Form 20-F
period 2000-03-31
ICICI BANK LTD
filed 2000-10-11
CIK 1103838

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 20-F
(Mark One)
[ ] Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

[X] Annual Report pursuant to Section 13 or 15(d) of the Securities
    Exchange Act of 1934 For the fiscal year ended March 31, 2000

[ ] Transition Report pursuant to Section 13 or 15(d) of the Securities
    Exchange Act of 1934 For the transition period from _____________ to
    _____________

                        Commission File Number 001-15002


                               ICICI BANK LIMITED
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
                (Translation of Registrant's name into English)

                            Vadodara, Gujarat, India
                (Jurisdiction of incorporation or organization)

                                  ICICI Towers
                              Bandra-Kurla Complex
                                Mumbai - 400051
                (Address of principal executive or organization)

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class                    Name of Each Exchange on Which Registered
         None                                        Not Applicable

          Securities registered pursuant to Section 12(g) of the Act.

                           American Depositary Share
          each represented by 2 Equity Shares, par value Rs. 10 share.
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act.
                                 Not Applicable
                                (Title of Class)

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report -196,818,880 Equity Shares

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 month (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes.........x............                    No.....................

     Indicate by check mark which financial statement item the registrant has elected to follow.

     Item 17..................                    Item 18.........x......

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
Cross Reference Sheet ...................................................     3
Certain Definitions .....................................................     5
Forward-Looking Statements ..............................................     6
Exchange Rates ..........................................................     7
Risk Factors ............................................................     8
Relationship with the ICICI Group .......................................    19
Business ................................................................    22
  Overview ..............................................................    22
  History ...............................................................    22
  Our Strategy ..........................................................    23
  Our Principal Business Activities .....................................    25
  Corporate Banking .....................................................    26
  Retail Banking ........................................................    36
  Treasury ..............................................................    44
  Funding ...............................................................    47
  Loan Portfolio ........................................................    48
  Non-Performing Loans ..................................................    51
  Risk Management .......................................................    60
  Technology ............................................................    72
  Competition ...........................................................    73
  Employees .............................................................    75
  Properties ............................................................    76
  Legal and Regulatory Proceedings ......................................    76
Selected Consolidated Financial and Operating Data ......................    77
Management's Discussion and Analysis of Financial Condition and
  Results of Operations .................................................    82
Management ..............................................................   101
Related Party Transactions ..............................................   108
Overview of the Indian Financial Sector .................................   110
Supervision and Regulation ..............................................   120
Exchange Controls .......................................................   130
Nature of the Indian Securities Trading Market ..........................   131
Restriction on Foreign Ownership of Indian Securities ...................   139
Principal Shareholders ..................................................   141
Dividends ...............................................................   142
Taxation ................................................................   143
Use of Proceeds .........................................................   147
Presentation of Financial Information ...................................   147
Additional Information ..................................................   147
Selected Financial Information for ICICI Bank under Indian GAAP .........   149
Significant Differences between Indian GAAP and US GAAP .................   151
Exhibit Index ...........................................................   154

                             CROSS REFERENCE SHEET

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisers

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

     See "Exchange Rates", "Risk Factors" and "Selected Consolidated Financial and Operating Data".

Item 4. Information on the Company

     See "Business", "Relationship with the ICICI Group", "Overview of the Indian Financial Sector" and "Supervision and Regulation".

Item 5. Operating and Financial Review and Prospects

     See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Item 6. Directors, Senior Management and Employees

     See "Management" and "Business--Employees".

Item 7. Major Shareholders and Related Party Transactions

     See "Relationship with the ICICI Group", "Management--Interest of Management in Certain Transactions", "Principal Shareholders", "Related Party Transactions" and Note 13 to ICICI Bank's US GAAP Financial Statements.

Item 8. Financial Information

     See the Report of Independent Auditors on ICICI Bank's US GAAP Financial Statements and ICICI Bank's US GAAP Financial Statements and the notes thereto.

Item 9. The Offer and Listing

     See "Nature of the Indian Securities Trading Market".

Item 10. Additional Information

     See "Exchange Controls", "Restriction on Foreign Ownership of Indian Securities", "Dividends", "Taxation" and "Additional Information".

Item 12. Description of Securities Other than Equity Securities

     Not applicable.

                                    PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     See "Use of Proceeds".

                                    PART III

Item 18. Financial Statements

     See the Report of Independent Auditors on ICICI Bank's US GAAP Financial Statements and ICICI Bank's US GAAP Financial Statements and the notes thereto.

Item 19. Exhibits

     See the Exhibit Index and attached exhibits, if any.

                              CERTAIN DEFINITIONS

     In this annual report, all references to "we", "our", "us" and "ICICI Bank" are to ICICI Bank Limited. References to "ICICI" are to ICICI Limited on an unconsolidated basis and references to the "ICICI group" and "the group" are to ICICI Limited and its consolidated subsidiaries including us.

                           FORWARD-LOOKING STATEMENTS

     We have included statements in this annual report which contain words or phrases such as "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions, that are "forward-looking statements". Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to successfully implement our strategy, the market acceptance of and demand for Internet banking services, future levels of non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, investment income, cash flow projections and our exposure to market risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what actually occur in the future. As a result, actual future gains, losses or impact on net interest income could materially differ from those that have been estimated.

     In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions in India, south east Asia, and the other countries which have an impact on our business activities or investments, the monetary and interest rate policies of India, inflation, deflation, unanticipated turbulence in interest rates, changes in the value of the rupee, foreign exchange rates, equity prices or other rates or prices, the performance of the financial markets and level of Internet penetration in India and globally, changes in domestic and foreign laws, regulations and taxes, changes in competition and the pricing environment in India, and regional or general changes in asset valuations. For further discussion on the factors that could cause actual results to differ, see the discussion under "Risk Factors" contained in this annual report.

                                 EXCHANGE RATES

     Fluctuations in the exchange rate between the Indian rupee and the US dollar will affect the US dollar equivalent of the Indian rupee price of the equity shares on the Indian stock exchanges and, as a result, will affect the market price of the ADSs in the United States. These fluctuations will also affect the conversion into US dollars by the depositary of any cash dividends paid in Indian rupees on the equity shares represented by ADSs.

     On an average annual basis, the rupee has consistently declined against the dollar since 1980. In early July 1991, the government of India adjusted the rupee downward by an aggregate of approximately 20.0% against the dollar as part of an economic package designed to overcome an external payments crisis.

     In fiscal 2001, the rupee has declined sharply against the US dollar and other currencies as a result of a number of factors including rising petroleum prices and decisions by international fund and other investment managers to sell rupee assets. The decline in the rupee caused the Reserve Bank of India to announce an increase in the bank rate by 100 basis points on July 21, 2000 which led to an increase in domestic interest rates.

     The following table sets forth, for the periods indicated, certain information concerning the exchange rates between Indian rupees and US dollars based on the noon buying rate:

Fiscal Year                                Period End(1)         Average(1)(2)
--------------------------------------     -------------         -------------
1996 .................................          34.35                  33.47
1997 .................................          35.88                  35.70
1998 .................................          39.53                  37.37
1999 .................................          42.50                  42.27
2000 .................................          43.65                  43.46
2001 (through September 15) ..........          45.85                  44.80

Month                                           High                  Low
--------------------------------------     -------------         -------------
March 2000 ...........................          43.65                  43.58
April 2000 ...........................          43.75                  43.63
May 2000 .............................          44.65                  43.67
June 2000 ............................          44.85                  44.65
July 2000 ............................          45.15                  44.69
August 2000 ..........................          46.05                  45.15

---------
(1) The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.

(2) Represents the average of the noon buying rate on the last day of each month during the period.

     Although we have translated certain rupee amounts in this annual report into dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated below, or at all. Except in the section on "Nature of the Indian Securities Trading Market", all translations from rupees to dollars are based on the noon buying rate in the City of New York for cable transfers in rupees at March 31, 2000. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on March 31, 2000 was Rs. 43.65 per US$ 1.00 and on September 15, 2000 was Rs. 45.85 per US$ 1.00. The exchange rates used for convenience translations differ from the actual rates used in the preparation of our financial statements.

                                  RISK FACTORS

     You should carefully consider the following risk factors as well as the other information contained in this annual report in evaluating us and our business.

Risks Relating to India

A slowdown in economic growth in India could cause our business to suffer.

     Our performance and the quality and growth of our assets are necessarily dependent on the health of the overall Indian economy. The Indian economy has grown over the past few years with real GDP increasing from Rs. 7,990.8 billion (US$ 183.1 billion) in fiscal 1994 to Rs. 11,513.6 billion (US$ 263.8 billion) in fiscal 2000. However, there was a slowdown in industrial growth in fiscal 1997 and fiscal 1999. Industrial production in India suffered during these years as a result of the global downturn in commodity prices, particularly in the man-made fibers, iron and steel and textile sectors. This slowdown in industrial growth also had an adverse impact on manufacturing industries, including the light manufacturing industry. Although industrial growth has recovered in fiscal 2000, any future slowdown in the Indian economy or future volatility of global commodity prices could adversely affect our borrowers and contractual counterparties. This in turn could adversely affect our business, including our ability to grow our asset portfolio, the quality of our assets, and our ability to implement our strategy.

The high price of crude oil could affect our banking business.

     India imports over 70% of its requirements of petroleum products. The sharp increase in global prices of these products, such as has occurred in the past few months, could adversely impact the Indian economy in general and consequently the Indian banking system. Overall industrial growth could slow down which in turn could adversely affect our business including our ability to grow, the quality of our assets and our ability to implement our strategy.

A significant change in the Indian government's economic liberalization and deregulation policies could disrupt our business and cause the price of our equity shares and our ADSs to go down.

     We are an Indian company and all our operations are conducted, and almost all of our assets and customers are located, in India. The Indian government has traditionally exercised and continues to exercise a dominant influence over many aspects of the economy. Its economic policies have had and could continue to have a significant effect on private-sector entities, including us, and on market conditions and prices of Indian securities, including our equity shares and our ADSs. However, since 1991, the Indian government has adopted a policy of deregulating the domestic economy, has been opening the economy to foreign trade and has been reforming the framework for foreign investment.

     Since 1996, the government of India has changed four times. The most recent parliamentary elections were completed in October 1999. A coalition government led by the Bhartiya Janata Party was formed with A. B. Vajpayee as the Prime Minister of India. Although the Vajpayee government has continued India's current economic liberalization and deregulation policies, a significant change in these policies could adversely affect business and economic conditions in India in general as well as our business, our future financial performance and the price of our equity shares and our ADSs.

Financial instability in other countries, particularly emerging market countries in Asia, could disrupt our business and cause the price of our equity shares and our ADSs to go down.

     The Indian market and the Indian economy are influenced by economic and market conditions in other countries, particularly emerging market countries in Asia. Financial turmoil in Asia, Russia and elsewhere in the world in recent years had affected different sectors of the Indian economy in varying degrees. Although economic conditions are different in each country, investors' reactions to developments in one country can have adverse effects on the securities of companies in other countries, including India. A loss of investor confidence in the financial systems of other emerging markets may cause increased volatility in Indian financial markets and, indirectly, in the Indian economy in general. Any worldwide financial instability could also have a negative impact on the Indian economy. Financial disruptions may happen again and could have an adverse effect on our business, our future financial performance and the price of our equity shares and our ADSs.

Deteriorating trade deficits and economic sanctions could cause our business to suffer and the price of our equity shares and our ADSs to go down.

     India's trade relationships with other countries can also influence Indian economic conditions. In fiscal 2000, India experienced a trade deficit of Rs.
741.2 billion (US$ 17.0 billion). In fiscal 2001, so far, our trade deficit has been affected adversely by a rising oil-bill on account of higher global crude prices. If trade deficits increase or are no longer manageable, the Indian economy, our business and the price of our equity shares and our ADSs, could be adversely affected. In May 1998, the United States imposed economic sanctions against India in response to India's continued testing of nuclear devices. These sanctions have now been partly lifted. However, we cannot be sure that these sanctions would not be reactivated or that additional economic sanctions of this nature will not be imposed by the United States or any other country, or that such sanctions will not have a material adverse effect on our business, our future financial performance or the price of our equity shares and our ADSs.

A significant change in the composition of the Indian economy may affect our business.

     The Indian economy is in a state of transition. The share of the services sector of total GDP is rising while that of the industrial and agricultural sector is declining. It is difficult to gauge the impact of such fundamental economic changes on our business. We cannot be certain that these changes will not have a material adverse effect on our business.

If regional hostilities increase, our business could suffer and the price of our equity shares and our ADSs could go down.

     India has from time to time experienced social and civil unrest and hostilities with neighboring countries. During May-July 1999, there were armed conflicts over parts of Kashmir involving the Indian army and infiltrators from Pakistan into Indian territory. India and Pakistan were in a heightened state of hostilities with significant loss of life and troop conflicts. The hostilities have since substantially abated. The hostilities between India and Pakistan are particularly threatening because both India and Pakistan are nuclear powers. Additionally, Pakistan experienced a military coup in October 1999 and has been under military rule since that time, resulting in further tensions between India and Pakistan. Although these recent hostilities and the change of government in Pakistan did not have an adverse impact on our business, hostilities and tensions may occur in the future and on a wider scale. These hostilities and tensions could lead to political or economic instability in India and a possible adverse effect on our business, our future financial performance and the price of our equity shares and our ADSs.

Risks Relating to Our Business

Our business is particularly vulnerable to volatility in interest rates.

     Our results of operations are substantially dependent upon the level of our net interest income. Interest rates are highly sensitive to many factors beyond our control, including deregulation of the financial sector in India, the Reserve Bank of India's monetary policies, domestic and international economic and political conditions and other factors. Changes in interest rates could affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income leading to a reduction in our net interest income.

     The Reserve Bank of India has recently reversed three years of declining interest rates and, partly in response to exchange rate volatility, announced an increase in the bank rate by 100 basis points on July 21, 2000. These increases did not affect the financial results for fiscal 2000 discussed in this annual report but can be expected to adversely affect our results during fiscal 2001. Income from treasury operations is particularly vulnerable to interest rate volatility. An increasing interest rate environment is likely to adversely affect the income from treasury operations for banks in India. Furthermore, declines in the value of the trading portfolio in such an environment, adversely affect the income statement.

     Continued interest rate increases could adversely affect our business, our future financial performance and the price of our equity shares and our ADSs. Volatility in interest rates could also adversely affect our business, our future financial performance and the price of our equity shares and our ADSs.

We could be exposed to higher risk in the event of sudden changes in the Indian financial markets.

     We are a relatively small participant in the Indian banking industry. Our limited capital base severely restricts our ability to absorb sudden changes in the financial markets such as tightening of monetary policy, increases in interest rates and significant reductions in deposits. The Indian economy is prone to these sudden changes as a result of its political and economic situation. Therefore, any sudden change in the Indian economy could have a material adverse effect on our business and our future financial performance and may restrict our ability to grow our business as anticipated.

Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity our business could be adversely affected.

     Most of our funding requirements are met through short-term funding sources, primarily in the form of deposits including inter-bank deposits. However, a portion of our assets have medium or long-term maturities, creating a potential for funding mismatches. At March 31, 2000, savings deposits and non-interest-bearing demand deposits together constituted 21.5% of our total deposits and 17.8% of our total liabilities. In addition, time deposits with a residual maturity of less than one year constituted 72.3% of our total deposits and 59.9% of our total liabilities. At March 31, 2000, loans having residual maturity of one year or more constituted 11.1% of our total assets. In our experience, a substantial portion of our customer deposits has been rolled over upon maturity and has been, over time, a stable source of funding. However, no assurance can be given that this experience will continue. If a substantial number of our depositors do not roll over deposited funds upon maturity, our liquidity position could be adversely affected. This could have a material adverse effect on our business, our future financial performance and the price of our equity shares and our ADSs.

We could be subject to volatility in income from our treasury operations.

     Non-interest revenue from trading account assets (primarily government of India securities), securities and foreign exchange transactions represented 33.7% of our net revenue for fiscal 1999 and 37.0% of our net revenue for fiscal 2000. This treasury revenue is vulnerable to volatility in the market caused by, among other things, changes in interest rates, foreign currency exchange rates and equity prices. Any increase in interest rates would have an adverse effect on the value of our fixed income trading portfolio and our net interest revenue. For a fuller description of the effect of an increasing interest rate environment, see "-- Our business is particularly vulnerable to volatility in interest rates". Any decrease in our income due to volatility in income from treasury operations could have a material adverse effect on the price of our equity shares and our ADSs.

We have high concentrations of loans to certain customers and to certain sectors and if any of these loans were to become non-performing, the quality of our loan portfolio could be adversely affected.

     At March 31, 2000, our 10 largest loans, based on outstanding balances, totaled approximately Rs. 5.5 billion (US$ 126 million), which represented approximately 11.7% of our total loans and 48.2% of our stockholders' equity. Our largest single loan exposure, based on outstanding balances at that date, was Rs. 1020 million (US$ 23.4 million), which represented approximately 2.2% of our total loans and approximately 9.0% of our stockholders' equity. At March 31, 2000, the largest group of companies under the same management control accounted for approximately 2.0% of our total loans and approximately 8.2% of our stockholders' equity. At March 31, 2000, none of our 10 largest loans based on outstanding balances was classified as non-performing and our largest non-performing loan was our 35th largest loan overall based on outstanding principal balance. However, if any of our ten largest loans was to become non-performing, the quality of our loan portfolio and the price of our equity shares and our ADSs could be adversely affected.

     At March 31, 2000, we had extended loans to nearly every industrial sector in India. At that date, approximately 59.2% of our gross non-performing loan portfolio was concentrated in three sectors: light manufacturing, textiles and iron and steel with 15.1% of our total loan portfolio being concentrated in these three sectors. Recently, these sectors have been adversely affected in varying degrees by declining commodity prices of man-made fibers, iron and steel and textiles, the revaluation of south-east Asian currencies and the slowdown in industrial growth in India. Industry-specific difficulties in other sectors could increase our level of non-performing loans and adversely affect our business, our future financial performance and the price of our equity shares and our ADSs.

Because the regulations for the classification and treatment of non-performing loans in India are not as stringent as regulations in the US and other developed economies, we may classify and reserve against non-performing loans significantly later than our counterparts in other developed countries and we may not set aside comparable amounts of allowance for credit losses.

     The Indian financial system is primarily regulated by the Reserve Bank of India. Rules and regulations relating to banks and financial institutions in India are less restrictive than in the United States and other developed countries.

     The most significant area is the treatment of non-performing loans in India. We treat loans as non-performing and place them on a non-accrual basis (that is, we no longer recognize payments of interest unless and until payments are actually received) when we determine that interest or principal is past due beyond specified periods or that the payment of interest or principal is doubtful. Under Indian practice, loans are classified as non-performing when interest or principal is past due for 180 days (typically two payments). Payments on most loans are on a quarterly basis. This time period is much longer than in the United States and other developed countries where loans are generally placed on a non-accrual basis when any payment, including any periodic principal payment, is not paid for a 90-day period. In addition, under US GAAP, we provide for loan losses based on our internal subjective assessment of the possibility of recovery of such loans based principally on the extent to which we are able to capture sufficient cash flows from the borrower and secondarily on the realizable value of collateral. We may classify and reserve against non-performing loans significantly later than they would be in other developed countries. As a result, we may not set aside comparable amounts of allowance for credit losses as would financial institutions in the United States or other developed countries.

If we are unable to control and reduce the level of non-performing loans in our portfolio, our business will suffer.

     Our gross non-performing loans represented 5.7% of our gross loan portfolio at March 31, 1999 and 3.0% at March 31, 2000. Our net non-performing loans represented 2.7% of our net loans at March 31, 1999 and 1.4% at March 31, 2000. We cannot assure you that our provisions will be adequate to cover any further increase in the amount of non-performing loans or any further deterioration in our non-performing loan portfolio. Although we believe that our allowance for loan losses is adequate to cover all known losses in our portfolio of assets, the level of our non-performing loans is higher than the average percentage of non-performing loans in the portfolios of banks in more developed countries. In absolute terms, our gross non-performing loans actually decreased by Rs.195 million (US$ 4 million) or 12.1% in fiscal 2000 whereas the same had grown by Rs. 1,009 million (US$ 23 million) or 167.1% in fiscal 1999. As a percentage of net loan, net non-performing loans decreased to 1.4% at year end fiscal 2000 from 2.7% at year end fiscal 1999 and 1.4% at year end fiscal 1998. Also, at March 31, 2000, 3.5% of our gross directed lending loan portfolio was non-performing compared to 4.7% at March 31, 1999, 4.4% at March 31, 1998 and 1.7% at March 31, 1997. Under directed lending regulations in India, we are required to lend 40.0% of our net bank credit to priority sectors, including, among others, small-scale industries, the agriculture sector and small businesses, and lend 12.0% of our net bank credit in the form of export credit. We may experience a significant increase in non-performing loans in our directed lending portfolio because economic difficulties are likely to affect these borrowers more severely and we are less able to control the quality of this portfolio.

     A number of factors which are not in our control will likely affect our ability to control and reduce non-performing loans, including developments in the Indian economy, movements in global commodity markets, global competition, interest rates and exchange rates. Although we are increasing our efforts to improve collections and to foreclose on existing non-performing loans, as discussed below, we may not be successful in our efforts and the overall quality of our loan portfolio may deteriorate in the future. Our recent entry into the credit card business and our upcoming entry in the auto loan and home mortgage loan business during fiscal 2001 may cause our non-performing loans to increase and the overall quality of our loan portfolio to further deteriorate. If we are unable to control and reduce our non-performing loans, we may be unable to execute our business plan as expected and that could adversely affect the price of our equity shares and our ADSs. Further, our growth-oriented strategy has involved a significant increase in our loan portfolio in recent years which could result in additional non-performing loans.

     On July 21, 2000, the Reserve Bank of India announced an increase in the bank rate of 100 basis points in response to pressure on the exchange value of the rupee. There is a risk that the increase in domestic interest rates, and the impact of the sharp increase in the price of oil on the Indian economy, could increase our non-performing loans during fiscal 2001.

If we are unable to improve our allowance for credit losses as a percentage of non-performing loans, the price of the equity shares and the ADS could go down.

     Our allowance for credit losses represented 52.8% of our gross non-performing loans at March 31, 2000 compared to 54.6% at March 31, 1999. Although we believe that our allowance for credit losses is adequate to cover all known losses in our asset portfolio and is in accordance with US GAAP, we cannot assure you that our allowance will be adequate to cover any further deterioration in our non-performing loan portfolio. In the event of any further deterioration in our non-performing loan portfolio, there will be an adverse impact on our net income.

We may be unable to foreclose on our collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security exposing us to a potential loss.

     Our loan portfolio consists primarily of working capital loans that are typically secured by a first lien on inventory, receivables and other current assets. In some cases, we may take further security of a first or second lien on fixed assets, a pledge of financial assets like marketable securities, corporate guarantees and personal guarantees.

     In India, foreclosure on collateral generally requires a written petition to an Indian court. An application, when made, may be subject to delays and administrative requirements that may result in, or be accompanied by, a decrease in the value of the collateral. These delays can last for up to several years leading to deterioration in the physical condition and market value of the collateral. Collateral, consisting of inventory and receivables, is particularly likely to decrease in value due to any delay in enforcement. In the event a borrower makes an application for relief to a specialized quasi-judicial authority called the Board for Industrial and Financial Reconstruction, foreclosure and enforceability of collateral is normally stayed.

     We cannot guarantee that we will be able to realize the full value on our collateral, due to, among other things, delays on our part in taking immediate action, delays in bankruptcy foreclosure proceedings, defects in the perfection of collateral and fraudulent transfers by borrowers. We may also face problems in realizing the full value of any fixed assets in which we have only a subordinated or second lien security interest if the party having the first lien security interest has already partly or fully realized the value of this collateral.

     Additionally, we are a member of a consortium of banks for which we are not the lead lender for 6, or 27.4% of our non-performing loans, including, five of our top ten non-performing loans. Accordingly, we do not control the negotiation, restructuring or settlement of these loans and may not be able to enforce these obligations on the most advantageous terms to us. A failure to recover the expected value of collateral security could expose us to a potential loss, which could reduce the value of our stockholders' equity and adversely affect our business.

We face greater credit risks than banks in more developed countries.

     Our principal business is providing financing to our clients, virtually all of whom are based in India. Our loans to middle market companies can be expected to be more severely affected than loans to large corporations by adverse developments in the Indian economy due to their generally weaker financial position. In all of these cases, we are subject to the credit risk that our borrowers may not pay us in a timely fashion or at all. The credit risk of all our borrowers is higher than in other developed countries due to the higher uncertainty in our regulatory, political and economic environment and difficulties that many of our borrowers face in adapting to instability in world markets and rapid technological advances taking place across the world. Unlike in most other developed countries, we are required to do directed lending to certain sectors specified by the Reserve Bank of India. For a further discussion of the Reserve Bank of India regulations applicable to Indian commercial banks see, "Supervision and Regulation". These sectors generally have greater credit risks than our normal lending business. Higher credit risk may expose us to potential losses which would adversely affect our business, our future financial performance and the price of our equity shares and our ADSs.

We are subject to the control of ICICI and could be subject to the control of other shareholders.

     Although ICICI owns 62.2% of our outstanding equity shares, its voting power is limited due to Indian regulations that require that holders of 10.0% or more of a bank's outstanding equity shares may only vote 10.0% of the outstanding equity shares. Due to this voting restriction, and the fact that no other shareholder owns 10.0% or more of our outstanding equity shares, ICICI currently effectively controls 24% of the voting power of our outstanding equity shares. For a more complete description of this voting restriction, see "Relationship with the ICICI Group -- Capital, Dividend and Voting Limitations".

     Under the terms of our organizational documents, ICICI is entitled to appoint one third of the members of our board of directors, including the Executive Chairman and Managing Director of our board. ICICI is also permitted to vote on the appointment of the remaining members of our board. ICICI has appointed two directors to our current eight member board. Accordingly, ICICI may be able to exercise effective control over our board and over matters subject to a shareholder vote.

     Additionally, because of the limited voting power of ICICI, it is possible that a consortium of shareholders that acquires a portion of our outstanding equity shares could effectively control us. If such shareholders decide to significantly alter our business plan and change or terminate our relationship with the ICICI group, it could have an adverse effect on the price of our equity shares and our ADSs. Under the current regulations, the approval of the Reserve Bank of India is required before we can register the transfer of shares for an individual or group which acquires 5.0% or more of our total paid up capital.

The conversion of ICICI into a bank could impact the price of our equity shares and our ADSs.

     The regulatory situation in India that governs our relationship with our parent company, ICICI, is in a state of flux. Under current guidelines, ICICI may not convert to bank status and is required to reduce its ownership interest in us to no more than 40.0% at some point in the future. The issue of universal banking, which in the Indian context means combining commercial banks and long-term development financial institutions, has been discussed at length over the past few years. In its monetary and credit policy for fiscal 2001, the Reserve Bank of India announced that it would consider proposals from development financial institutions, like ICICI, who wish to transform themselves into banks on a case-by-case basis. ICICI and ICICI Bank are exploring a range of possible options should the regulatory situation change. In this regard, ICICI has had several exploratory discussions with the regulators. It is only after satisfactory resolution of various regulatory issues including that of the imposition of the statutory liquidity ratio , the cash reserve ratio and priority sector lending that a view can be taken on the future course of action. In the meantime, this state of flux and the uncertainty it causes may impact the price of our equity shares and our ADSs.

We work closely with ICICI and conflicts of interest with ICICI or the deterioration of our relationship with ICICI could adversely affect our business.

     We offer products and services which largely complement the product and services offered by ICICI and other ICICI group members. We seek to take advantage of the customer relationships of the ICICI group. Because both ICICI and we are offering some similar financial products and services, there may be conflicts of interest between ICICI and us that could adversely affect our business and the price of our equity shares and our ADSs. There is a risk that ICICI may make business decisions which are to its advantage or the advantage of other group companies at our expense. For example, ICICI may choose to enter or increase its presence in certain markets in which we operate.

Any deterioration in the financial condition of our parent company, ICICI, could adversely impact our business.

     We fund our business operations independently of ICICI and our business strategy and the execution of that strategy is independent from the business and strategy of ICICI. However, any deterioration in ICICI's financial condition may adversely impact the ICICI brand name and, indirectly, our reputation and affect the confidence of our customers in us. A reduction in consumer confidence could affect our ability to raise deposits from and make loans to customers and adversely impact our business and our future financial performance.

If we are unable to manage our rapid growth, our business could be disrupted and the price of the equity shares and the ADSs could go down.

     Since our inception in 1994, we have experienced rapid growth. Our asset growth rate has been significantly higher than the Indian GDP growth rate over the last five fiscal years. Our balance sheet growth was 78.5% in fiscal 1998, 112.1% in fiscal 1999 and 71.0% in fiscal 2000. We expect to continue to implement a strategy of aggressive growth in our loans and deposits. Our growth is expected to place significant demands on our management and other resources and will require us to continue to develop and improve our operational, credit, financial and other internal risk controls. This growth will also provide challenges in our effort to maintain and improve the quality of our assets. Our inability to manage our growth effectively could have a material adverse effect on our business, our future financial performance and the price of our equity shares and our ADSs.

The success of our Internet banking strategy will depend, in part, on the development of the new and evolving market for Internet banking in India.

     We have offered Internet banking services to our customers since October 1997, although there are currently low volumes of such transactions being conducted in India. At March 31, 2000, we had approximately 110,000 Internet accounts. The demand and market acceptance for Internet banking are subject to a high level of uncertainty and are substantially dependent upon the adoption of the Internet for general commerce and financial services transactions in India. In 1999, there were approximately 0.8 million Internet users in India and approximately 129 Internet service providers. The International Data Corporation estimated in 1999 that the number of Internet users will increase to 4.5 million by 2002 and 12.3 million by 2005.

     Many of our existing customers and potential customers have only a very limited experience with the Internet as a communications medium. In order to realize significant revenue from our Infinity services, we will have to persuade our customers to conduct banking and financial transactions through the Internet. In addition, the cost to Indian consumers of obtaining the hardware, software and communications links necessary to connect to the Internet is too high to enable many people in India to afford to use these services at this time. Although relevant legislation has been introduced by the government of India, critical issues concerning the commercial use of the Internet, such as security, legal recognition of electronic records, validity of contracts entered into online and the validity of digital signatures, remain unresolved and may inhibit growth. If Internet banking does not continue to grow or grows slower than expected, we will not be able to meet our projected earnings and growth strategy related to our Internet banking business.

The success of our Internet banking strategy will depend, in part, on the development of adequate infrastructure for the Internet in India.

     The Internet may not be accepted as a viable commercial marketplace in India for a number of reasons, including inadequate development of the necessary network infrastructure. There can be no assurance that the Internet infrastructure in India will be able to support the demands of its anticipated growth. Inadequate infrastructure could result in slower response times and adversely affect usage of the Internet generally. If the infrastructure for the Internet does not effectively support growth that may occur, we will not be able to execute our growth strategy related to our Internet banking business.

If we are unable to succeed in our new business areas, we may not be able to execute our growth strategy.

     We have recently launched several Internet banking products for our retail and corporate customers including online bill payments and online account opening. We have also recently entered the Indian credit card market and started offering mobile phone banking services. ICICI group also intends to provide online brokering services. We provide online integration between the customer's depositary share account and bank account with us and securities brokerage account with ICICI Web Trade Limited. We expect to offer auto loans and home mortgage loans that qualify as priority sector lending and distribute life insurance products proposed to be offered by the ICICI group to our customers. We intend to continue to explore new business opportunities in both retail and corporate banking. We cannot assure you that we have accurately estimated the relevant demand for these new banking products or that we will be able to master the skills and management information systems necessary to successfully manage our new products and services. Our inability to grow in new business areas could adversely affect our future financial performance and the price of our equity shares and our ADSs.

Material changes in the regulations which govern us could cause our business to suffer and the price of our equity shares and our ADSs to go down.

     Banks in India operate in a highly regulated environment in which the Reserve Bank of India extensively supervises and regulates banks. Our business could be directly affected by any changes in policies for banks in respect of directed lending and reserve requirements. In addition, banks are generally subject to changes in Indian law, as well as to changes in regulation and governmental policies, income tax laws and accounting principles. We cannot assure you that laws and regulations governing the banking sector will not change in the future or that any changes will not adversely affect our business, our future financial performance and the price of our equity shares and our ADSs.

Our business is very competitive and our growth strategy depends on our ability to compete effectively.

     Interest rate deregulation and other liberalization measures affecting the Indian banking sector have increased competition. This liberalization process has led to increased access for our customers to alternative sources of funds, such as domestic and foreign commercial banks and the domestic and international capital markets. Our corporate and retail lending business will continue to face competition from Indian and foreign commercial banks and non-banking finance companies. In addition, we will face increasing competition for deposits from other banks, non-banking entities like mutual funds and non-banking finance companies. Our future success will also depend upon our ability to compete effectively with these entities, including the public sector banks, which may have significantly greater resources than us. Our business could also be affected by the increasing use of technology by our competitors. Competition may also increase significantly with greater deregulation of the Indian banking industry. Due to competitive pressures, we may be unable to successfully execute our growth strategy and offer products and services at reasonable returns and this may adversely impact our business and our future financial performance.

We face risks associated with potential strategic partnerships or other ventures, including whether any such transactions can be completed and whether the other party can be integrated with our business on favorable terms.

     We may seek opportunities for growth through future acquisitions, investments, strategic partnerships or ventures. Any such future transactions may involve a number of risks, including increased costs, diversion of our management's attention required to integrate the acquired business and the failure to retain key acquired personnel and clients, some or all of which could have an adverse effect on our business.

If we are unable to adapt to the rapid technological changes, our business could suffer.

     Our success will depend, in part, on our ability to respond to technological advances and emerging banking industry standards and practices on a cost-effective and timely basis. The development and implementation of such technology entails significant technical and business risks. There can be no assurance that we will successfully implement new technologies effectively or adapt our transaction-processing systems to customer requirements or emerging industry standards. If we are unable, for technical, legal, financial or other reasons, to adapt in a timely manner to changing market conditions or customer requirements, our business and our future financial performance could be materially adversely affected.

Significant security breaches and fraud could adversely impact our business.

     We seek to protect our computer systems and network infrastructure from physical break-ins as well as security breaches and other disruptive problems caused by our increased use of the Internet. Computer break-ins and power disruptions could affect the security of information stored in and transmitted through such computer systems and network infrastructure. We employ security systems, including firewalls and password encryption, designed to minimize the risk of security breaches. Though, we intend to continue to implement security technology and establish operational procedures to prevent break-ins, damage and failures, there can be no assurance that these security measures will be successful. A significant failure of security measures could have a material adverse effect on our business and our future financial performance.

     Our business operations are highly transaction-oriented. Although we take adequate measures to safeguard against fraud, there can be no assurance that we would be able to prevent fraud. Our reputation could be adversely affected by significant fraud committed by employees or outsiders.

Risks Relating to the ADSs and Equity Shares

You will not be able to vote your ADSs.

     Holders of ADSs have no voting rights unlike holders of the equity shares who have voting rights. The depositary exercises its right to vote the equity shares represented by the ADSs as directed by our board of directors. If you wish, you may withdraw the equity shares underlying the ADSs and seek to vote the equity shares you obtain upon withdrawal. However, for foreign investors, this withdrawal process may be subject to delays. For a discussion of the legal restrictions triggered by a withdrawal of the equity shares from the depositary facility upon surrender of ADSs, see "Restriction on Foreign Ownership of Indian Securities."

Your ability to withdraw equity shares from the depositary facility is uncertain and may be subject to delays.

     India's restrictions on foreign ownership of Indian companies limit the number of shares that may be owned by foreign investors and generally require government approval for foreign ownership. Investors who withdraw equity shares from the depositary facility are subject to Indian regulatory restrictions on foreign ownership upon withdrawal. It is possible that this withdrawal process may be subject to delays. For a discussion of the legal restrictions triggered by a withdrawal of equity shares from the depositary facility upon surrender of ADSs, see "Restriction on Foreign Ownership of Indian Securities".

Your ability to sell in India any equity shares withdrawn from the depositary facility may be subject to delays if specific government approval is required.

     Investors seeking to sell in India any equity shares withdrawn upon surrender of an ADS will require Reserve Bank of India approval for each such transaction unless the sale of such equity shares is made on a stock exchange or in connection with an offer made under the regulations regarding takeovers. If approval is required, we cannot guarantee that any approval will be obtained in a timely manner or at all. Because of possible delays in obtaining requisite approvals, investors in equity shares may be prevented from realizing gains during periods of price increases or limiting losses during periods of price declines.

You are unable to withdraw and redeposit shares in the depositary facility.

     Because of certain Indian legal restrictions, the supply of ADSs may be limited. The only way to add to the supply of ADSs will be through a primary issuance because the depositary is not permitted to accept deposits of outstanding equity shares and issue ADSs representing such shares. Therefore, an investor in ADSs who surrenders an ADS and withdraws equity shares is not permitted to redeposit his equity shares in the depositary facility. In addition, an investor who has purchased equity shares in the Indian market is not able to deposit them in the ADS program. The inability of investors to withdraw from and re-enter the depositary facility may adversely affect the market price of our ADSs.

US investors may be subject to materially adverse tax consequences if we are a passive foreign investment company.

     Based upon proposed Treasury regulations, which are proposed to be effective for taxable years after December 31, 1994, we do not expect to be considered a passive foreign investment company. In general, a foreign corporation is a passive foreign investment company for any taxable year in which (i) 75.0% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50.0% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of passive income. We have based our expectation that we are not a passive foreign investment company on, among other things, provisions in the proposed regulations that provide that certain restricted reserves (including cash and securities) of banks are assets used in connection with banking activities and are not passive assets, as well as the composition of our income and our assets from time to time. Since there can be no assurance that the proposed regulations will be finalized in their current form and the composition of our income and assets will vary over time, there can be no assurance that we will not be considered a passive foreign investment company for any fiscal year. If we are a passive foreign investment company at any time that you own ADSs and you are a US person, you may be subject to materially adverse US tax consequences. See "Taxation -- United States Taxation -- Passive Foreign Investment Company Rules".

Conditions in the Indian securities market may affect the price or liquidity of the equity shares and the ADSs.

     The Indian securities markets are smaller and more volatile than securities markets in more developed economies. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities and the price of our stock has been especially volatile. In 1999, our stock price on the The National Stock Exchange of India Limited (NSE) ranged from a high of Rs. 75.00 (US$ 1.72) in December 1999 to a low of Rs.
20.75 (US$ 0.48) in February 1999. From January 1, 2000 to March 31, 2000, our stock price on the NSE, reached a peak of Rs. 275 (US$ 6.30) and a low of Rs.
66.00 (US$ 1.52). At March 31, 2000 our stock price on the NSE was Rs. 267.05 (US$ 6.12) and our ADS price was US$ 14.625 on the NYSE.

     Indian stock exchanges have also experienced problems that have affected the market price and liquidity of the securities of Indian companies. These problems have included temporary exchange closures, broker defaults, settlement delays and strikes by brokers. The Stock Exchange, Mumbai, formerly known as the Bombay Stock Exchange or the BSE, was closed for three days in March 1995 following a default by a brokerage house. In addition, the governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Further, from time to time, disputes have occurred between listed companies and stock exchanges and other regulatory bodies, which in some cases may have had a negative effect on market sentiment. Similar problems could happen in the future and, if they did, they could affect the market price and liquidity of our equity shares and our ADSs.

     Because of our close relationship with ICICI, volatility in the price of ICICI shares could affect the price of our equity shares and our ADSs.

There is a limited market for the ADSs.

     Even though our ADSs are listed on the New York Stock Exchange, we cannot be certain that any trading market for our ADSs will develop or be sustained. We cannot guarantee that a market for the ADSs will continue.

Settlement of trades of equity shares on Indian stock exchanges may be subject to delays.

     The equity shares represented by our ADSs are listed on the Calcutta, Delhi, Madras and Vadodara Stock Exchanges, the BSE and the NSE. Settlement on these stock exchanges may be subject to delays and an investor in equity shares withdrawn from the depositary facility upon surrender of ADSs may not be able to settle trades on such stock exchanges in a timely manner.

As a result of Indian government regulation of foreign ownership, the price of the ADSs could go down.

     Foreign ownership of Indian securities is heavily regulated and is generally restricted. ADSs issued by companies in certain emerging markets, including India, may trade at a discount or premium to the underlying equity shares, in part because of the restrictions on foreign ownership of the underlying equity shares.

Your holdings may be diluted by additional issuances of equity by us and any dilution may adversely affect the market price of our ADSs.

     Any future issuances of equity by us will dilute the positions of investors in our ADSs and could adversely affect the market price of our ADSs. Although we do not anticipate issuing additional equity in the immediate future, there is a risk that our continued rapid growth could require us to fund this growth through additional equity offerings. Our recently approved employee stock option plan could lead to the issuance of up to 5.0% of our issued equity shares.

You may be unable to exercise preemptive rights available to other shareholders.

     A company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless these rights have been waived by at least 75.0% of the company's shareholders present and voting at a shareholders' general meeting. US investors in our ADSs may be unable to exercise preemptive rights for our equity shares underlying our ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any such registration statement as well as the perceived benefits of enabling US investors in our ADSs to exercise their preemptive rights and any other factors we consider appropriate at the time. We do not commit that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the depositary, which may sell such securities in the securities markets in India for the benefit of the investors in our ADSs. There can be no assurance as to the value, if any, the depositary would receive upon the sale of these securities. To the extent that investors in our ADSs are unable to exercise preemptive rights, their proportional interests in us would be reduced.

Because the equity shares underlying our ADSs are quoted in rupees in India, you may be subject to potential losses arising out of exchange rate risk on the Indian rupee and risks associated with the conversion of rupee proceeds into foreign currency.

     Investors will be subject to currency fluctuation risks and convertibility risks since the equity shares are quoted in rupees on the Indian stock exchanges on which they are listed. Dividends on the equity shares will also be paid in rupees, and then converted into US dollars for distribution to ADS investors. Investors that seek to convert the rupee proceeds of a sale of equity shares withdrawn upon surrender of ADSs into foreign currency and export the foreign currency will need to obtain the approval of the Reserve Bank of India for each such transaction. In addition, investors that seek to sell equity shares withdrawn from the depositary facility will have to obtain approval from the Reserve Bank of India, unless the sale is made on a stock exchange or in connection with an offer made under the regulations regarding takeovers. Holders of rupees in India may also generally not purchase foreign currency without general or special approval from the Reserve Bank of India.

     On an average annual basis, the rupee has declined against the US dollar since 1980. As measured by the Reserve Bank of India's reference rate, the rupee lost approximately 28.4% of its value against the US dollar in the last four years, depreciating from Rs. 35.68 per US$ 1.00 at August 30, 1996 to Rs.
45.80 per US$ 1.00 at August 31, 2000. At March 31, 2000, the Reserve Bank of India's reference rate was Rs. 43.65 per US$ 1.00. In addition, in the past, the Indian economy has experienced severe foreign exchange shortages, creating future potential decline in the value of the rupee. In 1991, the government of India obtained substantial foreign financial assistance, including a US$ 2.3 billion standby arrangement with the International Monetary Fund, in order to avert difficulties in servicing India's external debt. India's foreign exchange reserves have since increased and were US$ 35.6 billion at September 1, 2000.

You may be subject to Indian taxes arising out of capital gains.

     Generally, capital gains, whether short-term or long-term, arising on the sale of the underlying equity shares in India are subject to Indian capital gains tax. For the purpose of computing the amount of capital gains subject to tax, Indian law specifies that the cost of acquisition of the equity shares will be deemed to be the share price prevailing on the BSE or the NSE on the date the depositary advises the custodian to redeem receipts in exchange for underlying equity shares. The period of holding of such equity shares, for determining whether the gain is long-term or short-term, commences on the date of the giving of such notice by the depositary to the custodian. Investors are advised to consult their own tax advisers and to consider carefully the potential tax consequences of an investment in our ADSs.

There may be less company information available in Indian securities markets than securities markets in developed countries.

     There is a difference between the level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants and that of markets in the United States and other developed economies. The Securities and Exchange Board of India is responsible for improving disclosure and other regulatory standards for the Indian securities markets. The Securities and Exchange Board of India has issued regulations and guidelines on disclosure requirements, insider trading and other matters. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in developed economies.

                       RELATIONSHIP WITH THE ICICI GROUP

General

     The ICICI group is a diversified financial services group organized under the laws of India. The ICICI group includes ICICI, the parent company and its subsidiaries. These companies conduct commercial banking, investment banking, venture capital, information technology, Internet-based stock trading and retail banking activities. ICICI is one of the largest of all Indian financial institutions, banks and finance companies in terms of assets. ICICI has close relationships with a client base of over 1,000 Indian companies, a growing base of 3.7 million retail bond customers and a strong pool of experienced and talented professionals. The ICICI group's retail products include retail deposits, retail bonds, home mortgage loans and auto loans and other consumer finance products and services. In fiscal 2000, the ICICI group had consolidated net income of Rs. 9.3 billion (US$ 214 million). At March 31, 2000 the ICICI group had consolidated assets of Rs. 780.7 billion (US$ 17.9 billion) and consolidated stockholders' equity of Rs. 70.9 billion (US$ 1.6 billion).

     Most of the activities of the ICICI group are carried out through the parent company, ICICI, which is listed on the New York Stock Exchange (symbol:
IC). ICICI accounted for over 82.2% of the consolidated assets at year-end fiscal 2000 and 76.3% of the consolidated net income for fiscal 2000. We are the largest subsidiary in the ICICI group, accounting for 16.7% of the consolidated assets at year-end fiscal 2000 and 15.0% of the consolidated net income for fiscal 2000.

Capital, Dividend and Voting Limitations

     Under the conditions of the commercial banking license granted to ICICI in 1994 to establish us, there must be an arms length relationship organizationally and operationally between ICICI and us. We are also prohibited from extending any credit to ICICI. We have no agreement with ICICI and no plans to enter into an agreement regarding any future contribution of capital by ICICI to us for maintenance of our minimum capital adequacy ratio or with respect to any future issuance of equity shares by us to ICICI. Any declaration and payment of a dividend by us to any shareholder, including ICICI, must be recommended by our board of directors and approved by our shareholders in accordance with applicable Indian law, and if the dividend is in excess of 25.0% of the par value of our shares, we must obtain prior approval from the Reserve Bank of India.

     ICICI has no preemptive or registration rights with respect to our shares and we have no agreement to issue any equity or debt securities to ICICI.

     ICICI owns 62.2% of our equity shares. Under Indian law, no person holding shares in a banking company can vote more than 10.0% of such bank's outstanding equity shares. This means that while ICICI owns 62.2% of our equity shares, it can only vote 10.0% of our equity shares. Due to this voting restriction and the fact that no other shareholder owns 10.0% or more of our outstanding equity shares, ICICI effectively controls 24.0% of the voting power of our outstanding equity shares.

     Our organizational documents permit ICICI to appoint up to one third of the members of our board, including the Executive Chairman and Managing Director of our board. Pursuant to this authority, ICICI has appointed two directors to our eight-member board of directors. ICICI may also vote on the appointment of remaining members of our board of directors. Pursuant to our organizational documents, to convene a board meeting, one of the two ICICI directors on our board of directors must be present unless they waive this requirement in writing.

Ownership Considerations

     As we describe in "Group Operating Strategy" below, we work closely with ICICI and, given its large equity interest in us, we believe that ICICI has an incentive to help us perform well. There is a possibility that ICICI may make business decisions which are to its advantage or the advantage of other group companies at our expense.

     The regulatory situation in India that governs our relationship with our parent company, ICICI, is in a state of flux. Under current guidelines, ICICI may not convert to bank status and is required to reduce its ownership interest in us to no more than 40.0% at some point in the future. The issue of universal banking, which in the Indian context means combining commercial banks and long-term development financial institutions, has been discussed at length over the past few years. In its monetary and credit policy for fiscal 2001, the Reserve Bank of India announced that it would consider proposals from development financial institutions, like ICICI, who wish to transform themselves into banks on a case-by-case basis. ICICI and ICICI Bank are exploring a range of possible options should the regulatory situation change. In this regard, ICICI has had several exploratory discussions with the regulators. It is only after satisfactory resolution of various regulatory issues including that of the imposition of the statutory liquidity ratio , the cash reserve ratio and priority sector lending that a view can be taken on the future course of action.

Complementary Product Ranges

     Traditionally, regulation in the banking and financial services sector in India segregated the offering of various products and services between commercial banks like us and financial institutions like ICICI. In recent years, some of these restrictions have been relaxed, and there is some overlap between the product offerings of ICICI and us, as described below. However, we believe that both of our product ranges remain largely complementary and enable the ICICI group to attract and retain customers by providing a complete range of financial products and services.

   Corporate Lending

     Both we and ICICI offer term loans and guarantees although we generally do not compete with each other to provide these services. Because ICICI has a significantly larger balance sheet than us and our funding sources are of a shorter term than those of ICICI, ICICI typically offers larger loans on a fixed rate basis with longer maturities, while we offer smaller loans on a floating rate basis with shorter maturities. We can offer documentary credits for all purposes while, under current authorization, ICICI can offer documentary credits only to customers having an available line of foreign currency credit with them, and only for import of capital goods. ICICI is not permitted to offer these products for the import of raw materials, which we can do.

   Retail Lending

     While ICICI does not offer credit cards, it does, together with its subsidiary, ICICI Home Finance Company Limited, offer retail asset products including auto loans and home mortgage loans which are marketed through its subsidiary, ICICI Personal Financial Services Limited. We offer credit cards, loans against time deposits and loans against shares for subscriptions to initial public offerings of Indian companies. We plan to offer auto loans and home mortgage loans in fiscal 2001 which will be marketed through ICICI Personal Financial Services. Pursuant to an understanding between ICICI and us, we will offer auto loans and home mortgage loans that qualify as priority sector lending and ICICI, together with ICICI Home Finance, will offer all other auto loans and home mortgage loans. Home mortgage loans of up to Rs. 1 million and auto loans to professionals qualify as priority sector lending. For a description of our priority sector lending requirements, see "Business -- Corporate Banking -- Directed Lending".

   Funding

     ICICI is not permitted to offer banking products involving checking facilities including savings accounts, checking accounts, cash management services and time deposits of a maturity of less than one year. These products form our core funding base.

   Treasury

     Our foreign exchange treasury is a full-fledged authorized dealer while ICICI is permitted to deal only with regard to its underlying transactions. Our domestic treasury desk serves its customers independent of the ICICI desk.

Group Operating Strategy

     In fiscal 1999, in an effort to enhance the delivery of products and services to clients, the ICICI group decided to reorganize its structure. It formed three client relationship groups, the Major Clients Group, the Growth Clients Group and the Personal Financial Services Group, for this purpose.

     The relationship managers in the Major Clients Group and the Growth Clients Group are drawn from companies across the ICICI group, including from us. These relationship managers are responsible for offering the full range of the ICICI group's corporate banking products and services with an emphasis on cross-selling products and services offered by ICICI group companies and the generation of fee-based income. These groups are client-driven, so they cater to the needs of the ICICI group's customers regardless of which relationship manager is servicing a particular customer and whether the product is one offered by us or other ICICI group companies. The salary and other expenses of a relationship manager that is working for one of these client relationship groups are borne by the company that has seconded the relationship manager to one of these client relationship groups.

     The ICICI group restructuring has enabled us to take advantage of ICICI's strong relationships with over 1,000 corporations in India to sell our products and services. These relationships have been particularly effective in helping us gain access to the larger corporations, as our balance sheet on a stand-alone basis would not have permitted us to take the large exposures that may be undertaken by ICICI given its large balance sheet capabilities. As described in greater detail below, in cases where ICICI and we both provide credit to the same customer, we appraise the customers' credit requirements separately and independently. On the basis of our credit analysis, pricing, portfolio exposure and other factors, we determine whether and to what extent we take an exposure. Our decision is independent of ICICI's credit approval and appraisal processes. There have been instances where ICICI has extended credit to a particular borrower and we have not.

     We also seek to benefit from ICICI's corporate relationships in growing our retail business. We sell retail products to the employees of the ICICI group's corporate customers, including offering corporate customers our payroll deposit scheme for their employees.

     The Personal Financial Services Group manages ICICI's retail business. ICICI's 3.7 million retail bond customers also present us with an opportunity for cross-selling a variety of products, including bank accounts, credit cards, depositary share accounts and, to a limited extent, retail loans.

     Both our and the ICICI group's retail strategy is based on the offering of multiple products through multiple delivery channels to provide choice and convenience to customers. Offering the entire range of products and services through multiple channels also results in greater economies of scale. The channels are owned by different ICICI group companies. We own the bank branch channel and Infinity, the Internet banking channel, and ICICI Personal Financial Services owns the telephone banking call centers. We use the services of ICICI Personal Financial Services to offer telephone banking to our customers. For this purpose, we pay them on the basis of actual call volume. The ICICI centers, which are low-cost standalone offices acting as marketing and service centers, are owned by ICICI. Our credit card back-end processing operations are managed by ICICI Personal Financial Services. We pay ICICI Personal Financial Services on a cost plus 10.0% markup basis. See "Business -- Retail Banking -- Credit Cards" and "Related Party Transactions".

     To enable the pooling of talent and a compensation structure aligned to those of other information technology companies, the group decided to consolidate the technology teams from all group companies into one information technology company, ICICI Infotech Services Limited. ICICI Infotech now offers technology solutions to the entire ICICI group. We outsource our information technology requirements from ICICI Infotech and 33 of their employees have been seconded to us. These officers are dedicated to meet our requirements and we pay ICICI Infotech the salary expenses of these ICICI Infotech employees. While the personnel are outsourced from ICICI Infotech, the existing hardware and software continue to be owned by us.

                                    BUSINESS

Overview

     We are a private sector commercial bank organized under the laws of India in 1994. We offer a wide range of banking products and services to corporate and retail customers through a variety of delivery channels. We believe our emphasis on providing value-added products and quality service which are responsive to the financial needs of our customers will allow us to continue to gain market share in our target customer markets. We are a subsidiary of ICICI Limited, one of the largest of all Indian financial institutions, banks and finance companies in terms of assets, a well-recognized brand in the Indian financial sector and the first Indian bank to list its securities on the New York Stock Exchange. In fiscal 2000, our net income was Rs. 1,402 million (US$ 32 million). At March 31, 2000, we had assets of Rs. 130.4 billion (US$ 3.0 billion) and stockholders' equity of Rs. 11.4 billion (US$ 261 million).

     Our organization has three key activities: corporate banking, retail banking and treasury operations. In corporate banking, our primary goal is to build a strong asset portfolio consisting mainly of working capital and term loans to large, well-established Indian corporations as well as to select middle market companies in growth industries. We also seek to provide a wide variety of fee-based corporate products and services, like documentary credits, cash management services, cross-border trade services, standby letters of credit and treasury-based derivative products that help us increase our non-interest income. In building our corporate banking activities, we have capitalized on the strong relationships that our parent company, ICICI, enjoys with many of India's leading corporations. We intend to generate significant growth in revenues based on increased synergies with ICICI and its group of companies.

     Our retail products and services include payroll accounts and other retail deposit products, online bill payment and remittance facilities, credit cards, depositary share accounts, retail loans against time deposits and loans against shares for subscriptions to initial public offerings. We have built a base of demand and time deposits with 636,877 retail customer accounts at March 31, 2000. We offer our customers a choice of delivery channels including physical branches, ATMs, telephone banking call centers and the Internet. In recent years, we have expanded our physical delivery channels, including bank branches and ATMs, to cover a total of 175 locations in 47 cities throughout India at March 31, 2000.

     Our treasury engages in domestic and foreign exchange operations. It seeks to manage our balance sheet, including by maintaining required regulatory reserves. In addition, our treasury seeks to optimize profits from our trading portfolio by taking advantage of market opportunities using funds acquired from the inter-bank markets and corporate deposits. Our trading portfolio includes our regulatory portfolio as there is no restriction on active management of our regulatory portfolio.

     Since our inception in 1994, we have consistently used technology to differentiate our products and services from those of our competitors. For example, we were the first bank in India to offer Internet banking. Our technology-driven products also include electronic commerce-based business-to-business and business-to-consumer banking solutions, cash management services and mobile phone banking services. To support our technology initiatives, we have set up online real time transaction processing systems. We remain focused on changes in customer needs and technological advances and seek to remain at the forefront of electronic banking in India.

     Our legal name is ICICI Bank Limited but we are known commercially as ICICI Bank. We were incorporated in 1994 under the laws of India as a limited liability corporation. Our principal corporate office is located at ICICI Towers, Bandra Kurla Complex, Mumbai 400 051, India, our telephone number is 011-91-22-653-1414 and our website address is www.icicibank.com.

History

     We were formed in 1994 as a part of the ICICI group of companies. Our initial equity capital was contributed 75.0% by ICICI and 25.0% by SCICI Limited, a diversified finance and shipping finance lender of which ICICI owned 19.9% at December 1996. In December 1996, SCICI was merged into ICICI, and as a result, we became a wholly-owned subsidiary of ICICI. We have grown rapidly in size to become a leading player among the new private sector Indian banks. After our ADS offering in March 2000, ICICI held 62.2% of our equity shares. See "Relationship with the ICICI Group - Ownership Considerations" for a discussion of the regulatory situation in India that governs our relationship with our parent company, ICICI.

Our Strategy

     Our objective is to be the leading provider of banking products through technology driven distribution channels servicing a targeted group of corporate and retail customers.

     To achieve our objective, the key elements of our strategy are to:

     o    Increase our market share in corporate banking;

     o    Build a profitable retail franchise;

     o Apply Internet-related technologies to existing product offerings and create new business opportunities on the Internet;

     o    Use technology to provide a multi-channel distribution network;

     o    Enhance our recurring fee income; and

     o Emphasize conservative risk management practices to enhance our asset quality.

   Increase Our Market Share in Corporate Banking

     Our corporate lending products and services, consisting principally of working capital finance and term lending, have grown at a compound annual growth rate of 54.0% over the past three fiscal years. We expect that short-term finance will continue to represent a significant growth opportunity as the economy in India develops. Over the past year, we have shifted our focus in favor of financing large, highly rated corporations, although we continue to seek to identify and gain market share in the new growth sectors of the Indian economy. Further, in all of our activities, we seek to be flexible and responsive to our clients needs, while at the same time seeking to maintain safeguards through conservative risk management practices. Our outstanding share in the Indian banking system's loan asset exposures as at March 31, 2000 was 1.07%, and our incremental share was 2.38%.

     We believe we can continue to expand our market presence by leveraging strong corporate relationships of the ICICI group, the effective use of technology, speedy response times, quality service and the provision of products and services designed to meet specific customer needs. The ICICI group enjoys strong financial ties with over 1,000 of India's leading corporations, mainly through long-term funding relationships. Together with other members of the ICICI group, we participate in joint marketing teams to provide a comprehensive range of long and short-term financial products to these corporate customers. As a result, ICICI group relationships have enabled us to significantly enhance our market share in short-term funding. We expect to continue to work closely with the ICICI group to harness synergies in the marketing of our complementary range of products and rapidly expand our asset base.

   Build a Profitable Retail Franchise

     We believe the "ICICI" brand name is well established and one of the most respected names in the financial services business in India. We believe that this strength in brand identity, together with the ICICI group's strong corporate relationships and existing retail investor base, provides us with a unique opportunity to build a profitable retail franchise in India. At March 31, 2000, we had 636,877 retail customer accounts and at August 31, 2000, we had more than 1 million retail customer accounts. Within India, we have a target market of 34 million households, consisting principally of professionals and high net worth individuals as well as select wage and salary earners. This market is supplemented by 22 million non-resident Indians, a significant portion of whom are well educated and affluent and have strong links to family members in India. We believe our range of retail products will facilitate further penetration of the Indian retail consumer market.

     We plan to attract customers through innovative products such as "Power Pay", our direct deposit product that allows our corporate customers' employee salaries to be directly credited to special savings accounts, to significantly drive the growth in the number of savings accounts maintained with us.

     We will continue to seek to provide our target market with a growing range of deposit, funds transfer, and retail bank products to meet their growing financial needs. We will continue to expand our range of retail savings products tailored to meet the needs of our customer base, such as foreign currency denominated accounts for non-resident Indians, as well as premium checking accounts for small businesses.

     We believe the lack of strong mass market players in retail assets in India creates a significant growth opportunity for us. Our retail asset products at present are limited to credit cards, loans against time deposits, loans against shares, and loans for subscriptions to initial public offerings in India. We intend to increase our retail asset base during fiscal 2001 by offering auto loans and home mortgage loans. Pursuant to an understanding between ICICI, and us, we will offer auto loans and home mortgage loans that qualify for priority sector lending. These loans would be marketed through ICICI Personal Financial Services which currently markets the retail assets of ICICI and its subsidiary, ICICI Home Finance. We will continue to broaden our range of retail products and services in an effort to gain market share among our target customer base.

     We are using the Retail Customer Data Mart, a database that consolidates retail customer and product data across all ICICI group companies including ICICI's 3.7 million retail bond customers. This data is analyzed for customer segmentation and is used in our targeted marketing campaigns. For example, we use this database to determine which high net worth individuals we should grant our credit cards with pre-approved credit limits. We plan to continue our use of this and similar information systems to enhance customer loyalty through increased cross selling.

   Apply Internet-Related Technologies to Existing Product Offerings and Create New Business Opportunities on the Internet

     We believe that by developing Internet applications for our services, we can gain significant marketing and distribution advantages over our competitors. We also believe that through the Internet we can vertically integrate our product offerings, allowing customers, retailers, distributors, manufacturers and their suppliers access to our banking system. Lower costs from effective use of technology coupled with increased scale of operations should allow us to deliver greater value to our customers.

     Accordingly, we were the first bank in India to introduce an Internet banking service and an Internet-based bills payment system, and even today are one among very few banks offering this service in India. We pioneered online business-to-business solutions in India by launching "i-payments", a payments tool connecting our customers with their suppliers and dealers. We offer online electronic payment facilities to our corporate customers and their suppliers and dealers as a closed user group using the Internet as the delivery platform. These product offerings have resulted in significant cost savings to our clients, allowing us to develop client loyalty while at the same time better understanding the needs of our clients. In all of our endeavors, we intend to use the Internet as a means of enhancing our accessibility and overall customer convenience and satisfaction.

   Use Technology to Provide a Multi-Channel Distribution Network

     As we have recently entered the banking sector, we have been able to use current technology to develop all our systems. We believe that product differentiation through multiple delivery channels has improved our ability to attract and retain customers, enabling us to achieve gains in market share. Accordingly, we have tried to provide products and services, using the Internet, ATMs and other technology to increase our service and attract and satisfy customers. Our use of online delivery channels offers added convenience for our customers while markedly reducing the cost of financial transactions and the need to have an extensive branch network. Our technology is expected to allow the customer access to any product through any delivery channel and thereby give the customer the option of choosing the most convenient channel. To further expand our ATM network, we have entered into alliances with petroleum companies, department stores and cyber cafes to provide ATMs at select high traffic locations. Our goal is to develop a cost efficient, highly effective distribution network, which ensures quality customer service.

   Enhance Our Recurring Fee Income

     We will continue to seek to develop value-added products and services in an effort to enhance our market share and to increase our recurring fee income. Our fee and commission income has grown at a compounded annual growth rate of 65.3% since fiscal 1997, principally from issuing guarantees, documentary credits and similar instruments. We believe we were the second largest provider of cash management services in India and were among the market leaders in providing trust, retention and escrow account services at March 31, 2000. We have developed countrywide collection and payment mechanisms for rural and cooperative banks with limited geographic presence. We continue to seek to provide funds collection and transfer services to our clients and clients of the ICICI group. We also offer our customers depositary share accounts and direct sales of third party mutual funds and propose to distribute insurance products to be offered by the ICICI group in the future. Through Infinity, our Internet banking service, we offer Money2India, our online remittance facility for non-resident Indians, which is already generating fee income. We also offer "i-payments", our business-to-business electronic commerce solution for corporate customers, and electronic payment of utility bills for retail customers, which are presently free to increase customer acquisition. We provide all cross-border trade services to our customers. We believe these and other initiatives will enhance our recurring fee income in ways that are responsive to the needs of our customers.

   Emphasize Conservative Risk Management Practices to Enhance Our Asset Quality

     We believe conservative risk management policies, processes and controls are critical for our long-term success. While we will continue to extend credit to growth oriented companies with strong financial positions, we expect that our emphasis on lending primarily to higher rated credits and active management of older less creditworthy assets should help improve the risk profile of our loan portfolio. In connection with our new credit card business, we have devised an internal credit scoring model and maintain strict monitoring of repayment patterns to minimize the risks associated with this business. Once we enter the auto loan and home mortgage loan market, we intend to apply the same rigor to credit evaluation standards for these products as we have applied to the credit evaluation standards for our current loan products.

     We expect to build on our established credit risk management procedures, credit evaluation and rating methodology, credit risk pricing models, proprietary analytics and monitoring and control mechanisms.

     Finally, we believe that our adoption of U.S. GAAP accounting including its stringent provisioning requirements embodies a more conservative approach to quantifying credit losses.

   Possible Alliances

     The banking sector in India is changing rapidly and we are considering a number of selective strategic options on an ongoing basis. These include alliances and other initiatives with Internet portal and other Internet service providers, telecommunications companies and banks for online financial products and services, alliances for installation of ATMs at gas station outlets, cyber cafes, outlets of consumer durable companies and retail chain stores and third party bank locations. After careful assessment, we may also consider selective acquisitions to further these or other strategic options. The goal of any such initiative would be to further our overall strategy of broadening our customer base, increasing market share and providing superior services through low-cost distribution channels and thus increasing shareholder value.

Our Principal Business Activities

     Our principal business activities include corporate banking, retail banking and treasury operations. In corporate banking, we make working capital loans and term loans to our corporate borrowers, take deposits from corporate customers and provide a range of fee-based products and services. In retail banking, we take deposits from retail customers through multiple products and delivery channels and since January 2000, have begun to offer credit cards in addition to other retail loan products.

     The following table sets forth, for the periods indicated, the share of our corporate and retail banking deposits and loans in our total business:

                        At March 31, 1999                At March 31, 2000
                -----------------------------      -----------------------------
                Corporate    Retail                Corporate    Retail
                 banking     banking    Total       banking     banking   Total
                ---------    -------    -----      ---------    -------   ------
                            (in Rs. billion, except percentages)
Gross loans ..    27.4          1.1      28.5        46.2         1.5      47.7
% of total ...    96.1%         3.9%    100.0%       96.7%        3.3%    100.0%
Deposits .....    45.6         15.1      60.7        68.1        30.5      98.6
% of total ...    75.1%        24.9%    100.0%       69.0%       31.0%    100.0%

     Our treasury manages our balance sheet, including by maintaining required regulatory reserves. In addition, our treasury seeks to optimize profits from our trading portfolio by taking advantage of market opportunities.

Corporate Banking

   General

     Our largest activity in terms of deposits and gross loans is our corporate banking operations. At March 31, 2000, corporate banking represented 69.0% of our deposits and 96.7% of our gross loans.

     Our key corporate banking products include loan products and fee and commission-based products and services. Our principal loan products consist of working capital loans, including cash credit facilities (a revolving floating rate asset-backed overdraft facility) and bill discounting (a type of receivables financing), and term loans. Fee and commission-based products and services include documentary credits and standby letters of credit, forward contracts, interest and currency swaps, cash management services, trust and retention accounts, cross border trade services and payment services. Most of these fee and commission-based products and services provide recurring fees from each customer. We also take rupee or foreign currency deposits with fixed or floating interest bases from our corporate customers. Our deposit taking products include certificates of deposit, checking accounts and time deposits. We deliver our corporate banking products and services through a combination of physical branches, correspondent banking networks and the Internet.

     We seek to differentiate ourselves from our competitors primarily by capitalizing on the relationships of the ICICI group and through speedy and efficient client servicing. We seek to achieve this through the effective use of technology, high quality staff, speedy decision-making and the provision of structured financial products meeting specific customer needs.

     We provide our products and services to a wide range of private sector and public sector commercial and industrial corporations, including some of India's leading companies as well as growth-oriented, middle market commercial enterprises, traders and service providers and to the agricultural sector. In the first few years of our operations, due to our small balance sheet size, small to medium-sized middle market companies were our target customers. Over the past year as our balance sheet has grown, we have, consistent with our strategy of focusing on quality growth opportunities, concentrated on financing large, highly-rated corporations by taking advantage of the corporate relationships of the ICICI group. Of our 852 corporate customers at March 31, 2000, 191 were also ICICI customers representing 21% of our loan portfolio.

   Corporate Loan Products

     Our corporate loan products are working capital finance and term loans. We offer a substantial portion of our corporate loans on a floating rate basis. For more details on our loan portfolio, see "-- Loan Portfolio".

     Working Capital Finance

     Under working capital finance, we offer our corporate customers cash credit facilities and bill discounting. At March 31, 2000, gross working capital loans outstanding were Rs. 31.6 billion (US$ 723 million), constituting 66.1% of our gross loan portfolio.

     Cash Credit Facilities. Cash credit facilities are the most common form of working capital financing in India. Cash credit facilities are given to borrowers to finance the cash flow gap arising out of the time difference between the purchase of raw materials and the realization of sale proceeds. A cash credit facility is a revolving overdraft line of credit for meeting the working capital needs of companies and is generally backed by current assets like inventories and receivables. Under the cash credit facility, we provide a line of credit up to a pre-established amount based on the borrower's projected level of inventories, receivables and cash deficits. Within this limit, disbursements are made based on the actual level of inventories and receivables. A portion of the cash credit facility can also be made in the form of a demand loan. A cash credit facility is typically given to companies in the manufacturing, trading and service sectors on a floating interest rate basis. We earn interest on this facility on a quarterly basis, based on the daily outstanding amounts. The facility is generally given for a period of up to 18 months, with a review after 12 months. Our cash credit facility is generally fully secured with full recourse to the borrower. In most cases, we have a first lien on the borrower's current assets, which normally are inventory and receivables. Additionally, in some cases, we may take further security of a first or second lien on fixed assets including real estate, a pledge of financial assets like marketable securities, corporate guarantees and personal guarantees.

     Cash credit facilities are extended to borrowers by either a single bank, multiple banks or a consortium of banks with a lead bank. The nature of the arrangement depends upon the amount of working capital financing required by the borrower, the risk profile of the borrower and the amount of loan exposure a single bank can take on the borrower. Though in the past we have extended cash credit facilities on our own, with our increased focus on more highly rated large corporations, we are increasingly participating in multiple bank and consortium arrangements. For a description of these arrangements, see "-- Loan Portfolio -- Collateral -- Completion, Perfection and Enforcement". Regardless of the arrangement, we undertake our own due diligence and follow our credit risk policy to determine whether we should lend money to the borrower and, if so, the amount to be lent to the borrower. For more details on our credit risk procedures, see "-- Risk Management -- Credit Risk".

     In cases where ICICI provides long-term loans for financing projects of corporations, we seek to provide, or participate in the consortium providing, working capital loans or the short-term portion of their working requirements. We appraise the customers' credit requirement separately and independently from ICICI.

     Bill Discounting. Bill discounting involves the financing of short-term trade receivables through negotiable instruments. These negotiable instruments can then be discounted with other banks if required, providing us liquidity. In addition to traditional bill discounting, we also provide customized solutions to our corporate customers having large dealer networks. Loans are approved to dealers in the form of working capital lines of credit, based on analysis of dealer credit risk profiles. These dealer financing facilities help us to strengthen our relationships with our corporate customers and may be expanded into Internet-based corporate banking services.

     Term Loans

     Term loans are amortizing loans given typically for a period of between three and seven years for financing core working capital requirements and normal capital expenditures of small and medium-sized companies. Our term credits include rupee loans, foreign currency loans, lease financing and subscription to preferred stock. These products also include marketable instruments such as fixed rate and floating rate debentures. In the case of rupee and foreign currency loans and debentures, we generally have a security interest and first lien on all the fixed assets of the borrower. The security interest typically includes property, plant and equipment and other tangible assets of the borrower. We typically provide term loans of smaller size, generally up to Rs. 200 million, (US$ 5 million), considering our liability profile, and refer larger loans to ICICI.

     At March 31, 2000, gross term loans outstanding were Rs. 14.6 billion (US$ 335 million), constituting 30.6% of our gross loan portfolio.

   Fee and Commission-Based Activities

     Our fee and commission-based products and services include documentary credits, standby letters of credit, forward contracts, interest and currency swaps, cash management services, trust and retention accounts and payment services.

     Documentary Credits

     We provide documentary credit facilities to our working capital loan customers both for meeting their working capital needs as well as for capital equipment purchases. For working capital purposes, we issue documentary credits on behalf of our customers for the sourcing of their raw materials and stock inputs. Lines of credit for documentary credits and standby letters of credit are approved as part of a working capital loan package provided to a borrower. These facilities, like cash credit facilities, are generally given for a period up to 18 months, with review after 12 months. Typically, the line is drawn down on a revolving basis over the term of the facility, resulting in a fee payable to us at the time of each drawdown, based on the amount and term of the drawdown. A significant proportion of our documentary credits for capital equipment are issued on behalf of borrowers who also had taken term loans from ICICI.

     We issue documentary credits on behalf of borrowers both for domestic and foreign purchases. Borrowers pay a fee to us based on the amount drawn down from the facility and the term of the facility. This facility is generally secured by the same collateral available for cash credit facilities. We generally also take collateral in the form of cash deposits from our borrowers before each drawdown of the facility.

     At March 31, 2000, we had a portfolio of documentary credits of Rs. 8.5 billion (US$ 195 million).

     Standby Letters of Credit

     We provide standby letter of credit facilities, called guarantees in India, that can be drawn down any number of times up to the committed amount of the facility. We issue standby letters of credit on behalf of our borrowers in favor of corporations and government authorities inviting bids for projects, guaranteeing the performance of our borrowers. We also issue standby letters of credit as security for advance payments made to our borrowers by project authorities and for deferral of and exemption from the payment of import duties granted to our borrowers by the government against fulfillment of certain export obligations by our borrowers. The term of these standby letters of credit is generally up to 18 months. This facility is generally secured by collateral similar to that of documentary credits.

     At March 31, 2000, we had a portfolio of standby letters of credit of Rs.
7.6 billion (US$ 173 million).

     Forward Contracts and Interest and Currency Swaps

     We provide forward contracts to our customers for hedging their short-term exchange rate risk on foreign currency denominated receivables and payables. We generally provide this facility for a term of up to six months and occasionally up to 12 months. We also offer interest rate and currency swaps to our customers for hedging their medium and long-term risks due to interest rate and currency exchange rate movements. We offer these swaps for a period ranging from three to ten years. Our customers pay a commission to us for this product that is included in the price of the product and is dependent upon market conditions. We also hedge our own exchange rate risk related to our foreign currency trading portfolio with products from banking counterparties.

     At March 31, 2000, we had a portfolio of outstanding forward contracts of Rs. 62.9 billion (US$ 1.4 billion) and a portfolio of interest and currency swaps of Rs. 8.6 billion (US$ 196 million).

     Cash Management Services

     Under cash management services, we offer our corporate clients custom-made payment and remittance services allowing them to reduce the time period between collections and remittances, thereby streamlining their cash flows. Our cash management products include physical check-based clearing in locations where settlement systems are not uniform, electronic clearing services, central pooling of country-wide collections, dividend and interest remittance services and Internet-based payment products. We believe we were the second largest provider of cash management services in India at March 31, 2000. We also provide cash management services to our parent, ICICI. Our customers including ICICI pay a fee to us for these services based on the volume of the transaction, the location of the check collection center and speed of delivery.

     The total amount handled under cash management services was Rs. 656.2 billion (US$ 15.0 billion) for fiscal 2000, resulting in fee income of Rs.
122.7 million (US$ 2.8 million). At March 31, 2000, we had 254 cash management service customers. ICICI paid us Rs. 21 million (US$ 481,000) for fiscal 2000 for these services provided to it by us.

     Trust and Retention Accounts

     We offer trust and retention account facilities to lenders in limited and non-recourse project finance transactions who typically require the setting up of trust and retention accounts as part of the project financing structure and our customers include power and telecommunications companies. This service enables us to capture the receivables of the project on behalf of the lenders and channel the cash flows in a pre-determined manner. We also offer escrow account facilities for securitization and merger and acquisition transactions. Our customers pay a negotiated fee to us for this product based on the complexity of the structure and the level of monitoring involved in the transaction.

     We actively provide these services and use the strengths of our parent as a leading project financier in the country to obtain customers for these services. We believe that we are the market leader in providing these services in India, with about 100 accounts. The cash flows managed under this product during fiscal 2000 were about Rs. 26.0 billion (US$ 595 million)

     Payment Services

     We offer online electronic payment facilities to our corporate customers and their suppliers and dealers as a closed user group, where the entire group is required to maintain bank accounts with us. We use the Internet as the delivery platform for this business-to-business electronic commerce product, which we call "i-payments". Under this service, all payments from our corporate customers to their suppliers and payments from the dealers to our corporate customers are made electronically. This service offers a high level of convenience since no physical instruments are required, all transactions are done online and the information may be viewed on the Internet. This product can be customized to meet the specific requirements of individual customers. We do not charge a fee for this service, as it results in large low-cost funds for short durations in checking accounts of customers, that we invest profitably.

     We have already entered into memoranda of understanding with over 100 large Indian corporations relating to "i-payments". Many of these corporations have come to us as a result of our relationship with members of the ICICI group. Most of these corporations intend to include approximately 10-20 dealers and suppliers in their electronic commerce closed user group. Based on these statistics, we believe that, based on ICICI's corporate relationship base of over 1,000 customers, we have the potential to grow to service 15,000 small, medium and large corporate users over the next few years.

   Other Corporate Banking Activities

     International Banking Business

     We provide a wide range of cross-border banking services from 25 of our branches spread across the country. Our international business services include foreign currency loans for imports and exports, documentary credits, standby letters of credit and collection and funds transfer services. All these branches are connected directly to the Society for Worldwide Inter-Bank Financial Telecommunication network (SWIFT), to quickly facilitate transactions. We also have correspondent arrangements with over 105 international banks covering all major countries with which India has trade relationships. These arrangements facilitate the execution of cross border transactions including letters of credit and funds transfers. We also provide travel-related services to our corporate customers including money changing, sale and cashing of travelers' checks and foreign currency remittances to international travel destinations. Our customers pay fees to us for substantially all of these products and services.

     Treasury Products

     We provide liquidity management services to our corporate customers to enable them to invest their short-term cash surpluses in a variety of short-term treasury and deposit-based instruments, including treasury bills, commercial papers and certificates of deposit. These products allow our customers to earn income on their short-term cash surpluses since deposits for periods of less than 15 days are non-interest-bearing pursuant to Reserve Bank of India regulations. We also facilitate the holding of foreign currency accounts. Our target customers for these products are large public and private sector companies, provident funds and high net worth individuals.

     Products for Other Banks

     Various cooperative banks and rural banks in India are limited to specific regions or states of India. These banks need relationships with banks present in most of the large cities in India to be able to service the needs of their customers for country-wide collection and payment. We have developed customized products and solutions for cooperative banks. Although we do not charge a fee for these products, they result in large amounts being maintained with us in non-interest-bearing checking accounts that we can invest profitably.

   Corporate Loan Pricing

     We price our corporate loans over our prime lending rate based on four factors:

     o    our internal credit rating of the company;

     o the nature of the banking arrangement (either a single bank, multiple bank or consortium arrangement);

     o    the collateral available; and

     o    market conditions.

     Our current credit approval process generally requires a minimum credit rating of A--. For a description of our credit rating system, see "-- Risk Management -- Credit Risk".

     Our Asset-Liability Management Committee fixes prime lending rates based on yield curve factors, such as interest rate and inflation rate expectations, as well as the market demand for loans of a certain term and our cost of funds. Working capital financing is usually contracted at rates linked to the prime lending rate for maturities over 365 days. The prime lending rates relevant to other maturities are used for short-term bill discounting products.

     We have four prime lending rates linked to the term of the loan. At March 31, 2000, our prime lending rates per annum were as follows:


        Term                                  Prime lending rate
-------------------------------------         ------------------
Up to 90 days .......................              11.75%
91 days to 180 days .................              12.50
181 days to 364 days ................              13.00
365 days and over ...................              13.50

     Under the existing Reserve Bank of India regulations, loan exposures through corporate debt instruments and bill discounting are not subject to the prime lending rate regulations. Banks can lend at an interest rate below their prime lending rates when delivery is through these products.

     One of our competitive advantages in the corporate banking industry is our speed of delivery. We are generally able to preliminarily approve credit requests within two business days since we study the borrower and its credit rating well in advance of our marketing efforts. The formal credit approval process, including due diligence, generally takes about three to four weeks to complete. We believe this is a key factor in giving us a substantive competitive advantage and enabling us to charge a premium in pricing over many of our competitors.

   Directed Lending

     The Reserve Bank of India requires banks to lend to certain sectors of the economy. Such directed lending is comprised of priority sector lending, export credit and housing finance.

     Priority Sector Lending

     The Reserve Bank of India has established guidelines requiring banks to lend 40.0% of their net bank credit (total domestic loans less marketable debt instruments and certain exemptions permitted by the Reserve Bank of India from time to time) to certain specified sectors called priority sectors. Priority sectors include small-scale industries, the agricultural sector, food and agro-based industries and small businesses. Out of the 40.0%, we are required to lend a minimum of 18.0% of our net bank credit to the agriculture sector and the balance to certain specified sectors, including small scale industries (defined as manufacturing, processing and services businesses with a limit on investment in plant and machinery of Rs. 10 million), small businesses, including retail merchants, professional and other self employed persons and road and water transport operators and to specified state financial corporations and state industrial development corporations.

     The following table sets forth, for the periods indicated, our priority sector loans broken down by type of borrower.

                                                                                                                % of net
                                                                                                               bank credit
                                                               At March 31,                                   at March 31,
                                 ---------------------------------------------------------------------        ------------
                                    1997           1998            1999            2000          2000            2000
                                 ---------       ---------       ---------      ----------      ------        ------------
                                                             (in millions, except percentages)
Small scale industries ......... Rs. 1,860       Rs. 2,753       Rs. 3,510      Rs.  5,958      US$136            17.2%
Others including small
  businesses ...................       231             513           1,959           2,662          61             7.7
Agricultural Sector ............       252             501             675           1,520          35             4.3
                                 ---------       ---------       ---------      ----------      ------            ----
Total .......................... Rs. 2,343       Rs. 3,767       Rs. 6,144      Rs. 10,140      US$232            29.2%
                                 =========       =========       =========      ==========      ======            ====

     We are required to comply with the priority sector lending requirements at the end of each fiscal year. Any shortfall in the amount required to be lent to the priority sectors may be required to be deposited with Indian development banks like the National Bank for Agriculture and Rural Development and the Small Industries Development Bank of India. These deposits have a maturity of up to five years and carry interest rates lower than market rates. These deposits also satisfy part of our priority sector requirement.

     At March 31, 2000, our priority sector loans were Rs. 10.1 billion, constituting 29.2% of net bank credit. This led to a shortfall of Rs. 3.7 billion (US$ 86 million) in our priority sector lending. The Reserve Bank of India requires us to deposit the shortfall in the National Bank for Agriculture and Rural Development when it makes a demand on us. At March 31, 2000, this bank has taken deposits of only Rs. 170 million (US$ 3.90 million) from us. We believe that a large number of Indian commercial banks have had a shortfall in meeting their priority sector lending requirements.

     In fiscal 2001, as part of our retail banking activities, we plan to offer auto loans and home mortgage loans. These loans will be marketed through ICICI Personal Financial Services. ICICI, together with its subsidiary, ICICI Home Finance, offers these retail loans. These loans are also marketed through ICICI Personal Financial Services. Pursuant to an understanding between ICICI and us, we will offer auto loans and home mortgage loans that qualify as priority sector lending to our customers and ICICI together with its subsidiary, ICICI Home Finance will offer all other auto loans and home mortgage loans to its customers. Home mortgage loans of up to Rs. 1 million and auto loans to professionals qualify as priority sector lending and we believe that they offer us an appropriate opportunity to meet our directed lending requirements without sacrificing our standards for credit quality.

     For a discussion of the asset quality of our priority sector loan portfolio, see "-- Non-Performing Loans -- Analysis of Non-Performing Loans by Directed Lending Sector".

     Export Credit

     As part of directed lending, the Reserve Bank of India also requires us to make loans to exporters at concessional rates of interest. We provide export credit for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies. At the end of our fiscal year, 12.0% of our net bank credit is required to be in the form of export credit. This requirement is in addition to the priority sector lending requirement but credit extended to exporters that are small scale industries or small businesses may also meet part of our priority sector lending requirement. The Reserve Bank of India provides export refinancing for an eligible portion of total outstanding export loans at a concessional rate that is 2.0% lower than the concessional rate of interest on export credit. The interest income earned on export credits is supplemented through fees and commissions earned from these exporter customers from other fee-based products and services taken by them from us, such as foreign exchange products and bill handling. At March 31, 2000, our export credit was Rs. 4.0 billion (US$ 92 million), constituting 11.5% of our net bank credit.

     Housing Finance

     The Reserve Bank of India requires us to lend up to 3.0% of our incremental deposits in the previous fiscal year for housing finance. This can be in the form of home loans to individuals or investments in the debentures and bonds of the National Housing Bank and housing development institutions recognized by the government of India. At March 31, 2000, our housing finance was Rs. 1.2 billion (US$ 28 million).

   Corporate Deposits

     We take deposits from our corporate clients with terms ranging from 15 days to seven years but predominantly from 15 days to one year. We routinely provide interest quotes for deposits in excess of Rs. 10 million on a daily basis (uncommon in India), based on rates in the inter-bank term money market and other money market instruments such as treasury bills and commercial papers. The Reserve Bank of India regulates the term of deposits in India but not the interest rates with some minor exceptions. We are not permitted to pay interest for periods less than 15 days. Also, pursuant to the current regulations, we are permitted to vary the interest rates on our corporate deposits based upon the size range of the deposit so long as the rates offered are the same for every customer of a deposit of a certain size range on a given day. Corporate deposits include funds taken by us from large public sector corporations, government organizations, other banks and large private sector companies. Corporate deposits totaled Rs. 68.1 billion (US$ 1.6 billion) at March 31, 2000, constituting 69.0% of our total deposits and 57.2% of total liabilities at March 31, 2000.

     We offer a variety of deposit services to our corporate customers. We take rupee or foreign currency denominated deposits with fixed or floating interest. Our deposit products for corporations include:

     o    current accounts-- non-interest-bearing demand deposits;

     o time deposits -- fixed term deposits that accrue interest at a fixed rate and may be withdrawn before maturity by paying penalties; and

     o    certificates of deposit-- a higher cost type of time deposit.

     We have also introduced "Quantum Corporate", a value-added checking account, which provides automatic transfer of idle balances from current accounts to time deposits. Whenever there is a shortfall in the current accounts, deposits are transferred back from the fixed deposit accounts. This offers our corporate customer liquidity as well as high returns.

     The following table sets forth, for the periods indicated, our corporate deposits by product.

                                                                                                               % of total
                                                               At March 31,                                   at March 31,
                                 --------------------------------------------------------------------------   ------------
                                    1997            1998             1999            2000            2000         2000
                                 ---------       ----------       ----------      ----------      ---------   ------------
                                                             (in millions, except percentages)
Current accounts--banks ......   Rs.    34       Rs.     37      Rs.     74       Rs.    854      US$    19        1.2%
Current accounts--others .....       2,990            3,345           5,162           14,090            322       20.6
Time deposits-banks ..........         945            2,586          13,140           15,335            352       22.6
Time deposits-others .........       4,036            9,917          25,883           37,434            858       55.0
Certificates of deposits .....       1,335            3,169           1,330              377              9        0.6
                                 ---------       ----------      ----------       ----------      ---------      -----
Total ........................   Rs. 9,340       Rs. 19,054      Rs. 45,589       Rs. 68,090      US$ 1,560      100.0%
                                 =========       ==========      ===========      ==========      =========      =====

     Certificates of deposit decreased 71.7% at March 31, 2000 compared to at March 31, 1999 primarily due to our decreased emphasis on the marketing of this product due to its high cost and limited demand.

     The following table sets forth, for the periods indicated, our corporate deposits by type of customer.

                                                                                                               % of total
                                                               At March 31,                                   at March 31,
                                 --------------------------------------------------------------------------   ------------
                                    1997            1998             1999            2000            2000         2000
                                 ---------       ----------       ----------      ----------      ---------   ------------
                                                             (in millions, except percentages)
Banks ........................   Rs.   978       Rs.  2,623       Rs. 13,214      Rs. 16,389       US$  376        24.0%
Corporations .................       8,063           14,384           28,297          50,212          1,150        74.0
Others(1) ....................         299            2,047            4,078           1,489             34         2.0
                                 ---------       ----------       ----------      ----------       --------       -----
Total ........................   Rs. 9,340       Rs. 19,054       Rs. 45,589      Rs. 68,090       US$1,560       100.0%
                                 =========       ==========       ==========      ==========       ========       =====

---------
(1) Others include government agencies, charitable trusts, cooperatives, non-profit organizations and universities.

     The following table sets forth, for the period indicated, the maturity profile of our rupee term deposits (including deposits of banks) of Rs. 10 million (US$ 230,000) or more:

                                                              At March 31, 2000
                                                 -----------------------------------------------
                                                                                      % of total
                                                                                      deposits
                                                                                      ----------
                                                       (in millions, except percentages)
Less than three months ........................  Rs. 24,522         US$562              24.8%
Above three months and less than six months ...       4,084             94               4.2
Above six months and less than twelve months ..       5,479            125               5.5
More than twelve months .......................       1,485             34               1.5
                                                 ----------         ------              ----
Total deposits of Rs. 10 million and more .....  Rs. 35,570         US$815              36.0%
                                                 ==========         ======              ====

     ICICI is one of our deposit customers. At March 31, 2000, we had Rs. 1.8 billion (US$ 41 million) of current deposits and Rs. 1.3 billion (US$ 31 million) of time deposits from ICICI. We do not pay interest on these current deposits and we pay interest on these time deposits at rates which we pay all other time deposit customers.

     We market corporate deposits from all our corporate branches, some of our retail branches and directly from our corporate office. With the increase in the number of initial public offerings in the Indian equity markets, we have been actively participating as commercial bankers to the offerings of select companies. These companies are required to maintain the subscription funds from the investors with the bankers to the offering until the allotment of shares and the refund of excess subscription is completed. This process generally takes about 30 days, resulting in short-term deposits with us. This has resulted in significant growth in our corporate deposits. We also act as commercial banker to companies with oversubscribed initial public offerings when they need to refund subscription funds to investors, also resulting in short-term deposits with us. We believe our management of our corporate deposit customers as well as our ability to offer competitive rates on large deposits significantly reduces the volatility in our corporate deposit base.

     The growth in corporate deposits has been supplemented by our "anywhere banking service", which allows multi-locational corporations in India to receive cash inflows and make payments in various cities by maintaining one central pooling account.

     Our other corporate deposit products are:

     o    inter-bank call rate-linked floating rate deposits; and

     o payout of interest and dividend checks issued to investors and bondholders by corporations.

   Client Coverage

     We believe that the Indian market for working capital products is approximately Rs. 1.9 trillion (US$ 43.5 billion). We are focusing our corporate marketing efforts on increasing our market share in this segment. We believe that the ICICI group's existing corporate relationships provides us with an opportunity to provide working capital products to large companies and high growth middle market customers and increase our fee income.

     In fiscal 1999, in an effort to improve corporate client service and profitability, the ICICI group reorganized its corporate structure and created two corporate client relationship groups, the Major Clients Group and the Growth Clients Group. These groups are responsible for offering the full range of the ICICI group's products and services to its clients with an emphasis on cross-selling and the generation of fee income.

     We work with the Major Clients Group to offer various corporate banking products and services to the top 150 Indian corporations to further the ICICI group's objective to function as a universal bank. The Major Clients Group is made up of a team of client bankers, taken from ICICI, ICICI Securities and us. The Major Clients Group seeks to build on existing relationships and also focuses on bringing into the ICICI group portfolio new multinational corporations and large profitable public sector corporations. We currently have four of our employees working as part of the Major Clients Group.

     The Growth Clients Group focuses on middle market companies. The Growth Clients Group is made up of a team of client bankers, from ICICI and us and geographically dispersed among ICICI's offices across India. Over the past several years, the middle market segment has grown rapidly, particularly in the areas of information technology, automobile components, consumer goods and pharmaceuticals, and traditionally has had less access to financing compared to our major clients. We expect that continued growth among middle market companies will result in greater demand in the volume and type of financial products and services. We believe that rapid growth in the middle market segment offers us a significant opportunity to provide a wide variety of lending and fee-based banking products, including a substantial number of working capital lines of credit. Our internal estimates indicate that there are over 7,000 middle market companies in India, of which approximately 1,300 are believed to meet our benchmark credit risk rating of A-- or above. The Growth Clients Group seeks to identify and build relationships with these middle market clients and build upon existing client relationships to facilitate a broader distribution of our products. The Growth Clients Group expects to initially target approximately 800 of these companies, mainly for our loan and deposit products. This group also seeks to provide other products and services, including our cash management services. We currently have 17 of our employees working as a part of the Growth Clients Group at their various locations.

     Relationship managers, who represent the entire ICICI group and include members of our staff who participate in these client relationship groups, are responsible for marketing our products and services as well as the products and services of the ICICI group to corporate customers. The basic principles of coverage followed by relationship managers include:

          o further enhancing the ICICI group's strong customer relationships;

          o    focusing on a well-defined list of high priority clients;

          o responding to clients' needs by marketing those products best suited to their specific circumstances;

          o increasing the ICICI group's share of clients' total banking requirements;

          o    serving the client needs effectively and proactively;

          o cross-selling the ICICI group's products to improve client profitability; and

          o facilitating a quick roll-out of new products for the ICICI group.

     The group has structured the cross-selling process as follows:

          o the relationship managers from our company and ICICI make joint marketing calls to targeted corporations to offer the entire range of the group's products and services;

          o products and services accepted by the targeted customer are then independently processed and delivered to the customer by the appropriate ICICI group company; and

          o fee and interest income accrue to the company that processes and delivers the products or services. These amounts are collected directly from the customer.

     Cross-selling is also initiated by our branch managers and operating officers, who interact with the corporate customer on a regular basis for operating and maintaining its various cash credit accounts. They also visit the customer's offices, factories or warehouses periodically. Business opportunities identified are conveyed to our representatives, ICICI group relationship managers and to other ICICI group companies.

     We believe that we have benefited significantly from this joint marketing relationship. While we had eight common customers with ICICI at March 31, 1998, we had 191 common customers at March 31, 2000, representing 21% of our loan portfolio at March 31, 2000 . These customers have largely been top tier Indian corporations and improved the credit quality while significantly increasing the size of our loan portfolio. We have also been able to increase fee income from providing cash management services, documentary credits and stand-by letters of credit and trust and retention account services to many of these clients.

     While marketing and relationship functions are undertaken along with ICICI, the processes of credit appraisal, approval and monitoring are independent activities done by us. Exposures are governed by the policy framework prescribed by our board of directors. For a discussion of our credit approval process, see "-- Risk Management -- Credit Risk".

   Delivery Channels

     Branch Network

     We deliver our corporate banking services primarily through our corporate banking network which at March 31, 2000 consisted of 25 branches out of our total 81 branches spread across India. After review of the size of our business and the potential of each of our branches, we reclassified 14 of our corporate banking branches as retail branches beginning fiscal 2001. All of our corporate branches are located in cities among the top 55 cities throughout all of India's states in terms of gross bank credit. The corporate banking unit at our head office in Mumbai assists and supervises these branches in the offering of new products, marketing initiatives and credit administration. In order to provide quality service to clients, our corporate branches work in close coordination with the ICICI group's relationship managers.

     Correspondent Banking Networks

     We have correspondent banking relationships with commercial and cooperative banks in India with large physical branch networks to offer a broader coverage for our funds transfers and remittance related products. As a result of our correspondent banking associations, we provide remittance and cash management services at over 750 locations in India.

     Internet

     In August 1999, we launched an Internet banking service called "Corporate Infinity" to deliver a full range of high quality financial services to corporate customers at their offices and raise our profile as a technologically sophisticated commercial bank. Corporate Infinity provides multi-location, multi-user access to the ICICI group's products on a 24-hour basis. This integrated client interface product allows our corporate customers to have a single point of contact for their entire relationship with the ICICI group. Corporate Infinity offers the following:

          o details of transactions with the ICICI group relating to term loans, working capital accounts, foreign currency positions, investments, documentary credits and standby letters of credit;

          o real-time access to the foreign exchange markets, domestic treasury and bond markets and the leading stock markets in India;

          o system-generated alerts including principal and interest payment dates, documentary credit and standby letter of credit expiry dates;

          o    online fund transfers;

          o requests for documentary credits, documentary credit amendments, remittances and stop payment orders;

          o generation of output in formats that can be interfaced into the standard accounting software used by our customers;

          o multiple access levels within a corporation to different levels of data, permissions and authorizations;

          o a secure e-mail environment to facilitate communication between the group's relationship managers and our customers; and

          o    robust and advanced security features.

     We do not charge any fee to our customers for using our Corporate Infinity product. We intend to explore charging our customers a fee for this service in the future. Based on the response for this product among large corporations, we believe that we will be able to attract an increasing number of large corporations to establish banking relationships with us. As a result, we expect to generate additional interest and fee income.

Retail Banking

   General

     Retail banking deposit accounts represented 31.0% of our deposits at March 31, 2000. We believe that retail deposits are growth opportunities for us. We intend to continue to grow our retail deposits for funding purposes since retail deposits are a good source of low cost, stable funds. We also intend to introduce new retail loan products on a limited basis during fiscal 2001, including auto and home mortgage loans that qualify as priority sector lending to diversify our asset base and increase the proportion of retail loans in our gross loan portfolio.

     Retail deposits constituted approximately Rs. 4.7 trillion or 77.0% of total bank deposits in India at March 31, 1998. Traditional players in the Indian banking sector include nationalized banks and foreign banks. While the nationalized banks have a large branch network, we believe that the advantages arising from this network are largely negated by over-staffing, the high cost of physical infrastructure and poor customer service. Foreign banks have mainly concentrated on the high net worth segment. Their expansion has been restricted by branch licensing requirements that make it difficult for them to expand their presence. As a recent entrant in the market, we do not have to support unprofitable branches and can open branches in locations with growth potential and, more importantly, use technology to enhance the accessibility of our products and services to customers and to offer a higher level of service than generally available in the market.

     We have decided to target professionals, self-employed persons, select wage earners and other members of the middle and upper income segments in India. The National Council for Applied Economic Research, a well established research institute in India, estimated that, in fiscal 1996, these segments (defined as those earning an effective income of more than Rs. 50,000 per annum) totaled approximately 34 million households in India. We have adopted a focused approach by targeting a limited sub-segment of about six million households based on a variety of parameters including residence in selected urban areas. We believe that this sub-segment is underserved and represents an extremely attractive business opportunity for us. Further, we expect our target market to experience continued growth in line with the growth of the Indian economy. The 22 million non-resident Indians are another important target market segment for us given their relative affluence and strong links to family members in India.

     According to a Reserve Bank of India report, the top 55 cities in India accounted for 52.5% of total deposits in India at March 31, 2000, and constitute our target market. We have focused our business activities extensively in the top eight metropolitan cities which account for 37.7% of total deposits. We already have branches in 26 out of these 55 cities and expect to have branches in 55 target locations by year-end fiscal 2002.

   Retail Deposits

     Our retail deposit products include the following:

     o    time deposits including:

          - recurring deposits, which are periodic deposits of a fixed amount over a fixed term that accrue interest at a fixed rate and may be withdrawn before maturity by paying penalties; and

          -    certificates of deposit;

     o savings accounts, which are demand deposits that accrue interest at a fixed rate set by the Reserve Bank of India (currently 4.0% per annum) and upon which checks can be drawn; and

     o    current accounts, which are non-interest-bearing demand deposits.

     In addition to deposits from Indian residents, we accept time and savings deposits from non-resident Indians, foreign nationals of Indian origin and foreign nationals working in India. These deposits are accepted on a repatriable and a non-repatriable basis and are maintained in rupees and select foreign currencies.

     The following table sets forth, for the periods indicated, our retail deposits.

                                              At March 31,
                      ----------------------------------------------------------
                         1997         1998         1999               2000
                      ---------    ---------    ----------    ------------------
                                             (in millions)
Retail deposits ....  Rs. 4,140    Rs. 7,240    Rs. 15,140    Rs. 30,570  US$700

     The following table sets forth, for the period indicated, the number of retail deposit accounts and the balance outstanding by type of deposit.

                                           At March 31, 2000
                         -------------------------------------------------------
                                                          Number of
                         Balance outstanding  % of total   accounts   % of total
                         -------------------  ----------  ---------   ----------
                        (in millions, except percentages and number of accounts)
Current accounts ....... Rs.    930   US$ 21      3.0%      6,950        1.1%
Savings accounts .......      5,330      122     17.4     291,784       45.8
Time deposits ..........     24,310      557     79.6     338,143       53.1
                         ----------   ------    -----     -------      -----
Total retail deposits .. Rs. 30,570   US$700    100.0%    636,877      100.0%
                         ==========   ======    =====     =======      =====

     The following table sets forth, for the periods indicated, the amount of retail deposits outstanding by type of account holder.


                                                     At March 31,
                                          --------------------------------------------  % of total at
                                             1998        1999            2000           March 31, 2000
                                          ---------   ----------   -------------------  --------------
                                                  (in millions, except percentages)
Individuals ............................  Rs. 6,090   Rs. 12,590   Rs. 25,800   US$591       84.4%
Clubs and associations .................        320          610        1,310       30        4.3
Partnership and proprietorship concerns.        530        1,120        2,020       46        6.6
Cooperatives and trusts ................        300          820        1,440       33        4.7
                                          ---------   ----------   ----------   ------      -----
Total retail deposits ..................  Rs. 7,240   Rs. 15,140   Rs. 30,570   US$700      100.0%
                                          =========   ==========   ==========   ======      =====

     The following table sets forth, the amount of retail deposits outstanding by type of product.


                                                     At March 31,
                                          --------------------------------------------  % of total at
                                             1998        1999            2000           March 31, 2000
                                          ---------   ----------   -------------------  --------------
Non-resident Indian deposits ...........  Rs. 1,766   Rs.  2,805   Rs.  5,380   US$123      17.6%
Quantum Optima .........................        450        2,240        7,160      164      23.4
Power Pay ..............................        250          780        2,780       64       9.1
Others(1) ..............................      4,774        9,315       15,250      349      49.9
                                          ---------   ----------   ----------   ------     -----
Total retail deposits ..................  Rs. 7,240   Rs. 15,140   Rs. 30,570   US$700     100.0%
                                          =========   ==========   ==========   ======     =====

---------
(1) Includes all other time deposits and current and savings accounts.

     For a description of the Reserve Bank of India regulations applicable to deposits in India and required deposit insurance, see "Supervision and Regulation -- Regulations Relating to Deposits" and "-- Insurance of Deposits".

     In addition to our conventional deposit products, we offer a variety of special value-added products and services which enable the customer to maximize returns as well as convenience.

     Power Pay

     In September 1996, we introduced "Power Pay", a direct deposit product for a select group of our corporate customers, to help them streamline their salary payment systems. At March 31, 2000, over 950 corporate clients were using Power Pay, which allows their employees' salaries to be directly credited to a special savings account established for this purpose. Direct deposit of paychecks is unusual in India and provides us with a competitive advantage as these new payroll account holders often open other accounts with us, including time deposits and subscribe to our credit card services.

     To enhance the attractiveness of Power Pay, we have added several features to the savings accounts maintained by these employees including:

          o    automatic overdraft up to 50.0% of monthly salary;

          o    free remittance facility up to Rs. 25,000;

          o    depositary share accounts; and

          o relaxing the requirement to maintain a quarterly average balance of Rs. 5,000.

     We intend to leverage on ICICI's relationships with over 1,000 corporates to sell our payroll account "Power Pay" to their employees. On March 31, 2000, the number of "Power Pay" accounts stood at over 147,000, constituting 23.1% of our total account base. The share of new "Power Pay" accounts among all new savings accounts opened during fiscal 2000 was 40.0%.

     Quantum Optima

     We have introduced a savings account product that offers the customer liquidity as well as high returns. This product provides automatic transfer of idle balances from savings accounts to time deposits in units of Rs. 5,000, resulting in higher yields. Whenever there is a shortfall in the customer's savings accounts, deposits are transferred back from the fixed deposit account, automatically in units of Rs. 1,000 to meet the shortfall.

     Premium Current Account

     We launched our premium current account product in August 1999 to meet the needs of the small business segment. In addition to conventional banking facilities, this account offers a free cash transfer remittance facility, free cash pick-up and delivery, pick-up of checks and documents and a sweep facility to automatically transfer any excess balance in their current account to a time deposit.

     bank@campus

     In March 2000, we launched a savings account called "bank@campus" targeted specifically at students. The product was initially launched in Mumbai and by the end of 2000 it will be extended to other cities in India.

     The target market for this product are students who are pursuing graduate and post graduate studies, management studies and engineering, medical and computer courses in universities and institutes across India. The product features offer an ATM card, Internet banking, phone banking and a supplementary credit card. We are also in the process of tying up with educational institutions to offer payment of fees through the Internet.

   Internet Banking Services

     Infinity

     In October 1997, we launched Infinity, India's first Internet banking service. In September 1999, we introduced an online account opening facility for non-resident Indians. We believe that the increasing number of Internet users, the demographic characteristics of those users and the relative flexibility and convenience of Internet banking provides an opportunity for us to capitalize on our experience in this area and gain market share in the retail banking sector.

     The number of our Internet banking customers has increased from 4,000 at March 31, 1999 to approximately 110,000 at March 31, 2000 and 209,000 at August 31, 2000. We believe that the expected increase in Internet usage will accelerate business-to-business and business-to-consumer transactions, which will ensure our deposit growth through this channel.

     We currently offer the following services to our customers:

          o    access to account information;

          o    transaction tracking;

          o transfer of funds between accounts of the customer and to any other account in our bank;

          o    placement of time deposits;

          o secure e-mail facility for communications with an accounts manager; and

          o    check book and stop payment requests.

     We expect Internet banking services to be a value differentiator and attract new customers from our target segment.

     Online Bill Payment

     On August 15, 1999, we became the first Indian company to introduce utility bill payments through the Internet. We now have tie-ups with leading telecommunications companies like Mahanagar Telephone Nigam Limited or MTNL and Tata Teleservices, Internet service providers like Videsh Sanchar Nigam Limited or VSNL and cellular operators like BPL Mobile and Usha Martin. We are currently offering this service free to our customers with the intention of building a base of users, based on cost sharing arrangements with most of these utility companies where we either charge the utility company a fixed fee per bill or the utility company maintains a balance with us before the funds are used by the utility company resulting in short-term deposits with us. In the future, we expect this facility to be a source of fee income from the utility companies and the customers who use the service. We have also introduced a bill receipt module, which allows the customer to receive the utility bill online.

     Money2India Remittance Facility

     For easy transfer of funds to India, we have introduced Money2India, a web-based remittance facility. Non-resident Indians can send money to over 173 locations in India. Neither the customer nor the beneficiary needs to have an account with us, and the remittance can be tracked on the web from origin to destination. This facility was launched in October 1999. We charge a fee for this service except where the customer sends funds to his accounts with us, or if the beneficiary has a bank account with us.

     Sawal Jawab -- An Online Information Service

     In order to invest in India, non-resident Indians often require information relating to financial and tax matters. To meet this need, we have introduced a free information service called "Sawal Jawab". This service allows non-resident Indians to post any query related to investment opportunities in India, Indian tax laws, banking and other related issues on the Internet. Our consultant, who is an expert in the field, replies to these queries and the reply is posted on our website.

     Web Brokering

     ICICI launched web brokering services through its wholly owned subsidiary, ICICI Web Trade Limited, in April 2000. This service involves the online integration of a customer's various accounts with the ICICI group, including depositary share accounts with ICICI, bank accounts with us and securities brokerage accounts with ICICI Web Trade. We expect this service to significantly aid us in our efforts to acquire new customers and low cost savings deposits as we will provide each e-broking customer with a bank account. We also expect web broking to enhance customer retention and provide opportunities to earn fee income by cross-selling other products like loans against subscriptions for initial public offerings and mutual fund units.

   Credit Cards

     In January 2000, we launched our credit cards by offering a VISA branded credit card to select retail customers in Mumbai and by March 31, 2000 it was available in Delhi, Pune and Nashik. As of March 31, 2000, we had issued 10,656 credit cards. We believe that:

          o our credit card, business will be one of our core retail products and will help us attract and retain customers and generate interest and fee income;

          o the low penetration of credit cards in India presents us with a significant business opportunity;

          o while foreign banks today dominate the Indian credit card market, a significant segment of the Indian population prefers to deal with an Indian financial services provider; and

          o our credit cards will facilitate the expansion of our retail banking activities and the ongoing development of our retail customer database with information on spending patterns, repayment patterns and credit histories.

     The management of our credit card issuance, billing and other operations have been outsourced to ICICI Personal Financial Services, a subsidiary of ICICI, on a cost plus 10% basis. ICICI Personal Financial Services manages these operations on the basis of guidelines approved by us. A comprehensive credit and operations policy has been laid down for processing card applications and transactions. Credit approval is done by ICICI Personal Financial Services employees seconded to us, on the basis of a variety of factors determined by us including the demographic profile of the applicant, stability of earnings and the nature of employment. Physical verification of the applicant's details, such as residence, office location and the documents submitted by the applicant, is carried out to ensure that only genuine applications are accepted. Card issue, transaction processing and customer servicing are also carried out by ICICI Personal Financial Services.

     We have devised an internal credit scoring model and maintain strict monitoring of repayment patterns to minimize the risks associated with this business. There are no credit bureaus in India, but we are working closely with Visa International to develop our fraud and risk management policies. An in-house fraud unit has been set up to detect, control and manage frauds. We have also set up a 24 hours by seven days authorization unit which enables us to track spending patterns of card holders and trigger alerts. Our Vision Plus software system has an elaborate delinquency management functionality, which we believe will enable us to actively follow up on delinquent customers. Portfolio quality will be maintained with the help of advanced technology to deliver timely information and analytics.

     We are the first Indian company to provide credit card account information through the Internet. Our card holders have the convenience of applying for their card, accessing card-related information, viewing their statement, checking their balance and making payments online. Another innovation of our credit cards is the flexibility of the cardholder to set different spending limits on supplementary cards. This enables customers to control the spending of their supplementary card holders.

     We offer three credit card products targeted at different customer segments.

     True Blue. Positioned as an entry level offering, the True Blue card is a value for money card. Targeted at the mass market, the card is competitively priced with an application fee of Rs. 100 and an annual fee of Rs. 300. Interest is charged on the amount rolled-over to the next month at 2.95% per month. The credit limit is a function of the monthly income of the cardholder and is subject to a maximum limit.

     Sterling Silver. This credit card is a family offering with a free supplementary card, along with comprehensive insurance benefits for both primary as well as supplementary card members. Targeted at the upwardly mobile customer, this card is available at an application fee of Rs. 150 and an annual fee of Rs. 600. Interest is charged on the amount rolled-over to the next month at 2.5% per month. The credit limit is subject to a maximum limit.

     Solid Gold. The Solid Gold credit card is presently offered at a special invitation price comprising an application fee of Rs. 300 and an annual fee of Rs. 1,200. This credit card is the only one we offer that can be used outside India. Interest is charged on the amount rolled-over to the next month at 2.5% per month. The credit limit is subject to a maximum limit based on the cardholder's income. This globally accepted card offers additional comprehensive travel insurance, as well as a Global One Calling Card, which enables the holder to make telephone calls while traveling abroad.

     Customers do not need to have either a bank account or collateral securities with us to obtain a credit card. For customers with a bank account with us, we have the right to offset any delinquencies in the credit card account against balances in the bank account.

   Retail Loan Products

     Our retail loans were 3.30% of our gross loans at March 31, 2000. We offer credit cards, loans against time deposits and loans against shares for subscriptions to initial public offerings of Indian Companies. In fiscal 2001, we plan to offer auto loans and home mortgage loans which will be marketed through ICICI Personal Financial Services. Pursuant to an understanding between ICICI and us, we will offer auto and home mortgage loans that qualify as priority sector lending and ICICI, together with ICICI Home Finance, will offer all other auto loans and home mortgage loans. Home mortgage loans of up to Rs. 1 million and auto loans to professionals qualify as priority sector lending. Increasing the volume of retail loans will allow us to diversify our asset base and will help us to meet the priority sector lending requirements specified by the Reserve Bank of India. For more details on our loan portfolio, see "-- Loan Portfolio".

     Loans Against Time Deposits

     We provide overdraft and demand loans against the security of time deposits. The loan can be up to 85.0% of the deposit amount. The interest rate is linked to the interest rate on the underlying deposits and our prime lending rate.

     Loans against Shares for Subscription to Initial Public Offerings

     We make short-term loans to individuals to permit them to invest in initial public offerings of select companies, whose share offerings are expected to be significantly oversubscribed. These loans are secured by a lien on the shares to be allotted in the offering.

     Overdrafts and Personal Loans

     We provide overdraft and personal loans to our Power Pay account holders.

   Other Fee-Based Products and Services

     Mutual Fund Sales

     We have entered into arrangements with a few mutual funds, including Prudential ICICI Mutual Fund, Templeton Mutual Fund and Kothari Pioneer Mutual Fund, to distribute their products through our branches and our website, for which we earn front-end and back-end commissions. We believe that due to the growing popularity of mutual funds in India, this service has the potential to generate increased fee income and strengthen customer relationships.

     Depositary Share Accounts

     Our parent ICICI, a depositary participant with the National Securities Depository Limited, offers depositary share accounts to its customers through its ICICI centers. We have had an arrangement with ICICI since January 1999 whereby we offer depositary share accounts to our customers through our branches and collect fees (including account opening fees, transaction maintenance fees and quarterly fees) from our customers for this product, allowing us to increase our recurring fee income, attract and retain customers and increase balances in the savings and current accounts of our customers. We are not required to pay any fees to ICICI but pay a fee to ICICI Infotech for the processing by it of all back office transactions relating to this business. ICICI pays the same fees to ICICI Infotech relating to its depositary share account business. These depositary share accounts hold the customer's equity securities that are in book-entry form and handle purchase and sale transactions. At March 31, 2000, ICICI had approximately 91,000 depositary share accounts, approximately 60,000 of which were our customers' depositary share accounts.

     Life Insurance

     The Insurance Regulatory and Development Authority Bill has been passed by the Indian Parliament. On August 5, 2000, the government of India permitted banks to enter the insurance sector by formally specifying insurance as a form of business that could be undertaken by them under the Banking Regulation Act, 1949. Under the Reserve Bank of India guidelines, every bank planning to enter the insurance sector will have to seek approval from the Reserve Bank of India.

     From August 16, 2000, the Insurance Regulatory and Development Authority started accepting applications for licenses in the domestic life and non-life insurance sector from the private sector, ending the monopoly of state-owned insurance companies.

     ICICI has signed a memorandum of understanding with Prudential Insurance Plc, UK for entering the life insurance business. Life insurance products would be distributed through the ICICI group's distribution channels including our network of branches, subject to obtaining necessary approvals. We expect that we will not underwrite any insurance and our income will be based on fees earned from policies distributed by us.

   Distribution Channels

     We deliver our retail products and services through a variety of distribution outlets, ranging from traditional bank branches to ATMs and the Internet. We believe that India's vast geography necessitates a variety of distribution channels to best serve our customers' needs. The key components of our distribution network are described below.

     Branches

     At March 31, 2000, we had a fully computerized network of 81 branches (including 25 corporate branches) and 16 extension counters in 47 cities. Extension counters are small offices primarily within office buildings or on factory premises, that provide commercial banking services. Before opening a branch, we conduct a detailed study in which we assess the deposit potential of the area. Although the top 55 cities in India constitute our target segment, by having branches in 26 out of these 55 cities, we believe that we have achieved the basic geographic spread for our branch network. Branch locations are largely leased rather than owned. We are in the process of centralizing back office operations at regional processing centers, which is expected to reduce the number of employees required at the branch office, enabling us to create a more efficient branch network. For a description of our regional processing centers, see "-- Risk Management -- Quantitative and Qualitative Disclosures About Market Risk -- Operational Controls and Procedures in Regional Processing Centers".

     As a part of its branch licensing conditions, the Reserve Bank of India has stipulated that at least 25.0% of our branches must be located in semi-urban and rural areas. A semi-urban area is defined as a center with a population of greater than 10,000 but less than 100,000. A rural area is defined as a center with a population of less than 10,000. The population figures relate to the 1991 census. We have adhered to this requirement as shown in the table below. The majority of these branches are located in suburbs of large cities, and some of these branches are located in areas where large corporations have their manufacturing facilities.

     The following table sets forth, for the period indicated, the number of branches broken down by area.

                                                        At March 31, 2000
                                                --------------------------------
                                                Number of branches    % of total
                                                ------------------    ----------
                    Metropolitan/urban .........       58                71.6
                    Semi-urban/rural ...........       23                28.4
                    Total ......................       81                100.0

     As at August 31, 2000, we had 86 branches and 16 extension counters.

     ATMs

     We have the largest network of ATMs in the country. Of the 175 ATMs we operated at March 31, 2000, 99 were located at our branches and extension counters. The remaining 76 were located at the offices of select corporate clients, large residential developments, airports and on major roads in metropolitan cities. At March 31, 2000, we had 300,500 ATM cardholders. We currently lease a substantial portion of our ATMs from ICICI.

     To increase the number of off-site ATMs, we have entered into agreements with three major public sector petroleum companies in India. Under these agreements, we propose to deploy ATMs at the gas station outlets of these oil companies at strategic locations in metropolitan cities. We also propose to install ATMs at cyber cafes and at the outlets of consumer durable companies and retail chain stores.

     By the end of fiscal 2001, we intend to expand our ATM network to 500 ATMs. At August 31, 2000, we had 249 ATMs. The capital expenditure required to complete this expansion project is approximately Rs. 2 million per new ATM. We intend to lease these new ATM facilities from ICICI.

     We propose to issue electronic debit cards as an associate member of VISA.

     Internet

     We believe that many of our corporate and retail customers demand Internet banking services as a convenient and cost effective means of conducting financial transactions. We offer online banking services through our website.

     Market Potential of the Internet in India. In India, the delivery of banking products has traditionally been through large physical branch networks. Rapid developments in telecommunications and the Internet are reducing the importance of physical channels. Internet banking is relatively new in India and we believe that the market for Internet banking services is underdeveloped.

     The growth of the Internet in India was inhibited by high costs of Internet access and an inadequate telecommunications infrastructure. With the liberalization of the telecommunications sector and the entry of private Internet service providers, the quality of infrastructure has improved. The International Data Corporation predicted in 1999 that the number of Internet users in India will grow from approximately 0.8 million in 1999 to 4.5 million in 2002 and 12.3 million by 2005. Approximately 22 million persons of Indian origin live overseas and many of these persons are Internet users. India has about 175 licensed Internet service providers, 30 of which have commenced operations. At present, there are 450,000 Internet subscribers in India.

     At March 31, 1999, there were 3.2 million personal computers in India, most of which were in the corporate segment. High telecommunications charges and high Internet access fees charged by service providers make Internet access from homes expensive. Although the penetration of personal computers is not widespread in India, other means of Internet access are gradually being developed. Cyber cafes providing Internet access to the public are opening up in many parts of the country and have the potential to be an important distribution channel in the future since customers can access the Internet by paying only for actual Internet usage. Also, India has about 37 million homes having access to cable television. The introduction of set-top boxes, which enable Internet access through cable television, is expected to increase the number of people having access to the Internet and to promote its reach in India. We expect that in India the increase in Internet usage will be driven by cyber-cafes and cable television.

     We use online banner advertising with other Internet service providers and leading Indian Internet sites like samachar.com, rediff.com, and indiatimes.com.

     Telephone Banking Call Centers

     We provide telephone banking services to our customers through our call centers located in Mumbai, Pune and Chennai. In Mumbai, we have an interactive voice response system as well as call agents, whereas in Chennai and Pune, we only have call agents. These call centers work for 24 hours a day, 7 days a week and are managed by ICICI Personal Financial Services. We pay ICICI Personal Financial Services on the basis of the call volume. We launched the Mumbai call center in September 1999, the Pune call center in January 2000 and the Chennai call center in March 2000. At March 31, 2000, about 15,000 of our customers had registered for the telephone banking service. The Mumbai call center currently handles about 4,000 calls a day, which includes service calls, and other inbound and outbound marketing calls. Currently, long distance telecommunications tariffs and regulations do not make a centralized call center attractive. We expect that with continued liberalization and convergence taking place in the telecommunications sector, we will then consolidate the call centers into two or three regional centers.

     Our customer information file is extensively used at the telephone banking call centers. This database issues a unique relationship number to each customer relationship that enables the call agent to cross-sell other products to the customer. For example, if a customer calls to pay his last auto loan installment, this database will signal the call agent to sell him either a loan to upgrade the car, a mortgage, a tax saving investment product or a recurring deposit. Software is being tested that, when operational, will display on the call agent's screen the product to be cross-sold to the customer.

     Franchisee Network

     Our parent ICICI has an unaffiliated franchisee network to sell the retail products of the ICICI group. These agents market the ICICI group's products exclusively and are not expected to market or act on behalf of any of our competitors. Agents are dedicated to a particular line of products and receive a fee based on the volume of business and the number of client relationships generated. We use the same franchisee network for distributing our retail deposit products. They supplement our growing network of branches and other electronic delivery channels and enable us to achieve deeper penetration by offering doorstep account opening facilities to the customer.

     Mobile Phone Banking

     We launched mobile phone banking in Mumbai and New Delhi in March 2000. This will enable our savings account and credit card customers to view their account details on their mobile phone. We are in the process of finalizing agreements with several telecommunication companies to provide the service in other cities in India. We plan to introduce wireless application protocol based technology over time to provide our customers with greater functionality.

Treasury

     Through our treasury operations, we seek to manage our balance sheet including the maintenance of required regulatory reserves and to optimize profits from our trading portfolio by taking advantage of market opportunities using funds acquired from the inter-bank markets and corporate deposits. Our trading portfolio includes our regulatory portfolio as there is no restriction on active management of our regulatory portfolio.

   General

     Due to regulatory requirements, a substantial portion of our trading portfolio consists of government of India securities. At March 31, 2000, government of India securities represented 95.3% of our trading portfolio while the remainder included domestic debt and equity securities and foreign currency assets.

     Under the Reserve Bank of India's statutory liquidity ratio requirement, we are required to maintain 25.0% of our total demand and time liabilities by way of approved securities, such as government of India securities and state government securities. We maintain the statutory liquidity ratio through a portfolio of government of India securities that we actively trade to optimize the yield and benefit from price movements to increase our trading income from this portfolio.

     Under the Reserve Bank of India's cash reserve ratio requirements, we are also required to maintain 9.0% of our demand and time liabilities in a current account with the Reserve Bank of India. The Reserve Bank of India pays no interest on these cash reserves up to 3.0% of the demand and time liabilities and pays 4.0% on the balance. In calculating the cash reserve ratio requirement, we exclude the following liabilities from demand and time liabilities:

     o    inter-bank liabilities;

     o    liabilities to primary dealers;

     o deposits from non-resident Indians, both repatriable and non-repatriable deposits;

     o    foreign currency deposits from non-resident Indians; and

     o refinancing from the Reserve Bank of India and other institutions permitted to offer refinancing to banks.

     For further discussion of these regulatory reserves, see "Supervision and Regulation -- Legal Reserve Requirements".

     As part of our treasury activities, we maintain proprietary trading portfolios in domestic debt and equity securities and in foreign currencies. We have a limited equity portfolio because the Reserve Bank of India restricts our incremental investment in equity securities in a fiscal year to 5.0% of the increase in deposits in the previous fiscal year.

     Our treasury engages in domestic and foreign exchange operations from a centralized trading floor in Mumbai. We believe that our dealing room is one of the best in India in terms of technological capability and skills. The infrastructure includes the latest voice systems and electronic dealing terminals with access to real time market information feeds. We are upgrading our decision support systems.

     The treasury has access to the ICICI group's research teams that regularly track the debt, equity and currency markets. This helps us to respond quickly to capitalize on market opportunities.

     The treasury consists of two parts, domestic treasury and foreign exchange treasury. At March 31, 2000, our domestic treasury represented 77.2% of our treasury assets and our foreign exchange treasury represented 22.8% of our treasury assets.

   Domestic Treasury

     Our domestic treasury manages our liquidity and regulatory reserves with an objective of optimizing yield on our investment portfolio. It undertakes transactions in both fixed income securities and equity securities. Our trading portfolio consists mainly of fixed income securities. At March 31, 2000, fixed income securities were 95.8% of our trading portfolio.

     Our investment policy, approved by our board of directors, was instituted in June 1994 and is updated periodically. This investment policy sets out the broad guidelines for transactions in securities and incorporates the various regulatory requirements. These guidelines include several checks on risk, including a duration limit, holding period limits and stop-loss limits. Our investment policy vests the Investment Committee, dealers and other officers with different levels of authority for investment decisions. For a more complete description of our investment policy, see "-- Risk Management -- Quantitative and Qualitative Disclosures About Market Risk -- Market Risk Management Procedures".

     Liquidity management involves maintaining an optimum level of liquidity and complying with the cash reserve ratio. The objective is to ensure the smooth functioning of all our branches and at the same time avoid the holding of excessive cash. Our domestic treasury maintains a balance between interest-earning liquid assets and cash to optimize earnings.

     Reserve management involves maintaining statutory reserves, including the cash reserve ratio and the statutory liquidity ratio.

     Our securities are classified into two categories, trading securities and available for sale securities. Trading securities constitute a major portion of our portfolio. The following table sets forth, for the periods indicated, certain information related to our trading portfolio.

                                                                At March 31,
                                          ------------------------------------------------------
                                            1998          1999                    2000
                                          --------      ---------         ----------------------
                                                              (in millions)
Government of India securities .........  Rs.6,987      Rs.14,449         Rs.26,903       US$617
Equity securities ......................       101            198                90            2
Mutual funds units .....................         -              -               779           18
Commercial paper and certificates of
  deposit ..............................       222            750               147            3
                                          --------      ---------         ---------       ------
Total ..................................  Rs.7,310      Rs.15,397         Rs.27,919       US$640
                                          ========      =========         =========       ======

     The following table sets forth, for the periods indicated, certain information related to interest and dividends on trading securities, net gain from the sale of these securities and unrealized gain/(loss) on these securities.

                                                                At March 31,
                                          ------------------------------------------------------
                                            1998          1999                    2000
                                          --------      ---------         ----------------------
                                                              (in millions)
Interest and dividends .................  Rs.  865      Rs. 2,247         Rs. 3,073       US$ 70
Gain on sale of trading securities .....       274            111               936           22
Unrealized gain/(loss) on trading
    securities .........................      (127)            23               (79)          (2)
                                          --------      ---------         ---------       ------
Total ..................................  Rs.1,012      Rs. 2,381         Rs. 3,930       US$ 90
                                          ========      =========         =========       ======

     In addition to trading securities, we also hold available for sale securities, primarily corporate debt securities. The following tables set forth, for the periods indicated, certain information related to our available for sale securities.

                                                                     At March 31,
                            -----------------------------------------------------------------------------------------------
                                                 1997                                            1998
                            ----------------------------------------------  -----------------------------------------------
                                          Gross       Gross                               Gross       Gross
                            Amortized   unrealized  unrealized              Amortized   unrealized  unrealized
                               cost        gain        loss     Fair value     cost        gain        loss      Fair value
                            ---------   ----------  ----------  ----------  ---------   ----------  ----------   ----------
                                                                     (in millions)
Corporate debt securities.. Rs.  580        --       Rs.  (9)    Rs.  571    Rs.1,117    Rs    33    Rs.  (14)    Rs.1,136
 Government of India
    securities ............    3,156        --           (10)       3,146          59           1          --           60
                            --------    ----------  ----------  ----------  ---------   ---------   ---------     --------
Total debt securities .....    3,736        --           (19)       3,717       1,176          34         (14)       1,196
Mutual fund securities ....       --        --            --           --         280          --          --          280
                            --------    ----------  ----------  ----------  ---------   ---------   ---------     --------
Total ..................... Rs.3,736        --       Rs. (19)    Rs.3,717    Rs.1,456    Rs.   34    Rs.  (14)    Rs.1,476
                            ========    ==========  ==========  ==========  =========   ==========  =========     ========



                                          At March 31, 1999                                     At March 31, 2000
                            ----------------------------------------------  -------------------------------------------------------
                                          Gross       Gross                               Gross        Gross
                            Amortized   unrealized  unrealized              Amortized   unrealized  unrealized
                               cost        gain        loss     Fair value     cost        gain        loss          Fair value
                            ---------   ----------  ----------  ----------  ---------   ----------  ----------   ------------------
                                                                     (in millions)
 Corporate debt
   securities ............. Rs.2,860     Rs    --         --     Rs.2,860    Rs.2,540    Rs.   34          --   Rs.2,574     US$ 59
 Government of India
   securities .............      775           50         --          825         914          89          --      1,003         23
                            --------     --------   ---------   ---------    --------    --------    --------    --------    ------
 Total debt securities ....    3,635           50         --        3,685       3,454         123          --      3,577         82
 Mutual fund
   securities..............      266           12         --          278       1,146          --         (14)      1,132        26
                            --------     --------   ---------   ---------    --------    --------    --------    --------    ------
 Total .................... Rs.3,901     Rs.   62         --     Rs.3,963    Rs.4,600    Rs.  123    Rs.  (14)   Rs.4,709    US$108
                            ========     =========  =========   ==========   ========    =========   ========    ========    ======

     The following table sets forth, for the periods indicated, an analysis of the maturity profile of our investments in corporate debt securities classified as available for sale securities and the yields thereon.

                                                                     At March 31, 2000
                             -------------------------------------------------------------------------------------------
                                Up to one year        One to five years       Five to ten years      More than ten years
                             ------------------      ------------------      ------------------      -------------------
                              Amount      Yield       Amount      Yield       Amount      Yield       Amount      Yield
                             --------     -----      --------     -----      --------     -----      --------     ------
                                                                       (in millions)
 Corporate debt
   securities .............  Rs. 403      10.44%     Rs.1,563     10.59%     Rs. 554      11.22%     Rs. 54       14.14%
 Other debt securities ....       --         --            --        --           --         --          --          --
                             -------      -----      --------     -----      -------      -----      ------       -----
 Total interest-earning
   securities .............  Rs. 403      10.44%     Rs.1,563     10.59%     Rs. 554      11.22%     Rs. 54       14.14%
                             =======      =====      ========     =====      =======      =====      ======       =====
 Total amortized cost .....  Rs. 399                 Rs.1,548                Rs. 543                 Rs. 50
 Total market value .......      403                    1,563                    554                     54


   Foreign Exchange Treasury

     Our foreign exchange treasury manages our foreign currency exposures, offers foreign exchange and risk hedging derivative products to our customers and engages in proprietary trading of currencies. At March 31, 2000, our foreign exchange treasury represented 22.8% of our treasury assets.

     The foreign exchange treasury tracks balances on a real time basis to optimize the yield on funds across all currencies, using foreign exchange swaps and short-term deposits with correspondent banks.

     We deal in 15 major foreign currencies and we take deposits from non-resident Indians in four major foreign currencies. We also manage onshore accounts in foreign currencies. The foreign exchange treasury manages its portfolio through money market and foreign exchange instruments to optimize yield and liquidity.

     We control market risk and credit risk on our foreign exchange trading portfolio through an internal model which sets counterparty limits, stop-loss limits and limits on the loss of the entire foreign exchange trading operations and exception reporting. We also use a value at risk model to monitor our spot positions.

     Customer Foreign Exchange

     We provide customer specific products and services and risk hedging solutions in 15 currencies to meet the trade and service-related requirements of our corporate clients. The products and services offered include:

     o spot foreign exchange for the conversion of foreign currencies without any value restrictions;

     o forward foreign exchange for hedging future receivables and payables, without any value restriction, up to a maximum period of three years; and

     o foreign exchange and interest rate derivatives for hedging long-term exposures.

     We earn commissions on these products and services from our corporate customers.

     Proprietary Trading in Currencies

     We are active in the proprietary trading of currencies and are among the few Indian banks to be approved by the Reserve Bank of India to initiate cross currency positions abroad. Our trading is focused on US dollar, the Euro, the Japanese yen and the UK pound sterling. The average monthly inter-bank volumes for fiscal 2000 was US$ 3,262 million, up from US$ 1,764 million in fiscal 1999.

     The following table sets forth, for the periods indicated, our growth in trading volume in various segments of our foreign exchange operations.

                                                           Year ended March 31,
                                     ----------------------------------------------------------------
                                       1998              1999                        2000
                                     --------          --------          ----------------------------
                                      (in billions, except number of currencies and nostro accounts)
       Trading volume:
          Inter-bank ............... Rs.422.6          Rs.898.7          Rs.1,402.7         US$  32.1
          Merchants ................     38.8              57.4               129.8               3.0
                                     --------          --------          ----------         ---------
       Total trading volume ........ Rs.461.4          Rs.956.1          Rs.1,532.5         US$  35.1
                                     ========          ========          ==========         =========
       Size of foreign currency
         book ...................... Rs. 59.0          Rs. 86.6          Rs.  190.8(1)      US$  4.44

       Number of currencies ........     12                15                  15
       Number of nostro accounts ...     14                20                  22

--------------------

(1) Includes Rs. 7.6 billion (US$ 175 million) of proceeds raised from our ADS offering in March 2000.

Funding

     Our funding operations are designed to ensure both stability of funding and effective liquidity management. The primary source of funding is deposits raised from corporate customers, which were 69.0% of total deposits at March 31, 2000. Retail deposits, which provide a cheaper source of funds, are the other source of deposits and represented 31% of total deposits at March 31, 2000. We expect retail deposits to account for a greater share of deposits in the future as a result of our improved market presence. We constantly monitor our funding strategy with a view to minimizing funding costs and matching maturities with our loan portfolio.

   Total Deposits

     The following table sets forth, for the periods indicated, our average outstanding deposits based on daily balances and the percentage composition by each category of deposits. The average cost (interest expense divided by average of daily balances) for each category of deposits is provided in the footnotes.

                                                                     Year ended March 31,
                            --------------------------------------------------------------------------------------------------
                                    1997                       1998                    1999                     2000
                             Amount     % of total      Amount    % of total     Amount    % of total     Amount    % of total
                            --------    ----------    ---------   ----------   ---------   ----------   ---------   ----------
                                                           (in millions except percentages)
Non-interest-bearing
  demand deposits ........  Rs.2,170        21.9%     Rs. 3,399      18.3%     Rs. 3,539        9.0%    Rs. 7,428       11.0%
Savings deposits(1) ......       304         3.0            815       4.4          1,569        4.0         3,530        5.3
Time deposits(2) .........     7,449        75.1         14,325      77.3         34,347       87.0        56,351       83.7
                            --------       -----      ---------     -----      ---------      -----     ---------      -----
Total ....................  Rs.9,923       100.0%     Rs.18,539     100.0%     Rs.39,455      100.0%    Rs.67,309      100.0%
                            ========       =====      =========     =====      =========      =====     =========      =====

---------------
(1) With an average cost of 3.29% in fiscal 1997, 3.44% in fiscal 1998, 3.44% in fiscal 1999 and 3.34% in fiscal 2000.

(2) With an average cost of 12.91% in fiscal 1997, 11.10% in fiscal 1998, 10.64% in fiscal 1999 and 10.06% in fiscal 2000.

     For a breakdown of our corporate deposits, see "-- Corporate Banking -- Corporate Deposits", and for a breakdown of our retail deposits, see " -- Retail Banking -- Deposits".

   Short-Term Borrowings

     The following table sets forth for the periods indicated, certain information related to our short-term rupee borrowings from banks, primary dealers and financial institutions, excluding deposits.

                                                                Year ended March 31,(1)
                                             ----------------------------------------------------------
                                                1997            1998            1999             2000
                                             ---------        ---------       ---------       ---------
                                                          (in millions, except percentages)
Period end balance ......................... Rs.   100        Rs. 1,500       Rs.   325       Rs. 4,109
Average balance during the period(2) .......     1,024            1,250           2,193           5,264
Maximum month-end balance ..................     2,476            3,195           3,968           9,710
Average interest rate during the period(3) .     12.70%           14.56%          10.31%          11.84%
Average interest at period end(4) ..........      7.00            10.30           10.64            7.37

--------------
(1) Short-term borrowings include trading liabilities, such as borrowings in the call market and repurchase agreements.

(2)  Average of daily balances outstanding.

(3) Represents the ratio of interest expense on short-term borrowings to the average of daily balances of short-term borrowings.

(4) Represents the weighted average rate of the short-term borrowings outstanding at fiscal year-end.

   Other Sources of Funds

     We also obtain funds from the issuance of subordinated debt securities. In May 1998, we issued Rs. 1.0 billion of subordinated debt due August 2003, and in January 1999, we issued an additional Rs. 680 million of subordinated debt due April 2006. This debt is classified as Tier 2 capital in calculating our capital adequacy ratio. Under the Reserve Bank of India's capital adequacy requirements, we are required to maintain a minimum ratio of capital to risk adjusted assets and off-balance sheet items of 9.0% (effective March 31, 2000), at least half of which must be Tier 1 capital. Total subordinated debt classified as Tier 2 capital cannot exceed 50.0% of Tier 1 capital. For a discussion of our capital adequacy ratios, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital".

Loan Portfolio

     At March 31, 2000, our gross loan portfolio, which includes our holdings of corporate debt instruments and preferred stock, was Rs. 47.7 billion (US$
1.1 billion) and represented approximately 1,500 loans outstanding. Corporate debt instruments and preferred stock amounted to Rs. 10.5 billion (US$ 241 million) at March 31, 2000, or 22% of our gross loans. Very little trading exists in these corporate debt securities, but we believe that as the secondary debt markets in India become more active, lenders will be able to more easily sell these corporate debt securities, thereby allowing for better management of mismatches in the maturity of assets and liabilities and providing additional liquidity. Almost all of our loans are to Indian borrowers.

     For a description of our corporate and retail loan products, see "-- Corporate Banking -- Loan Products" and "-- Retail Banking -- Credit Cards"; and "-- Retail Banking -- Retail Loan Products".

     The following table sets forth, for the periods indicated, our gross loan portfolio classified by product group.

                                                               At March 31,
                                       ----------------------------------------------------------------
                                         1997         1998          1999                  2000
                                       --------    ---------     ---------       ----------------------
                                                               (in millions)
Working capital .....................  Rs.6,705    Rs. 9,256     Rs.17,508       Rs.31,576     US$  723
Term loans(1) .......................     1,477        3,344         9,859          14,635          335
Retail loans ........................       380          590         1,110           1,553           36
Gross loans .........................  Rs.8,562    Rs.13,190     Rs.28,477       Rs.47,764     US$1,094
                                       ========    =========     =========       =========     ========
   Of which:
   Corporate debt instruments and
     preferred stock ................  Rs.  153     Rs.1,424     Rs. 6,762       Rs.10,532     US$  241

---------------

(1) Includes corporate debt instruments, preferred stock and lease finance products. We had lease finance of Rs. 305 million (US$ 7 million) at March 31, 2000, representing 0.6% of our gross loans. In 1995-1996, we offered lease financing to a limited number of customers due to certain tax advantages to us from these transactions. We discontinued all of our lease finance activities in fiscal 1998 once the Indian tax authorities disputed this tax treatment. For a discussion of this dispute, see "-- Legal and Regulatory Proceedings".

   Shift in Customer Focus

     Over the past year, consistent with our strategy of focusing on quality growth opportunities, we have concentrated on financing large, highly rated corporations by taking advantage of the corporate relationships of the ICICI group. The following table sets forth, for the periods indicated, the volume of our corporate loan outstanding to new customers broken down by the revenues of these new customers. This table demonstrates the ongoing shift in our loan portfolio from small to medium-sized enterprises to large corporations.


                                                                       Year ended March 31,
                                     ----------------------------------------------------------------------------------------
                                                        1999                                           2000
                                     -----------------------------------------       ----------------------------------------
                                                      Loan                                            Loan
                                                   outstanding                                     outstanding
                                     Number of       to new                          Number of       to new
            Revenues                 companies      customers       % of total       companies      customers      % of total
            --------                 ---------     -----------      ----------       ---------     -----------     ----------
                                                    (in millions, except number of companies and percentages)
Below Rs. 5 million ...............       6         Rs.   36            0.6%             13         Rs.    30          0.3%
Rs. 5 to 100 million ..............      34              562           10.3              54               538          4.9
Rs. 100 to 1,000 million ..........      50            1,003           18.5              98             1,621         14.8
Rs. 1 to 10 billion ...............      29            3,107           57.2              89             6,527         59.4
Rs. 10 to 20 billion ..............       2              231            4.2               9             1,054          9.6
Above Rs. 20 billion ..............       3              488            9.2               7             1,209         11.0
                                        ---         --------          -----             ---         ---------        -----
Total .............................     124         Rs.5,427          100.0%            270         Rs.10,979        100.0%
                                        ===         ========          =====             ===         =========        =====

   Collateral -- Completion, Perfection and Enforcement

     Our loan portfolio consists predominantly of working capital loans. These loans are typically secured by a first lien on current assets, which normally consist of inventory and receivables. Additionally, in some cases, we may take further security of a first or second lien on fixed assets, a pledge of financial assets like marketable securities, corporate guarantees and personal guarantees. These security interests are perfected by the registration of these interests within 30 days with the Registrar of Companies pursuant to the provisions of the Indian Companies Act. This registration amounts to a constructive public notice to other business entities. At March 31, 2000, 69.6% of our gross loans were secured. In general, our loans are over-collateralized. In India, there are no regulations stipulating any loan-to-collateral limits.

     In India, foreclosure on collateral generally requires a written petition to an Indian court. An application, when made, may be subject to delays and administrative requirements that may result, or be accompanied by, a decrease in the value of the collateral. These delays can last for several years leading to deterioration in the physical condition and market value of the collateral. In the event a borrower makes an application for relief to a specialized quasi-judicial authority called the Board for Industrial and Financial Reconstruction, foreclosure and enforceability of collateral is stayed. For a discussion of the activities of the Board for Industrial and Financial Reconstruction, see "Republic of India -- The Indian Economy -- Legislative Framework for Restructuring Sick Companies".

     We recognize that our ability to realize the full value of our collateral in respect of current assets is difficult, due to, among other things, delays on our part in taking immediate action, delays in bankruptcy foreclosure proceedings, defects in the perfection of collateral and fraudulent transfers by borrowers. However, cash credit facilities are so structured that we are able to capture the cash flows of our customers for recovery of past due amounts. In addition, we have a right of set-off for amounts due to us on these facilities. Also, we monitor the cash flows of our working capital loan customers on a daily basis so that we can take any actions required before the loan becomes non-performing. On a case-by-case basis, we may also stop or limit the borrower from drawing further credit from its facility.

     Most of our corporate borrowers having large working capital requirements borrow from more than one bank either under a consortium arrangement or under a multiple banking arrangement. Under a consortium arrangement, the financing banks formally decide on the credit proposal of the company and decide how the funding should be distributed among the consortium banks. A lead bank, usually the bank providing the largest share of the overall credit, is appointed under a consortium lending arrangement. The lead bank coordinates credit appraisals, execution of joint documents, regular review meetings and security inspections.

     Under a consortium arrangement, typically the security is in the form of a first lien on current assets, which is shared on a proportionate basis among the participating banks. Theoretically, a member can exit from a consortium, with its share taken either by an existing member or by induction of a new member in the consortium. However, in the case of a non-performing loan, this exit route is generally not available since the other members of the consortium are not likely to take up additional credit that is impaired. Further, a member is generally not allowed to take recovery action independent of the consortium in the case of a non-performing loan. Hence, recovery from non-performing companies that are under a consortium arrangement may be delayed.

     Under a multiple banking arrangement, each bank stipulates its own terms and obtains distinct and identifiable collateral. Individual documents are also obtained and requisite liens created. Unlike a consortium arrangement lending, in a multiple bank or sole bank lending, we can independently pursue recovery of past due amounts either through full cash recovery, a negotiated settlement or a legal suit. At March 31, 2000, loans with consortium arrangements accounted for 33.2% of our gross non-performing loans, loans with multiple bank arrangements accounted for 41.8% of our gross non-performing loans and sole bank lending accounted for 25% of our gross non-performing loans.

   Loan Concentration

     Pursuant to the guidelines of the Reserve Bank of India, our credit exposure to individual borrowers must not exceed 20.0% of our capital funds calculated under Indian GAAP (effective April 1, 2000).

     Our exposure to a group of companies under the same management control must not exceed 50.0% of our capital funds unless the exposure is in respect of an infrastructure project. In that case, the exposure to a group of companies under the same management control may be up to 60.0% of our capital funds. Pursuant to the Reserve Bank of India guidelines, an exposure is calculated as the sum of 100.0% of the committed funded amount or the outstanding funded amount, whichever is higher, and 50.0% of the committed non-funded amount or the outstanding non-funded amount, whichever is higher. Our loan exposures to individual and group borrowers have been generally within the percentages prescribed by the Reserve Bank of India based on the capital funds calculated under Indian GAAP. In exceptional cases, where we have exceeded these percentages, we have obtained the approval of the Reserve Bank of India as required.

     We follow a policy of portfolio diversification and evaluate our total financing exposure in a particular industry in light of our forecasts of growth and profitability for that industry. Our risk management department monitors all major sectors of the economy and specifically follows industries in which we have credit exposures. We respond to any economic weakness in an industrial segment by restricting new credits to that industry segment and any growth in an industrial segment by increasing new credits to that industry segment, resulting in active portfolio management.

     The following table sets forth, for the periods indicated, our gross loans outstanding by the borrower's industry or economic activity and as a percentage of our gross loans.

                                                                         At March 31,
                                --------------------------------------------------------------------------------------------------
                                        1997                   1998                   1999                        2000
                                -------------------   -------------------   --------------------   -------------------------------
                                                                     (In millions, except percentages)
Agriculture ..................  Rs.  252       3.0%   Rs.   501      3.8%   Rs.    675      2.4%   Rs.  1,520   US$   34      3.2%
Auto including trucks ........        --       --           600      4.5         1,006      3.5         1,680         38      3.5
Cement .......................        60       0.7          170      1.3           540      1.9         1,124         25      2.3
Chemicals, drugs and
  Pharmaceuticals.............       490       5.7        1,092      8.3         2,420      8.5         5,772        132     12.0
Computer software ............        --       --           230      1.7           460      1.6           823         19      1.7
Construction(1) ..............       510       6.0          770      5.8           740      2.6           882         20      1.8
Electricity ..................       470       5.5          540      4.1         1,488      5.2         2,784         64      5.8
Finance ......................       890      10.4          780      5.9         1,949      6.9         6,113        140     12.8
Iron and steel ...............       380       4.4          460      3.5           620      2.2           703         16      1.4
Other metals and metal
  products ...................       220       2.6          330      2.5         1,370      4.8         1,269         29      2.7
Light manufacturing ..........     1,280      14.9        1,300      9.9         2,800      9.8         4,895        112     10.3
Other personal loans .........       380       4.4          590      4.5         1,110      3.9         1,553         36      3.3
Paper and paper products .....       150       1.8          240      1.8           373      1.3           745         17      1.6
Textiles .....................       860      10.0        1,170      8.9         1,405      4.9         1,600         38      3.4
Transport ....................       230       2.7          360      2.7           159      0.6         1,686         39      3.6
Other industries(2) ..........     2,390      27.9        4,057     30.8        11,362     39.9        14,615        334     30.6
Gross loans ..................  Rs.8,562     100.0%   Rs.13,190    100.0%   Rs. 28,477    100.0%   Rs. 47,764   US$1,093    100.0%

--------------

(1) Includes engineering, procurement and construction projects and building construction.

(2) Includes over 40 different industries with no industry constituting more than 3.0%.

     At March 31, 2000, no single industry accounted for more than 15.0% of our gross loan portfolio.

     In fiscal 1998 and 1999, there was an increase in the proportion of assets in the chemicals, drugs and pharmaceuticals and other metals and metal products sectors, while there was a decrease in the proportion of assets in the construction, iron and steel, and textiles sectors.

     In fiscal 2000, there was an increase in the proportion of our assets in the finance, chemicals, transport, agriculture and light manufacturing sectors while there was a decrease in the proportion of our assets in the construction, textiles, iron and steel, other metals and metal products sectors.

     Our 10 largest loan exposures at March 31, 2000 totaled approximately Rs.
4.9 billion (US$ 112 million) and represented 10.3% of our total gross loan portfolio. The largest group of companies under the same management control accounted for approximately 1.7% of our portfolio.

Non-Performing Loans

     The following discussion on non-performing loans is based on US GAAP. For classification of non-performing loans under Indian regulatory requirements, see "Supervision and Regulation".

   Impact of Economic Environment

     The Indian economy was adversely affected by negative trends in the global marketplace, particularly in the commodities markets, in fiscal 1998 and 1999, which caused a slowdown in the industrial sector. The Indian industrial sector has been subject to increasing competitive pressures, and Indian corporations have had to respond to these pressures through a process of restructuring and repositioning. This restructuring process is taking place in several industries, primarily in sectors where many small, unprofitable manufacturing facilities have existed, principally the iron and steel and textiles industries. This has led to a decline in the operating performance of Indian corporations and the impairment of related loan assets in the financial system, including some of our assets. In fiscal 2000 gross non-performing loans decreased primarily due to recoveries and write-offs.

     India imports over 70% of its requirements of petroleum products. The sharp increase in global prices of these products during the last few months, combined with the Reserve Bank of India's decision to raise the bank rate by 100 basis points in July 2000, is likely to adversely impact the Indian economy in general. The decrease in gross non-performing loans reported in this annual report for fiscal 2000 may not be repeated in fiscal 2001.

     At March 31, 2000, our gross non-performing loans as a percentage of gross loan assets was 3.0% and our gross non-performing loans net of valuation allowances as a percentage of net loan assets was 1.4%. We have made total valuation allowances for 59.6% of our gross non-performing loans on which we have made valuation allowances. These allowances are based on the expected realization of cash flows from these assets. We cannot, however, assure you that our provisions will be adequate to cover any further increase in the amount of non-performing loans or any further deterioration in our non-performing loan portfolio. We had not made valuation allowances on 11.5% of our gross non-performing loans at March 31, 2000 based on the fact that the discounted cash flows from these borrowers were sufficient to cover the entire exposure of these loans. At March 31, 2000, we had 47 non-performing loans outstanding of which the top ten represented 63.2% of all non-performing loans and 1.9 % of our gross loan portfolio.

     The following tables set forth, for the periods indicated, certain details of our gross non-performing portfolio.


                                                        At March 31,
                                 -----------------------------------------------------------     % of total at
                                   1997        1998         1999                2000            March 31, 2000
                                 --------    --------    ---------     ---------------------    --------------
                                                               (in millions, except percentages)
Non-performing working capital
   loans ....................... Rs.   66    Rs.  558    Rs. 1,158     Rs. 1,127    US$   26          79.5%
Non-performing term loans ......      121          46          236            61           1           4.3
Non-performing lease loans .....       --          --          144           185           5          13.0
Non-performing corporate debt
  instruments(1)................       --          --           75            45           1           3.2
                                 --------    --------    ---------     ---------    --------         -----
Gross non-performing loans ..... Rs.  187    Rs.  604    Rs. 1,613     Rs. 1,418    US    33         100.0%
                                 ========    ========    =========     =========    ========         =====
Gross non-performing loans
  without valuation
  allowances(2)................. Rs.   --    Rs.   26    Rs.   466     Rs.   163    US$    4
Gross non-performing loans
  with valuation allowances(3)..      187         578        1,147         1,255          29
Total valuation allowances .....      187         425          880           748          17
Non-performing loans net of
  valuation allowances..........       --         179          733           670          16
Gross loan assets ..............    8,562      13,190       28,477        47,764       1,094
Net loan assets ................    8,375      12,765       27,597        47,016       1,077

---------------
(1)  Includes debentures, preferred stock and bonds.

(2) Includes non-performing loans on which we have not made a valuation allowance.

(3)  Includes non-performing loans on which we have made a valuation allowance.

                                                                                           At March 31,
                                                                             -------------------------------------------
                                                                              1997        1998         1999        2000
                                                                             ------      ------       ------      ------
                                                                                         (in percentages)
Gross non-performing loans as a percentage of gross loan assets ...........   2.2%         4.6%         5.7%        3.0%
Gross non-performing loans with valuation allowances as a percentage ......   2.2          4.4          4.0         2.6
Non-performing loans net of valuation allowances as a percentage of .......    --          1.4          2.7         1.4
Total valuation allowances as a percentage of non-performing loans
   with valuation allowances ..............................................  100.0        73.5         76.7        59.6

   Recognition of Non-Performing Loans

     We identify loans as non-performing and place them on a non-accrual basis once we determine that interest or principal is past due beyond specified periods or that the payment of interest or principal is doubtful. Regarding interest or principal that is past due beyond specified periods, we classify loans as non-performing when interest or principal is past due for 180 days (typically two payment periods). We may consider the payment of interest or principal to be doubtful if the borrower has ceased operations or has incurred cash losses and the probability of revival is uncertain or the borrower's industry is under stress. We provide for loan losses based on our internal subjective assessment of the possibility of recovery of such loans based principally on the realizable value of collateral and the discounted value of future cash flows.

     We do not recognize interest on non-performing loans or credit interest to our income account unless it is collected. Any interest accrued and not received on non-performing loans is reversed and charged against current earnings. We return non-performing loans to accrual status when all contractual principal and interest amounts are reasonably assured of repayment and, in the case of term loans, there is a sustained period of repayment performance in accordance with the contractual terms for at least one year.

     Our non-performing loans, net of allowances for credit losses decreased by Rs. 63 million (US$ 1.4 million) in fiscal 2000 to Rs. 670 million (US$ 16 million) at March 31, 2000. Net non-performing loans were 1.4% of our total net loan assets at March 31, 2000 compared to 2.7% at March 31, 1999. Non-performing loans as a percentage of net loans declined in fiscal 2000 primarily due to an increase in loan assets, the write-off of hard core non-performing loans of Rs. 559 million and recovery of Rs. 76 million.

     Under Indian GAAP, net non-performing loans outstanding (determined in accordance with the Reserve Bank of India guidelines applicable at that time) decreased from Rs. 608 million (US$ 14 million) at March 31, 1999 to Rs. 559 million (US$ 13 million) at March 31, 2000. For a description of the differences between Indian GAAP and US GAAP, see "Significant Differences between Indian GAAP and US GAAP".

   Analysis of Non-Performing Loans by Directed Lending Sector

     In lending as required under Indian directed lending requirements, we follow the same credit risk assessment and credit approval processes as in all our lending. In view of the possibility of higher incidence of asset impairment in directed lending relative to non-directed lending, we maintain the option of fulfilling our priority sector obligations by making deposits with Indian development banks since these yield a better risk adjusted return on capital, though the nominal returns are much lower than in making loans.

     The following table sets forth, for the periods indicated, our gross loans and our gross non-performing loans by segment and our gross non-performing loans as a percentage of our gross loans in the same segment.

                                     At March 31,
                --------------------------------------------------------
                             1997                          1998
                --------------------------   ---------------------------
                             Non-                           Non-
                 Gross    Performing           Gross    Performing
                 Loans      Loans      %       Loans      Loans       %
                -------   ----------  ----   ---------  ----------  ----
                             (in millions, except percentages)
Directed
  Lending:
Agriculture ... Rs.  252   Rs.  10     4.0%  Rs.   501  Rs.   33    6.6%
Small scale
  industries...    1,860        37     2.0       2,753       170    6.2
Other .........    1,708        19     1.1       2,419        44    1.8
                --------   -------    ----   ---------  --------    ---
Total
  directed
  lending......    3,820        66     1.7       5,673       247    4.4
Non-direct
  lending......    4,742       121     2.6       7,517       357    4.7
                --------   -------    ----   ---------  --------    ---
Total ......... Rs.8,562   Rs. 187     2.2%  Rs.13,190  Rs.  604    4.6%
                ========   =======    ====   =========  ========    ===
Allowance for
  credit
  losses ......            Rs.(187)                     Rs. (425)
                           -------                      --------
Net non-
 performing
 loans ........                --                       Rs.  179
                           =======                      ========

                                       At March 31,
                ---------------------------------------------------------------
                              1999                             2000
                ---------------------------   ---------------------------------
                              Non-
                  Gross    Performing           Gross     Non-Performing
                  Loans      Loans      %       Loans          Loans        %
                ---------  ----------  ----   ---------  ----------------  ----
                             (in millions, except percentages)
Directed
  Lending:
Agriculture ... Rs.   675  Rs.     96  14.2%  Rs. 1,520  Rs.   90  US$  2  5.9%
Small scale
  industries...     3,510         209   6.0       5,958       154       4  2.6
Other .........     4,500         100   2.2       2,662       112       3  4.2
                ---------  ----------  ----   ---------  --------  ------  ---
Total
  directed
  lending......     8,685         405   4.7      10,140       356       9  3.5
Non-direct
  lending......    19,792       1,208   6.1      37,624     1,062      24  2.8
                ---------  ----------  ----   ---------  --------  ------  ---
Total ......... Rs.28,477  Rs.  1,613   5.7%  Rs.47,764  Rs.1,418  US$ 33  3.0%
                =========  ==========  ====   =========  ========  ======  ===
Allowance for
  credit
  losses ......            Rs.   (880)                   Rs. (748) US$(17)
                           ----------                    --------  ------
Net non-
 performing
 loans ........            Rs.    733                    Rs.  670  US$ 16
                           ==========                    ========  ======

     As shown by these tables, the quality of our directed lending portfolio is similar to the quality of the rest of our loan portfolio. At March 31, 2000, non-performing loans in the directed lending sector as a percentage of gross loans was 3.5% and non-performing loans in the other sectors as a percentage of gross lonas was 2.8%.

   Analysis of Non-Performing Loans by Product

     The following tables set forth, for the periods indicated, our non-performing loans by product, and as a percentage of our non-performing loans.

                                                                             At March 31,
                                 -------------------------------------------------------------------------------------------------
                                        1997                  1998                  1999                         2000
                                 -----------------     -----------------    -----------------      -------------------------------
                                                                  (in millions, except percentages
Working capital loans:
Cash credits/demand loans .....  Rs.  66     35.3%     Rs. 537     88.9%    Rs.1,130     70.1      Rs.1,085     US$   25     76.6%
Bill discounting ..............       --       --           21      3.5           28      1.7            42            1      2.9
Term loans ....................      121     64.7           46      7.6          236     14.7            61            1      4.3
Lease finance .................       --       --           --       --          144      8.8           185            5     13.0
Corporate debt instruments ....       --       --           --       --           75      4.7            45            1      3.2
                                 -------    -----      -------    -----     --------    -----      --------     --------    -----
Total non-performing loans ....  Rs. 187    100.0%     Rs. 604    100.0%    Rs.1,613    100.0%     Rs.1,418     US$   33    100.0%
                                 =======    =====      =======    =====     ========    =====      ========     ========    =====
Allowance for credit losses ...  Rs.(187)              Rs.(425)             Rs. (880)              Rs. (748)    US$  (17)
                                 -------               -------              --------               --------     --------
Net non-performing loans ......       --               Rs. 179              Rs.  733               Rs.  670     US$   16
                                 =======               =======              ========               ========     ========

     Although lease finance represented 0.6% of our gross loans at March 31, 2000, it represented 13.0% of our gross non-performing loans. In fiscal 1996, we offered lease financing to a limited number of small and medium-sized companies because we gained certain tax advantages from these transactions. We discontinued these activities in 1998 after the Indian tax authorities disputed this tax treatment. For a discussion of this dispute, see "-- Legal and Regulatory Proceedings". Due to the small size of these borrowers and their concentration in industry sectors that have experienced a slowdown, such as the textiles sector, we believe that our gross non-performing loans are greater for this type of exposure compared to others.

   Analysis of Non-Performing Loans by Industry Sector

     The following table sets forth, for the periods indicated, our non-performing loans by borrowers' industry or economic activity and as a percentage of our loans in the respective industry or economic activity sector.

                                                                           At March 31,
                                                 -------------------------------------------------------------------
                                                               1997                                 1998
                                                 -------------------------------    --------------------------------
                                                               Non-                                  Non-
                                                  Gross     performing                Gross       performing
                                                  loans        loans         %        loans         loans         %
                                                 --------   -----------     ----    ---------     ----------    ----
                                                                (in millions, except percentages)
Agriculture ..................................   Rs.  252     Rs.  10        4.0%   Rs.   501      Rs.   33       6.6%
Auto including trucks ........................         --          --         --          600            --        --
Cement .......................................         60          --         --          170            --        --
Chemicals,
  drug and pharmaceuticals....................        490          --         --        1,092            58       5.3
Computer software ............................         --          --         --          230            --        --
Construction .................................        510          --         --          770            24       3.1
Electricity ..................................        470          --         --          540            --        --
Finance ......................................        890          --         --          780            --        --
Iron and steel ...............................        380          --         --          460            56      12.2
Other metals and metal products ..............        220          --         --          330            --        --
Light manufacturing ..........................      1,280         148       11.6        1,300            94       7.2
Other personal loans .........................        380          --         --          590            --        --
Paper and paper products .....................        150          --         --          240            --        --
Textiles .....................................        860          --         --        1,170            62       5.3
Transport ....................................        230          --         --          360            --        --
Other industries .............................      2,390          29        1.2        4,057           277       6.8
                                                 --------     -------       ----    ---------      --------      ----
Total ........................................   Rs.8,562     Rs. 187        2.2%   Rs.13,190      Rs.  604       4.6%
                                                 ========     =======       ====    =========      ========      ====
Allowance for credit losses ..................                Rs.(187)                             Rs. (425)
Net non-performing loans .....................                -------                              --------
                                                              Rs.  --                              Rs   179
                                                              =======                              ========

                                            At March 31, 1999                           At March 31, 2000
                                   -----------------------------------    --------------------------------------------
                                                     Non-                                 Non-
                                                  performing                           performing
                                   Gross Loans       loans        %       Gross Loans     loans        US$         %
                                   -----------    ----------    ------    -----------  ----------    -------     -----
                                                          (in millions, except percentages)
Agriculture .....................   Rs.    675     Rs.   96      14.2%     Rs. 1,520    Rs.   90           2       5.9%
Auto including trucks ...........        1,006           --        --          1,680          --          --        --
Cement ..........................          540           --        --          1,124          --          --        --
Chemicals, drugs and
  pharmaceuticals................        2,420           79       3.3          5,772          80           2       1.4
Computer software ...............          460           --        --            823           1          --       0.1
Construction ....................          740           24       3.2            882          --          --        --
Electricity .....................        1,488           --        --          2,784          --          --        --
Finance .........................        1,949           61       3.1          6,113          53           1       0.9
Iron and steel ..................          620          268      43.2            703         194           5      27.6
Other metals and metal products
  products.......................        1,370           --        --          1,269          --          --        --
Light manufacturing .............        2,800          400      14.3          4,895         423          10       8.6
Other personal loans ............        1,110           --        --          1,553          --          --        --
Paper and paper products ........          373           --        --            745          --          --        --
Textiles ........................        1,405          313      22.3          1,600         222           5      13.9
Transport .......................          159           --        --          1,686          --          --        --
Other industries ................       11,362          372       3.3         14,615         355           8       2.4
                                    ----------     --------     -----      ---------    --------     -------     -----
Total ...........................   Rs. 28,477     Rs.1,613       5.7%     Rs.47,764    Rs.1,418          33       3.0%
                                    ==========     ========     =====      =========    ========     =======     =====
Allowance for credit losses .....                  Rs. (880)                            Rs. (748)        (17)
                                                   --------                             --------     -------
Net non-performing loans ........                  Rs.  733                             Rs.  670     US$  16
                                                   ========                             ========     =======

     Our gross non-performing loans as a percentage of gross loans in the respective industries was the highest in the iron and steel, textiles and light manufacturing industries.

     Iron and Steel. Over the last few years, a sharp reduction in international steel prices to historic lows has had a significant impact on the companies in this sector. In addition, a substantial reduction in import tariffs over the last three years led to price competition from certain countries, significantly reducing domestic prices. Our outlook for the medium-term for the sector is positive due to the anticipated increase in prices from the historic lows reached in fiscal 1999 and an increase in domestic consumption. The majority of our loans to small steel plants and small re-rolling mills have already been classified as non-performing, and the balance of loans in this sector is primarily to economically sized plants with advanced technology. At March 31, 2000, we had classified 27.6% of our gross loans in this sector as non-performing.

     Textiles. The textiles industry experienced a reduction in exports following the devaluation of the south-east Asian currencies in 1998, which resulted in less competitive Indian textile exports. The reduction in exports was also due to reduced demand in the entire region. High cotton prices in the last two years also increased the costs for Indian manufacturers. The majority of our loans to small entities in this sector have been classified as non-performing, and the balance of our exposure is primarily to large economically sized plants. Our total exposure to this sector increased to Rs. 1,600 million at March 31, 2000 from Rs. 1,405 million at March 31, 1999 due to additional funding provided to larger better-rated companies. At March 31, 2000, we had classified 13.9% of our gross loans in this sector as non-performing.

     Light Manufacturing. The light manufacturing industry category includes manufacturers of electronic equipment, electrical cables, fasteners, watches and other light manufacturing items. At March 31, 2000, 77.0% of the non-performing loans in this sector were to middle market companies. The downturn in certain sectors of the Indian economy during the last few years affected the middle market companies to a greater extent in view of their higher vulnerability to external factors. At March 31, 2000, of the non-performing loans in the light manufacturing sector, 63.8% were to six companies engaged in the manufacture of equipment, 20.0% were to three companies in the forging sector, and 7.0% were to two manufacturers of electronic equipment. The lesser number of new projects during the last three years has led to the depressed performance of companies engaged in the manufacture of equipment. The increase in our exposure to this sector at March 31, 2000 compared to at March 31, 1999 has been to large sized companies with a diversified product range. At March 31, 2000, we had classified 8.6% of our gross loans in this sector as non-performing.

   Top Ten Non-Performing Loans

     At March 31, 2000, we had 47 non-performing loans outstanding, of which the top ten represented 63.2% of our gross non-performing loans, 61.0% of our net non-performing loans and 1.9% of our gross loan portfolio. None of our top ten non-performing loans has been restructured so far. However, we are currently working out detailed restructuring packages for three borrowers in conjunction with other term lenders and other working capital consortium members. Four other borrowers have made an application for relief to the Board for Industrial and Financial Reconstruction. For a discussion of the activities of the Board for Industrial and Financial Reconstruction, see "Republic of India -- The Indian Economy -- Legislative Framework for Restructuring Sick Companies".

     The following table sets forth, for the period indicated, certain information regarding our 10 largest non-performing loans.


                                                            At March 31, 2000
                   ----------------------------------------------------------------------------------------------------
                                                                         Principal
                                                                        outstanding
                                                                          net of                            Currently
                                        Type of           Gross        allowance for                      Servicing All
                                        banking         principal         credit                            Interest
                      Industry        arrangement      outstanding       losses(1)     Collateral(2)(3)    Payments(4)
                   --------------   ---------------    -----------     -------------   ----------------   -------------
                                                              (in millions)
Borrower A ......  Light
                   manufacturing    Consortium          Rs.   149           Rs. 60         Rs.   139            Yes
Borrower B ......  Steel            Multiple                  137              114               175            No
Borrower C ......  Light            Multiple                  100               --                27            No
                   manufacturing
Borrower D ......  Energy           Multiple                   97               81                86            No
Borrower E ......  Sugar            Multiple                   88               --               107            No
Borrower F ......  Textile          Consortium                 86               86               121            Yes
Borrower G ......  Hotels/resorts   Consortium                 75               28               266            No
Borrower H ......  Light
                   manufacturing    Multiple                   64               37               124            No
Borrower I ......  Finance          Consortium                 53               --                97            No
Borrower J ......  Steel            Consortium                 47               --                66            No
                                                        ---------         --------         ---------
Total ...........                                       Rs.   896         Rs.  406         Rs. 1,208
                                                        =========         ========         =========

---------------
(1) The net realizable value of these loans on a present value basis is determined by discounting the estimated cash flow over the expected period of repayment by the rate implicit in the loan. Under US GAAP, the net present value of a non-performing loan includes the net present value, to the extent realizable, of the underlying collateral, if any.

(2) Collateral value is that reflected on the borrower's books, or that determined by third party appraisers to be realizable, whichever is lower or available. We have collateral in the form of first charge on current assets for eight of these borrowers. Exposure to one of these eight borrowers is additionally secured by fixed assets. The exposure to the remaining one borrower is secured solely by a charge on fixed assets.

(3) Out of the above 10 cases, collection in the cases of borrower D, G and H are collateral dependent. In all other cases, we are primarily dependent on recovery through cash flows, collateral being of secondary importance.

(4) Since we also classify loans as non-performing once we determine that the payment of interest or principal is doubtful, and since such classification occurs even before the borrower stops paying interest and principal, certain of our non-performing loans are currently servicing all interest payments.

     Five of our top 10 non-performing loans were to borrowers where we acted together with other banks or as part of a consortium of banks with our share of exposure being a maximum of 12.0% of the total exposure of all banks to these borrowers.

   Interest Foregone

     Interest forgone is the interest due on non-performing loans that has not been accrued in our books of accounts. The following table sets forth, for the periods indicated, the amount of interest foregone.

                                                        Interest foregone
                                                          (in millions)
                                                      ----------------------
Fiscal 1997 .......................................   Rs.   6        US$ --
Fiscal 1998 .......................................        81             2
Fiscal 1999 .......................................        93             2
Fiscal 2000 .......................................       124             3

   Restructuring of Non-Performing Loans

     Our non-performing loans are restructured on a case-by-case basis after our management has determined that restructuring is the best means of realizing repayment of the loan. These loans continue to be on a non-accrual basis and will be reclassified as performing loans only after sustained performance under the loan's renegotiated terms for at least a period of one year.

     The following table sets forth, for the periods indicated, our non-performing loans that have been restructured through rescheduling of principal repayments and deferral or waiver of interest.

                                                               At March 31,
                                        ------------------------------------------------------------
                                         1997           1998       1999                  2000
                                        ------         ------    --------        -------------------
                                                    (in millions, except percentages)
Gross restructured loans ..............    --             --     Rs.   38        Rs. 43      US$ 1.0
Allowance for credit losses ...........    --             --          (22)          (25)         0.6
Net restructured loans ................    --             --           16            18          0.4
Gross restructured loans as a
   percentage of gross
   non-performing loans ...............    --             --          2.4%          3.0%        --
Net restructured loans as a
   percentage of net
   non-performing loans ...............    --             --          2.2%          2.7%        --

     We are currently working out restructuring packages for five borrowers along with other term lenders and working capital consortium members in the case of our non-performing loans under a consortium arrangement, and two borrowers who are under sole banking arrangements.

     The following table sets forth, at the date indicated, the status of our efforts in working out restructuring packages for non performing loans:


                                                                              At March 31, 2000
                                                               -------------------------------------------------
                                                                                                  Principal
                                                                                 Gross        outstanding net of
                                                               Number of       principal        allowances for
                                                               borrowers      outstanding       credit losses
                                                               ---------      -----------     ------------------
                                                                        (in millions, except numbers)
Loans under consortium arrangements(1) ......................       5            Rs. 343            Rs. 205
Loans under sole banking arrangements(1) ....................       2                 51                 31
Loans to borrowers who have applied for relief to the
  Board for Industrial and Financial Reconstruction(2) ......      --                 --                 --
                                                                  ---            -------            -------
Total .......................................................       7            Rs. 394            Rs. 236
                                                                  ===            =======            =======

---------------
(1) None of these borrowers have applied for relief to the Board of Industrial and Financial Reconstruction.

(2) For a discussion of the activities of the Board for Industrial and Financial Reconstruction, see "Republic of India -- The Indian Economy -- Legislative Framework for Restructuring Sick Companies".


   Non-Performing Loan Strategy

     The recovery and settlement of non-performing loans is of high priority to us. In fiscal 1999, we set up a Special Asset Management Group, consisting of seven members, for finding early solutions and pursuing recovery in non-performing loans. Effective April 2000, the group is headed by one of our Senior Executive Vice Presidents, with over 30 years of experience in the banking sector. He is assisted by one Senior Vice President and two other officers, with specific focus on recovery of non-performing loans. This team is assisted by representatives at branches having a higher concentration of non-performing loans. The branch managers at the branches having non-performing loans are also actively involved in supporting the efforts of the Special Asset Management Group. This group is highly focused and has specific targets in terms of recovery of non-performing loans. This group works closely with the Special Asset Management Group established in ICICI to work on restructuring and settlement packages for common customers and to adapt successful recovery strategies of ICICI. The group also uses the services of outside legal experts, accountants and specialized agencies for due diligence, valuation and legal advice to expedite early settlements.

     Methods for resolving non-performing loans include the following:

     o    negotiated or compromise settlements on a one-time settlement basis;

     o encouraging the financial restructuring of troubled but viable corporations;

     o encouraging the consolidation of troubled borrowers in fragmented industries with stronger industry participants; and

     o    early enforcement of collateral through judicial means.

     We closely monitor migration of the credit ratings of our borrowers so we can take proactive remedial measures to prevent loans from becoming non-performing. We frequently review the industry outlook and analyze the impact of changes in the regulatory and fiscal environment, helping us to contain our non-performing loans. Our quarterly review systems help us to monitor the health of accounts and to take prompt remedial measures.

     Our current approval process generally requires a minimum credit rating by us of A--. However, prior to our organizational restructuring in April 1999, our minimum credit rating for credit approval was BBB. At present, some of our loans are rated BBB or below since we closely monitor the credit rating of our borrowers and downgrade the rating of credits as soon as they show any signs of deterioration.

   Allowance for Credit Losses

     The following table sets forth, for the periods indicated, movements in our allowance for credit losses.

                                                                         At March 31,
                                              ------------------------------------------------------------------
                                                 1997          1998             1999                2000
                                              ----------     ---------        --------      --------------------
                                                                           (in millions)
Allowance for credit losses at the
     beginning of the period ...............  Rs.     --     Rs.   187        Rs.  425      Rs.  880     US$  20
Add:
Provisions for credit losses:
Working capital ............................          66           256             349           470          11
Term loans .................................         121           104              17             9          --
Leasing finance ............................          --            --             144            24           1
Marketable corporate debt instruments ......          --            --              30            --          --
Release of provision as a result of cash
  collection................................          --            --              --           (76)         (2)
Total provisions for credit Losses .........         187           360             540           427          10
Less:
Write-offs .................................          --          (122)            (85)         (559)         13
                                              ----------     ---------        --------      --------     -------
Allowances for credit losses at the end
     of the period .........................  Rs.    187     Rs.   425        Rs.  880      Rs.  748     US$  17
                                              ==========     =========        ========      ========     =======

     We conduct a comprehensive analysis of our entire loan portfolio on a quarterly basis. The analysis considers both qualitative and quantitative criteria including, among others, the account conduct, future prospects, repayment history and financial performance. This comprehensive analysis includes an account by account analysis of our entire loan portfolio, and an allowance is made for any probable loss on each account. In estimating the allowance, we consider the net realizable value on a present value basis by discounting the future cash flows over the expected period of recovery. Further, we also consider our past history of credit losses and value of underlying collateral. For further discussions of our allowances for credit losses, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Result of operations -- Provisions for Credit Losses".

     Under our US GAAP analysis of the provisions for non-performing loans, we are required to take into account the time delay in our ability to foreclose upon and sell collateral. Under US GAAP, the net present value of a non-performing loan includes the net present value of the underlying collateral, if any. As a result, even though we are generally over-collateralized, allowances are required under US GAAP that would not be required under Reserve Bank of India regulations because US GAAP takes into account the time value of money.

Risk Management

     As a financial intermediary, we are exposed to various risks that are related to our lending and trading businesses, deposit taking activities and our operating environment. Our aim in risk management is to ensure that we understand, measure and monitor the various risks that arise and that our organization adheres strictly to the policies and procedures which are established to address these risks.

     We are exposed to three broad categories of risk: credit risk, market risk and operational and legal risk.

     In October 1999, our risk management function was reorganized and integrated into a single Risk Management Department separate from our three business units. The Risk Management Department works in close association with the business units to implement the various risk management strategies. Our Risk Management Department is completely independent of all business operations. This department identifies, assesses, monitors and manages all our principal risks in accordance with well-defined policies and procedures. The Risk Management Department consists of 25 experienced bankers and analysts and is led by a Senior Executive Vice President reporting directly to our Managing Director and Chief Executive Officer and the Audit and Risk Committee of our board of directors.

     The organizational structure of our Risk Management Department is shown in the following chart.


Managing Director and Chief                                 Audit and Risk Committee of the
     Executive Officer                                             Board of Directors
---------------------------                                 -------------------------------
             |                                                              |
--------------------------------------------------------------------------------------------
                            Senior Executive Vice President and
                             Head, Risk Management Department
--------------------------------------------------------------------------------------------
        |                                    |                                  |
-----------------                    -----------------               -----------------------
Credit Risk Group                    Market Risk Group               Operaitonal Risk Group


Credit Risk

     Credit risk primarily arises in our lending operations from the failure of any party, principally our borrowers, to abide by the terms and conditions of any financial contract with us, principally the failure to make required payments on loans due to us. Our standardized credit approval process includes a well-established procedure of credit evaluation and approval. We measure, monitor and manage credit risk for each borrower. We have a comprehensive system for tracking the rating profile of our loan portfolio and are now working on a comprehensive portfolio risk evaluation mechanism.

     Credit Risk Assessment Procedures for Corporate Loans

     In order to assess the credit risk associated with any financing proposal, we assess a variety of risks relating to the borrower and the relevant industry. If the borrower is undergoing a major expansion project that requires them to obtain project finance from a financial institution in addition to working capital loans from us, we also assess the risks relating to the project.

     We evaluate borrower risk by considering:

     o the financial position of the borrower by analyzing the quality of its financial statements, its past financial performance, its financial flexibility in terms of ability to raise capital and its cash flow adequacy;

     o    the borrower's relative market position and operating efficiency; and

     o the quality of management by analyzing their track record, payment record and financial conservatism.

     We evaluate industry risk by considering:

     o certain industry characteristics, such as the importance of the industry to the economy, its growth outlook, cyclicality and government policies relating to the industry;

     o    the competitiveness of the industry; and

     o certain industry financials, including return on capital employed, operating margins and earnings stability.

     After conducting an analysis of a specific borrower's risk, we assign a credit rating to the borrower. We have a scale of ten ratings ranging from AAA to B and an additional default rating of D. We are in the process of re-rating all our existing exposures according to the new credit rating model. We expect to complete this process by the end of the third quarter of fiscal 2001. Credit rating is a critical input for the credit approval process. We use studies on the historical default patterns of loans in order to predict defaults. We determine the desired credit risk spread over our cost of funds by considering the borrower's credit rating and the default pattern corresponding to the credit rating. Our credit approval process generally requires a benchmark minimum credit rating of A-.

     We study industry sectors and published reports from online databases, including the Center for Monitoring the Indian Economy and Internet Securities (a Euromoney group company), and review our large exposures by industry and by corporate client. We identify, through these internal studies, the growing industry sectors to which we should increase our exposure and the stagnating sectors to which we should decrease our exposure. These ongoing studies and reviews also enable us to regularly adjust a borrower's credit rating in response to changes in that borrower's risk and the risk associated with that borrower's industry.

     Working capital loans are generally approved for a period of 18 months. At the end of 12 months, we review the loan arrangement and the credit rating of the borrower and take a decision on continuation of the arrangement and the changes in the loan covenants as may be necessary. We intend to review the credit rating of borrowers with higher credit risks more frequently.

     Credit Approval Procedures for Corporate Loans

     Our corporate banking approval process is dictated by our credit policy approved by our board of directors. This policy sets out our maximum credit exposures to individual companies, groups of companies and industries.

     We have established a strong framework for the appraisal and execution of working capital and term loan finance transactions. Pursuant to our organizational restructuring that was implemented on April 1, 1999, our credit appraisal and approval processes have been centralized. We evaluate commercial, financial, marketing and management factors relating to the borrower and the sponsor's financial strength and experience. We make use of databases of approximately 3,000 Indian companies that contain historical financial and operating information on these companies. We also extensively use industry analysis reports and interact with external rating agencies to track business cycles in specific sectors and industries, the impact of emerging fiscal, regulatory and other environmental factors and the financial performance of Indian companies. Once this review is completed, an appraisal note is prepared for credit approval purposes. A structured appraisal format is used to ensure a uniform standard across the organization. Quantitative tools like inter-firm comparisons, sensitivity analysis and analysis of demand-supply gap patterns are used to analyze the performance of the borrower. As part of the appraisal process, we generate a risk matrix, which identifies each of the risks, mitigating factors and residual risks associated with the proposal.

     Credit Approval Authority for Corporate Loans

     We have established five distinct levels of credit approval authorities for our corporate banking activities: the head of Corporate Banking, the Managing Director and Chief Executive Officer (or the Credit Committee of Executives that acts in the absence of the Managing Director and Chief Executive Officer), the Investment Committee, the Committee of Directors and our board of directors.

     The following table sets forth the composition of the committees and approval authority of the committees and the authorized officers.

   Authorized executives and committees                     Members                              Approval authority
------------------------------------------  ----------------------------------------  -------------------------------------------
    ......................................
Board of Directors                          All the members on our board of           All approvals (in practice, generally
                                              directors                                 above the prescribed authority of the
                                                                                        Committee of Directors)

Committee of Directors ...................  Managing Director and Chief Executive     All approvals to companies up to Rs.
                                              Officer and four other directors          400 million (US$ 9 million)

Investment Committee .....................  Managing Director and Chief Executive     All approvals for subscribing to
                                              Officer, heads of Corporate Banking,      debentures, preferred stock, bonds
                                              Retail Banking, Risk Management,          and commercial paper
                                              Domestic Treasury and Foreign
                                              Exchange Treasury and the Chief
                                              Financial Officer

Managing Director and Chief Executive                                                 All approvals up to Rs. 160 million
     Officer .............................                                              (US$ 4 million)

Credit Committee of Executives ...........  Heads of Corporate Banking, Retail        In the absence of the Managing Director
                                              Banking and Risk Management and the       and Chief Executive Officer, all
                                              Chief Financial Officer                   approvals within the prescribed
                                                                                        authority of the Managing Director
                                                                                        and Chief Executive Officer

Head of Corporate Banking ................                                            All approvals up to Rs. 100 million
                                                                                        (US$ 2 million)

     The branch managers of corporate banking branches are not individually authorized to approve loans. They are however authorized to approve excess borrowing above the approved limits up to Rs. 10 million in respect of corporate loans. These loans are reported to the corporate office for ratification.

     Disbursement Procedures for Corporate Loans

     After credit approval, we disburse the loans though our corporate branches. Our corporate office sends credit approval letters to the branches stating the covenants governing the approval. Based on the credit approval letter received from the corporate office, branches issue a credit arrangement letter to the borrower outlining the terms of the facility, sponsors' obligations, conditions precedent to disbursement and undertakings from and covenants on the borrower. After the borrower accepts the terms, the loan agreement and other documents are executed. The borrower account is then made operational in the case of a working capital facility and disbursements are made to the borrower in the case of other loan facilities. Our cash credit facilities operate as revolving asset backed overdraft facilities. We determine the amount that can be drawn by the borrower on the basis of monthly cash flow statements or statements of current assets provided by the borrower and the stipulated current asset cover margins.

     Credit Monitoring Procedures for Corporate Loans

     We have established detailed procedures for the monitoring of our credit exposures. Our aim in credit monitoring is to:

          o ensure compliance with the terms and conditions of the credit approval;

          o    review performance of our borrowers against projections;

          o detect early warning signals and take appropriate corrective actions; and

          o    observe the performance of the borrowers.

     With a view to achieve the above, we have laid out operating procedures for our branches and the frequency of credit monitoring activities to be undertaken. Our branches prepare various credit monitoring reports at periodic intervals. Any irregularity in the account is reported to the appropriate credit approval authority on a monthly basis. The performance of the borrowers is monitored through quarterly information reports. Monthly cash flow statements are obtained wherever considered necessary. We monitor the performance of companies by comparing the published results against the projections. We undertake stock inspections and stock audits on a regular basis.

     Credit Approval Procedures for Credit Cards

     The initial target group for credit cards are our present Power Pay account holders and ICICI's retail bond customers where relationships are already established and customer details are already available to us.

     We believe that the improper verification of identity and applicant information and payment delinquencies are the main source of credit risk in the credit card business.

     We use the services of external agencies for verification of applicant information and for collection of past due amounts. Detailed credit applications have been devised for aggregating information on a prospective customer, such as the person's place of work and residence.

     Credit checks are undertaken before the credit card applicants are approved. These credit checks contain a list of the delinquent customers of ICICI and a few non-banking finance companies. Copies of a prospective customer's income tax return and paychecks are also obtained to determine the income and tax status of the prospective customer. There are no credit bureaus in India, but we have implemented our own internal credit scoring model. We have set individual credit limits based on the monthly salary of the credit card holder.

     Credit Approval Procedures for Other Retail Loans

     Since substantially all of our retail loans are fully collateralized with either cash (in the case of loans against time deposits) or liquid equity securities (in the case of loans against subscriptions for initial public offering), we have not yet devised any credit risk procedures for these loans.

Quantitative and Qualitative Disclosures About Market Risk

     Market risk is the risk of loss to future earnings, to fair values, or to future cash flows that may result from changes in the value of a financial instrument as a result of changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributed to all market risk sensitive financial instruments, including securities, loans, deposits, borrowings and derivative instruments. Our exposure to market risk is a function of our asset and liability management activities, our proprietary trading activities, and our role as a financial intermediary. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss and to reduce the volatility inherent in financial instruments.

     Market Risk Management Procedures

     Our board of directors reviews and approves the policies for the management of market risks and has delegated the responsibility for market risk management to the Asset Liability Management Committee. Our Managing Director and Chief Executive Officer chairs the Asset Liability Management Committee. Our Chief Financial Officer, executives of various business units and the Risk Management Department are the members of the committee. The committee generally meets on a monthly basis and reviews our interest rate and liquidity gap position, formulates a view on interest rates, sets deposit and benchmark lending rates and reviews the business profile and its impact on asset liability management. Emergency meetings of the committee are convened to respond to developments in the markets and economy. The committee also sets market risk limits for our trading activities. The committee reports to the Audit and Risk Committee of our board of directors on a quarterly basis.

     We have established a mid-office independent of treasury, which monitors the risks in our treasury operations and ensures adherence to various risk control limits on a daily basis. The mid-office at regular intervals submits reports to the head of the Risk Management Department and the Managing Director and Chief Executive Officer on the extent of our market risk exposure.

     We have established risk control limits, including holding period limits and stop loss limits. Additionally, in the case of foreign exchange trading, we have set up loss limits for each half-year period (April-September and October-March). These limits are monitored on a daily basis. We have also implemented a value at risk model for measuring market risk of our foreign exchange spot positions.

     Our exposure to market risk arises mainly from interest rate risk, equity risk, exchange rate risk and liquidity risk. We discuss, in the following paragraphs, each of these sources of risk and the methods we have adopted to manage them.

     Interest Rate Risk

     Since our balance sheet consists predominantly of rupee assets and liabilities, movements in domestic interest rates constitute the main source of interest rate risk. Our portfolio of traded debt securities is negatively impacted by an increase in interest rates while our loan portfolio benefits from a rise in interest rates.

     We measure our exposure to fluctuations in interest rates primarily by way of gap analysis, providing us a static view of the maturity and re-pricing characteristics of balance sheet positions. An interest rate gap report is prepared by classifying all assets and liabilities into various time period categories according to contracted maturities or anticipated re-pricing date. The difference in the amount of assets and liabilities maturing or being re-priced in any time period category, would then give us an indication of the extent to which we are exposed to the risk of potential changes in the margins on new or re-priced assets and liabilities.

     Our core business is deposit taking and lending, in both rupees and foreign currencies, as permitted by the Reserve Bank of India. As the rupee market differs significantly from the international credit asset markets, our gap positions in these markets are different.

     In the Indian market, our liabilities are mostly at fixed rates of interest for fixed periods. However, we have a mix of floating and fixed interest rate assets. We have term-based prime lending rates. We quote interest rates for our short-term working capital loan products as a markup over the relevant prime lending rate, effectively making these floating rate loans. Our corporate loan portfolio consists principally of working capital loans, which are on a floating rate basis.

     Our foreign currency liabilities, which are primarily deposits from non-resident Indians, are at fixed rates. A large portion of our foreign currency loans is on a floating rate basis. Although this leads to interest rate risk, the volumes are not significant. Foreign currency liabilities, net of foreign currency loans, enable us to raise rupee liquidity quickly by way of currency swaps, which help us to address any liquidity risk.

     The following table sets forth for both our loan portfolio and our trading portfolio, for the period indicated, our asset-liability gap position.

                                                    At March 31, 2000(1)-(7)
                  -----------------------------------------------------------------------------------------------------
                                                                                 Greater than
                                                                       Total     one year and
                                                                     within one    up to five  Greater than
                  0-28 days   29-90 days   91-180 days  6-12months      year    to five years   five years      Total
                  ---------   ----------   -----------  ----------   ---------- -------------  ------------ -----------
                                                                    (in millions)
Loans, net ..... Rs.  3,047   Rs. 29,738   Rs.  1,859   Rs.    405   Rs. 35,049   Rs.  6,020   Rs.  5,947   Rs.  47,016
Securities .....         --           --          251          152          403        2,566        1,740         4,709
Fixed assets ...         --           --           --           --           --           --        2,097         2,097
Trading assets .         --          851        2,698          758        4,307       11,537       12,384        28,228
Cash and cash
  equivalents ..     21,512        3,197        6,011        1,002       31,722           --        4,604        36,326
Other assets(6).         --           --           --        8,490        8,490           --        3,550        12,040
                 ----------   ----------   ----------   ----------   ----------   ----------   ----------   -----------
Total assets ... Rs. 24,559   Rs. 33,786   Rs. 10,819   Rs. 10,807   Rs. 79,971   Rs. 20,123   Rs. 30,322   Rs. 130,416
                 ==========   ==========   ==========   ==========   ==========   ==========   ==========   ===========
Stockholders'
  equity ....... Rs.     --   Rs.     --   Rs.     --   Rs.     --   Rs.     --   Rs.     --   Rs. 11,387   Rs.  11,387
Debt(6) ........         --          806           --           --          806          990          680         2,476
Deposits .......     25,872       21,944       13,262       14,086       75,164        5,930       17,566        98,660
Other
  liabilities(6)      1,495        2,396           87        8,621       12,599           --        5,294        17,893
                 ----------   ----------   ----------   ----------   ----------   ----------   ----------   -----------
Total
  liabilities .. Rs. 27,367   Rs. 25,146   Rs. 13,349   Rs. 22,707   Rs. 88,569   Rs.  6,920   Rs. 34,927   Rs. 130,416
                 ==========   ==========   ==========   ==========   ==========   ==========   ==========   ===========
Total gap ...... Rs. (2,808)  Rs.  8,640   Rs. (2,530)  Rs.(11,900)  Rs. (8,598)  Rs. 13,203   Rs. (4,605)
                 ==========   ==========   ==========   ==========   ==========   ==========   ==========

---------
(1) Assets and liabilities are classified into the applicable categories, based on residual maturity or re-pricing date whichever is earlier. Classification methodologies have been based on the Asset Liability Management Guidelines issued by the Reserve Bank of India, which were effective from April 1, 2000.

(2) Items that neither mature nor re-price are included in the "greater than five years" category. This includes equity and fixed assets.

(3) Non-performing loans are classified in the "greater than five years" category.

(4) Based on past trends and the Asset Liability Management Guidelines issued by the Reserve Bank of India, the entire amount of non-interest-bearing non-maturity deposit accounts have been classified in the "greater than five years" category.

(5) Based on past trends and the Asset Liability Management Guidelines issued by the Reserve Bank of India, 75.0% of interest-bearing non-maturity deposit accounts have been classified in the "0-28 days" category and 25.0%. in the "greater than five years" category.

(6) The categorization for these items is different from that reported in the financial statements.

(7) Cash and cash equivalents include balances with the Reserve Bank of India required by its cash reserve ratio requirement. These balances are held in the form of overnight cash deposits but we classify the interest sensitive portion of these balances under the "91-180 days" category and the remainder in the "greater than five years" category.

Price Risk (Loan Portfolio)

     The following table sets forth, for the period indicated, the impact of changes in interest rates on net interest revenue for fiscal 2001, assuming a parallel shift in yield curve at year-end fiscal 2000.

                                                     At March 31, 2000
                                        ---------------------------------------------
                                                  Change in interest rates
                                                     (in basis points)
                                        ---------------------------------------------
                                          (100)       (50)         50          100
                                        --------    --------     -------     --------
                                               (in millions, except percentages)
Rupee portfolio.......................  Rs.  121    Rs.   61     Rs. (61)    Rs. (121)
Foreign currency portfolio............      (119)        (60)         60          119
                                        --------    --------     -------     --------
Total.................................  Rs.    2    Rs.    1     Rs.  (1)    Rs.   (2)
                                        ========    ========     =======     ========
Profit/(loss) as a % of net income....       0.1%        0.1%       (0.1%)       (0.1%)

     Based on our asset and liability position at March 31, 2000, the sensitivity model shows that net interest revenue from the loan portfolio for fiscal 2001 would fall by Rs. 2 million (US$ 46,000) if interest rates increased by 100 basis points during fiscal 2001. Conversely, the sensitivity model shows that if interest rates decreased by 100 basis points, net interest revenue for fiscal 2001 would rise by Rs. 2 million (US$ 46,000). Rs. 2 million was 0.1% of our net income for fiscal 2000.

     Sensitivity analysis, which is based upon a one day picture of our asset and liability position, is used for risk management purposes only and the model assumes that during the course of the year we make no other changes in our portfolio. Actual changes in net interest revenue will vary from the model.

     For example, because as of March 31, 2000 we had invested the proceeds from our ADS offering in short-term inter-bank deposits pending the creation of other assets, the sensitivity model shows very limited interest rate risk for fiscal 2001. By comparison, our sensitivity model for the previous year had shown much greater interest rate risk in the loan portfolio with a 100 basis point increase (or decrease) showing an increase (decrease) of Rs. 35 million (US$ 802,000), or 6.9% of our net income for fiscal 1999. We believe that the above sensitivity model understates the impact on our net interest revenue from the Reserve Bank of India's 100 basis point increase in the bank rate on July 21, 2000 and we expect that as the proceeds from our ADS offering are reinvested in other assets over time, the impact of the increased interest rates on our net interest income in fiscal 2001 will be greater than the sensitivity model amount shown in the table above.

     Price Risk (Trading Portfolio)

     Trading activities are undertaken primarily to optimize the income from our regulatory fixed income portfolio and secondarily to enhance our earnings through profitable trading for our own account. A substantial proportion of our trading portfolio (95.3%) consisted of investments in government of India securities at March 31, 2000. We are required by law to invest 25.0% of our demand and time liabilities in specified securities, including government of India securities. Duration limits, holding period limits and stop-loss limits are used by us to manage risks for debt security positions in our trading book.

     The following table sets forth, for the period indicated, the impact of changes in interest rates on a tax adjusted basis on the value of our rupee fixed income trading portfolio as a percentage of net income, assuming a parallel shift in yield curve at year-end fiscal 2000.


                                                         At March 31, 2000
                                        -----------------------------------------------------
                                                     Change in interest rates
                                                         (in basis points)
                                        -----------------------------------------------------
                                        Portfolio
                                           Size        (100)     (50)       50         100
                                        ---------    -------   -------   --------    --------
                                                               (in millions except percentages)
Government of India securities(1) ....  Rs. 26,903   Rs. 612   Rs. 300   Rs.  289    Rs. (566)
Corporate bonds ......................         147        --        --   Rs.   --          --
                                        ----------   -------   -------   --------    --------
Total ................................  Rs. 27,050   Rs. 612   Rs. 300   Rs.  289    Rs. (566)
                                        ==========   =======   =======   ========    ========
Profit/(loss) as % of net income .....                  43.7%     21.4%     (20.6%)     (40.4%)

---------
(1) For the purpose of analysis, certain quasi-government corporate securities are included as government of India securities.


     At March 31, 2000, the total value of our rupee fixed income portfolio was Rs. 27.1 billion (US$ 620 million). Based on our asset and liability position at March 31, 2000, the sensitivity model shows that the value of the trading portfolio would fall, on a tax adjusted basis, by Rs. 566 million (US$ 13 million) or 40.4% of our net income for fiscal 2000. Conversely, if interest rates fell by 100 basis points, under the model, the value of this portfolio would rise, on a tax adjusted basis, by Rs. 612 million (US$ 14 million). The sensitivity of the value of our trading portfolio to changes in interest rates is largely due to the government of India securities we are required to hold under the Reserve Bank of India's statutory liquidity ratio requirement. Moreover, any decrease in the value of the trading portfolio will be reflected in our income statement.

     As noted above, sensitivity analysis, which is based upon a one day picture of our asset and liability position, is used for risk management purposes only and the model assumes that during the course of the year we make no other changes in our portfolio. Actual changes in the value of the fixed income portfolio will vary from the model.

     For example, on July 21, 2000, the Reserve Bank of India announced an increase in interest rates of 100 basis points. We believe that the sensitivity model for the trading portfolio overstates the adverse impact we can expect in fiscal 2001 because, in light of the interest rate increase, we have shifted the average maturity of our fixed income trading portfolio to shorter term government of India securities.

     Equity Risk

     Our equity positions include both equity securities and units of mutual funds. We only invest in equity securities in book-entry form, which decreases our settlement and liquidity risk. Our total exposure to these investments was Rs. 869 million at March 31, 2000 and Rs. 198 million at March 31, 1999. Position limits, stop-loss limits and holding period limits are used by us to manage risks for equity positions in the trading book. The Reserve Bank of India requires that the net incremental investment by banks in equity securities in a fiscal year cannot exceed 5.0% of the incremental deposits in the previous fiscal year.

     Exchange Rate Risk

     We offer foreign currency hedge instruments like swaps and forwards to our clients. We actively use cross currency swaps and forwards to hedge ourselves against exchange risks arising out of these transactions. Our trading activities in the foreign currency markets expose us to exchange rate risks. We mitigate this risk by setting counterparty limits, stipulating stop-loss limits by deal and limits on the loss of the entire foreign exchange trading floor, implementing an internal value at risk model for all spot positions and engaging in exception reporting.

     Liquidity Risk

     Liquidity risk arises in the funding of lending, trading and investment activities and in the management of trading positions. It includes both the risk of unexpected increases in the cost of funding our asset portfolio at appropriate maturities and the risk of being unable to liquidate a position in a timely manner at a reasonable price. The goal of liquidity management is for us to be able, even under adverse conditions, to meet all our liability repayments on time and fund all investment opportunities.

     We maintain diverse sources of liquidity to facilitate flexibility in meeting funding requirements. We fund our operations principally by accepting deposits from retail and corporate depositors. We also borrow in the short-term inter-bank market. Loan maturities and sale of investments also provide liquidity.

     We use the majority of funds raised by us to extend loans or purchase securities. Generally, deposits are of shorter average maturity than loans or investments.

     We maintain a substantial portfolio of liquid high quality securities that may be sold on an immediate basis to meet the liquidity needs. We also have the option to manage our liquidity by borrowing in the inter-bank market on a short-term basis. While generally this market provides an adequate amount of liquidity, the interest rates at which funds are available can sometimes be volatile. We prepare regular maturity gap analyses to review our liquidity position.

     The Reserve Bank of India adopted a directive on asset liability management in February 1999. Starting from April 1, 1999, we were required to submit gap analysis on a quarterly basis to the Reserve Bank of India. Effective April 1, 2000, our liquidity gap (if negative) must not exceed 20.0% of outflows in the 0-28 day time category.

   Operational and Legal Risk

     Due to our vast geographical spread and our operations being largely transaction oriented, we are exposed to many types of operational risks. Operational risks are risks arising from non-adherence to systems and procedures or from frauds resulting in financial or reputation loss. The Audit Department is part of our operational risk group and the head of the Audit Department reports to the head of the Risk Management Department. It inspects branches and conducts revenue and concurrent audits based on an inspection calendar drawn up each year. The primary objective of the inspection function is to ascertain and ensure that the business activities are carried out in accordance with our policies, systems and procedures. The Audit and Risk Committee of our board of directors reviews the inspection function each quarter. Any weakness noticed in either systems or procedures is addressed appropriately. The Reserve Bank of India requires us to have a process of concurrent audits at our branches handling large volumes, to cover a minimum of 50.0% of our business volumes. We have instituted systems to conduct concurrent audits, using reputed chartered accountancy firms, to cover about 85.0% of our business.

     We will introduce snap audits which will entail a quick review of the implementation of various procedures in key areas at the branches. These audits are intended to rectify any procedural irregularities, especially in newly opened branches and new activities.

     We are subject to inspections conducted by the Reserve Bank of India under the Banking Regulation Act. The Reserve Bank of India has adopted the global practice of subjecting banks to examination on the basis of the CAMELS model, a model that assigns confidential ratings to banks based on their capital adequacy, asset quality, management, earnings, liquidity and systems and controls. We also have independent statutory audits conducted on a quarterly basis by auditors appointed by our shareholders.

     We are now re-engineering the audit process to make it more risk-oriented. We propose to assign each operating group to a particular level of perceived operational risk. This would then determine a level of capital to be allocated for unexpected losses from that operating group. Aggregation of these allocations across operating groups would enable us to arrive at a capital allocation for operational risks. We have, on the basis of preliminary studies decided to allocate capital to the extent of 0.1% of our stockholders' equity effective April 1, 2000 for operational risks. This capital allocation is not required by Indian regulations. We believe that we are among the first banks in India to have this capital allocation for operational risks.

     There is regular monitoring of complaints at the branches to improve customer service. We intend to centralize our complaint tracking mechanisms.

     We consider legal risk as a part of operational risk. The uncertainty of the enforceability of the obligations of our customers and counterparties, including the foreclosure on collateral, creates legal risk. Changes in law and regulation could also adversely affect us. Legal risk is higher in new areas of business where the law is often untested in the courts. For example, critical legal issues in the area of Internet banking are unresolved in India as well as other jurisdictions to which we would like to offer our products and services using the Internet. However, legislation has already been introduced in India in this area. Legal risk in other jurisdictions is also increased by the international reach of Internet delivery.

     We seek to minimize legal risk by using stringent legal documentation, employing procedures designed to ensure that transactions are properly authorized and consulting legal advisers. Our internal auditors scrutinize all loan documents to ensure that these are correctly drawn up to withstand scrutiny in court.

     We have formulated a new product policy that requires the operating groups to test run their new products a certain number of times before launching them and to prepare detailed product profiles and requires each new product to be thoroughly evaluated by the Operational Risk Group.

     An independent Operations Department has been created to oversee our operations, branches and regional processing centers. All operational units report to the Head of Operations for operational matters.

     Operational Controls and Procedures in Branches

     We have operating manuals detailing the procedures for the processing of various banking transactions and the operation of our main application software, BANCS2000. Amendments to these manuals are implemented through circulars sent to all offices.

     When taking a deposit from a new customer, we require the new customer to complete a relationship form, which details the terms and conditions for providing various banking services. Photographs of customers are also obtained for our records, and specimen signatures are scanned and stored in the system for online verification. We enter into a relationship with our customer only after the customer is properly introduced to us. When time deposits become due for repayment, the deposit is paid to the depositor. System generated reminders are sent to depositors before the due date for repayment. Where the depositor does not apply for repayment on the due date, the amount is transferred to an overdue deposits account for follow up. Balances in overdue deposit accounts are controlled by the corporate office through monthly statements from branches.

     We have a scheme of delegation of financial powers that sets out the monetary limit for each employee with respect to the processing of transactions in a customer's account. Withdrawals from customer accounts are controlled by dual authorization. Senior officers have delegated power to authorize larger withdrawals. Our operating system validates the check number and balance before permitting withdrawals. Cash transactions over Rs. 1 million (US$ 23,000) are subject to special scrutiny to avoid money laundering.

     We have given importance to computer security. A comprehensive computer security manual has been provided to all offices. There is a system room in each office where the server is located. Access to the server room is regulated. Our banking software, BANCS2000, has multiple security features to protect the integrity of application and data. There are user access rights and terminal-based security features.

     Operational Controls and Procedures for Internet Banking

     The opening of a bank account online by a new customer is a two-step process. First, the customer fills out an online application, giving his personal details. Based on this preliminary information, we allot the customer a user ID and password. Second, the customer must send to us further documentation to prove the customer's identity, including a copy of the customer's passport, a photograph and specimen signature of the customer and a voided personal check so that we can contact his existing bank, if required. After the customer completes these formalities satisfactorily, we give him full access to his account online. For a description of the security features of our technology related to Internet banking, see "-- Technology".

     Operational Controls and Procedures in Regional Processing Centers

     To improve customer service at our physical locations, we handle transaction processing centrally by taking away such operations from branches. The centralization is being done both at the corporate office and on a regional basis. We started this process in September 1999 when we implemented the quasi-centralization of branch operations in important cities where we have more than one branch. We have centralized operations at regional processing centers in Mumbai, New Delhi, Chennai, Bangalore and Hyderabad. These regional processing centers process clearing checks and inter-branch transactions, make inter-city check collections, and engage in back office activities for account opening, standing instructions and auto-renewal of deposits. We plan to add to the list of regionally centralized activities, such as cash pick-up and delivery services.

     In Mumbai, we have centralized transaction processing on a nationwide basis for transactions like the issue of ATM cards and PIN mailers, reconciliation of ATM transactions, monitoring of ATM functioning, issue of passwords to internet banking customers and credit card transaction processing. Centralized processing has been extended to the issuance of personalized check books, back office activities of non-resident Indian accounts, opening of new bank accounts who seek web broking services and recovery of service charges for accounts for holding shares in book-entry form.

     Operational Controls and Procedures in Treasury

     Management believes that we have the highest level of automation in trading operations in India. We use technology to monitor risk limits and exposures on a near real-time basis. Our front office, back office and accounting and reconciliation functions are fully segregated in both the domestic treasury and foreign exchange treasury. The respective middle offices use various risk monitoring tools such as counterparty limits, position limits, exposure limits and individual dealer limits. Procedures for reporting breaches in limits are also in place.

     Domestic Treasury. Our front office consists of dealers in fixed income securities, equity securities and inter-bank money markets. The dealers analyze the market conditions and take views on price movements. Thereafter, they strike deals in conformity with various limits relating to counterparties, securities and brokers. The deals are then forwarded to the back office for settlement.

     Our middle office plays the role of a risk manager, reporting to the Risk Management Department, with an emphasis on market risk. The major functions of the middle office are to monitor counterparty limits, evaluate the mark-to-market impact on various positions taken by dealers and monitor market risk exposure of the investment portfolio.

     Our back office undertakes the settlement of funds and securities. The back office exercises controls for minimizing operational risks, including deal confirmations with counterparties, verifies authenticity of counterparty checks and securities, ensures receipt of contract notes from brokers, monitors receipt of interest and principal amounts on due dates, ensures transfer of title in the case of purchases of securities, reconciles actual security holdings with the holdings pursuant to the records, and reports any irregularity or shortcoming observed.

     Foreign Exchange Treasury. The inter-bank foreign exchange operations are conducted through Reuters dealing systems. Brokered deals are concluded through voice systems. Deals done through Reuters systems are captured on a real time basis for processing. Deals carried out through voice systems are input in the system immediately by the dealers for processing. The entire process from deal origination to settlement and reconciliation takes place via straight through processing. The processing ensures adequate checks at critical stages. Our foreign exchange dealings are carried out within the guidelines and directives outlined by the Risk Management Department. Trade strategies are discussed frequently and decisions are taken based on the market forecasts, information and liquidity considerations. Dealers are assigned specific currencies for dealing to ensure focused attention. Trading operations are conducted in conformity with the code of conduct prescribed by internal and regulatory guidelines.

     Our middle office is responsible for monitoring risk inherent to our operations. The middle office monitors counterparty limits, positions taken by dealers and adherence to various market risk limits set by the Risk Management Department.

     Our back office procedures were put in place to ensure speedy processing, confirmation, accounting, confirmation matching, deal settlements and cash balance monitoring. Our back office systems are designed to minimize settlement risk. The matching and checking of counterparty confirmation of deals is fully automated. Our

22 nostro accounts (at overseas centers with correspondent banks) in 15 currencies handle almost 8,000 transactions on average per month. Reconciliation of nostro accounts is automated and is carried out on a daily basis.

     Disaster Recovery

     Our disaster recovery site for treasury operations is located in downtown Mumbai about 15 kilometers away from our existing treasury location. The site is equipped with standard installations to run full-fledged trading operations in case of any contingency.

Technology

     With our focus on the application of technology to our business operations, particularly with respect to the Internet and electronic commerce solutions, we believe we are well positioned to continue to gain market share in our target market. We believe technology is the primary source of competitive advantage in the Indian banking sector. Our focus on technology emphasizes:

     Electronic and online channels to:

     o    Reach new target customers;

     o    Enhance existing customer relationships;

     o    Offer easy access to our products and services; and

     o    Reduce distribution costs.

     Application of information systems to:

     o    Effectively market to our target customers;

     o    Monitor and control risks; and

     o    Identify, assess and capitalize on market opportunities.

   Technology Organization

     Our technology initiatives are undertaken in conjunction with ICICI Infotech Services Limited, the technology arm of the ICICI group and an ISO 9001 certified company. ICICI Infotech is divided into business groups, which include retail banking technology, corporate banking technology, infrastructure (comprising network management and technology operations), software development and web technology. At March 31, 2000, a team of 33 full-time professionals have been seconded to us from ICICI Infotech to supervise our technology operations in retail and corporate banking.

   Electronic and Online Channels

     At March 31, 2000, all of our 81 branches and 16 extension counters were completely automated to ensure prompt and efficient delivery of products and services. We use the branch banking software, BANCS2000, developed by Infosys Technologies Limited, which is flexible and scalable and integrates well with our electronic delivery channels.

     Our ATMs are from NCR and Diebold, the world's leading vendors. These ATMs work with our main banking system, BANCS2000, and are proposed to be integrated with the recently launched credit card system. As of March 31, 2000, there were 175 ATMs across the country.

     Our telephone banking call centers use an Interactive Voice Response System (IVRS). The call centers are based on the latest technology, providing an integrated customer database that allows the call agents to get a complete overview of the customer's relationship with other ICICI group companies and us. The database enables customer segmentation and assists the call agent in identifying cross-selling opportunities. We are implementing a technology architecture which enables a customer to access any product from any channel.

     We believe that the Internet in India will help accelerate our customer acquisition rate through our Internet banking service. We expect the Internet to emerge as a key service delivery channel in the future.

     We continually seek to complement our delivery channels and product offerings with strategic alliances.

     We are in the process of finalizing agreements with several telecommunications companies. When finalized, these agreements will allow our customers to conduct banking operations through their mobile phones. This service will initially be based on short messaging system technology to offer account balances and stock market quotes. Gradually, this application is scheduled to adopt wireless application protocol technology to provide greater functionality to users.

   Application of Information Systems

     Treasury and Trade Finance Operations

     We believe we have one of the most technologically sophisticated treasury operations in India. We use technology to monitor risk limits and exposures on a real time basis. We have invested significantly to acquire advanced systems from IBM, Reuters and TIBCO and connectivity to the SWIFT network.

     Banking Application Software

     We have installed an advanced banking system which addresses our corporate banking as well as retail banking requirements. It is robust, flexible and scalable and allows us to effectively and efficiently serve our growing customer base.

     High-Speed Electronic Communications Infrastructure

     We have installed a nationwide data communications network linking all our offices. The network design is based on a mix of dedicated leased lines and satellite links to provide for reach and redundancy which is imperative in a vast country like India. The communications network is monitored 24 hours a day using advanced network management software. We also use a sophisticated data center in Mumbai for centralized data base management, data storage and retrieval.

   Security Features of Our Technology

     We depend heavily on our technological base to provide our customers with high-quality service. Security is critical due to the diversity of product delivery platforms and the inherently sensitive nature of banking transactions. We use well laid out processes including access control, complex passwords and dual authentication. For our Internet banking service, we use 128 bit encryption, secure socket layer technology, digital certificates, multiple firewalls and isolation of web servers.

     We also employ the services of technical security advisory organizations for planned penetration of our systems, particularly our Internet banking service. The penetration tests have found our systems to be highly resilient.

   Recognition for Technology Usage

     We have received various awards for our innovative use of technology. Bank Technology News International, in their November 1997 issue, listed us as among the 43 True Internet Banks outside the United States. The Financial Times, London and UUNET, UK have consistently rated our website as a "highly commended" for the last three years. In 1998, we also received the Computer Society of India -- Tata Consultancy Services National Award for best information technology usage. In March 2000, Forbes Global ranked our web site as one of the top 15 banking sites in the world.

Competition

     We face strong competition in all our principal areas of business from Indian public sector banks, private sector banks, foreign banks and mutual funds. We believe that our principal competitive advantage over our competitors arises from our use of technology, our innovative products and services and our highly motivated and experienced staff. In addition, our parent company, ICICI, has long-standing customer relationships which we continue to leverage to cross-sell our products and services. Because of these factors, we believe that we have a strong competitive position in the Indian financial services market.

   Corporate Banking

     Our principal competition in corporate lending comes from public sector banks, which have built extensive branch networks that have enabled them to raise low cost deposits and, as a result, price their loans very competitively. Supported by their large retail deposit bases, public sector banks have over 80.0% of the market share for working capital financing. Their wide geographical reach facilitates the delivery of banking products to their corporate customers located in most parts of the country. We have been able, however, to build a quality loan portfolio without compromising our minimum lending rates, because of our efficient service and prompt turnaround times that are significantly faster than public sector banks. We seek to compete with the large branch networks of the public sector banks through our multi-channel distribution approach.

     Foreign banks have traditionally served Indian corporates with cross-border trade finance, fee-based services and other short-term financing products. We effectively compete with foreign banks in cross-border trade finance as a result of our strong correspondent banking relationships with over 105 international banks, our SWIFT- enabled corporate branches and customized trade financing solutions. We have established strong fee-based cash management services and compete with foreign banks due to our technological edge and competitive pricing strategies.

     Other new private sector banks also compete in the corporate banking market on the basis of efficiency, service delivery and technology. However, the ICICI group's strong corporate relationships and our ability to use technology to provide innovative, value-added products and services provide us with a competitive edge.

   Retail Banking

     In the retail banking market, we face strong competition from commercial banks and mutual funds. Indian commercial banks attract the majority of retail bank deposits, historically the preferred retail savings product in India. We have leveraged the ICICI group's corporate relationships to gain individual customer accounts through payroll management products such as Power Pay and will continue to pursue a multi-channel distribution strategy utilizing physical branches, ATMs, telephone banking call centers and the Internet to reach our customers.

     With access to the latest technology and the benefit of strategies developed in mature and highly competitive overseas markets, several foreign banks have recently started to target middle and upper middle class retail customers, particularly salary earners. These banks have installed ATM networks and introduced utility bill payment schemes, mortgages and personal loans.

     We also face competition from foreign banks and some new private sector banks in the areas of retail deposits and credit cards. Citibank recently launched a savings bank product to attract the middle income group. Other new private sector banks have been launching international debit cards and other innovative deposit schemes. There could be an increase in the consolidation of private sector banks that seek to exploit synergies of branch networks and technologies and realize economies of scale.

     Mutual funds have recently emerged as another source of competition to us. In its fiscal 2000 budget, the government of India waived the tax on dividends received from mutual funds. This change has made mutual fund offerings a viable alternative to bank deposits.

   General

     The following table gives a comparison pursuant to Indian GAAP of the relative levels of deposits and loans of leading foreign banks and new private sector banks in India.

                                                            At March 31,
                                        ------------------------------------------------------
                                             1998         1999          1998          1999
                                        -----------   -----------   -----------   ------------
                                                Deposits                    Loans(1)
                                        -------------------------   --------------------------
                                                            (in billions)
Total commercial banks ................ Rs. 6,662.6   Rs. 7,999.5   Rs. 3,896.6   Rs. 4,622.8
Total foreign banks ...................       428.3         474.5         336.8         386.6
Of which leading banks are:
  Citibank NA ......................... Rs.    75.5   Rs.    94.4   Rs.    51.8   Rs.    59.4
  ANZ Grindlays Bank ..................        77.6          86.9          51.6          57.7
  Hong Kong and Shanghai Banking
    Corporation .......................        54.9          63.9          33.0          40.9
  Standard Chartered Bank .............        48.1          53.5          34.5          44.4
  Bank of America .....................        38.6          35.0          40.6          43.5
  Deutsche Bank .......................        20.0          21.3          19.9          23.9
  ABN Amro Bank .......................        14.6          18.8          16.0          25.9
Total new private sector banks ........ Rs.   217.4   Rs.   308.1   Rs.   141.8   Rs.   211.1
Of which leading banks are:
  ICICI Bank .......................... Rs.    26.3   Rs.    60.7   Rs.    14.5   Rs.     4.4
  IndusInd Bank .......................        42.7          50.2          28.6          32.3
  Global Trust Bank ...................        32.9          41.0          21.4          30.2
  Times Bank(2) .......................        22.1          30.1          13.6          16.8
  HDFC Bank(2) ........................        21.9          29.2          13.9          24.4
  Centurion Bank ......................        12.5          21.4           9.2          18.3

----------
(1) Loans include advances and investments in non-statutory liquidity ratio securities.

(2)  HDFC Bank and Times Bank merged with effect from February 26, 2000.

Data is not available for most of the other banks as at March 31, 2000.

Source: Reserve Bank of India publications.

Employees

     At March 31, 2000, we had 1,344 employees, an increase from 891 employees at March 31, 1999, 603 employees at March 31, 1998 and 445 employees as at March 31, 1997. Of the 1,344 employees at March 31, 2000, 609 were professionals, holding degrees in management, accountancy, engineering, law, computer science, economics and banking.

     We consider our relations with our employees to be good. Our human resource practices are open and transparent. Our employees do not belong to any union.

     We use incentives in structuring compensation packages and have established a performance-based bonus scheme under which permanent employees can significantly increase their pay (up to 100.0% of their base salary). We have a transparent system of performance measurement, consisting of review by an employee's superiors as well as a self review and, in some cases, review by any employee's peers. To encourage commitment to results and productivity, our board of directors has recently approved an employee stock option scheme, which was approved by our shareholders at an extraordinary general meeting on February 21, 2000. For further details on this scheme, see "Management -- Employee Stock Option Scheme".

     In addition to basic compensation, employees are eligible to receive loans from us at subsidized rates and to participate in our provident fund and other employee benefit plans. The provident fund, to which both we and our employees contribute a defined amount, is a savings scheme, required by government regulation, under which we at present are required to pay to employees a minimum 12.0% annual return. If such return is not generated internally by the fund, we are liable for the difference. Our provident fund has generated sufficient funds internally to meet the 12.0% annual return requirement since inception of the funds. We have also set up a superannuation fund to which we contribute defined amounts. In addition, we contribute specified amounts to a gratuity fund set up pursuant to Indian statutory requirements.

     We focus on training our employees on a continuous basis and we were named "learning organization" by the Asian Banking Digest and awarded the Asian Banking Award for the year 1998. We have training centers in Delhi,

Bangalore, Chandigarh and Mumbai, where we conduct regular training programs designed to impart the necessary skills to our employees including orientation sessions for new employees. Training programs are also conducted for developing functional as well as managerial skills. We regularly offer courses conducted by both national and international faculty, drawn from industry, academia and our own organization.

     For the career progression and promotion of employees, we use the assessment center approach to identify the potential of employees to assume new responsibilities. Career progression is assessed on the basis of job performance, future potential and abilities to handle assignments in the higher grade.

     We share no employees with our parent company ICICI. For fiscal 2000, we had seconded 17 employees to ICICI, and ICICI had seconded six employees to us. In addition, ICICI Infotech had seconded 33 employees to us. When we second an employee to ICICI, we pay the salary of that employee, but this expense is reimbursed to us by ICICI. When ICICI seconds an employee to us, ICICI pays the salary of that employee, but this expense is reimbursed to ICICI by us. We paid Rs. 1 million in fiscal 1998, Rs. 1 million in fiscal 1999 and Rs. 2 million in fiscal 2000 to ICICI for the secondment of ICICI employees to us.

     In accordance with our corporate policy, all our employees, other than those who are executive directors, retire at the age of 58 years.

Properties

     Our registered office is located at Land Mark, Race Course Circle, Vadodara-390 007, Gujarat, India. Our corporate headquarters are located at ICICI Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, India.

     We had a principal office network consisting of 81 branches, 16 extension counters and 175 ATMs at March 31, 2000. These facilities are located throughout India. Seventeen of these facilities are located on properties owned by us, while the remaining facilities are located on leased properties. The net book value of all our owned properties at March 31, 2000 was Rs. 1,296 million (US$ 30 million), which includes two residential facilities for our employees.

Legal and Regulatory Proceedings

     We are involved in a number of legal proceedings in the ordinary course of our business. However, excluding the legal proceedings discussed below, we are not a party to any proceedings and no proceedings are known by us to be contemplated by governmental authorities or third parties, which, if adversely determined, may have a material adverse effect on our financial condition or results of operations.

     At March 31, 2000, we had been assessed an aggregate of Rs. 469 million (US$ 11 million) in income tax, interest tax and sales tax demands by the government of India's tax authorities for past years ended March 31, 1997. We have paid Rs. 426 million (US$ 10 million) of this amount to the tax authorities. We have appealed the tax demands for Rs. 264 million (US$ 6 million), which represents the disputed amount, of which we have paid Rs. 221 million (US$ 5 million). We believe that we have a good chance of success in these appeals for the following reasons:

     o Of the aggregate assessed tax of Rs. 469 million (US$ 11 million), Rs. 271 million (US$ 6 million) represents income tax recoverable from lessees of assets under various lease agreements. In accordance with the expert opinion obtained by us, the tax treatment adopted by us is in conformity with industry practice and in our view, the demand by the Indian tax authorities cannot be substantiated. Accordingly, we have not provided for or disclosed this tax demand as a contingent liability.

     o The Indian appellate authorities have ruled in our favor in respect of the deductibility of software expenses. The Indian tax authorities, however, have appealed against this ruling that is pending adjudication before a higher appellate authority.

     o We have treated interest accrued on securities at the time of their purchase as revenue expenditure in accordance with standard accounting practices and the Reserve Bank of India guidelines. The Indian tax authorities have, however, treated such interest as capital expenditure.

                     SELECTED FINANCIAL AND OPERATING DATA

     Our selected financial and other data for and at year-end fiscal 1997, 1998, 1999 and 2000 have been derived from our financial statements prepared in accordance with US GAAP. These financial statements have been audited by KPMG, independent accountants. Capital adequacy ratios have been calculated both from the financial statements prepared in accordance with Indian GAAP and the financial statements prepared in accordance with US GAAP. Five years of selected Indian GAAP financial information is given in "Selected Financial Information under Indian GAAP".

     You should read the following data with the more detailed information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements. Historical results do not necessarily predict the results in the future.

     As agreed with the Securities and Exchange Commission before ICICI Bank's public offering of ADSs in March 2000, selected financial data for fiscal 1996 under US GAAP has been omitted because it cannot be provided without unreasonable effort or expense. The Bank has provided selected financial data for fiscal 1996 under Indian GAAP under "Selected Financial Information under Indian GAAP".

                                                                        Year ended March 31,
                                                ---------------------------------------------------------------------
                                                    1997           1998          1999           2000         2000(1)
                                                ----------     ----------     ----------     ----------     ---------
                                                             (in millions, except per common share data)
Selected income statement data:
Interest revenue .............................. Rs.  1,843     Rs.  2,579     Rs.  5,390     Rs.  8,434     US$  193
Interest expense ..............................     (1,170)        (1,854)        (4,244)        (6,656)        (153)
                                                ----------     ----------     ----------     ----------     --------
Net interest revenue ..........................        673            725          1,146          1,778           40
Provision for credit losses ...................       (187)          (360)          (540)          (427)         (10)
                                                ----------     ----------     ----------     ----------     --------
Net interest revenue after provisions for
  credit losses ...............................        486            365            606          1,351           30
Non-interest revenue, net .....................        317            591            866          1,759           41
Net revenue ...................................        803            956          1,472          3,110           71
Non-interest expense ..........................       (406)          (554)          (799)        (1,329)         (30)
                                                ----------     ----------     ----------     ----------     --------
Income before taxes ...........................        397            402            673          1,781           41
Income tax expense ............................       (155)          (104)          (170)          (379)          (9)
                                                ----------     ----------     ----------     ----------     --------
Net income .................................... Rs.    242     Rs.    298     Rs.    503     Rs.  1,402     US$   32
                                                ==========     ==========     ==========     ==========     ========
Per common share data:
Net income-basic .............................. Rs.   1.61     Rs.   1.84     Rs.   3.05     Rs.   8.49     US$ 0.19
Net income - diluted ..........................       1.61           1.84           3.05           8.49         0.19
Dividends .....................................       1.00           1.00           1.20           1.51            -
Book value ....................................      11.67          14.98          17.15          57.86         1.33
Common shares outstanding at end of period
  (in millions of common shares) ..............        150            165            165         196.82
Weighted average common shares outstanding -
  basic (in millions of common shares) ........        150            162            165         165.09
Weighted average common shares outstanding -
   diluted (in millions of common shares) .....        150            162            165         165.11

---------
(1) Rupee amounts for fiscal 2000 have been translated into US dollars using the noon buying rate in effect on March 31, 2000 of Rs. 43.65 = US$1.00.

     The following table sets forth, for the periods indicated, selected income statement data expressed as a percentage of our average total assets for the respective period.

                                                               Year ended March 31,
                                                     ---------------------------------------
                                                      1997       1998       1999       2000
                                                     ------     ------     ------     ------
                                                                 (in percentages)
Selected income statement data:
Interest revenue .................................   11.55%      9.67%     10.11%      9.66%
Interest expense .................................   (7.33)     (6.95)     (7.96)     (7.62)
                                                     -----      -----      -----      -----
Net interest revenue .............................    4.22       2.72       2.15       2.04
Provision for credit losses ......................   (1.17)     (1.35)     (1.01)     (0.49)
                                                     -----      -----      -----      -----
Net interest revenue after provisions for
  credit losses ..................................    3.05       1.37       1.14       1.55
Non-interest revenue, net ........................    1.98       2.22       1.62       2.01
                                                     -----      -----      -----      -----
Net revenue ......................................    5.03       3.59       2.76       3.56
Non-interest expense .............................   (2.54)     (2.08)     (1.50)     (1.52)
                                                     -----      -----      -----      -----
Income before taxes ..............................    2.49       1.51       1.26       2.04
Income tax expense ...............................   (0.97)     (0.39)     (0.32)     (0.43)
                                                     -----      -----      -----      -----
Net income .......................................    1.52%      1.12%      0.94%      1.61%
                                                     =====      =====      =====      =====

                                                                       At March 31,
                                       --------------------------------------------------------------------------
                                            1997           1998           1999           2000            2000(1)
                                       -----------      ----------    ----------      -----------       ---------
                                                                      (in millions)
Selected balance sheet data:
Total assets ........................  Rs.  19,766      Rs. 35,278    Rs. 76,265      Rs. 130,416       US$ 2,987
Cash and cash equivalents ...........        4,099           8,728        19,928           36,326             832
Trading account assets ..............            3           7,387        15,822           28,228             647
Loans, net(2) .......................        8,374          12,765        27,597           47,016           1,077
Securities ..........................        3,816           1,476         3,963            4,709             108
Non-performing loans, net ...........           --             179           733              670              15
Total liabilities ...................       18,016          32,807        73,435          119,029           2,726
Long-term debt ......................           89             129         1,764            2,476              57
Deposits ............................       13,476          26,290        60,729           98,660           2,260
Stockholders' equity ................        1,750           2,471         2,830           11,387             261
Period average(3):
Total assets ........................       15,958          26,661        53,325           87,264           1,999
Interest-earning assets .............       11,730          19,467        42,521           68,982           1,580
Loans, net(2) .......................        7,224           9,498        18,546           31,148             714
Total liabilities ...................       14,270          24,351        50,657           83,967           1,924
Interest-bearing liabilities ........        9,484          17,185        41,212           66,897           1,533
Long-term debt ......................           76             109         1,127            1,752              40
Total deposits ......................        9,923          18,539        39,455           67,309           1,542
Of which:
  Interest-bearing deposits .........        7,753          15,140        35,916           59,881           1,372
Stockholders' equity ................        1,688           2,310         2,668            3,297              76

                                                                       At or for the year ended March 31,
                                                                -------------------------------------------------
                                                                 1997          1998           1999          2000
                                                                ------        ------         ------        ------
                                                                                (in percentages)
Profitability:
Net income as a percentage of:
  Average total assets ......................................     1.52%         1.12%          0.94%         1.61%
  Average stockholders' equity ..............................    14.34         12.90          18.85         42.52
Dividend payout ratio(4) ....................................    61.98         59.89          43.30         19.6
Spread(5) ...................................................     3.37          2.46           2.38          2.28
Net interest margin(6) ......................................     5.74          3.72           2.70          2.58
Cost-to-income ratio(7) .....................................    41.01         42.10          39.71         37.57
Cost-to-average assets ratio(8) .............................     2.54          2.08           1.50          1.52
Capital:
Total capital adequacy ratio(9) .............................    13.04         13.48          11.06         19.64
Tier 1 capital adequacy ratio(9) ............................    12.71         13.38           7.32         17.42
Tier 2 capital adequacy ratio(9) ............................     0.33          0.10           3.74          2.22
Average stockholders' equity as a percentage
  of average total assets ...................................    10.58          8.66           5.00          3.78





                                                                       At or for the year ended March 31,
                                                                -------------------------------------------------
                                                                 1997          1998           1999          2000
                                                                ------        ------         ------        ------
Asset quality:
Gross non-performing loans as a percentage of
  gross loans ...............................................     2.18          4.58           5.66          2.97
Net non-performing loans as a percentage of net loans .......       --          1.40           2.66          1.43
Net non-performing loans as a percentage of total assets ....       --          0.51           0.96          0.51
Allowance for credit losses as a percentage of gross
  non-performing loans ......................................   100.00         70.36          54.56         52.75
Allowance for credit losses as a percentage of gross
   total loans ..............................................     2.18          3.22           3.09          1.57

---------
(1) Rupee amounts for fiscal 2000 have been translated into US dollars using the noon buying rate in effect on March 31, 2000 of Rs. 43.65 = US$ 1.00.

(2)  Net of allowance for credit losses in respect of non-performing loans.

(3)  Average balances are the daily average outstanding amounts.

(4) Represents the ratio of total dividends payable on common stock, including the dividend distribution tax, as a percentage of net income.

(5) Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest- bearing liabilities.

(6) Represents the ratio of net interest revenue to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than spread, and if average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than spread.

(7) Represents the ratio of non-interest expense to the sum of net interest revenue and non-interest revenue.

(8)  Represents the ratio of non-interest expense to average total assets.

(9) Our capital adequacy is computed in accordance with the Reserve Bank of India guidelines. The computation is based on our financial statements prepared in accordance with Indian GAAP. Our total capital adequacy ratio computed under the applicable Reserve Bank of India guidelines and based on our financial statements prepared in accordance with US GAAP was 19.12% at March 31, 2000 . Using the same basis of computation, our Tier 1 capital adequacy ratio was 17.19% and our Tier 2 capital adequacy ratio was 1.93% at March 31, 2000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition -- Capital".

(10) Figures for fiscal 1999 have been regrouped and reclassified. Please see the notes to our financial statements for a more-detailed description.

Average Balance Sheet

     The average balance is the daily average of balances outstanding. The amortized portion of loan origination fees (net of loan origination costs) is included in interest revenue on loans, representing an adjustment to the yield. The average yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. The average cost on average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. The average balances of loans include non-performing loans and are net of allowance for credit losses. We have not recalculated tax-exempt income on a tax-equivalent basis because we believe the effect of doing so would not be significant. The following tables set forth, for the periods indicated, the average balances of our assets and liabilities outstanding, which are major components of interest revenue, interest expense and net interest margin.

                                                    Year ended March 31, 1999           Year ended March 31, 2000
                                             -------------------------------------  ---------------------------------
                                                         Interest                              Interest
                                             Average     revenue/      Average      Average    revenue/     Average
                                             balance     expense     yield/cost(1)  balance    expense     yield/cost
                                             -------     --------    -------------  --------   --------    ----------
                                                                 (in millions, except percentages)
Assets:
Interest-earning assets:
Cash, cash equivalents and trading
  assets(1) .............................. Rs. 21,143    Rs. 2,297       10.86%   Rs. 31,817    Rs. 3,184      10.01%
Securities(2) ............................      2,832          305       10.77         6,017          684      11.37
Loans, net ...............................     18,546        2,707       14.60        31,148        4,437      14.24
Other interest income(3) .................         --           81          --            --          129         --
                                           ----------    ---------       -----    ----------    ---------      -----
Total interest-earning assets ............     42,521        5,390       12.68        68,982        8,434      12.23
Non-interest-earning assets:
Cash and cash equivalents(4) .............      4,345                                  7,273
Acceptances ..............................      4,388                                  7,356
Property and equipment ...................      1,704                                  1,777
Other assets .............................        367                                  1,876
Total non-earning assets .................     10,084                                 18,282
                                           ----------    ---------                ----------
Total assets ............................. Rs. 53,325    Rs. 5,390                Rs. 87,264    Rs. 8,434
                                           ==========    =========                ==========    =========
Liabilities:
Interest-bearing liabilities:
Savings account deposits ................. Rs.  1,569    Rs.    54        3.44%   Rs.  3,530    Rs.   118       3.34%
Time deposits ............................     34,347        3,653       10.64        56,351        5,671      10.06
Long-term debt ...........................      1,127          155       13.75         1,752          244      13.93
Trading account and other liabilities ....      4,169          382        9.16         5,264          623      11.84
                                           ----------    ---------       -----    ----------    ---------      -----
Total interest-bearing liabilities .......     41,212        4,244       10.30        66,897        6,656       9.95
                                           ==========    =========       =====    ==========    =========      =====
Non-interest-bearing liabilities:
Non-interest-bearing deposits ............      3,539                                  7,428
Other liabilities ........................      5,906                                  9,642
                                           ----------                             ----------
Total non-interest-bearing liabilities ...      9,445                                 17,070
                                           ----------                             ----------
Total liabilities ........................ Rs. 50,657    Rs. 4,244                Rs. 83,967    Rs. 6,656
                                           ----------    =========                ----------    =========
Stockholders' equity ..................... Rs.  2,668                             Rs.  3,297
                                           ----------                             ----------
Total liabilities and stockholders'
  equity ................................. Rs. 53,325                             Rs. 87,264
                                           ==========                             ==========

                                                                      Year ended March 31,
                                           -------------------------------------------------------------------------------
                                                             1997                                   1998
                                           ---------------------------------------  --------------------------------------
                                                           Interest                                Interest
                                             Average       revenue/      Average      Average      revenue/      Average
                                             balance       expense      yield/cost    balance      expense      yield/cost
                                           ----------     ----------    ----------  ----------     ---------    ----------
                                                                 (in millions, except percentages)
Assets:
Interest-earning assets:
Cash, cash equivalents and trading
  assets(1) ..............................Rs.  1,159       Rs.    81       6.99%    Rs.  8,637     Rs.   913      10.57%
Securities(2) ............................     3,347             421      12.58          1,332           148      11.11
Loans, net ...............................     7,224           1,341      18.56          9,498         1,499      15.78
Other interest income(3) .................        --              --         --             --            19         --
                                          ----------       ---------                ----------     ---------
Total interest-earning assets ............    11,730           1,843      15.71         19,467         2,579      13.25
                                          ----------       ---------                ----------     ---------
Non-interest-earning assets:
Cash and cash equivalents(4) .............     1,287                                     2,776
Acceptances ..............................     2,507                                     2,575
Property and equipment ...................       212                                       910
Other assets .............................       222                                       933
Total non-earning assets .................     4,228                                     7,194
                                          ----------       ---------                ----------     ---------
Total assets .............................Rs. 15,958       Rs. 1,843                Rs. 26,661     Rs. 2,579
                                          ==========       =========                ==========     =========
Liabilities:
Interest-bearing liabilities:
Savings account deposits .................Rs.    304       Rs.    10       3.29%     Rs.    815    Rs.    28       3.44%
Time deposits ............................     7,449             962      12.91          14,325        1,590      11.10
Long-term debt ...........................        76              13      17.11             109           16      14.68
Trading account and other liabilities ....     1,655             185      11.18           1,936          220      11.36
                                          ----------       ---------                ----------     ---------
Total interest-bearing Liabilities .......     9,484           1,170      12.34          17,185        1,854      10.79
                                          ----------       ---------                ----------     ---------
Non-interest-bearing liabilities:
Non-interest-bearing deposits ............     2,170                                      3,399
Other liabilities ........................     2,616                                      3,767
                                          ----------                                 ----------
Total non-interest-bearing liabilities ...     4,786                                      7,166
                                          ----------       ---------                 ----------     ---------
Total liabilities ........................Rs. 14,270       Rs. 1,170                 Rs. 24,351     Rs. 1,854
                                          ----------       =========                 ----------     =========
Stockholders' equity .....................Rs.  1,688                                 Rs.  2,310
                                          ----------                                 ----------
Total liabilities and stockholders'
  equity .................................Rs. 15,958                                 Rs. 26,661
                                          ==========                                 ==========

---------
(1) Includes government of India securities, inter-bank deposits and lending, commercial paper, certificate of deposits and equity securities.

(2) Includes corporate debt securities, government of India securities held as available for sale and mutual fund units.

(3) Includes interest income earned on balances maintained with the Reserve Bank of India pursuant to the cash reserve ratio requirement, which is 9.0% of our demand and time liabilities as at March 31, 2000, excluding certain specified liabilities. See "Supervision and Regulation -- Legal Reserve Requirements -- Cash Reserve Ratio". Up to fiscal 1997, no interest was payable by the Reserve Bank of India on these balances. Since fiscal 1998, the Reserve Bank of India pays interest of 4.0% per annum on balances in excess of 3.0% of our demand and time liabilities.

(4) Includes balances maintained with the Reserve Bank of India pursuant to the cash reserve ratio requirement.

Analysis of Changes in Interest Revenue and Interest Expense Volume and Rate Analysis

     The following table sets forth, for the periods indicated, the changes in the components of our net interest revenue.

                             Fiscal 1998 vs. Fiscal 1997         Fiscal 1999 vs. Fiscal 1998         Fiscal 2000 vs. Fiscal 1999
                           -------------------------------    --------------------------------    ----------------------------------
                            Increase (decrease)(1) due to       Increase (decrease)(1) due to       Increase (decrease)(1) due to
                           -------------------------------    --------------------------------    ----------------------------------
                                        Change     Change                  Change       Change                Change        Change
                                          in         in                      in           in                    in            in
                              Net       Average    Average       Net       Average     Average       Net      Average      Average
                             Change     Volume      Rate        Change      Volume       Rate       Change     Volume        Rate
                           ---------   --------   --------    ---------   ---------   --------    ---------   ---------   ----------
                                                                        (in millions)
Interest revenue:
Cash, cash equivalents
  and trading assets .....  Rs.  832    Rs. 790   Rs.   42    Rs. 1,384   Rs. 1,359   Rs.   25    Rs.   887   Rs. 1,068   Rs. (181)
Securities ...............      (273)      (224)       (49)         157         162         (5)         379         362         17
Loans, net ...............       158        359       (201)       1,208       1,321       (113)       1,730       1,795        (65)
Other interest income ....        19         19         --           62          62         --           48          48         --
                            --------    -------   --------    ---------   ---------   --------    ---------   ---------   --------
Total interest
  revenue..... ...........  Rs.  736    Rs. 944   Rs. (208)   Rs. 2,811   Rs. 2,904   Rs.  (93)   Rs. 3,044   Rs. 3,273   Rs. (229)
                            ========    =======   ========    =========   =========   ========    =========   =========   ========
Interest expense:
Savings account
  deposits................  Rs.   18    Rs.  18   Rs.   --    Rs.    26   Rs.    26   Rs.   --    Rs.    64   Rs.    66   Rs.   (2)
Time deposits ............       628        763       (135)       2,063       2,129        (66)       2,018       2,214       (196)
Long-term debt ...........         3          5         (2)         139         140         (1)          89          87          2
Trading account and
  other liabilities.......        35         32          3          162         205        (43)         241         130        111
                            --------    -------   --------    ---------   ---------   --------    ---------   ---------   --------
Total interest expense ...  Rs.  684    Rs. 818   Rs. (134)   Rs. 2,390   Rs. 2,500   Rs. (110)   Rs. 2,412   Rs. 2,497   Rs.  (85)
                            ========    =======   ========    =========   =========   ========    =========   =========   ========
Net interest Revenue .....  Rs.   52    Rs. 126   Rs.  (74)   Rs.   421   Rs.   404   Rs.   17    Rs.   632   Rs.   776   Rs. (144)
                            ========    =======   ========    =========   =========   ========    =========   =========   ========

---------
(1) The changes in net interest revenue between periods have been reflected as attributed either to volume or rate changes. For the purpose of this table, changes which are due to both volume and rate have been allocated solely to volume.

Yields, Spreads and Margins

     The following table sets forth, for the periods indicated, the yields, spreads and interest margins on our interest-earning assets.

                                                                 Year ended March 31,
                                                ------------------------------------------------------
                                                    1997           1998          1999           2000
                                                ----------     ----------    ----------     ----------
                                                         (in millions, except percentages)
Interest revenue .............................  Rs.  1,843     Rs.  2,579    Rs.  5,390     Rs.  8,434
Average interest-earning assets ..............      11,730         19,467        42,521         68,982
Interest expense .............................       1,170          1,854         4,244          6,656
Average interest-bearing liabilities .........       9,484         17,185        41,212         66,897
Average total assets .........................      15,958         26,661        53,325         87,264
Average interest-earning assets as a
  percentage of average total assets .........        73.5%          73.0%         79.7%          79.0%
Average interest-bearing liabilities
  as a percentage of average total assets ....        59.4           64.5          77.3           76.7
Average interest-earning assets as a
  percentage of average interest-bearing
  liabilities ................................       123.7          113.3         103.2          103.1
Yield ........................................        15.71          13.25         12.68          12.23
Cost of funds ................................        12.34          10.79         10.30           9.95
Spread(1) ....................................         3.37           2.46          2.38           2.28
Net interest margin(2) .......................         5.74           3.72          2.70           2.58

---------
(1) Spread is the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities.

(2) Net interest margin is the ratio of net interest revenue to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than the spread and if average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than the spread.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis of our financial condition and results of operations together with our audited financial statements. The following discussion is based on our audited financial statements, which have been prepared in accordance with US GAAP.

Introduction

     Our loan portfolio, financial condition and results of operations have been, and in the future, are expected to be influenced by economic conditions, particularly industrial growth, in India and certain global developments, particularly in commodity prices relating to the business activities of our corporate customers. For ease of understanding the discussion of our results of operations that follows, you should consider the introductory discussion of these macroeconomic factors.

   Indian Economy

     Despite the slowdown in the global economy between 1997 and 1999 stemming from the economic crisis in Asia, Russia and elsewhere, the GDP growth rate for the Indian economy was 7.8% in fiscal 1997, 5.0% in fiscal 1998 and 6.8% in fiscal 1999. In fiscal 2000, growth in GDP was 6.4%. The overall performance in fiscal 2000 was affected by a war on the border, mid-term elections and a cyclone in one of the states.

     Growth in industrial production in India, however, slowed to 4.0% in fiscal 1999 from 6.6% in fiscal 1998 and 5.6% in fiscal 1997, with overall GDP growth driven by other sectors such as agriculture and services. There was a recovery in fiscal 2000 to 8.1%. Average inflation, as measured by the wholesale price index, remained below 7.0% in each of fiscal 1997, 1998, 1999 and 2000. After the Asian crisis in 1997-1998, unlike certain south-east Asian currencies, the rupee maintained its value due to effective exchange rate management by the Reserve Bank of India and the fact that convertibility of the rupee is still controlled. However, the rupee has come under some pressure in recent months due to the increased demand for dollars arising out of oil imports and slowing down of capital flows.

     The Indian economy registered a GDP growth rate of 5.8% in the first quarter ended June 30, 2000 compared to 6.9% in the first quarter ended June 30, 1999. The lower GDP growth rate was due to lower growth in agriculture and industry. Growth in industrial production was also lower at 5.4% in the period April-June 2000 compared to 5.7% in the period April-June 1999. Average inflation, as measured by the wholesale price index, for the period April-July 2000 was 6.4% compared to 3.0% during the corresponding period of the previous year. Higher inflation was essentially due to the rising prices of fuel products.

     The rapid reduction in trade barriers and integration with global markets, and the downtrend in global commodity markets, caused difficulty in the Indian economy for those commercial enterprises with cost inefficiencies, poor technology and fragmented capacities. Over the last few years, a sharp reduction in international steel prices to historic lows has had an adverse impact, for example, on the companies in the iron and steel industry. In addition, a significant reduction in import tariffs over the last three years led to price competition from certain countries, substantially reducing domestic steel prices. The textiles industry was also affected by a reduction in exports as a result of the devaluation of certain south-east Asian currencies in 1998, making Indian exports less competitive, and resulting in a decrease in demand in Asia.

     While the Indian economy as a whole has continued to grow, although at a slower rate than in past periods, the decline in prices of raw materials and commodities has made it difficult for some Indian companies to operate profitably. Certain companies have had to restructure their operations to deal with the resulting financial stress and in some cases, have had to operate at levels below their overall capacities, suffering cash losses as a result. In certain cases, while continuing to generate revenue and net profits, some of our borrowers have had to make significant changes in their operations, selling unproductive assets, merging with other market participants, reducing costs and refocusing their business objectives. This has resulted in the need to restructure and renegotiate credit and related facilities with banks and financial institutions including, in some cases, us.

     India imports over 70% of its requirements of petroleum products. The sharp increase in global prices of these products, such as has occurred in the past few months, could adversely impact the Indian economy in general and consequently the Indian banking system. Overall industrial growth could slow down which in turn could adversely affect our business including our ability to grow, the quality of our assets and our ability to implement our strategy.

   Banking Sector

     According to the Reserve Bank of India's data, total deposits of all commercial banks have increased by 16.5% in fiscal 1997, 19.8% in fiscal 1998, 17.9% in fiscal 1999 and 13.9% in fiscal 2000. In fiscal 1997 and 1998, the high growth in deposits was primarily the result of a shift in depositor preference towards bank deposits and away from capital market instruments due to depressed capital market conditions resulting from relatively lower industrial growth. In fiscal 1999, the government-controlled State Bank of India, the largest commercial bank in India, issued bonds, totaling Rs. 179.5 billion (US$ 4.1 billion), to non-resident Indians living abroad. These bonds are included in computing the total deposits of all commercial banks in fiscal 1999. Excluding these proceeds, growth in deposits would have been 15.0% in fiscal 1999 compared to 19.8% in fiscal 1998. This slowdown in the growth of deposits reflected a higher holding by households of cash and non-bank deposits. In fiscal 2000, growth in deposits slowed down as there was a shift in household preference from deposits to mutual funds as well as lower interest rates in general.

     According to the Reserve Bank of India's data, bank credit increased at a slower rate than total bank deposits in recent years, growing 9.6% in fiscal 1997, 16.4% in fiscal 1998, 13.8% in fiscal 1999 and 18.2% in fiscal 2000.
These growth rates reflected the trend in growth in industrial production during these years. Banks in India also invest in commercial paper, medium and long-term bonds and, to a limited extent, in equity securities. Including these investments, the total growth in bank credit was 12.3% in fiscal 1997, 18.1% in fiscal 1998 and 16.4% in fiscal 1999. In fiscal 2000, growth was 18.6% as a result of improved growth in industrial production.

     In the last three fiscal years there has been a downward movement in interest rates, this movement was principally due to the Reserve Bank of India's policy of assuring adequate liquidity to the banking system and generally lowering the rate at which it would lend to Indian banks to ensure that corporate borrowers have access to funding at competitive rates. The Reserve Bank of India's primary motive has been to realign interest rates with the market to facilitate a smooth transition from a government-controlled regime in the early 1990s, when interest rates were heavily regulated, to a more market-oriented interest rate regime. Banks have generally followed the direction of interest rates set by the market and adjusted both their deposit rates and lending rates downward. On July 21, 2000, the Reserve Bank of India reversed the downward movement of the last three fiscal years and announced an increase in the bank rate of 100 basis points. This increase does not affect the financial results for the periods under review in this annual report but can be expected to affect our results for fiscal 2001.

     The following table sets forth the decline in average deposit rates and average lending rates of five major public sector banks for the last three years.

                             Average deposit rate              Average prime
         Fiscal year     for over one year term (range)    lending rate (range)
----------------------   ------------------------------    --------------------
1997 .................            11.0-12.0%                    14.5-15.0%
1998 .................            10.5-11.0                     14.0
1999 .................             9.0-11.0                     12.0-13.0
2000 .................             8.0-10.5                     12.0-12.5

---------
Source: Reserve Bank of India: Handbook of Statistics on Indian Economy, 1999,
     Annual Report 1999-2000 and Weekly Statistical Supplements.

     In line with the general market trends illustrated in the above table, our average deposit rate for deposits with a maturity of greater than one year decreased to 10.5%-11.0% in fiscal 2000 from 12.0%-14.5% in fiscal 1997. Our average prime lending rate range decreased to 13.5% in fiscal 2000 from 17.0%-18.5% in fiscal 1997. As of September 30, 2000, our deposit rate for deposits with a term of more than one year was 10.25% and our average prime lending rate for loans with a term of more than one year was 14.0%. Our competitors have similarly increased their rates following the announcement of the Reserve Bank of India on July 21, 2000.

Results of Operations

     In spite of the slowdown in the economy between 1997 and 1999 and stress on certain core sectors of industry such as iron and steel and textiles, we were able to add to our assets and liabilities at a rapid pace since we were a recent entrant in the commercial banking sector and we were able to acquire new customers from public sector banks.

We cannot guarantee that we will be able to continue to achieve the same growth rates as those achieved in the last three fiscal years.

     We analyze our financial performance in terms of interest revenue earned from cash, cash equivalents, trading account assets (i.e., interest-earning liquid assets maintained by our domestic treasury for meeting reserve requirements), loans and securities as offset by interest expense incurred from deposits, long-term debt and trading account liabilities. We analyze our average cost of deposits, yield on loans and returns from our trading portfolio and portfolio of available for sale securities on a regular basis. Along with these measures, we also focus on the gross non-performing loans, allowance for credit losses, non-interest revenue and non-interest expense to study our profitability. We discuss below these measures of financial performance.

Net Interest Revenue

     Fiscal 2000 compared to Fiscal 1999

     Net interest revenue increased 55.1% in fiscal 2000 compared to fiscal 1999 reflecting mainly the following factors:

     o an increase of 62.2% in the average volume of interest-earning assets, offset by

     o a decrease of 12 basis points in the net interest margin to 2.58% in fiscal 2000 from 2.70% in fiscal 1999 and a decrease of 10 basis points in our spread to 2.28% in fiscal 2000 from 2.38% in fiscal 1999.

     The increase in our average volume of interest-earning assets was primarily due to a rise in our loans to more higher rated corporate clients resulting from our joint marketing efforts with ICICI through the Major Clients Group. During this period, our net interest margin decreased primarily due to this shift towards loans to higher rated clients, which loans, consistent with market conditions typically, earn lower yields due to the lower credit risk associated with these borrowers, and an 85 basis point decline in yield on cash, cash equivalents and trading account assets.

     The following table sets forth, for the periods indicated, the principal components of our net interest revenue (which reflects interest revenue from cash, cash equivalents and trading account assets, securities, loans and other assets minus interest expense on deposits, long-term debt and trading account and other liabilities). For further information on assets and liabilities, changes in interest revenue and interest expense volume and rate analysis, yields, spreads and margins for these periods, see "Selected Financial and Operating Data".

                                                            Year ended March 31,
                                             -----------------------------------------------
                                                                                   2000/1999
                                               1999          2000        2000       % change
                                             -----------  -----------   ------     ---------
                                                   (in millions, except percentages)
Interest revenue
Cash, cash equivalents and trading
  Account assets ........................... Rs.  2,297   Rs.   3,184   US$ 72        38.6%
Securities .................................        305           684       16       124.3
Loans ......................................      2,707         4,437      102        63.9
Others .....................................         81           129        3        59.3
                                             ----------   -----------   ------
Total interest revenue ..................... Rs.  5,390   Rs.   8,434   US$193        56.5
                                             ----------   -----------   ------

Interest expense
Savings account deposits ................... Rs.     54   Rs.     118   US$  3       118.5
Time deposits ..............................      3,653         5,671      130        55.2
Long-term debt .............................        155           244        6        57.4
Trading account and other liabilities ......        382           623       14        63.1
                                             ----------   -----------   ------
Total interest expense ..................... Rs.  4,244   Rs.   6,656   US$153        56.8
                                             ----------   -----------   ------
Net interest revenue........................ Rs.  1,146   Rs.   1,778   US$ 40        55.1
                                             ==========   ===========   ======

     Interest revenue increased 56.5% in fiscal 2000 compared to fiscal 1999 reflecting an increase in the average volume of interest-earning assets, principally loans, offset by a decline in the gross yield on interest earning assets.

The average volume of loans increased by Rs. 12.6 billion (US$ 289 million) or 67.9% to Rs. 31.1 billion (US$ 714 million) in fiscal 2000 compared to fiscal 1999. Our loan growth was due to an increase in our working capital loans primarily to more higher rated, larger corporate clients acquired through our joint marketing efforts with ICICI through the Major Clients Group. For a further discussion of our joint marketing efforts, see "Relationship with ICICI Group - Group Operating Strategy". The decline in yield on interest-earning assets was primarily due to a 85 basis points decline in yield on cash, cash equivalents and trading account assets to 10.01% in fiscal 2000 from 10.86% in fiscal 1999 and a decline in yield on loans by 36 basis points to 14.24% in fiscal 2000 from 14.60% in fiscal 1999. This decrease reflected a general decline in interest rates during this period as well as an increased volume of loans to higher rated clients which loans, consistent with market conditions, typically earn lower yields due to the lower credit risk associated with these borrowers. Our yield was also impacted by our non-performing loans on which we do not accrue interest.

     The average volume of cash, cash equivalents and trading account assets increased 50.5% in fiscal 2000 by Rs. 10.7 billion (US$ 245 million) compared to fiscal 1999 primarily due to increased reserve requirements resulting from a 66.7% increase in average deposits in fiscal 2000. Our trading portfolio primarily consists of government of India securities which are primarily held to meet our statutory liquidity reserve requirements. For further discussion of regulatory requirements applicable to our business, see "Supervision and Regulation - Legal Reserve Requirements". The yield on cash, cash equivalents and trading account assets decreased 85 basis points in fiscal 2000. This decrease was primarily caused by reduced opportunities to swap rupee funds into US dollars at forward rates as attractive as those prevalent in fiscal 1999.

     The average volume of our securities portfolio increased 112.5% to Rs. 6.0 billion (US$ 138 million) in fiscal 2000 from Rs. 2.8 billion (US$ 65 million) in fiscal 1999. The yield on these available for sale securities increased to 11.37% in fiscal 2000 from 10.77% in fiscal 1999 primarily due to the higher level of dividend income earned from investments in mutual funds. Our investment in mutual funds increased to Rs. 1.9 billion (US$ 44 million) at March 31, 2000 from Rs. 278 million (US$ 6 million) at March 31, 1999 primarily because we took advantage of the buoyant Indian equity capital markets. Dividend income increased to Rs. 326 million (US$ 7 million) in fiscal 2000 from Rs. 57 million (US$ 1 million) in fiscal 1999.

     The average volume of our interest-bearing liabilities increased primarily due to an increase in time deposits which were 84.2% of average interest-bearing liabilities in fiscal 2000. The average volume of time deposits increased by Rs. 22.0 billion (US$ 504 million) or 64.1% to Rs. 56.4 billion (US$ 1.3 billion) in fiscal 2000 from Rs. 34.3 billion (US$ 787 million) in fiscal 1999 primarily due to an increase in corporate time deposits. The growth in our corporate deposits was driven by our provision of daily quotes of interest rates for deposits in excess of Rs. 10 million, a service not provided by most of our competitors during this period.

     The increase in the average volume of interest-bearing liabilities was also driven by a general increase in retail deposits. We were able to increase deposit taking from retail customers by offering products targeted at new segments of customers, including "Power Pay", a direct deposit product designed to streamline the salary payment systems of our corporate customers. The share of new "Power Pay" accounts in all new savings accounts in fiscal 2000 was 40%. New "Power Pay" customers generally tended to also open time deposit accounts leading to a further increase in time deposits. Our focus on retail deposit taking resulted in the 102% growth in our retail deposits in fiscal 2000 compared to 49.3% growth in our corporate deposits in the same period.

     The average cost of interest-bearing liabilities declined primarily due to the decrease in the average cost of time deposits offset, in part, by the increase in cost of trading account and other liabilities. As our retail deposits typically carry lower interest rates compared to our corporate deposits, the increase in retail deposits as a percentage of total deposits over the past year resulted in the average cost of time deposits decreasing 58 basis points to 10.06% in fiscal 2000 from 10.64% in fiscal 1999.

     The average volume of trading account liabilities, consisting of borrowings from the inter-bank money market and short-term borrowings from institutions, increased 26.3% in fiscal 2000 to Rs. 5.3 billion (US$ 121 million) from Rs. 4.2 billion (US$ 96 million) in fiscal 1999 primarily due to the overall growth in our business. The cost of trading account liabilities increased to 11.84% in fiscal 2000 from 9.16% in fiscal 1999 primarily due to our conversion in fiscal 2000 of foreign currency liabilities into rupee funds through swap transactions to take advantage of domestic market trading opportunities. The cost of these swap transactions was accounted for as an interest expense and included in interest expense on trading account liabilities.

     Fiscal 1999 compared to Fiscal 1998

     Net interest revenue increased 58.1% in fiscal 1999 compared to fiscal 1998 reflecting mainly the following factors:

     o an increase of 118.4% in the average volume of interest-earning assets, offset by

     o a decrease of 102 basis points in the net interest margin to 2.70% in fiscal 1999 from 3.72% in fiscal 1998 and a decrease of eight basis points in our spread to 2.38% in fiscal 1999 from 2.46% in fiscal 1998.

     The increase in our average volume of interest-earning assets was primarily due to growth in cash, cash equivalents and trading account assets as discussed below. Our net interest margin decreased during this period primarily due to a shift towards loans to more higher rated clients resulting in lower credit spreads, an increase in gross non-performing loans and a decline in average interest-earning assets as a percentage of average interest-bearing liabilities to 103.2% in fiscal 1999 from 113.3% in fiscal 1998, as described below.

     The following table sets forth, for the periods indicated, the principal components of our net interest revenue. For further information on assets and liabilities, changes in interest revenue and interest expense volume and rate analysis, yields, spreads and margins, see "Selected Financial and Operating Data".

                                                 Year ended March 31,
                                        ----------------------------------------
                                                                      1999/1998
                                           1998           1999         % change
                                        ---------       ---------     ---------
Interest revenue
Cash, cash equivalents and trading
  Account assets ...................... Rs.   913       Rs. 2,297        151.6%
Securities.............................       148             305        106.1
Loans .................................     1,499           2,707         80.6
Others ................................        19              81        326.3
                                        ---------       ---------
Total interest revenue ................ Rs. 2,579       Rs. 5,390        109.0
                                        ---------       ---------
Interest expense
Savings account deposits .............. Rs.    28       Rs.    54         92.9
Time deposits .........................     1,590           3,653        129.7
Long-term debt ........................        16             155        868.8
Trading account and other liabilities..       220             382         73.6
                                        ---------       ---------
Total interest expense ................ Rs. 1,854       Rs. 4,244        128.9
                                        ---------       ---------
Net interest revenue .................. Rs.   725       Rs. 1,146         58.1
                                        =========       =========

     Interest revenue increased 109.0% in fiscal 1999 compared to fiscal 1998 reflecting an increase in the average volume of interest-earning assets, offset by a decline in the gross yield on interest-earning assets. The increase in our interest-earning assets was primarily driven by the growth in cash, cash equivalents and trading account assets. The average volume of cash, cash equivalents and trading account assets increased 144.8% in fiscal 1999 to Rs.
21.1 billion (US$ 483 million) compared to fiscal 1998 primarily due to increased reserve requirements resulting from a 112.8% increase in average deposits in fiscal 1999. Contributing to this increase in interest-earning assets were foreign currency denominated deposits which increased as a result of rupee funds being occasionally swapped into US dollars at attractive forward rates and placed in banks outside India.

     The decline in yield on interest-earning assets was primarily due to the decline in yield on loans. The average volume of loans increased by Rs. 9.0 billion (US$ 208 million) or 95.3% to Rs. 18.5 billion (US$ 426 million) in fiscal 1999 compared to fiscal 1998 due to an increase in our working capital loans acquired through our joint marketing efforts with ICICI through the Major Clients Group. The yield on loans decreased 118 basis points to 14.60% in fiscal 1999 from 15.78% in fiscal 1998 primarily due to lower market rates generally prevalent in fiscal 1999 compared to fiscal 1998 and the increased volume of loans to higher rated clients which, consistent with market conditions, typically earn lower yields. Our yield was also lower due to an increase in our non-performing loans as we do not accrue interest on non-performing loans.

     The average volume of our securities portfolio increased 112.6% to Rs. 2.8 billion (US$ 65 million) in fiscal 1999 from Rs. 1.3 billion (US$ 31 million) in fiscal 1998. The yield on these available for sale securities declined to 10.77% in fiscal 1999 from 11.11% in fiscal 1998 primarily due to the lower coupon rate on additional securities purchased during the year in line with the general downward movement in market interest rates.

     Other interest revenue was derived from interest paid on cash reserves we were required to deposit with the Reserve Bank of India in accordance with their cash reserve ratio requirements. These amounts increased 326.3% from fiscal 1998 to fiscal 1999 primarily due to the fact that we received interest revenue on these cash reserves for all of fiscal 1999 compared to only six months of fiscal 1998 since the Reserve Bank of India paid interest on cash reserves beginning October 1997 only. In addition, other interest revenue increased due to increase in cash reserves as a result of the increase in our average deposits since the cash reserve requirement is calculated as a percentage of our demand and time deposits. For a further discussion of these cash reserve requirements, see "Business -- Treasury -- General".

     The average volume of our interest-bearing liabilities increased primarily due to an increase in time deposits which accounted for 83.3% of average interest-bearing liabilities in fiscal 1999. The average volume of time deposits increased by Rs. 20.0 billion (US$ 460 million) or 139.8% to Rs. 34.3 billion (US$ 786 million) in fiscal 1999 from Rs. 14.3 billion (US$ 329 million) in fiscal 1998. This increase was attributable to our continued focus on deposit taking by offering products targeting different segments of customers with features tailored to their specific requirements. We were thereby able to build existing customer relationships and acquire new time deposit customers.

     The average cost of interest-bearing liabilities declined primarily due to the decrease in the average cost of time deposits and trading account and other liabilities. The market interest rates were generally lower in fiscal 1999 compared to fiscal 1998. Consequently, we reduced the interest rate payable on short-term deposits to 5.0%-10.0% in fiscal 1999 from 6.0%-13.0% (except for one day during this period when the interest rate payable was 16.0%) in fiscal 1998 and the interest rate payable on deposits of over one year maturity to 11.0%- 11.5% in fiscal 1999 from 8.5%-13.0% in fiscal 1998. As a result of these interest rate reductions, the average cost of time deposits decreased 46 basis points to 10.64% in fiscal 1999 from 11.10% in fiscal 1998. The reduction in the average cost of time deposits was lower than the reduction in the interest rates offered on time deposits because our time deposits re-price only at maturity and existing deposits continue to earn interest at the original contracted rate until their maturity. As a result, revised interest rates on deposits are applicable only to new deposits made.

     The average volume of trading account liabilities, consisting of borrowings from the inter-bank call money market and short-term borrowings from institutions, increased 115.3% in fiscal 1999 to Rs. 4.2 billion (US$ 96 million) from Rs. 1.9 billion (US$ 44 million) in fiscal 1998 primarily due to the overall growth in our business. The cost of trading account liabilities decreased to 9.16% in fiscal 1999 from 11.36% in fiscal 1998 in line with the lower market rates prevalent in fiscal 1999.

Provisions for Credit Losses

     The following table sets forth, for the periods indicated, certain information regarding our non-performing loans.

                                                             At March 31,
                                  --------------------------------------------------------------------
                                                         1999/1998 %                       2000/1999 %
                                     1998       1999       change       2000      2000       change
                                  --------   ---------   -----------   ------    ------    -----------
                                                        (in millions, except percentages)
Gross non-performing loans ...... Rs.  604   Rs. 1,613      167.1       1,418    US$ 33       (12)%
Allowance for credit losses .....      425         880      107.1         748        17       (15)
Net non-performing loans ........      179         733      309.5         670        16        (9)
Gross non-performing loans
  as a percentage of gross
  loans .........................     4.58%       5.66%                  2.97%
Net non-performing loans as
  a percentage of net loans .....     1.40        2.66                   1.43
Allowances for credit losses
  as a percentage of gross
  non-performing loans ..........    70.36       54.56                  52.75
Allowances for credit losses
  as a percentage of gross
  total loans ...................     3.22        3.09                   1.57

     The following table sets forth, for the periods indicated, certain information regarding our provisions for credit losses.

                                                      Year ended March 31,
                                        -----------------------------------------------
                                          1998         1999           2000        2000
                                        --------     --------      ---------      -----
                                              (in millions, except percentages)
Provisions for credit losses .......... Rs.  360     Rs.  540      Rs.  427       US$10
Provisions for credit losses as a
  percentage of net loans .............     2.82%        1.96%         0.91%
Provisions for credit losses as a
  percentage of total assets ..........     1.02         0.71          0.33

     For information on changes in the allowance for credit losses, see "Business--Non-Performing Loans--Allowance for Credit Losses".

     Our loan portfolio is composed largely of short-term working capital loans where we have a security interest and first lien on all the current assets of the borrower, typically inventory and accounts receivable. We typically lend between 60.0% and 80.0% of the appraised value of collateral to ensure that our loans are sufficiently over-collateralized. However, the recoveries from non-performing loans are subject to delays that may take several years, due to the long legal collection process in India. For a further discussion of enforcement of collateral interests in India, see "Business - Loan Portfolio - Collateral - Completion, Perfection and Enforcement". As a result, we make an allowance for the loans based on the time value of money or the present value of expected realizations of collateral, which takes into account the delay we will experience before recovering our principal. The time to recovery, expected future cash flows and realizable value for collateral value are periodically reviewed in estimating the allowance.

     We make an allowance for credit losses resulting from a non-performing loan by comparing the net present value of the expected cash flows from the loan discounted at the effective interest rate of the loan and our carrying value of the loan. We believe that our process for ascertaining our allowance for credit losses captures the expected losses on our entire loan portfolio. There can, however, be no guarantee that non-performing loans will not increase and that the current allowance for credit losses will be sufficient. For further discussion of our treatment of non-performing loans, see "Business - Loan Portfolio - Recognition of Non-Performing Loans".

     Changes in our provisions and our allowance for credit losses as a whole reflect economic trends in the key manufacturing, middle market corporate segments in which many of our customers operate. The manufacturing sector was adversely impacted during fiscal 1998 and 1999 primarily due to a slowdown in the Indian economy, a downturn in global commodity prices, particularly in the steel and textiles sub-sectors, and a rapid reduction in import duties which adversely impacted the performance of borrowers in these sectors. The impact was, in particular, more on the middle market corporate segment which, because of our small balance sheet in our first few years of operation were our target customers, due to their lower resilience to external factors. As a result of these adverse economic factors during fiscal 1998 and 1999, some of our loans to these borrowers became non-performing.

     We cannot assure you that the revival signs in the Indian economy, reflected in the financial results as of March 31, 2000 will continue during fiscal 2001, especially in light of the sharp increase in the price of oil and interest rates.

     Growth in gross non-performing loans was arrested in fiscal 2000. In fact, the gross non-performing loans decreased by 12.1% as at March 31, 2000 to Rs.
1.4 billion (US$ 33 million) as compared to Rs. 1.6 billion (US$ 37 million) at year-end fiscal 1999. The gross non-performing loans as a percentage of gross loans declined to 2.97% as at March 31, 2000 from 5.66% at year-end fiscal 1999. As a percentage of net loans, net non-performing loans declined to 1.43% at March 31, 2000 from 2.66% at year-end fiscal 1999. Provisions for credit losses as at March 31, 2000 decreased 21% to Rs. 427 million (US$ 10 million) from Rs. 540 million (US$ 12 million) as on March 31, 1999 primarily due to the lower addition to non-performing loans in fiscal 2000 as a result of revival signs in the Indian economy. The gross non-performing loans decreased by Rs. 195 million (US$ 4 million) in fiscal 2000 compared to an increase of Rs. 1,009 million (US$ 23 million) in gross non-performing loans in fiscal 1999. The coverage ratio for gross non-performing loans decreased to 52.75% at fiscal 2000 from 54.56% at year-end fiscal 1999.

     Gross non-performing loans increased 167.1% in fiscal 1999 to Rs. 1.6 billion (US$ 37 million) at year-end fiscal 1999 from Rs. 604 million (US$ 14 million) at year-end fiscal 1998 due to an increase in non-performing loans to middle market companies of Rs. 542 million (US$ 12 million) primarily in the light manufacturing and agriculture sectors caused by a slowdown in the Indian economy. The non-performing loans in the light manufacturing, iron and steel and textile sector increased by Rs. 769 million (US$ 18 million) in fiscal 1999. This led to an increase in gross non-performing loans as a percentage of gross loans to 5.66% at year-end fiscal 1999 from 4.58% at year-end fiscal 1998. As a percentage of net loans, net non-performing loans increased to 2.66% at year-end fiscal 1999 from 1.40% at year-end fiscal 1998. Provisions for credit losses in fiscal 1999 increased 50.0% to Rs. 540 million (US$ 12 million) from Rs. 360 million (US$ 8 million) in fiscal 1998 in line with the increase in gross non-performing loans.

     Management believes that several loans which became non-performing in fiscal 1998, 1999 and 2000 are essentially loans to inherently viable companies. Many of these borrowers are still making interest payments. If the revival signs shown in the Indian economy continue, management expects credit losses in many of these loans to be lower due to the viability of these companies and our belief that they will eventually begin making all required payments. These loans were classified as non-performing as a result of continued stress on cash flows of these borrowers, primarily due to the slowdown in the Indian economy, the global downtrend in commodity prices coupled with the rapid reduction in domestic trade barriers over the past few years. In some cases, the non-performing loans are to operating companies generating positive, albeit reduced, cash flows because they are operating at levels below their overall capacities. In some cases, in management's view the future cash flows, discounted at the contracted rate of the loan, adequately cover our current outstanding principal and require no allowance for credit losses and, as a result no provisions have been made for these loans. Many of these borrowers are making current interest payments. They have been classified as non-performing in view of the stressed cash flow of the borrower, the borrower's relatively weak position in its industry or, in the case of some of the borrowers, a delay in making interest payments. In all cases of impaired loans where no provision has been made, management believes that it has a strong collateral position. We are monitoring the situation of these loans and borrowers carefully and will make allowances if our view of the situation changes. Gross non-performing loans that require no allowance for credit losses decreased to Rs. 163 million (US$ 4 million) at year-end fiscal 2000 from Rs. 466 million (US$ 10 million) at year-end fiscal1999. This was also reflected in the provisions for credit losses as a percentage of total assets declining to 0.33% in fiscal 2000 from 0.71% in fiscal 1999 and 1.02% in fiscal 1998. We have also reached negotiated settlements with some of our borrowers where we expect to recover the majority of the gross principal outstanding. At March 31, 2000, we had 9 non-performing loans having a gross principal outstanding of Rs. 163 million (US$ 4 million) for which no allowance for credit losses has been made, as compared to 16 loans having a gross principal outstanding of Rs. 466 million (US$ 10 million) at March 31, 1999.

     We typically calculate our allowance for credit losses on a loan-for-loan basis. Credit card receivables are collectively evaluated for impairment based on the profile of days past due, classified into various time categories. Provisions are based as a fixed percentage of these pre-defined time categories. We intend to review this policy annually based on our historical delinquency and credit loss experience.

   Non-Interest Revenue

     Fiscal 2000 compared to Fiscal 1999

     The following table sets forth, for the periods indicated, the principal components of our non-interest revenue.

                                                    Year ended March 31,
                                         --------------------------------------------
                                                                           2000/1999
                                           1999        2000       2000      % change
                                         -------    ---------    ------    ----------
                                              (in millions, except percentages)
Fees and commissions (1) ............... Rs. 370    Rs.   607    US$ 14       64.1%
Trading account revenue(2) .............     134          857        20      539.6
Securities transactions(3) .............      21           75         2      257.1
Foreign exchange transactions(4) .......     341          220         5      (35.5)
Other revenue ..........................       -            -         -          -
                                         -------    ---------    ------
Total non-interest revenue, net ........ Rs. 866    Rs. 1,759    US$ 41      103.1
                                         =======    =========    ======

---------
(1) Primarily from fee-based income on services such as the issue of documentary credits, the issue of guarantees, cash management services and remittances.

(2)  Primarily reflects income from trading in government of India securities.

(3) Primarily reflects capital gains realized on the sale of available for sale securities.

(4) Arises primarily from purchases and sales of foreign exchange on behalf of our corporate clients and trading for our own account.


     Non-interest revenue increased 103.1% in fiscal 2000 to Rs. 1.8 billion (US$ 41 million) from Rs. 866 million (US$ 20 million) in fiscal 1999, primarily due to an increase in trading account revenue and fees and commissions. The increase in trading account revenue was primarily due to the significantly higher level of trading opportunities in fiscal 2000 compared to fiscal 1999. These types of market opportunities may not be available in every period.

     The following table sets forth, for the periods indicated, the principal components of our fees and commissions.

                                                    Year ended March 31,
                                         --------------------------------------------
                                                                           2000/1999
                                           1999        2000       2000      % change
                                         -------    ---------    ------    ----------
                                              (in millions, except percentages)
Remittances ............................ Rs.  38    Rs.   51     US$  1       34.2%
Cash management services ...............      53         123          3      132.1
Commissions:
   Bills ...............................      68          89          2       30.9
   Guarantees ..........................      75         114          2       52.0
   Documentary credit ..................      73         118          3       61.6
   Others ..............................      63         112          3       77.8
                                         -------    --------     ------
Total commissions ......................     279         433         10       55.2
                                         -------    --------     ------
Total fees and commissions ............. Rs. 370    Rs.  607     US$ 14       64.1
                                         =======    =========    ======

     Fees and commissions increased 64.1% in fiscal 2000 primarily due to the increase in income from cash management services and commissions on documentary credits and guarantees. Increased marketing efforts through the Growth Clients Group and the Major Clients Group helped us to increase cash management services, guarantees, documentary credits and bills. The number of our customers for cash management services alone increased to 254 at

March 31, 2000 from 155 at March 31, 1999. The amount handled under cash management services also increased significantly to Rs. 656.2 billion (US$ 15.0 billion) in fiscal 2000 from Rs. 389.4 billion (US$ 8.9 billion) in fiscal 1999. As a result, income from cash management services increased 132.1% to Rs. 123 million (US$ 3 million) in fiscal 2000 compared to fiscal 1999. Commissions increased 55.2% to Rs. 433 million (US$ 10 million) in fiscal 2000 from Rs. 279 million (US$ 6million) in fiscal 1999. Our guarantees increased 63.3% to Rs. 7.6 billion (US$ 173 million) at March 31, 2000 from Rs. 4.6 billion (US$ 106 million) at year-end fiscal 1999 and our acceptances primarily consisting of documentary credits, increased 52.0% to Rs. 8.5 billion (US$ 195 million) at year end fiscal 2000 from Rs. 5.6 billion (US$ 128 million) at year-end fiscal 1999. As a result, in fiscal 2000, commissions on guarantees increased 52.0% and commissions on documentary credits increased 61.6%. Commissions on bills also increased 30.9% in fiscal 2000 compared to fiscal 1999.

     Trading account revenue resulting largely from sales of government of India securities, increased to Rs. 857 million (US$ 20 million) in fiscal 2000 from Rs. 134 million (US$ 3.1 million) in fiscal 1999 primarily due to the significantly higher level of trading opportunities. We took advantage of the decline in the yield on debt securities and sold higher yielding debt securities from our portfolio. Although our equity investments are limited by Reserve Bank of India requirements, we nonetheless were able to benefit from a buoyant equity capital market. As a result, in fiscal 2000 the gain on sale of trading securities was Rs. 936 million (US$ 21 million). In light of the increases in rupee interest rates in fiscal 2001, which will adversely affect the value of our rupee fixed income trading portfolio, management does not expect these extraordinary results to be repeated in fiscal 2001.

     Our income from foreign exchange transactions declined 35.5% to Rs. 220 million (US$ 5 million) in fiscal 2000 compared to fiscal 1999 primarily due to the decline in spread on corporate transactions on account of competition and the restricted trading opportunities in this period since exchange rates remained steady.

     Fiscal 1999 compared to Fiscal 1998

     The following table sets forth, for the periods indicated, the principal components of our non-interest revenue.

                                           Year ended March 31,
                                     ----------------------------------
                                                              1999/1998
                                       1998         1999      % change
                                     -------      -------     ---------
                                      (in millions, except percentages)
Fees and commissions(1)              Rs. 240      Rs. 370       54.2%
Trading account revenue(2)               147          134       (8.8)
Securities transactions(3)                32           21      (34.4)
Foreign exchange transactions(4)         171          341       99.4
Other revenue                              1           --         --
                                     -------      -------
Total non-interest revenue           Rs. 591      Rs. 866       46.5
                                     =======      =======
---------

(1) Primarily from fee-based income on services like the issue of documentary credits, the issue of guarantees, cash management services and remittances.

(2)  Primarily reflects income from trading in government of India securities.

(3) Primarily reflects capital gains realized on the sale of available for sale securities.

(4) Arises primarily from purchases and sales of foreign exchange on behalf of our corporate clients and trading for our own account.

     Non-interest revenue increased 46.5% in fiscal 1999 to Rs. 866 million (US$ 20 million) from Rs. 591 million (US$ 14 million) in fiscal 1998, primarily due to a 54.2% increase in income from fees and commissions and a 99.4% increase in income from foreign exchange transactions offset, in part, by a decline in trading account revenue and income from securities transactions.

     The following table sets forth, for the periods indicated, the principal components of our fees and commissions.

                                           Year ended March 31,
                                     ----------------------------------
                                                              1999/1998
                                       1998         1999      % change
                                     -------      -------     ---------
                                      (in millions, except percentages)
Remittances ........................ Rs.  24      Rs.  38        58.3%
Cash management services ...........      35           53        51.4
Commissions:
  Bills ............................      45           68        51.1
  Guarantees .......................      51           75        47.1
  Documentary credits ..............      45           73        62.2
  Others ...........................      40           63        57.5
                                     -------      -------
Total commissions ..................     181          279        54.1
                                     -------      -------
Total fees and commissions ......... Rs. 240      Rs. 370        54.2
                                     =======      =======

     The increase in income from fees and commissions in fiscal 1999 was primarily due to an increase in fees from cash management services and commissions from guarantees and documentary credits. Increased marketing efforts through the Growth Clients Group and the Major Clients Group helped us in increasing cash management services, guarantees, documentary credits and bills. The number of customers for cash management services increased to 155 at year-end fiscal 1999 from 105 at year-end fiscal 1998. The amount handled under cash management services also increased significantly to Rs. 389.4 billion (US$
8.9 billion) in fiscal 1999 from Rs. 100.7 billion (US$ 2.3 billion) in fiscal 1998. As a result, income from cash management services increased 51.4% to Rs. 53 million (US$ 1 million) in fiscal 1999 compared to fiscal 1998.

     Commissions increased 54.1% to Rs. 279 million (US$ 7 million) at year-end fiscal 1999 from Rs. 181 million (US$ 4 million) at year-end fiscal 1998. Guarantees increased 75.0% to Rs. 4.6 billion (US$ 106 million) at year-end fiscal 1999 from Rs. 2.6 billion (US$ 61 million) at year-end fiscal 1998 and acceptances increased 94.9% to Rs. 5.6 billion at year-end fiscal 1999 from Rs.
2.9 billion at year-end fiscal 1998. As a result, commissions on guarantees increased 47.1% in fiscal 1999 and commissions on documentary credits increased 62.2% in fiscal 1999. Commissions on bills increased 51.1% in fiscal 1999 compared to fiscal 1998.

     Trading account revenue, resulting primarily from sales of government of India securities, decreased 8.8% to Rs. 134 million (US$ 3 million) in fiscal 1999 from Rs. 147 million (US$ 3 million) in fiscal 1998. Income from securities transactions, primarily consisting of capital gains realized on the sale of corporate debt securities, decreased 34.4% to Rs. 21 million (US$ 483,000) in fiscal 1999 from Rs. 32 million (US$733,000) in fiscal 1998. The decrease in trading account revenue and income from securities transactions was due to restricted trading opportunities in the domestic market in fiscal 1999 primarily due to uncertainty in the foreign currency markets with respect to the valuation of the rupee in fiscal 1999 caused by economic sanctions imposed on India in 1998 after nuclear testing was conducted in India. Subdued sentiment in the debt market also led to a decrease in capital gains realized in fiscal 1999. While the interest rates have been continuously declining and the Indian government's policy seems to support a lower interest rate regime, there can be no assurance that this type of market opportunities would be available in the future.

     Our income from foreign exchange transactions increased 99.4% to Rs. 341 million (US$ 8 million) in fiscal 1999 from Rs. 171 million (US$ 4 million) in fiscal 1998 due to favorable market conditions in foreign exchange markets and increase in volume of transactions to Rs. 956.1 billion (US$ 22.0 billion) in fiscal 1999 from Rs. 461.3 billion (US$ 10.6 billion) in fiscal 1998.

   Non-Interest Expense

     Fiscal 2000 compared to Fiscal 1999

     The following table sets forth, for the periods indicated, the principal components of our non-interest expense.

                                                             Year ended March 31,
                                                                                    2000/1999
                                                  1999      2000       2000         % change
                                                -------   --------    -------       ---------
                                                          (in millions, except percentages)
Employee expense:
  Salaries ...................................  Rs. 172   Rs.   257    US$  6          49.4%
  Employee benefits ..........................       32          59         1          84.4
                                                -------   ---------    ------
Total employee expense .......................      204         316         7          54.9
Premises and equipment expense:
  Premises ...................................       49          57         1          16.3
  Computer and office equipment ..............      183         283         7          54.6
                                                -------   ---------    ------
Total premises and equipment expense .........      232         340         8          46.6
                                                -------   ---------    ------
Administration and other expenses:
  Rentals, taxes and electricity .............      114         180         4          58.0
  Advertisement and publicity ................       34          39         1          14.0
  Communications expense .....................       43          69         1          59.9
  Other ......................................      172         385         9         124.0
                                                -------   ---------    ------
Total administration and other expense .......      363         673        15          85.4
                                                -------   ---------    ------
Total non-interest expense ...................  Rs. 799   Rs. 1,329    US$ 30          66.3
                                                =======   =========    ======

     Non-interest expense increased 66.3% in fiscal 2000 to Rs. 1.3 billion (US$ 30 million) from Rs. 799 million (US$ 18 million) in fiscal 1999 primarily due to a significant increase in administration and other expenses. Non-interest expense as a percentage of average total assets increased to 1.52% in fiscal 2000 from 1.50% in fiscal 1999.

     Administration and other expenses increased 85.4% in fiscal 2000 compared to fiscal 1999 primarily due to additional rental payments resulting from the expansion of our branch network and a one-time increase in expenses from the issuance of new ATM cards to all our existing customers due to the networking of all our ATMs to Switch which enabled all of our customers to access their accounts online at any of our ATM machines throughout India . As we focused on increasing our retail deposits, we engaged the services of direct selling agents in fiscal 2000 resulting in higher expenses. The agents were paid commissions based on the number of acceptable accounts mobilized.

     Employee expense increased 54.9% in fiscal 2000 due to a 50.8% increase in the number of employees to 1,344 at March 31, 2000 from 891 at March 31, 1999 as we expanded our branch network to 97 branches and extension counters at March 31, 2000 from 64 branches and extension counters at March 31, 1999.

     Premises and equipment expense increased 46.6% in fiscal 2000 compared to fiscal 1999, primarily due to a 54.6% increase in computer and office equipment expenses due to the depreciation on technology equipment including servers, personal computers, ATMs, VSATs and BANCS2000.

     Fiscal 1999 compared to Fiscal 1998

     The following table sets forth, for the periods indicated, the principal components of our non-interest expense.

                                           Year ended March 31,
                                     ----------------------------------
                                                              1999/1998
                                       1998         1999      % change
                                     -------      -------     ---------
                                      (in millions, except percentages)
Employee expense:
  Salaries ......................... Rs. 116      Rs. 172       48.3%
  Employee benefits ................      21           32       52.4
                                     -------      -------
Total employee expense .............     137          204       48.9
Premises and equipment expense:
  Premises .........................      21           49      133.3
  Computer and office equipment ....     141          183       29.8
                                     -------      -------
Total premises and equipment expense     162          232       43.2
                                     -------      -------
Administration and other expenses:
  Rentals, taxes and electricity ...      77          114       48.1
  Advertisement and publicity ......      21           34       61.9
  Communications expense ...........      22           43       95.5
  Other ............................     135          172       27.4
                                     -------      -------
Total administration and other
  expense ..........................     255          363       42.4
                                     -------      -------
Total non-interest expense ......... Rs. 554      Rs. 799       44.2
                                     =======      =======

     Non-interest expense increased 44.2% in fiscal 1999 to Rs. 799 million (US$ 18 million) from Rs. 554 million (US$ 13 million) in fiscal 1998 due to a 48.9% increase in employee expense, a 43.2% increase in premises and equipment expense and a 42.4% increase in administration and other expense. Non-interest expense as a percentage of average total assets decreased to 1.50% in fiscal 1999 from 2.08% in fiscal 1998.

     Total employee expense increased 48.9% in fiscal 1999 due to a 47.8% increase in the number of employees to 891 at year-end fiscal 1999 from 603 at year-end fiscal 1998 as we expanded our branch network in fiscal 1999 to 64 branches and extension counters from 37 branches and extension counters at year-end fiscal 1998.

     Premises and equipment expense increased 43.2% in fiscal 1999 compared to fiscal 1998, primarily due to a 133.3% increase in premises expenses as a result of the addition of 27 new branches and extension counters and the renovation in some of our branches in key locations. Computer and office equipment expense increased 29.8% in fiscal 1999 primarily due to the depreciation on technology equipment including servers, personal computers, ATMs, VSATs and BANCS2000.

     Administration and other expenses increased 42.4% in fiscal 1999 compared to fiscal 1998 primarily due to additional rental payments resulting from the expansion of our branch network, an increase in communication expenses, such as telecommunications and postage expenses, resulting from a rapid growth in the number of our customers and an increase in advertising expenses associated with building the ICICI Bank brand name and marketing our products.

   Income Tax Expense

     Income tax expense increased 122.9% in fiscal 2000 to Rs. 379 million (US$ 9 million) from Rs. 170 million (US$ 4 million) in fiscal 1999 primarily due to the higher level of income in fiscal 2000. Our effective tax rate was 21.3% in fiscal 2000 compared to 25.3% in fiscal 1999. Our effective tax rate was lower than the marginal tax rate of 38.5% and 35.0% applicable to companies generally in India in fiscal 2000 and fiscal 1999 primarily due to the tax-exempt income from certain investments of our treasury department including bonds of certain public sector corporations and mutual funds units. The government of India, in order to facilitate access to competitive funding for certain public sector companies, allows these companies to issue bonds, the interest on which is tax-exempt to the bondholder. The government of India also passed a regulation providing that any dividends received on mutual fund units are tax exempt to the holder of the mutual fund units.

     Income tax expense increased 63.5% in fiscal 1999 to Rs. 170 million (US$ 4 million) from Rs. 104 million (US$ 2 million) in fiscal 1998 primarily due to the higher level of income in fiscal 1999. Our effective tax rate was 25.3% in fiscal 1999 compared to 25.9% in fiscal 1998.

Financial Condition

   Assets

     The following tables sets forth, for the periods indicated, the principal components of our assets.

                                                    At March 31,
                                 -----------------------------------------------
                                                                       2000/1999
                                     1999          2000        2000    % change
                                 -----------   -----------   --------- ---------
                                         (in millions, except percentages)
Cash and cash equivalents......  Rs.  19,928   Rs.  36,326   US$   832     82.3%
Trading account assets (1).....       15,822        28,228         647     78.4
Securities(2)..................        3,963         4,709         108     18.8
Loans, net.....................       27,597        47,016       1,077     70.4
Acceptances(3).................        5,587         8,490         194     52.0
Property and equipment.........        1,761         2,097          48     19.1
Other assets (4)...............        1,607         3,550          81    120.9
                                 -----------   -----------   ---------
Total assets...................  Rs.  76,265   Rs. 130,416   US$ 2,987     71.0
                                 ===========   ===========   =========    =====


                                                At March 31,
                                    ------------------------------------
                                                               1999/1998
                                        1998         1999       % change
                                    -----------   ----------   ---------
                                     (in millions, except percentages)
Cash and cash equivalents......     Rs.   8,728   Rs. 19,928    128.3%
Trading account assets (1).....           7,387       15,822    114.2
Securities(2)..................           1,476        3,963    168.5
Loans, net.....................         12,765        27,597    116.2
Acceptances(3).................          2,866         5,587     94.9
Property and equipment.........          1,363         1,761     29.2
Other assets (4)...............            693         1,607    131.9
                                    ----------    ----------
Total assets...................     Rs. 35,278    Rs. 76,265    116.2
                                    ==========    ==========
---------
(1)  Primarily includes government of India securities.

(2) Includes corporate debt securities, government of India securities and mutual fund units.

(3)  Includes only documentary credits that are non-funded facilities.

(4) Includes deferred tax asset, interest accrued, staff loans, deposits in leased premises and pre-paid expenses.

(5) Figures for fiscal 1999 have been regrouped and reclassified. Please see our notes to the financial statements for a more detailed-description.

     Our total assets increased 71.0% at March 31, 2000 compared to at March 31, 1999. Net loans increased 70.4% in fiscal 2000 compared to at March 31, 1999. The growth was in corporate lending as working capital loans increased 80.4% and term loans increased 39.1%. Our loan growth was driven by additional clients referred to us by our parent, ICICI, as we increased our focus on doing business with the large more higher rated clients that are serviced by the ICICI group's Major Clients Group. Loans denominated in foreign currency were less than 5.0% of our total loans at March 31, 2000. The growth in cash and cash equivalents and in trading account assets was principally due to increased reserve requirements resulting from a 62.5% increase in deposits in fiscal 2000. Securities increased 18.8% in fiscal 2000 primarily due to increased investments in mutual fund units as a result of buoyant equity capital markets. Our marketing strategy helped us in increasing our acceptances by 52.0% to Rs.
8.5 billion (US$ 194 million) at March 31, 2000 from Rs. 5.6 billion (US$ 128 million) at March 31, 1999.

     Our total assets increased 116.2% at year-end fiscal 1999 compared to at year-end fiscal 1998. The high growth in cash and cash equivalents was principally due to increased reserve requirements resulting from a 131.0% increase in deposits in fiscal 1999 and an increase in rupee funds swapped into US dollars at attractive forward rates and placed in foreign currency denominated deposits with banks outside India. Trading account assets increased 114.2%
in fiscal 1999 principally due to increased investments in government of India securities to meet the reserve requirements resulting from a 131.0% increase in deposits in fiscal 1999. Securities increased 168.5% in fiscal 1999 primarily due to increased investments in corporate debt securities caused by the rapid growth of our deposits in fiscal 1999 compared to fiscal 1998. In fiscal 1999, our normal loan portfolio was not sufficient to cover these liabilities so we invested in corporate debt securities as this type of investment is the fastest way to deploy additional resources. Net loans increased 116.2% in fiscal 1999 compared to at year-end fiscal 1998 reflecting significant growth in corporate lending as working capital loans increased 89.2% and term loans increased 194.8%. Our loan growth was largely due to additional clients acquired through our joint marketing efforts with ICICI through the Major Clients Group. Our acceptances increased 94.9% at year-end fiscal 1999 compared to at year-end fiscal 1998 as a result of increased marketing efforts.

   Liabilities and Stockholders' Equity

     The following tables set forth, for the periods indicated, the principal components of our liabilities and stockholders' equity.


                                                    At March 31,
                                 -----------------------------------------------
                                                                       2000/1999
                                     1999          2000        2000    % change
                                 -----------   -----------   --------- ---------
                                         (in millions, except percentages)
Deposits ........................Rs. 60,729    Rs.  98,660   US$ 2,260    62.5%
Trading account liabilities(1)...       418          1,922          44    360.1
Acceptances......................     5,587          8,490         194     52.0
Long-term debt...................     1,764          2,476          57     40.4
Other liabilities (2)............     4,937          7,481         171     51.5
                                 ----------    -----------   ---------
Total liabilities................    73,435        119,029       2,726     62.1
                                 ----------    -----------   ---------
Stockholders' equity.............     2,830         11,387         261    302.4
                                 ----------    -----------   ---------
Total............................Rs. 76,265    Rs. 130,416   US$ 2,987     71.0
                                 ==========    ===========   =========

                                                At March 31,
                                    ------------------------------------
                                                               1999/1998
                                        1998         1999       % change
                                    -----------   ----------   ---------
                                     (in millions, except percentages)
Deposits                            Rs.  26,290   Rs. 60,729     131.0%
Trading account liabilities(1)..          1,793          418     (76.7)
Acceptances.....................          2,866        5,587      94.9
Long-term debt..................            129        1,764        --
Other liabilities (2)...........          1,729        4,937     185.5
                                    -----------   ----------
Total liabilities...............         32,807       73,435     123.8
                                    -----------   ----------
Stockholders' equity............          2,471        2,830      14.5
                                    -----------   ----------
Total...........................    Rs.  35,278   Rs. 76,265     116.2
                                    ===========   ==========
---------
(1) Trading account liabilities are inter-bank borrowings and short-term borrowings from other institutions.

(2) Includes refinancing received from the Reserve Bank of India against our export credit, interest accrued but not due on deposits and bills payable.

     The following tables set forth, for the periods indicated, the components of our total deposits.

                                                    At March 31,
                                 -----------------------------------------------
                                                                       2000/1999
                                     1999          2000        2000    % change
                                 -----------   -----------   --------- ---------
                                         (in millions, except percentages)
Interest-bearing deposits:
  Savings deposits ..............Rs.  2,271    Rs.  5,332    US$   122    134.8%
  Time deposits .................    52,692        77,453        1,774     47.0
Total interest-bearing deposits .    54,963        82,785        1,896     50.6
Non interest bearing deposits:
  Demand deposits ...............     5,766        15,875          364    175.3
                                 ----------    ----------    ---------
Total deposits ..................Rs. 60,729    Rs. 98,660    US$ 2,260     62.5
                                 ==========    ==========    =========

                                                At March 31,
                                    ------------------------------------
                                                               1999/1998
                                        1998         1999       % change
                                    -----------   ----------   ---------
                                     (in millions, except percentages)
Interest-bearing deposits:
  Savings deposits ...............  Rs.  1,037    Rs.  2,271     119.0%
  Time deposits ..................      21,621        52,692     143.7
Total interest-bearing deposits ..      22,658        54,963     142.6
Non interest bearing deposits:
  Demand deposits ................       3,632         5,766      58.8
                                    ----------    ----------
Total deposits ...................  Rs. 26,290    Rs. 60,729     131.0
                                    ==========    ==========

     Our total deposits increased 62.5% in fiscal 2000 compared to at March 31, 1999. Some of this increase is attributable to our increased focus on deposit taking from retail customers by offering products targeted at different segments of customers, such as customers of "Power Pay", a direct deposit product designed to streamline the salary payment systems of our corporate customers. This focus on retail deposits taking was reflected in the 102% growth in our retail deposits in fiscal 2000 compared to 49.3% growth in our corporate deposits in the same period. Our savings account deposits increased 135% in fiscal 2000 as we continued our focus on building a strong retail depositor base. Our time deposits increased 47.0% in fiscal 2000. Our non-interest-bearing deposits increased 175.3% due to our specific thrust on this segment particularly through the development and marketing of our key corporate deposit products (described in "Business - Corporate Banking - Corporate Deposits") as it significantly reduces our cost of funds.

     Our total deposits increased 131.0% in fiscal 1999 from those at year-end fiscal 1998 as we focused on targeting different types of customers and offering them deposit services specifically tailored to their needs. As a result, in fiscal 1999, our corporate deposits increased 139.3% and our retail deposits increased 109.1%. Our savings account deposits increased 119.0% in fiscal 1999 as we continued our focus on building a strong retail depositor base. Our time deposits increased 143.7% in fiscal 1999 mainly from an increase in corporate deposits. Our non-interest-bearing deposits and savings account deposits grew at a lower rate than the time deposits, as customers appeared to prefer investing in higher earning time deposits. Long-term debt increased to Rs. 1.8 billion (US$ 41 million) at year-end fiscal 1999 from Rs. 129 million (US$3 million) at year-end fiscal 1998, primarily due to our issuing unsecured redeemable subordinated debentures of Rs. 1.7 billion (US$ 39 million) in fiscal 1999 to augment our Tier 2 capital level.

   Foreign Exchange and Derivative Contracts

     We enter into foreign exchange forward contracts, swap agreements and other derivative products, which enable customers to transfer, modify or reduce their foreign exchange and interest rate risks. Our foreign exchange contracts arise out of foreign exchange transactions, forward foreign exchange transactions with corporate and non-corporate customers and inter-bank foreign exchange transactions. We earn profit by way of an exchange margin as a mark-up over the exchange rate offer on customer transactions. We earn profit on inter-bank foreign exchange transactions by way of differences between the purchase rate and the sale rate. This income is booked as income from foreign exchange transactions.

     All our outstanding derivative contracts represent currency and interest rate swaps for our corporate customers. We have started offering these types of transactions only recently. The income earned by us on all such transactions is booked as trading account revenue.

     The following table sets forth, for the periods indicated, the notional amount of our derivative contracts.

                                     Notional principal amounts             Balance sheet credit exposure(1)
                                --------------------------------------      --------------------------------
                                             At March 31,                             At March 31,
                                --------------------------------------      --------------------------------
                                  1998          1999           2000            1998        1999       2000
                                ---------    ----------     ----------        -----      -------    -------
                                                                 (in millions)
Interest rate products:
Swap agreements...............          -             -     Rs.    900             -           -          -
                               ----------    ----------     ----------        ------     -------    -------
Total interest rate products..          -             -     Rs.    900             -           -          -
                               ==========    ==========     ==========        ======     =======    =======
Foreign exchange products:
Forward contracts ............ Rs. 23,528    Rs. 36,705     Rs. 62,892        Rs. 77     Rs. 425    Rs. 309
Swap agreements ..............          -         2,962          7,658             -           -          -
                               ----------    ----------     ----------        ------     -------    -------
Total foreign exchange
   Products .................. Rs. 23,528    Rs. 39,667     Rs. 70,550        Rs. 77     Rs. 425    Rs. 309
                               ==========    ==========     ==========        ======     =======    =======

---------
(1) Denotes the mark-to-market impact of the derivative and foreign exchange products at the indicated periods.


   Capital

     We are subject to the capital adequacy requirements of the Reserve Bank of India, which are primarily based on the capital adequacy accord reached by the Basle Committee of Banking Supervision, Bank of International Settlements in 1988. For a detailed description of the Reserve Bank of India's capital adequacy guidelines, see "Supervision and Regulation--Capital Adequacy Requirements". We are required to maintain a minimum ratio of total capital to risk adjusted assets as determined by a specified formula of 9.0%, at least half of which must be Tier 1 capital generally stockholders' equity.

     The following tables set forth, for the periods indicated, our risk-based capital, risk-weighted assets and risk-based capital adequacy ratios computed in accordance with the applicable Reserve Bank of India guidelines and based on our financial statements prepared in accordance with Indian GAAP.

                                                      At March 31
                                 -----------------------------------------------
                                                                       2000/1999
                                     1999         2000          2000   % change
                                 ----------    ----------    --------- ---------
                                 (in millions, except percentages)
Tier 1 capital.................. Rs.  3,035    Rs. 11,251    US$   258   270.7%
Tier 2 capital..................      1,549         1,437           32    (7.2)
                                 ----------    ----------    ---------
Total capital...................      4,584    Rs. 12,688    US$   290   176.8
                                 ==========    ==========    =========
On-balance sheet risk assets....     33,646        51,611        1,182    53.4
Off-balance sheet risk assets...      7,803        12,979          297    66.3
                                 ----------    ----------    ---------
Total risk assets............... Rs. 41,449    Rs. 64,590    US$ 1,479    55.8
                                 ==========    ==========    =========
Tier 1 capital adequacy ratio...       7.32%        17.42%
Tier 2 capital adequacy ratio...       3.74          2.22
                                 ----------    ----------
Total capital adequacy ratio....      11.06%        19.64%
                                 ==========    ==========

                                            Year ended March 31,
                                    ------------------------------------
                                                               1999/1998
                                        1998        1999       % change
                                    -----------   ----------   ---------
                                     (in millions, except percentages)
Tier 1 capital .................    Rs.  2,668    Rs.  3,035      13.8%
Tier 2 capital .................            20         1,549         -
                                    ----------    ----------
Total capital ..................         2,688         4,584      70.6
                                    ==========    ==========
On-balance sheet risk assets ...        15,801        33,646     112.9
Off-balance sheet risk assets ..         4,138         7,803      88.6
                                    ----------    ----------
Total risk assets ..............    Rs. 19,939    Rs. 41,449     107.9
                                    ==========    ==========
Tier 1 capital adequacy ratio ..         13.38%         7.32%
Tier 2 capital adequacy ratio ..          0.10          3.74
                                    ----------    ----------
Total capital adequacy ratio ...         13.48%        11.06%
                                    ==========    ==========

     Our total capital adequacy ratio computed under the applicable Reserve Bank of India guidelines and based on our financial statements prepared in accordance with Indian GAAP was 19.64% at March 31, 2000. Using the same basis of computation, our Tier 1 capital adequacy ratio was 17.42% and our Tier 2 capital adequacy ratio was 2.22% at March 31, 2000.

     Our total capital adequacy ratio computed under the applicable Reserve Bank of India guidelines and based on our financial statements prepared in accordance with US GAAP was 19.12% at March 31, 2000. Using the same basis of computation, our Tier 1 capital adequacy ratio was 17.19% and our Tier 2 capital adequacy ratio was 1.93% at March 31, 2000.

     Our total capital adequacy ratio computed under the applicable Reserve Bank of India guidelines and based on our financial statements prepared in accordance with US GAAP was 10.44% at year-end fiscal 1999. Using the same basis of computation, our Tier 1 capital adequacy ratio was 6.92% and our Tier 2 capital adequacy ratio was 3.52% at year-end fiscal 1999.

   Capital Expenditures

     The following table sets forth, for the periods indicated, the details of our capital expenditures.

                                        Year ended March 31,
                              ---------------------------------------
                                1998       1999      2000       2000
                              -------    -------    -------    ------
                                            (in millions)
Premises:
Owned ....................... Rs. 765    Rs. 221    Rs. 132    US$  3
Leasehold ...................      14         27         30         1
                              -------    -------    -------    ------
Total premises ..............     779        248        162         4
Computers and accessories ...     111        115        248         6
Other .......................      95        124        197         4
                              -------    -------    -------    ------
Total capital expenditures .. Rs. 985    Rs. 487    Rs. 607    US$ 14
                              =======    =======    =======    ======

     Capital expenditures increased 24.6% in fiscal 2000 compared to fiscal 1999 primarily due to a 115.7% increase in computers and accessories capital expenditures and a 58.9% increase in other capital expenditures, including furniture, air-conditioning and office equipment purchased for new branches opened in this period and expenditures relating to renovations to our existing offices to better serve our increased number of customers. Premises capital expenditures decreased in fiscal 2000 by 34.7% largely as a result of the absence of the capital expenditures incurred in fiscal 1999 for residential premises for staff members. Capital expenditures decreased 50.6% in fiscal 1999 compared to fiscal 1998 primarily due to a 68.2% decrease in premises capital expenditures caused by the absence of the capital expenditures incurred in fiscal 1998 for the purchase of office premises in Mumbai, Bangalore and Coimbatore.

     We plan to spend approximately Rs. 1.6 billion (US$ 36 million) in capital expenditures during fiscal 2001 and fiscal 2002 for the setting up of additional branches and other delivery channels. The proposed capital expenditure includes expenses on computers and accessories and other office equipment.

Future Impact of New Accounting Standards

     The Securities Exchange Commission (SEC) issued Staff Accounting Bulletin
(SAB) No. 101, "Revenue Recognition in Financial Statements" on December 3, 1999. SAB 101 provides additional guidelines on the application of existing generally accepted accounting principles to revenue recognition in financial statements. We do not expect the guidance of SAB 101 to have a material effect on our financial statements.

     The Financial Accounting Standards Board (FASB) issued Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation, an Interpretation of Accounting Principles Board's Opinion No. 25" in March 2000. This interpretation clarifies the application of Accounting Principles Board's Opinion No. 25 on "Accounting for Stocks issued to Employees", with reference to certain issues in accounting of employee stock options and is generally effective as of July 1, 2000. We do not expect Interpretation No. 44 to have a material effect on our financial statements.

     In June 1998, the FASB issued Statements of Financial Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". In June 1999, the FASB issued SFAS No. 117, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, which delayed the effective date of SFAS No. 133 to fiscal periods beginning after June 15, 2000. As our derivative activities are not significant, we do not expect SFAS No. 133 to have a material effect on our financial statements.

                                   MANAGEMENT

Directors and Executive Officers

     Our board of directors, which consists of eight members, is responsible for the management of our business. Our organizational documents provide for at least three and no more than twelve directors. We may, subject to the provisions of our organizational documents and the Indian Companies Act, change the minimum or maximum number of directors by a resolution which is passed at a general meeting by a majority of 75.0% of the present and voting shareholders.

     The composition of our board of directors reflects the principal shareholdings held by ICICI, the requirements of the Indian Banking Regulation Act and the public ownership in India. Under the terms of our organizational documents, ICICI is entitled to appoint one-third of the total number of directors of our board. ICICI is also permitted to vote on the appointment of the remaining members of our board of directors. ICICI has nominated two directors to our board. Pursuant to our organizational documents, to convene a board meeting, one of the two ICICI directors on our board of directors must be present unless they waive this requirement in writing. The Banking Regulation Act requires that not less than 51% of the board members have special knowledge or practical experience in areas relevant to banking including accounting, finance, agriculture, banking and small scale industry. Accordingly, all our directors are professionals with special knowledge of accountancy, banking, economics, administration and management. Of these, one director has expertise in the area of agriculture and another director has experience in small scale industries, as required by the Banking Regulation Act. In addition, under the Banking Regulation Act, the Reserve Bank of India may require us to convene a meeting of our shareholders for the purposes of appointing new directors to our board of directors.

     Our organizational documents also provide that we may execute trust deeds securing our debentures under which the trustee or trustees may appoint a director, known as a debenture director. The debenture director is not subject to retirement by rotation and may only be removed as provided in the relevant trust deed. There is no debenture director on our board of directors.

     Our organizational documents further provide that ICICI may appoint one of their nominated directors to act as the Executive Chairman and Managing Director of our board for terms not exceeding five years at a time. The board of directors has powers to appoint one of the directors to be the Executive Chairman or Managing Director, if ICICI has not appointed one of its nominee directors. The board of directors has proposed Mr. K. V. Kamath to be the non-executive Chairman of our board of directors, subject to approval of the Reserve Bank of India. Application to the Reserve Bank of India seeking approval for this appointment has been submitted. We are awaiting this approval. Mr. H. N. Sinor has been appointed our Managing Director and Chief Executive Officer by the shareholders with effect from June 1, 1998 for a period of five years.

     At least two-thirds of the total number of directors, excluding the debenture director and the directors nominated by ICICI, are subject to retirement by rotation. One-third of these directors must retire from office at each annual meeting of shareholders. A retiring director is eligible for re-election. None of our directors other than the Chairman or executive directors shall hold office continuously for a period exceeding eight years.

     Our board of directors at July 31, 2000 had the following members:

                                           Date of
  Name, Designation and Profession       appointment                 Other appointments
------------------------------------    --------------        ---------------------------------
Mr. Kundapur Vaman Kamath               April 17, 1996        Chairman

Profession: Managing                                          ICICI Infotech Services Limited
Director and Chief Executive                                  ICICI Personal Financial Services
Officer of ICICI                                              Limited
                                                              ICICI Prudential Life Insurance Company Limited
                                                              ICICI Securities and Finance
                                                              Company Limited
                                                              ICICI Venture Funds Management
                                                              Company Limited
                                                              ICICI Web Trade Limited
                                                              Prudential ICICI Asset Management
                                                              Company Limited

                                                              Director
                                                              Indian Institute of Management,
                                                              Ahmedabad
                                                              National Development Bank, Sri Lanka

                                                              Vice Chairman
                                                              Indian Business School

                                                              Member -- Governing Board
                                                              Entrepreneurship Development
                                                              Institute of India
                                                              National Institute of Bank Management

                                                              Member -- Managing Committee
                                                              The Associated Chambers of Commerce
                                                              Industry of India (ASSOCHAM)

                                                              Member -- Governing Council
                                                              Manel Srinivas Nayak Institute of
                                                              Management

                                                              Member -- Advisory Board
                                                              NCR Financial Solutions Group Limited,
                                                              London
                                                              The Economic Times Editorial

                                                              Member -- Board of Management
                                                              Manipal Academy of Higher Education

                                                              Member
                                                              Confederation of Indian Industry

Mrs. Lalita Dileep Gupte                September 12, 1994    Chairperson

Profession: Joint Managing                                    ICICI Capital Services Limited
Director and Chief Operating                                  ICICI Home Finance Company Limited
Officer of ICICI

                                                              Director
                                                              G. S. Mhaskar Private Limited
                                                              ICICI Infotech Services Limited
                                                              ICICI Personal Financial Services
                                                              Limited
                                                              ICICI Prudential Life Insurance Company Limited
                                                              ICICI Securities and Finance Company
                                                              Limited
                                                              ICICI Venture Funds Management Company
                                                              Limited
                                                              ICICI Web Trade Limited
                                                              National Stock Exchange of India
                                                              Limited
                                                              Prudential ICICI Asset Management
                                                              Company Limited

Dr. Satish Chandra Jha                  May 2, 1997           Director-- Governing Board

Profession: Development Economist                             The Delhi Stock Exchange Association
                                                              Limited
                                                              Director
                                                              Phillips India Limited
                                                              SREI International Finance Limited
                                                              Walchand Capital Limited

Mr. Raghunathan Rajamani                December 2, 1994      Director

Profession: Retired                                           CanBank Computer Service Limited
Government Official
                                                              Trustee
                                                              Sundaram Mutual Fund




Mr. Bhupendranath V. Bhargava           September 12, 1994    Chairman

Profession: Chairman,                                         India Index Services and Products
Credit Rating and                                                Limited
Information Services of India Limited
                                                              Director
                                                              BPL Cellular Holdings Limited
                                                              Cosmo Films Limited
                                                              Grasim Industries Limited
                                                              HEG Limited
                                                              J. K. Corporation Limited
                                                              Raymond Limited
                                                              Supreme Industries Limited

                                                              Trustee
                                                              Amarnath Vidya Ashram
                                                              Sri Shanmukhananda Fine Arts and
                                                              Sangeetha
                                                              Sabha

Mr. Uday Madhav Chitale                 August 21, 1997       Director

Profession: Partner,                                          Crossdomain Solutions Private Limited
M.P Chitale & Company                                         DFK Consulting Services (India) Private
(Chartered Accountants)                                          Limited
                                                              Seahorse Industries Limited

                                                              Partner
                                                              M.P Chitale & Associates

                                                              Chairman of Executive Committee
                                                              Shishu Vihar Mandal

Mr. Somesh R Sathe                      January 29, 1998      Managing Director

Profession: Managing Director,                                ESSP Meditek Private Limited
Arbes Tools Private Limited                                   Sukeshan Equipments Private Limited

Mr. H.N. Sinor                          August 21, 1997

Profession: Managing Director
and Chief Executive Officer


     Our executive officers at March 31, 2000 were as follows:

                                                                  Total
                                                    Years of   remuneration
                                                      work       in fiscal                     Stock
          Name             Age       Position      experience     2000(1)     Shareholdings  options(2)
-------------------------  ---   ----------------  ----------  ------------   -------------  ----------
Mr. H.N. Sinor              55   Managing              34      Rs. 3,266,336      1,100         75,000
                                 Director
                                 and Chief
                                 Executive Officer
Mr. P.H. Ravikumar          48   Senior Executive      27         1,302,877       1,000         31,250
                                 Vice President
Mr. M.N. Gopinath           51   Senior Executive      30         1,554,221       1,200         31,250
                                 Vice President
Mr. Alladi Ashok            48   Senior Executive      28         1,181,940         100         18,750
                                 Vice President
Mr. E.S. Mohan              49   Executive Vice        26           727,330       1,000             --
                                 President
Mr. A.V.A. Subramaniam      57   Executive Vice        28         1,075,156       1,000             --
                                 President
Mr. G. Venkatakrishnan      49   Executive Vice        25         1,137,256          --         25,000
                                 President and
                                 Chief Financial
                                 Officer
Mr. K.S. Harshan(3)         48   Senior Vice           23           901,095       1,000         18,750
                                 President
Mr. M.S. Annigeri(3)        46   Senior Vice           20           932,020       1,000         18,750
                                 President
Mr. R.B. Nirantar(3)        46   Senior Vice           21           982,085         100         18,750
                                 President
Mr. Bhashyam Seshan         43   Company               22           867,997       1,200          7,500
                                 Secretary

---------
(1) Including bonuses as described under "-Compensation and Benefits to Directors and Officers- Bonus."

(2) See "-Compensation and Benefits to Directors and Officers- Employee Stock Option Scheme" for a description of the terms of these stock options.

(3)  Promoted as Executive Vice President from April 1, 2000.

     Mr. H. N. Sinor holds Bachelor's degrees in Commerce and Law. Mr. Sinor started his career with the Central Bank of India in September 1965 and moved to the Union Bank of India in 1969. He worked in various positions gaining experience in working capital finance, branch banking, resources and corporate planning. Mr. Sinor returned to Central Bank of India as its Executive Director in December 1996. Mr. Sinor joined us on July 1, 1997 and our board on August 21, 1997 and was appointed our Managing Director and Chief Executive Officer with effect from June 1, 1998.

     Mr. P. H. Ravikumar has a Bachelor of Commerce degree and is a Certified Associate of the Institute of Bankers both of London and India. Mr. Ravikumar joined the Bank of India in September 1972. In his 22 years with the Bank of India, he has worked at various offices in India and in Paris, in the areas of branch management, treasury, international banking, commercial advances and planning. Mr. Ravikumar joined us in 1994 and is the Senior Executive Vice President heading the Corporate Banking.

     Mr. M. N. Gopinath holds a Bachelor's degree in Commerce, a Master's degree in Business Administration and is a Certified Associate of the Indian Institute of Bankers, Mumbai. He joined the Bank of India in 1970. In his 25 years with Bank of India, he has worked at various offices in India and in the US. He has gained experience in credit, international banking, training, branch management, operations, treasury, leasing and housing finance. He was transferred by the Bank of India to its merchant banking subsidiary, BOI Finance Limited, as General Manager. Mr. Gopinath joined us in 1995 and is the Senior Executive Vice President heading the Retail Banking.

     Mr. Alladi Ashok has a Bachelor of Science degree. Mr. Ashok started his career with the State Bank of India in 1972. He worked in different branches of State Bank of India both in India and in the US. He has handled various responsibilities including working capital financing, credit administration, branch management, foreign exchange and treasury. He joined us in 1996 and is the Senior Executive Vice President heading our Risk Management Department.

     Mr. E. S. Mohan holds Master's degrees in Science and in Business Administration. He is a Certified Associate of the Institute of Bankers of both London and India. He joined the Bank of India in 1974. He was posted at various offices of the Bank of India in India and U.K and gained exposure in treasury management, foreign exchange, commercial loans and branch banking. Mr. Mohan joined us in 1994. He is an Executive Vice President and is on secondment to Inter Commercial Bank Limited, Trinidad and Tobago as the Advisor to the Managing Director of that bank.

     Mr. A. V. A. Subramaniam has a Bachelor of Arts degree, a diploma in Systems Management and is a Certified Associate of the Indian Institute of Bankers. He joined the State Bank of India in 1965. He has worked in various areas including the audit and inspection of general banking and foreign exchange businesses of large branches and foreign offices. Mr. Subramaniam joined us in 1995. He was the Executive Vice President heading our Audit Department prior to April 30, 2000, when he retired on superannuation.

     Mr. G. Venkatakrishnan holds a Master's degree in Science and a post graduate diploma in bank management. He is a graduate member of Cost and Works Accountants of India and a Certified Associate of the Indian Institute of Bankers, Mumbai. He began his career as an officer with the State Bank of India in 1974. He has held various positions and worked in areas including international banking, auditing, compliance and balance sheet management. Mr. Venkatakrishnan joined us in 1997 and is the Executive Vice President and Chief Financial Officer.

     Mr. K. S. Harshan holds a Master's degree in Economics and a post graduate diploma in Management. He began his career with the Union Bank of India in 1976. In his 18 years with Union Bank of India, he has worked at various offices in India and in London, in the areas of branch management, international trade finance, foreign exchange and operations. Mr. Harshan joined us in 1994 and is a Senior Vice President and head of Foreign Exchange and International Banking.

     Mr. M. S. Annigeri holds a Bachelor's degree in Science. He joined the State Bank of India in 1979. He was posted at various offices of the State Bank of India and gained exposure in branch management and treasury management. Mr. Annigeri joined us in 1996 and is a Senior Vice President and head of Domestic Treasury.

     Mr. R. B. Nirantar has a Bachelor's degree in Commerce, a diploma in Industrial Relations and Personnel Management and is a Certified Associate of the Indian Institute of Bankers. He also holds a degree in General Law. He joined the Union Bank of India in 1974. He joined us in 1994 and is Senior Vice President and heads our Human Resources Development department.

     Mr. Bhashyam Seshan has a Bachelor's degree in Commerce. He is an Associate Member of the Institute of Company Secretaries of India. He started his career with State Bank of Travancore in 1978 and joined us in 1994. He is our Company Secretary.

Corporate Governance

     Our corporate governance policies recognize the accountability of the board and the importance of making the board transparent to all our constituents, including employees, customers, investors and the regulatory authorities, and to demonstrate that the shareholders are the ultimate beneficiaries of our economic activities. We have taken a series of steps including the setting up of board sub-committees to oversee the functions of executive management. All important board committees consist mainly of non-executive directors. These board committees meet regularly.

     Our board's role, functions, responsibility and accountability are clearly defined. In addition to its primary role of monitoring corporate performance, the functions of the board include:

     o    approving corporate philosophy and mission;

     o    participating in the formulation of strategic and business plans;

     o    reviewing and approving financial plans and budgets;

     o monitoring corporate performance against strategic and business plans, including overseeing operations;

     o    ensuring ethical behavior and compliance with laws and regulations;

     o    reviewing and approving borrowing limits;

     o    formulating exposure limits; and

     o keeping shareholders informed regarding plans, strategies and performance.

     To enable the board of directors to discharge these responsibilities effectively, our executive management gives detailed reports on our performance on a quarterly basis.

     The board functions either as a full board or through committees. The following committees have been formed to focus on specific issues.

   Audit and Risk Committee

     The Audit and Risk Committee consists of five directors, all of which are independent directors. The current members are Mr. Uday M. Chitale, Mrs. Lalita
D. Gupte, Mr. R. Rajamani, Mr. B.V. Bhargava and Dr. Satish C. Jha. It provides direction to and oversees the audit and risk management function, reviews the financial accounts, interacts with statutory auditors and reviews matters of special interest.

   Committee of Directors

     The Committee of Directors consists of five directors, including the Managing Director and Chief Executive Officer. The current members are Mr. K.V. Kamath, Mrs. Lalita D. Gupte, Mr. B.V. Bhargava, Mr. Uday M. Chitale and Mr. H.N. Sinor. This Committee has delegated financial powers and approves loan proposals and expenditures within the broad parameters of the delegated authority.

   Compensation Committee

     The Compensation Committee consists of four directors including the Managing Director and Chief Executive Officer. The current members are Mrs. Lalita D. Gupte, Mr. Somesh R. Sathe, Mr. Uday M. Chitale and Mr. H.N. Sinor. The functions of the committee include considering and recommending to the board the amount of compensation payable to the executive directors, fees payable to other directors and framing the guidelines and management of the employee stock option scheme.

   Nomination Committee

     The Nomination Committee consists of four directors including the Managing Director and Chief Executive Officer. The current members are Mr. K.V. Kamath, Mr. R. Rajamani, Mr. B.V. Bhargava and Mr. H.N. Sinor. The functions of this committee include the submission of recommendations to the board to fill vacancies on the board or in senior management positions.

   Share Transfer Committee

     The Share Transfer Committee consists of four directors including the Managing Director and Chief Executive Officer. The current members are Mrs. Lalita D. Gupte, Mr. B.V. Bhargava, Mr. Uday M. Chitale and Mr. H.N. Sinor. This committee reviews and approves transfers of our equity shares and debentures.

Compensation and Benefits to Directors and Officers

     Under our organizational documents, each director, except directors nominated by ICICI and the Managing Director and Chief Executive Officer, is entitled to remuneration for attending each meeting of the board or of a board committee. The amount of remuneration is set by the board from time to time in accordance with limitations prescribed by the Indian Companies Act or the government of India. Remuneration for attending a board meeting is Rs. 5,000 (US$ 115) and for a committee meeting Rs. 2,000 (US$ 46). We reimburse directors for travel and related expenses in connection with board and committee meetings and with related matters. If a director is required to perform services for us beyond attending meetings, we may remunerate the director as determined by the board of directors and this remuneration may be either in addition to or as substitution for the remuneration discussed above.

     At its meeting held on March 28, 1998, the board of directors decided to revise the salary paid to the Managing Director and Chief Executive Officer, effective June 1, 1998. This was approved at the annual meeting of the shareholders on June 15, 1998. The board or the compensation committee may in its exclusive discretion fix the salary payable within the range of Rs. 60,000 to Rs. 120,000 (US$ 1,375 to US$ 2,749) per month, exclusive of committed bonus and special achievement bonus.

     The total compensation paid by us to our directors and our executive officers in fiscal 2000 was Rs. 14 million (US$ 321,000).

   Bonus

     Each year, our board of directors awards bonuses to our employees including the Managing Director and Chief Executive Officer on the basis of performance and seniority. The performance of each employee is judged by a management appraisal system. The aggregate amount paid towards bonuses to all eligible employees in fiscal 2000 was Rs. 80 million (US$ 1.8 million).

   Employee Stock Option Scheme

     On January 24, 2000, our board approved an employee stock option scheme to attract, encourage and retain high performing employees. Our shareholders approved this scheme at the extraordinary general meeting on February 21, 2000. This scheme was drafted in accordance with guidelines issued by the Securities and Exchange Board of India. Under this scheme, up to 5.0% of our issued equity shares can be allocated to employee stock options. The stock options will entitle our eligible employees and directors, and eligible employees and directors of our subsidiary and holding companies to apply for equity shares. We do not have any subsidiaries so only our eligible employees and directors and ICICI's eligible employees and directors could apply for equity shares. Eligible employees include those that are assistant managers or higher. During fiscal 2000, a total of 1,788,000 stock options were granted to 426 employees and directors of ICICI Bank and ICICI. Of these, 75,000 stock options allocated to non-executive directors were forfeited upon such non-executive directors refusing to accept the stock options on the basis of good corporate governance principles. Each stock option is exercisable for one equity share. On a fully-diluted basis, these stock options constituted 0.9% of our issued share capital as of March 31, 2000. These stock options have an exercise price of Rs.
171.90 (US$ 4) per equity share, which was the closing price on the BSE on February 21, 2000. These stock options vest in installments over a period of three years with 20.0% of the options vesting at the end of the first year, 30.0% at the end of the second year and 50.0% at the end of the third year. These options can be exercised within 10 years from the date of their grant or five years from the date of vesting, whichever is later.

     ICICI has an employee stock option scheme. Under this scheme, eligible employees of ICICI group, including our employees, may be granted options on shares of ICICI.

   Loans

     Our bank has internal rules and regulations to grant loans to employees to acquire certain assets such as property, vehicles and other consumer durables. These loans are made at interest rates ranging from 3.5% to 6.0% per annum and are repayable over fixed periods of time. The loans are generally secured by the assets acquired by the employees. We have also given loans to our employees for purchasing our shares in the offering made by ICICI in June 1997 at the public offering price. At March 31, 2000, there were Rs. 221 million (US$ 5 million) loans outstanding to employees. Pursuant to the Banking Regulation Act, our non-executive directors are not eligible for any loans. At March 31, 2000, there was no outstanding loan to our directors.

   Gratuity

     Under Indian law, we are required to pay a gratuity to employees who after at least five years of continuous service have resigned or retired. Our bank has set up a gratuity fund administered by the Life Insurance Corporation of India. In accordance with our gratuity fund's rules, actuarial valuation of gratuity liability is made based on certain assumptions regarding rate of interest, salary growth, mortality and staff turnover. The total corpus of the fund at March 31, 2000 was Rs. 17 million (US$ 390,000).

   Superannuation Fund

     We contribute 15.0% of the total annual salary of each employee to a superannuation fund, which is administered by the Life Insurance Corporation of India. An employee gets 33.3% of the commuted value on retirement and a monthly pension after that for life. In the event of a death of an employee, beneficiary receives the accumulated balance of the commuted value of 66.7%. The total corpus of the fund at March 31, 2000 was Rs. 55 million (US$ 1 million).

   Provident Fund

     We are statutorily required to maintain a provident fund as a part of our retirement benefits to our employees. Each employee contributes 12.0% of his or her salary and we contribute an equal amount to the fund. This fund is managed by in-house trustees. The investments of the fund are made according to rules made by the government of India. The accounts of the fund are audited by independent auditors. The corpus of the fund at March 31, 2000 was Rs. 86 million (US$ 2 million). We contributed Rs. 16 million (US$ 3,67,000 million) to the provident fund in fiscal 2000.

   Interest of Management in Certain Transactions

     Except as otherwise stated in this annual report, no amount or benefit has been paid or given to any of our directors or officers.

                           RELATED PARTY TRANSACTIONS

     We have entered into several cost-sharing arrangements with ICICI and other group companies, including:

Lease Agreements with ICICI

     We have entered into lease agreements with ICICI, as lessor, at market rates for the lease of certain properties for both office and residential purposes and for the lease of ATMs. We paid Rs. 92 million (US$ 2.1 million), Rs. 20 million (US$ 460,000 million), Rs. 7 million (US$ 160,000 million) and Rs. 36 million (US$ 825,000 million) in fiscal 1997, 1998, 1999 and 2000 respectively for the use of ICICI property for office and residential purposes. We paid Rs. 5 million (US$ 115,000) in fiscal 2000 for the lease of ATMs. We did not lease ATMs from ICICI before this period. These lease agreements contain terms and conditions that are standard for agreements of these types. We also paid interest of Rs. 4 million (US$ 92,000) to the parent company for capital advances made by the parent company for purchase of equipment.

Agreements with ICICI Personal Financial Services Limited

     On December 15, 1999, we entered into an agreement with ICICI Personal Financial Services for the provision by them of services related to our telephone banking call centers. The initial term of the agreement is one year. Under this agreement, we paid fees of Rs.3 million (US$ 69,000) to ICICI Personal Financial Services based on the number of calls handled by the call centers.

     On January 3, 2000, we entered into another agreement with ICICI Personal Finance Services seconding some of their employees with skills in marketing and credit processing activities relating to our credit card business. On January 17, 2000, we entered into another agreement with ICICI Personal Financial Services for the provision by them of credit card processing services. Under these agreements, we reimbursed ICICI Personal Finance Services an amount of Rs. 28 million (US$ 641,000) for all costs incurred by them, including salaries and other operating costs plus a mark-up up to 10.0%.

Agreements with ICICI Infotech Service Limited

     On September 9, 1997, we entered into an agreement with ICICI Infotech for the provision of services by them relating to the handling of share transfer activities. This agreement expires in September 2002. In fiscal 1998, 1999 and 2000, we paid Rs. 3 million, (US$ 69,000), Rs. 6 million (US$ 137,000) and Rs. 4 million ((US$ 92,000) respectively, to ICICI Infotech pursuant to this agreement. We also paid Rs.6 million (US$ 137,000) in fiscal 2000 for depositary services provided by the above affiliate.

     On September 1, 1999, we entered into another agreement with ICICI Infotech for seconding some of their employees for providing information technology services. We reimbursed the salaries of ICICI Infotech employees seconded to us. In fiscal 2000, we paid ICICI Infotech Rs. 10 million (US$ 229,000).

Other Transactions with ICICI

     We have generated fee and commission income from ICICI, as one of our customers, for the provision of banking services to ICICI, including cash management services, the management of ICICI bond issues, remittances and collection. We provided these services to ICICI at market rates. ICICI paid a total of Rs. 6 million (US$ 137,000), Rs. 15 million (US$ 344,000), Rs. 12 million (US$ 275,000) and Rs. 24 million (US $ 550,000) to us in fiscal 1997, 1998, 1999 and 2000 respectively, for these banking services.

     We have generated fee and commission income since January 1999 from our customers that hold depositary share accounts. We are able to offer this product because ICICI is a depositary participant with the National Securities Depository Limited. ICICI does not charge us any fees for acting as the depositary participant on behalf of our customers. During fiscal 2000, we generated fee and commission income related to our depositary share account holders of Rs. 14 million (US$ 321,000).

     We paid Rs. 2 million (US$ 46,000), Rs. 1 million (US$ 23,000), Rs. 1 million (US$ 23,000) and Rs. 2 million (US$ 46,000) to ICICI in fiscal 1997, 1998, 1999 and 2000 respectively, for the secondment of ICICI employees to us. We also received Rs. 6 million (US$ 137,000) in fiscal 2000 for secondment of our employees to ICICI.

     We enter into foreign exchange currency swaps and interest rate swaps with the parent company on a back to back basis. The outstanding contracts at March 31, 2000 are cross currency swaps amounting to Rs 3,829 million (US$ 87.7million) and interest rate swaps amounting to Rs 800 million (US$ 18.3 million).

     We have paid to ICICI interest on deposits and borrowings in call money markets in the amount of Rs. 27 million (US$ 619,000), Rs. 105 million (US$ 2.4 million), Rs. 125 million (US$ 2.9 million) and Rs. 261 million (US $ 6 million) in fiscal 1997, 1998, 1999 and 2000 respectively.

     In addition, we have paid dividends to ICICI, as our shareholder, in the amount of Rs. 113 million (US$ 2.6 million), Rs. 120 million (US$ 2.7 million), Rs. 147 million (US$ 3.4 million) and Rs. 184 million (US$ 4.2 million) for fiscal 1997, 1998, 1999 and 2000 respectively. We have paid the same dividend per share to ICICI as we have paid to all our other shareholders.

                    OVERVIEW OF THE INDIAN FINANCIAL SECTOR

     The information in this section has been extracted from publicly available documents from various sources, including officially prepared materials from the government of India and its various ministries and the Reserve Bank of India, and has not been prepared or independently verified by us. This is the latest available information to our knowledge at year-end fiscal 2000.

     The Reserve Bank of India, the central banking and monetary authority of India, is the central regulatory and supervisory authority for the Indian financial system. A variety of financial intermediaries in the public and private sectors participate in India's financial sector, including the following:

     o    commercial banks;

     o    long-term lending institutions;

     o    non-bank finance companies, including housing finance companies; and

     o other specialized financial institutions, and state-level financial institutions.

     Until the early 1990s, the Indian financial system was strictly controlled. Interest rates were administered, formal and informal parameters governed the asset allocation, and strict controls limited entry into and expansion within the financial sector. The government of India's economic reform program, which began in 1991, encompassed the financial sector. The first phase of the reform process began with the implementation of the recommendations of the Committee on the Financial System, the Narasimham Committee I. The reform process has now entered into its second phase. See "--Banking Sector Reform--Committee on Banking Sector Reform (Narasimham Committee II)".

     This discussion presents an overview of the role and activities of the Reserve Bank of India and of each of the major participants in the Indian financial system, with a focus on the commercial banks and the long-term lending institutions. This is followed by a brief summary of the banking reform process along with the recommendations of various committees which have played a key role in the reform process. We then present a brief discussion on the impact of the liberalization process on long-term lending institutions and commercial banks. Finally, reforms in the non-banking financial sector are briefly reviewed.

Reserve Bank of India

     The Reserve Bank of India, established in 1935, is the central banking and monetary authority in India. The Reserve Bank of India manages the country's money supply and foreign exchange and also serves as a bank for the government of India and for the country's commercial banks. In addition to these traditional central banking roles, the Reserve Bank of India undertakes certain developmental and promotional roles.

     The Reserve Bank of India issues guidelines on exposure standards, income recognition, asset classification, provisioning for non-performing assets and capital adequacy standards for commercial banks, long-term lending institutions and non-bank finance companies. The Reserve Bank of India requires these institutions to furnish information relating to their businesses to the Reserve Bank of India on a regular basis. For further discussion regarding Reserve Bank of India's role as the regulatory and supervisory authority, of India's financial system and its impact on us, see "Supervision and Regulation".

Commercial Banks

     Commercial banks in India have traditionally focused only on meeting the short-term financial needs of industry, trade and agriculture. At year-end fiscal 2000, there were 297 scheduled commercial banks in the country, with a network of 65,521 branches serving approximately Rs. 8.2 trillion in deposit accounts. Scheduled commercial banks are banks which are listed in the schedule to the Reserve Bank of India Act, 1934, and may further be classified as public sector banks, private sector banks and foreign banks.

     Commercial banks have a presence throughout India, with nearly 71.8% of bank branches located in rural or semi-urban areas of the country. A large number of these branches belong to the public sector banks.

   Public Sector Banks

     Public sector banks make up the largest category in the Indian banking system. They include the State Bank of India and its associate banks, 19 nationalized banks and 196 regional rural banks. Excluding the regional rural banks, the remaining public sector banks have 45,957 branches, and account for 76.8% of the outstanding gross bank credit and 78.7% of the aggregate deposits of the scheduled commercial banks. The public sector banks' large network of branches enables them to fund themselves out of low cost deposits.

     The State Bank of India is the largest public sector bank in India. At year-end fiscal 2000, the State Bank of India and its seven associate banks had 13,388 branches. They accounted for 24.7% of aggregate deposits and 29.1% of outstanding gross bank credit of all scheduled commercial banks.

     Regional rural banks were established from 1976 to 1987 by the central government, state governments and sponsoring commercial banks jointly with a view to develop the rural economy. Regional rural banks provide credit to small farmers, artisans, small entrepreneurs and agricultural laborers. There were 196 regional rural banks at year-end fiscal 2000 with 14,462 branches, accounting for 3.9% of aggregate deposits and 2.8% of gross bank credit outstanding of scheduled commercial banks.

   Private Sector Banks

     After the first phase of bank nationalization was completed in 1969, public sector banks made up the largest portion of Indian banking. The focus on public sector banks was maintained throughout the 1970s and 1980s. Furthermore, existing private sector banks which showed signs of an eventual default were merged with state-owned banks. In July 1993, as part of the banking reform process and as a measure to induce competition in the banking sector, the Reserve Bank of India permitted entry by the private sector into the banking system. This resulted in the introduction of nine private sector banks, including ICICI Bank. These banks are collectively known as the "new" private sector banks. With the merger of Times Bank Limited into HDFC Bank Limited in February 2000, there are only eight "new" private sector banks at present. In addition, 25 private sector banks existing prior to July 1993 are currently operating.

     At year-end fiscal 2000, private sector banks accounted for approximately 11.7% of aggregate deposits and 12.4% of gross bank credit outstanding of the scheduled commercial banks. Their network of 4,931 branches accounted for 7.5% of the total branch network of scheduled commercial banks in the country.

   Foreign Banks

     At June 30, 2000, there were 42 foreign banks with 183 branches operating in India. At year-end fiscal 2000, foreign banks accounted for 5.7% of aggregate deposits and 8.0% of outstanding gross bank credit of scheduled commercial banks. As part of the liberalization process, the Reserve Bank of India has permitted foreign banks to operate more freely, subject to requirements largely similar to those imposed on domestic banks. This has led to increased foreign banking activity.

     The primary activity of most foreign banks in India has been in the corporate segment. However, in recent years, some of the larger foreign banks have started to make consumer financing a larger part of their portfolios based on the growth opportunities in this area in India. These banks also offer products such as automobile finance, home loans, credit cards and household consumer finance.

   Cooperative Banks

     Cooperative banks cater to the financial needs of agriculture, small industry and self-employed businessmen in urban and semi-urban areas of India. The state land development banks and the primary land development banks provide long-term credit for agriculture.

Long-Term Lending Institutions

     The long-term lending institutions were established to provide medium-term and long-term financial assistance to various industries for setting up new projects and for the expansion and modernization of existing facilities. These institutions provide fund-based and non-fund-based assistance to industry in the form of loans, underwriting, direct subscription to shares, debentures and guarantees. The primary long-term lending institutions include ICICI Limited, the Industrial Development Bank of India, the Industrial Finance Corporation of India Limited and the Industrial Investment Bank of India.

     The long-term lending institutions were expected to play a critical role in Indian industrial growth and accordingly, had access to concessional government funding. However, in recent years, the operating environment of the long-term lending institutions has changed substantially. Although the initial role of these institutions was largely limited to providing a channel for government funding to industry, the reform process has required them to expand the scope of their business activities. Their new activities include:

     o    fee-based activities like investment banking and advisory services;
          and

     o short-term lending activity including issuing corporate finance and working capital loans.

     In addition, there are three other investment institutions at the national level, Life Insurance Corporation of India, General Insurance Corporation of India and its subsidiaries and Unit Trust of India, which also provide long-term financial assistance to the industrial sector.

Non-Bank Finance Companies

     There are over 10,000 non-bank finance companies in India, mostly in the private sector. All non-bank finance companies are required to register with the Reserve Bank of India. The non-bank finance companies may be categorized into entities which take public deposits and those which do not. The companies which accept public deposits are subject to strict supervision and capital adequacy requirements of the Reserve Bank of India. ICICI Securities is a non-bank finance company, which does not accept public deposits.

     The scope and activities of non-bank finance companies have grown significantly over the years. The primary activities of the non-bank finance companies are consumer credit, including automobile finance, home finance and consumer durable products finance, wholesale finance products to small and medium-sized companies such as bills discounting, and fee-based services such as investment banking and underwriting.

     Over the last few years, certain non-bank finance companies have defaulted to investors and depositors, and consequently actions (including bankruptcy proceedings) have been initiated against them, many of which are currently pending.

   Housing Finance Companies

     Housing finance companies form a distinct sub-group of the non-bank finance companies. As a result of the various incentives given to investing in the housing sector by the government in recent years, the scope of this business has grown substantially. Housing Development Finance Corporation Limited is a premier institution providing housing finance in India. In addition, insurance institutions like Life Insurance Corporation of India and several commercial banks have also established housing finance subsidiaries. The National Housing Bank and the Housing and Urban Development Corporation Limited are the two government-controlled financial institutions created to improve the availability of housing finance in India.

Other Financial Institutions

   Specialized Financial Institutions

     In addition to the long-term lending institutions, there are various specialized financial institutions which cater to the specific needs of different sectors. They include the National Bank for Agricultural and Rural Development, Export Import Bank of India, the Small Industries Development Bank of India, ICICI Venture Funds Management Company Limited, Risk Capital and Technology Finance Corporation Limited, Tourism Finance Corporation of India Limited, National Housing Bank, Power Finance Corporation Limited and the Infrastructure Development Finance Corporation Limited.

   State Level Financial Institutions

     State financial corporations operate at the state level and form an integral part of the institutional financing system. State financial corporations were set up to finance and promote small and medium-sized enterprises. The state financial institutions are expected to achieve balanced regional socio-economic growth by generating employment opportunities and widening the ownership base of industry. At the state level, there are also state industrial development corporations, which provide finance primarily to medium-sized and large-sized enterprises.

Impact of Liberalization on the Indian Financial Sector

     Until 1991, the financial sector in India was heavily controlled and commercial banks and long-term lending institutions, the two dominant financial intermediaries, had mutually exclusive roles and objectives and operated in a largely stable environment, with little or no competition. Long-term lending institutions were focused on the achievement of the Indian government's various socio-economic objectives, including balanced industrial growth and employment creation, especially in areas requiring development. Long-term lending institutions were extended access to long-term funds at subsidized rates through loans and equity from the government of India and from funds guaranteed by the government of India originating from commercial banks in India and foreign currency resources originating from multilateral and bilateral agencies.

     The focus of the commercial banks was primarily to mobilize household savings through demand and time deposits and to use these deposits to meet the short-term financial needs of borrowers in industry, trade and agriculture. In addition, the commercial banks provided a range of banking services to individuals and business entities.

     However, since 1991, there have been comprehensive changes in the Indian financial system. Various financial sector reforms, implemented since 1991, have transformed the operating environment of the banks and long-term lending institutions. In particular, the deregulation of interest rates, emergence of a liberalized domestic capital market, and entry of new private sector banks, along with the broadening of long-term lending institutions' product portfolios, have progressively intensified the competition between banks and long-term lending institutions.

     All of these factors are leading to a gradual disappearance of the traditional boundaries between banks and long-term lending institutions. Long-term lending institutions now compete directly with banks in several areas of business. At the same time, since 1992, the long-term lending institutions' access to subsidized domestic sources of long-term funds has diminished and they now primarily depend upon market borrowings. They do not have complete access to retail savings and demand deposits and have certain restrictions on the short maturity funds that they are able to raise from the market.

Banking Sector Reform

     Most large banks in India were nationalized in 1969 and thereafter were subject to a high degree of control until reform began in 1991. In addition to controlling interest rates and entry into the banking sector, these regulations also channeled lending into priority sectors. Banks were required to fund the public sector through the mandatory acquisition of low interest-bearing government securities or statutory liquidity ratio bonds to fulfill statutory liquidity requirements. As a result, bank profitability was low, non-performing assets were comparatively high, capital adequacy was diminished, and operational flexibility was severely hindered.

   Committee on the Financial System (Narasimham Committee I)

     The Committee on the Financial System (The Narasimham Committee I) was set up in August 1991 to recommend measures for reforming the financial sector. Many of the recommendations made by the committee, which addressed organizational issues, accounting practices and operating procedures, were implemented by the government of India. The major recommendations that were implemented included the following:

     o With fiscal stabilization and the government increasingly resorting to market borrowing to raise resources, the statutory liquidity ratio or the proportion of the banks' net demand and time liabilities that were required to be invested in government securities was reduced from 38.5% in the pre-reform period to 25.0% in October 1997. This meant that the significance of the statutory liquidity ratio shifted from being a major instrument for financing the public sector in the pre-reform era to becoming a prudential requirement;

     o Similarly, the cash reserve ratio or the proportion of the bank's net demand and time liabilities that were required to be deposited with the Reserve Bank of India was reduced from 15.0% in the pre-reform period to 8.5% currently;

     o    Special tribunals were created to resolve bad debt problems;

     o Almost all restrictions on interest rates for deposits were removed. Commercial banks were allowed to set their own level of interest rates for all deposits except savings bank deposits;

     o Substantial capital infusion to several state-owned banks was approved in order to bring their capital adequacy closer to internationally accepted standards. By the end of fiscal 1999, aggregate recapitalization amounted to Rs. 204.5 billion. The stronger public sector banks were given permission to issue equity to further increase capital; and

     o    Banks were granted the freedom to open or close branches.

   Committee on Banking Sector Reform (Narasimham Committee II)

     The second Committee on Banking Sector Reform (Narasimham Committee II) submitted its report in April 1998. The major recommendations of the committee were as follows:

     o Capital adequacy requirements should take into account market risk in addition to credit risk. Accordingly, this committee suggested that government securities and other approved securities should carry risk weights;

     o Risk weight on a government guaranteed advance should be the same as for other advances;

     o    Foreign exchange open positions should carry a 100.0% risk weight;

     o The minimum capital to risk assets ratio should be increased from 8.0% to 10.0% and a general provision of 1.0% for standard assets should be introduced;

     o    There should be stricter standards for asset classification;

     o For resolution of non-performing assets, this committee proposed the establishment of an asset reconstruction company. Alternatively, banks in difficulty could issue Tier II bonds guaranteed by the government of India and these bonds could be made eligible for statutory liquidity ratio investments;

     o The shareholdings of the government of India and the Reserve Bank of India in public sector banks should be reduced;

     o Banks should introduce risk management, asset-liability management and efficient treasury management policies;

     o Decisions to merge public sector banks should originate from the management of the relevant banks, with the government of India as the common shareholder playing a supportive role; and

     o Mergers should not be seen as a means of bailing out weak banks. Rather, weak banks should be strengthened by slowing down their expansion and eliminating their high cost funds and borrowings.

     The Reserve Bank of India accepted and began implementing many of these recommendations in October 1998.

   Working Group on Role of Banks and Financial Institutions

     In December 1997, the Reserve Bank of India created a working group under the chairmanship of S. H. Khan to harmonize the role and operations of long-term lending institutions and banks. In its report submitted in April 1998, the Khan Working Group recommended that banks and long-term lending institutions progressively move towards universal banking and encouraged the development of a regulatory framework for this purpose.

     Based on the recommendations of the Khan Working Group and the Narasimham Committee II, the Reserve Bank of India, in January 1999, issued a discussion paper entitled "Harmonizing the Role and Operations of Development Financial Institutions and Banks". The paper described the future of the financial system:

     o The provision of diversified services both by banks and long-term lending institutions should continue, subject to appropriate regulation by the Reserve Bank of India;

     o Ultimately there should be only banks and restructured non-bank finance companies;

     o The special role of long-term lending institutions being noted, a transitional path was envisioned for them to become either full-fledged non-bank finance companies or banks. This transitory arrangement should be worked out in consultation with the Reserve Bank of India;

     o If a long-term lending institution chooses to provide commercial banking services directly, permission to create a 100.0% owned banking subsidiary would be considered by the Reserve Bank of India;

     o A corporate form of organization under the Companies Act was recommended to provide the financial intermediaries with the necessary flexibility for mergers and acquisitions and the diversification to meet the needs of the evolving situation;

     o Any conglomerate in which a bank is present should be subject to supervision and regulation on a consolidated basis; and

     o Supervisory functions should be isolated and brought under a consistent supervisory framework. Ownership of financial intermediaries should be transferred from the Reserve Bank of India to the government of India. This would help ensure that the Reserve Bank of India focused on its supervisory and regulatory functions.

Recent Structural Reforms

   Legislative Framework for Recovery of Debts due to Banks

     Following the recommendations of the Narasimham Committee , the Recovery of Debts due to Banks and Financial Institutions Act, 1993 was enacted. The purpose of this legislation is to provide for the establishment of a tribunal for speedy resolution of litigation and recovery of debts owed to banks or financial institutions. This act creates tribunals before which the banks or the financial institutions can file a suit for recovery of the amounts due to them. However, if a scheme of reconstruction is pending before the Board for Industrial and Financial Reconstruction, under the Sick Industrial Companies (Special Provision) Act, 1985, no proceeding for recovery can be initiated or continued before the tribunals.

     As part of their effort to continue bank reform, the Reserve Bank of India announced a series of measures in the credit policy for fiscal 1999 and fiscal 2000 aimed at deregulating and strengthening the financial system.

   Credit Policy for Fiscal 1999

     In the monetary and credit policy for fiscal 1999, the following major changes regarding banks were announced:

     o The minimum maturity of term deposits was reduced from 30 days to 15 days;

     o Differential interest rates were permitted on term deposits of different sizes, but of the same maturity; and

     o To facilitate flow of credit to small borrowers the lending rates for loans below Rs. 200,000 were not to exceed the prime lending rate.

     The major changes regarding banks and long-term lending institutions announced in the mid-term review of the monetary and credit policy for fiscal 1999 included:

     o Regulations were tightened to require provisioning for investment in government-guaranteed loans;

     o Risk weights of 2.5% for central government securities and other approved securities and 20.0% for advances guaranteed by state governments which remained in default were stipulated effective from fiscal 2000;

     o Effective from fiscal 1999, foreign exchange open positions carry a 100.0% risk weight;

     o General provisioning of a minimum of 0.25% was introduced for standard assets effective from fiscal 2000;

     o Minimum capital to risk assets ratio for banks was raised from 8.0% to 9.0% effective from fiscal 2000; and

     o The period for classifying assets in the sub-standard category as doubtful will be reduced from 24 months to 18 months effective year-end fiscal 2001.

   Credit Policy for Fiscal 2000

     In the monetary and credit policy for fiscal 2000, the Reserve Bank of India reduced the cash reserve ratio to 10.0%. In addition, several structural reform measures in the banking sector were introduced including:

     o The introduction of differential prime lending rates for various maturities;

     o    Permission for banks to provide fixed rate loans; and

     o Permission for long-term lending institutions to enter the repo market for short-term liquidity management before making the call-money market a purely inter-bank market.

     The mid-term review of the monetary and credit policy for fiscal 2000 introduced the following major changes applicable to the financial sector:

     o    The cash reserve ratio was reduced from 10.0% to 9.0% for banks;

     o A market risk weight of 2.5% was introduced in respect of all bank investments in government securities (on other bank investments also from fiscal 2001); and

     o The exposure limit in respect of a single borrower was reduced from 25.0% to 20.0% of the capital funds of banks and financial institutions effective from April 1, 2000. However, at October 31, 1999, if the exposure level of any institution or bank to a single borrower was in excess of 20.0% of its capital funds, it would have a two year period to reduce exposure to 20.0%, i.e., by October 31, 2001.

   Credit Policy for Fiscal 2001

     In the monetary and credit policy for fiscal 2001, the Reserve Bank of India introduced the following structural reform measures in the banking sector:

     o Requirement of a minimum of 85.0% daily maintenance of cash reserve ratio balances by banks was reduced to 65.0%;

     o Financial institutions were given greater flexibility to fix interest rates on term deposits; and

     o A broad approach towards "universal banking" was outlined. A development finance institution intending to transform itself into a bank would need to prepare a transition path in order to fully comply with the regulatory requirements of a bank. The institution concerned may consult the Reserve Bank of India for such transition arrangements. The Reserve Bank of India would consider such requests on a case-by-case basis.

   Recommendations of the Working Group on Restructuring Weak Public Sector
   Banks

     The Reserve Bank of India constituted a working group on restructuring weak public sector banks which submitted its report in October 1999. The group has suggested a restructuring program which covers the following:

     o    Operational restructuring involving

          --   Changes in the method of operations;

          --   Adoption of modern technology;

          --   Resolution of the problem of high non-performing loans; and

          --   Reduction in cost of operations;

     o Organizational restructuring aimed at improved governance and increased management involvement and efficiency;

     o Financial restructuring including the investment of funds by the government on fulfillment of certain conditions; and

     o Restructuring providing for legal changes and institution building for supporting the restructuring process.

   Working Group to Review Deposit Insurance in India

     The working group constituted by the Reserve Bank of India to review the role of deposit insurance in India submitted its report in October 1999. The group has recommended changes with respect to the following in the existing system of deposit coverage:

     o    Institutions to be brought within the ambit of deposit insurance;

     o    Regulatory systems to be set up;

     o    Introduction of a risk-based premium;

     o    Parameters for the assessment of risk; and

     o    Parameters for the capital of a deposit insurance agency.

     The Reserve Bank of India has released the report for public discussion.

Reforms of the Non-Bank Finance Companies

     The standards relating to income recognition, provisioning and capital adequacy were prescribed for non-bank finance companies in June 1994. The registered non-bank finance companies were required to achieve a minimum capital adequacy of 6.0% by year-end fiscal 1995 and 8.0% by year-end fiscal 1996 and to obtain a minimum credit rating. To encourage the companies complying with the regulatory framework, the Reserve Bank of India announced in July 1996 certain liberalization measures under which the non-bank finance companies registered with it and complying with the prudential norms and credit rating requirements were granted freedom from the ceiling on interest rates on deposits and amount of deposits. A new set of regulatory measures were announced by the Reserve Bank of India in January 1998. The Reserve Bank of India has presently stipulated a cap of 16.0% on interest rates on the deposits raised from the public by the non-bank finance companies.

     Efforts have also been made to integrate non-bank finance companies into the mainstream financial sector. The first phase of this integration covered measures relating to registrations and standards. These include requiring non-bank finance companies to register and to have minimum net owned funds of Rs. 2.5 million. Other measures introduced include requiring non-bank finance companies to maintain a certain percentage of liquid assets and to create a reserve fund. The percentage of liquid assets to be maintained by non-bank finance companies has been revised uniformly upwards and beginning in April 1999, 15.0% of public deposits must be maintained.

     The focus of supervision has now shifted to non-bank finance companies accepting public deposits. This is because these companies will be subject to deposit regulations and standards. A task force on non-bank finance companies set up by the government of India submitted its report in October 1998, and recommended several steps to rationalize the regulation of non-bank finance companies. Accepting these recommendations, Reserve Bank of India issued new guidelines for non-bank finance companies, which were as follows:

     o A minimum net owned fund of Rs. 2.5 million is mandatory before existing non-bank finance companies may accept public deposits;

     o A minimum investment grade rating is compulsory for loan and investment companies accepting public deposits, even if they have the minimum net owned funds;

     o Permission to accept public deposits was also linked to the level of capital to risk assets ratio. Different capital to risk assets ratio levels for non-bank finance companies with different ratings were specified; and

     o Non-bank finance companies were advised to restrict their investments in real estate to 10.0% of their net owned funds.

     In the Reserve Bank of India's monetary and credit policy for fiscal 2000, the Reserve Bank of India stipulated a minimum capital base of Rs. 20 million for all new non-bank finance companies.

Regulations Review Authority

     In March 1999, the Reserve Bank of India set up a Regulations Review Authority to provide an opportunity to the public at large to seek justification for and suggest deletion or modification of any regulation, circular or return issued, or required by the Reserve Bank of India. This authority is neither a forum for grievance redressal nor a policy-making forum. This authority will, however, convey its views on an application to the relevant department of the Reserve Bank of India.

     Based on the recommendations of this authority, some of the existing regulations may come under review over time.

Insurance

     The R.N. Malhotra Committee was set up in April 1993 to recommend reforms in the insurance industry. This committee submitted its report on January 7, 1994 and its major recommendations were as follows:

     o the entry of the private sector in the insurance industry should be allowed;

     o India's two insurance corporations, the Life Insurance Corporation of India and General Insurance Corporation of India should be privatized, with the government retaining a 50.0% stake;

     o    the licensing system for surveyors should be abolished;

     o    the tariff regime in general insurance must continue;

     o    contributions to pension schemes must be exempt from tax;

     o    settlement of claims must be expedited; and

     o    high priority should be given to activating the regulatory apparatus.

     As a first step towards implementation of the recommendations of the Malhotra Committee on Reforms in the Insurance Sector, the budget for fiscal 1996 indicated that an independent regulatory authority would be set up for the insurance industry, and the Insurance Regulatory Authority was set up in 1996.

     In December 1999, the parliament approved the Insurance Regulatory and Development Authority Bill, 1999. This bill has opened up the Indian insurance sector for foreign and private investors. This bill allows foreign equity participation in new insurance companies of up to 26.0%. The new company should have a minimum paid up equity capital of Rs. 1.0 billion to carry out the business of life insurance or general insurance or Rs. 2.0 billion to carry out exclusively the business of reinsurance. An Insurance Regulatory and Development Authority has been set up to regulate, promote and ensure orderly growth of the insurance industry.

     In the monetary and credit policy for fiscal 2001, the Reserve Bank of India issued guidelines governing the entry of banks and financial institutions into the insurance business. The objective of the guidelines is to allow only financially strong banks and financial institutions to enter the insurance business. These guidelines permit banks and financial institutions to enter the business of underwriting insurance through joint ventures if they meet the stipulated criteria relating to their net worth, capital adequacy ratio, profitability track record and level of non-performing loans and the performance of their existing subsidiary companies. These guidelines specify the maximum percentage of the paid up capital and of the net worth of the bank or financial institution that can be invested in the joint venture. To keep the risks associated with each of the businesses distinct, the guidelines envisage an "arms length" relationship between the bank or financial institution and the insurance company.

                           SUPERVISION AND REGULATION

     The main legislation governing commercial banks in India is the Banking Regulation Act. Other important legislations include the Reserve Bank of India Act, the Negotiable Instruments Act and the Banker's Books Evidence Act. Additionally, the Reserve Bank of India, from time to time, issues guidelines, to be followed by the banks.

Reserve Bank of India Regulations

     Commercial banks in India are required under the Banking Regulation Act to obtain a license from the Reserve Bank of India to carry on banking business in India. Before granting the license, the Reserve Bank of India must be satisfied that certain conditions are complied with, including (i) that the bank has the ability to pay its present and future depositors in full as their claims accrue; (ii) that the affairs of the bank will not be or are not likely to be conducted in a manner detrimental to the interests of present or future depositors; (iii) that the bank has adequate capital and earnings prospects; and (iv) that the public interest will be served if such license is granted to the bank. The Reserve Bank of India can cancel the license if the bank fails to meet the above conditions or if the bank ceases to carry on banking operations in India.

     We, being licensed as a banking company, are regulated and supervised by the Reserve Bank of India. The Reserve Bank of India requires us to furnish statements, information and certain details relating to our business. It has issued guidelines for commercial banks on recognition of income, assets, maintenance of capital adequacy and provisioning for non-performing assets. The Reserve Bank of India has set up a Board for Financial Supervision, under the chairmanship of the Governor of the Reserve Bank of India. This Board is assisted by the Department of Financial Supervision of the Reserve Bank of India in supervising commercial banks and financial institutions. The appointment of the auditors of the banks is subject to the approval of the Reserve Bank of India. The Reserve Bank of India can direct a special audit in the interest of the depositors or in the public interest.

Regulations relating to the Opening of Branches

     Banks are required to obtain licenses from the Reserve Bank of India to open new branches. Permission is granted based on factors such as the financial condition and history of the company, its management, adequacy of capital structure and earning prospects and the public interest. The Reserve Bank of India may cancel the license for isolations of the conditions under which its granted. Under the banking license granted to us by the Reserve Bank of India, we are required to have at least 25.0% of our branches located in rural and semi-urban areas. A rural area is defined as a center with a population of less than 10,000. A semi-urban area is defined as a center with population of greater than 10,000 but less than 100,000. These population figures relate to the 1991 census conducted by the government of India.

Capital Adequacy Requirements

     The Reserve Bank of India has laid down minimum capital adequacy standards for banks based on the guidelines of the Basle Committee on Banking Regulations and Supervisory Practices, 1988. Under these guidelines, we are required to maintain a minimum ratio of capital to risk adjusted assets and off-balance sheet items of 8.0%, at least half of which must be Tier 1 capital. The Reserve Bank of India, in its credit policy announced in October 1998, has proposed to increase the minimum capital adequacy ratio to 9.0% effective March 31, 2000.

     The total capital of a banking company is classified into Tier 1 and Tier 2 capital. Tier 1 capital, the core capital, provides the most permanent and readily available support against unexpected losses. It comprises paid-up capital and reserves consisting of any statutory reserves, free reserves and capital reserve in terms of Indian Income Tax Act as reduced by equity investments in subsidiaries, intangible assets, gap in provisioning and losses in the current period and those brought forward from the previous period.

     Tier 2 capital consists of undisclosed reserves, revaluation reserves (at a discount of 55.0%), general provisions and loss reserves (allowed up to a maximum of 1.25% of weighted risk assets), hybrid debt capital instruments (which combine certain features of both equity and debt securities) and subordinated debt and redeemable cumulative non-convertible preferred equity with an initial maturity of not less than five years. Any subordinated debt is subject to progressive discounts each year for inclusion in Tier 2 capital and total subordinated debt considered as Tier 2 capital cannot exceed 50.0% of Tier 1 capital. A bank's investment in Tier 2 bonds issued by other banks is subject to a ceiling of 10.0% of the bank's total capital. Tier 2 capital cannot exceed Tier 1 capital. The Banking Regulation Act does not allow banks established on or after January 15, 1937 to issue preferred equity.

     Risk adjusted assets and off-balance sheet items considered for determining the capital adequacy ratio are the risk weighted total of specified funded and non-funded exposures. Degrees of credit risk expressed as percentage weighting have been assigned to various balance sheet asset items and conversion factors to off-balance sheet items. The value of each item is multiplied by the relevant weight or conversion factor to produce risk-adjusted values of assets and off-balance-sheet items. Guarantees and documentary credits are treated as similar to funded exposure and are subject to similar risk weight. All foreign exchange open position limits of the bank carry a 100.0% risk weight. Capital requirements have also been prescribed for open foreign currency exposures and open positions in gold. Starting March 31, 2000, investment in government and approved securities will also be assigned a risk weight for fluctuation in prices. The aggregate risk weighted assets are taken into account for determining the capital adequacy ratio.

Loan Loss Provisions and Non-performing Assets

     In March 1994, the Reserve Bank of India issued formal guidelines on income recognition, asset classification, provisioning standards and valuation of investments applicable to long-term lending institutions, which are revised from time to time. Similar guidelines are also applicable to ICICI Bank. These guidelines are applied for the calculation of non-performing assets under Indian GAAP. The discussion of asset quality in this annual report is under US GAAP and the US GAAP standards applied are set forth in "`Business--Risk Management--Non-Performing Portfolio."

     The principal features of these Reserve Bank of India guidelines, which have been implemented with respect to ICICI's loans, debentures, lease assets, hire purchases and bills are set forth below.

   Non-Performing Assets

     A non-performing asset is an asset in respect of which any amount of interest or principal has remained past due for more than two quarters. In particular, loans are not classified as non-performing until the borrower has missed two interest payments (180 days) or two principal payments (180 days). Interest in respect of non-performing assets is not recognized or credited to the income account unless collected.

   Asset Classification

     Assets are classified as described below:

     o Standard Assets. Assets that do not have any problems or do not carry more than normal risk attached to the business.

     o Sub-Standard Assets. Assets that are non-performing assets for a period not exceeding two years (18 months by March 31, 2001).

     o Doubtful Assets. Assets that are non-performing assets for more than two years and have not been written off, either wholly or partially (18 months by March 31, 2001).

     o Loss Assets. Assets that are considered uncollectable and identified as a loss by us, the Reserve Bank of India or our external auditors.

     Renegotiated or rescheduled loans must have no past due amounts for one year after renegotiation or rescheduling for the loan to be upgraded.

   Provisioning and Write-Offs

     Provisions are based on guidelines specific to the classification of the assets. The following guidelines apply to the various asset classifications:

     o    Standard Assets. A general provision of 0.25% is required.

     o    Sub-Standard Assets. A general provision of 10.0% is required.

     o Doubtful Assets. A 100.0% write-off is required to be taken against the unsecured portion of the doubtful asset and charged against income. The value assigned to the collateral securing a loan is the amount reflected on the borrower's books or the realizable value determined by third party appraisers. In cases where there is a secured portion of the asset, depending upon the period for which the asset remains doubtful, a 20.0% to 50.0% provision is required to be taken against the secured asset as follows:

          --   Up to one year: 20.0% provision

          --   One to three years: 30.0% provision

          --   More than three years: 50.0% provision

     o Loss Assets. The entire asset is required to be written off or provided for.

     While the provisions as indicated above are mandatory, a higher provision in a loan amount would be required if the auditors considered it necessary.

     The Reserve Bank of India has also issued guidelines for classification and valuation of investments.

Regulations relating to Making Loans

     The provisions of the Banking Regulation Act govern making loans by banks in India. The Reserve Bank of India issues directions covering the loan activities of banks. Some of the major guidelines of Reserve Bank of India, which are now in effect, are as follows:

     o The Reserve Bank of India has prescribed norms for bank lending to non-bank financial companies.

     o Banks are free to determine their own lending rates but each bank must declare its Prime Lending Rate as approved by the board of directors. Prime lending rate is the minimum rate of interest charged by banks on advances of over Rs. 200,000. Separate Prime Lending Rates can be fixed for short-term and long-term credit. Each bank should also indicate the maximum spread over the Prime Lending Rate for all credit exposures other than consumer credit. The interest charged by banks on advances up to Rs. 200,000 to any one entity (other than most personal banking loans) must not exceed the Prime Lending Rate. Interest rates in certain categories of advances are regulated by the Reserve Bank of India.

     The Reserve Bank of India, however, does not require interest rates to be linked to the bank's Prime Lending Rate in respect of the following categories:

     o    loans covered by refinance scheme of financial institutions;
     o interest rates on bank lending to intermediary agencies including housing finance intermediary agencies; and
     o bill discounting by banks; and advances or overdrafts against domestic and non-resident deposits.

     With respect to cash credit facilities (revolving asset-backed overdraft facilities for meeting working capital needs), up to 80.0% of the facility can be in the form of a demand loan.

     Penalty interest represents additional interest charged over and above the base rate of interest on certain events, including default in the repayment of loans. Penalty interest is not chargeable for loans up to Rs. 25,000. For loans over Rs. 25,000, penalty interest cannot exceed 2.0%.

     There are guidelines on loans against equity shares in respect of amount, margin and purpose.

Directed Lending

   Priority Sector Lending

     The Reserve Bank of India has established guidelines requiring banks to lend a minimum of 40.0% of their net bank credit (total domestic loans less marketable debt instruments and certain exemptions permitted by the Reserve Bank of India from time to time. Presently specified categories of deposits from non-resident Indians are exempted) to certain specified sectors called priority sectors. Priority sectors include small-scale industries, the agricultural sector, food and agro-based industries, small business enterprises and weaker sections of society.

     The Reserve Bank of India also has set out the minimum percentage of net bank credit that banks may direct to the priority sectors. The minimum percentage of credit to agriculture sector is 18.0%. The balance can be lent to the following:

     o Credit to small scale industrial units which are entities engaged in manufacturing, processing and providing services and whose investment in plant and machinery does not exceed Rs. 10 million;
     o Credit to small businesses including small road and water transport operators, retail traders and professional and other self employed persons;
     o    Educational and other loans to the weaker sections of society; and
     o Direct home loans up to Rs. 1 million disbursed in urban and metropolitan areas and investment in bonds of National Housing Bank and Housing and Urban Development Corporation exclusively for the financing of housing;

     Any shortfall in the amount required to be lent to the priority sectors may be required to be deposited with developmental banks like National Bank for Agriculture and Rural Development and Small Industries Development Bank of India. These deposits can be for a period of one year or five years and presently carry interest at 8.0% per annum and 11.5% per annum, respectively.

     The Reserve Bank of India requires banks to lend up to 3.0% of our incremental deposits in the previous fiscal year towards housing finance. This can be in the form of home loans to individuals or subscription to the debentures and bonds of National Housing Bank and housing development institutions recognized by the government of India.

   Export Credit

     The Reserve Bank of India also requires us to make loans to exporters at concessional rates of interest. This enables exporters to have access to an internationally competitive financing option. Pursuant to existing guidelines, 12.0% of our net bank credit is required to be in the form of export credit. We provide export credit for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies.

Regulations relating to Bridge Loans

     Banks may consider approval of bridge loan or interim finance for a maximum period of four months against commitment made by financial institutions or other banks only in cases, where the lending institution faces temporary liquidity constraint. These loans are subject to conditions specified by the Reserve Bank of India.

     o The bank extending bridge loan or interim finance must obtain prior approval of other banks and financial institutions, which have approved the term loans; and
     o The approving bank must obtain a commitment from other banks and financial institutions that the latter would directly remit the amount of term loan to it at the time of disbursement.

Credit Exposure Limits

     As a prudent measure aimed at better risk management and avoidance of concentration of credit risk, the Reserve Bank of India has prescribed credit exposure limits for banks in respect of their lending to individual borrowers and borrower groups.

     The limits set by the Reserve Bank of India are as follows:

     o exposure to individual borrowers must not exceed 25.0% of capital funds of the bank (20.0% by April 1, 2000);
     o exposure to a borrower group must not exceed 50.0% of capital funds of the bank. In the case of infrastructure projects, such as power, telecommunications, road and port projects, an additional exposure of 10.0% of capital funds is allowed; and
     o exposure to individuals against shares or debentures cannot exceed Rs. 2 million if the shares or debentures are in book-entry form and Rs. 1 million if they are in physical form.

     Exposure is the aggregate of:

     o    all approved fund-based limits;
     o investments in shares, debentures and commercial papers of companies and public sector undertakings; and
     o 50.0% of approved non-fund-based limits, underwriting and similar commitments.

     Capital funds include paid-up capital and free reserves excluding revaluation reserves pursuant to accounts audited and published under Indian GAAP.

     Our loan exposures to individual borrowers and borrower groups are within the above limits, except in some cases where we have obtained the approval of Reserve Bank of India for exceeding the above limits.

     To ensure that exposures are evenly spread, the Reserve Bank of India requires banks to fix internal limits of exposure to specific sectors. These limits are subject to periodical review by the banks. We have fixed a ceiling of 15.0% on our exposure to any one industry and monitor our exposures accordingly. Where financial fundamentals and sponsors' backing are strong, our exposures have exceeded these limits. However, these exposures are within the individual and borrower group limits specified by the Reserve Bank of India.

Regulations relating to Investments

     There are no limits on the amount of investments by banks in non-convertible debt instruments. However, credit exposure limits specified by the Reserve Bank of India in respect of a bank's lending to individual borrowers and borrower groups apply in respect of these investments. The Reserve Bank of India requires that the net incremental investment by banks in equity securities in a fiscal year cannot exceed 5.0% of the incremental deposits in the previous fiscal year. Investments in debentures convertible into equity and equity related mutual funds are included in this 5.0% limit. In April 1999, the Reserve Bank of India, in its monetary and credit policy stated that the investment by a bank in subordinated debt instruments, representing Tier 2 capital, issued by other banks and financial institutions should not exceed 10.0% of the investing bank's capital including Tier 2 capital and free reserves. We have complied with this requirement.

Restrictions on Investments in a Single Company

     No bank may hold shares in any company exceeding 30.0% of the paid up share capital of that company or 30.0% of its own paid up share capital and reserves, whichever is less.

Limit on Transactions through Individual Brokers

     The guidelines issued by the Reserve Bank of India require banks to empanel brokers for transactions in securities. The guidelines also require that a disproportionate part of the bank's business should not be transacted only through one broker or a few brokers. The Reserve Bank of India specifies that not more than 5.0% of the total transactions through empanelled brokers can be transacted through one broker. If for any reason this limit is breached, the Reserve Bank of India has stipulated that the board of directors of the bank concerned should ratify such action.

Prohibition on Short-Selling

     The Reserve Bank of India does not permit short selling of securities by banks.

Valuation of Investments

     In terms of the Reserve Bank of India guidelines, new private sector banks like us are required to mark-to-market their entire investment portfolio each year while public sector banks have been gradually moved to 100% mark-to-market in a phased market manner. At present, public sector banks are required to provide 75% of their portfolio on a mark-to-market basis. Valuation norms prescribed by the Reserve Bank of India, which must be followed, are as follows:

     o fixed income securities are valued on the basis of yield to maturity of or linked to government of India securities except that debentures issued by corporations are valued at cost if interest is serviced regularly and treated as non-performing loans if not so serviced;
     o equity shares are valued at book value as per the latest balance sheet of the investee company except that the holding is valued at Rupee. 1 if the balance sheet is not available; and
     o mutual funds are valued at their latest net asset value declared by the fund.

     Short-term instruments like treasury bills and commercial paper are to be valued at cost.

     A committee of the Reserve Bank of India has proposed new guidelines for the valuation of investments from fiscal 2001. These guidelines, if implemented by the Reserve Bank of India, would require banks to classify their entire portfolio of approved securities under three categories namely "held for trading", "available for sale" and "permanent". The permanent component would be required not to exceed 25.0% of the total investment in approved securities. Securities held in the "permanent" category would have to be valued at cost and any premium paid over face value would be amortized over the period of maturity of the instrument. The other two components would have to be marked to market on the basis of the bank's own yield curve subject to the satisfaction of auditors. Any gain or loss on the revaluation of investments in the "held for trading" category would have to be recognized in the income account. Depreciation should be recognized in the income account. However, the appreciation, being unrealized, would be appropriated to an investment fluctuation reserve through the income account. The gain or loss on revaluation of investments in the "available for sale" category would have to be taken to the investment fluctuation reserve account without routing through the income account. If the balance in the reserve account is insufficient to provide for any loss on revaluation, provision for such loss would have to be made in the income account. Banks would be able to shift investments from one category to another category only with the approval of their board of directors. These proposed new guidelines are still under discussion by the Reserve Bank of India.

Regulations relating to Deposits

     The Reserve Bank of India has permitted banks to independently determine rates of interest offered on fixed deposits. However, no bank is permitted to pay interest on current account deposits. Further, banks can pay interest of 4.0% per annum on savings deposits, which was 4.5% until year-end fiscal 2000. In respect of savings and time deposits accepted from employees, we are permitted by the Reserve Bank of India to pay an additional interest of 1.0% over the interest payable on deposits from the public.

     Domestic time deposits can have a minimum maturity of 15 days and maximum maturity of 10 years. Time deposits from non-resident Indians denominated in foreign currency can have a minimum maturity of one year and maximum maturity of three years. Rupee time deposits from non-resident Indians can have a minimum maturity of six months and maximum maturity of three years.

     Starting April 1998, the Reserve Bank of India has permitted banks the flexibility to offer varying rates of interests on domestic deposits of the same maturity subject to the following conditions:

     o    Time deposits are of Rs. 1.5 million and above; and
     o Interest is paid in accordance with the schedule of interest rates disclosed in advance by the bank and not pursuant to negotiation between the depositor and the bank.

Deposit Insurance

     Demand and time deposits of up to Rs. 100,000 (US$2,300) accepted by Indian banks have to be mandatorily insured with the Deposit Insurance and Credit Guarantee Corporation, a wholly-owned subsidiary of the Reserve Bank of India. Banks are required to pay the insurance premium for the eligible amount to the Deposit Insurance and

Credit Guarantee Corporation on a semi-annual basis. The cost of the insurance premium cannot be passed on to the customer.

Regulations relating to Knowing the Customer

     The Reserve Bank of India requires banks to open accounts only after verifying the identity of customers as to their name, residence and other details to ensure that the account is being opened by the customer in his own name. To open an account, a prospective customer requires an introduction by:

     o an existing customer who has had his own account with the bank for at least six months duration and has satisfactorily conducted that account; or
     o a well known person in the local area where the prospective customer is residing.

     If the prospective customer does not have an introducer, documents of the prospective customer, like his identity card, passport or details of bank accounts with other banks, are required to be submitted.

Legal Reserve Requirements

   Cash Reserve Ratio

     A banking company such as ICICI Bank is required to maintain a specified percentage of its demand and time liabilities, excluding inter-bank deposits, by way of a cash reserve with itself and by way of a balance in a current account with the Reserve Bank of India. In April 2000, the Reserve Bank of India in its credit and monetary policy announced the new cash reserve ratio to be maintained by scheduled commercial banks of 8.0% which was raised to 8.5% in July 2000. The following liabilities are not considered in the calculation of the cash reserve ratio:

          o    inter-bank liabilities;

          o    liabilities to primary dealers;

          o    repatriable and non-repatriable deposits from non-resident
               Indians;

          o    foreign currency deposits from non-resident Indians; and

          o refinancing from the Reserve Bank of India and other institutions permitted to offer refinancing to banks.

     The Reserve Bank of India pays no interest on the cash reserves up to 3.0% of the demand and time liabilities and pays 4.0% on the balance.

     The cash reserve ratio has to be maintained on an average basis for a fortnightly period and should not be below 65.0% of the required cash reserve ratio on any particular day except the last business day of the fortnight. On the last business day of the fortnight, no restrictions apply.

     Ever since the Reserve Bank of India introduced the financial sector reforms, the goal has been to reduce the cash reserve ratio. It has been indicated by the Reserve Bank of India that the ratio would ultimately be reduced to the statutory minimum of 3.0%. In July 2000, the Reserve Bank of India raised the cash reserve ratio by 0.5 percentage points to 8.5% as part of the measures introduced to contain the sudden depreciation of the rupee against the US dollar. This depreciation of the rupee was due to excess demand conditions in the foreign exchange market arising out of large payments for crude oil imports and a slowdown in capital inflows.

   Statutory Liquidity Ratio

     In addition to the cash reserve ratio, a banking company such as ICICI Bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid assets like cash, gold or approved securities. The percentage of this liquidity ratio is fixed by the Reserve Bank of India from time to time. Currently, the Reserve Bank of India requires banking companies to maintain a liquidity ratio of 25.0%.

Regulations on Asset Liability Management

     At present, Reserve Bank of India regulations for asset liability management require banks to draw up asset-liability gap statements separately for rupee and for four major foreign currencies. These gap statements are prepared by scheduling all assets and liabilities according to the stated and anticipated re-pricing date, or maturity date. These statements have to be submitted to the Reserve Bank of India on a quarterly basis. The Reserve Bank of India has advised banks to actively monitor the difference in the amount of assets and liabilities maturing or being re-priced in a particular period and place internal prudential limits on the gaps in each time period, as a risk control mechanism. Additionally, the Reserve Bank of India had asked banks to manage their asset-liability structure such that the negative liquidity gap in the 1-14 day and 15-28 day time periods does not exceed 20.0% of cash outflows in these time periods. This 20.0% limit on negative gaps has been made mandatory with effect from April 1, 2000.

Foreign Currency Dealership

     Reserve Bank of India has granted us a full-fledged authorized dealers' license to deal in foreign exchange through our designated branches. Under this license, we have been granted permission to:

     o    engage in foreign exchange transactions in all currencies;
     o    open and maintain foreign currency accounts abroad;
     o raise foreign currency and rupee denominated deposits from non resident Indians;
     o    grant foreign currency loans to on-shore and off-shore corporations;
     o    open documentary credits;
     o    grant import and export loans;
     o    handle collection of bills, funds transfer services;
     o    issue guarantees; and
     o enter into derivative transactions and risk management activities that are incidental to our normal functions authorized under our organizational documents.

     Our foreign exchange operations are subject to the guidelines specified by the Reserve Bank of India in the exchange control manual. As an authorized dealer, we are required to enroll as a member of the Foreign Exchange Dealers Association of India, which prescribes the ground rules relating to foreign exchange business in India.

     Authorized dealers like us are required to determine our limits on open positions and maturity gaps in accordance with Reserve Bank of India guidelines and these limits are approved by the Reserve Bank of India. At present, the limit for our over-night open positions is Rs. 1,650 million. Further, we are permitted to hedge foreign currency loan exposures of Indian corporations in the form of interest rate swaps, currency swaps and forward rate agreements, subject to certain conditions.

Statutes Governing Foreign Exchange and Cross-Border Business Transactions

     The foreign exchange and cross border transactions undertaken by banks are subject to the provisions of Foreign Exchange Regulation Act. All branches should monitor all non-resident accounts to prevent money laundering. These transactions will be regulated by the Foreign Exchange Management Act and the Prevention of Money Laundering Act, once they are put in force.

Requirements of the Banking Regulation Act

   Prohibited Business

     The Banking Regulation Act specifies the business activities in which a bank may engage. Business activities other than the specified activities are prohibited to be undertaken by a bank.

   Reserve Fund

     Any bank incorporated in India is required to create a reserve fund to which not less than 20.0% of the profits of each year before dividends must be transferred. If there is an appropriation from this account, the bank is required to report the same to the Reserve Bank of India within 21 days, explaining the circumstances leading to such appropriation.

   Restrictions on Payment of Dividends

     The Banking Regulation Act requires that a bank shall pay dividend on its shares only after all its capitalized expenses (including preliminary expenses, organization expenses, share selling commission, brokerage, amounts of losses and any other item of expenditure not represented by tangible assets) have been completely written off. The government of India may exempt banks from this provision by issuing a notification on the recommendation of the Reserve Bank of India. We have obtained approval to write off, over a period of three years including fiscal 2000, our issue expenses incurred in respect of our ADS program for preparing our accounts as provided under the Banking Regulation Act.

     Prior approval of the Reserve Bank of India is required for a dividend payment above 25.0% of par value of a company's shares or for an interim dividend payment.

     The government of India may, on recommendation of the Reserve Bank of India, exempt a bank from requirements relating to its reserve fund and the restrictions on dividend payment.

   Restriction on Share Capital and Voting Rights

     Banks can issue only ordinary shares. Banks incorporated before January 15, 1937 can also issue preferential shares. The Banking Regulation Act specifies that no shareholder in a banking company can exercise voting rights on poll in excess of 10.0% of total voting rights of all the shareholders of the banking company.

   Restriction on Transfer of Shares

     Reserve Bank of India approval is required to obtain its approval before we can register the transfer of shares for an individual or group which acquires 5.0% or more of our total paid up capital.

   Regulatory Reporting and Examination Procedures

     The Reserve Bank of India is empowered under the Banking Regulation Act to inspect a bank. The Reserve Bank of India monitors prudential parameters at quarterly intervals. To this end and to enable off-site monitoring and surveillance by the Reserve Bank of India, the banks are required to report to the Reserve Bank of India on aspects such as:

     o    assets, liabilities and off-balance sheet exposures;
     o the risk weighting of these exposures, the capital base and the capital adequacy ratio;
     o    the unaudited operating results for each quarter;
     o    asset quality;
     o    concentration of exposures;
     o connected and related lending and the profile of ownership, control and management; and
     o    other prudential parameters.

     The Reserve Bank of India also conducts periodical on-site inspections on matters relating to the bank's portfolio, risk management systems, internal controls, credit allocation and regulatory compliance, at intervals ranging from one to three years. We have been subject to the on-site inspection by the Reserve Bank of India at yearly intervals. The inspection report, along with the report on actions taken by us, has to be placed before our board of directors. On approval by our board of directors, we are required to submit the report on actions taken by us to the Reserve Bank of India. The Reserve Bank of India also discusses the report with our management team including our chief executive officer.

     The Reserve Bank of India also conducts on-site supervision of our selected branches with respect to their general operations and foreign exchange related transactions.

   Penalties

     The Reserve Bank of India can impose penalties on banks and its employees in case of infringement of regulations under the Banking Regulation Act. The penalty can be a fixed amount or be related to the amount involved in any contravention of the regulations. The penalty may also include imprisonment.

Assets to be Maintained in India

     Every bank is required to ensure that its assets in India (including import-export bills drawn in India and Reserve Bank of India approved securities, even if the bills and the securities are held outside India) are not less than 75.0% of its demand and time liabilities in India.

   Secrecy Obligations

     Our obligations relating to maintaining secrecy arise out of common law principles governing our relationship with our customers. We cannot disclose any information to third parties except under clearly defined circumstances. The following are the exceptions to this general rule:

     o    where disclosure is required to be made under any law;

     o    where there is an obligation to disclose to the public;

     o    where we need to disclose information in our interest; and

     o where disclosure is made with the express or implied consent of the customer.

     We are required to comply with the above in furnishing any information to any parties. We are also required to disclose information if ordered to do so by a court. The Reserve Bank of India may, in the public interest, publish the information obtained from the bank. Under the provisions of the Banker's Books Evidence Act, a copy of any entry in a bankers' book, such as ledgers, day books, cash books and account books certified by an officer of the bank may be treated as prima facie evidence of the transaction in any legal proceedings.

Appointment and Remuneration of our Chairman, Managing Director and Other Directors

     We require prior approval of the Reserve Bank of India to appoint our chairman and managing director and any other directors and to fix their remuneration. The Reserve Bank of India is empowered to remove such an appointee on the grounds of public interest, interest of depositors or to ensure the proper management of the bank. Further, the Reserve Bank of India may order meetings of the bank's board of directors to discuss any matter in relation to the bank, appoint observers to such meetings and in general may make such changes to the management as it may deem necessary and can also order the convening of a general meeting of the company to elect new directors.

SEBI Regulations and Guidelines

     The Securities and Exchange Board of India was established to protect the interests of public investors in securities and to promote the development of, and to regulate, the Indian securities market. We are subject to Securities and Exchange Board of India regulations for our capital issuances, as well as our underwriting, custodial, depositary participant, investment banking, registrar and transfer agents, broking and debenture trusteeship activities. These regulations provide for our registration with the Securities and Exchange Board of India for each of these activities, functions and responsibilities. We are required to adhere to a code of conduct applicable for these activities.

                               EXCHANGE CONTROLS

Restrictions on Conversion of Rupees

     There are restrictions on the conversion of rupees into dollars. Before February 29, 1992, the Reserve Bank of India determined the official value of the rupee in relation to a weighted basket of currencies of India's major trading partners. In the February 1992 budget, a new dual exchange rate mechanism was introduced by allowing conversion of 60.0% of the foreign exchange received on trade or current account at a market-determined rate and the remaining 40.0% at the official rate. All importers were, however, required to buy foreign exchange at the market rate except for certain specified priority imports. In March 1993, the exchange rate was unified and allowed to float. In February 1994 and again in August 1994, the Reserve Bank of India announced relaxations in payment restrictions in the case of a number of transactions. Since August 1994, the government of India has substantially complied with its obligations owed to the IMF, under which India is committed to refrain from using exchange restrictions on current international transactions as an instrument in managing the balance of payments. Effective July 1995, the process of current account convertibility was advanced by relaxing restrictions on foreign exchange for various purposes, such as foreign travel and medical treatment.

     In December 1999, the Indian parliament passed the new Foreign Exchange Management Act, 1999, which has become effective on June 1, 2000, replacing the earlier Foreign Exchange Regulation Act, 1973. This new legislation indicates a major shift in the policy of the government with regard to foreign exchange management in India. While the Foreign Exchange Regulation Act, 1973, was aimed at the conservation of foreign exchange and its utilization for the economic development of the country, the objective of the Foreign Exchange Management Act, 1999, is to facilitate external trade and promote the orderly development and maintenance of the foreign exchange market in India.

     The Foreign Exchange Management Act, 1999, permits most transactions involving foreign exchange except those prohibited or restricted by the Reserve Bank of India. The Foreign Exchange Management Act, 1999, has eased restrictions on current account transactions. However the Reserve Bank of India continues to exercise control over capital account transactions (i.e., those which alter the assets or liabilities, including contingent liabilities, of persons). The Reserve Bank of India has issued regulations under the Foreign Exchange Management Act, 1999, to regulate the various kinds of capital account transactions, including certain aspects of the purchase and issuance of shares of Indian companies.

Restrictions on Sale of the Equity Shares underlying the ADSs and for Repatriation of Sale Proceeds

     ADSs issued by Indian companies to non-residents have free transferability outside India. However, under Indian regulations and practice, the approval of the Reserve Bank of India is required for the sale of equity shares underlying the ADSs (other than a sale on a stock exchange or in connection with an offer made under the takeover regulations) by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India. Further, the depositary cannot accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares. Therefore, an investor in the ADSs who surrenders ADSs and withdraws equity shares is not permitted subsequently to deposit such equity shares and obtain ADSs. Nor would a holder to whom such equity shares are transferred be permitted to deposit such equity shares. Investors who seek to sell in India any equity shares (other than a sale on a stock exchange or in connection with an offer made under the takeover regulations) withdrawn from the depositary facility and to convert the rupee proceeds from such sale into foreign currency and repatriate such foreign currency from India will, subject to the foregoing, have to obtain Reserve Bank of India approval for each such transaction.

                 NATURE OF THE INDIAN SECURITIES TRADING MARKET

     The information in this section has been extracted from publicly available documents from various sources, including officially prepared materials from the Securities and Exchange Board of India, the BSE and the NSE, and has not been prepared or independently verified by us or the underwriters, or any of their respective affiliates or advisors. This is the latest available information to our knowledge.

Market Price Information

   Equity Shares

     Our outstanding equity shares are listed and traded on the Calcutta, Delhi, Madras and Vadodara Stock Exchanges, the BSE and the NSE. The equity shares were first listed on the Vadodara Stock Exchange in 1997. The prices for equity shares as quoted in the official list of each of the Indian stock exchanges are in Indian Rupees.

     The following table shows:

     o the reported high and low closing prices quoted in rupees for the equity shares on the NSE; and

     o the reported high and low closing prices for the equity shares, translated into U.S. dollars, based on the noon buying rate on the last business day of each period presented.


                                                     Price per                              Price per
                                                  Equity share(1)                         Equity share
                                      -------------------------------------   -------------------------------------
                                             High               Low                 High                 Low
                                      -----------------  -----------------    -----------------   -----------------
Annual prices:
Fiscal 1998......................     Rs.         54.50  Rs.         35.00    US$          1.38   US$          0.89
Fiscal 1999......................                 65.00              20.75                 1.53                0.49
Fiscal 2000......................                275.00              22.70                 6.30                0.52
Quarterly prices:
Fiscal 1999:
First Quarter....................                 65.00              32.00                 1.53                0.75
Second Quarter...................                 44.00              32.10                 1.04                0.76
Third Quarter....................                 35.00              21.55                 0.82                0.51
Fourth Quarter...................                 33.60              20.75                 0.79                0.49
Fiscal 2000:
First Quarter....................                 38.60              22.70                 0.89                0.52
Second Quarter...................                 45.45              32.00                 1.04                0.73
Third Quarter....................                 75.00              32.15                 1.72                0.74
Fourth Quarter...................                275.00              66.00                 6.30                1.51
Fiscal 2001:
First Quarter....................                279.65             189.70                 6.26                4.25
Second Quarter...................                234.00             190.00                 5.10                4.14
Monthly prices:
March 2000.......................                275.00             170.00                 6.29                3.89
April 2000.......................                279.65             189.70                 6.40                4.34
May 2000.........................                240.00             194.50                 5.38                4.36
June 2000........................                234.25             200.05                 5.25                4.48
July 2000........................                234.00             191.00                 5.18                4.23
August 2000......................                216.70             190.00                 4.72                4.14

__________________
(1) Data from the NSE. The prices quoted on the BSE and other stock exchanges may be different.

     On August 31, 2000, the closing price of equity shares on the NSE was Rs.
194.90 equivalent to US$ 4.25 per equity share (US$ 8.50 per ADS on an imputed basis) translated at the noon buying rate of Rs. 45.90 per US$ 1.00 on August 31, 2000.

     At August 25, 2000, there were approximately 110,625 holders of record of our equity shares, of which 17 had registered addresses in the United States and held an aggregate of approximately 201,623 equity shares.

   ADSs

     Our ADSs, each representing two equity shares, were originally issued in March 2000 in a public offering and were listed and traded on the New York Stock Exchange under the symbol IBN. The equity shares underlying the ADSs have been listed on the Calcutta, Delhi, Madras and Vadodara Stock Exchanges, the BSE and the NSE.

     The following table sets forth, for the periods indicated, the reported high and low closing prices on the New York Stock Exchange for the outstanding ADSs traded under the symbol IBN.

                                                           Price per ADS
                                                 ------------------------------
                                                     High              Low
                                                 -------------    -------------
Fourth Quarter (from March 28, 2000)...........  US$    15.375    US$    14.375
Fiscal 2001:
First Quarter..................................         18.75            11.75
Second Quarter (through August 31, 2000).......         15.125           10.625
Monthly prices:
March 2000 (from March 28, 2000)...............         15.375           14.375
April 2000.....................................         18.75            11.75
May 2000.......................................         17.5             14.875
June 2000......................................         16.5             14.375
July 2000......................................         15.125           10.75
August 2000....................................         13.375           11.625

The Indian Securities Market

     India has a long history of organized securities trading. In 1875, the first stock exchange was established in Mumbai.

   Stock Exchange Regulation

     India's stock exchanges are regulated primarily by the Securities and Exchange Board of India, as well as by the government of India acting through the Ministry of Finance, Stock Exchange Division, under the Securities Contracts (Regulation) Act, 1956 and the Securities Contracts (Regulation) Rules, 1957. The Securities Contracts (Regulation) Rules regulate the recognition of stock exchanges, the qualifications for membership and the manner in which contracts are entered into and enforced between members.

     The main objective of the Securities and Exchange Board of India, which was established by the government of India in February 1992, is to promote the development of and regulate the Indian securities markets and protect the interests of investors. The Securities and Exchange Board of India may make or amend an exchange's by-laws and rules, overrule an exchange's governing body and withdraw recognition of an exchange. In the past, the Securities and Exchange Board of India's regulation of market practices was limited. The Securities and Exchange Board of India Act, 1992 granted the Securities and Exchange Board of India powers to regulate the business of Indian securities markets, including stock exchanges and other financial intermediaries, promote and monitor self-regulatory organizations, prohibit fraudulent and unfair trade practices and insider trading, and regulate substantial acquisitions of shares and takeovers of companies. The Securities and Exchange Board of India has also issued guidelines concerning minimum disclosure requirements by public companies, rules and regulations concerning investor protection, insider trading, substantial acquisitions of shares and takeovers of companies, buybacks of securities, employee stock option schemes, stockbrokers, merchant bankers, mutual funds, credit rating agencies and other capital market participants.

     Recently, the Securities Contracts (Regulation) Act has been amended to include derivatives of securities and instruments of collective investment in the definition of "securities". This has been done with a view to develop and regulate the markets for derivatives. Trading in derivatives is expected to commence in the near future. The Securities and Exchange Board of India also set up a committee for the review of Indian securities laws, which has proposed a draft Securities Bill. The draft Securities Bill, if accepted, will result in a substantial revision in the laws relating to securities in India. Recently, the Indian Companies Act, 1956 was amended to introduce significant changes such as allowing buyback of securities, issuance of sweat equity shares, making accounting standards issued by the Institute of Chartered Accountants of India mandatory and relaxing restrictions on inter-corporate investment and loans.

   Public Issuance of Securities

     Under the Companies Act, a public offering of securities in India must generally be made by means of a prospectus, which must contain information specified in the Companies Act and be filed with the Registrar of Companies having jurisdiction over the place where a company's registered office is situated. A company's directors and promoters may be subject to civil and criminal liability for misstatements in a prospectus. The Companies Act also sets forth procedures for the acceptance of subscriptions and the allotment of securities among subscribers and establishes maximum commission rates for the sale of securities.

     The Securities and Exchange Board of India has issued detailed guidelines concerning disclosures by public companies and investor protection. Prior to the repeal of certain rules in mid-1992, the Controller of Capital Issues of the government of India regulated the prices at which companies could issue securities. The Securities and Exchange Board of India guidelines now permit existing listed companies to price freely their issues of securities, though the pricing of initial public offerings is subject to certain restrictions. All new issues governed by the Securities and Exchange Board of India guidelines are conditional upon a minimum subscription requirement of 90.0% of the securities being issued. However, such minimum subscription clause is not applicable to Development Financial Institutions. In July 1996, Securities and Exchange Board of India relaxed the foregoing minimum subscription requirement in the case of "offer for sale" of securities, but introduced regulations which require that there be a minimum of ten shareholders for every Rs. 100,000 (US$ 2,298) of the nominal value of shares offered to the public. In the case of public issues, the requirement is for a minimum of five shareholders for every Rs. 100,000 (US$ 2,298) of the nominal value of shares offered to the public. Promoters of companies are required to retain a certain minimum certified holding of equity share capital, which is subject to a lock-in for three years. No issuance of bonus shares is permitted within 12 months of any public issue or rights issue.

     In 1995, the Securities and Exchange Board of India introduced guidelines for the issue of equity capital through the use of the book-building process. These guidelines were modified in October 1997 and again in October 1999. Under the existing guidelines, an issuer has the option to book build either 90% or 75% of the net offering to the public. The balance of the issue is to be offered to the public at the fixed price determined through the book-building exercise.

     Public limited companies are required under the Companies Act to prepare, file with the Registrar of Companies and circulate to their shareholders audited annual accounts, which comply with the Companies Act's disclosure requirements and regulations governing their manner of presentation. In addition, a listed company is subject to continuing disclosure requirements pursuant to the terms of its listing agreement with the relevant stock exchange. The Securities and Exchange Board of India has recently notified amendments to the listing agreement tightening the continual disclosure standards by corporations. Accordingly, companies are now required to publish unaudited financial statements on a quarterly basis and are required to inform stock exchanges immediately regarding any stock-price sensitive information. In addition, the listing agreement now requires that a limited review of the accounts at half yearly intervals be undertaken by the auditors.

   Listing

     The listing of securities on a recognized Indian stock exchange is regulated by the Securities Contract Rules.

     Under the standard terms of stock exchange listing agreements, the governing body of each stock exchange is empowered to suspend trading of or dealing in a listed security for breach of the company's obligations under such agreement, subject to the company receiving prior notice of the intent of the exchange. A listed company can also be delisted after a notice period of six months if the number of public shareholders falls below five for every Rs. 100,000 nominal value of shares offered to the public or the listed company fails to pay annual listing fees to the relevant stock exchange. The Securities and Exchange Board of India has recently issued guidelines for standardizing listing agreements and by-laws of stock exchanges in India. The Securities and Exchange Board of India proposes to issue additional guidelines, which set out basic listing standards for all stock exchanges in India. In the event that a suspension of a company's securities continues for a period in excess of three months, the company may appeal to the Securities and Exchange Board of India to set aside the suspension. The Securities and Exchange Board of India has the power to veto stock exchange decisions in this regard.

   Indian Stock Exchanges

     There are 24 stock exchanges in India. These stock exchanges are served by over 9,000 brokers dispersed across India. Most of the stock exchanges have their governing board for self-regulation.

     It is estimated that the six major exchanges, the BSE, the stock exchanges at Ahmedabad, Calcutta, Chennai and Delhi, and the NSE, account for more than 90.0% of the market capitalization of listed Indian companies. The BSE and the NSE account for a majority of trading volumes of securities in India. The BSE and NSE together hold a dominant position among the stock exchanges in terms of number of listed companies, market capitalization and trading activity.

     The Securities and Exchange Board of India has prescribed certain guidelines for the pricing and reporting of negotiated deals. A negotiated deal refers to a transaction executed at a price not determined through stock exchange pricing and involving a value of not less than Rs. 2.5 million or a volume of not less than 10,000 shares. Before these guidelines were issued, a negotiated deal had to be reported to the stock exchange within 15 minutes from the time the trade was negotiated or, if such transaction occurred after trading hours, on the following day when the market opened. However, for greater transparency, the Securities and Exchange Board of India has decided that negotiated deals will not be permitted in the existing manner and they have to be executed on the screens of the exchanges just like any other normal trade.

     There are generally no restrictions on price movements of any security on any given day. However, to restrict abnormal price volatility, the Securities and Exchange Board of India instructed stock exchanges to implement daily circuit breakers which do not allow transactions at prices different by more than 8.0% of the previous closing price for shares quoted at Rs. 20 or more. The Securities and Exchange Board of India has recently instructed stock exchanges to relax the circuit breakers by a further 8.0% after half an hour from the time prices reach the limit of 8.0%. It has allowed stock exchanges to fix circuit breakers for shares quoted at prices up to Rs. 20. Further, margin requirements are also imposed by stock exchanges that are required to be paid at rates fixed by the stock exchanges. The Indian stock exchanges can also exercise the power to suspend trading during periods of market volatility.

     A settlement cycle is an account period for the securities traded on a stock exchange. At the end of the period, obligations are settled, i.e., buyers of securities pay for and receive securities while sellers deliver securities and receive payment for them. The obligations are settled on a net basis, i.e., if some security is both purchased and sold in the same settlement cycle then only the net quantity of securities is delivered or received and the net amount of funds paid or received. Typically, the length of the settlement period is five business days. The Securities and Exchange Board of India has specified 163 shares that were to be settled by rolling settlement from May 21, 2000. Under rolling settlement, the length of the settlement period is one day.

     In December 1993, the Securities and Exchange Board of India announced a ban on forward trading on the Ahmedabad, Calcutta and Delhi stock exchanges and the BSE in order to contain excessive speculation, protect the interests of investors and regulate the stock market. All transactions thereafter were required to be for payment and delivery.

     In October 1995, the Securities and Exchange Board of India announced the introduction of a modified forward trading system to enable buyers and sellers to defer the settlement of their obligations to the following settlement cycle. This system began on the BSE for select shares in January 1996. The new system segregates trades into different categories, namely, carry-forward, delivery and jobbing, with different identification numbers of the various trades. The Securities and Exchange Board of India has appointed a committee to recommend rules and procedures for a carry forward mechanism under the rolling settlement. This committee has recently submitted its report. Once the revised carry forward mechanism is approved, rolling settlement will also be applicable for shares in the carry forward list.

     In 1992, the Securities and Exchange Board of India promulgated rules and regulations that prescribe conditions for registration of stockbrokers. A stockbroker may not buy, sell or deal in securities except pursuant to a certificate granted by the Securities and Exchange Board of India. The regulations also prescribe a broker code of conduct and rules for the fair treatment of investors by brokers, the procedures for registration, the payment of registration fees, maintenance of appropriate books and records and the right of inspection of the books of the stockbrokers by the Securities and Exchange Board of India. Broker liability in cases of default extends to suspension or cancellation of the broker's registration. The Securities and Exchange Board of India has issued registration certificates to over

9,000 stockbrokers who are members of various stock exchanges in India. Before these regulations, stockbrokers were required to be registered only with the stock exchanges of which they were members. The Securities and Exchange Board of India regulations introduced the concept of dual registration of stockbrokers with the Securities and Exchange Board of India and the stock exchanges, and brought the brokers under regulation for the first time.

     The Securities and Exchange Board of India has enforcement powers over secondary market participants for violation of any provisions of the Securities and Exchange Board of India Act, 1992, or breach of the rules and regulations of the Securities and Exchange Board of India. The Securities and Exchange Board of India may also take enforcement actions for violations of the Securities Contract Act or rules made thereunder and rules, regulations and by-laws of the stock exchanges.

   National Stock Exchange or NSE

     In April 1993, the government of India gave the final clearance for the setting up of the NSE at Mumbai. The NSE was established by financial institutions and banks, with the Industrial Development Bank of India as the coordinating agency. The NSE serves as a national exchange, providing nationwide on-line satellite-linked screen-based trading facilities with market makers and electronic clearing and settlement. The principal aim of the NSE is to enable investors to buy or sell securities from anywhere in India, serving as a national market for securities, including government securities, debentures, public sector bonds and units. Deliveries for trades executed "on-market" are exchanged through the National Securities Clearing Corporation Limited. As in the case with the BSE, negotiated or off-market trades are reported to the NSE on-line. Since June 30, 2000, screen-based paperless trading and settlement has been possible through the NSE in 333 cities in India. The NSE has about 6,839 trading terminals across the country.

     Trading in government securities, public sector bonds and units commenced on the NSE in July 1994 and trading in equities of 200 large companies started in November 1994. The average daily traded value of the capital market segment rose from approximately Rs. 70 million in November 1994 to approximately Rs.
54.3 billion in June 2000. The NSE has 890 trading members on the capital market segment and 96 trading members on the wholesale debt market segment. At October 31, 1999, 685 securities were listed and 572 securities were permitted to trade on the capital market segment. On the wholesale debt market segment, 797 securities were listed and 517 securities were permitted to trade at October 31, 1999. The NSE launched the NSE 50 Index, now known as S&P CNX NIFTY, on April 22, 1996 and the Mid-cap index on January 1, 1996. The securities in the S&P CNX NIFTY are highly liquid. In May 1998, India Index Services and Products Limited (IISL) was launched as a joint venture between the NSE and Credit Rating and Information Services of India Limited with the objective of providing index-related services and products for the capital markets. IISL has a consulting agreement with Standard & Poor's, the world's leading provider of equity indices, for co-branding IISL's equity indices. The market capitalization of the NSE at June 30, 2000 was approximately Rs. 8.5 trillion. With a wide network in major metropolitan cities, screen-based trading, central monitoring system and greater transparency, the NSE has lately recorded high volumes of trading. The volume of trading on the NSE now generally exceeds that on the BSE.

     The NSE has set up a disaster recovery site at Pune to enable it to commence normal business operations within a very short time frame should a disaster occur.

     The clearing and settlement operations of the NSE are managed by its wholly owned subsidiary, the National Securities Clearing Corporation. A key factor in the growth of the NSE has been the short and tight settlement cycles that have operated since its commencement. The National Securities Clearing Corporation operates a well-defined settlement cycle and there has been no deviation or deferment from this cycle. The NSE provides a facility for multiple settlement mechanisms including an account period settlement in regular market sub-segment dealing in physical securities and rolling settlement--normal (lot size one) and rolling settlement--normal (marketable lots) in book-entry sub-segment.

     The account period cycle starts every Wednesday and ends on a Tuesday with the pay in of securities on the next Monday, pay-in of funds on the next Tuesday and pay-out of funds and securities on the next Wednesday. The settlement in the book-entry sub-segment is conducted on the next Tuesday. The settlement is completed within eight days of the last day of the trading cycle. The rolling settlement is typically on a T+5 working day basis, trades taking place on Monday will be settled on the next Monday. All settlements for securities are through the clearing house in the case of physical settlement and through the depositary in the case of book entry sub-segment. Funds settlement takes place through designated clearing banks. Deals on the book-entry sub-segment are settled through the depositary. The National Securities Clearing Corporation Limited interfaces with the depositary on the one hand and the clearing banks on the other to provide delivery versus payment settlement for depositary enabled trades.

   BSE

     The BSE, the oldest stock exchange in India, was established in 1875. It has evolved over the years into its present status as the premier stock exchange of India. The BSE switched over to online trading (BOLT) in May 1995. At June 30, 2000, the BSE had 680 members, comprising 229 individual members, 430 Indian companies, 20 foreign brokers and one composite corporate member. Only a member of the BSE has the right to trade in the stocks listed on the BSE.

     At June 30, 2000, the estimated market capitalization of stocks trading on the BSE was Rs. 7.9 trillion. The average daily turnover on the BSE has also shown a significant increase from approximately Rs. 67 million in January 1987 to approximately Rs. 39.2 billion in June 2000. At June 30, 2000, the BSE had 1,544 trading work-stations in 276 cities across the country. The BSE has Securities Exchange Board of India approval to expand its BOLT on-line trading network to 424 cities.

     Until 1995, brokers and members of the BSE received individual orders from which any cross-orders were matched and taken off. The balance of the orders was transmitted to the trading floor for execution in an open outcry system. The BSE has now introduced its BOLT online trading system on the exchange. The enhanced transparency in dealings due to implementation of BOLT has assisted considerably in smoothening settlement cycles and improving efficiency in back office work. From July 3, 1995, all listed shares were transferred to BOLT.

     At June 30, 2000, there were 5,886 listed companies trading on the BSE. Shares on the BSE are classified into A, B1, B2 and Z groups. All the groups follow a seven-day (five working day) trading period commencing every Monday and ending every Friday. All groups settle funds and securities through the BSE clearing house. For the A group of shares, forward trading and custodial settlement are permitted. For the B1 group of shares, custodial settlement is permitted but forward trading is not permitted. For the B2 group of shares, neither forward trading nor custodial settlement is permitted. The Z group includes those companies who have not fulfilled the listing guidelines or have not paid listing fees. Our equity shares are in the A group.

     The trading period for all group shares lasts from Monday to Friday. The trades are normally settled by the broker's net payment to the BSE clearing house for securities on the following Thursday and the broker's delivery of securities to the BSE clearing house on the same Thursday and, in the case of overflow of securities, on Friday. The BSE clearing house then makes payments and delivers securities to the brokers on the following Monday. All shortages in delivery are compulsorily auctioned by the clearing house. The auction system is fully computerized and has been following a closed-bid system. For payments, the bank accounts of the brokers are maintained with the designated clearing banks which are debited or credited on the specified days.

     The maximum commission charged by brokers for trading equities is 2.5% of the transaction value but, in practice, commissions are normally in the range of 0.5% to 2.0%. The 1994 budget imposed a 5.0% service tax on brokerage commissions.

     The following two indices are generally used in tracking the aggregate price movements on the BSE.

     o The BSE Sensitive Index (Sensex) consists of the listed shares of 30 large market capitalization companies from the A group, including ICICI. The companies were selected on the basis of market capitalization, liquidity and the need for sectoral representation. The BSE Sensitive Index was first compiled in 1986 with fiscal 1979 as its base year. This is the most commonly used index in India. Our shares are now included in this index.

     o The BSE 100 Index (formerly the BSE National Index) consists of the listed shares of 100 companies including the 30 in the BSE Sensitive Index. The BSE 100 Index was introduced in January 1986 with fiscal 1984 as its base year.

     Internet-Based Securities Trading and Services

     The Securities and Exchange Board of India has recently allowed Internet-based securities trading under the existing legal framework. The regulations allow the Internet to be used as an order routing system through stock brokers registered with the Securities and Exchange Board of India on behalf of clients for executing trades on a recognized stock exchange in India. Stock brokers interested in providing this service are required to apply for permission from the respective stock exchange and also must comply with certain minimum conditions stipulated by the Securities and Exchange Board of India. Given the limited life of these new regulations to date, it is possible that these regulations will continue to evolve in the future.

Takeover Code

     Disclosure and mandatory bid obligations under Indian law are governed by the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the "Takeover Code") which prescribes certain thresholds or trigger points that give rise to these obligations. The Takeover Code is under constant review by the Securities and Exchange Board of India and was recently amended.

     The most important features of the Takeover Code, as amended, are as follows:

     Any acquirer (meaning a person who, directly or indirectly, acquires or agrees to acquire shares or voting rights in a company, either by himself or with any person acting in concert) who acquires shares or voting rights that would entitle him to more than 5.0% of the shares or voting rights in a company is required to disclose the aggregate of his shareholding or voting rights in that company to the company (which in turn is required to disclose the same to each of the stock exchanges on which the company's shares are listed) within four working days of (a) the receipt of allotment information or (b) the acquisitions of shares or voting rights, as the case may be.

     o A person who holds more than 15.0% of the shares or voting rights in any company is required to make annual disclosure of his holdings to that company (which in turn is required to disclose the same to each of the stock exchanges on which the company's shares are listed).

     o Promoters or persons in control of a company are also required to make annual disclosure of their holdings in the same manner.

     o An acquirer cannot acquire shares or voting rights which (taken together with existing shares or voting rights, if any, held by him or by persons acting in concert with him) would entitle such acquirer to exercise 15.0% or more of the voting rights in a company, unless such acquirer makes a public announcement offering to acquire a further 20.0% of the shares of the company.

     o An acquirer who, together with persons acting in concert with him, holds between 15.0% and 75.0% of the shares cannot acquire additional shares or voting rights that would entitle him to exercise a further 5.0% of the voting rights in any period of 12 months unless such acquirer makes a public announcement offering to acquire a further 20.0% of the shares of the company.

     o Any further acquisition of shares or voting rights by an acquirer who holds 75.0% of the shares or voting rights in a company triggers the same public announcement requirements.

     o In addition, regardless of whether there has been any acquisition of shares or voting rights in a company, an acquirer acting in concert cannot directly or indirectly acquire control over a company (for example, by way of acquiring the right to appoint a majority of the directors or to control the management or the policy decisions of the company) unless such acquirer makes a public announcement offering to acquire a minimum of 20.0% of the shares of the company.

     The Takeover Code sets out the contents of the required public announcements as well as the minimum offer price.

     The Takeover Code permits conditional offers as well as the acquisition and subsequent delisting of all shares of a company and provides specific guidelines for the gradual acquisition of shares or voting rights. Specific obligations of the acquirer and the board of directors of the target company in the offer process have also been set out. Acquirers making a public offer are also required to deposit in an escrow account a percentage of the total consideration which amount will be forfeited in the event that the acquirer does not fulfill his obligations. In addition, the Takeover Code introduces the "chain principle" by which the acquisition of a holding company will obligate the acquirer to make a public offer to the shareholders of each subsidiary company which is listed.

     The general requirements to make such a public announcement do not, however, apply entirely to bail-out takeovers when a promoter (i.e., a person or persons in control of the company, persons named in any offer document as promoters and certain specified corporate bodies and individuals) is taking over a financially weak company but not a "sick industrial company" pursuant to a rehabilitation scheme approved by a public financial institution or a scheduled bank. A "financially weak company" is a company which has at the end of the previous financial year accumulated losses, which have resulted in erosion of more than 50.0% but less than 100.0% of the total sum of its paid up capital and free reserves at the end of the previous financial year. A "sick industrial company" is a company registered for more than five years which has at the end of any financial year accumulated losses equal to or exceeding its entire net worth.

     The Takeover Code does not apply to certain specified acquisitions including the acquisition of shares (i) by allotment in a public, rights and preferential issue, (ii) pursuant to an underwriting agreement, (iii) by registered stockbrokers in the ordinary course of business on behalf of clients, (iv) in unlisted companies, (v) pursuant to a scheme of reconstruction or amalgamation or (vi) pursuant to a scheme under Section 18 of the Sick Industrial Companies (Special Provisions) Act, 1985. The Takeover Code does not apply to acquisitions in the ordinary course of business by public financial institutions such as ICICI either on their own account or as a pledgee. In addition, the Takeover Code does not apply to the acquisition of ADSs so long as they are not converted into equity shares.

Depositaries

     In August 1996, the Indian Parliament enacted the Depositaries Act, 1996 which provides a legal framework for the establishment of depositaries to record ownership details and effectuate transfers in book-entry form. The Securities and Exchange Board of India passed the Securities and Exchange Board of India (Depositaries and Participants) Regulations, 1996 which provides for the formation of such depositaries, the registration of participants as well as the rights and obligations of the depositaries, participants and the issuers. Every depositary has to register with the Securities and Exchange Board of India. Pursuant to the Depositaries Act, the National Securities Depository Limited was established by the Unit Trust of India, the Industrial Development Bank of India and the NSE in 1996 to provide electronic depositary facilities for trading in equity and debt securities. The National Securities Depository Limited, which commenced operations in November 1996, was the first depositary in India. Another depositary, the Central Depository Services Limited, established by the BSE has commenced operations since July 15, 1999. The depositary system has significantly improved the operations of the Indian securities markets.

     Trading of securities in book-entry form commenced in December 1996 and was available for securities of 865 companies in June 2000. In order to encourage "dematerialization" of securities, the Securities and Exchange Board of India has set up a working group on dematerialization of securities comprising foreign institutional investors, custodians, stock exchanges, mutual funds and the National Securities Depository Limited to review the progress of securities and trading in dematerialized form and to recommend scrips for compulsory dematerialized trading in a phased manner. Accordingly, commencing January 1998, the Securities and Exchange Board of India has notified scrips of various companies for compulsory dematerialized trading by certain categories of investors such as foreign institutional investors and other institutional investors and has also notified compulsory dematerialized trading in specified scrips for all retail investors. The Securities and Exchange Board of India proposes to increase the number of scrips in which dematerialized trading is compulsory for all investors significantly in the near future. The Securities and Exchange Board of India has also provided that the issue and allotment of shares in public, rights or offer for sale offerings after a specified date to be notified by the Securities and Exchange Board of India shall only be in dematerialized form and an investor shall be compulsorily required to open a depositary account with a participant.

     However, even in case of scrips notified for compulsory dematerialized trading, investors, other than institutional investors, are permitted to trade in physical shares on transactions outside the stock exchange where there are no requirements of reporting such transactions to the stock exchange and transactions on the stock exchange involving lots less than 500 securities.

             RESTRICTION ON FOREIGN OWNERSHIP OF INDIAN SECURITIES

     India strictly regulates ownership of Indian companies by foreigners. Foreign investment in Indian securities, including the equity shares represented by the ADSs, is generally regulated by the Foreign Exchange Management Act, 1999, which permits transactions involving the inflow or outflow of foreign exchange and empowers the Reserve Bank of India to prohibit or regulate such transactions.

     The Foreign Exchange Management Act permits most transactions involving foreign exchange except those prohibited or restricted by the Reserve Bank of India. The Foreign Exchange Management Act has eased restrictions on current account transactions. However, the Reserve Bank of India continues to exercise control over capital account transactions (i.e., those which alter the assets or liabilities, including contingent liabilities, of persons). The Reserve Bank of India has issued regulations under the Foreign Exchange Management Act to regulate the various kinds of capital account transactions, including certain aspects of the purchase and issuance of shares of Indian companies.

     The Reserve Bank of India has recently issued a notification under the provisions of the Foreign Exchange Management Act relaxing the requirement of prior approval for an Indian company making an ADS issue provided that the issuer is eligible to issue ADSs pursuant to guidelines issued by the Ministry of Finance and has the necessary approval from the Foreign Investment Promotion Board.

     Under the foreign investment rules, there are four applicable restrictions on foreign ownership:

     o Under the foreign direct investment route, foreign investors may own equity shares of ICICI Bank only with the approval of the Foreign Investment Promotion Board; this approval is granted on a case-by-case basis except, as discussed immediately below, where the investment is by acquisition of ADSs or GDRs;

     o Under the Issue of Foreign Currency Convertible Bonds and Equity Shares (through Depositary Receipt Mechanism) Scheme, 1993, foreign investors may purchase ADSs or GDRs, subject to the receipt of all necessary government approvals at the time the depositary receipt program is set up;

     o Under the portfolio investment route, foreign institutional investors, subject to registration with the Securities and Exchange Board of India and the Reserve Bank of India, may be permitted to own in the aggregate up to an additional 24.0% of ICICI Bank's equity shares that are not represented by ADSs or GDRs; no single foreign institutional investor may own more than 10.0% of ICICI Bank's equity shares;

     o Non-resident Indians and corporate bodies predominantly owned by non-resident Indians may own up to 10.0% of ICICI Bank's equity shares; no single non-resident Indian or corporate body predominantly owned by non-resident Indians may own more than 5.0% of ICICI Bank's total equity shares.

     We obtained the approval of the Foreign Investment Promotion Board for the recent ADS offering in March 2000 which was a foreign direct investment. Under the guidelines issued by the Indian government relating to foreign direct investment in a banking company, non-resident Indians, inclusive of foreign investors, are allowed to invest up to 40.0% of the bank's equity capital. Out of this 40.0%, foreign investment of up to 20.0% is permitted by foreign banking companies or finance companies. The Reserve Bank of India has confirmed to us that portfolio investment in the secondary market in India by foreign institutional investors and non-resident Indians described above is not included in the above limit of 40.0%.

     As of March 31, 2000, foreign investors owned approximately 20.0% of ICICI Bank's equity in total, of which 16.2% was through the ADS program.

     As an investor in ADSs, you do not need to seek the specific approval from the government of India to purchase, hold or dispose of your ADSs. In our ADS offering, we obtained the approval of the Department of Company Affairs and the relevant stock exchanges.

     Equity shares which have been withdrawn from the depositary facility and transferred on our register of shareholders to a person other than the depositary or its nominee may be voted by that person. However, you may not receive sufficient advance notice of shareholder meetings to enable you to withdraw the underlying equity shares and vote at such meetings.

     Notwithstanding the foregoing, if a foreign institutional investor, non-resident Indian or overseas corporate body were to withdraw its equity shares from the ADS program, its investment in the equity shares would be subject to the general restrictions on foreign ownership noted above and may be subject to the portfolio investment restrictions, including the 10-24.0% portfolio investment limitations, and the 5-10.0% non-resident Indian limitation. The application of these limitations, however, is not clear. Secondary purchases of securities of Indian companies in India by foreign direct investors or investments by non-resident Indians, persons of Indian origin, overseas corporate bodies and foreign institutional investors above the ownership levels set forth above require government of India approval on a case-by-case basis. It is unclear whether similar case-by-case approvals of ownership of equity shares withdrawn from the depositary facility by foreign institutional investors, non-resident Indians and overseas corporate bodies would be required.

     Further, if you withdraw your equity shares from the ADS program and your direct or indirect holding in us exceeds 15.0% of our total equity (under the Takeover Code), you would be required to make a public offer to the remaining shareholders. If you withdraw your equity shares from the depositary facility, you will not be able to redeposit them with the depositary.

     If you wish to sell the equity shares withdrawn from the depositary facility, you will be required to receive the prior approval of the Reserve Bank of India, unless the sale is on a stock exchange or in connection with an offer under the Takeover Code.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the ownership of our equity shares, at March 31, 2000.


                                                                         Percentage of
                                                                         total equity            Number of
                                                                            shares                equity
                                                                          outstanding           shares held
                                                                         -------------          -----------
ICICI(1)..............................................................        62.2%             122,505,800
Unit Trust of India...................................................         3.3                6,537,049
Other Indian institutional investors and corporate bodies.............         5.1                9,937,709
Individual domestic investors(2)......................................         9.3               18,417,179
Foreign institutional investors, foreign banks, overseas
  corporate bodies and non-resident Indians excluding
  Bankers Trust Company, as depositary................................         3.9                7,602,963
Bankers Trust Company, as depositary..................................        16.2               31,818,180
                                                                         -------------          -----------
                                                                             100.0%             196,818,880
                                                                         =============          ===========

_______________

(1) Under the Indian Banking Regulation Act, no person holding shares in a banking company can vote more than 10.0% of the outstanding equity shares. This means that while ICICI owns 62.2% of our equity shares, it can only vote 10.0% of our equity shares. Similarly, Bankers Trust Company (as depositary), which owns 16.2% of our equity shares, can only vote 10.0% of our equity shares. Due to this voting restriction, and the fact that no other shareholder owns 10.0% or more of our outstanding equity shares, ICICI and Bankers Trust Company effectively controls 24.0% each of the voting power of our outstanding equity shares.

(2) Executive officers and directors as a group held less than 0.01% of our equity shares at March 31, 2000.

                                   DIVIDENDS

     Under Indian law, a company pays dividends upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. The shareholders have the right to decrease but not increase the dividend amount recommended by the board of directors. Dividends may be paid out of company profits for the fiscal year in which the dividend is declared or out of undistributed profits of prior fiscal years. We have paid dividends consistently every year since fiscal 1996, the second year of our operations.

     The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends paid on the equity shares, both exclusive of dividend tax.

                                      Dividend per         Total amount of
                                      equity share         dividends paid
                                      ------------         ----------------
                                                 (in millions)
                                      -------------------------------------
For fiscal year
1996...............................      Rs.0.80                Rs.117
1997...............................         1.00                   150
1998...............................         1.00                   162
1999...............................         1.20                   198
2000...............................         1.50                   247

     Until fiscal 1997, investors were required to pay tax on dividend income. From fiscal 1998, dividend income was made tax-exempt. However, all companies were required to pay a 10% tax on distributed profits. From fiscal 1999, this tax rate rose to 11% because of a 10% surcharge imposed on all taxes by the government. The government of India's budget for fiscal 2001 raised this tax to 22.0% (including surcharge) for dividend distribution subsequent to May 2000.

     Future dividends will depend upon our revenues, cash flow, financial condition and other factors. As an owner of ADSs, you will be entitled to receive dividends payable in respect of the equity shares represented by such ADSs except for fiscal 2000 as stated in prospectus to the recent ADS Issue. The equity shares represented by ADSs rank pari passu with existing equity shares. At present, we have equity shares issued in India and equity shares represented by ADSs.

     With respect to equity shares issued by us during a particular fiscal year, dividends declared and paid for such fiscal year generally are prorated from the date of issuance to the end of such fiscal year.

     Before paying any dividend on our shares, we are required under the Indian Banking Regulation Act to write off all capitalized expenses (including preliminary expenses, organization expenses, share-selling commission, brokerage, amounts of losses incurred or any other item of expenditure not represented by tangible assets). Before declaring dividends, we are required to transfer at least 20.0% of the balance of profits of each year to a reserve fund. The government of India may, however, on recommendation of the Reserve Bank of India, exempt us from such requirement. We require prior approval from the Reserve Bank of India to pay a dividend of more than 25.0% of the par value of our shares. We also require prior approval from the Reserve Bank of India to pay an interim dividend.

     We have no agreement with ICICI regarding the payment of dividends by us to ICICI or the contribution of capital by ICICI to us for maintenance of our minimum capital adequacy ratio. Any declaration or payment of a dividend by us to ICICI would have to be approved by our board of directors and shareholders, and if the dividend is in excess of 25.0% of the par value of our shares, we would have to obtain prior approval from the Reserve Bank of India. Pursuant to the Banking Regulation Act, ICICI, though holding more than 10.0% of our share capital, has voting power equal to only 10.0% of our outstanding equity shares.

     Under our dividend policy we intend to pay every year as dividend 25% to 30% of our profit after tax under Indian GAAP subject to necessary approval. The board may review this dividend payout from time to time.

     For a description of the tax consequences of dividends paid to our shareholders, see "Taxation -- Indian Tax -- Taxation of Distributions".

                                    TAXATION

Indian Tax

     The following discussion of Indian tax consequences for investors in ADSs and equity shares received upon redemption of ADSs who are not resident in India whether of Indian origin or not is based on the provisions of the Indian Income-Tax Act, 1961, including the special tax regime for ADSs contained in
Section 115AC, which has recently been extended to cover additional ADSs that an investor may acquire in an amalgamation or restructuring of the company, and certain regulations implementing the Section 115AC regime. The Indian Income Tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of the Section 115AC regime may be amended or modified by future amendments to the Indian Income Tax Act.

     The summary is not intended to constitute a complete analysis of the tax consequences under Indian law of the acquisition, ownership and sale of ADSs and equity shares by non-resident investors. Potential investors should, therefore, consult their own tax advisers on the tax consequences of such acquisition, ownership and sale, including specifically the tax consequences under Indian law, the law of the jurisdiction of their residence, any tax treaty between India and their country of residence, and in particular the application of the regulations implementing the section 115 AC regime.

   Residence

     For the purpose of the Income Tax Act, an individual is a resident of India during any fiscal year, if he (i) is in India in that year for 182 days or more or (ii) having within the four years preceding that year been in India for a period or periods amounting in all to 365 days or more, is in India for period or periods amounting in all to 60 days or more in that year. The period of 60 days is substituted by 182 days in case of Indian citizen or person of Indian origin who being resident outside India comes on a visit to India during the financial year or an Indian citizen who leaves India for the purposes of his employment during the financial year. A company is resident in India in any fiscal year if it is registered in India or the control and management of its affairs is situated wholly in India in that year. A firm or other association of persons is resident in India except where the control and the management of its affairs are situated wholly outside India.

   Taxation of Distributions

     Dividend distributed will not be subject to tax in the hands of the shareholders. Consequently, withholding tax on dividends paid to shareholders does not apply. However, if dividends are declared, the company is required to pay a 22.0% tax on distributable profits

   Taxation on Redemption of ADSs

     The acquisition of equity shares upon a redemption of ADSs by a non-resident investor will not give rise to a taxable event for Indian tax purposes.

   Taxation on Sale of Equity Shares or ADSs

     Any transfer of ADSs or equity shares outside India by a non-resident investor to another non-resident investor does not give rise to Indian capital gains tax.

     Subject to any relief under any relevant double taxation treaty, a gain arising on the sale of an equity share to a resident of India or where the sale is made inside India will generally give rise to a liability for Indian capital gains tax. Such tax is required to be withheld at source. Where the equity share has been held for more than 12 months (measured from the date of advice of redemption of the ADS by the Depositary), the rate of tax is 11.0%. Where the equity share has been held for 12 months or less, the rate of tax varies and will be subject to tax at normal rates of income-tax applicable to non-residents under the provisions of the Indian Income Tax Act, subject to a maximum of 48.0% in the case of foreign companies. The actual rate depends on a number of factors, including without limitation the nature of the non-resident investor. During the period the underlying equity shares are held by non-resident investors on a transfer from the Depositary upon redemption of ADRs, the provisions of the Avoidance of Double Taxation Agreement entered into by the government of India with the country of residence of the non-resident investors will be applicable in the matter of taxation of any capital gain arising on a transfer of the equity shares.

The double taxation treaty between the United States and India does not provide US residents with any relief from Indian tax on capital gains.

     For purposes of determining the amount of capital gains arising on a sale of an equity share for Indian tax purposes, the cost of acquisition of an equity share received upon redemption of an ADS will be the price of the share prevailing on the BSE or the NSE on the date on which the depositary advises the custodian of such redemption, not the acquisition cost of the ADS being redeemed. The holding period of an equity share received upon redemption of an ADS will commence from the date of advice of redemption by the depositary. The exact procedures for the computation and collection of Indian capital gains tax are not settled.

   Rights

     Distribution to non-resident holders of additional ADSs or equity shares or rights to subscribe for equity shares made with respect to ADSs or equity shares are not subject to tax in the hands of the non-resident holder.

     It is unclear as to whether capital gain derived from the sale of rights by a non-resident holder not entitled to exemption under a tax treaty to another non-resident holder outside India will be subject to Indian capital gains tax. If rights are deemed by the Indian tax authorities to be situated within India, as our situs is in India, the gains realized on the sale of rights will be subject to customary Indian taxation as discussed above.

   Stamp Duty

     Upon the issuance of the equity shares underlying the ADSs, we are required to pay a stamp duty of 0.1% per share of the issue price. A transfer of ADSs is not subject to Indian stamp duty. Normally, upon the acquisition of equity shares from the depositary in exchange for ADSs representing such equity shares in physical form, an investor would be liable for Indian stamp duty at the rate of 0.5% of the market value of the equity shares at the date of registration. Similarly, a sale of equity shares by an investor would also be subject to Indian stamp duty at the rate of 0.5% of the market value of the equity shares on the trade date, although customarily such tax is borne by the transferee, that is, the purchaser. However, our equity shares are compulsorily deliverable in dematerialized form except for trades up to 500 shares only which may be for delivery in physical form. Under Indian stamp law, no stamp duty is payable on the acquisition or transfer of equity shares in dematerialized form.

   Other Taxes

     At present, there are no taxes on wealth, gifts and inheritance which may apply to the ADSs and underlying equity shares.

   Service Tax

     Brokerage or commissions paid to stockholders in connection with the sale or purchase of shares is subject to a service tax of 5.0%. The stockbroker is responsible for collecting the service tax and paying it to the relevant authority.

United States Tax

     The following discussion describes certain US federal income tax consequences of the acquisition, ownership and sale of ADSs that are generally applicable to US investors. For these purposes, you are an US investor if you are:

     o a citizen or resident of the United States under US federal income tax laws;

     o a corporation organized under the laws of the United States or of any political subdivision of the United States; or

     o an estate or trust the income of which is includable in gross income for US federal income tax purposes regardless of its source.

     This discussion only applies to ADSs that you own as capital assets.

     This discussion assumes that we are not a passive foreign investment company. Please see the discussion under "Passive Foreign Investment Company Rules" below.

     Please note that this discussion does not discuss all of the tax consequences that may be relevant in light of your particular circumstances. In particular, it does not address investors subject to special rules, including:

     o    insurance companies;

     o    tax-exempt entities;

     o    dealers in securities;

     o    financial institutions;

     o persons who own the ADSs as part of an integrated investment (including a straddle, hedging or conversion transaction) comprised of the ADS, and one or more other positions for tax purposes;

     o    persons whose functional currency is not the US dollar; or

     o persons who own, actually or constructively, 10.0% or more of our voting stock.

     This discussion is based on the tax laws of the United States currently in effect (including the Internal Revenue Code of 1986, as amended, referred to as "the Code"), Treasury Regulations, Revenue Rulings and judicial decisions. These laws may change, possibly with retroactive effect.

     For US federal income tax purposes, if you own an ADS, you will generally be treated as the owner of the equity shares underlying the ADS.

     Please consult your tax advisor with regard to the application of the US federal income tax laws to the ADSs in your particular circumstances, including the passive foreign investment company rules described below, as well as any tax consequences arising under the laws of any state, local or other taxing jurisdiction.

   Taxation of Dividends

     Dividends you receive on the ADSs, other than certain pro rata distributions of common shares or rights to acquire common shares or ADSs, will generally constitute foreign source dividend income for US federal income tax purposes. The amount of the dividend you will be required to include in income will equal the US dollar value of the rupees, calculated by reference to the exchange rate in effect on the date the payment is received by the depositary, regardless of whether the payment is converted into US dollars. If you realize gain or loss on a sale or other disposition of rupees, it will be US source ordinary income or loss. You will not be entitled to claim a dividends-received deduction for dividends paid by ICICI Bank.

   Taxation of Capital Gains

     You will recognize capital gain or loss for U.S. federal income tax purposes on the sale or exchange of ADSs in the same manner as you would on the sale or exchange of any other shares held as capital assets. The gain or loss will generally be U.S. source income or loss. You should consult your own tax advisors about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

   Passive Foreign Investment Company Rules

     Based upon proposed Treasury regulations, which are proposed to be effective for taxable years after December 31, 1994, ICICI Bank does not expect to be considered a passive foreign investment company. In general, a foreign corporation is a passive foreign investment company for any taxable year in which (i) 75.0% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50.0% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. ICICI Bank has based the expectation that it is not a passive foreign investment company on, among other things, provisions in the proposed regulations that provide that certain restricted reserves (including cash and securities) of banks are assets used in connection with banking activities and are not passive assets, as well as the composition of ICICI Bank's income and ICICI Bank's assets from time to time. Since there can be no assurance that the proposed regulations will be finalized in their current form, and the composition of income and assets of ICICI Bank will vary over time, there can be no assurance that ICICI Bank will not be considered a passive foreign investment company for any fiscal year. If ICICI Bank is a passive foreign investment company at any time that you own ADSs,

     o you may be subject to additional taxes and interest charges on certain dividends and on any gain recognized on the disposition of the shares. This tax is assessed at the highest tax rate applicable for corporate or individual taxpayers for the relevant periods; and

     o you will be subject to additional US tax filing requirements for each year that you hold the shares.

     Please consult your tax advisors about the possibility that ICICI Bank will be a passive foreign investment company and the rules that would apply to you if ICICI Bank were.

                                USE OF PROCEEDS

     Pursuant to our Registration Statement on form F-1 (File No. 333-30132), which was declared effective by the Securities and Exchange commission on March 28, 2000, we registered $125 million of its equity shares, par value Rs. 10 per share, each represented by 0.5 ADSs, and offered and sold 15,909,090 ADSs, each representing two equity shares, at the public offering price of US$ 11.00 per ADS or aggregating USR 174,999,990. We received net proceeds of US$ 166,949,990 from the sale of these ADSs, after deducting the underwriting discount and actual offering expenses of US$ 8,050,000. The joint global coordinators of this offering were Merrill Lynch (Singapore) Pte. Ltd. and Morgan Stanley & Co. International Limited.

                     PRESENTATION OF FINANCIAL INFORMATION

     We have prepared our historical financial statements in accordance with Indian generally accepted accounting principles. Starting in fiscal 2000, we published in our annual shareholders' report our financial statements in US GAAP as well as in Indian GAAP.

     The financial information in this annual report has been prepared in accordance with US GAAP, unless we have indicated otherwise. Our fiscal year ends on March 31 of each year so all references to a particular fiscal year are to the year ended March 31 of that year. The financial statements, including the notes to these financial statements, audited by KPMG, independent accountants, are set forth at the end of this annual report. The reference to "non-performing loans" in this annual report means impaired loans as classified pursuant to US GAAP.

     Although we have translated in this annual report certain rupee amounts into dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated earlier in this annual report, or at all. Except in the section on "Nature of the Indian Securities Trading Market", all translations from rupees to dollars are based on the noon buying rate in the City of New York for cable transfers in rupees at March 31, 2000. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on March 31, 2000 was Rs. 43.65 per US$1.00. The exchange rates used for convenience translations differ from the actual rates used in the preparation of our financial statements.

                             ADDITIONAL INFORMATION

Memorandum and Articles of Association

   Objects and Purposes

     Pursuant to our Memorandum of Association, our main objective is to carry on the business of banking in any part of India or outside India.

   Directors' Powers

     Our directors' powers include the following:

     o Article 140 of the Articles of Association provides that no director of ICICI Bank shall, as a director, take any part in the discussion of or vote on any contract or arrangement if such director is directly or indirectly concerned or interested.

     o    Directors have no powers to vote in absence of a quorum.

     o Article 83 of the Articles of Association provides that the directors may raise and secure the payment of amounts in a manner and upon such terms and conditions in all respects as they think fit and in particular by the issue of bonds, debenture stock, or any mortgage or charge or other security on the undertaking or the whole or any part of the property of ICICI Bank (both present and future) including its uncalled capital.

   Amendment to Rights of Holders of Equity Shares

     Any change to the existing rights of the equity holders can be made only by amending the Articles of Association which would require a special resolution of the shareholders, which must be passed by not less than three times the number of votes cast against the resolution.

   Change in Control Provisions

     Article 59 of the Articles of Association provides that the board of directors may at their discretion decline to register or acknowledge any transfer of shares in respect of shares upon which we have a lien. Moreover, the board of directors may refuse to register the transfer of any shares if the total nominal value of the shares or other securities intended to be transferred by any person would, together with the total nominal value of any shares held in ICICI Bank, exceed 1% of the paid up equity share capital of ICICI Bank or if the board of directors is satisfied that as a result of such transfer, it would result in the change in the board of directors or change in the controlling interest of ICICI Bank and that such change would be prejudicial to the interests of ICICI Bank. However, under the Indian Companies Act, the enforceability of such transfer restrictions is unclear.

Incorporation by Reference

     We incorporate by reference the information disclosed under "Description of Equity Shares" in our Registration Statement on Form F-1 (File No. 333-30132).

         SELECTED FINANCIAL INFORMATION FOR ICICI BANK UNDER INDIAN GAAP

     The selected financial and other data given in the table below have been derived from our financial statements, prepared in accordance with Indian GAAP. Our Indian GAAP financial statements for fiscal 1996, 1997 and 1998 have been audited by Lodha & Co., Chartered Accountants and for fiscal 1999 and 2000 by
S. B. Billimoria and Company, Chartered Accountants.


                                                          Year ended March 31,
                                 ----------------------------------------------------------------------------
                                    1996         1997         1998         1999         2000         2000(1)
                                 ----------   ----------   ----------   ----------   ----------   -----------
                                                             (in millions)
Income:
Interest income(2).............   Rs. 1,066    Rs. 1,827    Rs. 2,585    Rs. 5,441    Rs. 8,529   US$     195
Other income(3)................         249          426          851          890        1,940            45
                                 ----------   ----------   ----------   ----------   ----------   -----------
Total income...................       1,315        2,253        3,436        6,331       10,469           240
Expenses:
Interest expense...............         754        1,171        1,855        4,255        6,670           153
Operating expenses (excluding
  depreciation on fixed
  assets)(4)...................         223          323          431          654        1,285            29
Depreciation on fixed assets...          45           82          145          175          248             6
                                 ----------   ----------   ----------   ----------   ----------   -----------
Expenses before provisions and
  write-offs...................       1,022        1,576        2,431        5,084        8,203           188
Provisions and write-offs:
Provisions for depreciation on
  investments..................          52           54          138         (48)          128             3
Other provisions and
  contingencies(5).............           9           51          137          323          755            17
                                 ----------   ----------   ----------   ----------   ----------   -----------
Provisions and write-offs......          61          105          275          275          883            20
Profit:
Profit before tax..............         232          572          730          972        1,383            32
Provision for taxes............          61          171          228          338          330             8
                                 ----------   ----------   ----------   ----------   ----------   -----------
Profit for the year............   Rs.   171    Rs.   401    Rs.   502    Rs.   634    Rs. 1,053   US$      24
                                 ==========   ==========   ==========   ==========   ==========   ===========

______________
(1) For your convenience, rupee amounts for fiscal 2000 have been translated into US dollars using the noon buying rate in effect on March 31, 2000 of Rs. 43.65 = US$ 1.00.

(2) Represents interest income on advances, income on investments and discount on bills purchased and discounted and interest earned on cash balances.

(3) Represents commission, exchange and brokerage, profit on sale or revaluation of investments, sale of land, buildings and other assets and profit on exchange transactions.

(4)  Represents employee expenses, establishment expenses and other expenses.

(5)  Primarily represents provisioning for bad and doubtful debts.

                                                                At March 31,
                                 ----------------------------------------------------------------------------
                                    1996         1997         1998         1999         2000         2000(1)
                                 ----------   ----------   ----------   ----------   ----------   -----------
                                                             (in millions)
Assets:
Cash and balances with the
  Reserve Bank of India........  Rs.  1,043   Rs.  1,503   Rs.  3,101   Rs.  4,658   Rs.  7,219   US$     165
Balances with banks and
  money at call and short
  notice.......................         586        2,226        5,628       11,725       26,933           617
Advances(2)....................       6,507        7,980       11,278       21,101       36,573           838
Investments....................       2,628        4,354       10,234       28,612       44,167         1,012
Fixed assets...................         465          964        1,837        1,996        2,221            51
Other assets(3)................         342          792          716        1,725        3,613            83
                                 ----------   ----------   ----------   ----------   ----------   -----------
Total assets...................  Rs. 11,571   Rs. 17,819   Rs. 32,794   Rs. 69,817   Rs.120,726   US$   2,766
                                 ==========   ==========   ==========   ==========   ==========   ===========
Liabilities:
Borrowings:
  Deposits(4)..................       7,299       13,476       26,290       60,730       98,660         2,260
  Other borrowings(5)..........       2,090          930        1,922        1,999        4,915           113
                                 ----------   ----------   ----------   ----------   ----------   -----------
Total borrowings...............       9,389       14,406       28,212       62,729      103,575         2,373
Other liabilities and
  provisions...................         615        1,594        1,914        4,005        5,656           130
                                 ----------   ----------   ----------   ----------   ----------   -----------
Total liabilities..............      10,004       16,000       30,126       66,734      109,231         2,503
Shareholders' funds
  Equity capital...............       1,500        1,500        1,650        1,650        1,968            45
Reserves and surplus...........          67          319        1,018        1,433        9,527           218
                                 ----------   ----------   ----------   ----------   ----------   -----------
Total shareholders' funds......       1,567        1,819        2,668        3,083       11,495           263
                                 ----------   ----------   ----------   ----------   ----------   -----------
Total liabilities and
   shareholders' funds.........  Rs. 11,571   Rs. 17,819   Rs. 32,794   Rs. 69,817   Rs.120,726   US$   2,766
                                 ==========   ==========   ==========   ==========   ==========   ===========

_____________

(1) For your convenience, rupee amounts for fiscal 2000 have been translated into US dollars using the noon buying rate in effect on March 31, 2000 of Rs. 43.65 = US$ 1.00.

(2)  Includes bills purchased and discounted.

(3)  Includes current assets and advances for capital assets.

(4)  Represents deposits received from banks as well as others.

(5) Represents borrowings from the Reserve Bank of India and from other banks and institutions.

(6)  Includes debentures issued by us.

            SIGNIFICANT DIFFERENCES BETWEEN INDIAN GAAP AND US GAAP

Indian GAAP differs in several respects from US GAAP. A summary of the significant differences between Indian GAAP and US GAAP is presented below:

              Subject                                       Indian GAAP                                  US GAAP
-----------------------------------------    -----------------------------------------   ------------------------------------------
Statement of cash flows..................    Statement is required for companies         Statement is required.
                                             listed on the stock exchanges and is
                                             recommended for other companies

Statement of changes in stockholders'
  equity.................................    Statement is not required.                  Statement is required.

Consolidation............................    The practice of consolidation is not        When company controls more than
                                             followed.                                   50.0% of the voting securities of another
                                                                                         company, the investee company is known as a
                                                                                         subsidiary and is generally considered to
                                                                                         be a part of the controlling company
                                                                                         (parent). In these circumstances, the
                                                                                         financial statements of the investee are
                                                                                         generally required to be consolidated with
                                                                                         the financial statements of its parent in
                                                                                         which all material transactions between
                                                                                         them are eliminated.

Equity method............................    Equity accounting is not recognized as an   When a company controls 20.0% to 50.0% of
                                             acceptable method of accounting.            the investee's voting securities or has a
                                                                                         subsidiary that is not consolidated, the
                                                                                         investment is generally stated at the
                                                                                         underlying net asset value, with the equity
                                                                                         in the investee's earnings or loss included
                                                                                         in the investor's income statement for the
                                                                                         current period (equity accounting).

Business combination.....................    The conditions for applying the purchase    Business combinations are accounted for
                                             method are different and business           either under the purchase method or the
                                             combinations are generally accounted as     pooling method.
                                             per the pooling of interest method.

Allowance for credit losses..............    Allowance for credit losses are based on    Loans are identified as non-performing and
                                             defaults expected both on principal and     placed on non-accrual basis, where
                                             interest. The allowance does not consider   management estimates that payment of
                                             present value of future inflows.            interest or principal is doubtful of
                                                                                         collection. Non-performing loans are
                                                                                         reported after considering the impact of
                                                                                         impairment. The impairment is measured by
                                                                                         comparing the carrying amount of the loan
                                                                                         to the present value of expected future
                                                                                         cash flows or the fair value of the
                                                                                         collateral (discounted at the loans'
                                                                                         effective rate).

Loan origination fees/costs..............    Loan origination fees and costs are taken   Loan origination fees (net of loan
                                             to the income statement in the year         origination costs) are deferred and
                                             accrued/incurred.                           recognized as an adjustment to yield over
                                                                                         the life of the loan.

Interest capitalization..................    Capitalization of interest is               Interest cost incurred for funding an asset
                                             optional.                                   during its construction period is required
                                                                                         to be capitalized based on the average
                                                                                         outstanding investment in the asset and the
                                                                                         average cost of funds. The capitalized
                                                                                         interest cost is included in the cost of
                                                                                         the relevant asset and is depreciated over
                                                                                         the useful life of


                                                                                         the asset.

Redeemable preference shares.............    Redeemable preference shares are a          Redeemable preference shares do not form a
                                             component of shareholders' equity, and      part of the shareholders' equity and
                                             preference dividend is reported as an       dividends on such shares are charged to the
                                             appropriation of income.                    income statement.

Investment in debt and equity securities.    Securities are classified as current or     Securities are classified as trading, held
                                             permanent. Current securities are valued    to maturity or available for sale based on
                                             at the lower of cost or market value with   management's intention on the acquisition
                                             any unrealized loss charged to the income   date. While trading and available for sale
                                             statement. Unrealized gains are not         securities are valued at fair value, held
                                             recorded. Permanent investments are         to maturity securities are valued at cost,
                                             valued at cost, adjusted for permanent      adjusted for amortization of premiums and
                                             diminution.                                 accretion of discount. The unrealized gains
                                                                                         and losses on trading securities are taken
                                                                                         to the income statement, while those on
                                                                                         available for sale securities are reported
                                                                                         as a separate component of stockholders'
                                                                                         equity, net of applicable taxes.

Revaluation of property, plant and           Revaluation of property, plant and plant    Revaluation of property, plant and
  equipment..............................    and equipment is permitted.                 equipment is not permitted except in
                                                                                         certain cases.

Accounting for finance leases............    Assets under finance leases are not         Assets under finance leases should be
                                             required to be capitalized by lessees       capitalized and depreciated by lessees,
                                             but, instead, are capitalized and           with the corresponding recognition of the
                                             depreciated by lessors at statutory rates.  lease obligation. Lease rentals are
                                             The difference between the depreciation     recognized as payments of the lease
                                             charge and annual lease charge is           obligation and interest thereon. Lessors
                                             adjusted in the income statement through    should recognize the minimum lease payments
                                             a lease equalization account.               less unearned income, i.e., the net
                                                                                         investment in the lease, as an asset and
                                                                                         the interest component of the lease rental
                                                                                         as income.

                                             Lessees recognize lease rental payments
                                             as expenses as they are incurred.

Sale of securities under repurchase          Recorded as sales and removed from          Sales proceeds are recorded as borrowings
agreements...............................    balance sheet of seller.                    in the balance sheet of seller/borrower.
                                                                                         Securities continue to be reflected as
                                                                                         assets in the balance sheet of
                                                                                         seller/borrower.

Income taxes.............................    The amount of tax that is payable is        Income taxes are provided against current
                                             recorded.                                   period income as reflected in the financial
                                                                                         statements, even though all or some of such
                                                                                         income will not be reported for tax
                                                                                         purposes in the current period and taxes
                                                                                         will not be payable currently. This means
                                                                                         that, even though certain amount of the
                                                                                         current period accounting income is not
                                                                                         taxable, income tax must be provided in the
                                                                                         financial statements against both income on
                                                                                         which taxes are payable and income on which
                                                                                         the tax liability is deferred regardless of
                                                                                         the length of that deferral, subject to
                                                                                         valuation allowances for deferred tax
                                                                                         assets.

Share issue expenses.....................    Share issue expenses are generally          Direct costs to sell shares are treated
                                             deferred and amortized over a period of     as a reduction of the issue proceeds;
                                             three to five years. They may also be       indirect costs are expensed as incurred.
                                             written off against share premium account.


Debt issue costs.........................    Debt issue expenses is written off in the   Debt issue costs are deferred and amortized
                                             year debt is taken.                         over the life of the debt using the
                                                                                         "interest method".

Extraordinary items......................    Extraordinary items are disclosed           Extraordinary items are disclosed
                                             separately in the statement of profit and   separately in the statement of profit and
                                             loss.                                       loss net of applicable tax effects.

Prior period items.......................    Prior period items are disclosed            Prior period items, less related tax
                                             separately in the current statement of      effects, are excluded from the current
                                             profit and loss.                            statements of profit and loss and reflected
                                                                                         as adjustments to the opening balance of
                                                                                         retained earnings.

Segmental information....................    Segmental information is not required.      Information regarding total revenues,
                                                                                         operating costs, gross profit, assets and
                                                                                         liabilities for each operating segment is
                                                                                         required to be disclosed

                      INDEX TO US GAAP FINANCIAL STATEMENTS

                                                                           Page

Independent Auditors' Report on the Financial Statements                    F-2

Balance Sheets at March 31, 1999 and 2000                                   F-3

Statements of Income for the years ended March 31, 1998,
  1999 and 2000                                                             F-4

Statements of Changes in Stockholders' Equity for the years
  ended March 31, 1998, 1999 and 2000                                       F-5

Statements of Cash Flows for the years ended March 31, 1998,
  1999 and 2000                                                             F-7

Notes to Financial Statements                                               F-9

                          INDEPENDENT AUDITORS' REPORT

        To the board of directors and stockholders of ICICI Bank Limited

We have audited the accompanying balance sheets of ICICI Bank Limited as of March 31, 2000 and March 31, 1999 and the related statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 2000. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICICI Bank Limited as of March 31, 2000 and 1999, and the result of its operations and its cash flows for each of the years in the three-year period ended March 31, 2000, in conformity with accounting principles generally accepted in United States.

The United States dollar amounts are presented in the accompanying financial statements solely for the convenience of the readers and are arithmetically correct on the basis disclosed in note 1.1.3.

/s/ KPMG

KPMG
Mumbai, India

April 24, 2000

                                          ICICI BANK LIMITED
                                        US GAAP BALANCE SHEETS
                                      AT MARCH 31, 1999 AND 2000

                                                                         At March 31,
                                                        -----------------------------------------------
                                                               1999            2000            2000
                                                               ----            ----            ----
                                                                        (in millions)
                                                        -----------------------------------------------
                                                                   Rs              Rs             USD
Assets
Cash and cash equivalents ...............................      19,928          36,326             832
Trading account assets ..................................      15,822          28,228             647
Securities, available for sale ..........................       3,963           4,709             108
Loans, net...............................................      27,597          47,016           1,077
Acceptances .............................................       5,587           8,490             194
Property and equipment ..................................       1,761           2,097              48
Other assets ............................................       1,607           3,550              81
                                                               ------         -------           -----
Total assets ............................................      76,265         130,416           2,987

Liabilities

Interest bearing deposits ...............................      54,963          82,785           1,896
Non-interest bearing deposits ...........................       5,766          15,875             364
                                                               ------         -------           -----
Total deposits ..........................................      60,729          98,660           2,260
Trading account liabilities .............................         418           1,922              44
Acceptances .............................................       5,587           8,490             194
Long-term debt ..........................................       1,764           2,476              57
Other liabilities .......................................       4,937           7,481             171
                                                               ------         -------           -----
Total liabilities. ......................................      73,435         119,029           2,726

Stockholders' equity
Common stock ............................................       1,650           1,968              45
Additional paid in capital ..............................         375           7,435             171
Deferred Compensation - Employee Stock Option Plan ......           -             (39)             (1)
Retained earnings .......................................         756           1,940              44
Accumulated comprehensive income ........................          49              83               2
                                                               ------         -------           -----
Total stockholders' equity ..............................       2,830          11,387             261
                                                               ------         -------           -----
Total liabilities and stockholders' equity ..............      76,265         130,416           2,987
                                                               ======         =======           =====

See accompanying notes to the financial statements.


                                                 ICICI BANK LIMITED
                                            US GAAP STATEMENTS OF INCOME
                                  FOR THE YEARS ENDED MARCH 31, 1998, 1999 AND 2000

                                                                             Year ended March 31,
                                                                           ----------------------
                                                                    1998          1999           2000         2000
                                                                ------------    ----------    ----------   --------
                                                                     (in millions, except per share data)
                                                                ----------------------------------------------------
                                                                      Rs            Rs             Rs           USD
Interest revenue
Loans, including fees .........................................    1,499         2,707          4,437           102
Securities, including dividends ...............................      148           305            684            16
Trading account assets, including dividends ...................      865         2,247          3,073            70
Other .........................................................       67           131            240             5
                                                                   -----         -----          -----           ---

Total interest revenue ........................................    2,579         5,390          8,434           193
                                                                   -----         -----          -----           ---
Interest expense
Deposits ......................................................    1,618         3,707          5,789           133
Long term debt ................................................       16           155            244             6
Trading account liabilities ...................................      216           256            542            12
Other. ........................................................        4           126             81             2
                                                                   -----         -----          -----           ---
Total interest expense ........................................    1,854         4,244          6,656           153
                                                                   -----         -----          -----           ---
Net interest revenue ..........................................      725         1,146          1,778            40
Provision for credit losses ...................................     (360)         (540)          (427)          (10)
                                                                   -----         -----          -----           ---

Net interest revenue after provision for credit losses ........      365           606          1,351            30
Non-interest revenue, net
Fees and commissions ..........................................      240           370            607            14
Trading account revenue .......................................      147           134            857            20
Securities transactions .......................................       32            21             75             2
Foreign exchange transactions .................................      171           341            220             5
Other .........................................................        1             -              -
                                                                   -----         -----          -----           ---
Net revenue ...................................................      956         1,472          3,110            71
                                                                   -----         -----          -----           ---

Non-interest expense
Salaries ......................................................      116           172            257             6
Employee benefits .............................................       21            32             59             1
                                                                   -----         -----          -----           ---
Total employee expense ........................................      137           204            316             7
Premise and equipment expense .................................      162           232            340             8
Administration and other expense. .............................      255           363            673            15
                                                                   -----         -----          -----           ---
Total non-interest expense ....................................      554           799          1,329            30
                                                                   -----         -----          -----           ---

Income before taxes. ..........................................      402           673          1,781            41
Income tax expense ............................................      104           170            379             9
                                                                   -----         -----          -----           ---
Net income ....................................................      298           503          1,402            32
                                                                   =====         =====          =====           ===
Earnings per share
Basic and diluted .............................................     1.84          3.05           8.49          0.19
Weighted average number of common shares (in millions) used
for computing earnings per share
-    Basic ....................................................   162.08        165.00         165.09        165.09
-    Diluted ..................................................   162.08        165.00         165.11        165.11

See accompanying notes to the financial statements.


                                                 ICICI BANK LIMITED
                               US GAAP STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                  FOR THE YEARS ENDED MARCH 31, 1998, 1999 AND 2000

                                                                                Year ended March ,
                                                                     ------------------------------------------------
                                                                       1998         1999          2000          2000
                                                                     -----------   ----------   ---------   ---------
                                                                                   (in millions)
                                                                         Rs           Rs            Rs           USD
Common stock

Balance, beginning of year ........................................    1500        1,650         1,650            38
Common stock issued ...............................................     150*           -           318             7
                                                                      -----        -----        ------           ---
Balance, end of year. .............................................   1,650        1,650         1,968            45
                                                                      -----        -----        ------           ---

Additional paid in capital
Balance, beginning of year ........................................       -          375           375             9
Common stock issued ...............................................     375*           -         7,020           161
Compensation related to stock option grants .......................       -            -            40             1
                                                                      -----        -----        ------           ---
Balance, end of year ..............................................     375          375         7,435           171
                                                                      -----        -----        ------           ---

Deferred Compensation - Employee Stock Option Plan
Balance, beginning of year ........................................       -            -             -             -
Compensation related to stock option grants. ......................       -            -           (40)           (1)
Amortisation of compensation related to stock option grants .......       -            -             1             -
                                                                      -----        -----        ------           ---
Balance, end of year ..............................................       -            -           (39)           (1)
                                                                      -----        -----        ------           ---

Retained earnings
Balance, beginning of year ........................................     283          431           756            17
Net income. .......................................................     298          503         1,402            32
Dividend declared on common stock .................................    (150)        (178)         (218)           (5)
                                                                      -----        -----        ------           ---
Balance, end of year ..............................................     431          756         1,940            44
                                                                      -----        -----        ------           ---

Accumulated comprehensive income
Balance, beginning of year ........................................     (33)          15            49             1
Unrealized gain / (loss) securities, net. .........................      48           34            34             1
                                                                      -----        -----        ------           ---
Balance, end of year ..............................................      15           49            83             2
                                                                      -----        -----        ------           ---

Total stockholders' equity
Balance, beginning of year. .......................................   1,750        2,471         2,830            65
Common stock issued ...............................................     525            -         7,338           168
Compensation amortized during the year ............................       -            -             1             -
Net income. .......................................................     298          503         1,402            32
Dividend declared on common stock .................................    (150)        (178)         (218)           (5)
Unrealized gain / (loss) on securities, net .......................      48           34            34             1
                                                                      -----        -----        ------           ---
Balance, end of year ..............................................   2,471        2,830        11,387           261
                                                                      -----        -----        ------           ---

*  Common stock issued to parent company

                              ICICI BANK LIMITED
                   US GAAP STATEMENTS OF COMPREHENSIVE INCOME
              FOR THE YEARS ENDED MARCH 31, 1998, 1999 AND 2000

                                                       Year ended March 31,
                                                 ------------------------------
                                                  1998    1999    2000    2000
                                                  ----    ----    ----    ----
                                                        (in millions)
                                                 ------------------------------
                                                   Rs      Rs     Rs       USD
   Net income ...............................     298     503   1,402      32
   Other comprehensive income, net of tax
   Unrealized gain / (loss) on securities ...      48      34      34       1
                                                  ---     ---   -----      --
   Comprehensive income .....................     346     537   1,436      33
                                                  ---     ---   -----      --


See accompanying notes to the financial statements.


                                         ICICI BANK LIMITED
                                  US GAAP STATEMENTS OF CASH FLOWS
                         FOR THE YEARS ENDED MARCH 31, 1998, 1999 AND 2000

                                                                   Year ended March 31,
                                                           ----------------------------------------
                                                            1998        1999      2000       2000
                                                            ----        ----      ----       ----
                                                                         (in millions)
                                                           ----------------------------------------
                                                              Rs         Rs        Rs          USD
Cash flows from operating activities
   Net income .........................................       298        503      1,402         32
   Adjustments to reconcile net income to net cash from
     operating activities:
   Provision for credit losses ........................       360        540        427         10
   Depreciation and amortization ......................       148        163        374          9
   Loss on sale of fixed assets .......................        --         --          1         --
   Provision for deferred taxes .......................       (99)      (130)       113          3
   Unrealized (gain)/loss on trading securities .......       127        (23)        79          2
   Net gain on sale of securities, available for sale .       (32)       (21)       (75)        (2)
   Change in assets and liabilities
   Other assets .......................................      (301)      (914)    (1,977)       (45)
   Other liabilities ..................................     1,787      2,278      2,361         54
   Trading account assets .............................    (7,511)    (8,412)   (12,509)      (287)
   Trading account liabilities ........................       952     (1,375)     1,504         34
                                                           ------     ------     ------       ----
   Net cash used in operating activities ..............    (4,271)    (7,391)    (8,300)      (190)
                                                           ------     ------     ------       ----
   Cash flows from investing activities
   Securities, available for sale
   Purchases ..........................................      (142)    (3,610)   (10,714)      (246)
   Proceeds from sales ................................     2,609      1,103     10,020        230
   Net increase in loans ..............................    (4,751)   (15,373)   (19,843)      (455)
   Capital expenditure on property and equipment ......      (985)      (487)      (528)       (12)
   Proceeds from sale of property and equipment .......         1          1          2         --
                                                           ------     ------     ------       ----
   Net cash used in investing activities ..............    (3,268)   (18,366)   (21,063)      (483)
                                                           ======    =======    =======       ====

   See accompanying notes to the financial statements.


                                         ICICI BANK LIMITED
                            US GAAP STATEMENTS OF CASH FLOWS (CONTINUED)
                         FOR THE YEARS ENDED MARCH 31, 1998, 1999 AND 2000

                                                                     Year ended March 31,
                                                          -------------------------------------------
                                                           1998       1999        2000        2000
                                                           ----       ----        ----        ----
                                                                         (in millions)
                                                          -------------------------------------------
                                                             Rs          Rs         Rs          USD
   Cash flows from financing activities
   Net increase in deposits ............................   12,813      34,439     37,931        869
   Proceeds from issuance of long term debt ............       40       1,636        710         16
   Maturity and redemption of long term debt ...........       --          --         --         --
   Proceeds from issuance of common stock ..............      525*         --      7,338        168
   Payment of dividend .................................     (150)       (178)      (218)        (5)
                                                           ------      ------     ------      -----
   Net cash from financing activities ..................   13,228      35,897     45,761      1,048
                                                           ======      ======     ======      =====
   Net increase in cash and cash equivalents ...........    5,689      10,140     16,398        375
   Cash and cash equivalents at beginning of period ....    4,099       9,788     19,928        457
                                                           ------      ------     ------      -----
   Cash and cash equivalents at end of the period ......    9,788      19,928     36,326        832
                                                           ======      ======     ======      =====

   * Proceeds from issuance of stock to parent company

     See accompanying notes to the financial statements.

                              ICICI BANK LIMITED
                  NOTES TO FINANCIAL STATEMENTS FOR THE YEARS
                      ENDED MARCH 31, 1998, 1999 AND 2000

1         Significant accounting policies

1.1       Basis of presentation

1.1.1 ICICI Banking Corporation Limited, incorporated in Vadodara, India provides a wide range of banking and financial services including commercial lending, trade finance and treasury products. The name of ICICI Banking Corporation Limited was changed to ICICI Bank Limited ("ICICI Bank" or "the Bank") on September 10, 1999. ICICI Bank is a banking company governed by the Banking Regulations Act, 1949. ICICI Bank is a 62.24% owned subsidiary of ICICI Limited ("the parent company"), a leading financial institution in India. ICICI Bank does not have any majority owned subsidiaries or investments where its shareholding exceeds 20% of the voting stock of the investee.

1.1.2 The accounting and reporting policies of ICICI Bank used in the preparation of these financial statements reflect industry practices and conform to generally accepted accounting principles in the United States of America ("US GAAP"). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Actual results could differ from these estimates.

1.1.3 The accompanying financial statements have been prepared in Indian rupees ("Rs"), the national currency of India. Solely for the convenience of the reader, the financial statement at and for the year ended March 31, 2000 has been translated into US dollars, at the noon buying rate in New York city at March 31, 2000 for the cable transfers in rupees, as certified for customs purposes by the Federal Reserve of New York of US$1.00 = Rs 43.65. No representation is made that the rupee amounts have been, could have been or could be converted into US dollars at such rate or any other rate on March 31, 2000 or at any other certain date.

1.2       Revenue recognition

1.2.1 Interest income is accounted on an accrual basis except in respect of impaired loans, where it is recognized on a cash basis.

1.2.2 Income from leasing operations is accrued in a manner to provide a fixed rate of return on outstanding investments.

1.2.3 Discount on bills is recognized on a straight line basis over the tenure of the bills.

1.2.4 Fees from non-fund based activities such as guarantees and letters of credit are amortized over the contractual period of the commitment.

1.3       Cash and cash equivalents

1.3.1 ICICI Bank considers all highly liquid investments, which are readily convertible into cash and have contractual maturities of three months or less from the date of purchase, to be cash equivalents. The carrying value of cash equivalents approximates fair value.

                              ICICI BANK LIMITED
                  NOTES TO FINANCIAL STATEMENTS FOR THE YEARS
                      ENDED MARCH 31, 1998, 1999 AND 2000

1.4       Securities and trading account activities

1.4.1 ICICI Bank has adopted the Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that investments in debt and equity securities be reported at fair value, except for debt securities classified as held-to-maturity securities, which are reported at amortized cost. Equity securities and debt securities available for sale are carried at fair value, with unrealized gains and losses reported as a separate component of stockholders' equity, net of applicable income taxes. Realized gains and losses on sale of securities are included in earnings on a weighted average cost basis.

1.4.2 Any "other than temporary diminution" in the value of held-to-maturity or securities, available for sale is charged to the income statement. "Other than temporary diminution" is identified based on management's evaluation.

1.4.3 Trading account assets include securities held for the purpose of sale in the short term. These securities are valued at fair value, with the unrealized gains/losses being taken to trading account revenue. Trading account activities also include foreign exchange products. Foreign exchange trading positions are valued at prevailing market rates on the date of the balance sheet and the resulting gains/losses are included in foreign exchange revenue.

1.5       Loans

1.5.1 Loans are reported at the principal amount outstanding, inclusive of interest accrued and due pursuant to the contractual terms. Loan origination fees (net of loan origination costs) are deferred and recognized as an adjustment to yield over the period of the loan. Interest is accrued on the unpaid principal balance and is included in interest income.

1.5.2 Loans are identified as impaired and placed on a non-accrual basis, when it is determined that payment of interest or principal is doubtful of collection or that interest or principal is past due beyond two payment periods (each payment period being 90 days). Such loans are classified as non-performing. Any interest accrued (and not received) on impaired loans is reversed and charged against current earnings, and interest is thereafter included in earnings only to the extent actually received in cash. Non-performing loans are returned to an accrual status when all contractual principal and interest amounts are reasonably assured of repayment and there is a sustained period of repayment performance in accordance with the contractual terms.

1.5.3 Non-performing loans are reported after considering the impact of "non-performance". Non-performance is measured by comparing the carrying amount of the loan with the present value of the expected future cash flows/fair value of the collateral, discounted at the effective rate of the loan. In cases of default wherein ICICI Bank does not have adequate security and/or the borrower is not traceable and legal recourse is not expected to result in recovery, ICICI Bank writes off all or part of the carrying value of the loan.

1.5.4 Loans include aggregate rentals on lease financing transactions and residual values, net of related unearned income and security deposit collected from the lessee. Substantially all of the lease financing transactions represent direct financing leases. Unearned income is amortized under a method which primarily results in an approximate level rate of return when related to the unrecovered lease investment. Income on non-performing leases is recognised on the same basis as non-performing loans.

                              ICICI BANK LIMITED
                  NOTES TO FINANCIAL STATEMENTS FOR THE YEARS
                      ENDED MARCH 31, 1998, 1999 AND 2000

1.5.5 Loans further include credit substitutes, such as privately placed/negotiated debt instruments and preferred shares, which are not readily marketable.

1.6       Aggregate allowance for credit losses

1.6.1 ICICI Bank evaluates its entire corporate credit portfolio on a periodic basis and grades its accounts considering both qualitative and quantitative criteria. This analysis includes an account by account analysis of the entire loan portfolio, and an allowance is made for any probable loss on each account. In evaluating its credit losses, management has estimated recovery of such loans at various stages of time to recovery and has discounted these using the effective interest rate of the loans. In estimating recovery, ICICI Bank considers its past credit loss experience and such other factors, which in its judgement, deserve recognition in estimating probable credit losses. Actual recovery may differ from estimates and consequently actual loss could differ from the estimated loss. The aggregate allowance for credit losses is increased by amounts charged to the provisions for credit losses, net of write-offs and releases of provisions as a result of cash collections.

1.6.2 Credit card receivables are collectively evaluated for impairment based on the profile of days past due, classified into various buckets. Provisions are based as a fixed percentage of pre defined buckets. The Bank intends to review this policy annually based on the historical delinquency and credit loss experience.

1.7       Property and equipment

1.7.1 Property and equipment are stated at cost, less accumulated depreciation. The cost of additions, capital improvements and interest during the construction period are capitalized, while repairs and maintenance are charged to expenses when incurred.

1.7.2 Depreciation is provided over the estimated useful lives of the assets.

1.7.3 The cost and accumulated depreciation for property and equipment sold, retired or otherwise disposed of are relieved from the accounts, and the resulting gains/losses are reflected in the income statement.

1.7.4 Property under construction and advances paid towards acquisition of property, plant and equipment are disclosed as capital work in progress.

1.8       Interest capitalization

1.8.1 The interest cost incurred for funding an asset during its construction period is capitalized based on the actual outstanding investment in the asset from the date of purchase/expenditure and the average cost of funds. The capitalized interest cost is included in the cost of the relevant asset and is depreciated over the asset's estimated useful life.

                              ICICI BANK LIMITED
                  NOTES TO FINANCIAL STATEMENTS FOR THE YEARS
                      ENDED MARCH 31, 1998, 1999 AND 2000

1.9       Income taxes

1.9.1 Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss carry forwards. Deferred tax assets are recognized subject to management's judgement that realization is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be received and settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the income statement in the period of change.

1.10      Retirement benefits

          Gratuity

1.10.1 In accordance with Indian law, ICICI Bank provides for a gratuity to its employees in the form of a defined benefit retirement plan covering all employees. The plan provides a lump sum payment to vested employees at retirement, on death while in employment or on termination of employment based on the respective employee's salary and the years of employment with ICICI Bank. The gratuity benefit conferred by ICICI Bank on its employees is equal to or greater than the statutory minimum.

1.10.2 ICICI Bank provides the gratuity benefit through annual contributions to a fund administered by trustees and managed by the Life Insurance Corporation of India. Under this scheme, the settlement obligation remains with the bank although the Life Insurance Corporation of India administers the scheme and determines the contribution premium required to be paid by the bank. ICICI Bank contributed and expensed Rs 3 million, Rs 5 million and Rs 6 million to the gratuity fund in fiscal 1998, 1999 and 2000 respectively. The impact of the scheme is not material or expected to become material to the Bank's financial condition or operations.

          Superannuation

1.10.3 The permanent employees of ICICI Bank are entitled to receive retirement benefits under the superannuation fund operated by ICICI Bank. The Superannuation fund is a defined contribution plan under which ICICI Bank contributes annually a sum equivalent to 15% of the employee's eligible annual salary to Life Insurance Corporation of India, the manager of the fund, that undertakes to pay the lump sum and annuity payments pursuant to the scheme. ICICI Bank contributed Rs 10 million, Rs 12 million and Rs 20 million to the superannuation plan in fiscal 1998, 1999 and 2000 respectively.

          Provident fund

1.10.4 In accordance with Indian law, all employees of ICICI Bank are entitled to receive benefits under the provident fund, a defined contribution plan, in which, both the employee and ICICI Bank contribute monthly at a determined rate (currently 12% of employees' salary). These contributions are made to a fund set up by ICICI Bank and administered by a board of trustees. ICICI Bank contributed Rs 7 million, Rs 11 million and Rs 16 million to the provident fund in fiscal 1998, 1999 and 2000 respectively. Further, in the event the return on the fund is lower than 12% (current guaranteed rate of return to the employees), such difference will be contributed by ICICI Bank and charged to income.

                              ICICI BANK LIMITED
                  NOTES TO FINANCIAL STATEMENTS FOR THE YEARS
                      ENDED MARCH 31, 1998, 1999 AND 2000

          Leave encashment

1.10.5 The liability for leave encashment on retirement or on termination of services of the employee of ICICI Bank is valued on the basis of the employee's last drawn salary and provided for. Accordingly ICICI Bank has made a provision of Rs 1 million, Rs 4 million and Rs 6 million, for fiscal 1998, 1999 and 2000 respectively.

1.11      Foreign currency transactions

1.11.1 Revenue and expenses in foreign currency are accounted at the exchange rate on the date of the transaction. Foreign currency balances at year-end are translated at the year-end exchange rates and the revaluation gains/losses are adjusted through the income statement.

1.11.2 Speculative forward exchange contracts are revalued at year-end based on forward exchange rates for residual maturities and the contracted rates and the revaluation gain/loss is recognised in the income statement. Forward exchange contracts that are accounted for as hedges of foreign currency exposures, are revalued based on year-end spot rates and the spot rates at the inception of the contract. The revaluation gain/loss is recognised in the income statement. Premium or discount on such forward exchange contracts is recognised over the life of the contract.

1.12      Derivative instruments

1.12.1 ICICI Bank enters into currency swaps with its corporate clients which it hedges with the parent company. Such hedge contracts are structured to ensure that changes in their market values would fully offset the effect of a change in the fair value of the underlying contracts. Accordingly, these swap contracts are designated as hedge transactions and accounted for under accrual method.

1.12.2 ICICI Bank has entered into interest swap contracts for its own balance sheet management purposes as well as for taking trading positions. The contracts which have been entered into for its balance sheet management purposes have been designated as `hedge transactions' and accounted for under the accrual method. The contracts entered into for trading purposes have been designated as `Traded Contracts' and have been accounted at their fair value.

1.13      Debt issuance costs

1.13.1    Debt issuance costs are amortized over the tenure of the debt.

1.14      Dividends

1.14.1 Dividends on common stock and the related dividend tax are recorded as a liability at the point of their approval by the board of directors.

1.15      Earnings per share

1.15.1 Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed by adjusting outstanding shares assuming conversion of all potentially dilutive stock options and other convertible securities.

                              ICICI BANK LIMITED
                  NOTES TO FINANCIAL STATEMENTS FOR THE YEARS
                      ENDED MARCH 31, 1998, 1999 AND 2000

1.16      Stock-based compensation

1.16.1 The Bank has introduced a stock option plan, wherein options were granted to certain employees and whole time director of the Bank and employees of the parent company. The Bank accounts for employee stock options, granted to its employees and whole time director in accordance with Accounting Principles Board ("APB") No. 25, "Accounting for Stock issued to Employees" and furnishes the proforma disclosures required under SFAS No. 123, "Accounting for Stock-based compensation" in respect of these options.

1.16.2 Options granted to employees of the parent company are accounted for in accordance with SFAS No 123. The Bank values the stock options issued, based upon an option-pricing model and recognizes this value as an expense over the period in which the options vest.

1.17      Accounting for outward clearing

1.17.1 In fiscal 2000, the Bank decided to account for cheques deposited by customers and sent for clearing. Accordingly at March 31, 2000 Rs. 1,610 million has been accounted for as outward clearing suspense and included in cash and cash equivalents and other liabilities respectively. This change is not material to the financial position of the Bank and accordingly, the outward clearing balance as at March 31, 1999 amounting to Rs 1,440 million has been included in the financial statements for the year ended March 31, 1999.

2         Financial instruments

2.1.1 ICICI Bank provides a wide variety of financial instruments as products to its customers, and it also uses these instruments in connection with its own activities. Following are explanatory notes regarding financial assets and liabilities, off-balance sheet financial instruments, concentration of credit risk and the estimated fair value of financial instruments.

2.1.2 Collateral requirements are assessed on a case-by-case evaluation of each customer and product, and may include cash, securities, receivables, property, plant and equipment and other assets.

2.2       Financial assets and liabilities

          Cash and cash equivalents

2.2.1 Cash and cash equivalents at March 31, 2000 include a balance of Rs 6,904 million (March 31, 1999: Rs 4,565 million) maintained with the Reserve Bank of India being the minimum daily stipulated amount to be maintained. This balance is subject to withdrawal and usage restrictions.

2.2.2 Cash and cash equivalents at March 31, 2000 also includes, interest-bearing deposits with banks aggregating Rs 25,273 million (March 31, 1999: Rs 11,083 million) and outward clearing suspense of Rs 1,610 million (March 31, 1999: 1,440 million)

                              ICICI BANK LIMITED
                  NOTES TO FINANCIAL STATEMENTS FOR THE YEARS
                      ENDED MARCH 31, 1998, 1999 AND 2000

          Trading account assets

2.2.3     A listing of the trading account assets is set out below:

                                                                At March 31,
                                                            1999         2000
                                                          ----------   ---------
                                                             (in Rs millions)
                                                          ----------------------
   Government of India securities .....................     14,449     26,903
   Equity securities ..................................        198         90
   Mutual fund units ..................................       --          779
   Revaluation gains on derivative and foreign
     exchange contracts ...............................        425        309
   Commercial paper /certificates of deposits .........        750        147
                                                            ------     ------
   Total ..............................................     15,822     28,228
                                                            ======     ======

2.2.4 In accordance with the Banking Regulation Act, 1949, ICICI Bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid unencumbered assets like cash, gold and approved securities. The amount of securities required to be maintained at March 31, 2000 was Rs 20,570 million (March 31, 1999:
          Rs 12,875 million).

2.2.5 As at March 31, 2000, trading account assets included certain securities amounting to Rs 72 million (March 31, 1999:Rs 18 million), which are pledged in favour of certain banks for the purposes of availing borrowing and funds transfer facilities.

          Trading account revenue

2.2.6     A listing of trading account revenue is set out below:

                                                          Year ended March 31,
                                                        ------------------------
                                                         1998     1999     2000
                                                        ------    -----   ------
                                                            (in Rs millions)
                                                        -----------------------
   Gain on sale of trading securities ................    274     111    936
   Revaluation gain/(loss) on trading securities .....   (127)     23    (79)
                                                         ----      --    ---
   Total .............................................    147     134    857
                                                          ===     ===    ===

          Repurchase transactions

2.2.7 During the period under review, ICICI Bank has undertaken repurchase and reverse repurchase transactions in Government of India securities. The average level of repurchase outstandings during fiscal 1999 and 2000 was Rs 417 million and Rs 225 million, respectively. The average level of reverse repurchase transactions outstanding during fiscal 1999 and 2000 was Rs 211 million and Rs 203 million, respectively. At March 31, 2000 outstanding repurchase and outstanding reverse repurchase contracts amounts to Nil (March 31, 1999: Nil) and Rs 256 million (March 31, 1999: Nil) respectively.

                              ICICI BANK LIMITED
                  NOTES TO FINANCIAL STATEMENTS FOR THE YEARS
                      ENDED MARCH 31, 1998, 1999 AND 2000

          Securities, available for sale

2.2.8     The portfolio of securities, available for sale is set out below:

                                                             At March 31, 1999
                                              -------------------------------------------
                                                             Gross       Gross
                                               Amortized   unrealized  unrealized  Fair
                                                 cost         gain       loss      Value
                                                        (in Rs millions)
                                              --------------------------------------------
   Corporate debt securities ................    2,860          --         -      2,860
   Government of India securities ...........      775          50         -        825
                                                 -----       -----     -----      -----
   Total debt securities ....................    3,635          50         -      3,685
   Mutual fund units ........................      266          12         -        278
                                                 -----       -----     -----      -----
   Total securities, available for sale .....    3,901          62         -      3,963
                                                 =====       =====     =====      =====

                                                             At March 31, 2000
                                              -------------------------------------------
                                                             Gross       Gross
                                               Amortized   unrealized  unrealized  Fair
                                                 cost         gain       loss      Value
                                                        (in Rs millions)
                                              --------------------------------------------
   Corporate debt securities ...............     2,540          34        --      2,574
   Government of India securities ..........       914          89        --      1,003
                                                 -----       -----     -----      -----
   Total debt securities ...................     3,454         123        --      3,577
   Mutual fund units .......................     1,146          --       (14)     1,132
                                                 -----       -----     -----      -----
   Total securities, available for sale ....     4,600         123       (14)     4,709
                                                 =====       =====     =====      =====

          Income from securities, available for sale

2.2.9 A listing of interest and dividends on available for sale securities is set out below:

                                                        Year ended March 31,
                                                     --------------------------
                                                       1998       1999     2000
                                                     --------   -------   -----
                                                           (in Rs millions)
                                                     --------------------------
   Interest ......................................      129      248      358
   Dividends .....................................       19       57      326
                                                        ---      ---      ---
    Total interest, including dividends ..........      148      305      684
                                                        ===      ===      ===

                              ICICI BANK LIMITED
                  NOTES TO FINANCIAL STATEMENTS FOR THE YEARS
                      ENDED MARCH 31, 1998, 1999 AND 2000

          Maturity profile of debt securities

2.2.10 A listing of debt securities, available for sale at March 31, 1999 and March 31, 2000 by original contractual maturity is set out below:

                                           March 31, 1999      March 31, 2000
                                           --------------      --------------
                                         Amortized    Fair   Amortized    Fair
                                           cost      Value     cost      Value

                                                      (in Rs millions)
                                         ---------------------------------------
   Corporate debt securities

   Less than one year ...............       266       266       399       403
   One to five years ................     1,894     1,894     1,548     1,563
   More than five years .............       700       700       593       608
                                          -----     -----     -----     -----
   Total ............................     2,860     2,860     2,540     2,574
                                          =====     =====     =====     =====

          Loans

2.2.11    A listing of loans by category is set out below:

                                                             At March 31,
                                                        1999            2000
                                                        ----            ----
                                                           (in Rs millions)
                                                       -------------------------
   Corporate
   Working capital finance ........................      17,508       31,576
   Term loans .....................................       2,731        3,798
   Credit substitutes .............................       6,762       10,532
   Leasing and related activities .................         366          305
   Retail loans ...................................       1,110        1,553
                                                         ------       ------
   Gross loans ....................................      28,477       47,764
   Aggregate allowance for credit losses ..........        (880)        (748)
                                                         ------       ------
   Net loans ......................................      27,597       47,016
                                                         ======       ======

2.2.12 Loans given to persons domiciled outside India at March 31, 2000 were Rs 265 million (March 31, 1999: Rs 91 million).

2.2.13 Normally, the working capital advances are secured by a first lien on current assets, principally comprising inventory and receivables. Additionally, in certain cases ICICI Bank may obtain additional security through a first or second lien on property and equipment, a pledge of financial assets like marketable securities and corporate/personal guarantees. The term loans are normally secured by a first lien on the property and equipment and other tangible assets of the borrower.

                              ICICI BANK LIMITED
                  NOTES TO FINANCIAL STATEMENTS FOR THE YEARS
                      ENDED MARCH 31, 1998, 1999 AND 2000

          Net investment in leasing activities

2.2.14 Contractual maturities of ICICI Bank's net investment in leasing activities and its components, which are included in loans, are set out below:

                                                             At March 31, 2000
                                                             -----------------
                                                             (in Rs millions)
                                                             ----------------
 Gross finance receivable for the year
  ended/ending March 31
 2001 ........................................................      178
 2002 ........................................................      128
 2003 ........................................................       47
 2004 ........................................................       40
 2005 beyond .................................................       26
                                                                   ----
                                                                    419
 Less: Unearned income. ......................................      (68)
       Security deposits......................................      (46)
                                                                   ----
 Investment in leasing and other receivables. ................      305
 Less: Aggregate allowance for credit losses. ................     (104)
                                                                   ----
 Net investment in leasing and other receivables .............      201
                                                                    ===

          Maturity profile of loans

2.2.15 A listing of each category of loans other than net investment in leases and other receivables by maturity is set out below:

                                                  March 31, 1999
                                                  --------------
                                                               More than
                                Up to 1 Year     1-5 years      5 years    Total
                                ------------     ---------      -------    -----
                                               (in Rs millions)
                                ------------------------------------------------
 Term loan .......................     784        1,886          61       2,731
 Working capital finance .........  15,240        2,268           -      17,508
 Credit substitutes ..............       -        5,744       1,018       6,762
 Retail loans ....................   1,110            -           -       1,110
                                    ------        -----       -----      -------
 Total ...........................  17,134        9,898       1,079      28,111
                                    ======        =====       =====      ======

                                                  March 31, 2000
                                                  --------------
                                                               More than
                                Up to 1 Year     1-5 years      5 years    Total
                                ------------     ---------      -------    -----
                                               (in Rs millions)
                                ------------------------------------------------
 Term loan .......................   1,402        2,302          94       3,798
 Working capital finance. ........  28,421        3,155           -      31,576
 Credit substitutes. .............   1,831        6,175       2,526      10,532
 Retail loans and credit
  card receivables ...............   1,553            -           -       1,553
                                    ------        -----       -----      -------
 Total ...........................  33,207       11,632       2,620      47,459
                                    ======       ======       =====      ======

                              ICICI BANK LIMITED
                  NOTES TO FINANCIAL STATEMENTS FOR THE YEARS
                      ENDED MARCH 31, 1998, 1999 AND 2000

          Interest and fees on loans

2.2.16 A listing of interest and fees on loans (net of unearned income) is set out below:

                                                   Year ended March 31,
                                              ----------------------------------
                                                1998        1999        2000
                                                ----        ----        ----
                                                      (in Rs millions)
                                              ---------------------------------
Working capital finance ....................   1,136       1,755       2,666
Term loan ..................................     176         338         480
Credit substitutes .........................      74         465         981
Leasing and related activities .............      38          21          14
Retail loans ...............................      75         128         296
                                               -----       -----       -----
Total ......................................   1,499       2,707       4,437
                                               =====       =====       =====

          Non-performing loans

2.2.17    A listing of non-performing loans is set out below:

                                                               At March 31,
                                                          ---------------------
                                                           1999          2000
                                                           ----          ----
                                                            (in Rs millions)
                                                          ---------------------
Working capital finance ...............................   1,158         1,127
Term loan .............................................     236            61
Credit substitutes ....................................      75            45
Leasing and related activities ........................     144           185
                                                          -----         -----
Total .................................................   1,613         1,418
Allowance for credit losses ...........................    (880)         (748)
                                                          -----         -----
Impaired loans net of valuation allowance .............     733           670
                                                          =====         =====
Loans without valuation allowance .....................     466           163
Loans with valuation allowance ........................   1,147         1,255
                                                          -----         -----
Total .................................................   1,613         1,418
                                                          =====         =====

Interest foregone on non-performing assets ............      93           124

Average non-performing loans ..........................   1,343         1,432

                              ICICI BANK LIMITED
                  NOTES TO FINANCIAL STATEMENTS FOR THE YEARS
                      ENDED MARCH 31, 1998, 1999 AND 2000

          Changes in the allowance for credit losses

2.2.18 A listing of the changes in allowance for credit losses is set out below:

                                                        Year ended March 31,
                                                        --------------------
                                                    1998      1999       2000
                                                    ----      ----       ----
                                                         (in Rs millions)
                                                  -----------------------------
   Aggregate allowance for credit losses
    at beginning of the year ..................      187       425       880

   Additions
   Provisions for credit losses, net of
    release of provisions as a result of cash
    collections................................      360       540       427
                                                     ---       ---     -----
                                                     547       965     1,307
   Write offs .................................     (122)      (85)     (559)
                                                     ---       ---     -----
   Aggregate allowance for credit losses
     at end of the year .......................      425       880       748
                                                     ===       ===       ===

          Troubled debt restructuring

2.2.19 Loans at March 31, 2000 include loans aggregating Rs 43 million (March 31, 1999: Rs 38 million), which are currently under a scheme of debt restructuring and which have been identified as impaired loans. The gross recorded investment in these loans is Rs 43 million (March 31, 1999: Rs 38 million) against which an allowance for credit losses aggregating Rs 25 million (March 31, 1999: Rs 22 million) has been established. Income on restructured loans would have been Rs
          6.90 million and Rs 7.70 million for fiscal 1999 and 2000 respectively, based on original terms, and was Rs 6.87 million and Rs
          6.44 million for fiscal 1999 and 2000 respectively, based on the restructured terms.

2.2.20 There are no commitments to lend incremental funds to any borrower who is party to a troubled debt restructuring.

          Concentration of credit risk

2.2.21 Concentrations of credit risk exist when changes in economic, industry or geographic factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to ICICI Bank's total credit exposure. ICICI Bank's portfolio of financial instruments is broadly diversified along industry, product and geographic lines within the country.

                              ICICI BANK LIMITED
                  NOTES TO FINANCIAL STATEMENTS FOR THE YEARS
                      ENDED MARCH 31, 1998, 1999 AND 2000

2.2.22 A listing of the concentration of loan exposures by industry is set out below:

                                                              At March 31,
                                            -------------------------------------------
                                                    1999                   2000
                                            --------------------   --------------------
                                               (in Rs       %         (in Rs        %
                                               millions)              millions)
                                            ------------  -----     -----------  ------
 Light manufacturing ........................    2,800     9.83       4,895       10.25
 Chemical, Paints and Pharmaceuticals .......    2,420     8.50       5,772       12.08
 Finance ....................................    1,949     6.84       6,113       12.80
 Transport ..................................      159     0.56       1,686        3.53
 Electricity ................................    1,488     5.23       2,784        5.83
 Textiles ...................................    1,405     4.93       1,600        3.35
 Metal and  metal products ..................    1,370     4.81       1,269        2.66
 Automobile .................................    1,006     3.53       1,680        3.52
 Construction ...............................      740     2.60         882        1.85
 Iron and steel. ............................      620     2.18         703        1.47
 Cement .....................................      540     1.90       1,124        2.35
 Software ...................................      460     1.62         823        1.72
 Agriculture ................................      675     2.37       1,520        3.18
 Personal loans .............................    1,110     3.90       1,553        3.25
 Paper and paper products ...................      373     1.30         745        1.56
 Other industries ...........................   11,362    39.90      14,615       30.60
                                                ------    -----      ------       -----
 Total                                          28,477   100.00      47,764      100.00
                                                ======   ======      ======      ======

          Unearned income

2.2.23    A listing of unearned income is set out below:

                                                             At March 31,
                                                          ------------------
                                                            1999       2000
                                                            ----       ----
                                                           (in Rs millions)
                                                          ------------------

Unearned income on leasing and other receivable
  transactions ...................................           84          68
Unearned commission on guarantees ................           73         104
Unearned income on letters of credit .............           17          15
Unamortized loan origination fees ................            -          30

                              ICICI BANK LIMITED
                  NOTES TO FINANCIAL STATEMENTS FOR THE YEARS
                      ENDED MARCH 31, 1998, 1999 AND 2000

          Deposits

2.2.24 Deposits include demand deposits, which are non-interest-bearing and savings and time deposits, which are interest-bearing. A listing of deposits is set out below:

                                                            At March 31,
                                                   ----------------------------
                                                       1999             2000
                                                   ----------         ---------
                                                         (in Rs millions)
                                                   ----------------------------
   Interest bearing
   Savings deposits .......................            2,271            5,332
   Time deposits ..........................           52,692           77,453
                                                      ------           ------
                                                      54,963           82,785
   Non-interest bearing
   Demand deposits ........................            5,766           15,875
                                                      ------           ------
   Total ..................................           60,729           98,660
                                                      ======           ======

2.2.25 At March 31, 2000, term deposits of Rs 71,319 million (March 31, 1999: Rs 48,720 million) have a residual maturity of less than one year. The balance of the deposits mature between one to seven years.

          Trading account liabilities

2.2.26 Trading account liabilities at March 31, 2000 include borrowings from banks in the inter-bank call money market of Rs 1,922 million (March 31, 1999: Rs 418 million).

          Long-term debt

2.2.27 Long-term debt represent debt with an original maturity of greater than one year. Long term debt bears interest at fixed contractual rates ranging from 12.5% to 17%. A listing of long-term debt by residual maturity is set out below:

                                      At March 31, 1999    At March 31, 2000
                                      -----------------    -----------------
                                       (in Rs         %     (in Rs         %
                                      millions)            millions)
                                      ---------            ---------
   Residual maturity
   One year to five years .......      1,084         62      1,796         73
   Five years to 10 years .......        680         38        680         27
                                       -----        ---      -----        ---
   Total ........................      1,764        100      2,476        100
                                       =====        ===      =====        ===

2.2.28 Long term debt at March 31, 2000 includes unsecured non-convertible subordinated debt of Rs 1,680 million (March 31, 1999: Rs 1,680 million).

                              ICICI BANK LIMITED
                  NOTES TO FINANCIAL STATEMENTS FOR THE YEARS
                      ENDED MARCH 31, 1998, 1999 AND 2000

2.3       Off-balance sheet financial instruments

          Foreign exchange and derivative contracts

2.3.1 ICICI Bank enters into foreign exchange forward contracts and currency swaps with interbank participants and customers. These transactions enable customers to transfer, modify or reduce their foreign exchange and interest rate risks.

2.3.2 Forward foreign exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and exchange of notional principal amount at maturity based on predetermined rates. Currency swaps offered to customers are hedged by opposite contracts with the parent company and are accounted for as hedge contracts.

2.3.3 The market and credit risk associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. Market risk is the exposure created by movements in interest rates and exchange rates, during the currency of the transaction. The extent of market risk affecting such transactions depends on the type and nature of the transaction, value of the transaction and the extent to which the transaction is uncovered. Credit risk is the exposure to loss in the event of default by counterparties. The extent of loss on account of a counterparty default will depend on the replacement value of the contract at the ongoing market rates.

2.3.4 The following table presents the aggregate notional principal amounts of ICICI Bank's outstanding foreign exchange and derivative contracts at March 31, 2000 and March 31, 1999 together with the related balance sheet credit exposure.

                                        Notional principal  Balance sheet credit
                                            amounts          exposure (Note 1)
                                          At March 31,          At March 31,
                                          ------------          ------------
                                          1999       2000       1999     2000
                                                      (in Rs millions)
                                        ----------------------------------------
    Interest rate agreements
    Swap agreements .................        --       900        --        --
                                         ------    ------    ------    ------
                                             --       900        --        --
                                         ======    ======    ======    ======
   Foreign exchange products
    Forward contracts ...............    36,705    62,892       425       309
    Swap agreements .................     2,962     7,658        --        --
                                         ------    ------    ------    ------
                                         39,667    70,550       425       309
                                         ======    ======    ======    ======


Note 1: Balance sheet credit exposure denotes the mark-to-market impact of the derivative and foreign exchange products on the reporting date.

          Loan commitments

2.3.5 ICICI Bank has outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated Rs 9,215 million and Rs 11,643 million at March 31, 2000 and March 31, 1999 respectively. The interest rate on these commitments is dependent on the lending rates on the date of the loan disbursement. Further, the commitments have fixed expiry dates and may be contingent upon the borrowers ability to maintain specific credit standards.

                              ICICI BANK LIMITED
                  NOTES TO FINANCIAL STATEMENTS FOR THE YEARS
                      ENDED MARCH 31, 1998, 1999 AND 2000

          Guarantees

2.3.6 As a part of its commercial banking activities, ICICI Bank has issued guarantees and letters of credit to enhance the credit standing of its customers. These generally represent irrevocable assurances that ICICI Bank will make payments in the event that the customer fails to fulfill his financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary where a customer fails to perform a non-financial contractual obligation. The guarantees are generally for a period not exceeding 18 months.

2.3.7 The credit risk associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. Fees are recognised over the term of the facility.

2.3.8     Details of facilities outstanding are set out below:

                                                             At March 31,
                                                    ---------------------------
                                                         1999           2000
                                                         ----           ----
                                                          (in Rs millions)
                                                    ---------------------------
   Financial guarantees .....................           2,733           4,270
   Performance guarantees ...................           1,897           3,295
                                                        -----           -----
   Total ....................................           4,630           7,565
                                                        =====           =====

2.4       Estimated fair value of financial instruments

2.4.1 ICICI Bank's financial instruments include financial assets and liabilities recorded on the balance sheet, as well as off-balance sheet instruments such as foreign exchange and derivative contracts. A listing of the fair value of these financial instruments is set out below:

                        Carrying   Estimated    Estimated fair     Carrying  Estimated    Estimated fair
                          value   fair value    value in excess      value  fair value    value in excess
                                                 of/(less than)                           of/(less than)
                                                carrying value                            carrying value
                                                            March 31,
                                                            ---------
                                     1999                                     2000
                        ---------------------------------------     -------------------------------------
                                                        (in Rs millions)
                        ---------------------------------------------------------------------------------
Financial assets          76,265     76,182           (83)          130,416   130,163         (253)
Financial liabilities     73,435     73,837           402           119,029   119,554          525

2.4.2 Fair values vary from period to period based on changes in a wide range of factors, including interest rates, credit quality, and market perception of value and as existing assets and liabilities run off and new items are generated.

                              ICICI BANK LIMITED
                  NOTES TO FINANCIAL STATEMENTS FOR THE YEARS
                      ENDED MARCH 31, 1998, 1999 AND 2000

2.4.3 A listing of the fair values by category of financial assets and financial liabilities is set out below:

Particulars                        Carrying    Estimated   Estimated fair   Carrying  Estimated    Estimated fair
                                     value    fair value   value in excess    value   fair value   value in excess
                                                           of/(less than)                          of/(less than)
                                                           carrying value                          carrying value

                                                                    March 31,
                                                                    ---------
                                                1999                                     2000
                                  ---------------------------------------   -------------------------------------
                                                                 (in Rs millions)
                                  -------------------------------------------------------------------------------
Financial assets

Securities .......................    3,963       3,963           -          4,709       4,709              -
Trading assets ...................   15,822      15,822           -         28,228      28,228              -
Loans (Note 1) ...................   27,597      27,514         (83)        47,016      46,763          (253)
Other financial assets (Note 2) ..   28,883      28,883           -         50,463      50,463              -
                                     ------      ------       -----         ------      ------          ----
Total ............................   76,265      76,182         (83)       130,416     130,163          (253)
                                     ======      ======       =====        =======     =======          ====

Financial liabilities

Interest-bearing deposits ........   54,963      55,365         402         82,785      83,175            390
Non-interest-bearing deposits ....    5,766       5,766           -         15,875      15,875              -
Trading account liabilities ......      418         418           -          1,922       1,922              -
Long-term debt. ..................    1,764       1,764           -          2,476       2,611            135
Other financial liabilities
  (Note 3) .......................   10,524      10,524           -         15,971      15,971              -
                                     ------      ------       -----        -------      ------
Total                                73,435      73,837         402        119,029     119,554            525
                                     ======      ======       =====        =======     =======           ====
Derivatives
Currency swaps (Note 4)                   -           -          12              -           -             51
Interest rate swaps.                      -           -           -              -           -             39


Note 1:     The carrying value of loans is net of allowance for credit losses.

Note 2: Includes cash, due from banks, deposits at interest with banks, short-term highly liquid securities, and customers acceptance liability for which the carrying value is a reasonable estimate of fair value.

Note 3: Represents acceptances and other liabilities outstanding, for which the carrying value is a reasonable estimate of the fair value.

Note 4: All customer positions are hedged by opposite contracts with the parent company.

2.4.4 The above data represents management's best estimates based on a range of methodologies and assumptions. Quoted market prices are used for many securities. For performing loans, contractual cash flows are discounted at current market origination rates for loans with similar terms and risk characteristics. For impaired loans, the impairment is considered while arriving at the fair value. For liabilities, market borrowing rates of interest of similar instruments are used to discount contractual cash flows.

2.4.5 The estimated fair value of loans, interest-bearing deposits and long term debt reflects changes in market rates since the loans were given and deposits were taken.

                              ICICI BANK LIMITED
                  NOTES TO FINANCIAL STATEMENTS FOR THE YEARS
                      ENDED MARCH 31, 1998, 1999 AND 2000

3         Property and equipment

3.1.1 Property and equipment are stated at cost less accumulated depreciation. Generally, depreciation is computed over the estimated useful life of the asset.

3.1.2 A listing of property and equipment by asset category is set out below:

                                                               At March 31,
                                                       ------------------------
                                                            1999        2000
                                                            ----        ----
                                                            (in Rs millions)
                                                       ------------------------
   Land ...........................................         121          126
   Building .......................................         977        1,352
   Equipment and furniture ........................         738        1,151
   Capital work in progress .......................         308           52
                                                          -----        -----
   Gross value of property and equipment ..........       2,144        2,681
   Less:  Accumulated depreciation ................        (383)        (584)
                                                          -----        -----
   Net value of property and equipment ............       1,761        2,097
                                                          =====        =====

3.1.3 Capital work in progress at March 31, 2000 include capital advances of Rs 52 million (March 31, 1999: Rs 91 million). Interest capitalized for the year ended March 31, 2000 is Rs 16 million (March 31, 1999: Rs 12 million).

3.1.4 Depreciation charge in fiscal 1998, 1999 and 2000 amounts to Rs 131 million, Rs 173 million and Rs 201 million, respectively.

4         Other assets

4.1.1 Other assets at March 31, 2000 include interest accrued of Rs 1,147 million (March 31, 1999: Rs 662 million), deposits in leased premises of Rs 185 million (March 31, 1999: Rs 157 million) and prepaid expenses of Rs 3 million (March 31, 1999: Rs 18 million).

5         Other liabilities

5.1.1 Other liabilities at March 31, 2000 include accounts payable of Rs 1,422 million (March 31, 1999: Rs 1,121 million) and interest accrued but not due on deposits amounting to Rs 335 million (March 31, 1999:
          Rs 235 million).

6         Common stock

6.1.1 At March 31, 2000 and March 31, 1999, the authorized common stock was 300 million shares with a par value of Rs 10 per share. At March 31, 2000 the issued common stock was 196.80 million shares with paid up value of Rs 1,968 million. At March 31, 1999, the issued common stock was 165 million shares with paid-up values of Rs 1,650 million.

                              ICICI BANK LIMITED
                  NOTES TO FINANCIAL STATEMENTS FOR THE YEARS
                      ENDED MARCH 31, 1998, 1999 AND 2000

7         Restricted retained earnings

7.1.1 Retained earnings at March 31, 2000 computed as per generally accepted accounting principles of India include profits aggregating to Rs 1,039 million (March 31, 1999: Rs 789 million) which are not distributable as dividends under the Banking Regulation Act, 1949. These relate to requirements regarding earmarking a part of the profits under banking laws. Utilization of these balances is subject to approval of the Board of Directors and needs to be reported to Reserve Bank of India. Statutes governing the operations of ICICI Bank mandate that dividends be declared out of distributable profits only after the transfer of at least 20% of net income, computed in accordance with current banking regulations, to a statutory reserve. Additionally, the remittance of dividends outside India is governed by Indian statutes on foreign exchange transactions.

8         Employee stock option plan

8.1.1 In February 2000, the Bank introduced its employee stock option plan wherein an aggregate of 1,788,000 options representing 1,788,000 shares were made available for grant to certain employees and directors of the Bank and certain employees of the parent company. These options vest over three years and have a maximum term of 10 years. Of these 994,250 options were granted to the employees and 75,000 options were granted to non-whole time directors of the bank at an exercise price of Rs 171.90, which was equal to the quoted market value of the Bank's common stock on the date of grant. The awards to non-whole time directors of the bank were forfeited and such options have been retired from the plan. The Bank has computed and recognised compensation cost of Rs 40 million for 718,750 options granted to the employees of the parent company. This amount will be expensed over the vesting period.

8.1.2 Had compensation costs of the Bank's stock based compensation plan been recognized based on the fair value on the grant date consistent with the method prescribed by SFAS No 123, the Bank's net income and earnings per share for the year ended March 31, 2000 would have been impacted as indicated below:

                                               For the year ended March 31, 2000
                                                                (Rs in millions,
                                                                except per share
                                                                           data)
   Net income
     As reported .........................................              1,402
     Proforma under SFAS No 123 ..........................              1,401
   Basic earnings per share:
     As reported .........................................               8.49
     Proforma under SFAS No 123 ..........................               8.49
   Diluted earnings per share

     As reported .........................................               8.49
     Proforma under SFAS No 123 ..........................               8.49

8.1.3 The effects of applying SFAS No. 123, for disclosing compensation cost under such pronouncement may not be representative of the effects on reported net income for future years.

                              ICICI BANK LIMITED
                  NOTES TO FINANCIAL STATEMENTS FOR THE YEARS
                      ENDED MARCH 31, 1998, 1999 AND 2000

8.1.4 The fair value of the stock options granted was estimated on the date of grant using the Black-Scholes option-pricing model, with the following assumptions:

                                               For the year ended March 31, 2000
                                               ---------------------------------
   Expected life in years ................................                    3
   Risk  free  interest rate .............................                10.35%
   Volatility ............................................                30.0%
   Dividend yield ........................................                 0.7%

9         Income taxes

9.1       Components of deferred tax balances

9.1.1 The tax effects of significant temporary differences are reflected through a deferred tax asset/liability, which is included in the balance sheet of ICICI Bank.

9.1.2     A listing of the temporary differences is set out below:

                                                                At March 31,
                                                              -----------------
                                                               1999      2000
                                                               ----      ----
                                                               (in Rs millions)
                                                              -----------------
   Deferred tax assets

   Provision for loan losses ..............................     309      303
   Non-funded provision ...................................      --        6
   Leave encashment .......................................       2        3
   Loan processing fee amortization .......................      --       12
   Unrealized loss on securities, available for sale ......      21       --
   Others .................................................      16        1
                                                              -----    -----
   Total deferred tax asset ...............................     348      325
   Valuation allowances ...................................      --       --
                                                              -----    -----
   Net deferred tax asset .................................     348      325

   Deferred tax liabilities

   Property and equipment .................................    (187)    (277)
   Investments ............................................      (3)      --
   Unrealized gains on securities, available for sale .....     (11)      --
   Amortization of software cost ..........................     (12)     (11)
   Amortization of debt issue costs .......................      (4)      (4)
   Performance Bonus ......................................      --      (18)
   Others .................................................      (1)      (3)
                                                              -----    -----
   Total deferred tax liability ...........................    (218)    (313)
                                                              -----    -----
   Net deferred tax asset/(liability)  ....................     130       12
                                                              =====    =====
   Current ................................................      10      (14)
   Non-current ............................................     120       26

9.1.3 Management is of the opinion that the realization of the recognized net deferred tax asset of Rs 12 million at March 31, 2000 (March 31, 1999: Rs 130 million) is more likely than not based on expectations as to future taxable income.

                              ICICI BANK LIMITED
                  NOTES TO FINANCIAL STATEMENTS FOR THE YEARS
                      ENDED MARCH 31, 1998, 1999 AND 2000

9.2       Reconciliation of tax rates

9.2.1 The following is the reconciliation of estimated income taxes at Indian statutory income tax rate to income tax expense as reported.

                                                        Year ended March 31,
                                                    ----------------------------
                                                     1998       1999        2000
                                                     ----       ----        ----
                                                         (in Rs millions)
                                                    ---------------------------
   Net income before taxes ....................      402        673      1,781
   Statutory tax rate .........................       35%        35%      38.5%
   Income tax expense at statutory tax rate ...      141        236        686
   Increase (reductions) in taxes on account of
   Income exempt from taxes ...................      (30)       (81)      (340)
   Effect of change in statutory tax rate .....      (15)        --          6
   Others .....................................        8         15         27
                                                     ---       ----        ---
   Reported income tax expense ................      104        170        379
                                                     ===        ===        ===

9.3       Components of income tax expense

9.3.1     The components of income tax expense are set out below:

                                                        Year ended March 31,
                                                    ----------------------------
                                                     1998       1999        2000
                                                     ----       ----        ----
                                                         (in Rs millions)
                                                    ---------------------------
   Current ....................................      203        300        266
   Deferred ...................................      (99)      (130)       113
                                                     ---       ----        ---

   Total income tax expense ...................      104        170        379
                                                     ===        ===        ===

10        Earnings per share

10.1      A listing of earnings per share is set out below:

                                                                 Year  ended March 31,
                                             -----------------------------------------------------------
                                                   1998                 1999                 2000
                                             -----------------   ------------------   ------------------
                                                       (in Rs millions except per share data)
                                             Basic     Fully      Basic     Fully      Basic     Fully
                                                       diluted              Diluted              Diluted
Earnings
Net Income ................................     298        298       503        503     1,402      1,402
Shares
Weighted average common shares
  outstanding..............................  162.08     162.08    165.00     165.00    165.09     165.09
Dilutive effect of stock options
  outstanding..............................       -          -         -          -         -       0.02
Total .....................................  162.08     162.08    165.00     165.00    165.09     165.11
Earnings per share ........................    1.84       1.84      3.05       3.05      8.49       8.49

                              ICICI BANK LIMITED
                  NOTES TO FINANCIAL STATEMENTS FOR THE YEARS
                      ENDED MARCH 31, 1998, 1999 AND 2000

11        Segmental disclosures and related information

11.1      Segmental disclosures

11.1.1 ICICI Bank's operations are solely in the financial services industry and consist of providing traditional banking services, primarily commercial lending activities, treasury operations and retail banking activities. ICICI Bank carries out these activities through offices in India. Operating decisions are made based upon reviews of the Bank's operations as a whole. As a result, ICICI Bank constitutes the only reportable segment.

11.2      Geographic distribution

11.2.1 The business operations of ICICI Bank are largely concentrated in India. Accordingly the entire revenue assets and net income are attributed to Indian operations.

          Major customers

11.2.2 ICICI Bank provides banking and financial services to a wide base of customers. There is no major customer which contributes more than 10% of total revenues.

12        Commitments and contingent liabilities

12.1.1 ICICI Bank is obligated under a number of capital contracts. Capital contracts are job orders of a capital nature which have been committed. Estimated amounts of contracts remaining to be executed on capital account aggregated to Rs 6 million at March 31, 2000 (March 31, 1999: Rs 62 million ).

          Lease commitments

12.1.2 ICICI Bank has commitments under long-term operating leases principally for premises and Automated Teller Machines. Lease terms for premises generally cover periods of nine years. The following is a summary of future minimum lease rental commitments for non-cancelable leases.

                                                     March 31, 2000
                                                     (in Rs millions)
                                                    -----------------
   2001 ...........................................       119
   2002 ...........................................       131
   2003 ...........................................       144
   2004 ...........................................       158
   2005 ...........................................       174
   Thereafter .....................................       350
                                                        -----
   Total minimum lease commitments ................     1,076
                                                        =====

12.1.3 Various tax-related legal proceedings are pending against ICICI Bank. Potential liabilities, if any, have been adequately provided for, and management does not estimate any incremental liability in respect of legal proceedings.

                              ICICI BANK LIMITED
                  NOTES TO FINANCIAL STATEMENTS FOR THE YEARS
                      ENDED MARCH 31, 1998, 1999 AND 2000

13        Related party transactions

13.1.1 ICICI Bank has entered into transactions with the following related parties:

          -  The parent company;

          -  Affiliates of the Bank;

          -  Employees Provident Fund Trust; and

          -  Directors and employees of the group.

13.1.2    The related party transactions can be categorized as follows:

          Banking services

13.1.3 ICICI Bank provides banking services to all the related parties on the same terms that are offered to other customers.

13.1.4    The revenues earned from these related parties are set out below:

                                                      Year ended March 31,
                                               --------------------------------
                                                       (in Rs Millions)
                                               --------------------------------
                                               1998         1999         2000
                                               ----         ----         ----
   Parent company ....................           15           12           24
   Affiliates(1) .....................            5            4            6
                                               ----         ----         ----
   Total .............................           20           16           30
                                               ====         ====         ====
----------
(1) Comprising ICICI securities and Finance Company Limited, ICICI Brokerage Services Limited, ICICI Capital Services Limited, Prudential ICICI Asset Management Company Limited and ICICI Venture Funds Management Company Limited

13.1.5 ICICI Bank has paid to the parent company interest on deposits and borrowings in call money markets amounting to Rs 105 million, Rs 125 million and Rs 261 million in fiscal 1998, 1999 and 2000 respectively. Similarly, interest paid to affiliates on deposits and call money borrowings amount to Rs 3 million, Rs 20 million and Rs 49 million in fiscal 1998, 1999 and 2000 respectively.

13.1.6 ICICI Bank paid brokerage to ICICI Brokerage Services Limited amounting to Rs 1 million, Rs 2 million and Rs 3 million for fiscal 1998, 1999 and 2000 respectively.

          Leasing of premises and infrastructural facilities

13.1.7 ICICI Bank has entered into lease agreements with the parent company for the lease of certain premises and infrastructural facilities to ICICI Bank. Total amount paid as rent for 1998, 1999 and 2000 is Rs 20 million, Rs 7 million and Rs 36 million respectively. Similarly, during the fiscal 2000, ICICI Bank paid Rs 5 million towards lease rentals on certain equipment leased from the parent company. ICICI Bank has also paid interest of Rs 4 million to the parent company for capital advances made by the parent company for purchase of equipment.

          Acquisition of premises

13.1.8 ICICI Bank purchased premises from the parent company for Rs 532 million in fiscal 1998.

          Derivative transactions

13.1.9 ICICI Bank enters into foreign exchange currency swaps and interest rate swaps with the parent company on a back to back basis. The outstanding contracts at March 31, 2000 are cross currency swaps amounting to Rs 3,829 million and interest rate swaps amounting to Rs 800 million.

                              ICICI BANK LIMITED
                  NOTES TO FINANCIAL STATEMENTS FOR THE YEARS
                      ENDED MARCH 31, 1998, 1999 AND 2000

13.1.10   Expenses for services rendered

          ICICI Bank paid Rs 1 million, Rs 1 million and Rs 2 million in fiscal 1998, 1999 and 2000 to the parent company for use of the parent company's employees. ICICI Bank also paid Rs 10 million in the year ended March 31, 2000 to ICICI Infotech Services Limited for use of the employees of ICICI Infotech for information technology services.

          Receipts for services rendered

13.1.11 ICICI Bank has received Rs 6 million in fiscal 2000 from the parent company for use of its employees. The Bank has receivables of Rs 11 million from ICICI PFS Limited, Rs 1 million from Prudential ICICI Limited and Rs 1 million from ICICI Capital Limited as reimbursement of expenditure upon the representatives of these affiliates.

          Share transfer activities

13.1.12 ICICI Bank has paid Rs 3 million, Rs 6 million and Rs 4 million in fiscal 1998, 1999 and 2000 respectively to ICICI Infotech Services Limited for share transfer services provided by them. The Bank has paid Rs 6 million in fiscal 2000 for DEMAT services provided by the above affiliate.

          Other transaction with related parties

13.1.13 ICICI Bank has advanced loans to employees, bearing interest ranging from 3.5% to 6%. These are housing, vehicle and general purpose loans. The tenure of these loans ranges from five to twenty years. Further, ICICI Bank has advanced loans at 16% to employees for purchase of its equity shares at the time of the public issue. The balance outstanding at March 31, 1999 and March 31, 2000 was Rs 138 million and Rs 221 million respectively.

13.1.14 During the year ended March 31, 2000 ICICI Bank entered into an agreement with ICICI Personal Financial Services Limited for availing telephone banking call centers services and for performing all the transaction processing services for the credit card related activities. The amount paid during fiscal 2000 for these services was Rs 3 million and Rs 28 million respectively.

13.1.15 ICICI Bank sold certain investments to Prudential ICICI Asset Management Company Limited and booked a gain of Rs 3 million during the year ended March 31, 2000. As on March 31, 2000 ICICI Bank has investments in the mutual fund schemes of the above company amounting to Rs 700 million.

13.1.16 The balances pertaining to receivables from and payable to related parties are as follows:

                                                      Parent       Affiliates(1)
                                                     company
                                                          (in Rs millions)
                                                     --------------------------
   At March 31, 1999
   Accounts payable .........................           3,081             217

   At March 31, 2000
   Accounts receivable ......................               1              --
   Accounts payable .........................           3,503           1,514
----------
(1) Comprises ICICI securities and Finance Company Limited, Prudential ICICI Asset Management Company Limited, Prudential ICICI Trust Limited, ICICI Infotech Services Limited, ICICI Brokerage Services Limited, ICICI Personal Financial Services Limited, ICICI Capital Services Limited, ICICI Venture Funds Management Company Limited, ICICI Properties Limited and ICICI Home Finance Company Limited.

                              ICICI BANK LIMITED
                  NOTES TO FINANCIAL STATEMENTS FOR THE YEARS
                      ENDED MARCH 31, 1998, 1999 AND 2000

14        Capital adequacy requirements

14.1.1 The Company is a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to examination by the Reserve Bank of India.

14.1.2 ICICI Bank is subject to the capital adequacy requirements set by the Reserve Bank of India, which stipulate a minimum ratio of capital to risk adjusted assets and off-balance sheet items, at least half of which must be Tier I capital. Effective March 31, 2000 the Reserve Bank of India has increased the minimum capital adequacy ratio to 9%. The capital adequacy ratio of the Bank calculated in accordance with the Reserve Bank of India guidelines at March 31, 2000 and March 31, 1999 was 19.64% and 11.06% respectively.

15        Future impact of new accounting standards

15.1.1 In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Standards ("SFAS") No. 133, "Accounting for derivative instruments and hedging activities" (SFAS No. 133). In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," which delayed the effective date of SFAS No. 133 to fiscal periods beginning after June 15, 2000. As the derivative activities of ICICI Bank are not significant, the future impact of SFAS No. 133 on the financial statements of ICICI Bank is unlikely to be material.

16        Year 2000

16.1.1 To date, ICICI Bank has not encountered any material Year 2000 issues concerning its respective computer programs. ICICI Bank's plan for the Year 2000 included replacing or updating existing systems (which were not Year 2000 compliant), assessing the Year 2000 preparedness of clients and counterparties and formulating a contingency plan to ensure business continuity in the event of unforeseen circumstances.

17 Previous year's figures are regrouped and reclassified, where appropriate. For and on behalf of the Board of directors


-------------------------------
HN Sinor
Managing Director & CEO

--------------------------------
Uday M Chitale
Director

                        ----------------------------    ------------------------
                        G Venkatakrishnan               Bhashyam Seshan
                        Executive Vice President        Company Secretary
                        & Chief Financial Officer

                                 EXHIBIT INDEX

EXHIBIT NO.                                    Description of Document
-----------   ------------------------------------------------------------------

1.1 ICICI Bank Articles of Association, as amended (incorporation by reference from ICICI Bank's Registration Statement on Form F-1 (File No. 333-30132)

1.2 ICICI Bank Memorandum of Association, as amended (incorporation by reference from ICICI Bank's Registration Statement on Form F-1 (File No. 333-30132)

2.1 Deposit Agreement among ICICI Bank, Bankers Trust Company and the holders from time to time of American Depositary Receipts issued thereunder(including as an exhibit, the form of American Depositary Receipt) (incorporated by reference from ICICI Bank's Registration Statement on Form F-1 (File No. 333-30132)).

2.2 ICICI Bank's Specimen Certificate for Equity Shares (incorporated by reference from ICICI Bank's Registration Statement on Form F-1 (File No. 333-30132)).

4.1 ICICI Ltd. Employee Stock Option Plan (incorporated by reference from ICICI Ltd.'s Annual Report on Form 20-F for the year ended March 31, 2000 filed on September 27, 2000).

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                              For ICICI BANK LIMITED

                              By:        /s/ H. N. Sinor
                                         ---------------------------------------
                              Name:      H. N. Sinor
                              Title:     Managing Director and
                                         Chief Executive Officer


Place:  Mumbai
Date:   October 11, 2000