Form 20-F
period 2003-03-31
ICICI BANK LTD
filed 2003-09-29
CIK 1103838

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F

(Mark One)
[ ] Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

[X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended March 31, 2003

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

                               ICICI Bank Towers
                              Bandra-Kurla Complex
                              Mumbai 400051, India
                    (Address of principal executive offices)

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

      Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report - 613,031,404 Equity Shares

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 month (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

      Yes.........x............                         No.....................

      Indicate by check mark which financial statement item the registrant has elected to follow.

      Item 17..................                         Item 18.........x......

                               TABLE OF CONTENTS

                                                                            Page
 Cross Reference Sheet........................................................ 3
 Certain Definitions ......................................................... 5
 Forward-Looking Statements................................................... 6
 Exchange Rates .............................................................. 7
 Risk Factors................................................................. 8
 Business ....................................................................25
     Overview ................................................................25
     History .................................................................27
     Shareholding Structure and Relationship with the Government of India.....29
     Strategy ................................................................31
     Overview of ICICI Bank's Products and Services...........................36
     Funding .................................................................57
     Risk Management..........................................................61
     Loan Portfolio...........................................................75
     Impaired Loans...........................................................80
     Subsidiaries and Affiliates .............................................88
     Technology ..............................................................91
     Competition..............................................................92
     Employees ...............................................................94
     Properties ..............................................................96
     Legal and Regulatory Proceedings.........................................96
 Selected Consolidated Financial and Operating Data...........................99
 Operating and Financial Review and Prospects................................104
 Management .................................................................145
 Overview of the Indian Financial Sector.....................................162
 Supervision and Regulation..................................................172
 Exchange Controls...........................................................187
 Market Price Information....................................................190
 Restriction on Foreign Ownership of Indian Securities.......................192
 Dividends...................................................................195
 Taxation ...................................................................197
 Presentation of Financial Information.......................................202
 Additional Information......................................................204
 Index to Consolidated Financial Statements..................................F-1
 Exhibit Index...............................................................206

                                                  CROSS REFERENCE SHEET

Form 20-F    Item Number and Caption                                           Location                             Page
                                                                               --------                             ----
Part - I
1            Identity of Directors, Senior
             Management and Advisers                  Not applicable

2            Offer Statistics and Expected
             Timetable                                Not applicable

3            Key Information                          Selected Consolidated Financial and Operating Data.........     99
                                                      Exchange Rates.............................................      7
                                                      Risk Factors...............................................      8

4            Information on the Company               Business...................................................     25
                                                      Operating and Financial Review and Prospects--Capital
                                                      Expenditures...............................................    134
                                                      Operating and Financial Review and Prospects--Effect of
                                                      Other Acquisitions.........................................    106
                                                      Operating and Financial Review and Prospects--Segment
                                                      Revenues and Assets........................................    135
                                                      Overview of the Indian Financial Sector....................    162
                                                      Supervision and Regulation.................................    172

5            Operating and Financial
             Review and Prospects                     Operating and Financial Review and Prospects...............    104
                                                      Business--Risk Management..................................     61

6            Directors, Senior Management and
             Employees                                Management.................................................    145
                                                      Business--Employees........................................     94

7            Major Shareholders and                   Business--Shareholding Structure and Relationship with the
             Related Party Transactions               Government of India........................................     29
                                                      Operating and Financial Review and Prospects--Related
                                                      Party Transactions.........................................    137
                                                      Management--Interest of Management in Certain Transactions.    161
                                                      Management--Compensation and Benefits to Directors and
                                                      Officers--Loans............................................    160
                                                      Market Price Information...................................    190
                                                      Note 30 in Notes to Consolidated Financial Statements......    F-51

8            Financial Information                    Report of Independent Auditors on Consolidated
                                                      Financial Statements.......................................    F-2
                                                      Consolidated Financial Statements and the notes
                                                      thereto....................................................    F-3
                                                      Operating and Financial Review and Prospects --
                                                      Significant Changes........................................    135
                                                      Business--Legal and Regulatory Proceedings.................     96
                                                      Dividends..................................................    195

9            The Offer and Listing                    Market Price Information...................................    190
                                                      Restriction on Foreign Ownership of Indian
                                                      Securities.................................................    192



10           Additional Information                   Additional Information.....................................    204
                                                      Exchange Controls..........................................    187
                                                      Taxation...................................................    197
                                                      Restriction on Foreign Ownership of Indian
                                                      Securities.................................................    192
                                                      Dividends..................................................    195

11           Quantitative and Qualitative             Business--Quantitative and Qualitative Disclosures About
             Disclosures About Market Risk            Market Risk................................................     68

12           Description of Securities Other than
             Equity Securities                        Not applicable


Part - II
13           Defaults, Dividend Arrearages and
             Delinquencies                            Not applicable

14           Material Modifications to the
             Rights of Security Holders and Use of
             Proceeds                                 Not applicable

15           Controls and Procedures                  Business - Risk Management.................................     61

16           [Reserved]                               Not applicable

16A          Audit Committee Financial Expert         Not applicable

16B          Code of Ethics                           Not applicable

16C          Principal Accountant Fees and Services   Not applicable

16D          Exemptions from the Listing Standards
             for Audit Committees                     Not applicable


Part - III
17           Financial Statements                     See Item 18

18           Financial Statements                     Report of Independent Auditors on Consolidated
                                                      Financial Statements.......................................    F-2
                                                      Consolidated Financial Statements and the notes
                                                      thereto....................................................    F-3

19           Exhibits                                 Exhibit index and attached exhibits........................    206


                                                            4

                              CERTAIN DEFINITIONS

      ICICI Limited, ICICI Personal Financial Services Limited and ICICI Capital Services Limited amalgamated with and into ICICI Bank Limited, effective April 1, 2002 for accounting purposes under US GAAP. In this annual report, all references to "we", "our" and "us" are, as the context requires, to ICICI Bank Limited and its consolidated subsidiaries and other consolidated entities subsequent to the amalgamation or to specific subsidiaries or other consolidated entities of ICICI Bank Limited. References to specific data applicable to particular subsidiaries or other consolidated entities are made by reference to the name of that particular company. References to "ICICI Bank" are, as the context requires, to ICICI Bank Limited on an unconsolidated basis subsequent to the amalgamation, to ICICI Bank Limited on an unconsolidated basis prior to the amalgamation, or to both. References to "ICICI" are to ICICI Limited and its consolidated subsidiaries and other consolidated entities prior to the amalgamation. References to "ICICI Personal Financial Services" are to ICICI Personal Financial Services Limited. References to "ICICI Capital Services" are to ICICI Capital Services Limited. References to the "amalgamation" are to the amalgamation of ICICI, ICICI Personal Financial Services and ICICI Capital Services with and into ICICI Bank. References to "the Scheme of Amalgamation" are to the Scheme of Amalgamation of ICICI, ICICI Personal Financial Services and ICICI Capital Services with ICICI Bank sanctioned by the High Court of Gujarat at Ahmedabad on March 7, 2002 and by the High Court of Judicature at Bombay on April 11, 2002 and approved by the Reserve Bank of India on April 26, 2002.

      Statement on Financial Accounting Standards No. 141 on "Business Combinations", issued by the Financial Accounting Standards Board, requires that business combinations be accounted for in the period in which the combination is consummated. Accordingly, under US GAAP, the amalgamation has been reflected in the financial statements contained in this annual report for fiscal 2003, as it was consummated in April 2002. The effective date of the amalgamation for accounting purposes under US GAAP was April 1, 2002. Under US GAAP, the amalgamation was accounted for as a reverse acquisition. This means that ICICI was recognized as the accounting acquirer in the amalgamation, although ICICI Bank was the legal acquirer. Accordingly, the financial statements and other financial information contained in this annual report for fiscal 2002 and prior years, except where specifically stated otherwise, present the assets, liabilities and results of operations of ICICI.

      In the financial statements contained in this annual report and the notes thereto, all references to "the Company" are to ICICI Bank Limited and its consolidated subsidiaries and other consolidated entities subsequent to the amalgamation, all references to the "acquiree" are to ICICI Bank Limited prior to the amalgamation and all references to the "acquirer" are to ICICI Limited and its consolidated subsidiaries and other consolidated entities prior to the amalgamation.

      Under Indian GAAP, the amalgamation was accounted for on March 30, 2002, the Appointed Date specified in the Scheme of Amalgamation, with ICICI Bank recognized as the accounting acquirer.

      As ICICI Bank is the surviving legal entity in the amalgamation, the other subsidiaries and affiliates of ICICI have become subsidiaries and affiliates of ICICI Bank.

                           FORWARD-LOOKING STATEMENTS

      We have included statements in this annual report which contain words or phrases such as "will", "would", "aim", "aimed", "will likely result", "is likely", "are likely", "believe", "expect", "expected to", "will continue", "will achieve", "anticipate", "estimate", "estimating", "intend", "plan", "contemplate", "seek to", "seeking to", "trying to", "target", "propose to", "future", "objective", "goal", "project", "should", "can", "could", "may", "will pursue" and similar expressions or variations of such expressions, that are "forward-looking statements". Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to successfully implement our strategy, our ability to integrate recent or future mergers or acquisitions into our operations, future levels of impaired loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal or regulatory proceedings we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of Indian banking regulations on us, which includes the assets and liabilities of ICICI, a former financial institution not subject to Indian banking regulations, our ability to roll over our short-term funding sources, our exposure to market risks and the market acceptance of and demand for Internet banking services. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains, losses or impact on net interest income and net income could materially differ from those that have been estimated.

      In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this annual report include, but are not limited to general economic and political conditions in India, southeast Asia, and the other countries which have an impact on our business activities or investments, political or financial instability in India or any other country caused by any factor including any terrorist attacks in India, the United States or elsewhere, any anti-terrorist or other attacks by the United States, a United States-led coalition or any other country or any other acts of terrorism world-wide, the monetary and interest rate policies of India, political or financial instability in India or any other country caused by tensions between India and Pakistan related to the Kashmir region or military armament or social unrest in any part of India, inflation, deflation, unanticipated turbulence in interest rates, changes in the value of the rupee, foreign exchange rates, equity prices or other rates or prices, the performance of the financial markets and level of Internet penetration in India and globally, changes in domestic and foreign laws, regulations and taxes, changes in competition and the pricing environment in India and regional or general changes in asset valuations. For a further discussion on the factors that could cause actual results to differ, see the discussion under "Risk Factors" contained in this annual report.

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

      On an average annual basis, the Indian rupee has consistently declined against the dollar since 1980. In early July 1991, the government adjusted the Indian rupee downward by an aggregate of approximately 20.0% against the dollar. The adjustment was effected as part of an economic package designed to overcome economic and foreign exchange problems. Since the Indian rupee was made convertible on the current account in March 1993, it has steadily depreciated on an average annual basis at a rate of approximately 5-6%. The rupee has, however, shown a trend of appreciation against the US dollar during the recent past. After reaching Rs. 49.06 per US$ 1.00 on May 31, 2002, it gradually strengthened against the US dollar to Rs. 47.53 per US$ 1.00 on March 31, 2003 and Rs. 45.77 per US$ 1.00 on September 23, 2003. Reflecting the improving structure of India's current account and the weakening of the US dollar, the Indian rupee appreciated by about 3.7% against the US dollar between April-September (through September 23), 2003.

      The following table sets forth, for the periods indicated, certain information concerning the exchange rates between Indian rupees and US dollars based on the noon buying rate:

 Fiscal Year                                    Period End(1)    Average(1) (2)
 ------------------------------------------------------------------------------
 1999.........................................        42.50            42.27
 2000.........................................        43.65            43.46
 2001 ........................................        46.85            45.88
 2002.........................................        48.83            47.80
 2003 ........................................        47.53            48.43
 2004 (through September 23, 2003) ...........        45.77            46.57

 Month                                                High              Low
 ------------------------------------------------------------------------------
 March 2003...................................        47.85            47.53
 April 2003...................................        47.46            47.34
 May 2003.....................................        47.35            46.85
 June 2003 ...................................        47.15            46.40
 July 2003....................................        46.49            46.06
 August 2003 .................................        46.18            45.80
 September 2003 (through September 23, 2003)..        45.98            45.72
-------------
(1) The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.

(2) Represents the average of the noon buying rate on the last day of each month during the period.

     Although certain rupee amounts in this annual report have been translated into dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated below, or at all. Except in the section on "Market Price Information", all translations from rupees to dollars are based on the noon buying rate in the City of New York for cable transfers in rupees at March 28, 2003. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on March 28, 2003 was Rs. 47.55 per US$ 1.00 and on September 23, 2003 was Rs. 45.77 per US$ 1.00.

                                  RISK FACTORS

      You should carefully consider the following risk factors as well as the other information contained in this annual report in evaluating us and our business.

Risks Relating to India

      A slowdown in economic growth in India could cause our business to suffer.

      The Indian economy has shown sustained growth over the last few years with real GDP growing at 4.3% in fiscal 2003, 5.6% in fiscal 2002 and 4.4% in fiscal 2001. However, growth in industrial production in India has been variable. The Index of Industrial Production grew at 5.8% in fiscal 2003 compared to 2.7% in fiscal 2002 and 5.0% in fiscal 2001. Any slowdown in the Indian economy or future volatility of global commodity prices, in particular oil and steel prices, could adversely affect our borrowers and contractual counterparties. With the increasing importance of retail loans to our business, any slowdown in the growth of sectors like housing and automobiles could adversely impact our performance. Further, with the increasing importance of the agricultural sector in our business, any slowdown in the growth of the agricultural sector could also adversely impact our performance. Any such slowdown could adversely affect our business, including our ability to grow our asset portfolio, the quality of our assets, our financial performance, our stockholders' equity, our ability to implement our strategy and the price of our equity shares and our ADSs.

      A significant increase in the price of crude oil could adversely affect the Indian economy, which could adversely affect our business.

      India imports approximately 75.0% of its requirements of crude oil. The sharp increase in global crude oil prices during fiscal 2001 adversely affected the Indian economy in terms of volatile interest and exchange rates. This adversely affected the overall state of liquidity in the banking system leading to intervention by the Reserve Bank of India. Crude oil prices declined in fiscal 2002 due to weaker demand. During fiscal 2003, crude oil prices initially rose as a result of Middle-East tensions and in particular the US-led military action in Iraq before declining on account of the relatively short duration of the war. Conditions, however, remain volatile in the Middle-East where most of the world's oil production facilities are located. Continuing or further tensions or hostilities could lead to increases in oil prices or higher volatility in oil prices. Any significant increase in oil prices could affect the Indian economy and the Indian banking and financial system. This could adversely affect our business including our ability to grow, the quality of our assets, our financial performance, our stockholders' equity, our ability to implement our strategy and the price of our equity shares and our ADSs.

      A significant change in the Indian government's economic liberalization and deregulation policies could disrupt our business and cause the price of our equity shares and our ADSs to go down.

      Our assets and customers are predominantly located in India. The Indian government has traditionally exercised and continues to exercise a dominant influence over many aspects of the economy. Its economic policies have had and could continue to have a significant effect on private sector entities, including us, and on market conditions and prices of Indian securities, including our equity shares and our ADSs.

      Since 1996, the government of India has changed four times. The most recent parliamentary elections were completed in October 1999. The next parliamentary elections are scheduled for 2004. Following the parliamentary elections in 1999, a coalition government led by the Bharatiya Janata Party was formed with Mr. A.B. Vajpayee as the prime minister of India. Although the Vajpayee government has continued India's current economic liberalization and deregulation policies, a significant change in the government's policies could adversely affect business and economic conditions in India and could also adversely affect our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

      Financial instability in other countries, particularly emerging market countries, could disrupt our business and cause the price of our equity shares and our ADSs to go down.

      The Indian market and the Indian economy are influenced by economic and market conditions in other countries, particularly emerging market countries in Asia. Financial turmoil in Asia, Latin America, Russia and elsewhere in the world in the past years has affected the Indian economy even though India was relatively unaffected by the financial and liquidity crises experienced elsewhere. Although economic conditions are different in each country, investors' reactions to developments in one country can have adverse effects on the securities of companies in other countries, including India. A loss of investor confidence in the financial systems of other emerging markets may cause increased volatility in Indian financial markets and indirectly, in the Indian economy in general. Any worldwide financial instability could also have a negative impact on the Indian economy. This in turn could negatively impact the Indian economy, including the movement of exchange rates and interest rates in India, which could adversely affect the Indian financial sector, including us. Any financial disruption could have an adverse effect on our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

      If regional hostilities, terrorist attacks or social unrest in some parts of the country increase, our business could suffer and the price of our equity shares and our ADSs could go down.

      India has from time to time experienced social and civil unrest and hostilities both internally and with neighboring countries. In recent years, there have been military confrontations between India and Pakistan in the Kashmir region and present relations between India and Pakistan continue to be tense on the issues of terrorism, armament and Kashmir. India has also experienced terrorist attacks in some parts of the country. These hostilities and tensions could lead to political or economic instability in India and a possible adverse effect on our business, our future financial performance and the price of our equity shares and our ADSs. For example, the terrorist attacks in the United States on September 11, 2001 and subsequent military action in Afghanistan and Iraq affected the markets all over the world. The United States' continuing battle against terrorism could lengthen these regional hostilities and tensions. Further, India has also experienced social unrest in some parts of the country. If such tensions occur in other parts of the country, leading to overall political and economic instability it could have an adverse effect on our business, our future financial performance and the price of our equity shares and our ADSs.

      Trade deficits could cause our business to suffer and the price of our equity shares and our ADSs to go down.

      India's trade relationships with other countries can also influence Indian economic conditions. In fiscal 2003, India experienced a trade deficit of Rs. 371.7 billion (US$ 7.8 billion), an increase of Rs. 42.6 billion (US $
0.9 billion) from fiscal 2002. If trade deficits increase or are no longer manageable, the Indian economy, and therefore our business, our financial performance, our stockholders' equity and the price of our equity shares and our ADSs, could be adversely affected.

      A significant change in the composition of the Indian economy may affect our business.

      The Indian economy has experienced significant structural change over the last few years. The share of the services sector of total GDP has risen while that of the agricultural sector has declined. Provisional estimates indicate that the share of the services sector of total GDP has increased to 56.1% in fiscal 2003 from 49.9% in fiscal 1997 and the share of the agricultural sector in total GDP has declined to 22.1% in fiscal 2003 from 28.0% in fiscal 1997. It is difficult to gauge the long-term impact of such fundamental economic changes on our business. We cannot be certain that these changes will not have a material adverse effect on our business.

      Natural calamities could have a negative impact on the Indian economy and could cause our business to suffer and the price of our equity shares and our ADSs to go down.

      India has experienced natural calamities like earthquakes, floods and drought in the past few years. The extent and severity of these natural disasters determine their impact on the Indian economy. In fiscal 2003, many parts of India received significantly less than normal rainfall. As a result of the drought conditions in the economy during fiscal 2003, the Index of Agricultural Production declined by 12.6%. Further prolonged spells of below normal rainfall in the country or other natural calamities could have a negative impact on the Indian economy, affecting our business and causing the price of our equity shares and our ADSs to go down.

      Financial difficulty and other problems in certain long-term lending institutions and investment institutions in India could cause our business to suffer and the price of our equity shares and our ADSs to go down.

      Unit Trust of India, a large investment institution in India with substantial exposure to equity investments, faced problems from fiscal 2001 due to a significant decline in the market value of its securities portfolio caused by depressed equity capital markets. In response, Unit Trust of India was restructured under a package of reform measures announced by the government. IFCI Limited, a long-term lending institution in India, is also facing financial difficulty due to inadequate capitalization, asset-liability mismatch and deteriorating asset quality. Several co-operative banks have also faced serious financial and liquidity crises. In April 2003, unsubstantiated rumours, believed to have originated in Gujarat, alleged that we were facing liquidity problems, although our liquidity position was sound. We witnessed higher than normal deposit withdrawals during the period April 11 to 13, 2003, on account of these unsubstantiated rumours. We successfully controlled the situation, but if such situations were to arise in future, any failure to control such situations could result in large deposit withdrawals, which would adversely impact our liquidity position. These and other similar developments could create adverse market perception about financial institutions and banks, which in turn could adversely affect our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

      The Indian regulatory framework for the prevention of money laundering is still evolving and any failure of this framework to effectively prevent money laundering could adversely impact us.

      The Indian Parliament passed the Prevention of Money Laundering Act in fiscal 2003 to implement the Political Declaration adopted by the special session of the United Nations General Assembly held from June 8 to June 10, 1998 and the Global Programme of Action annexed to Resolution S-17/2 adopted by the United Nations General Assembly on February 23, 1990. However, the provisions of this Act are yet to be declared effective by the Indian government. Any failure or delay in the bringing into effect of this legislation or any failure of this legislation to effectively prevent money laundering could create an adverse perception about the Indian financial system in general and Indian banks in particular, which in turn could adversely affect our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs. See also "Supervision and Regulation - Regulations relating to Knowing the Customer and Anti-Money Laundering".

      A decline in India's foreign exchange reserves may affect liquidity and interest rates in the Indian economy which could adversely impact us.

      India's foreign exchange reserves increased 38.3% during fiscal 2003 and 16.8% during fiscal 2004 (through September 5, 2003) to US$ 87.4 billion. A decline in these reserves could result in reduced liquidity and higher interest rates in the Indian economy. The redemption of Resurgent India

Bonds issued by the State Bank of India in 1998, due in October 2003, is expected to result in an outflow of approximately US$ 5.5 billion. Reduced liquidity or an increase in interest rates in the economy following a decline in foreign exchange reserves could adversely affect our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs. See also "- Risks Relating to Our Business".

      Any down-grading of India's debt rating by an international rating agency could cause our business to suffer and the price of our equity shares and our ADSs to go down.

      Any adverse revisions to India's credit ratings for domestic and international debt by international rating agencies may adversely affect our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

Risks Relating to Our Business

      We are likely to classify and reserve against impaired loans significantly later than our counterparts in more developed countries, such as the US.

      We identify a commercial loan as a "troubled debt restructuring" or an "other impaired loan" (collectively referred to as an impaired loan) and place it on a non-accrual basis (that is, we do not recognize interest accrued or due unless and until payments are actually received) when it is probable that we will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. Until year-end fiscal 2003, a commercial loan was also considered to be impaired and placed on a non-accrual basis when interest or principal was greater than 180 days overdue. This time period of 180 days was substantially longer than in more developed countries, like the US, where loans are generally placed on a non-accrual basis when any payment, including any periodic principal payment, is not made for a 90 day period. In India, payments on most loans are generally on a quarterly basis unlike in more developed countries, like the United States, where payments on most loans are on a monthly basis. Pursuant to revised guidelines issued by the Reserve Bank of India, with effect from fiscal 2004, a commercial loan will be considered to be impaired and placed on a non-accrual basis, when interest or principal is overdue continuously for more than 90 days. This may impact the classification of, and reserving against, impaired loans. For a discussion of impaired loans under Indian GAAP, see "Supervision and Regulation--Loan Loss Provisions and Impaired Assets".

      A large proportion of ICICI's loans comprised project finance assistance, a substantial portion of which was particularly vulnerable to completion risk.

      Long-term project finance assistance was a significant proportion of ICICI's asset portfolio. Although over the last year, retail loans have significantly increased in our balance sheet, long-term project finance continues to be a significant proportion of our loan portfolio. The viability of these projects depends upon a number of factors, including completion risk, market demand, government policies and the overall economic environment in India and international markets. We cannot be sure that these projects will perform as anticipated. Over the last several years, ICICI experienced a high level of impaired loans in its project finance loan portfolio to manufacturing companies as a result of the downturn in certain global commodity markets and increased competition in India. In addition, a significant portion of infrastructure projects financed by us are still under implementation and present risks, including delays in the commencement of operations and breach of contractual obligations by counterparties, that could impact the project's ability to generate revenues. We have provided project assistance to a large private sector power generation project in the state of Maharashtra. On account of a dispute between the power project and the purchaser, the state electricity board, the project implementation is currently suspended. The matter is currently pending before the Indian courts, while parallel efforts are continuing for an out of court settlement, including re-negotiation of the relevant power tariff. The principal sponsor of the project has filed for bankruptcy in the United States. The assets of the project are in the possession of a receiver appointed by the High Court of

Judicature at Bombay on a plea by the lenders to the project, including us. Efforts are continuing for sale of the project to new sponsors. We cannot assure you that future credit losses on account of this assistance and such other assistances would not have a materially adverse effect on our profitability. Our infrastructure project finance loans are largely recent loans and, as a result, asset quality problems may not appear until the future. If a substantial portion of these loans were to become impaired, the quality of our loan portfolio could be adversely affected.

      We have high concentrations of loans to certain customers and to certain sectors and if a substantial portion of these loans were to become impaired, the quality of our loan portfolio could be adversely affected.

      At year-end fiscal 2003, our 20 largest borrowers, based on gross outstanding balances, totaled approximately Rs. 145.3 billion (US$ 3.1 billion), which represented approximately 21.2% of our total gross loans outstanding. Our largest single borrower by outstanding at that date was approximately Rs. 15.3 billion (US$ 322 million), which represented approximately 2.2% of our total gross loans outstanding. The largest group of companies under the same management control accounted for approximately 4.9% of our total gross loans outstanding. Credit losses on these large single borrower and group exposures could adversely affect our financial performance, our stockholders' equity and the prices of our equity shares and our ADSs.

      At year-end fiscal 2003, we had extended loans to several industrial sectors in India. At that date, approximately 53.0% of our gross restructured loan portfolio was concentrated in three sectors: iron and steel (35.5%), textiles (10.6%) and cement (6.9%). At that date, approximately 39.9% of our gross other impaired loan portfolio was concentrated in three sectors: power (21.3%), iron and steel (10.2%) and metal products (8.4%). Our total loan portfolio also had a significant concentration of loans in these sectors. These sectors have been adversely affected by economic conditions over the last few years in varying degrees. Although our loan portfolio contains loans to a wide variety of businesses, financial difficulties in these sectors could increase our level of impaired loans and adversely affect our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

      If we are not able to control or reduce the level of impaired loans in our portfolio, our business will suffer. A significant increase in the level of restructured loans forming part of impaired loans in our portfolio could affect our business.

      Our gross restructured loans represented 21.5% of our gross loan portfolio at year-end fiscal 2003. At year-end fiscal 2002, ICICI's gross restructured loans represented 17.0% of its gross loan portfolio and ICICI Bank's gross restructured loans represented 1.0% of its gross loan portfolio. Our gross other impaired loans represented 12.1% of our gross loan portfolio at year-end fiscal 2003. At year-end fiscal 2002, ICICI's gross other impaired loans represented 9.1% of its gross loan portfolio and ICICI Bank's gross other impaired loans represented 6.2% of its gross loan portfolio. Our net restructured loans represented 19.5% of our net loans at year-end fiscal 2003. At year-end fiscal 2002, ICICI's net restructured loans represented 14.8% of its net loans and ICICI Bank's net restructured loans represented 0.8% of its net loans. Our net other impaired loans represented 8.8% of our net loans at year-end fiscal 2003. At year-end fiscal 2002, ICICI's net other impaired loans represented 6.3% of its net loans and ICICI Bank's net other impaired loans represented 2.9% of its net loans.

      Although we believe that our allowance for loan losses is adequate to cover all known losses in our portfolio of assets, the level of our impaired loans was significantly higher than the average percentage of impaired loans in the portfolios of banks in more developed countries. In addition, in absolute terms, our gross impaired loans grew by 52.4% in fiscal 2003 over the total combined gross impaired loans of ICICI and ICICI Bank at year-end fiscal 2002. ICICI's gross impaired loans grew by 70.7% in fiscal 2002 and 23.6% in fiscal 2001. ICICI Bank's gross impaired loans grew by 2.3% in fiscal 2002 and 276.1% in fiscal 2001. In fiscal 2001, impaired loans aggregating Rs. 2.2 billion

(US$ 46 million) were added to ICICI Bank's portfolio consequent to ICICI Bank's acquisition of Bank of Madura.

      The growth in our impaired loans can be attributed to several factors, including increased competition arising from economic liberalization in India, variable industrial growth, a sharp decline in commodity prices, the high level of debt in the financing of projects and capital structures of companies in India and the high interest rates in the Indian economy during the period in which a large number of projects contracted their borrowings, which reduced profitability for certain of our borrowers, and the resultant restructuring of certain Indian companies in sectors such as iron and steel, textiles and cement. As a result, the level of restructured loans and other impaired loans in our portfolio increased substantially in fiscal 2003. It is expected that this restructuring process will continue in fiscal 2004.

      Further, ICICI Bank's and ICICI's growth-oriented strategy involved a significant increase in their loan portfolio, including retail loans, over the past few years. We cannot assure you that there will be no additional impaired loans in our portfolio on account of these new loans.

      The directed lending norms of the Reserve Bank of India require that every bank should extend 40.0% of its net bank credit to certain eligible sectors, which are categorized as "priority sectors". Priority sectors are specific sectors such as agriculture and small-scale industries, and also include housing finance loans up to certain limits. Considering that the advances of ICICI were not subject to the requirement applicable to banks in respect of priority sector lending, the Reserve Bank of India directed us to maintain an additional 10.0% over and above the requirement of 40.0%, i.e., a total of 50.0% of our net bank credit on the residual portion of our advances (i.e. the portion of our total advances excluding advances of ICICI at year-end fiscal 2002) in the form of priority sector loans. This additional 10.0% priority sector lending requirement will apply until such time as our aggregate priority sector advances reach a level of 40.0% of our total net bank credit. As a result, we may experience a significant increase in impaired loans in our directed lending portfolio, particularly loans to the agriculture sector and small-scale industries, since economic difficulties are likely to affect those borrowers more severely and we would be less able to control the quality of this portfolio.

      A number of factors will affect our ability to control and reduce impaired loans. Some of these, including developments in the Indian economy, movements in global commodity markets, global competition, interest rates and exchange rates, are not within our control. Although we are increasing our efforts to improve collections and to foreclose on existing impaired loans, we cannot assure you that we will be successful in our efforts or that the overall quality of our loan portfolio will not deteriorate in the future. If we are not able to control and reduce our impaired loans, or if there is a further significant increase in our restructured loans, our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs could be adversely affected.

      If there is a further deterioration in our impaired loan portfolio and we are not able to improve our allowance for loan losses as a percentage of impaired loans, the price of our equity shares and our ADSs could go down.

      At year-end fiscal 2003, our allowance for loan losses on restructured loans represented 16.8% of gross restructured loans and our allowance for loan losses on other impaired loans represented 33.5% of gross other impaired loans. At year-end fiscal 2002, ICICI's allowance for loan losses on restructured loans represented 18.6% of gross restructured loans and ICICI's allowance for loan losses on other impaired loans represented 34.6% of gross other impaired loans. At year-end fiscal 2002, ICICI Bank's allowance for loan losses on restructured loans represented 21.9% of gross restructured loans and ICICI Bank's allowance for loan losses on other impaired loans represented 55.7% of gross other impaired loans.

      Although we believe that our allowances for loan losses will be adequate to cover all known losses in our asset portfolio, we cannot assure you that there will be no further deterioration in the allowance for loan losses as a percentage of gross impaired loans or otherwise or that the percentage of impaired loans that we will be able to recover will be similar to ICICI's and ICICI Bank's past experience of recoveries of impaired loans. In the event of any further deterioration in our impaired loan portfolio, there could be an adverse impact on our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

      We may experience delays in enforcing our collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security exposing us to a potential loss.

      A substantial portion of our loans to corporate customers, primarily comprising loans made by ICICI, is secured by real assets, including property, plant and equipment. Our loans to corporate customers also include working capital credit facilities that are typically secured by a first lien on inventory, receivables and other current assets. In some cases, we may have taken further security of a first or second lien on fixed assets, a pledge of financial assets like marketable securities, corporate guarantees and personal guarantees. A substantial portion of our loans to retail customers is also secured by the assets financed, predominantly property and vehicles. Although in general our loans are over-collateralized, an economic downturn could have resulted for ICICI and could in future result for us, in a fall in relevant collateral values.

      In India, foreclosure on collateral generally requires a written petition to an Indian court. An application, when made, may be subject to delays and administrative requirements that may result, or be accompanied by, a decrease in the value of the collateral. In the event a corporate borrower makes a reference to a specialized quasi-judicial authority called the Board for Industrial and Financial Reconstruction, foreclosure and enforceability of collateral is stayed. We cannot guarantee that we will be able to realize the full value on our collateral, as a result of, among other factors, delays in bankruptcy foreclosure proceedings, defects in the perfection of collateral and fraudulent transfers by borrowers. A failure to recover the expected value of collateral security could expose us to a potential loss. Any unexpected losses could adversely affect our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

      The Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002, has strengthened the ability of lenders to resolve non-performing assets by granting them greater rights as to enforcement of security and recovery of dues from corporate borrowers. Petitions challenging the constitutional validity of this legislation are currently pending before the Indian Supreme Court. There can be no assurance that the legislation in its current form will be upheld by the Indian Supreme Court or that it will have a favorable impact on our efforts to resolve non-performing assets. See also "Overview of the Indian Financial Sector - Recent Structural Reforms - Legislative Framework for Recovery of Debts Due to Banks."

      We face greater credit risks than banks in developed countries.

      Our principal business is providing financing to our clients, a predominant number of whom are based in India. In the past, ICICI focused its activities on financing large-scale projects. Increasingly, we are focusing on large corporate customers, many of whom have strong credit ratings, as well as on select small and middle market companies, and individuals. Our loans to middle market companies can be expected to be more severely affected by adverse developments in the Indian economy than loans to large corporations. In all of these cases, we are subject to the credit risk that our borrowers may not pay in a timely fashion or may not pay at all. The credit risk of all our borrowers is higher than in more developed countries due to the higher uncertainty in the Indian regulatory, political, economic and industrial environment and difficulties that many of our borrowers face in adapting to instability in world markets and technological advances taking place across the world. Increased competition arising from economic liberalization in India, variable industrial growth, a sharp decline in commodity prices, the high level of debt in the financing of projects and capital structures of companies in India and the high interest rates in the Indian economy during the period in which a large number of projects contracted their borrowings reduced the profitability of certain of our borrowers.

      There was substantial growth in our retail loans in fiscal 2003 and in the retail loans of ICICI in fiscal 2002. Our retail loans were Rs. 188.3 billion (US$ 4.0 billion) or 27.5% of our gross loans outstanding at year-end fiscal 2003. ICICI's retail loans were Rs. 73.0 billion (US$ 1.5 billion) or 13.0% of its gross loans outstanding at year-end fiscal 2002. ICICI Bank's retail loans were Rs. 7,150 million (US$ 150 million) or 9.4% of its gross loans outstanding at year-end fiscal 2002. Our retail loans are relatively new and we cannot assure you that there will be no additional impairment on account of these loans and that such impairment will not have a materially adverse impact on the quality of our loan portfolio.

      The directed lending norms of the Reserve Bank of India require that every bank should extend 40.0% of its net bank credit to certain eligible sectors, such as agriculture, small-scale industries and housing finance loans up to certain limits, which are categorized as "priority sectors". Considering that the directed lending norms were not applicable to ICICI, the Reserve Bank of India directed us to maintain 50.0% of our net bank credit on the residual portion of our advances (i.e. the portion of our total advances excluding advances of ICICI at year-end fiscal 2002) in the form of priority sector loans until such time as our aggregate priority sector advances reach a level of 40.0% of our total net bank credit. As a result, we may experience a significant increase in impaired loans in our directed lending portfolio, particularly loans to the agriculture sector and small-scale industries, since economic difficulties are likely to affect those borrowers more severely and we would be less able to control the quality of this portfolio.

      Higher credit risk may expose us to a potential loss, which would adversely affect our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

      Our business is particularly vulnerable to volatility in interest rates caused by deregulation of the financial sector in India.

      Over the last few years, the Indian government and the Reserve Bank of India have substantially deregulated interest rates. As a result, interest rates are now primarily determined by the market. This has increased the interest rate risk exposure of all banks and financial institutions, including us.

      Our results of operations are substantially dependent upon the level of our net interest income. Interest rates are highly sensitive to many factors beyond our control, including deregulation of the financial sector in India, the Reserve Bank of India's monetary policies, domestic and international economic and political conditions and other factors. Changes in interest rates could affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income leading to a reduction in our net interest income. Based on our asset-liability position at year-end fiscal 2003, an increase in interest rates would result in an increase in our interest expense relative to our interest income leading to a reduction in our net interest income.

      Income from treasury operations is particularly vulnerable to interest rate volatility. Following the amalgamation, the liabilities of ICICI became subject to the statutory liquidity ratio requirement, which requires that an amount equal to a specified percentage, currently 25.0%, of a bank's demand and time liabilities be invested in government of India securities. This has increased our interest rate risk exposure. An increasing interest rate environment is likely to adversely affect the income from treasury operations of banks in India, such as us. The estimated negative impact of a 1.0% rise in interest rates on the value of our trading portfolio (including the trading portfolio of ICICI Securities, ICICI Bank's investment banking subsidiary) at year-end fiscal 2003 would have been Rs. 1,824 million (US$ 38 million). Declines in the value of our trading portfolio in such an environment will adversely affect our income. In addition, the value of government of India securities, held for meeting the statutory liquidity ratio requirement, and classified as available for sale securities would be adversely impacted by any increase in interest rates.

      Interest rates in India, including yields on government of India securities, have declined significantly during fiscal 2002 and fiscal 2003, reflecting the liquidity in the system. The rate of interest on government small savings and public provident fund schemes was lowered by 100 basis points in the government of India's budget for fiscal 2004. The Reserve Bank of India subsequently reduced the rate of interest on savings deposits taken by banks by 50 basis points. However, no assurance can be given as to the likely trend of interest rates in the future.

      Volatility in interest rates could adversely affect our business, our future financial performance and the price of our equity shares and our ADSs.

      If we are not able to succeed in our retail products and services, we may not be able to meet our projected earnings and growth targets.

      We see retail products and services as the primary driver of our growth. Retail products and services are a critical component of our projections of earnings. However, we recognize that retail products and services are substantially different from corporate products and services and require very different personnel, skills and infrastructure. We cannot assure you that we have accurately estimated the relevant demand for our new banking products. Retail products and services could expose us to the risk of financial irregularities by various intermediaries and customers. We cannot assure you that we will be able to master and deliver the skills and management information systems necessary to successfully manage these retail products and services.

      Our retail loans were Rs. 188.3 billion (US$ 4.0 billion) or 27.5% of our gross loans outstanding at year-end fiscal 2003. ICICI's retail loans were Rs.
73.0 billion (US$ 1.5 billion) or 13.0% of its gross loans outstanding at year-end fiscal 2002. ICICI Bank's retail loans were Rs. 7,150 million (US$ 150 million) or 9.4% of its gross loans outstanding at year-end fiscal 2002. Our retail loans are relatively new and we cannot assure you that there will be no additional impairment on account of these loans and that such impairment will not have a materially adverse impact on the quality of our loan portfolio. Our inability to grow or succeed in retail products and services business may adversely affect our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

      If we are not able to succeed in our new business areas, we may not be able to meet our projected earnings and growth targets.

      We are continuing to look at business opportunities in certain sectors of the economy with which we have not traditionally been involved, including governments, the public sector and the agriculture sector. ICICI entered the life insurance business in fiscal 2001 and the non-life insurance business in fiscal 2002 through its subsidiaries, which are now subsidiaries of ICICI Bank. We are also seeking to expand internationally by leveraging on our home country links and technology competencies in financial services. We are a new entrant in international business and the skills required for this business could be different from those for our domestic businesses. The life insurance and non-life insurance businesses and the international business are expected to require substantial capital in the initial period. We cannot be certain that these new businesses will perform as anticipated. Our inability to grow or succeed in new business areas may adversely affect our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

      A determination against us in respect of disputed tax assessments may adversely impact our financial performance.

      At year-end fiscal 2003, we had been assessed an aggregate of Rs. 20.4 billion (US$ 429 million) in excess of the provision made in our accounts, in income tax, interest tax, wealth tax and sales tax demands by the government of India's tax authorities. We have appealed each of these tax demands.

While we expect that no additional liability will arise out of these disputed demands, there can be no assurance that these matters will be settled in our favor, and that no further liability will arise out of these demands. Of the Rs. 20.4 billion (US$ 429 million) aggregate tax assessments in excess of the provision made in our accounts, a major portion relates to the treatment of depreciation claim on leased assets. In respect of depreciation claimed by us for fiscal 1993 on two sale and lease back transactions, the Income Tax Appellate Tribunal, Mumbai held in August 2003 that no depreciation is allowable to us. The additional tax impact of this decision is Rs. 189 million (US$ 4 million). We intend to appeal against this decision before the High Court and believe that we will receive a favorable decision in the matter. As the Income Tax Appellate Tribunal's decision is based on the facts of two specific transactions, we believe that the Income Tax Appellate Tribunal's decision will not have an adverse tax impact on other sale and lease back transactions entered into by us. Moreover, the lease agreements provide for variation in the lease rental to offset any loss of depreciation benefit to us. Any additional tax liability may adversely impact our financial performance and the price of our equity shares and our ADSs.

      The success of our Internet-related strategy will depend, in part, on the development of adequate infrastructure for the Internet in India.

      We offer several Internet-based products for our retail and corporate customers. There can be no assurance that the Internet infrastructure will be able to support the demands of our anticipated growth. Inadequate infrastructure could result in slower response times and adversely affect usage of the Internet generally. If the infrastructure for the Internet does not effectively support growth that may occur, we will not be able to execute our growth strategy for our Internet-related businesses. Our inability to grow in this business area may adversely affect our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

      Our business is very competitive and our growth strategy depends on our ability to compete effectively.

      Interest rate deregulation and other liberalization measures affecting the financial sector have increased our exposure to competition. The liberalization process has led to increased access for our customers to alternative sources of funds, such as domestic and foreign commercial banks and the domestic and international capital markets. We will continue to face competition from Indian and foreign commercial banks in our corporate products and services. Over the last couple of years, almost all Indian banks have increased their focus on retail loans. We will face competition from Indian and foreign commercial banks and non-bank finance companies in our retail products and services. In addition, as we raise our funds from market sources and individual depositors, we will face increasing competition for such funds. The Indian financial sector may experience further consolidation, resulting in fewer banks and financial institutions, some of which may have greater resources than us. Our future success will depend upon our ability to compete effectively. Due to competitive pressures, we may be unable to successfully execute our growth strategy and offer products and services at reasonable returns and this may adversely impact our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

      If we are not able to integrate recent acquisitions or if we are not able to integrate any future acquisitions, our business could be disrupted and the price of our equity shares and ADSs could go down.

      In July 2003, ICICI OneSource Limited, an entity consolidated in our US GAAP financial statements, acquired First Ring, a business process outsourcing company based in India. In May 2003, we acquired Transamerica Apple Distribution Finance Private Limited (subsequently renamed ICICI Distribution Finance Private Limited), a non-bank finance company based in India. In September 2002, ICICI Infotech, an entity consolidated in our US GAAP financial statements, acquired the remaining 50.0% ownership interest in Tricolor Infotech International Inc., Mauritius. In May 2002, ICICI OneSource Limited acquired CustomerAsset, a contact center services company based in India.

In fiscal 2002, ICICI Infotech acquired Insyst Technologies Limited, a software development company based in India. The challenges in integration of some or all of these recent acquisitions could adversely affect our business, our financial performance and the price of our equity shares and our ADSs.

      We have no understanding, commitment or agreement with respect to any material future acquisition or investment, though we may seek opportunities for growth through future acquisitions. Any future acquisition may involve a number of risks, including deterioration of asset quality, diversion of attention of our management, attention required to integrate the acquired business and the failure to retain key acquired personnel and clients, some or all of which could have an adverse effect on our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

      The businesses formerly conducted by ICICI are, after the amalgamation, subject to a number of banking regulations under Indian law, which may impact our profitability.

      The businesses of ICICI conducted by us after the amalgamation, are now subject to a number of banking regulations under Indian law, including maintenance of statutory liquidity and cash reserve ratios and directed lending requirements. Compliance with these regulations may impact the profitability of our combined businesses in our initial years. We have a different mix of assets and funding sources than ICICI and ICICI Bank as independent and separate entities. The impact of the statutory liquidity ratio, which requires that a significant portion of an Indian bank's liabilities be held in Indian government securities, has increased our market risk exposure and reduced our interest income. Our income, profitability and market risk profile may therefore be adversely affected by the impact of these regulatory requirements. This may result in lower income in the initial years after the amalgamation. The directed lending norms of the Reserve Bank of India require that every bank should extend 40.0% of its net bank credit to certain eligible sectors, such as agriculture, small-scale industries and housing finance up to certain limits, which are categorized as "priority sectors". Considering that the directed lending norms were not applicable to ICICI, the Reserve Bank of India directed us to maintain 50.0% of our net bank credit on the residual portion of our advances (i.e. the portion of our total advances excluding advances of ICICI at year-end fiscal 2002) in the form of priority sector loans until such time as our aggregate priority sector advances reach a level of 40.0% of our total net bank credit. We may experience a significant increase in impaired loans in our directed lending portfolio, particularly loans to the agriculture sector and small-scale industries, since economic difficulties are likely to affect those borrowers more severely and we would be less able to control the quality of this portfolio. We may not be able to maintain the business, growth and financial performance of ICICI and ICICI Bank and any failure to do so could adversely affect our stockholder's equity and the price of our equity shares and our ADSs.

      Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity our business could be adversely affected.

      Most of our incremental funding requirements, including replacement of maturing liabilities of ICICI which generally had longer maturities, are met through short-term funding sources, primarily in the form of deposits including inter-bank deposits. However, a large portion of our assets, primarily the assets of ICICI, have medium or long-term maturities, creating a potential for funding mismatches. Our customer deposits are generally of less than one year maturity. If a substantial number of our depositors do not roll over deposited funds upon maturity, our liquidity position could be adversely affected. The failure to obtain rollover of customer deposits upon maturity or to replace them with fresh deposits could have a material adverse effect on our business, our future financial performance and the price of our equity shares and our ADSs.

      In April 2003, unsubstantiated rumours believed to have originated in Gujarat, alleged that we were facing liquidity problems, although our liquidity position was sound. We witnessed higher than normal deposit withdrawals during the period April 11 to 13, 2003, on account of these unsubstantiated rumours. We successfully controlled the situation, but if such situations were to arise in future, any failure to control such situations could result in large deposit withdrawals, which would adversely impact our liquidity position.

      Material changes in the regulations which govern us could cause our business to suffer and the price of our equity shares and our ADSs to go down.

      Banks in India operate in a highly regulated environment. The Reserve Bank of India extensively supervises and regulates banks. In addition, these banks are subject generally to changes in Indian law, as well as to changes in regulation and government policies, income tax laws and accounting principles. The laws and regulations governing the banking sector could change in the future and any such changes could adversely affect our business, our future financial performance and the price of our equity shares and our ADSs.

      Significant security breaches could adversely impact our business.

      We seek to protect our computer systems and network infrastructure from physical break-ins as well as security breaches and other disruptive problems caused by our increased use of the Internet. Computer break-ins and power disruptions could affect the security of information stored in and transmitted through these computer systems and network infrastructure. We employ security systems, including firewalls and password encryption, designed to minimize the risk of security breaches. Although we intend to continue to implement security technology and establish operational procedures to prevent break-ins, damage and failures, there can be no assurance that these security measures will be successful. A significant failure in security measures could have a material adverse effect on our business, our future financial performance and the price of our equity shares and our ADSs.

      Our business operations are transaction-oriented. Although we take adequate measures to safeguard against fraud, there can be no assurance that we would be able to prevent fraud. Our reputation could be adversely affected by significant fraud committed by employees, customers or outsiders.

      System failures could adversely impact our business.

      Given the increasing share of retail products and services and transaction banking services in our total business, the importance of systems technology to our business has increased significantly. Our principal delivery channels include ATMs, call centers and the Internet. Any failure in our systems, particularly for retail products and services and transaction banking, could significantly affect our operations and the quality of customer service and could result in business and financial losses.

      If we are unable to adapt to rapid technological changes, our business could suffer.

      Our success will depend, in part, on our ability to respond to technological advances and emerging banking industry standards and practices on a cost-effective and timely basis. The development and implementation of such technology entails significant technical and business risks. There can be no assurance that we will successfully implement new technologies effectively or adapt our transaction-processing systems to customer requirements or emerging industry standards. If we are unable, for technical, legal, financial or other reasons, to adapt in a timely manner to changing market conditions, customer requirements or technological changes, our business and our future financial performance could be materially affected.

      If we are required to change our accounting policies with respect to the expensing of stock options, our earnings could be adversely affected.

      We currently deduct the expense of employee stock option grants from our income based on the intrinsic value method and not on the fair value method. The Financial Accounting Standards Board and the International Accounting Standards Board are considering requiring companies to change their accounting policies to account for stock options issued to employees based on the fair value method. Many companies have or are in the process of voluntarily changing their accounting policies to expense the cost of stock options based on the fair value method. Stock options are an important part of our employee compensation package. If we change our accounting policy with respect to the treatment of stock options, our earnings could be adversely affected. We have adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Had compensation cost for our stock-based compensation plan been determined in a manner consistent with the fair value approach described in SFAS No. 123, our net loss in fiscal 2003 as reported would have been increased to the pro forma amount of Rs. 8,334 million (US$ 175 million) and ICICI's net income as reported would have been reduced to the pro forma amounts of Rs. 1,515 million (US$ 32 million) and Rs. 6,539 million (US$ 138 million) in fiscal 2002 and fiscal 2001 respectively.

Risks Relating to the ADSs and Equity Shares

      You will not be able to vote your ADSs.

      ADS holders have no voting rights unlike holders of the equity shares who have voting rights. The depositary will exercise its right to vote on the equity shares represented by the ADSs as directed by ICICI Bank's board of directors. If you wish, you may withdraw the equity shares underlying the ADSs and seek to vote the equity shares you obtain from the withdrawal. However, for foreign investors, this withdrawal process may be subject to delays. For a discussion of the legal restrictions triggered by a withdrawal of the equity shares from the depositary facility upon surrender of ADSs, see "Restriction on Foreign Ownership of Indian Securities".

      US investors will be subject to special tax and interest charges if ICICI Bank is considered to be a passive foreign investment company.

      Based upon certain proposed Treasury Regulations which are proposed to be effective for taxable years beginning after December 31, 1994 and upon certain management estimates, ICICI Bank does not expect to be a Passive Foreign Investment Company (PFIC). ICICI Bank has based the expectation that it is currently not a PFIC on, among other things, provisions in the proposed Treasury Regulations that provide that certain restricted reserves (including cash and securities) of banks are assets used in connection with banking activities and are not passive assets, as well as the composition of ICICI Bank's income and ICICI Bank's assets from time to time. Since there can be no assurance that such proposed Treasury Regulations will be finalized in their current form or not at all, and since the composition of income and assets of ICICI Bank will vary over time, there can be no assurance that ICICI Bank will not be considered a PFIC for any taxable year. If ICICI Bank is a PFIC for any taxable year during which a US holder holds equity shares or ADSs of ICICI Bank, the US holder would be treated in a manner comparable to that described under "Taxation - United States Tax - Passive Foreign Investment Company Rules".

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

      Your ability to sell in India any equity shares withdrawn from the depositary facility may be subject to delays if specific approval of the Reserve Bank of India is required.

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

      Restrictions on withdrawal of ADSs from the depositary facility and redeposit of equity shares in the depositary facility could adversely affect the price of our ADSs.

      An ADS holder who surrenders an ADS and withdraws equity shares may be able to redeposit those equity shares in the depositary facility in exchange for ADSs. In addition, an investor who has purchased equity shares in the Indian market may be able to deposit them in the ADS program. However, in either case, the deposit or redeposit of equity shares may be limited by securities law restrictions and will be restricted so that the cumulative aggregate number of equity shares that can be deposited or redeposited as of any time cannot exceed the cumulative aggregate number represented by ADSs converted into underlying equity shares as of such time. An investor who has purchased equity shares in the Indian market could, therefore, face restrictions in depositing them in the ADS program. This increases the risk that the market price of the ADSs will be below that of the equity shares. For a discussion of the legal restrictions triggered by withdrawal of ADSs from the depositary facility and redeposit of equity shares in the depositary facility, see "Restriction on Foreign Ownership of Indian Securities".

      There may be restrictions on resales in the United States or to US persons of ICICI Bank shares or ADSs by affiliates of ICICI and/or ICICI Bank.

      The equity shares and ADSs of ICICI Bank issued pursuant to the amalgamation were not registered under the US Securities Act of 1933, as amended (the Securities Act) in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of the Securities Act. ICICI Bank received a "no-action letter" from the staff of the United States Securities and Exchange Commission (SEC) stating that it would not recommend that the SEC take enforcement action if ICICI Bank shares were issued to ICICI shareholders pursuant to the amalgamation without compliance with the registration requirements of the Securities Act in reliance on the exemption from registration contained in Section 3(a)(10) thereof. As a result, in the hands of most holders, the shares and ADSs issued pursuant to the amalgamation will not be treated as "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, and may be resold by former holders of ICICI shares (except affiliates as described below) without regard to Rules 144 or 145(c) and (d) under the Securities Act.

      Persons who received the shares or ADSs pursuant to the amalgamation and who were affiliates of ICICI before the amalgamation but are not affiliates of ICICI Bank after the amalgamation, or are affiliates of ICICI Bank after the amalgamation, are permitted to resell these shares or ADSs in the United States in the manner permitted by Rule 144(d) under the Securities Act, in each case without regard to the holding period requirement (one year) of Rule 144(d) under the Securities Act. Persons who may be deemed to be affiliates of ICICI include individuals who, or entities that, directly or indirectly controlled, or were controlled by, or were under common control with ICICI and would include certain officers and directors of ICICI and would likely include principal shareholders as well. Persons who may be deemed to be affiliates of ICICI Bank include individuals who, or entities that, directly or indirectly control, or are controlled by, or are under common control with ICICI Bank and would include certain officers and directors of ICICI Bank and would likely include principal shareholders as well. The persons referred to above in addition to reselling the shares or ADSs received pursuant to the amalgamation in the United States in the manner permitted by Rule 145(d) under the Securities Act may also sell such securities pursuant to any other available exemption under the Securities Act. Former ICICI shareholders or ADS holders who believe they may be affiliates for the purposes of the Securities Act, should consult their own legal advisers in the event they plan to sell such shares or ADSs to a United States person or in the United States.

      Certain shareholders own a large percentage of our equity shares. Their actions could adversely affect the price of our equity shares and our ADSs.

      Our principal shareholders include the Life Insurance Corporation of India, the General Insurance Corporation of India, government-owned general insurance companies and the Unit Trust of India, each of which is directly or indirectly controlled by the Indian government. At August 29, 2003, government-controlled entities owned approximately 17.8% of our outstanding equity shares. As a result of such share ownership, the Indian government will continue to have the ability to exercise influence over most matters requiring approval of our shareholders, including the election and removal of directors and significant corporate actions. Our other large shareholders include Orcasia Limited, Government of Singapore and Bajaj Auto Limited. Any substantial sale of our equity shares by these or other large shareholders could adversely affect the price of our equity shares and our ADSs.

      Conditions in the Indian securities market may affect the price or liquidity of our equity shares and our ADSs.

      The Indian securities markets are smaller and more volatile than securities markets in developed economies. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities.

      Indian stock exchanges have also experienced problems that have affected the market price and liquidity of the securities of Indian companies. These problems have included temporary exchange closures, broker defaults, settlement delays and strikes by brokers. The Stock Exchange, Mumbai, or the BSE, was closed for three days in March 1995 following a default by a broker. In March 2001, the BSE dropped 667 points or 15.6% and there were also rumors of insider trading in the BSE leading to the resignation of the BSE president and several other members of the governing board. In the same month, the Kolkata Stock Exchange, formerly known as the Calcutta Stock Exchange, suffered a payment crisis when several brokers defaulted and the exchange invoked guarantees provided by various Indian banks. In April 2003, the decline in the price of the equity shares of a leading Indian software company created volatility in the Indian stock markets and created temporary concerns regarding our exposure to the equity markets. In addition, the governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Further, from time to time, disputes have occurred between listed companies and stock exchanges and other regulatory bodies, which in some cases may have had a negative effect on market sentiment. In recent years, there have been changes in laws and regulations for the taxation of dividend income, which have impacted the Indian equity capital markets. See "Dividends". Similar problems or changes could occur in the future and, if they did, they could affect the market price and liquidity of our equity shares and our ADSs.

      Settlement of trades of equity shares on Indian stock exchanges may be subject to delays.

      The equity shares represented by the ADSs are currently listed on the Chennai, Delhi, Kolkata, Vadodara Stock Exchanges, the BSE and the National Stock Exchange of India. Settlement on those stock exchanges may be subject to delays and an investor in equity shares withdrawn from the depositary facility upon surrender of ADSs may not be able to settle trades on such stock exchanges in a timely manner. We have also received shareholder approval in our Annual General Meeting held on August 25, 2003 for the delisting of our equity shares shares from the Chennai, Delhi, Kolkata and Vadodara stock exchanges.

      As a result of Indian government regulation of foreign ownership, the price of our ADSs could go down.

      Foreign ownership of Indian securities is heavily regulated and is generally restricted. ADSs issued by companies in certain emerging markets, including India, may trade at a discount or premium to the underlying equity shares, in part because of the restrictions on foreign ownership of the underlying equity shares.

      Your holdings may be diluted by additional issuances of equity and any dilution may adversely affect the market price of our equity shares and ADSs.

      There is a risk that growth in our business, including in our international operations and our insurance business, could require us to fund this growth through additional equity offerings. In addition, up to 5.0% of ICICI Bank's issued equity shares following the amalgamation, was permitted to be issued in accordance with ICICI Bank's employee stock option scheme to eligible employees of ICICI Bank and its subsidiaries. At August 31, 2003, ICICI Bank had granted a total of 21,396,475 stock options, of which 193,545 had been exercised, 6,585,758 had vested but had not been exercised and 1,506,775 had lapsed or been forfeited. The total stock options granted, less options lapsed or forfeited, were 3.2% of ICICI Bank's issued equity shares.

      Any future issuance of equity shares would dilute the positions of investors in the ADSs and equity shares, and could adversely affect the market price of our equity shares and our ADSs.

      You may be unable to exercise preemptive rights available to other shareholders.

      A company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless these rights have been waived by at least 75.0% of the company's shareholders present and voting at a shareholders' general meeting. US investors in ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any such registration statement as well as the perceived benefits of enabling US investors in ADSs to exercise their preemptive rights and any other factors we consider appropriate at the time. We do not commit that we would file a registration statement under these circumstances. If ICICI Bank issues any such securities in the future, such securities may be issued to the depositary, which may sell such securities in the securities markets in India for the benefit of the investors in the ADSs. There can be no assurance as to the value, if any, the depositary would receive upon the sale of these securities. To the extent that investors in ADSs are unable to exercise preemptive rights, their proportional interests in ICICI Bank would be reduced.

      Because the equity shares underlying the ADSs are quoted in rupees in India, you may be subject to potential losses arising out of exchange rate risk on the Indian rupee and risks associated with the conversion of rupee proceeds into foreign currency.

      Investors that purchase ADSs are required to pay for the ADSs in US dollars. Investors are subject to currency fluctuation risk and convertibility risks since the equity shares are quoted in rupees on the Indian stock exchanges on which they are listed. Dividends on the equity shares will also be paid in rupees, and then converted into US dollars for distribution to ADS investors. Investors that seek to convert the rupee proceeds of a sale of equity shares withdrawn upon surrender of ADSs into foreign currency and export the foreign currency will need to obtain the approval of the Reserve Bank of India for each such transaction. In addition, investors that seek to sell equity shares withdrawn from the depositary facility will have to obtain approval from the Reserve Bank of India, unless the sale is made on a stock exchange or in connection with an offer made under the regulations regarding takeovers. Holders of rupees in India may also generally not purchase foreign currency without general or special approval from the Reserve Bank of India. However, dividends received by the depositary in rupees and, subject to approval by the Reserve Bank of India, rupee proceeds arising from the sale on an Indian stock exchange of equity shares, which have been withdrawn from the depositary facility, may be converted into US dollars at the market rate.

      On an average annual basis, the rupee has declined against the US dollar since 1980. As measured by the Reserve Bank of India's reference rate, the rupee lost approximately 15.3% of its value against the US dollar from September 1998 to May 2002, depreciating from Rs. 42.52 per US$ 1.00 on September 1, 1998 to Rs. 49.03 per US$ 1.00 on May 31, 2002 before appreciating to Rs. 45.78 per US$ 1.00 on September 12, 2003. In addition, in the past, the Indian economy has experienced severe foreign exchange shortages.

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

      There is a difference between the level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants and that of markets in the United States and other developed countries. The Securities and Exchange Board of India is responsible for improving disclosure and other regulatory standards for the Indian securities markets. The Securities and Exchange Board of India has issued regulations and guidelines on disclosure requirements, insider trading and other matters. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in developed countries.

                                    BUSINESS

Overview

      We offer a wide range of banking products and services to corporate and retail customers through a variety of delivery channels. In fiscal 2003, we made a net loss of Rs. 7.98 billion (US$ 168 million) compared to a net income of Rs. 1.55 billion (US$ 33 million) in fiscal 2002. We made a loss primarily due to the high level of provision for loan losses, which was Rs. 19.65 billion (US$ 413 million) in fiscal 2003 as a result of large additions to restructured and other impaired loans during the year. At year-end fiscal 2003, we had assets of Rs. 1,180.3 billion (US$ 24.8 billion) and stockholders' equity of Rs. 92.2 billion (US$ 1.9 billion).

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

      Statement on Financial Accounting Standards No. 141 on "Business Combinations", issued by the Financial Accounting Standards Board, requires that business combinations be accounted for in the period in which the combination is consummated. The effective date of the amalgamation for accounting purposes under US GAAP was April 1, 2002. Accordingly, under US GAAP, the amalgamation has been reflected in the financial statements for fiscal 2003 contained in this annual report, as it was consummated in April 2002. Under US GAAP, the amalgamation was accounted for as a reverse acquisition. This means that ICICI was recognized as the accounting acquirer in the amalgamation, although ICICI Bank was the legal acquirer. Accordingly, the financial statements and other financial information contained in this annual report for fiscal 2002 and prior years, except where specifically stated otherwise, present the assets, liabilities and results of operations of ICICI.

      Under Indian GAAP, the amalgamation was accounted for on March 30, 2002, the Appointed Date specified in the Scheme of Amalgamation, with ICICI Bank recognized as the accounting acquirer.

      As we are the surviving legal entity in the amalgamation, the other subsidiaries and affiliates of ICICI have become our subsidiaries and affiliates. Consequently, the products and services offered by ICICI and its subsidiaries and affiliates are now offered by us. These include project and corporate finance and a wide range of retail credit products such as home loans, automobile loans and other consumer finance products and services, as well as a number of advisory, investment and other financial activities, venture capital, life insurance and non-life insurance.

      During fiscal 2003, we offered products and services in the areas of commercial banking to corporate and retail customers, both domestic and international, investment banking and other products like insurance.

      Our commercial banking operations for corporate customers include a range of products and services for India's leading corporations and growth-oriented middle market companies. Our products and services for corporate customers include loan products and fee and commission-based products and services. Our loan products consist of project finance, corporate finance and working capital loans, including cash credit facilities and bill discounting, and agricultural financing. Fee and commission-based products and services include documentary credits, standby letters of credit, project finance guarantees, cash management services, trust and retention accounts, cross-border trade services, payment services, custodial services and loan syndication. Most of these fee and commission-based products and services provide recurring fees from customers. We also take rupee or foreign currency deposits with fixed or floating interest bases from our corporate customers. Our deposit taking products include certificates of deposit, checking accounts and time deposits.

      Our commercial banking products and services for retail customers include both retail loans and retail liability products and services. We offer a wide rage of retail credit products including home loans, automobile loans, commercial vehicle loans, two wheeler loans, consumer durable loans, dealer financing, personal loans, credit cards, loans against time deposits and loans against shares. We also offer loans and fee-based services to small enterprises, which include suppliers and dealers of large corporations, and clusters of small enterprises that have a homogeneous profile. We take rupee and foreign currency deposits from customers in India as well as non-resident Indians. Our deposit products include checking accounts and time deposits, with specific products for customers in various segments, like student accounts, payroll accounts, accounts for small businesses and non-resident Indian accounts. We also offer retail bond products. Our other retail products and services include private banking, debit cards, fund transfer facilities and utility bill payment services. We also distribute third party investment products, including government of India Relief Bonds, mutual funds and life insurance policies issued by our joint venture, ICICI Prudential Life Insurance Company.

      Our investment banking business includes ICICI Bank's treasury operations. ICICI Bank's treasury operations include maintenance and management of regulatory reserves, proprietary trading in equity and fixed income, a range of products and services for corporate customers, such as forward contracts and interest rate and currency swaps, and foreign exchange products and services. Through its treasury operations, ICICI Bank manages its balance sheet including the maintenance of required regulatory reserves and seeks to optimize profits from its trading portfolio by taking advantage of market opportunities. There is no restriction on active management of ICICI Bank's regulatory portfolio through sales and purchases of securities. Our investment banking business also includes corporate advisory services, including advice on financing and strategic transactions, underwriting and placement of equity offerings and broking, and fixed income operations, including primary dealership in government securities and proprietary operations in various money market instruments, all of which are undertaken by ICICI Securities, our investment banking subsidiary. We also provide venture capital funding to start-up companies, as well as private equity to a range of companies, through funds managed by our subsidiary ICICI Venture Funds Management Company Limited.

      Our other businesses include life insurance and non-life insurance. ICICI Prudential Life Insurance Company, our joint venture with Prudential plc, offers a range of life insurance products to individuals in India. ICICI Lombard General Insurance Company, our joint venture with Lombard Canada Limited, offers property and other non-life insurance products to companies and individuals in India.

      We believe that the international markets present a major growth opportunity and have, therefore, expanded the range of our commercial banking products to international customers. Our strategy for growth in international markets is based on leveraging home country links for international expansion by capturing market share in select international markets. We have identified North America, the United Kingdom, the Middle-East and South-East Asia as the key regions for establishing our international presence. We established a wholly-owned subsidiary, ICICI Bank UK Limited, in the United Kingdom and received approval for undertaking banking business in the United Kingdom from the Financial Services Authority in August 2003. We also established a branch in Singapore in August 2003. We have a representative office in New York and have received regulatory approvals for setting up a subsidiary in Canada and representative offices in the United Arab Emirates and China.

      We offer our customers a choice of delivery channels including physical branches, ATMs, telephone banking call centers and the Internet. In recent years, we have expanded our physical delivery channels, including bank branches and ATMs, to cover a total of approximately 1,695 locations in 269 centers throughout India at year-end fiscal 2003.

      We have consistently used technology to differentiate our products and services from those of our competitors. For example, we were among the first banks in India to offer Internet banking. Our technology-driven products also include cash management services, mobile phone banking services and electronic commerce-based business-to-business and business-to-consumer banking solutions. To support our technology initiatives, we have set up online real time transaction processing systems. We remain focused on changes in customer needs and technological advances and seek to remain at the forefront of electronic banking in India.

      Our legal name is ICICI Bank Limited but we are known commercially as ICICI Bank. We were incorporated on January 5, 1994 under the laws of India as a limited liability corporation. The duration of ICICI Bank is unlimited. Our principal corporate office is located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, India, our telephone number is +91 22 2653 1414 and our web site address is www.icicibank.com. Our agent for service of process in the United States is CT Corporation System and their address is 111 Eighth Avenue, New York, New York, 10011.

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

      Effective March 10, 2001, ICICI Bank acquired Bank of Madura, an old private sector bank, in an all stock merger which was approved by ICICI Bank's shareholders at an extraordinary general meeting held on January 19, 2001. ICICI Bank issued two of its equity shares, par value Rs. 10 per share, for every equity share, par value Rs. 10 per share, of Bank of Madura. The market value of the shares issued by ICICI Bank was Rs 3.7 billion (US$ 78 million). The fair value of the net assets acquired by ICICI Bank was Rs. 1.3 billion (US$ 27 million) and the fair value of the liabilities assumed by ICICI Bank was Rs. 39.1 billion (US$ 822 million). This acquisition gave ICICI Bank a larger balance sheet and extensive geographic reach. This acquisition was accounted for under the purchase method of accounting. The assets acquired and liabilities assumed were recorded at estimated fair values as determined by ICICI Bank's management based on information then available and on assumptions made at that time as to future operations. ICICI's shareholding in ICICI Bank was reduced to approximately 55.6% after this merger.

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

      ICICI Bank offered products and services which largely complemented the products and services offered by ICICI and its other subsidiaries and affiliates. ICICI Bank sought to take advantage of the customer relationships of ICICI and its other subsidiaries and affiliates. These relationships were particularly effective in helping ICICI Bank gain access to the larger corporations, as ICICI Bank's balance sheet on a stand-alone basis would not have permitted it to take the large exposures that might be undertaken by ICICI given its large balance sheet capabilities. ICICI Bank also sought to benefit from ICICI's corporate relationships in growing its retail business. ICICI Bank sold retail products to the employees of the ICICI group's corporate customers, including offering corporate customers its payroll deposit scheme for their employees. ICICI's retail bondholders also presented ICICI Bank with an opportunity for cross selling a variety of products, including bank accounts, credit cards, depositary share accounts and, to a limited extent, retail loans.

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

      Conversion into a bank offered ICICI the ability to accept low-cost demand deposits and offer a wider range of products and services, and greater opportunities for earning non-fund based income in the form of banking fees and commissions. In view of the benefits of transformation into a bank and the Reserve Bank of India's pronouncements on universal banking, ICICI explored various corporate structuring alternatives for its transformation into a universal bank. ICICI also held discussions with the Reserve Bank of India on an appropriate transition path and compliance with regulatory requirements. ICICI Bank also considered various strategic alternatives, in the context of the emerging competitive scenario in the Indian banking industry, and the move towards universal banking. ICICI Bank identified a large capital base and size and scale of operations as key success factors in the Indian banking industry. The strategic alternatives examined by ICICI and ICICI Bank included an amalgamation of the two entities, in view of ICICI's significant shareholding in ICICI Bank, and the existing strong business synergies between the two entities. ICICI also considered the reorganization of its subsidiary companies.

      Following this strategizing on the various alternatives including an amalgamation of ICICI and ICICI Bank, the senior managements of ICICI and ICICI Bank commenced a program of in-depth confidential discussions on the various strategic alternatives in July 2001. These discussions were held on various dates during July-August 2001. Based on these discussions, the managements of ICICI and ICICI Bank formed the view that the amalgamation of ICICI with ICICI Bank would be the optimal strategic alternative for both entities, and would create the optimal legal structure for the ICICI group's universal banking strategy. The managements of ICICI and ICICI Bank accordingly decided to prepare, for submission to their respective boards of directors, a proposal for the amalgamation of ICICI, ICICI Capital Services and ICICI Personal Financial Services, with ICICI Bank. ICICI Capital Services was a wholly-owned subsidiary of ICICI, and was one of the largest distributors of financial and investment products in India. It also provided front-office services to the retail and semi-retail investors of ICICI, and undertook the management of the various ICICI centers, which were low-cost stand-alone offices acting as marketing and service centers, set up by ICICI. ICICI Personal Financial Services was also a wholly-owned subsidiary of ICICI, and was engaged in the distribution and servicing of various retail credit products and other services offered by ICICI and ICICI Bank.

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

      Shareholding of ICICI in ICICI Bank

      At year-end fiscal 2002, ICICI held 101,395,949 shares of ICICI Bank, representing 46.0% of the equity share capital of ICICI Bank. Pursuant to the provisions of the Scheme of Amalgamation, ICICI transferred all of the ICICI Bank shares held by it to the ICICI Bank Shares Trust with Western India Trustee & Executor Company Limited as the Trustee, to hold such ICICI Bank shares in trust exclusively for the benefit of ICICI and its successors. These shares constituted 16.5% of ICICI Bank's equity share capital. The Scheme of Amalgamation provided that the Trustees were to divest or otherwise dispose of the shares within 24 months of the amalgamation becoming effective and remit the proceeds of divestment to ICICI Bank. On September 26, 2002, these shares were sold by the Trust through the stock exchange, primarily to foreign strategic and institutional investors, at an average sale price of approximately Rs. 130 per equity share.

Shareholding Structure and Relationship with the Government of India

      We operate as an autonomous and commercial enterprise, making decisions and pursuing strategies that are designed to maximize shareholder value, and the Indian government has never directly held any of our shares. Reflecting the dominant role of the Indian government in the Indian economy and ICICI's status as a public financial institution named in the Indian Companies Act, ICICI's principal shareholders were government-controlled. They included the Life Insurance Corporation of India, the General Insurance Corporation of India, government-owned general insurance companies and the Unit Trust of India. Consequent to the amalgamation of ICICI with ICICI Bank, these government-controlled shareholders have received shares of ICICI Bank in exchange for their shareholding in ICICI. There is no shareholders' agreement or voting trust relating to the ownership of the shares held by the government-controlled shareholders. ICICI Bank is the surviving legal entity in the amalgamation. Accordingly, ICICI Bank is not a public financial institution. See "Supervision and Regulation - Public Financial Institution Status" for a discussion of ICICI's public financial institution status and the implications of the absence of such status for us.

      The following table sets forth, at August 29, 2003, certain information regarding the ownership of ICICI Bank's equity shares.

                                                                                            ------------------------------------
                                                                                            Percentage of
                                                                                             total equity
                                                                                                shares          Number of equity
                                                                                             outstanding           shares held
                                                                                            ------------------------------------

 Government-controlled shareholders:
    Life Insurance Corporation of India..................................................          7.99             48,977,875
    General Insurance Corporation of India and government-owned general insurance
     companies...........................................................................          7.02             43,022,254
    Unit Trust of India..................................................................          2.31             14,152,517
    Other government-controlled institutions, corporations and banks.....................          0.48              2,970,348
                                                                                            ----------------------------------
 Total government-controlled shareholders                                                         17.80            109,122,994
                                                                                            ----------------------------------

 Other Indian investors:
    Individual domestic investors (1) (2)................................................          8.69             53,256,192
    Bajaj Auto Limited ..................................................................          3.49             21,418,655
    Indian corporates and others (excluding Bajaj Auto Limited)..........................          1.56              9,543,612
    Mutual funds and banks (other than government-controlled banks)......................          1.81             11,144,173

                                                                                            ----------------------------------
 Total other Indian investors............................................................         15.55             95,362,632
                                                                                            ----------------------------------
 Total Indian investors..................................................................         33.35            204,485,626
                                                                                            ----------------------------------

 Foreign investors:
    Deutsche Bank Trust Company Americas, as depositary..................................         26.08            159,882,118
    Orcasia Limited......................................................................          7.54             46,231,626
    Government of Singapore..............................................................          5.72             35,062,343
    Foreign institutional investors, foreign banks, overseas corporate bodies and
       non-resident Indians (excluding Orcasia Limited and Government of Singapore)......         27.31            167,481,101
                                                                                            ----------------------------------
 Total foreign investors.................................................................         66.65            408,657,188
                                                                                            ----------------------------------
 Total  .................................................................................        100.00            613,142,814
                                                                                            ==================================

-------------
(1) Executive officers and directors as a group held less than 0.1% of the equity shares as of this date.

(2) No single shareholder in this group owned 5.0% or more of ICICI Bank's equity shares as of this date.

      The government of India has guaranteed certain of our domestic and multilateral borrowings. Under the terms of these loan and guarantee facilities provided by the government of India to us, the government of India is entitled to appoint and has appointed one representative to the board of ICICI Bank. ICICI had traditionally invited a representative each of the government-controlled insurance companies that are among our principal domestic institutional shareholders, General Insurance Corporation of India and Life Insurance Corporation of India, generally their respective Chairman, on its board. ICICI Bank had, effective May 3, 2002, appointed the then Chairman of General Insurance Corporation of India, Mr. D. Sengupta, to its board. He resigned from the board effective June 30, 2002, upon completion of his tenure as Chairman of General Insurance Corporation of India. Mr. P.C. Ghosh, the current Chairman of the General Insurance Corporation of India has been appointed as a Director effective January 31, 2003. We expect to appoint the Chairman of Life Insurance Corporation of India, to the board of ICICI Bank. See "Management--Directors and Executive Officers" for a discussion of the composition of ICICI Bank's board of directors.

      ICICI raised US$ 315 million through an offering of 32.14 million ADSs in September 1999. ICICI Bank raised US$ 175 million through an offering of 15.91 million ADSs in March 2000. Pursuant to the amalgamation of ICICI with ICICI Bank, holders of ADSs in ICICI were issued ADSs in ICICI Bank. Deutsche Bank Trust Company Americas holds the equity shares represented by 79.94 million ADSs outstanding as depositary on behalf of the holders of the ADSs. The ADSs are listed on the New York Stock Exchange. The depositary has the right to vote on the equity shares represented by the ADSs as directed by ICICI Bank's board of directors. Under the Indian Banking Regulation Act, no person holding shares in a banking company can exercise more than 10.0% of the total voting power. This means that Deutsche Bank Trust Company Americas (as depositary), which owned approximately 26.1% of ICICI Bank's equity shares as of August 29, 2003, could only vote 10.0% of ICICI Bank's equity shares in accordance with the directions of the board of directors. See "Overview of the Indian Financial Sector - Recent Structural Reforms - Proposed Amendments to the Banking Regulation Act". ICICI Bank does not have any agreement with its government-controlled shareholders regarding management control, voting rights, anti-dilution or any other matter. Except as stated above, no shareholder has differential voting rights.

      The holding of foreign investors increased to 66.7% as at August 29, 2003 from 48.8% for ICICI at year-end fiscal 2002, primarily due to the sale of 101,395,949 shares constituting 16.5% of ICICI Bank's equity share capital subsequent to the amalgamation, held by Western India Trustee & Executor Company Limited (ICICI Bank Shares Trust) to primarily foreign strategic and institutional investors in September 2002, at an average price of approximately Rs. 130 per share.

      The holding of government-controlled shareholders is 17.8% as at August 29, 2003 against 32.3% for ICICI at year-end fiscal 2002, primarily due to the issuance of one share in ICICI Bank for every two shares in ICICI pursuant to the amalgamation and the low shareholding (3.7%) of government-controlled shareholders in ICICI Bank prior to the amalgamation. The holding of Life Insurance Corporation of India is 8.0% as at August 29, 2003 against 12.3% for ICICI at year-end fiscal 2002 primarily due to the issuance of one share in ICICI Bank for every two shares in ICICI pursuant to the amalgamation. The holding of other Indian investors is 15.6% as at August 29, 2003, as against 18.9% for ICICI at year-end fiscal 2002.

Strategy

      Our objective is to enhance our position as a premier provider of banking and other financial services in India.

      The key elements of our business strategy are to:

      o   leverage on the synergies of the amalgamation of ICICI with ICICI
          Bank;

      o   focus on profitable, quality growth opportunities by:

      -   maintaining and enhancing our strong retail franchise;

      -   maintaining and enhancing our strong corporate franchise;

      -   building an international presence; and

      -   enhancing our strengths in the insurance business.

      o emphasize conservative risk management practices and enhance asset quality;

      o   use technology for competitive advantages; and

      o   attract and retain talented professionals.

      Leverage on the Synergies of the Amalgamation of ICICI with ICICI Bank

      As a result of the acquisition of Bank of Madura, we became and continue to be the largest private sector bank in India and as a result of the amalgamation, we became and continue to be the second largest among all banks in India, in terms of total assets. The amalgamation has increased our capital base and expanded the scope of our business operations. We aim to continue to leverage on our increased capital base, comprehensive suite of products and services, extensive corporate and retail customer relationships, technology-enabled distribution architecture, strong brand franchise and vast talent pool. We aim to continue to take advantage of the combination of ICICI's large capital base with ICICI Bank's strong deposit raising capabilities to develop and increase our market share in profitable business lines.

      Focus on Profitable, Quality Growth Opportunities by:

           Maintaining and Enhancing our Strong Retail Franchise

      We believe that the Indian retail financial services market is likely to continue to experience sustained growth. With upward migration of household income levels, increasing affordability of retail finance and acceptance of use of credit to finance purchases, retail credit has emerged as a rapidly growing opportunity for banks that have the necessary skills and infrastructure to succeed in this business. We have capitalized on the growing retail opportunity in India and believe that we have emerged, on an incremental basis, as a market leader in retail credit. The key dimensions of our retail strategy are innovative products, parity pricing, customer convenience, wide distribution, strong processes, prudent risk management and customer focus. Cross selling of the entire range of credit and investment products and banking services to our customers is a critical aspect of our retail strategy.

      Our retail credit products include home loans, automobile loans, commercial vehicle loans, two wheeler loans, consumer durable loans, dealer financing, personal loans, credit cards, loans against time deposits and loans against shares. Our retail loans increased significantly during fiscal 2003, as a result of our focus on retail products and services. Retail credit forms an integral part of our portfolio diversification strategy. We believe that we have emerged, on an incremental basis, to be among the market leaders in retail credit, based on publicly available data and our own market estimates. We will continue to build on our leadership position in retail credit.

      We have integrated our strategy with regard to small enterprises with our strategy for retail products and services. We are focusing on offering working capital loans and other banking products and services to suppliers or dealers of large corporations, and clusters of small enterprises that have a homogeneous profile.

      We have over the years achieved significant growth in our retail liability base. We offer a wide range of products and services to our retail liability customers, including deposits, debit cards, fund transfer facilities and utility bill payment services. We aim to continue to attract customers through innovative products such as "Salary Account", our direct deposit product that allows our corporate customers' employee salaries to be directly credited to special savings accounts.

      We earn fee income from our commercial banking services to retail customers, including retail loan processing fees, credit card and debit card fees, and retail transaction fees. Our ATM acquiring business also generates fee income when customers of other banks execute transactions at our ATMs. We have also entered the credit card acquiring business, in which we earn income on transactions executed at merchant point of sale terminals owned by us. We also offer our customers depositary share accounts and direct sales of third party mutual funds and government of India Relief Bonds, for which we earn fee income. Our Internet banking services include Money2India, an online remittance facility for non-resident Indians, which generates fee income. ICICI Web Trade Limited, an entity consolidated in our US GAAP financial statements, offers online share trading services to our retail customers.

      All of our retail products are marketed under the "ICICI Bank" brand. To enhance our brand equity, we undertake comprehensive brand building and advertising campaigns with advertisements in print and television. Studies undertaken periodically by independent market research agencies commissioned by us have shown that our brand is among the top two financial services brands in India.

           Maintaining and Enhancing our Strong Corporate Franchise

      Our commercial banking operations for corporate customers include a range of products and services for India's leading corporations and growth-oriented middle market companies. Our key commercial banking products and services to corporate customers include loan products and fee and commission-based products and services.

      Our corporate loan products consist principally of project and corporate finance and working capital finance. Our fee and commission-based products and services include documentary credits and standby letters of credit/ guarantees, forward contracts, interest and currency swaps, cash management services, escrow and trust and retention accounts, cross-border trade services, payment services, custodial services, investment banking advisory services, loan syndication and corporate risk management services. We have developed countrywide collection and payment mechanisms for rural and cooperative banks with limited geographic presence.

      In fiscal 2003, we have increased focus on technology-driven enhancement of delivery capabilities to offer improved service levels to clients. We have set up centralized processing facilities for back office operations where technology is leveraged to benefit from economies of scale arising out of large transaction volumes.

      In project finance, we focus on structuring and syndication of financing for large projects, by leveraging our expertise in project financing. In the manufacturing sector, our focus is on projects sponsored by entities that have proven ability to commit the required financial resources and implement projects successfully within planned time-frames.

      Our commercial banking services to corporate customers will continue to focus on leveraging our strong corporate relationships and increased capital base to increase our market share in non-fund based working capital products and fee-based services. Our corporate lending activities will continue to focus on structured finance, corporate finance and working capital lending to highly rated corporations. We will also focus on achieving directed lending obligations to the agricultural sector through carefully structured credit products. In project finance, we will continue to focus on structuring and syndication of financing for large projects by leveraging our expertise in project financing, and on actively managing our project finance portfolio to reduce portfolio concentration and to manage portfolio risk. We view ourselves not only as a provider of project finance but also as an arranger and facilitator, creating appropriate financing structures that may serve as financing and investment vehicles for a wider range of market participants. Our goal is to provide a comprehensive and integrated service to corporate treasurers through our solution managers. We aim to increase the cross selling of our products and services and maximize the value of our corporate relationships through the effective use of technology, speedy response times, quality service and the provision of products and services designed to meet specific customer needs. We will continue to actively manage our asset portfolio through securitization of assets as well as through acquisition of credit portfolios from other institutions and banks, to diversify the portfolio, reduce long-term balance sheet exposures and maximize risk- adjusted returns.

           Building an International Presence

      We believe that the international markets present a major growth opportunity and have therefore expanded the range of our commercial banking products in international markets. Our initial strategy for growth in international markets is based on leveraging home country links for international expansion by capturing market share in select international markets. The initial focus areas are supporting Indian companies in raising corporate and project finance for their investments abroad, trade finance, personal financial services for non-resident Indians and international alliances to support domestic businesses. ICICI Bank had over the last few years built a large network of correspondent relationships across all major countries. Most of these countries have significant trade and other relationships with India.

      We have identified North America, the United Kingdom, the Middle-East and South-East Asia as the key regions for establishing our international presence. We established a wholly-owned subsidiary, ICICI Bank UK Limited, in the United Kingdom and received approval for commencement of banking business from the Financial Services Authority in August 2003. We also established a branch in Singapore in August 2003. We have a representative office in New York and have received regulatory approvals for setting up a subsidiary in Canada and representative offices in the United Arab Emirates and China.

           Enhancing Our Strengths in the Insurance Business

      Following the deregulation of the insurance sector in India, private sector companies have been allowed to enter the insurance business. We have a joint venture partnership with Prudential plc of UK for the life insurance business. We have a 74.0% interest in this joint venture. This joint venture company, ICICI Prudential Life Insurance Company Limited, obtained the license to conduct life insurance business in November 2000 and commenced business operations in December 2000. ICICI Prudential Life Insurance sold about 244,000 policies in fiscal 2003. There is a Memorandum of Understanding between ICICI Bank and ICICI Prudential Life Insurance Company for distribution of life insurance policies issued by ICICI Prudential Life Insurance Company through ICICI Bank's branch network.

      In the non-life insurance sector, ICICI had entered into a joint venture partnership with Lombard Canada Limited in fiscal 2001. We have a 74.0% interest in this joint venture. The joint venture company, ICICI Lombard General Insurance Company Limited, obtained the license to conduct general insurance business in August 2001 and subsequently has commenced operations. In fiscal 2003, ICICI Lombard General Insurance Company had written 98,293 policies and achieved financial breakeven. ICICI Lombard General Insurance Company offers general insurance products to our corporate customers and seeks to capitalize on our corporate relationships.

      The key dimensions of our strategy for growth in the insurance business are innovative products, wide distribution network, prudent portfolio mix and sound risk management practices. In addition, we are focussed on leveraging on our corporate and retail customer base for cross selling insurance products.

      Emphasize Conservative Risk Management Practices and Enhance Asset Quality

      We believe that conservative risk management policies, processes and controls are critical for long-term sustainable competitive advantages in our business. ICICI Bank's Risk, Compliance and Audit Group is an independent, centralized group responsible for establishing and implementing company-wide risk management policies, with an increasing focus on enhancing asset quality. We continue to build on our credit risk management procedures, credit evaluation and rating methodology, credit risk pricing models, proprietary analytics and monitoring and control mechanisms. We expect to enter new product markets only after conducting detailed risk analysis and pilot testing programs.

      To reduce risk, we are in the process of diversifying our loan portfolio towards retail lending and shorter-term working capital, while continuing to focus on corporate lending to highly-rated corporate customers and structured finance. In addition, we seek to lower the credit risk profile of the project and corporate loan portfolio through the increased use of financing structures based on a security interest in the cash flows generated from the business of the borrower and increased collateral, including additional security in the form of liquid assets, such as investment securities and readily marketable real property. We are also trying to mitigate project risk through the allocation of risk to various project counterparties, such as construction contractors, operations and maintenance contractors and raw material and fuel suppliers, by entering into rigorous project contracts with those counterparties. We seek to control credit risk in the retail loan portfolio, the small enterprises loan portfolio and the agricultural financing portfolio through carefully designed approval criteria and credit controls and efficient collection and recovery systems. We have placed emphasis on recruiting experienced retail credit professionals to staff our retail credit approval function. We have also established standards and investigative verification procedures for selection of our marketing and processing agents. While our lending to the agricultural sector and small scale industries to comply with the priority sector lending norms of the Reserve Bank of India may result in higher credit risk, we are seeking to develop appropriate credit approval criteria and credit delivery structures to mitigate this risk.

      Management has placed great emphasis on asset quality and this focus has been institutionalized across the organization. We believe we are the market driver in India in achieving early settlements with troubled borrowers, thus maximizing our cash flows from these loans. Our Special Asset Management Group has the responsibility for managing large impaired loans and accounts under watch.

      Use Technology for Competitive Advantages

      We seek to be at the forefront of technology usage in the financial services sector. Information technology is a strategic tool for our business operations to gain competitive advantage and to improve overall productivity and efficiency of the organization. All of our technology initiatives are aimed at enhancing value, offering customer convenience and improved service while optimizing costs.

      We expect to continue with our policy of making investments in technology to achieve a significant competitive advantage. The key objectives behind our information technology strategy continue to be:

      o building a cost-efficient distribution network to accelerate the development of our retail franchise;

      o enhancing cross selling and client segmenting capability by using analytical tools and efficient data storage and retrieval systems;

      o   improving credit risk and market risk management; and

      o   improving product and client profitability analysis.

      Attract and Retain Talented Professionals

      We believe a key to our success will be our ability to continue to maintain and grow a pool of strong and experienced professionals. We have been successful in building a team of talented professionals with relevant experience, including experts in credit evaluation, risk management, retail consumer products, treasury, technology and marketing. Recruitment is a key management activity and we continue to attract graduates from the premier Indian business schools.

      Our management team is committed to enhancing shareholder value and all of our performance targets seek to meet this primary objective. We believe we have created the right balance of performance bonus, stock option and other economic incentives for our employees so that they will be challenged to develop business, achieve profitability targets and control risk. We intend to continuously re-engineer our management and organizational structure to allow us to respond effectively to changes in the business environment and enhance our overall profitability.

 Overview of ICICI Bank's Products and Services

       We offer products and services in the areas of commercial banking to corporate and retail customers, both domestic and international, investment banking and other products like insurance.

      Commercial Banking

      Commercial Banking Products and Services for Corporate Customers

           General

      We provide a range of commercial banking products and services to India's leading corporations and growth-oriented middle market companies. Our key commercial banking products and services to corporate customers include loan products and fee and commission-based products and services. Our loan products include project and corporate finance, working capital finance including cash credit facilities (a revolving floating rate asset-backed overdraft facility) and bill discounting (a type of receivables financing), and agricultural financing. Our fee and commission-based products and services include documentary credits, standby letters of credit, financial and performance guarantees, cash management services, trust and retention accounts, cross border trade services, payment services, securities processing services and loan syndication. Most of these fee and commission-based products and services provide recurring fees from customers. We also take rupee or foreign currency deposits with fixed or floating interest bases from our corporate customers. Our deposit taking products include certificates of deposit, checking accounts and time deposits. We deliver our commercial banking products and services to our corporate customers through a combination of physical branches, correspondent banking networks, telephone banking and the Internet.

           Corporate Loan Portfolio

      Our corporate loan portfolio primarily consists of term loans for project and corporate finance, and working capital credit facilities. For details on our loan portfolio, see "- Loan Portfolio".

                Project and Corporate Finance

      Our Manufacturing Projects Group and Infrastructure Projects Group offer project finance to the manufacturing sector and structured finance to the infrastructure sector respectively. Our project finance business consists principally of extending medium-term and long-term rupee loans to our clients although we do provide financing in foreign currencies. We also provide guarantees to foreign lenders and export credit agencies, on behalf of our clients, typically for large projects in the infrastructure sector.

      Our manufacturing sector financing includes project-based lending to companies in traditional manufacturing sectors, including iron, steel and metal products, textiles, machinery and capital goods, cement and paper. As a result of structural changes to the Indian economy, trade liberalization and the downturn in prices of several major market commodities, many of these industry segments have gone through a period of stress over the last few years. In view of the prevailing environment, there have been restricted opportunities for lending to new projects in the manufacturing sector.

      Project and corporate finance is provided generally through term loans that amortize over a period of typically between one and ten years. Our term credits include rupee loans, foreign currency loans, lease financing and subscription to preferred stock. These products also include marketable instruments such as fixed rate and floating rate debentures. In the case of rupee and foreign currency loans, and debentures, we generally have a security interest and first lien on the fixed assets of the borrower. The security interest typically includes property, plant and equipment and other tangible assets of the borrower. At year-end fiscal 2003, our gross project and corporate loans outstanding were Rs. 387.9 billion (US$ 8.2 billion), constituting 56.7% of our gross loan portfolio.

      We offer a variety of products that are designed to allow clients to effectively manage their balance sheets and cash flows, mitigate risks and enhance the credit rating of certain of their debt issuances. Term loans are also provided for financing acquisitions. Our structured products group focuses specifically on the application of securitization techniques to credit enhance our traditional lending products. We have played a leading role in the growth and development of the securitization market in India. The structured products group is also focusing on selling down of our loans to better manage portfolio concentrations and mismatches in the maturities of our assets and liabilities and to provide additional liquidity.

      We extend fund based loans as well as standby letters of credit facilities to corporates outside India which are joint ventures and/or wholly-owned subsidiaries of Indian corporates. At year-end fiscal 2003, our balance outstanding in respect of loans to corporates outside India was Rs. 536 million (US$ 11 million), representing approximately 0.1% of our total gross loan portfolio.

                Working Capital Finance

      Under working capital finance, we offer our customers cash credit facilities and bill discounting. At year-end fiscal 2003, our gross working capital loans, including working capital term loans, outstanding were Rs. 74.4 billion (US$ 1.6 billion), constituting 10.9% of our gross loan portfolio.

      Cash Credit Facilities: Cash credit facilities are the most common form of working capital financing in India. Cash credit facilities are given to borrowers to finance the cash flow gap arising out of the time difference between the purchase of raw materials and the realization of sale proceeds of the borrower's products. A cash credit facility is a revolving overdraft line of credit for meeting the working capital needs of companies and is generally backed by current assets like inventories and receivables. Under the cash credit facility, a line of credit is provided up to a pre-established amount based on the borrower's projected level of inventories, receivables and cash deficits. Up to this pre-established amount, disbursements are made based on the actual level of inventories and receivables. A portion of the cash credit facility can also be made in the form of a demand loan. A cash credit facility is typically given to companies in the manufacturing, trading and service sectors on a floating interest rate basis. Interest is earned on this facility on a monthly basis, based on the daily outstanding amounts. The facility is generally given for a period of up to 12 months, with a review after that period. Our cash credit facility is generally fully secured with full recourse to the borrower. In most cases, we have a first lien on the borrower's current assets, which normally are inventory and receivables. Additionally, in some cases, we may take further security of a first or second lien on fixed assets including real estate, a pledge of financial assets like marketable securities, corporate guarantees and personal guarantees.

      Cash credit facilities are extended to borrowers by a single bank, multiple banks or a consortium of banks with a lead bank. The nature of the arrangement is usually agreed between the bank(s) and the borrower and depends upon the amount of working capital financing required by the borrower, the risk profile of the borrower and the amount of loan exposure a single bank can take on the borrower. We are focused on highly rated large corporations and have participated in multiple bank and consortium arrangements. Regardless of the arrangement, we undertake our own due diligence and follow our credit risk policy to determine whether we should lend money to the borrower and, if so, the amount to be lent to the borrower and the rate of interest to be charged. For more details on our credit risk procedures, see "-- Risk Management -- Credit Risk".

      Bill Discounting: Bill discounting involves the financing of short-term trade receivables through negotiable instruments. These negotiable instruments can then be discounted with other banks if required, providing us with liquidity. In addition to traditional bill discounting, we also provide customized solutions to our corporate customers having large dealer networks. Loans are approved to dealers in the form of working capital lines of credit, based on analysis of dealer credit risk profiles.

      Corporate Loan Pricing

      We price our loans to corporate borrowers based on the following factors:

      o   our internal credit rating of the company;

      o   the maturity of the loan;

      o the nature of the banking or financing arrangement (either a single bank, multiple bank or consortium arrangement);

      o   the collateral available; and

      o   market conditions.

      For a description of our credit rating system, see "- Risk Management - Credit Risk".

      The Asset-Liability Management Committee of our board of directors fixes prime lending rates based on yield curve factors, such as interest rate and inflation rate expectations, as well as the market demand for loans of a certain term and our cost of funds. For corporate loans, we have three prime lending rates linked to the term of the loan and one prime lending rate for cash credit. Our prime lending rates effective since January 1, 2003 are as follows:

Term                                                         Prime lending rate
------------------------------------------------------       ------------------
      Up to one year..................................            10.5
      One to three years..............................            11.5
      Over three years................................            12.5
      Cash credit.....................................            12.5

      Under the earlier Reserve Bank of India regulations, loan exposures through corporate debt instruments and bill discounting were not subject to the prime lending rate regulations. Banks could lend at an interest rate below their prime lending rates when delivery was through these products. From fiscal 2002, the Reserve Bank of India further liberalized the interest rate regime by allowing banks the freedom to lend below their respective prime lending rates pursuant to their internally approved guidelines. See also "Supervision and Regulation - Regulations relating to Making Loans".


           Fee and Commission-Based Activities

      Our fee and commission-based products and services include documentary credits, standby letters of credit, cash management services, trust and retention accounts, payment services, securities processing services and loan syndication.

                Documentary Credits

      We provide documentary credit facilities to our working capital loan customers both for meeting their working capital needs as well as for capital equipment purchases. For working capital purposes, we issue documentary credits on behalf of our borrowers for the sourcing of their raw materials and stock inputs. Lines of credit for documentary credits and standby letters of credit are approved as part of a working capital loan package provided to a borrower. These facilities, like cash credit facilities, are generally given for a period up to 12 months, with review after that period. Typically, the line is drawn down on a revolving basis over the term of the facility, resulting in a fee payable to us at the time of each drawdown, based on the amount and term of the drawdown.

      We issue documentary credits on behalf of borrowers both for domestic and foreign purchases. Borrowers pay a fee to us based on the amount drawn down from the facility and the term of the facility. This facility is generally secured by the same collateral available for cash credit facilities. We may also take collateral in the form of cash deposits, in the range of 5.0% to 20.0% of the drawdown amount, from our borrowers before each drawdown of the facility.

      At year-end fiscal 2003, we had a portfolio of documentary credits of Rs.
43.2 billion (US$ 909 million).

                Guarantees

      We provide standby letter of credit facilities, called guarantees in India, which can be drawn down any number of times up to the committed amount of the facility. We issue guarantees on behalf of our borrowers in favor of corporations and government authorities. Guarantees are generally issued for the purpose of bid bonds, guaranteeing the performance of our borrowers under a contract as security for advance payments made to our borrowers by project authorities and for deferral of and exemption from the payment of import duties granted to our borrowers by the government against fulfillment of certain export obligations by our borrowers. The term of these guarantees is generally up to 36 months though in specific cases, the term could be higher. This facility is generally secured by collateral similar to that of documentary credits. In addition, as a part of our project financing activity, we issue guarantees to foreign lenders, export credit agencies and domestic lenders on behalf of our clients.

      At year-end fiscal 2003, our total guarantees outstanding were Rs. 106.5 billion (US$ 2.2 billion).

                Cash Management Services

      Under cash management services, we offer our corporate clients custom-made collection, payment and remittance services allowing them to reduce the time period between collections and remittances, thereby streamlining their cash flows. Our cash management products include physical check-based clearing in locations where settlement systems are not uniform, electronic clearing services, central pooling of country-wide collections, dividend and interest remittance services and Internet-based payment products. Our customers pay a fee to us for these services based on the volume of the transaction, the location of the check collection center and speed of delivery. This also results in low-cost funds being maintained for short durations in checking accounts of customers which we invest profitably.

      The total amount handled by us under cash management services was Rs. 2,079.7 billion (US$ 43.7 billion) for fiscal 2003. At year-end fiscal 2003, we had 598 cash management service customers.

                Escrow and Trust and Retention Accounts

      We offer escrow account and trust and retention account facilities to lenders in limited and non-recourse project finance transactions who typically require the setting up of escrow accounts and trust and retention accounts as part of the project financing structure, and our customers include power and telecommunications companies. This service enables us to capture the receivables of the project on behalf of the lenders and channel the cash flows in a pre-determined manner. We also offer escrow account facilities for securitization and merger and acquisition transactions. Our customers pay a negotiated fee to us for this product based on the complexity of the structure and the level of monitoring involved in the transaction.

      The cash flows managed by us under this product during fiscal 2003 were about Rs. 74.8 billion (US$ 1.6 billion).

                Payment Services

      We offer online electronic payment facilities through our commercial Internet banking platform to our corporate customers and their suppliers and dealers as a closed user group, where the entire group is required to maintain bank accounts with us. We use the Internet as the delivery platform for this business-to-business electronic commerce product, which we call "i-payments". Under this service, payments from our corporate customers to their suppliers and payments from the dealers to our corporate customers are made electronically. This service offers a high level of convenience since no physical instruments are required, all transactions are done online and the information may be viewed on the Internet. This product can be customized to meet the specific requirements of individual customers. We presently do not charge a fee for this service, as it results in large low-cost funds being maintained for short durations in checking accounts of customers, that we invest profitably.

      At year-end fiscal 2003, there were approximately 8,500 corporations and small enterprises (which also use our commercial Internet banking platform) on our commercial Internet banking platform for corporate customers. Some of these users are also using the platform for making payments/receiving collections from their channel partners.

           Securities Processing Services

      We have a significant market share as a custodian of overseas depositary banks for depositary receipt issues of Indian companies in the international markets. The total assets held in custody on behalf of our clients, mainly foreign institutional investors, offshore funds, overseas corporate bodies and depositary banks for GDR investors, increased to Rs. 300.1 billion (US$ 6.3 billion) at year-end fiscal 2003 from Rs. 247.7 billion (US$ 5.2 billion) at year-end fiscal 2002. In addition, we are registered as a depositary participant of National Securities Depository Limited and Central Depository Services (India) Limited, the only two securities depositaries operating in India, and provide electronic depositary facilities to investors including retail investors. To facilitate settlement services, we are a clearing member of clearing agencies of the leading stock exchanges.

           Loan Syndication

      We have developed significant syndication capabilities while structuring and arranging large project finance transactions. We seek to leverage these syndication capabilities to arrange project and corporate finance for our corporate clients and earn fee income, as well as to securitize loans originated by us. We have been granted a merchant banking license by the Securities and Exchange Board of India.

           Products for Other Banks

      Various cooperative banks and rural banks in India are limited to specific regions or states of India. These banks need relationships with banks present in most of the large cities in India to be able to service the needs of their customers for country-wide collection and payment. We offer customized products and solutions for cooperative banks. Although we do not charge a fee for these products, they result in amounts being maintained with us in non-interest-bearing current accounts that we can invest profitably.

           Corporate Deposits

      We take deposits from our corporate clients with terms ranging from 15 days (seven days in respect of deposits over Rs. 1.5 million (US$ 31,546) with effect from April 19, 2001) to seven years but predominantly from 15 days to one year. We routinely provide interest quotes for deposits in excess of Rs. 10 million (US$ 210,305) on a daily basis (uncommon in India), based on rates in the inter-bank term money market and other money market instruments such as treasury bills and commercial papers. The Reserve Bank of India regulates the term of deposits in India but not the interest rates with some minor exceptions. Banks are not permitted to pay interest for periods less than seven days. Also, pursuant to the current regulations, we are permitted to vary the interest rates on our corporate deposits based upon the size range of the deposit so long as the rates offered are the same for every customer of a deposit of a certain size range on a given day. Corporate deposits include funds taken by us from large public sector corporations, government organizations, other banks and private sector companies.

      We offer a variety of deposit products to our corporate customers. We take rupee or foreign currency denominated deposits with fixed or floating interest rates. Our deposit products for corporations include:

      o    current accounts-- non-interest-bearing demand deposits;

      o time deposits -- fixed term deposits that accrue interest at a fixed rate and may be withdrawn before maturity by paying penalties; and

      o    certificates of deposit -- a type of time deposit.

      Our corporate deposits totaled Rs. 242.8 billion (US$ 5.1 billion) at year-end fiscal 2003, constituting 49.4% of our total deposits and 20.6% of our total liabilities and stockholders' equity at year-end fiscal 2003. Of our total corporate deposits, current account deposits totaled Rs. 22.1 billion (US$ 465 million) constituting 9.1% of corporate deposits and term deposits totaled Rs. 220.7 billion (US$ 4.6 billion) constituting 90.9% of corporate deposits.

      The following table sets forth, at the date indicated, the maturity profile of our rupee term deposits (including deposits of banks) of Rs. 10 million (US$ 210,305) or more:

                                                                           At March 31,
                                                        ------------------------------------------
                                                                                        % of total
                                                                       2003              deposits
                                                        ------------------------------------------
                                                              (in millions, except percentages)
Less than three months............................      Rs.  65,986       US$ 1,388         13.4%
Above three months and less than six months.......           15,634             329          3.2
Above six months and less than twelve months......           70,222           1,477         14.3
More than twelve months...........................           13,578             286          2.8
                                                        -----------       ---------       ------
Total deposits of Rs. 10 million and more.........      Rs. 165,420       US$ 3,479         33.7%
                                                        ===========       =========       ======

      We market corporate deposits from branches and directly from our corporate office.

      We continue to be banker to the market offerings of select companies on account of raising of equity or debt, buy back of equity and equity takeovers. These companies are required to maintain the subscription funds with the bankers to the offering until the allotment of shares/buy back of shares and the refund of excess subscription is completed. This process generally takes about 15 to 30 days, resulting in short-term deposits with us. We act as banker to corporates for their dividend payout to their shareholders and interest payout to bondholders, which results in mobilizing interest-free, float balances to us. We believe that our relationships with corporate deposit customers significantly reduce the volatility in our corporate deposit base. We also offer inter-bank call rate-linked floating rate deposits.

      The growth in corporate deposits has been supplemented by the "anywhere banking service" offered by us, which allows multi-locational corporations in India to receive cash inflows and make payments in various cities by maintaining one central pooling account.

      We also provide liquidity management services to our corporate customers to enable them to invest their short-term cash surpluses in a variety of short-term treasury and deposit-based instruments, including treasury bills, commercial paper and certificates of deposit. These products allow our customers to earn income on their short-term cash surpluses since deposits for periods of less than 15 days (seven days in respect of deposits over Rs. 1.5 million (US$ 31, 548) with effect from April 19, 2001) are non-interest-bearing pursuant to the Reserve Bank of India regulations. We also facilitate the holding of foreign currency accounts. In addition to large public and private sector companies, our other target customers for these products are provident funds and high net worth individuals.

           Client Coverage

      In fiscal 2003, our principal corporate relationship groups were the Corporate Solutions Group, the Government and Institutional Solutions Group, the Emerging Corporates Group and the Agri-Business Group. The Corporate Solutions Group was responsible for relationships with large, highly rated corporates. The Government and Institutional Group was a dedicated group for public sector units, government departments and authorities and quasi governmental agencies like municipal corporations. The Emerging Corporates Group and the Agri-Business Group worked closely with the Corporate Solutions Group and the Government and Institutional Solutions Group to offer products and services to suppliers and dealers of our large corporate customers. The principal corporate product groups were the Product and Technology Group which was responsible for delivery of products and services, the Structured Products and Portfolio Management Group which was responsible for supporting the product groups by designing financing structures that satisfied customer requirements while adequately mitigating risk and Treasury which was responsible for designing and providing corporate treasury and risk management products and services. We had specialized groups for infrastructure project finance and manufacturing project finance (including oil, gas and petrochemicals and shipping). These groups focused on project appraisal and monitoring and worked closely with the other relationship and product groups to provide a wider range of products and services, in addition to project financing, to our project finance customers.

      In fiscal 2004, our principal corporate relationship groups have been reorganized as the Corporate Banking Group, the Government Banking Group and the Rural, Micro-banking and Agri-business Group. The Corporate Banking Group is responsible for managing relationships with large, highly rated corporates and public sector corporates. The Government Banking Group is a dedicated group created to leverage the business opportunities in central and state governments and local government bodies. The Rural, Micro-banking and Agri-business Group is responsible for all our rural and micro-banking and agri-business initiatives. The group is also responsible for relationships with regional rural banks, co-operative banks, co-operatives and all other entities with a primarily agricultural or rural focus. The Structured Products and Portfolio Management Group has been reorganized to include the corporate treasury and risk management products and services and to form the Structured Finance, Credit and Markets Group which is responsible for structuring customized financing solutions for our customers, who are increasingly seeking integrated financial solutions encompassing credit, investment advice, foreign exchange management and derivatives and risk management. The Small Enterprises Group has been integrated with our commercial banking operations for retail customers. Specialized groups for infrastructure project finance and manufacturing project finance (including oil, gas and petrochemicals and shipping) continue to exist.

      The relationship managers are supported by product specialists from the product groups who focus on product improvements and customization. The main focus of the relationship managers is to market our products. In addition to the above, they cross sell the products offered by our subsidiaries and affiliates.

      Commercial Banking Products and Services for Retail Customers

           General

      We believe that the Indian retail financial services market is likely to continue to experience sustained growth in the future. With upward migration of household income levels, increasing affordability of retail finance and acceptance of use of credit to finance purchases, retail credit has emerged as a rapidly growing opportunity for banks that have the necessary skills and infrastructure to succeed in this business. We have capitalized on the growing retail opportunity in India and believe that we have emerged as a market leader in retail credit on an incremental basis. The key dimensions of our retail strategy are innovative products, parity pricing, customer convenience, wide distribution, strong processes, prudent risk management and customer focus. Cross selling of the entire range of credit and investment products and banking services to our customers is a critical aspect of our retail strategy.

      We offer a wide variety of consumer credit products such as home loans, automobile loans, commercial vehicle loans, two wheeler loans, consumer durable loans, dealer financing, personal loans, credit cards, loans against time deposits and loans against shares. Our total retail loans were Rs. 188.3 billion (US$ 4.0 billion) or 27.5% of our total gross loans at year-end fiscal 2003. At year-end fiscal 2002, ICICI's total retail loans were Rs. 73.0 billion (US$ 1.5 billion) or 13.0% of ICICI's total gross loans, and ICICI Bank's total retail loans were Rs. 7.2 billion (US$ 150 million) or 9.4% of ICICI Bank's total gross loans.

      Our commercial banking operations for retail customers also consist of raising deposits from retail customers. In addition, we offer retail liability products in the form of a variety of unsecured redeemable bonds. Issuance of these bonds to the public was undertaken by ICICI and continued by us following the amalgamation. At year-end fiscal 2003, we had a customer base of 6.2 million bondholder accounts.

      ICICI Bank's affiliate Prudential ICICI Asset Management Company, a joint venture between Prudential Corporation plc of the United Kingdom and ICICI Bank, offers a variety of mutual fund products. ICICI Bank's subsidiary ICICI Home Finance Company Limited also provides housing loans.

      All of our retail products are marketed under the "ICICI Bank" brand. To enhance our brand equity, we undertake comprehensive brand building and advertising campaigns with advertisements in print and television. Studies undertaken periodically by independent market research agencies commissioned by us have shown that our brand is among the top two financial services brands in India.

           Retail Lending Activities

      We offer a range of retail asset products, including home loans, automobile loans, commercial vehicle loans, two wheeler loans, consumer durable loans, dealer financing, personal loans, credit cards, loans against time deposits and loans against shares.. We also fund dealers who sell automobiles, two wheelers, consumer durables and commercial vehicles. We also provide loans against time deposits and loans against shares, including for subscriptions to initial public offerings of Indian companies.

                Home Finance

      Our home finance business involves giving long-term secured housing loans to individuals and corporations and construction finance to builders. ICICI Bank provides housing loans directly and also through its wholly-owned subsidiary called ICICI Home Finance Company, which serves as the focal point for marketing, distribution and servicing of ICICI Bank's home loan products. Currently, these loans are being given to resident and non-resident Indians for the purchase, construction and extension of residential premises and to self-employed professionals for office premises. At year-end fiscal 2003, the total home finance loans of ICICI Bank and ICICI Home Finance Company including loans to corporations and construction finance to builders were approximately Rs. 103.3 billion (US$ 2.2 billion).

                Automobile Finance

      Automobile finance generally involves the provision of retail consumer credit for an average maturity of three to five years to acquire specified new and used automobiles. Automobile loans are secured by a lien on the purchased automobile. We believe we are the market leaders in the automobile finance segment. We have "preferred financier" status with 11 car manufacturers in India. We have a strong external distribution network and a strong in-house team to manage the distribution network which has been instrumental in achieving this leadership position. At year-end fiscal 2003, our total automobile finance loans were approximately Rs. 44.7 billion (US$ 939 million). We also give loans for the purchase of two wheelers. At year-end fiscal 2003, our total two wheeler finance loans were approximately Rs. 5.7 billion (US$ 120 million).

                Commercial Business

      We fund commercial vehicles, utility vehicles and construction and farm equipment sold through manufacturer-authorized dealers. The finance is generally for a maximum term of five to seven years through loans, hire purchase agreements or a lease. At year-end fiscal 2003, our total commercial business loans were approximately Rs. 24.6 billion (US$ 518 million).

                Personal Loans

      Personal loans are unsecured loans provided to customers for various purposes such as higher education, medical expenses, social events and holidays. At year-end fiscal 2003, our total personal loans were approximately Rs. 8.0 billion (US$ 169 million).

                Consumer Durable Finance

      Our consumer durable finance business involves the financing of home products, such as refrigerators, televisions, washing machines, air conditioners and audio equipment. At year-end fiscal 2003, our total consumer durable finance loans were approximately Rs. 3.5 billion (US$ 73 million).

                Credit Cards

      In January 2000, ICICI Bank launched its credit card operations. As the Indian economy develops, we expect that the retail market will seek short-term credit for personal uses, and our offering of credit cards will facilitate further extension of our retail credit business. We also expect that as credit usage increases, we will be able to leverage our customer relationships to cross sell additional retail and consumer-oriented products and services. At year-end fiscal 2003, we had approximately 1.1 million credit cards in force and our credit card receivables were approximately Rs. 5.5 billion (US$ 115 million).

                Dealer Funding

      We fund dealers who sell automobiles, two wheelers, consumer durables and commercial vehicles. These loans are generally given for a short term. At year-end fiscal 2003, our total dealer funding loans were approximately Rs. 3.7 billion (US$ 78 million). In May 2003, we acquired the entire paid-up capital of Transamerica Apple Distribution Finance Private Limited, which has now been renamed ICICI Distribution Finance Private Limited. ICICI Distribution Finance is primarily engaged in providing distribution financing in the two-wheeler segment. The acquisition is expected to supplement our retail franchise, especially in the two-wheeler segment.

                Lending to Small Enterprises

      We are seeking to extend our reach to the growing small enterprises sector without the accompanying high credit risks which are normally associated with advances to small enterprises, through our Small Enterprises Group. This group focuses on supply chain financing, including the financing of selected suppliers of our existing corporate clients. Typically, the financing is in the form of short-term revolving facilities with overdraft or bill discounting limits and is extended only to carefully pre-selected suppliers and dealers to be used only for genuine transactions with our corporate clients. The group is also involved in financing based on a cluster or community based approach, that is, financing of small enterprises that have a homogeneous profile such as apparel manufacturers and manufacturers of pharmaceuticals.

           Retail Deposits

      Our retail deposit products include the following:

      o   time deposits including:

          - recurring deposits, which are periodic deposits of a fixed amount over a fixed term that accrue interest at a fixed rate and may be withdrawn before maturity by paying penalties; and

          -    certificates of deposit;

      o savings accounts, which are demand deposits that accrue interest at a fixed rate set by the Reserve Bank of India (currently 3.5% per annum) and upon which checks can be drawn; and

      o   current accounts, which are non-interest-bearing demand deposits.

      In addition to deposits from Indian residents, we accept time and savings deposits from non-resident Indians, foreign nationals of Indian origin and foreign nationals working in India. These deposits are accepted on a repatriable and a non-repatriable basis and are maintained in rupees and select foreign currencies. See also "-Products and Services for International Customers".

      Our total retail deposits were Rs. 248.4 billion (US$ 5.2 billion) or 50.6% of our total deposits at year-end fiscal 2003. Prior to its amalgamation with ICICI Bank, ICICI was not permitted to raise banking deposits as it was not a banking entity. We intend to continue to grow our retail deposits for funding purposes since retail deposits provide a stable and low cost funding base. At year-end fiscal 2003, we had a retail deposit customer base of approximately 4.7 million.

      The following table sets forth the balance outstanding by type of retail deposit, as at March 31, 2003.

                                               At March 31, 2003
                                 -----------------------------------------
                                            Balance
                                          outstanding           % of total
                                 --------------------------     ----------
                                     (in millions, except percentages)
Current accounts...............  Rs.  13,180     US$    277         5.3%
Savings accounts...............       37,930            798        15.3%
Time deposits..................      197,330          4,150        79.4%
                                 -----------     ----------       -----
Total retail deposits..........  Rs. 248,440     US$  5,225       100.0%
                                 ===========     ==========       =====

      The corresponding figures for fiscal 2002 have not been provided because prior to its amalgamation with ICICI Bank, ICICI was not permitted to raise banking deposits, as it was not a banking entity.

      For a description of the Reserve Bank of India's regulations applicable to deposits in India and required deposit insurance, see "Supervision and Regulation -- Regulations Relating to Deposits" and "Supervision and Regulation -- Deposit Insurance".

      In addition to our conventional deposit products, we offer a variety of special value-added products and services which seek to maximize returns as well as convenience for our customers. Following a strategy focused on customer profiles and product segmentation, we offer differentiated liability products to various categories of customers depending on their age group, such as Young Star Accounts for children below the age of 18 years, Student Banking Services for students, Salary Accounts for salaried employees and Senior Citizens Account for individuals above the age of 60 years. We have also micro-segmented various categories of customers to offer targeted products, like Private Banking for high net worth individuals, Defence Banking Services for defence personnel, Special Savings Accounts for trusts and Roaming Current Account for businessmen. This segmentation strategy has contributed significantly to the rapid growth in our deposit base in fiscal 2003.

                Salary Accounts

      In September 1996, ICICI Bank introduced "Power Pay", a direct deposit product for its corporate customers, to help them streamline their salary payment systems for their employees. This product allows the employees' salaries to be directly credited to a special individual savings account established for this purpose. Renamed as "Salary Account" in 2002, this product provides us with a competitive advantage as these new payroll account holders often open other accounts with us, including time deposits. We also seek to market our retail credit products to our salary account holders. We aim to deliver value to corporates and their employees by offering end-to-end financial solutions from salary processing through strategic alliances, offering payment services through checks, debit and credit cards as well as online bill payment and in-house as well as third party investment vehicles. By year-end fiscal 2003, over 15,000 corporate clients were using Salary Accounts.

                Value Added Savings Account

      Our value added savings account is a savings account product that offers the customer liquidity as well as higher returns than an ordinary savings account. This product provides automatic transfer of idle balances, above a certain minimum amount, from savings accounts to time deposits, resulting in higher yields. Whenever there is a shortfall in the customer's savings account, deposits are automatically transferred back from the time deposit account, in units of Rs. 1,000 (US$ 21) to meet the shortfall.

                Private Banking

      Our private banking services seek to meet the entire banking and financial advisory needs of customers with a high net worth. At present, we offer this preferred banking product to clients with a banking relationship size in excess of Rs. 500,000 (US$ 10,515). We offer private banking services at 338 branches in over 200 centers. Private banking services offer competitive pricing on certain asset products, preferential rates for select liability products and services, special complimentary offers and value-linked benefits, along with personalized service. In addition, our private banking services offer financial planning and investment advisory services to assist our customers in their investment and savings plans. The services offered include assistance in risk profiling and regular monitoring and performance review of the client's investment and savings portfolio.

                Web Brokering

      ICICI Web Trade Limited, a company promoted by ICICI, provides web brokering services. This service involves the online integration of a customer's depositary share accounts and bank accounts with us and securities brokerage accounts with ICICI Web Trade. This service has assisted us in our efforts to acquire new customers and low-cost savings deposits, as each e-brokering customer is required to open a bank account.

                Portfolio Investment Scheme

      We are one of the banks designated by the Reserve Bank of India for issuing approvals to non-resident Indians and overseas corporate bodies to trade in shares and convertible debentures on the Indian stock exchanges. Pursuant to this scheme of the Reserve Bank of India, these investors can trade on the Indian stock exchanges within a prescribed limit by obtaining an approval from a designated bank and by routing all the transactions through that bank. As a designated bank, we report all such transactions to the Reserve Bank of India. We also help these investors with regulatory compliance, such as ensuring delivery based trading and limit monitoring and providing tax calculations.

                Debit Cards

      We offer an international debit card, branded as ICICINCash, in association with VISA International on its popular VISA Electron signature-based platform. This provides a greater choice of payment solutions to customers. It provides customers a safer and more convenient alternative to carrying cash both locally and internationally. The ICICINCash debit card enables direct deductions of the purchase amount from the customer's account from any VISA-enabled merchant establishment and ATM around the world. Our debit card base has increased to over 3.4 million cards at year-end fiscal 2003.

                Bond Issues

      We offer a variety of unsecured redeemable bonds to the Indian public. These bonds, which are not insured by any Indian authority, are designed to address various investor needs, such as the need for regular income, liquidity and tax saving. During fiscal 2003, we raised Rs. 23.42 billion (US$ 493 million) through these bond issuances. We had about 6.2 million bondholder accounts at year-end fiscal 2003. We seek to continue to offer similar bonds to the public, though deposits are and will be our primary source of funding.

                Internet banking services

      We offer Internet banking services to our retail customers through our website www.icicibank.com. We believe that the increasing number of Internet users, the demographic characteristics of those users and the relative flexibility and convenience of Internet banking provide an opportunity for us to capitalize on our experience in this area and gain market share in retail finance. The services we currently offer to our Internet banking customers include access to online account information, placement of time deposits, secure e-mail facility for communications with an accounts manager, bill payments using credit cards issued by us or by debit to savings account, and transfer of funds to any other account with us or to accounts in any branch of any bank, in eight cities through eCheques, the inter-bank fund transfer facility. The number of our Internet banking accounts was approximately 3.3 million at year-end fiscal 2003.

                Online Bill Payment

      We have tie-ups with leading telecommunication companies, utility providers, insurance companies and Internet shopping portals for online payment of bills by our Internet banking customers. Currently, we have tied up with over 45 service providers (for utility bill payments) and 85 online shopping portals. We currently offer this service free to our customers with the intention of building a base of users. This service is based on cost sharing arrangements with most of these companies, where we either charge the company a fixed fee per bill or the company maintains a balance with us before the funds are used by the company, resulting in short-term low cost deposits with us.

           Other Fee-Based Products and Services

                Mutual Fund Sales

      We have entered into arrangements with select mutual funds to distribute their products through our distribution network, for which we earn up-front and trailing commissions. We believe that by the end of fiscal 2003, we were one of the largest market players in this segment.

                Depository Share Accounts

      The Securities and Exchange Board of India has made it mandatory for the 10 largest stock exchanges of the country to settle securities transactions in a dematerialized mode. We are a depository participant of the National Securities Depository Limited and Central Depository Services (India) Limited and offer depository share accounts.

                Government of India Relief Bond Sales

      We have been permitted by the Reserve Bank of India to sell government of India Relief Bonds. This includes the receipt of applications for Relief Bonds, the issue of Relief Bonds in the form of bond ledger accounts and the servicing of bondholders. Relief Bonds are sold across all of our branches. We seek to capitalize on this opportunity by effectively distributing Relief Bonds through our distribution network and earning fee income in the process. We believe that by the end of fiscal 2003, we were one of the largest market players in this segment.

      Commercial Banking Products and Services for International Customers

      Our strategy in international commercial banking is based on leveraging home country links for international expansion by capturing market share in select international markets. The initial focus areas are supporting Indian companies in raising corporate and project finance for their investments abroad, trade finance, personal financial services for non-resident Indians and international alliances to support domestic businesses. We had over the last few years built a large network of correspondent relationships with international banks across all major countries. Most of these countries have significant trade and other relationships with India.

      Many international commercial banking products such as trade finance and letters of credit are variants of their respective commercial banking counterparts. Some of the key products and services that are unique to our international customers are described below.

                TradeWay

      "TradeWay" is an Internet-based documentary collection product which provides correspondent banks access to real-time on-line information on the status of their export bills collections routed through us. The main features of the product are the availability of online status enquiry for documentary collections, availability of tracking and tracing functions for bills routed through us and the presence of a single point contact for India bound documentary collections.

                Guarantee re-issuance

      We re-issue guarantees favoring corporations and government departments in India against counter guarantees issued by correspondent banks. This service is provided subject to pre-arrangement. We offer competitive pricing for our guarantee re-issuance facility. We can issue bid bond guarantees, performance guarantees and financial guarantees including payment guarantees. Our guarantees have wide acceptance across Indian corporates and government departments.

                Offshore Banking Deposits

      We offer deposit products through our Offshore Banking Unit in the Special Economic Zone at Mumbai. These deposits were launched in August 2003. These deposits are offered only in US dollars for a tenure of between 3 months to 6 years. The minimum deposit size is US$ 5,000.

                Foreign Currency Non-Resident Deposits

      Foreign Currency Non-Resident deposits are simple foreign currency deposits offered in four main currencies - US Dollar, Pound Sterling, Euro and Japanese Yen. The interest earned on these deposits is not taxed in India and both the principal amount and interest earned can be fully repatriated out of India. These foreign currency deposits are subject to minimum deposit values of US$ 1,000, GBP 1,000, Euro 1,000 and Yen 200,000 respectively.

                Non-Resident External Fixed Deposits

      These deposits are maintained in Indian rupees and the minimum investment amount is Rs. 25,000 (US$ 526). Interest earned in India on these deposits is not taxable in India. Both the interest earned and principal amounts are fully repatriable out of India. Loans against these deposits are generally available for up to 90.0% of the deposit amount.

                Non-Resident External Savings Account

      Non-Resident External Savings Accounts are maintained in Indian Rupees and the minimum average balance required to be maintained is Rs. 10,000 (US$
210) for the quarter. An International ATM and debit card is offered together with the account and funds can be accessed from ATMs across the world. Funds can be transferred to this account free of cost, through the online remittance channel Money2India.

                Non-Resident Ordinary Savings Accounts and Non-Resident Ordinary Fixed Deposits

      These products are primarily intended for non-residents who earn income in India. The interest rates offered and other product features are similar to the rates offered on domestic deposits. Principal is not repatriable except in certain cases while the interest is repatriable net of taxes payable in India.

                Money2India Remittance Facility

      For easy transfer of funds to India, we offer Money2India, a wire transfer remittance facility with a web interface. Non-resident Indians can send money to over 670 locations in India.

      Delivery Channels

      We deliver our products and services through a variety of distribution outlets, ranging from traditional bank branches to ATMs, call centers and the Internet. We believe that India's vast geography necessitates a variety of distribution channels to best serve our customers' needs. As part of our strategy to migrate customers to lower cost electronic delivery channels, we have made significant investments in channels such as ATMs, call centers and the Internet. Our channel migration effort is aimed at reducing cost while enhancing customer satisfaction levels by providing them round-the-clock transaction and servicing facilities. We believe that currently, more than 70.0% of our retail customer induced banking transactions take place through non-branch channels. The key components of our distribution network are described below.

                Branches

      At year-end fiscal 2003, we had a network of 394 branches and 52 extension counters in 269 centers across several Indian states, an increase of 35 branches and 8 extension counters over the previous year. Extension counters are small offices primarily within office buildings or on factory premises that provide commercial banking services. Prior to opening a branch, we conduct a detailed study in which we assess the deposit potential of the area. Our branch locations are largely leased rather than owned. Our back office operations are centralized at regional processing centers, enabling us to create a more efficient branch network.

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

                                                At March 31, 2003
                                        --------------------------------
                                        Number of branches    % of total
                                        ------------------  ------------
       Metropolitan/urban.............                 219           56%
       Semi-urban/rural ..............                 175           44%
                                        ------------------  ------------
       Total .........................                 394        100.0%
                                        ------------------  ------------

      Prior to the amalgamation, ICICI had set up a number of "ICICI Centers", which were low-cost, technology driven, stand-alone offices with three or more employees, acting as marketing and service centers. At year-end fiscal 2002, ICICI had 95 ICICI Centers. Pursuant to the amalgamation, we submitted a proposal to the Reserve Bank of India in respect of these centers, proposing conversion of 25 of these centers into bank branches, conversion of 26 centers into distribution and servicing centers attached to existing bank branches, and closure of the remaining 44 centers. During fiscal 2003, the Reserve Bank of India approved our proposal. By year-end fiscal 2003, 25 centers had been converted into bank branches in accordance with this plan. The programme for conversion of the 26 centers into distribution and servicing centers attached to adjacent bank branches is being implemented in phases. The remaining 44 centers are being closed in phases.

      Our corporate relationship groups are principally based at Mumbai, New Delhi, Chennai, Kolkata, Bangalore, Hyderabad, Ahmedabad, Pune, Vadodara, Coimbatore, Ludhiana, Chandigarh, Jaipur and Kochi. Our commercial banking services to corporate customers are delivered through our network of branches.

                Franchisee Network

      We have a vast franchisee network spread over all major cities in India. The franchisees deliver our retail credit products. These agencies help us achieve deeper penetration by offering door-step service to the customer. These agencies market our products on an exclusive basis. All credit and risk management decisions pertaining to any customer are made by us and no agency can extend credit to any customer without our approval. These agencies receive a fee based on the volume of business generated by them.

                Automated Teller Machines (ATMs)

      At year-end fiscal 2003, we had 1,675 ATMs, of which 424 were located at our branches and extension counters. The remaining 1,251 were located at the offices of select corporate clients, large residential developments, airports, gas stations and on major roads in metropolitan cities. Apart from cards issued to our own customers, our ATMs also process Visa, Visa Electron, Master, Cirrus and Maestro card transactions.

      In view of the diversity of regional languages used in various parts of India, our ATMs offer multilingual screens. Other facilities offered through ATMs include bill payment services and a facility for recharging prepaid cards for mobile phones. We have also pioneered the concept of mobile ATMs in India, to reach remotely located customers. This service deploys ATMs mounted on mobile vans to visit specific areas at a pre-designated time.

                Internet

      We believe that Internet access and information is key to satisfying the needs of certain customer segments. As a result, we maintain a website at www.icicibank.com, offering generalized information on our products and services. Our Internet banking service allows customers to access all account-related information and give account instructions 24 hours a day, seven days a week through our website. Customers can also electronically transfer funds from our account to any other account with us or to accounts in any branch of any bank, in eight cities through eCheques, the inter-bank fund transfer facility. The Internet banking service also allows transactions and bill payment facilities. We seek to continue to be at the forefront of providing web-based products to our retail customers.

      We provide Internet banking services to our corporate clients through ICICI e-business, a finance portal which is the single point web-based interface for all our corporate clients. This platform allows clients to conduct banking business online in a secure environment. Clients can view accounts online, transfer funds between their own accounts or to other accounts, among other services. We are the only Indian private sector bank offering foreign exchange trading through the Internet through FXOnline, a secure and user-friendly platform that makes it easy for clients to get live prices for their deals and transact from virtually anywhere in the world. FxOnline provides automated quotes for spots and forwards, with transparent prices in all transactions. The Debt Online channel allows companies to transact in government of India securities in a seamless manner. This is achieved through straight through processing using a constituent subsidiary ledger account. The client can view real time quotes offered by us and ICICI Securities. The client can use the chat facility to negotiate the deal over the

Internet. We ensure credit of interest and redemption payments from the Reserve Bank of India to the client's bank account. The client can monitor transactions and the portfolio at any given time.

                Call Centers

      We provide telephone banking services through our call center. The call center functions 24 hours a day, seven days a week, and offers a self-service option to customers for automated phone banking. In addition, well-trained customer service officers offer personalized services for banking, dematerialized securities, online share trading customers, credit card holders, bondholders and loan product customers. The call center is also used in product specific marketing campaigns to generate leads, which are assigned to the franchisees for fulfillment. At year-end fiscal 2003, our call center had 1,750 workstations across two locations. During fiscal 2003, the number of contacts handled by our call centers was approximately 21.1 million.

                Mobile Phone Banking

      Our mobile phone banking services are available to our customers using any cellular telephone service operator in India. Savings account and credit card customers can view their account details on their mobile phones. Savings account customers can also request a checkbook or account statement, and obtain a list of all the major transactions in their account through Short Messaging Service (SMS).

                Correspondent Banking Networks

      We have correspondent banking relationships with other banks in India with large physical branch networks to offer a broader coverage for our funds transfers and remittance related products. As a result of our correspondent banking associations, we provide remittance and cash management services at over 3,600 locations in India.

Investment Banking

      Our investment banking operations principally consist of our treasury operations and the operations of ICICI Securities, our subsidiary.

      Treasury

      Through our treasury operations, we seek to manage our balance sheet including the maintenance of required regulatory reserves and to optimize profits from our trading portfolio by taking advantage of market opportunities. Our trading and securities portfolio includes our regulatory portfolio, as there is no restriction on active management of our regulatory portfolio. Our treasury operations include a range of products and services for corporate customers, such as forward contracts and interest rate and currency swaps, and foreign exchange products and services.

      General

      Under the Reserve Bank of India's statutory liquidity ratio requirement, we are required to maintain 25.0% of our total demand and time liabilities by way of approved securities, such as government of India securities and state government securities. We maintain the statutory liquidity ratio through a portfolio of government of India securities that we actively manage to optimize the yield and benefit from price movements. Under the Reserve Bank of India's cash reserve ratio requirements, we are required to maintain 4.5% of our demand and time liabilities in a current account with the Reserve Bank of India. The Reserve Bank of India pays no interest on these cash reserves up to 3.0% of the net demand and time liabilities and pays interest at the bank rate (the rate at which the Reserve Bank of India provides refinance to the banking system, currently 6.0%) on the remaining eligible balance.

      For further discussion of these regulatory reserves, see "Supervision and Regulation -- Legal Reserve Requirements".

      Our treasury undertakes liquidity management by seeking to maintain an optimum level of liquidity and complying with the cash reserve ratio. The objective is to ensure the smooth functioning of all our branches and at the same time avoid the holding of excessive cash. Our treasury maintains a balance between interest-earning liquid assets and cash to optimize earnings. The treasury undertakes reserve management by maintaining statutory reserves, including the cash reserve ratio and the statutory liquidity ratio.

      Due to these regulatory reserve requirements, a substantial portion of our trading and securities portfolio consists of government of India securities. At year-end fiscal 2003, government of India securities constituted 67.3% of our trading portfolio and 84.6% of our total trading and securities portfolio, while the remainder included corporate debt securities, equity securities and derivative and foreign exchange contracts.

       Our treasury engages in domestic and foreign exchange operations from a centralized trading floor in Mumbai. As part of our treasury activities, we also maintain proprietary trading portfolios in domestic debt and equity securities and in foreign currency assets. We have a limited equity portfolio because the Reserve Bank of India restricts investments by a bank in equity securities to 5.0% of its total outstanding domestic loan portfolio as at March 31 of the previous year. A significant portion of ICICI's investments in equity securities were related to projects financed by it. The Reserve Bank of India has permitted us to exclude these investments for determining compliance with the restriction on investments by banks in equity securities, for a period of five years from the amalgamation.

      Our treasury manages our foreign currency exposures, offers foreign exchange and risk hedging derivative products to our customers and engages in proprietary trading of currencies. Our investment and market risk policies are approved by the Risk Committee and Asset-Liability Management Committee of our board of directors.

      Our securities are classified into held to maturity securities, available for sale securities, trading securities, venture capital investments and non-readily marketable securities. The following table sets forth, at the dates indicated, certain information related to our trading portfolio.

                                                                 At March 31,
                                         --------------------------------------------------------
                                               2001             2002           2003          2003
                                         ---------------------------     ------------------------
                                                                (in millions)
Government of India securities........   Rs.  8,889       Rs. 15,602     Rs. 26,658      US$  561
Securities purchased under
  agreements to resell................            -           21,399          5,399           114
Corporate debt securities.............        7,289            4,627          6,704           141
Equity securities.....................        2,677              742            187             4
Fair value of derivative and foreign
   exchange contracts.................           23                6            686            14
                                         ----------       ----------     ----------      --------
Total.................................   Rs. 18,878       Rs. 42,376     Rs. 39,634      US$  834
                                         ==========       ==========     ==========      ========

      The following table sets forth, for the periods indicated, certain information related to interest and dividends on our trading securities, net gain from the sale of these securities and unrealized gain/(loss) on these securities.

                                                             Year ended March 31,
                                         --------------------------------------------------------
                                               2001             2002            2003         2003
                                         ---------------------------     ------------------------
                                                                (in millions)
Interest and dividends.................  Rs.  2,837       Rs.  1,715     Rs.   2,754     US$   58
Gain on sale of trading securities.....         469            2,948           2,356           50
Unrealized gain/(loss) on trading
     securities........................         378             (506)            719           15
                                         ----------       ----------     ----------      --------
Total..................................  Rs.  3,684       Rs.  4,157     Rs.   5,829     US$  123
                                         ==========       ==========     ==========      ========

      In addition to trading securities, we also hold available for sale securities. The following tables set forth, at the dates indicated, certain information related to our available for sale securities portfolio.

                                                                   At March 31,
                                         --------------------------------------------------------
                                                                    2001
                                         --------------------------------------------------------
                                                             Gross         Gross
                                         Amortized        unrealized     unrealized
                                           cost              gain           loss       Fair value
                                         ----------       ----------     ----------    ----------
                                                              (in millions)
Available for sale:
Government of India  securities........  Rs.      -       Rs.      -     Rs.      -    Rs.      -
Corporate debt securities..............         245                -              -           245
Equity securities......................      11,821              482         (6,110)        6,193
                                         ----------       ----------     ----------    ----------
Total available for sale...............      12,066              482         (6,110)        6,438
                                         ----------       ----------     ----------    ----------
Held to maturity:
Government of India  securities........       1,088               58              -         1,146
Corporate debt securities..............         418                -             (1)          417
Other debt securities..................           -                -              -             -
                                         ----------       ----------     ----------    ----------
Total..................................  Rs.  1,506       Rs.     58     Rs.     (1)   Rs.  1,563
                                         ==========       ==========     ==========    ==========
Non readily marketable securities(1)...       7,148
Venture capital investments(2).........                                                     3,769
-------------------------------------------------------------------------------------------------

                                                                   At March 31,
                                         --------------------------------------------------------
                                                                    2002
                                         --------------------------------------------------------
                                                             Gross         Gross
                                         Amortized        unrealized     unrealized
                                           cost              gain           loss       Fair value
                                         ----------       ----------     -----------   ----------
                                                              (in millions)
Corporate debt securities..............  Rs.  4,446       Rs.  . 502     Rs.   (513)   Rs.  4,435

 Government of India  securities.......      26,662              438              -        27,100
                                         ----------       ----------     ----------    ----------
Total debt securities..................      31,108              940           (513)       31,535
Equity securities......................      19,181              365         (3,223)       16,322
                                         ----------       ----------     ----------    ----------
Total..................................  Rs. 50,289       Rs.  1,305     Rs. (3,736)   Rs. 47,857
                                         ==========       ==========     ==========    ==========
Non readily marketable securities(1)...       8,268
                                         ----------
Venture capital investments(2).........                                                      3,921
                                                                                       ----------
-------------------------------------------------------------------------------------------------

                                                                   At March 31,
                                         --------------------------------------------------------
                                                                    2003
                                         --------------------------------------------------------
                                                             Gross         Gross
                                         Amortized        unrealized     unrealized
                                           cost              gain           loss       Fair value
                                         ----------       ----------     -----------   ----------
                                                              (in millions)

Corporate debt securities............... Rs. 10,636       Rs.    389     Rs.    (79)   Rs. 10,946
 Government of India  securities........    240,187            4,403           (459)      244,131
                                         ----------       ----------     ----------    ----------
Total debt securities...................    250,823            4,792           (538)      255,077
Equity securities.......................     13,609              745         (1,932)       12,422
                                         ----------       ----------     ----------    ----------
Total................................... Rs.264,432       Rs.  5,537     Rs. (2,470)   Rs.267,499
                                         ==========       ==========     ==========    ==========
Non readily marketable securities(1)....      9,418
                                         ----------
Venture capital investments(2)..........                                                    3,704
                                                                                       ----------
-------------------------------------------------------------------------------------------------

(1)   Primarily represents securities acquired as a part of project financing activities or conversion of loans in debt restructurings.
(2)   Represents venture capital investments held by ICICI Venture Funds  Management Company.

      The following table sets forth, for the period indicated, income from available for sale securities.

                                                              Year ended March 31,
                                         --------------------------------------------------------
                                               2001             2002           2003          2003
                                         ----------       ----------     ----------      --------
                                                                             (in millions)
Interest................................ Rs.    123       Rs.  1,027     Rs. 16,633      US$  350
Dividend................................        345              267            389             8
                                         ----------       ----------     ----------      --------
Total................................... Rs.    468            1,294     Rs. 17,022      US$  358
                                         ==========       ==========     ==========      ========
Gross realized gain..................... Rs.    474            1,238     Rs.  6,845      US$  144
Gross realized loss.....................      (348)               (7)        (5,022)         (106)
                                         ----------       ----------     ----------      --------
Total................................... Rs.    126       Rs.  1,231     Rs.  1,823      US$   38
                                         ==========       ==========     ==========      ========

      The following table sets forth, at the date indicated, an analysis of the maturity profile of our investments in debt securities classified as available for sale securities and the yields thereon.

                                                                     At March 31, 2003
                               --------------------------------------------------------------------------------------------
                                  Up to one year          One to five years       Five to ten years     More than ten years
                               ------------------       --------------------      -----------------    --------------------
                                 Amount     Yield         Amount       Yield      Amount      Yield     Amount        Yield
                               ----------   -----       ----------     -----      -------     -----    ----------     -----
                                                                                    (in millions)
 Corporate debt securities.... Rs.    267    9.74%      Rs.  8,719     7.56%    Rs. 1,900     7.53%    Rs.     60      8.77%
 Government of India
  securities..................     76,216    5.81           55,922     5.80        54,614     5.90         57,379      6.02
                               ----------   -----       ----------     -----      -------     -----    ----------     -----
 Total interest-earning
  securities.................. Rs. 76,483    5.83%      Rs. 64,641     6.04%    Rs.56,514     5.95%    Rs. 57,439      6.02%
                               ==========   =====       ==========     =====    =========     =====    ==========     -----
 Total amortized cost......... Rs. 76,523               Rs. 63,412              Rs.56,032              Rs. 54,856

      From time to time, ICICI acquired and held equity securities. These securities, which typically consisted of ordinary shares, were acquired in multiple ways: direct subscriptions, rights issues and by conversion of ICICI's performing and impaired loans into equity. ICICI also acquired equity securities in connection with underwritings conducted by ICICI and ICICI Securities. A significant portion of these equity positions were acquired at the time of the initial project finance assistance. The decision to invest in equity securities along with project financing activities was an independent business decision to participate in the equity of the company with the intention of realizing capital gains arising out of expected increases in market prices. This decision was taken strictly on a case-by-case basis and there was no correlation between the basis for the lending decision and the reasons for making the equity investment. All of ICICI's equity investments, other than in its subsidiaries and affiliates, were made with the intent of holding them for medium-term to long-term periods strictly as portfolio investments. To ensure compliance with the Securities and Exchange Board of India's revised insider trading regulations, all dealings in our equity investments in listed companies are undertaken by the equity and corporate bonds dealing desks of our treasury, which are segregated from our other business groups as well as the other groups and desks in the treasury, and which do not have access to unpublished price sensitive information about these companies that may be available to us as lenders.

      Equity securities, forming part of our investment securities portfolio, are considered as publicly traded if they have been traded on a securities exchange within six months of the balance sheet. The last quoted price of such securities is taken and recorded as their fair value. Non-readily marketable equity securities for which there is no readily determinable fair value are recorded at cost and a provision is made for other than temporary diminution. Securities acquired through conversion of loans in a troubled debt restructuring are recorded at the fair value on the date of conversion and subsequently accounted for as if acquired for cash. Venture capital investments are carried at fair value. However, they are generally carried at cost during the first year, unless a significant event occurs that effects the long-term value of the investment.

      Equity securities, including venture capital investments and mutual fund units were 2.2% of our total assets at year-end fiscal 2003. Equity securities were 8.0% of our total investment securities portfolio at year-end fiscal 2003. As these investments are primarily in the nature of long-term investments in start-up projects, returns on such investments generally accrue well after commencement of operations by the projects. In general, we pursue a strategy of active management of our long-term equity portfolio to maximize return on investment.

      We deal in several major foreign currencies and take deposits from non-resident Indians in four major foreign currencies. We also manage onshore accounts in foreign currencies. The foreign exchange treasury manages its portfolio through money market and foreign exchange instruments to optimize yield and liquidity.

      We control market risk and credit risk on our foreign exchange trading portfolio through an internal model which sets counterparty limits, stop-loss limits and limits on the loss of the entire foreign exchange trading operations and exception reporting. We also use a value at risk model to monitor our spot positions.

      Customer Foreign Exchange

      We provide customer specific products and services and risk hedging solutions in several currencies to meet the trade and service-related requirements of our corporate clients. The products and services offered include:

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

      Forward Contracts and Interest and Currency Swaps

      We provide forward contracts to our customers for hedging their short-term exchange rate risk on foreign currency denominated receivables and payables. We generally provide this facility for a term of up to six months and occasionally up to 12 months. We also offer interest rate and currency swaps to our customers for hedging their medium and long-term risks due to interest rate and currency exchange rate movements. We offer these swaps for a period ranging from three to 10 years. Our customers pay a commission for this product that is included in the price of the product and is dependent upon market conditions. We also hedge our own exchange rate risk related to our foreign currency trading portfolio with products from banking counterparties. Our risk management products are currently limited to foreign currency forward transactions and currency and interest rate swaps for selected approved clients. We believe, however, that the demand for risk management products will grow, and we are building the capabilities to grow these products. We are focusing particularly on setting up the sophisticated infrastructure and internal control procedures that are critical to these products.

      At year-end fiscal 2003, we had a portfolio of outstanding forward contracts of Rs. 277.3 billion (US$ 5.8 billion) and a portfolio of interest and currency swaps of Rs. 339.5 billion (US$ 7.1 billion).

      ICICI Securities

      In addition to our treasury operations, we also provide investment banking services through our subsidiary, ICICI Securities. ICICI Securities provides investment banking services through three main business lines - corporate advisory, fixed income and equities. The clients of ICICI Securities include a range of Indian and foreign corporations and institutional investors. ICICI Securities is a non-bank finance company. For a description of non-bank finance companies, see "Overview of the Indian Financial Sector - Non-Bank Finance Companies".

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

                Fixed Income

      We believe ICICI Securities is one of the market leaders in the Indian debt market, having been named the "Best Domestic Bond House in India - 2002" by Asiamoney. In fiscal 2003, ICICI Securities assisted public sector entities, financial institutions and corporates to raise over Rs. 125.7 billion (US$ 2.6 billion) of debt. ICICI Securities is a primary dealer appointed and authorized by the Reserve Bank of India to trade in government securities. As a primary dealer, ICICI Securities is permitted to underwrite the issuance of government securities and treasury bills and to act as a market maker in these instruments. ICICI Securities was the first primary dealer to commence activity in interest rate derivative products such as interest rate swaps and forward rate agreements following their introduction by the Reserve Bank of India in July 1999. ICICI Securities is also a leading player in the non-government debt market in India. This activity primarily involves running a proprietary book in various money market instruments.

                Equities

      In equities, ICICI Securities offers a range of products including underwriting of equity offerings, public and private placement of corporate equity, assistance in buyback programs and equity broking and research, primarily for institutional investor clients. Indian law prohibits ICICI Securities from holding or trading ICICI Bank's equity shares. In fiscal 2003, ICICI Securities raised Rs. 6.7 billion (US$ 141 million) for Initial Public Offerings by corporations as compared to Rs. 1.6 billion (US$ 34 million) in fiscal 2002.

      Other Investment Banking Products and Services

                Venture Capital Funding

      We provide venture capital funding to start-up companies and private equity to a range of companies through funds managed by our subsidiary ICICI Venture Funds Management Company Limited. At year-end fiscal 2003, ICICI Venture managed or advised funds of Rs. 24.4 billion (US$ 514 million). The company focuses on the information technology, media and entertainment and healthcare sectors. We believe that ICICI Venture is the leading private equity investor in India, having invested in a large number of the private equity deals completed in the country to date and having established a track record of successfully exiting from several investments.

Others

      Insurance

      ICICI Bank provides a wide range of insurance products and services through ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited. The key dimensions of our strategy for growth in the insurance business are innovative products, wide distribution network, prudent portfolio mix and sound risk management practices. In addition, we are focused on leveraging on our corporate and retail customer base for cross selling insurance products.

                Life Insurance

      ICICI Bank has a joint venture partnership with Prudential plc of UK for the life insurance business. ICICI Bank has a 74.0% interest in this joint venture. This joint venture company, ICICI Prudential Life Insurance Company, obtained the license to conduct life insurance business in November 2000 and commenced business operations in December 2000. ICICI Prudential Life Insurance sold about 244,000 policies in fiscal 2003. There is a Memorandum of Understanding between ICICI Bank and ICICI Prudential Life Insurance Company for distribution of life insurance policies issued by ICICI Prudential Life Insurance Company through ICICI Bank's branch network.

                Non-Life Insurance

      In the non-life insurance sector, ICICI had entered into a joint venture partnership with Lombard Canada Limited in fiscal 2001. We have a 74.0% interest in this joint venture. The joint venture company, ICICI Lombard General Insurance Company, obtained the license to conduct general insurance business in August 2001 and since then has commenced operations. ICICI Lombard General Insurance Company offers a wide range of general insurance products for corporate and retail customers. In fiscal 2003, ICICI Lombard General Insurance Company had written 98,293 policies and achieved financial breakeven. ICICI Lombard General Insurance Company offers general insurance products to our corporate customers and seeks to capitalize on our corporate relationships.

Funding

      Our funding operations are designed to ensure stability of funding, minimize funding costs and effectively manage liquidity. Subsequent to the amalgamation, our primary source of funding is deposits raised from both retail and corporate customers. We also raise funds through short-term rupee borrowings and public issuance of bonds. As a financial institution, ICICI was not allowed to raise banking deposits and so its primary sources of funding, prior to the amalgamation, were rupee borrowings from a wide range of institutional investors, and retail bonds. ICICI also obtained funds through foreign currency borrowings from multilateral institutions like the Asian Development Bank and the World Bank, which were guaranteed by the government of India, as well as through commercial foreign currency borrowings.

      The composition of our liabilities has changed significantly pursuant to the amalgamation. Our deposits constituted 45.2% of our total liabilities at year-end fiscal 2003 compared to 1.1% of ICICI's total liabilities and 84.1% of ICICI Bank's total liabilities at year-end fiscal 2002. Our borrowings constituted 43.1% of our total liabilities at year-end fiscal 2003 compared to 88.9% of ICICI's total liabilities at year-end fiscal 2002. Our borrowings declined to Rs. 469.9 billion (US$ 9.9 billion) at year-end fiscal 2003 compared to ICICI's borrowings of Rs. 599.5 billion (US$ 12.6 billion) at year-end fiscal 2002, due to repayment of ICICI's long-term debt and short-term borrowings during fiscal 2003 in line with scheduled maturities, and new funding primarily through deposits. As a result, our long-term debt decreased 21.6% to Rs. 400.8 billion (US$ 8.4 billion) at year-end fiscal 2003 compared to ICICI's long-term debt of Rs. 511.4 billion (US$ 10.8 billion) at year-end fiscal 2002, reflecting a 20.1% decrease in long-term rupee debt and a 31.2% decrease in long-term foreign currency debt, and our short-term borrowings decreased 40.5% to Rs. 42.1 billion (US$ 885 million) at year-end fiscal 2003 compared to ICICI's short-term borrowings of Rs.70.8 billion (US$ 1.5 billion) at year-end fiscal 2002. Going forward, we will continue to repay our borrowings in accordance with their scheduled maturities and raise new funds primarily in the form of lower-cost deposits.

      Our deposits were Rs. 491.3 billion (US$ 10.3 billion) at year-end fiscal 2003 compared to ICICI's deposits of Rs. 7.4 billion (US$ 155 million) and ICICI Bank's deposits of Rs. 325.2 billion (US$ 6.8 billion) at year-end fiscal 2002. This significant growth in deposits was achieved primarily through increased focus on retail and corporate customers by offering a wide range of products designed to meet varied individual and corporate needs and leveraging on our network of branches, extension counters and ATMs.

      The following table sets forth, for the periods indicated, the average volume and average cost of deposits by type of deposit.

                                                                 Year ended March 31,(1)(2)
                        ------------------------------------------------------------------------------------------------------------
                                1999                2000               2001               2002                    2003
                        ------------------------------------------------------------------------------------------------------------
                          Amount  Cost(3)     Amount Cost(3)   Amount   Cost(3)   Amount   Cost(3)    Amount      Amount  Cost(3)
                        ------------------------------------------------------------------------------------------------------------
                                                             (in millions, except percentages)

Interest-bearing
 deposits:
  Savings deposits.. Rs. 1,633    3.25%  Rs. 3,530   3.34%  Rs.     -      -%  Rs.     -        -%  Rs. 30,874    US$ 649   2.96%
  Time deposits.....    40,636   10.60      64,309   9.31       3,682  13.31%      6,618    11.24%      327,144     6,880   7.68%
Non-interest-bearing
 deposits:
  Demand deposits...     4,430       -       7,443    -             -      -           -       -        31,172        656      -
                     ---------           ---------          ---------          ---------            ---------------------
Total deposits...... Rs.46,699   9.34%   Rs.75,282  8.11%   Rs. 3,682  13.31%  Rs. 6,618    11.24%  Rs.389,190  US$ 8,185 6.69%
                     =========           =========          =========          =========            =====================
----------------
(1)  Data for fiscal 2003 is not comparable to fiscal 2001 and 2002, as data for fiscal 2001 and 2002 is only for ICICI and does not include ICICI Bank, as ICICI Bank was accounted for by the equity method in those fiscal years. Also, the average volume of deposits for fiscal 2001 and 2002 is not comparable with fiscal 1999 and 2000 due to deconsolidation of ICICI Bank effective
     April 1, 2000.
(2)  Average of quarterly balances at the end of March of the previous fiscal year and June, September, December and March of that fiscal year for each of fiscal 1999, 2000, 2001, 2002 and 2003.
(3)  Represents interest expense divided by the average of quarterly balances.

       Our average deposits in fiscal 2003 were Rs. 389.2 (US$ 819 million) at an average cost of 6.7% compared to ICICI Bank's average deposits of Rs. 194.4 billion (US$ 4.1 billion) at an average cost of 7.0% and ICICI's average deposits of Rs. 6.6 billion (US$ 139 million) at an average cost of 11.2% in fiscal 2002. Our average time deposits in fiscal 2003 were Rs. 327.1 billion (US$ 6.9 billion) at an average cost of 7.7% compared to ICICI Bank's average time deposits of Rs. 153.6 billion (US$ 3.2 billion) in fiscal 2002 at an average cost of 8.4% and ICICI's average time deposits of Rs. 6.6 billion (US$ 14 million) in fiscal 2002 at an average cost of 11.2%. The average cost of deposits decreased primarily due to the reduction in the deposit rates offered to customers in fiscal 2003 in line with the overall decline in interest rates in the economy.

      The following table sets forth, at the date indicated, the maturity profile of deposits by type of deposit.

                                                            At March 31, 2003
                                   ----------------------------------------------------------------

                                                    After one year
                                                      and within       After three
                                   Up to one year     three years         years            Total
                                   ----------------------------------------------------------------
                                                              (in millions)

 Interest-bearing deposits:
    Savings deposits ............. Rs.     37,932      Rs.      -      Rs.       -      Rs.  37,932
    Time deposits.................        334,351          62,465           21,303          418,119
 Non-interest-bearing deposits:
    Demand deposits...............         35,239               -                -           35,239
                                   ----------------------------------------------------------------
 Total deposits...................  Rs.   407,522      Rs. 62,465      Rs.  21,303      Rs. 491,290
                                   ================================================================

      The following table sets forth, for the periods indicated, average outstanding rupee borrowings based on quarterly balance sheets and by category of borrowing and the percentage composition by category of borrowing. The average cost (interest expense divided by average of quarterly balances) for each category of borrowings is provided in the footnotes.

                                                                 Year ended March 31,(1) (2)
                         ---------------------------------------------------------------------------------------------------------
                                 1999              2000                  2001              2002              2003
                         ---------------------------------------------------------------------------------------------------------
                                    % to               % to                 % to                % to                         % to
                           Amount   total    Amount    total      Amount    total    Amount    total   Amount       Amount   total
                         ---------------------------------------------------------------------------------------------------------
                                                              (in millions, except percentages)
SLR bonds(3)............ Rs. 27,936   8.4% Rs. 26,507   6.5%    Rs. 23,405   4.9%  Rs. 20,518    4.0% Rs. 15,690  US$   330   3.4%
Borrowings from Indian..      9,995   3.0       9,194    2.2         8,049   1.7        7,333    1.4       6,434        135   1.4
  Government(4).........
Convertible
  debentures(5).........        518   0.2         130    0.1             -     -            -      -           -          -     -

Other borrowings(6)(7)..    293,312  88.4     373,256   91.2       442,716  93.4      481,951   94.6     444,461       9347   95.2
                         ---------------------------------------------------------------------------------------------------------
Total(7)................ Rs.331,761 100.0% Rs.409,087  100.0%   Rs.474,170 100.0%  Rs.509,802  100.0% Rs.466,585  US$ 9,812  100.0%
                         =========================================================================================================

--------------------
(1)  Data for fiscal 2003 is not comparable to fiscal 2001 and 2002, as data for fiscal 2001 and 2002 is only for ICICI and does not include ICICI Bank, as ICICI Bank was accounted for by the equity method in those fiscal years. Also, the average volume of borrowings for fiscal 2001 and 2002 is not comparable with fiscal 1999 and 2000 due to deconsolidation of ICICI Bank effective
     April 1, 2000.
(2)  Average of quarterly balances at the end of March of the previous fiscal year and June, September, December and March of that fiscal year for each of fiscal 1999, 2000, 2002 and 2003 and average of quarterly balances at the end of June, September,
     December and March for fiscal 2001.
(3)  With an average cost of 10.39% in fiscal 1999, 10.33% in fiscal 2000, 10.62% in fiscal 2001, 11.10% in fiscal 2002 and 11.44%
     in fiscal 2003.
(4)  With an average cost of 11.11% in fiscal 1999, 10.85% in fiscal 2000, 10.70% in fiscal 2001, 10.40% in fiscal 2002 and 10.40%
     in fiscal 2003.
(5)  With an average cost of 12.50% in 1999 and 14.38% in fiscal 2000. The convertible debentures were redeemed on July 17, 1999.
(6)  With an average cost of 14.53% in fiscal 1999, 13.67% in fiscal 2000, 13.06% in fiscal 2001, 12.36% in fiscal 2002 and 11.65%
     in fiscal 2003.
(7)  Includes publicly and privately placed bonds, borrowings from institutions and wholesale deposits such as inter-corporate deposits certificate of deposits and call borrowings.

      During fiscal 2003, we repaid a significant amount of ICICI's high cost long-term and short-term debt. As a result, average long-term debt was reduced to Rs.455.3 billion (US$ 9.6 billion) during fiscal 2003 compared to ICICI's average long-term debt of Rs. 504.1 billion (US$ 10.6 billion) during fiscal 2002.

      The following table sets forth, at the dates indicated, certain information related to short-term rupee borrowings, which consist of certificates of deposits, inter-corporate deposits and borrowings from government-owned companies, known commonly as public sector units.

                                                                                 At March 31, (1)
                                                  -------------------------------------------------------------------------------
                                                      1999           2000           2001            2002              2003
                                                  -------------------------------------------------------------------------------
                                                                           (in millions, except percentages)
Year-end balance..............................      Rs. 50,585      Rs. 87,758     Rs. 99,997       Rs. 74,932        Rs. 50,232
Average balance during the year (2) ..........          51,098          68,626        100,569           85,057            75,983
Maximum quarter-end balance...................          68,858          90,442        104,412           91,950            82,100
Average interest rate during the year (3) ....          10.42%          12.38%         10.17%            9.65%            11.31%
Average interest rate at year-end (4).........          12.10%          10.82%         11.01%            9.34%             6.80%

---------------
(1)  Short-term borrowings include trading liabilities, such as borrowings in the call market and repurchase agreements.
(2)  Average of quarterly balances at the end of March of the previous fiscal year, June, September, December and March of that fiscal year for each of fiscal 1999, 2000, 2002 and 2003 and average of quarterly balances at the end of June, September,
     December and March for fiscal 2001.
(3)  Represents the ratio of interest expense on short-term borrowings to the average of quarterly balances of short-term borrowings.
(4)  Represents the weighted average rate of the short-term borrowings outstanding at fiscal year-end.


                                                                 59

      For short-term rupee borrowings, the average interest rate at year-end fiscal 2003 at 6.80% was significantly lower compared to the average interest rate during fiscal 2003 at 11.31% because ICICI's higher cost rupee short-term borrowings were largely repaid during the year, and only a small portion of the same remained outstanding at year-end fiscal 2003.

      The following table sets forth, at the dates indicated, average outstanding volume of foreign currency borrowings based on quarterly balance sheets by source and the percentage composition by source. The average cost (interest expense divided by average of quarterly balances) for each source of borrowings is provided in the footnotes.

                                                             At March 31, (1) (2)
                   --------------------------------------------------------------------------------------------------------
                          1999               2000               2001               2002                    2003
                   --------------------------------------------------------------------------------------------------------
                               % to              % to               % to                % to                        % to
                     Amount    total   Amount    total    Amount    total    Amount    total    Amount     Amount   total
                   --------------------------------------------------------------------------------------------------------
                                                                  (in millions, except percentages)
Commercial
 borrowings (3)..  Rs...81,140  79.1% Rs.74,509   77.4%  Rs. 74,745   77.6%  Rs. 73,955  77.6%  Rs.53,791  US$1,131   67.4%
Multilateral
 borrowings (4)..       21,483  20.9     21,748   22.6       21,554   22.4       22,290  22.4      26,020       547   32.6
                   --------------------------------------------------------------------------------------------------------
Total..............Rs.102,623  100.0% Rs.96,257  100.0%  Rs. 96,299  100.0%  Rs. 96,246 100.0%  Rs.79,811  US$1,678  100.0%
                   ========================================================================================================
------------------------

(1)  Data for fiscal 2003 is not comparable to fiscal 2001 and 2002, as data for fiscal 2001 and 2002 is only for ICICI and does not include ICICI Bank, as ICICI Bank was accounted for by the equity method in those fiscal years. Also, the average volume of borrowings at year-end fiscal 2001 and 2002 is not comparable with fiscal 1999 and 2000 due to deconsolidation of ICICI Bank effective April 1, 2000.
(2)  Average of quarterly balances at the end of March of the previous fiscal year, June, September, December and March of that fiscal year for each of fiscal 1999, 2000, 2001, 2002 and 2003.
(3)  With an average cost of 6.15% in fiscal 1999, 5.72% in fiscal 2000, 7.6% in fiscal 2001, 6.8% in fiscal 2002 and 3.16% in fiscal 2003.
(4)  With an average cost of 5.79% in fiscal 1999, 5.53% in fiscal 2000, 4.39% in fiscal 2001, 4.93% in fiscal 2002 and 4.40% in fiscal 2003.

           At year-end fiscal 2003, our outstanding subordinated debt was Rs.
97.5 billion (US$ 2.1 billion). This debt is classified as Tier 2 capital in calculating the capital adequacy ratio. Under the Reserve Bank of India's capital adequacy requirements, we are required to maintain a minimum ratio of capital to risk adjusted assets and off-balance sheet items of 9.0% effective March 31, 2000, at least half of which must be Tier 1 capital. Total subordinated debt classified as Tier 2 capital cannot exceed 50.0% of Tier 1 capital.

Risk Management

      As a financial intermediary, ICICI Bank is exposed to risks that are particular to its lending and trading businesses and the environment within which it operates. ICICI Bank's goal in risk management is to ensure that it understands, measures and monitors the various risks that arise and that the organization adheres strictly to the policies and procedures which are established to address these risks.

      As a financial intermediary, ICICI Bank is primarily exposed to credit risk, market risk, liquidity risk, operational risk and legal risk. ICICI Bank has a central Risk, Compliance and Audit Group with a mandate to identify, assess, monitor and manage all of ICICI Bank's principal risks in accordance with well-defined policies and procedures. The Head of the Risk, Compliance and Audit Group reports to the Executive Director responsible for the Corporate Center, which does not include any business groups, and is thus independent from ICICI Bank's business units. The Risk, Compliance and Audit Group coordinates with representatives of the business units to implement ICICI Bank's risk methodologies.

      Committees of the board of directors have been constituted to oversee the various risk management activities. The Audit Committee of ICICI Bank's board of directors provides direction to and also monitors the quality of the internal audit function. The Risk Committee of ICICI Bank's board of directors reviews risk management policies in relation to various risks including portfolio, liquidity, interest rate, off-balance sheet and operational risks, investment policies and strategy, and regulatory and compliance issues in relation thereto. The Credit Committee of ICICI Bank's board of directors reviews developments in key industrial sectors and ICICI Bank's exposure to these sectors. The Asset Liability Management Committee of ICICI Bank's board of directors is responsible for managing the balance sheet and reviewing the asset-liability position to manage ICICI Bank's market risk exposure. The Agriculture & Small Enterprises Business Committee of ICICI Bank's board of directors, which was constituted in June 2003 but has not held any meetings to date, will, in addition to reviewing ICICI Bank's strategy for small enterprises and agri-business, also review the quality of the agricultural lending and small enterprises finance credit portfolio. For a discussion of these and other committees, see "Management".

      As shown in the following chart, the Risk, Compliance and Audit Group is organized into six sub-groups: Credit Risk Management, Market Risk Management, Analytics, Internal Audit, Retail Risk Management and Credit Policies and Reserve Bank of India Inspection. The Analytics Unit develops proprietary quantitative techniques and models for risk measurement.

[GRAPHIC OMITTED}
REPRESENTATION OF CHART

            Managing Director & CEO           Audit/ Risk/ Credit/Agriculture
                                                & Small Enterprises Business
                                                  Committee of the Board
             -------------------------------------------------------------------
                                       |
                              Executive Director,
                               Corporate Center
                                       |
                          Head, Risk, Compliance and
                                  Audit Group
----------------------------------------------------------------------------------------
       |           |             |             |              |                |
Credit Risk   Market Risk   Analytics  Internal Audit    Retail Risk   Credit Policies,
Management    Management                 (including      Management    Reserve Bank of
                                        subsidiaries)                 India Inspection

        Borrower credit ratings      Developing and          Development of          Comprehensive coverage of
                                     implementing market     proprietary models      operational risk inherent
        Sectoral analysis and        risk measurement        for risk measurement    in all areas of business
        review                       methodologies
                                                                                     Initiation of systems audit
        Credit portfolio analysis    Approval of all new                             in information
                                     products                                        technology-intensive areas

                                     Monitoring market
                                     risk exposures

table continue
        Borrower credit ratings      Approval of retail      Formulation of
                                     policies and            credit policies and
        Sectoral analysis and        procedures              ensuring compliance
        review
                                     Impact of macro         Co-ordinating
        Credit portfolio analysis    economic changes on     Reserve Bank of
                                     the retail portfolio    India inspections

                                     Portfolio review
                                     and monitoring

      The Risk, Compliance and Audit Group is also responsible for assessing the risks pertaining to international business, including review of credit policies and setting sovereign and counterparty limits.

      Credit Risk

      In our lending operations, we are principally exposed to credit risk. Credit risk is the risk of loss that may occur from the failure of any party to abide by the terms and conditions of any financial contract with us, principally the failure to make required payments on loans due to us. We currently measure, monitor and manage credit risk for each borrower and also at the portfolio level. We have a structured and standardized credit approval process, which includes a well-established procedure of comprehensive credit appraisal.

                  Credit Risk Assessment Procedures for Corporate Loans

      In order to assess the credit risk associated with any financing proposal, ICICI Bank assesses a variety of risks relating to the borrower and the relevant industry. Borrower risk is evaluated by considering:

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

      After conducting an analysis of a specific borrower's risk, the Credit Risk Management Group assigns a credit rating to the borrower. ICICI Bank has a scale of 10 ratings ranging from AAA to B and an additional default rating of
D. Credit rating is a critical input for the credit approval process. ICICI
Bank determines the desired credit risk spread over its cost of funds by considering the borrower's credit rating and the default pattern corresponding to the credit rating. Every proposal for a financing facility is prepared by the relevant business unit and reviewed by the appropriate industry specialists in the Credit Risk Management Group before being submitted for approval to the appropriate approval authority. The approval process for non-fund facilities is similar to that for fund-based facilities. The credit rating for every borrower is reviewed at least annually and is typically reviewed on a more frequent basis for higher risk credits and large exposures. ICICI Bank also reviews the ratings of all borrowers in a particular industry upon the occurrence of any significant event impacting that industry.

      Working capital loans are generally approved for a period of 12 months. At the end of 12 months, ICICI Bank reviews the loan arrangement and the credit rating of the borrower and takes a decision on continuation of the arrangement and changes in the loan covenants as may be necessary.

                  Credit Approval Procedures for Corporate Loans

                  Project Finance Procedures

      ICICI Bank has a strong framework for the appraisal and execution of project finance transactions. ICICI Bank believes that this framework creates optimal risk identification, allocation and mitigation, and helps minimize residual risk.

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

      In addition to the above, in the case of structured project finance in areas such as infrastructure and oil, gas and petrochemicals, as a part of the due diligence process, ICICI Bank appoints consultants, wherever considered necessary, to advise the lenders, including technical advisors, business analysts, legal counsel and insurance consultants. These consultants are typically internationally recognized and experienced in their respective fields. Risk mitigating factors in these financings generally also include creation of debt service reserves and channeling project revenues through a trust and retention account.

      ICICI Bank's project finance credits are generally fully secured and have full recourse to the borrower. In most cases, ICICI Bank has a security interest and first lien on all the fixed assets and a second lien on all the current assets of the borrower. Security interests typically include property, plant and equipment as well as other tangible assets of the borrower, both present and future. Typically, it is ICICI Bank's practice to lend between 60.0% and 80.0% of the appraised value of these types of collateral securities. ICICI Bank's borrowers are required to maintain comprehensive insurance on their assets where ICICI Bank is recognized as payee in the event of loss. In some cases, ICICI Bank also takes additional collateral in the form of corporate or personal guarantees from one or more sponsors of the project and a pledge of the sponsors' equity holding in the project company. In certain industry segments, ICICI Bank also takes security interest in relevant project contracts such as concession agreements, off-take agreements and construction contracts as part of the security package. In limited cases, loans are also guaranteed by commercial banks and, in the past, have also been guaranteed by Indian state governments or the government of India.

      It is ICICI Bank's current practice to normally disburse funds after the entire project funding is committed and all necessary contractual arrangements have been entered into. Funds are disbursed in tranches to pay for approved project costs as the project progresses. When ICICI Bank appoints technical and market consultants, they are required to monitor the project's progress and certify all disbursements. ICICI Bank also requires the borrower to submit periodic reports on project implementation, including orders for machinery and equipment as well as expenses incurred. Project completion is contingent upon satisfactory operation of the project for a certain minimum period and, in certain cases, the establishment of debt service reserves. ICICI Bank continues to monitor the credit exposure until its loans are fully repaid.

                  Corporate Finance Procedures

      As part of the corporate loan approval procedures, ICICI Bank carries out a detailed analysis of funding requirements, including normal capital expenses, long-term working capital requirements and temporary imbalances in liquidity. ICICI Bank's funding of long-term core working capital requirements is assessed on the basis, among other things, of the borrower's present and proposed level of inventory and receivables. In case of corporate loans for other funding requirements, ICICI Bank undertakes a detailed review of those requirements and an analysis of cash flows. A substantial portion of ICICI Bank's corporate finance loans are secured by a lien over appropriate assets of the borrower.

      The focus of ICICI Bank's structured corporate finance products is on cash flow based financings. ICICI Bank has a set of distinct approval procedures to evaluate and mitigate the risks associated with such products. These procedures include:

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

      ICICI Bank's analysis enables it to identify risks in these transactions. To mitigate risks, ICICI Bank uses various credit enhancement techniques, such as over-collateralization, cash collateralization, creation of escrow accounts and debt service reserves and performance guarantees. The residual risk is typically managed by complete or partial recourse to the borrowing company whose credit risk is evaluated as described above. ICICI Bank also has a monitoring framework to enable continuous review of the performance of such transactions.

               Working Capital Finance Procedures

      ICICI Bank carries out a detailed analysis of its borrowers' working capital requirements. Credit limits are approved in accordance with the approval authorization approved by ICICI Bank's board of directors. Once credit limits are approved, ICICI Bank calculates the amounts that can be lent on the basis of monthly statements provided by the borrower and the margins stipulated. Quarterly information statements are also obtained from borrowers to monitor the performance on a regular basis. Monthly cash flow statements are obtained where considered necessary. Any irregularity in the conduct of the account is reported to the appropriate authority on a monthly basis. Credit limits are reviewed on an annual basis.

      Working capital facilities are primarily secured by inventories and receivables. Additionally, in certain cases, these credit facilities are secured by personal guarantees of directors, or subordinated security interests in the tangible assets of the borrower including plant and machinery.

               Credit Approval Authority for Corporate Loans

      ICICI Bank has established four levels of credit approval authorities for its corporate banking activities, the Credit Committee of the board of directors, the Committee of Directors, the Committee of Executives (Credit) and the Regional Committee (Credit). The Credit Committee has the power to approve all financial assistance. ICICI Bank's board of directors has delegated the authority to the Committee of Directors, consisting of ICICI Bank's wholetime directors, to the Committee of Executives (Credit) and the Regional Committee (Credit), both consisting of designated executives of

ICICI Bank, to approve
financial assistance to any company within certain individual and group exposure limits set by the board of directors.

      The following table sets forth the composition and the approval authority of these committees.

                                                                                  Approval Authority
 Committee                            Members
 -----------------------------------------------------------------------------------------------------------------------------------
 Credit Committee of the   Chaired by an independent director and     o    All approvals to companies with
 board of directors        consisting of a majority of independent         rating below BB and all new (non
                           directors.                                      agriculture) companies rated BB,
                                                                           pursuant to ICICI Bank's internal
                                                                           credit rating policy.
                                                                      o    All approvals (in practice,
                                                                           generally above the prescribed
                                                                           authority of the Committee of
                                                                           Directors).
                                                                      o    Approvals to companies identified
                                                                           by the Credit Committee where the
                                                                           company or the borrower group
                                                                           requires close monitoring.

 -----------------------------------------------------------------------------------------------------------------------------------

 Committee of Directors    Chaired by the Managing                    All approvals above the prescribed authority
                           Director and Chief Executive Officer and   of the Committee of Executives (Credit) subject
                           consisting of all                          to the following total exposure limits:
                           wholetime directors.                       o    Up to 10.0% of ICICI Bank's
                                                                           capital funds(1) to a single
                                                                           entity; and
                                                                      o    Up to 30.0% of ICICI Bank's
                                                                           capital funds(1) to a single group
                                                                           of companies.

 -----------------------------------------------------------------------------------------------------------------------------------

 Committee of Executives   Consisting of heads of client              Approvals linked to the rating, tenure and
 (Credit)                  relationship groups, retail assets,        security of the exposure, which are above
                           treasury, international banking,           the authority of the Regional Committee
                           structured products and portfolio          (Credit) subject to the following indicative
                           management, project finance with the       exposure limits:
                           Chief Financial Officer and the            o    From up to Rs. 5.0 billion (US$
                           Head-Risk, Compliance and Audit Group as        105 million) for a one year
                           permanent invitees.                             secured exposure to up to Rs. 0.38
                                                                           billion (US$ 8 million) for a
                                                                           secured exposure greater than ten
                                                                           years for each company with an
                                                                           internal credit rating of AA- and
                                                                           above;
                                                                      o    From up to Rs. 5.0 billion (US$
                                                                           105 million) for a one year
                                                                           unsecured exposure to up to Rs.
                                                                           0.27 billion (US$ 6 million) for
                                                                           an unsecured exposure greater than
                                                                           ten years for each company with an
                                                                           internal credit rating of AA- and
                                                                           above;
                                                                      o    From up to Rs. 1.6 billion (US$ 34
                                                                           million) for a one year secured
                                                                           exposure to up to Rs. 0.13 billion
                                                                           (US$ 3 million) for a ten year
                                                                           secured exposure for each company
                                                                           with an internal credit rating of
                                                                           A+ and below;
                                                                      o    From up to Rs. 1.1 billion (US$ 23
                                                                           million) for a one year unsecured
                                                                           exposure to up to Rs. 0.09 billion
                                                                           (US$ 2 million) for a ten year
                                                                           unsecured exposure for each
                                                                           company with an internal credit
                                                                           rating of A+ and below;

 -----------------------------------------------------------------------------------------------------------------------------------

 Regional Committee        Consisting of regional representatives   o    From up to Rs. 5.0 billion (US$
 (Credit)                  of various client relationship groups         105 million) for a one year
                           and a representative of Structured            secured exposure to up to Rs. 0.15
                           Finance and Portfolio Management Group,       billion (US$ 3 million) for a ten
                           with a representative of Risk,                year secured exposure for each
                           Compliance and Audit Group as a               company with an internal credit
                           permanent invitee.                            rating of AA- and above;
                                                                    o    From up to Rs. 5.0 billion (US$
                                                                         105 million) for a one year
                                                                         unsecured exposure to up to Rs.
                                                                         0.11 billion (US$ 2 million) for a
                                                                         ten year unsecured exposure for
                                                                         each company with an internal
                                                                         credit rating of AA- and above;
                                                                    o    From up to Rs. 0.9 billion (US$ 19
                                                                         million) for a one year secured
                                                                         exposure to up to Rs. 0.06 billion
                                                                         (US$ 1 million) for a ten year
                                                                         secured exposure for each company
                                                                         with an internal credit rating of
                                                                         A+ and below;
                                                                    o    From up to Rs. 0.64 billion (US$
                                                                         13 million) for a one year
                                                                         unsecured exposure to up to Rs.
                                                                         0.04 billion (US$ 1 million) for a
                                                                         ten year unsecured exposure for
                                                                         each company with an internal
                                                                         credit rating of A+ and below;
 -----------------------------------------------------------------------------------------------------------------------------------
                                                                    In all cases, subject to adherence to limits on ICICI Bank's capital funds(1) imposed on the Committee of Directors as
                                                                    mentioned above.
-----------------

(1)  Capital funds consist of Tier 1 and Tier 2 capital, as defined in the Reserve Bank of India regulations, under Indian GAAP. See
     "Supervision and Regulation - Capital Adequacy Requirements".


                                            65

      All new loans must be approved by the above committees in accordance with their respective powers. Certain designated executives are authorized to approve:

o ad-hoc/ additional working capital facilities not exceeding the lower of 10.0% of existing approved facilities and Rs. 20 million (US$ 420,610);

o temporary accommodation not exceeding the lower of 20.0% of existing approved facilities and Rs. 20 million (US$ 420,610); and

o facilities fully secured by deposits, cash margin, letters of credit of approved banks or approved sovereign debt instruments.

      In addition to the above loan products, ICICI Bank's Rural Micro Banking Group provides loans to self-help groups, rural agencies, as well as certain categories of agricultural loans and loans under government-sponsored schemes. These loans are typically of small amounts. The credit approval authorization approved by the board of directors of ICICI Bank requires that all such loans above Rs.1.5 million (US$ 31,546) be approved by the Committee of Directors comprising all the wholetime directors, while the authority to approve loans up to Rs.1.5 million (US$ 31,546) has been delegated to designated executives.

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

                  Retail Loan Procedures

      Our customers for retail loans are typically middle and high-income, salaried or self-employed individuals, and, in some cases, partnerships and corporations. Except for personal loans and credit cards, we require a contribution from the borrower and our loans are secured by the asset financed.

      Our retail credit product operations are sub-divided into various product lines. Each product line is further sub-divided into separate sales and marketing and credit groups. The Risk, Compliance and Audit Group, which is independent of the business groups, approves all new retail products and product policies and credit approval authorizations. All products and policies require the approval of the Committee of Directors comprising all the wholetime directors. All credit approval authorizations require the approval of ICICI Bank's board of directors.

      We have an established process for evaluating and selecting our dealers and franchisees and there is a clear segregation between the group responsible for originating loans and the group that approves the loans. A centralized set of risk assessment criteria has been created for retail lending operations after approval by the Risk, Compliance and Audit Group. These criteria vary across product segments but typically include factors such as the borrower's income, the loan-to-value ratio and certain stability factors. The loan approval authority is delegated to credit officers, subject to loan amount limits, which vary across different loan products. We use Direct Marketing Agents (DMAs) for the marketing and sale of retail credit products. Credit approval authority lies only with our credit officers.

      Credit officers approve loans in compliance with the risk assessment criteria. External agencies are used to facilitate a comprehensive due diligence process including visits to office or home in the case of loans to individual borrowers. Before disbursements are made, the credit officer conducts a centralized check and review of the borrower's profile.

      In order to limit the scope of individual discretion in the loan assessment and approval process, ICICI Bank has implemented a credit-scoring program for credit cards. ICICI Bank has also implemented a credit-scoring program for certain variants within the consumer durables loan product.

The credit-scoring program is an automated credit approval system for evaluating loan applications by assigning a credit score to each applicant based on certain demographic attributes like earnings stability, educational background and age. The credit score then forms the basis of loan evaluation. Though a formal credit bureau does not as yet operate in India, we avail the services of certain private agencies operating in India to check applications before disbursement.

      ICICI Bank has a separate retail credit team, which undertakes review and audit of credit quality across each credit approval team. ICICI Bank has established centralized operations to manage operating risk in the various back office processes of its retail loan business except for a few operations which are decentralized to improve turnaround time for our customers. The Risk, Compliance and Audit Group conducts an independent audit of processes and documents at periodic intervals. As with our other retail credit products, ICICI Bank emphasizes conservative credit standards, including credit scoring and strict monitoring of repayment patterns, to optimize risks associated with credit cards.

      ICICI Bank has a collections unit structured along various product lines and geographical locations, to manage delinquency levels. The collections unit operates under the guidelines of a standardized recovery process. ICICI Bank also makes use of external collection agents to aid ICICI Bank in its collection efforts, including collateral repossession in accounts that are overdue for more than 90 days. A fraud control department has been set up to manage levels of fraud, primarily through fraud prevention in the form of forensic audits and also through recovery of fraud losses. The fraud control department is aided by specialized agencies. External agencies for collections are strictly governed by standardized process guidelines. External agencies are also used to facilitate a comprehensive due diligence process including property valuation prior to the approval of home loans and visits to home or office in the case of loans to individual borrowers.

            Small Enterprises Loan Procedures

      The Small Enterprises Group finances dealers and vendors of companies by implementing structures to enhance the base credit quality of the vendor / dealer, that involve an analysis of the base credit quality of the vendor / dealer pool and an analysis of the linkages that exist between the vendor / dealer and the company.

   The group is also involved in financing based on a cluster community based approach, that is, financing of small enterprises that have a homogeneous profile such as apparel manufacturers and manufacturers of pharmaceuticals. The risk assessment of such communities involves identification of appropriate credit norms for target market, use of scoring models for enterprises that satisfy these norms and applying pre-determined exposure limits to enterprises that are awarded a minimum required score in the scoring model. The assessment also involves setting up of portfolio control norms, individual borrower approval norms and stringent exit triggers to be followed while financing such clusters or communities.

      Investment Banking Procedures

      ICICI Securities provides investment banking services, including corporate advisory, fixed income and equity services, to corporate customers. All investment banking mandates, including underwriting commitments, are approved by the Managing Director and the relevant business group heads of ICICI Securities.

      ICICI Securities is registered with the Securities and Exchange Board of India as a merchant bank. In that capacity, ICICI Securities has decided not to engage in any lending and leasing activities and conducts only activities related to the securities markets and corporate advisory services.

            Quantitative and Qualitative Disclosures About Market Risk

      Market risk is exposure to loss arising from changes in the value of a financial instrument as a result of changes in market variables such as interest rates, exchange rates and other asset prices. The prime source of market risk for us is the interest rate risk we are exposed to as a financial intermediary, which arises on account of our asset liability management activities. In addition to interest rate risk, we are exposed to other elements of market risk such as, liquidity or funding risk, price risk on trading portfolios, and exchange rate risk on foreign currency positions.

               Market Risk Management Procedures

      The board of directors of ICICI Bank reviews and approves the policies for the management of market risk. The board has delegated the responsibility for market risk management on the banking book to the Asset Liability Management Committee and the trading book to the Committee of Directors, under the Risk Committee of the Board. The Asset Liability Management Committee is responsible for approving policies and managing interest rate risk on the banking book and liquidity risks reflected in the balance sheet. The Committee of Directors is responsible for setting policies and approving risk controls for the trading portfolio.

      The Asset Liability Management Committee is chaired by the Joint Managing Director and all four Executive Directors are members of the Committee. The Committee generally meets on a monthly basis and reviews the interest rate and liquidity gap positions on the banking book, formulates a view on interest rates, sets deposit and benchmark lending rates, reviews the business profile and its impact on asset liability management and determines the asset liability management strategy, as deemed fit, in light of the current and expected business environment. The Committee reports to the Risk Committee. A majority of the members of the Risk Committee are independent directors and the committee is chaired by an independent director. The Balance Sheet Management Group, reporting to the Chief Financial Officer, is responsible for managing interest rate risk on the banking book, and liquidity, under the supervision of the Asset Liability Management Committee.

      An independent Market Risk Management Group, which is part of the Risk, Compliance and Audit Group, recommends changes in risk policies and controls, including for new trading products, and the processes and methodologies for quantifying and assessing market risks. Risk limits including position limits and stop loss limits for the trading book are monitored on a daily basis and reviewed periodically. In addition to risk limits, risk monitoring tools such as Value-at-Risk models are also used for measuring market risk in the trading portfolio. ICICI Securities, our investment banking subsidiary which is a primary dealer in government of India securities and has government of India securities as a significant proportion of its portfolio, has a corporate risk management group for managing its interest rate and liquidity risk.

                  Interest Rate Risk

      Since our balance sheet consists predominantly of rupee assets and liabilities, movements in domestic interest rates constitute the main source of interest rate risk. Our portfolio of traded and other debt securities and our loan portfolio are negatively impacted by an increase in interest rates. Exposure to fluctuations in interest rates is measured primarily by way of gap analysis, providing a static view of the maturity and re-pricing characteristics of balance sheet positions. An interest rate gap report is prepared by classifying all assets and liabilities into various time period categories according to contracted maturities or anticipated re-pricing date. The difference in the amount of assets and liabilities maturing or being re-priced in any time period category, would then give an indication of the extent of exposure to the risk of potential changes in the margins on new or re-priced assets and liabilities. ICICI Bank prepared interest rate risk reports on a fortnightly basis in fiscal 2003. The same were reported to the Reserve Bank of India on a monthly basis. Interest rate risk is further monitored through interest rate risk limits approved by the Asset Liability Management Committee.

      Our core business is deposit taking and lending in both rupees and foreign currencies, as permitted by the Reserve Bank of India. These activities expose us to interest rate risk. As the rupee market is significantly different from the international currency markets, gap positions in these markets differ significantly.

      In the rupee market, most of our deposit taking is at fixed rates of interest for fixed periods, except that savings deposits and current deposits which do not have any specified maturity and can be withdrawn on demand. We usually borrow for a fixed period with a one-time repayment on maturity, with some borrowings having European call/put options, exercisable only on specified dates, attached to them. However, we have a mix of floating and fixed interest rate assets. Our loans generally are repaid more gradually, with principal repayments being made over the life of the loan. Our housing loans are primarily floating rate loans where the rates are reset every quarter. We follow a four-tier prime rate structure, namely, a short-term prime rate for one-year loans or loans that re-price at the end of one year, a medium-term prime rate for one to three year loans, a long-term prime rate for loans with maturities greater than three years and a prime rate for cash credit products. We seek to eliminate interest rate risk on undisbursed commitments by fixing interest rates on rupee loans at the time of loan disbursement.

      In contrast to our rupee loans, a large proportion of our foreign currency loans are floating rate loans. These loans are generally funded with floating rate foreign currency funds. Our fixed rate foreign currency loans are generally funded with fixed rate foreign currency funds. We generally convert all our foreign currency borrowings and deposits into floating rate dollar liabilities through the use of interest rate and currency swaps with leading international banks. The foreign currency gaps are generally significantly lower than rupee gaps, representing a considerably lower exposure to fluctuations in foreign currency interest rates.

      We use the duration of our government securities portfolio as a key variable for interest rate risk management. We increase or decrease the duration of government securities portfolio to increase or decrease our interest rate risk exposure. In addition, we also use interest rate derivatives to manage the asset and liability positions. We are an active participant in the interest rate swap market and are one of the largest counterparties in India.

      The following table sets forth, at the date indicated, ICICI Bank's asset-liability gap position.

                                                                         At March 31, 2003 (1) - (4)
                                               --------------------------------------------------------------------------------
                                                                       Greater than one year
                                                Less than or equal to         and up to          Greater than          Total
                                                      one year               five years           five years
                                               --------------------------------------------------------------------------------
                                                                                       (in millions)
Loans, net...................................          Rs. 290,554           Rs. 218,691          Rs. 121,175       Rs. 630,421
Securities...................................              146,887                47,065               89,284           283,236
Fixed assets.................................                    -                     -               21,215            21,215
Other assets(5)..............................               92,431                 4,895              148,065           245,391
                                               --------------------------------------------------------------------------------
Total assets.................................              529,872               270,652              379,739         1,180,263
Stockholders' equity.........................                    -                     -               92,213            92,213
Debt(5)......................................              481,825               271,310              139,820           892,955
Other liabilities............................              111,433                                     83,662           195,095
                                               --------------------------------------------------------------------------------
Total liabilities............................              593,258               271,310              315,695         1,180,263
Total gap before risk management positions...              (63,386)                 (658)              64,044                 _
Risk management positions....................              (30,672)               21,989                8,682                 _
                                               --------------------------------------------------------------------------------
Total gap after risk management positions....          Rs. (94,058)           Rs. 21,331           Rs. 72,727       Rs.       _
                                               ================================================================================

------------------

(1) Assets and liabilities are classified into the applicable categories, based on residual maturity or re-pricing whichever is earlier. Classification methodologies are based on Asset Liability Management Guidelines issued by the Reserve Bank of India, effective from April 1, 2000.

(2) Items that neither mature nor re-price are included in the "greater than five years" category. This includes equity share capital and fixed assets.

(3) Impaired loans of residual maturity less than three years are classified in the "greater than one year and up to five years" category and impaired loans of residual maturity between three to five years are classified in the "greater than five years" category.

(4) The risk management positions comprise foreign currency and rupee swaps. The risk management position has been adjusted for a sum of Rs. 586 million (US$ 12 million) on account of revaluation of swaps.

(5) The categorization for these items is different from that reported in the financial statements.

      The following table sets forth, at the date indicated, the amount of ICICI Bank's loans with residual maturities greater than one year that had fixed and variable interest rates.

                                               At March 31, 2003
                            ----------------------------------------------------
                                Fixed rate
                                  loans        Variable rate loans      Total
                            ----------------------------------------------------
                                                  (in millions)
Loans....................       Rs. 339,461         Rs. 182,369      Rs. 521,830

            Price Risk (Banking book)

      The following table sets forth, using the balance sheet at year-end fiscal 2003 as the base, one possible prediction of the impact of adverse changes in interest rates on net interest income for fiscal 2004, assuming a parallel shift in yield curve at year-end fiscal 2003.

                                                At March 31, 2003
                                           Change in interest rates
                                              (in basis points)
                               -------------------------------------------------
                                  (100)         (50)           50           100
                               ---------     --------    ---------    ----------
                                        (in millions, except percentages)
Rupee portfolio..............  Rs.   194     Rs.   97    Rs.  (97)    Rs.  (194)
Foreign currency portfolio...        (20)         (10)         10            20
Total                          Rs.   174     Rs.   87    Rs.  (87)    Rs.  (174)
                               =========     ========    ========     =========

      Based on our asset and liability position at year-end fiscal 2003, the sensitivity model shows that net interest income from the banking book for fiscal 2004 would fall by Rs. 174 million (US$ 4 million) if interest rates increased by 100 basis points during fiscal 2004. Conversely, the sensitivity model shows that if interest rates decreased by 100 basis points during fiscal 2004, net interest income for fiscal 2004 would rise by an equivalent amount of Rs. 174 million (US$ 4 million). Based on ICICI's asset and liability position at year-end fiscal 2002, the sensitivity model showed that net interest income for fiscal 2003 would fall by Rs. 365 million (US$ 8 million) if interest rates increased by 100 basis points during fiscal 2003. Interest rate risk numbers at year-end fiscal 2003 are low primarily due to the low duration of government securities portfolio maintained by us, large amount of floating rate housing loan originated during the year and a positive gap in the foreign currency portfolio.

      Sensitivity analysis, which is based upon a static interest rate risk profile of assets and liabilities, is used for risk management purposes only and the model above assumes that during the course of the year no other changes are made in the respective portfolios. Actual changes in net interest income will vary from the model.

                  Price Risk (Trading book)

      We undertake trading activities to enhance earnings through profitable trading for our own account. ICICI Securities, our investment banking subsidiary, is a primary dealer in government of India securities, and a significant proportion of its portfolio consists of government of India securities.

      The following tables sets forth, using the fixed income portfolio at year-end fiscal 2003 as the base, one possible prediction of the impact of changes in interest rates on the value of our rupee fixed income trading portfolio for fiscal 2004, assuming a parallel shift in yield curve.

                                                                       At March 31, 2003
                                         -----------------------------------------------------------------------
                                                                 Change in interest rates
                                                                     (in basis points)
                                         -----------------------------------------------------------------------
                                         Portfolio
                                           Size            (100)           (50)            50            100
                                         -----------------------------------------------------------------------
                                                                       (in millions)
Government of India securities......     Rs. 26,658      Rs. 1,600         Rs. 791     Rs.  (726)    Rs. (1,438)
Corporate debt securities...........          6,704            224             108          (119)          (190)
                                         -----------------------------------------------------------------------
Total...............................     Rs. 33,362      Rs. 1,824        Rs.  898     Rs.  (845)    Rs. (1,628)
                                         -----------------------------------------------------------------------

      At year-end fiscal 2003, the total value of our rupee fixed income portfolio was Rs. 33.4 billion (US$ 702 million). The sensitivity model shows that if interest rates increase by 100 basis points during fiscal 2004, the value of the trading portfolio, would fall by Rs. 1.6 billion (US$ 34 million). Conversely, if interest rates fell by 100 basis points during fiscal 2003, under the model, the value of this portfolio would rise by Rs. 1.8 billion (US$ 38 million). At year-end fiscal 2002, the sensitivity model showed that if interest rates increased by 100 basis points during fiscal 2003, the value of the trading portfolio would fall by Rs. 933 million (US$ 20 million). The increase at year-end fiscal 2003 was primarily due to the increase in the portfolio to Rs. 33.4 billion (US$ 702 million) from Rs. 20.2 billion (US$ 425 million) at year-end fiscal 2002.

      As noted above, sensitivity analysis is used for risk management purposes only and the model used above assumes that during the course of the year no other changes are made in the respective portfolios. Actual changes in the value of the fixed income portfolio will vary from the model above.

      We revalue our trading portfolio on a daily basis and recognize aggregate re-valuation losses in our profit and loss account. The asset liability management policy stipulates an interest rate risk limit which seeks to cap the risk on account of the mark-to-market impact on the mark-to-market book (under the Indian GAAP classification which is different from the US GAAP classification - see "Supervision and Regulation - Banks' Investment Classification and Valuation Norms") and the earnings at risk on the banking book, based on a sensitivity analysis of a 100 basis points parallel and immediate shift in interest rates.

      In addition, the Market Risk Management Group stipulates risk limits including position limits and stop loss limits for the trading book. These limits are monitored on a daily basis and reviewed periodically. In addition to risk limits, we also have risk monitoring tools such as Value-at-Risk models for measuring market risk in our trading portfolio.

      ICICI Bank is required to invest a specified percentage, currently 25.0%, of its liabilities in government of India securities to meet the statutory ratio requirement prescribed by the Reserve Bank of India. As a result, we have a very large portfolio of government of India securities and these are primarily classified as available for sale securities. Our available for sale securities included Rs. 244.1 billion (US$ 5.1 billion) of government of India securities. These are not included in the trading book analysis presented above.

                  Equity Risk

      We assume equity risk both as part of our investment book and our trading book. On the investment book, investments in equity shares and preference shares are essentially long-term in nature. Nearly all the equity investment securities have been driven by our project financing activities. The decision to invest in equity shares during project financing activities has been a conscious decision to participate in the equity of the company with the intention of realizing capital gains arising from the expected increases in market prices, and is separate from the lending decision.

      Trading account securities are recorded at market value. For the purpose of valuation of our available for sale equity investment securities, an assessment is made whether a decline in the fair value, below the amortized cost of the investments, is other than temporary. If the decline in fair value below the amortized cost is other than temporary, the decline is provided for in the income statement.

A temporary decline in value is excluded from the income statement and charged directly to the shareholders' equity. To assess whether a decline in fair value is temporary, the duration for which the decline had existed, industry and company specific conditions and dividend record are considered. Non-readily marketable securities for which there is no readily determinable fair value are recorded at cost. Venture capital investments are carried at fair value. However, they are generally carried at cost during the first year, unless a significant event occurs that affected the long-term value of the investment.

      At year-end fiscal 2003, the fair value of trading account equity securities was Rs. 187 million (US$ 4 million). The fair value of our available for sale equity securities investment portfolio, including non-readily marketable securities of Rs. 9.4 billion (US$ 198 million), was Rs. 25.5 billion (US$ 537 million). This included investments of approximately Rs. 5.4 billion (US$ 115 million) in liquid mutual fund units at year-end fiscal 2003. At year-end fiscal 2002, the fair value of trading equity securities was Rs. 742 million (US$ 16 million). The fair value of the available for sale equity securities investment portfolio, including non-readily marketable securities of Rs. 8.3 billion (US$ 174 million), was Rs. 28.5 billion (US$ 600 million).

                  Exchange Rate Risk

      We offer foreign currency hedge instruments like swaps, forwards, and currency options to clients, which are primarily banks and highly rated corporate customers. We actively use cross currency swaps, forwards, and options to hedge against exchange risks arising out of these transactions. Trading activities in the foreign currency markets expose us to exchange rate risks. This risk is mitigated by setting counterparty limits, stipulating daily and cumulative stop-loss limits, and engaging in exception reporting.

      Recently, the Reserve Bank of India has authorized the dealing of foreign currency-rupee options by banks for hedging foreign currency exposures including hedging of balance sheet exposures. We have begun offering such products to corporate clients and other inter-bank counterparties and are one of the largest participants in the currency options market accounting for a significant share of daily trading volume.

      In addition, foreign currency loans are made on terms that are similar to foreign currency borrowings, thereby transferring the foreign exchange risk to the borrower. Foreign currency cash balances are generally maintained abroad in currencies matching with the underlying borrowings.

                  Liquidity Risk

      Liquidity risk arises in the funding of lending, trading and investment activities and in the management of trading positions. It includes both the risk of unexpected increases in the cost of funding an asset portfolio at appropriate maturities and the risk of being unable to liquidate a position in a timely manner at a reasonable price. The goal of liquidity management is to be able, even under adverse conditions, to meet all liability repayments on time, to meet contingent liabilities, and fund all investment opportunities.

      We maintain diverse sources of liquidity to facilitate flexibility in meeting funding requirements. We fund our operations principally by accepting deposits from retail and corporate depositors and through public issuance of bonds. We also borrow in the short-term inter-bank market. Loan maturities, securitization of assets and loans, and sale of investments also provide liquidity. See "Operating and Financial Review and Prospects - Financial Condition - Liquidity Risk" for a detailed description of liquidity risk.

      Operational Risk

      ICICI Bank is exposed to many types of operational risk. Operational risk can result from a variety of factors, including failure to obtain proper internal authorizations, improperly documented transactions, failure of operational and information security procedures, computer systems, software or equipment, fraud, inadequate training and employee errors. ICICI Bank attempts to mitigate operational risk by maintaining a comprehensive system of internal controls, establishing systems and procedures to monitor transactions, maintaining key back-up procedures and undertaking regular contingency planning.

            Operational Controls and Procedures in Branches

      ICICI Bank has operating manuals detailing the procedures for the processing of various banking transactions and the operation of the application software. Amendments to these manuals are implemented through circulars sent to all offices.

      When taking a deposit from a new customer, ICICI Bank requires the new customer to complete a relationship form, which details the terms and conditions for providing various banking services. Photographs of customers are also obtained for ICICI Bank's records, and specimen signatures are scanned and stored in the system for online verification. ICICI Bank enters into a relationship with a customer only after the customer is properly introduced to ICICI Bank. When time deposits become due for repayment, the deposit is paid to the depositor. System generated reminders are sent to depositors before the due date for repayment. Where the depositor does not apply for repayment on the due date, the amount is transferred to an overdue deposits account for follow up.

      ICICI Bank has a scheme of delegation of financial powers that sets out the monetary limit for each employee with respect to the processing of transactions in a customer's account. Withdrawals from customer accounts are controlled by dual authorization. Senior officers have delegated power to authorize larger withdrawals. ICICI Bank's operating system validates the check number and balance before permitting withdrawals. Cash transactions over Rs. 1 million (US$ 21,030) are subject to special scrutiny to avoid money laundering. ICICI Bank's banking software has multiple security features to protect the integrity of applications and data.

      ICICI Bank gives importance to computer security and has s a comprehensive information technology security policy. Most of the information technology assets including critical servers are hosted in centralised data centers which are subject to appropriate physical and logical access controls.

            Operational Controls and Procedures for Internet Banking

       In order to open an Internet banking account, the customer must provide ICICI Bank with documentation to prove the customer's identity, including a copy of the customer's passport, a photograph and specimen signature of the customer. After verification of the same, ICICI Bank opens the Internet banking account and issues the customer a user ID and password to access his account online.

            Operational Controls and Procedures in Regional Processing Centers & Central Processing Centers

      To improve customer service at ICICI Bank's physical locations, ICICI Bank handles transaction processing centrally by taking away such operations from branches. ICICI Bank has centralized operations at regional processing centers located at 15 cities in the country. These regional processing centers process clearing checks and inter-branch transactions, make inter-city check collections, and engage in back office activities for account opening, standing instructions and auto-renewal of deposits.

      In Mumbai, ICICI Bank has centralized transaction processing on a nationwide basis for transactions like the issue of ATM cards and PIN mailers, reconciliation of ATM transactions, monitoring of ATM functioning, issue of passwords to Internet banking customers, depositing post-dated cheques received from retail loan customers and credit card transaction processing. Centralized processing has been extended to the issuance of personalized check books, back office activities of non-resident Indian accounts, opening of new bank accounts for customers who seek web broking services and recovery of service charges for accounts for holding shares in book-entry form.

            Operational Controls and Procedures in Treasury

      ICICI Bank has a high level of automation in trading operations. ICICI Bank uses technology to monitor risk limits and exposures. ICICI Bank's front office, back office and accounting and reconciliation functions are fully segregated in both the domestic treasury and foreign exchange treasury. The respective middle offices use various risk monitoring tools such as counterparty limits, position limits, exposure limits and individual dealer limits. Procedures for reporting breaches in limits are also in place.

      ICICI Bank's front office treasury operations for rupee transactions consists of operations in fixed income securities, equity securities and inter-bank money markets. ICICI Bank's dealers analyze the market conditions and take views on price movements. Thereafter, they strike deals in conformity with various limits relating to counterparties, securities and brokers. The deals are then forwarded to the back office for settlement.

      The inter-bank foreign exchange treasury operations are conducted through Reuters dealing systems. Brokered deals are concluded through voice systems. Deals done through Reuters systems are captured on a real time basis for processing. Deals carried out through voice systems are input in the system by the dealers for processing. The entire process from deal origination to settlement and accounting takes place via straight through processing. The processing ensures adequate checks at critical stages. Trade strategies are discussed frequently and decisions are taken based on market forecasts, information and liquidity considerations. Trading operations are conducted in conformity with the code of conduct prescribed by internal and regulatory guidelines.

      The Treasury Middle Office Group, which reports to the Executive Director, Corporate Centre, monitors counterparty limits, evaluates the mark-to-market impact on various positions taken by dealers and monitors market risk exposure of the investment portfolio and adherence to various market risk limits set up by the Risk, Compliance and Audit Group.

      ICICI Bank's back office undertakes the settlement of funds and securities. The back office has procedures and controls for minimizing operational risks, including procedures with respect to deal confirmations with counterparties, verifying the authenticity of counterparty checks and securities, ensuring receipt of contract notes from brokers, monitoring receipt of interest and principal amounts on due dates, ensuring transfer of title in the case of purchases of securities, reconciling actual security holdings with the holdings pursuant to the records and reports any irregularity or shortcoming observed.

      Audit

      The Internal Audit Group undertakes a comprehensive audit of all business groups and other functions, in accordance with a risk-based audit plan. This plan allocates audit resources based on an assessment of the operational risks in the various businesses. The Internal Audit group conceptualizes and implements improved systems of internal controls, to minimize operational risk. The audit plan for every fiscal year is approved by the Audit Committee of ICICI Bank's board of directors.

      The Internal Audit group also has a dedicated team responsible for information technology security audits. Various components of information technology from applications to databases, networks and operating systems are covered under the annual audit plan.

      The Reserve Bank of India requires banks to have a process of concurrent audits at branches handling large volumes, to cover a minimum of 50.0% of business volumes. ICICI Bank has instituted systems to conduct concurrent audits, using reputed chartered accountancy firms. Concurrent audits have also been arranged at the Regional Processing Centers and other centralised processing operations to ensure existence of and adherence to internal controls.

      Legal Risk

      The uncertainty of the enforceability of the obligations of ICICI Bank's customers and counter-parties, including the foreclosure on collateral, creates legal risk. Changes in law and regulation could adversely affect ICICI Bank. Legal risk is higher in new areas of business where the law is often untested by the courts. ICICI Bank seeks to minimize legal risk by using stringent legal documentation, employing procedures designed to ensure that transactions are properly authorized and consulting internal and external legal advisors.

      Derivative Instruments Risk

      ICICI Bank engages in limited trading of derivative instruments on its own account and generally enters into interest rate and currency derivative transactions primarily for the purpose of hedging interest rate and foreign exchange mismatches. ICICI Bank provides limited derivative services to selected major corporate customers and other domestic and international financial institutions, including foreign currency forward transactions and foreign currency and interest rate swaps. ICICI Bank's derivative transactions are subject to counter-party risk to the extent particular obligors are unable to make payment on contracts when due.

      Controls and Procedures

      ICICI Bank's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of ICICI Bank's "disclosure controls and procedures" (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of a date within 90 days prior to the filing date of this annual report and concluded that, as of the date of their evaluation, ICICI Bank's disclosure controls and procedures were effective to ensure that information required to be disclosed by ICICI Bank in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms.

      There has been no change in ICICI Bank's internal control over financial reporting that has occurred subsequent to the date of their most recent evaluation that has materially affected, or is reasonably likely to materially affect, ICICI Bank's internal control over financial reporting.

Loan Portfolio

      Our gross loan portfolio, which includes loans structured as debentures and preferred stock, was Rs. 684.6 billion (US$ 14.4 billion) at year-end fiscal 2003, an increase of 22.2% over ICICI's gross loan portfolio of Rs.
560.2 billion (US$ 11.8 billion), at year-end fiscal 2002. At year-end fiscal 2002, ICICI's gross loan portfolio decreased 11.8% to Rs. 560.2 billion (US$
11.8 billion) from Rs. 635.1 billion (US$ 13.3 billion) at year-end fiscal 2001, primarily due to securitization and sell-down of ICICI's loan portfolio. Approximately 86.5% of our gross loans were rupee loans at year-end fiscal 2003. At year-end fiscal 2003, our balance outstanding in respect of loans to corporates outside India was Rs. 536 million (US$ 11 million), representing approximately 0.1% of our total gross loan portfolio.

      Loan Portfolio by Categories

      The following table sets forth, at the dates indicated our gross rupee and foreign currency loans by business category.

                                                                          At March 31, (1)
                                    -----------------------------------------------------------------------------------------------
                                      1999             2000             2001             2002                     2003
                                    -----------------------------------------------------------------------------------------------
                                                                           (in millions)
Wholesale banking(2)                Rs.  423,604      Rs.  459,837     Rs. 511,312      Rs. 410,556     Rs. 385,143      US$ 8,100
  Rupee...........................       335,306           371,257         428,782          342,068         297,030          6,247
  Foreign currency................        88,298            88,581          82,530           68,488          88,113          1,853
Working capital finance                   22,697            75,606          44,442           42,225          74,422          1,565
  Rupee...........................        22,203            72,317          42,592           39,943          70,092          1,474
  Foreign currency................           494             3,289           1,850            2,282           4,330             91
Leasing and related activities (3)        51,472            35,254          39,741           24,332          17,862            376
  Rupee...........................        49,942            33,787          38,258           22,879          17,862            376
  Foreign currency ...............         1,530             1,467           1,483            1,453               -              -
Other(4)                                   5,862            24,835          39,563           83,135         207,213          4,357
  Rupee ..........................         5,862            24,835          39,563           83,135         207,213          4,357
  Foreign currency ...............             -                 -               -                -               -              -
Gross loans
  Rupee  .........................       413,308           502,196         549,195          488,025         592,197         12,454
  Foreign currency ...............        90,322            93,337          85,863           72,223          92,443          1,944
                                    -----------------------------------------------------------------------------------------------
Total gross loans ................       503,630           595,533         635,058          560,248         684,640         14,398
Allowance for loan losses.........       (28,524)          (34,085)        (33,035)         (36,647)        (54,219)        (1,140)
                                    -----------------------------------------------------------------------------------------------
Net loans ........................  Rs.  475,106      Rs.  561,448     Rs. 602,023      Rs. 523,601     Rs. 630,421    US$  13,258
                                    ===============================================================================================

--------------
(1) Data for fiscal 2003 is not comparable to fiscal 2001 and 2002, as data for fiscal 2001 and 2002 is only for ICICI and does not include ICICI Bank, as ICICI Bank was accounted for by the equity method in those fiscal years. Also, the average of loans at year-end fiscal 2001 and 2002 is not comparable with fiscal 1999 and 2000 due to deconsolidation of ICICI Bank effective April 1, 2000.

(2) Wholesale banking includes project finance, corporate finance and receivable financing but excludes leasing and related activities.

(3)  Leasing and related activities includes leasing and hire purchase.

(4) Other includes retail finance asset, bills discounted and inter-corporate deposits

      The proportion of foreign currency loans to total gross loans has decreased from 18.0% of ICICI's total gross loans at year-end fiscal 1999 to 13.5% of our gross loans at year-end fiscal 2003 due to a decrease in demand for these loans.

      Collateral -- Completion, Perfection and Enforcement

      Our loan portfolio consists largely of project and corporate finance and working capital loans to corporate borrowers, and loans to retail customers for financing purchase of residential property, vehicles, consumer durable products, medical equipment and farm and construction equipment, and personal loans and credit card receivables. Corporate finance and project finance loans are typically secured by a first lien on fixed assets, which normally consists of property, plant and equipment. These security interests are perfected by the registration of these interests within 30 days with the Registrar of Companies pursuant to the provisions of the Indian Companies Act. We may also take security of a pledge of financial assets like marketable securities, corporate guarantees and personal guarantees. This registration amounts to a constructive public notice to other business entities. Working capital loans are typically secured by a first lien on current assets, which normally consist of inventory and receivables. Additionally, in some cases, we may take further security of a first or second lien on fixed assets, a pledge of financial assets like marketable securities, corporate guarantees and personal guarantees. A substantial portion of our loans to retail customers is also secured by a first lien on the assets financed (predominantly property and vehicles). In general, our loans are over-collateralized. In India, there are no regulations stipulating any loan-to-collateral limits.

      In India, foreclosure on collateral generally requires a written petition to an Indian court. An application, when made, may be subject to delays and administrative requirements that may result, or be accompanied by, a decrease in the value of the collateral. These delays can last for several years leading to deterioration in the physical condition and market value of the collateral. In the event a corporate borrower makes an application for relief to a specialized quasi-judicial authority called the Board for Industrial and Financial Reconstruction, foreclosure and enforceability of collateral is stayed. In fiscal 2003, the Indian Parliament passed the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002, which is expected to strengthen the ability of lenders to resolve non-performing assets by granting them greater rights as to enforcement of security and recovery of dues. Petitions challenging the constitutional validity of this legislation are currently pending before the Indian Supreme Court. There can be no assurance that the legislation in its current form will be upheld by the Indian Supreme Court or that it will have a favorable impact on our efforts to resolve non-performing assets. See "Overview of the Indian Financial Sector - Recent Structural Reforms - Legislative Framework for Recovery of Debts due to Banks".

      We recognize that our ability to realize the full value of the collateral in respect of current assets is difficult, due to, among other things, delays on our part in taking immediate action, delays in bankruptcy foreclosure proceedings, defects in the perfection of collateral and fraudulent transfers by borrowers. However, cash credit facilities are so structured that we are able to capture the cash flows of our customers for recovery of past due amounts. In addition, we have a right of set-off for amounts due to us on these facilities. Also, we monitor the cash flows of our working capital loan customers on a daily basis so that we can take any actions required before the loan becomes impaired. On a case-by-case basis, we may also stop or limit the borrower from drawing further credit from its facility.

            Loan Concentration

      We follow a policy of portfolio diversification and evaluate our total financing exposure in a particular industry in light of our forecasts of growth and profitability for that industry. ICICI Bank's Risk, Compliance and Audit Group monitors all major sectors of the economy and specifically follows industries in which ICICI Bank has credit exposures. We seek to respond to any economic weakness in an industrial segment by restricting new credits to that industry segment and any growth in an industrial segment by increasing new credits to that industry segment, resulting in active portfolio management. ICICI Bank's current policy is to limit its loan portfolio to any particular industry (other than retail loans) to 15.0%.

      Pursuant to the guidelines of the Reserve Bank of India, ICICI Bank's credit exposure to individual borrowers must not exceed 15.0% of its capital funds comprising Tier 1 and Tier 2 capital, calculated pursuant to the guidelines of the Reserve Bank of India, under Indian GAAP. Credit exposure to individual borrowers may exceed the exposure norm of 15.0% of a bank's capital funds by an additional 5.0% (i.e. up to 20.0%) provided the additional credit exposure is on account of infrastructure financing. ICICI Bank's exposure to a group of companies under the same management control must not exceed 40.0% of its capital funds unless the exposure is in respect of an infrastructure project. In that case, the exposure to a group of companies under the same management control may be up to 50.0% of ICICI Bank's capital funds. Pursuant to the Reserve Bank of India guidelines, exposure for funded facilities is calculated as the total approved limit or the outstanding funded amount, whichever is higher (for term loans, as undisbursed commitments plus the outstanding amount). Exposure for non-funded facilities is calculated as 50.0% of the approved amount or the outstanding non-funded amount, whichever is higher (100.0% of the approved amount or the outstanding non-funded amount, whichever is higher, with effect from fiscal 2004). ICICI Bank is in compliance with these limits, except in the case of two borrowers to whom its exposure is in excess of the single exposure limit. The excess over the single borrower exposure limits in respect of these two borrowers is mainly due to the reduction in the level of reserves under Indian GAAP, as a result of adjustments arising out of the amalgamation. ICICI's exposure to these borrowers was not in excess of the limit at the time of providing the assistance. The Reserve Bank of India has granted its approval for exceeding the single exposure limit in the case of these two borrowers until the date of completion or stabilization of the projects.

      The following table sets forth, at the dates indicated, our gross loans outstanding, including loans structured as debentures and preferred stock, by the borrower's industry or economic activity.

                                                                              At March 31,(1)
                     ---------------------------------------------------------------------------------------------------------------
                           1999                2000                2001                2002                   2003
                     --------------------------------------------------------------------------------------------------------------
                                                  (in millions, except percentages)
Retail finance.......Rs.    602    0.1%   Rs. 6,679     1.1% Rs. 27,106    4.3%  Rs. 72,789   13.0%  Rs. 188,286   US$ 3,960   27.5%
Iron and steel.......    48,908    9.7       59,246     9.9      70,547   11.1       71,272   12.7        72,473       1,524   10.6
Power................    40,154    8.0       56,162     9.4      66,368   10.5       61,159   10.9        56,091       1,180    8.2
Services.............    40,500    8.0       62,997    10.6      74,425   11.7       47,676    8.5        45,443         956    6.6
Textiles.............    35,979    7.1       42,019     7.1      47,052    7.4       40,867    7.3        40,279         847    5.9
Telecom..............     9,867    2.0       15,903     2.7      20,244    3.2       25,547    4.6        27,458         577    4.0
Crude petroleum and
petroleum refining...    44,492    8.8       51,338    8.6       54,822    8.6       32,099    5.7        24,556         516    3.6
Electronics..........    11,275    2.2       12,597     2.1      15,032    2.4       17,817    3.2        20,722         436    3.0
Cement...............    17,069    3.4       19,559     3.3      25,709    4.0       19,088    3.4        18,774         395    2.7
Transport equipment..    18,226    3.6       23,020     3.9      19,613    3.1       13,086    2.3        12,872         271    1.9
Food products........     6,293    1.2        7,736     1.3       8,755    1.4        9,264    1.7        12,174         256    1.8
Basic chemicals......    18,864    3.7       22,058     3.7      15,825    2.5       14,115    2.5        12,147         255    1.8
Machinery............    19,562    3.9       19,089     3.2      16,973    2.7       13,196    2.4        11,346         239    1.7
Fertilizers and
  pesticides........     18,493    3.7       21,001     3.5      17,801    2.8        9,202    1.6        11,025         232    1.6
Transportation.......    17,795    3.5       18,982     3.2      15,568    2.5        8,715    1.6        10,744         226    1.6
Paper and paper
  products..........     12,655    2.5       16,934     2.8      16,205    2.6       12,865    2.3        10,651         224    1.6
Petrochemicals.......     8,128    1.6        7,396     1.2      11,471    1.8        7,621    1.4        10,436         219    1.5
Man-made fibers......    11,832    2.3       11,505     1.9      11,061    1.7        8,670    1.5         9,891         208    1.4
Metal products.......     7,847    1.6        9,783     1.7       7,924    1.2        6,912    1.2         9,094         191    1.3
Electrical
  equipment.........     12,738    2.5       18,526     3.1      14,068    2.2        8,357    1.5         8,490         178    1.2
Sugar................     7,872    1.6        9,464     1.6       9,718    1.5        7,645    1.4         8,378         176    1.2
Plastics.............     9,022    1.8       10,988     1.8      11,213    1.8       10,086    1.8         7,825         165    1.1
Non-ferrous metals...     5,453    1.1        5,376     0.9       4,473    0.7        6,536    1.2         6,868         144    1.0
Drugs................     6,616    1.3        6,936     1.2       9,950    1.6        7,766    1.4         5,464         115    0.8
Rubber and rubber
  products..........      3,321    0.7        4,086     0.7       3,431    0.5        3,500    0.6         3,006          63    0.4
Mining...............     7,918    1.6        8,330     1.4       6,503    1.0        4,970    0.9         2,413          51    0.4
Other chemicals......       774    0.2          332     0.1         335    0.1          189    0.0           428           9    0.1
Other (2)............    61,375   12.3       47,491     8.0      32,866    5.1       19,239    3.4        37,306         785    5.5
                    ----------------------------------------------------------------------------------------------------------------
Gross loans.........Rs. 503,630  100.0%  Rs.595,533  100.0% Rs. 635,058  100.0%  Rs.560,248  100.0%  Rs. 684,640  US$ 14,398  100.0%
                                 =====               ======              =====               =====                             =====
Allowance for
  loan losses.......    (28,524)            (34,085)            (33,035)            (36,647)             (54,219)     (1,140)
                    -----------          ----------         -----------
Net loans...........Rs. 475,106         Rs. 561,448         Rs. 602,023          Rs.523,601           Rs.630,421  US$ 13,258
                    ===========         ===========         ===========          ==========          ===========---------------

-----------------
(1) Data for fiscal 2003 is not comparable to fiscal 2001 and 2002, as data for fiscal 2001 and 2002 is only for ICICI and does not include ICICI Bank, as ICICI Bank was accounted for by the equity method in those fiscal years. Also, loans outstanding at year-end fiscal 2001 and 2002 are not comparable with fiscal 1999 and 2000 due to deconsolidation of ICICI Bank effective April 1, 2000.
(2) Other principally includes shipping, printing, mineral products, glass and glass products, watches, healthcare, gems and jewelry, leather and wood products industries.

      Our gross loan portfolio at year-end fiscal 2003 increased by 22.2% compared to ICICI's gross loan portfolio at year-end fiscal 2002. The largest increase was in retail finance, which constituted 27.5% of gross loans at year-end fiscal 2003 compared to 13.0% of ICICI's gross loan portfolio at year-end fiscal 2002 and 4.3% of ICICI's gross loan portfolio at year-end fiscal 2001. Our gross loans to the iron and steel sector as a percentage of gross loans decreased to 10.6% at year-end fiscal 2003 compared to 12.7% of ICICI's gross loan portfolio at year-end fiscal 2002. Our gross loans to the power sector as a percentage of gross loans decreased to 8.2% at year-end fiscal 2003 compared to 10.9% of ICICI's gross loan portfolio at year-end fiscal 2002. Retail finance accounted for 2.1% of our gross other impaired loans at year-end fiscal 2003. The iron and steel sector accounted for 35.5% of our gross restructured loans and 10.2% of our gross other impaired loans at year-end fiscal 2003. The power sector accounted for 0.9% of our gross restructured loans and 21.3% of our gross other impaired loans at year-end fiscal 2003. See also "-Impaired Loans".

      At year-end fiscal 2003, our 20 largest borrowers accounted for approximately 21.2% of our gross loan portfolio, with the largest borrower accounting for approximately 2.2% of our gross loan portfolio. The largest group of companies under the same management control accounted for approximately 4.9% of our gross loan portfolio.

      Geographic Diversity

      Except as described below, our portfolios were geographically diversified throughout India, primarily reflecting the location of our corporate borrowers. The states of Maharashtra and Gujarat, two of the most industrialized states in India, accounted for the largest proportion of our gross loans outstanding at year-end fiscal 2003.

      Directed Lending

      The Reserve Bank of India requires banks to lend to certain sectors of the economy. Such directed lending is comprised of priority sector lending, export credit and housing finance.

                  Priority Sector Lending

      The Reserve Bank of India has established guidelines requiring banks to lend 40.0% of their net bank credit (total domestic loans less marketable debt instruments and certain exemptions permitted by the Reserve Bank of India from time to time) to certain specified sectors called priority sectors. Priority sectors include small-scale industries, the agricultural sector, food and agri-based industries, small businesses and housing finance up to certain limits. Out of the 40.0%, banks are required to lend a minimum of 18.0% of their net bank credit to the agriculture sector and the balance to certain specified sectors, including small scale industries (defined as manufacturing, processing and services businesses with a limit on investment in plant and machinery of Rs. 10 million), small businesses, including retail merchants, professional and other self employed persons and road and water transport operators, housing loans up to certain limits and to specified state financial corporations and state industrial development corporations.

      While granting its approval for the amalgamation, the Reserve Bank of India stipulated that since ICICI's loans transferred to us were not subject to the priority sector lending requirement, we are required to maintain priority sector lending of 50.0% of our net bank credit on the residual portion of our advances (i.e. the portion of our total advances excluding advances of ICICI at year-end fiscal, 2002, henceforth referred to as residual net bank credit). This additional 10.0% priority sector lending requirement will apply until such time as our aggregate priority sector advances reach a level of 40.0% of our total net bank credit. The Reserve Bank of India's existing instructions on sub-targets under priority sector lending and eligibility of certain types of investments/ funds for qualification as priority sector advances apply to us.

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

      At year-end fiscal 2003, our priority sector loans were Rs. 83.7 billion (US$ 1.8 billion), constituting 75.6% of our residual net bank credit against the requirement of 50.0%. The following table sets forth our priority sector loans, at year-end fiscal 2003, broken down by the type of borrower.


                                                                 % of residual
                                                                 net bank credit
                                              At March 31,        at March 31,
                                      ------------------------------------------
                                            2003           2003           2003
                                      ------------------------- ----------------
                                           (in millions, except percentages)
 Small scale industries...............Rs.  2,686    US$      57            2.4%
 Others including small businesses....    59,436          1,250           53.7
 Agricultural sector..................    21,601            454           19.5
                                      ----------    -----------           ----
 Total................................Rs. 83,723    US$   1,761           75.6%
                                      ==========    ===========           ====

                  Export Credit

      As part of directed lending, the Reserve Bank of India also requires banks to make loans to exporters at concessional rates of interest. Export credit is provided for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies. At the end of the fiscal year, 12.0% of a bank's net bank credit is required to be in the form of export credit. This requirement is in addition to the priority sector lending requirement but credits extended to exporters that are small scale industries or small businesses may also meet part of the priority sector lending requirement. The Reserve Bank of India provides export refinancing for an eligible portion of total outstanding export loans at the bank rate prevailing in India from time to time. The interest income earned on export credits is supplemented through fees and commissions earned from these exporter customers from other fee-based products and services taken by them from us, such as foreign exchange products and bill handling. At year-end fiscal 2003, our export credit was Rs. 4.1 billion (US$ 87 million), constituting 3.7 % of our residual net bank credit.

                  Housing Finance

      The Reserve Bank of India requires banks to lend up to 3.0% of their incremental deposits in the previous fiscal year for housing finance. This can be in the form of home loans to individuals or investments in the debentures and bonds of the National Housing Bank and housing development institutions recognized by the government of India. Housing finance also qualifies as priority sector lending. At year-end fiscal 2003, our housing finance qualifying as priority sector advances was Rs. 49.7 billion (US$ 1.0 billion).

Impaired Loans

      The following discussion on impaired loans is based on US GAAP. For classification of impaired loans under Indian regulatory requirements, see "Supervision and Regulation - Loan Loss Provisions and Impaired Assets".

      Impact of Economic Environment on the Industrial Sector

      In the past few years the Indian economy has been impacted by negative trends in the global marketplace, particularly in the commodities markets, and recessionary conditions in various economies, which have impaired the operating environment for the industrial sector. The manufacturing sector has also been impacted by several other factors, including increased competition arising from economic liberalization in India and volatility in industrial growth and commodity prices. This has led to stress on the operating performance of Indian corporations and the impairment of a significant amount of loan assets in the financial system, including loan assets of ICICI and ICICI Bank. Certain Indian corporations are coming to terms with this new competitive reality through a process of restructuring and repositioning, including rationalization of capital structures and production capacities. The process of restructuring continued during fiscal 2003. This continuing process of restructuring as well as the impairment of loans to borrowers adversely impacted by the changing operating environment but for whom financial restructuring was not approved, resulted in an increase in our restructured and other impaired loans during fiscal 2003.

         Recognition of Impaired Loans

      We identify a loan as impaired when it is probable that we will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. Until year-end fiscal 2003, a loan was also considered to be impaired if interest or principal was overdue for more than 180 days. The Reserve Bank of India's revised asset classification rules effective from fiscal 2004 now require Indian banks to classify an asset as impaired when principal or interest has remained overdue for more than 90 days. Delays or shortfalls in loan payments are evaluated along with other factors to determine if a loan should be placed on non-accrual status. Generally, loans with delinquencies under 180 days (90 days from fiscal 2004) are placed on non-accrual status only if specific conditions indicate that impairment is probable. The decision to place a loan on non-accrual status is also based on an evaluation of the borrower's financial condition, collateral, liquidation value, and other factors that affect the borrower's ability to repay the loan in accordance with the contractual terms. Generally, at the time a loan is placed on non-accrual status, interest accrued and uncollected on the loan in the current fiscal year is reversed from income, and interest accrued and uncollected from the prior year is charged off against the allowance for loan losses. Thereafter, interest on non-accrual loans is recognized as interest income only to the extent that cash is received and future collection of principal is not in doubt. When borrowers demonstrate over an extended period the ability to repay a loan in accordance with the contractual terms of a loan, which we classified as non-accrual, the loan is returned to accrual status.

      We classify a loan as a troubled debt restructuring where we have made concessionary modifications, that we would not otherwise consider, to the contractual terms of the loan to a borrower experiencing financial difficulties. Such loans are placed on a non-accrual status. For these loans, cash receipts are typically applied to principal and interest in accordance with the terms of the restructured loan agreement. With respect to restructured loans, performance prior to the restructuring or significant events that coincide with the restructuring are evaluated in assessing whether the borrower can meet the rescheduled terms and may result in the loan being returned to accrual status after a performance period.

      Consumer loans are generally identified as impaired not later than a predetermined number of days overdue on a contractual basis. The number of days is set at an appropriate level by loan product. The policy for suspending accruals of interest and impairment on consumer loans varies depending on the terms, security and loan loss experience characteristics of each product.

      The value of impaired loans is measured at the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price, or the fair value of the collateral if the recovery of the loan is solely collateral dependent. If the value of the impaired loan is less than the recorded investment in the loan, we recognize this impairment by creating a valuation allowance with a corresponding charge to the provision for loan losses.

      Our gross restructured loans increased 55.0% during fiscal 2003 to Rs.
147.4 billion (US$ 3.1 billion) at year-end fiscal 2003, from ICICI's gross restructured loans of Rs. 95.1 billion (US$ 2.0 billion) at year-end fiscal 2002 primarily due to restructuring of loans to companies in the iron and steel, cement and electronics industries and reclassification of other impaired loans of Rs. 5.5 billion (US$ 116 million) as restructured loans at year-end fiscal 2003 after restructuring of these impaired loans in fiscal 2003. Gross other impaired loans increased 63.8% during fiscal 2003 to Rs. 83.2 billion (US$ 1.7 billion) at year-end fiscal 2003, from ICICI's gross other impaired loans of Rs. 50.8 billion (US$ 1.1 billion) at year-end fiscal 2002 primarily due to increase in respect of borrowers in the power, metal product and fertilizer and pesticides industries. See also "-Impact of Economic Environment on the Industrial Sector". As a percentage of net loans, net restructured loans were 19.5% at year-end fiscal 2003 compared to 14.8% of ICICI's net loans at year-end fiscal 2002 and net other impaired loans were 8.8% at year-end fiscal 2003 compared to 6.3% of ICICI's net loans at year-end fiscal 2002.

      The following table sets forth, at the dates indicated, our gross restructured rupee and foreign currency loan portfolio by business category.

                                                                           At March 31,
                                  ----------------------------------------------------------------------------------------------
                                       1999            2000            2001             2002                   2003
                                  ----------------------------------------------------------------------------------------------
                                                                (in millions, except percentages)
Wholesale banking(1)..............  Rs.   13,171     Rs.   18,513     Rs.  37,726      Rs.  84,048     Rs.135,421       US$2,848
  Rupee...........................         8,549           11,896          25,190           60,017         83,074          1,747
  Foreign currency................         4,622            6,617          12,536           24,031         52,347          1,101
Working capital finance...........             -               33             818            5,283         11,084            233
  Rupee...........................             -               33             818            5,283         11,084            233
  Foreign currency................             -                -               -                -              -              -
Leasing and related activities(2).             -                -           5,137            5,652            886             19
  Rupee...........................             -                -           5,137            5,652            886             19
  Foreign currency................             -                -               -                -              -              -
Other(3)..........................             -                -               -              105              -              -
  Rupee...........................             -                -               -              105              -              -
  Foreign currency................             -                -               -                -              -              -
Total restructured loans
  Rupee...........................         8,549           11,929          31,145           71,057         95,044          1,999
  Foreign currency................         4,622            6,617          12,536           24,031         52,347          1,101
                                  ----------------------------------------------------------------------------------------------
Gross restructured loans..........        13,171           18,546          43,681           95,088        147,391          3,100
Allowance for loan losses.........       (6,422)          (7,751)        (11,372)         (17,722)       (24,732)          (520)
                                  ----------------------------------------------------------------------------------------------
Net restructured loans............ Rs.     6,749     Rs.   10,795    Rs.   32,309      Rs.  77,366    Rs. 122,659    US$   2,580
                                  ==============================================================================================

Gross loan assets................. Rs.   503,630     Rs.  595,533    Rs.  635,058      Rs. 560,248    Rs. 684,640    US$  14,398
Net loan assets...................       475,106          561,448         602,023          523,601        630,421         13,258
Gross restructured loans as a
  percentage of gross loan assets.          2.62%            3.11%           6.88%           16.97%         21.53%
Net restructured loans as a
  percentage of net loan assets...          1.42%            1.92%           5.37%           14.78%         19.45%
---------------------------

(1) Includes project finance, corporate finance and receivables financing, excluding leasing and related activities.

(2)  Includes leasing and hire purchase.

(3) Other includes retail finance asset, bills discounted and inter-corporate deposits.

      The following table sets forth, at the dates indicated, our gross other impaired rupee and foreign currency loan portfolio by business category.

                                                                         At March 31,
                                  --------------------------------------------------------------------------------------------
                                         1999              2000            2001             2002               2003
                                  --------------------------------------------------------------------------------------------
                                                              (in millions, except percentages)
Wholesale banking(1)..............Rs.   41,611     Rs.   45,616     Rs.  39,430      Rs.  48,093      Rs.67,906       US$1,428
Rupee.............................Rs.   27,634           29,714          23,514           32,847         50,864          1,070
  Foreign currency................      13,977           15,902          15,916           15,246         17,042            358
Working capital finance...........       1,158            1,420           1,234            1,699         11,907            250
  Rupee...........................       1,158            1,420           1,234            1,699         11,907            250
  Foreign currency................           -                -               -                -              -              -
Leasing and related activities(2).       2,360            2,965             899              731          1,550             33
  Rupee...........................       2,360            2,965             899              731          1,550             33
  Foreign currency................           -                -               -                -              -              -
Other(3)..........................         187              573             181              231          1,793             38
  Rupee...........................         187              573             181              231          1,793             38
  Foreign currency................           -                -               -                -              -              -
Total other impaired loans
  Rupee...........................      31,339           34,672          25,828           35,508         66,114          1,391
  Foreign currency................      13,977           15,902          15,916           15,246         17,042            358
                                  ----------------------------------------------------------------------------------------------
Gross other impaired loans........      45,316           50,574          41,744           50,754         83,156          1,749
Allowance for loan losses.........     (22,102)         (26,334)        (21,663)         (17,567)       (27,837)          (585)
                                  ---------------------------------------------------------------------------------------------
Net other impaired loans..........Rs.   23,214     Rs.   24,240    Rs.   20,081     Rs.   33,187   Rs.   55,319    US$   1,164
                                  =============================================================================================


                                                                         At March 31,
                                  --------------------------------------------------------------------------------------------
                                         1999              2000            2001             2002               2003
                                  --------------------------------------------------------------------------------------------
                                                              (in millions, except percentages)

Gross loan assets.................Rs.  503,630      Rs. 595,533     Rs. 635,058       Rs.560,248     Rs.684,640     US$ 14,398
Net loan
assets............................     475,106          561,448         602,023          523,601        630,421         13,258
Gross other impaired loans as a
  percentage of gross loan
  assets..........................        9.00%            8.49%           6.57%            9.06%         12.15%
Net other impaired loans as a
  percentage of net loan assets...        4.89%            4.32%           3.34%            6.34%          8.77%

-----------

(1) Includes project finance, corporate finance and receivables financing, excluding leasing and related activities.
(2)  Includes leasing and hire purchase.
(3) Other includes retail finance asset, bills discounted and inter-corporate deposits.

      The following table sets forth, at the dates indicated, gross restructured loans by borrowers' industry or economic activity and as a percentage of total gross restructured loans.

                                                                                At March 31,
                           --------------------------------------------------------------------------------------------------------
                               1999                2000                2001                2002                 2003
                           --------------------------------------------------------------------------------------------------------
                                                                      (in millions, except percentages)
Iron and steel ............Rs.  909    6.9%  Rs.  1,461    7.9%  Rs.  7,270   16.6%  Rs. 18,013   18.9%  Rs. 52,295  US$1,100  35.5%
Textiles ..................   1,611   12.2        2,276   12.3       12,437   28.5       21,468   22.6       15,660       329  10.6
Cement ....................     286    2.2          300    1.6          888    2.0        3,454    3.6       10,102       212   6.9
Transport equipment .......      13    0.1           13    0.1          418    1.0        5,857    6.2        7,219       152   4.9
Paper and paper products...     137    1.0          338    1.8        2,211    5.1        6,076    6.4        5,669       119   3.8
Electronics ...............     868    6.6          933    5.0          854    2.0          899    0.9        5,555       117   3.8
Plastics ..................   2,447   18.6        2,525   13.6        2,586    5.9        2,738    2.9        4,829       102   3.3
Man-made fibers ...........   2,616   19.9        3,456   18.6        4,561   10.4        5,759    6.1        4,641        98   3.1
Services ..................     688    5.2        1,098    5.9        1,605    3.7        2,710    2.8        4,589        97   3.1
Sugar .....................     209    1.6          570    3.1          446    1.0        2,859    3.0        4,250        89   2.9
Petrochemicals ............     546    4.1          710    3.8          937    2.1          853    0.9        3,793        80   2.6
Machinery .................     209    1.6          283    1.5          902    2.1        1,336    1.4        3,773        79   2.6
Fertilizers and
  pesticides...............      99    0.8           76    0.4          141    0.3        3,695    3.9        3,168        67   2.1
Basic chemicals ...........     703    5.2        1,527    8.2        1,306    3.0        1,991    2.1        1,983        42   1.3
Power......................       -      -           28    0.2        2,278    5.2          915    0.9        1,229        26   0.9
Non-ferrous metals ........     160    1.2          214    1.2          180    0.4        1,337    1.4        1,164        24   0.8
Electrical equipment ......     121    0.9          235    1.3        1,035    2.4        1,713    1.8        1,086        23   0.7
Metal products ............      86    0.7          171    0.9          761    1.7          636    0.7        1,030        22   0.7
Food products .............     588    4.5          655    3.5          707    1.6          434    0.5          550        12   0.4
Rubber and rubber
  products.................     150    1.1          143    0.8          169    0.4          460    0.5          449         9   0.3
Drugs .....................       -      -            -      -           27    0.1          189    0.2          356         7   0.2

Other chemicals ...........       -      -            -      -            -      -          -        -           21         -     -
Other(1) ..................     725    5.6        1,534    8.3        1,962    4.5       11,696   12.3       13,980       294   9.5
                          ---------------------------------------------------------------------------------------------------------
Gross restructured loans..Rs.13,171  100.0%  Rs. 18,546  100.0%  Rs. 43,681  100.0%  Rs. 95,088  100.0%  Rs.147,391  US$3,100  100%
                                     =====               =====               =====               =====                         ===
Aggregate allowance for
  loan osses...............  (6,422)             (7,751)            (11,372)            (17,722)            (24,732)     (520)
                           --------          ----------          ----------          -----------         --------------------
Net restructured loans.....Rs.6,749          Rs. 10,795          Rs. 32,309          Rs.  77,366         Rs.122,659  US$2,580
                           ========          ==========          ==========          ===========         ====================

--------------
(1) Other principally includes telecom, shipping, real estate, construction, wood, non-bank finance companies, glass, computer software, tea, agriculture, vegetable oil, fishing, printing, floriculture, leather, crude petroleum and retail finance assets.

      The following table sets forth, at the dates indicated, gross other impaired loans by borrowers' industry or economic activity and as a percentage of total gross other impaired loans.

                                                                                At March 31,
                            -------------------------------------------------------------------------------------------------------
                               1999                2000                2001                2002                 2003
                           - ------------------------------------------------------------------------------------------------------
                                                                      (in millions, except percentages)
Power ....................Rs.    35    0.2%  Rs.     71    0.0%   Rs.     -      -%   Rs. 6,009   11.9%   Rs.17,733  US$ 373   21.3%
Iron and steel ...........    5,058   11.2        4,942    9.8        5,894   14.1        5,899   11.6        8,481      178   10.2
Metal products ...........    2,872    6.3        3,284    6.5        2,970    7.1        2,628    5.2        7,003      147    8.4
Textiles .................    3,764    8.3        5,978   11.8        6,041   14.5        4,250    8.4        4,964      104    6.0
Basic chemicals ..........    3,101    6.9        2,879    5.7        2,075    5.0        4,412    8.7        4,624       97    5.6
Petrochemicals ...........      157    0.3          169    0.3           86    0.2        3,440    6.8        4,029       85    4.8
Fertilizers and
  pesticides .............      450    1.0          442    0.9          193    0.5          163    0.3        3,282       69    3.9
Electrical equipment .....    1,333    2.9        1,653    3.3        1,652    4.0        2,008    4.0        3,178       67    3.8
Drugs ....................    2,448    5.4        2,481    4.9        2,401    5.7        2,544    5.0        2,588       54    3.2
Services .................    1,768    3.9        2,015    4.0        1,324    3.2          416    0.8        2,255       47    2.7
Electronics ..............    2,829    6.2        2,537    5.0        1,456    3.5        1,281    2.5        2,166       45    2.6
Cement ...................    1,728    3.8        1,371    2.7        1,972    4.7        1,287    2.5        1,779       37    2.1
Machinery ................    1,696    3.7        1,802    3.6          919    2.2        2,596    5.1        1,759       37    2.1
Man-made fibers ..........    3,993    8.8        4,092    8.1        2,129    5.1        1,802    3.6        1,661       35    2.0
Paper and paper products .    1,125    2.5        3,147    6.2        2,456    5.9        2,199    4.3        1,582       33    1.9
Food products ............    2,523    5.6        2,663    5.3        2,415    5.8        1,389    2.8        1,323       28    1.6
Sugar ....................      291    0.7          951    1.9        1,461    3.5          722    1.4        1,262       27    1.5
Plastics .................    1,268    2.8        1,312    2.6        1,280    3.1        1,137    2.2        1,142       24    1.4
Transport equipment ......      856    1.9          852    1.7          761    1.8          715    1.4          790       17    1.0
Non-ferrous metals .......      597    1.3          639    1.3          503    1.2          447    0.9          447       10    0.5
Other chemicals ..........        6      -           48    0.1           45    0.1           92    0.2          357        8    0.4
Rubber and rubber
  products................      462    1.0          485    1.0          335    0.8          328    0.6          328        7    0.4
Other(1) .................    6,956   15.3        6,761   13.3        3,376    8.0        4,990    9.8       10,423      220   12.6
                          ----------------------------------------------------------------------------------------------------------
Gross other impaired
  loans...................Rs.45,316  100.0%  Rs. 50,574  100.0%   Rs.41,744  100.0%   Rs.50,754  100.0%   Rs.83,156 US$ 1,749   100%
                                     =====               =====               =====               =====                          ===
Aggregate allowance for
   loan losses............  (22,102)            (26,334)            (21,663)            (17,567)            (27,837)     (585)
                          ---------          ----------          ----------          ----------          --------------------
Net other impaired loans .Rs.23,214          Rs. 24,240          Rs. 20,081          Rs. 33,187          Rs. 55,319  US$1,164
                          =========          ==========          =========           ==========          ==========----------

-----------------
(1) Other principally includes telecom, construction, non-bank finance companies, shipping, vegetable oil, health care, printing, computer software, road, wood, mineral product, tea, glass, agriculture, fishing, trade, leather, gems and jewelry, crude petroleum, mining and retail finance assets.

      The largest proportion of our restructured and other impaired loans was to the iron and steel, textiles and power industries. There is a risk that restructured and other impaired loans in each of these sectors and in other sectors including petrochemicals and electronics industries could increase if Indian economic conditions deteriorate or there is a negative trend in global commodity prices.

      Iron and Steel. Over the last few years, a persistent downward trend in international steel prices to historic lows has had a significant impact on companies in this sector. In addition, a significant reduction in import tariffs led to price competition from certain countries, significantly reducing domestic prices. Our outlook for this sector is positive owing to the recent increase in prices and an increase in exports. In fiscal 2000 and fiscal 2001, the increase in ICICI's assets in this sector was primarily due to phased disbursements to projects that were approved earlier. While most of these projects have now been completed, a part of these loans is to projects still under implementation. At year-end fiscal 2003, we had classified 72.2% of our gross loans in this sector as restructured loans and 11.7% as other impaired loans.

      Textiles. Over the last few years, the textiles sector was adversely affected by the impact of erratic monsoons on cotton production, the South-east Asian economic crisis and competitive pressures from other low cost textile producing countries. A substantial portion of our loans to this sector have been classified as impaired. At year-end fiscal 2003, we had classified 38.9% of our gross loans in this sector as restructured loans and 12.3% as other impaired loans.

      Power. At year-end fiscal 2003, we had classified 2.2% of our total loans to the power sector as restructured loans and 31.6% as other impaired loans. Other impaired loans primarily include loans to two large borrowers. These include a large private sector power generation project in the state of Maharashtra, the implementation of which is currently suspended on account of a dispute between the power project and the purchaser, the state electricity board. The matter is currently pending before the Indian courts, while parallel efforts are continuing for an out of court settlement, including re-negotiation of the power tariff. The principal sponsor of the project has filed for bankruptcy in the United States. The assets of the project are in the possession of a receiver appointed by the High Court of Judicature at Bombay on a plea by the lenders to the project, including us. Efforts are continuing for sale of the project to new sponsors. Loans to a private sector player in power generation and distribution, were also classified as other impaired loans, pending the expected restructuring of the loans. This restructuring was approved in the first quarter of fiscal 2004.

            Interest Foregone

      The following table sets forth, for the periods indicated, the amount of interest foregone by us in respect of loans on which accrual of interest was suspended at the respective fiscal year-end.

                                                     Interest foregone
                                                       (in billions)
                                                     -----------------
Fiscal 1999...............................   Rs. 10.4             US$   0.2
Fiscal 2000...............................       12.4                   0.3
Fiscal 2001...............................       14.3                   0.3
Fiscal 2002...............................       16.1                   0.3
Fiscal 2003...............................       17.9                   0.4

      During fiscal 2003, interest income of Rs. 2.4 billion (US$ 50 million) was recognized on impaired loans on a cash basis.

      Impaired Loans Strategy

      Our Special Asset Management Group is responsible for finding early solutions for large and complex impaired loans. This group works closely with other banks and financial institutions and uses outside experts and specialized agencies for due diligence, valuation and legal advice to expedite early resolution. The group also seeks to leverage our corporate relationships to facilitate quicker resolution of impaired loans. It consists of professionals with significant experience in credit management supported by a team of dedicated legal professionals.

      We place great emphasis on recovery and settlement of our stressed asset portfolio and impaired loans, and this focus has been institutionalized across ICICI Bank. Methods for resolving impaired loans include:

     o    early enforcement of collateral through judicial means;

     o encouraging the consolidation of troubled borrowers in fragmented industries with stronger industry participants;

     o    encouraging the financial restructuring of troubled borrowers; and

     o encouraging modernization of existing plants through technology upgrades.

      Further, we have taken concrete measures to enhance the security structures in accounts that may be under stress, including through:

     o    the pledge of sponsor's shareholding;

     o    the right to convert debt into equity at par;

     o ensuring effective representation in the board of directors of these companies;

     o continuous monitoring of the physical performance of the borrower's operations through independent technical consultants; and

     o    escrow mechanisms to capture cash flows.

            We are seeking to leverage recent positive developments in the Indian financial system that facilitate financial restructuring of troubled borrowers and recovery through enforcement of collateral. These include the constitution of a Corporate Debt Restructuring Forum, consisting of financial institutions and banks, by the Reserve Bank of India, the enactment of the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 and the setting up of an asset reconstruction company to acquire impaired loans from banks and financial institutions. See "Overview of the Indian Financial Sector - Recent Structural Reforms-Legislative Framework for Recovery of Debts due to Banks". However, there can be no assurance of the extent to which, if at all, these developments will have a positive impact on our recovery and settlement efforts.

      Allowance for Loan Losses

      The following table sets forth, at the dates indicated, movements in our allowances for loan losses.

                                                                                         At March 31,
                                                   ---------------------------------------------------------------------------------
                                                          1999           2000          2001           2002          2003
                                                   ---------------------------------------------------------------------------------
                                                                                                    (in millions)

Aggregate allowance for loan losses
   at the beginning of the year.................... Rs. 22,457     Rs. 28,524    Rs. 34,085    Rs. 33,035   Rs. 36,647    US$  770
Less: Effect of deconsolidation of subsidiary on             -
   allowance for loan losses.......................                         -          (747)            -            -           -
Add: Effect of reverse acquisition on allowance              -
   for loan losses.................................                         -             -             -        1,297          27
Add: Provisions for loan losses
  Wholesale banking(1).............................      5,129          5,571         9,097         9,069       16,601         349
  Working capital finance..........................        419            518           479           513        2,237          47
  Leasing and related activities (2)...............        434            279           249             6          231           5
  Others (3).......................................         85             (5)           67           155          580          12
Total provisions for loan losses................... Rs.  6,067      Rs. 6,363   Rs.   9,892    Rs.  9,743  Rs.  19,649    US$  413
Write offs(4)......................................          -           (802)      (10,195)       (6,131)      (3,374)        (71)
Aggregate allowance for loan losses
                                                   -------------------------------------------------------------------------------
  at the end of the year........................... Rs. 28,524     Rs. 34,085    Rs. 33,035    Rs. 36,647   Rs. 54,219    US$1,139
                                                   -------------------------------------------------------------------------------
Ratio of net provisions for loan losses during
  the period to average loans outstanding..........        1.4%           1.2%          1.7%          1.6%         3.2%

--------------------

(1) Includes project finance, corporate finance and receivables financing, excluding leasing and related activities. Provisions include unallocated provisions on lending assets not specifically identified as restructured loans or other impaired loans.
(2)  Includes leasing and hire purchase.
(3) Includes retail finance assets, bills discounted and inter-corporate deposits.
(4) Until year-end fiscal 2000, ICICI followed a policy whereby loan balances were not charged-off against the allowance for loan losses. This policy was in response to the regulatory environment governing debt recovery proceedings in India. During fiscal 2001, changes in the tax laws necessitated that loan balances deemed unrecoverable be charged-off against the allowance for credit losses. Accordingly, ICICI charged-off significant loan balances deemed unrecoverable in fiscal 2001 and fiscal 2002.

      We conduct a comprehensive analysis of our loan portfolio on a periodic basis. The analysis considers both qualitative and quantitative criteria including, among others, the account conduct, future prospects, repayment history and financial performance. This comprehensive analysis includes an account by account analysis of the entire loan portfolio, and an allowance is made for any probable loss on each account. In estimating the allowance, we consider the net realizable value on a present value basis by discounting the future cash flows over the expected period of recovery. Further, we also consider past history of loan losses and value of underlying collateral. For further discussions on allowances for loan losses, see "Operating and Financial Review and Prospects".

      Under US GAAP, the analysis of the provisions for restructured and other impaired loans requires that we take into account the time delay in our ability to foreclose upon and sell collateral. The net present value of a restructured and other impaired loan includes the net present value of the underlying collateral, if any. As a result, even though our loans are generally over-collateralized, additional allowances are required under US GAAP because US GAAP takes into account the time value of money.

      Each portfolio of smaller-balance, homogenous loans, including consumer mortgage, installment, revolving credit and most other consumer loans, is individually evaluated for impairment. The allowance for loan losses attributed to these loans is established via a process that includes an estimate of probable losses inherent in the portfolio, based upon various statistical analysis. These include migration analysis, in which historical delinquency and credit loss experience is applied to the current ageing of the portfolio, together with an analysis that reflects current trends and conditions. The use of different estimates or assumptions could produce different provisions for smaller balance homogeneous loan losses.

      When there is an equity investment for which the corresponding loan asset is impaired, an adjustment is made to record an impairment of the related equity security.

      For restructured and other impaired loans in excess of Rs. 100 million (US$ 2 million), which were 84.3% of our gross restructured and other impaired loan portfolio at year-end fiscal 2003, we followed a detailed process for each account to determine the allowance for loan losses to be provided. For the balance of smaller loans in the restructured and other impaired loan portfolio, we follow the classification detailed below for determining the allowance for loan losses.

            Settlement Cases

      Settlement cases include cases in which we are in the process of entering into a "one-time settlement" because we believe that the potential to recover the entire amount due (the gross principal plus outstanding interest, including penalty interest) in these cases is limited. In our experience, we recover about 85.0% on a present value basis, as a result of negotiated settlements.

            Enforcement Cases

      Enforcement cases are those cases (excluding cases referred to the Board for Industrial and Financial Reconstruction or BIFR) in which we have commenced litigation. We expect that only the secured portion of these loans is recoverable, after a specified number of years from the date the loan is recalled. The realizable value of these loans on a present value basis is determined by discounting the estimated cash flow at the end of the specified number of years from the date of the recall by the average interest implicit in these loans.

            Non-Enforcement BIFR Cases

      Non-enforcement BIFR cases include cases which have been referred to the Board for Industrial and Financial Reconstruction, which are further categorized into accounts where the plant is under operation and accounts where the plant is closed. We expect that in accounts where the plant is operational, the secured portion of the loan is recoverable over specified annual payments. In respect of those accounts where the plant is closed, we expect that the secured portion of the loan will be recoverable at the end of a specified number of years based upon historical experience.

            Non-Enforcement Non-BIFR Cases

      Non-enforcement non-BIFR cases include cases, which are neither under litigation nor referred to the Board for Industrial and Financial Reconstruction. This category is also divided into accounts where the plant is under operation and accounts where the plant is closed. We expect that in those accounts where the plant is operational, the secured portion of the loan is recoverable over specified annual payments together with a recovery in interest due at a specified rate. In respect of those loans where the plant is closed, we expect that the secured portion of the loan will be recoverable over specified annual payments.

      The following table sets forth, for the period indicated, the results of our restructured and other impaired loan classification scheme.

                                                                            At March 31, 2003
                                                    -----------------------------------------------------------
                                                                             Percentage
                                                                           expected to be            Impaired
                                                                          realized on a net       loans, net of
                                                    Gross impaired          present value         allowance for
                                                       loans                    basis              loan losses
                                                    -----------------------------------------------------------
                                                                 (in millions, except percentages)
 Gross principal greater than Rs. 100 million.......   Rs. 194,374               81.3%             Rs. 158,080
 Settlement cases...................................         1,849               85.0                    1,572
 Enforcement cases..................................         4,327               66.3                    2,869
 Non-enforcement BIFR cases.........................         2,376               45.7                    1,085
 Non-enforcement non-BIFR cases.....................         1,385               81.7                    1,132
 Other loans........................................        26,236               50.4                   13,241
                                                      -------------                                ------------
 Total..............................................   Rs. 230,547               77.2%             Rs. 177,979
                                                       ============                                ============

Subsidiaries and Affiliates

      Prior to the amalgamation, ICICI Bank had no subsidiaries. As ICICI Bank is the surviving legal entity in the amalgamation, the subsidiaries and affiliates of ICICI have become subsidiaries and affiliates of ICICI Bank.

      The following table sets forth, for the period indicated, certain information relating to ICICI Bank's direct subsidiaries and affiliates at year-end fiscal 2003.

 -----------------------------------------------------------------------------------------------------------------------------------
                                                                                                          Stockholders'
                                                                                               Total         equity        Assets at
                                  Year of                                  Shareholding      income in      at March       March 31,
             Name                formation              Activities        by ICICI Bank   fiscal 2003(1)   31, 2003(1)      2003(1)
 -----------------------------------------------------------------------------------------------------------------------------------
                                                                                               (in millions, except percentages)
 ICICI Securities            February         Investment banking                 99.9%       Rs. 3,224     Rs. 3,728    Rs.  24,874
     Limited(2)              1993             activities

 ICICI Venture Funds         January          Venture capital                   100.0              357           306            410
     Management              1988             Management
     Company Limited




 -----------------------------------------------------------------------------------------------------------------------------------
                                                                                                          Stockholders'
                                                                                               Total         equity        Assets at
                                  Year of                                  Shareholding      income in      at March       March 31,
             Name                formation              Activities        by ICICI Bank   fiscal 2003(1)   31, 2003(1)      2003(1)
 -----------------------------------------------------------------------------------------------------------------------------------
                                                                                               (in millions, except percentages)
 ICICI Prudential Life       July 2000        Life insurance business            74.0            2,735         1,944          8,455
     Insurance Company
     Limited(3)

 ICICI Lombard               October 2000     General insurance business                           595         1,069          3,124
     General Insurance                                                           74.0
     Company Limited(3)

 ICICI Home                  May              Home and property financing       100.0            2,035         1,668         13,390
   Finance                   1999
     Company Limited

 ICICI International         January          Offshore fund  management         100.0               16            26             25
     Limited                 1996

 ICICI Trusteeship           April            Trustees for various funds        100.0                -             1              1
     Services Limited        1999

 ICICI Investment            March            Investment manager                100.0               11           113            123
    Management               2000             for mutual fund
     Company Limited

 Prudential ICICI            June             Trustee company for                45.0                4             9           13.4
     Trust Limited           1993             mutual fund

 Prudential ICICI            June             Investment manager                 45.0              620           815            863
     Asset Management        1993             for mutual fund
     Company Limited

 ICICI Bank UK               February 2003    Had not commenced operations      100.0              -(4)          -(4)           -(4)
     Limited

--------------------
(1) All financial information is in accordance with US GAAP. (2) Consolidated; formerly ICICI Securities and Finance Company Limited.
(3) The results of ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company were not consolidated under US GAAP in fiscal 2003, due to substantive participative rights retained by the minority shareholders, and have been accounted for by the equity method.
(4)   ICICI Bank UK Limited has not yet commenced operations.

      The following table sets forth, for the period indicated, information on significant other entities required to be consolidated in ICICI Bank's financial statements for fiscal 2003 under US GAAP.

 -----------------------------------------------------------------------------------------------------------------------------------
                                                                           Shareholding
                                                                          by ICICI Bank,                    Stockholders'
                                                                         venture capital                     equity/net
                                                                        funds or trusts to        Total       assets       Assets at
                         Date of                                         which ICICI Bank       income in    at March      March 31,
        Name             formation             Activities               was a contributory   fiscal 2003(1) 31, 2003(1)     2003(1)
 -----------------------------------------------------------------------------------------------------------------------------------
                                                         (in millions, except percentages)
 ICICI Infotech          October        Software consulting and                  92.5%         Rs. 2,123     Rs. 1,725    Rs. 4,120
     Limited(2) (3)      1993           development, IT enabled
                                        services, IT infrastructure
                                        and facilities management

 ICICI Web Trade         December 1999  Internet-based broking
   Limited (3)                          services                                100.0                336           185          763

 ICICI OneSource         December 2001  Business process outsourcing
   Limited (3)(4)                       and call center services                100.0                777         1,158        2,068



 -----------------------------------------------------------------------------------------------------------------------------------
                                                                           Shareholding
                                                                          by ICICI Bank,                    Stockholders'
                                                                         venture capital                     equity/net
                                                                        funds or trusts to        Total       assets       Assets at
                         Date of                                         which ICICI Bank       income in    at March      March 31,
        Name             formation             Activities               was a contributory   fiscal 2003(1) 31, 2003(1)     2003(1)
 -----------------------------------------------------------------------------------------------------------------------------------
                                                         (in millions, except percentages)

 ICICI Equity Fund       March 2000     Investment predominantly in             100.0                 (1)        4,297        4,250
                                        equity and equity-linked
                                        securities of mid sized Indian
                                        companies.

 ICICI Emerging Sector   September 2002 Investment in medium sized and          100.0                (26)        3,355        3,396
   Fund                                 early stage companies across
                                        sectors

 ICICI Strategic
   Investments Fund      February 2003  Medium sized growth companies           100.0                 (4)        5,645        5,650
                                        for funding capacity expansion
                                        and growth

 ICICI Eco-Net Internet  December 2000  Investment in equity or                  92.1               (132)          879          886
     & Technology Fund                  equity-linked securities of
                                        early stage, unlisted internet
                                        and technology companies.

------------------
(1) All financial information is in accordance with US GAAP. (2) Consolidated; formerly ICICI Infotech Services Limited.
(3) Prior to the amalgamation, ICICI's entire interest in ICICI Web Trade Limited and majority interest in ICICI Infotech Limited was transferred to ICICI Information Technology Fund and ICICI Equity Fund respectively. The majority interest in ICICI OneSource Limited is held by ICICI Information Technology Fund and the minority interest by ICICI Bank.
(4)   Consolidated

      At year-end fiscal 2003, all of ICICI Bank's subsidiaries and affiliated companies and entities consolidated or accounted for under the equity method under US GAAP, were incorporated or organized in India, except the following 11 companies:

     o    ICICI Securities Holdings Inc., incorporated in the US;

     o    ICICI Securities Inc., incorporated in the US;

     o    ICICI Bank UK Limited, incorporated in the United Kingdom;

     o    ICICI Infotech Inc., incorporated in the US;

     o    ICICI Infotech Pte. Limited, incorporated in Singapore;

     o    ICICI Infotech Pty. Limited, incorporated in Australia;

     o    ICICI Infotech SDN BDH, incorporated in Malaysia;

     o    Semantik Solutions GmbH, incorporated in Germany;

     o    ICICI International Limited, incorporated in Mauritius;

     o    ICICI OneSource Limited, USA, incorporated in the US; and

     o    ICICI OneSource Limited, UK, incorporated in the United Kingdom

     ICICI Securities Holdings Inc. is a wholly-owned subsidiary of ICICI Securities and ICICI Securities Inc. is a wholly-owned subsidiary of ICICI Securities Holdings Inc. ICICI Securities Holdings Inc. and ICICI Securities Inc. are consolidated in ICICI Securities' financial statements. ICICI Infotech Inc., ICICI Infotech Pte. Limited and ICICI Infotech Pty. Limited are wholly-owned subsidiaries of ICICI Infotech Limited and are consolidated in its financial statements. ICICI Infotech SDN BDH is a subsidiary of ICICI Infotech Pte. Limited and is consolidated in the financial statements of ICICI Infotech Limited. Semantik Solutions GmbH is a joint venture between ICICI Infotech Limited, Fraunhofer ISST and Innova Business Development and Holding GmbH. The shareholding of ICICI Infotech Limited in Semantik Solutions GmbH is 50.0%. The financials of Semantik Solutions GmbH are consolidated in the financial statements of ICICI Infotech Limited. ICICI OneSource Limited, USA and ICICI OneSource Limited, UK are both wholly-owned subsidiaries of Customer Asset India Private Limited, which is a wholly-owned subsidiary of ICICI OneSource Limited.

        In July 2003, ICICI OneSource Limited acquired First Ring, a business process outsourcing company based in India. In May 2003, ICICI Bank acquired the entire paid-up equity share capital of Transamerica Apple Distribution Finance Private Limited. The company is now a wholly-owned subsidiary of ICICI Bank and has been renamed ICICI Distribution Finance Private Limited.

Technology

      The rapidly evolving banking needs of Indian customers have led to various technology dependent products and solutions. We seek to be at the forefront of developing innovative technology initiatives to meet customer expectations. We believe that technology is a key source of competitive advantage in the Indian banking sector. Our focus on technology emphasizes:

     o    Electronic and online channels to:

          -    Offer easy access to our products and services;

          -    Reduce distribution and transaction costs;

          -    Reach new target customers; and

          -    Enhance existing customer relationships.

     o    Application of information systems to:

          -    Effectively market to our target customers;

          -    Monitor and control risks; and

          -    Identify, assess and capitalize on market opportunities.


      Technology Organization

      ICICI Bank's technology initiatives are centralized in its Technology Management Group. In addition, there are dedicated technology groups for retail and corporate products and services.

      Electronic and Online Channels

      At year-end fiscal 2003, 394 branches and 52 extension counters of ICICI Bank were completely automated to ensure prompt and efficient delivery of products and services. ICICI Bank's branch banking software is flexible and scaleable and integrates well with its electronic delivery channels.

      ICICI Bank's ATMs are sourced from some of the world's leading vendors. These ATMs work with the branch banking software. At year-end fiscal 2003, ICICI Bank had 1,675 ATMs across India.

      ICICI Bank was one of the first banks to offer Internet banking facilities to its customers. ICICI Bank now offers a number of online banking services to its customers.

      ICICI Bank's telephone banking call centers have a total seating capacity of 1,750 seats, across two locations. These telephone banking call centers use an Interactive Voice Response System (IVRS). In fiscal 2003, ICICI Bank upgraded the existing hardware and deployed a new integrated Interactive Voice Response System to enhance capacity. The call centers are based on the latest technology and provide an integrated customer database that allows the call agents to get a complete overview of the customer's relationship with ICICI Bank. The database enables customer segmentation and assists the call agent in identifying cross-selling opportunities.

      ICICI Bank launched mobile banking services in India in March 2000, in line with its strategy to offer multi-channel access to its customers. This service has now been extended across to all mobile telephone service providers across India and non-resident Indian customers in the United States of America, the United Kingdom, the Middle East and Singapore.

      Application of Information Systems

      Treasury and Trade Finance Operations

      ICICI Bank uses technology to monitor risk limits and exposures. ICICI Bank has invested significantly to acquire advanced systems from some of the world's leading vendors and connectivity to the SWIFT network. In fiscal 2003, ICICI Bank successfully rolled out a business process management solution to automate its activities in the areas of trade services and general banking operations. Through integration of the workflow system with the imaging and document management system, ICICI Bank has achieved substantial savings and practically eliminated the use of paper for these processes.

      Banking Application Software

      ICICI Bank has installed an advanced banking system that is robust, flexible and scaleable and allows ICICI Bank to effectively and efficiently serve its growing customer base.

      In fiscal 2003, the core banking software was upgraded and enabled with multi-currency features. A central stand-in server provides services all days of the week, throughout the year, to delivery channels. The server stores the latest customer account balances, which are continuously streamed from the core banking database.

      High-Speed Electronic Communications Infrastructure

      ICICI Bank has installed a nationwide data communications network linking all its offices. The network design is based on a mix of dedicated leased lines and satellite links to provide for reach and redundancy, which is imperative in a vast country like India. The communications network is monitored 24 hours a day using advanced network management software. ICICI Bank also uses a data center in Mumbai for centralized data base management, data storage and retrieval.

      Customer Relationship Management

      In fiscal 2002, ICICI Bank implemented a customer relationship management solution for automation of customer handling in all key retail products. ICICI Bank increased the deployment of its customer relationship management software. ICICI Bank's customer relationship management solution enables various channels to service the customer needs at all touch points, and across all products and services. The solution has been deployed at the telephone banking call centers as well as a large number of branches. ICICI Bank has also undertaken a retail data warehouse initiative to achieve customer data integration at the back-office level.

      ICICI Bank has implemented an Enterprise Application Integration (EAI) initiative across its retail and corporate products and services, to link various products, delivery and channel systems. This initiative underpins ICICI Bank's multi-channel customer service strategy and seeks to deliver customer related information consistently across access points.

Competition

      As a result of the acquisition of Bank of Madura, we became and continue to be the largest private sector bank in India and as a result of the amalgamation, we became and continue to be the second largest bank in India, in terms of total assets. We face strong competition in all our principal areas of business from Indian and foreign commercial banks, housing finance companies, mutual funds and investment banks. We believe that our principal competitive advantage over our competitors arises from our innovative products and services, our use of technology, our long-standing customer relationships and our highly motivated and skilled employees. Because of these factors, we believe that we have a strong competitive position in the Indian financial services market. We evaluate our competitive position separately in respect of our products and services for retail and corporate customers.

       Corporate products and services

      In products and services for corporate customers, we face strong competition primarily from public sector banks, foreign banks and other new private sector banks. Our principal competition in these products and services comes from public sector banks, which have built extensive branch networks that have enabled them to raise low-cost deposits and, as a result, price their loans and fee-based services very competitively. Their wide geographical reach facilitates the delivery of banking products to their corporate customers located in most parts of the country. We have been able, however, to compete effectively because of our efficient service and prompt turnaround times that are significantly faster than public sector banks. We seek to compete with the large branch networks of the public sector banks through our multi-channel distribution approach and technology-driven delivery capabilities.

      Traditionally, foreign banks have been active in providing trade finance, fee-based services and other short-term financing products to top tier Indian corporations. We effectively compete with foreign banks in cross-border trade finance as a result of our wider geographical reach relative to foreign banks and our customized trade financing solutions. We have established strong fee-based cash management services and compete with foreign banks due to our technological edge and competitive pricing strategies.

      Other new private sector banks also compete in the corporate banking market on the basis of efficiency, service delivery and technology. However, our strong corporate relationships, wider geographical reach and ability to use technology to provide innovative, value-added products and services provide us with a competitive edge.

      In project finance, ICICI's primary competitors were established long-term lending institutions. In recent years, Indian and foreign commercial banks have sought to expand their presence in this market. We believe that we have a competitive advantage due to our strong market reputation and expertise in risk evaluation and mitigation. We believe that our in-depth sector specific knowledge has allowed us to gain credibility with project sponsors, overseas lenders and policy makers.

      Retail products and services

      The retail credit business in India is in a relatively early stage of development. The retail business has witnessed substantial growth over the last two years and as per-capita income levels continue to grow, we expect continued strong growth in retail lending in future. In the retail markets, competition is primarily from foreign and Indian commercial banks and housing finance companies. Foreign banks have the product and delivery capabilities but are likely to focus on limited customer segments. We have capitalized on the first mover advantage to emerge as market leader in several segments within the retail credit business. With a full product portfolio, effective distribution channels, which include direct selling agents, robust credit processes and collection mechanisms, experienced professionals and superior technology, we expect to maintain our market position in retail credit.

      Indian commercial banks attract the majority of retail bank deposits, historically the preferred retail savings product in India. We have capitalized on our corporate relationships to gain individual customer accounts through payroll management products and will continue to pursue a multi-channel distribution strategy utilizing physical branches, ATMs, telephone banking call centers and the Internet to reach customers. Further, following a strategy focused on customer profiles and product segmentation, we offer differentiated liability products to customers of various ages and income profiles. This strategy has contributed significantly to the rapid growth in our retail liability base.

      Mutual funds are another source of competition to us. Mutual fund offerings have the capacity to earn competitive returns and hence, have increasingly become a viable alternative to bank deposits.


Employees

      At year-end fiscal 2003, we had 15,179 employees, an increase from 5,063 employees for ICICI at year-end fiscal 2002 and 3,460 employees for ICICI at year-end fiscal 2001. ICICI Bank had 4,820 employees at year-end fiscal 2002 and 4,491 employees at year-end fiscal 2001. Of the 15,179 employees at year-end fiscal 2003, 5,558 were professionally qualified, holding degrees in management, accountancy, engineering, law, computer science, economics or banking.

      Management believes that it has good relationships with its employees. ICICI Bank has a staff center, which serves as a forum for grievances, pay and benefit negotiations and other industrial relations matters. ICICI Bank had inducted 2,725 employees of Bank of Madura consequent to its acquisition in March 2001. The employees inducted from Bank of Madura in the grade of clerks and sub-staffs are unionized. We have a cordial relationship with this union. We have realigned the service conditions and compensation structure of the officers who came to us from Bank of Madura, which is now comparable with the one existing for ICICI Bank's officers.

      The financial services industry in India is undergoing unprecedented change as deregulation gains momentum. Moreover, changing customer needs and rapid advances in technology are continually re-defining the lines of innovation and competition, thereby providing us with new challenges and opportunities. To meet these challenges, we have relied extensively on our human capital, which comprises some of the best talent in the industry.

      We continue to attract the best graduates from the premier business schools of the country. We dedicate significant amount of senior management time to ensure that employees remain highly motivated and perceive the organization as a place where opportunities abound, innovation is fuelled, teamwork is valued and success is rewarded. Employee compensation is clearly tied to performance and we encourage the involvement of all our employees in our overall performance and profitability through profit sharing incentive schemes based on the financial results. A revised performance appraisal system has been implemented to assist management in career development and succession planning.

      ICICI Bank has an employee stock option scheme to encourage and retain high performing employees. Pursuant to the employee stock option scheme as amended by the Scheme of Amalgamation, up to 5.0% of the aggregate of ICICI Bank's issued equity shares after the amalgamation, can be allocated under the employee stock option scheme. The stock option will entitle eligible employees to apply for equity shares. The grant of stock options is approved by ICICI Bank's board of directors on the recommendations of the Board Governance and Remuneration Committee. The eligibility of each employee is determined based on an evaluation of the employee including employee's work performance, technical knowledge and leadership qualities. Moreover, ICICI Bank places considerable emphasis and value on its policy of encouraging internal communication and consultation between employees and management. See also "Management - Compensation and Benefits to Directors and Officers - Employee Stock Option Scheme."

      ICICI Bank has training centers at Khandala in the state of Maharashtra, which conduct various training programs designed to meet the changing skill requirements of its employees. These training programs include orientation sessions for new employees and management development programs for mid-level and senior executives. The training center regularly offers courses conducted by faculty, both national and international, drawn from industry, academia and ICICI Bank's own organization. Training programs are also conducted for developing functional as well as managerial skills. Products and operations training is also conducted through web-based training modules.

      In addition to basic compensation, employees of ICICI Bank are eligible to receive loans from ICICI Bank at subsidized rates and to participate in its provident fund and other employee benefit plans. The provident fund, to which both ICICI Bank and its employees contribute a defined amount, is a savings scheme, required by government regulation, under which ICICI Bank at present is required to pay to employees a minimum 9.0% (9.5% until fiscal 2003) annual return. If such return is not generated internally by the fund, ICICI Bank is liable for the difference. ICICI Bank's provident fund has generated sufficient funds internally to meet the minimum annual return requirement since inception of the funds. ICICI Bank has also set up a superannuation fund to which it contributes defined amounts. In addition, ICICI Bank contributes specified amounts to a gratuity fund set up pursuant to Indian statutory requirements.

      The following table sets forth, at the dates indicated, the approximate number of employees in ICICI Bank and its consolidated subsidiaries and other consolidated entities:

                                                                          At March 31,
                                            -----------------------------------------------------------------------
                                                        2002                                      2003
                                            -----------------------------------------------------------------------
                                              Number         % to total              Number              % to total
                                            -----------------------------------------------------------------------
ICICI Bank...........................             -(1)              -%               10,617                   69.9%
ICICI................................         1,165              23.0                     -(2)                  -
ICICI Personal Financial Services....         1,236              24.5                     -(2)                  -
ICICI Capital Services...............           505              10.0                     -(2)                  -
ICICI Securities.....................           143               2.8                   147                   1.0
ICICI Home Finance...................           442               8.7                   927                   6.1
ICICI Infotech.......................         1,443              28.5                 1,302                   8.6
ICICI OneSource......................             -                 -                 2,056                  13.5
Others...............................           129               2.5                   130                   0.9
                                            -----------------------------------------------------------------------
Total number of employees............         5,063                100.0%            15,179                 100.0%
                                            =======================================================================

------------------

(1) At year-end fiscal 2002, ICICI Bank was accounted for in ICICI's financial statements by the equity method.
(2) Amalgamated with and into ICICI Bank with effect from April 1, 2002 for accounting purposes under US GAAP.

      At year-end fiscal 2003, we had approximately 15,179 employees, an increase from 5,063 employees of ICICI at year-end fiscal 2002 and from 3,460 employees of ICICI at year-end fiscal 2001. Of these, 10,617 at year-end fiscal 2003 were employed by ICICI Bank, an increase from 4,820 at year-end fiscal 2002 and 4,491 at year-end fiscal 2001. The increase in number of employees in fiscal 2003 was primarily in ICICI Bank, ICICI OneSource and ICICI Home Finance, which have grown their business and distribution capabilities.

      The following table sets forth, the approximate number of employees in ICICI Bank and its consolidated subsidiaries and other consolidated entities at August 31, 2003.

                                              ---------------------------------
                                                Number             % to total
                                              ---------------------------------

ICICI Bank...............................          11,752            68.8%
ICICI Securities.........................             146             0.8
ICICI Infotech...........................           1,334             7.8
ICICI OneSource..........................           3,723            21.8
Others...................................             132             0.8
                                              ---------------------------------
Total number of employees................          17,087           100.0%
                                              =================================

      The results of ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company were not consolidated under US GAAP in fiscal 2003 and have been accounted for under the equity method due to substantive participative rights retained by the minority shareholders. ICICI Prudential Life insurance had 1,932 employees at year-end fiscal 2003 and 2,642 employees at

August 31, 2003. ICICI Lombard General Insurance had 284 employees at year-end fiscal 2003 and 399 employees at August 31, 2003.

      In July 2003, ICICI Bank offered an Early Retirement Option to its employees. All employees who had completed 40 years of age and seven years of service with ICICI Bank (including periods of service with Bank of Madura, ICICI, ICICI Personal Financial Services and ICICI Capital Services which were amalgamated with and into ICICI Bank) as of July 31, 2003 were eligible for the Early Retirement Option. Out of approximately 2,350 eligible employees, approximately 1,495 employees exercised the Option. The amount payable to these employees was the lesser of the amount equal to:

o           3 months' salary for every completed year of service, and
o           1 month's salary for the number of months of service left.

      The above payment was subject to an overall limit of Rs. 2.0 million for employees at the level of Joint General Manager and below, and Rs. 2.5 million for employees at the level of General Manager and Senior General Manager. For the purpose of this computation, salary included basic pay and dearness allowance but excluded all other allowances. The total cost of the Early Retirement Option is estimated to be approximately Rs. 1.7 billion (US$ 36 million). In addition, while we have made provisions for leave encashment and retirement benefits based on actuarial valuation in accordance with relevant accounting guidelines, the early retirement of employees will result in additional payouts over and above the provisions made to date in respect of those employees. The total retirement benefits in excess of provisions made are estimated to be approximately Rs. 300 million (US$ 6 million). These costs will be accounted for in our financial statements for fiscal 2004.


Properties

      ICICI Bank's registered office is located at Landmark, Race Course Circle, Vadodara 390 007, Gujarat, India. ICICI Bank's corporate headquarters are located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, India.

      ICICI Bank had a principal network consisting of 394 branches, 52 extension counters and 1,675 ATMs at year-end fiscal 2003. These facilities are located throughout India. Forty-two of these facilities are located on properties owned by ICICI Bank, while the remaining facilities are located on leased properties. In addition to the branches, extension counters and ATMs, ICICI Bank has 18 controlling/administrative offices including the registered office at Vadodara and the corporate headquarters at Mumbai, 14 regional processing centers in various cities and one central processing center at Mumbai. ICICI Bank has 910 apartments and two residential facilities for its employees. ICICI Bank also provides residential and holiday home facilities to employees at subsidized rates. Our subsidiaries and other consolidated entities own seven properties and also have 131 properties on lease. The net book value of all properties and equipment at year-end fiscal 2003 was Rs. 21.2 billion (US$ 446 million).

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

      At year-end fiscal 2003, we had been assessed an aggregate of Rs. 20.4 billion (US$ 429 million) in excess of the provision made in our accounts, in income tax, interest tax, wealth tax and sales tax demands by the government of India's tax authorities for past years. We have appealed each of these tax demands. Management believes that the tax authorities are not likely to be able to substantiate their income tax, interest tax, wealth tax and sales tax assessments and accordingly we have not provided for these tax demands but have disclosed the same as a contingent liability. Management believes that the tax authorities are not likely to be able to substantiate their demands for the following reasons:

     o We have received favorable decisions from the appellate authorities with respect to Rs. 1.3 billion (US$ 27 million) of the assessment. The income tax authorities have appealed these decisions to higher appellate authorities and the same are pending adjudication.

     o We have received a favorable decision of the Supreme Court of India in respect of writ petitions filed by us relating to the sales tax issues that are currently being appealed by us with respect to Rs. 185 million (US$ 4 million) of the assessment.

     o We have received favorable appellate decisions in earlier years related to the income tax, interest tax and wealth tax issues currently being appealed by us with respect to Rs. 862 million (US$ 18 million) of the assessment, and in respect of Rs. 18.0 billion (US$ 378 million), favorable appellate decisions in the cases of other Indian companies or expert opinions are available to substantiate the issues that are currently being appealed.

      Of the Rs. 20.4 billion (US$ 429 million) aggregate tax assessments in excess of the provision made in our accounts, a major portion relates to the treatment of depreciation claim on leased assets. In respect of depreciation claimed by us for fiscal 1993 on two sale and lease back transactions, the Income Tax Appellate Tribunal, Mumbai has held in August 2003 that no depreciation is allowable to us. The additional tax impact of this decision is Rs. 189 million (US$ 4 million). We intend to appeal against this decision before the High Court and believe that we will receive a favorable decision in the matter. As the Income Tax Appellate Tribunal's decision is based on the facts of two specific transactions, we believe that the Income Tax Appellate Tribunal's decision will not have an adverse tax impact on other sale and lease back transactions entered into by us. Moreover, the lease agreements provide for variation in the lease rental to offset any loss of depreciation benefit to us.

      In March 1999, ICICI filed a suit in the Debt Recovery Tribunal, Delhi against Esslon Synthetics Limited and its Managing Director (in his capacity as guarantor) for recovery of amounts totaling Rs. 169 million (US$ 3 million) due from Esslon Synthetics. In May 2001, the guarantor filed a counter-claim for an amount of Rs. 1.0 billion (US$ 21 million) against ICICI and other lenders who had extended financial assistance to Esslon Synthetics on the grounds that he had been coerced by officers of the lenders into signing an agreement between LML Limited, Esslon Synthetics and the lenders on account of which he suffered, among other things, loss of business. The matter is currently pending before the Debt Recovery Tribunal, Delhi.

      In April 1999, ICICI filed a suit before the High Court of Judicature at Bombay against Mardia Chemicals Limited for recovery of amounts totaling Rs.
1.4 billion (US$ 29 million) due from Mardia Chemicals. The suit was subsequently transferred to the Debt Recovery Tribunal, Mumbai. In July 2002, ICICI Bank issued a notice to Mardia Chemicals under the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Ordinance, 2002 (subsequently passed as an Act by the Indian Parliament) demanding payment of its outstanding dues. In August 2002, Mardia Chemicals filed a suit in the city civil court at Ahmedabad against ICICI Bank, Mr. K. V. Kamath, Managing Director and Chief Executive Officer and Ms. Lalita D. Gupte, Joint Managing Director, for an amount of Rs. 56.3 billion (US$ 1.2 billion) on the grounds that Mardia Chemicals has allegedly suffered financial losses on account of ICICI's failure to provide adequate financial facilities, ICICI's recall of the advanced amount and ICICI's filing of a recovery action against it. The city civil court held that the suit should have been filed in the pending proceedings before the Debt Recovery Tribunal, Mumbai. Mardia Chemicals filed an appeal before the High Court of Gujarat, which dismissed the appeal and ordered that the claim against ICICI Bank be filed before the Debt Recovery Tribunal, Mumbai and the claim against Mr. K.V. Kamath and Ms. Lalita D. Gupte be continued before the city civil court at Ahmedabad. In June 2003, the promoters of Mardia Chemicals in their capacity as guarantors of loans given by ICICI to Mardia Chemicals filed a civil suit in the city civil court at Ahmedabad against ICICI Bank for an amount of Rs. 20.8 billion (US$ 437 million) on the grounds of loss of investment and loss of profit on investments. The pleadings in the matter are yet to be completed. Mardia Chemicals had also filed a petition in the High Court, Delhi, challenging the constitutional validity of the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Ordinance, 2002. The matter has since been transferred to the Supreme Court of India, where it is currently pending.

      Management believes, based on consultation with counsel, that the legal proceedings instituted by each of Esslon Synthetics and Mardia Chemicals against us are frivolous and untenable and their ultimate resolution will not have a material adverse effect on our results of operations, financial condition or liquidity.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA


     Our selected financial and other data for and at year-end fiscal 2003 have been derived from our consolidated financial statements, prepared in accordance with US GAAP. The selected financial and other data for ICICI for and at year-end fiscal 1999, 2000, 2001 and 2002 have been derived from ICICI's consolidated financial statements, prepared in accordance with US GAAP. These financial statements have been audited by KPMG, India, independent auditors.

     Following the approval of shareholders, the High Court of Gujarat at Ahmedabad and the High Court of Judicature at Bombay, the Reserve Bank of India approved the amalgamation of ICICI, ICICI Personal Financial Services and ICICI Capital Services with and into ICICI Bank on April 26, 2002.

     The Statement on Financial Accounting Standard No. 141 on "Business Combinations", issued by the Financial Accounting Standards Board, requires that business combinations be accounted for in the period in which the combination is consummated. Accordingly, under US GAAP, the amalgamation has been reflected in the financial statements contained in this annual report for fiscal 2003, as it was consummated in April 2002. The effective date of the amalgamation for accounting purposes under US GAAP was April 1, 2002. Under US GAAP, the amalgamation was accounted for as a reverse acquisition. This means that ICICI was recognized as the accounting acquirer in the amalgamation, although ICICI Bank was the legal acquirer and the surviving entity. Accordingly, the financial data contained in this annual report for fiscal 2002 and prior years, except where specifically stated otherwise, present the assets, liabilities and results of operations of ICICI. The financial information for ICICI for fiscal 2002 and 2001 reflect results of ICICI Bank as an equity investment in accordance with ICICI's ownership interest in ICICI Bank prior to the amalgamation. The financial information for ICICI for fiscal 2000 and 1999 reflect results of ICICI Bank as a consolidated entity. Following the amalgamation, the other subsidiaries and affiliates of ICICI have become subsidiaries and affiliates of ICICI Bank.

     On the date of amalgamation, ICICI held a 46% ownership interest in ICICI Bank. Accordingly, the acquisition of the balance 54% ownership interest has been accounted for as a step acquisition. Following the acquisition, the 46% ownership interest held by ICICI in ICICI Bank was recorded as treasury stock at its historical carrying value. In September 2002, the treasury stock was sold to institutional investors for Rs. 13,154 million (US$ 277 million). The difference between the sale proceeds and the carrying value, net of related tax effects of Rs. 599 million (US$ 13 million), was recognized in the statement of stockholders' equity as a capital transaction.

     ICICI's consolidated subsidiaries for and at year-end fiscal 2002 and year-end fiscal 2001 did not include ICICI Bank. Effective March 10, 2001, ICICI Bank acquired Bank of Madura, an old private sector bank in India, in an all stock merger and, as a result, the ownership interest of ICICI was reduced from 62.2% to 55.6%. In addition, during March 2001, ICICI reduced its interest in ICICI Bank to 46% through sales of equity shares in the Indian secondary markets to institutional investors. As a result of the foregoing, ICICI Bank ceased to be one of ICICI's subsidiaries as of March 22, 2001 and was accounted for under the equity method of accounting from April 1, 2000, the beginning of the fiscal year in which ICICI's majority ownership interest in ICICI Bank was deemed to be temporary. ICICI Bank continues to be reported on a consolidated basis for the years ended March 31, 1999 and 2000. As a result, the financial statements for fiscal 2002 and 2001 are not strictly comparable with those for fiscal 2000 and 1999.

     The consolidation of ICICI's majority ownership interest in two insurance companies, ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited, in each of fiscal 2001 and 2002 has now been deemed inappropriate because of substantive participative rights retained by the minority shareholders. Accordingly, such investees are no longer consolidated but are accounted for by the equity method. Prior period financial statements have been restated and as a result, the financial statements for fiscal 2001 and 2002 contained in this annual report are not the same as those contained in our annual report for fiscal 2002. There is no resultant impact on net income or stockholders' equity for fiscal 2001 and 2002.

     You should read the following data with the more detailed information contained in "Operating and Financial Review and Prospects" and our consolidated financial statements. Historical results do not necessarily predict the results in the future.

                                                                         Year ended March 31,
                                              ---------------------------------------------------------------------------
                                                 1999         2000        2001        2002         2003       2003 (1)
                                              ---------------------------------------------------------------------------
                                                             (in millions, except per common share data)
Selected income statement data:

 Interest income .........................    Rs.  70,293  Rs.  79,296  Rs. 79,759  Rs. 78,600   Rs. 97,714  US$   2,055
 Interest expense ........................        (58,043)     (67,492)    (67,893)    (69,520)     (83,208)      (1,750)
                                              ---------------------------------------------------------------------------
 Net interest income .....................         12,250       11,804      11,866       9,080       14,506          305
 Dividends ...............................            676        1,502         345         267          389            8
                                              ---------------------------------------------------------------------------
 Net interest income, including dividends          12,926       13,306      12,211       9,347       14,895          313

 Provisions for loan losses ..............         (6,067)      (6,363)     (9,892)     (9,743)     (19,649)        (413)
                                              ---------------------------------------------------------------------------
 Net interest income / (loss), including
   dividends, after provisions for loan
losses....................................          6,859        6,943       2,319        (396)      (4,754)        (100)

 Non-interest income .....................          5,560        9,815       9,243       8,148       13,253          278
                                              ---------------------------------------------------------------------------
 Net revenue .............................         12,419       16,758      11,562       7,752        8,499          178
 Non-interest expense  ...................         (3,795)      (5,302)     (5,479)     (7,596)     (18,609)        (390)

 Equity in earnings / (loss) of affiliates            (34)          20         735         294         (958)         (20)

 Minority interest  ......................           (170)        (361)          1          83           24            -
                                              ---------------------------------------------------------------------------
 Income / (loss) before income taxes,
   extraordinary items and cumulative
   effect of accounting changes ..........          8,420       11,115       6,819         533      (11,044)        (232)

 Income tax (expense) / benefit ..........         (1,194)      (2,033)       (189)       (251)       3,061           64
                                              ---------------------------------------------------------------------------
 Income / (loss) before extraordinary items         7,226        9,082       6,630         282       (7,983)        (168)
   and cumulative effect of  accounting
   changes, net of tax ...................

 Extraordinary items, net of tax(2) ......            292            -           -           -            -            -
 Cumulative effect of accounting
   changes, net of tax(3).................              -          249           -       1,265            -            -
                                              ---------------------------------------------------------------------------
 Net income/ (loss).......................      Rs. 7,518  Rs.   9,331   Rs. 6,630   Rs. 1,547   Rs. (7,983)   US$  (168)



 Per common share(4):
 Net income / (loss) from continuing
operations
--Basic(5) ................................     Rs. 31.32  Rs.   28.90   Rs. 16.88    Rs.  3.94  Rs. (14.18)   US$ (0.30)
 Net income/ (loss) from continuing
operations
--Diluted(6) ..............................         27.04        27.54       16.81        3.94       (14.18)       (0.30)

 Dividends(7) ............................           11.0         11.0        11.0        22.0            -            -

 Book value ..............................         152.04       180.58      193.35      181.70       150.42         3.16
 Common shares outstanding at end of
    period (in millions of common shares)             240          393         393         393         613
 Weighted average common shares outstanding
--basic (in millions of common shares) ....           240          323         393         393         563
 Weighted average common shares outstanding
--diluted (in millions of common shares) ..           289          344         393         393         563

---------------------------------

     (1) Rupee amounts for fiscal 2003 have been translated into US dollars using the noon buying rate in effect on March 28, 2003 of Rs. 47.55 = US$ 1.00.

     (2) Represents gains from extinguishment of debt, net of tax. In fiscal 1999, ICICI realized a post-tax gain of Rs. 292 million (US$ 6 million) through repurchase of certain of ICICI's outstanding foreign currency bonds, which resulted in extinguishment of debt.

     (3) Effective April 1, 1999, ICICI changed the method of providing depreciation on property and equipment from the written down value method to the straight line method. The cumulative effect of the change aggregating Rs. 405 million (US$ 8 million), net of the related income tax effect of Rs. 156 million (US$ 3 million) has been included in the statement of income for fiscal 2000. In June 2001, the

     FASB issued SFAS No. 141, which requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies the criteria that intangible assets acquired in a purchase method business combination must be recognized and reported apart from goodwill, noting that any purchase price allocated to an assembled workforce may not be accounted separately. As of April 1, 2001, ICICI had an unamortized deferred credit of Rs. 1,265 million (US$ 26 million) related to an excess of the fair value of assets acquired over the cost of acquisition of SCICI. As required by SFAS No. 141, in conjunction with the early adoption of SFAS No. 142, the unamortized deferred credit as of April 1, 2001, was written-off and recognized as the effect of a change in accounting principle.
(4) For fiscal 1999, 2000, 2001 and 2002, based on the exchange ratio of 1:2 in which shareholders of ICICI were issued shares of ICICI Bank, number of shares have been adjusted by dividing by two. Hence, these numbers are different from the numbers reported in last year's annual report on Form 20-F for fiscal 2002.
(5)  Represents net income / (loss) before dilutive impact.
(6) Represents net income / (loss) adjusted for full dilution. All convertible instruments are assumed to be converted to common shares at the beginning of the year, at prices that are most advantageous to the holders of these instruments. For the purpose of calculating diluted earnings per share, the net income was adjusted for interest (after tax) on convertible instruments only for the year ended March 31, 2000, as all convertible bonds were converted/redeemed in fiscal 2001. Shares assumed to be issued have been weighted for the period the convertible instruments are outstanding. Options to purchase 2,546,675, 7,015,800 and 12,610,275 equity shares granted to employees at a weighted average exercise price of Rs. 226.0, Rs. 81.3 and Rs.
     154.7 were outstanding in fiscal 2001, 2002 and 2003, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares during the period. In fiscal 2003 we have reported a net loss and accordingly all outstanding options at year-end fiscal 2003 are anti-dilutive. See Note 24 to our consolidated financial statements.
(7) In India, dividends for a fiscal year are normally declared and paid in the following year. The same was true for ICICI until fiscal 2001. However, in fiscal 2002, dividend was paid by ICICI as an interim dividend during fiscal 2002. We have declared a dividend of Rs. 7.50 per equity share for fiscal 2003, which was paid out in August 2003 i.e. fiscal 2004. The dividend per equity share shown above is based on the total amount of dividends paid out on the equity shares during the year, exclusive of dividend tax. This was different from the dividend declared for the year. In US dollars, dividends were US$ 0.23 per equity share in each of fiscal 1999, 2000 and 2001 and US$ 0.46 per equity share in fiscal 2002.
(8) Certain reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year. These changes have no impact on previously reported results of operations or stockholders' equity.

     The following table sets forth, for the periods indicated, selected income statement data expressed as a percentage of average total assets for the respective period.

                                                                     Year ended March 31,
                                             ---------------------------------------------------------------------
                                                 1999          2000         2001         2002          2003
                                             ---------------------------------------------------------------------
Selected income statement data:
Interest income...........................           12.24%       11.23%        11.29%      10.53%           8.63%
Interest expense .........................          (10.11)       (9.56)        (9.61)      (9.31)          (7.35)
                                             ---------------------------------------------------------------------
Net interest income ......................            2.13         1.67          1.68        1.22            1.28
Dividends ................................            0.12         0.21          0.05        0.04            0.03
                                             ---------------------------------------------------------------------
Net interest income, including dividends..            2.25         1.88          1.73        1.25            1.32
Provisions for loan losses ...............           (1.06)       (0.90)        (1.40)      (1.31)          (1.73)
                                             ---------------------------------------------------------------------
Net interest income / (loss), including
  dividends, after provisions for loan
losses....................................            1.19         0.98          0.33       (0.05)          (0.42)
Non-interest income, net .................            0.97         1.39          1.31        1.09            1.17
                                             ---------------------------------------------------------------------
Net revenue...............................            2.16         2.37          1.64        1.04            0.75
Non-interest expense .....................           (0.66)       (0.75)        (0.78)      (1.02)          (1.64)
Equity in earnings/(loss) of affiliates ..           (0.01)        0.00          0.10        0.04           (0.08)
Minority interest ........................           (0.03)       (0.05)         0.00        0.01            0.00
                                             ---------------------------------------------------------------------
Income / (loss) before income taxes and               1.46         1.57          0.97        0.07          (0.98)
  cumulative effect of accounting changes
Income tax (expense)/benefit..............           (0.21)       (0.29)        (0.03)      (0.03)            0.27
                                             ---------------------------------------------------------------------
Income/(loss) before extraordinary items
  and cumulative effect of  accounting
   changes, net of tax ...................            1.25         1.28          0.94        0.04          (0.70)
Extraordinary items and cumulative effect
of accounting changes, net of tax ........            0.05         0.04             -        0.17               -
                                             ---------------------------------------------------------------------
Net income/(loss) ........................            1.30%        1.32%         0.94%       0.21%         (0.70)%


                                                                            At March 31,
                                              --------------------------------------------------------------------------
                                                 1999        2000         2001        2002         2003       2003(1)
                                              --------------------------------------------------------------------------
                                                                  (in millions, except percentages)
Selected balance sheet data:
Total assets .............................     Rs.646,945  Rs.774,279   Rs.739,892  Rs.743,362 Rs.1,180,263  US$ 24,822
Securities ...............................         15,041      18,871       18,861      60,046      280,621       5,902
Loans, net(2) ............................        475,106     561,448      602,023     523,601      630,421      13,258
Troubled debt restructuring
   (restructured loans), net .............          6,749      10,795       32,309      77,366      122,659       2,580
Other impaired loans, net ................         23,214      24,240       20,081      33,187       55,319       1,163
Total liabilities ........................        609,661     699,073      663,829     671,754    1,087,926      22,880
Long-term debt ...........................        435,521     436,320      492,882     511,458      400,812       8,429
Deposits .................................         60,605      96,682        6,072       7,380      491,290      10,332
Redeemable preferred stock(3) ............         10,897      10,207          698         772          853          18
Stockholders' equity .....................         36,494      70,908       75,927      71,348       92,213       1,939
Common stock  ............................          2,400       3,916        3,924       3,922        6,127         129
Period average(4):
Total assets .............................        574,198     706,066      706,343     746,330    1,132,638      23,820
Interest-earning assets ..................        500,966     612,452      615,164     641,141      924,573      19,444
Loans, net(2) ............................        430,830     513,421      570,989     591,398      606,496      12,755
Total liabilities(5) .....................        538,213     650,794      631,324     670,750    1,038,377      21,838
Interest-bearing liabilities .............        483,636     583,609      576,474     613,401      905,226      19,037
Long-term debt ...........................        383,286     436,718      462,916     504,103      455,347       9,576
Stockholders' equity .....................      Rs.35,985   Rs.55,272    Rs.75,019   Rs.75,580    Rs.94,261   US$ 1,982
Profitability:
Net income / (loss) as a percentage of:
   Average total assets ..................           1.30%       1.32%        0.94%       0.21%       (0.70)%
   Average stockholders' equity ..........          20.89       16.88         8.84        2.05        (8.47)
   Average stockholders' equity
    (including redeemable preferred stock)
(6) ......................................          19.26       15.95         8.89        2.12        (8.31)


Dividend payout ratio(7) .................           34.8        28.3         52.9       635.2            -
Spread(8) ................................           2.03        1.38         1.19        0.93         1.38
Net interest margin(9) ...................           2.45        1.93         1.93        1.42         1.57
Cost-to-income ratio(10) .................          20.53       22.93        25.54       43.42        66.11
Cost-to-average assets ratio(11) .........           0.66        0.75         0.78        1.02         1.64
Capital:
Average shareholders' equity as a
percentage of average total assets .......           6.27        7.83        10.62       10.13         8.32
Average stockholders' equity (including
  redeemable preferred stock) as a
  percentage of average total assets (12).           7.48        9.30        10.95       10.23         8.39


                                                                        At or for the year ended March 31,
                                                           ------------------------------------------------------------
                                                                1999         2000         2001       2002        2003
                                                           ------------------------------------------------------------
                                                                               (in percentages)
Asset quality
Net restructured loans as a percentage of net loans ......      1.42%        1.92%        5.37%     14.78%      19.45%
Net other impaired loans as a percentage of net loans ....      4.89         4.32         3.34       6.34        8.77
Allowance for loan losses on restructured loans as
  a percentage of gross restructured loans ...............     48.76        41.79        26.03      18.64       16.78
Allowance for loan losses on other impaired loans
  as a percentage of gross impaired loans ................     48.77        52.07        51.89      34.61       33.48
Allowance for loan losses as a percentage of
  gross loans ............................................      5.66         5.72         5.20       6.54        7.92

--------------
(1) Rupee amounts for fiscal 2003 have been translated into US dollars using the noon buying rate in effect on March 28, 2003 of Rs. 47.55 = US$ 1.00.
(2) Net of allowance for loan losses in respect of restructured and other impaired loans and allowances for loans not specifically identified as restructured or other impaired loan.
(3) ICICI had issued preferred stock redeemable at face value after 20 years. Banks in India are not currently allowed to issue preferred stock. However, we are currently exempt from the restriction.
(4) For fiscal 1999, 2000, 2002 and 2003 the average balances are the average of quarterly balances outstanding at the end of March of the previous fiscal year, June, September, December and March of that fiscal year and for fiscal 2001, the average balances are the average of quarterly balances outstanding at the end of June, September, December and March of that fiscal year.
(5) Represents the average of the quarterly balance of total liabilities and minority interest.
(6) Represents the ratio of net income plus dividend on redeemable preferred stock to the sum of average stockholders' equity and average redeemable preferred stock. Under Indian tax laws, dividend on preferred stock is not tax deductible.
(7) Represents the ratio of total dividends paid on common stock, exclusive of dividend distribution tax, as a percentage of net income.
(8) Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets was the ratio of interest income to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities.
(9) Represents the ratio of net interest income to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than spread, and if average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than spread.
(10) Represents the ratio of non-interest expense, to the sum of net interest income, dividends and non-interest income.
(11) Represents the ratio of non-interest expense to average total assets.
(12) ICICI Bank's capital adequacy is computed in accordance with the Reserve Bank of India guidelines and is based on unconsolidated financial statements prepared in accordance with Indian GAAP. At year-end fiscal 2003, on this basis ICICI Bank's total capital adequacy ratio was 11.10% with Tier 1 capital adequacy ratio of 7.05% and Tier 2 capital adequacy ratio of 4.05%. Capital adequacy reporting for ICICI as of year-end fiscal 2002 was not required as it ceased to exist for Indian GAAP reporting purposes, as ICICI Bank was the accounting acquirer in Indian GAAP.

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated audited financial statements. The following discussion is based on our audited financial statements and accompanying notes, which have been prepared in accordance with US GAAP.


Introduction

     Our loan portfolio, financial condition and results of operations have been, and in the future, are expected to be influenced by economic conditions, particularly industrial growth, in India and certain global developments, particularly in commodity prices relating to the business activities of our corporate customers. For ease of understanding the discussion of our results of operations that follows, you should consider the introductory discussion of these macroeconomic factors. In addition, for a meaningful comparison of our results of operations for these years, you should also consider the amalgamation and effect of other acquisitions.

     Indian Economy

     Overall GDP growth in the Indian economy has been in the range of 4.0-6.0% in the last three years. In fiscal 2001, GDP grew at the rate of 4.4%, while the preliminary estimate of 5.4% GDP growth in fiscal 2002 was later revised upwards to 5.6%. The latest available revised estimates have pegged the growth rate for fiscal 2003 at 4.3%. In fiscal 2003, the slowdown in growth was primarily caused by a decline in the growth of agriculture because of insufficient rainfall and resulting drought conditions prevailing in the country. Agricultural growth, which had risen by 5.7% in fiscal 2002 declined by 3.2% in fiscal 2003. The agricultural sector declined by 0.4% in fiscal 2001. The industrial sector grew by 5.7% in fiscal 2003 after low growth of 3.2% in fiscal 2002. The industrial sector grew by 6.5% in fiscal 2001. Industrial growth in fiscal 2003 was supported primarily by growth in construction and manufacturing activities. Growth between fiscal 1998 and 1999 was affected by a slowdown in the global economy stemming from the economic crisis in Asia, Russia and elsewhere.

     The average annual rate of inflation measured by the Wholesale Price Index declined to 3.4% in fiscal 2003 from 3.6% in fiscal 2002. Fuel price inflation declined to 5.5% in fiscal 2003 from 8.9% in fiscal 2002. The high level of foreign exchange reserves and the volume of food stocks cushioned the inflationary impact of insufficient rainfall and drought conditions. The US-led coalition's war in Iraq also did not significantly impact the inflationary process because of the relatively short duration of the war. Conditions, however, still remain unsettled in the Middle East where most of the world's oil production facilities are located and continuing tensions or hostilities could lead to increases in oil prices or higher volatility in oil prices.

     The Indian rupee remained relatively stable vis-a-vis the US dollar during fiscal 2003, strengthening marginally from Rs. 48.83 per US$ 1.00 at year-end fiscal 2002 to Rs. 47.53 per US$ 1.00 at year-end fiscal 2003. The rupee, however, depreciated against the pound sterling, euro and yen primarily because of the weakening of the US dollar against these currencies. Foreign exchange reserves were US$ 87.4 billion at September 5, 2003.

     The overall growth in industry, agriculture and services during fiscal 2004 will affect the performance of the banking sector as it will affect the level of credit disbursed by banks, and the overall growth prospects of our business, including our ability to grow, the quality of our assets and our ability to implement our strategy.

     Regional Hostilities and Terrorist Attacks

     India has from time to time experienced social and civil unrest and hostilities both internally and with neighboring countries. In recent years, there have been military confrontations between India and Pakistan in the Kashmir region and present relations between India and Pakistan continue to be tense on the issues of terrorism, armament and Kashmir. India has also experienced terrorist attacks in some parts of the country. These hostilities and tensions could lead to political or economic instability in India and a possible adverse effect on our business, its future financial performance and the price of its equity shares and its ADSs. For example, the terrorist attacks in the United States on September 11, 2001 and subsequent military action in Afghanistan and Iraq affected the markets all over the world. The United States' continuing battle against terrorism could lengthen these regional hostilities and tensions. Further, India has also experienced social unrest in some parts of the country. If such tensions occur in other parts of the country, leading to overall political and economic instability it could have an adverse effect on our business, our future financial performance and the price of our equity shares and our ADSs.

     Banking Sector

     According to the Reserve Bank of India's data, total deposits of all commercial banks increased by 18.4% in fiscal 2001, 15.5% in fiscal 2002 and 17.4% in fiscal 2003. In fiscal 2001, growth in bank deposits was high mainly as a result of the India Millennium Deposits (approximately Rs. 256.6 billion) raised by the State Bank of India to augment overall foreign exchange reserves of the country. These bonds increased the level of deposits in fiscal 2001 because they were included in deposits. Excluding the India Millennium Deposits, bank deposits would have risen by 15.2% in fiscal 2001. In fiscal 2002, excluding the India Millennium Deposits outstanding at year-end fiscal 2001, the growth in deposits was 15.0%. Growth in deposits in fiscal 2003 includes the impact of the amalgamation, as some of ICICI's liabilities which were not included in banking deposits at year-end fiscal 2002, were included at year-end fiscal 2003. Bank credit grew by 17.3% in fiscal 2001, 15.8% in fiscal 2002 and 23.3% in fiscal 2003. Bank credit growth in fiscal 2003 was high mainly due to the impact of the amalgamation, as ICICI's credit was included in total banking system credit at year-end fiscal 2003 but not included at year-end fiscal 2002.

     In the last five fiscal years, there has been a downward movement in interest rates, barring intra-year periods when interest rates were higher temporarily due to extraneous circumstances. This movement was principally due to the Reserve Bank of India's policy of assuring adequate liquidity in the banking system and generally lowering the rate at which it would lend to Indian banks to ensure that corporate borrowers have access to funding at competitive rates. The Reserve Bank of India's primary motive has been to realign interest rates with the market to facilitate a smooth transition from a government-controlled regime in the early 1990s, when interest rates were heavily regulated, to a more market-oriented interest rate regime. Banks have generally followed the direction of interest rates set by the Reserve Bank of India and adjusted both their deposit rates and lending rates downwards. On July 21, 2000, the Reserve Bank of India reversed the downward movement of the last four fiscal years and announced an increase in the bank rate of 100 basis points. However, on February 16, 2001, the bank rate was reduced to 7.5% and then reduced to 7.0% on March 7, 2001, thus reversing the upward movements initiated earlier. In October 2002, it was further reduced to 6.5%. It was further reduced to 6.0% in April 2003, the lowest since 1973. The Union Budget also reduced the rate of interest on government small savings and provident fund schemes by 100 basis points and the Reserve Bank of India subsequently reduced the savings deposit rate and the repo rate. The following table sets forth the decline in average deposit rates and average lending rates of five major public sector banks for the last five years.


                                                Average deposit rate                Average prime
               Fiscal year                  for over one year term (range)      lending rate (range)
------------------------------------------- -------------------------------  ------------------------
                                                                  (in percentages)
                                            ---------------------------------------------------------
1999 ......................................           9.0-11.0                        12.0-13.0
2000 ......................................           8.0-10.5                        12.0-12.5
2001 ......................................           8.5-10.0                        11.0-12.0
2002 ......................................            8.0-8.5                        11.0-12.0
2003 ......................................           5.25-8.50                      10.75-12.00
2004 (through August 15, 2003).............           5.00-6.25                      10.50-11.50

---------
Source: Reserve Bank of India: Handbook of Statistics on Indian Economy, 2002,
        Annual Report 2002-2003 and Weekly Statistical Supplements.

Amalgamation

     Following the approval of shareholders, the High Court of Gujarat at Ahmedabad and the High Court of Judicature at Bombay, the Reserve Bank of India approved the amalgamation of ICICI, ICICI Personal Financial Services and ICICI Capital Services with and into ICICI Bank on April 26, 2002.

     The Statement on Financial Accounting Standards No. 141 "Business Combinations", issued by the Financial Accounting Standards Board, requires that business combinations be accounted for in the period in which the combination is consummated. Accordingly, under US GAAP, the amalgamation has been reflected in the financial statements contained in this annual report for fiscal 2003, as it was consummated in April 2002. The effective date of the amalgamation for accounting purposes under US GAAP was April 1, 2002. Under US GAAP, the amalgamation was accounted for as a reverse acquisition. This means that ICICI was recognized as the accounting acquirer in the amalgamation, although ICICI Bank was the legal acquirer and the surviving entity. Accordingly, the financial data contained in this annual report for fiscal 2002 and prior years, except where specifically stated otherwise, present the assets, liabilities and results of operations of ICICI. The financial information for ICICI for fiscal 2002 and 2001 reflect results of ICICI Bank as an equity investment in accordance with ICICI's ownership interest in ICICI Bank prior to the amalgamation. The financial information for ICICI for fiscal 2000 and 1999 reflect results of ICICI Bank as a consolidated entity. Following the amalgamation, the other subsidiaries and affiliates of ICICI have become subsidiaries and affiliates of ICICI Bank.

     On the date of amalgamation, ICICI held 46% ownership interest in ICICI Bank. Accordingly, the acquisition of the balance 54% ownership interest has been accounted for as a step acquisition. Following the acquisition, the 46% ownership interest held by ICICI in ICICI Bank was recorded as treasury stock at its historical carrying value. In September 2002, the treasury stock was sold to institutional investors for Rs. 13,154 million (US$ 277 million). The difference between the sale proceeds and the carrying value, net of related tax effects of Rs. 599 million (US$ 13 million), was recognized in the statement of stockholders' equity as a capital transaction.

     The total purchase price for the acquisition was Rs. 14.1 billion (US$ 296 million) including fair value of common stock issued on reverse acquisition of Rs. 12.0 billion (US$ 252 million). Intangible assets of Rs. 5.5 billion (US$ 116 million), relating to customer and deposit relationships, will be amortized over a period of 10 years. Goodwill recognized in this transaction was Rs. 819 million (US$ 17 million).

Effect of Other Acquisitions

     In fiscal 2003, ICICI Infotech, an entity consolidated in our US GAAP financial statements, acquired the remaining 50.0% ownership interest in Tricolor Infotech International Inc., Mauritius for a cash consideration of Rs. 110 million (US$ 2 million). The assets of Tricolor Infotech International Inc. amounted to Rs. 35 million (US$ 726,603). The business combination was accounted for by the purchase method and accordingly the consolidated financial statements since fiscal 2003 include the results of operations of Tricolor Infotech International Inc. The business combination resulted in goodwill of Rs. 18 million (US$ 378,549) as the purchase price was more than the fair value of net assets acquired.

     In fiscal 2003, ICICI One Source, an entity consolidated in our US GAAP financial statements, acquired a 100.0% ownership interest in Customer Asset India Private Limited, a company engaged in the business of providing contact center services through its offshore contact center at Bangalore, for cash consideration aggregating Rs. 959 million (US$ 20 million). The business combination was accounted for by the purchase method and accordingly our consolidated financial statements for fiscal 2003 include the results of operations of Customer Asset India Private Limited. The business combination resulted in goodwill of Rs. 617 million (US$ 13 million) as the purchase price was more than the fair value of net assets acquired.

     During fiscal 2001, ICICI Infotech, acquired the following software development and services companies based in the United States: Ivory International Inc., Objects Xperts Inc. and Command Systems Inc. ICICI also acquired Ajax Software Solutions, a software development company based in India. The business combinations were accounted for under the purchase method and the revenues and total assets of the acquired companies were immaterial to ICICI's consolidated results of operations and financial position for fiscal 2001.

     Effective April 1, 1998, ICICI acquired Anagram Finance Limited, a non-bank finance company, principally to support its entry into the retail loan market. The assets of Anagram Finance amounted to Rs. 9.6 billion (US$ 202 million), approximately 2.0% of ICICI's total assets at year-end fiscal 1998. The business combination was accounted for by the purchase method and accordingly the consolidated financial statements since fiscal 1999 include the results of operations of Anagram Finance. The business combination resulted in a goodwill of Rs. 934 million (US$ 20 million), which was being amortized over a period of five years. This resulted in an expense of Rs. 187 million (US$ 4 million) due to amortization of goodwill in fiscal 1999, 2000 and 2001.

     Effective April 1, 1997, ICICI acquired ITC Classic Finance Limited, a non-bank finance company, principally to support its efforts in diversifying its retail funding base. The assets of ITC Classic Finance amounted to Rs. 14.0 billion (US$ 287 million), approximately 3.7% of ICICI's total assets at year-end fiscal 1997. The business combination was accounted for by the purchase method and accordingly the consolidated financial statements since fiscal 1998 include the results of operations of ITC Classic Finance. The business combination resulted in negative goodwill of Rs. 10 million (US$ 210,305) as the purchase price was less than the fair value of the net assets acquired. The negative goodwill was set-off against certain non-current, non-monetary assets.

     Effective April 1, 1996, ICICI acquired SCICI Limited, a diversified financial institution in which ICICI had an existing 19.9% equity interest. ICICI acquired SCICI principally to benefit from the scale efficiencies of being a larger entity. The assets of SCICI amounted to Rs. 50.4 billion (US$ 1.0 billion), approximately 16.8% of ICICI's total assets at year-end fiscal 1996. The business combination was accounted for by the purchase method and accordingly the consolidated financial statements since fiscal 1997 include the results of operations of SCICI. The business combination resulted in negative goodwill of Rs. 3.1 billion (US$ 65 million) as the purchase price was less than the fair value of the net assets acquired. Of this amount, Rs. 600 million (US$ 13 million) was set-off against certain property and equipment and an amount of Rs. 253 million (US$ 5 million) was accrued to income in each of the years for fiscal 1997 to fiscal 2001. In addition, in fiscal 1998, income of Rs. 242 million (US$ 5 million) was accrued from the sale of SCICI's headquarters building in Mumbai.

     In October 2002, the FASB issued SFAS No. 147, Acquisitions of Certain Financial Institutions, which requires that business combinations involving financial institutions within its scope, be accounted for under SFAS No. 141. Previously, generally accepted accounting principles for acquisitions of financial institutions provided for recognition of the excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset. Under SFAS No. 147, such excess is accounted for as goodwill. Adoption of SFAS No. 147 resulted in a reclassification of a previously recorded unidentifiable intangible asset of Rs. 373 million (US$ 8 million) to goodwill with effect from April 1, 2001. Further, as required by SFAS No. 147, ICICI reversed the amortization expense of Rs. 290 million (US$ 6 million) and the related income tax benefit of Rs. 103 million (US$ 2 million), by restating the results for fiscal 2002.

     ICICI adopted SFAS No. 142 on April 1, 2001, which resulted in reclassification of existing goodwill and intangible assets. In fiscal 2002, ICICI recorded goodwill of Rs. 354 million (US$ 7 million) relating to acquisitions of certain software services companies of which goodwill of Rs. 70 million (US$ 1 million) had been recorded pending final allocation as of March 31, 2002. The revenues and total assets of the acquired companies were immaterial to the consolidated results of operations and financial position of ICICI. Substantially all goodwill at year-end fiscal 2002, related to the software development and services reporting unit of ICICI. No goodwill impairment loss had been recorded during fiscal 2002 and 2003. In June 2001, the FASB issued SFAS No. 141, which requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies the criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocated to an assembled workforce may not be accounted separately. As of April 1, 2001, ICICI had an unamortized deferred credit of Rs. 1.3 billion (US$ 27 million) related to an excess of the fair value of assets acquired over the cost of acquisition of SCICI. As required by SFAS No. 141, in conjunction with the early adoption of SFAS No. 142, the unamortized deferred credit as of April 1, 2001, has been written-off and recognized as the effect of a change in accounting principle.

     Deconsolidation of ICICI Bank for fiscal 2001 and 2002

     ICICI's consolidated subsidiaries for and at year-end fiscal 2002 and year-end fiscal 2001 did not include ICICI Bank . Effective March 10, 2001, ICICI Bank acquired Bank of Madura, an old private sector bank in India, in an all stock merger and, as a result, the ownership interest of ICICI was reduced from 62.2% to 55.6%. In addition, during March 2001, ICICI reduced its interest in ICICI Bank to 46% through sales of equity shares in the Indian secondary markets to institutional investors. This was in line with the Reserve Bank of India's directive that ICICI reduce its interest in ICICI Bank to not more than 40% over a period of time. As a result of the foregoing, ICICI Bank ceased to be one of ICICI's subsidiaries as of March 22, 2001 and was accounted for under the equity method of accounting from April 1, 2000, the beginning of the fiscal year in which ICICI's majority ownership interest in ICICI Bank was deemed to be temporary. ICICI Bank continued to be reported on a consolidated basis for the years ended March 31, 1999 and 2000. As a result, ICICI's financial statements for fiscal 2002 and 2001 are not strictly comparable with those for fiscal 2000 and 1999.

     Change in accounting basis for insurance subsidiaries

     The consolidation of ICICI's majority ownership interest in the two insurance companies, ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company, incorporated in each of fiscal 2001 and 2002 has now been deemed inappropriate because of substantive participative rights retained by the minority shareholders. Accordingly, such investees are no longer consolidated but are accounted for by the equity method. Prior period financial statements have been restated and as a result, the financial statements for fiscal 2001 and 2002 contained in this annual report are not the same as those contained in our annual report for fiscal 2002. There is no resultant impact on net income or stockholders' equity for fiscal 2001 and 2002.

Results of Operations

     Consequent to the amalgamation, the businesses formerly conducted by ICICI became subject for the first time to various regulations applicable to banks. These include the prudential reserve and liquidity requirements, namely the statutory liquidity ratio under Section 24 of the Indian Banking Regulation Act, 1949, and the cash reserve ratio under Section 42 of the Reserve Bank of India Act,

1934. The statutory liquidity ratio is required to be maintained in the form of government of India securities and other approved securities, while the cash reserve ratio is required to be maintained in the form of cash balances with the Reserve Bank of India. At present, the stipulated statutory liquidity ratio is 25.0% of a bank's net demand and time liabilities in India and the stipulated cash reserve ratio is 4.5% of a bank's net demand and time liabilities in India. In addition to the above, the directed lending norms of Reserve Bank of India require that every bank should extend 40.0% of net bank credit to certain eligible sectors, which are categorized as "priority sectors". Considering that the advances of ICICI were not subject to the requirement applicable to banks in respect of priority sector lending, the Reserve Bank of India directed us, following the amalgamation to maintain an additional 10.0% over and above the requirement of 40.0%, i.e., a total of 50.0% of our net bank credit on the residual portion of our advances (our total advances less outstanding advances of ICICI at year-end fiscal 2002). Priority sectors are specific sectors such as agriculture and small-scale industries. This additional 10.0% priority sector lending requirement will apply until such time as our aggregate priority sector advances reach a level of 40.0% of our total net bank credit. The Reserve Bank of India's existing instructions on sub-targets under priority sector lending and eligibility of certain types of investments and funds for reckoning as priority sector advances also apply to us. See "Supervision and Regulation - Directed Lending - Priority Sector Lending" and "Business - Loan Portfolio - Directed Lending - Priority Sector Lending".

     Following the announcement of the amalgamation in October 2001, ICICI directed all its resources towards meeting the reserve requirements on its outstanding liabilities following the amalgamation. A large cash balance was maintained by ICICI towards the end of fiscal 2002 in order to meet the cash reserve requirement on its outstanding liabilities following the amalgamation. ICICI restricted its loan disbursements and also securitized and sold down its loans in the second half of fiscal 2002 to raise additional resources. As a result, ICICI's net loans decreased 13.0% to Rs. 523.6 billion (US$ 11.0 billion) at year-end fiscal 2002 from Rs. 602.0 billion (US$ 12.7 billion) at year-end fiscal 2001.

     Consequent to the amalgamation, while we have benefited from our lower cost of funding as a bank compared to ICICI as a non-bank financial institution, the requirement to maintain statutory liquidity ratio and cash reserve ratio on historic liabilities of ICICI has adversely impacted our spread. Maintenance of the statutory liquidity ratio and cash reserve ratio has resulted in large investment in government securities and cash balances with the Reserve Bank of India, both of which earn low yields compared to loan assets.

      Summary Fiscal 2003 to Fiscal 2002

     Loss (before cumulative effect of accounting changes, net of tax) amounted to Rs. 8.0 billion (US$ 168 million) in fiscal 2003 compared to income (before cumulative effect of accounting changes, net of tax) of Rs. 282 million (US$ 6 million) in fiscal 2002 primarily due to the large increase in provisions for loan losses, which increased by 102.1% or by Rs. 9.9 billion (US$ 208 million) to Rs. 19.6 billion (US$ 413 million) in fiscal 2003 from Rs. 9.7 billion (US$ 205 million) in fiscal 2002. Increases in net interest income and non-interest income were offset by the increase in non-interest expenses. After considering the cumulative effect of accounting changes, net loss amounted to Rs. 8.0 billion (US$ 168 million) in fiscal 2003 compared to net income of Rs. 1.5 billion (US$ 33 million) in fiscal 2002. We made a loss on average assets of 0.70% for fiscal 2003 compared to net income on average assets of 0.21% for fiscal 2002 and loss on average stockholders' equity of 8.47% for fiscal 2003 compared to net income on average stockholders' equity of 2.05% for fiscal 2002.

o Net interest income (excluding dividends) before provisions for loan losses increased 59.7% to Rs. 14.5 billion (US$ 305 million) in fiscal 2003 from Rs. 9.1 billion (US$ 191 million) in fiscal 2002 reflecting mainly the following factors:

     - an increase of Rs. 282.7 billion (US$ 5.9 billion) or 50.4% in the average volume of interest-earning rupee assets;

     - an increase of Rs. 688 million (US$ 14 million) or 0.86% in the average volume of interest-earning foreign currency assets;

     - an increase in rupee spread to 1.24% in fiscal 2003 from 0.72% in fiscal 2002; and

     - an increase in foreign currency spread to 1.84% in fiscal 2003 from 0.84% in fiscal 2002.

o The average volume of interest-earning rupee assets increased by Rs. 282.7 billion (US$ 5.9 billion) during fiscal 2003 primarily due to the increase in investment in government securities by Rs. 228.1 billion (US$ 4.8 billion) as we were required to maintain the statutory liquidity ratio on ICICI's liabilities, which were not subject to this requirement prior to the amalgamation.

o The spread increased by 45 basis points to 1.38% in fiscal 2003 from 0.93% in fiscal 2002 and net interest margin also increased to 1.57% in fiscal 2003 from 1.42% in fiscal 2002.

o Non-interest income increased by 62.7% in fiscal 2003 to Rs. 13.3 billion (US$ 278 million), from Rs. 8.1 billion (US$ 171 million) in fiscal 2002, primarily due to a decrease in loss from security transactions by Rs
     3.3 billion (US$ 68 million), increase in fee income, commission and brokerage by Rs. 1.0 billion (US$ 21 million) and gains from sale of loans and credit substitutes by Rs. 816 million (US$ 17 million).

o Non-interest expense increased 145.0% in fiscal 2003 to Rs. 18.6 billion (US$ 390 million) from Rs. 7.6 billion (US$ 160 million) in fiscal 2002 primarily due to the amalgamation and an increase in employee expenses and other administrative costs, mainly due to the growth in retail products and services.

o Provisions for loan losses increased to Rs. 19.6 billion (US$ 413 million) during fiscal 2003 from Rs. 9.7 billion (US$ 205 million) in fiscal 2002 reflecting an increase in gross restructured and other impaired loans by Rs. 84.7 billion (US$ 1.8 billion) in fiscal 2003 compared to Rs. 60.4 billion (US$ 1.3 billion) in fiscal 2002. Provisions for loan losses as a percentage of net loans increased to 3.12% in fiscal 2003 from 1.86% in fiscal 2002.

o Gross restructured loans increased 55.0% to Rs. 147.4 billion (US$ 3.1 billion) at year-end fiscal 2003 from Rs. 95.1 billion (US$ 2.0 billion) at year-end fiscal 2002, primarily due to an increase in restructuring of loans to companies in the iron and steel, cement and electronics industries. Gross other impaired loans increased 63.8% to Rs.83.2 billion (US$ 1.7 billion) at year-end fiscal 2003 from Rs. 50.7 billion (US$ 1.1 billion) at year-end fiscal 2002, primarily due to an increase in respect of borrowers in the power, metal products and fertilizer and pesticides industries. As a percentage of net loans, net restructured loans were 19.5% at year-end fiscal 2003 compared to 14.8% at year-end fiscal 2002 and net other impaired loans were 8.8% at year-end fiscal 2003 compared to 6.3% in year-end fiscal 2002.

o Total assets increased by 58.8% to Rs. 1,180.3 billion (US$ 24.8 billion) at year-end fiscal 2003 from Rs. 743.4 billion (US$ 15.6 billion) at year-end fiscal 2002. Net loans increased 20.4% to Rs. 630.4 billion (US$
     13.3 billion) at year-end fiscal 2003 from Rs. 523.6 billion (US$ 11.0 billion) at year-end fiscal 2002.

     Summary Fiscal 2002 to Fiscal 2001

     Income (before cumulative effect of accounting changes, net of tax) declined to Rs. 282 million (US$ 6 million) in fiscal 2002 compared to Rs. 6.6 billion (US$ 139 million) in fiscal 2001 primarily due to lower net interest income, lower fees, commissions and brokerage and higher non-interest expense. Net income after cumulative effect of accounting changes declined to Rs. 1.5 billion (US$ 33 million) in fiscal 2002 compared to Rs. 6.6 billion (US$ 139 million) in fiscal 2001. As a result, the return on average assets for fiscal 2002 declined to 0.21% compared to 0.94% in fiscal 2001 and the return on average stockholders' equity declined to 2.05% in fiscal 2002 compared to 8.84% in fiscal 2001.

o Net interest income (excluding dividends) before provisions for loan losses decreased 23.5% to Rs. 9.1 billion (US$ 191 million) in fiscal 2002 from Rs. 11.9 billion (US$ 260 million) in fiscal 2001, with an increase of Rs.
     38.7 billion (US$ 813 million) or 7.4% in the average volume of interest-earning rupee assets being offset mainly by the following factors:

     - a decrease of Rs. 12.7 billion (US$ 267 million) or 13.7% in the average volume of interest-earning foreign currency assets;

     - a decrease in rupee spread to 0.72% in fiscal 2002 from 0.89% in fiscal 2001; and

     - a decrease in foreign currency spread to 0.84% in fiscal 2002 from 2.19% in fiscal 2001.

o The spread declined by 26 basis points to 0.93% in fiscal 2002 from 1.19% in fiscal 2001 and net interest margin also decreased to 1.42% in fiscal 2002 from 1.93% in fiscal 2001.

o Gross restructured loans increased by 117.7% to Rs. 95.1 billion (US$ 2.0 billion) at year-end fiscal 2002 from Rs. 43.7 billion (US$ 919 million) at year-end fiscal 2001, primarily due to an increase in restructuring of loans to companies in the textiles, transport equipment and iron and steel industries. Also, loans previously categorized as other impaired loans amounting to Rs. 12.5 billion (US$ 263 million) were restructured during fiscal 2002 and were re-classified as restructured loans at year-end fiscal 2002. Gross other impaired loans increased 21.6% to Rs. 50.8 billion (US$
     1.0 billion) at year-end fiscal 2002 from Rs. 42.0 billion (US$ 878 million) at year-end fiscal 2001. As a percentage of net loans, net restructured loans were 14.8% at year-end fiscal 2002 compared to 5.4% at year-end fiscal 2001 and net other impaired loans were 6.3% at year-end fiscal 2002 compared to 3.3% in year-end fiscal 2001.

o Non-interest income declined by 11.9% in fiscal 2002 to Rs. 8.1 billion (US$ 171 million), from Rs. 9.2 billion (US$ 194 million) in fiscal 2001. Though there was a significant increase in trading account revenue, gain on sale of loans and income from software development and services in fiscal 2002, this was offset by a decline in gain on sale of stock of subsidiaries and affiliates, an other than temporary diminution on securities portfolio and a decline in fees, commission and brokerage. In fiscal 2001, non-interest income included a gain on the sale of ICICI's equity interest in ICICI Bank of Rs. 2.0 billion (US$ 42 million) and in ICICI Infotech of Rs. 511 million (US$ 11 million).

o Non-interest expense increased 38.6% in fiscal 2002 to Rs. 7.6 billion (US$ 160 million) from Rs. 5.5 billion (US$ 115 million) in fiscal 2001 primarily due to an increase in employee expenses and other administrative costs for ICICI Infotech, and other administrative costs.

o Provisions for loan losses decreased 2.0% to Rs. 9.7 billion (US$ 205 million) during fiscal 2002 from Rs. 9.9 billion (US$ 208 million) in fiscal 2001 and reflected a result of management's estimation of the recoverability of restructured and other impaired loans. ICICI believed that several loans, which became restructured loans in fiscal 2002, were essentially to inherently viable projects, which resulted in lower impairment losses during fiscal 2002. Provisions for loan losses in fiscal 2002 included Rs. 1.4 billion (US$ 29 million) of unallocated provisions on loans not specifically identified as restructured or other impaired loans, which were based on ICICI's estimate of the probable losses inherent in that portfolio. Provisions for loan losses as a percentage of net loans increased to 1.86% in fiscal 2002 from 1.64% in fiscal 2001.

o Total assets increased marginally by 0.5% to Rs. 743.4 billion (US$ 15.6 billion) at year-end fiscal 2002 from Rs. 739.9 billion (US$ 15.6 billion) at year-end fiscal 2001. Net loans decreased 13.0% to Rs. 523.6 billion (US$ 11.0 billion) at year-end fiscal 2002 from Rs. 602.0 billion (US$ 12.7 billion) at year-end fiscal 2001.

   Average Balance Sheet

     For fiscal 2002 and 2003, the average balances are the average of quarterly balances outstanding at the end of March of the previous fiscal year, June, September, December and March of that fiscal year. For fiscal 2001, the average balances are the average of quarterly balances outstanding at the end of June, September, December and March. The amortized portion of loan origination fees (net of loan origination costs) was included in interest income on loans, representing an adjustment to the yield. The average yield on average interest-earning assets is the ratio of interest income to average interest-earning assets. The average cost on average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. The average balances of loans include impaired loans and are net of allowance for loan losses that have been allocated on a pro-rata basis to rupee loans and foreign currency loans, based on the proportion of impaired rupee loans and impaired foreign currency loans. We did not recalculate tax-exempt income on a tax-equivalent basis because we believed that the effect of doing so would not be significant. Total interest income also includes other interest income which is primarily interest on refund of income tax.

            The following table sets forth, for the periods indicated, the average balances of the assets and liabilities outstanding, which are major components of interest income, interest expense and net interest income. The average balances of loans include impaired loans and are net of allowance for loan losses.

                                                                Year ended March 31,
                           ------------------------------------------------------------------------------------------------
                                        2001                           2002                            2003
                           ------------------------------------------------------------------------------------------------
                                       Interest  Average              Interest  Average               Interest   Average
                            Average    income/    yield/    Average    income/   yield/    Average     income/    yield/
                           balance     expense    cost      balance    expense    cost     balance     expense     cost
                           ------------------------------------------------------------------------------------------------
                                                          (in millions, except percentages)
Assets:
Cash, cash equivalents and
Trading assets:
   Rupee..................  Rs.29,774   Rs.3,262   10.96%   Rs.28,592  Rs.1,883    6.59%    Rs.58,204  Rs.3,937      6.76%
   Foreign currency ......     13,136        567     4.32       9,422       200     2.12       15,712       195       1.24
                           ----------------------         ----------------------         -----------------------
Total cash, cash equivalents
  and Trading assets......     42,910      3,829     8.92      38,015     2,083     5.48       73,916     4,132       5.59
Securities--debt:
   Rupee .................      1,265        154    12.17      11,728     1,180    10.06      244,161    16,633       6.81
   Foreign currency ......          -          -         -          -          -        -          -           -         -
                           ----------------------         ----------------------         -----------------------
Total securities--debt ....     1,265        154    12.17      11,728     1,180    10.06      244,161    16,633       6.81
Loans, net:
   Rupee .................    491,792     67,494    13.72     521,169    69,725    13.38      541,868    70,917      13.09
   Foreign currency ......     79,197      7,778     9.82      70,230     5,512     7.85       64,628     4,163       6.44
                           ----------------------         ----------------------         -----------------------
Total loans, net .........
                              570,989     75,272    13.18     591,399    75,237    12.72      606,496    75,080      12.38
Other interest income ....          -        504        -           -       100        -            -     1,869          -
Interest-earning assets:
   Rupee .................    522,831     71,414    13.66     561,489    72,889    12.98      844,233    93,356      11.06
   Foreign currency ......     92,333      8,345     9.04      79,652     5,711     7.17       80,340     4,358       5.42
                           ----------------------         ----------------------         -----------------------
Total interest-earning
  assets .................    615,164     79,759    12.97     641,141    78,600    12.26      924,573    97,714      10.57
Securities--equity:
   Rupee .................     25,239        345     1.37      31,434       267     0.85       29,379       389       1.32
   Foreign currency ......          -          -        -           -         -        -            -         -          -
                           ----------------------         ----------------------         -----------------------
Total securities--equity..     25,239        345     1.37      31,434       267     0.85       29,379       389       1.32
Earning assets:
   Rupee .................    548,069     71,759    13.09     592,922    73,156    12.34      873,613    93,745      10.73
   Foreign currency ......     92,333      8,345     9.04      79,652     5,711     7.17       80,340     4,358       5.42
                           ----------------------         ----------------------         -----------------------
Total earning assets .....    640,402     80,104    12.51     672,575    78,867    11.73      953,953    98,103      10.28

Cash and cash equivalents.      3,959          -                6,720         -                45,585         -
Acceptances ..............      4,048          -                3,552         -                26,496         -
Property and equipment ...     11,531          -               13,375         -                18,826         -
Other assets .............     46,403          -               50,109         -                87,778         -
                           ----------------------         ----------------------         -----------------------
Total non-earning
assets..                       65,941          -               73,755         -               178,685         -
                           ----------------------         ----------------------         -----------------------
Total assets ............. Rs.706,344  Rs.80,104           Rs.746,330 Rs.78,867          Rs.1,132,638 Rs.98,103
                           ======================         ======================         =======================

                                                                Year ended March 31,
                           ------------------------------------------------------------------------------------------------
                                        2001                           2002                            2003
                           ------------------------------------------------------------------------------------------------
                                       Interest  Average              Interest  Average               Interest   Average
                            Average    income/    yield/    Average    income/   yield/    Average     income/    yield/
                           balance     expense    cost      balance    expense    cost     balance     expense     cost
                           ------------------------------------------------------------------------------------------------
                                                          (in millions, except percentages)
Liabilities:
Savings account deposits:
 Rupee ....................    Rs.     -   Rs.   -        -%  Rs.    -  Rs.     -         -%  Rs.  30,828       914    2.96%

 Foreign currency .........            -         -        -          -          -         -            46         -    0.67
                             ----------------------         ----------------------          ------------------------
Total savings account
   deposits ...............            -         -        -          -          -         -        30,874       914    2.96
Time deposits:
   Rupee ..................        3,682       490    13.30      6,618        744     11.24        315688     24688    7.82
   Foreign currency .......            0         0        -          0          0         -         11456       431    3.76
                             ----------------------         ----------------------          ------------------------
Total time deposits .......        3,682       490    13.30      6,618        744     11.24       327,144    25,119    7.68
Long-term debt:
   Rupee ..................      373,604    50,337    13.47    424,745     54,387     12.80       390,602    45,661   11.69
   Foreign currency .......       89,313     6,249     7.00     79,358      5,337      6.72        64,745     2,420    3.74
                             ----------------------         ----------------------          ------------------------
Total long-term debt ......      462,916    56,586    12.22    504,103     59,724     11.85       455,347    48,081   10.56
Redeemable preferred stock.        2,321       244    10.52        735         74     10.07           813        82   10.09
Trading account and other
   liabilities:
   Rupee...................      100,569    10,230    10.17     85,057      8,217      9.66        75,983     8,590   11.31
   Foreign currency........         6986       343     4.91     16,888        761      4.50        15,065       423    2.81
                             ----------------------         ----------------------          ------------------------
Total trading account and
  other liabilities .......      107,555    10,573     9.83    101,945      8,978      8.81        91,048     9,013    9.90
Interest-bearing
liabilities:
   Rupee ..................      480,176    61,301    12.77    517,155     63,423     12.26       813,913    79,935    9.82
   Foreign currency .......       96,299     6,592     6.84     96,246      6,097      6.34        91,313     3,274    3.59
                             -----------------------------------------------------          ------------------------
Total interest-bearing
  liabilities..............      576,475    67,893    11.78    613,401     69,520     11.33       905,226    83,209    9.19
Non-interest-bearing
  deposits:
   Rupee ..................            -         -                   -          -                  31,172         -
   Foreign currency .......            -         -                   -          -                       -         -
                             ----------------------         ----------------------          ------------------------
Total non-interest-bearing
  deposits ................            -         -                   -          -                  31,172         -
Other liabilities .........       54,850         -              57,349          -                 133,151         -
                             ----------------------         ----------------------          ------------------------
Total non-interest-bearing
  liabilities .............       54,850         -              57,349          -                 164,323         -
                             ----------------------         ----------------------          ------------------------
Total liabilities .........  Rs. 631,324 Rs.67,893          Rs.670,750 Rs. 69,520           Rs. 1,038,377 Rs.83,209
                             ======================         ----------------------          ------------------------
Stockholders' equity.......  Rs.  75,019         -          Rs. 75,580          -           Rs.    94,261         -
                             ----------------------         ----------------------          ------------------------
Total liabilities and
  stockholders' equity ....  Rs. 706,343 Rs.67,893          Rs.746,330 Rs. 69,520            Rs.1,132,638 Rs.83,209
                             ======================         ======================          ========================

     Analysis of Changes in Interest Income and Interest Expense Volume and Rate Analysis

     The following table sets forth, for the periods indicated, the changes in the components of net interest income. The changes in net interest income between periods have been reflected as attributed either to volume or rate changes. For the purpose of this table, changes, which are due to both volume and rate, have been allocated solely to volume.

                                                 Fiscal 2002 vs. Fiscal 2001            Fiscal 2003 vs. Fiscal 2002
                                             ------------------------------------------------------------------------------
                                                  Increase (decrease) due to             Increase (decrease) due to
                                             ------------------------------------------------------------------------------
                                               Net change   Change in  Change in    Net change     Change in    Change in
                                                            average    average                      average      average
                                                              volume      rate                       volume       rate
                                             ------------------------------------------------------------------------------
Interest income:                                                             (in millions)
Cash, cash equivalents and trading assets:
   Rupee ..................................    Rs.  (1,379) Rs.   (78) Rs. (1,301)   Rs.   2,054  Rs.   2,003   Rs.     51
   Foreign currency .......................           (368)       (79)       (289)            (5)          78          (83)
                                             ------------------------------------------------------------------------------
Total cash, cash equivalents and trading
assets.....................................         (1,747)      (157)     (1,590)         2,049        2,081          (32)
Securities:
   Rupee ..................................          1,026      1,053         (27)        15,453       15,834         (381)
   Foreign currency .......................               -         -           -              -            -            -
                                             ------------------------------------------------------------------------------
Total securities ..........................          1,026      1,053         (27)        15,453       15,834         (381)
Loans:
   Rupee ..................................          2,231      3,930      (1,699)         1,192        2,709       (1,517)
   Foreign currency .......................         (2,266)      (704)     (1,562)        (1,349)        (361)        (988)
                                             ------------------------------------------------------------------------------
Total loans ...............................            (35)     3,226      (3,261)          (157)       2,348       (2,505)
Other interest income .....................           (404)      (404)          -          1,769        1,769            -
                                             ------------------------------------------------------------------------------
Total interest income:
   Rupee ..................................          1,474      4,501      (3,027)        20,468       22,315       (1,848)
   Foreign currency .......................         (2,634)      (783)     (1,851)        (1,354)        (283)      (1,071)
                                             ------------------------------------------------------------------------------
Total interest income .....................    Rs.  (1,160) Rs. 3,718  Rs. (4,878)   Rs.  19,114  Rs.  22,032   Rs. (2,919)
Interest expense:
Savings account deposits:
   Rupee ..................................              -          -           -    Rs.     914  Rs.     914            -
   Foreign currency .......................              -          -           -           0.31         0.31            -
                                             ------------------------------------------------------------------------------
Total savings account deposits ...........     Rs.       -  Rs.     -  Rs.      -    Rs.     914  Rs.     914   Rs.      -
Time deposits:
   Rupee ..................................            254        330         (76)        23,944       24,171         (226)
   Foreign currency .......................              -          -           -            431          431            -
                                             ------------------------------------------------------------------------------
Total time deposits .......................            254        330         (76)        24,375       24,601         (226)
Long-term debt:
   Rupee ..................................          4,050      6,549      (2,499)        (8,726)      (3,991)      (4,735)
   Foreign currency .......................           (912)      (669)       (242)        (2,917)        (546)      (2,371)
                                             ------------------------------------------------------------------------------
Total long-term debt ......................          3,138      5,879      (2,741)       (11,643)      (4,537)      (7,106)
Redeemable preferred stock(1) .............           (170)      (160)        (10)             8            8            -
Trading account and other liabilities:
   Rupee ..................................         (2,013)    (1,499)       (514)           373       (1,026)       1,399
   Foreign currency .......................            418        446         (28)          (338)         (51)        (287)
                                             ------------------------------------------------------------------------------
Total trading account and other liabilities         (1,595)    (1,053)       (542)            35       (1,077)       1,112
Total interest expense:
   Rupee ..................................           2,121      5,221     (3,099)         16,513      20,075       (3,562)
   Foreign currency .......................           (494)      (223)       (270)        (2,824)        (166)      (2,658)
Total interest expense ....................    Rs.   1,627  Rs. 4,997  Rs. (3,369)   Rs.  13,689  Rs.  19,909   Rs. (6,220)
                                             ==============================================================================
Net interest income:
   Rupee ..................................           (647)      (719)         72          3,955        2,240        1,715
   Foreign currency .......................         (2,140)      (560)     (1,581)         1,470         (117)       1,587
                                             ==============================================================================
Total net interest income .................     Rs. (2,787) Rs.(1,279) Rs. (1,509)     Rs. 5,425  Rs.   2,123   Rs.  3,301
                                             ==============================================================================

----------------------
(1) Banks in India are not allowed to issue preferred stock. However, we have been currently exempted from the restriction.

     Yields, Spreads and Margins

     The following table sets forth, for the periods indicated, the yields, spreads and net interest margins on interest-earning assets.

                                                                 Year ended March 31,
                                           -----------------------------------------------------------------
                                                      1999        2000        2001         2002        2003
                                           -----------------------------------------------------------------
                                                          ( in millions, except percentages)
Interest income.........................        Rs. 70,293  Rs. 79,296  Rs. 79,759   Rs. 78,600   Rs.97,714
Average interest-earning assets.........           500,966     612,452     615,164      641,141     924,573
Interest expense........................            58,043      67,492      67,893       69,520      83,209
Average interest-bearing liabilities....           483,636     583,609     576,474      613,401     905,226
Average total assets....................           574,198     706,066     706,343      746,330   1,132,638
Average interest-earning assets as a
  percentage of average total assets....             87.25%      86.74%      87.09%       85.91%      81.63%
Average interest-bearing liabilities as a
  percentage of average total assets....             84.23       82.66       81.61        82.19       79.92
Average interest-earning assets as a
  percentage of average interest-bearing
  liabilities...........................            103.58      104.94      106.71       104.52      102.14

Yield...................................             14.03       12.95       12.97        12.26       10.57
   Rupee................................             15.67       14.20       13.66        12.98       11.06
   Foreign currency.....................              8.63        7.57        9.04         7.17        5.42

Cost of funds...........................             12.00       11.56       11.78        11.33        9.19
   Rupee................................             13.64       12.77       12.77        12.26        9.82
   Foreign currency.....................              6.07        5.66        6.84         6.34        3.59

Spread (1)..............................              2.03        1.38        1.19         0.93        1.38
   Rupee................................              2.03        1.42        0.89         0.72        1.24
   Foreign currency.....................              2.55        1.91        2.19         0.84        1.84

Net Interest margin(2)..................              2.44        1.93        1.93         1.42        1.57
   Rupee................................              2.23        1.75        1.93         1.69        1.59
   Foreign currency.....................              3.16        2.70        1.90        -0.48        1.35

___________________
(1) Spread is the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest income to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities.
(2) Net interest margin is the ratio of net interest income to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than the spread and if average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than the spread.

     Net Interest Income

     The following table sets forth, for the periods indicated, the principal components of net interest income, excluding income from dividends.

                                                            Year ended March 31,
                                   ------------------------------------------------------------------------
                                      2001       2002      2002/2001      2003       2003      2003/2002
                                                            % Change                            % Change
                                   ------------------------------------------------------------------------
                                                      (in millions, except percentages)
Interest income ...............    Rs. 79,759  Rs. 78,600       (1.5)% Rs. 97,714  US$  2,055        24.3%
Interest expense ..............       (67,893)    (69,520)        2.4%    (83,208)     (1,750)       19.7%
                                   -----------------------             -----------------------
Net interest income, excluding
   income from dividends ......    Rs. 11,866  Rs.  9,080      (23.5)% Rs. 14,506  US$    305        59.7%
                                   =======================             =======================

         Fiscal 2003 compared to Fiscal 2002

     Net interest income increased 59.7% in fiscal 2003 compared to fiscal 2002 reflecting mainly the following:

o an increase of Rs. 282.7 billion (US$ 5.9 billion) or 50.3% in the average volume of interest-earning rupee assets;

o an increase of Rs. 688 million (US$ 14 million) or 0.9% in the average volume of interest-earning foreign currency assets;

o an increase in rupee spread to 1.24% in fiscal 2003 from 0.72% in fiscal 2002; and

o an increase in foreign currency spread to 1.84% in fiscal 2003 from 0.84% in fiscal 2002.

     The average volume of interest-earning rupee assets increased by Rs. 282.7 billion (US$ 5.9 billion) during fiscal 2003 primarily due to the increase in investment in government securities by Rs. 228.1 billion (US$ 4.8 billion) as we were required to maintain statutory liquidity ratio on ICICI's liabilities, which were not subject to this requirement prior to the amalgamation.

     ICICI Bank's average volume of loans was Rs. 85.4 billion (US$ 1.8 billion) in fiscal 2002. Subsequent to the amalgamation, our average volume of loans increased in fiscal 2003 to Rs. 606.5 billion (US$ 12.8 billion). The average volume of rupee loans increased by Rs. 20.7 billion (US$ 435 million) or 4.0% to Rs. 541.9 billion (US$ 11.4 billion) in fiscal 2003 from Rs. 521.2 billion (US$
11.0 billion) in fiscal 2002. This increase in average loans was principally due to the addition of ICICI Bank's loans, subsequent to amalgamation, and increased disbursements of retail finance loans, offset by securitization of loans and repayments of existing loans. The average volume of foreign currency loans decreased 8.0% to Rs. 64.6 billion (US$ 1.4 billion) in fiscal 2003 from Rs.
70.2 billion (US$ 1.5 billion) in fiscal 2002.

     ICICI Bank's gross loans outstanding were Rs. 75.7 billion (US$ 1.6 billion) at year-end fiscal 2002. Subsequent to the amalgamation, our gross loans increased 22.2% in fiscal 2003 to Rs. 684.6 billion (US$ 14.4 billion) from ICICI's gross loans of Rs. 560.2 billion (US$ 11.8 billion) at year-end fiscal 2002. Gross rupee loans at year-end fiscal 2003 increased 22.0% to Rs.
595.0 billion (US$ 12.5 billion) compared to Rs. 487.6 billion (US$ 10.3 billion) at year-end fiscal 2002 and gross foreign currency loans declined 23.4% to Rs. 89.7 billion (US$ 1.9 billion) compared to Rs. 72.7 billion (US$ 1.5 billion) at year-end fiscal 2002. Gross retail finance loans at year-end fiscal 2003 increased 158.0% to Rs. 188.3 billion (US$ 4.0 billion) from Rs. 73.0 billion (US$ 1.5 billion) at year-end fiscal 2002. Our project finance and working capital finance loans decreased 0.8% to Rs. 462.3 billion (US$ 9.7 billion) at year-end fiscal 2003 compared to Rs. 458.6 billion (US$ 9.6 billion) at year-end fiscal 2002.

     ICICI Bank's average volume of cash, cash equivalents and trading assets was Rs. 48.9 billion (US$ 1.0 billion) in fiscal 2002. The average volume of cash, cash equivalents and trading assets increased by 94.4% in fiscal 2003 to Rs. 73.9 billion (US$ 1.6 billion) compared to fiscal 2002 primarily due to the impact of amalgamation, and requirement of cash reserve ratio on ICICI's liabilities effective April 2002. At year-end fiscal 2002, cash, cash equivalents and trading assets of ICICI were Rs. 83.9 billion (US$ 1.8 billion) and of ICICI Bank were Rs. 115.4 billion (US$ 2.4 billion). ICICI and ICICI Bank were maintaining a large amount of cash and liquid balances at year-end fiscal 2002 to meet the reserve requirements on ICICI's liabilities. Cash, cash equivalents and trading assets increased by 33.7% to Rs. 112.1 billion (US$ 2.4 billion) at year-end fiscal 2003 from Rs.
83.9 billion (US$ 1.8 billion) at year-end fiscal 2002, reflecting the addition of ICICI Bank's cash, cash equivalents and trading assets offset, in part, by utilization of the cash and liquid balances existing at the beginning of fiscal 2003 for investment in government securities to meet statutory liquidity ratio requirement.

     The spread increased by 45 basis points to 1.38% in fiscal 2003 from 0.93% in fiscal 2003 as rupee spread increased by 52 basis points and foreign currency spread increased by 100 basis points. Net interest margin increased by 15 basis points to 1.57% in fiscal 2003 from 1.42% in fiscal 2002. This was primarily due to the increase in spread as offset by a decrease in average interest-earning assets as a percentage of average interest-bearing liabilities to 102.1% in fiscal 2003 from 104.5% in fiscal 2002.

     The yield on interest-earning rupee assets decreased 192 basis points to 11.06% in fiscal 2003 from 12.98% in fiscal 2002 principally due to the significant increase in proportion of securities acquired primarily to meet the statutory liquidity ratio requirement on ICICI's liabilities. Securities, which earned a yield of 6.81% in fiscal 2003 increased to 26.4% as a proportion of average interest-earning assets from 1.8% in fiscal 2002. The yield on loans declined due to non-accrual of income on loans recognized as impaired during the year and reduction in rates of interest on restructured loans, as well as a general decline in interest rates in the economy. The non-accrual of income on impaired loans was partly offset by interest income of Rs. 2.4 billion (US$ 50 million) which was recognized on impaired loans on a cash basis in fiscal 2003 compared to Rs. 3.3 billion (US$ 69 million) in fiscal 2002. ICICI Bank's average volume of deposits was Rs. 194.8 billion (US$ 4.1 billion) in fiscal 2002 with an average cost of 7.0%, and ICICI Bank's deposits at year-end fiscal 2002 were Rs. 325.2 billion (US$ 6.8 billion). These existing deposits along with new deposits raised during the year, being at a cost lower than ICICI's borrowings, reduced our cost of liabilities. The average cost of rupee liabilities decreased 244 basis points to 9.82% in fiscal 2003 from 12.26% in fiscal 2002 primarily due to acquisition of low interest-bearing deposits of ICICI Bank subsequent to amalgamation, increase in deposits and repayment of higher cost rupee liabilities of ICICI in fiscal 2003 and a general decline in interest rates in fiscal 2003. Average deposits, with a cost of 6.7% in fiscal 2003, constituted 43.0% of total interest-bearing liabilities compared to a cost of 11.2% in fiscal 2002. While the average cost of long-term rupee debt decreased to 11.7% from 12.8%, the average cost of short-term rupee borrowings increased to 9.9% in fiscal 2003 from 8.8% in fiscal 2002. As the decline in average cost was higher that the decline in yield, it resulted in an increase in rupee spread by 52 basis points to 1.24% in fiscal 2003 from 0.72% in fiscal 2002.

     Our foreign currency loans are primarily floating rate US dollar LIBOR-linked loans. The yield on the company's interest-earning foreign currency assets decreased 175 basis points to 5.42% in fiscal 2003 from 7.17% in fiscal 2002, principally due to a decrease in LIBOR during fiscal 2003. The average cost of foreign currency liabilities decreased 275 basis points to 3.59% in fiscal 2003 from 6.34% in fiscal 2002. The foreign currency spread increased 100 basis points to 1.84% in fiscal 2003 from 0.84% in fiscal 2002.

         Fiscal 2002 compared to Fiscal 2001

     Net interest income decreased 23.5% in fiscal 2002 compared to fiscal 2001 reflecting mainly the following:

o an increase of Rs. 38.7 billion (US$ 813 million) or 7.4% in the average volume of interest-earning rupee assets, more than offset by

o a decrease of Rs. 12.7 billion (US$ 267 million) or 13.7% in the average volume of interest-earning foreign currency assets;

o a decrease in rupee spread to 0.72% in fiscal 2002 from 0.89% in fiscal 2001; and

o a decrease in foreign currency spread to 0.84% in fiscal 2002 from 2.19% in fiscal 2001.

     The average volume of rupee loans increased by Rs. 29.4 billion (US$ 618 million) or 6.0% to Rs. 521.2 billion (US$ 11.0 billion) at year-end fiscal 2002 from Rs. 491.8 billion (US$ 10.3 billion) at year-end fiscal 2001. This increase in average loans was principally due to increased disbursements of retail finance loans in fiscal 2002. Gross retail finance loans at year-end fiscal 2002 increased 168.5% to Rs. 73.0 billion (US$ 1.5 billion) from Rs. 27.1 billion (US$ 570 million) at year-end fiscal 2001. This increase in retail loans was offset by securitization and sale of corporate loans in the second half of fiscal 2002 to raise resources to meet reserve requirements on ICICI's outstanding liabilities. As a result, project finance and working capital finance loans decreased 18.2% to Rs. 458.6 billion (US$ 9.6 billion) at year-end fiscal 2002 compared to Rs. 555.8 billion (US$ 11.7 billion) at year-end fiscal 2001. Gross rupee loans at year-end fiscal 2002 declined 11.2% to Rs. 487.6 billion (US$ 10 billion) compared to Rs. 548.8 billion (US$ 11.5 billion) at year-end fiscal 2001 and gross foreign currency loans declined 15.7% to Rs. 72.7 billion (US$ 1.5 billion) compared to Rs. 86.2 billion (US$ 1.8 billion) at year-end fiscal 2001. The average volume of foreign currency loans decreased to Rs. 70.2 billion (US$ 1.5 billion) in fiscal 2002 from Rs. 79.2 billion (US$ 1.7 billion) in fiscal 2001.

     Cash, cash equivalents and trading assets increased by 68.3% to Rs. 83.9 billion (US$ 1.8 billion) at year-end fiscal 2002 from Rs. 49.8 billion (US$ 1.0 billion) at year-end fiscal 2001 as ICICI maintained larger cash balances at year-end fiscal 2002 to have resources to comply with the reserve requirements on ICICI's liabilities following the amalgamation. The average volume of cash, cash equivalents and trading assets declined 11.4% in fiscal 2002 to Rs. 38.0 billion (US$ 800 million) compared to fiscal 2001 as the average balance considered was only the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of fiscal 2002 and not an average of daily balances.

     The spread declined by 26 basis points to 0.93% in fiscal 2002 from 1.19% in fiscal 2001 as rupee spread decreased by 17 basis points and foreign currency spread decreased by 135 basis points. Net interest margin decreased by 51 basis points to 1.42% in fiscal 2002 from 1.93% in fiscal 2001. This was primarily due to the decrease in spread and the average interest-earning assets as a percentage of average interest-bearing liabilities to 104.5% in fiscal 2002 from 106.7% in fiscal 2001.

     ICICI's foreign currency loans were primarily floating rate US dollar LIBOR-linked loans. The yield on interest-earning foreign currency assets decreased 187 basis points to 7.17% in fiscal 2002 from 9.04% in fiscal 2001, principally due to a decrease in LIBOR during fiscal 2002. The average cost of the ICICI's foreign currency liabilities decreased 50 basis points to 6.34% in fiscal 2002 from 6.84% in fiscal 2001. The decrease in average cost of foreign currency liabilities was significantly lower than the decrease in LIBOR during fiscal 2002, since ICICI had swapped some of its foreign currency liabilities to generate rupee funds for lending in rupees during fiscal 2001 and fiscal 2002. The foreign currency interest expense included forward premium expenses paid on forward contracts booked on ICICI's foreign currency borrowings. The amount of foreign currency liabilities swapped into rupee funds was significantly higher in fiscal 2002 compared to fiscal 2001, resulting in a higher expense of Rs. 1.7 billion (US$ 36 million) compared to Rs. 549 million (US$ 12 million) in fiscal 2001. This additional cost impacted the foreign currency spread by 120 basis points. As a result of the foregoing, the foreign currency spread decreased 135 basis points to 0.84% in fiscal 2002 from 2.19% in fiscal 2001. The adverse impact on the foreign currency net interest margin, which was negative for fiscal 2002, was offset by the rupee yield (which was higher than the foreign currency yield) earned on the rupee assets created out of the swapped foreign currency liabilities.

     In fiscal 2002, ICICI earned other interest income of Rs. 100 million (US$
2.1 million) compared to Rs. 504 million (US$ 11 million) in fiscal 2001. Other interest income in fiscal 2001 included an amount of Rs. 470 million (US$ 10 million) of interest on income-tax refund, which was not there in fiscal 2002.

     Provisions for Loan Losses

     The following table set forth, at the dates indicated, certain information regarding restructured and other impaired loans.

                                                                             At March 31,
                                                 ----------------------------------------------------------------------
                                                        2001        2002   2002/2001        2003       2003  2003/2002
                                                                            % change                          % change
                                                 ----------------------------------------------------------------------
                                                                   (in millions, except percentages)
Gross restructured loans.......................  Rs.  43,681  Rs. 95,088     117.7%  Rs.147,391  US$ 3,100      55.0%

Allowance for loan losses on  restructured loans     (11,372)    (17,722)     55.8      (24,732)      (520)     39.6
                                                 ------------------------            -----------------------
Net restructured loans.........................       32,309      77,366     139.5       122,659      2,580     58.5
                                                 ------------------------            -----------------------
Gross other impaired loans.....................       41,744      50,754      21.6        83,156      1,749     63.8
Allowance for loan losses on other
  impaired loans...............................      (21,663)    (17,567)    (18.9)      (27,837)      (585)    58.5
                                                 ------------------------            -----------------------
Net other impaired loans.......................       20,081      33,187      65.3        55,319      1,163     66.7
                                                 ------------------------            -----------------------
Gross restructured  and other impaired loans...       85,425     145,842      70.7      230,547      4,849      58.1
Allowance for loan losses(1)...................      (33,035)    (35,289)      6.8      (52,569)    (1,106)     49.0
                                                 ------------------------            -----------------------
Net restructured and other impaired loans......       52,390     110,553     111.0      177,978      3,743      61.0
                                                 ------------------------            -----------------------
Gross total loans..............................      635,058     560,248      (11.8)     684,640     14,398     22.2
Net total loans................................      602,023     523,601      (13.0)     630,421     13,258     20.4
Gross restructured loans as a percentage
  of gross loans...............................        6.88%      16.97%                  21.53%
Gross other impaired loans as a percentage
  of gross loans...............................         6.57        9.06                   12.15
Net restructured loans as a percentage
  of net loans.................................         5.37       14.78                   19.46
Net other impaired loans as a percentage
  of net loans.................................         3.34        6.34                    8.77
Allowance for loans losses on restructured
  loans as a percentage of gross restructured
  loans........................................        26.03       18.64                   16.78
Allowance for loan losses on other impaired
  loans as a percentage of gross other impaired
  loans........................................        51.89       34.61                   33.48
Allowance on loan losses as a percentage
  of gross loans...............................         5.20        6.54                    7.92

-------------------
(1) Does not include provisions on loans not specifically identified as restructured or other impaired loans.

     The following table sets forth, for the periods indicated, certain information regarding provisions for loan losses.

                                                                            Year ended March 31,
                                                -----------------------------------------------------------------------------
                                                       2001           2002     2002/2001          2003        2003  2003/2002
                                                                                % change                  % change
                                                -----------------------------------------------------------------------------
                                                                 (in millions, except percentages)
                                                --------------------------                ------------------------
Total provisions for the year...............    Rs. 9,892.0    Rs. 9,743.0       (1.5)%   Rs. 19,649.0    US$  413     101.7%
Provision for loans losses as a percentage of
  net loans.................................          1.64%          1.86%                       3.12%

     Changes in provisions and allowance for loan losses as a whole reflected economic trends in the key manufacturing and infrastructure segments in which many of our customers operate. The manufacturing sector has been adversely impacted between fiscal 1998 and fiscal 2003 primarily due to a slowdown in the Indian economy, a downturn in global commodity prices, particularly in the steel and textiles sectors, and a rapid reduction in import duties, which adversely impacted the performance of borrowers in these sectors. The changing economic and regulatory environment led to reduced profitability for certain borrowers. As a result of these adverse economic factors some of the loans to these borrowers became impaired. A process of restructuring, including rationalization of capital structures and production capacities, is taking place in several industries as companies reposition their businesses in the new environment.

     Gross restructured loans increased 55.0% during fiscal 2003 to Rs. 147.4 billion (US$ 3.1 billion) at year-end fiscal 2003, primarily due to an increase in restructuring of loans to companies in the iron and steel, cement and electronics industries. Gross other impaired loans increased 63.9% to Rs. 83.1 billion (US$ 1.7 billion) at year-end fiscal 2003 from Rs. 50.7 billion (US$ 1.1 billion) at year-end fiscal 2002 primarily due to companies in the power, metal products and fertilizers and pesticides industries. As a percentage of net loans, net restructured loans were 19.5% at year-end fiscal 2003 compared to 14.8% at year-end fiscal 2002 and net other impaired loans were 8.8% at year-end fiscal 2003 compared to 6.3% in year-end fiscal 2002.

     Provisions for loan losses increased 101.7% to Rs. 19.6 billion (US$ 413 million) during fiscal 2003 from Rs. 9.7 billion (US$ 205 million) in fiscal 2002 and reflected a result of management's estimation of the recoverability of restructured and other impaired loans. Gross restructured and other impaired loans increased by Rs. 84.7 billion (US$ 1.3 billion) in fiscal 2003 compared to Rs. 60.4 billion (US$ 1.3 billion) in fiscal 2002. We believe that several loans, which became restructured loans in fiscal 2002 and 2003, were essentially to inherently viable projects and consequently resulted in lower impairment losses. As a result, the coverage ratio on gross restructured loans decreased to 16.8% at year-end fiscal 2003 from 18.6% at year-end fiscal 2002 and 26.0% at year-end fiscal 2001. The coverage ratio on other impaired loans decreased to 33.5% at year-end fiscal 2003 from 34.6% at year-end fiscal 2002 and 51.9% at year-end fiscal 2001.

     During fiscal 2001, changes in the tax laws necessitated that loan balances deemed unrecoverable be charged-off against the allowance for loan losses. Accordingly, ICICI charged-off significant loan balances deemed unrecoverable in fiscal 2001. The loans charged-off in fiscal 2003 were Rs. 3.4 billion (US$ 71 million) compared to Rs. 6.1 billion (US$ 129 million) in fiscal 2002.
We identify a commercial loan as impaired and place it on non-accrual status when it is probable that we would be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. A commercial loan is also considered to be impaired and placed on a non-accrual basis if interest or principal is greater than 180 days overdue. The Reserve Bank of India's revised asset classification rules effective from fiscal 2004 require Indian banks to classify an asset as impaired when principal or interest has remained overdue for more than 90 days. This may impact the classification of, and reserving against, impaired loans. Delays or shortfalls in loan payments are evaluated along with other factors to determine if a loan should be classified as impaired. The decision to classify a loan as impaired is also based on an evaluation of the borrower's financial condition, collateral, liquidation value and other factors that affect the borrower's ability to pay. We classify a loan as a troubled debt restructuring where we have made concessionary modifications, that we would not otherwise consider, to the contractual terms of the loan to a borrower experiencing financial difficulties. Such loans are typically placed on a non-accrual status. When borrowers demonstrate over an extended period the ability to repay a loan in accordance with the contractual terms of a loan, which we classified as non-accrual, the loan is returned to accrual status. With respect to restructured loans, performance prior to the restructuring or significant events that coincide with the restructuring are evaluated in assessing whether the borrower can meet the rescheduled terms and may result in the loan being returned to accrual status after a performance period.

     Generally, at the time a loan is placed on non-accrual status, interest accrued and uncollected on the loan in the current fiscal year is reversed from income, and interest accrued and uncollected from the prior year is charged off against the allowance for loan losses. Thereafter, interest on non-accrual loans is recognized as interest income only to the extent that cash is received. When borrowers demonstrate over an extended period the ability to repay a loan in accordance with the contractual terms of a loan, which we classified as non-accrual, the loan is returned to accrual status. With respect to restructured loans, performance prior to the restructuring or significant events that coincide with the restructuring are evaluated in assessing whether the borrower could have met the rescheduled terms and may result in the loan being returned to accrual status after a performance period. Consumer loans are generally identified as impaired not later than a predetermined number of days overdue on a contractual basis. The number of days is set at an appropriate level by loan product. The policy for suspending accruals of interest and impairment on consumer loans vary depending on the terms, security and loan loss experience characteristics of each product.

     Allowance for loan losses on impaired loans is calculated by comparing the net present value of the expected cash flows, including cashflows from enforcement of collaterals, discounted at the effective interest rate of the loan and the carrying value of the loan. See "Business--Impaired Loans" for a description of our allowance for loan losses.

     We conduct an analysis of our loan portfolio on a periodic basis. The analysis considers both qualitative and quantitative criteria including the account conduct, future prospects, repayment history, and financial performance amongst others. For impaired loans in excess of Rs. 100 million (US$ 2 million), which were 84.3% of the gross impaired loan portfolio at year-end fiscal 2003, we follow a detailed process for each loan to determine the allowance for loan losses to be provided. For the balance of smaller loans in the impaired loan portfolio, we follow the classification detailed under "Business--Impaired Loans--Allowance for Loan Losses" for determining the allowance for loan losses. Our impaired loan portfolio is composed largely of project finance and other term loans where we have a security interest and first lien on all the fixed assets and a second lien on all the current assets of the borrower. ICICI typically lent between 60.0% and 80.0% of the appraised value of collateral. Hence, all of ICICI's loans have historically been sufficiently over-collateralized so that once collateral was realized, ICICI typically recovered the full principal along with a small portion of interest claims. However, recoveries are subject to delays, that can be several years, due to the long legal collection process in India. As a result, we make an allowance for loans based on the time value of money or the present value of expected realizations of collateral, which takes into account the delay we would experience before recovering its principal. The time to recovery, expected future cash flows and realizable value for collateral are periodically reviewed in estimating the allowance.

     We believe that the process for ascertaining allowance for loan losses described above adequately captures the expected losses on our entire loan portfolio.

     Non-Interest Income

     The following table sets forth, for the periods indicated, the principal components of non-interest income.

                                                                    Year ended March 31,
                                            ---------------------------------------------------------------------
                                               2001        2002      2002/2001     2003       2003    2003/2002
                                                                     % change                          % change
                                            ---------------------------------------------------------------------
                                                             (in millions, except percentages)
Fees, commission and brokerage...........    Rs.  5,317  Rs.  4,703     (11.5)%  Rs.  5,722   US$ 120      21.7%
Trading account revenue (1)..............           847       2,442       188.3       3,075        65       25.9
Securities transactions (2)..............        (1,714)     (3,572)      108.4        (322)       (7)     (91.0)
Foreign exchange transactions (3)........          (108)         78      (172.2)         92         2       17.9
Gain on sale of loans....................           705       1,979       180.7       2,795        59       41.2
Software development and services........           701       1,493       113.0       1,062        22      (28.9)
Gain on sale of stock in other
  subsidiaries and affiliates............         2,507         165       (93.4)          -         -     (100.0)
Profit on sale of certain premises
  and equipment..........................           (31)         29      (193.5)         16         -      (44.8)
Effect of business combinations..........           253           -      (100.0)          -         -          0
Other income.............................           766         831         8.5         813        18       (2.2)
                                            ------------------------            ----------------------
Total non-interest income................    Rs.  9,243  Rs.  8,148      (11.8)% Rs. 13,253   US$ 278       62.7%
                                            ========================            ======================

---------
(1) Primarily reflects income from trading in government of India securities and corporate debt securities.

(2) Primarily reflects capital gains / (losses) realized on the sale of securities, including fixed income and equity, venture capital investments and revenues from investment banking subsidiary less other than temporary diminution.

(3) Arises primarily from purchases and sales of foreign exchange on behalf of corporate clients and revaluation of foreign currency assets and liabilities and outstanding forward contracts.

        Fiscal 2003 compared to Fiscal 2002

     Non-interest income increased by 62.7% in fiscal 2003 to Rs. 13.3 billion (US$ 278 million), from Rs. 8.1 billion (US$ 171 million) in fiscal 2002 primarily due to a decrease in loss from securities transactions, increase in fees income, commission and brokerage and gains from sale of loans and credit substitutes.

     Fees, commission and brokerage increased 21.7% to Rs. 5.7 billion (US$ 120 million) in fiscal 2003 from Rs. 4.7 billion (US$ 99 million) in fiscal 2002 primarily due to the amalgamation and increase in retail and corporate transaction banking fees which offset the decrease in fees from project appraisal and related activities. ICICI Bank's fees, commission and brokerage was Rs. 1.7 billion (US$ 36 million) in fiscal 2002.

     Trading account revenue primarily consisted of income from trading in government of India securities and corporate debt securities. Trading account revenue increased 25.9% to Rs. 3.1 billion (US$ 65 million) during fiscal 2003 compared to fiscal 2002 as we capitalized on the market opportunities in a declining interest rate environment. Gains on trading account have resulted from short-term market opportunities created by a fall in interest rates during fiscal 2002 and 2003. We cannot assure you that interest rates will not fall any further as they change depending on the overall economic environment.

      The loss from securities transactions reduced to Rs. 322 million (US$ 7 million) during fiscal 2003 as compared to Rs. 3.6 billion (US$ 75 million) primarily due to increase in net gains realized to Rs. 1.8 billion (US$ 38 million) in fiscal 2003 from Rs. 1.2 billion (US$ 26 million) in fiscal 2002, as we capitalized on a declining interest rate environment and a decrease in the amount of other than temporary diminution in securities. In fiscal 2003, as part of our ongoing evaluation of the securities portfolio, we recorded an impairment charge of Rs. 2.1 billion (US$ 44 million) compared to Rs. 3.5 billion (US$ 73 million) in fiscal 2002, for an other than temporary decline in the value of the available for sale and non-readily marketable equity securities.

     Income from foreign exchange transactions arose primarily from purchases and sales of foreign exchange on behalf of corporate clients and revaluation of foreign currency assets and liabilities and outstanding forward contracts. Income from foreign exchange transactions was Rs. 92 million (US$ 2 million) in fiscal 2003 compared to Rs. 78 million (US$ 2 million) in fiscal 2002.

     During fiscal 2002, ICICI securitized and sold down a part of is corporate loan portfolio, primarily with the objective of complying with regulatory reserve requirements on its liabilities following amalgamation with ICICI Bank. This helped in the development of a market for securitized debt in India. We now view securitization and sell-down of corporate and retail loans as a key element of our business strategy, seeking to leverage our strong origination capabilities to meet the investment requirements of other financial intermediaries that have access to funding but relatively limited origination capabilities. We earned a profit of Rs. 2.8 billion (US$ 59 million) on securitization/sale of loans and credit substitutes in fiscal 2003 compared to Rs. 2.0 billion (US$ 42 million) in fiscal 2002.

     Income from software development and services decreased 28.9% to Rs. 1.1 billion (US$ 22 million) in fiscal 2003 from Rs. 1.5 billion (US$ 31 million) in fiscal 2002 primarily due to decline in software revenues from ICICI Infotech and ICICI Infotech Inc., US, on account of a decline in billing rates in both the offshore and onsite businesses combined with a decline in business volumes from the US market.

     Non-interest income also included a gain of Rs. 16 million (US$ 336,488) on the sale of certain premises and equipment in fiscal 2003 compared to Rs. 29 million (US$ 609,884) in fiscal 2002. Other income primarily included rental income for fiscal 2003.

        Fiscal 2002 compared to Fiscal 2001

     Non-interest income decreased by 11.8% in fiscal 2002 to Rs. 8.1 billion (US$ 171million), from Rs. 9.2 billion (US$ 194 million) in fiscal 2001 primarily due to a decline in gain on sale of stock of subsidiaries and affiliates, a loss on account of securities transactions, a decline in fees, commission and brokerage and an increase in trading account revenue, offset in part by a gain on sale of loans. In fiscal 2001, non-interest income included a gain on sale of equity interest in ICICI Bank of Rs. 2.0 billion (US$ 42 million).

     The decrease of 11.5% in fees, commission and brokerage in fiscal 2002 was primarily due to the decrease in fees from project appraisal and related activities. As ICICI had limited its credit growth in the second half of fiscal 2002, the fee income linked to new business generation also decreased.

     Trading account revenue increased 188.3% to Rs. 2.4 billion (US$ 51 million) during fiscal 2002 compared to fiscal 2001 as ICICI's investment banking subsidiary capitalized on the market opportunities in a declining interest rate environment. Gains on trading account resulted from short-term market opportunities created by a fall in interest rates during fiscal 2002.

     Income from securities transactions primarily reflected capital gains realized on the sale of ICICI's long-term equity securities less other than temporary diminution. The income from securities transaction declined during fiscal 2002 primarily due to an increase in the amount of other than temporary diminution in securities in fiscal 2002. In fiscal 2002, as part of its ongoing evaluation of its securities portfolio, ICICI recorded an impairment charge of Rs. 3.5 billion (US$ 75 million) compared to Rs. 1.8 billion (US$ 37 million) in fiscal 2001, for an other than temporary decline in the value of ICICI's available for sale and non-readily marketable equity securities.

     Income from foreign exchange transactions arose primarily from purchases and sales of foreign exchange on behalf of ICICI's corporate clients and revaluation of the ICICI's foreign currency assets and liabilities and outstanding forward contracts. Income from foreign exchange transactions in fiscal 2002 was Rs. 78 million (US$ 2 million) compared to a loss of Rs. 108 million (US$ 2 million) in fiscal 2001.

     During fiscal 2002, ICICI securitized and sold down some of its corporate loans, primarily to provide resources towards meeting the reserve requirements on ICICI's liabilities. This resulted in a gain on sale of loans of Rs. 2.0 billion (US$ 42 million) in fiscal 2002 compared to Rs. 705 million (US$ 15 million) in fiscal 2001.

     Income from software development and services increased 113.0% to Rs. 1.5 billion (US$ 31 million) in fiscal 2002 from Rs. 701 million (US$ 15 million) in fiscal 2001 as ICICI Infotech and ICICI Infotech Inc., US diversified into a range of software solutions covering banking, insurance, enterprise resource planning, customer relationship management and information technology security and continued their sustained marketing efforts in fiscal 2002.

     In fiscal 2002, ICICI realized a gain of Rs. 57 million (US$ 1 million) on the sale of 0.40% of its equity interest in ICICI Bank and a gain on sale of stock in other subsidiaries and affiliates of Rs 108 million (US$ 2 million). During fiscal 2001, ICICI reduced its equity interest in ICICI Bank to 46% through sales of equity shares in the Indian secondary markets to institutional investors. The sale of shares was made for a consideration of Rs. 3.5 billion (US$ 74 million) and the gain on sale was Rs. 2.0 billion (US$ 42 million) which is included in income for fiscal 2001. Non-interest income also included a gain on sale of ICICI's stake in ICICI Infotech of Rs. 511 million (US$ 11 million).

     Non-interest income also included a gain of Rs. 29 million (US$ 609,884) on the sale of certain premises and equipment in fiscal 2002 compared to a loss of Rs. 31 million (US$ 651,945) in fiscal 2001. Other income primarily included rental income for fiscal 2002.

     Non-Interest Expense

     The following table sets forth, for the periods indicated, the principal components of non-interest expense.

                                                                  Year ended March 31,
                                          ---------------------------------------------------------------------
                                            2001       2002    2002/2001     2003       2003      2003/2002
                                                                % change                           % change
                                          ---------------------------------------------------------------------
                                                           (in millions, except percentages)
Employee expense:
   Salaries ............................  Rs. 1,564  Rs. 2,526      61.5%  Rs.  4,686    US$ 98          85.5%
   Employee benefits ...................        313        454      45.0          697        15           53.5
                                          ---------------------           ----------------------
Total employee expense  ................      1,877      2,980      58.8        5,383       113           80.6
Premises and equipment expense .........      1,507      2,102      39.5        4,784       101          127.6
Administration and other expense .......      1,835      2,514      37.0        7,797       164          210.1
Amortization of goodwill and intangible
  assets  ..............................        260          -    (100.0)         645        13              -
                                          ---------------------           ----------------------
Total non-interest expense  ............  Rs. 5,479  Rs. 7,596      38.6%  Rs. 18,609   US$ 391         145.0%
                                          =====================           ======================


         Fiscal 2003 compared to Fiscal 2002

     Non-interest expense increased 145.0% in fiscal 2003 to Rs. 18.6 billion (US$ 391 million) from Rs. 7.6 billion (US$ 160 million) in fiscal 2002 primarily due to an increase in employee expenses and administration expense as a result of the amalgamation, and growth in retail products and services.

     Employee expenses increased 80.6% to Rs. 5.4 billion (US$ 113 million) in fiscal 2003 from Rs. 3.0 billion (US$ 63 million) in fiscal 2002 primarily due to expenses of 4,820 employees of ICICI Bank who joined subsequent to amalgamation, new employees hired during the year and an increase in salary levels. ICICI Bank's employee expenses were Rs. 1.5 billion (US$ 32 million) in fiscal 2002. At year-end fiscal 2003, our employees had increased by 199.8% to 15,179 employees compared to ICICI's 5,063 employees at year-end fiscal 2002, primarily due to the addition of employees of ICICI Bank and an increase in employees of ICICI OneSource and ICICI Home Finance, which have grown their business and distribution capabilities.

     Premises and equipment expense increased 127.6% to Rs. 4.8 billion (US$ 101 million) in fiscal 2003 from Rs. 2.1 billion (US$ 44 million) in fiscal 2002, primarily due to the impact of amalgamation, increased technology expenses, maintenance and depreciation expenses for ICICI centers, computers and computer software. ICICI Bank's premises and equipment expense was Rs. 2.2 billion (US$ 46 million) in fiscal 2002. The number of ATM's increased from 1,000 at year-end fiscal 2002 to 1,675 at year-end fiscal 2003 and the number of branches and extension counters increased from 403 at year-end fiscal 2002 to 446 at year-end fiscal 2003. Administrative and other expenses increased 210.1% to Rs. 7.8 billion (US$ 164 million) in fiscal 2003 from Rs. 2.5 billion (US$ 53 million) in fiscal 2002 primarily due to the impact of amalgamation, an increase in the retail business expenses and increase in general business volumes. ICICI Bank's administrative and other expenses were Rs. 2.2 billion (US$ 46 million) in fiscal 2002.

         Fiscal 2002 compared to Fiscal 2001

     Non-interest expense increased 38.6% in fiscal 2002 to Rs. 7.6 billion (US$ 160 million) from Rs. 5.5 billion (US$ 115 million) in fiscal 2001 primarily due to an increase in employee expenses and other administrative costs of ICICI Infotech, and other administrative costs.

     Employee expenses increased 58.8% to Rs. 2.9 billion (US$ 63 million) in fiscal 2002 from Rs. 1.9 billion (US$ 40 million) in fiscal 2001. The number of employees increased to 5,063 employees at year-end fiscal 2002 from 3,460 employees, excluding ICICI Bank, at year-end fiscal 2001 primarily due to an increase in the number of employees in ICICI's subsidiaries, ICICI Infotech, and ICICI Home Finance, which had been rapidly growing their business and distribution infrastructure in fiscal 2002.

     Premises and equipment expense increased 39.5% in fiscal 2002 compared to fiscal 2001, primarily due to increased technology expenses, maintenance and depreciation expenses for ICICI's centers, computers and computer software. Administrative and other expenses increased 37.0% in fiscal 2002 compared to fiscal 2001 primarily due to an increase in the administration expense of ICICI Infotech and its subsidiaries. In fiscal 2002, ICICI Infotech diversified its range of products and increased its presence to all major cities of India through sustained business development and marketing efforts.

     Income Tax Expense

     Income tax benefit amounted to Rs. 3.1 billion (US$ 64 million) in fiscal 2003 compared to income tax expense of Rs. 251 million (US$ 5 million) in fiscal 2002. The effective rate of tax benefit was 27.7% in fiscal 2003 compared to effective rate of tax expense of 47.1% in fiscal 2002. The effective tax rate of 27.7% in fiscal 2003 was lower compared to statutory tax rate of 36.75% primarily due to exempt interest and dividend income and the charging of certain income at rates other than statutory tax rate, partly offset by the disallowance of certain expenses for tax purposes. Income tax expense increased by 32.8% to Rs. 251 million (US$ 5 million) in fiscal 2002 compared to Rs. 189 million (US$ 4 million) in fiscal 2001. The effective tax rate in fiscal 2002 was 47.1% compared to 2.8% in fiscal 2001. The effective rate of tax expense at 47.1% in fiscal 2002 was higher compared to the statutory tax rate of 35.70% primarily due to the impact on deferred tax asset of change in the statutory tax rate from 39.55% in fiscal 2001 to 35.70% in fiscal 2002. The effective rate of tax expense at 2.8% in fiscal 2001 was significantly lower compared to statutory tax rate of 39.55% primarily due to an increase in recognition of deferred tax assets on other than temporary diminution in securities available for sale of earlier years.

     A retrospective change was effected in the local tax laws in India's budget for fiscal 2002, whereby provisions for loan losses are not allowed as a deduction from taxable income unless the corresponding loan is written off in the accounts. As a result, a higher current tax liability was recognized against provisions for loan losses claimed in earlier years, which was offset by recognition of a deferred tax asset in respect of the same. See Note 28 of our consolidated financial statements for a further discussion on income tax.

Financial Condition

     Assets

     The following table sets forth, at the dates indicated, the principal components of assets.

                                                              At March 31,
                                -------------------------------------------------------------------------
                                    2001        2002     2002/2001      2003        2003      2003/2002
                                                          % change                             % change
                                -------------------------------------------------------------------------
                                                   (in millions, except percentages)
Cash and cash equivalents.....   Rs.  30,957  Rs. 41,476      34.0%   Rs. 72,453  US$  1,524        74.7%
Trading account assets(1) ....        18,878      42,376      124.5       39,634         834        (6.5)
Securities, excluding venture         15,092      56,125      271.9      276,917       5,824       393.4
  capital investments(2) .....
Venture capital investments ..         3,769       3,921        4.0        3,704          78        (5.5)
Investments in affiliates ....         8,908      10,086       13.2        2,615          55       (74.1)
Loans, net:
   Rupee .....................       548,827     487,598      (11.2)     594,955      12,512        22.0

   Foreign currency ..........        86,230      72,650      (15.7)      89,685       1,886        23.4
   Less: Allowances ..........      (33,035)    (36,647)       10.9     (54,219)     (1,140)        47.9
                                -------------------------           -------------------------
Total loans, net .............       602,022     523,601      (13.0)     630,421      13,258        20.4
Acceptances ..................         2,715       4,783       76.2       43,252         910       804.3
Property and equipment .......        11,897      12,577        5.7       21,215         446        68.7
Other assets .................        45,652      48,417        6.1       90,052       1,894        86.0
                                -------------------------           -------------------------
Total assets .................    Rs.739,890  Rs.743,362       0.5% Rs.1,180,263  US$ 24,823        58.8%
                                =========================           =========================

---------------------------
(1) Primarily includes government of India securities and corporate debt securities.
(2) Primarily includes government of India securities and to a much smaller extent, corporate debt securities and equity securities.

         Fiscal 2003 compared to Fiscal 2002

     Our total assets increased 58.8% to Rs. 1,180.3 billion (US$ 24.8 billion) at year-end fiscal 2003 compared to Rs.743.4 billion (US$ 15.6 billion) at year-end fiscal 2002, primarily due to an increase in securities and loans on account of the amalgamation. ICICI Bank's total assets at year-end fiscal 2002 were Rs. 404.8 billion (US$ 8.5 billion).

     Our net loans increased 20.4% to Rs. 630.4 billion (US$ 13.3 billion) at year-end fiscal 2003 compared to Rs. 523.6 billion (US$ 11.0 billion) at year-end fiscal 2002, reflecting a 22.0% increase in gross rupee loans, a 23.4% increase in gross foreign currency loans and a 47.9% increase in allowance for loan losses. Gross retail finance loans increased 157.9% to Rs. 188.3 billion (US$ 4.0 billion) at year-end fiscal 2003 from Rs. 73.0 billion (US$ 1.5 billion) at year-end fiscal 2002.

     Securities, excluding venture capital investment increased 393.4% to Rs.
276.9 billion (US$ 5.8 billion) at year-end fiscal 2003 from Rs. 56.1 billion (US$ 1.2 billion) at year-end fiscal 2002 primarily due to investment in government securities required to comply with the statutory liquidity ratio on ICICI's liabilities. At year-end fiscal 2002, cash, cash equivalents and trading assets of ICICI and ICICI Bank were Rs. 83.9 billion (US$ 1.8 billion) and Rs.
115.4 billion (US$ 2.4 billion), respectively. ICICI and ICICI Bank were maintaining a large amount of cash and liquid balances at year-end fiscal 2002 to meet the reserve requirements on ICICI's liabilities following the amalgamation. Cash, cash equivalents and trading assets increased by 33.7% to Rs. 112.1 billion (US$ 2.4 billion) at year-end fiscal 2003 from Rs. 83.9 billion (US$ 1.8 billion) at year-end fiscal 2002, reflecting the addition of ICICI Bank's cash, cash equivalents and trading assets offset, in part, by utilization of the cash and liquid balances existing at the beginning of fiscal 2003 for investment in government securities to meet statutory liquidity ratio requirement.

     Trading assets at year-end fiscal 2003 included Rs. 5.4 billion (US$ 114 million) of reverse repurchase transactions as compared to Rs. 21.4 billion (US$ 450 million) at year-end fiscal 2002. Under these transactions securities were purchased under agreements to resell after a specified time. Such securities qualified as approved securities for statutory liquidity ratio requirements, and were of short maturity, carrying lower risk while yielding higher returns as compared to other short-term money market instruments. These transactions were typically used for better liquidity management.

     Investment in affiliates declined to Rs. 2.6 billion (US$ 55 million) at year-end fiscal 2003 from Rs. 10.1 billion (US$ 212 million) at year-end fiscal 2002 due to the step acquisition of and amalgamation with ICICI Bank. Acceptances primarily include letters of credit issued on behalf of customers. ICICI, being a financial institution, was restricted in its ability to issue acceptances, unlike ICICI Bank. Following the amalgamation, we have been able to significantly increase the issuance of acceptances by leveraging on ICICI's strong corporate relationships. Acceptances increased to Rs. 43.3 billion (US$ 910 million) at year-end fiscal 2003 from Rs. 4.8 billion (US$ 101 million) at year-end fiscal 2002. ICICI Bank's acceptances at year-end fiscal 2002 were Rs.
12.6 billion (US$ 265 million).

     Other assets at year-end fiscal 2003, included advance taxes of Rs. 28.3 billion (US$ 595 million), deferred tax assets of Rs. 6.4 billion (US$ 135 million), intangible assets of Rs. 5.1 billion (US$ 108 million) and Rs. 2.3 billion (US$ 49 million) of assets held for sale, which were primarily acquired through foreclosure of loans.

         Fiscal 2002 compared to Fiscal 2001

     ICICI's total assets increased 0.5% to Rs. 743.4 billion (US$ 15.6 billion) at year-end fiscal 2002 from Rs. 739.9 billion (US$ 15.6 billion) at year-end fiscal 2001, primarily due to an increase in cash and cash equivalents, trading account assets and securities, excluding venture capital investments, offset in part by a decrease in net loans.

     Subsequent to the announcement of the amalgamation in October 2001, ICICI directed all its resources towards meeting the reserve requirements on its outstanding liabilities following the amalgamation. ICICI limited its loan disbursements and also securitized and sold down its loans in the second half of fiscal 2002 to raise additional resources. As a result, ICICI's net loans decreased by 13.0% to Rs. 523.60 billion (US$ 11.0 billion) at year-end fiscal 2002 from Rs. 602.0 billion (US$ 12.7 billion) at year-end fiscal 2001, reflecting a 11.2% decrease in gross rupee loans and a 15.7% decrease in gross foreign currency loans, offset by an increase in allowances for loan losses. The decrease in ICICI's corporate loan portfolio was offset by an increase in retail finance disbursements in fiscal 2002. Gross retail finance loans at year-end fiscal 2002 increased 168.5% to Rs. 72.8 billion (US$ 1.5 billion) from Rs. 27.1 billion (US$ 570 million) at year-end fiscal 2001.

     Cash and cash equivalents which included interest-bearing deposits with banks, increased to Rs. 41.5 billion (US$ 872 million) at year-end fiscal 2002 from Rs. 31.0 billion (US$ 651 million) at year-end fiscal 2001, as a large cash balance was maintained by ICICI towards the end of fiscal 2002 in order to meet the cash reserve requirement on its outstanding liabilities following the amalgamation. Trading assets increased significantly to Rs. 42.4 billion (US$ 891 million) at year-end fiscal 2002 compared to Rs. 18.9 billion (US$ 397 million) at year-end fiscal 2001. Trading assets at year-end fiscal 2002 included Rs. 21.4 billion (US$ 450 million) of reverse repurchase transactions. Under these transactions securities were purchased under agreements to resell after a specified time. Such securities qualified as approved securities for statutory liquidity ratio requirements, and were of short maturity, carrying lower risk while yielding higher returns as compared to other short-term money market instruments. These transactions were typically used for better liquidity management.

     Securities, excluding venture capital investments at year-end fiscal 2002 increased to Rs. 56.1 billion (US$ 1.2 billion) compared to Rs. 15.1 billion (US$ 317 million) at year-end fiscal 2001 primarily due to the increase in government of India securities. Venture capital investments at year-end fiscal 2002 remained almost the same at Rs. 3.9 billion (US$ 82 million) compared to Rs. 3.8 (US$ 79 million) at year-end fiscal 2001. ICICI's investment in affiliates increased to Rs. 10.1 billion (US$ 212 million) from Rs. 8.9 billion (US$ 187 million) primarily due to the addition of ICICI Bank's retained earnings. Acceptances increased to Rs. 4.8 billion (US$ 101 million) at year-end fiscal 2002 from Rs. 2.7 billion (US$ 57 million) at year-end fiscal 2001. Acceptances, primarily included letters of credit issued on behalf of customers.

     Other assets at year-end fiscal 2002, included advance taxes of Rs. 16.6 billion (US$ 349 million, deferred tax assets of Rs. 7.3 billion (US$ 153 million) and Rs. 2.0 billion (US$ 42 million) of assets held for sale, which were primarily acquired through foreclosure of loans.

     Liabilities and Stockholders' Equity

     The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders' equity.

                                                                         At March 31,
                                           -------------------------------------------------------------------------
                                              2001        2002      2002/2001      2003        2003      2003/2002
                                                                    % change                             % change
                                           -------------------------------------------------------------------------
                                                              (in millions, except percentages)
Deposits ................................  Rs.   6,072  Rs.  7,380     21.5%    Rs. 491,290   US$ 10,332       6557%
Trading account liabilities..............       12,483      17,105     37.03         26,086         549        52.5
Short-term borrowings ...................       99,655      70,804    (28.95)        42,095         885       (40.5)
Acceptances .............................        2,715       4,783     76.17         43,252         910       804.3
Long-term debt:
Rupee ...................................      404,017     438,704      8.59        350,633       7,374       (20.1)
Foreign currency ........................       88,865      72,894    (17.97)        50,179       1,055       (31.2)
                                           ------------------------            -------------------------
Total long-term debt ....................      492,882     511,598      3.80        400,812       8,429       (21.7)
Other liabilities .......................       38,832      48,402     24.64         66,658       1,402        37.7
Taxes and dividends payable .............       10,494      11,050      5.30         16,880         355        52.8
Redeemable preferred stock(1)............          698         772     10.60            853          18        10.5
                                           ------------------------            -------------------------
Total liabilities .......................      663,831     671,894      1.21      1,087,926      22,880        61.9
Minority interest .......................          135         260     92.59            124           3       (52.3)
Stockholders' equity ....................       75,927      71,348     (6.03)        92,213       1,939        29.2
                                           ------------------------            -------------------------
Total liabilities and stockholders' equity  Rs.739,893  Rs.743,502      0.5%    Rs.1,180,263  US$ 24,822      (96.7)%
                                           ========================            =========================

------------------
(1) In line with the existing regulatory requirements in India, preferred stock issued by ICICI needed to be compulsorily redeemed within a specified time period. Accordingly, all series of preferred stock issued by ICICI were redeemable in accordance with the terms of the issue.

         Fiscal 2003 compared to Fiscal 2002

     Deposits increased to Rs. 491.3 billion (US$ 10.4 billion) at year-end fiscal 2003 from Rs. 7.4 billion (US$ 155 million) at year-end fiscal 2002. ICICI Bank's deposits at year-end fiscal 2002 were Rs. 325.2 billion (US$ 6.8 billion). ICICI Bank's deposits along with new deposits raised during the year increased our volume of deposits. Unlike ICICI, we fund ourselves primarily through deposits and not borrowings and debt. As ICICI's long-term debt and short-term borrowings were repaid during the year in line with scheduled maturities both long-term debt and short-term borrowings declined significantly. Our long-term debt decreased 21.7% to Rs. 400.8 billion (US$ 8.4 billion) at year-end fiscal 2003 from Rs. 511.6 billion (US$ 10.8 billion) at year-end fiscal 2002, reflecting a 20.1% decrease in long-term rupee debt and a decrease of 31.2% in long-term foreign currency debt. Our short-term borrowings decreased 40.5% at year-end fiscal 2003 compared to year-end fiscal 2002. Going forward, we will continue to repay ICICI's liabilities as and when they mature and raise new resources primarily through deposits. Trading account liabilities increased 52.5% at year-end fiscal 2003 compared to year-end fiscal 2002 due to the impact of amalgamation. Taxes and dividends payable increased 52.8% to Rs. 16.9 billion (US$ 355 million) at year-end fiscal 2003 from Rs. 11.1 billion (US$ 232 million) at year-end fiscal 2002 primarily due to increase in dividends payable. Dividend for fiscal 2002 was paid by ICICI before year-end fiscal 2002 unlike dividend for fiscal 2003 which we paid subsequent to the year-end. The carrying amount of the redeemable preferred stock increased to Rs. 853 million (US$ 18 million) at year-end fiscal 2003 from Rs 772 million (US$ 16 million) at year-end fiscal 2002. Minority interest decreased 52.3% at year-end fiscal 2003. Stockholders' equity increased 29.2% at year-end fiscal 2003 to Rs. 92.2 billion (US$ 1.9 billion).

         Fiscal 2002 compared to Fiscal 2001

     ICICI's long-term debt increased 3.8% to Rs. 511.5 billion (US$ 10.8 billion) at year-end fiscal 2002 from Rs. 492.9 billion (US$ 10.4 billion) at year-end fiscal 2001, reflecting a 8.6% increase in long-term rupee debt offset by a decrease of 18.0% in long-term foreign currency debt. Deposits increased to Rs. 7.4 billion (US$ 155 million) at year-end fiscal 2002 from Rs. 6.1 billion (US$ 128 million) at year-end fiscal 2001, primarily due to the deposits raised by ICICI Home Finance in fiscal 2002. In fiscal 2002, ICICI Home Finance launched a fixed deposit program to mobilize resources to meet the growing business needs and diversify its resource base. Trading account liabilities increased 37.0% at year-end fiscal 2002 compared to year-end fiscal 2001 due to increased market opportunities in a declining interest rate environment and an increase in trading account assets. ICICI short-term borrowings decreased 29.0% at year-end fiscal 2002 compared to year-end fiscal 2001. Short-term borrowings included foreign currency non-reparable borrowings, which increased at year-end fiscal 2002. This was offset by a decrease in rupee short-term borrowings. The carrying amount of the redeemable preferred stock increased to Rs. 772 million (US$ 16 million) at year-end fiscal 2002 from Rs.698 million (US$ 15 million) at year-end fiscal 2001. Minority interest increased 92.6% at year-end fiscal 2002 on account of new subsidiaries and acquisitions by ICICI Infotech. Stockholders' equity declined 6.0% at year-end fiscal 2002 to Rs. 71.3 billion (US$ 1.5 billion). At year-end fiscal 2002, stockholders' equity was net of the dividend paid by ICICI as an interim dividend during fiscal 2002.

        Off Balance Sheet Items, Commitments and Contingencies

         Foreign Exchange and Derivative Contracts

     We enter into foreign exchange forwards, options, swaps and other derivative products, which enables customers to transfer, modify or reduce their foreign exchange and interest rate risks. These instruments are used to manage foreign exchange and interest rate risk relating to specific groups of on-balance sheet assets and liabilities. Since adoption on April 1, 2001, of SFAS No. 133 and SFAS No. 138, all derivatives have been recorded as assets or liabilities on the balance sheet at their respective fair values with unrealized gains and losses recorded either in accumulated other comprehensive income or in the statement of income, depending on the purpose for which the derivative is held. Derivatives that do not meet the criteria for designation as a hedge under SFAS No. 133 at inception, or fail to meet the criteria thereafter, are accounted for in other assets with changes in fair value recorded in the statement of income. See Note 1 - "Significant accounting policies - Derivative instruments and hedging activities" to our consolidated financial statements.

     The following table sets forth, at the dates indicated, the notional amount of the derivative contracts.

                                                                     At March 31,
                                   ----------------------------------------------------------------------------------
                                            Notional principal amounts            Balance sheet credit exposure(1)
                                   ----------------------------------------------------------------------------------
                                      2001       2002       2003        2003       2001    2002     2003      2003
                                   ----------------------------------------------------------------------------------
                                                                     (in millions)
Interest rate products:
Swap agreements....................Rs. 50,430  Rs. 87,824  Rs. 324,893  US$ 6,833  Rs. (5) Rs. 620  Rs. 137   US$  3

Others.............................         -           -            -          -        -       -        -        -
                                   ----------------------------------------------------------------------------------
Total interest rate products ......Rs. 50,430  Rs. 87,824  Rs. 324,893  US$ 6,833  Rs. (5) Rs. 620  Rs. 137   US$  3
                                   ==================================================================================
Foreign exchange products:
Forward contracts .................Rs. 21,091  Rs. 41,873  Rs. 277,280  US$ 5,831 Rs.(159) Rs. (41) Rs.(116)  US$ (2)

Swap agreements....................    23,429      20,395       14,611        307       -      328      539       11
                                   ----------------------------------------------------------------------------------
Total foreign exchange products ...Rs. 44,520  Rs. 62,268  Rs. 291,891  US$ 6,138 Rs.(159) Rs. 287  Rs. 423   US$  9
                                   ==================================================================================

---------------

(1) Denotes the mark-to-market impact of the derivative and foreign exchange products on the reporting date.

     The notional principal amount of interest rate products increased to Rs.
324.9 billion (US$ 6.8 billion) at year-end fiscal 2003 compared to Rs. 87.8 billion (US$ 1.8 billion) at year-end fiscal 2002. The notional principal amount of foreign exchange products increased Rs. 291.9 billion (US$ 6.1 billion) at year-end fiscal 2003 compared to Rs. 62.3 billion (US$ 1.3 billion) at year-end fiscal 2002. This significant increase in the volumes of interest rates swaps and foreign exchange forward contracts in fiscal 2003 was primarily due to the impact of the amalgamation, increased transactions carried out by us on behalf of our customers and increase in the market for such products. Prior to amalgamation, ICICI, being a financial institution, was restricted in interest rate derivative products and foreign exchange products that it could offer to customers.


       Securitization

     We primarily securitize commercial loans through "pass-through" securitizations. In fiscal 2003, we securitized loans with a carrying value of Rs. 51.8 billion (US$ 1.1 billion) compared to Rs. 40.9 billion (US$ 859 million) in fiscal 2002, which resulted in gains of Rs. 2.1 billion (US$ 44 million) in fiscal 2003 compared to Rs. 1.1 billion (US$ 23 million) in fiscal 2002. The gains are reported as a component of gain on sale of loans. After the securitization, we generally continue to maintain customer account relationships and serviced loans transferred to the securitization trust. Generally, the securitizations are without recourse and we do not provide any credit enhancement. In a few cases, we may enter into derivative transactions such as written put options and interest rate swaps with the transferees. Generally, we do not retain any beneficial interests in the assets sold.

     In fiscal 2003, we wrote put options, which require us to purchase, upon request of the holders, securities issued in certain securitization transactions. The put options seek to provide liquidity to holders of such instruments. If exercised, we are obligated to purchase the securities at the predetermined exercise price. All put options were out-of-the-money for the holders.

     In fiscal 2003, we sold loans and credit substitutes with an aggregate put option exercise price of Rs. 24.4 billion (US$ 513 million) compared to Rs. 13.1 billion (US$ 276 million) in fiscal 2002. Subsequent to their initial issuance, such options have been recorded at fair values with changes reported in the statement of operations.

       Loan Commitments

     We have outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated Rs. 48.8 billion (US$ 1.0 billion) at year-end fiscal 2003 compared to Rs. 68.2 billion (US$ 1.4 billion) at year-end fiscal 2002. The interest rate on these commitments is dependent on the lending rates on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are contingent upon the borrower's ability to maintain specific credit standards.

       Capital Commitments

     We are obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. Estimated amounts of contracts remaining to be executed on capital account aggregated Rs. 264 million (US$ 6 million) at year-end fiscal 2003 compared to Rs. 756 million (US$ 16 million) at year-end fiscal 2002 signifying the unpaid amount for acquisition of fixed assets as per contracts entered into with suppliers.

       Operating Lease Commitments

     We have commitments under long-term operating leases principally for premises. The following table sets forth, a summary of future minimum lease rental commitments at year-end fiscal 2003, for non-cancellable leases.

Lease rental commitments for fiscal,                              in millions
------------------------------------                              -----------

2003.............................................................   Rs.    237
2004 ............................................................          231
2005 ............................................................          223
2006 ............................................................          208
2007.............................................................          174
Thereafter  .....................................................          320
                                                                  -------------
Total minimum lease commitments .................................   Rs.  1,393
                                                                  =============

       Guarantees

     As a part of our financing activities, we issue guarantees to enhance the credit standing of our customers. The guarantees are generally for a period not exceeding 10 years. The credit risk associated with these products, as well as the operating risks, are similar to those in other loan products. We have the same appraisal process, pricing methodology and collateral requirement for guarantees as that for any other loan product. Guarantees increased by 43.3% at year-end fiscal 2003 compared to year-end fiscal 2002, which in turn increased by 25.4% compared to year-end fiscal 2001.

     The following table sets forth, at the dates indicated, guarantees outstanding.

                                                                  At March 31,
                                      ----------------------------------------------------------------------
                                                             2002/2001                           2003/2002
                                         2001       2002      % change      2003        2003     % change
                                      ----------------------------------------------------------------------
                                                        (in millions, except percentages)
Financial guarantees(1).............  Rs. 53,167  Rs. 53,037     (0.2)%   Rs.  69,076  US$ 1,453     30.2%

Performance guarantees(2)................. 6,083      21,266     249.6%        37,402        787     75.9%
                                      -----------------------           ------------------------
Total guarantees....................  Rs. 59,250  Rs. 74,303      25.4%   Rs.106,478   US$ 2,239     43.3%

                                      =======================           ========================

-----------------
(1) Consists of instruments guaranteeing the timely contractual payment of loan obligations, primarily to foreign lenders on behalf of project companies.
(2) Consists of instruments guaranteeing the performance by a company of an obligation, such as exports.

     The following table sets forth contractual obligations on long-term debt, operating lease and guarantees at year-end fiscal 2003.

                                                                 Payments due by period
                                           ---------------------------------------------------------------------
                                                            Less than                              More than
  Contractual Obligations                      Total          1 year     1-3 years    3-5 years     5 years
                                           ---------------------------------------------------------------------
                                                                     (in millions)
  Long term debt obligations...............   Rs. 402,644  Rs.   86,263  Rs.161,859   Rs. 53,376   Rs.101,146
  Operating Lease Obligations..............         1,393           237         454          382          320
  Guarantee
  -  Financial guarantees..................        69,076         9,413      19,223        4,361       36,079
  -  Performance guarantees................        37,402         8,309       8,835        3,965       16,293
                                           ---------------------------------------------------------------------
                                                  106,478        17,722      28,058        8,326       52,372
                                           ---------------------------------------------------------------------
  Total....................................   Rs. 510,515  Rs. 1,04,222  Rs. 28,512    Rs. 8,708   Rs. 52,692
                                           =====================================================================

         Capital Resources

     ICICI Bank is subject to the capital adequacy requirements of the Reserve Bank of India, which are primarily based on the capital adequacy accord reached by the Basle Committee of Banking Supervision, Bank of International Settlements in 1988. ICICI Bank is required to maintain a minimum ratio of total capital to risk adjusted assets of 9.0%, at least half of which must be Tier 1 capital.

     At year-end fiscal 2003, ICICI Bank's capital adequacy ratio calculated in accordance with the Reserve Bank of India guidelines and based on its unconsolidated financial statements prepared in accordance with Indian GAAP was 11.10%. Using the same basis of calculation, at year-end fiscal 2003 ICICI Bank's Tier 1 capital adequacy ratio was 7.05% and its Tier 2 capital adequacy ratio was 4.05%.

     The following table sets forth, at the dates indicated, risk-based capital, risk-weighted assets and risk-based capital adequacy ratios computed in accordance with the applicable Reserve Bank of India guidelines and based on ICICI Bank's unconsolidated financial statements prepared in accordance with Indian GAAP.

     Indian GAAP

                                                                               At March 31, 2003
                                                                      -------------------------------------

Tier 1 capital ...................................................      Rs.    58,072       US$    1,221
Tier 2 capital ...................................................             33,388                702
                                                                      -------------------------------------
Total capital ....................................................      Rs.    91,460              1,923
                                                                      =====================================
On-balance sheet risk weighted assets ............................      Rs.  678,703             14,273
Off-balance sheet risk weighted assets ...........................            145,102              3,052
                                                                      -------------------------------------
Total risk weighted assets .......................................       Rs.  823,805        US$  17,325
                                                                      =====================================
Tier 1 capital adequacy ratio ....................................              7.05%
Tier 2 capital adequacy ratio ....................................              4.05%
                                                                      ------------------
Total capital adequacy ratio .....................................             11.10%
                                                                      ------------------

     The principal off-balance sheet items for ICICI Bank were loan commitments, guarantees, put options and lease and capital commitments. As described in "Financial Condition -- Off Balance Sheet Items, Commitments and Contingencies", ICICI Bank entered into these arrangements for normal business purposes. Capital was provided for these items based on the existing capital adequacy guidelines of the Reserve Bank of India. See "Supervision and Regulation - Capital Adequacy Requirements". Lease commitments were not expected to materially affect capital requirements. ICICI Bank provides capital on the put options outstanding and forward contracts and derivatives contracts outstanding at year-end fiscal 2003 as per existing capital adequacy guidelines of the Reserve Bank of India. Under the guidelines issued by the Reserve Bank of India in fiscal 2003, the deferred tax asset is treated as an intangible asset and deducted from Tier 1 capital.

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

     We maintain diverse sources of liquidity to facilitate flexibility in meeting funding requirements. Incremental operations are principally funded by accepting deposits from retail and corporate depositors. The deposits are augmented by borrowings in the short-term inter-bank market and through the issuance of bonds. Loan maturities and sale of investments also provide liquidity. Most of the funds raised are used to extend loans or purchase securities. Generally, deposits are of a shorter average maturity than loans or investments.

     Most of our incremental funding requirements, including replacement of maturing liabilities of ICICI which generally had longer maturities, are met through short-term funding sources, primarily in the form of deposits including inter-bank deposits. However, a large portion of its assets, primarily the assets of ICICI, have medium or long-term maturities, creating a potential for funding mismatches. We actively monitor our liquidity position and attempt to maintain adequate liquidity at all times to meet all requirements of all depositors and bondholders, while also meeting the requirement of lending groups. We seek to establish a continuous information flow and an active dialogue between the funding and borrowing divisions of the organization to enable optimal liquidity management. A separate group is responsible for liquidity management.

     Another source of liquidity risk is the put options written by us on the loans which we have securitized. These options are binding on us and require us to purchase, upon request of the holders, securities issued in such securitized transactions. The options seek to provide liquidity to the security holders. If exercised, we will be obligated to purchase the securities at the pre-determined exercise price. All put options were out-of-the-money for the holders. At year-end fiscal 2003, the aggregate put option exercise price of such option-embedded loan and credit substitute sell-downs was Rs. 24.4 billion (US$ 513 million).

     We are required to maintain a certain percentage of our demand and time liabilities, excluding specified liabilities, in cash reserves with the Reserve Bank of India, which currently stands at 4.5%. In addition, we are also required to maintain a statutory liquidity reserve by way of investments in government of India securities, which is 25.0% at present.

     We also have recourse to the liquidity adjustment facility and the refinance window, which are short-term funding arrangements provided by the Reserve Bank of India. We maintain a substantial portfolio of liquid high quality securities that may be sold on an immediate basis to meet our liquidity needs.

     We also have the option of managing liquidity by borrowing in the inter-bank market on a short-term basis. The overnight market which is a significant part of the inter-bank market, is susceptible to volatile interest rates. These interest rates on certain occasions, have touched historical highs of 100.0% and above. To curtail reliance on such volatile funding, our liquidity management policy has stipulated daily limits for borrowing and lending in this market. The limit on daily borrowing is more stringent than the limit set by the Reserve Bank of India. ICICI Securities, like us, relies for a certain proportion of its funding on the inter-bank market for overnight money and is therefore also exposed to similar risk of volatile interest rates.

     We are required to submit gap analysis on a monthly basis to the Reserve Bank of India. Pursuant to the Reserve Bank of India guidelines, the liquidity gap (if negative) must not exceed 20.0% of outflows in the 1-14 day and the 15-28 day time category. We prepare fortnightly maturity gap analysis to review its liquidity position. Static gap analysis is also supplemented by a dynamic analysis for the short-term, to enable the liability raising units to have a fair estimate of the short-term funding requirements. In addition, we also monitors certain liquidity ratios on a fortnightly basis.

     Our bonds are rated AAA by two Indian credit rating agencies, ICRA Limited and Credit Analysis & Research Limited. Our term deposits are rated AAA by ICRA Limited. Our long-term foreign currency borrowings are rated Baa3 by Moody's Investors Service, which is one notch higher than the sovereign rating for India, and BB by Standard and Poor's. Our short-term foreign currency ratings are Ba2/ Not Prime by Moody's Investors Service and B by Standard and Poor's. Any downgrade in these credit ratings, or any adverse change in these ratings relative to other banks and financial intermediaries, could adversely impact our ability to raise resources to meet our funding requirements, which in turn could adversely impact our liquidity position.

     In April 2003, unsubstantiated rumours, believed to have originated in Gujarat, alleged that we were facing liquidity problems, although our liquidity position was sound. We witnessed higher than normal deposit withdrawals during the period April 11 to 13, 2003, on account of these unsubstantiated rumours. We successfully controlled the situation, but if such situations were to arise in future, any failure to control such situations could result in large deposit withdrawals, which would adversely impact our liquidity position.

         Capital Expenditure

     The following tables set forth, for the periods indicated, certain information related to capital expenditure by category of fixed assets.

                                                                  Fiscal 2002
                              ----------------------------------------------------------------------------------
                                Cost at
                               March 31,     Additions/    Deletions/    Depreciation    Net assets at March 31,
                                  2001       transfers     transfers                               2002
                              ----------------------------------------------------------------------------------
                                                                 (in millions)
Land........................   Rs.   1,342     Rs.     -   Rs.     (6)      Rs.   103    Rs.  1,233     US$  26
Buildings...................         6,642           649          (83)            429         6,779         143
Equipment, furniture, and
others (1)..................         4,558         1,420         (251)          1,625         4,102          86
Construction in progress....           739             -         (269)              6           463          10
Total.......................   Rs.  13,281     Rs. 2,069   Rs.   (609)      Rs. 2,164    Rs. 12,577     US$ 265

---------------------
(1)  Includes equipment and furniture, and others category as specified in Note
     14 to our consolidated financial statements.

                                                                  Fiscal 2003
                              ----------------------------------------------------------------------------------
                                Cost at
                               March 31,    Additions/    Deletions/    Depreciation     Net assets at March 31,
                                 2002       transfers      transfers                              2003
                              ----------------------------------------------------------------------------------
                                                                 (in millions)
Land........................   Rs.   1,336   Rs.     199   Rs.      -       Rs.    82    Rs.   1453      US$ 31
Buildings...................         7,208         4,224         (238)            930        10,264         217
Equipment, furniture and
others (1)..................         5,727         7,808         (874)          4,234         8,427         177
Construction in progress....           469         1,010         (402)              6         1,071          24
Total.......................   Rs.  14,740   Rs.  13,241   Rs. (1,514)      Rs. 5,252    Rs. 21,215     US$ 449

---------------------
(1) Includes equipment and furniture, and others category as specified in Note 14 to our consolidated financial statements.

     Our capital expenditure on property and equipment was Rs. 13.2 billion (US$ 278 million) for fiscal 2003 compared to Rs. 2.1 billion (US$ 44 million) for fiscal 2002 and Rs. 4.4 billion (US$ 92 million) for fiscal 2001. Capital expenditure for fiscal 2003 includes capital assets acquired on amalgamation. ICICI Bank's total fixed assets (gross) were Rs. 6.8 billion (US$ 144 million) at year-end fiscal 2002, with Rs. 286 million (US$ 6 million) in land, Rs. 2.2 billion (US$ 46 million) in buildings and Rs. 4.0 billion (US$ 85 million) in equipment, furniture and others.

     Capital expenditure on buildings of Rs. 4.2 billion (US$ 89 million) in fiscal 2003 primarily includes Rs. 2.2 billion (US$ 46 billion) impact of amalgamation and expense on call centers and improvement in leasehold property. Capital expenditure on equipment, furniture and others of Rs. 7.8 billion (US$ 164 million) in fiscal 2003 primarily includes Rs. 4.0 billion (US$ 85 million) impact of amalgamation, Rs. 2.1 billion (US$ 45 million) expense on computers and software, and Rs. 676 million (US$ 14 million) on ATMs.

Significant Changes

     Except as stated in this annual report, no significant changes have occurred to us since the date of the fiscal 2003 consolidated financial statements contained in this annual report.

Segment Revenues and Assets

     Subsequent to the amalgamation of ICICI with and into ICICI Bank, the composition of our operating segments has changed. Our operations are now classified into the following segments: commercial banking segment, investment banking segment and others, consisting of various operating segments that do not meet the requirements to be reported as an individual reportable segment as defined in SFAS No. 131 on Disclosure About Segments of an Enterprise and Related Information. Segment data for previous periods has been reclassified on a comparable basis.

     The commercial banking segment provides medium-term and long-term project and infrastructure financing, securitization, factoring, lease financing, working capital finance and foreign exchange services to clients. Further, it provides deposit and loan products to retail customers. The investment banking segment deals in the debt, equity and money markets and provides corporate advisory products such as mergers and acquisition advice, loan syndication advice and issue management services.

     Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The chief operating decision maker evaluates performance and allocates resources based on an analysis of various performance indicators for each of the above reportable segments. Components of profit and loss are evaluated for commercial banking and investment banking segments. Further, the chief operating decision maker specifically reviews assets of the retail asset division, which is part of commercial banking segment.

     The results of ICICI Bank, were reported under the equity method of accounting since April 1, 2000 i.e., for fiscal 2001 and 2002. However, for management reporting, the entire results of ICICI Bank continue to be reported as if the business were a consolidated entity. The segment-wise information presented below is consistent with the management reporting.

     Commercial Banking Segment

         Fiscal 2003 compared to Fiscal 2002

     Commercial banking segment made a net loss of Rs. 7.9 billion (US$ 165 million) in fiscal 2003 compared to a net income of Rs. 1.7 billion (US$ 36 million) in fiscal 2002, primarily due to an increase in provisions for loan losses and a decrease in non-interest income.

     Net interest income, including dividends, increased 16.4% to Rs. 15.6 billion (US$ 327 million) in fiscal 2003 from Rs. 13.4 billion (US$ 281 million) in fiscal 2002 primarily due to the benefit of lower funding costs subsequent to the amalgamation. Provisions for loan losses increased 71.4% to Rs. 19.6 billion (US$ 413 million) in fiscal 2003 from Rs. 11.5 billion (US$ 241 million) in fiscal 2002 primarily due to the Rs. 84.7 billion (US$ 1.8 billion) increase in gross restructured and other impaired loans during the year.

     Non-interest income decreased 52.2% to Rs. 5.2 billion (US$ 108 million) in fiscal 2003 from Rs. 10.8 billion (US$ 227 million) in fiscal 2002 primarily due to lower fee income on project finance and related activities and high other than temporary diminution on equity securities and securities where application money had been paid but securities were yet to be allotted. Non-interest expense increased 6.8% to Rs. 12.4 billion (US$ 260 million) in fiscal 2003 from Rs.
11.6 billion (US$ 243 million) in fiscal 2002.

         Fiscal 2002 compared to Fiscal 2001

     Net income for the commercial banking segment decreased by 62.8% to Rs. 1.7 billion (US$ 36 million) in fiscal 2002 compared to Rs. 4.5 billion (US$ 95 million) in fiscal 2001, primarily due to an increase in non-interest expense and a decrease in net interest income.

     Net interest income, including dividends, decreased 7.6% to Rs. 13.4 billion (US$ 281 million) in fiscal 2002 from Rs. 14.5 billion (US$ 304 million) in fiscal 2001 primarily due to non-accrual of interest on loans recognized as impaired during fiscal 2002 and a reduction in the loan portfolio. Provisions for loan losses increased 4.5% to Rs. 11.5 billion (US$ 241 million) in fiscal 2002 from Rs. 11.0 billion (US$ 231 million) in fiscal 2001.

     Non-interest income increased 19.1% to Rs. 10.8 billion (US$ 227 million) in fiscal 2002 from Rs. 9.1 billion (US$ 190 million) in fiscal 2001. Non-interest expense increased 50.6% to Rs. 11.6 billion (US$ 243 million) in fiscal 2002 from Rs. 7.7 billion (US$ 162 million) in fiscal 2001, primarily due to the expenditure on the integration of the operations of Bank of Madura and the expansion of the retail banking business.

      Investment Banking Segment

         Fiscal 2003 compared to Fiscal 2002

     Net income for the investment banking segment decreased 5.7% to Rs. 1.2 billion (US$ 26 million) in fiscal 2003 compared to Rs. 1.3 billion (US$ 27 million) in fiscal 2002, primarily due to a decrease in net interest income and increase in non-interest expense, offset by an increase in non-interest income.

     Net interest income, including dividends, decreased to a loss of Rs. 2.1 billion (US$ 45 million) in fiscal 2003 from Rs. 1.8 billion (US$ 38 million) in fiscal 2002 primarily due to the low-yielding government securities acquired for meeting statutory liquidity ratio requirement on ICICI's liabilities. Our government securities portfolio was fair valued at the time of amalgamation, and hence was marked-up due to the decline in interest rates since the time these securities were acquired. As a result, the amortization expense on these securities increased significantly. Provisions for loan losses was Rs. 4 million (US$ 84,122) in fiscal 2003 compared to Rs. 8 million (US$ 168,244) in fiscal 2002.

     Non-interest income increased 244.4% to Rs. 7.0 billion (US$ 148 million) in fiscal 2003 from Rs. 2.0 billion (US$ 43 million) in fiscal 2002 primarily due to higher income on fixed income portfolio in a favorable interest rate environment where interest rates steadily declined. Non-interest expense increased 68.6% to Rs. 3.2 billion (US$ 66 million) in fiscal 2003 from Rs. 1.9 billion (US$ 39 million) in fiscal 2002.

         Fiscal 2002 compared to Fiscal 2001

     Net income for the investment banking segment decreased 49.8% to Rs. 1.3 billion (US$ 27 million) in fiscal 2002 from Rs. 2.6 billion (US$ 54 million) in fiscal 2001, primarily due to an increase in non-interest expense and higher income tax expense.

     Net interest income, including dividends remained nearly the same at Rs.
1.8 billion (US$ 38 million) in fiscal 2002 as in fiscal 2001. Provisions for loan losses was Rs. 8 million (US$ 168,224) in fiscal 2002 compared to Rs. 13 million (US$ 273,996) in fiscal 2001.

     Non-interest income decreased marginally to Rs. 2.0 billion (US$ 43 million) in fiscal 2002 from Rs. 2.1 billion (US$ 43 million) in fiscal 2001. Non-interest expense increased by 43.1% to Rs. 1.9 billion (US$ 39 million) in fiscal 2002 from Rs. 1.3 billion (US$ 27 million) in fiscal 2001.

     Related Party Transactions

     We have transactions with our affiliates, directors and employees. The following represent the significant transactions between ICICI Bank and such related parties:

         Insurance services

     In fiscal 2003, we paid insurance premiums to ICICI Lombard General Insurance Company amounting to Rs. 224 million (US$ 5 million) compared to Rs. 26 million (US$ 546,793) in fiscal 2002. These premiums were primarily on account of health insurance for employees and insurance for directors' and officers' liability.

         Lease of premises and facilities

     ICICI Bank has entered into lease arrangements with related parties in respect of certain premises and facilities. In fiscal 2003, ICICI Bank received for the lease of premises, facilities and other administrative costs from ICICI Prudential Life Insurance Company, Rs. 84 million (US$ 2 million) as compared to Rs. 54 million (US$ 1 million) in fiscal 2002, from Prudential ICICI Asset Management Company, Rs. 6 million (US$ 126,183) as compared to Rs. 5 million (US$ 105,152) in fiscal 2002, and from ICICI Lombard General Insurance Company, Rs. 82 million (US$ 2 million) as compared to Rs. 50 million (US$ 1 million) in fiscal 2002.

     In fiscal 2002, ICICI received rentals for lease of premises, facilities and other equipment from ICICI Bank, Rs. 256 million (US$ 5 million) as compared to Rs. 193 million (US$ 4 million) in fiscal 2001. Similarly, in fiscal 2002, ICICI paid rentals to ICICI Bank for lease of premises, Rs. 11 million (US$ 231,335) as compared to Rs. Nil in fiscal 2001.

         Secondment of employees

     In fiscal 2003, we received from Prudential ICICI Asset Management Company Limited for seconded employees, Rs. 3 million (US$ 63,091) as compared to Rs. nil in fiscal 2001 and from ICICI Lombard General Insurance Company, Rs. 10 million (US$ 210,305) as compared to Rs. 5 million (US$ 105,152) in fiscal 2002.

     In fiscal 2002, ICICI received from ICICI Bank for seconded employees, Rs. 55 million (US$ 1 million) as compared to Rs. 4 million (US$ 84,122) in fiscal 2001. Similarly, ICICI paid to ICICI Bank for employees seconded to ICICI, Rs. 8 million (US$ 168,244) as compared to Rs. 5 million (US$ 105,152) in fiscal 2001.

         Asset management services

     In fiscal 2003, we provided asset management services to TCW and earned fees of Rs. 24 million (US$ 504,732) as compared to Rs. 21 million (US$ 441,640) earned by ICICI in fiscal 2002.

         Deposits and borrowings

     In fiscal 2003, ICICI Bank paid interest on bonds/deposits/call borrowings to affiliated companies totaling Rs. 12 million (US$ 252,366). In fiscal 2002, ICICI received payments from ICICI Bank of Rs. 268 million (US$ 6 million).

         Banking services

     ICICI utilized banking services of ICICI Bank. In fiscal 2002, non-interest expense of ICICI relating to such services amounted to Rs. 32 million (US$ 672,976) as compared to Rs. 72 million (US$ 2 million) in fiscal 2001.

         Derivative transactions

     In fiscal 2002, ICICI entered into interest rate swap contracts and cross currency swap contracts with ICICI Bank aggregating Rs. 10.3 billion (US$ 217 million) and Rs. Nil respectively as compared to Rs. 3.4 billion (US$ 70 million) and Rs. 1.3 billion (US$ 28 million) in fiscal 2001 respectively. Contracts aggregating Rs. 8.8 billion (US$ 184 million) and Rs. 2.3 billion (US$ 48 million) at year-end fiscal 2002 as compared to Rs. 2.9 billion (US$ 61 million) and Rs. 4.4 billion (US$ 92 million) at year-end fiscal 2001, were outstanding for interest rate swaps and currency swaps respectively. Net interest income in respect of these swaps amounted to Rs. 275 million (US$ 6 million) in fiscal 2002 as compared to Rs. 189 million (US$ 4 million) in fiscal 2001.

     Similarly, ICICI entered into forward foreign exchange contracts with ICICI Bank aggregating Rs. 22.5 billion (US$ 472 million) in fiscal 2002 compared to Rs. 47.9 billion (US$ 1.0 billion)) in fiscal 2001. Contracts aggregating Rs. 251 million (US$ 5 million) at year-end fiscal 2002 compared to Rs. 2.3 billion (US$ 48 million) at year-end fiscal 2001 were outstanding.

         Reverse repurchase transactions

     In fiscal 2002, ICICI entered into reverse repurchase transactions with ICICI Bank amounting to Rs. 52.8 billion (US$ 1.1 billion) as compared to Rs. nil in fiscal 2001. At year-end fiscal 2002, ICICI had reverse repurchase transactions outstanding with ICICI Bank of Rs. 21.4 billion (US$ 450 million) compared to Rs. nil in fiscal 2001.

         Software development services

     In fiscal 2002, ICICI provided software development services to Tricolor Infotech Services and Prudential ICICI Asset Management Company and earned fees of Rs. 19 million (US$ 399,579) as compared to Rs. 8 million (US$ 168,244) in fiscal 2001.

     In fiscal 2002, ICICI developed software and provided software and hardware support services to ICICI Bank, and earned fees of Rs. 124 million (US$ 3 million) compared to Rs. 73 million (US$ 2 million) in fiscal 2001.

         Back-office support services

     In fiscal 2002, ICICI set up a common technology infrastructure platform and ICICI Bank was charged as its share of the communication expenses, backbone infrastructure expenses and data center costs, Rs. 182 million (US$ 4 million) compared to Rs. 94 million (US$ 2 million) in fiscal 2001.

     In fiscal 2002, ICICI provided telephone banking call-center services and transaction processing services for the credit card operations of ICICI Bank, and earned fees of Rs. 149 million (US$ 3 million) as compared to Rs. 99 million (US$ 2 million) in fiscal 2001.

         Transfer of financial assets

     In fiscal 2002, ICICI transferred loans in pass-through securitization transactions, where the beneficial interests were purchased by ICICI Bank, of Rs. 11.2 billion (US$ 235 million) as compared to Rs. 438 million (US$ 9 million) in fiscal 2001. Gain of Rs. 98 million (US$ 2 million) in fiscal 2002 as compared to Rs. 50 million (US$ 1 million) in fiscal 2001 was recorded on the sale.

Subsequently, due to a change in the status of the qualifying special purpose entity used in the transactions, ICICI regained control of the assets sold. At year-end fiscal 2002, obligations of Rs. 3.5 billion (US$ 74 million) as compared to Rs. Nil at year-end fiscal 2001 relating to such repurchases had been reflected as a component of the other borrowings.

         Share transfer activities

     In fiscal 2002, ICICI provided share transfer services and dematerialization services to ICICI Bank and earned fees of Rs. 3 million (US$ 63,091) as compared to Rs. 8 million (US$ 168,244) in fiscal 2001.

         Other transactions

     In fiscal 2002, ICICI undertook a corporate brand advertising campaign, out of which an amount of Rs. 29 million (US$ 1 million) as compared to Rs. 15 million (US$ 315,457 million) in fiscal 2001 has been recovered from ICICI Bank.

         Employee loans

     ICICI Bank has advanced housing, vehicle and general purpose loans to employees, bearing rates of interest ranging from 2.5% to 3.5%. The tenure of these loans range from five years to 25 years. The loans are generally secured by the assets acquired by the employees. Employee loan balances outstanding at year-end fiscal 2003, of Rs. 2.3 billion (US$ 48 million) as compared to fiscal 2002 Rs. 949 million (US$ 20 million) are included in other assets. At year-end fiscal 2003, loans of Rs. 25 million (US$ 525,762) were outstanding to certain of ICICI Bank's directors and executive officers. These loans were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans to other employees, and did not involve more than the normal risk of collectibility.

         Transactions with principal government-controlled shareholders

         During fiscal 2003, we entered into several transactions with our principal government-controlled shareholders, Life Insurance Corporation of India, Unit Trust of India and General Insurance Corporation of India and other government-controlled general insurance companies. These transactions were in the normal course of our business and the businesses of these government-controlled entities. These transactions included deposit taking by us from these entities and securitization and sale of assets by us to these entities. These entities also acted as our counterparties in money market operations. Life Insurance Corporation of India also administers certain of our employee gratuity funds and our employee superannuation fund. All of these transactions and arrangements were, and are, conducted on a third party arms-length basis.

         Related party balances

         The following balances payable to and receivable from related parties are included in the balance sheet:

                                                          As of March 31,
                                                   -----------------------------
                                                        2002          2,003
                                                   -----------------------------
                                                           (in millions)
Cash and cash equivalents......................       Rs.   4,360     Rs.      -
Loans..........................................               209             22
Other assets...................................             1,269          2,549
Deposits.......................................                 -            440
Other liabilities..............................                24              3

Critical Accounting Policies

     The notes to our consolidated financial statements contain a summary of our significant accounting policies. Certain of these policies are considered to be important to the portrayal of our financial condition, since they require management to make difficult, complex or subjective judgements, some of which may relate to matters that are inherently uncertain. The policies include valuation of derivatives and securities where no ready market exists, identification and measurement of other than temporary diminution in the value of securities, valuation of securitization transactions, accounting for income tax, deferred tax assets and deferred tax liabilities and determining the level of allowance for credit losses.

     Additional information about these policies can be found in Note 1 to our consolidated financial statements. The statements below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements".

     Our consolidated financial statements are prepared in accordance with US GAAP, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported income and expenses during the reported period. We believe that of its significant accounting policies, the following may involve a higher degree of judgement and complexity.

     Valuation of Securities, Derivatives Transactions and Hedging activities

     We classify investments in debt and readily marketable equity securities, other than investments held by certain venture capital subsidiaries, into two categories based upon management's intention at the time of purchase: trading securities and securities available for sale. Realized gains and losses on the sale of securities are recorded at the time of sale. For computing realized gains and losses on securities, the cost is ascertained using the first-in-first-out method.

     Trading assets, primarily debt securities and foreign exchange products, are recorded at fair value with realized and unrealized gains and losses included in non-interest income. Interest on trading securities is recorded in interest income. The fair value of trading assets is based upon quoted market prices or, if quoted market prices are not available, the value is estimated as follows:

o The fair value of the unquoted government of India securities is estimated based on the yields to maturity rates of these securities as published by certain agencies approved by the Reserve Bank of India.

o The fair value of the unquoted securities (excluding government of India securities) and preference shares is computed based on the mark-up over the yield to maturity rates for government of India securities, as published by certain agencies approved by the Reserve Bank of India. The mark-up is graded according to the ratings assigned to the issuer of the securities by the rating agencies.

o The fair values of investments in unquoted mutual fund units are estimated based on the latest repurchase price declared by the mutual fund in respect of each particular scheme. If the repurchase price is not available, the fair value is estimated based on the net asset value of the respective scheme.

o The fair values of certain derivative contracts are derived from pricing models that consider market and contractual prices for the underlying financial instruments, as well as the time value of money, the yield curve and any other volatility factors underlying the positions.

     We no longer classify investments in debt securities as held to maturity, due to sale of certain held to maturity securities in fiscal 2002 by ICICI. In fiscal 2002, ICICI sold debt securities classified as held to maturity. As the securities were sold for reasons other than those specified in SFAS No. 115, all remaining held to maturity securities were reclassified as available for sale.

     Securities not classified as trading securities are classified as available for sale. These include securities used as part of our asset liability management strategy, which may have been sold in response to changes in interest rates, prepayment risk, liquidity needs and similar factors. Securities available for sale are recorded at fair value with unrealized gains and losses recorded, net of tax, as a component of accumulated other comprehensive income.

     Equity securities, which are traded on a securities exchange within six months of the balance sheet date are considered as publicly traded. The last quoted price of such securities is taken as their fair value. Non-readily marketable equity securities for which there is no readily determinable fair value are recorded at cost.

     Securities on which there is an unrealized loss that is deemed to be other than temporary are written down to fair value with the loss recorded in non-interest income as a loss on other securities. Other than temporary decline is identified by management based on an evaluation of all significant factors including the length of time and the extent to which the fair value is less than the cost, the financial condition and prospects of the issuer and our extent and ability to retain the investment for a period of time sufficient to allow for any probable recovery in fair value.

     Securities acquired through conversion of loans in a troubled debt restructuring are recorded at fair value on the date of conversion and subsequently accounted for as if acquired for cash.

     Our venture capital subsidiaries carry their investments at fair value, with changes in fair value recognized in gain or loss on venture capital investments. The fair values of publicly traded venture capital investments are generally based upon quoted market prices. In certain situations, including thinly traded securities, large-block holdings, restricted shares or other special situations, the quoted market price is adjusted to produce an estimate of the attainable fair value for the securities. For securities that are not publicly traded, fair value is determined in good faith pursuant to procedures established by the board of directors of the venture capital subsidiaries. In determining the fair value of these securities, consideration is given to the financial conditions, operating results and prospects of the underlying companies, and any other factors deemed relevant. Generally, these investments are carried at cost during the first year, unless a significant event occurred that affects the long-term value of the investment. Because of the inherent uncertainty of the valuations, those estimated values may have differed significantly from the values that would have been used had a ready market for the investments existed.

     SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values with unrealized gains and losses recorded either in accumulated other comprehensive income or in the statement of income, depending on the purpose for which the derivative was held. At the inception of a hedge transaction, we formally document the hedge relationship and the risk management objective and strategy for undertaking the hedge. This process includes identification of the hedging instrument, hedged item, risk being hedged and the methodology for measuring effectiveness. In addition, we assess, both at the inception of the hedge and on an ongoing quarterly basis, whether the derivative used in the hedging transaction has been highly effective in offsetting changes in fair value or cash flows of the hedged item, and whether the derivative is expected to continue to be highly effective. Derivatives that do not meet the criteria for designation as a hedge under SFAS No. 133 at inception, or fail to meet the criteria thereafter, are accounted for in other assets with changes in fair value recorded in the statement of income.

     We discontinue hedge accounting prospectively when either it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item; the derivative expires or is sold, terminated or exercised; the derivative is de-designated because it is unlikely that a forecasted transaction would occur; or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

     Changes in the fixed income, equity, foreign exchange markets would have impacted our estimate of fair value in the future, potentially affecting principal trading revenues. Similarly, pricing models and their underlying assumptions impacted the amount and timing of unrealized gains and losses recognized, and the use of different pricing models or assumptions could have produced different financial results.

     Allowance for loan losses

     The allowance for loan losses represents management's estimate of probable losses inherent in the portfolio. Larger balance, non-homogenous exposures representing significant individual credit exposures are evaluated based upon the borrower's overall financial condition, resources and payment record and the realizable value of any collateral. Within the allowance of loan losses, a valuation allowance is maintained for larger-balance, non-homogenous loans that have been individually determined to be impaired. This estimate considers all available evidence including the present value of the expected future cash flows discounted at the loan's contractual effective rate and the fair value of collateral. This evaluation process is subject to numerous estimates and judgements.

     Each portfolio of smaller-balance, homogenous loans, including consumer mortgage, installment, revolving credit and most other consumer loans, are individually evaluated for impairment. The allowance for loan losses attributed to these loans are established via a process that included an estimate of probable losses inherent in the portfolio, based upon various statistical analysis. These included migration analysis, in which historical delinquency and credit loss experience are applied to the current aging of the portfolio, together with an analysis that reflects current trends and conditions. The use of different estimates or assumptions could have produced different provisions for smaller-balance homogeneous loan losses.

     While determining the adequacy of the allowance for loan losses, management also considers overall portfolio indicators including historical credit losses, delinquent and non-performing loans, and trends in volumes and terms of loans; an evaluation of overall credit quality and the credit process, including lending policies and procedures; consideration of economic, geographical, product, and other environmental factors; and model imprecision. This evaluation process is subject to numerous estimates and judgements, including assumptions as to future cashflows, time to recovery, collateral valuation and other variables. Changes in these assumptions could have impacted, and could in the future impact, our estimate of allowance for loan losses and produce different financial results.

     Securitization

     We primarily securitize commercial loans through "pass-through" securitizations. After the securitization, we generally continue to maintain customer account relationships and service loans transferred to the securitization trust. Transfers that do not meet the criteria for a sale under SFAS No. 140 are recorded as secured borrowings with a pledge of collateral. Such secured borrowings are reported as a component of other borrowings. Recourse and servicing obligations and put options written are recorded as proceeds of the sale. Retained beneficial interests in the loans and servicing rights are measured by allocating the carrying value of the loans between the assets sold and the retained interest, based on the relative fair value at the date of the securitization. The fair values are determined using either financial models, quoted market prices or sales of similar assets.

     Financial models and their underlying assumptions relating to delinquency, prepayments, servicing costs and conversions from floating rate loans to fixed rate loans, impacted the amount and timing of gains and losses recognized, and the use of different financial models or assumptions could have produced different financial results.

     Goodwill and intangible assets

     On April 1, 2001, we early-adopted SFAS No. 142, Goodwill and Other Intangible Assets. As required by SFAS No. 142, we reclassified existing goodwill and intangible assets to conform to the new criteria in SFAS No. 141, Business Combinations, for recognition apart from goodwill. This resulted in reclassification of previously recorded intangible assets of Rs. 115 million (US$ 2 million) as goodwill and a reclassification of previously recorded goodwill of Rs. 373 million (US$ 8 million) as a separate unidentifiable intangible asset.

     As required by SFAS No. 142, we identified our reporting units and assigned assets and liabilities, including goodwill to the reporting units on the date of adoption. Subsequently, we compared the fair value of each reporting unit to its carrying value, to determine whether goodwill was impaired at the date of adoption. This transitional impairment evaluation did not indicate an impairment loss.

     Subsequent to the adoption of SFAS No. 142, we did not amortize goodwill but instead tested goodwill for impairment at least annually. The annual impairment test under SFAS No. 142 did not indicate an impairment loss.

     In October 2002, the FASB issued SFAS No. 147, Acquisitions of Certain Financial Institutions. SFAS No. 147 requires that business combinations involving financial institutions within its scope, be accounted for under SFAS No. 141. Previously, generally accepted accounting principles for acquisitions of financial institutions provided for recognition of the excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset. Under SFAS No. 147, such excess is accounted for as goodwill. Adoption of SFAS No. 147 resulted in a reclassification of previously recorded unidentifiable intangible asset of Rs. 373 million (US$ 8 million) to goodwill with effect from April 1, 2001. Further, as required by SFAS No. 147, the Company reversed the amortization expense of Rs. 290 million (US$ 6 million) and the related income tax benefit of Rs. 103 million (US$ 2 million), by restating the results for the year ended March 31, 2002.

     As described above, this impairment evaluation process was subject to numerous estimates and judgements, including assumptions on business growth, risk-free interest rate, market premium and future cashflows. Changes in these estimates could have had a direct impact on the impairment charge.

     Income taxes

     We account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the amount for financial reporting and tax basis of assets and liabilities, using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of income in the period of enactment. Deferred tax assets are recognized subject to a valuation allowance based upon management's judgment as to whether realization is considered more likely than not.

     The process of evaluating the realizability of deferred tax assets was subject to numerous estimates and judgements. Changes in these estimates could have had a direct impact on the valuation allowance for deferred tax assets and could result in a change in the valuation allowance.

Recently Issued Accounting Standards

     In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS No. 148 are applicable for fiscal periods beginning after December 15, 2002. We continue to use the intrinsic value based method of APB Opinion No. 25 to account for our employee stock based compensation plans. We have adopted the disclosure provisions of SFAS No. 148 for fiscal 2003.

         In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities - an interpretation of Accounting Research Bulletin No. 51. FIN No. 46 is applicable to all variable interest entities created after January 31, 2003. In respect of variable interest entities created before February 1, 2003, FIN No. 46 will be applicable from fiscal periods beginning after June 15, 2003. There are no variable interest entities that require disclosure under FIN
46. Further, there were no variable interest entities at year-end fiscal 2003, created after January 31, 2003 that were required to be consolidated under FIN 46.

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Adoption of SFAS No. 149 will not have a material impact on our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities. SFAS No. 150 requires entities to classify a financial instrument that is within its scope as a liability (or an equity in some circumstances). We are currently evaluating the requirements and impact of this statement on our consolidated results of operations and financial position.

                                   MANAGEMENT


Directors and Executive Officers

         The board of directors of ICICI Bank, consisting of 18 members at August 31, 2003, is responsible for the management of ICICI Bank's business. The organizational documents of ICICI Bank provide for a minimum of three directors and a maximum of 21 directors, excluding the government director and the debenture director (defined below), if any. ICICI Bank may, subject to the provisions of its organizational documents and the Indian Companies Act, change the minimum or maximum number of directors by a resolution which is passed at a general meeting by at least 75% of the present and voting shareholders. In addition, under the Indian Banking Regulation Act, the Reserve Bank of India may require ICICI Bank to convene a meeting of its shareholders for the purposes of appointing new directors to its board of directors.

         The Banking Regulation Act requires that at least 51% of the directors should have special knowledge or practical experience in areas relevant to banking including accounting, finance, agriculture, banking and small scale industry. Accordingly, all of ICICI Bank's directors are professionals with special knowledge of one or more of the above areas. Of the 18 directors, six are directors who are in the wholetime employment of ICICI Bank, or wholetime directors. The appointment of wholetime directors requires the approval of the Reserve Bank of India. Under the terms of the loan and guarantee facilities provided by the government of India to us, the government of India is entitled to appoint and has appointed one representative to the board, currently Mr. Vinod Rai. Of the remaining 11 independent directors, the Chairman of the board, Mr. N. Vaghul, is the former chairman of ICICI, Mr. P. C. Ghosh is the Chairman of General Insurance Corporation of India, one of ICICI Bank's large domestic institutional shareholders, two directors are experts in the areas of agriculture and small-scale industries respectively as required by the Banking Regulation Act, one is a consultant, one is a practicing chartered accountant, one is a professor of finance, one is a retired executive and three are from industrial companies.

        ICICI Bank's organizational documents also provide that ICICI Bank may execute trust deeds securing its debentures under which the trustee or trustees may appoint a director, known as the debenture director. The debenture director is not subject to retirement by rotation and may only be removed as provided in the relevant trust deed. Currently, there is no debenture director on the board of directors.

        Pursuant to the provisions of the Indian Companies Act, at least two-thirds of the total number of directors, excluding the government director and the debenture director, are subject to retirement by rotation. One-third of these directors must retire from office at each annual meeting of shareholders. A retiring director is eligible for re-election. Pursuant to the provisions of the Indian Banking Regulation Act, none of the directors other than wholetime directors may hold office continuously for a period exceeding eight years.

         The board of directors appointed Ms. Chanda Kochhar and Dr. Nachiket Mor as Executive Directors effective April 1, 2001, Mr. K.V. Kamath and Ms. Lalita D. Gupte, previously non-wholetime directors on the board, as Managing Director and CEO and Joint Managing Director respectively, effective May 3, 2002 and Ms. Kalpana Morparia and Mr. S. Mukherji as Executive Directors, effective May 3, 2002. Mr. H. N. Sinor, who was appointed Managing Director and CEO effective June 1, 1998 and re-designated as Joint Managing Director effective May 3, 2002, retired effective June 1, 2003.

         The tenures of appointment of Mr. K. V. Kamath, Ms. Kalpana Morparia and Mr. S. Mukherji are until April 30, 2006. The tenure of appointment of Ms. Lalita D. Gupte is until June 23, 2004 and the tenures of each of Ms. Chanda D. Kochhar and Dr. Nachiket Mor is until March 31, 2006. However, in order to comply with the Companies Act and ICICI Bank's organizational documents, Ms. Lalita D. Gupte, Ms. Kalpana Morparia and Mr. S. Mukherji will be subject to retirement by rotation if at any time the number of non-rotational directors exceeds one-third of the total number of directors. If they are re-appointed as directors immediately upon retirement by rotation, they will continue to hold their offices as wholetime directors, and the retirement by rotation and re-appointment shall not be deemed to constitute a break in their appointment. ICICI Bank's other executive officers may hold office until they retire, unless they are discharged earlier by ICICI Bank.

The board of directors of ICICI Bank at August 31, 2003 had the following members:

------------------------------------------------------------------------------------------------------------------------------------
Name, Designation and Profession                        Age      Date of Appointment Other appointments
------------------------------------------------------------------------------------------------------------------------------------
Mr. Narayanan Vaghul                                     67      March 27, 2002      Chairman
Chairman                                                                             Asset Reconstruction Company (India) Limited
                                                                                     GIVE Foundation
Chairman:                                                                            Himatsingka Seide Limited
Agriculture & Small Enterprises Business Committee                                   ICICI Knowledge Park
Board Governance and Remuneration Committee                                          Intercommercial Bank, West Indies
Business Strategy Committee                                                          Mahindra Industrial Park Limited
Credit Committee                                                                     Pratham India Education Initiative
Risk Committee                                                                       Director
                                                                                     Air India Limited
Profession :                                                                         Apollo Hospitals Enterprise Limited
Development Banker                                                                   Azim Premji Foundation
                                                                                     Hemogenomics Private Limited
                                                                                     Ispat Caribbean
                                                                                     Ispat International N.V., Rotterdam, The
                                                                                            Netherlands
                                                                                     Ispat Mexicana, S.A. de C.V., Mexico
                                                                                     Mahindra & Mahindra Limited
                                                                                     Nicholas Piramal India Limited
                                                                                     Technology Network (India) Private Limited
                                                                                     Wipro Limited
------------------------------------------------------------------------------------------------------------------------------------
Mr. Uday Madhav Chitale                                  53      August 21, 1997     Partner

M.P. Chitale & Company
Chairman:                                                                            M.P. Chitale & Associates
Share Transfer and Shareholders'/Investors'                                          Director
Grievance Committee
                                                                                     Crossdomain Solutions Private Limited
Profession:                                                                          DFK Consulting Services (India) Private Limited
Chartered Accountant                                                                 DFK International (the Netherlands)
                                                                                     Indian Council for Dispute Resolution
                                                                                     Iskraemeco Seahorse Industries Limited
------------------------------------------------------------------------------------------------------------------------------------
Mr. Prabhas Chandra Ghosh                                58     January 31, 2003     Chairman
                                                                                     General Insurance Corporation of India
Profession:                                                                          GIC Asset Management Company Limited
Company Executive                                                                    GIC Housing Finance Limited
                                                                                     Loss Prevention Association of India Limited
                                                                                     India International Insurance Pte. Limited
                                                                                     Director
                                                                                     Deposit Insurance and Credit Guarantee
                                                                                               Corporation
                                                                                     Export Credit Guarantee Corporation of India
                                                                                     Indian Register of Shipping
                                                                                     Kenindia Assurance Company Limited
                                                                                     Life Insurance Corporation of India
                                                                                     Institutional Nominee Director
                                                                                     ECE Industries Limited
                                                                                     Southern Petrochemical Industries Corporation
                                                                                               Limited
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
Name, Designation and Profession                        Age      Date of Appointment Other appointments
------------------------------------------------------------------------------------------------------------------------------------
Dr. Satish Chandra Jha                                   69      May 2, 1997         Director
                                                                                     Phillips India Limited
Profession :                                                                         SREI Venture Capital Limited
Development Economist                                                                Walchand Capital Limited
------------------------------------------------------------------------------------------------------------------------------------

Mr. Lakshmi Niwas Mittal                                 53      May 3, 2002         Director
                                                                                     3019693 Nova Scotia ULC
Profession :                                                                         9064-4816 Quebec Inc.
Industrialist                                                                        Artha Limited
                                                                                     Caribbean Ispat Limited
                                                                                     CMBJ Pena Colarada
                                                                                     Galmatias Limited
                                                                                     Grupo Ispat International S.A. de C.V.
                                                                                     Irish Ispat Limited
                                                                                     Iscor Limited, South Africa
                                                                                     Ispat Annaba Spa
                                                                                     Ispat Canada Inc.
                                                                                     Ispat Europe Group S.A.
                                                                                     Ispat Germany GmbH
                                                                                     Ispat Hamburger Stahlwerke GmbH
                                                                                     Ispat Inland Holdings Inc.
                                                                                     Ispat Inland Inc.
                                                                                     Ispat Inland L.P.
                                                                                     Ispat Inland S.A.
                                                                                     Ispat International Limited
                                                                                     Ispat International N.V.
                                                                                     Ispat Karmet JSC
                                                                                     Ispat Mexicana S.A. de C.V.
                                                                                     Ispat Shipping Limited
                                                                                     Ispat Sidbec Inc.
                                                                                     Ispat Sidex Holdings B.V.
                                                                                     Ispat Sidex (S.A.)
                                                                                     Ispat Stahlwerk Ruhrort GmbH
                                                                                     Ispat Tebessa
                                                                                     Ispat Unimetal S.A.
                                                                                     Ispat US Holdings B.V.
                                                                                     Ispat (US) Holding Inc.
                                                                                     Ispat US Investments B.V.
                                                                                     Kent Wire (Ispat) Limited
                                                                                     LNM Capital Limited
                                                                                     LNM Holdings B.V.
                                                                                     LNM Holdings N.V.
                                                                                     LNM Holdings S.L.
                                                                                     LNM International Ventures Limited
                                                                                     LNM Internet Ventures Limited
                                                                                     Lucre Limited
                                                                                     Nestor Limited
                                                                                     Nuav Limited
                                                                                     Penna Colarada Servicios S.A.De C.V.
                                                                                     PT Ispat Indo
                                                                                     SC Ispat Sidex S.A.
                                                                                     Stahl Ruhort GmbH
                                                                                     Tecvest Corporation N.V.
                                                                                     Tommyfield Limited
                                                                                     Trefileurope S.A.
                                                                                     Walker Wire (Ispat) Inc.
------------------------------------------------------------------------------------------------------------------------------------

Mr. Anupam Pradip Puri                                   57      May 3, 2002         Director
                                                                                     Daksh eServices Private Limited
Profession :                                                                         Dr. Reddy's Laboratories Limited
Management Consultant                                                                Godrej Consumer Products Limited
                                                                                     Mahindra-British Telecom Limited
                                                                                     Mahindra & Mahindra Limited
--------------------------------------------------------------  --------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
Name, Designation and Profession                        Age      Date of Appointment Other appointments
------------------------------------------------------------------------------------------------------------------------------------
Mr. Vinod Rai                                            55      January 3, 2003      Director
Joint Secretary (IF)                                                                 Bank of Baroda
                                                                                     IFCI Limited
Ministry of Finance & Company Affairs,                                               Infrastructure Development Finance Company
 Government of India                                                                 Limited

Profession:                                                                          Small Industries Development Bank of India
Government Service
------------------------------------------------------------------------------------------------------------------------------------

Mr. Somesh Ramchandra Sathe                              58      January 29, 1998    Managing Director
                                                                                     Arbes Tools Private Limited
Profession:                                                                          ESSP Meditek Private Limited
Technocrat Entrepreneur                                                              Sukeshan Equipments Private Limited
                                                                                     Partner
                                                                                     Tooltronics

------------------------------------------------------------------------------------------------------------------------------------

Mr. Ramaswamy Seshasayee                                  55     May 3, 2002         Managing Director
                                                                                     Ashok Leyland Limited
                                                                                     Chairman
Chairman:                                                                            Irizar TVS Private Limited
Audit Committee                                                                      Director
                                                                                     Ashley Holdings Limited
Profession:                                                                          Ashley Investments Limited
Company Executive                                                                    Ashok Leyland Finance Limited
                                                                                     EID Parry (India) Limited
                                                                                     Ennore Foundries Limited
                                                                                     Sundaram Asset Management Company Limited
------------------------------------------------------------------------------------------------------------------------------------

Mr. Mahendra Kumar Sharma                                56      January 31, 2003    Vice-Chairman
                                                                                     Hindustan Lever Limited
Profession:                                                                          Chairman
Company Executive                                                                    Vasishti Detergents Limited
                                                                                     Director
                                                                                     Hind Lever Chemicals Limited
                                                                                     Hind Lever Trust Limited
                                                                                     Indexport Limited
                                                                                     Lever India Exports Limited
                                                                                     Nepal Lever Limited
                                                                                     Toc Disinfectants Limited
------------------------------------------------------------------------------------------------------------------------------------

Mr. Priya Mohan Sinha                                    63      January 22, 2002    Director
                                                                                     Azim Premji Foundation
Profession::                                                                         Lafarge India Limited
Professional Manager                                                                 Quadra Advisory Private Limited
                                                                                     Wipro Limited
                                                                                     Indian Oil Corporation Limited

------------------------------------------------------------------------------------------------------------------------------------

Prof. Marti Gurunath Subrahmanyam                        57      May 3, 2002         Director
                                                                                     Infosys Technologies Limited
Profession::                                                                         Nexgen Financial Holdings Limited
Professor                                                                            Nexgen Re Limited
                                                                                     Nomura Asset Management (U.S.A.), Inc.
                                                                                     Supply Chainge Inc.
                                                                                     Usha Communication Inc.

------------------------------------------------------------------------------------------------------------------------------------





------------------------------------------------------------------------------------------------------------------------------------
Name, Designation and Profession                        Age      Date of Appointment Other appointments
------------------------------------------------------------------------------------------------------------------------------------

Mr. Kundapur Vaman Kamath                                55      April 17, 1996      Chairman
Managing Director & CEO                                                              ICICI Bank UK Limited
                                                                 (Managing Director  ICICI Lombard General Insurance Company Limited
Chairman:                                                        and Chief Executive ICICI Prudential Life Insurance Company Limited
Committee of Directors                                           Officer effective   ICICI Securities Limited
                                                                 May 3, 2002)        ICICI Venture Funds Management Company
Profession:                                                                          Limited
Company Executive                                                                    Director
                                                                                     Indian Institute of Management, Ahmedabad
                                                                                     Director - Asia Pacific
                                                                                     Visa International Asia-Pacific Regional Board,
                                                                                       Singapore
                                                                                     Director - Board of Governors
                                                                                     Indian Institute of Information Technology

------------------------------------------------------------------------------------------------------------------------------------

Ms. Lalita Dileep Gupte                                  54      September 12, 1994  Director
Joint Managing Director                                          (Joint Managing     ICICI Bank UK Limited
                                                                 Director effective  ICICI Lombard General Insurance Company Limited
Chairperson :                                                    May 3, 2002)        ICICI Prudential Life Insurance Company Limited
Asset Liability Management Committee                                                 ICICI Securities Limited
                                                                                     ICICI Venture Funds Management Company
Profession :                                                                           Limited
Company Executive
------------------------------------------------------------------------------------------------------------------------------------

Ms. Kalpana Morparia                                      54     May 3, 2002         Chairperson
Executive Director                                                                   ICICI Investment Management Company Limited
                                                                                     Director
Profession :                                                                         ICICI Home Finance Company Limited
Company Executive                                                                    ICICI Lombard General Insurance Company Limited
                                                                                     ICICI Prudential Life Insurance Company Limited
                                                                                     ICICI Securities Limited
                                                                                     ICICI Venture Funds Management Company
                                                                                       Limited

------------------------------------------------------------------------------------------------------------------------------------

Mr. Subrata Mukherji                                     50      May 3, 2002         Director
Executive Director                                                                   ICICI Lombard General Insurance Company
                                                                                             Limited
Profession :                                                                         ICICI Securities Limited
Company Executive
------------------------------------------------------------------------------------------------------------------------------------

Ms. Chanda Kochhar                                       41      April 1, 2001       Chairperson
Executive Director                                                                   ICICI Home Finance Company Limited
                                                                                     ICICI Distribution Finance Private Limited
Profession :                                                                         Director
Company Executive                                                                    ICICI Prudential Life Insurance Company Limited

------------------------------------------------------------------------------------------------------------------------------------

Dr. Nachiket Mor                                         39      April 1, 2001       Director
Executive Director                                                                   Azim Premji Foundation
                                                                                     ICICI Home Finance Company Limited
Profession :                                                                         ICICI Securities Limited
Company Executive                                                                    ICICI Venture Funds Management Company
                                                                                       Limited

------------------------------------------------------------------------------------------------------------------------------------

The executive officers of ICICI Bank at August 31, 2003 were as follows:

----------------------------------------------------------------------------------------------------------------------------------

                                                                                      Total
                                                                                  remuneration       Bonus for     Shareholdings
                                            Designation and     Years of work      in fiscal          fiscal       at August 29,
Name                         Age            Responsibilities      experience         2003(1)          2003(2)         2003 (3)
----------------------------------------------------------------------------------------------------------------------------------
Mr. K.V. Kamath (5)          55        Managing Director and          32        Rs. 7,339,227      Rs. 2,352,000       18,500
                                       Chief Executive Officer

Ms. Lalita D.                54        Joint Managing Director        32        Rs. 7,391,669      Rs. 1,764,000        6,041
Gupte (5)                              -International Banking

Ms. Kalpana Morparia (5)     54        Executive Director             27        Rs. 7,322,568      Rs. 1,234,800       16,190
                                       - Corporate Centre

Mr. S. Mukherji (5)          50        Executive Director             25        Rs. 5,472,184      Rs. 1,234,800        2,504
                                       - Project Finance and
                                       Special Assets

Ms. Chanda D.                41        Executive Director             19        Rs. 3,846,740      Rs. 1,029,000        3,881
 Kochhar(5)                            - Retail Banking

Dr. Nachiket Mor(5)          39        Executive Director             16        Rs. 4,861,571      Rs. 1,029,000            -
                                       - Wholesale Banking

Mr. Sanjiv                   52        Senior General Manager         27        Rs. 5,308,869        Rs. 960,000        4,289
 Kerkar (5)

Ms. Ramni Nirula(5)          51        Senior General Manager         27        Rs. 4,445,515      Rs. 1,920,000        2,066
                                       (Mananging Director and
                                       CEO, (ICICI Securities
                                       Limited)

Mr. P. H. Ravikumar (5)      52        Senior General Manager         30        Rs. 4,075,969      Rs. 1,344,000        1,070
                                       (Managing Director
                                       National Commodities &
                                       Derivatives Exchange
                                       Limited)

Mr. Balaji                   38        Senior General Manager         14        Rs. 3,986,504      Rs. 2,280,000            -
 Swaminathan (5)

Mr. Achintya Karati(5)       57        Senior General Manager         38        Rs. 4,433,639      Rs. 1,740,000        2,674

Table continue
---------------------------------------------------------------------------------------------------------------------
                                                                                   Stock         Stock    Total stock
                                                                                  options       options    granted at
                                                                                granted in      granted      August
                                            Designation and     Years of work   fiscal 2003     in July     31, 2003
Name                         Age            Responsibilities      experience       (4)           2003
---------------------------------------------------------------------------------------------------------------------

Mr. K.V. Kamath (5)          55        Managing Director and          32          120,000        30,000       525,000
                                       Chief Executive Officer

Ms. Lalita D.                54        Joint Managing Director        32          110,000        27,500       465,000
Gupte (5)                              -International Banking

Ms. Kalpana Morparia (5)     54        Executive Director             27          100,000        25,000       340,000
                                       - Corporate Centre

Mr. S. Mukherji (5)          50        Executive Director             25          100,000        25,000       333,000
                                       - Project Finance and
                                       Special Assets

Ms. Chanda D.                41        Executive Director             19           80,000        20,000       255,000
 Kochhar(5)                            - Retail Banking

Dr. Nachiket Mor(5)          39        Executive Director             16           80,000        20,000       252,000
                                       - Wholesale Banking

Mr. Sanjiv                   52        Senior General Manager         27                -             -       148,000
 Kerkar (5)

Ms. Ramni Nirula(5)          51        Senior General Manager         27           75,000             -       207,000
                                       (Mananging Director and
                                       CEO, (ICICI Securities
                                       Limited)

Mr. P. H. Ravikumar (5)      52        Senior General Manager         30           44,000             -       154,700
                                       (Managing Director
                                       National Commodities &
                                       Derivatives Exchange
                                       Limited)

Mr. Balaji                   38        Senior General Manager         14           75,000             -       180,000
 Swaminathan (5)

Mr. Achintya Karati(5)       57        Senior General Manager         38           37,500             -       115,000



-----------------------------------------------------------------------------------------------------------------------------------

                                                                                      Total
                                                                                  remuneration       Bonus for     Shareholdings
                                            Designation and     Years of work      in fiscal          fiscal       at August 29,
Name                         Age            Responsibilities      experience         2003(1)          2003(2)         2003 (3)
-----------------------------------------------------------------------------------------------------------------------------------
Mr. Bhargav Dasgupta(5)      37        Senior General Manager         13        Rs. 2,387,417      Rs. 1,140,000            -

Mr. M. N. Gopinath(5)        54        Senior General Manager         35        Rs. 3,487,546      Rs. 1,350,000          400

Mr. N. S. Kannan(5)          38        Chief Financial Officer        15        Rs. 4,296,428      Rs. 1,620,000          900
                                       and Treasurer

Ms. Madhabi Puri-Buch(5)     37        Senior General Manager         14        Rs. 4,152,135      Rs. 1,620,000        2,341

Mr.V. Vaidyanathan(5)        35        Senior General Manager         13        Rs. 3,330,892      Rs. 1,620,000            -

Table Continue
--------------------------------------------------------------------------------------------------------------------
                                                                                   Stock         Stock    Total stock
                                                                                  options       options    granted at
                                                                                granted in      granted      August
                                            Designation and     Years of work   fiscal 2003     in July     31, 2003
Name                         Age            Responsibilities      experience       (4)           2003
---------------------------------------------------------------------------------------------------------------------
Mr. Bhargav Dasgupta(5)      37        Senior General Manager         13           34,400             -        98,475

Mr. M. N. Gopinath(5)        54        Senior General Manager         35           37,500             -       132,750

Mr. N. S. Kannan(5)          38        Chief Financial Officer        15           37,500             -       112,400
                                       and Treasurer

Ms. Madhabi Puri-Buch(5)     37        Senior General Manager         14           37,500             -       129,900

Mr.V. Vaidyanathan(5)        35        Senior General Manager         13           37,500             -       109,900

(1) Including ICICI Bank's contribution to the gratuity, superannuation fund and provident fund as described under "-Compensation and Benefits to Directors and Officers- Gratuity, Superannuation Fund and Provident Fund" and excluding bonus payable for fiscal 2003 which was paid in fiscal 2004.

(2)  Bonus for fiscal 2003 was paid in fiscal 2004.

(3) Executive officers and directors (wholetime and non-wholetime) as a group held less than 0.1% of ICICI Bank's equity shares as of this date.

(4) Each stock option, once exercised, is equivalent to one equity share of ICICI Bank. ICICI Bank granted these stock options to its executive officers at no cost. See "-Compensation and Benefits to Directors and Officers- Employee Stock Option Scheme" for a description of the other terms of these stock options.

(5) In accordance with the Scheme of Amalgamation, directors and employees of ICICI have received stock options in ICICI Bank equal to half the number of the outstanding unexercised stock options they held in ICICI with the exercise price of these options being equal to twice the exercise price for the ICICI stock options exchanged. The stock options mentioned above include ICICI stock options converted into ICICI Bank stock options on this basis.

        Mr. K.V. Kamath is a mechanical engineer and a post-graduate in business management from the Indian Institute of Management, Ahmedabad. He joined ICICI in 1971 and gained experience in project finance, leasing, resources and corporate planning. In 1988, he left ICICI to join the Asian Development Bank, where he worked for six years. In January 1995, he joined a major private sector group in Indonesia as advisor to the Chairman. Mr. Kamath joined the board of ICICI in October 1995. He was appointed Managing Director and Chief Executive Officer of ICICI in May 1996 and was re-appointed in May 2001. Mr. Kamath was a non-wholetime director on the board of ICICI Bank from April 1996. Effective May 3, 2002 the board appointed Mr. Kamath as Managing Director & CEO.

        Ms. Lalita D. Gupte has a Bachelor of Arts degree and also holds a Masters degree in management science from the Jamnalal Bajaj Institute of Management Studies, University of Mumbai. She joined ICICI in 1971, where she worked in the areas of project finance, leasing, resources and treasury, and credit operations. She joined the board of directors of ICICI in June 1994 as an Executive Director and was designated as the Deputy Managing Director in 1996. In April 1999, she was designated as the Joint Managing Director and Chief Operating Officer of ICICI. From July 2001, she was designated as Joint Managing Director and Chief Operating Officer - International Business. Ms. Lalita D. Gupte was a non-wholetime director on the board of ICICI Bank from September 1994. Effective May 3, 2002, the board appointed Ms. Gupte as Joint Managing Director. She is currently in charge of international business.

        Ms. Kalpana Morparia holds Bachelor's degrees in science and law. She worked in the legal department of ICICI from 1975 to 1994. From 1996, when she was designated as General Manager, she was in charge of the legal, planning, treasury and corporate communications departments. In 1998, she was designated a Senior General Manager of ICICI. She joined the board of directors of ICICI in May 2001. Effective May 3, 2002 the board of ICICI Bank appointed Ms. Morparia as an Executive Director. She is currently in charge of ICICI Bank's Corporate Centre which includes the strategy, risk management, legal, finance, accounts, taxation, planning, performance management, management information systems, investor relations, secretarial, human resources management, corporate communications and facilities management and administration departments.

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

        Ms. Chanda D. Kochhar holds a management degree from the Jamnalal Bajaj Institute of Management Studies, Mumbai and a degree in cost accountancy from the Institute of Cost and Works Accountants of India and has wide experience in the fields of corporate credit, infrastructure financing, e-commerce strategy and retail business. She started her career in 1984 at ICICI in its projects department. Ms. Kochhar was designated a Senior General Manager of ICICI in 2000 and was in charge of its retail business. She was appointed to the board of directors of ICICI Bank as an Executive Director in April 2001. She is currently responsible for the retail banking business.

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

        Mr. Sanjiv Kerkar is a chemical engineer and holds a management degree from the Jamnalal Bajaj Institute of Management Studies, University of Mumbai. He worked with ICICI from 1979 until 1993, when he joined Asian Finance and Investment Company Limited, an affiliate of the Asian Development Bank. Mr. Kerkar worked with Asian Finance and Investment Company from 1993 to 1996. In 1996, he re-joined ICICI as a General Manager and was in charge of the risk management department in ICICI. In 1998 he was designated a Senior General Manager of ICICI. Currently, Mr. Kerkar heads the Organizational Excellence Group which is responsible for ICICI Bank's quality initiatives.

        Ms. Ramni Nirula is a post-graduate in management studies from Delhi University. She joined ICICI in 1975 and held various positions in the northern regional office of ICICI. Ms. Nirula became General Manager in 1998 and was the Zonal Manager of the Delhi zonal office for the period 1998 to 2000. She was designated as Senior General Manager of ICICI in fiscal 2000. She was designated a Senior General Manager of ICICI Bank in fiscal 2002. She is currently the Managing Director and Chief Executive Officer of ICICI Securities.

        Mr. P.H. Ravikumar is a graduate from Osmania University. Mr. Ravikumar started his career with Bank of India in 1972. He joined ICICI Bank in 1994. He became Senior Executive Vice-President in 1998 and was in charge of treasury, foreign exchange and credit. Mr. Ravikumar joined ICICI in April 2001 as Senior General Manager. He was designated a Senior General Manager of ICICI Bank in fiscal 2002. He is currently on secondment to the National Commodity & Derivatives Exchange Limited as its Managing Director.

        Mr. Balaji Swaminathan is a graduate in commerce from Calcutta University, a chartered accountant and a cost and works accountant. Mr. Balaji Swaminathan started his career with KPMG International in 1989. He worked in KPMG India as Partner/Director from 1994 to 2001. He joined ICICI in August 2001 as its Chief Financial Officer and was the Chief Financial Officer of ICICI up to March 31, 2002. He was the Chief Financial Officer of ICICI Bank from April 1, 2002 to March

31, 2003. Currently, he is in charge of the Corporate Banking Group in the Wholesale Banking Group.

         Mr. Achintya Karati holds Bachelor's degrees in commerce and law. He joined ICICI in 1978 in the legal department. In 2003 he was designated a Senior General Manager of ICICI Bank. Currently, he is in charge of the Government Banking Group and the Rural, Micro-banking & Agri-business Group in the Wholesale Banking Group.

        Mr. Bhargav Dasgupta is an engineer and has a post graduate degree in management from Indian Institute of Management, Bangalore. He joined ICICI in 1992 in the project finance department. In 2003 he was designated a Senior General Manager of ICICI Bank. Currently, he is in charge of the International Banking Group.

        Mr. M. N. Gopinath is a graduate in commerce and has a post-graduate degree in business administration from Madras University. Mr. Gopinath started his career with Bank of India in 1970. He worked in various positions at Bank of India including as Vice-President in its New York Branch. He joined ICICI Bank in 1995 as Senior Vice-President. In 2003 he was designated a Senior General Manager of ICICI Bank. Currently, he is in charge of the Retail Operations and Services Group in the Retail Banking Group.

        Mr. N. S. Kannan is an engineer and a Chartered Financial Analyst from the Institute of Chartered Financial Institutes of India and has a post-graduate degree in management from the Indian Institute of Management, Bangalore. Mr. Kannan joined ICICI in 1991 in the project finance department. In 2003 he was designated a Senior General Manager of ICICI Bank. Currently, he is the Chief Financial Officer and Treasurer of ICICI Bank.

        Ms. Madhabi Puri-Buch is a graduate in mathematical economics and has a post-graduate degree in management from the Indian Institute of Management, Ahmedabad. She joined ICICI in 1989 in the project finance department. She left ICICI in 1992 and worked in ANZ Grindlays Bank and ORG MARG & Research before re-joining ICICI again in January 1997 in the planning and treasury department. In 2003 she was designated a Senior General Manager of ICICI Bank. Currently, she is in charge of Retail Asset Operations and the Product and Technology Group in the Wholesale Banking Group.

        Mr. V. Vaidyanathan has Bachelor's and Master's degrees in business administration from Birla Institute of Technology & Science, Ranchi. He worked in Citibank N.A. before joining ICICI in 2000 in the personal financial services division. In 2003 he was designated a Senior General Manager of ICICI Bank. Currently, he is in charge of the Retail Products & Distribution Group in the Retail Banking Group.

Corporate Governance

        ICICI Bank's corporate governance policies recognize the accountability of the board and the importance of making the board transparent to all its constituents, including employees, customers, investors and the regulatory authorities, and to demonstrate that the shareholders are the ultimate beneficiaries of ICICI Bank's economic activities.

        ICICI Bank's corporate governance framework is based on an effective independent board, the separation of the board's supervisory role from the executive management and the constitution of board committees, comprising a majority of independent directors and chaired by an independent director, to oversee critical areas and functions of executive management.

        ICICI Bank's corporate governance philosophy encompasses not only regulatory and legal requirements, such as the terms of listing agreements with stock exchanges, but also several voluntary practices aimed at a high level of business ethics, effective supervision and enhancement of value for all shareholders.

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

        To enable the board of directors to discharge these responsibilities effectively, executive management gives detailed reports on the performance of ICICI Bank on a quarterly basis.

        The board functions either as a full board or through various committees constituted to oversee specific operational areas. These board committees meet regularly. The constitution and main functions of the various committees are given below.

        Audit Committee

        The Audit Committee comprises four independent directors - Mr. R. Seshasayee and Mr. Uday M. Chitale, who are chartered accountants, Mr. M.K. Sharma and Mr. Somesh R. Sathe. This committee is chaired by Mr. R. Seshasayee.

        The Audit Committee provides direction to the audit and risk management function and monitors the quality of the internal and statutory audit. The responsibilities of the Audit Committee include overseeing the financial reporting process to ensure that the financial statements are fair, sufficient and credible, recommending appointment and removal of central and branch statutory auditors and fixing their remuneration, reviewing the annual financial statements before submission to the board, reviewing adequacy of internal control systems and the internal audit function, reviewing compliance with the inspection and audit reports of the Reserve Bank of India and reports of statutory auditors, reviewing findings of internal investigations, discussing the scope of audit with external auditors and examining reasons for substantial defaults, if any, of non-payment to stakeholders.

        Board Governance & Remuneration Committee

        The Board Governance & Remuneration Committee comprises four independent directors - Mr. N. Vaghul, Mr. Anupam Puri, Mr. R. Seshasayee and Mr. P. M. Sinha, and is chaired by Mr. N. Vaghul.

        The functions of the Board Governance & Remuneration Committee include recommending appointments to the board, evaluating the performance of the Managing Director and Chief Executive Officer, the board and individual members, on pre-determined parameters, recommending to the board the remuneration (including performance bonus and perquisites) to wholetime directors, approving the policy for and amount of bonus payable to employees, framing guidelines for the employees stock option scheme and recommending the grant of stock options to the employees and wholetime directors of ICICI Bank and its subsidiary companies and formulating a code of ethics and governance.

        Business Strategy Committee

        The Business Strategy Committee comprises six directors - Mr. N. Vaghul, Mr. Anupam Puri, Mr. R. Seshasayee, Mr. M.K. Sharma, Mr. P. M. Sinha and Mr. K.
V. Kamath. The majority of the members of this committee are independent directors and it is chaired by Mr. N. Vaghul.

        The functions of this committee are to approve the annual income and expenditure and capital expenditure budgets for presentation to the board for final approval and to review and recommend to the board the business strategy of ICICI Bank.

        Credit Committee

         The Credit Committee comprises four directors - Mr. N. Vaghul, Dr. Satish C. Jha, Mr. Somesh R. Sathe and Mr. K. V. Kamath. The majority of the members of the committee are independent directors and it is chaired by Mr. N. Vaghul.

        The functions of this Committee include reviewing developments in key industrial sectors and approving credit proposals in accordance with the authorization approved by the board.

        Risk Committee

        The Risk Committee comprises four directors - Mr. N. Vaghul, Mr. Uday M. Chitale, Prof. Marti G. Subrahmanyam and Mr. K. V. Kamath. The majority of the members of this committee are independent directors and it is chaired by Mr. N. Vaghul.

        This committee reviews ICICI Bank's risk management policies in relation to various risks including portfolio, liquidity, interest rate, off-balance sheet and operational risks, investment policies and strategy, and regulatory and compliance issues in relation thereto.

        Share Transfer & Shareholders'/Investors' Grievance Committee

        The Share Transfer & Shareholders'/Investors' Grievance Committee comprises four directors - Mr. Uday M. Chitale, Mr. Somesh R. Sathe, Ms. Kalpana Morparia and Ms. Chanda D. Kochhar, and is chaired by an independent director, Mr. Uday M. Chitale.

        The functions and powers of this committee include approving and rejecting transfers or transmissions of equity and preference shares, bonds, debentures and securities, issuance of duplicate certificates, allotment of shares and securities issued from time to time, including under stock options, review and redressal of shareholders' and investors' complaints, opening and operating of bank accounts for payment of interest and dividend and the listing of securities on stock exchanges.

        Committee of Directors

        The Committee of Directors comprises all the wholetime directors and it is chaired by Mr. K.V. Kamath, Managing Director and Chief Executive Officer.

        The functions and powers of this committee include reviewing performance against targets for various business segments and credit approvals in accordance with authorization approved by the board, borrowing and treasury operations and premises and property related matters.

        Asset-Liability Management Committee

        The Asset Liability Management Committee comprises five wholetime directors and is chaired by Ms. Lalita D. Gupte, Joint Managing Director.

        The functions of this committee include managing the balance sheet, reviewing the asset-liability profile with a view to managing the market risk exposure and determining the deposit and lending rates.

        Agriculture & Small Enterprises Business Committee

        Effective July 1, 2003, the Board has constituted an Agriculture & Small Enterprises Business Committee comprising five independent Directors - Mr. N. Vaghul, Dr. Satish C. Jha, Mr. Somesh R. Sathe, Mr. P.M. Sinha and Mr. M.K. Sharma, and chaired by Mr. N. Vaghul.

        The functions of the Agriculture & Small Enterprises Business Committee include reviewing the business strategy of ICICI Bank in the agri-business and small enterprises segments and also reviewing the quality of the agricultural lending and small enterprises finance credit portfolio.

Compensation and Benefits to Directors and Officers

        Remuneration

        Under ICICI Bank's organizational documents, each non-wholetime director, except the government director, is entitled to receive remuneration for attending each meeting of the board or of a board committee. The amount of remuneration payable to non-wholetime directors is set by the board from time to time in accordance with limitations prescribed by the Indian Companies Act or the government of India. The remuneration for each board or committee meeting is currently fixed at Rs. 20,000 (US$ 421). In addition, ICICI Bank reimburses directors for travel and related expenses in connection with board and committee meetings and related matters. If a director is required to perform services for ICICI Bank beyond attending meetings, ICICI Bank may remunerate the director as determined by the board of directors and this remuneration may be either in addition to or as substitution for the remuneration discussed above. Non-wholetime directors are not entitled to the payment of any benefits at the end of their term of office.

        At its meeting held on April 26, 2002, the board of directors appointed Mr. K. V. Kamath as Managing Director and Chief Executive Officer, Ms. Lalita
D. Gupte as Joint Managing Director and Ms. Kalpana Morparia and Mr. S. Mukherji as Executive Directors effective May 3, 2002, and approved their remuneration effective that date. The board also revised the remuneration payable to Ms. Chanda D. Kochhar and Dr. Nachiket Mor effective May 3, 2002. This was approved at the annual general meeting of the shareholders on September 16, 2002. At its meeting held on July 25, 2003, the board revised the salary range of Ms. Lalita D. Gupte. This was approved at the annual general meeting of the shareholders on August 25, 2003. The remuneration of wholetime directors requires the approval of the Reserve Bank of India. Approval of the Reserve Bank of India for the appointment and remuneration of the wholetime directors has been received.

        The board or any committee thereof may fix within the range stated below the salary payable to the wholetime directors, subject to the approval of the Reserve Bank of India:

Mr. K. V. Kamath, Managing Director and Chief Executive
  Officer....................................................  Rs. 400,000 to Rs. 650,000 (US$ 8,412 to US$ 13,670) per month
Ms. Lalita D. Gupte, Joint Managing Director.................  Rs. 200,000 to Rs. 650,000 (US$ 4,206 to US$ 13,670) per month
Ms. Kalpana Morparia, Executive Director.....................  Rs. 200,000 to Rs. 400,000 (US$ 4,206 to US$ 8,412) per month
Mr. S. Mukherji, Executive Director..........................  Rs. 200,000 to Rs. 400,000 (US$ 4,206 to US$ 8,412) per month
Ms. Chanda D. Kochhar, Executive Director....................  Rs. 150,000 to Rs. 400,000 (US$ 3,155 to US$ 8,412) per month
Dr. Nachiket Mor, Executive Director.........................  Rs. 150,000 to Rs. 400,000 (US$ 3,155 to US$ 8,412) per month

        The wholetime directors are entitled to perquisites (evaluated pursuant to Indian Income-Tax Rules, wherever applicable, and otherwise at actual cost to ICICI Bank), such as furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by ICICI Bank to the extent permissible under the Indian Income-tax Act, 1961, medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable to employees of ICICI Bank from time to time.

        Where accommodation is not provided, each of the wholetime directors is eligible for a house rent allowance of Rs. 50,000 (US$ 1,052) per month and maintenance of accommodation including furniture, fixtures and furnishings, as may be provided by ICICI Bank.

        The total compensation paid by ICICI Bank to its wholetime directors and executive officers, Mr. K.V. Kamath, Mr. H. N. Sinor, Ms. Lalita D. Gupte, Ms. Kalpana Morparia, Mr. S. Mukherji, Ms. Chanda D. Kochhar, Dr. Nachiket Mor, Mr. Sanjiv Kerkar, Ms. Ramni Nirula, Mr. P.H. Ravikumar, Mr. Balaji Swaminathan, Mr. Achintya Karati, Mr. Bhargav Dasgupta, Mr. M.N. Gopinath, Mr. N.S. Kannan, Ms. Madhabi Puri Buch and Mr. V. Vaidyanathan in fiscal 2003 was Rs. 107 million (US$ 2 million) including bonus for fiscal 2003 to wholetime directors and other executive officers paid in fiscal 2004.

        Bonus

        Each year, the board of directors awards discretionary bonuses to employees and wholetime directors on the basis of performance and seniority. The performance of each employee is judged by a performance management appraisal system. The aggregate amount paid by ICICI Bank for bonuses to all eligible employees and wholetime directors for fiscal 2003 was Rs. 646 million (US$ 14 million). This amount was paid in fiscal 2004.

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

        The employee stock option scheme as amended by the Scheme of Amalgamation limits the maximum number of options granted to any eligible employee (as defined below) to 0.05% of ICICI Bank's issued equity shares at the time of the grant, and the aggregate of all such options is limited to 5.0% of ICICI Bank's issued equity shares following the amalgamation. The stock options entitle ICICI Bank's eligible employees, and eligible employees of ICICI Bank's subsidiary companies, to apply for equity shares. The options vest annually in a graded manner over a three-year period, with 20.0%, 30.0% and 50.0% of the grants vesting each year, commencing not earlier than 12 months from the date of grant. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. The exercise price of the options is the closing market price on the stock exchange, which records the highest trading volume on the date of grant. An eligible employee is a permanent employee or a director of ICICI Bank or of its subsidiaries or its holding company. ICICI Bank has no holding company.

        In February 2000, the Securities and Exchange Board of India directed the National Securities Depository Limited to instruct companies to issue shares which are pari passu in all respects. The National Securities Depository Limited issued the instruction in March 3, 2000. ICICI Bank's board of directors, at its meeting held on July 25, 2003, amended ICICI Bank's Employees Stock Option Scheme to give effect to the requirements of the National Securities Depository Limited.

        On June 30, 2003, the Securities and Exchange Board of India revised its guidelines on employee stock options. While the revised guidelines provide that companies are free to determine the exercise price of stock options granted by them, they prescribe accounting rules and other disclosures, including expensing of stock options in the income statement, which are applicable to our Indian GAAP financial statements, in the event the exercise price is not equal to the average of the high and low market price of the equity shares in the two week period preceding the date of grant of the options, on the stock exchange which records the highest trading volume during the two week period.

        The following table sets forth certain information regarding the stock option grants ICICI Bank has made under its employee stock option scheme. ICICI Bank granted all of these stock options at no cost to its employees. ICICI Bank has not granted any stock options to its non-wholetime directors.

----------------------  ----------------------------  --------------------------
Date of grant             Number of options granted           Exercise price (1)
----------------------  ----------------------------  --------------------------
February 21, 2000.....                    1,713,000    Rs. 171.90      US$ 3.62
April 26, 2001........                    1,580,200        170.00          3.58
March 27, 2002........                    3,155,000        120.35          2.53
April 25, 2003........                    7,338,300        132.05          2.78
July 25, 2003.........                      147,500        157.03          3.30
_______________
 (1) The exercise price for options granted prior to June 30, 2003 is equal to the market price of ICICI Bank's equity shares on the date of grant on the stock exchange that recorded the highest trading volume on the date of grant. The exercise price for options granted on July 25, 2003 is equal to the average of the high and low market price of the equity shares in the two week period preceding the date of grant of the options, on the stock exchange which recorded the highest trading volume during the two week period.

        ICICI also had an employee stock option scheme for its directors and employees and the directors and employees of its subsidiary companies, the terms of which were substantially similar to the employee stock option scheme of ICICI Bank. The following table sets forth certain information regarding the stock option grants made by ICICI under its employee stock option scheme prior to the amalgamation. ICICI granted all of these stock options at no cost to its employees. ICICI had not granted any stock options to its non-wholetime directors.

----------------------  ----------------------------  --------------------------
Date of grant             Number of options granted           Exercise price (1)
----------------------  ----------------------------  --------------------------
August 3, 1999........                    2,323,750    Rs. 85.55        US$ 1.80
April 28, 2000........                    2,902,500       133.40            2.81
November 14, 2000.....                       20,000        82.90            1.74
May 3, 2001...........                    3,145,000        82.00            1.72
August 13, 2001.......                       60,000        52.50            1.10
March 27, 2002........                    6,473,700        60.25            1.27
______________
(1) The exercise price is equal to the market price of ICICI's equity shares on the date of grant. However, the share options granted on August 3, 1999 were accounted as a variable plan resulting in a compensation cost of Rs. 97 million (US$ 2 million) which is being amortized over the vesting period.

        In accordance with the Scheme of Amalgamation, directors and employees of ICICI and its subsidiary companies received stock options in ICICI Bank equal to half the number of their outstanding unexercised stock options in ICICI. The exercise price for these options is equal to twice the exercise price for the ICICI stock options. All other terms and conditions of these options are similar to those applicable to ICICI Bank's stock options pursuant to its employee stock option scheme.

        The following table sets forth certain information regarding the options granted by ICICI Bank (including options granted by ICICI adjusted in accordance with the Scheme of Amalgamation) as at August 31, 2003.

-------------------------------------------  ------------------------------
Particulars                                                     ICICI Bank
-------------------------------------------  ------------------------------
-------------------------------------------  ------------------------------
Options granted............................                     21,396,475
Options vested.............................                      6,585,758
Options exercised..........................                        193,545
Options forfeited/lapsed...................                      1,506,775
Extinguishment or modification of options..                              -
Amount realized by sale of options.........                 Rs. 24,089,206
Total number of options in force...........                     19,696,155

        In April 2000, ICICI Infotech approved an employee stock option plan. Under the plan, ICICI Infotech is authorized to issue up to 5.0% of its issued equity shares at the time of grant of the options to an eligible employee and 25.0% of its issued equity shares at the time of grant of the options, in aggregate, to all the eligible employees. Eligible employees are granted an option to purchase shares subject to vesting conditions. The options vest in a graded manner over a three-year period with 20.0%, 30.0% and 50.0% of the options vesting at the end of each year from the date of grant of the options. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. ICICI Infotech granted 713,500 options during fiscal 2003 at the fair value of the underlying shares on the grant date of Rs. 100 (US$ 2.10) per equity share. ICICI Infotech had also granted 2,044,800 stock options during fiscal 2002 at the fair value of the underlying shares on the grant date of Rs. 68 (US$ 1.43) per equity share. ICICI Infotech had also granted 2,347,800 stock options during fiscal 2001 at the fair value of the underlying shares on the grant date of Rs. 37.50 (US$ 0.79) per equity share. The fair values for fiscal 2001, 2002 and 2003 have been determined by an external valuer. As the shares of ICICI Infotech are not quoted on stock exchanges, the fair value, as determined by the valuer, represents management's best estimates considering all known factors. Of the stock options granted since fiscal 2001, 884,720 were forfeited by year-end fiscal 2003. Of the stock options granted since fiscal 2001, 1,867,200 were granted to ICICI Bank's directors and executive officers.

        In July 2000, ICICI Venture Funds Management Company approved an employee stock option plan under which ICICI Venture Funds Management Company was authorized to issue up to 125,000 equity shares to its employees and employees of ICICI and ICICI group companies. Eligible employees were granted an option to purchase shares subject to vesting conditions. The options vested over a period of three years with 20.0%, 30.0% and 50.0% of the options vesting at the end of each year. The options could have been exercised within 10 years from the date of the grant. ICICI Venture Funds Management Company granted 81,400 stock options during fiscal 2001 at the fair value of the underlying shares on the grant date of Rs. 835 (US$ 17.56) per equity share. As shares of ICICI Venture Funds Management Company are not quoted on exchanges, the fair value represented management's best estimates considering all known factors. Of the above, 2,500 stock options were forfeited by year-end fiscal 2001. Of the stock options granted, 20,425 were granted to ICICI Bank's directors and executive officers. ICICI Venture Funds Management Company did not grant any stock options in fiscal 2002. ICICI Venture Funds Management Company's employee stock option plan was withdrawn in February 2002 and all outstanding stock options under the plan were cancelled. The board of directors of ICICI Venture Funds Management Company, at its meeting held on October 30, 2002, approved a Carry Plan for its employees. The Carry Plan provides for ICICI Venture Funds Management Company to directly pay carry from the performance fee earned by it from the funds managed or advised on by it, to its employees through a special trust created for the purpose. Pursuant to the approval of the board of directors of ICICI Venture Funds Management Company, the Carry Plan is in the process of being documented and implemented. A copy of the "Description of the Carry Plan of ICICI Venture Funds Management Company" has been filed as an exhibit to this annual report.

        Loans

        ICICI Bank has internal rules and regulations to grant loans to employees to acquire certain assets such as property, vehicles and other consumer durables. ICICI Bank's loans to employees have been made at interest rates ranging from 2.5% to 3.5% per annum and are repayable over fixed periods of time. The loans are generally secured by the assets acquired by the employees. ICICI Bank had given loans to its employees for purchasing its shares in the offering made by ICICI in June 1997 at the public offering price. Bank of Madura had also given loans to employees for purchasing preferential shares in the offering made by Bank of Madura in August 1995. Pursuant to the Banking Regulation Act, ICICI Bank's non-wholetime directors were not eligible for any loans. At year-end fiscal 2003, there were loans of Rs. 2.4 billion (US$ 50 million) compared to loans of Rs. 745 million (US$ 16 million) at year-end fiscal 2002. outstanding to ICICI Bank employees. This amount included loans of Rs. 25 million (US$ 525,762), compared to Rs. 11 million (US$ 231,335) at year-end fiscal 2002, to certain of its directors and executive officers, made prior to the enactment of the Sarbanes-Oxley Act of 2002 on July 30, 2002 and in relation to which there has been no material modification to any term or any renewal on or after July 30, 2002.

        Gratuity

        Under Indian law, ICICI Bank is required to pay a gratuity to employees who retire or resign after at least five years of continuous service. ICICI Bank makes contributions to three separate gratuity funds, for employees inducted from ICICI, employees inducted from Bank of Madura and employees of ICICI Bank other than employees inducted from ICICI and Bank of Madura.

        The gratuity funds for employees inducted from ICICI and Bank of Madura are separate gratuity funds managed by in-house trustees. Actuarial valuation of the gratuity liability is determined by an independent actuary. The investments of the funds are made according to rules prescribed by the government of India. The accounts of the funds are audited by independent auditors. The total corpuses of these funds based on the latest unaudited figures, at year-end fiscal 2003 was Rs. 756 million (US$ 16 million).

        The gratuity fund for employees of ICICI Bank other than employees inducted from ICICI and Bank of Madura, is administered by the Life Insurance Corporation of India. In accordance with the gratuity fund's rules, actuarial valuation of gratuity liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality and staff turnover. The total corpus of the funds at year-end fiscal 2003 was Rs. 53 million (US$ 1 million).

        Superannuation Fund

        ICICI Bank contributes 15.0% of the total annual salary of each employee to two separate superannuation funds, for ICICI Bank employees and employees inducted from ICICI respectively. The funds are administered by the Life Insurance Corporation of India. ICICI Bank's employees get an option on retirement or resignation to receive one-third of the total balance and a monthly pension based on the remaining two-third balance. In the event of death of an employee, his or her beneficiary receives the remaining accumulated balance of 66.7%. ICICI Bank also gives a cash option to its employees, allowing them to receive the amount contributed by ICICI Bank in their monthly salary during their employment. The total corpus of the two superannuation funds was Rs. 640 million (US$ 13 million) at year-end fiscal 2003, compared to Rs. 510 million (US$ 11 million) at year-end fiscal 2002.

        Provident Fund

        ICICI Bank is statutorily required to maintain a provident fund as a part of its retirement benefits to its employees. There are separate provident funds for employees inducted from ICICI, Bank of Madura (other than those employees who have opted for pensions), ICICI Personal Financial Services, ICICI Capital Services and for other employees of ICICI Bank. These funds are managed by in-house trustees. Each employee contributes 12.0% of his or her basic salary (10% for clerks and sub-staff of Bank of Madura) and ICICI Bank contributes an equal amount to the funds. The investments of the funds are made according to rules prescribed by the government of India. The accounts of the funds are audited by independent auditors. The total corpuses of the funds for employees inducted from ICICI, Bank of Madura, ICICI Personal Financial Services, ICICI Capital Services and other employees of ICICI Bank, based on the latest unaudited figures, at year-end fiscal 2003 were Rs. 448 million (US$ 9 million), Rs. 747 million (US$ 16 million), Rs. 41 million (US$ 1 million), Rs. 13 million (US$ 273,396) and Rs. 395 million (US$ 8 million) respectively. ICICI Bank made aggregate contributions of Rs. 162 million (US$ 3 million) to these funds during fiscal 2003. The provident funds for employees inducted from ICICI, ICICI Personal Financial Services, ICICI Capital Services and for other employees of ICICI Bank have now been merged.

        Pension Fund

        Out of the employees inducted from Bank of Madura, 1,162 employees opted for pensions and 1,499 employees opted for a provident fund. For employees who opted for a provident fund, ICICI Bank's contribution of 12.0% of his or her basic salary (10% for clerks and sub-staff of Bank of Madura) is credited to the provident fund every month. For employees who opted for pensions, ICICI Bank's contribution of 12.0% of his or her basic salary (10% for clerks and sub-staff of Bank of Madura) is credited to the pension fund every month. These funds are managed by in-house trustees. The investments of the funds are made according to rules prescribed by the government of India. The accounts of the fund are audited by independent auditors. The employees who opted for pensions are entitled to a monthly pension from the day after their retirement. ICICI Bank also gives a cash option to employees, allowing them to receive the present value of one-third of their monthly pension in total satisfaction. Upon death of an employee, family members are entitled to payment of a family pension pursuant to the rules in this regard. The corpus of the fund at year-end fiscal 2003 was Rs. 963 million (US$ 20 million).

Interest of Management in Certain Transactions

        Except as otherwise stated in this annual report, no amount or benefit has been paid or given to any of ICICI Bank's directors or executive officers.

                    OVERVIEW OF THE INDIAN FINANCIAL SECTOR

        The information in this section has been extracted from publicly available documents from various sources, including officially prepared materials from the government of India and its various ministries and the Reserve Bank of India, and has not been prepared or independently verified by us. This is the latest available information to our knowledge at year-end fiscal 2003.

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

     o other specialized financial institutions, and state-level financial institutions;

     o    insurance companies; and

     o    mutual funds.

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

        The Reserve Bank of India issues guidelines on exposure standards, income recognition, asset classification, provisioning for impaired assets, investment valuation and capital adequacy standards for commercial banks, long-term lending institutions and non-bank finance companies. The Reserve Bank of India requires these institutions to furnish information relating to their businesses to the Reserve Bank of India on a regular basis. For further discussion regarding the Reserve Bank of India's role as the regulatory and supervisory authority of India's financial system and its impact on ICICI Bank, see "Supervision and Regulation".

Commercial Banks

        Commercial banks in India have traditionally focused only on meeting the short-term financial needs of industry, trade and agriculture. At year-end fiscal 2003, there were 290 scheduled commercial banks in the country, with a network of 66,436 branches serving approximately Rs. 12.79 trillion (US$ 269 billion) in deposit accounts. Scheduled commercial banks are banks that are listed in the schedule to the Reserve Bank of India Act, 1934, and may further be classified as public sector banks, private sector banks and foreign banks. Scheduled commercial banks have a presence throughout India, with nearly 70.8% of bank branches located in rural or semi-urban areas of the country. A large number of these branches belong to the public sector banks.

        Public Sector Banks

        Public sector banks make up the largest category in the Indian banking system. They include the State Bank of India and its associate banks, 19 nationalized banks and 196 regional rural banks. Excluding the regional rural banks, the remaining public sector banks have 46,233 branches, and account for 70.9% of the outstanding gross bank credit and 74.6% of the aggregate deposits of the scheduled commercial banks. The public sector banks' large network of branches enables them to fund themselves out of low cost deposits.

        The State Bank of India is the largest public sector bank in India. At year-end fiscal 2003, the State Bank of India and its seven associate banks had 13,578 branches. They accounted for 23.9% of aggregate deposits and 24.1% of outstanding gross bank credit of all scheduled commercial banks.

        Regional rural banks were established from 1976 to 1987 by the central government, state governments and sponsoring commercial banks jointly with a view to develop the rural economy. Regional rural banks provide credit to small farmers, artisans, small entrepreneurs and agricultural laborers. There were 196 regional rural banks at year-end fiscal 2003 with 14,462 branches, accounting for 3.9% of aggregate deposits and 2.9% of gross bank credit outstanding of scheduled commercial banks.

        Private Sector Banks

        After the first phase of bank nationalization was completed in 1969, public sector banks made up the largest portion of Indian banking. The focus on public sector banks was maintained throughout the 1970s and 1980s. Furthermore, existing private sector banks which showed signs of an eventual default were merged with state-owned banks. In July 1993, as part of the banking reform process and as a measure to induce competition in the banking sector, the Reserve Bank of India permitted entry by the private sector into the banking system. This resulted in the introduction of nine private sector banks, including ICICI Bank. These banks are collectively known as the "new" private sector banks. There are nine "new" private sector banks at present, following the merger in February 2000 of Times Bank Limited, a new private sector bank, into another new private sector bank, HDFC Bank Limited and the conversion of Kotak Mahindra Finance Limited, a large non-bank finance company into a bank in February 2003. In addition, 24 private sector banks existing prior to July 1993 are currently operating. Bank of Madura was an "old" private sector bank before it was acquired by ICICI Bank effective March 10, 2001.

        At year-end fiscal 2003, private sector banks accounted for approximately 17.0% of aggregate deposits and 19.2% of gross bank credit outstanding of the scheduled commercial banks. Their network of 5,553 branches accounted for 8.4% of the total branch network of scheduled commercial banks in the country. At year-end fiscal 2003, ICICI Bank accounted for approximately 5.5% of aggregate deposits and 7.0% of gross bank credit outstanding of the scheduled commercial banks.

        Foreign Banks

        At year-end fiscal 2003, there were 37 foreign banks with 188 branches operating in India. Foreign banks accounted for 4.5% of aggregate deposits and 7.0% of outstanding gross bank credit of scheduled commercial banks at year-end fiscal 2003. As part of the liberalization process, the Reserve Bank of India has permitted foreign banks to operate more freely, subject to requirements largely similar to those imposed on domestic banks. Foreign banks operate in India through branches of the parent bank. While presenting its budget for fiscal 2003, the government of India announced that foreign banks would be permitted to incorporate subsidiaries in India. Subsidiaries of foreign banks will have to adhere to all banking regulations, including priority sector lending norms, applicable to domestic banks. The primary activity of most foreign banks in India has been in the corporate segment. However, in recent years, some of the larger foreign banks have started to make consumer financing a larger part of their portfolios based on the growth opportunities in this area in India. These banks offer products such as automobile finance, home loans, credit cards and household consumer finance.

Cooperative Banks

        Cooperative banks cater to the financing needs of agriculture, small industry and self-employed businessmen in urban and semi-urban areas of India. The state land development banks and the primary land development banks provide long-term credit for agriculture. In the light of liquidity and insolvency problems experienced by some cooperative banks in fiscal 2001, the Reserve Bank of India undertook several interim measures, pending formal legislative changes, including measures related to lending against shares, borrowings in the call market and term deposits placed with other urban cooperative banks. Presently the Reserve Bank of India is responsible for supervision and regulation of urban co-operative societies, and the National Bank for Agriculture and Rural Development (NABARD) for State Co-operative Banks and District Central Co-operative Banks. The Banking Regulation (Amendment) and Miscellaneous Provisions Bill, 2003, which has recently been introduced in the Indian Parliament, provides for the regulation of all co-operative banks by the Reserve Bank of India.

Long-Term Lending Institutions

        The long-term lending institutions were established to provide medium-term and long-term financial assistance to various industries for setting up new projects and for the expansion and modernization of existing facilities. These institutions provide fund-based and non-fund-based assistance to industry in the form of loans, underwriting, direct subscription to shares, debentures and guarantees. The primary long-term lending institutions include Industrial Development Bank of India, IFCI Limited and Industrial Investment Bank of India and included ICICI prior to the amalgamation

        The long-term lending institutions were expected to play a critical role in Indian industrial growth and, accordingly, had access to concessional government funding. However, in recent years, the operating environment of the long-term lending institutions has changed substantially. Although the initial role of these institutions was largely limited to providing a channel for government funding to industry, the reform process required them to expand the scope of their business activities. Their new activities included:

     o    fee-based activities like investment banking and advisory services;
          and

     o short-term lending activity including issuing corporate finance and working capital loans.

        Pursuant to the recommendations of the Narasimham Committee II and the Khan Working Group, a working group created in 1999 to harmonize the role and operations of long-term lending institutions and banks, the Reserve Bank of India, in its mid-term review of monetary and credit policy for fiscal 2000, announced that long-term lending institutions would have the option of transforming themselves into banks subject to compliance with the prudential norms as applicable to banks. In April 2001, the Reserve Bank of India issued guidelines on several operational and regulatory issues which were required to be addressed in evolving the path for transition of a long-term lending institution into a universal bank. See "-Recent Structural Reforms - Universal Banking Guidelines". In April 2002, ICICI merged with ICICI Bank. The Industrial Development Bank (Transfer of Undertaking and Repeal) Bill, 2002 has been introduced in the Indian Parliament and if passed as presently drafted, will convert the Industrial Development Bank of India into a banking company, and will exempt it from certain statutory and regulatory norms applicable to banks, including exemption for a period of five years from the statutory liquidity ratio.

Non-Bank Finance Companies

        There are over 10,000 non-bank finance companies in India, mostly in the private sector. All non-bank finance companies are required to register with the Reserve Bank of India. The non-bank finance companies may be categorized into entities which take public deposits and those which do not. The companies which accept public deposits are subject to strict supervision and capital adequacy requirements of the Reserve Bank of India. ICICI Securities Limited and ICICI Distribution Finance Private Limited, which are subsidiaries of ICICI Bank, are non-bank finance companies, which do not accept public deposits. The scope and activities of non-bank finance companies have grown significantly over the years. The primary activities of the non-bank finance companies are consumer credit, including automobile finance, home finance and consumer durable products finance, wholesale finance products such as bill discounting for small and medium-sized companies, and fee-based services such as investment banking and underwriting. In 2003, Kotak Mahindra Finance Limited, a large non-bank finance company was granted a banking license by the Reserve Bank of India and converted itself into Kotak Mahindra Bank.

        Over the past few years, certain non-bank finance companies have defaulted to investors and depositors, and consequently actions (including bankruptcy proceedings) have been initiated against them, many of which are currently pending.

        Housing Finance Companies

        Housing finance companies form a distinct sub-group of the non-bank finance companies. As a result of the various incentives given by the government for investing in the housing sector in recent years, the scope of this business has grown substantially. Until recently, Housing Development Finance Corporation Limited was the premier institution providing housing finance in India. In recent years, several other players including banks have entered the housing finance industry. ICICI Bank is a major housing finance provider and also has a housing finance subsidiary, ICICI Home Finance Company Limited. The National Housing Bank and the Housing and Urban Development Corporation Limited are the two government-controlled financial institutions created to improve the availability of housing finance in India. The National Housing Bank Act provides for securitization of housing loans, foreclosure of mortgages and setting up of the Mortgage Credit Guarantee Scheme. The Reserve Bank of India has directed commercial banks to lend at least 3.0% of their incremental deposits in the form of housing loans. Further, the Reserve Bank of India has reduced the risk weight for loans for residential properties to 50.0% for the purpose of determining capital adequacy. Housing loans up to certain limits prescribed by the Reserve Bank of India as well as mortgage-backed securities qualify as priority sector lending under the Reserve Bank of India's directed lending rules. See also "Supervision and Regulation - Capital Adequacy Requirements" and "Supervision and Regulation - Directed Lending - Priority Sector Lending."

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

        Insurance Companies

        Currently, there are 27 insurance companies in India, of which 13 are life insurance companies, 13 are general insurance companies and 1 is a reinsurance company. Of the 13 life insurance companies, 12 are in the private sector and one is in the public sector. Among the general insurance companies, eight are in the private sector and 5 are in the public sector. The reinsurance company, General Insurance Corporation of India, is in the public sector. Life Insurance Corporation of India, General Insurance Corporation of India and public sector general insurance companies also provide long-term financial assistance to the industrial sector. We have joint ventures in each of the life insurance and the general insurance sectors. Our life insurance joint venture, ICICI Prudential Life Insurance Company Limited and our general insurance joint venture, ICICI Lombard General Insurance Company Limited, are both major players in their respective segments. During fiscal 2003, the total gross premiums underwritten of all general insurance companies were Rs. 142.8 billion (US$ 3.0 billion) and the total new premiums of all life insurance companies were Rs. 123.3 billion (US$ 2.6 billion).

        The R. N. Malhotra Committee was set up in April 1993 to recommend reforms in the insurance sector. This committee submitted its report on January 7, 1994 and its major recommendations included permitting entry of the private sector in the insurance industry, expediting the settlement of claims and strengthening the regulatory apparatus. As a first step towards implementation of the recommendations, the government of India's budget for fiscal 1996 indicated that an independent regulatory authority would be set up for the insurance industry, and the Insurance Regulatory Authority was set up in 1996. In December 1999, the parliament passed the Insurance Regulatory and Development Authority Act, 1999. This Act opened up the Indian insurance sector for foreign and private investors. The Act allows foreign equity participation in new insurance companies of up to 26.0%. The new company should have a minimum paid up equity capital of Rs. 1.0 billion (US$ 21 million) to carry out the business of life insurance or general insurance or Rs. 2.0 billion (US$ 42 million) to carry out exclusively the business of reinsurance. The Insurance Regulatory and Development Authority was established to protect the interests of holders of insurance policies, to regulate, promote and ensure orderly growth of the insurance industry and for related matters. Currently, the insurance sector in India is regulated by the Insurance Regulatory and Development Authority.

        In the monetary and credit policy for fiscal 2001, the Reserve Bank of India issued guidelines governing the entry of banks and financial institutions into the insurance business. The guidelines permit banks and financial institutions to enter the business of insurance underwriting through joint ventures provided they meet stipulated criteria relating to their net worth, capital adequacy ratio, profitability track record, level of impaired loans and the performance of their existing subsidiary companies.

         Mutual Funds

        At the end of January 2003, there were 33 mutual funds in India with total assets of Rs. 1,218.1 billion (US$ 25.6 billion). From 1963 to 1987, Unit Trust of India was the only mutual fund operating in the country. It was set up in 1963 at the initiative of the government and the Reserve Bank of India. From 1987 onwards, several other public sector mutual funds entered this sector. These mutual funds were established by public sector banks, the Life Insurance Corporation of India and General

Insurance Corporation of India. The mutual funds industry was opened up to the private sector in 1993. In this year, the SEBI (Mutual Fund) Regulation 1993 was issued by the Securities and Exchange Board of India, under which all mutual funds except for the Unit Trust of India, were to be registered and governed. The industry is now regulated by a more comprehensive SEBI (Mutual Fund) Regulation, 1996 which replaced the SEBI (Mutual Fund) Regulation 1993.

        Unit Trust of India, with a high level of investment in equity securities, started to face difficulties in meeting redemption and assured return obligations due to a significant decline in the market value of its securities portfolio. In response, the government of India implemented a package of reform measures for Unit Trust of India, including guaranteeing redemption and assured return obligations to the unit holders, subject to restrictions on the maximum permissible redemption amount. As part of the reforms, Unit Trust of India was divided into two mutual funds structured in accordance with the regulations of the Securities and Exchange Board of India, one comprising assured return schemes and the other comprising net asset value based schemes.

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

        However, since 1991, there have been comprehensive changes in the Indian financial system. Various financial sector reforms, implemented since 1991, have transformed the operating environment of the banks and long-term lending institutions. In particular, the deregulation of interest rates, emergence of a liberalized domestic capital market, and entry of new private sector banks, along with the broadening of long-term lending institutions' product portfolios, have progressively intensified the competition between banks and long-term lending institutions. The Reserve Bank of India has permitted the transformation of long-term lending institutions into banks subject to compliance with the prudential norms applicable to banks.

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

     o similarly, the cash reserve ratio or the proportion of the bank's net demand and time liabilities that were required to be deposited with the Reserve Bank of India was reduced from 15.0% in the pre-reform period to 4.5% currently;

     o    special tribunals were created to resolve bad debt problems;

     o most of the restrictions on interest rates for deposits were removed. Commercial banks were allowed to set their own level of interest rates for all deposits except savings bank deposits;

     o substantial capital infusion to several state-owned banks was approved in order to bring their capital adequacy closer to internationally accepted standards. By the end of fiscal 2002, aggregate recapitalization amounted to Rs. 217.5 billion (US$ 4.6 billion). The stronger public sector banks were given permission to issue equity to further increase capital; and

     o    banks were granted the freedom to open or close branches.

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

Recent Structural Reforms

        Proposed Amendments to the Banking Regulation Act

        Legislation seeking to amend the Banking Regulation Act has recently been introduced in the Indian Parliament. As presently drafted, the main amendments propose to:

     o permit banking companies to issue non-redeemable and redeemable preference shares;

     o make prior approval of the Reserve Bank of India mandatory for the acquisition of more than 5.0% of a banking company's paid up capital by any individual or firm or group;

     o prohibit lending to relatives of directors and to non-subsidiary companies that are under the same management as the banking company, joint ventures, associates or the holding company of the banking company. Lending to directors and to companies with directors common to the banking company is already prohibited;

     o remove the minimum statutory liquidity ratio requirement of 25.0%, giving the Reserve Bank of India discretion to reduce the statutory liquidity ratio to less than 25.0%. See also "Supervision and Regulation - Legal Reserve Requirements - Statutory Liquidity Ratio";

     o bring mergers of non-bank finance companies with banking companies into the governance of the Indian Banking Regulation Act. Mergers of non-bank finance companies with banking companies are currently governed by the Indian Companies Act, 1956. The Banking Regulations (Amendment) and Miscellaneous Provisions Bill, 2003 will, if passed, require mergers of non-bank finance companies with banking companies to be approved by the majority of the shareholders of both companies and by the Reserve Bank of India. It also provides, if the merger is approved, for dissenting shareholders at their option to be paid in exchange for their shares the value of their shares as determined by the Reserve Bank of India;

     o bring all co-operative banks under the supervision of the Reserve Bank of India; and

     o remove the limit of 10.0% on the maximum voting power exercisable by a shareholder in a banking company.

        Legislative Framework for Recovery of Debts due to Banks

        In fiscal 2003, the Indian Parliament passed the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002. This Act provides that a secured creditor may, in respect of loans classified as non-performing in accordance with the Reserve Bank of India guidelines, give notice in writing to the borrower requiring it to discharge its liabilities within 60 days, failing which the secured creditor may take possession of the assets constituting the security for the loan, and exercise management rights in relation thereto, including the right to sell or otherwise dispose of the assets. This Act also provides for the setting up of asset reconstruction companies regulated by the Reserve Bank of India to acquire assets from banks and financial institutions. The Reserve Bank of India has issued guidelines for asset reconstruction companies in respect of their establishment, registration and licensing by the Reserve Bank of India, and operations. Asset Reconstruction Company (India) Limited, promoted by us, Industrial Development Bank of India, State Bank of India and certain other private sector banks and institutions, has recently received registration from the Reserve Bank of India.

        Currently, however, several petitions challenging the constitutional validity of the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 are pending before the Indian Supreme Court.

        Earlier, following the recommendations of the Narasimham Committee, the Recovery of Debts due to Banks and Financial Institutions Act, 1993 was enacted. This legislation provides for the establishment of a tribunal for speedy resolution of litigation and recovery of debts owed to banks or financial institutions. The Act creates tribunals before which the banks or the financial institutions can file a suit for recovery of the amounts due to them. However, if a scheme of reconstruction is pending before the Board for Industrial and Financial Reconstruction, under the Sick Industrial Companies (Special Provision) Act, 1985, no proceeding for recovery can be initiated or continued before the tribunals. While presenting its budget for fiscal 2002, the government of India announced measures for the setting up of more debt recovery tribunals and the eventual repeal of the Sick Industrial Companies (Special Provision) Act, 1985. To date, however, this Act has not been repealed.

        Corporate Debt Restructuring Forum

        To put in place an institutional mechanism for the restructuring of corporate debt, the Reserve Bank of India has devised a corporate debt restructuring system. The objective of this framework is to ensure a timely and transparent mechanism for the restructuring of corporate debts of viable entities facing problems, outside the purview of the Board of Industrial and Financial Rehabilitation, debt recovery tribunals and other legal proceedings. In particular, this framework aims to preserve viable corporates that are affected by certain internal and external factors and minimize the losses to the creditors and other stakeholders through an orderly and coordinated restructuring program. The corporate debt restructuring system is a non-statutory mechanism and a voluntary system based on debtor-creditor and inter-creditor agreements.

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

Credit Policy Measures

        As part of its effort to continue bank reform, the Reserve Bank of India has announced a series of measures in its monetary and credit policy statements aimed at deregulating and strengthening the financial system.

        Credit Policy for Fiscal 2003

        In the monetary and credit policy for fiscal 2003 announced in April 2002 and in the mid-term review announced in October 2002, the Reserve Bank of India effected the following key measures:

     o With effect from October 29, 2002, the bank rate, the rate at which the Reserve Bank of India provides refinance to the banking system, was reduced from 6.5% to 6.25%, its lowest level since 1973;

     o The cash reserve ratio, the minimum cash reserve balance required to be maintained by banks with the Reserve Bank of India, was reduced from 5.0% to 4.75% of their demand and time liabilities in India, excluding inter-bank liabilities;

     o Banks were given the discretion to decide the interest payment period of interest on variable rate deposits; and

     o Banks were required to announce the maximum spread over the prime lending rate for all advances other than retail loans, as well as provide information on maximum and minimum rates charged to their borrowers and deposit rates for various maturities.

        Credit Policy for Fiscal 2004

        In the monetary and credit policy for fiscal 2004 announced in April 2003, the Reserve Bank of India introduced the following key measures:

     o The bank rate was reduced further by 0.25% from 6.25% to 6.0% and the cash reserve ratio was also reduced by 0.25% to 4.5%. Earlier, the Indian government's budget for fiscal 2004 had reduced the interest rates on small savings schemes and public provident fund by 100 basis points to 8.0% and at the same time the Reserve Bank of India reduced the interest rate on savings bank accounts by 50 basis points to 3.5%; and

     o The maturity period for non-resident external deposits was increased from six months to one year.

Reforms of the Non-Bank Finance Companies

        The standards relating to income recognition, provisioning and capital adequacy were prescribed for non-bank finance companies in June 1994. The registered non-bank finance companies were required to achieve a minimum capital adequacy of 6.0% by year-end fiscal 1995 and 8.0% by year-end fiscal 1996 and to obtain a minimum credit rating. To encourage the companies complying with the regulatory framework, the Reserve Bank of India announced in July 1996 certain liberalization measures under which the non-bank finance companies registered with it and complying with the prudential norms and credit rating requirements were granted freedom from the ceiling on interest rates on deposits and amount of deposits. Other measures introduced include requiring non-bank finance companies to maintain a certain percentage of liquid assets and to create a reserve fund. The percentage of liquid assets to be maintained by non-bank finance companies has been revised uniformly upwards and since April 1999, 15.0% of public deposits must be maintained.

        Efforts have also been made to integrate non-bank finance companies into the mainstream financial sector. The first phase of this integration covered measures relating to registrations and standards. The focus of supervision has now shifted to non-bank finance companies accepting public deposits. This is because companies accepting public deposits are required to comply with all the directions relating to public deposits, prudential norms and liquid assets. A task force on non-bank finance companies set up by the government of India submitted its report in October 1998, and recommended several steps to rationalize the regulation of non-bank finance companies. Accepting these recommendations, the Reserve Bank of India issued new guidelines for non-bank finance companies, which were as follows:

     o a minimum net owned fund of Rs. 2.5 million (US$ 52,576) is mandatory before existing non-bank finance companies may accept public deposits;

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

        In the monetary and credit policy for fiscal 2000, the Reserve Bank of India stipulated a minimum capital base of Rs. 20 million (US$ 420,610) for all new non-bank finance companies. In the government of India's budget for fiscal 2002, the procedures for foreign direct investment in non-bank finance companies were substantially liberalized.

                           SUPERVISION AND REGULATION

        The main legislation governing commercial banks in India is the Banking Regulation Act. Other important laws include the Reserve Bank of India Act, the Negotiable Instruments Act and the Banker's Books Evidence Act. Additionally, the Reserve Bank of India, from time to time, issues guidelines to be followed by the bank. Compliance with all regulatory requirements is evaluated with respect to financial statements under Indian GAAP.

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

        ICICI Bank, being licensed as a banking company, is regulated and supervised by the Reserve Bank of India. The Reserve Bank of India requires ICICI Bank to furnish statements, information and certain details relating to its business. It has issued guidelines for commercial banks on recognition of income, classification of assets, valuation of investments, maintenance of capital adequacy and provisioning for impaired assets. The Reserve Bank of India has set up a Board for Financial Supervision, under the chairmanship of the Governor of the Reserve Bank of India. The appointment of the auditors of banks is subject to the approval of the Reserve Bank of India. The Reserve Bank of India can direct a special audit in the interest of the depositors or in the public interest.

Regulations relating to the Opening of Branches

        Banks are required to obtain licenses from the Reserve Bank of India to open new branches. Permission is granted based on factors such as the financial condition and history of the company, its management, adequacy of capital structure and earning prospects and the public interest. The Reserve Bank of India may cancel the license for violations of the conditions under which it was granted. Under the banking license granted to ICICI Bank by the Reserve Bank of India, ICICI Bank is required to have at least 25.0% of its branches located in rural and semi-urban areas. A rural area is defined as a center with a population of less than 10,000. A semi-urban area is defined as a center with a population of greater than 10,000 but less than 100,000. These population figures relate to the 1991 census conducted by the government of India.

Capital Adequacy Requirements

        ICICI Bank is subject to the capital adequacy requirements of the Reserve Bank of India, which, based on the guidelines of the Basle Committee on Banking Regulations and Supervisory Practices, 1998, require ICICI Bank to maintain a minimum ratio of capital to risk adjusted assets and off-balance sheet items of 9.0%, at least half of which must be Tier 1 capital.

        The total capital of a banking company is classified into Tier 1 and Tier 2 capital. Tier 1 capital, the core capital, provides the most permanent and readily available support against unexpected losses. It comprises paid-up capital and reserves consisting of any statutory reserves, free reserves and capital reserve pursuant to the Indian Income-tax Act as reduced by equity investments in subsidiaries, intangible assets, gap in provisioning and losses in the current period and those brought forward from the previous period. In fiscal 2003, the Reserve Bank of India issued a guideline requiring a bank's deferred tax asset to be treated as an intangible asset and deducted from its Tier 1 capital.

        Tier 2 capital consists of undisclosed reserves, revaluation reserves (at a discount of 55.0%), general provisions and loss reserves (allowed up to a maximum of 1.25% of risk weighted assets), hybrid debt capital instruments (which combine certain features of both equity and debt securities) and subordinated debt. Any subordinated debt is subject to progressive discounts each year for inclusion in Tier 2 capital and total subordinated debt considered as Tier 2 capital cannot exceed 50.0% of Tier 1 capital. Tier 2 capital cannot exceed Tier 1 capital.

        With a view to the building up of adequate reserves to guard against any possible reversal of the interest rate environment in the future due to unexpected developments, the Reserve Bank of India has advised banks to build up an investment fluctuation reserve of a minimum of 5.0% of the bank's investment portfolio within a period of five years. This reserve has to be computed with respect to investments in held for trading and available for sale categories. Investment fluctuation reserve is included in Tier 2 capital.

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

Loan Loss Provisions and Impaired Assets

        In April 1992, the Reserve Bank of India issued formal guidelines on income recognition, asset classification, provisioning standards and valuation of investments applicable to banks, which are revised from time to time. These guidelines are applied for the calculation of impaired assets under Indian GAAP. The discussion of asset quality in this annual report is under US GAAP and the US GAAP standards applied are set forth in "`Business--Impaired Loans."

        The principal features of these Reserve Bank of India guidelines, which have been implemented with respect to ICICI Bank's loans, debentures, lease assets, hire purchases and bills are set forth below.

        Impaired Assets

        Until year-end fiscal 2003, an impaired asset (also called non-performing assets pursuant to the Reserve Bank of India guidelines) was an asset in respect of which any amount of interest or principal was overdue for more than two quarters. In particular, an advance was an impaired asset where:

     o interest and/or installment of principal remained overdue for a period of more than 180 days in respect of a term loan;

     o the account remained "out-of-order" for a period of more than 180 days in respect of an overdraft or cash credit;

     o the bill remained overdue for a period of more than 180 days in case of bills purchased and discounted;

     o interest and/or principal remained overdue for two harvest seasons but for a period not exceeding two half years in the case of an advance granted for agricultural purposes; and

     o any amount to be received remained overdue for a period of more than 180 days in respect of other accounts.

        Effective fiscal 2004, banks are now required to classify an asset as impaired when principal or interest has remained overdue for more than 90 days. Interest in respect of impaired assets is not recognized or credited to the income account unless collected.

        Asset Classification

        In line with the Reserve Bank of India master circular on income recognition, asset classification and provisioning pertaining to advances portfolio of banks, issued in August 2003 for banks, non-performing assets are classified as described below:

        Sub-Standard Assets. Assets that are non-performing assets for a period not exceeding 18 months (12 months effective year-end fiscal 2004). In such cases, the current net worth of the borrower / guarantor or the current market value of the security charged is not enough to ensure recovery of dues to the banks in full. Such an asset has well-defined credit weaknesses that jeopardize the liquidation of the debt and are characterized by the distinct possibility that the bank will sustain some loss, if deficiencies are not corrected.

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

        The Reserve Bank of India also has separate guidelines for restructured loans. A rescheduling of the installments of principal alone does not cause a standard asset to be classified in the sub-standard category provided the loan or credit facility is fully secured. A rescheduling of interest element does not cause an asset to be downgraded to the sub-standard category subject to the condition that the amount of sacrifice, if any, in the element of interest, measured in present value terms, is either written off or provision is made to the extent of the sacrifice involved. In respect of restructured sub-standard accounts, a rescheduling of the installments of principal alone renders a sub-standard asset eligible to be continued in the sub-standard category for the specified period, provided the loan/credit facility is fully secured. A rescheduling of interest element renders a sub-standard asset eligible to be continued to be classified in the sub-standard category for the specified period subject to the condition that the amount of sacrifice, if any, in the element of interest, measured in present value terms, is either written off or provision is made to the extent of the sacrifice involved. The sub-standard accounts which have been subjected to restructuring, whether in respect of principal installment or interest amount, by whatever modality, are eligible to be upgraded to the standard category only after the specified period, i.e., a period of one year after the date when first payment of interest or of principal, whichever is earlier, falls due, subject to satisfactory performance during the period.

        To put in place an institutional mechanism for the restructuring of corporate debt, the Reserve Bank of India has devised a corporate debt restructuring system. See "Overview of the Indian Financial Sector - Recent Structural Reforms".

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

     o Restructured Assets. A provision is made equal to the net present value of the reduction in the rate of interest on the loan over its maturity.

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

     o Banks are free to determine their own lending rates but each bank must declare its prime lending rate as approved by its board of directors. Each bank should also indicate the maximum spread over the prime lending rate for all credit exposures other than retail loans. The interest charged by banks on advances up to Rs. 200,000 (US$ 4,206) to any one entity (other than most retail loans) must not exceed the prime lending rate. Banks are also given freedom to lend at a rate below the prime lending rate in respect of creditworthy borrowers and exposures. Interest rates for certain categories of advances are regulated by the Reserve Bank of India. Currently, separate prime lending rates can be fixed for short-term and long-term credit. However, the Reserve Bank of India has recently proposed the introduction of benchmark prime lending rates based on various parameters including cost of funds, operating expenses, capital charge and profit margin, and discontinuation of the system of prime lending rates linked to the maturity of the credit facility.

        With respect to cash credit facilities (revolving asset-backed overdraft facilities for meeting working capital needs), up to 80.0% of the facility can be in the form of a demand loan.

        Penalty interest represents additional interest charged over and above the base rate of interest on certain events, including default in the repayment of loans. Penalty interest is not chargeable for loans up to Rs. 25,000 (US$
526). For loans over Rs. 25,000 (US$ 526), penalty interest cannot exceed 2.0%.

        There are guidelines on loans against equity shares in respect of amount, margin requirement and purpose.

Directed Lending

        Priority Sector Lending

        The Reserve Bank of India requires commercial banks to lend a certain percentage of their net bank credit to specific sectors (the priority sectors), such as agriculture, small-scale industry, small businesses and housing finance. Total priority sector advances should be 40.0% of net bank credit with agricultural advances required to be 18.0% of net bank credit and advances to weaker sections required to be 10.0% of net bank credit, and 1.0% of the previous year's net bank credit required to be lent under the Differential Rate of Interest scheme. Any shortfall in the amount required to be lent to the priority sectors may be required to be deposited with government sponsored developmental banks like the National Bank for Agriculture and the Rural Development and Small Industries Development Bank of India. These deposits can be for a period of one year or five years.

        The Reserve Bank of India requires banks to lend up to 3.0% of their incremental deposits in the previous fiscal year towards housing finance. This can be in the form of home loans to individuals or subscription to the debentures and bonds of the National Housing Bank and housing development institutions recognized by the government of India.

        Prior to the amalgamation, the advances of ICICI were not subject to the requirement applicable to banks in respect of priority sector lending. Pursuant to the terms of the Reserve Bank of India's approval of the amalgamation, ICICI Bank is required to maintain a total of 50.0% of its net bank credit on the residual portion of its advances (i.e., the portion of its total advances excluding advances of ICICI at year-end fiscal 2002) in the form of priority sector advances. This additional requirement of 10.0% by way of priority sector advances will apply until such time as the aggregate priority sector advances reach a level of 40.0% of the total net bank credit of ICICI Bank.

        Export Credit

        The Reserve Bank of India also requires commercial banks to make loans to exporters at concessional rates of interest. This enables exporters to have access to an internationally competitive financing option. Pursuant to existing guidelines, 12.0% of a bank's net bank credit is required to be in the form of export credit. ICICI Bank provides export credit for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies.

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

        The limits set by the Reserve Bank of India are as follows:

     1. Exposure ceiling for a single borrower is 15.0% of capital funds effective from March 31, 2002. Group exposure limit is 40.0% of capital funds effective from March 31, 2002. In case of financing for infrastructure projects, the exposure limit is extendable by another 10.0%, i.e., up to 50.0% of capital funds.

     2. Capital funds is the total capital as defined under capital adequacy standards (Tier 1 and Tier 2 capital).

     3. Non-fund based exposures are calculated at 100.0% and in addition, banks include forward contracts in foreign exchange and other derivative products, like currency swaps and options, at their replacement cost value in determining individual or group borrower exposure ceilings, effective from April 1, 2003.

        Credit exposure is the aggregate of:

     1.   all types of funded and non-funded credit limits,

     2. facilities extended by way of equipment leasing, hire purchase finance and factoring services,

     3. advances against shares, debentures, bonds and units of mutual funds to stock brokers and market makers,

     4.   bank loan for financing promoters' contributions, and

     5.   bridge loans against equity flows/issues.

        At year-end fiscal 2003, ICICI Bank was in compliance with these limits, except in the case of two borrowers to whom its exposures are in excess of the single borrower exposure limit. This is mainly due to the write-down of ICICI's reserves pursuant to the fair valuation of ICICI's assets for the purpose of accounting for the amalgamation under Indian GAAP. ICICI had not exceeded the limit at the time of providing the assistance. The Reserve Bank of India has granted approval for exceeding the norms in the case of these two borrowers until the date of completion or stabilization of the projects.

        To ensure that exposures are evenly spread, the Reserve Bank of India requires banks to fix internal limits of exposure to specific sectors. These limits are subject to periodical review by the banks. ICICI Bank has fixed a ceiling of 15.0% on its exposure to any one industry (other than retail loans) and monitors its exposures accordingly.

Regulations relating to Investments and Capital Market Exposure Limits

        There are no limits on the amount of investments by banks in non-convertible debt instruments. However, credit exposure limits specified by the Reserve Bank of India in respect of lending to individual borrowers and borrower groups also apply in respect of these investments.

        Pursuant to the Reserve Bank of India guidelines, the exposure of banks to capital markets by way of investments in shares, convertible debentures, units of equity oriented mutual funds and loans to brokers, should not exceed 5.0% of outstanding domestic credit (excluding inter-bank lending and advances outside India) at March 31 of the previous fiscal year and investments in shares, convertible debentures and units of equity oriented mutual funds should not exceed 20.0% of the bank's net worth. These guidelines were revised on May 11, 2001 specifying the types of capital market exposure that could be undertaken by banks. Further, the 5.0% ceiling is now required to be computed in relation to the total advances (including commercial paper) at March 31 of the previous fiscal year. Pursuant to the terms of the Reserve Bank of India's approval for the amalgamation, ICICI's project finance related investments are excluded from the computation of these limits for a period of five years.

        In April 1999, the Reserve Bank of India, in its monetary and credit policy, stated that the investment by a bank in subordinated debt instruments, representing Tier 2 capital, issued by other banks and financial institutions should not exceed 10.0% of the investing bank's capital including Tier 2 capital and free reserves.

Consolidated Supervision Guidelines

        In fiscal 2003, the Reserve Bank of India issued guidelines for consolidated accounting and consolidated supervision for banks. These guidelines became effective April 1, 2003. The principal features of these guidelines are:

        Consolidated Financial Statements. Banks are required to prepare consolidated financial statements intended for public disclosure.

        Consolidated Prudential Returns. Banks are required to submit to the Reserve Bank of India, consolidated prudential returns reporting their compliance with various prudential norms on a consolidated basis, excluding insurance subsidiaries. Compliance on a consolidated basis is required in respect of the following main prudential norms:

     o Single borrower exposure limit of 15.0% of capital funds (20.0% of capital funds provided the additional exposure of up to 5.0% is for the purpose of financing infrastructure projects);

     o Borrower group exposure limit of 40.0% of capital funds (50.0% of capital funds provided the additional exposure of up to 10.0% is for the purpose of financing infrastructure projects);

     o Deduction from Tier 1 capital of the bank, of any shortfall in capital adequacy of a subsidiary for which capital adequacy norms are specified; and

     o Consolidated capital market exposure limit of 2.0% of consolidated advances and 10.0% of consolidated net worth.

        ICICI Bank is in compliance with these guidelines, except for the consolidated capital market exposure limits. ICICI Bank has submitted to the Reserve Bank of India that the limit of 2.0% of consolidated advances and 10.0% of consolidated net worth effectively reduces the standalone capital market exposure limit of 5.0% of advances and 20.0% of net worth. On a consolidated basis, ICICI Bank has exceeded the exposure limits in respect of two borrowers. The Reserve Bank of India has granted approval for exceeding the norms in these two cases. See also "-Credit Exposure Limits".

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

        With a view to the building up of adequate reserves to guard against any possible reversal of interest rate environment in the future due to unexpected developments, the Reserve Bank of India has advised banks to build up an investment fluctuation reserve of a minimum of 5.0% of the bank's investment portfolio within a period of five years starting fiscal 2002. This reserve has to be computed with respect to investments in held for trading and available for sale categories. It is not be necessary to include investments under the held to maturity category for the purpose of building up this reserve.

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

Regulations relating to Deposits

        The Reserve Bank of India has permitted banks to independently determine rates of interest offered on term deposits. However, banks are not permitted to pay interest on current account deposits. Further, banks may only pay interest of up to 3.5% per annum on savings deposits. In respect of savings and time deposits accepted from employees, ICICI Bank is permitted by the Reserve Bank of India to pay an additional interest of 1.0% over the interest payable on deposits from the public.

        Domestic time deposits have a minimum maturity of 15 days (seven days in respect of deposits over Rs. 1.5 million (US$ 31,546) with effect from April 19, 2001) and a maximum maturity of 10 years. Time deposits from non-resident Indians denominated in foreign currency have a minimum maturity of one year and a maximum maturity of three years. The minimum balance for opening a Foreign Currency Non Resident (FCNR) deposit is US $ 1,000, GBP 1,000, Euro 1,000 or JPY 200,000 as appropriate.

        Starting April 1998, the Reserve Bank of India has permitted banks the flexibility to offer varying rates of interests on domestic deposits of the same maturity subject to the following conditions:

     o    Time deposits are of Rs. 1.5 million (US$ 31,546) and above; and

     o Interest on deposits is paid in accordance with the schedule of interest rates disclosed in advance by the bank and not pursuant to negotiation between the depositor and the bank.

        ICICI Bank stipulates a minimum balance of Rs. 10,000 (US$ 210) for a non-resident rupee savings deposit (NRE deposit). Interest of 3.5% is paid on deposits up to Rs. 25,000 (US$ 526). The principal amount in excess of that earns the interest applicable to fixed deposits. The Reserve Bank of India has, effective September 15, 2003, stipulated that the interest rate on NRE deposits should not exceed 100 basis points over the US dollar LIBOR/ swap rates for the corresponding maturity.

Deposit Insurance

        Demand and time deposits of up to Rs. 100,000 (US$ 2,103) accepted by Indian banks have to be mandatorily insured with the Deposit Insurance and Credit Guarantee Corporation, a wholly-owned subsidiary of the Reserve Bank of India. Banks are required to pay the insurance premium for the eligible amount to the Deposit Insurance and Credit Guarantee Corporation on a semi-annual basis. The cost of the insurance premium cannot be passed on to the customer.

Regulations relating to Knowing the Customer and Anti-Money Laundering

        The Reserve Bank of India has issued several guidelines relating to identification of depositors and has advised banks to put in place systems and procedures to control financial frauds, identify money laundering and suspicious activities, and monitor high value cash transactions. The Reserve Bank of India has also issued guidelines from time to time advising banks to be vigilant while opening accounts for new customers to prevent misuse of the banking system for perpetration of frauds.

        The Reserve Bank of India requires banks to open accounts only after verifying the identity of customers as to their name, residence and other details to ensure that the account is being opened by the customer in his own name. To open an account, a prospective customer is required to be introduced by an existing customer who has had his own account with the bank for at least six months duration and has satisfactorily conducted that account, or a well-known person in the local area where the prospective customer is residing.

        If the prospective customer does not have an introducer, the prospective customer is required to submit documents such as his identity card, passport or details of bank accounts with other banks.

        The Prevention of Money Laundering Act, 2002 has been passed by Indian Parliament and has received the assent of the President of India on January 17, 2003. However the provisions of the Act shall come into force and effect only on dates notified by the Indian government, which has not so far notified these dates. The Act seeks to prevent money laundering and to provide for confiscation of property derived from, or involved in, money laundering and for incidental and connected matters.

Legal Reserve Requirements

        Cash Reserve Ratio

        A banking company such as ICICI Bank is required to maintain a specified percentage of its demand and time liabilities, excluding inter-bank deposits, by way of cash reserve with itself and by way of balance in current account with the Reserve Bank of India. The cash reserve ratio can be a minimum of 3.0% and a maximum of 20.0% pursuant to section 42 of the Reserve Bank of India Act. At present, the cash reserve ratio is 4.5%.

        The following liabilities are excluded from the calculation of the cash reserve ratio:

     o    inter-bank liabilities;

     o    liabilities to primary dealers; and

     o refinancing from the Reserve Bank of India and other institutions permitted to offer refinancing to banks.

        The Reserve Bank of India pays no interest on the cash reserves up to 3.0% of the demand and time liabilities and pays interest at the bank rate, currently 6.0%, on the balance.

        The cash reserve ratio has to be maintained on an average basis for a fortnightly period and should not be below 50.0% of the required cash reserve ratio for the first seven days of the fortnight and 70.0% for any day of the rest of the fortnight, except the last business day of the fortnight. On the last business day of the fortnight, no restrictions apply.

        Statutory Liquidity Ratio

        In addition to the cash reserve ratio, a banking company such as ICICI Bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid assets like cash, gold or approved securities. The percentage of this liquidity ratio is fixed by the Reserve Bank of India from time to time, and it can be a minimum of 25.0% and a maximum of 40.0% pursuant to section 24 of the Banking Regulation Act. At present, the Reserve Bank of India requires banking companies to maintain a liquidity ratio of 25.0%. The Banking Regulation (Amendment) and Miscellaneous Provisions Bill, 2003 recently introduced in the Indian Parliament proposes to amend section 24 of the Banking Regulation Act to remove the minimum Statutory Liquidity Ratio stipulation, thereby giving the Reserve Bank of India the freedom to fix the Statutory Liquidity Ratio below this level. See also "Overview of the Indian Financial Sector - Recent Structural Reforms - Proposed Amendments to the Banking Regulation Act".

Regulations on Asset Liability Management

        At present, the Reserve Bank of India's regulations for asset liability management require banks to draw up asset-liability gap statements separately for rupee and for four major foreign currencies. These gap statements are prepared by scheduling all assets and liabilities according to the stated and anticipated re-pricing date, or maturity date. These statements have to be submitted to the Reserve Bank of India on a quarterly basis. The Reserve Bank of India has advised banks to actively monitor the difference in the amount of assets and liabilities maturing or being re-priced in a particular period and place internal prudential limits on the gaps in each time period, as a risk control mechanism. Additionally, the Reserve Bank of India has asked banks to manage their asset-liability structure such that the negative liquidity gap in the 1-14 day and 15-28 day time periods does not exceed 20.0% of cash outflows in these time periods. This 20.0% limit on negative gaps was made mandatory with effect from April 1, 2000.

Foreign Currency Dealership

        The Reserve Bank of India has granted ICICI Bank a full-fledged authorized dealers' license to deal in foreign exchange through its designated branches. Under this license, ICICI Bank has been granted permission to:

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

        ICICI Bank's foreign exchange operations are subject to the guidelines specified by the Reserve Bank of India in the exchange control manual. As an authorized dealer, ICICI Bank is required to enroll as a member of the Foreign Exchange Dealers Association of India, which prescribes the rules relating to foreign exchange business in India.

        Authorized dealers, like ICICI Bank, are required to determine their limits on open positions and maturity gaps in accordance with the Reserve Bank of India's guidelines and these limits are approved by the Reserve Bank of India. Further, ICICI Bank is permitted to hedge foreign currency loan exposures of Indian corporations in the form of interest rate swaps, currency swaps and forward rate agreements, subject to certain conditions.

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

        Only banks incorporated before January 15, 1937 can issue preferential shares. Prior to the amalgamation, ICICI had preference share capital of Rs.
3.5 billion (US$ 74 million). The government of India, on the recommendation of the Reserve Bank of India, has granted an exemption to ICICI Bank which allows the inclusion of preference capital in the capital structure of ICICI Bank for a period of five years, though ICICI Bank is a bank incorporated after January 15, 1937.

        Legislation recently introduced in the Indian Parliament proposes to amend the Banking Regulation Act to remove the limit of 10.0% on the maximum voting power exercisable by an shareholder in a banking company and allow banks to issue redeemable and non-redeemable preference shares. See also "Overview of the Indian Financial Sector - Recent Structural Reforms - Proposed Amendments to the Banking Regulation Act".

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

     o connected and related lending and the profile of ownership, control and management; and

     o    other prudential parameters.

        The Reserve Bank of India also conducts periodical on-site inspections on matters relating to the bank's portfolio, risk management systems, internal controls, credit allocation and regulatory compliance, at intervals ranging from one to three years. ICICI Bank has been and at present also, is, subject to the on-site inspection by the Reserve Bank of India at yearly intervals. The inspection report, along with the report on actions taken by ICICI Bank, has to be placed before the board of directors. On approval by the board of directors, ICICI Bank is required to submit the report on actions taken by it to the Reserve Bank of India. The Reserve Bank of India also discusses the report with the management team including the Managing Director and Chief Executive Officer.

        The Reserve Bank of India also conducts on-site supervision of selected branches of ICICI Bank with respect to their general operations and foreign exchange related transactions.

     Appointment and Remuneration of the Chairman, Managing Director and Other Directors

        ICICI Bank is required to obtain prior approval of the Reserve Bank of India before it appoints its chairman and managing director and any other wholetime directors and fixes their remuneration. The Reserve Bank of India is empowered to remove an appointee to the posts of chairman, managing director and wholetime directors on the grounds of public interest, interest of depositors or to ensure the proper management of ICICI Bank. Further, the Reserve Bank of India may order meetings of ICICI Bank's board of directors to discuss any matter in relation to ICICI Bank, appoint observers to such meetings and in general may make such changes to the management as it may deem necessary and may also order the convening of a general meeting of the shareholders of ICICI Bank to elect new directors.

        Penalties

        The Reserve Bank of India may impose penalties on banks and its employees in case of infringement of regulations under the Banking Regulation Act. The penalty may be a fixed amount or may be related to the amount involved in any contravention of the regulations. The penalty may also include imprisonment.

Restriction on Transfer of Shares

        The Reserve Bank of India's approval is required for the transfer of shares of ICICI Bank to an individual or a group which acquires 5.0% or more of ICICI Bank's total paid up capital.

Assets to be Maintained in India

        Every bank is required to ensure that its assets in India (including import-export bills drawn in India and Reserve Bank of India approved securities, even if the bills and the securities are held outside India) are not less than 75.0% of its demand and time liabilities in India.

Secrecy Obligations

        ICICI Bank's obligations relating to maintaining secrecy arise out of common law principles governing its relationship with its customers. ICICI Bank cannot disclose any information to third parties except under clearly defined circumstances. The following are the exceptions to this general rule:

     o    where disclosure is required to be made under any law;

     o    where there is an obligation to disclose to the public;

     o    where ICICI Bank needs to disclose information in its interest; and

     o where disclosure is made with the express or implied consent of the customer.

        ICICI Bank is required to comply with the above in furnishing any information to any parties. ICICI Bank is also required to disclose information if ordered to do so by a court. The Reserve Bank of India may, in the public interest, publish the information obtained from the bank. Under the provisions of the Banker's Books Evidence Act, a copy of any entry in a bankers' book, such as ledgers, day books, cash books and account books certified by an officer of the bank may be treated as prima facie evidence of the transaction in any legal proceedings.

Regulations and Guidelines of the Securities and Exchange Board of India

        The Securities and Exchange Board of India was established to protect the interests of public investors in securities and to promote the development of, and to regulate, the Indian securities market. ICICI Bank is subject to Securities and Exchange Board of India regulations for its capital issuances, as well as its underwriting, custodial, depositary participant, investment banking, registrar and transfer agents, brokering and debenture trusteeship activities. These regulations provide for its registration with the Securities and Exchange Board of India for each of these activities, functions and responsibilities. ICICI Bank is required to adhere to a code of conduct applicable for these activities.

Public Financial Institution Status

        ICICI was a public financial institution under the Indian Companies Act, 1956. The special status of public financial institutions is also recognized under other statutes including the Indian Income-tax Act, 1961, Sick Industrial Companies (Special Provisions) Act, 1985 and Recovery of Debts Due to Banks and Financial Institutions Act, 1993. ICICI Bank is not a public financial institution. As a public financial institution, ICICI was entitled to certain benefits under various statutes. These benefits included the following:

     o For income tax purposes, ICICI's deposits and bonds were prescribed modes for investing and depositing surplus money by charitable and religious trusts. Since ICICI Bank is a scheduled bank, its deposits and bonds are also prescribed modes for investment by religious and charitable trusts.

     o The government of India had permitted non-government provident, superannuation and gratuity funds to invest up to 40.0% of their annual accretion of funds in bonds and securities issued by public financial institutions. Further, the trustees of these funds could at their discretion invest an additional 20.0% of such accretions in these bonds and securities. These funds can invest up to only 10.0% of their annual accretion in bonds and securities issued by private sector banks, such as ICICI Bank.

     o Indian law provides that a public financial institution cannot, except as provided by law or practice, divulge any information relating to, or to the affairs of, its customers. ICICI Bank has similar obligations relating to maintaining secrecy arising out of common law principles governing its relationship with its customers.

     o The Recovery of Debts Due to Banks and Financial Institutions Act, 1993 provides for establishment of debt recovery tribunals for recovery of debts due to any bank or public financial institution or to a consortium of banks and public financial institutions. Under this Act, the procedures for recoveries of debt were simplified and time frames were fixed for speedy disposal of cases. Upon establishment of the debt recovery tribunal, no court or other authority can exercise jurisdiction in relation to matters covered by this Act, except the higher courts in India in certain circumstances. This Act applies to banks as well as public financial institutions and therefore applies to ICICI Bank.

        ICICI's cessation as a public financial institution would have constituted an event of default under certain of ICICI's loan agreements related to its foreign currency borrowings. Prior to the amalgamation becoming effective, such event of default was waived by the respective lenders pursuant to the terms of such foreign currency borrowing agreements.

Income Tax Benefits

        As a banking company, ICICI Bank is entitled to certain tax benefits under the Indian Income-tax Act including the following:

     o ICICI Bank is allowed a deduction of up to 40.0% of its taxable business income derived from the business of long-term financing (defined as loans and advances extended for a period of not less than five years) which is transferred to a special reserve, provided that the total amount of this reserve does not exceed two times the paid-up share capital and general reserves. ICICI Bank is entitled to this benefit because it is a financial corporation. Effective fiscal 1998, if a special reserve is created, it must be maintained and if it is utilized, it is treated as taxable income in the year in which it is utilized.

     o ICICI Bank is entitled to a tax deduction on the provisioning towards bad and doubtful debts equal to 7.5% of ICICI Bank's total business income, computed before making any deductions permitted pursuant to the Indian Income-tax Act, to the extent of 10.0% of the aggregate average advances made by its rural branches computed in the manner prescribed. ICICI Bank has the option of claiming a deduction in respect of the provision made by it for any assets classified pursuant to the Reserve Bank of India's guidelines as doubtful or loss assets to the extent of 10.0% of the amount of such assets as on the last day of the year.

     o ICICI Bank is eligible to issue tax saving bonds approved in accordance with the provisions of the Indian Income-tax Act. The subscription to such bonds by certain categories of investors is a prescribed mode of investing for the purposes of availing of a tax rebate.

     o For income tax purposes, ICICI Bank's deposits and bonds are prescribed modes of investing and depositing surplus money by charitable and religious trusts.

     o The income of non-resident persons and persons not ordinarily resident in India, by way of interest on ICICI Bank's deposits in a foreign currency qualifying under section 10(15)(iv)(fa) is exempt from tax.

Regulations governing Insurance Companies

        ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company, the subsidiaries of ICICI Bank offering life insurance and non-life insurance respectively, are subject to the provisions of the Insurance Act, 1938 and the various regulations prescribed by the Insurance Regulatory and Development Authority. These regulations regulate and govern, among other things, registration as an insurance company, investment, licensing of insurance agents, advertising, sale and distribution of insurance products and services and protection of policyholders' interests. In May 2002, the Indian parliament approved the Insurance (Amendment) Act 2002, which facilitates the appointment of corporate agents by insurance companies and prohibits intermediaries and brokers from operating as surrogate insurance agents.

                               EXCHANGE CONTROLS

Restrictions on Conversion of Rupees

        There are restrictions on the conversion of rupees into dollars. Before February 29, 1992, the Reserve Bank of India determined the official value of the rupee in relation to a weighted basket of currencies of India's major trading partners. In the February 1992 budget, a new dual exchange rate mechanism was introduced by allowing conversion of 60.0% of the foreign exchange received on trade or current account at a market-determined rate and the remaining 40.0% at the official rate. All importers were, however, required to buy foreign exchange at the market rate except for certain specified priority imports. In March 1993, the exchange rate was unified and allowed to float. In February 1994 and again in August 1994, the Reserve Bank of India announced relaxations in payment restrictions in case of a number of transactions. Since August 1994, the government of India has substantially complied with its obligations owed to the International Monetary Fund, under which India is committed to refrain from using exchange restrictions on current international transactions as an instrument in managing the balance of payments. Effective July 1995, the process of current account convertibility was advanced by relaxing restrictions on foreign exchange for various purposes, such as foreign travel and medical treatment.

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

Restrictions on Sale of the Equity Shares underlying the ADSs and Repatriation of Sale Proceeds

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

        If the prior approval of the Reserve Bank of India has been obtained for the sale of the equity shares underlying the ADSs, then the sale proceeds may be remitted in terms of such an approval. However, if the equity shares underlying the ADSs are sold under the portfolio investment scheme then the sale proceeds may be remitted through an authorized dealer, without the approval of the Reserve Bank of India provided that the equity shares are sold on a recognized stock exchange through a registered stock broker and a no objection/ tax clearance certificate from the income-tax authority has been produced.

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

     o the number of shares so purchased shall not exceed the number of ADSs converted into underlying shares and shall be subject to sectoral caps as applicable; and

     o the non-resident investor, broker, custodian and the overseas depository comply with the provisions of the Scheme for Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme, 1993 and the guidelines issued thereunder by the government of India from time to time.

        On November 23, 2002, the government of India's Ministry of Finance issued Operative Guidelines for Disinvestment of Shares by the Indian Companies in the Overseas Market through the Issue of ADSs. Under these guidelines, the shareholders may divest their holdings in the overseas market through the mechanism of a sponsored ADS issue by the Indian company. The holdings which may be divested are holdings in Indian companies which are listed either in India or on an overseas exchange.

        The divestment process is initiated when the Indian company whose shares are being offered for divestment in the overseas market sponsors an ADS issue against the block of existing shares offered by the shareholders under these guidelines. Such ADS issues against existing shares offered for divestment must also comply with the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeover) Regulations, 1997, if the ADSs are cancelled and the underlying shares are to be registered with the company. Such divestment would result in foreign equity investment and would also need to conform to the foreign direct investment sectoral policy. All mandatory approvals including those under the Companies Act, 1956 and the approval of the Foreign Investment Promotion Board for foreign equity induction through the offer of existing shares would have to be obtained.

        The Reserve Bank of India has permitted Indian companies to retain abroad for any period, the funds raised through an issue of ADSs, in order to meet their future foreign exchange requirement. Further, pending repatriation or utilization, the Indian company may invest the foreign currency funds raised in:

     o deposits or certificates of deposit or other products offered by banks who have been rated not less than AA(-) by Standard and Poor's Ratings Service/Fitch IBCA or Aa3 by Moody's Investors Service;

     o    deposits with an overseas branch of an authorized dealer in India; and

     o treasury bills and other monetary instruments of one-year maturity having a minimum rating as indicated above.

        The Reserve Bank of India has permitted resident shareholders of Indian companies, who offer their shares for conversion to ADSs, to receive the sale proceeds in foreign currency. However, the conversion to such ADSs should have the approval of the Foreign Investment Promotion Board. Further, the sale proceeds received by residents are also permitted to be credited to their Exchange Earners' Foreign Currency/Resident Foreign Currency (Domestic) accounts or to their rupee accounts in India at their option.

                            MARKET PRICE INFORMATION

Equity Shares

        Our outstanding equity shares are currently listed and traded on the Chennai, Delhi, Kolkata and Vadodara Stock Exchanges, the Bombay Stock Exchange or the BSE and on the National Stock Exchange of India Limited or the NSE. We have received shareholder approval in our Annual General Meeting held on August 25, 2003 for the delisting of our equity shares from the Chennai, Delhi, Kolkata and Vadodara stock exchanges. At September 5, 2003, 613.2 million equity shares were outstanding. The prices for equity shares as quoted in the official list of each of the Indian stock exchanges are in Indian rupees.

        The following table shows:

     o the reported high and low closing prices quoted in rupees for our equity shares on the NSE; and

     o the reported high and low closing prices for our equity shares, translated into US dollars, based on the noon buying rate on the last business day of each period presented.

                                                                Price per equity share(1)
                                              -------------------------------------------------------------------------
                                                    High                  Low                 High                Low
                                              -------------------------------------------------------------------------
 Annual prices:
 Fiscal 1999.................................     Rs. 65.00           Rs. 20.75            US$ 1.53           US$ 0.49
 Fiscal 2000.................................        275.00               22.70                6.30               0.52
 Fiscal 2001.................................        279.65              189.70                5.97               4.05
 Fiscal 2002 ................................        193.50               66.75                3.96               1.37
 Fiscal 2003 ................................        161.75              110.55                3.40               2.32
 Quarterly prices:
 Fiscal 2002:
 First Quarter...............................        193.50              124.60                4.11               2.65
 Second Quarter..............................        140.00               66.75                2.92               1.39
 Third Quarter                                       114.55               71.50                2.37               1.48
 Fourth Quarter..............................        144.90               85.95                2.97               1.76
 Fiscal 2003:
 First Quarter...............................        161.75              111.70                3.31               2.27
 Second Quarter..............................        154.50              132.30                3.19               2.73
 Third Quarter                                       149.50              110.55                3.11               2.30
 Fourth Quarter..............................        149.95              132.65                3.15               2.79
 Fiscal 2004:
 First Quarter...............................        150.15              120.80                3.24               2.60
 Second Quarter (through September 5, 2003)..        187.60              145.10                4.09               3.16
 Monthly prices:
 March 2003..................................        149.85              132.90                3.15               2.80
 April 2003..................................        138.90              121.15                2.93               2.56
 May 2003....................................        138.80              120.80                2.95               2.57
 June 2003...................................        150.15              136.75                3.24               2.95
 July 2003...................................        163.20              145.10                3.54               3.14
 August 2003 ................................        183.70              147.15                4.00               3.21

 _______________
(1) Data from the NSE. The prices quoted on the BSE and other stock exchanges may be different.

        On September 5, 2003, the closing price of equity shares on the NSE was Rs. 182.9 equivalent to US$ 3.99 per equity share (US$ 7.98 per ADS on an imputed basis) translated at the noon buying rate of Rs. 45.88 per US$ 1.00 on September 5, 2003.

        At September 5, 2003, there were approximately 535,875 holders of record of equity shares, of which 123 had registered addresses in the United States and held an aggregate of approximately 104,692 equity shares.

ADSs

        Our ADSs, each representing two equity shares, were originally issued in March 2000 in a public offering and are listed and trade on the New York Stock Exchange under the symbol IBN. The equity shares underlying the ADSs have been listed on the Calcutta, Chennai, Delhi and Vadodara Stock Exchanges, the BSE and the NSE. We have received shareholder approval in our Annual General Meeting held on August 25, 2003 for the delisting of our equity shares from the Chennai, Delhi, Kolkata and Vadodara stock exchanges.

        At September 5, 2003, ICICI Bank had approximately 79.9 million ADSs, equivalent to 159.9 million equity shares, outstanding. At this date, there were 25 record holders of ICICI Bank's ADSs, all of which have registered addresses in the United States.

        The following table sets forth, for the periods indicated, the reported high and low closing prices on the New York Stock Exchange for the outstanding ICICI Bank ADSs traded under the symbol IBN.

                                                           Price per ADS
                                             -----------------------------------
                                                      High              Low
                                             -----------------------------------
 Fourth Quarter (from March 28, 2000).......         US$ 15.38       US$ 14.38
 Annual prices:
 Fiscal 2001................................             18.75            4.62
 Fiscal 2002................................              7.50            2.50
 Fiscal 2003................................              7.94            4.52
 Quarterly prices:
 Fiscal 2002:
 First Quarter..............................              7.50            5.00
 Second Quarter.............................              5.85            2.50
 Third Quarter..............................              5.30            2.80
 Fourth Quarter.............................              6.80            4.00
 Fiscal 2003:
 First Quarter..............................              8.31            4.89
 Second Quarter.............................              7.02            5.18
 Third Quarter..............................              6.68            4.52
 Fourth Quarter.............................              6.81            5.78
 Fiscal 2004:
 First Quarter..............................              6.95            4.95
 Second Quarter (through September 5, 2003).              9.90            6.91
 Monthly prices:
 March 2003.................................              6.81            5.94
 April 2003.................................              6.36            4.95
 May 2003...................................              6.42            5.10
 June 2003..................................              6.95            6.53
 July 2003..................................              8.33            6.91
 August 2003................................              9.90            7.70

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

        On November 23, 2002, the government of India's Ministry of Finance issued Operative Guidelines for Disinvestment of Shares by the Indian Companies in the Overseas Market through the Issue of ADSs. Under these guidelines, the shareholders may divest their holdings in the overseas market through the mechanism of a sponsored ADS issue by the Indian company. The holdings which may be divested are holdings in Indian companies which are listed either in India or on an overseas exchange.

        The divestment process is initiated when the Indian company whose shares are being offered for divestment in the overseas market sponsors an ADS issue against the block of existing shares offered by the shareholders under these guidelines. Such ADS issues against existing shares offered for divestment must also comply with the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeover) Regulations, 1997, if the ADSs are cancelled and the underlying shares are to be registered with the company. Such divestment would result in foreign equity investment and would also need to conform to the foreign direct investment sectoral policy. All mandatory approvals including those under the Companies Act, 1956 and the approval of the Foreign Investment Promotion Board for foreign equity induction through the offer of existing shares, would have to be obtained.

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

     o the number of shares so purchased shall not exceed the number of ADSs converted into underlying shares and shall be subject to sectoral caps as applicable; and

     o the non-resident investor, broker, custodian and the overseas depository comply with the provisions of the Scheme for Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme, 1993 and the guidelines issued thereunder by the government of India from time to time.

Under the foreign investment rules, the following are the applicable restrictions on foreign ownership:

     o Under the foreign direct investment scheme, foreign investors may own up to 49.0% of our equity shares subject to conformity with guidelines issued by the Reserve Bank of India from time to time.

     o Under the Issue of Foreign Currency Convertible Bonds and Equity Shares (Through Depositary Receipt Mechanism) Scheme, 1993, foreign investors may purchase ADSs or GDRs, subject to the receipt of all necessary government approvals at the time the depositary receipt program is set up.

     o Under the portfolio investment scheme, foreign institutional investors, subject to registration with the Securities and Exchange Board of India and the Reserve Bank of India, and non-resident Indians and overseas corporate bodies may hold in aggregate up to 49.0% of our paid-up equity capital, provided that (i) no single foreign institutional investor may own more than 10.0% of our total paid-up equity capital; and (ii) no single non-resident Indian or overseas corporate body may own more than 5.0% of our total paid-up equity capital.

        Pursuant to a circular dated November 29, 2001, the Reserve Bank of India notified that, as of that date, overseas corporate bodies are not permitted to invest under the portfolio investment scheme, though they may continue to hold investments that have already been made under the portfolio investment scheme until such time as these investments are sold on the stock exchange.

        ICICI Bank obtained the approval of the Foreign Investment Promotion Board for its ADS offering in March 2000 which was a foreign direct investment. The investments through the portfolio investment scheme in the secondary market in India by foreign institutional investors, non-resident Indians and overseas corporate bodies and investments through the foreign direct investment scheme are distinct schemes that are available concurrently. As of August 29, 2003, foreign investors owned approximately 66.7% of our equity in total, of which 26.1% was through the ADS program.

        As an investor in ADSs, you do not need to seek the specific approval from the government of India to purchase, hold or dispose of your ADSs. In the ADS offering, ICICI Bank obtained the approval of the government of India's Department of Company Affairs and the relevant stock exchanges.

        Equity shares which have been withdrawn from the depositary facility and transferred on ICICI Bank's register of shareholders to a person other than the depositary or its nominee may be voted by that person provided the necessary procedural requirements have been met. However, you may not receive sufficient advance notice of shareholder meetings to enable you to withdraw the underlying equity shares and vote at such meetings.

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

        You will be required to make a public offer to the remaining shareholders if you withdraw your equity shares from the ADS program and your direct or indirect holding in ICICI Bank exceeds 15.0% of our total equity under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeover) Regulations, 1997.

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

                                   DIVIDENDS


        Under Indian law, a company pays dividends upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. The shareholders have the right to decrease but not increase the dividend amount recommended by the board of directors. Dividends may be paid out of the company's profits for the fiscal year in which the dividend is declared or out of undistributed profits of prior fiscal years. ICICI Bank paid dividends consistently every year from fiscal 1996, the second year of its operations, to fiscal 2002. ICICI Bank paid the dividend for fiscal 2002 as an interim dividend during fiscal 2002 itself and accordingly there was no dividend outflow during fiscal 2003 in respect of dividends declared in fiscal 2002. For fiscal 2003, ICICI Bank declared a dividend, excluding dividend tax, of Rs. 7.50 (US$ 0.16) per equity share aggregating to Rs. 4.6 billion (US$ 967 million). We paid the dividend in August 2003.

        The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends paid out on the equity shares during the fiscal year by ICICI Bank, each exclusive of dividend tax. This may be different from the dividend declared for the year.

                                        Dividend per     Total amount of
                                        equity share     dividends paid
                                        ------------     --------------
                                                         (in millions)
Dividend paid during the fiscal year

1999 ...................................   Rs.  1.20        Rs.   162
2000 ...................................        1.20              198
2001 ...................................        1.50              247
2002(1) ................................        4.00(1)           881
2003....................................           -                -
______________
(1) Includes dividend of Rs. 2.00 per share declared for each of the fiscal years 2001 and 2002.

        Until May 1997, investors were required to pay tax on dividend income. From June 1997, dividend income was made tax-exempt. However, ICICI Bank was required to pay a 10.0% tax on distributed profits. From fiscal 1999, this tax rate rose to 11.0% because of a 10.0% surcharge imposed on all taxes by the government. For all distributions subsequent to May 2000, ICICI Bank was required to pay a 22.6% tax on distributed profits which included a 20.0% tax and a 13.0% surcharge on such tax. The tax rate was then reduced and ICICI Bank was required to pay a 10.2% tax on distributed profits for all distributions subsequent to May 2001, which included a 10.0% tax and a 2.0% surcharge on such tax. The government of India's budget for fiscal 2003 abolished this tax on distributed profits, but investors were required to pay tax on dividend income. The government of India's budget for fiscal 2004 has now exempted dividend income from being taxable in the hands of the investors. We are required to pay a 12.8% tax (including surcharge) on distributed profits.

        Future dividends will depend upon our revenues, cash flow, financial condition and other factors. Owners of ADSs will be entitled to receive dividends payable in respect of the equity shares represented by such ADSs. The equity shares represented by ADSs rank pari passu with existing equity shares. At present, ICICI Bank has equity shares issued in India and equity shares represented by ADSs.

        Pursuant to guidelines issued by the Securities and Exchange Board of India in February 2000, with respect to equity shares issued by us during a particular fiscal year, dividends declared and paid for such fiscal year are paid in full and are no longer prorated from the date of issuance to the end of such fiscal year.

        Before paying any dividend on its shares, ICICI Bank is required under the Indian Banking Regulation Act to write off all capitalized expenses (including preliminary expenses, organization expenses, share-selling commission, brokerage, amounts of losses incurred or any other item of expenditure not represented by tangible assets). Before declaring dividends, ICICI Bank is required to transfer at least 20.0% of the balance of profits of each year before payment of dividend to a reserve fund. The government of India may, however, on the recommendation of the Reserve Bank of India, exempt ICICI Bank from such a requirement. ICICI Bank requires prior approval from the Reserve Bank of India to pay a dividend of more than 25.0% of the par value of its shares. ICICI Bank also requires prior approval from the Reserve Bank of India to pay an interim dividend.

        For a description of the tax consequences of dividends paid to shareholders, see "Taxation -- Indian Tax -- Taxation of Distributions".

        The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends paid out on the equity shares during the year, each exclusive of dividend tax, for ICICI, prior to the amalgamation. This may be different from the dividend declared for the year.


                                               Dividend per    Total amount of
                                            equity share(1)     dividends paid
                                            ---------------     --------------
                                                                 (in millions)
 Dividend paid during the fiscal year

 1999....................................    Rs. 11.00            Rs. 2,618
 2000....................................        11.00                2,641
 2001....................................        11.00                3,505
 2002(2).................................        22.00(2)             8,639
_________________
(1) For fiscal 1999, 2000, 2001 and 2002, based on the exchange ratio of 1:2 in which shareholders of ICICI were issued shares of ICICI Bank, number of shares have been adjusted by dividing by two. Hence, these numbers are different from the numbers reported in last year's annual report on Form 20-F for fiscal 2002.
(2) Includes dividend of Rs. 11.00 per share declared for each of the fiscal years 2001 and 2002, both of which were paid during fiscal 2002.

                                    TAXATION

Indian Tax

        The following discussion of Indian tax consequences for investors in ADSs and equity shares received upon redemption of ADSs who are not resident in India whether of Indian origin or not is based on the provisions of the Indian Income-tax Act, 1961 (the "Income-tax Act"), including the special tax regime for ADSs contained in Section 115AC, which has been extended to cover additional ADSs that an investor may acquire in an amalgamation or restructuring of the company, and certain regulations implementing the Section 115AC regime. The Income-tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of the Section 115AC regime may be amended or modified by future amendments to the Income-tax Act.

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

        Residence

        For the purpose of the Income-tax Act, an individual is a resident of India during any fiscal year, if he (i) is in India in that year for 182 days or more or (ii) having been in India for a period or periods amounting in all to 365 days or more within the four years preceding that year, is in India for a period or periods amounting in all to 60 days or more in that year. The period of 60 days is substituted by 182 days in the case of an Indian citizen or person of Indian origin who being resident outside India comes on a visit to India during the financial year or an Indian citizen who leaves India for the purposes of his employment during the financial year. A company is resident in India in any fiscal year if it is registered in India or the control and management of its affairs is situated wholly in India in that year. A firm or other association of persons is resident in India except where the control and the management of its affairs are situated wholly outside India.

        Taxation of Distribution

        The dividend distributed by ICICI Bank is now subject to dividend distribution tax at 12.8125% under section 115 O in the hands of ICICI Bank consequent to dividends distributed by an Indian company being subject to dividend distribution tax after March 31, 2003. ICICI Bank, while making such distribution, will not be required to withhold any tax upon the distribution of the dividend. The dividend so paid is not taxable under section 115AC in the hands of the ADS holders.

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

        Subject to any relief under any relevant double taxation treaty, a gain arising on the sale of an equity share will generally give rise to a liability for Indian capital gains tax in the hands of the transferor. Such tax is required to be withheld at source. Where the equity share has been held for more than 12 months (measured from the date of advice of redemption of the ADS by the Depositary as specified below), the rate of tax is 10.00% (plus applicable surcharge). Where the equity share has been held for 12 months or less, the rate of tax varies and the gain will be subject to tax at normal rates of income-tax applicable to non-residents under the provisions of the Income-Tax Act, subject to a maximum of 40% (plus applicable surcharge) in the case of foreign companies. The actual rate depends on a number of factors, including without limitation the nature of the non-resident investor. During the period the underlying equity shares are held by non-resident investors on a transfer from the depository upon redemption, the provisions of the double taxation treaty entered into by the government of India with the country of residence of the non-resident investors will be applicable in the matter of taxation of any capital gain arising on a transfer of the equity shares. The double taxation treaty between the United States and India does not provide US residents with any relief from Indian tax on capital gains. However, set off of Indian taxes will be allowed in USA subject to the provisions of the treaty and applicable US Laws.

        For purposes of determining the amount of capital gains arising on a sale of an equity share for Indian tax purposes, the cost of acquisition of an equity share received upon redemption of an ADR will be the price of the share prevailing on the BSE or the NSE on the date on which the Depositary advises the custodian of such redemption, not the acquisition cost of the ADR being redeemed. The holding period of an equity share received upon redemption of an ADR will commence from the date of advice of redemption by the depositary.

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

        Stamp Duty

        Upon the issuance of the equity shares underlying the ADSs, we are required to pay a stamp duty of 0.1% per share of the issue price. A transfer of ADSs is not subject to Indian stamp duty. Normally, upon the acquisition of equity shares from the depositary in exchange for ADSs representing such equity shares in physical form, an investor would be liable for Indian stamp duty at the rate of 0.5% of the market value of the equity shares at the date of registration and the stamp duty applicable on re-materialization, which is same as stamp duty payable on the original subject to a maximum of Rs. 20/- per share. Similarly, a sale of equity shares in physical form by an investor would also be subject to Indian stamp duty at the rate of 0.5% of the market value of the equity shares on the trade date, although customarily such tax is borne by the transferee, that is, the purchaser. However, our equity shares are compulsorily deliverable in dematerialized form except for trades up to 500 shares only, which may be for delivery in physical form. Under Indian stamp law, no stamp duty is payable on the acquisition or transfer of equity shares in dematerialized form.

        Other Taxes

        At present, there are no taxes on wealth, gifts and inheritance which apply to the ADRs and underlying equity shares.

        Service Tax

        Brokerage paid to stockbrokers in connection with the sale or purchase of shares is through a recognised stock exchange in India subject to a service tax of 8% with effect from May 14, 2003. The stockbroker is responsible for collecting the service tax and paying it to the relevant authority.


United States Tax

        The following discussion describes certain US federal income tax consequences of the acquisition, ownership and sale of equity shares or ADSs that are generally applicable to US investors. For these purposes, you are an US investor if you are:

     1. a citizen or resident of the United States under US federal income tax laws;

     2. a corporation, or other entity taxable as a corporation, organized under the laws of the United States or of any political subdivision of the United States; or

     3. an estate or trust the income of which is includable in gross income for US federal income tax purposes regardless of its source.

        This discussion only applies to ADSs or equity shares that you own as capital assets.

        Please note that this discussion does not discuss all of the tax consequences that may be relevant in light of your particular circumstances. In particular, it does not address investors subject to special rules, including:

(1)  insurance companies;

(2)  tax-exempt entities;

(3)  dealers in securities;

(4)  financial institutions;

(5) persons who own the equity shares or ADSs as part of an integrated investment (including a straddle, hedging or conversion transaction) comprised of the ADS, and one or more other positions for tax purposes;

(6)  persons whose functional currency is not the US dollar; or

(7) persons who own, actually or constructively, 10.0% or more of ICICI Bank's voting stock.

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

        Taxation of Dividends

        Subject to the discussion under "Passive Foreign Investment Company Rules" below, dividends you receive on the ADSs or equity shares, other than certain pro rata distributions of equity shares or ADSs or rights to acquire equity shares or ADSs, will generally constitute foreign source dividend income for US federal income tax purposes. The amount of the dividend you will be required to include in income will equal the US dollar value of the rupees, calculated by reference to the exchange rate in effect on the date the payment is received by the depositary (in the case of ADS) or by you (in the case of equity shares) regardless of whether the payment is converted into US dollars. If you realize gain or loss on a sale or other disposition of rupees, it will be US source ordinary income or loss. You will not be entitled to claim a dividends-received deduction for dividends paid by ICICI Bank.

        Under recently enacted legislation, dividends received by non-corporate US holders on ADSs or ordinary shares may be subject to US federal income tax at lower rates than other types of ordinary income if certain conditions are met. You should consult your own tax advisor regarding the application of this new legislation to your particular circumstances.

        Taxation of Capital Gains

        Subject to the discussion under "Passive Foreign Investment Company Rules" below, you will recognize capital gain or loss for US federal income tax purposes on the sale or exchange of ADSs or equity shares in the same manner as you would on the sale or exchange of any other shares held as capital assets. The gain or loss will generally be US source income or loss. You should consult your own tax advisors about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

        Under certain circumstances as described under "Taxation - Indian Taxation - Taxation on Sale of Equity Shares or ADSs", you may be subject to Indian tax upon the disposition of equity shares. In such circumstances and subject to applicable limitations under the Code, you may elect to treat the gain as foreign source income and to credit the Indian tax against your US Federal income tax liability with respect to the gain.

        Passive Foreign Investment Company Rules

        Based upon proposed Treasury regulations, which are proposed to be effective for taxable years after December 31, 1994, and upon certain management estimates, ICICI Bank does not expect to be considered a passive foreign investment company for its most recent taxable year or in the foreseeable future. In general, a foreign corporation is a passive foreign investment company for any taxable year in which (i) 75.0% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50.0% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. ICICI Bank has based the expectation that it is not a passive foreign investment company on, among other things, provisions in the proposed regulations that provide that certain restricted reserves (including cash and securities) of banks are assets used in connection with banking activities and are not passive assets, as well as the composition of ICICI Bank's income and assets. Since there can be no assurance that the proposed regulations will be finalized in their current form and the manner of the application of the proposed regulations is not entirely clear, and the composition of ICICI Bank's income and assets will vary over time, there can be no assurance that ICICI Bank will not be considered a passive foreign investment company for any fiscal year.

        If ICICI Bank is treated as a passive foreign investment company for any year during your holding period and you have not made the mark-to-market election, as described below, you will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Upon a disposition of equity shares or ADSs, including, under certain circumstances, a disposition pursuant to an otherwise tax-free reorganization, gain recognized by you would be allocated ratably over your holding period for the ADS or equity share. The amounts allocated to the taxable year of the sale or other exchange and to any year before ICICI Bank became a passive foreign investment company would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or equity shares in excess of 125 per cent of the average of the annual distributions on ADSs or equity shares received by you during the preceding three years or your holding period, whichever is shorter, would be subject to taxation as described above.

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

        If you own shares or ADSs during any year in which ICICI Bank is a passive foreign investment company, you must file Internal Revenue Service Form 8621.

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

        The financial information in this annual report has been prepared in accordance with US GAAP, unless indicated otherwise. Our fiscal year, like ICICI Bank's and ICICI's fiscal year prior to the amalgamation, ends on March 31 of each year so all references to a particular fiscal year are to the year ended March 31 of that year. Our financial statements, including the notes to these financial statements, audited by KPMG, independent accountants, are set forth at the end of this annual report.

        The Statement on Financial Accounting Standard No. 141 on "Business Combinations", issued by the Financial Accounting Standards Board, requires that business combinations be accounted for in the period in which the combination is consummated. Accordingly, under US GAAP, the amalgamation has been reflected in the financial statements contained in this annual report for fiscal 2003, as it was consummated in April 2002. The effective date of the amalgamation for accounting purposes under US GAAP was April 1, 2002. Under US GAAP, the amalgamation was accounted for as a reverse acquisition. This means that ICICI was recognized as the accounting acquirer in the amalgamation, although ICICI Bank was the legal acquirer. Accordingly, the financial statements and other financial information contained in this annual report for fiscal 2002 and prior years, except where specifically stated otherwise, present the assets, liabilities and results of operations of ICICI.

        Under Indian GAAP, the amalgamation was accounted for on March 30, 2002, the Appointed Date specified in the Scheme of Amalgamation, with ICICI Bank being recognized as the accounting acquirer.

        As ICICI Bank is the surviving legal entity in the amalgamation, the other subsidiaries and affiliates of ICICI have become subsidiaries and affiliates of ICICI Bank.

        ICICI's consolidated subsidiaries for and at year-end fiscal 2002 and year-end fiscal 2001 did not include ICICI Bank. Effective March 10, 2001, ICICI Bank acquired Bank of Madura, an old private sector bank in India, in an all stock merger and, as a result, the ownership interest of ICICI was reduced from 62.2% to 55.6%. In addition, during March 2001, ICICI reduced its interest in ICICI Bank to 46% through sales of equity shares in the Indian secondary markets to institutional investors. As a result of the foregoing, ICICI Bank ceased to be one of ICICI's subsidiaries as of March 22, 2001 and was accounted for under the equity method of accounting from April 1, 2000, the beginning of the fiscal year in which ICICI's majority ownership interest in ICICI Bank was deemed to be temporary. ICICI Bank continues to be reported on a consolidated basis for the years ended March 31, 1999 and 2000. As a result, the financial statements for fiscal 2002 and 2001 are not strictly comparable with those for fiscal 2000 and 1999.

        The consolidation of ICICI's majority ownership interest in two insurance companies, ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited, in each of fiscal 2001 and 2002 has now been deemed inappropriate because of substantive participative rights retained by the minority shareholders. Accordingly, such investees are no longer consolidated but are accounted for by the equity method. Prior period financial statements have been restated and as a result, the financial statements for fiscal 2001 and 2002 contained in this annual report are not the same as those contained in our annual report for fiscal 2002. There is no resultant impact on net income or stockholders' equity for fiscal 2001 and 2002.

        Although we have translated in this annual report certain rupee amounts into dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated earlier in this annual report, or at all. Except in the section on "Market Price Information", all translations from rupees to dollars are based on the noon buying rate in the City of New York for cable transfers in rupees at March 28, 2003. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on March 28, 2003 was Rs. 47.55 per US$1.00.

                             ADDITIONAL INFORMATION

        Memorandum and Articles of Association

        Objects and Purposes

        Pursuant to Clause III. A. 1 of ICICI Bank's Memorandum of Association, ICICI Bank's main objective is to carry on the business of banking in any part of India or outside India.

        Directors' Powers

         ICICI Bank's directors' powers include the following:

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

        Change in Control Provisions

        Article 59 of the Articles of Association provides that the board of directors may at their discretion decline to register or acknowledge any transfer of shares in respect of shares upon which we have a lien. Moreover, the board of directors may refuse to register the transfer of any shares if the total nominal value of the shares or other securities intended to be transferred by any person would, together with the total nominal value of any shares held in ICICI Bank, exceed 1% of the paid up equity share capital of the merged entity or if the board of directors is satisfied that as a result of such transfer, it would result in the change in the board of directors or change in the controlling interest of ICICI Bank and that such change would be prejudicial to the interests of ICICI Bank. However, under the Indian Companies Act, the enforceability of such transfer restrictions is unclear.

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

Documents on Display

        The documents concerning us which are referred to herein may be inspected at the Securities and Exchange Commission ("SEC"). You may read and copy any document filed or furnished by us at the SEC's public reference rooms in Washington D.C., New York and Chicago, Illinois or obtain them by mail upon payment of prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information. The SEC also maintains a website at www.sec.gov, which contains, in electronic form, each of the reports and other information that we have filed electronically with the SEC. Information about ICICI Bank is also available on the web at www.icicibank.com.

Incorporation by Reference

        We incorporate by reference the information disclosed under "Description of Equity Shares" and "Description of the American Depositary Shares" in ICICI Bank's Registration Statement on Form F-1 (File No. 333-30132).

                   Index to Consolidated Financial Statements

Contents                                                                    Page

Independent auditors' report............................................... F-2

Consolidated balance sheets................................................ F-3

Consolidated statements of operations...................................... F-4

Consolidated statements of stockholders' equity and other
  comprehensive income..................................................... F-6

Consolidated statements of cash flows...................................... F-7

Notes to the consolidated financial statements............................. F-9

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
ICICI Bank Limited

     We have audited the accompanying consolidated balance sheets of ICICI Bank Limited and subsidiaries as of March 31, 2002 and 2003, and the related consolidated statements of operations, stockholders' equity and other comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICICI Bank Limited and subsidiaries as of March 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 1 to the consolidated financial statements, effective April 1, 2001, the Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets and SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. As discussed in Note 1 to the consolidated financial statements, effective October 1, 2002, the Company adopted the provisions of SFAS No. 147, Acquisitions of Certain Financial Institutions, retroactive to April 1, 2001, the adoption date of SFAS No. 142.

     The United States dollar amounts are presented in the accompanying consolidated financial statements solely for the convenience of the readers and have been translated into United States dollar on the basis described in Note 1 to the consolidated financial statements.



Mumbai, India                                                             KPMG
June 28, 2003

ICICI Bank Limited and subsidiaries

Consolidated balance sheets
In millions, except share data

                                                                                                                     Convenience
                                                                                                                     translation
                                                                                                                       into US$,
                                                                                                                 ---------------
                                                                                        As of March 31,          As of March 31,
                                                                                 ----------------------------    ---------------
                                                                                       2002(1)           2003               2003
                                                                                 -------------  -------------    ---------------
                                                                                                                     (unaudited)
Assets
Cash and cash equivalents ...................................................... Rs.    41,476  Rs.    72,453      US$     1,524
Trading assets .................................................................        42,376         39,634                834
Securities:
   Available for sale ..........................................................        47,857        267,499              5,626
   Non-readily marketable equity securities ....................................         8,268          9,418                198
   Venture capital investments .................................................         3,921          3,704                 78
Investments in affiliates ......................................................        10,086          2,615                 55
 Loans, net of allowance for loan losses, security deposits and
   unearned income .............................................................       523,601        630,421             13,258
Customers' liability on acceptances ............................................         4,783         43,252                910
Property and equipment, net ....................................................        12,577         21,215                446
Assets held for sale ...........................................................         2,029          2,306                 48
Goodwill .......................................................................         2,250          4,787                101
Intangible assets, net .........................................................             -          5,118                107
Deferred tax assets ............................................................         7,295          6,423                135
Interest and fees receivable ...................................................         9,482         12,472                262
Other assets ...................................................................        27,361         58,946              1,240
                                                                                 -------------  -------------      -------------
Total assets ................................................................... Rs.   743,362  Rs. 1,180,263      US$    24,822
                                                                                 =============  =============      =============

Liabilities
Interest bearing deposits ......................................................         7,380        456,051              9,591
Non-interest bearing deposits ..................................................             -         35,239                741
Trading liabilities ............................................................        17,105         26,086                549
Short-term borrowings ..........................................................        70,804         42,095                885
Bank acceptances outstanding ...................................................         4,783         43,252                910
Long-term debt .................................................................       511,458        400,812              8,429
Redeemable preferred stock .....................................................           772            853                 18
Other borrowings ...............................................................         5,787              -                  -
Taxes and dividends payable ....................................................        11,050         16,880                355
Deferred tax liabilities .......................................................         1,144            460                  9
Other liabilities ..............................................................        41,471         66,198              1,392
                                                                                 -------------  -------------      -------------
Total liabilities ..............................................................       671,754      1,087,926             22,879
                                                                                 =============  =============      =============

Commitments and contingencies (Note 29)

Minority interest ..............................................................           260            124                  3

Stockholders' equity:
Common stock at Rs. 10 par value: 800,000,000 and 1,550,000,000  shares authorized as of March 31, 2002 and 2003; Issued and outstanding
   392,672,724 and 613,034,404 shares as of March 31, 2002 and 2003,
   respectively ................................................................         3,922          6,127                129
Additional paid-in capital .....................................................        42,036         64,863              1,364
Retained earnings ..............................................................        26,229         18,246                384
Deferred compensation ..........................................................            (7)             -                  -
Accumulated other comprehensive income .........................................          (832)         2,977                 63
                                                                                 -------------  -------------      -------------
Total stockholders' equity .....................................................        71,348         92,213              1,940
                                                                                 -------------  -------------      -------------
Total liabilities and stockholders' equity ..................................... Rs.   743,362  Rs. 1,180,263      US$    24,822
                                                                                 =============  =============      =============

See accompanying notes to the consolidated financial statements.

1) As restated for reverse acquisition and adoption of SFAS No. 147

ICICI Bank Limited and subsidiaries

Consolidated statements of operations
In millions, except share data

                                                                                                           Convenience
                                                                                                           translation
                                                                                                              into US$
                                                                                                           -----------
                                                                                                            Year ended
                                                                          Year ended March 31,               March 31,
                                                              -----------------------------------------    -----------
                                                                  2001(1)        2002(2)           2003           2003
                                                              -----------    -----------    -----------    -----------
                                                                                                            (unaudited)
Interest and dividend income
Interest and fees on loans ................................   Rs.  75,272    Rs.  75,237    Rs.  75,080    US$   1,579
Interest and dividends on securities ......................           499          1,447         17,022            358
Interest and dividends on trading assets ..................         2,837          1,715          2,754             58
Interest on balances and deposits with banks ..............           910            368          1,151             24
Other interest income .....................................           586            100          2,096             44
                                                              -----------    -----------    -----------    -----------
Total interest and dividend income ........................        80,104         78,867         98,103          2,063
                                                              -----------    -----------    -----------    -----------

Interest expense
Interest on deposits ......................................           490            744         26,033            547
Interest on long-term debt ................................        56,830         59,798         48,163          1,013
Interest on short-term borrowings .........................         9,123          7,717          3,829             81
Interest on trading liabilities ...........................         1,446            911          3,114             65
Other interest expense ....................................             4            350          2,069             44
                                                              -----------    -----------    -----------    -----------
Total interest expense ....................................        67,893         69,520         83,208          1,750
                                                              -----------    -----------    -----------    -----------
Net interest income .......................................        12,211          9,347         14,895            313
Provision for loan losses .................................         9,892          9,743         19,649            413
                                                              -----------    -----------    -----------    -----------

Net interest income/ (loss) after provision for loan
   losses .................................................         2,319           (396)        (4,754)          (100)
Non-interest income
Fees, commission and brokerage ............................         5,317          4,703          5,722            120
Net gain on trading activities ............................           847          2,442          3,075             65
Net gain/(loss) on venture capital investments ............            62           (316)        (1,278)           (27)
Net gain/(loss) on other securities .......................        (1,776)        (3,256)           956             20
Net gain on sale of loans and credit substitutes ..........           705          1,979          2,795             59
Foreign exchange income/(loss) ............................          (108)            78             92              2
Software development and services .........................           701           1493          1,062             22
Gain on sale of stock of subsidiaries/affiliates ..........         2,507            165              -              -
Gain/(loss) on sale of property and equipment .............           (31)            29             16              -
Rent ......................................................           413            310            117              2
Other non-interest income .................................           606            521            696             15
                                                              -----------    -----------    -----------    -----------
Total non-interest income .................................         9,243          8,148         13,253            278
                                                              -----------    -----------    -----------    -----------

Non-interest expense
Salaries and employee benefits ............................         1,877          2,980          5,383            113
General and administrative expenses .......................         3,342          4,616         12,581            264
Amortization of goodwill and intangible assets ............           260              -            645             13
                                                              -----------    -----------    -----------    -----------
Total non-interest expense ................................         5,479          7,596         18,609            390
                                                              -----------    -----------    -----------    -----------

Income/(loss) before equity in earning/(loss) of
   affiliates, minority interest, income taxes and
   cumulative effect of accounting changes ................         6,083            156        (10,110)          (212)

Equity in earning/(loss) of affiliates ....................           735            294           (958)           (20)
Minority interest .........................................             1             83             24              -
                                                              -----------    -----------    -----------    -----------
Income/(loss) before income taxes and cumulative effect
   of accounting changes ..................................         6,819            533        (11,044)          (232)
Income tax (expense)/benefit ..............................          (189)          (251)         3,061             64
                                                              -----------    -----------    -----------    -----------
Income/(loss) before cumulative effect of accounting
   changes ................................................         6,630            282         (7,983)          (168)
Cumulative effect of accounting changes, net of tax .......             -          1,265              -              -
                                                              -----------    -----------    -----------    -----------
Net income/(loss) .........................................   Rs.   6,630    Rs.   1,547    Rs.  (7,983)   US$    (168)
                                                              ===========    ===========    ===========    ===========

ICICI Bank Limited and subsidiaries

Consolidated statements of operations
In millions, except share data

                                                                                                   Convenience
                                                                                                   translation
                                                                                                      into US$
                                                                                                   -----------
                                                                                                    Year ended
                                                                  Year ended March 31,               March 31,
                                                        ---------------------------------------    -----------
                                                            2001(1)       2002(2)          2003           2003
                                                        -----------   -----------   -----------    -----------
                                                                                                    (unaudited)
Earnings per equity share: Basic (Rs.)
Net income/ (loss) before cumulative effect of
   accounting changes ...............................   Rs.   16.88   Rs.    0.72   Rs.  (14.18)   US$   (0.30)
Cumulative effect of accounting changes .............             -          3.22             -              -
                                                        -----------   -----------   -----------    -----------
Net income/ (loss) ..................................         16.88          3.94        (14.18)         (0.30)

Earnings per equity share: Diluted (Rs.)
Net income/ (loss) before cumulative effect of
   accounting changes ...............................   Rs.   16.81   Rs.    0.72   Rs.  (14.18)   US$   (0.30)
Cumulative effect of accounting changes .............             -          3.22             -              -
                                                        -----------   -----------   -----------    -----------
Net income/(loss) ...................................         16.81          3.94        (14.18)         (0.30)

Weighted average number of equity shares used in
   computing earnings per equity share (millions)
Basic ...............................................           393           393           563            563
Diluted .............................................           393           393           563            563

See accompanying notes to the consolidated financial statements.

1) Restated for reverse acquisition.

2) Restated for reverse acquisition and adoption of SFAS No. 147.

ICICI Bank Limited and subsidiaries

Consolidated statements of stockholders' equity and other comprehensive income In millions, except share data

                                                                      Common stock                    Treasury Stock
                                                             -------------------------------    ----------------------------
                                                             No. of shares(1)         Amount    No. of shares         Amount
                                                             ----------------    -----------    -------------    -----------
Balance as of March 31, 2000 .................................    392,655,774     Rs.  7,832        Rs.    -        Rs.    -
------------------------------------------------------------------------------------------------------------------------------
Effect of reverse acquisition on capital structure ...........              -         (3,926)              -               -
Common stock issued on exercise of stock options .............         16,250              -               -               -
Amortization of compensation .................................              -              -               -               -
Increase in carrying value on direct issuance of
   stock by subsidiary .......................................              -              -               -               -
Tax effect of increase in carrying value on direct
   issuance of stock by subsidiary ...........................              -              -               -               -
Comprehensive income
   Net income ................................................              -              -               -               -
   Net unrealized gain/(loss) on securities, net of
   realization ...............................................              -              -               -               -
   Translation adjustments ...................................              -              -               -               -

Comprehensive income/ (loss) .................................

Cash dividends declared (Rs. 1 per common share) .............              -              -               -               -
Other ........................................................              -             16               -               -
------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2001 .................................    392,672,024     Rs.  3,922               -               -
------------------------------------------------------------------------------------------------------------------------------
Common stock issued on exercize of stock options .............            700              -               -               -
Amortization of compensation .................................              -              -               -               -
Comprehensive income
Net income ...................................................              -              -               -               -
Net unrealized gain/(loss) on securities, net of realization .              -              -               -               -
Translation adjustments ......................................              -              -               -               -

Comprehensive income/(loss) ..................................

Cash dividends declared (Rs. 11 per common share) ............              -              -               -               -
------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2002(2) ..............................    392,672,724     Rs.  3,922               -               -
------------------------------------------------------------------------------------------------------------------------------
Common stock issued on reverse acquisition ...................    118,962,731          1,190               -               -
Fair value of stock options assumed on reverse acquisition ...                                             -               -
Treasury stock arising due to reverse acquisition ............    101,395,949                   (101,395,949)         (8,204)
Sale of  treasury stock ......................................              -          1,015     101,395,949           8,204
Common stock issued on exercise of stock options .............          3,000              -               -               -
Increase in carrying value on direct issuance of stock by
    subsidiary ...............................................              -              -               -               -
Amortization of compensation .................................              -              -               -               -
Comprehensive income
Net income/ (loss) ...........................................              -              -               -               -
Net unrealized gain/(loss) on securities, net of realization .              -              -               -               -
Translation adjustments ......................................              -              -               -               -

Comprehensive income/ (loss) .................................                             -               -               -

------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2003 .................................    613,034,404     Rs.  6,127        Rs.    -        Rs.    -
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2003 (US$)  (unaudited) ..............                           129               -               -
------------------------------------------------------------------------------------------------------------------------------

                                                                                                                 Accumulated
                                                                                                                       Other
                                                                  Additional                                   Comprehensive
                                                                     Paid-In        Retained         Deferred        Income,
                                                                     Capital        Earnings     Compensation     Net of Tax
                                                                ------------    ------------     ------------  -------------
Balance as of March 31, 2000 .................................   Rs.  37,347     Rs.  28,338       Rs.   (70)    Rs. (2,539)
-----------------------------------------------------------------------------------------------------------------------------
Effect of reverse acquisition on capital structure ...........         3,926               -               -              -
Common stock issued on exercise of stock options .............             3               -               -              -
Amortization of compensation .................................             -               -              37              -
Increase in carrying value on direct issuance of
   stock by subsidiary .......................................         1,242               -               -              -
Tax effect of increase in carrying value on direct
   issuance of stock by subsidiary ...........................          (605)              -               -              -
Comprehensive income
   Net income ................................................             -           6,630               -              -
   Net unrealized gain/(loss) on securities, net of
   realization ...............................................             -               -               -         (1,674)
   Translation adjustments ...................................             -               -               -             14

Comprehensive income/ (loss) .................................

Cash dividends declared (Rs. 1 per common share) .............             -            (772)              -              -
Other ........................................................           123               -               -              -
-----------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2001 .................................   Rs.  42,036     Rs.  34,196       Rs.   (33)    Rs. (4,199)
-----------------------------------------------------------------------------------------------------------------------------
Common stock issued on exercize of stock options .............             -               -               -              -
Amortization of compensation .................................             -               -              26              -
Comprehensive income
Net income ...................................................             -           1,547               -              -
Net unrealized gain/(loss) on securities, net of realization .             -               -               -          3,283
Translation adjustments ......................................             -               -               -             84

Comprehensive income/(loss) ..................................

Cash dividends declared (Rs. 11 per common share) ............             -          (9,514)              -              -
-----------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2002(2) ..............................   Rs.  42,036     Rs.  26,229       Rs.    (7)    Rs.   (832)
-----------------------------------------------------------------------------------------------------------------------------
Common stock issued on reverse acquisition ...................        10,838               -               -              -
Fair value of stock options assumed on reverse acquisition ...           409               -               -              -
Treasury stock arising due to reverse acquisition ............         8,204               -               -              -
Sale of  treasury stock ......................................         3,336               -               -              -
Common stock issued on exercise of stock options .............             -               -               -              -
Increase in carrying value on direct issuance of stock by
    subsidiary ...............................................            40               -               -              -
Amortization of compensation .................................             -               -               7              -
Comprehensive income
Net income/ (loss) ...........................................             -          (7,983)              -              -
Net unrealized gain/(loss) on securities, net of realization .             -               -               -          3,731
Translation adjustments ......................................             -               -               -             78

Comprehensive income/ (loss) .................................             -               -               -              -

-----------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2003 .................................   Rs.  64,863     Rs.  18,246       Rs.     -     Rs.  2,977
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2003 (US$)  (unaudited) ..............         1,364             384               -             63
-----------------------------------------------------------------------------------------------------------------------------

                                                                         Total
                                                                Stockholders's
                                                                        Equity
                                                                --------------
Balance as of March 31, 2000 .................................      Rs. 70,908
-------------------------------------------------------------------------------
Effect of reverse acquisition on capital structure ...........               -
Common stock issued on exercise of stock options .............               3
Amortization of compensation .................................              37
Increase in carrying value on direct issuance of
   stock by subsidiary .......................................           1,242
Tax effect of increase in carrying value on direct
   issuance of stock by subsidiary ...........................            (605)
Comprehensive income
   Net income ................................................           6,630
   Net unrealized gain/(loss) on securities, net of
   realization ...............................................          (1,674)
   Translation adjustments ...................................              14
                                                                    ----------
Comprehensive income/ (loss) .................................           4,970
                                                                    ----------
Cash dividends declared (Rs. 1 per common share) .............            (772)
Other ........................................................             139
-------------------------------------------------------------------------------
Balance as of March 31, 2001 .................................      Rs. 75,922
-------------------------------------------------------------------------------
Common stock issued on exercize of stock options .............               -
Amortization of compensation .................................              26
Comprehensive income
Net income ...................................................           1,547
Net unrealized gain/(loss) on securities, net of realization .           3,283
Translation adjustments ......................................              84
                                                                    ----------
Comprehensive income/(loss) ..................................           4,914
                                                                    ----------
Cash dividends declared (Rs. 11 per common share) ............          (9,514)
-------------------------------------------------------------------------------
Balance as of March 31, 2002(2) ..............................      Rs. 71,348
-------------------------------------------------------------------------------
Common stock issued on reverse acquisition ...................          12,028
Fair value of stock options assumed on reverse acquisition ...             409
Treasury stock arising due to reverse acquisition ............               -
Sale of  treasury stock ......................................          12,555
Common stock issued on exercise of stock options .............               -
Increase in carrying value on direct issuance of stock by
    subsidiary ...............................................              40
Amortization of compensation .................................               7
Comprehensive income
Net income/ (loss) ...........................................          (7,983)
Net unrealized gain/(loss) on securities, net of realization .           3,731
Translation adjustments ......................................              78
                                                                    ----------
Comprehensive income/ (loss) .................................          (4,174)
                                                                    ----------
-------------------------------------------------------------------------------
Balance as of March 31, 2003 .................................      Rs. 92,213
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Balance as of March 31, 2003 (US$)  (unaudited) ..............           1,940
-------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

1) Restated for reverse acquisition.

2) Restated for reverse acquisition and adoption of SFAS No. 147.

ICICI Bank Limited and subsidiaries

Consolidated statements of cash flows
In millions, except share data

                                                                                                              Convenience
                                                                                                              translation
                                                                                                                 into US$
                                                                                                             ------------
                                                                                                               Year ended
                                                                         Year ended March 31,                   March 31,
                                                             --------------------------------------------    ------------
                                                                     2001         2002(1)            2003            2003
                                                             ------------    ------------    ------------    ------------
                                                                                                               (unaudited)
Operating activities
Net income/(loss) ........................................    Rs.   6,630     Rs.   1,547    Rs.   (7,983)      US$  (168)
Adjustments to reconcile net income to net cash (used
   in)/provided by operating activities:
   Provision for loan and other credit losses ............          9,892          10,532          19,649             413
   Depreciation ..........................................            663             786           2,438              51
   Amortization ..........................................          1,180           1,193           5,815             122
   Deferral of discounts and expenses on borrowings ......          1,213           1,307             607              13
   Deferred income tax ...................................         (4,339)         (3,245)         (4,348)            (91)
   Unrealized loss/(gain)on trading securities ...........            136             (80)           (117)             (2)
   Unrealized loss on venture capital investments ........              -             300           1,278              27
   Other than temporary decline in value of other
     securities ..........................................          1,835           3,480           2,098              44
   Unrealized loss/ (gain)on derivative transactions .....              -             190          (1,009)            (21)
   Undistributed equity in earning/(loss) of affiliates ..           (735)             (9)            958              20
   Minority interest .....................................             (1)            (83)            (24)             (1)
   (Gain)/loss on sale of property and equipment, net ....             31             (29)            (16)              -
   (Gain)/loss on sale of securities available for sale ..           (121)           (349)           (956)            (20)
   Gain on sale of subsidiary's stock ....................         (2,507)           (165)              -               -
   Gain on sale of loans .................................           (705)          (1979)         (2,795)            (59)
   Cumulative effect of accounting changes, net of tax ...              -          (1,265)              -               -
   Change in assets and liabilities
     Trading account assets ..............................         10,153         (23,421)         29,944             630
     Interest and fees receivable ........................           (107)          3,583          (2,990)            (63)
     Other assets ........................................         (2,389)        (12,783)        (34,295)           (721)
     Trading account liabilities .........................         (4,857)          4,352         (13,656)           (287)
     Taxes payable .......................................         (1,302)            552           5,830             122
     Other liabilities ...................................            879          14,422           4,663              98
                                                             ------------    ------------    ------------    ------------
Net cash provided by operating activities ................         15,549          (1,164)          5,091             107
                                                             ------------    ------------    ------------    ------------
Investing activities
Purchase of held to maturity securities ..................           (861)              -               -               -
Purchase of  available for sale securities ...............         (5,230)        (68,043)       (717,765)        (15,095)
Purchase of venture capital investments ..................         (4,094)           (504)         (1,268)            (27)
Purchase of non-readily marketable equity securities .....              -          (2,015)         (1,150)            (24)
Proceeds from sale of held to maturity securities ........              -             640               -               -
Proceeds from sale of available for sale securities ......          1,756          28,512         684,769          14,401
Proceeds from sale of venture capital investments ........              -              53             207               4
Proceeds from sale of non-readily marketable equity
   securities ............................................            148             183               -               -
Proceeds from sale of subsidiary's stock .................          4,075             302               -               -
Origination of loans, net ................................        (97,868)         69,439         (56,243)         (1,183)
Purchase of property and equipment .......................         (3,785)         (1,701)         (6,943)           (146)
Proceeds from sale of property and equipment .............            145             128             504              11
Investments in affiliates ................................         (1,161)         (1,159)         (1,691)            (36)
Payment for business acquisition, net of cash acquired ...         (1,950)           (143)         98,487           2,071
                                                             ------------    ------------    ------------    ------------
Net cash (used in)/provided by investing activities ......       (108,825)         25,692          (1,093)            (24)
                                                             ------------    ------------    ------------    ------------

ICICI Bank Limited and subsidiaries

Consolidated statements of cash flows
In millions, except share data

                                                                                                                     Convenience
                                                                                                                     translation
                                                                                                                        into US$
                                                                                                                    ------------
                                                                                                                      Year ended
                                                                                Year ended March 31,                   March 31,
                                                                    --------------------------------------------    ------------
                                                                            2001         2002(1)            2003            2003
                                                                    ------------    ------------    ------------    ------------
                                                                                                                      (unaudited)
Financing activities
Increase in deposits, net .......................................    Rs.   8,050     Rs.   1,308     Rs. 158,290      US  $3,329
Proceeds/ Repayment  from short-term
   borrowings, net ..............................................         21,204         (28,852)        (30,118)           (633)
Proceeds from other borrowings ..................................              -           5,787               -               -
Proceeds from issuances of long-term debt .......................        182,015         158,905          10,631             224
Repayment of long-term debt .....................................       (112,047)       (142,019)       (124,979)         (2,628)
Redemption of redeemable preferred stock ........................         (9,577)              -               -               -
Proceeds from issuance of common stock ..........................            142               -          13,155             277
Proceeds from issuance of common stock
   by subsidiary ................................................            465             390               -               -
Cash dividends paid .............................................           (775)         (9,514)              -               -
                                                                    ------------    ------------    ------------    ------------
Net cash provided by/(used in) financing activities .............         89,477         (13,995)         26,979             569
                                                                    ------------    ------------    ------------    ------------
Effect of de-consolidation of subsidiary on cash
   and cash equivalents .........................................        (36,361)              -               -               -
                                                                    ------------    ------------    ------------    ------------
Effect of exchange rate on cash and cash equivalents ............            (14)            (14)              -               -
                                                                    ------------    ------------    ------------    ------------
Net increase/(decrease) in cash and cash equivalents ............        (40,174)         10,519          30,977             652
Cash and cash equivalents at the beginning of
   the year .....................................................         71,131          30,957          41,476             872
                                                                    ------------    ------------    ------------    ------------
Cash and cash equivalents at the end of the year ................    Rs.  30,957     Rs.  41,476     Rs.  72,453      US  $1,524
                                                                    ============    ============    ============    ============


Supplementary information:
Cash paid for:
   Interest .....................................................    Rs.  57,144     Rs.  66,587     Rs.  86,143      US$  1,812
   Taxes ........................................................          2,919           4,505           1,027              22
Non-cash items:
   Foreclosed assets ............................................          2,024           1,188             673              14
   Conversion of loan to equity shares ..........................          1,982           1,586           4,495              95
   Transfer of securities from held to maturity category
     to available for sale category .............................              -             866               -               -
   Change in unrealized gain/(loss) on securities available
     for sale, net ..............................................         (1,674)          3,283           5,205             109
   Acquisitions
   Fair value of net assets acquired, excluding cash and
     cash equivalents ...........................................              -               -         (37,948)            798
   Shares issued ................................................              -               -     118,965,731               -
   Treasury stock ...............................................              -               -           8,204             173

See accompanying notes to the consolidated financial statements.

1) Restated for reverse acquisition and adoption of SFAS No. 147

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements


1.   Significant accounting policies

Overview

     ICICI Bank Limited (ICICI Bank) together with its subsidiaries and affiliates (collectively, the Company) is a diversified financial services group providing a variety of banking and financial services including project and corporate finance, working capital finance, venture capital finance, investment banking, treasury products and services, retail banking, broking and insurance. Further, the Company has an interest in the software development and services business. The Company is headquartered in Mumbai, India.

     Effective April 1, 2002, ICICI Bank (which for periods prior to April 1, 2002 is referred to as the `acquiree') and ICICI Limited (ICICI) consummated a transaction whereby shareholders of ICICI were issued shares of the acquiree in the ratio of 1:2. The transaction has been treated as a reverse acquisition for financial reporting purposes with ICICI (the `acquirer') as the accounting acquirer and is further discussed in Note 3.

     The consolidated balance sheet as of March 31, 2002, and the consolidated statements of operations, cash flows and stockholders' equity and other comprehensive income for the year ended March 31, 2001 and 2002, presented herein, are those of the acquirer, even though the acquiree is the surviving legal entity subsequent to the reverse acquisition. As such, as further described in Note 2, they include the acquirer's less than majority ownership interest in the acquiree accounted for by the equity method.

Principles of consolidation

     The consolidated financial statements include the accounts of ICICI Bank and all of its subsidiaries, which are more than 50% owned and controlled. All significant inter company accounts and transactions are eliminated on consolidation. The Company accounts for investments in common stock of affiliates by the equity method where its investment in the voting stock gives it the ability to exercise significant influence over the investee.

     The consolidation of the Company's majority ownership interest in two insurance companies acquired in each of fiscal 2001 and 2002 has now been deemed inappropriate because of substantive participative rights retained by the minority shareholders. Accordingly, such investees are no longer consolidated but are accounted for by the equity method. Prior period financial statements have been restated with no resultant impact on net income or stockholders' equity.

Basis of preparation

     The accounting and reporting policies of the Company used in the preparation of these consolidated financial statements reflect general industry practices and conform to generally accepted accounting principles in the United States (US GAAP).

     The preparation of consolidated financial statements in conformity with US GAAP requires that management makes estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported income and expense for the reporting period. The Company makes estimates for valuation of derivatives and securities, where no ready market exists, determining the level of allowance for loan losses and assessing recoverability of goodwill, intangible assets and deferred tax assets. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. The actual results could differ from these estimates.

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements


Foreign currencies

     The consolidated financial statements are reported in Indian rupees (Rs.), the national currency of India. The functional currency of each entity within the Company is its respective local currency.

     The assets and liabilities of the Company's foreign operations are translated into Indian rupees at current exchange rates, and revenues and expenses are translated at average exchange rates for the year. Resulting translation adjustments are reflected as a component of accumulated other comprehensive income.

     Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

     Solely for the convenience of the readers, the financial statements as of and for the year ended March 31, 2003, have been translated into United States dollar at the noon buying rate in New York City on March 28, 2003, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve of New York of US$ 1 = Rs. 47.55. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other certain rate on March 31, 2003, or at any other certain date.

Revenue recognition

     Interest income is accounted on an accrual basis except in respect of impaired loans, where it is recognized on a cash basis. Income from leasing and hire purchase operations is accrued in a manner to provide a fixed rate of return on outstanding investments.

     Fees from activities such as investment banking, loan syndication and financial advisory services are accrued based on milestones specified in the customer contracts. Fees for guarantees and letters of credit are amortized over the contracted period of the commitment.

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

Cash equivalents

     The Company considers all highly liquid investments, which are readily convertible into cash and have contractual maturities of three months or less from the date of purchase, to be cash equivalents. The carrying value of cash equivalents approximates fair value.

Securities and trading activities

     The Company classifies investments in debt and readily marketable equity securities, other than investments held by certain venture capital subsidiaries, into two categories based upon management's intention at the time of purchase: trading securities and securities available for sale. Realized gains and losses on the sale of securities are recorded at the time of sale. For computing realized gains and losses on securities, the cost is ascertained using the First-In-First-Out Method.

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements


     As more fully explained in Note 6, the Company no longer classifies investments in debt securities as held to maturity, due to sale of certain held to maturity securities during the year ended March 31, 2002.

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

     Securities not classified as trading securities are classified as available for sale. These include securities used as part of the Company's asset liability management strategy, which may be sold in response to changes in interest rates, prepayment risk, liquidity needs and similar factors. Securities available for sale are recorded at fair value with unrealized gains and losses recorded, net of tax, as a component of accumulated other comprehensive income.

     Equity securities, which are traded on a securities exchange within six months of the balance sheet date are considered as publicly traded. The last quoted price of such securities is taken as their fair value. Non-readily marketable equity securities for which there is no readily determinable fair value are recorded at cost.

     Securities on which there is an unrealized loss that is deemed to be other than temporary are written down to fair value with the loss recorded in non-interest income as a loss on other securities. Other than temporary decline is identified by management based on an evaluation of all significant factors including the length of time and the extent to which the fair value has been less than the cost, the financial condition and prospects of the issuer and the extent and ability of the Company to retain the investment for a period of time sufficient to allow for any probable recovery in fair value.

     Securities acquired through conversion of loans in a troubled debt restructuring are recorded at the fair value on the date of conversion and subsequently accounted for as if acquired for cash.

     The Company's venture capital subsidiaries carry their investments at fair value, with changes in fair value recognized in gain/loss on venture capital investments. The fair values of publicly traded venture capital investments are generally based upon quoted market prices. In certain situations, including thinly traded securities, large-block holdings, restricted shares or other special situations, the quoted market price is adjusted to produce an estimate of the attainable fair value for the securities. For securities that are not publicly traded, fair value is determined in good faith pursuant to procedures established by the Board of Directors of the venture capital subsidiaries. In determining the fair value of these securities, consideration is given to the financial conditions, operating results and prospects of the underlying companies, and any other factors deemed relevant. Generally, these investments are carried at cost during the first year, unless a significant event occurs that affects the long-term value of the investment. Because of the inherent uncertainty of the valuations, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed.

     Trading liabilities represent borrowings from banks in the inter-bank call money market, borrowings from banks and corporates in the course of trading operations and balances arising from repurchase transactions.

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements


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

     The Company identifies a commercial loan as impaired and places it on non-accrual status when it is probable that it will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. A commercial loan is also considered to be impaired and placed on a non-accrual basis if interest or principal is greater than 180 days overdue. Delays or shortfalls in loan payments are evaluated along with other factors to determine if a loan should be classified as impaired. The decision to classify a loan as impaired is also based on an evaluation of the borrower's financial condition, collateral, liquidation value and other factors that affect the borrower's ability to pay.

     The Company classifies a loan as a restructured loan where it has made concessionary modifications, that it would not otherwise consider, to the contractual terms of a loan to a borrower experiencing financial difficulties. Such loans are placed on non-accrual status.

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

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements


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

     While determining the adequacy of the allowance for loan losses, management also considers overall portfolio indicators including historical credit losses, delinquent and non-performing loans, and trends in volumes and terms of loans; an evaluation of overall credit quality and the credit process, including lending policies and procedures; consideration of economic, geographical, product, and other environmental factors.

     The Company also includes in the allowances provision for credit losses on its performing portfolio based on the estimated probable losses inherent in the portfolio. The allowances on the performing portfolio are established after considering historical and projected default rates and loss severities, internal risk rating and geographic, industry and other environmental factors; and model imprecision.

     The company evaluates its impaired loan portfolio at the end of every period and loan balances which are deemed irrecoverable are charged off against related allowances for credit losses.

Transfers and servicing of financial assets

     In September 2000, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of SFAS No. 125. The provisions of SFAS No. 140 relating to transfers and servicing of financial assets are effective for transactions after March 31, 2001. The Company transfers commercial and consumer loans through securitization transactions. The transferred loans are de-recognized and gains/losses are recorded only if the transfer qualifies as a sale under SFAS No. 140. Recourse and servicing obligations and put options written are recorded as proceeds of the sale. Retained beneficial interests in the loans and servicing rights are measured by allocating the carrying value of the loans between the assets sold and the retained interest, based on the relative fair value at the date of the securitization. The fair values are determined using either financial models, quoted market prices or sales of similar assets.

Loans held-for-sale

     Loans originated for sale are classified as loans held-for-sale and are accounted for at the lower of cost or fair value. Such loans are reported as other assets. Market value of such loans are determined at rates applicable to similar loans.

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

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements


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

     Prior to the adoption of SFAS No. 133, derivatives used for interest rate risk management were not recorded at fair value. Rather, the net interest settlement on designated derivatives that either effectively altered the interest rate characteristics of assets and liabilities or hedged exposures to risk was treated as an adjustment to the interest income or interest expense of the related assets or liabilities. The effect of adopting SFAS No. 133 at April 1, 2001 did not result in any impact on the statement of operations.

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements


Variable interest entities

     In January 2003, the FASB issued FASB Interpretation No. (FIN) 46, Consolidation of Variable Interest Entities. FIN 46 changes the method of determining whether certain entities, including securitization entities, should be included in the Company's consolidated financial statements. An entity is subject to FIN 46 and is called a variable interest entity (VIE) if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, (2) equity investors that cannot make significant decisions about the entity's operations, or (3) equity that does not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both. The provisions of FIN 46 are to be applied immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. For VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003, FIN 46 applies in the first fiscal period beginning after June 15, 2003. For any VIEs that must be consolidated under FIN 46 that were created before February 1, 2003, the assets, liabilities and non-controlling interest of the VIE would be initially measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously unrecognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46 first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE. FIN 46 also mandates new disclosures about VIEs, some of which are required to be presented in financial statements issued after January 31, 2003.

     There are no VIEs that require disclosure under FIN 46. Further, there are no VIEs created after January 31, 2003 that are required to be consolidated under FIN 46.

Guarantees and indemnifications

     In November 2002, the FASB issued FIN 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which requires that, for guarantees within the scope of FIN 45 issued or amended after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee be recognized. FIN 45 also requires additional disclosures in financial statements for periods ending after December 15, 2002. Accordingly, the required disclosures are included in Note 29 to the consolidated financial statements of the Company. The recognition and measurement provisions of FIN 45 were adopted effective January 1, 2003 and did not have a material impact on the consolidated financial statements of the Company.

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

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements


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

Impairment of long-lived assets

     Long-lived assets and certain intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Business combinations

     In June 2001, the FASB issued SFAS No. 141, Business Combinations, which requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies the criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocated to an assembled workforce may not be accounted separately.

     As of April 1, 2001, the Company had an unamortized deferred credit of Rs. 1,265 million related to an excess of the fair value of assets acquired over the cost of an acquisition. As required by SFAS No. 141, in conjunction with the early adoption of SFAS No. 142, the unamortized deferred credit as of April 1, 2001, has been written-off and recognized as the effect of a change in accounting principle.

Goodwill and intangible assets

     On April 1, 2001, the Company early-adopted SFAS No. 142, Goodwill and Other Intangible Assets. As required by SFAS No. 142, the Company reclassified existing goodwill and intangible assets to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. This resulted in reclassification of previously recorded intangible assets of Rs. 115 million as goodwill and a reclassification of previously recorded goodwill of Rs. 373 million as a separate unidentifiable intangible asset.

     As required by SFAS No. 142, the Company identified its reporting units and assigned assets and liabilities, including goodwill to the reporting units on the date of adoption. Subsequently, the Company compared the fair value of each reporting unit to its carrying value, to determine whether goodwill is impaired at the date of adoption. This transitional impairment evaluation did not indicate an impairment loss.

     Subsequent to the adoption of SFAS No. 142, the Company does not amortize goodwill but instead tests goodwill for impairment at least annually. The annual impairment test under SFAS No. 142 did not indicate an impairment loss.

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements


     Net income and basic and diluted earnings per share excluding the impact of amortization of goodwill, for all periods presented would have been as follows:

                                                              Year ended March 31,
                                                   -----------------------------------------
                                                       2001(1)        2002(2)           2003
                                                   -----------    -----------    -----------
Net income/(loss) (in millions)
As reported ...................................     Rs.  6,630     Rs.  1,547     Rs. (7,983)
Add: Amortization of goodwill .................            145              -              -
                                                   -----------    -----------    -----------
Pro forma net income/ (loss) ..................          6,775          1,547         (7,983)
                                                   ===========    ===========    ===========

Earnings/ (Loss) per share: Basic (in Rs.)
As reported ...................................          16.88           3.94         (14.18)
Add: Amortization of goodwill .................           0.37              -              -
                                                   -----------    -----------    -----------
Pro forma .....................................          17.25           3.94         (14.18)
                                                   ===========    ===========    ===========

Earnings/ (Loss) per share: Diluted (in Rs.)
As reported ...................................          16.81           3.94         (14.18)
Add: Amortization of goodwill .................           0.37              -              -
                                                   -----------    -----------    -----------
Pro forma .....................................          17.18           3.94         (14.18)
                                                   ===========    ===========    ===========

1)   Restated for reverse acquisition.

2)   Restated for reverse acquisition and adoption of SFAS No. 147

     Intangible assets are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period.

     The useful life of other intangible assets is as follow:

                                                                                No. of years
Marketing-related intangibles..................................................            5
Customer-related intangibles...................................................         3-10

     In October 2002, the FASB issued SFAS No. 147, Acquisitions of Certain Financial Institutions. SFAS No. 147 requires that business combinations involving financial institutions within its scope, be accounted for under SFAS No. 141. Previously, generally accepted accounting principles for acquisitions of financial institutions provided for recognition of the excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset. Under SFAS No. 147, such excess is accounted for as goodwill. Adoption of SFAS No. 147 resulted in a reclassification of previously recorded unidentifiable intangible asset of Rs. 373 million to goodwill with effect from April 1, 2001. Further, as required by SFAS No. 147, the Company reversed the amortization expense of Rs. 290 million and the related income tax benefit of Rs. 103 million, by restating the results for the year ended March 31, 2002.

Income taxes

     The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the amount for financial reporting and tax basis of assets and liabilities, using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of income in the period of

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements


enactment. Deferred tax assets are recognized subject to a valuation allowance based upon management's judgment as to whether realization is considered more likely than not.

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

Trading assets and liabilities

     Trading assets and liabilities include securities and derivatives and are recorded either at market value or where, market prices are not readily available, fair value, which is determined under an alternative approach. The determination of market or fair value considers various factors including stock exchange quotations, time value and volatility factors underlying derivatives, counterparty credit quality and derivative transaction cash maintenance during that period.

     Derivatives in a net receivable position are reported as trading assets. Similarly derivatives in a net payable position are reported as trading liabilities.

Employee benefit plans

     The Company provides a variety of benefit plans to eligible employees. Contributions to defined contribution plans are charged to income in the period in which they accrue. Current service costs for defined benefit plans are accrued in the period to which they relate. Prior service costs, if any, resulting from amendments to the plans are recognized and amortized over the remaining period of service of the employees.

Stock-based compensation

     The Company uses the intrinsic value based method of Accounting Principle Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, to account for its employee stock-based compensation plans. Compensation cost for fixed and variable stock based awards is measured by the excess, if any, of the fair market price of the underlying stock over the exercise price. Compensation cost for fixed awards is measured at the grant date, while compensation cost for variable awards is estimated until the number of shares an individual is entitled to receive and the exercise price are known (measurement date).

     In December 2002, FASB issued SFAS No. 148 Accounting for Stock Based Compensation-transition and disclosures, an amendment of FASB No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS No. 148 are applicable for fiscal periods beginning after December 15, 2002

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements

     Had compensation cost been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company's net income and earnings per share as reported would have changed to the amounts indicated below:

                                                                                                  Year ended March 31,
                                                                                       -----------------------------------------
                                                                                           2001(1)        2002(2)           2003
                                                                                       -----------    -----------    -----------
Net income/(loss) (in millions)
As reported .......................................................................     Rs.  6,630     Rs.  1,547     Rs. (7,983)
Add: Stock based employee compensation expense included in reported net
   income, net of tax effects .....................................................             37             26              7
Less: Stock based employee compensation expense determined under fair
   value based method, net of tax effects .........................................           (128)           (58)          (358)
                                                                                       -----------    -----------    -----------
Pro forma net income/ (loss) ......................................................          6,539          1,515         (8,334)
                                                                                       ===========    ===========    ===========

Earnings/ (loss) per share: Basic (in Rs.)
As reported .......................................................................          16.88           3.94         (14.18)
Pro forma .........................................................................          16.65           3.86         (14.80)
Earnings/ loss) per share: Diluted (in Rs.)
As reported .......................................................................          16.81           3.94         (14.18)
Pro forma .........................................................................          16.59           3.86         (14.80)

1) Restated for reverse acquisition.

2) Restated for reverse acquisition and adoption of SFAS No. 147.

     The fair value of the options is estimated on the date of the grant using the Black-Scholes options pricing model, with the following assumptions:

                                                                                              2001           2002           2003
                                                                                       -----------    -----------    -----------
Dividend yield ....................................................................           5.9%           5.5%           1.7%
Expected life .....................................................................       10 years       10 years       10 years
Risk free interest rate ...........................................................          10.4%           7.4%           8.9%
Volatility ........................................................................            30%            55%            54%

Dividends

     Dividends on common stock and the related dividend tax are recognized on approval by the Board of Directors.

Earnings/ (Loss) per share

     Basic earnings/ (loss) per share is computed by dividing net income/
(loss) by the weighted average number of common stock outstanding during the period. Diluted earnings/ (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue equity shares were exercised or converted.

Reclassifications

     Certain other reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year. These changes had no impact on previously reported results of operations or stockholders' equity.

2.   Dilution of ownership interest in the acquiree

     Until March 2000, the Company held a 74.2% controlling interest in the acquiree. In March 2000, the acquiree issued 15.9 million American Depository Shares (ADS) to third parties. As a result of the issuance, the proportionate ownership interest of the Company in the acquiree reduced from 74.2% to 62.2%.

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements


     The offering price per share exceeded the Company's carrying amount per share in the acquiree, resulting in an increase in the carrying value of the Company's investment in the acquiree by Rs. 4,114 million. This change in the carrying value was recognized in the statement of stockholders' equity as a capital transaction.

     In March 2001, the acquiree acquired Bank of Madura Limited, a banking company, through issuance of stock. The acquisition was recorded by the purchase method. As a result of the issuance, the ownership interest of the Company in the acquiree was reduced from 62.2% to 55.6%. The issuance price exceeded the Company's carrying amount per share in the acquiree resulting in an increase in the carrying value of the Company's investment in the acquiree by Rs. 1,242 million. This change in the carrying value, net of the related tax effect of Rs. 140 million, has been recognized in the statement of stockholders' equity as a capital transaction.

     Subsequently, during March 2001, the Company sold a 9.2% interest in the acquiree to institutional investors for a consideration of Rs. 3,499 million. The gain on sale of Rs. 1,996 million is included in the statement of income. This reduced the Company's interest in the acquiree to 46.4%.

     In view of the Company's ownership interest in the acquiree having been reduced to below majority level, the Company determined that consolidation of the acquiree was not appropriate and accounted for its ownership interest under the equity method beginning April 1, 2000, the beginning of the fiscal year in which the ownership interest was less than majority.

     During the year ended March 31, 2002, the Company further reduced its ownership interest to 46%. This resulted in a gain of Rs. 57 million, which is included in the statement of income.

3.   Acquisitions

Reverse acquisition

     Effective April 1, 2002, the acquiree and the Company consummated a transaction whereby shareholders of the Company were issued shares of the acquiree in the ratio of 1:2. The transaction has been treated as a reverse acquisition, with the acquiree as the surviving legal entity but the Company as the accounting acquirer.

     On the acquisition date, the Company held a 46% ownership interest in the acquiree. Accordingly, the acquisition of the balance 54% ownership interest has been accounted for as a step-acquisition. The operations of the acquiree have been consolidated in the Company's financial statements effective April 1, 2002.

     As a result of the acquisition, the Company became a universal banking company offering the entire spectrum of financial services. The acquisition is expected to reduce the cost of funds for the Company through access to the extensive branch network and deposit base of the acquiree. Further, the acquisition is expected to benefit the Company through greater opportunities to generate fee-based income, participation in the payment networks and ability to provide transaction banking services. Subsequent to the acquisition, the operations of the Company will be governed by the Banking Regulation Act, 1949.

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements


     The components of the purchase price and allocation are as follows:

                                                                 (in  millions)
Fair value of common stock issued on reverse acquisition ......    Rs.  12,028
Direct acquisition costs ......................................          1,627
Fair value of stock options assumed on reverse acquisition ....            409
                                                                   -----------
Total .........................................................    Rs.  14,064
                                                                   ===========

     The fair value of common stock issued on reverse acquisition was based on the average prices of the equity shares for the two trading days before and after October 25, 2002, the date, the terms of the acquisition were agreed to and announced.

     The total purchase price has been allocated to the acquired assets and assumed liabilities as of the date of acquisition based on management's estimates and independent appraisals as follows:

                                                                 (in  millions)
Assets
Cash and cash equivalents .....................................    Rs.  53,183
Investments ...................................................        113,725
Loans .........................................................         39,102
Property and equipment ........................................          2,609
Intangible assets .............................................          5,470
Other assets ..................................................         11,093
                                                                   -----------
Total assets acquired .........................................    Rs. 225,182
                                                                   ===========
Liabilities
Deposits ......................................................    Rs. 176,018
Borrowings ....................................................         16,174
Other liabilities .............................................         19,745
                                                                   -----------
Total  liabilities assumed ....................................    Rs. 211,937
                                                                   ===========
Net tangible and intangible assets ............................    Rs.  13,245
Goodwill ......................................................            819
                                                                   -----------
Total .........................................................    Rs.  14,064
                                                                   ===========

     The goodwill recognized above is not deductible for tax purposes.

     The intangible assets relate to customer and deposit relationships and would be amortized over a period of 10 years.

     Consequent to the acquisition, the 46% ownership interest held by the Company in the acquiree was recorded as treasury stock at its historical carrying value. In September 2002, the treasury stock was sold to institutional investors for Rs. 13,154 million. The difference between the sale proceeds and the carrying value, net of related tax effects of Rs. 599 million, was recognized in the statement of stockholders equity as a capital transaction.

Step-acquisition of Tricolour Infotech Services Limited

     In September 2002, the Company acquired the remaining 50% ownership interest in Tricolor Infotech International Inc., Mauritius for a cash consideration of Rs. 110 million. The total purchase price has been allocated to the acquired assets and assumed liabilities based on management estimates as follows:

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements



                                                                   (in millions)
Net tangible assets ...............................................    Rs.   16
Marketing-related intangibles .....................................          76
Goodwill ..........................................................          18
                                                                     ----------
Total .............................................................    Rs.  110
                                                                     ==========

The goodwill recognized above is not deductible for tax purposes.

Acquisition of Customer Asset India Private Limited

     In April 2002, the Company acquired a 100% ownership interest in Customer Asset India Private Limited, a company engaged in the business of providing contact center services through its offshore contact center at Bangalore, for a cash consideration aggregating Rs. 959 million. The acquisition would enable the Company to enter the IT enabled services market. The total purchase price has been allocated to the acquired assets and assumed liabilities based on management estimates as follows:

                                                                   (in millions)
Net tangible assets ...............................................    Rs.  177
Customer-related intangibles ......................................         165
Goodwill ..........................................................         617
                                                                     ----------
Total .............................................................    Rs.  959
                                                                     ==========

     The goodwill recognized above is not deductible for tax purposes.

Pro forma information (unaudited)

     Unaudited pro forma results of the operations for the years ended March 31, 2002 and 2003 as if the acquisitions had been made at the beginning of the periods is given below. The pro forma results include estimates and assumptions which management believes are reasonable. However, these do not reflect any benefits from economies or synergies, which might be achieved from combining the operations. The pro forma consolidated results of operations include adjustments to give effect to amortization of acquired intangible assets other than goodwill. The pro forma information is not necessarily indicative of the operating results that would have occurred had the purchase been made at the beginning of the periods presented.

                                                          Year ended March 31,
                                                        ----------------------
                                                            2002          2003
                                                        --------      --------
Revenues (in millions) ...........................        87,274       111,421
Net income/(loss) (in millions) ..................         1,231        (8,017)
EPS (Basic and Diluted) (in Rs.) .................          3.13        (14.24)

4.   Sale of stock of ICICI Infotech Services Limited

     During the year ended March 31, 2001, the Company diluted its interest in ICICI Infotech Services Limited to 92% through sale of an 8% interest to a strategic investor for a consideration of Rs. 576 million. The gain on sale of Rs. 511 million is included in the statement of operations.

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements


5.   Cash and cash equivalents

     Cash and cash equivalents as of March 31, 2003, includes deposits with Reserve Bank of India of Rs. 45,506 million (2002: Nil) (including Rs. 39,805 million (2002: Nil) in accordance with the guidelines governing minimum cash reserve requirements) and interest-bearing deposits with other banks of Rs. 6,919 million (2002: Rs. 35,508 million). The balance maintained with the Reserve Bank of India towards cash reserve requirements are subject to withdrawal and usage restrictions.

6.   Trading assets

     A listing of the trading assets is set out below:

                                                                     As of March 31
                                                                ------------------------
                                                                      2002          2003
                                                                ----------    ----------
                                                                      (in millions)
Government of India securities .............................    Rs. 15,602    Rs. 26,658
Securities purchased under agreements to resell ............        21,399         5,399
Corporate debt securities ..................................         4,627         6,704
Equity securities ..........................................           742           187
Fair value of derivative and foreign exchange contracts ....             6           686
                                                                ----------    ----------
Total ......................................................    Rs. 42,376    Rs. 39,634
                                                                ==========    ==========

     As of March 31, 2003, trading assets include Government of India (GOI) securities amounting to Rs. 8,050 million (2002: Rs. 11,866 million), which are pledged for the purpose of collateralizing short-term borrowings.

7.   Securities

     The portfolio of securities is set out below:

                                            As of March 31, 2002                                As of March 31, 2003
                              -------------------------------------------------   --------------------------------------------------
                               Amortized        Gross        Gross         Fair    Amortized        Gross        Gross          Fair
                                    cost   unrealized   unrealized        value         cost   unrealized   unrealized         value
                                                 gain         loss                                   gain         loss
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------    ----------
                                                                          (in millions)
Available for sale
Corporate debt securities .   Rs.  4,446     Rs.  502   Rs.   (513)  Rs.  4,435   Rs. 10,636    Rs.   389   Rs.    (79)   Rs. 10,946
GOI securities ............       26,662          438            -       27,100      240,187        4,403         (459)      244,131
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------    ----------
Total debt securities .....       31,108          940         (513)      31,535      250,823        4,792         (538)      255,077
Equity securities .........       19,181          365       (3,223)      16,322       13,609          745       (1,932)       12,422
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------    ----------
Total securities
  available for sale ......   Rs. 50,289    Rs. 1,305   Rs. (3,736)  Rs. 47,857   Rs.264,432    Rs. 5,537   Rs. (2,470)   Rs.267,499
                              ==========   ==========   ==========   ==========   ==========   ==========   ==========    ==========
Non-readily marketable
  equity securities (1) ...   Rs.  8,268                                          Rs.  9,418
                              ==========                                          ==========
Venture capital
   investments (2) ........                                          Rs.  3,921                                           Rs.  3,704
                                                                     ==========                                           ==========

(1) Primarily represents securities acquired as a part of project financing activities or conversion of loans in debt restructurings.

(2) Represents venture capital investments held by venture capital subsidiaries of the Company.

     During the year ended March 31, 2003, as part of its ongoing evaluation of its securities portfolio, the Company recorded an impairment charge of Rs. 2,098 million (2002: Rs. 3,480 million, 2001: Rs. 1,835 million) for other than temporary decline in value of available for sale and non-readily marketable equity securities.

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements


Privately placed corporate debt securities reported as loans (credit substitutes)

     The portfolio of credit substitutes is set out below:

                                            As of March 31, 2002                                As of March 31, 2003
                              -------------------------------------------------   --------------------------------------------------
                               Amortized        Gross        Gross         Fair    Amortized        Gross        Gross          Fair
                                    cost   unrealized   unrealized        value         cost   unrealized   unrealized         value
                                                 gain         loss                                   gain         loss
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------    ----------
                                                                          (in millions)
Available for sale..........  Rs. 59,707    Rs. 1,077     Rs. (502)  Rs. 60,282   Rs. 61,295    Rs. 2,539   Rs. (1,118)   Rs. 62,716

     During the year ended March 31, 2002, the Company sold debt securities classified as held to maturity. The debt securities were sold for Rs. 640 million resulting in a realized gain of Rs. 102 million. As the securities were sold for reasons other than those specified in SFAS No. 115, all remaining held to maturity securities were reclassified as available for sale. Subsequent to the sale, the Company no longer classifies debt securities as held to maturity.

Income from securities available for sale

     A listing of income from securities available for sale is set out below:

                                                Year ended March 31,
                                     ------------------------------------------
                                             2001           2002           2003
                                     ------------   ------------   ------------
                                                    (in millions)
Interest .........................       Rs.  123     Rs.  1,027     Rs. 16,633
Dividends ........................            345            267            389
                                     ------------   ------------   ------------
Total ............................       Rs.  468     Rs.  1,294     Rs. 17,022
                                     ============   ============   ============
Gross realized gain ..............       Rs.  474     Rs.  1,238          6,845
Gross realized loss ..............           (348)            (7)        (5,022)
                                     ------------   ------------   ------------
Total ............................       Rs.  126     Rs.  1,231     Rs.  1,823
                                     ============   ============   ============

Income from credit substitutes available for sale

     A listing of income from credit substitutes available for sale is set out below:

                                                         Year ended March 31,
                                                      -------------------------
                                                             2002          2003
                                                      -----------   -----------
                                                             (in millions)
Interest ..........................................     Rs. 2,872     Rs. 8,406
Dividends .........................................            45           381
                                                      -----------   -----------
Total .............................................     Rs. 2,917     Rs. 8,787
                                                      ===========   ===========
Gross realized gain ...............................     Rs.   282     Rs. 1,200
Gross realized loss ...............................             -           (75)
                                                      -----------   -----------
Total .............................................     Rs.   282     Rs. 1,125
                                                      ===========   ===========

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements


Maturity profile of debt securities

     A listing of each category of available for sale debt securities as of March 31, 2003, by maturity is set out below:

                                                        Available for sale
                                                Amortized Cost       Fair value
                                                       (in millions)
 Corporate debt securities
 Less than one year.......................      Rs.       285      Rs.       267
 One to five years........................              8,436              8,719
 Five to ten years........................              1,862              1,900
 Greater than ten years...................                 53                 60
                                                -------------      -------------
 Total Corporate debt securities                Rs.    10,636      Rs.    10,946
                                                -------------      -------------
 GOI securities
 Less than one year.......................             76,238            76, 216
 One to five years........................             54,976             55,922
 Five to ten years........................             54,170             54,614
 Greater than ten years...................             54,803             57,379
                                                -------------      -------------
 Total GOI securities                           Rs.   240,187      Rs.   244,131
                                                -------------      -------------

 Total debt securities....................      Rs.   250,893      Rs.   255,077
                                                =============      =============
 Credit substitutes
 Less than one year.......................             14,584             14,618
 One to five years........................             32,984             34,683
 Five to ten years........................             12,760             12,448
 Greater than ten years...................                967                967
                                                -------------      -------------
 Total credit  substitutes................      Rs.    61,295      Rs.    62,716
                                                =============      =============

8.   Repurchase transactions

     The Company has undertaken repurchase and reverse repurchase transactions in GOI securities. The average level of repurchase transactions outstanding during the year ended March 31, 2003, was Rs. 7002 million (2002: Rs. 1,743 million). The average level of reverse repurchase transactions outstanding during the year ended March 31, 2003, was Rs. 4,483 million (2002: Rs. 1,347 million). As of March 31, 2003, outstanding repurchase and reverse repurchase transactions were Rs. 3,000 million (2002: Rs. 595 million) and Rs. 5,399 million (2002: Rs. 21,399 million) respectively.

9.   Investments in affiliates

The acquiree

     For the year ended March 31, 2002, the Company accounted for its 46% (2001: 46.4%) interest in the acquiree using the equity method. The carrying value of the investment in the acquiree as of March 31, 2002, was Rs. 8,204 million (2001: Rs. 7,562 million). The Company's equity in the income of the acquiree for the year ended March 31, 2002 was Rs. 929 million (2001: Rs. 811 million). During the year ended March 31, 2002, the Company received dividends of Rs. 403 million (2001: Rs. 184 million) from the acquiree.

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements


     The summarized balance sheets and statements of income of the acquiree are set out below:

 Balance sheet                                             As of March 31,
                                                        ---------------------
                                                        2001             2002
                                                        ----             ----
                                                           (in millions)
 Cash and cash equivalents......................   Rs.   47,306    Rs.  89,371
 Trading assets.................................         18,725         26,075
 Securities.....................................         35,731        180,052
 Loans..........................................         93,030         72,474
 Other assets...................................         25,746         36,833
                                                   ------------    -----------
 Total assets...................................   Rs.  220,538    Rs. 404,805
                                                   ============    ===========

 Deposits.......................................   Rs.  164,254        325,221
 Trading liabilities............................          5,958          1,237
 Long-term debt.................................          2,421          5,740
 Other liabilities..............................         31,598         54,457
 Stockholders' equity...........................         16,307         18,150
                                                   ------------    -----------
 Total liabilities and stockholders' equity.....   Rs.  220,538    Rs. 404,805
                                                   ============    ===========

 Statement of income                                     Year ended March 31,
                                                         --------------------
                                                        2001             2002
                                                        ----             ----
                                                           (in millions)
 Interest income.................................  Rs.   12,406    Rs.  20,837
 Interest expense................................        (8,408)       (15,116)
                                                   ------------    -----------
 Net interest income............................          3,998          5,721
 Provision for loan losses......................         (1,082)        (1,722)
 Non-interest income............................          1,754          5,213
 Non-interest expense...........................         (3,104)        (6,260)
 Income taxes...................................           (258)          (931)
 Cumulative effect of accounting change.........              -             16
                                                   ------------    -----------
 Net income.....................................   Rs.    1,308    Rs.   2,037
                                                   ============    ===========
Insurance companies

     The Company accounts for its 74% ownership interest in ICICI Prudential Life Insurance Limited (`Prulife') and ICICI Lombard General Insurance Company Limited (`Lombard') by the equity method of accounting because of substantive participative rights held by the minority shareholders.

     The carrying value of the investment in these companies as of March 31, 2003, was Rs. 2,230 million (2002: Rs. 1,496 million). The Company's equity in the loss of these affiliates for the year ended March 31, 2003 was Rs. 971 million (2002: Rs. 681 million, 2001: Rs. 118 million).

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements


     The summarized balance-sheets and statements of operations of these entities as of and for the year ended March 31, 2002 is set out below:


   Balance sheet                                                   As of March 31, 2002
                                                                Prulife              Lombard
                                                                -------              -------
                                                                      (in millions)
   Cash and cash equivalents ............................     Rs.     108       Rs.      186
   Securities. ..........................................           1,924              1,088
   Other assets .........................................             757                296
                                                              -----------       ------------
   Total assets .........................................     Rs.   2,789       Rs.    1,570
                                                              ===========       ============

   Liabilities ..........................................     Rs.   1,776       Rs.      561
   Stockholders' equity..................................           1,013              1,009
                                                              -----------       ------------
   Total liabilities and stockholders' equity............     Rs.   2,789       Rs.    1,570
                                                              -----------       ------------

 Statement of income                                             Year ended March 31, 2002
                                                                Prulife              Lombard
                                                                -------              -------
                                                                      (in millions)
 Interest income.........................................     Rs.     124       Rs.       56
 Interest expense........................................               -                  -

 Net interest income.....................................             124                 56
 Non-interest income.....................................           1,291                 55
 Non-interest expense....................................          (2,238)              (227)
 Income tax (expense)/ benefit...........................             (11)                30
                                                              -----------       ------------
 Net income/(loss).......................................     Rs.    (834)      Rs.     ( 86)
                                                              ===========       ============

Others

     The other affiliates of the Company are Prudential ICICI Asset Management Company Limited (Pru-ICICI), Prudential ICICI Trust Limited (Pru-Trust), TCW/ICICI Investment Partners LLC (TCW) and Semantik Solutions Gmbh, Germany. The carrying value of the investment in such affiliates as of March 31, 2003, was Rs. 385 million (2002: Rs. 386 million). The Company's equity in the income of such affiliates for the year ended March 31, 2003, was Rs. 13 million (2002:
Rs. 46 million, 2001: Rs. 42 million).

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements

10.  Loans

     A listing of loans by category is set out below:

                                                                                   As of March 31,
                                                                               2002             2003
                                                                          -------------    -------------
                                                                                 (in millions)
 Project and corporate finance (1) (2) .............................      Rs.   416,386    Rs.   387,870
 Working capital finance (including working capital term loans).....             42,225           74,422
 Lease financing....................................................             49,865           26,927
 Consumer loans and credit card receivables.........................             73,013          188,286
 Other ..............................................................            10,346           18,959
 Gross loans........................................................            591,835          696,464
                                                                          -------------    -------------
 Unearned income....................................................            (20,013)          (8,902)
 Security deposits .................................................            (11,574)          (2,922)
                                                                          -------------    -------------
 Loans, net of unearned income and security deposits ...............            560,248          684,640
 Allowances for loan losses.........................................            (36,647)         (54,219)
                                                                          -------------    -------------
 Loans, net.........................................................      Rs.   523,601    Rs.   630,421
                                                                          =============    =============

1) Non-readily marketable privately placed debt instruments are classified as loans to reflect the substance of such transactions as substitutes for direct lending (credit substitutes).

2) Includes Rs. 62,716 million (2002: Rs. 60,282 million) of credit substitutes classified as loans.

     Project and corporate finance loans are generally secured by property, plant and equipment and other tangible assets. Generally, the working capital loans are secured by a first lien on current assets, principally comprising inventory and receivables. Additionally, in certain cases the Company may obtain additional security for working capital loans through a first or second lien on property and equipment, pledge of financial assets like marketable securities and corporate/personal guarantees.

Lease financing

     Contractual maturities of the Company's investment in lease financing and its components, which are included in loans are set out below:

                                                                 As of March 31,
                                                                      2003
                                                                 ---------------
                                                                  (in millions)

Gross finance receivables for the year ending March 31,
2004...........................................................  Rs.      5,900
2005...........................................................           4,159
2006...........................................................           3,531
2007...........................................................           2,925
2008...........................................................           2,793
Thereafter.....................................................           7,619
                                                                 --------------
                                                                         26,927
Unearned income................................................          (6,213)
Security deposits..............................................          (2,852)
                                                                 --------------
Investment in lease financing..................................  Rs.     17,862
                                                                 ==============

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements


Maturity profile of loans

     A maturity profile of gross loans, other than investment in lease financing is set out below:

                                                          As of March 31,
                                                          ---------------
                                                        2002            2003
                                                     -----------    -----------
                                                          (in millions)
 Less than one year................................  Rs. 143,309    Rs. 147,707
 One to five years.................................      237,025        328,692
 Greater than five years...........................      161,636        193,138
                                                     -----------    -----------
 Total.............................................  Rs. 541,970    Rs. 669,537
                                                     ===========    ===========

Interest and fees on loans

     A listing of interest and fees on loans (net of unearned income) is set out below:

                                                                                    As of March 31,
                                                                          ---------------------------------
                                                                          2001          2002           2003
                                                                          ----          ----           ----
                                                                                 (in  millions)
Project and corporate finance........................................   Rs. 60,900    Rs. 56,032    Rs. 45,307
Working capital finance (including working capital term loans).......        5,892         6,418         8,241
Lease financing......................................................        4,948         4,977         2,484
Consumer loans and credit card receivables...........................        2,088         6,593        15,372
Other ...............................................................        1,444         1,217         3,676
                                                                        ----------    ----------    ----------
Total................................................................   Rs. 75,272    Rs. 75,237    Rs. 75,080
                                                                        ==========    ==========    ==========

Restructured loans

     The Company classifies a loan as a restructured loan where it has made concessionary modifications, that it would not otherwise consider, to the contractual terms of a loan to a borrower experiencing financial difficulties. As of March 31, 2003, the Company had committed to lend Rs. 2,822 million (2002: Rs. 18,616 million), to borrowers who are parties to troubled debt restructurings.

Impaired loans, including restructured loans

     A listing of restructured loans is set out below:

                                                                                       As of March 31,
                                                                                  2002                2003
                                                                                  ----                ----
                                                                                       (in millions)
 Project and corporate finance...............................................    Rs. 84,048     Rs. 135,421
 Working capital finance (including working capital term loans)..............         5,283          11,084
 Other.......................................................................         5,757             886

 Restructured loans..........................................................        95,088         147,391
 Allowance for loan losses...................................................       (17,722)        (24,732)
                                                                                 ----------    ------------
 Restructured loans, net.....................................................    Rs. 77,366    Rs.  122,659
                                                                                 ==========    ============

 Restructured loans:
 With a valuation allowance..................................................    Rs. 95,088     Rs. 147,391
 Without a valuation allowance...............................................             -               -
                                                                                 ----------    ------------
 Restructured loans..........................................................    Rs. 95,088    Rs.  147,391
                                                                                 ==========    ============

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements


     A listing of other impaired loans is set out below:

                                                                                     As of March 31,
                                                                                     ---------------
                                                                                  2002            2003
                                                                                  ----            ----
                                                                                     (in millions)

 Project and corporate finance...............................................    Rs. 48,093    Rs. 67,906
 Working capital finance (including working capital term loans)..............         1,699        11,907
 Lease financing.............................................................           731         1,550
 Consumer loans and credit card receivables..................................           190         1,752
 Other.......................................................................            41            41
                                                                                 ----------    ----------
 Other impaired loans........................................................        50,754        83,156
 Allowance for loan losses...................................................       (17,567)      (27,837)
                                                                                 ----------    ----------
 Other impaired loans, net...................................................    Rs. 33,187    Rs. 55,319
                                                                                 ==========    ==========

 Other impaired loans:
 With a valuation allowance..................................................        50,754        83,087
 Without a valuation allowance...............................................             -            69
                                                                                 ----------    ----------
 Other impaired loans........................................................    Rs. 50,754    Rs. 83,156
                                                                                 ==========    ==========


     During the year ended March 31, 2003, interest income of Rs. 2,358 million (2002: Rs. 3,257 million, 2001: Rs. 1,989 million) was recognized on impaired loans on a cash basis. Gross impaired loans (including restructured loans) averaged Rs. 188,195 million during the year ended March 31, 2003 (2002: Rs. 115,543 million).

Concentration of credit risk

     Concentration of credit risk exists when changes in economic, industry or geographic factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to Company's total credit exposure. The Company's portfolio of financial instruments is broadly diversified along industry, product and geographic lines within India.

11.  Allowance for loan losses

Changes in the allowance for loan losses

 Movements in the allowance for loan losses are set out below:

                                                                                           Year ended March 31,
                                                                                 --------------------------------------
                                                                                    2001          2002        2003
                                                                                    ----          ----        ----
                                                                                            (in millions)
 Allowance for loan losses at the beginning of the year........................  Rs. 34,085    Rs. 33,035    Rs.  36,647
 Effect of reverse acquisition on allowance for loan losses....................           -             -          1,297
 Effect of de-consolidation of subsidiary on allowance for loan losses ........        (747)            -              -
 Provisions for loan losses, net of releases of provisions as a result of cash
   collections ................................................................       9,892         9,743     Rs. 19,649
                                                                                     43,230        42,778         57,593
 Loans charged-off.............................................................     (10,195)       (6,131)        (3,374)
                                                                                 ----------    ----------     ----------
 Allowance for loan losses at the end of the year..............................  Rs. 33,035    Rs. 36,647     Rs. 54,219
                                                                                 ==========    ==========     ==========

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements


12.  Securitization activity

     The Company primarily securitizes commercial loans through `pass-through' securitizations. After the securitization, the Company generally continues to maintain customer account relationships and services loans transferred to the securitization trust. Generally, the securitizations are with or without recourse and the Company does not provide any credit enhancement. In a few cases, the Company may enter into derivative transactions such as written put options and interest rate swaps with the transferees. Generally, the Company does not retain any beneficial interests in the assets sold.

     During the year ended March 31, 2003, the Company securitized loans and credit substitutes with a carrying value of Rs. 51,780 million (2002: Rs. 40,851 million), which resulted in gains of Rs. 2,070 million (2002: Rs. 1,079 million, 2001: Rs. 434 million). The gains are reported as a component of gain on sale of loans and credit substitutes.

     Transfers that do not meet the criteria for a sale under SFAS No. 140, are recorded as secured borrowings with a pledge of collateral. As of March 31, 2003, the Company recorded secured borrowings of Nil (2002: Rs. 5,787 million) that arise on securitization transaction involving trusts that are not considered as qualifying special purpose entities under the guidance provided by SFAS No. 140. Such secured borrowings are reported as a component of other borrowings.

     As discussed above, the Company has written put options, which require the Company to purchase, upon request of the holders, securities issued in certain securitization transactions. The put options seek to provide liquidity to holders of such instruments. If exercised, the Company will be obligated to purchase the securities at the predetermined exercise price.

     As of March 31, 2003, the Company sold loans and credit substitutes with an aggregate put option exercise price of Rs. 24,404 million (2002 : Rs. 13,108 million). Subsequent to their initial issuance, such options are recorded at fair values with changes reported in the statement of operations.

13.  Derivative instruments and hedging activities

     The Company manages its exposures to market rate movements by modifying its mix of assets and liabilities, either directly or through the use of derivative financial products including interest rate swaps, cross currency swaps, equity index futures, equity index options and forward exchange contracts.

     All such freestanding derivatives, whether held for trading or non-trading purposes, are carried at their fair value as either assets or liabilities and related gains and losses are included in other non-interest income. The Company has not identified any significant derivative features embedded in other contracts that are not clearly and closely related to the host contract and meet the definition of a derivative.

     Fair values for derivatives are based on quoted market prices, which take into account current market and contractual prices of the underlying instrument as well as time value underlying the positions.

     All the designated hedges entered into by the Company qualify as fair value hedges under SFAS No. 133. There are no cash flow hedges or hedges of net investments in foreign operations. For fair value hedges, changes in the fair value of the hedged asset or liability due to the risk being hedged are recognized in the statement of operations along with changes in the fair value of the derivative. The Company assesses the effectiveness of the hedge instrument at inception and continually on a quarterly basis. The ineffectiveness, to the extent to which offsetting gains or loss are not achieved, is recorded through the statement of operations.

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements


     The table below summarizes certain information relating to the Company's hedging activities:

                                                        As of March 31, 2002       As of March 31, 2003
                                                        --------------------       --------------------
                                                                         (in millions)

Fair value hedges...................................           Rs. 1,161                  Rs. 1,836
Hedge ineffectiveness recognized in earnings........                  77                        128

14.  Property and equipment

     A listing of property and equipment by asset category is set out below:

                                                           As of March 31,
                                                      -------------------------
                                                         2002           2003
                                                      ---------       ---------
                                                           (in millions)

 Land............................................     Rs. 1,336       Rs. 1,535
 Buildings.......................................         7,208          11,194
 Equipment and furniture.........................         5,304           4,068
 Capital work-in-progress........................           469           1,077
 Others..........................................           423           8,593
                                                     ----------      ----------
 Gross value of property and equipment...........        14,740          26,467
 Accumulated depreciation........................        (2,163)         (5,252)
                                                     ----------      ----------
 Property and equipment, net.....................    Rs. 12,577      Rs. 21,215
                                                     ==========      ==========


     As of March 31, 2003, land and buildings include certain assets of Rs. 622 million (2002: Rs. 397 million), which have not yet been registered in the Company's name pending regulatory transfer approvals.

15.  Assets held for sale

     As of March 31, 2003, assets held for sale represent certain assets of Rs. 2,306 million (2002: Rs 2,029 million) acquired through foreclosure of loans.

16.  Goodwill and intangible assets, net

     A listing of goodwill and intangible assets by category is set out below:

                                                         As of March 31,
                                                  ---------------------------
                                                     2002              2003
                                                  ---------         ---------
                                                          (in millions)
 Goodwill........................................ Rs. 2,304         Rs. 4,841
 Accumulated amortization........................       (54)              (54)
                                                  ---------         ---------

 Goodwill, net                                        2,250             4,787

 Customer-related intangibles....................                       5,635
 Accumulated amortization........................         -              (590)
                                                  ---------         ---------

 Customer related intangibles, net...............                       5,045

 Other intangibles...............................         -                76
 Accumulated amortization........................         -                (3)
                                                  ---------         ---------

 Other intangibles, net..........................         -                73
                                                  ---------         ---------
 Goodwill and intangible assets, net............. Rs. 2,250         Rs. 9,905
                                                  =========         =========

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements


     The following table presents the changes in goodwill during the year ended March 31, 2003.

                                                                             (in millions)

 Balance as of March 31, 2002.............................................    Rs.  2,250
 Goodwill relating to acquisitions consummated during the period..........         1,454
 Equity method goodwill reclassified on reverse acquisition of acquiree...         1,083
                                                                              ----------
 Balance as of March 31, 2003.............................................    Rs.  4,787
                     === =====                                                ==========

     No goodwill impairment loss has been recorded during the year ended March 31, 2002 and March 31, 2003.

     Goodwill as of March 31, 2003 has been allocated to the following segments:

Segment                                                    (in millions)

 Commercial Banking.......................................   Rs. 2,275
 ICICI Infotech...........................................       1,895
 ICICI OneSource..........................................         617
                                                             ---------
                                                             Rs. 4,787
                                                             =========

Amortization of intangible assets

     The estimated amortization schedule for intangible assets, on a straight line basis, for the next five years is set out below:

 Year ended March 31,                                            (in millions)
 --------------------                                            -------------

 2004                                                               Rs. 630
 2005                                                                   617
 2006                                                                   574
 2007                                                                   562
 2008                                                                   562
 Total                                                            ---------
                                                                  Rs. 2,945
                                                                  =========

17.  Other assets

     Other assets consist of the following:

                                                          As of March 31,
                                                    --------------------------
                                                       2002             2003
                                                       ----             ----
                                                          (in millions)
 Debtors.......................................    Rs.  1,398       Rs.  4,748
 Staff advances................................           948            2,273
 Advance taxes.................................        16,566           28,273
 Security deposits.............................         1,004            2,789
 Advance for purchases of securities...........         3,339           15,415
 Prepaid expenses..............................           164              522
 Derivatives...................................           896                -
 Recoverable from Indian Government(1).........         1,111                -
 Others(2).....................................         1,935            4,926
                                                   ----------       ----------
 Total.........................................    Rs. 27,361       Rs. 58,946
                                                   ==========       ==========

(1) Recoverable from Indian Government represents foreign exchange fluctuations on specific foreign currency long-term debt, guaranteed by and recoverable from the Indian Government.

(2)  Others include loans held for sale of Rs. 1,387 million (2002: Rs. Nil).

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements


18.  Deposits

     Deposits include demand deposits, which are non-interest-bearing, and savings and time deposits, which are interest bearing. A listing of deposits is set out below:

                                                       As of March 31,
                                                       ---------------
                                                    2002           2003
                                                    ----           ----
                                                        (in millions)
 Interest bearing
 Savings deposits...............................    Rs.     -      Rs. 37,932
 Time deposits..................................        7,380         418,119
                                                    ---------     -----------
                                                        7,380         456,051
                                                    =========     ===========
 Non-interest bearing
 Demand deposits................................            -          35,239
                                                    ---------     -----------
 Total..........................................    Rs. 7,380     Rs. 491,290
                                                    =========     ===========

     Contractual maturities of deposits as of March 31, 2003 are set out below:

                                                                (in millions)
 Deposits maturing during the year ending March 31,
 2004........................................................     Rs. 334,351
 2005........................................................          37,410
 2006........................................................          25,055
 2007........................................................           6,697
 2008........................................................           6,798
 Thereafter .................................................           7,808
                                                                 ------------
 Total deposits..............................................    Rs.  418,119
                                                                 ============

     As of March 31, 2003, the aggregate of deposits with individual balances greater than Rs. 5 million was Rs. 267,297 million (2002: Rs. 1,922 million).

19.  Short term borrowings

     Short term borrowings represent non-trading borrowings with an original maturity of one year or less.

20.  Long-term debt and redeemable preferred stock

Long-term debt

     Long-term debt represents debt with an original maturity of greater than one year. Maturity distribution is based on contractual maturities or earlier dates at which the debt is callable at the option of the holder. A significant portion of the long-term debt bears a fixed rate of interest. Interest rates on floating-rate debt are generally linked to the London Inter-Bank Offer Rate or similar money market rates. The segregation between fixed-rate and floating-rate obligations is based on the contractual terms.

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements


     A listing of long-term debt as of March 31, 2003, by maturity and interest rate profile is set out below:

                                                               Fixed-rate     Floating-rate
                                                              obligations      obligations       Total
                                                             --------------  ---------------  -----------
                                                                            (in millions)
 Long-term debt maturing during the year ending March 31,
 2004......................................................  Rs.  77,994       Rs.  8,269     Rs.  86,263
 2005......................................................       67,022            2,977          69,999
 2006......................................................       85,660            6,200          91,860
 2007......................................................       20,190            5,143          25,333
 2008......................................................       26,136            1,907          28,043
 Thereafter................................................       88,020           13,126         101,146
                                                             -----------       ----------     -----------
 Total.....................................................  Rs. 365,022       Rs. 37,622     Rs. 402,644
 Less:  Unamortized debt issue cost........................                                         1,832
                                                                                              -----------
 Total......................................................                                  Rs. 400,812
                                                                                              ===========


     All long-term debt is unsecured. Debt aggregating Rs. 35,151 million 2002:
Rs. 40,439 million) is guaranteed by the Government of India (GOI).

     Long-term debt is denominated in various currencies. As of March 31, 2003, long-term debt comprises Indian rupee debt of Rs. 350,633 million (2002: Rs. 438,529 million) and foreign currency debt of Rs. 50,179 million (2002: Rs. 72,894 million).

Indian rupee debt

     A listing of major category of Indian rupee debt is set out below:

                                                                         As of March 31,
                                 ------------------------------------------------------------------------------------------------
                                                      2002                                              2003
                                 ----------------------------------------------    ----------------------------------------------
 Category                                     Weighted                                         Weighted
                                              average                  Average                  average                  Average
                                              interest                 Residual                 interest                residual
                                  Amount        rate        Range      maturity     Amount        rate       Range      maturity
                                 --------     --------      ------     --------    ----------   --------     --------   --------
                                                                          (In millions)

 Bonds issued to institutional
 /individual investors(1)......  Rs. 413,388       11.9%    8.4-16.5%   3.4 years  Rs. 309,488      11.71%    7-16.40%   3.26 years
 Bonds eligible for statutory
 reserve requirements(2).......       18,240       11.3%      7.8-12%   6.8 years       14,815      11.87%   11.50-12%   7.22 years
 Borrowings from GOI(3)                6,936       10.3%       11-16%   4.9 years        6,137      10.13%      11-13%   4.44 years
 Refinance from financial
 institutions..................                                                         20,193       7.35%     6.5-17%   3.64 years
                                 -----------       ----                 ---------  -----------      -----                ----------
 Total................           Rs. 438,564       11.9%                3.5 years  Rs. 350,633      11.28%               3.46 years
                                 ===========       ====                 =========  ===========      =====                ==========

1) Includes application money received on bonds outstanding at the end of the year.

2) Banks in India are required to mandatorily maintain a specified percentage of certain liabilities as cash or in approved securities. These bonds issued by the Company are approved securities under the rules.

3) Includes interest-free borrowing from the GOI aggregating Rs. 296 million (2002: Rs. 255 million). The borrowing was initially recorded at its fair value of Rs. 100 million based on the prevailing interest rate of 16% for borrowings of a similar term and risk. Interest is being imputed for each reporting period using this rate.

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements


Foreign currency debt

     A listing of major category of foreign currency debt is set out below:

                                                                     As of March 31,
                                 ---------------------------------------------------------------------------------------------
                                                 2002                                              2003
                                 ------------------------------------------      ---------------------------------------------
 Category                                  Weighted                                       Weighted
                                            average                 Average                average                     Average
                                           interest                residual               interest                    Residual
                                 Amount      rate        Range     maturity       Amount    rate        Range         Maturity
                                 ------    --------      -----     --------       ------  --------      -----         --------
                                                                      (In millions)
 Borrowings from
 international development
 agencies (1) (2)(3)......    Rs. 25,224       3.0%     0-6.8%   13.6 years   Rs.  25,417    4.14%     0-8.5%       9.50 years
 Other borrowings from
 international markets....        47,670       3.8%     2-9.1%    2.1 years        24,762    3.37%     0-9.15%      2.52 years
                              ----------       ---               ----         -----------    ----                   ----------
 Total....................    Rs. 72,894       3.5%              6.08 years   Rs.  50,179    3.69%                  6.05 years
                              ==========       ===               ====         ===========    ====                   ==========

1) These borrowings have been raised under specific lines of credit from international development agencies. The borrowings have lender-imposed restrictions that limit the use of the funds for specified purposes, which include lending to specified sectors.

2) As of March 31, 2003, under these lines of credit, the Company has an unutilized option to borrow Rs. 6,265 million (2002: Rs. 5,349 million) as per an agreed schedule over a period of 5 years at various interest rates.

3) Exchange rate fluctuations on certain borrowings are guaranteed by the GOI.


Redeemable preferred stock

     The Company issued preferred stock with a face value of Rs. 3,500 million during the year ended March 31, 1998 under the scheme of business combination with ITC Classic Finance Limited. This preferred stock bears a dividend yield of 0.001% and is redeemable at face value after 20 years. The preferred stock was initially recorded at its fair value of Rs. 466 million. Subsequently, interest is being imputed for each reporting period. The imputed interest rate of 10.6% was determined based on the then prevailing interest rate for securities of similar maturity. The carrying amount of this redeemable preferred stock as of March 31, 2003 is Rs. 853 million (2002: Rs. 772 million).

     Banks in India are not allowed to issue preferred stock. However, the Company has been currently exempted from the restriction, which prohibits issue of preference shares by banks.

21.  Other liabilities

Interest accrued

     Other liabilities as of March 31, 2003, include Rs. 16,276 million (2002:
Rs. 21,435 million) of interest accrued but not due on interest bearing liabilities.

Borrowings from Kreditanstalt fur Wiederaufbau

     The Company has borrowings from Kreditanstalt fur Wiederaufbau (KfW), an international development agency, under specific lines of credit. The terms of the borrowings provide for limitations on usage, whereby funds can be used only for specified purposes. The borrowings are guaranteed by the GOI.

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements


     With respect to certain borrowings, the terms of the borrowing agreement provide that a portion of the interest payable on the borrowing shall be paid to the GOI instead of the lender. KfW and the GOI have entered into an agreement whereby the interest paid to the GOI is repaid to the Company either in the form of a grant or a loan. While the loan is repayable as per a specified schedule, the grants do not have a repayment schedule. The interest amounts received from the GOI bear limitations on usage and are required to be advanced as loans/contributions for specified purposes. Similarly, with respect to certain other borrowings from KfW, the terms of the borrowing agreement provide that a portion of the interest payable on the borrowings shall be retained by the Company and used to be advanced as loans/contributions for specified purposes.

     The Company periodically advances loans/contributions for specified purposes out of these funds and reports such utilizations to the GOI/KfW. However, no time schedule has been specified for the usage of the funds. In the event that the funds are not utilized for specified purposes, the GOI/KfW have the right to require repayment of the grant/retained interest. Additionally, KfW can modify the scope of the specified purposes. The Company retains the income derived from the loans made out of the funds. Similarly, it bears the risks of default on the loans.

     The interest repaid by the GOI in the form of grants and the interest retained under the agreement with KfW do not represent contributions as they specify donor-imposed conditions, the breach of which, would enable the donor to demand repayment of the grants/retained interest. Accordingly, the grants/retained interest have been reported as liabilities.

     Other liabilities as of March 31, 2003, include grants of Rs. 2,052 million (2002: Rs. 2,689 million) and retained interest of Rs. 496 million (2002: Rs. 439 million).

22.  Common stock

     The Company presently has only one class of common stock. In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company, after such discharge, shall be distributed to the holders of common stock in proportion to the common stock held by shareholders.

     The Company has issued American Depository Shares (ADS) representing underlying common stock. The common stock represented by the ADS is similar to other common stock, except for voting rights. While every holder of common stock, as reflected in the records of the Company, has one vote in respect of each share held, the ADS holders have no voting rights due to a condition contained in the approval of the offering from the Ministry of Finance of India. Under the depository agreement, the depository of the ADS will vote as directed by the Board of Directors of the Company.

     As discussed in Note 3, the Company consummated the reverse acquisition with the acquiree effective April 1, 2002, whereby shareholders of the Company were issued common shares of the acquiree in the ratio of 1:2. The effect of the reverse acquisition on the capital structure (including outstanding stock options) of the Company has been retroactively adjusted in the financial statements. On consummation of the reverse acquisition, adjustments were made to the value of the common stock and the additional paid in capital.

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements


23.  Retained earnings and dividends

     Retained earnings at March 31, 2003 computed as per generally accepted accounting principles of India include profits aggregating to Rs. 5,514 million which are not distributable as dividends under the Banking Regulation Act, 1949. These relate to requirements regarding earmarking a part of the profits under banking laws in India. Utilization of these balances is subject to approval of the Board of Directors and needs to be reported to Reserve Bank of India. Statutes governing the operations of the Company mandate that dividends be declared out of distributable profits only after the transfer of at least 25% of net income each year, computed in accordance with current banking regulations, to a statutory reserve. Additionally, the remittance of dividends outside India is governed by Indian statutes on foreign exchange transactions.

     Retained earnings as of March 31, 2002, include profits aggregating to Rs. 12,153 million (2001: Rs. 11,875 million), which are not distributable as dividends under Indian company law. These relate to profits on redemption of preferred stock and requirements regarding earmarking a part of profits under banking laws.

     Retained earnings as of March 31, 2003, include reserves of Rs. 10,940 million (2002: Rs. 10,866 million) earmarked under Indian tax laws to avail tax benefits and which are not distributable as dividends. Any transfer of balances from such earmarked reserves would result in withdrawal of the tax exemption on the transferred amounts.

24.  Earnings per share

     A computation of the earnings per share is set out below:

                                                                                     Year ended March 31,
                                                                --------------------------------------------------------------------
                                                                      2001                   2002                   2003
                                                                ------------------     -----------------      ------------------
                                                                        (in millions, except earnings per share data)
                                                                            Fully                 Fully                   Fully
                                                                Basic      Diluted     Basic     diluted      Basic      diluted
                                                                -----      -------     -----     -------      -----      -------
 Earnings
 Net income before extraordinary items and cumulative
 effect of accounting change (before dilutive impact).....      Rs.6,630   Rs. 6,630   Rs.  282  Rs.   282  Rs.(7,983)   Rs. (7,983)
 Contingent issuances of subsidiaries/affiliates..........             -        (25)          -          -          -             -
                                                                --------   ---------   --------  ---------  ---------    ----------

 Net income before cumulative effect of accounting change
 (adjusted for full dilution).............................         6,630       6,605        282        282     (7,983)       (7,983)
 Cumulative effect of accounting change, net of tax.......                                1,265      1,265           -            -
                                                                --------   ---------   --------  ---------  ---------    ----------

 Net income available to common stockholders (adjusted for
 full dilution)...........................................         6,630       6,605      1,547      1,547     (7,983)       (7,983)
                                                                ========   =========   ========  =========  =========    ==========
 Common stock
 Weighted-average common stock outstanding................           393         393        393        393        563           563
 Dilutive effect of convertible debt instruments..........             -                      -          -          -             -
 Dilutive effect of employee stock options................             -           -          -          -          -             -
                                                                --------   ---------   --------  ---------  ---------    ----------
 Total....................................................           393         393        393        393        563           563
                                                                ========   =========   ========  =========  =========    ==========
 Earnings per share ......................................
 Net income before extraordinary items and cumulative
 effect of accounting change .............................         16.88       16.81       0.72       0.72     (14.18)      (14.18)
 Cumulative effect of accounting change ..................                                 3.22       3.22           -            -
                                                                --------   ---------   --------  ---------  ----------   ----------
 Net income...............................................      Rs. 16.88  Rs. 16.81   Rs. 3.94  Rs.  3.94  Rs. (14.18)  Rs. (14.18)


ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements


     Options to purchase 7,015,800 equity shares and 12,610,275 equity shares granted to employees at a weighted average exercise price of Rs. 81.30 and Rs.
154.70 were outstanding during the year ended March 31, 2002 and 2003, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares during the period. During the year ended March 31, 2003, the Company has reported a net loss and accordingly all outstanding options are anti-dilutive.

25.  Segmental disclosures and related information

Segmental disclosures

     SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, establishes standards for the reporting of information about operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Chief Operating Decision Maker (CODM) in deciding how to allocate resources and in assessing performance. As discussed in Note 3, the Company consummated the reverse acquisition with the acquiree effective April 1, 2002. Subsequent to the reverse acquisition, the Company changed the structure of its internal organisation, which changed the composition of its operating segments. The Company's operations have been classified into the following segments: Commercial Banking segment, Investment Banking segment and Others. Segment data for previous periods have been reclassified on a comparable basis.

     The Commercial Banking segment provides medium-term and long-term project and infrastructure financing, securitization, factoring, lease financing, working capital finance and foreign exchange services to clients. Further, it provides deposit and loan products to retail customers. The Investment Banking segment deals in the debt, equity and money markets and provides corporate advisory products such as mergers and acquisition advice, loan syndication advice and issue management services.

     Others consist of various operating segments that do not meet the requirements to be reported as on individual reportable segment as defined in SFAS No. 131.

     The CODM evaluates the Company's performance and allocates resources based on performance indicators (components of profit and loss) of each of the segments. Further, the CODM specifically reviews assets of the personal financial services division, which is a part of commercial banking segment.

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements

     The profit and loss of reportable segments is set out below:

                                                    Commercial Banking                        Investment Banking
                                            ---------------------------------------    ----------------------------------
                                                   Year ended March 31,                      Year ended March 31,
                                            ---------------------------------------    ----------------------------------
                                               2001           2002         2003           2001       2002          2003
                                            ---------      ---------    -----------    ---------   ---------    ---------
                                                       (in millions)                             (in millions)
 Income  from external customers
 Interest income.....................      Rs. 85,169     Rs. 91,445     Rs. 76,498    Rs. 7,328   Rs. 8,239   Rs. 21,595
 Non - interest income...............           8,401          9,747          4,771        1,824       1,826        6,792
 Income from other operating segments

 Interest income.....................           1,413          3,796          8,533        8,823      11,007          189
 Non - interest income...............             658          1,040            384          236         219          251
                                            ---------      ---------    -----------    ---------   ---------    ---------
 Total income........................          95,641        106,028         90,186       18,211      21,291       28,827
                                            ---------      ---------    -----------    ---------   ---------    ---------
 Interest expense....................          72,111         81,867         69,462       14,327      17,454       23,916
 Depreciation .......................             948          1,244          2,008           67          89          231
 Provision for loan losses...........          10,962         11,458         19,645           13           8            4
 Other expenses......................           6,731         10,321         10,343        1,240       1,781        2,921
                                            ---------      ---------    -----------    ---------   ---------    ---------
 Income/ (loss) before taxes.........           4,889          1,138        (11,272)       2,564       1,959        1,755
 Income tax (expense)/ benefit.......            (347)          (728)         3,420           24        (659)       (529)
 Cumulative effect of accounting
 changes, net of tax.................               -          1,281              -            -           -            -
                                            ---------      ---------    -----------    ---------   ---------    ---------
 Net income/ (loss)..................       Rs. 4,542      Rs. 1,691    Rs. (7,852)    Rs. 2,588   Rs. 1,300    Rs. 1,226
                                            =========      =========    ===========    =========   =========    =========

     A listing of certain assets of reportable segments is set out below:

                                                                                              Elimination of
                             Commercial Banking   Investment Banking            Others         the acquiree          Total
                            --------------------  -------------------  --------------------  ---------------- ---------------------
As of March 31,                  2002       2003      2002       2003       2002       2003       2002   2003       2002       2003
                            ---------  ---------  --------  ---------  ---------  ---------  --------- ------ ---------- ----------
                                                                         (in millions)
Property
  and equipment............ Rs.13,157  Rs. 16,048 Rs.2,152  Rs. 2,754  Rs. 2,099  Rs. 2,413  Rs.(4,831)    -  Rs. 12,577 Rs. 21,215
Investment in
  equity affiliates...             15           -        -        252      1,867      2,363          -     -       1,882      2,615

     Inter segment transactions are generally based on transfer pricing measures as determined by management. Income, expenses, assets and liabilities are either specifically identifiable with individual segments or have been allocated to segments on a systematic basis. Corporate overheads and assets have also been allocated to segments on a systematic basis.

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements

     A reconciliation between the segment income and consolidated totals of the Company is set out below:

                                              Total income       Income/ (loss) before taxes and        Net income/ (loss)
                                                                       accounting changes
                                          Year ended March 31,        Year ended March 31,             Year ended March 31,
                           2001         2002          2003       2001       2002         2003      2001      2002       2003
                                                                                   (in millions)
Commercial banking...  Rs. 95,641  Rs. 106,028   Rs.  90,186  Rs. 4,889  Rs. 1,138  Rs. (11,272) Rs. 4,542 Rs. 1,691 Rs.  (7,852)
Investment banking...      18,211       21,291        28,827      2,564      1,959        1,755      2,588     1,300       1,226
Others...............       1,659        2,789         2,874        116       (549)      (1,527)        (7)     (343)     (1,357)

Eliminations of the
acquiree.............     (15,219)     (29,308)            -       (750)    (2,015)           -      (493)   (1,101)
Other reconciling
adjustments..........     (10,945)     (13,785)      (10,531)         -          -            -         -         -

Consolidated total...  Rs. 89,347  Rs.  87,015   Rs. 111,681  Rs. 6,819   Rs. 533   Rs. (11,044) Rs. 6,630 Rs. 1,547 Rs. (7,983)

     A reconciliation between the segments and consolidated total assets of the Company is set out below:

                                                        As of March 31
                                                     ----------------------
                                                     2002             2003
                                                     ----             ----
                                                         (in millions)
 Commercial Banking(1)........................     Rs. 858,039      Rs. 767,343
 Investment Banking...........................         268,726          398,574
 Others.......................................           7,418            9,850
                                                   -----------      -----------
 Total segment assets.........................       1,134,183        1,175,767
 Unallocable assets...........................          15,397           16,826
 Eliminations.................................       (406,218)         (12,330)
                                                   -----------      -----------
 Consolidated total assets....................         743,362        1,180,263
                                                   ===========      ===========

1) Commercial banking includes retail assets of Personal financial services division of Rs. 172,208 million (March 2002: Rs. 75,072 million), which are reviewed separately by the CODM.

Geographic distribution

     The business operations of the Company are largely concentrated in India. Activities outside India are restricted to resource mobilization in the international markets and operations of certain software development and services subsidiaries in the United States.

Major customers

     The Company provides banking and financial services to a wide base of customers. There is no major customer, which contributes more than 10% of total income.

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements

26.  Employee benefits

Gratuity

     In accordance with Indian regulations, the Company provides for gratuity, a defined benefit retirement plan covering all employees. The plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee's salary and the years of employment with the Company. The gratuity benefit provided by the Company to its employees is equal to or greater than the statutory minimum.

     In respect of the parent company, the gratuity benefit is provided to the employee either through a fund administered by a Board of Trustees and managed by Life Insurance Corporation of India (LIC) or through a fund administered and managed by a Board of Trustees. The Company is responsible for settling the gratuity obligation through contributions to the fund. The plan is fully funded.

     In respect of the remaining entities within the group, the gratuity benefit is provided through annual contributions to a fund administered and managed by the LIC. Under this scheme, the settlement obligation remains with the Company, although the LIC administers the scheme and determines the contribution premium required to be paid by the Company.

     The following table sets forth the funded status of the plans and the amounts recognized in the financial statements:

                                                                                 As of March 31,
                                                                           -------------------------
                                                                               2002            2003
                                                                               ----            ----
                                                                                  (in millions)
 Change in benefit obligations
 Projected benefit obligations at beginning of the year...............     Rs.  207         Rs. 263
 Divestitures.........................................................            -               -
 Obligations assumed on acquisition...................................            -             393
 Service cost.........................................................           29              69
 Interest cost........................................................           25              64
 Expected benefits payments...........................................          (14)            (18)
 Unrecognized prior service cost......................................            -              59
 Actuarial (gain)/loss on obligations.................................           17              63
                                                                                ---             ---
 Projected benefit obligations at the end of the year.................          264             893
                                                                                ---             ---
 Change in plan assets
 Fair value of plan assets at beginning of the year...................          213             248
 Fair value of plan assets acquired on acquisition....................                          402
 Expected return on plan assets.......................................           26              70
 Employer contributions...............................................           29             163
 Actual benefits paid.................................................          (16)            (32)
 Actuarial (gain)/loss................................................           (5)             22
                                                                                ---             ---
 Plan assets at the end of the year...................................          247             873
                                                                                ---             ---
 Funded status........................................................          (17)            (20)
 Unrecognized actuarial loss..........................................           86             136
 Unrecognized transitional obligation.................................          (19)            (17)
 Unrecognized prior service cost......................................            9
                                                                                ---             ---
 Net prepaid gratuity cost............................................     Rs.   59          Rs. 99

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements


     The components of the net gratuity cost are set out below:

                                                                       Year ended March 31,
                                                                2001          2002            2003
                                                                           (in millions)
Service cost................................................  Rs. 12         Rs. 29          Rs. 69
Interest cost...............................................      16             25              64
Expected return on assets...................................     (16)           (29)            (70)
Amortization of transition asset/liability..................      (1)            (1)              1
Amortization of prior service cost..........................       1              1               1
Actuarial (gain)/loss.......................................       -              2               2
                                                              ------         ------          ------
Net gratuity cost...........................................  Rs. 12         Rs. 27          Rs. 67
                                                              ======         ======          ======

     The actuarial assumptions used in accounting for the gratuity plan are given below:

                                                              As of March 31,
                                                              2002       2003
                                                              ----       ----

 Discount rate...........................................      10%         8%
 Rate of increase in the compensation levels.............       9%         7%
 Rate of return on plan assets...........................     9.5%       7.5%

     As of March 31, 2003, of the total plan assets, Rs. 46 million (2002: Rs. 3 million) has been invested in debt securities of the Company.

Pension

     The Company provides for pension, a deferred retirement plan covering certain employees. The plan provides for a pension payment on a monthly basis to these employees on their retirement based on the respective employee's salary and years of employment with the Company. Employees covered by the pension plan are not eligible for benefits under the provident fund plan, a defined contribution plan. The pension plan is the continuation of the acquiree's plan and hence there are no comparatives for the current year.

     The pension plan is funded through periodic contributions to a fund set-up by the Company and administrated by a Board of Trustees. Such contributions are actuarially determined.

     The following table sets forth the funded status of the plan and the amounts recognized in the financial statements.

                                                            As of March 31, 2003
                                                               (in millions)
Change in benefit obligations
Projected benefit obligations at beginning of the year......     Rs.   913
Service cost................................................            22
Interest cost...............................................            89
Expected benefits payments..................................           (42)
Actuarial (gain)/loss on obligations........................          (129)
                                                                 ---------
Projected benefit obligations at the end of the year .......           853
                                                                 ---------
Change in plan assets.......................................
Fair value of plan assets at beginning of the year..........           914
Expected return on plan assets..............................            86
Employer contributions......................................            16
(Gain)/loss on plan assets..................................           166
Benefits paid...............................................           (26)
                                                                 ---------
Plan assets at the end of the year..........................         1,156
                                                                 ---------
Net prepaid benefit.........................................     Rs.   303
                                                                 =========

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements

     The components of the net pension cost are set out below:

                                                      Year ended March 31, 2003
                                                             (in millions)
 Service cost.........................................      Rs.   22
 Interest cost........................................            89
 Expected return on assets............................           (86)
 Actuarial (gain)/loss................................             -

 Net pension cost.....................................      Rs.   25



     The assumptions used in accounting for the pension plan are given below:


                                                           As of March 31, 2003

 Discount rate..............................................           8%
 Rate of increase in the compensation levels................           7%
 Rate of return on plan assets..............................         7.5%


Superannuation

     The permanent employees of the Company are entitled to receive retirement benefits under the superannuation scheme operated by the Company. Superannuation is a defined contribution plan under which the Company contributes annually a sum equivalent to 15% of the employee's eligible annual salary to LIC, the manager of the fund, which undertakes to pay the lump sum and annuity payments pursuant to the scheme. The Company contributed Rs. 51 million, Rs. 50 million and Rs. 97 million to the employees superannuation plan for the year ended March 31, 2001, 2002 and 2003 respectively.

Provident fund

     In accordance with Indian regulations, employees of the Company (excluding those covered under the pension scheme) are entitled to receive benefits under the provident fund, a defined contribution plan, in which, both the employee and the Company contribute monthly at a determined rate. These contributions are made to a fund set up by the Company and administered by a Board of Trustees. Further, in the event the return on the fund is lower than 9.5% (current guaranteed rate of return to the employees), such difference is contributed by the Company and charged to income. The contribution to the employees provident fund amounted to Rs 55 million, Rs. 89 million and Rs. 106 million in year ended March 31, 2001, 2002 and 2003 respectively.

27.  Employee Stock Option Plan

     In August 1999, the Company approved an Employee Stock Option Plan (ICICI
Plan). Under the ICICI Plan, the Company is authorized to issue up to 39.27 million equity shares to eligible employees. Eligible employees are granted an option to purchase shares subject to vesting. The options vest in a graded manner over 3 years with 20%, 30% and 50% of the options vesting at the end of each year. The options can be exercised within 10 years from the date of the grant. Compensation expense under the ICICI Plan for the year ended March 31, 2003 is Rs. 7 million (2002: Rs.26 million, 2001: Rs. 37 million).

     As a result of the reverse acquisition, all outstanding options of the Company were exchanged for options of the acquiree in the ratio of 1:2 with an adjustment to the exercise price in the same ratio. This transaction is similar to an equity restructuring. In accordance with FIN 44, Accounting for Certain Transactions involving Stock Compensation, the above transaction had no accounting consequence.

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements

     Under the terms of the reverse acquisition, the Company assumed the employee options outstanding under the acquiree's option plan. As the intrinsic value of all the assumed options was negative on the date of consummation, no amount has been allocated to deferred compensation under FIN 44.

Stock option activity

     Stock option activity under the above stock option plans is set out below:

                                                                      Year ended March 31, 2001
                                              -----------------------------------------------------------------------------
                                                                          ICICI Bank Limited
                                                                 --------------------------------------
                                                                    Range of
                                                                   exercise            Weighted average   Weighted average
                                                                  prices and               exercise           remaining
                                                 Option              grant               price and          contractual
                                                 shares           date fair            grant date fair      life (months)
                                              outstanding           values                 values
                                              ------------       ---------------      -----------------   ----------------
 Outstanding at the beginning of the year.       1,161,875       Rs. 171.0                Rs. 171.0            112
 Granted during the year..................       1,461,250           266.8                    266.8            108
 Forfeited during the year................         (60,200)          171.0                    171.0              -
 Exercised during the year................         (16,250)          171.0                    171.0              -
                                                 ---------       ---------------          ---------            ---
 Outstanding at the end of the year.......       2,546,675       Rs. 171.0-266.8          Rs. 226.0            109
                                                 =========       ===============          =========            ===
 Exercisable at the end of the year.......         231,175       Rs. 171.0                Rs. 171.0              -


                                                                      Year ended March 31, 2001
                                              -----------------------------------------------------------------------------
                                                                          ICICI Bank Limited
                                                                 --------------------------------------
                                                                    Range of
                                                                   exercise            Weighted average   Weighted average
                                                                  prices and               exercise           remaining
                                                Option               grant               price and          contractual
                                                 shares           date fair           grant date fair      life (months)
                                              outstanding           values                 values
                                              ------------       ---------------      -----------------   ----------------

 Outstanding at the beginning of the year .     2,546,675        Rs. 171.0-266.8          Rs. 226.0            109
 Granted during the year ..................     4,887,500            105.0-164.0              134.4            116
 Forfeited during the year ................      (417,675)           164.0-266.8              218.4              -
 Exercised during the year ................          (700)             171.0                  171.0              -
                                              ------------       ---------------          ---------            ---
 Outstanding at the end of the year .......     7,015,800        Rs. 105.0-266.8          Rs. 162.6            114
                                              ============       ===============          =========            ===
 Exercisable at the end of the year .......        74,300        Rs. 171.0-266.8          Rs. 205.6              -


                                                                      Year ended March 31, 2001
                                              -----------------------------------------------------------------------------
                                                                          ICICI Bank Limited
                                                                 --------------------------------------
                                                                    Range of
                                                                   exercise            Weighted average   Weighted average
                                                                  prices and               exercise           remaining
                                                Option               grant               price and          contractual
                                                 shares           date fair           grant date fair      life (months)
                                              outstanding           values                 values
                                              ------------       ---------------      -----------------   ----------------

 Outstanding at the beginning of the year..     7,015,800        Rs. 105.0-266.8          Rs. 162.6            114
 Acquisitions..............................     6,327,825            120.4-171.9              146.0            110
 Forfeited during the year.................      (730,350)           120.4-266.8              154.6
 Exercised during the year.................        (3,000)                 105.0              105.0
                                              ------------       ---------------          ---------            ---
 Outstanding at the end of the year........    12,610,275        Rs. 105.0-266.8          Rs. 154.7             98
                                              ============       ===============          =========            ===
 Exercisable at the end of the year........     5,222,317        Rs.  52.5-266.8          Rs. 169.9              -

ICICI Bank Limited and subsidiaries

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

     During the year ended March 31, 2001, 2002 and 2003, the Company has not recorded any compensation cost as the exercise price was equal to the fair value of the underlying equity shares on the grant date. As shares of ICICI Infotech are not quoted on exchanges, the fair value represents management's best estimates considering all available factors.

     Stock option activity under the above stock option plan is set out below:

                                                                    Year ended March 31, 2001
                                             -----------------------------------------------------------------------
                                                                        ICICI Infotech
                                                                        --------------
                                                               Range of
                                                               exercise       Weighted average   Weighted average
                                                Option        prices and       exercise price        remaining
                                                shares        grant date      and grant date     contractual life
                                              outstanding     fair values       fair values          (months)
                                              -----------     -----------       -----------          --------

 Outstanding at the beginning of the year...             -       Rs.    -        Rs.    -                  -
 Granted during the year....................     2,344,800           37.5            37.5                108
 Forfeited during the year..................      (103,400)          37.5               -                  -
 Exercised during the year..................             -              -               -                  -
                                                 ---------           ----            ----                ---
 Outstanding at the end of the year.........     2,241,400       Rs. 37.5        Rs. 37.5                108
                                                 =========           ====            ====                ===
 Exercisable at the end of the year.........             -              -               -                  -


                                                                    Year ended March 31, 2002
                                             -----------------------------------------------------------------------
                                                                        ICICI Infotech
                                                                        --------------
                                                               Range of
                                                               exercise       Weighted average   Weighted average
                                                Option        prices and       exercise price        remaining
                                                shares        grant date      and grant date     contractual life
                                              outstanding     fair values       fair values          (months)
                                              -----------     -----------       -----------          --------

 Outstanding at the beginning of the year...     2,241,400    Rs.      37.5     Rs. 37.5                108
 Granted during the year....................     1,974,800             68.0         68.0                 99
 Forfeited during the year..................      (342,960)     37.5 - 68.0         42.0                  -
 Exercised during the year..................       (10,220)            37.5         37.5                  -
                                                 ---------    -------------     --------                ---
 Outstanding at the end of the year.........     3,863,020    Rs. 37.5-68.0     Rs. 52.7                104
                                                 =========    =============     ========                ===
 Exercisable at the end of the year.........       369,448    Rs. 37.5          Rs. 37.5                  -


                                                                    Year ended March 31, 2003
                                             -----------------------------------------------------------------------
                                                                        ICICI Infotech
                                                                        --------------
                                                               Range of       Weighted average   Weighted average
                                                Option         exercise        exercise price        remaining
                                                shares        prices and      and grant date     contractual life
                                              outstanding     grant date        fair values          (months)
                                                              fair values

 Outstanding at the beginning of the year...     3,863,020  Rs.  37.5- 68.0   Rs.    52.7                104
 Granted during the year....................       783,500       68.0-100.0          97.1                108
 Forfeited during the year..................      (435,360)      37.5-100.0          59.1                  -
 Exercised during the year..................       (10,200)       37.5-68.0          55.7                  -
                                                 ---------       ----------          ----                 --
 Outstanding at the end of the year.........     4,200,960  Rs.  37.5-100.0   Rs.    60.3                 75
                                                 =========       ==========          ====                 ==
 Exercisable at the end of the year.........     1,235,070  Rs.  37.5-100.0   Rs.    46.2                 87

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements

ICICI Venture

     In July 2000, ICICI Venture, a consolidated subsidiary, approved an Employee Stock Option Plan (Venture Plan). As of March 31, 2001, 78,900 options with an exercise price of Rs. 835 per share were outstanding. The Company did not record compensation cost, as the exercise price was equal to the fair value of the underlying equity shares on the grant date. During the year ended March 31, 2002, the Venture Plan was discontinued and all the options outstanding were voluntarily forfeited by the employees. The Company does not intend to replace such cancelled options.

ICICI OneSource Limited

     In September 2002, ICICI OneSource, a consolidated subsidiary, approved an Employee Stock Options Plan (OneSource plan). Under the OneSource Plan, ICICI OneSource is authorized to issue equity shares up to 10% of the share capital to the employees. Eligible employees are granted an option to purchase shares subject to vesting conditions. The options vest in a graded manner over 4 years with 25% at the end of the first year and 12.5% of the options vesting at the end of each subsequent six month period. The options can be exercised within 10 years from the date of the grant.

     Stock option activity under the above stock option plan is set out below:

                                                                   Year ended March 31, 2003
                                          ------------------------------------------------------------------------
                                                                  ICICI One Source Limited
                                                                  ------------------------
                                                            exercise       Weighted average    Weighted average
                                              Option       prices and       exercise price         remaining
                                              shares       grant date       and grant date     contractual life
                                            outstanding    fair values       fair values           (months)
                                            -----------    -----------       -----------           --------

 Outstanding at the beginning of the year...         -             -                  -                    -
 Granted during the year.................... 4,250,000      Rs. 11.3           Rs. 11.3                  113
 Forfeited during the year..................  (395,000)         11.3               11.3                    -
 Exercised during the year..................         -             -                  -                    -
                                             ---------      --------           --------                  ---
Outstanding at the end of the year.........  3,855,000      Rs. 11.3           Rs. 11.3                  113
                                             =========      ========           ========                  ===
 Exercisable at the end of the year.........         -             -                   -                   -

     The Company has not recorded any compensation cost, as the exercise price was equal to the fair value of the underlying equity shares on the grant date. As shares of ICICI OneSource Limited are not quoted on exchanges, the fair value represents management's best estimates considering all available factors.

28.  Income taxes

Components of deferred tax balances

     The tax effects of temporary differences are reflected through a deferred tax asset/liability, which is included in the balance sheet of the Company.

     The components of the deferred tax balances are set out below:

                                                                As of March 31,
                                                                ---------------
                                                             2002                  2003
                                                             ----                  ----
                                                                 (in millions)
 Deferred tax assets
 Allowance for loan losses................................Rs.   12,263     Rs.   16,228
 Available for sale securities............................       2,141            1,044
 Investments in trading securities........................         176               62
 Unearned income..........................................       1,264              693
 Capital loss carry forward...............................          31               23
 Business loss carry forward..............................         175              219
 Deposits.................................................           -               94
 Other....................................................         676              574
                                                                ------           ------
                                                                16,726           18,937
 Valuation allowance......................................        (226)            (524)
                                                                ------           ------
 Total deferred tax asset.................................Rs.   16,500      Rs.  18,413

 Deferred tax liabilities
 Property and equipment...................................      (9,416)          (9,216)
 Undistributed earnings of subsidiary and affiliates......        (875)            (294)
 Intangibles..............................................           -           (1,857)
 Investment in trading securities.........................           -              (39)
 Long term debt...........................................           -             (666)
 Available for sale securities............................           -              (20)
 Others...................................................         (58)            (358)
 Total deferred tax liability.............................     (10,349)         (12,450)
 Net deferred tax asset...................................Rs.    6,151      Rs.   5,963


     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax asset is dependent on the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of the projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Company will realize the benefits of those deductible differences. The amount of deferred tax assets considered realizable, however could be reduced in the near term if estimates of future taxable income are reduced.

     The Company would require taxable income of Rs. 21,266 million in the future periods to be able to fully realize the benefit of net deferred asset recognized in these consolidated financial statements.

     The company had a valuation allowance of Rs. 97 million as at April 1, 2001. The net change in the total valuation allowance for the year ended March 31, 2002 and March 31, 2003 was an increase of Rs. 129 and Rs. 298 million respectively. The majority of the valuation allowance as of March 31, 2002 related to business loss carried forward and capital loss carried forward. As at March 31, 2003, included in the above, the Company has recorded a valuation allowance of Rs. 280 million pertaining to an excess of the amount for financial reporting over the tax basis carried forward pertaining to investment in equity affiliates.

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements

     As at March 31, 2003, the Company has business loss carry forward of Rs. 505 million, with expiration dates as follows: March 31, 2009 - Rs. 108 million, March 31, 2010 - Rs. 43 million. Further, business loss carry forward pertaining to the Company's US subsidiary was Rs. 321 million which expires in 2022 and Australian subsidiary was Rs. 33 million which has no expiration date. The Company's capital loss carried forward of Rs. 110 million expires in March 31, 2006.

Reconciliation of tax rates

     The Indian statutory tax rate is 35% plus a surcharge. During each of the years presented, legislation was enacted in the first few months of the fiscal year that changed the amount of the surcharge for that fiscal year and future years. The surcharge was changed to 13%, 2% and 5% during the years ended March 31, 2001, 2002 and 2003, respectively, and resulted in a total statutory tax rate of 39.55%, 35.70% and 36.75% for the years ended March 31, 2001 2002 and 2003, respectively.

     The following is the reconciliation of expected income taxes at statutory income tax rate to income tax expense /benefit as reported:

                                                                            Year ended March 31,
                                                                            --------------------
                                                                     2001          2002          2003
                                                                     ----          ----          ----
                                                                               (in millions)
 Income/(loss) before income taxes ...........................      Rs. 6,819       Rs. 533   Rs.(11,044)
 Statutory tax rate...........................................         39.55%        35.70%        36.75%
 Income tax expense/(benefit) at the statutory tax rate.......          2,697           190       (4,059)
 Increases/(reductions) in taxes on account of:
 Special tax deductions available to financial institutions...           (542)         (333)         (38)
 Exempt interest and dividend income..........................           (525)         (800)        (558)
 Income charged at rates other than statutory tax rate........           (927)          280          916
 Changes in the statutory tax rate............................           (192)          360         (109)
 Expenses disallowed for tax purposes.........................            179           109          486
 Tax on undistributed earnings of subsidiary..................            227           234           62
 Change in valuation allowance................................             97           129          298
 Tax adjustments in respect of prior year tax assessments.....              -           175          (31)
 Tax adjustment on account of change in tax status of subsidiary            -             -          (97)
 Other........................................................           (825)          (93)          69
                                                                      -------       -------    ---------
 Income tax expense/(benefit) reported........................        Rs. 189       Rs. 251    Rs.(3,061)
                                                                      =======       =======    =========

Components of income tax expense from continuing operations

     The components of income tax expense/(benefit) from continuing operations are set out below:

                                                                       Year ended March 31,
                                                                       --------------------
                                                               2001              2002            2003
                                                               ----              ----            ----
                                                                          (in millions)
 Current................................................       Rs.  4,458     Rs.    3,474    Rs.   1,287
 Deferred...............................................           (4,269)          (3,223)        (4,348)
                                                               ----------     ------------    -----------
 Income tax expense/(benefit) reported..................       Rs.    189     Rs.      251    Rs.  (3,061)
                                                               ==========     ============    ===========

     Only an insignificant amount of the Company's income/(loss) before income taxes and income tax expense/(benefit) was from outside India.

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements

Allocation of income taxes

     The total income tax expense/(benefit) was recorded as follows:

                                                                             Year ended March 31,
                                                                             --------------------
                                                                         2001        2002        2003
                                                                         ----        ----        ----
                                                                                 (in millions)
 Income/(loss) from continuing operations.............................   Rs. 189     Rs. 251   Rs. (3,061)
 Unrealized gain/(loss) on securities available for sale..............      (481)        890        1,461
 Additional paid in capital...........................................       605           -          599
                                                                         -------   ---------   ----------
 Income tax expense/(benefit) reported                                   Rs. 313   Rs. 1,141   Rs. (1,001)
                                                                         =======   =========   ==========

29.  Commitments and contingencies

Loan commitments

     The Company has outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated Rs. 48,759 million as of March 31, 2003 (2002: Rs. 68,217 million). The interest rate on these commitments is dependent on the lending rates on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are contingent upon the borrower's ability to maintain specific credit standards.

Guarantees

     As a part of its project financing and commercial banking activities, the Company has issued guarantees to enhance the credit standing of its customers. These generally represent irrevocable assurances that the Company will make payments in the event that the customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary where a customer fails to perform a non-financial contractual obligation. The guarantees are generally for a period not exceeding 10 years.

     The credit risk associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments.

     The current carrying amount of the liability for the Company's obligations under the guarantee amounted to Rs. 346 million (2002: Nil)

     Details of guarantees outstanding are set out below:

Nature of guarantee                   Maximum potential amount of future payments under guarantee
                               Less than 1 year    1-3 year       3-5 year    Over 5 year          Total
                                                             (in millions)
Financial guarantees...          Rs.    9,413    Rs.   19,223   Rs.    4,361    Rs.  36,079   Rs.   69,076
Performance guarantees..                8,309           8,835          3,965         16,293         37,402
                                 ------------    ------------   ------------    -----------   ------------
Total                            Rs.   17,722    Rs.   28,058   Rs.    8,326    Rs.  52,372   Rs.  106,478
                                 ============    ============   ============    ==== ======   ============

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements


Capital commitments

     The Company is obligated under a number of capital contracts. Capital contracts are job orders of a capital nature which have been committed. As of the balance sheet date, work had not been completed to this extent. Estimated amounts of contracts remaining to be executed on capital account aggregated Rs. 264 million as of March 31, 2003 (2002: Rs. 756 million).

Tax contingencies

     Various tax-related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not estimate any incremental liability in respect of these proceedings.

Litigation

     Various litigation and claims against the Company and its subsidiaries are in process and pending. Based upon a review of open matters with legal counsel, management believes that the outcome of such matters will not have a material effect upon the Company's consolidated financial position, results of operations or cashflows.

Operating lease commitments

     The Company has commitments under long-term operating leases principally for premises and automated teller machines. The following is a summary of future minimum lease rental commitments as of March 31, 2003, for non-cancelable leases:

                                                                                        (in millions)

 Lease rental commitments for the year ending March 31,
 2004.................................................................                  Rs.      237
 2005.................................................................                           231
 2006.................................................................                           223
 2007.................................................................                           208
 2008.................................................................                           174
 Thereafter...........................................................                           320
                                                                                         -----------
 Total minimum lease commitments......................................                   Rs.   1,393
                                                                                         ===========


30.  Related party transactions

     The Company has transactions with its affiliates and directors/employees. The following represent the significant transactions between the Company and such related parties:

Insurance services

     During the year ended March 31, 2003 the Company paid insurance premium to Lombard amounting to Rs. 224 million (2002: Rs 26 million, 2001:Nil).

Lease of premises and facilities

     During the year ended March 31, 2003, the Company received for lease of premises, facilities and other administrative costs from Prulife, Rs. 84 million (2002: Rs. 54 million. 2001:Rs. 22 million), from Pru-ICICI, Rs. 6 million (2002: Rs. 5 million, 2001: Rs. 3 million) and from Lombard, Rs. 82 million (2002: Rs. 50 million, 2001: Nil).

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements


     During the year ended March 31, 2002, the Company received rentals for lease of premises, facilities and other equipment from the acquiree, Rs. 256 million (2001: Rs. 193 million). Similarly, during the year ended March 31, 2002, the Company paid rentals to the acquiree for lease of premises, Rs. 11 million (2001: Nil).

Secondment of employees

     During the year ended March 31, 2003, the Company received from Prulife for seconded employees, Rs. 3 million (2002: Nil, 2001: Nil) and from Lombard, Rs. 10 million (2002: Rs. 5 million, 2001: Nil).

     During the year ended March 31, 2002, the Company received from the acquiree for seconded employees, Rs. 55 million (2001: Rs. 4 million) during the year ended March 31, 2002, Similarly, the Company paid to the acquiree for employees seconded to the Company, Rs. 8 million (2001: Rs. 5 million).

Asset management services

     During the year ended March 31, 2003, the Company provided asset management services to TCW and earned fees of Rs. 24 million (2002: Rs. 21 million, 2001: Rs. 31 million).

Deposits and borrowings

     During the year ended March 31, 2003, the Company paid interest on bonds/deposits/call borrowings to its affiliated companies, Rs. 12 million (2002: Rs. 268 million, 2001: Rs. 202 million).

Banking services

     The Company utilized banking services of the acquiree. During the year ended March 31, 2002, non-interest expense of the Company relating to such services, amounted to Rs. 32 million (2001: Rs. 72 million).

Derivative transactions

     During the year ended March 31, 2002, the Company entered into interest rate swap contracts and cross currency swap contracts with the acquiree aggregating Rs. 10,310 million and Rs. Nil (2001: Rs. 3,350 million and Rs. 1,331 million) respectively. Contracts aggregating Rs. 8,760 million and Rs. 2,272 million (2001: Rs. 2,900 million and Rs. 4,352 million) were outstanding as of March 31, 2002, for interest rate swaps and currency swaps respectively. Net interest income in respect of these swaps amounted to Rs. 275 million (2001: Rs. 189 million) during the year ended March 31, 2002.

     Similarly, the Company entered into forward foreign exchange contracts with the acquiree aggregating Rs 22,466 million (2001: Rs. 47,863 million) during the year ended March 31, 2002. Contracts aggregating Rs. 251 million (2001: Rs. 2,262 million) were outstanding as of March 31, 2002.

Reverse repurchase transactions

     During the year ended March 31, 2002, the Company has entered into reverse repurchase transactions with the acquiree amounting to Rs. 52,792 million (2001: Rs. Nil). As of March 31, 2002, the Company had reverse repurchase transactions outstanding with the acquiree of Rs. 21,399 million (2001:Rs.
Nil).

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements


Software development services

     During the year ended March 31, 2002, the Company provided software development services to Tricolor and Pru-ICICI and earned fees of Rs. 19 million (2001: Rs. 8 million).

     During the year ended March 31, 2002, the Company developed software and provided software and hardware support services to the acquiree, and earned fees of Rs. 124 million (2001: Rs. 73 million).

Back-office support services

     During the year ended March 31, 2002, the Company set up a common technology infrastructure platform and the acquiree was charged towards communication expenses, backbone infrastructure expenses and data centre costs, Rs. 182 million (2001: Rs. 94 million).

     During the year ended March 31, 2002, the Company provided telephone banking call-centre services and transaction processing services for the credit card operations of the acquiree, and earned fees of Rs. 149 million (2001: Rs. 99 million).

Transfer of financial assets

     During the year ended March 31, 2002, the Company transferred loans in pass-through securitization transactions, where the beneficial interests were purchased by the acquiree, of Rs. 11,152 million (2001: Rs. 438 million). Gains of Rs. 98 million (2001: Rs. 50 million) was recorded on the sale. Subsequently, due to a change in the status of the qualifying special purpose entity used in the transactions, the Company regained control of the assets sold. As at March 31, 2002, obligations of Rs. 3,526 million (2001: Rs. Nil) relating to such repurchases are reflected as a component of the other borrowings.

Share transfer activities

     During the year ended March 31, 2002, the Company provided share transfer services and dematerialization services to the acquiree and earned fees of Rs. 3 million (2001: Rs. 8 million).

Other transactions

     During the year ended March 31, 2002, the Company undertook a corporate brand advertising campaign, out of which an amount of Rs. 29 million (2001: Rs. 15 million) has been recovered from the acquiree.

Employee loans

     The Company has advanced housing, vehicle and general purpose loans to employees, bearing interest ranging from 2.5% to 6%. The tenure of these loans range from 5 years to 25 years. The loans are generally secured by the assets acquired by the employees. Employee loan balances outstanding as of March 31, 2003, of Rs. 2,273 million (2002: Rs. 949 million) are included in other assets.

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements


Related party balances

     The following balances payable to/receivable from related parties are included in the balance sheet:

                                                    As of March 31,
                                                    ---------------
                                                  2002             2003
                                                  ----             ----
                                                     (in millions)

 Cash and cash equivalents...................   Rs.  4,360          Rs.    -
 Loans.......................................          209                22
 Other assets................................        1,269             2,549
 Deposits....................................            -               440
 Other liabilities...........................           24                 3


31.  Estimated fair value of financial instruments

     The Company's financial instruments include financial assets and liabilities recorded on the balance sheet, as well as off-balance sheet instruments such as foreign exchange and derivative contracts.

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

     Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Disclosure of fair values is not required for certain items such as investment accounted for under the equity method of accounting, obligations for pension and other post-retirement benefits, income tax assets and liabilities, property and equipment, prepaid expenses, core deposit intangibles and the value of customer relationships associated with certain types of consumer loans, particularly the credit card portfolio, and other intangible assets. Accordingly, the aggregate fair value amount presented do not purport to represent, and should not be considered representative of, the underlying market or franchise value of the Company. In addition, because of differences in methodologies and assumptions used to estimate fair values, the Company's fair values should not be compared to those of other financial institutions.

     The following describes the methods and assumptions used by the Company in estimating the fair values of financial instruments.

Cash and cash equivalents

     The carrying amounts reported in the balance sheet approximate fair values because maturities are less than three months.

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements


Trading assets and liabilities

     Trading account assets and liabilities are carried at fair value in the balance sheet. Values for trading securities are generally based on quoted, or other independent, market prices. Values for interest rate and foreign exchange products are based on quoted, or other independent, market prices, or are estimated using pricing models or discounted cash flows.

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

Deposits

     The carrying amount of deposits with no stated maturity is considered to be equal to their fair value. Fair value of fixed-rate time deposits is estimated by discounting contractual cash flows using interest rates currently offered on the deposit products. Fair value for variable-rate time deposits approximates their carrying value. Fair value estimates for deposits do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of alternative forms of funding (core deposit intangibles).

Long-term debt, short-term borrowings and redeemable preferred stock

     The fair value of the Company's debt, including short-term borrowings, is estimated based on quoted market prices for the issues for which there is a market, or by discounting cash flows based on current rate available to the Company for similar types of borrowing arrangements.

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements


     A listing of the fair values by category of financial assets and financial liabilities is set out below:


                                                              As of March 31, 2002              As of March 31, 2003
                                                              --------------------              --------------------
                                                             Carrying       Estimated            Carrying          Estimated
                                                                Value      fair value               Value         fair value
                                                             --------       ---------            --------          ---------
                                                                                   (in millions)
Financial assets
Trading account assets...........................        Rs.  42,376    Rs.   42,376       Rs.    39,634   Rs.       39,634
Securities (Note 1)..............................             60,046          60,046             280,621            280,621
Loans (Note 2)...................................            523,601         527,167             630,421            641,048
Other financial assets (Note 3)..................             46,259          46,259             115,705            115,705
                                                         -----------     -----------       -------------      -------------
Total............................................        Rs. 672,282     Rs. 675,848       Rs. 1,066,381      Rs. 1,077,008
                                                         ===========     ===========       =============      =============
Financial liabilities
Interest-bearing deposits........................        Rs.   7,380   Rs.     7,609        Rs.  456,051    Rs.     454,251
Non-interest-bearing deposits....................                  -               -              35,239             35,239
Trading account liabilities......................             17,105          17,105              26,086             26,086
Short-term borrowings............................             70,804          70,954              42,095             42,017
Long-term debt...................................            511,458         540,649             400,812            426,928
Redeemable preferred stock.......................                772             980                 853              1,035
Other financial liabilities (Note 4).............              4,783           4,783              43,252             43,252
                                                         -----------     -----------       -------------      -------------
Total                                                    Rs. 612,302     Rs. 642,080       Rs. 1,004,388      Rs. 1,028,808
                                                         ===========     ===========       =============      =============


Note 1: Includes non-readily marketable equity securities of Rs. 9,418 million (2002: Rs. 8,268 million) for which there are no readily determinable fair values.

Note 2: The carrying value of loans is net of the allowance for loan losses, security deposits and unearned income.

Note 3: Includes cash and cash equivalents and customers acceptance liability for which the carrying value is a reasonable estimate of fair value.

Note 4: Represents acceptances outstanding, for which the carrying value is a reasonable estimate of fair value.

32.  Regulatory matters

     Subsequent to the reverse acquisition of the acquiree, the Company is a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to examination by the Reserve Bank of India.

Statutory liquidity requirements

     In accordance with the Banking Regulation Act, 1949, the Company is required to maintain a specified percentage of its net demand and time liabilities by way of liquid unencumbered assets like cash, gold and approved securities. The amount of securities required to be maintained at March 31, 2003 was Rs. 230,644 million (2002: Rs. Nil)

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements


Capital adequacy requirements

     The Company is subject to the capital adequacy requirements set by the Reserve Bank of India, which stipulate a minimum ratio of capital to risk adjusted assets and off-balance sheet items of 9% to be maintained. The capital adequacy ratio of the Company calculated in accordance with the Reserve Bank of India guidelines at March 31, 2003, was 11.10%.


                                           For and on behalf of the Board



K.V. KAMATH                                KALPANA MORPARIA
Managing Director &                        Executive Director
Chief Executive Officer



JYOTIN MEHTA                               N. S. KANNAN
General Manager &                          Chief Financial Officer & Treasurer
Company Secretary



G. VENKATAKRISHNAN                         BALAJI SWAMINATHAN
General Manager                            Senior General Manager
Corporate Accounts & Taxation

                                 EXHIBIT INDEX

Exhibit No.                    Description of Document

1.1     ICICI Bank Memorandum of Association, as amended.

1.2     ICICI Bank Articles of Association, as amended.

2.1 Deposit Agreement among ICICI Bank, Deutsche Bank and the holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt) (incorporated herein by reference to ICICI Bank's Registration Statement on Form F-1 (File No. 333-30132)).

2.2 Letter Agreements dated February 19, 2002 and April 1, 2002 amending and supplementing the Deposit Agreement (incorporated herein by reference to ICICI Bank's Annual Report on Form 20-F for the year ended March 31, 2002 filed on September 30, 2002).

2.3 ICICI Bank's Specimen Certificate for Equity Shares (incorporated herein by reference to ICICI Bank's Registration Statement on Form F-1 (File No. 333-30132)).

4.1     ICICI Bank's Employee Stock Option Plan, as amended.

4.2 ICICI Infotech Employee Stock Option Plan (incorporated herein by reference to ICICI Bank's Annual Report on Form 20-F for the year ended March 31, 2002 filed on September 30, 2002).

4.3     Description of the Carry Plan of ICICI Venture Funds Management Company.

4.4     ICICI Bank's Early Retirement Option Plan.

4.5 Scheme of Amalgamation of ICICI, ICICI Personal Financial Services, ICICI Capital Services with ICICI Bank (incorporated herein by reference to ICICI Bank's Annual Report on Form 20-F for the year ended March 31, 2002 filed on September 30, 2002).

4.6 Letter from the Reserve Bank of India to ICICI Bank dated April 26, 2002 approving the Scheme of Amalgamation of ICICI, ICICI Personal Financial Services, ICICI Capital Services with ICICI Bank (incorporated herein by reference to ICICI Bank's Annual Report on Form 20-F for the year ended March 31, 2002 filed on September 30, 2002).

8.1 List of Subsidiaries (included under "Business - Subsidiaries and Affiliates" herein).

12.1 Certification of the principal executive officer of the Company required by Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.

12.2 Certification of the principal financial officer of the Company required by Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.

13 Certification required by Rule 13a-14(b) of the Securities and Exchange Act of 1934, as amended and Section 1350 of Chapter 63 of Title 18 of the United States Code.

                                   SIGNATURES



        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                             For ICICI BANK LIMITED

                             By    : /s/ Jyotin Mehta
                                     ------------------------
                             Name  : Mr. Jyotin Mehta
                             Title : General Manager and Company Secretary.


Place : Mumbai
Date  : September 29, 2003