Form 20-F
period 2004-03-31
ICICI BANK LTD
filed 2004-09-30
CIK 1103838

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F
(Mark One)
[ ] Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

[X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended March 31, 2004

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

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report - 616,391,905 Equity Shares

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 month (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                    Yes [X]                                 No [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow.

                Item 17 [ ]                                 Item 18 [X]

                               TABLE OF CONTENTS

                                                                            Page
 Cross Reference Sheet.....................................................   3
 Certain Definitions ......................................................   5
 Forward-Looking Statements................................................   6
 Exchange Rates............................................................   7
 Risk Factors..............................................................   8
 Business  ................................................................  23
     Overview .............................................................  23
     History  .............................................................  25
     Shareholding Structure and Relationship with the Government of India..  26
     Strategy .............................................................  27
     Overview of ICICI Bank's Products and Services........................  31
     Funding ..............................................................  51
     Risk Management.......................................................  55
     Loan Portfolio........................................................  70
     Impaired Loans........................................................  75
     Subsidiaries and Affiliates ..........................................  83
     Technology............................................................  86
     Competition...........................................................  87
     Employees.............................................................  89
     Properties............................................................  91
     Legal and Regulatory Proceedings......................................  91
 Selected Consolidated Financial and Operating Data........................  94
 Operating and Financial Review and Prospects..............................  99
 Management................................................................ 141
 Overview of the Indian Financial Sector................................... 161
 Supervision and Regulation................................................ 172
 Exchange Controls......................................................... 191
 Market Price Information.................................................. 194
 Restriction on Foreign Ownership of Indian Securities..................... 196
 Dividends................................................................. 199
 Taxation.................................................................. 201
 Presentation of Financial Information..................................... 206
 Additional Information.................................................... 208
 Index to Consolidated Financial Statements................................ F-1
 Exhibit Index............................................................. 210

                                            CROSS REFERENCE SHEET

Form 20-F    Item Number and Caption                                Location                         Page
---------    -----------------------                                --------                         ----
Part - I
1            Identity of Directors, Senior
             Management and Advisers            Not applicable

2            Offer Statistics and Expected
             Timetable                          Not applicable

3            Key Information                    Selected Consolidated Financial and Operating Data     94
                                                Exchange Rates....................................      7
                                                Risk Factors......................................      8

4            Information on the Company         Business..........................................     23
                                                Operating and Financial Review and
                                                Prospects--Capital Expenditure.....................   131
                                                Operating and Financial Review and
                                                Prospects--Effect of Other Acquisitions............   101
                                                Operating and Financial Review and
                                                Prospects--Segment Revenues and Assets.............   133
                                                Overview of the Indian Financial Sector...........    161
                                                Supervision and Regulation........................    172

5            Operating and Financial
             Review and Prospects               Operating and Financial Review and Prospects......     99
                                                Business--Risk Management..........................    55

6            Directors, Senior Management and
             Employees                          Management........................................    141
                                                Business--Employees................................    89

7            Major Shareholders and             Business--Shareholding Structure and Relationship
             Related Party Transactions         with the Government of India......................     26
                                                Operating and Financial Review and
                                                Prospects--Related Party Transactions..............   135
                                                Management--Interest of Management in Certain
                                                Transactions......................................    160
                                                Management--Compensation and Benefits to Directors
                                                and Officers--Loans................................   158
                                                Market Price Information..........................    194
                                                Note 30 in Notes to Consolidated Financial
                                                Statements........................................   F-51

8            Financial Information              Report of Independent Auditors on Consolidated
                                                Financial Statements..............................    F-2
                                                Consolidated Financial Statements and the notes
                                                thereto...........................................    F-3
                                                Operating and Financial Review and Prospects--
                                                Significant Changes...............................    133
                                                Business--Legal and Regulatory Proceedings.........    91

                                                Dividends.........................................    199

9            The Offer and Listing              Market Price Information..........................    194
                                                Restriction on Foreign Ownership of Indian
                                                Securities........................................    196

10           Additional Information             Additional Information............................    208
                                                Exchange Controls.................................    191
                                                Taxation..........................................    201
                                                Restriction on Foreign Ownership of Indian
                                                Securities........................................    196
                                                Dividends.........................................    199

11           Quantitative and Qualitative       Business--Quantitative and Qualitative Disclosures
             Disclosures About Market Risk      About Market Risk.................................     61

12           Description of Securities Other
             than Equity Securities             Not applicable

Part - II
13           Defaults, Dividend Arrearages
             and Delinquencies                  Not applicable

14           Material Modifications to the
             Rights of Security Holders and
             Use of Proceeds                    Not applicable

15           Controls and Procedures            Business--Risk Management........................     55

16           [Reserved]                         Not applicable

16A          Audit Committee Financial Expert   Management--Corporate Governance--Audit Committee.    151

16B          Code of Ethics                     Management--Corporate Governance--Code of Ethics..    153

16C          Principal Accountant Fees and      Management--Corporate Governance--Principal
             Services                           Accountant Fees and Services......................    153

16D          Exemptions from the Listing
             Standards for Audit Committees     Not applicable

16E          Purchases of Equity Securities
             by the Issuer and Affiliated
             Purchasers                         Not applicable

Part - III
17           Financial Statements               See Item 18

18           Financial Statements               Report of Independent Auditors on Consolidated
                                                Financial Statements..............................    F-2
                                                Consolidated Financial Statements and the notes
                                                thereto...........................................    F-3

19           Exhibits                           Exhibit index and attached exhibits...............    210

                               CERTAIN DEFINITIONS

     ICICI Limited, ICICI Personal Financial Services Limited and ICICI Capital Services Limited amalgamated with and into ICICI Bank Limited, effective April 1, 2002 for accounting purposes under US GAAP. In this annual report, all references to "we", "our" and "us" are, as the context requires, to ICICI Bank Limited and its consolidated subsidiaries and other consolidated entities subsequent to the amalgamation. References to specific data applicable to particular subsidiaries or other consolidated entities are made by reference to the name of that particular company. References to "ICICI Bank" are, as the context requires, to ICICI Bank Limited on an unconsolidated basis subsequent to the amalgamation, to ICICI Bank Limited on an unconsolidated basis prior to the amalgamation, or to both. References to "ICICI" are to ICICI Limited and its consolidated subsidiaries and other consolidated entities prior to the amalgamation. References to "ICICI Personal Financial Services" are to ICICI Personal Financial Services Limited. References to "ICICI Capital Services" are to ICICI Capital Services Limited. References to the "amalgamation" are to the amalgamation of ICICI, ICICI Personal Financial Services and ICICI Capital Services with and into ICICI Bank. References to "the Scheme of Amalgamation" are to the Scheme of Amalgamation of ICICI, ICICI Personal Financial Services and ICICI Capital Services with ICICI Bank sanctioned by the High Court of Gujarat at Ahmedabad on March 7, 2002 and by the High Court of Judicature at Bombay on April 11, 2002 and approved by the Reserve Bank of India on April 26, 2002.

     Statement on Financial Accounting Standards No. 141 on "Business Combinations", issued by the Financial Accounting Standards Board, requires that business combinations be accounted for in the period in which the combination is consummated. The effective date of the amalgamation for accounting purposes under US GAAP was April 1, 2002. Accordingly, under US GAAP, the amalgamation has been reflected in the financial statements contained in this annual report for fiscal 2003 and fiscal 2004, as it was consummated in April 2002. Under US GAAP, the amalgamation was accounted for as a reverse acquisition. This means that ICICI was recognized as the accounting acquirer in the amalgamation, although ICICI Bank was the legal acquirer. Accordingly, the financial statements and other financial information contained in this annual report for fiscal 2002 and prior years, except where specifically stated otherwise, present the assets, liabilities and results of operations of ICICI.

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

                           FORWARD-LOOKING STATEMENTS

     We have included statements in this annual report which contain words or phrases such as "will", "would", "aim", "aimed", "will likely result", "is likely", "are likely", "believe", "expect", "expected to", "will continue", "will achieve", "anticipate", "estimate", "estimating", "intend", "plan", "contemplate", "seek to", "seeking to", "trying to", "target", "propose to", "future", "objective", "goal", "project", "should", "can", "could", "may", "will pursue", "our judgment" and similar expressions or variations of such expressions, that are "forward-looking statements". Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, the actual growth in demand for banking and other financial products and services, our ability to successfully implement our strategy, our ability to integrate recent or future mergers or acquisitions into our operations, future levels of impaired loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal or regulatory proceedings we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of Indian banking regulations on us, which includes the assets and liabilities of ICICI, a former financial institution not subject to Indian banking regulations, our ability to roll over our short-term funding sources, our exposure to market risks and the market acceptance of and demand for Internet banking services. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains, losses or impact on net interest income and net income could materially differ from those that have been estimated.

     In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this annual report include, but are not limited to general economic and political conditions in India, southeast Asia, and the other countries which have an impact on our business activities or investments, political or financial instability in India or any other country caused by any factor including any terrorist attacks in India, the United States or elsewhere, any anti-terrorist or other attacks by the United States, a United States-led coalition or any other country or any other acts of terrorism world-wide, the monetary and interest rate policies of India, political or financial instability in India or any other country caused by political uncertainty, tensions between India and Pakistan related to the Kashmir region or military armament or social unrest in any part of India, inflation, deflation, unanticipated turbulence in interest rates, changes in the value of the rupee, foreign exchange rates, equity prices or other rates or prices, the performance of the financial markets and level of Internet penetration in India and globally, changes in domestic and foreign laws, regulations and taxes, changes in competition and the pricing environment in India and regional or general changes in asset valuations. For a further discussion on the factors that could cause actual results to differ, see the discussion under "Risk Factors" contained in this annual report.

                                 EXCHANGE RATES

     Fluctuations in the exchange rate between the Indian rupee and the US dollar will affect the US dollar equivalent of the Indian rupee price of the equity shares on the Indian stock exchanges and, as a result, will affect the market price of our ADSs in the United States. These fluctuations will also affect the conversion into US dollars by the depositary of any cash dividends paid in Indian rupees on our equity shares represented by ADSs.

     On an average annual basis, the Indian rupee has consistently declined against the dollar since 1980. In early July 1991, the government adjusted the Indian rupee downward by an aggregate of approximately 20.0% against the dollar. The adjustment was effected as part of an economic package designed to overcome economic and foreign exchange problems. Since the Indian rupee was made convertible on the current account in March 1993, it has steadily depreciated on an average annual basis at a rate of approximately 5-6%. During fiscal 2003 and fiscal 2004, however, the rupee appreciated against the US dollar, from Rs.
49.06 per US$ 1.00 at May 31, 2002 to Rs. 43.40 per US$ 1.00 at March 31, 2004.
The rupee has again depreciated against the dollar during fiscal 2005 (through August 31, 2004) by 6.8%. The following table sets forth, for the periods indicated, certain information concerning the exchange rates between Indian rupees and US dollars based on the noon buying rate.

 Fiscal Year                                       Period End(1)  Average(1) (2)
--------------------------------------------------------------------------------
 1999............................................        42.50          42.27
 2000............................................        43.65          43.46
 2001 ...........................................        46.85          45.88
 2002............................................        48.83          47.80
 2003 ...........................................        47.53          48.43
 2004  ..........................................        43.40          45.78
 2005 (through September 24, 2004)...............        46.35          45.39

 Month                                                  High            Low
--------------------------------------------------------------------------------
 March 2004......................................        45.32          43.40
 April 2004......................................        44.52          43.40
 May 2004........................................        45.57          44.55
 June 2004 ......................................        46.21          44.94
 July 2004.......................................        46.45          45.66
 August 2004 ....................................        46.40          46.21
 September 2004 (through September 24, 2004).....        46.35          45.81
__________________

(1) The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.

(2) Represents the average of the noon buying rate on the last day of each month during the period.

     Although certain rupee amounts in this annual report have been translated into dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated below, or at all. Except in the section on "Market Price Information", all translations from rupees to dollars are based on the noon buying rate in the City of New York for cable transfers in rupees at March 31, 2004. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate at March 31, 2004 was Rs. 43.40 per US$ 1.00 and at August 31, 2004 was Rs. 46.35 per US$ 1.00.

                                  RISK FACTORS

     You should carefully consider the following risk factors as well as the other information contained in this annual report in evaluating us and our business.

Risks Relating to India

     A slowdown in economic growth in India could cause our business to suffer.

     The Indian economy has shown sustained growth over the last few years with real GDP growing at 8.2% in fiscal 2004, 4.0% in fiscal 2003 and 5.8% in fiscal 2002. The Index of Industrial Production grew at 6.9% in fiscal 2004 compared to 5.8% in fiscal 2003 and 2.7% in fiscal 2002. Any slowdown in the Indian economy or volatility of global commodity prices, in particular oil and steel prices, could adversely affect our borrowers and contractual counterparties. With the increasing importance of retail loans to our business, any slowdown in the growth of sectors like housing and automobiles could adversely impact our performance. Further, with the increasing importance of the agricultural sector in our business, any slowdown in the growth of the agricultural sector could also adversely impact our performance. Growth in the agricultural sector in India has been variable and dependent on climatic conditions, primarily the level and timing of rainfall. The agricultural sector grew by 9.1% in fiscal 2004 compared to a decline of 5.2% during fiscal 2003. Any slowdown could adversely affect our business, including our ability to grow our asset portfolio, the quality of our assets, our financial performance, our stockholders' equity, our ability to implement our strategy and the price of our equity shares and our ADSs.

     A significant increase in the price of crude oil could adversely affect the Indian economy, which could adversely affect our business.

     India imports approximately 70.0% of its requirements of crude oil, which were approximately 26.7% of total imports in fiscal 2004. The sharp increase in global crude oil prices during fiscal 2001 adversely affected the Indian economy in terms of volatile interest and exchange rates. This adversely affected the overall state of liquidity in the banking system leading to intervention by the Reserve Bank of India. Crude oil prices declined in fiscal 2002 due to weaker demand. During fiscal 2003, crude oil prices initially rose as a result of Middle-East tensions and in particular the US-led military action in Iraq before declining on account of the relatively short duration of the war. Conditions remain volatile in the Middle-East where most of the world's oil production facilities are located. There has been a sharp increase in global crude oil prices over the past few months (due to increased international oil demand and tensions in the Middle East), which has contributed to a rise in inflation, higher market interest rates in the Indian economy and a higher trade deficit. Any significant increase or volatility in oil prices, due to continuing or further tensions or hostilities or otherwise, could affect the Indian economy and the Indian banking and financial system, in particular through its impact on inflation, interest rates and the trade deficit. This could adversely affect our business including our ability to grow, the quality of our assets, our financial performance, our stockholders' equity, our ability to implement our strategy and the price of our equity shares and our ADSs.

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

     The most recent parliamentary elections were completed in May 2004. A coalition government led by the Indian National Congress party has been formed with Dr. Manmohan Singh as the Prime Minister of India. A significant change in the government's policies could adversely affect business and economic conditions in India and could also adversely affect our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

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

     India has from time to time experienced social and civil unrest and hostilities both internally and with neighboring countries. In recent years, there have been military confrontations between India and Pakistan in the Kashmir region and present relations between India and Pakistan continue to be tense on the issues of terrorism, armament and Kashmir. India has also experienced terrorist attacks in some parts of the country. These hostilities and tensions could lead to political or economic instability in India and a possible adverse effect on our business, our future financial performance and the price of our equity shares and our ADSs. For example, the terrorist attacks in the United States on September 11, 2001 and subsequent military action in Afghanistan and Iraq affected markets all over the world. The United States' continuing battle against terrorism could lengthen these regional hostilities and tensions. Further, India has also experienced social unrest in some parts of the country. If such tensions occur in other parts of the country leading to overall political and economic instability, it could have an adverse effect on our business, our future financial performance and the price of our equity shares and our ADSs.

     Trade deficits could cause our business to suffer and the price of our equity shares and our ADSs to go down.

     India's trade relationships with other countries can also influence Indian economic conditions. In fiscal 2004, India experienced a trade deficit of Rs.
628.7 billion (US$ 14.5 billion), an increase of Rs. 268.7 billion (US$ 6.2 billion) from fiscal 2003. In fiscal 2005 (through July 2004), the trade deficit increased significantly to Rs. 385.7 billion (US$ 8.9 billion) as compared to Rs. 251.0 billion (US$ 5.8 billion) in the corresponding period of the previous year, mainly due to the rise in global crude oil prices. International crude oil prices have increased from US$ 35.75 per barrel at March 31, 2004 to US$ 43.72 per barrel at July 31, 2004. If trade deficits increase or are no longer manageable, the Indian economy, and therefore our business, our financial performance, our stockholders' equity and the price of our equity shares and our ADSs, could be adversely affected.

     Natural calamities could have a negative impact on the Indian economy and could cause our business to suffer and the price of our equity shares and our ADSs to go down.

     India has experienced natural calamities like earthquakes, floods and drought in the past few years. The extent and severity of these natural disasters determine their impact on the Indian economy. In fiscal 2003, many parts of India received significantly less than normal rainfall. As a result of the drought conditions in the economy during fiscal 2003, the agricultural sector recorded a negative growth of 5.2%. According to the India Meteorological Department, rainfall for the period June 1, 2004 to August 25, 2004 has been 6.0% below normal. The erratic progress of the monsoon in 2004 has adversely affected sowing operations for certain crops. Further prolonged spells of below normal rainfall in the country or other natural calamities could have a negative impact on the Indian economy, affecting our business and causing the price of our equity shares and our ADSs to go down.

     Financial difficulty and other problems in certain financial institutions in India could cause our business to suffer and the price of our equity shares and our ADSs to go down.

     As an Indian bank, we are exposed to the risks of the Indian financial system which in turn may be affected by financial difficulties and other problems faced by certain Indian financial institutions. See "Overview of the Indian Financial Sector". As an emerging market system, the Indian financial system faces risks of a nature and extent not typically faced in developing countries, including the risk of deposit runs notwithstanding the existence of a national deposit insurance scheme. For example, in April 2003, unsubstantiated rumours, believed to have originated in Gujarat, a state in India, alleged that we were facing liquidity problems, although our liquidity position was sound. We witnessed higher than normal deposit withdrawals during April 11 to 13, 2003 on account of these unsubstantiated rumours. We successfully controlled the situation, but if such situations were to arise in future, any failure to control such situations could result in large deposit withdrawals which would adversely impact our liquidity position.

     In addition, certain Indian financial institutions have experienced difficulties in recent years. In July 2004, on an application by the Reserve Bank of India, the Indian government issued an order of moratorium on Global Trust Bank, a new private sector bank, and restricted withdrawals by depositors. The Reserve Bank of India subsequently announced a merger of Global Trust Bank with Oriental Bank of Commerce, a public sector bank. Some co-operative banks have also faced serious financial and liquidity crises. The problems faced by individual Indian financial institutions and any instability in or difficulties faced by the Indian financial system generally could create adverse market perception about Indian financial institutions and banks. This in turn could adversely affect our business, our future financial performance, our shareholders' funds and the price of our equity shares and our ADSs.

     A decline in India's foreign exchange reserves may affect liquidity and interest rates in the Indian economy which could adversely impact us.

     India's foreign exchange reserves increased 47.5% during fiscal 2004 and 7.2% during fiscal 2005 (through September 10, 2004) to US$ 118.3 billion. A decline in these reserves could result in reduced liquidity and higher interest rates in the Indian economy. Reduced liquidity or an increase in interest rates in the economy following a decline in foreign exchange reserves could adversely affect our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs. See also "- Risks Relating to Our Business".

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

Risks Relating to Our Business

     Our business is particularly vulnerable to interest rate risk and volatility in interest rates could cause our net interest margin, the value of our fixed income portfolio and our income from treasury operations to decline and adversely affect our financial performance.

     As an Indian bank, we are, as a result of the Indian reserve requirements more structurally exposed to interest rate risk than banks in many other countries. Under the regulations of the Reserve Bank of India, our liabilities are subject to the statutory liquidity ratio requirement which requires that a minimum specified percentage, currently 25.0%, of a bank's demand and time liabilities be invested in government of India securities and other approved securities. Pursuant to the amalgamation, the statutory liquidity ratio requirement was imposed on the liabilities acquired from ICICI. We earn interest on such government of India securities at rates which are less favourable than those which we typically receive in respect of our retail and corporate loan portfolio. The statutory liquidity ratio generally has a negative impact on net interest income and net interest margin since it requires us to invest in lower interest-earning securities. If our cost of funds does not decline at the same time and to the same extent as the yield on our interest-bearing assets, or if the yield on our interest-bearing assets does not increase at the same time and to the same extent as our cost of funds, our net interest margins would be adversely impacted. Our subsidiary ICICI Securities is a primary dealer in government of India securities and its net income in fiscal 2004 had a high proportion of fixed income securities trading gains. During fiscal 2005, the secondary market yields on government of India securities have been volatile due to expectations of tightening of monetary policy and increase in interest rates as a result of global trends, particularly in the United States, and rising oil prices and their impact on inflation in India. The yield on 10-year government of India securities increased from 5.1% at March 31, 2004 to a high of 6.7% at August 11, 2004 before declining again to 6.1% at August 31, 2004. The Reserve Bank of India has increased the cash reserve ratio (the percentage of a bank's demand and time liabilities that it must maintain in the form of cash balances with the Reserve Bank of India) from 4.5% to 4.75% effective September 18, 2004 and 5.0% effective October 2, 2004. In a rising interest rate environment, especially if the rise were sudden or sharp, we would be materially adversely affected by the decline in market value of our government securities portfolio and other fixed income securities. Our income from treasury operations is particularly vulnerable to interest rate volatility and an increasing interest rate environment is likely to adversely affect the income from our treasury operations. Declines in the value of our trading portfolio in such an environment will adversely affect our income.

     A large proportion of ICICI's loans comprised project finance assistance, a substantial portion of which was particularly vulnerable to completion risk.

     Long-term project finance assistance was a significant proportion of ICICI's asset portfolio. Although retail loans have significantly increased in our balance sheet, long-term project finance continues to be a significant proportion of our loan portfolio. The viability of these projects depends upon a number of factors, including completion risk, market demand, government policies and the overall economic environment in India and international markets. We cannot be sure that these projects will perform as anticipated. Over the last several years, we and ICICI experienced a high level of impaired loans in our project finance loan portfolio to industrial companies as a result of the downturn in certain global commodity markets and increased competition in India. In addition, a significant portion of infrastructure and other projects financed by us are still under implementation and present risks, including delays in the commencement of operations and breach of contractual obligations by counterparties that could impact the project's ability to generate revenues. We cannot assure you that future credit losses on account of such loans would not have a materially adverse effect on our profitability. If a substantial portion of these loans were to become impaired, the quality of our loan portfolio could be adversely affected.

     We have high concentrations of loans to certain customers and to certain sectors and if a substantial portion of these loans were to become impaired, the quality of our loan portfolio could be adversely affected.

     At year-end fiscal 2004, our 20 largest borrowers, based on gross outstanding balances, totaled approximately Rs. 149.6 billion (US$ 3.5 billion), which represented approximately 18.6% of our total gross loans outstanding (gross of unearned income and security deposits). Our largest single borrower by outstanding at that date was approximately Rs. 17.5 billion (US$ 402 million), which represented approximately 2.2% of our total gross loans outstanding. The largest borrower group of companies under the same management control accounted for approximately 4.5% of our total gross loans outstanding. Credit losses on these large single borrower and group exposures could adversely affect our business, our financial performance, our stockholders' equity and the prices of our equity shares and our ADSs.

     At year-end fiscal 2004, we had extended loans to several industrial sectors in India. At that date, approximately 40.5% of our gross restructured loan portfolio was concentrated in three sectors: iron and steel (19.6%), crude petroleum and refining (10.8%) and textiles (10.1%). At that date, approximately 42.2% of our gross other impaired loan portfolio was concentrated in three sectors: power (23.7%), iron and steel (11.2%) and petrochemicals (7.3%). Our total loan portfolio also had a significant concentration of loans in these sectors. These sectors have been adversely affected by economic conditions over the last few years in varying degrees. Although our loan portfolio contains loans to a wide variety of businesses, financial difficulties in these sectors could increase our level of impaired loans and adversely affect our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

     If we are not able to control or reduce the level of impaired loans in our portfolio, our business will suffer.

     Our gross restructured loans represented 20.4% of our gross loan portfolio at year-end fiscal 2004 and 21.5% of our gross loan portfolio at year-end fiscal 2003. Our gross other impaired loans represented 6.3% of our gross loan portfolio at year-end fiscal 2004 and 12.2% of our gross loan portfolio at year-end fiscal 2003. Our net restructured loans represented 16.7% of our net loans at year-end fiscal 2004 and 19.5% of our net loans at year-end fiscal 2003. Our net other impaired loans represented 4.0% of our net loans at year-end fiscal 2004 and 8.8% of our net loans at year-end fiscal 2003.

     In absolute terms, our total gross restructured and other impaired loans declined by 7.8% in fiscal 2004 over fiscal 2003. In fiscal 2003, our total gross restructured and other impaired loans increased by 58.1% over the total combined gross impaired loans of ICICI and ICICI Bank at year-end fiscal 2002.

     The growth of our and ICICI's gross restructured and other impaired loans over the past few years can be attributed to several factors, including increased competition arising from economic liberalization in India, variable industrial growth, the high level of debt in the financing of projects and capital structures of companies in India and the high interest rates in the Indian economy during the period in which a large number of projects contracted their borrowings, which reduced the profitability for certain borrowers, and the resultant restructuring of certain Indian companies. The decline in our total gross restructured and other impaired loans is primarily due to recoveries and reclassification of loans as unimpaired based on satisfactory performance of the borrower accounts as per the contractual terms of payment. This was offset, in part, by the continuing process of restructuring of loans to corporations in several sectors as well as classification of additional loans as impaired based on default in payment. It is expected that the restructuring process will continue in fiscal 2005.

     Further, we have experienced rapid growth in our retail loan portfolio. Our gross consumer loans and credit card receivables increased from Rs. 188.3 billion (US$ 4.3 billion), constituting 27.5% of our gross loans at year-end fiscal 2003 to Rs. 311.9 billion (US$ 7.2 billion), constituting 39.2% of our gross loans at year-end fiscal 2004. We cannot assure you that there will be no additional impaired loans on account of these retail loans and that such impaired loans will not have a materially adverse impact on the quality of our loan portfolio. The factors that could cause impaired loans in our retail loan portfolio to increase are substantially similar to those factors relevant in developed countries which include rise in unemployment, prolonged recessionary conditions and a sharp and sustained rise in interest rates.

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

     A number of factors will affect our ability to control and reduce impaired loans. Some of these, including developments in the Indian economy, movements in global commodity markets, global competition, interest rates and exchange rates, are not within our control. There can be no assurance that troubled debt restructuring approved by us will be successful and the borrowers will meet their obligations under the restructured terms. Although we are increasing our efforts to improve collections and to foreclose on existing impaired loans, we cannot assure you that we will be successful in our efforts or that the overall quality of our loan portfolio will not deteriorate in the future. If we are not able to control and reduce our impaired loans, or if there is a significant increase in our impaired loans, our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs could be adversely affected.

     If there is a further deterioration in our impaired loan portfolio and we are not able to improve our allowance for loan losses as a percentage of impaired loans, the price of our equity shares and our ADSs could go down.

     Although we believe that our allowance for loan losses is adequate to cover all known losses in our portfolio of assets, the level of our impaired loans is significantly higher than the average percentage of impaired loans in the portfolios of banks in more developed countries.

     At year-end fiscal 2004, our allowance for loan losses on restructured loans represented 25.2% of gross restructured loans and our allowance for loan losses on other impaired loans represented 42.7% of gross other impaired loans. At year-end fiscal 2003, our allowance for loan losses on restructured loans represented 16.8% of gross restructured loans and our allowance for loan losses on other impaired loans represented 33.5% of gross other impaired loans.

     Although we believe that our allowances for loan losses will be adequate to cover all known losses in our asset portfolio, we cannot assure you that there will be no deterioration in the allowance for loan losses as a percentage of gross impaired loans or otherwise or that the percentage of impaired loans that we will be able to recover will be similar to our and ICICI's past experience of recoveries of impaired loans. In the event of any further deterioration in our impaired loan portfolio, there could be an adverse impact on our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

     We may experience delays in enforcing our collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security exposing us to a potential loss.

     A substantial portion of our loans to corporate customers, primarily comprising loans made by ICICI, is secured by real assets, including property, plant and equipment. Our loans to corporate customers also include working capital credit facilities that are typically secured by a first lien on inventory, receivables and other current assets. In some cases, we may have taken further security of a first or second lien on fixed assets, a pledge of financial assets like marketable securities, corporate guarantees and personal guarantees. A substantial portion of our loans to retail customers is also secured by the assets financed, predominantly property and vehicles. Although in general our loans are over-collateralized, an economic downturn could result in a fall in relevant collateral values.

     In India, foreclosure on collateral generally requires a written petition to an Indian court or tribunal. An application, when made, may be subject to delays and administrative requirements that may result, or be accompanied by, a decrease in the value of the collateral. In the event a corporate borrower makes a reference to a specialized quasi-judicial authority called the Board for Industrial and Financial Reconstruction, foreclosure and enforceability of collateral is stayed. The Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002, has strengthened the ability of lenders to resolve non-performing assets by granting them greater rights as to enforcement of security and recovery of dues from corporate borrowers. There can be no assurance that the legislation will have a favorable impact on our efforts to resolve non-performing assets. See also "Overview of the Indian Financial Sector - Recent Structural Reforms - Legislative Framework for Recovery of Debts Due to Banks." We cannot guarantee that we will be able to realize the full value on our collateral, as a result of, among other factors, delays in bankruptcy and foreclosure proceedings, defects in the perfection of collateral and fraudulent transfers by borrowers. A failure to recover the expected value of collateral security could expose us to a potential loss. Any unexpected losses could adversely affect our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

     We face greater credit risks than banks in developed countries.

     Our principal business is to provide financing to our clients, a predominant number of whom are based in India. At year-end fiscal 2004, loans outside India constituted only 1.4% of our gross loans. In the past, ICICI focused its activities on financing large-scale projects. Increasingly, we are focusing on lending to individuals, as well as large corporate customers, many of who have strong credit ratings, as well as select small and middle market companies. Our loans to small and middle market companies can be expected to be more severely affected by adverse developments in the Indian economy than loans to large corporations. In all of these cases, we are subject to the credit risk that our borrowers may not pay in a timely fashion or may not pay at all. The credit risk of all our borrowers is higher than that in more developed countries due to the higher uncertainty in the Indian regulatory, political, economic and industrial environment and difficulties that many of our borrowers face in adapting to instability in world markets and technological advances taking place across the world. Unlike several developed countries, India does not have an operational nationwide credit bureau which may affect the quality of information available to us about the credit history of our borrowers, especially individuals and small businesses. In addition, increased competition arising from economic liberalization in India, variable industrial growth, a sharp decline in commodity prices, the high level of debt in the financing of projects and capital structures of companies in India and the high interest rates in the Indian economy during the period in which a large number of projects contracted their borrowings has reduced the profitability of certain of our borrowers which in turn could adversely affect our loan portfolio and accordingly our business.

     Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity our business could be adversely affected.

     Most of our incremental funding requirements, including replacement of maturing liabilities of ICICI which generally had longer maturities, are met through short-term funding sources, primarily in the form of deposits including inter-bank deposits. However, a large portion of our assets, primarily the assets of ICICI and our home loan portfolio, have medium or long-term maturities, creating a potential for funding mismatches. Our customer deposits are generally of less than one year maturity. If a substantial number of our depositors do not roll over deposited funds upon maturity, our liquidity position could be adversely affected. The failure to obtain rollover of customer deposits upon maturity or to replace them with fresh deposits could have a material adverse effect on our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

     In April 2003, unsubstantiated rumours believed to have originated in Gujarat, a state in India, alleged that we were facing liquidity problems, although our liquidity position was sound. We witnessed higher than normal deposit withdrawals during the period April 11 to 13, 2003, on account of these unsubstantiated rumours. We successfully controlled the situation, but if such situations were to arise in future, any failure to control such situations could result in large deposit withdrawals, which would adversely impact our liquidity position.

     Material changes in the regulations which govern us could cause our business to suffer and the price of our equity shares and our ADSs to go down.

     Banks in India operate in a highly regulated environment. The Reserve Bank of India extensively supervises and regulates banks. In addition, banks are subject generally to changes in Indian law, as well as to changes in regulation and government policies, income tax laws and accounting principles. See "Supervision and Regulation". For example, on September 11, 2004, the Reserve Bank of India increased the cash reserve ratio from 4.5% to 4.75% effective September 18, 2004 and 5.0% effective October 2, 2004 and reduced the rate of interest that it pays on the eligible cash reserve ratio balances from the bank rate (currently 6.0%) to 3.5%. This will have a negative impact on our net interest income in fiscal 2005. The laws and regulations governing the banking sector could change in the future and any such changes could adversely affect our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

     A determination against us in respect of disputed tax assessments may adversely impact our financial performance.

     At year-end fiscal 2004, we had been assessed an aggregate of Rs. 25.2 billion (US$ 579 million) in excess of the provision made in our accounts, in income tax, interest tax, wealth tax and sales tax demands by the government of India's tax authorities. We have appealed each of these tax demands. While we expect that no additional liability will arise out of these disputed demands, there can be no assurance that these matters will be settled in our favor, and that no further liability will arise out of these demands. Any additional tax liability may adversely impact our financial performance and the price of our equity shares and our ADSs.

     We are involved in various litigations and any final judgement awarding material damages against us could have a material adverse impact on our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

     We are often involved in litigations for a variety of reasons, which generally arise because we seek to recover our dues from borrowers or because customers seek claims against us. We believe, based on the facts of the cases and consultation with counsel, that these cases generally do not involve the risk of a material adverse impact on our financial performance or stockholders' equity. The vast majority of these cases arise in the normal course and do not involve the risk of a material adverse impact on our financial performance or stockholders' equity. Where we assess that there is a material risk of loss, it is our policy to make provisions for the loss; however, we do not make provisions where our assessment is that the risk is insignificant. We have not made any provisions for a suit filed by Mardia Chemicals against ICICI Bank, Mr. K. V. Kamath, Managing Director and CEO and Ms. Lalita D. Gupte, Joint Managing Director, for an amount of Rs. 56.3 billion (US$ 1.3 billion) on the grounds that Mardia Chemicals had allegedly suffered financial losses on account of ICICI's failure to provide adequate financial facilities, ICICI's recall of the advanced amount and ICICI's filing of a recovery action against it. We cannot guarantee that the judgment in this suit would be favourable to us and should our assessment of the risk change, our view on provisions will also change. We have also not made any provisions for an arbitration proceeding in London, brought against us and other Indian lenders by certain foreign lenders in relation to a dispute under an inter-creditor agreement in connection with a power project, the principal sponsor of which has filed for bankruptcy in the United States, claiming damages against us and other Indian lenders in an aggregate amount of US$ 534 million. Any final judgement awarding material damages against us in this arbitration proceeding could, however, have a material adverse impact on our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs. We cannot guarantee that the arbitration will be concluded in a manner favourable to us and should our assessment of the risk change, our view on provisions will also change.

     We have experienced recent and rapid growth in our retail loan portfolio and our business strategy supports continued growth in this area. Our inability to grow further or succeed in retail products and services may adversely affect our business.

     We are a relatively new entrant into the retail loan business and have achieved significant growth in this sector since the amalgamation. At year-end fiscal 2004, consumer loans and credit card receivables represented 39.2% of our gross loans outstanding as compared to 27.5% of our gross loans outstanding at year-end fiscal 2003. Our present business strategy reflects continued focus on further growth in this sector. While we anticipate continued significant demand in this area, we cannot assure you that our retail portfolio will continue to grow as expected. Our inability to grow further or succeed in retail products and services may adversely affect our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

     Retail products and services could expose us to the risk of financial irregularities by various intermediaries and customers. We cannot assure you that our skills and management information systems will be adequate to successfully manage these retail products and services. Our retail loans are relatively new and there is no assurance that there will be no additional impaired loans on account of these loans and that such impaired loans will not have a materially adverse impact on the quality of our loan portfolio.

     If we are not able to succeed in our new business areas, we may not be able to meet our projected earnings and growth targets.

     ICICI entered the life insurance business in fiscal 2001 and the non-life insurance business in fiscal 2002 through its majority-owned joint ventures, which are now majority-owned joint ventures of ICICI Bank. We are also seeking to expand internationally by leveraging on our home country links and technology competencies in financial services. We are a new entrant in the international business and the skills required for this business could be different from those for our domestic businesses. The life insurance business and the international business are expected to require substantial capital. We cannot be certain that these new businesses will perform as anticipated. Our inability to grow or succeed in new business areas may adversely affect our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

     We are exposed to fluctuation in foreign exchange rates.

     As a financial intermediary we are exposed to exchange rate risk. We comply with regulatory limits on our unhedged foreign currency exposure by making foreign currency loans on terms that are generally similar to our foreign currency borrowings and thereby transferring the foreign exchange risk to the borrower or through active use of cross-currency swaps and forwards to generally match the currencies of our assets and liabilities. However, we are exposed to fluctuation in foreign currency rates for our unhedged exposure. Adverse movements in foreign exchange rates may also impact our borrowers negatively which may in turn impact the quality of our exposure to these borrowers. Volatility in foreign exchange rates could adversely affect our business, our future financial performance, our shareholders' funds and the price of our equity shares and our ADSs.

     Our business is very competitive and our growth strategy depends on our ability to compete effectively.

     We face intense competition from Indian and foreign commercial banks in all our products and services. Additonally, the Indian financial sector may experience further consolidation, resulting in fewer banks and financial institutions, some of which may have greater resources than us. The government of India has also announced measures that would permit foreign banks to establish wholly-owned subsidiaries in India or acquire up to 74.0% of any Indian private sector bank. Due to competitive pressures, we may be unable to successfully execute our growth strategy and offer products and services at reasonable returns and this may adversely impact our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

     Significant security breaches in our computer system and network infrastructure and frauds could adversely impact our business.

     We seek to protect our computer systems and network infrastructure from physical break-ins as well as security breaches and other disruptive problems caused by our increased use of the Internet. Computer break-ins and power disruptions could affect the security of information stored in and transmitted through these computer systems and network infrastructure. We employ security systems, including firewalls and password encryption, designed to minimise the risk of security breaches. Although we intend to continue to implement security technology and establish operational procedures to prevent break-ins, damage and failures, there can be no assurance that these security measures will be successful. A significant failure in security measures could have a material adverse effect on our business, our future financial performance and the price of our equity shares and our ADSs. Our business operations are based on a high volume of transactions. Although we take adequate measures to safeguard against system related and other frauds, there can be no assurance that we would be able to prevent frauds. Our reputation could be adversely affected by significant frauds committed by employees, customers or outsiders.

     System failures could adversely impact our business.

     Given the increasing share of retail products and services and transaction banking services in our total business, the importance of systems technology to our business has increased significantly. Our principal delivery channels include ATMs, call centers and the Internet. Any failure in our systems, particularly for retail products and services and transaction banking, could significantly affect our operations and the quality of customer service and could result in business and financial losses and adversely affect the price of our equity shares and our ADSs.

     Any inability to attract and retain talented professionals may impact our business.

     Attracting and retaining talented professionals is a key element of our strategy and we believe it to be a significant source of competitive advantage. An inability to attract and retain talented professionals or the resignation or loss of key management personnel may have an adverse impact on our business, our future financial performance and the price of our equity shares and our ADSs.

Risks Relating to the ADSs and Equity Shares

     You will not be able to vote your ADSs.

     ADS holders have no voting rights unlike holders of the equity shares who have voting rights. The depositary will exercise its right to vote on the equity shares represented by the ADSs as directed by our board of directors. However, under the Banking Regulation Act, no person holding shares in a banking company can exercise more than 10.0% of the total voting power. This means that the depositary, which owned approximately 21.8% of our equity shares as of August 27, 2004, could vote only 10.0% of our equity shares. If you wish, you may withdraw the equity shares underlying the ADSs and seek to vote the equity shares you obtain from the withdrawal. However, for foreign investors, this withdrawal process may be subject to delays. For a discussion of the legal restrictions triggered by a withdrawal of the equity shares from the depositary facility upon surrender of ADSs, see "Restriction on Foreign Ownership of Indian Securities".

     US investors will be subject to special tax rules, including the possible imposition of interest charges, if ICICI Bank is considered to be a passive foreign investment company.

     Based upon certain proposed Treasury Regulations which are proposed to be effective for taxable years beginning after December 31, 1994 and upon certain management estimates, ICICI Bank does not expect to be a Passive Foreign Investment Company (PFIC). ICICI Bank has based the expectation that it is currently not a PFIC on, among other things, provisions in the proposed Treasury Regulations that provide that certain restricted reserves (including cash and securities) of banks are assets used in connection with banking activities and are not passive assets, as well as the composition of ICICI Bank's income and ICICI Bank's assets from time to time. Since there can be no assurance that such proposed Treasury Regulations will be finalized in their current form or not at all, and since the composition of income and assets of ICICI Bank will vary over time, there can be no assurance that ICICI Bank will not be considered a PFIC for any taxable year. If ICICI Bank is a PFIC for any taxable year during which a US investor (see "Taxation - United States Taxation") holds equity shares or ADSs of ICICI Bank, the US investor would be subject to special tax rules, including the possible imposition of interest charges (see "Taxation - United States Tax - Passive Foreign Investment Company Rules").

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

     ADS holders seeking to sell in India any equity shares withdrawn upon surrender of an ADS will require the Reserve Bank of India's approval for each such transaction unless the sale of such equity shares is made on a stock exchange or in connection with an offer made under the regulations regarding takeovers. We cannot guarantee that any approval will be obtained in a timely manner or at all. Because of possible delays in obtaining requisite approvals, investors in equity shares may be prevented from realizing gains during periods of price increases or limiting losses during periods of price declines.

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

     Life Insurance Corporation of India, General Insurance Corporation of India and government-owned general insurance companies, each of which is directly or indirectly controlled by the Indian government, are among our principal shareholders. At August 27, 2004, government-controlled entities owned approximately 17.1% of our outstanding equity shares. Deutsche Bank Trust Company Americas holds the equity shares represented by 80.01 million ADSs outstanding and equivalent to 21.8% of our outstanding equity shares, as depositary on behalf of the holders of the ADSs. The ADSs are listed on the New York Stock Exchange. Our other large equity shareholders include Allamanda Investments Pte. Limited, a subsidiary of Temasek Holdings Limited, the government of Singapore, HWIC Asia Fund, an affiliate of Fairfax Financial Holdings Limited and Bajaj Auto Limited, an Indian company. Any substantial sale of our equity shares by these or other large shareholders could adversely affect the price of our equity shares and our ADSs.

     Conditions in the Indian securities market may affect the price or liquidity of our equity shares and our ADSs.

     The Indian securities markets are smaller and more volatile than securities markets in developed economies. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities.

     Indian stock exchanges have also experienced problems that have affected the market price and liquidity of the securities of Indian companies. These problems have included temporary exchange closures, broker defaults, settlement delays and strikes by brokers. The Stock Exchange, Mumbai, or the BSE, was closed for three days in March 1995 following a default by a broker. In March 2001, the BSE dropped 667 points or 15.6% and there were also rumors of insider trading in the BSE leading to the resignation of the BSE president and several other members of the governing board. In the same month, the Kolkata Stock Exchange, formerly known as the Calcutta Stock Exchange, suffered a payment crisis when several brokers defaulted and the exchange invoked guarantees provided by various Indian banks. In April 2003, the decline in the price of the equity shares of a leading Indian software company created volatility in the Indian stock markets and created temporary concerns regarding our exposure to the equity markets. On May 17, 2004, the BSE Sensex fell by 565 points from 5,070 to 4,505, creating temporary concerns regarding our exposure to the equity markets. Both the Stock Exchange, Mumbai and the National Stock Exchange halted trading on the exchanges on May 17, 2004 in view of the sharp fall in prices of securities. In addition, the governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Further, from time to time, disputes have occurred between listed companies and stock exchanges and other regulatory bodies, which in some cases may have had a negative effect on market sentiment. In recent years, there have been changes in laws and regulations for the taxation of dividend income, which have impacted the Indian equity capital markets. See "Dividends". Similar problems or changes could occur in the future and, if they did, they could affect the market price and liquidity of our equity shares and our ADSs.

     Settlement of trades of equity shares on Indian stock exchanges may be subject to delays.

     The equity shares represented by the ADSs are currently listed on the Stock Exchange, Mumbai and the National Stock Exchange of India. Settlement on those stock exchanges may be subject to delays and an investor in equity shares withdrawn from the depositary facility upon surrender of ADSs may not be able to settle trades on such stock exchanges in a timely manner.

     The imposition of securities transaction tax could adversely impact the Indian securities market and the price of our equity shares and our ADSs.

     The government of India's budget for fiscal 2004 has introduced the securities transaction tax. Effective October 1, 2004, the purchase and sale of equity shares on a recognized stock exchange in India settled by actual delivery or transfer will be subject to securities transaction tax at the rate of 0.075%, on the value of the transaction, recoverable from the purchaser and the seller. See "Taxation - Taxation on sale of Equity Shares or ADSs". The introduction of the transaction tax could have a negative impact on market sentiment and trading volumes and may adversely impact the price of our equity shares and ADSs.

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

     Subsequent to year-end fiscal 2004, we issued 115,920,758 new equity shares, representing 18.8% of our outstanding equity shares at year-end fiscal 2004. In addition, up to 5.0% of our issued equity shares may be issued in accordance with our employee stock option scheme to eligible employees. At August 31, 2004, ICICI Bank had granted a total of 28,941,975 stock options, of which 5,642,108 had been exercised, 5,809,619 had vested but had not been exercised and 2,373,639 had lapsed or been forfeited at that date. The total stock options granted, less options lapsed or forfeited, were 3.7 % of our issued equity shares. There is a risk that growth in our business, including in our international operations and our insurance business, could require us to fund this growth through additional equity offerings. Any future issuance of equity shares would dilute the positions of investors in the ADSs and equity shares, and could adversely affect the market price of our equity shares and our ADSs.

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

     On an average annual basis, the rupee has declined against the US dollar since 1980. As measured by the Reserve Bank of India's reference rate, the rupee lost approximately 12.8% of its value against the US dollar from September 1999 to May 2002, depreciating from Rs. 43.47 per US$ 1.00 on September 1, 1999 to Rs. 49.03 per US$ 1.00 on May 31, 2002 before appreciating to Rs. 45.39 per US$
1.00 on May 28, 2004. The rupee has depreciated again by 4.2% since May 28, 2004 to reach Rs. 47.31 per US$ 1.00 on August 27, 2004. In addition, in the past, the Indian economy has experienced severe foreign exchange shortages.

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

                                    BUSINESS

Overview

     We offer a wide range of banking products and services to corporate and retail customers through a variety of delivery channels. In fiscal 2004, we made a net profit of Rs. 5.2 billion (US$ 120 million) compared to a net loss of Rs.
8.0 billion (US$ 184 million) in fiscal 2003. At year-end fiscal 2004, we had assets of Rs. 1,409.1 billion (US$ 32.5 billion) and stockholders' equity of Rs.
94.5 billion (US$ 2.2 billion).

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

     Statement on Financial Accounting Standards No. 141 on "Business Combinations", issued by the Financial Accounting Standards Board, requires that business combinations be accounted for in the period in which the combination is consummated. The effective date of the amalgamation for accounting purposes under US GAAP was April 1, 2002. Accordingly, under US GAAP, the amalgamation has been reflected in the financial statements for fiscal 2003 and fiscal 2004 contained in this annual report, as it was consummated in April 2002. Under US GAAP, the amalgamation was accounted for as a reverse acquisition. This means that ICICI was recognized as the accounting acquirer in the amalgamation, although ICICI Bank was the legal acquirer. Accordingly, the financial statements and other financial information contained in this annual report for fiscal 2002 and prior years, except where specifically stated otherwise, present the assets, liabilities and results of operations of ICICI.

     Under Indian GAAP, the amalgamation was accounted for on March 30, 2002, the Appointed Date specified in the Scheme of Amalgamation, with ICICI Bank recognized as the accounting acquirer.

     During fiscal 2004, we offered products and services in the areas of commercial banking to corporate and retail customers, both domestic and international, investment banking and other products including insurance.

     Our commercial banking products and services for retail customers include both retail loans and retail liability products and services. We offer a wide range of retail credit products including home loans, automobile loans, commercial vehicle loans, two wheeler loans, dealer financing, personal loans, credit cards, loans against time deposits and loans against shares. We also offer loans and fee-based services to small enterprises, which include suppliers and dealers of large corporations, and clusters of small enterprises that have a homogeneous profile. We take rupee and foreign currency deposits from customers in India as well as non-resident Indians. Our deposit products include checking accounts and time deposits, with specific products for customers in various segments, like student accounts, payroll accounts, accounts for small businesses and non-resident Indian accounts. We also offer retail bond products. Our other retail products and services include private banking, debit cards, fund transfer facilities and utility bill payment services. We also distribute third party investment products, including government of India Relief Bonds, mutual funds and insurance policies issued by our joint ventures, ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company.

     Our commercial banking operations for corporate customers include a range of products and services for India's leading corporations and growth-oriented middle market businesses. Our products and services for corporate customers include loan products and fee and commission-based products and services. Our loan products consist of project finance, corporate finance and working capital loans, including cash credit facilities and bill discounting. Fee and commission-based products and services include documentary credits, standby letters of credit, project finance guarantees, cash management services, escrow and trust and retention accounts, cross-border trade services, payment services, custodial services and loan syndication. We also take rupee or foreign currency deposits with fixed or floating interest bases from our corporate customers. Our deposit taking products include certificates of deposit, checking accounts and time deposits. We also offer agricultural financing products.

     Our investment banking business includes ICICI Bank's treasury operations. ICICI Bank's treasury operations include maintenance and management of regulatory reserves, proprietary trading in equity, fixed income and foreign exchange, a range of products and services for corporate customers, such as forward contracts and interest rate and currency swaps, and foreign exchange products and services. Through its treasury operations, ICICI Bank manages its balance sheet including the maintenance of required regulatory reserves and seeks to optimize profits from its trading portfolio by taking advantage of market opportunities. There is no restriction on active management of ICICI Bank's regulatory portfolio through sales and purchases of securities. Our investment banking business also includes corporate advisory services, including advice on financing and strategic transactions, underwriting and placement of equity offerings and brokering, and fixed income operations, including primary dealership in government securities and proprietary operations in various money market instruments, all of which are undertaken by ICICI Securities Limited, our investment banking subsidiary. Funds managed by our subsidiary ICICI Venture Funds Management Company Limited provide venture capital funding to start-up companies, as well as private equity to a range of companies.

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

     We believe that the international markets present a major growth opportunity and have, therefore, expanded the range of our commercial banking products to international customers. Our strategy for growth in international markets is based on leveraging home country links and technology for international expansion by capturing market share in select international markets. We have identified North America, the United Kingdom, the Middle-East and South-East Asia as the key regions for establishing our international presence. We currently have subsidiaries in the United Kingdom and Canada, branches in Singapore and Bahrain and representative offices in the United States, China, United Arab Emirates and Bangladesh. We have also received regulatory approval to set up a representative office in South Africa and propose to establish a subsidiary in Russia.

     We offer our customers a choice of delivery channels including physical branches, ATMs, telephone banking call centers and the Internet. In recent years, we have expanded our physical delivery channels, including bank branches and ATMs, to cover a total of approximately 1,790 locations in 311 centers throughout India at year-end fiscal 2004.

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

History

     ICICI was formed in 1955 at the initiative of the World Bank, the government of India and representatives of Indian industry. The principal objective was to create a development financial institution for providing medium-term and long-term project financing to Indian businesses. Until the late 1980s, ICICI primarily focused its activities on project finance, providing long-term funds to a variety of industrial projects. With the liberalization of the financial sector in India in the 1990s, ICICI transformed its business from a development financial institution offering only project finance to a diversified financial services provider that, along with its subsidiaries and other group companies, offered a wide variety of products and services. As India's economy became more market-oriented and integrated with the world economy, ICICI capitalized on the new opportunities to provide a wider range of financial products and services to a broader spectrum of clients.

     ICICI Bank was incorporated in 1994 as a part of the ICICI group. ICICI Bank's initial equity capital was contributed 75.0% by ICICI and 25.0% by SCICI Limited, a diversified finance and shipping finance lender of which ICICI owned 19.9% at December 1996. Pursuant to the merger of SCICI into ICICI, ICICI Bank became a wholly-owned subsidiary of ICICI. Effective March 10, 2001, ICICI Bank acquired Bank of Madura, an old private sector bank, in an all-stock merger.

     The issue of universal banking, which in the Indian context means conversion of long-term lending institutions such as ICICI into commercial banks, has been discussed at length over the past few years. Conversion into a bank offered ICICI the ability to accept low-cost demand deposits and offer a wider range of products and services, and greater opportunities for earning non-fund based income in the form of banking fees and commissions. ICICI Bank also considered various strategic alternatives in the context of the emerging competitive scenario in the Indian banking industry. ICICI Bank identified a large capital base and size and scale of operations as key success factors in the Indian banking industry. In view of the benefits of transformation into a bank and the Reserve Bank of India's pronouncements on universal banking, ICICI and ICICI Bank decided to merge.

     At the time of the merger, both ICICI Bank and ICICI were publicly listed in India and on the New York Stock Exchange. The amalgamation was approved by each of the boards of directors of ICICI, ICICI Personal Financial Services, ICICI Capital Services and ICICI Bank at the respective board meetings held on October 25, 2001. The amalgamation was approved by ICICI Bank's and ICICI's shareholders at their extraordinary general meetings held on January 25, 2002 and January 30, 2002, respectively. The amalgamation was sanctioned by the High Court of Gujarat at Ahmedabad on March 7, 2002 and by the High Court of Judicature at Bombay on April 11, 2002. The amalgamation was approved by the Reserve Bank of India on April 26, 2002. The amalgamation became effective on May 3, 2002 and the date of the amalgamation for accounting purposes under US GAAP was April 1, 2002.Pursuant to the amalgamation, the shareholders of ICICI were issued ICICI Bank equity shares in the ratio of one fully paid-up equity share, par value Rs. 10 per share, of ICICI Bank for every two fully paid-up equity shares, par value Rs. 10 per share, of ICICI Bank. As there were five ICICI equity shares underlying each ICICI ADS and two ICICI Bank equity shares underlying each ICICI Bank ADS, holders of ICICI ADSs were issued five ICICI Bank ADSs for every four ICICI ADSs.

Shareholding Structure and Relationship with the Government of India

     The following table sets forth, at August 27, 2004, certain information regarding the ownership of our equity shares.

                                                                               --------------------------------
                                                                                Percentage
                                                                                 of total
                                                                                  equity
                                                                                  shares       Number of equity
                                                                               outstanding       shares held
                                                                               --------------------------------
Government-controlled shareholders:
   Life Insurance Corporation of India......................................          10.11         74,217,104
   General Insurance Corporation of India and government-owned general
    insurance companies.....................................................           6.30         46,284,604
   Other government-controlled institutions, corporations and banks.........           0.67          4,925,255
                                                                               --------------------------------
 Total government-controlled shareholders...................................          17.08        125,426,963
                                                                               --------------------------------

 Other Indian investors:
   Individual domestic investors (1) (2)....................................           7.92         58,146,757
   Bajaj Auto Limited ......................................................           3.40         24,957,373
   Indian corporates and others (excluding Bajaj Auto Limited)..............           0.97          7,155,897
   Mutual funds and banks (other than government-controlled banks)..........           0.53          3,906,966

                                                                               --------------------------------
 Total other Indian investors...............................................          12.82         94,166,993
                                                                               --------------------------------
 Total Indian investors.....................................................          29.90        219,593,956
                                                                               --------------------------------

 Foreign investors:
   Deutsche Bank Trust Company Americas, as depositary......................          21.79        160,025,318
   Allamanda Investments Pte. Limited.......................................           9.02         66,234,627
   HWIC Asia Fund...........................................................           4.63         33,965,361
   Government of Singapore..................................................           4.22         30,995,744
   Foreign institutional investors, foreign banks, overseas corporate bodies and non-resident Indians (excluding Allamanda Investments Pte. Limited,
     HWIC Asia Fund and Government of Singapore) (1)........................          30.44        223,571,050
                                                                               --------------------------------
 Total foreign investors....................................................          70.10        514,792,100
                                                                               --------------------------------
 Total .....................................................................         100.00        734,386,056
                                                                               ================================

____________

(1) Executive officers and directors as a group held less than 0.5% of the equity shares as of this date.

(2) No single shareholder in this group owned 5.0% or more of ICICI Bank's equity shares as of this date.

     In April 2004, we issued 115,920,758 equity shares to foreign and domestic institutional investors and domestic retail investors at a price of Rs. 280 (US$
6) per share, totaling Rs. 32.5 billion (US$ 748 million).

     The holding of government-controlled shareholders was 17.1% as at August 27, 2004 against 17.8% at August 29, 2003. The holding of Life Insurance Corporation of India was 10.1% at August 27, 2004 compared to 8.0% at August 29, 2003 primarily due to the issuance of shares to Life Insurance Corporation of India in April 2004.

     We operate as an autonomous and commercial enterprise, making decisions and pursuing strategies that are designed to maximize shareholder value, and the Indian government has never directly held any of our shares. There is no shareholders' agreement or voting trust relating to the ownership of the shares held by the government-controlled shareholders. We do not have any agreement with our government-controlled shareholders regarding management control, voting rights, anti-dilution or any other matter. The government of India has guaranteed certain of our domestic and multilateral borrowings. Under the terms of these loan and guarantee facilities provided by the government of India to us, the government of India is entitled to appoint and has appointed one representative to our board. We invite a representative of each of the government-controlled insurance companies that are among our principal institutional shareholders, Life Insurance Corporation of India and General Insurance Corporation of India, generally their respective chairman, on our board. Mr. P.C. Ghosh, the current chairman of the General Insurance Corporation of India was appointed as a director effective January 31, 2003. Mr. S.B. Mathur, chairman of Life Insurance Corporation of India was appointed as a director effective January 29, 2004. See "Management--Directors and Executive Officers" for a discussion of the composition of our board of directors.

     The holding of other Indian investors was 12.8% as at August 27, 2004, against 15.6% as at August 29, 2003. The total holding of Indian investors was 29.9% as at August 27, 2004 compared to 33.4% as at August 29, 2003. The holding of foreign investors increased to 70.1% as at August 27, 2004 from 66.7% at August 29, 2003. See "Supervision and Regulation - Reserve Bank of India Regulations - Ownership Restrictions" and "Restriction on Foreign Ownership of Indian Securities".

     Deutsche Bank Trust Company Americas holds the equity shares represented by
80.01 million ADSs outstanding as depositary on behalf of the holders of the ADSs. The ADSs are listed on the New York Stock Exchange. The depositary has the right to vote on the equity shares represented by the ADSs as directed by our board of directors. Under the Indian Banking Regulation Act, no person holding shares in a banking company can exercise more than 10.0% of the total voting power. This means that Deutsche Bank Trust Company Americas (as depositary), which owned approximately 21.8% of our equity shares as of August 27, 2004, could only vote 10.0% of our equity shares, in accordance with the directions of our board of directors. See "Overview of the Indian Financial Sector - Recent Structural Reforms - Proposed Amendments to the Banking Regulation Act". Except as stated above, no shareholder has differential voting rights.

Strategy

     Our objective is to enhance our position as a premier provider of banking and other financial services in India and to leverage our competencies in financial services and technology to develop our international business.

     The key elements of our business strategy are to:

o fully leverage on the synergies of the amalgamation and our enhanced capital base following our recent share issuance;

o    focus on profitable, quality growth opportunities by:
     -    maintaining and enhancing our strong retail franchise;
     -    maintaining and enhancing our strong corporate franchise;
     -    building an international presence; and
     -    enhancing our strengths in the insurance business.

o    emphasize conservative risk management practices and enhance asset quality;

o    use technology for competitive advantage; and

o    attract and retain talented professionals.

     Fully Leverage on the Synergies of the Amalgamation and Our Enhanced Capital Base following Our Recent Share Issuance

     As a result of the acquisition of Bank of Madura, we became and continue to be the largest private sector bank in India and as a result of the amalgamation, we became and continue to be the second largest among all banks in India, in terms of total assets. The amalgamation increased our capital base, lowered the cost of our funding compared to ICICI and expanded the scope of our business operations. Subsequent to year-end fiscal 2004, we completed a share issuance of Rs. 32.5 billion (US$ 748 million) to support growth in various areas of our business operations. We aim to continue to leverage on our larger size and enhanced capital base, comprehensive suite of products and services, extensive corporate and retail customer relationships, technology-enabled distribution architecture, strong brand franchise and vast talent pool to develop and increase our market share in profitable business lines.

     Focus on Profitable, Quality Growth Opportunities by:

         Maintaining and Enhancing our Strong Retail Franchise

     We believe that the Indian retail financial services market is likely to continue to experience sustained growth. With upward migration of household income levels, increasing affordability of retail finance and acceptance of use of credit to finance purchases, retail credit has emerged as a rapidly growing opportunity for banks that have the necessary skills and infrastructure to succeed in this business. We have capitalized on the growing retail opportunity in India and believe that we have emerged, on an incremental basis, as a market leader in retail credit. The key dimensions of our retail strategy are innovative products, parity pricing, customer convenience, wide distribution, strong processes, prudent risk management and customer focus. We are also focusing on growth in our retail deposit base to diversify our funding towards more stable and lower cost funding sources. We earn fee income from our commercial banking services to retail customers, including retail loan processing fees, credit card and debit card fees, and retail transaction fees. Our ATM acquiring business also generates fee income when customers of other banks execute transactions at our ATMs. We have also entered the credit card acquiring business, in which we earn income on transactions executed at merchant point of sale terminals owned by us. We also offer our customers depositary share accounts and direct sales of third party mutual funds and government of India Relief Bonds, for which we earn fee income. Cross selling of the entire range of credit and investment products and banking services to our customers is a critical aspect of our retail strategy. We will also continue to securitize a portion of the retail assets originated by us.

     We have integrated our strategy with regard to small enterprises with our strategy for retail products and services. We are focusing on offering working capital loans and other banking products and services to suppliers or dealers of large corporations, and clusters of small enterprises that have a homogeneous profile.

         Maintaining and Enhancing our Strong Corporate Franchise

      Our commercial banking services to corporate customers will continue to focus on leveraging our strong corporate relationships and increased capital base to increase our market share in non-fund based working capital products and fee-based services. Our corporate lending activities will continue to focus on structured finance, corporate finance and working capital lending to highly rated corporations. We will also focus on achieving directed lending obligations to the agricultural sector through carefully structured credit products. The government policy focus on infrastructure development, including resolution of certain issues through legislation, and the repositioning and emerging global competitiveness of the Indian industry offer growth opportunities in the area of project financing. In project finance, we will continue to focus on structuring and syndication of financing for large projects by leveraging our expertise in project financing, and on actively managing our project finance portfolio to reduce portfolio concentration and to manage portfolio risk. We view ourselves not only as a provider of project finance but also as an arranger and facilitator, creating appropriate financing structures that may serve as financing and investment vehicles for a wider range of market participants.

     Our goal is to provide a comprehensive and integrated service to corporate treasurers through our client bankers. We aim to increase the cross selling of our products and services and maximize the value of our corporate relationships through the effective use of technology, speedy response times, quality service and the provision of products and services designed to meet specific customer needs. We will continue to actively manage our asset portfolio through securitization of assets as well as through acquisition of credit portfolios from other institutions and banks, to diversify the portfolio, reduce long-term balance sheet exposures and maximize risk-adjusted returns.

         Building an International Presence

     We believe that the international markets present a major growth opportunity and have therefore expanded the range of our commercial banking products in international markets. Our initial strategy for growth in international markets is based on leveraging home country links for international expansion by capturing market share in select international markets. The initial focus areas are supporting Indian companies in raising corporate and project finance for their investments abroad, trade finance, personal financial services for non-resident Indians and international alliances to support domestic businesses. We have over the last few years built a large network of correspondent relationships across all major countries. Most of these countries have significant trade and other relationships with India.

     We have identified North America, the United Kingdom, the Middle-East and South-East Asia as the key regions for establishing our international presence. We currently have subsidiaries in the United Kingdom and Canada, branches in Singapore and Bahrain and representative offices in the United States, China, United Arab Emirates and Bangladesh. We have also received regulatory approval to set up a representative office in South Africa and propose to establish a subsidiary in Russia.

     With the establishment of a presence in key overseas locations, we aim to expand our offering to include local banking to non-resident Indians as well as to the broader local market. We propose to increase our scale of operations in each of these locations by launching appropriate products that leverage our technological capabilities and relative cost efficiencies.

         Enhancing Our Strengths in the Insurance Business

     Following the deregulation of the insurance sector in India, private sector companies were allowed to enter the insurance business. We have a joint venture partnership with Prudential plc of UK for the life insurance business. We have a 74.0% interest in this joint venture. This joint venture company, ICICI Prudential Life Insurance Company Limited, obtained the license to conduct life insurance business in November 2000 and commenced business operations in December 2000. ICICI Prudential Life Insurance Company is the largest private sector life insurance company in India, with about 31% market share in the private sector based on incremental premium income (i.e., new business) in fiscal 2004. ICICI Bank distributes life insurance policies issued by ICICI Prudential Life Insurance Company through ICICI Bank's branch network, based on a customer referral arrangement.

     In the non-life insurance sector, we have a joint venture partnership with Lombard Canada Limited. We have a 74.0% interest in this joint venture. The joint venture company, ICICI Lombard General Insurance Company Limited, obtained the license to conduct general insurance business in August 2001 and subsequently commenced operations. ICICI Lombard General Insurance Company is the largest private sector general insurance company in India, with about 22% market share in the private sector in fiscal 2004. ICICI Lombard General Insurance Company offers general insurance products to corporate and retail customers and seeks to capitalize on our customer relationships.

     The key dimensions of our strategy for growth in the insurance business are innovative products, a wide distribution network, a prudent portfolio mix and sound risk management practices. In addition, we are focussed on leveraging our corporate and retail customer base for cross selling insurance products.

     Emphasize Conservative Risk Management Practices and Enhance Asset Quality

     We believe that conservative risk management policies, processes and controls are critical for long-term sustainable competitive advantages in our business. ICICI Bank's Risk Management Group is an independent, centralized group responsible for establishing and implementing company-wide risk management policies, with an increasing focus on enhancing asset quality. An independent, centralized Compliance and Audit Group and a Middle Office Group monitor adherence to regulations, policies and procedures. We continue to build on our credit risk management procedures, credit evaluation and rating methodology, credit risk pricing models, proprietary analytics and monitoring and control mechanisms. We expect to enter new product markets only after conducting detailed risk analysis and pilot testing programs.

     To reduce risk, we have diversified our loan portfolio towards retail lending and shorter-term working capital, while continuing to focus on corporate lending to highly-rated corporate customers and structured finance. In addition, we seek to lower the credit risk profile of the project and corporate loan portfolio through the increased use of financing structures based on a security interest in the cash flows generated from the business of the borrower and increased collateral, including additional security in the form of liquid assets, such as investment securities and readily marketable real property. We are also trying to mitigate project risk through the allocation of risk to various project counterparties, such as construction contractors, operations and maintenance contractors and raw material and fuel suppliers, by entering into rigorous project contracts with those counterparties. We seek to control credit risk in the retail loan portfolio, the small enterprises loan portfolio and the agricultural financing portfolio through carefully designed approval criteria and credit controls and efficient collection and recovery systems. We have placed emphasis on recruiting experienced retail credit professionals to staff our retail credit approval function. We have also established standards and investigative verification procedures for selection of our marketing and processing agents. While our lending to the agricultural sector and small scale industries to comply with the priority sector lending norms of the Reserve Bank of India may result in higher credit risk, we are seeking to develop appropriate credit approval criteria and credit delivery structures to mitigate this risk.

     Management has placed great emphasis on asset quality and this focus has been institutionalized across the organization. We believe we are the market driver in India in achieving early settlements with troubled borrowers, thus maximizing our cash flows from these loans. Our Special Asset Management Group has the responsibility for managing large impaired loans and accounts under watch.

     Use Technology for Competitive Advantage

     We seek to be at the forefront of technology usage in the financial services sector. Information technology is a strategic tool for our business operations to gain a competitive advantage and to improve overall productivity and efficiency of the organization. All of our technology initiatives are aimed at enhancing value, offering customer convenience and improving service levels while optimizing costs.

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

     Attract and Retain Talented Professionals

     We believe a key to our success will be our ability to continue to maintain and grow a pool of strong and experienced professionals. We have been successful in building a team of talented professionals with relevant experience, including experts in credit evaluation, risk management, retail consumer products, treasury, technology and marketing. Recruitment is a key management activity and we continue to attract graduates from the premier Indian business schools as well as employees with other professional qualifications. Recruitment and assimilation of talented professionals from other organizations is a key element of our strategy.

     Our management team is committed to enhancing shareholder value and our performance targets seek to meet this primary objective. We believe we have created the right balance of performance bonuses, stock options and other economic incentives for our employees so that they will be challenged to develop business, achieve profitability targets and control risk. We intend to continuously re-engineer our management and organizational structure to allow us to respond effectively to changes in the business environment and enhance our overall profitability.

Overview of ICICI Bank's Products and Services

      We offer products and services in the areas of commercial banking to retail and corporate customers, both domestic and international, investment banking and other products like insurance.

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

     We offer a wide variety of consumer credit products such as home loans, automobile loans, commercial vehicle loans, two wheeler loans, dealer financing, personal loans, credit cards, loans against time deposits and loans against shares. Our total retail loans at year-end fiscal 2004 included consumer loans and credit card receivables of Rs. 311.9 billion (US$ 7.2 billion), which were 39.2% of our total gross loans at year-end fiscal 2004.

     Our commercial banking operations for retail customers also consist of raising deposits from retail customers. In addition, we offer retail liability products in the form of a variety of unsecured redeemable bonds. Issuance of these bonds to the public was undertaken by ICICI and continued by us following the amalgamation pursuant to the approval of the Reserve Bank of India.

     ICICI Bank's affiliate Prudential ICICI Asset Management Company, a joint venture between Prudential Corporation plc of the United Kingdom and ICICI Bank, offers a variety of mutual fund products. All of ICICI Bank's retail products are marketed under the "ICICI Bank" brand. To enhance our brand equity, we undertake comprehensive brand building and advertising campaigns with advertisements in print and television. Studies undertaken periodically by independent market research agencies commissioned by us have shown that our brand is among the top two financial services brands in India.

         Retail Lending Activities

     We offer a range of retail asset products, including home loans, automobile loans, commercial vehicle loans, two wheeler loans, personal loans and credit cards. We also fund dealers who sell automobiles, two wheelers and commercial vehicles. We also provide loans against time deposits and loans against shares, including for subscriptions to initial public offerings of Indian companies.

              Home Finance

     Our home finance business involves giving long-term secured housing loans to individuals and corporations. We also provide construction finance to builders. We provide housing loans directly and also through our wholly-owned subsidiary called ICICI Home Finance Company, which serves as the focal point for marketing, distribution and servicing of our home loan products. Currently, these loans are being given to resident and non-resident Indians for the purchase, construction and extension of residential premises and to self-employed professionals for office premises. At year-end fiscal 2004, our total home finance loans were approximately 53.0% of our consumer loans and credit card receivables.

              Automobile Finance

     Automobile finance generally involves the provision of retail consumer credit for an average maturity of three to five years to acquire specified new and used automobiles. Automobile loans are secured by a lien on the purchased automobile. We have "preferred financier" status with 12 car manufacturers in India. We have a strong external distribution network and a strong in-house team to manage the distribution network which has been instrumental in achieving this leadership position. At year-end fiscal 2004, our total automobile finance loans were approximately 22.0% of our consumer loans and credit card receivables. We also give loans for the purchase of two wheelers. At year-end fiscal 2004, our total two wheeler finance loans were approximately 3.0% of our consumer loans and credit card receivables.

              Commercial Business

     We fund commercial vehicles, utility vehicles and construction and farm equipment sold through manufacturer-authorized dealers. The finance is generally for a maximum term of five to seven years through loans, hire purchase agreements or a lease. At year-end fiscal 2004, our total commercial business loans were approximately 13.0% of our consumer loans and credit card receivables.

              Personal Loans

     Personal loans are unsecured loans provided to customers for various purposes such as higher education, medical expenses, social events and holidays. At year-end fiscal 2004, our total personal loans were approximately 2.7% of our consumer loans and credit card receivables.

              Credit Cards

     In January 2000, ICICI Bank launched its credit card operations. As the Indian economy develops, we expect that the retail market will seek short-term credit for personal uses, and our offering of credit cards will facilitate further extension of our retail credit business. We also expect that as credit usage increases, we will be able to leverage our customer relationships to cross sell additional retail and consumer-oriented products and services. At year-end fiscal 2004, we had approximately 2.3 million credit cards and our credit card receivables were approximately 3.4% of our consumer loans and credit card receivables.

              Dealer Funding

     We fund dealers who sell automobiles, two wheelers, consumer durables and commercial vehicles. These loans are generally given for a short term. In May 2003, we acquired Transamerica

Apple Distribution Finance Private Limited, which has now been renamed ICICI Distribution Finance Private Limited. ICICI Distribution Finance was primarily engaged in providing distribution financing in the two-wheeler segment. The acquisition supplemented our retail franchise, especially in the two-wheeler segment.

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

     In addition to deposits from Indian residents, we accept time and savings deposits from non-resident Indians, foreign nationals of Indian origin and foreign nationals working in India. These deposits are accepted on a repatriable and a non-repatriable basis and are maintained in rupees and select foreign currencies. See also "-- Products and Services for International Customers".

     For a description of the Reserve Bank of India's regulations applicable to deposits in India and required deposit insurance, see "Supervision and Regulation -- Regulations Relating to Deposits" and "Supervision and Regulation -- Deposit Insurance".

     In addition to our conventional deposit products, we offer a variety of special value-added products and services which seek to maximize returns as well as convenience for our customers. Following a strategy focused on customer profiles and product segmentation, we offer differentiated liability products to various categories of customers depending on their age group, such as Young Star Accounts for children below the age of 18 years, Student Banking Services for students, Salary Accounts for salaried employees and Senior Citizens Account for individuals above the age of 60 years. We have also micro-segmented various categories of customers to offer targeted products, like private banking for high net worth individuals, defense banking services for defense personnel, Special Savings Accounts for trusts and Roaming Current Accounts for businessmen.

              Salary Accounts

     In September 1996, ICICI Bank introduced "Power Pay", a direct deposit product for its corporate customers, to help them streamline their salary payment systems for their employees. This product allows the employees' salaries to be directly credited to a special individual savings account established for this purpose. Renamed as "Salary Account" in 2002, this product provides us with a competitive advantage as these new payroll account holders often open other accounts with us, including time deposits. We also seek to market our retail credit products to our salary account holders. We aim to deliver value to corporates and their employees by offering end-to-end financial solutions from salary processing through strategic alliances, offering payment services through checks, debit and credit cards as well as online bill payment and in-house as well as third party investment vehicles. By year-end fiscal 2004, over 25,000 corporate clients were using Salary Accounts.

              Auto Invest Account

     Our auto invest account is a savings account product that offers the customer liquidity as well as higher returns than an ordinary savings account. This product provides weekly automatic transfer of idle balances, above a certain minimum amount, from savings accounts to time deposits, resulting in higher yields. Whenever there is a shortfall in the customer's savings account, deposits are automatically transferred back from the time deposit account, in units of Rs. 10,000 (US$ 230) to meet the shortfall. A similar product is available for current accounts. Our time deposits at year-end fiscal 2004 included current and savings account linked deposits of approximately Rs. 100.4 billion (US$ 2.3 billion).

              Roaming Current Account

     We launched a current account product called "Business Multiplier" in July 2000 to meet the needs of the small enterprises segment. This product was re-launched in September 2002 as "Roaming Current Account" and offers flexibility to customers to choose from five product options with varying minimum average quarterly balance requirements. In addition to conventional banking facilities, this product offers a multi-city current account facility, anywhere banking facility, cash deposit and withdrawal facility across branches and doorstep banking. Customers can access their account through the corporate Internet banking platform and a 24-hour telephone banking facility and can receive account balance information on mobile telephones and electronic mail.

              Service charges for deposit accounts

     Service charges on deposit accounts mainly comprise of levies to savings account customers for non-maintenance of the minimum quarterly average balance. Savings account customers, other than salary account customers, are generally required to maintain Rs 5,000 (US$ 115) as the minimum average balance. Non-maintenance of the minimum balance attracts charges of Rs. 750 (US$ 17) for the quarter.

     For more information on the type, cost and maturity profile of our deposits, see "-- Funding".

              Private Banking

     Our private banking services seek to meet the entire banking and financial advisory needs of customers with a high net worth. At present, we offer this preferred banking product to clients with a banking relationship size in excess of Rs. 500,000 (US$ 11,521). Private banking services offer competitive pricing on certain asset products and preferential rates for select services, along with personalized service. In addition, our private banking services offer financial planning and investment advisory services to assist our customers in their investment and savings plans. The services offered include assistance in risk profiling and regular monitoring and performance review of the client's investment and savings portfolio.

              Debit Cards

     We offer an international debit card, branded as ICICINCash, in association with VISA International on its popular VISA Electron signature-based platform. This provides a greater choice of payment solutions to customers. It provides customers a safer and more convenient alternative to carrying cash both locally and internationally. The ICICINCash debit card enables direct deductions of the purchase amount from the customer's account from any VISA-enabled merchant establishment and ATM around the world. We earn an annual fee of Rs. 99 (US$ 2) for every card and an interchange fee of 1.1% of the amount spent through the debit card. We had a debit card base of over 5.8 million cards at year-end fiscal 2004.

              Bond Issues

     During fiscal 2004, we raised Rs. 13.5 billion (US$ 311 million) through bond issuances. We had about 5.1 million bondholder accounts at year-end fiscal 2004. We may continue to offer similar bonds to the public subject to regulations, though deposits are and will be our primary source of funding.

              Internet banking services

     We offer Internet banking services to retail customers through our website www.icicibank.com. We believe that the increasing number of Internet users, the demographic characteristics of those users and the relative flexibility and convenience of internet banking provides us an opportunity to capitalize on our experience and to increase market share in retail banking. Services offered to our Internet banking customers include online access to account information, placement of time deposits, secure mail box facility for communication with ICICI Bank, bill and credit card payments through ICICI Bank and transfer of funds to third party within ICICI Bank or to any account outside ICICI Bank in select cities. We had approximately 6.1 million Internet banking accounts at fiscal year-end 2004.

              Online Bill Payment

     We have tie-ups with several telecommunication companies, utility providers, insurance companies and internet shopping portals for online payment of bills by our internet banking customers. We currently offer this service free to our customers with the intention of building a base of users. This service is based on cost sharing arrangements with most of these companies, where we either charge the company a fixed fee per bill or the company maintains a balance with us before the funds are used by the company, resulting in short-term low cost deposits with us.

         Other Fee-Based Products and Services

              Mutual Fund Sales

     We have entered into arrangements with select mutual funds to distribute their products through our distribution network, for which we earn up-front and trailing commissions. We believe we are one of the largest market players in this segment.

              Depositary Share Accounts

     The Securities and Exchange Board of India has made it mandatory for the 10 largest stock exchanges of the country to settle securities transactions in a dematerialized mode. We are a depositary participant of the National Securities Depository Limited and Central Depository Services (India) Limited and offer depositary share accounts.

              Government of India Relief Bond Sales

     We have been permitted by the Reserve Bank of India to sell government of India Relief Bonds. This includes the receipt of applications for Relief Bonds, the issue of Relief Bonds in the form of bond ledger accounts and the servicing of bondholders. Relief Bonds are sold across all of our branches. We seek to capitalize on this opportunity by effectively distributing Relief Bonds through our distribution network and earning fee income in the process. We believe that we are one of the largest market players in this segment.

              Web Brokering

     ICICI Web Trade Limited provides web brokering services. This service involves the online integration of a customer's depositary share accounts and bank accounts with us and securities brokerage accounts with ICICI Web Trade. This service has assisted us in our efforts to acquire new customers and low-cost savings deposits, as each e-brokering customer is required to open a bank account. ICICI Comm Trade Limited, a subsidiary of ICICI Web Trade, proposes to provide web and telephone based brokering services in the commodities and commodity derivatives market.

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

              Life Insurance Policy Referral and Lead Generation

     We have a Memorandum of Understanding with ICICI Prudential Life Insurance Company for generating leads from our banking customers for the products of ICICI Prudential Life Insurance Company and referring these leads to ICICI Prudential Life Insurance Company. The insurance policy is issued by ICICI Prudential Life Insurance Company. We collect fees for generating leads and providing referrals that are converted into policies.

              General Insurance Policy Referral and Lead Generation

     We have a Memorandum of Understanding with ICICI Lombard General Insurance Company for generating leads from our banking customers for the products of ICICI Lombard General Insurance Company and referring these leads to ICICI Lombard General Insurance Company. The insurance policy is issued by ICICI Lombard General Insurance Company. We collect fees for generating leads and providing referrals that are converted into policies.

              Distribution of equity offerings

     We distribute public offerings of equity shares by companies through our distribution network.

     Commercial Banking Products and Services for Corporate Customers

         General

     We provide a range of commercial banking products and services to India's leading corporations and growth-oriented middle market companies. Our key commercial banking products and services to corporate customers can be classified into loan products and fee and commission-based products and services. Our loan products include project and corporate finance, working capital finance including cash credit facilities (a revolving floating rate asset-backed overdraft facility) and bill discounting (a type of receivables financing). We also provide agricultural financing. Our fee and commission-based products and services include documentary credits, standby letter of credit facilities, cash management services, escrow and trust and retention accounts, cross border trade services, payment services, securities processing services and loan syndication. We also take rupee or foreign currency deposits with fixed or floating interest bases from our corporate customers. Our deposit taking products include certificates of deposit, checking accounts and time deposits. We deliver our commercial banking products and services to our corporate customers through a combination of physical branches, correspondent banking networks, telephone banking and the Internet.

         Corporate Loan Portfolio

     Our corporate loan portfolio primarily consists of term loans for project and corporate finance, and working capital credit facilities. For details on our loan portfolio, see "- Loan Portfolio".

              Project and Corporate Finance

     We offer project finance to the manufacturing sector and structured finance to the infrastructure sector respectively. Our project finance business consists principally of extending medium-term and long-term rupee loans to our clients although we do provide financing in foreign currencies. We also provide guarantees to foreign lenders and export credit agencies, on behalf of our clients, typically for large projects in the infrastructure sector. Our manufacturing sector financing includes project-based lending to companies in traditional manufacturing sectors, including iron, steel and metal products, textiles, machinery and capital goods, cement and paper. We also offer corporate finance to our customers based on their existing operations and balance sheets. We have focused on using securitization techniques to credit enhance our lending products.

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

     At year-end fiscal 2004, our gross wholesale banking loans outstanding were Rs. 319.6 billion (US$ 7.4 billion), constituting 40.2% of our gross loan portfolio.

     We extend fund based loans as well as standby letters of credit facilities to corporates outside India which are joint ventures and/or wholly-owned subsidiaries of Indian corporates. At year-end fiscal 2004, our balance outstanding in respect of loans to corporates outside India was not a material proportion of our total gross loan portfolio.

              Working Capital Finance

     Under working capital finance, we offer our customers cash credit facilities and bill discounting. At year-end fiscal 2004, our gross working capital loans, including working capital term loans, outstanding were Rs. 80.5 billion (US$ 1.9 billion), constituting approximately 10.1% of our gross loan portfolio.

     Cash Credit Facilities: Cash credit facilities are the most common form of working capital financing in India. A cash credit facility is generally backed by current assets like inventories and receivables. Interest is earned on this facility on a monthly basis, based on the daily outstanding amounts. The facility is generally given for a period of up to 12 months, with a review after that period. In most cases, we have a first lien on the borrower's current assets, which normally are inventory and receivables. Additionally, in some cases, we may take further security of a first or second lien on fixed assets including real estate, a pledge of financial assets like marketable securities, corporate guarantees and personal guarantees.

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

              Agricultural Financing

     The Reserve Bank of India's directed lending norms, as applicable to us, require us to lend 18.0% of our net bank credit on the residual portion of our advances (i.e., our total advances excluding the advances of ICICI at year-end fiscal 2002) to the agricultural sector. Our agricultural lending portfolio includes loans to farmers and to co-operatives and companies in eligible sectors such as dairying and seeds as well as micro-finance loans to borrowers in rural areas. Our strategy is based on a holistic approach to the agricultural value chain, focus on diversification and partnerships with companies, micro finance and other rural financial institutions and non-government organizations that have close linkages with agriculture. For details of our directed lending portfolio, refer "-Loan Portfolio - Directed Lending".

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

     At year-end fiscal 2004, we had a portfolio of documentary credits of Rs.
65.1 billion (US$ 1.5 billion).

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

     At year-end fiscal 2004, our total guarantees outstanding were Rs. 122.3 billion (US$ 2.8 billion).

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

     The total amount handled by us under cash management services was Rs. 3,854.0 billion (US$ 88.8 billion) for fiscal 2004. At year-end fiscal 2004, we had 1,270 cash management service customers.

              Escrow and Trust and Retention Accounts

     We offer escrow account and trust and retention account facilities to customers who require us to administer or monitor cashflows routed through these accounts under contractual arrangements entered into by them. These are typically offered to project finance lenders who typically require the setting up of escrow accounts and trust and retention accounts as part of the project financing structure. We also offer escrow account facilities for securitization and merger and acquisition transactions. Our customers pay a negotiated fee to us for this product based on the complexity of the structure and the level of monitoring involved in the transaction.

     The cash flows managed by us under this product during fiscal 2004 were about Rs. 96.3 billion (US$ 2.2 billion).

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

         Securities Processing Services

     We provide custodial services for offshore and domestic institutional clients and act as a custodian of overseas depositary banks for depositary receipt issues of Indian companies in the international markets. The total assets held in custody on behalf of our clients, mainly foreign institutional investors, offshore funds, overseas corporate bodies and depositary banks for GDR investors, increased to Rs. 619.1 billion (US$ 14.3 billion) at year-end fiscal 2004 from Rs. 300.1 billion (US$ 6.9 billion) at year-end fiscal 2003. In addition, we are registered as a depositary participant of National Securities Depository Limited and Central Depository Services (India) Limited, the two securities depositaries operating in India, and provide electronic depositary facilities to investors including retail investors. To facilitate settlement services, we are a clearing member of clearing agencies of the leading stock exchanges.

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

         Tax collections

     In fiscal 2004, the Reserve Bank of India authorized us to accept payments of direct and indirect taxes on behalf of the government of India and the governments of Indian states. Our ability to accept payments of various categories of taxes in various centers in India is subject to further specific approvals from the tax authorities and state governments. We earn a fee for the tax payments routed through us.

         Corporate Deposits

     We take deposits from our corporate clients with terms ranging from 15 days (seven days in respect of deposits over Rs. 1.5 million (US$ 34,562) with effect from April 19, 2001) to seven years but predominantly from 15 days to one year. The Reserve Bank of India regulates the term of deposits in India but not the interest rates, with some minor exceptions. Banks are not permitted to pay interest for periods less than seven days. Also, pursuant to the current regulations, we are permitted to vary the interest rates on our corporate deposits based upon the size range of the deposit so long as the rates offered are the same for every customer for a deposit of a certain size range on a given day. Corporate deposits include funds taken by us from large public sector corporations, government organizations, other banks and private sector companies.

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

     We act as banker to the market offerings of select companies on account of raising of equity or debt, buy back of equity and equity takeovers. These companies are required to maintain the subscription funds with the bankers to the offering until the allotment of shares/buy back of shares and the refund of excess subscription is completed. This process generally takes about 15 to 30 days, resulting in short-term deposits with us. We act as banker to corporates for their dividend payout to their shareholders and interest payout to bondholders, which results in mobilizing interest-free, float balances to us. We believe that our relationships with corporate deposit customers significantly reduce the volatility in our corporate deposit base. We also offer inter-bank call rate-linked floating rate deposits.

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

     For more information on the type, cost and maturity profile of our deposits, see "-- Funding".

         Client Coverage

     Our principal corporate relationship groups are the Corporate Banking Group, the Government Banking Group and the Rural, Micro-banking and Agri-business Group. The Corporate Banking

Group is responsible for managing relationships with large, highly rated corporates and public sector corporates. The Government Banking Group is a dedicated group created to leverage the business opportunities in central and state governments and local government bodies. The Rural, Micro-banking and Agri-business Group is responsible for all our rural and agri-business initiatives. The group is also responsible for relationships with regional rural banks, co-operative banks, co-operatives and all other entities with a primarily agricultural or rural focus. The principal product groups are the Product and Technology Group and the Structured Finance, Credit and Markets Group. We have specialized groups for infrastructure project finance and manufacturing project finance (including oil, gas and petrochemicals and shipping).

     The relationship managers are supported by product specialists from the product groups who focus on product improvements and customization. The main focus of the relationship managers is to market our products. In addition to the above, they cross sell the products offered by our subsidiaries and affiliates.

     Loan Pricing

     We price our loans based on the following factors:

     o    our internal credit rating of the company;

     o    the maturity of the loan;

     o the nature of the banking or financing arrangement (either a single bank, multiple bank or consortium arrangement);

     o    the collateral available; and

     o    market conditions.

     For a description of our credit rating and approval system, see "- Risk Management - Credit Risk".

     As required by the Reserve Bank of India's guidelines and the advice issued by the Indian Banks' Association, effective January 1, 2004, ICICI Bank prices its loans (other than fixed rate loans and certain categories of loans to individuals and agencies specified by the Indian Banks' Association, including among others, loans to individuals for acquiring residential properties, loans for purchase of consumer durables, non-priority sector personal loans and loans to individuals against shares, debentures, bonds and other securities) with reference to a benchmark prime lending rate, called the ICICI Bank Benchmark Advance Rate. The Asset-Liability Management Committee of our board of directors fixes the ICICI Bank Benchmark Advance Rate based on cost of funds, cost of operations and credit charge as well as yield curve factors, such as interest rate and inflation expectations, as well as market demand for loans of a certain term and our cost of funds. The ICICI Benchmark Advance Rate is 9.75% p.a. payable monthly, effective May 05, 2004. The lending rates comprise ICICI Benchmark Advance Rate, term premium and transaction-specific credit and other charges.

     Commercial Banking Products and Services for International Customers

     Our strategy in international commercial banking is based on leveraging home country links for international expansion by capturing market share in select international markets. The initial focus areas are supporting Indian companies in raising corporate and project finance for their investments abroad, trade finance, personal financial services for non-resident Indians and international alliances to support domestic businesses. We have over the last few years built a large network of correspondent relationships with international banks across all major countries. Most of these countries have significant trade and other relationships with India.

     Many international commercial banking products such as trade finance and letters of credit are variants of their respective commercial banking counterparts. Some of the key products and services that are unique to our international customers are described below.

              TradeWay

     "TradeWay" is an Internet-based documentary collection product, which provides correspondent banks access to real-time on-line information on the status of their export bills collections routed through us. The main features of the product are the availability of online status enquiry for documentary collections, availability of tracking and tracing functions for bills routed through us and the presence of a single point contact for India-bound documentary collections.

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

              Remittance Tracker

     Remittance Tracker is a web-based application that allows a correspondent bank to query on the status of their payment instructions and also to get various information reports online. We currently offer this product free of charge to all our correspondent banks.

              Offshore Banking Deposits

     We offer multi-currency deposit products in US Dollar, Pound Sterling and Euro through our Offshore Banking Unit in the Special Economic Zone at Mumbai. These deposits are offered for tenures between three months and six years. The minimum deposit values are US$ 2,000, GBP 1,500 and EUR 2,000 respectively.

              Foreign Currency Non-Resident Deposits

     Foreign Currency Non-Resident deposits are simple foreign currency deposits offered in four main currencies - US Dollar, Pound Sterling, Euro and Japanese Yen. Both the principal amount and interest earned can be fully repatriated out of India. These foreign currency deposits are subject to minimum deposit values of US$ 1,000, GBP 1,000, EUR 1,000 and 200,000 Yen respectively.

              Non-Resident External Fixed Deposits

     These deposits are maintained in Indian rupees and the minimum investment amount is Rs. 25,000 (US$ 576). These deposit accounts can be opened for tenure in the range of one year to 10 years. Both the interest earned and principal amounts are fully repatriable out of India. Interest rates are fixed on a monthly basis. The interest rates cannot exceed the LIBOR/swap rates for US Dollar deposits of corresponding maturity. Loans against these deposits are generally available for up to 90.0% of the deposit amount.

              Non-Resident External Savings Account

     Non-resident external savings accounts are maintained in Indian rupees and the minimum average balance required to be maintained is Rs. 10,000 (US$ 230) for the quarter. An international ATM and debit card is offered together with the account and funds can be accessed from ATMs across the world. Funds can be transferred to this account free of cost, through the online remittance channel

Money2India. Interest rates on balances in the non-resident external savings accounts are fixed on a quarterly basis. The interest rate cannot exceed the LIBOR/swap rates for six months maturity on US dollar deposits and is fixed quarterly on the basis of the LIBOR/swap rate of US dollar on the last working day of the preceding quarter.

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

              Money2India Remittance Facility

     For easy transfer of funds to India, we offer Money2India, a wire transfer remittance facility with a web interface. Non-resident Indians can send money to over 1,250 locations in India, besides direct credit to any bank account in ICICI Bank or networked branches of select banks within India.

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

              Branches

     At year-end fiscal 2004, we had a network of 413 branches and 56 extension counters in 311 centers across several Indian states, an increase of 19 branches and 4 extension counters over the previous year. Extension counters are small offices primarily within office buildings or on factory premises that provide commercial banking services. Prior to opening a branch, we conduct a detailed study in which we assess the deposit potential of the area. Our branch locations are largely leased rather than owned. Our back office operations are centralized at regional processing centers, enabling us to create a more efficient branch network.

     As a part of its branch licensing conditions, the Reserve Bank of India has stipulated that at least 25.0% of our branches must be located in semi-urban and rural areas. A semi-urban area is defined as a center with a population of greater than 10,000 but less than 100,000. A rural area is defined as a center with a population of less than 10,000. The population figures relate to the 1991 census. We have adhered to this requirement as shown in the table below. Several of these branches are located in suburbs of large cities, and some of these branches are located in areas where large corporations have their manufacturing facilities. About 260 of our branches are open 12 hours a day, six days a week.

     The following table sets forth, at the date indicated, the number of branches broken down by area.

                                                At March 31, 2004
                                    --------------------------------------
                                      Number of branches        % of total
                                    --------------------  ----------------
Metropolitan/urban...........                        229        55.4%
Semi-urban/rural ............                        184        44.6%
                                    --------------------- ----------------
Total .......................                        413        100.0%
                                    --------------------- ----------------

     Our corporate relationship groups are principally based at Mumbai, New Delhi, Chennai, Kolkata, Bangalore, Hyderabad, Ahmedabad, Pune, Vadodara, Coimbatore, Ludhiana, Chandigarh, Jaipur and Kochi. Our commercial banking services to corporate customers are delivered through our network of branches.

              Franchisee Network

     We have direct marketing agents or associates, who deliver our retail credit products. These agencies help us achieve deeper penetration by offering door-step service to the customer. We make all credit and risk management decisions pertaining to any customer and no agency can extend credit to any customer without our approval. These agencies receive a fee based on the volume of business generated by them. At year-end fiscal 2004, we offered one or more retail credit products in about 695 centers.

              Automated Teller Machines (ATMs)

     At year-end fiscal 2004, we had 1,790 ATMs, of which 465 were located at our branches and extension counters. The remaining 1,325 were located at the offices of select corporate clients, large residential developments, airports, gas stations and on major roads in metropolitan cities. Apart from cards issued to our own customers, our ATMs also process Visa, Visa Electron, Master, Cirrus and Maestro card transactions. We have entered into ATM sharing arrangements with certain other banks, which allow our customers to access their accounts with us through the ATM networks of these banks in addition to our own ATM networks. Similarly, customers of these banks can also access their bank accounts using our ATM network.

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

              Internet

     We believe that Internet access and information is key to satisfying the needs of certain customer segments. As a result, we maintain a website at www.icicibank.com, offering generalized information on our products and services. Our Internet banking service allows customers to access all account-related information and give account instructions through our website. Customers can also electronically transfer funds from our account to any other account with us or to accounts in any branch of any bank, in eight cities through eCheques, the inter-bank fund transfer facility. The Internet banking service also allows transactions and bill payment facilities. We had approximately six million Internet banking accounts at year-end fiscal 2004. We seek to continue to be at the forefront of providing web-based products to our retail customers.

     We provide Internet banking services to our corporate clients through ICICI e-business, a finance portal which is the single point web-based interface for all our corporate clients. This platform allows clients to conduct banking business online in a secure environment. Clients can view accounts online, transfer funds between their own accounts or to other accounts, among other services. We offer foreign exchange trading through the Internet through FxOnline, a secure and user-friendly platform that makes it easy for clients to get live prices for their deals and transact from virtually anywhere in the world. FxOnline provides automated quotes for spots and forwards, with transparent prices in all transactions. The Debt Online channel allows companies to transact in government of India securities in a seamless manner. This is achieved by straight through processing using a constituent subsidiary ledger account. The client can view real time quotes offered by us and ICICI Securities. The client can use the chat facility to negotiate the deal over the Internet. We ensure credit of interest and redemption payments from the Reserve Bank of India to the client's bank account. The client can monitor transactions and the portfolio at any given time.

              Call Centers

     We provide telephone banking services through our call center. The call center functions 24 hours a day, seven days a week, and offers a self-service option to customers for automated phone banking. In addition, well-trained customer service officers offer personalized services for banking, dematerialized securities, online share trading customers, credit card holders, bondholders and loan product customers. As part of our cross-selling initiatives, the call center is also used in product specific marketing campaigns to generate leads, which are assigned to the franchisees for fulfillment. At year-end fiscal 2004, our call center had 1,750 workstations across two locations.

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

              Correspondent Banking Networks

     We have correspondent banking relationships with other banks in India with large physical branch networks to offer a broader coverage for our funds transfers and remittance related products. As a result of our correspondent banking associations, we provide remittance and cash management services at over 3,900 locations in India.

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

     General

     Under the Reserve Bank of India's statutory liquidity ratio requirement, we are required to maintain 25.0% of our total demand and time liabilities by way of approved securities, such as government of India securities and state government securities. We maintain the statutory liquidity ratio through a portfolio of government of India securities that we actively manage to optimize the yield and benefit from price movements. Until September 17, 2004, under the Reserve Bank of India's cash reserve ratio requirements, we were required to maintain 4.5% of our demand and time liabilities in a current account with the Reserve Bank of India. The Reserve Bank of India announced an increase in the cash reserve ratio to 5.0% in two stages (4.75% effective September 18, 2004 and 5.0% effective October 2, 2004). The Reserve Bank of India pays no interest on these cash reserves up to 3.0% of the net demand and time liabilities and, effective September 18, 2004, pays interest at 3.5% on the remaining eligible balance, on which it used to pay interest at the bank rate (the rate at which the Reserve Bank of India provides refinance to the banking system, currently 6.0%).

     Due to these regulatory reserve requirements, a substantial portion of our trading and securities portfolio consists of government of India securities. At year-end fiscal 2004, government of India securities (excluding securities purchased under agreements to resell) constituted 40.4% of our trading portfolio and 78.3% of our total trading and available for sale securities portfolio, while the remainder included corporate debt securities, equity securities and derivative and foreign exchange contracts.

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

                                                                 At March 31,
                                  --------------------------------------------------------------------------
                                        2002                2003                 2004              2004
                                  ------------------ -------------------- ------------------- --------------
                                                                    (in millions)
Government of India securities..       Rs. 15,602          Rs. 26,658          Rs. 30,374           US$ 700
Securities purchased under
  agreements to resell..........           21,399               5,399              34,974               806
Corporate debt securities.......            4,627               6,704               6,403               148
Equity securities...............              742                 187               1,018                23
Fair value of derivative and
   foreign exchange contracts...                6                 686               2,386                55
                                  ------------------ -------------------- ------------------- --------------
Total...........................       Rs. 42,376          Rs. 39,634          Rs. 75,155          US$1,732
                                  ================== ==================== =================== ==============

     The following table sets forth, for the periods indicated, certain information related to interest and dividends on our trading securities, net gain from the sale of these securities and gross unrealized gain/(loss) on these securities.

                                                                 At March 31,
                                  ---------------------------------------------------------------------------
                                        2002                2003                 2004              2004
                                  ------------------ -------------------- ------------------- ---------------
                                                                    (in millions)
Interest and dividends...........       Rs. 1,715        Rs.    2,754          Rs.  3,232           US$  74
Gain on sale of trading
securities.......................           2,948               2,356               3,889                90
Unrealized gain/(loss) on
   trading securities............            (506)                719                 544                13
                                  ------------------ -------------------- ------------------- ---------------
Total............................       Rs. 4,157        Rs.    5,829          Rs.  7,665           US$ 177
                                  ================== ==================== =================== ===============

     In addition to trading securities, we also hold available for sale securities. The following tables set forth, at the dates indicated, certain information related to our available for sale securities portfolio.

                                                               At March 31,
                                        --------------------------------------------------------------
                                                                   2002
                                        --------------------------------------------------------------
                                           Amortized             Gross             Gross
                                                cost   unrealized gain   unrealized loss   Fair value
                                        ------------   ---------------   ---------------   ----------
                                                                (in millions)
Corporate debt securities.............  Rs.   4,446      Rs.      502    Rs.   (513)       Rs.   4,435
Government of India securities........       26,662               438             -             27,100
                                        -----------      ------------    ----------        -----------
Total debt securities.................       31,108               940          (513)            31,535
Equity securities.....................       19,181               365        (3,223)            16,322
                                        -----------      ------------    ----------        -----------
Total.................................  Rs.  50,289      Rs.    1,305    Rs. (3,736)       Rs.  47,857
                                        -----------      ------------    ----------        -----------
Non readily marketable securities(1)..  Rs.   8,268
                                        ===========
Venture capital investments(2)........                                                     Rs.   3,921
                                                                                           ===========

                                                               At March 31,
                                        --------------------------------------------------------------
                                                                   2003
                                        --------------------------------------------------------------
                                           Amortized             Gross             Gross
                                                cost   unrealized gain   unrealized loss   Fair value
                                        ------------   ---------------   ---------------   ----------
                                                                (in millions)
Corporate debt securities.............  Rs.  10,636      Rs.      389    Rs.    (79)       Rs.  10,946
Government of India securities........      240,187             4,403          (459)           244,131
Total debt securities.................      250,823             4,792          (538)           255,077
Equity securities.....................       13,609               745        (1,932)            12,422
Total.................................  Rs. 264,432      Rs.    5,537    Rs. (2,470)       Rs. 267,499
                                        -----------      ------------    ----------        -----------
Non readily marketable securities(1)..  Rs.  9,418
                                        ==========
Venture capital investments(2)........                                                     Rs.   3,704
                                                                                           ===========

                                                               At March 31,
                                        --------------------------------------------------------------
                                                                   2004
                                        --------------------------------------------------------------
                                           Amortized             Gross             Gross
                                                cost   unrealized gain   unrealized loss   Fair value
                                        ------------   ---------------   ---------------   ----------
                                                                (in millions)
Corporate debt securities.............  Rs.  18,791      Rs.      183    Rs.   (154)       Rs.  18,820
Government of India securities........      256,284             4,488          (192)           260,580
Total debt securities.................      275,075             4,671          (346)           279,400
Equity securities.....................       15,475             2,072          (342)            17,205
Total.................................  Rs. 290,550      Rs.    6,743    Rs.   (688)       Rs. 296,605
                                        -----------      ------------    ----------        -----------
Non readily marketable securities(1)..  Rs.   8,621
                                        ==========
Venture capital investments(2)........                                                     Rs.   5,142
                                                                                           ===========

(1) Primarily represents securities acquired as a part of project financing activities or conversion of loans in debt restructurings.

(2) Represents venture capital investments in funds managed by ICICI Venture Funds Management Company.

     The following table sets forth, for the period indicated, income from available for sale securities.

                                                                     Year ended March 31,
                                        -----------------------------------------------------------------------
                                              2002             2003                2004                2004
                                        ---------------  ---------------      ---------------       ----------
                                                                       (in millions)
Interest............................    Rs.   1,027      Rs.   16,633          Rs. 15,264           US$     352
Dividend............................            267               389                 431                    10
                                        -----------      ------------          ----------           -----------
Total...............................          1,294      Rs.   17,022          Rs. 15,695           US$     362
                                        ===========      ============          ==========           ===========
Gross realized gain.................          1,238      Rs.    6,845          Rs. 16,211                   374
Gross realized loss.................             (7)           (5,022)             (2,467)                  (57)
                                        -----------      ------------          ----------           -----------
Total...............................    Rs.   1,231      Rs.    1,823          Rs. 13,744           US$     317
                                        ===========      ============          ==========           ===========

     The following table sets forth, at the date indicated, an analysis of the maturity profile of our investments in debt securities classified as available for sale securities and the yields thereon. This maturity profile is based on repayment dates and does not reflect re-pricing dates of floating rate securities.

                                                                 At March 31, 2004
                            ---------------------------------------------------------------------------------------------
                                Up to one year      One to five years         Five to 10 years       More than 10 years
                            ---------------------   ------------------       -------------------    ---------------------
                               Amount      Yield      Amount     Yield          Amount     Yield       Amount      Yield
                            -----------    -----    ----------   -----       -----------   -----    -----------    -----
                                                                    (in millions)
 Corporate debt securities   Rs.  2,204    5.51%    Rs.  4,696   6.77%       Rs.  9,357    6.80%    Rs.   2,563    6.71%
 Government of India
    securities............       43,456    4.32         18,956   4.87           112,704    5.09          85,464    5.26
                             ----------             ----------               ----------             -----------
 Total interest-earning
    securities............   Rs. 45,660    4.38%    Rs. 23,652   5.25%       Rs.122,061    5.23%    Rs.  88,027    5.30%
                             ==========             ==========               ==========             ===========
Total amortized cost......   Rs. 43,847             Rs. 23,419               Rs.122,144             Rs.  85,665

     We have a limited equity portfolio because the Reserve Bank of India restricts investments by a bank in equity securities to 5.0% of its total outstanding domestic loan portfolio as at March 31 of the previous year. A significant portion of ICICI's investments in equity securities were related to projects financed by it. The Reserve Bank of India has permitted us to exclude these investments for determining compliance with the restriction on investments by banks in equity securities, for a period of five years from the amalgamation. In addition, the Reserve Bank of India has approved the exclusion of specific equity investments acquired by conversion of debt under restructuring schemes approved by the Corporate Debt Restructuring Forum. See also "Supervision and Regulation".

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

     Equity securities, including venture capital investments and mutual fund units were 2.3% of our total assets at year-end fiscal 2004 and 8.3% of our total investment securities portfolio at year-end fiscal 2004. As these investments are primarily in the nature of long-term investments in start-up projects, returns on such investments generally accrue well after commencement of operations by the projects. In general, we pursue a strategy of active management of our long-term equity portfolio to maximize return on investment. To ensure compliance with the Securities and Exchange Board of India's insider trading regulations, all dealings in our equity investments in listed companies are undertaken by the equity and corporate bonds dealing desks of our treasury, which are segregated from our other business groups as well as the other groups and desks in the treasury, and which do not have access to unpublished price sensitive information about these companies that may be available to us as a lender.

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

     Customer Foreign Exchange and Derivative Products

     We provide customer specific products and services and risk hedging solutions in several currencies to meet the trade and service-related requirements of our corporate clients. We earn commissions on these products and services from our corporate customers.

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

     At year-end fiscal 2004, we had a portfolio of outstanding forward contracts of Rs. 620.4 billion (US$ 14.3 billion), interest rate and currency swaps of Rs. 1,118.1 billion (US$ 25.8 billion) and other derivative products of Rs. 472.0 billion (US$ 10.9 billion).

     ICICI Securities

     In addition to ICICI Bank's treasury operations, we also provide investment banking services through our subsidiary, ICICI Securities. ICICI Securities provides investment banking services through three main business lines - corporate advisory, fixed income and equities. The clients of ICICI Securities include a range of Indian and foreign corporations and institutional investors. ICICI Securities is a non-bank finance company. For a description of non-bank finance companies, see "Overview of the Indian Financial Sector - Non-Bank Finance Companies".

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

              Fixed Income

     We believe ICICI Securities is one of the market leaders in the Indian debt market, having been named the "Best Bond House - 2004" by Finance Asia. ICICI Securities is a primary dealer appointed and authorized by the Reserve Bank of India to trade in government securities. As a primary dealer, ICICI Securities is permitted to underwrite the issuance of government securities and treasury bills and to act as a market maker in these instruments. ICICI Securities was the first primary dealer to commence activity in interest rate derivative products such as interest rate swaps and forward rate agreements following their introduction by the Reserve Bank of India in July 1999. In fiscal 2004, ICICI Securities achieved turnover in excess of Rs. 1,000.0 billion (US$ 23.0 billion) in government securities for the first time in its existence. ICICI Securities is also a leading player in the non-government debt market in India. This activity primarily involves running a proprietary book in various money market instruments. ICICI Securities achieved a turnover of about Rs. 125.0 billion (US$ 2.9 billion) in non-government debt in fiscal 2004.

              Equities

     In equities, ICICI Securities offers a range of products including underwriting of equity offerings, public and private placement of corporate equity, assistance in buyback programs and equity brokering and research, primarily for institutional investor clients. Indian law prohibits ICICI Securities from holding or trading ICICI Bank's equity shares.

     Other Investment Banking Products and Services

              Venture Capital Funding

     We provide venture capital funding to start-up companies and private equity to a range of companies through funds managed by our subsidiary ICICI Venture Funds Management Company Limited. At year-end fiscal 2004, ICICI Venture managed or advised funds of Rs. 27.9 billion (US$ 643 million). The company focuses on investments in several sectors, including media and entertainment, retail, healthcare, information technology, and other manufacturing sectors. We believe that ICICI Venture is the leading private equity investor in India, having invested in a large number of the private equity deals completed in the country to date and having established a track record of successfully exiting from several investments.

Others

     Insurance

     We provide a wide range of insurance products and services through ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company . The key dimensions of our strategy for growth in the insurance business are innovative products, wide distribution network, prudent portfolio mix and sound risk management practices. In addition, we are focused on leveraging on our corporate and retail customer base for cross selling insurance products.

              Life Insurance

     We have a joint venture partnership with Prudential plc of UK for the life insurance business. We have a 74.0% interest in this joint venture. This joint venture company, ICICI Prudential Life Insurance Company, obtained the license to conduct life insurance business in November 2000 and commenced business operations in December 2000. ICICI Prudential Life Insurance Company is the largest private sector life insurance company in India, with about 31% market share in the private sector based on incremental premiums income (i.e., new business) in fiscal 2004. We have a Memorandum of Understanding with ICICI Prudential Life Insurance Company for distribution of life insurance policies issued by ICICI Prudential Life Insurance Company through ICICI Bank's branch network.

              Non-Life Insurance

     We have a joint venture partnership with Lombard Canada Limited for the non-life insurance business. We have a 74.0% interest in this joint venture. The joint venture company, ICICI Lombard General Insurance Company, obtained the license to conduct general insurance business in August 2001 and since then has commenced operations. ICICI Lombard General Insurance Company is the largest private sector general insurance company in India, with about 22% market share in terms of gross written premium in the private sector in fiscal 2004. ICICI Lombard General Insurance Company offers a wide range of general insurance products for corporate and retail customers. ICICI Lombard General Insurance Company offers general insurance products to our customers and seeks to capitalize on our customer relationships.

Funding

     Our funding operations are designed to ensure stability of funding, minimize funding costs and effectively manage liquidity. Subsequent to the amalgamation, our primary source of funding is deposits raised from both retail and corporate customers. We also raise funds through short-term rupee borrowings. During fiscal 2004, we also raised funds through domestic and overseas bond issuances pursuant to specific regulatory approvals. As a financial institution, ICICI was not allowed to raise banking deposits and so its primary sources of funding, prior to the amalgamation, were rupee borrowings from a wide range of institutional investors, and retail bonds. ICICI also obtained funds through foreign currency borrowings from multilateral institutions like the Asian Development Bank and the World Bank, which were guaranteed by the government of India, as well as through commercial foreign currency borrowings.

     Our deposits constituted 52.1% of our total liabilities at year-end fiscal 2004 compared to 45.2% of our total liabilities at year-end fiscal 2003. Our borrowings constituted 34.8% of our total liabilities at year-end fiscal 2004 compared to 43.1% of our total liabilities at year-end fiscal 2003. Our borrowings declined to Rs. 456.9 billion (US$ 10.5 billion) at year-end fiscal 2004 compared to Rs. 469.0 billion (US$ 10.8 billion) at year-end fiscal 2003, due to repayment of ICICI's long-term debt during fiscal 2004 in line with scheduled maturities, offset, in part, by new borrowings made by us. As a result, our long-term debt decreased 6.8% to Rs. 373.4 billion (US$ 8.6 billion) at year-end fiscal 2004 compared to Rs. 400.8 billion (US$ 9.2 billion) at year-end fiscal 2003. Our short-term borrowings and trading liabilities increased 22.4% to Rs. 83.4 billion (US$ 1.9 billion) at year-end fiscal 2004 compared to short-term borrowings and trading liabilities of Rs. 68.2 billion (US$ 1.6 billion) at year-end fiscal 2003. Going forward, we will continue to repay our borrowings in accordance with their scheduled maturities and raise new funds primarily in the form of lower-cost deposits.

     Our deposits increased 39.4% to Rs. 685.0 billion (US$ 15.8 billion) at year-end fiscal 2004 compared to Rs. 491.3 billion (US$ 11.3 billion) at year-end fiscal 2003. This significant growth in deposits was achieved primarily through increased focus on retail and corporate customers by offering a wide range of products designed to meet varied individual and corporate needs and leveraging on our network of branches, extension counters and ATMs.

     The following table sets forth, for the periods indicated, the average volume and average cost of deposits by type of deposit.

                                                             Year ended March 31, (1)(2)
                            -------------------------------------------------------------------------------------------------------
                                   2000               2001              2002                2003                    2004
                            -------------------------------------------------------------------------------------------------------
                              Amount   Cost(3)  Amount   Cost(3)  Amount   Cost(3)    Amount    Cost(3)   Amount    Amount   Cost(3)
                            -------------------------------------------------------------------------------------------------------
                                                        (in millions, except percentages)
Interest-bearing deposits:
     Savings deposits...... Rs. 3,530  3.34%  Rs.    -      -%   Rs.     -      -%  Rs. 30,874  2.96%  Rs. 56,914  US$ 1,311  2.37%

     Time deposits.........    64,309  9.31       3,682  13.31       6,618  11.24      327,144  7.68      469,589     10,820  6.25
 Non-interest-bearing
 deposits:
     Demand deposits.......     7,443     -           -     -            -      -       31,172     -       54,090      1,246     -
                           ----------         ---------          ---------          ----------         ----------  ---------
Total deposits.............Rs. 75,282  8.11%  Rs. 3,682  13.31%  Rs. 6,618  11.24%  Rs.389,190  6.69   Rs.580,593     13,377  5.28%
                           ==========         =========          =========          ==========         ==========  =========

---------
(1) Data for fiscal 2003 and 2004 is not comparable to fiscal 2001 and 2002, as data for fiscal 2001 and 2002 is only for ICICI and does not include ICICI Bank, as ICICI Bank was accounted for by the equity method in those fiscal years. Also, the average volume of deposits for fiscal 2001 and 2002 is not comparable with fiscal 2000 due to deconsolidation of ICICI Bank effective April 1, 2000.

(2) Average of quarterly balances at the end of March of the previous fiscal year and June, September, December and March of that fiscal year for each of fiscal 2000, 2001, 2002, 2003 and 2004.

(3) Represents interest expense divided by the average of quarterly balances.

     Our average deposits in fiscal 2004 were Rs. 580.6 billion (US$ 13.4 billion) at an average cost of 5.3% compared to average deposits of Rs. 389.2 billion (US$ 9.0 billion) at an average cost of 6.7% in fiscal 2003. Our average time deposits in fiscal 2004 were Rs. 469.6 billion (US$ 10.8 billion) at an average cost of 6.3% compared to average time deposits of Rs. 327.1 billion (US$
7.5 billion) in fiscal 2003 at an average cost of 7.7%. The average cost of deposits decreased primarily due to the reduction in the deposit rates offered to customers in fiscal 2004 in line with the overall decline in interest rates in the economy as well as an increase in our savings and demand deposits.


     The following table sets forth, at the date indicated, the maturity profile of deposits by type of deposit.

                                                            At March 31, 2004
                             ---------------------------------------------------------------------------
                                                       After one year
                                                         and within       After three
                                 Up to one year         three years          years            Total
                             ---------------------------------------------------------------------------
                                                            (in millions)
Interest-bearing deposits:

   Savings deposits ........      Rs.     86,403       Rs.         -       Rs.      -        Rs.  86,403
   Time deposits............             421,435              72,081           31,259            524,775
Non-interest-bearing
  deposits:
   Demand deposits..........              73,777                   -                -             73,777
                             --------------------------------------------------------------------------
Total deposits..............       Rs.   581,615        Rs.   72,081       Rs. 31,259        Rs. 684,955
                             ===========================================================================

     The following table sets forth, for the periods indicated, average outstanding rupee borrowings based on quarterly balance sheets and by category of borrowing and the percentage composition by category of borrowing. The average cost (interest expense divided by average of quarterly balances) for each category of borrowings is provided in the footnotes.

                                                               Year ended March 31,(1)(2)
                        ------------------------------------------------------------------------------------------------------------
                                 2000                2001                2002               2003                   2004
                        ------------------------------------------------------------------------------------------------------------
                           Amount     % to     Amount     % to      Amount    % to     Amount   % to      Amount     Amount    % to
                                      total               total               total             total                          total
                        ------------------------------------------------------------------------------------------------------------
                                                               (in millions, except percentages)
SLR bonds(3)........... Rs.  26,507   6.5%   Rs. 23,405    4.9% Rs.  20,518    4.0%  Rs. 15,690   3.4%  Rs. 14,815  US$  341    3.9%
Borrowings from Indian
  government(4)........       9,194   2.2         8,049    1.7        7,333    1.4        6,434   1.4        5,735       132    1.5
Convertible
  debentures(5)........         130   0.1             -      -            -      -            -     -            -         -      -
Other borrowings(6)(7).     373,256  91.2       442,716   93.4      481,951   94.6      444,461  95.2      357,913     8,247   94.6
                        ------------------------------------------------------------------------------------------------------------
Total...................Rs. 409,087 100.0%  Rs. 474,170  100.0% Rs. 509,802    100%  Rs.466,585 100.0%  Rs.378,463  US$8,720  100.0%
                        ============================================================================================================

---------
(1) Data for fiscal 2003 and 2004 is not comparable to fiscal 2001 and 2002, as data for fiscal 2001 and 2002 is only for ICICI and does not include ICICI Bank, as ICICI Bank was accounted for by the equity method in those fiscal years. Also, the average volume of borrowings for fiscal 2001 and 2002 is not comparable with fiscal 2000 due to deconsolidation of ICICI Bank effective April 1, 2000.

(2) Average of quarterly balances at the end of March of the previous fiscal year and June, September, December and March of that fiscal year for each of fiscal 2000, 2002, 2003 and 2004 and average of quarterly balances at the end of June, September, December and March for fiscal 2001.

(3) With an average cost of 10.33% in fiscal 2000, 10.62% in fiscal 2001, 11.10% in fiscal 2002, 11.44% in fiscal 2003 and 9.24% in fiscal 2004.

(4) With an average cost of 10.85% in fiscal 2000, 10.70% in fiscal 2001, 10.40% in fiscal 2002 and 10.40% in fiscal 2003 and 10.07% in fiscal 2004.

(5) With an average cost of 14.38% in fiscal 2000. The convertible debentures were redeemed on July 17, 1999.

(6) With an average cost of 13.67% in fiscal 2000, 13.06% in fiscal 2001, 12.36% in fiscal 2002, 11.65% in fiscal 2003 and 10.46% in fiscal 2004.

(7) Includes publicly and privately placed bonds, borrowings from institutions and wholesale deposits such as inter-corporate deposits, certificate of deposits and call borrowings.

     The following table sets forth, at the date indicated, the maturity profile of our rupee term deposits of Rs. 10 million (US$ 230,415) or more.

                                                                         At March 31,
                                                         -----------------------------------------
                                                                                       % of total
                                                                           2004         deposits
                                                         -----------------------------------------
                                                               (in millions, except percentages)
Less than three months............................       Rs. 103,175      US$ 2,377       15.06%
Above three months and less than six months.......            58,670          1,352        8.57%
Above six months and less than 12 months..........            76,733          1,768       11.20%
More than 12 months...............................            52,772          1,216        7.70%
                                                         -----------      ---------       -----
Total deposits of Rs. 10 million and more.........       Rs. 291,350      US$ 6,713       42.54%
                                                         ===========      =========       =====

     During fiscal 2004, we repaid a significant amount of ICICI's high cost long-term debt. As a result, average long-term debt reduced to Rs. 382.7 billion (US$ 8.8 billion) during fiscal 2004 compared to Rs. 455.3 billion (US$ 10.5 billion) during fiscal 2003.

     The following table sets forth, at the dates indicated, certain information related to short-term rupee borrowings, which consist of certificates of deposits, inter-corporate deposits and borrowings from government-owned companies, and trading liabilities.

                                                                    At March 31, (1)
                                           -------------------------------------------------------------------
                                              2000          2001         2002          2003          2004
                                           ----------- ------------- ------------ ------------- --------------
                                                              (in millions, except percentages)
Year-end balance.......................... Rs. 87,758    Rs. 99,997   Rs. 74,932    Rs. 50,232     Rs. 57,787
Average balance during the year (2) ......     68,626       100,569       85,057        75,983         48,020
Maximum quarter-end balance...............     90,442       104,412       91,950        82,100         57,787
    Average interest rate during the year       12.38%        10.17%        9.65%        11.31%          6.16%
Average interest rate at year-end (4).....      10.82%        11.01%        9.34%         6.80%          4.85%

---------
(1) Short-term borrowings include trading liabilities, such as borrowings in the call market and repurchase agreements.

(2) Average of quarterly balances at the end of March of the previous fiscal year, June, September, December and March of that fiscal year for each of fiscal 2000, 2002, 2003 and 2004 and average of quarterly balances at the end of June, September, December and March for fiscal 2001.

(3) Represents the ratio of interest expense on short-term borrowings to the average of quarterly balances of short-term borrowings.

(4) Represents the weighted average rate of the short-term borrowings outstanding at fiscal year-end.

     The average interest rate at year-end fiscal 2004 at 4.85% was significantly lower compared to the average interest rate during fiscal 2004 at 6.16% due to declining interest rates.

     The following table sets forth, at the dates indicated, average outstanding volume of foreign currency borrowings based on quarterly balance sheets by source and the percentage composition by source. The average cost (interest expense divided by average of quarterly balances) for each source of borrowings is provided in the footnotes.

                                                                     At March 31, (1) (2)
                             -------------------------------------------------------------------------------------------------------
                                      2000               2001              2002              2003                    2004
                             -------------------------------------------------------------------------------------------------------
                                          % to               % to              % to               % to                        % to
                                Amount    total    Amount    total    Amount   total    Amount    total     Amount   Amount   total
                             -------------------------------------------------------------------------------------------------------
                                                              (in millions, except percentages)
Commercial borrowings(3)...  Rs. 74,509   77.4%  Rs. 74,745  77.6%  Rs. 73,955  77.6%  Rs. 53,791  67.4%  Rs. 47,003 US$1,083 65.2%
Multilateral borrowings(4).      21,748   22.6       21,554  22.4       22,290  22.4       26,020  32.6       25,073      578  34.8
                             -------------------------------------------------------------------------------------------------------
Total......................  Rs. 96,257  100.0%  Rs. 96,299 100.0%  Rs. 96,246 100.0%  Rs. 79,811 100.0%  Rs. 72,076 US$1,661 100.0%
                             =======================================================================================================

---------
(1) Data for fiscal 2003 and 2004 is not comparable to fiscal 2001 and 2002, as data for fiscal 2001 and 2002 is only for ICICI and does not include ICICI Bank, as ICICI Bank was accounted for by the equity method in those fiscal years.

     Also, the average volume of borrowings at year-end fiscal 2001 and 2002 is not comparable with fiscal 2000 due to deconsolidation of ICICI Bank effective April 1, 2000.

(2) Average of quarterly balances at the end of March of the previous fiscal year, June, September, December and March of that fiscal year for each of fiscal 2000, 2002, 2003 and 2004 and average of quarterly balances at the end of June, September, December and March for fiscal 2001.

(3) With an average cost of 5.72% in fiscal 2000, 7.55% in fiscal 2001, 6.75% in fiscal 2002, 3.16% in fiscal 2003 and 3.11% in fiscal 2004.

(4) With an average cost of 5.53% in fiscal 2000, 4.39% in fiscal 2001, 4.93% in fiscal 2002, 4.40% in fiscal 2003 and 3.03% in fiscal 2004.

     At year-end fiscal 2004, our outstanding subordinated debt was Rs. 91.1 billion (US$ 2.1 billion). This debt is classified as Tier 2 capital in calculating the capital adequacy ratio in accordance with the Reserve Bank of India's regulations on capital adequacy. See "Supervision and Regulation - Reserve Bank of India Regulations".

Risk Management

     As a financial intermediary, we are exposed to risks that are particular to our lending and trading businesses and the environment within which we operate. Our goal in risk management is to ensure that we understand, measure and monitor the various risks that arise and that the organization adheres strictly to the policies and procedures which are established to address these risks.

     ICICI Bank is primarily exposed to credit risk, market risk, liquidity risk, operational risk and legal risk. ICICI Bank has two centralized groups, the Risk Management Group and the Compliance and Audit Group with a mandate to identify, assess and monitor all of ICICI Bank's principal risks in accordance with well-defined policies and procedures. The Head of the Risk Management Group reports to the Chief Financial Officer and Treasurer and through him to the Deputy Managing Director. The Head of the Compliance and Audit Group reports to the Deputy Managing Director. Both the groups are independent of the business units and coordinate with representatives of the business units to implement ICICI Bank's risk management methodologies. Committees of the board of directors have been constituted to oversee the various risk management activities. The Audit Committee provides direction to and also monitors the quality of the internal audit function. The Risk Committee reviews risk management policies in relation to various risks including portfolio, liquidity, interest rate, off-balance sheet and operational risks, investment policies and strategy, and regulatory and compliance issues in relation thereto. The Credit Committee reviews developments in key industrial sectors and ICICI Bank's exposure to these sectors as well as to large borrower accounts. The Agriculture & Small Enterprises Business Committee reviews ICICI Bank's strategy for small enterprises and agri-business and the quality of the agricultural lending and small enterprises finance credit portfolio. The Asset Liability Management Committee is responsible for managing the balance sheet and reviewing the asset-liability position to manage ICICI Bank's liquidity and market risk exposure. For a discussion of these and other committees, see "Management".

      The Risk Management Group is further organized into the Credit Risk Management Group, Market Risk Management Group, Retail Risk Management Group and Risk Analytics Group. The Compliance and Audit Group is further organized into the Compliance and Anti-Money Laundering Group and the Internal Audit Group.

     The Risk Management Group is also responsible for assessing the risks pertaining to the international operations, including review of policies and setting sovereign and counterparty limits.

     Credit Risk

     ICICI Bank's credit policy is approved by the Credit Committee of our board of directors. In its lending operations, ICICI Bank is principally exposed to credit risk. Credit risk is the risk of loss that may occur from the failure of any party to abide by the terms and conditions of any financial contract with ICICI Bank, principally the failure to make required payments on loans due to ICICI Bank. ICICI Bank currently measures, monitors and manages credit risk for each borrower and also at the portfolio level. ICICI Bank has a structured and standardized credit approval process, which includes a well-established procedure of comprehensive credit appraisal.

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

     After conducting an analysis of a specific borrower's risk, the Credit Risk Management Group assigns a credit rating to the borrower. ICICI Bank has a scale of 10 ratings ranging from AAA to B, an additional default rating of D and short-term ratings from S1 to S8. Credit rating is a critical input for the credit approval process. ICICI Bank determines the desired credit risk spread over its cost of funds by considering the borrower's credit rating and the default pattern corresponding to the credit rating. Every proposal for a financing facility is prepared by the relevant business unit and reviewed by the appropriate industry specialists in the Credit Risk Management Group before being submitted for approval to the appropriate approval authority. The approval process for non-fund facilities is similar to that for fund-based facilities. The credit rating for every borrower is reviewed at least annually and is typically reviewed on a more frequent basis for higher risk credits and large exposures. ICICI Bank also reviews the ratings of all borrowers in a particular industry upon the occurrence of any significant event impacting that industry.

     Working capital loans are generally approved for a period of 12 months. At the end of 12 months validity period, ICICI Bank reviews the loan arrangement and the credit rating of the borrower and takes a decision on continuation of the arrangement and changes in the loan covenants as may be necessary.

          Project Finance Procedures

     ICICI Bank has a strong framework for the appraisal and execution of project finance transactions. ICICI Bank believes that this framework creates optimal risk identification, allocation and mitigation, and helps minimize residual risk.

     The project finance approval process begins with a detailed evaluation of technical, commercial, financial, marketing and management factors and the sponsor's financial strength and experience. Once this review is completed, an appraisal memorandum is prepared for credit approval purposes. As part of the appraisal process, a risk matrix is generated, which identifies each of the project risks, mitigating factors and residual risks associated with the project. The appraisal memorandum analyzes the risk matrix and establishes the viability of the project. Typical risk mitigating factors include the commitment of stand-by funds from the sponsors to meet any cost over-runs and a conservative collateral position. After credit approval, a letter of intent is issued to the borrower, which outlines the principal financial terms of the proposed facility, sponsor obligations, conditions precedent to disbursement, undertakings from and covenants on the borrower. After completion of all formalities by the borrower, a loan agreement is entered into with the borrower.

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

     The focus of ICICI Bank's structured corporate finance products is on cash flow based financing. ICICI Bank has a set of distinct approval procedures to evaluate and mitigate the risks associated with such products. These procedures include:

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

          Working Capital Finance Procedures

     ICICI Bank carries out a detailed analysis of its borrowers' working capital requirements. Credit limits are established in accordance with the approval authorization approved by ICICI Bank's board of directors. Once credit limits are approved, ICICI Bank calculates the amounts that can be lent on the basis of monthly statements provided by the borrower and the margins stipulated. Quarterly information statements are also obtained from borrowers to monitor the performance on a regular basis. Monthly cash flow statements are obtained where considered necessary. Any irregularity in the conduct of the account is reported to the appropriate authority on a monthly basis. Credit limits are reviewed on an annual basis.

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

     The following table sets forth the composition and the approval authority of these committees at year-end fiscal 2004.


 Committee                  Members                              Approval Authority
 -------------------------------------------------------------------------------------------------------------------
 Credit Committee of the    Chaired by an              o  All approvals to companies with rating below BB and
 board of directors         independent director and      all new (non agriculture) companies rated BB, pursuant
                            consisting of a majority      to ICICI Bank's internal credit rating policy. Only the
                            of independent directors.     Credit Committee has approval authority in these cases.
                                                       o  All approvals (in practice, generally above the prescribed authority of the Committee of Directors).
                                                       o  Approvals to companies identified by the Credit Committee where the company or the borrower group requires close
                                                          monitoring.
 -------------------------------------------------------------------------------------------------------------------

 Committee of Directors     Chaired by the Managing    All approvals above the prescribed authority of the Committee
 (Lending)                  Director & CEO and         of Executives (Credit) subject to the following total
                            consisting of all          exposure limits:
                            wholetime directors.       o  Up to 10.0% of ICICI Bank's capital funds(1) to a
                                                          single entity; and
                                                       o  Up to 30.0% of ICICI Bank's capital funds(1) to a single group of companies.
 -------------------------------------------------------------------------------------------------------------------

 Committee of Executives    Consisting of heads of     Approvals linked to the rating, tenure and security of the
 (Credit)                   client relationship        exposure, which are above the authority of the Regional
                            groups, Retail Products    Committee (Credit) subject to the following indicative
                            & Distribution Group,      exposure limits:
                            Retail Infrastructure      o  From up to Rs. 5.0 billion  (US$ 115  million)  for a one
                            Group, International          year  secured  exposure  to up to Rs. 0.4 billion  (US$ 9 million)
                            Banking Group, Structured     for a secured  exposure  greater than 10 years for each
                            Finance, Credit and           company with an internal credit rating of AA- and above;
                            Markets Group, Compliance  o  From up to Rs. 5.0 billion  (US$ 115 million)  for a one year
                            and Audit Group, Project      unsecured  exposure to up to Rs. 0.3 billion (US$ 7 million)
                            Finance Group and Chief       for an unsecured exposure greater than 10 years for each
                            Financial                     company with an internal credit rating of AA- and above;

                            Officer.                   o  From up to Rs. 1.6 billion (US$ 37 million) for a
                                                          one year secured exposure to up to Rs. 0.1 billion (US$
                                                          2 million) for a 10 year secured exposure for each
                                                          company with an internal credit rating of A+ and below;
                                                       o  From up to Rs. 1.1 billion (US$ 25 million) for a
                                                          one year unsecured exposure to up to Rs. 0.1 billion
                                                          (US$ 2 million) for a 10 year unsecured exposure for
                                                          each company with an internal credit rating of A+ and
                                                          below;
 -------------------------------------------------------------------------------------------------------------------

 Regional Committee (Credit)Consisting of regional     o  From up to Rs. 5.0 billion (US$ 115 million) for a
                            representatives of            one year secured exposure to up to Rs. 0.2 billion (US$
                            various client                5 million) for a 10 year secured exposure for each
                            relationship groups with      company with an internal credit rating of AA- and above;
                            representatives of Risk    o  From up to Rs. 5.0 billion (US$ 115 million) for a
                            Management Group,             one year unsecured exposure to up to Rs. 0.1 billion
                            Compliance and Audit          (US$ 2 million) for a 10 year unsecured exposure for
                            Group and Middle Office       each company with an internal credit rating of AA- and
                            Group as permanent            above;
                            invitees.                  o  From up to Rs. 0.6 billion (US$ 14 million) for a
                                                          one year secured exposure to up to Rs. 0.06 billion (US$
                                                          1 million) for a 10 year secured exposure for each
                                                          company with an internal credit rating of A+ and below;
                                                       o  From up to Rs. 0.4 billion (US$ 9 million) for a one
                                                          year unsecured exposure to up to Rs. 0.04 billion (US$ 1
                                                          million) for a 10 year unsecured exposure for each
                                                          company with an internal credit rating of A+ and below;

 -------------------------------------------------------------------------------------------------------------------
                                                       In all cases, subject to adherence to limits on ICICI Bank's capital funds(1) imposed on the Committee of Directors as
                                                       mentioned above.

----------
(1) Capital funds consist of Tier 1 and Tier 2 capital, as defined in the Reserve Bank of India regulations, under Indian GAAP. See "Supervision and Regulation - Capital Adequacy Requirements".

     All new loans must be approved by the above committees in accordance with their respective powers. Certain designated executives are authorized to approve:

     o ad-hoc/ additional working capital facilities not exceeding the lower of 10.0% of existing approved facilities and Rs. 20 million (US$ 460,829);

     o temporary accommodation not exceeding the lower of 20.0% of existing approved facilities and Rs. 20 million (US$ 460,829); and

     o facilities fully secured by deposits, cash margin, letters of credit of approved banks or approved sovereign debt instruments.

     In addition to the above loan products, ICICI Bank's Rural,Micro-banking and Agri-business Group provides loans to self-help groups, rural agencies, as well as certain categories of agricultural loans and loans under government-sponsored schemes. These loans are typically of small amounts. The credit approval authorization approved by our board of directors requires that all such loans above Rs. 1.5 million (US$ 34,562) be approved by the Committee of Directors, while the authority to approve loans up to Rs. 1.5 million (US$ 34,562) has been delegated to designated executives.

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

         Retail Loan Procedures

     Our customers for retail loans are typically middle and high-income, salaried or self-employed individuals, and, in some cases, partnerships and corporations. Except for personal loans, credit cards and loan against shares, we require a contribution from the borrower and our loans are secured by the asset financed.

     Our retail credit product operations are sub-divided into various product lines. Each product line is further sub-divided into separate sales and marketing and credit groups. The Risk Management Group, which is independent of the business groups, approves all new retail products and product policies and credit approval authorizations. All products and policies require the approval of the Committee of Directors. All credit approval authorizations require the approval of our board of directors.

     ICICI Bank uses direct marketing agents as well as its own branch network and employees for marketing retail credit products. However, credit approval authority lies only with ICICI Bank's credit officers who are distinct from the product marketing teams. The delegation of credit approval authority is linked, among other factors, to the size of the credit and the authority delegated to credit officers varies across different products.

     ICICI Bank's credit officers evaluate credit proposals on the basis of the product policy approved by the Committee of Directors and the risk assessment criteria defined by the Risk Management Group. These criteria vary across product segments but typically include factors such as the borrower's income, the loan-to-value ratio and certain stability factors. In case of credit cards, in order to limit the scope of individual discretion, ICICI Bank has implemented a credit-scoring programme that is an automated credit approval system that assigns a credit score to each applicant based on certain demographic attributes like earnings stability, educational background and age. The credit score then forms the basis of loan evaluation. External agencies such as field investigation agents and credit processing agents are used to facilitate a comprehensive due diligence process including visits to offices and homes in the case of loans to individual borrowers. Before disbursements are made, the credit officer conducts a centralized check and review of the borrower's profile. Though a formal credit bureau does not as yet operate in India, ICICI Bank avails the services of certain private agencies operating in India to check applications before disbursement. A centralized retail credit team undertakes review and audit of credit quality across each credit approval team.

     ICICI Bank has established centralized operations to manage operating risk in the various back office processes of ICICI Bank's retail loan business except for a few operations which are decentralized to improve turnaround time for customers.

     ICICI Bank has a collections unit structured along various product lines and geographical locations, to manage delinquency levels. The collections unit operates under the guidelines of a standardized recovery process. ICICI Bank also makes use of external collection agents to aid it in collection efforts, including collateral repossession in accounts that are overdue for more than 90 days. External agencies for collections are governed by standardized process guidelines.

     A fraud control department has been set up to manage levels of fraud, primarily through fraud prevention in the form of forensic audits and also through recovery of fraud losses. The fraud control department is aided by specialized agencies. The fraud control department also evaluates the various external agencies involved in the retail finance operations, including direct marketing agents, external verification agents and collection agents.

         Small Enterprises Loan Procedures

     The Small Enterprises Group finances dealers and vendors of companies by implementing structures to enhance the base credit quality of the vendor / dealer, that involve an analysis of the base credit quality of the vendor / dealer pool and an analysis of the linkages that exist between the vendor / dealer and the company.

     The group is also involved in financing based on a community-based approach, that is, financing of small enterprises that have a homogeneous profile such as apparel manufacturers and manufacturers of pharmaceuticals. The risk assessment of such communities involves identification of appropriate credit norms for target market, use of scoring models for enterprises that satisfy these norms and applying pre-determined exposure limits to enterprises that are awarded a minimum required score in the scoring model. The assessment also involves setting up of portfolio control norms, individual borrower approval norms and stringent exit triggers to be followed while financing such clusters or communities.

     Quantitative and Qualitative Disclosures About Market Risk

     Market risk is the possibility of loss arising from changes in the value of a financial instrument as a result of changes in market variables such as interest rates, exchange rates and other asset prices. The prime source of market risk for us is the interest rate risk we are exposed to as a financial intermediary, which arises on account of our asset liability management activities. In addition to interest rate risk, we are exposed to other elements of market risk such as liquidity or funding risk, price risk on trading portfolios, and exchange rate risk on foreign currency positions.

         Market Risk Management Procedures

     Our board of directors reviews and approves the policies for the management of market risk. The board has delegated the responsibility for market risk management on the banking book to the Asset Liability Management Committee and the trading book to the Committee of Directors, under the Risk Committee of the board of directors. The Asset Liability Management Committee is responsible for approving policies and managing interest rate risk on the banking book and liquidity risks reflected in the balance sheet. The Committee of Directors is responsible for setting policies and approving risk controls for the trading portfolio.

     The Asset Liability Management Committee is chaired by the Joint Managing Director and the Deputy Managing Director and Executive Directors are members of the Committee. This Committee generally meets on a monthly basis and reviews the interest rate and liquidity gap positions on the banking book, formulates a view on interest rates, sets deposit and benchmark lending rates, reviews the business profile and its impact on asset liability management and determines the asset liability management strategy, as deemed fit, in light of the current and expected business environment. This Committee reports to the Risk Committee. A majority of the members of the Risk Committee are independent directors and the committee is chaired by an independent director. The Structural Rate Risk Management Group and Balance Sheet Management Group are responsible for managing interest rate risk and liquidity risk, under the supervision of the Asset Liability Management Committee.

     The Risk Management Group recommends changes in risk policies and controls, including for new trading products, and the processes and methodologies for quantifying and assessing market risks. Risk limits including position limits and stop loss limits for the trading book are monitored on a daily basis and reviewed periodically.

         Interest Rate Risk

     Since our balance sheet consists predominantly of rupee assets and liabilities, movements in domestic interest rates constitute the main source of interest rate risk. Our portfolio of traded and other debt securities and our loan portfolio are negatively impacted by an increase in interest rates. Exposure to fluctuations in interest rates is measured primarily by way of gap analysis, providing a static view of the maturity and re-pricing characteristics of balance sheet positions. An interest rate gap report is prepared by classifying all assets and liabilities into various time period categories according to contracted maturities or anticipated re-pricing date. The difference in the amount of assets and liabilities maturing or being re-priced in any time period category, would then give an indication of the extent of exposure to the risk of potential changes in the margins on new or re-priced assets and liabilities. ICICI Bank prepares interest rate risk reports on a fortnightly basis. The same are reported to the Reserve Bank of India on a monthly basis. Interest rate risk is further monitored through interest rate risk limits approved by the Asset Liability Management Committee.

     Our core business is deposit taking and lending in both rupees and foreign currencies, as permitted by the Reserve Bank of India. These activities expose us to interest rate risk. As the rupee market is significantly different from the international currency markets, gap positions in these markets differ significantly.

     Our primary source of funding is deposits and to a smaller extent, borrowings. In the rupee market, most of our deposit taking is at fixed rates of interest for fixed periods, except for savings deposits and current deposits, which do not have any specified maturity and can be withdrawn on demand. We usually borrow for a fixed period with a one-time repayment on maturity, with some borrowings having European call/put options, exercisable only on specified dates, attached to them. However, we have a mix of floating and fixed interest rate assets. Our loans generally are repaid more gradually, with principal repayments being made over the life of the loan. Our housing loans at year-end fiscal 2004 were primarily floating rate loans where the rates are reset every quarter. Until December 31, 2003, we followed a four-tier prime rate structure, namely, a short-term prime rate for one-year loans or loans that re-price at the end of one year, a medium-term prime rate for one to three year loans, a long-term prime rate for loans with maturities greater than three years and a prime rate for cash credit products. Effective January 1, 2004, we have moved to a single benchmark prime rate structure for all loans other than specific categories of loans advised by the Indian Banks' Association (which include, among others, loans to individuals for acquiring residential properties, loans for purchase of consumer durables, non-priority sector personal loans and loans to individuals against shares, debentures, bonds and other securities), with lending rates comprising the benchmark prime rate, term premia and transaction-specific credit and other charges. Interest rates on loans outstanding at December 31, 2003 continue to be based on the four-tier prime rate structure. We seek to eliminate interest rate risk on undisbursed commitments by fixing interest rates on rupee loans at the time of loan disbursement.

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

     We use the duration of our government securities portfolio as a key variable for interest rate risk management. We increase or decrease the duration of government securities portfolio to increase or decrease our interest rate risk exposure. In addition, we also use interest rate derivatives to manage asset and liability positions. We are an active participant in the interest rate swap market and are one of the largest counterparties in India.

     The following table sets forth, at the date indicated, our asset-liability gap position.

                                                                     At March 31, 2004(1)-(4)
                                               ---------------------------------------------------------------------
                                                  Less than or      Greater than
                                                  equal to one     one year and up      Greater than         Total
                                                      year          to five years       five years
                                               ---------------------------------------------------------------------
                                                                          (in millions)
Loans, net...................................       Rs. 370,346      Rs. 261,039        Rs. 97,134      Rs. 728,520
Securities...................................           221,267           19,930           147,945          389,142
Fixed assets.................................                 -              633            32,782           33,415
Other assets(5)..............................            58,380           22,857           176,817          258,054
                                               ---------------------------------------------------------------------
Total assets.................................           649,993          304,460           454,678        1,409,131
Stockholders' equity.........................                 -                -            94,525           94,525

Debt(5)......................................           681,557          291,474           168,816        1,141,847
Other liabilities............................            13,101           19,543           140,114          172,759
                                               --------------------------------------------------------------------
Total liabilities............................          694,658          311,017            403,455        1,409,131
Total gap before risk management positions...          (44,665)          (6,558)            51,223                -
Risk management positions....................          (52,518)          33,989             18,529                -
                                               --------------------------------------------------------------------
Total gap after risk management positions....      Rs. (97,184)      Rs. 27,431         Rs. 69,752      Rs.       -
                                               ====================================================================

----------------
(1) Assets and liabilities are classified into the applicable categories, based on residual maturity or re-pricing whichever is earlier. Classification methodologies are generally based on Asset Liability Management Guidelines issued by the Reserve Bank of India, effective from April 1, 2000.
(2) Items that neither mature nor re-price are included in the "greater than five years" category. This includes equity share capital and a substantial part of fixed assets.
(3) Impaired loans of residual maturity less than three years are classified in the "greater than one year and up to five years" category and impaired loans of residual maturity between three to five years are classified in the "greater than five years" category.
(4)  The risk management positions comprise foreign currency and rupee swaps.
(5) The categorization for these items is different from that reported in the financial statements.

     The following table sets forth, at the date indicated, the amount of our loans with residual maturities greater than one year that had fixed and variable interest rates.

                                             At March 31, 2004
                               ------------------------------------------
                                 Fixed rate     Variable       Total
                                   loans       rate loans
                               ------------------------------------------
                                             (in millions)
Loans.......................      Rs. 312,960   Rs. 179,100  Rs. 492,060

              Price Risk (Banking book)

     The following table sets forth, using the balance sheet at year-end fiscal 2004 as the base, one possible prediction of the impact of adverse changes in interest rates on net interest income for fiscal 2005, assuming a parallel shift in yield curve at year-end fiscal 2004.

                                                                     At March 31, 2004
----------------------------------------------------------------------------------------------------------
                                                                 Change in interest rates
                                                                     (in basis points)
----------------------------------------------------------------------------------------------------------
                                                   (100)           (50)             50              100
                                                             (in millions, except percentages)
Rupee portfolio........................           Rs. (347)        Rs. (173)        Rs. 173        Rs. 347
Foreign currency portfolio.............                 60               30             (30)           (60)
                                            ---------------- ---------------- -------------- -------------
Total..................................           Rs. (287)        Rs. (143)        Rs. 143        Rs. 287
                                            ================ ================ ============== =============

     Based on our asset and liability position at year-end fiscal 2004, the sensitivity model shows that net interest income from the banking book for fiscal 2005 would rise by Rs. 287 million (US$ 7 million) if interest rates increased by 100 basis points during fiscal 2005. Conversely, the sensitivity model shows that if interest rates decreased by 100 basis points during fiscal 2005, net interest income for fiscal 2005 would fall by an equivalent amount of Rs. 287 million (US$ 7 million). Based on our asset and liability position at year-end fiscal 2003, the sensitivity model showed that net interest income for fiscal 2003 would have fallen by Rs. 174 million (US$ 4 million) if interest rates had increased by 100 basis points during fiscal 2004. Interest rate risk numbers at year-end fiscal 2004 are low primarily due to the low duration of government securities portfolio maintained by us and the large proportion of floating rate loans in the housing loans.

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

     The following tables sets forth, using the fixed income portfolio at year-end fiscal 2004 as the base, one possible prediction of the impact of changes in interest rates on the value of our rupee fixed income trading portfolio for fiscal 2005, assuming a parallel shift in yield curve.

                                                                     At March 31, 2004
                                                 ----------------------------------------------------------
                                                                 Change in interest rates
                                                                     (in basis points)
                                                 ----------------------------------------------------------
                                                 Portfolio
                                                   Size        (100)       (50)        50          100
                                                 ----------------------------------------------------------
                                                                       (in millions)
Government of India securities............        Rs. 9,776   Rs.  842    Rs.  410  Rs. (387)   Rs.  (754)
Corporate debt securities.................              209         14           7        (7)         (13)
                                                 ----------- ---------- ----------- ---------- ------------
Total.....................................        Rs. 9,985   Rs.  857    Rs.  417  Rs. (393)   Rs.  (767)
                                                 ----------- ---------- ----------- ---------- ------------

     At year-end fiscal 2004, the total value of our rupee fixed income portfolio was Rs.10.0 billion (US$ 230 million). The sensitivity model shows that if interest rates increase by 100 basis points during fiscal 2005, the value of the trading portfolio, would fall by Rs. 767 million (US$ 18 million). Conversely, if interest rates fell by 100 basis points during fiscal 2005, under the model, the value of this portfolio would rise by Rs. 857 million (US$ 20 million). At year-end fiscal 2003, the sensitivity model showed that if interest rates had increased by 100 basis points during fiscal 2004, the value of the trading portfolio would have fallen by Rs. 1.6 billion (US$ 37 million). The decrease at year-end fiscal 2004 was primarily due to the decrease in the portfolio to Rs. 10.0 billion (US$ 230 million) from Rs. 33.4 billion (US$ 770 million) at year-end fiscal 2003.

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

     In addition, the Risk Management Group stipulates risk limits including position limits and stop loss limits for the trading book. These limits are monitored on a daily basis and reviewed periodically. In addition to risk limits, we also have risk monitoring tools such as Value-at-Risk models for measuring market risk in our trading portfolio.

     ICICI Bank is required to invest a specified percentage, currently 25.0%, of its liabilities in government of India securities to meet the statutory ratio requirement prescribed by the Reserve Bank of India. As a result, we have a very large portfolio of government of India securities and these are primarily classified as available for sale securities. Our available for sale securities included Rs. 260.6 billion (US$ 6.0 billion) of government of India securities. These are not included in the trading book analysis presented above.

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

     Trading account securities are recorded at market value. For the purpose of valuation of our available for sale equity investment securities, an assessment is made whether a decline in the fair value, below the amortized cost of the investments, is other than temporary. If the decline in fair value below the amortized cost is other than temporary, the decline is provided for in the income statement. A temporary decline in value is excluded from the income statement and reflected directly in the shareholders' equity. To assess whether a decline in fair value is temporary, the duration for which the decline had existed, industry and company specific conditions and dividend record are considered. Non-readily marketable securities for which there is no readily determinable fair value are recorded at cost. Venture capital investments are carried at fair value. However, they are generally carried at cost during the first year, unless a significant event occurs that affected the long-term value of the investment.

     At year-end fiscal 2004, the fair value of trading account equity securities was Rs. 1.0 billion (US$ 23 million). The fair value of our available for sale equity securities investment portfolio, including non-readily marketable securities of Rs. 8.6 billion (US$ 199 million), was Rs. 31.0 billion (US$ 714 million). At year-end fiscal 2003, the fair value of trading equity securities was Rs. 187 million (US$ 4 million). The fair value of the available for sale equity securities investment portfolio, including non-readily marketable securities of Rs. 9.4 billion (US$ 217 million), was Rs. 25.5 billion (US$ 589 million).

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

     The Reserve Bank of India has authorized the dealing of foreign currency-rupee options by banks for hedging foreign currency exposures including hedging of balance sheet exposures. We have been offering such products to corporate clients and other inter-bank counterparties and are one of the largest participants in the currency options market accounting for a significant share of daily trading volume. All the options are maintained within the specified limits.

     In addition, foreign currency loans are made on terms that are similar to foreign currency borrowings, thereby transferring the foreign exchange risk to the borrower. Foreign currency cash balances are generally maintained abroad in currencies matching with the underlying borrowings. In addition, there is an open foreign exchange position limit to minimize exchange rate risk.

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

     Operational Risk

     We are exposed to many types of operational risk. Operational risk can result from a variety of factors, including failure to obtain proper internal authorizations, improperly documented transactions, failure of operational and information security procedures, computer systems, software or equipment, fraud, inadequate training and employee errors. We attempt to mitigate operational risk by maintaining a comprehensive system of internal controls, establishing systems and procedures to monitor transactions, maintaining key back-up procedures and undertaking regular contingency planning.

         Operational Controls and Procedures in Branches

     ICICI Bank has operating manuals detailing the procedures for the processing of various banking transactions and the operation of the application software. Amendments to these manuals are implemented through circulars sent to all offices.

     ICICI Bank has a scheme of delegation of financial powers that sets out the monetary limit for each employee with respect to the processing of transactions in a customer's account. Withdrawals from customer accounts are controlled by dual authorization. Senior officers have delegated power to authorize larger withdrawals. ICICI Bank's operating system validates the check number and balance before permitting withdrawals. Cash transactions over Rs. 1 million (US$ 23,041) are subject to special scrutiny to avoid money laundering. ICICI Bank's banking software has multiple security features to protect the integrity of applications and data.

         Operational Controls and Procedures for Internet Banking

     In order to open an Internet banking account, the customer must provide us with documentation to prove the customer's identity, such as a copy of the customer's passport, a photograph and specimen signature of the customer. After verification of this documentation, we open the Internet banking account and issue the customer a user ID and password to access his account online.

          Operational Controls and Procedures in Regional Processing Centers & Central Processing Centers

     To improve customer service at our physical locations, we handle transaction processing centrally by taking away such operations from branches. We have centralized operations at regional processing centers located at 15 cities in the country. These regional processing centers process clearing checks and inter-branch transactions, make inter-city check collections, and engage in back-office activities for account opening, standing instructions and auto-renewal of deposits.

     In Mumbai, we have centralised transaction processing on a nation-wide basis for transactions like the issue of ATM cards and PIN mailers, reconciliation of ATM transactions, monitoring of ATM functioning, issue of passwords to Internet banking customers, depositing postdated checks received from retail loan customers and credit card transaction processing. Centralized processing has been extended to the issuance of personalized check books, back-office activities of non-resident Indian accounts, opening of new bank accounts for customers who seek web brokering services and recovery of service charges for accounts for holding shares in book-entry form.

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

     ICICI Bank's front office treasury operations for rupee transactions consist of operations in fixed income securities, equity securities and inter-bank money markets. ICICI Bank's dealers analyze the market conditions and take views on price movements. Thereafter, they strike deals in conformity with various limits relating to counterparties, securities and brokers. The deals are then forwarded to the back office for settlement.

     Trade strategies are discussed frequently and decisions are taken based on market forecasts, information and liquidity considerations. Trading operations are conducted in conformity with the code of conduct prescribed by internal and regulatory guidelines.

     The Treasury Middle Office Group, which reports to the Deputy Managing Director monitors counterparty limits, evaluates the mark-to-market impact on various positions taken by dealers and monitors market risk exposure of the investment portfolio and adherence to various market risk limits.

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

         Anti-money Laundering Controls

     The Reserve Bank of India issued detailed guidelines to banks on know your customer and anti-money laundering in August 2002. The Indian Parliament also passed the Prevention of Money Laundering Act in 2002. However, the provisions of this Act are yet to be declared effective by the government of India. ICICI Bank is in compliance with the guidelines of the Reserve Bank of India. Our board of directors has approved for implementation an anti-money laundering policy which would apply to all ICICI Bank's business operations in India and abroad. A Money Laundering Reporting Officer has been designated for implementing and monitoring compliance with this policy. The Audit Committee of the board of directors supervises the implementation of the anti-money laundering policy. The anti-money laundering policy has been designed using a risk-based approach and is based on two pillars: know your customer and monitoring and reporting of suspicious transactions. The business groups are required to undertake risk profiling of various customer segments and products, and classify them into high, medium and low-risk categories. The anti-money laundering framework seeks to institute a process of customer identification and verification depending on the nature of the customer and the transactions. A business relationship may be commenced only after establishing and verifying the identity of the customer and understanding the nature of the business the customer expects to conduct. The ultimate beneficiary of the relationship and the purpose of commencing the relationship must also be established. In respect of unusual or suspicious transactions or when the customer moves from a low-risk to high-risk profile, appropriate enhanced due-diligence measures are required to be adopted.

         Global risk management framework

     We have adopted a global risk management framework for our international banking operations, including overseas branches, offshore banking units and subsidiaries. Under this framework, our credit, treasury investment, asset liability management and anti-money laundering policies apply to all our overseas branches and offshore banking units, with modifications to meet local regulatory or business requirements. These modifications may be made only with the approval of the appropriate committee of our board of directors. All overseas banking subsidiaries are required to adopt risk management policy frameworks to be approved by their board of directors or an appropriate committee of their board of directors, based on applicable laws and regulations as well as our corporate governance and risk management framework. The overseas banking subsidiaries are required to adopt a process for formulation of policies which involves seeking the guidance and recommendations of the related groups in ICICI Bank.

     The Compliance and Audit Group is responsible for implementing and monitoring the global risk management framework. The Compliance and Audit Group plays an oversight role in respect of regulatory compliance with both local and Indian regulatory requirements. Key risk indicators pertaining to our international banking operations are presented to the Risk Committee of our board of directors on a quarterly basis.

         Risk measurement and modeling

     We are in the process of implementing a measurement approach to arrive at regulatory capital allocation for operational risk. We have initiated work on modeling the impact of losses arising out of operational risk in different processes. These models, based on statistical methods, seek to facilitate the identification of processes that are prone to very high risk and assist us further in developing the necessary controls to reduce operational risk.

         Audit

     The Internal Audit Group, which is part of the Compliance and Audit Group, undertakes a comprehensive audit of all business groups and other functions, in accordance with a risk-based audit plan. This plan allocates audit resources based on an assessment of the operational risks in the various businesses. The audit plan for every fiscal year is approved by the Audit Committee of our board of directors.

      The Internal Audit Group also has a dedicated team responsible for information technology security audits. The annual audit plan covers various components of information technology including applications, databases, networks and operating systems.

      The Reserve Bank of India requires banks to have a process of concurrent audits at branches handling large volumes, to cover a minimum of 50.0% of business volumes. ICICI Bank has a process of concurrent audits, using external accounting firms. Concurrent audits are also carried out at centralized and regional processing centers operations to ensure existence of and adherence to internal controls.

     The Internal Audit Group has formed a separate International Banking Audit Group for audit of international branches, representative offices and subsidiaries.

         Legal Risk

     The uncertainty of the enforceability of the obligations of our customers and counter-parties, including the foreclosure on collateral, creates legal risk. Changes in laws and regulations could adversely affect us. Legal risk is higher in new areas of business where the law is often untested by the courts. We seek to minimize legal risk by using stringent legal documentation, employing procedures designed to ensure that transactions are properly authorized and consulting internal and external legal advisors.

         Derivative Instruments Risk

     We enter into interest rate and currency derivative transactions primarily for the purpose of hedging interest rate and foreign exchange mismatches and also engage in trading of derivative instruments on our own account. We provide derivative services to selected major corporate customers and other domestic and international financial institutions, including foreign currency forward transactions and foreign currency and interest rate swaps. Our derivative transactions are subject to counterparty risk to the extent particular obligors are unable to make payment on contracts when due.

         Risk management in key subsidiaries

     ICICI Securities provides investment banking services, including corporate advisory, fixed income and equity services, to corporate customers. All investment banking mandates, including underwriting commitments, are approved by the Commitments Committee comprising the Managing Director and CEO and relevant group heads, of ICICI Securities. ICICI Securities is a primary dealer and has government of India securities as a significant proportion of its portfolio. It has a corporate risk management group for managing principally the credit and market risks arising out of the various activities of the company.

     ICICI Prudential Life Insurance is exposed to business risks arising out of the nature of products and underwriting, and market risk arising out of the investments made out of the corpus of premiums collected and the returns guaranteed to policyholders. ICICI Prudential Life Insurance believes it has a well-developed framework for assessing and managing these risks. We believe it has the largest team of underwriters among private sector insurance companies in India. The key risks and the risk management framework are periodically reviewed by the Risk Management and Audit Committee of its board of directors. The Investment Committee oversees investment-related risk management by approving and reviewing the implementation of the investment policy within the norms stipulated by the Insurance Regulatory and Development Authority. ICICI Prudential Life Insurance has an asset-liability management framework for its investment related risks. At year-end fiscal 2004, linked insurance plans constituted about 48.0% of the portfolio. These are exposed to low market risk as the returns are linked to the value of underlying investments. In order to manage the interest rate risk on the non-linked portfolio, ICICI Prudential Life Insurance has hedged the single premium non-participating portfolio by duration matching, re-balanced at monthly intervals. For the participating portfolio, ICICI Prudential Life Insurance has adopted an asset allocation strategy which includes investments in equities. The equity portfolio is benchmarked to a stock market index. ICICI Prudential Life Insurance follows a disciplined approach to portfolio construction to manage the volatility of equity investments and achieve superior equity asset class returns over the long term. The portfolio largely comprises index stocks and is constructed with small limits for sector and stock deviation vis-a-vis index stock weighs. In addition, there are limits on exposures to companies, groups and industries.

     ICICI Lombard General Insurance is principally exposed to risks arising out of the nature of business underwritten and credit risk on its investment portfolio. In respect of business risk, ICICI Lombard General Insurance seeks to diversify its insurance portfolio across industry sectors and geographical regions. It focuses on product segments that have historically experienced low loss ratios. It also has the ability to reduce the risk retained on its own balance sheet by re-insuring a part of the risks underwritten. Its investments are governed by the investment policy approved by its board of directors within the norms stipulated by the Insurance Regulatory and Development Authority. The Investment Committee overseas the implementation of this policy and reviews it periodically. Exposure to any single entity is normally restricted to 5.0% of the portfolio and to any industry to

10.0% of the portfolio. Investments in debt instruments are generally restricted to instruments with a domestic credit rating of AA or higher.

     Controls and Procedures

     ICICI Bank's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of ICICI Bank's "disclosure controls and procedures" (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of March 31, 2004 and concluded that, as of the date of their evaluation, ICICI Bank's disclosure controls and procedures were effective to ensure that information required to be disclosed by ICICI Bank in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms.

     There has been no change in ICICI Bank's internal control over financial reporting that has occurred during the fiscal year ended March 31, 2004, that has materially affected, or is reasonably likely to materially affect, ICICI Bank's internal control over financial reporting.

Loan Portfolio

     Our gross loan portfolio, which includes loans structured as debentures and preferred stock, was Rs. 795.3 billion (US$ 18.3 billion) at year-end fiscal 2004, an increase of 16.2% over the gross loan portfolio of Rs. 684.6 billion (US$ 15.8 billion) at year-end fiscal 2003. At year-end fiscal 2003, the gross loan portfolio increased 22.2% to Rs. 684.6 billion (US$ 15.8 billion) as compared to ICICI's gross loan portfolio of Rs. 560.2 billion (US$ 12.9 billion) at year-end fiscal 2002. At year-end fiscal 2002, ICICI's gross loan portfolio decreased 11.8% to Rs. 560.2 billion (US$ 12.9 billion) from Rs. 635.1 billion (US$ 14.6 billion) at year-end fiscal 2001, primarily due to securitization and sell-down of ICICI's loan portfolio. At year-end fiscal 2004, approximately 88.7% of our gross loans were rupee loans. At year-end fiscal 2004, our balance outstanding in respect of loans outside India was Rs. 11.4 billion (US$ 263 million), representing approximately 1.4% of our total gross loan portfolio.

     Loan Portfolio by Categories

     The following table sets forth, at the dates indicated, our gross rupee and foreign currency loans by business category.

                                                                    At March 31, (1)
                                         -------------------------------------------------------------------------
                                           2000         2001         2002        2003              2004
                                         -------------------------------------------------------------------------
                                                                      (in millions)
Wholesale banking(2)                      Rs.459,837   Rs.511,312  Rs.410,556  Rs.385,143  Rs.316,801   US$ 7,300
  Rupee.................................     371,257      428,782     342,068     297,030     244,668       5,638
  Foreign currency......................      88,581       82,530      68,488      88,113      72,133       1,662
Working capital finance                       75,606       44,442      42,225      74,422      80,505       1,855
  Rupee.................................      72,317       42,592      39,943      70,092      63,268       1,458
  Foreign currency......................       3,289        1,850       2,282       4,330      17,237         397
Leasing and related activities (3)            35,254       39,741      24,332      17,862      16,015         369
  Rupee.................................      33,787       38,258      22,879      17,862      16,015         369
  Foreign currency .....................       1,467        1,483       1,453           -           -           -
Consumer loans and credit card
receivables                                    6,679       27,106      72,789     188,254     311,907       7,187
  Rupee ................................       6,679       27,106      72,789     188,254     311,690       7,182
  Foreign currency .....................           -            -           -           -         217           5
Other(4)                                      18,156       12,457      10,346      18,959      70,059       1,614
  Rupee ................................      24,835       39,563      83,135      18,959      70,044       1,614
  Foreign currency .....................           -            -           -           -          15           -
Gross loans
  Rupee  ...............................     502,196      549,195     488,025     592,197     705,685      16,260
  Foreign currency .....................      93,337       85,863      72,223      92,443      89,602       2,065
                                         -------------------------------------------------------------------------
Total gross loans ......................     595,533      635,058     560,248     684,640     795,287      18,325

Allowance for loan losses...............     (34,085)     (33,035)    (36,647)    (54,219)    (66,767)     (1,538)
                                         -------------------------------------------------------------------------
Net loans ..............................  Rs.561,448   Rs.602,023  Rs.523,601  Rs.630,421  Rs.728,520  US$ 16,786
                                         =========================================================================

--------------
(1) Data for fiscal 2003 and 2004 is not comparable to fiscal 2001 and 2002, as data for fiscal 2001 and 2002 is only for ICICI and does not include ICICI Bank, as ICICI Bank was accounted for by the equity method in those fiscal years. Also, data for fiscal 2001 and 2002 is not comparable with fiscal 2000 due to deconsolidation of ICICI Bank effective April 1, 2000.
(2) Wholesale banking includes project finance, corporate finance and receivable financing but excludes leasing and related activities.
(3) Leasing and related activities includes leasing and hire purchase. (4) Other includes bills discounted and inter-corporate deposits

     The proportion of foreign currency loans to total gross loans has decreased from 15.7% of ICICI's total gross loans at year-end fiscal 2000 to 11.3% of our gross loans at year-end fiscal 2004 due to a decrease in demand for these loans.

     Collateral -- Completion, Perfection and Enforcement

     Our loan portfolio consists largely of project and corporate finance and working capital loans to corporate borrowers, and loans to retail customers for financing purchase of residential property, vehicles, consumer durable products, medical equipment and farm and construction equipment, and personal loans and credit card receivables. Corporate finance and project finance loans are typically secured by a first lien on fixed assets, which normally consists of property, plant and equipment. These security interests are perfected by the registration of these interests within 30 days with the Registrar of Companies pursuant to the provisions of the Indian Companies Act. We may also take security of a pledge of financial assets like marketable securities, corporate guarantees and personal guarantees. This registration amounts to a constructive public notice to other business entities. Working capital loans are typically secured by a first lien on current assets, which normally consist of inventory and receivables. Additionally, in some cases, we may take further security of a first or second lien on fixed assets, a pledge of financial assets like marketable securities, corporate guarantees and personal guarantees. A substantial portion of our loans to retail customers is also secured by a first lien on the assets financed (predominantly property and vehicles). In general, our loans are over-collateralized. In India, there are no regulations stipulating loan-to-collateral limits.

     In India, foreclosure on collateral generally requires a written petition to an Indian court. An application, when made, may be subject to delays and administrative requirements that may result, or be accompanied by, a decrease in the value of the collateral. These delays can last for several years leading to deterioration in the physical condition and market value of the collateral. In the event a corporate borrower makes an application for relief to a specialized quasi-judicial authority called the Board for Industrial and Financial Reconstruction, foreclosure and enforceability of collateral is stayed. In fiscal 2003, the Indian Parliament passed the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002, which strengthened the ability of lenders to resolve non-performing assets by granting them greater rights as to enforcement of security and recovery of dues. Although several petitions challenging the constitutional validity of the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 had been filed with the Indian Supreme Court after its enactment by the Indian Parliament, the Indian Supreme Court, in April 2004, upheld the constitutionality of the Act, other than the requirement originally included in the Act that the borrower deposit 75.0% of the dues with the debt recovery tribunal as a precondition for appeal by the borrower against the enforcement measures. The government of India, while announcing its budget for fiscal 2005, has proposed to amend the Act to further strengthen the recovery process. See "Overview of the Indian Financial Sector - Recent Structural Reforms - Legislative Framework for Recovery of Debts due to Banks".

     We recognize that our ability to realize the full value of the collateral in respect of current assets is difficult, due to, among other things, delays on our part in taking immediate action, delays in bankruptcy foreclosure proceedings, defects in the perfection of collateral and fraudulent transfers by borrowers. However, cash credit facilities are so structured that we are able to capture the cash flows of our customers for recovery of past due amounts. In addition, we have a right of set-off for amounts due to us on these facilities. Also, we regularly monitor the cash flows of our working capital loan customers so that we can take any actions required before the loan becomes impaired. On a case-by-case basis, we may also stop or limit the borrower from drawing further credit from its facility.

     Loan Concentration

     We follow a policy of portfolio diversification and evaluate our total financing exposure in a particular industry in light of our forecasts of growth and profitability for that industry. ICICI Bank's Risk Management Group monitors all major sectors of the economy and specifically follows industries in which ICICI Bank has credit exposures. We seek to respond to any economic weakness in an industrial segment by restricting new credits to that industry segment and any growth in an industrial segment by increasing new credits to that industry segment, resulting in active portfolio management. ICICI Bank's policy is to limit its loan portfolio to any particular industry (other than retail loans) to 15.0%. With effect from June 1, 2004, this limit has been revised to 12.0%.

     Pursuant to the guidelines of the Reserve Bank of India, ICICI Bank's credit exposure to individual borrowers must not exceed 15.0% of its capital funds, comprising Tier 1 and Tier 2 capital calculated pursuant to the guidelines of the Reserve Bank of India, under Indian GAAP. Credit exposure to individual borrowers may exceed the exposure norm of 15.0% of a bank's capital funds by an additional 5.0% (i.e. up to 20.0%) provided the additional credit exposure is on account of infrastructure financing. ICICI Bank's exposure to a group of companies under the same management control must not exceed 40.0% of its capital funds unless the exposure is in respect of an infrastructure project. In that case, the exposure to a group of companies under the same management control may be up to 50.0% of ICICI Bank's capital funds. With effect from June 1, 2004, banks may, in exceptional circumstances, with the approval of their boards, enhance the exposure by 5.0% of capital funds (i.e., 20.0% of capital funds for an individual borrower and 45.0% of capital funds for a group of companies under same management), making appropriate disclosures in their annual reports. Pursuant to the Reserve Bank of India guidelines, exposure for funded facilities is calculated as the total approved limit or the outstanding funded amount, whichever is higher (for term loans, as undisbursed commitments plus the outstanding amount). Exposure for non-funded facilities is calculated as 100.0% of the approved amount or the outstanding non-funded amount whichever is higher. At year-end fiscal 2004, ICICI Bank was in compliance with these limits, except in the case of three borrowers to whom its exposure was in excess of the individual borrower exposure limit and one group of companies under the same management where its exposure was in excess of the exposure limit for a group of companies under the same management. The Reserve Bank of India has granted its approval for exceeding the exposure limit in the case of these individual borrowers and the group of companies under the same management control.

     The following table sets forth, at the dates indicated, our gross loans outstanding, including loans structured as debentures and preferred stock, by the borrower's industry or economic activity.

                                                                 At March 31,(1)
                         -----------------------------------------------------------------------------------------------------------
                              2000             2001              2002              2003                    2004
                         -----------------------------------------------------------------------------------------------------------
                                                         (in millions, except percentages)
Consumer loans and
  credit card
  receivables..............Rs.6,679  1.1%   Rs. 27,106   4.3%  Rs. 72,789  13.0%   Rs.188,254  27.5%  Rs. 311,907   US$ 7,187  39.2%
Iron and steel.............  59,246   9.9       70,547  11.1       71,272  12.7        72,473  10.6        62,354       1,437   7.8
Power......................  56,162   9.4       66,368  10.5       61,159  10.9        56,091   8.2        45,199       1,041   5.7
Services...................  62,997  10.6       74,425  11.7       47,676   8.5        45,443   6.6        33,435         770   4.2
Textiles...................  42,019   7.1       47,052   7.4       40,867   7.3        40,279   5.9        29,941         690   3.8
Telecom....................  15,903   2.7       20,244   3.2       25,547   4.6        27,458   4.0        27,919         643   3.5
Crude petroleum and
  petroleum refining.......  51,338   8.6       54,822   8.6       32,099   5.7        24,556   3.6        20,807         479   2.6
Electronics................  12,597   2.1       15,032   2.4       17,817   3.2        20,722   3.0        18,239         420   2.3
Cement.....................  19,559   3.3       25,709   4.0       19,088   3.4        18,774   2.7        17,168         396   2.2
Metal products.............   9,783   1.7        7,924   1.2        6,912   1.2         9,094   1.3        15,716         362   2.0
Other (2).................. 259,250  43.5      225,829  35.6      165,022  29.5       181,496  26.6       212,602       4,967  26.7
                          ----------------------------------------------------------------------------------------------------------
Gross loans...............Rs.595,53 100.0%  Rs.635,058 100.0%  Rs.560,248 100.0%   Rs.684,640 100.0%  Rs. 795,287   US$18,325 100.0%
                          ========= =====   ========== =====   ========== =====    ========== =====   ===========   ========= =====

Allowance for
  loan losses............   (34,085)          (33,035)           (36,647)            (54,219)           (66,767)      (1,538)
                            -------           -------            -------             -------            -------       ------
Net loans................Rs.561,448        Rs.602,023         Rs.523,601          Rs.630,421         Rs.728,520    US$16,786
                         ==========        ==========         ==========          ==========         ==========    =========

------------
(1) Data for fiscal 2003 and fiscal 2004 is not comparable to fiscal 2001 and 2002, as data for fiscal 2001 and 2002 is only for ICICI and does not include ICICI Bank, as ICICI Bank was accounted for by the equity method in those fiscal years. Also, data for fiscal 2001 and 2002 is not comparable with fiscal 2000 due to deconsolidation of ICICI Bank effective April 1, 2000.
(2) Others principally include transport equipment, basic chemicals, fertilizers and pesticides, transportation, paper and paper products, electrical equipment, food products, petrochemicals, man-made fibres, machinery, sugar, plastics, non-ferrous metals, drugs, mining, rubber and rubber products, shipping, agriculture, construction, printing, mineral products, glass and glass products, watches, healthcare, gems and jewelry, leather and wood products industries.

     Our gross loan portfolio at year-end fiscal 2004 increased by 16.2% compared to the gross loan portfolio at year-end fiscal 2003. The largest increase was in consumer loans and credit card receivables, which constituted 39.2% of gross loans at year-end fiscal 2004 compared to 27.5% at year-end fiscal 2003 and 13.0% of ICICI's gross loan portfolio at year-end fiscal 2002. Our gross loans to the iron and steel sector as a percentage of gross loans decreased to 7.8% at year-end fiscal 2004 compared to 10.6% at year-end fiscal 2003. Our gross loans to the power sector as a percentage of gross loans decreased to 5.7% at year-end fiscal 2004 compared to 8.2% at year-end fiscal 2003. Consumer loans and credit card receivables accounted for 7.2% of our gross other impaired loans at year-end fiscal 2004. The iron and steel sector accounted for 19.6% of our gross restructured loans and 11.2% of our gross other impaired loans at year-end fiscal 2004. The power sector accounted for 0.8% of our gross restructured loans and 23.7% of our gross other impaired loans at year-end fiscal 2004. See also "-Impaired Loans".

     At year-end fiscal 2004, our 20 largest borrowers accounted for approximately 18.6% of our gross loan portfolio (gross of unearned income and security deposits), with the largest borrower accounting for approximately 2.2% of our gross loan portfolio. The largest group of companies under the same management control accounted for approximately 4.5% of our gross loan portfolio.

     Geographic Diversity

     Except as described below, our portfolios were geographically diversified throughout India, primarily reflecting the location of our corporate borrowers. The state of Maharashtra, which is the most industrialized state in India, accounted for the largest proportion of our gross loans outstanding at year-end fiscal 2004.

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

     At year-end fiscal 2004, our priority sector loans were Rs. 143.81 billion (US$ 3.3 billion), constituting 84.4% of our residual net bank credit against the requirement of 50.0%. The following table sets forth our priority sector loans, at year-end fiscal 2004, broken down by the type of borrower.

                                                                                         % of residual
                                                                                        net bank credit
                                                          At March 31,                    at March 31,
                                              ---------------------------------- ----------------------
                                                    2004               2004                  2004
                                              ----------------- ---------------- ----------------------
                                                             (in millions, except percentages)
 Small scale industries...............        Rs.     2,916       US$       67               1.7%
 Others including small businesses....              101,352              2,335              59.5
 Agricultural sector..................               39,540                911              23.2
                                              ----------------- ---------------- ----------------------
 Total................................        Rs.   143,808       US$    3,313              84.4%
                                              ================= ================ ======================

         Export Credit

     As part of directed lending, the Reserve Bank of India also requires banks to make loans to exporters at concessional rates of interest. Export credit is provided for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies. At the end of the fiscal year, 12.0% of a bank's net bank credit is required to be in the form of export credit. This requirement is in addition to the priority sector lending requirement but credits extended to exporters that are small scale industries or small businesses may also meet part of the priority sector lending requirement. The Reserve Bank of India provides export refinancing for an eligible portion of total outstanding export loans at the bank rate prevailing in India from time to time. The interest income earned on export credits is supplemented through fees and commissions earned from these exporter customers from other fee-based products and services taken by them from us, such as foreign exchange products and bill handling. At year-end fiscal 2004, our export credit was Rs. 6.0 billion (US$ 138 million), constituting 3.3% of our residual net bank credit.

         Housing Finance

     The Reserve Bank of India requires banks to lend up to 3.0% of their incremental deposits in the previous fiscal year for housing finance. This can be in the form of home loans to individuals or investments in the debentures and bonds of the National Housing Bank and housing development institutions recognized by the government of India. Housing finance also qualifies as priority sector lending. At year-end fiscal 2004, our housing finance qualifying as priority sector advances was Rs. 91.4 billion (US$ 2.1 billion) and was well above the minimum requirement prescribed by the Reserve Bank of India.

Impaired Loans

     The following discussion on impaired loans is based on US GAAP. For classification of impaired loans under Indian regulatory requirements, see "Supervision and Regulation - Loan Loss Provisions and Non-Performing Assets".

     Impact of Economic Environment on the Industrial Sector

     In the past few years the Indian economy was impacted by negative trends in the global marketplace, particularly in the commodities markets, and recessionary conditions in various economies, which impaired the operating environment for the industrial sector. The manufacturing sector was also impacted by several other factors, including increased competition arising from economic liberalization in India and volatility in industrial growth and commodity prices. This led to stress on the operating performance of Indian corporations and the impairment of a significant amount of loan assets in the financial system, including loan assets of ICICI and ICICI Bank. Certain Indian corporations came to terms with this new competitive reality through a process of restructuring and repositioning, including rationalization of capital structures and production capacities. The process of restructuring continued during fiscal 2004. The increase in commodity prices during fiscal 2003 and fiscal 2004 had a favorable impact on the operations of corporations in several sectors. Our total gross impaired loans declined in fiscal 2004 due to recoveries and reclassification of loans as unimpaired based on satisfactory performance of the borrower accounts as per the contractual terms of repayment of the loan.

     Recognition of Impaired Loans

     We identify a loan as impaired when it is probable that we will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. Until year-end fiscal 2003, a loan was considered to be impaired if interest or principal was overdue for more than 180 days. From fiscal 2004, an asset is classified as impaired when principal or interest has remained overdue for more than 90 days, except in case of certain categories of agricultural loans where on extended period of 180 days, linked to agricultural production cycle, is stipulated by the Reserve Bank of India. In addition, delays or shortfalls in loan repayments are evaluated along with other factors to determine if a loan should be placed on non-accrual status. Generally, loans with delinquencies below 90 days are placed on non-accrual status only if specific conditions indicate that impairment is probable. The decision to place a loan on non-accrual status is also based on an evaluation of the borrower's financial condition, collateral, liquidation value, and other factors that affect the borrower's ability to repay the loan in accordance with the contractual terms. Generally, when a loan is placed on non-accrual status, interest accrued and uncollected on the loan in the current fiscal year is reversed from income, and interest accrued and uncollected from the prior year is charged off against the allowance for loan losses. Thereafter, interest on non-accrual loans is recognized as interest income only to the extent that cash is received and future collection of principal is not in doubt. When borrowers demonstrate over an extended period the ability to repay a loan in accordance with the contractual terms of a loan, which we had classified as non-accrual, the loan is returned to accrual status.

     We classify a loan as a troubled debt restructuring where we have made concessionary modifications, that we would not otherwise consider, to the contractual terms of the loan to a borrower experiencing financial difficulties. Such loans are placed on a non-accrual status. For these loans, cash receipts are normally applied to principal and interest in accordance with the terms of the restructured loan agreement. With respect to restructured loans, performance prior to the restructuring or significant events that coincide with the restructuring are evaluated in assessing whether the borrower can meet the rescheduled terms and may result in the loan being returned to accrual status after a performance period.

     Consumer loans are generally identified as impaired when principal or interest has remained overdue for more than 90 days. Consumer loans when identified as impaired are placed on non-accrual status.

     The value of impaired loans is measured as the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price, or the fair value of the collateral if the recovery of the loan is solely collateral dependent. If the value of the impaired loan is less than the recorded investment in the loan, we recognize this impairment by creating a valuation allowance with a corresponding charge to the provision for loan losses.

     Our gross restructured loans increased 10.2% during fiscal 2004 to Rs.
162.4 billion (US$ 3.7 billion) at year-end fiscal 2004, from Rs. 147.4 billion (US$ 3.4 billion) at year-end fiscal 2003. This was primarily due to a restructuring of loans to companies in the crude petroleum and refining and telecom industries and reclassification of other impaired loans as restructured or transferred to an asset reconstruction company during the year. However, this was offset, in part, by reclassification of certain loans as unimpaired based on satisfactory performance of the borrower accounts as per the contractual terms of repayment of the loan. Gross other impaired loans decreased 39.6% during fiscal 2004 to Rs. 50.2 billion (US$ 1.2 billion) at year-end fiscal 2004, from Rs. 83.2 billion (US$ 1.9 billion) at year-end fiscal 2003. This was primarily due to reclassification of other impaired loans that were restructured or transferred to an asset reconstruction company during the year as restructured loans and reclassification of certain loans as unimpaired based on satisfactory performance of the borrower accounts as per the contractual terms of repayment of the loan. See also "-- Impact of Economic Environment on the Industrial Sector". As a percentage of net loans, net restructured loans were 16.7% at year-end fiscal 2004 compared to 19.5% at year-end fiscal 2003 and net other impaired loans were 3.9% at year-end fiscal 2004 compared to 8.8% at year-end fiscal 2003. During fiscal 2004, we transferred impaired loans of Rs. 23.0 billion (US$ 530 million) to Asset Reconstruction Company (India) Limited (See "Overview of the Indian Financial Sector - Legislative Framework for Recovery of Debts due to Banks" and "Supervision and Regulation - Regulations Relating to Sale of Assets to Asset Reconstruction Companies"), of which Rs. 2.0 billion (US$ 46 million) was recognized as a sale in our US GAAP financial statements and Rs. 21.0 billion (US$ 484 million) is included in our restructured loans.

     The following table sets forth, at the dates indicated, our gross restructured rupee and foreign currency loan portfolio by business category.

                                                                At March 31,
                                    ---------------------------------------------------------------------
                                       2000       2001        2002        2003             2004
                                    ---------------------------------------------------------------------
                                                     (in millions, except percentages)
Wholesale banking(1)................Rs. 18,513  Rs. 37,726  Rs. 84,048  Rs.135,421 Rs.149,724  US$ 3,450
  Rupee.............................    11,896      25,190      60,017      83,074    115,262      2,656
  Foreign currency..................     6,617      12,536      24,031      52,347     34,462        794
Working capital finance.............        33         818       5,283      11,084     11,525        266
  Rupee.............................        33         818       5,283      11,084     11,525        266
  Foreign currency..................         -           -           -           -          -          -
Leasing and related activities(2)...         -       5,137       5,652         886      1,149         26
  Rupee.............................         -       5,137       5,652         886      1,149         26
  Foreign currency..................         -           -           -           -          -          -
Other(3)............................         -           -         105           -          -          -
  Rupee.............................         -           -         105           -          -          -
  Foreign currency..................         -           -           -           -          -          -
Total restructured loans
  Rupee.............................    11,929      31,145      71,057      95,044    127,937      2,948
  Foreign currency..................     6,617      12,536      24,031      52,347     34,462        794
                                    ---------------------------------------------------------------------
Gross restructured loans............    18,546      43,681      95,088     147,391    162,398      3,742
Allowance for loan losses...........   (7,751)    (11,372)    (17,722)    (24,732)   (40,981)      (944)
                                    ---------------------------------------------------------------------
Net restructured loans..............Rs. 10,795  Rs. 32,309  Rs. 77,366  Rs.122,659 Rs.121,417  US$ 2,798
                                    =====================================================================
Gross loan assets...................Rs.595,533  Rs.635,058  Rs.560,248  Rs.684,640 Rs.795,287  US$18,325

Net loan assets(4)..................   561,448     602,023     523,601     630,421    728,520     16,786
Gross restructured loans as a
  percentage of gross loan assets...     3.11%       6.88%      16.97%      21.53%     20.42%
Net restructured loans as a
  percentage of net loan assets.....     1.92%       5.37%      14.78%      19.45%     16.67%

-------------------
(1) Includes project finance, corporate finance and receivables financing, excluding leasing and related activities.
(2)  Includes leasing and hire purchase.
(3) Other includes consumer loans and credit card receivables, bills discounted and inter-corporate deposits.
(4) Net of provisions including unallocated provisions on lending assets not specifically identified as restructured loans or other impaired loans.

     The following table sets forth, at the dates indicated, our gross other impaired rupee and foreign currency loan portfolio by business category.

                                                                  At March 31,
                                      ---------------------------------------------------------------------
                                         2000       2001        2002        2003             2004
                                      ---------------------------------------------------------------------
                                                       (in millions, except percentages)
Wholesale banking(1)..................Rs. 45,616  Rs. 39,430  Rs. 48,093  Rs. 67,906 Rs. 42,842    US$ 987
Rupee.................................    29,714      23,514      32,847      50,864     34,945        805
  Foreign currency....................    15,902      15,916      15,246      17,042      7,897        182
Working capital finance...............     1,420       1,234       1,699      11,907      2,978         69
  Rupee...............................     1,420       1,234       1,699      11,907      2,978         69
  Foreign currency....................         -           -           -           -          -          -
Leasing and related activities(2).....     2,965         899         731       1,550        746         17
  Rupee...............................     2,965         899         731       1,550        746         17
  Foreign currency....................         -           -           -           -          -          -
Other(3)..............................       573         181         231       1,793      3,672         85
  Rupee...............................       573         181         231       1,793      3,672         85
  Foreign currency....................         -           -           -           -          -          -
Total other impaired loans
  Rupee...............................    34,672      25,828      35,508      66,114     42,341        976
  Foreign currency....................    15,902      15,916      15,246      17,042      7,897        182
                                      ---------------------------------------------------------------------
Gross other impaired loans............    50,574      41,744      50,754      83,156     50,238      1,158
Allowance for loan losses.............  (26,334)    (21,663)    (17,567)    (27,837)   (21,474)      (495)
                                      ---------------------------------------------------------------------
Net other impaired loans..............Rs. 24,240  Rs. 20,081  Rs. 33,187  Rs. 55,319 Rs. 28,764    US$ 663
                                      =====================================================================

Gross loan assets.....................Rs.595,533  Rs.635,058  Rs.560,248  Rs.684,640 Rs.795,287  US$18,325
Net loan assets(4)....................   561,448     602,023     523,601     630,421    728,520     16,786
Gross other impaired loans as a
  percentage of gross loan assets.....     8.49%       6.57%       9.06%      12.15%      6.32%
Net other impaired loans as a
  percentage of net loan assets.......     4.32%       3.34%       6.34%       8.77%      3.95%

-----------------
(1) Includes project finance, corporate finance and receivables financing, excluding leasing and related activities.
(2)  Includes leasing and hire purchase.
(3) Other includes consumer loans and credit card receivables, bills discounted and inter-corporate deposits.
(4) Net of provisions including unallocated provisions on lending assets not specifically identified as restructured loans or other impaired loans.

     The following table sets forth, at the dates indicated, gross restructured loans by borrowers' industry or economic activity and as a percentage of total gross restructured loans.

                                                                     At March 31,
                          --------------------------------------------------------------------------------------------------------
                                2000               2001              2002               2003                    2004
                          --------------------------------------------------------------------------------------------------------
                                                            (in millions, except percentages)

Iron and steel .......... Rs. 1,461   7.9%   Rs. 7,270  16.6%   Rs.18,013  18.9%   Rs. 52,295  35.5%   Rs. 31,839   US$ 734  19.6%
Crude petroleum and
  refining...............        50   0.3           50   0.1           15   0.0            13   0.0        17,462       402  10.8
Textiles.................     2,276  12.3       12,437  28.5       21,468  22.6        15,660  10.6        16,356       377  10.1
Telecom..................         -     -            -     -            -     -         3,968   2.7         8,674       200   5.3
Cement...................       300   1.6          888   2.0        3,454   3.6        10,102   6.9         7,447       172   4.6
Transport
  equipment..............        13   0.1          418   1.0        5,857   6.2         7,219   4.9         7,282       168   4.5
Paper and paper
  products...............       338   1.8        2,211   5.1        6,076   6.4         5,669   3.8         6,971       161   4.3
Fertilizers and
  pesticides.............        76   0.4          141   0.3        3,695   3.9         3,168   2.1         6,308       145   3.9
Metal
  products...............       171   0.9          761   1.7          636   0.7         1,030   0.7         6,210       143   3.8
Electronics..............       933   5.0          854   2.0          899   0.9         5,555   3.8         5,855       135   3.6
Sugar....................       570   3.1          446   1.0        2,859   3.0         4,250   2.9         4,678       108   2.9
Man-made
  fibers.................     3,456  18.6        4,561  10.4        5,759   6.1         4,641   3.1         4,297        99   2.6
Machinery................       283   1.5          902   2.1        1,336   1.4         3,773   2.6         3,674        85   2.3
Plastics.................     2,525  13.6        2,586   5.9        2,738   2.9         4,829   3.3         3,471        80   2.1
Services.................     1,098   5.9        1,605   3.7        2,710   2.8         4,589   3.1         2,915        67   1.8
Basic
  chemicals..............     1,527   8.2        1,306   3.0        1,991   2.1         1,983   1.3         2,886        67   1.8
Petrochemicals...........       710   3.8          937   2.1          853   0.9         3,793   2.6         2,685        62   1.7
Drugs....................         -     -           27   0.1          189   0.2           356   0.2         2,276        52   1.4
Electrical
  equipment..............       235   1.3        1,035   2.4        1,713   1.8         1,086   0.7         1,957        45   1.2
Power....................        28   0.2        2,278   5.2          915   0.9         1,229   0.9         1,284        30   0.8
Non-ferrous
  metals.................       214   1.2          180   0.4        1,337   1.4         1,164   0.8         1,144        26   0.7
Tea......................         -     -            -     -          299   0.3           375   0.3           951        22   0.6
Food
  products...............       655   3.5          707   1.6          434   0.5           550   0.4           589        14   0.4
Rubber and rubber
  products...............       143   0.8          169   0.4          460   0.5           449   0.3           500        12   0.3
Others (1) ..............     1,484   8.0        1,912   4.4       11,382  12.0         9,645   6.5        14,687       338   9.0
                          ----------------------------------------------------------------------------------------------------------
Gross restructured loans. Rs.18,546 100.0%   Rs.43,681 100.0%   Rs.95,088 100.0%   Rs.147,391 100.0%   Rs.162,398  US$3,742  100.0%
                                    ======             ======             ======              ======                         =====
Aggregate  allowance  for
  loan losses............   (7,751)            (11,372)           (17,722)            (24,732)            (40,981)     (944)
                          ---------          ---------          ----------         -----------         ---------------------
Net restructured loans... Rs.10,795          Rs.32,309          Rs. 77,366         Rs. 122,659         Rs.121,417  US$2,798
                          =========          =========          ==========         ===========         =====================

--------------
(1) Others principally includes shipping, real estate, construction, wood, non-bank finance companies, glass, computer software, agriculture, vegetable oil, fishing, printing, floriculture, leather, other chemicals and consumer loans and credit card receivables.

     The following table sets forth, at the dates indicated, gross other impaired loans by borrowers' industry or economic activity and as a percentage of total gross other impaired loans.

                                                                            At March 31,
                           -------------------------------------------------------------------------------------------------------
                                   2000               2001              2002               2003                  2004
                           -------------------------------------------------------------------------------------------------------
                                                            (in millions, except percentages)
Power  ..................  Rs.     71   0.00%  Rs.     -    - %  Rs. 6,009  11.90%  Rs.17,733  21.30%   Rs.11,890   US$   274  23.7%
Iron and steel ..........       4,942   9.8        5,894  14.1       5,899  11.6        8,481   10.2        5,632         130  11.2
Petrochemicals  .........         169   0.3           86   0.2       3,440   6.8        4,029    4.8        3,651          84   7.3
Basic chemicals .........       2,879   5.7        2,075   5.0       4,412   8.7        4,624    5.6        3,021          70   6.0
Textiles  ...............       5,978  11.8        6,041  14.5       4,250   8.4        4,964    6.0        2,351          54   4.7
Electrical equipment ....       1,653   3.3        1,652   4.0       2,008   4.0        3,178    3.8        1,873          43   3.7
Services  ...............       2,015   4.0        1,324   3.2         416   0.8        2,255    2.7        1,873          43   3.7

Transport equipment .....         852   1.7          761   1.8         715   1.4          790    1.0        1,784         41    3.6
Electronics  ............       2,537   5.0        1,456   3.5       1,281   2.5        2,166    2.6        1,456         34    2.9
Machinery  ..............       1,802   3.6          919   2.2       2,596   5.1        1,759    2.1        1,235         28    2.5
Construction.............         975   1.9          612   1.4         510   1.0        1,202    1.5        1,160         27    2.3
Food products ...........       2,663   5.3        2,415   5.8       1,389   2.8        1,323    1.6        1,126         26    2.2
Metal products ..........       3,284   6.5        2,970   7.1       2,628   5.2        7,003    8.4        1,124         26    2.2
Paper and paper products        3,147   6.2        2,456   5.9       2,199   4.3        1,582    1.9          950         22    1.9
Man-made fibers .........       4,092   8.1        2,129   5.1       1,802   3.6        1,661    2.0          884         20    1.8
Cement  .................       1,371   2.7        1,972   4.7       1,287   2.5        1,779    2.1          870         20    1.7
Plastics  ...............       1,312   2.6        1,280   3.1       1,137   2.2        1,142    1.4          684         16    1.4
Drugs  ..................       2,481   4.9        2,401   5.7       2,544   5.0        2,588    3.2          412          9    0.8
Rubber and rubber products        485   1.0          335   0.8         328   0.6          328    0.4          288          7    0.6
Other chemicals  ........          48   0.1           45   0.1          92   0.2          357    0.4          259          6    0.5
Non-ferrous metals  .....         639   1.3          503   1.2         447   0.9          447    0.5          253          6    0.5
Fertilizers and
  pesticides  ...........         442   0.9          193   0.5         163   0.3        3,282    3.9           71          2    0.1
Sugar  ..................         951   1.9        1,461   3.5         722   1.4        1,262    1.5           70          2    0.1
Others (1)  .............       5,786  11.4        2,764   6.6       4,480   8.8        9,221   11.1        7,321        169   14.6
                           ------------------------------------------------------------------------------------------------------
Gross other impaired
  loans..................  Rs. 50,574 100.0%   Rs.41,744 100.0%  Rs.50,754 100.0%   Rs.83,156  100.0%   Rs.50,238  US$ 1,158  100.0%
                                      ======             ======            ======              =====                           =====
Aggregate allowance for      (26,334)           (21,663)           (17,567)           (27,837)            (21,474)       (495)
   loan losses...........  ----------          ---------         ---------          ---------           ---------------------
Net other impaired loans   Rs. 24,240          Rs.20,081         Rs.33,187          Rs.55,319           Rs.28,764   US$   663
                           ==========          =========         =========          =========           =====================

--------------
(1) Includes Rs. 3.6 billion (US$ 84 million) of consumer loans and credit card receivables. Others also include telecom, non-bank finance companies, shipping, vegetable oil, health care, printing, computer software, road, wood, mineral product, tea, glass, agriculture, fishing, trade, leather, gems and jewelry, crude petroleum and mining.

     The largest proportion of our restructured and other impaired loans was to the iron and steel, textiles, crude petroleum and refining and power industries. There is a risk that restructured and other impaired loans in each of these and other sectors could increase if Indian economic conditions deteriorate, there is a negative trend in global commodity prices or projects under implementation are unable to achieve profitable commercial operations.

     Iron and steel. Until fiscal 2003, a persistent downward trend in international steel prices to historic lows had a significant impact on companies in this sector. In addition, a significant reduction in import tariffs in India led to price competition from certain countries, significantly reducing domestic prices. In fiscal 2004, the sector witnessed an increase in prices as well as an increase in exports resulting in overall improved performance. While most of the projects for which we have loans outstanding have now been completed, a part of these loans is for projects still under implementation. At year-end fiscal 2004, we had classified 51.1% of our gross loans in this sector as restructured loans and 9.0% as other impaired loans.

     Textiles. Over the last few years, the textiles sector was adversely affected by the impact of erratic monsoons on cotton production, the South-east Asian economic crisis, the small economic size and unviable capacity of several textile units and competitive pressures from other low cost textile producing countries. A substantial portion of our loans to this sector has been classified as impaired. At year-end fiscal 2004, we had classified 54.6% of our gross loans in this sector as restructured loans and 7.9% as other impaired loans.

     Crude petroleum and refining. At year-end fiscal 2004, we had classified 83.9% of our total loans to the crude petroleum and refining sector as restructured loans. Restructured loans include loans to a large private sector refinery project, the implementation of which was delayed due to natural calamities and other factors, resulting in an overrun in the cost of the project compared to the original appraised cost. The Corporate Debt Restructuring Forum (see "Overview of the Indian Financial Sector - Corporate Debt Restructuring Forum") has approved the restructuring of this project.

     Power. At year-end fiscal 2004, we classified 2.8% of our total loans to the power sector as restructured loans and 26.3% as other impaired loans. Other impaired loans primarily include loans to a large private sector power generation project in the state of Maharashtra, the implementation of which is currently suspended on account of a dispute between the power project and the purchaser, the state electricity board. The matter is currently pending before the Indian courts, while parallel efforts are continuing for an out of court settlement, including re-negotiation of the power tariff. The principal sponsor of the project has filed for bankruptcy in the United States. The assets of the project are in the possession of a receiver appointed by the High Court of Judicature at Bombay on a plea by the lenders to the project, including us. Efforts are continuing to sell the project to new sponsors.

         Interest Foregone

     The following table sets forth, for the periods indicated, the amount of interest foregone by us in respect of loans on which accrual of interest was suspended at the respective fiscal year-end.

                                                       Interest foregone
                                                         (in billions)
                                                  ---------------------------
Fiscal 2000............................            Rs.  12.4        US$  0.3
Fiscal 2001............................                 14.3             0.3
Fiscal 2002............................                 16.1             0.4
Fiscal 2003............................                 17.9             0.4
Fiscal 2004............................                 12.9             0.3

     During fiscal 2004, interest income of Rs. 9.1 billion (US$ 209 million) was recognized on impaired loans on a cash basis.

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

     We place great emphasis on recovery and settlement of our stressed asset portfolio and impaired loans. Methods for resolving impaired loans include:

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

     We are seeking to leverage recent positive developments in the Indian financial system that facilitate financial restructuring of troubled borrowers and recovery through enforcement of collateral. These include the constitution of a Corporate Debt Restructuring Forum, consisting of financial institutions and banks, by the Reserve Bank of India, the enactment of the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 and the setting up of an asset reconstruction company to acquire impaired loans from banks and financial institutions. See "Overview of the Indian Financial Sector - Recent Structural Reforms- Legislative Framework for Recovery of Debts due to Banks". However, there can be no assurance of the extent to which, if at all, these developments will have a positive impact on our recovery and settlement efforts.

     Allowance for Loan Losses

     The following table sets forth, at the dates indicated, movements in our allowances for loan losses.

                                                                            At March 31,
                                               -----------------------------------------------------------------------
                                                  2000        2001        2002         2003              2004
                                               -----------------------------------------------------------------------
                                                                            (in millions)
Aggregate allowance for loan losses
  at the beginning of the year...............  Rs. 28,524   Rs.34,085   Rs.33,035   Rs.36,647    Rs.54,219   US$ 1,249
Less: Effect of deconsolidation of subsidiary
  on allowance for loan losses...............           -        (747)          -           -           -           -
Add: Effect of reverse acquisition on
  allowance for loan losses..................           -            -          -       1,297           -           -
Add: Provisions for loan losses
  Wholesale banking(1).......................      5,571        9,097       9,069       16,601      18,940         436
  Working capital finance....................        518          479         513        2,237          77           2
  Leasing and related activities (2).........        279          249           6          231         (48)         (1)
  Others (3).................................        (5)           67         155          580       1,086          25
Total provisions for loan losses.............  Rs. 6,363    Rs. 9,892   Rs. 9,743   Rs. 19,649   Rs.20,055   US$   462
Write offs(4)................................       (802)     (10,195)     (6,131)      (3,374)     (7,507)       (173)
Aggregate allowance for loan losses            -----------------------------------------------------------------------
  at the end of the year.....................  Rs.34,085    Rs.33,035   Rs.36,647   Rs. 54,219   Rs.66,767   US$ 1,538
                                               -----------------------------------------------------------------------
Ratio of net provisions for loan losses
  during the period to average loans
  outstanding................................        1.2%         1.7%        1.6%         3.2%       3.0%

------------
(1) Includes project finance, corporate finance and receivables financing, excluding leasing and related activities. Provisions include unallocated provisions on lending assets not specifically identified as restructured loans or other impaired loans.
(2)  Includes leasing and hire purchase.
(3) Includes consumer loans and credit card receivables, bills discounted and inter-corporate deposits.
(4) Until year-end fiscal 2000, ICICI followed a policy whereby loan balances were not charged-off against the allowance for loan losses. This policy was in response to the regulatory environment governing debt recovery proceedings in India. During fiscal 2001, changes in the tax laws necessitated that loan balances deemed unrecoverable be charged-off against the allowance for credit losses. Accordingly, ICICI charged-off significant loan balances deemed unrecoverable in fiscal 2001 and fiscal 2002.

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

     Each portfolio of smaller-balance, homogenous loans, including consumer mortgage, instalment, revolving credit and most other consumer loans, is individually evaluated for impairment. The allowance for loan losses attributed to these loans is established via a process that includes an estimate of probable losses inherent in the portfolio, based upon various statistical analysis. These include migration analysis, in which historical delinquency and credit loss experience is applied to the current ageing of the portfolio, together with an analysis that reflects current trends and conditions. The use of different estimates or assumptions could produce different provisions for smaller balance homogeneous loan losses.

     For restructured and other impaired loans in excess of Rs. 100 million (US$ 2 million), which were 81.5% of our gross restructured and other impaired loan portfolio at year-end fiscal 2004, we followed a detailed process for each account to determine the allowance for loan losses to be provided. For the balance of smaller loans in the restructured and other impaired loan portfolio, we follow the classification detailed below for determining the allowance for loan losses.

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

                                                                       At March 31, 2004
                                                      -----------------------------------------------------
                                                                         Percentage
                                                                       expected to be        Impaired
                                                                      realized on a net   loans, net of
                                                      Gross impaired    present value     allowance for
                                                           loans            basis          loan losses
                                                      -----------------------------------------------------
                                                               (in millions, except percentages)
 Gross principal greater than Rs. 100 million.........    Rs. 173,220             73.4%        Rs. 127,078
 Settlement cases.....................................            867             85.0                 738
 Enforcement cases....................................          4,092             68.3               2,793
 Non-enforcement BIFR cases...........................          1,893             41.0                 777
 Non-enforcement non-BIFR cases.......................            614             87.5                 537
 Other loans..........................................         31,950             57.1              18,258
                                                          -----------                          -----------
 Total................................................    Rs. 212,636             70.6%        Rs. 150,181
                                                          ===========                          ===========

Subsidiaries and Affiliates

     Prior to the amalgamation, ICICI Bank had no subsidiaries. As we are the surviving legal entity in the amalgamation, the subsidiaries and affiliates of ICICI have become our subsidiaries and affiliates.

     The following table sets forth, for the period indicated, certain information relating to our direct subsidiaries and affiliates at year-end fiscal 2004.


 -------------------------------------------------------------------------------------------------------------------
                                                         Shareholding                 Stockholders'
                                                        by ICICI Bank      Total         equity        Assets at
                        Year of                           and direct     income in       at March      March 31,
         Name          formation        Activities       subsidiaries  fiscal 2004(1)  31, 2004(1)      2004(1)
 -------------------------------------------------------------------------------------------------------------------
                                                                            (in millions, except percentages)
 ICICI Securities     February    Investment banking       99.9%         Rs.3,754       Rs.4,356       Rs.29,641
    Limited(2)        1993        activities

 ICICI Venture Funds  January     Venture capital         100.0               475            399             508
    Management        1988        management
    Company Limited

 ICICI Prudential     July 2000   Life insurance           74.0             4,637          2,274          19,751
    Life Insurance
    Company Limited(3)

 ICICI Lombard        October     General insurance        74.0             1,728          2,118          5,634
    General Insurance 2000
    Company Limited(3)

 ICICI Home           May         Home and property       100.0             1,488          1,777         27,367
   Finance            1999        financing and marketing
   Company Limited

 ICICI International  January     Offshore fund           100.0                 8             23            24
    Limited           1996        management

 ICICI Trusteeship    April       Trustees for various    100.0               0.4              1             2
    Services Limited  1999        funds

 ICICI Investment     March       Investment management   100.0                 8            116           123
    Management        2000
    Company Limited

 ICICI Bank UK        February    Commercial banking      100.0                51          2,057         4,564
     Limited          2003

 ICICI Bank Canada    September   Commercial banking      100.0                10            793           869
                      2003

 Prudential ICICI     June        Trustee company for      44.8                 4              9            13
    Trust Limited     1993        mutual fund

 Prudential ICICI     June        Investment manager       45.0               997            970         1,124
    Asset Management  1993        for Prudential Mutual
    Company Limited               Fund

------------------
(1)  All financial information is in accordance with US GAAP.
(2)  Consolidated.
(3) The results of ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company were not consolidated under US GAAP in fiscal 2003 and fiscal 2004, due to substantive participative rights retained by the minority shareholders, and have been accounted for by the equity method.

     The following table sets forth, for the period indicated, information on other significant entities required to be consolidated in our financial statements for fiscal 2004 under US GAAP.

 -------------------------------------------------------------------------------------------------------------------
                                                         Shareholding
                                                         by ICICI Bank
                                                          and venture
                                                         capital funds
                                                          or trusts to                Stockholders'
                                                          which ICICI                  equity/ net
                                                          Bank was a      Total          assets       Assets at
                         Date of                           majority     income in       at March      March 31,
          Name          formation       Activities       contributory  fiscal 2004(1)  31, 2004(1)      2004(1)
 -------------------------------------------------------------------------------------------------------------------
                                                                            (in millions, except percentages)

 ICICI Infotech        October    Software consulting         92.5%      Rs. 2,432       Rs. 1,552     Rs. 4,536
    Limited(2)(3)      1993       and development and
                                  information technology


 ICICI Web Trade       December   Internet-based             100.0             993             362         4,055
    Limited (2)(3)     1999       brokering services

 ICICI OneSource       December   Business process          99.9(4)           1,807            325         2,636
    Limited (2)(3)     2001       outsourcing and call
                                  center services

 ICICI Equity Fund     March      Investment in equity        100.0             380          4,845         5,741
                       2000       and equity-linked
                                  securities of mid
                                  sized Indian
                                  companies.

 ICICI Emerging Sector September  Investment in                98.9             444          4,462         4,489
    Fund               2002       mid-sized and early
                                  stage companies across
                                  sectors

 ICICI Strategic       February   Mid-sized growth            100.0              62          6,132         6,142
    Investments Fund   2003       companies for funding
                                  capacity expansion and
                                  growth

 ICICI Eco-Net         December   Investment in equity         92.1          (84.4)          753.8         757.9
    Internet &         2000       or equity-linked
    Technology Fund               securities of early stage,
                                  unlisted internet and
                                  technology companies.

------------------

(1)  All financial information is in accordance with US GAAP. (2) Consolidated.
(3) Prior to the amalgamation, ICICI's entire interest in ICICI Web Trade Limited and majority interest in ICICI Infotech Limited were transferred to ICICI Information Technology Fund and ICICI Equity Fund respectively. The majority interest in ICICI OneSource Limited and ICICI Infotech Limited is currently held by ICICI Strategic Investments Fund and the minority interest by ICICI Bank.
(4) Represents equity shareholding by ICICI Bank, and venture capital funds or trusts to which ICICI Bank was a contributory. The shareholding by ICICI Bank and venture capital funds or trusts to which ICICI Bank was a contributory, on a fully diluted basis (i.e. assuming conversion of participatory optionally convertible preference shares into equity) was 90.9% at March 31, 2004 and 66.3% at August 31, 2004.

     At year-end fiscal 2004, all of our subsidiaries and affiliated companies and entities consolidated or accounted for under the equity method under US GAAP, were incorporated or organized in India, except the following 13 companies:

     o    ICICI Securities Holdings Inc., incorporated in the US;

     o    ICICI Securities Inc., incorporated in the US;

     o    ICICI Bank UK Limited, incorporated in the United Kingdom;

     o    ICICI Bank Canada, incorporated in Canada;

     o    ICICI Infotech Inc., incorporated in the US;

     o    ICICI Infotech Pte. Limited, incorporated in Singapore;

     o    ICICI Infotech Pty. Limited, incorporated in Australia;

     o    ICICI Infotech SDN BHD, incorporated in Malaysia;

     o    Semantik Solutions GmbH, incorporated in Germany;

     o    ICICI International Limited, incorporated in Mauritius;

     o    ICICI OneSource Limited, USA, incorporated in the US;

     o    ICICI OneSource Limited, UK, incorporated in the United Kingdom; and

     o    First Ring Incorporated, incorporated in the US.

     ICICI Securities Holdings Inc. is a wholly-owned subsidiary of ICICI Securities and ICICI Securities Inc. is a wholly-owned subsidiary of ICICI Securities Holdings Inc. ICICI Securities Holdings Inc. and ICICI Securities Inc. are consolidated in ICICI Securities' financial statements.

     ICICI Infotech Inc., ICICI Infotech Pte. Limited and ICICI Infotech Pty. Limited are wholly-owned subsidiaries of ICICI Infotech Limited and are consolidated in its financial statements. ICICI Infotech SDN BHD is a subsidiary of ICICI Infotech Pte. Limited and is accounted for by the equity method in the financial statements of ICICI Infotech Limited. Semantik Solutions GmbH is a joint venture between ICICI Infotech Limited, Fraunhofer ISST and Innova Business Development and Holding GmbH. The shareholding of ICICI Infotech Limited in Semantik Solutions GmbH is 50.0%. The financials of Semantik Solutions GmbH are consolidated in the financial statements of ICICI Infotech Limited.

     ICICI OneSource Limited, USA and ICICI OneSource Limited, UK are both wholly-owned subsidiaries of Customer Asset India Private Limited, which is a wholly-owned subsidiary of ICICI OneSource Limited. ICICI OneSource Limited also holds 99.8% of the equity shareholding of First Ring Incorporated.

     In fiscal 2004, ICICI OneSource Limited acquired First Ring Incorporated, a business process outsourcing company incorporated in the US and First Ring India Private Limited, its wholly-owned subsidiary. In fiscal 2004, we acquired the entire paid-up equity share capital of Transamerica Apple Distribution Finance Private Limited. The company is now our wholly-owned subsidiary and has been renamed ICICI Distribution Finance Private Limited.

Technology

     We seek to be at the forefront of usage of technology in the financial services sector. We use information technology as a strategic tool for our business operations, to gain a competitive advantage and to improve our overall productivity and efficiency. Our technology initiatives are aimed at enhancing value, offering customers enhanced convenience and improved service while optimizing costs. Our focus on technology emphasizes:

     o    Electronic and online channels to:
          o    offer easy access to our products and services;
          o    reduce distribution and transaction costs;
          o    reach new target customers; and
          o    enhance existing customer relationships.

     o    Application of information systems to:
          o    effectively market to our target customers;
          o    monitor and control risks; and
          o    identify, assess and capitalize on market opportunities.

     We also seek to leverage our domestic technology capabilities in our international operations.

     Technology Organization

     While we have dedicated technology groups for our products and services for retail and corporate customers, our enterprise-wide technology initiatives are coordinated by the Technology Management Group.

     Banking Application Software

     We use a banking application software that is flexible and scaleable and allows us to effectively and efficiently serve our growing customer base. In fiscal 2003, our core banking software was upgraded and enabled with multi-currency features. A central stand-in server provides services all days of the week, throughout the year, to delivery channels. The server stores the latest customer account balances, which are continuously streamed from the core banking database. We have a data center in Mumbai for centralized data base management, data storage and retrieval.

     Electronic and Online Channels

     We use a combination of physical and electronic delivery channels to maximize customer choice and convenience, which has helped the differentiation of our products in the marketplace. Our branch banking software is flexible and scaleable and integrates well with its electronic delivery channels. Our ATMs are sourced from some of the world's leading vendors. These ATMs work with the branch banking software. At year-end fiscal 2004, we had 1,790 ATMs across India. We were one of the first banks to offer online banking facilities to our customers. We now offer a number of online banking services to our customers for both corporate and retail products and services. Our telephone banking call centers have a total seating capacity of 1,750 seats, across two locations, at Mumbai and Hyderabad. These telephone banking call centers use an Interactive Voice Response System. In fiscal 2003, we upgraded the existing hardware and deployed a new integrated Interactive Voice Response System to enhance capacity. The call centers are based on the latest technology and provide an integrated customer database that allows the call agents to get a complete overview of the customer's relationship with us. The database enables customer segmentation and assists the call agent in identifying cross-selling opportunities.

     We launched mobile banking services in India in March 2000, in line with our strategy to offer multi-channel access to our customers. This service has now been extended to all mobile telephone service providers across India and non-resident Indian customers in the United States of America, the United Kingdom, the Middle East and Singapore.

     High-Speed Electronic Communications Infrastructure

     We have a nationwide data communications network linking all our channels and offices. The network design is based on a mix of dedicated leased lines and satellite links to provide for reach and redundancy, which is imperative in a vast country like India. The communications network is monitored 24 hours a day using advanced network management software.

     Treasury and Operations relating to Commercial Banking for Corporate Customers

     We use technology to monitor risk limits and exposures. We have invested significantly to acquire advanced systems from some of the world's leading vendors and connectivity to the SWIFT network. In fiscal 2003, we successfully centralized our corporate banking back office operations and rolled out a business process management solution to automate our activities in the areas of trade services and general banking operations. Through integration of the workflow system with the imaging and document management system, we have achieved substantial savings and practically eliminated the use of paper for these processes.

     In fiscal 2004, we have centralized the systems of the treasuries of all our international branches and subsidiaries. As a result, the processing of transactions as well as the applications used for deal entry are now centrally located and maintained out of India.

     Customer Relationship Management

     We have implemented a customer relationship management solution for automation of customer handling in all key retail products. Our customer relationship management solution enables various channels to service the customer needs at all touch points, and across all products and services. The solution has been deployed at the telephone banking call centers as well as a large number of branches. We have also undertaken a retail data warehouse initiative to achieve customer data integration at the back-office level. We have implemented an Enterprise Application Integration initiative across our retail and corporate products and services, to link various products, delivery and channel systems. This initiative underpins our multi-channel customer service strategy and seeks to deliver customer related information consistently across access points.

     Data center and disaster recovery system

     While our primary data center is located in Mumbai, a separate disaster recovery data center has been set up in another city and is connected to the main data center in Mumbai. The disaster recovery data center has facilities to host critical banking applications in the event of a disaster at the primary site.

Competition

     As a result of the acquisition of Bank of Madura, we became and continue to be the largest private sector bank in India and as a result of the amalgamation, we became and continue to be the second largest bank in India, in terms of total assets. We face competition in all our principal areas of business from Indian and foreign commercial banks, housing finance companies, mutual funds and investment banks. We are the largest private sector bank in India and the second largest bank among all banks in the country, in terms of total assets, with total assets of Rs. 1,409.1 billion (US$ 32.5 billion) at year-end fiscal 2004. Subsequent to year-end fiscal 2004, we completed a share issuance of Rs. 32.5 billion (US$ 748 million) to support growth in our various areas of business operations. We seek to gain a competitive advantage over our competitors through our larger size and scale of operations and by offering innovative products and services, the use of technology, building customer relationships and developing a team of highly motivated and skilled employees. We evaluate our competitive position separately in respect of our products and services for retail and corporate customers.

     Commercial banking products and services for retail customers

     In the retail markets, competition is primarily from foreign and Indian commercial banks and housing finance companies. Foreign banks have product and delivery capabilities but are likely to focus on limited customer segments and geographical locations since they have a smaller branch network than Indian commercial banks. Foreign banks in the aggregate had only 196 branches in India at the end of March 2004. Indian commercial banks have wide distribution networks but relatively less strong technological and marketing capabilities. We seek to compete in this market through a full product portfolio, effective distribution channels, which include agents, robust credit processes and collection mechanisms, experienced professionals and superior technology.

     Commercial banks attract the majority of retail bank deposits, historically the preferred retail savings product in India. We have sought to capitalize on our corporate relationships to gain individual customer accounts through payroll management products and will continue to pursue a multi-channel distribution strategy utilizing physical branches, ATMs, telephone banking call centers and the Internet to reach customers. Further, following a strategy focused on customer profiles and product segmentation, we offer differentiated liability products to customers of various ages and income profiles. Mutual funds are another source of competition to us. Mutual funds offer tax advantages and have the capacity to earn competitive returns and hence, have increasingly become a viable alternative to bank deposits.

     Commercial banking products and services for corporate customers

     In products and services for corporate customers, we face strong competition primarily from public sector banks, foreign banks and other new private sector banks. Our principal competition in these products and services comes from public sector banks, which have built extensive branch networks that have enabled them to raise low-cost deposits and, as a result, price their loans and fee-based services very competitively. Their wide geographical reach facilitates the delivery of banking products to their corporate customers located in most parts of the country. We have been able, however, to compete effectively because of our efficient service and prompt turnaround time that we believe is significantly faster than public sector banks. We seek to compete with the large branch networks of the public sector banks through our multi-channel distribution approach and technology-driven delivery capabilities.

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

     Other new private sector banks also compete in the corporate banking market on the basis of efficiency, service delivery and technology. However, we believe our size, capital base, strong corporate relationships, wider geographical reach and ability to use technology to provide innovative, value-added products and services provide us with a competitive edge.

     In project finance, ICICI's primary competitors were established long-term lending institutions. In recent years, Indian and foreign commercial banks have sought to expand their presence in this market. We believe that we have a competitive advantage due to our strong market reputation and expertise in risk evaluation and mitigation. We believe that our in-depth sector specific knowledge and capabilities in understanding risks and policy related issues as well as our advisory, structuring and syndication services have allowed us to gain credibility with project sponsors, overseas lenders and policy makers.

     New business areas

     Our international strategy is focused on India-linked opportunities in the initial stages. In our international operations, we face competition from Indian public sector banks with overseas operations, foreign banks with products and services targeted at non-resident Indians and Indian businesses and other service providers like remittance services. We are seeking to position ourselves as an Indian bank offering globally-benchmarked products and services with an extensive distribution network in India to gain a competitive advantage. We seek to leverage our technology capabilities developed in our domestic business to offer convenient and efficient services to our international customers. We also seek to leverage our strong relationships with Indian corporates in our international business.

     Our insurance joint ventures face competition from existing dominant public sector players as well as new private sector players. We believe that the key competitive strength of our insurance joint ventures is the combination of our experience in the Indian financial services industry with the global experience and skills of our joint venture partners. We believe that ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company have built strong product, distribution and risk management capabilities, achieving market leadership positions in their respective businesses. ICICI Prudential Life Insurance Company had a market share of 31% in new business written by private sector life insurance companies in India during fiscal 2004. ICICI Lombard General Insurance had a market share of 22% among the private sector general insurance companies in India during fiscal 2004.

Employees

     At year-end fiscal 2004 we had 18,942 employees, compared to 15,179 employees at year-end fiscal 2003. Of these, 13,549 at year-end fiscal 2004 were employed by ICICI Bank, an increase from 10,617 at year-end fiscal 2003 and 4,820 at year-end fiscal 2002. Of our 18,942 employees at year-end fiscal 2004, 5,992 were professionally qualified, holding degrees in management, accountancy, engineering, law, computer science, economics or banking.

     Management believes that it has good relationships with its employees. ICICI Bank has a staff center, which serves as a forum for grievances.

     The financial services industry in India is undergoing unprecedented change as deregulation gains momentum. Moreover, changing customer needs and rapid advances in technology are continually re-defining the lines of innovation and competition, thereby providing us with new challenges and opportunities. To meet these challenges, we have relied extensively on our human capital, which we believe comprises some of the best talent in the industry.

     We continue to attract graduates from the premier business schools of the country. We dedicate significant amount of senior management time to ensure that employees remain highly motivated and perceive the organization as a place where opportunities abound, innovation is fuelled, teamwork is valued and success is rewarded. Employee compensation is clearly tied to performance and we encourage the involvement of all our employees in our overall performance and profitability through profit sharing incentive schemes based on the financial results. A revised performance appraisal system has been implemented to assist management in career development and succession planning.

     ICICI Bank has an employee stock option scheme to encourage and retain high performing employees. Pursuant to the employee stock option scheme as amended by the Scheme of Amalgamation and further amended in September 2004, up to 5.0% of the aggregate of our issued equity shares at the time of grant of the stock options can be allocated under the employee stock option scheme. The stock option will entitle eligible employees to apply for equity shares. The grant of stock options is approved by ICICI Bank's board of directors on the recommendations of the Board Governance and Remuneration Committee. The eligibility of each employee is determined based on an evaluation of the employee including employee's work performance, technical knowledge and leadership qualities. Moreover, ICICI Bank places considerable emphasis and value on its policy of encouraging internal communication and consultation between employees and management. See also "Management - Compensation and Benefits to Directors and Officers - Employee Stock Option Scheme."

     ICICI Bank has a training center, where various training programs designed to meet the changing skill requirements of its employees are conducted. These training programs include orientation sessions for new employees and management development programs for mid-level and senior executives. The training center regularly offers courses conducted by faculty, both national and international, drawn from industry, academia and ICICI Bank's own organization. Training programs are also conducted for developing functional as well as managerial skills. Products and operations training is also conducted through web-based training modules.

     In addition to basic compensation, employees of ICICI Bank are eligible to receive loans from ICICI Bank at subsidized rates and to participate in its provident fund and other employee benefit plans. The provident fund, to which both ICICI Bank and its employees contribute a defined amount, is a savings scheme, required by government regulation, under which ICICI Bank at present is required to pay to employees a minimum 8.5% (9.0% until fiscal year-end 2004) annual return. If such return is not generated internally by the fund, ICICI Bank is liable for the difference. ICICI Bank's provident fund has generated sufficient funds internally to meet the minimum annual return requirement since inception of the funds. ICICI Bank has also set up a superannuation fund to which it contributes defined amounts. In addition, ICICI Bank contributes specified amounts to a gratuity fund set up pursuant to Indian statutory requirements.

     The following table sets forth, at the dates indicated, the approximate number of employees in ICICI Bank and its consolidated subsidiaries and other consolidated entities.

                                                                     At March 31,
                                           --------------------------------------------------------
                                                   2003                           2004
                                           --------------------------------------------------------
                                           Number      % to total        Number        % to total
                                           --------------------------------------------------------

ICICI Bank..............................      10,617         69.9%           13,549           71.5%
ICICI OneSource.........................       2,056         13.5             3,902           20.6
ICICI Infotech..........................       1,302          8.6             1,141            6.0
ICICI Securities........................         147          1.0               146            0.8
ICICI Home Finance(1)...................         927          6.1                 -              -
Others..................................         130          0.9               204            1.1
                                           --------------------------------------------------------
Total number of employees...............      15,179        100.0%           18,942          100.0%
                                           ========================================================

--------
(1) All employees of ICICI Home Finance became employees of ICICI Bank in August 2003.

     The increase in number of employees in fiscal 2004 was primarily in ICICI Bank, which has grown its business and distribution capabilities and in ICICI OneSource, as a result of both organic and inorganic growth in its business.

     The following table sets forth, the approximate number of employees in ICICI Bank and its consolidated subsidiaries and other consolidated entities at August 31, 2004:

                                               ---------------------------------
                                                        Number       % to total
                                               ---------------------------------

ICICI Bank.................................              14,890           62.5%
ICICI OneSource............................               4,301           18.0%
ICICI Home Finance.........................               2,554           10.7%
ICICI Infotech.............................               1,709            7.2%
ICICI Securities...........................                 149            0.6%
Others.....................................                 238            1.0%
                                               ---------------------------------
                                                         23,841          100.0%
                                               =================================

     The increase in number of employees during the period April 1 to August 31, 2004 was primarily on account of recruitment of employees by ICICI Home Finance.

     The results of ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company have been accounted for under the equity method due to substantive participative rights retained by the minority shareholders. ICICI Prudential Life insurance had 3,298 employees at year-end fiscal 2004 and 4,302 employees at August 31, 2004. ICICI Lombard General Insurance had 555 employees at year-end fiscal 2004 and 970 employees at August 31, 2004.

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

     The above payment was subject to an overall limit of Rs. 2.0 million (US$ 46,083) for employees at the level of Joint General Manager and below, and Rs.
2.5 million (US$ 57,604) for employees at the level of General Manager and Senior General Manager. For the purpose of this computation, salary included basic pay and dearness allowance but excluded all other allowances. The termination benefits in respect of the plan aggregated Rs. 1.9 billion (US$ 44 million), which has been reflected in the income statement under salaries and employee benefits.

Properties

     ICICI Bank's registered office is located at Landmark, Race Course Circle, Vadodara 390 007, Gujarat, India. ICICI Bank's corporate headquarters are located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, India.

     ICICI Bank had a principal network consisting of 413 branches, 56 extension counters and 1,790 ATMs at year-end fiscal 2004. These facilities are located throughout India. 42 of these facilities are located on properties owned by ICICI Bank, while the remaining facilities are located on leased properties. In addition to the branches, extension counters and ATMs, ICICI Bank has 18 controlling/administrative offices including the registered office at Vadodara and the corporate headquarters at Mumbai, 14 regional processing centers in various cities and one central processing center at Mumbai. We also have one offshore banking unit each at Mumbai, Singapore and Bahrain. ICICI Bank has 929 apartments and two residential facilities for its employees. ICICI Bank also provides residential and holiday home facilities to employees at subsidized rates. Our subsidiaries and other consolidated entities own eight properties and also have 199 properties on lease. The net book value of all properties and equipment at year-end fiscal 2004 was Rs. 23.2 billion (US$ 534 million).

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

     At August 31, 2004, there were 21 litigations (involving a claim of Rs.
10.0 million and more) against us, in the aggregate amount of approximately Rs.
104.4 billion (US$ 2.4 billion) (to the extent quantifiable and including amounts claimed jointly and severally from us and other parties). At August 31, 2004, two litigations were pending against our directors in an aggregate amount of Rs. 56.3 billion (US$ 1.3 billion) (to the extent quantifiable).

     At year-end fiscal 2004, we had been assessed an aggregate of Rs. 25.2 billion (US$ 579 million) in excess of the provision made in our accounts, in income tax, interest tax, wealth tax and sales tax demands by the government of India's tax authorities for past years. We have appealed each of these tax demands. Management believes that the tax authorities are not likely to be able to substantiate their income tax, interest tax, wealth tax and sales tax assessment for the following reasons:

     o We have received favorable decisions from the appellate authorities with respect to Rs. 1.3 billion (US$ 30 million) of the assessment. The income tax authorities have appealed these decisions to higher appellate authorities and the same are pending adjudication.

     o We have received a favorable decision of the Supreme Court of India in respect of writ petitions filed by us relating to the sales tax issues that are currently being appealed by us with respect to Rs. 326.9 million (US$ 8 million) of the assessment.

     o In our appeal of the assessments of income tax, interest tax and wealth tax aggregating to Rs 23.5 billion (US$ 541 million), we are relying on favorable precedents of the appellate court and expert opinions.

     Of the Rs.25.2 billion (US$ 579 million), a major portion relates to the treatment of depreciation claim on leased assets. In respect of depreciation claimed by us for fiscal 1993 on two sale and lease back transactions, the Income Tax Appellate Tribunal, Mumbai held in August 2003 that these transactions were tax planning tools and no depreciation was allowable. As the Income Tax Appellate Tribunal's decision is based on the facts of two specific transactions, we believe that the Income Tax Appellate Tribunal's decision will not have an adverse tax impact on other sale and lease back transactions entered into by us. The tax impact of this decision is Rs. 189 million (US$ 4 million). We have appealed against this decision and based on expert advice, we believe that we will receive a favorable decision in the matter. Moreover, the lease agreements provide for variation in the lease rental to offset any loss of depreciation benefit to us. We have not provided for this tax demand but have disclosed it as a contingent liability.

     Our impaired loans in the power sector primarily include loans to a large private sector power generation project in the state of Maharashtra, the implementation of which is currently suspended on account of a dispute between the power company and the purchaser, the state electricity board. This dispute has, in turn, generated a number of parallel disputes, in both Indian courts and foreign litigation forums. The principal sponsor of the power company has filed for bankruptcy in the United States. The Indian lenders to the project sought an injunction before the Indian courts in order to preserve and protect the lenders' security interests in the collateral. The power company has filed a counterclaim against this injunction. As a result of their guarantee to certain foreign lenders, the government of India and the state of Maharashtra are also involved in this matter. In addition, an arbitration proceeding in London has been brought against us and other Indian lenders in an aggregate amount of US$ 534 million. We and the other Indian lenders are pursuing our defense and counter-claims in the arbitration. A number of significant stakeholders are making efforts to resolve the overall situation and bring the project into use. These include, among other things, efforts for an out-of-court settlement, including renegotiation of the power tariff and the sale of the project to new sponsors. Taking into account the overall situation, the nature of the stakeholders involved and the strength of our defenses and counterclaims in the London arbitration, in our judgment the risk of an adverse final judgment in the London arbitration is very low.

     In April 1999, ICICI filed a suit before the High Court of Judicature at Bombay against Mardia Chemicals Limited for recovery of amounts totaling Rs. 1.4 billion (US$ 32 million) due from Mardia Chemicals. The suit was subsequently transferred to the Debt Recovery Tribunal, Mumbai. In July 2002, ICICI Bank issued a notice to Mardia Chemicals under the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Ordinance, 2002 (subsequently passed as an Act by the Indian Parliament) demanding payment of its outstanding dues. In August 2002, Mardia Chemicals filed a suit in the city civil court at Ahmedabad against ICICI Bank, Mr. K. V. Kamath, Managing Director & CEO and Ms. Lalita D. Gupte, Joint Managing Director, for an amount of Rs.
56.3 billion (US$ 1.3 billion) on the grounds that Mardia Chemicals had allegedly suffered financial losses on account of ICICI's failure to provide adequate financial facilities, ICICI's recall of the advanced amount and ICICI's filing of a recovery action against it. The city civil court held that the suit should have been filed in the pending proceedings before the Debt Recovery Tribunal, Mumbai. Mardia Chemicals filed an appeal before the High Court of Gujarat, which dismissed the appeal and ordered that the claim against ICICI Bank be filed before the Debt Recovery Tribunal, Mumbai and the claim against Mr. K.V. Kamath and Ms. Lalita D. Gupte be continued before the city civil court at Ahmedabad. The Debt Recovery Tribunal has admitted the counterclaim filed by Mardia Chemicals Limited. In June 2003, the promoters of Mardia Chemicals in their capacity as guarantors of loans given by ICICI to Mardia Chemicals filed a civil suit in the city civil court at Ahmedabad against ICICI Bank for an amount of Rs. 20.8 billion (US$ 479 million) on the grounds of loss of investment and loss of profit on investment. ICICI Bank has filed its reply seeking dismissal of the suit and the matter is currently pending before the City Civil Court, Ahmedabad.

     In March 1999, ICICI filed a suit in the Debt Recovery Tribunal, Delhi against Esslon Synthetics Limited and its Managing Director (in his capacity as guarantor) for recovery of amounts totaling Rs. 169 million (US$ 4 million) due from Esslon Synthetics. In May 2001, the guarantor filed a counter-claim for an amount of Rs. 1.0 billion (US$ 23 million) against ICICI and other lenders who had extended financial assistance to Esslon Synthetics on the grounds that he had been coerced by officers of the lenders into signing an agreement between LML Limited, Esslon Synthetics and the lenders on account of which he suffered, among other things, loss of business. Esslon Synthetics Limited has filed an application to amend the counterclaim in January 2004. ICICI Bank has filed its reply to the application for amendment. The matter is currently still pending.

     ICICI had filed a recovery suit in 2001 in the Debt Recovery Tribunal, Mumbai against Dynamic Logistics Limited for Rs. 350 million (US$ 8 million). Dynamic Logistics Limited filed a counterclaim for Rs. 1.3 billion (US$ 30 million) in the Debt Recovery Tribunal, Mumbai. The Debt Recovery Tribunal passed an order stating that the claim has to be tried at Pune. We are appealing this order.

     Management believes, based on consultation with counsel, that the legal proceedings instituted by each of Mardia Chemicals, Esslon Synthetics and Dynamic Logistics Limited against us are frivolous and untenable and their ultimate resolution will not have a material adverse effect on our results of operations, financial condition or liquidity.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     Our selected financial and other data for and at year-end fiscal 2004 and year-end fiscal 2003 have been derived from our consolidated financial statements, prepared in accordance with US GAAP. Our financial statements for fiscal 2004 and fiscal 2003 have been audited by KPMG LLP, UK, independent accountants. Our financial statements for fiscal 2003 included in our annual report in Form 20-F for fiscal 2003 were audited by KPMG, India, independent accountants. This change was made at the request of KPMG, India. The change is likely to be transitory and we expect to reappoint KPMG, India, as our independent accountants for audit of financial statements prepared in accordance with US GAAP, once it has successfully completed its registration with the United States Public Company Accounting Oversight Board. The selected financial and other data for ICICI for and at year-end fiscal 2000, 2001 and 2002 have been derived from ICICI's consolidated financial statements, prepared in accordance with US GAAP. These financial statements have been audited by KPMG, India, independent accountants.

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

     On the date of amalgamation, ICICI held a 46% ownership interest in ICICI Bank. Accordingly, the acquisition of the balance 54% ownership interest was accounted for as a step acquisition. Following the acquisition, the 46% ownership interest held by ICICI in ICICI Bank was recorded as treasury stock at its historical carrying value. In September 2002, the treasury stock was sold to institutional investors for Rs. 13.2 billion (US$ 303 million). The difference between the sale proceeds and the carrying value, net of related tax effects of Rs. 599 million (US$ 14 million), was recognized in the statement of stockholders' equity as a capital transaction.

     The financial information for ICICI for fiscal 2002 and 2001 reflect results of ICICI Bank as an equity investment in accordance with ICICI's ownership interest in ICICI Bank prior to the amalgamation. The financial information for ICICI for fiscal 2000 reflects results of ICICI Bank as a consolidated entity. Effective March 10, 2001, ICICI Bank acquired Bank of Madura, an old private sector bank in India, in an all stock merger and, as a result, the ownership interest of ICICI was reduced from 62.2% to 55.6%. In addition, during March 2001, ICICI reduced its interest in ICICI Bank to 46% through sales of equity shares in the Indian secondary markets to institutional investors. As a result of the foregoing, ICICI Bank ceased to be one of ICICI's subsidiaries as of March 22, 2001 and Was accounted for under the equity method of accounting from April 1, 2000, the beginning of the fiscal year in which ICICI's majority ownership interest in ICICI Bank was deemed to be temporary. ICICI Bank continues to be reported on a consolidated basis for the year ended March 31, 2000. As a result, the financial statements for fiscal 2002 and 2001 are not strictly comparable with those for fiscal 2000.

     The consolidation of ICICI's majority ownership interest in two insurance companies, ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company

Limited, in each of fiscal 2001 and 2002 was deemed inappropriate because of substantive participative rights retained by the minority shareholders. Accordingly, such investees were no longer consolidated but were accounted for by the equity method in fiscal 2003. Prior period financial statements have been restated and as a result, the financial statements for fiscal 2001 and 2002 contained in this annual report are not the same as those contained in our annual report for fiscal 2002. There is no resultant impact on the net income or the stockholders' equity for fiscal 2001 and 2002.

     You should read the following data with the more detailed information contained in "Operating and Financial Review and Prospects" and our consolidated financial statements. Historical results do not necessarily predict the results in the future.

                                                                  Year ended March 31,
                                         -----------------------------------------------------------------------
                                            2000        2001        2002       2003        2004       2004 (1)
                                         -----------------------------------------------------------------------
                                                      (in millions, except per common share data)
Selected income statement data:
 Interest income ......................... Rs.79,296  Rs. 79,759 Rs. 78,600  Rs. 97,714  Rs. 90,688   US$ 2,090

 Interest expense ........................   (67,492)    (67,893)   (69,520)    (83,208)    (72,375)     (1,668)
                                         -------------------------------------------------------------------------
 Net interest income .....................    11,804      11,866      9,080      14,506      18,313         422
 Dividends ...............................     1,502         345        267         389         431          10
                                         -------------------------------------------------------------------------
 Net interest income, including
   dividends .............................    13,306      12,211      9,347      14,895      18,744         432
 Provisions for loan losses ..............    (6,363)     (9,892)    (9,743)    (19,649)    (20,055)       (462)
                                         -------------------------------------------------------------------------
 Net interest income/(loss), including
   dividends, after provisions for loan
   losses.................................     6,943       2,319       (396)     (4,754)     (1,311)        (30)
 Non-interest income .....................     9,815       9,243      8,148      13,253      36,678         845
                                         -------------------------------------------------------------------------
 Net revenue .............................    16,758      11,562      7,752       8,499      35,367         815
 Non-interest expense  ...................    (5,302)     (5,479)    (7,596)    (18,609)    (27,101)       (624)
 Equity in earnings/(loss) of
   affiliates ............................        20         735        294        (958)     (1,437)        (33)
 Minority interest  ......................      (361)          1         83          24          28           1
                                         -------------------------------------------------------------------------
 Income/(loss) before income taxes and
   cumulative effect of accounting
   changes ...............................    11,115       6,819        533     (11,044)      6,857         158

 Income tax (expense)/benefit ............    (2,033)       (189)      (251)      3,061      (1,638)        (38)
                                         -------------------------------------------------------------------------
 Income /(loss) before cumulative
   effect of accounting changes, net
   of tax ................................     9,082       6,630        282      (7,983)      5,219         120
 Cumulative effect of accounting
   changes, net of tax(2).................       249           -      1,265           -           -           -
                                         -------------------------------------------------------------------------
 Net income/(loss)........................  Rs.9,331   Rs. 6,630  Rs. 1,547  Rs. (7,983)  Rs. 5,219     US$ 120

 Per common share(3)
 Net income/(loss) from continuing
 operations
 - Basic(4) ..............................  Rs.28.90   Rs. 16.88   Rs. 3.94   Rs.(14.18)   Rs. 8.50    US$ 0.20
 Net income/(loss) from continuing
   operations
 - Diluted(5) ............................     27.54       16.81       3.94      (14.18)   Rs. 8.43        0.19
 Dividends(6) ............................     11.00       11.00      22.00           -        7.50        0.17
 Book value ..............................    180.58      193.35     181.70      150.42      153.35        3.53
 Common shares outstanding at end of
  period (in millions of common shares)...       393         393        393         613         616
 Weighted average common shares outstanding
  - Basic (in millions of common shares)..       323         393        393         563         614
 Weighted average common shares outstanding
  - Diluted (in millions of common
    shares)...............................       344         393        393         563         619

---------
(1) Rupee amounts for fiscal 2004 have been translated into US dollars using the noon buying rate of Rs. 43.40 = US$ 1.00 in effect on March 31, 2004.

(2) In June 2001, the FASB issued SFAS No. 141, which requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed shall be recognized as goodwill. SFAS No. 141 specifies that intangible assets acquired in a purchase method business combination must be recognized and reported apart from goodwill, noting that any purchase price allocated to an assembled workforce need not be accounted separately. The excess of the fair value of the net assets over the cost of acquired entity is allocated pro rata to specified non-financial assets and remaining excess, if any, is recognized as an extraordinary gain. As of April 1, 2001, ICICI had an unamortized deferred credit of Rs. 1.3 billion (US$ 29 million) relating to the excess of the fair value of assets acquired over the cost of acquisition of SCICI. As required by SFAS No. 141, in conjunction with the early adoption of SFAS No. 142, the unamortized deferred credit as of April 1, 2001, was written-off and recognized as the effect of a change in the accounting principle.

(3) For fiscal years 2000, 2001 and 2002, based on the exchange ratio of 1:2 in which the shareholders of ICICI were issued shares of ICICI Bank, number of shares has been adjusted by dividing by two. Hence, these numbers are different from the numbers reported in the annual report on Form 20-F for fiscal 2002.

(4)  Represents net income/(loss) before dilutive impact.

(5) Represents net income / (loss) adjusted for full dilution. All convertible instruments are assumed to be converted to common shares at the beginning of the year, at prices that are most advantageous to the holders of these instruments. For the purpose of calculating diluted earnings per share, the net income was adjusted for interest (after tax) on convertible instruments only for fiscal 2000, as the convertible bonds were almost entirely converted/redeemed in fiscal 2001. Shares assumed to be issued have been weighted for the period the convertible instruments are outstanding. Options to purchase 2,546,675, 7,015,800, 12,610,275 and 1,098,225 equity shares granted to employees at a weighted average exercise price of Rs. 226.0, Rs. 81.3, Rs. 154.7 and Rs. 266.6 were outstanding in fiscal 2001, 2002, 2003 and 2004, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares during the period. In fiscal 2003, we reported a net loss and accordingly all outstanding options at year-end fiscal 2003 are anti-dilutive.

(6) In India, dividends for a fiscal year are normally declared and paid in the following year. The same was true for ICICI until fiscal 2001. However, the interim dividend for fiscal 2002 was paid by ICICI during fiscal 2002. We declared a dividend of Rs. 7.50 per equity share for fiscal 2003, which was paid in August 2003, i.e. in fiscal 2004. We have declared a dividend of Rs. 7.50 per equity share for fiscal 2004, which was paid out in September 2004, i.e. in fiscal 2005. The dividend per equity share shown above is based on the total amount of dividends paid out on the equity shares during the year, exclusive of dividend tax. This was different from the dividend declared for the year. In US dollars, dividend was US$ 0.25 per equity share in fiscal 2000 and 2001, US$ 0.51 per equity share in fiscal 2002 and US$ 0.17 per equity share in fiscal 2004.

(7) Certain reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year. These changes have no impact on previously reported results of operations or stockholders' equity.

     The following table sets forth, for the periods indicated, selected income statement data expressed as a percentage of average total assets for the respective period.

                                                                     Year ended March 31,
                                             ---------------------------------------------------------------------
                                                 2000          2001         2002         2003          2004
                                             ---------------------------------------------------------------------
Selected income statement data:
Interest income...........................        11.23%       11.29%        10.53%        8.63%          7.14%
Interest expense .........................        (9.56)       (9.61)        (9.31)       (7.35)         (5.70)
                                             ---------------------------------------------------------------------
Net interest income ......................         1.67         1.68          1.22         1.28           1.44
Dividends ................................         0.21         0.05          0.04         0.03           0.03
                                             ---------------------------------------------------------------------
Net interest income, including dividends..         1.88         1.73          1.25         1.32           1.48
Provisions for loan losses ...............        (0.90)       (1.40)        (1.31)       (1.73)         (1.58)
                                             ---------------------------------------------------------------------
Net interest income/(loss), including
 dividends, after provisions for loan
 losses...................................         0.98         0.33         (0.05)       (0.42)         (0.10)
Non-interest income.......................         1.39         1.31          1.09         1.17           2.89
                                             ---------------------------------------------------------------------
Net revenue...............................         2.37         1.64          1.04         0.75           2.79
Non-interest expense......................        (0.75)       (0.78)        (1.02)       (1.64)         (2.13)
Equity in earnings/(loss) of affiliates...         0.00         0.10          0.04        (0.08)         (0.11)
Minority interest.........................        (0.05)        0.00          0.01         0.00           0.00
                                             ---------------------------------------------------------------------
Income/(loss) before income taxes and
 cumulative effect of accounting
 changes..................................         1.57         0.97          0.07        (0.98)          0.54
Income tax (expense)/benefit..............        (0.29)       (0.03)        (0.03)        0.27          (0.13)
                                             ---------------------------------------------------------------------
Income/(loss) before cumulative effect of
 accounting changes, net of tax ..........         1.28         0.94          0.04        (0.70)          0.41
Cumulative effect of accounting changes,
 net of tax ..............................         0.04            -          0.17            -              -
                                             ---------------------------------------------------------------------
Net income/(loss) ........................         1.32%        0.94%         0.21%       (0.70)%         0.41%
                                             ---------------------------------------------------------------------

                                                                        At March 31,
                                     -----------------------------------------------------------------------------------
                                          2000          2001         2002          2003          2004        2004(1)
                                     -----------------------------------------------------------------------------------
                                                             (in millions, except percentages)
Selected balance sheet data:
Total assets ...........................Rs. 774,279  Rs. 739,892  Rs. 743,362  Rs. 1,180,263 Rs. 1,409,131   US$ 32,468
Securities ...............................   18,871       18,861       60,046        280,621       310,368        7,151
Loans, net(2) ............................  561,448      602,023      523,601        630,421       728,520       16,786
Troubled debt restructuring
  (restructured loans), net ..............   10,795       32,309       77,366        122,659       121,417        2,798
Other impaired loans, net ................   24,240       20,081       33,187         55,319        28,764          663
Total liabilities ........................  699,073      663,829      671,754      1,087,926     1,313,556       30,266
Long-term debt ...........................  436,320      492,882      511,458        400,812       373,449        8,605
Deposits .................................   96,682        6,072        7,380        491,290       684,955       15,782
Redeemable preferred stock(3) ............   10,207          698          772            853           944           22
Stockholders' equity .....................   70,908       75,927       71,348         92,213        94,525        2,178
Common stock  ............................    3,916        3,924        3,922          6,127         6,164          142
Period average(4):
Total assets .............................  706,066      706,343      746,330      1,132,638     1,269,638       29,254
Interest-earning assets ..................  612,452      615,164      641,141        924,573     1,017,009       23,433
Loans, net(2) ............................  513,421      570,989      591,398        606,496       662,752       15,271
Total liabilities(5) .....................  650,794      631,324      670,750      1,038,377     1,173,961       27,050
Interest-bearing liabilities .............  583,609      576,474      613,401        905,226       977,941       22,533
Long-term debt ...........................  436,718      462,916      504,103        455,347       382,674        8,817
Stockholders' equity ....................Rs. 55,272   Rs. 75,019   Rs. 75,580     Rs. 94,261    Rs. 95,678    US$ 2,205
Profitability:
Net income/(loss) as a percentage of:
   Average total assets ..................     1.32%        0.94%        0.21%        (0.70)%         0.41%
   Average stockholders' equity ..........    16.88         8.84         2.05         (8.47)          5.45

                                                                     Year ended March 31,
                                             ---------------------------------------------------------------------
                                                 2000          2001         2002         2003          2004
                                             ---------------------------------------------------------------------
   Average stockholders' equity
     (including redeemable preferred
     stock(6).............................    15.95         8.89         2.12          (8.31)         5.50
Dividend payout ratio(7) .................     28.3        52.90       635.20              -         88.10
Spread(8) ................................     1.38         1.19         0.93           1.38          1.52
Net interest margin(9) ...................     1.93         1.93         1.42           1.57          1.80
Cost-to-income ratio(10) .................    22.93        25.54        43.42          66.11         48.90
Cost-to-average assets ratio(11) .........     0.75         0.78         1.02           1.64          2.13
Capital:
Average shareholders' equity as a
  percentage of average total assets......     7.83        10.62        10.13           8.32          7.54
Average stockholders' equity
  (including redeemable preferred
  stock) as a percentage of average
  total assets (12).......................     9.30        10.95        10.23           8.39          7.61

                                                                      At or for the year ended March 31,
                                                            ---------------------------------------------------
                                                                2000      2001      2002       2003       2004
                                                            ---------------------------------------------------
                                                                             (in percentages)
                                                            ---------------------------------------------------
Asset quality:
Net restructured loans as a percentage of net loans........      1.92%     5.37%    14.78%     19.45%    16.67%
Net other impaired loans as a percentage of net loans......      4.32      3.34      6.34       8.77      3.95
Allowance for loan losses on restructured loans as a
  percentage of gross restructured loans...................     41.79     26.03     18.64      16.78     25.23
Allowance for loan losses on other impaired loans as a
  percentage of gross impaired loans.......................     52.07     51.89     34.61      33.48     42.74
Allowance for loan losses as a percentage of gross loans...      5.72      5.20      6.54       7.92      8.40

----------
(1) Rupee amounts for fiscal 2004 have been translated into US dollars using the noon buying rate of Rs. 43.40 = US$ 1.00 in effect on March 31, 2004.

(2) Net of allowance for loan losses, security deposits and unearned income in respect of restructured and other impaired loans and allowances for loans not specifically identified as restructured or other impaired loan.

(3) ICICI had issued preferred stock redeemable at face value after 20 years. Banks in India are not currently allowed to issue preferred stock. However, we are currently exempt from this restriction.

(4) For fiscal years 2000, 2002, 2003 and 2004, the average balances are the average of quarterly balances outstanding at the end of March of the previous fiscal year, June, September, December and March of that fiscal year. For fiscal 2001, the average balances are the average of quarterly balances outstanding at the end of June, September, December and March of that fiscal year.

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

(10) Represents the ratio of non-interest expense to the sum of net interest income, dividend and non-interest income.

(11) Represents the ratio of non-interest expense to average total assets.

(12) ICICI Bank's capital adequacy is computed in accordance with the Reserve Bank of India's guidelines and is based on unconsolidated financial statements prepared in accordance with Indian GAAP. At year-end fiscal 2004, ICICI Bank's total capital adequacy ratio was 10.4% with Tier 1 capital adequacy ratio of 6.1% and Tier 2 capital adequacy ratio of 4.3%. ICICI Bank has raised additional capital through a public issue of equity shares aggregating to Rs. 32.5 billion (US$ 748 million), after year-end fiscal 31, 2004.

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated audited financial statements. The following discussion is based on our audited financial statements and accompanying notes, which have been prepared in accordance with US GAAP.


Introduction

     Our loan portfolio, financial condition and results of operations have been, and in the future, are expected to be influenced by economic conditions in India and certain global developments, particularly in commodity prices relating to the business activities of our corporate customers and by economic conditions in the United States and other countries influencing inflation and interest rates in India. For ease of understanding the discussion of our results of operations that follows, you should consider the introductory discussion of these macroeconomic factors. In addition, for a meaningful comparison of our results of operations for these years, you should also consider the amalgamation and the effect of other acquisitions.

     Indian Economy

     The rate of growth of GDP was 5.8% in fiscal 2002, 4.0% in fiscal 2003 and 8.2% (as per the latest available estimates) in fiscal 2004. The slowdown in growth in fiscal 2003 was caused primarily by a negative growth in the agriculture sector because of insufficient rainfall and resulting drought conditions prevailing in the country. The agriculture sector, which had grown by 6.5% in fiscal 2002, recorded a negative growth of 5.2% in fiscal 2003. The industrial sector grew by 6.4% in fiscal 2003 after a low growth of 3.4% in fiscal 2002.The higher growth rate during fiscal 2004 was primarily due to the agricultural recovery, increase in industrial production and sustained growth of the services sector. Agriculture, industry and services sectors grew by 9.1%, 6.5% and 8.4% respectively during fiscal 2004. Industrial growth in fiscal 2004 was supported primarily by growth in construction and manufacturing activities.

     The average annual rate of inflation measured by the Wholesale Price Index increased to 5.5% in fiscal 2004 from 3.2% in fiscal 2003. Fuel price inflation increased to 6.2% in fiscal 2004, up from 5.5% in fiscal 2003. The Indian rupee appreciated by 8.7% vis-a-vis the US dollar during fiscal 2004, strengthening from Rs. 47.50 per US$ 1.00 at year-end fiscal 2003 to Rs. 43.40 per US$ 1.00 at year-end fiscal 2004. The rupee, however, depreciated against the pound sterling, euro and yen primarily because of the weakening of the US dollar against these currencies.

     During fiscal 2005 to date, there has been an increase in inflationary trends in India, and a depreciation of the rupee vis-a-vis the US dollar. While the average annual rate of inflation measured by the Wholesale Price Index was 4.5% in fiscal 2005 (through August 28, 2004), the year-on-year rate of inflation for the week ended September 11, 2004 was 7.9%. These inflationary trends are primarily due to the increase in oil prices as well as prices of certain commodities. Recently there has been an increase in the international crude oil prices. Given that India imports approximately 70.0% of its requirements of crude oil which constituted approximately 26.7% of total imports in fiscal 2004, an increase in international oil prices affects the Indian economy. However, the average annual rate of inflation measured by the Consumer Price Index for industrial workers was 3.2% for July 2004. The rupee has depreciated against the US dollar during fiscal 2005 (through August 31, 2004) by 6.7%. Foreign exchange reserves were US$ 118.3 billion at September 10, 2004.

     The impact of these and other factors and the overall growth in industry, agriculture and services during fiscal 2005 will affect the performance of the banking sector as it will affect the level of credit disbursed by banks, and the overall growth prospects of our business, including our ability to grow, the quality of our assets, the value of our investment portfolio and our ability to implement our strategy.

     Banking Sector

     According to the Reserve Bank of India's data, total deposits of all scheduled commercial banks increased by 17.7% in fiscal 2001, 14.3% in fiscal 2002, 12.4% in fiscal 2003 and 17.7% in fiscal 2004. In fiscal 2001, growth in bank deposits was high mainly as a result of the India Millennium Deposits (approximately Rs. 256.6 billion) raised by the State Bank of India to augment the overall foreign exchange reserves of the country. Excluding the India Millennium Deposits, bank deposits would have risen by 14.8% in fiscal 2001. In fiscal 2002, excluding the India Millennium Deposits outstanding at year-end fiscal 2001, the growth in deposits was 14.6%. Growth in deposits in fiscal 2003 includes the impact of the amalgamation, as some of ICICI's liabilities which were not included in banking deposits at year-end fiscal 2002, were included at year-end fiscal 2003. During fiscal 2005, deposits have grown by 5.9% through August 20, 2004. Bank credit of scheduled commercial banks grew by 18.4% in fiscal 2001, 22.8% in fiscal 2002, 14.7% in fiscal 2003, 15.5% during fiscal 2004 and 7.4% during fiscal 2005 through August 20, 2004. Credit growth in fiscal 2003 was high mainly due to the impact of the amalgamation, as ICICI's credit was included in total banking system credit at year-end fiscal 2003 but not included at year-end fiscal 2002.

     In the last five fiscal years, there has been a downward movement in interest rates, barring intra-year periods when interest rates were higher temporarily due to extraneous circumstances. This movement was principally due to the Reserve Bank of India's policy of assuring adequate liquidity in the banking system and generally lowering the rate at which it would lend to Indian banks to ensure that borrowers have access to funding at competitive rates. Banks have generally followed the direction of interest rates set by the Reserve Bank of India and adjusted both their deposit rates and lending rates downwards. The following table sets-forth the bank rate, repo rate (In India, it is defined as the annualized interest earned by the lender in a repurchase transaction between two banks or between a bank and the Reserve Bank of India), average deposit rates and average prime lending rates of five major public sector banks for the last six years.

                                                                Average deposit rate     Average prime
                                                                  for over one year      lending rate
Fiscal year                        Bank rate      Repo rate         term (range)            (range)
---------------------------------------------------------------------------------------------------------
                                                             (in percentages)
2000.............................      8.0              7.0               8.0-10.5          12.0-12.5
2001.............................      7.0              7.0               8.5-10.0          11.0-12.0
2002.............................     6.50              6.0                8.0-8.5          11.0-12.0
2003.............................     6.25              5.0              5.25-8.50        10.75-12.00
2004.............................      6.0              4.5              5.00-6.25        10.50-11.50
2005 (through August 20, 2004)...      6.0              4.5              4.25-5.50        10.25-11.00

----------
Source: Reserve Bank of India: Handbook of Statistics on Indian Economy, 2002, Annual Report 2003-2004 and Weekly Statistical Supplements.

     The inflationary trends in fiscal 2005 have resulted in an increase in benchmark secondary market yields on government securities, but have not had an impact on lending or deposit rates. In fiscal 2005, the yield on 10-year government securities touched a high of 6.8% on August 11, 2004, before coming down to 6.2% on September 16, 2004. The Reserve Bank of India has not changed the bank rate or the repo rate during fiscal 2005. However, on September 11, 2004, the Reserve Bank of India announced an increase in the cash reserve ratio, which is the percentage of their net demand and time liabilities that banks are required to maintain in the form of cash balances with the Reserve Bank of India, from 4.50% to 4.75% effective September 18, 2004 and 5.00% effective October 2, 2004.

Amalgamation

     Following the approval of shareholders, the High Court of Gujarat at Ahmedabad and the High Court of Judicature at Bombay, the Reserve Bank of India approved the amalgamation of ICICI, ICICI Personal Financial Services and ICICI Capital Services with and into ICICI Bank on April 26, 2002. The Statement on Financial Accounting Standards No. 141 "Business Combinations", issued by the Financial Accounting Standards Board, requires that business combinations be accounted for in the period in which the combination is consummated. Accordingly, under US GAAP, the amalgamation has been reflected in the financial statements for fiscal 2003, as it was consummated in April 2002. The effective date of the amalgamation for accounting purposes under US GAAP was April 1, 2002. Under US GAAP, the amalgamation was accounted for as a reverse acquisition. This means that ICICI was recognized as the accounting acquirer in the amalgamation, although ICICI Bank was the legal acquirer and the surviving entity. Accordingly, the financial data for fiscal 2002 and prior years, except where specifically stated otherwise, present the assets, liabilities and results of operations of ICICI. The financial information for ICICI for fiscal 2002 and 2001 reflect results of ICICI Bank as an equity investment in accordance with ICICI's ownership interest in ICICI Bank prior to the amalgamation. The financial information for ICICI for fiscal 2000 reflects results of ICICI Bank as a consolidated entity. Following the amalgamation, the other subsidiaries and affiliates of ICICI have become subsidiaries and affiliates of ICICI Bank.

     On the date of amalgamation, ICICI held 46% ownership interest in ICICI Bank. Accordingly, the acquisition of the balance 54% ownership interest has been accounted for as a step acquisition. Following the acquisition, the 46% ownership interest held by ICICI in ICICI Bank was recorded as treasury stock at its historical carrying value. In September 2002, the treasury stock was sold to institutional investors for Rs. 13.2 billion (US$ 303 million). The difference between the sale proceeds and the carrying value, net of related tax effects of Rs. 599 million (US$ 14 million), was recognized in the statement of stockholders' equity as a capital transaction.

     The total purchase price for the acquisition was Rs. 14.1 billion (US$ 325 million) including fair value of common stock issued on reverse acquisition of Rs. 12.0 billion (US$ 276 million). Intangible assets of Rs. 5.5 billion (US$ 127 million), relating to customer and deposit relationships is being amortized over a period of 10 years. Goodwill recognized in this transaction was Rs. 819 million (US$ 19 million).

Effect of Other Acquisitions

     In fiscal 2004, ICICI Bank acquired 100.0% ownership interest in Transamerica Apple Distribution Finance Private Limited for a cash consideration of Rs. 757 million (US$ 17 million).

     In fiscal 2004, ICICI OneSource, an entity consolidated in our US GAAP financial statements, acquired 99.8% ownership interest in First Ring Inc. The business combination was accounted for by the purchase method and accordingly the consolidated financial statements for fiscal 2004 include the results of operations of First Ring Inc. The business combination resulted in goodwill of Rs. 616 million (US$ 14 million) as the purchase price was more than the fair value of net assets acquired.

     In fiscal 2003, ICICI Infotech, an entity consolidated in our US GAAP financial statements, acquired the remaining 50.0% ownership interest in Tricolor Infotech International Inc., Mauritius for a cash consideration of Rs. 110 million (US$ 3 million). The assets of Tricolor Infotech International Inc. amounted to Rs. 35 million (US$ 806,452). The business combination was accounted for by the purchase method and accordingly the consolidated financial statements for fiscal 2003 include the results of operations of Tricolor Infotech International Inc. The business combination resulted in goodwill of Rs. 18 million (US$ 414,747) as the purchase price was more than the fair value of net assets acquired.

     In fiscal 2003, ICICI OneSource acquired a 100.0% ownership interest in Customer Asset India Private Limited, a company engaged in the business of providing contact center services through its offshore contact center at Bangalore, for cash consideration aggregating Rs. 959 million (US$ 22 million). The business combination was accounted for by the purchase method and accordingly our consolidated financial statements for fiscal 2003 include the results of operations of Customer Asset India Private Limited. The business combination resulted in goodwill of Rs. 617 million (US$ 14 million) as the purchase price was more than the fair value of net assets acquired.

     During fiscal 2001, ICICI Infotech acquired the following software development and services companies based in the United States: Ivory International Inc., Objects Xperts Inc. and Command Systems Inc. ICICI also acquired Ajax Software Solutions, a software development company based in India. The business combinations were accounted for under the purchase method and the revenues and total assets of the acquired companies were immaterial to ICICI's consolidated results of operations and financial position for fiscal 2001.

     In October 2002, the FASB issued SFAS No. 147, Acquisitions of Certain Financial Institutions, which requires that business combinations involving financial institutions within its scope, be accounted for under SFAS No. 141. Previously, generally accepted accounting principles for acquisitions of financial institutions provided for recognition of the excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset. Under SFAS No. 147, such excess is accounted for as goodwill. Adoption of SFAS No. 147 resulted in a reclassification of a previously recorded unidentifiable intangible asset of Rs. 581 million (US$ 13 million) and deferred tax liability of Rs. 208 million (US$ 5 million) to goodwill with effect from April 1, 2001. Further, as required by SFAS No. 147, ICICI reversed the amortization expense of Rs. 290 million (US$ 7 million) and the related income tax benefit of Rs. 103 million (US$ 2 million), by restating the results for fiscal 2002.

     ICICI adopted SFAS No. 142 on April 1, 2001, which resulted in reclassification of existing goodwill and intangible assets. In fiscal 2002, ICICI recorded goodwill of Rs. 354 million (US$ 8 million) relating to acquisitions of certain software services companies in fiscal 2001, of which goodwill of Rs. 70 million (US$ 2 million) had been recorded pending final allocation as of March 31, 2002. The revenues and total assets of the acquired companies were immaterial to the consolidated results of operations and financial position of ICICI. Substantially all goodwill at year-end fiscal 2002, related to the software development and services reporting unit of ICICI. No goodwill impairment loss was recorded during fiscal 2002, 2003 and 2004. In June 2001, the FASB issued SFAS No. 141, which requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies the criteria that intangible assets acquired in a purchase method business combination must be recognized and reported apart from goodwill, noting that any purchase price allocated to an assembled workforce may not be accounted separately. As of April 1, 2001, ICICI had an unamortized deferred credit of Rs. 1.3 billion (US$ 29 million) related to an excess of the fair value of assets acquired over the cost of acquisition of SCICI, a diversified lending institution acquired by ICICI in fiscal 1997. As required by SFAS No. 141, in conjunction with the early adoption of SFAS No. 142, the unamortized deferred credit as of April 1, 2001, has been written-off and recognized as the effect of a change in accounting principle.

     Deconsolidation of ICICI Bank for fiscal 2001 and 2002

     ICICI's consolidated subsidiaries for and at year-end fiscal 2002 and year-end fiscal 2001 did not include ICICI Bank. Effective March 10, 2001, ICICI Bank acquired Bank of Madura, an old private sector bank in India, in an all stock merger and, as a result, the ownership interest of ICICI was reduced from 62.2% to 55.6%. In addition, during March 2001, ICICI reduced its interest in ICICI Bank to 46% through sales of equity shares in the Indian secondary markets to institutional investors. This was in line with the Reserve Bank of India's directive that ICICI reduce its interest in ICICI Bank to not more than 40% over a period of time. As a result of the foregoing, ICICI Bank ceased to be one of ICICI's subsidiaries as of March 22, 2001 and was accounted for under the equity method of accounting from April 1, 2000, the beginning of the fiscal year in which ICICI's majority ownership interest in ICICI Bank was deemed to be temporary. ICICI Bank continued to be reported on a consolidated basis for the fiscal 2000. As a result, ICICI's financial statements for fiscal 2002 and 2001 are not strictly comparable with those for fiscal 2000.

     Change in accounting basis for insurance subsidiaries

     The consolidation of ICICI's majority ownership interest in the two insurance companies, ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company, incorporated in each of fiscal 2001 and 2002 was deemed inappropriate in fiscal 2003 because of substantive participative rights retained by the minority shareholders. Accordingly, such investees are no longer consolidated but are accounted for by the equity method from fiscal 2003. Prior period financial statements have been restated and as a result, the financial statements for fiscal 2001 and 2002 contained in this annual report are not the same as those contained in our annual report for fiscal 2002. There is no resultant impact on net income or stockholders' equity for fiscal 2001 and 2002.

Results of Operations

     We offer products and services in the areas of commercial banking to corporate and retail customers, both domestic and international, investment banking and other products including insurance.

     Our commercial banking products and services for retail customers include both retail loans and retail liability products and services. We offer a wide range of retail credit products including home loans, automobile loans, commercial vehicle loans, two wheeler loans, dealer financing, personal loans, credit cards, loans against time deposits and loans against shares. Our commercial banking operations for corporate customers include a range of products and services for India's leading corporations and growth-oriented middle market businesses, including loan products and fee and commission-based products and services. Our primary source of funding after the amalgamation is deposit taking from corporate and retail customers, while ICICI's primary source of funding was borrowings. We continue to meet a part of our funding requirements through borrowings in the Indian and international markets.

     Our investment banking business includes ICICI Bank's treasury operations. ICICI Bank's treasury operations include maintenance and management of regulatory reserves, proprietary trading in equity, fixed income and foreign exchange, a range of products and services for corporate customers, such as forward contracts and interest rate and currency swaps, and foreign exchange products and services. Our investment banking business also includes corporate advisory services, brokering and fixed income operations, including primary dealership in government securities and proprietary operations in various money market instruments, all of which are undertaken by ICICI Securities Limited, our investment banking subsidiary. Funds managed by our subsidiary ICICI Venture Funds Management Company Limited provide venture capital funding to start-up companies, as well as private equity to a range of companies.

     Our other businesses include life insurance and non-life insurance. ICICI Prudential Life Insurance Company, our joint venture with Prudential plc, offers a range of life insurance products to individuals in India. ICICI Lombard General Insurance Company, our joint venture with Lombard Canada Limited, offers property and other non-life insurance products to companies and individuals in India. While we own the majority interests in both ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company, these investees are accounted for by the equity method in our financial statements in view of the substantive participative rights retained by the joint venture partners.

     While our operations and assets are primarily located in India, we have also established subsidiaries in the United Kingdom and Canada, branches in Singapore and Bahrain and representative offices in the United States, China, United Arab Emirates and Bangladesh. We have also received regulatory approval to establish up a representative office in South Africa and propose to establish a subsidiary in Russia.

     Consequent to the amalgamation, the businesses formerly conducted by ICICI became subject for the first time to various regulations applicable to banks. These include the prudential reserve and liquidity requirements, namely the statutory liquidity ratio under Section 24 of the Indian Banking Regulation Act, 1949 and the cash reserve ratio under Section 42 of the Reserve Bank of India Act, 1934. The statutory liquidity ratio is required to be maintained in the form of government of India securities and other approved securities, currently a minimum of 25.0% of our net demand and time liabilities. The cash reserve ratio is required to be maintained in the form of cash balances with the Reserve Bank of India, which has increased the cash reserve ratio from 4.50% to 4.75% of our net demand and time liabilities, excluding inter-bank deposits, effective September 18, 2004 and to 5.00% effective October 2, 2004. In addition to the above, the directed lending norms of Reserve Bank of India require commercial banks to lend 40.0% of their net bank credit to specific sectors (known as priority sectors), such as agriculture, small-scale industry, small businesses and housing finance. Prior to the amalgamation, the advances of ICICI were not subject to the requirement applicable to banks in respect of priority sector lending. Pursuant to the terms of Reserve Bank of India's approval to the amalgamation, we are required to maintain a total of 50.0% of our net bank credit on the residual portion of our advances (i.e., the portion of our total advances excluding advances of ICICI at year-end fiscal 2002) in the form of priority sector advances. This additional requirement of 10.0% by way of priority sector advances will apply until such time as the aggregate priority sector advances reach a level of 40.0% of our net bank credit. The Reserve Bank of India's existing instructions on sub-targets under priority sector lending and eligibility of certain types of investments and funds for reckoning as priority sector advances also apply to us. See "Supervision and Regulation - Directed Lending - Priority Sector Lending" and "Business - Loan Portfolio - Directed Lending - Priority Sector Lending".

     Consequent to the amalgamation, while we have benefited from our lower cost of funding as a bank compared to ICICI as a non-bank financial institution, the requirement to maintain statutory liquidity ratio and cash reserve ratio on historic liabilities of ICICI has adversely impacted our spread. Maintenance of the statutory liquidity ratio and cash reserve ratio has resulted in a large investment in government securities and maintenance of cash balances with the Reserve Bank of India, both of which earn low yields compared to loan assets. The increase in investment in government securities has substantially increased our exposure to market risk. In a declining interest rate environment, we made gains on sale of government securities. A rise in interest rates would cause the value of our fixed income portfolio to decline and adversely affect the income from our treasury operations.

     Long-term project finance was a major proportion of ICICI's asset portfolio and continues to be a significant portion of our loan portfolio, though we have diversified our lending towards retail loans and working capital financing. Over the past several years, we and ICICI experienced a high level of impaired loans in our loan portfolio as a result of downturn in certain global commodity markets, increased competition in India, the high level of debt in the financing of projects and capital structures of Indian companies and high interest rates in the Indian economy during the period in which a large number of projects contracted their borrowings, as well as delays experienced in enforcement of collateral when borrowers defaulted on their obligations to us. Our loan portfolio includes loans to projects under implementation and there are risks and uncertainties associated with the timely completion and viability of these projects. Our retail loans have grown rapidly and the level of impaired loans in our retail portfolio could increase if there is a rise in unemployment, prolonged recessionary conditions and a sharp and sustained rise in interest rates in India.

     Average Balance Sheet

     For fiscal years 2002, 2003 and 2004, the average balances are the average of quarterly balances outstanding at the end of March of the previous fiscal year, June, September, December and March of that fiscal year. The average yield on average interest-earning assets is the ratio of interest income to average interest-earning assets. The amortized portion of loan origination fees (net of loan origination costs) was included in interest income on loans, representing an adjustment to the yield. The average cost on average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. The average balances of loans include impaired loans and are net of allowance for loan losses that have been allocated on a pro-rata basis to rupee loans and foreign currency loans, based on the proportion of impaired rupee loans and impaired foreign currency loans. We did not recalculate tax-exempt income on a tax-equivalent basis because we believed that the effect of doing so would not be significant. Total interest income also includes other interest income, which is primarily interest on refund of income tax.

     The following table sets forth, for the periods indicated, the average balances of the assets and liabilities outstanding, which are major components of interest income, interest expense and net interest income. The average balances of loans include impaired loans and are net of allowance for loan losses.

                                                                  Year ended March 31,
                           ----------------------------------------------------------------------------------------------------
                                         2002                            2003                              2004
                           ----------------------------------------------------------------------------------------------------
                                       Interest   Average               Interest   Average                Interest   Average
                            Average    income/     yield/     Average    income/   yield/     Average     income/     yield/
                            balanc     expense     cost       Balance    expense    cost      balance     expense      cost
                           ----------------------------------------------------------------------------------------------------
                                                            (in millions, except percentages)
                           ----------------------------------------------------------------------------------------------------
Assets:
Cash, cash equivalents
  and trading assets:
  Rupee................... Rs. 28,592  Rs. 1,883     6.59%   Rs. 58,204     3,937    6.76%    Rs. 68,104  Rs. 4,483     6.58%
  Foreign currency .......      9,422        200     2.12        15,712       195    1.24          9,404        174     1.85
                           ---------------------           ----------------------           -----------------------
Total cash, cash
  equivalents and
  trading
  assets..................     38,015      2,083     5.48        73,916     4,132    5.59         77,508      4,657     6.01
Securities--debt:

  Rupee ..................     11,728      1,180    10.06       244,161    16,633    6.81        276,432     15,261     5.52

  Foreign currency .......          -          -        -             -         -       -            317          3     0.95
                           ---------------------           ----------------------           -----------------------
Total securities--debt ...     11,728      1,180    10.06       244,161    16,633    6.81        276,749     15,264     5.52
Loans, net:
  Rupee ..................    521,169     69,725    13.38       541,868    70,917   13.09        592,048     64,791    10.94
  Foreign currency .......     70,230      5,512     7.85        64,628     4,163    6.44         70,704      4,430     6.27
                           ---------------------           ----------------------           -----------------------
Total loans, net .........    591,399     75,237    12.72       606,496    75,080   12.38        662,752     69,221    10.44
Other interest income ....          -        100        -             -     1,869                      -      1,546        -
Interest-earning assets:
  Rupee ..................    561,489     72,889    12.98       844,233    93,356   11.06        936,584     86,081     9.19
  Foreign currency .......     79,652      5,711     7.17        80,340     4,358    5.42         80,425      4,607     5.73
                           ---------------------           ----------------------           -----------------------
Total interest-earning
  assets..................    641,141     78,600    12.26       924,573    97,714   10.57      1,017,009     90,688     8.92
Securities--equity:
  Rupee ..................     31,434        267     0.85        29,379       389    1.32         28,561        431     1.51
  Foreign currency .......          -          -        -             -         -       -              -          -        -
                           ---------------------           ----------------------           -----------------------
Total securities--equity..     31,434        267     0.85        29,379       389    1.32         28,561        431     1.51
Earning assets:
  Rupee ..................    592,922     73,156    12.34       873,613    93,745   10.73        965,145     86,512     8.96
  Foreign currency .......     79,652      5,711     7.17        80,340     4,358    5.42         80,425      4,607     5.73
                           ---------------------           ----------------------           -----------------------
Total earning assets .....    672,575     78,867    11.73       953,953    98,103   10.28      1,045,570     91,119     8.71
Cash and cash equivalents.      6,720          -                 45,585         -                 54,929          -
Acceptances ..............      3,552          -                 26,496         -                 50,706          -
Property and equipment ...     13,375          -                 18,826         -                 22,188          -
Other assets .............     50,109          -                 87,778         -                 96,245          -
                           ---------------------           ----------------------           -----------------------
Total non-earning
assets....................     73,755          -                178,685         -                224,068          -
                           ---------------------           ----------------------           -----------------------
Total assets ............  Rs.746,330  Rs.78,867           Rs.1,132,638 Rs.98,103             Rs. 91,119  1,269,638
                           =====================           ======================           =======================

                                                                         Year ended March 31,
                                ----------------------------------------------------------------------------------------------------
                                                2002                            2003                              2004
                                ----------------------------------------------------------------------------------------------------
                                              Interest   Average               Interest   Average                Interest   Average
                                   Average    income/     yield/     Average    income/   yield/     Average     income/     yield/
                                   balance    expense     cost       Balance    expense    cost      balance     expense      cost
                                ----------------------------------------------------------------------------------------------------
                                                                   (in millions, except percentages)
                                ----------------------------------------------------------------------------------------------------
Liabilities:
Savings account deposits:
  Rupee ....................       Rs.    -   Rs.    -  Rs.   -% Rs.   30,828 Rs.   914    2.96%  Rs.   56,843 Rs.  1,348 Rs. 2.37%
  Foreign currency .........              -          -        -            46         -    0.67             71          -     0.42
                                ----------------------         ------------------------          ------------------------
Total savings account
deposits ...................              -          -        -        30,874       914    2.96         56,914      1,348     2.37
Time deposits:
  Rupee ....................          6,618        744    11.24       315,688    24,688    7.82        454,896     28,918     6.36
  Foreign currency .........              0          0        -        11,456       431    3.76         14,693        414     2.82
                                ----------------------         ------------------------          ------------------------
Total time deposits ........          6,618        744    11.24       327,144    25,119    7.68        469,589     29,332     6.25
Long-term debt:
  Rupee ....................        424,745     54,387    12.80       390,602    45,661   11.69        330,443     36,425    11.02
  Foreign currency .........         79,358      5,337     6.72        64,745     2,420    3.74         52,231      1,896     3.63
                                ----------------------         ------------------------          ------------------------
Total long-term debt .......        504,103     59,724    11.85       455,347    48,081   10.56        382,674     38,321    10.01
Redeemable preferred stock..            735         74    10.07           813        82   10.09            899         91    10.12
Trading account and other
  liabilities:
  Rupee.....................         85,057      8,217     9.66        75,983     8,590   11.31         48,020      2,960     6.16
  Foreign currency..........         16,888        761     4.50        15,065       423    2.81         19,845        323     1.63
                                ----------------------         ------------------------          ------------------------
Total trading account and
other liabilities ..........        101,945      8,978     8.81        91,048     9,013    9.90         67,865      3,283     4.84
Interest-bearing
  liabilities:
  Rupee ....................        517,155     63,423    12.26       813,913    79,935    9.82        891,101     69,742     7.83
  Foreign currency .........         96,246      6,097     6.34        91,313     3,274    3.59         86,840      2,633     3.03
                                ----------------------         ------------------------          ------------------------
Total interest-bearing
  liabilities...............        613,401     69,520    11.33       905,226    83,209    9.19        977,941     72,375     7.40
Non-interest-bearing
deposits:
  Rupee ....................              -          -                 31,172         -                 53,941          -
  Foreign currency .........              -          -                      -         -                    149          -
                                ----------------------------------------------------------------------------------------------------
Total non-interest-bearing
  deposits ...............                -          -                 31,172         -                 54,090          -
Other liabilities ..........         57,349          -                101,979         -                141,930          -
                                ----------------------------------------------------------------------------------------------------
Total non-interest-bearing
  liabilities ..............         57,349          -                133,151         -                196,020          -
Total liabilities ..........    Rs. 670,750 Rs. 69,520         Rs.  1,038,377 Rs.83,209          Rs. 1,173,961 Rs. 72,375
                                ----------------------         ------------------------          ------------------------
Stockholders' equity........    Rs.  75,580         -          Rs.     94,261         -          Rs.    95,678          -
                                ----------------------         ------------------------          ------------------------
Total liabilities and
stockholders' equity .......    Rs. 746,330 Rs. 69,520         Rs.  1,132,638 Rs.83,209          Rs. 1,269,639 Rs. 72,375
                                ======================         ========================          ========================

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

                                             Fiscal 2003 vs. Fiscal 2002             Fiscal 2004 vs. Fiscal 2003
                                      ---------------------------------------------------------------------------------
                                              Increase (decrease) due to             Increase (decrease) due to
                                      ---------------------------------------------------------------------------------
                                                       Change in                               Change in
                                                        average     Change in                   average    Change in
                                        Net change      volume     average rate   Net change     volume   average rate
                                      ---------------------------------------------------------------------------------
                                                                       (in millions)
Interest income:

Cash, cash equivalents and
  trading assets:
   Rupee ...........................     Rs. 2,054     Rs.  2,003  Rs.     51   Rs.     546   Rs.   652  Rs.   (106)
   Foreign currency ................            (5)            78         (83)          (21)       (117)         96
                                      ---------------------------------------------------------------------------------
Total cash, cash equivalents and
  trading assets....................          2,049         2,081         (32)          525        535         (10)
Securities:
   Rupee ...........................         15,453        15,834        (381)       (1,372)      1,782      (3,154)
   Foreign currency ................              -             -           -             3           3           -
                                      ---------------------------------------------------------------------------------
Total securities ...................         15,453        15,834        (381)       (1,369)      1,785      (3,154)
Loans:
   Rupee ...........................          1,192         2,709      (1,517)       (6,126)      5,491     (11,617)
   Foreign currency ................         (1,349)         (361)       (988)          267         381        (114)
                                      ---------------------------------------------------------------------------------
Total loans ........................           (157)        2,348      (2,505)       (5,859)      5,872     (11,731)
Other interest income ..............          1,769         1,769           -          (323)       (323)          -
                                      ---------------------------------------------------------------------------------
Total interest income:
   Rupee ...........................         20,468        22,315      (1,848)       (7,275)      7,602     (14,877)
   Foreign currency ................         (1,354)         (283)     (1,071)          249         267         (18)
                                      ---------------------------------------------------------------------------------
Total interest income ..............     Rs. 19,114    Rs. 22,032  Rs. (2,919)  Rs.  (7,026)  Rs. 7,869  Rs.(14,895)
Interest expense:
Savings account deposits:
   Rupee ...........................     Rs.    914    Rs.    914           -   Rs.     434   Rs.   617  Rs.   (183)
   Foreign currency ................           0.31          0.31           -             -           -           -
                                      ---------------------------------------------------------------------------------
Total savings account deposits .....     Rs.    914    Rs.    914           -   Rs.     434   Rs.   617  Rs.   (183)
Time deposits:
   Rupee ...........................         23,944        24,171        (226)        4,230       8,850      (4,620)
   Foreign currency ................            431           431           -           (17)         91        (108)
                                      ---------------------------------------------------------------------------------
Total time deposits ................         24,375        24,601        (226)        4,213       8,941      (4,728)
Long-term debt:
   Rupee ...........................         (8,726)       (3,991)     (4,735)       (9,236)     (6,631)     (2,605)
   Foreign currency ................         (2,917)         (546)     (2,371)         (524)       (454)        (70)
                                      ---------------------------------------------------------------------------------
Total long-term debt ...............        (11,643)       (4,537)     (7,106)       (9,760)     (7,085)     (2,675)
Redeemable preferred stock(1) ......              8             8           -             9          9            -
Trading account and other liabilities:
   Rupee ...........................            373        (1,026)      1,399        (5,630)     (1,724)     (3,906)
   Foreign currency ................           (338)          (51)       (287)         (100)         78        (178)
                                      ---------------------------------------------------------------------------------
Total trading account and other
   liabilities .....................             35        (1,077)      1,112        (5,730)     (1,646)     (4,084)
Total interest expense:
   Rupee ...........................         16,513        20,075      (3,562)      (10,193)      1,121     (11,314)
   Foreign currency ................         (2,824)         (166)     (2,658)         (641)       (285)       (356)
                                      =================================================================================
Total interest expense .............     Rs. 13,689    Rs. 19,909  Rs. (6,220)  Rs. (10,834)  Rs.   836  Rs.(11,670)
Net interest income:
   Rupee ...........................          3,955         2,240       1,715         2,918       6,481      (3,563)
   Foreign currency ................          1,470          (117)      1,587           890         552         338
                                      =================================================================================
Total net interest income ..........     Rs.  5,425     Rs. 2,123  Rs.  3,301   Rs.   3,808   Rs. 7,033  Rs. (3,225)
                                      =================================================================================

----------
(1) Banks in India are not allowed to issue preferred stock. However, we have been currently exempted from this restriction.

     Yields, Spreads and Margins

     The following table sets forth, for the periods indicated, the yields, spreads and net interest margins on interest-earning assets.

                                                                 Year ended March 31,
                                           -----------------------------------------------------------------
                                               2000        2001          2002          2003        2004
                                           -----------------------------------------------------------------
                                                          (in millions, except percentages)
Interest income.........................     Rs. 79,296   Rs. 79,759    Rs. 78,600   Rs. 97,714  Rs. 90,688

Average interest-earning assets.........        612,452      615,164       641,141      924,573   1,017,009

Interest expense........................         67,492       67,893        69,520       83,208      72,375

Average interest-bearing liabilities....        583,609      576,474       613,401      905,226     977,941

Average total assets....................        706,066      706,343       746,330    1,132,638   1,269,638
Average interest-earning assets as a
  percentage of average total assets....          86.74%       87.09%        85.91%       81.63%      80.10%
Average interest-bearing liabilities as a
  percentage of average total assets....          82.66        81.61         82.19        79.92       77.03
Average interest-earning assets as a
  percentage of average interest-bearing
  liabilities...........................         104.94       106.71        104.52       102.14      103.99

Yield...................................          12.95        12.97         12.26        10.57        8.92
  Rupee.................................          14.20        13.66         12.98        11.06        9.19
  Foreign currency......................           7.57         9.04          7.17         5.42        5.73

Cost of funds...........................          11.56        11.78         11.33         9.19        7.40
  Rupee.................................          12.77        12.77         12.26         9.82        7.83
  Foreign currency......................           5.66         6.84          6.34         3.59        3.03

Spread (1)..............................           1.38         1.19          0.93         1.38        1.52
  Rupee.................................           1.42         0.89          0.72         1.24        1.36
  Foreign currency......................           1.91         2.19          0.84         1.84        2.69

Net interest margin (2).................           1.93         1.93          1.42         1.57        1.80
  Rupee.................................           1.75         1.93          1.69         1.59        1.74
  Foreign currency......................           2.70         1.90         -0.48         1.35        2.45

----------
(1) Spread is the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest income to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities.

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

Fiscal 2004 to Fiscal 2003

     Summary

     Net income after tax amounted to Rs. 5.2 billion (US$ 120 million) in fiscal 2004 compared to a loss of Rs. 8.0 billion (US$ 184 million) in fiscal 2003, primarily due to a 176.8% increase in non-interest income to Rs. 36.7 billion (US$ 845 million) in fiscal 2004 from Rs. 13.3 billion (US$ 305 million) in fiscal 2003 and a 26.2% increase in net interest income before provisions for loan losses to Rs. 18.3 billion (US$ 422 million) in fiscal 2004 from Rs. 14.5 billion (US$ 334 million) in fiscal 2003. We made a profit on average assets of 0.4% for fiscal 2004 compared to a net loss on average assets of 0.7% for fiscal 2003 and a profit on average stockholders' equity of 5.5% for fiscal 2004 compared to a net loss on average stockholders' equity of 8.5% for fiscal 2003.

     o Net interest income (excluding dividends) before provisions for loan losses increased 26.2% to Rs. 18.3 billion (US$ 422 million) in fiscal 2004 from Rs. 14.5 billion (US$ 334 million) in fiscal 2003, reflecting an increase of 10.0% in the average volume of interest-earning assets and increase of 14 basis points in the spread.

     o Non-interest income increased by 176.8% in fiscal 2004 to Rs. 36.7 billion (US$ 845 million) from Rs. 13.3 billion (US$ 305 million) in fiscal 2003, primarily due to increase in gains from securities transactions by Rs. 13.1 billion (US$ 302 million) and increase in income from fees, commission and brokerage by Rs. 3.6 billion (US$ 83 million).

     o Non-interest expense increased 45.6% in fiscal 2004 to Rs. 27.1 billion (US$ 624 million) from Rs. 18.6 billion (US$ 429 million) in fiscal 2003, primarily due to 85.3% increase in employee expenses (employee expenses in fiscal 2004 includes Early Retirement Option expense of Rs. 1.9 billion (US$ 44 million)) and 33.5% increase in administration expenses.

     o Provisions for loan losses increased to Rs. 20.1 billion (US$ 462 million) in fiscal 2004 from Rs. 19.6 billion (US$ 453 million) in fiscal 2003.

     o Gross restructured loans increased 10.2% to Rs. 162.4 billion (US$ 3.7 billion) at year-end fiscal 2004 from Rs. 147.4 billion (US$ 3.4 billion) at year-end fiscal 2003. Gross other impaired loans decreased 40.0% to Rs. 50.2 billion (US$ 1.2 billion) at year-end fiscal 2004 from Rs. 83.2 billion (US$ 1.9 billion) at year-end fiscal 2003.

     o Total assets increased 19.4% to Rs. 1,409.1 billion (US$ 32.5 billion) at year-end fiscal 2004 compared to Rs. 1,180.3 billion (US$ 27.2 billion) at year-end fiscal 2003 with trading account assets increasing by 89.6% and loans increasing by 15.6%.

     Net Interest Income

     The following table sets forth, for the periods indicated, the principal components of net interest income, excluding income from dividends.

                                                                 Year ended March 31,
                                          -------------------------------------------------------------------
                                                                                                2004/2003
                                                2003             2004             2004          % change
                                          -------------------------------------------------------------------
                                                          (in millions, except percentages)
Interest income ........................        Rs. 97,714       Rs. 90,688        US$ 2,090          (7.2)%
Interest expense .......................           (83,208)         (72,375)          (1,668)        (13.0)
                                          ---------------------------------------------------
Net interest income, excluding income
from dividends .........................        Rs. 14,506       Rs. 18,313          US$ 422          26.2%
                                          ===================================================

     Net interest income increased 26.2% to Rs. 18.3 billion (US$ 422 million) in fiscal 2004 from Rs. 14.5 billion (US$ 334 million) in fiscal 2003 reflecting mainly the following:

     o an increase of Rs. 92.4 billion (US$ 2.1 billion) or 10.9% in the average volume of interest-earning rupee assets;

     o an increase of Rs. 85 million (US$ 2 million) or 0.1% in the average volume of interest-earning foreign currency assets;

     o an increase in rupee spread to 1.4% in fiscal 2004 from 1.2% in fiscal 2003; and

     o an increase in foreign currency spread to 2.7% in fiscal 2004 from 1.8% in fiscal 2003.

     The average volume of interest-earning rupee assets increased by 10.9% or Rs. 92.4 billion (US$ 2.1 billion) to Rs. 936.6 billion (US$ 21.6 billion) during fiscal 2004 from Rs. 844.2 billion (US$ 19.5 billion) during fiscal 2003, primarily due to the increase in the volume of loans. Our average volume of loans increased by 9.3% to Rs. 662.8 billion (US$ 15.3 billion) in fiscal 2004 from Rs. 606.5 billion (US$ 14.0 billion) in fiscal 2003. The average volume of rupee loans increased by 9.3% or Rs. 50.2 billion (US$ 1.2 billion) to Rs. 592.0 billion (US$ 13.6 billion) in fiscal 2004 from Rs. 541.9 billion (US$ 12.5 billion) in fiscal 2003. This increase in average loans was primarily due to increased disbursements of retail finance loans offset, in part, by sell-down/securitization and repayments of loans. The average volume of foreign currency loans increased 9.4% to Rs. 70.7 billion (US$ 1.6 billion) in fiscal 2004 from Rs. 64.6 billion (US$ 1.5 billion) in fiscal 2003.

     Our gross loans increased 16.2% to Rs. 795.3 billion (US$ 18.3 billion) at year-end fiscal 2004 from Rs. 684.6 billion (US$ 15.8 billion) at year-end fiscal 2003. Gross rupee loans at year-end fiscal 2004 increased 19.2% to Rs.
705.7 billion (US$ 16.3 billion) compared to Rs. 592.2 billion (US$ 13.6 billion) at year-end fiscal 2003 and gross foreign currency loans at year-end fiscal 2004 declined 3.1% to Rs. 89.6 billion (US$ 2.1 billion) compared to Rs.
92.4 billion (US$ 2.1 billion) at year-end fiscal 2003. Gross consumer loans and credit card receivables at year-end fiscal 2004 increased 65.7% to Rs. 311.9 billion (US$ 7.2 billion) from Rs. 188.3 billion (US$ 4.3 billion) at year-end fiscal 2003. Our project and corporate finance and working capital finance loans decreased 13.4% to Rs. 400.2 billion (US$ 9.2 billion) at year-end fiscal 2004 compared to Rs. 462.3 billion (US$ 10.7 billion) at year-end fiscal 2003.

     Investment in government of India securities increased by Rs. 20.2 billion (US$ 464 million) to Rs. 291.0 billion (US$ 6.7 billion) at year-end fiscal 2004 from Rs. 270.8 billion (US$ 6.2 billion) at year-end fiscal 2003 primarily due to compliance with the statutory liquidity ratio on ICICI Bank's liabilities.

     The average volume of cash, cash equivalents and trading account assets increased by 4.9% to Rs. 77.5 billion (US$ 1.8 billion) in fiscal 2004 from Rs.
73.9 billion (US$ 1.7 billion) in fiscal 2003. Cash, cash equivalents and trading account assets increased by 55.4% to Rs. 174.1 billion (US$ 4.0 billion) at year-end fiscal 2004 from Rs. 112.1 billion (US$ 2.6 billion) at year-end fiscal 2003. Trading account assets increased by Rs. 35.5 billion (US$ 818 million) primarily due to deployment of surplus cash in reverse repurchase transactions.

     While both interest income and interest expense declined in line with the declining interest rate trend in the market, interest expense declined more sharply than interest income. Total interest income (excluding dividend) decreased 7.2% to Rs. 90.7 billion (US$ 2.1 billion) for fiscal 2004 from Rs.
97.7 billion (US$ 2.3 billion) for fiscal 2003 primarily due to a decline of 187 basis points in the yield on interest-earning rupee assets, off-set, in part, by an increase of 11.1% in the average interest- earning rupee assets to Rs. 936.6 billion (US$ 21.6 billion) in fiscal 2004 from Rs. 844.2 billion (US$ 19.5 billion) in fiscal 2003. The yield on interest-earning rupee assets decreased 187 basis points to 9.2% in fiscal 2004 from 11.1% in fiscal 2003 primarily due to a general decline in interest rates in the economy. There was a decline of 194 basis points in the yield on loans from 12.4% in fiscal 2003 to 10.4% in fiscal 2004.

     Total interest expense decreased 13.0% to Rs. 72.4 billion (US$ 1.7 billion) in fiscal 2004 from Rs. 83.2 billion (US$ 1.9 billion) in fiscal 2003 primarily due to a decline of 1.8% in the cost of liabilities off-set, in part by 8.0% increase in average interest bearing liabilities to Rs. 977.9 billion (US$ 22.5 billion) in fiscal 2004 from Rs. 905.2 billion (US$ 20.9 billion) in fiscal 2003. The average cost of rupee liabilities decreased 199 basis points to 7.8% in fiscal 2004 from 9.8% in fiscal 2003 primarily due to increase in lower cost deposits and a general decline in interest rates in fiscal 2004. Average deposits, with an average cost of 5.8% in fiscal 2004, constituted 53.8% of total average interest-bearing liabilities compared to 40.0% of the total average interest-bearing liabilities with an average cost of 7.3% in fiscal 2003. While the average cost of long-term rupee debt decreased to 11.0% from 11.7%, the average cost of short-term rupee borrowings decreased to 6.2% in fiscal 2004 from 11.3% in fiscal 2003. The average cost of foreign currency liabilities decreased 56 basis points to 3.0% in fiscal 2004 from 3.6% in fiscal 2003. The foreign currency spread increased 85 basis points to 2.7% in fiscal 2004 from 1.8% in fiscal 2003. The yield on the company's interest-earning foreign currency assets increased 31 basis points to 5.7% in fiscal 2004 from 5.4% in fiscal 2003.

     The spread increased by 14 basis points to 1.5% in fiscal 2004 from 1.4% in fiscal 2003 as rupee spread increased by 12 basis points and foreign currency spread increased by 85 basis points. While our spread has increased, it still continues to be lower than that of other banks in India primarily due to maintenance of statutory liquidity ratio and cash reserve ratio on ICICI's liabilities, which were not subject to these ratios prior to the amalgamation. While our cost of deposits is in line with the cost of deposits of other banks in India, our total cost of funding is higher compared to other banks in India as a result of the higher-cost borrowings of ICICI. As a result of the 1.8% decline in the cost of funds, offset, in part by a 1.7% decline in the yield on average interest-earning assets, net interest margin increased to 1.8% for fiscal 2004 from 1.6% for fiscal 2003.

     Non-Interest Income

     The following table sets forth, for the periods indicated, the principal components of non-interest income.

                                                                       Year ended March 31,
                                                   --------------------------------------------------------------
                                                                                                    2004/2003
                                                        2003            2004           2004         % change
                                                   --------------------------------------------------------------
                                                                 (in millions, except percentages)
Fees, commission and brokerage...................        Rs. 5,397      Rs. 8,988        US$ 207          66.5%
Trading account revenue (1)......................            3,075          4,433            102          44.2
Securities transactions (2)......................            (322)         12,800            295             -
Foreign exchange transactions (3)................               92          2,061             47       2,140.2
Gain on sale of loans............................            3,120          4,687            108          50.2
Software development and services................            1,062            903             21         (15.0)

Profit on sale of certain premises and equipment.               16            345              8       2,056.3
Other income.....................................              813          2,461             57         202.7
                                                   ----------------------------------------------
Total non-interest income........................       Rs. 13,253     Rs. 36,678        US$ 845         176.8%
                                                   ==============================================

----------
(1) Primarily reflects income from trading in government of India securities and corporate debt securities.

(2) Primarily reflects capital gains/(losses) realized on the sale of securities, including fixed income and equity, venture capital investments and revenues from investment banking subsidiary less other than temporary diminution.

(3) Arises primarily from purchase and sale of foreign exchange on behalf of corporate clients and revaluation of foreign currency assets and liabilities and outstanding forward contracts.

     Non-interest income increased by 176.8% in fiscal 2004 to Rs. 36.7 billion (US$ 845 million), from Rs. 13.3 billion (US$ 305 million) in fiscal 2003 primarily due to an increase in gains from securities transactions, an increase in income from foreign exchange transactions and increase in income from fees, commission and brokerage.

     Fees, commission and brokerage increased 66.5% to Rs. 9.0 billion (US$ 207 million) in fiscal 2004 from Rs. 5.4 billion (US$ 124 million) in fiscal 2003 primarily due to growth in retail banking fee income arising from credit cards and retail liability product income like account servicing charges, and an increase in transaction banking fee income from corporate banking.

     Trading account revenue primarily consisted of income from trading in government of India securities and corporate debt securities. Trading account revenue increased 44.2% to Rs. 4.4 billion (US$ 102 million) during fiscal 2004 compared to Rs. 3.1 billion (US$ 71 million) in fiscal 2003 due to an increase in trading profits on government of India securities and corporate debt securities as a result of the declining interest rate environment.

     The gain on securities transactions increased by Rs. 13.1 billion (US$ 302 million) to Rs. 12.8 billion (US$ 295 million) during fiscal 2004 as compared to a loss of Rs. 322 million (US$ 7 million) in fiscal 2003 primarily due to an increase in net gains realized on securities available for sale to Rs. 13.7 billion (US$ 317 million) from Rs. 1.8 billion (US$ 42 million) in fiscal 2003 as we capitalized on a declining interest rate environment and also realized capital gains on the sale of investments primarily relating to ICICI's project finance portfolio. The 10-year government of India securities rate declined by 105 basis points to 5.16% at year-end fiscal 2004 from 6.21% at year-end fiscal 2003. The benchmark S&P CNX Nifty index of the National Stock Exchange of India almost doubled from 977.0 at April 1, 2003 to 1,771.9 at March 31, 2004.

     This level of trading account revenue and gain on securities transactions is a result of specific market conditions and may not be repeated in future periods.

     Income from foreign exchange transactions increased by Rs. 2.0 billion (US$ 45 million) to Rs. 2.1 billion (US$ 47 million) in fiscal 2004 from Rs. 92 million (US$ 2 million) in fiscal 2003, primarily due to our enhanced focus on this segment.

     In fiscal 2004, gain on the sale of loans (including credit substitutes) increased by 50.2% to Rs. 4.7 billion (US$ 108 million) from Rs. 3.1 billion (US$ 72 million) in fiscal 2003. We view securitization and sell-down of corporate and retail loans as a key element of our business strategy, seeking to leverage our strong origination capabilities to meet the investment requirements of other financial intermediaries that have access to funding but relatively limited origination capabilities.

     Income from software development and services decreased 15.0% to Rs. 903 million (US$ 21 million) in fiscal 2004 from Rs. 1.1 billion (US$ 24 million) in fiscal 2003. Non-interest income also included a gain of Rs. 345 million (US$ 8 million) on the sale of premises and equipment in fiscal 2004 as compared to Rs. 16 million (US$ 368,664) in fiscal 2003. Other income has also increased on account of increase in income from transaction processing services rendered by the ICICI OneSource Limited to Rs. 1.8 billion (US$ 40 million) in fiscal 2004 from Rs. 696 million (US$ 16 million) in fiscal 2003.

     Non-Interest Expense

     The following table sets forth, for the periods indicated, the principal components of non-interest expense.

                                                                    Year ended March 31,
                                                  ----------------------------------------------------------
                                                                                                2004/2003
                                                       2003          2004           2004        % change
                                                  ----------------------------------------------------------
                                                              (in millions, except percentages)
Employee expense:
   Salaries ....................................       Rs. 4,686     Rs. 7,198        US$ 166        53.6%
   Employee benefits ...........................             697         2,778             64       298.6
                                                  --------------------------------------------
Total employee expense  ........................           5,383         9,976            230        85.3
Premises and equipment expense .................           4,784         6,029            139        26.0
Administration and other expense ...............           7,797        10,411            240        33.5
Amortization of goodwill and intangible assets               645           685             16         6.2
                                                  --------------------------------------------
Total non-interest expense  ....................      Rs. 18,609    Rs. 27,101        US$ 624        45.6%
                                                  ============================================

     Non-interest expense increased by 45.6% in fiscal 2004 to Rs. 27.1 billion (US$ 624 million) from Rs. 18.6 billion (US$ 429 million) in fiscal 2003 primarily due to an increase in employee expenses and administration expense.

     Employee expenses increased 85.3% to Rs. 10.0 billion (US$ 230 million) in fiscal 2004 from Rs. 5.4 billion (US$ 124 million) in fiscal 2003, primarily due to increase in the number of employees to 20,169 at year-end fiscal 2004 from 15,179 at year-end fiscal 2003. The increase in employees is commensurate with the growth in our retail business. We had implemented an Early Retirement Option Scheme for 1,495 employees in July 2003. An amount of Rs. 1.9 billion (US$ 44 million) has been expensed (included in employee benefits) on account of the ex-gratia payments under the Early

Retirement Option Scheme, termination benefits and leave encashment in excess of the provisions made (net of tax benefits).

     Premises and equipment expense increased 26.0% to Rs. 6.0 billion (US$ 139 million) in fiscal 2004 from Rs. 4.8 billion (US$ 110 million) in fiscal 2003, primarily due to increased maintenance and depreciation expenses on premises, branches, ATM's, computers and computer software. The number of ATM's increased from 1,675 at year-end fiscal 2003 to 1,790 at year-end fiscal 2004 and the number of branches and extension counters increased from 446 at year-end fiscal 2003 to 469 at year-end fiscal 2004.

     Administrative and other expenses increased 33.5% to Rs. 10.4 billion (US$ 240 million) in fiscal 2004 from Rs. 7.8 billion (US$ 180 million) in fiscal 2003, primarily due to an increase in the retail business expenses and increase in general business volumes.

     Provisions for Loan Losses

     The following table set forth, at the dates indicated, certain information regarding restructured and other impaired loans.

                                                                            At March 31,
                                                    --------------------------------------------------------------
                                                                                                    2004/2003
                                                          2003            2004         2004         % change
                                                    --------------------------------------------------------------
                                                                  (in millions, except percentages)
Gross restructured loans..........................        Rs. 147,391  Rs. 162,398    US$ 3,742            10.2%
Allowance for loan losses on restructured loans...            (24,732)     (40,981)        (944)           65.7
                                                    --------------------------------------------
Net restructured loans............................            122,659      121,417        2,798            (1.0)
                                                    --------------------------------------------
Gross other impaired loans........................             83,156       50,238        1,158           (39.6)
Allowance for loan losses on other impaired loans.            (27,837)     (21,474)        (495)          (22.9)
                                                    --------------------------------------------
Net other impaired loans..........................             55,319       28,764          663           (48.0)
                                                    --------------------------------------------
Gross restructured and other impaired loans.......            230,547      212,636        4,899            (7.8)
Allowance for loan losses(1)......................            (52,569)     (62,455)      (1,439)          (18.8)
                                                    --------------------------------------------
Net restructured and other impaired loans.........            177,978      150,181        3,460           (15.6)
                                                    --------------------------------------------
Gross total loans.................................            684,640      795,287       18,325           16.16
Net total loans...................................            630,421      728,520       16,786            15.6
Gross restructured loans as a percentage of gross
  loans...........................................              21.53%       20.42%
Gross other impaired loans as a percentage of
  gross loans.....................................              12.15         6.32
Net restructured loans as a percentage of net loans             19.45        16.67
Net other impaired loans as a percentage of net
  loans...........................................               8.77         3.95
Allowance for loans losses on restructured loans
  as a percentage of gross restructured loans.....              16.78        25.23
Allowance for loan losses on other impaired loans
  as a percentage of gross other impaired loans...              33.48        42.74
Allowance on loan losses as a percentage of gross
  loans...........................................               7.92         8.40

----------
(1) Does not include provisions on loans not specifically identified as restructured or other impaired loans.

     The following table sets forth, for the periods indicated, certain information regarding provisions for loan losses.

                                                                      Year ended March 31,
                                                 ------------------------------------------------------------
                                                                                                2004/2003
                                                      2003           2004           2004         % change
                                                 ------------------------------------------------------------
                                                              (in millions, except percentages)
Total provisions for the year..................      Rs. 19,649     Rs. 20,055        US$ 462           2.1%
Provision for loans losses as a percentage of
net loans......................................            3.12%          2.75%

     Gross restructured loans increased 10.2% during fiscal 2004 to Rs. 162.4 billion (US$ 3.7 billion) at year-end fiscal 2004, from Rs. 147.4 billion (US$
3.4 billion) at year-end fiscal 2003 primarily due to restructuring of loans to companies in the crude petroleum and refining and telecom industries and reclassification of other impaired loans that were restructured or transferred to an asset reconstruction company during the year, offset, in part, by reclassification of certain loans as unimpaired based on satisfactory performance of the borrower accounts as per the contractual terms of repayment of the loan. Gross other impaired loans decreased 39.6% during fiscal 2004 to Rs. 50.2 billion (US$ 1.2 billion) at year-end fiscal 2004, from Rs. 83.2 billion (US$ 1.9 billion) at year-end fiscal 2003 primarily due to reclassification of other impaired loans that were restructured or transferred to an asset reconstruction company during the year as restructured loans and reclassification of certain loans as unimpaired based on satisfactory performance of the borrower accounts as per the contractual terms of repayment of the loan. As a percentage of net loans, net restructured loans were 16.7% at year-end fiscal 2004 compared to 19.5% at year-end fiscal 2003 and net other impaired loans were 3.9% at year-end fiscal 2004 compared to 8.8% at year-end fiscal 2003. During fiscal 2004, we transferred impaired loans of Rs. 23.0 billion (US$ 530 million) to Asset Reconstruction Company (India) Limited (See "Overview of the Indian Financial Sector - Legislative Framework for Recovery of Debts due to banks" and "Supervision and Regulation - Regulations Relating to Sale of Assets to Asset Reconstruction Companies"), of which Rs. 2.0 billion (US$ 46 million) was recognized as a sale in our US GAAP financial statements and Rs. 21.0 billion (US$ 484 million) is included in our restructured loans.

     Provisions for loan losses for fiscal 2004 increased 2.1% to Rs. 20.1 billion (US$ 462 million) from Rs. 19.6 billion (US$ 453 million) in fiscal 2003. The coverage ratio on gross restructured loans increased to 25.2% at year-end fiscal 2004 from 16.8% at year-end fiscal 2003. The coverage ratio on other impaired loans increased to 42.7% at year-end fiscal 2004 from 33.5% at year-end fiscal 2003.

     We identify a loan as impaired when it is probable that we will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. Until year-end fiscal 2003, a loan was considered to be impaired if interest or principal was overdue for more than 180 days. From fiscal 2004, an asset is classified as impaired when principal or interest has remained overdue for more than 90 days except in case of certain categories of agricultural loans where an extended period of 180 days, linked to agricultural production cycle is used. In addition, delays or shortfalls in loan repayments are evaluated along with other factors to determine if a loan should be placed on non-accrual status. Generally, loans with delinquencies below 90 days are placed on non-accrual status only if specific conditions indicate that impairment is probable. The decision to place a loan on non-accrual status is also based on an evaluation of the borrower's financial condition, collateral, liquidation value, and other factors that affect the borrower's ability to repay the loan in accordance with the contractual terms. Generally, on placement of the loan on non-accrual status, interest accrued and uncollected on the loan in the current fiscal year is reversed from income, and interest accrued and uncollected from the prior year is charged off against the allowance for loan losses. Thereafter, interest on non-accrual loans is recognized as interest income only to the extent of cash received and future collection of principal is not in doubt. When borrowers demonstrate over an extended period the ability to repay a loan in accordance with the contractual terms of a loan, which we had classified as non-accrual, the loan is returned to accrual status.

     We classify a loan as a troubled debt restructuring where we have made concessionary modifications, that we would not otherwise consider, to the contractual terms of the loan to a borrower experiencing financial difficulties. Such loans are placed on a non-accrual status. For these loans, cash receipts are normally applied to principal and interest in accordance with the terms of the restructured loan agreement. With respect to restructured loans, performance prior to the restructuring or significant events that coincide with the restructuring are evaluated in assessing whether the borrower can meet the rescheduled terms and may result in the loan being returned to accrual status after a performance period.

     Consumer loans are generally identified as impaired when principal or interest has remained overdue for more than 90 days. Consumer loans when identified as impaired are placed on non-accrual status.

     The value of impaired loans is measured as the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price, or the fair value of the collateral if the recovery of the loan is solely collateral dependent. If the value of the impaired loan is less than the recorded investment in the loan, we recognize this impairment by creating a valuation allowance with a corresponding charge to the provision for loan losses.

     We conduct a comprehensive analysis of our loan portfolio on a periodic basis. The analysis considers both qualitative and quantitative criteria including, among others, the account conduct, future prospects, repayment history and financial performance amongst others. For restructured and other impaired loans in excess of Rs. 100 million (US$ 2 million), which were 81.5% of the gross impaired loan portfolio at year-end fiscal 2004, we follow a detailed process for each loan to determine the allowance for loan losses to be provided. For the balance of smaller loans in the restructured and other impaired loan portfolio, we follow the classification detailed under "Business--Impaired Loans--Allowance for Loan Losses" for determining the allowance for loan losses. Our impaired loan portfolio is composed largely of project finance and other term loans where we have a security interest and first lien on all the fixed assets and a second lien on all the current assets of the borrower. ICICI typically lent between 60.0% and 80.0% of the appraised value of collateral. Hence, all of ICICI's loans have historically been sufficiently over-collateralized so that once collateral was realized, ICICI typically recovered the full principal along with a small portion of interest claims. However, recoveries may be subject to delays of up to several years, due to the long legal collection process in India. As a result, we make an allowance for loans based on the time value of money or the present value of expected realizations of collateral, which takes into account the delay we would experience before recovering its principal. The time to recovery, expected future cash flows and realizable value for collateral are periodically reviewed in estimating the allowance.

     We believe that the process for ascertaining allowance for loan losses described above adequately captures the expected losses on our entire loan portfolio.

     Income Tax Expense

     Income tax expense amounted to Rs. 1.6 billion (US$ 38 million) in fiscal 2004 compared to income tax benefit of Rs. 3.1 billion (US$ 71 million) in fiscal 2003. The effective rate of tax expense was 23.9% in fiscal 2004 compared to effective rate of tax benefit of 27.7% in fiscal 2003. The effective tax rate of 23.9% in fiscal 2004 was lower compared to statutory tax rate of 35.9% primarily due to exempt interest and dividend income and the charging of certain income at rates other than statutory tax rate. See Note 29 of our consolidated financial statements for a further discussion on income tax.

     Financial Condition

         Assets

     The following table sets forth, at the dates indicated, the principal components of assets.

                                                                           At March 31,
                                                 -----------------------------------------------------------------
                                                                                                     2004/2003
                                                      2003            2004             2004           % change
                                                 -----------------------------------------------------------------
                                                                (in millions, except percentages)
Cash and cash equivalents......................       Rs. 72,453      Rs. 98,985        US$ 2,281          36.6%
Trading account assets(1) .....................           39,634          75,155            1,732          89.6
Securities, excluding venture capital
  investments(2) ..............................          276,917         305,226            7,033          10.2
Venture capital investments ...................            3,704           5,142              118          38.8
Investments in affiliates .....................            2,615           3,619               83          38.4

                                                                           At March 31,
                                                 -----------------------------------------------------------------
                                                                                                     2004/2003
                                                      2003            2004             2004           % change
                                                 -----------------------------------------------------------------
                                                                (in millions, except percentages)
Loans, net:
   Rupee ......................................          594,955         705,685           16,259          18.6
   Foreign currency ...........................           89,685          89,602            2,065          (0.1)
   Less: Allowances ...........................          (54,219)        (66,767)          (1,538)         23.1
                                                 -------------------------------------------------
Total loans, net ..............................          630,421         728,520           16,786          15.6
Acceptances ...................................           43,252          65,142            1,501          50.6
Property and equipment ........................           21,215          23,183              534           9.3
Other assets ..................................           90,052         104,159            2,400          15.7
                                                 -------------------------------------------------
Total assets ..................................    Rs. 1,180,263   Rs. 1,409,131       US$ 32,468          19.4%
                                                 =================================================

----------
(1) Primarily includes government of India securities and corporate debt securities.

(2) Primarily includes government of India securities and to a much smaller extent, corporate debt securities and equity securities.

     Our total assets increased 19.4% to Rs. 1,409.1 billion (US$ 32.5 billion) at year-end fiscal 2004 compared to Rs. 1,180.3 billion (US$ 27.2 billion) at year-end fiscal 2003, primarily due to an increase in loans, trading account assets and investments.

     Our net loans increased 15.6% to Rs. 728.5 billion (US$ 16.8 billion) at year-end fiscal 2004 compared to Rs. 630.4 billion (US$ 14.5 billion) at year-end fiscal 2003, reflecting a 18.6% increase in gross rupee loans, a 0.1% decrease in gross foreign currency loans and a 23.1% increase in allowance for loan losses. Gross consumer loans and credit card receivables increased 65.7% to Rs. 311.9 billion (US$ 7.2 billion) at year-end fiscal 2004 from Rs. 188.3 billion (US$ 4.3 billion) at year-end fiscal 2003 in accordance with our strategy to grow our retail asset portfolio.

     Securities, excluding venture capital investment increased 10.2% to Rs.
305.2 billion (US$ 7.0 billion) at year-end fiscal 2004 from Rs. 276.9 billion (US$ 6.4 billion) at year-end fiscal 2003 primarily due to investments in government securities for meeting the statutory liquidity ratio requirement.

     Cash, cash equivalents and trading account assets increased 55.4% to Rs.
174.1 billion (US$ 4.0 billion) at year-end fiscal 2004 from Rs. 112.1 billion (US$ 2.6 billion) at year-end fiscal 2003 primarily due to an increase in reverse repurchase transactions by Rs. 29.6 billion (US$ 681 million) from Rs.
5.4 billion (US$ 124 million) at year-end fiscal 2003 to Rs. 35.0 billion (US$ 806 million) at year-end fiscal 2004. Under the reverse repurchase transactions, securities were purchased under agreements to resell after a specified time. Such securities qualified as approved securities for statutory liquidity ratio requirements, and were of short maturity, carrying lower risk while yielding higher returns as compared to other short-term money market instruments. These transactions were typically used for liquidity management.

     Investment in affiliates increased to Rs. 3.6 billion (US$ 83 million) at year-end fiscal 2004 from Rs. 2.6 billion (US$ 60 million) at year-end fiscal 2003 due to additional investment in ICICI Prudential Life Insurance Company Limited. Acceptances increased 50.6% to Rs. 65.1 billion (US$ 1.5 billion) at year-end fiscal 2004 from Rs. 43.3 billion (US$ 997 million) at year-end fiscal 2003 reflecting our focus on increasing revenues from non-fund based businesses. Property and equipment increased to Rs. 23.2 billion (US$ 534 million) at year-end fiscal 2004 from Rs. 21.2 billion (US$ 489 million) at year-end fiscal 2003.

     Other assets increased 15.7% to Rs. 104.2 billion (US$ 2.4 billion) at year-end fiscal 2004 from Rs. 90.1 billion (US$ 2.1 billion) at year-end fiscal 2003. At year-end fiscal 2004, other assets included advance tax of Rs. 33.5 billion (US$ 772 million), deferred tax asset of Rs. 7.9 billion (US$ 183 million), intangible assets of Rs. 4.5 billion (US$ 104 million) and Rs. 4.8 billion (US$ 111 million) of assets held for sale, which were primarily acquired through foreclosure of loans.

         Liabilities and Stockholders' Equity

     The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders' equity.

                                                                           At March 31,
                                                 -----------------------------------------------------------------
                                                                                                   2004/2003 %
                                                      2003            2004            2004           change
                                                 -----------------------------------------------------------------
                                                                (in millions, except percentages)
Deposits ....................................        Rs. 491,290     Rs. 684,955     US$ 15,782            39.4%
Trading account liabilities..................             26,086          26,079            601            (0.0)
Short-term borrowings .......................             42,095          57,364          1,322            36.3
Acceptances .................................             43,252          65,142          1,501            50.6
Long-term debt:

Rupee .......................................            350,633         311,668          7,181           (11.1)

Foreign currency ............................             50,179          61,781          1,424            23.1
                                                 -----------------------------------------------
Total long-term debt ........................            400,812         373,449          8,605            (6.8)
Other liabilities ...........................             66,658          85,443          1,969            28.2
Taxes and dividends payable .................             16,880          20,180            465            19.5
Redeemable preferred stock(1)................                853             944             22            10.7
                                                 -----------------------------------------------
Total liabilities ...........................          1,087,926       1,313,556         30,266            20.7
Minority interest ...........................                124           1,050             24           746.8
Stockholders' equity ........................             92,213          94,525          2,178             2.5
                                                 -----------------------------------------------
Total liabilities and stockholders' equity...      Rs. 1,180,263   Rs. 1,409,131     US$ 32,468            19.4%
                                                 ===============================================

----------
(1) In line with the existing regulatory requirements in India, preferred stock issued by ICICI needed to be compulsorily redeemed within a specified time period. Accordingly, all series of preferred stock issued by ICICI were redeemable in accordance with the terms of the issue.

     Deposits increased by 39.4% to Rs. 685.0 billion (US$ 15.8 billion) at year-end fiscal 2004 from Rs. 491.3 billion (US$ 11.3 million) at year-end fiscal 2003. This significant growth in deposits was primarily achieved through increased focus on retail and corporate customers by offering a wide range of products designed to meet varied individual and corporate needs and leveraging on our network of branches, extension counters and ATMs. Our long-term debt decreased 6.8% to Rs. 373.5 billion (US$ 8.6 billion) at year-end fiscal 2004 from Rs. 400.8 billion (US$ 9.2 billion) at year-end fiscal 2003 on account of 11.1% decrease in long-term rupee debt and 23.1% increase in long-term foreign currency debt. Our short-term borrowings increased 36.3% to Rs. 57.4 billion (US$ 1.3 billion) at year-end fiscal 2004 compared to Rs. 42.1 billion (US$ 970 million) at year-end fiscal 2003. Trading account liabilities decreased marginally by Rs. 7 million (US$ 161,290) at year-end fiscal 2004 compared to year-end fiscal 2003. Taxes and dividends payable increased 19.5% to Rs. 20.2 billion (US$ 465 million) at year-end fiscal 2004 from Rs. 16.9 billion (US$ 389 million) at year-end fiscal 2003. The carrying amount of redeemable preferred stock increased to Rs. 944 million (US$ 22 million) at year-end fiscal 2004 from Rs 853 million (US$ 19.7 million) at year-end fiscal 2003. Minority interest increased to Rs. 1.1 billion (US$ 24 million) at year-end fiscal 2004 from Rs. 124 million (US$ 3 million) at year-end fiscal 2003. Stockholders' equity increased 2.5% at year-end fiscal 2004 to Rs. 94.5 billion (US$ 2.2 billion) from Rs. 92.2 billion (US$ 2.1 billion) at year-end fiscal 2003.

Fiscal 2003 to Fiscal 2002

     Summary

     Loss (before cumulative effect of accounting changes, net of tax) amounted to Rs. 8.0 billion (US$ 184 million) in fiscal 2003 compared to income (before cumulative effect of accounting changes, net of tax) of Rs. 282 million (US$ 7 million) in fiscal 2002 primarily due to 101.6% increase in provisions for loan losses to Rs. 19.6 billion (US$ 452 million) in fiscal 2003 from Rs. 9.7 billion (US$ 224 million) in fiscal 2002. Increases in net interest income and non-interest income were offset by the increase in non-interest expenses. After considering the cumulative effect of accounting changes, net loss amounted to Rs. 8.0 billion (US$ 184 million) in fiscal 2003 compared to net income of Rs. 1.5 billion (US$ 36 million) in fiscal 2002. We made a loss on average assets of 0.7% for fiscal 2003 compared to net income on average assets of 0.2% for fiscal 2002 and loss on average stockholders' equity of 8.5% for fiscal 2003 compared to net income on average stockholders' equity of 2.1% for fiscal 2002.

     o Net interest income (excluding dividends) before provisions for loan losses increased 59.8% to Rs. 14.5 billion (US$ 334 million) in fiscal 2003 from Rs. 9.1 billion (US$ 209 million) in fiscal 2002, reflecting an increase of 44.2% in the average volume of interest-earning assets and increase of 45 basis points in the spread.

     o Non-interest income increased by 62.7% in fiscal 2003 to Rs. 13.3 billion (US$ 305 million), from Rs. 8.1 billion (US$ 188 million) in fiscal 2002, primarily due to a decrease in loss from securities transactions by Rs. 3.3 billion (US$ 75 million), increase in gains on sale of loans by Rs. 1.1 billion (US$ 26 million) and increase in income from fees, commission and brokerage by Rs. 694 million (US$ 16 million).

     o Non-interest expense increased 145.0% in fiscal 2003 to Rs. 18.6 billion (US$ 429 million) from Rs. 7.6 billion (US$ 175 million) in fiscal 2002 primarily due to amalgamation and an increase in employee expenses and other administrative costs.

     o Provisions for loan losses increased to Rs. 19.6 billion (US$ 453 million) during fiscal 2003 from Rs. 9.7 billion (US$ 224 million) in fiscal 2002

     o Gross restructured loans increased 55.0% to Rs. 147.4 billion (US$ 3.4 billion) at year-end fiscal 2003 from Rs. 95.1 billion (US$ 2.2 billion) at year-end fiscal 2002. Gross other impaired loans increased 63.8% to Rs.83.2 billion (US$ 1.9 billion) at year-end fiscal 2003 from Rs. 50.7 billion (US$ 1.2 billion) at year-end fiscal 2002

     o Total assets increased by 58.8% to Rs. 1,180.3 billion (US$ 27.2 billion) at year-end fiscal 2003 from Rs. 743.4 billion (US$ 17.1 billion) at year-end fiscal 2002 primarily due to an increase in securities and loans as the result of amalgamation.

     Net Interest Income

     The following table sets forth, for the periods indicated, the principal components of net interest income, excluding income from dividends.

                                                                  Year ended March 31,
                                               ------------------------------------------------------------
                                                                                              2003/2002
                                                    2002           2003           2003         % change
                                               ------------------------------------------------------------
                                                            (in million, except percentages)
Interest income ...........................        Rs. 78,600     Rs. 97,714      US$ 2,251          24.3%
Interest expense ..........................           (69,520)       (83,208)        (1,917)         19.7
                                               ------------------------------------------------------------
Net interest income, excluding income from
  dividends ...............................         Rs. 9,080     Rs. 14,506       US$  334          59.7%
                                               ============================================================

     Net interest income increased 59.7% in fiscal 2003 compared to fiscal 2002 reflecting mainly the following:

     o an increase of Rs. 282.7 billion (US$ 6.5 billion) or 50.3% in the average volume of interest-earning rupee assets;

     o an increase of Rs. 688 million (US$ 16 million) or 0.9% in the average volume of interest-earning foreign currency assets;

     o an increase in rupee spread to 1.2% in fiscal 2003 from 0.7% in fiscal 2002; and

     o an increase in foreign currency spread to 1.8% in fiscal 2003 from 0.8% in fiscal 2002.

     The average volume of interest-earning rupee assets increased by Rs. 282.7 billion (US$ 6.5 billion) during fiscal 2003 primarily due to the increase in investment in government securities by Rs. 228.1 billion (US$ 5.3 billion) as we were required to maintain statutory liquidity ratio on ICICI's liabilities, which were not subject to this requirement prior to the amalgamation.

     ICICI Bank's average volume of loans was Rs. 85.4 billion (US$ 1.9 billion) in fiscal 2002. Subsequent to the amalgamation, our average volume of loans increased in fiscal 2003 to Rs. 606.5 billion (US$ 14.0 billion). The average volume of rupee loans increased by Rs. 20.7 billion (US$ 477 million) or 4.0% to Rs. 541.9 billion (US$ 12.5 billion) in fiscal 2003 from Rs. 521.2 billion (US$
12.0 billion) in fiscal 2002. This increase in average loans was primarily due to the addition of ICICI Bank's loans, subsequent to amalgamation, and increased disbursements of retail finance loans, offset by securitization of loans and repayments of existing loans. The average volume of foreign currency loans decreased 8.0% to Rs. 64.6 billion (US$ 1.5 billion) in fiscal 2003 from Rs.
70.2 billion (US$ 1.6 billion) in fiscal 2002.

     ICICI Bank's gross loans outstanding were Rs. 75.7 billion (US$ 1.7 billion) at year-end fiscal 2002. Subsequent to the amalgamation, our gross loans increased 22.2% in fiscal 2003 to Rs. 684.6 billion (US$ 15.8 billion) from ICICI's gross loans of Rs. 560.2 billion (US$ 12.9 billion) at year-end fiscal 2002. Gross rupee loans at year-end fiscal 2003 increased 21.3% to Rs.
592.2 billion (US$ 13.6 billion) compared to Rs. 488.0 billion (US$ 11.2 billion) at year-end fiscal 2002 and gross foreign currency loans increased by 28.0% to Rs. 92.4 billion (US$ 2.1 billion) compared to Rs. 72.7 billion (US$
1.7 billion) at year-end fiscal 2002. Gross consumer loans and credit card receivables at year-end fiscal 2003 increased 158.6% to Rs. 188.3 billion (US$
4.3 billion) from Rs. 72.8 billion (US$ 1.7 billion) at year-end fiscal 2002. Our project finance and working capital finance loans decreased 0.8% to Rs.
462.3 billion (US$ 10.7 billion) at year-end fiscal 2003 compared to Rs. 458.6 billion (US$ 10.6 billion) at year-end fiscal 2002.

     ICICI Bank's average volume of cash, cash equivalents and trading account assets was Rs. 48.9 billion (US$ 1.1 billion) in fiscal 2002. The average volume of cash, cash equivalents and trading account assets increased by 94.4% in fiscal 2003 to Rs. 73.9 billion (US$ 1.7 billion) from Rs. 38.0 billion (US$ 876 million) in fiscal 2002 primarily due to the impact of amalgamation and requirement of cash reserve ratio on ICICI's liabilities effective April 2002. At year-end fiscal 2002, cash, cash equivalents and trading account assets of ICICI were Rs. 83.9 billion (US$ 1.9 billion) and of ICICI Bank were Rs. 115.4 billion (US$ 2.7 billion). ICICI and ICICI Bank were maintaining a large amount of cash and liquid balances at year-end fiscal 2002 to meet the statutory reserve requirements on ICICI's liabilities. Cash, cash equivalents and trading account assets increased by 33.7% to Rs. 112.1 billion (US$ 2.6 billion) at year-end fiscal 2003 from Rs. 83.9 billion (US$ 1.9 billion) at year-end fiscal 2002, reflecting the addition of ICICI Bank's cash, cash equivalents and trading assets offset, in part, by utilization of the cash and liquid balances existing at the beginning of fiscal 2003 for investment in government securities to meet statutory liquidity ratio requirement.

     The yield on interest-earning rupee assets decreased 192 basis points to 11.1% in fiscal 2003 from 13.0% in fiscal 2002 primarily due to the significant increase in proportion of securities acquired to meet the statutory liquidity ratio requirement on ICICI's liabilities. Securities, which earned a yield of 6.8% in fiscal 2003 increased to 26.4% as a proportion of average interest-earning assets from 1.8% in fiscal 2002. The yield on loans declined due to non-accrual of income on loans recognized as impaired during the year and reduction in rates of interest on restructured loans, as well as a general decline in interest rates in the economy. The non-accrual of income on impaired loans was partly offset by interest income of Rs. 2.4 billion (US$ 55 million) which was recognized on impaired loans on a cash basis in fiscal 2003 compared to Rs. 3.3 billion (US$ 76 million) in fiscal 2002. ICICI Bank's average volume of deposits was Rs. 194.8 billion (US$ 4.5 billion) in fiscal 2002 with an average cost of 7.0%, and ICICI Bank's deposits at year-end fiscal 2002 were Rs.
325.2 billion (US$ 7.5 billion). These existing deposits along with new deposits raised during the year, being at a cost lower than ICICI's borrowings, reduced our cost of liabilities. The average cost of rupee liabilities decreased 244 basis points to 9.8% in fiscal 2003 from 12.3% in fiscal 2002 primarily due to acquisition of low interest-bearing deposits of ICICI Bank subsequent to amalgamation, increase in deposits and repayment of higher cost rupee liabilities of ICICI in fiscal 2003 and a general decline in interest rates in fiscal 2003. Average deposits, with a cost of 7.3% in fiscal 2003, constituted 39.6% of total average interest-bearing liabilities compared to 1.1% of the total average interest-bearing liabilities with an average cost of 11.2% in fiscal 2002. While the average cost of long-term rupee debt decreased to 11.7% from 12.8%, the average cost of short-term rupee borrowings increased to 9.9% in fiscal 2003 from 8.8% in fiscal 2002. As the decline in average cost was higher that the decline in yield, it resulted in an increase in rupee spread by 52 basis points to 1.2% in fiscal 2003 from 0.7% in fiscal 2002.

     Our foreign currency loans are primarily floating rate US dollar LIBOR-linked loans. The yield on the company's interest-earning foreign currency assets decreased 175 basis points to 5.4% in fiscal 2003 from 7.2% in fiscal 2002, principally due to a decrease in LIBOR during fiscal 2003. The average cost of foreign currency liabilities decreased 275 basis points to 3.6% in fiscal 2003 from 6.3% in fiscal 2002. The foreign currency spread increased 100 basis points to 1.8% in fiscal 2003 from 0.8% in fiscal 2002.

     The spread increased by 45 basis points to 1.4% in fiscal 2003 from 0.9% in fiscal 2002 as rupee spread increased by 52 basis points and foreign currency spread increased by 100 basis points. As a result of the 2.1% decline in the cost of funds, offset, in part by a 1.7% decline in the yield on average-earning assets, net interest margin increased to 1.57% for fiscal 2003 from 1.42% for fiscal 2002.

     Non-Interest Income

     The following table sets forth, for the periods indicated, the principal components of non-interest income.

                                                                      Year ended March 31,
                                                 ----------------------------------------------------------------
                                                                                                    2003/2002
                                                      2002            2003            2003          % change
                                                 ----------------------------------------------------------------
                                                                (in million, except percentages)
Fees, commission and brokerage...............          Rs. 4,703       Rs. 5,397        US$ 124            14.8%
Trading account revenue (1)..................              2,442           3,075             71            25.9
Securities transactions (2)..................             (3,572)           (322)            (7)          (91.0)
                                                                                                           17.9
Foreign exchange transactions (3)............                 78              92              2
Gain on sale of loans........................              1,979           3,120             72            57.7
Software development and services............              1,493           1,062             24           (28.9)
Gain on sale of stock in other subsidiaries and                                                          (100.0)
   affiliates................................                165               -              -
Profit on sale of certain premises and equipment              29              16            0.4           (44.8)
Other income.................................                831             813             19            (2.2)
                                                 ------------------------------------------------
Total non-interest income....................          Rs. 8,148      Rs. 13,253        US$ 305            62.7%
                                                 ================================================

---------
(1) Primarily reflects income from trading in government of India securities and corporate debt securities.

(2) Primarily reflects capital gains/(losses) realized on the sale of securities, including fixed income and equity, venture capital investments and revenues from investment banking subsidiary less other than temporary diminution.

(3) Arises primarily from purchase and sale of foreign exchange on behalf of corporate clients and revaluation of foreign currency assets and liabilities and outstanding forward contracts.

     Non-interest income increased by 62.7% in fiscal 2003 to Rs. 13.3 billion (US$ 305 million) from Rs. 8.1 billion (US$ 188 million) in fiscal 2002 primarily due to a decrease in loss from securities transactions, increase in fee income, commission and brokerage and gains on sale of loans and credit substitutes.

     Fees, commission and brokerage increased 14.8% to Rs. 5.4 billion (US$ 124 million) in fiscal 2003 from Rs. 4.7 billion (US$ 108 million) in fiscal 2002 primarily due to the amalgamation and increase in retail fees and corporate transaction banking fees which offset the decrease in fees from project appraisal and related activities. ICICI Bank's fees, commission and brokerage was Rs. 1.7 billion (US$ 39 million) in fiscal 2002.

     Trading account revenue primarily consisted of income from trading in government of India securities and corporate debt securities. Trading account revenue increased 25.9% to Rs. 3.1 billion (US$ 71 million) during fiscal 2003 compared to fiscal 2002 as we capitalized on the market opportunities in a declining interest rate environment.

     The loss from securities transactions reduced to Rs. 322 million (US$ 7 million) during fiscal 2003 as compared to Rs. 3.6 billion (US$ 82 million) primarily due to increase in net gains realized on securities available for sale to Rs. 1.8 billion (US$ 42 million) in fiscal 2003 from Rs. 1.2 billion (US$ 28 million) in fiscal 2002, as we capitalized on a declining interest rate environment and a decrease in the amount of other than temporary diminution in securities. In fiscal 2003, as part of our ongoing evaluation of the securities portfolio, we recorded an impairment charge of Rs. 2.1 billion (US$ 48 million) compared to Rs. 3.5 billion (US$ 81 million) in fiscal 2002 for an other than temporary decline in the value of securities available for sale and non-readily marketable equity securities.

     Income from foreign exchange transactions arose primarily from purchase and sale of foreign exchange on behalf of corporate clients, revaluation of foreign currency assets and liabilities and outstanding forward contracts. Income from foreign exchange transactions was Rs. 92 million (US$ 2 million) in fiscal 2003 compared to Rs. 78 million (US$ 2 million) in fiscal 2002.

     During fiscal 2002, ICICI securitized and sold down a part of its corporate loan portfolio, primarily with the objective of complying with regulatory reserve requirements on its liabilities following amalgamation with ICICI Bank. This helped in the development of a market for securitized debt in India. We earned a profit of Rs. 3.1 billion (US$ 72 million) on securitization/sale of loans and credit substitutes in fiscal 2003 compared to Rs. 2.0 billion (US$ 46 million) in fiscal 2002.

     Income from software development and services decreased 28.9% to Rs. 1.1 billion (US$ 25 million) in fiscal 2003 from Rs. 1.5 billion (US$ 34 million) in fiscal 2002 primarily due to decline in software revenues from ICICI Infotech and ICICI Infotech Inc., US, on account of a decline in billing rates in both the offshore and onsite businesses combined with a decline in business volumes from the US market.

     Non-interest income also included a gain of Rs. 16 million (US$ 368,664) on the sale of certain premises and equipment in fiscal 2003 compared to Rs. 29 million (US$ 668,203) in fiscal 2002. Other income primarily included rental income for fiscal 2003 & fiscal 2002.

     Non-Interest Expense

     The following table sets forth, for the periods indicated, the principal components of non-interest expense.

                                                                    Year ended March 31,
                                                 -----------------------------------------------------------
                                                                                               2003/2002
                                                      2002           2003          2003         % change
                                                 -----------------------------------------------------------
                                                             (in millions, except percentages)
Employee expense:
   Salaries .................................         Rs. 2,526      Rs. 4,686   US$     108          85.5%
   Employee benefits ........................               454            697            16          53.5
                                                 -----------------------------------------------------------
Total employee expense  .....................             2,980          5,383           124          80.6
Premises and equipment expense ..............             2,102          4,784           110         127.6
Administration and other expense ............             2,514          7,797           180         210.1
Amortization of goodwill and intangible assets                -            645            15             -
                                                 -----------------------------------------------------------
Total non-interest expense  .................         Rs. 7,596     Rs. 18,609    US$    429         145.0%
                                                 ===========================================================

     Non-interest expense increased 145.0% in fiscal 2003 to Rs. 18.6 billion (US$ 429 million) from Rs. 7.6 billion (US$ 175 million) in fiscal 2002 primarily due to an increase in employee expenses and administration expense as a result of the amalgamation, and growth in retail products and services.

     Employee expenses increased 80.6% to Rs. 5.4 billion (US$ 124 million) in fiscal 2003 from Rs. 3.0 billion (US$ 69 million) in fiscal 2002 primarily due to addition of 4,820 employees of ICICI Bank who joined subsequent to amalgamation, new employees hired during the year and an increase in salary levels. ICICI Bank's employee expenses were Rs. 1.5 billion (US$ 35 million) in fiscal 2002. At year-end fiscal 2003, our employees had increased by 199.8% to 15,179 employees compared to ICICI's 5,063 employees at year-end fiscal 2002, primarily due to the addition of employees of ICICI Bank and an increase in employees of ICICI OneSource and ICICI Home Finance, which have grown their business and distribution capabilities.

     Premises and equipment expense increased 127.6% to Rs. 4.8 billion (US$ 110 million) in fiscal 2003 from Rs. 2.1 billion (US$ 48 million) in fiscal 2002, primarily due to the impact of amalgamation, increased technology expenses, maintenance and depreciation expenses for ICICI centers, computers and computer software. ICICI Bank's premises and equipment expense was Rs. 2.2 billion (US$ 51 million) in fiscal 2002. The number of ATM's increased from 1,000 at year-end fiscal 2002 to 1,675 at year-end fiscal 2003 and the number of branches and extension counters increased from 403 at year-end fiscal 2002 to 446 at year-end fiscal 2003.

     Administrative and other expenses increased 210.1% to Rs. 7.8 billion (US$ 180 million) in fiscal 2003 from Rs. 2.5 billion (US$ 58 million) in fiscal 2002, primarily due to the impact of amalgamation, an increase in the retail business expenses and increase in general business volumes. ICICI Bank's administrative and other expenses were Rs. 2.2 billion (US$ 51 million) in fiscal 2002.

     Provisions for Loan Losses

     The following table set forth, at the dates indicated, certain information regarding restructured and other impaired loans.

                                                                               At March 31,
                                                          --------------------------------------------------------
                                                                                                      2003/2002
                                                              2002          2003                      % change
                                                          --------------------------------------------------------
                                                                     (in millions, except percentages)
Gross restructured loans...............................      Rs. 95,088   Rs. 147,391     US$ 3,396         55.0%
Allowance for loan losses on restructured loans........         (17,722)      (24,732)         (570)        39.6
                                                          ------------------------------------------
Net restructured loans.................................          77,366       122,659         2,826         58.5
                                                          ------------------------------------------
Gross other impaired loans.............................          50,754        83,156         1,916         63.8
Allowance for loan losses on other impaired loans......         (17,567)      (27,837)         (641)        58.5
                                                          ------------------------------------------
Net other impaired loans...............................          33,187        55,319         1,275         66.7
                                                          ------------------------------------------
Gross restructured and other impaired loans............         145,842       230,547         5,312         58.1
Allowance for loan losses(1)...........................        (35,289)      (52,569)        (1,212)        49.0
                                                          ------------------------------------------
Net restructured and other impaired loans..............         110,553       177,978         4,100         61.0
                                                          ------------------------------------------
Gross total loans......................................         560,248       684,640        15,775         22.2
Net total loans........................................         523,601       630,421        14,526         20.4
Gross restructured loans as a percentage of gross
  loans................................................           16.97%        21.53%
Gross other impaired loans as a percentage of gross
  loans................................................            9.06         12.15
Net restructured loans as a percentage of net loans....           14.78         19.46
Net other impaired loans as a percentage of net loans..            6.34          8.77
Allowance for loans losses on restructured loans as a
  percentage of gross restructured loans...............           18.64         16.78
Allowance for loan losses on other impaired loans as a
  percentage of gross other impaired loans.............           34.61         33.48
Allowance on loan losses as a percentage of gross loans            6.54          7.92

---------

(1) Does not include provisions on loans not specifically identified as restructured or other impaired loans.

     The following table sets forth, for the periods indicated, certain information regarding provisions for loan losses.

                                                                         Year ended March 31,
                                                        -------------------------------------------------------
                                                                                                2003/2002
                                                           2002       2003         2003          % change
                                                        -------------------------------------------------------
                                                                  (in millions, except percentages)
Total provisions charged for the year...............     Rs. 9,743  Rs. 19,649      US$ 453             101.7%
Provision for loans losses as a percentage of
  net loans.........................................          1.86%       3.12%

     Gross restructured loans increased 55.0% to Rs. 147.4 billion (US$ 3.4 billion) at year-end fiscal 2003 from Rs. 95.1 billion (US$ 2.2 billion) at year-end fiscal 2002, primarily due to an increase in restructuring of loans to companies in the iron and steel, cement and electronics industries. Gross other impaired loans increased 63.8% to Rs.83.2 billion (US$ 1.9 billion) at year-end fiscal 2003 from Rs. 50.7 billion (US$ 1.2 billion) at year-end fiscal 2002, primarily due to an increase in other impaired loans in respect of borrowers in the power, metal products and fertilizer and pesticides industries. As a percentage of net loans, net restructured loans were 19.5% at year-end fiscal 2003 compared to 14.8% at year-end fiscal 2002 and net other impaired loans were 8.8% at year-end fiscal 2003 compared to 6.3% in year-end fiscal 2002.

     Provisions for loan losses increased to Rs. 19.6 billion (US$ 453 million) during fiscal 2003 from Rs. 9.7 billion (US$ 224 million) in fiscal 2002 primarily due to an increase in gross restructured and other impaired loans by Rs. 84.7 billion (US$ 1.9 billion) in fiscal 2003 compared to Rs. 60.4 billion (US$ 1.4 billion) in fiscal 2002. Provisions for loan losses as a percentage of net loans increased to 3.1% in fiscal 2003 from 1.9% in fiscal 2002. The coverage ratio on gross restructured loans decreased to 16.8% at year-end fiscal 2003 from 18.6% at year-end fiscal 2002. The coverage ratio on other impaired loans decreased to 33.5% at year-end fiscal 2003 from 34.6% at year-end fiscal 2002.

     Income Tax Expense

     Income tax benefit amounted to Rs. 3.1 billion (US$ 71 million) in fiscal 2003 compared to income tax expense of Rs. 251 million (US$ 6 million) in fiscal 2002. The effective rate of tax benefit was 27.7% in fiscal 2003 compared to effective rate of tax expense of 47.1% in fiscal 2002. The effective tax benefit of 27.7% in fiscal 2003 was primarily due to exempt interest and dividend income and the charging of certain income at rates other than statutory tax rate, partly offset by the disallowance of certain expenses for tax purposes.

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

                                                                          At March 31,
                                               -------------------------------------------------------------------
                                                                                                    2003/2002
                                                     2002            2003             2003           % change
                                               -------------------------------------------------------------------
                                                               (in millions, except percentages)
Cash and cash equivalents...................         Rs. 41,476      Rs. 72,453        US$ 1,669            74.7%
Trading account assets (1) .................             42,376          39,634              913          (6.5)

                                                                          At March 31,
                                               -------------------------------------------------------------------
                                                                                                    2003/2002
                                                     2002            2003             2003           % change
                                               -------------------------------------------------------------------
                                                               (in millions, except percentages)
Securities, excluding venture capital
   investments (2) .........................             56,125         276,917            6,381          393.4
Venture capital investments ................              3,921           3,704               85           (5.5)
Investments in affiliates ..................             10,086           2,615               60          (74.1)
Loans, net:
   Rupee ...................................            487,598         594,955           13,709           22.0
   Foreign currency ........................             72,650          89,685            2,066           23.4
   Less: Allowances ........................            (36,647)        (54,219)          (1,249)          47.9
                                               --------------------------------------------------
Total loans, net ...........................            523,601         630,421           14,526           20.4
Acceptances ................................              4,783          43,252              997          804.3
Property and equipment .....................             12,577          21,215              489           68.7
Other assets ...............................             48,417          90,052            2,075           86.0
                                               --------------------------------------------------
Total assets ...............................        Rs. 743,362   Rs. 1,180,263       US$ 27,195           58.8%
                                               ==================================================

----------
(1) Primarily includes government of India securities and corporate debt securities.
(2) Primarily includes government of India securities and to a much smaller extent, corporate debt securities and equity securities.

     Our total assets increased 58.8% to Rs. 1,180.3 billion (US$ 27.2 billion) at year-end fiscal 2003 compared to Rs. 743.4 billion (US$ 17.1 billion) at year-end fiscal 2002, primarily due to an increase in securities and loans as the result of amalgamation. ICICI Bank's total assets at year-end fiscal 2002 were Rs. 404.8 billion (US$ 9.3 billion).

     Our net loans increased 20.4% to Rs. 630.4 billion (US$ 14.5 billion) at year-end fiscal 2003 compared to Rs. 523.6 billion (US$ 12.1 billion) at year-end fiscal 2002, reflecting a 22.0% increase in gross rupee loans, a 23.4% increase in gross foreign currency loans and a 47.9% increase in allowance for loan losses. Gross consumer loans and credit card receivables increased 158.6% to Rs. 188.3 billion (US$ 4.3 billion) at year-end fiscal 2003 from Rs. 72.8 billion (US$ 1.7 billion) at year-end fiscal 2002.

     Securities, excluding venture capital investment increased 393.4% to Rs.
276.9 billion (US$ 6.4 billion) at year-end fiscal 2003 from Rs. 56.1 billion (US$ 1.3 billion) at year-end fiscal 2002 primarily due to investment in government securities required to comply with the statutory liquidity ratio on ICICI's liabilities. At year-end fiscal 2002, cash, cash equivalents and trading account assets of ICICI and ICICI Bank were Rs. 83.9 billion (US$ 1.9 billion) and Rs. 115.4 billion (US$ 2.7 billion) respectively. ICICI and ICICI Bank were maintaining a large amount of cash and liquid balances at year-end fiscal 2002 to meet the reserve requirements on ICICI's liabilities following the amalgamation. Cash, cash equivalents and trading account assets increased by 33.7% to Rs. 112.1 billion (US$ 2.6 billion) at year-end fiscal 2003 from Rs.
83.9 billion (US$ 1.9 billion) at year-end fiscal 2002, reflecting the addition of ICICI Bank's cash, cash equivalents and trading assets offset, in part, by utilization of the cash and liquid balances existing at the beginning of fiscal 2003 for investment in government securities to meet statutory liquidity ratio requirement on ICICI's liabilities.

     Trading account assets at year-end fiscal 2003 included outstanding reverse repurchase transactions of Rs. 5.4 billion (US$ 124 million) as compared to Rs.
21.4 billion (US$ 493 million) at year-end fiscal 2002. Under these transactions securities were purchased under agreements to resell after a specified time. Such securities qualified as approved securities for statutory liquidity ratio requirements, and were of short maturity, carrying lower risk while yielding higher returns as compared to other short-term money market instruments. These transactions were typically used for liquidity management.

     Investment in affiliates declined to Rs. 2.6 billion (US$ 60 million) at year-end fiscal 2003 from Rs. 10.1 billion (US$ 232 million) at year-end fiscal 2002 due to the step acquisition of and amalgamation with ICICI Bank. Acceptances primarily include letters of credit issued on behalf of customers. ICICI, being a financial institution, was restricted in its ability to issue acceptances, unlike ICICI Bank. Following the amalgamation, we have been able to significantly increase the issuance of acceptances by leveraging on ICICI's strong corporate relationships. Acceptances increased to Rs.

43.3 billion (US$ 997 million) at year-end fiscal 2003 from Rs. 4.8 billion (US$ 110 million) at year-end fiscal 2002. ICICI Bank's acceptances at year-end fiscal 2002 were Rs. 12.6 billion (US$ 290 million).

     Property and equipment increased 68.7% to Rs. 21.2 billion (US$ 489 million) at year-end fiscal 2003 from Rs. 12.6 billion (US$ 290 million) at year-end fiscal 2002, primarily due to amalgamation with ICICI Bank.

     Other assets increased 86% to Rs. 90.1 billion (US$ 2.1 billion) at year-end fiscal 2003 from Rs. 48.4 billion (US$ 1.1 billion) at year-end fiscal 2002. Other assets at year-end fiscal 2003 included advance taxes of Rs. 28.3 billion (US$ 652 million), deferred tax asset of Rs. 6.4 billion (US$ 147 million), intangible assets of Rs. 5.1 billion (US$ 118 million) and Rs. 2.3 billion (US$ 53 million) of assets held for sale, which were primarily acquired through foreclosure of loans.

         Liabilities and Stockholders' Equity

     The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders' equity.

                                                                             At March 31,
                                                    ----------------------------------------------------------------
                                                                                                      2003/2002 %
                                                         2002            2003            2003           change
                                                    ----------------------------------------------------------------
                                                                   (in millions, except percentages)
Deposits .........................................        Rs. 7,380     Rs. 491,290      US$ 11,320         6,557.0%
Trading account liabilities.......................           17,105          26,086             601            52.5
Short-term borrowings ............................           70,804          42,095             970           (40.5)
Acceptances ......................................            4,783          43,252             997           804.3
Long-term debt:
                                                                                              8,079
Rupee ............................................          438,704         350,633                           (20.1)
                                                                                              1,156
Foreign currency .................................           72,894          50,179                           (31.2)
                                                    ------------------------------------------------
Total long-term debt .............................          511,598         400,812           9,235           (21.7)
Other liabilities ................................           48,402          66,658           1,536            37.7
Taxes and dividends payable ......................           11,050          16,880             389            52.8
Redeemable preferred stock(1).....................              772             853              20            10.5
                                                    ------------------------------------------------
Total liabilities ................................          671,894       1,087,926          25,067            61.9
Minority interest ................................              260             124               3           (52.3)
Stockholders' equity .............................           71,348          92,213           2,125            29.2
                                                    ------------------------------------------------
Total liabilities and stockholders' equity........      Rs. 743,502   Rs. 1,180,263      US$ 27,195            58.7%
                                                    ================================================

----------
(1) In line with the existing regulatory requirements in India, preferred stock issued by ICICI needed to be compulsorily redeemed within a specified time period. Accordingly, all series of preferred stock issued by ICICI were redeemable in accordance with the terms of the issue.

     Deposits increased to Rs. 491.3 billion (US$ 11.3 billion) at year-end fiscal 2003 from Rs. 7.4 billion (US$ 170 million) at year-end fiscal 2002. ICICI Bank's deposits were Rs. 325.2 billion (US$ 7.5 billion) at year-end fiscal 2002. ICICI Bank's deposits along with new deposits raised during the year increased our volume of deposits. Unlike ICICI, we fund ourselves primarily through deposits and not borrowings and debt. As ICICI's long-term debt and short-term borrowings were repaid during the year in line with scheduled maturities, both long-term debt and short-term borrowings declined significantly. Our long-term debt decreased 21.7% to Rs. 400.8 billion (US$ 9.2 billion) at year-end fiscal 2003 from Rs. 511.6 billion (US$ 11.8 billion) at year-end fiscal 2002 primarily due to 20.1% decrease in long-term rupee debt and 31.2% decrease in long-term foreign currency debt. Our short-term borrowings decreased 40.5% to Rs. 42.1 billion (US$ 970 million) at year-end fiscal 2003 from Rs. 70.8 billion (US$ 1.6 billion) at year-end fiscal 2002. Going forward, we will continue to repay ICICI's liabilities as and when they mature and raise new resources primarily through deposits. Trading account liabilities increased 52.5% at year-end fiscal 2003 compared to year-end fiscal 2002 due to the impact of amalgamation. Taxes and dividends payable increased 52.8% to Rs. 16.9 billion

(US$ 389 million) at year-end fiscal 2003 from Rs. 11.1 billion (US$ 255 million) at year-end fiscal 2002. Dividend for fiscal 2002 was paid by ICICI before year-end fiscal 2002 unlike dividend for fiscal 2003, which we paid subsequent to the year-end. The carrying amount of the redeemable preferred stock increased to Rs. 853 million (US$ 20 million) at year-end fiscal 2003 from Rs 772 million (US$ 18 million) at year-end fiscal 2002. Minority interest decreased 52.3% to Rs. 124 million (US$ 3 million) at year-end fiscal 2003. Stockholders' equity increased 29.2% at year-end fiscal 2003 to Rs. 92.2 billion (US$ 2.1 billion) from Rs. 71.3 billion (US$ 1.6 billion) at year-end fiscal 2002.

Off Balance Sheet Items, Commitments and Contingencies

     Foreign Exchange and Derivative Contracts

     We enter into foreign exchange forwards, options, swaps and other derivative products to enable customers to transfer, modify or reduce their foreign exchange and interest rate risks and to manage our own interest rate and foreign exchange positions. These instruments are used to manage foreign exchange and interest rate risk relating to specific groups of on-balance sheet assets and liabilities. Since adoption of SFAS No. 133 and SFAS No. 138 effective April 1, 2001, all derivatives have been recorded as assets or liabilities on the balance sheet at their respective fair values with unrealized gains or losses recorded either in accumulated other comprehensive income or in the statement of income, depending on the purpose for which the derivative is held. Derivatives that do not meet the criteria for designation as a hedge under SFAS No. 133 at inception, or fail to meet the criteria thereafter, are accounted for in "Other assets" with changes in fair value recorded in the statement of income. See Note 1 - "Significant accounting policies - Derivative instruments and hedging activities" to our consolidated financial statements.

     The following table sets forth, at the dates indicated, the notional amount of derivative contracts.

                                                                    At March 31,
                              -----------------------------------------------------------------------------------------
                                         Notional principal amounts                Balance sheet credit exposure(1)
                              -----------------------------------------------------------------------------------------
                                 2002       2003          2004         2004       2002      2003      2004     2004
                              -----------------------------------------------------------------------------------------
                                                                   (in millions)
Interest rate products:
Swap agreements............   Rs. 87,824 Rs. 324,893  Rs. 1,456,182  US$ 33,553   Rs. 620  Rs.  137 Rs.1,552    US$ 36
Others ....................            -           -         43,073         992         -         -       43         1
                              -----------------------------------------------------------------------------------------
Total interest rate products  Rs. 87,824 Rs. 324,893  Rs. 1,499,255  US$ 34,545   Rs. 620  Rs.  137 Rs.1,595    US$ 37
                              =========================================================================================
Foreign exchange products:
Forward contracts..........   Rs. 41,873 Rs. 277,280  Rs.   620,415  US$ 14,295    (Rs.41) Rs. (116)     398    US$  9
Swap agreements............       20,395      14,611         46,724       1,077       328       539      263         6
Others.....................            -           -         44,401       1,023         -         -     (345)       (8)
                              -----------------------------------------------------------------------------------------
Total foreign exchange
  products.................   Rs. 62,268 Rs. 291,891  Rs.   711,540  US$ 16,395   Rs. 287  Rs.  423 Rs.  316    US$  7
                              =========================================================================================

---------
(1) Denotes the mark-to-market impact of the derivative and foreign exchange products on the reporting date.

     The notional principal amount of interest rate products increased to Rs. 1,499.3 billion (US$ 34.5 billion) at year-end fiscal 2004 compared to Rs. 324.9 billion (US$ 7.5 billion) at year-end fiscal 2003. The notional principal amount of foreign exchange products increased Rs. 711.5 billion (US$ 16.4 billion) at year-end fiscal 2004 compared to Rs. 291.9 billion (US$ 6.7 billion) at year-end fiscal 2003. This significant increase in the volumes of interest rates swaps and foreign exchange forward contracts in fiscal 2004 was primarily due to increased transactions carried out by us on behalf of our customers and growth in the market for such products. The swap and forward exchange contract market in India is a developing market. Market volumes have increased significantly during the last fiscal year. As an active player and market-maker in swap and forward exchange contract markets and due to the fact that reduction in positions is generally achieved by entering into offsetting transactions rather than termination/cancellation of existing transactions, we have seen a substantial increase in the notional principal of our swap portfolio during fiscal 2004 and 2003.

     An interest rate swap does not entail exchange of notional principal and the cash flow arises on account of the difference between the interest rate pay and receive legs of the swap which is generally much lower than the notional principal of the swap. A large proportion of interest rate swaps, currency swaps and forward exchange contracts are on account of market making which involves providing regular two-way prices to customers or inter-bank counter-parties. This results in generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio. For example, if a transaction entered into with a customer is covered by an exactly opposite transaction entered into with another counter-party, the net market risk of the two transactions will be zero whereas, the notional principle of the portfolio will be the sum of both transactions.

     Securitization

     We primarily securitize commercial loans through "pass-through" securitizations. In fiscal 2004, we securitized loans and credit substitutes with a carrying value of Rs. 128.3 billion (US$ 3.0 billion) compared to Rs.
51.8 billion (US$ 1.2 billion) in fiscal 2003, which resulted in gains of Rs.
4.2 billion (US$ 98 million) in fiscal 2004 compared to Rs. 2.1 billion (US$ 48 million) in fiscal 2003. The gains are reported as a component of gain on sale of loans and credit substitutes. After the securitization, we generally continue to maintain customer account relationships and service loans transferred to the securitization trust. The securitizations are either with or without recourse. In certain cases, we may enter into derivative transactions such as written put options and interest rate swaps with the transferees.

     In certain cases, we write put options, which require us to purchase, upon request of the holders, securities issued in certain securitization transactions. The put options seek to provide liquidity to holders of such instruments. If exercised, we are obligated to purchase the securities at the predetermined exercise price.

     At year-end fiscal 2004, we had sold loans and credit substitutes with an aggregate put option exercise price of Rs. 38.3 billion (US$ 882 million) compared to Rs. 24.4 billion (US$ 562 million) at year-end fiscal 2003. Subsequent to their initial issuance, such options have been recorded at fair values with changes reported in the statement of operations.

     Variable Interest Entities

     During the year, we transferred certain impaired loans to borrower specific funds/trusts managed by an asset reconstruction company set up under the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 and guidelines issued by the Reserve Bank of India. The trusts/funds (which are separate legal entities) issued security receipts to us and other transferors as consideration for the transaction. Certain transfers did not qualify for sale accounting under SFAS No. 140 and continue to be reflected as loans on our balance sheet. Other transfers qualified for sale accounting but were impacted by FIN 46/FIN 46R. We have consolidated entities in which we are the prime beneficiary at year-end fiscal 2004. Funds/trusts which are VIEs but in which we are not the prime beneficiary have not been consolidated.

     Our venture capital subsidiary is involved with entities that may be deemed VIEs. The FASB permitted non-registered investment companies to defer consolidation of VIEs in which they are involved until the proposed Statement of Position on the clarification of the scope of the Investment Company Audit Guide is finalized. Following issuance of the Statement of Position, the FASB will consider further modification to FIN 46R to provide an exception for companies that qualify to apply the revised Audit Guide. We applied this deferral provision and did not consolidate additional assets of Rs. 961 million (US$ 22 million) in potential VIEs in which we are involved at year-end fiscal

2004. Following issuance of the revised Audit Guide and further modification, if any, to FIN 46R, we will assess the effect of such guidance on our venture capital subsidiary.

     Loan Commitments

     We have outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated Rs. 73.9 billion (US$ 1.7 billion) at year-end fiscal 2004 compared to Rs. 48.8 billion (US$ 1.1 billion) at year-end fiscal 2003. The interest rate on these commitments is dependent on the lending rates on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are contingent upon the borrower's ability to maintain specific credit standards.

     Capital Commitments

     We are obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. Estimated amounts of contracts remaining to be executed on capital account aggregated Rs. 294 million (US$ 7 million) at year-end fiscal 2004 compared to Rs. 264 million (US$ 6 million) at year-end fiscal 2003 signifying the unpaid amount for acquisition of fixed assets as per contracts entered into with suppliers.


     Operating Lease Commitments


     We have commitments under long-term operating leases principally for premises. The following table sets forth, a summary of future minimum lease rental commitments at year-end fiscal 2004, for non-cancelable leases.

Lease rental commitments for fiscal,                       (in millions)
------------------------------------                       -------------
2005 ..................................................        Rs.    231
2006 ..................................................               223
2007 ..................................................               208
2008 ..................................................               174
2009 ..................................................               170
Thereafter  ...........................................               150
Total minimum lease commitments .......................         Rs. 1,156

     Guarantees

     As a part of our financing activities, we issue guarantees to enhance the credit standing of our customers. The guarantees are generally for a period not exceeding 10 years. The credit risk associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. We have the same appraisal process for guarantees as that for any other loan product. Guarantees increased by 14.9% to Rs. 122.3 billion (US$ 2.8 billion) at year-end fiscal 2004 from Rs. 106.5 billion (US$ 2.5 billion) at year-end fiscal 2003.

     The following table sets forth, at the dates indicated, guarantees outstanding.

                                                                At March 31,
                                  -------------------------------------------------------------------------
                                                            2003/2002                           2004/2003
                                      2002        2003      % change       2004        2004      % change
                                  -------------------------------------------------------------------------
                                                     (in millions, except percentages)
Financial guarantees(1).......      Rs. 53,037  Rs.  69,076      30.2%  Rs.  57,344   US$ 1,321     (17.0)%
Performance guarantees(2).....          21,266       37,402      75.9%       65,000       1,498      73.8
                                  --------------------------           -------------------------
Total guarantees .............      Rs. 74,303  Rs. 106,478      43.3%  Rs. 122,344   US$ 2,819      14.9%
                                  ==========================           =========================

----------

(1) Consists of instruments guaranteeing the timely contractual payment of loan obligations, primarily to foreign lenders on behalf of project companies.
(2) Consists of instruments guaranteeing the performance by a company of an obligation, such as exports.

     The following table sets forth contractual obligations on long-term debt, operating lease and guarantees at year-end fiscal 2004.

                                                                Payments due by period
                                          ----------------------------------------------------------------------
                                                            Less than                              More than
  Contractual Obligations                      Total          1 year     1-3 years    3-5 years     5 years
                                          ----------------------------------------------------------------------
                                                                     (in millions)
  Long term debt obligations...............   Rs. 374,386   Rs.  78,326 Rs. 143,979   Rs. 69,529   Rs. 82,552
  Operating lease obligations..............         1,156           231         431          344          150
  Guarantees
  -  Financial guarantees..................        57,344        24,792      11,128       10,326       11,098
  -  Performance guarantees................        65,000        26,544      23,070        9,565        5,821
                                          ----------------------------------------------------------------------
                                                  122,344        51,336      34,198       19,891       16,919
                                          ----------------------------------------------------------------------
  Total....................................   Rs. 497,886   Rs. 129,893 Rs. 178,608   Rs. 89,764   Rs. 99,621
                                          ======================================================================

Capital Resources

     ICICI Bank is subject to the capital adequacy requirements of the Reserve Bank of India, which are primarily based on the capital adequacy accord reached by the Basel Committee of Banking Supervision, Bank of International Settlements in 1988. ICICI Bank is required to maintain a minimum ratio of total capital to risk adjusted assets of 9.0%, at least half of which must be Tier 1 capital.

     At year-end fiscal 2004, ICICI Bank's capital adequacy ratio calculated in accordance with the Reserve Bank of India guidelines and based on its unconsolidated financial statements prepared in accordance with Indian GAAP was 10.4%. Using the same basis of calculation, at year-end fiscal 2004 ICICI Bank's Tier 1 capital adequacy ratio was 6.1% and its Tier 2 capital adequacy ratio was 4.3%.

     ICICI Bank has raised additional Tier 1 capital through a public issue of equity shares aggregating to Rs. 32.5 billion (US$ 748 million), after year-end fiscal 2004.

     The following table sets forth, at the dates indicated, risk-based capital, risk-weighted assets and risk-based capital adequacy ratios computed in accordance with the applicable Reserve Bank of India guidelines and based on ICICI Bank's unconsolidated financial statements prepared in accordance with Indian GAAP.

         Indian GAAP

                                                     At March 31, 2004
                                              ----------------------------------
                                                       (in millions)
Tier 1 capital ............................... Rs.   55,251       US$   1,273
Tier 2 capital ...............................       38,757               893
                                              ----------------------------------
Total capital ................................ Rs.   94,008       US$   2,166
                                              ==================================
On- balance sheet risk weighted assets ....... Rs.  733,794       US$  16,908
Off-balance sheet risk weighted assets .......      173,546             3,999
                                              ----------------------------------
Total risk weighted assets ................... Rs.  907,340       US$  20,906
                                              ==================================
Tier 1 capital adequacy ratio ................          6.1%

Tier 2 capital adequacy ratio ................          4.3
                                              ----------------
Total capital adequacy ratio .................         10.4%
                                              ----------------

     The principal off-balance sheet items for ICICI Bank were loan commitments, guarantees, put options and lease and capital commitments. ICICI Bank entered into these arrangements for normal business purposes. See "-Off Balance Sheet Items, Commitments and Contingencies". Capital was provided for these items based on the existing capital adequacy guidelines of the Reserve Bank of India. See "Supervision and Regulation - Capital Adequacy Requirements". Lease commitments were not expected to materially affect capital requirements. ICICI Bank provides capital on the put options outstanding and forward contracts and derivatives contracts outstanding at year-end fiscal 2004 as per existing capital adequacy guidelines of the Reserve Bank of India. In line with Reserve Bank of India guidelines, deferred tax asset of Rs. 4.4 billion (US$ 102 million) and unamortized Early Retirement Option expense of Rs. 1.7 billion (US$ 38 million) under Indian GAAP have been reduced from Tier 1 capital at year-end fiscal 2004.

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

     Most of our incremental funding requirements, including replacement of maturing liabilities of ICICI which generally had longer maturities, are met through short-term funding sources, primarily in the form of deposits including inter-bank deposits. However, a large portion of our assets, primarily the assets of ICICI and our home loan portfolio, have medium or long-term maturities, creating a potential for funding mismatches. We actively monitor our liquidity position and attempt to maintain adequate liquidity at all times to meet all requirements of all depositors and bondholders, while also meeting the requirement of lending groups. We seek to establish a continuous information flow and an active dialogue between the funding and borrowing divisions of the organization to enable optimal liquidity management. A separate group is responsible for liquidity management.

     Another source of liquidity risk is the put options written by us on the loans, which we have securitized. These options are binding on us and require us to purchase, upon request of the holders, securities issued in such securitized transactions. The options seek to provide liquidity to the security holders. If exercised, we will be obligated to purchase the securities at the pre-determined exercise price. All put options were out-of-the-money for the holders. At year-end fiscal 2004, the aggregate put option exercise price of such option-embedded loan and credit substitute sell-downs was Rs. 38.3 billion (US$ 882 million).

     Under the Reserve Bank of India's statutory liquidity ratio requirement, we are required to maintain 25.0% of our total demand and time liabilities by way of approved securities, such as government of India securities and state government securities. We maintain the statutory liquidity ratio through a portfolio of government of India securities that we actively manage to optimize the yield and benefit from price movements. Until September 17, 2004, under the Reserve Bank of India's cash reserve ratio requirements, we were required to maintain 4.5% of our demand and time liabilities in a current account with the Reserve Bank of India. The Reserve Bank of India increased the cash reserve ratio to 5.0% in two stages (4.75% effective September 18, 2004 and 5.0% effective October 2, 2004).

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

     We are required to submit gap analysis on a monthly basis to the Reserve Bank of India. Pursuant to the Reserve Bank of India guidelines, the liquidity gap (if negative) must not exceed 20.0% of outflows in the 1-14 day and the 15-28 day time category. We prepare fortnightly maturity gap analysis to review our liquidity position. Static gap analysis is also supplemented by a dynamic analysis for the short-term, to enable the liability raising units to have a fair estimate of the short-term funding requirements. In addition, we also monitor certain liquidity ratios on a fortnightly basis.

     Our bonds are rated AAA by two Indian credit rating agencies, ICRA Limited and Credit Analysis & Research Limited. Our term deposits are rated AAA by ICRA Limited. Our long-term foreign currency borrowings are rated Baa3 by Moody's Investors Service and BB by Standard and Poor's. Our short-term foreign currency ratings are Ba2/ Not Prime by Moody's Investors Service and B by Standard and Poor's. Any downgrade in these credit ratings, or any adverse change in these ratings relative to other banks and financial intermediaries, could adversely impact our ability to raise resources to meet our funding requirements, which in turn could adversely impact our liquidity position.

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

                                                                  Fiscal 2002
                             --------------------------------------------------------------------------------------
                               Cost at
                              March 31,     Additions/     Deletions/                    Net assets at March 31,
                                 2001        transfers     transfers     Depreciation              2002
                             --------------------------------------------------------------------------------------
                                                                 (in millions)
Land........................   Rs.  1,342      Rs.     -     Rs.   (6)      Rs.    103    Rs.  1,233      US$   28
Buildings...................        6,642            649          (83)             429         6,779           156
Equipment, furniture, and
others(1)...................        4,558          1,420         (251)           1,625         4,102            95
Construction in progress....          739              -         (269)               6           463            11
                             --------------------------------------------------------------------------------------
Total.......................   Rs. 13,281      Rs. 2,069     Rs. (609)      Rs.  2,164    Rs. 12,577      US$  290
                             ======================================================================================

----------
(1) Includes equipment and furniture, and others category as specified in Note 14 to our consolidated financial statements.

                                                                  Fiscal 2003
                             --------------------------------------------------------------------------------------
                                Cost at
                               March 31,    Additions/    Deletions/                     Net assets at March 31,
                                 2002       transfers      transfers    Depreciation              2003
                             --------------------------------------------------------------------------------------
                                                                 (in millions)
Land                           Rs.  1,336    Rs.    199    Rs.      -       Rs.    82     Rs.  1,453       US$   33
Buildings....................       7,208         4,224          (238)            930         10,264            236
Equipment, furniture and
  others (1).................       5,727         7,808          (874)          4,234          8,427            194
Construction in progress.....         469         1,010          (402)              6          1,071             25
                             --------------------------------------------------------------------------------------
Total........................  Rs. 14,740    Rs. 13,241    Rs. (1,514)      Rs. 5,252     Rs. 21,215       US$  489
                             ======================================================================================

----------
(1) Includes equipment and furniture, and others category as specified in Note 14 to our consolidated financial statements.

                                                                  Fiscal 2004
                              -------------------------------------------------------------------------------------
                                Cost at
                               March 31,    Additions/    Deletions/                     Net assets at March 31,
                                 2003       transfers      transfers    Depreciation              2004
                              -------------------------------------------------------------------------------------
                                                                 (in millions)
Land                           Rs.  1,535     Rs.    79      Rs.  (88)      Rs.   207     Rs.  1,319        US$ 30
Buildings....................      11,194         1,611          (492)          1,302         11,011            254
Equipment, furniture and
  others (1).................      12,661         3,950          (212)          6,534          9,865            227
Construction in progress.....       1,077                         (89)              -            988             23
                              -------------------------------------------------------------------------------------
Total........................  Rs. 26,467     Rs. 5,640      Rs. (881)      Rs. 8,043     Rs. 23,183        US$ 534
                              ============ ============= ============== ============== ============== =============

----------
(1) Includes equipment and furniture, and others category as specified in Note 14 to our consolidated financial statements.

     Our capital expenditure on property and equipment was Rs. 5.6 billion (US$ 130 million) for fiscal 2004 compared to Rs. 13.2 billion (US$ 305 million) for fiscal 2003 and Rs. 2.1 billion (US$ 48 million) for fiscal 2002.

     Capital expenditure on buildings of Rs. 1.6 billion (US$ 37 million) in fiscal 2004 was primarily due to capital expenditure incurred on improvements to retail branches, call centers and office premises. In fiscal 2004, capital expenditure on equipment, furniture and others of Rs. 4.0 billion (US$ 91 million) primarily included expenses on computers and software of Rs. 1.9 billion (US$ 43 million) and expenses on ATMs of Rs. 237 million (US$ 5 million).

     Capital expenditure for fiscal 2003 included capital assets acquired on amalgamation. ICICI Bank's total fixed assets (gross) were Rs. 6.8 billion (US$ 157 million) at year-end fiscal 2002, with Rs. 286 million (US$ 7 million) in land, Rs. 2.2 billion (US$ 51 million) in buildings and Rs. 4.0 billion (US$ 92 million) in equipment, furniture and others.

     Capital expenditure on buildings of Rs. 4.2 billion (US$ 97 million) in fiscal 2003 primarily included a Rs. 2.2 billion (US$ 51 million) impact of amalgamation and expenses on call centers and improvements in leasehold property. Capital expenditure on equipment, furniture and others of Rs. 7.8 billion (US$ 180 million) in fiscal 2003 primarily includes Rs. 4.0 billion (US$ 92 million) impact of amalgamation, Rs. 2.1 billion (US$ 48 million) expense on computers and software, and Rs. 676 million (US$ 16 million) on ATMs.

Significant Changes

     Except as stated in this annual report, no significant changes have occurred to us since the date of the fiscal 2004 consolidated financial statements contained in this annual report.

Segment Revenues and Assets

     Subsequent to the amalgamation, the composition of our operating segments has changed. Our operations are now classified into the following segments: commercial banking segment, investment banking segment and others. Segment data for previous periods has been reclassified on a comparable basis.

     The commercial banking segment provides medium-term and long-term project and infrastructure financing, securitization, factoring, lease financing, working capital finance and foreign exchange services to clients. Further, it provides deposit and loan products to retail customers. The investment banking segment includes ICICI Bank's treasury operations and the operations of ICICI Securities, and deals in the debt, equity and money markets and provides corporate advisory products such as mergers and acquisition advice, loan syndication advice and issue management services. Others consist of various operating segments that do not meet the requirements to be reported as an individual reportable segment as defined in SFAS No. 131 on Disclosure about Segments of an Enterprise and Related Information.

     Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The chief operating decision maker evaluates performance and allocates resources based on an analysis of various performance indicators for each of the above reportable segments. Components of profit and loss are evaluated for commercial banking and investment banking segments. Further, the chief operating decision maker specifically reviews assets of our retail loan operations, which are part of the commercial banking segment.

     The results of ICICI Bank were reported under the equity method of accounting for fiscal 2002. However, for management reporting, the entire results of ICICI Bank continue to be reported as if the business were a consolidated entity. The segment-wise information presented below is consistent with the management reporting.

     Commercial Banking Segment

         Fiscal 2004 compared to Fiscal 2003

     The commercial banking segment incurred a net loss of Rs. 4.4 billion (US$ 100 million) in fiscal 2004 and a net loss of Rs. 7.8 billion (US$ 181 million) in fiscal 2003, primarily due to provisions for loan losses of Rs. 20.0 billion (US$ 462 million) in fiscal 2004 and Rs. 19.6 billion (US$ 453 million) in fiscal 2003 respectively. The decrease in net loss in fiscal 2004 in comparison with fiscal 2003 was primarily due to an increase in non-interest income partly offset by an increase in non-interest expense.

     Net interest income, including dividends, increased 13.7% to Rs. 17.7 billion (US$ 408 million) in fiscal 2004 from Rs. 15.6 billion (US$ 359 million) in fiscal 2003 primarily due to the benefit of lower funding costs. Non-interest income increased 217.6% to Rs. 16.4 billion (US$ 377 million) in fiscal 2004 from Rs. 5.2 billion (US$ 119 million) in fiscal 2003 primarily due to a greater focus on fee income and increased gains on investments held as credit substitutes. Non-interest expense increased 57.6% to Rs. 19.5 billion (US$ 449 million) in fiscal 2004 from Rs. 12.4 billion (US$ 285 million) in fiscal 2003 primarily due to enhanced operations and the growth in the retail franchise, including maintenance of ATMs, credit card expenses, call centre expenses and technology expenses.

         Fiscal 2003 compared to Fiscal 2002

     The commercial banking segment incurred a net loss of Rs. 7.9 billion (US$ 181 million) in fiscal 2003 compared to a net income of Rs. 1.7 billion (US$ 39 million) in fiscal 2002, primarily due to an increase in provisions for loan losses and a decrease in non-interest income.

     Net interest income, including dividends, increased 16.4% to Rs. 15.6 billion (US$ 359 million) in fiscal 2003 from Rs. 13.4 billion (US$ 308 million) in fiscal 2002 primarily due to the benefit of lower funding costs subsequent to the amalgamation. Provisions for loan losses increased 71.5% to Rs. 19.6 billion (US$ 453 million) in fiscal 2003 from Rs. 11.5 billion (US$ 264 million) in fiscal 2002 primarily due to the Rs. 84.7 billion (US$ 2.0 billion) increase in gross restructured and other impaired loans during the fiscal 2003.

     Non-interest income decreased 52.2% to Rs. 5.2 billion (US$ 119 million) in fiscal 2003 from Rs. 10.8 billion (US$ 249 million) in fiscal 2002 primarily due to lower fee income on project finance and related activities and other than temporary diminution on equity securities and securities where application money had been paid but securities were yet to be allotted. Non-interest expense increased 6.8% to Rs. 12.4 billion (US$ 285 million) in fiscal 2003 from Rs.
11.6 billion (US$ 266 million) in fiscal 2002.

     Investment Banking Segment

         Fiscal 2004 compared to Fiscal 2003

     Net income for the investment banking segment increased 809.5% to Rs. 11.2 billion (US$ 257 million) in fiscal 2004 compared to Rs. 1.2 billion (US$ 28 million) in fiscal 2003, primarily due to an increase in non-interest income partly offset by an increase in non-interest expense.

     Net interest income, including dividends, increased to Rs. 1.2 billion (US$ 28 million) in fiscal 2004 from a loss of Rs. 2.1 billion (US$ 49 million) in fiscal 2003 primarily due to reduction in premium amortization expenses consequent to sale of certain government securities acquired at fair value at the time of amalgamation. These securities were marked up on the date of amalgamation due to decline in the interest rates subsequent to their purchase. Provision for loan losses was Rs. 15 million (US$ 345,622) in fiscal 2004 compared to Rs. 4 million (US$ 92,166) in fiscal 2003.

     Non-interest income increased 147.4% to Rs. 17.4 billion (US$ 401 million) in fiscal 2004 from Rs. 7.0 billion (US$ 162 million) in fiscal 2003 primarily due to higher income on the fixed income portfolio in a favorable interest rate environment and favorable equity markets. Non-interest expense increased 50.1% to Rs. 4.7 billion (US$ 109 million) in fiscal 2004 from Rs. 3.2 billion (US$ 73 million) in fiscal 2003.

         Fiscal 2003 compared to Fiscal 2002

     Net income for the investment banking segment decreased 5.7% to Rs. 1.2 billion (US$ 28 million) in fiscal 2003 compared to Rs. 1.3 billion (US$ 30 million) in fiscal 2002, primarily due to a decrease in net interest income and increase in non-interest expense, offset by an increase in non-interest income.

     Net interest income, including dividends, decreased to a loss of Rs. 2.1 billion (US$ 49 million) in fiscal 2003 from Rs. 1.8 billion (US$ 41 million) in fiscal 2002 primarily due to the low-yielding government securities acquired for meeting statutory liquidity ratio requirement on ICICI's liabilities. Our government securities portfolio was fair valued at the time of amalgamation and hence was marked-up due to the decline in interest rates since the time these securities were acquired resulting in significant increase in the amortization expense on these securities. Provision for loan losses was Rs. 4 million (US$ 92,166) in fiscal 2003 compared to Rs. 8 million (US$ 184,332) in fiscal 2002.

     Non-interest income increased 244.4% to Rs. 7.0 billion (US$ 162 million) in fiscal 2003 from Rs. 2.0 billion (US$ 47 million) in fiscal 2002 primarily due to higher income on fixed income portfolio in a favorable interest rate environment where interest rates declined steadily. Non-interest expense increased 68.6% to Rs. 3.2 billion (US$ 73 million) in fiscal 2003 from Rs. 1.9 billion (US$ 43 million) in fiscal 2002.

Related Party Transactions

     We have entered into transactions with our affiliates, directors and employees. The following represent the significant transactions between ICICI Bank and such related parties:

         Insurance services

     In fiscal 2004, we paid insurance premium to ICICI Lombard General Insurance Company amounting to Rs. 219 million (US$ 5 million) compared to Rs. 224 million (US$ 5 million) in fiscal 2003 towards our Staff Medical Insurance Policy.

         Lease of premises and facilities

     ICICI Bank has entered into lease arrangements with related parties in respect of certain premises and facilities. In fiscal 2004, we received for the lease of premises, facilities and other administrative costs Rs. 198 million (US$ 5 million) from ICICI Prudential Life Insurance Company compared to Rs. 84 million (US$ 2 million) in fiscal 2003, Rs. 6 million (US$ 138,249) from Prudential ICICI Asset Management Company compared to Rs. 6 million (US$ 138,249) in fiscal 2003, and Rs. 91 million (US$ 2 million) from ICICI Lombard General Insurance Company as compared to Rs. 82 million (US$ 2 million) in fiscal 2003.

         Secondment of employees

     In fiscal 2004, we received Rs. 0.6 million (US$ 13,825) from Prudential ICICI Asset Management Company for seconded employees compared to Rs. 3 million (US$ 69,124) in fiscal 2003 and Rs. 14 million (US$ 322,581) from ICICI Lombard General Insurance Company compared to Rs. 10 million (US$ 230,415) in fiscal 2003.

         Asset management services

     In fiscal 2004, we provided asset management services to TCW and earned fees of Rs. 14 million (US$ 322,581) as compared to Rs. 24 million (US$ 552,995) in fiscal 2003.

         Deposits and borrowings

     In fiscal 2004, we paid interest on bonds/deposits/call borrowings to affiliated companies amounting to Rs. 27 million (US$ 622,120) compared to Rs. 12 million (US$ 276,498) in fiscal 2003.

         Interest and Dividend

     In fiscal 2004, ICICI Bank received interest on car loans from affiliated companies amounting to Rs. 0.27 million (US$ 6,221) compared to Rs. 0.33 million (US$ 7,604) in fiscal 2003 and dividends of Rs. 172 million (US$ 4 million) compared to Rs. Nil in fiscal 2003.

         Employee loans

     ICICI Bank has advanced housing, vehicle and general purpose loans to employees, bearing interest ranging from 2.5% to 6%. The tenure of these loans range from 5 years to 25 years. The loans are generally secured by the assets acquired by the employees. Employee loan balances outstanding Rs. 3.8 billion (US$ 87 million) at year-end fiscal 2004 and Rs. 2.3 billion (US$ 52 million) at year-end fiscal 2003 are included in other assets.

         Related party balances

     The following balances payable to/receivable from related parties are included in the balance sheet:

                                                          At March 31,
                                                  ------------------------------
                                                       2003           2004
                                                  ------------------------------
                                                            (in millions)
Loans...........................................          Rs. 22         Rs. 20
Other assets....................................           2,549          3,353
Deposits........................................             440            700
Other liabilities...............................               3             50

Critical Accounting Policies

     In order to understand our financial condition and results of operations, it is important to understand our significant accounting policies and the extent to which we use judgments and estimates in applying those policies. Our accounting and reporting policies are in accordance with US GAAP and conform to standard accounting practices relevant to our products and services and the businesses in which we operate. US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported income and expenses during the reported period. Accordingly, we use a significant amount of judgment and estimates based on assumptions for which the actual results are uncertain when we make the estimation.

     We have identified three critical accounting policies, based on the judgments and estimates required in the application of these policies. These include valuation of securities and accounting for derivative transactions and hedging activities, allowance for loan losses and accounting for securitization transactions. Additional information about these policies can be found in Note 1 to our consolidated financial statements. The statements below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements".

Valuation of Securities and Accounting for Derivatives Transactions and Hedging Activities

     Our securities are classified into available for sale securities, trading securities, venture capital investments and non-readily marketable securities. The classification into available for sale and trading securities is based on management's intention at the time of purchase. We no longer classify investments in debt securities as held to maturity, due to sale of certain held to maturity securities in fiscal 2002 by ICICI for reasons other than those specified in SFAS No. 115. Further, we offer derivative products to our customers to transfer, modify or reduce their foreign exchange and interest rate risks and to manage our own interest rate and foreign exchange positions. The derivatives market in India is evolving and our derivative volumes have increased significantly since the amalgamation.

     The fair values of quoted securities are determined based on market prices. The fair value of securities for which quoted market prices are not available is estimated as follows:

     o The fair value of unquoted government of India securities is estimated based on the yields to maturity of these securities published by certain agencies approved by the Reserve Bank of India.

     o The fair value of other unquoted securities and preference shares is computed based on the mark-up, based on the credit rating of the issuer by a credit rating agency, over the yields to maturity for government of India securities, as published by certain agencies approved by the Reserve Bank of India.

     o The fair values of investments in unquoted mutual fund units are estimated based on the latest repurchase price declared by the mutual fund in respect of each particular scheme. If the repurchase price is not available, the fair value is estimated based on the net asset values of the respective mutual fund scheme.

     o The fair values of certain derivative contracts are derived from pricing models that consider market and contractual prices for the underlying financial instruments, as well as the time value of money, the yield curve and any other volatility factors underlying the positions.

     Changes in values of available-for-sale securities are recognized net of taxes as a component of stockholders' equity, unless the value is impaired and the impairment is not considered to be temporary. Impairment losses that are not considered temporary are recognized in the income statement. We conduct regular reviews to assess whether other-than-temporary impairment exists. Changes in the fair values of trading account assets are recognized in the income statement.

     Equity securities, forming part of our securities portfolio, are considered as publicly traded if they have been traded on a securities exchange within six months prior to the relevant fiscal year-end. The fair value of such securities is the last quoted price. Non-readily marketable equity securities are recorded at cost and a provision is made for other than temporary diminution. Equity securities acquired by conversion of loans in a troubled debt restructuring are stated at their fair values and accounted for in the same manner as equity investments acquired for cash.

     The fair values of publicly traded venture capital investments are generally based upon quoted market prices. In certain situations, including thinly traded securities, large block holdings, restricted shares or other special situations, the quoted market price is adjusted to produce an estimate of the attainable fair value for the securities. For securities that are not publicly traded, fair value is determined in good faith pursuant to procedures established by the board of directors of the venture capital subsidiary. In determining the fair value of these securities, consideration is given to the financial conditions, operating results and prospects of the underlying companies, and any other factors deemed relevant. Generally, these investments are carried at cost during the first year, unless a significant event occurred that affects the long-term value of the investment. Since the valuations are inherently uncertain, these estimated values may differ significantly from the values that would have been used had a ready market for the investments existed. Changes in fair values of venture capital investments are recognized in the income statement.

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

     At the inception of a hedge transaction, we formally document the hedge relationship and the risk management objective and strategy for undertaking the hedge. This process includes identification of the hedging instrument, hedged item, risk being hedged and the methodology for measuring effectiveness of the hedge. In addition, we assess both at the inception of the hedge and on an ongoing basis, whether the derivative used in the hedging transaction has been highly effective in offsetting changes in fair value or cash flows of the hedged item, and whether the derivative is expected to continue to be highly effective. Derivatives that do not meet the criteria for designation as a hedge under SFAS No. 133 at inception, or fail to meet the criteria thereafter, are accounted for in other assets with changes in fair value recorded in the statement of income.

     We discontinue hedge accounting prospectively when it is either determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item; the derivative expires or is sold, terminated or exercised; the derivative is de-designated because it is unlikely that a forecasted transaction would occur; or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

     Changes in the fixed income, equity, foreign exchange markets would impact our estimate of fair value in the future, potentially affecting principal trading revenues. Similarly, pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different pricing models or assumptions could produce different financial results.

     Allowance for loan losses

     At year-end fiscal 2004, the allowance for loan losses was Rs. 66.8 billion (US$ 1.5 billion) or 10.9% of net loans. The allowance for loan losses represents management's estimate of probable losses inherent in the portfolio. We have developed appropriate policies and procedures for assessing the adequacy of the allowance for loan losses that reflect our careful evaluation of credit risk considering all information available to us. In developing this assessment, we must rely on estimates and exercise judgment regarding matters where the ultimate outcome is unknown, such as economic factors, developments affecting companies in specific industries and issues with respect to single borrowers. Depending on changes in circumstances, future assessments of credit risk may yield materially different results, which may require an increase or a decrease in the allowance for loan losses.

     Larger balance, non-homogenous exposures representing significant individual credit exposures are evaluated based upon the borrower's overall financial condition, resources and payment record and the realizable value of any collateral. Loans identified as trouble debt restructuring or other impaired with a balance of Rs. 100 million and above are individually reviewed and an allowance is determined based on the difference between the loan's carrying value and the loan's fair value. Fair value is based on either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral, less disposal costs, if the loan is collateral dependent. No other allowance is provided on impaired loans that are individually reviewed.

     Each portfolio of smaller-balance, homogenous loans, including consumer loans and credit card receivables, is evaluated for impairment. The allowance for loan losses attributed to these loans is established by a process that includes an estimate of probable losses inherent in the portfolio. These include historical delinquency and credit loss experience and current trends and conditions.

     These evaluation processes are subject to numerous estimates and judgments. The use of different estimates or assumptions could produce different results. We regularly monitor qualitative and quantitative trends in the loan portfolio, including changes in the levels of restructured loans and other impaired loans. The distribution of the allowance as described above does not diminish the fact that the entire allowance is available to absorb credit losses in the loan portfolio. Our principal focus, therefore, is on the adequacy of the total allowance for loan losses.

     Securitization

     We primarily securitize commercial loans through "pass-through" securitizations. After the securitization, we generally continue to maintain customer account relationships and service loans transferred to the securitization trust. Transfers that do not meet the criteria for a sale under SFAS No. 140, are required to be recorded as secured borrowings with a pledge of collateral, and such secured borrowings are required to be reported as a component of other borrowings. However, there have been no transfers which have not met the criteria for a sale under SFAS No. 140, and consequent no recording or reporting has been entailed. Recourse and servicing obligations and put options written are recorded as proceeds of the sale.

     Retained beneficial interests in the loans and servicing rights are measured by allocating the carrying value of the loans between the assets sold and the retained interest, based on the relative fair value at the date of the securitization. The fair values are determined using financial models or quoted market prices or sale value of similar assets.

     Financial models and their underlying assumptions relating to delinquency, prepayments, servicing costs and conversions from floating rate loans to fixed rate loans, impact the amount and timing of gains and losses recognized and the valuation of retained interests, and the use of different financial models or assumptions could produce different financial results.

Recently Issued Accounting Standards

     In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities - an interpretation of Accounting Research Bulletin No. 51. FIN No. 46 is applicable to all variable interest entities created after January 31, 2003. In respect of variable interest entities created before February 1, 2003, FIN No. 46 will be applicable from fiscal periods beginning after June 15, 2003. There are no variable interest entities that require disclosure under FIN
46. Further, in December 2003, the FASB issued a revision to FIN No. 46 to clarify some of the provisions of FIN No. 46 and to exempt certain entities from its requirements. We have transferred certain impaired loans to borrower specific funds/trusts managed by an asset reconstruction company which are VIEs within the definition contained in FIN 46/ FIN 46R. Accordingly, we have consolidated these entities at year-end fiscal 2004.

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Adoption of SFAS No. 149 did not have a material impact on our consolidated financial statements.

     In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities. SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstance) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 did not have a material impact on our consolidated financial statements.

     In December 2003, the FASB issued SFAS No. 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits. SFAS No. 132 revises financial statement disclosures for pension plans and other post retirement benefit plans. SFAS No. 132 is applicable for fiscal periods beginning after December 15, 2003. We have adopted the disclosure provisions of SFAS No. 132.

                                   MANAGEMENT

Directors and Executive Officers

     Our board of directors, consisting of 17 members at September 20, 2004, is responsible for the management of our business. Our organizational documents provide for a minimum of three directors and a maximum of 21 directors, excluding the government director and the debenture director (defined below), if any. We may, subject to the provisions of our organizational documents and the Indian Companies Act, change the minimum or maximum number of directors by a resolution which is passed at a general meeting by a majority of the present and voting shareholders. In addition, under the Indian Banking Regulation Act, the Reserve Bank of India may require us to convene a meeting of our shareholders for the purposes of appointing new directors to our board of directors.

     The Banking Regulation Act requires that at least 51% of the directors should have special knowledge or practical experience in banking and areas relevant to banking including accounting, finance, agriculture, and small scale industry. Accordingly, all of our directors are professionals with special knowledge of one or more of the above areas. Of the 17 directors, five are directors who are in our wholetime employment, or wholetime directors. The appointment of wholetime directors requires the approval of the Reserve Bank of India and the shareholders. Under the terms of the loan and guarantee facilities provided by the government of India to us, the government of India is entitled to appoint and has appointed one representative to our board, currently Mr. Vinod Rai. Of the remaining 11 independent directors, the Chairman of our board, Mr. N. Vaghul, is the former chairman of ICICI, Mr. P.
C. Ghosh and Mr. S.B. Mathur are the Chairmen of General Insurance Corporation of India and Life Insurance Corporation of India, respectively, which are among ICICI Bank's large institutional shareholders, one director is a consultant, one is a technocrat-entrepreneur, one is a practicing chartered accountant, one is a professor of finance, one is a retired company executive, one is from a financial holding company with investments in insurance and investment management and two are from industrial companies. Of the 12 non-wholetime directors, three have specialized knowledge in respect of agriculture and rural economy or small-scale industry. The Reserve Bank of India has also prescribed `fit and proper' criteria to be considered while appointing persons as directors of banking companies. Our directors are required to make declarations confirming their ongoing compliance of the above `fit and proper' criteria. Our board of directors has reviewed the declarations received from the directors in this regard and determined that all our directors satisfy the `fit and proper' criteria.

     Our organizational documents also provide that we may execute trust deeds securing our debentures under which the trustee or trustees may appoint a director, known as the debenture director. The debenture director is not subject to retirement by rotation and may only be removed as provided in the relevant trust deed. Currently, there is no debenture director on our board of directors.

     Pursuant to the provisions of the Indian Companies Act, at least two-thirds of the total number of directors, excluding the government director and the debenture director, are subject to retirement by rotation. One-third of these directors must retire from office at each annual meeting of shareholders. A retiring director is eligible for re-election. Pursuant to the provisions of the Indian Banking Regulation Act, none of the directors other than wholetime directors may hold office continuously for a period exceeding eight years. In terms of the requirements of the Reserve Bank of India the maximum age limit for directors is 70 years.

     Our board of directors appointed Mr. S.B. Mathur, Chairman, Life Insurance Corporation of India and Mr. V. Prem Watsa, Chairman & CEO of Fairfax Financial Holdings Limited as non-wholetime directors effective January 29, 2004. The shareholders have approved their appointments at the annual general meeting held on September 20, 2004. Dr. Satish C. Jha, who had attained the age of 70 years did not seek reappointment at the annual general meeting and thus ceased to be a director effective September 20, 2004. Mr. R. Seshasayee who was appointed as a non-wholetime director effective May 3, 2002, resigned from our board effective October 31, 2003.

     Our board of directors had appointed Ms. Chanda Kochhar and Dr. Nachiket Mor as Executive Directors effective April 1, 2001, Mr. K.V. Kamath and Ms. Lalita D. Gupte, previously non-wholetime directors on our board, as Managing Director & CEO and Joint Managing Director respectively, effective May 3, 2002 and Ms. Kalpana Morparia and Mr. S. Mukherji as Executive Directors, effective May 3, 2002. Our board subsequently re-appointed Ms. Lalita D. Gupte, whose tenure of appointment was until June 23, 2004, as Joint Managing Director till October 31, 2006. The Reserve Bank of India and our shareholders have approved these appointments. Our board also designated Ms. Kalpana Morparia as Deputy Managing Director effective February 1, 2004. Mr. H. N. Sinor, who was appointed Managing Director & CEO effective June 1, 1998 and re-designated as Joint Managing Director effective May 3, 2002, retired effective June 1, 2003. Mr.S. Mukherji, who was appointed as Executive Director effective May 3, 2002, was appointed as Managing Director & CEO of ICICI Securities Limited, a subsidiary of ICICI Bank, effective February 1, 2004 and ceased to be a director of ICICI Bank effective that date.

     The tenures of appointment of Mr. K. V. Kamath and Ms. Kalpana Morparia are until April 30, 2006. The tenure of appointment of Ms. Lalita D. Gupte is until October 31, 2006 and the tenures of each of Ms. Chanda D. Kochhar and Dr. Nachiket Mor is until March 31, 2006. However, in order to comply with the provisions of Indian Companies Act and ICICI Bank's organizational documents, Ms. Lalita D. Gupte and Ms. Kalpana Morparia will be subject to retirement by rotation if at any time the number of non-rotational directors exceeds one-third of the total number of directors. If they are re-appointed as directors immediately upon retirement by rotation, they will continue to hold their offices as wholetime directors, and the retirement by rotation and re-appointment shall not be deemed to constitute a break in their appointment. Our other executive officers may hold office until they retire, unless they are discharged earlier by us.

     Our board of directors at September 20, 2004 had the following members:

--------------------------------------------------------------------------------------------------------------------------
Name, Designation and Profession                Age   Date of Appointment  Other appointments
--------------------------------------------------------------------------------------------------------------------------
Mr. Narayanan Vaghul                            68    March 27, 2002       Chairman
Chairman                                                                   Asset Reconstruction Company (India) Limited
                                                                           GIVE Foundation
Chairman:                                                                  Himatsingka Seide Limited
Agriculture & Small Enterprises Business                                   ICICI Knowledge Park
Committee                                                                  Mahindra Industrial Park Limited
Board Governance & Remuneration Committee                                  Pratham India Education Initiative
Business Strategy Committee                                                Director
Credit Committee                                                           Air India Limited
Risk Committee                                                             Air India Air Transport Services Limited
                                                                           Air India Engineering Services Limited
Profession:                                                                Apollo Hospitals Enterprise Limited
Development Banker                                                         Azim Premji Foundation
                                                                           Hemogenomics Private Limited
                                                                           Ispat Caribbean
                                                                           Ispat Europe Group S.A., Luxembourg
                                                                           Ispat International N.V., Rotterdam, The
                                                                               Netherlands
                                                                           Ispat Mexicana, S.A. de C.V., Mexico
                                                                           Mahindra & Mahindra Limited
                                                                           Nicholas Piramal India Limited
                                                                           Pratham Tamilnadu Education Initiative
                                                                           Technology Network (India) Private Limited
                                                                           Wipro Limited
--------------------------------------------------------------------------------------------------------------------------
Mr. Uday Madhav Chitale                         54    August 21, 1997      Partner
                                                                           M.P. Chitale & Company
Chairman:                                                                  M.P. Chitale & Associates
Audit Committee                                                            Director
Fraud Monitoring Committee                                                 Crossdomain Solutions Private Limited
Share Transfer and Shareholders'/Investors'                                DFK Consulting Services (India) Private Limited
Grievance Committee                                                        DFK International (the Netherlands)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Name, Designation and Profession                Age   Date of Appointment  Other appointments
--------------------------------------------------------------------------------------------------------------------------
                                                                           GMR Energy Limited
Profession:                                                                Indian Council for Dispute Resolution
Chartered Accountant
--------------------------------------------------------------------------------------------------------------------------
Mr. Prabhas Chandra Ghosh                        59   January 31, 2003     Chairman
                                                                           General Insurance Corporation of India
Profession:                                                                GIC Asset Management Company Limited
Company Executive                                                          GIC Housing Finance Limited
                                                                           Loss Prevention Association of India Limited
                                                                           India International Insurance Pte. Limited
                                                                           Director
                                                                           Deposit Insurance and Credit Guarantee
                                                                               Corporation
                                                                           Export Credit Guarantee Corporation of India
                                                                           Indian Register of Shipping
                                                                           Kenindia Assurance Company Limited
                                                                           Life Insurance Corporation of India
                                                                           Life Insurance Corporation (Mauritius) Offshore
                                                                               Limited
                                                                           Southern Petrochemical Industries Corporation
                                                                               Limited
--------------------------------------------------------------------------------------------------------------------------
Mr. Sunil Behari Mathur                         59    January 29, 2004     Chairman
                                                                           Jeevan Bima Sahayog Asset Management Company
Profession:                                                                Limited
Company Executive                                                          Life Insurance Corporation of India
                                                                           LIC HFL Care Homes Limited
                                                                           LIC Housing Finance Limited
                                                                           LIC (International) E.C. Bahrain
                                                                           LIC (Lanka) Limited
                                                                           LIC (Mauritius) Offshore Limited LIC (Nepal)
                                                                               Limited
                                                                           Director
                                                                           General Insurance Corporation of India
                                                                           Kenindia Assurance Company Limited, Nairobi,
                                                                               Kenya
                                                                           National Commodities and Derivatives Exchange
                                                                               Limited
                                                                           National Housing Bank
                                                                           National Stock Exchange of India Limited
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Name, Designation and Profession                Age   Date of Appointment  Other appointments
--------------------------------------------------------------------------------------------------------------------------
Mr. Lakshmi Niwas Mittal                        54    May 3, 2002          Director
                                                                           Artha Limited
Profession:                                                                Caribean Ispat Limited
Industrialist                                                              Galmatias Limited
                                                                           Grupo Ispat International SA de CV
                                                                           Irish Ispat Limited
                                                                           Iscor Limited
                                                                           Ispat (US) Holdings Inc
                                                                           Ispat Annaba Spa
                                                                           Ispat Europe Group SA
                                                                           Ispat Inland Holdings Inc
                                                                           Ispat Inland Inc
                                                                           Ispat Inland LP
                                                                           Ispat International Investments SL
                                                                           Ispat International Limited
                                                                           Ispat International NV
                                                                           Ispat Karmet JSC
                                                                           Ispat Mexicana SA de CV
                                                                           Ispat Sidbec Inc
                                                                           Ispat Sidex Holdings BV
                                                                           Ispat Sidex SA
                                                                           Ispat Tebessa Spa
                                                                           LNM Capital Limited
                                                                           LNM Holdings BV
                                                                           LNM Holdings NV
                                                                           LNM Internet Ventures Limited
                                                                           Lucre Limited
                                                                           Nestor Limited
                                                                           Nuav Limited
                                                                           Pratham UK Limited
                                                                           PT Ispat Indo
                                                                           Tommyfield Limited
                                                                           Chairman - Supervisory Board
                                                                           Ispat Nova Hut a.s.
                                                                           President - Supervisory Board
                                                                           Ispat Polska Stal S.A.
--------------------------------------------------------------------------------------------------------------------------
Mr. Anupam Pradip Puri                           58   May 3, 2002          Director
                                                                           Dr. Reddy's Laboratories Limited
Profession:                                                                Godrej Consumer Products Limited
Management Consultant                                                      Mahindra-British Telecom Limited
                                                                           Mahindra & Mahindra Limited
                                                                           Patni Computer Systems Limited
--------------------------------------------------------------------------------------------------------------------------
Mr. Vinod Rai                                   56    January 3, 2003      Director
Additional Secretary (Financial Sector)                                    Bank of Baroda
                                                                           IFCI Limited
Ministry of Finance, Government of India                                   Infrastructure Development Finance Company
                                                                               Limited
Profession:                                                                Small Industries Development Bank of India
Government Service
--------------------------------------------------------------------------------------------------------------------------
Mr. Somesh Ramchandra Sathe                     59    January 29, 1998     Managing Director
                                                                           Arbes Tools Private Limited
Profession:                                                                ESSP Meditek Private Limited
Technocrat Entrepreneur                                                    Sukeshan Equipments Private Limited
                                                                           Partner
                                                                           Tooltronics
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Name, Designation and Profession                Age   Date of Appointment  Other appointments
--------------------------------------------------------------------------------------------------------------------------
Mr. Mahendra Kumar Sharma                        57   January 31, 2003     Vice-Chairman
                                                                           Hindustan Lever Limited
Profession:                                                                Chairman
Company Executive                                                          Vasishti Detergents Limited
                                                                           Director
                                                                           Hind Lever Chemicals Limited
                                                                           Hind Lever Trust Limited
                                                                           Indexport Limited
                                                                           Lever India Exports Limited
                                                                           Nepal Lever Limited
                                                                           Toc Disinfectants Limited
--------------------------------------------------------------------------------------------------------------------------
Mr. Priya Mohan Sinha                            64   January 22, 2002     Chairman
Profession: Professional Manager                                           Bata India Limited
                                                                           Director
                                                                           Azim Premji Foundation
                                                                           Indian Oil Corporation Limited
                                                                           Lafarge India Limited
                                                                           Quadra Advisory Private Limited
                                                                           Wipro Limited
--------------------------------------------------------------------------------------------------------------------------
Prof. Marti Gurunath Subrahmanyam                58   May 3, 2002          Director
Profession: Professor                                                      Infosys Technologies Limited
                                                                           Nexgen Financial Holdings Limited
                                                                           Nexgen Re Limited
                                                                           Nomura Asset Management (U.S.A.), Inc.
                                                                           Supply Chainge Inc.
                                                                           The Animi Offshore Fund Limited
                                                                           The Animi Offshore Concentrated Risk Fund
                                                                           Usha Communication Inc.
                                                                           Director - Board of Governors
                                                                           National Institute of Securities Markets
--------------------------------------------------------------------------------------------------------------------------
Mr. V. Prem Watsa                                54   January 29, 2004     Chairman & CEO
Profession: Company Executive                                              Crum & Foster Holdings Corp.
                                                                           Fairfax Financial Holdings Limited
                                                                           Chairman
                                                                           4129768 Canada Inc.
                                                                           Federated Insurance Company of Canada
                                                                           Federated Life Insurance Company of Canada
                                                                           Northbridge Financial Corporation
                                                                           TIG Holdings, Inc.
                                                                           President
                                                                           1109519 Ontario Limited
                                                                           810679 Ontario Limited
                                                                           FFHL Share Option 1 Corp.
                                                                           The Sixty Two Investment Company Limited
                                                                           Vice-President
                                                                           FFHL Group Limited
                                                                           Vice-President & Secretary
                                                                           Hamblin Watsa Investment Counsel Limited
                                                                           Director
                                                                           Commonwealth Insurance Company
                                                                           Cunningham Lindsey U.S., Inc.
                                                                           Hudson Insurance Company
                                                                           Lindsey Morden Acquisitions
                                                                           Lindsey Morden Group Inc.
                                                                           Lombard General Insurance Company of Canada
                                                                           Lombard Insurance Company
                                                                           Markel Insurance Company of Canada
                                                                           Odyssey Re Holdings Corp.
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Name, Designation and Profession                Age   Date of Appointment  Other appointments
--------------------------------------------------------------------------------------------------------------------------
                                                                           The Sixty Four Foundation
                                                                           The Sixty Three Foundation
                                                                           Zenith Insurance Company
--------------------------------------------------------------------------------------------------------------------------
Mr. Kundapur Vaman Kamath                       56    April 17, 1996       Chairman
Managing Director & CEO                                                    ICICI Bank Canada
                                                      (Managing Director   ICICI Bank UK Limited
Chairman:                                             & CEO effective      ICICI Lombard General Insurance Company Limited
Committee of Directors                                May 3, 2002)         ICICI Prudential Life Insurance Company Limited
                                                                           ICICI Securities Limited
Profession:                                                                ICICI Venture Funds Management Company Limited
Company Executive                                                          Director
                                                                           Indian Institute of Management, Ahmedabad
                                                                           Director - Asia Pacific Regional Board
                                                                           Visa International
                                                                           Director - Board of Governors
                                                                           Indian Institute of Information Technology
--------------------------------------------------------------------------------------------------------------------------
Ms. Lalita Dileep Gupte                         55    September 12, 1994   Director
Joint Managing Director                               (Joint Managing      ICICI Bank Canada
                                                      Director effective   ICICI Bank UK Limited
Chairperson:                                          May 3, 2002)         ICICI Lombard General Insurance Company Limited
Asset Liability Management Committee                                       ICICI Prudential Life Insurance Company Limited
                                                                           ICICI Securities Limited
Profession:                                                                ICICI Venture Funds Management Company Limited
Company Executive
--------------------------------------------------------------------------------------------------------------------------
Ms. Kalpana Morparia                             55   May 3, 2002          Chairperson
Deputy Managing Director                                                   ICICI Investment Management Company Limited
                                                                           Director
Profession:                                                                ICICI Home Finance Company Limited
Company Executive                                                          ICICI Lombard General Insurance Company Limited
                                                                           ICICI Prudential Life Insurance Company Limited
                                                                           ICICI Securities Limited
                                                                           ICICI Venture Funds Management Company Limited
--------------------------------------------------------------------------------------------------------------------------
Ms. Chanda Kochhar                              42    April 1, 2001        Chairperson
Executive Director                                                         ICICI Home Finance Company Limited
                                                                           ICICI Distribution Finance Private Limited
Profession:                                                                Director
Company Executive                                                          ICICI Prudential Life Insurance Company Limited
--------------------------------------------------------------------------------------------------------------------------
Dr. Nachiket Mor                                40    April 1, 2001        Director
Executive Director                                                         ICICI Home Finance Company Limited
                                                                           ICICI Securities Limited
Profession:                                                                ICICI Venture Funds Management Company Limited
Company Executive                                                          Pratham India Education Initiative
--------------------------------------------------------------------------------------------------------------------------

     The executive officers of ICICI Bank at August 31, 2004 were as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                           Total
                                                                                                                 Total     stock
                                                                                          Stock                  stock    options
                                                   Total                     Share-      options     Stock      options    out-
                     Designation      Years    remuneration    Bonus for    holdings     granted    options     granted   standing
                          and        of work     in fiscal       fiscal     at August   in fiscal  granted in  at August  at August
Name          Age  Responsibilities experience    2004(1)       2004(2)    31, 2004(3)   2004(4)   April 2004  31, 2004   31, 2004
-----------------------------------------------------------------------------------------------------------------------------------
Mr. K.V.      56   Managing            33     Rs. 12,316,116  Rs. 3,720,000   68,500     150,000     250,000     775,000   686,000
Kamath (5)         Director & CEO

Ms. Lalita D. 55   Joint Managing      33     Rs. 10,554,771  Rs. 2,790,000   30,541     137,500     165,000     630,000   580,500
Gupte (5)          Director
                   -International
                   Banking

Ms. Kalpana   55   Deputy              28     Rs.  6,641,935  Rs. 2,010,000   21,190     125,000     150,000     490,000   470,000
Morparia (5)       Managing
                   Director
                   - Corporate
                   Centre and
                   Special Assets

Ms. Chanda D. 42   Executive           20     Rs.  5,106,383  Rs. 1,650,000   77,881     100,000     125,000     380,000  306,000
 Kochhar(5)        Director
                   - Retail
                   Banking

Dr. Nachiket  40   Executive           17     Rs.  5,122,568  Rs. 1,650,000   31,000     100,000     125,000     377,000  250,000
Mor(5)             Director
                   - Wholesale
                   Banking and
                   Project Finance

Mr. Sanjiv    53   Senior General      28     Rs.  5,165,936  Rs. 2,016,000    4,289           -      37,500     185,500  185,500
 Kerkar (5)        Manager

Ms. Ramni     52   Senior General      28     Rs.  4,641,076  Rs. 1,812,480    9,566      75,000      37,500     244,500  217,500
Nirula(5)          Manager

Mr. P. H.     52   Senior General      31     Rs.  3,405,534  Rs. 1,932,000   12,650      44,000           -     154,700  107,450
Ravikumar(5)       Manager
                   (currently
                   seconded to
                   National
                   Commodities &
                   Derivatives
                   Exchange
                   Limited)

Mr. Balaji    39   Senior General      15     Rs.  4,696,576  Rs. 2,640,000   20,000      75,000      75,000     255,000   209.000
Swaminathan(5)     Manager

Mr. Bhargav   38   Senior General      14     Rs.  3,853,917  Rs. 1,620,000    6,000      34,400      75,000     173,475   167,475
Dasgupta(5)        Manager

Mr. M. N.     55   Senior General      36     Rs.  3,186,776  Rs. 1,296,000   21,550      37,500      37,500     170,250   137,100
Gopinath(5)        Manager

Mr. N. S.     39   Chief               16     Rs.  3,773,608  Rs. 1,944,000    7,980      37,500      75,000     187,400   171,920
Kannan(5)          Financial
                   Officer and
                   Treasurer

Ms. Madhabi   38   Senior General      16     Rs.  3,955,805  Rs. 1,944,000   30,811      37,500      75,000     204,900   147,450
Puri-Buch(5)       Manager

Mr.V.         36   Senior General      14     Rs.  3,753,467  Rs. 1,944,000    9,500      37,500      75,000     184,900   157,450
Vaidyanathan(5)     Manager

Mr. K.        43   Senior General      19     Rs.  3,488,878  Rs. 1,860,000      350      37,500      37,500     105,000    93,000
Ramkumar(5)        Manager

Ms. Vishakha  35   Senior General      12     Rs.  2,991,275  Rs. 1,368,000    6,315      34,400      37,500     135,975   128,660
Mulye(5)           Manager

Mr. Nagesh    45   Senior General      20     Rs.  3,932,916  Rs. 1,860,000   20,881      37,500      37,500     157,500   120,300
Pinge(5)           Manager

(1) Including ICICI Bank's contribution to the superannuation fund and provident fund as described under "-Compensation and Benefits to Directors and Officers- Superannuation Fund and Provident Fund" and excluding bonus payable for fiscal 2003 which was paid in fiscal 2004.
(2)  Bonus for fiscal 2004 was paid in fiscal 2005.
(3) Executive officers and directors (wholetime and non-wholetime) as a group held less than 0.5% of ICICI Bank's equity shares as of this date.
(4) Each stock option, once exercised, is equivalent to one equity share of ICICI Bank. ICICI Bank granted these stock options to its executive officers at no cost. See "-Compensation and Benefits to Directors and Officers- Employee Stock Option Scheme" for a description of the other terms of these stock options.

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

     Mr. K.V. Kamath is a mechanical engineer and a post-graduate in business management from the Indian Institute of Management, Ahmedabad. He joined ICICI in 1971 and worked in the areas of project finance, leasing, resources and corporate planning. In 1988, he left ICICI to join the Asian Development Bank, where he worked for six years. In January 1995, he joined a private sector group in Indonesia as advisor to its chairman. Mr. Kamath joined the board of directors of ICICI in October 1995. He was appointed Managing Director & CEO of ICICI in May 1996 and was re-appointed in May 2001. Mr. Kamath was a non-wholetime director on the board of ICICI Bank from April 1996. Effective May 3, 2002 our board appointed Mr. Kamath as Managing Director & CEO.

     Ms. Lalita D. Gupte has a Bachelor of Arts degree and also holds a Masters degree in management science from the Jamnalal Bajaj Institute of Management Studies, University of Mumbai. She joined ICICI in 1971, where she worked in the areas of project finance, leasing, resources and treasury, and credit operations. She joined the board of directors of ICICI in June 1994 as Executive Director and was designated as Deputy Managing Director in 1996. In April 1999, she was designated as the Joint Managing Director and Chief Operating Officer of ICICI. From July 2001, she was designated as Joint Managing Director and Chief Operating Officer - International Business. Ms. Gupte was a non-wholetime director on the board of ICICI Bank from September 1994. Effective May 3, 2002, our board appointed Ms. Gupte as Joint Managing Director. Our board and shareholders have approved her re-appointment as Joint Managing Director until October 31, 2006 on the expiry of her tenure of appointment on June 23, 2004. She is currently in charge of the international operations.

     Ms. Kalpana Morparia holds Bachelor's degrees in science and law. She worked in the legal department of ICICI from 1975 to 1994. From 1996, when she was designated as General Manager, she was in charge of the legal, planning, treasury and corporate communications departments. In 1998, she was designated a Senior General Manager of ICICI. She joined our board of directors of ICICI in May 2001. Effective May 3, 2002 our board appointed Ms. Morparia as an Executive Director. Further, effective February 1, 2004, our board designated her as Deputy Managing Director. She is currently in charge of the Corporate Centre which includes the strategy, risk management, legal, finance, secretarial, human resources management, corporate communications and facilities management and administration departments. She is also in charge of the special assets management group.

     Ms. Chanda D. Kochhar holds a management degree from the Jamnalal Bajaj Institute of Management Studies, Mumbai and a degree in cost and works accountancy from the Institute of Cost and Works Accountants of India. She started her career in 1984 with ICICI in its project finance department and has worked in the areas of corporate credit, infrastructure financing, e-commerce, strategy and retail finance. Ms. Kochhar was designated a Senior General Manager of ICICI in 2000 and was in charge of its retail business. She was appointed to our board as an Executive Director in April 2001. She is currently responsible for the retail banking operations.

     Dr. Nachiket Mor holds a post-graduate diploma in finance management from the Indian Institute of Management, Ahmedabad and a Doctorate of Philosophy in Financial Economics from the University of Pennsylvania, Philadelphia, USA. He started his career as an officer in the corporate planning and policy cell of ICICI in 1987. He has worked in the areas of project finance, corporate planning and treasury. Dr. Mor was designated a Senior General Manager of ICICI in 2000 and was in charge of treasury. He was appointed to our board of directors as an Executive Director in April 2001. He is currently responsible for wholesale banking and project finance.

     Mr. Sanjiv Kerkar is a chemical engineer and holds a management degree from the Jamnalal Bajaj Institute of Management Studies, University of Mumbai. He worked with ICICI from 1979 until 1993, when he joined Asian Finance and Investment Company Limited, an affiliate of the Asian Development Bank. Mr. Kerkar worked with Asian Finance and Investment Company from 1993 to

1996. In 1996, he re-joined ICICI as a General Manager and was in charge of the risk management department in ICICI. In 1998 he was designated a Senior General Manager of ICICI. Currently, Mr. Kerkar heads the Organizational Excellence Group, which is responsible for our quality initiatives.

     Ms. Ramni Nirula is a post-graduate in management studies from Delhi University. She joined ICICI in 1975 and held various positions in the northern regional office of ICICI. Ms. Nirula became General Manager in 1998 and was the Zonal Manager of the Delhi zonal office for the period 1998 to 2000. She was designated as Senior General Manager of ICICI in fiscal 2000. She was the Managing Director & CEO of ICICI Securities from January 1, 2003 to January 31, 2004. She is currently responsible for the Government Banking Group and the Rural and Micro-banking and Agri- business Group.

     Mr. P.H. Ravikumar is a graduate from Osmania University and is a Certified Associate of the Indian Institute of Bankers. Mr. Ravikumar started his career with Bank of India in 1972. He joined ICICI Bank in 1994. He was designated as Senior Executive Vice-President in 1998 and was in charge of treasury, foreign exchange and credit. Mr. Ravikumar joined ICICI in April 2001 as a Senior General Manager. He is currently on secondment to the National Commodity & Derivatives Exchange Limited as its Managing Director.

     Mr. Balaji Swaminathan is a graduate in commerce from Calcutta University, a chartered accountant and a cost and works accountant. Mr. Balaji Swaminathan started his career with KPMG International in 1989. He worked in KPMG India as Partner/Director from 1994 to 2001. He joined ICICI in August 2001 as its Chief Financial Officer and was the Chief Financial Officer of ICICI up to March 31, 2002. He was the Chief Financial Officer of ICICI Bank from April 1, 2002 to March 31, 2003. Currently, he is responsible for the Corporate Banking Group.

     Mr. Bhargav Dasgupta is an engineer and has a post graduate degree in management from Indian Institute of Management, Bangalore. He joined ICICI in 1992 in the project finance department. In 2003 he was designated a Senior General Manager of ICICI Bank. Currently, he is responsible for the International Banking Group.

     Mr. M. N. Gopinath is a graduate in commerce and has a post-graduate degree in business administration from Madras University. Mr. Gopinath started his career with Bank of India in 1970. He worked in various positions at Bank of India including as Vice-President in its New York Branch. He joined ICICI Bank in 1995 as Senior Vice-President. In 2003 he was designated a Senior General Manager of ICICI Bank. Currently, he is responsible for the Retail Infrastructure Group and the Facilities Management and Administration Group.

     Mr. N. S. Kannan is an engineer and a Chartered Financial Analyst from the Institute of Chartered Financial Analysts of India and has a post-graduate degree in management from the Indian Institute of Management, Bangalore. Mr. Kannan joined ICICI in 1991 in the project finance department. In 2003 he was designated a Senior General Manager of ICICI Bank. Currently, he is the Chief Financial Officer and Treasurer of ICICI Bank. He is also responsible for the Risk Management Group and the Corporate Communications Group.

     Ms. Madhabi Puri-Buch is a graduate in mathematical economics and has a post-graduate degree in management from the Indian Institute of Management, Ahmedabad. She joined ICICI in 1989 in the project finance department. She left ICICI in 1992 and worked in ANZ Grindlays Bank and ORG MARG Research before re-joining ICICI again in January 1997 in the planning and treasury department. In 2003 she was designated a Senior General Manager of ICICI Bank. Currently, she is responsible for Retail Operations, the Retail Branch Banking & Call Centre Group, the Product and Technology Group in the Wholesale Banking Group and the Corporate Brand Group.

     Mr. V. Vaidyanathan has Bachelor's and Master's degrees in business administration from Birla Institute of Technology & Science, Ranchi. He worked in Citibank N.A. before joining ICICI in 2000 in the personal financial services division. In 2003 he was designated a Senior General Manager of ICICI Bank. Currently, he is responsible for the Retail Products & Distribution Group in the Retail Banking Group.

     Mr. K. Ramkumar is a science graduate from Madras University with post-graduate diploma in industrial relations and labor laws. He worked with ICI India before joining ICICI in 2001 in the human resources department. In 2004, he was designated as Senior General Manager of ICICI Bank and he is currently in charge of the Human Resources Management Group.

     Ms. Vishakha Mulye is a commerce graduate from Mumbai University, and a chartered accountant. Ms. Mulye joined ICICI in 1993 in the project finance department. She was designated as Senior General Manager in 2004 and is currently in charge of Structured Finance, Credit and Markets Group.

     Mr. Nagesh Pinge is a commerce and law graduate from Mumbai University, and a chartered accountant. He joined ICICI in 1983 in the leasing department. He left ICICI in 1989 and worked in other financial services companies before re-joining ICICI again in April 1998 in the risk management department. He was designated as Senior General Manager in 2004 and is currently in charge of the Compliance and Audit Group.

Corporate Governance

     Our corporate governance policies recognize the accountability of the board and the importance of making the board transparent to all its constituents, including employees, customers, investors and the regulatory authorities, and to demonstrate that the shareholders are the ultimate beneficiaries of our economic activities.

     Our corporate governance framework is based on an effective independent board, the separation of the board's supervisory role from the executive management and the constitution of board committees, generally comprising a majority of independent directors and chaired by an independent director, to oversee critical areas and functions of executive management.

     Our corporate governance philosophy encompasses not only regulatory and legal requirements, such as the terms of listing agreements with stock exchanges, but also several voluntary practices aimed at a high level of business ethics, effective supervision and enhancement of value for all shareholders.

     Our board's role, functions, responsibility and accountability are clearly defined. In addition to its primary role of monitoring corporate performance, the functions of our board include:

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

     To enable our board of directors to discharge these responsibilities effectively, executive management gives detailed reports on our performance to the board on a quarterly basis.

     Our board functions either as a full board or through various committees constituted to oversee specific operational areas. These board committees meet regularly. The constitution and main functions of the various committees are given below.

     Agriculture & Small Enterprises Business Committee

     The Agriculture & Small Enterprises Business Committee comprises four independent Directors - Mr. N. Vaghul, Mr. Somesh R. Sathe, Mr. M.K. Sharma and Mr. P.M. Sinha. The Committee is chaired by Mr. N. Vaghul.

     The functions of the Agriculture & Small Enterprises Business Committee include review of our business strategy in the agri-business and small enterprises segments and review of the quality of the agricultural lending and small enterprises finance credit portfolio.

     Audit Committee

     The Audit Committee comprises three independent directors - Mr. Uday M. Chitale, who is a chartered accountant, Mr. M.K. Sharma and Mr. Somesh R. Sathe. The committee is chaired by Mr. Uday M. Chitale. Mr. M.K. Sharma was appointed as Alternate Chairman of the Committee effective July 22, 2004. Our board of directors has determined that Mr. Uday M. Chitale qualifies as an audit committee financial expert.

     The Audit Committee provides direction to the audit and risk management function and monitors the quality of the internal and statutory audit. The responsibilities of the Audit Committee include overseeing of the financial reporting process to ensure fairness, sufficiency and credibility of financial statements, recommendation of appointment and removal of central and branch statutory auditors and fixation of their remuneration, review of the annual financial statements before submission to our board, review of the adequacy of internal control systems and the internal audit function, review of compliance with the inspection and audit reports of the Reserve Bank of India and reports of statutory auditors, review of the findings of internal investigations, discussion on the scope of audit with external auditors and examination of reasons for substantial defaults, if any, in payment to stakeholders.

     All audit and non-audit services to be provided by our principal accountants are pre-approved by the Audit Committee before such services are provided to us.

     Board Governance & Remuneration Committee

     The Board Governance & Remuneration Committee comprises three independent directors - Mr. N. Vaghul, Mr. Anupam Puri, and Mr. P. M. Sinha. The Committee is chaired by Mr. N. Vaghul.

     The functions of the Board Governance & Remuneration Committee include recommendation of appointments to our board, evaluation of the performance of the Managing Director & CEO and other wholetime Directors on pre-determined parameters, recommendation to our board of the remuneration (including performance bonuses and perquisites) to wholetime directors, approving the policy for and quantum of bonus payable to the members of the staff, framing guidelines for the employees stock option scheme and recommendation of grant of stock options to the staff and wholetime directors of ICICI Bank and its subsidiary companies.

     Business Strategy Committee

     The Business Strategy Committee comprises five directors - Mr. N. Vaghul, Mr. Anupam Puri, Mr. M. K. Sharma, Mr. P. M. Sinha and Mr. K. V. Kamath. The majority of the members of this Committee are independent directors and it is chaired by Mr. N. Vaghul.

     The functions of the Business Strategy Committee are to approve the annual income and expenditure and capital expenditure budgets for presentation to our board for final approval and to review and recommend to our board our business strategy.

     Credit Committee

     The Credit Committee comprises four directors - Mr. N. Vaghul, Mr. Somesh
R. Sathe, Mr. M. K. Sharma and Mr. K. V. Kamath. The majority of the members of the committee are independent directors and it is chaired by Mr. N. Vaghul.

     The functions of this Committee include review of developments in key industrial sectors and approval of credit proposals in accordance with the authorization approved by our board.

     Fraud Monitoring Committee

     The Fraud Monitoring Committee was constituted by our board effective May 1, 2004. The Committee comprises five Directors - Mr. Uday M. Chitale, Mr. M.K. Sharma, Mr. K.V. Kamath, Ms. Kalpana Morparia and Ms. Chanda D. Kochhar. Mr. Uday Chitale is the Chairman of the Committee.

     The functions of the Fraud Monitoring Committee include monitoring and review of all instances of frauds involving Rs.10.0 million (US$ 230,415) and above.

     Risk Committee

     The Risk Committee comprises five directors - Mr. N. Vaghul, Mr. Uday M. Chitale, Prof. Marti G. Subrahmanyam, Mr. V. Prem Watsa and Mr. K. V. Kamath. The majority of the members of this committee are independent directors and it is chaired by Mr. N. Vaghul.

     This Committee reviews risk management policies in relation to various risks (credit, portfolio, liquidity, interest rate, off-balance sheet and operational risks), investment policies and strategy and regulatory and compliance issues in relation thereto.

     Share Transfer & Shareholders'/Investors' Grievance Committee

     The Share Transfer & Shareholders'/Investors' Grievance Committee comprises four directors - Mr. Uday M. Chitale, Mr. Somesh R. Sathe, Ms. Kalpana Morparia and Ms. Chanda D. Kochhar. The Committee, is chaired by an independent director, Mr. Uday M. Chitale.

     The functions and powers of the Share Transfer & Shareholders'/Investors' Grievance Committee include approval and rejection of transfer or transmission of equity and preference shares, bonds, debentures and securities, issue of duplicate certificates, allotment of shares and securities issued from time to time, including those under stock options, review and redressal of shareholders' and investors' complaints, delegation of authority for opening and operation of bank accounts for payment of interest, dividend and redemption of securities and the listing of securities on stock exchanges.

     Committee of Directors

     The Committee of Directors comprises all five wholetime directors and is chaired by Mr. K.V. Kamath, Managing Director & CEO.

     The powers of the Committee of Directors include review of performance against targets for various business segments, credit approvals as per authorization approved by our board, approvals in respect of borrowing and treasury operations and premises and property related matters.

     Asset-Liability Management Committee

     The Asset Liability Management Committee comprises the Joint Managing Director, Deputy Managing Director and two Executive Directors and is chaired by Ms. Lalita D. Gupte, Joint Managing Director.

     The functions of the Committee include management of ICICI Bank's balance sheet, review of the asset-liability profile with a view to manage the interest rate risk and deciding the deposit rates and prime lending rate of ICICI Bank.

     Code of ethics

     We have adopted a Code of Business Conduct and Ethics for our directors and all our employees, which is filed as an exhibit to this report.

     Principal Accountant Fees and Services

     The total fees (excluding service tax and out of pocket expenses) paid to our principal accountant relating to audit of consolidated financial statements for fiscal 2004 and fiscal 2003 and the fees for other professional services billed in fiscal 2004 and fiscal 2003 are as follows:

                                                                                               Convenience
                                                                                      translation into US$
                                                              Year ended March 31,    Year ended March 31,
                                                                  2003        2004                    2004
                                                              --------    --------    --------------------
                                                                 (in millions)
Audit
  Audit of ICICI Bank Limited and its subsidiaries........... Rs. 19.9    Rs. 28.1              US$ 647,830
  Audit-related services.....................................
    Opinion on non-statutory accounts presented in Indian
       Rupees................................................        -         0.2                    4,839
Sub-total....................................................     19.9        28.3                  652,669

Non-audit services
  Tax services...............................................
    Tax compliance...........................................      1.7         0.7                   16,838
    Application for offshore banking license.................        -         1.0                   24,032
  Other services.............................................      1.2         2.1                   47,465
Sub-total....................................................      3.0         3.8                   88,336
                                                               -------     -------              -----------
Total........................................................     22.9        32.2                  741,004
                                                               =======     =======              ===========

     Fees for "other services" are principally fees related to certification services to one of our subsidiaries. The Audit Committee of ICICI Bank approved the fees paid to our principal accountant relating to audit of consolidated financial statements for fiscal 2004 and fees for other professional services billed in fiscal 2004.

     Summary Comparison of Corporate Governance Practices

     The following is a summary comparison of significant differences between our corporate governance practices and those required by the NYSE for U.S. issuers.

     Independent directors. A majority of our board are independent directors, as defined under applicable Indian legal requirements. Under these requirements, directors are not independent if they have any material pecuniary relationship or transactions with us, our management or our subsidiaries. We have not made a determination as to whether our directors would be considered independent under the NYSE rules. Though the judgment on independence must be made by our board, there is no requirement that our board affirmatively make such determination, as required by the NYSE rules. Further, one of our directors is a representative of the Indian government, as required by the terms of the loan and guarantee facilities provided by the Indian government.

     Non-management directors meetings. Though there is no such requirement under applicable Indian legal requirements, our non-management directors meet separately before each board meeting.

     Board Governance and Remuneration Committee and the Audit Committee. The members of our Board Governance and Remuneration Committee are independent, as defined under applicable Indian legal requirements. All members of our Audit Committee are independent under Rule 10A-3 under the Exchange Act. The constitution and main functions of these committees as approved by our board are described above and comply with the spirit of the NYSE requirements for U.S. issuers.

Compensation and Benefits to Directors and Officers

     Remuneration

     Under ICICI Bank's organizational documents, each non-wholetime director, except the government director, is entitled to receive remuneration for attending each meeting of our board or of a board committee. The amount of remuneration payable to non-wholetime directors is set by our board from time to time in accordance with limitations prescribed by the Indian Companies Act or the government of India. The remuneration for attending each board or committee meeting is currently fixed at Rs. 20,000 (US$ 461). In addition, ICICI Bank reimburses directors for travel and related expenses in connection with board and committee meetings and related matters. If a director is required to perform services for ICICI Bank beyond attending meetings, ICICI Bank may remunerate the director as determined by our board of directors and this remuneration may be either in addition to or as substitution for the remuneration discussed above. We have not paid any remuneration to non-wholetime directors other than the remuneration for attending each meeting of our board or of a board committee. Non-wholetime directors are not entitled to the payment of any benefits at the end of their term of office.

     At its meeting held on April 26, 2002, our board of directors appointed Mr. K.V. Kamath as Managing Director & CEO, Ms. Lalita D. Gupte as Joint Managing Director and Ms. Kalpana Morparia as Executive Director effective May 3, 2002. At its meeting held on January 29, 2004, our board re-appointed Ms. Lalita D. Gupte as Joint Managing Director until October 31, 2006 on the expiry of her tenure on June 23, 2004. The above appointments have been approved by the Reserve Bank of India and our shareholders. Our board also designated Ms. Kalpana Morparia as Deputy Managing Director effective February 1, 2004.

     Till fiscal 2003, the remuneration structure of our wholetime directors as approved by our board, our shareholders and the Reserve Bank of India consisted of salary, perquisites and performance bonus up to 100% of the salary. In fiscal 2004, the Reserve Bank of India issued guidelines stating that performance bonus to wholetime directors of a private sector bank should not exceed the average percentage of performance bonus paid to the bank's employees and the board of directors may review the salary of the wholetime directors in this context. Pursuant to these guidelines, our board of directors, at its meeting held on April 30, 2004 increased the salary ranges payable to the wholetime directors, based on the recommendations of the Board Governance & Remuneration Committee, while the performance bonus paid to wholetime directors cannot now exceed the average percentage of performance bonus paid to ICICI Bank's employees. The increase in salary ranges was approved by our shareholders at the annual general meeting on September 20, 2004. Our board or any committee thereof may fix within the range stated below, the salary payable to the wholetime directors.

Mr. K.V. Kamath, Managing Director & CEO.............Rs. 600,000 - Rs. 1,050,000 (US$ 13,825 to US$ 24,194) per month
Ms. Lalita D. Gupte, Joint Managing Director.........Rs. 400,000 - Rs.   900,000 (US$ 9,217 to US$ 20,737) per month
Ms. Kalpana Morparia, Deputy Managing Director.......Rs. 300,000 - Rs.   900,000 (US$ 6,912 to US$ 20,737) per month
Ms. Chanda D. Kochhar, Executive Director............Rs. 200,000 - Rs.   500,000 (US$ 4,608 to US$ 11,521) per month
Dr. Nachiket Mor, Executive Director ................Rs. 200,000 - Rs.   500,000 (US$ 4,608 to US$ 11,521) per month

     We are required to obtain specific approval of the Reserve Bank of India for the actual monthly salary and performance bonus paid each year to the wholetime directors. The Reserve Bank of India has approved the payment of performance bonus to our wholetime directors for fiscal 2004 and the monthly salary payable for fiscal 2005.

     The wholetime directors are entitled to perquisites (evaluated pursuant to Indian Income-Tax Rules, wherever applicable, and otherwise at actual cost to ICICI Bank), such as furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by ICICI Bank to the extent permissible under the Indian Income-tax Act, 1961 and the Rules framed thereunder, medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable to employees of ICICI Bank from time to time.

     Where accommodation is not provided, each of the wholetime directors is eligible for a house rent allowance of Rs. 50,000 (US$ 1,152) per month and maintenance of accommodation including furniture, fixtures and furnishings, as may be provided by ICICI Bank.

     The total compensation paid by ICICI Bank to its wholetime directors and executive officers, Mr. K.V. Kamath, Ms. Lalita D. Gupte, Ms. Kalpana Morparia, Ms. Chanda D. Kochhar, Dr. Nachiket Mor, Mr. Sanjiv Kerkar, Ms. Ramni Nirula, Mr. P.H. Ravikumar, Mr. Balaji Swaminathan, Mr. Bhargav Dasgupta, Mr. M. N. Gopinath, Mr. N. S. Kannan, Ms. Madhabi Puri Buch and Mr. V. Vaidyanathan in fiscal 2004 was Rs. 105 million (US$ 2 million) including bonus for fiscal 2004 to wholetime directors and other executive officers paid in fiscal 2005.

     Bonus

     Each year, our board of directors awards discretionary bonuses to employees and wholetime directors on the basis of performance and seniority. The performance of each employee is evaluated through a performance management appraisal system. The aggregate amount paid by ICICI Bank for bonuses to all eligible employees and wholetime directors for fiscal 2004 was Rs. 873 million (US$ 20 million). This amount was paid in fiscal 2005.

     Employee Stock Option Scheme

     On January 24, 2000, our board approved an employee stock option scheme to attract, encourage and retain high performing employees. ICICI Bank's shareholders approved this scheme at the extraordinary general meeting on February 21, 2000. This scheme was drafted in accordance with guidelines issued by the Securities and Exchange Board of India. Under this scheme, up to 5.0% of our issued equity shares at March 31, 2000 could be allocated to employee stock options. The employee stock option scheme as amended by the Scheme of Amalgamation restricted the maximum number of options granted to any eligible employee (as defined below) to 0.05% of our issued equity shares at the time of the grant, and the aggregate of all such options to 5.0% of our issued equity shares following the amalgamation. In April 2004, our board approved the recommendation of the Board Governance & Remuneration Committee to modify the limit of the aggregate number of options that could be granted under the employee stock option scheme to 5% of our issued capital as on the date of grant. The shareholders approved the modification at our annual general meeting held on September 20, 2004.

     Under the stock option scheme, eligible employees are entitled to apply for equity shares. An eligible employee is a permanent employee or a director of ICICI Bank or of its subsidiaries or its holding company. ICICI Bank has no holding company.

     The options granted for fiscal 2003 and earlier vest annually in a graded manner over a three-year period, with 20.0%, 30.0% and 50.0% of the grants vesting each year, commencing not earlier than 12 months from the date of grant. Options granted for fiscal 2004 and beyond vest in a graded manner over a four-year period with 20.0%, 20.0%, 30.0% and 30.0% of grants vesting each year, commencing from the end of 12 months from the date of grant. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later.

     The exercise price for options granted prior to June 30, 2003 is equal to the market price of our equity shares on the date of grant on the stock exchange, which recorded the highest trading volume on the date of grant. On June 30, 2003, the Securities and Exchange Board of India revised its guidelines on employee stock options. While the revised guidelines provided that companies were free to determine the exercise price of stock options granted by them, they prescribed accounting rules and other disclosures, including expensing of stock options in the income statement, which are applicable to our Indian GAAP financial statements, in the event the exercise price was not equal to the average of the high and low market price of the equity shares in the two week period preceding the date of grant of the options, on the stock exchange which recorded the highest trading volume during the two week period. Effective July 22, 2004, the Securities and Exchange Board of India revised this basis of pricing to the latest available closing price, prior to the date of the meeting of the board of directors in which options are granted, on the stock exchange which recorded the highest trading volume on that date. The price for options granted by ICICI Bank on or after June 30, 2003, but before July 22, 2004 is equal to the average of the high and low market price of the equity shares in the two week period preceding the date of grant of the options, on the stock exchange which recorded the highest trading volume during the two week period in line with applicable guidelines of the Securities and Exchange Board of India.

     In February 2000, the Securities and Exchange Board of India directed the National Securities Depository Limited to instruct companies to issue shares which are pari passu in all respects. The National Securities Depository Limited issued the instruction in March 3, 2000. Our board of directors, at its meeting held on July 25, 2003, amended ICICI Bank's Employees Stock Option Scheme to give effect to the requirements of the National Securities Depository Limited.

      The following table sets forth certain information regarding the stock option grants ICICI Bank has made under its employee stock option scheme. ICICI Bank granted all of these stock options at no cost to its employees. ICICI Bank has not granted any stock options to its non-wholetime directors.

--------------------------------------------------------------------------------
Date of grant             Number of options granted            Exercise price(1)
--------------------------------------------------------------------------------
February 21, 2000........                 1,713,000     Rs. 171.90      US$ 3.96
April 26, 2001...........                 1,580,200         170.00          3.92
March 27, 2002...........                 3,155,000         120.35          2.77
April 25, 2003...........                 7,338,300         132.05          3.04
July 25, 2003............                   147,500         157.03          3.62
October 31, 2003.........                     6,000         222.40          5.12
April 30, 2004...........                 7,539,500         300.10          6.91
---------
(1) The exercise price for options granted prior to June 30, 2003 is equal to the market price of ICICI Bank's equity shares on the date of grant on the stock exchange that recorded the highest trading volume on the date of grant. The exercise price for options granted on or after June 30, 2003 is equal to the average of the high and low market price of the equity shares in the two week period preceding the date of grant of the options, on the stock exchange which recorded the highest trading volume during the two week period.

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

--------------------------------------------------------------------------------
Date of grant             Number of options granted            Exercise price(1)
--------------------------------------------------------------------------------
August 3, 1999...........                 2,323,750      Rs. 85.55      US$ 1.97
April 28, 2000...........                 2,902,500         133.40          3.07
November 14, 2000........                    20,000          82.90          1.91
May 3, 2001..............                 3,145,000          82.00          1.89
August 13, 2001..........                    60,000          52.50          1.21
March 27, 2002...........                 6,473,700          60.25          1.39
---------
(1) The exercise price is equal to the market price of ICICI's equity shares on the date of grant. However, the share options granted on August 3, 1999 were accounted as a variable plan resulting in a compensation cost of Rs. 97 million (US$ 2 million) which is being amortized over the vesting period.

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

     The following table sets forth certain information regarding the options granted by ICICI Bank (including options granted by ICICI adjusted in accordance with the Scheme of Amalgamation) at August 31, 2004.

--------------------------------------------------------------------------------
Particulars                                                           ICICI Bank
--------------------------------------------------------------------------------
Options granted.............................................          28,941,975
Options vested..............................................          11,457,127
Options exercised...........................................           5,642,108
Options forfeited/lapsed....................................           2,373,639
Extinguishment or modification of options...................                   -
Amount realized by sale of options..........................     Rs. 821,453,658
Total number of options in force............................          20,926,228

     In April 2000, ICICI Infotech approved an employee stock option plan. Under the plan, ICICI Infotech is authorized to issue up to 5.0% of its issued equity shares at the time of grant of the options to an eligible employee and 25.0% of its issued equity shares at the time of grant of the options, in aggregate, to all the eligible employees. Eligible employees are granted an option to purchase shares subject to vesting conditions. The options vest in a graded manner over a three-year period with 20.0%, 30.0% and 50.0% of the options vesting at the end of each year from the date of grant of the options. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. ICICI Infotech granted 1,148,000 options during fiscal 2004 at the fair value of the underlying shares on the grant date of Rs. 45 (US$ 1) per equity share, 713,500 options during fiscal 2003 at the fair value of the underlying shares on the grant date of Rs. 100 (US$ 2) per equity share, 2,044,800 stock options during fiscal 2002 at the fair value of the underlying shares on the grant date of Rs. 68 (US$ 2) per equity share and 2,347,800 stock options during fiscal 2001 at the fair value of the underlying shares on the grant date of Rs. 37.50 (US$ 1) per equity share. The fair values for fiscal years 2001, 2002, 2003 and 2004 have been determined by an external valuer. As the shares of ICICI Infotech are not quoted on stock exchanges, the fair value, as determined by the valuer, represents management's best estimates considering all known factors. Of the stock options granted since fiscal 2001, 1,744,040 were forfeited by year-end fiscal 2004. Of the stock options granted since fiscal 2001, 1,867,200 were granted to our directors and executive officers.


      In July 2000, ICICI Venture Funds Management Company approved an employee stock option plan under which ICICI Venture Funds Management Company was authorized to issue up to 125,000 equity shares to its employees and employees of ICICI and ICICI group companies. Eligible employees were granted an option to purchase shares subject to vesting conditions. The options vested over a period of three years with 20.0%, 30.0% and 50.0% of the options vesting at the end of each year. The options could have been exercised within 10 years from the date of the grant. ICICI Venture Funds Management Company granted 81,400 stock options during fiscal 2001 at the fair value of the underlying shares on the grant date of Rs. 835 (US$ 19) per equity share. As shares of ICICI Venture Funds Management Company are not quoted on exchanges, the fair value represented management's best estimates considering all known factors. Of the above, 2,500 stock options were forfeited by year-end fiscal 2001. Of the stock options granted, 20,425 were granted to ICICI Bank's directors and executive officers. ICICI Venture Funds Management Company did not grant any stock options in fiscal 2002. ICICI Venture Funds Management Company's employee stock option plan was withdrawn in February 2002 and all outstanding stock options under the plan were cancelled. The board of directors of ICICI Venture Funds Management Company, at its meeting held on October 30, 2002, approved a Carry Plan for its employees. The Carry Plan provides for ICICI Venture Funds Management Company to directly pay carry from the performance fee earned by it from the funds managed or advised on by it, to its employees through specific carry trusts created for the purpose. Pursuant to the approval of the board of directors of ICICI Venture Funds Management Company, carry documents have been finalised and the Carry Plan is being implemented.

     ICICI OneSource has two employee stock option plans. Under the first of these plans, the Compensation Committee of ICICI OneSource is authorized to issue stock options to eligible employees of ICICI OneSource and its subsidiaries, up to 10.0% of the paid up share capital of ICICI OneSource. Eligible employees are granted an option to purchase equity shares of ICICI OneSource at predetermined exercise price, subject to vesting conditions. The options vest in a graded manner over a four-year period with 25.0% of the options vesting at the end of first year and thereafter, after every six months, 12.5% of the options shall vest up to the end of four years from the date of the grant. The options granted may be exercised within nine years from the date of grant commencing on or after the expiry of twelve months from the date of grant. The terms and conditions of the second plan are essentially similar to the first plan, except the following:

     o The aggregate number of shares to be allotted under the new employee stock option plan, to all persons resident outside India shall not exceed 5.0% of the fully diluted share capital of ICICI OneSource.

     o The exercise period, within which the employees would exercise the options, would be five years from the date of the grant.

     The aggregate of stock options to be granted to the employees and directors of ICICI OneSource under both the employee stock option plans shall not exceed 10.0% of the fully diluted share capital of ICICI OneSource.

     ICICI OneSource had granted 3,855,000 options during fiscal 2003 under the first employee stock option plan, at the fair value of Rs. 11.25 per equity share. ICICI OneSource granted 14,120,500 options and 825,000 options during fiscal 2004 under the second employee stock option plan, at the fair value of Rs. 12.89 per equity share and Rs. 18.53 per equity share respectively. ICICI OneSource also granted 375,000 options during fiscal 2004, under the first employee stock option plan, at the fair value of Rs. 12.83 per equity share. The fair values for the fiscal years 2003 and 2004 have been determined either by external valuers or based on the highest valuation of the ICICI OneSource received from prospective investors who had indicated their willingness to invest in ICICI OneSource at that valuation. As the shares of ICICI OneSource are not quoted on stock exchanges, the fair value represents management's best estimates considering all known factors.

     Loans

     ICICI Bank has internal rules and regulations to grant loans to employees and wholetime directors to acquire certain assets such as property, vehicles and other consumer durables. ICICI Bank's loans to employees have been made at interest rates ranging from 2.5% to 6% per annum and are repayable over fixed periods of time. The loans are generally secured by the assets acquired by the employees. ICICI Bank had given loans to its employees for purchasing its shares in the offering made by ICICI in June 1997 at the public offering price. Bank of Madura had also given loans to employees for purchasing preferential shares in the offering made by Bank of Madura in August 1995. Pursuant to the Banking Regulation Act, ICICI Bank's non-wholetime directors are not eligible for any loans. At year-end fiscal 2004, there were loans of Rs. 3.8 billion (US$ 87 million) compared to loans of Rs. 2.3 billion (US$ 52 million) at year-end fiscal 2003 outstanding to ICICI Bank employees. This amount included loans of Rs. 27 million (US$ 622,120), compared to Rs. 25 million (US$ 576,037) at year-end fiscal 2003, to certain of its directors and executive officers (including employees who became executive officers during fiscal 2004), made prior to the enactment of the Sarbanes-Oxley Act of 2002 or in case of employees who became executive officers during fiscal 2004, loans made prior to their becoming executive officers.

     Gratuity

     Under Indian law, ICICI Bank is required to pay a gratuity to employees who retire or resign after at least five years of continuous service. ICICI Bank makes contributions to three separate gratuity funds, for employees inducted from ICICI, employees inducted from Bank of Madura and employees of ICICI Bank other than employees inducted from ICICI and Bank of Madura.

     The gratuity funds for employees inducted from ICICI and Bank of Madura are separate gratuity funds managed by in-house trustees. Actuarial valuation of the gratuity liability is determined by an independent actuary. The investments of the funds are made according to rules prescribed by the government of India. The accounts of the funds are audited by independent auditors. The total corpus of these funds based on the latest unaudited figures, at year-end fiscal 2004 was Rs. 418 million (US$ 10 million).

     The gratuity fund for employees of ICICI Bank other than employees inducted from ICICI and Bank of Madura, is administered by the Life Insurance Corporation of India. In accordance with the gratuity fund's rules, actuarial valuation of gratuity liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality and staff turnover. The total corpus of the funds at year-end fiscal 2004 was Rs. 89 million (US$ 2 million) compared to Rs. 53 million (US$ 1 million) at fiscal year-end 2003.

     Superannuation Fund

     ICICI Bank contributes 15.0% of the total annual salary of each employee to a superannuation fund for ICICI Bank employees. The fund is administered by the Life Insurance Corporation of India. ICICI Bank's employees get an option on retirement or resignation to receive one-third of the total balance and a monthly pension based on the remaining two-third balance. In the event of death of an employee, his or her beneficiary receives the remaining accumulated balance of 66.7%. ICICI Bank also gives a cash option to its employees, allowing them to receive the amount contributed by ICICI Bank in their monthly salary during their employment. The total corpus of the superannuation fund was Rs. 683 million (US$ 16 million) at year-end fiscal 2004 compared to Rs. 640 million (US$ 15 million) at year-end fiscal 2003.

     Provident Fund

     ICICI Bank is statutorily required to maintain a provident fund as a part of its retirement benefits to its employees. There are separate provident funds for employees inducted from Bank of Madura (other than those employees who have opted for pensions), and for other employees of ICICI Bank. These funds are managed by in-house trustees. Each employee contributes 12.0% of his or her basic salary (10% for clerks and sub-staff of Bank of Madura) and ICICI Bank contributes an equal amount to the funds. The investments of the funds are made according to rules prescribed by the government of India. The accounts of the funds are audited by independent auditors. The total corpuses of the funds for employees inducted from Bank of Madura, and other employees of ICICI Bank, based on the latest audited figures, at year-end fiscal 2004 were Rs. 285 million (US$ 7 million), and Rs. 1.3 billion (US$ 30 million) respectively. ICICI Bank made aggregate contributions of Rs. 236 million (US$ 5 million) to these funds during fiscal 2004, compared to Rs. 162 million (US$ 4 million) in fiscal 2003.

     Pension Fund

     Out of the employees inducted from Bank of Madura and employed with ICICI Bank at end of fiscal 2004, 465 employees opted for pensions and 601 employees opted for a provident fund. For employees who opted for a provident fund, ICICI Bank's contribution of 12.0% of his or her basic salary (10% for clerks and sub-staff of Bank of Madura) is credited to the provident fund every month. For employees who opted for pensions, ICICI Bank's contribution of 12.0% of his or her basic salary (10% for clerks and sub-staff of Bank of Madura) is credited to the pension fund every month. These funds are managed by in-house trustees. The investments of the funds are made according to rules prescribed by the government of India. The accounts of the fund are audited by independent auditors. The employees who opted for pensions are entitled to a monthly pension from the day after their retirement. ICICI Bank also gives a cash option to employees, allowing them to receive the present value of one-third of their monthly pension in total satisfaction. Upon death of an employee, family members are entitled to payment of a family pension pursuant to the rules in this regard. The corpus of the fund at year-end fiscal 2004 was Rs. 961 million (US$ 22 million), compared to Rs. 963 million (US$ 22 million) at year-end fiscal 2003.

     Interest of Management in Certain Transactions

     Except as otherwise stated in this annual report, no amount or benefit has been paid or given to any of our directors or executive officers.

                    OVERVIEW OF THE INDIAN FINANCIAL SECTOR

     The information in this section has been extracted from publicly available documents from various sources, including officially prepared materials from the government of India and its various ministries and the Reserve Bank of India, and has not been prepared or independently verified by us. This is the latest available information to our knowledge at September 20, 2004.

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

     The Reserve Bank of India issues guidelines on exposure standards, income recognition, asset classification, provisioning for non-performing and restructured assets, investment valuation and capital adequacy for commercial banks, long-term lending institutions and non-bank finance companies. The Reserve Bank of India requires these institutions to furnish information relating to their businesses to it on a regular basis. For further discussion regarding the Reserve Bank of India's role as the regulatory and supervisory authority of India's financial system and its impact on ICICI Bank, see "Supervision and Regulation".

Commercial Banks

     Commercial banks in India have traditionally focused only on meeting the short-term financial needs of industry, trade and agriculture. At year-end fiscal 2004, there were 286 scheduled commercial banks in the country, with a network of 66,970 branches serving approximately Rs. 15.17 trillion (US$ 349.5 billion) in deposit accounts. Scheduled commercial banks are banks that are listed in the schedule to the Reserve Bank of India Act, 1934, and may further be classified as public sector banks, private sector banks and foreign banks. Scheduled commercial banks have a presence throughout India, with nearly 70.3% of bank branches located in rural or semi-urban areas of the country. A large number of these branches belong to the public sector banks.

     Public Sector Banks

     Public sector banks make up the largest category in the Indian banking system. They include the State Bank of India and its seven associate banks, 19 nationalized banks and 196 regional rural banks. Excluding the regional rural banks, the remaining public sector banks have 46,683 branches, and account for 69.9% of the outstanding gross bank credit and 73.8% of the aggregate deposits of the scheduled commercial banks at year-end fiscal 2004. The public sector banks' large network of branches enables them to fund themselves out of low cost deposits.

     The State Bank of India is the largest public sector bank in India. At year-end fiscal 2004, the State Bank of India and its seven associate banks had 13,593 branches. They accounted for 24.2% of aggregate deposits and 23.8% of outstanding gross bank credit of all scheduled commercial banks.

     Regional rural banks were established from 1976 to 1987 by the central government, state governments and sponsoring commercial banks jointly with a view to develop the rural economy. Regional rural banks provide credit to small farmers, artisans, small entrepreneurs and agricultural laborers. There were 196 regional rural banks at year-end fiscal 2004 with 14,484 branches, accounting for 3.7% of aggregate deposits and 2.9% of gross bank credit outstanding of scheduled commercial banks.

     Private Sector Banks

     After the first phase of bank nationalization was completed in 1969, public sector banks made up the largest portion of Indian banking. The focus on public sector banks was maintained throughout the 1970s and 1980s. Furthermore, existing private sector banks which showed signs of an eventual default were merged with state-owned banks. In July 1993, as part of the banking reform process and as a measure to induce competition in the banking sector, the Reserve Bank of India permitted entry of the private sector into the banking system. This resulted in the introduction of nine private sector banks, including ICICI Bank. These banks are collectively known as the "new" private sector banks. There were nine "new" private sector banks at year-end fiscal 2004, following the merger in February 2000 of Times Bank Limited, a new private sector bank, into another new private sector bank, HDFC Bank Limited and the conversion of Kotak Mahindra Finance Limited, a large non-bank finance company into a bank in February 2003. In May 2004, the Reserve Bank of India granted a banking license to another new private sector bank, YES Bank Limited. In July 2004, the Reserve Bank of India announced the amalgamation of Global Trust Bank, a new private sector bank, with Oriental Bank of Commerce, a public sector bank. In addition, 21 private sector banks existing prior to July 1993 were operating at year-end fiscal 2004.

     At year-end fiscal 2004, private sector banks accounted for approximately 17.7% of aggregate deposits and 20.2% of gross bank credit outstanding of the scheduled commercial banks. Their network of 5,607 branches accounted for 8.4% of the total branch network of scheduled commercial banks in the country. At the end of the first quarter of fiscal 2005, ICICI Bank accounted for approximately 4.2% of aggregate deposits and 7.8% of non-food credit outstanding of the scheduled commercial banks.

     Foreign Banks

     At year-end fiscal 2004, there were 33 foreign banks with 196 branches operating in India. Foreign banks accounted for 4.8% of aggregate deposits and 6.9% of outstanding gross bank credit of scheduled commercial banks at year-end fiscal 2004. As part of the liberalization process, the Reserve Bank of India has permitted foreign banks to operate more freely, subject to requirements largely similar to those imposed on domestic banks. Foreign banks operate in India through branches of the parent bank. The Indian government has permitted foreign banks to operate in India by setting up branches, incorporating wholly-owned subsidiaries or acquiring up to 74.0% of the equity share capital of an Indian private sector bank. In its recent draft "Comprehensive Policy Framework for Ownership and Governance in Private Sector Banks", the Reserve Bank of India proposed a limit of 5.0% on the shareholding of a foreign bank with a presence in India in an Indian private sector bank. Subsequently, in a circular dated July 6, 2004, the Reserve Bank of India stipulated that banks should not acquire any fresh stake in a bank's equity shares, if by such acquisition, the investing bank's holding exceeded 5.0% of the investee bank's equity capital. This also applies to holdings of foreign banks with a presence in India, in Indian banks. The primary activity of most foreign banks in India has been in the corporate segment. However, some of the larger foreign banks have made consumer financing a larger part of their portfolios. These banks offer products such as automobile finance, home loans, credit cards and household consumer finance.

Cooperative Banks

     Cooperative banks cater to the financing needs of agriculture, small industry and self-employed businessmen in urban and semi-urban areas of India. The state land development banks and the primary land development banks provide long-term credit for agriculture. In the light of liquidity and insolvency problems experienced by some cooperative banks in fiscal 2001, the Reserve Bank of India undertook several interim measures, pending formal legislative changes, including measures related to lending against shares, borrowings in the call market and term deposits placed with other urban cooperative banks. Presently the Reserve Bank of India is responsible for supervision and regulation of urban co-operative societies, and the National Bank for Agriculture and Rural Development (NABARD) for State Co-operative Banks and District Central Co-operative Banks. The Banking Regulation (Amendment) and Miscellaneous Provisions Bill, 2003, which has been introduced in the Indian Parliament, provides for the regulation of all co-operative banks by the Reserve Bank of India. See also "-- Recent Structural Reforms - Proposed Amendments to the Banking Regulation Act". In its Annual Policy Statement for fiscal 2005, the Reserve Bank of India announced that it proposed to consider issuance of fresh licenses to urban co-operative banks only after a comprehensive policy on urban cooperative banks was in place, including an appropriate legal and regulatory framework for the sector. The government of India has proposed to appoint a task force to examine the reforms required in the cooperative banking system.

Long-Term Lending Institutions

     The long-term lending institutions were established to provide medium-term and long-term financial assistance to various industries for setting up new projects and for the expansion and modernization of existing facilities. These institutions provide fund-based and non-fund-based assistance to industry in the form of loans, underwriting, direct subscription to shares, debentures and guarantees. The primary long-term lending institutions include Industrial Development Bank of India, IFCI Limited and Industrial Investment Bank of India and included ICICI prior to the amalgamation.

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

     Pursuant to the recommendations of the Narasimham Committee II and the Khan Working Group, a working group created in 1999 to harmonize the role and operations of long-term lending institutions and banks, the Reserve Bank of India, in its mid-term review of monetary and credit policy for fiscal 2000, announced that long-term lending institutions would have the option of transforming themselves into banks subject to compliance with the prudential norms as applicable to banks. In April 2001, the Reserve Bank of India issued guidelines on several operational and regulatory issues which were required to be addressed in evolving the path for transition of a long-term lending institution into a universal bank. See "-- Recent Structural Reforms - Universal Banking Guidelines". In April 2002, ICICI merged with ICICI Bank. The Industrial Development Bank (Transfer of Undertaking and Repeal) Act, 2003 converted the Industrial Development Bank of India into a banking company to be incorporated under the Companies Act, 1956, with exemptions from certain statutory and regulatory norms applicable to banks, including an exemption for a period of five years from the statutory liquidity ratio. The board of directors of the Industrial Development Bank of India has approved its merger with IDBI Bank Limited, a new private sector bank which is a subsidiary of the Industrial Development Bank of India, subject to approval by the shareholders and other regulatory approvals. The board of directors of IDBI Bank Limited has also taken a decision to the same effect. A merger has also been proposed of IFCI Limited with Punjab National Bank, a large public sector bank.

Non-Bank Finance Companies

     There are over 10,000 non-bank finance companies in India, mostly in the private sector. All non-bank finance companies are required to register with the Reserve Bank of India. The non-bank finance companies may be categorized into entities which take public deposits and those which do not. The companies which accept public deposits are subject to strict supervision and capital adequacy requirements of the Reserve Bank of India. ICICI Securities Limited, ICICI Venture Funds Management Company Limited and ICICI Distribution Finance Private Limited, which are our subsidiaries, are non-bank finance companies, which do not accept public deposits. The scope and activities of non-bank finance companies have grown significantly over the years. The primary activities of the non-bank finance companies are consumer credit, including automobile finance, home finance and consumer durable products finance, wholesale finance products such as bill discounting for small and medium-sized companies, and fee-based services such as investment banking and underwriting. In 2003, Kotak Mahindra Finance Limited, a large non-bank finance company was granted a banking license by the Reserve Bank of India and converted itself into Kotak Mahindra Bank.

     Over the past few years, certain non-bank finance companies have defaulted to investors and depositors, and consequently actions (including bankruptcy proceedings) have been initiated against them, many of which are currently pending. See also "-- Reforms of the Non-Bank Finance Companies".

     Housing Finance Companies

     Housing finance companies form a distinct sub-group of the non-bank finance companies. As a result of the various incentives given by the government for investing in the housing sector in recent years, the scope of this business has grown substantially. Until recently, Housing Development Finance Corporation Limited was the premier institution providing housing finance in India. In recent years, several other players including banks have entered the housing finance industry. We are a major housing finance provider and also have a housing finance subsidiary, ICICI Home Finance Company Limited. The National Housing Bank and the Housing and Urban Development Corporation Limited are the two government-controlled financial institutions created to improve the availability of housing finance in India. The National Housing Bank Act provides for securitization of housing loans, foreclosure of mortgages and setting up of the Mortgage Credit Guarantee Scheme. The Reserve Bank of India has directed commercial banks to lend at least 3.0% of their incremental deposits in the form of housing loans. Further, the Reserve Bank of India has reduced the risk weight for loans for residential properties to 50.0% for the purpose of determining capital adequacy. Housing loans up to certain limits prescribed by the Reserve Bank of India as well as mortgage-backed securities qualify as priority sector lending under the Reserve Bank of India's directed lending rules. See also "Supervision and Regulation - Capital Adequacy Requirements" and "Supervision and Regulation - Directed Lending - Priority Sector Lending."

Other Financial Institutions

     Specialized Financial Institutions

     In addition to the long-term lending institutions, there are various specialized financial institutions which cater to the specific needs of different sectors. They include the National Bank for Agricultural and Rural Development, Export Import Bank of India, Small Industries Development Bank of India, Risk Capital and Technology Finance Corporation Limited, Tourism Finance Corporation of India Limited, National Housing Bank, Power Finance Corporation Limited and the Infrastructure Development Finance Corporation Limited.

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

     Insurance Companies

     Currently, there are 27 insurance companies in India, of which 13 are life insurance companies, 13 are general insurance companies and one is a re-insurance company. Of the 13 life insurance companies, 12 are in the private sector and one is in the public sector. Among the general insurance companies, eight are in the private sector and five are in the public sector including the Export Credit Guarantee Corporation of India Limited, which is a central government enterprise providing insurance to exporters and counter-guarantees to banks for credit given to exporters. The re-insurance company, General Insurance Corporation of India, is in the public sector. Life Insurance Corporation of India, General Insurance Corporation of India and public sector general insurance companies also provide long-term financial assistance to the industrial sector. We have joint ventures in each of the life insurance and the general insurance sectors. Our life insurance joint venture, ICICI Prudential Life Insurance Company Limited and our general insurance joint venture, ICICI Lombard General Insurance Company Limited, are both major players in their respective segments. During fiscal 2004, the total gross premiums underwritten of all general insurance companies were Rs. 161.2 billion (US$ 3.7 billion) and the total new premiums of all life insurance companies were Rs. 187.1 billion (US$ 4.3 billion). From April to July 2004, the gross premiums underwritten by all general insurance companies and the total new premiums of all life insurance companies amounted to Rs. 63.7 billion (US$ 1.5 billion) and Rs. 55.3 billion (US$ 1.3 billion) respectively.

     The insurance sector in India is regulated by the Insurance Regulatory and Development Authority. In December 1999, the parliament passed the Insurance Regulatory and Development Authority Act, 1999. This Act opened up the Indian insurance sector for foreign and private investors. The Act allows foreign equity participation in new insurance companies of up to 26.0%. The new company should have a minimum paid up equity capital of Rs. 1.0 billion (US$ 23 million) to carry out the business of life insurance or general insurance or Rs. 2.0 billion (US$ 46 million) to carry out exclusively the business of reinsurance.

     In the monetary and credit policy for fiscal 2001, the Reserve Bank of India issued guidelines governing the entry of banks and financial institutions into the insurance business. The guidelines permit banks and financial institutions to enter the business of insurance underwriting through joint ventures provided they meet stipulated criteria relating to their net worth, capital adequacy ratio, profitability track record, level of impaired loans and the performance of their existing subsidiary companies. The Indian government, while presenting its budget for fiscal 2005, has proposed an increase in the limit on foreign equity participation in private sector insurance companies from 26.0% to 49.0%. However, this would require an amendment to the Insurance Regulatory and Development Authority Act 1999 and has not been implemented as yet.

      Mutual Funds

     At the end of August 2004, there were 28 mutual funds in India with total assets of Rs. 1,556.9 billion (US$ 35.9 billion). From 1963 to 1987, Unit Trust of India was the only mutual fund operating in the country. It was set up in 1963 at the initiative of the government and the Reserve Bank of India. From 1987 onwards, several other public sector mutual funds entered this sector. These mutual funds were established by public sector banks, the Life Insurance Corporation of India and General Insurance Corporation of India. The mutual funds industry was opened up to the private sector in 1993. In this year, the SEBI (Mutual Fund) Regulation 1993 was issued by the Securities and Exchange Board of India, under which all mutual funds except for the Unit Trust of India, were to be registered and governed. The industry is now regulated by a more comprehensive SEBI (Mutual Fund) Regulation, 1996 which replaced the SEBI (Mutual Fund) Regulation 1993.

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

     Committee on the Financial System (Narasimham Committee I)

     The Committee on the Financial System (The Narasimham Committee I) was set up in August 1991 to recommend measures for reforming the financial sector. Many of the recommendations made by the committee, which addressed organizational issues, accounting practices and operating procedures, were implemented by the government of India. The major recommendations that were implemented included the following:

     o with fiscal stabilization and the government increasingly resorting to market borrowing to raise resources, the statutory liquidity ratio or the proportion of the banks' net demand and time liabilities that were required to be invested in government securities was reduced from 38.5% in the pre-reform period to 25.0% in October 1997;

     o similarly, the cash reserve ratio or the proportion of the bank's net demand and time liabilities that were required to be deposited with the Reserve Bank of India was reduced from 15.0% in the pre-reform period to 4.5%. In a circular dated September 11, 2004, the Reserve Bank of India has raised the cash reserve ratio to 4.75% with effect from September 18, 2004 and 5.0% with effect from October 2, 2004;

     o    special tribunals were created to resolve bad debt problems;

     o most of the restrictions on interest rates for deposits were removed. Commercial banks were allowed to set their own level of interest rates for all deposits except savings bank deposits;

     o substantial capital infusion to several state-owned banks was approved in order to bring their capital adequacy closer to internationally accepted standards. By the end of fiscal 2002, aggregate recapitalization amounted to Rs. 217.5 billion (US$ 5.0 billion). The stronger public sector banks were given permission to issue equity to further increase capital; and

     o    banks were granted the freedom to open or close branches.

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

Recent Structural Reforms

     Proposed Amendments to the Banking Regulation Act

     Legislation seeking to amend the Banking Regulation Act has been introduced in the Indian Parliament. As presently drafted, the main amendments propose to:

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

     Legislative Framework for Recovery of Debts due to Banks

     In fiscal 2003, the Indian Parliament passed the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002. This Act provides that a secured creditor may, in respect of loans classified as non-performing in accordance with the Reserve Bank of India guidelines, give notice in writing to the borrower requiring it to discharge its liabilities within 60 days, failing which the secured creditor may take possession of the assets constituting the security for the loan, and exercise management rights in relation thereto, including the right to sell or otherwise dispose of the assets. This Act also provides for the setting up of asset reconstruction companies regulated by the Reserve Bank of India to acquire assets from banks and financial institutions. The Reserve Bank of India has issued guidelines for asset reconstruction companies in respect of their establishment, registration and licensing by the Reserve Bank of India, and operations. Asset Reconstruction Company (India) Limited, set up by us, Industrial Development Bank of India, State Bank of India and certain other banks and institutions, has received registration from the Reserve Bank of India.

     Several petitions challenging the constitutional validity of the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 were filed before the Indian Supreme Court. The Supreme Court, in April 2004, upheld the constitutionality of the Act, other than the requirement originally included in the Act that the borrower deposit 75.0% of the dues with the debt recovery tribunal as a precondition for appeal by the borrower against the enforcement measures. The government of India, while announcing its budget for fiscal 2005, has proposed to amend the Act to further strengthen the recovery process.

     Earlier, following the recommendations of the Narasimham Committee, the Recovery of Debts due to Banks and Financial Institutions Act, 1993 was enacted. This legislation provides for the establishment of a tribunal for speedy resolution of litigation and recovery of debts owed to banks or financial institutions. The Act creates tribunals before which the banks or the financial institutions can file a suit for recovery of the amounts due to them. However, if a scheme of reconstruction is pending before the Board for Industrial and Financial Reconstruction, under the Sick Industrial Companies (Special Provision) Act, 1985, no proceeding for recovery can be initiated or continued before the tribunals. This protection from creditor action ceases if the secured creditor takes action under

Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act. While presenting its budget for fiscal 2002, the government of India announced measures for the setting up of more debt recovery tribunals and the eventual repeal of the Sick Industrial Companies (Special Provision) Act, 1985. To date, however, this Act has not been repealed.

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

     Pension Reforms

     Currently, there are three categories of pension schemes in India: pension schemes for government employees, pension schemes for employees in the organized sector and voluntary pension schemes. In case of pension schemes administered for government employees, the government pays its employees a defined periodic benefit upon their retirement. Further, the contribution towards the pension scheme is funded solely by the government and not matched by a contribution from the employees. The Employees Provident Fund, established in 1952, is a mandatory program for employees of certain establishments. It is a contributory program that provides for periodic contributions of 10% to 12% of the basic salary by both the employer and the employees. The contribution is invested in prescribed securities and the accumulated balance in the fund (including the accretion thereto) is paid to the employee as a lump sum on retirement. Besides these, there are voluntary pension schemes administered by the government (the Public Provident Fund to which contribution may be made up to a maximum of Rs. 70,000 or US$ 1,613 per annum) or offered by insurance companies, where the contribution may be made on a voluntary basis. Such voluntary contributions are often driven by tax benefits offered under the scheme.

     In 1998, the government commissioned the Old Age Social and Income Security (OASIS) project and nominated an expert committee to suggest changes to the existing policy framework. The committee submitted its report in January 2000, recommending a system for private sector management of pension funds to provide market-linked returns. It also recommended the establishment of a separate pensions regulatory authority to regulate the pensions system. Subsequently, in the budget for fiscal 2001, the government announced that a high level committee would be formulated to design a contribution-based pension scheme for new government recruits. The government also requested the Insurance Regulatory and Development Authority to draw up a roadmap for implementing the OASIS Report. The Insurance Regulatory and Development Authority submitted its report in October 2001. The report suggested that pension fund managers should constitute a separate legal entity to conduct their pension business. In August 2003, the government announced that it would be mandatory for its new employees (excluding defense personnel) to join a new defined contribution pension scheme where both the government and the employee would make monthly contributions of 10% of the employee's salary. The government also announced that a Pension Fund Development and Regulatory Authority would be set up to regulate the pension industry. The government constituted the interim Pension Fund Development and Regulatory Authority on October 11, 2003. In December 2003, the government announced that the new pension scheme would be applicable to all new recruits to Indian government service (excluding defense personnel) from January 1, 2004.

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

     Credit Policy for Fiscal 2004

     In the monetary and credit policy for fiscal 2004 announced in April 2003, the Reserve Bank of India introduced the following key measures:

     o The bank rate (the rate at which banks borrow from the Reserve Bank of India) was reduced further by 0.25% from 6.25% to 6.0% and the cash reserve ratio was also reduced by 0.25% to 4.5%. Earlier, the Indian government's budget for fiscal 2004 had reduced the interest rates on small savings schemes and public provident fund by 100 basis points to 8.0% and at the same time the Reserve Bank of India reduced the interest rate on savings bank accounts by 50 basis points to 3.5%; and

     o The maturity period for non-resident external deposits was increased from six months to one year.

     Annual Policy Statement for Fiscal 2005

     In its Annual Policy Statement for fiscal 2005 announced in May 2004, the Reserve Bank of India kept the bank rate and repo rate (the annualized interest earned by the lender in a repurchase transaction between two banks or between a bank and the Reserve Bank of India) unchanged at 6.0% and 4.5% respectively and introduced the following key measures:

     o Banks are permitted to raise long-term bonds with a minimum maturity of five years to the extent of their exposure of residual maturity of more than five years to the infrastructure sector;

     o The scope of definition of infrastructure lending is expanded to include construction relating to projects involving agro-processing and supply of inputs to agriculture, construction of preservation and storage facilities for processed agro-products and construction of educational institutions and hospitals;

     o Measures were announced to facilitate the flow of credit to agricultural and related sectors by including loans for storage facilities and securitized agricultural loans as priority sector advances;

     o Resident individuals are permitted to remit freely up to US$ 25,000 per calendar year, for any current or capital account transaction or a combination of these. Indian corporates and partnership firms are allowed to invest up to 100.0% of their net worth overseas;

     o Banks are permitted, under exceptional circumstances, with the approval of their Boards, to consider enhancement of the exposure to the borrower up to a maximum of 5.0% of capital funds, subject to the borrower consenting to the bank making appropriate disclosures in its annual report; and

     o Introduction of a graded higher provisioning requirement according to the age of non-performing assets, which are included under `doubtful for more than three years' category, with effect from March 31, 2005. See "Supervision and Regulation".

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

     Efforts have also been made to integrate non-bank finance companies into the mainstream financial sector. The first phase of this integration covered measures relating to registrations and standards. The focus of supervision has now shifted to non-bank finance companies accepting public deposits. This is because companies accepting public deposits are required to comply with all the directions relating to public deposits, prudential norms and liquid assets. A task force on non-bank finance companies set up by the government of India submitted its report in October 1998, and recommended several steps to rationalize the regulation of non-bank finance companies. Accepting these recommendations, the Reserve Bank of India issued new guidelines for non-bank finance companies, which were as follows:

     o a minimum net owned fund of Rs. 2.5 million (US$ 57,604) is mandatory before existing non-bank finance companies may accept public deposits;

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

     In the monetary and credit policy for fiscal 2000, the Reserve Bank of India stipulated a minimum capital base of Rs. 20 million (US$ 460,829) for all new non-bank finance companies. In the government of India's budget for fiscal 2002, the procedures for foreign direct investment in non-bank finance companies were substantially liberalized.

     During fiscal 2003, the Reserve Bank introduced a number of measures to enhance the regulatory and supervisory standards of non-bank finance companies, especially in order to bring them at par with commercial banks, in select operations, over a period of time. Regulatory measures adopted during the year included aligning interest rates in this sector with the rates prevalent in the rest of the economy, tightening prudential norms, standardizing operating procedures and harmonizing supervisory directions with the requirements of the Indian Companies Act. The maximum rate of interest that non-bank finance companies could pay on their public deposits was reduced from 12.5% per annum to 11.0% per annum effective March 4, 2003.

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

     Capital Adequacy Requirements

     ICICI Bank is subject to the capital adequacy requirements of the Reserve Bank of India, which, based on the guidelines of the Basel Committee on Banking Regulations and Supervisory Practices, 1998, require ICICI Bank to maintain a minimum ratio of capital to risk adjusted assets and off-balance sheet items of 9.0%, at least half of which must be Tier 1 capital.

     The total capital of a banking company is classified into Tier 1 and Tier 2 capital. Tier 1 capital, the core capital, provides the most permanent and readily available support against unexpected losses. It comprises paid-up capital and reserves consisting of any statutory reserves, free reserves and capital reserve pursuant to the Indian Income-tax Act as reduced by equity investments in subsidiaries, intangible assets and losses in the current period and those brought forward from the previous period. In fiscal 2003, the Reserve Bank of India issued a guideline requiring a bank's deferred tax asset to be treated as an intangible asset and deducted from its Tier 1 capital.

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

     Risk adjusted assets and off-balance sheet items considered for determining the capital adequacy ratio are the risk weighted total of specified funded and non-funded exposures. Degrees of credit risk expressed as percentage weighting have been assigned to various balance sheet asset items and conversion factors to off-balance sheet items. The value of each item is multiplied by the relevant weight or conversion factor to produce risk-adjusted values of assets and off-balance-sheet items. Standby letters of credit/ guarantees and documentary credits are treated as similar to funded exposure and are subject to similar risk weight. All foreign exchange open position limits of the bank carry a 100.0% risk weight. Capital requirements have also been prescribed for open positions in gold.

     Effective March 31, 2001, banks and financial institutions were required to assign a risk weight of 2.5% in respect of the entire investment portfolio to cover market risk, over and above the existing risk weights for credit risk in non-government and non-approved securities. In fiscal 2002, with a view to the building up of adequate reserves to guard against any possible reversal of the interest rate environment in the future due to unexpected developments, the Reserve Bank of India advised banks to build up an investment fluctuation reserve of a minimum of 5.0% of the bank's investment portfolio within a period of five years, by fiscal 2006. This reserve has to be computed with respect to investments in held for trading and available for sale categories. Investment fluctuation reserve is included in Tier 2 capital. In June 2004, the Reserve Bank of India issued guidelines on capital for market risk. The guidelines prescribe the method of computation of risk-weighted assets in respect of market risk. The aggregate risk weighted assets are required to be taken into account for determining the capital adequacy ratio. Banks would be required to maintain a capital charge for market risk in respect of their trading book exposure (including derivatives) by year-end fiscal 2005 and securities included under available for sale category by year-end fiscal 2006.

     Loan Loss Provisions and Non-Performing Assets

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

         Asset Classification

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

     In line with the Reserve Bank of India master circular on income recognition, asset classification and provisioning pertaining to advances portfolio of banks, issued in July 2004 for banks, non-performing assets are classified as described below.

     Sub-Standard Assets. Assets that are non-performing assets for a period not exceeding 18 months (12 months effective year-end fiscal 2005). In such cases, the current net worth of the borrower / guarantor or the current market value of the security charged is not enough to ensure recovery of dues to the banks in full. Such an asset has well-defined credit weaknesses that jeopardize the liquidation of the debt and are characterized by the distinct possibility that the bank will sustain some loss, if deficiencies are not corrected.

     Doubtful Assets. Assets that are non-performing assets for more than 18 months (12 months effective year-end fiscal 2005). A loan classified as doubtful has all the weaknesses inherent in assets that are classified as sub-standard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable.

     Loss Assets. Assets on which losses have been identified by the bank or internal or external auditors or the Reserve Bank India inspection but the amount has not been written off fully.

     There are separate guidelines for projects under implementation which are based on the achievement of financial closure and the date of approval of the project financing.

     The Reserve Bank of India also has separate guidelines for restructured loans. A fully secured restructured standard asset can be restructured by reschedulement of principal repayment and/or the interest element, but must be separately disclosed as a restructured asset. The amount of sacrifice, if any, in the element of interest, measured in present value terms, is either written off or provision is made to the extent of the sacrifice involved. Similar guidelines are applicable to sub-standard assets. The sub-standard accounts which have been subjected to restructuring, whether in respect of principal installment or interest amount, by whatever modality, are eligible to be upgraded to the standard category only after the specified period, i.e., a period of one year after the date when first payment of interest or of principal, whichever is earlier, falls due, subject to satisfactory performance during the period.

     To put in place an institutional mechanism for the restructuring of corporate debt, the Reserve Bank of India has devised a corporate debt restructuring system. See "Overview of the Indian Financial Sector - Recent Structural Reforms -- Corporate Debt Restructuring Forum".

         Provisioning and Write-Offs

     Provisions are based on guidelines specific to the classification of the assets. The following guidelines apply to the various asset classifications:

     o    Standard Assets. A general provision of 0.25% is required.

     o    Sub-Standard Assets. A general provision of 10.0% is required.

     o Doubtful Assets. A 100.0% write-off is required to be taken against the unsecured portion of the doubtful asset and charged against income. The value assigned to the collateral securing a loan is the amount reflected on the borrower's books or the realizable value determined by third party appraisers. Until year-end fiscal 2004, in cases where there was a secured portion of the asset, depending upon the period for which the asset remained doubtful, a 20.0% to 50.0% provision was required to be taken against the secured asset as follows:

          o    Up to one year: 20.0% provision

          o    One to three years: 30.0% provision

          o    More than three years: 50.0% provision

     In July 2004, the Reserve Bank of India introduced additional provisioning requirements for non-performing assets classified as `doubtful for more than three years'. Effective year-end fiscal 2005, 100.0% provision will have to be made for the secured portion of assets classified as doubtful for more than three years on or after April 1, 2004. For the secured portion of assets classified as doubtful for more than three years at March 31, 2004, a provision of 60.0% will have to be made by year-end fiscal 2005, 75.0% by year-end fiscal 2006 and 100.0% by year-end fiscal 2007.

          o Loss Assets. The entire asset is required to be written off or provided for.

          o Restructured Assets. A provision is made equal to the net present value of the reduction in the rate of interest on the loan over its maturity.

     While the provisions indicated above are mandatory, a higher provision in a loan amount is required if considered necessary by the management.

     Regulations relating to Making Loans

     The provisions of the Banking Regulation Act govern the making of loans by banks in India. The Reserve Bank of India issues directions covering the loan activities of banks. Some of the major guidelines of Reserve Bank of India, which are now in effect, are as follows:

          o The Reserve Bank of India has prescribed norms for bank lending to non-bank financial companies and financing of public sector disinvestment.

          o Banks are free to determine their own lending rates but each bank must declare its prime lending rate as approved by its board of directors. Banks are required to declare a benchmark prime lending rate based on various parameters including cost of funds, operating expenses, capital charge and profit margin. Each bank should also indicate the maximum spread over the prime lending rate for all credit exposures other than retail loans. The interest charged by banks on advances up to Rs. 200,000 (US$ 4,608) to any one entity (other than certain permitted types of loans including loans to individuals for acquiring residential property, loans for purchase of consumer durables and other non-priority sector personal loans) must not exceed the prime lending rate. Banks are also given freedom to lend at a rate below the prime lending rate in respect of creditworthy borrowers and exposures. Interest rates for certain categories of advances are regulated by the Reserve Bank of India.

          o In terms of Section 20(1) of the Banking Regulation Act, a banking company is prohibited from entering into any commitment for granting any loans or advances to or on behalf of any of its directors, or any firm in which any of its directors is interested as partner, manager, employee or guarantor, or any company (not being a subsidiary of the banking company or a company registered under Section 25 of the Companies Act, 1956, or a government company) of which, or the subsidiary or the holding company of which any of the directors of the bank is a director, managing agent, manager, employee or guarantor or in which he holds substantial interest, or any individual in respect of whom any of its directors is a partner or guarantor. There are certain exemptions in this regard as the explanation to the section provides that `loans or advances' shall not include any transaction which Reserve Bank of India may specify by general or special order as not being a loan or advance for the purpose of such section. ICICI Bank is in compliance with these requirements.

     Legislation introduced in the Parliament to amend the Banking Regulation Act has proposed to prohibit lending to relatives of directors and to non-subsidiary companies that are under the same management as the banking company, joint ventures, associates or the holding company of the banking company. See also "The Indian Financial Sector--Recent Structural
Reforms--Proposed Amendments to the Banking Regulation Act".

     There are guidelines on loans against equity shares in respect of amount, margin requirement and purpose.

     Regulations relating to Sale of Assets to Asset Reconstruction Companies

     The Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 provides for sale of financial assets by banks and financial institutions to asset reconstruction companies. Reserve Bank of India has issued guidelines to banks on the process to be followed for sales of financial assets to asset reconstruction companies. These guidelines provide that a bank may sell financial assets to an asset reconstruction company provided the asset is a non-performing asset. A bank may sell a standard asset only if the borrower has a consortium or multiple banking arrangement, at least 75.0% by value of the total loans to the borrower are classified as non-performing and at least 75.0% by value of the banks and financial institutions in the consortium or multiple banking arrangement agree to the sale. The banks selling financial assets should ensure that there is no known liability devolving on them and that they do not assume any operational, legal or any other type of risks relating to the financial assets sold. Further, banks may not sell financial assets at a contingent price with an agreement to bear a part of the shortfall on ultimate realization. However, banks may sell specific financial assets with an agreement to share in any surplus realized by the asset reconstruction company in the future. While each bank is required to make its own assessment of the value offered in the sale before accepting or rejecting an offer for purchase of financial assets by an asset reconstruction company, in consortium or multiple banking arrangements where more than 75.0% by value of the banks or financial institutions accept the offer, the remaining banks or financial institutions are obliged to accept the offer. Consideration for the sale may be in the form of cash, bonds or debentures or security receipts or pass through certificates issued by the asset reconstruction company or trusts set up by it to acquire the financial assets.

     Directed Lending

         Priority Sector Lending

     The Reserve Bank of India requires commercial banks to lend a certain percentage of their net bank credit to specific sectors (the priority sectors), such as agriculture, small-scale industry, small businesses and housing finance. Total priority sector advances should be 40.0% of net bank credit with agricultural advances required to be 18.0% of net bank credit and advances to weaker sections required to be 10.0% of net bank credit, and 1.0% of the previous year's net bank credit required to be lent under the Differential Rate of Interest scheme. Any shortfall in the amount required to be lent to the priority sectors may be required to be deposited with the National Bank for Agriculture and the Rural Development. These deposits can be for a period of one year or five years.

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

     The limits currently set by the Reserve Bank of India are as follows:

     1. Exposure ceiling for a single borrower is 15.0% of capital funds and group exposure limit is 40.0% of capital funds. In case of financing for infrastructure projects, the exposure limit to a single borrower is extendable by another 5.0%, i.e., up to 20.0% of capital funds and the group exposure limit is extendable by another 10.0%, i.e., up to 50.0% of capital funds. Banks may, in exceptional circumstances, with the approval of their board of directors, consider enhancement of the exposure to a borrower up to a maximum of further 5.0% of capital funds, subject to the borrower consenting to the banks making appropriate disclosures in their annual reports.

     2. Capital funds is the total capital as defined under capital adequacy norms (Tier 1 and Tier 2 capital).

     3. Non-fund based exposures are calculated at 100.0% and in addition, banks include forward contracts in foreign exchange and other derivative products, like currency swaps and options, at their replacement cost value in determining individual or group borrower exposure ceilings, effective April 1, 2003.

     At fiscal year-end fiscal 2004, ICICI Bank was in compliance with these limits. ICICI Bank had received specific approval from the Reserve Bank of India for exceeding the limit in the case of one borrower group exposure and three single borrower exposures.

     To ensure that exposures are evenly spread, the Reserve Bank of India requires banks to fix internal limits of exposure to specific sectors. These limits are subject to periodical review by the banks. ICICI Bank has fixed a ceiling of 12.0% on its exposure to any one industry (other than retail loans) and monitors its exposures accordingly.

     Regulations relating to Investments and Capital Market Exposure Limits

     Pursuant to the Reserve Bank of India guidelines, the exposure of banks to capital markets by way of investments in shares, convertible debentures, units of equity oriented mutual funds and loans to brokers, should not exceed 5.0% of total advances (including commercial paper) at March 31 of the previous fiscal year and investments in shares, convertible debentures and units of equity oriented mutual funds should not exceed 20.0% of the bank's net worth. Pursuant to the terms of the Reserve Bank of India's approval for the amalgamation, ICICI's project finance related investments are excluded from the computation of these limits for a period of five years from the amalgamation. In addition, the Reserve Bank of India has approved the exclusion of specific equity investments acquired by conversion of debt under restructuring schemes approved by the Corporate Debt Restructuring Forum.

     In November 2003, Reserve Bank of India issued guidelines on investments by banks in non-Statutory Liquidity Ratio securities issued by companies, banks, financial institutions, central and state government sponsored institutions and special purpose vehicles. These guidelines apply to primary market subscriptions and secondary market purchases. Pursuant to these guidelines, banks are prohibited from investing in non-Statutory Liquidity Ratio securities with an original maturity of less than one year, other than commercial paper and certificates of deposits. Banks are also prohibited from investing in unrated securities. A bank's investment in unlisted non-Statutory Liquidity Ratio securities may not exceed 10.0% of its total investment in non-Statutory Liquidity Ratio securities as at the end of the preceding fiscal year. These guidelines will not apply to investments in security receipts issued by securitization or reconstruction companies registered with Reserve Bank of India and asset backed securities and mortgage backed securities with a minimum investment grade credit rating. These guidelines are effective April 1, 2004, with provision for compliance in a phased manner by January 1, 2005.

     In April 1999, the Reserve Bank of India, in its monetary and credit policy, stated that the investment by a bank in subordinated debt instruments, representing Tier 2 capital, issued by other banks and financial institutions should not exceed 10.0% of the investing bank's capital including Tier 2 capital and free reserves. In July 2004, the Reserve Bank of India imposed a ceiling of 10.0% of capital funds (Tier 1 plus Tier 2 capital) on investments by banks and financial institutions in equity shares, preference shares eligible for capital status, subordinated debt instruments, hybrid debt capital instruments and any other instrument approved as in the nature of capital, issued by other banks and financial institutions. Investments in the instruments which are not deducted from Tier I capital of the investing bank or financial institution, will attract 100.0% risk weight for credit risk for capital adequacy purposes. Further, banks and financial institutions cannot acquire any fresh stake in a bank's equity shares, if by such acquisition, the investing bank's or financial institution's holding exceeds 5.0% of the investee bank's equity capital. Banks with investments in excess of the prescribed limits were required to apply to the Reserve Bank of India with a roadmap for reduction of the exposure. We have equity shareholding in excess of the prescribed limits in two Indian private sector banks, Federal Bank Limited and South Indian Bank Limited, and have submitted a roadmap for reduction of our shareholding to the Reserve Bank of India.

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

     ICICI Bank is in compliance with these guidelines, except for the consolidated capital market exposure limits. ICICI Bank has submitted to the Reserve Bank of India that the limit of 2.0% of consolidated advances and 10.0% of consolidated net worth effectively reduces the standalone capital market exposure limit of 5.0% of advances and 20.0% of net worth. On a consolidated basis, ICICI Bank has exceeded the exposure limits in respect of one borrower group exposure and three single borrower exposures. The Reserve Bank of India has granted approval for exceeding the norms in these cases on a standalone basis. See also "-- Credit Exposure Limits".

     In June 2004, the Reserve Bank of India published the report of a working group on monitoring of financial conglomerates, which proposed the following framework:

     o identification of financial conglomerates that would be subjected to focused regulatory oversight;

     o monitoring intra-group transactions and exposures and large exposures of the group to outside counter parties;

     o identifying a designated entity within each group that would collate data in respect of all other group entities and furnish the same to its regulator; and

     o    formalising a mechanism for inter-regulatory exchange of information.

     The proposed framework covers entities under the jurisdiction of the Reserve Bank of India, the Securities and Exchange Board of India, the Insurance Regulatory and Development Authority and the National Housing Bank and would in due course be extended to entities regulated by the proposed Pension Fund Regulatory and Development Authority. The Reserve Bank of India has identified ICICI Bank and its related entities as a financial conglomerate with ICICI Bank as the designated entity responsible for reporting to the Reserve Bank of India.

     Banks' Investment Classification and Valuation Norms

     Based on the comments to the Report of the Informal Group on Banks' Investment Portfolio, the Reserve Bank of India finalized its guidelines on categorization and valuation of banks' investment portfolio. These guidelines were effective from September 30, 2000. The salient features of the guidelines are given below.

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

     In September 2004, the Reserve Bank of India announced that it would set up an internal group to review the investment classification guidelines to align them with international practices and the current state of risk management practices in India, taking into account the unique requirement applicable to banks in India of maintenance of a statutory liquidity ratio equal to 25.0% of their demand and time liabilities. In the meanwhile, the Reserve Bank of India has permitted banks to exceed the limit of 25.0% of investments for the held to maturity category provided the excess comprises only statutory liquidity ratio investments and the aggregate of such investments in the held to maturity category do not exceed 25.0% of the demand and time liabilities. The Reserve Bank of India has permitted banks to transfer additional securities to the held to maturity category as a one time measure during fiscal 2005, in addition to the transfer permitted under the earlier guidelines. The transfer would be done at the lower of acquisition cost, book value or market value on the date of transfer.

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

     Investments in security receipts or pass through certificates issued by asset reconstruction companies or trusts set up by asset reconstruction companies should be valued at the net asset value announced periodically by the asset reconstruction company based on the valuation of the underlying assets.

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

     Prohibition on Short-Selling

     The Reserve Bank of India does not permit short selling of securities by banks. The Reserve Bank of India has permitted banks to sell government of India securities already contracted for purchase provided the purchase contract is confirmed and the contract is guaranteed by Clearing Corporation of India Limited or the security is contracted for purchase from the Reserve Bank of India. Each security is deliverable or receivable on a net basis for a particular settlement cycle.

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

     Domestic time deposits have a minimum maturity of 15 days (seven days in respect of deposits over Rs. 1.5 million (US$ 34,562) with effect from April 19, 2001) and a maximum maturity of 10 years. Time deposits from non-resident Indians denominated in foreign currency have a minimum maturity of one year and a maximum maturity of three years. Starting April 1998, the Reserve Bank of India has permitted banks the flexibility to offer varying rates of interests on domestic deposits of the same maturity subject to the following conditions:

     o    Time deposits are of Rs. 1.5 million (US$ 34,562) and above; and

     o Interest on deposits is paid in accordance with the schedule of interest rates disclosed in advance by the bank and not pursuant to negotiation between the depositor and the bank.

     ICICI Bank stipulates a minimum balance of Rs. 10,000 (US$ 230) for a non-resident rupee savings deposit. Interest rates on non-resident rupee term deposits of one to three years maturity are not permitted to exceed the LIBOR/SWAP rates for US dollar of corresponding maturity. Interest rates on non-resident rupee savings deposits are not permitted to exceed the LIBOR/SWAP rate for six months maturity on US dollar deposits and are fixed quarterly on the basis of the LIBOR/SWAP rate of US dollar on the last working day of the preceding quarter.

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

     Regulations on Asset Liability Management

     At present, the Reserve Bank of India's regulations for asset liability management require banks to draw up asset-liability gap statements separately for rupee and for four major foreign currencies. These gap statements are prepared by scheduling all assets and liabilities according to the stated and anticipated re-pricing date, or maturity date. These statements have to be submitted to the Reserve Bank of India on a quarterly basis. The Reserve Bank of India has advised banks to actively monitor the difference in the amount of assets and liabilities maturing or being re-priced in a particular period and place internal prudential limits on the gaps in each time period, as a risk control mechanism. Additionally, the Reserve Bank of India has asked banks to manage their asset-liability structure such that the negative liquidity gap in the 1-14 day and 15-28 day time periods does not exceed 20.0% of cash outflows in these time periods. This 20.0% limit on negative gaps was made mandatory with effect from April 1, 2000. In respect of other time periods, up to one year, Reserve Bank of India has directed banks to lay down internal norms in respect of negative liquidity gaps.

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

     Ownership Restrictions

     The government of India regulates foreign ownership in Indian banks. The total foreign ownership in a private sector bank, like ICICI Bank, cannot exceed 74.0% of the paid-up capital and shares held by foreign institutional investors under portfolio investment schemes through stock exchanges cannot exceed 49.0% of the paid-up capital.

     The Reserve Bank of India's acknowledgement is required for the acquisition or transfer of a bank's shares which will take the aggregate holding (both direct and indirect, beneficial or otherwise) of an individual or a group to equivalent of 5.0% or more of its total paid up capital. Reserve Bank of India, while granting acknowledgement, may take into account all matters that it considers relevant to the application, including ensuring that shareholders whose aggregate holdings are above specified thresholds meet fitness and propriety tests. In determining whether the acquirer or transferee is fit and proper to be a shareholder, Reserve Bank of India may take into account various factors including, but not limited to the acquirer or transferee's integrity, reputation and track record in financial matters and compliance with tax laws, proceedings of a serious disciplinary or criminal nature against the acquirer or transferee and the source of funds for the investment.

     While granting acknowledgement for acquisition or transfer of shares that takes the acquirer's shareholding to 10.0% or more and up to 30.0% of a private sector bank's paid-up capital, Reserve Bank of India may consider additional factors, including but not limited to:

     o the source and stability of funds for the acquisition and ability to access financial markets as a source of continuing financial support for the bank,

     o the business record and experience of the applicant including any experience of acquisition of companies,

     o the extent to which the acquirer's corporate structure is in consonance with effective supervision and regulation of its operations; and

     o in case the applicant is a financial entity, whether the applicant is a widely held entity, publicly listed and a well established regulated financial entity in good standing in the financial community.

     While granting acknowledgement for acquisition or transfer of shares that takes the acquirer's shareholding to 30.0% or more of a private sector bank's paid-up capital, Reserve Bank of India may consider additional factors, including but not limited to whether or not the acquisition is in the public interest and shareholder agreements and their impact on the control and management of the bank's operations.

      In July 2004, the Reserve Bank of India issued a draft policy on ownership and governance in private sector banks. The key provisions of the policy on ownership of banks, which are yet to be made effective, are:

     o No single entity or group of related entities would be permitted to directly or indirectly hold more than 10.0% of the equity capital of a private sector bank and any higher level of acquisition would require the Reserve Bank of India's prior approval;

     o Banks with shareholders with holdings in excess of the prescribed limit would have to indicate a plan for compliance;

     o In respect of corporate shareholders, the objective would be to ensure that no entity or group of related entities has a shareholding in excess of 10.0% in the corporate shareholder. In case of shareholders that are financial entities, the objective will be to ensure that it is widely held, publicly listed and well regulated; and

     o Banks would be responsible for the "fit and proper" criteria for shareholders on an ongoing basis.

     Restrictions on Payment of Dividends

     In April 2004, the Reserve Bank of India issued guidelines stating that a bank would require the prior approval of the Reserve Bank of India for payment of dividends if any of the following conditions are not satisfied:

     o The bank had a capital adequacy ratio of at least 11.0% for the preceding two completed years and the accounting year for which it proposes to declare dividend;

     o    The bank had a net non-performing asset ratio of less than 3.0%;

     o The dividend payout ratio (computed after excluding extraordinary income and before considering dividend distribution tax) should not exceed 33.33%;

     o The proposed dividend should be payable out of the current year's profit; and

     o The financial statements should be free of any qualifications by the statutory auditors, which have an adverse bearing on the profit during that year. In case of any qualification to that effect, the net profit should be suitably adjusted while computing the dividend payout ratio.

     Subsidiaries and Other Investments

     ICICI Bank requires the prior permission of Reserve Bank of India to incorporate a subsidiary. ICICI Bank is required to maintain an "arms' length" relationship in respect of its subsidiaries and in respect of mutual funds sponsored by it in regard to business parameters such as taking undue advantage in borrowing/lending funds, transferring/ selling/buying of securities at rates other than market rates, giving special consideration for securities transactions, in supporting/financing the subsidiary and financing its clients through them when it itself is not able or not permitted to do so. ICICI Bank and its subsidiaries have to observe the prudential norms stipulated by Reserve Bank of India, from time to time, in respect of its underwriting commitments. Pursuant to such prudential norms, ICICI Bank's underwriting or the underwriting commitment of its subsidiaries under any single obligation shall not exceed 15% of an issue. ICICI Bank also requires the prior specific approval of Reserve Bank of India to participate in the equity of financial services ventures including stock exchanges and depositories notwithstanding the fact that such investments may be within the ceiling (lower of 30.0% of the paid up capital of the investee company and 30.0% of the investing bank's own paid up capital and reserves) prescribed under Section 19(2) of the Banking Regulation Act. Further investment by ICICI Bank in a subsidiary, financial services company, financial institution cannot exceed 10.0% of its paid-up capital and reserves and its aggregate investments in all such companies and financial institutions put together cannot exceed 20.0% of its paid-up capital and reserves.

Deposit Insurance

     Demand and time deposits of up to Rs. 100,000 (US$ 2,304) accepted by Indian banks have to be mandatorily insured with the Deposit Insurance and Credit Guarantee Corporation, a wholly-owned subsidiary of the Reserve Bank of India. Banks are required to pay the insurance premium for the eligible amount to the Deposit Insurance and Credit Guarantee Corporation on a semi-annual basis. The cost of the insurance premium cannot be passed on to the customer.

Statutes Governing Foreign Exchange and Cross-Border Business Transactions

     The foreign exchange and cross border transactions undertaken by banks are subject to the provisions of the Foreign Exchange Management Act. All branches should monitor all non-resident accounts to prevent money laundering.

     In November 2003, Reserve Bank of India issued guidelines which stated that no financial intermediary, including banks, will be permitted to raise external commercial borrowings or provide guarantees in favor of overseas lenders for external commercial borrowings. Eligible borrowers may raise external commercial borrowings in excess of US$ 50 million only to finance the import of equipment and to meet foreign exchange needs of infrastructure projects.

Legal Reserve Requirements

     Cash Reserve Ratio

     A banking company such as ICICI Bank is required to maintain a specified percentage of its net demand and time liabilities, excluding inter-bank deposits, by way of cash reserve with itself and by way of balance in current account with the Reserve Bank of India. The cash reserve ratio can be a minimum of 3.0% and a maximum of 20.0% pursuant to section 42 of the Reserve Bank of India Act. On September 11, 2004, the Reserve Bank of India announced an increase in the cash reserve ratio from 4.5% to 4.75% effective September 18, 2004 and 5.0% effective October 2, 2004.

     The following liabilities are excluded from the calculation of the demand and time liabilities to determine the cash reserve ratio:

     o    inter-bank liabilities;

     o    liabilities to primary dealers; and

     o refinancing from the Reserve Bank of India and other institutions permitted to offer refinancing to banks.

     The Reserve Bank of India pays no interest on the cash reserves up to 3.0% of the demand and time liabilities and effective September 18, 2004, pays interest in the balance at 3.5% per annum. Prior to that date, the rate of interest paid was the bank rate (currently 6.0%).

     The cash reserve ratio has to be maintained on an average basis for a fortnightly period and should not be below 70.0% of the required cash reserve ratio on any day of the fortnight.

     Statutory Liquidity Ratio

     In addition to the cash reserve ratio, a banking company such as ICICI Bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities. The percentage of this liquidity ratio is fixed by the Reserve Bank of India from time to time, and it can be a minimum of 25.0% and a maximum of 40.0% pursuant to section 24 of the Banking Regulation Act. At present, the Reserve Bank of India requires banking companies to maintain a liquidity ratio of 25.0%. The Banking Regulation (Amendment) and Miscellaneous Provisions Bill, 2003 recently introduced in the Indian Parliament proposes to amend section 24 of the Banking Regulation Act to remove the minimum Statutory Liquidity Ratio stipulation, thereby giving the Reserve Bank of India the freedom to fix the Statutory Liquidity Ratio below this level. See also "Overview of the Indian Financial Sector - Recent Structural Reforms - Proposed Amendments to the Banking Regulation Act".

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

     Payment of Dividend

     Pursuant to the provisions of the Banking Regulation Act, a bank can pay dividends on its shares only after all its capitalized expenses (including preliminary expenses, share selling commission, brokerage, amounts of losses and any other item of expenditure not represented by tangible assets) have been completely written off. The Indian government may exempt banks from this provision by issuing a notification on the recommendation of the Reserve Bank of India. We have been exempted from this provision in respect of expenses relating to the Early Retirement Option offered by us in fiscal 2004. We have obtained permission from the Reserve Bank of India to write off these expenses over a five-year period in our Indian GAAP accounts.

     Restriction on Share Capital and Voting Rights

     Banks can issue only ordinary shares. The Banking Regulation Act specifies that no shareholder in a banking company can exercise voting rights on poll in excess of 10.0% of total voting rights of all the shareholders of the banking company.

     Only banks incorporated before January 15, 1937 can issue preferential shares. Prior to the amalgamation, ICICI had preference share capital of Rs.
3.5 billion (US$ 81 million). The government of India, on the recommendation of the Reserve Bank of India, has granted an exemption to ICICI Bank which allows the inclusion of preference capital in the capital structure of ICICI Bank for a period of five years, though ICICI Bank is a bank incorporated after January 15, 1937.

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

     o connected and related lending and the profile of ownership, control and management; and

     o    other prudential parameters.

     The Reserve Bank of India also conducts periodical on-site inspections on matters relating to the bank's portfolio, risk management systems, internal controls, credit allocation and regulatory compliance, at intervals ranging from one to three years. ICICI Bank has been and at present also, is, subject to the on-site inspection by the Reserve Bank of India at yearly intervals. The inspection report, along with the report on actions taken by ICICI Bank, has to be placed before our board of directors. On approval by our board of directors, we are required to submit the report on actions taken by it to the Reserve Bank of India. The Reserve Bank of India also discusses the report with the management team including the Managing Director & CEO.

     The Reserve Bank of India also conducts on-site supervision of selected branches of ICICI Bank with respect to their general operations and foreign exchange related transactions.

     Appointment and Remuneration of the Chairman, Managing Director and Other Directors

     ICICI Bank is required to obtain prior approval of the Reserve Bank of India before it appoints its chairman and managing director and any other wholetime directors and fixes their remuneration. The Reserve Bank of India is empowered to remove an appointee to the posts of chairman, managing director and wholetime directors on the grounds of public interest, interest of depositors or to ensure the proper management of ICICI Bank. Further, the Reserve Bank of India may order meetings of our board of directors to discuss any matter in relation to ICICI Bank, appoint observers to such meetings and in general may make such changes to the management as it may deem necessary and may also order the convening of a general meeting of the shareholders of ICICI Bank to elect new directors. ICICI Bank cannot appoint as a director any person who is a director of another banking company. In July 2004, the Reserve Bank of India issued guidelines on `fit and proper' criteria for directors of banks.

     Issue of Bonus Shares

     ICICI Bank would require the prior permission of Reserve Bank of India and its shareholders' approval to issue bonus shares.

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

     Restriction on Creation of Floating Charge

     Prior approval of the Reserve Bank of India is required for creating floating charge on ICICI Bank's undertaking or property. Currently, all ICICI Bank's borrowings including bonds are unsecured.

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

Regulations governing Offshore Banking Units

     The government and Reserve Bank of India have permitted banks to set up Offshore Banking Units in Special Economic Zones, which are specially delineated duty free enclaves deemed to be foreign territory for the purpose of trade operations, duties and tariffs. ICICI Bank has an Offshore Banking Unit located in the Santacruz Electronic Exports Promotion Zone, Mumbai. The key regulations applicable to Offshore Bank Units include, but are not limited to, the following:

o No separate assigned capital is required. However, the parent bank is required to provide a minimum of US$10 million to its Offshore Banking Unit.

o    Offshore Banking Units are exempt from cash reserve ratio requirements.

o Reserve Bank of India may exempt a bank's Offshore Banking Unit from statutory liquidity ratio requirements on specific application by the bank.

o An Offshore Banking Unit may not enter into any transactions in foreign exchange with residents in India, unless such a person is eligible to enter into or undertake such transactions under the Foreign Exchange Management Act, 1999.

o All prudential norms applicable to overseas branches of Indian banks apply to Offshore Banking Units.

o Offshore Banking Units are required to adopt liquidity and interest rate risk management policies prescribed by Reserve Bank of India in respect of overseas branches of Indian banks as well as within the overall risk management and asset and liability management framework of the bank subject to monitoring by the bank's board of directors at prescribed intervals,

     o Offshore Banking Units may raise funds in convertible foreign currency as deposits and borrowings from non-residents including non-resident Indians but excluding overseas corporate bodies.

     o Offshore Banking Units may operate and maintain balance sheets only in foreign currency.

     o The loans and advances of Offshore Banking Units would not be reckoned as net bank credit for computing priority sector lending obligations.

     o Offshore Banking Units must follow the Know Your Customer guidelines and must be able to establish the identity and address of the participants in a transaction, the legal capacity of the participants and the identity of the beneficial owner of the funds.

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

Special Status of Banks in India

     The special status of banks is recognised under various statutes including the Sick Industrial Companies Act, 1985, Recovery of Debts Due to Banks and Financial Institutions Act, 1993, and the Securitisation Act. As a bank, ICICI Bank is entitled to certain benefits under various statutes including the following:

     o The Recovery of Debts Due to Banks and Financial Institutions Act, 1993 provides for establishment of Debt Recovery Tribunals for expeditious adjudication and recovery of debts due to any bank or Public Financial Institution or to a consortium of banks and Public Financial Institutions. Under this Act, the procedures for recoveries of debt have been simplified and time frames been fixed for speedy disposal of cases. Upon establishment of the Debt Recovery Tribunal, no court or other authority can exercise jurisdiction in relation to matters covered by this Act, except the higher courts in India in certain circumstances.

     o The Sick Industrial Companies Act, 1985, provides for reference of sick industrial companies, to the Board for Industrial and Financial Reconstruction. Under the Act, other than the Board of Directors of a company, a scheduled bank (where it has an interest in the sick industrial company by any financial assistance or obligation, rendered by it or undertaken by it) may refer the company to the BIFR.

     o The Securitisation Act focuses on improving the rights of banks and financial institutions and other specified secured creditors as well as asset reconstruction companies by providing that such secured creditors can take over management control of a borrower company upon default and/or sell assets without the intervention of courts, in accordance with the provisions of the Securitisation Act.

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

Regulations governing International Operations

     Our international operations are governed by regulations in the countries in which we have a presence.

     Overseas Banking Subsidiaries

     Our wholly-owned subsidiary in the United Kingdom, ICICI Bank UK Limited is authorized by the Financial Services Authority, which granted our application under Part IV of the Financial Services and Markets Act, 2000 on August 8, 2003. Our wholly-owned subsidiary in Canada, ICICI Bank Canada, was incorporated on September 12, 2003 as a Schedule II Bank in Canada. ICICI Bank Canada has obtained the approval of the Canada Deposit Insurance Corporation
(CDIC) for deposit insurance and is regulated by the Office of the Superintendent of Financial Institutions.

     Offshore Branches

     In Singapore, we have an offshore branch, regulated by the Monetary Authority of Singapore. The Branch is allowed to accept deposits from Singapore residents with a minimum size of US$ 100,000 or S$ 250,000. It is also subject to minimum reserve requirements with respect to its Domestic Banking Unit book. The Asian Currency Unit book is not subject to reserve requirements, but the Branch is required to maintain minimum adjusted capital funds of S$ 10 million. In Bahrain, we have an offshore branch, regulated by the Bahrain Monetary Agency. The branch is permitted to transact banking business with approved financial institutions within Bahrain and individuals or institutions outside Bahrain. It is also permitted to offer banking services to non-resident Indians in Bahrain.

     Representative Offices

     Our representative office in New York in the United States is licensed and regulated by the State of New York Banking Department and the Federal Reserve Board. Our representative office in Dubai in the United Arab Emirates is regulated by the Central Bank of the United Arab Emirates. Our representative office in Shanghai in China is regulated by the China Banking Regulatory Commission. Our representative office in Bangladesh is regulated by the Bangladesh Bank.

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

     In December 1999, the Indian parliament passed the Foreign Exchange Management Act, 1999, which became effective on June 1, 2000, replacing the earlier Foreign Exchange Regulation Act, 1973. This legislation indicated a major shift in the policy of the government with regard to foreign exchange management in India. While the Foreign Exchange Regulation Act, 1973 was aimed at the conservation of foreign exchange and its utilization for the economic development of the country, the objective of the Foreign Exchange Management Act, 1999 was to facilitate external trade and promote the orderly development and maintenance of the foreign exchange market in India.

         The Foreign Exchange Management Act, 1999 regulates transactions involving foreign exchange and provides that certain transactions cannot be carried out without the general or special permission of the Reserve Bank of India. The Foreign Exchange Management Act, 1999 has eased restrictions on current account transactions. However, the Reserve Bank of India continues to exercise control over capital account transactions (i.e., those which alter the assets or liabilities, including contingent liabilities, of persons). The Reserve Bank of India has issued regulations under the Foreign Exchange Management Act, 1999 to regulate the various kinds of capital account transactions, including certain aspects of the purchase and issuance of shares of Indian companies. The Reserve Bank of India has also permitted authorized dealers to freely allow remittances by individuals upto US$ 25,000 per calendar year for any permissible current or capital account transactions or a combination of both.

Restrictions on Sale of the Equity Shares underlying the ADSs and Repatriation of Sale Proceeds

     ADSs issued by Indian companies to non-residents have free transferability outside India. However, under Indian regulations and practice, the approval of the Reserve Bank of India is required for the sale of equity shares underlying the ADSs by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India. However, sale of such shares under the portfolio investment scheme prescribed by the Reserve Bank of India, does not require the approval of the Reserve Bank of India provided the sale is made on a recognized stock exchange and through a registered stock broker.

     If the prior approval of the Reserve Bank of India has been obtained for the sale of the equity shares underlying the ADSs, then the sale proceeds may be remitted as per the terms of such an approval. However, if the equity shares underlying the ADSs are sold under the portfolio investment scheme then the sale proceeds may be remitted through an authorized dealer, without the approval of the Reserve Bank of India provided that the equity shares are sold on a recognized stock exchange through a registered stock broker and a no objection/tax clearance certificate from the income-tax authority has been produced.

     After the announcement of India's budget for fiscal 2002, the Reserve Bank of India issued certain notifications for the liberalization of the capital account. Pursuant to the notifications, in contrast to prior regulations, two-way fungibility in ADS/GDR issues of Indian companies was introduced, subject to sectoral caps, wherever applicable.

     An Indian company may sponsor an issue of ADSs with an overseas depositary against shares held by its shareholders at a price to be determined by the lead manager. The proceeds of the issue have to be repatriated to India within a period of one month. The sponsoring company must comply with the provisions of the Scheme for Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993 and the guidelines issued thereunder by the government of India from time to time. The sponsoring company must also furnish full details of the issue in the prescribed forms to the Reserve Bank of India within 30 days from the date of closure of the issue.

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

o the number of shares so purchased shall not exceed the number of ADSs converted into underlying shares and shall be subject to sectoral caps as applicable; and

o the non-resident investor, broker, custodian and the overseas depositary comply with the provisions of the Scheme for Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depositary Receipt Mechanism) Scheme, 1993 and the guidelines issued thereunder by the government of India from time to time.

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

                            MARKET PRICE INFORMATION
Equity Shares

     Our outstanding equity shares are currently listed and traded on the Bombay Stock Exchange or the BSE and on the National Stock Exchange of India Limited or the NSE.

     Until recently, our outstanding equity shares were also traded on the Chennai, Delhi, Kolkata and Vadodara Stock Exchanges. Pursuant to delisting applications made by us, our equity shares have been delisted from The Delhi Stock Exchange Association Limited effective February 11, 2004, the Madras Stock Exchange Limited effective July 2, 2004 and The Calcutta Stock Exchange Association Limited effective July 21, 2004 and our equity shares and bonds have been delisted from the Vadodara Stock Exchange Limited effective July 22, 2004.

     At August 31, 2004, 734 million equity shares were outstanding. The prices for equity shares as quoted in the official list of each of the Indian stock exchanges are in Indian rupees.

     The following table shows:

     o the reported high and low closing prices quoted in rupees for our equity shares on the NSE; and

     o the reported high and low closing prices for our equity shares, translated into US dollars, based on the noon buying rate on the last business day of each period presented.

                                                            Price per equity share(1)
                                                 ----------------------------------------------
                                                    High          Low         High        Low
                                                 ----------------------------------------------
 Annual prices:
 Fiscal 2000...................................  Rs. 275.00   Rs. 22.70    US$ 6.30    US$ 0.52
 Fiscal 2001...................................      279.65      189.70        5.97        4.05
 Fiscal 2002 ..................................      193.50       66.75        3.96        1.37
 Fiscal 2003 ..................................      161.75      110.55        3.40        2.32
 Fiscal 2004 ..................................      348.25      120.80        8.02        2.78
 Quarterly prices:
 Fiscal 2003:
 First Quarter.................................      161.75      111.70        3.31        2.27
 Second Quarter................................      154.50      132.30        3.19        2.73
 Third Quarter.................................      149.50      110.55        3.11        2.30
 Fourth Quarter................................      149.95      132.65        3.15        2.79
 Fiscal 2004:
 First Quarter.................................      150.15      120.80        3.24        2.60
 Second Quarter................................      204.50      145.10        4.47        3.17
 Third Quarter.................................      302.20      204.40        6.63        4.49
 Fourth Quarter................................      348.25      267.75        8.02        6.17
 Fiscal 2005:
 First Quarter.................................      319.35      230.40        6.94        5.01
 Second Quarter (through September 24, 2004)...      295.35      234.40        6.43        5.11
 Monthly prices:
 March 2004....................................      304.30      269.55        7.01        6.21
 April 2004....................................      319.35      287.65        7.17        6.46
 May 2004......................................      314.80      230.40        6.93        5.07
 June 2004.....................................      272.30      236.75        5.92        5.15
 July 2004.....................................      267.50      234.40        5.77        5.05
 August 2004 ..................................      279.10      265.00        6.02        5.72
 September 2004 (through September 24, 2004)...      295.35      262.45        6.43        5.72

------------
(1) Data from the NSE. The prices quoted on the BSE and other stock exchanges may be different.

     At September 24, 2004 the closing price of equity shares on the NSE was Rs. 292.25 equivalent to US$ 6.37 per equity share (US$ 12.73 per ADS on an imputed basis) translated at the noon buying rate of Rs. 45.90 per US$ 1.00 on September 24, 2004.

     At August 27, 2004, there were approximately 536,589 holders of record of equity shares, of which 111 had registered addresses in the United States and held an aggregate of approximately 104,057 equity shares.

ADSs

     Our ADSs, each representing two equity shares, were originally issued in March 2000 in a public offering and are listed and trade on the New York Stock Exchange under the symbol IBN. The equity shares underlying the ADSs are currently listed on the BSE and the NSE.

     At August 31, 2004, ICICI Bank had approximately 80 million ADSs, equivalent to 160 million equity shares, outstanding. At this date, there were 65 record holders of ICICI Bank's ADSs, all of which have registered addresses in the United States.

     The following table sets forth, for the periods indicated, the reported high and low closing prices on the New York Stock Exchange for our outstanding ADSs traded under the symbol IBN.

                                                              Price per ADS
                                                        ------------------------
                                                           High            Low
                                                        ------------------------
    Fourth Quarter (from March 28, 2000).............   US$ 15.38      US$ 14.38
    Annual prices:
    Fiscal 2001......................................       18.75           4.62
    Fiscal 2002......................................        7.50           2.50
    Fiscal 2003......................................        7.94           4.52
    Fiscal 2004......................................       18.33           5.27
    Quarterly prices:
    Fiscal 2003:
    First Quarter....................................        8.31           4.89
    Second Quarter...................................        7.02           5.18
    Third Quarter....................................        6.68           4.52
    Fourth Quarter...................................        6.81           5.78
    Fiscal 2004:
    First Quarter....................................        7.27           5.27
    Second Quarter...................................       10.56           7.23
    Third Quarter....................................       17.91          10.90
    Fourth Quarter...................................       18.33          13.50
    Fiscal 2005:
    First Quarter....................................       17.25          11.57
    Second Quarter (through September 24, 2004)......       13.91          11.25
    Monthly prices:
    March 2004.......................................       15.95          13.50
    April 2004.......................................       17.25          15.50
    May 2004.........................................       16.80          11.57
    June 2004........................................       13.20          11.75
    July 2004........................................       13.02          11.25
    August 2004......................................       13.55          11.99
    September 2004 (through September 24, 2004)......       13.91          12.20

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

     An Indian company may sponsor an issue of ADSs with an overseas depositary against shares held by its shareholders at a price to be determined by the lead manager. The proceeds of the issue must be repatriated to India within a period of one month. The sponsoring company must comply with the provisions of the Scheme for Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993 and the guidelines issued thereunder by the government of India from time to time. The sponsoring company must also furnish full details of the issue in the prescribed forms to the Reserve Bank of India within 30 days from the date of closure of the issue.

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

     o the number of shares so purchased shall not exceed the number of ADSs converted into underlying shares and shall be subject to sectoral caps as applicable; and

     o the non-resident investor, broker, custodian and the overseas depositary comply with the provisions of the Scheme for Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depositary Receipt Mechanism) Scheme, 1993 and the guidelines issued thereunder by the government of India from time to time.


     Under the foreign investment rules, the following are the restrictions on foreign ownership applicable to us:

     o Foreign investors may own up to 74.0 % of our equity shares subject to conformity with guidelines issued by the Reserve Bank of India from time to time. This limit includes foreign direct investment, ADSs, Global Depositary Receipts and investment under the Portfolio Investment Scheme by foreign institutional investors and non-resident Indians, and includes shares acquired by subscription to private placements and public offerings and acquisition of shares from existing shareholders.

     o Under the Issue of Foreign Currency Convertible Bonds and Equity Shares (Through Depositary Receipt Mechanism) Scheme, 1993, foreign investors may purchase ADSs or GDRs, subject to the receipt of all necessary government approvals at the time the depositary receipt program is set up.

     o Under the portfolio investment scheme, (i) foreign institutional investors, subject to registration with the Securities and Exchange Board of India and the Reserve Bank of India, may hold in aggregate up to 49.0% of our paid-up equity capital, provided that no single foreign institutional investor may own more than 10.0% of our total paid-up equity capital; and (ii) the shareholding of an individual non-resident Indian or overseas corporate body is restricted to 5.0% of our total paid-up equity capital.

     o The Reserve Bank of India's guidelines relating to acquisition by purchase or otherwise of shares of a private sector bank, if such acquisition results in any person owning or controlling 5.0 % or more of the paid up capital of the bank, are also applicable to foreign investors investing in our shares. For more details on the Reserve Bank of India guidelines relating to acquisition by purchase or otherwise of shares of a private bank, see "Supervision and Regulation - Reserve Bank of India Regulations - Ownership Restrictions".

     o Since we have joint ventures in the insurance sector, applications for foreign direct investment in ICICI Bank have to be addressed to the Reserve Bank of India for consideration in consultation with the Insurance Regulatory and Development Authority in order to ensure that the 26% limit of foreign shareholding applicable for the insurance sector is not breached.

     Pursuant to a circular dated November 29, 2001, the Reserve Bank of India notified that, as of that date, overseas corporate bodies are not permitted to invest under the portfolio investment scheme, though they may continue to hold investments that have already been made under the portfolio investment scheme until such time as these investments are sold on the stock exchange.

     We obtained the approval of the Foreign Investment Promotion Board for our ADS offering in March 2000 which was a foreign direct investment. The investments through the portfolio investment scheme in the secondary market in India by foreign institutional investors, non-resident Indians and overseas corporate bodies and investments through the foreign direct investment scheme are distinct schemes that are available concurrently. As of August 27, 2004, foreign investors owned approximately 70.1% of our equity in total, of which 21.8% was through the ADS program.

     As an investor in ADSs, you do not need to seek the specific approval from the government of India to purchase, hold or dispose of your ADSs. In the ADS offering, We obtained the approval of the government of India's Department of Company Affairs and the relevant stock exchanges.

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

     You will be required to make a public offer to the remaining shareholders if you withdraw your equity shares from the ADS program and your direct or indirect holding in us exceeds 15.0% of our total equity under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeover) Regulations, 1997.

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

                                   DIVIDENDS


     Under Indian law, a company pays dividends upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. The shareholders have the right to decrease but not increase the dividend amount recommended by the board of directors. Dividends may be paid out of the company's profits for the fiscal year in which the dividend is declared or out of undistributed profits of prior fiscal years. ICICI Bank paid dividends consistently every year from fiscal 1996, the second year of its operations, to fiscal 2002. ICICI Bank paid the dividend for fiscal 2002 as an interim dividend during fiscal 2002 itself and accordingly there was no dividend outflow during fiscal 2003 in respect of dividends declared in fiscal 2002. For fiscal 2003, ICICI Bank declared a dividend, excluding dividend tax, of Rs. 7.50 (US$ 0.17) per equity share aggregating to Rs. 4.6 billion (US$ 106 million). We paid the dividend in August 2003. For fiscal 2004, ICICI Bank declared a dividend, excluding dividend tax, of Rs. 7.50 (US$ 0.17) per equity share aggregating to Rs. 5.4 billion (US$ 124 million). The amount of Rs. 5.4 billion (US$ 124 million) excludes the impact of the issue of 6,992,187 equity shares on May 24, 2004 through the exercise of the overallotment option.

     The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends paid out on the equity shares during the fiscal year by ICICI Bank, each exclusive of dividend tax. This may be different from the dividend declared for the year.

                                                Dividend per     Total amount of
                                                equity share     dividends paid
                                                ------------     ---------------
                                                                  (in millions)
Dividend paid during the fiscal year

1999...........................................   Rs.  1.20          Rs.   162
2000...........................................        1.20                198
2001 ..........................................        1.50                247
2002(1)........................................        4.00(1)             881
2003...........................................           -                  -
2004...........................................        7.50              4,598

------------
(1) Includes dividend of Rs. 2.00 per share declared for each of the fiscal years 2001 and 2002.

     Until May 1997, investors were required to pay tax on dividend income. From June 1997, dividend income was made tax-exempt. However, ICICI Bank was required to pay a 10.0% tax on distributed profits. From fiscal 1999, this tax rate rose to 11.0% because of a 10.0% surcharge imposed on all taxes by the government. For all distributions subsequent to May 2000, ICICI Bank was required to pay a 22.6% tax on distributed profits which included a 20.0% tax and a 13.0% surcharge on such tax. The tax rate was then reduced and ICICI Bank was required to pay a 10.2% tax on distributed profits for all distributions subsequent to May 2001, which included a 10.0% tax and a 2.0% surcharge on such tax. The government of India's budget for fiscal 2003 abolished this tax on distributed profits, but investors were required to pay tax on dividend income. The government of India's budget for fiscal 2004 exempted dividend income from being taxable in the hands of the investors. We are now required to pay a 13.1% tax (including surcharge) on distributed profits.

     Future dividends will depend upon our revenues, cash flow, financial condition, the regulations of the Reserve Bank of India and other factors. Owners of ADSs will be entitled to receive dividends payable in respect of the equity shares represented by such ADSs. The equity shares represented by ADSs rank pari passu with existing equity shares. At present, we have equity shares issued in India and equity shares represented by ADSs.

     Pursuant to guidelines issued by the Securities and Exchange Board of India in February 2000, with respect to equity shares issued by us during a particular fiscal year, dividends declared and paid for such fiscal year are paid in full and are no longer prorated from the date of issuance to the end of such fiscal year.

     Before paying any dividend on its shares, ICICI Bank is required under the Indian Banking Regulation Act to write off all capitalized expenses (including preliminary expenses, organization expenses, share-selling commission, brokerage, amounts of losses incurred or any other item of expenditure not represented by tangible assets). Before declaring dividends, ICICI Bank is required to transfer at least 20.0% of the balance of profits of each year before payment of dividend to a reserve fund. The government of India may, however, on the recommendation of the Reserve Bank of India, exempt ICICI Bank from such a requirement. As per the revised guidelines issued by Reserve Bank of India, only those banks, which comply with certain minimum prudential requirements with respect to capital adequacy, net non-performing asset ratio and other criteria, are eligible to declare dividends without prior approval of Reserve Bank of India. Further, the guidelines prescribe a ceiling of 33.3% on the dividend payout ratio, excluding dividend tax, for banks. Banks, which comply with the prudential requirements of the above guidelines, but desire to declare dividends higher than the specified ceiling must obtain prior approval of Reserve Bank of India for declaration of such higher dividend. In case any bank does not meet the criteria prescribed above, it has to obtain the prior approval of Reserve Bank of India before declaring any dividend. For a description of the revised guidelines issued by the Reserve Bank of India, please see "Supervision and Regulation - Restrictions on Payment of Dividends". Further, ICICI Bank requires prior approval from the Reserve Bank of India to pay a dividend of more than 25.0% of the par value of its shares. ICICI Bank also requires prior approval from the Reserve Bank of India to pay an interim dividend.

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

                                                Dividend per     Total amount of
                                              equity share(1)     dividends paid
                                              ----------------------------------
                                                                  (in millions)
 Dividend paid during the fiscal year

 1999......................................      Rs. 11.00          Rs. 2,618
 2000......................................          11.00              2,641
 2001......................................          11.00              3,505
 2002(2)...................................          22.00(2)           8,639
-----------------
(1) For fiscal 1999, 2000, 2001 and 2002, based on the exchange ratio of 1:2 in which shareholders of ICICI were issued shares of ICICI Bank, number of shares have been adjusted by dividing by two. Hence, these numbers are different from the numbers reported in the annual report on Form 20-F for fiscal 2002
(2) Includes dividend of Rs. 11.00 per share declared for each of the fiscal years 2001 and 2002, both of which were paid during fiscal 2002.

                                    TAXATION

Indian Tax

     The following discussion of material Indian tax consequences to investors in ADSs and equity shares who are not resident in India whether of Indian origin or not (each a "non-resident") is based on the provisions of the Indian Income-tax Act, 1961 (the "Income-tax Act"), including the special tax regime for ADSs contained in Section 115AC, which has been extended to cover additional ADSs that an investor may acquire in an amalgamation or restructuring of the company, and certain regulations implementing the Section 115AC regime. The Income-tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of described herein may be amended or modified by future amendments to the Income-tax Act.

     The summary is not intended to constitute a complete analysis of the tax consequences under Indian law of the acquisition, ownership and sale of ADSs and equity shares by non-resident investors. Potential investors should, therefore, consult their own tax advisers regarding the tax consequences of such acquisition, ownership and sale, including the tax consequences under Indian law, the law of the jurisdiction of their residence, any tax treaty between India and their country of residence, and in particular the application of the regulations implementing the Section 115AC regime.

     Residence

     For the purpose of the Income-tax Act, an individual is a resident of India during any fiscal year, if he (i) is in India in that year for 182 days or more or (ii) having been in India for a period or periods aggregating 365 days or more during the four years preceding that fiscal year, is in India for a period or periods aggregating 60 days or more in that fiscal year. The period of 60 days is substituted by 182 days in the case of an Indian citizen or person of Indian origin who being resident outside India comes on a visit to India during the fiscal year or an Indian citizen who leaves India for the purposes of his employment during the fiscal year. A company is resident in India in any fiscal year if it is registered in India or the control and management of its affairs is situated wholly in India in that year. A firm or other association of persons is resident in India except where the control and the management of its affairs are situated wholly outside India.

     Taxation of Distributions

     Dividends paid are not subject to any Indian withholding or other tax. However, we are required to pay tax at the rate of 13.06875% on the dividends distributed by us. The dividend so paid is not taxable under section 115AC in the hands of the ADS holders.

     Taxation on Redemption of ADSs

     The acquisition of equity shares upon redemption of ADSs by a non-resident investor will not give rise to a taxable event for Indian tax purposes.

     Taxation on Sale of ADSs or Equity Shares

     Any transfer of ADSs outside India by a non-resident investor to another non-resident investor will not give rise to Indian capital gains tax in the hands of the transferor.

     Subject to any relief under any relevant double taxation treaty, gain arising from the sale of an equity share will generally give rise to a liability for Indian capital gains tax in the hands of the transferor. Such tax is required to be withheld at source. Where the equity share has been held for more than 12 months (measured from the date of advice of redemption of the ADS by the Depositary as specified below), the rate of tax is 10.2% (including education cess) where the total income does not exceed Rs. 850,000 (US$ 19,585) or 11.22% (including applicable surcharges and an additional surcharge by way of education cess) where the total income exceeds Rs. 850,000 (US$ 19,585). Where the equity share has been held for 12 months or less, the rate of tax varies and the gain will be subject to tax at normal rates of income-tax applicable to non-residents under the provisions of the Income-tax Act, subject to a maximum of 41.82% (including applicable surcharges and education cess) in the case of foreign companies. The actual rate depends on a number of factors, including without limitation the nature of the non-resident investor. The Finance (No. 2) Act, 2004, introduced the securities transaction tax effective October 1, 2004 which shall be levied on transactions of purchase /sale of equity shares entered into on a recognized stock exchange in India at the specified rates in accordance with the provisions of Chapter VII there under. The transaction of sale of equity shares entered into a recognised stock exchange in India settled by actual delivery or transfer will be subject to securities transaction tax at the rate of 0.075%, on the value of the transaction, payable by the seller. In cases where securities transaction tax is payable, the resulting long-term capital gains would be exempt from tax and short-term capital gains would be taxable at a lower tax rate of 10.2%(including education cess) where the total income does not exceed Rs. 850,000 (US$ 19,585) or 11.22% (including applicable surcharges and an additional surcharge by way of education cess) where the total income exceeds Rs. 850,000 (US$ 19,585). For transactions that are not subject to securities transaction tax, the normal capital gains tax regime will apply. During the period the underlying equity shares are held by non-resident investors on a transfer from the Depositary upon redemption, the provisions of the double taxation treaty entered into by the government of India with the country of residence of the non-resident investors will apply in determining the taxation of any capital gains arising on a transfer of the equity shares. The double taxation treaty between the United States and India does not provide US residents with any relief from Indian tax on capital gains.

     For purposes of determining the amount of capital gains arising on a sale of an equity share for Indian tax purposes, the cost of acquisition of an equity share received upon redemption of an ADS will be the price of the share prevailing on the Stock Exchange, Mumbai or the National Stock Exchange on the date on which the Depositary advises the custodian of such redemption, not the acquisition cost of the ADS being redeemed. The holding period of an equity share received upon redemption of an ADS will commence on the date of advice of redemption by the Depositary.

     Rights

     Distributions to non-resident investors of additional ADSs or equity shares or rights to subscribe for equity shares made with respect to ADSs or equity shares are not subject to Indian tax in the hands of the non-resident investor.

     It is unclear as to whether capital gains derived from the sale of rights outside India by a non-resident investor that is not entitled to exemption under a tax treaty to another non-resident investor will be subject to Indian capital gains tax. If the rights are deemed by the Indian tax authorities to be situated within India, as our situs is in India,then the capital gains realized on the sale of rights will be subject to customary Indian capital gains taxation as discussed above.

     Stamp Duty

     Upon the issuance of the equity shares underlying the ADSs, we are required to pay a stamp duty of 0.1% per share of the issue price. A transfer of ADSs is not subject to Indian stamp duty. Normally, upon the receipt of equity shares in physical form from the depositary in exchange for ADSs representing such equity shares, a non-resident investor would be liable for Indian stamp duty applicable on re-issuance in physical form, which is the same as stamp duty payable on the original issuance in physical form subject to a maximum of Rs. 20 per share certificate. Similarly, a sale of equity shares in physical form by a non-resident investor would also be subject to Indian stamp duty at the rate of 0.25% of the market value of the equity shares on the trade date, although customarily such tax is borne by the transferee, that is, the purchaser. However, our equity shares are compulsorily delivered in non-physical form except for trades up to 500 shares only, which may be delivered in physical form. Under Indian stamp law, no stamp duty is payable on the acquisition or transfer of equity shares in non-physical form. As per the Finance Act, 2004, all delivery based sales on a recognized stock exchange in India of inter-alia all equity shares shall attract transaction tax at the rates of 0.075% of the value of the securities transacted.

     Other Taxes

     At present, there are no taxes on wealth, gifts or inheritance which apply to the ADSs or underlying equity shares.

     Service Tax

     Brokerage fees paid to stockbrokers in connection with the sale or purchase of shares which are listed on any recognized stock exchange in India are subject to a service tax at a rate of 10.2% (including applicable education cess). The stockbroker is responsible for collecting the service tax and paying it to the relevant authority.

United States Tax

     The following discussion describes certain US federal income tax consequences of the acquisition, ownership and sale of ADSs or equity shares that are generally applicable to US investors. For these purposes, you are an US investor if, for US federal income tax purposes, you are:

     1.   a citizen or resident of the United States;

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

     Please note that this discussion does not discuss all of the tax consequences that may be relevant in light of your particular circumstances. In particular, it does not address investors subject to special rules, including:

     1.   insurance companies;

     2.   tax-exempt entities;

     3.   dealers in securities;

     4.   certain financial institutions;

     5. persons who own the ADSs or equity shares as part of an integrated investment (including a straddle, hedging or conversion transaction) comprised of the ADS or equity shares, and one or more other positions for US federal income tax purposes;

     6.   persons whose functional currency is not the US dollar; or

     7. persons who own, actually or constructively, 10.0% or more of ICICI Bank's voting stock.

     This discussion is based on the tax laws of the United States currently in effect (including the Internal Revenue Code of 1986, as amended, referred to as the "Code"), Treasury Regulations, Revenue Rulings and judicial decisions. These laws may change, possibly with retroactive effect.

     This discussion is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. Furthermore, the US Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for US investors of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate US investors. Accordingly, the analysis of the creditability of Indian taxes and the availability of the reduced tax rate for dividends received by certain non-corporate US investors, each described below, could be affected by actions taken by parties to whom ADSs are pre-released.

     For US federal income tax purposes, if you own an ADS, you will generally be treated as the owner of the equity shares underlying the ADS.

     Please consult your tax adviser with regard to the application of the US federal income tax laws to the ADSs or equity shares in your particular circumstances, including the passive foreign investment company rules described below, as well as any tax consequences arising under the laws of any state, local or other taxing jurisdiction.

     This discussion assumes that ICICI Bank is not, and will not become, a passive foreign investment company (as discussed below).

     Taxation of Dividends

     Dividends you receive on the ADSs or equity shares, other than certain pro rata distributions of ADSs or equity shares or rights to acquire ADSs or equity shares, will generally constitute foreign source dividend income for US federal income tax purposes. The amount of the dividend you will be required to include in income will equal the US dollar value of the Rs., calculated by reference to the exchange rate in effect on the date the payment is received by the depositary (in the case of ADS) or by you (in the case of equity shares) regardless of whether the payment is converted into US dollars on the date of receipt. If you realize gain or loss on a sale or other disposition of rupees, it will be US source ordinary income or loss. If you are a corporate US investor, you will not be entitled to claim a dividends-received deduction for dividends paid by ICICI Bank. Subject to applicable limitations, if you are a non-corporate US investor, dividends paid to you in taxable years beginning before January 1, 2009 will be taxable at a maximum rate of 15.0%. If you are a non-corporate US investor, you should consult your own tax adviser to determine whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

     Taxation of Capital Gains

     You will recognize capital gain or loss for US federal income tax purposes on the sale or exchange of ADSs or equity shares in the same manner as you would on the sale or exchange of any other shares held as capital assets. The gain or loss will generally be US source income or loss. You should consult your own tax advisers about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

     Under certain circumstances as described under "Taxation - Indian Taxation
- Taxation on Sale of ADSs or Equity Shares", you may be subject to Indian tax upon the disposition of equity shares. You should consult your own tax adviser with respect to your ability to credit this Indian tax against your US federal income tax liability.

     Passive Foreign Investment Company Rules

     Based upon certain proposed Treasury regulations, which are proposed to be effective for taxable years beginning after December 31, 1994, and upon certain management estimates, ICICI Bank does not expect to be a passive foreign investment company (a "PFIC") for its taxable year ended March 31, 2004 or in the foreseeable future. In general, a foreign corporation is a PFIC for any taxable year in which (i) 75.0% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50.0% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. Since there can be no assurance that the proposed regulations will be finalized in their current form, the manner of the application of the proposed regulations is not entirely clear, and the composition of ICICI Bank's income and assets will vary over time, there can be no assurance that ICICI Bank will not be considered a PFIC for any taxable year.

     If ICICI Bank were treated as a PFIC for any year during your holding period and you have not made the mark-to-market election, as described below, you will be subject to special rules generally intended to eliminate any benefits from the deferral of US federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Upon a disposition of ADSs or equity shares, including, under certain circumstances, a disposition pursuant to an otherwise tax-free reorganization, gain recognized by you would be allocated ratably over your holding period for the ADSs or equity shares. The amounts allocated to the taxable year of the disposition and to any year before ICICI Bank became a passive foreign investment company would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or equity shares in excess of 125.0% of the average of the annual distributions on ADSs or equity shares received by you during the preceding three years or your holding period, whichever is shorter, would be subject to taxation as described above.

     If the ADSs or equity shares are "regularly traded" on a "qualified exchange", you may make a mark-to-market election. The ADSs or equity shares will be treated as "regularly traded" in any calendar year in which more than a de minims quantity of the ADSs or equity shares, as the case may be, are traded on a qualified exchange on at least 15 days during each calendar quarter. A "qualified exchange" includes a foreign exchange that is regulated by a governmental authority in which the exchange is located and with respect to which certain other requirements are met. The Internal Revenue Service has not yet identified specific foreign exchanges that are "qualified" for this purpose. The New York Stock Exchange on which the ADSs are traded is a qualified exchange for US federal income tax purposes.

     If you make the election, you generally will include as ordinary income the excess, if any, of the fair market value of the ADSs or equity shares at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ADSs or equity shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If you make the election, your basis in the ADSs or equity shares will be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of ADSs or equity shares will be treated as ordinary income.

     If you own ADSs or equity shares during any year in which ICICI Bank is a PFIC, you must file Internal Revenue Service Form 8621.

     In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15.0% dividend rate discussed above with respect to payment of dividends to certain non-corporate U.S. investors would not apply.

     Information reporting and backup withholding

     Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that no loss of exemption from backup withholding has occurred.

     The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

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

     The financial information in this annual report has been prepared in accordance with US GAAP, unless indicated otherwise. Our fiscal year, like ICICI Bank's and ICICI's fiscal year prior to the amalgamation, ends on March 31 of each year so all references to a particular fiscal year are to the year ended March 31 of that year. Our financial statements, including the notes to these financial statements, audited by KPMG LLP, UK, independent accountants, are set forth at the end of this annual report.

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

     ICICI's consolidated subsidiaries for and at year-end fiscal 2002 and year-end fiscal 2001 did not include ICICI Bank. Effective March 10, 2001, ICICI Bank acquired Bank of Madura, an old private sector bank in India, in an all stock merger and, as a result, the ownership interest of ICICI was reduced from 62.2% to 55.6%. In addition, during March 2001, ICICI reduced its interest in ICICI Bank to 46% through sales of equity shares in the Indian secondary markets to institutional investors. As a result of the foregoing, ICICI Bank ceased to be one of ICICI's subsidiaries as of March 22, 2001 and was accounted for under the equity method of accounting from April 1, 2000, the beginning of the fiscal year in which ICICI's majority ownership interest in ICICI Bank was deemed to be temporary. ICICI Bank continues to be reported on a consolidated basis for the year ended March 31, 2000. As a result, the financial statements for fiscal 2002 and 2001 are not strictly comparable with those for fiscal 2000.

     The consolidation of ICICI's majority ownership interest in two insurance companies, ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited, in each of fiscal 2001 and 2002 was deemed inappropriate because of substantive participative rights retained by the minority shareholders. Accordingly, such investees have not been consolidated from fiscal 2003 but have been accounted for by the equity method. Prior period financial statements have been restated and as a result, the financial statements for fiscal 2002, fiscal 2001 and fiscal 2000 contained in this annual report are not the same as those contained in our annual report for fiscal 2002, fiscal 2001 and fiscal 2000. There is no resultant impact on net income or stockholders' equity for fiscal 2002.

     Although we have translated in this annual report certain rupee amounts into dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated earlier in this annual report, or at all. Except in the section on "Market Price Information", all translations from rupees to dollars are based on the noon buying rate in the City of New York for cable transfers in rupees at March 31, 2004. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on March 31, 2004 was Rs. 43.40 per US$1.00.

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

                   Index to Consolidated Financial Statements


Contents                                                            Page


Report of independent registered public accounting firm..............F-2

Consolidated balance sheets..........................................F-3

Consolidated statements of operations................................F-4

Consolidated statements of stockholders' equity and other
  comprehensive income...............................................F-6

Consolidated statements of cash flows................................F-7

Notes to the consolidated financial statements.......................F-9

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Directors and Stockholders
ICICI Bank Limited

     We have audited the accompanying consolidated balance sheets of ICICI Bank Limited and subsidiaries ('the Company') as of March 31, 2003 and 2004, and the related consolidated statements of operations, stockholders' equity and other comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICICI Bank Limited and subsidiaries as of March 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

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



London, United Kingdom                                             KPMG LLP
May 22, 2004

ICICI Bank Limited and subsidiaries

Consolidated balance sheets
In millions, except share data

                                                                                                         Convenience
                                                                                                         translation
                                                                                                           into US$,
                                                                           As of March 31,           As of March 31,
                                                                   ------------------------------    ---------------
                                                                            2003             2004               2004
                                                                   -------------    -------------    ---------------
Assets
Cash and cash equivalents...................................       Rs.    72,453    Rs.    98,985         US$  2,281
Trading assets..............................................              39,634           75,155              1,732
Securities:
  Available for sale........................................             267,499          296,605              6,834
  Non-readily marketable equity securities..................               9,418            8,621                199
  Venture capital investments...............................               3,704            5,142                118
Investments in affiliates...................................               2,615            3,619                 83
Loans, net of allowance for loan losses,
  security deposits and unearned income.....................             630,421          728,520             16,786
Customers' liability on acceptances.........................              43,252           65,142              1,501
Property and equipment, net.................................              21,215           23,183                534
Assets held for sale........................................               2,306            4,829                111
Goodwill....................................................               4,787            5,403                124
Intangible assets, net......................................               5,118            4,513                104
Deferred tax assets.........................................               6,423            7,937                183
Interest and fees receivable................................              12,472            6,529                151
Other assets................................................              58,946           74,948              1,727
                                                                   -------------    -------------         ----------
Total assets................................................       Rs. 1,180,263    Rs. 1,409,131         US$ 32,468
                                                                   =============    =============         ==========
Liabilities
Interest bearing deposits...................................       Rs.   456,051    Rs.   611,178         US$ 14,081
Non-interest bearing deposits...............................              35,239           73,777              1,700
Trading liabilities.........................................              26,086           26,079                601
Short-term borrowings.......................................              42,095           57,364              1,322
Bank acceptances outstanding................................              43,252           65,142              1,501
Long-term debt..............................................             400,812          373,449              8,605
Redeemable preferred stock..................................                 853              944                 22
Taxes and dividends payable.................................              16,880           20,180                465
Deferred tax liabilities....................................                 460              614                 14
Other liabilities...........................................              66,198           84,829              1,955
                                                                   -------------    -------------         ----------
Total liabilities...........................................       Rs. 1,087,926    Rs. 1,313,556         US$ 30,266
                                                                   =============    =============         ==========
Commitments and contingencies (Note 29)

Minority interest...........................................                 124            1,050                 24

Stockholders' equity:
Common stock at Rs. 10 par value: 800,000,000 and
  1,550,000,000 shares authorized as of March 31, 2003 and
  2004; Issued and outstanding 613,034,404 and 616,391,905
  shares as of March 31, 2003 and 2004, respectively........               6,127            6,164                142
Additional paid-in capital..................................              64,863           65,341              1,506
Retained earnings...........................................              18,246           18,279                421
Accumulated other comprehensive income......................               2,977            4,741                109
                                                                   -------------    -------------         ----------
Total stockholders' equity..................................              92,213           94,525              2,178
                                                                   -------------    -------------         ----------
Total liabilities and stockholders' equity..................       Rs. 1,180,263    Rs. 1,409,131         US$ 32,468
                                                                   =============    =============         ==========


See accompanying notes to the consolidated financial statements.

ICICI Bank Limited and subsidiaries

Consolidated statements of operations
In millions, except share data

                                                                                                                   Convenience
                                                                                                          translation into US$
                                                                         Year ended March 31,             Year ended March 31,
                                                                --------------------------------------    --------------------
                                                                   2002(1)          2003          2004                    2004
                                                                ----------    ----------    ----------    --------------------
Interest and dividend income
Interest and fees on loans..................................    Rs. 75,237    Rs. 75,080    Rs. 69,221               US$ 1,596
Interest and dividends on securities .......................         1,447        17,022        15,695                     362
Interest and dividends on trading assets ...................         1,715         2,754         3,232                      74
Interest on balances and deposits with banks................           368         1,151         1,148                      26
Other interest income.......................................           100         2,096         1,823                      42
                                                                ----------   -----------    ----------               ---------
Total interest and dividend income..........................        78,867        98,103        91,119                   2,100
                                                                ----------   -----------    ----------               ---------
Interest expense............................................
Interest on deposits........................................           744        26,033        30,680                     707
Interest on long-term debt..................................        59,798        48,163        38,412                     885
Interest on short-term borrowings...........................         7,717         3,829         1,374                      32
Interest on trading liabilities.............................           911         3,114         1,815                      42
Other interest expense .....................................           350         2,069            94                       2
                                                                ----------   -----------    ----------               ---------
Total interest expense......................................        69,520        83,208        72,375                   1,668
                                                                ----------   -----------    ----------               ---------
Net interest income.........................................         9,347        14,895        18,744                     432
Provision for loan losses...................................         9,743        19,649        20,055                     462
                                                                ----------   -----------    ----------               ---------
Net interest income/ (loss) after provision for
   loan losses..............................................          (396)       (4,754)       (1,311)                    (30)
Non-interest income.........................................
Fees, commission and brokerage..............................         4,703         5,397         8,988                     207
Net gain on trading activities..............................         2,442         3,075         4,433                     102
Net gain/(loss) on venture capital investments..............          (316)       (1,278)          357                       8
Net gain/(loss) on other securities.........................        (3,256)          956        12,443                     287
Net gain on sale of loans and credit substitutes............         1,979         3,120         4,687                     108
Foreign exchange income/(loss)..............................            78            92         2,061                      47
Software development and services...........................          1493         1,062           903                      21
Gain on sale of stock of subsidiaries/affiliates............           165             -             -                       -
Gain/(loss) on sale of property and equipment...............            29            16           345                       8
Rent........................................................           310           117           131                       3
Transaction processing services.............................             -           696         1,756                      40
Other non-interest income...................................           521             -           574                      13
                                                                ----------   -----------    ----------               ---------
Total non-interest income...................................         8,148        13,253        36,678                     844
                                                                ----------   -----------    ----------               ---------
Non-interest expense........................................
Salaries and employee benefits..............................         2,980         5,383         9,976                     230
General and administrative expenses.........................         4,616        12,581        16,440                     378
Amortization of intangible assets...........................             -           645           685                      16
                                                                ----------   -----------    ----------               ---------
Total non-interest expense..................................         7,596        18,609        27,101                     624
                                                                ----------   -----------    ----------               ---------
Income/(loss) before equity in earning/(loss) of affiliates, minority interest, income taxes and cumulative effect of
  accounting changes .......................................           156       (10,110)        8,266                     190

Equity in earning/(loss) of affiliates......................           294          (958)       (1,437)                    (33)
Minority interest...........................................            83            24            28                       1
                                                                ----------   -----------    ----------               ---------
Income/(loss) before income taxes and cumulative effect of
  accounting changes........................................           533       (11,044)        6,857                     158
Income tax (expense)/benefit................................          (251)        3,061        (1,638)                    (38)
                                                                ----------   -----------    ----------               ---------
Income/(loss) before cumulative effect of accounting changes
                                                                       282        (7,983)        5,219                     120
Cumulative effect of accounting changes, net of tax.........         1,265             -             -                       -
                                                                ----------   -----------    ----------               ---------
Net income/(loss)...........................................    Rs.  1,547   Rs.  (7,983)   Rs.  5,219               US$   120
                                                                ==========   ===========    ==========               =========

ICICI Bank Limited and subsidiaries

Consolidated statements of operations
In millions, except share data

                                                                                                                 Convenience
                                                                                                        translation into US$
                                                                         Year ended March 31,           Year ended March 31,
                                                                ------------------------------------    --------------------
                                                                  2002(1)           2003        2004                    2004
                                                                ---------    -----------   ---------                --------
Earnings per equity share: Basic (Rs.)
Net income/ (loss) before cumulative effect of accounting
  changes...................................................    Rs.  0.72    Rs. (14.18)   Rs.  8.50                US$ 0.20
Cumulative effect of accounting changes.....................         3.22             -            -                       -
                                                                ---------    ----------    ---------                --------
Net income/ (loss)..........................................         3.94        (14.18)        8.50                    0.20

Earnings per equity share: Diluted (Rs.)
Net income/ (loss) before cumulative effect of accounting
  changes...................................................    Rs.  0.72    Rs. (14.18)    Rs. 8.43                US$ 0.20
Cumulative effect of accounting changes.....................         3.22             -            -                       -
                                                                ---------    ----------    ---------                --------
Net income/(loss)...........................................         3.94        (14.18)        8.43                    0.20

Weighted average number of equity shares used in computing
  earnings per equity share (millions)
Basic.......................................................          393           563          614
Diluted.....................................................          393           563          619

See accompanying notes to the consolidated financial statements.

1)  Restated for reverse acquisition and adoption of SFAS No. 147.

ICICI Bank Limited and subsidiaries

Consolidated statements of stockholders' equity and other comprehensive income In millions, except share data

--------------------------------------------------------------------------------------------------------
                                                              Common stock          Treasury stock
                                                              ------------          --------------
                                                            No. of
                                                          shares(1)      Amount  No. of shares  Amount
--------------------------------------------------------------------------------------------------------
Balance as of March 31, 2001.......................     392,672,024  Rs.  3,922              -       -
--------------------------------------------------------------------------------------------------------
Common stock issued on exercise of stock options...             700           -              -       -
Amortization of compensation.......................               -           -              -       -
Comprehensive income
  Net income.......................................               -           -              -       -
  Net unrealized gain/(loss) on securities, net of                -           -              -       -
    realization (net of tax).......................
  Translation adjustments (net of tax).............               -           -              -       -

Comprehensive income/(loss)........................

Cash dividends declared (Rs. 11 per common share)..               -           -             -        -
--------------------------------------------------------------------------------------------------------
Balance as of March 31, 2002(2)....................     392,672,724  Rs.  3,922             -        -
--------------------------------------------------------------------------------------------------------
Common stock issued on reverse acquisition.........     118,962,731       1,190             -        -
Fair value of stock options assumed on reverse
  acquisition......................................                                         -        -
Treasury stock arising due to reverse acquisition..     101,395,949              (101,395,949)  (8,204)
Sale of  treasury stock............................              -        1,015   101,395,949    8,204
Common stock issued on exercise of stock options...           3,000           -             -        -
Increase in carrying value on direct issuance of
  stock by subsidiary..............................               -           -             -        -
Amortization of compensation.......................               -           -             -        -
Comprehensive income
  Net income/(loss)................................               -           -             -        -
  Net unrealized gain/(loss) on securities, net of                -           -             -        -
    realization (net of tax).......................
  Translation adjustments (net of tax).............               -           -             -        -

Comprehensive income/(loss)........................                           -             -        -

--------------------------------------------------------------------------------------------------------
Balance as of March 31, 2003.......................     613,034,404  Rs.  6,127  Rs.        -   Rs.  -
--------------------------------------------------------------------------------------------------------
Common stock issued on exercise of stock options...       3,370,604          34             -        -
Receipt of calls in arrears........................                           3             -        -
Forfeiture of shares...............................          13,103           -             -        -
Amortization of compensation.......................               -           -             -        -
Comprehensive income
  Net income/(loss)................................               -           -             -        -
  Net unrealized gain/(loss) on securities, net of                -           -             -        -
    realization (net of tax)......................
  Translation adjustments (net of tax).............               -           -             -        -
Comprehensive income/(loss)........................               -           -             -        -
Cash dividends declared (Rs.7.5 per common share)..               -           -             -        -
--------------------------------------------------------------------------------------------------------
Balance as of March 31, 2004.......................     616,391,905       6,164  Rs.        -  Rs.   -
--------------------------------------------------------------------------------------------------------
Balance as of March 31, 2004 (US$).................                         142
--------------------------------------------------------------------------------------------------------

[Table -- continued]

Consolidated statements of stockholders' equity and other comprehensive income In millions, except share data

-------------------------------------------------------------------------------------------------------------------------------

                                                        Additional                             Accumulated other          Total
                                                           paid-in    Retained      Deferred       comprehensive  stockholder's
                                                           capital    earnings  compensation  Income, net of tax         equity
-------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2001.......................     Rs. 42,036  Rs. 34,196  Rs.     (33)       Rs.    (4,199)  Rs.   75,922
-------------------------------------------------------------------------------------------------------------------------------
Common stock issued on exercise of stock options...              -           -            -                    -              -
Amortization of compensation.......................              -           -           26                    -             26
Comprehensive income
  Net income.......................................              -       1,547            -                    -           1547
  Net unrealized gain/(loss) on securities, net of               -           -            -                3,283          3,283
    realization (net of tax).......................
  Translation adjustments (net of tax).............              -           -            -                   84             84
                                                                                                                   ------------
Comprehensive income/(loss)........................                                                                       4,914
                                                                                                                   ------------
Cash dividends declared (Rs. 11 per common share)..              -      (9,514)           -                    -         (9,514)
-------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2002(2)....................     Rs. 42,036  Rs. 26,229  Rs.      (7)       Rs.      (832)  Rs.   71,348
-------------------------------------------------------------------------------------------------------------------------------
Common stock issued on reverse acquisition.........         10,838           -            -                    -         12,028
Fair value of stock options assumed on reverse
  acquisition......................................            409           -            -                    -            409
Treasury stock arising due to reverse acquisition..          8,204           -            -                    -              -
Sale of  treasury stock............................          3,336           -            -                    -         12,555
Common stock issued on exercise of stock options...              -           -            -                    -              -
Increase in carrying value on direct issuance of
  stock by subsidiary..............................             40           -            -                    -             40
Amortization of compensation.......................              -           -            7                    -              7
Comprehensive income
  Net income/(loss)................................              -      (7,983)           -                    -         (7,983)
  Net unrealized gain/(loss) on securities, net of               -           -            -                3,731          3,731
    realization (net of tax).......................
  Translation adjustments (net of tax).............              -           -            -                   78             78
                                                                                                                   ------------
Comprehensive income/(loss)........................              -           -            -                    -         (4,174)
                                                                                                                   ============
-------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2003.......................     Rs. 64,863  Rs. 18,246  Rs.       -        Rs.     2,977   Rs.   92,213
-------------------------------------------------------------------------------------------------------------------------------
Common stock issued on exercise of stock options...            478           -            -                    -            512
Receipt of calls in arrears........................                          -            -                    -              3
Forfeiture of shares ..............................              -           -            -                    -              -
Amortization of compensation.......................              -           -            -                    -              -
Comprehensive income
  Net income/(loss)................................              -       5,219            -                    -          5,219
  Net unrealized gain/(loss) on securities, net of               -           -            -                1,858          1,858
    realization (net of tax)......................
  Translation adjustments (net of tax).............              -           -            -                  (94)           (94)
                                                                                                                   ------------
Comprehensive income/(loss)........................              -           -            -                    -          6,983
                                                                                                                   ------------
Cash dividends declared (Rs.7.5 per common share)..              -      (5,186)           -                    -         (5,186)
-------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2004.......................     Rs. 65,341  Rs. 18,279  Rs.       -        Rs.     4,741   Rs.   94,525
-------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2004 (US$).................          1,506         421                               109          2,178
-------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

1)   Restated for reverse acquisition.

2)   Restated for adoption of SFAS No. 147.

ICICI Bank Limited and subsidiaries

Consolidated statements of cash flows
In millions, except share data

                                                                                                    Convenience
                                                                                           translation into US$
                                                               Year ended March 31,        Year ended March 31,
                                                       ---------------------------------   --------------------
                                                         2002(1)        2003        2004                   2004
                                                       ---------   ---------   ---------   --------------------
Operating activities
Net income/(loss) .................................... Rs. 1,547   Rs.(7,983)  Rs. 5,219                US$ 120
Adjustments to reconcile net income to net cash (used
  in)/provided by operating activities:
  Provision for loan and other credit losses .........    10,532      19,649      20,055                    462
  Depreciation .......................................       786       2,438       2,791                     64
  Amortization .......................................     1,193       5,815      (1,902)                   (44)
  Amortization of discounts and expenses on borrowings     1,307         607         856                     20
  Deferred income tax ................................    (3,245)     (4,348)     (2,046)                   (47)
  Unrealized loss/(gain) on trading securities .......       (80)       (117)         15                      -
  Unrealized loss/(gain) on venture capital
     Investments .....................................       300       1,278        (499)                   (11)
  Other than temporary decline in value of other
     securities ......................................     3,480       2,098         944                     22
  Unrealized gain on derivative transactions .........       190      (1,009)       (850)                   (20)
  Undistributed equity in (earning)/loss of affiliates        (9)        958       1,631                     38

  Minority interest ..................................       (83)        (24)        (28)                    (1)
  (Gain)/loss on sale of property and equipment, net .       (29)        (16)       (345)                    (8)
  (Gain)/loss on sale of securities available for sale      (349)       (956)    (12,443)                  (287)
  Gain on sale of subsidiary's stock .................      (165)          -           -                      -
  Gain on sale of loans ..............................     (1979)     (2,795)     (4,687)                  (108)
  Cumulative effect of accounting changes, net of tax     (1,265)          -           -                      -
  Change in assets and liabilities
     Trading account assets ..........................   (23,421)     29,944     (34,686)                  (799)
     Interest and fees receivable ....................     3,583      (2,990)      5,943                    137
     Other assets ....................................   (12,783)    (34,295)    (18,535)                  (427)
     Trading account liabilities .....................     4,352     (13,656)         (7)                     -
     Taxes payable ...................................       552       5,830       3,300                     76
     Other liabilities ...............................    14,422       4,663      18,750                    432
                                                        --------    --------    --------                -------
Net cash (used in)/provided by operating activities ..    (1,164)      5,091     (16,524)                  (381)
                                                        --------    --------    --------                -------
Investing activities
Purchase of  available for sale securities ...........   (68,043)   (717,765)   (270,405)                (6,231)
Purchase of venture capital investments ..............      (504)     (1,268)     (3,097)                   (72)
Purchase of non-readily marketable equity securities .    (2,015)     (1,150)       (561)                   (13)
Proceeds from sale of held to maturity securities ....       640           -           -                      -
Proceeds from sale of available for sale securities ..    28,512     684,769     255,316                  5,883
Proceeds from sale of venture capital investments ....        53         207       2,157                     50
Proceeds from sale of non-readily marketable equity
  securities .........................................       183           -       1,358                     31
Proceeds from sale of subsidiary's stock .............       302           -           -                      -
Origination of loans, net ............................    28,624    (108,023)   (237,709)                (5,477)
Proceeds from sale of loans ..........................    40,815      51,780     128,269                  2,956
Purchase of property and equipment ...................    (1,701)     (6,943)     (5,740)                  (132)
Proceeds from sale of property and equipment .........       128         504       1,305                     30
Investments in affiliates ............................    (1,159)     (1,691)     (2,635)                   (61)
Payment for business acquisition, net of cash acquired      (143)     98,487      (1,322)                   (30)
                                                        --------    --------    --------                -------
Net cash (used in)/provided by investing activities ..    25,692      (1,093)   (133,064)                (3,066)
                                                        --------    --------    --------                -------

ICICI Bank Limited and subsidiaries

Consolidated statements of cash flows
In millions, except share data

                                                                                                             Convenience
                                                                                                    translation into US$
                                                                     Year ended March 31,           Year ended March 31,
                                                            -------------------------------------   --------------------
                                                              2002(1)          2003          2004                   2004
                                                            ---------   -----------   -----------   --------------------
Financing activities
Increase in deposits, net ............................      Rs. 1,308   Rs. 158,290   Rs. 193,741              US$ 4,464

Proceeds/ repayment from short-term borrowings, net ..        (28,852)      (30,118)       15,269                    352
Proceeds from other borrowings .......................          5,787             -             -                      -
Proceeds from issuances of long-term debt ............        158,905        10,631       114,712                  2,643
Repayment of long-term debt ..........................       (142,019)     (124,979)     (142,931)                (3,293)
Proceeds from issuance of common stock ...............              -        13,155           515                     12
Proceeds from issuance of common stock by subsidiary .            390             -             -                      -
Cash dividends paid ..................................         (9,514)            -        (5,186)                  (119)
                                                            ---------   -----------   -----------              ---------
Net cash provided by/(used in) financing activities ..        (13,995)       26,979       176,120                  4,059
                                                            ---------   -----------   -----------              ---------
Effect of exchange rate on cash and cash equivalents .            (14)            -             -                      -
                                                            ---------   -----------   -----------              ---------
Net increase/(decrease) in cash and cash equivalents .         10,519        30,977        26,532                    612
Cash and cash equivalents at the beginning of the
  year................................................         30,957        41,476        72,453                  1,669
                                                            ---------   -----------   -----------              ---------
Cash and cash equivalents at the end of the year .....      Rs.41,476   Rs.  72,453   Rs.  98,985              US$ 2,281
                                                            =========   ===========   ===========              =========
Supplementary information:
Cash paid for:
  Taxes ..............................................          4,505         1,027         3,313              US$    76
Non-cash items:
  Foreclosed assets ..................................          1,188           673         1,087                     25
  Conversion of loan to equity shares ................          1,586         4,495         1,162                     27
  Transfer of securities from held to maturity
     category to available for sale category .........            866             -             -                      -
  Change in unrealized gain/(loss) on securities
     available for sale, net .........................          3,283         5,205         2,507                     58
  Acquisitions
  Fair value of net assets acquired, excluding cash
     and cash equivalents ............................                      (37,948)          642                     15
  Shares issued ......................................                  118,965,731     3,370,604                      -
  Treasury stock .....................................                        8,204             -                      -

See accompanying notes to the consolidated financial statements.

1)   Restated for reverse acquisition and adoption of SFAS No. 147.

ICICI Bank Limited and subsidiaries

Notes to the consolidated financial statements

1.   Significant accounting policies

Overview

     ICICI Bank Limited (ICICI Bank) together with its subsidiaries and affiliates (collectively, the Company) is a diversified financial services group providing a variety of banking and financial services including project and corporate finance, working capital finance, venture capital finance, investment banking, treasury products and services, retail banking, broking and insurance. Further, the Company also has interests in the software development, software services and business process outsourcing businesses. The Company is headquartered in Mumbai, India.

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

     The consolidated statements of operations, cash flows and stockholders' equity and other comprehensive income for the year ended 2002, presented herein, are those of the acquirer, even though the acquiree is the surviving legal entity subsequent to the reverse acquisition. As such, they include the acquirer's less than majority ownership interest in the acquiree accounted for by the equity method.

Principles of consolidation

     The consolidated financial statements include the accounts of ICICI Bank and all of its subsidiaries. The Company consolidates subsidiaries in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. Entities where the Company holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence, other than investments of designated venture capital subsidiaries, are accounted for under the equity method, and the pro rata share of their income (loss) is included in other income. Income from investments in less than 20%-owned companies is recognized when dividends are received. The Company consolidates entities deemed to be Variable Interest Entities (VIEs) where the Company is determined to be the prime beneficiary under FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). All significant inter company accounts and transactions are eliminated on consolidation.

     In December 2003, the FASB issued Financial Interpretation No. 46R, 'Consolidation of Variable Interest Entities' (FIN 46R), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R revises and replaces FIN 46, issued by the FASB in January 2003. FIN 46R applies to the accounting for certain entities, the investors in which are identified as not possessing the normal characteristics of a controlled financial interest, or which lack sufficient equity to finance its activities without additional support from other parties. Such entities are referred to in FIN 46R as Variable Interest Entities. FIN46R refers to parties with equity, certain contractual or other financial interest as variable interest holders. FIN 46R establishes a framework for defining a prime beneficiary and requires consolidation of VIEs in which the Company is the prime beneficiary. FIN 46R also requires specific disclosures about VIEs in which the Company is the prime beneficiary or in which it holds a significant variable interest. Accounting requirements of FIN 46 were immediately applicable to any VIE created after January 31, 2003 and this provision was unchanged by FIN 46R. For all other VIEs with which the Company holds a variable interest, the Company is required to evaluate each entity's structure to determine whether it is reasonably likely that the Company would be required to consolidate or disclose information about each VIE's nature,

ICICI Bank Limited and Subsidiaries
purpose, size and activities, together with the Company's maximum exposure to loss. For those VIEs created prior to February 1, 2003, the Company will be required to adopt the accounting provisions of FIN 46 commencing April 1, 2004 although earlier adoption is allowed.

     The Company is involved with special purpose entities through which it conducts various loan securitizations. Existing securitization structures with which the Company is involved are excluded from the scope of FIN 46R and as such are considered to be qualifying special purpose entities (QSPEs) as set forth in SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. The Company is not involved with any unconsolidated special purpose entities which are not considered to be QSPEs, however the Company has venture capital investments in entities that are not subject to consolidation under provisions of FIN 46R but are instead reported at fair value pursuant to specialized accounting requirements applicable to investment companies. The Company further provides project finance or other credit products which may result in credit exposure or fee interest with the counterparty that meet the definition of a variable interest in a variable interest entity. At March 31, 2004 the volume of such credits outstanding was Rs. 426,616 million. In addition, credits committed but not yet disbursed amounted to Rs. 73,903 million. The Company does not presently anticipate that this involvement would be sufficient to result in the Company being the prime beneficiary in a Variable Interest Entity as defined in FIN 46R. Accordingly, adoption of the provisions of FIN 46R is not anticipated to have a material impact on the Company's operating results or financial position.

     The consolidation of the Company's majority ownership interest in two insurance companies acquired in each of fiscal 2001 and 2002 was deemed inappropriate because of substantive participative rights retained by the minority shareholders. Accordingly, such interests are no longer consolidated from fiscal 2003, but are accounted for by the equity method. Prior period financial statements have been restated with no resultant impact on net income or shareholders' equity.

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

     Transaction gains and losses that arise from exchange rate fluctuations on transactions

ICICI Bank Limited and Subsidiaries
denominated in a currency other than the functional currency are included in the results of operations as incurred.

     Solely for the convenience of the readers, the financial statements as of and for the year ended March 31, 2004, have been translated into United States dollar at the noon buying rate in New York City on March 31, 2004, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve of New York of US$ 1 = Rs.43.40. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other certain rate on March 31, 2004, or at any other certain date.

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

     Revenues from software development, software services and business process outsourcing comprise income from time-and-material and fixed-price contracts. Revenue with respect to time-and-material contracts is recognized as related services are performed. Revenue with respect to fixed-price contracts is recognized in accordance with the percentage of completion method of accounting. Provisions for estimated losses on contracts-in-progress are recorded in the period in which such losses become probable based on the current contract estimates.

Cash equivalents

     The Company considers all highly liquid investments, which are readily convertible into cash and have contractual maturities of three months or less from the date of purchase, to be cash equivalents. The carrying value of cash equivalents approximates fair value.

Securities and trading activities

     The Company classifies investments in debt and readily marketable equity securities, other than investments held by certain venture capital subsidiaries, into two categories based upon management's intention at the time of purchase: trading securities and securities available for sale. Realized gains and losses on the sale of securities are recorded at the time of sale. For computing realized gains and losses on securities, other than equity shares, the cost is ascertained using the first-in-first-out method. The realized gains and losses on equity shares are computed using the weighted average method.

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

     Securities not classified as trading securities are classified as available for sale. These include securities used as part of the Company's asset liability management strategy, which may be sold in response to changes in interest rates, prepayment risk, liquidity needs and similar

ICICI Bank Limited and Subsidiaries
factors. Securities available for sale are recorded at fair value with unrealized gains and losses recorded, net of tax, as a component of accumulated other comprehensive income.

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

     The Company's venture capital subsidiaries carry their investments at fair value, with changes in fair value recognized in gain/loss on venture capital investments. The fair values of publicly traded venture capital investments are generally based upon quoted market prices. In certain situations, including thinly traded securities, large-block holdings, restricted shares or other special situations, the quoted market price is adjusted to produce an estimate of the attainable fair value for the securities. For securities that are not publicly traded, fair value is determined in good faith pursuant to procedures established by the venture capital subsidiaries. In determining the fair value of these securities, consideration is given to the financial conditions, operating results and prospects of the underlying companies, and any other factors deemed relevant. Generally, these investments are carried at cost during the first year, unless a significant event occurs that affects the long-term value of the investment. Because of the inherent uncertainty of the valuations, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed.

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

     The Company identifies a commercial loan as impaired and places it on non-accrual status when it is probable that it will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. A commercial loan is also considered to be impaired and placed on a non-accrual basis if interest or principal is greater than 90 days overdue. Delays or shortfalls in loan payments are evaluated along with other

ICICI Bank Limited and Subsidiaries
factors to determine if a loan should be classified as impaired. The decision to classify a loan as impaired is also based on an evaluation of the borrower's financial condition, collateral, liquidation value and other factors that affect the borrower's ability to pay.

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

Allowance for loan losses

     The allowance for loan losses represents management's estimate of probable losses inherent in the portfolio. Larger balance, non-homogenous exposures representing significant individual credit exposures are evaluated based upon the borrower's overall financial condition, resources and payment record and the realizable value of any collateral. Within the allowance of loan losses, a valuation allowance is maintained for larger-balance, non-homogenous loans that have been individually determined to be impaired. This estimate considers all available evidence including the present value of the expected future cash flows discounted at the loan's contractual effective rate and the fair value of collateral. Provisions recognized by the Company on account of reductions of future interest rates as a part of troubled debt restructurings are accreted as a credit to the provision for loan losses over the tenor of the restructured loan.

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

     The Company evaluates its impaired loan portfolio at the end of every period and loan

ICICI Bank Limited and Subsidiaries
balances which are deemed irrecoverable are charged off against related allowances for credit losses.

Transfers and servicing of financial assets

     The Company transfers commercial and consumer loans through securitization transactions. The transferred loans are de-recognized and gains/losses are recorded only if the transfer qualifies as a sale under SFAS No. 140.

     Recourse and servicing obligations and put options written are recorded as proceeds of the sale. For a transfer of financial assets to be considered a sale, financial assets transferred by the Company must have been isolated from the seller, even in bankruptcy or other receivership; the purchaser must have the right to sell the assets transferred or the purchaser must be a qualifying special purpose entity meeting certain significant restrictions on its activities, whose investors have the right to sell their ownership interests in the entity; and the seller must not continue to control the assets transferred through an agreement to repurchase them or have a right to cause the assets to be returned (known as a call option).

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

Derivatives instruments and hedging activities

     The Company may designate a derivative as either a hedge of the fair value of a recognized fixed rate asset or liability or an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of future cash flows of a floating rate asset or liability (cash flow hedge) or a foreign-currency fair value or cash flow hedge (foreign currency hedge). All derivatives are recorded as assets or liabilities on the balance sheet at their respective fair values with unrealized gains and losses recorded either in accumulated other comprehensive income or in the statement of income, depending on the purpose for which the derivative is held. Derivatives that do not meet the criteria for designation as a hedge under Statement of Financial Accounting Standard No.133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133) at inception, or fail to meet the criteria thereafter, are accounted for in other assets with changes in fair value recorded in the statement of income.

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

     At the inception of a hedge transaction, the Company formally documents the hedge relationship and the risk management objective and strategy for undertaking the hedge. This process includes identification of the hedging instrument, hedged item, risk being hedged and the methodology for measuring effectiveness. In addition, the Company assesses, both at the

ICICI Bank Limited and Subsidiaries
inception of the hedge and on an ongoing quarterly basis, whether the derivative used in the hedging transaction has been highly effective in offsetting changes in fair value or cash flows of the hedged item, and whether the derivative is expected to continue to be highly effective.

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

     The Company adopted SFAS No. 133 and SFAS No.138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, on a prospective basis effective April 1, 2001.

     Prior to the adoption of SFAS No. 133, derivatives used for interest rate risk management were not recorded at fair value. Rather, the net interest settlement on designated derivatives that either effectively altered the interest rate characteristics of assets and liabilities or hedged exposures to risk was treated as an adjustment to the interest income or interest expense of the related assets or liabilities. The effect of adopting SFAS No. 133 and SFAS No. 138 did not result in any material impact on the statement of operations.

Guarantees and indemnifications

     In November 2002, the FASB issued Financial Interpretation No. 45, `Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others' (FIN 45), which requires that, for guarantees within the scope of FIN 45 issued or amended after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee be recognized. FIN 45 also requires additional disclosures in financial statements for periods ending after December 15, 2002. Accordingly, the required disclosures are included in Note 30 to the consolidated financial statements of the Company. The recognition and measurement provisions of FIN 45 were adopted effective January 1, 2003 and did not have a material impact on the consolidated financial statements of the Company.

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

     Property under construction and advances paid towards acquisition of property and

ICICI Bank Limited and Subsidiaries
equipment are disclosed as capital work in progress. The interest costs incurred for funding an asset during its construction period are capitalized based on the average outstanding investment in the asset and the average cost of funds. The capitalized interest cost is included in the cost of the relevant asset and is depreciated over the estimated useful life of the asset.

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

Goodwill and intangible assets

     On April 1, 2001, the Company early-adopted SFAS No. 142, Goodwill and Other Intangible Assets. As required by SFAS No. 142, the Company reclassified existing goodwill and intangible assets to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. This resulted in reclassification of previously recorded intangible assets of Rs. 115 million as goodwill and a reclassification of previously recorded goodwill of Rs. 373 million as a separate unidentifiable intangible asset and related deferred tax liability.

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

ICICI Bank Limited and Subsidiaries

     The useful life of other intangible assets is as follow:

                                                               No. of years
 Customer-related intangibles..................................        3-10
 Other intangibles.............................................          5

     In October 2002, the FASB issued SFAS No. 147, Acquisitions of Certain Financial Institutions. SFAS No. 147 requires that business combinations involving financial institutions within its scope, be accounted for under SFAS No. 141. Previously, generally accepted accounting principles for acquisitions of financial institutions provided for recognition of the excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset. Under SFAS No. 147, such excess is accounted for as goodwill. Adoption of SFAS No. 147 resulted in a reclassification of previously recorded unidentifiable intangible asset of Rs. 581 million and deferred tax liability of Rs. 208 million to goodwill with effect from April 1, 2001. Further, as required by SFAS No. 147, the Company reversed the amortization expense of Rs. 290 million and the related income tax benefit of Rs. 103 million, by restating the results for the year ended March 31, 2002.

Liabilities and Equity

     On July 1, 2003, the Company adopted SFAS No 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No.150 establishes standards for how an issuer measures certain financial instruments with characteristics of both liabilities and equity and classifies them in its statements of financial position. It requires that an issuer classify a financial instrument that is within scope as a liability (or an asset in some circumstances) when that financial instrument embodies an obligation of the issuer. SFAS 150 is effective for financial instruments entered into or modified after May 31,2003, and otherwise effective July 1, 2003, and did not have any impact on the Company's consolidated financial statements.

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

ICICI Bank Limited and Subsidiaries

Trading assets and liabilities

     Trading assets and liabilities include securities and derivatives and are recorded either at market value or, where market prices are not readily available, fair value, which is determined under an alternative approach. The determination of market or fair value considers various factors including stock exchange quotations, time value and volatility factors underlying derivatives, counterparty credit quality and derivative transaction cash maintenance during that period. Trading derivatives in a net receivable position are reported as trading assets. Similarly trading derivatives in a net payable position are reported as trading liabilities.

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

     In December 2002, FASB issued SFAS No. 148 Accounting for Stock Based Compensation-transition and disclosures, an amendment of FASB No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS No. 148 are applicable for fiscal periods beginning after December 15, 2002

     Had compensation cost been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company's net income and earnings per share as reported would have changed to the amounts indicated below.

                                                                              Year ended March 31,
                                                                      -----------------------------------
                                                                        2002(1)         2003         2004
                                                                      ---------   ----------    ---------
Net income/(loss) (in millions)
As reported........................................................   Rs. 1,547   Rs. (7,983)   Rs. 5,219

Add:   Stock based employee compensation expense included in
       reported net income, net of  tax effects....................          26           7             -
Less : Stock based employee compensation expense determined under
       fair value based method, net of tax effects.................         (58)       (358)         (309)
                                                                      ---------   ---------     ---------
Pro forma net income/ (loss).......................................       1,515      (8,334)        4,910
                                                                      ---------   ---------     ---------
Earnings/ (loss) per share: Basic (in Rs.)
As reported........................................................        3.94      (14.18)         8.50
Pro forma..........................................................        3.86      (14.80)         8.00
Earnings/ loss) per share: Diluted (in Rs.)
As reported........................................................        3.94      (14.18)         8.43
Pro forma..........................................................        3.86      (14.80)         7.93

1)   Restated for reverse acquisition and adoption of SFAS No. 147.

ICICI Bank Limited and Subsidiaries

     The fair value of the options is estimated on the date of the grant using the Black-Scholes options pricing model, with the following assumptions:

                                                   Year ended March 31,
                                             ---------------------------------
                                               2002         2003         2004
                                             --------   --------   -----------

Dividend yield..............................     5.5%       1.7%          4.1%
Expected life............................... 10 years   10 years      10 years
Risk free interest rate.....................     7.4%       8.9%   5.1% - 5.9%
Volatility..................................      55%        54%           40%

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

2.   Dilution of ownership interest in the acquiree

     During the year ended March 31, 2002, the Company reduced its ownership interest in acquiree from 46.4% to 46%. This resulted in a gain of Rs. 57 million, which is included in the statement of income.

3.   Acquisitions

Reverse acquisition

     Effective April 1, 2002, the acquiree and ICICI consummated a transaction whereby shareholders of the ICICI were issued shares of the acquiree in the ratio of 1:2. The transaction has been treated as a reverse acquisition, with the acquiree as the surviving legal entity but ICICI as the accounting acquirer.

     On the acquisition date, ICICI held a 46% ownership interest in the acquiree. Accordingly, the acquisition of the balance 54% ownership interest has been accounted for as a step-acquisition. The operations of the acquiree have been consolidated in these financial statements effective April 1, 2002.

     As a result of the acquisition, ICICI Bank became a universal banking company offering the entire spectrum of financial services. The acquisition was expected to reduce the cost of funds for the Company through access to the extensive branch network and deposit base of the acquiree. Further, the acquisition was expected to benefit the Company through greater opportunities to generate fee-based income, participation in the payment networks and ability to provide transaction banking services. Subsequent to the acquisition, the operations of the acquirer are being governed by the Banking Regulation Act, 1949.

ICICI Bank Limited and Subsidiaries

     The components of the purchase price and allocation are as follows:

                                                                   (in millions)

Fair value of common stock issued on reverse acquisition...........  Rs. 12,028
Direct acquisition costs...........................................       1,627

Fair value of stock options assumed on reverse acquisition.........         409
                                                                     ----------
Total..............................................................  Rs. 14,064
                                                                     ----------

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

     The total purchase price has been allocated to the acquired assets and assumed liabilities as of the date of acquisition based on management's estimates and independent appraisals as follows:

                                                                   (in millions)
Assets
Cash and cash equivalents.........................................  Rs.  53,183
Investments.......................................................      113,725
Loans.............................................................       39,102
Property and equipment............................................        2,609
Intangible assets.................................................        5,470
Other assets......................................................       11,093
                                                                    -----------
Total assets acquired.............................................  Rs. 225,182

Liabilities
Deposits..........................................................  Rs. 176,018
Borrowings........................................................       16,174
Other liabilities.................................................       19,745
                                                                    -----------
Total  liabilities assumed........................................  Rs. 211,937
                                                                   ------------
Net tangible and intangible assets................................  Rs.  13,245
Goodwill..........................................................          819
                                                                   ------------
Total.............................................................  Rs   14,064
                                                                   ------------

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

Other acquisitions

     During the year ended March 31, 2004, the Company recorded goodwill of Rs. 616 million in relation to acquisitions of certain finance and service companies for an aggregate cash consideration of Rs. 757 million. The revenues and total assets of the acquired companies are immaterial to the consolidated results of operations and financial position of the Company.

     During the year ended March 31, 2003, the Company acquired certain software development and services companies in India and the United States for an aggregate cash consideration of Rs. 959 million. The transactions were accounted for under the purchase method of accounting and resulted in goodwill of Rs. 617 million.

ICICI Bank Limited and Subsidiaries

Pro forma information

     Pro forma results of the operations for the years ended March 31, 2003 and 2004 as if the acquisitions had been made at the beginning of the periods is given below. The pro forma results include estimates and assumptions which management believes are reasonable. However, these do not reflect any benefits from economies or synergies, which might be achieved from combining the operations. The pro forma consolidated results of operations include adjustments to give effect to amortization of acquired intangible assets other than goodwill. The pro forma information is not necessarily indicative of the operating results that would have occurred had the purchase been made at the beginning of the periods presented.
                                                        Year ended March 31,
                                                      -------------------------
                                                            2003           2004
                                                      -----------   -----------

Revenues (in millions).............................   Rs. 112,337   Rs. 128,508
Net income/(loss) (in millions)....................        (8,153)        5,292
EPS (Basic and Diluted) (in Rs.)...................        (14.48)         8.62

4.   Cash and cash equivalents

     Cash and cash equivalents as of March 31, 2004, includes deposits with the Reserve Bank of India of Rs.49,633 million (2003: Rs. 45,506 million) including Rs. 46,016 million (2003: Rs. 39,805 million) in accordance with the guidelines governing minimum cash reserve requirements and interest-bearing deposits with other banks of Rs. 28,404 million (2003: Rs. 6,919 million). The balances maintained with the Reserve Bank of India towards cash reserve requirements are subject to withdrawal and usage restrictions.

5.   Trading assets

     A listing of the trading assets is set out below.

                                                            As of March 31
                                                         ----------------------
                                                                2003       2004
                                                         -----------  ---------
                                                               (in millions)

Government of India securities.........................  Rs.  26,658  Rs.30,374
Securities purchased under agreements to resell........        5,399     34,974
Corporate debt securities..............................        6,704      6,403
Equity securities......................................          187      1,018
Fair value of derivative and foreign exchange contracts.         686      2,386
                                                         -----------  ---------
Total................................................... Rs. 3 9,634  Rs.75,155
                                                         ===========  =========

     As of March 31, 2004, trading assets include Government of India (GOI) securities amounting to Rs. 768 million (2003: Rs. 8,050 million), which are held as and towards repurchase transactions undertaken and telegraphic transfer drawing arrangements.

ICICI Bank Limited and Subsidiaries

6.   Securities

     The portfolio of securities is set out below.

                                         As of March 31, 2003                                 As of March 31, 2004
                          ---------------------------------------------------   ---------------------------------------------------
                            Amortized       Gross        Gross           Fair     Amortized         Gross       Gross          Fair
                                 cost  unrealized   unrealized          value          cost    unrealized  unrealized         value
                                             gain         loss                                       gain        loss
                                                                        (in millions)
Available for sale
Corporate debt securities Rs.  10,636   Rs.   389   Rs.    (79)   Rs.  10,946   Rs.  18,791   Rs.     183   Rs.  (154)   Rs. 18,820
GOI securities...........     240,187       4,403         (459)       244,131       256,284         4,488        (192)      260,580
                          -----------   ---------   ----------    -----------   -----------   -----------   ---------    ----------
Total debt securities....     250,823       4,792         (538)       255,077       275,075         4,671        (346)      279,400
Equity securities........      13,609         745       (1,932)        12,422        15,475         2,072        (342)       17,205
                          -----------   ---------   ----------    -----------   -----------   -----------   ---------    ----------
Total securities
  available for sale..... Rs. 264,432   Rs. 5,537   Rs. (2,470)   Rs. 267,499   Rs. 290,550   Rs.   6,743   Rs.  (688)   Rs.296,605
                          ===========   =========   ==========    ===========   ===========   ===========   =========    ==========

Non-readily
  marketable equity
  securities (1)......... Rs.   9,418                                           Rs.   8,621

Venture capital
  investments (2)........                                         Rs.   3,704                                            Rs.  5,142

1) Primarily represents securities acquired as a part of project financing activities or conversion of loans in debt restructurings.

2) Represents venture capital investments held by venture capital subsidiaries of the Company.

     During the year ended March 31, 2004, as part of its ongoing evaluation of its securities portfolio, the Company recorded an impairment charge of Rs. 944 million (2003: Rs. 2,098 million, 2002: Rs. 3,480 million) for other than temporary decline in value of available for sale and non-readily marketable equity securities.

Privately placed corporate debt securities reported as loans (credit substitutes)

     The portfolio of credit substitutes is set out below.

                                     As of March 31, 2003                            As of March 31, 2004
                      -----------------------------------------------   ----------------------------------------------
                       Amortized      Gross       Gross          Fair   Amortized       Gross       Gross         Fair
                            cost  unrealized  unrealized        value        cost  unrealized  unrealized        value
                                       gain        loss                                              gain         loss
                                                                        (in millions)
Available for sale..  Rs. 61,295   Rs. 2,539  Rs. (1,118)  Rs. 62,716  Rs. 49,103   Rs. 1,330    Rs. (364)  Rs. 50,069

     During the year ended March 31, 2002, the Company sold debt securities classified as held to maturity. The debt securities were sold for Rs. 640 million resulting in a realized gain of Rs. 102 million. As the securities were sold for reasons other than those specified in Statement of Financial Accounting Standard No. 115, `Accounting for Certain Investments in Debt and Equity Securities' (SFAS 115), all remaining held to maturity securities were reclassified as available for sale. Subsequent to the sale, the Company no longer classifies debt securities as held to maturity.

Other than temporary impairment

     The Company has determined that the unrealized losses on the Company's investments in equity and debt securities are temporary in nature. The Company conducts a review each year to identify and evaluate investments that have indications of possible impairment. An investment in an equity or debt security is impaired if its fair value falls below its cost and the decline is considered other than temporary. Factors considered in determining whether a loss is temporary include length of time and extent to which fair value has been below cost; the financial

ICICI Bank Limited and Subsidiaries
condition and near term prospects of the issuer, and the Company's ability and intent to hold the investment for a period sufficient to allow for any anticipated recovery. The Company's review of impairment generally entails:

o identification and evaluation of investments that have indications of possible impairment;

o analysis of individual investments that have fair values less than 75% of amortized cost, including consideration of the length of time the investment has been in an unrealized loss position;

o discussion of evidential matter, including an evaluation of factors or triggers that would or could cause individual investments to qualify as having other-than temporary impairment and those that would not support other-than temporary impairment;

o documentation of the results of these analyses, as required under business policies.

     The fair value of the investment in equity and debt securities in an unrealized loss position as of March 31, 2004 is set out below.

                               Less than 12 months       12 months or longer              Total
Description of  Securities   Fair Value   Unrealized   Fair Value   Unrealized   Fair Value   Unrealized
                                              Losses                    Losses                    Losses
--------------------------   ----------   ----------   ----------   ----------   ----------   ----------
                                                            (in millions)

Corporate debt securities    Rs.  6,985     Rs.  145      Rs. 249       Rs.  8   Rs.  7,234     Rs.  154
GOI Securities..........         21,999          192            -            -       21,999          192
Credit substitutes......          2,414          309          134           55        2,548          364
Equity Securities.......          1,041          342            -            -        1,041          342
                             ----------     --------      -------       ------   ----------     ---------
Total ..................     Rs. 32,439     Rs.  988      Rs. 383       Rs. 63   Rs. 32,822     Rs. 1,052
                             ==========     ========      =======       ======   ==========     =========

Income from securities available for sale

     A listing of income from securities available for sale is set out below.

                                                                             Year ended March 31,
                                                                     -----------------------------------
                                                                          2002         2003         2004
                                                                     ---------   ----------   ----------
                                                                              (in millions)

Interest........................................................     Rs. 1,027   Rs. 16,633   Rs. 15,264
Dividends.......................................................           267          389          431
                                                                     ---------   ----------   ----------
Total...........................................................     Rs. 1,294   Rs. 17,022   Rs. 15,695
                                                                     =========   ==========   ==========
Gross realized gain.............................................     Rs. 1,238   Rs.  6,845   Rs. 16,211
Gross realized loss.............................................            (7)      (5,022)      (2,467)
                                                                     ---------   ----------   ----------
Total...........................................................     Rs. 1,231   Rs.  1,823   Rs. 13,744
                                                                     =========   ==========   ==========

ICICI Bank Limited and Subsidiaries

Income from credit substitutes available for sale

     A listing of income from credit substitutes available for sale is set out below.

                                                   Year ended March 31,
                                                   ---------------------
                                                        2003        2004
                                                   ---------   ---------
                                                      (in millions)

Interest.....................................      Rs. 8,406   Rs. 6,003
Dividends ...................................            381          45
                                                   ---------   ---------
Total........................................      Rs. 8,787   Rs. 6,048
                                                   =========   =========

Gross realized gain..........................      Rs. 1,200   Rs.   733
Gross realized loss..........................            (75)       (108)
                                                   ---------   ---------
Total........................................      Rs. 1,125   Rs.   625
                                                   =========   =========

Maturity profile of debt securities

     A listing of each category of available for sale debt securities as of March 31, 2004, by maturity is set out below.

                                                Available for sale
                                         -------------------------------
                                         Amortized Cost       Fair value
                                         --------------      -----------
                                                 (in millions)
Corporate debt securities
Less than one year.......................   Rs.   2,206      Rs.   2,204
One to five years........................         4,600            4,696
Five to ten years........................         9,370            9,357
Greater than ten years...................         2,615            2,563
                                            -----------      -----------
Total Corporate debt securities..........   Rs.  18,791      Rs.  18,820
                                            -----------      -----------
GOI securities
Less than one year.......................   Rs.  41,641      Rs.  43,456
One to five years........................        18,819           18,956
Five to ten years........................       112,774          112,704
Greater than ten years...................        83,050           85,464
                                            -----------      -----------
Total GOI securities.....................   Rs. 256,284      Rs. 260,580
                                            -----------      -----------
Total debt securities....................   Rs. 275,075      Rs. 279,400
                                            ===========      ===========

Credit substitutes
Less than one year.......................   Rs.  13,121      Rs.  13,114
One to five years........................        15,643           15,859
Five to ten years........................        13,261           14,047
Greater than ten years...................         7,078            7,049
                                            -----------      -----------
Total credit substitutes.................   Rs.  49,103      Rs.  50,069
                                            ===========      ===========

7.   Repurchase transactions

     The Company has undertaken repurchase and reverse repurchase transactions in GOI securities. The average level of repurchase transactions outstanding during the year ended March 31, 2004, was Rs. 7,551 million (2003: Rs. 7,002 million). The average level of reverse repurchase transactions outstanding during the year ended March 31, 2004, was Rs.1,010 million (2003: Rs. 4,483 million). As of March 31, 2004, outstanding repurchase and reverse repurchase transactions were Rs. Nil (2003: Rs. 3,000 million) and Rs. 34,974 million (2003: Rs. 5,399 million) respectively.

ICICI Bank Limited and Subsidiaries

8.   Investments in affiliates

The acquiree

     For the year ended March 31, 2002, the Company accounted for its 46% interest in the acquiree using the equity method. The carrying value of the investment in the acquiree as of March 31, 2002, was Rs. 8,204 million. The Company's equity in the income of the acquiree for the year ended March 31, 2002 was Rs. 929 million. During the year ended March 31, 2002, the Company received dividends of Rs. 403 million (2001: Rs. 184 million) from the acquiree.

     The summarized statement of income of the acquiree is set out below.

 Statement of income                                Year ended March 31, 2002
                                                    -------------------------
                                                                 (in millions)

 Interest income...................................                Rs. 20,837
 Interest expense..................................                   (15,116)
                                                                   ----------
 Net interest income...............................                Rs.  5,721
 Provision for loan losses.........................                    (1,722)
 Non-interest income...............................                     5,213
 Non-interest expense..............................                    (6,260)
 Income taxes......................................                      (931)
 Cumulative effect of accounting change............                        16
                                                                   ----------
 Net income........................................                Rs.  2,037
                                                                   ==========

Insurance companies

     The Company accounts for its 74% ownership interest in ICICI Prudential Life Insurance Limited (`ICICI Prulife') and ICICI Lombard General Insurance Company Limited (`ICICI Lombard') by the equity method of accounting because of substantive participative rights held by the minority shareholders.

     The carrying value of the investment in these companies as of March 31, 2004, was Rs. 3,165 million (2003: Rs. 2,230 million). The Company's equity in the loss of these affiliates for the year ended March 31, 2004 was Rs. 1,561 million (2003: Rs. 971 million, 2002: Rs. 681 million).

     The summarized balance-sheets and statements of operations of these entities as of and for the year ended March 31, 2004 is set out below.

Balance sheet                                        As of March 31, 2004
                                                   ------------------------
                                                        ICICI         ICICI
                                                      Prulife       Lombard
                                                   ----------      --------
                                                         (in millions)

Cash and cash equivalents ........................ Rs.    318     Rs.   629
Securities........................................      8,186         3,366
Assets held to cover linked liabilities ..........      8,650             -
Other assets......................................      2,597         1,639
                                                   ----------     ---------
Total assets...................................... Rs. 19,751     Rs. 5,634
                                                   ==========     =========
Provision for linked liabilities ................. Rs.  8,650             -
Other liabilities.................................      8,827     Rs. 3,516
Stockholders' equity..............................      2,274         2,118
                                                   ----------     ---------
Total liabilities and stockholders' equity........ Rs. 19,751     Rs. 5,634
                                                   ==========     =========

ICICI Bank Limited and Subsidiaries

Statement of income                                Year ended March 31, 2004
                                                   -------------------------
                                                        ICICI         ICICI
                                                      Prulife       Lombard
                                                  -----------      --------
                                                         (in millions)

Interest income..................................  Rs.    630      Rs.  184
Interest expense.................................           -             -
                                                   ----------      --------
Net interest income..............................  Rs.    630      Rs.  184
Non-interest income..............................       4,007         1,544
Non-interest expense.............................      (6,764)       (1,622)
Income tax (expense)/ benefit....................         (97)           (9)
                                                   ----------      --------
Net income/(loss)................................  Rs. (2,224)     Rs.   97
                                                   ==========      ========

Others

     The other affiliates of the Company are Prudential ICICI Asset Management Company Limited (Pru-ICICI), Prudential ICICI Trust Limited (Pru-Trust), TCW/ICICI Investment Partners LLC (TCW) and Semantik Solutions Gmbh, Germany. The carrying value of the investment in such affiliates as of March 31, 2004, was Rs. 454 million (2003: Rs. 385 million). The Company's equity in the income of such affiliates for the year ended March 31, 2004, was Rs. 123 million (2003: Rs. 13 million, 2002: Rs. 46 million).

9.   Loans

     A listing of loans by category is set out below.

                                                                                    As of March 31,
                                                                             ---------------------------
                                                                                      2003          2004
                                                                             -------------   -----------
                                                                                   (in millions)
Project and corporate finance (1) (2)   .................................    Rs.   387,870   Rs. 319,646
Working capital finance (including working capital term loans)...........           74,422        80,505
Lease financing..........................................................           26,927        26,165
Consumer loans and credit card receivables...............................          188,286       309,006
Other....................................................................           18,959        70,059
                                                                             -------------   -----------
Gross loans..............................................................    Rs.   696,464   Rs. 805,381
Unearned income..........................................................           (8,902)       (7,482)
Security deposits........................................................           (2,922)       (2,612)
                                                                             -------------   -----------
Loans, net of unearned income and security deposits......................    Rs.   684,640   Rs. 795,287
Allowances for loan losses...............................................          (54,219)      (66,767)
                                                                             -------------   -----------
Loans, net...............................................................    Rs.   630,421   Rs. 728,520
                                                                             =============   ===========

1) Non-readily marketable privately placed debt instruments are classified as loans to reflect the substance of such transactions as substitutes for direct lending (credit substitutes).

2) Includes Rs. 50,069 million (2003: Rs. 62,716 million) of credit substitutes classified as loans.

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

ICICI Bank Limited and Subsidiaries

Lease financing

     Contractual maturities of the Company's investment in lease financing and its components, which are included in loans are set out below.

                                                                As of March 31,
                                                                           2004
                                                                ---------------
                                                                  (in millions)
Gross finance receivables for the year ending March 31,
2005...........................................................   Rs.    3,375
2006...........................................................          3,350
2007...........................................................          5,197
2008...........................................................          2,953
2009...........................................................          2,871
Thereafter.....................................................          8,419
                                                                  ------------
                                                                  Rs.   26,165
Unearned income................................................         (7,538)
Security deposits..............................................         (2,612)
                                                                  ------------
Investment in lease financing..................................   Rs.   16,015
                                                                  ============

Maturity profile of loans

     A maturity profile of gross loans, other than investment in lease financing is set out below.

                                                          As of March 31,
                                                      ------------------------
                                                             2003         2004
                                                      -----------  -----------
                                                           (in millions)

Less than one year..................................  Rs. 147,707  Rs. 186,326
One to five years...................................      328,692      365,924
Greater than five years.............................      193,138      226,966
                                                      -----------  -----------
Total...............................................  Rs. 669,537  Rs. 779,216
                                                      ===========  ===========
Interest and fees on loans

     A listing of interest and fees on loans (net of unearned income) is set out below.

                                                                    As of March 31,
                                                          ----------------------------------
                                                                2002        2003        2004
                                                          ----------  ----------  ----------
                                                                    (in millions)

Project and corporate finance ........................... Rs. 56,032  Rs. 45,307  Rs. 31,242
Working capital finance (including working capital
  term loans)............................................      6,418       8,241       6,760
Lease financing..........................................      4,977       2,484       1,438
Consumer loans and credit card receivables...............      6,593      15,372      26,097
Other....................................................      1,217       3,676       3,684
                                                          ----------  ----------  ----------
Total.................................................... Rs. 75,237  Rs. 75,080  Rs. 69,221
                                                          ==========  ==========  ==========

Restructured loans

     The Company classifies a loan as a restructured loan where it has made concessionary modifications, that it would not otherwise consider, to the contractual terms of a loan to a borrower experiencing financial difficulties. As of March 31, 2004, the Company had committed to lend Rs. 13,684 million (2003: Rs. 2,822 million), to borrowers who are parties to troubled debt restructurings.

ICICI Bank Limited and Subsidiaries

Impaired loans, including restructured loans

     A listing of restructured loans is set out below.

                                                           As of March 31,
                                                     --------------------------
                                                             2003          2004
                                                     ------------   -----------
                                                           (in millions)

Project and corporate finance....................... Rs.  135,421   Rs. 149,724
Working capital finance (including working capital
  term loans).......................................       11,084        11,525
Other...............................................          886         1,149
                                                     ------------   -----------
Restructured loans.................................. Rs.  147,391   Rs. 162,398
Allowance for loan losses...........................      (24,732)      (40,981)
                                                     ------------   -----------
Restructured loans, net............................. Rs.  122,659   Rs. 121,417
                                                     ============   ===========
Restructured loans:
 With a valuation allowance......................... Rs.  147,391   Rs. 162,398
 Without a valuation allowance......................            -             -
                                                     ------------   -----------
Restructured loans.................................. Rs.  147,391   Rs. 162,398
                                                     ============   ===========

    A listing of other impaired loans is set out below.

                                                           As of March 31,
                                                     --------------------------
                                                             2003          2004
                                                     ------------   -----------
                                                           (in millions)

Project and corporate  finance...................... Rs.   67,906   Rs.  42,842
Working capital finance (including working capital
  term loans).......................................       11,907         2,978
Lease financing.....................................        1,550           746
Consumer loans and credit card receivables..........        1,752         3,672
Other...............................................           41             -
                                                     ------------   -----------
Other impaired loans................................ Rs.   83,156   Rs.  50,238
Allowance for loan losses ..........................      (27,837)      (21,474)
                                                     ------------   -----------
Other impaired loans, net........................... Rs.   55,319   Rs.  28,764
                                                     ------------   -----------
Other impaired loans:
 With a valuation allowance......................... Rs.   83,087   Rs.  50,238
 Without a valuation allowance......................           69             -
                                                     ------------   -----------
Other impaired loans................................ Rs.   83,156   Rs.  50,238
                                                     ============   ===========

     During the year ended March 31, 2004, interest income of Rs. 9,072 million (2003: Rs. 2,358 million, 2002: Rs. 3,257 million) was recognized on impaired loans on a cash basis. Gross impaired loans (including restructured loans) averaged Rs. 221,592 million during the year ended March 31, 2004 (2003: Rs. 188,195 million).

Concentration of credit risk

     Concentration of credit risk exists when changes in economic, industry or geographic factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to Company's total credit exposure. The Company's portfolio of financial instruments is broadly diversified along industry, product and geographic lines within India.

ICICI Bank Limited and Subsidiaries

     The Company's 20 largest borrowers, based on gross outstanding balances, totaled approximately Rs. 149,620 million as of March 31, 2004 (2003: Rs. 145,299 million), which represented 18.6% (2003: 21.2%) of the gross loans outstanding. The single largest borrower as of March 31, 2004 was Rs. 17,448 million (2003: Rs. 15,314 million) which represented 2.2% (2003: 2.2%) of the gross loans outstanding. The largest group of companies under the same management control accounted for approximately 4.5% (2003: 4.9%) of our total gross loans outstanding.

10.  Allowance for loan losses

Changes in the allowance for loan losses

     Movements in the allowance for loan losses are set out below.

                                                                            Year ended March 31,
                                                                    ----------------------------------
                                                                          2002        2003        2004
                                                                    ----------  ----------  ----------
                                                                               (in millions)

Allowance for loan losses at the beginning of the year............  Rs. 33,035  Rs. 36,647  Rs. 54,219
Effect of reverse acquisition on allowance for loan losses........           -       1,297           -
Provisions for loan losses, net of releases of provisions as a
result of cash collections........................................       9,743      19,649      20,055
                                                                    ----------  ----------  ----------
                                                                    Rs. 42,778  Rs. 57,593  Rs. 74,274
Loans charged-off.................................................      (6,131)     (3,374)     (7,507)
                                                                    ----------  ----------  ----------
Allowance for loan losses at the end of the year..................  Rs. 36,647  Rs. 54,219  Rs. 66,767
                                                                    ==========  ==========  ==========

11.  Securitization activity

     The Company primarily securitizes commercial loans through `pass-through' securitizations. After the securitization, the Company generally continues to maintain customer account relationships and services loans transferred to the securitization trust. The securitizations are either with or without recourse. In a few cases, the Company may enter into derivative transactions such as written put options and interest rate swaps with the transferees.

     During the year ended March 31, 2004, the Company securitized loans and credit substitutes with a carrying value of Rs. 128,269 million (2003: Rs. 51,780 million), which resulted in gains of Rs. 4,248 million (2003: Rs. 2,070 million, 2002: Rs. 1,079 million). The gains are reported as a component of gain on sale of loans and credit substitutes.

     Transfers that do not meet the criteria for a sale under SFAS No. 140, are required to be recorded as secured borrowings with a pledge of collateral, and such secured borrowings are required to be reported as a component of other borrowings. However, there have been no transfers which have not met the criteria for a sale under SFAS No. 140, and consequent no recording or reporting has been entailed.

     As discussed above, the Company has written put options, which require the Company to purchase, upon request of the holders, securities issued in certain securitization transactions. The put options seek to provide liquidity to holders of such instruments. If exercised, the Company will be obligated to purchase the securities at the predetermined exercise price.

     As of March 31, 2004, the Company sold loans and credit substitutes with an aggregate put option exercise price of Rs. 38,267 million (2003: Rs. 24,404 million). Subsequent to their initial issuance, such options are recorded at fair values with changes reported in the statement of operations.

ICICI Bank Limited and Subsidiaries

     The following table summarizes certain cash flows received from and paid to securitization trusts during the year ended March 31, 2004:

                               Auto   Personal  Two wheeler    Mortgage   Corporate
                              Loans      Loans        loans       Loans       Loans       Others
                         ----------  ---------  -----------  ----------  ----------  -----------
                                                      (in millions)

Principal Securitized.   Rs. 24,279  Rs. 9,675    Rs. 3,659  Rs. 45,403  Rs. 42,453  Rs.   2,800

Pre-Tax Gains.........          879        605          172         617       1,786          189
Proceeds from
securitization........       25,688     11,115        4,018      39,234      45,975        3,721

Servicing fees received           5         13            -           -           -            -

Cash flows received on
retained interests and
other cash flows......          312        394            -           -           -            -

Closing balance of
retained interest on
March 31, 2004........        1,401        943          388       1,266           -            -

Auto loans, personal loans, two wheeler loans and mortgage loans form part of consumer loans.

     Key assumptions during the year ended March 31, 2004 in measuring the fair value if retained interests at the date of sale or securitization

                                                                          Two wheeler
                                              Auto Loans  Personal Loans        loans  Mortgage loans
                                           -------------  --------------  -----------  --------------
Discount Rate..........................    10.88%-12.44%   23.01%-24.07%       20.77%           8.61%
Constant prepayment rate (per annum)...     8.00%-12.00%          27.00%       12.00%           6.00%
Anticipated net credit losses (per annum)    0.75%-0.90%           3.25%        3.00%           0.25%

     At March 31, 2004, the sensitivity of the fair value to adverse changes of 10% and 20% in each of the key assumptions were as follows:

                                                                  (in millions)
Carrying value of retained interests                                 Rs. 3,998

Discount Rate
10%..............................................................        (404)
20%..............................................................        (761)

Constant prepayment rate (per annum)
10%..............................................................        (128)
20%..............................................................        (255)

Anticipated net credit losses (per annum)
10%..............................................................         (69)
20%..............................................................        (140)

ICICI Bank Limited and Subsidiaries

12.  Variable Interest Entities

     During the year, the Company transferred certain impaired loans to borrower specific funds/trusts managed by an asset reconstruction company. The trusts/funds (which are separate legal entities) issued Security Receipts (`SRs') to the Company and other transferors as consideration for the transaction. The trusts/funds have been set up by the asset reconstruction company under a recently enacted debt recovery legislation in India and aim to improve the recoveries of banks from impaired assets by aggregating lender interests and speeding up enforcement of security interest by lenders. Certain transfers involving 33 loans amounting to Rs. 7.13 billion, did not qualify for sale accounting under SFAS No. 140 and continue to be reflected as loans on the balance sheet of the Company. Other transfers qualified for sale accounting but were impacted by FIN 46/FIN 46R.

     The funds/trusts to which these loans have been transferred are VIEs within the definition contained in FIN 46. The Company is the `Prime Beneficiary' of nine trusts/funds and accordingly has consolidated these entities at March 31, 2004. These trusts relate to the transfers of nine loans amounting to Rs. 3.90 billion and the total assets of these trusts amount to Rs. 4.89 billion.

     10 trusts/funds with total assets of Rs. 2.93 billion are VIEs but the Company is not deemed to be the Prime Beneficiary. The Company has transferred loan amounting to Rs. 0.81 billion to these entities. Accordingly, the Company has not consolidated these VIEs at March 31, 2004. The Company accounts for the SRs relating to this category of transfers as AFS securities but classifies them as loans.

     The Company's venture capital business is involved with entities that may be deemed VIEs. The FASB permitted non-registered investment companies to defer consolidation of VIEs with which they are involved until the proposed Statement of Position on the clarification of the scope of the Investment Company Audit Guide is finalized, which is expected in mid-2004. Following issuance of the Statement of Position, the FASB will consider further modification to FIN 46R to provide an exception for companies that qualify to apply the revised Audit Guide. The Company applied this deferral provision and did not consolidate Rs. 961 million of additional assets in potential VIEs with which the Company is involved as of March 31, 2004. Following issuance of the revised Audit Guide and further modification, if any, to FIN 46R, the Company will assess the effect of such guidance on its venture capital business.

13.  Derivative instruments and hedging activities

     The Company manages its exposures to market rate movements by modifying its mix of assets and liabilities, either directly or through the use of derivative financial products including interest rate swaps, cross currency swaps, foreign currency options, equity index futures, equity index options and forward exchange contracts.

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

     All the designated hedges entered into by the Company qualify as fair value hedges under SFAS No. 133. There are no cash flow hedges or hedges of net investments in foreign operations. For fair value hedges, changes in the fair value of the hedged asset or liability due to

ICICI Bank Limited and Subsidiaries
the risk being hedged are recognized in the statement of operations along with changes in the fair value of the derivative. The Company assesses the effectiveness of the hedge instrument at inception and continually on a quarterly basis. The ineffectiveness, to the extent to which offsetting gains or loss are not achieved, is recorded through the statement of operations.

     The table below summarizes certain information relating to the Company's hedging activities:

                                                             As of March 31,
                                                         ---------------------
                                                              2003        2004
                                                         ---------   ---------
                                                              (in millions)

Fair value of fair value hedges......................... Rs. 1,836   Rs. 1,084
Hedge ineffectiveness recognized in earnings............       128         248

14.  Property and equipment

     A listing of property and equipment by asset category is set out below.

                                                       As of March 31,
                                                  -----------------------
                                                        2003         2004
                                                  ----------   ----------
                                                       (in millions)

Land...........................................   Rs.  1,535   Rs.  1,526
Buildings......................................       11,194       12,313
Equipment and furniture........................        4,068        7,081
Capital work-in-progress.......................        1,077          988
Others.........................................        8,593        9,318
                                                  ----------   ----------
Gross value of property and equipment..........       26,467       31,226
Accumulated depreciation.......................       (5,252)      (8,043)
                                                  ----------   ----------
Property and equipment, net....................   Rs. 21,215   Rs. 23,183
                                                  ==========   ==========

     As of March 31, 2004, land and buildings include certain assets of Rs. 570 million (2003: Rs. 622 million), which have not yet been registered in the Company's name pending regulatory transfer approvals.

15.  Assets held for sale

     As of March 31, 2004, assets held for sale represent certain assets of Rs. 4,829 million (2003: Rs. 2,306 million) acquired through foreclosure of loans.

ICICI Bank Limited and Subsidiaries

16.  Goodwill and intangible assets, net

     A listing of goodwill and intangible assets by category is set out below.

                                                       As of March 31,
                                                  -----------------------
                                                        2003         2004
                                                  ----------   ----------
                                                       (in millions)

Goodwill....................................      Rs.  4,841   Rs.  5,457
Accumulated amortization....................             (54)         (54)
                                                  ----------   ----------
Goodwill, net...............................      Rs.  4,787   Rs.  5,403

Customer-related intangibles................      Rs.  5,635   Rs.  5,701
Accumulated amortization....................            (590)       1,245)
                                                  ----------   ----------
Customer related intangibles, net...........      Rs.  5,045   Rs.  4,456

Other intangibles...........................      Rs.     76   Rs.     76
Accumulated amortization....................              (3)         (19)
                                                  ----------   ----------
Other intangibles, net......................      Rs.     73   Rs.     57
                                                  ----------   ----------
Goodwill and intangible assets, net.........      Rs.  9,905   Rs.  9,916
                                                  ==========   ==========

     The following table presents the changes in goodwill during the year ended March 31, 2004.

                                                                  (in millions)

Balance as of March 31, 2003....................................... Rs.   4,787
Goodwill relating to acquisitions consummated during the period....         616
                                                                    -----------
Balance as of March 31, 2004....................................... Rs.   5,403
                                                                    ===========

     No goodwill impairment loss has been recorded during the years ended March 31, 2003 and March 31, 2004.

     Goodwill as of March 31, 2004 has been allocated to the following segments:

Segment                                                           (in millions)

Commercial Banking................................................. Rs.   2,275
ICICI Infotech.....................................................       1,895
ICICI OneSource....................................................       1,233
                                                                    -----------
Total.............................................................. Rs.   5,403
                                                                    ===========

     Amortization of intangible assets

     The estimated amortization schedule for intangible assets, on a straight line basis, for the next five years is set out below.

Year ended March 31                                               (in millions)
-------------------

2005............................................................... Rs.     625
2006...............................................................         582
2007...............................................................         570
2008...............................................................         570
2009...............................................................         555
                                                                    -----------
Total                                                               Rs.   2,902
                                                                    ===========

ICICI Bank Limited and Subsidiaries

17.  Other assets

Other assets consist of the following:

                                                       As of March 31,
                                                 --------------------------
                                                        2003           2004
                                                 -----------     ----------
                                                       (in millions)

Debtors......................................    Rs.   4,748     Rs. 13,263
Staff advances...............................          2,273          3,766
Advance taxes................................         28,273         33,512
Security deposits............................          2,789          8,485
Advance for purchases of securities..........         15,415          8,191
Prepaid expenses.............................            522            596
Others(1)....................................          4,926          7,135
                                                 -----------     ----------
Total........................................    Rs.  58,946     Rs. 74,948
                                                 ===========     ==========

1) Others include loans held for sale of Rs. 2,260 million (2003: Rs. 1,387 million).

18.  Deposits

     Deposits include demand deposits, which are non-interest-bearing, and savings and time deposits, which are interest bearing. A listing of deposits is set out below.

                                                       As of March 31,
                                                 ----------------------------
                                                        2003             2004
                                                 -----------     ------------
                                                       (in millions)
Interest bearing
Savings deposits.............................    Rs.  37,932     Rs.   86,403
Time deposits................................        418,119          524,775
                                                 -----------     ------------
Total interest-bearing deposits..............    Rs. 456,051     Rs.  611,178
                                                 ===========     ============
Non-interest bearing.........................
Demand deposits..............................    Rs.  35,239     Rs.   73,777
                                                 -----------     ------------
Total........................................    Rs. 491,290     Rs.  684,955
                                                 ===========     ============

     Contractual maturities of time deposits as of March 31, 2004 are set out below.

                                                                 (in millions)
Deposits maturing during the year ending March 31,
2005.........................................................  Rs.   421,435
2006.........................................................         41,710
2007.........................................................         30,371
2008.........................................................         14,348
2009.........................................................          6,963
Thereafter...................................................          9,948
                                                               -------------
Total deposits...............................................  Rs.   524,775
                                                               =============

     As of March 31, 2004, the aggregate of time deposits with individual balances greater than Rs. 5 million was Rs. 359,770 million (2003: Rs. 267,297 million).

19.  Short term borrowings

     Short term borrowings represent non-trading borrowings with an original maturity of one year or less.

ICICI Bank Limited and Subsidiaries

20.  Long-term debt and redeemable preferred stock

Long-term debt

     Long-term debt represents debt with an original maturity of greater than one year. Maturity distribution is based on contractual maturities or earlier dates at which the debt is callable at the option of the holder. A significant portion of the long-term debt bears a fixed rate of interest. Interest rates on floating-rate debt are generally linked to the London Inter-Bank Offer Rate or similar money market rates. The segregation between fixed-rate and floating-rate obligations is based on the contractual terms.
     A listing of long-term debt as of March 31, 2004, by maturity and interest rate profile is set out below.

                                                               Fixed-rate   Floating-rate
                                                              Obligations     obligations          Total
                                                              -----------   -------------   ------------
                                                                            (in millions)
Long-term debt maturing during the year ending March 31,
2005....................................................      Rs.  73,101    Rs.   5,225    Rs.   78,326
2006....................................................           79,324          6,272          85,596
2007....................................................           53,098          5,285          58,383
2008....................................................           23,691          2,306          25,997
2009....................................................           41,385          2,147          43,532
Thereafter..............................................           70,593         11,959          82,552
                                                              -----------    -----------    ------------
Total...................................................      Rs. 341,192    Rs.  33,194    Rs.  374,386
Less:  Unamortized debt issue cost......................                                            (937)
                                                                                            ------------
Total...................................................                                    Rs.  373,449
                                                                                            ============

     All long-term debt is unsecured. Debt aggregating Rs. 32,209 million (2003: Rs. 35,151 million) is guaranteed by the Government of India (GOI).

     Long-term debt is denominated in various currencies. As of March 31, 2004, long-term debt comprises Indian rupee debt of Rs. 314,825 million (2003: Rs. 350,633 million) and foreign currency debt of Rs. 58,624 million (2003: Rs. 50,179 million).

Indian rupee debt

     A listing of major category of Indian rupee debt is set out below.

                                                                  As of March 31,
                           --------------------------------------------------------------------------------------------------
                                                2003                                              2004
                           ----------------------------------------------   -------------------------------------------------
Category                                 Weighted                                         Weighted
                                          average                 Average                  average                    Average
                                         interest                Residual                 interest                   residual
                                Amount       rate      Range     maturity        Amount       rate        Range      maturity
                           -----------   --------  ---------   ----------   -----------   --------   ----------   -----------
                                                          (In millions)
Bonds issued to
institutional
/individual investors(1).. Rs. 309,488     11.71%   7-16.40%   3.26 years   Rs. 246,463     10.35%   3.57-16.4%         3.20
Bonds eligible for
 statutory reserve
 requirements(2).........       14,815     11.87%  11.50-12%   7.22 years        14,815     11.60%  11.5-12.00%         6.21
Borrowings from GOI(3)...        6,137     10.13%     11-13%   4.44 years         5,338      9.88%    11-13.00%         2.92
Refinance from
financial institutions...       20,193      7.35%    6.5-17%   3.64 years        48,209      6.69%   5.5-17.00%         2.42
                           -----------                                      -----------
Total....................  Rs. 350,633     11.28%              3.46 years   Rs. 314,825      9.95%                  3.3years
                           ===========                                      ===========

1) Includes application money received on bonds outstanding at the end of the year.

2) Banks in India are required to mandatorily maintain a specified percentage of certain liabilities as cash or in approved securities. These bonds issued by the Company are approved securities under the rules.

3) Includes interest-free borrowing from the GOI aggregating Rs. 343 million (2003: Rs. 296 million). The borrowing was initially recorded at its fair value of Rs. 100 million based on the prevailing interest rate of 16% for borrowings of a similar term and risk. Interest is being imputed for each reporting period using this rate.

ICICI Bank Limited and Subsidiaries

     Foreign currency debt

     A listing of major category of foreign currency debt is set out below.

                                                                  As of March 31,
                           --------------------------------------------------------------------------------------------------
                                                2003                                              2004
                           ----------------------------------------------   -------------------------------------------------
Category                                 Weighted                                         Weighted
                                          average                 Average                  average                    Average
                                         interest                Residual                 interest                   residual
                                Amount       rate      Range     maturity        Amount       rate        Ramge      maturity
                           -----------   --------  ---------   ----------   -----------   --------   ----------   -----------
                                                          (In millions)
Borrowings from
 international
 development agencies
 (1)(2)(3)...............  Rs.  25,417      4.14%     0-8.5%   9.50 years    Rs. 27,249      3.00%     0.0-8.50%         9.63
Other borrowings from
 international markets...       24,762      3.37%    0-9.15%   2.52 years        31,375      3.90%     0.0-7.55%         3.23
                           -----------                                       ----------
Total....................  Rs.  50,179      3.69%              6.05 years    Rs. 58,624      3.50%                 7.08 years
                           ===========                                       ==========

1) These borrowings have been raised under specific lines of credit from international development agencies. The borrowings have lender-imposed restrictions that limit the use of the funds for specified purposes, which include lending to specified sectors.

2) As of March 31, 2004, under these lines of credit, the Company has an unutilized option to borrow Rs. 4,718 million (2003: Rs. 6,265 million) as per an agreed schedule over a period of five years at various interest rates.

3) Exchange rate fluctuations on certain borrowings are guaranteed by the GOI.

Redeemable preferred stock

     The Company issued preferred stock with a face value of Rs. 3,500 million during the year ended March 31, 1998 under the scheme of business combination with ITC Classic Finance Limited. This preferred stock bears a dividend yield of 0.001% and is redeemable at face value after 20 years. The preferred stock was initially recorded at its fair value of Rs. 466 million. Subsequently, interest is being imputed for each reporting period. The imputed interest rate of 10.6% was determined based on the then prevailing interest rate for securities of similar maturity. The carrying amount of this redeemable preferred stock as of March 31, 2004 is Rs. 944 million (2003: Rs. 853 million).

     Banks in India are generally not allowed to issue preferred stock. However, the Company has been currently exempted from this restriction.

21.  Other liabilities

Interest accrued

     Other liabilities as of March 31, 2004, include Rs. 13,561 million (2003:
Rs. 16,276 million) of interest accrued but not due on interest bearing liabilities.

Borrowings from Kreditanstalt fur Wiederaufbau

     The Company has borrowings from Kreditanstalt fur Wiederaufbau (KfW), an international development agency, under specific lines of credit. The terms of the borrowings provide for limitations on usage, whereby funds can be used only for specified purposes. The borrowings are guaranteed by the GOI.

     With respect to certain borrowings, the terms of the borrowing agreement provide that a portion of the interest payable on the borrowing shall be paid to the GOI instead of the lender. KfW and the GOI have entered into an agreement whereby the interest paid to the GOI is repaid to the Company either in the form of a grant or a loan. While the loan is repayable as per a specified schedule, the grants do not have a repayment schedule. The interest amounts received from the GOI bear limitations on usage and are required to be advanced as loans/contributions for specified purposes. Similarly, with respect to certain other borrowings from KfW, the terms

ICICI Bank Limited and Subsidiaries
of the borrowing agreement provide that a portion of the interest payable on the borrowings shall be retained by the Company and used to be advanced as loans/contributions for specified purposes.

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

     Other liabilities as of March 31, 2004, also include grants of Rs. 2,800 million (2003: Rs. 2,052 million) and retained interest of Rs. 678 million (2003: Rs. 496 million).

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

     The Board of Directors, pursuant to a resolution dated February 10, 2004, authorized an equity issue amounting to Rs. 30,500 million through a book built issue with a green shoe option of Rs. 4,500 million subject to the approval of shareholders under the Companies Act, 1956 of India, at the extraordinary general meeting to be held on March 12, 2004. The shareholders pursuant to a resolution dated March 12, 2004 authorized the issue and the green shoe option.

23.  Retained earnings and dividends

     Retained earnings at March 31, 2004 computed as per generally accepted accounting principles of India amounting to Rs. 73,942 million (2003: Rs. 63,207 million) include reserves aggregating to:

ICICI Bank Limited and Subsidiaries

o Rs. 9,607 million (2003: Rs. 5,514 million) which are not distributable as dividends under the Banking Regulation Act, 1949. These relate to requirements regarding earmarking a part of the profits under banking laws in India. Utilization of these balances is subject to approval of the Board of Directors and needs to be reported to Reserve Bank of India. Statutes governing the operations of the Company mandate that dividends be declared out of distributable profits only after the transfer of at least 25% of net income each year, computed in accordance with current banking regulations, to a statutory reserve. Additionally, the remittance of dividends outside India is governed by Indian statutes on foreign exchange transactions.

o Rs. 20,476 million (2003: Rs. 11,295 million) which are not distributable as dividends under the Indian company law.

o Rs. 11,690 million (2003: Rs. 11,440 million) earmarked under Indian tax laws to avail tax benefits and which are not distributable as dividends. Any transfer of balances from such earmarked reserves would result in withdrawal of the tax exemption on the transferred amounts.

24.  Earnings per share

     A computation of the earnings per share is set out below.

                                                                            Year ended March 31,
                                                 --------------------------------------------------------------------------
                                                          2002                     2003                       2004
                                                 ---------------------   ------------------------    ----------------------
                                                               (in millions, except earnings per share data)
                                                                 Fully                      Fully                     Fully
                                                      Basic    diluted        Basic       diluted        Basic     Diluted
                                                 ----------  ---------   ----------    ----------    ---------   ---------
Earnings
Net income before extraordinary items and
  cumulative effect of accounting change
  (before dilutive impact).....................  Rs.    282  Rs.   282   Rs. (7,983)   Rs. (7,983)    Rs. 5,219   Rs.  5,219
Contingent issuances of
  subsidiaries/affiliates......................  Rs.      -  Rs.     -   Rs.      -    Rs.      -     Rs.     -   Rs.     -
                                                 ----------  ---------   ----------    ----------    ---------   ---------
Net income before cumulative effect of
  accounting change (adjusted for full
  dilution)....................................  Rs.    282  Rs.   282   Rs. (7,983)   Rs. (7,983)    Rs. 5,219   Rs. 5,219
Cumulative effect of accounting change, net
  of tax.......................................  Rs.  1,265  Rs. 1,265   Rs.      -    Rs.      -     Rs.     -   Rs.     -
                                                 ----------  ---------   ----------    ----------    ---------   ---------
Net income available to common stockholders
  (adjusted for full dilution).................  Rs.  1,547  Rs. 1,547   Rs. (7,983)   Rs. (7,983)   Rs. 5,219   Rs. 5,219

Common stock
Weighted-average common stock outstanding......  Rs.    393  Rs.   393   Rs.    563    Rs.    563    Rs.   614   Rs.   614
Dilutive effect of convertible debt instruments           -          -            -             -            -           -
Dilutive effect of employee stock options......           -          -            -             -            -           5
                                                 ----------  ---------   ----------    ----------    ---------   ---------
Total..........................................  Rs.    393  Rs.   393   Rs.    563    Rs.    563    Rs.   614   Rs.   619

Earnings per share
Net income before extraordinary items and
  cumulative effect of accounting change......   Rs.   0.72  Rs.  0.72   Rs. (14.18)   Rs. (14.18)   Rs.  8.50   Rs.  8.43
Cumulative effect of accounting change........         3.22       3.22            -             -            -           -
                                                 ----------  ---------   ----------    ----------    ---------   ---------
Net income....................................   Rs.   3.94  Rs.  3.94   Rs. (14.18)   Rs. (14.18)   Rs.  8.50   Rs.  8.43
                                                 ==========  =========   ==========    ==========    =========   =========

     Options to purchase 12,610,275 equity shares and 1,098,225 equity shares granted to employees at a weighted average exercise price of Rs. 154.70 and Rs.
266.56 were outstanding during the year ended March 31, 2003 and 2004, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares during the period.

25.  Segmental disclosures and related information

Segmental disclosures

     SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, establishes standards for the reporting of information about operating segments. Operating

ICICI Bank Limited and Subsidiaries
segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Chief Operating Decision Maker (CODM) in deciding how to allocate resources and in assessing performance. As discussed in Note 3, the Company consummated the reverse acquisition with the acquiree effective April 1, 2002. Subsequent to the reverse acquisition, the Company changed the structure of its internal organization, which changed the composition of its operating segments. The Company's operations have been classified into the following segments:
Commercial Banking segment, Investment Banking segment and Others. Segment data for previous periods have been reclassified on a comparable basis.

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

     The CODM evaluates the Company's performance and allocates resources based on performance indicators (components of profit and loss) of each of the segments. Further, the CODM specifically reviews assets of the consumer loans division, which is a part of commercial banking segment.

     The profit and loss of reportable segments is set out below.

                                               Commercial Banking                       Investment Banking
                                   ---------------------------------------   --------------------------------------
                                                Year ended March 31,                    Year ended March 31,
                                   ---------------------------------------   --------------------------------------
                                          2002          2003          2004         2002          2003          2004
                                   -----------   -----------   -----------   ----------   -----------   -----------
                                                                     (in millions)                        (in millions)
Income  from external customers
Interest income .................  Rs.  91,445   Rs.  76,498   Rs.  71,143   Rs.  8,239   Rs.  21,595   Rs.  19,954
Non - interest income............        9,747         4,771        16,023        1,826         6,792        17,167
Income from other operating
  segments.......................
Interest income..................        3,796         8,533         8,881       11,007           189           174
Non - interest income............        1,040           384           351          219           251           254
                                   -----------   -----------   -----------   ----------   -----------   -----------
Total income.....................  Rs. 106,028   Rs.  90,186   Rs.  96,398   Rs. 21,291   Rs.  28,827   Rs.  37,549

Interest expense.................  Rs.  81,867   Rs.  69,462   Rs.  62,327       17,454   Rs.  23,916   Rs.  18,904
Depreciation.....................        1,244         2,008         2,108           89           231           739
Provision for loan losses........       11,458        19,645        20,040            8             4            15
Other expenses...................       10,321        10,343        17,358        1,781         2,921         3,991
                                   -----------   -----------   -----------   ----------   -----------   -----------
Income/ (loss) before taxes......  Rs.   1,138   Rs. (11,272)  Rs.  (5,435)  Rs.  1,959   Rs.   1,755   Rs.  13,900
Income tax (expense)/ benefit....         (728)        3,420         1,077         (659)         (529)       (2,749)
Cumulative effect of accounting
  changes, net of tax............        1,281             -             -                          -             -
                                   -----------   -----------   -----------   ----------   -----------   -----------
Net income/ (loss)...............  Rs.   1,691   Rs.  (7,852)  Rs.  (4,358)  Rs.  1,300   Rs.   1,226   Rs.  11,151
                                   ===========   ===========   ===========   ==========   ===========   ===========

     A listing of certain assets of reportable segments is set out below.

                           Commercial Banking        Investment Banking            Others                   Total
                           ------------------        ------------------            ------                   -----
As of March 31,             2003          2004        2003        2004        2003        2004         2003         2004
                            ----          ----        ----        ----        ----        ----         ----         ----
                                                                    (in millions)
Property and
  equipment........... Rs. 16,048   Rs. 18,133   Rs. 2,754   Rs. 2,303   Rs. 2,413   Rs. 2,747   Rs. 21,215   Rs. 23,183
Investment in
  equity affiliates...          -            -         252          47       2,363       3,572        2,615        3,619

ICICI Bank Limited and Subsidiaries

     Inter segment transactions are generally based on transfer pricing measures as determined by management. Income, expenses, assets and liabilities are either specifically identifiable with individual segments or have been allocated to segments on a systematic basis. Corporate overheads and assets have also been allocated to segments on a systematic basis.

     A reconciliation between the segment income and consolidated totals of the Company is set out below.

                                                       Income/(loss) before taxes and
                          Total income                       accounting changes                    Met income/(loss)
             -------------------------------------   ------------------------------------  ------------------------------------
                       Year ended March 31,                  Year ended March 31,                 Year ended March 31,
             -------------------------------------   ------------------------------------   -----------------------------------
                    2002         2003         2004        2002          2003         2004       2002         2003          2004
             -----------   ----------   ----------   ---------   -----------   ----------   ---------   ----------   ----------
                                                                (in millions)
Commercial
  banking... Rs. 106,028   Rs. 90,186   Rs. 96,398   Rs. 1,138   Rs. (11,272)  Rs. (5,435)  Rs. 1,691   Rs. (7,852)  Rs. (4,358)
Investment
  banking...      21,291       28,827       37,549       1,959         1,755       13,900       1,300        1,226       11,151
Others......       2,789        2,874        4,334        (549)       (1,527)      (1,608)       (343)      (1,357)      (1,574)
             -----------   ----------   ----------   ---------   -----------   ----------   ---------   ----------   ----------
Eliminations
  of the
  acquiree..     (29,308)           -            -      (2,015)            -            -      (1,101)           -            -
Other
  reconciling
  adjustments    (13,785)     (10,531)     (10,484)          -             -            -           -            -            -
             -----------   ----------   ----------   ---------   -----------   ----------   ---------   ----------   ----------
Consolidated
  Total..... Rs.  87,015   Rs.111,681   Rs.127,797   Rs.   533   Rs. (11,044)  Rs.  6,857   Rs. 1,547   Rs. (7,983)  Rs.  5,219
             ===========   ==========   ==========   =========   ===========   ==========   =========   ==========   ==========

     A reconciliation between the segments and consolidated total assets of the Company is set out below.

                                                        As of March 31
                                                 ----------------------------
                                                          2003           2004
                                                 -------------  -------------
                                                        (in millions)

Commercial Banking(1)........................    Rs.   767,343  Rs.   902,442
Investment Banking...........................          398,574        484,439
Others.......................................            9,850         12,232
                                                 -------------  -------------
Total segment assets.........................    Rs. 1,175,767  Rs. 1,399,113

Unallocable assets...........................    Rs.    16,826  Rs.    20,718
Eliminations.................................          (12,330)       (10,700)
                                                 -------------  -------------
Consolidated total assets....................    Rs. 1,180,263  Rs. 1,409,131
                                                 =============  =============

1) Commercial banking includes assets of consumer loans division of Rs. 297,517 million (March 2003: Rs. 172,208 million), which are reviewed separately by the CODM.

Geographic distribution

     The business operations of the Company are largely concentrated in India. Activities outside India include resource mobilization in the international markets and operations of certain software development and services subsidiaries in the United States.

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

     The following table sets forth the funded status of the plans and the amounts recognized in the financial statements:

                                                              As of March 31,
                                                            ------------------
                                                               2003       2004
                                                            -------   --------
                                                             (in millions)
Change in benefit obligations
Projected benefit obligations at beginning of the year...   Rs. 263   Rs.  893
Divestitures.............................................
Obligations assumed on acquisition.......................       393          -
Service cost.............................................        69        106
Interest cost............................................        64         99
Benefits paid............................................       (18)      (470)
Actuarial (gain)/loss on obligations.....................        63        176
Unrecognized prior service cost..........................        59          -
                                                            -------   --------
Projected benefit obligations at the end of the year.....   Rs. 893   Rs.  804
                                                            -------   --------
Change in plan assets
Fair value of plan assets at beginning of the year.......   Rs. 248   Rs.  873
Fair value of plan assets acquired on acquisition........       402          -
Actual return on plan assets.............................        70         64
Employer contributions...................................       163         47
Benefits paid............................................       (32)      (470)
Actuarial (gain)/loss....................................        22          -
                                                            -------   --------
Plan assets at the end of the year.......................   Rs. 873   Rs.  514
                                                            -------   --------
Funded status............................................   Rs. (20)  Rs. (290)
Unrecognized actuarial loss..............................       136        290
Unrecognized transitional obligation.....................       (17)       (16)
Unrecognized prior service cost..........................         -         61
                                                            -------   --------
Net prepaid gratuity cost................................   Rs.  99   Rs.   45
                                                            =======   ========
Accumulated  benefit obligation at year end..............   Rs. 480   Rs.  336

ICICI Bank Limited and Subsidiaries

     The components of the net gratuity cost are set out below.

                                                     Year ended March 31,
                                                  -------------------------
                                                     2002     2003     2004
                                                  -------  -------  -------
                                                       (in millions)

Service cost....................................  Rs.  29  Rs.  69  Rs. 106
Interest cost...................................       25       64       99
Expected return on assets.......................      (29)     (70)     (68)
Amortization of transition asset/liability......       (1)     (1)      (1)
Amortization of prior service cost..............        1        1        6
Actuarial (gain)/loss...........................        2        2        2
Curtailment (gain)/ loss........................        -        -       25
                                                  -------  -------  -------
Net gratuity cost...............................  Rs.  27  Rs.  65  Rs. 169
                                                  =======  =======  =======

     Weighted average assumptions used to determine net periodic benefit cost for the period:

                                                        As of March 31,
                                                  -------------------------
                                                     2002     2003     2004
                                                  -------  -------  -------
Discount rate...................................      10%       8%       7%
Rate of increase in the compensation levels.....       9%       7%       7%
Rate of return on plan assets...................     9.5%     7.5%     7.5%

     Weighted average assumptions used to determine benefit obligations:

                                                           As of March 31,
                                                           ----------------
                                                              2003     2004
                                                           -------  -------
Discount rate...................................              8.0%     7.0%
Rate of increase in the compensation levels.....              7.0%     7.0%

     As of March 31, 2004, of the total plan assets Rs. 113 million (2003: Rs. 46 million) has been invested in debt securities of the Company.

Plan Assets

     The Company determines its assumptions for the expected rate of return on plan assets based on the expected average long term rate of return over the next 15 to 20 years.

     The Company's asset allocation for the gratuity at the end of the year ended March 31, 2004 and March 31, 2003 and the target allocation for year ending March 31, 2005 by asset category based on fair values is as follows:

Asset Category                 Target asset   Post-retirement   Post-retirement
                                 allocation  asset at Mar 31,  asset at Mar 31,
                                       2005              2004              2003
                               ------------  ----------------  ----------------
Debt Securities ...............          0%                0%                0%
Other investments..............        100%              100%              100%
                                       ---               ---               ---
Total..........................        100%              100%              100%
                                       ===               ===               ===

     The plan assets are either maintained by LIC or through a fund administrated and managed by a Board of Trustees.

     The investment strategy is to invest in a prudent manner for providing benefits to the participants of the scheme. The strategies are targeted to produce a return that, when combined with the Company's contribution to the funds will maintain the fund's ability to meet all required benefit obligations.

ICICI Bank Limited and Subsidiaries

     The benefit expected be paid in each of the next five fiscal year and in the five fiscal years thereafter is as follows:

                                                                            (in millions)

Expected company contributions to the fund during the year 2004 - 2005...       Rs.  180
Expected benefit payments from the fund during:
2004 - 2005..............................................................             18
2005 - 2006..............................................................             27
2006 - 2007..............................................................             54
2007 - 2008..............................................................             35
2008 - 2009..............................................................             57
2009 - 2010 to 2013 - 2014...............................................            475

Pension

     The Company provides for pension, a deferred retirement plan covering certain employees. The plan provides for a pension payment on a monthly basis to these employees on their retirement based on the respective employee's salary and years of employment with the Company. Employees covered by the pension plan are not eligible for benefits under the provident fund plan, a defined contribution plan. The pension plan pertained to the acquiree which was acquired with effect from April 2003

     The pension plan is funded through periodic contributions to a fund set-up by the Company and administrated by a Board of Trustees. Such contributions are actuarially determined.

     The following table sets forth the funded status of the plan and the amounts recognized in the financial statements.

                                                             As of March 31,
                                                          ---------------------
                                                               2003        2004
                                                          ---------   ---------
                                                              (in millions)
Change in benefit obligations
Projected benefit obligations at beginning of the year... Rs.   913   Rs.   853
Service cost.............................................        22          24
Interest cost............................................        89          74
Benefits paid............................................       (42)       (165)
Actuarial (gain)/loss  on obligations....................      (129)        248
                                                          ---------   ---------
Projected benefit obligations at the end of the year..... Rs.   853   Rs. 1,034
                                                          ---------   ---------
Change in plan assets
Fair value of plan assets at beginning of the year....... Rs.   914   Rs. 1,156
Actual return on plan assets.............................        86          46
Employer contributions...................................        16          10
Gain/(loss) on plan assets...............................       166           -
Benefits paid............................................       (26)       (165)
                                                          ---------   ---------
Plan assets at the end of the year....................... Rs. 1,156   Rs. 1,047
                                                          ---------   ---------
Funded status............................................ Rs.   303   Rs.    13
Unrecognized actuarial loss/(gain).......................      (304)        (18)
Unrecognized transitional obligation.....................         -           -
Unrecognized prior service cost..........................         -           -
                                                          ---------   ---------
Net Amount Recognized.................................... Rs.   (1)   Rs.    (5)
                                                          ========    =========
Accumulated benefit obligation at year end............... Rs.    658  Rs.   961
                                                          ========    =========

ICICI Bank Limited and Subsidiaries

     The components of the net pension cost are set out below.

                                                         Year ended March 31,
                                                         --------------------
                                                             2003        2004
                                                         --------    --------
                                                            (in millions)

Service cost............................................ Rs.   22    Rs.   24
Interest cost...........................................       89          74
Expected return on assets...............................      (86)        (84)
Actuarial (gain)/loss...................................        -           -
                                                         --------    --------
Net pension cost........................................ Rs.   25    Rs.   14
                                                         ========    ========

     Weighted average assumptions used to determine net periodic benefit cost for the period:

                                                            As of March 31,
                                                         --------------------
                                                             2003        2004
                                                         --------    --------

Discount rate...........................................       8%          7%
Rate of increase in the compensation levels.............       7%          7%
Rate of return on plan assets...........................     7.5%        7.5%
Pension increases.......................................       3%          3%

     Weighted average assumptions used to determine benefit obligations:

                                                            As of March 31,
                                                         --------------------
                                                             2003        2004
                                                         --------    --------

Discount rate...........................................       8%          7%
Rate of increase in the compensation levels.............       7%          7%
Pension increases.......................................       3%          3%

Plan Assets

     The Company determines its assumptions for the expected rate of return on plan assets based on the expected average long-term rate of return over the next 15 to 20 years.

     The Company's asset allocation for the pension at the end of the year ended March 31, 2004 and March 31, 2003 and the target allocation for year ending March 31, 2005 by asset category based on fair values are as follows:

Asset Category                  Target asset   Pension assets   Pension assets
                                  allocation        at Mar 31        at Mar 31
                                        2005             2004             2003
                                ------------   --------------   --------------

Debt Securities.............            100%             100%             100%
Other investments...........              0%               0%               0%
                                        ----             ----             ----
Total.......................            100%             100%             100%
                                        ===              ===              ===

     The plan assets are maintained through a fund administered and managed by a Board of Trustees.

     The investment strategy of the Company is to invest in a prudent manner for providing benefits to the participants of the scheme. The strategies are targeted to produce a return that, when combined with the Company's contribution to the funds will maintain the fund's ability to meet all required benefit obligations. Risk is reduced by investment in GOI Securities or relatively low risk securities.

ICICI Bank Limited and Subsidiaries

Superannuation

     The permanent employees of the Company are entitled to receive retirement benefits under the superannuation scheme operated by the Company. Superannuation is a defined contribution plan under which the Company contributes annually a sum equivalent to 15% of the employee's eligible annual salary to LIC, the manager of the fund, which undertakes to pay the lump sum and annuity payments pursuant to the scheme. The Company contributed Rs. 50 million, Rs. 97 million and Rs. 103 million to the employees superannuation plan for the years ended March 31, 2002, 2003 and 2004 respectively.

Provident fund

     In accordance with Indian regulations, employees of the Company (excluding those covered under the pension scheme) are entitled to receive benefits under the provident fund, a defined contribution plan, in which, both the employee and the Company contribute monthly at a determined rate. These contributions are made to a fund set up by the Company and administered by a Board of Trustees. The contribution to the employees provident fund amounted to Rs. 89 million, Rs. 106 million and Rs. 236 million for the years ended March 31, 2002, 2003 and 2004 respectively.

27.  Early Retirement Option (ERO)

     The Bank has implemented Early Retirement Option Scheme 2003 to its employees in July 2003. All employees who had completed 40 years of age and seven years of service with the Bank (including period of service with entities amalgamated with the Bank) were eligible for the ERO.

     For a period of one month commencing on July 1, 2003 the Company offered its employees special benefits in connection with their early retirement option of employment. The early retirement option was offered to employees who have completed a minimum service period of seven years and have completed minimum 40 years of age. The employees opting for the plan were paid a lump-sum consideration.

     An aggregate of 1,495 employees opted for this plan. The termination benefits in respect of the plan aggregated Rs. 1,910 million, which has been reflected in the income statement under the salaries and employee benefits.

28.  Employee Stock Option Plan

     In August 1999, the Company approved an Employee Stock Option Plan (ICICI
Plan). Under the ICICI Plan, the Company is authorized to issue up to 31 million equity shares to eligible employees. Eligible employees are granted an option to purchase shares subject to vesting. The options vest in a graded manner over three years with 20%, 30% and 50% of the options vesting at the end of each year. The options can be exercised within 10 years from the date of the grant. Compensation expense under the ICICI Plan for the year ended March 31, 2004 is Rs. Nil (2003: Rs.7 million, 2002: Rs. 26 million).

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

     Under the terms of the reverse acquisition, the Company assumed the employee options outstanding under the acquiree's option plan. As the intrinsic value of all the assumed options

ICICI Bank Limited and Subsidiaries
was negative on the date of consummation, no amount has been allocated to deferred compensation under FIN 44.

Stock option activity

     Stock option activity under the above stock option plans is set out below.

                                                                  Year ended March 31, 2002
                                          ----------------------------------------------------------------------------
                                                                      ICICI Bank Limited
                                          ----------------------------------------------------------------------------
                                                          Range of exercise                           Weighted average
                                          Option shares    prices and grant   Weighted average   remaining contractual
                                            outstanding    date fair values     exercise price           life (months)
                                          -------------   -----------------   ----------------   ---------------------
Outstanding at the beginning of the year.     2,546,675   Rs. 171.0 - 266.8          Rs. 226.0                     109
Granted during the year..................     4,887,500       105.0 - 164.0              134.4                     116
Forfeited during the year................      (417,675)      164.0 - 266.8              218.4                       -
Exercised during the year................          (700)              171.0              171.0                       -
                                              ---------
Outstanding at the end of the year ......     7,015,800   Rs. 105.0 - 266.8          Rs. 162.6                     114
                                              =========   -----------------          ---------                     ---
Exercisable at the end of the year.......        74,300   Rs. 171.0 - 266.8          Rs. 205.6                       -

                                                                  Year ended March 31, 2003
                                          ----------------------------------------------------------------------------
                                                                      ICICI Bank Limited
                                          ----------------------------------------------------------------------------
                                                          Range of exercise                           Weighted average
                                          Option shares    prices and grant   Weighted average   remaining contractual
                                            outstanding    date fair values     exercise price           life (months)
                                          -------------   -----------------   ----------------   ---------------------
Outstanding at the beginning of the year.     7,015,800   Rs. 105.0 - 266.8          Rs. 162.6                     114

Acquisitions.............................     6,327,825       120.4 - 171.9              146.0                     110
Forfeited during the year................      (730,350)      120.4 - 266.8              154.6                       -
Exercised during the year................        (3,000)              105.0              105.0                       -
                                              ---------
Outstanding at the end of the year.......     12,610,275  Rs. 105.0 - 266.8          Rs. 154.7                      98
                                              =========
Exercisable at the end of the year.......     5,222,317   Rs.  52.5 - 266.8          Rs. 169.9                       -

                                                                  Year ended March 31, 2004
                                          ----------------------------------------------------------------------------
                                                                      ICICI Bank Limited
                                          ----------------------------------------------------------------------------
                                                          Range of exercise                           Weighted average
                                          Option shares    prices and grant   Weighted average   remaining contractual
                                            outstanding    date fair values     exercise price           life (months)
                                          -------------   -----------------   ----------------   ---------------------
Outstanding at the beginning of the year.    12,610,275   Rs. 105.0 - 266.8          Rs. 154.7                      98

Acquisitions.............................     7,491,800       132.1 - 222.4              132.6                     109
Forfeited during the year................      (766,489)      120.4 - 266.8              129.4                       -
Exercised during the year................    (3,370,604)      105.0 - 266.8              151.7                       -
                                             ----------
Outstanding at the end of the year.......    15,964,982   Rs. 105.0 - 266.8          Rs. 146.2                      96
                                             ==========
Exercisable at the end of the year.......     6,080,121   Rs. 105.0 - 266.8          Rs. 167.3                       -

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

     During the year ended March 31, 2002, 2003 and 2004, the Company has not recorded any

ICICI Bank Limited and Subsidiaries
compensation cost as the exercise price was equal to the fair value of the underlying equity shares on the grant date. As shares of ICICI Infotech are not quoted on exchanges, the fair value represents management's best estimates considering all available factors.

     Stock option activity under the above stock option plan is set out below.

                                                                  Year ended March 31, 2002
                                          ----------------------------------------------------------------------------
                                                                       ICICI Infotech
                                          ----------------------------------------------------------------------------
                                                          Range of exercise                           Weighted average
                                          Option shares    prices and grant   Weighted average   remaining contractual
                                            outstanding    date fair values     exercise price           life (months)
                                          -------------   -----------------   ----------------   ---------------------
Outstanding at the beginning of the year.     2,241,400   Rs.          37.5          Rs.  37.5                     108
Granted during the year..................     1,974,800                68.0               68.0                      99
Forfeited during the year................      (342,960)        37.5 - 68.0               42.0                       -
Exercised during the year................       (10,220)               37.5               37.5                       -
                                              ---------
Outstanding at the end of the year.......     3,863,020   Rs.   37.5 - 68.0          Rs.  52.7                     104
                                              =========
Exercisable at the end of the year.......       369,448   Rs.          37.5          Rs.  37.5                       -

                                                                  Year ended March 31, 2003
                                          ----------------------------------------------------------------------------
                                                                       ICICI Infotech
                                          ----------------------------------------------------------------------------
                                                          Range of exercise                           Weighted average
                                          Option shares    prices and grant   Weighted average   remaining contractual
                                            outstanding    date fair values     exercise price           life (months)
                                          -------------   -----------------   ----------------   ---------------------
Outstanding at the beginning of the year.     3,863,020   Rs.  37.5 -  68.0          Rs.  52.7                     104
Granted during the year..................       783,500        68.0 - 100.0               97.1                     108
Forfeited during the year................      (435,360)       37.5 - 100.0               59.1                       -
Exercised during the year................       (10,200)       37.5 -  68.0               55.7                       -
                                              ---------
Outstanding at the end of the year.......     4,200,960   Rs.  37.5 - 100.0          Rs.  60.3                      75
                                              =========

Exercisable at the end of the year.......     1,235,070   Rs.  37.5 - 100.0          Rs.  46.2                      87

                                                                  Year ended March 31, 2004
                                          ----------------------------------------------------------------------------
                                                                       ICICI Infotech
                                          ----------------------------------------------------------------------------
                                                          Range of exercise                           Weighted average
                                          Option shares    prices and grant   Weighted average   remaining contractual
                                            outstanding    date fair values     exercise price           life (months)
                                          -------------   -----------------   ----------------   ---------------------
Outstanding at the beginning of the year.     4,200,960   Rs.  37.5 - 100.0          Rs.  60.3                      75

Granted during the year..................     1,148,000        37.5 - 100                 45.0                       -
Forfeited during the year................      (859,320)       37.5 - 100                 37.5                       -
Exercised during the year................        (2,660)       37.5 - 100                 54.4                       -
                                              ---------
Outstanding at the end of the year.......     4,486,980   Rs.  37.5 - 100            Rs.  57.5                       -
                                              =========
Exercisable at the end of the year.......     2,044,704   Rs.  37.5 - 100            Rs.  50.5                      88

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

ICICI Bank Limited and Subsidiaries

ICICI OneSource Limited

     In September 2002, ICICI OneSource, a consolidated subsidiary, approved an Employee Stock Options Plan (OneSource Plan). Under the OneSource Plan, ICICI OneSource is authorized to issue equity shares up to 10% of the share capital to the employees. Eligible employees are granted an option to purchase shares subject to vesting conditions. The options vest in a graded manner over four years with 25% at the end of the first year and 12.5% of the options vesting at the end of each subsequent six month period. The options can be exercised within 10 years from the date of the grant.

     Stock option activity under the above stock option plan is set out below.

                                                                Year ended March 31, 2003
                                          ----------------------------------------------------------------------------
                                                                 ICICI One Source Limited
                                          ----------------------------------------------------------------------------
                                                          Range of exercise                           Weighted average
                                          Option shares    prices and grant   Weighted average   remaining contractual
                                            outstanding    date fair values     exercise price           life (months)
                                          -------------   -----------------   ----------------   ---------------------
Outstanding at the beginning of the year.             -                   -                  -                       -
Granted during the year..................     4,250,000   Rs.          11.3          Rs.  11.3                     113
Forfeited during the year................      (395,000)               11.3               11.3                       -
Exercised during the year................             -                   -                  -                       -
                                              ---------
Outstanding at the end of the year.......     3,855,000   Rs.          11.3          Rs.  11.3                     113
                                              =========
Exercisable at the end of the year.......             -                   -                  -                       -

                                                                Year ended March 31, 2004
                                          ----------------------------------------------------------------------------
                                                                 ICICI One Source Limited
                                          ----------------------------------------------------------------------------
                                                          Range of exercise                           Weighted average
                                          Option shares    prices and grant   Weighted average   remaining contractual
                                            outstanding    date fair values     exercise price           life (months)
                                          -------------   -----------------   ----------------   ---------------------
Outstanding at the beginning of the year.     3,855,000   Rs.          11.3          Rs.  11.3                     113
Granted during the year..................    15,320,500       12.83 - 18.53               13.2                      73
Forfeited during the year................    (1,207,500)      11.25 - 18.53               11.3                       -
Exercised during the year................             -                   -                  -                       -
                                             ----------
Outstanding at the end of the year.......    17,968,000   Rs. 11.25 - 18.53          Rs. 12.9-                      81
                                             ==========
Exercisable at the end of the year.......             -                   -                  -                       -

     The Company has not recorded any compensation cost, as the exercise price was equal to the fair value of the underlying equity shares on the grant date. As shares of ICICI OneSource Limited are not quoted on exchanges, the fair value represents management's best estimates considering all available factors.

ICICI Bank Limited and Subsidiaries

29.  Income taxes

Components of deferred tax balances

     The tax effects of temporary differences are reflected through a deferred tax asset/liability, which is included in the balance sheet of the Company.

     The components of the deferred tax balances are set out below.

                                                     As of March 31,
                                              -----------------------------
                                                      2003             2004
                                              ------------      -----------
                                                     (in millions)
Deferred tax assets
Allowance for loan losses.................    Rs.   16,228      Rs.  17,902
Available for sale securities.............           1,044                -
Investments in trading securities.........              62               67
Unearned income...........................             693                -
Capital loss carry forward................              23            1,566
Business loss carry forward...............             219              286
Deposits..................................              94               34
Undistributed losses of affiliates........             235              642
Other.....................................             339              232
                                              ------------      -----------
                                              Rs.   18,937      Rs.  20,729
Valuation allowance.......................            (524)            (893)
                                              ------------      -----------
Total deferred tax asset..................    Rs.   18,413      Rs.  19,836
                                              ============      ===========
Deferred tax liabilities
Property and equipment....................    Rs.   (9,216)     Rs.  (8,329)
Undistributed earnings of subsidiary......            (294)            (450)
Intangibles...............................          (1,857)          (1,625)
Unearned income...........................               -             (896)
Investment in trading securities..........             (39)             (63)
Long term debt............................            (666)            (336)
Available for sale securities.............             (20)            (202)
Others....................................            (358)            (612)
                                              ------------      -----------
Total deferred tax liability..............    Rs.  (12,450)     Rs. (12,513)
                                              ------------      -----------
Net deferred tax asset....................    Rs.    5,963      Rs.   7,323
                                              ============      ===========

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax asset is dependent on the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, the projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Company will realize the benefits of those deductible differences. The amount of deferred tax assets considered realizable, however could be reduced in the near term if estimates of future taxable income are reduced.

     The Company would require taxable income of Rs. 27,497 million in the future periods to be able to fully realize the benefit of net deferred asset recognized in these consolidated financial statements.

     The Company had a valuation allowance of Rs. 97 million as at April 1, 2001. The net change in the total valuation allowance for the years ended March 31, 2002, March 31, 2003 and

ICICI Bank Limited and Subsidiaries

March 31, 2004 was an increase of Rs. 129 million, Rs. 298 million and Rs. 369 million respectively. The majority of the valuation allowance as of March 31, 2004 related to business loss carried forward and capital loss carried forward. As of March 31, 2004, included in the above, the Company has recorded a valuation allowance of Rs. 642 million pertaining to an excess of the tax basis over the financial reporting basis of investments in equity affiliates.

     As at March 31, 2004, the Company has business loss carry forward of Rs. 757 million, with expiration dates as follows: March 31, 2010 - Rs. 173 million. Further, business loss carry forward pertaining to the Company's US subsidiary was Rs. 500 million which expires in 2023 and Australian subsidiary was Rs. 84 million which has no expiration date.

     The Company has capital loss carry forward of Rs. 4,294 million, with expiration dates as follows: March 31, 2006 - Rs. 98 million and March 31, 2012
- Rs. 4,196 million.

Reconciliation of tax rates

     The Indian statutory tax rate is 35% plus a surcharge. During each of the years presented, legislation was enacted in the first few months of the fiscal year that changed the amount of the surcharge for that fiscal year and future years. The surcharge was changed to 2%, 5% and 2.5% during the years ended March 31, 2002, 2003 and 2004, respectively, and resulted in a total statutory tax rate of 35.70%, 36.75% and 35.875% for the years ended March 31, 2002, 2003 and 2004, respectively.

     The following is the reconciliation of expected income taxes at statutory income tax rate to income tax expense /benefit as reported:

                                                                             Year ended March 31,
                                                                  ----------------------------------------
                                                                         2002          2003           2004
                                                                  -----------   -----------   ------------
                                                                               (in millions)
Income/(loss) before income taxes ............................    Rs.     533   Rs. (11,044)  Rs.   6,857
Statutory tax rate............................................         35.70%        36.75%       35.875%
Income tax expense/(benefit) at the statutory tax rate........            190        (4,059)         2,460
Increases/(reductions) in taxes on account of:
Special tax deductions available to financial institutions....           (333)          (38)          (32)
Exempt interest and dividend income...........................           (800)         (558)         (906)
Income charged at rates other than statutory tax rate.........            280                        (741)
                                                                                        916
Changes in the statutory tax rate.............................            360          (109)          137
Expenses disallowed for tax purposes..........................            109           486           270
Tax on undistributed earnings of subsidiary...................            234            62           134
Change in valuation allowance.................................            129           298           371
Tax adjustments in respect of prior year tax assessments......            175           (31)           (9)
Tax adjustment on account of change in tax status of subsidiary             -           (97)            -
Other.........................................................            (93)           69           (46)
                                                                  -----------   -----------   ------------
Income tax expense/(benefit) reported.........................    Rs.     251   Rs.  (3,061)  Rs.   1,638
                                                                  ===========   ===========   ===========

ICICI Bank Limited and Subsidiaries

Components of income tax expense from continuing operations

     The components of income tax expense/(benefit) from continuing operations are set out below.

                                                  Year ended March 31,
                                      -----------------------------------------
                                             2002           2003           2004
                                      -----------   ------------   ------------
                                                    (in millions)

Current............................   Rs.   3,474   Rs.    1,287   Rs.    3,684
Deferred...........................        (3,223)        (4,348)        (2,046)
                                      -----------   ------------   -------------
Income tax expense/(benefit)
  reported.........................   Rs.     251   Rs.   (3,061)  Rs.    1,638
                                      ===========   ============   ============

     Only an insignificant amount of the Company's income/(loss) before income taxes and income tax expense/(benefit) was from outside India.

Allocation of income taxes

     The total income tax expense/(benefit) was recorded as follows:

                                                  Year ended March 31,
                                      -----------------------------------------
                                             2002           2003           2004
                                      -----------   ------------   ------------
                                                    (in millions)
Income/(loss) from continuing
  operations.......................   Rs.     251   Rs.   (3,061)  Rs.    1,638
Unrealized gain/(loss) on
  securities available for sale....           890          1,461            655
Additional paid in capital.........             -            599              -
                                      -----------   ------------   -------------
Income tax expense/(benefit)
  reported.........................   Rs.   1,141   Rs.   (1,001)  Rs.    2,293
                                      ===========   ============   ============

30.  Commitments and contingencies

Loan commitments

     The Company has outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated Rs. 73,903 million as of March 31, 2004 (2003: Rs. 48,759 million). The interest rate on these commitments is dependent on the lending rates on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are contingent upon the borrower's ability to maintain specific credit standards.

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

     The current carrying amount of the liability for the Company's obligations under the guarantee amounted to Rs. 1,229 million (2003: Rs. 1,096 million)

ICICI Bank Limited and Subsidiaries

     Details of guarantees outstanding are set out below.

Nature of guarantee                    Maximum potential amount of future payments under guarantee
                                  Less than 1            1-3            3-5
                                         year           year           year    Over 5 year          Total
                                  -----------    -----------    -----------    -----------    -----------
                                                             (in millions)
Financial guarantees.......       Rs.  24,792    Rs.  11,128    Rs.  10,326    Rs.  11,098    Rs.  57,344
Performance guarantees.....            26,544         23,070          9,565          5,821         65,000
                                  -----------    -----------    -----------    -----------    -----------
Total......................       Rs.  51,336    Rs.  34,198    Rs.  19,891    Rs.  16,919    Rs. 122,344
                                  ===========    ===========    ===========    ===========    ===========

     The Company has collateral available to reimburse potential losses on its guarantees. Margins available to the Company to reimburse losses realized under guarantees amounted to Rs. 2,055 million (2003: Rs. 2,503 million). Other property may also be available to the Company to cover these losses under guarantees.

Capital commitments

     The Company is obligated under a number of capital contracts. Capital contracts are job orders of a capital nature which have been committed. As of the balance sheet date, work had not been completed to this extent. Estimated amounts of contracts remaining to be executed on capital account aggregated Rs. 294 million as of March 31, 2004 (2003: Rs. 264 million).

Tax contingencies

     Various tax-related legal proceedings are pending against the Company at various levels of appeal either with the tax authorities or in the courts. Potential liabilities, if any, have been adequately provided for, and the Company does not estimate any incremental liability in respect of these proceedings.

     As of March 31, 2004, the Company has been assessed an aggregate of Rs. 25,017 million in excess of the provision made in the financial statements in income tax, interest tax, wealth tax and sales tax demands by the Government of India's tax authorities for past years. The Company has appealed each of these tax demands. The Company believes that the tax authorities are not likely to be able to substantiate their income tax , interest tax, wealth tax and sales tax assessments and accordingly has not provided for these tax demands as of March 31, 2004.

Litigation

     Various litigation and claims against the Company and its subsidiaries are in process and pending. Based upon a review of open matters with legal counsel, management believes that the outcome of such matters will not have a material effect upon the Company's consolidated financial position, results of operations or cashflows.

Operating lease commitments

     The Company has commitments under long-term operating leases principally for premises and automated teller machines. The following is a summary of future minimum lease rental commitments as of March 31, 2004, for non-cancelable leases:

ICICI Bank Limited and Subsidiaries

                                                                (in millions)
Lease rental commitments for the year ending March 31,
2005.........................................................      Rs.   231
2006.........................................................            223
2007.........................................................            208
2008.........................................................            174
2009.........................................................            170
Thereafter...................................................            150
                                                                   ---------
Total minimum lease commitments..............................      Rs. 1,156
                                                                   =========

31.  Related party transactions

     The Company has transactions with its affiliates and directors/employees. The following represent the significant transactions between the Company and such related parties:

Insurance services

     During the year ended March 31, 2004 the Company paid insurance premium to ICICI Lombard amounting to Rs. 219 million (2003: Rs. 224 million, 2002: Rs.26 million).

Lease of premises and facilities

     During the year ended March 31, 2004, the Company received for lease of premises, facilities and other administrative costs from ICICI Prulife, Rs. 198 million (2003: Rs. 84 million. 2002: Rs. 54 million), from Pru-ICICI, Rs. 6 million (2003: Rs. 6 million, 2002: Rs. 5 million) and from ICICI Lombard, Rs. 91 million (2003: Rs. 82 million, 2002: Rs. 50 million).

Secondment of employees

     During the year ended March 31, 2004, the Company received from ICICI Prulife for seconded employees, Rs. 0.6 million (2003: Rs. 3 million, 2002:
Nil) and from ICICI Lombard, Rs. 14 million (2003: Rs. 10 million, 2002: Rs. 5 million).

Asset management services

     During the year ended March 31, 2004, the Company provided asset management services to TCW and earned fees of Rs. 14 million (2003: Rs. 24 million, 2002: Rs. 21 million).

Deposits and borrowings

     During the year ended March 31, 2004, the Company paid interest on bonds/deposits/call borrowings to its affiliated companies, Rs. 27 million (2003: Rs. 12 million, 2002: Rs. 268 million).

Interest and Dividend

     During the year ended March 31, 2004, the Company received interest on car loans from its affiliated companies, Rs. 0.27 million (2003: Rs.0.33 million) and dividend Rs. 172.00 million (2003: Nil).

ICICI Bank Limited and Subsidiaries

Employee loans

     The Company has advanced housing, vehicle and general purpose loans to employees, bearing interest ranging from 2.5% to 6%. The tenure of these loans range from five years to 25 years. The loans are generally secured by the assets acquired by the employees. Employee loan balances outstanding as of March 31, 2004, of Rs.3,766 million (2003: Rs. 2,273 million) are included in other assets.

Related party balances

     The following balances payable to/receivable from related parties are included in the balance sheet:

                                                    As of March 31,
                                               -------------------------
                                                     2003           2004
                                               ----------    -----------
                                                    (in millions)

Loans......................................    Rs.     22    Rs.     20
Other assets...............................         2,549         3,353
Deposits...................................           440           700
Other liabilities..........................             3            50

32.  Estimated fair value of financial instruments

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

ICICI Bank Limited and Subsidiaries

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

Loans

     The fair values of certain commercial and consumer loans are estimated by discounting the contractual cash flows using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying value of certain other loans approximates fair value due to the short-term and/or repricing characteristics of these loans. For impaired loans, the impairment is considered when arriving at the fair value.

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

ICICI Bank Limited and Subsidiaries

     A listing of the fair values by category of financial assets and financial liabilities is set out below.

                                                     As of March 31, 2003            As of March 31, 2004
                                                 -----------------------------   -----------------------------
                                                      Carrying       Estimated        Carrying       Estimated
                                                         value      fair value           value      fair value
                                                 -------------   -------------   -------------   -------------
                                                                        (in millions)
Financial assets
Trading account assets........................   Rs.    39,634   Rs.    39,634   Rs.    75,155   Rs.    75,155
Securities (Note 1)...........................         280,621         280,621         310,368         310,368
Loans (Note 2)................................         630,421         641,048         728,520         740,786
Other financial assets (Note 3)...............         115,705         115,705         164,127         164,127
                                                 -------------   -------------   -------------   -------------
Total.........................................   Rs. 1,066,381   Rs. 1,077,008   Rs. 1,278,170   Rs. 1,290,436
                                                 =============   =============   =============   =============
Financial liabilities
Interest-bearing deposits.....................   Rs.   456,051   Rs.   454,251   Rs.   611,178   Rs.   612,225
Non-interest-bearing deposits.................          35,239          35,239          73,777          73,777
Trading account liabilities...................          26,086          26,086          26,079          26,079
Short-term borrowings.........................          42,095          42,017          57,364          57,364
Long-term debt................................         400,812         426,928         373,449         397,649
Redeemable preferred stock....................             853           1,035             944            1056
Other financial liabilities (Note 4)..........          43,252          43,252          65,142          65,142
                                                 -------------   -------------   -------------   -------------
Total.........................................   Rs. 1,004,388   Rs. 1,028,808   Rs. 1,207,933   Rs. 1,233,292
                                                 =============   =============   =============   =============

1) Includes non-readily marketable equity securities of Rs. 8,621 million (2003: Rs. 9,418 million) for which there are no readily determinable fair values.

2) The carrying value of loans is net of the allowance for loan losses, security deposits and unearned income.

3) Includes cash and cash equivalents and customers acceptance liability for which the carrying value is a reasonable estimate of fair value.

4) Represents acceptances outstanding, for which the carrying value is a reasonable estimate of fair value.

33.  Regulatory matters

     Subsequent to the reverse acquisition of the acquiree, the Company is a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to examination by the Reserve Bank of India.

Statutory liquidity requirements

     In accordance with the Banking Regulation Act, 1949, the Company is required to maintain a specified percentage of its net demand and time liabilities by way of liquid unencumbered assets like cash, gold and approved securities. The amount of securities required to be maintained at March 31, 2004 was Rs.303,432 million (2003: Rs. 230,644 million).

ICICI Bank Limited and Subsidiaries

Capital adequacy requirements

     The Company is subject to the capital adequacy requirements set by the Reserve Bank of India, which stipulate a minimum ratio of capital to risk adjusted assets and off-balance sheet items of 9% to be maintained. The capital adequacy ratio of the Company calculated in accordance with the Reserve Bank of India guidelines at March 31, 2004, was 10.36%.




                                                 For and on behalf of the Board


                                                 K.V. KAMATH
                                                 Managing Director &
                                                 Chief Executive Officer


                                                 KALPANA MORPARIA
                                                 Deputy Managing Director


JYOTIN MEHTA          N. S. KANNAN               G.VENKATAKRISHNAN

General Manager &     Chief Financial Officer    General Manager
Company Secretary     & Treasurer                Accounting & Taxation Group

                                 EXHIBIT INDEX

Exhibit No.    Description of Document
-----------    -----------------------

1.1            ICICI Bank Memorandum of Association, as amended.

1.2 ICICI Bank Articles of Association, as amended (incorporated by reference to ICICI Bank's Annual Report on Form 20-F for the year ended March 31, 2003 filed on September 30, 2003).

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

4.1            ICICI Bank's Employee Stock Option Plan, as amended.

4.2 ICICI Infotech Employee Stock Option Plan (incorporated herein by reference to Exhibit 4.2 to ICICI Bank's Annual Report on Form 20-F for the year ended March 31, 2002 filed on September 30,
               2002).

4.3 ICICI Bank's Early Retirement Option Plan (incorporated herein by reference to Exhibit 4.4 to ICICI Bank's Annual Report on Form 20-F for the year ended March 31, 2003 filed on September 30, 2003).

4.4 Scheme of Amalgamation of ICICI, ICICI Personal Financial Services, ICICI Capital Services with ICICI Bank (incorporated herein by reference to Exhibit 4.5 to ICICI Bank's Annual Report on Form 20-F for the year ended March 31, 2002 filed on September 30, 2002).

4.5 Letter from the Reserve Bank of India to ICICI Bank dated April 26, 2002 approving the Scheme of Amalgamation of ICICI, ICICI Personal Financial Services, ICICI Capital Services with ICICI Bank (incorporated herein by reference to Exhibit 4.3 to ICICI Bank's Annual Report on Form 20-F for the year ended March 31, 2001 filed on September 28, 2001).

8.1 List of Subsidiaries (included under "Business-Subsidiaries and Affiliates" herein).

11.1           Code of Business Conduct and Ethics.

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



                                            For ICICI BANK LIMITED

                                            By:    /s/ Jyotin Mehta
                                                   -----------------------------
                                            Name:  Mr. Jyotin Mehta
                                            Title: General Manager and Company
                                                   Secretary.


Place: Mumbai
Date:  September 29, 2004