Form 20-F
period 2005-03-31
ICICI BANK LTD
filed 2005-09-30
CIK 1103838

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)
[ ]  Registration statement pursuant to section 12(b) or (g) of the Securities
     Exchange Act of 1934

[x]  Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange
     Act of 1934 for the fiscal year ended March 31, 2005

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
                                 Not Applicable
                                (Title of Class)

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report - 736,716,094 Equity Shares

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of
1934 during the preceding 12 month (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes.........x..........             No....................

     Indicate by check mark which financial statement item the registrant has elected to follow.

     Item 17..................           Item 18........x......

2

CROSS REFERENCE SHEET

Form 20-F

Item Number and Caption

Location

Page

Part - I

1

Identity of Directors, Senior

Management and Advisers

Not applicable

2

Offer Statistics and Expected

Timetable

Not applicable

Key Information

Selected Consolidated Financial and Operating

Data

73

Exchange Rates

8

Risk Factors

9

4

Information on the Company

Business

20

Operating and Financial Review and Prospects—

Capital Expenditure

109

Operating and Financial Review and Prospects—

Effect of Other Acquisitions

81

Operating and Financial Review and Prospects—

Segment Revenues and Assets

110

Overview of the Indian Financial Sector

139

Supervision and Regulation

150

5

Operating and Financial

Review and Prospects

Operating and Financial Review and Prospects

79

Business—Risk Management

        35

6

Directors, Senior Management and

Employees

Management

        118

Business—Employees

        69

7

Major Shareholders and

Business—Shareholding Structure and Relationship

Related Party Transactions

with the Government of India

        21

Operating and Financial Review and Prospects—

Related Party Transactions

        111

Management—Compensation and Benefits to

Directors and Officers—Interest of Management in

Certain Transactions

        138

Management—Compensation and Benefits to

Directors and Officers—Loans

        136

Market Price Information

        173

Note 30 in Notes to Consolidated Financial

Statements

F-53

3

8

Financial Information

Report of Independent Registered Public

Accounting Firm

F-2

Consolidated Financial Statements and the notes

thereto

F-3

Operating and Financial Review and Prospects—

Results of Operations

        82

Business—Legal and Regulatory Proceedings

Dividends

        71

9

The Offer and Listing

Market Price Information

        173

Restriction on Foreign Ownership of Indian

Securities

        175

10

Additional Information

Additional Information

186

Exchange Controls

        170

Taxation

        180

Restriction on Foreign Ownership of Indian

Securities

        175

Dividends

        178

11

Quantitative and Qualitative

Business—Risk Management—Quantitative and

Disclosures About Market Risk

Qualitative Disclosures About Market Risk

        41

12

Description of Securities Other

than Equity Securities

Not applicable

Part - II

13

Defaults, Dividend Arrearages and

Delinquencies

Not applicable

14

Material Modifications to the

Rights of Security Holders and Use

of Proceeds

Not applicable

15

Controls and Procedures

Business—Risk Management—Controls and

49

Procedures

16

[Reserved]

Not applicable

16A

Audit Committee Financial Expert

Management—Corporate Governance—Audit

Committee

        129

16B

Code of Ethics

Management—Corporate Governance—Code of

Ethics

130

16C

Principal Accountant Fees and

Management—Corporate Governance—Principal

Services

Accountant Fees and Services

        131

16D

Exemptions from the Listing

Standards for Audit Committees

Not applicable

16E

Purchases of Equity Securities by

Business—Shareholding Structure and Relationship

the Issuer and Affiliated Purchasers

with the Government of India

        21

4

Part - III

17

Financial Statements

See Item 18

18

Financial Statements

Report of Independent Registered Public

Accounting Firm

F-2

Consolidated Financial Statements and the notes

thereto

F-3

19

Exhibits

Exhibit index and attached exhibits

        188

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

     All references to the "Companies Act" and the "Banking Regulation Act" are
to the Companies Act, 1956 and the Banking Regulation Act, 1949 as passed by the
Indian Parliament and subsequently amended

     Under Indian GAAP, the amalgamation was accounted for on March 30, 2002, the Appointed Date specified in the Scheme of Amalgamation, with ICICI Bank recognized as the accounting acquirer.

                           FORWARD-LOOKING STATEMENTS

     We have included statements in this annual report which contain words or phrases such as "will", "would", "aim", "aimed", "will likely result", "is likely", "are likely", "believe", "expect", "expected to", "will continue",
"will achieve", "anticipate", "estimate", "estimating", "intend", "plan",
"contemplate", "seek to", "seeking to", "trying to", "target", "propose to",
"future", "objective", "goal", "project", "should", "can", "could", "may", "will pursue", "our judgment" and similar expressions or variations of such expressions, that are "forward-looking statements". Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, the actual growth in demand for banking and other financial products and services, our ability to successfully implement our strategy, including our use of the Internet and other technology, our ability to integrate recent or future mergers or acquisitions into our operations, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal or regulatory proceedings we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of Indian banking regulations on us, which includes the assets and liabilities of ICICI, a former financial institution not subject to Indian banking regulations, our ability to roll over our short-term funding sources and our exposure to market risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains, losses or impact on net interest income and net income could materially differ from those that have been estimated.

     In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this annual report include, but are not limited to, the monetary and interest rate policies of India and the other markets in which we operate, natural calamities, general economic, financial or political conditions, instability or uncertainty in India, southeast Asia, or any other country which have a direct or indirect impact on our business activities or investments, caused by any factor including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region, military armament or social unrest in any part of India, inflation, deflation, unanticipated turbulence in interest rates, changes or volatility in the value of the rupee, foreign exchange rates, equity prices or other market rates or prices, the performance of the financial markets in general, changes in domestic and foreign laws, regulations and taxes, changes in the competitive and pricing environment in India, and general or regional changes in asset valuations. For a further discussion on the factors that could cause actual results to differ, see the discussion under "Risk Factors"
contained elsewhere in this annual report.

                                 EXCHANGE RATES

     Fluctuations in the exchange rate between the Indian rupee and the US dollar will affect the US dollar equivalent of the Indian rupee price of our equity shares on the Indian stock exchanges and, as a result, will affect the market price of our ADSs in the United States. These fluctuations will also affect the conversion into US dollars by the depositary of any cash dividends paid in Indian rupees on our equity shares represented by ADSs.

     On an average annual basis, the Indian rupee has declined against the dollar since 1980. In early July 1991, the government adjusted the Indian rupee downward by an aggregate of approximately 20.0% against the dollar. The adjustment was effected as part of an economic package designed to overcome economic and foreign exchange problems. After the Indian rupee was made convertible on the current account in March 1993, it depreciated on an average annual basis at a rate of approximately 5-6%. During fiscal 2003 and fiscal
2004, however, the rupee appreciated against the US dollar, from Rs. 49.06 per
US$ 1.00 at May 31, 2002 to Rs. 43.40 per US$ 1.00 at March 31, 2004. The rupee again depreciated against the dollar during fiscal 2005 by 0.5% and during fiscal 2006 (through September 23, 2005) by 0.4%. The following table sets forth, for the periods indicated, certain information concerning the exchange rates between Indian rupees and US dollars based on the noon buying rate.

Fiscal Year                                        Period End(1)   Average(1)(2)
--------------------------------------------------------------------------------
2000...............................................   43.65         43.46
2001 ..............................................   46.85         45.88
2002...............................................   48.83         47.80
2003 ..............................................   47.53         48.43
2004  .............................................   43.40         45.78
2005 ..............................................   43.62         44.86
2006 (through September 23, 2005) .................   43.80         43.64

Month                                                 High           Low
--------------------------------------------------------------------------------
March 2005.........................................   43.70         43.44
April 2005.........................................   43.72         43.48
May 2005...........................................   43.62         43.21
June 2005 .........................................   43.71         43.44
July 2005..........................................   43.59         43.05
August 2005 .......................................   44.00         43.36
(September
 2005 through September 23, 2005) .................   43.94         43.75
----------
(1)  The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.

(2)  Represents the average of the noon buying rate on the last day of each month during the period.

     Although certain rupee amounts in this annual report have been translated into dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated below, or at all. Except in the section on "Market Price
Information", all translations from rupees to dollars are based on the noon buying rate in the City of New York for cable transfers in rupees at March 31,
2005. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate at March 31, 2005 was Rs. 43.62 per US$ 1.00 and at August 31, 2005 was Rs. 44.00 per US$ 1.00.

                                  RISK FACTORS

     You should carefully consider the following risk factors as well as the other information contained in this annual report in evaluating us and our business.

Risks Relating to India

     A slowdown in economic growth in India could cause our business to suffer.

     Any slowdown in the Indian economy or volatility of global commodity prices, in particular oil and steel prices, could adversely affect our borrowers and contractual counterparties. Because of the importance of our commercial banking operations for retail customers and the increasing importance of our agricultural loan portfolio to our business, any slowdown in the growth of the housing, automobiles and agricultural sectors could adversely impact our business, including our ability to grow our asset portfolio, the quality of our assets, our financial performance, our stockholders' equity, our ability to implement our strategy and the price of our equity shares and ADSs.

     A significant increase in the price of crude oil could adversely affect the
     Indian economy, which could adversely affect our business.

     India imports approximately 70.0% of its requirements of crude oil, which constituted approximately 27.9% of total imports in fiscal 2005. The sharp increase in global crude oil prices during fiscal 2001 adversely affected the
Indian economy in terms of volatile interest and exchange rates. This adversely affected the overall state of liquidity in the banking system leading to intervention by the Reserve Bank of India. Over the last year, there has been a sharp increase in global crude oil prices which was due to both increased demand and pressure on production and refinery capacity. The full burden of the oil price increase has not yet been passed to Indian consumers and has been largely absorbed by the government and government-owned oil marketing companies.
Sustained high levels, further increases or volatility of oil prices and the pass-through of recent increases to Indian consumers could have a material negative impact on the Indian economy and the Indian banking and financial system in particular, including through a rise in inflation and market interest rates and a higher trade deficit. This could adversely affect our business including our liquidity, our ability to grow, the quality of our assets, our financial performance, our stockholders' equity, our ability to implement our strategy and the price of our equity shares and ADSs.

     A significant change in the Indian government's economic liberalization and deregulation policies could adversely affect our business and the price of our equity shares and ADSs.

     Our assets and customers are predominantly located in India. The Indian government has traditionally exercised and continues to exercise a dominant influence over many aspects of the economy. Government policies could adversely affect business and economic conditions in India, our future financial performance, our stockholders' equity and the price of our equity shares and
ADSs.

     Financial instability in other countries, particularly emerging market countries and countries where we have established operations, could adversely affect our business and the price of our equity shares and ADSs.

     The Indian economy is influenced by economic and market conditions in other countries, particularly emerging market countries in Asia. We have also established operations in several other countries. A loss of investor confidence in the financial systems of other emerging markets and countries where we have established operations or any worldwide financial instability may cause increased volatility in the Indian financial markets and, directly or indirectly, adversely affect the Indian economy and financial sector, our business, our future financial performance, our stockholders' equity and the price of our equity shares and ADSs.

     If regional hostilities, terrorist attacks or social unrest in some parts of the country increase, our business and the price of our equity shares and ADSs could be adversely affected.

     India has from time to time experienced social and civil unrest and hostilities both internally and with neighboring countries. In the past, there have been military confrontations between India and Pakistan. India has also experienced terrorist attacks in some parts of the country. These hostilities and tensions could lead to political

or economic instability in India and adversely affect our business, our future financial performance and the price of our equity shares and ADSs.

     Trade deficits could adversely affect our business and the price of our equity shares and ADSs.

     India's trade relationships with other countries and its trade deficit, driven to a major extent by global crude oil prices, may adversely affect Indian economic conditions. If trade deficits increase or are no longer manageable because of the rise in global crude oil prices or otherwise, the Indian economy, and therefore our business, our financial performance, our stockholders' equity and the price of our equity shares and our ADSs could be adversely affected.

     Natural calamities could adversely affect the Indian economy, our business and the price of our equity shares and ADSs.

     India has experienced natural calamities like earthquakes, floods and drought in the past few years. The extent and severity of these natural disasters determine their impact on the Indian economy. For example, in fiscal
2003, many parts of India received significantly less than normal rainfall. As a result of the drought conditions in the economy during fiscal 2003, the agricultural sector recorded a negative growth of 7.0%. Also, the erratic progress of the monsoon in fiscal 2005 adversely affected sowing operations for certain crops and resulted in a decline in the growth rate of the agriculture sector from 9.1% in fiscal 2004 to 1.1% in fiscal 2005. Further prolonged spells of below or above normal rainfall or other natural calamities could adversely affect the Indian economy, our business and the price of our equity shares and
ADSs.

     Financial difficulty and other problems in certain financial institutions in India could adversely affect our business and the price of our equity shares and ADSs.

     As an Indian bank, we are exposed to the risks of the Indian financial system which may be affected by the financial difficulties faced by certain
Indian financial institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships. This risk, which is sometimes referred to as "systemic risk", may adversely affect financial intermediaries, such as clearing agencies, banks, securities firms and exchanges with whom we interact on a daily basis.
Any such difficulties or instability of the Indian financial system in general could create an adverse market perception about Indian financial institutions and banks and adversely affect our business, our future financial performance, our Stockholders' equity and the price of our equity shares and ADSs. See also
"Overview of the Indian Financial Sector". As the Indian financial system operates within an emerging market, it faces risks of a nature and extent not typically faced in more developed economies, including the risk of deposit runs notwithstanding the existence of a national deposit insurance scheme. For example, in April 2003, unsubstantiated rumours, believed to have originated in
Gujarat, a state in India, alleged that we were facing liquidity problems.
Although our liquidity position was sound, we witnessed higher than normal deposit withdrawals on account of these unsubstantiated rumours for several days in April 2003. We successfully controlled the situation in this instance, but any failure to control such situations in the future could result in high volumes of deposit withdrawals which would adversely impact our liquidity position.

     A decline in India's foreign exchange reserves may affect liquidity and interest rates in the Indian economy which could adversely impact us.

     A decline in India's foreign exchange reserves could result in reduced liquidity and higher interest rates in the Indian economy, which could adversely affect our business, our future financial performance, our stockholders' equity and the price of our equity shares and ADSs. See also "-- Risks Relating to Our
Business".

     Any downgrading of India's debt rating by an international rating agency could adversely affect our business and the price of our equity shares and
     ADSs.

     Any adverse revisions to India's credit ratings for domestic and international debt by international rating agencies may adversely affect our business, our future financial performance, our stockholders' equity and the price of our equity shares and ADSs.

Risks Relating to Our Business

     Our business is particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations and our financial performance.

     As a result of certain reserve requirements of the Reserve Bank of India, we are more structurally exposed to interest rate risk than banks in many other countries. See "Supervision and Regulation - Legal Reserve Requirements". These
requirements result in our maintaining a large portfolio of fixed income government of India securities, and we could be materially adversely impacted by a rise in interest rates, especially if the rise were sudden or sharp. These requirements also have a negative impact on our net interest income and net interest margin because we earn interest on a portion of our assets at rates that are generally less favorable than those typically received on our other interest-earning assets. If our cost of funds does not decline at the same time or to the same extent as the yield on our interest-earning assets, or if the yield on our interest-earning assets does not increase at the same time or to the same extent as our cost of funds, our net interest income and net interest margin would be adversely impacted. We are also exposed to interest rate risk through our treasury operations and our subsidiary ICICI Securities, which is a primary dealer in government of India securities. A rise in interest rates or greater interest rate volatility could adversely affect our income from treasury operations or the value of our fixed income securities trading portfolio.

     A large proportion of ICICI's loans consisted of project finance assistance, a substantial portion of which is particularly vulnerable to completion and other risks.

     Long-term project finance assistance constituted a significant proportion of ICICI's asset portfolio and, despite the growth of our retail loan portfolio, continues to be a significant proportion of our loan portfolio. The viability of these projects depends upon a number of factors, including market demand, government policies and the overall economic environment in India and the international markets. These projects are particularly vulnerable to a variety of risks, including completion risk and counterparty risk, which could adversely impact their ability to generate revenues. We cannot be sure that these projects will perform as anticipated. Over the last several years, we experienced a high level of impaired loans in our project finance loan portfolio as a result of the downturn in certain global commodity markets and increased competition in India.
Future project finance losses or high levels of loan impairment could have a materially adverse effect on our profitability and the quality of our loan portfolio.

     We have a high concentration of loans to certain customers and sectors and impairment of a substantial portion of these loans could adversely affect the overall quality of our loan portfolio, our business and the price of our equity shares and ADSs.

     Our loan portfolio, gross restructured loan portfolio and gross other impaired loan portfolio have a high concentration in certain customers and sectors. See "Business - Loan Portfolio". In the past, these borrowers and sectors have been adversely affected by economic conditions in varying degrees.
Credit losses or financial difficulties of these borrowers and sectors in the future could adversely affect our business, our financial performance, our stockholders' equity and the price of our equity shares and ADSs.

     If we are not able to control or reduce the level of impaired loans in our portfolio, our business will suffer.

     We have experienced rapid growth in our retail loan portfolio. See
"Business - Loan Portfolio". Various factors, including a rise in unemployment, prolonged recessionary conditions, a sharp and sustained rise in interest rates, developments in the Indian economy, movements in global commodity markets and exchange rates and global competition could cause an increase in the level of impaired loans on account of these retail loans and have a material adverse impact on the quality of our loan portfolio. In addition, under the directed lending norms of the Reserve Bank of India, we are required to extend 50.0% of our residual net bank credit (excluding the advances of ICICI at year-end fiscal
2002) to certain eligible sectors, which are categorized as "priority sectors".
See "Business - Loan Portfolio - Directed Lending". We may experience a significant increase in impaired loans in our directed lending portfolio, particularly loans to the agriculture sector and small-scale industries, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. We may not be able to control or reduce the level of impaired loans in our project and corporate finance portfolio or

assure that troubled debt restructuring will be successful or that borrowers will meet their obligations under the restructured terms. We may not be successful in our efforts to improve collections and foreclose on existing impaired loans.

     If we are not able to control or reduce the level of impaired loans, the overall quality of our loan portfolio may deteriorate and our business, our future financial performance, our stockholders' equity and the price of our equity shares and ADSs may be adversely affected.

     Further deterioration of our impaired loan portfolio and an inability to improve our allowance for loan losses as a percentage of impaired loans could adversely affect the price of our equity shares and ADSs.

     The level of our impaired loans is significantly higher than the average percentage of impaired loans in the portfolios of banks in more developed countries. Although we believe that our allowances for loan losses will be adequate to cover all known losses in our asset portfolio, we cannot assure you that there will be no deterioration in the allowance for loan losses as a percentage of gross impaired loans or otherwise or that the percentage of impaired loans that we will be able to recover will be similar to our and
ICICI's past experience of recoveries of impaired loans. In the event of any further deterioration in our impaired loan portfolio, there could be an adverse impact on our business, our future financial performance, our stockholders'
equity and the price of our equity shares and ADSs.

     The value of our collateral may decrease or we may experience delays in enforcing our collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security exposing us to a potential loss.

     A substantial portion of our loans to corporate and retail customers are secured by collateral. See "Loan Portfolio - Collateral - Completion, Perfection
and Enforcement". We may not be able to realize the full value of our collateral as a result of delays in bankruptcy and foreclosure proceedings, defects in the perfection of collateral, fraudulent transfers by borrowers and other factors.

     There can be no assurance that any legislation in this area will have a favorable impact on our efforts to resolve non-performing assets. See also
"Overview of the Indian Financial Sector - Recent Structural Reforms -
Legislative Framework for Recovery of Debts Due to Banks." Failure to recover the expected value of collateral could expose us to potential losses, which could adversely affect our business, our future financial performance, our stockholders' equity and the price of our equity shares and ADSs.

     We face greater credit risks than banks in developed economies.

     Our credit risk is higher because most of our borrowers are based in India.
Unlike several developed economies, a nationwide credit bureau has become operational in India only recently. This may affect the quality of information available to us about the credit history of our borrowers, especially individuals and small businesses. In addition, the credit risk of our borrowers, particularly small and middle market companies, is higher than borrowers in more developed economies due to the greater uncertainty in the Indian regulatory, political, economic and industrial environment and the difficulties of many of our borrowers to adapt to global technological advances. Also, several of our borrowers suffered from low profitability because of increased competition from economic liberalization, a sharp decline in commodity prices, a high debt burden and high interest rates in the Indian economy at the time of their financing, and other factors. This may lead to an increase in the level of our impaired loans, there could be an adverse impact on our business, our future financial performance, our stockholders' equity and the price of our equity shares and
ADSs.

     Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected.

     Most of our incremental funding requirements, including replacement of maturing liabilities of ICICI (which generally had longer maturities), are met through short-term funding sources, primarily in the form of deposits including inter-bank deposits. Our customer deposits generally have a maturity of less than one year. However, a large portion of our assets, primarily the assets of
ICICI and our home loan portfolio, have medium or long-term maturities, creating the potential for funding mismatches. High volumes of deposit withdrawals or failure of a

substantial number of our depositors to roll over deposited funds upon maturity or to replace deposited funds with fresh deposits, could have an adverse effect on our liquidity position, our business, our future financial performance, our stockholders' equity and the price of our equity shares and ADSs. See also "-
Financial difficulty and other problems in certain financial institutions in
India could adversely affect our business and the price of our equity shares and
ADSs".

     Regulatory changes or enforcement initiatives in India or any of the jurisdictions in which we operate may adversely affect our business and the price of our equity shares and ADSs.

     We are subject to a wide variety of banking and financial services laws and regulations and a large number of regulatory and enforcement authorities in each of the jurisdictions in which we operate. The laws and regulations or the regulatory or enforcement environment in any of those jurisdictions may change at any time and may have an adverse effect on the products or services we offer, the value of our assets or our business in general. Also, the laws and regulations governing the banking and financial services industry have become increasingly complex governing a wide variety of issues, including interest rates, liquidity, capital adequacy, securitization, investments, ethical issues, money laundering, privacy, record keeping, and marketing and selling practices, with sometimes overlapping jurisdictional or enforcement authorities. In its mid-term review of the annual policy statement for fiscal 2005, the Reserve Bank of India increased the risk weight for the computation of capital adequacy from
50% to 75% in the case of housing loans and from 100% to 125% in the case of consumer credit (including personal loans and credit cards) as a temporary counter-cyclical measure. This had a negative impact of 104 basis points on our capital adequacy ratio at year-end fiscal 2005. In April 2005, the Reserve Bank of India issued draft guidelines on securitization of standard assets implemented in their present form would require a significantly higher level of capital to be maintained for securitized assets and may have an adverse impact on our business, capital adequacy and financial performance. In July 2005, the
Reserve Bank of India increased the risk weight for capital market exposure and exposure to commercial real estate from 100% to 125%. See "Supervision and
Regulation". Future changes in laws and regulations and failure or the apparent failure to address any regulatory changes or enforcement initiatives could have an adverse impact our business, our future financial performance and our stockholders' equity, harm our reputation, subject us to penalties, fines, disciplinary actions or suspensions of any kind, or increase our litigation risk and have an adverse effect on the price of our equity shares and ADSs.

     A determination against us in respect of disputed tax assessments may adversely impact our financial performance.

     We have been assessed a significant amount in additional taxes by the government of India's tax authorities in excess of our provisions. See "Business
- Legal and Regulatory Proceedings". We have appealed all of these demands.
While we expect that no additional liability will arise out of these disputed demands, there can be no assurance that these matters will be settled in our favor or that no further liability will arise out of these demands. Any additional tax liability may adversely impact our financial performance and the price of our equity shares and ADSs.

     We are involved in various litigations and any final judgment awarding material damages against us could have a material adverse impact on our future financial performance, our stockholders' equity and the price of our equity shares and ADSs.

     We are often involved in litigations for a variety of reasons, which generally arise because we seek to recover our dues from borrowers or because customers seek claims against us. The majority of these cases arise in the normal course and we believe, based on the facts of the cases and consultation with counsel, that these cases generally do not involve the risk of a material adverse impact on our financial performance or stockholders' equity. Where we assess that there is a probable risk of loss, it is our policy to make provisions for the loss. However, we do not make provisions or disclosures in our financial statements where our assessment is that the risk is insignificant.
See "Business - Legal and Regulatory Proceedings". We cannot guarantee that the judgments in any of the litigation in which we are involved would be favorable to us and if our assessment of the risk changes, our view on provisions will also change.

     Our inability to grow further or succeed in retail products and services may adversely affect our business.

     We are a relatively new entrant in the retail loan business and have achieved significant growth in this sector since the amalgamation. See "Business
- Loan Portfolio". While we anticipate continued significant demand in this area, we cannot assure you that our retail portfolio will continue to grow as expected. Our inability to grow further or succeed in retail products and services may adversely affect our business, our future financial performance, our stockholders' equity and the price of our equity shares and ADSs. See also
"- If we are not able to control or reduce the level of impaired loans in our portfolio, our business will suffer", "- There is operational risk associated with our industry which, when realized, may have an adverse impact on our results" and "- We depend on the accuracy and completeness of information about customers and counterparties".

     Our inability to succeed in our new business areas or to manage the new challenges and risks that we face, may cause us to miss our projected earnings and growth targets and may have a material adverse impact on our future financial performance, our stockholders' equity and the price of our equity shares and ADSs.

     We provide a wide range of insurance products and services through our subsidiaries ICICI Prudential Life Insurance Company and ICICI Lombard General
Insurance Company. Recently, we have also pursued an international expansion strategy establishing subsidiaries or opening branches or representative offices in various countries, including the United Kingdom, Canada, Russia, Singapore,
Bahrain and the United States. See "Business - Overview of Products and Services
- Insurance" and "- Commercial Banking for International Customers". This
international expansion strategy exposes us to a new variety of regulatory and business challenges and risks, including cross-cultural risk. The skills required for this business could be different from those required for our Indian business and we may not be able to attract the required talented professionals.
Our inability to manage these new challenges and risks, our failure to raise the substantial capital required for our international expansion or our insurance business or any adverse developments concerning our joint venture partners in the insurance business, may cause us to miss our projected earnings and growth targets and may have a material adverse effect on our business, our reputation, our future financial performance, our stockholders' equity and the price of our equity shares and ADSs.

     We are exposed to fluctuations in foreign exchange rates.

     As a financial intermediary we are exposed to exchange rate risk. See "Risk
Management - Quantitative and Qualitative Disclosures About Market Risk -
Exchange Rate Risk". Adverse movements and volatility in foreign exchange rates may adversely affect our borrowers, the quality of our exposure to our borrowers, our business, our future financial performance, our shareholders'
funds and the price of our equity shares and ADSs.

     Our business is very competitive and our growth strategy depends on our ability to compete effectively.

     We face intense competition from Indian and foreign commercial banks in all our products and services. Foreign banks also operate in India through non-banking finance companies. Further liberalization of the Indian financial sector, could lead to a greater presence or new entries of foreign banks offering a wider range of products and services, which would significantly toughen our competitive environment. In addition, the Indian financial sector may experience further consolidation, resulting in fewer banks and financial institutions, some of which may have greater resources than us. The Reserve Bank of India has announced a roadmap for the presence of foreign banks in India that would, after a review in 2009, allow foreign banks to acquire up to 74.0%
shareholding in an Indian private sector bank. See "Competition" and "Overview of the Indian Financial Sector - Commercial Banks." Due to competitive pressures, we may be unable to successfully execute our growth strategy and offer products and services at reasonable returns and this may adversely impact our business, our future financial performance, our stockholders' equity and the price of our equity shares and ADSs.

     Fraud and significant security breaches in our computer system and network infrastructure could adversely impact our business.

     Our business operations are based on a high volume of transactions.
Although we take adequate measures to safeguard against system-related and other fraud, there can be no assurance that we would be able to prevent fraud. Our reputation could be adversely affected by fraud committed by employees, customers or outsiders. Physical or electronic break-ins, security breaches, other disruptive problems caused by our increased use of the Internet or power disruptions could also affect the security of information stored in and transmitted through our computer systems and network infrastructure. Although we have implemented security technology and operational procedures to prevent such occurrences, there can be no assurance that these security measures will be successful. A significant failure in security measures could have a material adverse effect on our business, our future financial performance and the price of our equity shares and ADSs.

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
our equity shares and ADSs.

     There is operational risk associated with our industry which, when realized, may have an adverse impact on our results.

     We, like all financial institutions, are exposed to many types of operational risk, including the risk of fraud or other misconduct by employees or outsiders, unauthorized transactions by employees or operational errors, including clerical or recordkeeping errors or errors resulting from faulty computer or telecommunications systems. We use direct marketing associates for marketing our retail credit products. We also outsource some functions to other agencies. Given our high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. In addition, our dependence upon automated systems to record and process transactions may further increase the risk that technical system flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect. We may also be subject to disruptions of our operating systems, arising from events that are wholly or partially beyond our control
(including, for example, computer viruses or electrical or telecommunication outages), which may give rise to a deterioration in customer service and to loss or liability to us. We are further exposed to the risk that external vendors may be unable to fulfill their contractual obligations to us (or will be subject to the same risk of fraud or operational errors by their respective employees as are we), and to the risk that its (or its vendors') business continuity and data security systems prove not to be sufficiently adequate. We also face the risk that the design of our controls and procedures prove inadequate, or are circumvented, thereby causing delays in detection or errors in information.
Although we maintain a system of controls designed to keep operational risk at appropriate levels, like all banks we have suffered losses from operational risk and there can be no assurance that we will not suffer losses from operational risks in the future that may be material in amount. For a discussion of how operational risk is managed see "Risk Management - Operational Risk".

     We are subject to credit, market and liquidity risk which may have an adverse effect on our credit ratings and our cost of funds.

     To the extent any of the instruments and strategies we use to hedge or otherwise manage our exposure to market or credit risk are not effective, we may not be able to mitigate effectively our risk exposures in particular market environments or against particular types of risk. Our balance sheet growth will be dependent upon economic conditions, as well as upon our determination to securitize, sell, purchase or syndicate particular loans or loan portfolios. Our trading revenues and interest rate risk are dependent upon our ability to properly identify, and mark to market, changes in the value of financial instruments caused by changes in market prices or rates. Our earnings are dependent upon the effectiveness of our management of migrations in credit quality and risk concentrations, the accuracy of our valuation models and our critical accounting estimates and the adequacy of our allowances for loan losses. To the extent our assessments, assumptions or estimates prove inaccurate or not predictive of actual results, we could suffer higher than anticipated losses. See also "- Further deterioration of our impaired loan portfolio and an inability to improve our allowance for loan losses as a percentage of impaired loans, could adversely affect the price of our equity shares and ADSs". The successful management of credit, market and operational risk is an important consideration in managing our liquidity risk because it affects the evaluation of our credit ratings by rating agencies. Rating agencies may reduce or indicate their intention to reduce the ratings at any time. See also "-Any downgrading of
India's debt rating by an international rating agency could adversely affect our business and the price of our equity shares and ADSs". The rating agencies can also decide to withdraw their ratings altogether,

which may have the same effect as a reduction in our ratings. Any reduction in our ratings may increase our borrowing costs, limit our access to capital markets and adversely affect our ability to sell or market our products, engage in business transactions, particularly longer-term and derivatives transactions, or retain our customers. This, in turn, could reduce our liquidity and negatively impact our operating results and financial condition. For more information relating to our ratings, see "Operating and Financial Review and
Prospects - Liquidity Risk".

     We depend on the accuracy and completeness of information about customers and counterparties.

     In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information furnished to us by or on behalf of customers and counterparties, including financial statements and other financial information. We may also rely on certain representations as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit, we may assume that a customer's audited financial statements conform with generally accepted accounting principles and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our financial condition and results of operations could be negatively affected by relying on financial statements that do not comply with generally accepted accounting principles or other information that is materially misleading.

     Any inability to attract and retain talented professionals may adversely impact our business.

     Attracting and retaining talented professionals is a key element of our strategy and we believe it to be a significant source of competitive advantage.
See "Business - Employees." Our inability to attract and retain talented professionals or the loss of key management personnel could have an adverse impact on our business, our future financial performance and the price of our equity shares and ADSs.

Risks Relating to the ADSs and Equity Shares

     You will not be able to vote your ADSs and your ability to withdraw equity shares from the depositary facility is uncertain and may be subject to delays.

     Our ADS holders have no voting rights unlike holders of our equity shares who have voting rights. For certain information regarding the voting rights of the equity shares underlying your ADSs, see "Business - Shareholding Structure and Relationship with the Government of India". If you wish, you may withdraw the equity shares underlying your ADSs and seek to vote the equity shares you obtain from the withdrawal. However, for foreign investors, this withdrawal process may be subject to delays and is subject to a cap of 49% on the total shareholding of foreign institutional investors and non-resident Indians in us.
For a discussion of the legal restrictions triggered by a withdrawal of the equity shares from the depositary facility upon surrender of ADSs, see
"Restriction on Foreign Ownership of Indian Securities".

     US investors will be subject to special tax rules, including the possible imposition of interest charges, if we are considered to be a passive foreign investment company.

     Based upon certain proposed US Treasury regulations which are proposed to be effective for taxable years beginning after December 31, 1994 and upon certain management estimates, we do not expect to be a Passive Foreign
Investment Company (a "PFIC"). However, since there can be no assurance that such proposed Treasury regulations will be finalized in their current form, and since the composition of our income and assets will vary over time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are a PFIC for any taxable year during which a US investor holds any of our equity shares or ADSs, the US investor would be subject to special adverse tax rules, including the possible imposition of interest charges (see "Taxation -
United States Tax - Passive Foreign Investment Company Rules").

     Your ability to sell in India any equity shares withdrawn from the depositary facility, the conversion of rupee proceeds from such sale into a foreign currency and the repatriation of such foreign currency may be subject to delays if specific approval of the Reserve Bank of India is required.

     ADS holders seeking to sell in India any equity shares withdrawn upon surrender of ADSs, convert the rupee proceeds from such sale into a foreign currency or repatriate such foreign currency may need the Reserve Bank of
India's approval for each such transaction. See "Restriction on Foreign
Ownership of Indian Securities". We cannot guarantee that any such approval will be obtained in a timely manner or at terms favorable to the investor. Because of possible delays in obtaining the requisite approvals, investors in equity shares may be prevented from realizing gains during periods of price increases or limiting losses during periods of price declines.

     Restrictions on deposit of equity shares in the depositary facility could adversely affect the price of our ADSs.

     Under current Indian regulations, an ADS holder who surrenders ADSs and withdraws equity shares may deposit those equity shares again in the depositary facility in exchange for ADSs. An investor who has purchased equity shares in the Indian market may also deposit those equity shares in the ADS program.
However, the deposit of equity shares may be subject to securities law restrictions and the restriction that the cumulative aggregate number of equity shares that can be deposited as of any time cannot exceed the cumulative aggregate number represented by ADSs converted into underlying equity shares as of such time. These restrictions increase the risk that the market price of our
ADSs will be below that of the equity shares.

     Certain shareholders own a large percentage of our equity shares and their actions could adversely affect the price of our equity shares and ADSs.

     Life Insurance Corporation of India and General Insurance Corporation of
India, each of which is directly or indirectly controlled by the Indian government, are among our principal shareholders. Our other large shareholders include Allamanda Investments Pte. Limited, a subsidiary of Temasek Holdings
Pte. Limited, the government of Singapore, HWIC Asia Fund, an affiliate of
Fairfax Financial Holdings Limited, and Bajaj Auto Limited, an Indian private sector company. See "Business - Shareholding Structure and Relationship with the
Government of India". Any substantial sale of our equity shares by these or other large shareholders could adversely affect the price of our equity shares and ADSs.

     Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs.

     The Indian securities markets are smaller and more volatile than securities markets in developed economies. In the past, the Indian stock exchanges have experienced high volatility and other problems that have affected the market price and liquidity of the listed securities, including temporary exchange closures, broker defaults, settlement delays and strikes by brokers. In March
1995, the Bombay Stock Exchange (the "BSE"), was closed for three days following a default by a broker. In March 2001, the BSE dropped 667 points or 15.6% and there were also rumors of insider trading in the BSE leading to the resignation of the BSE president and several other members of the governing board. In the same month, the Kolkata Stock Exchange suffered a payment crisis when several brokers defaulted and the exchange invoked guarantees provided by various Indian banks. In April 2003, the decline in the price of the equity shares of a leading
Indian software company created volatility in the Indian stock markets and created temporary concerns regarding our exposure to the equity markets. On May
17, 2004, the BSE Sensex fell by 565 points from 5,070 to 4,505, creating temporary concerns regarding our exposure to the equity markets. Both the BSE and the National Stock Exchange (the "NSE") halted trading on the exchanges on
May 17, 2004 in view of the sharp fall in prices of securities. The Indian securities markets have experienced rapid appreciation over the past few months and relatively higher volatility recently. In addition, the governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Further, from time to time, disputes have arisen between listed companies and stock exchanges and other regulatory bodies, which in some cases had a negative effect on market sentiment. In recent years, there have been changes in laws and regulations for the taxation of dividend income, which have impacted the Indian equity capital markets. See "Dividends". Similar problems or changes in the future could adversely affect the market price and liquidity of our equity shares and ADSs.

     An active or liquid trading market for our ADSs is not assured.

     Although our ADSs are listed and traded on the New York Stock Exchange, we cannot be certain that an active, liquid market for our ADSs will be sustained.
Indian legal restrictions may limit the supply of ADSs and a loss of liquidity could increase the price volatility of our ADSs.

     Settlement of trades of equity shares on Indian stock exchanges may be subject to delays.

     The equity shares represented by the ADSs are currently listed on the BSE and the NSE. Settlement on those stock exchanges may be subject to delays and an investor in equity shares withdrawn from the depositary facility upon surrender of ADSs may not be able to settle trades on such stock exchanges in a timely manner.

     Changes in Indian regulations on foreign ownership, a change in investor preferences or an increase in the number of ADSs outstanding could adversely affect the price of our ADSs.

     ADSs issued by companies in certain emerging markets, including India, may trade at a discount or a premium to the underlying equity shares, in part because of the restrictions on foreign ownership of the underlying equity shares. See "Restriction on Foreign Ownership of Indian Securities".
Historically, our ADSs have generally traded at a premium to the trading price of our underlying equity shares on the Indian stock exchanges. See "Market Price
Information". We believe that this price premium resulted from the limited portion of our market capitalization represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs and an apparent preference for some investors to trade dollar-denominated securities. In fiscal
2005, we sponsored an offering of ADSs by our shareholders which increased the number of outstanding ADSs and we may conduct similar offerings in the future.
Also, over time, some of the restrictions on the issuance of ADSs imposed by
Indian law have been relaxed and other restrictions may also be relaxed in the future though the timing is uncertain. As a result, any premium enjoyed by the
ADSs as compared to the equity shares may be reduced or eliminated as a result of offerings made or sponsored by us, changes in Indian law permitting further conversion of equity shares into ADSs or a change in investor preferences.

     Your holdings may be diluted by additional issuances of equity and any dilution may adversely affect the market price of our equity shares and
     ADSs.

     We may conduct additional equity offerings to fund the growth of our business, including our international operations, our insurance business or our other subsidiaries. Any future issuance of equity shares would dilute the positions of investors in equity shares and ADSs and could adversely affect the market price of our equity shares and ADSs.

     You may be unable to exercise preemptive rights available to other shareholders.

     A company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless these rights have been waived by at least 75.0% of the company's shareholders present and voting at a shareholders' general meeting. US investors in ADSs may be unable to exercise these preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933, as amended (the "Securities Act") is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any such registration as well as the perceived benefits of enabling US investors in ADSs to exercise their preemptive rights and any other factors we consider appropriate at such time. To the extent that investors in ADSs are unable to exercise preemptive rights, their proportional ownership interests in us would be reduced.

     Because the equity shares underlying the ADSs are quoted in rupees in
     India, you may be subject to potential losses arising out of exchange rate risk on the Indian rupee.

     Investors who purchase ADSs are required to pay for the ADSs in US dollars and are subject to currency fluctuation risk and convertibility risks since the equity shares underlying the ADSs are quoted in rupees on the Indian stock exchanges on which they are listed. Dividends on the equity shares will also be paid in rupees and then

converted into US dollars for distribution to ADS investors. Investors who seek to convert the rupee proceeds of a sale of equity shares withdrawn upon surrender of ADSs into foreign currency and repatriate the foreign currency may need to obtain the approval of the Reserve Bank of India for each such transaction. See also "- Your ability to sell in India any equity shares withdrawn from the depositary facility, the conversion of the rupee proceeds from such sale into a foreign currency and the repatriation of such foreign currency may be subject to delays if specific approval of the Reserve Bank of
India is required" and "Exchange Rates".

     You may be subject to Indian taxes arising out of capital gains.

     Generally, capital gains, whether short-term or long-term, arising on the sale of the underlying equity shares in India are subject to Indian capital gains tax. Investors are advised to consult their own tax advisers and to carefully consider the potential tax consequences of an investment in the ADSs.
See "Taxation - Indian Tax".

     There may be less company information available in Indian securities markets than in securities markets in the United States.

     There is a difference between India and the United States in the level of regulation and monitoring of the securities markets and the activities of investors, brokers and other market participants. The Securities and Exchange
Board of India is responsible for improving disclosure and regulating insider trading and other matters for the Indian securities markets. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in the United States.

                                    BUSINESS

Overview

     We offer a wide range of banking products and services to corporate and retail customers through a variety of delivery channels. In fiscal 2005, we made a net profit of Rs. 8.5 billion (US$ 196 million) compared to a net profit of
Rs. 5.2 billion (US$ 120 million) in fiscal 2004. At year-end fiscal 2005, we had assets of Rs. 1,863.4 billion (US$ 42.7 billion) and stockholders' equity of
Rs. 128.0 billion (US$ 2.9 billion). At year-end fiscal 2005, ICICI Bank was the second-largest bank in India and the largest bank in the private sector, in terms of total assets.

     We offer products and services in the areas of commercial banking, investment banking and other financial services including insurance. Our commercial banking operations for retail customers consist of retail lending and deposits, private banking, distribution of third party investment products and other fee-based products and services, as well as issuance of unsecured redeemable bonds. We provide a range of commercial banking products and services to India's leading corporations, growth-oriented middle market companies and small and medium enterprises, including loan products, fee and commission-based products and services, deposits and foreign exchange and derivatives products.
We also offer project finance and agricultural and rural banking products. We offer investment banking services through our subsidiary, ICICI Securities, including corporate advisory services, primary dealership in government securities and equity underwriting and brokerage. In addition, we provide venture capital funding to start-up companies and private equity to a range of companies through our venture capital and private equity fund management subsidiary ICICI Venture Funds Management Company. We provide a wide range of insurance products and services through our subsidiaries ICICI Prudential Life
Insurance Company and ICICI Lombard General Insurance Company. We have an asset management joint venture with Prudential plc of the United Kingdom through
Prudential ICICI Asset Management Company and Prudential ICICI Trust. At the end
of August 2005, Prudential ICICI Asset Management Company was the largest private sector player in the Indian mutual fund industry with funds under management of approximately Rs. 214.00 billion (US$ 4.9 billion) and a market share of approximately 11%. Subsequent to year-end fiscal 2005, we acquired an additional 6% of the share capital of the joint venture from Prudential, which increased our shareholding in the joint venture to 51%. The value of this transaction is not material to our overall results. ICICI Bank cross-sells the products of our insurance and asset management subsidiaries to its corporate and retail customers.

     We believe that the international markets present a major growth opportunity and have, therefore, expanded the range of our commercial banking products to international customers in North America, the United Kingdom, the
Middle-East and South-East Asia. We currently have subsidiaries in the United
Kingdom, Canada and Russia, branches in Singapore and Bahrain and representative offices in the United States, China, United Arab Emirates, Bangladesh and South
Africa. In May 2005, we acquired Investitsionno-Kreditny Bank, a Russian bank with total assets of approximately US$ 4.4 million at year-end fiscal 2005. The value of this transaction is not material to our overall results. We have received approvals to set-up a branch office in Sri Lanka and have applied for branch licenses in the United States and Hong Kong.

     We deliver our products and services through a variety of channels, ranging from traditional bank branches and ATMs to call centers and the Internet. At year-end fiscal 2005, we had a network of 510 branches and 52 extension counters in 367 centers across several Indian states and 1,910 ATMs.

     Our legal name is ICICI Bank Limited but we are known commercially as ICICI
Bank. We were incorporated on January 5, 1994 under the laws of India as a limited liability corporation. The duration of ICICI Bank is unlimited. Our principal corporate office is located at ICICI Bank Towers, Bandra-Kurla
Complex, Mumbai 400 051, India, our telephone number is +91 22 2653 1414 and our web site address is www.icicibank.com. Our agent for service of process in the
United States is Mr. Madhav Kalyan, Joint General Manager, ICICI Bank New York
Representative Office, 500 Fifth Avenue, Suite 2830, New York, New York 10110.

History

     ICICI was formed in 1955 at the initiative of the World Bank, the government of India and Indian industry representatives. The principal objective was to create a development financial institution for providing medium-term and long-term project financing to Indian businesses. Until the late 1980s, ICICI primarily focused its activities on

project finance, providing long-term funds to a variety of industrial projects.
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

     ICICI Bank was incorporated in 1994 as a part of the ICICI group. ICICI
Bank's initial equity capital was contributed for 75.0% by ICICI and for 25.0%
by SCICI Limited, a diversified finance and shipping finance lender of which
ICICI owned 19.9% at December 1996. Pursuant to the merger of SCICI into ICICI,
ICICI Bank became a wholly-owned subsidiary of ICICI. Effective March 10, 2001,
ICICI Bank acquired Bank of Madura, an old private sector bank, in an all-stock merger.

     The issue of universal banking, which in the Indian context means conversion of long-term lending institutions such as ICICI into commercial banks, had been discussed at length over the past few years. Conversion into a bank offered ICICI the ability to accept low-cost demand deposits and offer a wider range of products and services, and greater opportunities for earning non-fund based income in the form of banking fees and commissions. ICICI Bank also considered various strategic alternatives in the context of the emerging competitive scenario in the Indian banking industry. ICICI Bank identified a large capital base and size and scale of operations as key success factors in the Indian banking industry. In view of the benefits of transformation into a bank and the Reserve Bank of India's pronouncements on universal banking, ICICI and ICICI Bank decided to merge.

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

     Shareholding Structure and Relationship with the Government of India

     The following table sets forth, at September 23, 2005, certain information regarding the ownership of our equity shares.

                                                                               --------------------------------
                                                                                Percentage
                                                                                 of total
                                                                                  equity
                                                                                  shares     Number of equity
                                                                               outstanding     shares held
                                                                               --------------------------------
Government-controlled shareholders:
  Life Insurance Corporation of India....................................              9.39         69,535,046
  General Insurance Corporation of India and government-owned general
   insurance companies.....................................................            5.49         40,656,823
  Other government-controlled institutions, corporations and banks.........            0.19          1,382,872
                                                                               --------------------------------
Total government-controlled shareholders...................................           15.07        111,574,741
                                                                               --------------------------------

Other Indian investors:
  Individual domestic investors (1) (2)....................................            5.88         43,583,668
  Bajaj Auto Limited ......................................................            3.08         22,821,820
  Indian corporates and others (excluding Bajaj Auto Limited)..............            0.73          5,408,092

  Mutual funds and banks (other than government-controlled banks).........             1.99         14,715,778
                                                                               --------------------------------
Total other Indian investors...............................................           11.68         86,529,358
                                                                               --------------------------------
Total Indian investors.....................................................           26.75        198,104,099
                                                                               --------------------------------

Foreign investors:
  Deutsche Bank Trust Company Americas, as depositary......................           27.19        201,396,818
  Allamanda Investments Pte. Limited.......................................            8.94         66,234,627
  HWIC Asia Fund...........................................................            3.69         27,320,361
  Government of Singapore..................................................            3.42         25,335,159
  Foreign institutional investors, foreign banks, overseas
     corporate bodies and non-resident Indians (excluding
     Allamanda Investments Pte. Limited, HWIC Asia
     Fund and Government of Singapore)(1)(2)...............................           30.01        222,250,063
                                                                               --------------------------------
Total foreign investors....................................................           73.25        542,537,028
                                                                               --------------------------------
Total .....................................................................          100.00        740,641,127
                                                                               ================================
----------

(1)  Executive officers and directors as a group held around 0.5% of the equity shares as of this date.
(2)  No single shareholder in this group owned 5.0% or more of ICICI Bank's equity shares as of this date.

     In April 2004, we issued 115,920,758 equity shares to foreign and domestic institutional investors and domestic retail investors at a price of Rs. 280 (US$
6) per share, totaling Rs. 32.5 billion (US$ 745 million). In March 2005, we sponsored an offering of ADSs by our shareholders, resulting in the issuance of
20,685,750 ADSs representing 41,371,500 equity shares sold by our equity shareholders, at a price of US$ 21.11 per ADS, aggregating approximately US$ 437 million. The proceeds of the offering, net of expenses, were distributed to the selling shareholders. As a result of this offering, the holding of Deutsche Bank
Trust Company Americas as depositary for ADS holders increased from 21.8% at
August 27, 2004 to 27.2% at September 23, 2005.

     The holding of government-controlled shareholders was 15.1% at September
23, 2005 against 17.1% at August 27, 2004 and 17.8% at August 29, 2003. The
holding of Life Insurance Corporation of India was 9.4% at September 23, 2005
compared to 10.1% at August 27, 2004 and 8.0% at August 29, 2003.

     We operate as an autonomous and commercial enterprise, making decisions and pursuing strategies that are designed to maximize shareholder value, and the
Indian government has never directly held any of our shares. There is no shareholders' agreement or voting trust relating to the ownership of the shares held by the government-controlled shareholders. We do not have any agreement with our government-controlled shareholders regarding management control, voting rights, anti-dilution or any other matter. The government of India has guaranteed certain of our domestic and multilateral borrowings. Under the terms of these loan and guarantee facilities provided by the government of India to us, the government of India is entitled to appoint and has appointed one representative to our board. We invite a representative of each of the government-controlled insurance companies that are among our principal institutional shareholders, Life Insurance Corporation of India and General
Insurance Corporation of India on our board. Mr. T. S. Vijayan, Managing
Director of Life Insurance Corporation of India was appointed as a director effective April 30, 2005. See "Management--Directors and Executive Officers" for
a discussion of the composition of our board of directors.

     The holding of other Indian investors was 11.7% at September 23, 2005, against 12.8% at August 27, 2004 and 15.6% at August 29, 2003. The total holding of Indian investors was 26.7% at September 23, 2005 compared to 29.9% at August
27, 2004 and 33.4% at August 29, 2003. The holding of foreign investors increased to 73.3% at September 23, 2005 from 70.1% at August 27, 2004 and 66.7%
at August 29, 2003. See "Supervision and Regulation - Reserve Bank of India
Regulations - Ownership Restrictions" and "Restriction on Foreign Ownership of
Indian Securities".

     Deutsche Bank Trust Company Americas holds the equity shares represented by
100.70 million ADSs outstanding as depositary on behalf of the holders of the
ADSs. The ADSs are listed on the New York Stock Exchange. The depositary has the right to vote on the equity shares represented by the ADSs as directed by our board of directors. Under the Indian Banking Regulation Act, no person holding shares in a banking company can exercise more than 10.0% of the total voting power. This means that Deutsche Bank Trust Company Americas (as depositary), which held of record approximately 27.2% of our equity shares as of September
23, 2005 and 21.8% at August 27, 2004, could only

vote 10.0% of our equity shares, in accordance with the directions of our board of directors. See "Overview of the Indian Financial Sector - Recent Structural
Reforms - Proposed Amendments to the Banking Regulation Act". Except as stated
above, no shareholder has differential voting rights.

     In fiscal 2005, neither we nor any affiliate made any repurchases of our equity securities or ADSs, nor were any such repurchases made on our behalf or on behalf of an affiliate.

Strategy

     Our objective is to enhance our position as a premier provider of banking and other financial services in India and to leverage our competencies in financial services and technology to develop an international business franchise.

     The key elements of our business strategy are to:

     o    focus on quality growth opportunities by:
          -    maintaining and enhancing our strong retail and corporate
               franchise;
          -    building an international presence;
          -    strengthening our insurance business; and
          -    building a rural banking franchise.

     o    emphasize conservative risk management practices and enhance asset quality;

     o    use technology for competitive advantage; and

     o    attract and retain talented professionals.

Overview of Products and Services

     We offer products and services in the areas of commercial banking, investment banking and insurance.

     Commercial Banking for Retail Customers

     We believe that the Indian retail financial services market is likely to continue to experience sustained growth in the future. With upward migration of household income levels, increasing affordability of retail finance and acceptance of use of credit to finance purchases, retail credit has emerged as a rapidly growing opportunity for banks that have the necessary skills and infrastructure to succeed in this business. We have capitalized on the growing retail opportunity in India and believe that we have emerged as a market leader in retail credit. The key dimensions of our retail strategy are innovative products, parity pricing, customer convenience, wide distribution, strong processes, prudent risk management and customer focus. Cross-selling of the entire range of credit and investment products and banking services to our customers is a critical aspect of our retail strategy.

     Our commercial banking operations for retail customers consist of retail lending and deposits, credit cards, depositary share accounts, distribution of third-party investment and insurance products, other fee-based products and services and issuance of unsecured redeemable bonds.

     Retail Lending Activities

     We offer a range of retail asset products, including home loans, automobile loans, two wheeler loans, commercial business (including commercial vehicle, construction equipment and farm equipment) loans, personal loans and credit cards. We also fund dealers who sell automobiles, two wheelers and commercial vehicles. Further, we provide loans against time deposits and loans against shares, including for subscriptions to initial public offerings of Indian companies. Our total gross retail loans at year-end fiscal 2005 included consumer loans and credit card receivables of Rs. 526.5 billion (US$ 12.1 billion), which were 48.9% of our total gross loans at year-end fiscal 2005.

     The following is a break-down of our gross consumer loans and credit card receivables at year-end fiscal 2005:

                                                 At year-end fiscal 2005
                                             ---------------- ----------------
                                             Rs. (in billion)  US$ (in million)
                                             ---------------- ----------------
Home loans....................................       260.6          5,974
Automobile loans..............................       101.3          2,322
Commercial vehicle & related loans............        71.6          1,641
Personal loans................................        24.6            564
Credit card receivables.......................        18.1            416
Two wheeler loans.............................        12.1            277
Others........................................        38.2            876
                                             ---------------- ----------------
Total                                                526.5         12,070
                                             ================ ================

     At year-end fiscal 2005, we had approximately 3.3 million credit card holders.

     Lending to small and medium enterprises

     We are seeking to extend our reach to the small and medium enterprises sector. We provide supply chain financing, including the financing of selected customers of our corporate clients. We also provide financing on a cluster-based approach, that is financing of small enterprises that have a homogenous profile such as apparel manufacturers and manufacturers of pharmaceuticals.

     Retail Deposits

     Our retail deposit products include time deposits and savings accounts. We also offer targeted products to specific customer segments such as high net worth individuals, defense personnel, trusts and businessmen. We have corporate salary account products and a deposit account product that provides weekly automatic transfer of idle balances, above a certain minimum amount, from savings accounts to time deposits. Further, we offer an international debit card in association with VISA International. At year-end fiscal 2005, we had a debit card base of over 6.4 million cards. We offer current account products to our small and medium enterprise customers.

     For a description of the Reserve Bank of India's regulations applicable to deposits in India and required deposit insurance, see "Supervision and
Regulation -- Regulations Relating to Deposits" and "Supervision and Regulation
-- Deposit Insurance". For more information on the type, cost and maturity profile of our deposits, see "Funding".

     Bond Issues

     We offer retail liability products in the form of a variety of unsecured redeemable bonds. During fiscal 2005, we raised Rs. 16.3 billion (US$ 374 million) through bond issuances. While deposits will continue to be our primary source of funding, we may conduct other similar bond issues in the future.

     Other Fee-Based Products and Services

     Through our distribution network, we offer government of India Relief
Bonds, insurance policies from ICICI Prudential Life Insurance Company and ICICI
Lombard General Insurance Company and distribute public offerings of equity shares by Indian companies. We also offer a variety of mutual fund products from
Prudential ICICI Asset Management Company and other select mutual funds. We also levy services charges on deposit accounts. We offer fee-based products and services including documentary credits and guarantees to small and medium enterprises.

     As a depositary participant of the National Securities Depository Limited and Central Depository Services (India) Limited, we offer depositary share accounts to settle securities transactions in a dematerialized mode. Further, we are one of the banks designated by the Reserve Bank of India for issuing approvals to non-resident Indians and overseas corporate bodies to trade in shares and convertible debentures on the Indian stock exchanges.

     We also provide web brokering services through ICICI Web Trade Limited.
ICICI Comm Trade Limited, a subsidiary of ICICI Web Trade, proposes to provide web and telephone based brokering services in the commodities and commodity derivatives market.

     Commercial Banking for Corporate Customers

     We provide a range of commercial banking products and services to India's leading corporations and growth-oriented middle market companies, including loan products, fee and commission-based products and services, deposits and foreign exchange and derivatives products. We serve our corporate clients through corporate relationship groups such as the Corporate Banking Group, the
Government Banking Group and the Rural, Micro-banking and Agri-business Group, and product groups such as the Product and Technology Group and the Global
Markets Group.

     Corporate Loan Portfolio

     Our corporate loan portfolio consists of project and corporate finance, working capital financing and agricultural financing. For further details on our loan portfolio, see "Loan Portfolio". For a description of our credit rating and approval system, see "Risk Management - Credit Risk - Credit Risk Assessment
Procedures for Corporate Loans".

     Our project finance business consists principally of extending medium-term and long-term rupee loans to the manufacturing sector. At year-end fiscal 2005, our gross wholesale banking loans outstanding were Rs. 329.2 billion (US$ 7.5 billion), constituting 30.5% of our gross loan portfolio.

     Our working capital financing consists of cash credit facilities and bill discounting. At year-end fiscal 2005, our gross working capital loans, including working capital term loans, outstanding were Rs. 135.6 billion (US$ 3.1 billion), constituting approximately 12.6% of our gross loan portfolio. For more details on our credit risk procedures, see "-- Risk Management -- Credit Risk".

     As required by the Reserve Bank of India's directed lending norms, we lend
18.0% of our net bank credit on the residual portion of our advances (i.e., our total advances excluding the advances of ICICI at year-end fiscal 2002) to the agricultural sector. Our agricultural lending portfolio includes loans to farmers and to co-operatives and companies in eligible sectors such as seeds, poultry and fisheries as well as micro-finance loans to borrowers in rural areas. For details of our directed lending portfolio, refer "Loan Portfolio -
Directed Lending".

     Fee and Commission-Based Activities

     We offer our corporate customers a wide variety of fee and commission-based products and services including documentary credits and standby letters of credit (called guarantees in India). At year-end fiscal 2005, we had a portfolio of documentary credits of Rs. 74.1 billion (US$ 1.7 billion) and total guarantees outstanding of Rs. 160.5 billion (US$ 3.7 billion).

     We also offer cash management services (such as collection, payment and remittance services), escrow, trust and retention account facilities, online payment facilities, custodial services and tax collection services on behalf of the government of India and the governments of Indian states. We also offer custodial services to clients. At year-end fiscal 2005, total assets held in custody on behalf of our clients (mainly foreign institutional investors, offshore funds, overseas corporate bodies and depositary banks for GDR investors) was Rs. 945.7 billion (US$ 21.7 billion). As a registered depositary participant of National Securities Depository Limited and Central Depository
Services (India) Limited, the two securities depositaries operating in India, we also provide electronic depositary facilities to investors. Further, we generate fee income from our syndication and securitization activities.

     Corporate Deposits

     We offer liquidity management services and a variety of deposit products to our corporate customers including current accounts, time deposits and certificates of deposits. For more information on the type, cost and maturity profile of our deposits, see "-- Funding".

     Commercial Banking for International Customers

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

     Many of the commercial banking products that ICICI Bank offers to international customers, such as trade finance and letters of credit, are similar to the products offered to our corporate customers in India. Some of the products and services that are unique to international customers are:

     o    TradeWay: an Internet-based documentary collection product to provide correspondent banks access to real-time on-line information on the status of their export bills collections routed through us.

     o    Remittance Tracker: an Internet-based application that allows a correspondent bank to query on the status of their payment instructions and also to get various information reports online.

     o    Offshore banking deposits: multi-currency deposit products in US dollar, pound sterling and euro.

     o    Foreign currency non-resident deposits: foreign currency deposits offered in four main currencies - US dollar, pound sterling, euro and yen.

     o    Non-resident external fixed deposits: deposits maintained in Indian rupees.

     o    Non-resident external savings account: savings accounts maintained in
          Indian rupees.

     o    Non-resident ordinary savings accounts and non-resident ordinary fixed deposits.

     o    Money2India: a Internet-based wire transfer remittance facility.

     We currently have subsidiaries in the United Kingdom, Canada and Russia, branches in Singapore and Bahrain and representative offices in the United
States, China, United Arab Emirates, Bangladesh and South Africa. Subsequent to
year-end fiscal 2005, we acquired Investitsionno-Kreditny Bank, a Russian bank with total assets of approximately US$ 4.4 million at year-end fiscal 2005. The value of this transaction is not material to our overall results. We have received preliminary approvals from the host country regulator to set up a branch office in Sri Lanka and have applied for branch licenses in the United
States and Hong Kong. Our subsidiaries in the United Kingdom and Canada offer local banking products and services in those countries. In Canada, we have also launched a direct banking offering in Canada using the Internet as the access channel.

     Delivery Channels

     We deliver our products and services through a variety of channels, ranging from traditional bank branches to ATMs, call centers and the Internet. We also have direct marketing agents or associates, who deliver our retail credit products. These agents help us achieve deeper penetration by offering door-step service to the customer. At year-end fiscal 2005, we offered one or more retail credit products in approximately 1,070 centers.

     At year-end fiscal 2005, we had a network of 510 branches and 52 extension counters in 367 centers across several Indian states, an increase of 97 branches and a decrease of 4 extension counters over the previous year. Extension counters are small offices primarily within office buildings or on factory premises that provide commercial banking services.

     As a part of its branch licensing conditions, the Reserve Bank of India has stipulated that at least 25.0% of our branches must be located in semi-urban and rural areas. The following table sets forth the number of branches broken down by area at year-end fiscal 2005.

                                            At March 31, 2005
                                    ----------------------------------
                                    Number of branches    % of total
                                    ------------------ ---------------
Metropolitan/urban..............           241              47.3%
Semi-urban/rural ...............           269              52.7%
                                    ------------------ ---------------
Total ..........................           510              100.0%
                                    ================== ===============

     At year-end fiscal 2005, we had 1,910 ATMs, of which 572 were located at our branches and extension counters. We also have mobile ATMs, which are ATMs mounted on mobile vans to visit specific areas at a pre-designated time to reach remotely located customers. Through our website www.icicibank.com, we offer our customers online access to account information and payment and fund transfer facilities. We provide Internet banking services to our corporate clients through ICICI e-business, a finance portal which is the single point web-based interface for all our corporate clients. We provide telephone banking services through our call center. At year-end fiscal 2005, our call center had 1,954 inbound sales and service workstations across two locations. We offer mobile phone banking services to our customers using any cellular telephone service operator in India.

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

     At year-end fiscal 2005, government of India securities (excluding securities purchased under agreements to resell) constituted 9.2% of our trading portfolio and 91.4% of our total trading and available for sale securities portfolio, while the remainder included corporate debt securities, equity securities and mutual funds.

     Our treasury undertakes liquidity management by seeking to maintain an optimum level of liquidity and complying with the cash reserve ratio requirement. The objective is to ensure the smooth functioning of all our branches and at the same time avoid the holding of excessive cash. We maintain a balance between interest-earning liquid assets and cash to optimize earnings and undertake reserve management by maintaining statutory reserves, including the cash reserve ratio and the statutory liquidity ratio. Further, we engage in domestic and foreign exchange operations from a centralized trading floor in
Mumbai. As part of our treasury activities, we also maintain proprietary trading portfolios in domestic debt and equity securities and in foreign currency assets. Our treasury manages our foreign currency exposures and the foreign exchange and risk hedging derivative products offered to our customers and engages in proprietary trading of currencies. Our investment and market risk policies are approved by the Risk Committee and Asset Liability Management
Committee of our board of directors.

     Our securities are classified into available for sale securities, trading securities, venture capital investments and non-readily marketable securities.
The following table sets forth, at the dates indicated, certain information related to our trading portfolio.

                                                          At March 31,
                                 --------------------------------------------------------------
                                    2003             2004               2005            2005
                                 --------------- ----------------- --------------- ------------
                                                            (in millions)

Government of India securities..   Rs. 26,658       Rs. 30,374       Rs.  6,934     US$   159
Securities purchased under
  agreements to resell..........        5,399           34,974           24,000           550
Corporate debt securities.......        6,704            6,403            3,202            73
Equity securities...............          187            1,018            3,222            74
Mutual funds....................            -                -           37,383           857
Fair value of derivative and
   foreign exchange contracts...          686            2,386              797            18
                                 --------------- ----------------- --------------- ------------
Total...........................   Rs. 39,634       Rs. 75,155       Rs. 75,538     US$ 1,731
                                 =============== ================= =============== ============

     The following table sets forth, for the periods indicated, certain information related to interest and dividends on our trading securities, net gain from the sale of these securities and gross unrealized gain/(loss) on these securities.

                                                      Year ended March 31,
                                 --------------------------------------------------------------
                                    2003             2004               2005            2005
                                 --------------- ----------------- --------------- ------------
                                                            (in millions)

Interest and dividends...........  Rs. 2,754        Rs. 3,232        Rs. 1,946      US$ 45
Gain on sale of trading
securities.......................      2,356            3,889              828          19
Unrealized gain/(loss) on
   trading securities............        719              544             (542)        (12)
                                 --------------- ----------------- --------------- ------------
Total............................  Rs. 5,829        Rs. 7,665        Rs. 2,232      US$ 52
                                 =============== ================= =============== ============

     In addition to trading securities, we also hold available for sale securities. The following tables set forth, at the dates indicated, certain information related to our available for sale securities portfolio.

                                                              At March 31,
                                      ----------------------------------------------------------------
                                                                  2003
                                      ----------------------------------------------------------------
                                         Amortized         Gross             Gross
                                            cost       unrealized gain   unrealized loss   Fair value
                                      ---------------  ---------------   ---------------  ------------
                                                               (in millions)

Corporate debt securities.............  Rs.  10,636        Rs.   389        Rs.    (79)   Rs.  10,946
Government of India securities........      240,187            4,403              (459)       244,131
Total debt securities.................      250,823            4,792              (538)       255,077
Equity securities.....................       13,609              745            (1,932)        12,422
                                      ---------------  ---------------   ---------------  ------------
Total.................................  Rs. 264,432        Rs. 5,537        Rs. (2,470)   Rs. 267,499
                                      ===============  ===============   ===============  ============
Non readily marketable securities(1).. Rs.   9,418
Venture capital investments(2)........                                                     Rs.  3,704

                                                              At March 31,
                                      -----------------------------------------------------------------
                                                                  2004
                                      -----------------------------------------------------------------
                                         Amortized         Gross             Gross
                                            cost       unrealized gain   unrealized loss   Fair value
                                      ---------------  ---------------   ---------------  -------------
                                                               (in millions)

Corporate debt securities............. Rs.  18,791         Rs.   183        Rs.   (154)     Rs.  18,820
Government of India securities........     256,284             4,488              (192)         260,580
Total debt securities.................     275,075             4,671              (346)         279,400
Equity securities.....................      15,475             2,072              (342)          17,205
                                      ---------------  ---------------   ---------------  -------------
Total........................          Rs. 290,550         Rs. 6,743        Rs.   (688)     Rs. 296,605
                                      ===============  ===============   ===============  =============
Non readily marketable securities(1).. Rs.  8,621
Venture capital investments(2)........                                                      Rs.   5,142

                                                              At March 31,
                                      -----------------------------------------------------------------
                                                                  2005
                                      -----------------------------------------------------------------
                                         Amortized         Gross             Gross
                                            cost       unrealized gain   unrealized loss   Fair value
                                      ---------------  ---------------   ---------------  -------------
                                                               (in millions)

Corporate debt securities............. Rs.  25,714         Rs.    65        Rs.   (159)     Rs.  25,620
Government of India securities.......      335,991             2,700            (4,694)         333,997
Total debt securities.................     361,705             2,765            (4,853)         359,617
Equity securities.....................       5,809                 4              (174)          10,201
                                      ---------------  ---------------   ---------------  -------------
Total................................. Rs. 367,514         Rs. 7,331        Rs. (5,027)     Rs. 369,818
                                      ===============  ===============   ===============  =============
Non readily marketable securities(1).. Rs.  7,209
Venture capital investments(2)........                                                        Rs. 3,932

----------
(1)  Primarily represents securities acquired as a part of project financing activities or conversion of loans in debt restructurings.

(2)  Represents venture capital investments in funds managed by ICICI Venture
     Funds Management Company.

     The following table sets forth, for the period indicated, income from available for sale securities.

                                                      Year ended March 31,
                                 --------------------------------------------------------------
                                    2003             2004               2005            2005
                                 --------------- ----------------- --------------- ------------
                                                            (in millions)
Interest.....................      Rs. 16,633     Rs. 15,264        Rs. 15,248        US$ 350
Dividend.....................             389            431               485             11
                                 --------------- ----------------- --------------- ------------
Total........................      Rs. 17,022     Rs. 15,695        Rs. 15,733        US$ 361
                                 =============== =================  ============== ============

Gross realized gain..........      Rs.  6,845     Rs. 16,211        Rs.  7,897            181
Gross realized loss..........          (5,022)        (2,467)           (1,309)           (30)
                                 --------------- ----------------- --------------- ------------
Total........................      Rs.  1,823     Rs. 13,744        Rs.  6,588        US$ 151
                                 =============== =================  ============== ============

     The following table sets forth, at the date indicated, an analysis of the maturity profile of our investments in debt securities classified as available for sale securities and the yields thereon. This maturity profile is based on repayment dates and does not reflect re-pricing dates of floating rate securities.

                                       29

------------------------------------------------------------------------------------------------------------------------------
                                                                      At March 31, 2005
                               -----------------------------------------------------------------------------------------------
                                   Up to one year        One to five years         Five to 10 years       More than 10 years
                               ---------------------    --------------------      -------------------    ---------------------
                                 Amount       Yield      Amount       Yield        Amount      Yield      Amount       Yield
                                 ------       -----      ------       -----        ------      -----      ------       -----
                                                                        (in millions)
 Corporate debt securities     Rs.  5,041     6.41%      Rs.  14,624   5.85%       Rs. 5,551   6.73%      Rs.    404   7.06%
 Government of India
    securities...........          57,918     4.81           138,084   5.51           83,265   5.07           54,730   5.59
                                   ------                    -------                  ------                  ------
 Total interest-earning
    securities............     Rs. 62,959     4.94%      Rs. 152,708   5.55%      Rs. 88,816   5.17%      Rs. 55,134   5.60%
                               ==========                ===========              ==========              ==========
 Total amortized cost.....     Rs. 62,982                Rs. 143,307              Rs. 90,011              Rs. 55,005

     We have a limited equity portfolio because the Reserve Bank of India restricts investments by a bank in equity securities to 5.0% of its total outstanding domestic loan portfolio as at March 31 of the previous year. See also "Supervision and Regulation - Reserve Bank of India Regulations -
Regulations relating to Investments and Capital Market Exposure Limits".

     Equity securities, forming part of our investment securities portfolio, are considered as publicly traded if they have been actively traded on a securities exchange within six months of the balance sheet. The last quoted price of such securities is taken and recorded as their fair value. Non-readily marketable equity securities for which there is no readily determinable fair value are recorded at cost and a provision is made for other than temporary diminution.
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

     Equity securities, including venture capital investments and mutual fund units were 2.3% of our total assets and 9.5% of our total investment securities portfolio at year-end fiscal 2005. As these investments are primarily in the nature of long-term investments in start-up projects, returns on such investments generally accrue well after commencement of operations by the projects. In general, we pursue a strategy of active management of our long-term equity portfolio to maximize return on investment. To ensure compliance with the
Securities and Exchange Board of India's insider trading regulations, all dealings in our equity investments in listed companies are undertaken by the equity and corporate bonds dealing desks of our treasury, which are segregated from our other business groups as well as the other groups and desks in the treasury, and which do not have access to unpublished price sensitive information about these companies that may be available to us as a lender.

     We deal in several major foreign currencies and take deposits from non-resident Indians in four major foreign currencies. We also manage onshore accounts in foreign currencies. The foreign exchange treasury manages its portfolio through money market and foreign exchange instruments to optimize yield and liquidity.

     We provide a variety of risk management products to our corporate and small and medium enterprise clients, including foreign currency forward contracts and currency and interest rate swaps, and are expanding our capabilities in this area. At year-end fiscal 2005, we had a portfolio of outstanding forward contracts of Rs. 867.6 billion (US$ 19.9 billion), interest rate and currency swaps of Rs. 1,450.1 billion (US$ 33.2 billion) and other derivative products of
Rs. 479.1 billion (US$ 11.0 billion).

     We control market risk and credit risk on our foreign exchange trading portfolio through an internal model which sets counterparty limits, stop-loss limits and limits on the loss of the entire foreign exchange trading operations and exception reporting. See also "Risk Management - Quantitative and
Qualitative Disclosures About Market Risk - Exchange Rate Risk".

     ICICI Securities

     We provide investment banking services through our subsidiary, ICICI
Securities, which provides investment banking services through three main business lines: corporate advisory, fixed income and equities. The clients of
ICICI Securities include a range of Indian and foreign corporations and institutional investors. ICICI Securities is a non-bank finance company. For a description of non-bank finance companies, see "Overview of the Indian Financial
Sector - Non-Bank Finance Companies".

     Corporate advisory services include business valuations, pricing and structuring of transactions, and financial and corporate restructuring for large and mid-market Indian corporate clients and private equity syndication and privatization services for public sector companies. ICICI Securities is also one of the market leaders in the Indian debt market and was named the "Best Domestic
Bond House - 2005" by Finance Asia and Asia Money. ICICI Securities is a primary dealer appointed and authorized by the Reserve Bank of India to trade in government securities. In fiscal 2005, ICICI Securities achieved turnover in excess of Rs. 1,200.0 billion (US$ 27.5 billion) in government securities. In equities, ICICI Securities offers a range of products including underwriting of equity offerings, public and private placement of corporate equity, assistance in buyback programs and equity brokering and research, primarily for institutional investor clients.

     Venture capital and private equity

     We also provide venture capital funding to start-up companies and private equity to a range of companies through funds managed by our subsidiary ICICI
Venture Funds Management Company Limited. At year-end fiscal 2005, ICICI Venture managed or advised funds of Rs. 33.9 billion (US$ 777 million).

     Insurance

     We provide a wide range of insurance products and services through our subsidiaries ICICI Prudential Life Insurance Company and ICICI Lombard General
Insurance Company. ICICI Prudential Life Insurance Company and ICICI Lombard
General Insurance Company are joint ventures with Prudential plc of UK and
Fairfax Financial Holdings Limited of Canada, respectively, in which we have a
74.0% interest. We collect fees from these subsidiaries for generating leads and providing referrals that are converted into policies.

     According to statistics published by the Insurance Regulatory & Development
Authority, ICICI Prudential Life Insurance Company had a market share of 34% in new business written (excluding group insurance) by private sector life insurance companies and 9% among all insurance companies in India during fiscal
2005. ICICI Lombard General Insurance had a market share of 25% among the private sector general insurance companies and 5% among all general insurance companies in India during fiscal 2005. See also "- Subsidiaries and Affiliates".

Funding

     Our funding operations are designed to ensure stability of funding, minimize funding costs and effectively manage liquidity. Since the amalgamation, our primary source of funding has been deposits raised from both retail and corporate customers. We also raise funds through short-term rupee borrowings and domestic or overseas bond offerings pursuant to specific regulatory approvals.
In April 2005, we conducted an offering of equity shares aggregating Rs. 32.5 billion (US$ 745 million) to Indian and non-Indian institutional investors and
Indian retail investors. Because ICICI was not allowed to raise banking deposits as a financial institution, its primary sources of funding prior to the amalgamation were retail bonds and rupee borrowings from a wide range of institutional investors. ICICI also raised funds through foreign currency borrowings from commercial banks and other multilateral institutions like the
Asian Development Bank and the World Bank, which were guaranteed by the government of India.

     Our deposits constituted 58.6% of our total liabilities at year-end fiscal
2005 compared to 52.1% of our total liabilities at year-end fiscal 2004. Our borrowings constituted 27.9% of our total liabilities at year-end fiscal 2005 compared to 34.8% of our total liabilities at year-end fiscal 2004. Our borrowings increased to Rs. 483.7 billion (US$ 11.1 billion) at year-end fiscal
2005 compared to Rs. 456.9 billion (US$ 10.5 billion) at year-end fiscal 2004.
Our long-term debt decreased 1.6% to Rs. 367.5 billion (US$ 8.4 billion) at year-end fiscal 2005 compared to Rs. 373.4 billion (US$ 8.6 billion) at year-end fiscal 2004. Our short-term borrowings and trading liabilities increased 39.3%
to Rs. 116.2 billion (US$ 2.7 billion) at year-end fiscal 2005 compared to short-term borrowings and trading liabilities of Rs. 83.4 billion (US$ 1.9 billion) at year-end fiscal 2004. Going forward, we expect to continue to repay our higher cost borrowings arising from ICICI Limited in accordance with their scheduled maturities and raise new funds primarily in the form of lower-cost deposits.

     Our deposits increased 48.4% to Rs. 1,016.5 billion (US$ 23.3 billion) at year-end fiscal 2005 compared to Rs. 685.0 billion (US$ 15.7 billion) at year-end fiscal 2004. This significant growth in deposits was achieved primarily through increased focus on retail and corporate customers by offering a wide range of products designed to meet varied individual and corporate needs and leveraging on our network of branches, extension counters and ATMs.

     The following table sets forth, for the periods indicated, the average volume and average cost of deposits by type of deposit.

                                                            Year ended March 31,(1)(2)
                          ---------------------------------------------------------------------------------------------------------
                                2001              2002                2003                2004                   2005
                          ---------------------------------------------------------------------------------------------------------
                           Amount    Cost(3)  Amount   Cost(3)   Amount    Cost(3)   Amount   Cost(3)    Amount   Amount    Cost(3)
                          ---------------------------------------------------------------------------------------------------------
                                                       (in millions, except percentages)
Interest-bearing deposits:

  Savings deposits...... Rs.    -           Rs.    -     -%    Rs. 30,874  2.96%    Rs. 56,914  2.37%  Rs. 98,244  US$ 2,252  2.22%

  Time deposits.........    3,682   13.31      6,618  11.24       327,144  7.68        469,589  6.25      598,834      13,728  5.16

Non-interest-bearing
  deposits:

  Demand deposits.......        -      -           -     -         31,172     -         54,090     -       88,414       2,027     -

 Total deposits......... Rs. 3,682 13.31%   Rs.6,618 11.24%    Rs.389,190  6.69%    Rs.580,593  5.28%  Rs.785,492   US$18,007  4.21
                         =========          ========           ==========           ==========         ==========   =========
----------

(1)  Data for fiscal 2003, 2004 and 2005 is not comparable to fiscal 2001 and
     2002, as data for fiscal 2001 and 2002 is only for ICICI and does not include ICICI Bank, as ICICI Bank was accounted for by the equity method in those fiscal years.

(2)  Average of quarterly balances at the end of March of the previous fiscal year and June, September, December and March of that fiscal year.

(3)  Represents interest expense divided by the average of quarterly balances.

     Our average deposits in fiscal 2005 were Rs. 785.5 billion (US$ 18.0 billion) at an average cost of 4.2% compared to average deposits of Rs. 580.6 billion (US$ 13.3 billion) at an average cost of 5.3% in fiscal 2004. Our average time deposits in fiscal 2005 were Rs. 598.8 billion (US$ 13.7 billion)
at an average cost of 5.2% compared to average time deposits of Rs. 469.6 billion (US$ 10.8 billion) in fiscal 2004 at an average cost of 6.3%.

     The following table sets forth, at the date indicated, the maturity profile of deposits by type of deposit.

                                                               At March 31, 2005
                              -------------------------------------------------------------------------------
                                                        After one year
                                                          and within       After three
                                  Up to one year         three years          years            Total
                              -------------------------------------------------------------------------------
                                                              (in millions)
Interest-bearing deposits:
   Savings deposits ........    Rs.    117,261         Rs.       -         Rs.      -       Rs.   117,261
   Time deposits............           664,846              81,208             26,311             772,365
Non-interest-bearing
 deposits:
   Demand deposits..........           126,908                   -                  -             126,908
                              -------------------------------------------------------------------------------
 Total deposits.............     Rs.   909,015        Rs.   81,208        Rs.  26,311       Rs. 1,016,534
                              ===============================================================================

     The following table sets forth, for the periods indicated, average outstanding rupee borrowings based on quarterly balance sheets and by category of borrowing and the percentage composition by category of borrowing. The average cost (interest expense divided by average of quarterly balances) for each category of borrowings is provided in the footnotes.

                                                         Year ended March 31,(1) (2)
                        -----------------------------------------------------------------------------------------------------------
                              2001             2002              2003              2004                 2005
                        -----------------------------------------------------------------------------------------------------------
                        Amount     % to    Amount     % to    Amount      % to     Amount     % to    Amount     Amount     % to
                                   total              total               total               total                         total
                        -----------------------------------------------------------------------------------------------------------
                                                      (in millions, except percentages)

SLR bonds(3)..........  Rs. 23,405   4.9%  Rs. 20,518   4.0%  Rs. 15,690    3.4%    Rs. 14,815  3.9%   Rs. 14,815  US$   340   4.4%
Borrowings from              8,049   1.7        7,333   1.4        6,434    1.4          5,735  1.5         4,689        107   1.4
  Indian

                                                         Year ended March 31,(1) (2)
                        -----------------------------------------------------------------------------------------------------------
                              2001             2002              2003              2004                 2005
                        -----------------------------------------------------------------------------------------------------------
                        Amount     % to    Amount     % to    Amount      % to     Amount     % to    Amount     Amount     % to
                                   total              total               total               total                         total
                        -----------------------------------------------------------------------------------------------------------
                                                      (in millions, except percentages)

  government(4)........
Other borrowings(5)(6).    442,716  93.4      481,951  94.6      444,461   95.2        357,913  94.6       320,131     7,339  94.2
                        -----------------------------------------------------------------------------------------------------------
Total.................. Rs.474,170 100.0%  Rs.509,802 100.0% Rs. 466,585  100.0%    Rs.378,463 100.0%   Rs.339,635  US$7,786 100.0%
                        ===========================================================================================================
----------
(1)  Data for fiscal 2003, 2004 and 2005 is not comparable to fiscal 2001 and
     2002, as data for fiscal 2001 and 2002 is only for ICICI and does not include ICICI Bank, as ICICI Bank was accounted for by the equity method in those fiscal years.

(2)  Average of quarterly balances at the end of March of the previous fiscal year and June, September, December and March of that fiscal year for each of fiscal 2002, 2003, 2004 and 2005 and average of quarterly balances at the end of June, September, December and March for fiscal 2001.

(3)  With an average cost of 10.62% in fiscal 2001, 11.10% in fiscal 2002,
     11.44% in fiscal 2003, 9.24% in fiscal 2004 and 9.30% in fiscal 2005.

(4)  With an average cost of 10.70% in fiscal 2001, 10.40% in fiscal 2002,
     10.40% in fiscal 2003, 10.07% in fiscal 2004 and 10.27% in fiscal 2005.

(5)  With an average cost of 13.06% in fiscal 2001, 12.36% in fiscal 2002,
     11.65% in fiscal 2003, 10.46% in fiscal 2004 and 9.19% in fiscal 2005.

(6)  Includes publicly and privately placed bonds, borrowings from institutions and wholesale deposits such as inter-corporate deposits, certificate of deposits and call borrowings.

     The following table sets forth, at the date indicated, the maturity profile of our rupee term deposits of Rs. 10 million (US$ 229,253) or more.

                                                                 At March 31,
                                                  ---------------------------------------------
                                                                                    % of total
                                                               2005                  deposits
                                                  ---------------------------------------------
                                                       (in millions, except percentages)

Less than three months...........................  Rs. 161,987        US$ 3,714        15.9%
Above three months and less than six months......      140,899            3,230        13.9%
Above six months and less than 12 months.........      146,532            3,359        14.4%
More than 12 months..............................       51,738            1,186         5.1%
                                                      --------          -------       ------
Total deposits of Rs. 10 million and more........  Rs. 501,156       US$ 11,489        49.3%
                                                      ========          =======       ======

     During fiscal 2005, we repaid a significant amount of ICICI's high cost long-term debt. As a result, average long-term debt reduced to Rs. 359.7 billion
(US$ 8.2 billion) during fiscal 2005 compared to Rs. 382.7 billion (US$ 8.8 billion) during fiscal 2004.

     The following table sets forth, at the dates indicated, certain information related to short-term rupee borrowings, which consist of certificates of deposits, inter-corporate deposits and borrowings from government-owned companies, and trading liabilities.

                                                                    At March 31,(1)
                                           --------------------------------------------------------------------
                                                 2001          2002         2003          2004          2005
                                           --------------------------------------------------------------------
                                                           (in millions, except percentages)
Year-end balance........................... Rs.  99,997    Rs. 74,932    Rs. 50,232    Rs. 57,787    Rs. 44,777
Average balance during the year(2) ........     100,569        85,057        75,983        48,020        47,666
Maximum quarter-end balance................     104,412        91,950        82,100        57,787        57,787
Average interest rate during the year(3)...      10.17%         9.65%        11.31%         6.16%         6.39%
Average interest rate at year-end (4)......      11.01%         9.34%         6.80%         4.85%         5.82%

----------
(1)  Short-term borrowings include trading liabilities, such as borrowings in the call market and repurchase agreements.

(2)  Average of quarterly balances at the end of March of the previous fiscal year, June, September, December and March of that fiscal year for each of fiscal 2002, 2003, 2004 and 2005 and average of quarterly balances at the end of June, September, December and March for fiscal 2001.

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

                                                             At March 31,(1)(2)
                           --------------------------------------------------------------------------------------------------------
                                2001              2002                 2003                2004                    2005
                           --------------------------------------------------------------------------------------------------------
                                      % to              % to                 % to                % to                        % to
                            Amount    total   Amount    total     Amount     total    Amount     total   Amount    Amount    total
                           --------------------------------------------------------------------------------------------------------
                                                      (in millions, except percentages)

Commercial borrowings (3).. Rs.74,745  77.6%  Rs.73,955  77.6%    Rs.53,791  67.4%    Rs.47,003  65.2%   Rs.86,208  US$1,976  77.5%
Multilateral borrowings(4).    21,554  22.4      22,290  22.4        26,020  32.6        25,073  34.8       25,080       575  22.5
                           --------------------------------------------------------------------------------------------------------

Total...................... Rs.96,299 100.0%  Rs.96,246 100.0%    Rs,79,811 100.0%   Rs.72,076 100.0%   Rs.111,288  US$2,551 100.0%
                           ========================================================================================================
----------

(1)  Data for fiscal 2003, 2004 and 2005 is not comparable to fiscal 2001 and
     2002, as data for fiscal 2001 and 2002 is only for ICICI and does not include ICICI Bank, as ICICI Bank was accounted for by the equity method in those fiscal years.

(2)  Average of quarterly balances at the end of March of the previous fiscal year, June, September, December and March of that fiscal year for each of fiscal 2002, 2003, 2004 and 2005 and average of quarterly balances at the end of June, September, December and March for fiscal 2001.

(3)  With an average cost of 7.55% in fiscal 2001, 6.75% in fiscal 2002, 3.16%
     in fiscal 2003, 3.11% in fiscal 2004 and 3.61% in fiscal 2005.

(4)  With an average cost of 4.39% in fiscal 2001, 4.93% in fiscal 2002, 4.40%
     in fiscal 2003, 3.03% in fiscal 2004 and 3.22% in fiscal 2005.

     At year-end fiscal 2005, our outstanding subordinated debt was Rs. 82.1 billion (US$ 1.9 billion). This debt is classified as Tier 2 capital in calculating the capital adequacy ratio in accordance with the Reserve Bank of
India's regulations on capital adequacy. See "Supervision and Regulation -
Reserve Bank of India Regulations".

Risk Management

     As a financial intermediary, we are exposed to risks that are particular to our lending, transaction banking and trading businesses and the environment within which we operate. Our goal in risk management is to ensure that we understand, measure and monitor the various risks that arise and that the organization adheres strictly to the policies and procedures which are established to address these risks.

     ICICI Bank is primarily exposed to credit risk, market risk, liquidity risk, operational risk and legal risk. ICICI Bank has two centralized groups, the Risk Management Group and the Compliance and Audit Group with a mandate to identify, assess and monitor all of ICICI Bank's principal risks in accordance with well-defined policies and procedures. The Risk Management Group reports to the Chief Financial Officer and Treasurer and through her to the Deputy Managing
Director. The Compliance and Audit Group reports directly to the Deputy Managing
Director and to the Managing Director & CEO in respect of internal audit of other groups that report to the Deputy Managing Director. The internal audit function is also responsible to the Audit Committee of our board of directors.
Both the groups are independent of the business units and coordinate with representatives of the business units to implement ICICI Bank's risk management methodologies. Committees of the board of directors have been constituted to oversee the various risk management activities. The Audit Committee provides direction to and also monitors the quality of the internal audit function. The
Risk Committee reviews risk management policies in relation to various risks including portfolio, liquidity, interest rate, investment policies and strategy, and regulatory and compliance issues in relation thereto. The Credit Committee reviews developments in key industrial sectors and ICICI Bank's exposure to these sectors as well as to large borrower accounts. The Agriculture & Small
Enterprises Business Committee reviews ICICI Bank's strategy for small enterprises and agri-business and the quality of the agricultural lending and small enterprises finance credit portfolio. The Asset Liability Management
Committee is responsible for managing the balance sheet and reviewing the asset-liability position to manage ICICI Bank's liquidity and market risk exposure. For a discussion of these and other committees, see "Management".

     The Risk Management Group is further organized into the Credit Risk
Management Group, Market Risk Management Group, Retail Risk Management Group and
Risk Analytics Group. The Risk Management Group has a separate team for risk management in respect of small and medium enterprises. The Compliance and Audit
Group is further organized into the Compliance and Anti-Money Laundering Group and the Internal Audit Group.

     The Risk Management Group is also responsible for assessing the risks pertaining to the international operations, including review of policies and setting sovereign and counterparty limits.

     Credit Risk

     ICICI Bank's credit policy is approved by our board of directors. In its lending operations, ICICI Bank is principally exposed to credit risk. Credit risk is the risk of loss that may occur from the failure of any party to abide by the terms and conditions of any financial contract with ICICI Bank, principally the failure to make required payments on loans due to ICICI Bank.
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
Quarterly information statements are also obtained from borrowers to monitor the performance on a regular basis. Monthly cash flow statements are obtained where considered necessary. Any irregularity in the conduct of the account is reported to the appropriate authority on a monthly basis. Credit limits are reviewed on a periodic basis.

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

     Our retail credit product operations are sub-divided into various product lines. Each product line is further sub-divided into separate sales and credit groups. The Risk Management Group, which is independent of the business groups, approves all new retail products and product policies and credit approval authorizations. All products and policies require the approval of the Committee of Directors. All credit approval authorizations require the approval of our board of directors.

     ICICI Bank uses direct marketing associates as well as its own branch network and employees for marketing retail credit products. However, credit approval authority lies only with ICICI Bank's credit officers who are distinct from the business teams. The delegation of credit approval authority is linked, among other factors, to the size of the credit and the authority delegated to credit officers varies across different products.

     ICICI Bank's credit officers evaluate credit proposals on the basis of the product policy approved by the Committee of Directors and the risk assessment criteria defined by the Risk Management Group. These criteria vary across product segments but typically include factors such as the borrower's income, the loan-to-value ratio, demographic parameters and certain stability factors.
In case of credit cards, in order to limit the scope of individual discretion,
ICICI Bank has implemented a credit-scoring program that is an automated credit approval system that assigns a credit score to each applicant based on certain demographic attributes like income, educational background and age. The credit score then forms the basis of loan evaluation. External agencies such as field investigation agencies and credit processing agencies are used to facilitate a comprehensive due diligence process including visits to offices and homes in the case of loans to individual borrowers. Before disbursements are made, the credit officer checks a centralized delinquent database and reviews the borrower's profile. ICICI Bank avails the services of certain private agencies operating in India to check applications before disbursement as a formal credit bureau has only recently become operational in India,. A centralized retail credit team undertakes review and audit of credit quality and processes across each credit approval team.

     ICICI Bank has established centralized operations to manage operating risk in the various back office processes of ICICI Bank's retail loan business except for a few operations which are decentralized to improve turnaround time for customers.

     ICICI Bank has a collections unit structured along various product lines and geographical locations, to manage delinquency levels. The collections unit operates under the guidelines of a standardized recovery process. ICICI Bank also makes use of external collection agencies to aid it in collection efforts, including collateral repossession in accounts that are overdue for more than 90 days. External agencies for collections are governed by standardized process guidelines.

     A fraud prevention and control department has been set up to manage levels of fraud, primarily through fraud prevention in the form of forensic audits and also through recovery of fraud losses. The fraud control department is aided by specialized agencies involved in verification of income documents. The fraud control department also evaluates the various external agencies involved in the retail finance operations, including direct marketing associates, external verification associates and collection agencies.

     Small Enterprises Loan Procedures

     The Small and Medium Enterprises Group finances dealers and vendors of companies by implementing structures to enhance the base credit quality of the vendor / dealer, that involve an analysis of the base credit quality of the vendor / dealer pool and an analysis of the linkages that exist between the vendor / dealer and the company.

     The group is also involved in financing based on a cluster-based approach, that is, financing of small enterprises that have a homogeneous profile such as apparel manufacturers and manufacturers of pharmaceuticals. The risk assessment of such cluster involves identification of appropriate credit norms for target market, use of scoring models for enterprises that satisfy these norms and applying pre-determined exposure limits to enterprises that are awarded a minimum required score in the scoring model. The assessment also involves setting up of portfolio control norms, individual borrower approval norms and stringent exit triggers to be followed while financing such clusters or communities.

     Credit Approval Authorities

     ICICI Bank's credit approval authorisation framework is laid down by our board of directors. ICICI Bank has established several levels of credit approval authorities for its corporate banking activities - the Credit Committee of the board of directors, the Committee of Directors, the Committee of Executives
(Credit) and the Regional Committee (Credit). Retail Credit Forums and Small
Enterprise Group Forums have been created for approval of retail loans and credit facilities to small enterprises.

     The Credit Committee has the power to approve all financial assistance.
ICICI Bank's board of directors has delegated the authority to the Committee of
Directors, consisting of ICICI Bank's wholetime directors, to the Committee of
Executives (Credit), to the Regional Committee (Credit), Retail Credit Forums
and Small Enterprise Group Forums, all consisting of designated executives of
ICICI Bank, and to individual executives in the case of retail and agricultural loans, to approve financial assistance within certain individual and group exposure limits set by the board of directors.

     The following table sets forth the composition and the approval authority of these committees / forums at July 31, 2005.

 Committee / Forum                 Composition                           Approval Authority
 ---------------------------------------------------------------------------------------------------------------------
 Credit Committee of the    Chaired by an             o   All approvals to borrowers (excluding agriculture sector
 board of directors         independent director and      and small and medium enterprise borrowers) in the
                            consisting of a majority      following categories:
                            of independent directors.     o    Borrowers rated below BBB;
                                                          o    New borrowers rated BBB with exposure exceeding Rs. 0.5
                                                               billion (US$ 11 million);
                                                          o    Existing borrowers rated BBB with additional exposure
                                                               exceeding 10% of the existing exposure or Rs. 0.1
                                                               billion (US$ 2 million), whichever is higher;
                                                          o    New borrowers rated A- and above, with exposure
                                                               exceeding Rs. 5.0 billion (US$ 115 million); or
                                                          o    Existing borrowers rated A- and above with existing
                                                               exposure above Rs. 5.0 billion (US$ 115 million),
                                                               where proposed incremental exposure exceeds Rs. 1.0
                                                               billion (US$ 23 million).
                                                      o   Credit / investment proposals for subsidiaries /
                                                          companies using "ICICI" as a part of their name.
                                                      o   Proposals exceeding 15% of capital funds for a single
                                                          borrower (20% in case of infrastructure) and 40% of
                                                          capital funds for a borrower group (50% in case of
                                                          infrastructure).
                                                      o   Credit / investment proposal relating to a borrower
                                                          rated A or below which is in default to ICICI Bank for a
                                                          period in excess of 60 days.
                                                      o   Approvals to companies identified by the Credit
                                                          Committee where the company or the borrower group
                                                          requires close monitoring.
---------------------------------------------------------------------------------------------------------------------

 Committee of Directors     Consisting of all five    o   All approvals above the prescribed authority of lower
 (Lending)                  wholetime directors.          authorities, other than specific categories of proposals
                                                          that require approval of the Credit Committee.
                                                      o   The Committee of Directors is empowered to approve all
                                                          program sanctions. Powers to approve individual
                                                          proposals within the approved program norms has been
                                                          delegated to certain individuals. These powers can be
                                                          exercised either singly or jointly by such individuals
                                                          subject to the limits specified in the credit
                                                          authorization approved by the board of directors.
---------------------------------------------------------------------------------------------------------------------

 Committee of Executives    Consisting of designated  o   Approval authority linked to the rating of the borrower.
 (Credit)                   executives as members or      Limits range between Rs. 0.2 billion (US$ 5 million) for
                            permanent invitees,           a BBB rated borrower to Rs. 5.0 billion (US$ 115
                            including                     million) for a AAA rated borrower. For borrowers in
                            representatives of Risk       agriculture sector rated BB, limits up to Rs. 0.1
                            Management Group and          billion (US$ 2 million) can be approved by the Committee
                            Compliance and Audit          of Executives (Credit).
                            Group.
---------------------------------------------------------------------------------------------------------------------

 Regional Committee         Consisting of designated  o   Approval authority linked to the rating of the borrower.
(Credit)                    executives as members or      Limits range between Rs. 0.3 billion (US$ 7 million) for
                            permanent invitees,           a A rated borrower to Rs. 3.5 billion (US$ 80 million)
                            including                     for a AAA rated borrower. Approvals to borrowers rated
                            representatives of Risk       below A can be given only if the borrower is from
                            Management Group and          agriculture sector. For these borrowers with credit
                            Compliance and Audit          rating of BB to A-, limits of Rs. 50 million (US$ 1
                            Group.                        million) to Rs. 0.2 billion (US$ 5 million) can be
                                                          approved by the Regional Committee (Credit).
---------------------------------------------------------------------------------------------------------------------

 Small Enterprise Group     Consisting of designated  Approval authority up to Rs. 0.2 billion (US$ 5 million)
 Forum 1                    executives as members or  provided the proposal meets the minimum criteria as
                            permanent invitees,       stipulated by the Committee of Directors.
                            including representative
                            of Risk Management Group.
---------------------------------------------------------------------------------------------------------------------

 Small Enterprise Group     Consisting of designated  Approval authority up to Rs. 0.1 billion (US$ 2 million)
 Forum 2                    executives.               provided the proposal meets the minimum criteria as
                                                      stipulated by the Committee of Directors.
---------------------------------------------------------------------------------------------------------------------

 Small Enterprise Group     Consisting of designated  Approval authority up to Rs. 0.1 billion (US$ 2 million)
 Forum 3                    executives.               provided the proposal meets all the criteria as stipulated by the Committee of Directors.
---------------------------------------------------------------------------------------------------------------------

 Retail Credit Forum 1      Consisting of Executive   Full approval authority for all retail loans. In respect of
                            Director, Head - Retail   corporate exposures on retail products, limits up to Rs. 0.5
                            Products and              billion (US$ 11 million) to Rs. 1.0 billion (US$ 23 million)
                            Distribution Group and    for various products like vehicle loans, consumer durable
                            Head - Risk Management    loans and corporate credit cards.
                            Group.
---------------------------------------------------------------------------------------------------------------------

 Retail Credit Forum 2      Consisting of Executive   Approval authority for all retail credit products with
                            Director and designated   varying limits for each product subject to a maximum of Rs.
                            executives including      0.25 billion (US$ 6 million).
                            representative of Risk
                            Management Group.
---------------------------------------------------------------------------------------------------------------------
                                                      In all cases, subject to adherence to limits on ICICI Bank's capital funds(1) imposed by Reserve Bank of India as
                                                      mentioned above.
----------
(1)  Capital funds consist of Tier 1 and Tier 2 capital, as defined in the
     Reserve Bank of India regulations, under Indian GAAP. See "Supervision and
     Regulation - Reserve Bank of India Regulations - Capital Adequacy
     Requirements".

     All new loans must be approved by the above committees / forums in accordance with their respective powers. In respect of retail and agricultural loans, powers have been delegated to individual executives subject to certain criteria and limits. Certain designated executives are also authorized to approve:

     o    ad-hoc/additional working capital facilities not exceeding the lower of 10.0% of existing approved facilities and Rs. 20 million (US$
          458,505);

     o    temporary accommodation facilities not exceeding Rs. 20 million (US$
          458,505);

     o    intra-day limits not exceeding Rs.10.0 billion (US$ 229 million); and

     o    facilities fully secured by deposits, cash margin, letters of credit of approved banks or approved sovereign debt instruments not exceeding
          Rs. 5.0 billion (US$ 115 million).

     Quantitative and Qualitative Disclosures About Market Risk

     Market risk is the possibility of loss arising from changes in the value of a financial instrument as a result of changes in market variables such as interest rates, exchange rates and other asset prices. The prime source of market risk for us is the interest rate risk we are exposed to as a financial intermediary. In addition to interest rate risk, we are exposed to other elements of market risk such as liquidity or funding risk, price risk on trading portfolios, and exchange rate risk on foreign currency positions.

     Market Risk Management Procedures

     Our board of directors reviews and approves the policies for the management of market risk. The board has delegated the responsibility for market risk management on the banking book to the Asset Liability Management Committee and for the trading book to the Committee of Directors, within the broad parameters laid down by policies approved by the board. The Asset Liability Management
Committee is responsible for managing interest

rate risk on the banking book and liquidity risks reflected in the balance sheet. The Committee of Directors is responsible for formulating policies and risk controls for the trading book.

     The Asset Liability Management Committee is chaired by the Joint Managing
Director. The Deputy Managing Director and Executive Directors are the other members of the Committee. The Committee generally meets on a monthly basis and reviews the interest rate and liquidity gap positions on the banking book, formulates a view on interest rates, sets deposit and benchmark lending rates, reviews the business profile and its impact on asset liability management and determines the asset liability management strategy, as deemed fit, in light of the current and expected business environment. The Structural Rate Risk
Management Group and Balance Sheet Management Group are responsible for managing interest rate risk and liquidity risk, under the supervision of the Asset
Liability Management Committee, on a day to day basis.

     The Risk Management Group recommends changes in risk policies and controls and the processes and methodologies for quantifying and assessing market risks.
Risk limits including position limits and stop loss limits for the trading book are monitored on a daily basis by the Treasury Middle Office Group and reviewed periodically.

     Interest Rate Risk

     Since our balance sheet consists predominantly of rupee assets and liabilities, movements in domestic interest rates constitute the main source of interest rate risk. The value of our portfolio of traded and other debt securities is negatively impacted by an increase in interest rates, while our net interest income is generally positively impacted by an increase in interest rates. Exposure to fluctuations in interest rates is measured primarily by way of gap analysis, providing a static view of the maturity and re-pricing characteristics of balance sheet positions. An interest rate gap report is prepared by classifying all assets and liabilities into various time period categories according to contracted maturities or anticipated re-pricing date.
The difference in the amount of assets and liabilities maturing or being re-priced in any time period category, would then give an indication of the extent of exposure to the risk of potential changes in the margins on new or re-priced assets and liabilities. ICICI Bank prepares interest rate risk reports on a fortnightly basis. These reports are submitted to the Reserve Bank of India on a monthly basis. Interest rate risk is further monitored through interest rate risk limits approved by the Asset Liability Management Committee.

     Our core business is deposit taking and lending in both rupees and foreign currencies, as permitted by the Reserve Bank of India. These activities expose us to interest rate risk. As the rupee market is significantly different from the international currency markets, gap positions in these markets differ significantly.

     Our primary source of funding is deposits and to a smaller extent, borrowings. In the rupee market, most of our deposit taking is at fixed rates of interest for fixed periods, except for savings deposits and current deposits, which do not have any specified maturity and can be withdrawn on demand. We usually borrow for a fixed period with a one-time repayment on maturity, with some borrowings having European call/put options, exercisable only on specified dates, attached to them. However, we have a mix of floating and fixed interest rate assets. Our loans generally are repaid more gradually, with principal repayments being made over the life of the loan. Our housing loans at year-end fiscal 2005 were primarily floating rate loans where the rates are reset every quarter. Until December 31, 2003, we followed a four-tier prime rate structure, namely, a short-term prime rate for one-year loans or loans that re-price at the end of one year, a medium-term prime rate for one to three year loans, a long-term prime rate for loans with maturities greater than three years and a prime rate for cash credit products. Effective January 1, 2004, we have moved to a single benchmark prime rate structure for all loans other than specific categories of loans advised by the Indian Banks' Association (which include, among others, loans to individuals for acquiring residential properties, loans for purchase of consumer durables, non-priority sector personal loans and loans to individuals against shares, debentures, bonds and other securities), with lending rates comprising the benchmark prime rate, term premia and transaction-specific credit and other charges. Interest rates on loans outstanding at December 31, 2003 continue to be based on the four-tier prime rate structure. We seek to eliminate interest rate risk on undisbursed commitments by fixing interest rates on rupee loans at the time of loan disbursement.

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

                                                                       At March 31, 2005(1)
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
                                               ---------------------------------------------------------------------
                                                                          (in millions)
Loans, net...................................      Rs.  562,383      Rs. 320,339       Rs. 117,136      Rs. 999,858
Securities...................................           226,507          107,518           127,197          461,222
Fixed assets.................................             1,950           14,189            17,856           33,995
Other assets(2)..............................           167,003            5,241           196,128          368,372
                                               ---------------------------------------------------------------------
Total assets.................................           957,843          447,287           458,317        1,863,447
Stockholders' equity.........................               203           12,436           115,357          127,996
Debt(2)......................................           989,153          279,602           207,229        1,475,984
Other liabilities............................            49,147           30,949           179,371          259,467
                                               ---------------------------------------------------------------------
Total liabilities............................         1,038,503          322,987           501,957        1,863,447
Total gap before risk management positions...          (80,660)          124,300          (43,640)                -
Risk management positions(3).................          (20,466)           29,324           (8,858)                -
                                               ---------------------------------------------------------------------
Total gap after risk management positions....      Rs.(101,126)      Rs. 153,624       Rs.(52,498)      Rs.       -
                                               =====================================================================
----------
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

(2)  The categorization for these items is different from that reported in the financial statements.

(3)  The risk management positions comprise foreign currency and rupee swaps.

     The following table sets forth, at the date indicated, the amount of our loans with residual maturities greater than one year that had fixed and variable interest rates.

                                              At March 31, 2005
                                 ------------------------------------------
                                   Fixed rate     Variable        Total
                                     loans       rate loans
                                 ------------------------------------------
                                               (in millions)
Loans...........................  Rs. 423,266    Rs. 216,046    Rs. 639,312

     The following table sets forth, using the balance sheet at year-end fiscal
2005 as the base, one possible prediction of the impact of adverse changes in interest rates on net interest income for fiscal 2006, assuming a parallel shift in yield curve at year-end fiscal 2005.

                                              At March 31, 2005
                                ------------------------------------------------
                                          Change in interest rates
                                              (in basis points)
                                ------------------------------------------------
                                   (100)        (50)           50           100
                                      (in millions, except percentages)

Rupee portfolio...............  Rs. (450)   Rs. (225)      Rs. 225       Rs. 450
Foreign currency portfolio....      (241)       (121)          121           241
                                ------------------------------------------------
Total.........................  Rs  (691)   Rs. (346)      Rs. 346       Rs. 241
                                ------------------------------------------------

     Based on our asset and liability position at year-end fiscal 2005, the sensitivity model shows that net interest income from the banking book for fiscal 2006 would rise by Rs. 691 million (US$ 16 million) if interest rates increased by 100 basis points during fiscal 2006. Conversely, the sensitivity model shows that if interest rates decreased by 100 basis points during fiscal
2006, net interest income for fiscal 2006 would fall by an equivalent amount of
Rs. 691 million (US$ 16 million). Based on our asset and liability position at year-end fiscal 2004, the sensitivity model showed that net interest income for fiscal 2005 would have risen by Rs. 287 million (US$ 7 million) if interest rates had increased by 100 basis points during fiscal 2005. Interest rate risk numbers at year-end fiscal 2004 and 2005 were low primarily due to the low duration of government securities portfolio maintained by us and the large proportion of floating rate loans in the housing loans.

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
securities.

     The following tables sets forth, using the fixed income portfolio at year-end fiscal 2005 as the base, one possible prediction of the impact of changes in interest rates on the value of our rupee fixed income trading portfolio for fiscal 2006, assuming a parallel shift in yield curve.

                                                        At March 31, 2005
                                    -----------------------------------------------------
                                                    Change in interest rates
                                                        (in basis points)
                                    -----------------------------------------------------
                                    Portfolio
                                       Size       (100)       (50)        50        100
                                    -----------------------------------------------------
                                                         (in millions)
Government of India securities..    Rs. 7,476    Rs. 24     Rs. 12   Rs. (12)    Rs. (23)
Corporate debt securities.......        1,067        46         23       (22)        (43)
                                    -----------------------------------------------------
Total...........................    Rs. 8,543    Rs. 70     Rs. 35   Rs. (34)    Rs. (66)
                                    -----------------------------------------------------

     At year-end fiscal 2005, the total value of our rupee fixed income trading portfolio was Rs. 8.5 billion (US$ 195 million). The sensitivity model shows that if interest rates increase by 100 basis points during fiscal 2006, the value of the trading portfolio would fall by Rs. 66 million (US$ 1.5 million).
Conversely, if interest rates fell by 100 basis points during fiscal 2006, under the model, the value of this portfolio would rise by Rs. 70 million (US$ 1.6 million). At year-end fiscal 2004, the total value of rupee fixed income trading portfolio was Rs. 10.0 billion (US$ 229 million). The sensitivity model showed that if interest rates had increased by 100 basis points during fiscal 2005, the value of the trading portfolio would have fallen by Rs. 767 million (US$ 18 million). The decrease at year-end fiscal 2005 was primarily due to the decrease in the portfolio to Rs. 8.5 billion (US$ 195 million) from Rs. 10.0 billion (US$ 229 million) at year-end fiscal 2004 and the significantly lower duration of the portfolio at year-end fiscal 2005 compared to year-end fiscal
2004.

     As noted above, sensitivity analysis is used for risk management purposes only and the model used above assumes that during the course of the year no other changes are made in the respective portfolios. Actual changes in the value of the fixed income portfolio will vary from the model above.

     We revalue our trading portfolio on a daily basis and recognize aggregate re-valuation losses in our profit and loss account. The asset liability management policy stipulates an interest rate risk limit which seeks to cap the risk on account of the mark-to-market impact on the mark-to-market book (under the Indian GAAP classification which is different from the US GAAP classification - see "Supervision and Regulation - Reserve Bank of India
Regulations - Banks' Investment Classification and Valuation Norms") and the
earnings at risk on the banking book, based on a sensitivity analysis of a 100 basis points parallel and immediate shift in interest rates.

     In addition, the Risk Management Group stipulates risk limits including position limits and stop loss limits for the trading book. These limits are monitored on a daily basis and reviewed periodically. In addition to risk limits, we also have risk monitoring tools such as Value-at-Risk models for measuring market risk in our trading portfolio.

     ICICI Bank is required to invest a specified percentage, currently 25.0%, of its liabilities in government of India securities to meet the statutory liquidity ratio requirement prescribed by the Reserve Bank of India. As a result, we have a very large portfolio of government of India securities and these are primarily classified as available for sale securities. Our available for sale securities included Rs. 334.9 billion (US$ 7.7 billion) of government of India securities. These are not included in the trading book analysis presented above.

     Equity Risk

     We assume equity risk both as part of our investment book and our trading book. On the investment book, investments in equity shares and preference shares are essentially long-term in nature. Nearly all the investment in equity securities have been driven by our project financing activities. The decision to invest in equity shares during project financing activities has been a conscious decision to participate in the equity of the company with the intention of realizing capital gains arising from the expected increases in market prices, and is separate from the lending decision.

     Trading account securities are recorded at market value. For the purpose of valuation of our available for sale equity investment securities, an assessment is made whether a decline in the fair value, below the amortized cost of the investments, is other than temporary. If the decline in fair value below the amortized cost is other than temporary, the decline is provided for in the income statement. A temporary decline in value is excluded from the income statement and reflected directly in the stockholders' equity. To assess whether a decline in fair value is temporary, the duration for which the decline had existed, industry and company specific conditions and dividend record are considered. Non-readily marketable securities for which there is no readily determinable fair value are recorded at cost. Venture capital investments are carried at fair value. However, they are generally carried at cost during the first year, unless a significant event occurs that affected the long-term value of the investment.

     At year-end fiscal 2005, the fair value of trading account equity securities was Rs. 2.8 billion (US$ 64 million). The fair value of our available for sale equity securities investment portfolio, including non-readily marketable securities of Rs. 8.4 billion (US$ 193 million), was Rs. 33.3 billion
(US$ 763 million) at year-end fiscal 2005. At year-end fiscal 2004, the fair value of trading equity securities was Rs. 1.0 billion (US$ 23 million). The fair value of the available for sale equity securities investment portfolio, including non-readily marketable securities of Rs. 8.6 billion (US$ 197 million), was Rs. 31.0 billion (US$ 710 million) at year-end fiscal 2004.

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

     ICICI Bank has a scheme of delegation of financial powers that sets out the monetary limit for each employee with respect to the processing of transactions in a customer's account. Withdrawals from customer accounts are controlled by dual authorization. Senior officers have been delegated power to authorize larger withdrawals. ICICI Bank's operating system validates the check number and balance before permitting withdrawals. Cash transactions over Rs. 1 million (US$
22,925) are subject to special scrutiny to avoid money laundering. ICICI Bank's banking software has multiple security features to protect the integrity of applications and data.

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

     In Mumbai, we have centralized transaction processing on a nation-wide basis for transactions like the issue of ATM cards and PIN mailers, reconciliation of ATM transactions, monitoring of ATM functioning, issue of passwords to Internet banking customers, depositing postdated checks received from retail loan customers and credit card transaction processing. Centralized processing has been extended to the issuance of personalized check books, back-office activities of non-resident Indian accounts, opening of new bank accounts for customers who seek web brokering services and recovery of service charges for accounts for holding shares in book-entry form.

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

     The Treasury Middle Office Group monitors counterparty limits, evaluates the mark-to-market impact on various positions taken by dealers and monitors market risk exposure of the investment portfolio and adherence to various market risk limits.

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

     Anti-money Laundering Controls

     The Indian Parliament passed the Prevention of Money Laundering Act in
2002. Effective July 1, 2005, the provisions of this Act (as subsequently amended) have come into force. The Reserve Bank of India issued detailed guidelines to the banks on Know Your Customer and Anti-Money Laundering in
November 2004 which superseded the prior instructions and were based on the recommendations of the Financial Action Task Force and the paper issued on
Customer Due Diligence for banks by the Basel Committee on Banking Supervision.
Banks are required to comply with these Reserve Bank of India guidelines by
December 31, 2005.

     Our board of directors approved a group anti-money laundering policy in
January 2004, which established the standards of anti-money laundering compliance. The group anti-money laundering policy was revised in December 2004 in view of the requirements of the November 2004 Reserve Bank of India guidelines. The group anti-money laundering policy is applicable to all our activities. The anti-money laundering regulatory requirements for overseas units are required to be provided separately. Our anti-money laundering standards are primarily based on two pillars, namely, know your customer and monitoring/reporting of suspicious transactions. The group anti-money laundering policy specifies a risk-based approach in implementing the anti-money laundering framework. The strategic business units are required to undertake risk profiling of various customer segments and products, and classify them into high, medium and low-risk categories. The anti-money laundering framework seeks to institute a process of customer identification and verification depending on the nature or status of the customer and the type of transaction. In respect of unusual or suspicious transactions or when the customer moves from a low-risk to high-risk profile, appropriate enhanced due-diligence measures are required to be adopted.
The policy also requires that reports of suspicious transactions be submitted to the regulatory and law enforcement authorities. The Audit Committee of our board of directors supervises the implementation of the anti-money laundering framework. A money laundering reporting officer has been designated to monitor the day-to-day implementation of the anti-money laundering policy and procedures. Our committee of directors has also approved a customer acceptance policy, product and customer-specific Know Your Customer procedures and appropriate transaction monitoring procedures. Suitable training programs on awareness of anti-money laundering are organized for the employees on a periodic basis.

     Global risk management framework

     We have adopted a global risk management framework for our international banking operations, including overseas branches, offshore banking units and subsidiaries. Under this framework, our credit, investment, asset liability management and anti-money laundering policies apply to all our overseas branches and offshore banking units, with modifications to meet local regulatory or business requirements. These modifications may be made only with the approval of our board of directors. All overseas banking subsidiaries are required to adopt risk management policy frameworks to be approved by their board of directors or an appropriate committee of their board of directors, based on applicable laws and regulations as well as our corporate governance and risk management framework. The overseas banking subsidiaries are required to adopt a process for formulation of policies which involves seeking the guidance and recommendations of the related groups in ICICI Bank.

     The Compliance and Audit Group plays an oversight role in respect of regulatory compliance. Key risk indicators pertaining to our international banking operations are presented to the Risk Committee of our board of directors on a quarterly basis.

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

     Legal Risk

     We are involved in various litigations and are subject to a wide variety of banking and financial services laws and regulations in each of the jurisdictions in which we operate. We are also subject to a large number of regulatory and enforcement authorities in each of these jurisdictions. See "Risk Factors -
Risks Relating to Our Business - We are involved in various litigations and any final judgment awarding material damages against us could have a material adverse impact on our future financial performance, our stockholders' equity and the price of our equity shares and ADSs" and "- regulatory changes or enforcement initiatives in India or any of

the jurisdictions in which we operate may adversely affect our business and the price of our equity shares and ADSs." Based on a review of litigations with legal counsel, management believes that the outcome of such matters will not have a material adverse effect on our financial position, results of operations or cashflows.

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

     ICICI Prudential Life Insurance is exposed to business risks arising out of the nature of products and underwriting, and market risk arising out of the investments made out of the corpus of premiums collected and the returns guaranteed to policyholders. ICICI Prudential Life Insurance believes it has a well-developed framework for assessing and managing these risks. We believe it has the largest team of underwriters among private sector insurance companies in
India. The key risks and the risk management framework are periodically reviewed by the Risk Management and Audit Committee of its board of directors. The
Investment Committee oversees investment-related risk management by approving and reviewing the implementation of the investment policy within the norms stipulated by the Insurance Regulatory and Development Authority. ICICI
Prudential Life Insurance has an asset-liability management framework for its investment related risks. At year -end fiscal 2005, linked insurance plans were
70% of the portfolio. These are exposed to low market risk as the returns are linked to the value of underlying investments. In order to manage the interest rate risk on the non-linked portfolio, ICICI Prudential Life Insurance has hedged the single premium non-participating portfolio by duration matching, re-balanced at monthly intervals. For the participating portfolio, ICICI
Prudential Life Insurance has adopted an asset allocation strategy which includes investments in equities. The equity portfolio is benchmarked to a stock market index. ICICI Prudential Life Insurance follows a disciplined approach to portfolio construction to manage the volatility of equity investments and achieve superior equity asset class returns over the long term. The portfolio largely comprises index stocks and is constructed with small limits for sector and stock deviation vis-a-vis index stock weighs. In addition, there are limits on exposures to companies, groups and industries.

     ICICI Lombard General Insurance is principally exposed to risks arising out of the nature of business underwritten and credit risk on its investment portfolio. In respect of business risk, ICICI Lombard General Insurance seeks to diversify its insurance portfolio across industry sectors and geographical regions. It focuses on product segments that have historically experienced low loss ratios. It also has the ability to reduce the risk retained on its own balance sheet by re-insuring a part of the risks underwritten. Its investments are governed by the investment policy approved by its board of directors within the norms stipulated by the Insurance Regulatory and Development Authority. The
Investment Committee oversees the implementation of this policy and reviews it periodically. Exposure to any single entity is normally restricted to 5.0% of the portfolio and to any industry to 10.0% of the portfolio. Investments in debt instruments are generally restricted to instruments with a domestic credit rating of AA or higher.

   Controls and Procedures

     ICICI Bank's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of ICICI Bank's "disclosure controls and procedures"
(as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of March 31, 2005 and concluded that, as of the date of their evaluation, ICICI Bank's

disclosure controls and procedures were effective to ensure that information required to be disclosed by ICICI Bank in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the Securities and
Exchange Commission's rules and forms.

     There has been no change in ICICI Bank's internal control over financial reporting that has occurred during the fiscal year ended March 31, 2005, that has materially affected, or is reasonably likely to materially affect, ICICI
Bank's internal control over financial reporting.

Loan Portfolio

     Our gross loan portfolio, which includes loans structured as debentures and preferred stock, was Rs. 1,075.8 billion (US$ 24.7 billion) at year-end fiscal
2005, an increase of 35.3% over the gross loan portfolio of Rs. 795.3 billion
(US$ 18.2 billion) at year-end fiscal 2004. At year-end fiscal 2004, the gross loan portfolio increased 16.2% to Rs. 795.3 billion (US$ 18.2 billion) as compared to the gross loan portfolio of Rs. 684.6 billion (US$ 15.7 billion) at year-end fiscal 2003. At year-end fiscal 2005, approximately 86.1% of our gross loans were rupee loans. At year-end fiscal 2005, our balance outstanding in respect of loans outside India was Rs. 87.1 billion (US$ 2.0 billion), representing approximately 8.1% of our total gross loan portfolio.

   Loan Portfolio by Categories

     The following table sets forth, at the dates indicated, our gross rupee and foreign currency loans by business category.

                                                                    At March 31, (1)
                                        -------------------------------------------------------------------------
                                             2001         2002         2003        2004           2005
                                        -------------------------------------------------------------------------
                                                                      (in millions)
Wholesale banking(2)                     Rs. 511,312  Rs. 410,556 Rs. 385,143  Rs.316,801 Rs. 326,946   US$ 7,495
  Rupee................................      428,782      342,068     297,030     244,668     269,953       6,189
  Foreign currency.....................       82,530       68,488      88,113      72,133      56,993       1,307
Working capital finance                       44,442       42,225      74,422      80,505     135,573       3,108
  Rupee................................       42,592       39,943      70,092      63,268      64,262       1,473
  Foreign currency.....................        1,850        2,282       4,330      17,237      71,311       1,635
Leasing and related activities (3)            39,741       24,332      17,862      16,015      13,353         306
  Rupee................................       38,258       22,879      17,862      16,015      13,353         306
  Foreign currency ....................        1,483        1,453           -           -           -           -
Consumer loans and credit card
receivables                                   27,106       72,789     188,254     311,907     531,226      12,178
  Rupee ...............................       27,106       72,789     188,254     311,690     528,592      12,118
  Foreign currency ....................            -            -           -         217       2,634          60
Other(4)                                      12,457       10,346      18,959      70,059      68,660       1,574
  Rupee ...............................       39,563       83,135      18,959      70,044      50,259       1,152
  Foreign currency ....................            -            -           -          15      18,401         422
Gross loans
  Rupee  ..............................      549,195      488,025     592,197     705,685     926,420      21,238
  Foreign currency ....................       85,863       72,223      92,443      89,602     149,338       3,424
                                        -------------------------------------------------------------------------
Total gross loans .....................      635,058      560,248     684,640     795,287   1,075,758      24,662
Allowance for loan losses..............      (33,035)     (36,647)    (54,219)    (66,767)    (75,900)     (1,740)
                                        -------------------------------------------------------------------------
Net loans .............................  Rs. 602,023  Rs. 523,601 Rs. 630,421  Rs.728,520 Rs. 999,858  US$ 22,922
                                        =========================================================================
--------------

(1)  Data for fiscal 2003, 2004 and 2005 is not comparable to fiscal 2001 and
     2002, as data for fiscal 2001 and 2002 is only for ICICI and does not include ICICI Bank, as ICICI Bank was accounted for by the equity method in those fiscal years.
(2)  Wholesale banking includes project finance, corporate finance and receivable financing but excludes leasing and related activities.
(3)  Leasing and related activities includes leasing and hire purchase.
(4)  Other includes bills discounted and inter-corporate deposits.

     Our gross consumer loans and credit card receivables increased from Rs.
311.9 billion (US$ 7.2 billion), constituting 39.2% of our gross loans at year-end fiscal 2004 to Rs. 531.2 billion (US$ 12.2 billion), constituting 49.4%
of our gross loans at year-end fiscal 2005. Our gross foreign currency loans increased from Rs. 89.6 billion (US$ 2.1 billion), constituting 11.3% of our total gross loans at year-end fiscal 2004 to Rs. 149.3 billion (US$ 3.4 billion), constituting 13.9% of our total gross loans at year-end fiscal 2005.

   Collateral -- Completion, Perfection and Enforcement

     Our loan portfolio consists largely of project and corporate finance and working capital loans to corporate borrowers, and loans to retail customers, including home loans, automobile loans, two wheeler loans, commercial business loans, personal loans and credit card receivables and agricultural financing. In general, our loans are over-collateralized. In India, there are no regulations stipulating loan-to-collateral limits.

     Corporate finance and project finance loans are typically secured by a first lien on fixed assets, which normally consists of property, plant and equipment. These security interests are perfected by the registration of these interests within 30 days with the Registrar of Companies pursuant to the provisions of the Companies Act when our clients are constituted as companies.
This registration amounts to a constructive public notice to other business entities. We may also take security of a pledge of financial assets like marketable securities, and obtain corporate guarantees and personal guarantees wherever appropriate.

     Working capital loans are typically secured by a first lien on current assets, which normally consist of inventory and receivables. Additionally, in some cases, we may take further security of a first or second lien on fixed assets, a pledge of financial assets like marketable securities, or obtain corporate guarantees and personal guarantees wherever appropriate.

     A substantial portion of our loans to retail customers is also secured by a first and exclusive lien on the assets financed (predominantly property and vehicles).

     We are entitled in terms of our security documents to repossess security comprising assets such as plant, equipment and vehicles without reference to the courts or tribunals unless a client makes a reference to such courts or tribunals to stay our actions.

     Separately, in India, foreclosure on collateral of property generally requires a written petition to an Indian court or tribunal based on amounts sought to be recovered. An application, when made, may be subject to delays and administrative requirements that may result, or be accompanied by, a decrease in the value of the collateral. These delays can last for several years leading to deterioration in the physical condition and market value of the collateral. In the event a corporate borrower makes an application for relief to a specialized authority called the Board for Industrial and Financial Reconstruction,
foreclosure and enforceability of collateral is stayed. In fiscal 2003, the
Indian Parliament passed the Securitisation and Reconstruction of Financial
Assets and Enforcement of Security Interest Act, 2002, as amended, which strengthened the ability of lenders to resolve non-performing assets by granting them greater rights as to enforcement of security including over immovable property and recovery of dues, without reference to the courts or tribunals. See
"Overview of the Indian Financial Sector - Recent Structural Reforms -
Legislative Framework for Recovery of Debts due to Banks".

     In case of consumer loans, we obtain post-dated checks towards repayment on pre-specified dates, which if dishonored entitle us to initiate criminal proceedings against the issuer of the checks.

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

     Pursuant to the guidelines of the Reserve Bank of India, ICICI Bank's credit exposure to individual borrowers must not exceed 15.0% of its capital funds, comprising Tier 1 and Tier 2 capital calculated pursuant to the guidelines of the Reserve Bank of India, under Indian GAAP. Credit exposure to individual borrowers may exceed the exposure norm of 15.0% of a bank's capital funds by an additional 5.0% (i.e. up to 20.0%) provided the additional credit exposure is on account of infrastructure financing. ICICI Bank's exposure to a group of companies under the same management control must not exceed 40.0% of its capital funds unless the exposure is in respect of an infrastructure project. In that case, the exposure to a group of companies under the same management control may be up to 50.0% of ICICI Bank's capital funds. With effect from June 1, 2004, banks may, in exceptional circumstances, with the approval of their boards, enhance the exposure by 5.0% of capital funds (i.e., 20.0% of capital funds for an individual borrower and 45.0% of capital funds for a group of companies under same management), making appropriate disclosures in their annual reports. Exposure for funded facilities is calculated as the total committed credit and investment sanctions or the outstanding funded amount, whichever is higher (for term loans, as undisbursed commitments plus the outstanding amount). Exposure for non-funded facilities is calculated as 100.0%
of the committed amount or the outstanding non-funded amount whichever is higher. At year-end fiscal 2005, ICICI Bank was in compliance with these guidelines.

     The following table sets forth, at the dates indicated, our gross loans outstanding, including loans structured as debentures and preferred stock, by the borrower's industry or economic activity.

                                                                    At March 31,(1)
                   -----------------------------------------------------------------------------------------------------------------
                       2001                 2002               2003                2004                             2005
                   -----------------------------------------------------------------------------------------------------------------
                                                              (in millions, except percentages)
Consumer loans
  and credit and   Rs. 27,106    4.3%  Rs. 72,789   13.0%  Rs. 188,254   27.5%  Rs.311,907   39.2%  Rs.  531,226  US$ 12,178   49.4%
  receivables.....
Iron and steel....     70,547   11.1       71,272   12.7        72,473   10.6       62,354    7.8         56,082       1,286    5.2
Crude petroleum
   and petroleum
   refining.......     54,822    8.6       32,099    5.7        24,556    3.6       20,807    2.6         45,160       1,035    4.2
Services..........     74,425   11.7       47,676    8.5        45,443    6.6       33,435    4.2         43,579         999    4.1
Textiles..........     47,052    7.4       40,867    7.3        40,279    5.9       29,941    3.8         31,214         716    2.9
Power.............     66,368   10.5       61,159   10.9        56,091    8.2       45,199    5.7         31,062         712    2.9
Telecom...........     20,244    3.2       25,547    4.6        27,458    4.0       27,919    3.5         19,757         453    1.8
Transport
 Equipment........     19,613    3.1       13,086    2.3        12,872    1.9       13,068    1.6         14,339         329    1.3
Electronics.......     15,032    2.4       17,817    3.2        20,722    3.0       18,239    2.3         14,114         324    1.3
Non-ferrous metals      4,473    0.7        6,536    1.2         6,868    1.0        5,392    0.7         13,865         318    1.3
Other (2).........    235,376   37.0      171,400   30.6       189,624   27.7      227,026  28.60        275,360               25.6
                      --------------------------------------------------------------------------------------------------------------
Gross loans....... Rs 635,058  100.0%  Rs.560,248  100.0%  Rs. 684,640  100.0%  Rs.795,287  100.0%  Rs.1,075,758  US$ 24,662  100.0%
                                                                                                                               =====
Allowance for loan
  losses..........    (33,035)            (36,647)             (54,219)            (66,767)              (75,900)     (1,740)
                   ----------          ----------          -----------          ----------          ------------  ----------
Net loans......... Rs.602,023          Rs.523,601          Rs. 630,421          Rs.728,520          Rs.  999,858  US$ 22,922
                   ==========          ==========          ===========          ==========          ============  ==========
------------
(1)  Data for fiscal years 2003, 2004 and 2005 is not comparable to fiscal 2001 and 2002, as data for fiscal 2001 and 2002 is only for ICICI and does not include ICICI Bank, as ICICI Bank was accounted for by the equity method in those fiscal years.
(2)  Others principally include basic chemicals, fertilizers and pesticides, transportation, paper and paper products, electrical equipment, food products, petrochemicals, man-made fibres, machinery, sugar, plastics, non-ferrous metals, drugs, mining, rubber and rubber products, shipping, agriculture, construction, printing, mineral products, glass and glass products, watches, healthcare, gems and jewelry, leather, cement and wood products industries.

     Our gross loan portfolio at year-end fiscal 2005 increased by 35.3%
compared to the gross loan portfolio at year-end fiscal 2004. The largest increase was in consumer loans and credit card receivables, which constituted
49.4% of gross loans at year-end fiscal 2005 compared to 39.2% at year-end fiscal 2004 and 27.5% at year-end

fiscal 2003. Our gross loans to the iron and steel sector as a percentage of gross loans decreased to 5.2% at year-end fiscal 2005 compared to 7.8% at year-end fiscal 2004. Our gross loans to the crude petroleum and petroleum refining sector as a percentage of gross loans increased to 4.2% at year-end fiscal 2005 compared to 2.6% at year-end fiscal 2004. Consumer loans and credit card receivables accounted for 12.1% of our gross other impaired loans at year-end fiscal 2005. The iron and steel sector accounted for 7.4% of our gross restructured loans and 4.6% of our gross other impaired loans at year-end fiscal
2005. The power sector accounted for 1.8% of our gross restructured loans and
42.0% of our gross other impaired loans at year-end fiscal 2005. See also
"-Impaired Loans".

     At year-end fiscal 2005, our 20 largest borrowers accounted for approximately 13.7% of our gross loan portfolio (gross of unearned income and security deposits), with the largest borrower accounting for approximately 2.2%
of our gross loan portfolio. The largest group of companies under the same management control accounted for approximately 3.5% of our gross loan portfolio.

   Geographic Diversity

     Our portfolios were geographically diversified throughout India, primarily reflecting the location of our corporate borrowers. The state of Maharashtra, which is the most industrialized state in India, accounted for the largest proportion of our gross loans outstanding at year-end fiscal 2005.

   Directed Lending

     The Reserve Bank of India requires banks to lend to certain sectors of the economy. Such directed lending is comprised of priority sector lending, export credit and housing finance.

     Priority Sector Lending

     The Reserve Bank of India has established guidelines requiring banks to lend 40.0% of their net bank credit (total domestic loans less marketable debt instruments and certain exemptions permitted by the Reserve Bank of India from time to time) to certain specified sectors called priority sectors. Priority sectors include small-scale industries, the agricultural sector, food and agri-based industries, small businesses and housing finance up to certain limits. The agricultural sector is further bifurcated into direct finance to agriculture which mainly includes short-term crop loans and medium and long term loans provided directly to farmers for financing production and development needs and indirect finance to agriculture which mainly includes financing the distribution of fertilisers, pesticides, seeds, etc, financing distribution of inputs for the allied activities such as, cattle feed, poultry feed, etc. and various other specified categories. Out of the 40.0%, banks are required to lend a minimum of 18.0% of their net bank credit to the agriculture sector (including direct agriculture and indirect agriculture) and the balance to certain specified sectors, including small scale industries (defined as manufacturing, processing and services businesses with a limit of Rs. 10 million on investment in plant and machinery, and an investment limit of Rs. 50 million in respect of certain specified items), small businesses, including retail merchants, professional and other self employed persons and road and water transport operators, housing loans up to certain limits and to specified state financial corporations and state industrial development corporations. To ensure focus of the banks on the direct agricultural advances Reserve bank of India has stipulated that the lending under the indirect category should not exceed one-fourth of the agricultural sub-target of 18%, therefore banks are necessarily required to lend 13.5% of their net bank credit to the direct agricultural sector. While granting its approval for the amalgamation, the
Reserve Bank of India stipulated that since ICICI's loans transferred to us were not subject to the priority sector lending requirement, we are required to maintain priority sector lending of 50.0% of our net bank credit on the residual portion of our advances (i.e., the portion of our total advances excluding advances of ICICI at year-end fiscal, 2002, henceforth referred to as residual net bank credit). This additional 10.0% priority sector lending requirement will apply until such time as our aggregate priority sector advances reach a level of
40.0% of our total net bank credit. The Reserve Bank of India's existing instructions on sub-targets under priority sector lending and eligibility of certain types of investments/ funds for qualification as priority sector advances apply to us.

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

     At year-end fiscal 2005, our priority sector loans were Rs. 191.1 billion
(US$ 4.4 billion), constituting 54.5% of our residual net bank credit against the requirement of 50.0%. The following table sets forth our priority sector loans, classified by the type of borrower, at year-end fiscal 2005.

                                                                  % of residual
                                                                 net bank credit
                                              At March 31,        at March 31,
                                        ------------------------ ---------------
                                           2005         2005            2005
                                        ------------------------ --------------
                                          (in millions, except percentages)
 Small scale industries.............    Rs.  2,334     US$    54        0.7%
 Others including small businesses..       121,100         2,776       34.5
 Agricultural sector (1)............        67,632         1,550       19.3
 Total..............................    Rs.191,066     US$ 4,380       54.5%

---------------
(1)  Includes direct agriculture Rs. 45.88 billion constituting 13.1% of our residual net bank credit against the requirement of 13.5%.

     Export Credit

     As part of directed lending, the Reserve Bank of India also requires banks to make loans to exporters at concessional rates of interest. Export credit is provided for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies. At the end of the fiscal year, 12.0% of a bank's net bank credit is required to be in the form of export credit. This requirement is in addition to the priority sector lending requirement but credits extended to exporters that are small scale industries or small businesses may also meet part of the priority sector lending requirement. The
Reserve Bank of India provides export refinancing for an eligible portion of total outstanding export loans at the bank rate prevailing in India from time to time. The interest income earned on export credits is supplemented through fees and commissions earned from these exporter customers from other fee-based products and services taken by them from us, such as foreign exchange products and bill handling. At year-end fiscal 2005, our export credit was Rs. 6.4 billion (US$ 147 million), constituting 1.8% of our residual net bank credit.

     Housing Finance

     The Reserve Bank of India requires banks to lend up to 3.0% of their incremental deposits in the previous fiscal year for housing finance. This can be in the form of home loans to individuals or investments in the debentures and bonds of the National Housing Bank and housing development institutions recognized by the government of India. Housing finance also qualifies as priority sector lending. At year-end fiscal 2005, our housing finance qualifying as priority sector advances was Rs. 111.9 billion (US$ 2.6 billion) and was well above the minimum requirement prescribed by the Reserve Bank of India.

   Loan Pricing

     As required by the Reserve Bank of India's guidelines and the advice issued by the Indian Banks' Association, effective January 1, 2004, we price our loans
(other than fixed rate loans and certain categories of loans to individuals and agencies specified by the Indian Banks' Association, including among others, loans to individuals for acquiring residential properties, loans for purchase of consumer durables, non-priority sector personal loans and loans to individuals against shares, debentures, bonds and other securities) with reference to a benchmark prime lending rate, called the ICICI Bank Benchmark Advance Rate. The
Asset Liability Management Committee of our board of directors fixes the ICICI
Bank Benchmark Advance Rate based on cost of funds, cost of operations and credit charge as well as yield curve factors, such as interest rate and inflation expectations, as well as market demand for loans of a certain term and our cost of funds. The ICICI Benchmark Advance Rate is 11.00% p.a. payable monthly, effective February 09, 2005. The lending rates comprise ICICI Benchmark
Advance Rate, term premium and transaction-specific credit and other charges.

Impaired Loans

     The following discussion on impaired loans is based on US GAAP. For classification of impaired loans under Indian regulatory requirements, see
"Supervision and Regulation - Reserve Bank of India Regulations - Loan Loss
Provisions and Non-Performing Assets".

   Impact of Economic Environment on the Industrial Sector

     In 1991, India commenced a program of industrial liberalization involving, among other things, the abolition of industrial licensing, reduction in import tariff barriers and greater access for foreign companies to the Indian markets.
In the period following the opening up of the economy, a number of Indian companies commenced large projects in expectation of growth in demand in India.
These projects generally had relatively high levels of debt relative to equity, given the inadequate depth in the equity capital markets in India at that time.
However, the negative trends in the global marketplace in the late 1990s, particularly the South-east Asian economic crisis, a downturn in the commodities markets and recessionary conditions in various economies impaired the operating environment for the Indian industrial sector. The manufacturing sector was also impacted by increased competition arising from economic liberalization in India and volatility in industrial demand and growth. These factors led to stress on the operating performance of Indian corporations in certain sectors and the impairment of a significant amount of loan assets in the financial system, including loan assets of ICICI and ICICI Bank. Certain Indian corporations have come to terms with this new competitive reality through a process of restructuring and repositioning, including rationalization of capital structures and production capacities. The increase in commodity prices since fiscal 2003 has had a favorable impact on the operations of corporations in several sectors.

   Recognition of Impaired Loans

     We identify a loan as impaired when it is probable that we will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. We conduct a comprehensive analysis of our corporate loan portfolio on a periodic basis for identification of impaired loans and determination of the allowance required for loan losses. The analysis considers both qualitative and quantitative criteria including, among others, the account conduct, future prospects, repayment history and financial performance. This comprehensive analysis includes an account-by-account analysis of a substantial portion of the corporate loan portfolio. Corporate loans with an outstanding amount of greater than Rs. 100 million are selected across risk grades (generally adversely graded accounts) for a detailed review. In addition to the detailed review of large balance loans, we also classify our portfolio based on the overdue status of each account, after which we classify a loan as impaired if principal or interest has remained overdue for more than 90 days.
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

     Consumer loans are classified by aggregating individual loans into various product categories. Total outstanding loans in a product category are then classified into time buckets based on ageing, that is, the number of days overdue. Consumer loans are generally identified as impaired when principal or interest has remained overdue for more than 90 days. Consumer loans when identified as impaired are placed on non-accrual status.

     The value of impaired corporate loans is measured as the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price, or the fair value of the collateral if the recovery of the loan is solely collateral dependent. If the value of the impaired loan is less than the recorded investment in the loan, we recognize this impairment by creating a valuation allowance with a corresponding charge to the provision for loan losses. We make allowances for our smaller balance homogeneous consumer loans by aggregating individual loans into various product categories. Total outstanding loans in a product category are then classified into time buckets based on ageing, that is, the number of days overdue. We establish an aggregate allowance for loan losses on our smaller-balance homogenous consumer loans (impaired and non-impaired loans) based on our estimate of probable losses inherent in the time buckets identified for each of the product categories.

     Our gross restructured loans decreased 7.9% to Rs. 149.5 billion (US$ 3.4 billion) at year-end fiscal 2005 from Rs. 162.4 billion (US$ 3.7 billion) at year-end fiscal 2004. Our gross restructured loans represented 13.9% of our gross loan portfolio at year-end fiscal 2005 and 20.4% of our gross loan portfolio at year-end fiscal 2004. This was primarily due to reclassification of certain loans as unimpaired based on satisfactory performance of the borrower accounts, offset in part, by restructuring of certain loans to companies in the telecom and automobile industries and reclassification of other impaired loans that were restructured or transferred to an asset reconstruction company during the year. Gross other impaired loans decreased 40.9% to Rs. 29.7 billion (US$
681 million) at year-end fiscal 2005 from Rs. 50.2 billion (US$ 1.2 billion) at year-end fiscal 2004. Our gross other impaired loans represented 2.8% of our gross loan portfolio at year-end fiscal 2005 and 6.3% of our gross loan portfolio at year-end fiscal 2004. This was primarily due to reclassification of other impaired loans that were restructured or transferred to an asset reconstruction company during the year, as restructured loans, and reclassification of certain loans as unimpaired based on satisfactory performance of the borrower accounts. See also "-- Impact of Economic
Environment on the Industrial Sector". As a percentage of net loans, net restructured loans were 9.6% at year-end fiscal 2005 compared to 16.7% at year-end fiscal 2004 and net other impaired loans were 1.4% at year-end fiscal
2005 compared to 3.9% at year-end fiscal 2004. During fiscal 2005, we transferred gross impaired loans of Rs. 24.5 billion (US$ 562 million) to Asset
Reconstruction Company (India) Limited (See "Overview of the Indian Financial
Sector - Reserve Bank of India Regulations - Legislative Framework for Recovery
of Debts due to Banks" and "Supervision and Regulation - Recent Structural
Reforms - Regulations Relating to Sale of Assets to Asset Reconstruction
Companies"), substantially none of which was recognized as a sale in our US GAAP financial statements. These loans were included in our restructured loans.

     The following table sets forth, at the dates indicated, our gross restructured rupee and foreign currency loan portfolio by business category.

                                                         At March 31,
                            ---------------------------------------------------------------------------
                               2001       2002        2003        2004               2005
                            ---------------------------------------------------------------------------
                                              (in millions, except percentages)
Wholesale banking(1)......  Rs. 37,726  Rs.  84,048  Rs. 135,421  Rs.149,724  Rs.   140,866  US$  3,229
  Rupee...................      25,190       60,017       83,074     115,262        117,468       2,693
  Foreign currency........      12,536       24,031       52,347      34,462         23,398         536
Working capital finance...         818        5,283       11,084      11,525          8,393         192
  Rupee...................         818        5,283       11,084      11,525          8,393         192
  Foreign currency........           -            -            -           -              -           -
Leasing and related
 activities(2)............       5,137        5,652          886       1,149            259           6
  Rupee...................       5,137        5,652          886       1,149            259           6
  Foreign currency........           -            -            -           -              -           -
Other(3)..................           -          105            -           -              -           -
  Rupee...................           -          105            -           -              -           -
  Foreign currency........           -            -            -           -              -           -
Total restructured loans
  Rupee...................      31,145       71,057       95,044     127,937        126,120       2,891
  Foreign currency........      12,536       24,031       52,347      34,462         23,398         536
                             -------------------------------------------------- ----------------------
Gross restructured loans..      43,681       95,088      147,391     162,398        149,518       3,428
Allowance for loan
  losses..................     (11,372)     (17,722)     (24,732)    (40,981)       (53,929)     (1,236)
                            --------------------------------------------------- -----------------------
Net restructured loans....  Rs. 32,309  Rs.  77,366  Rs. 122,659  Rs.121,417   Rs.   95,589  US$  2,192
                            =================================================== =======================
Gross loan assets.........  Rs.635,058      560,248      684,640  Rs.795,287      1,075,758  US$ 24,662
Net loan
  assets(4)...............     602,023      523,601      630,421     728,520        999,858      22,922

Gross restructured loans
  as a percentage of
  gross loan assets.......        6.88%       16.97%       21.53%      20.42%         13.90%
Net restructured loans
  as a percentage of net
  loan assets.............        5.37%       14.78%       19.45%      16.67%          9.56%

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

                                                       At March 31,
                          -----------------------------------------------------------------------------
                             2001       2002        2003        2004              2005
                          -----------------------------------------------------------------------------
                                            (in millions, except percentages)

Wholesale banking(1)......  Rs. 39,430  Rs.  48,093  Rs.  67,906  Rs. 42,842   Rs.   21,959  US$    503
Rupee.....................      23,514       32,847       50,864      34,945         17,882         410
Foreign currency..........      15,916       15,246       17,042       7,897          4,077          93
Working capital finance...       1,234        1,699       11,907       2,978          1,868          43
  Rupee...................       1,234        1,699       11,907       2,978          1,868          43
  Foreign currency........           -            -            -           -              -           -
Leasing and related
 activities(2)............         899          731        1,550         746            446          10
  Rupee...................         899          731        1,550         746            446          10
  Foreign currency........           -            -            -           -              -           -
Other(3)..................         181          231        1,793       3,672          5,440         125
  Rupee...................         181          231        1,793       3,672          5,440         125
  Foreign currency........           -            -            -           -              -           -
Total other impaired
 loans
  Rupee...................      25,828       35,508       66,114      42,341         25,636         588
  Foreign currency........      15,916       15,246       17,042       7,897          4,077          93
                            ---------------------------------------------------------------------------
Gross other impaired
  loans...................      41,744       50,754       83,156      50,238         29,713         681
Allowance for loan
 losses...................     (21,663)     (17,567)     (27,837)    (21,474)       (15,517)       (356)
                          -----------------------------------------------------------------------------
Net other impaired loans..  Rs. 20,081  Rs.  33,187  Rs.  55,319  Rs. 28,764   Rs.   14,196     US$ 325
                          =============================================================================

Gross loan assets.........  RS.635,058  Rs. 560,248  Rs. 684,640  Rs.795,287   Rs.1,075,758  US$ 24,662
Net loan assets(4)........     602,023       523,601     630,421     728,520        999,858      22,922
Gross other impaired
 loans as a percentage of
 gross loan assets........        6.57%        9.06%       12.15%       6.32%          2.76%
Net other impaired loans
 as a percentage of net
 loan assets..............        3.34%        6.34%        8.77%       3.95%          1.42%
--------
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

                                                                    At March 31,
                  ----------------------------------------------------------------------------------------------------------------
                       2001                 2002                  2003                   2004                   2005
                  ----------------------------------------------------------------------------------------------------------------
                                                        (in millions, except percentages)

Crude petroleum
  and refining... Rs.    50    0.1%   Rs.     15     0.0%   Rs.     13    0.0%   Rs. 17,462   10.8%  Rs. 24,609   US$  564   16.5%

Textiles.........    12,437   28.5        21,468    22.6        15,660   10.6        16,356   10.1       14,874        341    9.9

Telecom..........         -      -             -       -         3,968    2.7         8,674    5.3       12,639        290    8.5
Iron and steel ..     7,270   16.6        18,013    18.9        52,295   35.5        31,839   19.6       11,102        255    7.4

Cement...........       888    2.0         3,454     3.6        10,102    6.9         7,447    4.6        9,454        217    6.3
Transport
equipment......         418    1.0         5,857     6.2         7,219    4.9         7,282    4.5        7,672        176    5.1
Metal
products.........       761    1.7           636     0.7         1,030    0.7         6,210    3.8        6,564        150    4.4
Fertilizers and
pesticides.......       141    0.3         3,695     3.9         3,168    2.1         6,308    3.9        5,933        136    4.0

Electronics......       854    2.0           899     0.9         5,555    3.8         5,855    3.6        5,135        118    3.4

Petrochemicals...       937    2.1           853     0.9         3,793    2.6         2,685    1.7        4,739        109    3.2
Man-made fibers..     4,561   10.4         5,759     6.1         4,641    3.1         4,297    2.6        4,032         92    2.7

Machinery........       902    2.1         1,336     1.4         3,773    2.6         3,674    2.3        3,759         86    2.5

Plastics.........     2,586    5.9         2,738     2.9         4,829    3.3         3,471    2.1        3,581         82    2.4
Services
..................     1,605    3.7         2,710     2.8         4,589    3.1         2,915    1.8        3,561         82    2.4

Sugar............       446    1.0         2,859     3.0         4,250    2.9         4,678    2.9        3,451         79    2.3

Power............     2,278    5.2           915     0.9         1,229    0.9         1,284    0.8        2,694         62    1.8
Electrical
  equipment.....      1,035    2.4         1,713     1.8         1,086    0.7         1,957    1.2        2,499         57    1.7
Basic
  chemicals......     1,306    3.0         1,991     2.1         1,983    1.3         2,886    1.8        2,209         51    1.5

Drugs............        27    0.1           189     0.2           356    0.2         2,276    1.4        2,026         46    1.4
Paper and paper
  products.           2,211    5.1         6,076     6.4         5,669    3.8         6,971    4.3        1,953         45    1.3
Rubber and rubber
  products.......       169    0.4           460     0.5           449    0.3           500    0.3          640         15    0.4
Food
  products.......       707    1.6           434     0.5           550    0.4           589    0.4          367          8    0.2
Non-ferrous
  metals.......         180    0.4         1,337     1.4         1,164    0.8         1,144    0.7          124          3    0.1
Tea..............         -      -           299     0.3           375    0.3           951    0.6          120          3    0.1
Others (1) ......     1,912    4.4        11,382    12.0         9,645    6.5        14,687    9.0       15,782        362   10.6
                  ----------------------------------------------------------------------------------------------------------------
Gross
 restructured
 loans........... Rs.43,681  100.0%   Rs. 95,088   100.0%   Rs.147,391  100.0%   Rs.162,398  100.0%  Rs.149,518   US$3,428  100.0%
                            ======                 =====                =====                =====                          =====
Aggregate
 allowance
 for loan
 losses..........   (11,372)             (17,722)              (24,732)             (40,981)            (53,929)    (1,236)
                  ---------           ----------            ----------           ----------          ----------   --------
Net restructured
 loans .......... Rs.32,309           Rs. 77,366            Rs.122,659           Rs.121,417          Rs. 95,589   US$2,192
                  =========           ==========            ==========           ==========          ==========   ========
--------------
(1)  Others principally include ports, non-bank finance companies, construction, shipping, wood, glass, computer software, vegetable oil, health care, agriculture, infrastructure, fishing, real estate, floriculture, printing, leather, other chemicals, mining and mineral product.

     The following table sets forth, at the dates indicated, gross other impaired loans by borrowers' industry or economic activity and as a percentage of total gross other impaired loans.

                                                                    At March 31,
                  ----------------------------------------------------------------------------------------------------------------
                         2001             2002             2003              2004                  2005
                  ----------------------------------------------------------------------------------------------------------------
                                                           (in millions, except percentages)
Power  .......... Rs.     -      -%   Rs.  6,009    11.9%   Rs. 17,733    21.3%  Rs. 11,890   23.7%  Rs. 12,483   US$  286   42.0%
Consumer loans &
 credit card
 receivables.....        32    0.1           191     0.4         1,402     1.7        3,566    7.1        5,449        125   18.3
Basic chemicals .     2,075    5.0         4,412     8.7         4,624     5.6        3,021    6.0        1,659         38    5.6
Iron and steel ..     5,894   14.1         5,899    11.6         8,481    10.2        5,632   11.2        1,366         31    4.6
Electrical
 equipment.......     1,652    4.0         2,008     4.0         3,178     3.8        1,873    3.7          962         22    3.2
Food products ...     2,415    5.8         1,389     2.8         1,323     1.6        1,126    2.2          734         17    2.5
Textiles.........     6,041   14.5         4,250     8.4         4,964     6.0        2,351    4.7          707         16    2.4
Transport
 equipment.......       761    1.8           715     1.4           790     1.0        1,784    3.6          669         15    2.3

Electronics......     1,456    3.5         1,281     2.5         2,166     2.6        1,456    2.9          616         14    2.1
Paper and paper
 products........     2,456    5.9         2,199     4.3         1,582     1.9          950    1.9          495         11    1.7
Construction.....       612    1.4           510     1.0         1,202     1.5        1,160    2.3          363          8    1.2
Services  .......     1,324    3.2           416     0.8         2,255     2.7        1,873    3.7          347          8    1.2
Plastics  .......     1,280    3.1         1,137     2.2         1,142     1.4          684    1.4          321          7    1.1
Metal products ..     2,970    7.1         2,628     5.2         7,003     8.4        1,124    2.2          230          5    0.8
Non-ferrous
 metals..........       503    1.2           447     0.9           447     0.5          253    0.5          222          5    0.7
Man-made fibers .     2,129    5.1         1,802     3.6         1,661     2.0          884    1.8          199          5    0.7
Other chemicals          45    0.1            92     0.2           357     0.4          259    0.5          193          4    0.6
Cement  .........     1,972    4.7         1,287     2.5         1,779     2.1          870    1.7          165          4    0.6
Machinery  ......       919    2.2         2,596     5.1         1,759     2.1        1,235    2.5          112          3    0.4

Rubber and rubber
 products........       335    0.8           328     0.6           328     0.4          288    0.6           94          2    0.3
Drugs............     2,401    5.7         2,544     5.0         2,588     3.2          412    0.8           82          2    0.3
Petrochemicals...        86    0.2         3,440     6.8         4,029     4.8        3,651    7.3           59          1    0.1
Fertilizers
 and pesticides..       193    0.5           163     0.3         3,282     3.9           71    0.1           42          1    0.1
Sugar............     1,461    3.5           722     1.4         1,262     1.5           70    0.1            8          -    0.0

Others (1).......     2,732    6.5         4,289     8.4         7,819     9.4        3,755    7.5         2135         49    7.2
                  ---------------------------------------------------------------------------------------------------------------
Gross other
 impaired
 loans........... Rs.41,744  100.0%   Rs. 50,754   100.0%   Rs. 83,156   100.0%  Rs. 50,238  100.0%  Rs. 29,713   US$  681  100.0%
                             =====                 =====                 =====               =====                          =====
Aggregate
 allowance for
 loan losses.....   (21,663)             (17,567)              (27,837)             (21,474)            (15,517)      (356)
                  ---------           ----------            ----------           ----------          ----------   --------
Net other
impaired loans...Rs. 20,081           Rs. 33,187           Rs.  55,319           Rs. 28,764          Rs. 14,196   US$  325
                  ===========         ==========            ==========           ==========          ==========   ========

---------------------------------------
(1)  Includes clocks, gems & jewelry, shipping, agriculture, road, wood, fishing, trade, non-bank finance companies, computer software, leather, vegetable oil, health care, printing, crude petroleum and refining, glass, mineral product and mining.

     The largest proportion of our restructured and other impaired loans was to the crude petroleum and refining, textiles, telecom and power industries. There is a risk that restructured and other impaired loans in each of these and other sectors could increase if Indian economic conditions deteriorate, there is a negative trend in global commodity prices or projects under implementation are unable to achieve profitable commercial operations.

     Crude petroleum and refining. At year-end fiscal 2005, we had classified
54.5% of our total loans to the crude petroleum and refining sector as restructured loans. Restructured loans include loans to a large private sector refinery project, the implementation of which was delayed due to natural calamities and other factors, resulting in an overrun in the cost of the project compared to the original appraised cost. The Corporate Debt Restructuring Forum has approved the restructuring of this project. See "Overview of the Indian
Financial Sector - Recent Structural Reforms - Corporate Debt Restructuring
Forum".

     Textiles. Over the last few years, the textiles sector was adversely affected by the impact of erratic monsoons on cotton production, the South-east
Asian economic crisis, the small economic size and unviable capacity of several textile units and competitive pressures from other low cost textile producing countries. A substantial portion of our loans to this sector has been classified as impaired. At year-end fiscal 2005, we had classified 47.7% of our gross loans in this sector as restructured loans and 2.3% as other impaired loans.

     Telecommunications. At year-end fiscal 2005, we had classified 64.0% of our gross loans in this sector as restructured loans. Our restructured loans in this sector mainly include loans to a specific group of companies that have been restructured under the Corporate Debt Restructuring Forum.

     Power. At year-end fiscal 2005, we classified 8.7% of our total loans to the power sector as restructured loans and 40.2% as other impaired loans. Other impaired loans primarily include loans to a large private sector power generation project in the state of Maharashtra, the implementation of which was suspended on account of a dispute between the power project and the purchaser, the state electricity board. By consent of the parties, the High Court of
Judicature at Bombay has allowed the sale of the assets of the project to a newly constituted company and ordered the distribution of the sale proceeds amongst the secured lenders to the project, including us.

      Interest Foregone

      The following table sets forth, for the periods indicated, the amount of interest foregone by us in respect of loans on which accrual of interest was suspended at the respective fiscal year-end.

                                                        Interest foregone
                                                          (in billions)
                                                        -----------------
Fiscal 2001.............................................Rs. 14.3  US$ 0.3
Fiscal 2002.............................................    16.1      0.4
Fiscal 2003.............................................    17.9      0.4
Fiscal 2004.............................................    12.9      0.3
Fiscal 2005.............................................    10.9      0.3

      During fiscal 2005, interest income of Rs. 6.4 billion (US$ 147 million)
was recognized on impaired loans on a cash basis.

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

     We work closely with other banks and financial institutions and use outside experts and specialized agencies for due diligence, valuation and legal advice to expedite early resolution. We also seek to leverage our corporate relationships to facilitate quicker resolution of impaired loans.

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

   Allowance for Loan Losses

     The following table sets forth, at the dates indicated, movement in our allowances for loan losses.

                                                                                    At March 31,
                                                     --------------------------------------------------------------------------
                                                        2001         2002        2003         2004               2005
                                                     --------------------------------------------------------------------------
                                                                                   (in millions)
      Aggregate allowance for loan losses
   at the beginning of the year..................... Rs. 34,085   Rs. 33,035   Rs. 36,647   Rs. 54,219   Rs. 66,767   US$ 1,531
Less: Effect of deconsolidation of
   subsidiary on allowance for loan losses..........       (747)           -            -            -            -           -
Add: Effect of reverse acquisition on
   allowance for loan losses........................          -            -        1,297            -            -           -
Add: Provisions for loan losses
  Wholesale banking(1)..............................      9,097        9,069       16,601       18,940       14,011         321
  Working capital finance...........................        479          513        2,237           77         (560)        (13)
  Leasing and related activities (2)................        249            6          231          (48)         348           8
  Others (3)........................................         67          155          580        1,086          878          20
Total provisions for loan losses, net of
  releases of provisions as a result of
  cash collections.................................. Rs.  9,892   Rs.  9,743   Rs. 19,649    Rs. 20,055  Rs. 14,677   US$    336
Loans charged-off...................................    (10,195)      (6,131)      (3,374)       (7,507)     (5,544)        (127)
                                                     --------------------------------------------------------------------------
Aggregate allowance for loan losses
  at the end of the year............................ Rs. 33,035   Rs. 36,647   Rs. 54,219    Rs. 66,767  Rs. 75,900   US$  1,740
Ratio of net provisions for loan losses
  during the period to average loans outstanding....        1.7%         1.6%         3.2%          3.0%        1.8%

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

     We conduct a comprehensive analysis of our loan portfolio on a periodic basis. The analysis considers both qualitative and quantitative criteria including, among others, the account conduct, future prospects, repayment history and financial performance. This comprehensive analysis includes an account by account analysis of the corporate loan portfolio, and an allowance is made for any probable loss on each account. In estimating the allowance, we consider the net realizable value on a present value basis by discounting the future cash flows over the expected period of recovery. Further, we also consider past history of loan losses and value of underlying collateral. For further discussions on allowances for loan losses, see "Operating and Financial
Review and Prospects - Critical Accounting Policies - Allowances for Loan
Losses."

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

     Our restructured and other impaired loan portfolio largely includes project finance and other term loans. These loans are generally fully secured and have full recourse to the borrower. In most cases other than working capital finance, we have a security interest and first lien on all the fixed assets and a second lien on all the current assets of the borrower. In respect of working capital finance loans, we have a security interest and first lien on all current assets and a second lien on all fixed assets of the borrower. Security interests typically include property, plant and equipment as well as other tangible assets of the borrower, both present and future. ICICI typically lent between 60.0% and
80.0% of the appraised value of the collateral. Hence, these loans have historically been sufficiently over-collateralized so that once collateral is realized we recover a substantial amount of our loan outstanding. However, recoveries may be subject to delays of up to several years, due to the long legal process in India. This leads to delay in enforcement and realization of collateral. We maintain the impaired assets on our books for as long as the enforcement process is ongoing. Accordingly, an impaired asset may continue for a long time in our portfolio until the settlement of loan account or realization of collateral, which may be longer than US banks under similar circumstances.
While determining the allowance for loan losses we consider the time taken for realizing the collateral. Hence, while impaired loans may continue for a longer time in our portfolio we believe our allowance for loan losses on such loans is adequate.

     In fiscal 2003, the Indian Parliament passed the Securitisation and
Reconstruction of Financial Assets and Enforcement of Security Interest Act,
2002, as amended, which strengthened the ability of lenders to resolve non-performing assets by granting them greater rights as to enforcement of security and recovery of dues. See "Overview of the Indian Financial Sector -
Recent Structural Reforms - Legislative Framework for Recovery of Debts due to
Banks".

     Each portfolio of smaller-balance, homogenous loans, including consumer mortgage, installment, revolving credit and most other consumer loans, is individually evaluated for impairment. We establish an aggregate allowance for loan losses on our smaller balance homogenous (impaired and non-impaired loans)
via a process that includes an estimate of probable losses inherent in the portfolio, based upon various statistical analysis. These include migration analysis, in which historical delinquency and credit loss experience is applied to the current ageing of the portfolio, together with an analysis that reflects current trends and conditions. The use of different estimates or assumptions could produce different provisions for smaller balance homogeneous loan losses.

     For restructured and other impaired loans in excess of Rs. 100 million
(US$ 2 million), which were 88.8% of our gross restructured and other impaired loan portfolio at March 31, 2005, we followed a detailed process for each account to determine the allowance for loan losses to be provided. For the balance of smaller loans in the restructured and other impaired loan portfolio, we follow the classification detailed below for determining the allowance for loan losses.

     Settlement Cases

     In settlement cases allowances are calculated as per the scheme of settlement on an individual basis.

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

     Non-Enforcement Non-BIFR Cases and Other Loans

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

                                                                At March 31, 2005
                                                  ------------------------------------------------
                                                                  Percentage
                                                                expected to be       Impaired
                                                     Gross      realized on a       loans, net
                                                   impaired      net present      of allowance for
                                                     loans       value basis        loan losses
                                                  -----------   ---------------   ----------------
                                                         (in millions, except percentages)
Gross principal greater than Rs. 100 million..... Rs. 159,088       63.9%         Rs. 101,713
Settlement cases.................................         355       64.8                  230
Enforcement cases................................       2,651       65.2                1,729
Non-enforcement BIFR cases.......................       1,356       39.1                  530
Other loans......................................      15,781       35.4                5,583
                                                  -----------       -----         -----------
Total............................................ Rs. 179,231       61.3%         Rs. 109,785
                                                  ===========       ====          ===========

     We believe that the process for ascertaining allowance for loan losses described above adequately captures the known losses on our entire loan portfolio. We believe that our allowance for loan losses is adequate to cover all known losses in our portfolio.

Subsidiaries and Affiliates

     Prior to the amalgamation, ICICI Bank had no subsidiaries. As we are the surviving legal entity in the amalgamation, the subsidiaries and affiliates of
ICICI have become our subsidiaries and affiliates.

     The following table sets forth, for the period indicated, certain information relating to our direct subsidiaries and affiliates at year-end fiscal 2005.

                                      62

--------------------------------------------------------------------------------------------------------------------------------
                                                                      Shareholding     Total      Stockholders'
                                                                      by ICICI Bank    income         equity      Assets at
                                 Year of                              and direct      in fiscal      at March     March 31,
            Name                formation          Activities         subsidiaries     2005(1)      31, 2005(1)    2005(1)
--------------------------------------------------------------------------------------------------------------------------------
                                                                              (in millions, except percentages)
ICICI Securities            February         Investment banking           99.9%       Rs. 2,059     Rs. 4,600     Rs. 14,524
    Limited(2)              1993             activities
ICICI Venture Funds         January          Venture capital             100.0              733           354            464
    Management              1988             management
    Company Limited
ICICI Prudential Life       July 2000        Life insurance               74.0            6,650         3,434         45,452
    Insurance Company
    Limited(3)
ICICI Lombard               October 2000     General insurance            74.0            3,301         2,367          8,178
    General Insurance
    Company Limited(3)
ICICI Home                  May              Home and property           100.0            2,424         1,729         30,875
  Finance                   1999             financing and
    Company Limited                          marketing
ICICI International         January          Offshore fund               100.0                5            23             26
    Limited                 1996             management
ICICI Trusteeship           April            Trusteeship services        100.0                              1              2
    Services Limited        1999                                                              -
ICICI Investment            March            Investment management       100.0                7           118            123
   Management               2000
    Company Limited
ICICI Bank UK               February 2003    Commercial banking          100.0              833         4,249         43,444
    Limited
ICICI Bank Canada           September 2003   Commercial banking          100.0              111           523          7,659
ICICI Distribution Finance  October  1996    Consumer credit             100.0               50           539            630
Private Limited(4)                           financing
Prudential ICICI            June             Investment manager           45.0            1,020           921          1,104
    Asset Management        1993             for Prudential
    Company Limited(5)                       Mutual Fund
Prudential ICICI            June             Trustee company for          44.8                4             9             11
    Trust Limited(5)        1993             mutual fund

---------
(1)  All financial information is in accordance with US GAAP.
(2)  Consolidated.
(3)  The results of ICICI Prudential Life Insurance Company and ICICI Lombard
     General Insurance Company were not consolidated under US GAAP in fiscal
     2004 and fiscal 2005, due to substantive participative rights retained by the minority shareholders, and have been accounted for by the equity method.
(4)  Acquired by us in fiscal 2004. Subsequent to year-end fiscal 2005, the company merged with ICICI Home Finance Company Limited.
(5)  Subsequent to year-end fiscal 2005, ICICI Bank acquired additional 6.0%
     from Prudential plc in August 2005, taking ICICI Bank's shareholding to
     51%.

     The following table sets forth, for the period indicated, information on other significant entities required to be consolidated in our financial statements for fiscal 2005 under US GAAP.

                                      63

---------------------------------------------------------------------------------------------------------------------------
                                                                  Shareholding
                                                                  by ICICI Bank
                                                                   and venture
                                                                  capital funds                 Stockholders'
                                                                   or trusts to       Total       equity/net
                                                                 which ICICI Bank   income in      assets at    Assets at
                    Date of                                       was a majority     fiscal        March 31,    March 31,
      Name         formation             Activities                contributory      2005(1)       2005(1)       2005(1)
---------------------------------------------------------------------------------------------------------------------------
                                                                         (in millions, except percentages)

3i Infotech         October   Software consulting and                  92.5%(4)     Rs. 2,553     Rs. 1,350      Rs. 5,149
  Limited(2)(3)     1993      development and information
(Formerly ICICI               technology.
Infotech Limited)

ICICI Web Trade     December  Internet-based brokering                100.0             1,586           473          4,950
  Limited(2)(3)     1999      services.

ICICI OneSource     December  Business process outsourcing             99.6(5)          3,235         1,959          5,825
  Limited(2)(3)     2001      and call center services.

ICICI Equity        March     Investment in equity and                100.0             1,072         4,570          4,721
  Fund              2000      equity-linked securities of
                              mid sized Indian companies.

ICICI Emerging      September Investment in mid-sized and              98.9                55         3,838          3,864
  Sector Fund       2002      early stage companies across
                              sectors.

ICICI Strategic     February  Mid-sized growth companies for          100.0                71         6,119          6,120
  Investments       2003      funding capacity expansion and
  Fund                        growth.

ICICI Eco-Net       December  Investment in equity or                  92.0                (8)          723            723
  Internet &        2000      equity-linked securities of
  Technology Fund             early stage, unlisted internet
                              and technology companies.

---------
(1)  All financial information is in accordance with US GAAP.

(2)  Consolidated.

(3)  Prior to the amalgamation, ICICI's entire interest in ICICI Web Trade
     Limited and majority interest in 3i Infotech Limited were transferred to
     ICICI Information Technology Fund and ICICI Equity Fund respectively. The majority interest in ICICI OneSource Limited and 3i Infotech Limited is
     currently held by ICICI Strategic Investments Fund and the minority interest by ICICI Bank.

(4)  The shareholding by ICICI Bank and venture capital funds or trusts to which ICICI Bank is a contributory was 54.3% at June 30, 2005.

(5)  Represents equity shareholding by ICICI Bank, and venture capital funds or trusts to which ICICI Bank was a contributory. The shareholding by ICICI
     Bank and venture capital funds or trusts to which ICICI Bank is a contributory, on a fully diluted basis (i.e. assuming conversion of participatory optionally convertible preference shares into equity) was approximately 61.3% at year-end fiscal 2005.

     At year-end fiscal 2005, all of our subsidiaries and affiliated companies and entities consolidated or accounted for under the equity method under US
GAAP, were incorporated or organized in India, except the following 16 companies:

     o    ICICI Securities Holdings Inc., incorporated in the US;

     o    ICICI Securities Inc., incorporated in the US;

     o    ICICI Bank UK Limited, incorporated in the United Kingdom;

     o    ICICI Bank Canada, incorporated in Canada;

     o    3i Infotech Inc., incorporated in the US;

     o    3i Infotech Pte. Limited, incorporated in Singapore;

     o    3i Infotech Pty. Limited, incorporated in Australia;

     o    3i Infotech SDN BHD, incorporated in Malaysia;

     o    Semantik Solutions GmbH, incorporated in Germany;

     o    ICICI International Limited, incorporated in Mauritius;

     o    ICICI OneSource Limited, USA, incorporated in the US;

     o    ICICI OneSource Limited, UK, incorporated in the United Kingdom; and

     o    First Ring Incorporated, incorporated in the US;

     o    Accounts Solutions Group, LLC, incorporated in US;

     o    Pipal research Corporation, incorporated in the US;

     o    Sherpa Business Solutions Inc., incorporated in the United States

     ICICI Securities Holdings Inc. is a wholly-owned subsidiary of ICICI
Securities and ICICI Securities Inc. is a wholly-owned subsidiary of ICICI
Securities Holdings Inc. ICICI Securities Holdings Inc. and ICICI Securities
Inc. are consolidated in ICICI Securities' financial statements.

     3i Infotech Inc. and 3i Infotech Pte. Limited are wholly-owned subsidiaries of 3i Infotech Limited and are consolidated in its financial statements. 3i Infotech SDN BHD is a subsidiary of 3i Infotech Pte. Limited and is accounted for by the equity method in the financial statements of 3i
Infotech Limited. During fiscal 2005, 3i Infotech Limited transferred its entire holding in 3i Infotech Pty. Limited to 3i Infotech Inc., US. Semantik
Solutions GmbH is a joint venture between 3i Infotech Limited, Fraunhofer ISST and Innova Business Development and Holding GmbH. The shareholding of 3i
Infotech Limited in Semantik Solutions GmbH is 50.0%. The financials of
Semantik Solutions GmbH are consolidated in the financial statements of 3i
Infotech Limited.

     ICICI OneSource Limited, USA and ICICI OneSource Limited, UK are both wholly-owned subsidiaries of Customer Asset India Private Limited, which is a wholly-owned subsidiary of ICICI OneSource Limited. ICICI OneSource Limited
also holds 99.8% of the equity shareholding of First Ring Incorporated. First
Ring Incorporated holds 100% in Accounts Solutions Group. In fiscal 2005 ICICI
OneSource Limited acquired 51% voting interest in Pipal Research Corporation, a
US company. Pipal Research Corporation wholly owns Satvik Research and
Analytics India Private Limited, a company incorporated in India. ICICI
OneSource Limited, through its subsidiary company First Ring Inc, USA acquired all voting rights in Accounts Solutions Group, LLC, a US company. ICICI
OneSource Limited also acquired a 90.01% voting interest in Rev IT Systems
Private Limited, a company incorporated in India. Rev IT Systems Private
Limited wholly owns Sherpa Business Solutions Inc, a US company.

     In fiscal 2005, ICICI Venture signed a 50:50 joint venture with Tishman
Speyer Properties for pursuing development of commercial, residential and retail properties throughout India.

     Subsequent to year-end fiscal 2005, we acquired Investitsionno-Kreditny
Bank, a Russian bank with total assets of approximately US$ 4.4 million at year-end fiscal 2005. The value of this transaction is not material to our overall results. In September 2005, 3i Infotech Limited acquired Innovative
Business Solutions Inc., a US based specialty IT solutions company, for an aggregate consideration of US$ 3.6 million.

Technology

     We continue to endeavor to be at the forefront of usage of technology in the financial services sector. We strive to use information technology as a strategic tool for our business operations, to gain a competitive advantage and to improve our overall productivity and efficiency. Our technology initiatives are aimed at enhancing value, offering customers enhanced convenience and improved service while optimizing costs. Our focus on technology emphasizes:

     o    Electronic and online channels to:
          o    offer easy access to our products and services;
          o    reduce distribution and transaction costs;
          o    reach new target customers;
          o    enhance existing customer relationships; and
          o    reduce time to market.

     o    Application of information systems to:
          o    manage our large scale of operations efficiently;
          o    effectively market to our target customers;
          o    monitor and control risks;
          o    identify, assess and capitalize on market opportunities; and
          o    assist in offering improved products to customers.

     We also seek to leverage our domestic technology capabilities in our international operations.

     Technology Organization

     While we have dedicated technology groups for our products and services for retail and corporate customers, our enterprise-wide technology initiatives are coordinated by the Technology Management Group. The retail and corporate technology groups review the individual requirements of the various business groups while the technology management group aggregates the requirements of various business groups to ensure enterprise-wide consistency.

     Banking Application Software

     We use a banking application software that is flexible and scaleable and allows us to effectively and efficiently serve our growing customer base. Our upgraded core banking software is enabled with multi-currency features. A central stand-in server provides services all days of the week, throughout the year, to delivery channels. The server stores the latest customer account balances, which are continuously streamed from the core-banking database. We have a data center in Mumbai for centralized data base management, data storage and retrieval.

     Electronic and Online Channels

     We use a combination of physical and electronic delivery channels to maximize customer choice and convenience, which has helped the differentiation of our products in the marketplace. Our branch banking software is flexible and scaleable and integrates well with its electronic delivery channels. Our ATMs are sourced from some of the world's leading vendors. These ATMs work with the branch banking software. At year-end fiscal 2005, we had 1,910 ATMs across
India. We were one of the first banks to offer online banking facilities to our customers. We now offer a number of online banking services to our customers for both corporate and retail products and services. Our telephone banking call centers employ approximately 2,600 phone banking officers, across two locations, at Mumbai and Hyderabad, which are operational round the clock.
These telephone banking call centers use an Interactive Voice Response System.
The call centers are based on the latest technology and provide an integrated customer database that allows the call agents to get a complete overview of the customer's relationship

with us. The database enables customer segmentation and assists the call agent in identifying cross-selling opportunities.

     We offer mobile banking services in India in line with our strategy to offer multi-channel access to our customers. This service has now been extended to all mobile telephone service providers across India and non-resident Indian customers in the United States of America, the United Kingdom, the Middle East
and Singapore.

     High-Speed Electronic Communications Infrastructure

     We have a nationwide data communications network linking all our channels and offices. The network design is based on a mix of dedicated leased lines and satellite links to provide for reach and redundancy, which is imperative in a vast country like India. The communications network is monitored 24 hours a day using advanced network management software. We are moving towards multi protocol label switching (MPLS) as an alternative to lease lines, thus ensuring redundancy.

     Operations relating to Commercial Banking for Corporate Customers

     We have successfully centralized our corporate banking back office operations and rolled out a business process management solution to automate our activities in the areas of trade services and general banking operations.
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

     Customer Relationship Management

     We have implemented a customer relationship management solution for automation of customer handling in all key retail products. The solution helps in tracking and timely resolution of various customer queries and issues. The solution has been deployed at the telephone banking call centers as well as a large number of branches.

     Data Warehousing and Data Mining

     We have a data warehouse for customer data aggregation. This data warehouse also provides a platform for data mining initiatives. We have implemented an Enterprise Application Integration initiative across our retail and corporate products and services, to link various products, delivery and channel systems. This initiative underpins our multi-channel customer service strategy and seeks to deliver customer related information consistently across access points. It is also aimed to l provide us with the valuable information to compile a unified customer view and creates various opportunities associated with cross-selling other financial products.

     Data center and disaster recovery system

     While our primary data center is located in Mumbai, a separate disaster recovery data center has been set up in another city and is connected to the main data center in Mumbai. The disaster recovery data center can host critical banking applications in the event of a disaster at the primary site.

Competition

     As a result of the acquisition of Bank of Madura, we became and continue to be the largest private sector bank in India and as a result of the amalgamation, we became and continue to be the second largest bank in India, in terms of total assets. We face competition in all our principal areas of business from Indian and foreign commercial banks, housing finance companies, mutual funds and investment banks. We are the largest private sector bank in
India and the second largest bank among all banks in the country, in terms of total assets, with total assets of Rs. 1,863.4 billion (US$ 42.7 billion) at year-end fiscal 2005. We seek to gain a competitive advantage over our competitors through our larger size and scale of operations and by offering innovative products and services, the use of technology, building customer relationships and developing a team of highly motivated and skilled employees.
We

evaluate our competitive position separately in respect of our products and services for retail and corporate customers.

   Commercial banking products and services for retail customers

     In the retail markets, competition is primarily from Indian commercial banks and housing finance companies. Foreign banks have product and delivery capabilities but are likely to focus on limited customer segments and geographical locations since they have a smaller branch network than Indian commercial banks. Foreign banks in the aggregate had only 220 branches in India at the end of March 2005. Indian commercial banks have wide distribution networks but relatively less strong technological and marketing capabilities.
We seek to compete in this market through a full product portfolio, effective distribution channels, which include agents, robust and centralized credit processes and collection mechanisms, experienced professionals and superior technology.

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

     Our insurance joint ventures face competition from existing dominant public sector players as well as new private sector players. We believe that the key competitive strength of our insurance joint ventures is the combination of our experience in the Indian financial services industry with the global experience and skills of our joint venture partners. We believe that ICICI
Prudential Life Insurance Company and ICICI Lombard General Insurance Company
have built strong product, distribution and risk management capabilities, achieving market leadership positions in their respective businesses. ICICI
Prudential Life Insurance Company had a market share of 34% in new business written (excluding group insurance) by private sector life insurance companies in India during fiscal 2005. ICICI Lombard General Insurance had a market share of 25% among private sector general insurance companies in India during fiscal
2005.

Employees

     At year-end fiscal 2005 we had 30,515 employees, compared to 18,942 employees at year-end fiscal 2004 and 15,179 employees at year-end fiscal 2003.
Of these, 18,029 employees at year-end fiscal 2005 were employed by ICICI Bank, an increase from 13,549 at year-end fiscal 2004 and 10,617 at year-end fiscal
2003. Of our 30,515 employees at year-end fiscal 2005, 8,126 were professionally qualified, holding degrees in management, accountancy, engineering, law, computer science, economics or banking.

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

     We continue to attract graduates from the premier business schools of the country. We dedicate significant amount of senior management time to ensure that employees remain highly motivated and perceive the organization as a place where opportunities abound, innovation is fuelled, teamwork is valued and success is rewarded. Employee compensation is clearly tied to performance and we encourage the involvement of our employees in our overall performance and profitability through profit sharing incentive schemes based on the financial results. A revised performance appraisal system has been implemented to assist management in career development and succession planning.

     ICICI Bank has an employee stock option scheme to encourage and retain high performing employees. Pursuant to the employee stock option scheme as amended by the Scheme of Amalgamation and further amended in September 2004, up to 5.0% of the aggregate of our issued equity shares at the time of grant of the stock options can be allocated under the employee stock option scheme. The stock option entitles eligible employees to apply for equity shares. The grant of stock options is approved by ICICI Bank's board of directors on the recommendations of the Board Governance and Remuneration Committee. The
eligibility of each employee is determined based on an evaluation of the employee including employee's work performance, technical knowledge and leadership qualities. Moreover, ICICI Bank places considerable emphasis and value on its policy of encouraging internal communication and consultation between employees and management. See also "Management - Compensation and
Benefits to Directors and Officers - Employee Stock Option Scheme."

     ICICI Bank has training centers, where various training programs designed to meet the changing skill requirements of its employees are conducted. These training programs include orientation sessions for new employees and management development programs for mid-level and senior executives. The training centers regularly offers courses conducted by faculty, both national and international, drawn from industry, academia and

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

                                                  At March 31,
------------------------------------------------------------------------------------
                                  2003                2004              2005
                                      % to                 % to               % to
                             Number   total     Number     total     Number   total
------------------------------------------------------------------------------------

ICICI Bank.................. 10,617    69.9%   13,549       71.5%    18,029    59.1%
ICICI OneSource.............  2,056    13.5     3,902       20.6      5,856    19.1
ICICI Home Finance..........  1,302     8.6         -(1)       -      4,324    14.2
3i Infotech.................    147     1.0     1,141        6.0      1,813     5.9
ICICI Securities............    927     6.1       146        0.8        172     0.6
Others......................    130     0.9       204        1.1        321     1.1
                            --------------------------------------------------------
Total number of employees... 15,179   100.0%   18,942      100.0%    30,515   100.0%
                            ========================================================

---------
(1)  All employees of ICICI Home Finance became employees of ICICI Bank in
     August 2003.

     The increase in number of employees in fiscal 2005 was primarily in ICICI
Bank and ICICI Home Finance, which have grown their distribution and operations capabilities and ICICI OneSource, as a result of both organic and inorganic growth in its business.

     The following table sets forth, the approximate number of employees in
ICICI Bank and its consolidated subsidiaries and other consolidated entities at
August 31, 2005.

                                      --------------------------
                                        Number       % to total
                                      --------------------------
ICICI Bank..........................    22,406         60.5%
ICICI OneSource.....................     7,363         19.9
ICICI Home Finance..................     4,694         12.7
3i Infotech.........................     1,915          5.2
ICICI Securities....................       173          0.5
Others..............................       451          1.2
                                      --------------------------
                                        37,002        100.0%
                                      ==========================

     The increase in number of employees during the period April 1 to August
31, 2005 was primarily on account of an increase in recruitment of employees by
ICICI Bank, ICICI Home Finance and ICICI OneSource.

     The results of ICICI Prudential Life Insurance Company and ICICI Lombard
General Insurance Company have been accounted for under the equity method due to substantive participative rights retained by the minority shareholders. ICICI
Prudential Life Insurance had 5,186 employees at year-end fiscal 2005 and 6,083 employees at August 31, 2005 compared to 3,298 employees at year-end fiscal
2004. ICICI Lombard General Insurance had 1,249 employees at year-end fiscal
2005 and 1,525 employees at August 31, 2005 compared to 555 employees at year-end fiscal 2004.

Properties

     Our registered office is located at Landmark, Race Course Circle, Vadodara
390 007, Gujarat, India. Our corporate headquarters are located at ICICI Bank
Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, India.

     We had a principal network consisting of 510 branches, 52 extension counters and 1,910 ATMs at year-end fiscal 2005. These facilities are located throughout India. 40 of these facilities are located on properties owned by us, while the remaining facilities are located on leased properties. In addition to the branches, extension counters and ATMs, We have 18
controlling/administrative offices including the registered office at Vadodara and the corporate headquarters at Mumbai, 14 regional processing centers in various cities and one central processing center at Mumbai. We also have one offshore banking unit each at Mumbai, Singapore and Bahrain. We have 873 apartments for our employees. We also provide residential and holiday home facilities to employees at subsidized rates.

     The net book value of all properties and equipment at year-end fiscal 2005 was Rs. 26.1 billion (US$ 597 million).

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

     At year-end fiscal 2005, we had been assessed an aggregate of Rs. 28.0 billion (US$ 642 million) in excess of the provision made in our accounts, in income tax, interest tax, wealth tax and sales tax demands by the government of
India's tax authorities for past years. We have appealed each of these tax demands. Based on consultation with counsel and favourable decisions in our own or other cases as set out below, management believes that the tax authorities are not likely to be able to substantiate their income tax, interest tax, wealth tax and sales tax assessment and accordingly has not provided for these tax demands at year-end fiscal 2005

     o    We have received favorable decisions from the appellate authorities with respect to Rs. 1.4 billion (US$ 33 million) of the assessment.
          The income tax authorities have appealed these decisions to higher appellate authorities and the same are pending adjudication.

     o    In our appeal of the assessment of sales tax aggregating to Rs. 923 million (US$ 21 million), we are relying on a favorable decision of the Supreme Court of India in respect of a writ petition filed by us.

     o    In our appeal of the assessments of income tax, interest tax and wealth tax aggregating to Rs 25.6 billion (US$ 587 million), we are relying on favorable precedents of the appellate court and expert opinions.

     Of the Rs. 28.0 billion (US$ 642 million), Rs. 11.1 billion (US$ 254 million) relates to the disallowance of depreciation claim on leased assets.
This is an industry wide issue involving multiple litigations across the country. In respect of depreciation claimed by us for fiscal 1993 on two sale and lease back transactions, the Income Tax Appellate Tribunal, Mumbai held in
August 2003 that these transactions were tax planning tools and no depreciation was allowable. As the Income Tax Appellate Tribunal's decision is based on the facts of two specific transactions, we believe that the Income Tax Appellate
Tribunal's decision will not have an adverse tax impact on other sale and lease back transactions entered into by us. The tax impact of this decision is Rs.
189 million (US$ 4 million). We have appealed against this decision and based on judicial precedents and recent decisions of the Supreme Court and based on consultation with senior tax counsel and expert advice, we believe that we will receive a favorable decision in the matter. Moreover, the lease agreements provide for variation in the lease rental to offset any loss of depreciation benefit to us. Accordingly, we have not provided for this tax demand but have disclosed it as a contingent liability in the financial statements.

     At August 31, 2005, there were 17 litigations (each involving a claim of
Rs. 10.0 million and more) against us, in the aggregate amount of approximately
Rs. 80.4 billion (US$ 1.8 billion) (to the extent quantifiable and including amounts claimed jointly and severally from us and other parties). At August 31,
2005, two litigations were pending

against our directors in an aggregate amount of Rs. 56.3 billion (US$ 1.3 billion) (to the extent quantifiable). There were three litigations where amounts claimed from us are Rs. 1.0 billion (US$ 23 million) or higher:

     o    In April 1999, ICICI filed a suit before the High Court of Judicature at Bombay against Mardia Chemicals Limited for recovery of amounts totaling Rs. 1.4 billion (US$ 32 million) due from Mardia Chemicals.
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
          Kamath, Managing Director & CEO and Ms. Lalita D. Gupte, Joint
          Managing Director, for an amount of Rs. 56.3 billion (US$ 1.3 billion) on the grounds that Mardia Chemicals had allegedly suffered financial losses on account of ICICI's failure to provide adequate financial facilities, ICICI's recall of the advanced amount and
          ICICI's filing of a recovery action against it. The city civil court held that the suit should have been filed in the pending proceedings before the Debt Recovery Tribunal, Mumbai. Mardia Chemicals filed an appeal before the High Court of Gujarat, which dismissed the appeal and ordered that the claim against ICICI Bank be filed before the
          Debt Recovery Tribunal, Mumbai and the claim against Mr. K.V. Kamath and Ms. Lalita D. Gupte be continued before the city civil court at
          Ahmedabad. The Debt Recovery Tribunal has admitted the counterclaim filed by Mardia Chemicals Limited. In June 2003, the promoters of
          Mardia Chemicals in their capacity as guarantors of loans given by
          ICICI to Mardia Chemicals filed a civil suit in the city civil court at Ahmedabad against ICICI Bank for an amount of Rs. 20.8 billion
          (US$ 477 million) on the grounds of loss of investment and loss of profit on investment. ICICI Bank has filed its reply seeking dismissal of the suit and the matter is currently pending before the
          City Civil Court, Ahmedabad.

     o    In March 1999, ICICI filed a suit in the Debt Recovery Tribunal,
          Delhi against Esslon Synthetics Limited and its Managing Director (in
          his capacity as guarantor) for recovery of amounts totaling Rs. 169 million (US$ 4 million) due from Esslon Synthetics. In May 2001, the guarantor filed a counter-claim for an amount of Rs. 1.0 billion (US$
          23 million) against ICICI and other lenders who had extended financial assistance to Esslon Synthetics on the grounds that he had been coerced by officers of the lenders into signing an agreement between LML Limited, Esslon Synthetics and the lenders on account of which he suffered, among other things, loss of business. Esslon
          Synthetics Limited has filed an application to amend the counterclaim in January 2004. ICICI Bank has filed its reply to the application for amendment. The application has been partly heard and is listed for further arguments.

     o    ICICI had filed a recovery suit in 2001 in the Debt Recovery
          Tribunal, Mumbai against Dynamic Logistics Limited for Rs. 350 million (US$ 8 million). Dynamic Logistics Limited filed a counterclaim for Rs. 1.3 billion (US$ 30 million) in the Debt
          Recovery Tribunal, Mumbai. The matter is currently pending for hearing.

     Management believes, based on consultation with counsel, that the legal proceedings instituted by each of Mardia Chemicals, Esslon Synthetics and
Dynamic Logistics Limited against us are frivolous and untenable and their ultimate resolution will not have a material adverse effect on our results of operations, financial condition or liquidity. Based on a review of other litigations with legal counsel, management also believes that the outcome of such other matters will also not have a material adverse effect on our consolidated financial position, results of operations or cashflows.

     An arbitration proceeding in London that had been brought against us and other Indian lenders in connection with loans to a large power generation project in the state of Maharashtra with a claim in an aggregate amount of US$
534 million, has since been withdrawn and the matters relating to this arbitration proceeding treated as closed.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following tables set forth our summary financial and operating data on a consolidated basis. The summary data for fiscal 2003, fiscal 2004 and fiscal
2005 have been derived from our audited consolidated financial statements as of the end of and for each of these years prepared in accordance with US GAAP. The summary data for ICICI for fiscal 2001 and fiscal 2002 have been derived from the audited consolidated financial statements of ICICI as of the end of and each of these fiscal years prepared in accordance with US GAAP. Our consolidated financial statements for fiscal 2005 and fiscal 2004 including our consolidated statement of operations, consolidated statement of cash flows and consolidated statement of stockholders' equity and other comprehensive income were audited by
KPMG India, independent accountants.

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

     On the date of amalgamation, ICICI held a 46% ownership interest in ICICI
Bank. Accordingly, the acquisition of the balance 54% ownership interest was accounted for as a step acquisition. Following the acquisition, the 46%
ownership interest held by ICICI in ICICI Bank was recorded as treasury stock at its historical carrying value. In September 2002, the treasury stock was sold to institutional investors for Rs. 13.2 billion (US$ 302 million). The difference between the sale proceeds and the carrying value, net of related tax effects of
Rs. 599 million (US$ 14 million), was recognized in the statement of stockholders' equity as a capital transaction.

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

                                                                             Year ended March 31,
                                         ----------------------------------------------------------------------------------------
                                             2001            2002          2003           2004           2005             2005(1)
                                         ------------- -------------   -------------  -------------  ------------   -------------
                                                               (in millions, except per common share data)
Selected income statement data:
Interest income.....................     Rs. 79,759     Rs. 78,600      Rs. 97,714     Rs. 90,688    Rs. 91,775     US$  2,105
Interest expense....................        (67,893)       (69,520)        (83,208)       (72,375)      (68,409)        (1,569)
                                         -----------    -----------     -----------    -----------   -----------    -----------
Net interest income.................         11,866          9,080          14,506         18,313        23,366            536
Dividends...........................            345            267             389            431           485             11
                                         -----------    -----------     -----------    -----------   -----------    -----------
Net interest income,
  including dividends...............         12,211          9,347          14,895         18,744        23,851            547
Provisions for loan losses..........         (9,892)        (9,743)        (19,649)       (20,055)      (14,677)          (336)
                                         -----------    -----------     -----------    -----------   -----------    -----------
Net interest income/(loss),
  including dividends, after
  provisions for loan losses........          2,319           (396)         (4,754)        (1,311)        9,174            211
Non-interest income.................          9,243          8,148          13,253         36,678        34,645            795
                                         -----------    -----------     -----------    -----------   -----------    -----------
Net revenue.........................         11,562          7,752           8,499         35,367        43,819          1,006
Non-interest expense................         (5,479)        (7,596)        (18,609)       (27,101)      (33,089)          (759)
Equity in earnings/(loss)
  of affiliates.....................            735            294            (958)        (1,437)         (577)           (13)
Minority interest...................              1             83              24             28            14              -
                                         -----------    -----------     -----------    -----------   -----------    -----------
Income/(loss) before income
  taxes and cumulative effect
  of accounting changes.............          6,819            533         (11,044)         6,857        10,167            234
Income tax (expense)/benefit........           (189)          (251)          3,061         (1,638)       (1,637)           (38)
                                         -----------    -----------     -----------    -----------   -----------    -----------
Income /(loss) before
  cumulative effect of
  accounting changes,
  net of tax........................          6,630            282          (7,983)         5,219         8,530            196
Cumulative effect of
  accounting changes, net
  of tax(2).........................              -          1,265               -              -             -              -
                                         ----------    ------------   --------------  ------------   -----------    ----------
Net income/ (loss)..................     Rs.  6,630    Rs.   1,547    Rs.   (7,983)   Rs.   5,219    Rs.  8,530     US$    196
                                         ==========    ============   ==============  ============   ===========    ==========

Per common share(3)
Net income/(loss) from continuing
  operations - Basic(4).............     Rs.  16.88    Rs.    3.94    Rs.   (14.18)   Rs.    8.50    Rs.  11.72     US$   0.27
Net income/(loss) from continuing
  operations - Diluted(5)...........          16.81           3.94          (14.18)   Rs.    8.43    Rs.  11.60           0.27
Dividends(6)........................          11.00          22.00               -           7.50          7.50           0.17
Book value..........................         193.35         181.70          150.42         153.35        173.73           3.98
Common shares outstanding
  at end of period (in
  millions of common shares)........            393            393             613            616           737              -
Weighted average common
  shares outstanding -
  Basic (in millions of
  common shares)....................            393            393             563            614           728              -
Weighted average common
  shares outstanding -
  Diluted (in millions
  of common shares).................            393            393             563            619           734              -

----------
(1)  Rupee amounts for fiscal 2005 have been translated into US dollars using the noon buying rate of Rs. 43.62 = US$ 1.00 in effect on March 31, 2005.

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

(3)  For fiscal years 2001 and 2002, based on the exchange ratio of 1:2 in which the shareholders of ICICI were issued shares of ICICI Bank, number of shares has been adjusted by dividing by two. Hence, these numbers are different from the numbers reported in the annual report on Form 20-F for fiscal 2002.

(4)  Represents net income/(loss) before dilutive impact.

(5)  Represents net income/(loss) adjusted for full dilution. All convertible instruments are assumed to be converted to common shares at the beginning of the year, at prices that are most advantageous to the holders of these instruments Options to purchase 2,546,675, 7,015,800, 12,610,275 and
     1,098,225 equity shares granted to employees at a weighted average exercise price of Rs. 226.0, Rs. 81.3, Rs. 154.7 and Rs. 266.6 were outstanding in fiscal 2001, 2002, 2003 and 2004, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares during the period. In fiscal 2003, we reported a net loss and accordingly all outstanding options at year-end fiscal 2003 are anti-dilutive.

(6)  In India, dividends for a fiscal year are normally declared and paid in the following year. The same was true for ICICI until fiscal 2001. However, the interim dividend for fiscal 2002 was paid by ICICI during fiscal 2002. We declared a dividend of Rs. 7.50 per equity share for fiscal 2003 and fiscal
     2004, which was paid out in August 2003 and September 2004, i.e., in fiscal
     2004 and fiscal 2005 respectively. We declared a dividend of Rs. 8.50 per equity share for fiscal 2005, which was paid out in August 2005, i.e., fiscal 2006. The dividend per equity share shown above is based on the total amount of dividends paid out on the equity shares during the year, exclusive of dividend tax. This was different from the dividend declared for the year. In US dollars, the dividend was US$ 0.19 per equity share for fiscal 2005.

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

                                                               Year ended March 31,
                                                 -------------------------------------------------
                                                  2001      2002       2003       2004       2005
                                                 ------    ------     ------     ------     ------
Selected income statement data:
Interest income................................  11.29%    10.53%      8.63%      7.14%      5.87%
Interest expense...............................  (9.61)    (9.31)     (7.35)     (5.70)     (4.37)
                                                 ------    ------     ------     ------     ------
Net interest income............................   1.68      1.22       1.28       1.44       1.50
Dividends......................................   0.05      0.04       0.03       0.03       0.03
                                                 ------    ------     ------     ------     ------
Net interest income, including dividends.......   1.73      1.25       1.32       1.48       1.53
Provisions for loan losses.....................  (1.40)    (1.31)     (1.73)     (1.58)     (0.94)
                                                 ------    ------     ------     ------     ------
Net interest income/(loss),
   including dividends, after
   provisions for loan losses..................   0.33     (0.05)     (0.42)     (0.10)      0.59
Non-interest income............................   1.31      1.09       1.17       2.89       2.22
                                                 ------    ------     ------     ------     ------
Net revenue....................................   1.64      1.04       0.75       2.79       2.81
Non-interest expense...........................  (0.78)    (1.02)     (1.64)     (2.13)     (2.12)
Equity in earnings/(loss) of affiliates........   0.10      0.04      (0.08)     (0.11)     (0.04)
Minority interest..............................   0.00      0.01       0.00       0.00       0.00
                                                 ------    ------     ------     ------     ------
Income/(loss) before income taxes and
   cumulative effect of
   accounting changes..........................   0.97      0.07      (0.98)      0.54       0.65
Income tax (expense)/benefit                     (0.03)    (0.03)      0.27      (0.13)     (0.10)
                                                 ------    ------     ------     ------     ------
Income/(loss) before cumulative
  effect of accounting changes,
  net of tax...................................   0.94      0.04      (0.70)      0.41       0.55
Cumulative effect of accounting
  changes, net of tax..........................      -      0.17          -          -          -
                                                 ------    ------     ------     ------     ------
Net income/(loss)..............................   0.94%     0.21%     (0.70)%     0.41%      0.55%
                                                 ------    ------     ------     ------     ------

                                                                           At March 31,
                                   --------------------------------------------------------------------------------------------
                                        2001           2002            2003              2004          2005           2005(1)
                                   -----------    -----------    -------------    -------------    -------------    -----------
                                                                (in millions, except percentages)
Selected balance sheet data:
Total assets...................... Rs. 739,892    Rs. 743,362    Rs. 1,180,263    Rs. 1,409,131    Rs. 1,863,447    US$  42,720
Securities........................      18,861         60,046          280,621          310,368          380,959          8,733
Loans, net(2).....................     602,023        523,601          630,421          728,520          999,858         22,922
Troubled debt restructuring
   (restructured loans), net......      32,309         77,366          122,659          121,417           95,589          2,191
Other impaired loans, net.........      20,081         33,187           55,319           28,764           14,196            325
Total liabilities.................     663,829        671,754        1,087,926        1,313,556        1,733,383         39,738
Long-term debt....................     492,882        511,458          400,812          373,449          367,499          8,425
Deposits..........................       6,072          7,380          491,290          684,955        1,016,534         23,304
Redeemable preferred stock(3).....         698            772              853              944            1,044             24
Stockholders' equity..............      75,927         71,348           92,213           94,525          127,996          2,935
Common stock .....................       3,924          3,922            6,127            6,164            7,368            169
Period average(4):
Total assets......................     706,343        746,330        1,132,638        1,269,638        1,562,983         35,832
Interest-earning assets...........     615,164        641,141          924,573        1,017,009        1,198,058         27,466
Loans, net(2).....................     570,989        591,398          606,496          662,752          799,169         18,321
Total liabilities(5)..............     631,324        670,750        1,038,377        1,173,961        1,442,117         33,061
Interest-bearing liabilities......     576,474        613,401          905,226          977,941        1,148,995         26,341
Long-term debt....................     462,916        504,103          455,347          382,674          359,724          8,247
Stockholders' equity..............      75,019         75,580           94,261           95,678          120,866          2,771
Profitability:
Net income/(loss) as
  a percentage of:

                                                                           At March 31,
                                   --------------------------------------------------------------------------------------------
                                        2001           2002            2003              2004          2005           2005(1)
                                   -----------    -----------    -------------    -------------    -------------    -----------
                                                                (in millions, except percentages)
Average total assets..............        0.94%          0.21%           (0.70)%           0.41%            0.55%             -
  Average stockholders' equity....        8.84           2.05            (8.47)            5.45             7.06              -
  Average stockholders' equity
  (including redeemable
  preferred
  stock(6)........................        8.89           2.12            (8.31)            5.50             7.08              -
Dividend payout ratio(7)..........       52.90         635.20              -              88.10            64.57              -
Spread(8)                                 1.19           0.93             1.38             1.52             1.71              -
Net interest margin(9)............        1.93           1.42             1.57             1.80             1.95              -
Cost-to-income ratio(10)..........       25.54          43.42            66.11            48.90            56.57              -
Cost-to-average assets ratio(11)..        0.78           1.02             1.64             2.13             2.12              -
Capital:                                                                                                                      -
Average shareholders'
  equity as a percentage
  of average total assets.........       10.62          10.13             8.32             7.54             7.73              -
Average stockholders'
  equity (including
  redeemable preferred stock)
  as a percentage of average
  total assets(12)................       10.95          10.23             8.39             7.61             7.80              -

                                                     At or for the year ended March 31,
                                         ------------------------------------------------------
                                          2001      2002         2003        2004         2005
                                         ------    ------       ------      ------       ------
                                                          (in percentages)
Asset quality:
Net restructured loans
  as a percentage of
  net loans...........................    5.37%    14.78%       19.45%       16.67%       9.56%
Net other impaired
  loans as a percentage
  of net loans.........................   3.34      6.34         8.77         3.95        1.42
Allowance for loan
  losses on restructured
  loans as a percentage
  of gross restructured
  loans................................  26.03     18.64        16.78        25.23       36.07
Allowance for loan losses
  on other impaired loans
  as a percentage of gross
  impaired loans.......................  51.89     34.61        33.48        42.74       52.22
Allowance for loan losses
  as a percentage of gross
  loans................................   5.20      6.54         7.92         8.40        7.06

----------

(1)  Rupee amounts at March 31, 2005 have been translated into US dollars using the noon buying rate of Rs. 43.62 = US$ 1.00 in effect at March 31, 2005.

(2)  Net of allowance for loan losses, security deposits and unearned income in respect of restructured and other impaired loans and allowances for non-impaired loan.

(3)  ICICI had issued preferred stock redeemable at face value after 20 years.
     Banks in India are not currently allowed to issue preferred stock. However, we are currently exempt from this restriction.

(4)  For fiscal years 2002, 2003, 2004 and 2005, the average balances are the average of quarterly balances outstanding at the end of March of the previous fiscal year, June, September, December and March of that fiscal year. For fiscal 2001, due to deconsolidation of ICICI Bank, the average balances are calculated as the average of quarterly balances outstanding at the end of June, September, December and March of that fiscal year.

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

(12) ICICI Bank's capital adequacy is computed in accordance with the Reserve
     Bank of India's guidelines and is based on unconsolidated financial statements prepared in accordance with Indian GAAP. At March 31, 2005,
     ICICI Bank's total capital adequacy ratio was 11.78% with a Tier 1 capital adequacy ratio of 7.59% and a Tier 2 capital adequacy ratio of 4.19%.

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements. The following discussion is based on our audited financial statements and accompanying notes, which have been prepared in accordance with
US GAAP.

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

     Indian Economy

     The rate of growth of GDP was 4.0% in fiscal 2003, 8.5% in fiscal 2004 and
6.9% in fiscal 2005. Growth in fiscal 2003 was impacted by a negative growth in the agriculture sector because of insufficient rainfall and resulting drought conditions prevailing in the country. The agriculture sector, which had recorded a negative growth of 7.0% in fiscal 2003 recorded a growth of 9.6% in fiscal
2004. In fiscal 2005, the growth of the agriculture sector declined to 1.1%
because of insufficient rainfall in many parts of the country. This was partly offset by the sustained growth of the industrial and services sectors. The industrial sector grew by 6.4% in fiscal 2003, 6.5% in fiscal 2004 and 8.3% in fiscal 2005. The services sector grew by 7.9% in fiscal 2003, 8.9% in fiscal
2004 and 8.6% during fiscal 2005.

     During the first half of fiscal 2005, there was an increase in inflationary trends in India, primarily due to the increase in oil prices as well as prices of certain commodities. The full burden of the oil price increase has not yet been passed to the Indian consumers and has been largely absorbed by the government and government owned oil marketing companies. See also "Risk Factors
- Risks Relating to India - A significant increase in the price of crude oil could adversely affect the Indian economy, which could adversely affect our business". The annual average rate of inflation measured by the Wholesale Price
Index was 6.4% during fiscal 2005 compared to 5.4% during the previous year. The average annual rate of inflation decreased to 3.0% during fiscal 2006 (through
August 27, 2005) from 8.7% during the corresponding period in the previous year.
The average annual rate of inflation measured by the Consumer Price Index for industrial workers was 4.1% for July 2005. The Indian rupee depreciated by 0.14%
against the US dollar during fiscal 2006 through September 9, 2005, moving from
Rs. 43.75 per US$ 1.00 at year-end fiscal 2005 to Rs. 43.81 per US$ 1.00 on
September 9, 2005. During fiscal 2005, the Indian rupee depreciated by 0.8%
against the US dollar. It also depreciated against the pound sterling and the euro and appreciated against the Japanese yen.

     The impact of these and other factors and the overall growth in industry, agriculture and services during fiscal 2006 will affect the performance of the banking sector as it will affect the level of credit disbursed by banks, and the overall growth prospects of our business, including our ability to grow, the quality of our assets, the value of our investment portfolio and our ability to implement our strategy.

     Banking Sector

     According to the Reserve Bank of India's data, total deposits of all scheduled commercial banks increased by 12.4% in fiscal 2003, 17.7% in fiscal
2004, 14.3% in fiscal 2005 and 8.1% in fiscal 2006 (through August 5, 2005).
Growth in deposits in fiscal 2003 includes the impact of the amalgamation, as some of ICICI's liabilities which were not included in banking deposits at year-end fiscal 2002, were included at year-end fiscal 2003. Bank credit of scheduled commercial banks grew by 14.7% in fiscal 2003, 15.5% in fiscal 2004,
29.9% in fiscal 2005 and 7.7% in fiscal 2006 (through August 5, 2005). Credit growth in fiscal 2003 included the impact of the amalgamation, as ICICI's credit was included in total banking system credit at year-end fiscal 2003 but not included at year-end fiscal 2002. The increase in credit growth during fiscal
2005 was driven by the continued growth in retail credit as well as credit to the industrial and agricultural sectors. Also, after its conversion into a scheduled commercial bank with effect from October 11, 2004, Industrial
Development Bank of India Limited's credit was included in total banking sector credit at year-end fiscal 2005. Excluding Industrial Development Bank of India
Limited's credit, bank credit of scheduled commercial banks grew at 26.0% during fiscal 2005.

     Until fiscal 2005, there was a downward movement in interest rates, barring intra-year periods when interest rates were higher temporarily due to extraneous circumstances. This movement was principally due to the Reserve Bank of India's policy of assuring adequate liquidity in the banking system and generally lowering the rate at which it would lend to Indian banks to ensure that borrowers had access to funding at competitive rates. Banks generally followed the direction of interest rates set by the Reserve Bank of India and adjusted both their deposit rates and lending rates downwards until fiscal 2005. The inflationary trends in fiscal 2005 resulted in an increase in benchmark secondary market yields on government securities. The Reserve Bank of India also increased the risk weight for housing loans from 50.0% to 75.0% and for consumer credit, including personal loans and credit cards, from 100% to 125%, as a temporary counter-cyclical measure given the rapid growth in these segments. The
Reserve Bank of India increased the cash reserve ratio to 5.0% effective October
2, 2004. However, in its mid-term review of the annual policy statement for fiscal 2005 released in October 2004, the Reserve Bank of India raised the reverse repo rate (i.e., the annualized interest earned by the lender in a repurchase transaction between a bank and the Reserve Bank of India) by 25 basis points to 4.75% in response to inflationary pressures in the economy. In the annual policy statement for fiscal 2006 announced in April 2005, the Reserve
Bank of India further raised the reverse repo rate by 25 basis points to 5.0%.
As a result of these increases, banks have also raised their deposit and lending rates. The following table sets forth the bank rate, reverse repo rate, average deposit rates and average prime lending rates of five major public sector banks for the last six fiscal years.

                                                                          Average deposit      Average prime
                                                             Reverse      rate for over one    lending rate
Fiscal year                              Bank rate           repo rate    year term (range)    (range)
--------------------------------------   ----------------    ---------    -----------------    -------------
                                         (in percentages)
2001..................................        7.0%            7.0%           8.5-10.0%          11.0-12.0%
2002..................................        6.50            6.0            8.0-8.5            11.0-12.0
2003..................................        6.25            5.0            5.25-8.50          10.75-12.00
2004..................................        6.0             4.5            5.00-6.25          10.50-11.50
2005..................................        6.0             4.75           4.25-6.25          10.25-11.00
2006 (through August 31, 2005)........        6.0             5.0            5.25-6.25          10.25-10.75

----------
Source: Reserve Bank of India: Handbook of Statistics on Indian Economy, 2002,
Annual Report 2003-2004 and Weekly Statistical Supplements and Annual Policy
Statement 2005-06.

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

     On the date of amalgamation, ICICI held 46% ownership interest in ICICI
Bank. Accordingly, the acquisition of the balance 54% ownership interest has been accounted for as a step acquisition. Following the acquisition, the 46%
ownership interest held by ICICI in ICICI Bank was recorded as treasury stock at its historical carrying value. In September 2002, the treasury stock was sold to institutional investors for Rs. 13.2 billion (US$ 302 million). The difference between the sale proceeds and the carrying value, net of related tax effects of
Rs. 599 million (US$ 14 million), was recognized in the statement of stockholders' equity as a capital transaction.

     The total purchase price for the acquisition was Rs. 14.1 billion (US$ 323 million) including fair value of common stock issued on reverse acquisition of
Rs. 12.0 billion (US$ 275 million). Intangible assets of Rs. 5.5 billion (US$
126 million), relating to customer and deposit relationships is being amortized over a period of 10 years. Goodwill recognized in this transaction was Rs. 819 million (US$ 19 million).

Effect of Other Acquisitions

     In fiscal 2005, ICICI OneSource, an entity consolidated in our US GAAP financial statements, acquired business process outsourcing and research companies in India and United States, namely, Pipal Research Corporation, RevIT systems Private Limited and Accounts Solutions Group, LLC for an aggregate cash consideration of Rs. 2,140 million (US$ 49 million). The business combination resulted in goodwill of Rs. 2,004 million (US$ 46 million) as the purchase price was more than the fair value of the assets acquired.

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
110 million (US$ 3 million). The assets of Tricolor Infotech International Inc.
amounted to Rs. 35 million (US$ 802,384). The business combination was accounted for by the purchase method and accordingly the consolidated financial statements for fiscal 2003 include the results of operations of Tricolor Infotech
International Inc. The business combination resulted in goodwill of Rs. 18 million (US$ 412,655) as the purchase price was more than the fair value of net assets acquired.

     In fiscal 2003, ICICI OneSource acquired a 100.0% ownership interest in
Customer Asset India Private Limited, a company engaged in the business of providing contact center services through its offshore contact center at
Bangalore, India for cash consideration aggregating Rs. 959 million (US$ 22 million). The business combination was accounted for by the purchase method and accordingly our consolidated financial statements for fiscal 2003 include the results of operations of Customer Asset India Private Limited. The business combination resulted in goodwill of Rs. 617 million (US$ 14 million) as the purchase price was more than the fair value of net assets acquired.

     During fiscal 2001, 3i Infotech(formerly ICICI Infotech Limited) acquired the following software development and services companies based in the United
States: Ivory International Inc., Objects Xperts Inc. and Command Systems Inc.
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

     For certain information regarding the accounting treatment of ICICI's ownership in ICICI Bank in 2001 and 2002 and the change in accounting basis for our insurance subsidiaries in fiscal 2003, see "Selected Consolidated Financial and Operating Data".

Results of Operations

     From fiscal 2002, we have experienced major changes and developments in our business and strategy. An understanding of these events and developments is necessary for an understanding of the discussion and analysis that follows.
These changes are reflected in our financial statements in connection with or since the amalgamation of ICICI Limited into ICICI Bank. The first change reflects the impact of our history upon our average cost of funds. Consequent to the amalgamation, the businesses formerly conducted by ICICI became subject for the first time to various regulations applicable to banks. These include the prudential reserve and liquidity requirements, namely the statutory liquidity ratio and the cash reserve ratio. See "Supervision and Regulation - Legal
Reserve Requirements". While we have benefited from the lower cost of funding as a bank as compared to ICICI as a non-bank financial institution, the imposition of the statutory liquidity ratio and the cash reserve ratio on the liabilities of ICICI have impacted our spread. As the average yield on investments in government of India securities and cash balances maintained with the Reserve
Bank of India is typically lower than the yield on other interest-earning assets, our net interest margin has been adversely impacted. As a result, our net interest margin has been and is expected to continue to be lower than other banks in India until we repay the borrowings of ICICI. We are expanding our deposit base and changing the mix of our liabilities away from the legacy ICICI liabilities towards the lower average cost deposits. The increase in investment in government securities has substantially increased our exposure to market risk. In a declining interest rate environment, we made gains on sale of government securities. A rise in interest rates would cause the value of our fixed income portfolio to decline and adversely affect the income from our treasury operations. See also "Risk Factors - Risks Relating to Our Business -
Our business is particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations and our financial performance."

     Another key change reflects the implementation of our strategy to grow our retail loan portfolio. The results of our implementation of this strategy can be seen in the rapid growth in the retail loan portfolio. While we cannot guarantee that growth will continue at the same rate, we see continued significant demand for retail loans.

     Long-term project finance was a major proportion of ICICI's asset portfolio and continues to be a significant portion of our loan portfolio, though we have diversified our lending towards retail loans and working capital financing. Over the past several years, we and ICICI experienced a high level of impaired loans in our loan portfolio

as a result of downturn in certain global commodity markets, increased competition in India, the high level of debt in the financing of projects and capital structures of Indian companies and high interest rates in the Indian economy during the period in which a large number of projects contracted their borrowings, as well as delays experienced in enforcement of collateral when borrowers defaulted on their obligations to us. Our loan portfolio includes loans to projects under implementation and there are risks and uncertainties associated with the timely completion and viability of these projects. Our retail loans have grown rapidly and the level of impaired loans in our retail portfolio could increase if there is a rise in unemployment, prolonged recessionary conditions and a sharp and sustained rise in interest rates in
India. See also "Risk Factors - Risks Relating to Our Business - If we are not
able to control or reduce the level of impaired loans in our portfolio, our business will suffer".

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

     Consequences of Tsunami

     The Tsunami wave which hit the east coast of India on December 26, 2004, while horrible in its human and emotional consequences, did not have a material adverse impact on our results and financial operations as our operations are concentrated in other areas of the country and in other sectors of the Indian economy. See also "Risk Factors - Risks Relating to India - Natural calamities could adversely affect the Indian economy, our business and the price of our equity shares and ADSs." In response to the crisis, we decided to facilitate contributions to the relief effort through our branches and other channels, including by waiving transaction charges, and we donated Rs. 50 million to the
Fund. In addition, our employees have made donations out of their salaries to aid the relief and rehabilitation efforts.

     Average Balance Sheet

     The average balances are the average of quarterly balances outstanding at the end of March of the previous fiscal year, June, September, December and
March of that year. The average yield on average interest-earning assets is the ratio of interest income to average interest-earning assets. The amortized portion of loan origination fees (net of loan origination costs) was included in interest income on loans, representing an adjustment to the yield. The average cost on average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. The average balances of loans include impaired loans and are net of allowance for loan losses. We did not recalculate tax-exempt income on a tax-equivalent basis because we believed that the effect of doing so would not be significant. Total interest income also includes other interest income, which is primarily interest on refund of income tax.

     The following table sets forth, for the periods indicated, the average balances of the assets and liabilities outstanding, which are major components of interest income, interest expense and net interest income.

                                                                         Year ended March 31,
                          ----------------------------------------------------------------------------------------------------------
                                             2003                                  2004                             2005
                          ----------------------------------------------------------------------------------------------------------
                                           Interest      Average                  Interest   Average              Interest   Average
                              Average      income/       yield/    Average        income/    yield/     Average    income/   yield/
                              balance      expense       cost      balance        expense     cost      balance    expense   cost
                          ----------------------------------------------------------------------------------------------------------
                                                                  (in millions, except percentages)
                          ----------------------------------------------------------------------------------------------------------
Assets:
Cash, cash equivalents
  and trading assets:
  Rupee..................    Rs. 58,204    Rs. 3,937    6.76%   Rs. 68,104      Rs. 4,483   6.58%     Rs. 63,852  Rs. 3,022    4.73%
  Foreign currency ......        15,712          195    1.24         9,404            174   1.85          28,844        620    2.15
                          --------------------------           --------------------------          -------------------------
Total cash,
  cash equivalents
  and trading assets.....        73,916        4,132    5.59        77,508          4,657   6.01          92,696      3,642    3.93
Securities--debt:
  Rupee .................       244,161       16,633    6.81       276,432         15,261   5.52         295,720     14,843    5.02
  Foreign currency ......             -            -       -           317              3   0.95          10,474        405    3.87
                          --------------------------    6.81   --------------------------   5.52   -------------------------
Total securities--debt ..       244,161       16,633                276,749        15,264                306,194     15,248    4.98

Loans, net:
  Rupee .................       541,868       70,917   13.09       592,048         64,791  10.94         692,945     64,328    9.28
  Foreign currency ......        64,628        4,163    6.44        70,704          4,430   6.27         106,223      6,640    6.25
                          --------------------------          ---------------------------          -------------------------
Total loans, net ........       606,496       75,080   12.38       662,752         69,221  10.44         799,168     70,968    8.88
Other interest income ...             -        1,869                     -          1,546      -                      1,917
Interest-earning assets:
  Rupee .................       844,233       93,356   11.06       936,584         86,081   9.19       1,052,517     84,110    7.99
  Foreign currency ......        80,340        4,358    5.42        80,425          4,607   5.73         145,541      7,665    5.27
                          --------------------------          ---------------------------          -------------------------
Total interest-earning
  assets.................       924,573       97,714   10.57     1,017,009         90,688   8.92       1,198,058     91,775    7.66
Securities--equity:
  Rupee .................        29,379          389    1.32        28,561            431   1.51          32,795        485    1.48
  Foreign currency ......             -            -       -             -              -      -               -          -      -
                          --------------------------          ---------------------------          -------------------------
Total
securities--equity.......        29,379          389    1.32        28,561            431   1.51          32,795        485    1.48
Earning assets:
  Rupee .................       873,613       93,745   10.73       965,145         86,512   8.96       1,085,312     84,595    7.79
  Foreign currency ......        80,340        4,358    5.42        80,425          4,607   5.73         145,541      7,665    5.27
                          --------------------------         ----------------------------          -------------------------
Total earning assets ....       953,953       98,103   10.28     1,045,570         91,119   8.71       1,230,853     92,260    7.50
Cash and cash
  equivalents............        45,585            -                54,929              -                73,807
Acceptances .............        26,496            -                50,706              -                82,225
Property and equipment ..        18,826            -                22,188              -                23,874
Other assets ............        87,778            -                96,245              -               152,224
                          --------------------------         ----------------------------          -------------------------
Total non-earning
assets...................       178,685            -               224,068              -               332,130
                          --------------------------         ----------------------------          -------------------------
Total assets ............ Rs. 1,132,638   Rs. 98,103         Rs. 1,269,638     Rs. 91,119          Rs. 1,562,983     92,260
                            ========================         ============================          =========================

                                                                      Year ended March 31,
                         -----------------------------------------------------------------------------------------------------------
                                          2003                                 2004                               2005
                         -----------------------------------------------------------------------------------------------------------
                                         Interest    Average                  Interest    Average               Interest     Average
                           Average       income/     yield/       Average     income/     yield/    Average     income/      Yield/
                           balance       expense     cost         balance     expense     cost      balance     expense      cost
                         -----------------------------------------------------------------------------------------------------------
Liabilities:                                                    (in millions, except percentages)
Savings account
  deposits:
  Rupee ................  Rs.   30,828   Rs.     914  2.96%  Rs.   56,843   Rs.  1,348    2.37%  Rs. 98,114    Rs.  2,178     2.22%
  Foreign currency .....            46             -  0.67             71            -    0.42          130             1      0.46
                         ---------------------------         -------------------------           ------------------------
Total savings account
  deposits .............        30,874           914  2.96         56,914        1,348    2.37        98,244        2,179      2.22
Time deposits:

                                                                      Year ended March 31,
                         -----------------------------------------------------------------------------------------------------------
                                          2003                                 2004                               2005
                         -----------------------------------------------------------------------------------------------------------
                                         Interest    Average                  Interest    Average               Interest     Average
                           Average       income/     yield/       Average     income/     yield/    Average     income/      Yield/
                           balance       expense     cost         balance     expense     cost      balance     expense      cost
                         -----------------------------------------------------------------------------------------------------------
                                                    (in millions, except percentages)

  Rupee ................       315,688        24,688  7.82        454,896       28,918    6.36       562,577       29,641      5.27
  Foreign currency .....        11,456           431  3.76         14,693          414    2.82        36,257        1,285      3.54
                         ---------------------------         -------------------------           ------------------------
Total time deposits ....       327,144        25,119  7.68        469,589       29,332    6.25       598,834       30,926      5.16
Long-term debt:
  Rupee ................       390,602        45,661 11.69        330,443       36,425   11.02       291,969       28,236      9.67
  Foreign currency .....        64,745         2,420  3.74         52,231        1,896    3.63        67,755        2,974      4.39
                         ---------------------------         -------------------------           ------------------------
Total long-term debt ...       455,347        48,081 10.56        382,674       38,321   10.01       359,724       31,210      8.68
Redeemable
  preferred stock.......           813            82 10.09            899           91   10.12           994          100     10.06
Trading account
  and other
  liabilities:
Rupee...................        75,983         8,590 11.31         48,020        2,960    6.16        47,666        3,047      6.39
  Foreign
currency................        15,065           423  2.81         19,845          323    1.63        43,533          947      2.18
                         ---------------------------         -------------------------          -------------------------
Total trading account
  and other
  liabilities ..........        91,048         9,013  9.90         67,865        3,283    4.84        91,199        3,994      4.38
Interest-bearing
  liabilities:
  Rupee ................       813,913        79,935  9.82        891,101       69,742    7.83     1,001,320       63,202      6.31
  Foreign currency .....        91,313         3,274  3.59         86,840        2,633    3.03       147,675        5,207      3.53
                         ---------------------------         -------------------------          -------------------------
Total interest-bearing         905,226        83,209  9.19        977,941       72,375    7.40     1,148,995       68,409      5.95
  liabilities...........
Non-interest-bearing
  deposits:
  Rupee ................        31,172             -               53,941            -                88,061            -
  Foreign currency .....             -             -                  149            -                   353            -
                         ---------------------------         -------------------------          -------------------------
Total
  non-interest-bearing
  deposits .............        31,172                             54,090                             88,414            -
Other liabilities ......       101,979             -              141,930            -               204,708            -
                         ---------------------------         -------------------------          -------------------------
Total
  non-interest-bearing
  liabilities ..........       133,151                            196,020                            293,122            -
Total liabilities ...... Rs. 1,038,377    Rs. 83,209         Rs.1,173,961   Rs. 72,375          Rs.1,442,117   Rs. 68,409
                         ---------------------------         -------------------------          -------------------------
Stockholders' equity.... Rs.    94,261             -         Rs.   95,678           -           Rs.  120,866            -
                         ---------------------------         -------------------------          -------------------------
Total liabilities and
  stockholders'
  equity ............... Rs. 1,132,638    Rs. 83,209         Rs.1,269,639   Rs. 72,375          Rs.1,562,983   Rs. 68,409
                         ===========================         =========================          =========================

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

                                               Fiscal 2004 vs. Fiscal 2003                   Fiscal 2005 vs. Fiscal 2004
                              ------------------------------------------------------------------------------------------------------
                                        Increase (decrease) due to                         Increase (decrease) due to
                              ------------------------------------------------------------------------------------------------------
                                                Change in      Change in                            Change in        Change in
                                                 average        average                              average          average
                               Net change        volume          rate               Net change       volume           rate
                              ------------------------------------------------------------------------------------------------------
Interest income:                                                        (in millions)
Cash, cash equivalents
   and trading assets:
   Rupee ...................   Rs.    546      Rs.   652      Rs.   (106)           Rs. (1,461)      Rs. (201)    Rs. (1,260)
   Foreign currency ........          (21)          (117)             96                   446            418             28
                              ------------------------------------------------------------------------------------------------------
Total cash,
   cash equivalents
   and trading
   assets...................           525           535             (10)               (1,015)           217         (1,232)
Securities:
   Rupee ...................        (1,372)        1,782          (3,154)                 (418)           968         (1,386)
   Foreign currency ........             3             3                -                  402            393              9
                              ------------------------------------------------------------------------------------------------------
Total securities ...........        (1,369)        1,785          (3,154)                  (16)         1,361         (1,377)
Loans:
   Rupee ...................        (6,126)        5,491         (11,617)                 (463)         9,367         (9,830)
   Foreign currency ........           267           381            (114)                2,210          2,220            (10)
                              ------------------------------------------------------------------------------------------------------
Total loans ................        (5,859)        5,872         (11,731)                1,747         11,587         (9,840)
Other interest income ......          (323)         (323)                -                 371            371              -
                              ------------------------------------------------------------------------------------------------------
Total interest income:
   Rupee ...................        (7,275)        7,602         (14,877)               (1,971)        10,505        (12,476)
   Foreign currency ........           249           267             (18)                3,058          3,031             27
                              ------------------------------------------------------------------------------------------------------
Total interest income ......   Rs.  (7,026)    Rs. 7,869      Rs.(14,895)                1,087         13,536       (12,449)
Interest expense:
Savings account deposits:
   Rupee ...................   Rs.     434     Rs.   617      Rs.   (183)                  830            916            (86)
   Foreign currency ........             -             -               -                     1              -              1
                              ------------------------------------------------------------------------------------------------------
Total savings
   account deposits ........   Rs.     434     Rs.   617      Rs.   (183)                  831            916            (85)
Time deposits:
   Rupee ...................         4,230         8,850          (4,620)                  723          5,673         (4,950)
   Foreign currency ........           (17)           91            (108)                  871            764            107
                              ------------------------------------------------------------------------------------------------------
Total time deposits ........         4,213         8,941          (4,728)                1,594          6,437         (4,843)
Long-term debt:
   Rupee ...................        (9,236)       (6,631)         (2,605)               (8,189)        (3,721)        (4,468)
   Foreign currency ........          (524)         (454)            (70)                1,078            681            397
                              ------------------------------------------------------------------------------------------------------
Total long-term debt .......        (9,760)       (7,085)         (2,675)               (7,111)        (3,040)        (4,071)
Redeemable preferred stock(1             9             9               -                     9             10             (1)
Trading account and
   other liabilities:
   Rupee ...................        (5,630)       (1,724)         (3,906)                   87            (23)           110
   Foreign currency ........          (100)           78            (178)                  624            515            109
                              ------------------------------------------------------------------------------------------------------
Total trading account
   and other
   liabilities .............        (5,730)       (1,646)         (4,084)                  711            492            219
Total interest expense:
   Rupee ...................       (10,193)        1,121         (11,314)               (6,540)         2,855         (9,395)
   Foreign currency ........          (641)         (285)           (356)                2,574          1,960            614
                              ======================================================================================================
Total interest expense .....   Rs. (10,834)    Rs.   836      Rs.(11,670)               (3,966)         4,815         (8,781)

                                               Fiscal 2004 vs. Fiscal 2003                   Fiscal 2005 vs. Fiscal 2004
                              ------------------------------------------------------------------------------------------------------
                                        Increase (decrease) due to                         Increase (decrease) due to
                              ------------------------------------------------------------------------------------------------------
                                                Change in      Change in                            Change in        Change in
                                                 average        average                              average          average
                               Net change        volume          rate               Net change       volume           rate
                              ------------------------------------------------------------------------------------------------------

Net interest income:
   Rupee ...................         2,918         6,481          (3,563)                4,569          7,650         (3,081)
   Foreign currency ........           890           552             338                   484          1,071           (587)
                              ======================================================================================================
Total net interest income ..   Rs.   3,808     Rs. 7,033      Rs. (3,225)                5,053          8,721         (3,668)
                              ======================================================================================================

----------

(1)  Banks in India are not allowed to issue preferred stock. However, we have been currently exempted from this restriction.

     Yields, Spreads and Margins

     The following table sets forth, for the periods indicated, the yields, spreads and net interest margins on interest-earning assets.

                                                                           Year ended March 31,
                                                 ---------------------------------------------------------------------------
                                                  2001             2002             2003            2004           2005
                                                 ---------------------------------------------------------------------------
                                                                         (in millions, except percentages)

Interest income.................................  Rs. 79,759      Rs. 78,600     Rs. 97,714      Rs. 90,688    Rs. 91,775
Average interest-earning assets.................     615,164         641,141        924,573       1,017,009     1,198,058
Interest expense................................      67,893          69,520         83,208          72,375        68,409
Average interest-bearing liabilities............     576,474         613,401        905,226         977,941     1,148,995
Average total assets............................     706,343         746,330      1,132,638       1,269,638     1,562,983
Average interest-earning assets as a
  percentage of average total assets............       87.09%          85.91%         81.63%          80.10%        76.65%
Average interest-bearing liabilities as a
  percentage of average total assets............       81.61           82.19          79.92           77.03         73.51
Average interest-earning assets as a
  percentage of average interest-bearing
  liabilities...................................      106.71          104.52         102.14          103.99        104.27

Yield...........................................       12.97           12.26          10.57            8.92          7.66
  Rupee.........................................       13.66           12.98          11.06            9.19          7.99
  Foreign currency..............................        9.04            7.17           5.42            5.73          5.27

Cost of funds...................................       11.78           11.33           9.19            7.40          5.95
  Rupee.........................................       12.77           12.26           9.82            7.83          6.31
  Foreign currency..............................        6.84            6.34           3.59            3.03          3.53

Spread (1)......................................        1.19            0.93           1.38            1.52          1.71
  Rupee.........................................        0.89            0.72           1.24            1.36          1.68
  Foreign currency..............................        2.19            0.84           1.84            2.69          1.74

Net interest margin (2).........................        1.93            1.42           1.57            1.80          1.95
  Rupee.........................................        1.93            1.69           1.59            1.74          1.99
  Foreign currency..............................        1.90           -0.48           1.35            2.45          1.69

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

Fiscal 2005 to Fiscal 2004

     Summary

     Net income after tax amounted to Rs. 8.5 billion (US$ 196 million) for fiscal 2005 compared to Rs. 5.2 billion (US$ 120 million) for fiscal 2004, primarily due to a 27.6% increase in net interest income (excluding dividends)
before provisions for loan losses to Rs. 23.4 billion (US$ 536 million) for fiscal 2005 from Rs. 18.3 billion (US$ 420 million) for fiscal 2004, and a decrease of 26.8% in provision for loan losses offset, in part, by a 22.1%
increase in non-interest expense.

     o    Net interest income (excluding dividends) before provisions for loan losses increased 27.6% to Rs. 23.4 billion (US$ 536 million) for fiscal 2005 from Rs. 18.3 billion (US$ 420 million) for fiscal 2004, reflecting an increase of 18.6% in the average volume of
          interest-earning assets and an increase in net interest margin by 15 basis points.

     o    Non-interest income decreased by 5.5% for fiscal 2005 to Rs. 34.6 billion (US$ 794 million) from Rs. 36.7 billion (US$ 841 million) for fiscal 2004, primarily due to a decrease in trading account revenue and a decrease in gains from securities transactions offset by an increase in income from fees, commission and brokerage.

     o    Non-interest expense increased 22.1% for fiscal 2005 to Rs. 33.1 billion (US$ 759 million) from Rs. 27.1 billion (US$ 621 million) for fiscal 2004, primarily due to a 28.9% increase in administration expenses and a 13.2% increase in salary expenses.

     o    Provisions for loan losses decreased 26.8% to Rs. 14.7 billion (US$
          336 million) for fiscal 2005 from Rs. 20.1 billion (US$ 460 million)
          for fiscal 2004 primarily due to lower additions to gross restructured and other impaired loans.

     o    Gross restructured loans decreased 7.9% to Rs. 149.5 billion (US$ 3.4 billion) at year-end fiscal 2005 from Rs. 162.4 billion (US$ 3.7 billion) at year-end fiscal 2004. Gross other impaired loans decreased
          40.8% to Rs. 29.7 billion (US$ 681 million) at year-end fiscal 2005 from Rs. 50.2 billion (US$ 1.2 billion) at year-end fiscal 2004.

     o    Total assets increased 32.2% to Rs. 1,863.4 billion (US$ 42.7 billion)
          at year-end fiscal 2005 compared to Rs. 1,409.1 billion (US$ 32.3 billion) at year-end fiscal 2004.

     Net Interest Income

     The following table sets forth, for the periods indicated, the principal components of net interest income, excluding income from dividends.

                                                    Year ended March 31,
                             -----------------------------------------------------------
                                                                            2004/2005
                                  2004           2005          2005         % change
                             -----------------------------------------------------------
                                           (in millions, except percentages)

Interest income ...........  Rs.  90,688     Rs.  91,775    US$   2,105       1.2%
Interest expense ..........      (72,375)        (68,409)        (1,569)     (5.5)
                             -----------------------------------------------------------
Net interest income,
  excluding income
  from dividends ..........  Rs.  18,313     Rs.  23,366    US$     536      27.6%
                             ===========================================================

     Net interest income (excluding dividend) increased 27.6% to Rs. 23.4 billion (US$ 536 million) in fiscal 2005 from Rs. 18.3 billion (US$ 420 million)
in fiscal 2004 reflecting mainly the following:

     o    an increase of Rs. 115.9 billion (US$ 2.7 billion) or 12.4% in the average volume of interest-earning rupee assets;

     o    an increase of Rs. 65.1 billion (US$ 1.5 billion) or 81.0% in the average volume of interest-earning foreign currency assets;

     o    an increase of 25 basis points in rupee net interest margin to 2.0% in fiscal 2005 from 1.7% in fiscal 2004

     o    a decrease of 76 basis points in foreign currency net interest margin to 1.7% in fiscal 2005 from 2.5% in fiscal 2004.

     The average volume of interest-earning rupee assets increased by 12.4% or
Rs. 115.9 billion (US$ 2.7 billion) to Rs. 1,052.5 billion (US$ 24.1 billion)
during fiscal 2005 from Rs. 936.6 billion (US$ 21.5 billion) during fiscal 2004, primarily due to the increase in the average volume of loans. The average volume of loans increased by 20.6% to Rs. 799.2 billion (US$ 18.3 billion) in fiscal
2005 from Rs. 662.8 billion (US$ 15.2 billion) in fiscal 2004. The average volume of rupee loans increased by 17.0% or Rs. 100.9 billion (US$ 2.3 billion)
to Rs. 692.9 billion (US$ 15.9 billion) at year-end fiscal 2005 from Rs. 592.0 billion (US$ 13.6 billion) at year-end fiscal 2004. This increase in average loans was primarily due to increased disbursements of retail finance loans offset, in part, by sell-down/securitization and repayments of loans. The average volume of foreign currency loans increased 50.2% to Rs. 106.2 billion
(US$ 2.4 billion) at year-end fiscal 2005 from Rs. 70.7 billion (US$ 1.6 billion) at year-end fiscal 2004.

     Our gross loans increased 35.3% to Rs. 1,075.8 billion (US$ 24.7 billion)
at year-end fiscal 2005, from Rs. 795.3 billion (US$ 18.2 billion) at year-end fiscal 2004, primarily due to the increase in gross consumer loans and credit card receivables. Gross rupee loans at year-end fiscal 2005 increased 31.3% to
Rs. 926.4 billion (US$ 21.2 billion) compared to Rs. 705.7 billion (US$ 16.2 billion) at year-end fiscal 2004. Gross consumer loans and credit card receivables at year-end fiscal 2005 increased 70.3% to Rs. 531.2 billion (US$
12.2 billion) from Rs. 311.9 billion (US$ 7.2 billion) at year-end fiscal 2004, driven by the growth in the consumer credit market and our continued strategic focus on this area. Our project and corporate finance and working capital finance loans increased 16.4% to Rs. 462.5 billion (US$ 10.6 billion) at year-end fiscal 2005 compared to Rs. 397.3 billion (US$ 9.1 billion) at year-end fiscal 2004. Gross foreign currency loans at year-end fiscal 2005 increased
66.7% to Rs. 149.3 billion (US$ 3.4 billion) compared to Rs. 89.6 billion (US$
2.1 billion) at year-end fiscal 2004 primarily due to an increase in loans at our branch in Singapore and our subsidiary in the United Kingdom.

     Investment in government of India securities increased by Rs. 50.0 billion
(US$ 1.1 billion) to Rs. 340.9 billion (US$ 7.8 million) at year-end fiscal 2005 from Rs. 291.0 billion (US$ 6.7 billion) at year-end fiscal 2004 primarily due to compliance with the statutory liquidity ratio on ICICI Bank's liabilities.

     The average volume of cash, cash equivalents and trading account assets increased by 19.6% to Rs. 92.7 billion (US$ 2.1 billion) in fiscal 2005 from Rs.
77.5 billion (US$ 1.8 billion) in fiscal 2004. Trading account assets increased by Rs. 383 million (US$ 9.0 million) to Rs. 75.5 billion (US$ 1.7 billion) at year-end fiscal 2005 from Rs. 75.2 billion (US$ 1.7 billion) at year-end fiscal
2004. Cash and cash equivalents increased by Rs. 56.7 billion (US$ 1.3 billion)
to Rs. 155.6 billion (US$ 3.6 billion) at year-end fiscal 2005 from Rs. 99.0 billion (US$ 2.3 billion) at year-end fiscal 2004.

     Total interest income (excluding dividend) increased 1.2% to Rs. 91.8 billion (US$ 2.1 billion) for fiscal 2005 from Rs. 90.7 billion (US$ 2.1 billion) for fiscal 2004 primarily due to an increase of 12.4% in the average volume of interest-earning rupee assets to Rs. 1,052.5 billion (US$ 24.1 billion) during fiscal 2005 from Rs. 936.6 billion (US$ 21.5 billion) during fiscal 2004 offset, in part, by a decline of 120 basis points in the yield on interest-earning rupee assets. The yield on interest-earning rupee assets decreased 120 basis points to 8.0% in fiscal 2005 from 9.2% in fiscal 2004.
There was a decline of 156 basis points in the yield on loans to 8.9% in fiscal
2005 from 10.4% in fiscal 2004 primarily due to origination of new loans at lower rates in line with the reduction in lending rates and the decline in our cost of funding, and a reduction in higher yield loans. The yield on our interest-earning foreign currency assets decreased to 5.3% for fiscal 2005 from
5.7% for fiscal 2004.

     Total interest expense decreased 5.5% to Rs. 68.4 billion (US$ 1.6 billion)
during fiscal 2005 from Rs. 72.4 billion (US$ 1.7 billion) during fiscal 2004 primarily due to a decline of 145 basis points in the cost of liabilities offset, in part by a 17.5% increase in average interest-bearing liabilities to
Rs. 1,149.0 billion (US$ 26.3 billion) in

fiscal 2005 from Rs. 977.9 billion (US$ 22.4 billion) in fiscal 2004. The average cost of rupee liabilities decreased 152 basis points to 6.3% in fiscal
2005 from 7.8% in fiscal 2004 primarily due to repayment of high cost borrowings. Average deposits, with an average cost of 4.2% for fiscal 2005, constituted 68.4% of total average interest-bearing liabilities compared to
59.4% of the total average interest-bearing liabilities with an average cost of
5.3% for fiscal 2004. While the average cost of long-term rupee debt decreased to 9.7% from 11.0%, the average cost of short-term rupee borrowings increased to
6.4% in fiscal 2005 compared to 6.2% in fiscal 2004. The average cost of foreign currency liabilities increased to 3.5% for fiscal 2005 from 3.0% for fiscal
2004. The foreign currency spread decreased 95 basis points to 1.7% for fiscal
2005 from 2.7% for fiscal 2004. The net interest margin increased by 15 basis points to 2.0% for fiscal 2005 from 1.8% for fiscal 2004 as rupee net interest margin increased by 25 basis points. A 1.5% decline in the cost of funds was offset, in part, by a 1.3% decline in the yield on average interest-earning assets. While our margin has increased, it still continues to be lower than that of other banks in India primarily due to maintenance of the statutory liquidity ratio and cash reserve ratio on ICICI's liabilities, which were not subject to these ratios prior to the amalgamation. The average cost of our total deposits, including non-interest bearing deposits, was 4.2% for fiscal 2005 compared to
5.3% for fiscal 2004. While our cost of deposits is in line with the cost of deposits of other banks in India, our total cost of funding is higher compared to other banks in India as a result of the higher-cost borrowings of ICICI.

     Non-Interest Income

     The following table sets forth, for the periods indicated, the principal components of non-interest income.

                                                              Year ended March 31,
                                           ---------------------------------------------------------
                                                                                         2005/2004
                                               2004          2005            2005        % change
                                           -----------   -------------   -------------  ------------
                                                      (in millions, except percentages)

Fees, commission and brokerage..........   Rs.  8,988     Rs.  15,660      US$   359      74.2%
Trading account revenue (1).............        4,433             286              7     (93.5)
Securities transactions (2).............       12,800           5,925            135     (53.7)
Foreign exchange transactions (3).......        2,061           2,130             49       3.3
Gain on sale of loans...................        4,687           5,414            124      15.5
Software development and services.......          903           1,731             40      91.7
Profit on sale of certain
  premises and equipment................          345              33              1     (90.4)
Other income............................        2,461           3,466             80      40.8
                                           -----------   -------------   -------------
Total non-interest income...............   Rs. 36,678     Rs.  34,645      US$   795      (5.5)%
                                           ===========   =============   =============

----------
(1)  Primarily reflects income from trading in government of India securities and corporate debt securities.

(2)  Primarily reflects capital gains/(losses) realized on the sale of securities, including fixed income and equity, venture capital investments and revenues from our investment banking subsidiary less other than temporary diminution.

(3)  Arises primarily from purchase and sale of foreign exchange on behalf of corporate clients and revaluation of foreign currency assets and liabilities and outstanding forward contracts.

     Non-interest income decreased by 5.5% for fiscal 2005 to Rs. 34.6 billion
(US$ 795 million), from Rs. 36.7 billion (US$ 841 million) for fiscal 2004 primarily due to a decrease in trading account revenue and income on securities transactions, offset by an increase in income from fees, commission and brokerage.

     Fees, commission and brokerage increased 74.2% to Rs. 15.7 billion (US$ 359 million) for fiscal 2005 from Rs. 9.0 billion (US$ 206 million) for fiscal 2004 with growth across all our fee generating businesses. The large increase was primarily due to growth in retail liability product income such as account servicing charges, and transaction banking fee income from small enterprises, as well as an increase in transaction banking and other fee income from corporate banking. During fiscal 2005 we increased charges and introduced new charges for some of the services that we offer to our deposit customers. During fiscal 2005 there was a significant increase in business volumes of transaction banking services such as bankers acceptances, bank guarantees and cash management services.

     Trading account revenue and gain on securities transactions decreased 64.0%
to Rs. 6.2 billion (US$ 142 million) for fiscal 2005 from Rs. 17.2 billion (US$
395 million) for fiscal 2004 as interest rates increased during this period. The yield on 10-year government of India securities increased by 152 basis points to 6.68% during fiscal 2005. During fiscal 2004, the yield on
10-year government of India securities had declined by 105 basis points as compared to March 31, 2003 and we had capitalized on this decline to realize a high level of trading account revenue and gains on fixed income securities. The level of trading account revenue and gain on securities transactions is volatile as it depends on specific market conditions which may or may not be favorable.

     In fiscal 2005, gain on the sale of loans (including credit substitutes)
increased by 15.5% to Rs. 5.4 billion (US$ 124 million) from Rs. 4.7 billion
(US$ 107 million) in fiscal 2004. We view securitization and sell-down of corporate and retail loans as a key element of our business strategy, seeking to leverage our strong origination capabilities to meet the investment requirements of other financial intermediaries that have access to funding but relatively limited origination capabilities.

     Income from software development and services increased 91.7% to Rs. 1.7 billion (US$ 40 million) for fiscal 2005 from Rs. 903 million (US$ 21 million)
for fiscal 2004 primarily due to the addition of new clients and increased sales of software products by 3i Infotech Limited (formerly ICICI Infotech Limited).

     Other income has increased on account of an increase in income from transaction processing services, earned by ICICI OneSource Limited to Rs. 3.2 billion (US$ 74 million) for fiscal 2005 from Rs. 1.8 billion (US$ 40 million)
for fiscal 2004.

     Non-Interest Expense

     The following table sets forth, for the periods indicated, the principal components of non-interest expense.

                                                           Year ended March 31,
                                       -------------------------------------------------------------
                                                                                           2005/2004
                                          2004             2005             2005           % change
                                       -------------------------------------------------------------
                                                     (in millions, except percentages)
Employee expense:
   Salaries .........................   Rs.  7,198       Rs. 10,005        US$ 229            39.0%
   Employee benefits ................        2,778            1,287             30           (53.7)
                                       -------------------------------------------
Total employee expense  .............        9,976           11,292            259            13.2
Premises and equipment expense ......        6,029            7,156            164            18.7
Administration and other expense ....       10,411           14,037            322            34.8
Amortization of goodwill
  and intangible assets  ............          685              604             14           (11.8)
                                       -------------------------------------------
Total non-interest expense  .........   Rs. 27,101           33,089        US$ 759            22.1%
                                       ===========================================

     Non-interest expense increased by 22.1% in fiscal 2005 to Rs. 33.1 billion
(US$ 759 million) from Rs. 27.1 billion (US$ 621 million) in fiscal 2004 primarily due to an increase in administration expense and salary expenses.

     Employee expenses increased 13.2% to Rs. 11.3 billion (US$ 259 million) in fiscal 2005 from Rs. 10.0 billion (US$ 229 million) in fiscal 2004, primarily due to increase in the number of employees in ICICI Bank Limited to 18,029 employees at year-end fiscal 2005 from 13,549 employees at year-end fiscal 2004.
The increase in employees is commensurate with the growth in our retail business. We had implemented an Early Retirement Option Scheme for 1,495 employees in fiscal 2004, for which we incurred an expense of Rs. 1.9 billion
(US$ 44 million) on account of ex-gratia payments, termination benefits and leave encashment.

     Premises and equipment expense increased 18.7% to Rs. 7.2 billion (US$ 164 million) in fiscal 2005 from Rs. 6.0 billion (US$ 138 million) in fiscal 2004, primarily due to increased maintenance and depreciation expenses on premises, branches, ATMs, computers and computer software. The increase is also due to an increase in the number of branches and extension counters to 562 at year-end fiscal 2005 compared to 469 at year-end fiscal 2004. Administrative and other expenses increased 34.8% to Rs. 14.0 billion (US$ 322 million) in fiscal 2005 from Rs. 10.4 billion (US$ 239 million) in fiscal 2004, primarily due to an increase in advertisement expense, repairs and maintenance and retail business expenses in line with the increase in business volumes and increased expenses of the Internet-based brokering services subsidiary and our business process outsourcing subsidiary. The number of ATM's increased from 1,790 at year-end fiscal 2004 to 1,910 at year-end fiscal 2005.

     Provisions for Loan Losses

     The following table set forth, at the dates indicated, certain information regarding restructured and other impaired loans.

                                                                           At March 31,
                                            -------------------------------------------------------------------
                                                                                                   2005/2004
                                                2004                2005             2005          % change
                                            -------------   -----------------   -------------   ---------------
                                                                  (in millions, except percentages)

Gross restructured loans................    Rs. 162,398      Rs.   149,518       US$   3,428         (7.9)%
Allowance for loan losses
  on restructured loans.................        (40,981)           (53,929)           (1,236)        31.6
                                            -------------   -----------------   -------------
Net restructured loans..................        121,417             95,589             2,192        (21.3)
                                            -------------   -----------------   -------------
Gross other impaired loans..............         50,238             29,713               681        (40.9)
Allowance for loan losses
  on other impaired loans...............        (21,474)           (15,517)             (356)       (27.7)
                                            -------------   -----------------   -------------
Net other impaired loans................         28,764             14,196               325        (50.6)
                                            -------------   -----------------   -------------
Gross restructured and
other impaired loans....................        212,636            179,231             4,109        (15.7)
Allowance for loan losses(1)............        (62,455)           (69,446)           (1,592)        11.2
                                            -------------   -----------------   -------------
Net restructured and
  other impaired loans..................        150,181            109,785             2,517        (26.9)
                                            -------------   -----------------   -------------
Gross total loans.......................        795,287          1,075,758            24,662         35.3
Net total loans.........................        728,520            999,858            22,922         37.2
Gross restructured loans
  as a percentage of gross loans........         20.42%             13.90%
Gross other impaired loans
  as a percentage of gross loans........          6.32               2.76
Net restructured loans
  as a percentage of net loans..........         16.67               9.56
Net other impaired loans
  as a percentage of net loans..........          3.95               1.42
Allowance for loans losses on
  restructured loans as a
  percentage of gross
  restructured loans....................         25.23              36.07
Allowance for loan losses on
  other impaired loans
  as a percentage of gross
  other impaired loans..................         42.74              52.22
Allowance on loan losses
  as a percentage of
  gross loans(2)........................          8.40               7.06

----------
(1)  Excludes allowances on non-impaired loans.

(2)  Includes allowances on non-impaired loans.

     The following table sets forth, for the periods indicated, certain information regarding provisions for loan losses.

                                                                     Year ended March 31,
                                          ------------------------------------------------------------
                                                                                            2005/2004
                                             2004             2005            2005          % change
                                          ------------------------------------------------------------
                                                         (in millions, except percentages)

Total provisions for the year............  Rs. 20,055       Rs. 14,677       US$ 336         (26.8)%
Provision for loans losses as
  a percentage of net Loans..............       2.75%            1.47%

        Gross restructured loans decreased 7.9% to Rs. 149.5 billion (US$ 3.4 billion) at year-end fiscal 2005 from Rs. 162.4 billion (US$ 3.7 billion) at year-end fiscal 2004 primarily due to the reclassification of certain loans as unimpaired based on satisfactory performance of the borrower accounts, offset in part, by restructuring of loans to certain companies in the telecom and automobile industries and reclassification of other impaired loans that were restructured or transferred to an asset reconstruction company during the year.
Gross other impaired loans decreased 40.9% to Rs. 29.7 billion (US$ 681 million)
at year-end fiscal 2005 from Rs. 50.2 billion (US$ 1.2 billion) at year-end fiscal 2004 primarily due to the reclassification of other impaired loans that were restructured or transferred to an asset reconstruction company during the year, as restructured loans, and reclassification of certain loans as unimpaired based on satisfactory performance of the borrower accounts. As a percentage of net loans, net restructured loans were 9.6% at year-end fiscal 2005 and 16.7% at year-end fiscal 2004 and net other impaired loans were 1.4% at year-end fiscal
2005 and 4.0% at year-end fiscal 2004. Provisions for loan losses for fiscal
2005 decreased 26.8% to Rs. 14.7 billion (US$ 336 million) from Rs. 20.1 billion
(US$ 460 million) for fiscal 2004 primarily due to lower additions to gross restructured and other impaired loans. The coverage ratio on gross restructured loans increased to 36.1% at year-end fiscal 2005 from 25.2% at year-end fiscal
2004 primarily due to the reclassification of certain loans as unimpaired based on satisfactory performance of the borrower accounts, offset in part, by restructuring of loans to certain companies in the telecom and automobile industries and reclassification of other impaired loans that were restructured.
The coverage ratio on other impaired loans increased to 52.2% at year-end fiscal
2005 from 42.7% at year-end fiscal 2004.

      We identify a loan as impaired when it is probable that we will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. Until year-end fiscal 2003, a loan was considered to be impaired if interest or principal was overdue for more than 180 days. From fiscal 2004, an asset is classified as impaired when principal or interest has remained overdue for more than 90 days. In addition, delays or shortfalls in loan repayments are evaluated along with other factors to determine if a loan should be placed on non-accrual status. Generally, loans with delinquencies below 90 days are placed on non-accrual status. The decision to place a loan on non-accrual status is also based on an evaluation of the borrower's financial condition, collateral, liquidation value, and other factors that affect the borrower's ability to repay the loan in accordance with the contractual terms. Generally, on placement of the loan on non-accrual status, interest accrued and uncollected on the loan in the current fiscal year is reversed from income, and interest accrued and uncollected from the prior year is charged off against the allowance for loan losses. Thereafter, interest on non-accrual loans is recognized as interest income only to the extent of cash received and future collection of principal is not in doubt. When borrowers demonstrate over an extended period the ability to repay a loan in accordance with the contractual terms of a loan, which we had classified as non-accrual, the loan is returned to accrual status.

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

      We conduct a comprehensive analysis of our loan portfolio on a periodic basis. The analysis considers both qualitative and quantitative criteria including, among others, the account conduct, future prospects, repayment history and financial performance amongst others. For restructured and other impaired loans in excess of Rs. 100 million (US$ 2 million), we follow a detailed process for each loan to determine the allowance for loan losses to be provided. For the balance of smaller loans in the restructured and other impaired loan portfolio, we follow the

classification detailed under "Business--Impaired Loans--Allowance for Loan
Losses" for determining the allowance for loan losses. Our impaired loan portfolio is composed largely of project finance and other term loans where we have a security interest and first lien on all the fixed assets and a second lien on all the current assets of the borrower. ICICI typically lent between
60.0% and 80.0% of the appraised value of collateral. Hence, all of ICICI's loans have historically been sufficiently over-collateralized so that once collateral was realized, ICICI typically recovered the full principal along with a small portion of interest claims. However, recoveries may be subject to delays of up to several years, due to the long legal collection process in India. As a result, we make an allowance for loans based on the time value of money or the present value of expected realizations of collateral, which takes into account the delay we would experience before recovering its principal. The time to recovery, expected future cash flows and realizable value for collateral are periodically reviewed in estimating the allowance.

      We believe that the process for ascertaining allowance for loan losses described above adequately captures the expected losses on our entire loan portfolio.

    Income Tax Expense

      Income tax expense amounted to Rs. 1.6 billion (US$ 38 million) for fiscal
2005 and was at the same level in fiscal 2004. The effective rate of tax expense was 16.1% for fiscal 2005 compared to the effective tax expense of 23.9% for fiscal 2004. The effective tax rate of 16.1% for fiscal 2005 was lower compared to statutory tax rate of 36.6% primarily due to exempt interest and dividend income and the charging of certain income at rates other than statutory tax rate.

      The Indian Finance Act 2005 imposes an additional income tax on companies called a "Fringe Benefits Tax", or FBT. Pursuant to this Act, companies are deemed to have provided fringe benefits to the employees if certain defined expenses are incurred. A portion of these expenses is deemed to be a fringe benefit to the employees and subjects the Bank to tax at a rate of 30%, exclusive of applicable surcharge and cess. FBT and other similar taxes enacted in the future by the government of India could adversely affect our profitability. This tax is effective from April 1, 2005.

    Financial Condition

      Assets

      The following table sets forth, at the dates indicated, the principal components of assets.

                                                         At March 31,
                                    -------------------------------------------------------
                                                                                  2005/2004
                                             2004            2005            2005  % change
                                    -----------------  ---------------  --------- ---------
                                               (in millions, except percentages)
Cash and cash equivalents.........  Rs.    98,985    Rs.   155,639     US$  3,568     57.2%
Trading account assets (1) .......         75,155           75,538          1,732      0.5
Securities, excluding venture
  capital investments (2) ........        305,226          377,027          8,643     23.5
Venture capital investments ......          5,142            3,932             90    (23.5)
Investments in affiliates ........          3,619            4,725            108     30.6
Loans, net:
      Rupee ......................        705,685          926,420         21,238     31.3
      Foreign currency ...........         89,602          149,338          3,424     66.7
      Less: Allowances ...........        (66,767)         (75,900)        (1,740)    13.7
                                    -------------    -------------    -----------
Total loans, net .................        728,520          999,858         22,922     37.2
Acceptances ......................         65,142           74,116          1,699     13.8
Property and equipment ...........         23,183           26,055            597     12.4
Other assets .....................        104,159          146,557          3,361     40.7
                                    -------------    -------------    -----------
Total assets .....................  Rs. 1,409,131    Rs. 1,863,447     US$ 42,720     32.2%
                                    =============    =============     ==========

                                       94

------------
(1) Primarily includes government of India securities, corporate debt securities and mutual fund securities.

(2) Primarily includes government of India securities and to a much smaller extent, corporate debt securities and equity securities.

      Our total assets increased 32.2% to Rs. 1,863.4 billion (US$ 42.7 billion)
at year-end fiscal 2005 compared to Rs. 1,409.1 billion (US$ 32.3 billion) at year-end fiscal 2004, primarily due to an increase in loans, securities and cash and cash equivalents.

      Our net loans increased 37.2% to Rs. 999.9 billion (US$ 22.9 billion) at year-end fiscal 2005 compared to Rs. 728.5 billion (US$ 16.7 billion) at year-end fiscal 2004. Gross consumer loans and credit card receivables at year-end fiscal 2005 increased 42.2% to Rs. 531.2 billion (US$ 12.2 billion)
from Rs. 311.9 billion (US$ 7.2 billion) at year-end fiscal 2004 in accordance with our strategy to grow our retail asset portfolio.

      Securities, excluding venture capital investment increased 23.5% to Rs.
377.0 billion (US$ 8.6 billion) at year-end fiscal 2005 from Rs. 305.2 billion
(US$ 7.0 billion) at year-end fiscal 2004. Venture capital investments declined
23.5% to Rs. 3.9 billion (US$ 90 million) at year-end fiscal 2005 compared to year-end fiscal 2004 primarily due to the sale of investments. Cash, cash equivalents and trading account assets increased 32.8% to Rs. 231.1 billion (US$
5.3 billion) at year-end fiscal 2005 from Rs. 174.1 billion (US$ 4.0 billion) at year-end fiscal 2004 due to an increase in call lending volumes at year-end fiscal 2005 as well as higher term lending by foreign branches.

      Investment in affiliates increased to Rs. 4.7 billion (US$ 108 million) at year-end fiscal 2005 from Rs. 3.6 billion (US$ 83 million) at year-end fiscal
2004. Acceptances increased 13.8% to Rs. 74.1 billion (US$ 1.7 billion) at year-end fiscal 2005 from Rs. 65.1 billion (US$ 1.5 billion) at year-end fiscal
2004 reflecting our focus on increasing revenues from non-fund based businesses.
Property and equipment increased to Rs. 26.1 billion (US$ 597 million) at year-end fiscal 2005 from Rs. 23.2 billion (US$ 531 million) at year-end fiscal
2004. The increase was primarily due to additions in buildings and equipment of
ICICI Bank Limited. This increase was commensurate with the increase in number of branches and extension counters to 562 at year-end fiscal 2005 compared to
469 at year-end fiscal 2004.

      Other assets increased 40.7% to Rs. 146.6 billion (US$ 3.4 billion) at year-end fiscal 2005 from Rs. 104.2 billion (US$ 2.4 billion) at year-end fiscal
2004. Certain securities sold on the last day of the year in the ordinary course of business for which the settlement was pending have contributed to this increase. At year-end fiscal 2005, other assets included deferred tax asset of
Rs. 12.1 billion (US$ 278 million), intangible assets (including goodwill) of
Rs. 11.6 billion (US$ 266 million) and Rs. 3.7 billion (US$ 86 million) of assets held for sale, which were primarily acquired through foreclosure of loans.

      Liabilities and Stockholders' Equity

      The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders' equity.

                                                             At March 31,
                                    --------------------------------------------------------
                                                                                   2004/2005
                                             2004             2005           2005   % change
                                    --------------------------------------------------------
                                                (in millions, except percentages)
Deposits .........................  Rs.   684,955    Rs. 1,016,534    US$  23,304      48.4%
Trading account liabilities.......         26,079           24,258            556      (7.0)
Short-term borrowings ............         57,364           91,951          2,108      60.3
Acceptances ......................         65,142           74,116          1,699      13.8
Long-term debt:
Rupee ............................        311,668          284,979          6,533      (8.6)
Foreign currency .................         61,781           82,520          1,892      33.6
                                    ---------------------------------------------
Total long-term debt .............        373,449          367,499          8,425      (1.6)
Other liabilities ................         85,443          140,096          3,212      64.0
Taxes and dividends payable ......         20,180           17,885            410     (11.4)

Redeemable preferred stock(1).....            944            1,044             24      10.6
                                    ---------------------------------------------
Total liabilities ................      1,313,556        1,733,383         39,738      32.0
Minority interest ................          1,050            2,068             47      97.0
Stockholders' equity .............         94,525          127,996          2,935      35.4
                                    ---------------------------------------------
Total liabilities and
 stockholders' equity.............  Rs. 1,409,131    Rs. 1,863,447    US$  42,720      32.2%
                                    =============================================

------------
(1)  In line with the existing regulatory requirements in India, preferred stock issued by ICICI needed to be compulsorily redeemed within a specified time period. Accordingly, all series of preferred stock issued by ICICI were redeemable in accordance with the terms of the issue.

      Deposits increased by 48.4% to Rs. 1,016.5 billion (US$ 23.3 billion) at year-end fiscal 2005 from Rs. 685.0 billion (US$ 15.7 billion) at year-end fiscal 2004. This significant growth in deposits was primarily achieved through increased focus on retail and corporate customers by offering a wide range of products designed to meet varied individual and corporate needs and leveraging our network of branches, extension counters and ATMs. Our long-term debt decreased 1.6% to Rs. 367.5 billion (US$ 8.4 billion) at year-end fiscal 2005 from Rs. 373.4 billion (US$ 8.6 billion) at year-end fiscal 2004 on account of an 8.6% decrease in long-term rupee debt offset by a 33.6% increase in long-term foreign currency debt. Our short-term borrowings increased 60.3% to Rs. 92.0 billion (US$ 2.1 billion) at year-end fiscal 2005 compared to Rs. 57.4 billion
(US$ 1.3 billion) at year-end fiscal 2004. Trading account liabilities decreased to Rs. 24.3 billion (US$ 556 million) at year-end fiscal 2005 compared to Rs.
26.1 billion (US$ 598 million) at year-end fiscal 2004. Taxes and dividends payable decreased 11.4% to Rs. 17.9 billion (US$ 410 million) at year-end fiscal
2005 from Rs. 20.2 billion (US$ 463 million) at year-end fiscal 2004. The carrying amount of redeemable preferred stock increased to Rs. 1,044 million
(US$ 24 million) at year-end fiscal 2005 from Rs. 944 million (US$ 22 million)
at year-end fiscal 2004. Minority interest increased to Rs. 2,068 million (US$
47 million) at year-end fiscal 2005 from Rs. 1,050 million (US$ 24 million) at year-end fiscal 2004. Stockholders' equity increased 35.4% at year-end fiscal
2005 to Rs. 128.0 billion (US$ 2.9 billion) from Rs. 94.5 billion (US$ 2.2 billion) at year-end fiscal 2004.

Fiscal 2004 to Fiscal 2003

     Summary

      Net income after tax amounted to Rs. 5.2 billion (US$ 120 million) in fiscal 2004 compared to a loss of Rs. 8.0 billion (US$ 183 million) in fiscal
2003, primarily due to a 176.8% increase in non-interest income to Rs. 36.7 billion (US$ 841 million) in fiscal 2004 from Rs. 13.3 billion (US$ 304 million)
in fiscal 2003 and a 26.2% increase in net interest income (excluding dividends)
before provisions for loan losses to Rs. 18.3 billion (US$ 420 million) in fiscal 2004 from Rs. 14.5 billion (US$ 333 million) in fiscal 2003. We made a profit on average assets of 0.4% for fiscal 2004 compared to a net loss on average assets of 0.7% for fiscal 2003 and a profit on average stockholders'
equity of 5.5% for fiscal 2004 compared to a net loss on average stockholders'
equity of 8.5% for fiscal 2003.

     o    Net interest income (excluding dividends) before provisions for loan losses increased 26.2% to Rs. 18.3 billion (US$ 420 million) in fiscal
          2004 from Rs. 14.5 billion (US$ 333 million) in fiscal 2003, reflecting an increase of 10.0% in the average volume of
          interest-earning assets and increase of 14 basis points in the spread.

     o    Non-interest income increased by 176.8% in fiscal 2004 to Rs. 36.7 billion (US$ 841 million) from Rs. 13.3 billion (US$ 304 million) in fiscal 2003, primarily due to increase in gains from securities transactions by Rs. 13.1 billion (US$ 301 million) and increase in income from fees, commission and brokerage by Rs. 3.6 billion (US$ 82 million).

     o    Non-interest expense increased 45.6% in fiscal 2004 to Rs. 27.1 billion (US$ 621 million) from Rs. 18.6 billion (US$ 427 million) in fiscal 2003, primarily due to 85.3% increase in employee expenses
          (employee expenses in fiscal 2004 includes Early Retirement Option expense of Rs. 1.9 billion (US$ 44 million)) and 33.5% increase in administration expenses.

     o    Provisions for loan losses increased to Rs. 20.1 billion (US$ 460 million) in fiscal 2004 from Rs. 19.6 billion (US$ 450 million) in
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

     o    Total assets increased 19.4% to Rs. 1,409.1 billion (US$ 32.3 billion)
          at year-end fiscal 2004 compared to Rs. 1,180.3 billion (US$ 27.1 billion) at year-end fiscal 2003 with trading account assets increasing by 89.6% and loans increasing by 15.6%.

    Net Interest Income

      The following table sets forth, for the periods indicated, the principal components of net interest income, excluding income from dividends.

                                                       Year ended March 31,
                                    ---------------------------------------------------------
                                                                                    2004/2003
                                             2003             2004           2004    % change
                                    ---------------------------------------------------------
                                                (in millions, except percentages)
Interest income ..................  Rs.    97,714    Rs.    90,688    US$   2,079      (7.2)%
Interest expense .................        (83,208)         (72,375)        (1,659)    (13.0)
                                    ---------------------------------------------
Net interest income,
  excluding income from
  dividends ......................  Rs.    14,506    Rs.    18,313    US$     420      26.2%
                                    =============================================

      Net interest income (excluding dividends) increased 26.2% to Rs. 18.3 billion (US$ 420 million) in fiscal 2004 from Rs. 14.5 billion (US$ 333 million)
in fiscal 2003 reflecting mainly the following:

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

      The average volume of interest-earning rupee assets increased by 10.9% or
Rs. 92.4 billion (US$ 2.1 billion) to Rs. 936.6 billion (US$ 21.5 billion)
during fiscal 2004 from Rs. 844.2 billion (US$ 19.4 billion) during fiscal 2003, primarily due to the increase in the volume of loans. Our average volume of loans increased by 9.3% to Rs. 662.8 billion (US$ 15.2 billion) in fiscal 2004 from Rs. 606.5 billion (US$ 13.9 billion) in fiscal 2003. The average volume of rupee loans increased by 9.3% or Rs. 50.2 billion (US$ 1.2 billion) to Rs. 592.0 billion (US$ 13.6 billion) in fiscal 2004 from Rs. 541.9 billion (US$ 12.4 billion) in fiscal 2003. This increase in average loans was primarily due to increased disbursements of retail finance loans offset, in part, by sell-down/securitization and repayments of loans. The average volume of foreign currency loans increased 9.4% to Rs. 70.7 billion (US$ 1.6 billion) in fiscal
2004 from Rs. 64.6 billion (US$ 1.5 billion) in fiscal 2003.

      Our gross loans increased 16.2% to Rs. 795.3 billion (US$ 18.2 billion) at year-end fiscal 2004 from Rs. 684.6 billion (US$ 15.7 billion) at year-end fiscal 2003. Gross rupee loans at year-end fiscal 2004 increased 19.2% to Rs.
705.7 billion (US$ 16.2 billion) compared to Rs. 592.2 billion (US$ 13.6 billion) at year-end fiscal 2003. Gross consumer loans and credit card receivables at year-end fiscal 2004 increased 65.7% to Rs. 311.9 billion (US$
7.2 billion) from Rs. 188.3 billion (US$ 4.3 billion) at year-end fiscal 2003.
Our project and corporate finance and working capital finance loans decreased
13.4% to Rs. 400.2 billion (US$ 9.2 billion) at year-end fiscal 2004 compared to
Rs. 462.3 billion (US$ 10.6 billion) at year-end fiscal 2003.

      Investment in government of India securities increased by Rs. 20.2 billion
(US$ 463 million) to Rs. 291.0 billion (US$ 6.7 billion) at year-end fiscal 2004 from Rs. 270.8 billion (US$ 6.2 billion) at year-end fiscal 2003 primarily due to compliance with the statutory liquidity ratio on ICICI Bank's liabilities.

      The average volume of cash, cash equivalents and trading account assets increased by 4.9% to Rs. 77.5 billion (US$ 1.8 billion) in fiscal 2004 from Rs.
73.9 billion (US$ 1.7 billion) in fiscal 2003. Cash, cash equivalents and trading account assets increased by 55.4% to Rs. 174.1 billion (US$ 4.0 billion)
at year-end fiscal 2004 from Rs. 112.1 billion (US$ 2.6 billion) at year-end fiscal 2003. Trading account assets increased by Rs. 35.5 billion (US$ 814 million) primarily due to deployment of surplus cash in reverse repurchase transactions.

      While both interest income and interest expense declined in line with the declining interest rate trend in the market, interest expense declined more sharply than interest income. Total interest income (excluding dividend)
decreased 7.2% to Rs. 90.7 billion (US$ 2.1 billion) for fiscal 2004 from Rs.
97.7 billion (US$ 2.2 billion) for fiscal 2003 primarily due to a decline of 187 basis points in the yield on interest-earning rupee assets, off-set, in part, by an increase of 10.9% in the average interest- earning rupee assets to Rs. 936.6 billion (US$ 21.5 billion) in fiscal 2004 from Rs. 844.2 billion (US$ 19.4 billion) in fiscal 2003. The yield on interest-earning rupee assets decreased
187 basis points to 9.2% in fiscal 2004 from 11.1% in fiscal 2003 primarily due to a general decline in interest rates in the economy. There was a decline of
194 basis points in the yield on loans from 12.4% in fiscal 2003 to 10.4% in fiscal 2004.

      Total interest expense decreased 13.0% to Rs. 72.4 billion (US$ 1.7 billion) in fiscal 2004 from Rs. 83.2 billion (US$ 1.9 billion) in fiscal 2003 primarily due to a decline of 1.8% in the cost of liabilities off-set, in part by 8.0% increase in average interest bearing liabilities to Rs. 977.9 billion
(US$ 22.4 billion) in fiscal 2004 from Rs. 905.2 billion (US$ 20.8 billion) in fiscal 2003. The average cost of rupee liabilities decreased 199 basis points to
7.8% in fiscal 2004 from 9.8% in fiscal 2003 primarily due to increase in lower cost deposits and a general decline in interest rates in fiscal 2004. Average interest-bearing deposits, with an average cost of 5.8% in fiscal 2004, constituted 53.8% of total average interest-bearing liabilities compared to
39.6% of the total average interest-bearing liabilities with an average cost of
7.3% in fiscal 2003. While the average cost of long-term rupee debt decreased to
11.0% from 11.7%, the average cost of short-term rupee borrowings decreased to
6.2% in fiscal 2004 from 11.3% in fiscal 2003. The average cost of foreign currency liabilities decreased 56 basis points to 3.0% in fiscal 2004 from 3.6%
in fiscal 2003. The foreign currency spread increased 85 basis points to 2.7% in fiscal 2004 from 1.8% in fiscal 2003. The yield on our interest-earning foreign currency assets increased 31 basis points to 5.7% in fiscal 2004 from 5.4% in
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

    Non-Interest Income

      The following table sets forth, for the periods indicated, the principal components of non-interest income.

                                                       Year ended March 31,
                                    ----------------------------------------------------------
                                                                                     2004/2003
                                             2003             2004          2004      % change
                                    ----------------------------------------------------------
                                               (in millions, except percentages)
Fees, commission and brokerage....  Rs.     5,397    Rs.     8,988    US$    206         66.5%
Trading account revenue (1).......          3,075            4,433           102         44.2
Securities transactions (2).......          (322)           12,800           293            -
Foreign exchange transactions (3).             92            2,061            47      2,140.2
Gain on sale of loans.............          3,120            4,687           108         50.2
Software development and services.          1,062              903            21        (15.0)
Profit on sale of certain premises
 and equipment....................             16              345             8      2,056.3
Other income......................            813            2,461            56        202.7
                                    --------------------------------------------
Total non-interest income.........  Rs.    13,253    Rs.    36,678    US$    841        176.8%
                                    ============================================

                                       98

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

      Non-interest income increased by 176.8% in fiscal 2004 to Rs. 36.7 billion
(US$ 841 million), from Rs. 13.3 billion (US$ 304 million) in fiscal 2003 primarily due to an increase in gains from securities transactions, an increase in income from foreign exchange transactions and increase in income from fees, commission and brokerage.

      Fees, commission and brokerage increased 66.5% to Rs. 9.0 billion (US$ 206 million) in fiscal 2004 from Rs. 5.4 billion (US$ 124 million) in fiscal 2003 primarily due to growth in retail banking fee income arising from credit cards and retail liability product income like account servicing charges, and an increase in transaction banking fee income from corporate banking.

      Trading account revenue primarily consisted of income from trading in government of India securities and corporate debt securities. Trading account revenue increased 44.2% to Rs. 4.4 billion (US$ 102 million) during fiscal 2004 compared to Rs. 3.1 billion (US$ 70 million) in fiscal 2003 due to an increase in trading profits on government of India securities and corporate debt securities as a result of the declining interest rate environment.

      The gain on securities transactions increased by Rs. 13.1 billion (US$ 301 million) to Rs. 12.8 billion (US$ 293 million) during fiscal 2004 as compared to a loss of Rs. 322 million (US$ 7 million) in fiscal 2003 primarily due to an increase in net gains realized on securities available for sale to Rs. 13.7 billion (US$ 315 million) from Rs. 1.8 billion (US$ 42 million) in fiscal 2003 as we capitalized on a declining interest rate environment and also realized capital gains on the sale of investments primarily relating to ICICI's project finance portfolio. The 10-year government of India securities rate declined by
105 basis points to 5.16% at year-end fiscal 2004 from 6.21% at year-end fiscal
2003. The benchmark S&P CNX Nifty index of the National Stock Exchange of India almost doubled from 977.0 at April 1, 2003 to 1,771.9 at March 31, 2004.

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
16 million (US$ 366,804) in fiscal 2003. Other income has also increased on account of increase in income from transaction processing services rendered by the ICICI OneSource Limited to Rs. 1.8 billion (US$ 40 million) in fiscal 2004 from Rs. 696 million (US$ 16 million) in fiscal 2003.

    Non-Interest Expense

      The following table sets forth, for the periods indicated, the principal components of non-interest expense.

                                                        Year ended March 31,
                                     ---------------------------------------------------------
                                                                                     2004/2003
                                             2003             2004          2004      % change
                                     ---------------------------------------------------------
                                                (in millions, except percentages)
Employee expense:
   Salaries.......................  Rs.     4,686    Rs.     7,198    US$    165         53.6%
   Employee benefits..............            697            2,778            64        298.6
                                    --------------------------------------------
Total employee expense............          5,383            9,976           229         85.3
Premises and equipment expense ...          4,784            6,029           138         26.0
Administration and other expense .          7,797           10,411           238         33.5
Amortization of goodwill and
  intangible assets...............            645              685            16          6.2
                                    --------------------------------------------
Total non-interest expense........  Rs.    18,609    Rs.    27,101    US$    621         45.6%
                                    ============================================

      Non-interest expense increased by 45.6% in fiscal 2004 to Rs. 27.1 billion
(US$ 621 million) from Rs. 18.6 billion (US$ 427 million) in fiscal 2003 primarily due to an increase in employee expenses and administration expense.

      Employee expenses increased 85.3% to Rs. 10.0 billion (US$ 229 million) in fiscal 2004 from Rs. 5.4 billion (US$ 123 million) in fiscal 2003, primarily due to increase in the number of employees to 18,942 at year-end fiscal 2004 from
15,179 at year-end fiscal 2003. The increase in employees is commensurate with the growth in our retail business. We had implemented an Early Retirement Option
Scheme for 1,495 employees in July 2003. An amount of Rs. 1.9 billion (US$ 44 million) has been expensed (included in employee benefits) on account of the ex-gratia payments under the Early Retirement Option Scheme, termination benefits and leave encashment in excess of the provisions made (net of tax benefits).

      Premises and equipment expense increased 26.0% to Rs. 6.0 billion (US$ 138 million) in fiscal 2004 from Rs. 4.8 billion (US$ 110 million) in fiscal 2003, primarily due to increased maintenance and depreciation expenses on premises, branches, ATM's, computers and computer software. The number of ATM's increased from 1,675 at year-end fiscal 2003 to 1,790 at year-end fiscal 2004 and the number of branches and extension counters increased from 446 at year-end fiscal
2003 to 469 at year-end fiscal 2004.

      Administrative and other expenses increased 33.5% to Rs. 10.4 billion (US$
239 million) in fiscal 2004 from Rs. 7.8 billion (US$ 179 million) in fiscal
2003, primarily due to an increase in the retail business expenses and increase in general business volumes.

    Provisions for Loan Losses

      The following table set forth, at the dates indicated, certain information regarding restructured and other impaired loans.

                                                              At March 31,
                                    -----------------------------------------------------------
                                                                                      2004/2003
                                             2003             2004          2004       % change
                                    -----------------------------------------------------------
                                                (in millions, except percentages)
Gross restructured loans..........  Rs.   147,391    Rs.   162,398    US$  3,723          10.2%
Allowance for loan losses on
  restructured loans..............        (24,732)         (40,981)         (939)         65.7
                                    ---------------------------------------------
Net restructured loans............        122,659          121,417         2,784          (1.0)
                                    ---------------------------------------------
Gross other impaired loans........         83,156           50,238         1,151         (39.6)
Allowance for loan losses on
  other impaired loans............        (27,837)         (21,474)         (492)        (22.9)
                                    ---------------------------------------------
Net other impaired loans..........         55,319           28,764           659         (48.0)
                                    ---------------------------------------------
Gross restructured and other
  impaired loans..................        230,547          212,636         4,875          (7.8)
Allowance for loan losses(1)......        (52,569)         (62,455)       (1,432)        (18.8)
                                    ---------------------------------------------

Net restructured and other
  impaired loans..................        177,978          150,181         3,443         (15.6)
                                    ---------------------------------------------
Gross total loans.................        684,640          795,287        18,232         16.16
Net total loans...................        630,421          728,520        16,702          15.6
Gross restructured loans as a
  percentage of gross loans.......          21.53%           20.42%
Gross other impaired loans as a
  percentage of gross loans.......          12.15             6.32
Net restructured loans as a
  percentage of net loans.........          19.45            16.67
Net other impaired loans as a
  percentage of net loans.........           8.77             3.95
Allowance for loans losses on
  restructured loans as a
  percentage of gross
  restructured loans..............          16.78            25.23
Allowance for loan losses on other
  impaired loans as a percentage
  of gross other impaired loans...          33.48            42.74
Allowance on loan losses as a
  percentage of gross loans(2)....           7.92             8.40

-------------
(1) Excludes allowances on non-impaired loans.
(2) Includes allowances on non-impaired loans.

      The following table sets forth, for the periods indicated, certain information regarding provisions for loan losses.

                                                       Year ended March 31,
                                    ----------------------------------------------------------
                                                                                     2004/2003
                                             2003             2004           2004     % change
                                    ----------------------------------------------------------
                                               (in millions, except percentages)
Total provisions for the year.....  Rs.    19,649    Rs.    20,055    US$     460         2.1%
Provision for loans losses as a
  percentage of net loans.........           3.12%            2.75%

     Gross restructured loans increased 10.2% during fiscal 2004 to Rs. 162.4 billion (US$ 3.7 billion) at year-end fiscal 2004, from Rs. 147.4 billion (US$
3.4 billion) at year-end fiscal 2003 primarily due to restructuring of loans to companies in the crude petroleum and refining and telecom industries and reclassification of other impaired loans that were restructured or transferred to an asset reconstruction company during the year, offset, in part, by reclassification of certain loans as unimpaired based on satisfactory performance of the borrower accounts as per the contractual terms of repayment of the loan. Gross other impaired loans decreased 39.6% during fiscal 2004 to
Rs. 50.2 billion (US$ 1.2 billion) at year-end fiscal 2004, from Rs. 83.2 billion (US$ 1.9 billion) at year-end fiscal 2003 primarily due to reclassification of other impaired loans that were restructured or transferred to an asset reconstruction company during the year as restructured loans and reclassification of certain loans as unimpaired based on satisfactory performance of the borrower accounts as per the contractual terms of repayment of the loan. As a percentage of net loans, net restructured loans were 16.7% at year-end fiscal 2004 compared to 19.5% at year-end fiscal 2003 and net other impaired loans were 3.9% at year-end fiscal 2004 compared to 8.8% at year-end fiscal 2003. During fiscal 2004, we transferred impaired loans of Rs. 23.0 billion (US$ 527 million) to Asset Reconstruction Company (India) Limited (See
"Overview of the Indian Financial Sector - Recent Structural Reforms -
Legislative Framework for Recovery of Debts due to banks" and "Supervision and
Regulation - Reserve Bank of India Regulations - Regulations Relating to Sale of
Assets to Asset Reconstruction Companies"), of which Rs. 2.0 billion (US$ 46 million) was recognized as a sale in our US GAAP financial statements and Rs.
21.0 billion (US$ 481 million) is included in our restructured loans.

     Provisions for loan losses for fiscal 2004 increased 2.1% to Rs. 20.1 billion (US$ 460 million) from Rs. 19.6 billion (US$ 450 million) in fiscal
2003. The coverage ratio on gross restructured loans increased to 25.2% at year-end fiscal 2004 from 16.8% at year-end fiscal 2003. The coverage ratio on other impaired loans increased to 42.7% at year-end fiscal 2004 from 33.5% at year-end fiscal 2003.

    Income Tax Expense

      Income tax expense amounted to Rs. 1.6 billion (US$ 38 million) in fiscal
2004 compared to income tax benefit of Rs. 3.1 billion (US$ 70 million) in fiscal 2003. The effective rate of tax expense was 23.9% in fiscal 2004 compared to effective rate of tax benefit of 27.7% in fiscal 2003. The effective tax rate of 23.9% in fiscal 2004 was lower compared to statutory tax rate of
35.9% primarily due to exempt interest and dividend income and the charging of certain income at rates other than statutory tax rate. See Note 29 of our consolidated financial statements for a further discussion on income tax.

    Financial Condition

      Assets

      The following table sets forth, at the dates indicated, the principal components of assets.

                                                              At March 31,
                                    -----------------------------------------------------------
                                                                                      2004/2003
                                             2003             2004          2004      % change
                                    -----------------------------------------------------------
                                                      (in millions, except percentages)
Cash and cash equivalents.........  Rs.    72,453    Rs.    98,985     US$ 2,269         36.6%
Trading account assets (1) .......         39,634           75,155         1,723         89.6
Securities, excluding venture
  capital investments (2) ........        276,917          305,226         6,997         10.2
Venture capital investments ......          3,704            5,142           118         38.8
Investments in affiliates ........          2,615            3,619            83         38.4
Loans, net:
   Rupee .........................        594,955          705,685        16,178         18.6
   Foreign currency ..............         89,685           89,602         2,054         (0.1)
   Less: Allowances ..............       (54,219)         (66,767)       (1,530)         23.1
                                    ---------------------------------------------
Total loans, net .................        630,421          728,520        16,702         15.6
Acceptances ......................         43,252           65,142         1,493         50.6
Property and equipment ...........         21,215           23,183           532          9.3
Other assets .....................         90,052          104,159         2,388         15.7
                                    ---------------------------------------------
Total assets .....................  Rs. 1,180,263    Rs. 1,409,131    US$ 32,305         19.4%
                                    =============================================

---------------
(1)  Primarily includes government of India securities and corporate debt securities.
(2)  Primarily includes government of India securities and to a much smaller extent, corporate debt securities and equity securities.

      Our total assets increased 19.4% to Rs. 1,409.1 billion (US$ 32.3 billion)
at year-end fiscal 2004 compared to Rs. 1,180.3 billion (US$ 27.1 billion) at year-end fiscal 2003, primarily due to an increase in loans, trading account assets and investments.

      Our net loans increased 15.6% to Rs. 728.5 billion (US$ 16.7 billion) at year-end fiscal 2004 compared to Rs. 630.4 billion (US$ 14.5 billion) at year-end fiscal 2003, reflecting a 18.6% increase in gross rupee loans, a 0.1%
decrease in gross foreign currency loans and a 23.1% increase in allowance for loan losses. Gross consumer loans and credit card receivables increased 65.7% to
Rs. 311.9 billion (US$ 7.2 billion) at year-end fiscal 2004 from Rs. 188.3 billion (US$ 4.3 billion) at year-end fiscal 2003 in accordance with our strategy to grow our retail asset portfolio.

      Securities, excluding venture capital investment increased 10.2% to Rs.
305.2 billion (US$ 7.0 billion) at year-end fiscal 2004 from Rs. 276.9 billion
(US$ 6.3 billion) at year-end fiscal 2003 primarily due to investments in government securities for meeting the statutory liquidity ratio requirement.

      Cash, cash equivalents and trading account assets increased 55.4% to Rs.
174.1 billion (US$ 4.0 billion) at year-end fiscal 2004 from Rs. 112.1 billion
(US$ 2.6 billion) at year-end fiscal 2003 primarily due to an increase in reverse repurchase transactions by Rs. 29.6 billion (US$ 678 million) from Rs.
5.4 billion (US$ 124 million) at year-end fiscal 2003 to Rs. 35.0 billion (US$
802 million) at year-end fiscal 2004. Under the reverse repurchase transactions, securities were purchased under agreements to resell after a specified time.
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
year-end fiscal 2004 from Rs. 43.3 billion (US$ 992 million) at year-end fiscal
2003 reflecting our focus on increasing revenues from non-fund based businesses.
Property and equipment increased to Rs. 23.2 billion (US$ 532 million) at year-end fiscal 2004 from Rs. 21.2 billion (US$ 486 million) at year-end fiscal
2003.

      Other assets increased 15.7% to Rs. 104.2 billion (US$ 2.4 billion) at year-end fiscal 2004 from Rs. 90.1 billion (US$ 2.1 billion) at year-end fiscal
2003. At year-end fiscal 2004, other assets included advance tax of Rs. 33.5 billion (US$ 768 million), deferred tax asset of Rs. 7.9 billion (US$ 182 million), intangible assets of Rs. 4.5 billion (US$ 103 million) and Rs. 4.8 billion (US$ 111 million) of assets held for sale, which were primarily acquired through foreclosure of loans.

      Liabilities and Stockholders' Equity

      The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders' equity.

                                                              At March 31,
                                    ----------------------------------------------------------
                                                                                     2004/2003
                                             2003             2004          2004      % change
                                    ----------------------------------------------------------
                                               (in millions, except percentages)
Deposits .........................  Rs.   491,290    Rs.   684,955    US$ 15,703         39.4%
Trading account liabilities.......         26,086           26,079           598         (0.0)
Short-term borrowings ............         42,095           57,364         1,315         36.3
Acceptances ......................         43,252           65,142         1,493         50.6
Long-term debt:
Rupee ............................        350,633          311,668         7,145        (11.1)
Foreign currency .................         50,179           61,781         1,416         23.1
                                    --------------------------------------------
Total long-term debt .............        400,812          373,449         8,561         (6.8)
Other liabilities ................         66,658           85,443         1,959         28.2
Taxes and dividends payable ......         16,880           20,180           463         19.5
Redeemable preferred stock(1).....            853              944            22         10.7
                                    --------------------------------------------
Total liabilities ................      1,087,926        1,313,556        30,114         20.7
Minority interest ................            124            1,050            24        746.8
Stockholders' equity .............         92,213           94,525         2,167          2.5
                                    --------------------------------------------
Total liabilities and
  stockholders' equity............  Rs. 1,180,263    Rs. 1,409,131    US$ 32,305         19.4%
                                    ============================================
------------------
(1)  In line with the existing regulatory requirements in India, preferred stock issued by ICICI needed to be compulsorily redeemed within a specified time period. Accordingly, all series of preferred stock issued by ICICI were redeemable in accordance with the terms of the issue.

      Deposits increased by 39.4% to Rs. 685.0 billion (US$ 15.7 billion) at year-end fiscal 2004 from Rs. 491.3 billion (US$ 11.3 million) at year-end fiscal 2003. This significant growth in deposits was primarily achieved through increased focus on retail and corporate customers by offering a wide range of products designed to meet varied individual and corporate needs and leveraging on our network of branches, extension counters and ATMs. Our long-term debt decreased 6.8% to Rs. 373.5 billion (US$ 8.6 billion) at year-end fiscal 2004 from Rs. 400.8 billion (US$ 9.2 billion) at year-end fiscal 2003 on account of
11.1% decrease in long-term rupee debt and 23.1% increase in long-term foreign currency debt. Our short-term borrowings increased 36.3% to Rs. 57.4 billion
(US$ 1.3 billion) at year-end fiscal 2004 compared to Rs. 42.1 billion (US$ 965 million) at year-end fiscal 2003. Trading account liabilities decreased marginally by Rs. 7 million (US$ 160,477) at year-end fiscal 2004 compared to year-end fiscal 2003. Taxes and dividends payable increased 19.5% to Rs. 20.2 billion (US$ 463 million) at year-end

fiscal 2004 from Rs. 16.9 billion (US$ 387 million) at year-end fiscal 2003. The carrying amount of redeemable preferred stock increased to Rs. 944 million (US$
22 million) at year-end fiscal 2004 from Rs. 853 million (US$ 20 million) at year-end fiscal 2003. Minority interest increased to Rs. 1.1 billion (US$ 24 million) at year-end fiscal 2004 from Rs. 124 million (US$ 3 million) at year-end fiscal 2003. Stockholders' equity increased 2.5% at year-end fiscal
2004 to Rs. 94.5 billion (US$ 2.2 billion) from Rs. 92.2 billion (US$ 2.1
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

                                 Notional principal amounts                      Balance sheet credit exposure (1)
                   -----------------------------------------------------  ---------------------------------------------
                                          At March 31                                     At March 31
                   -----------  ------------   ------------   ----------  --------   ---------   ----------   ---------
                          2003          2004           2005         2005      2003        2004         2005        2005
                   -----------  ------------   ------------   ----------  --------   ---------   ----------   ---------
                                                                             (in millions)
Interest rate
  products:
Swap agreements..  Rs. 324,893  Rs.1,456,182   Rs 1,352,576   US$ 31,008  Rs.  137   Rs. 1,552   Rs.    582   US$    13

Others ..........            -        43,073        479,098   US$ 10,983         -          43   Rs.     (6)
                   ====================================================================================================
Total interest
 rate products...  Rs. 324,893  Rs.1,499,255   Rs.1,831,674   US$ 41,991  Rs.  137   Rs. 1,595   Rs.    576   US$    13
                   ====================================================================================================
Foreign exchange
  products:
Forward contracts  Rs. 277,280  Rs.  620,415   Rs.  867,644   US$ 19,891  Rs. (116)  Rs.   398   Rs.   (222)  US$    (5)
Swap agreements..       14,611        46,724         97,496        2,235       539         263   Rs.  1,830   US$    42
Others...........            -        44,401              -            -         -        (345)           -           -
                   ====================================================================================================
Total foreign
  exchange
  products.......  Rs. 291,891  Rs.  711,540   Rs.  965,140   US$ 22,126  Rs.  423   Rs.   316   Rs.  1,608   US$    37
                   ====================================================================================================
---------------

(1) Denotes the mark-to-market impact of the derivative and foreign exchange products on the reporting date.

      The notional principal amount of interest rate products increased to Rs.
1,831.7 billion (US$ 42.0 billion) at year-end fiscal 2005 compared to Rs.
1,499.3 billion (US$ 34.4 billion) at year-end fiscal 2004. The notional principal amount of foreign exchange products increased to Rs. 965.1 billion
(US$ 22.1 billion) at year-end fiscal, 2005 compared to Rs. 711.5 billion (US$
16.3 billion) at year-end fiscal 2004. This significant increase in the volumes of interest rates swaps and foreign exchange forward contracts was primarily due to increased transactions carried out by us on behalf of our customers and growth in the market for such products. Market volumes have also increased significantly during this period. As an active player and market-maker in swap and forward exchange contract markets and due to the fact that reduction in positions is generally achieved by entering into offsetting transactions rather than termination/cancellation of existing transactions, we have seen a substantial increase in the notional principal of our swap portfolio during this period.

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

      Securitization

      We primarily securitize commercial loans through "pass-through"
securitizations. In fiscal 2005, we securitized loans and credit substitutes which resulted in gains of Rs. 5.1 billion (US$ 116 million) compared to Rs. 4.2 billion (US$ 97 million) in fiscal 2004. The gains are reported as a component of gain on sale of loans and credit substitutes. After the securitization, we generally continue to maintain customer account relationships and service loans transferred to the securitization trust. The securitizations are either with or without recourse. In certain cases, we may enter into derivative transactions such as written put options and interest rate swaps with the transferees.

      In certain cases, we write put options, which require us to purchase, upon request of the holders, securities issued in certain securitization transactions. The put options seek to provide liquidity to holders of such instruments. If exercised, we are obligated to purchase the securities at the pre-determined exercise price. At year-end fiscal 2005, we had sold loans and credit substitutes with an aggregate put option exercise price of Rs. 57.2 billion (US$ 1.3 billion) compared to Rs. 38.3 billion (US$ 877 million) at year-end fiscal 2004.

      Variable Interest Entities

      During the year, we transferred certain impaired loans to borrower specific funds/trusts managed by an asset reconstruction company set up under the Securitisation and Reconstruction of Financial Assets and Enforcement of
Security Interest Act, 2002 and guidelines issued by the Reserve Bank of India.
The trusts/funds (which are separate legal entities) issued security receipts to us and other transferors as consideration for the transaction. Certain transfers did not qualify for sale accounting under SFAS No. 140 and continue to be reflected as loans on our balance sheet. Other transfers qualified for sale accounting but were impacted by FIN 46/FIN 46R. We have consolidated entities in which we are the primary beneficiary at year-end fiscal 2005. Funds/trusts which are VIEs but in which we are not the primary beneficiary have not been consolidated.

      Our venture capital subsidiary is accounted for pursuant to specialized industry guidance applicable to investment companies. Pursuant to this guidance, investment holdings are accounted for at estimated fair value irrespective of the level of equity ownership. Some of these investment holdings may be deemed to be VIEs as defined in FIN 46R. The FASB permitted non-registered investment companies to defer consolidation of VIEs in which they are involved until the proposed Statement of Position on the clarification of the scope of the
Investment Company Audit Guide is finalized. Following issuance of the Statement of Position, the FASB will consider further modification to FIN 46R to provide an exception for companies that qualify to apply the revised Audit Guide. We applied this deferral provision and did not consolidate additional assets in potential VIEs in which we are involved at year-end fiscal 2005. Following issuance of the revised Audit Guide and further modification, if any, to FIN
46R, we will assess the effect of such guidance on our venture capital subsidiary.

    Loan Commitments

      We have outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated Rs. 37.8 billion (US$ 867 million)
at year-end fiscal 2005 compared to Rs. 73.9 billion (US$ 1.7 billion) at year-end fiscal 2004. The interest rate on these commitments is dependent on the lending rates on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are contingent upon the borrower's ability to maintain specific credit standards.

    Capital Commitments

      We are obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. Estimated amounts of contracts remaining to be executed on capital account aggregated Rs. 604 million (US$ 14 million) at year-end fiscal 2005 compared to Rs. 294 million
(US$ 7 million) at year-end fiscal 2004 signifying the unpaid amount for acquisition of fixed assets as per contracts entered into with suppliers.

    Operating Lease Commitments

      We have commitments under long-term operating leases principally for premises. The following table sets forth, a summary of future minimum lease rental commitments at year-end fiscal, for non-cancelable leases.

Lease rental commitments for fiscal                                (in millions)
-----------------------------------------------------------------  -------------
2006.............................................................     Rs.    866
2007.............................................................            835
2008.............................................................            829
2009.............................................................            813
2010.............................................................            690
Thereafter  .....................................................          3,225
Total minimum lease commitments .................................     Rs.  7,258

    Guarantees

      As a part of our financing activities, we issue guarantees to enhance the credit standing of our customers. The guarantees are generally for a period not exceeding 10 years. The credit risk associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. We have the same appraisal process for guarantees as that for any other loan product. Guarantees increased by 31.2% to Rs. 160.5 billion (US$ 3.7 billion) at year-end fiscal 2005 from Rs. 122.3 billion (US$ 2.8 billion) at year-end fiscal 2004.

      The following table sets forth, at the dates indicated, guarantees outstanding.

                                                                   At March 31,
                                ------------------------------------------------------------------------------
                                                             2004/2003                               2005/2004
                                        2003           2004   % change           2005          2005   % change
                                ------------------------------------------------------------------------------
                                                        (in millions, except percentages)
Financial guarantees(1)....     Rs.   69,076   Rs.   57,344   (17.0)%     Rs.  60,672    US$  1,391       5.8%
Performance guarantees(2)..     Rs.   37,042         65,000    73.8            99,808         2,288      53.6
                                ---------------------------               --------------------------
Total guarantees ..........     Rs.  106,478   Rs.  122,344    14.9%      Rs. 160,480    US$  3,679      31.2%
                                ===========================               ==========================

---------------
(1)  Consists of instruments guaranteeing the timely contractual payment of loan obligations, primarily to foreign lenders on behalf of project companies.

(2)  Consists of instruments guaranteeing the performance by a company of an obligation, such as exports.

      The following table sets forth contractual obligations on long-term debt, operating lease and guarantees at year-end fiscal 2005.

                                                         Payments due by period
                                --------------------------------------------------------------------
                                                  Less than                                More than
     Contractual Obligations        Total            1 year     1-3 years     3-5 years      5 years
------------------------------  ------------   ------------   -----------   -----------   ----------
                                                                                 (in millions)
Long term debt obligations....  Rs.  368,152   Rs.   88,889   Rs. 118,217   Rs.  87,663   Rs. 73,383
Operating lease obligations...         7,258            866         1,664         1,503        3,225
Guarantees
      Financial guarantees....        60,672         35,040        10,000         6,228        9,404
      Performance guarantees..        99,808         37,447        39,539        17,298        5,524
                                ------------   ------------   -----------   -----------   ----------
Total.........................  Rs.  535,890   Rs.  162,242   Rs. 169,420   Rs. 112,692   Rs. 91,536
                                ============   ============   ===========   ===========   ==========

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

      At year-end fiscal 2005, ICICI Bank's capital adequacy ratio calculated in accordance with the Reserve Bank of India guidelines and based on its unconsolidated financial statements prepared in accordance with Indian GAAP was
11.8%. Using the same basis of calculation, at year-end fiscal 2005, ICICI
Bank's Tier 1 capital adequacy ratio was 7.6% and its Tier 2 capital adequacy ratio was 4.2%.

      ICICI Bank raised additional Tier 1 capital through a public issue of equity shares aggregating to Rs. 32.5 billion (US$ 745 million) in fiscal 2005.

      The following table sets forth, at the dates indicated, risk-based capital, risk-weighted assets and risk-based capital adequacy ratios computed in accordance with the applicable Reserve Bank of India guidelines and based on
ICICI Bank's unconsolidated financial statements prepared in accordance with
Indian GAAP.

      Indian GAAP

                                                     At March 31, 2005
                                              ------------------------------
                                                       (in millions)
Tier 1 capital .............................  Rs.   102,463      US$   2,349
Tier 2 capital .............................         56,566            1,297
                                              -------------      -----------
Total capital ..............................  Rs.   159,029      US$   3,646
                                              =============      ===========
On- balance sheet risk weighted assets .....  Rs. 1,080,528      US$  24,771
Off-balance sheet risk weighted assets .....        207,968            4,768
                                              -------------      -----------
Risk weighted assets on trading book                 61,672            1,414
                                              =============      ===========
Total risk weighted assets .................  Rs. 1,350,168      US$  30,953
                                              =============      ===========
Tier 1 capital adequacy ratio ..............            7.6%
Tier 2 capital adequacy ratio ..............            4.2
                                              -------------
Total capital adequacy ratio ...............           11.8%
                                              -------------

      From time to time, we may access the capital markets through additional equity or debt offerings to increase our capital resources.

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

      Most of our incremental funding requirements, including replacement of maturing liabilities of ICICI which generally had longer maturities, are met through short-term funding sources, primarily in the form of deposits including inter-bank deposits. However, a large portion of our assets, primarily the assets of ICICI and our home loan portfolio, have medium or long-term maturities, creating a potential for funding mismatches. We actively monitor our liquidity position and attempt to maintain adequate liquidity at all times to meet all requirements of all depositors and bondholders, while also meeting the requirement of lending groups. From time to time, we may buy back some of our outstanding bonds at our discretion in the open market or in privately negotiated transactions depending on market conditions, interest rates and other factors. We seek to establish a continuous information flow and an active dialogue between the funding and borrowing divisions of the organization to enable optimal liquidity management. A separate group is responsible for liquidity management.

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

      Our bonds are rated AAA by two Indian credit rating agencies, ICRA Limited and Credit Analysis & Research Limited. Our term deposits are rated AAA by ICRA
Limited. Our long-term foreign currency borrowings are rated Baa3 by Moody's
Investors Service and BB+ by Standard and Poor's. Our short-term foreign currency ratings are Ba2/ Not Prime by Moody's Investors Service and B by
Standard and Poor's. The outlook from Standard and Poor is stable. Moody's has a positive outlook on our Baa3 foreign currency senior debt rating, a stable outlook on our Baa3 subordinated debt rating and also a stable outlook on our
Ba2 ratings on foreign currency deposits. Any downgrade in these credit ratings, or any adverse change in these ratings relative to other banks and financial intermediaries, could adversely impact our ability to raise resources to meet our funding requirements, which in turn could adversely impact our liquidity position. See also "Risk Factors - Risks Relating to Our Business - We are subject to credit, market and liquidity risk which may have an adverse effect on our credit ratings and our cost of funds".

Capital Expenditure

      The following tables set forth, for the periods indicated, certain information related to capital expenditure by category of fixed assets.

                                                                      Fiscal 2003
                               ---------------------------------------------------------------------------------------
                               Cost at March    Additions/     Deletions/                    Net assets at March 31,
                                  31, 2002      transfers       transfers    Depreciation              2003
                               -------------   ------------    ----------    ------------   --------------------------
                                                                       (in millions)
Land                           Rs.     1,336   Rs.      199    Rs.      -    Rs.       82   Rs.   1,453    US$      33
Buildings...................           7,208          4,224          (238)            930        10,264            235
Equipment, furniture and
  others....................           5,727          7,808          (874)          4,234         8,427            193
Construction in progress....             469          1,010          (402)              6         1,071             25
                               -------------   ------------    ----------    ------------   -----------    -----------
Total.......................   Rs.    14,740   Rs.   13,241    Rs. (1,514)   Rs.    5,252   Rs.  21,215    US$     486
                               =============   ============    ==========    ============   ===========    ===========

                                                                      Fiscal 2004
                               ---------------------------------------------------------------------------------------
                               Cost at March    Additions/     Deletions/                    Net assets at March 31,
                                  31, 2003      transfers       transfers    Depreciation              2004
                               -------------   ------------    ----------    ------------   --------------------------
                                                                     (in millions)
Land                           Rs.     1,535    Rs.      79    Rs.    (88)   Rs.      207   Rs.   1,319    US$      30
Buildings...................          11,194          1,611          (492)          1,302        11,011            252
Equipment, furniture and
  others(1).................          12,661          3,950          (212)          6,534         9,865            226
Construction in progress....           1,077                          (89)             ..           988             23
                               -------------   ------------    ----------    ------------   -----------    -----------
Total                          Rs.    26,467   Rs.    5,640    Rs.   (881)   Rs.    8,043   Rs.  23,183    US$     531
                               =============   ============    ==========    ============   ===========    ===========

---------------
(1)  Includes equipment and furniture, and others category as specified in Note
     13 to our consolidated financial statements.

                                                                      Fiscal 2005
                               ---------------------------------------------------------------------------------------
                               Cost at March    Additions/     Deletions/                    Net assets at March 31,
                                  31, 2004      transfers       transfers    Depreciation              2005
                               -------------   ------------    ----------    ------------   --------------------------
                                                                    (in millions)
 Land.......................   Rs.     1,526   Rs.      190    Rs.    (68)   Rs.      268   Rs.   1,380    US$      31
 Buildings..................          12,313          2,292           (50)          1,788        12,767            293
 Equipment, furniture
   and others(1)............          16,399          4,932          (230)         10,423        10,678            245
 Construction in progress...             988            440          (191)              7         1,230             28
                               -------------   ------------    ----------    ------------   -----------    -----------
 Total......................   Rs.    31,226   Rs.    7,854    Rs.   (539)   Rs.   12,486   Rs.  26,055    US$     597

---------------
(1)  Includes equipment and furniture, and others category as specified in Note
     13 to our consolidated financial statements.

      Our capital expenditure on property and equipment was Rs. 7.9 billion (US$
180 million) for fiscal 2005. Capital expenditure of Rs. 4.9 billion (US$ 113 million) on equipment, furniture and others included Rs. 1.7 billion (US$ 40 million) on computers and software. The increase of Rs. 2.9 billion (US$ 66 million) in the value of net assets was primarily due to additions in buildings, equipment and furniture of ICICI Bank Limited. This increase was commensurate with the increase in number of branches and extension counters to 562 at year-end fiscal 2005 compared to 469 at year-end fiscal 2004.

Significant Changes

     Except as stated in this annual report, no significant changes have occurred to us since the date of the fiscal 2005 consolidated financial statements contained in this annual report.

Segment Revenues and Assets

     Our operations are classified into the following segments: commercial banking segment, investment banking segment and others. Segment data for previous periods has been reclassified on a comparable basis.

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

   Commercial Banking Segment

     Fiscal 2005 compared to Fiscal 2004

     Net income of the commercial banking segment was Rs. 4.3 billion (US$ 99 million) in fiscal 2005 as compared to a net loss of Rs. 4.4 billion (US$ 100 million) in fiscal 2004, primarily due to an increase in net interest income by
Rs. 5.7 billion (US$ 131 million) and non-interest income by Rs. 5.5 billion
(US$ 126 million) in fiscal 2005 as compared to fiscal 2004 and lower provisions for loan losses of Rs. 14.7 billion (US$ 337 million) for fiscal 2005 compared to Rs. 20.0 billion (US$ 459 million) for fiscal 2004, offset, in part by an increase of Rs. 6.0 billion (US$ 138 million) in non-interest expense.

     Net interest income, including dividends, increased 32.3% to Rs. 23.4 billion (US$ 537 million) for fiscal 2005 from Rs. 17.7 billion (US$ 406 million) for fiscal 2004 primarily due to replacement of higher cost liabilities of ICICI Limited with relatively lower cost deposits resulting in a positive impact on the net interest income. Provisions for loan losses decreased 26.7% to
Rs. 14.7 billion (US$ 337 million) for fiscal 2005 from Rs. 20.0 billion (US$
459 million) for fiscal 2004 primarily due to lower additions to gross restructured and other impaired loans. Non-interest income increased 33.7% to
Rs. 21.9 billion (US$ 502 million) in fiscal 2005 from Rs. 16.4 billion (US$ 375 million) in fiscal 2004. The large increase was primarily due to growth in retail liability product income like account servicing charges and transaction banking fee income from small enterprises, as well as an increase in transaction banking and other fee income from corporate banking. During the year we increased charges and introduced new charges for some of the services that we offer to our deposit customers. There was a significant increase in business volume of transaction banking services like bankers acceptances, bank guarantees and cash management services. Non-interest expense increased 30.9% to Rs. 25.5 billion (US$ 584 million) in fiscal 2005 from Rs. 19.5 billion (US$ 446 million)
in fiscal 2004 primarily due to an increase in salary and other administration expenses.

      Fiscal 2004 compared to Fiscal 2003

      The commercial banking segment incurred a net loss of Rs. 4.4 billion (US$
100 million) in fiscal 2004 and a net loss of Rs. 7.8 billion (US$ 180 million)
in fiscal 2003, primarily due to provisions for loan losses of Rs. 20.0 billion
(US$ 459 million) in fiscal 2004 and Rs. 19.6 billion (US$ 450 million) in fiscal 2003 respectively. The decrease in net loss in fiscal 2004 in comparison with fiscal 2003 was primarily due to an increase in non-interest income partly offset by an increase in non-interest expense.

      Net interest income, including dividends, increased 13.7% to Rs. 17.7 billion (US$ 406 million) in fiscal 2004 from Rs. 15.6 billion (US$ 357 million)
in fiscal 2003 primarily due to the benefit of lower funding costs. Non-interest income increased 217.6% to Rs. 16.4 billion (US$ 375 million) in fiscal 2004 from Rs. 5.2 billion (US$ 118 million) in fiscal 2003 primarily due to a greater focus on fee income and increased gains on investments held as credit substitutes. Non-interest expense increased 57.6% to Rs. 19.5 billion (US$ 446 million) in fiscal 2004 from Rs. 12.4 billion (US$ 283 million) in fiscal 2003 primarily due to enhanced operations and the growth in the retail franchise, including maintenance of ATMs, credit card expenses, call centre expenses and technology expenses.

   Investment Banking Segment

      Fiscal 2005 compared to Fiscal 2004

      Net income for the investment banking segment decreased 57.9% to Rs. 4.7 billion (US$ 108 million) in fiscal 2005 compared to Rs. 11.2 billion (US$ 256 million) in fiscal 2004, primarily due to a decrease in trading account revenue and a decrease in gains from securities transactions. Trading account revenue and gain on securities transactions decreased 64.0% to Rs. 6.2 billion (US$ 142 million) for fiscal 2005 from Rs. 17.2 billion (US$ 395 million) for fiscal 2004 as a result of an increase in interest rates during the year. The yield on
10-year government of India securities increased by 1.52% to 6.68% during fiscal
2005. See also "Risk Factors - Risks Relating to Our Business - Our business is particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations and our financial performance".
During fiscal 2004, the yield on 10-year government of India securities had declined by 105 basis points. Net interest income, including dividends, decreased to Rs. 688 million (US$ 16 million) in fiscal 2005 from Rs. 1.2 billion (US$ 28 million) in fiscal 2004. Non-interest expense decreased 22.4% to
Rs. 3.7 billion (US$ 84 million) in fiscal 2005 from Rs. 4.7 billion (US$ 108 million) in fiscal 2004.

      Fiscal 2004 compared to Fiscal 2003

      Net income for the investment banking segment increased 809.5% to Rs. 11.2 billion (US$ 256 million) in fiscal 2004 compared to Rs. 1.2 billion (US$ 28 million) in fiscal 2003, primarily due to an increase in non-interest income partly offset by an increase in non-interest expense.

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
Provision for loan losses was Rs. 15 million (US$ 343,879) in fiscal 2004 compared to Rs. 4 million (US$ 91,701) in fiscal 2003.

      Non-interest income increased 147.4% to Rs. 17.4 billion (US$ 399 million)
in fiscal 2004 from Rs. 7.0 billion (US$ 161 million) in fiscal 2003 primarily due to higher income on the fixed income portfolio in a favorable interest rate environment and favorable equity markets. Non-interest expense increased 50.1%
to Rs. 4.7 billion (US$ 108 million) in fiscal 2004 from Rs. 3.2 billion (US$ 72 million) in fiscal 2003.

Related party transactions

      ICICI Bank has transactions with its affiliates and directors/employees.
The following represent the significant transactions between ICICI Bank and related parties including our affiliates, directors or employees:

      Insurance services

      During fiscal 2005, we paid insurance premium to ICICI Lombard General
Insurance Company and its affiliates amounting to Rs. 322 million (US$ 7 million) compared to Rs. 219 million (US$ 5 million) in fiscal 2004 and received insurance claims amounting to Rs. 17 million (US$ 389,729) compared to Rs. 86 million(US$ 2 million) in fiscal 2004.

     Lease of premises and facilities

     During fiscal 2005, we received the following amounts for lease of premises, facilities and other administrative costs, Rs. 121 million (US$ 3 million) from ICICI Prudential Life Insurance Company, compared to Rs. 198 million (US$ 4 million) in fiscal 2004, Rs. 19 million (US$ 435,580) from
Prudential ICICI Asset Management Company, compared to Rs. 6 million (US$
137,552) in fiscal 2004 and Rs. 131 million (US$ 3 million) from ICICI Lombard
General Insurance Company, compared to Rs. 91 million (US$ 2 million) in fiscal
2004.

     Secondment of employees

     During fiscal 2005, we received Rs. 1 million (US$ 22,925) from ICICI
Prudential Life Insurance Company for seconded employees, compared to Rs. 0.6 million (US$ 13,755) in fiscal 2004 and Rs. 8 million (US$ 183,402) from ICICI
Lombard General Insurance Company, compared to Rs. 14 million (US$ 320,954) in fiscal 2004.

     Asset management services

     During fiscal 2005, we provided asset management services to TCW and earned fees of Rs. 5 million (US$ 114,626) compared to Rs. 14 million (US$ 320,954) in fiscal 2004.

     Deposits and borrowings

     During fiscal 2005, we paid Rs. 74 million (US$ 2 million) interest on bonds/deposits/call borrowings to its affiliated companies, compared to Rs. 27 million (US$ 618,982) in fiscal 2004.

     Interest and Dividend

     During fiscal 2005, we received a dividend of Rs. 218 million (US$ 5 million) from our affiliates compared to Rs. 172 million in fiscal 2004 (US$ 4 million).

     Employee loans

     ICICI Bank has advanced housing, vehicle and general purpose loans to employees, bearing interest ranging from 2.5% to 6%. The tenure of these loans range from five 5 years to 25 years. The loans are generally secured by the assets acquired by the employees. Outstanding employee loan balances at year-end fiscal 2005 of Rs. 4,539 million (US$ 104 million) were included in other assets compared to Rs. 3,766 million (US$ 86 million) at year-end fiscal 2004.

     Referral fees

     During fiscal 2005 we received Rs. 280 million (US$ 6 million) in referral fees from our insurance affiliates compared to Rs. 243 million (US$ 6 million)
in fiscal 2004.

     Purchase of investments

     During fiscal 2005, we purchased Rs. 7,574 million (US$ 174 million) of investments from our affiliates, compared to Rs. 2,843 million in fiscal 2004
(US$ 65 million).

     Sale of investments

     During fiscal 2005, we sold Rs. 4,518 (US$ 104 million) of investments to our affiliates compared to Rs. 971 million (US$ 22 million) in fiscal 2004.

      Related party balances

      The following balances payable to/receivable from related parties were included in the balance sheet:

                                                      At March 31,
                                               --------------------------
                                                     2004            2005
                                               ----------      ----------
                                                      (in millions)
 Loans......................................   Rs.     20      Rs.      9
 Other assets...............................        3,353              62
 Deposits...................................          700           1,621
 Other liabilities..........................           50              23

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

Recently Issued Accounting Standards

      Accounting changes and error corrections

      In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error
Corrections" ("SFAS No. 154") which replaces Accounting Principles Board ("APB")
Opinions No. 20 "Accounting Changes" and SFAS No. 3, "Reporting Accounting
Changes in Interim Financial Statements-An Amendment of APB Opinion No. 28".
SFAS No. 154 applies to all voluntary changes in accounting principles and provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principles and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

      Share based payment

      On December 16, 2004, the Financial Accounting Standards Board (FASB)
issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation.
Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to
Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally,
the approach in Statement 123(R) is similar to the approach described in
Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.

      SFAS No. 123(R) would be applicable to all awards granted, modified or settled in the first reporting period under US GAAP that begins after June 15,
2005.

      Statement 123(R) permits public companies to adopt its requirements using one of two methods:

      A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement
123(R) for all share-based payments granted after the effective date and (b)
based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

      A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b)
prior interim periods of the year of adoption.

      The company plans to adopt Statement 123 using the modified-prospective method. As permitted by Statement 123, the company currently accounts for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options.
The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future.
However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in our consolidated financial statements. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption.

      Other-than-temporary impairments of securities

      In November 2003, the Financial Accounting Standards Board ("FASB")
ratified a consensus on the disclosure provisions of Emerging Issues Task Force
("EITF") Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its
Application to Certain Investments." In March 2004, the FASB reached a consensus regarding the application of a three-step impairment model to determine whether investments accounted for in accordance with SFAS No. 115, "Accounting for
Certain Investments in Debt and Equity Securities," and other cost method investments are other-than-temporarily impaired. However, with the issuance of
FASB Staff Position EITF 03-1-1,

the provisions of the consensus relating to the measurement and recognition of other-than-temporary impairments have been deferred pending reassessment by the
FASB.

      The remaining provisions of this standard, which primarily relate to disclosure, have been applied to all investments accounted for in accordance with SFAS No. 115 and other cost method investments. We cannot determine the impact of EITF 03-1 until after the FASB completes its reassessment.

      Accounting for Certain Financial Instruments with Characteristics of both
Liabilities and Equities

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

      Derivative Instruments and Hedging Activities

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

                                   MANAGEMENT

Directors and Executive Officers

      Our board of directors, consisting of 16 members at September 23, 2005, is responsible for the management of our business. Our organizational documents provide for a minimum of three directors and a maximum of 21 directors, excluding the government director and the debenture director (defined below), if any. We may, subject to the provisions of our organizational documents and the
Companies Act, change the minimum or maximum number of directors by a resolution which is passed at a general meeting by a majority of the present and voting shareholders. In addition, under the Banking Regulation Act, the Reserve Bank of
India may require us to convene a meeting of our shareholders for the purposes of appointing new directors to our board of directors.

      The Banking Regulation Act requires that at least 51% of the directors should have special knowledge or practical experience in banking and areas relevant to banking including accounting, finance, agriculture and small scale industry. All of our directors are professionals with special knowledge of one or more of the above areas. Of the 16 directors, five are directors who are in our wholetime employment, or wholetime directors. The appointment of wholetime directors requires the approval of the Reserve Bank of India and the shareholders. Under the terms of the loan and guarantee facilities provided by the government of India to us, the government of India is entitled to appoint and has appointed one representative to our board, currently Mr. Vinod Rai. Of the remaining 10 independent directors, Mr. N. Vaghul is the non-executive chairman of our board, Mr. T.S. Vijayan is the Managing Director of Life
Insurance Corporation of India which is among ICICI Bank's large institutional shareholders, one director is a consultant, one is a technocrat-entrepreneur, one is a chartered accountant and business advisor, one is a professor of finance, one is a retired company executive, one is from a financial holding company with investments in insurance and investment management and two are from industrial companies. Of the 11 non-wholetime directors, three have specialized knowledge in respect of agriculture and rural economy or small-scale industry.
The Reserve Bank of India has also prescribed `fit and proper' criteria to be considered while appointing persons as directors of banking companies. Our directors are required to make declarations confirming their ongoing compliance of the `fit and proper' criteria. Our board of directors has reviewed the declarations received from the directors in this regard and determined that all our directors satisfy the `fit and proper' criteria.

      Pursuant to the provisions of the Companies Act, at least two-thirds of the total number of directors, excluding the government director and the debenture director, are subject to retirement by rotation. One-third of these directors must retire from office at each annual meeting of shareholders. A retiring director is eligible for re-election. Pursuant to the provisions of the
Banking Regulation Act, none of the directors other than wholetime directors may hold office continuously for a period exceeding eight years.

      Our organizational documents also provide that we may execute trust deeds in respect of our debentures under which the trustee or trustees may appoint a director, known as the debenture director. The debenture director is not subject to retirement by rotation and may only be removed as provided in the relevant trust deed. Currently, there is no debenture director on our board of directors.

      Our board of directors appointed Mr. T.S. Vijayan, Managing Director, Life
Insurance Corporation of India and Mr. Sridar Iyengar, a chartered accountant and business advisor as non-wholetime directors effective April 30, 2005. The shareholders have approved their appointments at the annual general meeting held on August 20, 2005. Mr. S.B. Mathur, Chairman of Life Insurance Corporation of
India resigned from the Board effective March 4, 2005 consequent to his retirement from Life Insurance Corporation of India and Mr. P.C. Ghosh,
Chairman, General Insurance Corporation of India resigned from the Board effective May 6, 2005 consequent to his retirement from General Insurance
Corporation of India. Mr. Uday Chitale who was appointed as a non-wholetime director effective August 21, 1997 retired from our board effective August 21,
2005 on completion of eight years as a non-wholetime director as provided in the
Banking Regulation Act.

      Mr. N. Vaghul was appointed as a director on March 27, 2002. He was appointed as non- wholetime chairman of the board effective May 3, 2002 for a period of three years. The board at its meeting on April 30, 2005 reappointed him as non-wholetime chairman of the board until April 30, 2009 which has been approved by the Reserve Bank of India.

      Our board of directors had appointed Ms. Chanda Kochhar and Dr. Nachiket
Mor as Executive Directors effective April 1, 2001, Mr. K.V. Kamath and Ms.
Lalita D. Gupte, previously non-wholetime directors on our board, as Managing
Director & CEO and Joint Managing Director respectively, effective May 3, 2002 and Ms. Kalpana Morparia as Executive Director, effective May 3, 2002. Our board subsequently re-appointed Ms. Lalita D. Gupte, whose tenure of appointment was until June 23, 2004, as Joint Managing Director till October 31, 2006. Our board designated Ms. Kalpana Morparia as Deputy Managing Director effective February
1, 2004. The board and the shareholders have approved the following re-appointments with respect to the wholetime directors of the Bank:

o    Mr. K. V. Kamath, Managing Director & CEO, on the expiry of his current term, i.e., from May 1, 2006, until April 30, 2009.
o    Ms. Kalpana Morparia, Deputy Managing Director, on the expiry of her current term, i.e., from May 1, 2006, until May 31, 2007 (up to the date of retirement).
o    Ms. Chanda Kochhar and Dr. Nachiket Mor, Executive Directors, on the expiry of their current terms, i.e., from April 1, 2006, until March 31, 2011.

      These re-appointments are subject to the approval of the Reserve Bank of
India.

      In order to comply with the provisions of the Companies Act and our organizational documents, Ms. Lalita D. Gupte and Ms. Kalpana Morparia will be subject to retirement by rotation if at any time the number of non-rotational directors exceeds one-third of the total number of directors. If they are re-appointed as directors immediately upon retirement by rotation, they will continue to hold their offices as wholetime directors, and the retirement by rotation and re-appointment shall not be deemed to constitute a break in their appointment. Our other executive officers may hold office until they retire, unless they are discharged earlier by us.

     Our board of directors at September 23, 2005 had the following members:

----------------------------------------------------------------------------------------------------------------------
Name, Designation and Profession           Age  Date of Appointment  Other appointments
----------------------------------------------------------------------------------------------------------------------

Mr. Narayanan Vaghul                        69  March 27, 2002       Chairman
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
                                                                     GIVE Foundation
Chairman:                                                            Himatsingka Seide Limited
Agriculture & Small Enterprises Business                             ICICI Knowledge Park
    Committee                                                        Mahindra Industrial Park Limited
Board Governance & Remuneration                                      Pratham India Education Initiative
    Committee                                                        Pratham Tamil Nadu Education Initiative
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
                                                                     Air India Engineering Services Limited
Profession:                                                          Apollo Hospitals Enterprise Limited
Development Banker                                                   Azim Premji Foundation
                                                                     Hemogenomics Private Limited
                                                                     Mittal Steel Europe SA
                                                                     Mittal Steel Company NV
                                                                     Mittal Steel Caribbean
                                                                     Mahindra & Mahindra Limited
                                                                     Nicholas Piramal India Limited
                                                                     Technology Network (India) Private Limited
                                                                     Wipro Limited

----------------------------------------------------------------------------------------------------------------

Mr. Sridar Iyengar                          58  April 30, 2005       Director
                                                                     American India Foundation
Profession:                                                          Foundation for Democratic Reforms in India Inc.
Business Advisor                                                     Infosys Technologies Limited
                                                                     Progeon Limited
                                                                     Rediff.com
                                                                     Rediff Holdings Inc.
                                                                     TiE Inc.

------------------------------------------------------------------------------------------------------------------

Mr. Lakshmi Niwas Mittal                    55  May 3, 2002          Director
                                                                     Artha Limited
Profession:                                                          Galmatias Limited
Industrialist                                                        Irish Ispat Limited
                                                                     Ispat Inland Holdings Inc.
                                                                     Ispat Inland Inc.
                                                                     Ispat Inland L.P.
                                                                     Ispat (US) Holdings Inc.
                                                                     LNM Capital Limited
                                                                     Lucre Limited
                                                                     Mittal Canada Inc.
                                                                     Mittal Steel Annaba Spa
                                                                     Mittal Steel Company N.V.
                                                                     Mittal Steel Company Limited
                                                                     Mittal Steel Europe SA
                                                                     Mittal Steel Galati SA
                                                                     Mittal Steel Holdings NV

                                      120

----------------------------------------------------------------------------------------------------------------------
Name, Designation and Profession           Age  Date of Appointment  Other appointments
----------------------------------------------------------------------------------------------------------------------

                                                                     Mittal Steel Holdings BV
                                                                     Mittal Steel Lazaro Cardenas SA de CV
                                                                     Mittal Steel Mexico SA de CV
                                                                     Mittal Steel Ostrava a.s.
                                                                     Mittal Steel Point Lisas Limited
                                                                     Mittal Steel Poland S.A.
                                                                     Mittal Steel Skopje (CRM) a.d.
                                                                     Mittal Steel Skopje (HRM) a.d.
                                                                     Mittal Steel South Africa Limited
                                                                     Mittal Steel Tebessa Spa
                                                                     Mittal Steel Temirtau JSC
                                                                     Mittal Steel Zenica
                                                                     Nestor Limited
                                                                     Nuav Limited
                                                                     Pratham UK Limited
                                                                     Tommyfield Limited

--------------------------------------------------------------------------------------------------------------------------

Mr. Anupam Pradip Puri                       59 May 3, 2002          Director
                                                                     Dr. Reddy's Laboratories Limited
Profession:                                                          Godrej Consumer Products Limited
Management Consultant                                                Mahindra-British Telecom Limited
                                                                     Mahindra & Mahindra Limited
                                                                     Patni Computer Systems Limited

----------------------------------------------------------------------------------------------------------------------

Mr. Vinod Rai                                57 January 3, 2003      Director
Additional Secretary (Financial Sector)                              Bank of Baroda
                                                                     IFCI Limited
Ministry of Finance, Government of India                             Infrastructure Development Finance Company
                                                                              Limited
Profession:                                                          Small Industries Development Bank of India
Government Service

----------------------------------------------------------------------------------------------------------------------

Mr. Somesh Ramchandra Sathe                  60 January 29, 1998     Managing Director
                                                                     Arbes Tools Private Limited
Profession:                                                          ESSP Meditek Private Limited
Technocrat Entrepreneur                                              Sukeshan Equipments Private Limited

----------------------------------------------------------------------------------------------------------------------

Mr. Mahendra Kumar Sharma                    58 January 31, 2003     Vice-Chairman
                                                                     Hindustan Lever Limited
Chairman:                                                            Chairman
Fraud Monitoring Committee                                           Vasishti Detergents Limited
Share Transfer & Shareholders'/Investors'                            Director
      Grievance Committee                                            Hind Lever Trust Limited
                                                                     Indexport Limited
Profession:                                                          Lever India Exports Limited
Company Executive                                                    Lever Associated Trust Limited
                                                                     Nepal Lever Limited
                                                                     Toc Disinfectants Limited
----------------------------------------- ----- -------------------  -------------------------------------------------

Mr. Priya Mohan Sinha                        65 January 22, 2002     Chairman
                                                                     Bata India Limited
Profession:                                                          Director
Professional Manager                                                 Azim Premji Foundation
                                                                     Indian Oil Corporation Limited

                                      121

----------------------------------------------------------------------------------------------------------------------
Name, Designation and Profession           Age  Date of Appointment  Other appointments
----------------------------------------------------------------------------------------------------------------------

                                                                     Lafarge India Limited
                                                                     Wipro Limited

----------------------------------------------------------------------------------------------------------------------

Prof. Marti Gurunath Subrahmanyam            59 May 3, 2002          Director
                                                                     Infosys Technologies Limited
Profession:                                                          Nexgen Financial Holdings Limited
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
                                                                     The Animi Offshore Concentrated Risk Fund
                                                                     Usha Communication Inc.
                                                                     Director - Board of Governors
                                                                     National Institute of Securities Markets
                                                                     Director - Advisory Board
                                                                     Metahelix Life Sciences Private Limited
                                                                     Microcredit Foundation of India

----------------------------------------------------------------------------------------------------------------------
Mr. T.S. Vijayan                             52 April 30, 2005       Managing Director
                                                                     Life Insurance Corporation of India
Profession:                                                          Director
Company Executive                                                    LIC HFL Care Homes Limited

----------------------------------------------------------------------------------------------------------------------

Mr. V. Prem Watsa                            55 January 29, 2004     Chairman & CEO
                                                                     Fairfax Financial Holdings Limited
Profession:                                                          Chairman
Company Executive                                                    4129768 Canada Inc.
                                                                     Crum & Foster Holdings Corp.
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
                                                                     Vice-President
                                                                     FFHL Group Limited
                                                                     Vice-President & Secretary
                                                                     Hamblin Watsa Investment Counsel Limited
                                                                     Director
                                                                     Hudson Insurance Company
                                                                     Lindsey Morden Acquisitions
                                                                     Lindsey Morden Group Inc.
                                                                     Odyssey Re Holdings Corp.
                                                                     The Sixty Four Foundation
                                                                     The Sixty Three Foundation

                                      122

----------------------------------------------------------------------------------------------------------------------
Name, Designation and Profession           Age  Date of Appointment  Other appointments
----------------------------------------------------------------------------------------------------------------------

Mr. Kundapur Vaman Kamath                   57  April 17, 1996       Chairman
Managing Director & CEO                                              ICICI Bank Canada
                                                (Managing Director   ICICI Bank UK Limited
Chairman:                                       effective May 3, 20  ICICI Lombard General Insurance Company Limited
Committee of Directors                                               ICICI Prudential Life Insurance Company Limited
                                                                     ICICI Securities Limited
Profession:                                                          ICICI Venture Funds Management Company
Company Executive                                                            Limited
                                                                     Investment Credit Bank Limited Liability Company
                                                                     Director
                                                                     Indian Institute of Management, Ahmedabad
                                                                     Visa International Asia Pacific Regional Board
                                                                      Director - Board of Governors
                                                                     Indian Institute of Information Technology
                                                                     Member - Governing Board
                                                                     Indian School of Business

----------------------------------------------------------------------------------------------------------------------

Ms. Lalita Dileep Gupte                     56  September 12, 1994   Director
Joint Managing Director                         (Joint Managing Dir  ICICI Bank Canada
                                                effective May 3, 20  ICICI Bank UK Limited
Chairperson:                                                         ICICI Lombard General Insurance Company Limited
Asset Liability Management Committee                                 ICICI Prudential Life Insurance Company Limited
                                                                     ICICI Securities Limited
Profession:                                                          ICICI Venture Funds Management Company
Company Executive                                                            Limited
                                                                     Investment Credit Bank Limited Liability Company

----------------------------------------------------------------------------------------------------------------------

Ms. Kalpana Morparia                        56  May 3, 2002          Chairperson
Deputy Managing Director
                                                                     ICICI Investment Management Company Limited
Profession:                                                          Director
Company Executive                                                     ICICI Lombard General Insurance Company
                                                                              Limited
                                                                     ICICI Prudential Life Insurance Company Limited
                                                                     ICICI Securities Limited
                                                                     ICICI Venture Funds Management Company
                                                                             Limited

----------------------------------------------------------------------------------------------------------------------

Ms. Chanda Kochhar                          43  April 1, 2001        Chairperson
Executive Director                                                   ICICI Home Finance Company Limited
                                                                     Director
Profession:                                                          ICICI Prudential Life Insurance Company Limited
Company Executive

                                      123

----------------------------------------------------------------------------------------------------------------------
Name, Designation and Profession           Age  Date of Appointment  Other appointments
----------------------------------------------------------------------------------------------------------------------

Dr. Nachiket Mor                            41  April 1, 2001        Director
Executive Director                                                   ICICI Home Finance Company Limited
                                                                     ICICI Knowledge Park
Profession:                                                          ICICI Securities Limited
Company Executive                                                    ICICI Venture Funds Management Company Limited

                                                                     Pratham India Education Initiative

----------------------------------------------------------------------------------------------------------------------

      The executive officers of ICICI Bank at August 31, 2005 were as follows:

--------------- ---- ----------------- ---------- ------------ ----------- --------- --------- ----------- ----------- -------------
Name            Age  Designation and     Years       Total        Bonus      Stock     Stock     Share-    Total stock  Total stock
                     Responsibilities   of work   remuneration  for fiscal  options   options   holdings     options      options
                                       experience  in fiscal     2005(2)    granted   granted   at August    granted    outstanding
                                                    2005(1)                in fiscal  in April  31, 2005      till       at August
                                                                            2005(4)     2005      (3)       August 31,  31, 2005(5)
                                                                                                             2005(5)
-------------- ----- ----------------- ---------- ------------ ----------- --------- --------- ----------- ----------- -------------
Mr. K.V.        57   Managing Director     34      14,620,489   4,492,800   250,000   250,000     68,500    1,025,000    936,000
Kamath               & CEO

Ms. Lalita D.   56   Joint Managing        34       9,078,324   3,369,600   165,000   165,000    119,991      795,000    637,500
Gupte                Director
                     -International
                     Banking

Ms. Kalpana     56   Deputy Managing       30       9,748,575   2,652,000   150,000   150,000     21,190      640,000    620,000
Morparia             Director
                     - Corporate
                     Centre

Ms. Chanda D.   43   Executive Director    21       5,874,007   2,028,000   125,000   125,000    160,200      505,000    300,000
 Kochhar             - Retail Banking

Dr. Nachiket    41   Executive Director    18       7,023,546   2,028,000   125,000   125,000      6,000      502,000    275,000
Mor                  - Wholesale
                     Banking

Mr. Balaji      40   Senior General        16       6,268,195   3,000,000    75,000    75,000     38,500      330,000    187,500
Swaminathan          Manager

Mr. Bhargav     39   Senior General        15       4,184,663   2,100,000    75,000    75,000     20,600      248,475    222,475
Dasgupta             Manager

Mr. K. Ramkumar 44   Senior General        20       4,627,731   2,220,000    37,500    75,000     15,650      180,000    147,000
                     Manager

Ms. Madhabi     39   Senior General        16       4,375,671   2,400,000    75,000    75,000      1,411      279,900    222,450
Puri-Buch            Manager

Mr. Nagesh      46   Senior General        20        4,061,046  2,220,000    37,500    45,000     37,253      202,500    141,300
Pinge                Manager

Mr. P. H.       53   Senior General        33        4,707,611          -         -         -     22,000      154,700     22,000
Ravikumar            Manager
                     (currently seconded
                     to National
                     Commodities &
                     Derivatives
                     Exchange Limited)

Mr. Pravir      50   Senior General        30        4,547,497  1,920,000    80,000    37,500     15,000      139,500    124,500
Vohra                Manager

Ms. Ramni       53   Senior General        29        5,158,323  2,142,000    37,500    37,500     39,500      282,000    208,500
Nirula               Manager

Mr. Sanjiv      54   Senior General        30        4,805,831  2,356,200    37,500    37,500     37,289      223,000    183,000
Kerkar               Manager

Mr.V.           37   Senior General        15        4,827,508  2,400,000    75,000    75,000     36,210      259,900    157,150
Vaidyanathan         Manager

Ms. Vishakha    36   Chief Financial       12        4,206,405  1,800,000    37,500    75,000     34,955      210,975    167,520
Mulye                Officer and
                     Treasurer

(1)  Including ICICI Bank's contribution to the superannuation fund, provident fund and leave travel allowance and excluding bonus payable for fiscal 2004 which was paid in fiscal 2005. Includes aggregate leave travel allowance availed during the year: K.V. Kamath - Rs. 3,350,000 (US$ 76,800), Ms.
     Lalita D. Gupte - Rs. Nil (US$ Nil), Kalpana Morparia - Rs.

     1,900,000 (US$ 43,558), Chanda D. Kochhar - Rs. Nil (US$ Nil), Nachiket Mor
     - Rs. 812,500 (US$ 18,627) and all other executive officers Rs. 4,788,750
     (US$ 109,783).
(2)  Bonus for fiscal 2005 was paid in fiscal 2006.
(3)  Executive officers and directors as a group held around 0.5% of ICICI
     Bank's equity shares as of this date.
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

     Mr. K.V. Kamath is a mechanical engineer and a post-graduate in business management from the Indian Institute of Management, Ahmedabad. He joined ICICI in 1971 and worked in the areas of project finance, leasing, resources and corporate planning. In 1988, he left ICICI to join the Asian Development Bank, where he worked for six years. In January 1995, he joined a private sector group in Indonesia as advisor to its chairman. Mr. Kamath joined the board of directors of ICICI in October 1995. He was appointed Managing Director & CEO of
ICICI in May 1996 and was re-appointed in May 2001. Mr. Kamath was a non-wholetime director on the board of ICICI Bank from April 1996. Effective May
3, 2002 our board appointed Mr. Kamath as Managing Director & CEO. Our board and shareholders have approved his re-appointment as Managing Director & CEO until
April 30, 2009 on the expiry of his tenure of appointment on April 30, 2006, subject to the approval of the Reserve Bank of India.

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

      Ms. Kalpana Morparia holds Bachelor's degrees in science and law. She worked in the legal department of ICICI from 1975 to 1994. From 1996, when she was designated as General Manager, she was in charge of the legal, planning, treasury and corporate communications departments. In 1998, she was designated a
Senior General Manager of ICICI. She joined the board of directors of ICICI in
May 2001. Effective May 3, 2002 our board appointed Ms. Morparia as an Executive
Director. Effective February 1, 2004, our board designated her as Deputy
Managing Director. She is currently in charge of the Corporate Centre which includes the strategy, risk management, legal, finance, treasury, secretarial, human resources management, corporate communications and facilities management and administration functions. Our board and shareholders have approved her re-appointment as a wholetime director until May 31, 2007 on the expiry of her current term of appointment on April 30, 2006, subject to the approval of the
Reserve Bank of India.

     Ms. Chanda D. Kochhar holds a management degree from the Jamnalal Bajaj
Institute of Management Studies, Mumbai and a degree in cost and works accountancy from the Institute of Cost and Works Accountants of India. She
started her career in 1984 with ICICI in its project finance department and has worked in the areas of corporate credit, infrastructure financing, e-commerce, strategy and retail finance. Ms. Kochhar was designated a Senior General Manager of ICICI in 2000 and was in charge of its retail business. She was appointed to our board as an Executive Director in April 2001. She is currently responsible for the retail banking operations. Our board and shareholders have approved her re-appointment as a wholetime director until March 31, 2011 on the expiry of her current term of appointment on March 31, 2006, subject to the approval of the
Reserve Bank of India.

     Dr. Nachiket Mor holds a post-graduate diploma in finance management from the Indian Institute of Management, Ahmedabad and a Doctorate of Philosophy in
Financial Economics from the University of Pennsylvania, Philadelphia, USA. He started his career as an officer in the corporate planning and policy cell of

ICICI in 1987. He has worked in the areas of project and corporate finance, corporate planning and treasury. Dr. Mor was designated a Senior General Manager of ICICI in 2000 and was in charge of treasury. He was appointed to our board of directors as an Executive Director in April 2001. He is currently responsible for wholesale banking. Our board and shareholders have approved his re-appointment as a wholetime director until March 31, 2011 on the expiry of his current term of appointment on March 31, 2006, subject to the approval of the
Reserve Bank of India.

     Mr. Balaji Swaminathan is a graduate in commerce from Calcutta University, a chartered accountant and a cost and works accountant. Mr. Balaji Swaminathan started his career with KPMG International in 1989. He worked in KPMG India as
Partner/Director from 1994 to 2001. He joined ICICI in August 2001 as its Chief
Financial Officer and was the Chief Financial Officer of ICICI up to March 31,
2002. He was the Chief Financial Officer of ICICI Bank from April 1, 2002 to
March 31, 2003. Currently, he is responsible for corporate banking.

     Mr. Bhargav Dasgupta is an engineer and has a post graduate degree in management from Indian Institute of Management, Bangalore. He joined ICICI in
1992 in the project finance department. In 2003 he was designated a Senior
General Manager of ICICI Bank. Currently, he is responsible for international banking.

     Mr. K. Ramkumar is a science graduate from Madras University with post-graduate diploma in industrial relations and labor laws. He worked with ICI
India before joining ICICI in 2001 in the human resources department. In 2004, he was designated as Senior General Manager of ICICI Bank and he is currently in charge of human resources management, facilities management and administration and retail infrastructure.

     Ms. Madhabi Puri-Buch is a graduate in mathematical economics and has a post-graduate degree in management from the Indian Institute of Management,
Ahmedabad. She joined ICICI in 1989 in the project finance department. She left
ICICI in 1992 and worked in ANZ Grindlays Bank and ORG MARG Research before joining ICICI again in January 1997 in the planning and treasury department. In
2003 she was designated a Senior General Manager of ICICI Bank. Currently, she
is responsible for operations and service delivery, wholesale banking products and technology and the corporate brand management function.

     Mr. Nagesh Pinge is a commerce and law graduate from Mumbai University, and a chartered accountant. He joined ICICI in 1983 in the leasing department. He left ICICI in 1989 and worked in other financial services companies before joining ICICI again in April 1998 in the risk management department. He was designated as Senior General Manager in 2004 and is currently in charge of compliance and audit.

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

     Mr. Pravir Vohra is a post-graduate in economics from Delhi University. He was Joint President in 3i Infotech Limited (formerly ICICI Infotech Limited)
before he joined ICICI Bank in 2002. He was designated as Senior General Manager in 2005 and he is currently in charge of the technology management and retail technology.

     Ms. Ramni Nirula is a post-graduate in management studies from Delhi
University. She joined ICICI in 1975 and held various positions in the northern regional office of ICICI. She was designated as Senior General Manager of ICICI in fiscal 2000. She was the Managing Director & CEO of ICICI Securities from
January 1, 2003 to January 31, 2004. She is currently responsible for government banking, rural and micro-banking and agri-business.

     Mr. Sanjiv Kerkar is a chemical engineer and holds a management degree from the Jamnalal Bajaj Institute of Management Studies, University of Mumbai. He
worked with ICICI from 1979 to 1993. Mr. Kerkar worked with Asian Finance and
Investment Company from 1993 to 1996. In 1996, he re-joined ICICI and was designated a Senior General Manager of ICICI in 1998. Currently, Mr. Kerkar
heads the Organizational Excellence Group, which is responsible for our quality initiatives.

     Mr. V. Vaidyanathan has Bachelor's and Master's degrees in business administration from Birla Institute of Technology & Science, Ranchi. He worked in Citibank N.A. before joining ICICI in 2000 in the personal financial services division. In 2003 he was designated a Senior General Manager of ICICI
Bank. Currently, he is responsible for retail products and distribution.

     Ms. Vishakha Mulye is a commerce graduate from Mumbai University, and a chartered accountant. Ms. Mulye joined ICICI in 1993 in the project finance department. She was designated as Senior General Manager in 2004. Currently she is our Chief Financial Officer and Treasurer.

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

  Agriculture & Small Enterprises Business Committee

     The Agriculture & Small Enterprises Business Committee comprises four independent Directors - Mr. N. Vaghul, Mr. Somesh R. Sathe, Mr. M.K. Sharma and
Mr. P.M. Sinha. Mr. N. Vaghul is the Chairman of the Committee.

     The functions of the Agriculture & Small Enterprises Business Committee
include review of our business strategy in the agri-business and small enterprises segments and review of the quality of the agricultural lending and small enterprises finance credit portfolio.

  Audit Committee

     The Audit Committee comprises three independent directors - Mr. Sridar
Iyengar, who is a chartered accountant, Mr. M.K. Sharma and Mr. Somesh R. Sathe.
In view of the retirement of Mr. Uday Chitale, the committee will appoint a
Chairman at its next Meeting. Mr. M.K. Sharma was appointed as Alternate
Chairman of the Committee effective July 22, 2004. Our board of directors has determined that Mr. Sridar Iyengar qualifies as an audit committee financial expert.

     The Audit Committee provides direction to the audit and risk management function and monitors the quality of the internal and statutory audit. The responsibilities of the Audit Committee include overseeing of the financial reporting process to ensure fairness, sufficiency and credibility of financial statements, recommendation of appointment and removal of central and branch statutory auditors and fixation of their remuneration, review of the annual financial statements before submission to our board, review of the adequacy of internal control systems and the internal audit function, review of customer service initiatives and functioning of customer service council, review of compliance with the inspection and audit reports of Reserve Bank of India and reports of statutory auditors, review of the findings of internal investigations, discussion on the scope of audit with external auditors and examination of reasons for substantial defaults, if any, in payment to stakeholders. The Committee provides direction to the internal audit function and monitors the quality of internal and statutory audit. In addition, as required by Rule 10A-3 under the Exchange Act, the Audit Committee is empowered to appoint and oversee the work of any registered public accounting firm, establish procedures for the receipt and treatment of complaints regarding accounting and auditing matters, engage independent counsel and provide for appropriate funding for compensation to be paid to any advisors.

      All audit and non-audit services to be provided by our principal accountants are pre-approved by the Audit Committee before such services are provided to us.

  Board Governance & Remuneration Committee

     The Board Governance & Remuneration Committee comprises five independent directors - Mr. N. Vaghul, Mr. Anupam Puri, Mr. P. M. Sinha, Mr. M.K. Sharma and
Prof Marti G. Subrahmanyam. Mr. N. Vaghul is the Chairman of the Committee.

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

  Business Strategy Committee

     The Business Strategy Committee comprises five directors - Mr. N. Vaghul,
Mr. Anupam Puri, Mr. M. K. Sharma, Mr. P. M. Sinha and Mr. K. V. Kamath. The
majority of the members of this Committee are independent directors and Mr. N.
Vaghul is the Chairman of the Committee.

     The functions of the Business Strategy Committee are to approve the annual income and expenditure and capital expenditure budgets for presentation to our board for final approval and to review and recommend to our board our business strategy.

  Credit Committee

     The Credit Committee comprises four directors - Mr. N. Vaghul, Mr. Somesh
R. Sathe, Mr. M. K. Sharma and Mr. K. V. Kamath. The majority of the members of the committee are independent directors and Mr. N. Vaghul is the Chairman of the
Committee.

     The functions of this Committee include review of developments in key industrial sectors and approval of credit proposals in accordance with the authorization approved by our board.

  Fraud Monitoring Committee

     The Fraud Monitoring Committee was constituted by our board effective May
1, 2004. The Committee comprises five Directors - Mr. Somesh R. Sathe, Mr. M.K.
Sharma, Mr. K.V. Kamath, Ms. Kalpana Morparia and Ms. Chanda D. Kochhar. Mr.
M.K. Sharma is the Chairman of the Committee.

     The functions of the Fraud Monitoring Committee include monitoring and review of all instances of frauds involving Rs.10.0 million (US$ 229,253) and above.

  Risk Committee

     The Risk Committee comprises five directors - Mr. N. Vaghul, Mr. Sridar
Iyengar, Prof. Marti G. Subrahmanyam, Mr. V. Prem Watsa and Mr. K. V. Kamath.
The majority of the members of this committee are independent directors and Mr.
N. Vaghul is the Chairman of the Committee.

     This Committee reviews risk management policies in relation to various risks (credit, portfolio, liquidity, interest rate, off-balance sheet and operational risks), investment policies and strategy and regulatory and compliance issues in relation thereto.

  Share Transfer & Shareholders'/Investors' Grievance Committee

     The Share Transfer & Shareholders'/Investors' Grievance Committee comprises four directors - Mr. M.K. Sharma, Mr. Somesh R. Sathe, Ms. Kalpana Morparia and
Ms. Chanda D. Kochhar. Mr. M.K. Sharma, an independent director, is the Chairman of the Committee.

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

  Committee of Directors

     The Committee of Directors comprises all five wholetime directors and Mr.
K.V. Kamath, Managing Director & CEO is the Chairman of the Committee.

     The powers of the Committee of Directors include review of performance against targets for various business segments, credit approvals as per authorization approved by our board, approvals in respect of borrowing and treasury operations and premises and property related matters.

  Asset-Liability Management Committee

     The Asset Liability Management Committee comprises the Joint Managing
Director, Deputy Managing Director and two Executive Directors and Ms. Lalita D.
Gupte, Joint Managing Director is the Chairperson of the Committee.

     The functions of the Committee include management of ICICI Bank's balance sheet, review of the asset-liability profile with a view to manage the interest rate risk and deciding the deposit rates and prime lending rate of ICICI Bank.

  Code of ethics

     We have adopted a Code of Business Conduct and Ethics for our directors and all our employees, which is filed as an exhibit to this report. In fiscal 2005, we have not made any amendments to any provision of the Code that is applicable to our executive officers, nor have we granted a waiver from any provision of the Code to any of our executive officers.

  Principal Accountant Fees and Services

     The total fees (excluding service tax and out of pocket expenses) paid to our principal accountant relating to audit of consolidated financial statements for fiscal 2004 and fiscal 2005 and the fees for other professional services billed in fiscal 2004 and fiscal 2005 are as follows:

                                                                                                                  Convenience
                                                                                                         translation into US$
                                                                                                       ----------------------
                                                                              Year ended March 31,       Year ended March 31,
                                                                           -------------------------   ----------------------
                                                                                  2004       2005                 2005
                                                                           -----------   -----------   ----------------------
                                                                                 (in millions)
Audit
    Audit of ICICI Bank Limited and its subsidiaries....................     Rs.  28.1   Rs. 31.8                     728,857
    Audit-related services
        Opinion on non-statutory accounts presented in Indian Rupees....           0.2        6.7                     153,709
Sub-total...............................................................          28.3       38.5                     882,566

Non-audit services
    Tax services
        Tax compliance..................................................           0.7        1.5                      35,335
        Application for offshore banking license........................           1.0          -                           -
    Other services......................................................           2.1        2.0                      44,085
Sub-total...............................................................           3.8        3.5                      79,420

                                                                                ------     ------                   ---------
Total...................................................................          32.2       42.0                     961,986
                                                                                ======     ======                   =========

     Fees for "other services" are principally fees related to certification services to one of our subsidiaries. Our Audit Committee approved the fees paid to our principal accountant relating to audit of consolidated financial statements for fiscal 2005 and fees for other professional services billed in fiscal 2005. Our Audit Committee preapproves all major assignments undertaken for us by KPMG.

   Summary Comparison of Corporate Governance Practices

     The following is a summary comparison of significant differences between our corporate governance practices and those required by the NYSE for US issuers.

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

     Board Governance and Remuneration Committee and the Audit Committee. The
members of our Board Governance and Remuneration Committee are independent, as defined under applicable Indian legal requirements. All members of our Audit
Committee are independent under Rule 10A-3 under the Exchange Act. The constitution and main functions of these committees as approved by our board are described above and comply with the spirit of the NYSE requirements for US issuers.

     Corporate Governance Guidelines. Under NYSE rules, US issuers are required to adopt and disclose corporate governance guidelines addressing matters such as standards of director qualification, responsibilities of directors, director compensation, director orientation and continuing education, management succession and annual

performance review of the board of directors. As a foreign private issuer, we are not required to adopt such guidelines.

Compensation and Benefits to Directors and Officers

  Remuneration

     Under ICICI Bank's organizational documents, each non-wholetime director, except the government director, is entitled to receive remuneration for attending each meeting of our board or of a board committee. The amount of remuneration payable to non-wholetime directors is set by our board from time to time in accordance with limitations prescribed by the Indian Companies Act or the government of India. The remuneration for attending each board or committee meeting is currently fixed at Rs. 20,000 (US$ 459). In addition, ICICI Bank reimburses directors for travel and related expenses in connection with board and committee meetings and related matters. If a director is required to perform services for ICICI Bank beyond attending meetings, ICICI Bank may remunerate the director as determined by our board of directors and this remuneration may be either in addition to or as substitution for the remuneration discussed above.
We have not paid any remuneration to non-wholetime directors other than the remuneration for attending each meeting of our board or of a board committee.
Non-wholetime directors are not entitled to the payment of any benefits at the end of their term of office.

     Our board or any committee thereof may fix within the range stated below, the salary payable to the wholetime directors.

Mr. K.V. Kamath, Managing Director & CEO.........Rs. 600,000 - Rs. 1,050,000  (US$ 13,755 to US$ 24,072) per month
Ms. Lalita D. Gupte, Joint Managing Director.....Rs. 400,000 - Rs. 900,000    (US$ 9,170 to US$ 20,633) per month
Ms. Kalpana Morparia, Deputy Managing Director...Rs. 300,000 - Rs. 900,000    (US$6,877 to US$ 20,633) per month
Ms. Chanda D. Kochhar, Executive Director........Rs. 200,000 - Rs. 500,000    (US$ 4,585 to US$ 11,463) per month
Dr. Nachiket Mor, Executive Director.............Rs. 200,000 - Rs. 500,000    (US$ 4,585 to US$ 11,463) per month

     We are required to obtain specific approval of the Reserve Bank of India for the actual monthly salary and performance bonus paid each year to the wholetime directors. The Reserve Bank of India has approved the payment of performance bonus to our wholetime directors for fiscal 2005 and the monthly salary payable for fiscal 2006. None of the service contracts with our directors provide for benefits upon termination of engagement.

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

     Where accommodation is not provided, each of the wholetime directors is eligible for a house rent allowance of Rs. 50,000 (US$ 1,146) per month and maintenance of accommodation including furniture, fixtures and furnishings, as may be provided by ICICI Bank.

     The total compensation paid by ICICI Bank to its wholetime directors and executive officers, Mr. K.V. Kamath, Ms. Lalita D. Gupte, Ms. Kalpana Morparia,
Ms. Chanda D. Kochhar, Dr. Nachiket Mor, Mr. Sanjiv Kerkar, Ms. Ramni Nirula,
Mr. P.H. Ravikumar, Mr. Balaji Swaminathan, Mr. Bhargav Dasgupta, Mr. M. N.
Gopinath, Mr. N. S. Kannan, Ms. Madhabi Puri Buch, Mr. K. Ramkumar, Mr. Nagesh
Pinge, Mr. V. Vaidyanathan and Ms. Vishakha Mulye in fiscal 2005 was Rs. 137 million (US$ 3 million) including bonus for fiscal 2004 to wholetime directors and other executive officers paid in fiscal 2005.

  Bonus

     Each year, our board of directors awards discretionary bonuses to employees and wholetime directors on the basis of performance and seniority. The performance of each employee is evaluated through a performance management appraisal system. The aggregate amount paid by ICICI Bank for bonuses to all eligible employees and wholetime directors for fiscal 2005 was Rs. 1.21 billion
(US$ 28 million). This amount was paid in fiscal 2006.

  Employee Stock Option Scheme

     On January 24, 2000, our board approved an employee stock option scheme to attract, encourage and retain high performing employees. ICICI Bank's shareholders approved this scheme at the extraordinary general meeting on
February 21, 2000. This scheme was drafted in accordance with guidelines issued by the Securities and Exchange Board of India. Under this scheme, up to 5.0% of our issued equity shares at March 31, 2000 could be allocated to employee stock options. The employee stock option scheme as amended by the Scheme of
Amalgamation restricted the maximum number of options granted to any eligible employee (as defined below) to 0.05% of our issued equity shares at the time of the grant, and the aggregate of all such options to 5.0% of our issued equity shares following the amalgamation. In April 2004, our board approved the recommendation of the Board Governance & Remuneration Committee to modify the limit of the aggregate number of options that could be granted under the employee stock option scheme to 5.0% of our issued capital as on the date of grant. The shareholders approved the modification at our annual general meeting held on September 20, 2004.

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
Options granted for fiscal 2004 and thereafter vest in a graded manner over a four-year period with 20.0%, 20.0%, 30.0% and 30.0% of grants vesting each year, commencing from the end of 12 months from the date of grant. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later.

     The exercise price for options granted prior to June 30, 2003 is equal to the market price of our equity shares on the date of grant on the stock exchange, which recorded the highest trading volume on the date of grant. On
June 30, 2003, the Securities and Exchange Board of India revised its guidelines on employee stock options. While the revised guidelines provided that companies were free to determine the exercise price of stock options granted by them, they prescribed accounting rules and other disclosures, including expensing of stock options in the income statement, which are applicable to our Indian GAAP financial statements, in the event the exercise price was not equal to the average of the high and low market price of the equity shares in the two week period preceding the date of grant of the options, on the stock exchange which recorded the highest trading volume during the two week period. Effective July
22, 2004, the Securities and Exchange Board of India revised this basis of pricing to the latest available closing price, prior to the date of the meeting of the board of directors in which options are granted, on the stock exchange which recorded the highest trading volume on that date. The exercise price for options granted by ICICI Bank on or after June 30, 2003, but before July 22,
2004 is equal to the average of the high and low market price of the equity shares in the two week period preceding the date of grant of the options, on the stock exchange which recorded the highest trading volume during the two week period. The exercise price of options granted on or after July 22, 2004 is equal to the closing price on the stock exchange which recorded the highest trading volume preceding the date of grant of options.

     The following table sets forth certain information regarding the stock option grants ICICI Bank has made under its employee stock option scheme. ICICI
Bank granted all of these stock options at no cost to its employees. ICICI Bank has not granted any stock options to its non-wholetime directors.

--------------------------------------------------------------------------------
Date of grant               Number of options granted            Exercise price
--------------------------------------------------------------------------------
February 21, 2000........                   1,713,000  Rs. 171.90      US$ 3.94
April 26, 2001...........                   1,580,200      170.00          3.90
March 27, 2002...........                   3,155,000      120.35          2.76
April 25, 2003...........                   7,338,300      132.05          3.03
July 25, 2003............                     147,500      157.03          3.60
October 31, 2003.........                       6,000      222.40          5.10
April 30, 2004...........                   7,539,500      300.10          6.88
September 20, 2004.......                      15,000      275.20          6.31
April 30, 2005...........                   4,906,180      359.95          8.25
August 20, 2005..........                      70,600      498.20         11.42

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

--------------------------------------------------------------------------------
Date of grant               Number of options granted        Exercise price (1)
--------------------------------------------------------------------------------
August 3, 1999...........                   2,323,750   Rs. 85.55      US$ 1.96
April 28, 2000...........                   2,902,500      133.40          3.06
November 14, 2000........                      20,000       82.90          1.90
May 3, 2001..............                   3,145,000       82.00          1.88
August 13, 2001..........                      60,000       52.50          1.20
March 27, 2002...........                   6,473,700       60.25          1.38
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

     The following table sets forth certain information regarding the options granted by ICICI Bank (including options granted by ICICI adjusted in accordance with the Scheme of Amalgamation) at August 31, 2005.

                                      134

----------------------------------------------------------------------------
Particulars                                                      ICICI Bank
----------------------------------------------------------------------------
Options granted....................................              33,933,755

Options vested.....................................              17,283,736

Options exercised..................................              11,555,804

Options forfeited/lapsed...........................               3,186,365

Extinguishment or modification of options..........                    None

Amount realized by sale of options.................       Rs. 1,725,660,773

Total number of options in force...................              19,191,586

     In April 2000, 3i Infotech Limited (formerly ICICI Infotech Limited)
approved an employee stock option plan. Under the plan, 3i Infotech is authorized to issue up to 5.0% of its issued equity shares at the time of grant of the options to an eligible employee and 25.0% of its issued equity shares at the time of grant of the options, in aggregate, to all the eligible employees.
Eligible employees are granted an option to purchase shares subject to vesting conditions. The options vest in a graded manner over a three-year period with
20.0%, 30.0% and 50.0% of the options vesting at the end of each year from the date of grant of the options. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later.
During fiscal 2005, 3i Infotech consolidated its equity shares and re-denominated the face value of its equity shares from Rs. 5 per share to Rs.
10 per share. The number of stock options and their grant prices were also changed accordingly. In April 2005, 3i Infotech made an initial public offering of shares and its shares were listed on stock exchanges in India. 3i Infotech had granted a total of 3,844,050 options from fiscal years 2001 through fiscal year 2005 at the fair value of the underlying shares on the respective grant dates, ranging from Rs. 75 (US$ 1.72) per share to Rs. 200 (US$ 4.59) per share.
The fair values were determined by an external valuation specialist and represented management's best estimates considering all known factors. In fiscal
2005, 3i Infotech granted 3,645,775 options in addition to the above, prior to its initial public offering, at Rs. 100 (US$ 2.29) per share. Of the stock options granted since fiscal 2001, 910,820 were forfeited by year-end fiscal
2005. Of the stock options granted since fiscal 2001, 2,443,050 were granted to our directors and executive officers.

     In October 2002, the board of directors of ICICI Venture Funds Management
Company approved a Carry Plan for its employees. The Carry Plan provides for
ICICI Venture Funds Management Company to directly pay carry from the performance fee earned by it from the funds managed or advised on by it, to its employees through specific carry trusts created for the purpose. Pursuant to the approval of the board of directors of ICICI Venture Funds Management Company, carry documents have been finalized and the Carry Plan is being implemented.

     ICICI OneSource has two employee stock option plans. Under the first of these plans, the Compensation Committee of ICICI OneSource is authorized to issue stock options to eligible employees of ICICI OneSource and its subsidiaries, up to 10.0% of the paid up share capital of ICICI OneSource.
Eligible employees are granted an option to purchase equity shares of ICICI
OneSource at pre-determined exercise price, subject to vesting conditions. The options vest in a graded manner over a four-year period with 25.0% of the options vesting at the end of first year and 12.5% of the options vesting every six months. The options granted may be exercised within nine years from the date of grant. The terms and conditions of the second plan are essentially similar to the first plan, except the following:

     o    The aggregate number of shares to be allotted under the new employee stock option plan, to all persons resident outside India shall not exceed 5.0% of the fully diluted share capital of ICICI OneSource.

     o    The exercise period, within which the employees would exercise the options, would be five years from the date of the grant.

     The aggregate of stock options to be granted to the employees and directors of ICICI OneSource under both the employee stock option plans may not exceed
10.0% of the fully diluted share capital of ICICI OneSource.

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
ICICI OneSource further granted 200,000 and 3,830,000 stock options during the fiscal 2005 under the second employee stock option plan at the fair value of Rs.
18.53 and Rs. 19.85 per equity share, respectively. The fair values for the fiscal years 2003, 2004 and 2005 have been determined either by an external valuation specialist or based on the highest valuation of the ICICI OneSource received from prospective investors who had indicated their willingness to invest in ICICI OneSource at that valuation. As the shares of ICICI OneSource are not quoted on stock exchanges, the fair value represents management's best estimates considering all known factors.

     In fiscal 2005, ICICI Prudential Life Insurance Company Limited approved an employee stock option scheme. Under the scheme, ICICI Prudential is authorized to issue options up to 3.0% of its issued capital as on the date of grant. In fiscal 2005, ICICI Prudential issued 3,169,500 founder employee options which vest over a three-year period, with 50% of the options vesting at the end of one year from the date of grant, 25% at the end of the second year and 25% at the end of the third year and authorized the issue of 3,661,250 options for fiscal
2005 that will vest in four equal installments starting from the end of one year from the date of grant. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. The exercise price for founder employee options is Rs. 45 (US$ 1.04) per equity share. The exercise price for options granted for fiscal 2005 is Rs. 51 (US$
1.17) per equity share. Currently, the shares of ICICI Prudential are not quoted on stock exchanges and hence the fair value represents management's best estimates considering all known factors and taking into account prevalent practices for valuation of life insurers.

     ICICI Lombard General Insurance Company has approved an employee stock option plan under which it is authorised to issue up to 0.10% of its issued equity shares at the time of grant of the options to an eligible employee in a financial year and 5% of its issued equity shares at the time of grant of the options, in aggregate, to all the eligible employees. Eligible employees are granted an option to purchase shares subject to vesting conditions. The options vest in a graded manner over a four-year period with 20%, 20%, 30% and 30% of the options vesting at the end of each year from the date of grant of the options. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. ICICI Lombard has granted 3,399,560 options during fiscal 2006 at the fair value of the underlying shares, on the grant date, of Rs. 35 (US$ 0.80) per equity share. In addition,
ICICI Lombard has also granted 917,500 one-time founders stock options during fiscal 2006 at the same rate, which would vest in a graded manner over a two-year period, with 50% of the grants vesting each year, commencing from the end of 12 months from the date of grant. The fair value for fiscal year 2006, has been determined by an external valuation specialist. As the shares of ICICI
Lombard are not quoted on stock exchanges, the fair value, as determined by the valuation specialist represents management's best estimates considering all known factor.

   Loans

     ICICI Bank has internal rules and regulations to grant loans to employees and wholetime directors to acquire certain assets such as property, vehicles and other consumer durables. ICICI Bank's loans to employees have been made at interest rates ranging from 2.5% to 3.5% per annum and are repayable over fixed periods of time. The loans are generally secured by the assets acquired by the employees. ICICI Bank had given loans to its employees for purchasing its shares in the offering made by ICICI in June 1997 at the public offering price. Bank of
Madura had also given loans to employees for purchasing preferential shares in the offering made by Bank of Madura in August 1995. Pursuant to the Banking
Regulation Act, ICICI Bank's non-wholetime directors are not eligible for any loans. At year-end fiscal 2005, there were loans of Rs. 4.5 billion (US$ 103 million), compared to loans of Rs. 3.8 billion (US$ 87 million) at year-end fiscal 2004, outstanding to ICICI Bank employees. This amount included loans of
Rs. 70 million (US$ 2 million), compared to Rs. 27 million (US$ 618,982) at year-end fiscal 2004, to certain of its directors and executive officers
(including employees who became executive officers during fiscal 2005), made on the same terms, including interest rates and collateral, as loans to other employees.

   Gratuity

     Under Indian law, ICICI Bank is required to pay a gratuity to employees who retire or resign after at least five years of continuous service. ICICI Bank makes contributions to three separate gratuity funds, for employees inducted from ICICI, employees inducted from Bank of Madura and employees of ICICI Bank other than employees inducted from ICICI and Bank of Madura.

     The gratuity funds for employees inducted from ICICI and Bank of Madura are separate gratuity funds managed by ICICI Prudential Life Insurance Company.
Actuarial valuation of the gratuity liability is determined by an actuary appointed by ICICI Prudential Life Insurance Company. The investments of the funds are made according to rules prescribed by the government of India. The accounts of the funds are audited by independent auditors. The total corpus of these funds at year-end fiscal 2005 based on their unaudited financial statements was Rs. 478 million (US$ 11 million).

     The gratuity fund for employees of ICICI Bank other than employees inducted from ICICI and Bank of Madura, is administered by the Life Insurance Corporation of India. In accordance with the gratuity fund's rules, actuarial valuation of gratuity liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality and staff turnover. The total corpus of the funds at year-end fiscal 2005 was Rs. 184 million (US$ 4 million) compared to
Rs. 89 million (US$ 2 million) at year-end fiscal 2004.

   Superannuation Fund

     ICICI Bank contributes 15.0% of the total annual salary of each employee to a superannuation fund for ICICI Bank employees. The fund is administered by the
Life Insurance Corporation of India. ICICI Bank's employees get an option on retirement or resignation to receive one-third of the total balance and a monthly pension based on the remaining two-third balance. In the event of death of an employee, his or her beneficiary receives the remaining accumulated balance of 66.7%. ICICI Bank also gives a cash option to its employees, allowing them to receive the amount contributed by ICICI Bank in their monthly salary during their employment. The total corpus of the superannuation fund was Rs. 812 million (US$ 19 million) at year-end fiscal 2005 compared to Rs. 683 million
(US$ 16 million) at year-end fiscal 2004.

     Subsequent to year end fiscal 2005, the superannuation fund is being administered by Life Insurance Corporation of India and ICICI Prudential Life
Insurance Company Limited. Employees have the option to retain the existing balance with Life Insurance Corporation of India or seek a transfer to ICICI
Prudential Insurance Company Limited.

   Provident Fund

     ICICI Bank is statutorily required to maintain a provident fund as a part of its retirement benefits to its employees. There are separate provident funds for employees inducted from Bank of Madura (other than those employees who have opted for pensions), and for other employees of ICICI Bank. These funds are managed by in-house trustees. Each employee contributes 12.0% of his or her basic salary (10.0% for clerks and sub-staff of Bank of Madura) and ICICI Bank contributes an equal amount to the funds. The investments of the funds are made according to rules prescribed by the government of India. The accounts of the funds are audited by independent auditors. The total corpuses of the funds for employees inducted from Bank of Madura, and other employees of ICICI Bank, based on the latest audited figures, at year-end fiscal 2005 were Rs. 338 million (US$
8 million), and Rs. 1.7 billion (US$ 39 million) respectively. ICICI Bank made aggregate contributions of Rs. 280 million (US$ 6 million) to these funds during fiscal 2005, compared to Rs. 236 million (US$ 5 million) in fiscal 2004.

   Pension Fund

     Out of the employees inducted from Bank of Madura and employed with ICICI
Bank at end of fiscal 2005, 433 employees opted for pensions and 595 employees opted for a provident fund. For employees who opted for a provident fund, ICICI
Bank's contribution of 12.0% of his or her basic salary (10% for clerks and sub-staff of Bank of Madura) is credited to the provident fund every month. For employees who opted for pensions, ICICI Bank's contribution of 12.0% of his or her basic salary (10% for clerks and sub-staff of Bank of Madura) is credited to the pension fund every month. These funds are managed by in-house trustees. The investments of the funds are made

according to rules prescribed by the government of India. The accounts of the fund are audited by independent auditors. The employees who opted for pensions are entitled to a monthly pension from the day after their retirement. ICICI
Bank also gives a cash option to employees, allowing them to receive the present value of one-third of their monthly pension in total satisfaction. Upon death of an employee, family members are entitled to payment of a family pension pursuant to the rules in this regard. The corpus of the fund at year-end fiscal 2005 was
Rs. 923 million (US$ 21 million), compared to Rs. 961 million (US$ 22 million)
at year-end fiscal 2004.

   Interest of Management in Certain Transactions

     Except as otherwise stated in this annual report, no amount or benefit has been paid or given to any of our directors or executive officers.

                     OVERVIEW OF THE INDIAN FINANCIAL SECTOR

     The information in this section has been extracted from publicly available documents from various sources, including officially prepared materials from the government of India and its various ministries and the Reserve Bank of India, and has not been prepared or independently verified by us. This is the latest available information to our knowledge at September 20, 2005.

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

     This discussion presents an overview of the role and activities of the
Reserve Bank of India and of each of the major participants in the Indian financial system, with a focus on the commercial banks. This is followed by a brief summary of the banking reform process along with the recommendations of various committees that have played a key role in the reform process. A brief discussion on the impact of the liberalization process on long-term lending institutions and commercial banks is then presented. Finally, reforms in the non-banking financial sector are briefly reviewed.

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

     The Reserve Bank of India issues guidelines on exposure limits, income recognition, asset classification, provisioning for non-performing and restructured assets, investment valuation and capital adequacy for commercial banks, long-term lending institutions and non-bank finance companies. The
Reserve Bank of India requires these institutions to furnish information relating to their businesses to it on a regular basis. For further discussion regarding the Reserve Bank of India's role as the regulatory and supervisory authority of India's financial system and its impact on us, see "Supervision and
Regulation".

Commercial Banks

     Commercial banks in India have traditionally focused only on meeting the short-term financial needs of industry, trade and agriculture. At year-end fiscal 2005, there were 284 scheduled commercial banks in the country, with a network of 68,116 branches serving approximately Rs. 17.53 trillion (US$ 401.9 billion) in deposit accounts.

Scheduled commercial banks are banks that are listed in the schedule to the
Reserve Bank of India Act, 1934, and are further categorized as public sector banks, private sector banks and foreign banks. Scheduled commercial banks have a presence throughout India, with approximately 69.5% of bank branches located in rural or semi-urban areas of the country. A large number of these branches belong to the public sector banks.

   Public Sector Banks

     Public sector banks make up the largest category in the Indian banking system. They include the State Bank of India and its seven associate banks, 19 nationalized banks and 196 regional rural banks. Excluding the regional rural banks, the remaining public sector banks have 47,320 branches, and accounted for
70.4% of the outstanding gross bank credit and 74.0% of the aggregate deposits of the scheduled commercial banks at year-end fiscal 2005. The public sector banks' large network of branches enables them to fund themselves out of low cost deposits.

     The State Bank of India is the largest bank in India. At year-end fiscal
2005, the State Bank of India and its seven associate banks had 13,722 branches.
They accounted for 24.2% of aggregate deposits and 23.1% of outstanding gross bank credit of all scheduled commercial banks.

     Regional rural banks were established from 1976 to 1987 by the central government, state governments and sponsoring commercial banks jointly with a view to develop the rural economy. Regional rural banks provide credit to small farmers, artisans, small entrepreneurs and agricultural laborers. There were 196 regional rural banks at year-end fiscal 2005 with 14,433 branches, accounting for 3.5% of aggregate deposits and 2.8% of gross bank credit outstanding of scheduled commercial banks.

   Private Sector Banks

     After the first phase of bank nationalization was completed in 1969, public sector banks made up the largest portion of Indian banking. The focus on public sector banks was maintained throughout the 1970s and 1980s. In addition, existing private sector banks which showed signs of an eventual default were merged with state-owned banks. In July 1993, as part of the banking reform process and as a measure to induce competition in the banking sector, the
Reserve Bank of India permitted entry of the private sector into the banking system. This resulted in the introduction of private sector banks, including
ICICI Bank. These banks are collectively known as the "new" private sector banks. At the end of June 2005, there were nine "new" private sector banks. A merger between two of these banks, Centurion Bank and Bank of Punjab, has been announced and will be effective October 1, 2005. In addition, 21 private sector banks existing prior to July 1993 were operating at year-end fiscal 2005.

     At year-end fiscal 2005, private sector banks accounted for approximately
18.1% of aggregate deposits and 20.0% of gross bank credit outstanding of the scheduled commercial banks. Their network of 6,143 branches accounted for 9.0%
of the total branch network of scheduled commercial banks in the country. At the year-end fiscal 2005, ICICI Bank accounted for approximately 5.3% of aggregate deposits and 8.0% of non-food credit outstanding of the scheduled commercial banks.

   Foreign Banks

     At the year-end fiscal 2005, there were 31 foreign banks with 220 branches operating in India. Foreign banks accounted for 4.4% of aggregate deposits and
6.7% of outstanding gross bank credit of scheduled commercial banks at year-end fiscal 2005. As part of the liberalization process, the Reserve Bank of India has permitted foreign banks to operate more freely, subject to requirements largely similar to those imposed on domestic banks. Foreign banks operate in
India through branches of the parent bank. In a circular dated July 6, 2004, the
Reserve Bank of India stipulated that banks should not acquire any fresh stake in a bank's equity shares, if by such acquisition, the investing bank's holding exceeded 5.0% of the investee bank's equity capital. This also applies to holdings of foreign banks with a presence in India, in Indian banks.

     The Reserve Bank of India issued a notification on "Roadmap for presence of foreign banks in India" on February 28, 2005, announcing the following measures with respect to the presence of foreign banks:

     o    During the first phase (up to March 2009), foreign banks will be allowed to establish a presence by setting up wholly-owned subsidiaries or by converting existing branches into wholly-owned subsidiaries.

     o    In addition, during the first phase, foreign banks would be allowed to acquire a controlling stake in a phased manner only in private sector banks that are identified by the Reserve Bank of India for restructuring.

     o    For new and existing foreign banks, it has been proposed to go beyond the existing World Trade Organization commitment of allowing increases of 12 branches per year. A more liberal policy will be followed for under-banked areas.

     During the second phase (from April 2009 onwards), after a review of the first phase, foreign banks would be allowed to acquire up to 74.0% in private sector banks in India.

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
The state land development banks and the primary land development banks provide long-term credit for agriculture. In the light of liquidity and insolvency problems experienced by some cooperative banks in fiscal 2001, the Reserve Bank of India undertook several interim measures, pending formal legislative changes, including measures related to lending against shares, borrowings in the call market and term deposits placed with other urban cooperative banks. Presently the Reserve Bank of India is responsible for supervision and regulation of urban cooperative banks, and the National Bank for Agriculture and Rural Development
for state cooperative banks and district central cooperative banks. The Banking
Regulation (Amendment) and Miscellaneous Provisions Bill, 2003, which has been introduced in the Indian Parliament, provides for the regulation of all cooperative banks by the Reserve Bank of India. See also "-- Recent Structural
Reforms - Proposed Amendments to the Banking Regulation Act". In its Annual
Policy Statement for fiscal 2005, the Reserve Bank of India announced that it proposed to consider issuance of fresh licenses to urban cooperative banks only after a comprehensive policy on urban cooperative banks was in place, including an appropriate legal and regulatory framework for the sector. In the mid-term review of the annual policy statement for fiscal 2005, the Reserve Bank of India announced that a vision document for the future role of urban cooperative banks is being evolved to ensure depositors' interests and avoid contagion while providing useful service to local communities. With respect to structural issues, the Reserve Bank of India has stated that it would be encouraging growth of strong and viable entities within this sector through consolidation. A task force appointed by the government of India to examine the reforms required in the cooperative banking system submitted its report in December 2004. It recommended several structural, regulatory and operational reforms for cooperative banks, including the provision of financial assistance by the government for revitalizing this sector. In the Union Budget for fiscal 2006, the Finance Minister accepted the recommendations of the Task Force in principle and proposed to call state governments for consultation and begin to implement the recommendations in the states willing to do so. In the Annual Policy
Statement for fiscal 2006, the Reserve Bank of India has stated that it is in the process of preparing a medium-term framework for urban cooperative banks up to 2010.

Long-Term Lending Institutions

     The long-term lending institutions were established to provide medium-term and long-term financial assistance to various industries for setting up new projects and for the expansion and modernization of existing facilities. These institutions provide fund-based and non-fund-based assistance to industry in the form of loans, underwriting, direct subscription to shares, debentures and guarantees. The primary long-term lending institutions included Industrial
Development Bank of India, IFCI Limited, Industrial Investment Bank of India as
well as ICICI prior to the amalgamation.

     The long-term lending institutions were expected to play a critical role in
Indian industrial growth and, accordingly, had access to concessional government funding. However, in recent years, the operating environment of the long-term lending institutions has changed substantially. Although the initial role of these institutions was largely limited to providing a channel for government funding to industry, the reform process required them to expand the scope of their business activities, including into:

     o    fee-based activities like investment banking and advisory services;
          and

     o    short-term lending activity including issuing corporate finance and working capital loans.

     Pursuant to the recommendations of the Narasimham Committee II and the Khan
Working Group, a working group created in 1999 to harmonize the role and operations of long-term lending institutions and banks, the Reserve Bank of
India, in its mid-term review of monetary and credit policy for fiscal 2000, announced that long-term lending institutions would have the option of transforming themselves into banks subject to compliance with the prudential norms as applicable to banks. In April 2001, the Reserve Bank of India issued guidelines on several operational and regulatory issues which were required to be addressed in evolving the path for transition of a long-term lending institution into a universal bank. See "-- Recent Structural Reforms - Universal
Banking Guidelines". In April 2002, ICICI merged with ICICI Bank. The Industrial
Development Bank (Transfer of Undertaking and Repeal) Act, 2003 converted the
Industrial Development Bank of India into a banking company incorporated under the Companies Act, 1956 on September 27, 2004, with exemptions from certain statutory and regulatory norms applicable to banks, including an exemption for a period of five years from the statutory liquidity ratio. IDBI Bank Limited, a new private sector bank that was a subsidiary of the Industrial Development Bank of India, was merged with the Industrial Development Bank of India in April
2005.

Non-Bank Finance Companies

     There are over 10,000 non-bank finance companies in India, mostly in the private sector. All non-bank finance companies are required to register with the
Reserve Bank of India. The non-bank finance companies may be categorized into entities which take public deposits and those which do not. The companies which accept public deposits are subject to strict supervision and capital adequacy requirements of the Reserve Bank of India. ICICI Securities Limited, our
subsidiary, is a non-bank finance company, which does not accept public deposits. The primary activities of the non-bank finance companies are consumer credit, including automobile finance, home finance and consumer durable products finance, wholesale finance products such as bill discounting for small and medium-sized companies, and fee-based services such as investment banking and underwriting. In 2003, Kotak Mahindra Finance Limited, a large non-bank finance company was granted a banking license by the Reserve Bank of India and converted itself into Kotak Mahindra Bank.

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

   Insurance Companies

     Currently, there are 29 insurance companies in India, of which 14 are life insurance companies, 14 are general insurance companies and one is a re-insurance company. Of the 14 life insurance companies, 13 are in the private sector and one is in the public sector. Among the general insurance companies, eight are in the private sector and five are in the public sector including the
Export Credit Guarantee Corporation of India Limited, which is a central government enterprise providing insurance to exporters and counter-guarantees to banks for credit given to exporters. The re-insurance company, General Insurance
Corporation of India, is in the public sector. Life Insurance Corporation of
India, General Insurance Corporation of India and public sector general insurance companies also provide long-term financial assistance to the industrial sector. We have joint ventures in each of the life insurance and the general insurance sectors. Our life insurance joint venture, ICICI Prudential
Life Insurance Company Limited and our general insurance joint venture, ICICI
Lombard General Insurance Company Limited, are both major players in their respective segments. During fiscal 2005, the gross premiums underwritten by all general insurance companies and the total new premiums of all life insurance companies amounted to Rs. 181.0 billion (US$ 4.1 billion) and Rs. 253.4 billion
(US$ 5.8 billion) respectively.

     The insurance sector in India is regulated by the Insurance Regulatory and
Development Authority. In December 1999, the parliament passed the Insurance
Regulatory and Development Authority Act, 1999. This Act opened up the Indian insurance sector for foreign and private investors. The Act allows foreign equity participation in new insurance companies of up to 26.0%. The new company should have a minimum paid up equity capital of Rs. 1.0 billion (US$ 22.9 million) to carry on the business of life insurance or general insurance or Rs.
2.0 billion (US$ 45.9 million) to carry on exclusively the business of reinsurance.

     In the monetary and credit policy for fiscal 2001, the Reserve Bank of
India issued guidelines governing the entry of banks and financial institutions into the insurance business. The guidelines permit banks and financial institutions to enter the business of insurance underwriting through joint ventures provided they meet stipulated criteria relating to their net worth, capital adequacy ratio, profitability track record, level of impaired loans and the performance of their existing subsidiary companies. The promoters of insurance companies have to divest in a phased manner their shareholding in excess of 26% (or such other percentage as may be prescribed), after a period of
10 years from the date of commencement of business or within such period as may be prescribed by the Indian government. The Indian government, while presenting its budget for fiscal 2005, proposed an increase in the limit on foreign equity participation in private sector insurance companies from 26.0% to 49.0%.
However, this requires an amendment to the Insurance Regulatory and Development
Authority Act 1999 and has not been implemented as yet.

   Mutual Funds

     At the end of August 2005, there were 30 mutual funds in India with total assets under management of Rs. 1,957.3 billion (US$ 44.6 billion). From 1963 to
1987, Unit Trust of India was the only mutual fund operating in the country. It was set up in 1963 at the initiative of the government and the Reserve Bank of
India. From 1987 onwards, several other public sector mutual funds entered this sector. These mutual funds were established by public sector banks, the Life
Insurance Corporation of India and General Insurance Corporation of India. The
mutual funds industry was opened up to the private sector in 1993. In this year, the SEBI (Mutual Fund) Regulation 1993 was issued by the Securities and Exchange
Board of India, under which all mutual funds (except for the Unit Trust of
India) were to be registered and governed. The industry is now regulated by a more comprehensive SEBI (Mutual Fund) Regulation, 1996 which replaced the SEBI
(Mutual Fund) Regulation, 1993. The total number of private sector mutual funds at the end of August 2005 was 24 with a 79.0% market share in terms of total assets under management.

     In 2001, Unit Trust of India, with a high level of investment in equity securities, started to face difficulties in meeting redemption and assured return obligations due to a significant decline in the market value of its securities portfolio. In response, the government of India implemented a package of reform measures for Unit Trust of India, including guaranteeing redemption and assured return obligations to the unit holders, subject to restrictions on the maximum permissible redemption amount. As part of the reforms, Unit Trust of
India was divided into two mutual funds structured in accordance with the regulations of the Securities and Exchange Board of India, one comprising assured return schemes and the other comprising net asset value based schemes.

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
          Commercial banks were allowed to set their own level of interest rates for all deposits except savings bank deposits; and

     o    substantial capital infusion to several state-owned banks was approved in order to bring their capital adequacy closer to internationally accepted standards. By the end of fiscal 2002, aggregate
          recapitalization amounted to Rs. 217.5 billion (US$ 5.0 billion). The stronger public sector banks were given permission to issue equity to further increase capital.

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

     o    permit banking companies to issue non-redeemable and redeemable preference shares that will not carry any voting rights;

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

     o    bring all cooperative banks under the supervision of the Reserve Bank of India; and

     o    remove the limit of 10.0% on the maximum voting power exercisable by a shareholder in a banking company.

   Legislative Framework for Recovery of Debts due to Banks

     In fiscal 2003, the Indian Parliament passed the Securitisation and
Reconstruction of Financial Assets and Enforcement of Security Interest Act,
2002. This Act provides that a secured creditor may, in respect of loans classified as non-performing in accordance with the Reserve Bank of India guidelines, give notice in writing to the borrower requiring it to discharge its liabilities within 60 days, failing which the secured creditor may take possession of the assets constituting the security for the loan, and exercise management rights in relation thereto, including the right to sell or otherwise dispose of the assets. This Act also provides for the setting up of asset reconstruction companies regulated by the Reserve Bank of India to acquire assets from banks and financial institutions. The Reserve Bank of India has issued guidelines for asset reconstruction companies in respect of their establishment, registration and licensing by the Reserve Bank of India, and operations. Asset Reconstruction Company (India) Limited, set up by us,
Industrial Development Bank of India, State Bank of India and certain other banks and institutions, has received registration from the Reserve Bank of India and commenced operation in August 2003.

     Several petitions challenging the constitutional validity of the
Securitisation and Reconstruction of Financial Assets and Enforcement of
Security Interest Act, 2002 were filed before the Indian Supreme Court. The
Supreme Court, in April 2004, upheld the constitutionality of the Act, other than the requirement originally included in the Act that the borrower deposit
75.0% of the dues with the debt recovery tribunal as a pre-condition for appeal by the borrower against the enforcement measures. The government of India, while announcing its budget for fiscal 2005, proposed to amend the Act to further strengthen the recovery process. In November 2004, the government of India issued an ordinance amending the Securitisation Act. The Indian Parliament has subsequently passed this ordinance as an Act. This Act, as amended, now provides that a borrower may make an objection or representation to a secured creditor after a notice is issued by the secured creditor to the borrower under the Act demanding payment of dues. The secured creditor has to give reasons to the borrower for not accepting the objection or representation. The Act also introduces a deposit requirement for borrowers if they wish to appeal the decision of the debt recovery tribunal. Further, the Act permits a lender to take over the business of a borrower under the Securitisation Act under certain circumstances (unlike the earlier provisions under which only assets could be taken over). See "Supervision and Regulation - Reserve Bank of India Regulations
- Regulations relating to Sale of Assets to Asset Reconstruction Companies."

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

   Pension Reforms

     Currently, there are three categories of pension schemes in India: pension schemes for government employees, pension schemes for employees in the organized sector and voluntary pension schemes. In case of pension schemes for government employees, the government pays its employees a defined periodic benefit upon their retirement. Further, the contribution towards the pension scheme is funded solely by the government and not matched by a contribution from the employees.
The Employees Provident Fund, established in 1952, is a mandatory program for employees of certain establishments. It is a contributory program that provides for periodic contributions of 10% to 12% of the basic salary by both the employer and the employees. The contribution is invested in prescribed securities and the accumulated balance in the fund (including the accretion thereto) is paid to the employee as a lump sum on retirement. Besides these, there are voluntary pension schemes administered by the government (the Public
Provident Fund to which contribution may be made up to a maximum of Rs. 70,000 or US$ 1,605 per annum) or offered by insurance companies, where the contribution may be made on a voluntary basis. Such voluntary contributions are often driven by tax benefits offered under the scheme.

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
The Insurance Regulatory and Development Authority submitted its report in
October 2001. The report suggested that pension fund managers should constitute a separate legal entity to conduct their pension business. In August 2003, the government announced that it would be mandatory for its new employees (excluding defense personnel) to join a new defined contribution pension scheme where both the government and the employee would make monthly contributions of 10% of the employee's salary. The government also announced that a Pension Fund Development and Regulatory Authority would be set up to regulate the pension industry. The government constituted the interim Pension Fund Development and Regulatory
Authority on October 11, 2003. In December 2003, the government announced that the new pension scheme would be applicable to all new recruits to Indian government service (excluding defense personnel) from January 1, 2004. Further, on December 30, 2004, the government promulgated an ordinance establishing the statutory regulatory body, Pension Fund Regulatory and Development Authority
(PFRDA) to undertake promotional, developmental and regulatory functions with respect to the pension sector. The Union Budget for fiscal 2006 has recognized the opportunities for foreign direct investment in the pension sector and it has also announced that the government would issue guidelines for such investment.

Credit Policy Measures

     As part of its effort to continue bank reform, the Reserve Bank of India has announced a series of measures in its monetary and credit policy statements aimed at deregulating and strengthening the financial system.

   Annual Policy Statement for Fiscal 2005

     In its annual policy statement for fiscal 2005 announced in May 2004, the
Reserve Bank of India kept the bank rate and reverse repo rate (the annualized interest earned by the lender in a repurchase transaction between two banks or between a bank and the Reserve Bank of India) unchanged at 6.0% and 4.5%
respectively and introduced the following key measures:

     o    Banks were permitted to raise long-term bonds with a minimum maturity of five years to the extent of their exposure of residual maturity of more than five years to the infrastructure sector;

     o    the scope of definition of infrastructure lending was expanded to include construction relating to projects involving agro-processing and supply of inputs to agriculture, construction of preservation and storage facilities for processed agro-products and construction of educational institutions and hospitals;

     o    measures were announced to facilitate the flow of credit to agricultural and related sectors by including loans for storage facilities and securitized agricultural loans as priority sector advances;

     o    resident individuals were permitted to remit freely up to US$ 25,000 per calendar year, for any current or capital account transaction or a combination of these. Indian corporates and partnership firms are allowed to invest up to 100.0% of their net worth overseas;

     o    banks were permitted, under exceptional circumstances, with the approval of their Boards, to consider enhancement of the exposure to the borrower up to a maximum of 5.0% of capital funds, subject to the borrower consenting to the bank making appropriate disclosures in its annual report; and

     o    a graded higher provisioning requirement according to the age of non-performing assets, which are included under "doubtful for more than three years' category, was introduced with effect from March 31,
          2005. See "Supervision and Regulation".

   Mid-term Review of the Annual Policy Statement for Fiscal 2005

     In the mid-term review of the annual policy statement announced in October
2004, the Reserve Bank of India raised the reverse repo rate by 25 basis points to 4.75% with effect from October 27, 2004. The bank rate, however, was kept unchanged at 6.0%. The following measures were also introduced:

     o    ceiling on non resident external deposit rates were raised to
          LIBOR/SWAP rates of US Dollar of corresponding maturities plus 50 basis points from the existing level of USD LIBOR/SWAP rates; and

     o    as a temporary counter-cyclical measure, the risk weight was increased from 50.0% to 75.0% in the case of housing loans and from 100.0% to
          125.0% in the case of consumer credit including personal loans and credit cards.

   Annual Policy Statement for Fiscal 2006

          In its annual policy statement for fiscal 2006 announced in April
          2005, the Reserve Bank of India:

     o    raised the reverse repo rate by 25 basis points to 5.0% and reduced the spread between the reverse repo and the repo rate to 100 basis points from 125 basis points;

     o    proposed to issue guidelines for voluntary mergers between private sector banks and non-banking finance companies (see "Supervision and
          Regulation - Reserve Bank of India Regulations"); and

     o    urged banks to refocus on deposit mobilization and to empower depositors. It also proposed to set up an independent Banking Codes and Standards Board of India in order to (i) ensure a comprehensive code of conduct for fair treatment of customers; (ii) issue guidelines prescribing card issuing banks to ensure transparency and disclosure of information; and (iii) widen the authority of the Banking Ombudsman to cover individual grievances relating to non-adherence to the fair practices code evolved by Indian Banks Association.

Reforms of the Non-Bank Finance Companies

     The standards relating to income recognition, provisioning and capital adequacy were prescribed for non-bank finance companies in June 1994. The registered non-bank finance companies were required to achieve a minimum capital adequacy of 6.0% by year-end fiscal 1995 and 8.0% by year-end fiscal 1996 and to obtain a minimum credit rating. To encourage the companies complying with the regulatory framework, the Reserve Bank of India announced in July 1996 certain liberalization measures under which the non-bank finance companies registered with it and complying with the prudential norms and credit rating requirements were granted freedom from the ceiling on interest rates on deposits and amount of deposits. Other measures introduced include requiring non-bank finance companies to maintain a certain percentage of liquid assets and to create a reserve fund. The percentage of liquid assets to be maintained by non-bank finance companies has been revised uniformly upwards and since April 1999, 15.0%
of public deposits must be maintained. From January 1, 2000 the requirement should not be less than 10.0% in approved securities and the remaining in unencumbered term deposits in any scheduled commercial bank, the aggregate of which shall not be less than 15.0%. of the "public deposit" outstanding at the close of business on the last working day of the second preceding quarter. The maximum rate of interest that non-bank finance companies could pay on their public deposits was reduced from 12.5% per annum to 11.0% per annum effective
March 4, 2003.

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

     o    a minimum net owned fund of Rs. 2.5 million (US$ 57,313) is mandatory before existing non-bank finance companies may accept public deposits;

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

     In the monetary and credit policy for fiscal 2000, the Reserve Bank of
India stipulated a minimum capital base of Rs. 20 million (US$ 458,505) for all new non-bank finance companies. In the government of India's budget for fiscal
2002, the procedures for foreign direct investment in non-bank finance companies were substantially liberalized.

     During fiscal 2003, the Reserve Bank introduced a number of measures to enhance the regulatory and supervisory standards of non-bank finance companies, especially in order to bring them at par with commercial banks, in select operations, over a period of time. Other regulatory measures adopted and subsequently revised in November 2004 included aligning interest rates in this sector with the rates prevalent in the rest of the economy, tightening prudential norms and harmonizing supervisory directions with the requirements of the Companies Act, procedural changes in nomination facilities, issuance of a
Know Your Customer policy and allowing non-bank finance companies to take up insurance agency business.

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

   Regulations relating to the Opening of Branches

     Section 23 of the Banking Regulation Act provides that banks must obtain the prior approval of the Reserve Bank of India to open new branches. Permission is granted based on factors such as the financial condition and history of the company, its management, adequacy of capital structure and earning prospects and the public interest. The Reserve Bank of India may cancel the license for violations of the conditions under which it was granted. Under the banking license granted to ICICI Bank by the Reserve Bank of India, ICICI Bank is
required to have at least 25.0% of its branches located in rural and semi-urban areas. A rural area is defined as a center with a population of less than
10,000. A semi-urban area is defined as a center with a population of greater than 10,000 but less than 100,000. These population figures relate to the 1991 census conducted by the government of India. In September 2005, the Reserve Bank of India issued a new branch authorization policy in terms of which the existing system of granting authorizations for opening individual branches from time to time will be replaced by a system of aggregated approvals on an annual basis.
The Reserve Bank of India will discuss with individual banks their branch expansion strategies and plans over the medium term. The term "branch" for this purpose has been defined to also include extension counters, offsite ATMs, administrative offices and back offices as well as call centers where banking transactions are undertaken. While processing authorization requests, the
Reserve Bank of India will give importance to the availability of banking services in under-banked areas, credit flow to the priority sector and efforts to promote financial inclusion, the need to induce enhanced competition in the banking sector, the bank's regulatory compliance, quality of governance, risk management and relationships with subsidiaries and affiliates.

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

     Risk adjusted assets and off-balance sheet items considered for determining the capital adequacy ratio are the risk weighted total of specified funded and non-funded exposures. Degrees of credit risk expressed as percentage weighting have been assigned to various balance sheet asset items and conversion factors to off-balance sheet items. The value of each item is multiplied by the relevant weight or conversion factor to produce risk-adjusted values of assets and off-balance-sheet items. Standby letters of credit/ guarantees and documentary credits are treated as similar to funded exposure and are subject to similar risk weight. All foreign exchange open position limits of the bank carry a
100.0% risk weight. Capital requirements have also been prescribed for open positions in gold. In December 2004, the Reserve Bank of India increased the risk weights on housing loans from 50.0% to 75.0% and on consumer credit including personal loans and credit card receivables from 100.0% to 125.0% as a temporary counter-cyclical measure given the rapid growth of these segments. In
July 2005, the Reserve Bank of India increased the risk weights on capital market exposure and exposure to commercial real estate from 100.0% to 125.0%. In
April 2005, the Reserve Bank of India issued draft guidelines on securitization, which if implemented in their present form would require a significantly higher level of capital to be maintained for securitized assets.

     Effective March 31, 2001, banks and financial institutions were required to assign a risk weight of 2.5% in respect of the entire investment portfolio to cover market risk, over and above the existing risk weights for credit risk in non-government and non-approved securities. In fiscal 2002, with a view to the building up of adequate reserves to guard against any possible reversal of the interest rate environment in the future due to unexpected developments, the
Reserve Bank of India advised banks to build up an investment fluctuation reserve of a minimum of 5.0% of the bank's investment portfolio within a period of five years, by fiscal 2006. This reserve has to be computed with respect to investments in held for trading and available for sale categories. Investment fluctuation reserve is included in Tier 2 capital. In June 2004, the Reserve
Bank of India issued guidelines on capital for market risk. The guidelines prescribe the method of computation of risk-weighted assets in respect of market risk. The aggregate risk weighted assets are required to be taken into account for determining the capital adequacy ratio. Banks are required to maintain a capital charge for market risk in respect of their trading book exposure
(including dividend) by year-end fiscal 2005 and securities included under available for sale category by year-end fiscal 2006. In April 2005, the Reserve
Bank of India specified that banks which have maintained capital of at least
9.0% of the risk weighted assets for both credit risk and market risk for investments under the held for trading and available for sale categories, open gold position limit, open foreign exchange position limit, trading positions in derivatives and derivatives entered into for hedging trading book exposures may treat the balance in excess of 5.0% in the investment fluctuation reserve as
Tier 1 capital. Banks satisfying the above criteria may also transfer the amount in excess of the said 5.0% in the investment fluctuation reserve to the statutory reserve.

     In February 2005, the Reserve Bank of India issued draft guidelines for the implementation of the revised capital adequacy framework of the Basel Committee.
These draft guidelines, which are proposed to be effective from April 1, 2006, specify that all banks in India will adopt the standardized approach for credit risk and the basic indicator approach for operational risk with effect from
March 31, 2007. After adequate expertise has been developed, both at the banks and at the supervisory levels, some banks may be allowed to migrate to the internal ratings based approach after obtaining the approval of the Reserve Bank of India. The guidelines also prescribe a 75.0% risk weight for retail credit exposures, differential risk weights for other credit exposures linked to their credit rating, and a capital charge for operational risk based on a factor of
15.0% of the sum of a bank's net interest income and non-interest income
(excluding extraordinary income).

   Loan Loss Provisions and Non-Performing Assets

     In April 1992, the Reserve Bank of India issued formal guidelines on income recognition, asset classification, provisioning standards and valuation of investments applicable to banks, which are revised from time to time. These guidelines are applied for the calculation of impaired assets and loan loss provisions under Indian GAAP.

     The principal features of these Reserve Bank of India guidelines, which have been implemented with respect to ICICI Bank's loans, debentures, lease assets, hire purchases and bills are set forth below.

     Asset Classification

     An impaired asset (also called non-performing assets pursuant to the
Reserve Bank of India guidelines) is an asset in respect of which any amount of interest or principal is overdue for more than 90 days (180 days until year-end fiscal 2003). In particular, an advance is an impaired asset where:

     o    interest and/or installment of principal remains overdue for a period of more than 90 days in respect of a term loan;

     o    the account remains "out-of-order" for a period of more than 90 days in respect of an overdraft or cash credit;

     o    the bill remains overdue for a period of more than 90 days in case of bills purchased and discounted;

     o    interest and/or principal remains overdue for two harvest seasons but for a period not exceeding two half years in the case of an advance granted for agricultural purposes; and

     o    any amount to be received remains overdue for a period of more than 90 days in respect of other accounts.

     Interest in respect of non-performing assets is not recognized or credited to the income account unless collected.

     Non-performing assets are classified as described below.

     Sub-Standard Assets. Assets that are non-performing assets for a period not exceeding 12 months (18 months until year-end fiscal 2004). In such cases, the current net worth of the borrower / guarantor or the current market value of the security charged is not enough to ensure recovery of dues to the banks in full.
Such an asset has well-defined credit weaknesses that jeopardize the liquidation of the debt and are characterized by the distinct possibility that the bank will sustain some loss, if deficiencies are not corrected.

     Doubtful Assets. Assets that are non-performing assets for more than 12 months (18 months until year-end fiscal 2004). A loan classified as doubtful has all the weaknesses inherent in assets that are classified as sub-standard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable.

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
          However, unsecured exposures which are identified as substandard would attract an additional provision of 10.0%, i.e., a total of 20.0% on the outstanding balance.

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

          o    Up to one year: 20.0% provision

          o    One to three years: 30.0% provision

          o    More than three years: 50.0% provision

     In July 2004, the Reserve Bank of India introduced additional provisioning requirements for non-performing assets classified as `doubtful for more than three years'. Effective year-end fiscal 2005, 100.0% provision is required for the secured portion of assets classified as doubtful for more than three years on or after April 1, 2004. For the secured portion of assets classified as doubtful for more than three years at year-end fiscal, 2004, a provision of
60.0% is required to be made by year-end fiscal 2005, 75.0% by year-end fiscal
2006 and 100.0% by year-end fiscal 2007.

     o    Loss Assets. The entire asset is required to be written off or provided for, i.e. a 100.0% provision.

     o    Restructured Assets. The amount of sacrifice, if any, in the element of interest, measured in present value terms, is either written off or provision is made to the extent of the sacrifice involved.

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
          Banks are required to declare a benchmark prime lending rate based on various parameters including cost of funds, operating expenses, capital charge and profit margin. Each bank should also indicate the maximum spread over the prime lending rate for all credit exposures other than retail loans. The interest charged by banks on advances up to Rs. 200,000 (US$ 4,585) to any one entity (other than certain permitted types of loans including loans to individuals for acquiring residential property, loans for purchase of consumer durables and other non-priority sector personal loans) must not exceed the prime lending rate. Banks are also given freedom to lend at a rate below the prime lending rate in respect of

          creditworthy borrowers and exposures. Interest rates for certain categories of advances are regulated by the Reserve Bank of India.

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

     Legislation introduced in the Parliament to amend the Banking Regulation
Act has proposed to prohibit lending to relatives of directors and to non-subsidiary companies that are under the same management as the banking company, joint ventures, associates or the holding company of the banking company. See also "Overview of the Indian Financial Sector--Recent Structural
Reforms--Proposed Amendments to the Banking Regulation Act".

     There are guidelines on loans against equity shares in respect of amount, margin requirement and purpose.

     In June 2005, the Reserve Bank of India issued guidelines requiring banks to put in place a policy for exposure to real estate with the approval of their boards. The policy is required to include exposure limits, collaterals to be considered, collateral cover and margins and credit authorization. The Reserve
Bank of India has also permitted banks to extend financial assistance to Indian companies for acquisition of equity in overseas joint ventures or wholly owned subsidiaries or in other overseas companies, new or existing, as strategic investment. Banks are not permitted to finance acquisitions by companies in
India.

   Regulations relating to Sale of Assets to Asset Reconstruction Companies

     The Securitisation and Reconstruction of Financial Assets and Enforcement
of Security Interest Act, 2002 (as subsequently amended) provides for sale of financial assets by banks and financial institutions to asset reconstruction companies. The Reserve Bank of India has issued guidelines to banks on the process to be followed for sales of financial assets to asset reconstruction companies. These guidelines provide that a bank may sell financial assets to an asset reconstruction company provided the asset is a non-performing asset. These assets are to be sold on `without recourse' basis only. A bank may sell a standard asset only if the borrower has a consortium or multiple banking arrangement, at least 75.0% by value of the total loans to the borrower are classified as non-performing and at least 75.0% by value of the banks and financial institutions in the consortium or multiple banking arrangement agree to the sale. The banks selling financial assets should ensure that there is no known liability devolving on them and that they do not assume any operational, legal or any other type of risks relating to the financial assets sold. Further, banks may not sell financial assets at a contingent price with an agreement to bear a part of the shortfall on ultimate realization. However, banks may sell specific financial assets with an agreement to share in any surplus realized by the asset reconstruction company in the future. While each bank is required to make its own assessment of the value offered in the sale before accepting or rejecting an offer for purchase of financial assets by an asset reconstruction company, in consortium or multiple banking arrangements where more than 75.0% by value of the banks or financial institutions accept the offer, the remaining banks or financial institutions are obliged to accept the offer. Consideration for the sale may be in the form of cash, bonds or debentures or security receipts or pass through certificates issued by the asset reconstruction company or trusts set up by it to acquire the financial assets. See also "Overview of the Indian Financial Sector - Recent Structural Reforms - Legislative Framework
for Recovery of Debts Due to Banks".

   Guidelines on Sale and Purchase of Non-performing Assets

     In July 2005, the Reserve Bank of India issued guidelines on sales and purchases of non-performing assets between banks, financial institutions and non-bank finance companies. These guidelines require that the board of directors of the bank must establish a policy for purchases and sales of non-performing assets. Purchases and sales of non-performing assets must be without recourse to the seller and on a cash basis, with the entire consideration being paid upfront. An asset must have been classified as non-performing for at least two years by the seller to be eligible for sale. The purchasing bank must hold the non-performing asset on its books for at least 15 months before it can sell the asset to another bank. The asset cannot be sold back to the original seller.

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

     The limits currently set by the Reserve Bank of India are as follows:

     o    The exposure ceiling for a single borrower is 15.0% of capital funds and group exposure limit is 40.0% of capital funds. In case of financing for infrastructure projects, the exposure limit to a single borrower is extendable by another 5.0%, i.e., up to 20.0% of capital funds and the group exposure limit is extendable by another 10.0%,
          i.e., up to 50.0% of capital funds. Banks may, in exceptional circumstances, with the approval of their board of directors, consider enhancement of the exposure to a borrower up to a maximum of further
          5.0% of capital funds, subject to the borrower consenting to the banks making appropriate disclosures in their annual reports.

     o    Capital funds is the total capital as defined under capital adequacy norms (Tier 1 and Tier 2 capital).

     o    Non-fund based exposures are calculated at 100.0% and in addition, banks include forward contracts in foreign exchange and other derivative products, like currency swaps and options, at their replacement cost value in determining individual or group borrower exposure ceilings, effective April 1, 2003.

     At year-end fiscal 2005, ICICI Bank was in compliance with these guidelines.

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

   Regulations relating to Investments and Capital Market Exposure Limits

     Pursuant to the Reserve Bank of India guidelines, the exposure of banks to capital markets by way of investments in shares, convertible debentures, units of equity oriented mutual funds and loans to brokers, should not exceed 5.0% of total advances (including commercial paper) at March 31 of the previous fiscal year and investments in shares, convertible debentures and units of equity oriented mutual funds should not exceed 20.0% of the bank's net worth. However the exposure to capital markets in excess of 5.0% is permitted by the Reserve
Bank of India on a case by case basis. Pursuant to the terms of the Reserve Bank of India's approval for the amalgamation, ICICI's project finance related investments are excluded from the computation of these limits for a period of five years from the amalgamation. In addition, the Reserve Bank of India has approved the exclusion of specific equity investments acquired by conversion of debt under restructuring schemes approved by the Corporate Debt Restructuring
Forum.

     In November 2003, Reserve Bank of India issued guidelines on investments by banks in non-Statutory Liquidity Ratio securities issued by companies, banks, financial institutions, central and state government sponsored institutions and special purpose vehicles. These guidelines apply to primary market subscriptions and secondary market purchases. Pursuant to these guidelines, banks are prohibited from investing in non-Statutory Liquidity Ratio securities with an original maturity of less than one year, other than commercial paper and certificates of deposits. Banks are also prohibited from investing in unrated securities. A bank's investment in unlisted non-Statutory Liquidity Ratio securities may not exceed 10.0% of its total investment in non-Statutory
Liquidity Ratio securities as at the end of the preceding fiscal year with a sub-ceiling of 5.0% for investments in bonds of public sector undertakings.
These guidelines do not apply to investments in security receipts issued by securitization or reconstruction companies registered with Reserve Bank of India and asset backed securities and mortgage backed securities with a minimum investment grade credit rating. These guidelines were effective April 1, 2004, with provision for compliance in a phased manner by January 1, 2005.

     In April 1999, the Reserve Bank of India, in its monetary and credit policy, stated that the investment by a bank in subordinated debt instruments, representing Tier 2 capital, issued by other banks and financial institutions should not exceed 10.0% of the investing bank's capital including Tier 2 capital and free reserves. In July 2004, the Reserve Bank of India imposed a ceiling of
10.0% of capital funds (Tier 1 plus Tier 2 capital) on investments by banks and financial institutions in equity shares, preference shares eligible for capital status, subordinated debt instruments, hybrid debt capital instruments and any other instrument approved as in the nature of capital, issued by other banks and financial institutions. Investments in the instruments which are not deducted from Tier 1 capital of the investing bank or financial institution, are subject to a 100.0% risk weight for credit risk for capital adequacy purposes. The risk weight for credit risk exposure in capital markets has been increased to 125.0%
from 100.0% in July 2005. Further, banks and financial institutions cannot acquire any fresh stake in a bank's equity shares, if by such acquisition, the investing bank's or financial institution's holding exceeds 5.0% of the investee bank's equity capital. Banks with investments in excess of the prescribed limits were required to apply to the Reserve Bank of India with a roadmap for reduction of the exposure. We have equity shareholding in excess of the prescribed limits in two Indian private sector banks, Federal Bank Limited and South Indian Bank
Limited, and are in dialogue with the Reserve Bank of India for reduction of our shareholding.

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

   Banks' Investment Classification and Valuation Norms

     The key features of the Reserve Bank of India guidelines on categorization and valuation of banks' investment portfolio are given below.

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

     o    The market price of the security available from the stock exchange, the price of securities in subsidiary general ledger transactions, the
          Reserve Bank of India price list or prices declared by Primary Dealers
          Association of India jointly with the Fixed Income Money Market and
          Derivatives Association of India serves as the "market value" for investments in available for sale and held for trading securities.

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

   Subsidiaries and Other Financial Sector Investments

     We need the prior permission of the Reserve Bank of India to incorporate a subsidiary. We are required to maintain an "arms' length" relationship with our subsidiaries and with mutual funds sponsored by us in regard to business parameters such as taking undue advantage in borrowing/lending funds, transferring/selling/buying of securities at rates other than market rates, giving special consideration for securities transactions, in supporting/financing the subsidiary and financing our clients through them when we are not able or not permitted to do so ourselves. We have to observe the prudential norms stipulated by the Reserve Bank of India, from time to time, in respect of our underwriting commitments. Pursuant to such prudential norms, our underwriting or the underwriting commitment of our subsidiaries under any single obligation shall not exceed 15.0% of an issue. We also need the prior specific approval of the Reserve Bank of India to participate in the equity of financial services ventures including stock exchanges and depositories notwithstanding the fact that such investments may be within the ceiling (lower of 30.0% of the paid-up capital of the investee company and 30.0% of the investing bank's own paid up capital and reserves) prescribed under Section 19(2) of the Banking
Regulation Act. Our investment in a subsidiary, financial services company or financial institution cannot exceed 10.0% of our paid-up capital and reserves and our aggregate investments in all such companies and financial institutions put together cannot exceed 20.0% of our paid-up capital and reserves.

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

     Domestic time deposits have a minimum maturity of seven days. Time deposits from non-resident Indians denominated in foreign currency have a minimum maturity of one year and a maximum maturity of three years. Starting April 1998, the Reserve Bank of India has permitted banks the flexibility to offer varying rates of interests on domestic deposits of the same maturity subject to the following conditions:

     o    Time deposits are of Rs. 1.5 million (US$ 34,388) and above; and

     o    Interest on deposits is paid in accordance with the schedule of interest rates disclosed in advance by the bank and not pursuant to negotiation between the depositor and the bank.

     ICICI Bank stipulates a minimum balance of Rs. 10,000 (US$ 229) for a non-resident rupee savings deposit. Interest rates on non-resident rupee term deposits of one to three years maturity are not permitted to exceed the
LIBOR/SWAP rates for US dollar of corresponding maturity plus 50 basis points.
Interest rates on non-resident rupee savings deposits are not permitted to exceed the LIBOR/SWAP rate plus 50 basis points for six months maturity on US dollar deposits and are fixed quarterly on the basis of the LIBOR/SWAP rate of
US dollar on the last working day of the preceding quarter.

   Regulations relating to Knowing the Customer and Anti-Money Laundering

     The Reserve Bank of India issued a notification dated November 29, 2004 prescribing guidelines for Know Your Customer and anti money laundering procedures. Banks are required to have a customer acceptance policy laying down explicit criteria for acceptance of customers and defining risk parameters. A profile of the customers should be prepared based on risk categorization. Banks have been advised to apply enhanced due diligence for high-risk customers. The guidelines provide that banks should undertake customer identification procedures while establishing a banking relationship or carrying out a financial transaction or when the bank has a doubt about the authenticity or the adequacy of the previously obtained customer identification data. Banks need to obtain sufficient information necessary to establish the identity of each new customer and the purpose of the intended banking

relationship. The guidelines also provide that banks should monitor transactions depending on the account's risk sensitivity.

     In August 2005, the Reserve Bank of India has simplified the KYC procedure for opening accounts for those persons who intend to keep balances not exceeding
Rs. 50,000 in all their accounts taken together and the total credit in all the accounts taken together is not expected to exceed Rs. 100,000 in a year in order to ensure that the implementation of the KYC guidelines do not result in the denial of the banking services to those who are financially or socially disadvantaged.

     The Indian Parliament had enacted the Prevention of Money Laundering Act in
2002. This Act has been amended and implemented with effect from July 1, 2005.
The Act seeks to prevent money laundering and to provide for confiscation of property derived from, or involved in, money laundering. In addition the applicable exchange control regulations prescribe reporting mechanisms for transactions in foreign exchange and require authorized dealers to report identified suspicious transactions to the Reserve Bank of India. In December
2004, the Indian Parliament passed the Unlawful Activities (Prevention)
Amendment Ordinance/Act, 2004 incorporating the provisions considered necessary to deal with various facets of terrorism. The Narcotic Drugs and Psychotropic
Substances Act, 1985 deals with drug related proceeds of crime.

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

     While granting acknowledgment for acquisition or transfer of shares that takes the acquirer's shareholding to 30.0% or more of a private sector bank's paid-up capital, the Reserve Bank of India may consider additional factors, including but not limited to whether or not the acquisition is in the public interest and shareholder agreements and their impact on the control and management of the bank's operations.

     In February 2005, the Reserve Bank of India issued guidelines on ownership and governance in private sector banks. This policy became effective on February
28, 2005. The key provisions of the guidelines on ownership are:

     o    No single entity or group of related entities would be permitted to directly or indirectly hold or control more than 10.0% of the paid, up equity capital of a private sector bank and any higher level of acquisition would require the Reserve Bank of India's prior approval;

     o    In respect of corporate shareholders, the objective will be to ensure that no entity or group of related entities has a shareholding in excess of 10.0% in the corporate shareholder. In case of shareholders that are financial entities, the objective will be to ensure that it is widely held, publicly listed and well regulated;

     o    The Reserve Bank of India may permit a higher level of shareholding in case of restructuring of problem banks or weak banks or in the interest of consolidation in the banking industry;

     o    Banks would be responsible for compliance of the "fit and proper"
          criteria for shareholders on an ongoing basis; and

     o    Banks with shareholders with holdings in excess of the prescribed limit would have to indicate a plan for compliance.

     The Reserve Bank of India has recently announced guidelines stating that these regulations would also apply in the event an existing shareholder's shareholding exceed the specified limit as a result of a rights issue of shares where other shareholders do not subscribe to the issue.

   Restrictions on Payment of Dividends

     In May 2005, the Reserve Bank of India issued guidelines stating that a bank may declare dividends only if all of the following conditions are met:

     o    Capital adequacy ratio is at least 9.0% for the preceding two completed years and the accounting year for which the bank proposes to declare a dividend.

     o    Net non-performing asset ratio is less than 7.0%.

     o    The bank is in compliance with the prevailing regulations and guidelines issued by the Reserve Bank of India, including the creation of adequate provision for the impairment of assets, staff retirement benefits, transfer of profits to statutory reserves, etc.

     o    The proposed dividend will be paid out of the current year's profit.

     o    The Reserve Bank of India has not placed any explicit restrictions on the bank for declaration of dividends.

     In case the bank does not meet the capital adequacy norms, but has a capital adequacy ratio of at least 9.0% for the accounting year for which it proposes to declare a dividend, it would be eligible to do so if its net non-performing asset ratio is less than 5.0%.

     Banks that are eligible to declare dividends under the above rules can do so subject to the following:

     o    The dividend payout ratio (calculated as a percentage of dividend payable in a year to net profit during the year) must not exceed
          40.0%. The maximum permissible dividend payout ratio would vary from bank to bank, depending on the capital adequacy ratio in each of the last three years and the net non-performing asset ratio.

     o    In case the profit for the relevant period includes any extraordinary income, the payout ratio must be calculated after excluding that income for compliance with the prudential payout ratio.

     o    The financial statements pertaining to the financial year for which the bank is declaring a dividend should be free of any qualification by the statutory auditors, which might have an adverse effect on the profit during that year. In case there are any such qualifications, the net profit should be suitably adjusted while computing the dividend payout ratio.

   Regulations on Mergers of Private Sector Banks and Banks and Non-banking
Finance Companies

     In May 2005, the Reserve Bank of India issued guidelines to facilitate mergers between private sector banks and between banks and non-banking finance companies. The guidelines particularly emphasize the examination of the rationale for amalgamation, the systemic benefits arising from it and the advantages accruing to the merged entity. With respect to a merger between two private sector banks, the guidelines require the draft scheme of amalgamation to be approved by the shareholders of both banks with a two-thirds majority after approval by the boards of directors of the two banks concerned. The draft scheme should also consider the impact of amalgamation on the valuation, profitability and capital adequacy ratio of the amalgamating bank and verify that the reconstituted board conforms to the Reserve Bank of India norms. The approved scheme needs to be submitted to the Reserve Bank of India for valuation and sanction in accordance with the Banking Regulation Act, along with other documentation such as the draft document of proposed merger, copies of all relevant notices and certificates, swap ratio, share prices, etc. With respect to a merger of a bank and a non-banking company, the guidelines specify that the non-banking finance company has to comply with Know Your Customer norms for all accounts and all relevant norms issued by the Reserve Bank of India and the
Securities and Exchange Board of India. The non-banking finance company should also conform to insider trading norms issued by the Securities and Exchange
Board of India, whether it is listed or not, in order to regulate the promoter's trading of shares before and after the amalgamation discussion period.

Credit Information Bureaus

     The Parliament of India has enacted the Credit Information Companies
(Regulation) Act, 2005, pursuant to which every credit institution, including a bank, has to become a member of a credit information bureau and furnish to it such credit information as may be required of the credit institution by the credit information bureau about persons who enjoy a credit relationship with it.
Other credit institutions, credit information bureaus and such other persons as the Reserve Bank of India specifies may access such disclosed credit information.

Deposit Insurance

     Demand and time deposits of up to Rs. 100,000 (US$ 2,293) accepted by
Indian banks have to be mandatorily insured with the Deposit Insurance and
Credit Guarantee Corporation, a wholly-owned subsidiary of the Reserve Bank of
India. Banks are required to pay the insurance premium for the eligible amount to the Deposit Insurance and Credit Guarantee Corporation on a semi-annual basis. The cost of the insurance premium cannot be passed on to the customer.

Statutes Governing Foreign Exchange and Cross-Border Business Transactions

     The foreign exchange and cross border transactions undertaken by banks are subject to the provisions of the Foreign Exchange Management Act. All branches should monitor all non-resident accounts to prevent money laundering.

     The Reserve Bank of India issued guidelines on External Commercial
Borrowings vide its Master Circular in July 2004, which stated that no financial intermediary, including banks, will be permitted to raise such borrowings or provide guarantees in favor of overseas lenders for such borrowings. Eligible borrowers may raise such borrowings to finance the import of equipment and to meet foreign exchange needs of infrastructure projects. In a guideline dated
August 1, 2005 the Reserve Bank of India has announced that external commercial borrowing proceeds can be utilized for overseas direct investment in joint ventures/wholly owned subsidiaries subject to the existing guidelines on Indian
Direct Investment in joint ventures/wholly owned subsidiaries abroad. Further utilization of external commercial borrowing proceeds is not permitted for lending, capital market investments, acquisitions in India or real estate investments.

Legal Reserve Requirements

   Cash Reserve Ratio

     A bank is required to maintain a specified percentage of its net demand and time liabilities, excluding inter-bank deposits, by way of cash reserve with itself and by way of balance in current account with the Reserve Bank of India.
The cash reserve ratio can be a minimum of 3.0% and a maximum of 20.0% pursuant to section 42 of the Reserve Bank of India Act. Effective October 2, 2004, the
cash reserve ratio is 5.0%.

     The following liabilities are excluded from the calculation of the demand and time liabilities to determine the cash reserve ratio:

     o    inter-bank liabilities;

     o    liabilities to primary dealers; and

     o    refinancing from the Reserve Bank of India and other institutions permitted to offer refinancing to banks.

     The Reserve Bank of India pays no interest on the cash reserves up to 3.0%
of the demand and time liabilities and pays interest on the balance at 3.5% per annum.

     The cash reserve ratio has to be maintained on an average basis for a fortnightly period and should not be below 70.0% of the required cash reserve ratio on any day of the fortnight.

   Statutory Liquidity Ratio

     In addition to the cash reserve ratio, a bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities. The percentage of this liquidity ratio is fixed by the Reserve Bank of India from time to time, and it can be a minimum of 25.0% and a maximum of 40.0% pursuant to section 24 of the Banking Regulation Act. At present, the Reserve Bank of India requires banking companies to maintain a liquidity ratio of 25.0%. The Banking Regulation
(Amendment) and Miscellaneous Provisions Bill, 2003 recently introduced in the
Indian Parliament proposes to amend section 24 of the Banking Regulation Act to remove the minimum Statutory Liquidity Ratio stipulation, thereby giving the
Reserve Bank of India the freedom to fix the Statutory Liquidity Ratio below this level. See also "Overview of the Indian Financial Sector - Recent
Structural Reforms - Proposed Amendments to the Banking Regulation Act".

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

     Payment of Dividend

     Pursuant to the provisions of the Banking Regulation Act, a bank can pay dividends on its shares only after all its capitalized expenses (including preliminary expenses, share selling commission, brokerage, amounts of losses and any other item of expenditure not represented by tangible assets) have been completely written off. The Indian government may exempt banks from this provision by issuing a notification on the recommendation of the Reserve Bank of
India. We have been exempted from this provision in respect of expenses relating to the Early Retirement Option offered by us in fiscal 2004. We have obtained permission from the Reserve Bank of India to write off these expenses over a five-year period in our Indian GAAP accounts. Further, the payment of the dividend by banks is subject to the eligibility criteria specified by the
Reserve Bank of India from time to time.

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

   Penalties

     The Reserve Bank of India may impose penalties on banks and its employees in case of infringement of regulations under the Banking Regulation Act. The penalty may be a fixed amount or may be related to the amount involved in any contravention of the regulations. The penalty may also include imprisonment. A press release has been issued by the Reserve Bank of India giving details of the circumstances under which the penalty is imposed on

the bank along with the communication on the imposition of the penalty in public domain. The bank is also required to disclose the penalty in its annual report.

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
following:

     o    No separate assigned capital is required. However, the parent bank is required to provide a minimum of US$ 10 million to its offshore banking unit.

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

     o    Offshore banking units are required to adopt liquidity and interest rate risk management policies prescribed by Reserve Bank of India in respect of overseas branches of Indian banks as well as within the overall risk

          management and asset and liability management framework of the bank subject to monitoring by the bank's board of directors at prescribed intervals.

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

     o    ICICI Bank is entitled to a tax deduction on the provisioning towards bad and doubtful debts equal to 7.5% of ICICI Bank's total business income, computed before making any deductions permitted pursuant to
          Chapter VIA of the Indian Income-tax Act, and to the extent of 10.0%
          of the aggregate average advances made by its rural branches computed in the manner prescribed. ICICI Bank has the option of claiming a deduction in respect of the provision made by it for any assets classified pursuant to the Reserve Bank of India's guidelines as doubtful or loss assets to the extent of 10.0% of the amount of such assets as on the last day of the year.

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

Act, 1938 and the various regulations prescribed by the Insurance Regulatory and
Development Authority. These regulations regulate and govern, among other things, registration as an insurance company, investment, solvency margin requirements, licensing of insurance agents, advertising, sale and distribution of insurance products and services and protection of policyholders' interests.
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
Our wholly-owned subsidiary in Canada, ICICI Bank Canada, was incorporated on
September 12, 2003 as a Schedule II Bank in Canada. ICICI Bank Canada has
obtained the approval of the Canada Deposit Insurance Corporation (CDIC) for
deposit insurance and is regulated by the Office of the Superintendent of
Financial Institutions. Our wholly-owned subsidiary in Russia, Investment Credit
Bank, is regulated by the Central Bank of the Russian Federation.

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

     Representative Offices

     Our representative office in New York in the United States is licensed and regulated by the State of New York Banking Department and the Federal Reserve
Board. Our representative office in Dubai in the United Arab Emirates is regulated by the Central Bank of the United Arab Emirates. Our representative office in Shanghai in China is regulated by the China Banking Regulatory
Commission. Our representative office in Bangladesh is regulated by the
Bangladesh Bank. Our representative office in South Africa is regulated by the
South African Reserve Bank.

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

     The Foreign Exchange Management Act, 1999 regulates transactions involving foreign exchange and provides that certain transactions cannot be carried out without the general or special permission of the Reserve Bank of India. The
Foreign Exchange Management Act, 1999 has eased restrictions on current account transactions. However, the Reserve Bank of India continues to exercise control over capital account transactions (i.e., those which alter the assets or liabilities, including contingent liabilities, of persons). The Reserve Bank of
India has issued regulations under the Foreign Exchange Management Act, 1999 to regulate the various kinds of capital account transactions, including certain aspects of the purchase and issuance of shares of Indian companies. The Reserve
Bank of India has also permitted authorized dealers to freely allow remittances by individuals up to US$ 25,000 per calendar year for any permissible current or capital account transactions or a combination of both.

Restrictions on Sale of the Equity Shares underlying the ADSs and Repatriation of Sale Proceeds

     ADSs issued by Indian companies to non-residents have free transferability outside India. Under current Indian regulations and practice, approval of the
Reserve Bank of India is not required for the sale of equity shares underlying the ADSs by a non-resident of India to a resident of India if the sale has been executed on a recognized stock exchange in India through a registered broker at the prevailing market price. Approval of the Reserve Bank of India is neither required for a sale of shares of a company other than a company engaged in financial services sector, even if the transfer is other than on a recognized stock exchange in India or through a registered broker, as long as conditions generally prescribed by Reserve Bank of India are complied with. The same restrictions apply to a renunciation of rights to a resident of India. Approval of the Reserve Bank of India is neither required for sale of shares under the portfolio investment scheme prescribed by the Reserve Bank of India provided the sale is made on a recognized stock exchange and through a registered stock broker.

     If a sale of equity shares has taken place in terms of the Reserve Bank of
India guidelines and other applicable regulations, as briefly described in the previous paragraph, then provided the shares were held on repatriation basis and a no objection/tax clearance certificate from income tax authority has been obtained, the sale proceeds may be freely remitted. If a sale was made pursuant to specific approval of Reserve Bank of India then sale proceeds can be remitted as per the terms of such an approval. If the equity shares underlying the ADSs are sold under the portfolio investment scheme then the sale proceeds may be remitted through an authorized dealer, without the approval of the Reserve Bank of India provided that the equity shares are sold on a recognized stock exchange through a registered stock broker and a no objection/tax clearance certificate from the income-tax authority has been produced.

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

     At August 31, 2005, 740 million equity shares were outstanding. The prices for equity shares as quoted in the official list of each of the Indian stock exchanges are in Indian rupees.

     The following table shows:

     o    the reported high and low closing prices quoted in rupees for our equity shares on the NSE; and

     o    the reported high and low closing prices for our equity shares, translated into US dollars, based on the noon buying rate on the last business day of each period presented.

                                              Price per equity share(1)
                                      ----------------------------------------
                                           High      Low       High     Low
                                      ----------------------------------------
 Annual prices:
 Fiscal 2001..........................   247.45     109.20     5.28     2.33
 Fiscal 2002 .........................   188.35      67.95     3.86     1.39
 Fiscal 2003 .........................   161.75     110.55     3.40     2.32
 Fiscal 2004 .........................   348.25     120.80     8.02     2.78
 Fiscal 2005 .........................   413.05     230.40     9.47     5.28
 Quarterly prices:
 Fiscal 2004:
 First Quarter........................   150.15     120.80     3.24     2.60
 Second Quarter.......................   204.50     145.10     4.47     3.17
 Third Quarter........................   302.20     204.40     6.63     4.49
 Fourth Quarter.......................   348.25     267.75     8.02     6.17
 Fiscal 2005:
 First Quarter........................   319.35     230.40     6.94     5.01
 Second Quarter.......................   295.35     234.40     6.43     5.11
 Third Quarter........................   374.00     285.35     8.64     6.59
 Fourth Quarter.......................   413.05     337.50     9.47     7.74
 Fiscal 2006:
 First Quarter........................   433.95     359.95     9.97     8.27
 Second Quarter
   (through September 23, 2005).......   593.00     421.25    13.54     9.62
 Monthly prices:
 March 2005...........................   413.05     372.25     9.47     8.53
 April 2005...........................   425.45     359.95     9.78     8.28
 May 2005.............................   402.55     360.35     9.23     8.26
 June 2005............................   433.95     392.15     9.97     9.01
 July 2005............................   534.45     421.25    12.31     9.71
 August 2005 .........................   538.40     467.95    12.24    10.64
 September 2005
   (through September 23, 2005).......   593.00     481.50    13.54    10.99
 ---------------
(1)   Data from the NSE. The prices quoted on the BSE may be different.

     At September 23, 2005 the closing price of equity shares on the NSE was Rs.
578.00 equivalent to US$ 13.20 per equity share (US$ 26.39 per ADS on an imputed basis) translated at the noon buying rate of Rs. 43.80 per US$ 1.00 on September
23, 2005.

     At September 2, 2005, there were approximately 415,316 holders of record of our equity shares, of which 115 had registered addresses in the United States and held an aggregate of approximately 102,689 equity shares.

ADSs

     Our ADSs, each representing two equity shares, were originally issued in
March 2000 in a public offering and are listed and trade on the New York Stock
Exchange under the symbol IBN. The equity shares underlying the ADSs are listed on the BSE and the NSE.

     At August 31, 2005, ICICI Bank had approximately 101 million ADSs, equivalent to 201 million equity shares, outstanding. At this date, there were
107 record holders of ICICI Bank's ADSs, out of which 105 have registered addresses in the United States.

     The following table sets forth, for the periods indicated, the reported high and low closing prices on the New York Stock Exchange for our outstanding
ADSs traded under the symbol IBN.

                                                             Price per ADS
                                                       --------------------------
                                                           High         Low
                                                       --------------------------
Annual prices:
Fiscal 2001..........................................      18.75        4.62
Fiscal 2002..........................................       7.50        2.70
Fiscal 2003..........................................       8.26        4.84
Fiscal 2004..........................................      18.33        5.27
Fiscal 2005..........................................      22.65       11.25
Quarterly prices:
Fiscal 2004:
First Quarter........................................       7.27        5.27
Second Quarter.......................................      10.56        7.23
Third Quarter........................................      17.91       10.90
Fourth Quarter.......................................      18.33       13.50
Fiscal 2005:
First Quarter........................................      17.25       11.57
Second Quarter.......................................      13.91       11.25
Third Quarter........................................      20.45       13.76
Fourth Quarter.......................................      22.65       18.27
Fiscal 2006:
First Quarter........................................      22.23       18.08
Second Quarter (through September 23, 2005)..........      26.94       22.00
Monthly prices:
March 2005...........................................      22.50       18.87
April 2005...........................................      20.75       18.08
May 2005.............................................      20.21       18.50
June 2005............................................      22.23       19.80
July 2005............................................      26.41       22.00
August 2005..........................................      25.65       22.77
September 2005 (through September 23, 2005)..........      26.94       23.35

     See also "Risk Factors - Risks relating to the ADSs and Equity Shares -
Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs".

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

     o    Foreign investors may own up to 74.0 % of our equity shares subject to conformity with guidelines issued by the Reserve Bank of India from time to time. This limit is under the so-called automatic route and does not require specific approval of the Foreign Investment Promotion
          Board. This limit includes foreign direct investment, ADSs, Global
          Depositary Receipts and investment under the Portfolio Investment
          Scheme by foreign institutional investors and non-resident Indians, and also includes shares acquired by subscription to private placements and public offerings and acquisition of shares from existing shareholders.

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

     o    Since we have joint ventures in the insurance sector, applications for foreign direct investment in ICICI Bank when required by applicable law or regulation, have to be addressed to the Reserve Bank of India for consideration in consultation with the Insurance Regulatory and
          Development Authority in order to ensure that the 26% limit of foreign shareholding applicable for the insurance sector is not breached.

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

     We obtained the approval of the Foreign Investment Promotion Board for our
ADS offering in March 2000 and sponsored ADS offering in March 2005 which were foreign direct investments. The investments through the portfolio investment scheme in the secondary market in India by foreign institutional investors, non-resident Indians and overseas corporate bodies and investments through the foreign direct investment scheme are distinct schemes that are available concurrently. As of September 23, 2005, foreign investors owned approximately
73.3% of our equity in total, of which 27.2% was through the ADS program.

     As an investor in ADSs, you do not need to seek the specific approval from the government of India to purchase, hold or dispose of your ADSs. In the ADS offerings, we obtained the approval of the government of India's Department of
Company Affairs and the relevant stock exchanges.

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

     ADSs issued by Indian companies to non-residents have free transferability outside India. Under current Indian regulations and practice, approval of the
Reserve Bank of India is not required for the sale of equity shares underlying the ADSs by a non-resident of India to a resident of India if the sale has been executed on a recognized stock exchange in India through a registered broker at the prevailing market price. Approval of the Reserve Bank of India is neither required for a sale of shares of a company other than a company engaged in financial services sector, even if the transfer is other than on a recognized stock exchange in India or through a registered broker, as long as conditions generally prescribed by Reserve Bank of India are complied with. The same restrictions apply to a renunciation of rights to a resident of India. Approval of the Reserve Bank of India is neither required for sale of shares under the portfolio investment scheme prescribed by the Reserve Bank of India provided the sale is made on a recognized stock exchange and through a registered stock broker.

     Any new issue of equity shares of a banking company, either through the automatic route or with the specific approval of the Foreign Investment
Promotion Board, does not require further approval of the Reserve Bank of India, but must comply with certain reporting requirements.

                                    DIVIDENDS

     Under Indian law, a company pays dividends upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. The shareholders have the right to decrease but not increase the dividend amount recommended by the board of directors. Dividends may be paid out of the company's profits for the fiscal year in which the dividend is declared or out of undistributed profits of prior fiscal years. ICICI Bank paid dividends consistently every year from fiscal 1996, the second year of its operations.
ICICI Bank paid the dividend for fiscal 2002 as an interim dividend during fiscal 2002 itself and accordingly there was no dividend outflow during fiscal
2003 in respect of dividends declared for fiscal 2002. For fiscal 2003, we paid a dividend, excluding dividend tax, of Rs. 7.50 (US$ 0.17) per equity share aggregating to Rs. 4.6 billion (US$ 105 million) which was paid in fiscal 2004.
For fiscal 2004, we paid a dividend, excluding dividend tax, of Rs. 7.50 (US$
0.17) per equity share aggregating to Rs. 5.4 billion (US$ 125 million). The amount of Rs. 5.4 billion (US$ 125 million) excludes the impact of the issue of
6,992,187 equity shares on May 24, 2004 through the exercise of the overallotment option in the issue of equity shares in April 2004. The dividend for fiscal 2004 was paid in fiscal 2005. For fiscal 2005, we paid a dividend, excluding dividend tax, of Rs. 7.50 (US$ 0.17) per equity share and a special dividend, excluding dividend tax, of Rs. 1.00 (US$ 0.02) per equity share to mark the completion of 50 years in finance by ICICI group aggregating to Rs. 6.3 billion (US$ 145 million), which we paid out in August 2005.

     The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends paid out on the equity shares during the fiscal year by ICICI Bank, each exclusive of dividend tax. This may be different from the dividend declared for the year.

                                           Dividend per       Total amount of
                                           equity share       dividends paid
                                           -----------------  ---------------
                                                               (in millions)
Dividend paid during the fiscal year

2001...................................              1.50               247
2002(1) ...............................           4.00(1)               881
2003...................................                 -                 -
2004...................................              7.50             4,598
2005...................................              7.50             5,507
--------------
(1)  Includes dividend of Rs. 2.00 per share declared for each of the fiscal years 2001 and 2002.

     Dividend income is tax-exempt in the hands of shareholders. However, we are required to pay a tax on distributed profits. We were required to pay a 13.1%
tax (including surcharge) on distributed profits in fiscal 2005. In fiscal 2006, we are required to pay a 14.0% tax (including surcharge) on distributed profits.

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

     Before paying any dividend on its shares, we are required under the Indian
Banking Regulation Act to write off all capitalized expenses (including preliminary expenses, organization expenses, share-selling commission, brokerage, amounts of losses incurred or any other item of expenditure not represented by tangible assets) under Indian GAAP. Before declaring dividends, we are required to transfer at least 20.0% of the balance of profits of each year before payment of dividend to a reserve fund. The government of India may, however, on the recommendation of the Reserve Bank of India, exempt us from such a requirement. As per the revised guidelines issued by Reserve Bank of India, only those banks, which comply with certain minimum prudential requirements with respect to capital adequacy, net non-performing asset ratio and other criteria, are eligible to declare dividends without prior approval of
Reserve Bank of India. Further, the guidelines prescribe a matrix for the maximum permissible range of dividend payout ratios with a ceiling of 40.0%, excluding dividend tax, for banks. Banks, which comply with the prudential requirements of the above guidelines, but desire to declare dividends higher than the specified ceiling must obtain prior approval of Reserve Bank of India for declaration of such higher dividend. In case any bank does not meet the criteria prescribed above, it has to obtain the prior approval of Reserve Bank of India before declaring any dividend. For a description of the revised guidelines issued by the Reserve Bank of India, please see "Supervision and
Regulation - Restrictions on Payment of Dividends". We also need the prior approval from the Reserve Bank of India to pay an interim dividend.

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

                                             Dividend per      Total amount of
                                           equity share(1)      dividends paid
                                          ------------------  ------------------
                                                                (in millions)
 Dividend paid during the fiscal year

 1999..................................      Rs. 11.00             Rs. 2,618
 2000..................................          11.00                 2,641
 2001..................................          11.00                 3,505
 2002(2)...............................          22.00                 8,639
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
However, we are required to pay tax at the rate of 14.025% on the dividends distributed by us. The dividend so paid is not taxable under section 115AC in the hands of the ADS holders.

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

     Subject to any relief under any relevant double taxation treaty, gain arising from the sale of an equity share will generally give rise to a liability for Indian capital gains tax in the hands of the transferor. Such tax is required to be withheld at source. Where the equity share has been held for more than 12 months (measured from the date of advice of redemption of the ADS by the
Depositary as specified below), the rate of tax is 10.2% (including education cess) where the total income does not exceed Rs. 1,000,000 (US$ 22,925) or
11.22% (including applicable surcharges and an additional surcharge by way of education cess) where the total income exceeds Rs. 1,000,000 (US$ 22,925). Where the equity share has been held for 12 months or less, the rate of tax varies and the gain will be subject to tax at normal rates of income-tax applicable to non-residents under the provisions of the Income-tax Act, subject to a maximum of 41.82% (including applicable surcharges and education cess) in the case of foreign companies. The actual rate depends on a number of factors, including without limitation the nature of the non-

resident investor. The Finance (No. 2) Act, 2004, introduced the securities transaction tax effective October 1, 2004 which is levied on transactions of purchase /sale of equity shares entered into on a recognized stock exchange in
India at the specified rates in accordance with the provisions of Chapter VII there under. The transaction of sale of equity shares entered into a recognised stock exchange in India settled by actual delivery or transfer will be subject to securities transaction tax at the rate of 0.1%, on the value of the transaction, payable by the seller and buyer respectively. In cases where securities transaction tax is payable by the seller, the resulting long-term capital gains would be exempt from tax and short-term capital gains would be taxable at a lower tax rate of 10.2% (including education cess) where the total income does not exceed Rs. 1,000,000 (US$ 22,925) or 11.22% (including applicable surcharges and an additional surcharge by way of education cess)
where the total income exceeds Rs. 1,000,000 (US$ 22,925). For transactions that are not subject to securities transaction tax, the normal capital gains tax regime will apply. During the period the underlying equity shares are held by non-resident investors on a transfer from the Depositary upon redemption, the provisions of the double taxation treaty entered into by the government of India with the country of residence of the non-resident investors will apply in determining the taxation of any capital gains arising on a transfer of the equity shares. The double taxation treaty between the United States and India does not provide US residents with any relief from Indian tax on capital gains.

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

     It is unclear as to whether capital gains derived from the sale of rights outside India by a non-resident investor that is not entitled to exemption under a tax treaty to another non-resident investor will be subject to Indian capital gains tax. If the rights are deemed by the Indian tax authorities to be situated within India, as our situs is in India, then the capital gains realized on the sale of rights will be subject to customary Indian capital gains taxation as discussed above.

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
However, our equity shares are compulsorily delivered in non-physical form except for trades up to 500 shares only, which may be delivered in physical form. Under Indian stamp law, no stamp duty is payable on the acquisition or transfer of equity shares in non-physical form. The State of Maharashtra has, inter alia, provided that transactions effected by a trading member of a stock exchange through a stock exchange are subject to payment of stamp duty. As per the Finance Act, 2004, all delivery based sales on a recognized stock exchange in India of inter-alia all equity shares shall attract transaction tax at the rates of 0.1% of the value of the securities transacted.

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

     1.   insurance companies;

     2.   tax-exempt entities;

     3.   dealers and certain traders in securities;

     4.   certain financial institutions;

     5.   persons who own the ADSs or equity shares as part of an integrated investment (including a straddle, hedging or conversion transaction)
          comprised of the ADS or equity shares, and one or more other positions for US federal income tax purposes;

     6.   persons whose functional currency is not the US dollar;

     7.   persons who own, actually or constructively, 10.0% or more of ICICI
          Bank's voting stock; or

     8.   partnerships or other entities classified as partnerships for US federal income tax purposes.

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

     Under certain circumstances as described under "Taxation - Indian Tax -
Taxation on Sale of ADSs or Equity Shares", you may be subject to Indian tax upon the disposition of equity shares. You should consult your own tax adviser with respect to your ability to credit this Indian tax against your US federal income tax liability.

     Passive Foreign Investment Company Rules

     Based upon certain proposed Treasury regulations, which are proposed to be effective for taxable years beginning after December 31, 1994, and upon certain management estimates, ICICI Bank does not expect to be a passive foreign investment company (a "PFIC") for its taxable year that ended March 31, 2005 or in the foreseeable future. In general, a foreign corporation is a PFIC for any taxable year in which (i) 75.0% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50.0% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. Since there can be no assurance that the proposed regulations will be finalized in their current form, the manner of the application of the proposed regulations is not entirely clear, and the composition of ICICI Bank's income and assets will vary over time, there can be no assurance that ICICI Bank will not be considered a PFIC for any taxable year.

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

     If the ADSs or equity shares are "regularly traded" on a "qualified exchange", you may make a mark-to-market election. The ADSs or equity shares will be treated as "regularly traded" in any calendar year in which more than a de minimis quantity of the ADSs or equity shares, as the case may be, are traded on a qualified exchange on at least 15 days during each calendar quarter. A
"qualified exchange" includes a foreign exchange that is regulated by a governmental authority in which the exchange is located and with respect to which certain other requirements are met. The Internal Revenue Service has not yet identified specific foreign exchanges that are "qualified" for this purpose.
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

     In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15.0% dividend rate discussed above with respect to payment of dividends to certain non-corporate US investors would not apply.

     Information reporting and backup withholding

     Payment of dividends and sales proceeds that are made within the United
States or through certain US-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that no loss of exemption from backup withholding has occurred.

     The amount of any backup withholding from a payment to you will be allowed as a credit against your US federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the
Internal Revenue Service.

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

     The financial information in this annual report has been prepared in accordance with US GAAP, unless indicated otherwise. Our fiscal year, like ICICI
Bank's and ICICI's fiscal year prior to the amalgamation, ends on March 31 of each year so all references to a particular fiscal year are to the year ended
March 31 of that year. Our financial statements, including the notes to these financial statements, audited by KPMG India, independent accountants, are set forth at the end of this annual report.

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

     The consolidation of ICICI's majority ownership interest in two insurance companies, ICICI Prudential Life Insurance Company Limited and ICICI Lombard
General Insurance Company Limited, in each of fiscal 2001 and 2002 was deemed inappropriate because of substantive participative rights retained by the minority shareholders. Accordingly, such investees have not been consolidated from fiscal 2003 but have been accounted for by the equity method. Prior period financial statements have been restated and as a result, the financial statements for fiscal 2002 and fiscal 2001 contained in this annual report are not the same as those contained in our annual report for fiscal 2002 and fiscal
2001. There was no resultant impact on net income or stockholders' equity for fiscal 2002.

     Although we have translated in this annual report certain rupee amounts into dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated earlier in this annual report, or at all. Except in the section on "Market Price Information", all translations from rupees to dollars are based on the noon buying rate in the City of New York for cable transfers in rupees at
March 31, 2005. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on March
31, 2005 was Rs. 43.62 per US$ 1.00.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

ICICI Bank Limited

We have audited the accompanying consolidated balance sheets of ICICI Bank Limited and subsidiaries (‘the Company’) as of March 31, 2004 and 2005, and the related consolidated statements of operations, stockholders’ equity and other comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICICI Bank Limited and subsidiaries as of March 31, 2004 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The United States dollar amounts are presented in the accompanying consolidated financial statements solely for the convenience of the readers and have been translated into United States dollar on the basis described in
Note 1 to the consolidated financial statements.

          Mumbai, India
April 30, 2005
KPMG

ICICI Bank Limited and Subsidiaries

Consolidated balance sheets

In millions, except share data

As of March 31

2004

2005

     Convenience
translation
into US$,
As of March 31,
2005

Assets

Cash and cash equivalents

        Rs.

 98,985

        Rs.

155,639

US$

3,568

Trading assets

75,155

75,538

1,732

Securities:

    Available for sale

296,605

369,818

8,478

   Non-readily marketable equity securities

8,621

7,209

165

    Venture capital investments

5,142

3,932

90

Investments in affiliates

3,619

4,725

108

Loans, net of allowance for loan losses, security deposits and unearned income

728,520

999,858

22,922

Customers’ liability on acceptances

65,142

74,116

1,699

Property and equipment, net

23,183

26,055

597

Assets held for sale

4,829

3,741

86

Goodwill

5,403

7,407

170

Intangible assets, net

4,513

4,199

96

Deferred tax assets

7,937

12,111

278

Interest and fees receivable

6,529

17,211

395

Other assets

74,948

101,888

2,336

Total assets

        Rs.

 1,409,131

        Rs.

 1,863,447

US$

42,720

Liabilities

Interest bearing deposits

        Rs.

611,178

        Rs.

889,626

         US$

20,395

Non-interest bearing deposits

73,777

126,908

2,909

Trading liabilities

26,079

24,258

556

Short-term borrowings

57,364

91,951

2,108

Bank acceptances outstanding

65,142

74,116

1,699

Long-term debt

373,449

367,499

8,425

Redeemable preferred stock

944

1,044

24

Taxes and dividends payable

20,180

17,885

410

Deferred tax liabilities

614

550

13

Other liabilities

84,829

139,546

3,199

Total liabilities

        Rs.

 1,313,556

        Rs.

 1,733,383

US$

39,738

Commitments and contingencies (Note 29)

Minority interest

1,050

2,068

47

Stockholders’ equity:

Common stock at Rs. 10 par value: 800,000,000 and

  1,550,000,000 shares authorized as of March 31, 2004 and 2005;

  Issued and outstanding 616,391,905 and 736,738,564 shares as of

  March 31, 2004 and 2005, respectively

6,164

7,368

169

Additional paid-in capital

65,341

96,818

2,220

Retained earnings

18,279

20,581

472

Deferred compensation costs

-

(60
        )

(1
)

Accumulated other comprehensive income

4,741

3,289

75

Total stockholders' equity

94,525

127,996

2,935

Total liabilities and stockholders' equity

        Rs.

 1,409,131

        Rs.

 1,863,447

  US$

42,720

See accompanying notes to the consolidated financial statements.

ICICI Bank Limited and Subsidiaries

Consolidated statements of operations

In millions, except share data

     Convenience
translation
into US$,
Year ended
March 31,
2005

     Year ended March
31

2003

2004

2005

Interest and dividend income

Interest and fees on loans

Rs.

75,080

        Rs.

 69,221

        Rs.

 70,968

US$

1,627

Interest and dividends on securities

17,022

15,695

15,733

361

Interest and dividends on trading assets

2,754

3,232

1,946

45

Interest on balances and deposits with banks

1,151

1,148

1,512

35

Other interest income

2,096

1,823

2,101

48

Total interest and dividend income

98,103

91,119

92,260

2,116

Interest expense

Interest on deposits

26,033

30,680

33,105

759

Interest on long-term debt

48,163

38,412

31,310

718

Interest on short-term borrowings

3,829

1,374

2,037

47

Interest on trading liabilities

3,114

1,815

1,747

40

Other interest expense

2,069

94

210

5

Total interest expense

83,208

72,375

68,409

1,569

Net interest income

14,895

18,744

23,851

547

Provision for loan losses

19,649

20,055

14,677

336

Net interest income/ (loss) after provision for

  loan losses

(4,754
)

(1,311
)

9,174

211

Non-interest income

Fees, commission and brokerage

5,397

8,988

15,660

359

Net gain on trading activities

3,075

4,433

286

7

Net gain/(loss) on venture capital investments

(1,278
)

357

62

1

Net gain on other securities

956

12,443

5,863

134

Net gain on sale of loans and credit substitutes

3,120

4,687

5,414

124

Foreign exchange income

92

2,061

2,130

49

Software development and services

1,062

903

1,731

40

Gain on sale of property and equipment

16

345

33

1

Transaction processing services

696

1,756

3,219

74

Other non-interest income

117

705

247

6

Total non-interest income

13,253

36,678

34,645

795

Non-interest expense

Salaries and employee benefits

5,383

9,976

11,292

259

General and administrative expenses

12,581

16,440

21,193

486

Amortization of intangible assets

645

685

604

14

Total non-interest expense

18,609

27,101

33,089

759

Income/(loss) before equity in loss of

  affiliates, minority interest, income taxes

(10,110
)

8,266

10,730

247

Equity in loss of affiliates

(958
)

(1,437
)

(577
        )

(13
)

Minority interest

24

28

14

-

Income/(loss) before income taxes

(11,044
)

6,857

10,167

234

Income tax (expense)/benefit

3,061

(1,638
)

(1,637
        )

(38
)

Net income/(loss)

Rs.
(7,983
)
Rs.
5,219

        Rs.

 8,530

US$

196

ICICI Bank Limited and Subsidiaries

Consolidated statements of operations (Continued)

In millions, except share data

          Convenience
          translation
          into US$,
          Year ended
          March 31,
2005

          Year ended March
31

2003

2004

2005

Earnings per equity share: (Rs.)

Basic

        Rs.

(14.18
)
        Rs.

 8.50

        Rs.

11.72

US$

0.27

Diluted

(14.18
)

8.43

11.60

0.27

Weighted average number of equity shares

  used in computing earnings per equity share

(millions)

Basic

563

614

728

Diluted

563

619

734

See accompanying notes to the consolidated financial statements.

   ICICI Bank Limited and
Subsidiaries

Consolidated statements of stockholders’ equity and other comprehensive income

In millions, except share data

Common stock

Treasury stock

No. of shares (1)

Amount

No. of shares

Amount

  Additional
    paid-in
capital

Retained earnings

   Deferred
compensation

   Accumulated other
comprehensive
Income, net of tax

   Total
stockholders’
equity

Balance as of March 31, 2002
392,672,724

Rs.
3,922

-

-

Rs.
42,036

Rs.
26,229

Rs.
(7
)
Rs.
(832
)
Rs.
71,348

Common stock issued on reverse acquisition
118,962,731

1,190

-

-

10,838

-

-

-

12,028

  Fair value of stock options assumed
on reverse

acquisition
-

-

-

-

409

-

-

-

409

Treasury stock arising due to reverse acquisition
101,395,949

-

(101,395,949
)

(8,204
)

8,204

-

-

-

-

Sale of treasury stock
-

1,015

101,395,949

8,204

3,336

-

-

-

12,555

Common stock issued on exercise of stock options
3,000

-

-

-

-

-

-

-

-

  Increase in carrying value on direct
issuance of stock

by subsidiary
-

-

-

-

40

-

-

-

40

Amortization of compensation
-

-

-

-

-

-

7

-

7

Comprehensive income
-

-

-

-

-

-

-

-

-

Net income/ (loss)
-

-

-

-

-

(7,983
)

-

-

(7,983
)

    Net unrealized gain/(loss)
on securities,

          net
of realization (net of tax)
-

-

-

-

-

-

-

3,731

3,731

Translation adjustments (net of nil tax)
-

-

-

-

-

-

-

78

78

Comprehensive income/ (loss)

-

-

-

-

-

-

-

(4,174
)

Balance as of March 31, 2003
613,034,404

Rs.
6,127

Rs.
-

Rs.
-

Rs.
64,863

Rs.
18,246

Rs.
-

Rs.
2,977

Rs.
92,213

Common stock issued on exercise of stock options
3,370,604

34

-

-

478

-

-

-

512

Receipt of calls in arrears

3

-

-

-

-

-

3

Forfeiture of shares
(13,103
)

-

-

-

-

-

-

-

-

Amortization of compensation
-

-

-

-

-

-

-

-

-

Comprehensive income
-

-

-

-

-

-

-

-

-

Net income/(loss)
-

-

-

-

-

5,219

-

-

5,219

    Net unrealized gain/(loss) on
securities,

net of realization (net of tax)
-

-

-

-

-

-

-

1,858

1,858

Translation adjustments (net of nil tax)
-

-

-

-

-

-

-

(94
)

(94
)

Comprehensive income/ (loss)
-

-

-

-

-

-

-

-

6,983

Cash dividends declared (Rs.7.5 per common share)
-

-

-

-

-

(5,186
)

-

-

(5,186
)

Balance as of March 31, 2004
616,391,905

Rs.
6,164

Rs.
-

Rs.
-

Rs.
65,341

Rs.
18,279

Rs.
-

Rs.
4,741

Rs.
94,525

Common stock issued, net of issue expenses
115,920,758

1,159

-

-

30,771

-

-

-

31,930

Common stock issued on exercise of stock options
4,480,121

45

-

-

605

-

-

-

650

Compensation related to employee stock option plan
-

-

-

-

108

-

(108
)

-

-

Forfeiture of shares
(54,220
)

-

-

-

(7
)

-

-

-

(7
)

Amortization of compensation
-

-

-

-

-

-

48

-

48

Comprehensive income
-

-

-

-

-

-

-

-

-

Net income/(loss)
-

-

-

-

-

8,530

-

-

8,530

    Net unrealized gain/(loss)
on securities, net of

            realization
(net of tax)
-

-

-

-

-

-

-

(1,426
)

(1,426
)

Translation adjustments (net of nil tax)
-

-

-

-

-

-

-

(26
)

(26
)

Comprehensive income/ (loss)
-

-

-

-

-

-

-

-

7,078

Cash dividends declared (Rs.7.5 per common share)
-

-

-

-

(6,228
)

-

-

(6,228
)

Balance as of March 31, 2005
736,738,564

Rs.
7,368

Rs.
-

Rs.

Rs.
96,818

Rs.
20,581

Rs.
(60
)
Rs.
3,289

Rs.
127,996

Balance as of March 31, 2005 (US$)

169

-

-

2,220

472

(1
)

75

2,935

See accompanying notes to the consolidated financial statements.

1) Restated for reverse acquisition.

ICICI Bank Limited and Subsidiaries

Consolidated statements of cash flows

In millions, except share data

Year ended March 31,

2003

2004

2005

   Convenience
   translation
  into US$
  Year ended
   March 31,
2005

Operating activities

Net income/(loss)
        Rs.

 (7,983

)
        Rs.

5,219

        Rs.

 8,530

        US$

 196

Adjustments to reconcile net income to net cash (used

in)/provided by operating activities:

Provision for loan and other credit losses

19,649

20,055

14,677

336

Depreciation

2,438

2,791

3,560

82

Amortization of intangibles and deferred income

5,815

(1,902

)

(1,005

)

(23

)

Amortization of discounts and expenses on borrowings

607

856

272

6

Deferred income tax

(4,348
)

(2,046
)

(1,766
)

(40
)

Unrealized loss/(gain) on trading assets

(1,126
)

(835

)

1,840

42

Unrealized loss/(gain) on venture capital investments

1,278

(499

)

(62

)

(1
)

Other than temporary decline in value of other securities

2,098

944

663

15

Undistributed equity in (earning)/loss of affiliates

958

1,631

577

13

Minority interest.

(24
)

(28
)

(14

)

(Gain)/loss on sale of property and equipment, net

(16

)

(345

)

(33

)

(1

)

(Gain)/loss on sale of securities available for sale

(956

)

(12,443

)

(5,863

)

(134
)

Gain on sale of loans

(2,795
)

(4,687

)

(5,414

)

(124
)

Change in assets and liabilities

    Trading account assets .

29,944

(34,686

)

(2,223

)

(51

)

Interest and fees receivable

(2,990

)

5,943

(10,682
)

(245

)

    Other assets

(34,295

)

(18,535

)

(30,616

)

(702

)

    Trading account liabilities

(13,656

)

(7

)

(1,821

)

(42

)

    Taxes payable

5,830

3,300

(2,295
)

(53

)

Other liabilities

4,663

18,750

55,849

1,280

Net cash (used in)/provided by operating activities

5,091

(16,524)

24,174

554

Investing activities

Purchase of available for sale securities.

(717,765

)

(270,405

)

(329,174

)

(7,546

)

Purchase of venture capital investments

(1,268

)

(3,097

)

(3,399

)

(78

)

Purchase of non-readily marketable equity securities

(1,150

)

(561

)

(3,292
)

(75

)

Proceeds from sale of available for sale securities

684,769

255,316

261,110

5,986

Proceeds from sale of venture capital investments

207

2,157

4,671

107

Proceeds from sale of non-readily marketable equity securities

-

1,358

4,704

108

Origination of loans, net

(108,023

)

(237,709

)

(497,107

)

(11,396

)

Proceeds from sale of loans

51,780

128,269

218,566

5,011

Purchase of property and equipment

(6,943

)

(5,740
)

(6,664

)

(153

)

Proceeds from sale of property and equipment

504

1,305

265

6

Investments in affiliates

(1,691

)

(2,635
)

(1,684

)

(39

)

Payment for business acquisition, net of cash acquired

98,487

(1,322

)

(1,957

)

(45

)

Net cash (used in)/provided by investing activities

(1,093
)

(133,064
)

(353,961
)

(8,114)

ICICI Bank Limited and Subsidiaries

Consolidated statements of cash flows (Continued)

In millions, except share data

Year ended March 31,

2003

2004

2005

  Convenience
   translation
   into US$
   Year ended
  March 31,
2005

Financing activities

Increase in deposits, net
Rs.

 158,290

        Rs.

193,741

        Rs.

 331,636

US$

7,603

Proceeds/ repayment from short-term borrowings, net

(30,118

)

15,269

34,587

793

Proceeds from issuances of long-term debt

10,631

114,712

86,725

1,988

Repayment of long-term debt

(124,979

)

(142,931

)

(92,947

        )

(2,131

)

Proceeds from issuance of common stock

13,155

515

32,668

749

Cash dividends paid

-

(5,186
)

(6,228

        )

(143
)

Net cash provided by/(used in) financing activities

26,979

176,120

386,441

8,859

Net increase/(decrease) in cash and cash equivalents

30,977

26,532

56,654

1,299

Cash and cash equivalents at the beginning of the year

41,476

72,453

98,985

2,269

Cash and cash equivalents at the end of the year
Rs.

 72,453

        Rs.

 98,985

        Rs.

 155,639

US$

3,568

Supplementary information:

Cash paid for:

    Taxes

        Rs.

1,027

        Rs.

3,313

        Rs.

8,401

         US$

193

Non-cash items:

    Foreclosed assets

673

1,087

3,677

84

  Conversion of loan to equity shares

4,495

1,162

2,385

55

  Change in unrealized gain/(loss) on securities available

    for sale, net

3,731

1,858

(1,426

        )

(33
)

    Acquisitions

   Fair value of net assets acquired, excluding cash and

cash equivalents

(37,948

)

642

1,957

45

    Shares issued

118,965,731

-

-

-

    Treasury stock

8,204

-

-

-

See accompanying notes to the consolidated financial statements

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

Effective April 1, 2002, ICICI Bank (which for periods prior to April 1, 2002 is referred to as the ‘acquiree’) and ICICI Limited (ICICI) consummated a transaction whereby shareholders of ICICI were issued shares of the acquiree in the ratio of 1:2. The transaction has been treated as a reverse acquisition for financial reporting purposes with ICICI (the ‘acquirer’) as the accounting acquirer.

Principles of consolidation

The consolidated financial statements include the accounts of ICICI Bank and all of its subsidiaries. The Company consolidates subsidiaries in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. Entities where the Company holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence, other than investments of designated venture capital subsidiaries, are accounted for under the equity method, and the pro rata share of their income (loss) is included in income. Income from investments in less than 20%-owned companies is recognized when dividends are received. The Company consolidates entities deemed to be Variable Interest
Entities (VIEs) where the Company is determined to be the primary beneficiary under FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). All significant intercompany accounts and transactions are eliminated on consolidation.

Basis of preparation

The accounting and reporting policies of the Company used in the preparation of these consolidated financial statements reflect general industry practices and conform to generally accepted accounting principles in the
United States (US GAAP).

The preparation of consolidated financial statements in conformity with US GAAP requires that management make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported income and expense for the reporting period. The Company makes estimates for valuation of derivatives and securities, where no ready market exists, determining the level of allowance for loan losses and assessing recoverability of goodwill, intangible assets and deferred tax assets. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. The actual results could differ from these estimates.

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

Foreign currencies

The consolidated financial statements are reported in Indian rupees (Rs.), the national currency of India. The functional currency of each entity within the Company is determined based on the economic environment in which the entity operates.

The assets and liabilities of the Company’s foreign operations are translated into Indian rupees at current exchange rates, and revenues and expenses are translated at average exchange rates for the year. Resulting translation adjustments are reflected as a component of accumulated other comprehensive income.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Solely for the convenience of the readers, the financial statements as of and for the year ended March 31, 2005, have been translated into United States dollar at the noon buying rate in New York City on March 31, 2005, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve of New York of US$ 1 = Rs. 43.62. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other certain rate on March 31, 2005, or at any other certain date.

Revenue recognition

Interest income is accounted on an accrual basis except in respect of impaired loans, where it is recognized on a cash basis. Income under direct finance leasing arrangements are accrued in a manner to provide a fixed rate of return on outstanding investments. Customer payments under lease or hire purchase operations which do not meet the provisions for classification as direct finance leasing arrangements are accrued on a straight line basis over the contractual minimum lease payment period.

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

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

Securities and trading activities

The Company classifies investments in debt and readily marketable equity securities, other than investments held by certain venture capital subsidiaries, into two categories based upon management’s intention at the time of purchase: trading securities and securities available for sale. Realized gains and losses on the sale of securities available for sale are recorded at the time of sale. For computing realized gains and losses on securities, other than equity shares, the cost is ascertained using the first-in-first-out method. The realized gains and losses on equity shares are computed using the weighted average method.

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

Securities not classified as trading securities are classified as available for sale. These include securities used as part of the Company’s asset liability management strategy, which may be sold in response to changes in interest rates, prepayment risk, liquidity needs and similar factors. Securities available for sale are recorded at fair value with unrealized gains and losses recorded, net of tax, as a component of accumulated other comprehensive income.

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

The Company’s venture
     capital subsidiaries carry their investments at fair value, with changes in fair value recognized in gain/loss on venture capital investments. The fair values of publicly traded venture capital investments are generally based upon quoted market prices. In certain situations, including thinly traded securities, large-block holdings, restricted shares or other special situations, the quoted market price is adjusted to produce an estimate of the attainable fair value for the securities. For securities that are not publicly traded, fair value is determined in good faith pursuant to procedures established by the venture capital subsidiaries. In determining the fair value of these securities, consideration is given to the financial conditions, operating results and prospects of the underlying companies, and any other factors deemed relevant. Generally, these investments are carried at cost during the first year, unless a significant event occurs that affects the long-term value of the investment. Because of the inherent uncertainty of the valuations, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed.

Trading liabilities represent borrowings from banks in the inter-bank call money market, borrowings from banks and corporates in the course of trading operations and balances arising from repurchase transactions.

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

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

The Company identifies a commercial loan as impaired and places it on non-accrual status when it is probable that it will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. A commercial loan is also considered to be impaired and placed on a non-accrual basis if interest or principal is greater than 90 days overdue. Delays or shortfalls in loan payments are evaluated along with other factors to determine if a loan should be classified as impaired. The decision to classify a loan as impaired is also based on an evaluation of the borrower’s financial condition, collateral, liquidation value and other factors that affect the borrower’s ability to pay.

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

Allowance for loan losses

The allowance for loan losses represents management’s estimate of probable losses inherent in the portfolio. Larger balance, non-homogenous exposures representing significant individual credit exposures are evaluated based upon the borrower’s overall financial condition, resources and payment record and the realizable value of any collateral. Within the allowance of loan losses, a valuation allowance is maintained for larger-balance, non-homogenous loans that have been individually determined to be impaired. This estimate considers all available evidence including the present value of the expected future cash flows discounted at the loan’s contractual effective rate and the fair value of collateral. Allowances recognized by the Company on account of reductions of future interest rates as a part of troubled debt restructurings are accreted as a credit to the provision for loan losses over the tenor of the restructured loan.

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

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

The Retained interests in the securitization include subordinated interest-only strips and subordinated tranches. Retained beneficial interests in the loans and servicing rights are measured by allocating the carrying value of the loans between the assets sold and the retained interest, based on the relative fair value at the date of the securitization. The fair values are determined using either financial models, quoted market prices or sales of similar assets.

Loans held-for-sale

Loans originated for sale are classified as loans held-for-sale and are accounted for at the lower of cost or fair value. Such loans are reported as other assets. Market value of such loans are determined at rates applicable to similar loans.

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

Derivatives instruments and hedging activities

The Company may designate a derivative as either a hedge of the fair value of a recognized fixed rate asset or liability or an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of future cash flows of a floating rate asset or liability (cash flow hedge) or a foreign-currency fair value or cash flow hedge (foreign currency hedge). All derivatives are recorded as assets or liabilities on the balance sheet at their respective fair values with unrealized gains and losses recorded either in accumulated other comprehensive income or in the consolidated statement of operations, depending on the purpose for which the derivative is held. Derivatives that do not meet the criteria for designation as a hedge under Statement of Financial Accounting Standard No.133 “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133) at inception, or fail to meet the criteria thereafter, are accounted for in other assets with changes in fair value recorded in the consolidated statement of operations.

Changes in the fair value of a derivative that is designated and qualifies as a fair value hedge along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk, are recorded in the consolidated statement of operations as other non-interest income. To the extent of the effectiveness of a hedge, changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge, are recorded in accumulated other comprehensive income, net of tax. For all hedge relationships, ineffectiveness resulting from differences between the changes in fair value or cash flows of the hedged item and changes in the fair value of the derivative are recognized in the consolidated statement of operations as other non-interest income.

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

When a cash flow hedge is discontinued but the
               hedged cash flow or forecasted transaction is still expected to occur, gains and losses that were accumulated in other comprehensive income are amortized or accreted into the consolidated statement of operations. Gains and losses are recognized in the consolidated statement of operations immediately if the cash flow hedge was discontinued because a forecasted transaction becomes probable not to occur.

The Company may occasionally enter into a contract (host contract) that contains a derivative that is embedded in the financial instrument. If required, an embedded derivative is separated from the host contract and accounted for as a free standing derivative. The derivative may be designated as a hedging instrument subject to the requirements of SFAS No. 133. otherwise, the derivative is recorded as a freestanding derivative.

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

Guarantees and indemnifications

In November 2002, the FASB issued Financial Interpretation No. 45, ‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others’ (FIN 45), which requires that, for guarantees within the scope of FIN 45 issued or amended after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee be recognized. FIN 45 also requires additional disclosures in financial statements for periods ending after December 15, 2002. Accordingly, the required disclosures are included in Note 30 to the consolidated financial statements of the Company. The recognition and measurement provisions of FIN 45 were adopted effective January 1, 2003 and did not have a material impact on the consolidated financial statements of the Company.

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

Assets held for sale

Assets held for sale represent assets acquired through foreclosure of loans and are accounted for at the lower of cost or fair value.

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

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

Goodwill and intangible assets

The Company does not amortize goodwill but instead tests goodwill for impairment at least annually. The annual impairment test did not indicate an impairment loss for either of the years ended March 31, 2005 or March 31,
2004.

Intangible assets are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period.

The useful life of other intangible assets is as follow:

No. of years

Customer-related intangibles

3-10

Other intangibles

5

In October 2002, the FASB issued SFAS No. 147, Acquisitions of Certain Financial Institutions. SFAS No. 147 requires that business combinations involving financial institutions within its scope, be accounted for under SFAS
No. 141. Previously, generally accepted accounting principles for acquisitions of financial institutions provided for recognition of the excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset. Under SFAS No. 147, such excess is accounted for as goodwill. Adoption of SFAS No. 147 resulted in a reclassification of previously recorded unidentifiable intangible asset and deferred tax liability to goodwill with effect from April 1, 2001.

Liabilities and Equity

On July 1, 2003, the Company adopted SFAS No 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No.150 establishes standards for how an issuer measures certain financial instruments with characteristics of both liabilities and equity and classifies them in its statement of financial position. It requires that an issuer classify a financial instrument that is within scope as a liability (or an asset in some circumstances) when that financial instrument embodies an obligation of the issuer. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective July 1, 2003, and did not have any impact on the Company’s consolidated financial statements.

Income taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the amount for financial reporting and tax basis of assets and liabilities, using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period of enactment. Deferred tax assets are recognized subject to a valuation allowance based upon management’s judgment as to whether realization is considered more likely than not.

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

Issue of shares by subsidiary/affiliate

An issuance of shares by a subsidiary/affiliate to third parties reduces the proportionate ownership interest of the Company in the investee. A change in the carrying value of the investment in a subsidiary/affiliate due to such direct sale of unissued shares by the investee is accounted for as a capital transaction, and is recognized in stockholders’ equity when the transaction occurs.

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

Stock-based compensation

The Company uses the intrinsic value based method of Accounting Principle Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations including FASB Interpretation No. 44, Accounting for
Certain transactions involving Stock Compensation an interpretation of APB Opinion 25, issued in March 2000, to account for its employee stock-based compensation plans.  Compensation cost for fixed and variable stock based awards is measured by the excess, if any, of the fair market price of the underlying stock over the exercise price. Compensation cost for fixed awards is measured at the grant date, while compensation cost for variable awards is estimated until the number of shares an individual is entitled to receive and the exercise price are known (measurement date).

Recently, the FASB issued SFAS No. 123 (Revised 2004) ‘Share – Based Payment’ requiring companies to change their accounting policies to record the fair value of stock options issued to employees as an expense.  Currently, the Bank does not deduct the expense of stock option grant from its income statement based on the fair value method as the Bank has adopted pro-forma disclosure provisions of SFAS No. 123 ‘Accounting for Stock based
Compensation’. The Bank is required to adopt SFAS No. 123 (R) for period beginning after June 15, 2005. Had compensation cost been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company’s net income and earnings per share as reported would have changed to the amounts indicated below.

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

Year ended March 31,

2003

2004

2005

Net income/(loss) (in millions)

As reported
        Rs.

(7,983

).

        Rs

5,219

        Rs.

8,530

Add:

Stock based employee compensation expense included in

reported net income, net of tax effects

7

-

48

Less :

Stock based employee compensation expense determined

under fair value based method, net of tax effects

(358

)

(309

)

(478

)

Pro forma net income/ (loss)

(8,334
)

4,910

8,100

Earnings/ (loss) per share: Basic (in Rs. )

As reported

(14.18

)

8.50

11.72

Pro forma

(14.80

)

8.00

11.13

Earnings/ loss) per share: Diluted (in Rs. )

As reported

(14.18

)

8.43

11.60

Pro forma

(14.80

)

7.93

11.02

The fair value of the options is estimated on the date of the grant using the Black-Scholes options pricing model, with the following assumptions:

Year ended March 31,

2003

2004

2005

Dividend yield

1.7

%

4.1

%

2.7

%

Expected life

10 years

10 years

3-6 years

Risk free interest rate

8.9

%

5.1% - 5.9

%

4.6%-6.1

%

Volatility

54

%

40

%

39

%

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

Reclassifications

Certain other reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year. These changes had no impact on previously reported results of operations or stockholders’ equity.

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

2. Acquisitions

Reverse acquisition

Effective April 1, 2002, the acquiree and ICICI consummated a transaction whereby shareholders of the ICICI were issued shares of the acquiree in the ratio of 1:2. The transaction has been treated as a reverse acquisition, with the acquiree as the surviving legal entity but ICICI as the accounting acquirer.

On the acquisition date, ICICI held a 46% ownership interest in the acquiree. Accordingly, the acquisition of the balance 54% ownership interest has been accounted for as a step-acquisition The operations of the acquiree have been consolidated in these financial statements effective April 1, 2002.

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

The components of the purchase price and allocation are as follows:

(in millions)

Fair value of common stock issued on reverse acquisition

        Rs.

12,028

Direct acquisition costs

1,627

Fair value of stock options assumed on reverse acquisition

409

Total

        Rs.

14,064

The fair value of common stock issued on reverse acquisition was based on the average prices of the equity shares for the two trading days before and after October 25, 2002, the date, the terms of the acquisition were agreed to and announced.

Consequent to the acquisition, the 46% ownership interest held by the Company in the acquiree was recorded as treasury stock at its historical carrying value. In September 2002, the treasury stock was sold to institutional investors for Rs. 13,154 million. The difference between the sale proceeds and the carrying value, net of related tax effects of Rs. 599 million, was recognized in the statement of stockholder’s equity as a capital transaction.

Other acquisitions

During the year ended March 31, 2005, the Company recorded
a goodwill of Rs. 2,004 million (US$ 46 million) in relation to the acquisitions of business process outsourcing and research companies in India and United States for  an aggregate cash consideration of Rs. 2,140 million (US$ 49 million). The revenue and total assets of the acquired companies are immaterial to the consolidated results of operations and financial position of the Company. The Company has also  entered into a contract with some of these companies acquired to pay additional amounts if, certain criteria are met. Further in one of the acquisitions, the
Company has the option to acquire a majority stake in property companies owned by the  sellers.

During the year ended March 31, 2004, the Company recorded goodwill of Rs. 616 million in relation to acquisitions of certain finance and service companies for an aggregate cash consideration of Rs. 757 million. The revenues and total assets of the acquired companies are immaterial to the consolidated results of operations and financial position of the Company.

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

During the year ended March 31, 2003, the Company acquired certain software development and services companies in India and the United States for an aggregate cash consideration of Rs. 959 million. The transactions were accounted for under the purchase method of accounting and resulted in goodwill of Rs. 617 million.

Pro forma information

Pro forma results of the operations for the years ended March 31, 2004 and 2005 as if the acquisitions had been made at the beginning of the periods is given below. The pro forma results include estimates and assumptions which management believes are reasonable. However, these do not reflect any benefits from economies or synergies, which might be achieved from combining the operations. The pro forma consolidated results of operations include adjustments to give effect to amortization of acquired intangible assets other than goodwill. The pro forma information is not necessarily indicative of the operating results that would have occurred had the purchase been made at the beginning of the periods presented.

Year ended March 31,

2004

2005

Revenues (in millions)
        Rs.

 128,508

        Rs

127,620

Net income/(loss) (in millions)

5,292

8,532

EPS (Basic) (in Rs.)

8.62

11.72

3. Cash and cash equivalents

Cash and cash equivalents as of March 31, 2005, includes deposits with the Reserve Bank of India of Rs. 57,966 million (2004: Rs. 49,633 million) including Rs. 57,966 million (2004: Rs. 46,016 million) in accordance with the guidelines governing minimum cash reserve requirements and interest-bearing deposits with other banks of Rs. 51,105 million (2004: Rs. 28,404 million). The balances maintained with the Reserve Bank of India towards cash reserve requirements are subject to withdrawal and usage restrictions.

4. Trading assets

A listing of the trading assets is set out below.

As of March 31

2004

2005

(in millions)

Government of India securities

Rs.

30,374

Rs.

6,934

Securities purchased under agreements to resell

34,974

24,000

Corporate debt securities

6,403

3,202

Equity securities

1,018

3,222

Mutual fund units

-

37,383

Fair value of derivative and foreign exchange contracts

2,386

797

Total

        Rs.

75,155

Rs.

75,538

As of March 31, 2005, trading assets include Government of India (GOI) securities amounting to Rs. 144 million (2004: Rs. 768 million), which are held as and towards repurchase transactions undertaken and telegraphic transfer drawing arrangements.

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

5. Securities

The portfolio of securities is set out below.

As of March 31, 2004

As of March 31, 2005

   Amortized
cost

   Gross
unrealized
gain

   Gross
unrealized
loss

    Fair
value

   Amortized
cost

   Gross
unrealized
gain

   Gross
    unrealized
loss

   Fair
value

Available for sale

(in millions)

Corporate debt securities
Rs.
18,791

Rs.
183

Rs.
(154
)
Rs.

 18,820

Rs.

 25,714

        Rs.

65

        Rs.

(159

)
        Rs.

 25,620

Other government securities

256,284

4,488

(192
)

260,580

335,991

2,700

(4,694

)

333,997

Total debt securities

275,075

4,671

(346

)

279,400

361,705

2,765

(4,853

)

359,617

Equity securities

15,475

2,072

(342

)

17,205

5,809

4,566

(174

)

10,201

Total securities available for sale
        Rs.

290,550

        Rs.

 6,743

        Rs.

 (688

)
Rs.

296,605

Rs.

 367,514

Rs.

7,331

        Rs.

 (5,027

)
        Rs.

369,818

 Non-readily marketable equity securities (1)

        Rs.

 8,621

Rs.

 7,209

 Venture capital investments (2)

        Rs.

 5,142

Rs. 3,932

1)

Primarily represents securities acquired as a part of project financing activities or conversion of loans in debt restructurings.

2)

Represents venture capital investments held by venture capital subsidiaries of the Company.

During the year ended March 31, 2005, as part of its ongoing evaluation of its securities portfolio, the Company recorded an impairment charge of Rs. 663 million (2004: Rs. 944 million, 2003: Rs. 2,098 million) for other than temporary decline in value of available for sale and non-readily marketable equity securities.

Privately placed corporate debt securities reported as loans (credit substitutes)

The portfolio of credit substitutes is set out below.

As of March 31, 2004

As of March 31, 2005

  Amortized
cost

  Gross
    unrealized
gain

   Gross
    unrealized
loss

Fair value

   Amortized
cost

  Gross
    unrealized
gain

   Gross
    unrealized
loss

   Fair
value

(in millions)

Available for sale
        Rs.

49,103

        Rs.

1,330

        Rs.

(364
)
        Rs.

50,069

Rs.

30,733.

         Rs

744

        Rs.

(209
)
Rs.

31,268

Other than temporary impairment

The Company has determined that the unrealized losses on the Company’s investments in equity and debt securities are temporary in nature. The Company conducts a review each year to identify and evaluate investments that have indications of possible impairment. An investment in an equity or debt security is impaired if its fair value falls below its cost and the decline is considered other than temporary. Factors considered in determining whether a loss is temporary include length of time and extent to which fair value has been below cost; the financial condition and near term prospects of the issuer, and the Company’s ability and intent to hold the investment for a period sufficient to allow for any anticipated recovery. The Company’s review of impairment generally entails:

•
identification and evaluation of investments that have indications of possible impairment;

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

analysis of individual investments that have fair values less than 75% of amortized cost, including consideration of the length of time the investment has been in an unrealized loss position;

discussion of evidential matter, including an evaluation
of factors or triggers that would or could cause
individual investments to qualify as having other-than temporary impairment and those that would not support other-than temporary
impairment; and

documentation of the results of these analyses, as required under business policies.

The fair value of the investment in equity and debt securities in an unrealized loss position as of March 31, 2005 is set out below.

Less than 12 months

12 months or longer

Total

Description of Securities

     Fair
Value

     Unrealized
Losses

     Fair
Value

     Unrealized
Losses

     Fair
Value

     Unrealized
Losses

(in millions)

          Corporate debt securities

        Rs.

          7606

Rs.

          111

Rs.

          598

Rs.

          48

Rs.

          8,204

Rs.

          159

          Government securities

          110,505

          4,649

          274

          45

          110, 780

          4,694

          Credit substitutes

          3,886

          64

          437

          143

          4,323

          209

          Equity Securities

          51

          174

          -

          -

          51

          174

          Total

        Rs.

          122,048

Rs.

          4,998

Rs.

          1,309

Rs.

          236

Rs.

          123,358

Rs.

          5,236

Income from securities available for sale

A listing of income from securities available for sale is set out below.

     Year ended March 31,

2003

2004

2005

(in millions)

Interest

Rs.

16,633

Rs.

15,264

Rs.

15,248

Dividends

389

431

485

Total

Rs.

17,022

Rs.

15,695

Rs.

15,733

Gross realized gain

Rs.

6,845

Rs.

16,211

Rs.

7,897

Gross realized loss

(5,022
        )

(2,467
        )

(1,309
)

Total

Rs.

1,823

Rs.

13,744

Rs.

6,588

Income from credit substitutes available for sale

A listing of income from credit substitutes available for sale is set out below.

     Year ended March
31,

2004

2005

(in million)

Interest

Rs.

6,003

Rs.

2,820

Dividends

45

159

Total

Rs.

6,048

Rs.

2,979

Gross realized gain

Rs.

733

Rs.

627

Gross realized loss

(108
        )

(64
)

Total

Rs.

625

Rs.

563

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

Maturity profile of debt securities

A listing of each category of available for sale debt securities as of March 31, 2005, by maturity is set out below.

     Available for
sale

Amortized cost

Fair value

(in millions)

Corporate debt securities

Less than one year

Rs.

5,033

Rs.

5,041

One to five years

14,620

14,624

Five to ten years

5,672

5,551

Greater than ten years

389

404

Total corporate debt securities

Rs.

25,714

Rs.

25,620

GOI securities

Less than one year

Rs.

57,949

Rs.

57,918

One to five years

138,687

138,084

Five to ten years

84,739

83,265

Greater than ten years

54,616

54,730

Total GOI securities

Rs.

335,991

Rs.

333,997

Total debt securities

Rs.

361,705

Rs.

359,617

Credit substitutes

Less than one year

Rs.

6,232

Rs.

6,256

One to five years

14,462

14,589

Five to ten years

5,818

6,229

Greater than ten years

4,221

4,194

Total credit substitutes

Rs.

30,733

Rs.

31,268

6. Repurchase transactions

The Company has undertaken repurchase and reverse repurchase transactions in GOI securities. The average level of repurchase transactions outstanding during the year ended March 31, 2005, was Rs. 11,773 million (2004: Rs.
7,551 million). The average level of reverse repurchase transactions outstanding during the year ended March 31, 2005, was Rs. 14,316 million (2004: Rs. 1,010 million). As of March 31, 2005, outstanding repurchase and reverse repurchase transactions were Rs. 13,076 (2004: Nil) and Rs. 24,000 million (2004: Rs. 34,974 million) respectively.

7. Investments in affiliates

Insurance companies

The Company accounts for its 74% ownership interest in ICICI Prudential Life Insurance Limited (‘ICICI Prulife’) and ICICI Lombard General Insurance Company Limited (‘ICICI Lombard’) by the equity method of accounting because of substantive participative rights held by the minority shareholders.

The carrying value of the investment in these companies as of March 31, 2005, was Rs. 4,294 million (2004: Rs. 3,165 million). The Company’s equity in the loss of these affiliates for the year ended March 31, 2005 was
Rs. 645 million (2004: Rs. 1,561 million, 2003: Rs. 971 million).

The summarized balance-sheets and statements of operations of these entities as of and for the year ended March 31, 2005 is set out below.

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

Balance sheet

As of March 31,

2004

2005

     ICICI
Prulife

     ICICI
Lombard

     ICICI
Prulife

     ICICI
Lombard

(Rs. millions)

          Cash and cash equivalents

          Rs.

          318

Rs.
629

          Rs.

          2,033

          Rs.

          500

          Securities

          8,186

          3,366

          11,026

          4,703

Assets held to cover linked liabilities

          8,650

          -

          26,541

          -

          Other assets

          2,597

          1,639

          5,852

          2,975

          Total assets

          Rs.

          19,751

          Rs.

          5,634

          Rs.

          45,452

          Rs.

          8,178

Provision for linked liabilities

          Rs. 8,650

          Rs.

          -

          Rs.

          26,541

          Rs.

          -

          Other liabilities

          8,827

          3,516

          15,477

          5,811

          Stockholders’ equity

          2,274

          2,118

          3,434

          2,367

          Total liabilities and stockholders’ equity

          Rs.

          19,751

          Rs.

          5,634

          Rs.

          45,452

          Rs.

          8,178

          Statement
of income

          As of March
31,

2004

2005

          ICICI
Prulife

          ICICI
Lombard

          ICICI
Prulife

          ICICI
Lombard

(in millions)

          Interest income

          Rs.

          630

          Rs.

          184

          Rs.

          661

          Rs.

          218

Interest expense

-

-

-

-

          Net interest income

          630

          184

          661

          218

          Insurance premium

          3,516

          790

          5,744

          2,154

          Other Non-interest income

          491

          754

          245

          929

          Non-interest expense

(6,764
        )

(1,622
        )

(7,483
        )

(2,827
)

          Income tax (expense)/ benefit

(97
        )

(9
        )

(477
        )

(37
)

Net income/(loss)

          Rs.

(2,224
        )

          Rs.

          97

          Rs.

(1,310
)
Rs.

          437

Others

The other affiliates of the Company are Prudential ICICI Asset Management Company Limited (Pru-ICICI), Prudential ICICI Trust Limited (Pru-Trust), TCW/ICICI Investment Partners LLC (TCW) and Semantik Solutions Gmbh,
Germany. The carrying value of the investment in such affiliates as of March 31, 2005, was Rs. 431 million (2004: Rs. 454 million). The Company’s equity in the income of such affiliates for the year ended March 31, 2004, was Rs.70 million
(2004: Rs. 123 million, 2003: Rs. 13 million).

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

8. Loans

A listing of loans by category is set out below.

As of March 31,

2004

2005

(in millions)

Project and corporate finance(1)(2)

          Rs.

          319,646

          Rs.

          329,169

          Working capital finance (including working capital term loans)

          80,505

          135,573

          Lease financing

          26,165

          18,400

          Consumer loans and credit card receivables

          309,006

          526,515

          Other

          70,059

          68,660

          Gross loans

          Rs.

          805,381

          Rs.

          1,078,317

          Unearned income

(7,482
        )

          68

          Security deposits

(2,612
        )

(2,627
)

          Loans, net of unearned income and security deposits

          Rs.

          795,287

          Rs.

          1,075,758

          Allowances for loan losses

(66,767
        )

(75,900
)

          Loans, net

          Rs.

          728,520

          Rs.

          999,858

1)

Non-readily marketable
privately placed debt instruments are classified as loans to reflect the substance of such transactions as substitutes for direct lending (credit substitutes).

2)

Includes Rs. 31,268 million (2004: Rs. 50,069 million)
of credit substitutes classified as loans.

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

 Lease financing

Contractual maturities of the Company’s investment in lease financing and its components, which are included in loans are set out below.

     As of March 31,
2005

(in millions)

     Gross finance receivables
for the year ending March 31,

2006

Rs.

8,558

2007

1,810

2008

2,530

2009

2,292

2010

1,846

Thereafter

1,364

Rs.

18,400

Unearned income

(2,420
)

Security deposits

(2,627
)

Investment in lease financing

Rs.

13,353

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

Maturity profile of loans

A maturity profile of gross loans, other than investment in lease financing is set out below.

As of March 31,

2004

2005

(in millions)

Less than one year

Rs.

186,326

Rs.

280,702

One to five years

365,924

442,789

Greater than five years

226,966

336,426

Total

Rs.

779,216

Rs.

1,059,917

Interest and fees on loans

A listing of interest and fees on loans (net of unearned income) is set out below.

As of March 31,

2003

2004

2005

(in millions)

Project and corporate finance

        Rs.

 45,307

Rs.

31,242

Rs.

23,723

Working capital finance (including working capital term loans)

8,241

6,760

7,234

Lease financing

2,484

1,438

1,221

Consumer loans and credit card receivables

15,372

26,097

36,551

Other

3,676

3,684

2,239

Total

        Rs.

 75,080

Rs.

69,221

Rs.

70,968

Restructured loans

The Company classifies a loan as a restructured loan where it has made concessionary modifications that it would not otherwise consider, to the contractual terms of a loan to a borrower experiencing financial difficulties.
As of March 31, 2005, the Company had committed to lend Rs. 2,892 million (2004: Rs. 13,684 million), to borrowers who are parties to troubled debt restructurings.

Impaired loans, including restructured loans

A listing of restructured loans is set out below.

As of March 31,

2004

2005

(in millions)

Project and corporate finance

Rs.

149,724

Rs.

140,866

Working capital finance (including working capital term loans)

11,525

8,393

Other

1,149

259

Restructured loans

Rs.

162,398

Rs.

149,518

Allowance for loan losses

(40,981
        )

(53,929
)

Restructured loans, net

Rs.

121,417

Rs.

95,589

Restructured loans:

  With a valuation allowance

Rs.

162,398

Rs.

149,518

  Without a valuation allowance

-

-

Restructured loans

Rs.

162,398

Rs.

149,518

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

A listing of other impaired loans is set out below.

          As of March
31,

2004

2005

(in millions)

Project and corporate finance

Rs.

42,842

Rs.

21,959

Working capital finance (including working capital term loans)

2,978

1,868

Lease financing

746

446

Consumer loans and credit card receivables

3,672

5,440

Other impaired loans

Rs.

50,238

Rs.

29,713

Allowance for loan losses

(21,474
        )

(15,517
)

Other impaired loans, net

Rs.

28,764

Rs.

14,196

Other impaired loans:

  With a valuation allowance

Rs.

50,238

Rs.

29,713

  Without a valuation allowance

-

-

Other impaired loans

Rs.

50,238

Rs.

29,713

During the year ended March 31, 2005, interest income of Rs. 6,398 million (2004: Rs. 9,072 million, 2003: Rs. 2,358 million) was recognized on impaired loans on a cash basis. Gross impaired loans (including restructured loans) averaged Rs. 195,934 million during the year ended March 31, 2005 (2004: Rs. 221,592 million).

Concentration of credit risk

Concentration of credit risk exists when changes in economic, industry or geographic factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to Company’s total credit exposure. The Company’s portfolio of financial instruments is broadly diversified along industry, product and geographic lines primarily within India.

The Company’s 20 largest borrowers, based on gross
outstanding balances, totaled approximately Rs. 147,597 million as of March 31,
2005 (2004: Rs. 149,620 million), which represented 13.7% (2004: 18.6%) of the gross  loans outstanding. The single largest borrower as of March 31, 2005 was
Rs. 23,636 million (2004: Rs. 17,448 million) which represented 2.2% (2004: 2.2%)
of the gross loans outstanding. The largest group of companies under the same management  control accounted for approximately 3.5% (2004: 4.5%) of our total gross loans outstanding.

9. Allowance for loan losses

Changes in the allowance for loan losses

Movements in the allowance for loan losses are set out below.

          Year ended March
31,

2003

2004

2005

(in millions)

Allowance for loan losses at the beginning of the year

Rs.

36,647

Rs.

54,219

Rs.

66,767

Effect of reverse acquisition on allowance for loan losses

1,297

-

-

Provisions for loan losses, net of releases of provisions as a result of cash collections

19,649

20,055

14,677

Rs.

57,593

Rs.

74,274

Rs.

81,444

Loans charged-off

(3,374
        )

(7,507
        )

(5,544
)

Allowance for loan losses at the end of the year

Rs.

54,219

Rs.

66,767

Rs.

75,900

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

10. Securitization activity

The Company primarily securitizes commercial loans through ‘pass-through’ securitizations. After the securitization, the Company generally continues to maintain customer account relationships and services loans transferred to the securitization trust. The securitizations are either with or without recourse. In a few cases, the Company may enter into derivative transactions such as written put options and interest rate swaps with the transferees.

During the year ended March 31, 2005, the Company securitized loans and credit substitutes with a carrying value of Rs. 217,430 million (2004: Rs. 128,269 million), which resulted in gains of Rs. 5,067 million (2004: Rs.
4,248 million, 2003: Rs. 2,070 million). The gains are reported as a component of gain on sale of loans and credit substitutes.

As discussed above, the Company has written put options, which require the Company to purchase, upon request of the holders, securities issued in certain securitization transactions. The put options seek to provide liquidity to holders of such instruments. If exercised, the Company will be obligated to purchase the securities at the predetermined exercise price.

As of March 31, 2005, the Company sold loans and
          credit substitutes with an aggregate put option exercise price of Rs.
          57,208 million (2004: Rs. 38,267 million). Subsequent to their initial issuance, such options are recorded at fair values with changes reported in the consolidated statement of operations.

The following table summarizes certain cash flows received from and paid to securitization trusts during the year ended March 31, 2005:

Auto loans

    Personal
loans

     Two wheeler
loans

    Mortgage
loans

    Corporate
loans

Others

(in millions)

Principal securitized

        Rs.

 75,764

Rs.

16,478

Rs.

 7,920

Rs.

70,487

Rs.

42,937

Rs.

3,370

Pre-tax gains

1,576

1,051

322

713

1,188

217

Proceeds from

    securitization

75,764

16,478

7,920

70,487

44,337

3,580

Servicing fees received

-

-

-

-

-

-

Cash flows received on

    retained interests and

    other cash flows

2,021

1,066

322

2,945

-

-

Closing balance of

    retained interest on

    March 31, 2005

4,501

3,183

918

6,442

-

-

Cash collateral not

    included above

3,689

1,259

474

1,813

95

-

Auto loans, personal loans, two wheeler loans and mortgage loans form part of consumer loans.

Key assumptions during the year ended March 31, 2005 in measuring the fair value of retained interests at the date of sale or securitization

Auto loans

Personal loans

Two wheeler loans

Mortgage loans

Discount rate

8.35% - 16.22%

19.03% - 24.07%

18.19% - 20.77%

7.98% - 9.53%

Constant prepayment rate (per annum)

3.96% - 39%

12% - 51%

12.00%

6.00% - 10.00%

Anticipated net credit losses (per annum)

0.55% - 3.50%

3.00%

2.00%

0.25% - 0.30%

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

At March 31, 2005, the sensitivity of the fair value to adverse changes of 10% and 20% in each of the key assumptions were as follows:

( in millions)

Carrying value of retained interests

Rs. 17,713

Discount Rate

10%

(230
)

20%

(446
)

Constant prepayment rate (per annum)

10%

(214
)

20%

(415
)

Anticipated net credit losses (per annum)

10%

(192
)

20%

(382
)

As at March 31, 2005 Bank has a outstanding servicing asset of Rs. 81 million and servicing liability of Rs. 200 million. The following table summarises the movement in servicing asset and servicing liability

     Servicing
asset

     Servicing
liability

(in millions)

Balance as on March 31, 2004

Rs.

8

Rs.

149

Additions during the year

146

193

Amortisation during the year

(73
        )

(142
)

Balance as on March 31, 2005

Rs.

81

Rs.

200

11. Variable Interest Entities

During the year, the Company transferred certain impaired loans to borrower specific funds/trusts managed by an asset reconstruction company. The trusts/funds (which are separate legal entities) issued Security Receipts
(‘SRs’) to the Company and other transferors as consideration for the transaction. The trusts/funds have been set up by the asset reconstruction company under a recently enacted debt recovery legislation in India and aim to improve the recoveries of banks from impaired assets by aggregating lender interests and speeding up enforcement of security interest by lenders. Certain transfers involving 113 loans (2004: 33 loans) amounting to Rs. 17.36 billion (2004: Rs. 7.13 billion), did not qualify for sale accounting under SFAS No. 140 and continue to be reflected as loans on the balance sheet of the Company. Other transfers qualified for sale accounting but were impacted by FIN 46/ FIN 46R.

The funds/trusts to which these loans have been transferred are VIEs within the definition contained in FIN 46. The Company is the ‘Primary Beneficiary’ of 10 trusts/funds and accordingly has consolidated these entities at March 31, 2005. These trusts relate to the transfers of 10 loans (2004: 9 loans) amounting to Rs. 7.30 billion (2004: Rs. 3.90 billion) and the total assets of these trusts amount to Rs. 9.29 billion (2004: Rs. 4.89 billion).

11 trusts/ funds (2004: 10 trusts/funds) with total assets of Rs. 2.95 billion (2004: Rs. 2.93 billion) are VIEs but the Company is not deemed to be the Primary Beneficiary. The Company has transferred loan amounting to Rs.
0.81 billion (2004: Rs. 0.81 billion) to these entities. Accordingly, the Company has not consolidated these VIEs at March 31, 2005. The Company accounts for the SRs relating to this category of transfers as AFS securities but classifies them as loans.

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

The Company’s venture capital business is involved with entities that may be deemed VIEs. The FASB permitted non-registered investment companies to defer consolidation of VIEs with which they are involved until the proposed Statement of Position on the clarification of the scope of the Investment Company Audit Guide is finalized, which is expected in 2005. Following issuance of the Statement of Position, the FASB will consider further modification to FIN 46R to provide an exception for companies that qualify to apply the revised Audit Guide. The Company applied this deferral provision and did not consolidate Rs. 2.29 billion (2004: Rs. 0.96 billion) of additional assets in potential VIEs with which the
Company is involved as of March 31, 2005.  Following issuance of the revised Audit Guide and further modification, if any, to FIN 46R, the Company will assess the effect of such guidance on its venture capital business.

12. Derivative instruments and hedging activities

The Company manages its exposures to market rate movements by modifying its mix of assets and liabilities, either directly or through the use of derivative financial products including interest rate swaps, cross currency swaps, foreign currency options, and forward exchange contracts.

All such freestanding derivatives, whether held for trading or non-trading purposes, are carried at their fair value as either assets or liabilities and related gains and losses for derivatives which are not designated as hedging instrument in a qualifying hedging relationship are included in other non-interest income.

Fair values for derivatives are based on market prices, which take into account current market and contractual prices of the underlying instrument as well as time value underlying the positions.

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

The table below summarizes certain information relating to the Company’s hedging activities:

As of March 31,

2004

2005

(in millions)

Fair value of derivatives designated as fair value hedges

        Rs.

1,084

Rs.

802

Hedge ineffectiveness recognized in earnings

248

40

On March 31, 2005, the Company designated certain interest rate swaps as fair value hedges of securities and certain long term liabilities. As the hedges were designated on March 31, 2005, no ineffectiveness was required to be recorded in the earnings for the current fiscal.

ICICI Bank Limited and Subsidiaries

 Notes to the consolidated financial statements (Continued)

13. Property and equipment

A listing of property and equipment by asset category is set out below.

          As of March
31,

2004

2005

(in millions)

Land

Rs.

1,526

Rs.

1,648

Buildings

12,313

14,555

Equipment and furniture

7,081

11,200

Capital work-in-progress

988

1,237

Others

9,318

9,901

Gross value of property and equipment

31,226

38,541

Accumulated depreciation

(8,043
        )

(12,486
)

Property and equipment, net

Rs.

23,183

Rs.

26,055

As of March 31, 2005, land and buildings include certain assets of Rs. 398 million (2004: Rs. 570 million), which have not yet been registered in the Company’s name pending regulatory transfer approvals.

14. Assets held for sale

As of March 31, 2005, assets held for sale represent certain assets of Rs.3,741 million (2004: Rs. 4,829 million) acquired through foreclosure of loans.

15. Goodwill
     and intangible assets, net

A listing of goodwill and intangible assets by category
is set out below.

          As of March
31,

2004

2005

(in millions)

Goodwill

Rs.

5,403

Rs.

7,407

Customer-related intangibles

Rs.

5,701

Rs.

5,991

Accumulated amortization

(1,245
        )

(1,835
)

Customer related intangibles, net

Rs.

4,456

Rs.

4,156

Other intangibles

Rs.

76

Rs.

76

Accumulated amortization

(19
        )

(33
)

Other intangibles, net

Rs.

57

Rs.

43

Goodwill and intangible assets, net

Rs.

9,916

Rs.

11,606

The following table presents the changes in goodwill during the year ended March 31, 2005.

(in millions)

Balance as of March 31, 2004

Rs.

5,403

Goodwill relating to acquisitions consummated during the period

2,004

Balance as of March 31, 2005

Rs.

7,407

The purchase consideration relating to acquisitions consummated during the year has been preliminary allocated to the assets and liabilities assumed as of the date of acquisition based on managements estimates. Finalization of the purchase price allocation, which is expected  to be completed within six months from the date of the acquisition, may result in certain adjustments to the purchase price allocation.

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

No goodwill impairment loss has been recorded during the years ended March 31, 2003, March 31, 2004 and March 31, 2005.

Goodwill as of March 31, 2005 has been allocated to the following reporting units:

Reporting Unit

(in millions)

Commercial banking

Rs.

2,275

3i Infotech

1,895

ICICI OneSource

3,237

Total

        Rs.

7,407

Amortization of intangible assets

The estimated amortization schedule for intangible assets, on a straight line basis, for the next five years is set out below.

Year ended March 31

(in millions)

2006

        Rs.

687

2007

678

2008

597

2009

547

2010

547

Thereafter

1,143

Total

        Rs.

4,199

16. Other assets

Other assets consist of the following:

As of March 31,

2004

2005

(in millions)

       Debtors

        Rs.

13,263

        Rs.

 20,506

       Staff advances

3,766

4,591

       Advance taxes

33,512

38,625

       Security deposits

8,485

15,226

       Advance for purchases of securities

8,191

262

       Prepaid expenses

596

881

       Others (1)

7,135

21,797

Total

        Rs.

74,948

        Rs.

 101,888

1) Others include loans held for sale of Rs. 12,421 million (2004: Rs. 2,260 million).

17. Deposits

Deposits include demand deposits, which are non-interest-bearing, and savings and time deposits, which are interest bearing. A listing of deposits is set out below.

As of March 31,

2004

2005

( in millions)

Interest bearing

Savings deposits

        Rs.

 86,403

Rs.

117,261

Time deposits

524,775

772,365

Total interest-bearing deposits

        Rs.

 611,178

Rs.

889,626

Non-interest bearing

Demand deposits

        Rs.

 73,777

Rs.

126,908

Total

        Rs.

 684,955

Rs.

1,016,534

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

Contractual maturities of time deposits as of March 31, 2005 are set out below.

( in millions)

       Deposits maturing during the year ending March 31,

       2006

        Rs.

 664,846

       2007

44,605

       2008

36,603

       2009

11,625

       2010

4,858

       Thereafter

9,828

       Total deposits

        Rs.

772,365

As of March 31, 2005, the aggregate of time deposits with individual balances greater than Rs. 5 million was Rs. 595,735 million (2004: Rs. 359,770 million).

18. Short-term borrowings

Short-term borrowings represent non-trading borrowings
with an original maturity of one year or less.

19. Long-term debt and redeemable preferred stock

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

A listing of long-term debt as of March 31, 2005, by maturity and interest rate profile is set out below.

         Fixed-rate
Obligations

        Floating-rate
obligations

      Total

      (in millions)

Long-term debt maturing during the year ending March 31,

2006

        Rs.

83,045

        Rs.

 5,844

Rs.

88,889

2007

59,283

6,588

65,871

2008

43,112

9,234

52,346

2009

36,603

1,831

38,434

2010

44,340

4,889

49,229

Thereafter

60,408

12,975

73,383

Total

Rs.
326,791

        Rs.

 41,361

Rs.

368,152

Less: Unamortized debt issue cost

653

Total

Rs.

367,499

All long-term debt is unsecured. Debt aggregating Rs. 32,864 million (2004: Rs. 32,209 million) is guaranteed by the Government of India (GOI).

Long-term debt is denominated in various currencies. As of March 31, 2005, long-term debt comprises Indian rupee debt of Rs. 284,979 million (2004: Rs. 314,825 million) and foreign currency debt of Rs. 82,520 million (2004:
Rs. 58,624 million).

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

Indian rupee debt

A listing of major category of Indian rupee debt is set out below.

As of March 31,

2004

2005

Category

Amount

   Weighted
average
interest
rate

Range

   Average
residual
maturity

Amount

  Weighted
  average
  interest
rate

Range

  Average
  residual
maturity

(In millions)

Bonds issued to

institutional/individual

        investors(1)

        Rs.

 246,463

10.35

%

3.57-16.4
%

3.20

        Rs.

 196,345

9.90

%

4.56 - 25.29

        %

3.24

Bonds eligible for

  statutory reserve

        requirements(2)

14,815

11.60

%

11.5-12.00

%

6.21

14,815

11.60

%

11.5 - 12
%

5.21

       Borrowings from GOI(3)

5,338

9.88

%

0-13.00

%

2.92

4,230

10.24

%

0 - 13

%

2.58

Refinance from

  financial institutions

48,209

6.69

%

5.5-17.00

%

2.42

69,589

6.57

%

5.5 - 12

%

2.97

Total

        Rs.

 314,825

9.95

%

3.3 years

        Rs.

 284,979

8.87

%

3.27

1)

Includes application money received on bonds outstanding at the end of the year.

2)

Banks in India are required to mandatorily maintain a specified percentage of certain liabilities as cash or in approved securities. These bonds issued by the Company are approved securities under the rules.

3)

Includes interest-free borrowing from the GOI aggregating Rs. 398 million (2004: Rs. 343 million). In connection with the business combination, the borrowing was initially recorded at its fair value of Rs. 100 million based on the prevailing interest rate of 16% for borrowings of a similar term and risk. Interest is being imputed for each reporting period using this rate.

Foreign currency debt

A listing of major category of foreign currency debt is set out below.

As of March 31,

2004

2005

Category

Amount

     Weighted
    average
    interest
rate

Range

     Average
    residual
maturity

Amount

    Weighted
    average
    interest
rate

Range

    Average
    residual
maturity

(In millions)

Borrowings from

international

development

agencies(1)(2)(3)

        Rs.

27,249

3.00

%

0.0-8.50

%

9.63

        Rs.

24,970

3.84

%

0% - 6.75

%

8.71

Other borrowings

from international

markets

31,375

3.90

%

0.0-7.55

%

3.23

57,550

4.58

%

0% - 7.55

%

3.18

Total

        Rs.

 58,624

3.50

%

7.08 years

        Rs.

 82,520

4.33
%

4.85

1)

These borrowings have been raised under specific lines of credit from international development agencies. The borrowings have lender-imposed restrictions that limit the use of the funds for specified purposes, which include lending to specified sectors.

2)

As of March 31, 2005, under these lines of credit, the Company has an unutilized option to borrow Rs. 3,221 million (2004: Rs. 4,718 million) as per an agreed schedule over a period of five years at various interest rates.

3)

Exchange rate fluctuations on certain borrowings are guaranteed by the GOI.

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

Mandatorily Redeemable preferred stock

The Company issued preferred stock with a face value of Rs. 3,500 million during the year ended March 31, 1998 under the scheme of business combination with ITC Classic Finance Limited. This preferred stock bears a dividend yield of 0.001% and is redeemable at face value after 20 years. The preferred stock was initially recorded at its fair value of Rs. 466 million. Subsequently, interest is being imputed for each reporting period. The imputed interest rate of 10.6%
was determined based on the then prevailing interest rate for securities of similar maturity. The carrying amount of this redeemable preferred stock as of March 31, 2005 is Rs. 1,044 million (2004: Rs. 944 million).  Certain Government securities amounting to Rs. 1,952 million (2004: Rs 1455 million) have been earmarked against redemption of preference shares.

Banks in India are generally not allowed to issue preferred stock. However, the Company has been currently exempted from this restriction.

20. Other liabilities

Interest accrued

Other liabilities as of March 31, 2005, include Rs.13,178 million (2004: Rs. 13,561 million) of interest accrued but not due on interest bearing liabilities.

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

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

The interest repaid by the GOI in the form of grants and the interest retained under the agreement with KfW do not represent contributions as they specify donor-imposed conditions, the breach of which, would enable the donor to demand repayment of the grants/retained interest. Accordingly, the grants/retained interest have been reported as liabilities.

Other liabilities as of March 31, 2005, also include grants of Rs. 2,454 million (2004: Rs. 2,800 million) and retained interest of Rs.567 million (2004: Rs. 678 million).

21. Common stock

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

As discussed in Note 2, the Company consummated the reverse acquisition with the acquiree effective April 1, 2002, whereby shareholders of the Company were issued common shares of the acquiree in the ratio of 1:2. On consummation of the reverse acquisition, adjustments were made to the value of the common stock and the additional paid in capital.

22. Retained earnings and dividends

Retained earnings at March 31, 2005 computed as per generally accepted accounting principles of India amounting to Rs. 118,132 million (2004: Rs. 73,942 million) include reserves aggregating to:

•

Rs. 14,627 million (2004: Rs. 9,607 million) which are not distributable as dividends under the Banking Regulation Act, 1949. These relate to requirements regarding earmarking a part of the profits under banking laws in India. Utilization of these balances is subject to approval of the Board of Directors and needs to be reported to
Reserve Bank of India. Statutes governing the operations of the Company mandate that dividends be declared out of distributable profits only after the transfer of at least 25%
of net income each year, computed in accordance with current banking regulations, to a statutory reserve. Additionally, the remittance of dividends outside India is governed by Indian statutes on foreign exchange transactions.

•

Rs. 49,902 million (2004: Rs. 20,476 million) which are not distributable as dividends under the Indian company law.

•

Rs. 11,940 million (2004: Rs. 11,690 million) earmarked under Indian tax laws to avail tax benefits and which are not distributable as dividends. Any transfer of balances from such earmarked reserves would result in withdrawal of the tax exemption on the transferred amounts.

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

23. Earnings per share

A computation of the earnings per share is set out below.

Year ended March 31,

2003

2004

2005

(in millions, except earnings per share data)

Basic

  Fully
diluted

Basic

  Fully
diluted

Basic

  Fully
Diluted

Earnings

Net income  (before dilutive impact)

        Rs.

(7,983
)
        Rs.

 (7,983

)

Rs.

5,219

Rs.

5,219

Rs.
8,530

        Rs.

 8,530

Contingent issuances of subsidiaries

-

-

-

-

-

(14

)

Net income (adjusted for full dilution)
        Rs.

 (7,983

)
        Rs.

 (7,983

)

Rs.

5,219

Rs.

5,219

        Rs.

8,530

        Rs.

 8,516

Common stock

Weighted-average common stock outstanding

563

563

614

614

728

728

Dilutive effect of employee stock options

-

-

-

5

-

6

Total

563

563

614

619

728

734

Earnings per share

Net income
        Rs.

 (14.18

)
Rs.
(14.18
)

Rs.

8.50

Rs.

8.43

        Rs.

11.72

        Rs.

11.60

Options to purchase Nil equity shares (March 31, 2004:
1,098,225) granted to employees at a weighted average exercise price of Rs. Nil
(March 31, 2004: Rs. 266.56) were outstanding during the year ended March 31,
2005, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares during the period.

24. Segmental disclosures and related information

Segmental disclosures

SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, establishes standards for the reporting of information about operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Chief Operating Decision Maker (CODM) in deciding how to allocate resources and in assessing performance. As discussed in Note 3, the Company consummated the reverse acquisition with the acquiree effective April 1, 2002. Subsequent to the reverse acquisition, the Company changed the structure of its internal organization, which changed the composition of its operating segments. The
Company’s operations have been classified into the following segments: Commercial Banking segment, Investment Banking segment and Others. Segment data for previous periods have been reclassified on a comparable basis.

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

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

Others consist of various operating segments that do not meet the requirements to be reported as on individual reportable segment as defined in SFAS No. 131.

The CODM evaluates the Company’s performance and allocates resources based on performance indicators (components of profit and loss) of each of the segments. Further, the CODM specifically reviews assets of the consumer loans division, which is a part of commercial banking segment.

The profit and loss of reportable segments is set out below.

Commercial Banking

Investment Banking

Year ended March 31,

Year ended March 31,

2003

2004

2005

2003

2004

2005

(in millions)

(in millions)

Income from external customers

Interest income

Rs.

76,498

Rs.

71,143

Rs.

72,917

Rs.
21,595

Rs.

19,954

Rs.

19,341

Non - interest income

4,771

16,023

21,496

6,792

17,167

8,145

Income from other operating

segments

Interest income

8,533

8,881

9,479

189

174

124

Non – interest income

384

351

390

251

254

433

Total income

Rs.

90,186

Rs.

96,398

Rs.

104,282

Rs.

28,827

Rs.

37,549

Rs.

28,043

Interest expense

Rs.

69,462

Rs.

62,327

Rs.

58,982

 Rs.

23,916

Rs.

18,904

Rs.

18,777

Depreciation

2,008

2,108

2,748

231

739

280

Provision for loan losses

19,645

20,040

14,681

4

15

(5
)

Other expenses

10,343

17,358

22,729

2,921

3,991

3,392

Income/ (loss) before taxes

Rs.

(11,272
        )

Rs.
(5,435
)
Rs.

5,142

Rs.

1,755

Rs.
13,900

Rs.

5,598

Income tax (expense)/ benefit

3,420

1,077

(828
        )

(529
        )

(2,749
        )

(901
)

Net income/ (loss)

Rs.

(7,852
        )

Rs.
(4,358
        )

Rs.

4,314

Rs.

1,226

Rs.

11,151

Rs.

4,697

A listing of certain assets of reportable segments is set out below.

              Commercial
                       Banking

        Investment Banking

              Others

Total

As of March 31,

2004

2005

2004

2005

2004

2005

2004

2005

(in millions)

Property and equipment

        Rs.

 18,133

        Rs.

 20,701

        Rs.

 2,303

        Rs.

 1,683

        Rs.

2,747

Rs.

3,671

Rs.

23,183

Rs.

 26,055

Investment in equity
affiliates

-

-

47

47

3,572

4,678

3,619

4, 725

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

Total income

          Income/
          (loss) before taxes and
accounting changes

          Net income/
(loss)

     Year ended March
31,

     Year ended March
31,

     Year ended March
31,

2003

2004

2005

2003

2004

2005

2003

2004

2005

(in millions)

Commercial banking
        Rs.

90,186

        Rs.

 96,398

        Rs.

 104,282

        Rs.

(11,272
)
        Rs.

(5,435
)
        Rs.

5,142

        Rs.

(7,852
)
        Rs.

(4,358
)
        Rs.

 4,314

Investment banking

28,827

37,549

28,043

1,755

13,900

5,598

1,226

11,151

4,697

Others

2,874

4,334

5,891

(1,527
)

(1,608
)

(573
)

(1,357
)

(1,574
)

(481
)

Other reconciling adjustments

(10,531
)

(10,484
)

(11,311
)

-

-

-

-

-

-

Consolidated Total
        Rs.

 111,681

        Rs.

 127,797

        Rs.

 126,905

        Rs.

 (11,044

)
        Rs.

 6,857

        Rs

10,167

        Rs.

(7,983

)
        Rs.

5,219

        Rs.

8,530

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

below.

 A reconciliation between the segments and consolidated total assets of the Company is set out

As of March 31

2004

2005

(in millions)

Commercial Banking(1)

Rs.

902,442

Rs.

1,207,789

Investment Banking

484,439

641,722

Others

12,232

9,229

Total segment assets

Rs.

1,399,113

Rs.

1,858,740

Unallocable assets

20,718

27,052

Eliminations

(10,700
        )

(22,345
)

Consolidated total assets

Rs.

1,409,131

Rs.

1,863,447

1)

Commercial banking includes assets of consumer loans division of Rs. 529,003 million (March 2004: Rs. 297,517 million), which are reviewed separately by the CODM.

Geographic distribution

The business operations of the Company are largely concentrated in India. Activities outside India include resource mobilization in the international markets and operations of certain software development, services and banking subsidiaries in the United States, United Kingdom and Canada. The assets and income from foreign operations are not significant to the overall operations of the Company.

Major customers

The Company provides banking and financial services to a wide base of customers. There is no major customer, which contributes more than 10% of total income.

25. Employee benefits

Gratuity

In accordance with Indian regulations, the Company provides for gratuity, a defined benefit retirement plan covering all employees. The plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s salary and the years of employment with the Company. The gratuity benefit provided by the Company to its employees is equal to or greater than the statutory minimum.

In respect of the parent company, the gratuity benefit is provided to the employee either through a fund administered by a Board of Trustees and managed by Life Insurance Corporation of India (LIC) or through ICICI Prulife.
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

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

The following table sets forth the funded status of the plans and the amounts recognized in the financial statements:

As of March 31,

2004

2005

(in millions)

Change in benefit obligations

Projected benefit obligations at beginning of the year

Rs.

893

Rs.

804

Service cost

106

153

Interest cost

99

56

Benefits paid

(470
        )

(25
)

Actuarial (gain)/loss on obligations

176

(42
)

Projected benefit obligations at the end of the year

Rs.

804

Rs.

946

Change in plan assets

Fair value of plan assets at beginning of the year

Rs.

873

Rs.

514

Actual return on plan assets

64

53

Employer contributions

47

174

Benefits paid

(470
        )

(25
)

Plan assets at the end of the year

Rs.

514

Rs.

716

Funded status

Rs.

(290
        )

Rs.

(230
)

Unrecognized actuarial loss

290

236

Unrecognized transitional obligation

(16
        )

(15
)

Unrecognized prior service cost

61

56

Net prepaid gratuity cost

Rs.

45

Rs.

47

Accumulated benefit obligation at year end

Rs.

336

Rs.

402

The components of the net gratuity cost are set out below.

     Year ended March
31,

2003

2004

2005

(in millions)

Service cost

Rs.

69

Rs.

106

Rs.

153

Interest cost

64

99

56

Expected return on assets

(70
        )

(68
        )

(45
)

Amortization of transition asset/liability

(1
        )

(1
        )

(1
)

Amortization of prior service cost

1

6

6

Actuarial (gain)/loss

2

2

10

Curtailment (gain)/ loss

-

25

-

Net gratuity cost

Rs.

65

Rs.

169

Rs.

179

Weighted average assumptions used to determine net periodic benefit cost for the period:

As of March 31,

2003

2004

2005

Discount rate

8%

7%

7.5%

Rate of increase in the compensation levels

7%

7%

7%

Rate of return on plan assets

7.5%

7.5%

7.5%

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

Weighted average assumptions used to determine benefit obligations:

As of March 31,

2004

2005

Discount rate

7.0%

7.5%

Rate of increase in the compensation levels

7.0%

7.0%

As of March 31, 2005, of the total plan assets Rs. 2 million (2004: Rs. 113 million) has been invested in debt securities of the Company.

Plan Assets

The Company determines its assumptions for the expected rate of return on plan assets based on the expected average long term rate of return over the next 15 to 20 years.

The Company’s asset allocation for the gratuity
at the end of the year ended March 31, 2005 and March 31, 2004 and the target allocation for year ending March 31, 2006 by asset category based on fair values is as  follows:

Asset Category

     Target asset allocation
2006

     Post-retirement asset at Mar
          31,
2005

     Post-retirement asset at Mar
          31,
2004

Debt Securities

0%

0%

0%

Other investments

100%

100%

100%

Total

100%

100%

100%

The plan assets are either maintained by LIC or ICICI Prulife.

  Investment strategy for plan assets maintained by ICICI Prulife

The ICICI Prulife administers the plan fund and it independently determines the target allocation by asset category. The investment strategy is to invest in a prudent manner for providing benefits to the participants of the scheme. ICICI Prulife primarily invests in debt securities or relatively low risk securities. The strategies are targeted to produce a return that, when combined with the Company’s contribution to the funds will maintain the fund’s ability to meet all required benefit obligations. The insurance industry in the country is highly regulated and ICICI Prulife functions within regulated investment norms.

  Investment strategy for plan assets maintained by the LIC

LIC administers the plan fund and it independently
determines the target allocation by asset category. LIC primarily investments in government securities and other debt instruments. The selection of investments and  the asset category is determined by LIC. LIC’s strategy is to invest in a prudent manner to produce a return that will enable the fund to meet the required benefit obligations. The insurance industry in the country is highly regulated and  LIC, which is majority owned by the Government of India, functions within regulated investment norms. As such, while the return on investments is subject to market interest rate and other risks, no untoward losses are expected to the plan  assets. No such events have occurred in the history of operations of the fund.

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements
(Continued)

The benefit expected be paid in each of the next five fiscal year and in the five fiscal years thereafter is as follows:

(in millions)

Expected company contributions to the fund during the
year ended March 31, 2006

Rs.

198

Expected benefit payments from the fund during :

2005 – 2006

29

2006 – 2007

59

2007 – 2008

38

2008 – 2009

61

2009 – 2010

89

Thereafter

621

Pension

The Company provides for pension, a deferred retirement
plan covering certain employees. The plan provides for a pension payment on a monthly basis to these employees on their retirement based on the respective employee’s salary and years of employment with the Company. Employees covered by the pension plan are not eligible for benefits under the provident fund plan, a defined contribution plan. The pension plan pertained to the acquiree which was  acquired with effect from April 2002.

The pension plan is funded through periodic contributions to a fund set-up by the Company and administrated by a Board of Trustees. Such contributions are actuarially determined.

The following table sets forth the funded status of the plan and the amounts recognized in the financial statements.

     As of March
31,

2004

2005

(in million)

Change in benefit obligations

Projected benefit obligations at beginning of the year

Rs.

853

Rs.

1,034

Service cost

24

10

Interest cost

74

71

Benefits paid

(165
        )

(61
)

Actuarial (gain)/loss on obligations

248

(35
)

Projected benefit obligations at the end of the year

Rs.

1,034

Rs.

1,019

Change in plan assets

Fair value of plan assets at beginning of the year

Rs.

1,156

Rs.

1,047

Actual return on plan assets

46

160

Employer contributions

10

8

Benefits paid

(165
        )

(61
)

Plan assets at the end of the year

Rs.

1,047

Rs.

1,154

Funded status

Rs.

13

Rs.

135

Unrecognized actuarial loss/(gain)

(18
        )

(136
)

Net amount recognized

Rs.

(5
        )

Rs.

(1
)

Accumulated benefit obligation at year end

Rs.

961

Rs.

950

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

The components of the net pension cost are set out below.

Year ended March 31,

2004

2005

(in millions)

Service cost

Rs.

24

Rs.

10

Interest cost

74

71

Expected return on assets

(84
        )

(77
)

Net pension cost

Rs.

14

Rs.

4

Weighted average assumptions used to determine net periodic benefit cost for the period:

          As of March
31,

2004

2005

Discount rate

7.0%

7.5%

Rate of increase in the compensation levels

7.0%

7.0%

Rate of return on plan assets

7.5%

7.5%

Pension increases

3.0%

3.0%

Weighted average assumptions used to determine benefit obligations:

As of March 31,

2004

2005

Discount rate

7.0%

7.5%

Rate of increase in the compensation levels

7.0%

7.0%

Pension increases

3.0%

3.0%

Plan Assets

The Company determines its assumptions for the expected rate of return on plan assets based on the expected average long-term rate of return over the next 15 to 20 years.

The Company’s asset allocation for the pension
at the end of the year ended March 31, 2005 and March 31, 2004 and the target allocation for year ending March 31, 2006 by asset category based on fair values are as  follows:

Asset Category
     Target asset
          allocation
2006
     Pension assets
          at March 31,
2005
     Pension assets
          at March 31,
2004

Debt securities

100%

100%

100%

Other investments

0%

0%

0%

Total

100%

100%

100%

The plan assets are maintained through a fund administered and managed by a Board of Trustees.

The investment strategy of the Company is to invest in a prudent manner for providing benefits to the participants of the scheme. The strategies are targeted to produce a return that, when combined with the Company’s contribution to the funds will maintain the fund’s ability to meet all required benefit obligations. Risk is reduced by investment in GOI Securities or relatively low risk securities.

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

The benefit expected be paid in each of the next five fiscal years thereafter is as follows:

(in millions)

Expected company contributions to the fund during the
year ended March 31, 2006

Rs.

10

Expected benefit payments from the fund during :

2005 – 2006

61

2006 – 2007

64

2007 – 2008

66

2008 – 2009

70

2009 – 2010

74

Thereafter

418

Superannuation

The permanent employees of the Company are entitled to receive retirement benefits under the superannuation scheme operated by the Company. Superannuation is a defined contribution plan under which the Company contributes annually a sum equivalent to 15% of the employee’s eligible annual salary to LIC, the manager of the fund, which undertakes to pay the lump sum and annuity payments pursuant to the scheme. The Company contributed Rs. 97 million, Rs. 103 million and Rs. 109 million to the employees superannuation plan for the years ended March 31, 2003, 2004 and 2005 respectively.

Provident fund

In accordance with Indian regulations, employees of the Company (excluding those covered under the pension scheme) are entitled to receive benefits under the provident fund, a defined contribution plan, in which, both the employee and the Company contribute monthly at a determined rate. These contributions are made to a fund set up by the Company and administered by a Board of Trustees. The contribution to the employees provident fund amounted to Rs. 106 million, Rs.
236 million and Rs. 280 million for the years ended March 31, 2003, 2004 and 2005 respectively.

26. Early Retirement Option (ERO)

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

An aggregate of 1,495 employees opted for this plan. The termination benefits in respect of the plan aggregated Rs. 1,910 million, which has been reflected in the consolidated statement of operations under the salaries and employee benefits.

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements
(Continued)

27. Employee Stock Option Plan

In August 1999, the Company approved an Employee Stock
Option Plan (ICICI Plan). Under the ICICI Plan, the Company is authorized to grant up to 5% of its issued capital as of the date of grant to its eligible employees. Eligible employees are granted an option to purchase shares subject to vesting. The options issued upto March 31, 2004 vest in a graded manner over three years with 20%, 30% and 50% of the options vesting at the end of each year, while options issued subsequent to March 31, 2004 vest in a graded manner over four years with 20%, 20%, 30% and 30% of the options vesting at the end of each year. The options can be exercised within 10 years from the date of the grant.
Compensation expense under the ICICI Plan for the year ended March 31, 2005 is
Rs. 48 million (2004: Nil, 2003: Rs. 7 million).

As a reflex action acquisition, all outstanding options of the Company were exchanged for options of the acquiree in the ratio of 1:2 with an adjustment to the exercise price in the same ratio. This transaction is similar to an equity restructuring. In accordance with FIN 44, Accounting for Certain Transactions involving Stock Compensation, the above transaction had no accounting consequence.

Under the terms of the reverse acquisition, the Company assumed the employee options outstanding under the acquiree’s option plan. As the intrinsic value of all the assumed options was negative on the date of consummation, no amount has been allocated to deferred compensation under FIN 44.

Stock option activity

Stock option activity under the above stock option plans is set out below.

Year ended March 31, 2003

ICICI Bank Limited

Option shares outstanding

     Range of exercise
          prices and grant
date fair values

     Weighted average exercise
price

     Weighted average
remaining
contractual
life (months)

Outstanding at the beginning of the year

7,015,800

Rs.

105.0-266.8

Rs.

162.6

114

Granted during the year

6,327,825

120.4 - 171.9

146.0

110

Forfeited during the year

(730,350)

120.4 – 266.8

154.6

-

Exercised during the year

(3,000)

105.0

105.0

-

Outstanding at the end of the year

12,610,275

105.0- 266.8

154.7

98

Outstanding at the end of the year by

different price range

6,143,900

.

105.0-120.4

120.4

108

5,263,250

164.0-171.9

169.3

89

1,203,125

266.8

266.8

84

Exercisable at the end of the year

5,222,317

105.0- 266.8

169.9

-

Exercisable at the end of the year by

different price range

1,226,380

105.0-120.4

120.4

-

3,394,375

164.0-171.9

170.6

-

601,562

266.8

266.8

-

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements
 (Continued)

          Year ended
March 31, 2004

          ICICI Bank
Limited

Option Shares outstanding

          Range of exercise
          prices and grant
date fair values

          Weighted average exercise
price

          Weighted average
          remaining
          contractual
life (months)

Outstanding at the beginning of the year

12,610,275

Rs.

105.0- 266.8

Rs.

154.7

98

Granted during the year

7,491,800

132.1-222.4

132.6

109

Forfeited during the year

(766,489)

120.4-266.8

129.4

-

Exercised during the year

(3,370,604)

105.0-266.8

151.7

-

Outstanding at the end of the year

15,964,982

105.0-266.8

146.2

96

Outstanding at the end of the year by different price
range

11,495,579

105.0-157.0

127.9

104

3,367,178

164.0-222.4

169.1

77

1,102,225

266.8

266.8

72

Exercisable at the end of the year

6,080,121

105.0-266.8

167.3

-

Exercisable at the end of the year by different
price range

2,466,890

105.0-120.4

120.4

-

2,511,007

164.0-171.9

169.7

-

1,102,224

266.8

266.8

-

          Year ended
March 31, 2005

          ICICI Bank
Limited

Option Shares outstanding

          Range of exercise
          prices and grant
date fair values

          Weighted average exercise
price

          Weighted average
          remaining
          contractual
life (months)

Outstanding at the beginning of the year

15,964,982

Rs.

105.0-266.8

Rs.

146.2

96

Granted during the year

7,554,500

275.2-300.1

300.1

111

Forfeited during the year

(846,496)

120.4-300.1

207.3

-

Exercised during the year

(4,480,121)

105.0-266.8

145.1

-

Outstanding at the end of the year

18,192,865

120.4-300.1

207.4

96

Outstanding at the end of the year by different
price range

10,103,215

120.4-171.9

136.1

89

8,089,650

266.8-300.1

296.5

105

Exercisable at the end of the year

5,935,015

120.4-266.8

158.2

-

Exercisable at the end of the year by different
price range

5,066,365

120.4-171.9

139.6

-

868,650

266.8

266.8

-

3i Infotech

In April 2000, 3i Infotech (formerly ICICI Infotech) approved an Employee Stock Option Plan (Infotech Plan). Under the Infotech Plan, 3i Infotech is authorized to issue up to 25% of its paid up equity share capital to its employees and employees of the parent company. Eligible employees are granted an option to purchase shares subject to vesting conditions. The options vest in a graded manner over three years with 20%, 30% and 50% of the options vesting at the end of each year. The options can be exercised within 10 years from the date of the grant.

During the year ended March 31, 2003, 2004 and 2005,
          the Company has not recorded any compensation cost as the exercise price was equal to the fair value of the underlying equity shares on the grant date. As shares of 3i Infotech are not quoted on exchanges, the fair value represents management’s best estimates considering all available factors.

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

Stock option activity under the above stock option plan is set out below.

Year ended March 31, 2003

3i Infotech

    Option
shares
outstanding

     Range of exercise
prices and grant
date fair values

     Weighted
    average
exercise
price

   Weighted average
remaining
contractual
life (months)

Outstanding at the beginning of the year

 3,863,020

 Rs.

 37.5- 68

 Rs.

 52.7

 104

Granted during the year

 783,500

 68.0-100

 97.1

 108

Forfeited during the year

 (435,360)

 37.5-100

 59.1

 -

Exercised during the year

 (10,200)

 37.5-68

 55.7

 -

Outstanding at the end of the year

 4,200,960

 37.5-100

 60.3

 93

 Outstanding at the end of the year by

 different price range

 1,764,060

 37.5

 37.5

 84

 2,436,900

 68.0-100

 76.8

 99

 Exercisable at the end of the year

 1,235,070

 37.5-68.0

 46.2

 Exercisable at the end of the year by

 882,030

 37.5

 37.5

different price range

 353,040

 68.0

 68.0

Year ended March 31, 2004

3i Infotech

      Option
    shares
outstanding

       Range of exercise
    prices and
    grant
date fair values

       Weighted
      average
    exercise
price

     Weighted average
    remaining
    contractual
life (months)

Outstanding at the beginning of the year

 4,200,960

 Rs.

 37.5-100

 Rs.

 60.3

 93

 Granted during the year

 1,148,000

 37.5-100

 45.0

 88

 Forfeited during the year

 (859,320)

 37.5-100

 37.5

 -

 Exercised during the year

 (2,660)

 37.5-100

 54.4

 -

 Outstanding at the end of the year

 4,486,980

 37.5-100

 57.5

 82

 Outstanding at the end of the year by

 different price range

 2,437,380

 37.5-45.0

 40.8

 82

 2,049,600

 68.0-100.0

 77.5

 82

 Exercisable at the end of the year

 2,044,704

 37.5-100

 50.5

 Exercisable at the end of the year by

 different price range

 1,644,360

 37.5

 37.5

 400,344

 68.0-100.0

 72.0

Year ended March 31, 2005

3i Infotech

      Option
    shares
outstanding

       Range of exercise
    prices and
    grant
date fair values

    Weighted
average
    exercise
price

     Weighted average
    remaining
    contractual
life (months)

Outstanding at the beginning of the year

 2,243,490

 Rs.

 75 – 200

 Rs.

 115.1

 82

Granted during the year

 4,570,865

 75-136

 98.3

 116

Forfeited during the year

 (283,840)

 75 – 200

 119.8

 -

Exercised during the year

 (23,700)

 75 – 90

 76.5

 -

Outstanding at the end of the year

 6,506,815

 75 – 200

 103.2

 102

Outstanding at the end of the year by

 5,530,815

 75-100

 94.5

 107

different price range

 976,000

 136-200

 152.4

 75

Exercisable at the end of the year

 1,696,000

 75-200

 111.1

 -

 Exercisable at the end of the year by

 844,800

  75-100

 76.6

 -

different price range

 851,200

 136-200

 145.4

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

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

Year ended March 31, 2003

   ICICI OneSource
Limited

  Option shares
outstanding

   Range of exercise
prices and grant
date fair values

   Weighted average
Exercise
price

  Weighted average
remaining contractual
life (months)

Outstanding at the beginning of the year

 -

 -

 -

 -

Granted during the year

 4,250,000

 Rs.

 11.3

 Rs.

 11.3

 113

Forfeited during the year

 (395,000)

 11.3

 11.3

 -

Exercised during the year

 -

 -

 -

 -

Outstanding at the end of the year

 3,855,000

 11.3

 11.3

 113

Exercisable at the end of the year

 -

 -

 -

 -

Year ended March 31, 2004

     ICICI OneSource
Limited

    Option shares
outstanding

     Range of exercise
    prices and grant
date fair values

    Weighted average
    Exercise
price

    Weighted average
    remaining contractual
life (months)

Outstanding at the beginning of the year

 3,855,000

 Rs.

 11.3

 Rs.

 11.3

 113

 Granted during the year

 15,320,500

 12.8-18.5

 13.2

 73

 Forfeited during the year

 (1,207,500)

 11.3-18.5

 11.3

 -

 Exercised during the year

 -

 -

 -

 -

 Outstanding at the end of the year

 17,968,000

 11.3-18.5

 12.9

 81

      Outstanding at the end of the

 3,192,500

 11.3

 11.3

 101

year by different price range

        14,775,500

        12.8-18.5

        13.2

        55

 Exercisable at the end of the year

 815,000

 11.3

 11.3

 -

For the year ended March 31, 2005

ICICI One Source Limited

    Option shares
outstanding

     Range of exercise
    prices and grant
date fair values

     Weighted average
    Exercise
price

    Weighted average
    remaining contractual
life (months)

Outstanding at the beginning of the year

 17,968,000

 Rs.

 11.3 – 18.5

 Rs.

 12.9

 81

Granted during the year

 4,030,000

 18.5 – 19.9

 19.8

 56

Forfeited during the year

 (2,187,500)

 11.3 – 19.9

 12.9

 -

Exercised during the year

 (471,250)

 11.3 – 12.8

 12.2

 -

Outstanding at the end of the year

 19,339,250

 11.3 – 19.9

 14.3

 65

Outstanding at the end of the

 14,609,250

 11.3-12.8

 12.7

 66

year by different price range

 4,730,000

 18.5-19.9

 19.6

 57

Exercisable at the end of the year

 4,715,125

 11.3 – 18.5

 12.7

 -

Exercisable at the end of the

 4,513,875

 11.3-12.8

 12.4

 -

year by different price range

 201,250

  18.5

 18.5

The Company has not recorded any compensation cost,
as the exercise price was equal to the fair value of the underlying equity shares on the grant date. As shares of ICICI OneSource Limited are not quoted on exchanges, the fair value represents management’s best estimates considering all available factors.

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

28. Income taxes

Components of deferred tax balances

The tax effects of temporary differences are reflected through a deferred tax asset/liability, which is included in the balance sheet of the Company.

The components of the deferred tax balances are set out below.

As of March 31,

2004

2005

Deferred tax assets

Allowance for loan losses

 Rs.

 17,902

 Rs.

 18,931

Available for sale securities

 -

 1,384

Investments in trading securities

 67

 80

Employee retirement

 685

 392

Capital loss carry forward

 881

 881

Business loss carry forward

 286

 559

Deposits

 34

 12

Investments in affiliates

 642

 991

Other

 232

 226

 Rs.

 20,729

 Rs.

 23,456

Valuation allowance

 (893

)

(135
)

Total deferred tax asset

 Rs.

 19,836

 Rs.

 23,321

Deferred tax liabilities

Property and equipment

 Rs.

 (8,329

)

 Rs.

 (7,916

)

Investments in subsidiaries and affiliates

 (450

)

 (432

)

Intangibles

 (1,625

)

 (1,531

)

Unearned income

 (896

)

 (1,580

)

Investment in trading securities

 (63

)

 -

Long-term debt

 (336

)

 (239

)

Available for sale securities

 (202

)

 -

Others

 (612

)

 (62

)

Total deferred tax liability

 Rs.

 (12,513

)

 Rs.

(11,760
)

Net deferred tax asset

 Rs.

 7,323

 Rs.

 11,561

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

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

The Company would require taxable income of Rs.31,614 million in the future periods to be able to fully realize the benefit of net deferred asset recognized in these consolidated financial statements.

The Company had a valuation allowance of Rs. 226 million
as at April 1, 2002. The net change in the total valuation allowance for the years ended March 31, 2003, March 31, 2004 and March 31, 2005 was an increase of Rs. 298  million, an increase of Rs. 369 million and a decrease of Rs. 758 million respectively. The majority of the valuation allowance as of March 31,
2005 related to business loss carried forward and capital loss carried forward.

As at March 31, 2005, the Company has total business
loss carry forwards of Rs. 857 million. Of this amount, Rs. 164 million expire in 2012. Business loss carry forwards pertaining to the Company’s US subsidiary are  Rs. 186 million which expires in 2024, Canada subsidiary are Rs. 367 million, which expire Rs. 1 million in 2010 and Rs.366 million in 2014. Business loss carry forwards of Rs. 140 million relating to the Company’s Australian operations have no  expiration date.

The Company has capital loss carry forward of Rs. 4,294 million, with expiration dates as follows: March 31, 2006 – Rs. 98 million and March 31, 2012 – Rs. 4,196 million.

Reconciliation of tax rates

The Indian statutory tax rate is 35% plus a surcharge. During each of the years presented, legislation was enacted in the first few months of the fiscal year that changed the amount of the surcharge for that fiscal year and future years. The surcharge was changed to 5%, 2.5% and 4.55% during the years ended March 31, 2003, 2004 and 2005, respectively, and resulted in a total statutory tax rate of 36.75%, 35.875% and 36.5925% for the years ended March 31, 2003, 2004 and
2005, respectively.

The following is the reconciliation of expected income taxes at statutory income tax rate to income tax expense /benefit as reported:

Year ended March 31,

2003

2004

2005

(in million)

Income/(loss) before income taxes
        Rs.

  (11,044

        )

 Rs.

 6,857

        Rs.

 10,166

Statutory tax rate

 36.75

        %

 35.875

%

 36.5925%

Income tax expense/(benefit) at the statutory tax rate

 (4,059

)

 2,460

 3,720

Increases/(reductions) in taxes on account of:

Special tax deductions available to financial institutions

 (38

)

(32
)

 (40)

Exempt interest and dividend income

 (558

)

 (906

)

 (479)

Income charged at rates other than statutory tax rate

 916

(741
)

 (1,005)

Changes in the statutory tax rate

 (109

)

 137

 (147)

Expenses disallowed for tax purposes

 486

 270

 245

Tax on undistributed earnings of subsidiary

 62

 134

 12

Change in valuation allowance

 298

 371

 (758)

Tax adjustments in respect of prior year tax assessments

 (31

)

(9
)

 7

Tax adjustment on account of change in tax status of

subsidiary

 (97

)

 -

 -

Other

 69

(46
)

 82

 Income tax expense/ (benefit) reported

        Rs.

(3,061
)

Rs.
1,638

        Rs.

 1,637

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

Components of income tax expense from continuing operations

The components of income tax expense/(benefit) from continuing operations are set out below.

Year ended March 31,

2003

2004

2005

(in millions)

Current

Rs.

1,287

Rs.

3,684

Rs.

3,403

Deferred

(4,348

)

(2,046
)

(1,766

)

Income tax expense/(benefit) reported

Rs.

(3,061

)

Rs.

1,638

Rs.

1,637

Only an insignificant amount of the Company’s income/(loss) before income taxes and income tax expense/(benefit) was from outside India.

Allocation of income taxes

The total income tax expense/(benefit) was recorded as follows:

Year ended March 31,

2003

2004

2005

(in millions)

Income/(loss) from continuing operations

Rs.

(3,061

)

Rs.

1,638

Rs.

1,637

Unrealized gain/(loss) on securities available for sale

1,461

655

(2,552

)

Additional paid in capital

599

-

-

Income tax expense/(benefit) reported

Rs.

(1,001

)

Rs.

2,293

Rs.

(915

)

29. Commitments and contingencies

Loan commitments

The Company has outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated Rs. 37,818 million as of March 31, 2005 (2004: Rs. 73,903 million). The interest rate on these commitments is dependent on the lending rates on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are contingent upon the borrower’s ability to maintain specific credit standards.

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

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

The credit risk associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments.

The current carrying amount of the liability for the Company’s obligations under the guarantee amounted to Rs. 1,256 million (2004: Rs. 1,229 million).

Details of guarantees outstanding are set out below.

Nature of guarantee

   Maximum potential
amount of future payments under guarantee

  Less than
1 year

1 - 3 year

3 - 5 year

Over 5 year

Total

(in millions)

Financial guarantees

Rs.

35,040

Rs.

10,000

Rs.

6,228

Rs.

9,404

Rs.

60,672

Performance guarantees

37,447

39,539

17,298

5,524

99,808

Total

Rs.

72,487

Rs.

49,539

Rs.

23,526

Rs.

14,928

Rs.
160,480

The Company has collateral available to reimburse potential
losses on its guarantees. Margins available to the Company to reimburse losses realized under guarantees amounted to Rs. 4,066 million (2004: Rs. 2,055 million).
 Other property or security may also be available to the Company to cover these losses under guarantees.

Capital commitments

The Company is obligated under a number of capital contracts. Capital contracts are job orders of a capital nature which have been committed. As of the balance sheet date, work had not been completed to this extent.
Estimated amounts of contracts remaining to be executed on capital account aggregated Rs. 604 million as of March 31, 2005 (2004: Rs. 294 million).

Tax contingencies

Various tax-related legal proceedings are pending against the Company at various levels of appeal either with the tax authorities or in the courts. Where after considering all available information in the opinion of management a liability requires accrual, the company has accrued such liability and does not estimate any incremental liability in respect of related proceedings.

Where such proceedings are sufficiently advanced to
enable management to assess that a liability exist and is subject to reasonable estimation management will record its best estimate of such liability. Where a reasonable  range of potential outcomes is estimated, management will record its best estimate, or in the absence of a basis for selecting a specific estimate within a range management will record a liability no less than the lower end of the estimated range.  The contested tax demands are adjusted by the tax authorities against refunds due to the Company on favourable resolution of earlier years appeals/ completion of assessments or paid or kept in abeyance in accordance with the terms of the stay order.  The payment / adjustment/ stay does not prejudice the outcome of the appeals filed by the Company. The advanced tax payments are recorded as advance tax payments under other asset.

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

As of March 31, 2005, the Company has been assessed an aggregate of Rs. 27,998 million in excess of the provision made in the financial statements in income tax , interest tax, wealth tax and sales tax demands by the
Government of India’s tax authorities for past years. The Company has appealed each of these tax demands. The Company believes that the tax authorities are not likely to be able to substantiate their income tax , interest tax, wealth tax and sales tax assessments and accordingly has not provided for these tax demands as of March 31, 2005 based on views of eminent counsels/favorable decisions in own/other cases.

 Of the above, Rs. 11,123 million relates to ‘disallowance of depreciation on leased assets’. This issue is an industry wide issue, involving multiple litigations across the country.

In one of the instances relating to the above, the Income-tax Appellate Tribunal which is the second appellate level authority, has disallowed the depreciation to the Company in case of assets leased by it. The contingent liability on this disallowance amounts to Rs. 189 million. The Company has preferred an appeal to the Mumbai High Court, which has not yet come up for hearing. The lower level tax authorities in subsequent years, have been consistently denying the depreciation claim of the Company by treating the lease transactions as loans and have allowed only the principal portion of lease rentals as a deduction.

Based on judicial precedents and recent decisions of the Supreme Court and based on consultation with senior tax counsel, the management believes that it is more likely than not that the Company’s tax positions will be sustained. Accordingly, no provision has been made in the accounts.

Litigation

Various litigation and claims against the Company and its subsidiaries are in process and pending. Based upon a review of open matters with legal counsel, management believes that the outcome of such matters will not have a material effect upon the Company’s consolidated financial position, results of operations or cashflows.

Operating lease commitments

The Company has commitments under long-term operating leases principally for premises and automated teller machines. The following is a summary of future minimum lease rental commitments as of March 31, 2005, for non-cancelable leases:

(in millions)

Lease rental commitments for the year ending March 31,

2006

Rs.

866

2007

835

2008

829

2009

813

2010

690

Thereafter

3,225

Total minimum lease commitments

Rs.

7,258

  30. Related party transactions

The Company has transactions with its affiliates and directors/employees. The following represent the significant transactions between the Company and such related parties:

Insurance services

During the year ended March 31, 2005 the Company paid insurance premium to its affiliates amounting to Rs. 322 million (2004: Rs. 219 million, 2003: Rs. 224 million) and received insurance claims amounting to Rs. 17 million
(2004: Rs. 86 million).

Lease of premises and facilities

During the year ended March 31, 2005, the Company received for lease of premises, facilities and other administrative costs from ICICI Prulife, Rs. 121 million (2004: Rs. 198 million, 2003: Rs. 84 million), from Pru-AMC,
Rs. 19 million (2004: Rs. 6 million, 2003: Rs. 6 million) and from ICICI Lombard, Rs. 131 million (2004: Rs. 91 million, 2003: Rs. 82 million).

Secondment of employees

During the year ended March 31, 2005, the Company received from ICICI Prulife for seconded employees, Rs. 1 million (2004: Rs. 0.6 million, 2003: Rs. 3 million ) and from ICICI Lombard, Rs. 8 million (2004: Rs. 14 million,
2003: Rs. 10 million).

Asset management services

During the year ended March 31, 2005, the Company provided asset management services to TCW and earned fees of Rs. 5 million (2004: Rs. 14 million, 2003: Rs. 24 million).

Deposits and borrowings

During the year ended March 31, 2005, the Company paid interest on bonds/deposits/call borrowings to its affiliated companies, Rs. 74 million (2004: Rs. 27 million 2003: Rs. 12 million).

Interest and Dividend

During the year ended March 31, 2005, the Company received a dividend of Rs. 218 million from its affiliates (2004: Rs. 172 million , 2003: Nil).

Employee loans

The Company has advanced housing, vehicle and general
purpose loans to employees, bearing interest ranging from 2.5% to 6%. The tenure of these loans range from 5 years to 25 years. The loans are generally secured by the  assets acquired by the employees. Employee loan balances outstanding as of March 31, 2005, of Rs. 4,539 million (2004: Rs. 3,766 million, 2003: Rs.
2,273 million) are included in other assets.

Referral fees

During the year March 31, 2005 the Company received referral fees from its insurance affiliates Rs. 280 million (2004: Rs. 243 million).

Purchase of investments

During the year ended March 31, 2005, the Company purchased investments from its affiliates, Rs. 7,574 million (2004: Rs. 2,843 million).

Sale of investments

During the year ended March 31, 2005, the Company sold
investments amounting to Rs. 4,518 million (2004: Rs. 971 million) to its affiliates and made a loss of Rs. 17 million (2004: Rs. 5 million).

Related party balances

The following balances payable to/receivable from related parties are included in the balance sheet:

As of March 31,

2004

2005

(in million)

Loans

Rs.

20

Rs.

9

Other assets

3,353

62

Deposits

700

1,621

Other liabilities

50

23

ICICI Bank Limited and Subsidiaries

 Notes to the consolidated financial statements (Continued)

 31. Estimated fair value of financial instruments

The Company’s financial instruments include non-derivative financial assets and liabilities as well as derivative instruments.

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
Disclosure of fair values is not required for certain items such as investment accounted for under the equity method of accounting, obligations for pension and other post-retirement benefits, income tax assets and liabilities, property and equipment, prepaid expenses, core deposit intangibles and the value of customer relationships associated with certain types of consumer loans, particularly the credit card portfolio, and other intangible assets. Accordingly, the aggregate fair value amount presented do not purport to represent, and should not be considered representative of, the underlying market or franchise value of the Company. In addition, because of differences in methodologies and assumptions used to estimate fair values, the Company’s fair values should not be compared to those of other financial institutions.

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

Securities

Fair values are based primarily on quoted, or other independent, market prices. For certain debt and equity investments that do not trade on established exchanges, and for which markets do not exist, estimates of fair value are based upon management’s review of the investee’s financial results, condition and prospects.

ICICI Bank Limited and Subsidiaries

 Notes to the consolidated financial statements (Continued)

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

Long-term debt, short-term borrowings and redeemable preferred stock

The fair value of the Company’s debt, including short-term borrowings, is estimated based on quoted market prices for the issues for which there is a market, or by discounting cash flows based on current rate available to the Company for similar types of borrowing arrangements.

A listing of the fair values by category of financial assets and financial liabilities is set out below.

As of March 31, 2004

As of March 31, 2005

   Carrying
value

   Estimated
fair value

  Carrying
value

  Estimated
fair value

Financial assets

        (in millions)

Trading account assets
        Rs.

75,155

        Rs.

75,155

        Rs.

75,538

        Rs.

 75,538

Securities (Note 1)

310,368

310,368

380,959

380,959

Loans (Note 2)

728,520

740,786

999,858

1,005,215

Other financial assets (Note 3)

164,127

164,127

229,755

229,755

Total
        Rs.

 1,278,170

        Rs.

 1,290,436

        Rs.

 1,686,110

        Rs.

1,691,467

Financial liabilities

Interest-bearing deposits
        Rs.

 611,178

        Rs.

612,225

        Rs.

889,626

        Rs.

 876,460

Non-interest-bearing deposits

73,777

73,777

126,908

126,908

Trading account liabilities

26,079

26,079

24,258

24,258

Short-term borrowings

57,364

57,364

91,951

91,951

Long-term debt

373,449

397,649

367,499

381,165

Redeemable preferred stock

944

1,056

1,044

1,277

Other financial liabilities (Note 4)

65,142

65,142

74,116

74,116

Total

        Rs.

 1,207,933

        Rs.

 1,233,292

        Rs.

 1,575,402

        Rs.

 1,576,135

1)

Includes non-readily marketable equity securities of Rs. 7,209 million (2004: Rs. 8,621 million) for which there are no readily determinable fair values.

2)

The carrying value of loans is net of the allowance for loan losses, security deposits and unearned income.

3)

Includes cash and cash equivalents and customers acceptance liability for which the carrying value is a reasonable estimate of fair value.

4)

Represents acceptances outstanding, for which the carrying value is a reasonable estimate of fair value.

ICICI Bank Limited and Subsidiaries

Notes to the consolidated financial statements (Continued)

32. Regulatory matters

Subsequent to the reverse acquisition of the acquiree, the Company is a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to examination by the Reserve Bank of India.

Statutory liquidity requirements

In accordance with the Banking Regulation Act, 1949, the Company is required to maintain a specified percentage of its net demand and time liabilities by way of liquid unencumbered assets like cash, gold and approved securities. The amount of securities required to be maintained at March 31, 2005 was Rs. 325,140 million (2004: Rs. 303,432 million).

Capital adequacy requirements

The Company is subject to the capital adequacy requirements set by the Reserve Bank of India, which stipulate a minimum ratio of capital to risk adjusted assets and off-balance sheet items of 9% to be maintained. The capital adequacy ratio of the Company calculated in accordance with the Reserve Bank of India guidelines at March 31, 2005, was 11.78% .

For and on behalf of the Board

K.V. KAMATH
Managing Director &

Chief Executive Officer

KALPANA MORPARIA

Deputy Managing Director

JYOTIN MEHTA
N. S. KANNAN
G.VENKATAKRISHNAN

   General Manager &
Company Secretary
  Chief Financial Officer
& Treasurer
    General Manager
Accounting &Taxation Group

EXHIBIT INDEX

Exhibit No.
Description of Document

1.1

ICICI Bank Memorandum of Association, as amended (incorporated by reference to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2004 filed on September 29, 2004).

1.2

ICICI Bank Articles of Association, as amended.

2.1

Deposit Agreement among ICICI Bank, Deutsche Bank and the holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt) (incorporated herein by reference to ICICI Bank’s Registration Statement on Form F-1 (File No. 333-30132)).

2.2

Letter Agreements dated February 19, 2002 and April 1, 2002 (incorporated herein by reference to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2002 filed on September 30, 2002) and Letter
Agreement dated March 8, 2005 (incorporated by reference to ICICI Bank’s Registration Statement on Form F-3 (File No. 333-121664) amending and supplementing the Deposit Agreement.

2.3

ICICI Bank’s Specimen Certificate for Equity Shares (incorporated herein by reference to ICICI Bank’s Registration Statement on Form F- 1 (File No. 333-30132)).

4.1

ICICI Bank’s Employee Stock Option Plan, as amended (incorporated by reference to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2004 filed on September 29, 2004).

4.2

3i Infotech (formerly ICICI Infotech) Employee Stock Option Plan (incorporated herein by reference to Exhibit 4.2 to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2002 filed on September 30,
2002).

8.1

List of Subsidiaries (included under “Business – Subsidiaries and Affiliates” herein).

11.1

Code of Business Conduct and Ethics (incorporated by reference to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2004 filed on September 29, 2004).

12.1

Certification of the principal executive officer of the Company required by Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.

12.2

Certification of the principal financial officer of the Company required by Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.

188

13

Certification required by Rule 13a-14(b) of the Securities and
Exchange Act of 1934, as amended and Section 1350 of Chapter 63 of
Title 18 of the United States Code.

189

 SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

For ICICI BANK LIMITED

By:

/s/ Jyotin Mehta

       Name:

Mr. Jyotin Mehta

Title:

General Manager and Company Secretary.

Place:

Mumbai

Date:

September 30, 2005