Form 20-F
period 2006-03-31
ICICI BANK LTD
filed 2006-09-28
CIK 1103838

As filed with the Securities and Exchange Commission on September 28, 2006
================================================================================
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ------------

                                   FORM 20-F
(Mark One)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                         OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the fiscal year ended March 31, 2006
                         OR
[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission file number 001-15002

                                  -----------

                               ICICI BANK LIMITED
             (Exact name of registrant as specified in its charter)
                            Vadodara, Gujarat, India
                (Jurisdiction of incorporation or organization)
                               ICICI Bank Towers
                              Bandra-Kurla Complex
                              Mumbai 400051, India
                    (Address of principal executive offices)

                                  -----------

          Securities registered pursuant to Section 12(b) of the Act:

                                                          Name of Each Exchange
Title of Each Class                                       on Which Registered
-----------------------------------------------------    -----------------------
Equity Shares of ICICI Bank Limited(1)...............    New York Stock Exchange
American Depositary Shares, each representing
two Equity Shares of ICICI Bank Limited,
par value Rs. 10 per share...........................    New York Stock Exchange

---------
(1) Not for trading, but only in connection with the registration of American Depositary Shares representing such Equity Shares pursuant to the requirements of the Securities and Exchange Commission.

 Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:
                                      None

The number of outstanding Equity Shares of ICICI Bank Limited as of March 31, 2006 was 892,399,231.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                  Yes [X]                       No [_]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                  Yes [X]                       No [_]

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                  Yes [X]                       No [_]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

 Large accelerated filer [X]  Accelerated filer [_]   Non-accelerated filer [_]

Indicate by check mark which financial statement item the registrant has elected to follow.

                  Item 17 [_]          Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                  Yes [_]                       No [X]
================================================================================

                               TABLE OF CONTENTS
                                  -----------

                                                                        Page
                                                                        ----

Cross Reference Sheet.....................................................ii
Certain Definitions........................................................1
Forward-Looking Statements.................................................2
Exchange Rates.............................................................3
Risk Factors...............................................................4
Business..................................................................17
     Overview.............................................................17
     History..............................................................18
     Shareholding Structure and Relationship with the
     Government of India .................................................18
     Strategy.............................................................20
     Overview of ICICI Bank's Products and Services.......................20
     Funding..............................................................29
     Risk Management......................................................32
     Loan Portfolio.......................................................45
     Classification of Loans..............................................50
     Subsidiaries and Joint Ventures......................................56
     Technology...........................................................58
     Competition..........................................................60
     Employees............................................................62
     Properties...........................................................63
     Legal and Regulatory Proceedings.....................................64
Selected Consolidated Financial and Operating Data........................67
Operating and Financial Review and Prospects..............................72
Management...............................................................107
Overview of the Indian Financial Sector..................................125
Supervision And Regulation...............................................136
Exchange Controls........................................................158
Market Price Information.................................................161
Restriction on Foreign Ownership of Indian Securities....................163
Dividends................................................................165
Taxation.................................................................167
Presentation of Financial Information....................................172
Additional Information...................................................174
Index to Consolidated Financial Statements...............................F-1
Exhibit Index..........................................................Exh-1

                             CROSS REFERENCE SHEET

Form 20-F  Item Number and Caption              Location                                            Page
---------  -----------------------              --------                                            ----

Part - I
1          Identity of Directors, Senior
           Management and Advisers              Not applicable

2          Offer Statistics and Expected
           Timetable                            Not applicable

3          Key Information                      Selected Consolidated Financial and Operating Data.. 67
                                                Exchange Rates......................................  3
                                                Risk Factors........................................  4

4          Information on the Company           Business............................................ 17
                                                Operating and Financial Review and
                                                Prospects--Capital Expenditure...................... 96
                                                Operating and Financial Review and Prospects--Effect
                                                of Other Acquisitions............................... 74
                                                Operating and Financial Review and
                                                Prospects--Segment Revenues and Assets.............. 97
                                                Overview of the Indian Financial Sector.............125
                                                Supervision and Regulation..........................136

5          Operating and Financial
           Review and Prospects                 Operating and Financial Review and Prospects........ 72
                                                Business--Risk Management........................... 32
                                                Business--Funding................................... 29

6          Directors, Senior Management and
           Employees                            Management..........................................107
                                                Business--Employees................................. 62

7          Major Shareholders and               Business--Shareholding Structure and Relationship
           Related Party Transactions           with the Government of India........................ 18
                                                Operating and Financial Review and
                                                Prospects--Related Party Transactions............... 99
                                                Management--Compensation and Benefits to Directors
                                                and Officers--Interest of Management in Certain
                                                Transactions........................................124
                                                Management--Compensation and Benefits to Directors
                                                and Officers--Loans.................................123
                                                Market Price Information............................161
                                                Note B.2 in Notes to Consolidated Financial
                                                Statements..........................................F-35

8          Financial Information                Report of Independent Registered Public Accounting
                                                Firm................................................F-2
                                                Consolidated Financial Statements and the notes
                                                thereto.............................................F-3
                                                Operating and Financial Review and Prospects-- Major
                                                Events Affecting Results and Financial Condition.... 73
                                                Business--Legal and Regulatory Proceedings.......... 64
                                                Dividends...........................................165

9          The Offer and Listing                Market Price Information............................161
                                                Restriction on Foreign Ownership of Indian
                                                Securities..........................................163

10         Additional Information               Additional Information..............................174
                                                Exchange Controls...................................158
                                                Taxation............................................167
                                                Restriction on Foreign Ownership of Indian
                                                Securities..........................................163
                                                Dividends...........................................165
                                                Subsidiaries and Joint Ventures..................... 56

11         Quantitative and Qualitative         Business--Risk Management--Quantitative and
           Disclosures About Market Risk        Qualitative Disclosures About Market Risk........... 36

12         Description of Securities Other
           than Equity Securities               Not applicable

Part II-
13         Defaults, Dividend Arrearages and
           Delinquencies                        Not applicable

14         Material Modifications to the
           Rights of Security Holders and Use
           of Proceeds                          Not applicable

15         Controls and Procedures              Business--Risk Management--Controls and
                                                Procedures...........................................45

16         [Reserved]                           Not applicable

16A        Audit Committee Financial Expert     Management--Corporate Governance--Audit Committee...116

16B        Code of Ethics                       Management--Corporate Governance--Code of Ethics....118

16C        Principal Accountant Fees and        Management--Corporate Governance--Principal
           Services                             Accountant Fees and Services........................118

16D        Exemptions from the Listing
           Standards for Audit Committees       Not applicable

16E        Purchases of Equity Securities by    Business--Shareholding Structure and Relationship
           the Issuer and Affiliated            with the Government of India.........................18
           Purchasers

Part III-
17         Financial Statements                 See Item 18

18         Financial Statements                 Report of Independent Registered Public Accounting
                                                Firm.................................................F-2
                                                Consolidated Financial Statements and the notes
                                                thereto..............................................F-3

19         Exhibits                             Exhibit index and attached exhibits..................Exh-1

                              CERTAIN DEFINITIONS

     ICICI Limited, ICICI Personal Financial Services Limited and ICICI Capital Services Limited amalgamated with and into ICICI Bank Limited, effective March 30, 2002 for accounting purposes under generally accepted accounting principles in India ("Indian GAAP"). In this annual report, all references to "we", "our" and "us" are to ICICI Bank Limited and its consolidated subsidiaries and other consolidated entities under Indian GAAP subsequent to the amalgamation. References to specific data applicable to particular subsidiaries or other consolidated entities are made by reference to the name of that particular entity. References to "ICICI Bank" are, as the context requires, to ICICI Bank Limited on an unconsolidated basis subsequent to the amalgamation, to ICICI Bank Limited on an unconsolidated basis prior to the amalgamation, or to both. References to "ICICI" are to ICICI Limited and its consolidated subsidiaries and other consolidated entities under Indian GAAP prior to the amalgamation. References to "ICICI Personal Financial Services" are to ICICI Personal Financial Services Limited. References to "ICICI Capital Services" are to ICICI Capital Services Limited. References to the "amalgamation" are to the amalgamation of ICICI, ICICI Personal Financial Services and ICICI Capital Services with and into ICICI Bank. References to "the Scheme of Amalgamation" are to the Scheme of Amalgamation of ICICI, ICICI Personal Financial Services and ICICI Capital Services with ICICI Bank sanctioned by the High Court of Gujarat at Ahmedabad on March 7, 2002 and by the High Court of Judicature at Bombay on April 11, 2002 and approved by the Reserve Bank of India on April 26, 2002.

     The amalgamation of ICICI, ICICI Personal Financial Services and ICICI Capital Services with us was accounted for using the purchase method of accounting under Indian GAAP. The date of the amalgamation for accounting purposes under Indian GAAP was the Appointed Date under the Scheme of Amalgamation approved by the High Courts of Bombay and Gujarat and the Reserve Bank of India, which was March 30, 2002. Accordingly, our profit and loss account prepared in accordance with Indian GAAP for fiscal 2002 includes the results of operations of ICICI, ICICI Personal Financial Services and ICICI Capital Services for only two days, i.e., March 30 and 31, 2002, although our balance sheet for fiscal 2002 reflects the full impact of the amalgamation. As a result of the above, the profit and loss account for fiscal 2003 is not comparable with the profit and loss accounts for fiscal 2002 and prior years.

     In the financial statements contained in this annual report and the notes thereto, all references to "the Company" are to ICICI Bank Limited and its consolidated subsidiaries and other consolidated entities under Indian GAAP subsequent to the amalgamation, all references to the "acquiree" are to ICICI Limited prior to the amalgamation and all references to the "acquirer" are to ICICI Bank Limited prior to the amalgamation.

     All references to the "Companies Act" and the "Banking Regulation Act" are to the Companies Act, 1956 and the Banking Regulation Act, 1949 as passed by the Indian Parliament and subsequently amended

     Pursuant to the issuance and listing of our securities in the United States under registration statements filed with the United States Securities Exchange Commission, we file annual reports on Form 20-F which must include financial statements prepared under generally accepted accounting principles in the United States (US GAAP) or financial statements prepared according to a comprehensive body of accounting principles with a reconciliation of net income and stockholders' equity to US GAAP. When we first listed our securities in the United States, Indian GAAP was not considered a comprehensive body of accounting principles under US securities laws and regulations. Accordingly, our annual reports on Form 20-F for fiscal years 2000 through 2005 have included US GAAP financial statements. However, pursuant to a significant expansion of Indian accounting standards, Indian GAAP constitutes a comprehensive body of accounting principles. Accordingly, we have included in this annual report consolidated financial statements prepared according to Indian GAAP, with a reconciliation of net income and stockholders' equity to US GAAP and a description of significant differences between Indian GAAP and US GAAP.

                           FORWARD-LOOKING STATEMENTS

     We have included statements in this annual report which contain words or phrases such as "will", "would", "aim", "aimed", "will likely result", "is likely", "are likely", "believe", "expect", "expected to", "will continue", "will achieve", "anticipate", "estimate", "estimating", "intend", "plan", "contemplate", "seek to", "seeking to", "trying to", "target", "propose to", "future", "objective", "goal", "project", "should", "can", "could", "may", "will pursue", "our judgment" and similar expressions or variations of such expressions, that are "forward-looking statements". Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, the actual growth in demand for banking and other financial products and services, our ability to successfully implement our strategy, including our use of the Internet and other technology, our rural expansion, our ability to integrate recent or future mergers or acquisitions into our operations, our ability to manage the increased complexity of the risks we face following our rapid international growth, future levels of non-performing and restructured loans, our growth and expansion in domestic and overseas markets, the adequacy of our provisions for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, including on the assets and liabilities of ICICI, a former financial institution not subject to Indian banking regulations, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains, losses or impact on net interest income and net income could materially differ from those that have been estimated.

     In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this annual report include, but are not limited to, the monetary and interest rate policies of India and the other markets in which we operate, natural calamities, general economic, financial or political conditions, instability or uncertainty in India, southeast Asia, or any other country which have a direct or indirect impact on our business activities or investments, caused by any factor including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region, military armament or social unrest in any part of India, inflation, deflation, unanticipated turbulence in interest rates, changes or volatility in the value of the rupee, foreign exchange rates, equity prices or other market rates or prices, the performance of the financial markets in general, changes in domestic and foreign laws, regulations and taxes, changes in the competitive and pricing environment in India, and general or regional changes in asset valuations. For a further discussion on the factors that could cause actual results to differ, see the discussion under "Risk Factors" included elsewhere in this annual report.

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

     In early July 1991, the government adjusted the Indian rupee downward by an aggregate of approximately 20.0% against the dollar. The adjustment was effected as part of an economic package designed to overcome economic and foreign exchange problems. After the Indian rupee was made convertible on the current account in March 1993, it depreciated on an average annual basis at a rate of approximately 5-6%. During fiscal 2003 and fiscal 2004, however, the rupee appreciated against the US dollar, from Rs. 49.06 per US$ 1.00 at May 31, 2002 to Rs. 43.40 per US$ 1.00 at March 31, 2004. The rupee depreciated against the dollar by 0.5% during fiscal 2005 and by 2.0% during fiscal 2006. During fiscal 2007 (through September 22, 2006) the rupee depreciated against the dollar by 2.9%, moving from Rs. 44.48 per US$ 1.00 at March 31, 2006 to Rs.
45.77 per US$ 1.00 at September 22, 2006. The following table sets forth, for the periods indicated, certain information concerning the exchange rates between Indian rupees and US dollars based on the noon buying rate.

Fiscal Year                                        Period End(1)  Average(1) (2)
-------------------------------------------------  -------------  --------------
2002.............................................       48.83         47.81
2003.............................................       47.53         48.36
2004.............................................       43.40         45.78
2005.............................................       43.62         44.87
2006.............................................       44.48         44.20
2007 (through September 22, 2006)................       45.77         45.95

Month                                                    High          Low
-------------------------------------------------       -----         ----
March 2006.......................................       44.58         44.09
April 2006.......................................       45.09         44.39
May 2006.........................................       46.22         44.69
June 2006........................................       46.25         45.50
July 2006........................................       46.83         45.84
August 2006......................................       46.61         46.32
September 2006 (through September 22, 2006)......       46.38         45.74

-----------
(1) The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.

(2) Represents the average of the noon buying rate on the last day of each month during the period.


     Although certain rupee amounts in this annual report have been translated into dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated below, or at all. Except in the section on "Market Price Information", all translations from rupees to dollars are based on the noon buying rate in the City of New York for cable transfers in rupees at March 31, 2006. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate at March 31, 2006 was Rs. 44.48 per US$ 1.00 and at September 22, 2006 was Rs. 45.77 per US$ 1.00.

                                  RISK FACTORS

     You should carefully consider the following risk factors as well as the other information contained in this annual report in evaluating us and our business.

Risks Relating to India

   A slowdown in economic growth or rise in interest rates in India could cause our business to suffer.

     Any slowdown in the Indian economy or volatility of global commodity prices, in particular oil and steel prices, could adversely affect our borrowers and contractual counterparties. Because of the importance of our commercial banking operations for retail customers and the increasing importance of our agricultural loan portfolio to our business, any slowdown in the growth of the housing, automobiles and agricultural sectors could adversely impact our business. Since 2004, interest rates in the Indian economy have increased significantly. Slowdown in demand for loans from corporate customers, retail customers and customers in the agricultural sector, including due to higher interest rates, could adversely impact our business, including our ability to grow our asset portfolio, the quality of our assets, our financial performance, our stockholders' equity, our ability to implement our strategy and the price of our equity shares and ADSs.

   A significant increase in the price of crude oil could adversely affect the Indian economy, which could adversely affect our business.

     India imports approximately 70.0% of its requirements of crude oil, which were approximately 31.3% of total imports in fiscal 2006. For example, the sharp increase in global crude oil prices during fiscal 2001 adversely affected the Indian economy in terms of volatile interest and exchange rates. This adversely affected the overall state of liquidity in the banking system leading to intervention by the Reserve Bank of India. Since 2004, there has been a sharp increase in global crude oil prices which was due to both increased demand and pressure on production and refinery capacity, and political and military tensions in key oil-producing regions. The full burden of the oil price increase has not yet been passed through to Indian consumers and has been substantially absorbed by the government and government-owned oil marketing companies. Sustained high levels, further increases or volatility of oil prices and the pass-through of increases to Indian consumers could have a material negative impact on the Indian economy and the Indian banking and financial system in particular, including through a rise in inflation and market interest rates and a higher trade deficit. This could adversely affect our business including our liquidity, our ability to grow, the quality of our assets, our financial performance, our stockholders' equity, our ability to implement our strategy and the price of our equity shares and ADSs.

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

     India has experienced natural calamities like earthquakes, floods and drought in the past few years. The extent and severity of these natural disasters determine their impact on the Indian economy. For example, in fiscal 2003, many parts of India received significantly less than normal rainfall. As a result of the drought conditions in the economy during fiscal 2003, the agricultural sector recorded a negative growth of 7.0%. Also, the erratic progress of the monsoon in fiscal 2005 adversely affected sowing operations for certain crops and resulted in a decline in the growth rate of the agricultural sector from 10.0% in fiscal 2004 to 0.7% in fiscal 2005. The agricultural sector grew by 3.9% in fiscal 2006. Further prolonged spells of below or above normal rainfall or other natural calamities could adversely affect the Indian economy and our business, especially in view of our strategy of increasing our exposure to rural India.

   Financial difficulty and other problems in certain financial institutions in India could adversely affect our business and the price of our equity shares and ADSs.

     As an Indian bank, we are exposed to the risks of the Indian financial system which may be affected by the financial difficulties faced by certain Indian financial institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships. This risk, which is sometimes referred to as "systemic risk", may adversely affect financial intermediaries, such as clearing agencies, banks, securities firms and exchanges with whom we interact on a daily basis. Any such difficulties or instability of the Indian financial system in general could create an adverse market perception about Indian financial institutions and banks and adversely affect our business. See also "Overview of the Indian Financial Sector". As the Indian financial system operates within an emerging market, it faces risks of a nature and extent not typically faced in more developed economies, including the risk of deposit runs notwithstanding the existence of a national deposit insurance scheme. For example, in April 2003, unsubstantiated rumors, believed to have originated in Gujarat, a state in India, alleged that we were facing liquidity problems. Although our liquidity position was sound, we witnessed higher than normal deposit withdrawals on account of these unsubstantiated rumors for several days in April 2003. We successfully controlled the situation in this instance, but any failure to control such situations in the future could result in high volumes of deposit withdrawals which could adversely impact our liquidity position.

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

   Any downgrading of India's debt rating by an international rating agency could adversely affect our business, our liquidity and the price of our equity shares and ADSs.

     Any adverse revisions to India's credit ratings for domestic and international debt by international rating agencies may adversely affect our business and limit our access to capital markets and decrease our liquidity.

Risks Relating to Our Business

   Our business is particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance.

     As a result of certain reserve requirements of the Reserve Bank of India, we are more structurally exposed to interest rate risk than banks in many other countries. See "Supervision and Regulation -- Legal Reserve Requirements". These requirements result in our maintaining a large portfolio of fixed income government of India securities, and we could be materially adversely impacted by a rise in interest rates, especially if the rise were sudden or sharp. These requirements also have a negative impact on our net interest income and net interest margin because we earn interest on a portion of our assets at rates that are generally less favorable than those typically received on our other interest-earning assets. If the yield on our interest-earning assets does not increase at the same time or to the same extent as our cost of funds, or if our cost of funds does not decline at the same time or to the same extent as the yield on our interest-earning assets, our net interest income and net interest margin would be adversely impacted. We are also exposed to interest rate risk through our treasury operations and our subsidiary, ICICI Securities Limited, which is a primary dealer in government of India securities. A rise in interest rates or greater interest rate volatility could adversely affect our income from treasury operations or the value of our fixed income securities trading portfolio. Sharp and sustained increases in the rates of interest charged on floating rate home loans, which are a material proportion of our loan portfolio, would result in extension of loan maturities and higher monthly installments due from borrowers, which could result in higher rates of default in this portfolio.

   ICICI's loans included project finance assistance, a substantial portion of which is particularly vulnerable to completion and other risks.

     Long-term project finance assistance was a significant proportion of ICICI's asset portfolio and continues to be a part of our loan portfolio. The viability of these projects depends upon a number of factors, including market demand, government policies and the overall economic environment in India and the international markets. These projects are particularly vulnerable to a variety of risks, including completion risk and counterparty risk, which could adversely impact their ability to generate revenues. We cannot be sure that these projects will perform as anticipated. In the past, we experienced a high level of default and restructuring in our project finance loan portfolio as a result of the downturn in certain global commodity markets and increased competition in India. Future project finance losses or high levels of loan restructuring could have a materially adverse effect on our profitability and the quality of our loan portfolio.

   We have a high concentration of loans to certain customers and sectors and if a substantial portion of these loans become non-performing, the overall quality of our loan portfolio, our business and the price of our securities could be adversely affected.

     Our loan portfolio and non-performing asset portfolio have a high concentration in certain customers and sectors. See "Business -- Loan Portfolio -- Loan Concentration". In the past, certain of these borrowers and sectors have been adversely affected by economic conditions in varying degrees. Credit losses or financial difficulties of these borrowers and sectors in the future could adversely affect our business, our financial performance, our stockholders' equity and the price of our equity shares and ADSs.

   If we are not able to control the level of non-performing assets in our portfolio, our business will suffer.

     We have experienced rapid growth in our retail loan portfolio. See "Business -- Loan Portfolio -- Loan Concentration". Various factors, including a rise in unemployment, prolonged recessionary conditions, a sharp and sustained rise in interest rates, developments in the Indian economy, movements in global commodity markets and exchange rates and global competition could cause an increase in the level of non-performing assets and have a material adverse impact on the quality of our loan portfolio. In addition, under the directed lending norms of the Reserve Bank of India, we are required to extend 50.0% of our residual domestic net bank credit (excluding the advances of ICICI) to certain eligible sectors, which are categorized as "priority sectors". See "Business -- Loan Portfolio -- Loan Concentration -- Directed Lending". We may experience a significant increase in non-performing assets in our directed lending portfolio, particularly loans to the agricultural sector and small-scale industries, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. Any change by the Reserve Bank of India in the directed lending norms may result in our inability to meet the priority sector lending requirements as well as require us to increase our lending to relatively riskier segments and may result in an increase in non-performing assets in the directed lending portfolio. We may not be able to control or reduce the level of non-performing assets in our project and corporate finance portfolio. We may not be successful in our efforts to improve collections and foreclose on non-performing assets. We also have investments in security receipts arising out of the sale of non-performing assets by us to Asset Reconstruction Company (India) Limited, a reconstruction company registered with the Reserve Bank of India. See "Business -- Classification of Loans". There can be no assurance that Asset Reconstruction Company (India) Limited will be able to recover these assets and redeem our investments in security receipts and that there will be no reduction in the value of these investments.

     If we are not able to control or reduce the level of non-performing assets, the overall quality of our loan portfolio may deteriorate and our business may be adversely affected.

   Further deterioration of our non-performing asset portfolio and an inability to improve our provisioning coverage as a percentage of gross non-performing assets could adversely affect the price of our equity shares and ADSs.

     Although we believe that our total provisions will be adequate to cover all known losses in our asset portfolio, there can be no assurance that there will be no deterioration in the provisioning coverage as a percentage of gross non-performing assets or otherwise or that the percentage of non-performing assets that we will be able to recover will be similar to our and ICICI's past experience of recoveries of non-performing assets. In the event of any further deterioration in our non-performing asset portfolio, there could be an adverse impact on our business, our future financial performance, our stockholders' equity and the price of our equity shares and ADSs.

   The value of our collateral may decrease or we may experience delays in enforcing our collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security exposing us to a potential loss.

     A substantial portion of our loans to corporate and retail customers are secured by collateral. See "Business -- Classification of Loans -- Non-Performing Asset Strategy". Changes in asset prices may cause the value of our collateral to decline and we may not be able to realize the full value of our collateral as a result of delays in bankruptcy and foreclosure proceedings, defects in the perfection of collateral, fraudulent transfers by borrowers and other factors, including legislative changes and judicial pronouncements. Failure to recover the expected value of collateral could expose us to potential losses, which could adversely affect our business, our future financial performance, our stockholders' equity and the price of our equity shares and ADSs.

   The failure of our restructured loans to perform as expected or a significant increase in the level of restructured loans in our portfolio could affect our business.

     Our standard assets include restructured standard loans. See "Business - Classification of Loans - Restructured Loans" Our borrowers' requirements to restructure their loans can be attributed to several factors, including increased competition arising from economic liberalization in India, variable industrial growth, a sharp decline in commodity prices, the high level of debt in the financing of projects and capital structures of companies in India and the high interest rates in the Indian economy during the period in which a large number of projects contracted their borrowings. These factors reduced profitability for certain of our borrowers and also resulted in the restructuring of certain Indian companies in sectors including iron and steel, textiles and cement. The failure of these borrowers to perform as expected or a significant increase in the level of restructured loans in our portfolio could adversely affect our business, our future financial performance, our stockholders' equity and the price of our equity shares and ADSs.

   We face greater credit risks than banks in developed economies.

     Our credit risk is higher because most of our borrowers are based in India. Unlike several developed economies, a nationwide credit bureau has become operational in India only recently. This may affect the quality of information available to us about the credit history of our borrowers, especially individuals and small businesses. In addition, the credit risk of our borrowers, particularly small and middle market companies, is higher than borrowers in more developed economies due to the greater uncertainty in the Indian regulatory, political, economic and industrial environment and the difficulties of many of our corporate borrowers to adapt to global technological advances. Also, several of our corporate borrowers suffered from low profitability because of increased competition from economic liberalization, a sharp decline in commodity prices, a high debt burden and high interest rates in the Indian economy at the time of their financing, and other factors. The above factors may lead to an increase in the level of our non-performing and restructured assets and there could be an adverse impact on our business, our future financial performance, our stockholders' equity and the price of our equity shares and ADSs.

   Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected.

     Most of our incremental funding requirements, including replacement of maturing liabilities of ICICI (which generally had longer maturities), are met through short-term funding sources, primarily in the form of deposits including inter-bank deposits. Our customer deposits generally have a maturity of less than one year. However, a large portion of our assets, primarily the assets of ICICI and our home loan portfolio, have medium or long-term maturities, creating the potential for funding mismatches. Our ability to raise fresh deposits and grow our deposit base depends in part on our ability to expand our network of branches, which requires the approval of the Reserve Bank of India. In September 2005, the Reserve Bank of India replaced the existing system of granting authorizations for opening individual branches with a system of giving aggregated approvals covering both branches and existing non-branch channels like ATMs, on an annual basis. The Reserve Bank of India has thus far not granted us authorizations pursuant to this new system. High volumes of deposit withdrawals or failure of a substantial number of our depositors to roll over deposited funds upon maturity or to replace deposited funds with fresh deposits as well as our inability to grow our deposit base, could have an adverse effect on our liquidity position, our business, our future financial performance, our stockholders' equity and the price of our equity shares and ADSs. See also "-- Financial difficulty and other problems in certain financial institutions in India could adversely affect our business and the price of our equity shares and ADSs".

   We are subject to legal and regulatory risk which may adversely affect our business and the price of our equity shares and ADSs.

     We are subject to a wide variety of banking and financial services laws and regulations and a large number of regulatory and enforcement authorities in each of the jurisdictions in which we operate. The laws and regulations governing the banking and financial services industry have become increasingly complex governing a wide variety of issues, including interest rates, liquidity, capital adequacy, securitization, investments, ethical issues, money laundering, privacy, record keeping, outsourcing and marketing and selling practices, with sometimes overlapping jurisdictional or enforcement authorities.

     Failure to comply with applicable regulations in various jurisdictions, including unauthorized actions by employees, representatives, agents and third parties, suspected or perceived failures and media reports, and ensuing inquiries or investigations by regulatory and enforcement authorities, has resulted, and may result in regulatory action including financial penalties and restrictions on or suspension of the related business operations. For example, in fiscal 2006, the Reserve Bank of India imposed a penalty of Rs. 0.5 million (US$ 10,900) on us in connection with our role as collecting bankers in certain public offerings of equity by companies in India.

     In addition, a failure to comply with the applicable regulations in various jurisdictions by our employees, representatives, agents and third party service providers, either in or outside the course of their services, or suspected or perceived failures by them, may result in inquiries or investigations by regulatory and enforcement authorities, in regulatory or enforcement action against either us or such employees, representatives, agents and third party service providers or both and such actions may, amongst other consequences, impact our reputation, result in adverse media reports, lead to increased or enhanced regulatory or supervisory concerns, lead to additional costs, penalties, claims and expenses being incurred by us or impact adversely our ability to conduct business owing to implications on business continuity, possible distraction, lack of proper attention or time by such employees, representatives, agents and third party service providers to their official roles and duties, or suspension or termination by us of their services and having to find suitable replacements apart from personal liability, financial or other penalties and restrictions that may be imposed on or suffered by them including personal liability for criminal violation.

     If we fail to manage our legal and regulatory risk in the many jurisdictions in which we operate, including some or all of the compliance failures, our business could suffer, our reputation could be harmed and we would be subject to additional legal risk. This could, in turn, increase the size and number of claims and damages asserted against us or subject us to regulatory investigations, enforcement actions or other proceedings, or lead to increased regulatory or supervisory concerns. We may also be required to spend additional time and resources on any remedial measures which could have an adverse effect on our business.

     Despite our best efforts to comply with all applicable regulations, there are a number of risks that cannot be completely controlled. Our rapid international expansion has led to increased risk in this respect. Regulators in every jurisdiction in which we operate or have listed our securities have the power to bring administrative or judicial proceedings against us (or our employees, representatives, agents and third party service providers), which could result, among other things, in suspension or revocation of one or more of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially harm our results of operations and financial condition.

     We cannot predict the timing or form of any current or future regulatory or law enforcement initiatives, which we note are increasingly common for international banks, but we would expect to cooperate with any such regulatory investigation or proceeding.

   Regulatory changes or enforcement initiatives in India or other jurisdictions in which we operate could adversely affect our business and the price of our equity shares and ADSs.

     The laws and regulations or the regulatory or enforcement environment in any of those jurisdictions in which we operate may change at any time and may have an adverse effect on the products or services we offer, the value of our assets or our business in general. In its mid-term review of the annual policy statement for fiscal 2005, the Reserve Bank of India increased the risk weight for the computation of capital adequacy from 50% to 75% in the case of housing loans and from 100% to 125% in the case of consumer credit (including personal loans and credit cards) as a temporary counter-cyclical measure. In July 2005, the Reserve Bank of India increased the risk weight for capital market exposure and exposure to commercial real estate from 100% to 125%. In October 2005, in its mid-term review of the annual policy statement for fiscal 2005, the Reserve Bank of India increased the requirement of general provisioning for standard advances from 0.25% to 0.40% except direct advances to agriculture and small and medium enterprise sectors. In February 2006, the Reserve Bank of India issued its final guidelines on securitization of standard assets under which we are, in respect of transactions after February 1, 2006, required to maintain higher capital for credit enhancements and also amortize the gains on sale of loans through securitizations over the life of the securities issued. Effective April 1, 2006, the Reserve Bank of India increased the requirement of general provisioning for certain categories of advances from 0.40% to 1.00% and also increased the risk weight on exposures to commercial real estate from 125.0% to 150.0%. Pursuant to the recent amendment to the Reserve Bank of India Act, no interest is payable on cash reserve ratio balances, on which interest was hitherto paid by the Reserve Bank of India. In August 2006, the Reserve Bank of India revised its guidelines on investments by banks in other financial services entities and venture capital funds, which may restrict our ability to make further investments in our insurance and international subsidiaries. Similar changes in the future could have an adverse impact on our growth, capital adequacy and profitability. Any change by the Reserve Bank of India in the directed lending norms may result in our inability to meet the priority sector lending requirements as well as require us to increase our lending to relatively riskier segments and may result in an increase in non-performing assets in the directed lending portfolio.

     We have experienced rapid international growth in the last three years which has increased the complexity of the risks that we face.

     Until very recently, we operated only in India. Beginning in fiscal 2004, we began a rapid international expansion opening banking subsidiaries in the United Kingdom, Canada and Russia, branches in Hong Kong, Bahrain, Singapore, Sri Lanka and Dubai International Finance Centre and representative offices in the United States, United Arab Emirates, China, South Africa and Bangladesh. As of the year ended March 31, 2006, the assets of these banking subsidiaries and branches were about 14% of the consolidated assets of ICICI Bank and its banking subsidiaries. In addition, we have substantially expanded, in a number of jurisdictions, our services to non-resident Indians for the remittance of funds to India.

     This rapid international expansion into banking in multiple jurisdictions exposes us to a new variety of regulatory and business challenges and risks, including cross-cultural risk and has increased the complexity of our risks in a number of areas including currency risks, interest rate risks, compliance risk, regulatory and reputational risk and operational risk. See also "We are subject to legal and regulatory risk which may adversely affect our business and the price of our equity shares and ADSs". The skills required for this business could be different from those required for our Indian business and we may not be able to attract the required talented professionals. If we are unable to manage these risks, our business and the price of our equity shares and ADSs could be adversely affected.

   A determination against us in respect of disputed tax assessments may adversely impact our financial performance.

     We have been assessed a significant amount in additional taxes by the government of India's tax authorities in excess of our provisions. See "Business -- Legal and Regulatory Proceedings". We have appealed all of these demands. While we expect that no additional liability will arise out of these disputed demands, there can be no assurance that these matters will be settled in our favor or that no further liability will arise out of these demands. Any additional tax liability may adversely impact our financial performance, stockholders' equity and the price of our equity shares and ADSs.

   We are involved in various litigations and any final judgment awarding material damages against us could have a material adverse impact on our future financial performance, our stockholders' equity and the price of our equity shares and ADSs.

     We are often involved in litigations for a variety of reasons, which generally arise because we seek to recover our dues from borrowers or because customers seek claims against us. The majority of these cases arise in the normal course and we believe, based on the facts of the cases and consultation with counsel, that these cases generally do not involve the risk of a material adverse impact on our financial performance or stockholders' equity. Where we assess that there is a probable risk of loss, it is our policy to make provisions for the loss. However, we do not make provisions or disclosures in our financial statements where our assessment is that the risk is insignificant. See "Business -- Legal and Regulatory Proceedings". We cannot guarantee that the judgments in any of the litigations in which we are involved would be favorable to us. If our assessment of the risk changes, our view on provisions will also change.

   Our rapid retail expansion in India, our rural initiative and our insurance ventures expose us to increased risk that may adversely affect our business.

     We are a relatively new entrant in the retail and insurance businesses and have experienced rapid growth in our retail loan portfolio. Our joint ventures in life insurance and general insurance have experienced rapid growth in their business volumes. Our branch network has also significantly expanded and we are entering into new, smaller second tier cities within India as part of this growth strategy. In addition, we are now beginning a rural initiative designed to bring our products and services into many rural areas. This rapid growth of the retail loan business and the insurance businesses as well as the rural initiative exposes us to increased risks within India including the risk that our impaired loans may grow faster than anticipated, the risk that we may not be able to raise the substantial capital required for these businesses, increased operational risk, increased fraud risk and increased regulatory and legal risk. See also "We are subject to legal and regulatory risk which may adversely affect our business and the price of our equity shares and ADSs".

   If we are not able to integrate any future acquisitions, our business could be disrupted.

     We may seek opportunities for growth through acquisitions and mergers or may be required to undertake mergers mandated by the Reserve Bank of India. Any future acquisitions or mergers may involve a number of risks, including deterioration of asset quality, diversion of our management's attention required to integrate the acquired business and the failure to retain key acquired personnel and clients, leverage synergies or rationalise operations, or develop the skills required for new businesses and markets, or unknown and known liabilities, some or all of which could have an adverse effect on our business.

   We are exposed to fluctuations in foreign exchange rates.

     As a financial intermediary we are exposed to exchange rate risk. See "Risk Management -- Quantitative and Qualitative Disclosures About Market Risk -- Exchange Rate Risk". Adverse movements and volatility in foreign exchange rates may adversely affect our borrowers, the quality of our exposure to our borrowers and our business.

   Our business is very competitive and our growth strategy depends on our ability to compete effectively.

     Within the Indian market, we face intense competition from Indian and foreign commercial banks in all our products and services. Foreign banks also operate in India through non-banking finance companies. Further liberalization of the Indian financial sector could lead to a greater presence or new entries of foreign banks offering a wider range of products and services, which would significantly toughen our competitive environment. In addition, the Indian financial sector may experience further consolidation, resulting in fewer banks and financial institutions, some of which may have greater resources than us. The government of India has indicated its support for consolidation among government-owned banks. The Reserve Bank of India has announced a road map for the presence of foreign banks in India that would, after a review in 2009, allow foreign banks to acquire up to a 74.0% shareholding in an Indian private sector bank. See "Business -- Competition" and "Overview of the Indian Financial Sector -- Commercial Banks -- Foreign Banks". Due to competitive pressures, we may be unable to successfully execute our growth strategy and offer products and services at reasonable returns and this may adversely impact our business.

     In our international operations we face intense competition from the full range of competitors in the financial services industry, both banks and non-banks and both Indian and foreign banks. We remain a small to mid-size player in the international markets and many of our competitors have resources much greater than our own.

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

     Given the increasing share of retail products and services and transaction banking services in our total business, the importance of systems technology to our business has increased significantly. Our principal delivery channels include ATMs, call centers and the Internet. Any failure in our systems, particularly for retail products and services and transaction banking, could significantly affect our operations and the quality of our customer service and could result in business and financial losses and adversely affect the price of our equity shares and ADSs.

   There is operational risk associated with our industry which, when realized, may have an adverse impact on our business.

     We, like all financial institutions, are exposed to many types of operational risk, including the risk of fraud or other misconduct by employees or outsiders, unauthorized transactions by employees and third parties (including violation of regulations for prevention of corrupt practices, and other regulations governing our business activities), or operational errors, including clerical or recordkeeping errors or errors resulting from faulty computer or telecommunications systems. We use direct marketing associates for marketing our retail credit products. We also outsource some functions to other agencies. Given our high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. In addition, our dependence upon automated systems to record and process transactions may further increase the risk that technical system flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect. We may also be subject to disruptions of our operating systems, arising from events that are wholly or partially beyond our control (including, for example, computer viruses or electrical or telecommunication outages), which may give rise to a deterioration in customer service and to loss or liability to us. We are further exposed to the risk that external vendors may be unable to fulfill their contractual obligations to us (or will be subject to the same risk of fraud or operational errors by their respective employees as are we), and to the risk that our (or our vendors') business continuity and data security systems prove not to be sufficiently adequate. We also face the risk that the design of our controls and procedures prove inadequate, or are circumvented, thereby causing delays in detection or errors in information. Although we maintain a system of controls designed to keep operational risk at appropriate levels, like all banks we have suffered losses from operational risk and there can be no assurance that we will not suffer losses from operational risks in the future that may be material in amount, and our reputation could be adversely affected by the occurrence of any such events involving our employees, customers or third parties. For a discussion of how operational risk is managed, see "Business -- Risk Management -- Operational Risk".

   We are subject to credit, market and liquidity risk which may have an adverse effect on our credit ratings and our cost of funds.

     To the extent any of the instruments and strategies we use to hedge or otherwise manage our exposure to market or credit risk are not effective, we may not be able to mitigate effectively our risk exposures in particular market environments or against particular types of risk. Our balance sheet growth will be dependent upon economic conditions, as well as upon our determination to securitize, sell, purchase or syndicate particular loans or loan portfolios. Our trading revenues and interest rate risk are dependent upon our ability to properly identify, and mark to market, changes in the value of financial instruments caused by changes in market prices or rates. Our earnings are dependent upon the effectiveness of our management of migrations in credit quality and risk concentrations, the accuracy of our valuation models and our critical accounting estimates and the adequacy of our allowances for loan losses. To the extent our assessments, assumptions or estimates prove inaccurate or not predictive of actual results, we could suffer higher than anticipated losses. See also "-- Further deterioration of our non-performing asset portfolio and an inability to improve our provisioning coverage as a percentage of gross non-performing assets, could adversely affect the price of our equity shares and ADSs". The successful management of credit, market and operational risk is an important consideration in managing our liquidity risk because it affects the evaluation of our credit ratings by rating agencies. Rating agencies may reduce or indicate their intention to reduce the ratings at any time. See also "--Any downgrading of India's debt rating by an international rating agency could adversely affect our business, our liquidity and the price of our equity shares and ADSs". The rating agencies can also decide to withdraw their ratings altogether, which may have the same effect as a reduction in our ratings. Any reduction in our ratings (or withdrawal of ratings) may increase our borrowing costs, limit our access to capital markets and adversely affect our ability to sell or market our products, engage in business transactions, particularly longer-term and derivatives transactions, or retain our customers. This, in turn, could reduce our liquidity and negatively impact our operating results and financial condition. For more information relating to our ratings, see "Business -- Quantitative and Qualitative Disclosures About Market Risk -- Liquidity Risk".

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

     Attracting and retaining talented professionals is a key element of our strategy and we believe it to be a significant source of competitive advantage. See "Business -- Employees". Our inability to attract and retain talented professionals or the loss of key management personnel could have an adverse impact on our business.

   If we are required to change our accounting policies with respect to the expensing of stock options, our earnings could be adversely affected.

     We currently deduct the expense of employee stock option grants from our income based on the intrinsic value method and not on the fair value method. Had compensation costs for our employee stock options been determined in a manner consistent with the fair value approach, our profit after tax for fiscal 2006 would have been reduced to the pro forma amount of Rs. 23.7 billion (US$ 532 million) from Rs. 24.2 billion (US$ 544 million).

Risks Relating to the ADSs and Equity Shares

   You will not be able to vote your ADSs and your ability to withdraw equity shares from the depositary facility is uncertain and may be subject to delays.

     Our ADS holders have no voting rights unlike holders of our equity shares who have voting rights. For certain information regarding the voting rights of the equity shares underlying our ADSs, see "Business - Shareholding Structure and Relationship with the Government of India". If you wish, you may withdraw the equity shares underlying your ADSs and seek to vote the equity shares you obtain from the withdrawal. However, for foreign investors, this withdrawal process may be subject to delays and is subject to a cap of 49% on the total shareholding of foreign institutional investors and non-resident Indians in us. For a discussion of the legal restrictions triggered by a withdrawal of the equity shares from the depositary facility upon surrender of ADSs, see "Restriction on Foreign Ownership of Indian Securities".

   US investors will be subject to special tax rules, including the possible imposition of interest charges, if we are considered to be a passive foreign investment company.

     Based upon certain proposed US Treasury regulations which are to be effective for taxable years beginning after December 31, 1994 and upon certain management estimates, we do not expect to be a Passive Foreign Investment Company (a "PFIC"). However, since there can be no assurance that such proposed Treasury regulations will be finalized in their current form, and since the composition of our income and assets will vary over time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are a PFIC for any taxable year during which a US investor holds any of our equity shares or ADSs, the US investor would be subject to special adverse tax rules, including the possible imposition of interest charges (see "Taxation - United States Tax - Passive Foreign Investment Company Rules").

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

     Life Insurance Corporation of India and General Insurance Corporation of India, each of which is directly or indirectly controlled by the Indian government, and other government-owned general insurance companies are among our principal shareholders. Our other large shareholders include Allamanda Investments Pte. Limited, a subsidiary of Temasek Holdings Pte. Limited, Crown Capital Limited and Bajaj Auto Limited, an Indian private sector company. See "Business - Shareholding Structure and Relationship with the Government of India". Any substantial sale of our equity shares by these or other large shareholders could adversely affect the price of our equity shares and ADSs.

   Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs.

     The Indian securities markets are smaller and more volatile than securities markets in developed economies. In the past, the Indian stock exchanges have experienced high volatility and other problems that have affected the market price and liquidity of the listed securities, including temporary exchange closures, broker defaults, settlement delays and strikes by brokers. In March 1995, the Bombay Stock Exchange (the "BSE"), was closed for three days following a default by a broker. In March 2001, the BSE dropped 667 points or 15.6% and there were also rumors of insider trading in the BSE leading to the resignation of the BSE president and several other members of the governing board. In the same month, the Kolkata Stock Exchange suffered a payment crisis when several brokers defaulted and the exchange invoked guarantees provided by various Indian banks. In April 2003, the decline in the price of the equity shares of a leading Indian software company created volatility in the Indian stock markets and created temporary concerns regarding our exposure to the equity markets. On May 17, 2004, the BSE Sensex fell by 565 points from 5,070 to 4,505, creating temporary concerns regarding our exposure to the equity markets. Both the BSE and the National Stock Exchange (the "NSE") halted trading on the exchanges on May 17, 2004 in view of the sharp fall in prices of securities. The Indian securities markets experienced rapid appreciation during fiscal 2006 but underwent a sharp correction in May 2006. The securities markets have recovered partially since then but have exhibited relatively higher volatility. Further, from time to time, disputes have arisen between listed companies and stock exchanges and other regulatory bodies, which in some cases had a negative effect on market sentiment. In recent years, there have been changes in laws and regulations for the taxation of dividend income, which have impacted the Indian equity capital markets. See "Dividends". Similar problems or changes in the future could adversely affect the market price and liquidity of our equity shares and ADSs.

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

     ADSs issued by companies in certain emerging markets, including India, may trade at a discount or a premium to the underlying equity shares, in part because of the restrictions on foreign ownership of the underlying equity shares. See "Restriction on Foreign Ownership of Indian Securities". Historically, our ADSs have generally traded at a premium to the trading price of our underlying equity shares on the Indian stock exchanges. See "Market Price Information". We believe that this price premium resulted from the limited portion of our market capitalization represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs and an apparent preference among some investors to trade dollar-denominated securities. In fiscal 2006, we conducted a US$ 498 million offering of ADSs which increased the number of outstanding ADSs and we may conduct similar offerings in the future. Also, over time, some of the restrictions on the issuance of ADSs imposed by Indian law have been relaxed and other restrictions may also be relaxed in the future though the timing is uncertain. As a result, any premium enjoyed by the ADSs as compared to the equity shares may be reduced or eliminated as a result of offerings made or sponsored by us, changes in Indian law permitting further conversion of equity shares into ADSs or a change in investor preferences.

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

                                    BUSINESS

Overview

     We offer a wide range of banking products and services to corporate and retail customers through a variety of delivery channels. In fiscal 2006, we made a net profit of Rs. 24.20 billion (US$ 544 million) compared to a net profit of Rs. 18.52 billion (US$ 416 million) in fiscal 2005. At year-end fiscal 2006, we had assets of Rs. 2,772.30 billion (US$ 62.33 billion) and a net worth of Rs. 219.98 billion (US$ 4.9 billion). At year-end fiscal 2006, ICICI Bank was the second-largest bank in India and the largest bank in the private sector in terms of total assets and net profit.

     Our commercial banking operations for retail customers consist of retail lending and deposits, private banking, distribution of third party investment products and other fee-based products and services, as well as issuance of unsecured redeemable bonds. We provide a range of commercial banking and project finance products and services to India's leading corporations, growth-oriented middle market companies and small and medium enterprises, including loan products, fee and commission-based products and services, deposits and foreign exchange and derivatives products. We also offer agricultural and rural banking products. We offer investment banking services through our subsidiary, ICICI Securities Limited, including corporate advisory services, primary dealership in government securities and equity underwriting and brokerage. In addition, we provide venture capital funding to start-up companies and private equity to a range of companies through our venture capital and private equity fund management subsidiary ICICI Venture Funds Management Company. We provide a wide range of life and general insurance and asset management products and services, respectively, through our subsidiaries ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited and Prudential ICICI Asset Management Company Limited. ICICI Prudential Life Insurance Company Limited had a retail market share of about 32% in new business written (on weighted received premium basis) by private sector life insurance companies and about 12% in new business written (on weighted received premium basis) by all life insurance companies in India, during April-June 2006. ICICI Lombard General Insurance Company Limited had a market share of about 35% among the private sector general insurance companies and about 12% among all general insurance companies in India, during April-June 2006. Prudential ICICI Asset Management Company Limited was the largest player in the Indian mutual fund industry at June 30, 2006 with a market share of about 11% in terms of funds under management. We cross-sell the products of our insurance and asset management subsidiaries to our corporate and retail customers.

     We believe that international markets present a major growth opportunity, and therefore, we have expanded the range of our commercial banking products to international customers. We currently have banking subsidiaries in the United Kingdom, Canada and Russia, branches in Singapore, Dubai International Finance Centre, Sri Lanka, Hong Kong, offshore banking units in Mumbai and Bahrain and representative offices in the United States, China, United Arab Emirates, Bangladesh and South Africa. Our subsidiary in the United Kingdom has established a branch in Antwerp, Belgium. We have received approvals to establish representative offices in Thailand, Indonesia and Kenya.

     We deliver our products and services through a variety of channels, ranging from bank branches and ATMs to call centers and the Internet. At March 31, 2006, we had a network of 563 branches, 51 extension counters and 2,200 ATMs in 352 locations across several Indian states.

     Our legal name is ICICI Bank Limited but we are known commercially as ICICI Bank. We were incorporated on January 5, 1994 under the laws of India as a limited liability corporation. The duration of ICICI Bank is unlimited. Our principal corporate office is located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, India, our telephone number is +91 22 2653 1414 and our web site address is www.icicibank.com. Our agent for service of process in the United States is Mr. G.V.S. Ramesh, Joint General Manager, ICICI Bank Limited, New York Representative Office, 500 Fifth Avenue, Suite 2830, New York, New York 10110.

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

     At the time of the merger, both ICICI Bank and ICICI were publicly listed in India and on the New York Stock Exchange. The amalgamation was approved by each of the boards of directors of ICICI, ICICI Personal Financial Services, ICICI Capital Services and ICICI Bank at their respective board meetings held on October 25, 2001. The amalgamation was approved by ICICI Bank's and ICICI's shareholders at their extraordinary general meetings held on January 25, 2002 and January 30, 2002, respectively. The amalgamation was sanctioned by the High Court of Gujarat at Ahmedabad on March 7, 2002 and by the High Court of Judicature at Bombay on April 11, 2002. The amalgamation was approved by the Reserve Bank of India on April 26, 2002. The date of the amalgamation for accounting purposes under Indian GAAP was March 30, 2002.

Shareholding Structure and Relationship with the Government of India

     The following table sets forth, at September 23, 2006, certain information regarding the ownership of our equity shares.

                                                                                    Percentage of
                                                                                        total
                                                                                    equity shares  Number of equity
                                                                                     outstanding      shares held
                                                                                    -------------- ----------------
Government-controlled shareholders:
     Life Insurance Corporation of India.......................................          7.99          71,294,544
     General Insurance Corporation of India and government-owned general
       insurance companies.....................................................          4.19          37,436,760
     Other government-controlled institutions, corporations and banks..........          0.57           5,160,734
                                                                                     -----------      -----------
Total government-controlled shareholders.......................................         12.76         113,892,038
                                                                                     -----------      -----------
Other Indian investors:
     Individual domestic investors (1) (2).....................................          6.10          54,442,324
     Bajaj Auto Limited........................................................          4.33          38,612,181

                                                                                    Percentage of
                                                                                        total
                                                                                    equity shares  Number of equity
                                                                                     outstanding      shares held
                                                                                    -------------  ----------------
     Indian corporates and others (excluding Bajaj Auto Limited)...............          1.14          10,156,162
     Mutual funds and banks (other than government-controlled banks)...........          2.56          22,827,052
                                                                                     -----------      -----------
Total other Indian investors...................................................         14.12         126,037,719
                                                                                     -----------      -----------
Total Indian investors.........................................................         26.88         239,929,757
                                                                                     -----------      -----------

Foreign investors:
     Deutsche Bank Trust Company Americas, as depositary.......................         26.73         238,604,478
     Allamanda Investments Pte Limited.........................................          7.42          66,234,627
     Crown Capital Limited.....................................................          4.95          44,148,827
     Government of Singapore...................................................          2.30          20,538,096
     Foreign institutional investors, foreign banks, overseas corporate bodies and non-resident Indians (excluding Allamanda Investments Pte Limited,
       Crown Capital Limited and Government of Singapore)(1)(2)................         31.73         283,245,216
                                                                                     -----------      -----------
Total foreign investors........................................................         73.12         652,771,244
                                                                                     -----------      -----------
Total..........................................................................        100.00         892,701,001
                                                                                     ===========      ===========

---------
(1) Executive officers and directors as a group held around 0.5% of the equity shares as of this date.

(2) No single shareholder in this group owned 5.0% or more of ICICI Bank's equity shares as of this date.


     In April 2004, we issued 115,920,758 equity shares to foreign and domestic institutional investors and domestic retail investors at a price of Rs. 280 (US$ 6.29) per share, totaling Rs. 32.46 billion (US$ 730 million). In March 2005, we sponsored an offering of ADSs by our shareholders, resulting in the issuance of 20,685,750 ADSs representing 41,371,500 equity shares sold by our equity shareholders, at a price of US$ 21.11 per ADS, aggregating approximately US$ 437 million. The proceeds of the offering, net of expenses, were distributed to the selling shareholders. In fiscal 2006, we concluded a capital raising exercise issuing 148,204,556 equity shares, raising a total of Rs.
80.01 billion (US$ 1.8 billion) through the first simultaneous public issue in India and ADS issue in the United States, with a Public Offering Without Listing of ADSs in Japan. The issue was priced at Rs. 498.75 (US$ 11.21) per share for retail investors in India, Rs. 525 (US$ 11.80) per share for other investors in the Indian offering and US$ 26.75 per ADS.

     The holding of government-controlled shareholders was 12.76% at September 23, 2006 against 15.63% at June 30, 2005 and 17.08% at June 30, 2004. The
holding of Life Insurance Corporation of India was 7.99% at September 23, 2006 against 9.75% at June 30, 2005 and 10.09% at June 30, 2004.

     We operate as an autonomous and commercial enterprise, making decisions and pursuing strategies that are designed to maximize shareholder value, and the Indian government has never directly held any of our shares. There is no shareholders' agreement or voting trust relating to the ownership of the shares held by the government-controlled shareholders. We do not have any agreement with our government-controlled shareholders regarding management control, voting rights, anti-dilution or any other matter. The government of India has guaranteed certain of our domestic and multilateral borrowings. Under the terms of these loan and guarantee facilities provided by the government of India to us, the government of India is entitled to appoint and has appointed one representative to our board. We invite a representative of each of the government-controlled insurance companies that are among our principal institutional shareholders, Life Insurance Corporation of India and General Insurance Corporation of India to join our board. Mr. T. S. Vijayan, Chairman of Life Insurance Corporation of India was appointed as a director effective April 30, 2005. Mr. R. K. Joshi, Chairman-cum-Managing Director of General Insurance Corporation of India was appointed as a director effective October 13, 2005. See "Management--Directors and Executive Officers" for a discussion of the composition of our Board of Directors.

     The holding of other Indian investors was 14.12% at September 23, 2006 against 11.33% at June 30, 2005 and 13.11% at June 30, 2004. The total holding of Indian investors was 26.88% at September 23, 2006 against 26.96% at June 30, 2005 and 30.19% at June 30, 2004. The holding of foreign investors was 73.12% at September 23, 2006 against 73.04% at June 30, 2005 and 69.81% at June 30, 2004. See "Supervision and Regulation -- Reserve Bank of India Regulations -- Ownership Restrictions".

     Deutsche Bank Trust Company Americas holds the equity shares represented by 119.30 million ADSs outstanding as depositary on behalf of the holders of the ADSs. The ADSs are listed on the New York Stock Exchange. The depository has the right to vote on the equity shares represented by the ADSs, as directed by our Board of Directors. Under the Indian Banking Regulation Act, no person holding shares in a banking company can exercise more than 10.0% of the total voting power. This means that Deutsche Bank Trust Company Americas (as depositary), which held of record approximately 26.73% of our equity shares as of September 23, 2006 against 27.25% as of June 30, 2005 and 21.79% at June 30, 2004, could only vote 10.0% of our equity shares, in accordance with the directions of our Board of Directors. See "Overview of the Indian Financial Sector -- Recent Structural Reforms -- Proposed Amendments to the Banking Regulation Act". Except as stated above, no shareholder has differential voting rights.

     In fiscal 2006, neither we nor any subsidiary made any repurchases of our equity securities or ADSs, nor were any such repurchases made on our behalf or on behalf of a subsidiary.

Strategy

     Our objective is to enhance our position as a premier provider of banking and other financial services in India and to leverage our competencies in financial services and technology to develop an international business franchise.

     The key elements of our business strategy are to:

     o    focus on quality growth opportunities by:

          o maintaining and enhancing our strong retail and corporate franchise;

          o    building an international presence;

          o    strengthening our insurance and asset management businesses; and

          o    building a rural banking franchise.

     o    emphasize risk management practices and enhance asset quality;

     o    use technology for competitive advantage; and

     o    attract and retain talented professionals.

Overview of ICICI Bank's Products and Services

     We offer a variety of financial products and services in the areas of commercial banking, investment banking and insurance.

     Commercial Banking for Retail Customers

     We believe that the Indian retail financial services market is likely to continue to experience sustained growth in the future. With upward migration of household income levels, affordability and availability of retail finance and the acceptance of the use of credit to finance purchases, retail credit has emerged as a rapidly growing opportunity for banks that have the necessary skills and infrastructure to succeed in this business. We have capitalized on the growing retail opportunity in India and believe that we have emerged as a market leader in retail credit. The key dimensions of our retail strategy are innovative products, parity pricing, customer convenience, wide distribution, strong processes, prudent risk management and customer focus. Cross-selling of the entire range of credit and investment products and banking services to our customers is a critical aspect of our retail strategy.

     Our commercial banking operations for retail customers consist of retail lending and deposits, credit cards, depositary share accounts, distribution of third-party investment and insurance products, other fee-based products and services and issuance of unsecured redeemable bonds.

   Retail Lending Activities

     We offer a range of retail asset products, including home loans, automobile loans, commercial vehicle loans, two wheeler loans, personal loans, credit cards, loans against time deposits and loans against shares. We also fund dealers who sell automobiles, two wheelers, consumer durables and commercial vehicles. We have capitalized on the growing retail opportunity in India and believe that we have emerged as a market leader in retail credit, with an outstanding gross retail finance portfolio of Rs. 981.6 billion (US$
22.1 billion) at year-end fiscal 2006. Our retail asset products are generally fixed rate products repayable in equal monthly installments with the exception of our floating rate home loan portfolio, where any change in the benchmark rate to which the rate of interest on the loan is referenced is passed on to the borrower on the first day of the succeeding quarter. In general, any increase in the rate of interest payable on floating rate home loans is effected by an elongation of the repayment schedule and/or by changing the monthly installment amount. We have recently, based on the age of the borrower and the extended tenure of the loan, effected a part of the increase by an increase in the monthly installment amount. See also "Risk Factors -- Risks Relating to Our Business -- Our business is particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance".

     The following table sets forth, at the dates indicated, the composition of our gross (net of write-offs) retail finance portfolio.

                                                      At year-end fiscal 2006
                                                  ------------------------------
                                                       Rs.              US$
                                                  (in billions)    (in millions)
                                                  --------------  --------------
Home loans(1)....................................     505.1          11,356
Automobile loans.................................     188.7           4,243
Commercial vehicle and related loans.............     120.5           2,709
Personal loans...................................      61.1           1,374
Credit card receivables..........................      35.4             797
Two wheeler loans................................      21.0             472
Others(2)........................................      49.7           1,116
                                                  --------------  --------------
Total............................................     981.6          22,067
                                                  ==============  ==============
(1)  Includes developer financing

(2)  Includes dealer funding

   Lending to small and medium enterprises

     We are seeking to extend our reach to the small and medium enterprises sector. We provide supply chain financing, including the financing of selected customers of our corporate clients. We also provide financing on a cluster-based approach, that is financing of small enterprises that have a homogeneous profile such as apparel manufacturers and manufacturers of pharmaceuticals. We recently launched small business loans to meet the emerging opportunity of providing unsecured credit facilities to small businesses to meet their working capital needs. Funding under this facility is restricted to a maximum of Rs. 2.5 mn (US$ 56,205) per customer.

   Retail Deposits

     Our retail deposit products include time deposits and savings accounts. We also offer targeted products to specific customer segments such as high net worth individuals, defense personnel, trusts and businessmen, and have corporate salary account products. Further, we offer an international debit card in association with VISA International. At year-end fiscal 2006, we had a debit card base of about 8.1 million cards. We offer current account products to our small and medium enterprise customers.

     For a description of the Reserve Bank of India's regulations applicable to deposits in India and required deposit insurance, see "Supervision and Regulation -- Reserve Bank of Indian Regulations -- Regulations Relating to

Deposits" and "Supervision and Regulation -- Deposit Insurance". For more information on the type, cost and maturity profile of our deposits, see "-- Funding".

   Bond Issues

     We offer retail liability products in the form of a variety of unsecured redeemable bonds. The Reserve Bank of India has prescribed limits on issuance of bonds by banks. During fiscal 2006, we did not issue any bonds to retail investors. While we expect that deposits will continue to be our primary source of funding, we may conduct bond issues in the future.

   Other Fee-Based Products and Services

     Through our distribution network, we offer government of India relief bonds, insurance policies from ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited and distribute public offerings of equity shares by Indian companies. We also offer a variety of mutual fund products from Prudential ICICI Asset Management Company Limited and other select mutual funds. We also levy service charges on deposit accounts. We offer fee-based products and services including documentary credits and guarantees to small and medium enterprises.

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

     ICICI Web Trade Limited, a company owned by a private equity fund managed by ICICI Venture Funds Management Company Limited, provides web and telephone-based brokering services. The amalgamation of ICICI Web Trade Limited with ICICI Brokerage Services Limited, a subsidiary of ICICI Securities Limited providing brokerage services to institutional clients has been approved by the Bombay High Court on August 25, 2006.

     Commercial Banking for Corporate Customers

     We provide a range of commercial banking products and services to India's leading corporations and growth-oriented middle market companies, including loan products, fee and commission-based products and services, deposit products and foreign exchange and derivatives products.

   Corporate Loan Portfolio

     Our corporate loan portfolio consists of project and corporate finance and working capital. For further details on our loan portfolio, see "-- Loan Portfolio -- Loan Concentration". For a description of our credit rating and approval system, see "-- Risk Management -- Credit Risk -- Credit Risk Assessment Procedures for Corporate Loans".

     Our project finance business consists principally of extending medium-term and long-term rupee loans to the manufacturing sector.

     Our working capital financing consists of cash credit facilities and bill discounting. For more details on our credit risk procedures, see "-- Risk Management -- Credit Risk".

   Fee and Commission-Based Activities

     We generate fee income from our syndication, securitization and project financing activities. We seek to leverage our project financing and structuring skills and our relationships with companies and financial institutions and banks to earn fee incomes from structuring and syndication. We also seek to leverage our international presence to earn fee income from structuring and financing of overseas acquisitions by Indian companies.

     We offer our corporate customers a wide variety of fee and commission-based products and services including documentary credits and standby letters of credit (called guarantees in India).

     We also offer cash management services (such as collection, payment and remittance services), escrow, trust and retention account facilities, online payment facilities, custodial services and tax collection services on behalf of the government of India and the governments of Indian states. We also offer custodial services to clients. At year-end fiscal 2006, total assets held in custody on behalf of our clients (mainly foreign institutional investors, offshore funds, overseas corporate bodies and depositary banks for GDR investors) was approximately Rs. 1,382.6 billion (US $31.1 billion). As a registered depositary participant of National Securities Depository Limited and Central Depository Services (India) Limited, the two securities depositaries operating in India, we also provide electronic depositary facilities to investors.

   Corporate Deposits

     We offer a variety of deposit products to our corporate customers including current accounts, time deposits and certificates of deposits. For more information on the type, cost and maturity profile of our deposits, see "-- Funding".

   Foreign Exchange and Derivatives

     We provide customer specific products and services and risk hedging solutions in several currencies to meet the trade and service-related requirements of our corporate clients. The products and services offered include:

     o spot foreign exchange for the conversion of foreign currencies without any value restrictions; and

     o    foreign exchange and interest rate derivatives.

     We earn commissions on these products and services from our corporate customers.

     We provide forward contracts to our customers for hedging their short-term exchange rate risk on foreign currency denominated receivables and payables. We generally provide this facility for a term of up to six months and occasionally up to 12 months. We also offer interest rate and currency swaps to our customers for hedging their medium and long-term risks due to interest rate and currency exchange rate movements. We offer these swaps for a period ranging from three to 10 years. Our customers pay a commission for this product that is included in the price of the product and is dependent upon market conditions. The risk positions arising out of these products are, if not offset by other positions taken by us, covered in the inter-bank market. Our risk management products are currently limited to foreign currency forward transactions and currency and interest rate swaps for selected approved clients. We believe, however, that the demand for risk management products will grow, and we are building the capabilities to grow these products. We are focusing particularly on setting up sophisticated infrastructure and internal control procedures that are critical to these products.

     Commercial Banking for Rural and Agricultural Customers

     We believe that rural India offers a major growth opportunity for financial services and have identified this as a key focus area. The Reserve Bank of India's directed lending norms require us to lend 18.0% of our net bank credit on the residual domestic net bank credit (i.e., our total advances excluding the advances of ICICI) to the agricultural sector. However, rural banking presents significant challenges in terms of geographical coverage and high unit transaction costs. Our rural banking strategy seeks to adopt a holistic approach to the financial needs of various segments of the rural population, by delivering a comprehensive product suite encompassing credit, transaction banking, savings, investment and insurance. We provide corporate banking products and services to corporate clients engaged in agriculture-linked businesses. We are seeking to grow our rural individual and household lending portfolio by developing and scaling up credit products to various segments of the rural population, whether engaged in agriculture or other economic activity. Our rural credit products for individuals and households include loans to farmers for cultivation, post-harvest financing against warehouse receipts, loans for purchase of tractors, working capital for trading and small enterprises, loans against jewellery and micro-finance loans for various purposes. We are seeking to roll-out our rural strategy and reach out to rural customers through partnerships with micro-finance institutions and companies active in rural areas. Our rural delivery channels include branches, micro-finance institutions, third-party kiosks and franchisees. See also "Competition".

     For details of our directed lending portfolio, see "-- Loan Portfolio -- Loan Concentration -- Directed Lending".

     Commercial Banking for International Customers

     We believe that the international markets present a major growth opportunity and have, therefore, expanded the range of our commercial banking products to international customers. Our strategy for growth in international markets is based on leveraging home country links, technology and infrastructure for international expansion by capturing market share in select international markets. The initial focus areas are supporting Indian companies in raising corporate and project finance for their investments abroad, trade finance, personal financial services for non-resident Indians and international alliances to support domestic businesses. We have over the last few years built a large network of correspondent relationships with international banks across all major countries. Most of these countries have significant trade and other relationships with India.

     Many of the commercial banking products that we offer to international customers, such as trade finance and letters of credit, are similar to the products offered to our corporate customers in India. Some of the products and services that are unique to international customers are:

     o    Money2India: an Internet-based wire transfer remittance facility.

     o TradeWay: an Internet-based documentary collection product to provide correspondent banks access to real-time on line information on the status of their export bills collections routed through us.

     o Remittance Tracker: an Internet-based application that allows a correspondent bank to query on the status of their payment instructions and also to get various information reports online.

     o Offshore banking deposits: multi-currency deposit products in US dollar, pound sterling and euro.

     o Foreign currency non-resident deposits: foreign currency deposits offered in four main currencies -- US dollar, pound sterling, euro and yen.

     o Non-resident external fixed deposits: deposits maintained in Indian rupees.

     o Non-resident external savings account: savings accounts maintained in Indian rupees.

     o Non-resident ordinary savings accounts and non-resident ordinary fixed deposits.

     We currently have subsidiaries in the United Kingdom, Canada and Russia, branches in Singapore, Dubai International Finance Centre, Sri Lanka, Hong
Kong, offshore banking units in Mumbai and Bahrain and representative offices in the United States, China, United Arab Emirates, Bangladesh and South Africa. We have received approvals to establish representative offices in Thailand, Indonesia and Kenya from the respective regulatory authorities. Our subsidiaries in the United Kingdom, Canada and Russia offer local banking products and services in those countries. Our subsidiary in United Kingdom has also opened a branch in Antwerp, Belgium in May 2006. In Canada and the United Kingdom, we have also launched direct banking offerings using the Internet as the access channel.

     We also access the international debt markets for funding the assets of our overseas branches. We issued US$ 500 million senior notes in November 2005. We also have an existing Medium Term Note Program and US$ Commercial Paper program which we use from time to time.

     Delivery Channels

     We deliver our products and services through a variety of channels, ranging from traditional bank branches to ATMs, call centers and the Internet. We also have direct marketing agents or associates, who deliver our retail credit products. These agents help us achieve deeper penetration by offering door-step service to the customer.

     At March 31, 2006, we had a network of 563 branches and 51 extension counters in 352 centers across several Indian states. Extension counters are small offices linked to a branch and are primarily within office buildings or on factory premises that provide commercial banking services.

     As a part of its branch licensing conditions, the Reserve Bank of India has stipulated that at least 25.0% of our branches must be located in semi-urban and rural areas. The following table sets forth the number of branches broken down by area at March 31, 2006.

                                                        At March 31, 2006
                                                     -----------------------
                                                     Number of
                                                      branches    % of total
                                                     ---------    ----------
Metropolitan/urban...................................    366          65.01%
Semi-urban/rural.....................................    197          34.99%
Total................................................    563         100.00%

     At March 31, 2006, we had 2,200 ATMs, of which 698 were located at our branches and extension counters. Through our website www.icicibank.com, we offer our customers online access to account information and payment and fund transfer facilities. We provide internet banking services to our corporate clients through ICICI e-business, a finance portal which is the single point web-based interface for all our corporate clients. We provide telephone banking services through our call center. At March 31, 2006, our call center had 2,586 service workstations in India. We offer mobile phone banking services to our customers using any cellular telephone service operator in India.

Investment Banking

     Our investment banking operations principally consist of our treasury operations and the operations of ICICI Securities Limited, our subsidiary.

   Treasury

     Through our treasury operations, we seek to manage our balance sheet including the maintenance of required regulatory reserves and to optimize profits from our trading portfolio by taking advantage of market opportunities. Our trading and investments portfolio includes our regulatory portfolio, as there is no restriction on active management of our regulatory portfolio.

     Our treasury undertakes liquidity management by seeking to maintain an optimum level of liquidity and complying with the cash reserve ratio requirement. The objective is to ensure the smooth functioning of all our branches and at the same time avoid the holding of excessive cash. We maintain a balance between interest-earning liquid assets and cash to optimize earnings and undertake reserve management by maintaining statutory reserves, including the cash reserve ratio and the statutory liquidity ratio. Further, we engage in domestic and foreign exchange operations. As part of our treasury activities, we also maintain proprietary trading portfolios in domestic debt and equity securities and in foreign currency assets. Our treasury manages our foreign currency exposures and the foreign exchange and risk hedging derivative products offered to our customers and engages in proprietary trading of currencies. Our investment and market risk policies are approved by our Board of Directors.

     Our investments portfolio is classified into three categories - held to maturity, available for sale and held for trading. Investments acquired with the intention to hold them up to maturity are classified as held to maturity. Investments acquired by us with the intention to trade by taking advantage of the short-term price/interest rate movements are classified as trading. The investments which do not fall in the above two categories are classified as available for sale. Investments under the held for trading category should be sold within 90 days; in the event of inability to sell due to adverse factors including tight liquidity, extreme volatility or a unidirectional movement in the market, the unsold securities should be shifted to the available for sale category. Under each category the investments are further classified under (a) government securities (b) other approved securities (c) shares (d) bonds and debentures (e) subsidiaries and joint ventures and (f) others. Investments classified under held to maturity category are not marked to market and are carried at acquisition cost, unless it is more than the face value, in which case the premium is amortized over the period remaining to maturity. A provision is made for other than temporary diminution on such securities. The individual scrips in the available for sale category are marked to market. Investments under this category are valued scrip-wise and depreciation/ appreciation is aggregated for each classification. Net depreciation, if any, is provided for. Net appreciation, if any, is ignored. The individual scrips in the held for trading category are marked to market as in the case of those in the available for sale category.

     The following table sets forth, at the dates indicated, certain information related to our trading portfolio.

                                                                            At March 31(1),
                                                   ---------------------------------------------------------------
                                                         2004            2005            2006             2006
                                                     -----------      ----------      ----------         -------
                                                                            (in millions)
Government securities.........................        Rs. 28,440       Rs.13,691      Rs. 16,806         US$ 378
Securities purchased under agreement to resell            34,974          24,000          40,000             899
Bonds and debentures..........................             8,178           5,556          18,247             410
Equity shares.................................             1,732           4,783           6,232             140


                                                                            At March 31(1),
                                                       ----------------------------------------------------------
                                                         2004            2005            2006            2006
                                                       ---------       ---------      ----------       ----------
                                                                            (in millions)
Mutual funds..................................             1,143          37,957          35,624             801
                                                       ---------       ---------      ----------       ---------
Total.........................................         Rs.74,468       Rs.85,987      Rs 116,909       US$ 2,628
                                                       =========       =========      ==========       =========

---------
(1) Excludes assets held to cover linked liabilities of our life insurance business amounting to Rs. 70,788 million (US$ 1.6 billion) for fiscal 2006 (fiscal 2005: Rs. 26,541 million, fiscal 2004: to Rs. 6,401 million).

     The following table sets forth, for the periods indicated, certain information related to interest and dividends on our trading portfolio, net gain from the sale of these investments and gross unrealized gain/(loss) on these securities.

                                                                         Year ended March 31,
                                                          ---------------------------------------------------------
                                                             2004            2005             2006            2006
                                                          ---------       ---------       ----------      ---------
                                                                                (in millions)
Interest and dividends on trading portfolio...            Rs. 2,864       Rs. 1,904        Rs. 3,137         US$ 71
Gain on sale of trading portfolio.............                3,782           1,239            1,979             44
Unrealized gain/(loss) on trading portfolio...                 (365)            (85)            (162)            (4)
                                                          ---------       ---------       ----------      ---------
Total.........................................             Rs.6,281           3,058        Rs  4,954        US$ 111
                                                          =========       =========       ==========       =========

     In addition to trading portfolio, we also hold available for sale investments. The following tables set forth, at the dates indicated, certain information related to our available for sale investments portfolio.

                                                                           At March 31, 2004
                                                    ------------------------------------------------------------------
                                                                          Gross              Gross
                                                     Amortized cost  unrealized gain    unrealized loss    Fair value
                                                    ---------------  ---------------   ----------------    -----------
                                                                             (in millions)
Corporate debt securities.....................           Rs. 31,939      Rs.  1,902        Rs.  (248)      Rs. 33,593
Government securities.........................              200,973           2,925              (86)         203,812
Total debt securities.........................              232,912           4,827             (334)         237,405
Equity shares.................................               21,111           3,018           (1,335)          22,794
Other investments(1)..........................               32,085             123             (235)          31,973
                                                        -----------      ----------      -----------      -----------
Total.........................................          Rs. 286,108      Rs.  7,968        Rs.(1,904)     Rs. 292,172
                                                        ===========      ==========      ===========      ===========

---------
(1) Includes preference shares, mutual fund units, venture funds, security receipts and pass through certificates.


                                                                           At March 31, 2005
                                                    -----------------------------------------------------------------
                                                                          Gross             Gross
                                                     Amortized cost  unrealized gain    unrealized loss    Fair value
                                                    ---------------  ---------------   ----------------   -----------
                                                                             (in millions)
Corporate debt securities.....................           Rs. 19,203       Rs. 1,342         Rs. (177)      Rs. 20,368
Government securities.........................               34,005               -               (1)          34,004
Other securities(1) ............................              6,562              52               (3)           6,611
                                                         ----------      ----------       ----------      -----------

Total debt investments........................               59,770           1,394             (181)          60,983
Equity shares.................................               19,802           5,619             (990)          24,431
Other investments(2)..........................               34,766           3,109             (539)          37,336
                                                         ----------      ----------       ----------      -----------
Total.........................................           Rs.114,338      Rs. 10,122       Rs. (1,710)     Rs. 122,750
                                                         ==========      ==========       ==========      -==========

---------
(1)  Includes credit linked notes.

(2) Includes preference shares, mutual fund units, venture funds, security receipts and pass through certificates.

                                                                           At March 31, 2006
                                                     ----------------------------------------------------------------
                                                                           Gross            Gross
                                                                         unrealized       unrealized
                                                     Amortized cost         gain             loss          Fair value
                                                     --------------      ----------       ----------      -----------
                                                                             (in millions)
Corporate debt securities.....................          Rs.  34,424      Rs.    238       Rs.   (502)     Rs.  34,160
Government securities.........................              116,024               -                -          116,024
Other securities(1)...........................               12,947              22              (19)          12,950
                                                        -----------      ----------       ----------      -----------
Total debt securities.........................              163,395             260             (521)         163,134
Equity shares.................................               23,056           7,024           (1,191)          28,889
Other investments(2)..........................               63,460           3,833           (1,090)          66,203
                                                        -----------      ----------       ----------      -----------
Total.........................................          Rs. 249,911      Rs. 11,117       Rs  (2,802)     Rs. 258,226
                                                        ===========      ==========       ==========      ===========
---------
(1)  Includes credit linked notes.
(2)  Includes preference shares, mutual fund units, venture funds, security receipts and pass through certificates.

     The following table sets forth, for the period indicated, income from available for sale securities.

                                                                             Year ended March 31,
                                                        -------------------------------------------------------------
                                                            2004            2005             2006             2006
                                                        -----------      ----------       ----------      -----------
                                                                             (in millions)
Interest......................................          Rs.  13,831      Rs.  8,901       Rs.  6,970      US$     157
Dividend......................................                1,061             925            1,746               39
                                                        -----------      ----------       ----------      -----------
Total.........................................          Rs.  14,892      Rs.  9,826       Rs.  8,716      US$     196
                                                        ===========      ==========       ==========      ===========
Gross realized gain...........................          Rs.   5,313      Rs.  5,815       Rs.  9,509              214
Gross realized loss...........................               (3,317)        (1,838)           (1,258)             (28)
                                                        -----------      ----------       ----------      -----------
Total.........................................          Rs.   1,996      Rs.  3,977       Rs.  8,251      US$     186
                                                        ===========      ==========       ==========      ===========

     The following table sets forth, at the date indicated, an analysis of the maturity profile of our investments in debt securities classified as available for sale investments and the yields thereon. This maturity profile is based on repayment dates and does not reflect re-pricing dates of floating rate investments.

                                                                At March 31, 2006
                           ---------------------------------------------------------------------------------------
                              Up to one year       One to five years       Five to 10 years     More than 10 years
                           --------------------  --------------------    -------------------    ------------------
                              Amount      Yield    Amount       Yield      Amount      Yield     Amount      Yield
                           -----------    -----  ----------     -----    ----------    -----    ----------   -----
                                                                  (in millions)
Corporate debt
   securities...........   Rs.   7,235    5.51%  Rs. 12,113     7.09%    Rs. 11,576     6.91%   Rs.  3,236   7.14%
Government of India
   securities...........       113,649    6.69        1,358    11.09            874     8.45           143   7.58

Other securities........             -       -        8,481     6.47          4,469     6.57             -      -
                           -----------           ----------              ----------             ----------
Total interest-earning
   securities              Rs. 120,884    6.62   Rs. 21,952     7.10%    Rs. 16,919     6.90%   Rs.  3,379   7.16%
                           ===========           ==========              ==========             ==========
Total amortized cost....   Rs. 120,438           Rs. 22,310              Rs. 17,128             Rs.  3,519

     The amortized cost of our held to maturity portfolio amounted to Rs. 417.5 billion (US$ 9.4 billion) as on March 31, 2006 (March 31, 2005: Rs. 335.0 billion (US$ 7.5 billion), March 31, 2004: Rs. 107.3 billion (US$ 2.4 billion)). The gross unrealized gain on this portfolio was Rs. 7.9 billion (US$ 180 million) as on March 31, 2006 (March 31, 2005: Rs. 5.9 billion (US$ 133 million), March 31, 2004: Rs. 8.1 billion (US$ 181 million)). The gross unrealized loss on this portfolio was Rs. 8.0 billion (US$ 180 million) as on March 31, 2006 (March 31, 2005: Rs. 6.9 billion (US$ 156 million), March 31, 2004: Rs. 1.8 billion (US$ 41 million)).

     We have a limited equity portfolio because the Reserve Bank of India restricts investments by a bank in equity securities, convertible debentures, units of equity oriented mutual funds and loans to brokers to 5.0% of its total outstanding domestic loan portfolio as at March 31 of the previous year. See also "Supervision and Regulation - Reserve Bank of India Regulations - Regulations relating to Investments and Capital Market Exposure Limits".

     Under the Reserve Bank of India's statutory liquidity ratio requirement, we are required to maintain a minimum of 25.0% of our net demand and time liabilities by way of approved securities, such as government of India securities and state government securities. See "Supervision and Regulation -- Legal Reserve Requirements -- Statutory Liquidity Ratio." We maintain the statutory liquidity ratio through a portfolio of government of India securities that we actively manage to optimize the yield and benefit from price movements.

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

   ICICI Securities Limited

     We provide investment banking services through our subsidiary, ICICI Securities Limited, which provides investment banking services through three main business lines: corporate advisory, fixed income and equities. The clients of ICICI Securities Limited include a range of Indian and foreign corporations and institutional investors. ICICI Securities is a non-bank finance company. For a description of non-bank finance companies, see "Overview of the Indian Financial Sector - Non-Bank Finance Companies".

     Corporate advisory services include business valuations, pricing and structuring of transactions, and financial and corporate restructuring for large and mid-market Indian corporate clients and private equity syndication and privatization services for public sector companies. ICICI Securities
Limited is also one of the market leaders in the Indian debt market and was named the "Best Domestic Bond House" by Finance Asia and Asia Money for the second year in a row. ICICI Securities Limited is a primary dealer appointed and authorized by the Reserve Bank of India to trade in government securities. In equities, ICICI Securities Limited offers a range of products including underwriting of equity offerings, public and private placement of corporate equity, assistance in buyback programs and equity brokering and research, primarily for institutional investor clients. ICICI Web Trade Limited, a company owned by a private equity fund managed by ICICI Venture Funds Management Company Limited, provides web and telephone-based brokering services. The amalgamation of ICICI Web Trade Limited with ICICI Brokerage Services Limited, a subsidiary of ICICI Securities Limited providing brokerage services to institutional clients was approved by the Bombay High Court on August 25, 2006.

   Venture capital and private equity

     We also provide venture capital funding to start-up companies and private equity to a range of companies through funds managed by our subsidiary ICICI Venture Funds Management Company Limited. At year-end fiscal 2006, ICICI Venture managed or advised funds of approximately Rs.63.90 billion (US$1.4 billion).

     Insurance

     We provide a wide range of insurance products and services through our subsidiaries ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited. ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited are joint ventures with Prudential plc of UK and Fairfax Financial Holdings Limited of Canada, respectively. We have a 74.0% interest in both these entities. We collect fees from these subsidiaries for generating leads and providing referrals that are converted into policies. ICICI Prudential Life Insurance Company Limited incurred a net loss of Rs.1.88 billion (US$42 million) in fiscal 2006. As would be typical for life insurance companies in their initial years of operation, the loss was due to business set-up and customer acquisition costs as well as reserving for actuarial liability. ICICI Lombard General Insurance Company Limited made a net profit of Rs.503.1 million (US$11 million) in fiscal 2006. We expect our insurance joint ventures to experience significant growth and to require additional investments by us.

Funding

     Our funding operations are designed to ensure stability of funding, minimize funding costs and effectively manage liquidity. Since the amalgamation of ICICI with us, our primary source of funding has been deposits raised from both retail and corporate customers. We also raise funds through short-term rupee borrowings and domestic or overseas bond offerings pursuant to specific regulatory approvals. Because ICICI was not allowed to raise banking deposits as a financial institution, its primary sources of funding prior to the amalgamation were retail bonds and rupee borrowings from a wide range of institutional investors. ICICI also raised funds through foreign currency borrowings from commercial banks and other multilateral institutions like the Asian Development Bank and the World Bank, which were guaranteed by the government of India.

     Our deposits were 62.2% of our total liabilities at year-end fiscal 2006 compared to 56.7% of our total liabilities at year-end fiscal 2005. Our borrowings were 16.2% of our total liabilities at year-end fiscal 2006 compared to 21.5% of our total liabilities at year-end fiscal 2005. Our deposits increased 70.6% to Rs.1,724.5 billion (US$38.8 billion) at year-end fiscal 2006 compared to Rs.1,011.1 billion (US$22.7 billion) at year-end fiscal 2005. This significant growth in deposits was achieved primarily through increased focus on retail and corporate customers by offering a wide range of products designed to meet varied individual and corporate needs and leveraging on our network of branches, extension counters and ATMs. Our borrowings increased to Rs.450.0 billion (US$10.1 billion) at year-end fiscal 2006 compared to Rs.383.7 billion (US$8.6 billion) at year-end fiscal 2005.

     The following table sets forth, for the periods indicated, the average volume and average cost of deposits by type of deposit.

                                                            Year ended March 31,(1)
                             ------------------------------------------------------------------------------------
                                       2004                     2005                           2006
                             ---------------------    ---------------------   -----------------------------------
                               Amount      Cost(2)      Amount      Cost(2)       Amount         Amount    Cost(2)
                             ----------    -------    ----------    -------   ------------     ---------   ------
                                                        (in millions, except percentages)
Interest-bearing deposits:
     Savings deposits.....   Rs. 56,916      2.37%    Rs. 98,111      2.25%   Rs.  171,658     US$ 3,859    2.63%
     Time deposits........      453,364      6.36        583,332      5.21         940,272        21,139    5.86
Non-interest-bearing
   deposits:
     Other demand deposits       53,932         -         87,082         -         142,849         3,212       -
                             ----------               ----------              ------------     ---------
Total deposits............   Rs.564,512      5.35%    Rs.768,525      4.24%   Rs.1,254,779     US$28,210    4.75%
                             ==========               ==========              ============     =========

---------
(1) Average of quarterly balances at the end of March of the previous fiscal year and June, September, December and March of that fiscal year.

(2)  Represents interest expense divided by the average of quarterly balances.

     Our average deposits in fiscal 2006 were Rs.1,254.8 billion (US$28.2 billion) at an average cost of 4.8% compared to average deposits of Rs.768.5 billion (US$17.3 billion) at an average cost of 4.2% in fiscal 2005. Our average time deposits in fiscal 2006 were Rs.940.3 billion (US$21.1 billion) at an average cost of 5.9% compared to average time deposits of Rs.583.3 billion (US$13.1 billion) in fiscal 2005 at an average cost of 5.2%.

     The following table sets forth, at the date indicated, the maturity profile of deposits by type of deposit.

                                                                       At March 31, 2006
                                                -------------------------------------------------------------
                                                                   After one
                                                                     year
                                                                  and within        After
                                                Up to one year    three years    three years         Total
                                                --------------    -----------    -----------     ------------
                                                                        (in millions)
Interest-bearing deposits:
     Savings deposits.........................   Rs.  242,572     Rs.       -     Rs.      -     Rs.  242,572
     Time deposits............................      1,182,789          91,438         43,856        1,318,083
Non-interest-bearing deposits:
     Other demand deposits....................        163,855               -              -          163,855
                                                 ------------     -----------     ----------     ------------
Total deposits................................   Rs.1,589,216     Rs.  91,438     Rs. 43,856     Rs.1,724,510
                                                 ============     ===========     ==========     ============

     The following table sets forth, for the periods indicated, average outstanding rupee borrowings based on quarterly balance sheets and by category of borrowing and the percentage composition by category of borrowing. The average cost (interest expense divided by average of quarterly balances) for each category of borrowings is provided in the footnotes.

                                                              Year ended March 31,(1)
                             -----------------------------------------------------------------------------------------
                                      2004                      2005                           2006
                             -----------------------------------------------------------------------------------------
                               Amount     % to total     Amount    % to total      Amount         Amount    % to total
                             ----------   ----------   ----------  ----------    ----------     ---------   ----------
                                                       (in millions, except percentages)
SLR bonds(2)............     Rs. 14,815       4.0%     Rs. 14,815       4.3%     Rs. 14,815     US$   333         4.2%
Borrowings from Indian
   government(3)........          5,735       1.5           4,689       1.4           3,581            81         1.0
Other borrowings(4)(5)..        355,052      94.5         321,307      94.3         331,511         7,453        94.8
                             -----------------------------------------------------------------------------------------
Total...................     Rs.375,602     100.0%     Rs.340,811     100.0%     Rs. 34,856     US$ 7,867       100.0%
                             =========================================================================================

---------
(1) Average of quarterly balances at the end of March of the previous fiscal year and June, September, December and March of that fiscal year for each of fiscal 2004, 2005 and 2006.

(2) With an average cost of 11.43% in fiscal 2004, 11.57% in fiscal 2005 and 11.60% in fiscal 2006.

(3) With an average cost of 10.07% in fiscal 2004, 10.27% in fiscal 2005 and 10.82% in fiscal 2006.

(4) With an average cost of 10.38% in fiscal 2004, 9.09% in fiscal 2005 and 9.28% in fiscal 2006.

(5) Includes publicly and privately placed bonds, borrowings from institutions and wholesale deposits such as inter-corporate deposits, certificate of deposits and call borrowings.

     The following table sets forth, at the date indicated, the maturity profile of our rupee term deposits of Rs.10 million (US$224,820) or more.

                                                         At March 31,
                                            ------------------------------------
                                                                      % of total
                                                       2006            deposits
                                            ------------------------  ----------
                                             (in millions, except percentages)
Less than three months..................... Rs.352,453    US$  7,924       20.4%
Above three months and less
  than six months..........................    184,750         4,153       10.7%
Above six months and less than 12 months...    351,576         7,904       20.4%
More than 12 months........................     69,998         1,574        4.1%
                                            ----------    ----------
Total deposits of Rs.10 million and more... Rs.958,777    US$ 21,555       55.6%
                                            ==========    ==========

     The following table sets forth, at the dates indicated, certain information related to short-term rupee borrowings, which consist of certificates of deposits, borrowings from government-owned companies and inter-bank borrowings.

                                                      At March 31,(1)
                                          ------------------------------------
                                             2004         2005          2006
                                          ----------   ----------   -----------
                                             (in millions, except percentages)
Year-end balance......................... Rs. 45,330   Rs. 80,711   Rs. 106,542
Average balance during the year(2).......     45,368       50,150        84,910
Maximum quarter-end balance..............     60,718       80,711       106,542
Average interest rate during the year(3).       5.80%        5.76%         7.80%
Average interest rate at year-end(4).....       5.20%        5.85%         7.34%

---------
(1) Short-term borrowings includes borrowings in the call market and repurchase agreements.

(2) Average of quarterly balances at the end of March of the previous fiscal year, June, September, December and March of that fiscal year for each of fiscal 2004, 2005 and 2006.

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

                                                                At March 31, (1)
                             -----------------------------------------------------------------------------------------
                                      2004                      2005                           2006
                             -----------------------------------------------------------------------------------------
                               Amount     % to total     Amount    % to total      Amount         Amount    % to total
                             ----------   ----------   ----------  ----------    ----------     ---------   ----------
                                                       (in millions, except percentages)
Commercial borrowings (2)    Rs. 47,417         65.4%  Rs.86,886         77.6%   Rs.166,524     US$ 3,744         87.4%
Multilateral borrowings
   (3)...................        25,073         34.6      25,080         22.4        24,034           540         12.6
                             ----------   ----------   ----------  ----------    ----------     ---------   ----------
Total....................    Rs. 72,490        100.0%  Rs.111,966       100.0%   Rs.190,558     US$ 4,284        100.0%
                             ==========   ==========   ==========  ==========    ==========     =========   ==========

---------
(1) Average of quarterly balances at the end of March of the previous fiscal year, June, September, December and March of that fiscal year for each of fiscal 2004, 2005 and 2006.

(2) With an average cost of 3.36% in fiscal 2004, 3.70% in fiscal 2005 and 4.55% in fiscal 2006.

(3) With an average cost of 3.03% in fiscal 2004, 3.22% in fiscal 2005 and 4.01% in fiscal 2006.

At year-end fiscal 2006, our outstanding subordinated debt was Rs.107.4 billion (US$2.4 billion). This debt is classified as Tier 2 capital in calculating the capital adequacy ratio in accordance with the Reserve Bank of India's regulations on capital adequacy. See "Supervision and Regulation
     - Reserve Bank of India Regulations".

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

     ICICI Bank is primarily exposed to credit risk, market risk, liquidity risk, operational risk and legal risk. ICICI Bank has centralized Risk Management, Compliance and Audit Groups with a mandate to identify, assess and monitor all of ICICI Bank's principal risks in accordance with well-defined policies and procedures. The Risk Management Group reports to the Chief Financial Officer and Treasurer and through her to a Joint Managing Director. The Compliance and Audit Groups report directly to a Joint Managing Director and to the Managing Director and CEO in respect of internal audit of other groups that report to the Joint Managing Director. The internal audit function is also responsible to the Audit Committee of ICICI Bank's Board of Directors. All these groups are independent of the business units and coordinate with representatives of the business units to implement ICICI Bank's risk management methodologies. Committees of the Board of Directors have been constituted to oversee the various risk management activities. The Audit Committee provides direction to and also monitors the quality of the internal audit function. The Risk Committee reviews risk management policies in relation to various risks including portfolio, liquidity, interest rate, investment policies and strategy, and regulatory and compliance issues in relation thereto. The Credit Committee reviews developments in key industrial sectors and ICICI Bank's exposure to these sectors as well as to large borrower accounts. The Asset Liability Management Committee is responsible for managing the balance sheet and reviewing the asset-liability position to manage our liquidity and market risk exposure. For a discussion of these and other committees, see "Management".

     The Risk Management Group is further organized into the Credit Risk Management Group, Market Risk Management Group, Retail Risk Management Group and Operational Risk Management Group. The Risk Management Group has a separate team for risk management in respect of small and medium enterprises. The Compliance Group is responsible for the regulatory and anti money laundering compliance of ICICI Bank.

   Credit Risk

     ICICI Bank's credit policy is approved by our Board of Directors. In its lending operations, ICICI Bank is principally exposed to credit risk. Credit risk is the risk of loss that may occur from the failure of any party to abide by the terms and conditions of any financial contract with ICICI Bank, principally the failure to make required payments on loans due to ICICI Bank. ICICI Bank currently measures, monitors and manages credit risk for each borrower and at the portfolio level. ICICI Bank has a structured and standardized credit approval process, which includes a well-established procedure of comprehensive credit appraisal.

   Credit Risk Assessment Procedures for Corporate Loans

     In order to assess the credit risk associated with any financing proposal, ICICI Bank assess a variety of risks relating to the borrower and the relevant industry. Borrower risk is evaluated by considering:

     o the financial position of the borrower by analyzing the quality of its financial statements, its past financial performance, its financial flexibility in terms of ability to raise capital, and its cash flow adequacy;

     o    the borrower's relative market position and operating efficiency; and

     o the quality of management by analyzing its track record, payment record and financial conservatism.

     Industry risk is evaluated by considering:

     o certain industry characteristics, such as the importance of the industry to the economy, its growth outlook, cyclicality and government policies relating to the industry;

     o    the competitiveness of the industry; and

     o certain industry financials, including return on capital employed, operating margins and earnings stability.

     After conducting an analysis of a specific borrower's risk, the Credit Risk Management Group assigns a credit rating to the borrower. ICICI Bank has a scale of 10 ratings ranging from AAA to B, an additional default rating of D and short-term ratings from S1 to S8. Credit rating is a critical input for the credit approval process. We determine the desired credit risk spread over its cost of funds by considering the borrower's credit rating and the default pattern corresponding to the credit rating. Every proposal for a financing facility is prepared by the relevant business unit and reviewed by the appropriate industry specialists in the Credit Risk Management Group before being submitted for approval to the appropriate approval authority. The approval process for non-fund facilities is similar to that for fund-based facilities. The credit rating for every borrower is reviewed at least annually. ICICI Bank also reviews the ratings of all borrowers in a particular industry upon the occurrence of any significant event impacting that industry.

     Working capital loans are generally approved for a period of 12 months. At the end of the 12 months validity period (18 months in the case of borrowers rated AA- and above), ICICI Bank reviews the loan arrangement and the credit rating of the borrower and take a decision on continuation of the arrangement and changes in the loan covenants as may be necessary.

     Project Finance Procedures

     We have a strong framework for the appraisal and execution of project finance transactions. We believe that this framework creates optimal risk identification, allocation and mitigation, and helps minimize residual risk.

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

     In addition to the above, in the case of structured project finance in areas such as infrastructure, oil, gas and petrochemicals, as a part of the due diligence process, ICICI Bank appoints consultants, wherever considered necessary, to advise the lenders, including technical advisors, business analysts, legal counsel and insurance consultants. These consultants are typically internationally recognized and experienced in their respective fields. Risk mitigating factors in these financings generally also include creation of debt service reserves by borrowers and channeling project revenues through a trust and retention account.

     ICICI Bank's project finance credits are generally fully secured and have full recourse to the borrower. In most cases, we have a security interest and first lien on all the fixed assets and a second lien on all the current assets of the borrower. Security interests typically include property, plant and equipment as well as other tangible assets of the borrower, both present and future. ICICI Bank's borrowers are required to maintain comprehensive insurance on their assets where ICICI Bank is recognized as payee in the event of loss. In some cases, ICICI Bank also takes additional collateral in the form of corporate or personal guarantees from one or more sponsors of the project and a pledge of the sponsors' equity holding in the project company. In certain industry segments, ICICI Bank also takes security interest in relevant project contracts such as concession agreements, off-take agreements and construction contracts as part of the security package. In limited cases, loans are also guaranteed by commercial banks and, in the past, have also been guaranteed by Indian state governments or the Government of India.

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

     Corporate Finance Procedures

     As part of the corporate loan approval procedures, ICICI Bank carries out a detailed analysis of funding requirements, including normal capital expenses, long-term working capital requirements and temporary imbalances in liquidity. ICICI Bank's funding of long-term core working capital requirements is assessed on the basis, among other things, of the borrower's present and proposed level of inventory and receivables. In case of corporate loans for other funding requirements, ICICI Bank undertakes a detailed review of those requirements and an analysis of cash flows. A substantial portion of our corporate finance loans are secured by a lien on appropriate assets of the borrower.

     The focus of our structured corporate finance products is on cash flow based financing. ICICI Bank has a set of distinct approval procedures to evaluate and mitigate the risks associated with such products. These procedures include:

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

     Working Capital Finance Procedures

     ICICI Bank carries out a detailed analysis of its borrowers' working capital requirements. Credit limits are established in accordance with the approval authorized by ICICI Bank's Board of Directors. Once credit limits are approved, ICICI Bank calculates the amounts that can be lent on the basis of monthly statements provided by the borrower and the margins stipulated. Quarterly information statements are also obtained from borrowers to monitor the performance on a regular basis. Monthly cash flow statements are obtained where considered necessary. Any irregularity in the conduct of the account is reported to the appropriate authority on a monthly basis. Credit limits are reviewed on a periodic basis.

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

     Our retail credit product operations are sub-divided into various product lines. Each product line is further sub-divided into separate sales and credit groups. The Risk Management Group, which is independent of the business groups, approves all new retail products and product policies and credit approval authorizations. All products and policies require the approval of the Retail Credit Forum comprised of senior managers. All credit approval authorizations require the approval of our Board of Directors.

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

     ICICI Bank's credit officers evaluate credit proposals on the basis of the product policy approved by the Retail Credit Forum and the risk assessment criteria defined by the Risk Management Group. These criteria vary across product segments but typically include factors such as the borrower's income, the loan-to-value ratio, demographic parameters and certain stability factors. In the case of credit cards, in order to limit the scope of individual discretion, ICICI Bank has implemented a credit-scoring program that is an automated credit approval system that assigns a credit score to each applicant based on certain demographic attributes like income, educational background and age. The credit score then forms the basis of loan evaluation. External agencies such as field investigation agencies and credit processing agencies are used to facilitate a comprehensive due diligence process including visits to offices and homes in the case of loans to individual borrowers. Before disbursements are made, the credit officer checks a centralized delinquent database and reviews the borrower's profile. ICICI Bank avails of the services of certain private agencies operating in India to check applications before disbursement, as a formal national credit bureau has only recently become operational in India. A centralized retail credit team undertakes review and audit of credit quality and processes across each credit approval team.

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

     Small Enterprises Loan Procedures

     The Small and Medium Enterprises Group finances dealers and vendors of companies by implementing structures to enhance the base credit quality of the vendor/dealer, that involve an analysis of the base credit quality of the vendor/dealer pool and an analysis of the linkages that exist between the vendor/dealer and the company.

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

     Rural and agricultural loan procedures

     The rural and agricultural loan portfolio comprises corporates in the rural sector, small and medium enterprises, dealers and vendors linked to these entities and farmers. ICICI Bank has designed appropriate risk assessment methodologies for each of the segments. For corporates, borrower risk is evaluated by analyzing the industry risk, the borrower's market position, financial performance, cash flow adequacy and the quality of management. The credit risk of dealers, vendors and farmers is evaluated by analyzing the base credit quality of the borrowers or the pool and also the linkages between the borrowers and the companies to which they are dealers, vendors or farmers supplying their produce. ICICI Bank attempts to enhance the credit quality of the pool of dealers, vendors and farmers by strengthening the structure of the transaction.

     For some segments, ICICI Bank uses a cluster-based approach wherein a lending program is implemented for a homogeneous group of individuals or business entities that comply with certain laid down parameterized norms. To be eligible for funding under the programs, the borrowers need to meet the stipulated credit norms and obtain a minimum score on the scoring model. ICICI Bank has incorporated control norms, borrower approval norms and review triggers in all the programs.

     Credit Approval Authorities

     ICICI Bank's credit approval authorisation framework is laid down by our Board of Directors. ICICI Bank has established several levels of credit approval authorities for its corporate banking activities - the Credit Committee of the Board of Directors, the Committee of Directors, the Committee of Executives (Credit) and the Regional Committee (Credit). Retail Credit Forums, Small Enterprise Group Forums and Agri Credit Forums have been created for approval of retail loans, credit facilities to small enterprises and agri-based enterprises respectively.

     ICICI Bank's Board of Directors has delegated the authority to the Credit Committee, consisting of a majority of independent directors, to the Committee of Directors, consisting of ICICI Bank's wholetime directors, to the Committee of Executives (Credit), to the Regional Committee (Credit), Retail Credit Forums, Small Enterprise Group Forums and Agri Credit Forums, all consisting of designated executives of ICICI Bank, and to individual executives in the case of retail, small enterprise and agricultural loans and loans against securities, to approve financial assistance within certain individual and group exposure limits set by the Board of Directors.

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

     The Asset Liability Management Committee is chaired by a Joint Managing Director. The other Joint Managing Director and the Deputy Managing Directors are the other members of the Committee. The Committee generally meets on a monthly basis and reviews the interest rate and liquidity gap positions on the banking book, formulates a view on interest rates, sets deposit and benchmark lending rates, reviews the business profile and its impact on asset liability management and determines the asset liability management strategy, as deemed fit, in light of the current and expected business environment. The Structural Rate Risk Management Group and Balance Sheet Management

Group are responsible for managing interest rate risk and liquidity risk, under the supervision of the Asset Liability Management Committee, on a day to day basis.

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

     Our primary source of funding is deposits and to a smaller extent, borrowings. In the rupee market, most of our deposit taking is at fixed rates of interest for fixed periods, except for savings deposits and current deposits, which do not have any specified maturity and can be withdrawn on demand. We usually borrow for a fixed period with a one-time repayment on maturity, with some borrowings having European call/put options, exercisable only on specified dates, attached to them. However, we have a mix of floating and fixed interest rate assets. Our loans generally are repaid more gradually, with principal repayments being made over the life of the loan. Our housing loans at year-end fiscal 2006 were primarily floating rate loans where the rates are reset every quarter. Until December 31, 2003, we followed a four-tier prime rate structure, namely, a short-term prime rate for one-year loans or loans that re-price at the end of one year, a medium-term prime rate for one to three year loans, a long-term prime rate for loans with maturities greater than three years and a prime rate for cash credit products. Effective January 1, 2004, we have moved to a single benchmark prime rate structure for all loans other than specific categories of loans advised by the Indian Banks' Association (which include, among others, loans to individuals for acquiring residential properties, loans for purchase of consumer durables, non-priority sector personal loans and loans to individuals against shares, debentures, bonds and other securities), with lending rates comprising the benchmark prime rate, term premia and transaction-specific credit and other charges. Interest rates on loans outstanding at December 31, 2003 continue to be based on the four-tier prime rate structure. We seek to eliminate interest rate risk on undisbursed commitments by fixing interest rates on rupee loans at the time of loan disbursement.

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

                                                                         At March 31, 2006(1)
                                                 -------------------------------------------------------------
                                                                 Greater than
                                                  Less than or      one year
                                                  equal to one     to and up     Greater than
                                                      year         five years     five years        Total
                                                 -------------   ------------    ------------    ------------
                                                                        (in millions)
Loans, net....................................   Rs. 1,059,866    Rs. 382,536    Rs. 120,201     Rs.1,562,603
Investments...................................         395,973        258,998        185,168          840,139
Fixed assets..................................           2,386         11,448         27,595           41,429
Other assets(2)...............................         137,588         27,434        163,103          328,125
                                                 -------------   ------------    ------------    ------------
Total assets..................................       1,595,813        680,416        496,067        2,772,296
Stockholders' equity and preference share
   capital....................................               -              -        225,918          225,918
Borrowings(2).................................         198,626        167,462         83,911          449,999
Deposits......................................       1,357,219        113,053        254,238        1,724,510
Other liabilities.............................          23,306         97,435        251,128          371,869
                                                 -------------   ------------    ------------    ------------
Total liabilities.............................       1,579,151        377,950        815,195        2,772,296
Total gap before risk management positions....          16,662        302,466       (319,128)               -
Risk management positions(3)..................         (26,458)        61,054        (32,833)           1,763
                                                 -------------   ------------    ------------    ------------
Total gap after risk management positions.....   Rs.   (9,796)    Rs. 363,520    Rs.(351,961)    Rs.    1,763
                                                 =============   ============    ============    ============

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

                                                  At March 31, 2006
                                      ------------------------------------------
                                         Fixed         Variable
                                      rate loans      rate loans       Total
                                      -----------     ----------    ------------
                                                    (in millions)
Loans.............................    Rs. 622,416     Rs.444,743    Rs.1,067,159

-----------
     The following table sets forth, using the balance sheet at year-end fiscal 2006 as the base, one possible prediction of the impact of adverse changes in interest rates on net interest income for fiscal 2007, assuming a parallel shift in the yield curve at year-end fiscal 2006.

                                                                           At March 31, 2006
                                                 ------------------------------------------------------------
                                                                 Change in interest rates
                                                                     (in basis points)
                                                 ------------------------------------------------------------
                                                     (100)           (50)             50             100
                                                 -------------   ------------    -----------     ------------
                                                              (in millions, except percentages)
Rupee portfolio................................     Rs.(1,750)     Rs.  (875)       Rs.  875         Rs.1,750
Foreign currency portfolio.....................          (293)          (146)            146              293
Total..........................................     Rs.(2,043)     Rs.(1,021)       Rs.1,021         Rs.2,043

     Based on our asset and liability position at year-end fiscal 2006, the sensitivity model shows that net interest income from the banking book for fiscal 2007 would rise by Rs.2.0 billion (US$46 million) if interest rates increased by 100 basis points during fiscal 2007. Conversely, the sensitivity model shows that if interest rates decreased by 100 basis points during fiscal 2007, net interest income for fiscal 2007 would fall by an equivalent amount of Rs.2.0 billion (US$46 million). Based on our asset and liability position at year-end fiscal 2005, the sensitivity model shows that net interest income from the banking book for fiscal 2006 would have risen by Rs. 785 million (US$ 18 million) if interest rates increased by 100 basis points during fiscal 2006. Conversely, the sensitivity model shows that if interest rates decreased by 100 basis points during fiscal 2006, net interest income for fiscal 2006 would have fallen by an equivalent amount of Rs. 785 million (US$ 18 million).

     Sensitivity analysis, which is based upon a static interest rate risk profile of assets and liabilities, is used for risk management purposes only and the model above assumes that during the course of the year no other changes are made in the respective portfolios. Actual changes in net interest income will vary from the model.

     Price Risk (Trading book)

     We undertake trading activities to enhance earnings through profitable trading for our own account. ICICI Securities Limited, our investment banking subsidiary, is a primary dealer in government of India securities, and a significant proportion of its portfolio consists of government of India securities.

     The following tables sets forth, using the fixed income portfolio at year-end fiscal 2006 as the base, one possible prediction of the impact of changes in interest rates on the value of our rupee fixed income trading portfolio for fiscal 2007, assuming a parallel shift in yield curve.

                                                            At March 31, 2006
                                      ------------------------------------------------------
                                                         Change in interest rates
                                                            (in basis points)
                                      ------------------------------------------------------
                                      Portfolio
                                         Size       (100)       (50)         50         100
                                      ---------     ------     -------     -------    ------
                                                            (in millions)
Government of India securities......     15,701        733         377       (377)     (733)
Corporate debt securities...........      6,972         85         102       (102)      (85)
                                      ---------     ------     -------     -------    ------
Total...............................     22,673        818         479       (479)     (818)
                                      ---------     ------     -------     -------    -------

     At year-end fiscal 2006, the total value of our rupee fixed income trading portfolio was Rs. 22.7 billion (US$ 510 million). The sensitivity model shows that if interest rates increase by 100 basis points during fiscal 2007, the value of the trading portfolio would fall by Rs. 818 million (US$ 18 million). Conversely, if interest rates fell by 100 basis points during fiscal 2007, under the model, the value of this portfolio would rise by Rs. 818 million (US$ 18 million). At year-end fiscal 2005, the total value of our rupee fixed income trading portfolio was Rs. 19.3 billion (US$ 433 million). The sensitivity model shows that if interest rates increased by 100 basis points during fiscal 2006, the value of the trading portfolio would have fallen by Rs. 523 million (US$ 12 million). Conversely, if interest rates fell by 100 basis points during fiscal 2006, under the model, the value of this portfolio would have risen by Rs. 523 million (US$ 12 million).

     As noted above, sensitivity analysis is used for risk management purposes only and the model used above assumes that during the course of the year no other changes are made in the respective portfolios. Actual changes in the value of the fixed income portfolio will vary from the model above.

     We revalue our trading portfolio on a regular basis and recognize aggregate re-valuation losses in our profit and loss account. The asset liability management policy stipulates an interest rate risk limit which seeks to cap the risk on account of the mark-to-market impact on the mark-to-market book (under the Indian GAAP classification - see "Supervision and Regulation - Reserve Bank of India Regulations - Banks' Investment Classification and Valuation Norms") and the earnings at risk on the banking book, based on a sensitivity analysis of a 100 basis points parallel and immediate shift in interest rates.

     In addition, the Risk Management Group stipulates risk limits including position limits and stop loss limits for the trading book. These limits are monitored on a daily basis and reviewed periodically. In addition to risk limits, we also have risk monitoring tools such as Value-at-Risk models for measuring market risk in our trading portfolio.

     ICICI Bank is required to invest a specified percentage, currently 25.0%, of its net demand and time liabilities in government of India securities to meet the statutory liquidity ratio requirement prescribed by the Reserve Bank of India. As a result, we have a very large portfolio of government of India securities classified as either available for sale or held to maturity securities. These are not included in the trading book analysis presented above.

     Equity Risk

     We assume equity risk both as part of our investment book and our trading book. On the investment book, investments in equity shares and preference shares are essentially long-term in nature. Nearly all the investment in equity securities have been driven by our project financing activities. The decision to invest in equity shares during project financing activities has been a conscious decision to participate in the equity of the company with the intention of realizing capital gains arising from the expected increases in market prices, and is separate from the lending decision. For further information on our trading and available for sale investments, see "Overview of ICICI Bank's Products and Services - Investment Banking - Treasury."

     Exchange Rate Risk

     We offer foreign currency hedge instruments like swaps, forwards, and currency options to clients, which are primarily banks and highly rated corporate customers. We actively use cross currency swaps, forwards, and options to economically hedge against exchange risks arising out of these transactions. Trading activities in the foreign currency markets expose us to exchange rate risks. This risk is mitigated by setting counterparty limits, stipulating daily and cumulative stop-loss limits, and engaging in exception reporting.

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

     We maintain diverse sources of liquidity to facilitate flexibility in meeting funding requirements. Incremental operations are principally funded by accepting deposits from retail and corporate depositors. The deposits are augmented by borrowings in the short-term inter-bank market and through the issuance of bonds. Loan maturities and sale of investments also provide liquidity. Most of the funds raised are used to extend loans or purchase securities. Generally, deposits have a shorter average maturity than loans or investments. For further information on liquidity risk, see "Operating and Financial Review of Prospects - Liquidity Risk."

   Operational Risk

     We are exposed to many types of operational risk. Operational risk is the risk of loss that can result from a variety of factors, including failure to obtain proper internal authorizations, improperly documented transactions, failure of operational and information security procedures, computer systems, software or equipment, fraud, inadequate training and employee errors or from external causes. Our exposure to operational risk has increased following our rapid international expansion in recent years. For a discussion on our vulnerability to operational risk, see "Risk Factors -- Risks Relating to Our Business -- There is operational risk associated with our industry which, when realized, may have an adverse impact on our business and the price of our equity shares and ADSs.", "Risk

Factors -- Risks Relating to Our Business -- We have experienced rapid international growth in the last three years which has increased the complexity of the risks that we face." and "Risk Factors -- Risks Relating to Our Business -- We are subject to legal and regulatory risk which may adversely affect our business and the price of our equity shares and ADSs." Our operational risk management policy aims at minimizing losses and customer dissatisfaction due to failure in processes, focusing on flaws in products and their design that can expose the Bank to losses due to fraud, etc., analyzing the impact of failures in technology/systems and developing mitigants to minimize the impact and developing plans for external shocks that can adversely impact the continuity in the Bank's operations. Our approach to operational risk management is designed to mitigate operational risk by maintaining a comprehensive system of internal controls, establishing systems and procedures to monitor transactions, maintaining key back-up procedures and undertaking regular contingency planning. New products and processes of ICICI Bank are approved by the Product and Process Committee before launch. The committee consists of representatives of legal, accounting, compliance and risk management groups. We follow a policy of centralizing a substantial portion of our operations related to various categories of products and services.

     Operational Controls and Procedures in Branches

     We have operating manuals detailing the procedures for the processing of various banking transactions and the operation of the application software. Amendments to these manuals are implemented through circulars sent to all offices.

     We have a scheme of delegation of financial powers that sets out the monetary limit for each employee with respect to the processing of transactions in a customer's account. Withdrawals from customer accounts are controlled by dual authorization. Senior officers have been delegated power to authorize larger withdrawals. Our operating system validates the check number and balance before permitting withdrawals. Cash transactions over Rs.1 million (US$21,801) are subject to special scrutiny to avoid money laundering. Our banking software has multiple security features to protect the integrity of applications and data.

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

     In Mumbai, we have centralized transaction processing on a nation wide basis for transactions like the issue of ATM cards and PIN mailers, reconciliation of ATM transactions, monitoring of ATM functioning, issue of passwords to Internet banking customers, depositing postdated checks received from retail loan customers and credit card transaction processing. Centralized processing has been extended to the issuance of personalized check books, back-office activities of non-resident Indian accounts, opening of new bank accounts for customers who seek web brokering services and recovery of service charges for accounts for holding shares in book-entry form.

     Operational Controls and Procedures in Treasury

     We use technology to monitor risk limits and exposures. Our front office, back office and accounting and reconciliation functions are fully segregated in both the domestic treasury and foreign exchange treasury. The respective middle offices use various risk monitoring tools such as counterparty limits, position limits, exposure limits and individual dealer limits. Procedures for reporting breaches in limits are also in place.

     Our front office treasury operations for rupee transactions consist of operations in fixed income securities, equity securities and inter-bank money markets. Our dealers analyze the market conditions and take views on price movements. Thereafter, they strike deals in conformity with various limits relating to counterparties, securities and brokers. The deals are then forwarded to the back office for settlement.

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

     Operational Controls and Procedures in Retail Asset Operations

     A majority of ICICI Bank's retail asset operations are centralized at Mumbai, Delhi and Chennai. The central operations unit is located in Mumbai and the regional operations units at Delhi and Chennai. These central and regional units support operations relating to retail asset products across the country.

     The central operations unit carries out accounting, reconciliation and repayment management activities for all retail asset products. The regional operations units manage disbursement of approved credit facilities. There are no manual issuances of disbursement cheques thus reducing any operational risk on account of manual intervention in the processes. No single team has the full authority to complete a transaction and carry out financial reconciliation. Each activity is segregated and carried out by an independent team.

     All processes are hosted and controlled through a central process site. At the design stage of the process, all operational and other risks are identified, mitigants designed and measures of performance specified to ensure adherence. The retail asset operations group has regional audit managers across the country. These audit managers monitor adherence to controls and procedures and record and report deviations to facilitate corrective action.

     Operational Controls and Procedures for Corporate Banking

     Our operations in respect of corporate banking products and services are centralised at Mumbai. This centralised operations comprise separate operations teams for trade finance, cash management and general banking operations. The centralised operations teams process transactions after verification of credit authorisations, as well as applicable regulations, particularly in respect of international trade finance transactions. This unit also processes transactions for small enterprise customers.

   Anti-money Laundering Controls

     The Indian Parliament passed the Prevention of Money Laundering Act in 2002 and the Government of India notified the rules for implementation of the provisions of the Act in July 2005. Effective July 1, 2005, the provisions of this Act (as subsequently amended) and the rules notified thereunder by the Government have come into force. The Reserve Bank of India issued detailed guidelines to the banks on Know Your Customer and Anti-Money Laundering in November 2004 which superseded their prior instructions and were based on the recommendations of the Financial Action Task Force and the paper issued on Customer Due Diligence for banks by the Basel Committee on Banking Supervision. Banks were required to comply with these Reserve Bank of India guidelines by December 31, 2005. The Reserve Bank of India had also issued guidelines, on February 15, 2006, on the obligations of the banks under the provisions of Prevention of Money Laundering Act, 2002.

     Our Board of Directors approved a group anti-money laundering policy in January 2004, which established the standards of anti-money laundering compliance. The group anti-money laundering policy was revised in December 2004 and in April 2006 in view of the requirements of the Reserve Bank of India guidelines, which are issued from time to time. The group anti-money laundering policy is applicable to all our activities. The unique anti-money laundering regulatory requirements for overseas units are provided separately as an addendum to the group anti-money laundering policy. Our anti-money laundering standards are primarily based on two pillars, namely, know your customer and monitoring/reporting of suspicious transactions. The group anti-money laundering policy specifies a risk-based approach in implementing the anti-money laundering framework. The strategic business units are required to undertake risk profiling of various customer segments and products, and to classify them into high, medium and low-risk categories. The anti-money laundering framework seeks to institute a process of customer identification and verification depending on the nature or status of the customer and the type of transaction. In respect of unusual or suspicious transactions or when the customer moves from a low-risk to high-risk profile, appropriate enhanced due-diligence measures are required to be adopted. The anti money laundering framework also requires that reports of specified cash transactions and suspicious transactions be submitted to the Financial Intelligence Unit, India (FIU-IND) constituted under the Prevention of Money Laundering Act, 2002 and the rules notified thereunder (to the respective Financial Intelligence Unit or its equivalent in the overseas jurisdiction, in respect of our overseas offices). The Audit Committee of our Board of Directors supervises the implementation of the anti-money laundering framework. A money laundering reporting officer for ICICI Bank and anti money laundering compliance officers for the overseas offices have been designated to monitor the day-to-day implementation of the anti-money laundering policy and procedures. Our committee of directors has also approved a customer acceptance policy, product and customer-specific Know Your Customer procedures and appropriate transaction monitoring procedures. Suitable training programs on awareness of anti-money laundering are organized for the employees on a periodic basis.

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

     The Compliance Group plays an oversight role in respect of regulatory compliance at the overseas branches and offshore banking units. Key risk indicators pertaining to our international banking operations are presented to the Risk Committee of our Board of Directors on a quarterly basis.

     Audit

     The Internal Audit Group undertakes a comprehensive audit of all business groups and other functions including international branches, representative offices and subsidiaries, in accordance with a risk-based audit plan. This plan allocates audit resources based on an assessment of the operational risks in the various businesses. The audit plan for every fiscal year is approved by the Audit Committee of our Board of Directors.

     The Internal Audit Group also has a dedicated team responsible for information technology security audits. The annual audit plan covers various components of information technology including applications, databases, networks and operating systems.

     The Reserve Bank of India requires banks to have a process of concurrent audits at branches handling large volumes, to cover a minimum of 50.0% of business volumes. We have a process of concurrent audits, using external accounting firms. Concurrent audits are also carried out at centralized and regional processing centers operations to ensure existence of and adherence to internal controls.

     Legal and Regulatory Risk

     We are involved in various litigations and are subject to a wide variety of banking and financial services laws and regulations in each of the jurisdictions in which we operate. We are also subject to a large number of regulatory and enforcement authorities in each of these jurisdictions. See " -- Legal and Regulatory Proceedings", "Risk Factors -- Risks Relating to Our Business -- We are involved in various litigations and any final judgment awarding material damages against us could have a material adverse impact on our future financial performance, our stockholders' equity and the price of our equity shares and ADSs", "- We have experienced rapid international growth in the last three years which has increased the complexity of the risks that we face", "-- We are subject to legal and regulatory risk which may adversely affect our business and the price of our equity shares and ADSs" and "-- Regulatory changes or enforcement initiatives in India or other jurisdictions in which we operate could adversely affect our business and the price of our equity shares and ADSs".

     Derivative Instruments Risk

     We enter into interest rate and currency derivative transactions primarily for the purpose of covering interest rate and foreign exchange mismatches and also engage in trading of derivative instruments on our own account. We provide derivative services to selected major corporate customers and other domestic and international financial institutions, including foreign currency forward transactions and foreign currency and interest rate swaps. Our derivative transactions are subject to counterparty risk to the extent particular obligors are unable to make payment on contracts when due.

     Risk Management in Key Subsidiaries

     ICICI Securities Limited provides investment banking services, including corporate advisory, fixed income and equity services, to corporate customers. All investment banking mandates, including underwriting commitments, are approved by the Commitments Committee comprising the Managing Director and CEO and relevant group heads, of ICICI Securities Limited. ICICI Securities Limited is a primary dealer and has Government of India securities as a significant proportion of its portfolio. The Corporate Risk Management Group at ICICI Securities Limited develops the risk management policies for the organization. The main objective of the group is to ensure adherence to best risk management practices to mitigate the risks, primarily credit and market risks, involved in the various businesses of the company. The group continuously develops and enhances its risk management and control procedures. Further, the Risk Management Committee is responsible for analyzing and monitoring the risks associated with the different business activities of ICICI Securities Limited and ensuring adherence to the risk and investment limits approved by the Board of Directors.

     ICICI Prudential Life Insurance Company Limited is exposed to business risks arising out of the nature of products and underwriting, and market risk arising out of the investments made out of the corpus of premiums collected and the returns guaranteed to policyholders. The Risk Management and Audit Committee of its Board of Directors is responsible for oversight of the risk management and internal control functions. For managing investment risk, the company has a prudent investment strategy to optimize risk adjusted returns. Its asset-liability management framework is designed to cushion and mitigate the investment related risks of assets. The assets under management for the linked portfolio, in respect of which there is minimal asset-liability mismatch risk, amounts to over 84% of the policyholders' funds. As part of asset-liability management for the non-linked portfolio, ICICI Prudential Life Insurance Company Limited has covered the single premium non-participating portfolio by duration matching, rebalanced monthly. On the participating portfolio, the asset allocation strategy, which includes investments in equities, is designed to achieve the twin objectives of managing base guarantees and maximizing returns. The equity portfolio is benchmarked against a market index. In addition, there are exposure limits to companies, groups and industries. For mitigating operational risks, management assesses and rates the various operational risks and prepares a mitigation plan. The internal audit department performs risk-based audit and reports the findings to the Audit Committee.

     ICICI Lombard General Insurance Company Limited is principally exposed to risks arising out of the nature of business underwritten and credit risk on its investment portfolio. In respect of business risk, ICICI Lombard General Insurance Company Limited seeks to diversify its insurance portfolio across industry sectors and geographical regions. It focuses on corporate product segments that have historically experienced low loss ratios and retail product segments where risks are widely distributed. It also has the ability to reduce the risk retained on its own balance sheet by re-insuring a part of the risks underwritten. Its investments are governed by the investment policy approved by its Board of Directors within the norms stipulated by the Insurance Regulatory and Development Authority. The Investment Committee oversees the implementation of this policy and reviews it periodically. Exposure to any single entity is normally restricted to 5.0% of the portfolio and to any industry to 10.0% of the portfolio. Investments in debt instruments are generally restricted to instruments with a domestic credit rating of AA or higher.

   Controls and Procedures

     ICICI Bank's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of ICICI Bank's "disclosure controls and procedures" (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of March 31, 2006 and concluded that, as of the date of their evaluation, ICICI Bank's disclosure controls and procedures were effective to ensure that information required to be disclosed by ICICI Bank in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms.

     There has been no change in ICICI Bank's internal control over financial reporting that has occurred during the fiscal year ended March 31, 2006, that has materially affected, or is reasonably likely to materially affect, ICICI Bank's internal control over financial reporting.

Loan Portfolio

     Our gross loan portfolio was Rs.1,577.1 billion (US$35.5 billion) at year-end fiscal 2006, an increase of 60.9 % over the gross loan portfolio of Rs.980.4 billion (US$22.0 billion) at year-end fiscal 2005. At year-end fiscal 2005, the gross loan portfolio increased 44.8 % to Rs.980.4 billion (US$22.0 billion) as compared to the gross loan portfolio of Rs.677.0 billion (US$15.2 billion) at year-end fiscal 2004. At year-end fiscal 2006, approximately 85.4 % of our gross loans were rupee loans.

   Loan Portfolio by Categories

     The following table sets forth, at the dates indicated, our gross rupee and foreign currency loans by business category.

                                                                       At March 31,
                                       --------------------------------------------------------------------------------
                                          2002          2003          2004         2005                 2006
                                       -----------   ----------    ----------   ----------    -------------------------
                                                                      (in millions)
Consumer loans and
   credit card receivables(1)......    Rs.  62,116   Rs.179,646    Rs.281,946   Rs.532,138    Rs.  910,871    US$20,478
  Rupee ...........................         62,116      179,646       281,494      526,541         895,116       20,124
  Foreign currency ................              -            -           452        5,597          15,755          354
Commercial, financial,
   agricultural and others.........        443,087      397,609       393,642      447,359         665,549       14,962
  Rupee............................        369,527      310,876       300,985      301,800         449,160       10,097
  Foreign currency.................         73,560       86,733        92,657      145,559         216,389        4,865
Leasing and related activities (2)           1,068        1,046         1,401          885             736           17
Rupee..............................          1,068        1,046         1,401          885             695           16
Foreign currency ..................              -            -             -            -              41            1
Gross loans........................        506,271      578,301       676,989      980,382       1,577,156       35,457
  Rupee............................        432,711      491,568       583,880      829,226       1,344,971       30,237
  Foreign currency ................         73,560       86,733        93,109      151,156         232,185        5,220
                                       -----------   ----------    ----------   ----------    ------------    ---------
Total gross loans..................        506,271      578,301       676,989      980,382       1,577,156       35,457
Allowance for loan losses..........        (27,199)     (39,212)     ( 27,510)     (16,282)        (14,553)        (327)
                                       -----------   ----------    ----------   ----------    ------------    ---------
Net loans..........................    Rs. 479,072   Rs.539,089    Rs.649,479   Rs.964,100    Rs.1,562,603    US$35,130
                                       ===========   ==========    ==========   ==========    ============    =========

---------
(1)  Includes installment loans and credit card receivables.
(2)  Leasing and related activities includes leasing and hire purchase.

     Our gross consumer loans and credit card receivables increased to Rs.910.9 billion (US$20.5 billion), constituting 57.8 % of our gross loans at year-end fiscal 2006 from Rs.532.1 billion (US$12.0 billion), constituting 54.3 % of our gross loans at year-end fiscal 2005. Our gross foreign currency loans increased from Rs.151.1 billion (US$3.4 billion), constituting 15.4 % of our total gross loans at year-end fiscal 2005 to Rs.232.2 billion (US$5.2 billion), constituting
14.7 % of our total gross loans at year-end fiscal 2006.

   Collateral -- Completion, Perfection and Enforcement

     Our loan portfolio consists largely of loans to retail customers, including home loans, automobile loans, two wheeler loans, commercial business loans, personal loans and credit card receivables, project and corporate finance and working capital loans to corporate borrowers and agricultural financing. In general, our loans (other than personal loans, credit card receivables and some forms of corporate and agricultural financing, which are unsecured) are over-collateralized. In India, there are no regulations stipulating loan-to-collateral limits.

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

   Loan Concentration

     We follow a policy of portfolio diversification and evaluate our total financing exposure in a particular industry in light of our forecasts of growth and profitability for that industry. ICICI Bank's Risk Management Group monitors all major sectors of the economy and specifically follows industries in which ICICI Bank has credit exposures. We seek to respond to any economic weakness in an industrial segment by restricting new credits to that industry segment and any growth in an industrial segment by increasing new credits to that industry segment, resulting in active portfolio management. ICICI Bank's policy is to limit its loan portfolio to any particular industry (other than retail loans) to 15.0% of total exposure.

     Pursuant to the guidelines of the Reserve Bank of India, ICICI Bank's credit exposure to individual borrowers must not exceed 15.0% of its capital funds, comprising Tier 1 and Tier 2 capital calculated pursuant to the guidelines of the Reserve Bank of India, under Indian GAAP. Credit exposure to individual borrowers may exceed the exposure norm of 15.0% of a bank's capital funds by an additional 5.0% (i.e. up to 20.0%) provided the additional credit exposure is on account of infrastructure financing. ICICI Bank's exposure to a group of companies under the same management control must not exceed 40.0% of its capital funds unless the exposure is in respect of an infrastructure project. The exposure to a group of companies under the same management control , including exposure to infrastructure projects, may be up to 50.0% of ICICI Bank's capital funds. With effect from June 1, 2004, banks may, in exceptional circumstances, with the approval of their boards, enhance the exposure by 5.0% of capital funds (i.e., 20.0% of capital funds for an individual borrower and 45.0% of capital funds for a group of companies under same management), making appropriate disclosures in their annual reports. Exposure for funded facilities is calculated as the total committed credit and investment sanctions or the outstanding funded amount, whichever is higher (for term loans, as undisbursed commitments plus the outstanding amount). Exposure for non-funded facilities is calculated as 100.0% of the committed amount or the outstanding non-funded amount whichever is higher. At year-end fiscal 2006, ICICI Bank was in compliance with these guidelines.

     The following table sets forth, at the dates indicated, the composition of our gross advances (net of write-offs).

                                                                      At March 31,
                   -----------------------------------------------------------------------------------------------------------------
                           2002                2003                2004                2005                     2006
                   ------------------  -------------------  ------------------  -----------------   --------------------------------
                                                             (in millions, except percentages)
Retail finance(1). Rs. 85,975   16.5%  Rs.202,320    34.9%  Rs.360,228   53.2%  Rs.596,027  60.8%   Rs.  981,549   US$22,067   62.2%
Services..........     34,427    6.6%      28,748     5.0%      21,069    3.1%      36,080   3.7%         99,566       2,238    6.3%
Iron and steel....     63,437   12.2%      62,842    10.8%      49,331    7.3%      49,005   5.0%         46,826       1,053    3.0%
Crude petroleum/
   refining.......     31,520    6.1%      23,001     4.0%      19,720    2.9%      44,268   4.5%         42,138         947    2.7%
Chemicals.........     37,292    7.2%      42,145     7.3%      33,578    5.0%      28,403   2.9%         43,467         977    2.8%
Road/ port/
   railways/
   telecom........     18,139    3.5%      19,209     3.3%      27,961    4.1%      36,416   3.7%         29,907         672    1.9%
Power.............     45,280    8.7%      37,974     6.6%      23,761    3.5%      18,577   1.9%         28,466         640    1.8%
Engineering.......     35,248    6.8%      32,394     5.6%      23,997    3.5%      17,327   1.8%         24,481         550    1.6%
Metal and
   metal products.     12,520    2.4%      11,609     2.0%      15,660    2.3%      18,110   1.8%         22,974         516    1.5%
Food processing...         54    0.0%       4,464     0.8%       1,216    0.2%       6,806   0.7%         11,915         268    0.8%
Other (2).........    155,842   30.0%     114,981    19.8%     100,964   14.9%     129,598  13.2%        246,093       5,533   15.6%
                   ----------  ------  ----------   ------  ----------  ------  ----------  -----   ------------   ---------  ------
Gross loans....... Rs.519,736  100.0%  Rs.579,686   100.0%  Rs.677,485  100.0%  Rs.980,617 100.0%   Rs.1,577,382   US$35,463  100.0%
Allowance for
   loan losses
   and interest
   suspense.......    (40,663)            (40,596)             (28,005)            (16,517)              (14,778)       (332)
                   ----------          ----------           ----------          ----------          ------------   ---------
Net loans......... Rs.479,073          Rs.539,090           Rs.649,479          Rs.964,100          Rs.1,562,603   US$35,130
                   ==========          ==========           ==========          ==========          ============   =========

---------
(1) Includes home loans, automobile loans, commercial business loans, two wheeler loans, personal loans, credit cards, dealer funding and developer financing.

(2) Others primarily include transportation, paper and paper products, food products, petrochemicals, man-made fibres, machinery, sugar, plastics, mining, rubber and rubber products, shipping, agriculture, construction, printing, mineral products, glass and glass products, watches, healthcare, gems and jewelry, leather, cement and wood products industries.

     Our gross loan portfolio at year-end fiscal 2006 increased by 60.8% compared to the gross loan portfolio at year-end fiscal 2005. The largest increase was in retail finance, which was 62.2% of gross loans at year-end fiscal 2006 compared to 60.8% at year-end fiscal 2005 and 53.2% at year-end fiscal 2004. Our gross loans to the services sector as a percentage of gross loans increased to 6.3% at year-end fiscal 2006 compared to 3.7% at year-end fiscal 2005. Our gross loans to the iron and steel sector as a percentage of gross loans decreased to 3.0% at year-end fiscal 2006 compared to 5.0% at year-end fiscal 2005.

     At year-end fiscal 2006, our 20 largest borrowers accounted for approximately 11.1% of our gross loan portfolio, with the largest borrower accounting for approximately 1.9% of our gross loan portfolio. The largest group of companies under the same management control accounted for approximately 2.5% of our gross loan portfolio.

   Geographic Diversity

     Our portfolios were geographically diversified throughout India. The state of Maharashtra, which is one of the most industrialized states in India, accounted for the largest proportion of our gross loans outstanding at year-end fiscal 2006.

   Directed Lending

     The Reserve Bank of India requires banks to lend to certain sectors of the economy. Such directed lending is comprised of priority sector lending, export credit and housing finance.

     Priority Sector Lending

     The Reserve Bank of India has established guidelines requiring banks to lend 40.0% of their net bank credit (total domestic loans less marketable debt instruments and certain exempted categories permitted by the Reserve Bank of India from time to time) to certain specified sectors called priority sectors. Priority sectors include small-scale industries, the agricultural sector, food and agri-based industries, small businesses and housing finance up to certain limits. The agricultural sector is further bifurcated into direct finance to agriculture which mainly includes short-term crop loans and medium and long term loans provided directly to farmers for financing production and development needs and indirect finance to agriculture which mainly includes financing the distribution of fertilisers, pesticides and seeds, financing distribution of inputs for the allied activities such as cattle feed and poultry feed. and various other specified categories. Out of the 40.0%, banks are required to lend a minimum of 18.0% of their net bank credit to the agriculture sector (including direct agriculture and indirect agriculture) and the balance to certain specified sectors, including small scale industries (defined as manufacturing, processing and services businesses with a limit of Rs.10 million on investment in plant and machinery, and an investment limit of Rs.50 million in respect of certain specified items), small businesses, including retail merchants, professional and other self employed persons and road and water transport operators, housing loans up to Rs. 1.5 million and to specified state financial corporations and state industrial development corporations. To ensure focus of banks on direct agricultural advances, the Reserve Bank of India has stipulated that lending under the indirect category should not exceed one-fourth of the agricultural sub-target of 18%. Therefore, banks are necessarily required to lend 13.5% of their net bank credit to the direct agricultural sector. While granting its approval for the amalgamation, the Reserve Bank of India stipulated that since ICICI's loans transferred to ICICI Bank were not subject to the priority sector lending requirement, the Bank is required to maintain priority sector lending of 50.0% of its domestic net bank credit on the residual portion of its advances (i.e., the portion of total advances excluding advances of ICICI, henceforth referred to as residual net bank credit). This additional 10.0% priority sector lending requirement will apply until such time as the Bank's aggregate priority sector advances reach a level of 40.0% of its total net bank credit. The Reserve Bank of India's existing instructions on sub-targets under priority sector lending and eligibility of certain types of investments/ funds for qualification as priority sector advances apply to the Bank.

     The Bank is required to comply with the priority sector lending requirements at the end of each fiscal year. Any shortfall in the amount required to be lent to the priority sectors may be required to be deposited with government sponsored Indian development banks like the National Bank for Agriculture and Rural Development and the Small Industries Development Bank of India. These deposits have a maturity of up to five years and carry interest rates lower than market rates.

     At year-end fiscal 2006, our priority sector loans were Rs.432.29 billion (US$9.7 billion), constituting 49.7% of our residual net bank credit against the requirement of 50.0%. The following table sets forth our priority sector loans, classified by the type of borrower, at year-end fiscal 2006.

                                                                  % of residual
                                                                 net bank credit
                                             At March 31,          at March 31,
                                     ------------------------    -------------
                                       2006            2006          2006
                                     ----------      --------    -------------
                                       (in millions, except percentages)
Small scale industries..........     Rs.  3,513      US$   79            0.4%
Others including residential
   mortgage less than
   Rs.1.5 million and small
   businesses...................        282,199         6,344           32.4
Agricultural sector (1).........        146,582         3,295           16.8
                                     ----------      --------      ---------
Total...........................     Rs.432,295      US$9,719           49.7%
                                     ==========      ========      =========

---------
(1) Includes direct agriculture Rs.101.11 billion constituting 11.6% of our residual net bank credit against the requirement of 13.5%.

     Export Credit

     As part of directed lending, the Reserve Bank of India also requires banks to make loans to exporters at concessional rates of interest. Export credit is provided for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies. At the end of the fiscal year, 12.0% of a bank's net bank credit is required to be in the form of export credit. This requirement is in addition to the priority sector lending requirement but credits extended to exporters that are small scale industries or small businesses may also meet part of the priority sector lending requirement. The Reserve Bank of India provides export refinancing for an eligible portion of total outstanding export loans at the bank rate prevailing in India from time to time. The interest income earned on export credits is supplemented through fees and commissions earned from these exporter customers from other fee-based products and services taken by them from us, such as foreign exchange products and bill handling. At year-end fiscal 2006, our export credit was Rs.11.5 billion (US$259 million), constituting 1.3% of our residual net bank credit.

     Housing Finance

     The Reserve Bank of India requires banks to lend up to 3.0% of their incremental deposits in the previous fiscal year for housing finance. This can be in the form of home loans to individuals or investments in the debentures and bonds of the National Housing Bank and housing development institutions recognized by the government of India. Housing finance also qualifies as priority sector lending. At year-end fiscal 2006, our housing finance qualifying as priority sector advances was Rs.234.27 billion (US$5.3 billion) and was well above the minimum requirement prescribed by the Reserve Bank of India.

   Loan Pricing

     As required by the Reserve Bank of India guidelines and the advice issued by the Indian Banks' Association, effective January 1, 2004, we price our loans (other than fixed rate loans and certain categories of loans to individuals and agencies specified by the Indian Banks' Association, including among others, loans to individuals for acquiring residential properties, loans for purchase of consumer durables, non-priority sector personal loans and loans to individuals against shares, debentures, bonds and other securities) with reference to a benchmark prime lending rate, called the ICICI Bank Benchmark Advance Rate. The Asset Liability Management Committee of our Board of Directors fixes the ICICI Bank Benchmark Advance Rate based on cost of funds, cost of operations and credit charge as well as yield curve factors, such as interest rate and inflation expectations, as well as market demand for loans of a certain term and our cost of funds. The ICICI Benchmark Advance Rate is 13.75% p.a. payable monthly, effective June 12, 2006. The lending rates comprise ICICI Benchmark Advance Rate, term premium and transaction-specific credit and other charges.

Classification of Loans

     We classify our assets as performing and non-performing in accordance with the Reserve Bank of India's guidelines except in the case of ICICI Home Finance Company and ICICI Bank Canada. ICICI Home Finance Company classifies loans and other credit facilities as per the National Housing Bank guidelines into performing and non-performing assets. Loans of our Canadian subsidiary are classified as impaired when there is no longer a reasonable assurance of the timely collection of the full amount of principal or interest. Under the Reserve Bank of India guidelines, an asset is classified as non-performing if any amount of interest or principal remains overdue for more than 90 days (180 days until fiscal 2003), in respect of term loans. In respect of overdraft or cash credit, an asset is classified as non-performing if the account remains out of order for a period of 90 days (180 days until fiscal 2003) and in respect of bills, if the account remains overdue for more than 90 days (180 days until fiscal 2003). Further, non-performing assets are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India. The Reserve Bank of India has separate guidelines for restructured loans. See below " - Restructured Loans."

     Asset Classification

     The classification of assets as per Reserve Bank of India guidelines is detailed below:

       Performing assets:

       Standard assets         Assets that do not disclose any problems or which do not carry more than normal risk attached to the business are classified as standard assets.

       Non-performing assets:

       Sub-standard assets     Sub-standard assets comprise assets that are non-performing for a period not exceeding
                               12 months (18 months until fiscal 2003).

       Doubtful assets         Doubtful assets comprise assets that are non-performing for more than 12 months (18 months until fiscal 2003).

       Loss assets             Loss assets comprise assets (i) the losses on which are identified or (ii) that are considered uncollectible.

     Our non-performing assets, described in this annual report, include loans and advances as well as credit substitutes, which are funded credit exposures like debentures and preference shares. In compliance with regulations governing the presentation of financial information by banks, we report only non-performing loans and advances in our financial statements.

     See also "Supervision and Regulation - Reserve Bank of India Regulations - Loan Loss Provisions and Non-Performing Assets - Asset Classification."

     Restructured Loans

     The Reserve Bank of India has separate guidelines for restructured loans. A fully secured standard loan can be restructured by reschedulement of principal repayments and/or the interest element, but must be separately disclosed as a restructured loan in the year of restructuring. The amount of sacrifice, if any, in the element of interest, measured in present value terms, is either written off or a provision is made to the extent of the sacrifice involved. Similar guidelines apply to sub-standard assets. The sub-standard accounts which have been subjected to restructuring, whether in respect of principal installment or interest amount are eligible to be upgraded to the standard category only after the specified period, i.e., a period of one year after the date when first payment of interest or of principal, whichever is earlier, falls due, subject to satisfactory performance during the period.

     Provisioning and write-offs

     We make provisions and write-offs in accordance with the Reserve Bank of India's guidelines; see "Supervision and Regulation - Reserve Bank of India Regulations - Loan Loss Provisions and Non-Performing Assets - Provisioning and write-offs." The Reserve Bank of India guidelines on provisioning and write-offs are as described below:

     Standard assets      As per the Reserve Bank of India's guidelines issued
                          in September 2005, banks are required to make general provisions at 0.40% on standard loans
                          (excluding loans to agriculture sector and to small and medium enterprises). As per the Reserve Bank of India's guidelines issued in May 2006, the general provisions for personal loans, loans and advances qualifying as capital market exposure, residential housing loans beyond Rs.2.0 million and commercial real estate were increased to 1.00% from 0.40%.
                          Further, in its guidelines issued in July 2006, Reserve Bank of India has allowed banks to create the above additional provision in a phased manner as given below.

                          a) 0.55% for the three months ending June 2006;
                          b) 0.70% for the six months ending September 2006;
                          c) 0.85% for the nine months ending December 2006; and
                          d) 1.00% for the year ending March 2007.

     Sub-standard assets  A general provision of 10% is required for all sub-standard assets. An additional provision of 10% is required for accounts that are unsecured, ab-initio.

     Doubtful assets      A 100% provision is required in respect of the
                          unsecured portion of the doubtful asset. Until year-end fiscal 2004, a 20% to 50% provision was required for the secured portion as follows:

                             Up to one year: 20% provision;
                             One to three years: 30% provision; and
                             More than three years: 50% provision.

                          Effective year-end fiscal 2005, a 100% provision is required for assets classified as doubtful for more than three years on or after April 1, 2004. In respect of assets classified as doubtful for more than three years up to March 31, 2004, 60% to 100% provision on such secured portion is required as follows:

                             By March 31, 2005: 60% provision;
                             By March 31, 2006: 75% provision; and
                             By March 31, 2007: 100% provision.

     Loss assets          The entire asset is required to be written off or
                          provided for.

     Restructured loans   A provision equal to the difference between the
                          present value of the future interest as per the original loan agreement and the present value of the future interest on the basis of rescheduled terms at the time of restructuring, is required to be made.

     There are separate guidelines for projects under implementation which are based on the achievement of financial closure and the date of approval of the project financing.

     Our policy

     Until fiscal 2004, the Bank made provisions aggregating 50% of the secured portion of corporate non-performing assets over a three-year period instead of the five-and-a-half year period prescribed by the Reserve Bank of India. Effective the quarter ended June 30, 2004, the Bank provides for corporate non-performing assets in line with the revised Reserve Bank of India guidelines requiring 100% provision over a five-year period. Loss assets and the unsecured portion of doubtful assets are fully provided for or written off. Additional provisions are made against specific non-performing assets if considered necessary by the management. We make provisions and write-offs for retail non-performing loans in excess of the provisions required by the Reserve Bank of India guidelines. Non-performing assets acquired from ICICI in the amalgamation were fair valued and additional provisions were recorded to reflect the fair valuation. We do not distinguish between provisions and write-offs while assessing the adequacy of our loan loss coverage, as both provisions and write-offs represent a reduction of the principal amount of a non-performing asset. In compliance with regulations governing the presentation of financial information by banks, we report non-performing assets net of cumulative write-offs in our financial statements.

     For restructured loans, provisions are made in accordance with the guidelines issued by the Reserve Bank of India, which require that the difference between the present values of the future interest as per the original loan agreement and the present values of future interest on the basis of rescheduled terms be provided at the time of restructuring.

     The following table sets forth, at the dates indicated, our gross restructured rupee and foreign currency loan portfolio by business category.

                                                                      At March 31,
                                       -----------------------------------------------------------------------------
                                          2002         2003          2004          2005                2006
                                          ----         ----          ----          ----       ----------------------
                                                            (in millions, except percentages)
Commercial, financial,
   agricultural and others (1)...       Rs.50,431    Rs.90,018     Rs.72,599    Rs.64,524     Rs.54,806     US$1,232
 Rupee...........................          35,534       48,582        57,941       51,146        48,925        1,100
 Foreign currency................          14,897       41,436        14,658       13,378         5,881          132
Working capital finance..........               -        2,857         2,855        1,099           657           15
 Rupee...........................               -        2,857         2,855        1,099           657           15
 Foreign currency................               -            -             -            -             -            -
Total restructured loans.........          50,431       92,875        75,454       65,623        55,463        1,247
 Rupee...........................          35,534       51,439        60,796       52,245        49,582        1,115
 Foreign currency................          14,897       41,436        14,658       13,378         5,881          132
                                        ---------    ---------     ---------    ---------     ---------     --------
Gross restructured loans.........          50,431       92,875        75,454       65,623        55,463        1,247
Provision for loan losses........         (3,453)      (3,443)       (9,169)      (2,991)       (2,305)         (52)
                                        ---------    ---------     ---------    ---------     ---------     --------
Net restructured loans...........       Rs.46,978    Rs.89,432     Rs.66,285    Rs.62,632     Rs.53,158     Rs.1,195
                                        =========    =========     =========    =========     =========     ========
Gross customer assets............      Rs.621,140   Rs.702,331    Rs.772,986 Rs.1,049,431  Rs.1,638,552    US$36,838
Net customer assets..............         591,207      651,885       736,297    1,029,299     1,622,675       36,481
Gross restructured loans as a
   percentage of gross customer
   assets........................           8.12%       13.22%         9.76%        6.25%         3.38%
Net restructured loans as a
   percentage of net customer
   assets........................           7.95%       13.72%         9.00%        6.08%         3.28%

----------
(1) Excludes working capital finance.


     The following table sets forth, at the dates indicated, our gross non-performing rupee and foreign currency customer asset portfolio by business category.

                                                                      At March 31,
                                       -----------------------------------------------------------------------------
                                           2002         2003         2004          2005                2006
                                           ----         ----         ----          ----       ----------------------
                                                            (in millions, except percentages)
Consumer loans & credit card
   receivables...................          Rs.201     Rs.1,121      Rs.3,544     Rs.8,428     Rs.14,395       US$324
 Rupee...........................             201        1,121         3,544        8,426        14,388          323
 Foreign currency................               -            -             -            2             7            1
Commercial, financial,
   agricultural and others (1)...          48,936       52,704        32,617       23,653         5,684          128
 Rupee...........................          32,933       37,769        25,632       20,098         3,675           83
 Foreign currency................          16,003       14,935         6,985        3,555         2,009           45
Working capital finance..........           3,998        4,779         4,541        2,808         2,943           66
 Rupee...........................           3,998        4,779         4,541        2,808         2,943           66
 Foreign currency................               -            -             -            -             -            -
Leasing and related activities...             616          459           119           84            63            1

                                                                      At March 31,
                                       -----------------------------------------------------------------------------
                                           2002         2003         2004          2005                2006
                                           ----         ----         ----          ----       ----------------------
                                                            (in millions, except percentages)
 Rupee...........................             616          459           119           84            63            1
 Foreign currency................               -            -             -            -             -            -
Total non-performing assets......          53,751       59,063        40,821       34,973        23,085          519
 Rupee...........................          37,748       44,128        33,836       31,416        21,069          473
 Foreign currency................          16,003       14,935         6,985        3,557         2,016           46
                                        ---------    ---------     ---------    ---------     ---------     --------
Gross non-performing assets......          53,751       59,063        40,821       34,973        23,086          519
Provision for loan losses........         (26,010)     (26,922)      (19,829)     (14,606)      (12,009)        (270)
Interest suspended & ECGC
   claims(2).....................            (477)        (490)         (502)        (284)         (271)          (6)
                                        ---------    ---------     ---------    ---------     ---------     --------
Net non-performing assets........       Rs.27,264    Rs.31,651     Rs.20,490    Rs.20,083     Rs.10,806       US$243
                                        =========    =========     =========    =========     =========     ========
Gross customer assets............      Rs.621,140   Rs.702,331    Rs.772,986 Rs.1,049,431  Rs.1,638,552    US$36,838
Net customer assets..............         591,207      651,885       736,297    1,029,299     1,622,675       36,481
Gross non-performing assets as a
   percentage of gross customer
   assets........................           8.65%        8.41%         5.28%        3.33%         1.41%
Net non-performing assets as a
   percentage of net customer
   assets........................           4.61%        4.86%         2.78%        1.95%         0.67%

----------

(1)  Excludes working capital finance.

(2) Including amounts claimed as recoverable from Export Credit Guarantee Corporation of India


     The ratio of net non-performing assets to net customer assets was 0.67% at March 31, 2006 as compared to 1.95% at March 31, 2005. At March 31, 2006, the gross non-performing assets (net of write-offs) were Rs.23.1 billion (US$ 519 million) compared to Rs.35.0 billion (US$ 786 million) at March 31, 2005. Gross of technical write-offs, the gross non-performing assets at March 31, 2006 were Rs.29.8 billon (US$ 670 million) compared to Rs.51.8 billion (US$ 1.2 billion) at March 31, 2005. The coverage ratio (i.e. total provisions and technical write-offs made against non-performing assets as a percentage of gross non-performing assets) at March 31, 2006 was 63.7% compared to 61.2% at March 31, 2005.

     In 1991, India commenced a program of industrial liberalization involving, among other things, the abolition of industrial licensing, reduction in import tariff barriers and greater access for foreign companies to the Indian markets. In the period following the opening up of the economy, a number of Indian companies commenced large projects in expectation of growth in demand in India. These projects had in general relatively high levels of debt relative to equity, given the inadequate depth in the equity capital markets in India at that time. During the 1990s, the Indian economy was impacted by negative trends in the global marketplace, particularly in the commodities markets, and recessionary conditions in various economies, which have impaired the operating environment for the industrial sector in India. The manufacturing sector was also impacted by several other factors, including increased competition arising from economic liberalisation in India and volatility in industrial growth and commodity prices. This has led to stress on the operating performance of Indian companies and an increase in the level of non-performing assets in the Indian financial system, including ICICI and us.

     Certain Indian corporations have come to terms with this new competitive reality through a process of restructuring and repositioning, including rationalization of capital structures and production capacities. The increase in commodity prices since fiscal 2003 has had a favorable impact on the operations of corporations in several sectors. To create an institutional mechanism for the restructuring of corporate debt, the Reserve Bank of India has devised a corporate debt restructuring system. The objective of this framework is to ensure a timely and transparent mechanism for the restructuring of corporate debts of viable entities facing problems. The operation of this system led to the approval of restructuring programs for a large number of companies, which led to an increase in the level of restructured loans in the Indian financial system, including us. The restructured loans continue to be classified as such until they complete one year of payment in accordance with the restructured terms. Our net restructured standard loans were Rs.53.16 billion at March 31, 2006 compared to Rs.62.63 billion at March 31, 2005.

     Non-Performing Asset Strategy

     In respect of unviable non-performing assets, where companies have lost financial viability, we adopt an aggressive approach aimed at out-of-court settlements, enforcing collateral and driving consolidation. Our focus is on time value of recovery and a pragmatic approach towards settlements. The strong collateral against our loan assets is the critical factor towards the success of our recovery efforts. In addition, we continually focus on proactive management of accounts under supervision. Our strategy constitutes a proactive approach towards identification, aimed at early stage solutions to incipient problems.

     The Securitisation Act has strengthened the ability of lenders to resolve non-performing assets by granting them greater rights as to enforcement of security and recovery of dues from corporate borrowers. The Securitisation Act and guidelines issued by the Reserve Bank of India have permitted the setting up of asset reconstruction companies to acquire financial assets by banks and financial institutions. The Reserve Bank of India has issued guidelines to banks on the process to be followed for sales of financial assets to asset reconstruction companies. These guidelines provide that a bank may sell financial assets to an asset reconstruction company provided the asset is a non-performing asset. (See "Supervision and Regulation -- Reserve Bank of India Regulations -- Regulations relating to Sale of Assets to Asset Reconstruction Companies"). We sold Rs.4.79 billion of our net non-performing assets during fiscal 2006 and Rs.13.28 billion of our net non-performing assets during fiscal 2005 to Asset Reconstruction Company (India) Limited, a reconstruction company registered with the Reserve Bank of India.

     We monitor migration of the credit ratings of our borrowers to enable us to take proactive remedial measures to prevent loans from becoming non-performing. We review the industry outlook and analyse the impact of changes in the regulatory and fiscal environment. Our periodic review system helps us to monitor the health of accounts and to take prompt remedial measures.

     A substantial portion of our loans to retail customers is also secured by a first and exclusive lien on the assets financed (predominantly property and vehicles). We are entitled in terms of our security documents to repossess security comprising assets such as plant, equipment and vehicles without reference to the courts or tribunals unless a client makes a reference to such courts or tribunals to stay our actions. In respect of our retail loans, we adopt a standardised collection process to ensure prompt action for follow-up on overdues and recovery of defaulted amounts. Our loans have historically been sufficiently over-collateralized so that once collateral is realized we recover a substantial amount of our loan outstanding. However, recoveries may be subject to delays of up to several years, due to the long legal process in India. This leads to delay in enforcement and realization of collateral. We maintain the non-performing assets on our books for as long as the enforcement process is ongoing. Accordingly, a non-performing asset may continue for a long time in our portfolio until the settlement of loan account or realization of collateral, which may be longer than US banks under similar circumstances.

     See also "Loan portfolio -- Collateral -- Completion, Perfection and Enforcement".

     The following table sets forth, at the dates indicated, gross restructured loans by borrowers' industry or economic activity and as a percentage of total gross restructured loans.

                                                                 At March 31,
                              ----------------------------------------------------------------------------------------
                                   2002             2003            2004            2005                2006
                              --------------  -------------   --------------   -------------    ----------------------
                                                       (in millions, except percentages)
                              Rs.        %       Rs.      %     Rs.       %      Rs.       %      Rs.     US$      %
Crude petroleum/
   refining............            -       -      -        -   7,448     23.1  18,340     27.9  19,169     431    34.6
Road/port/railways/telecom
   & other infrastructure          -       -   2,277     2.5  10,276     13.6  15,255     23.2  18,733     421    33.8
Iron and steel.........        9,870    19.6  43,226    46.5   8,488     11.2  10,501     16.0   4,834     109     8.7
Other metal & metal
   products............        1,542     3.1   1,456     1.6   3,377      4.5   3,143      4.8   3,528      79     6.3
Chemicals (including
   fertilizers &
   pesticides).........        4,346     8.6   5,997     6.5   8,442     11.2   6,912     10.5   2,345      53     4.2
Power..................        2,496     4.9   1,155     1.2   1,202      1.6   2,694      4.1   1,703      38     3.1
Paper and paper
   products............          991     2.0     725     0.8   1,159      1.5     920      1.4     920      21     1.7
Engineering............        1,601     3.2   2,399     2.6   4,022      5.3     509      0.8     565      13     1.0
Cement.................        1,263     2.5   6,044     6.5   2,765      3.7   1,143      1.8     485      11     0.9
Automobiles
   (including trucks)..        5,869    11.6   6,609     7.1   6,584      8.7   2,409      3.7     391       9     0.7
Textiles...............       11,427    22.7   5,873     6.3   2,346      3.1     418      0.6     345       8     0.6
Services (excluding
   finance)............          513     1.0   2,320     2.5     852      1.2     417      0.6       -       -       -
Food processing........            -       -     176     0.2       -        -       -        -       -       -       -
Others.................       10,513    20.8  14,618    15.7   8,493     11.3   2,962      4.6   2,445      54     4.4
                              ------   -----  ------   -----  ------    -----  ------    -----  ------   -----   -----

                                                                 At March 31,
                              ----------------------------------------------------------------------------------------
                                  2002             2003            2004            2005                 2006
                              ------------   --------------   -------------    -------------    ----------------------
                                                       (in millions, except percentages)
                              Rs.        %       Rs.      %     Rs.       %      Rs.       %      Rs.     US$      %
Gross restructured
   loans..............        50,431   100.0  92,875   100.0  75,454    100.0  65,623    100.0  55,463   1,247   100.0
                                       =====           =====            =====            =====                   =====
Aggregate provision
   for loan losses.....       (3,453)         (3,443)         (9,169)          (2,991)          (2,305)    (52)
                              ------          ------          ------           ------           ------     ---
Net restructured loans        46,978          89,432          66,285           62,632           53,158   1,195
                              ======          ======          ======           ======           ======   =====


     The following table sets forth, at the dates indicated, gross non-performing assets by borrowers' industry or economic activity and as a percentage of total gross non-performing assets.

                                                                 At March 31,
                             ----------------------------------------------------------------------------------------
                                   2002            2003            2004            2005               2006
                             ---------------  -------------   -------------    ------------   -----------------------
                                                      (in millions, except percentages)
                               Rs.        %      Rs.      %      Rs.      %      Rs.      %      Rs.     US$      %
Chemicals (including
   fertilisers &
   pesticides)........       13,043     24.4  15,127    25.6   8,494    20.8   4,026    11.5   1,990      45      8.6
Textiles..............        8,191     15.3   9,811    16.6   4,261    10.4   3,239     9.3   1,264      28      5.5
Services (excluding
   finance) ..........        1,027      1.9     798     1.4     828     2.0     670     1.9     806      18      3.5
Agriculture...........          200      0.4     237     0.4     219     0.5     271     0.8     795      18      3.4
Automobiles
   (including trucks)           278      0.5     734     1.2     686     1.7     678     1.9     740      17      3.2
Electronics...........          969      1.8   1,046     1.8   1,019     2.5   1,414     4.0     386       9      1.7
Food processing.......        2,386      4.4   1,501     2.5     994     2.4     722     2.1     336       8      1.5
Iron and steel........        9,146     17.0   7,672    13.0   1,663     4.1     670     1.9     191       4      0.8
Engineering...........        4,224      7.9   4,113     7.0   2,136     5.2   1,420     4.1     144       3      0.6
Other metal & metal
   products...........        2,705      5.0   3,213     5.4   1,981     4.9     379     1.1      37       1      0.2
Paper and paper
   products...........        2,069      3.9   1,734     2.9     598     1.5     350     1.0      52       1      0.2
Road/port/railways &
   other
   infrastructure.....          180      0.3     180     0.3       -       -   2,141     6.1       -       -        -
Power.................          338      0.6     623     1.1   6,200    15.2   7,373    21.1       -       -        -
Services -- finance....         345      0.6   1,542     2.6     836     2.0     762     2.2       -       -        -
Cement................        1,406      2.6   1,623     2.7   1,545     3.8     196     0.6       -       -        -
Retail finance(1).....          233      0.4   1,137     1.9   3,593     8.8   8,452    24.2  14,449     324     62.6
Others................        7,011     13.0   7,972    13.6   5,768    14.2   2,210     6.2   1,896      43      8.2
                            -------    -----  ------   -----  ------   -----  ------   -----  ------    ----    -----
Gross non-performing
   assets............        53,751    100.0  59,063   100.0  40,821   100.0  34,973   100.0  23,086     519    100.0
Aggregate provision
   for loan losses....      (26,010)         (26,922)        (19,829)        (14,606)        (12,009)   (270)
Interest suspended &
   ECGC claims(2).....         (477)            (490)           (502)           (284)           (271)     (6)
                             ------           ------          ------          ------          ------     ---
Net non-performing
   assets.............       27,264           31,651          20,490          20,083          10,806     243
                             ======           ======          ======          ======          ======     ===

----------

(1)  Includes dealer funding and developer financing.
(2) Includes amounts claimed as recoverable from Export Credit Guarantee Corporation of India.


     Gross retail non-performing loans increased from Rs.8.45 billion (US$190 million) at year-end fiscal 2005 to Rs.14.45 billion (US$325 million) at year-end fiscal 2006, primarily due to the growth of the retail portfolio. The net non-performing assets in the retail portfolio at March 31, 2006 were 0.73% of net retail assets. Retail non-performing loans constituted 62.6% of total non-performing assets at March 31, 2006 compared to 24.2% at year-end fiscal 2005, due to a reduction in non-performing loans excluding retail loans, and an increase in retail non-performing loans in line with the growth in the retail portfolio.

     Provision for Loan Losses

     The following table sets forth, at the dates indicated, movement in our provisions for loan losses for non-performing customer assets.

                                                                     At March 31,
                                  -------------------------------------------------------------------------------
                                       2002         2003          2004          2005          2006         2006
                                       ----         ----          ----          ----          ----         ----
                                                                     (in millions)
Aggregate provision for loan
   losses at the beginning of
   the year....................    Rs. 2,519    Rs. 26,010     Rs. 26,922     Rs.19,829     Rs.14,606     US$328
Add: Provisions for loan losses
  Retail finance(1)............          100           241            597         4,360         1,880         43
  Commercial, financial,
     agricultural and others(2)       24,717         5,423          3,438        (1,106)          896         20
  Working capital finance......        2,462         1,336           (351)          963           615         14
  Leasing & related activities.          141            10            (68)          (11)          (18)        (1)
Total provisions for loan
   losses, net of releases of
   provisions                      Rs.29,939     Rs.33,020     Rs. 30,538     Rs.24,035      Rs.17,978       404
Loans charged-off..............       (3,929)       (6,098)       (10,709)       (9,429)        (5,970)     (134)
Aggregate provision for loan
   losses at the end of the
   year........................    Rs.26,010     Rs.26,922     Rs. 19,829     Rs.14,606      Rs.12,009    US$270

----------
(1)  Includes dealer funding and developer financing.
(2) Includes project finance, corporate finance and receivables financing, excluding leasing and related activities.


Subsidiaries and Joint Ventures

     Prior to the amalgamation, ICICI Bank had no subsidiaries. Subsequent to the amalgamation, the subsidiaries and joint ventures of ICICI have become our subsidiaries and joint ventures.

     The following table sets forth, certain information relating to our direct subsidiaries and joint ventures for the year ended March 31, 2006.

                                        Year of                             Ownership   Total      Net       Total
               Name                    formation           Activity         interest   income(1)  worth(2)  Assets(3)
               ----                    ---------           --------         --------   --------- ---------  ---------
                                                                               (in millions, except percentages)
ICICI Securities Limited..........   February,1993  Investment banking         99.90% Rs. 4,059 Rs. 4,108  Rs. 16,422

ICICI Brokerage Services Limited..   March, 1995    Securities broking         99.90%       713       485      1,666

ICICI Securities Inc..............   June, 2000     Investment banking         99.90%       288       516        992

ICICI Securities Holdings Inc.....   June, 2000     Investment banking         99.90%        35       519        523

ICICI Prudential Life Insurance
  Company Limited(7)..............   July, 2000     Life insurance             74.00%    56,982     4,936     92,255

ICICI Lombard General Insurance
  Company Limited(7)..............   October, 2000  General insurance          74.00%     7,860     4,168     16,391

                                                    Asset management
                                                    company for
Prudential ICICI Asset Management                   Prudential ICICI
  Company Limited(6)..............   June, 1993     Mutual Fund                50.99%     1,415       572      1,186

                                                    Trustee company for
                                                    Prudential ICICI
Prudential ICICI Trust Limited(6).   June, 1993     Mutual Fund                50.80%         4         8         12

ICICI Venture Funds Management                      Venture fund
  Company Limited.................   January, 1988  management                100.00%     1,146       206        718

ICICI Home Finance Company
  Limited(4)......................   May, 1999      Housing finance           100.00%     3,135     3,514     40,812

ICICI Trusteeship Services Limited   April, 1999    Trusteeship services      100.00%         0.3       2          2

                                        Year of                             Ownership   Total      Net       Total
               Name                    formation           Activity         interest   income(1)  worth(2)  Assets(3)
               ----                    ---------           --------         --------   --------- ---------  ---------
                                                                               (in millions, except percentages)
ICICI Investment Management
  Company Limited.................   March, 2000    Investment management     100.00%        8       121        125

                                                    Offshore fund
ICICI International Limited.......   January, 1996  management                100.00%        0.3      45         46

                                     February,
ICICI Bank UK Limited.............   2003           Banking                   100.00%    3,647     8,892     90,888

ICICI Bank                           September,
  Canada..........................   2003           Banking                   100.00%      997     2,751     39,416

ICICI Bank Eurasia L.L.C(5).......   May, 1998      Banking                   100.00%      156       719      3,947

                                                    Assets and
ICICI Property Trust..............   June, 2001     investments management    100.00%      Nil         0.3        0.3

TCW/ICICI Investment Partners                       Asset and fund
  LLC(8)..........................   April, 1995    management company         50.00%        4        23         22

TSI Ventures (India)
  Private Limited(9)..............   May, 2005      Real estate consultant     50.00%      Nil        12         17

----------
(1)  Total income represents gross income from operations and other income.

(2)  Net worth represents share capital/unit capital and reserves and surplus.

(3) Total assets represents fixed assets, advances, investments and gross current assets (including cash and bank balances).

(4) Effective August 11, 2005, ICICI Distribution Finance Private Limited has merged with ICICI Home Finance Company Limited. Post its merger; ICICI Distribution Finance Private Limited ceased to be a subsidiary of the Bank.

(5) ICICI Bank Eurasia Limited Liability Company has become a subsidiary of ICICI Bank Limited with effect from May 19, 2005, being the date of its acquisition.

(6) Effective August 26, 2005, Prudential ICICI Asset Management Company Limited and Prudential ICICI Trust Limited have become subsidiaries of the Bank. Therefore these jointly controlled entities have been consolidated as per the principles of Accounting Standard 21 on Preparation of Consolidated Financial Statements (AS 21) in line with the limited revision made to AS 27 on Financial Reporting of Interests in Joint Ventures in Consolidated Financial Statements (AS 27).

(7) As per the limited revision made to Accounting Standard 27 (AS 27) on "Financial Reporting of Interests in Joint Ventures" issued by the Institute of Chartered Accountants of India, these jointly controlled entities are consolidated as per the principles of Accounting Standard 21 (AS 21) on "Consolidated Financial Statements". According to this limited revision, if a jointly controlled entity qualifies as a subsidiary as per AS 21, then that entity should be fully consolidated as per the principles of AS 21 and not proportionately consolidated as per the principles of AS 27.

(8) This investment is accounted as per the proportionate consolidation method as defined in AS 27 in the Consolidated Financial Statements.

(9) During fiscal 2006, ICICI Bank entered into a 50:50 joint venture with Tishman Speyers Properties through its subsidiary ICICI Venture Funds Management Company Limited. The joint venture called TSI Ventures (India) Private Limited is a real estate consultant, which offers advisory services in relation to commercial, residential and retail properties throughout India. This investment is accounted as per the proportionate consolidation method as defined in AS 27 in the Consolidated Financial Statements.

     The following table sets forth certain information on other significant entities required to be consolidated in our financial statements under Indian GAAP for the year ended March 31, 2006.

                                        Year of                             Ownership  Total     Net        Total
               Name                    formation           Activity         interest   income(1) worth(2)   Assets(3)
               ----                    ---------           --------         ---------  --------- --------   ---------
                                                                               (in millions, except percentages)
ICICI Eco-net Internet &
  Technology Fund.................   October, 2000  Venture capital fund       92.03%   Rs. 45   Rs. 613    Rs. 613

ICICI Equity Fund.................   March, 2000    Venture capital fund      100.00%    1,680     3,734      3,740

ICICI Emerging Sectors Fund.......   March, 2002    Venture capital fund       98.85%      595     3,861      3,886

                                     February,
ICICI Strategic Investments Fund..   2003           Venture capital fund      100.00%      101     7,866      7,866

----------

(1)  Total income represents gross income from operations and other income.

(2) Net worth represents share capital/unit capital (in case of venture capital funds) and reserves and surplus.

(3) Total assets represents fixed assets, advances, investments and gross current assets (including cash and bank balances).


     At year-end fiscal 2006, all of our subsidiaries and joint ventures, were incorporated in India, except the following seven companies:

     o    ICICI Securities Holdings Inc., incorporated in the US;

     o    ICICI Securities Inc., incorporated in the US;

     o    ICICI Bank UK Limited, incorporated in the United Kingdom;

     o    ICICI Bank Canada, incorporated in Canada;

     o    ICICI Bank Eurasia Limited Liability Company, incorporated in Russia;

     o    ICICI International Limited, incorporated in place Mauritius; and

     o TCW/ICICI Investment Partners Limited Liability Company, incorporated in Mauritius

ICICI Securities Holdings Inc. is a wholly owned subsidiary of ICICI Securities and ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holdings Inc. ICICI Securities Holdings Inc. and ICICI Securities Inc. are consolidated in ICICI Securities' financial statements.

ICICI Bank Canada is in the process of incorporating a subsidiary to be known as ICICI Wealth Management Inc. This company would be engaged in the business of distribution of funds and other securities in Canada.

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

   Technology Organization

     We have dedicated technology groups for our products and services for retail, corporate, international and rural customers. The Technology Management Group coordinates our enterprise-wide technology initiatives. Our shared services technology group provides the technology infrastructure platform across all business technology groups to gain synergies in operation. The business technology groups review the individual requirements of the various business groups while the technology management group aggregates the requirements of various business groups to ensure enterprise-wide consistency.

   Banking Application Software

     We use banking applications like a core banking system, loan management system and credit card management system that are flexible and scaleable and allow us to serve our growing customer base. A central stand-in server provides services all days of the week, throughout the year, to delivery channels. The server stores the latest customer account balances, which are continuously streamed from the core-banking database. We have a data center in Mumbai for centralized data base management, data storage and retrieval.

   Electronic and Online Channels

   We use a combination of physical and electronic delivery channels to maximize customer choice and convenience, which has helped the differentiation of our products in the marketplace. Our branch banking software is flexible and scaleable and integrates well with its electronic delivery channels. Our ATMs are sourced from some of the world's leading vendors. These ATMs work with the branch banking software. At June 30, 2006, we had 2,275 ATMs across India. We were one of the first banks to offer online banking facilities to our customers. We now offer a number of online banking services to our customers for both corporate and retail products and services. Our telephone banking call centers employ approximately 4,150 phone banking officers, across locations, at Mumbai, Thane and Hyderabad, which are operational round the clock. These telephone banking call centers use an Interactive Voice Response System. The call centers are based on the latest technology and provide an integrated customer database that allows the call agents to get a complete overview of the customer's relationship with us. The database enables customer segmentation and assists the call agent in identifying cross-selling opportunities.

     We offer mobile banking services in India in line with our strategy to offer multi-channel access to our customers. This service has now been extended to all mobile telephone service providers across India and non-resident Indian customers in certain other countries where we have presence.

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

   Data Warehousing and Data Mining

     We have a data warehouse for customer data aggregation. This data warehouse also provides a platform for data mining initiatives. We have implemented an Enterprise Application Integration initiative across our retail and corporate products and services, to link various products, delivery and channel systems. This initiative underpins our multi-channel customer service strategy and seeks to deliver customer related information consistently across access points. It is also aimed to provide us with the valuable information to compile a unified customer view and creates various opportunities associated with cross-selling other financial products.

   Data center and disaster recovery system

     While our primary data center is located in Mumbai, a separate disaster recovery data center has been set up in another city and is connected to the main data center in Mumbai. The disaster recovery data center can host critical banking applications in the event of a disaster at the primary site.

Competition

     We face competition in all our principal areas of business from Indian and foreign commercial banks, housing finance companies, mutual funds and investment banks. ICICI Bank is the largest private sector bank in India and the second largest bank among all banks in the country, in terms of total assets, with total assets of Rs. 2,513.9 billion (US$ 56.5 billion) at March 31, 2006. We seek to gain competitive advantage over our competitors by offering innovative products and services, the use of technology, building customer relationships and developing a team of highly motivated and skilled employees. We evaluate our competitive position separately in respect of our products and services for retail and corporate customers.

   Commercial banking products and services for retail customers

     In the retail markets, competition is primarily from foreign and Indian commercial banks and housing finance companies. Foreign banks have product and delivery capabilities but are likely to focus on limited customer segments and geographical locations since they have a smaller branch network than Indian commercial banks. Foreign banks in aggregate had only 236 branches in India at year-end fiscal 2006. Indian commercial banks have wide distribution networks but relatively less strong technological and marketing capabilities. We seek to compete in this market through a full product portfolio, effective distribution channels, which include agents, robust credit processes and collection mechanisms, experienced professionals and superior technology.

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

   Commercial banking products and services for corporate customers

     In products and services for corporate customers, we face strong competition primarily from public sector banks, foreign banks and other new private sector banks. Our principal competition in these products and services comes from public sector banks, which have built extensive branch networks that have enabled them to raise low-cost deposits and, as a result, price their loans and fee-based services very competitively. Their wide geographical reach facilitates the delivery of banking products to their corporate customers located in most parts of the country. We have been able, however, to compete effectively because of our efficient service and prompt turnaround times that we believe are significantly faster than public sector banks. We seek to compete with the large branch networks of the public sector banks through our multi-channel distribution approach and technology-driven delivery capabilities.

     Traditionally, foreign banks have been active in providing treasury-related products and services, trade finance, fee-based services and other short-term financing products to top tier Indian corporates. We effectively compete with foreign banks in cross-border trade finance as a result of our wider geographical reach relative to foreign banks and our customized trade financing solutions. We have established strong fee-based cash management services and compete with foreign banks due to our technological edge and competitive pricing strategies. We leverage our balance sheet size, technology and our international presence to compete in treasury-related products and services.

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

   Other business areas

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

     In our commercial banking operations for agricultural and rural customers, we face competition from the public sector banks that have large branch networks in rural India. Other private sector banks and non-bank finance companies also provide products and services in rural areas. We seek to compete in this business based on our comprehensive product strategy and multiple channels.

     Our insurance and asset management joint ventures face competition from existing dominant public sector players as well as new private sector players. We believe that the key competitive strength of our insurance joint ventures is the combination of our experience in the Indian financial services industry with the global experience and skills of our joint venture partners. We believe that ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited and Prudential ICICI Asset Management Company Limited have built strong product, distribution and risk management capabilities, achieving market leadership positions in their respective businesses. ICICI Prudential Life Insurance Company Limited had a retail market share of about 32% in new business written (on weighted received premium basis) by private sector life insurance companies from April to June 2006. ICICI Lombard General Insurance Company Limited had a market share of about 35% among the private sector general insurance companies from April to June 2006. Prudential ICICI Asset Management Company was the largest player in the Indian mutual fund industry at June 30, 2006 with a market share of about 11% in terms of assets under management.

Employees

     At year-end fiscal 2006, we had 41,871 employees, compared to 29,374 employees at year-end fiscal 2005 and 17,830 employees at year-end fiscal 2004. Of these, 25,384 employees at year-end fiscal 2006 were employed by ICICI Bank, an increase from 18,029 at year-end fiscal 2005 and 13,549 at year-end fiscal 2004. Of our 41,871 employees at year-end fiscal 2006, 15,476 were professionally qualified, holding degrees in management, accountancy, engineering, law, computer science, economics or banking.

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

     We continue to attract graduates from the premier business schools of the country. We dedicate a significant amount of senior management time to ensure that employees remain highly motivated and perceive the organization as a place where opportunities abound, innovation is fuelled, teamwork is valued and success is rewarded. Employee compensation is clearly tied to performance and we encourage the involvement of our employees in our overall performance and profitability through profit sharing incentive schemes based on the financial results. A revised performance appraisal system has been implemented to assist management in career development and succession planning.

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

     ICICI Bank has training centers, where various training programs designed to meet the changing skill requirements of its employees are conducted. These training programs include orientation sessions for new employees and management development programs for mid-level and senior executives. The training centers regularly offer courses conducted by faculty, both national and international, drawn from industry, academia and ICICI Bank's own organization. Training programs are also conducted for developing functional as well as managerial skills. Products and operations training is also conducted through web-based training modules.

     In addition to basic compensation, employees of ICICI Bank are eligible to receive loans from ICICI Bank at subsidized rates and to participate in its provident fund and other employee benefit plans. The provident fund, to which both ICICI Bank and its employees contribute a defined amount, is a savings scheme, required by government regulation, under which ICICI Bank at present is required to pay to employees a minimum annual return as specified from time to time which is currently 8.5%. If such return is not generated internally by the fund, ICICI Bank is liable for the difference. ICICI Bank's provident fund has generated sufficient funds internally to meet the minimum annual return requirement since inception of the funds. ICICI Bank has also set up a superannuation fund to which it contributes defined amounts. In addition, ICICI Bank contributes specified amounts to a gratuity fund set up pursuant to Indian statutory requirements.

     The following table sets forth, at the dates indicated, the approximate number of employees in ICICI Bank and its consolidated subsidiaries and other consolidated entities.

                                                                           At March 31,
                                                  -------------------------------------------------------------------
                                                          2004                    2005                   2006
                                                  --------------------    --------------------   --------------------
                                                  Number    % to total    Number    % to total   Number    % to total
                                                  ------    ----------    ------    ----------   ------    ----------
ICICI Bank Limited........................        13,549        75.9%     18,029       61.4%     25,384       60.6%
ICICI Prudential Life Insurance Company
   Limited................................         3,298        18.5       5,186       17.7       7,704       18.4
ICICI Lombard General Insurance  Company
   Limited................................           555         3.1       1,249        4.25      2,283        5.4
ICICI Home Finance Company Limited........             -         -         4,324(1)    14.7       5,605       13.4
Prudential ICICI Asset Management Company
   Limited................................           181         1.0         236        0.8         316        0.7

                                                                           At March 31,
                                                  -------------------------------------------------------------------
                                                          2004                    2005                    2006
                                                  --------------------    --------------------   --------------------
                                                  Number    % to total    Number    % to total   Number    % to total
                                                  ------    ----------    ------    ----------   ------    ----------
ICICI Securities Limited..................           146         0.8         172        0.6         188        0.4
Others....................................           101         0.7         178        0.6         391        0.9
                                                  ------    ----------    ------    ----------   ------    ----------
Total number of employees.................        17,830       100.0%     29,374      100.0%     41,871      100.0%
                                                  ======    ==========    ======    ==========   ======    ==========

----------
(1) All employees of ICICI Home Finance Company Limited became employees of ICICI Bank Limited in August 2003.

     The increase in number of employees in fiscal 2006 was primarily in ICICI Bank, ICICI Prudential Life Insurance Company Limited and ICICI Home Finance Company Limited, which have grown their distribution and operations capabilities.

     The following table sets forth, the approximate number of employees in ICICI Bank and its consolidated subsidiaries and other consolidated entities at August 31, 2006.

                                                           Number    % to total
                                                           -------   ----------
ICICI Bank..............................................    29,689        55.2%
ICICI Prudential Life Insurance Company Limited.........    13,836        25.7
ICICI Lombard General Insurance Company Limited.........     3,363         6.2
ICICI Home Finance Company Limited......................     5,932        11.0
Prudential ICICI Asset Management Company Limited.......       349         0.6
ICICI Securities Limited................................       215         0.4
Others..................................................       427         0.8
                                                           -------   ----------
                                                            53,811       100.0
                                                           =======   ==========

     The increase in number of employees during the period April 1 to August 31, 2006 was primarily on account of an increase in recruitment of employees by ICICI Bank and ICICI Prudential Limited Life Insurance Company Limited.

Properties

     Our registered office is located at Landmark, Race Course Circle, Vadodara 390 007, Gujarat, India. Our corporate headquarters are located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, India.

     ICICI Bank had a principal network consisting of 575 branches, 49 extension counters and 2,275 ATMs at June 30, 2006. These facilities are located throughout India. 40 of these facilities are located on properties owned by us, while the remaining facilities are located on leased properties. In addition to the branches, extension counters and ATMs, ICICI Bank has 18 controlling/administrative offices including the registered office at Vadodara and the corporate headquarters at Mumbai, 22 regional processing centers in various cities and one central processing center at Mumbai. It also has a branch each in Singapore, Dubai International Finance Centre, Sri Lanka, Hong Kong and cBahrain and one representative office each in the United States, China, United Arab Emirates, Bangladesh and South Africa. It also provides residential and holiday home facilities to employees at subsidized rates. ICICI Bank has 850 apartments for its employees.

Legal and Regulatory Proceedings

     We are involved in various litigations and are subject to a wide variety of banking and financial services laws and regulations in each of the jurisdictions in which we operate. We are also subject to a large number of regulatory and enforcement authorities in each of these jurisdictions. We are involved in a number of legal proceedings and regulatory relationships in the ordinary course of our business. However, excluding the legal proceedings discussed below, we are not a party to any proceedings and no proceedings are known by us to be contemplated by governmental authorities or third parties, which, if adversely determined, may have a material adverse effect on our financial condition or results of operations.

     See also "Risk Factors - Risks Relating to Our Business - We are subject to legal and regulatory risk which may adversely affect our business and the price of our equity shares and ADSs", "-We have experienced rapid international growth in the last three years which has increased the complexity of the risks that we face," "-There is operational risk associated with our industry which, when realized, may have an adverse impact on our business," "-We are involved in various litigations and any final judgment awarding material damages against us could have a material adverse impact on our future financial performance, our stockholders' equity and the price of our equity shares and ADSs" and "-Regulatory changes or enforcement initiatives in India or other jurisdictions in which we operate could aversely affect our business and the price of our equity shares and ADSs."

     At year-end fiscal 2006, we had been assessed an aggregate of Rs. 30.3 billion (US$ 682 million) in excess of the provision made in our accounts, in income tax, interest tax, wealth tax and sales tax demands by the government of India's tax authorities for past years. We have appealed each of these tax demands. The effect of enquiries initiated by the authorities cannot be quantified as we believe that the proceedings so initiated are likely to be dropped. Based on consultation with counsel and favourable decisions in our own or other cases as set out below, management believes that the tax authorities are not likely to be able to substantiate their income tax, interest tax, wealth tax and sales tax assessment and accordingly has not provided for these tax demands at year-end fiscal 2006.

     o We have received favorable decisions from the appellate authorities with respect to Rs. 1.4 billion (US$ 31.5 million) of the assessment. The income tax authorities have appealed these decisions to higher appellate authorities and the same are pending adjudication.

     o In our appeal of the assessment of sales tax aggregating to Rs. 447.5 million (US$ 10.1 million), we are relying on a favorable decision of the Supreme Court of India in respect of a writ petition filed by us and facts of the cases.

     o In our appeal of the assessments of income tax, interest tax and wealth tax aggregating to Rs. 28.2 billion (US$ 634.0 million), we are relying on favorable precedents of the appellate court and expert opinions.

     Of the Rs. 30.3 billion (US$ 682 million), Rs. 11.0 billion (US$ 247 million) relates to the disallowance of depreciation claim on leased assets. This is an industry-wide issue involving multiple litigations across the country. In respect of depreciation claimed by us for fiscal 1993 on two sale and lease back transactions, the Income Tax Appellate Tribunal, Mumbai held in August 2003 that these transactions were tax planning tools and no depreciation was allowable. As the Income Tax Appellate Tribunal's decision is based on the facts of two specific transactions, we believe that the Income Tax Appellate Tribunal's decision will not have an adverse tax impact on other sale and lease back transactions entered into by us. The tax impact of this decision is Rs.
189.0 million (US$ 4.2 million). After the Tribunal decision, the Supreme Court has held in another matter not involving us that tax planning is valid if within the four corners of the law. Following the decision of Supreme Court, two High Courts have held that depreciation should be allowed to the lessor on sale and lease back transactions. We have filed an appeal before the High Court against the adverse Tribunal judgment which has been admitted. Moreover, the lease agreements provide for variation in the lease rental to offset any loss of depreciation benefit to us. Accordingly, we have not provided for this tax demand but have disclosed it as a contingent liability in the financial statements.

     At August 31, 2006, there were 19 litigations (each involving a claim of Rs. 10.0 million (US$ 224,820 and more) against us, in the aggregate amount of approximately Rs. 93.71 billion (US$ 2.1 billion) (to the extent quantifiable and including amounts claimed jointly and severally from us and other parties). At August 31, 2006, two litigations were pending against our directors in an aggregate amount of approximately Rs. 56.31 billion (US$ 1.3 billion) (to the extent quantifiable). There were five litigations where amounts claimed from us are Rs. 1.00 billion (US$ 22.5 million) or higher:

     o In 1999, ICICI filed a suit before the High Court of Judicature at Bombay against Mardia Chemicals Limited for recovery of amounts totaling Rs. 1.4 billion (US$ 31.5 million) due from Mardia Chemicals. The suit was subsequently transferred to the Debt Recovery Tribunal, Mumbai. In 2002, we issued a notice to Mardia Chemicals Limited under the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Ordinance, 2002 (subsequently passed as an Act by the Indian Parliament) demanding payment of the outstanding dues. Subsequently, Mardia Chemicals filed a suit in the city civil court at Ahmedabad against us, Mr. K.V. Kamath, Managing Director & CEO and Ms. Lalita D. Gupte, Joint Managing Director, for an amount of Rs. 56.3 billion (US$ 1.3 billion) on the grounds that Mardia Chemicals had allegedly suffered financial losses on account of ICICI's failure to provide adequate financial facilities, ICICI's recall of the advanced amount and ICICI's filing of a recovery action against it. The city civil court held that the suit should have been filed in the pending proceedings before the Debt Recovery Tribunal, Mumbai. Mardia Chemicals filed an appeal before the High Court of Gujarat, which dismissed the appeal and ordered that the claim against us be filed before the Debt Recovery Tribunal, Mumbai and the claim against Mr. K.V. Kamath and Ms. Lalita D. Gupte be continued before the city civil court at Ahmedabad. The Debt Recovery Tribunal has admitted the counterclaim filed by Mardia Chemicals Limited.

     o In 2003, the promoters of Mardia Chemicals in their capacity as guarantors of loans given by ICICI to Mardia Chemicals filed a civil suit in the city civil court at Ahmedabad against us for an amount of Rs. 20.8 billion (US$ 467.6 million) on the grounds of loss of investment and loss of profit on investment. Pleadings under the above applications have concluded. The matter is posted for final hearing.

     o In 2002, we filed a suit before the Debt Recovery Tribunal, Ahmedabad against Gujarat Telephone Cables Limited for recovery of term loans, debentures and working capital finance provided by us. We sold our exposure to Asset Reconstruction Company (India) Limited in 2004. The borrower has filed a suit in the Civil Court claiming damages of Rs.
          10.02 billion (US$ 225.3 million) jointly and severally from State Bank of India, Bank of Baroda, United Western Bank, UTI Bank, Bank of India, Asset Reconstruction Company (India) Limited and us. We have filed an application for rejection of the plaint.

     o In 1998, Industrial Finance Corporation India along with ICICI and Life Insurance Corporation of India filed a suit in the Debt Recovery Tribunal, Delhi against Foremost Ceramics Limited and its guarantors for recovery of amounts owed. In 2001, a guarantor for the loan filed a counter-claim for an amount of Rs. 4.50 billion (US$ 101.2 million) against all lenders who had extended financial assistance to Foremost Ceramics Limited, on various grounds including that timely disbursements were not effected. Industrial Finance Corporation of India has filed its reply, which has been adopted by Life Insurance Corporation of India and us, denying these averments and stating that the counter-claim does not deny the fact of the guarantee and that the guarantor is merely trying to escape liability. The matter is posted for further arguments.

     o In 1999, ICICI filed a suit in the Debt Recovery Tribunal, Delhi against Esslon Synthetics Limited and its Managing Director (in his capacity as guarantor) for recovery of amounts totaling Rs. 169 million (US$ 3.8 million) due from Esslon Synthetics. In May 2001, the guarantor filed a counter-claim for an amount of Rs. 1.0 billion (US$
          22.5 million) against ICICI and other lenders who had extended financial assistance to Esslon Synthetics on the grounds that he had been coerced by officers of the lenders into signing an agreement between LML Limited, Esslon Synthetics and the lenders on account of which he suffered, among other things, loss of business. Esslon Synthetics Limited has filed an application to amend the counterclaim in January 2004. We have filed our reply to the application for amendment. The application has been partly heard and is listed for further arguments.

     Management believes, based on consultation with counsel, that the legal proceedings instituted by each of Mardia Chemicals Limited, Guarantors of Mardia Chemicals, Gujarat Telephone Cables Limited, Foremost Ceramics Limited and Esslon Synthetics Limited against us are frivolous and untenable and their ultimate resolution will not have a material adverse effect on our results of operations, financial condition or liquidity. Based on a review of other litigations with legal counsel, management also believes that the outcome of such other matters will also not have a material adverse effect on our financial position, results of operations or cashflows.

     The Reserve Bank of India has issued a show-cause notice to us for non-compliance with extant foreign exchange regulations in relation to an External Commercial Borrowing facility advanced to a customer by our Singapore branch, on the grounds that such a facility could be provided only to companies engaged in activities classified as "real sector", while the company concerned was in the retail sector. We have submitted our response to the show-cause notice stating that we understood that "retail sector" was within the definition of "real sector". We were given a personal hearing from the Reserve Bank of India wherein we explained our earlier submissions in detail. We are awaiting further communication from the Reserve Bank of India in this regard.

     In addition, we have experienced rapid international expansion into banking in multiple jurisdictions which exposes us to a new variety of regulatory and business challenges and risks, including cross-cultural risk, and which increased the complexity of our risks in a number of areas including currency risks, interest rate risks, compliance risk, regulatory risk, reputational risk and operational risk. As a result of this rapid growth and increased complexity, we or our employees may be subject to regulatory investigations or enforcement proceedings in multiple jurisdictions in a variety of contexts. Despite our best efforts at regulatory compliance and internal controls, we, or our employees, may from time to time, and as is common in the financial services industry, be the subject of confidential examinations or investigations that might, or might not, lead to proceedings against the Bank or its employees. In any such situation it would be our policy to conduct an internal investigation, cooperate with the regulatory authorities and, where appropriate suspend or discipline employees including termination of their services.

     We cannot predict the timing or form of any future regulatory or law enforcement initiatives, which we note are increasingly common for international banks, but we would expect to cooperate with any such regulatory investigation or proceeding.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     Pursuant to the issuance and listing of our securities in the United States under registration statements filed with the United States Securities Exchange Commission, we file annual reports on Form 20-F which must include financial statements prepared under generally accepted accounting principles in the United States (US GAAP) or financial statements prepared according to a comprehensive body of accounting principles with a reconciliation of net income and stockholders' equity to US GAAP. When we first listed our securities in the United States, Indian GAAP was not considered a comprehensive body of accounting principles under US securities laws and regulations. Accordingly, our annual reports on Form 20-F for fiscal years 2000 through 2005 have included US GAAP financial statements. However, pursuant to a significant expansion of Indian accounting standards, Indian GAAP constitutes a comprehensive body of accounting principles. Accordingly, we have included in this annual report consolidated financial statements prepared according to Indian GAAP, which varies in certain respects from US GAAP. For a reconciliation of net income and stockholders' equity to US GAAP, a description of significant differences between Indian GAAP and US GAAP and certain additional information required under US GAAP, see notes 22 and 23 to our consolidated financial statements herein. For selected financial data in accordance with US GAAP see "Selected Financial Data in accordance with US GAAP."

     The following tables set forth our summary financial and operating data on a consolidated basis. The summary data for fiscal 2002 through fiscal 2006 have been derived from our consolidated financial statements. The accounting and reporting policies used in the preparation of our financial statements reflect general industry practices and conform with Indian GAAP, including the Accounting Standards issued by the Institute of Chartered Accountants of India, guidelines issued by the Reserve Bank of India, the Insurance Regulatory and Development Authority and the National Housing Bank as applicable to relevant companies. The following discussion is based on our audited consolidated financial statements and accompanying notes prepared in accordance with Indian GAAP.

     The consolidated financial statements for fiscal 2002 were audited by S.B. Billimoria & Co., Chartered Accountants, under auditing standards issued by the Institute of Chartered Accountants of India (ICAI), for fiscal 2003 jointly by N.M. Raiji & Co., Chartered Accountants and S.R. Batliboi & Co., Chartered Accountants, under auditing standards issued by ICAI and for fiscal 2004, 2005 and 2006 by S.R. Batliboi & Co., Chartered Accountants, under auditing standards issued by ICAI. The financial position as of March 31, 2005 and 2006 and the related consolidated profit and loss account and the consolidated cash flows for each of the years in the three-year period ended March 31, 2006 have also been audited by KPMG India, an independent registered public accounting firm, in accordance with the standards of the U.S. Public Company Accounting Oversight Board.

     The amalgamation of ICICI, ICICI Personal Financial Services and ICICI Capital Services with us in 2002 was accounted for using the purchase method of accounting. The date of the amalgamation for accounting purposes under Indian GAAP was the appointed date under the Scheme of Amalgamation approved by the High Court of Bombay and Gujarat and the Reserve Bank of India, which was March 30, 2002. Accordingly, our profit and loss account (hereinafter referred to as income statement) for fiscal 2002 includes the results of operations of ICICI, ICICI Personal Financial Services and ICICI Capital Services for only two days, i.e., March 30 and 31, 2002, although our balance sheet for fiscal 2002 reflects the full impact of the amalgamation. As a result of the above, the income statement for fiscal 2003 and subsequent years is not comparable with the income statement for fiscal 2002.

     You should read the following data with the more detailed information contained in "Operating and Financial Review and Prospects" and our consolidated financial statements. Historical results do not necessarily predict our results in the future.

Operating Results Data

     The operating results data for the fiscal years 2003, 2004, 2005 and 2006 are not comparable with the operating results data for fiscal 2002 due to the amalgamation.

                                                                    Year ended March 31,
                                            -------------------------------------------------------------------------
                                             2002        2003         2004         2005        2006       2006(1)
                                             ----        ----         ----         ----        ----       -------
                                                         (in millions, except per common share data)
Selected income statement data:
Interest income(2)(3)................       Rs.21,539   Rs.96,908    Rs.93,526    Rs.98,338  Rs.146,142     US$3,286
Interest expense.....................         (15,603)    (81,268)     (71,677)     (68,044)   (101,015)      (2,271)
                                            ---------   ---------    ---------    ---------  ----------     --------
Net interest income..................           5,936      15,640       21,849       30,294      45,127        1,015
Non-interest income..................           5,791      25,239       45,530       70,976     111,469        2,505
Profit on sale of shares of ICICI
   Bank held by ICICI................               -      11,911            -            -           -            -
                                            ---------   ---------    ---------    ---------  ----------     --------
Total income.........................          11,727      52,790       67,379      101,270     156,596        3,520
                                            ---------   ---------    ---------    ---------  ----------     --------
Non-interest expenses:
Operating expenses(4)(5).............          (4,126)    (18,442)     (24,149)     (32,776)    (47,626)      (1,071)
Direct marketing agency expenses.....            (136)     (1,663)      (3,091)      (5,064)     (6,696)        (151)
Depreciation on leased assets........            (115)     (3,167)      (2,805)      (2,975)     (2,771)         (62)
Expenses pertaining to insurance
   business..........................          (1,878)     (4,211)     (11,889)     (32,042)    (52,038)      (1,170)
                                            ---------   ---------    ---------    ---------  ----------     --------
Total non-interest expenses..........          (6,255)    (27,483)     (41,934)     (72,857)   (109,131)      (2,454)
                                            ---------   ---------    ---------    ---------  ----------     --------
Operating profit before provisions...           5,472      25,307       25,445       28,413      47,465        1,066
Provisions and contingencies.........          (2,572)    (17,330)      (6,251)      (4,629)    (16,477)        (370)
                                            ---------   ---------    ---------    ---------  ----------     --------
Profit before tax....................           2,900       7,977       19,194       23,784      30,988          696
Provision for tax....................            (315)      3,539       (3,398)      (5,684)     (6,998)        (157)
                                            ---------   ---------    ---------    ---------  ----------     --------
Profit after tax.....................           2,585      11,516       15,796       18,100      23,990          539
Minority interest....................               -           4            8          423         211            5
                                            ---------   ---------    ---------    ---------  ----------     --------
Net profit...........................           2,585      11,520       15,804       18,523      24,201          544
                                            ---------   ---------    ---------    ---------  ----------     --------

Per common share:
Earnings per share-basic(6)..........        Rs.11.61    Rs.18.79     Rs.25.73     Rs.25.45    Rs.30.96      US$0.70
Earnings per share-diluted(7)........           11.61       18.77        25.52        25.25       30.64         0.69
Dividends per share(8)...............            2.00        7.50         7.50         8.50        8.50         0.19
Book value...........................          100.75      100.58       115.16       162.63      242.75         5.46
Equity shares outstanding at the end
   of the period (in millions of
   equity shares)....................             613         613          616          737         890
Weighted average equity shares
   outstanding - basic (in millions
   of equity shares).................             223         613          614          728         782
Weighted average equity shares
   outstanding - diluted (in
   millions of equity shares)........             223         614          619          734         790

----------
(1) Rupee amounts for fiscal 2006 have been translated into US dollars using the noon buying rate of Rs.44.48 = US$1.00 in effect on March 31, 2006.

(2) Direct marketing agency expenses incurred in connection with sourcing our automobile loans have been reduced on an upfront basis from interest income. Interest income is net of Rs.0.01 billion (US$0.2 million) for fiscal 2002, Rs.1.6 billion (US$35 million) for fiscal 2003, Rs.3.1 billion (US$69 million) for fiscal 2004, Rs.3.7 billion (US$83 million) for fiscal 2005 and Rs.5.2 billion (US$117 million) for fiscal 2006 on account of commissions paid to direct marketing agencies or associates in connection with sourcing our automobile loans.

(3) Interest income includes gains on the sell-down of loans. In February 2006, the Reserve Bank of India issued guidelines on accounting for securitization of standard assets. In accordance with these guidelines, with effect from February 1, 2006, we account for any loss arising on securitization immediately at the time of sale and the profit/premium arising on account of securitization is amortised over the life of the asset. Prior to February 1, 2006, profit arising on account of securitization was recorded at the time of sale.

(4) With effect from fiscal 2002, consequent to the amalgamation, the useful lives of certain categories of fixed assets were reviewed to align the depreciation rates previously used by ICICI and us. Accordingly, the rates of depreciation on certain categories of fixed assets were changed from fiscal 2002.

(5) Operating expenses for fiscal 2003 includes Rs.256 million (US$6 million) on account of amortization of expenses related to our early retirement option scheme over a period of five years as approved by the Reserve Bank of India. Operating expenses for fiscal years 2004, 2005 and 2006 includes Rs.384 million (US$9 million) in each year on account of amortization of expenses related to our early retirement option scheme over a period of five years as approved by the Reserve Bank of India.

(6)  Represents net profit/(loss) before dilutive impact.

(7) Represents net profit/(loss) adjusted for full dilution. Options to purchase 7,015,800, 12,610,275, 1,098,225 and 5,000 equity shares granted to employees at a weighted average exercise price of Rs.81.3, Rs.154.7, Rs.266.6 and Rs.569.6 were outstanding in fiscal 2002, 2003, 2004 and 2006 respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares during the period.

(8) In India, dividends for a fiscal year are normally declared and paid in the following year. The interim dividend for fiscal 2002 was paid by ICICI Bank in 2002. We declared a dividend of Rs.7.50 per equity share for each of fiscal 2003 and fiscal 2004, which was paid out in August 2003 and in September 2004, i.e., in fiscal 2004 and in fiscal 2005 respectively. We declared a dividend of Rs.8.50 per equity share for each of fiscal 2005 and fiscal 2006, which was paid out in

     August 2005 and in July 2006 respectively i.e., in fiscal 2006 and in fiscal 2007. The dividend per equity share shown above is based on the total amount of dividends declared for the year. In US dollars, the dividend was US$0.19 per equity share for fiscal 2006.

(9) Certain reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year. These changes have no impact on previously reported results of operations or stockholders' equity.


     The following table sets forth, for the periods indicated, selected income statement data expressed as a percentage of average total assets for the respective period.

                                                                         Year ended March 31,
                                                       ---------------------------------------------------------
                                                       2002         2003         2004          2005         2006
                                                       ----         ----         ----          ----         ----
Selected income statement data:
Interest income................................        8.53%        9.24%        7.96%         6.69%        6.74%
Interest expense...............................       (6.18)       (7.75)       (6.10)        (4.63)       (4.66)
                                                       ----         ----         ----          ----         ----
Net interest income............................        2.35         1.49         1.86          2.06         2.08
Non-interest income............................        2.30         3.54(1)      3.88          4.83         5.14
                                                       ----         ----         ----          ----         ----
Total income...................................        4.65         5.03         5.74          6.89         7.22
                                                       ----         ----         ----          ----         ----
Operating expenses.............................       (1.64)       (1.76)       (2.06)        (2.24)       (2.20)
Direct marketing agency expenses...............       (0.05)       (0.16)       (0.26)        (0.34)       (0.31)
Depreciation on leased assets..................       (0.05)       (0.30)       (0.24)        (0.20)       (0.13)
Expenses pertaining to insurance business......       (0.74)       (0.40)       (1.01)        (2.18)       (2.40)
                                                       ----         ----         ----          ----         ----
Non-interest expenses..........................       (2.48)       (2.62)       (3.57)        (4.96)       (5.04)
                                                       ----         ----         ----          ----         ----
Operating profit before provisions.............        2.17         2.41         2.17          1.93         2.18
Provisions and contingencies...................       (1.02)       (1.65)       (0.53)        (0.32)       (0.76)
                                                       ----         ----         ----          ----         ----
Profit before tax..............................        1.15         0.76         1.64          1.61         1.42
Provision for tax..............................       (0.13)        0.34        (0.29)        (0.39)       (0.32)
                                                       ----         ----         ----          ----         ----
Profit after tax...............................        1.02         1.10         1.35          1.22         1.10
Minority interest..............................        0.00         0.00         0.00          0.03         0.01
                                                       ----         ----         ----          ----         ----
Net profit.....................................        1.02%        1.10%        1.35%         1.25%        1.11%

----------
(1)  Includes profit on sale of shares of ICICI Bank held by ICICI.


                                                          At or for the year ended March 31,
                                   ---------------------------------------------------------------------------------
                                      2002          2003          2004          2005         2006         2006(1)
                                      ----          ----          ----          ----         ----         -------
                                                          (in millions, except percentages)
Selected balance sheet data:
Total assets..................     Rs.1,068,171  Rs.1,094,332  Rs.1,307,476  Rs.1,784,337 Rs.2,772,296     US$62,327
Investments...................          372,748       377,754       462,675       546,516      840,139        18,888
Advances, net.................          479,073       539,090       649,479       964,100    1,562,603        35,130

Non-performing customer
   assets (gross)(2)..........           53,751        59,063        40,821        34,973       23,086           519
Total liabilities.............        1,004,382     1,024,110     1,226,417     1,658,095    2,546,378        57,248
Deposits......................          322,171       479,507       680,787     1,011,086    1,724,510        38,770
Borrowings....................          516,140       367,216       349,581       383,690      450,000        10,117
Preference share capital(3)...            3,500         3,500         3,500         3,500        3,500            79
Equity share capital..........            6,126         6,127         6,164         7,368        8,898           200
Reserves and surplus..........           54,164        60,595        71,395       115,374      213,520         4,800
Period average(4)
Total assets..................          252,370     1,048,825     1,174,541     1,469,378    2,166,897        48,716
Interest-earning assets.......          225,405       882,342       985,744     1,217,707    1,806,601        40,616
Advances, net.................           59,012       501,306       577,138       763,729    1,200,315        26,985
Total liabilities(5)..........          238,079       980,259     1,097,546     1,355,468    2,001,177        44,990
Interest-bearing liabilities..          228,149       904,499     1,012,604     1,221,303    1,795,244        40,361
Borrowings....................           16,298       530,552       448,092       452,777      540,465        12,151
Stockholders' equity..........           14,291        65,066        73,495       110,410      162,220         3,647

Profitability:
Net profit as a percentage of:
Average total assets..........            1.02%         1.10%         1.35%         1.25%        1.11%
Average stockholder's equity..           18.09         17.71         21.50         16.78        14.92
Dividend payout ratio(6)......           17.05         39.92         34.85         33.97        31.33

                                                          At or for the year ended March 31,
                                   ---------------------------------------------------------------------------------
                                      2002          2003          2004          2005         2006         2006(1)
                                      ----          ----          ----          ----         ----         -------
                                                          (in millions, except percentages)
Spread(7).....................            2.72          2.00          2.41          2.50         2.46
Net interest margin(8)........            2.63          1.77          2.22          2.49         2.50
Cost-to-income ratio(9).......           35.53         48.90         37.38         32.74        30.96


                                                         At or for the year ended March 31,
                                    --------------------------------------------------------------------------
                                    2002          2003          2004          2005         2006         2006(1)
                                    ----          ----          ----          ----         ----         -------
                                                    (in millions, except percentages)
Cost-to-average assets
   ratio(10)..................      1.63          1.76          2.06          2.23         2.20
Capital(11):
Average stockholders' equity
   as a percentage of average
   total assets...............      5.66          6.20          6.26          7.51         7.49
Average stockholders' equity
   (including preference
   share capital) as a
   percentage of average
   total assets...............      5.66          6.54          6.56          7.75         7.65
Asset quality:
Net restructured assets as a        7.95%        13.72%         9.00%         6.08%        3.28%
   percentage of net customer
   assets.....................
Net non-performing assets as        4.61          4.86          2.78          1.95         0.67
   a percentage of net
   customer assets............
Provision on restructured           6.85          3.71         12.15          4.56         4.16
   assets as a percentage of
   gross restructured assets..
Provision on non-performing        49.28         46.41         49.81         42.58        53.19
   assets as a percentage of
   gross non-performing assets
Provision as a percentage of        5.07          7.63          5.25          2.14         1.32
   gross customer assets(12)..

----------
(1) Rupee amounts at March 31, 2006 have been translated into US dollars using the noon buying rate of Rs.44.48 = US$1.00 in effect at March 31, 2006.

(2) Includes suspended interest and claims received from Export Credit Guarantee Corporation of India/Deposit Insurance Credit Guarantee Corporation on working capital loans.

(3) ICICI had issued preference share capital redeemable at face value after 20 years

(4) For fiscal years 2002 through 2006, the average balances are the average of quarterly balances outstanding at the end of March of the previous fiscal year and the end of June, September, December and March of that fiscal year. The averages for 2002 are based on outstanding quarterly balances of ICICI Bank Limited. ICICI Limited balances for March 2002 have not been considered.

(5) Represents the average of the quarterly balance of total liabilities and minority interest.

(6) Represents the ratio of total dividends paid on equity share capital, exclusive of dividend distribution tax, as a percentage of net income.

(7) Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest income to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities.

(8) Represents the ratio of net interest income to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than spread, and if average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than spread.

(9) Represents the ratio of non-interest expense (excluding direct marketing agency expenses, lease depreciation and expenses pertaining to insurance business) to the sum of net interest income and non-interest income (net of lease depreciation).

(10) Represents the ratio of non-interest expense (excluding direct marketing agency expenses, lease depreciation and expenses pertaining to insurance business) to average total assets.

(11) ICICI Bank's capital adequacy is computed in accordance with the Reserve Bank of India's guidelines and is based on unconsolidated financial statements prepared in accordance with Indian GAAP. At March 31, 2006, ICICI Bank's total capital adequacy ratio was 13.35% with a Tier 1 capital adequacy ratio of 9.20% and a Tier 2 capital adequacy ratio of 4.15%.

(12) Includes general provision on standard assets.


Selected Financial Data in accordance with US GAAP

     The following table sets forth, certain selected financial data under generally accepted accounting principles adopted in the United States.

                                                            At or for the year ended March 31,
                                          ---------------------------------------------------------------------------
                                           2002          2003         2004          2005         2006         2006(1)
                                           ----          ----         ----          ----         ----         -------
                                                                      (in millions)
Net income/(loss)................         Rs.1,547     Rs.(7,983)    Rs.5,219     Rs.8,530     Rs.20,040       US$451
Total assets.....................          743,362     1,180,263    1,409,131    1,863,447     2,817,328       63,339
Stockholders' equity.............           71,348        92,313       94,525      127,996       218,647        4,916
Other comprehensive income                    (832)        2,977        4,741        3,289           522           12
Per equity share(2)
Net income/(loss) from
   continuing operation-basic(3).             3.94        (14.18)       8.50         11.72         25.64         0.58
58Net income/(loss) from
   continuing
   operation-diluted(4)..........             3.94        (14.18)       8.43         11.60         25.34         0.57
Dividend(5)......................         Rs.22.00   Rs.-            Rs.7.50       Rs.7.50       Rs.8.50      US$0.19

----------
(1) Rupee amounts for fiscal 2006 have been translated into US dollars using the noon buying rate of Rs.44.48 = US$1.00 in effect on March 31, 2006.

(2) The stockholders of ICICI were issued shares of ICICI Bank at an exchange ratio of 1:2. The number of shares for fiscal year 2002 has been adjusted by dividing by two and is different from the number reported in the annual report on Form 20-F for fiscal 2002.

(3)  Represents net income/(loss) before dilutive impact.

(4) Represents net income/(loss) adjusted for full dilution. Options to purchase 7,015,800, 12,610,275, 1,098,225 and 5,000 equity shares granted to employees at a weighted average exercise price of Rs.81.3, Rs.154.7, Rs.266.6 and Rs.569.6 were outstanding in fiscal 2002, 2003, 2004 and 2006 respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares during the period. In fiscal 2003, we reported a net loss and accordingly all outstanding options at year-end fiscal 2003 are anti-dilutive.

(5) In India, dividends for a fiscal year are normally declared and paid in the following year. The interim dividend for fiscal 2002 was paid by ICICI during fiscal 2002. We declared a dividend of Rs.7.50 per equity share for each of fiscal 2003 and fiscal 2004, which was paid out in August 2003 and in September 2004, i.e., in fiscal 2004 and in fiscal 2005 respectively. We declared a dividend of Rs.8.50 per equity share for each of fiscal 2005 and fiscal 2006, which was paid out in August 2005 and in July 2006 respectively i.e., in fiscal 2006 and in fiscal 2007 respectively. The dividend per equity share shown above is based on the total amount of dividends paid out on the equity shares during the year, exclusive of dividend tax. In US dollars, the dividend was US$0.19 per equity share for fiscal 2006.

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements. The following discussion is based on our audited consolidated financial statements and accompanying notes prepared in accordance with Indian GAAP, which varies in certain significant respects from US GAAP. For a reconciliation of net income and stockholders' equity to US GAAP, a description of significant differences between Indian GAAP and US GAAP and certain additional information required under US GAAP, see notes 22 and 23 to our consolidated financial statements included herein.

Introduction

     Our loan portfolio, financial condition and results of operations have been, and in the future, are expected to be influenced by economic conditions in India and certain global developments, particularly in commodity prices relating to the business activities of our corporate customers and by economic conditions in the United States and other countries influencing inflation and interest rates in India. For ease of understanding the discussion of our results of operations that follows, you should consider the introductory discussion of these macroeconomic factors, the description of certain major events affecting our results and financial condition and other key factors.

Indian Economy

     The rate of growth of India's gross domestic product, or GDP, was 8.5% in fiscal 2004, 7.5% in fiscal 2005 and 8.4% in fiscal 2006. The agricultural sector grew by 10.0% in fiscal 2004. In fiscal 2005, the growth of the agricultural sector declined to 0.7% because of insufficient rainfall in many parts of the country. However, agricultural growth recovered to 3.9% in fiscal 2006 due to normal monsoons. The industrial sector grew by 6.6% in fiscal 2004, 7.4% in fiscal 2005 and 7.6% in fiscal 2006. The services sector grew by 8.5% in fiscal 2004, 10.2% in fiscal 2005 and 10.3% in fiscal 2006.

     The growth trends were accompanied by continued macro-economic stability, despite a sharp increase in global oil prices, concerns over global imbalances and rising interest rates globally and in India. During the first half of fiscal 2005, there was an increase in inflationary trends in India, primarily due to the increase in oil prices as well as prices of certain commodities. The full burden of the oil price increase has not yet been passed on to Indian consumers and has been substantially absorbed by the government and government-owned oil marketing companies. See also "Risk Factors -- Risks Relating to India -- A significant increase in the price of crude oil could adversely affect the Indian economy, which could adversely affect our business". The average annual rate of inflation as measured by the Wholesale Price Index was 6.4% for fiscal 2005 and declined to 4.5% for fiscal 2006 remaining at comfortable levels largely due to policy interventions. The rate of inflation was 4.9% in fiscal 2007 (through August 19, 2006), the same as in the corresponding period in the previous year. The Indian rupee depreciated by 2.0% against the US dollar in fiscal 2006 from Rs. 43.62 per US$ 1.00 at year-end fiscal 2005 to Rs. 44.48 per US $1.00 at year-end fiscal 2006. It depreciated by 3.0% against the US dollar in fiscal 2007 (through September 20, 2006) moving from Rs. 44.48 per US$ 1.00 to Rs.
45.83 per US$ 1.00. It also depreciated against the pound sterling and the euro but appreciated against the Japanese yen. India's foreign exchange reserves were US$ 165.33 billion at August 25, 2006.

     The impact of these and other factors and the anticipated overall growth in industry, agriculture and services in fiscal 2007 and in future years will influence the performance of the banking sector as it will affect the level of credit disbursed by banks, and the overall growth prospects of our business, including our ability to grow, the quality of our assets, the value of our investment portfolio and our ability to implement our strategy.

Banking Sector

     According to the Reserve Bank of India's data, total deposits of all scheduled commercial banks increased by 17.8% in fiscal 2004, 13.9% in fiscal 2005 and 17.6% in fiscal 2006. In the first quarter of fiscal 2007 deposits grew by 14.0% on an annualized basis and 21.7% on a year-on-year basis. Bank credit of scheduled commercial banks grew by 15.3% in fiscal 2004, 30.9% in fiscal 2005 and 30.8% in fiscal 2006. In the first quarter of fiscal 2007 bank credit grew by 10.0% on an annualized basis and by 33.1% on a year-on-year basis. The increase in credit growth in fiscal 2005 was driven by the continued growth in retail credit as well as credit to the industrial and agricultural sectors. Further, Industrial Development Bank of India Limited's credit was included in total banking sector credit at year-end fiscal 2005 after its conversion into a scheduled commercial bank with effect from October 11, 2004. Excluding Industrial Development Bank of India Limited's credit, bank credit of scheduled commercial banks grew at 27.0% in fiscal 2005. In fiscal 2006 growth in credit was driven by demand from the industrial and agricultural sectors and continued robust credit flow to the retail segment.

     For several years until fiscal 2005, India experienced a downward movement in interest rates, barring intra-year periods when interest rates were higher temporarily due to extraneous circumstances. This movement was principally due to the Reserve Bank of India's policy of assuring adequate liquidity in the banking system and generally lowering the rate at which it would lend to Indian banks to ensure that borrowers had access to funding at competitive rates. Banks generally followed the direction of interest rates set by the Reserve Bank of India and adjusted both their deposit rates and lending rates downwards until fiscal 2005. The inflationary trends in fiscal 2005 resulted in an increase in benchmark secondary market yields on government securities. Between October 2004 and July 2006, the Reserve Bank of India increased the reverse repo rate (i.e., the annualized interest earned by the lender in a repurchase transaction between a bank and the Reserve Bank of India) six times by 25 basis points each time resulting in the reverse repo rate increasing from 4.5% to 6.0%. The Reserve Bank of India also increased the cash reserve ratio from 4.5% to 5.0% effective October 2, 2004. As a result of these increases, banks have also raised their deposit and lending rates. The following table sets forth the bank rate, reverse repo rate and average prime lending rates of five major public sector banks for the last six fiscal years.

                                                                             Average prime
                                                                             lending rate
           Fiscal year                    Bank rate      Reverse repo rate      (range)
           -----------                    ---------      -----------------   -------------
2001..................................      7.00%              7.00%          11.00-12.00%
2002..................................      6.50               6.00           11.00-12.00
2003..................................      6.25               5.00           10.75-12.00
2004..................................      6.00               4.50           10.50-11.50
2005..................................      6.00               4.75           10.25-11.00
2006..................................      6.00               5.50           10.25-10.75
2007 (through September 1, 2006)......      6.00               6.00           10.25-10.75

----------

Source: Reserve Bank of India: Handbook of Statistics on Indian
        Economy, 2005, and Weekly Statistical Supplements and Annual Policy Statement 2006-07, First quarter review of Annual Policy statement 2006-07.


Major Events Affecting Results and Financial Condition

     Since 2002, we have experienced major changes and developments in our business and strategy. An understanding of these events and developments is necessary for an understanding of the periods under review and the discussion and analysis which follows. These changes are reflected in our financial statements in connection with or since the amalgamation of ICICI Limited into ICICI Bank. The first change reflects the impact of our history upon our average cost of funds. Consequent to the amalgamation, the businesses formerly conducted by ICICI became subject to the various regulations applicable to banks. These include the statutory liquidity ratio, which is required to be maintained in the form of government of India securities and other approved securities. The minimum statutory liquidity ratio is currently 25.0% of our net demand and time liabilities excluding inter-bank deposits. While we have benefited from the lower cost of funding as a bank as compared to ICICI as a non-bank financial institution, the imposition of the statutory liquidity ratio and the cash reserve ratio on the liabilities taken over from ICICI have impacted our spread. As the average yield on investments in government of India securities and cash balances maintained with the Reserve Bank of India is typically lower than the yield on other interest-earning securities, our net interest margin has been adversely impacted. Further, interest payments on balances held under the cash reserve ratio have been discontinued pursuant to amendments to the Reserve Bank of India Act, which became effective on June 22, 2006. This is expected to adversely impact our net interest margin. Additionally, our net interest margin has been and is expected to continue to be lower than other banks in India until we repay the borrowings of ICICI. We are expanding our deposit base and changing the mix of our liabilities away from the legacy ICICI liabilities towards the lower average cost deposit liabilities. The increase in investment in government securities has substantially increased our exposure to market risk. A rise in interest rates would cause the value of our fixed income portfolio to decline and adversely affect the income from our treasury operations. See also "Risk Factors-Risks Relating to Our Business-Our business is particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance."

     The second key change reflects the implementation of our strategy to grow our retail loan portfolio. The results of our implementation of this strategy can be seen in the rapid growth in the retail loan portfolio. While we cannot guarantee that growth will continue at the same rate, we see continued significant demand for retail loans.

     Third, in connection with the amalgamation, we recorded the loans and investments acquired from ICICI at fair values which represented a substantial write down of the value of those assets as compared to their value on the balance sheet of ICICI. The fair value of the assets was determined based on our judgment which we made with the assistance of independent valuation specialists. The key areas of fair valuation included loans and all credit substitutes which were fair valued by valuation specialists and investments (including investments in venture capital funds) which were marked to market in accordance with the Reserve Bank of India guidelines applicable to banks. The assets of ICICI were first reflected on our balance sheet at March 31, 2002 after taking into account these fair value write downs.

     Fourth, since the amalgamation we have established operations outside India, with subsidiaries in the United Kingdom, Canada and Russia, branches in Singapore, Hongkong, Dubai, Sri Lanka and Bahrain and representative offices in the United States, Dubai, Bangladesh, South Africa and China. We have invested in the equity capital of our international banking subsidiaries to support their growth.

     Fifth, since the amalgamation, our subsidiaries engaged in the insurance business, ICICI Prudential life Insurance Company Limited and ICICI Lombard General Insurance Company Limited , have experienced rapid growth in business. We have invested in the equity capital of our insurance subsidiaries to support their growth. Our life insurance subsidiary continues to report losses in its financial statements, which are reflected in our consolidated financial statements.

     All of these changes or developments have had a major impact upon our results of operations and financial condition and are critical to an understanding of our discussion which follows.

   Other key factors

     Under Indian GAAP, we have not consolidated certain entities (primarily 3i Infotech Limited and ICICI OneSource Limited) in which control is intended to be temporary. However under US GAAP, these entities would have been consolidated as SFAS No. 94 on "Consolidation of majority owned subsidiaries" requires consolidation of such entities. See also "Business-Subsidiaries and Joint Ventures."

     For fiscal 2004, ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited have been accounted as joint ventures using the proportionate consolidation method as prescribed by Accounting Standard 27 (AS 27) on "Financial Reporting of Interests in Joint Ventures". Therefore, our consolidated financial statements include only a 74% share (i.e., ICICI Bank's share in each of the two joint ventures) of each line item reflected in the financial statements of these two entities for fiscal 2004. From fiscal 2005 onwards, these two entities have been accounted as per the principles of Accounting Standard 21 (AS 21) on "Consolidated Financial Statements", as required by the revision in AS 27. Therefore, from fiscal 2005 our consolidated financial statements include 100% of each line item reflected in the financial statements of these two entities with a separate disclosure for minority interest. Hence, the income statement and balance sheet for fiscal 2005 and fiscal 2006 are not comparable with the income statement and balance sheet for fiscal 2004 and prior years with respect to the incorporation of the income statement and balance sheet of our insurance subsidiaries in our financial statements.

   Effect of Other Acquisitions

     In fiscal 2004, we acquired 100.0% ownership interest in Transamerica Apple Distribution Finance Private Limited for a cash consideration of Rs.757 million (US$17 million). In fiscal 2006, we acquired 100.0% ownership interest in Investitsionno-Kreditny Bank, a Russian bank with total assets of approximately US$4 million at year-end fiscal 2005. The values of these transactions were not material to our overall operations. During fiscal 2006 we also acquired an additional stake of 6% in Prudential ICICI Asset Management Company Limited as well as Prudential ICICI Trust Limited. Subsequent to these acquisitions both companies have become our subsidiaries.

   Average Balance Sheet

     The average balances for a fiscal year are the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that year. The average yield on average interest-earning assets is the ratio of interest income to average interest-earning assets. The average cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. The average balances of advances include non-performing advances and are net of allowance for loan losses. We have not recalculated tax-exempt income on a tax-equivalent basis because we believed that the effect of doing so would not be significant.

     The following table sets forth, for the periods indicated, the average balances of the assets and liabilities outstanding, which are major components of interest income, interest expense and net interest income.

                                                                  Year ended March 31,
                         -----------------------------------------------------------------------------------------------
                                     2004                              2005                            2006
                         -----------------------------   -----------------------------   -------------------------------
                                    Interest   Average              Interest   Average               Interest    Average
                         Average    income/    yield/    Average    income/    yield/    Average      income/     yield/
                         balance    expense     cost     balance    expense    cost      balance      expense     cost
                         -------    --------   -------   -------    --------   -------   -------     --------    -------
                                                     (in millions, except percentages)
Assets:
Advances:
  Rupee.............   Rs.486,630  Rs.57,540   11.82%  Rs.646,108  Rs.63,007   9.75%  Rs.1,008,153    Rs.90,325     8.96%
  Foreign currency..       90,508      4,448    4.91      117,621      6,804   5.78        192,162       10,817     5.63
                       ----------  ---------           ----------  ---------          ------------    ---------
Total advances.....       577,138     61,988   10.74      763,729     69,811   9.14      1,200,315      101,142     8.43
Investments:
  Rupee.............      357,842     27,535    7.69      371,713     23,468   6.31        474,395       38,554     8.13
  Foreign currency..          109          3    2.75       10,689        454   4.25         39,499        2,054     5.20
                       ----------  ---------           ----------  ---------          ------------    ---------
Total investments..       357,951     27,538    7.69      382,402     23,922   6.26        513,894       40,608     7.90
Balances with
   Reserve Bank of
   Indiaand other banks:
  Rupee.............       41,555      2,027    4.88       47,329      1,853   3.92         48,713        1,478     3.03
  Foreign currency..        9,100        167    1.84       24,247        482   1.99         43,679        1,956     4.48
                       ----------  ---------           ----------  ---------          ------------    ---------
Total balances
   with Reserve
   Bank of
   India and other
   banks............       50,655      2,194    4.33       71,576      2,335   3.26         92,392        3,434     3.72
Other interest
   income .........                    1,806                           2,270                                958
Interest-earning
   assets:
  Rupee.............      886,027     88,908   10.03    1,065,150     90,598   8.51      1,531,261      131,315     8.58
  Foreign currency..       99,717      4,618    4.63      152,557      7,740   5.07        275,340       14,827     5.38
                       ----------  ---------           ----------  ---------          ------------    ---------
Total
   interest-earning
   assets..........       985,744     93,526    9.49    1,217,707     98,338   8.08      1,806,601      146,142     8.09
Fixed assets.......        41,009                          40,786                           41,495
Other assets.......       147,788                         210,885                          318,801
                       ----------  ---------           ----------  ---------          ------------    ---------
Total non-earning
   assets..........       188,797                         251,671                          360,296
                     ------------  ---------         ------------  ---------          ------------    ---------
Total assets.......  Rs.1,174,541  Rs.93,526         Rs.1,469,378  Rs.98,338          Rs.2,166,897      146,142
                     ============  =========         ============  =========          ============    =========

                                                             Year ended March 31,
                         -------------------------------------------------------------------------------------------
                                     2004                           2005                           2006
                         ---------------------------    ---------------------------   ------------------------------
                                   Interest  Average              Interest  Average               Interest   Average
                         Average    income/   yield/    Average    income/  yield/    Average      income/   Yield/
                         balance    expense    Cost     balance    Expense   Cost     Balance      expense    Cost
                         -------   --------  -------    -------   --------- -------   -------     --------   -------
                                                     (in millions, except percentages)
Liabilities:
Savings account
   deposits:
  Rupee.............    Rs.56,840    Rs.1,348  2.37%    Rs.97,097  Rs.2,179   2.24%   Rs.157,037     Rs.3,946     2.51%
  Foreign currency .           76          3   3.95         1,014        25   2.47        14,621          574     3.93
                       ----------  ---------           ----------  --------           ----------
Total savings
   account deposits        56,916      1,351   2.37        98,111     2,204   2.25       171,658        4,520     2.63
Time deposits:
  Rupee.............      438,982     28,420   6.47       540,056    29,153   5.40       846,963       51,345     6.06
  Foreign currency .       14,682        424   2.89        43,276     1,266   2.93        93,309        3,726     3.99
                       ----------  ---------           ----------  --------           ----------     --------
Total time
   deposits ........      453,664     28,844   6.36       583,332    30,419   5.21       940,272       55,071     5.86
Other demand
   deposits.........
  Rupee.............       53,783                          84,360                        138,357
  Foreign currency .          149                           2,722                          4,492
                       ----------                      ----------                     ----------
Total other demand
   deposits.........       53,932                          87,082                        142,849
Borrowings:
  Rupee.............      375,602     39,130  10.42       340,811    31,396   9.21       349,907       32,879     9.40
  Foreign currency .       72,490      2,352   3.24       111,966     4,025   3.59       190,558        8,545     4.48
                       ----------  ---------           ----------  --------           ----------     --------
Total borrowings ...      448,092     41,482   9.26       452,777    35,421   7.82       540,465       41,424     7.66
Interest-bearing
   liabilities:
  Rupee.............      925,207     68,898   7.45     1,062,324    62,728   5.90     1,492,264       88,170     5.91
  Foreign currency .       87,397      2,779   3.18       158,978     5,316   3.34       302,980       12,845     4.24
                       ----------  ---------           ----------  --------           ----------     --------
Total
   interest-bearing
   Liabilities......    1,012,604     71,677   7.08     1,221,302    68,044   5.57     1,795,244      101,015     5.63
Other liabilities ..       84,942                         134,166                        205,933
                       ----------  ---------           ----------  --------           ----------     --------
Total liabilities ..    1,097,546     71,677            1,355,468    68,044            2,001,177      101,015
Preference share
   capital..........        3,500                           3,500                         3,500
Stockholders'
   equity...........       73,495                         110,410                       162,220
                       ----------  ---------           ----------  --------           ----------     --------
Total liabilities
   and
   stockholders'
   equity .......... Rs.1,174,541  Rs.71,677         Rs.1,469,378  Rs.68,044        Rs.2,166,897   Rs.101,015
                     ============  =========         ============  =========        ============   ==========


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

                                       Fiscal 2005 vs. Fiscal 2004              Fiscal 2006 vs. Fiscal 2005
                                  --------------------------------------   --------------------------------------
                                       Increase (decrease) due to               Increase (decrease) due to
                                  --------------------------------------   --------------------------------------
                                                Change in                                Change in
                                                 average     Change in                    average     Change in
                                  Net change     volume     average rate   Net change     volume     average rate
                                  ----------    ---------   ------------   ----------    ---------   ------------
                                                                   (in millions)
Interest income:
Advances:
  Rupee.......................      Rs.5,467     Rs.15,552   Rs.(10,085)    Rs.27,317     Rs.32,437    Rs.(5,120)
  Foreign currency............         2,356         1,568          788         4,013         4,196         (183)
                                  ----------    ----------   ----------     ---------     ---------    ---------
Total advances,.............           7,823        17,120       (9,297)       31,330        36,633       (5,303)
Investments:
  Rupee.......................        (4,067)          876       (4,943)       15,086         8,345        6,741

                                       Fiscal 2005 vs. Fiscal 2004              Fiscal 2006 vs. Fiscal 2005
                                  --------------------------------------    --------------------------------------
                                       Increase (decrease) due to               Increase (decrease) due to
                                  --------------------------------------    --------------------------------------
                                                 Change in                                Change in
                                                  average     Change in                    average     Change in
                                  Net change      volume     average rate   Net change     volume     average rate
                                  ----------     ---------   ------------   ----------    ---------   ------------
                                                                   (in millions)
  Foreign currency............           451           449            2         1,600         1,498          102
                                  ----------     ---------   ----------     ---------     ---------   ----------
Total investments............         (3,616)        1,325       (4,941)       16,686         9,843        6,843
Balances with Reserve Bank
   of India
   and other banks:
  Rupee.......................          (174)          226         (400)         (375)           42         (417)
  Foreign currency............           315           301           14         1,474           870          604
                                  ----------     ---------   ----------     ---------     ---------   ----------
Total balances with Reserve
   Bank of India
   and other banks                       141           527         (386)        1,099           912          187
Other interest income                    464                        464        (1,311)                    (1,311)
                                  ----------     ---------   ----------     ---------     ---------   ----------
Total interest income:
  Rupee.......................         1,690        16,654      (14,964)       40,717        40,824         (107)
  Foreign currency............         3,122         2,318          804         7,087         6,564          523
                                  ----------     ---------   ----------     ---------     ---------   ----------
Total interest income........          4,812        18,972      (14,160)       47,804        47,388          416
Interest expense:
Savings account deposits:
  Rupee.......................           831           903          (72)        1,767         1,506          261
  Foreign currency............            22            23           (1)          549           534           15
                                  ----------     ---------   ----------     ---------     ---------   ----------
Total savings account
   deposits .................            853           926          (73)        2,316         2,040          276
Time deposits:
  Rupee.......................           733         5,456       (4,723)       22,192        18,605        3,587
  Foreign currency............           842           836            6         2,460         1,998          462
                                  ----------     ---------   ----------     ---------     ---------   ----------
Total time deposits..........          1,575         6,292       (4,717)       24,652        20,603        4,049
Borrowings:
  Rupee.......................        (7,734)       (3,205)      (4,529)        1,483           855          628
  Foreign currency ...........         1,673         1,419          254         4,520         3,524          996
                                  ----------     ---------   ----------     ---------     ---------   ----------
Total borrowings.............         (6,061)       (1,786)      (4,275)        6,003         4,379        1,624
Total interest expense:
  Rupee.......................        (6,170)        3,154       (9,324)       25,442        20,966        4,476
  Foreign currency ...........         2,537         2,278          259         7,529         6,056        1,473
                                  ----------     ---------   ----------     ---------     ---------   ----------
Total interest expense.......      Rs.(3,633)     Rs.5,432    Rs.(9,065)       32,971        27,022        5,949
Net interest income:
  Rupee.......................         7,860        13,500       (5,640)       15,275        19,858       (4,583)
  Foreign currency............           585            40          545          (442)          508         (950)
                                  ==========     =========   ==========     =========     =========   ==========
Total net interest income....       Rs.8,445     Rs.13,540    Rs.(5,095)    Rs.14,833     Rs.20,366    Rs.(5,533)
                                  ==========     =========   ==========     =========     =========   ==========


   Yields, Spreads and Margins

     The following table sets forth, for the periods indicated, the yields, spreads and net interest margins on interest-earning assets.


                                                                   Year ended March 31,
                                              ---------------------------------------------------------------
                                                  2002         2003         2004         2005         2006
                                                  ----         ----         ----         ----         ----
                                                            (in millions, except percentages)
Interest income..........................      Rs.21,539    Rs.96,908    Rs.93,526    Rs.98,338   Rs.146,142
Average interest-earning assets(1).......        225,405      882,342      985,744    1,217,707    1,806,601
Interest expense.........................         15,603       81,268       71,676       68,044      101,015
Average interest-bearing liabilities(1)..        228,149      904,099    1,012,604    1,221,302    1,795,244
Average total assets(1)..................        252,370    10,48,825    1,174,541    1,469,378    2,166,897
Average interest-earning assets as a
   percentage of average total assets....          89.32%       84.13%       83.93%       82.87%       83.37%
Average interest-bearing liabilities as
   a percentage of average total assets..          90.40        86.24        86.21        83.12        82.85
Average interest-earning assets as a
   percentage of average
   interest-bearing liabilities..........          98.80        97.55        97.35        99.71       100.63

                                                                   Year ended March 31,
                                              ---------------------------------------------------------------
                                                  2002         2003         2004         2005         2006
                                                  ----         ----         ----         ----         ----
                                                            (in millions, except percentages)
Yield....................................           9.56        10.98         9.49         8.08         8.09
  Rupee...................................          9.92        11.48        10.03         8.51         8.58
  Foreign currency........................          3.40         4.80         4.63         5.07         5.38

Cost of funds............................           6.84         8.98         7.08         5.57         5.63
  Rupee...................................          6.97         9.75         7.45         5.90         5.91
  Foreign currency........................          4.07         3.14         3.18         3.34         4.24

Spread(2)................................           2.72         2.00         2.41         2.50         2.46
  Rupee...................................          2.95         1.73         2.59         2.60         2.67
  Foreign currency........................         (0.67)        1.66         1.45         1.73         1.15

Net interest margin(3)...................           2.63         1.77         2.22         2.49         2.50
  Rupee...................................          2.66         1.56         2.26         2.62         2.82
  Foreign currency........................          0.77         1.38         1.85         1.59         0.72

----------
(1) The averages for 2002 are based on outstanding quarterly balances of ICICI Bank Limited. ICICI Limited balances for March 2002 have not been considered.

(2) Spread is the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest income to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities.

(3) Net interest margin is the ratio of net interest income to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than the spread and if average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than the spread.


Fiscal 2006 to Fiscal 2005

   Summary

    Net profit increased by 30.7% to Rs.24.2 billion (US$544 million) for fiscal 2006 from Rs.18.5 billion (US$416 million) for fiscal 2005, primarily due to a 49.0% increase in net interest income and a 57.1 % increase in non-interest income offset, in part, by a 49.8% increase in non-interest expenses and a Rs.11.9 billion (US$266 million) increase in provisions and contingencies.

     o Net interest income increased by 49.0% to Rs.45.1 billion (US$1.0 billion) for fiscal 2006 from Rs.30.3 billion (US$681 million) for fiscal 2005, reflecting an increase of 48.4% in the average volume of interest-earning assets.

     o Non-interest income increased by 57.1% to Rs.111.5 billion (US$2.5 billion) for fiscal 2006 from Rs.71.0 billion (US$1.6 billion) for fiscal 2005 primarily due to a 56.8% increase in commission, exchange and brokerage and a 67.9% increase in income from insurance business.

     o Non-interest expense increased by 49.8% to Rs.109.1 billion (US$2.5 billion) for fiscal 2006 from Rs.72.9 billion (US$1.6 billion) in fiscal 2005 primarily due to an increase of 56.9% in employee expenses and a 62.4% increase in expenses pertaining to the insurance business.

     o Provisions and contingencies (excluding provisions for tax) increased to Rs.16.5 billion (US$370 million) in fiscal 2006 from Rs.4.6 billion (US$104 million) in fiscal 2005 primarily due to the significantly higher level of amortization of premium on government securities in fiscal 2006, lower level of write-backs in fiscal 2006 and higher level of provisioning on standard assets in fiscal 2006 as per the Reserve Bank of India guidelines.

     o Gross restructured loans decreased by 15.5% to Rs.55.5 billion (US$1.2 billion) at year-end fiscal 2006 from Rs.65.6 billion (US$1.5 billion) at year-end fiscal 2005 primarily due to the reclassification of certain loans as standard based on satisfactory performance of the borrower accounts. Gross non-performing assets decreased by 34.0% to Rs.23.1 billion (US$519 million) at year-end fiscal 2006 from Rs.35.0 billion

          (US$786 million) at year-end fiscal 2005 primarily due to sale and repayments of certain non-performing loans.

     o Total assets increased by 55.4% to Rs.2,772.3 billion (US$62.3 billion) at year-end fiscal 2006 compared to Rs.1,784.3 billion (US$40.1 billion) at year-end fiscal 2005 primarily due to an increase in retail loans and investments in government securities.

Net Interest Income

     The following table sets forth, for the periods indicated, the principal components of net interest income.

                                                                   Year ended March 31,
                                             -------------------------------------------------------------------
                                                                                                       2006/2005
                                                2005                  2006               2006           % change
                                             ---------              ---------          --------        ---------
                                                             (in millions, except percentages)
Interest income.....................         Rs.98,338              Rs.146,142         US$3,286            48.6%
Interest expense....................           (68,044)               (101,015)          (2,271)           48.5
                                             ---------              ----------         --------
Net interest income.................         Rs.30,294              Rs. 45,127         US$1,015            49.0%
                                             =========              ==========         ========


     Net interest income increased by 49.0% to Rs.45.1 billion (US$1.0 billion) in fiscal 2006 from Rs.30.3 billion (US$681 million) in fiscal 2005 reflecting mainly the following:

     o an increase of Rs.588.9 billion (US$13.2 billion) or 48.4% in the average volume of interest-earning assets; and

     o    a marginal increase of 1 basis point in the net interest margin.

     The average volume of interest-earning assets increased by 48.4% or Rs.588.9 billion (US$13.2 billion) to Rs.1,806.6 billion (US$40.6 billion) during fiscal 2006 from Rs.1,217.7 billion (US$27.4 billion) during fiscal 2005, primarily due to the increase in average advances. Average advances increased by 57.2% to Rs.1,200.3 billion (US$27.0 billion) in fiscal 2006 from Rs.763.7 billion (US$17.2 billion) in fiscal 2005. This increase in average advances was primarily due to increased disbursements of retail finance loans offset, in part, by the sell-down/securitization and repayments of loans. The average volume of interest-earning foreign currency assets increased by 80.5% to Rs.275.3 billion (US$6.2 billion) during fiscal 2006 from Rs.152.6 billion (US$3.4 billion) during fiscal 2005 primarily due to increased business volumes of our international branches and subsidiaries.

     Total interest income increased by 48.6% to Rs.146.1 billion (US$3.3 billion) for fiscal 2006 from Rs.98.3 billion (US$2.2 billion) for fiscal 2005 primarily due to an increase of 48.4% in the average volume of total interest-earning assets to Rs.1,806.6 billion (US$40. 6 billion) during fiscal 2006 from Rs.1,217.7 billion (US$27.4 billion) during fiscal 2005. The overall yield on average interest earning assets remained at nearly the same levels given that the decline in yield on advances to 8.4% for fiscal 2006 from 9.1% for fiscal 2005 was offset by the increase in yield on investments to 7.9% for fiscal 2006 from 6.3% for fiscal 2005.

     In February 2006, the Reserve Bank of India issued guidelines on accounting for securitization of standard assets. In accordance with these guidelines, with effect from February 1, 2006, we account for any loss on securitization immediately at the time of sale and the profit/premium arising on account of securitization is amortized over the life of the asset. Prior to February 1, 2006, profit arising on account of securitization was recorded at the time of sale. The gains on sell down were about 10.1% of net interest income for fiscal 2006 (0.3% of average interest-earning assets) compared to 17.2 % of net interest income for fiscal 2005 (0.4% of average interest-earning assets).

         Total interest expense increased by 48.5% to Rs.101.0 billion (US$2.3 billion) during fiscal 2006 from Rs.68.0 billion (US$1.5 billion) during fiscal 2005 primarily due to an increase of 47.0% in average interest-bearing liabilities to Rs.1,795.2 billion (US$40.4 billion) in fiscal 2006 from Rs.1,221.3 billion (US$27.5 billion) in fiscal 2005. Average deposits, with an average cost of 4.8% for fiscal 2006, constituted 69.9% of total average interest-bearing liabilities compared to 62.9% of the total average interest-bearing liabilities with a cost of 4.2% for fiscal 2005. The increase in average cost of deposits in fiscal 2006 was primarily due to the general increase in interest rates reflecting the tight liquidity scenario in the last quarter of fiscal 2006. The average cost of total borrowings including subordinated debt decreased to 7.7% in fiscal 2006 from 7.8% in fiscal 2005 primarily due to increase in foreign currency borrowings and repayment of high cost borrowings of ICICI.

     Our net interest margin was 2.50% for fiscal 2006 as compared to 2.49% for fiscal 2005 as the positive impact of equity capital raising in fiscal 2006 was offset by increased cost of deposits and a lower contribution of securitization gains.

     Our margin still continues to be lower than that of other banks in India primarily due to maintenance of the statutory liquidity ratio and cash reserve ratio on ICICI's liabilities, which were not subject to these ratios prior to the amalgamation. Our net interest margin is expected to continue to be lower than other banks in India until we repay the borrowings of ICICI. The net interest margin is also impacted by the relatively lower net interest margin earned by our overseas branches, which is offset by the higher fee income that we are able to earn by leveraging our international presence and our ability to meet the foreign currency borrowing requirements of the Indian companies.


Non-Interest Income

     The following table sets forth, for the periods indicated, the principal components of non-interest income.

                                                                        Year ended March 31,
                                                      -------------------------------------------------------
                                                                                                    2006/2005
                                                        2005          2006            2006          % change
                                                      ---------    ---------         ------         ---------
                                                                 (in millions, except percentages)
Commission, exchange and brokerage..............      Rs.20,751    Rs.32,546         US$732            56.8%
Profit/(loss) on sale of investments (net)......          7,560       10,989            247            45.3
Profit/(loss) on revaluation of investments
   (net)........................................            146         (504)           (11)             -
Profit/(loss) on sale of land, buildings and
   other assets (net)...........................             (9)          52              1              -
Profit/(loss) on foreign exchange transactions
   (net)........................................          2,781        4,452            100            60.1
Income pertaining to insurance business.........         35,355       59,353          1,334            67.9
Miscellaneous income (including lease income)...          4,392        4,581            102             4.3
                                                      ---------    ---------         ------
Total other income..............................      Rs.70,976   Rs.111,469       US$2,505            57.1%
                                                      =========   ==========       ========


     Non-interest income increased by 57.1% for fiscal 2006 to Rs.111.5 billion (US$2.5 billion) from Rs.71.0 billion (US$1.6 billion) for fiscal 2005 primarily due to a 56.8% increase in commission, exchange and brokerage to Rs.32.5 billion (US$732 million) in fiscal 2006 from Rs.20.8 billion (US$467 million) in fiscal 2005 and a 67.9% increase in income pertaining to insurance business to Rs.59.4 billion (US$1.3 billion) in fiscal 2006 from Rs.35.4 billion (US$795 million) in fiscal 2005.

     Commission, exchange and brokerage increased by 56.8% primarily due to growth in credit card fees and third-party product fees, increase in income from remittances and other fees from international banking business and growth in corporate banking fees.

     Profit on sale of investments increased by 45.3% to Rs.11.0 billion (US$247 million) in fiscal 2006 from Rs.7.6 billion (US$170 million) as we continued to capitalize on the opportunities created by the buoyant equity market through divestment of certain of our non-core investments and through proprietary trading operations. Income from foreign exchange transaction includes income from derivatives reflecting primarily the transactions undertaken with customers by us and hedged or in the inter-bank market, and income from merchant foreign exchange transactions.

     Income pertaining to insurance business representing primarily premium income on our life and general insurance products increased by 67.9% to Rs.59.4 billion (US$1.3 billion) from Rs.35.4 billion (US$795 million) reflecting primarily an increase in the number of policies issued. The income pertaining to insurance business includes Rs.43.8 billion (US$985 million) from our life insurance business and Rs.15.5 billion (US$349 million) from our general insurance business. We recognize life insurance premium as income when due. Premium on lapsed policies is recognized as income when such policies are reinstated. General insurance premium is recognized as income over the period of risks or the contract period. Any subsequent revision to premium is recognized over the remaining period of risks or contract period.

     Miscellaneous income increased by 4.3% to Rs.4.6 billion (US$102 million) in fiscal 2006 from Rs.4.4 billion (US$99 million) in fiscal 2005. Miscellaneous income includes unrealized gain/loss on certain derivative transactions.

Non-Interest Expense

     The following table sets forth, for the periods indicated, the principal components of non-interest expense.

                                                                    Year ended March 31,
                                                 -------------------------------------------------------------
                                                                                                     2006/2005
                                                   2005               2006                2006       % change
                                                 ---------          ---------            ------      ---------
                                                             (in millions, except percentages)
Payments to and provisions for employees         Rs.10,908          Rs.17,112            US$385         56.9%
Depreciation on own property............             3,283              3,908                88         19.0
Auditor's fees and expenses.............                36                 43                 1         19.3
Other administrative expenses...........            18,549             26,563               597         43.2
Operating expenses......................            32,776             47,626             1,071         45.3
Direct marketing agency expenses........             5,064              6,696               151         32.2
Depreciation on leased assets...........             2,975              2,771                62         (6.8)
Expenses pertaining to insurance
   business.............................            32,042             52,038             1,170         62.4
                                                 ---------         ----------          --------
Total non-interest expenses.............         Rs.72,857         Rs.109,131          US$2,454         49.8%
                                                 =========         ==========          ========


     Non-interest expense increased by 49.8% to Rs.109.1 billion (US$2.5 billion) in fiscal 2006 from Rs.72.9 billion (US$1.6 billion) in fiscal 2005 primarily due to an increase in employee expenses and increase in the expenses pertaining to the insurance business.

     Employee expenses increased by 56.9% to Rs.17.1 billion (US$385 million) in fiscal 2006 from Rs.10.9 billion (US$245 million) in fiscal 2005, primarily due to an increase in the number of employees. The employee expenses for ICICI Bank Limited increased by 46.8% to Rs.10.8 billion (US$243 million) in fiscal 2006 from Rs.7.4 billion (US$166 million) in fiscal 2005 primarily due to a 40.8% increase in the number of employees. The employee expenses for ICICI Prudential Life Insurance Company increased by 71.8% to Rs.2.9 billion (US$65 million) in fiscal 2006 from Rs.1.7 billion (US$38 million) in fiscal 2005 primarily due to a 48.7% increase in number of employees. The employee expenses for ICICI Lombard General Insurance Company increased by 61.7% to Rs.1.2 billion (US$27 million) in fiscal 2006 from Rs.745 million (US$17 million) in fiscal 2005 primarily due to a 82.8% increase in number of employees. The increase in employees was commensurate with the growth in business.

     Other administrative expenses increased by 43.2% to Rs.26.6 billion (US$597 million) in fiscal 2006 from Rs.18.6 billion (US$417 million) in fiscal 2005 primarily due to the increased volume of business, particularly in retail business and include maintenance of ATMs, credit card related expenses, call center expenses and technology expenses. The number of bank branches (excluding foreign branches) and extension counters increased to 614 at year-end fiscal 2006 from 562 at year-end fiscal 2005. The number of ATMs increased to 2,200 at year-end fiscal 2006 from 1,910 at year-end fiscal 2005. The number of branches and offices of our insurance subsidiaries increased to 463 at year-end fiscal 2006 from 277 at year-end fiscal 2005.

     Direct marketing agency expenses increased by 32.2% to Rs.6.7 billion (US$151 million) in fiscal 2006 from Rs.5.1 billion (US$114 million) in fiscal 2005 in line with the growth in our retail credit business. We use marketing agents, called direct marketing agents or associates, for sourcing retail assets. These commissions are expensed upfront and not amortized over the life of the loan. We reduce direct marketing agency expenses incurred in connection with sourcing our automobile loans on an upfront basis from interest income.

     Expenses pertaining to insurance business, representing provisions for claims, contribution to linked business, commissions paid and reserving for actuarial liability increased by 62.4% to Rs 52.0 billion (US$1.1 billion) in fiscal 2006 from Rs. 32.0 billion (US$720 million) in view of the higher business levels in fiscal 2006. The provisions for claims are determined based on actuarial valuation. In line with accounting norms for insurance companies we do not amortize the customer acquisition cost, but account for the expenses upfront.

Provisions for Non-performing Assets and Restructured Loans

     The following table sets forth, at the dates indicated, certain information regarding restructured loans and non-performing assets.

                                                                          At March 31,
                                                 ----------------------------------------------------------------
                                                                                                        2006/2005
                                                       2005            2006             2006            % change
                                                 -------------    -------------   --------------        ---------
                                                                (in millions, except percentages)
Gross restructured loans....................     Rs.    65,623    Rs.    55,463   US$     1,247           (15.5)%
Provisions for restructured loans...........            (2,991)          (2,305)            (52)          (22.9)
                                                 -------------    -------------   --------------
Net restructured loans......................            62,632           53,158            1195           (15.1)
                                                 -------------    -------------   --------------
Gross non-performing assets.................            34,973           23,086             519           (34.0)
Provisions for non-performing assets(1).....           (14,890)         (12,280)           (276)          (17.5)
                                                 -------------    -------------   --------------
Net non-performing assets...................            20,083           10,806             243           (46.2)
                                                 -------------    -------------   --------------
Gross restructured loans and non-performing
   assets...................................           100,596           78,548            1766           (21.9)
Provision for restructured loans and
   non-performing assets(2).................           (17,881)         (14,584)           (328)          (18.4)
                                                 -------------    -------------   --------------
Net restructured loans and non-performing
   assets...................................            82,715           63,964           1,438           (22.7)
                                                 -------------    -------------   --------------
Gross customer assets.......................         1,049,431        1,638,552          36,838            56.1
Net customer assets.........................         1,029,299        1,622,675          36,481            57.6
Gross restructured loans as a percentage of
   gross customer assets....................              6.25%            3.38%
Gross non-performing assets as a percentage
   of gross customer assets.................              3.33             1.41
Net restructured loans as a percentage of
   net customer assets                                    6.08             3.28
Net non-performing assets as a percentage
   of net customer assets...................              1.95             0.67
Provisions on restructured loans as a
   percentage of gross restructured assets..              4.56             4.16
Provisions on non-performing assets as a
   percentage of gross non-performing assets             42.58            53.19
Provisions as a percentage of gross
   customer assets(3).......................              2.14             1.32

----------
(1) Includes interest suspense.

(2) Excludes technical write-offs.

(3) Includes general provision on performing assets.


     We classify our assets in accordance with the Reserve Bank of India guidelines into performing and non-performing assets. Further, non-performing assets are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India. The Reserve Bank of India has separate guidelines for restructured loans. A fully secured standard loan can be restructured by rescheduling of principal repayments and/or the interest element, but must be separately disclosed as a restructured loan in the year of restructuring. Similar guidelines apply to restructuring of sub-standard loans. See also "Business-Classification of loans".

     Gross restructured loans decreased by 15.5% to Rs.55.5 billion (US$1.2 billion) at year-end fiscal 2006 from Rs.65.6 billion (US$1.5 billion) at year-end fiscal 2005 primarily due to the reclassification of certain loans as standard based on satisfactory performance of the borrower accounts. Gross non-performing assets decreased by 34.0% to Rs.23.1 billion (US$519 million) at year-end fiscal 2006 from Rs.35.0 billion (US$786 million) at year-end fiscal 2005 primarily due to sale and repayment of non-performing assets. We sold a gross aggregate value of assets amounting to Rs.6.2 billion (US$139 million) to an asset reconstruction company during fiscal 2006 and a gross outstanding amount of Rs.14.4 billion (US$323 million) to other entities. As a percentage of net customer assets, net restructured loans were 3.3% at year-end fiscal 2006 and 6.1% at year-end fiscal 2005 and net non-performing assets were 0.67% at year-end fiscal 2006 and 1.95% at year-end fiscal 2005.

     The following table sets forth, for the period indicated, the composition of provision and contingencies excluding provision for tax.

                                                                             Year ended March 31,
                                                           --------------------------------------------------------
                                                                                                          2006/2005
                                                              2005           2006            2006         % change
                                                           ----------     ----------      ----------      --------
                                                                       (in millions, except percentages)
Provisions for investments (including credit
   substitutes)(net).................................      Rs.  5,433     Rs.  8,156      US$    183         50.1%
Provision for non-performing assets and for standard
   assets(1).........................................            (890)         8,117             182       1012.2
Others...............................................              86            204               5        136.7
                                                           ----------     ----------      ----------
Total provisions and contingencies (excluding tax)...      Rs.  4,629     Rs. 16,477      US$    370        255.9%
                                                           ==========     ==========      ==========

----------

(1) We do not distinguish between provisions and write-offs while assessing the adequacy of our loan loss coverage, as both provisions and write-offs represents a reduction of the principal amount of a non-performing asset. In compliance with regulations governing the presentation of financial information by banks, gross non-performing assets are reported gross of provisions net of cumulative write-offs in our financial statements.


     Provisions are made on sub-standard and doubtful assets at rates prescribed by Reserve Bank of India. Loss assets and unsecured portion of doubtful assets are provided/written off as per the extant Reserve Bank of India guidelines. The Bank also makes additional floating provisions against retail non-performing assets and additional provisions against specified corporate non-performing assets. See "Business - Classification of Loans."

     Provisions and contingencies (excluding provisions for tax) increased to Rs.16.5 billion (US$370 million) in fiscal 2006 from Rs.4.6 billion (US$104 million) in fiscal 2005 primarily due to the significantly higher level of amortization of premium on government securities of Rs.8.0 billion (US$175 million) in fiscal 2006, compared to Rs.2.8 billion (US$60 million) in fiscal 2005. The increase in premium on government securities was primarily due to an increase in the investments in government securities and transfer of a substantial portion of the investments in government securities from "available for sale" to "held to maturity category" in the second half of fiscal 2005. Provisions on non-performing and standard assets increased by Rs.9.0 billion (US$202 million) to Rs.8.1 billion (US$182 million) in fiscal 2006 primarily due to the lower level of write-backs and higher level of general provisions on standard assets. With effect from the quarter ended December 31, 2005, the Reserve Bank of India increased the requirement of general provisioning on standard advances (excluding advances to the agricultural sector and small and medium enterprises) to 0.40% compared to 0.25% applicable until September 30, 2005. In accordance with the Reserve Bank of India's guidelines we made general provisions of Rs. 3.4 billion (US$76 million) in fiscal 2006. During fiscal 2006, we reassessed our provision requirements on performing loans and non-performing loans on a portfolio basis and wrote back an amount of Rs.1.69 billion (US$38 million) from the provisions against non-performing loans, which were in excess of the regulatory requirements.

   Tax Expense

     Total tax expense was Rs.7.0 billion (US$157 million) for fiscal 2006 compared to Rs.5.7 billion (US$128 million) in fiscal 2005. Income tax expense was Rs.6.6 billion (US$148 million) for fiscal 2006 compared to Rs.5.7 billion (US$127 million) in fiscal 2005. The effective rate of income tax expense was 21.2% for fiscal 2006 compared to the effective rate of income tax expense of 23.8% for fiscal 2005. The effective income tax rate of 21.2% for fiscal 2006 was lower compared to the statutory tax rate of 33.7% primarily due to exempt interest and dividend income and the charging of income at rates lower than statutory tax rates, offset in part by disallowances of certain expenses for tax purposes. Further, during fiscal 2006, we created a deferred tax asset on carry forward capital losses based on our firm plans that sufficient taxable capital gains will be available against which the losses can be set off.

     The Indian Finance Act, 2005 imposes an additional income tax on companies called "fringe benefit tax". Pursuant to this Act, companies are deemed to have provided fringe benefits to the employees if certain defined expenses are incurred. A portion of these expenses is deemed to be a fringe benefit to the employees and subjects the Bank to tax at a rate of 30%, exclusive of applicable surcharge and cess. This tax is effective from April 1, 2005. The fringe benefit tax expense amounted to Rs.386 million (US$9 million) for fiscal 2006.

   Financial Condition

     Assets

     The following table sets forth, at the dates indicated, the principal components of assets.

                                                                          At March 31,
                                               ----------------------------------------------------------------
                                                                                                      2006/2005
                                                   2005              2006              2006           % change
                                               --------------    -------------     --------------     ---------
                                                               (in millions, except percentages)
Cash and cash equivalents................      Rs.    136,277    Rs.    182,551    US$      4,104        34.0%
Investments .............................             546,516           840,139            18,888        53.7
Advances (net of provisions) ............             964,100         1,562,603            35,130        62.1
Fixed assets ............................              41,782            41,429               931        (0.8)
Other assets ............................              95,662           145,574             3,274        52.2
                                               --------------    --------------    --------------
Total assets ............................      Rs.  1,784,337    Rs.  2,772,296    US$     62,327        55.4%
                                               ==============    ==============    ==============


     Our total assets increased by 55.4% to Rs.2,772.3 billion (US$62.3 billion) at year-end fiscal 2006 compared to Rs.1,784.3 billion (US$40.1 billion) at year-end fiscal 2005, primarily due to an increase in advances and investments. Total investments at year-end fiscal 2006 increased by 53.7% to Rs.840.1 billion (US$18.9 billion) from Rs.546.5 billion (US$12.3 billion) at year-end fiscal 2005 primarily due to a 46.7% increase in investments in government and other approved securities in India to Rs.528.3 billion (US$11.9 billion) at year-end fiscal 2006 from Rs.360.18 billion (US$8.1 billion) at year-end fiscal 2005. Net advances increased by 62.1% to Rs.1,562.6 billion (US$35.1 billion) at year-end fiscal 2006 from Rs.964.1 billion (US$21.7 billion) at year-end fiscal 2005 primarily due to an increase in retail assets in accordance with our strategy to increase our retail assets portfolio, offset, in part, by a reduction due to repayments and securitization of assets. Total assets (gross) of overseas branches of ICICI Bank (including offshore banking unit in Mumbai) increased by 117.3% to Rs.275.9 billion (US$6.2 billion) at year-end fiscal 2006 from Rs.127.0 billion (US$2.9 billion) at year-end fiscal 2005. During the year we acquired an additional stake of 6% in Prudential ICICI Asset Management Company Limited and Prudential ICICI Trust Limited increasing our total shareholding in the company to 51%. The above acquisition resulted in a goodwill of Rs.487 million (US$11 million), which is included in other assets. Other assets increased by 52.2% to Rs. 145.6 billion (US$ 3.3 billion) at year-end fiscal 2006 from Rs. 95.7 billion (US$ 2.2 billion) at year-end fiscal 2005 primarily due to an increase in the recoverables in the ordinary course of business from our counterparties, customers and clients resulting from the general increase in business volumes.

     Liabilities and Stockholders' Equity

     The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders' equity.

                                                                         At March 31,
                                               --------------------------------------------------------------
                                                                                                    2006/2005
                                                   2005             2006             2006           % change
                                               --------------   --------------   --------------     ---------
                                                              (in millions, except percentages)
Deposits.................................      Rs.  1,011,086   Rs.  1,724,510   US$     38,770        70.6%
Borrowings...............................             383,690          450,000           10,117        17.3
Other liabilities(1).....................             254,601          360,310            8,101        41.5
Proposed dividend (including corporate
   dividend tax).........................               7,193            8,809              198        22.5
Minority interest........................               1,525            2,749               62        80.3
                                               --------------   --------------   --------------
Total liabilities........................           1,658,095        2,546,378           57,248        53.6

                                                                         At March 31,
                                                                         ------------
                                                                                                    2006/2005
                                                   2005             2006             2006            % change
                                               --------------   --------------   --------------     --------
                                                              (in millions, except percentages)
Equity share capital.....................               7,368            8,898              200        20.8
Preference share capital                                3,500            3,500               79         0.0
Reserves and surplus.....................             115,374          213,520            4,800        85.1
                                               --------------   --------------   --------------
Total liabilities (including capital and
   reserves).............................      Rs.  1,784,337   Rs.  2,772,296   US$     62,327        55.4%
                                               ==============   ==============   ==============

----------
(1) Includes subordinated debt.


     Deposits increased by 70.6% to Rs.1,724.5 billion (US$38.8 billion) at year-end fiscal 2006 from Rs.1011.1 billion (US$22.7 billion) at year-end fiscal 2005. This significant growth in deposits was primarily achieved through increased focus on retail and corporate customers by offering a wide range of products designed to meet varied individual and corporate needs and leveraging our network of branches, extension counters and ATMs. Borrowings (excluding subordinated debt) increased by 17.3% to Rs.450.0 billion (US$10.1 billion) at year-end fiscal 2006 from Rs.383.7 billion (US$8.6 billion) at year-end fiscal 2005. Minority interest increased to Rs.2,749 million (US$62 million) at year-end fiscal 2006 from Rs.1525 million (US$34 million) at year-end fiscal 2005. The increase is primarily due to the acquisition of additional stakes in Prudential ICICI Asset Management Company Limited and Prudential ICICI Trust Limited as a result of which these companies have been accounted for as subsidiaries in fiscal 2006 as compared to the proportionate consolidation method of accounting followed in fiscal 2005. Stockholders' equity increased by 81.2% at year-end fiscal 2006 to Rs.222.4 billion (US$5.0 billion) from Rs.122.7 billion (US$2.8 billion) at year-end fiscal 2005 primarily due to equity capital raised by us amounting to Rs.80.0 billion (US$1.8 billion) during fiscal 2006.

Fiscal 2005 to Fiscal 2004

   Summary

    Net profit increased by 17.2% to Rs.18.5 billion (US$416 million) for fiscal 2005 compared to Rs.15.8 billion (US$355 million) for fiscal 2004 primarily due to a 38.6% increase in net interest income and a 55.9% increase in non-interest income offset, in part, by a 73.7% increase in non-interest expense.

     o Net interest income increased by 38.6% to Rs.30.3 billion (US$681 million) in fiscal 2005 from Rs.21.8 billion (US$491 million) in fiscal 2004 reflecting an increase of 23.5% in the average volume of interest-earning assets and an increase in net interest margin by 27 basis points.

     o Non-interest income increased by 55.9% in fiscal 2005 to Rs.71.0 billion (US$1.6 billion), from Rs.45.5 billion (US$1.0 billion) in fiscal 2004 primarily due to a 72.4% increase in commission, exchange and brokerage and an increase of 176.0% in the income relating to the insurance business offset, in part, by a 46.7% decrease in profit on sale of investments.

     o Non-interest expense increased by 73.7% for fiscal 2005 to Rs.72.9 billion (US$1,638 million) from Rs.41.9 billion (US$943 million) for fiscal 2004 primarily due to a 53.5% increase in employee expenses and a 169.5% increase in expenses relating to our insurance business.

     o Provisions and contingencies (excluding provisions for tax) decreased by 25.9% to Rs.4.6 billion (US$104 million) in fiscal 2005 from Rs.6.3 billion (US$141 million) in fiscal 2004 primarily due to lower additions to non-performing assets and a higher level of write-backs in fiscal 2005.

     o Gross restructured loans decreased by 13.0 % to Rs.65.6 billion (US$1.5 billion) at year-end fiscal 2005 from Rs.75.5 billion (US$1.7 billion) at year-end fiscal 2004 primarily due to the reclassification of certain loans as performing based on satisfactory performance of the borrower accounts. Gross non-performing assets decreased by 14.3% to Rs.35.0 billion (US$786 million) at year-end fiscal 2005 from Rs.40.8 billion (US$918 million) at year-end fiscal 2004 primarily due to transfer of certain non-performing assets to an asset reconstruction company and reclassification of certain assets as performing based on satisfactory performance of the borrower accounts.

     o Our total assets increased by 36.5% to Rs.1,784.3 billion (US$40.1 billion) at year-end fiscal 2005 compared to Rs.1,307.5 billion (US$29.4 billion) at year-end fiscal 2004 primarily due to a 48.4% increase in advances portfolio.

   Net Interest Income

     The following table sets forth, for the periods indicated, the principal components of net interest income.

                                                              Year ended March 31,
                                        --------------------------------------------------------------
                                                                                             2005/2004
                                            2004             2005             2005           % change
                                        ------------     -----------      -----------        ---------
                                                       (in millions, except percentages)
Interest income...................      Rs.   93,526     Rs.  98,338      US$    2,211           5.1%
Interest expense..................           (71,677)        (68,044)           (1,530)         (5.1)
                                        ------------     -----------      ------------
Net interest income...............      Rs.   21,849     Rs.  30,294      US$      681          38.6%
                                        ============     ===========      ============


     Net interest income increased by 38.6% to Rs.30.3 billion (US$681 million) in fiscal 2005 from Rs.21.8 billion (US$491 million) in fiscal 2004 reflecting mainly the following:

     o an increase of Rs.232.0 billion (US$5.2 billion) or 23.5% in the average volume of interest-earning assets;

     o an increase of 27 basis points in net interest margin to 2.49% in fiscal 2005 from 2.22% in fiscal 2004.

     The average volume of interest-earning assets increased by 23.5% or Rs.232.0 billion (US$5.2 billion) to Rs.1,217.7 billion (US$27.4 billion) during fiscal 2005 from Rs.985.7 billion (US$22.2 billion) during fiscal 2004, primarily due to the increase in average advances. The average advances increased by 32.3% to Rs.763.7 billion (US$17.1 billion) in fiscal 2005 from Rs.577.1 billion (US$13.0 billion) in fiscal 2004. This increase in average advances was primarily due to increased disbursements of retail finance loans offset, in part, by sell-down/securitization and repayments of loans. The average volume of interest-earning foreign currency assets increased by 53.0% to Rs.152.6 billion (US$3.4 billion) during fiscal 2005 from Rs.99.7 billion (US$2.2 billion) during fiscal 2004 primarily due to increased business volumes of our international branches and subsidiaries.

     Total interest income increased by 5.1% to Rs.98.3 billion (US$2.2 billion) for fiscal 2005 from Rs.93.5 billion (US$2.1 billion) for fiscal 2004 primarily due to an increase of 23.5% in the average volume of interest-earning assets to Rs.1,217.7 billion (US$27.4 billion) during fiscal 2005 from Rs.985.7 billion (US$22.2 billion) during fiscal 2004 offset, in part, by a decline in the yield on interest-earning assets. The yield on interest-earning assets decreased to 8.1% in fiscal 2005 from 9.5% in fiscal 2004 primarily due to a decline in the yield on advances to 9.1% in fiscal 2005 from 10.7% in fiscal 2004 and a decline in yield on investments to 6.3% in fiscal 2005 from 7.7% in fiscal 2004. The yield on advances declined in fiscal 2005 primarily due to origination of new loans at lower rates in line with the reduction in lending rates and a reduction in higher yield loans.

     Total interest expense decreased by 5.1% to Rs.68.0 billion (US$1.5 billion) during fiscal 2005 from Rs.71.7 billion (US$1.6 billion) during fiscal 2004 primarily due to a decline of 151 basis points in the cost of liabilities offset, in part, by a 20.6% increase in average interest-bearing liabilities to Rs.1,221.3 billion (US$27.5 billion) in fiscal 2005 from Rs.1,012.6 billion (US$22.8 billion) in fiscal 2004. The average cost of borrowings decreased to 7.8% in fiscal 2005 from 9.3% in fiscal 2004 primarily due to repayment of high cost borrowings. Average deposits, with an average cost of 4.2% for fiscal 2005, constituted 62.9% of total average interest-bearing liabilities compared to 55.8% of the total average interest-bearing liabilities with an average cost of 5.4% for fiscal 2004.

     As a result of a 151 basis points reduction in the cost of funds offset, in part, by a 141 basis points reduction in the yield on interest-earning assets, the net interest margin increased by 27 basis points.

Non-Interest Income

     The following table sets forth, for the periods indicated, the principal components of non-interest income.

                                                                      Year ended March 31,
                                                  -----------------------------------------------------------
                                                                                                    2005/2004
                                                     2004            2005             2005          % change
                                                  ------------    ------------    ------------      ---------
                                                               (in millions, except percentages)
Commission, exchange and brokerage..........      Rs.   12,037    Rs.   20,751    US$      467         72.4%
Profit/(loss) on sale of investments (net)..            14,175           7,560             170        (46.7)
Profit/(gloss) on revaluation of
   investments (net)........................                10             146               3       1296.4
Profit/(loss) on sale of land, buildings
   and other assets (net)...................               (19)             (9)             (0)       (51.3)
Profit/(loss) on foreign exchange
   transactions (net).......................             2,086           2,781              63         33.3
Income pertaining to insurance business                 12,809          35,355             795        176.0
Miscellaneous income (including lease
   income)..................................             4,432           4,392              99         (0.9)
                                                  ------------    ------------    ------------      -------
Total other income..........................      Rs.   45,530    Rs.   70,976    US$    1,597         55.9%
                                                  ============    ============    ============      =======


     Non-interest income increased by 55.9% in fiscal 2005 to Rs.71.0 billion (US$1.6 billion), from Rs.45.5 billion (US$1.0 billion) in fiscal 2004 primarily due to a 72.4% increase in commission, exchange and brokerage and a 176.0% increase in the income pertaining to insurance business offset, in part, by a 46.7% decrease in profit on sale of investments.

     Commission, exchange and brokerage increased by 72.4% to Rs.20.8 billion (US$467 million) in fiscal 2005 from Rs.12.0 billion (US$271 million) in fiscal 2004 primarily due to growth in fee income from retail products and services, including fees arising from retail asset products like home loans and credit cards and retail liability-related income like account servicing charges, and an increase in transaction banking fee income from small enterprises as well as an increase in transaction banking and other fee income from corporate banking. During this period there were also significant increases in the business volumes of transaction banking services such as banker's acceptances, bank guarantees and cash management services.

     Income from sale of investments decreased by 46.7% to Rs.7.6 billion (US$170 million) for fiscal 2005 from Rs.14.2 billion (US$319 million) for fiscal 2004 due to the decrease in trading profits on government securities and corporate debt securities as a result of increasing interest rates in the fixed income market. During fiscal 2005 the yield on 10-year government of India securities increased by 1.52% to 6.68%. During fiscal 2004 the yield on 10-year government of India securities had declined by 1.1% and we had capitalized on this decline to realize a high level of trading profits on fixed income securities. The level of trading profits is volatile as it depends on specific market conditions, which may or may not be favorable. Income from foreign exchange transaction includes income from derivatives reflecting primarily the transactions undertaken with customers by us and hedged internally or in the inter-bank market and income from merchant foreign exchange transactions.

     Income pertaining to insurance business, representing primarily premium income on our life and general insurance products was Rs.35.4 billion (US$795 million) as compared to Rs 12.8 billion (US$288 million). Our consolidated financial statements for fiscal 2004 include a 74% share of income of our insurance subsidiaries as compared to a 100% share of income for fiscal 2005 reflecting a change in accounting for consolidation of joint ventures which are subsidiaries as required by the Institute of Chartered Accountants of India. The increase in income was also on account of an increase in the number of policies issued and new insurance products introduced during the year.

     Miscellaneous income decreased by 0.9% to Rs.4,392 million (US$99 million) in fiscal 2005 from Rs.4,432 million (US$100 million) in fiscal 2004.

   Non-Interest Expense

     The following table sets forth, for the periods indicated, the principal components of non-interest expense.

                                                                          Year ended March 31,
                                                     -------------------------------------------------------------
                                                                                                         2005/2004
                                                        2004             2005             2005           % change
                                                     -----------      -----------      -----------       --------
                                                                   (in millions, except percentages)
Payments to and provisions for employees......       Rs.   7,107      Rs.  10,908      US$     245         53.5%
Depreciation on own property..................             2,804            3,283               74         17.1
Auditor's fees and expenses...................                31               36                1         16.1
Other administrative expenses.................            14,207           18,549              417         30.5
                                                     -----------      -----------      -----------
Operating expenses............................            24,149           32,776              737         35.7
Direct marketing agency expenses..............             3,091            5,064              114         63.8
Depreciation on leased assets.................             2,805            2,975               67          6.1
Expenses pertaining to insurance business.....            11,889           32,042              720        169.5
                                                     -----------      -----------      -----------
Total non-interest expenses...................       Rs.  41,934      Rs.  72,857      US$   1,638         73.7%
                                                     ===========      ===========      ===========


     Non-interest expense increased by 73.7% in fiscal 2005 to Rs.72.9 billion (US$1,638 million) from Rs.41.9 billion (US$943 million) in fiscal 2004 primarily due to an increase in administration expense and salary expenses and expenses relating to insurance expenses.

     Employee expenses increased by 53.5% to Rs.10.9 billion (US$245 million) in fiscal 2005 from Rs.7.1 billion (US$160 million) in fiscal 2004, primarily due to an increase in the number of employees. The employee expenses for ICICI Bank Limited increased by 35.0% to Rs.7.4 billion (US$166 million) in fiscal 2005 from Rs.5.5 billion (US$123 million) in fiscal 2004 primarily due to a 38.0% increase in the number of employees. Other administrative expenses increased by 30.5% to Rs.18.5 billion (US$417 million) in fiscal 2005 from Rs.14.2 billion (US$319 million) in fiscal 2004, primarily due to increased volume of business, particularly in retail banking, including maintenance of ATMs, credit card expenses, call center expenses and technology expenses. The increase is also due to an increase in the number of bank branches and extension counters to 562 at year-end fiscal 2005 compared to 469 at year-end fiscal 2004. The number of branches and offices of our insurance subsidiaries increased to 277 at year-end fiscal 2005 from 187 at year-end fiscal 2004.

     We incurred directing marketing agency expenses of Rs.5.1 billion (US$114 million) on the retail assets portfolio in fiscal 2005 compared to Rs.3.1 billion (US$70 million) in fiscal 2004, in commensuration with the growth in retail business volumes. We deduct direct marketing agency expenses incurred in connection with sourcing our automobile loans on an upfront basis from interest income.

     Expenses relating to the insurance business representing expenses relating to provisions for claims, contribution to linked business, commission paid and reserving for actuarial liability was Rs 32.0 billion (US$720 million) in fiscal 2005 as compared to Rs 11.9 billion (US$267 million). Our consolidated financial statements for fiscal 2004 include a 74% share of expenses of our insurance subsidiaries as compared to a 100% share of expenses for fiscal 2005 reflecting a change in accounting for consolidation of joint ventures which are subsidiaries as required by the Institute of Chartered Accountants of India. The increase in expense was also on account of an increase in the number of life and general insurance policies written and a general increase in our insurance business. The provisions for claims are based on actuarial valuations.

   Provisions for Non-performing Assets and Restructured Loans

     The following table set forth, at the dates indicated, certain information regarding restructured loans and non-performing assets.

                                                                            At March 31,
                                                     ----------------------------------------------------------
                                                                                                      2005/2004
                                                       2004             2005            2005          % change
                                                     -----------     -----------     -----------      ---------
                                                                 (in millions, except percentages)
Gross restructured loans......................       Rs. 75,454     Rs.  65,623      US$   1,475        (13.0)%
Provisions for restructured loans.............           (9,169)         (2,991)             (67)        (67.4)
                                                     ----------     -----------      -----------
Net restructured loans........................           66,285          62,632            1,408          (5.5)
                                                     ----------     -----------      -----------
Gross non-performing assets...................           40,821          34,973              786         (14.3)
Provisions for non-performing assets(1).......          (20,331)        (14,890)            (334)        (26.8)
                                                     ----------     -----------      -----------
Net non-performing assets.....................           20,490          20,083              452          (2.0)
                                                     ----------     -----------      -----------
Gross restructured loans and non-performing
   assets.....................................          116,275         100,596            2,262         (13.5)
Provision for restructured loans and
   non-performing asset(2)....................          (29,500)        (17,881)            (402)        (39.47)
                                                     ----------     -----------      -----------
Net restructured loans and non-performing
   assets.....................................           86,775          82,715            1,860          (4.7)
                                                     ----------     -----------      -----------
Gross customer assets.........................          772,986       1,049,431           23,593          35.8
Net customer assets...........................          736,297       1,029,299           23,141          39.8
Gross restructured loans as a percentage of
   gross customer assets......................             9.76%           6.25%
Gross non-performing assets as a percentage
   of gross customer assets...................             5.28            3.33
Net restructured loans as a percentage of net
   customer assets............................             9.00            6.08
Net non-performing assets as a percentage of
   net customer assets........................             2.78            1.95
Provisions on restructured loans as a
   percentage of gross restructured assets....            12.15            4.56
Provisions on non-performing assets as a
   percentage of gross non-performing assets..            49.81           42.58
Provisions as a percentage of gross customer
   assets(3)..................................             5.25            2.14

----------
(1)  Includes interest suspense
(2)  Net of technical write-offs.
(3)  Includes general provision on standard assets.

     Gross restructured loans decreased by 13.0 % to Rs.65.6 billion (US$1.5 billion) at year-end fiscal 2005 from Rs.75.5 billion (US$1.7 billion) at year-end fiscal 2004 primarily due to the reclassification of certain assets as performing based on satisfactory performance of the borrower accounts, offset in part, by restructuring of loans to certain companies and reclassification to non-performing assets. Gross non-performing assets decreased by 14.3% to Rs.35.0 billion (US$786 million) at year-end fiscal 2005 from Rs.40.8 billion (US$918 million) at year-end fiscal 2004 primarily due to transfer of certain non-performing assets to an asset reconstruction company and reclassification of certain assets as performing based on satisfactory performance of the borrower accounts. As a percentage of net customer assets, net restructured loans were 6.1% at year-end fiscal 2005 and 9.0% at year-end fiscal 2004 and net non-performing assets were 1.9% at year-end fiscal 2005 and 2.8% at year-end fiscal 2004.

     The following table sets forth, for the period indicated, the composition of provision and contingencies excluding provision for tax.

                                                       Year ended March 31,
                                       ----------------------------------------------------
                                                                                2005/2004
                                         2004            2005         2005      % change
                                       ----------     ----------   ----------   ---------
                                           in millions, except percentages)
Provisions for investments
   (including credit
   substitutes)(net)...............    Rs.  1,170     Rs.  5,433   US$    122      364.2%
Provision for non-performing assets
   and provision for standard
   assets(1).......................         4,873           (890)         (20)    (118.3)
Others.............................           208             86            2      (58.6)
                                       ----------     ----------   ----------
Total provisions...................    Rs.  6,251     Rs.  4,629   US$    104      (25.9)%
                                       ==========     ==========   ==========

---------------
(1) We do not distinguish between provisions and write-offs while assessing the adequacy of our loan loss coverage, as both provisions and write-offs represents a reduction of the principal amount of a non-performing asset. In compliance with regulations governing the presentation of financial information by banks, gross non-performing assets are reported gross of provisions net of cumulative write-offs in our financial statements.

     Total provisions decreased by 25.9% to Rs.4.6 billion (US$104 million) in fiscal 2005 from Rs.6.3 billion (US$141 million) in fiscal 2004. During fiscal 2005, we transferred investments amounting to Rs.213.5 billion (US$4.8 billion) from available for sale category to held to maturity category in accordance with the Reserve Bank of India guidelines. The difference between the book value of each investment and the lower of its acquisition cost and market value on the date of transfer, amounting to Rs.1.8 billion (US$40 million) is included in the provision on investments. In addition, provision on investments was higher in fiscal 2005 on account of a higher amount of amortization of premium on government securities classified in the held to maturity category. We made a net write back of provision on non-performing assets (including provision for standard assets) of Rs.890 million (US$20 million) in fiscal 2005 as compared to a provision of Rs.4.9 billion (US$110 million) in fiscal 2004 primarily due to lower additions to non-performing assets in fiscal 2005 and a higher level of write-backs in fiscal 2005.

   Tax Expense

     Total tax expense amounted to Rs.5.7 billion (US$128 million) for fiscal 2005 compared to Rs.3.4 billions (US$76 million) in fiscal 2004. Income tax expense amounted to Rs.5.7 billion (US$127 million) for fiscal 2005 compared to Rs.3.4 billions (US$76 million) at year-end fiscal 2004. The effective rate of income tax expense was 23.8% for fiscal 2005 compared to the effective income tax expense of 17.6% for fiscal 2004. The effective income tax rate of 23.8% for fiscal 2005 was lower compared to statutory tax rate of 36.6% primarily due to exempt interest and dividend income and the charging of certain income at rates other than statutory tax rate.

   Financial Condition

     Assets

     The following table sets forth, at the dates indicated, the principal components of assets.

                                                                    At March 31,
                                       ----------------------------------------------------------
                                                                                        2005/2004
                                           2004            2005          2005           % change
                                       ------------   ------------   -----------        ---------
                                                       (in millions, except percentages)
Cash and cash equivalents..........    Rs.   89,884   Rs.  136,277   US$   3,064           51.6%
Investments........................         462,675        546,516        12,287           18.1
1,675           48.4
Fixed assets.......................          41,471         41,782
Fixed assets.......................          41,471         41,782           939            0.8
Other assets.......................          63,967         95,662         2,151           49.5
                                       ------------   ------------   -----------
Total assets.......................    Rs.1,307,476   Rs.1,784,337   US$  40,116           36.5%
                                       ============   ============   ===========


     Our total assets increased by 36.5% to Rs.1,784.3 billion (US$40.1 billion) at year-end fiscal 2005 compared to Rs.1,307.5 billion (US$29.4 billion) at year-end fiscal 2004, primarily due to an increase in advances and investments. Net advances increased by 48.4% to Rs.964.1 billion (US$21.7 billion) at year-end fiscal 2005 from Rs.649.5 billion (US$14.6 billion) at year-end fiscal 2004 primarily due to an increase in retail advances in accordance with our strategy to increase our retail assets portfolio, offset, in part, by a reduction due to repayments and securitization of loans. Total investments at year-end fiscal 2005 increased by 18.1% to Rs.546.5 billion (US$12.3 billion) from Rs.462.7 billion (US$10.4 billion) at year-end fiscal 2004 primarily due to a 13.0% increase in investments in government and other approved securities in India to Rs.360.2 billion (US$8.1 billion) at year-end fiscal 2005 from Rs.318.7 billion (US$7.2 billion) at year-end fiscal 2004. Other assets increased by 49.5% to Rs.95.7 billion (US$2.2 billion) at year-end fiscal 2005 from Rs.64.0 billion (US$1.4 billion) at year-end fiscal 2004.

     Liabilities and Stockholders' Equity

     The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders' equity.

                                                                    At March 31,
                                       ----------------------------------------------------------
                                                                                        2005/2004
                                          2004            2005            2005           % change
                                       ------------   ------------   -----------        ---------
                                                    (in millions, except percentages)
Deposits ..........................    Rs.  680,787   Rs.1,011,086   US$  22,731           48.5%
Borrowings.........................         349,581        383,690         8,626            9.8
Other liabilities(1)...............         189,801        254,601         5,724           34.1
Proposed dividend
   (including corporate
   dividend tax)...................           6,137          7,193           162           17.2
Minority interest..................             111          1,525            34         1271.0
Total liabilities..................       1,226,417      1,658,095        37,277           35.2
Equity share capital...............           6,164          7,368           166           19.5
Preference share capital...........           3,500          3,500            79            0.0
Reserve and surplus................          71,395        115,374         2,594           61.6
                                       ------------   ------------   -----------
Total liabilities (including
  capital and reserves)............    Rs.1,307,476   Rs.1,784,337   US$  40,116           36.5%
                                       ============   ============   ===========

-------------------------
(1) Includes subordinated debt

     Deposits increased by 48.5% to Rs.1,011.1 billion (US$22.7 billion) at year-end fiscal 2005 from Rs.680.8 billion (US$15.3 billion) at year-end fiscal 2004. This significant growth in deposits was primarily achieved through increased focus on retail and corporate customers by offering a wide range of products designed to meet varied individual and corporate needs and leveraging our network of branches, extension counters and ATMs. Borrowings (excluding subordinated debt) increased by 9.8% to Rs.383.7 billion (US$8.6 billion) at year-end fiscal 2005 from Rs.349.6 billion (US$7.9 billion) at year-end fiscal 2004. Minority interest increased to Rs.1.5 billion (US$34 million) at year-end fiscal 2005 from Rs.111 million (US$3 million) at year-end fiscal 2004. The increase in minority interest is due to the inclusion of the minority shareholders of ICICI Prudential Insurance Company Limited and ICICI Lombard General Insurance Company Limited in fiscal 2005. These entities were accounted for as subsidiaries in fiscal 2005 due to a limited revision made to Accounting Standard 27 (AS 27) on 'Financial Reporting of Interest in Joint Venture', which required joint ventures that qualify as subsidiaries to be accounted for as per the principles of Accounting Standard 21 (AS 21) on `Consolidated Financial Statement' instead of the proportionate consolidation method recommended earlier. Stockholders' equity increased 58.3% at year-end fiscal 2005 to Rs.122.7 billion (US$2.8 billion) from Rs.77.6 billion (US$1.7 billion) at year-end fiscal 2004 primarily due to equity capital amounting to Rs. 32.5 billion (US$730 million) raised by us during fiscal 2005.


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

                                       Notional principal amounts                         Balance sheet credit exposure(1)
                       ---------------------------------------------------------    ------------------------------------------------
                                               At March 31                                           At March 31
                       ---------------------------------------------------------    ------------------------------------------------
                            2004           2005           2006           2006          2004         2005         2006        2006
                       ------------    ------------   ------------   -----------    ---------    ---------    ---------    ---------
                                                                  (in millions)
Interest rate
   products:
Swap agreements.....   Rs.1,227,115    Rs.1,737,555   Rs.2,720,713   US$  61,167    Rs. 1,493    Rs.   439    Rs. 2,800    US$    63
Others..............         47,691          89,502         49,390         1,110           (7)         (52)          18            -
                       ------------    ------------   ------------   -----------    ---------    ---------    ---------    ---------
Total interest rate
   products.........   Rs.1,274,806    Rs.1,827,057   Rs.2,770,103   US$  62,277    Rs. 1,486    Rs.   387    Rs. 2,818    US$    63
                       ============    ============   ============   ===========    =========    =========    =========    =========
Foreign exchange
   products:
Forward contracts...   Rs.  557,353    Rs.  714,653   Rs.  919,149   US$  20,664    Rs.   659    Rs. 1,012    Rs. 1,987    US$    45
Swap agreements.....              -                         25,194           566            -            -           51            1
Others..............         35,528          79,178        254,882         5,730         (345)          93          446           10
                       ------------    ------------   ------------   -----------    ---------    ---------    ---------    ---------
Total foreign
   exchange products   Rs.  592,881    Rs.  793,831   Rs.1,199,225   US$  26,960    Rs.   314    Rs. 1,105    Rs. 2,484    US$    56
                       ============    ============   ============   ===========    =========    =========    =========    =========

-----------------

(1) Denotes the mark-to-market impact of the derivative and foreign exchange products on the reporting date.

     The notional principal amount of interest rate products increased to Rs.2,770.1 billion (US$62.3 billion) at year-end fiscal 2006 compared to Rs.1,827.1 billion (US$41.1 billion) at year-end fiscal 2005. The notional principal amount of foreign exchange products increased to Rs.1,199.2 billion (US$27.0 billion) at year-end fiscal 2006 compared to Rs.793.8 billion (US$17.8 billion) at year-end fiscal 2005. This significant increase in the volumes of interest rates swaps and foreign exchange forward contracts was primarily due to increased transactions carried out by us on behalf of our customers and growth in the market for such products. Market volumes have also increased significantly during this period. As an active player and market-maker in swap and forward exchange contract markets and due to the fact that reduction in positions is generally achieved by entering into offsetting transactions rather than termination/cancellation of existing transactions, we have seen a substantial increase in the notional principal of our swap portfolio during this period.

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

   Securitization

     We primarily securitize commercial loans through "pass-through" securitizations. In fiscal 2006, we securitized loans which resulted in gains of Rs.4,032 million (US$91 million) compared to Rs.3,976 million (US$89 million) in fiscal 2005. The gains are reported as a component of interest income. After the securitization, we generally continue to maintain customer account relationships and service loans transferred to the securitization trust. The securitizations are either with or without recourse. In certain cases, we may enter into derivative transactions such as written put options and interest rate swaps with the transferees. In February 2006, the Reserve Bank of India issued guidelines on accounting for securitization of standard assets. In accordance with these guidelines, in effect since February 1, 2006, we account for any loss arising on securitization immediately at the time of sale and we amortize the profit / premium arising on account of securitization over the life of the asset. Prior to February 1, 2006, profit arising on account of securitization was recorded at the time of sale.

     In certain cases, we write put options, which require us to purchase, upon request of the holders, securities issued in certain securitization transactions. The put options seek to provide liquidity to holders of such instruments. If exercised, we are obligated to purchase the securities at the pre-determined exercise price.

     We may sometimes invest in financial assets such as mortgage loans, commercial vehicles and trade receivables transferred in pass-through securitizations. An originator of a typical securitization transfers a portfolio of financial assets to a special purpose entity (SPE), commonly a Trust. We account for these investments at inception at acquisition price.

   Loan Commitments

     We have outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated Rs.82.6 billion (US$1,858 million) at year-end fiscal 2006 compared to Rs.37.8 billion (US$850 million) at year-end fiscal 2005. The interest rate on these commitments is dependent on the lending rates on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are contingent upon the borrower's ability to maintain specific credit standards.

   Capital Commitments

     We are obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. Estimated amounts of contracts remaining to be executed on capital account aggregated Rs.1.5 billion (US$33 million) at year-end fiscal 2006 compared to Rs.704.4 million (US$16 million) at year-end fiscal 2005 signifying the unpaid amount for acquisition of fixed assets as per contracts entered into with suppliers.

   Operating Lease Commitments

     We have commitments under long-term operating leases principally for premises. The following table sets forth, a summary of future minimum lease rental commitments at year-end fiscal, for non-cancelable leases.

             Lease rental commitments for fiscal                    in millions)
             -----------------------------------                    ------------

2007............................................................    Rs.      615
2008............................................................             577
2009............................................................             564
2010............................................................             462
2011............................................................             373
Thereafter......................................................             807
                                                                    ------------
Total minimum lease commitments.................................    Rs.    3,398
                                                                    ============

   Guarantees

     As a part of our financing activities, we issue guarantees to enhance the credit standing of our customers. The guarantees are generally for a period not exceeding 10 years. The credit risk associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. We have the same appraisal process for guarantees as that for any other loan product. Guarantees increased by 25% to Rs.201.8 billion (US$4.6 billion) at year-end fiscal 2006 from Rs.161.7 billion (US$3.6 billion) at year-end fiscal 2005.

     The following table sets forth, at the dates indicated, guarantees outstanding.

                                                                         At March 31,
                                       -------------------------------------------------------------------------------
                                                                     2005/2004                               2006/2005
                                           2004           2005        % change      2006         2006         % change
                                       -----------    -----------    ---------  -----------    ----------    ---------
                                                           (in millions, except percentages)
Financial guarantees(1)..............  Rs.  57,344    Rs.  61,848        7%     Rs.  68,660    US$  1,544       12%
Performance guarantees(2)............       65,000         99,808       54%         133,079         2,992       33%
                                       -----------    -----------               -----------    ----------
Total guarantees ....................  Rs. 122,344    Rs. 161,656       32%     Rs. 201,739    US$  4,536       25%
                                       ===========    ===========               ===========    ==========

---------------

(1) Consists of instruments guaranteeing the timely contractual payment of loan obligations, primarily to foreign lenders on behalf of project companies.

(2) Consists of instruments guaranteeing the performance by a company of an obligation, such as exports.

     The following table sets forth contractual obligations on long-term debt, operating lease and guarantees at year-end fiscal 2006.

                                                                Payments due by period
                                       -------------------------------------------------------------------------
                                                       Less than                                      More than
        Contractual Obligations            Total        1 year        1-3 years       3-5 years        5 years
------------------------------------   -----------    -----------    -----------     -----------     -----------
                                                                    (in millions)
Long-term debt obligations..........   Rs. 393,649    Rs.  72,832    Rs. 119,835     Rs. 101,622     Rs.  99,360
Operating lease obligations.........         3,398            615          1,141             835             807
Guarantees
   Financial guarantees.............        68,660         44,427         14,084           6,917           3,232
   Performance guarantees...........       133,079         56,085         58,250          15,283           3,461
Total...............................   -----------    -----------    -----------     -----------     -----------
                                       Rs. 598,557    Rs. 173,730    Rs. 193,218     Rs. 124,749     Rs. 106,860
                                       ===========    ===========    ===========     ===========     ===========


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

     Our total capital adequacy at March 31, 2006 was 13.35%, including Tier I capital adequacy of 9.20% and Tier II capital adequacy of 4.15%. In accordance with the Reserve Bank of India guidelines, the risk-weighted assets at March 31, 2006 include home loans to individuals at a risk weight of 75%, other consumer loans, commercial real estate exposure and capital market exposure at a risk weight of 125%. The risk-weighted assets at March 31, 2006 also include the impact of capital requirements for market risk on the held for trading and available for sale portfolio.

     The Reserve Bank of India issued guidelines in October 2005 permitting banks that have maintained capital of at least 9.0% of the risk-weighted assets for credit risk and market risk for held for trading and available for sale categories of investments at March 31, 2006, to transfer the balance in the investment fluctuation reserve `below the line' in the profit and loss appropriation account to the statutory reserve, general reserve or balance of profit and loss account. Pursuant to the above, the entire balance in investment fluctuation reserve of Rs. 13.20 billion (US$297 million) at year-end fiscal 2006 was transferred to revenue and other reserves and hence considered in the Tier I capital.

     For all securitization deals executed subsequent to February 1, 2006, capital requirements have been considered in accordance with the Reserve Bank of India guidelines issued on February 1, 2006. Deferred tax assets of Rs.1.64 billion (US$37 million) and unamortized expenses of Rs.886 million (US$19 million) on account of the early retirement option in 2003 have also been deducted from Tier I capital. In accordance with the Reserve Bank of India guidelines, Tier I capital includes Rs.1.50 billion (US$ 34 million) of 20-year non-cumulative preference shares issued to ITC Limited (face value of Rs.3.50 billion (US$ 79million)) as a part of the scheme for merger of ITC Classic Finance Limited with ICICI.

     In January 2006, the Reserve Bank of India issued guidelines permitting banks to issue perpetual debt with a call option after not less than 10 years, to be exercised with its prior approval, for inclusion in Tier I capital up to a maximum of 15% of total Tier I capital. The Reserve Bank of India also permitted banks to issue debt instruments with a minimum maturity of 15 years and a call option after not less than 10 years, to be exercised with its prior approval, for inclusion in Tier II capital. At March 31, 2006 we had not issued any hybrid Tier I or upper Tier II instruments. In fiscal 2007 (through September 20, 2006), we issued debt instruments qualifying for Tier II capital treatment amounting to Rs. 33.3 billion (US$ 748 million), rupee denominated Tier I debt instruments amounting to Rs. 7.8 billion (US$ 176 million) and foreign currency denominated Tier I debt instruments amounting to US$ 340 million.

     In February 2005, the Reserve Bank of India issued draft guidelines for the implementation of the revised capital adequacy framework of the Basel Committee. These draft guidelines, which are proposed to be effective from April 1, 2006, specify that all banks in India should adopt the standardized approach for credit risk and the basic indicator approach for operational risk with effect from March 31, 2007. After adequate expertise has been developed, both at the banks and at the supervisory levels, some banks may be allowed to migrate to the internal ratings based approach after obtaining the approval of the Reserve Bank of India. The guidelines also prescribe a 75.0% risk weight for retail credit exposures, differential risk weights for other credit exposures linked to their credit rating, and a capital charge for operational risk based on a factor of 15.0% of the sum of a bank's net interest income and non-interest income (excluding extraordinary income).

     The following table sets forth, at the dates indicated, risk-based capital, risk-weighted assets and risk-based capital adequacy ratios computed in accordance with the applicable Reserve Bank of India guidelines and based on ICICI Bank's unconsolidated financial statements prepared in accordance with Indian GAAP.

                                                                    At March 31,
                                                ------------------------------------------------
                                                      2005            2006             2006
                                                --------------     -------------    ------------
                                                                  (in millions)
Tier 1 capital .............................    Rs.    102,463     Rs.   191,815    US$    4,312
Tier 2 capital .............................            56,566            86,611           1,947
                                                --------------     -------------    ------------
Total capital ..............................    Rs.    159,029     Rs.   278,426    US    $6,259
On- balance sheet risk weighted assets .....    Rs.  1,080,528     Rs. 1,557,236    US   $35,010
Off-balance sheet risk weighted assets .....           269,640           528,700          11,886
                                                --------------     -------------    ------------
Total risk weighted assets .................    Rs.  1,350,168     Rs. 2,085,936    US   $46,896
                                                ==============     =============    ============
Tier 1 capital adequacy ratio ..............              7.59%            9.20%
Tier 2 capital adequacy ratio ..............              4.19%            4.15%
                                                --------------     -------------
Total capital adequacy ratio ...............             11.78%           13.35%
                                                ==============     =============

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

     Most of our incremental funding requirements, including replacement of maturing liabilities of ICICI, which generally had longer maturities, are met through short-term funding sources, primarily in the form of deposits including inter-bank deposits. However, a large portion of our assets, primarily the assets of ICICI and our home loan portfolio, have medium or long-term maturities, creating a potential for funding mismatches. We actively monitor our liquidity position and attempt to maintain adequate liquidity at all times to meet all requirements of all depositors and bondholders, while also meeting the requirement of lending groups. From time to time, we may buy back some of our outstanding bonds at our discretion in the open market or in privately negotiated transactions depending on market conditions, interest rates and other factors. We seek to establish a continuous information flow and an active dialogue between the funding and borrowing divisions of the organization to enable optimal liquidity management. A separate group is responsible for liquidity management.

     Another source of liquidity risk is the put options written by us on the loans, which we have securitized. These options are binding on us and require us to purchase, upon request of the holders, securities issued in such securitized transactions. The options seek to provide liquidity to the security holders. If exercised, we will be obligated to purchase the securities at the pre-determined exercise price. Under the Reserve Bank of India's statutory liquidity ratio requirement, we are required to maintain 25.0% of our total demand and time liabilities by way of approved securities, such as government of India securities and state government securities. We maintain the statutory liquidity ratio through a portfolio of government of India securities that we actively manage to optimize the yield and benefit from price movements. Under the Reserve Bank of India's cash reserve ratio requirements, we were required to maintain 5.0% of our demand and time liabilities in a current account with the Reserve Bank of India.We also have recourse to the liquidity adjustment facility and the refinance window, which are short-term funding arrangements provided by the Reserve Bank of India. We maintain a portfolio of liquid high quality securities that may be sold on an immediate basis to meet our liquidity needs.

     We also have the option of managing liquidity by borrowing in the inter-bank market on a short-term basis. The overnight market, which is a significant part of the inter-bank market, is susceptible to volatile interest rates. These interest rates on certain occasions have touched historical highs of 100.0% and above. To curtail reliance on such volatile funding, our liquidity management policy has stipulated daily limits for borrowing and lending in this market. The limit on daily borrowing is more stringent than the limit set by the Reserve Bank of India. ICICI Securities Limited, like us, relies for a certain proportion of its funding on the inter-bank market for overnight money and is therefore also exposed to similar risk of volatile interest rates.

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

     The bonds forming part of our Tier II capital are rated AAA by two Indian credit rating agencies, ICRA Limited and Credit Analysis & Research Limited. The bonds forming part of our Upper Tier II capital and Tier I capital are rated AAA by two Indian credit rating agencies, CRISIL Limited and Credit Analysis & Research Limited. The foreign currency bonds forming part of Tier I capital are rated Baa2 by Moody's and BB- by S&P. Our term deposits are rated AAA by ICRA Limited and Credit Analysis & Research Limited. Our certificate of deposits are rated A1+ by ICRA Limited and PR1+ by Credit Analysis & Research Limited. Our long-term foreign currency borrowings are rated Baa2 by Moody's Investors Service, BB+ by Standard and Poor's and BBB by Japan Credit Rating Agency Limited (JCRA). Our short-term foreign currency ratings are Ba2/Not Prime by Moody's Investors Service and B by Standard and Poor's. The outlook from Standard and Poor is positive while the outlook from both Moody's and JCRA is stable. Any downgrade in these credit ratings, or any adverse change in these ratings relative to other banks and financial intermediaries, could adversely impact our ability to raise resources to meet our funding requirements, which in turn could adversely impact our liquidity position. See also "Risk Factors - Risks Relating to Our Business - We are subject to credit, market and liquidity risk which may have an adverse effect on our credit ratings and our cost of funds".

Capital Expenditure

     The following tables set forth, for the periods indicated, certain information related to capital expenditure by category of fixed assets.

                                                                        Fiscal 2004
                                          --------------------------------------------------------------------------
                                           Cost at
                                          March 31,  Additions/    Deletions/                       Net assets at
                                             2003     transfers     transfers   Depreciation       March 31, 2004
                                          ----------  ---------   -----------   ------------    --------------------
                                                                       (in millions)
 Premises............................     Rs. 16,336  Rs. 1,089   Rs.   (333)     Rs. 1,113     Rs. 15,979  US$  359
 Other fixed assets (including
    furniture and fixes).............         11,295      3,478         (183)         5,788          8,802       198
 Assets given on lease...............         21,546        777        (1587)         4,046         16,690       375
                                          ----------  ---------   -----------     ---------     ----------  --------
 Total...............................     Rs. 49,177  Rs. 5,344   Rs. (2,103)     Rs.10,947     Rs. 41,471  US$  932
                                          ==========  =========   ===========     =========     ==========  ========

                                                                        Fiscal 2005
                                          --------------------------------------------------------------------------
                                           Cost at
                                          March 31,  Additions/    Deletions/                        Net assets at
                                             2004     transfers    transfers    Depreciation        March 31, 2004
                                          ---------- ----------   -----------   ------------    --------------------
                                                                       (in millions)
 Premises............................     Rs. 17,092  Rs. 2,619   Rs.   (126)     Rs. 1,650     Rs. 17,935  US$  403
 Other fixed assets (including
    furniture and fixes).............         14,590      3,480         (261)         8,511          9,298       209
 Assets given on lease...............         20,736        213         (525)         5,875         14,549       327
                                          ----------  ---------   ----------      ---------     ----------  --------
 Total...............................     Rs. 52,418  Rs. 6,312   Rs.   (912)     Rs.16,036     Rs. 41,782  US$  939
                                          ==========  =========   ==========      =========     ==========  ========

                                                                        Fiscal 2006
                                          --------------------------------------------------------------------------
                                            Cost at
                                           March 31, Additions/    Deletions/                        Net assets at
                                             2005     transfers     transfers   Depreciation        March 31, 2004
                                          ----------  ---------   -----------   ------------     -------------------
                                                                       (in millions)
 Premises............................     Rs. 19,585  Rs. 1,724   Rs.   (152)     Rs. 2,278     Rs. 18,879  US$  424
 Other fixed assets (including
    furniture and fixes).............         17,809      4,915         (203)        11,710         10,811       243
 Assets given on lease...............         20,424                  (1,259)         7,427         11,738       264
                                          ----------  ---------   ----------      ---------     ----------  --------
 Total...............................     Rs. 57,818  Rs. 6,639   Rs.  (1614)     Rs.21,415     Rs. 41,428  US$  931
                                          ==========  =========   ==========      =========     ==========  ========

     Our capital expenditure on property and other assets was Rs.6.6 billion (US$149 million) for fiscal 2006 compared to Rs.6.3 billion (US$142 million) in fiscal 2005. Capital expenditure of Rs.4.9 billion (US$111 million) on other fixed assets in fiscal 2006 included Rs.615.1 million (US$13.8 million) on software. Our capital expenditure on premises and other assets increased by 18.1% to Rs 6.3 billion (US$141.9 million) for fiscal 2005 compared to fiscal 2004.

Significant Changes

     Except as stated in this annual report, no significant changes have occurred to us since the date of the fiscal 2006 consolidated financial statements contained in this annual report.

Segment Revenues and Assets

     Our operations are classified into the following segments: consumer and commercial banking segment, investment banking segment and others.

     The consumer and commercial banking segment provides medium-term and long-term project and infrastructure financing, securitization, lease financing, working capital finance and foreign exchange services to clients. Further, it provides deposit and loan products to retail customers. The investment banking segment includes ICICI Bank's treasury operations and the operations of ICICI Securities Limited, and deals in the debt, equity and money markets and provides corporate advisory products such as mergers and acquisition advice, loan syndication advice and issue management services. The others segment comprises of ICICI Lombard General Insurance Company Limited, ICICI Prudential Insurance Company Limited, Prudential ICICI Asset Management Company Limited, Prudential ICICI Trust Limited, ICICI Property Trust, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, TCW/ICICI Investment Partners LLC and TSI Ventures (India) Private Limited.

   Consumer and Commercial Banking Segment

     Fiscal 2006 compared to Fiscal 2005

     Profit before tax of the commercial banking segment increased to Rs.25.9 billion (US$582 million) in fiscal 2006 from Rs.18.8 billion (US$424 million) in fiscal 2005, primarily due to an increase in net interest income by Rs.13.5 billion (US$304 million) and non-interest income by Rs.9.5 billion (US$214 million) in fiscal 2006 as compared to fiscal 2005 offset, in part, by an increase in the provisions and contingencies (excluding provisions for tax) by Rs.6.4 billion (US$143 million) and an increase of Rs.9.6 billion (US$216 million) in non-interest expense in fiscal 2006 as compared to fiscal 2005.

     Net interest income increased 52.9% to Rs.39.1 billion (US$879 million) for fiscal 2006 from Rs.25.6 billion (US$575 million) for fiscal 2005 primarily due to an increase in average interest-earning assets.

     Non-interest income increased 37.9% to Rs.34.6 billion (US$778 million) in fiscal 2006 from Rs.25.1 billion (US$564 million) in fiscal 2005 primarily due to growth in commission, exchange and brokerage income. Commission, exchange and brokerage income increased mainly due to growth in credit card related fees and third party distribution fees, an increase in income from remittances and other fees from our international business and growth in fees from corporate customers.

     Non-interest expense increased 31.3% to Rs.40.3 billion (US$905 million) in fiscal 2006 from Rs.30.7 billion (US$689 million) in fiscal 2005 primarily due to an increase in employee expenses and enhanced operations and the growth in retail franchise, including maintenance of ATMs, credit card expenses, call center expenses and technology expenses.

     Provisions and contingencies (excluding provisions for tax) was Rs.7.5 billion (US$169 million) for fiscal 2006 as compared to Rs.1.2 billion (US$26 million) for fiscal 2005 primarily due to increased provisions on standard assets as per Reserve Bank of India guidelines in fiscal 2006 and a lower level of write backs in fiscal 2006.

     Fiscal 2005 compared to Fiscal 2004

     Profit before tax of the commercial banking segment increased to Rs.18.8 billion (US$424 million) in fiscal 2005 as compared to Rs.7.3 billion (US$165 million) in fiscal 2004, primarily due to an increase in net interest income by Rs.4.6 billion (US$103 million) and non-interest income by Rs.9.0 billion (US$203 million) in fiscal 2005 as compared to fiscal 2004 and decrease in the provisions and contingencies (excluding provisions for tax) by Rs.5.7 billion (US$129 million)in fiscal 2005, offset, in part by an increase of Rs.8.0 billion (US$178 million) in non-interest expense.

     Net interest income increased 21.9% to Rs.25.6 billion (US$575 million) for fiscal 2005 from Rs.21.0 billion (US$471 million) for fiscal 2004 primarily due to replacement of higher cost liabilities of ICICI Limited with relatively lower cost deposits resulting in a positive impact on the net interest income.

     Non-interest income increased 56.4% to Rs.25.1 billion (US$564 million) in fiscal 2005 from Rs.16.0 billion (US$360 million) in fiscal 2004. The large increase was primarily due to growth in retail liability product income like account servicing charges and transaction banking fee income from small enterprises, as well as an increase in transaction banking and other fee income from corporate banking. There was a significant increase in business volume of transaction banking services like bankers acceptances, bank guarantees and cash management services.

     Non-interest expense increased by 34.8% to Rs.30.7 billion (US$689 million) in fiscal 2005 from Rs.22.8 billion (US$512 million) in fiscal 2004 primarily due to an increase in salary and other administration expenses.

     Provisions and contingencies (excluding provisions for tax)decreased to Rs.1.2 billion (US$26 million) for fiscal 2005 from Rs.6.9 billion (US$155 million) for fiscal 2004 primarily due to lower additions to gross restructured loans and other non-performing loans and higher level of write-backs in fiscal 2005.

   Investment Banking Segment

     Fiscal 2006 compared to Fiscal 2005

     Profit before tax for the investment banking segment declined to Rs.5.2 billion (US$117 million) in fiscal 2006 compared to Rs.7.0 billion (US$157 million) in fiscal 2005, primarily due to an increase of Rs.5.4 billion (US$123 million) in the provisions and contingencies (excluding provisions for tax) and an increase of Rs.2.5 billion (US$55 million) in non-interest expenses in fiscal 2006 as compared to fiscal 2005, offset in part by an increase in the non-interest income by Rs.5.3 billion (US$119 million) in fiscal 2006 as compared to fiscal 2005.

     Net interest income increased 21.6% to Rs.5.0 billion (US$112 million) in fiscal 2006 from Rs.4.1 billion (US$92 million) in fiscal 2005 primarily due to an increase in interest income from government securities, offset in part by an increase in interest on inter-bank borrowings.

     Non-interest income increased 55.3% to Rs.14.9 billion (US$334 million) in fiscal 2006 from Rs.9.6 billion (US$215 million) in fiscal 2005 primarily due to higher capital gains realized on sale of equity investments.

     Non-interest expense increased to Rs.5.7 billion (US$127 million) in fiscal 2006 from Rs.3.2 billion (US$72 million) in fiscal 2005 primarily due to an increase in employee expenses and other administrative expenses.

     Provisions and contingencies (excluding provisions for tax) increased to Rs.8.9 billion (US$201 million) for fiscal 2006 from Rs.3.5 billion (US$78 million) for fiscal 2005 primarily due to an increase in the amount of amortization of premium on government securities.

     Fiscal 2005 compared to Fiscal 2004

     Profit before tax for the investment banking segment declined to Rs.7.0 billion (US$157 million) in fiscal 2005 compared to Rs.13.2 billion (US$296 million) in fiscal 2004, primarily due to a decrease in the profit on sale of investments by Rs.6.8 billion (US$152 million) and an increase in the provisions and contingencies due to amortization of premium on government securities.

     Net interest income increased to Rs.4.1 billion (US$92 million) in fiscal 2005 from Rs.466 million (US$10 million) in fiscal 2004 primarily due to reduction in cost of borrowings. Profit on sale of investments decreased 48.7% to Rs.7.1 billion (US$160 million) for fiscal 2005 from Rs.13.9 billion (US$312 million) for fiscal 2004 primarily due to a decrease in trading profits on government securities and corporate debt securities as a result of the increasing interest rate environment. Non-interest expense decreased 18.5% to Rs.3.2 billion (US$72 million) in fiscal 2005 from Rs.3.9 billion (US$89 million) in fiscal 2004.

     Provisions and contingencies (excluding provisions for tax) increased by Rs.4.1 billion (US$93 million) in fiscal 2005 to Rs.3.5 billion (US$78 million) primarily due to an increase in the amount of amortization of premium on government securities and a provision of Rs.1.8 billion (US$41 million) made on transfer of investment from the available for sale category to the held to maturity category during fiscal 2005. During fiscal 2005, we transferred investments amounting to Rs.213.5 billion (US$4.8 billion) from the available for sale category to the held to maturity category in accordance with the Reserve Bank of India guidelines. The difference between the book value of each investment and the lower of its acquisition cost and market value on the date of transfer, amounting to Rs.1.8 billion (US$41 million) was provided for in the profit and loss account.

Related party transactions

     During fiscal 2006, ICICI Bank conducted transactions with related parties, including joint ventures, associates and key management personnel. The following represent the significant transactions between ICICI Bank and such related parties:

     Lease of premises and facilities

     During fiscal 2006, we charged for lease of premises, facilities and other administrative costs amounting to Rs.Nil (US$Nil) as compared to Rs.3 million (US$67,446) in fiscal 2005 (fiscal 2004: Rs. 186 million (US$ 4 million)).

     Interest received

     During fiscal 2006, we received interest from our key management personnel amounting to Rs.1 million (US$22,482) as compared to Rs.0.3 million (US$6,745) in fiscal 2005 (fiscal 2004: Rs. 0.4 million, (US$ 8,993)).

     Interest paid

     During fiscal 2006, we paid interest to our joint ventures amounting to Rs. Nil as compared to Rs. 19 million (US$ 427,158) in fiscal 2005 (fiscal 2004: Rs. 26 million (US$ 584,532)).

     Sale of investments

     During fiscal 2006, we sold certain investments to our joint ventures amounting to Rs. Nil as compared to Rs. 3,637 million (US$ 82 million) in fiscal 2005 (fiscal 2004: Rs. 220 million (US$ 5 million)). On the sales made to the joint ventures we accounted for a loss of Rs. Nil in fiscal 2006 as compared to Rs. 15 million (US$ 328,237) in fiscal 2005 (fiscal 2004: profit of Rs. 5.1 million (US$ 114,658)).

     Purchase of investments

     During fiscal 2006, we purchased certain investments from our joint ventures amounting to Rs.20 million (US$449,640) as compared to Rs.5,001 million (US$112 million) in fiscal 2005 (fiscal 2004: Rs. 1,241 million (US$ 28 million)).

     Custodial charges received

     During fiscal 2006, we received custodial charges from our joint ventures amounting to Rs. Nil as compared to Rs. 2 million (US$ 44,964) in fiscal 2005 (fiscal 2004: Rs.2 million (US$ 44,964)).

     Fees

     During fiscal 2006, we received cash management services fees from our joint ventures amounting to Rs. Nil as compared to Rs. 15 million (US$ 337,230) in fiscal 2005 (fiscal 2004: Rs. 20 million (US$ 449,640)).


Related party balances

     The table below sets forth the balances payable to/receivable from related parties as on March 31, 2006:

                                                         Joint
                                                        Ventures            Key
                                                           and           Management
                Items / Related Party                   Associates      Personnel(1)       Total
 -----------------------------------------------       -----------      ------------       -----
                                                                        (in millions)
 Deposits with ICICI Bank........................             Rs.5             Rs.25       Rs.30
 Advances........................................              Nil                15          15
 Investments of ICICI Bank.......................               33               Nil          33
 Investments of related parties in ICICI Bank....              Nil                 4           4


     The table below sets forth the balances payable to/receivable from related parties as on March 31, 2005:

                                                         Joint              Key
                                                      Ventures and       Management
                Items / Related Party                  Associates       Personnel(1)       Total
 -----------------------------------------------       -----------      ------------       -----
                                                                      (in millions)
 Deposits with ICICI Bank.......................       Rs.       2        Rs.     37      Rs. 39
 Advances.......................................                 1                19          20
 Investments of ICICI Bank......................                67               Nil          67
 Investments of related parties in ICICI Bank...               Nil                 2           2


     The following balances payable to / receivable from the related parties are included in the balance sheet as on March 31, 2004:


                                                                      Key
                                                Joint Ventures      Management
                      Items / Related Party     and Associates     Personnel(1)     Total
--------------------------------------------    ---------------    ------------  -----------
                                                             (in millions)
Deposits with ICICI Bank ...................    Rs.    965         Rs.      23   Rs.     988
Advances ...................................           Nil                  10            10
Investments of ICICI Bank ..................         6,690                 Nil         6,690
Investments of related parties in ICICI Bank           Nil                   2             2
Receivables ................................           252                 Nil           252
Payables ...................................            11                 Nil            11

(1) Whole-time directors of the Board and their relatives.

Joint ventures and associates

     For fiscal 2006, TCW/ICICI Investment Partners LLC and TSI Ventures (India) Private Limited were classified as joint ventures whereas for fiscal 2005, Prudential ICICI Asset Management Company Limited and Prudential ICICI Trust Limited were classified as joint ventures. Prudential ICICI Asset Management Company Limited and Prudential ICICI Trust Limited have been accounted as "subsidiaries" as defined in AS 21 on "Consolidated Financial Statements" in fiscal 2006. For fiscal 2004 ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited, Prudential ICICI Asset Management Company Limited, Prudential ICICI Trust Limited, and TCW/ICICI Investment Partners L.L.C have been classified as joint ventures.

Reconciliation of net profit between Indian GAAP and US GAAP

     Our consolidated financial statements are prepared in accordance with Indian GAAP, which differs, in certain significant aspects from US GAAP. The following discussion explains the significant adjustments to our consolidated profit after tax under Indian GAAP for the fiscal years ended March 31, 2006, 2005 and 2004 that would result from the application of US GAAP instead of Indian GAAP.

     Consolidated profit after tax as per Indian GAAP for the year ended March 31, 2006 of Rs. 24.2 billion (US$ 544 million) was higher than the net income as per US GAAP of Rs. 20.0 billion (US$ 451 million) primarily due to additional charges to the income statement under US GAAP on account of higher provisions for loan losses of Rs. 5.2 billion (US$ 117 million) on restructured and other impaired loans and differences in the accounting for business combinations of Rs. 1.1 billion (US$ 24 million), including amortization of intangible assets created on acquisitions, offset in part by amortization of loan origination costs, net of fees, of Rs. 3.2 billion (US$ 71 million).

     Consolidated profit after tax as per Indian GAAP for the year ended March 31, 2005 of Rs. 18.5 billion (US$ 416 million) was higher than the net income as per US GAAP of Rs. 8.5 billion (US$ 192 million) primarily due to additional charges to the income statement under US GAAP on account of higher provisions for loan losses of Rs. 14.7 billion (US$ 330 million) on restructured and other impaired loans and differences in accounting for derivative transactions under US GAAP of Rs. 1.5 billion (US$ 33 million), offset in part by amortization of loan origination costs, net of fees, of Rs. 1.9 billion (US$ 44 million).

     Consolidated profit after tax as per Indian GAAP for the year ended March 31, 2004 of Rs. 15.8 billion (US$ 355 million) was higher than the net income as per US GAAP of Rs. 5.2 billion (US$ 117 million) primarily due to additional charges to the income statement under US GAAP on account of higher provisions for loan losses of Rs. 11.6 billion (US$ 260 million) on restructured and other impaired loans and differences in the accounting for business combinations of Rs. 1.3 billion (US$ 30 million), including amortization of intangible assets created on acquisitions, offset in part by amortization of loan origination costs, net of fees, of Rs. 1.3 billion (US$ 28 million).

     For a further description of significant differences between Indian GAAP and US GAAP, a reconciliation of net income and stockholders equity to US GAAP and certain additional information required under US GAAP, see notes 22 and 23 to our consolidated financial statements included herein.

Critical Accounting Policies

     In order to understand our financial condition and results of operations, it is important to understand our significant accounting policies and the extent to which we use judgments and estimates in applying those policies. Our accounting and reporting policies are in accordance with Indian GAAP and conform to standard accounting practices relevant to our products and services and the businesses in which we operate. Indian GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported income and expenses during the reported period. Accordingly, we use a significant amount of judgment and estimates based on assumptions for which the actual results are uncertain when we make the estimation.

     We have identified three critical accounting policies: accounting for investments, provisions/write offs on loans and other credit facilities and transfer and servicing of assets.

     Accounting for Investments

     We account for investments in accordance with the guidelines on investment classification and valuation issued by the Reserve Bank of India. We classify all our investments into held to maturity, available for sale and held for trading. Under each classification, we further categorize investments into (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures, (e) subsidiaries and joint ventures and (f) others.

     Held to Maturity securities are carried at their acquisition cost or at amortized cost, if acquired at a premium over the face value. Any premium over the face value of the securities acquired is amortized over its remaining period to maturity on a constant effective yield basis. We also evaluate our investments for any other than temporary diminution in its value.

     We compute the market value of our securities classified as available for sale and held for trading in accordance with the guidelines issued by the Reserve Bank of India. We amortize the premium, if any, over the face value of our investments in government securities classified as available for sale over the remaining period to maturity on a constant effective yield basis. We compute the market value our quoted investments based on the trades/quotes on the recognized stock exchanges, SGL account transactions, price list of Reserve
Bank of India or prices declared by Primary Dealers Association of India jointly with Fixed Income Money Market and Derivatives Association ("FIMMDA"), periodically.

     We compute the market value of our unquoted government securities included in the Available for Sale and Held for Trading categories as per the rates published by FIMMDA.

     We compute the market value of non-government securities, other than those quoted on the stock exchanges, wherever linked to the Yield-to-Maturity ("YTM") rates, with a mark-up (reflecting associated credit risk) over the yield to maturity rates for government securities published by FIMMDA.

     We compute the market value of our unquoted equity shares at the book value, if the latest balance sheet (which is not more than one year prior to the date of the valuation) is available or, at Rupee 1.

     We compute the market value of our securities scrip-wise and the depreciation/appreciation is aggregated for each category. Net appreciation in each category, if any, being unrealized, is ignored, while net depreciation is provided for.

     Provisions / write-offs on loans and other credit facilities

     We classify our loans into standard, sub-standard, and doubtful assets based on the number of days an account is overdue. We create provisions on our secured and unsecured corporate loans classified as sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India. Subject to the minimum provisioning levels prescribed by the Reserve Bank of India, provision on homogeneous loans relating to retail assets is assessed on a portfolio level, on the basis of days past due.

     We create provisions for our restructured / rescheduled loans based on the present value of the interest sacrifice provided at the time of restructuring.

     We upgrade a restructured non-performing loan to a standard account only after the specified period, i.e., a period of one year after the date on which the first payment of interest or of principal, whichever is earlier, is due, subject to satisfactory performance of the account during the period. We upgrade all other non-performing loans to a standard account if arrears of interest and principal are fully paid by the borrower.

     We also create general provisions on our standard loans based on the guidelines issued by the Reserve Bank of India.

     Additionally, we also create provisions on individual country exposures (other than for home country exposures). The countries are categorized into seven risk categories namely insignificant, low, moderate, high, very high, restricted and off-credit and provisioning is made on the exposures exceeding 90 days on a graded scale ranging from 0.25% to 100%. For exposures with contractual maturity of less than 90 days, 25% of the provisions is required to be held. We do not create provisions if the country exposure (net) in respect of each country does not exceed 1% of our total funded assets.

     Transfer and servicing of assets

     We transfer commercial and consumer loans through securitization transactions. The transferred loans are de-recognised and gains / losses, net of provisions, are accounted for only if we surrender the rights to benefits specified in the loan contract. Recourse and servicing obligations are deducted from proceeds of the sale. We measure the retained beneficial interests in the loans by allocating the carrying value of the loans between the assets sold and the retained interest, based on the relative fair value at the date of the securitization.

     Effective February 1, 2006, we account for any loss arising on sale immediately at the time of sale and the profit/premium arising on account of sale is amortized over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold.

Recently Issued Accounting Standards

   Indian GAAP

     Employee benefits

     In March 2005, the Institute of Chartered Accountants of India issued the proposed Accounting Standard 15 (revised 2005) on "Employee Benefits". This standard specifies the actuarial assumptions and actuarial method to be applied, defines employees to include part time, casual and temporary employees, allows deferral of past service costs and requires provisions for compensated absences.

     AS 15 (revised 2005) is applicable to us in respect of the accounting periods commencing on or after April 1, 2006. We are in the process of estimating the impact of the revised AS 15 on the profit and loss account for the year ending March 31, 2007.

     Provisions on standard assets

     The Reserve Bank of India has increased the requirement of general provisioning on standard loans (relating to personal loans and advances qualifying as capital market exposure and residential housing loans beyond Rs
2.0 million) to 1% compared to 0.40% earlier. These provisions would have to be made in a graded manner until March 2007 (i.e., 0.55% by June 30, 2006, 0.70% by September 30, 2006, 0.85% by December 31, 2006, and 1% by March 31, 2007).

     The impact of adoption of revised guidelines of provisions on standard asset cannot be predicted at this time because it will depend on levels of standard assets in the future.

     Floating provisions

     The Reserve Bank of India has issued guidelines on the creation and utilization of floating provisions by banks. The new guidelines require banks to create floating provisions as per a policy approved by the Board of Directors. Further, the guidelines allow utilization of these floating provisions only in certain exceptional circumstances with the prior permission of the Board of Directors and the Reserve Bank of India.

     Investment in venture capital funds

     The Reserve Bank of India has issued guidelines on investment in venture capital funds. The new guidelines require quoted equity shares/bonds/units of venture capital funds in the bank's portfolio to be held under available for sale category and marked to market preferably on a daily basis, but at least on a weekly basis in line with valuation norms for other equity shares as per existing instructions. Banks' investments in unquoted shares/bonds/units of venture capital funds made after issuance of these guidelines will be classified under held to maturity category for an initial period of three years and will be valued at cost during this period. For the investments made before issuance of these guidelines, the classification would be done as per the existing norms. After three years, the unquoted units/shares/bonds should be transferred to the available for sale category and valued as per the guidelines.


   US GAAP

     Fair value measurement

     In September 2006, the FASB issued Statement No. 157, Fair value measurements. It establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. The Statement applies only to fair value measurements that are already required or permitted and is expected to increase the consistency of those measurements. The Statement is effective for fair-value measures already required or permitted by other standards for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

     Accounting for uncertainty in income taxes

     In July 2006, the FASB issued the final Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (FIN 48). FIN 48 applies to all tax positions that relate to income taxes subject to Financial Accounting Standard Board Statement No. 109, Accounting for Income Taxes, (FAS 109). This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty. FIN 48 utilizes a two-step approach for evaluating tax provisions. Recognition (step one) occurs when an enterprise concludes that a tax provision, based solely on its technical merits, is more likely than not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more likely than not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, that is more likely than not to be realized upon ultimate statement. We are in the process of estimating the impact of FIN 48 on the profit and loss account for the year ending March 31, 2007.

     Taxes Collected from Customers and Remitted to Governmental Authorities

     In June 2006, the FASB released EITF Issue No. 06-3 on "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement`. The Task Force reached a consensus that the presentation of taxes within the scope of Issue on either a gross basis (included in revenues and costs) or a net basis (excluded from revenues) is an accounting policy decision that should be disclosed pursuant to Opinion 22. An entity is not required to reevaluate its existing policies related to taxes assessed by a governmental authority as a result of this consensus. In addition, for any such taxes that are reported on a gross basis, an entity should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The disclosure of those taxes can be done on an aggregate basis. The consensuses in this Issue should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006.

     Accounting for servicing of financial assets


     In March 2006, the FASB issued FASB Statement No. 156, Accounting for servicing of financial assets, which amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the specified conditions. It requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. It permits an entity to use either the amortization method or the fair value measurement method for subsequent measurement of the asset or liability. This Statement is applicable for the first fiscal year which begins after September 15, 2006. We are currently considering the impact that adoption of SFAS No. 156.

     Hybrid financial instruments


     In February 2006, the Financial Accounting Standards Board ('FASB') issued statement No. 155 `Accounting for Certain Hybrid Financial Instruments.'('SFAS No. 155'). SFAS No. 155 permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation. It allows an irrevocable election to be made to initially and subsequently measure such a hybrid financial instrument at fair value, with changes in fair value recognized through income. Such election needs to be supported by concurrent documentation. SFAS No. 155 is effective for financial years beginning after 15 September 2006, with early adoption permitted. We are currently considering the impact of adoption of SFAS No. 155.

     Other-than-temporary impairments of securities

     In November 2005 the FASB released FASB Staff Position FSP FAS 115-1 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments' which supersedes the guidance provided by EITF 03-1 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments'. FSP FAS 115-1 clarifies when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. FSP FAS 115-1 is effective for fiscal years beginning after December 15, 2005.

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

     The company plans to adopt Statement 123(R) using the modified-prospective method. As permitted by Statement 123, the company currently accounts for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in our consolidated financial statements.

                                   MANAGEMENT

Directors and Executive Officers

     Our Board of Directors, consisting of 17 members at August 31, 2006, is responsible for the management of our business. Our organizational documents provide for a minimum of three directors and a maximum of 21 directors, excluding the government director and the debenture director (defined below), if any. We may, subject to the provisions of our organizational documents and the Companies Act, change the minimum or maximum number of directors by a resolution which is passed at a general meeting by a majority of the present and voting shareholders. In addition, under the Banking Regulation Act, the Reserve Bank of India may require us to convene a meeting of our shareholders for the purposes of appointing new directors to our Board of Directors.

     The Banking Regulation Act requires that at least 51% of the directors should have special knowledge or practical experience in banking and areas relevant to banking including accounting, finance, agriculture and small scale industry. All of our directors are professionals with special knowledge of one or more of the above areas. Of the 17 directors, five are directors who are in our wholetime employment, or wholetime directors. The appointment of wholetime directors requires the approval of the Reserve Bank of India and the shareholders. Under the terms of the loan and guarantee facilities provided by the Government of India to us, the Government of India is entitled to appoint and has appointed one representative to our board, currently Mr. Vinod Rai. Of the remaining 11 independent directors, Mr. N. Vaghul is the non-executive chairman of our board, Mr. R.K. Joshi is the Chairman-cum-Managing Director of General Insurance Corporation of India and Mr. T.S. Vijayan is the Chairman of Life Insurance Corporation of India, which are among ICICI Bank's large institutional shareholders. One director is a consultant, one is a chartered accountant and business advisor, one is a professor of finance, one is a retired company executive, one is from a financial holding company with investments in insurance and investment management and three are from industrial companies (including agriculture-based industries). Of the 11 non-wholetime directors, three have specialized knowledge in respect of agriculture and rural economy or small-scale industry. The Reserve Bank of India has also prescribed `fit and proper' criteria to be considered while appointing persons as directors of banking companies. Our directors are required to make declarations confirming their ongoing compliance of the `fit and proper' criteria. Our Board of Directors has reviewed the declarations received from the directors in this regard and determined that all our directors satisfy the 'fit and proper' criteria.

     Pursuant to the provisions of the Companies Act, at least two-thirds of the total number of directors, excluding the government director and the debenture director, are subject to retirement by rotation. One-third of these directors must retire from office at each annual meeting of shareholders. A retiring director is eligible for re-election. Pursuant to the provisions of the Banking Regulation Act, none of the directors other than wholetime directors may hold office continuously for a period exceeding eight years. Pursuant to the Reserve Bank of India guidelines, a person would be eligible for appointment as director if he or she is between 35 and 70 years of age.

     Our organizational documents also provide that we may execute trust deeds in respect of our debentures under which the trustee or trustees may appoint a director, known as the debenture director. The debenture director is not subject to retirement by rotation and may only be removed as provided in the relevant trust deed. Currently, there is no debenture director on our Board of Directors.

     Our Board of Directors appointed Mr. R. K. Joshi, Chairman-cum-Managing Director, General Insurance Corporation of India and Mr. Narendra Murkumbi, founder Managing Director, Shree Renuka Sugars Limited as non-wholetime directors effective October 13, 2005 and January 20, 2006, respectively. The shareholders have approved their appointments at the annual general meeting held on July 22, 2006. Mr. Somesh Sathe who was appointed as a non-wholetime director effective January 29, 1998 retired from our board effective January 28, 2006, on completion of eight years as a non-wholetime director as provided in the Banking Regulation Act.

     Mr. N. Vaghul was appointed as a director on March 27, 2002. He was appointed as non-wholetime chairman of the board effective May 3, 2002 for a period of three years. The board at its meeting on April 30, 2005 reappointed him as non-wholetime chairman of the board until April 30, 2009 which has been approved by the Reserve Bank of India.

     Our Board of Directors had appointed Ms. Chanda Kochhar and Dr. Nachiket Mor as Executive Directors effective April 1, 2001, Mr. K.V. Kamath and Ms. Lalita D. Gupte, previously non-wholetime directors on our board, as Managing Director & CEO and Joint Managing Director respectively, effective May 3, 2002 and Ms. Kalpana Morparia as Executive Director, effective May 3, 2002. Our board subsequently re-appointed Ms. Lalita D. Gupte, whose tenure of appointment was until June 23, 2004, as Joint Managing Director till October 31, 2006. Our board designated Ms. Kalpana Morparia as Deputy Managing Director effective February 1, 2004. Our board at its meeting held on April 29, 2006 designated Ms. Kalpana Morparia as Joint Managing Director and Ms. Chanda Kochhar and Dr. Nachiket Mor as Deputy Managing Directors. The board and the shareholders have approved the following re-appointments with respect to the wholetime directors of the Bank:

    o Mr. K. V. Kamath, Managing Director & CEO, from May 1, 2006, until April 30, 2009.

    o Ms. Kalpana Morparia, Joint Managing Director, from May 1, 2006, until May 31, 2007 (up to the date of retirement).

    o Ms. Chanda Kochhar and Dr. Nachiket Mor, Deputy Managing Directors, from April 1, 2006, until March 31, 2011.

     The Reserve Bank of India has approved the re-appointment of Mr. K. V. Kamath up to April 30, 2009 and that of Ms. Chanda Kochhar and Dr. Nachiket Mor up to March 31, 2009 and of Ms. Kalpana Morparia up to May 31, 2007.

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

     Our Board of Directors had the following members at August 31, 2006:


      Name, Designation and Profession       Age    Date of Appointment             Other appointments
-----------------------------------------  ------- ---------------------- --------------------------------------------------
Mr. Narayanan Vaghul
Chairman                                      70      March 27, 2002      Chairman
                                                                          Asset Reconstruction Company
Chairman:                                                                 (India) Limited
Board Governance & Remuneration                                           GIVE Foundation
Committee                                                                 Himatsingka Seide Limited
Credit Committee                                                          ICICI Knowledge Park
Customer Service Committee Risk                                           Mahindra World City Developers Limited (formerly
Committee                                                                 Mahindra Industrial Park Limited)
Profession:                                                               Pratham India Education Initiative
Development Banker                                                        Director
                                                                          Air India Limited
                                                                          Air India Air Transport Services Limited
                                                                          Air India Engineering Services Limited
                                                                          Apollo Hospitals Enterprise Limited
                                                                          Azim Premji Foundation
                                                                          Hemogenomics Private Limited
                                                                          Mahindra & Mahindra Limited
                                                                          Mittal Steel Caribbean
                                                                          Mittal Steel Company NV
                                                                          Nicholas Piramal India Limited
                                                                          Wipro Limited


      Name, Designation and Profession       Age    Date of Appointment             Other appointments
-----------------------------------------  ------- ---------------------- --------------------------------------------------
Mr. Sridar Iyengar                            59      April 30, 2005      Director
                                                                          American India Foundation
Chairman:                                                                 Foundation for Democratic Reforms in India Inc.
Audit Committee                                                           Infosys Technologies Limited
                                                                          Mango Analytics Inc.
Profession:                                                               Onmobile Asia Pacific Private Limited
Business Advisor                                                          Progeon Limited
                                                                          Rediff.com India Limited
                                                                          Rediff Holdings Inc.
                                                                          TiE Inc.

Mr. Ram Kishore Joshi                         59      October 13, 2005    Chairman-cum-Managing Director
Chairman-cum-Managing Director                                            General Insurance Corporation of
                                                                          India
Profession:                                                               Chairman
Company Executive                                                         GIC Asset Management Company Limited
                                                                          GIC Housing Finance Limited
                                                                          Loss Prevention Association of India Limited
                                                                          Director
                                                                          Andhra Pradesh Paper Mills Limited
                                                                          Deposit Insurance and Credit Guarantee Corporation
                                                                          Export Credit Guarantee Corporation of India Limited
                                                                          Indian Register of Shipping
                                                                          Kenindia Assurance Company Limited
                                                                          Life Insurance Corporation of India
                                                                          The New India Assurance Company Limited

Mr. Lakshmi Niwas Mittal                      56      May 3, 2002         Director
                                                                          Artha Limited
Profession:                                                               Galmatias Limited
Industrialist                                                             LNM Capital Limited
                                                                          LNM Internet Ventures Limited
                                                                          Lucre Limited
                                                                          Mittal Steel Company N.V.
                                                                          Mittal Steel Company Limited
                                                                          Mittal Steel South Africa Limited
                                                                          Mittal Steel USA Inc.
                                                                          Nestor Limited
                                                                          Nuav Limited
                                                                          ONGC Mittal Energy Limited
                                                                          ONGC Mittal Energy Services Limited
                                                                          Pratham UK Limited
                                                                          Tommyfield Limited
                                                                          President
                                                                          Ispat Inland U.L.C.

Mr. Narendra Murkumbi                         36      January 20, 2006    Managing Director
                                                                          Shree Renuka Sugars Limited
Profession:                                                               Director
Industrialist                                                             Murkumbi Bioagro Private Limited
                                                                          Murkumbi Industries Private Limited
                                                                          Director & CEO
                                                                          Renuka Commodities DMCC, Dubai


      Name, Designation and Profession       Age    Date of Appointment             Other appointments
-----------------------------------------  ------- ---------------------- --------------------------------------------------
Mr. Anupam Pradip Puri                        60      May 3, 2002         Director
                                                                          Dr. Reddy's Laboratories Limited
Profession:                                                               Mahindra & Mahindra Limited
Management Consultant                                                     Tech Mahindra Limited (formerly Mahindra British
                                                                          Telecom Limited)

Mr. Vinod Rai                                 58      January 3, 2003     Director
Special Secretary (Financial Sector)                                      Bank of Baroda
Ministry of Finance, Government of                                        IDBI Limited
India                                                                     Indian Infrastructure Finance Company Limited
                                                                          Infrastructure Development Finance Company
Profession:                                                               Limited
Government Service                                                        Small Industries Development Bank of
                                                                          India

Mr. Mahendra Kumar Sharma                     59      January 31, 2003    Vice-Chairman
Chairman:                                                                 Hindustan Lever Limited
Fraud Monitoring Committee                                                Director
Share Transfer & Shareholders'/Investors'                                 Hind Lever Trust Limited
   Grievance Committee                                                    Lever Associated Trust Limited
                                                                          Unilever India Exports Limited (formerly Indexport
Alternate Chairman:                                                       Limited)
Audit Committee                                                           Unilever Nepal Limited (formerly Nepal Lever Limited)
Profession:
Company Executive

Mr. Priya Mohan Sinha                         66      January 22, 2002    Chairman
                                                                          Bata India Limited
Profession:                                                               Director
Professional Manager                                                      Azim Premji Foundation
                                                                          Indian Oil Corporation Limited
                                                                          Lafarge India Private Limited
                                                                          Wipro Limited

Prof. Marti Gurunath Subrahmanyam             60      May 3, 2002         Director
                                                                          Infosys Technologies Limited
Profession:                                                               International School of
Professor                                                                 Business Management Limited
                                                                          Nomura Asset Management (U.S.A.), Inc.
                                                                          Supply Chainge Inc.
                                                                          The Animi Offshore Fund Limited
                                                                          The Animi Offshore Concentrated Risk Fund
                                                                          Usha Communication Inc.
                                                                          Director -- Board of Governors
                                                                          National Institute of
                                                                          Securities Markets
                                                                          Director -- Advisory Board
                                                                          Metahelix Life Sciences Private Limited
                                                                          Microcredit Foundation of India


      Name, Designation and Profession       Age    Date of Appointment             Other appointments
-----------------------------------------  ------- ---------------------- --------------------------------------------------
Mr. T.S. Vijayan                              53      April 30, 2005      Chairman
                                                                          Life Insurance Corporation of India
Profession:                                                               Non-executive Vice Chairman
Company Executive                                                         LIC Housing Finance Limited
                                                                          Life Insurance Corporation (Nepal) Limited
                                                                          LIC (Lanka) Limited
                                                                          LIC (Mauritius) Offshore Limited
                                                                          LIC Mutual Fund Asset Management Company
                                                                          Limited (formerly Jeevan Bima Sahyog Asset
                                                                          Management Company Limited)
                                                                          Deputy Chairman
                                                                          LIC International B.S.C
                                                                          Director
                                                                          General Insurance Corporation of India
                                                                          Kenindia Assurance Company Limited
                                                                          LIC HFL Care Homes Limited
                                                                          National Commodity & Derivatives Exchange
                                                                          Limited
                                                                          Saudi Indian Insurance Company

Mr. V. Prem Watsa                             56      January 29, 2004    Chairman & CEO
                                                                          Fairfax Financial Holdings Limited
Profession:                                                               Chairman
Company Executive                                                         Crum & Foster Holdings Corp.
                                                                          Northbridge Financial Corporation
                                                                          TIG Holdings, Inc.
                                                                          Director
                                                                          Lindsey Morden Group Inc.
                                                                          Odyssey Re Holdings Corp.

Mr. Kundapur Vaman Kamath                     58      April 17, 1996      Chairman
Managing Director & CEO                                                   ICICI Bank Canada
Chairman:                                                                 ICICI Bank Eurasia Limited Liability Company
Committee of Directors                                                    (formerly  Investment Credit Bank Limited Liability
                                                                          Company)
Profession:                                                               ICICI Bank UK Limited
Company Executive                                                         ICICI Lombard General Insurance Company Limited
                                                                          ICICI Prudential Life Insurance Company Limited
                                                                          ICICI Securities Limited
                                                                          ICICI Venture Funds Management Company
                                                                          Limited
                                                                          Prudential ICICI Asset Management Company Limited
                                                                          Director
                                                                          Indian Institute of Management, Ahmedabad
                                                                          Visa International Asia Pacific Regional Board
                                                                          Director -- Board of Governors
                                                                          Indian Institute of Information Technology
                                                                          Member -- Governing Board
                                                                          Indian School of Business

      Name, Designation and Profession       Age    Date of Appointment             Other appointments
-----------------------------------------  ------- ---------------------- --------------------------------------------------
Ms. Lalita Dileep Gupte                       57      September 12, 1994  Director
Joint Managing Director                                                   ICICI Bank Canada
Chairperson:                                                              ICICI Bank Eurasia Limited Liability Company (formerly
Asset Liability Management Committee                                      Investment Credit Bank Limited Liability Company)
                                                                          ICICI Bank UK Limited
Profession:                                                               ICICI Lombard General Insurance Company Limited
Company Executive                                                         ICICI Prudential Life Insurance Company Limited
                                                                          ICICI Securities Limited
                                                                          ICICI Venture Funds Management Company
                                                                          Limited

Ms. Kalpana Morparia                          57      May 3, 2002         Chairperson
Joint Managing Director                                                   ICICI Investment Management Company Limited
                                                                          Director
Profession:                                                               ICICI Lombard General Insurance Company
Company Executive                                                         Limited
                                                                          ICICI Prudential Life Insurance Company Limited
                                                                          ICICI Securities Limited
                                                                          ICICI Venture Funds Management Company
                                                                          Limited
                                                                          Prudential ICICI Asset Management Company Limited

Ms. Chanda Kochhar                            44      April 1, 2001       Chairperson
Deputy Managing Director                                                  ICICI Home Finance Company Limited
                                                                          Director
Profession:                                                               ICICI Prudential Life Insurance Company Limited
Company Executive

Dr. Nachiket Mor                              42      April 1, 2001       Director
Deputy Managing Director                                                  Care, USA
                                                                          ICICI Home Finance Company Limited
Profession:                                                               ICICI Knowledge Park
Company Executive                                                         ICICI Securities Limited
                                                                          ICICI Venture Funds Management Company
                                                                          Limited
                                                                          Pratham India Education Initiative

     Our executive officers at August 31, 2006 were as follows:

                                                                                                               Total       Total
                                                                                                               stock       stock
                                                    Total           Bonus      stock      stock      Share-    options    options
                                                    remuneration     for      options    options    holdings   granted    outstand-
                            Designation    Years    in fiscal      fiscal     granted    granted       at      through     ing at
                            and Respon-   of work   2006(1)        2006(2)   in fiscal  in fiscal  August 31, August 31,  August 31,
        Name          Age   sibilities   experience (in Rupees)   (Rupees)     2006(4)   2007(6)(7)  2006(3)    2006(5)     2006(5)
------------------- ------- ----------- ----------- ------------ ----------- ---------- ------------ --------- --------- -----------
Mr. K.V. Kamath        58   Managing          35     19,564,981     5,215,200   250,000   250,000    164,500   1,275,000   1,090,000
                            Director & CEO

Ms. Lalita D. Gupte    57   Joint Managing    35     14,894,164     3,911,400   165,000   165,000    111,041     960,000     802,500
                            Director -
                            International
                            Banking

Ms. Kalpana Morparia   57   Joint Managing    31     10,511,539     3,180,000   150,000   165,000     21,190     805,000     785,000
                            Director -
                            Corporate
                            Centre

Ms. Chanda D. Kochhar  44   Deputy Managing   22      9,003,983     2,385,000   125,000   125,000    176,425     630,000     402,500
                            Director -
                            Retail  &
                            Corporate
                            Banking

Dr. Nachiket Mor       42   Deputy Managing   19      7,389,013     2,385,000   125,000   125,000     40,000     627,000     360,000
                            Director -
                            Rural Banking &
                            Proprietary
                            Trading

Mr. Bhargav Dasgupta   40   Senior General    16      4,781,874     2,640,000    75,000    75,000     10,675     323,475     286,900
                            Manager

Mr. Sanjiv Kerkar      55   Senior General    31      7,231,753     2,266,200    37,500    25,000     51,089     248,000     160,000
                            Manager

Ms. Vishakha Mulye     37   Chief Financial   13      4,330,531     2,400,000    75,000    75,000     36,555     285,975     234,920
                            Officer and
                            Treasurer

Ms. Ramni Nirula       54   Senior General    30      5,295,326     2,746,800    37,500    40,000     69,800     322,000     211,000
                            Manager

Ms. Madhabi Puri-Buch  40   Senior General    17      5,054,338     2,760,000    75,000    75,000      1,411     354,900     297,450
                            Manager

Mr. K. Ramkumar        45   Senior General    21      4,999,981     2,640,000    75,000    75,000          -     255,000     222,000
                            Manager

Mr.V. Vaidyanathan     38   Senior General    16      6,172,241     2,760,000    75,000    75,000     55,960     334,900     211,250
                            Manager

Mr. Pravir Vohra       52   Senior General    31      4,964,145     2,400,000    37,500    40,000     21,000     179,500     135,500
                            Manager

---------------------------------------
(1) Including ICICI Bank's contribution to the superannuation fund, provident fund and leave travel allowance and excluding bonus payable for fiscal 2005 which was paid in fiscal 2006. Includes aggregate leave travel allowance availed during the year: K.V. Kamath - Rs 2,050,000 (US$46,088), Lalita D. Gupte - Rs.4,050,000 (US$91,052), Kalpana Morparia - Rs.1,250,000
     (US$28,103), Chanda D. Kochhar - Rs.2,187,500 (US$49,179), Nachiket Mor -
     Rs.Nil (US$Nil) and all other executive officers Rs.5,937,250 (US$133,481) and leave encashment : K.V. Kamath - Rs.1,230,000 (US$27,653), Lalita D. Gupte - Rs.676,500 (US$15,209), Kalpana Morparia - Rs.550,000 (US$12,365)
     and Chanda D. Kochhar - Rs.12,500 (US$281), Nachiket Mor - Rs.Nil (US$Nil) and all other executive officers Rs.1,133,651 (US$25,487).

(2)  Bonus for fiscal 2006 was paid in fiscal 2007.

(3) Executive officers and directors as a group held around 0.5% of ICICI Bank's equity shares as of this date.

(4) Each stock option, once exercised, is equivalent to one equity share of ICICI Bank. ICICI Bank granted these stock options to its executive officers at no cost. See "-Compensation and Benefits to Directors and Officers - Employee Stock Option Scheme" for a description of the other terms of these stock options.

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

(6)  Through August 31, 2006.

(7) Ms. Madhabi Puri Buch was granted 50,000 stock options of 3i Infotech Limited in her capacity as a Director of 3i Infotech Limited. The exercise price of each option is Rs. 185. The options vest over three years from the date of grant. The last date for exercise of the options is April 10, 2016.

     Mr. K.V. Kamath is a mechanical engineer and a post-graduate in business management from the Indian Institute of Management, Ahmedabad. He joined ICICI in 1971 and worked in the areas of project finance, leasing, resources and corporate planning. In 1988, he left ICICI to join the Asian Development Bank, where he worked for six years. In January 1995, he joined a private sector group in Indonesia as advisor to its chairman. Mr. Kamath joined the Board of Directors of ICICI in October 1995. He was appointed Managing Director & CEO of ICICI in May 1996 and was re-appointed in May 2001. Mr. Kamath was a non-wholetime director on the board of ICICI Bank from April 1996. Effective May 3, 2002 our board appointed Mr. Kamath as Managing Director & CEO. Our board, shareholders and the Reserve Bank of India have approved his re-appointment as Managing Director & CEO until April 30, 2009.

     Ms. Lalita D. Gupte has a Bachelor of Arts degree and also holds a Masters degree in management science from the Jamnalal Bajaj Institute of Management Studies, University of PlaceNameMumbai. She joined ICICI in 1971, where she worked in the areas of project finance, leasing, resources and treasury, and credit operations. She joined the Board of Directors of ICICI in June 1994 as Executive Director and was designated as Deputy Managing Director in 1996. In April 1999, she was designated as the Joint Managing Director and Chief Operating Officer of ICICI. From July 2001, she was designated as Joint Managing Director and Chief Operating Officer - International Business. Ms. Gupte was a non-wholetime director on the board of ICICI Bank from September 1994. Effective May 3, 2002, our board appointed Ms. Gupte as Joint Managing Director. Our board, shareholders and Reserve Bank of India have approved her re-appointment as Joint Managing Director until October 31, 2006. She is currently in charge of the international operations.

     Ms. Kalpana Morparia holds Bachelor's degrees in science and law. She worked in the legal department of ICICI from 1975 to 1994. From 1996, when she was designated as General Manager, she was in charge of the legal, planning, treasury and corporate communications departments. In 1998, she was designated a Senior General Manager of ICICI. She joined the Board of Directors of ICICI in May 2001. Effective May 3, 2002 our board appointed Ms. Morparia as an Executive Director. Effective February 1, 2004, our board designated her as Deputy Managing Director. Effective April 29, 2006, our board elevated her as Joint Managing Director. She is currently in charge of the Corporate Centre which includes transaction processing and operations for wholesale, retail, rural and international banking, strategy, risk management, compliance, audit, legal, finance, treasury, secretarial, human resources management, corporate communications and facilities management and administration functions. Our board, shareholders and the Reserve Bank of India have approved her re-appointment as a wholetime director until May 31, 2007.

     Ms. Chanda D. Kochhar holds a management degree from the Jamnalal Bajaj Institute of Management Studies, Mumbai and a degree in cost and works accountancy from the Institute of Cost and Works
Accountants of India. She started her career in 1984 with ICICI in its project finance department and has worked in the areas of corporate credit, infrastructure financing, e-commerce, strategy and retail finance. Ms. Kochhar was designated a Senior General Manager of ICICI in 2000 and was in charge of its retail business over the past six years. She was appointed to our board as an Executive Director in April 2001. Effective April 29, 2006, our board elevated her as Deputy Managing Director. She is currently responsible for retail and corporate banking. Our board and shareholders have approved her re-appointment as a wholetime director until March 31, 2011. The Reserve Bank of India has approved her re-appointment until March 31, 2009.

     Dr. Nachiket Mor holds a post-graduate diploma in finance management from the Indian Institute of Management, Ahmedabad and a Doctorate of Philosophy in Financial Economics from the University of PlaceNamePennsylvania, Philadelphia, USA. He started his career as an officer in the corporate planning and policy cell of ICICI in 1987. He has worked in the areas of project and corporate finance, corporate planning and treasury. Dr. Mor was designated a Senior General Manager of ICICI in 2000 and was in charge of treasury. He was appointed to our Board of Directors as an Executive Director in April 2001. Effective April 29, 2006, our board elevated him as Deputy Managing Director. He is currently responsible for rural banking, government banking, structural rate risk management and proprietary trading. Our board and shareholders have approved his re-appointment as a wholetime director until March 31, 2011. The Reserve Bank of India has approved his re-appointment until March 31, 2009.

     Mr. Bhargav Dasgupta is an engineer and has a post graduate degree in management from the Indian Institute of Management, Bangalore. He joined ICICI in 1992 in the project finance department. In 2003 he was designated as Senior General Manager of ICICI Bank. Currently, he is responsible for international banking.

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

     Ms. Madhabi Puri-Buch is a graduate in mathematical economics and has a post-graduate degree in management from the Indian Institute of Management, Ahmedabad. She joined ICICI in 1989 in the project finance department. She left ICICI in 1992 and worked in ANZ Grindlays Bank and ORG MARG Research before joining ICICI again in January 1997 in the planning and treasury department. In 2003 she was designated as Senior General Manager of ICICI Bank. Currently, she is responsible for operations and service delivery and the corporate brand management function.

     Mr. Pravir Vohra is a post-graduate in economics from Delhi University. He was Joint President in 3i Infotech Limited (formerly ICICI Infotech Limited) before he joined ICICI Bank in 2002. He was designated as Senior General Manager in 2005 and he is currently in charge of technology.

     Ms. Ramni Nirula is a post-graduate in management studies from Delhi University. She joined ICICI in 1975 and held various positions in the northern regional office of ICICI. She was designated as Senior General Manager of ICICI in fiscal 2000. She was the Managing Director & CEO of ICICI Securities from January 1, 2003 to January 31, 2004. Thereafter she was responsible for government banking, rural and micro-banking and agri-business. In November 2005, she took over as head of corporate banking.

     Mr. Sanjiv Kerkar is a chemical engineer and holds a management degree from the Jamnalal Bajaj Institute of Management Studies, University of Mumbai. He worked with ICICI from 1979 to 1993. Mr. Kerkar worked with Asian Finance and Investment Company from 1993 to 1996. In 1996, he re-joined ICICI and was designated as Senior General Manager of ICICI in 1998. Currently, Mr. Kerkar heads the Organizational Excellence Group, which is responsible for our quality initiatives.

     Mr. V. Vaidyanathan has Bachelor's and Master's degrees in business administration from Birla Institute of Technology & Science, Ranchi. He worked in Citibank N.A. before joining ICICI in 2000 in the personal financial services division. In 2003 he was designated as Senior General Manager of ICICI Bank. Currently, he is responsible for retail banking.

     Ms. Vishakha Mulye is a commerce graduate from Mumbai University, and a chartered accountant. Ms. Mulye joined ICICI in 1993 in the project finance department. She was designated as Senior General Manager in 2004. Currently she is our Chief Financial Officer and Treasurer.

     In September 2006, Ms. Madhavi Soman joined ICICI Bank as Senior General Manager responsible for rural banking and Mr. Sashidharan Menon joined ICICI Bank as Senior General Manager responsible for internal audit.

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

     Our corporate governance philosophy encompasses not only regulatory and legal requirements, such as the terms of listing agreements with stock exchanges, but also several voluntary practices aimed at a high level of business ethics, effective supervision and enhancement of value for all stakeholders.

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

     In view of the similarity of powers and functions of the Agriculture & Small Enterprises Business Committee and the Credit Committee, Agriculture & Small Enterprises Business Committee was dissolved effective October 13, 2005 and the powers of the Agriculture & Small Enterprises Business Committee were vested in the Credit Committee. Further, as the Bank's budget and other strategic issues were being reviewed directly by the Board, the Business Strategy Committee was dissolved with effect from April 29, 2006. Further, a separate Customer Service Committee was constituted by the Board at its Meeting held on July 22, 2006 and the powers relating to customer service (which earlier vested with the Audit Committee and subsequently with the Risk Committee) have been delegated to this Committee.

   Audit Committee

     The Audit Committee comprises three independent directors - Mr. Sridar Iyengar, who is a chartered accountant, Mr. M.K. Sharma and Mr. Narendra Murkumbi. Mr. Sridar Iyengar is the Chairman of the Committee. Mr. M.K. Sharma was appointed as Alternate Chairman of the Committee effective July 22, 2004. Our Board of Directors has determined that Mr. Sridar Iyengar qualifies as an audit committee financial expert.

     The Audit Committee provides direction to the audit function and monitors the quality of the internal and statutory audit. The responsibilities of the Audit Committee include overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements, recommendation of appointment and removal of central and branch statutory auditors and chief internal auditor and fixation of their remuneration, approval of payments to statutory auditors for other services rendered by them, review of functioning of Whistle Blower Policy, review of the quarterly financial statements before submission to Board, review of the adequacy of internal control systems and the internal audit function, review of compliance with the inspection and audit reports and reports of statutory auditors, review of the findings of internal investigations, review of statement of significant related party transactions, review of management letters/letters of internal control issued by statutory auditors, discussion on the scope of audit with external auditors and examination of reasons for substantial defaults, if any, in payment to stakeholders. The Audit Committee provides direction to the internal audit function and monitors the quality of internal and statutory audit.

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

   Board Governance & Remuneration Committee

     The Board Governance & Remuneration Committee comprises five independent directors - Mr. N. Vaghul, Mr. Anupam Puri, Mr. M.K. Sharma, Mr. P. M. Sinha, and Prof. Marti G. Subrahmanyam. Mr. N. Vaghul is the Chairman of the Committee.

     The functions of the Board Governance & Remuneration Committee include recommendation of appointments to our board, evaluation of the performance of the Managing Director & CEO and other wholetime Directors on predetermined parameters, recommendation to our board of the remuneration (including performance bonuses and perquisites) to wholetime directors, approving the policy for and quantum of bonus payable to the members of the staff, framing guidelines for the employees stock option scheme and recommendation of grant of stock options to the staff and wholetime directors of ICICI Bank and its subsidiary companies.

   Credit Committee

     The Credit Committee comprises five directors - Mr. N. Vaghul, Mr. Narendra Murkumbi Mr. M. K. Sharma, Mr. P. M. Sinha and Mr. K. V. Kamath. The majority of the members of the committee are independent directors and Mr. N. Vaghul is the Chairman of the Committee.

     The functions of this Committee include review of developments in key industrial sectors and approval of credit proposals in accordance with the authorization approved by our board. The functions of this Committee also include review of our business strategy in the agribusiness and small enterprises segments and review of the quality of the agricultural lending and small enterprises finance credit portfolio.

   Customer Service Committee

     The Customer Service Committee comprises five directors - Mr. N. Vaghul, Mr. Narendra Murkumbi, Mr. M. K. Sharma, Mr. P. M. Sinha and Mr. K. V. Kamath. The majority of the members of the committee are independent directors and Mr.
N. Vaghul is the Chairman of the Committee.

     The functions of this Committee include review of customer service initiatives and overseeing the functioning of the Customer Service Council.

   Fraud Monitoring Committee

     The Committee comprises five directors - Mr. M.K. Sharma, Mr. Narendra Murkumbi, Mr. K.V. Kamath, Ms. Kalpana Morparia and Ms. Chanda D. Kochhar. Mr. M.K. Sharma is the Chairman of the Committee.

     The functions of the Fraud Monitoring Committee include monitoring and review of all instances of frauds involving Rs.10.0 million (US$224,820) and above.

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

   Share Transfer & Shareholders'/Investors' Grievance Committee

     The Share Transfer & Shareholders'/Investors' Grievance Committee comprises four directors - Mr. M.K. Sharma, Mr. Narendra Murkumbi, Ms. Kalpana Morparia and Ms. Chanda D. Kochhar. Mr. M.K. Sharma, an independent director, is the Chairman of the Committee.

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

   Committee of Directors

     The Committee of Directors comprises all five wholetime directors and Mr. K.V. Kamath, Managing Director & CEO is the Chairman of the Committee.

     The powers of the Committee include credit approvals as per authorization approved by our board, approvals in respect of borrowing and treasury operations and premises and property related matters and review of performance against targets for various business groups.

   Asset-Liability Management Committee

     The Asset Liability Management Committee comprises the Joint Managing Directors and Deputy Managing Directors and Ms. Lalita D. Gupte, Joint Managing Director, is the Chairperson of the Committee.

     The functions of the Committee include management of our balance sheet, review of the asset-liability profile with a view to manage the market risk exposure assumed by us and deciding our deposit rates and prime lending rate.

   Code of Ethics

     We have adopted a Code of Business Conduct and Ethics for our directors and all our employees, which is filed as an exhibit to this report. In fiscal 2006, we have not made any amendments to any provision of the Code that is applicable to our executive officers, nor have we granted a waiver from any provision of the Code to any of our executive officers.

   Principal Accountant Fees and Services

     The total fees (excluding service tax and out of pocket expenses) paid to our principal accountant relating to audit of consolidated financial statements for fiscal 2005 and fiscal 2006 and the fees for other professional services billed in fiscal 2005 and fiscal 2006 are as follows:


                                                                                           Convenience translation
                                                                                                    into US$
                                                                                         ---------------------------
                                                                Year ended March 31,       Year ended March 31,
                                                             --------------------------- ---------------------------
                                                                2005            2006                2006
                                                             ------------ -------------- ---------------------------
                                                                    (in millions)
Audit
   Audit of ICICI Bank Limited and its subsidiaries ........ Rs.s   27.8      Rs.    38.5      US$     865,929
   Audit-related services
     Opinion on non-statutory accounts presented in ........
       Indian Rupees .......................................         6.7              7.9              176,896
Others .....................................................        --                6.0              134,892
Sub-total ..................................................        34.5             52.4            1,177,717
Non-audit services .........................................
   Tax services ............................................
     Tax compliance ........................................         1.1              1.2               27,571
   Other services ..........................................        --                4.9              110,541
Sub-total ..................................................         1.1              6.1              138,112
                                                             ------------ -------------- ---------------------------
Total ......................................................        35.6             58.5            1,315,829
                                                             ------------ -------------- ---------------------------

     Fees for "other services" under the non-audit services category are principally fees related to certification services. Our Audit Committee approved the fees paid to our principal accountant relating to audit of consolidated financial statements for fiscal 2006 and fees for other professional services billed in fiscal 2006. Our Audit Committee pre-approves all significant assignments undertaken for us by our principal accountant.

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

Compensation and Benefits to Directors and Officers

   Remuneration

     Under our organizational documents, each non-wholetime director, except the government director, is entitled to receive remuneration for attending each meeting of our board or of a board committee. The amount of remuneration payable to non-wholetime directors is set by our board from time to time in accordance with limitations prescribed by the Indian Companies Act or the Government of India. The remuneration for attending each board or committee meeting is currently fixed at Rs.20,000 (US$450). In addition, we reimburse directors for travel and related expenses in connection with board and committee meetings and related matters. If a director is required to perform services for us beyond attending meetings, we may remunerate the director as determined by our Board of Directors and this remuneration may be either in addition to or as substitution for the remuneration discussed above. We have not paid any remuneration to non-wholetime directors other than the remuneration for attending each meeting of our board or of a board committee. Non-wholetime directors are not entitled to the payment of any benefits at the end of their term of office.

     Our board or any committee thereof may fix, within the range stated below, the salary payable to the wholetime directors.

                                                      Rs. 600,000 - Rs.1,050,000 (US$ 13,489 to US$
Mr. K.V. Kamath, Managing Director & CEO...........   23,606) per month

                                                      Rs. 400,000 - Rs. 900,000 (US$ 8,993 to US$ 20,234) per
Ms. Lalita D. Gupte, Joint Managing Director.......   month

                                                      Rs. 300,000 - Rs. 900,000 (US$ 6,745 to US$ 20,234) per
Ms. Kalpana Morparia, Joint Managing Director......   month

                                                      Rs. 200,000 - Rs. 500,000 (US$ 4,496 to US$ 11,241) per
Ms. Chanda D. Kochhar, Deputy Managing Director....   month

                                                      Rs. 200,000 - Rs. 500,000 (US$ 4,496 to US$ 11,241) per
Dr. Nachiket Mor, Deputy Managing Director.........   month

     We are required to obtain specific approval of the Reserve Bank of India for the actual monthly salary and performance bonus paid each year to the wholetime directors. The Reserve Bank of India has approved the payment of performance bonus to our wholetime directors for fiscal 2006 and the monthly salary payable for fiscal 2007. None of the service contracts with our directors provide for benefits upon termination of engagement.

     The wholetime directors are entitled to perquisites (evaluated pursuant to Indian Income Tax Rules, wherever applicable, and otherwise at actual cost to ICICI Bank), such as furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by ICICI Bank to the extent permissible under the Indian Income Tax Act, 1961 and the Rules framed thereunder, medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable to employees of ICICI Bank from time to time.

     Where accommodation is not provided, each of the wholetime directors is eligible for a house rent allowance of Rs. 50,000 (US$1,124) per month and maintenance of accommodation including furniture, fixtures and furnishings, as may be provided by ICICI Bank.

     The total compensation paid by ICICI Bank to its wholetime directors and executive officers, Mr. K.V. Kamath, Ms. Lalita D. Gupte, Ms. Kalpana Morparia, Ms. Chanda D. Kochhar, Dr. Nachiket Mor, Mr. Bhargav Dasgupta, Mr. K. Ramkumar, Ms. Madhabi Puri-Buch, Mr. Nagesh Pinge (who has since left the organization), Mr. Pravir Vohra, Ms. Ramni Nirula, Mr. Sanjiv Kerkar, Mr. V. Vaidyanathan and Ms. Vishakha Mulye in fiscal 2006, including bonus for fiscal 2005, was Rs.
143.7 million (US$ 3.2 million).

   Bonus

     Each year, our Board of Directors awards discretionary bonuses to employees and wholetime directors on the basis of performance and seniority. The performance of each employee is evaluated through a performance management appraisal system. The aggregate amount paid by ICICI Bank for bonuses to all eligible employees and wholetime directors for fiscal 2006 was Rs. 1.84 billion (US$ 40.0 million). This amount was paid in fiscal 2007.

   Employee Stock Option Scheme

     On January 24, 2000, our board approved an employee stock option scheme to attract, encourage and retain high performing employees. Our shareholders approved this scheme at the extraordinary general meeting on February 21, 2000. This scheme was drafted in accordance with guidelines issued by the Securities and Exchange Board of India. Under this scheme, up to 5.0% of our issued equity shares at March 31, 2000 could be allocated to employee stock options. The employee stock option scheme as amended by the Scheme of Amalgamation restricted the maximum number of options granted to any eligible employee (as defined below) in a year to 0.05% of our issued equity shares at the time of the grant, and the aggregate of all such options to 5.0% of our issued equity shares following the amalgamation. In April 2004, our board approved the recommendation of the Board Governance & Remuneration Committee to modify the limit of the aggregate number of options that could be granted under the employee stock option scheme to 5.0% of our issued capital as on the date of grant. The shareholders approved the modification at our annual general meeting held on September 20, 2004.

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

     The exercise price for options granted prior to June 30, 2003 is equal to the market price of our equity shares on the date of grant on the stock exchange, which recorded the highest trading volume on the date of grant. On June 30, 2003, the Securities and Exchange Board of India revised its guidelines on employee stock options. While the revised guidelines provided that companies were free to determine the exercise price of stock options granted by them, they prescribed accounting rules and other disclosures, including expensing of stock options in the income statement, which are applicable to our Indian GAAP consolidated financial statements, in the event the exercise price was not equal to the average of the high and low market price of the equity shares in the two week period preceding the date of grant of the options, on the stock exchange which recorded the highest trading volume during the two week period. Effective July 22, 2004, the Securities and Exchange Board of India revised this basis of pricing to the latest available closing price, prior to the date of the meeting of the Board of Directors in which options are granted, on the stock exchange which recorded the highest trading volume on that date. The exercise price for options granted by ICICI Bank on or after June 30, 2003, but before July 22, 2004 is equal to the average of the high and low market price of the equity shares in the two week period preceding the date of grant of the options, on the stock exchange which recorded the highest trading volume during the two week period. The exercise price of options granted on or after July 22, 2004 is equal to the closing price on the stock exchange which recorded the highest trading volume preceding the date of grant of options.

     The following table sets forth certain information regarding the stock option grants ICICI Bank has made under its employee stock option scheme. ICICI Bank granted all of these stock options at no cost to its employees. ICICI Bank has not granted any stock options to its non-wholetime directors.


                                                                 Number of options
                         Date of grant                                granted              Exercise price
------------------------------------------------------------------------------------------------------------------
February 21, 2000...........................................            1,713,000    Rs.    171.90     US$    3.86
April 26, 2001..............................................            1,580,200           170.00            3.82
March 27, 2002..............................................            3,155,000           120.35            2.71
April 25, 2003..............................................            7,338,300           132.05            2.97
July 25, 2003...............................................              147,500           157.03            3.53


                                                                 Number of options
                         Date of grant                                granted              Exercise price
------------------------------------------------------------------------------------------------------------------
October 31, 2003............................................                6,000           222.40            5.00
April 30, 2004..............................................            7,539,500           300.10            6.75
September 20, 2004..........................................               15,000           275.20            6.19
April 30, 2005..............................................            4,906,180           359.95            8.09
August 20, 2005.............................................               70,600           498.20           11.20
January 20, 2006............................................                5,000           569.55           12.80
April 29, 2006..............................................            6,267,400           576.80           12.97

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


                                                                 Number of options
                         Date of grant                                granted              Exercise price
------------------------------------------------------------------------------------------------------------------
August 3, 1999..............................................            2,323,750    Rs.     85.55     US$    1.92
April 28, 2000..............................................            2,902,500           133.40            3.00
November 14, 2000...........................................               20,000            82.90            1.86
May 3, 2001.................................................            3,145,000            82.00            1.84
August 13, 2001.............................................               60,000            52.50            1.18
March 27, 2002..............................................            6,473,700            60.25            1.35

------------
(1) The exercise price is equal to the market price of ICICI's equity shares on the date of grant. However, the share options granted on August 3, 1999 were accounted as a variable plan resulting in a compensation cost of Rs.97 million (US$2 million) which is being amortized over the vesting period.

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

     The following table sets forth certain information regarding the options granted by ICICI Bank (including options granted by ICICI adjusted in accordance with the Scheme of Amalgamation) at August 31, 2006.

                             Particulars                                                ICICI Bank
------------------------------------------------------------------------------------------------------
Options granted.................................................................            40,206,155
Options vested..................................................................            22,543,132
Options exercised...............................................................            15,373,911
Options forfeited/lapsed........................................................             4,328,135
Extinguishment or modification of options.......................................                  None
Amount realized by sale of options..............................................   Rs.   2,395,034,837
Total number of options in force................................................            20,504,109

     ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company each have an employee stock option plan for their respective wholetime directors and employees

   Loans

     ICICI Bank has internal rules and regulations to grant loans to employees and wholetime directors to acquire certain assets such as property, vehicles and other consumer durables. ICICI Bank's loans to employees have been made at interest rates ranging from 2.5% to 3.5% per annum and are repayable over fixed periods of time. The loans are generally secured by the assets acquired by the employees. Pursuant to the Banking Regulation Act, ICICI Bank's non-whole time directors are not eligible for any loans. At year-end fiscal 2006, there were loans of Rs.4.7 billion (US$105.7 million), compared to loans of Rs.4.5 billion (US$101.2 million) at year-end fiscal 2005, outstanding to ICICI Bank employees. This amount included loans of Rs.57 million (US$1.3 million), compared to Rs.70 million (US$1.6 million) at year-end fiscal 2005, to certain of its directors and executive officers (including employees who became executive officers during fiscal 2006), made on the same terms, including as to interest rates and collateral, as loans to other employees.

   Gratuity

     Under Indian law, ICICI Bank is required to pay a gratuity to employees who retire or resign after at least five years of continuous service. ICICI Bank makes contributions to three separate gratuity funds, for employees inducted from ICICI, employees inducted from Bank of Madura and employees of ICICI Bank other than employees inducted from ICICI and Bank of Madura.

     The gratuity funds for employees inducted from ICICI and Bank of Madura are separate gratuity funds managed by ICICI Prudential Life Insurance Company Limited. Actuarial valuation of the gratuity liability is determined by an actuary appointed by ICICI Prudential Life Insurance Company Limited. The investments of the funds are made according to rules prescribed by the government of India. The accounts of the funds are audited by independent auditors. The total corpus of these funds at year-end fiscal 2006 based on their unaudited financial statements was Rs.493 million (US$11.1 million).

     The gratuity fund for employees of ICICI Bank other than employees inducted from ICICI and Bank of Madura, is administered by the Life Insurance Corporation of India. In accordance with the gratuity fund's rules, actuarial valuation of gratuity liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality and staff turnover. The total corpus of the funds at year-end fiscal 2006 was Rs.281million (US$6.3 million) compared to Rs.184 million (US$ 4.1 million) at year-end fiscal 2005.

   Superannuation Fund

     ICICI Bank contributes 15.0% of the total annual salary of each employee to a superannuation fund for ICICI Bank employees. ICICI Bank's employees get an option on retirement or resignation to receive one-third of the total balance and a monthly pension based on the remaining two-third balance. In the event of death of an employee, his or her beneficiary receives the remaining accumulated balance of 66.7%. ICICI Bank also gives a cash option to its employees, allowing them to receive the amount contributed by ICICI Bank in their monthly salary during their employment. From fiscal 2006, the superannuation fund is being administered by Life Insurance Corporation of India and ICICI
Prudential Life Insurance Company Limited. Employees have the option to retain the existing balance with Life Insurance Corporation of India or seek a transfer to ICICI Prudential Insurance Company Limited. The total corpus of the superannuation fund was Rs.919 million (US$20.7 million) at year-end fiscal 2006 compared to Rs.812 million (US$18.3 million) at year-end fiscal 2005.

   Provident Fund

     ICICI Bank is statutorily required to maintain a provident fund as a part of its retirement benefits to its employees. There are separate provident funds for employees inducted from Bank of Madura (other than those employees who have opted for pensions), and for other employees of ICICI Bank. These funds are managed by in-house trustees. Each employee contributes 12.0% of his or her basic salary (10.0% for clerks and sub-staff of Bank of Madura) and ICICI Bank contributes an equal amount to the funds. The investments of the funds are made according to rules prescribed by the government of India. The accounts of the funds are audited by independent auditors. The total corpuses of the funds for employees inducted from Bank of Madura, and other employees of ICICI Bank at year-end fiscal 2006 were Rs. 396.6 million (US$ 8.9 million), and Rs.2.36 billion (US$ 53.1 million) respectively. ICICI Bank made aggregate contributions of Rs. 417 million (US$9.4 million) to these funds during fiscal 2006, compared to Rs.280 million (US$ 6.3 million) in fiscal 2005.

   Pension Fund

     Out of the employees inducted from Bank of Madura and employed with ICICI Bank at year-end fiscal 2006, 296 employees had opted for pensions and 680 employees had opted for a provident fund. For employees who opted for a provident fund, ICICI Bank's contribution of 12.0% of his or her basic salary (10% for clerks and sub-staff) is credited to the provident fund every month. For employees who opted for pensions, ICICI Bank's contribution of 12.0% of his or her basic salary (10% for clerks and sub-staff) is credited to the pension fund every month. These funds are managed by in-house trustees. The investments of the funds are made according to rules prescribed by the government of India. The accounts of the fund are audited by independent auditors. The employees who opted for pensions are entitled to a monthly pension from the day after their retirement. ICICI Bank also gives a cash option to employees, allowing them to receive the present value of one-third of their monthly pension in total satisfaction. Upon death of an employee, family members are entitled to payment of a family pension pursuant to the rules in this regard. The corpus of the fund at year-end fiscal 2006 was Rs.1.03 billion (US$23.2 million), compared to Rs.923 million (US$20.8 million) at year-end fiscal 2005.

Interest of Management in Certain Transactions

     Except as otherwise stated in this annual report, no amount or benefit has been paid or given to any of our directors or executive officers.

                     OVERVIEW OF THE INDIAN FINANCIAL SECTOR

     The information in this section has been extracted from publicly available documents from various sources, including officially prepared materials from the Government of India and its various ministries and the Reserve Bank of India, and has not been prepared or independently verified by us. This is the latest available information to our knowledge at August 31, 2006.

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

o    insurance companies; and

o    mutual funds.

     Until the early 1990s, the Indian financial system was strictly controlled. Interest rates were administered, formal and informal parameters governed asset allocation, and strict controls limited entry into and expansion within the financial sector. The Government of India's economic reform program, which began in 1991, encompassed the financial sector. The first phase of the reform process began with the implementation of the recommendations of the Committee on the Financial System, the Narasimham Committee I. The second phase of the reform process began in 1999. See "Banking Sector Reform--Committee on Banking Sector Reform (Narasimham Committee II)".

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

Commercial Banks

     Commercial banks in India have traditionally focused only on meeting the short-term financial needs of industry, trade and agriculture. At year-end fiscal 2006, there were 218 scheduled commercial banks in the country, with a network of 68,681 branches serving approximately Rs.20.93 trillion (US$ 471 billion) in deposit accounts. Scheduled commercial banks are banks that are listed in the schedule to the Reserve Bank of India Act, 1934, and are further categorized as public sector banks, private sector banks and foreign banks. Scheduled commercial banks have a presence throughout India, with approximately 66.8% of bank branches located in rural or semi-urban areas of the country. A large number of these branches belong to the public sector banks.

   Public Sector Banks

     Public sector banks make up the largest category in the Indian banking system. They include the State Bank of India and its seven associate banks, 19 nationalized banks and 133 regional rural banks. Excluding the regional rural banks, the remaining public sector banks have 47,688 branches, and accounted for 70.6% of the outstanding gross bank credit and 71.9% of the aggregate deposits of the scheduled commercial banks at year-end fiscal 2006. The public sector banks' large network of branches enables them to fund themselves out of low cost deposits.

     The State Bank of India is the largest bank in India. At year-end fiscal 2006, the State Bank of India and its seven associate banks had 13,820 branches. They accounted for 23.4% of aggregate deposits and 23.1% of outstanding gross bank credit of all scheduled commercial banks.

     Regional rural banks were established from 1976 to 1987 by the central government, state governments and sponsoring commercial banks jointly with a view to develop the rural economy. Regional rural banks provide credit to small farmers, artisans, small entrepreneurs and agricultural laborers. The National Bank for Agriculture and Rural Development is responsible for regulating and supervising the functions of the regional rural banks. In 1986 the Kelkar Committee made comprehensive recommendations covering both the organizational and operational aspects of regional rural banks, several of which were incorporated as amendments to the Regional Rural Banking Act, 1976. As part of comprehensive restructuring programme, recapitalization of the regional rural banks was initiated in fiscal 1995, a process which continued until fiscal 2000 and covered 187 regional rural banks with aggregate financial support of Rs.21.88 billion (US$492 million) from the stakeholders. Simultaneously, prudential norms on income-recognition, asset classification and provisioning for loan-losses following customary banking benchmarks were introduced.

     At year-end fiscal 2006, there were 133 regional rural banks with 14,372 branches, accounting for 3.4% of aggregate deposits and 2.6% of gross bank credit outstanding of scheduled commercial banks. During fiscal 2006, the number of regional rural banks was reduced from 173 to 133 through amalgamations of several regional rural banks.

   Private Sector Banks

     After the first phase of bank nationalization was completed in 1969, public sector banks made up the largest portion of Indian banking. The focus on public sector banks was maintained throughout the 1970s and 1980s. In addition, existing private sector banks which showed signs of an eventual default were merged with state-owned banks. In July 1993, as part of the banking reform process and as a measure to induce competition in the banking sector, the Reserve Bank of India permitted entry of the private sector into the banking system. This resulted in the introduction of private sector banks, including ICICI Bank. These banks are collectively known as the "new" private sector banks. At the end of June 2005, there were nine "new" private sector banks. A merger between two of these banks, Centurion Bank and Bank of Punjab, came into effect from October 1, 2005. In addition, 21 private sector banks existing prior to July 1993 were operating at year-end fiscal 2006.

     At year-end fiscal 2006, private sector banks accounted for approximately 19.4% of aggregate deposits and 20.2% of gross bank credit outstanding of the scheduled commercial banks. Their network of 6,385 branches accounted for 9.3% of the total branch network of scheduled commercial banks in the country. At year-end fiscal 2006, ICICI Bank accounted for approximately 8.7% of aggregate deposits and 10.0% of non-food credit outstanding of the scheduled commercial banks.

     During fiscal 2007 (through September 2006), two private sector banks merged under a scheme of amalgamation by the Indian government subsequent to one of them being placed under moratorium by the Reserve Bank of India. The Reserve Bank of India has issued a draft scheme of amalgamation of two other private sector banks subsequent to placing one of them under moratorium. See also "Supervision and Regulation - Reserve Bank of India Regulation - Moratorium, Reconstruction
& Amalgamation of Banks".

   Foreign Banks

     At year-end fiscal 2006, there were 29 foreign banks with 236 branches operating in India. Foreign banks accounted for 5.3% of aggregate deposits and 6.5% of outstanding gross bank credit of scheduled commercial banks at year-end fiscal 2006. As part of the liberalization process, the Reserve Bank of India has permitted foreign banks to operate more freely, subject to requirements largely similar to those imposed on domestic banks. The primary activity of most foreign banks in India has been in the corporate segment. However, some of the larger foreign banks have made consumer financing a larger part of their portfolios. These banks offer products such as automobile finance, home loans, credit cards and household consumer finance. Foreign banks operate in India through branches of the parent bank. Certain foreign banks also have wholly-owned non-bank finance company subsidiaries or joint ventures for both corporate and retail lending. In a circular dated July 6, 2004, the Reserve Bank of India stipulated that banks should not acquire any fresh stake in a bank's equity shares, if by such acquisition, the investing bank's holding exceeded 5.0% of the investee bank's equity capital. This also applies to holdings of foreign banks with a presence in India, in Indian banks.

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

    o During the second phase (from April 2009 onwards), after a review of the first phase, foreign banks would be allowed to acquire up to 74.0% in private sector banks in India.

   Cooperative Banks

     Cooperative banks cater to the financing needs of agriculture, small industry and self-employed businessmen in urban and semi-urban areas of India. The state land development banks and the primary land development banks provide long-term credit for agriculture. In the light of liquidity and insolvency problems experienced by some cooperative banks in fiscal 2001, the Reserve Bank of India undertook several interim measures, pending formal legislative changes, including measures related to lending against shares, borrowings in the call market and term deposits placed with other urban cooperative banks. Presently the Reserve Bank of India is responsible for supervision and regulation of urban cooperative banks, and the National Bank for Agriculture and Rural Development for state cooperative banks and district central cooperative banks. The Banking Regulation (Amendment) and Miscellaneous Provisions Act, 2004 provides for the regulation of all cooperative banks by the Reserve Bank of India. See also "Recent Structural Reforms -- Proposed
Amendments to the Banking Regulation Act". In its Annual Policy Statement for fiscal 2005, the Reserve Bank of India announced that it proposed to consider issuance of fresh licenses to urban cooperative banks only after a comprehensive policy on urban cooperative banks was in place, including an appropriate legal and regulatory framework for the sector. In the mid-term review of the annual policy statement for fiscal 2005, the Reserve Bank of India announced that a vision document for the future role of urban cooperative banks is being evolved to ensure depositors' interests and avoid contagion while providing useful service to local communities. With respect to structural issues, the Reserve Bank of India has stated that it would be encouraging growth of strong and viable entities within this sector through consolidation. A task force appointed by the Government of India to examine the reforms required in the cooperative banking system submitted its report in December 2004. It recommended several structural, regulatory and operational reforms for cooperative banks, including the provision of financial assistance by the government for revitalizing this sector. In the Union Budget for fiscal 2006, the Finance Minister accepted the recommendations of the Task Force in principle and proposed to call state governments for consultation and begin to implement the recommendations in the states willing to do so. In the Annual Policy Statement for fiscal 2006, the Reserve Bank of India has stated that it is in the process of preparing a medium-term framework for urban cooperative banks.

Long-Term Lending Institutions

     The long-term lending institutions were established to provide medium-term and long-term financial assistance to various industries for setting up new projects and for the expansion and modernization of existing facilities. These institutions provided fund-based and non-fund-based assistance to industry in the form of loans, underwriting, direct subscription to shares, debentures and guarantees. The primary long-term lending institutions included Industrial Development Bank of India (now a bank), IFCI Limited, Industrial Investment Bank of India as well as ICICI prior to the amalgamation.

     The long-term lending institutions were expected to play a critical role in Indian industrial growth and, accordingly, had access to concessional government funding. However, in recent years, the operating environment of the long-term lending institutions has changed substantially. Although the initial role of these institutions was largely limited to providing a channel for government funding to industry, the reform process required them to expand the scope of their business activities, including into:

    o   fee-based activities like investment banking and advisory services; and

    o short-term lending activity including making corporate finance and working capital loans.

     Pursuant to the recommendations of the Narasimham Committee II and the Khan Working Group, a working group created in 1999 to harmonize the role and operations of long-term lending institutions and banks, the Reserve Bank of India, in its mid-term review of monetary and credit policy for fiscal 2000, announced that long-term lending institutions would have the option of transforming themselves into banks subject to compliance with the prudential norms as applicable to banks. In April 2001, the Reserve Bank of India issued guidelines on several operational and regulatory issues which were required to be addressed in evolving the path for transition of a long-term lending institution into a universal bank. See "Recent Structural Reforms - Universal Banking Guidelines". In April 2002, ICICI merged with ICICI Bank. The Industrial Development Bank (Transfer of Undertaking and Repeal) Act, 2003 converted the Industrial Development Bank of India into a banking company incorporated under the Companies Act, 1956 on September 27, 2004, with exemptions from certain statutory and regulatory norms applicable to banks, including an exemption for a period of five years from the statutory liquidity ratio. IDBI Bank Limited, a new private sector bank that was a subsidiary of the Industrial Development Bank of India, was merged with the Industrial Development Bank of India in April 2005.

Non-Bank Finance Companies

     There are over 13,000 non-bank finance companies in India, mostly in the private sector. All non-bank finance companies are required to register with the Reserve Bank of India. The non-bank finance companies may be categorized into entities which take public deposits and those which do not. The companies which take public deposits are subject to strict supervision and capital adequacy requirements of the Reserve Bank of India. ICICI Securities Limited, our subsidiary, is a non-bank finance company, which does not accept public deposits. The primary activities of the non-bank finance companies are consumer credit, including automobile finance, home finance and consumer durable products finance, wholesale finance products such as bill discounting for small and medium-sized companies, and fee-based services such as investment banking and underwriting. In 2003, Kotak Mahindra Finance Limited, a large non-bank finance company was granted a banking license by the Reserve Bank of India and converted itself into Kotak Mahindra Bank.

     Over the past few years, certain non-bank finance companies have defaulted to investors and depositors, and consequently actions (including bankruptcy proceedings) have been initiated against them, many of which are currently pending. See also "Reforms of the Non-Bank Finance Companies".

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

   Insurance Companies

     Currently, there are 32 insurance companies in India, of which 16 are life insurance companies, 15 are general insurance companies and one is a re-insurance company. Of the 16 life insurance companies, 15 are in the private sector and one is in the public sector. Among the general insurance companies, nine are in the private sector and six (including the Export Credit Guarantee Corporation of India Limited and the Agriculture Insurance Company of India Limited) are in the public sector. The re-insurance company, General Insurance Corporation of India, is in the public sector. Life Insurance Corporation of India, General Insurance Corporation of India and public sector general insurance companies also provide long-term financial assistance to the industrial sector. We have joint ventures in each of the life insurance and the general insurance sectors. Our life insurance joint venture, ICICI Prudential Life Insurance Company Limited, and our general insurance joint venture, ICICI Lombard General Insurance Company Limited, are both major players in their respective segments. During fiscal 2005, the gross premiums underwritten by all general insurance companies and the total new premiums of all life insurance companies amounted to Rs.181.0 billion (US$ 4.1 billion) and Rs.253.4 billion (US$5.7 billion) respectively. First year premium underwritten in the life insurance sector recorded a growth of 40.6% to reach Rs.358.98 billion (US$ 8.1 billion) in fiscal 2006 with the private sector's retail market share (on weighted received premium basis) increasing from 25.4% in fiscal 2005 to 34.2% in fiscal 2006. Gross premium in the non-life insurance sector (excluding Export Credit Guarantee Corporation of India Limited) grew by 16.2% to Rs.203.79 billion (US$ 4.6 billion) in fiscal 2006 with the private sector's market share increasing from 20.3% in fiscal 2005 to 26.6% in fiscal 2006.

     The insurance sector in India is regulated by the Insurance Regulatory and Development Authority. In December 1999, the parliament passed the Insurance Regulatory and Development Authority Act, 1999. This Act opened up the Indian insurance sector for foreign and private investors. The Act allows foreign equity participation in new insurance companies of up to 26.0%. The new company should have a minimum paid up equity capital of Rs.1.0 billion (US$ 22 million) to carry on the business of life insurance or general insurance or Rs.2.0 billion (US$ 45 million) to carry on exclusively the business of reinsurance.

     In the monetary and credit policy for fiscal 2001, the Reserve Bank of India issued guidelines governing the entry of banks and financial institutions into the insurance business. The guidelines permit banks and financial institutions to enter the business of insurance underwriting through joint ventures provided they meet stipulated criteria relating to their net worth, capital adequacy ratio, profitability track record, level of non-performing loans and the performance of their existing subsidiary companies. The promoters of insurance companies have to divest in a phased manner their shareholding in excess of 26.0% (or such other percentage as may be prescribed), after a period of 10 years from the date of commencement of business or within such period as may be prescribed by the Indian government. The Indian government, while presenting its budget for fiscal 2005, proposed an increase in the limit on foreign equity participation in private sector insurance companies from 26.0% to 49.0%. However, this requires an amendment to the Insurance Regulatory and Development Authority Act 1999 and has not been implemented as yet.

   Mutual Funds

     At the end of July 2006 , there were 29 mutual funds in India with total assets under management of Rs. 2,792.4 billion (US$ 62.8 billion). From 1963 to 1987, Unit Trust of India was the only mutual fund operating in the country. It was set up in 1963 at the initiative of the government and the Reserve Bank of India. From 1987 onwards, several other public sector mutual funds entered this sector. These mutual funds were established by public sector banks, the Life Insurance Corporation of India and General Insurance Corporation of India. The mutual funds industry was opened up to the private sector in 1993. The industry is regulated by the SEBI (Mutual Fund) Regulation, 1996. At the end of July 2006, there were 24 private sector mutual funds with a 80.6% market share in terms of total assets under management. Our asset management joint venture, Prudential ICICI Asset Management Company Limited, was the largest mutual fund in India based on assets under management at July 31, 2006.

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

    o most of the restrictions on interest rates for deposits were removed. Commercial banks were allowed to set their own level of interest rates for all deposits except savings bank deposits; and

    o substantial capital infusion to several state-owned banks was approved in order to bring their capital adequacy closer to internationally accepted standards. By the end of fiscal 2002, aggregate recapitalization amounted to Rs.217.5 billion (US$ 4.9 billion). The stronger public sector banks were given permission to issue equity to further increase capital.

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

Recent Structural Reforms

   Amendments to the Reserve Bank of India Act

     In May 2006, the Indian Parliament approved amendments to the Reserve Bank of India Act removing the minimum cash reserve ratio requirement of 3.0%, giving the Reserve Bank of India discretion to reduce the cash reserve ratio to less than 3.0%. The amendments also resulted in no interest being payable by the Reserve Bank of India on cash reserve ratio balances. Further, the amendments also created a legal and regulatory framework for derivative instruments.

   Recent Amendments to Laws Governing Public Sector Banks

     The Indian Parliament recently amended the laws governing India's public sector banks permitting these banks to issue preference shares and make preferential allotments or private placements of equity, The amendments also empower the Reserve Bank of India to prescribe `fit and proper' criteria for directors of these banks, and permit supercession of their boards and appointment of administrators in certain circumstances.

   Proposed Amendments to the Banking Regulation Act

     Legislation seeking to amend the Banking Regulation Act has been introduced in the Indian Parliament. As presently drafted, the main amendments propose to:

    o permit all banking companies to issue preference shares that will not carry any voting rights;

    o make prior approval of the Reserve Bank of India mandatory for the acquisition of more than 5.0% of a banking company's paid up capital or voting rights by any individual or firm or group;

    o remove the minimum statutory liquidity ratio requirement of 25.0%, giving the Reserve Bank of India discretion to reduce the statutory liquidity ratio to less than 25.0%. See also "Supervision and Regulation -- Legal Reserve Requirements -- Statutory Liquidity Ratio"; and

    o remove the limit of 10.0% on the maximum voting power exercisable by a shareholder in a banking company.

   Legislative Framework for Recovery of Debts due to Banks

     In fiscal 2003, the Indian Parliament passed the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002. This Act provides that a secured creditor may, in respect of loans classified as non-performing in accordance with the Reserve Bank of India guidelines, give notice in writing to the borrower requiring it to discharge its liabilities within 60 days, failing which the secured creditor may take possession of the assets constituting the security for the loan, and exercise management rights in relation thereto, including the right to sell or otherwise dispose of the assets. This Act also provides for the setting up of asset reconstruction companies regulated by the Reserve Bank of India to acquire assets from banks and financial institutions. The Reserve Bank of India has issued guidelines for asset reconstruction companies in respect of their establishment, registration and licensing by the Reserve Bank of India, and operations. Asset Reconstruction Company (India) Limited, set up by us, Industrial Development Bank of India, State Bank of India and certain other banks and institutions, has received registration from the Reserve Bank of India and commenced operation in August 2003. Foreign direct investment is now permitted in the equity capital of asset reconstruction companies and investment by Foreign Institutional Investors registered with the Securities and Exchange Board of India is permitted in security receipts issued by asset reconstruction companies, subject to certain conditions and restrictions.

     Several petitions challenging the constitutional validity of the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 were filed before the Indian Supreme Court. The Supreme Court, in April 2004, upheld the constitutionality of the Act, other than the requirement originally included in the Act that the borrower deposit 75.0% of the dues with the debt recovery tribunal as a pre-condition for appeal by the borrower against the enforcement measures. In November 2004, the Government of India issued an ordinance amending the Securitisation Act. The Indian Parliament has subsequently passed this ordinance as an Act. This Act, as amended, now provides that a borrower may make an objection or representation to a secured creditor after a notice is issued by the secured creditor to the borrower under the Act demanding payment of dues. The secured creditor has to give reasons to the borrower for not accepting the objection or representation. The Act also introduces a deposit requirement for borrowers if they wish to appeal the decision of the debt recovery tribunal. Further, the Act permits a lender to take over the business of a borrower under the Securitisation Act under certain circumstances (unlike the earlier provisions under which only assets could be taken over). See "Supervision and Regulation -- Reserve Bank of India Regulations -- Regulations relating to Sale of Assets to Asset Reconstruction Companies."

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

   Pension Reforms

     Currently, there are three categories of pension schemes in India: pension schemes for government employees, pension schemes for employees in the organized sector and voluntary pension schemes. In case of pension schemes for government employees, the government pays its employees a defined periodic benefit upon their retirement. Further, the contribution towards the pension scheme is funded solely by the government and not matched by a contribution from the employees. The Employees Provident Fund, established in 1952, is a mandatory program for employees of certain establishments. It is a contributory program that provides for periodic contributions of 10% to 12% of the basic salary by both the employer and the employees. The contribution is invested in prescribed securities and the accumulated balance in the fund (including the accretion thereto) is paid to the employee as a lump sum on retirement. Besides these, there are voluntary pension schemes administered by the government (the Public Provident Fund to which contribution may be made up to a maximum of Rs.70,000 or US$ 1,574 per annum) or offered by insurance companies, where the contribution may be made on a voluntary basis. Such voluntary contributions are often driven by tax benefits offered under the scheme.

     In 1998, the government commissioned the Old Age Social and Income Security (OASIS) project and nominated an expert committee to suggest changes to the existing policy framework. The committee submitted its report in January 2000, recommending a system for private sector management of pension funds to provide market-linked returns. It also recommended the establishment of a separate pensions regulatory authority to regulate the pensions system. Subsequently, in the budget for fiscal 2001, the government announced that a high level committee would be formulated to design a contribution-based pension scheme for new government recruits. The government also requested the Insurance Regulatory and Development Authority to draw up a roadmap for implementing the OASIS Report. The Insurance Regulatory and Development Authority submitted its report in October 2001. The report suggested that pension fund managers should constitute a separate legal entity to conduct their pension business. In August 2003, the government announced that it would be mandatory for its new employees (excluding defense personnel) to join a new defined contribution pension scheme where both the government and the employee would make monthly contributions of 10% of the employee's salary. The government also announced that a Pension Fund Development and Regulatory Authority would be set up to regulate the pension industry. The government constituted the interim Pension Fund Development and Regulatory Authority on October 11, 2003. In December 2003, the government announced that the new pension scheme would be applicable to all new recruits to Indian government service (excluding defense personnel) from January 1, 2004. Further, on December 30, 2004, the government promulgated an ordinance establishing the statutory regulatory body, Pension Fund Regulatory and Development Authority (PFRDA) to undertake promotional, developmental and regulatory functions with respect to the pension sector. In March 2005, the Government tabled the Pension Fund and Development Authority Bill in Parliament. The Union Budget for fiscal 2006 has recognized the opportunities for foreign direct investment in the pension sector and it has also announced that the government would issue guidelines for such investment.

Credit Policy Measures

     The Reserve Bank of India issues an annual policy statement setting out its monetary policy stance and announcing various regulatory measures. It issues a review of the annual policy statement on a quarterly basis.

   Annual Policy Statement for Fiscal 2007

     In its annual policy statement for fiscal 2007 announced in April 2006, the Reserve Bank of India:

     o Raised the requirement of general provisioning on standard advances to specific sectors like residential housing loans beyond Rs.2.0 million (US$44,964) and commercial real estate loans from 0.40% to 1.0%.

     o Increased the risk weight on commercial real estate exposure from 125.0% to 150.0%.

     o Proposed to include banks' total exposure to venture capital funds as a part of capital market exposure with a risk weight of 150.0%.

     o Raised the ceiling on non resident external deposit rates to LIBOR/SWAP rates of US Dollar of corresponding maturities plus 100 basis points from the existing level of 75 basis points above LIBOR/SWAP rates;

   First Quarter Review of Annual Policy Statement for Fiscal 2007

     In its first quarter review of the annual policy statement announced on July 25, 2006, the Reserve Bank of India has raised the reverse repo rate by 25 basis points to 6.0% with immediate effect. The bank rate remained unchanged at 6.0%.

Reforms of the Non-Bank Finance Companies

     Standards relating to income recognition, provisioning and capital adequacy were prescribed for non-bank finance companies in June 1994. Registered non-bank finance companies were required to achieve a minimum capital adequacy of 6.0% by year-end fiscal 1995 and 8.0% by year-end fiscal 1996 and to obtain a minimum credit rating. To encourage the companies complying with the regulatory framework, the Reserve Bank of India announced in July 1996 certain liberalization measures under which the non-bank finance companies registered with it and complying with the prudential norms and credit rating requirements were granted freedom from the ceiling on interest rates on deposits and amount of deposits. Other measures introduced include requiring non-bank finance companies to maintain a certain percentage of liquid assets and to create a reserve fund. The percentage of liquid assets to be maintained by non-bank finance companies has been revised uniformly upwards and, since April 1999, 15.0% of public deposits must be maintained. From January 1, 2000 the requirement should not be less than 10.0% in approved securities and the remaining in unencumbered term deposits in any scheduled commercial bank, the aggregate of which shall not be less than 15.0% of the "public deposit" outstanding at the close of business on the last working day of the second preceding quarter. The maximum rate of interest that non-bank finance companies could pay on their public deposits was reduced from 12.5% per annum to 11.0% per annum effective March 4, 2003.

     Efforts have also been made to integrate non-bank finance companies into the mainstream financial sector. The first phase of this integration covered measures relating to registrations and standards. The focus of supervision has now shifted to non-bank finance companies accepting public deposits. This is because companies accepting public deposits are required to comply with all the directions relating to public deposits, prudential norms and liquid assets. A task force on non-bank finance companies set up by the Government of India submitted its report in October 1998, and recommended several steps to rationalize the regulation of non-bank finance companies. Accepting these recommendations, the Reserve Bank of India issued new guidelines for non-bank finance companies, which were as follows:

     o a minimum net owned fund of Rs.2.5 million (US$ 56, 205) is mandatory before existing non-bank finance companies may accept public deposits;

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

     In the monetary and credit policy for fiscal 2000, the Reserve Bank of India stipulated a minimum capital base of Rs.20 million (US$ 449,640) for all new non-bank finance companies. In the Government of India's budget for fiscal 2002, the procedures for foreign direct investment in non-bank finance companies were substantially liberalized.

     During fiscal 2003, the Reserve Bank of India introduced a number of measures to enhance the regulatory and supervisory standards of non-bank finance companies, especially in order to bring them at par with commercial banks, in select operations, over a period of time. Other regulatory measures adopted and subsequently revised in November 2004 included aligning interest rates in this sector with the rates prevalent in the rest of the economy, tightening prudential norms and harmonizing supervisory directions with the requirements of the Companies Act, procedural changes in nomination facilities, issuance of a Know Your Customer policy and allowing non-bank finance companies to take up insurance agency business.

     In 2005, the Reserve Bank of India introduced stricter regulatory measures for non-bank finance companies, including stringent reporting requirements and revised Know Your Customer guidelines.

                           SUPERVISION AND REGULATION

     The main legislation governing commercial banks in India is the Banking Regulation Act. Other important laws include the Reserve Bank of India Act, the Negotiable Instruments Act and the Banker's Books Evidence Act. Additionally, the Reserve Bank of India, from time to time, issues guidelines to be followed by banks. Compliance with all regulatory requirements is evaluated with respect to financial statements under Indian GAAP.

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

     ICICI Bank, being licensed as a banking company, is regulated and supervised by the Reserve Bank of India. The Reserve Bank of India requires ICICI Bank to furnish statements, information and certain details relating to its business. It has issued guidelines for commercial banks on recognition of income, classification of assets, valuation of investments, maintenance of capital adequacy and provisioning for non-performing assets. The Reserve Bank of India has set up a Board for Financial Supervision, under the chairmanship of the Governor of the Reserve Bank of India. The appointment of the auditors of banks is subject to the approval of the Reserve Bank of India. The Reserve Bank of India can direct a special audit in the interest of the depositors or in the public interest.

   Regulations relating to the Opening of Branches

     Section 23 of the Banking Regulation Act provides that banks must obtain the prior approval of the Reserve Bank of India to open new branches. Permission is granted based on factors such as the financial condition and history of the banking company, its management, adequacy of capital structure and earning prospects and the public interest. The Reserve Bank of India may cancel the license for violations of the conditions under which it was granted. Under the banking license granted to ICICI Bank by the Reserve Bank of India, ICICI Bank is required to have at least 25.0% of its branches located in rural and semi-urban areas. A rural area is defined as a center with a population of less than 10,000. A semi-urban area is defined as a center with a population of greater than 10,000 but less than 100,000. These population figures relate to the 1991 census conducted by the Government of India. In September 2005, the Reserve Bank of India issued a new branch authorization policy in terms of which the existing system of granting authorizations for opening individual branches from time to time will be replaced by a system of aggregated approvals on an annual basis. The Reserve Bank of India will discuss with individual banks their branch expansion strategies and plans over the medium term. The term "branch" for this purpose has been defined to also include extension counters, offsite ATMs, administrative offices and back offices. While processing authorization requests, the Reserve Bank of India will give importance to the nature and scope of banking services particularly in under-banked areas, actual credit flow to the priority sector and efforts to promote financial inclusion, the need to induce enhanced competition in the banking sector, the bank's regulatory compliance, quality of governance, risk management and relationships with subsidiaries and affiliates.

   Capital Adequacy Requirements

     ICICI Bank is subject to the capital adequacy requirements of the Reserve Bank of India, which, based on the guidelines of the Basel Committee on Banking Regulations and Supervisory Practices, 1998, require ICICI Bank to maintain a minimum ratio of capital to risk adjusted assets and off-balance sheet items of 9.0%, at least half of which must be Tier I capital.

     The total capital of a banking company is classified into Tier I and Tier II capital. Tier I capital, the core capital, provides the most permanent and readily available support against unexpected losses. It comprises paid-up capital and reserves consisting of any statutory reserves, free reserves as reduced by equity investments in subsidiaries, intangible assets and losses in the current period and those brought forward from the previous period. In fiscal 2003, the Reserve Bank of India issued a guideline requiring a bank's deferred tax asset to be treated as an intangible asset and deducted from its Tier I capital.

     Tier II capital includes undisclosed reserves, revaluation reserves (at a discount of 55.0%), general provisions and loss reserves (allowed up to a maximum of 1.25% of risk weighted assets), hybrid debt capital instruments (which combine certain features of both equity and debt securities) and subordinated debt. Any subordinated debt is subject to progressive discounts each year for inclusion in Tier II capital and total subordinated debt considered as Tier II capital cannot exceed 50.0% of Tier I capital. Tier II capital cannot exceed Tier I capital.

     In January 2006, the Reserve Bank of India issued guidelines permitting banks to issue perpetual debt with a call option after not less than 10 years, to be exercised with its prior approval, for inclusion in Tier I capital up to a maximum of 15% of total Tier I capital, The Reserve Bank of India also permitted banks to issue debt instruments with a minimum maturity of 15 years and a call option after not less than 10 years, to be exercised with its prior approval, for inclusion in Tier II capital. In July 2006, the Reserve Bank of India issued guidelines permitting the issuance of Tier I and Tier II debt instruments denominated in foreign currencies. See also "Operating and Financial Review and Prospects - Capital Resources."

     Risk adjusted assets and off-balance sheet items considered for determining the capital adequacy ratio are the risk weighted total of specified funded and non-funded exposures. Degrees of credit risk expressed as percentage weighting have been assigned to various balance sheet asset items and conversion factors to off-balance sheet items. The value of each item is multiplied by the relevant weight or conversion factor to produce risk-adjusted values of assets and off-balance-sheet items. Standby letters of credit and guarantees are treated as similar to funded exposure and are subject to similar risk weight. All foreign exchange open positions carry a 100.0% risk weight. Capital requirements have also been prescribed for open positions in gold. In December 2004, the Reserve Bank of India increased the risk weights on housing loans from 50.0% to 75.0% and on consumer credit including personal loans and credit card receivables from 100.0% to 125.0% as a temporary counter-cyclical measure given the rapid growth of these segments. In July 2005, the Reserve Bank of India increased the risk weights on capital market exposure and exposure to commercial real estate from 100.0% to 125.0%. In its annual policy statement for fiscal 2007, the Reserve Bank of India further increased the risk weight on loans and exposure to commercial real estate from 125.0% to 150.0%. The risk weight for venture capital funds included for capital market exposure was increased to 150.0%. The Reserve Bank of India issued guidelines on securitization of standard assets on February 1, 2006. The guidelines define true sale, criteria to be met by special purpose vehicles set up for securitization, policy on provision of credit enhancement facilities, liquidity facilities, underwriting facilities and provision of services. The guidelines also cover capital requirements on securitization, prudential norms for investment in securities issued by special purpose vehicles, accounting treatment of the securitization transactions and disclosure requirements.

     Effective March 31, 2001, banks and financial institutions were required to assign a risk weight of 2.5% in respect of the entire investment portfolio to cover market risk, over and above the existing risk weights for credit risk in non-government and non-approved securities. In fiscal 2002, with a view to the building up of adequate reserves to guard against any possible reversal of the interest rate environment in the future due to unexpected developments, the Reserve Bank of India advised banks to build up an investment fluctuation reserve of a minimum of 5.0% of the bank's investment portfolio within a period of five years, by fiscal 2006. This reserve had to be computed with respect to investments in held for trading and available for sale categories. Investment fluctuation reserve is included in Tier II capital. In June 2004, the Reserve Bank of India issued guidelines on capital for market risk. The guidelines prescribe the method of computation of risk-weighted assets in respect of market risk. The aggregate risk weighted assets are required to be taken into account for determining the capital adequacy ratio. Banks were required to maintain a capital charge for market risk in respect of their trading book exposure (including derivatives) by year-end fiscal 2005 and securities included under available for sale category by year-end fiscal 2006. In October 2005, the Reserve Bank of India specified that banks that maintain capital for both credit risk and market risk for both held for trading and available for sale categories at year-end fiscal 2006 would be permitted to treat the entire balance in the investment fluctuation reserve as Tier I capital.

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

     The Reserve Bank of India guidelines stipulate the criteria for determining and classifying a non-performing asset set forth below:

     Asset Classification

     A non-performing asset is an asset in respect of which any amount of interest or principal is overdue for more than 90 days (180 days until year-end fiscal 2003). In particular, an advance is a non-performing asset where:

     o interest and/or installment of principal remains overdue for a period of more than 90 days in respect of a term loan;

     o the account remains "out-of-order" for a period of more than 90 days in respect of an overdraft or cash credit;

     o the bill remains overdue for a period of more than 90 days in case of bills purchased and discounted;

     o installment of interest or principal remains overdue for two harvest seasons for short duration crops or for one harvest season for long duration crops; or

     o any amount to be received remains overdue for a period of more than 90 days in respect of other accounts.

     Interest in respect of non-performing assets is not recognized or credited to the income account unless collected.

     Non-performing assets are classified as described below.

     Sub-Standard Assets. Assets that are non-performing assets for a period not exceeding 12 months (18 months until year-end fiscal 2004). In such cases, the current net worth of the borrower/guarantor or the current market value of the security charged is not enough to ensure recovery of dues to the banks in full. Such an asset has well-defined credit weaknesses that jeopardize the liquidation of the debt and are characterized by the distinct possibility that the bank will sustain some loss, if deficiencies are not corrected.

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

     Loss Assets. Assets on which losses have been identified by the bank or internal or external auditors or the Reserve Bank of India inspection but the amount has not been written off fully.

     There are separate guidelines for projects under implementation which are based on the achievement of financial closure and the date of approval of the project financing.

     The Reserve Bank of India also has separate guidelines for restructured loans. A fully secured restructured standard loan can be restructured by reschedulement of principal repayment and/or the interest element, but must be separately disclosed as a restructured loan. The amount of sacrifice, if any, in the element of interest, measured in present value terms, is either written off or provision is made to the extent of the sacrifice involved. Similar guidelines are applicable to sub-standard assets. The sub-standard accounts which have been subjected to restructuring, whether in respect of principal installment or interest amount, by whatever modality, are eligible to be upgraded to the standard category only after the specified period, i.e., a period of one year after the date when first payment of interest or of principal, whichever is earlier, falls due, subject to satisfactory performance during the period.

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

     Provisioning and Write-Offs

     Provisions are based on guidelines specific to the classification of the assets. The following guidelines apply to the various asset classifications:

     o Standard Assets. A general provision of 0.25% is required. In fiscal 2006, the Reserve Bank of India increased the general provisioning requirement from 0.25% to 0.40% (excluding direct advances to the agriculture and small and medium enterprise sectors). In its annual policy statement for fiscal 2007, the Reserve Bank of India increased the general provisioning on standard advances in specific sectors from 0.40% to 1.00%. These provisions are eligible for inclusion in Tier II capital for capital adequacy purposes up to the permitted extent. The Reserve Bank of India has permitted banks to phase in the additional provisioning over the fiscal 2007 to achieve the following levels of provisioning:

               i)   0.55% by June 30, 2006;

               ii)  0.70% by September 30, 2006;

               iii) 0.85% by December 31, 2006; and

               iv)  1.00% by March 31, 2007.

     o Sub-Standard Assets. A general provision of 10.0% of the total outstanding is required. However, unsecured exposures which are identified as substandard would attract an additional provision of 10.0%, i.e., a total of 20.0% on the outstanding balance.

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

     o Loss Assets. The entire asset is required to be written off or provided for, i.e., a 100.0% provision.

     o Restructured Loans. The amount of sacrifice, if any, in the element of interest, measured in present value terms, is either written off or provision is made to the extent of the sacrifice involved.

     In June 2006, the Reserve Bank of India issued prudential norms on creation and utilization of floating provisions (i.e., provisions which are not made in respect of specific non-performing assets or are made in excess of regulatory requirements for provisions for standard assets). The norms state that floating provisions can be used only for contingencies under extraordinary circumstances for making specific provisions in impaired accounts after obtaining approval from the Board of Directors and with the prior permission of the Reserve Bank of India. Floating provisions for advances and investments would be held separately and cannot be reversed by credit to the profit and loss account. Until utilization of such provisions, they can be netted off from gross non performing assets to arrive at disclosure of net non performing assets. Alternatively, floating provisions can be treated as part of Tier II capital within the overall ceiling of 1.25% of total risk-weighted assets. Further, floating provisions would not include specific voluntary provisions made by banks for advances at rates which are higher than the stipulated rates.

   Regulations relating to Making Loans

     The provisions of the Banking Regulation Act govern the making of loans by banks in India. The Reserve Bank of India issues directions covering the loan activities of banks. Some of the major guidelines of the Reserve Bank of India, which are now in effect, are as follows:

     o The Reserve Bank of India has prescribed norms for bank lending to non-bank financial companies and financing of public sector disinvestment.

     o Banks are free to determine their own lending rates but each bank must declare its prime lending rate as approved by its Board of Directors. Banks are required to declare a benchmark prime lending rate based on various parameters including cost of funds, operating expenses, capital charge and profit margin. Each bank should also indicate the maximum spread over the prime lending rate for all credit exposures other than retail loans. The interest charged by banks on advances up to Rs.200,000 (US$4,360) to any one entity (other than certain permitted types of loans including loans to individuals for acquiring residential property, loans for purchase of consumer durables and other non-priority sector personal loans) must not exceed the prime lending rate. Banks are also given freedom to lend at a rate below the prime lending rate in respect of creditworthy borrowers and exposures. Interest rates for certain categories of advances are regulated by the Reserve Bank of India.

     In terms of Section 20(1) of the Banking Regulation Act, a bank cannot grant any loans and advances against the security of its own shares, a banking company is prohibited from entering into any commitment for granting any loans or advances to or on behalf of any of its directors, or any firm in which any of its directors is interested as partner, manager, employee or guarantor, or any company (not being a subsidiary of the banking company or a company registered under Section 25 of the Companies Act, 1956, or a government company) of which, or the subsidiary or the holding company of which any of the directors of the bank is a director, managing agent, manager, employee or guarantor or in which he holds substantial interest, or any individual in respect of whom any of its directors is a partner or guarantor. There are certain exemptions in this regard as the explanation to the section provides that `loans or advances' shall not include any transaction which the Reserve Bank of India may specify by general or special order as not being a loan or advance for the purpose of such section.

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

   Regulations relating to Sale of Assets to Asset Reconstruction Companies

     The Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002, as amended, provides for sale of financial assets by banks and financial institutions to asset reconstruction companies. The Reserve Bank of India has issued guidelines to banks on the process to be followed for sales of financial assets to asset reconstruction companies. These guidelines provide that a bank may sell financial assets to an asset reconstruction company provided the asset is a non-performing asset. These assets are to be sold on `without recourse' basis only. A bank may sell a standard asset only if the borrower has a consortium or multiple banking arrangement, at least 75.0% by value of the total loans to the borrower are classified as non-performing and at least 75.0% by value of the banks and financial institutions in the consortium or multiple banking arrangement agree to the sale. The banks selling financial assets should ensure that there is no known liability devolving on them and that they do not assume any operational, legal or any other type of risks relating to the financial assets sold. Further, banks may not sell financial assets at a contingent price with an agreement to bear a part of the shortfall on ultimate realization. However, banks may sell specific financial assets with an agreement to share in any surplus realized by the asset reconstruction company in the future. While each bank is required to make its own assessment of the value offered in the sale before accepting or rejecting an offer for purchase of financial assets by an asset reconstruction company, in consortium or multiple banking arrangements where more than 75.0% by value of the banks or financial institutions accept the offer, the remaining banks or financial institutions are obliged to accept the offer. Consideration for the sale may be in the form of cash, bonds or debentures or security receipts or pass through certificates issued by the asset reconstruction company or trusts set up by it to acquire the financial assets. See also "Overview of the Indian Financial Sector - Recent Structural Reforms - Legislative Framework for Recovery of Debts Due to Banks".

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

     Prior to the amalgamation, the advances of ICICI were not subject to the requirement applicable to banks in respect of priority sector lending. Pursuant to the terms of the Reserve Bank of India's approval of the amalgamation, ICICI Bank is required to maintain a total of 50.0% of its domestic net bank credit on the residual portion of its advances (i.e., the portion of its total advances excluding advances of ICICI) in the form of priority sector advances. This additional requirement of 10.0% by way of priority sector advances will apply until such time as the aggregate priority sector advances reach a level of 40.0% of the total net bank credit of ICICI Bank.

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

     o Capital funds is the total capital as defined under capital adequacy norms (Tier I and Tier II capital).

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

   Regulations relating to Investments and Capital Market Exposure Limits

     Pursuant to the Reserve Bank of India guidelines, the exposure of banks to capital markets by way of investments in shares, convertible debentures, units of equity oriented mutual funds and loans to brokers, should not exceed 5.0% of total advances (including commercial paper) at March 31 of the previous fiscal year and investments in shares, convertible debentures and units of equity oriented mutual funds should not exceed 20.0% of the bank's net worth. However the exposure to capital markets in excess of 5.0% is permitted by the Reserve Bank of India on a case by case basis. In its mid-term review of its annual policy statement for fiscal 2006, announced on October 25, 2005, the Reserve Bank of India has proposed to restrict a bank's capital exposure to 40.0% of its net worth (both standalone and consolidated) and the consolidated direct capital market exposure to 20.0% of the consolidated net worth. Pursuant to the terms of the Reserve Bank of India's approval for the amalgamation, ICICI's project finance related investments are excluded from the computation of these limits for a period of five years from the amalgamation. In addition, the Reserve Bank of India has approved the exclusion of specific equity investments acquired by conversion of debt under restructuring schemes approved by the Corporate Debt Restructuring Forum.

     In November 2003, the Reserve Bank of India issued guidelines on investments by banks in non-Statutory Liquidity Ratio securities issued by companies, banks, financial institutions, central and state government sponsored institutions and special purpose vehicles. These guidelines apply to primary market subscriptions and secondary market purchases. Pursuant to these guidelines, banks are prohibited from investing in non-Statutory Liquidity Ratio securities with an original maturity of less than one year, other than commercial paper and certificates of deposits. Banks are also prohibited from investing in unrated securities. A bank's investment in unlisted non-Statutory Liquidity Ratio securities may not exceed 10.0% of its total investment in non-Statutory Liquidity Ratio securities as at the end of the preceding fiscal year with a sub-ceiling of 5.0% for investments in bonds of public sector undertakings. These guidelines do not apply to investments in security receipts issued by securitization or reconstruction companies registered with Reserve Bank of India and asset backed securities and mortgage backed securities with a minimum investment grade credit rating. These guidelines were effective April 1, 2004, with provision for compliance in a phased manner by January 1, 2005.

     In April 1999, the Reserve Bank of India, in its monetary and credit policy, stated that the investment by a bank in subordinated debt instruments, representing Tier II capital, issued by other banks and financial institutions should not exceed 10.0% of the investing bank's capital including Tier II capital and free reserves. In July 2004, the Reserve Bank of India imposed a ceiling of 10.0% of capital funds (Tier I plus Tier II capital) on investments by banks and financial institutions in equity shares, preference shares eligible for capital status, subordinated debt instruments, hybrid debt capital instruments and any other instrument approved as in the nature of capital, issued by other banks and financial institutions. Investments in the instruments which are not deducted from Tier I capital of the investing bank or financial institution, are subject to a 100.0% risk weight for credit risk for capital adequacy purposes. The risk weight for credit risk exposure in capital markets has been increased to 125.0% from 100.0% in July 2005. Further, banks and financial institutions cannot acquire any fresh stake in a bank's equity shares, if by such acquisition, the investing bank's or financial institution's holding exceeds 5.0% of the investee bank's equity capital. Banks with investments in excess of the prescribed limits were required to apply to the Reserve Bank of India with a roadmap for reduction of the exposure.

     Under the Reserve Bank of India's guidelines on parabanking activities, a bank's investments in a subsidiary company, financial services company, financial institution and stock or other exchange cannot exceed 10.0% of the bank's paid up capital and reserves and all such investments together cannot exceed 20.0% of the bank's paid up capital and reserves. In August 2006, the Reserve Bank of India issued guidelines including investments in venture capital funds in the above limit.

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

     o Deduction from Tier I capital of the bank, of any shortfall in capital adequacy of a subsidiary for which capital adequacy norms are specified; and

     o Consolidated capital market exposure limit of 2.0% of consolidated total assets and 10.0% of consolidated net worth.

     ICICI Bank is in compliance with these guidelines, except for the consolidated capital market exposure limits. ICICI Bank has submitted to the Reserve Bank of India that the limit of 2.0% of consolidated total assets and 10.0% of consolidated net worth effectively reduces the standalone capital market exposure limit of 5.0% of advances and 20.0% of net worth. See also "Reserve Bank of India Regulations - Credit Exposure Limits". In its mid-term review of its annual policy statement for fiscal 2006 announced on October 25, 2005, the Reserve Bank of India has proposed to restrict a bank's capital exposure to 40.0% of its net worth (both standalone and consolidated) and the consolidated direct capital market exposure to 20.0% of the consolidated net worth.

     In June 2004, the Reserve Bank of India published the report of a working group on monitoring of financial conglomerates, which proposed the following framework:

     o identification of financial conglomerates that would be subjected to focused regulatory oversight;

     o monitoring intra-group transactions and exposures and large exposures of the group to outside counter parties;

     o identifying a designated entity within each group that would collate data in respect of all other group entities and furnish the same to its regulator; and

     o    formalizing a mechanism for inter-regulatory exchange of information.

     The framework covers entities under the jurisdiction of the Reserve Bank of India, the Securities and Exchange Board of India, the Insurance Regulatory and Development Authority and the National Housing Bank and would in due course be extended to entities regulated by the proposed Pension Fund Regulatory and Development Authority. The Reserve Bank of India has identified ICICI Bank and its related entities as a financial conglomerate with ICICI Bank as the designated entity responsible for reporting to the Reserve Bank of India.

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

     o Held to maturity investments compulsorily include (a) recapitalization bonds received from the Government of India towards their re-capitalization requirement and held in their investment portfolio,
          (b) investments in subsidiaries and joint ventures and (c) investments in debentures deemed as advance. Held to maturity investments also include any other investment identified for inclusion in this category subject to the condition that such investments cannot exceed 25.0% of the total investment excluding recapitalization bonds and debentures.

     o Profit on the sale of investments in the held to maturity category, net of tax and statutory reserve, is appropriated to the capital reserve account after being taken in the income statement. Loss on any sale is recognized in the income statement.

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

     In September 2004, the Reserve Bank of India announced that it would set up an internal group to review the investment classification guidelines to align them with international practices and the current state of risk management practices in India, taking into account the unique requirement applicable to banks in India of maintenance of a statutory liquidity ratio equal to 25.0% of their demand and time liabilities. In the meanwhile, the Reserve Bank of India has permitted banks to exceed the limit of 25.0% of investments for the held to maturity category provided the excess comprises only statutory liquidity ratio investments and the aggregate of such investments in the held to maturity category do not exceed 25.0% of the demand and time liabilities. The Reserve Bank of India permitted banks to transfer additional securities to the held to maturity category as a one time measure, in addition to the transfer permitted under the earlier guidelines. The transfer has to be done at the lower of acquisition cost, book value or market value on the date of transfer.

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

     The Reserve Bank of India has recently issued draft revised guidelines on investment classification, valuation and accounting which have not yet been finalized.

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

   Prohibition on Short-Selling

     The Reserve Bank of India does not permit short selling of securities by banks excluding intra-day short selling in Central Government securities. The Reserve Bank of India has permitted banks to sell Government of India securities already contracted for purchase provided the purchase contract is confirmed and the contract is guaranteed by Clearing Corporation of India Limited or the security is contracted for purchase from the Reserve Bank of India. Each security is deliverable or receivable on a net basis for a particular settlement cycle.

     In February, 2006, the Reserve Bank of India introduced intra-day short selling in Central Government securities as a measure to develop the Central Government securities market. In its Annual Policy Statement for fiscal 2007, the Reserve Bank of India proposed to introduce a `when issued' market in government securities in order to further strengthen the debt management framework.

   Subsidiaries and Other Financial Sector Investments

     We need the prior permission of the Reserve Bank of India to incorporate a subsidiary. We are required to maintain an "arms' length" relationship with our subsidiaries and with mutual funds sponsored by us in regard to business parameters such as taking undue advantage in borrowing/lending funds, transferring/selling/buying of securities at rates other than market rates, giving special consideration for securities transactions, in supporting/financing the subsidiary and financing our clients through them when we are not able or not permitted to do so ourselves. We have to observe the prudential norms stipulated by the Reserve Bank of India, from time to time, in respect of our underwriting commitments. Pursuant to such prudential norms, our underwriting or the underwriting commitment of our subsidiaries under any single obligation shall not exceed 15.0% of an issue. We also need the prior specific approval of the Reserve Bank of India to participate in the equity of financial services ventures including stock exchanges and depositories notwithstanding the fact that such investments may be within the ceiling (the lower of 30.0% of the paid-up capital of the investee company and 30.0% of the investing bank's own paid up capital and reserves) prescribed under Section 19(2) of the Banking Regulation Act. Our investment in a subsidiary, financial services company or financial institution cannot exceed 10.0% of our paid-up capital and reserves and our aggregate investments in all such companies and financial institutions put together cannot exceed 20.0% of our paid-up capital and reserves.

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

     o Domestic time deposits have a minimum maturity of seven days. Time deposits from non-resident Indians denominated in foreign currency have a minimum maturity of one year and a maximum maturity of three years.

     ICICI Bank stipulates a minimum balance of Rs.10,000 (US$ 225) for a non-resident rupee savings deposit. Interest rates on non-resident rupee term deposits of one to three years maturity are not permitted to exceed the LIBOR/SWAP rates for US dollar of corresponding maturity plus 50 basis points. Interest rates on non-resident rupee savings deposits are not permitted to exceed the LIBOR/SWAP rate plus 50 basis points for six months maturity on US dollar deposits and are fixed quarterly on the basis of the LIBOR/SWAP rate of US dollar on the last working day of the preceding quarter. On November 17, 2005, the Reserve Bank of India revised the interest rate on non-resident rupee term deposits of one to three years to LIBOR/SWAP rate plus 75 basis points. The interest rate on non-resident savings deposits is at rate applicable to domestic savings deposits.

   Regulations relating to Knowing the Customer and Anti-Money Laundering

     The Reserve Bank of India issued a notification dated November 29, 2004 prescribing guidelines for Know Your Customer and anti money laundering procedures. Banks are required to have a customer acceptance policy laying down explicit criteria for acceptance of customers and defining risk parameters. A profile of the customers should be prepared based on risk categorization. Banks have been advised to apply enhanced due diligence for high-risk customers. The guidelines provide that banks should undertake customer identification procedures while establishing a banking relationship or carrying out a financial transaction or when the bank has a doubt about the authenticity or the adequacy of the previously obtained customer identification data. Banks need to obtain sufficient information necessary to establish the identity of each new customer and the purpose of the intended banking relationship. The guidelines also provide that banks should monitor transactions depending on the account's risk sensitivity. In February 2006, the Reserve Bank of India issued guidelines on the obligations of banks under the Prevention of Money Laundering Act, 2002. The Reserve Bank of India also issued anti money laundering guidelines to other entities such as non-bank finance companies and authorized money changers.

     In August 2005, the Reserve Bank of India has simplified the KYC procedure for opening accounts for those persons who intend to keep balances not exceeding Rs.50,000 in all their accounts taken together and the total credit in all the accounts taken together is not expected to exceed Rs.100,000 in a year in order to ensure that the implementation of the KYC guidelines do not result in the denial of the banking services to those who are financially or socially disadvantaged.

     The Indian Parliament had enacted the Prevention of Money Laundering Act in 2002. Effective July 1, 2005, the provisions of this Act have come into force. The Act seeks to prevent money laundering and to provide for confiscation of property derived from, or involved in, money laundering. In addition, the applicable exchange control regulations prescribe reporting mechanisms for transactions in foreign exchange and require authorized dealers to report identified suspicious transactions to the Reserve Bank of India. In December 2004, the Indian Parliament passed the Unlawful Activities (Prevention) Amendment Ordinance/Act, 2004 incorporating the provisions considered necessary to deal with various facets of terrorism. The Narcotic Drugs and Psychotropic Substances Act, 1985 deals with proceeds of drug related crime.

   Regulations on Asset Liability Management

     At present, the Reserve Bank of India's regulations for asset liability management require banks to draw up asset-liability gap statements separately for rupee and for four major foreign currencies. These gap statements are prepared by scheduling all assets and liabilities according to the stated and anticipated re-pricing date, or maturity date. These statements have to be submitted to the Reserve Bank of India on a quarterly basis. The Reserve Bank of India has advised banks to actively monitor the difference in the amount of assets and liabilities maturing or being re-priced in a particular period and place internal prudential limits on the gaps in each time period, as a risk control mechanism. Additionally, the Reserve Bank of India has asked banks to manage their asset-liability structure such that the negative liquidity gap in the 1-14 day and 15-28 day time periods does not exceed 20.0% of cash outflows in these time periods. This 20.0% limit on negative gaps was made mandatory with effect from April 1, 2000. In respect of other time periods, up to one year, the Reserve Bank of India has directed banks to lay down internal norms in respect of negative liquidity gaps. In April 2006, the Reserve Bank of India issued draft guidelines on improvements to banks' asset liability management framework.

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

     The Reserve Bank of India's acknowledgement is required for the acquisition or transfer of a bank's shares which will take the aggregate holding (both direct and indirect, beneficial or otherwise) of an individual or a group to the equivalent of 5.0% or more of its total paid up capital. The Reserve Bank of India, while granting acknowledgement, may take into account all matters that it considers relevant to the application, including ensuring that shareholders whose aggregate holdings are above specified thresholds meet fitness and propriety tests. In determining whether the acquirer or transferee is fit and proper to be a shareholder, the Reserve Bank of India may take into account various factors including, but not limited to, the acquirer or transferee's integrity, reputation and track record in financial matters and compliance with tax laws, proceedings of a serious disciplinary or criminal nature against the acquirer or transferee and the source of funds for the investment.

     While granting acknowledgement for acquisition or transfer of shares that takes the acquirer's shareholding to 10.0% or more and up to 30.0% of a private sector bank's paid-up capital, the Reserve Bank of India may consider additional factors, including but not limited to:

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

     While granting acknowledgment for acquisition or transfer of shares that takes the acquirer's shareholding to 30.0% or more of a private sector bank's paid-up capital, the Reserve Bank of India may consider additional factors, including but not limited to, whether or not the acquisition is in the public interest, and shareholder agreements and their impact on the control and management of the bank's operations.

     In February 2005, the Reserve Bank of India issued guidelines on ownership and governance in private sector banks. The key provisions of the guidelines on ownership are:

     o No single entity or group of related entities would be permitted to directly or indirectly hold or control more than 10.0% of the paid up equity capital of a private sector bank and any higher level of acquisition would require the Reserve Bank of India's prior approval;

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

     o Banks would be responsible for compliance with the "fit and proper" criteria for shareholders on an ongoing basis; and

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

     Legislation introduced in the Parliament to amend the Banking Regulation Act provides that prior approval of the Reserve Bank of India shall be mandatory for the acquisition of more than 5.0% of a banking company's paid up capital or voting rights by any individual or firm or group.

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

     t 5 5 10 o The financial statements pertaining to the financial year for which the bank is declaring a dividend should be free of any qualification by the statutory auditors, which might have an adverse effect on the profit during that year. In case there are any such qualifications, the net profit should be suitably adjusted while computing the dividend payout ratio.

   Moratorium, Reconstruction & Amalgamation of Banks

     The Reserve Bank of India can apply to the Government of India for suspension of business by a banking company. The Government of India after considering the application of the Reserve Bank of India may order a moratorium staying commencement of action or proceedings against such company for a maximum period of six months. During such period of moratorium, the Reserve Bank of India may (a) in the public interest; or (b) in the interest of the depositors; or (c) in order to secure the proper management of the bank; or (d) in the interests of the banking system of the country as a whole, prepare a scheme for the reconstruction of the bank or amalgamation of the bank with any other bank. In circumstances entailing reconstruction of the bank or amalgamation of the bank with another bank, the Reserve Bank of India invites suggestions and objections on the draft scheme prior to placing the scheme before the Government of India for its sanction. The Central Government may sanction the scheme with or without modifications. The law does not require consent of the shareholders or creditors of such banks.

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

Deposit Insurance

     Demand and time deposits of up to Rs.100,000 (US$ 2,248) accepted by Indian banks have to be mandatorily insured with the Deposit Insurance and Credit Guarantee Corporation, a wholly-owned subsidiary of the Reserve Bank of India. Banks are required to pay the insurance premium for the eligible amount to the Deposit Insurance and Credit Guarantee Corporation on a semi-annual basis. The cost of the insurance premium cannot be passed on to the customer.

Statutes Governing Foreign Exchange and Cross-Border Business Transactions

     The foreign exchange and cross border transactions undertaken by banks are subject to the provisions of the Foreign Exchange Management Act. All branches should monitor all non-resident accounts to prevent money laundering.

     The Reserve Bank of India issued guidelines on External Commercial Borrowings via its Master Circular in July 2005, which stated that no financial intermediary, including banks, will be permitted to raise such borrowings or provide guarantees in favor of overseas lenders for such borrowings. Eligible borrowers may raise such borrowings to finance the import of equipment and to meet foreign exchange needs of infrastructure projects. In a guideline dated August 1, 2005 the Reserve Bank of India has announced that external commercial borrowing proceeds can be utilized for overseas direct investment in joint ventures/wholly owned subsidiaries subject to the existing guidelines on Indian Direct Investment in joint ventures/wholly owned subsidiaries abroad. Further utilization of external commercial borrowing proceeds is not permitted for lending, capital market investments or acquisitions in India or real estate investments.

     In March 2006, in view of enhanced stability in India's external and financial sectors and increased integration of the financial sector in the global economy, the Reserve Bank of India constituted a Committee to set out a roadmap towards fuller capital account convertibility. The Committee has submitted its report in July 2006.

Legal Reserve Requirements

   Cash Reserve Ratio

     A bank is required to maintain a specified percentage of its net demand and time liabilities, excluding inter-bank deposits, by way of cash reserve with itself and by way of balance in current account with the Reserve Bank of India. The cash reserve ratio can be a minimum of 3.0% and a maximum of 20.0% pursuant to section 42 of the Reserve Bank of India Act. Effective October 2, 2004, the cash reserve ratio is 5.0%. Following the enactment of the Reserve Bank of India (Amendment) Bill 2006, the floor and ceiling rates on the cash reserve ratio were removed. In a guideline dated June 22, 2006, the Reserve Bank of India announced that the cash reserve ratio requirement would be maintained at 5.0% till further notice. The Reserve Bank of India used to pay on cash reserves above 3.0%, which is no longer paid pursuant to the amendments to the Reserve Bank of India Act.

     The following liabilities are excluded from the calculation of the demand and time liabilities to determine the cash reserve ratio:

     o    inter-bank liabilities;

     o    liabilities to primary dealers;

     o refinancing from the Reserve Bank of India and other institutions permitted to offer refinancing to banks; and

     o    perpetual debt qualifying for lower Tier I capital treatment.

     The Reserve Bank of India pays no interest on the cash reserves up to 3.0% of the demand and time liabilities and has discontinued paying interest on the balance at 3.5% per annum.

     The cash reserve ratio has to be maintained on an average basis for a fortnightly period and should not be below 70.0% of the required cash reserve ratio on any day of the fortnight.

   Statutory Liquidity Ratio

     In addition to the cash reserve ratio, a bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities. The percentage of this liquidity ratio is fixed by the Reserve Bank of India from time to time, and it can be a minimum of 25.0% and a maximum of 40.0% pursuant to section 24 of the Banking Regulation Act. At present, the Reserve Bank of India requires banking companies to maintain a liquidity ratio of 25.0%. The Banking Regulation (Amendment) Bill, 2005 recently introduced in the Indian Parliament proposes to amend section 24 of the Banking Regulation Act to remove the minimum Statutory Liquidity Ratio stipulation, thereby giving the Reserve Bank of India the freedom to fix the Statutory Liquidity Ratio below this level. See also "Overview of the Indian Financial Sector -- Recent Structural Reforms -- Proposed Amendments to the Banking Regulation Act".

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

     Only banks incorporated before January 15, 1937 can issue preference shares. Prior to the amalgamation, ICICI had preference share capital of Rs.3.5 billion (US$ 78.7 million). The Government of India, on the recommendation of the Reserve Bank of India, has granted an exemption to ICICI Bank which allows the inclusion of preference capital in the capital structure of ICICI Bank for a period of five years, though ICICI Bank is a bank incorporated after January 15, 1937.

     Legislation recently introduced in the Indian Parliament proposes to amend the Banking Regulation Act to remove the limit of 10.0% on the maximum voting power exercisable by an shareholder in a banking company and allow banks to issue redeemable and non-redeemable preference shares. See also "Overview of the Indian Financial Sector -- Recent Structural Reforms -- Proposed Amendments to the Banking Regulation Act".

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

     o connected and related lending and the profile of ownership, control and management; and

     o    other prudential parameters.

     The Reserve Bank of India also conducts periodical on-site inspections on matters relating to the bank's portfolio, risk management systems, internal controls, credit allocation and regulatory compliance, at intervals ranging from one to three years. ICICI Bank has been and, at present is also, subject to the on-site inspection by the Reserve Bank of India at yearly intervals. The inspection report, along with the report on actions taken by ICICI Bank, has to be placed before our Board of Directors. On approval by our Board of Directors, we are required to submit the report on actions taken by it to the Reserve Bank of India. The Reserve Bank of India also discusses the report with the management team including the Managing Director & CEO.

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

     o Offshore banking units are required to adopt liquidity and interest rate risk management policies prescribed by Reserve Bank of India in respect of overseas branches of Indian banks as well as within the overall risk management and asset and liability management framework of the bank subject to monitoring by the bank's Board of Directors at prescribed intervals. Further, the bank's board would be required to set comprehensive overnight limits for each currency for these branches, which would be separate from the open position limit of the parent bank.

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

     The Special Economic Zone Act 2005 permitted Offshore Banking Units to additionally undertake the following activities:

     o Lend outside India and take part in international syndications/consortiums at par with foreign offices.

     o    Invest in foreign currency denominated debt of Indian units.

     o Extend facilities to subsidiaries/units of Indian entities, located outside India.

Regulations and Guidelines of the Securities and Exchange Board of India

     The Securities and Exchange Board of India was established to protect the interests of public investors in securities and to promote the development of, and to regulate, the Indian securities market. ICICI Bank is subject to the Securities and Exchange Board of India regulations for its public capital issuances, as well as its underwriting, custodial, depositary participant, investment banking, registrar and transfer agents, brokering and debenture trusteeship activities. These regulations provide for its registration with the Securities and Exchange Board of India for each of these activities, functions and responsibilities. ICICI Bank is required to adhere to a code of conduct applicable for these activities.

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

Special Status of Banks in India

     The special status of banks is recognized under various statutes including the Sick Industrial Companies Act, 1985, Recovery of Debts Due to Banks and Financial Institutions Act, 1993, and the Securitisation Act. As a bank, ICICI Bank is entitled to certain benefits under various statutes including the following:

     o The Recovery of Debts Due to Banks and Financial Institutions Act, 1993 provides for establishment of Debt Recovery Tribunals for expeditious adjudication and recovery of debts due to any bank or Public Financial Institution or to a consortium of banks and Public Financial Institutions. Under this Act, the procedures for recoveries of debt have been simplified and time frames have been fixed for speedy disposal of cases. Upon establishment of the Debt Recovery Tribunal, no court or other authority can exercise jurisdiction in relation to matters covered by this Act, except the higher courts in India in certain circumstances.

     o The Sick Industrial Companies Act, 1985, provides for reference of sick industrial companies to the Board for Industrial and Financial Reconstruction. Under the Act, other than the Board of Directors of a company, a scheduled bank (where it has an interest in the sick industrial company by any financial assistance or obligation, rendered by it or undertaken by it) may refer the company to the BIFR.

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

Income Tax Benefits

     As a banking company, ICICI Bank is entitled to certain tax benefits under the Indian Income Tax Act including the following:

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

     o ICICI Bank is entitled to a tax deduction on the provisioning towards bad and doubtful debts equal to 7.5% of ICICI Bank's total business income, computed before making any deductions permitted pursuant to Chapter VIA of the Indian Income Tax Act, and to the extent of 10.0% of the aggregate average advances made by its rural branches computed in the manner prescribed. ICICI Bank has the option of claiming a deduction in excess of the specified limits, for an amount not exceeding the income derived from redemption of securities in accordance with the scheme framed by the Central Government.

     o ICICI Bank is entitled to a tax deduction, for income from an offshore banking unit in a special economic zone, at the rate of 100% for a period of five consecutive years beginning with the year in which permission under Banking Regulation Act, 1949 is obtained, i.e., up to March 31, 2008 for OBU in SEEPZ, Mumbai and 50% deduction for a period of five consecutive years thereafter in accordance with and subject to the conditions prescribed therein.

     o Subject to application for and receipt of certain approvals, ICICI Bank is eligible to issue tax saving bonds approved in accordance with and subject to the provisions of the Indian Income Tax Act and is also eligible to issue zero coupon bonds in accordance with the applicable guidelines.

     For income tax purposes, ICICI Bank's deposits and bonds are prescribed modes of investing and depositing surplus money by charitable and religious trusts subject to and in accordance with the provisions contained therein.

Regulations governing Insurance Companies

     ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company, the subsidiaries of ICICI Bank offering life insurance and non-life insurance respectively, are subject to the provisions of the Insurance Act, 1938 and the various regulations prescribed by the Insurance Regulatory and Development Authority. These regulations regulate and govern, among other things, registration as an insurance company, investment, solvency margin requirements, licensing of insurance agents, advertising, sale and distribution of insurance products and services and protection of policyholders' interests. In May 2002, the Indian Parliament approved the Insurance (Amendment) Act 2002, which facilitates the appointment of corporate agents by insurance companies and prohibits intermediaries and brokers from operating as surrogate insurance agents. The Indian government, while presenting its budget for fiscal 2005, has proposed an increase in the limit on foreign equity participation in private sector insurance companies from 26.0% to 49.0%. However, this would require an amendment to the Insurance Regulatory and Development Authority Act 1999 and has not yet been implemented.

Regulations governing International Operations

     Our international operations are governed by regulations in the countries in which we have a presence.

   Overseas Banking Subsidiaries

     Our wholly-owned subsidiary in the United Kingdom, ICICI Bank UK Limited is authorized by the Financial Services Authority, which granted our application under Part IV of the Financial Services and Markets Act, 2000 on August 8, 2003. Our wholly-owned subsidiary in Canada, ICICI Bank Canada, was incorporated as a
Schedule II Bank in placeCanada. ICICI Bank Canada has obtained the approval of the Canada Deposit Insurance Corporation (CDIC) for deposit insurance and is regulated by the Office of the Superintendent of Financial Institutions. Our wholly-owned subsidiary in Russia, ICICI Bank Eurasia LLC, is regulated by the Central Bank of the Russian Federation.

   Offshore Branches

     In Singapore, we have an offshore branch, regulated by the Monetary Authority of Singapore. The Singapore branch is allowed to accept foreign currency deposits from Singapore non-bank-residents whose initial deposit is not less than US$100,000. The Singapore branch is currently engaged in corporate & institutional banking, private banking and treasury related activities. In Bahrain, we have an offshore branch, regulated by the Central Bank of Bahrain. The Bahrain branch is permitted to transact banking business with approved financial institutions within Bahrain, individuals or institutions outside Bahrain. It is also permitted to offer banking services to non-resident Indians in Bahrain. Our branches in Hong Kong and Sri Lanka, regulated by the Hong Kong Monetary Authority and the Central Bank of Sri Lanka, respectively, are permitted to undertake banking business in those jurisdictions. Our branch in the Dubai International Financial Centre (DIFC) is regulated by the DIFC Financial Services Authority and is licensed to engage in the arrangement of credit or investment and to provide advice on financial products and services.

   Representative Offices

     Our representative office in New York in the United States is licensed and regulated by the State of New York Banking Department and the Federal Reserve Board. Our representative office in Dubai, United Arab Emirates is regulated by the Central Bank of the United Arab Emirates. Our representative office in Shanghai, China is regulated by the China Banking Regulatory Commission. Our representative office in Bangladesh is regulated by the Bangladesh Bank. Our representative office in South Africa is regulated by the South African Reserve Bank.

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

     The Foreign Exchange Management Act, 1999 regulates transactions involving foreign exchange and provides that certain transactions cannot be carried out without the general or special permission of the Reserve Bank of India. The Foreign Exchange Management Act, 1999 has eased restrictions on current account transactions. However, the Reserve Bank of India continues to exercise control over capital account transactions (i.e., those which alter the assets or liabilities, including contingent liabilities, of persons). The Reserve Bank of India has issued regulations under the Foreign Exchange Management Act, 1999 to regulate the various kinds of capital account transactions, including certain aspects of the purchase and issuance of shares of Indian companies. The Reserve Bank of India has also permitted authorized dealers to freely allow remittances by individuals up to US$25,000 per calendar year for any permissible current or capital account transactions or a combination of both.

Restrictions on Sale of the Equity Shares underlying the ADSs and Repatriation of Sale Proceeds

     ADSs issued by Indian companies to non-residents have free transferability outside India. Under current Indian regulations and practice, approval of the Reserve Bank of India is not required for the sale of equity shares underlying the ADSs by a non-resident of India to a resident of India if the sale has been executed on a recognized stock exchange in India through a registered broker at the prevailing market price. Approval of the Reserve Bank of India is not required for a sale of shares of a company other than a company in the financial services sector and certain other specified sectors, even if the transfer is other than on a recognized stock exchange in India or through a registered broker, as long as conditions prescribed in the Reserve Bank of India's guidelines are complied with. The same applies to a renunciation of rights to a resident of India. Foreign institutional investors registered with the Securities and Exchange Board of India are eligible to purchase shares of an Indian company under the Portfolio Investment Scheme. Certain limits are however prescribed by the Reserve Bank of India for investment through the Portfolio Investment Scheme. Approval of the Reserve Bank of India is not required for a sale of shares under the Portfolio Investment Scheme prescribed by the Reserve Bank of India provided the sale is made on a recognized stock exchange and through a registered stock broker.

     If a sale of securities has taken place in terms of the Reserve Bank of India guidelines and other applicable regulations, as briefly described in the previous paragraph, then provided (i) the securities were held on repatriation basis, (ii) the shares have been sold on a recognised stock exchange in India through a stock broker at the ruling market price as determined on the floor of the exchange and (iii) a no objection/tax clearance certificate from income tax authority has been obtained, the sale proceeds may be freely remitted. If a sale was made pursuant to specific approval of Reserve Bank of India then sale proceeds can be remitted as per the terms of such an approval. If the equity shares underlying the ADSs are sold under the portfolio investment scheme then the sale proceeds may be remitted through an authorized dealer, without the approval of the Reserve Bank of India provided that the equity shares are sold on a recognized stock exchange through a registered stock broker and a no objection/tax clearance certificate from the income-tax authority has been produced.

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

     The Reserve Bank of India has permitted Indian companies to retain abroad for any period, the funds raised through an issue of ADSs, in order to meet their future foreign exchange requirement. Further, pending repatriation or utilization, the Indian company may invest the foreign currency funds raised in:

     o deposits or certificates of deposit or other products offered by banks who have been rated not less than AA(-) by Standard and Poor's Ratings Service/Fitch IBCA or Aa3 by Moody's Investors Service; and such rating not being less than the applicable rating stipulated by the Reserve Bank of India from time to time.

     o    deposits with an overseas branch of an authorized dealer in India; and

     o treasury bills and other monetary instruments with a maturity or unexpired maturity of one-year or less.

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

     At September 22, 2006, 892 million equity shares were outstanding. The prices for equity shares as quoted in the official list of each of the Indian stock exchanges are in Indian rupees.

     The following table shows:

     o the reported high and low closing prices quoted in rupees for our equity shares on the NSE; and

     o the reported high and low closing prices for our equity shares, translated into US dollars, based on the noon buying rate on the last business day of each period presented.

                                                 Price per equity share(1)
                                           -------------------------------------
                                             High      Low       High      Low
                                           --------  --------  --------  -------
Annual prices:

Fiscal 2002...........................      188.35     67.95      3.86     1.39
Fiscal 2003...........................      161.75    110.55      3.40     2.32
Fiscal 2004...........................      348.25    120.80      8.02     2.78
Fiscal 2005...........................      413.05    230.40      9.47     5.28
Fiscal 2006...........................      628.75    359.95     14.14     8.09

Quarterly prices:

Fiscal 2005:
First Quarter.........................      319.35    230.40      6.94     5.01
Second Quarter........................      295.35    234.40      6.43     5.11
Third Quarter.........................      374.00    285.35      8.64     6.59
Fourth Quarter........................      413.05    337.50      9.47     7.74
Fiscal 2006:
First Quarter.........................      433.95    359.95      9.97     8.27
Second Quarter .......................      601.70    421.25     13.69     9.59
Third Quarter.........................      593.40    479.90     13.20    10.68
Fourth Quarter........................      628.75    559.15     14.14    12.57
Fiscal 2007:
First Quarter.........................      662.55    451.20     14.44     9.84
Second Quarter
   (through September 22, 2006).......      663.40    467.75     14.49    10.22
Monthly prices:
March  2006...........................      620.40    588.70     13.95    13.24
April 2006............................      621.90    559.80     13.86    12.48
May 2006..............................      662.55    537.50     14.33    11.63
June 2006.............................      551.95    451.20     12.03     9.84
July 2006.............................      553.85    467.75     11.91    10.06
August 2006 ..........................      599.25    547.00     12.91    11.78
September 2006
   (through September 22, 2006).......      663.40    596.75     14.49    13.04

------------------

(1)  Data from the NSE. The prices quoted on the BSE may be different.

     At September 22, 2006 the closing price of equity shares on the NSE was Rs.
654.90 equivalent to US$ 14.31 per equity share (US$ 28.62 per ADS on an imputed basis) translated at the noon buying rate of Rs. 45.77 per US$ 1.00 on September 22, 2006.

     At August 31, 2006, there were approximately 485,122 holders of record of our equity shares, of which 112 had registered addresses in the placeUnited States and held an aggregate of approximately 22,576 equity shares.

ADSs

     Our ADSs, each representing two equity shares, were originally issued in March 2000 in a public offering and are listed and trade on the New York Stock Exchange under the symbol IBN. The equity shares underlying the ADSs are listed on the BSE and the NSE.

     At August 31, 2006, ICICI Bank had approximately119 million ADSs, equivalent to 239 million equity shares, outstanding. At this date, there were 125 record holders of ICICI Bank's ADSs, out of which 117 have registered addresses in the United States.

     The following table sets forth, for the periods indicated, the reported high and low closing prices on the New York Stock Exchange for our outstanding ADSs traded under the symbol IBN.

                                                             Price per ADS
                                                           ------------------
                                                            High        Low
                                                           -------    -------
Annual prices:
Fiscal 2002............................................      7.50       2.70
Fiscal 2003............................................      8.26       4.84
Fiscal 2004............................................     18.33       5.27
Fiscal 2005............................................     22.65      11.25
Fiscal 2006............................................     32.26      18.08
Quarterly prices:
Fiscal 2004:
First Quarter..........................................      7.27       5.27
Second Quarter.........................................     10.56       7.23
Third Quarter..........................................     17.91      10.90
Fourth Quarter.........................................     18.33      13.50
Fiscal 2005:
First Quarter..........................................     17.25      11.57
Second Quarter.........................................     13.91      11.25
Third Quarter..........................................     20.45      13.76
Fourth Quarter.........................................     22.65      18.27
Fiscal 2006:
First Quarter..........................................     22.23      18.08
Second Quarter ........................................     28.25      22.00
Third Quarter..........................................     29.47      22.04
Fourth Quarter.........................................     32.26      27.68
Fiscal 2007:
First Quarter..........................................     30.27      22.49
Second Quarter (through September 22, 2006)............     29.23      21.25
Monthly prices:
March  2006............................................     32.26      27.68
April 2006.............................................     29.79      25.70
May 2006...............................................     30.27      26.10
June 2006..............................................     27.20      22.49
July 2006..............................................     26.23      21.25
August 2006 ...........................................     27.61      26.01
September 2006 (through September 22, 2006.............     29.23      26.18

     See also "Risk Factors -- Risks relating to the ADSs and Equity Shares -- Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs."

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

     Under the foreign investment rules, the following are the restrictions on foreign ownership applicable to us:

     o Foreign investors may own up to 74.0 % of our equity shares subject to conformity with guidelines issued by the Reserve Bank of India from time to time. This limit is under the automatic route and does not require specific approval of the Foreign Investment Promotion Board. This limit includes foreign direct investment, ADSs, Global Depositary Receipts and investment under the Portfolio Investment Scheme by foreign institutional investors and also non-resident Indians, and also includes shares acquired by subscription to private placements and public offerings and acquisition of shares from existing shareholders. Aggregate foreign investment in ICICI Bank from all sources is allowed up to a maximum of 74 % of the paid up capital of the Bank. At least 26 % of the paid up capital would have to be held by residents.

     o Under the Issue of Foreign Currency Convertible Bonds and Equity Shares (Through Depositary Receipt Mechanism) Scheme, 1993, foreign investors may purchase ADSs, subject to the receipt of all necessary government approvals at the time the depositary receipt program is set up.

     o Under the portfolio investment scheme, foreign institutional investors, subject to registration with the Securities and Exchange Board of India and the Reserve Bank of India, may hold in aggregate up to 24.0% of our paid-up equity capital and this limit may be raised to 49% by a resolution of our Board of Directors provided that no single foreign institutional investor may own more than 10.0% of our total paid-up equity capital. Our Board of Directors has raised this limit to 49%. Registered FIIs are also permitted to purchase shares or convertible debentures of an Indian company in an offering or private placement. The shareholding of an individual non-resident Indian is restricted to 5.0% of our total paid-up equity capital. The aggregate paid-up value of the shares in a company purchased by all NRIs in the aggregate is to be limited to 10% of the paid-up capital of the company and this limit may be raised to 24 % by a special resolution at a general meeting of the shareholders of the company.

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

     An Indian company may sponsor an issue of ADSs with an overseas depositary against shares held by its shareholders at a price to be determined by the lead manager. Under this mechanism the company offers its residents a choice to submit their shares back to the company so that on the basis of such shares, ADRs can be issued abroad. The proceeds of the issue must be repatriated to India within a period of one month. The sponsoring company must comply with the provisions of the Scheme for Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993 and the guidelines issued thereunder by the Government of India from time to time. The sponsoring company must also furnish full details of the issue in the prescribed forms to the Reserve Bank of India within 30 days from the date of closure of the issue.

     We obtained the approval of the Foreign Investment Promotion Board for our ADS offering in March 2000 and sponsored an ADS offering in March 2005 which were foreign direct investments. The investments through the portfolio investment scheme in the secondary market in India by foreign institutional investors, non-resident Indians and overseas corporate bodies and investments through the foreign direct investment scheme are distinct schemes that are available concurrently. As of September 23, 2006, foreign investors owned approximately 73.1% of our equity in total, of which 26.7% was through the ADS program.

     An investor in ADSs does not need to seek the specific approval from the government of India to purchase, hold or dispose of ADSs. In the ADS offerings, we obtained the approval of the government of India's Department of Company Affairs and the relevant stock exchanges.

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

     ADSs issued by Indian companies to non-residents have free transferability outside India. Under current Indian regulations and practice, approval of the Reserve Bank of India is not required for the sale of equity shares underlying the ADSs by a non-resident of India to a resident of India if the sale has been executed on a recognized stock exchange in India through a registered broker at the prevailing market price. Approval of the Reserve Bank of India is also not required for a sale of shares of a company other than a company in the financial services sector, even if the transfer is other than on a recognized stock exchange in India or through a registered broker, as long as conditions generally prescribed by Reserve Bank of India are complied with. The same restrictions apply to a renunciation of rights to a resident of India. Approval of the Reserve Bank of India is not required for sale of shares under the portfolio investment scheme prescribed by the Reserve Bank of India provided the sale is made on a recognized stock exchange and through a registered stock broker.

     Any new issue of equity shares of a banking company, either through the automatic route or with the specific approval of the Foreign Investment Promotion Board, does not require further approval of the Reserve Bank of India, but must comply with certain reporting requirements.

                                    DIVIDENDS

     Under Indian law, a company pays dividends upon a recommendation by its Board of Directors and approval by a majority of the shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. The shareholders have the right to decrease but not increase the dividend amount recommended by the Board of Directors. Dividends may be paid out of the company's profits for the fiscal year in which the dividend is declared or out of undistributed profits of prior fiscal years. ICICI Bank paid dividends consistently every year from fiscal 1996, the second year of its operations. ICICI Bank paid the dividend for fiscal 2002 as an interim dividend during fiscal 2002 itself and accordingly there was no dividend outflow during fiscal 2003 in respect of dividends declared for fiscal 2002. For fiscal 2003, we paid a dividend, excluding dividend tax, of Rs.7.50 (US$0.16) per equity share aggregating to Rs.4.6 billion (US$103 million) which was paid in fiscal 2004. For fiscal 2004, we paid a dividend, excluding dividend tax, of Rs.7.50 (US$0.16) per equity share aggregating to Rs.5.4 billion (US$122 million). The amount of Rs.5.4 billion (US$122 million) excludes the impact of the issue of 6,992,187 equity shares on May 24, 2004 through the exercise of the overallotment option in the issue of equity shares in April 2004. The dividend for fiscal 2004 was paid in fiscal 2005. For fiscal 2005, we paid a dividend, excluding dividend tax, of Rs.7.50 (US$0.16) per equity share and a special dividend, excluding dividend tax, of Rs.1.00 (US$0.02) per equity share to mark the completion of 50 years in finance by ICICI group aggregating to Rs.6.3 billion (US$141 million), which we paid out in August 2005. For fiscal 2006, we paid a dividend, excluding dividend tax, of Rs.8.50 (US$0.19) per equity share aggregating to Rs.7.6 billion (US$171 million), which we paid out in July 2006.

     The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends paid out on the equity shares during the fiscal year by ICICI Bank, each exclusive of dividend tax. This may be different from the dividend declared for the year.

                                                   Dividend per  Total amount of
                                                   equity share  dividends paid
                                                   ------------  ---------------
                                                                  (in millions)
Dividend paid during the fiscal year
2002(1)........................................        4.00(1)         881
2003...........................................        --              --
2004...........................................        7.50          4,598
2005...........................................        7.50          5,507
2006...........................................        8.50          6,292

------------------

(1) Includes dividend of Rs.2.00 per share declared for each of the fiscal years 2001 and 2002.

     Dividend income is tax-exempt in the hands of shareholders. However, we are required to pay a tax on distributed profits. We were required to pay a 14.0% tax (including surcharge) on distributed profits in fiscal 2006. In fiscal 2007, we are required to pay a 14.0% tax (including surcharge) on distributed profits.

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

     Before paying any dividend on our shares, we are required under the Indian Banking Regulation Act to write off all capitalized expenses (including preliminary expenses, organization expenses, share-selling commission, brokerage, amounts of losses incurred or any other item of expenditure not represented by tangible assets). Before declaring dividends, we are required to transfer at least 20.0% of the balance of profits of each year before payment of dividend to a reserve fund. The government of India may, however, on the recommendation of the Reserve Bank of India, exempt us from such a requirement. As per the revised guidelines issued by Reserve Bank of India, only those banks, which comply with certain minimum prudential requirements with respect to capital adequacy, net non-performing asset ratio and other criteria, are eligible to declare dividends without prior approval of Reserve Bank of India. Further, the guidelines prescribe a matrix for the maximum permissible range of dividend payout ratios with a ceiling of 40.0%, excluding dividend tax, for banks. Banks, which comply with the prudential requirements of the above guidelines, but desire to declare dividends higher than the specified ceiling must obtain prior approval of Reserve Bank of India for declaration of such higher dividend. Any bank that does not meet the criteria prescribed above has to obtain the prior approval of Reserve Bank of India before declaring any dividend. For a description of the revised guidelines issued by the Reserve Bank of India, please see "Supervision and Regulation - Reserve Bank of India Regulations - Restrictions on Payment of Dividends". We also need the prior approval from the Reserve Bank of India to pay an interim dividend.

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

                                                  Dividend per   Total amount of
                                                equity share(1)   dividends paid
                                                ---------------  ---------------
                                                                  (in millions)
Dividend paid during the fiscal year
1999.........................................   Rs.    11.00    Rs.    2,618
2000.........................................          11.00           2,641
2001.........................................          11.00           3,505
2002(2)......................................          22.00           8,639

-------------
(1) For fiscal 1999, 2000, 2001 and 2002, based on the exchange ratio of 1:2 in which shareholders of ICICI were issued shares of ICICI Bank, number of shares have been adjusted by dividing by two. Hence, these numbers are different from the numbers reported in the annual report on Form 20-F for fiscal 2002.

(2) Includes dividend of Rs.11.00 per share declared for each of the fiscal years 2001 and 2002, both of which were paid during fiscal 2002.

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

     Subject to any relief under any relevant double taxation treaty, gain arising from the sale of an equity share will generally give rise to a liability for Indian income tax in the hands of the transferor. Such tax is required to be withheld at source. Such gains would either be taxable as capital gains or business income, depending upon the nature of holding of the investor. Where the equity share has been held for more than 12 months (measured from the date of advice of redemption of the ADS by the Depositary as specified below), the resulting long term capital gains would be exempt from tax. Where the equity share has been held for 12 months or less, the resulting short-term capital gains in the case of non-residents would be taxable at a lower tax rate of 10.2%(including education cess) where the total income does not exceed Rs.1,000,000 (US$22,482) or 11.22% (including applicable surcharge and education cess) where the total income exceeds Rs.1,000,000 (US$ 22,482) during the fiscal year. These rates of tax are applicable provided the gains are treated as capital gains and provided the shares are sold on the recognized

Indian stock exchanges and are liable to securities transaction tax. In other cases, the rate of tax applicable under the provisions of the Income-tax Act varies, subject to a maximum of 41.82% (including applicable surcharges and education cess). The actual rate depends on a number of factors, including without limitation the nature of the non-resident investor.

     Capital gains may be exempt from taxation or the tax rates mentioned above may be lowered as per the provisions of any double taxation treaty entered into by the government of India with the country of residence of the non-resident investors. The double taxation treaty between the United States and India does not provide US residents with any relief from Indian tax on capital gains.

     The transaction of sale of equity shares entered into a recognised stock exchange in India settled by actual delivery or transfer will be subject to securities transaction tax at the rate of 0.125% (0.1% for a period up to May 31, 2006), on the value of the transaction, payable by the seller and buyer respectively.

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

   Stamp Duty

     Upon the issuance of the equity shares underlying the ADSs, we are required to pay a stamp duty of 0.1% of the issue price per share. A transfer of ADSs is not subject to Indian stamp duty. Normally, upon the receipt of equity shares in physical form from the depositary in exchange for ADSs representing such equity shares, a non-resident investor would be liable for Indian stamp duty applicable on re-issuance in physical form, which is the same as stamp duty payable on the original issuance in physical form subject to a maximum of Rs.100 per share certificate. Similarly, a sale of equity shares in physical form by a non-resident investor would also be subject to Indian stamp duty at the rate of 0.25% of the market value of the equity shares on the trade date, although customarily such tax is borne by the transferee, that is, the purchaser. However, our equity shares are compulsorily delivered in non-physical form except for trades up to 500 shares only, which may be delivered in physical form. Under Indian stamp law, no stamp duty is payable on the acquisition or transfer of equity shares in non-physical form. The State of Maharashtra has, inter alia, provided that records of transactions, electronic or otherwise, whether electronic or otherwise, of transactions effected by a trading member of a stock exchange through a stock exchange shall be liable to payment of stamp duty in the case of delivery, at the rate of 0.01%, rounded off to the next rupee, in the case of non-delivery, at the rate of 0.002%, rounded off to the next rupee and if relating to futures and options trading, at the rate of 0.002%, rounded off to the next rupee.

   Other Taxes

     At present, there are no taxes on wealth, gifts or inheritance which apply to the ADSs or underlying equity shares.

   Service Tax

     Brokerage fees paid to stockbrokers in connection with the sale or purchase of shares which are listed on any recognized stock exchange in India are subject to a service tax at a rate of 12.24% (including applicable education cess) enhanced from 10.2% (including applicable education cess) with effect from April 18, 2006. The stockbroker is responsible for collecting the service tax and paying it to the relevant authority.

United States Tax


     The following discussion describes the material US federal income tax consequences of the acquisition, ownership and sale of ADSs or equity shares that are generally applicable to US investors. For these purposes, you are an US investor if, for US federal income tax purposes, you are:

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

     This discussion is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, referred to as the "Code"), Treasury Regulations, Proposed Treasury Regulations, Revenue Rulings and judicial decisions as of the date hereof. These laws may change, possibly with retroactive effect.

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

     Taxation of Dividends

     Dividends you receive on the ADSs or equity shares, other than certain pro rata distributions of equity shares or rights to acquire equity shares to all holders of equity shares (including holders of ADSs), will generally constitute foreign source dividend income for US federal income tax purposes. The amount of the dividend you will be required to include in income will equal the US dollar value of the rupees, calculated by reference to the exchange rate in effect on the date the payment is received by the depositary (in the case of ADSs) or by you (in the case of equity shares) regardless of whether the payment is converted into US dollars on the date of receipt. If you realize gain or loss on a sale or other disposition of rupees, it will be US source ordinary income or loss. If you are a corporate US investor, you will not be entitled to claim a dividends-received deduction for dividends paid by ICICI Bank. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, if you are a non-corporate US investor, dividends paid to you in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15.0%. If you are a non-corporate US investor, you should consult your own tax adviser to determine whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

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

     Passive Foreign Investment Company Rules

     Based upon certain proposed Treasury regulations, which are proposed to be effective for taxable years beginning after December 31, 1994, and upon certain management estimates, ICICI Bank does not expect to be a PFIC for its taxable year that ended March 31, 2006 or in the foreseeable future. In general, a foreign corporation is a PFIC for any taxable year in which (i) 75.0% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50.0% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. Since there can be no assurance that the proposed regulations will be finalized in their current form, the manner of the application of the proposed regulations is not entirely clear, and the composition of ICICI Bank's income and assets will vary over time, there can be no assurance that ICICI Bank will not be considered a PFIC for any taxable year.

     If ICICI Bank were treated as a PFIC for any taxable year during your holding period and you have not made the mark-to-market election, as described below, you will be subject to special rules generally intended to eliminate any benefits from the deferral of US federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Upon a disposition of ADSs or equity shares, including, under certain circumstances, a disposition pursuant to an otherwise tax-free reorganization, gain recognized by you would be allocated ratably over your holding period for the ADSs or equity shares. The amounts allocated to the taxable year of the disposition and to any year before ICICI Bank became a passive foreign investment company would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or equity shares in excess of 125.0% of the average of the annual distributions on ADSs or equity shares received by you during the preceding three years or your holding period, whichever is shorter, would be subject to taxation as described above.

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

                      PRESENTATION OF FINANCIAL INFORMATION

     Pursuant to the issuance and listing of our securities in the United States under registration statements filed with the United States Securities Exchange Commission, we file annual reports on Form 20-F which must include financial statements prepared under generally accepted accounting principles in the United States (US GAAP) or financial statements prepared according to a comprehensive body of accounting principles with a reconciliation of net income and stockholders' equity to US GAAP. When we first listed our securities in the United States, Indian GAAP was not considered a comprehensive body of accounting principles under US securities laws and regulations. Accordingly, our annual reports on Form 20-F for fiscal years 2000 through 2005 have included US GAAP financial statements. However, pursuant to a significant expansion of Indian accounting standards, Indian GAAP constitutes a comprehensive body of accounting principles. Accordingly, we have included in this annual report consolidated financial statements prepared according to Indian GAAP, which varies in certain respects from US GAAP. For a reconciliation of net income and stockholders' equity to US GAAP, a description of significant differences between Indian GAAP and US GAAP and certain additional information required under US GAAP, see notes 22 and 23 to our consolidated financial statements herein. For selected financial data in accordance with US GAAP see "Selected Financial Data in accordance with US GAAP."


     The data for fiscal 2002 through fiscal 2006 have been derived from our consolidated financial statements. The accounting and reporting policies used in the preparation of our financial statements reflect general industry practices and conform with Indian GAAP including the Accounting Standards (AS) issued by Institute of Chartered Accountants of India, guidelines issued by the Reserve Bank of India, the Insurance Regulatory and Development Authority and the National Housing Bank as applicable to relevant companies.

     The financial statements for fiscal 2002 were audited by S.B. Billimoria & Co., Chartered Accountants under auditing standards in India issued by the Institute of Chartered Accountants of India (ICAI), for fiscal 2003 jointly by N.M. Raiji & Co., Chartered Accountants and S.R. Batliboi & Co, Chartered Accountants. under auditing standards in India issued by ICAI and for fiscal 2004, 2005 and 2006 by S.R. Batliboi & Co., Chartered Accountants . under auditing standards in India issued by ICAI. The financial position as of March 31, 2005 and 2006 and the results of operations and cash flows for each of the years in the three-year period ended March 31, 2006 have also been audited by KPMG India, our independent accountants in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our financial statements as per Indian GAAP along with the reconciliation of net profit and stockholders' equity to US GAAP, including the notes to these financial statements, audited by KPMG India are set forth at the end of this annual report.

     The amalgamation of ICICI, ICICI Personal Financial Services and ICICI Capital Services with us in 2002 was accounted for using the purchase method of accounting. The date of the amalgamation for accounting purposes under Indian GAAP was the appointed date under the Scheme of Amalgamation approved by the High Court of Bombay and Gujarat and the Reserve Bank of India, which was March 30, 2002. Accordingly, our profit and loss account (hereinafter referred to as income statement) for fiscal 2002 includes the results of operations of ICICI, ICICI Personal Financial Services and ICICI Capital Services for only two days, i.e., March 30 and 31, 2002, although our balance sheet for fiscal 2002 reflects the full impact of the amalgamation. As a result of the above, the income statement for fiscal 2003 and subsequent years is not comparable with the income statement for fiscal 2002.

     The Statement on Financial Accounting Standard No. 141 on "Business Combinations", issued by the Financial Accounting Standards Board, requires that business combinations be accounted for in the period in which the combination is consummated. The effective date of the amalgamation for accounting purposes under US GAAP was April 1, 2002. Accordingly, under US GAAP, the amalgamation was reflected for fiscal 2003, as it was consummated in April 2002. Under US GAAP, the amalgamation was accounted for as a reverse acquisition. This means that ICICI was recognized as the accounting acquirer in the amalgamation, although ICICI Bank was the legal acquirer. Accordingly, any financial information contained in this annual report for fiscal 2002 and prior years under US GAAP, except where specifically stated otherwise, present the assets, liabilities and results of operations of ICICI.

     Under US GAAP, the consolidation of ICICI's majority ownership interest in two insurance companies, ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited, because of substantive participative rights retained by the minority shareholders, is accounted for by the equity method. Under Indian GAAP these insurance subsidiaries are fully consolidated. For fiscal 2004, ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited have been accounted as joint ventures using the proportionate consolidation method as prescribed by Accounting Standard 27 (AS 27) on "Financial Reporting of Interests in Joint Ventures". Therefore, our consolidated financial statements include only 74% share

(ICICI Bank's share in each of the two joint ventures) of each line item reflected in the financial statements of these two entities for fiscal 2004. From fiscal 2005 onwards, these two entities have been accounted as per the principles of Accounting Standard 21 (AS 21) on "Consolidated Financial Statements", as required by the revision in AS 27. Therefore from fiscal 2005, our consolidated financial statements include 100% of each line item reflected in the financial statements of these two entities with a separate disclosure for minority interest.

     Under Indian GAAP, we have not consolidated certain entities (primarily 3i Infotech and ICICI OneSource Limited) in which control is intended to be temporary. However under US GAAP, these entities have been consolidated as SFAS No. 94 on "Consolidation of majority owned subsidiaries" requires consolidation of such entities.

     Although we have translated in this annual report certain rupee amounts into dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated earlier in this annual report, or at all. Except in the section on "Market Price Information", all translations from rupees to dollars are based on the noon buying rate in the City of New York for cable transfers in rupees at March 31, 2006. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on March 31, 2006 was Rs. 44.48 per US$ 1.00.

                             ADDITIONAL INFORMATION

Memorandum and Articles of Association

   Objects and Purposes

     Pursuant to Clause III. A. 1 of ICICI Bank's Memorandum of Association, ICICI Bank's main objective is to, inter alia, carry on the business of banking in any part of India or outside India.

   Directors' Powers

     ICICI Bank's directors' powers include the following:

     o Article 140 of the Articles of Association provides that no director of ICICI Bank shall, as a director, take any part in the discussion of or vote on any contract or arrangement if such director is directly or indirectly concerned or interested in such contract or arrangement.

     o    Directors have no powers to vote in absence of a quorum.

     o Article 83 of the Articles of Association provides that the directors may by a resolution passed at a meeting of the Board of Directors borrow moneys and raise and secure the payment of amounts in a manner and upon such terms and conditions in all respects as they think fit and in particular by the issue of bonds, debenture stock, or any mortgage or charge or other security on the undertaking or the whole or any part of the property of ICICI Bank (both present and future) including its uncalled capital.

   Amendment to Rights of Holders of Equity Shares

     Any change to the existing rights of the equity holders can be made only by amending the Articles of Association which would require a special resolution of the shareholders, which must be passed by not less than three times the number of votes cast against the resolution.

   Change in Control Provisions

     Article 59 of the Articles of Association provides that the Board of Directors may at their discretion decline to register or acknowledge any transfer of shares in respect of shares upon which we have a lien or whilst any money in respect of the shares desired to be transferred or any of them remain unpaid. Moreover, the Board of Directors may refuse to register the transfer of any shares if the total nominal value of the shares or other securities intended to be transferred by any person would, together with the total nominal value of any shares held in ICICI Bank, exceed 1% of the paid up equity share capital of the merged entity or if the Board of Directors is satisfied that as a result of such transfer, it would result in the change in the Board of Directors or change in the controlling interest of ICICI Bank and that such change would be prejudicial to the interests of ICICI Bank. However, under the Indian Companies Act, the enforceability of such transfer restrictions is unclear.

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

                   Index to Consolidated Financial Statements

Contents                                                           Page

Report of independent registered public accounting firm.............F-2

Consolidated Balance Sheet..........................................F-3

Consolidated Profit and Loss account................................F-4

Consolidated Cash Flow Statements...................................F-5

Schedules to the consolidated financial statements..................F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
ICICI Bank Limited

We have audited the accompanying consolidated balance sheet of ICICI Bank Limited and subsidiaries ('the Company') as on March 31, 2006 and 2005 and the related consolidated profit and loss accounts and consolidated cash flow statements for each of the years in the three-year period ended March 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICICI Bank Limited and subsidiaries as at March 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2006, in conformity with generally accepted accounting principles in India.

Accounting principles generally accepted in India vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 22 to the consolidated financial statements.

The United States dollar amounts are presented in the accompanying consolidated financial statements solely for the convenience of the readers and have been translated into United States dollars on the basis described in Note 24 to the consolidated financial statements.

Mumbai, India                                                        KPMG
June 11, 2006

ICICI Bank Limited and Subsidiaries
Consolidated Balance Sheets

                                                                                (Rs. in thousands)
--------------------------------------------------------------------------------------------------
                                                                                     Convenience
                                                                                     translation
                                                              As of March 31,        into US$, As
                                                           ---------------------     of March 31,
                                             Schedule       2005        2006             2006
                                             --------       ----        ----             ----

CAPITAL AND LIABILITIES
Capital ...................................    1      10,867,758      12,398,345         278,740
Reserves and Surplus ......................    2     115,374,366     213,519,487       4,800,348
Minority interest .........................            1,524,823       2,749,402          61,812
Deposits ..................................    3   1,011,086,273   1,724,509,830      38,770,455
Borrowings ................................    4     383,690,219     449,999,477      10,116,895
Liabilities on policies in force ..........           34,475,904      81,221,053       1,826,013
Other liabilities and provisions ..........    5     227,317,270     287,898,021       6,472,527
                                                   -------------   -------------      ----------
TOTAL CAPITAL AND LIABILITIES .............        1,784,336,613   2,772,295,615      62,326,790
                                                   =============   =============      ==========
 ASSETS

Cash and balance with Reserve Bank            6       63,701,428      89,859,352       2,020,219
Balances with banks and money at call         7
short notice ..................                       72,575,590      92,691,597       2,083,894
Investments ...................               8      546,516,162     840,138,822      18,888,013
Advances ......................               9      964,099,562   1,562,603,202      35,130,468
Fixed assets ..................              10       41,781,927      41,428,705         931,401
Other assets ..................              11       95,661,944     145,573,937       3,272,795
                                                   -------------   -------------      ----------
TOTAL ASSETS ..................                    1,784,336,613   2,772,295,615      62,326,790
                                                   =============   =============      ==========
Contingent liabilities ........              12    2,961,013,608   4,362,316,361      98,073,659
Bills for collection ..........                       23,971,962      43,469,104         977,273
Significant accounting policies and
notes to accounts ......................     18
------------------------------------------------------------------------------------------------

The Schedules referred to above form an integral part of the Balance Sheet.

ICICI Bank Limited and Subsidiaries
Consolidated Profit and Loss account


                                                                                                                  (Rs. in thousands)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      Convenience
                                                                                                                      translation
                                                                                                                        into US$,
                                                                                 Year ended March 31,                  Year ended
                                                                      --------------------------------------------      March 31,
                                                            Schedule      2004            2005            2006            2006
                                                          ----------- ------------    ------------    ------------    ------------
I. INCOME
  Interest earned .......................................       13      93,526,723      98,337,569     146,141,891       3,285,564
  Other income ..........................................       14      45,530,181      70,976,340     111,469,028       2,506,048
  Shares in affiliates ..................................                        3            --              --              --
                                                                      ------------    ------------    ------------    ------------
TOTAL INCOME ............................................              139,056,907     169,313,909     257,610,919       5,791,612
                                                                      ============    ============    ============    ============

II. EXPENDITURE
   Interest expended ....................................       15      71,676,576      68,043,787     101,014,796       2,271,015
   Operating expenses ...................................       16      41,934,253      72,856,592     109,130,849       2,453,481
   Provisions and contingencies .........................       17       9,649,754      10,313,107      23,475,049         527,766
                                                                      ------------    ------------    ------------    ------------
 TOTAL EXPENDITURE ......................................              123,260,583     151,213,486     233,620,694       5,252,262
                                                                      ============    ============    ============    ============


III. PROFIT/LOSS
    Net profit for the year .............................               15,796,324      18,100,423      23,990,225         539,350
    Less: Minority interest .............................                   (7,459)       (422,853)       (210,673)         (4,736)
    Net profit after minority interest ..................               15,803,783      18,523,276      24,200,898         544,086
    Profit brought forward ..............................                   10,962        (335,960)       (908,834)        (20,432)
                                                                      ------------    ------------    ------------    ------------
 TOTAL PROFIT / (LOSS) ..................................               15,814,745      18,187,316      23,292,064         523,654
                                                                      ============    ============    ============    ============


IV. APPROPRIATIONS/TRANSFERS
    Transfer to Statutory Reserve .......................                4,093,000       5,023,226       6,360,000         142,986
    Transfer to Reserve fund ............................                     --              --               222               5
    Transfer to Capital Reserve .........................                2,658,700         200,000         680,000          15,288
    Transfer to Investment Fluctuation Reserve ..........                2,760,000            --         5,900,000         132,644
    Transfer from Investment Fluctuation Reserve ........                     --              --       (13,203,350)       (296,838)
    Transfer to Special Reserve .........................                  339,550         359,156       2,778,000          62,455
    Transfer to Revenue and other reserves ..............                     --         6,185,021      14,330,152         322,171
    Proposed equity share dividend ......................                5,440,592       6,329,609       7,593,326         170,713
    Proposed preference share dividend ..................                       35              35              35               1
    Corporate dividend tax ..............................                  858,828         999,103       1,289,284          28,986
    Balance carried over to Balance Sheet ...............                 (335,960)       (908,834)     (2,435,605)        (54,757)
                                                                      ------------    ------------    ------------    ------------
    TOTAL ...............................................               15,814,745      18,187,316      23,292,064         523,654
                                                                      ============    ============    ============    ============
    Significant accounting policies and notes to accounts       18
    Earning per share (Refer note B. 1 )
    Basic  (Rs.) ........................................                    25.73           25.45           30.96            0.70
    Diluted (Rs.) .......................................                    25.52           25.25           30.64            0.69
    Face value per share (Rs.) ..........................                    10.00           10.00           10.00            0.22
------------------------------------------------------------------------------------------------------------------------------------

The schedules referred to above form an integral part of the Profit and Loss Account.

ICICI Bank Limited and Subsidiaries
Consolidated Cash Flow Statements

                                                                                              (Rs. in thousands)
---------------------------------------------------------------------------------------------------------------
                                                                                                   Convenience
                                                                                                   translation
                                                                                                     into US$,
 PARTICULARS                                                   Year ended March 31,                 Year ended
                                                   --------------------------------------------      March 31,
                                                       2004            2005            2006            2006
                                                   ------------    ------------    ------------    ------------
Cash flow from operating activities

Net profit before taxes ........................     19,202,139      24,207,093      31,198,896         701,414

Adjustments for:
Depreciation and amortisation ..................      9,483,046       9,778,945       9,462,631         212,739
Net (appreciation) / depreciation on
investments ....................................         76,365       5,287,521       8,660,775         194,712
Provision in respect of non-performing assets
(including prudential provision on standard
assets)  .......................................      4,873,127        (889,859)      8,117,173         182,490
Provision for contingencies & others ...........        207,936          85,984         203,564           4,576
(Profit) / loss on sale of fixed assets ........         32,785           9,232         (51,832)         (1,165)
                                                   ------------    ------------    ------------    ------------
                                                     33,875,398      38,478,916      57,591,207       1,294,766

Adjustments for:
(Increase) / decrease in investments ...........    (58,802,554)    (50,917,262)   (202,720,286)     (4,557,560)
(Increase) / decrease in advances ..............   (109,741,682)   (313,691,838)   (606,401,452)    (13,633,126)
Increase / (decrease) in borrowings ............     64,173,144      60,236,038      82,006,471       1,843,671
Increase / (decrease) in deposits ..............    201,280,322     330,298,939     713,348,700      16,037,515
(Increase) / decrease in other assets ..........        573,749     (28,297,407)    (45,598,461)     (1,025,145)
Increase / (decrease) in other liabilities and
provisions .....................................     23,945,784      74,907,141      81,889,315       1,841,036
                                                   ------------    ------------    ------------    ------------
                                                    121,428,763      72,535,611      22,524,287         506,391

(Payment) / refund of taxes (net) ..............     (9,317,190)     (9,475,531)    (10,198,463)       (229,282)
                                                   ------------    ------------    ------------    ------------
Net cash generated from operating activities (A)    145,986,971     101,538,996      69,917,031       1,571,875
                                                   ============    ============    ============    ============

Cash flow from investing activities
Purchase of fixed assets .......................     (6,227,868)     (5,914,656)     (6,557,240)       (147,420)
Proceeds from sale of fixed assets .............        372,836         323,177       1,010,888          22,727
(Purchase) / sale of long-term investment.......    (18,135,921)    (37,444,165)    (96,168,425)     (2,162,060)
Acquisition of subsidiaries (net of cash
acquired) ......................................           --              --          (688,736)        (15,484)
                                                   ------------    ------------    ------------    ------------
Net cash generated from investing activities (B)    (23,990,953)    (43,035,644)   (102,403,513)     (2,302,237)

Cash flow from financing activities

Proceeds from issue of share capital ...........           --        31,922,933      79,039,409       1,776,965
Amount received on exercise of stock option &
calls in arrears ...............................        539,077         649,861         811,100          18,235
Net proceeds / (repayment) of bonds (including
subordinated debts) ............................    (92,119,083)    (38,366,923)      6,534,092         146,900
Dividend and dividend tax paid .................     (5,354,941)     (6,381,725)     (7,598,693)       (170,834)
                                                   ------------    ------------    ------------    ------------
Net cash generated from financing activities (C)    (96,934,947)    (12,175,854)     78,785,908       1,771,266
                                                   ============    ============    ============    ============
Effect of consolidation of new subsidiary/
deconsolidation of subsidiary on cash and cash
equivalents (D)                                        (673,965)           --              --
Effect on account of exchange fluctuation on
translation reserve (E)                                    --            65,418         (25,495)           (573)
---------------------------------------------------------------------------------------------------------------

ICICI Bank Limited and Subsidiaries

                                                                                              (Rs. in thousands)
----------------------------------------------------------------------------------------------------------------
                                                                                                    Convenience
                                                                                                   translation
                                                                                                     into US$,
 PARTICULARS                                                   Year ended March 31,                 Year ended
                                                   --------------------------------------------      March 31,
                                                       2004            2005            2006            2006
                                                   ------------    ------------    ------------    ------------
 Net increase / (decrease) in cash and cash
 equivalents (A) + (B) + (C) + (D) + (E)             24,387,106     46,392,916      46,273,931      1,040,331
                                                   ------------    -----------     -----------     ----------

 Cash and cash equivalents as at 1st April           65,496,996     89,884,102     136,277,018      3,063,782
 Cash and cash equivalents as at 31st March          89,884,102    136,277,018     182,550,949      4,104,113
----------------------------------------------------------------------------------------------------------------


Significant Accounting Policies and Notes to Accounts (refer Schedule 18).

The Schedules referred to above form an integral part of the consolidated balance sheet.

ICICI Bank Limited and Subsidiaries

Schedules forming part of the balance sheet

SCHEDULE 1 - CAPITAL

                                                                                  (Rs. in thousands)
----------------------------------------------------------------------------------------------------
                                                                                       Convenience
                                                                                       translation
                                                                                        into US$,
PARTICULARS                                                      As of March 31,          As of
                                                          ---------------------------    March 31,
                                                               2005           2006         2006
                                                          ------------    -----------  ------------
Authorised capital
1,000,000,000 equity shares of Rs.  10 each [March 31,
2005: 1,550,000,000 equity shares of Rs. 10
each] .................................................     15,500,000   10,000,000      224,820
55,000,000 preference shares of Rs. 100 each [March 31,
2005: Nil] ............................................           --      5,500,000      123,651
350 preference shares of Rs. 10 million each ..........      3,500,000    3,500,000       78,687
                                                            ==========   ==========    =========

Equity share capital

Issued, subscribed and paid-up capital
736,716,094 equity shares of Rs. 10 each  (March 31,
2005: 616,391,905 equity shares) ......................      6,163,919    7,367,161      165,629
Add : Issued 110,967,096 equity shares of Rs. 10 each
      fully paid up vide prospectus dated December 8,
      2005 (March 31, 2005: 115,866,538 equity shares
      vide prospectus dated April 12,2004.)(1) ........      1,158,665    1,109,671       24,948
Add : Issued 37,237,460 equity shares of Rs. 10 each
      fully paid up consequent on issue of 18,618,730
      American Depository Shares (ADS) vide prospectus
      dated  December 6, 2005 (Includes 2,428,530 ADS
      issued under Green Shoe Option) .................           --        372,374        8,372
Add : Issued 4,903,251 equity shares of Rs. 10 each
      fully paid up (March 31, 2005: 4,457,651 equity
      shares) on exercise of employee stock
      options .........................................         44,577       49,033        1,102
Less: Calls unpaid ....................................           --            266            6
Add : Forfeited 67,323 equity shares  (March 31, 2005:
      67,323 equity shares) ...........................            372          372            8
Share capital suspense [net]
[Represents application money received for Nil equity
shares (March 31, 2005: 22,470 equity shares) of Rs.10
each on exercise of employee stock options] ...........            225         --           --
                                                            ----------   ----------   ----------
TOTAL EQUITY CAPITAL ..................................      7,367,758    8,898,345      200,053

Preference share capital (2)

[Represents face value of 350 preference shares of Rs.
10 million each issued to preference share holders of
erstwhile ICICI Limited on amalgamation redeemable at
par on April 20, 2018] ................................      3,500,000    3,500,000       78,687
                                                            ----------   ----------   ----------
TOTAL CAPITAL .........................................     10,867,758   12,398,345      278,740
                                                            ==========   ==========    =========
----------------------------------------------------------------------------------------------------


1. Includes 14,285,714 equity shares of Rs. 10 each fully paid up consequent to green shoe option vide prospectus dated December 8, 2005 (March 31, 2005: 6,992,187 equity shares on exercise of green shoe option vide prospectus dated April 12, 2004).

2. For these preference shares, the notification from Ministry of Finance has currently exempted the Bank from the restriction of Section 12 (1) of the Banking Regulation Act, 1949, which prohibits issue of preference shares by banks.

ICICI Bank Limited and Subsidiaries

SCHEDULE 2 - RESERVES AND SURPLUS

                                                                                (Rs. in thousands)
-------------------------------------------------------------------------------------------------
                                                                                   Convenience
                                                                                   translation
                                                               As of March 31,       into US$,
                                                    ----------------------------  As of March 31,
                                                        2005            2006           2006
                                                    ------------    ------------  ---------------
I.    Statutory reserve
      Opening balance (other than joint ventures)      9,772,027     14,637,244         329,074
      Additions during the year .................      5,023,226      6,360,000         142,986
      Deductions during the year ................        158,009          9,937             223
      Closing balance ...........................     14,637,244     20,987,307         471,837

II.   Special reserve
      Opening balance (other than joint ventures)     11,924,946     12,284,102         276,171
      Additions during the year .................        359,156      2,778,000          62,455
      Deductions during the year ................           --             --              --
      Closing balance ...........................     12,284,102     15,062,102         338,626

III.  Share premium
      Opening balance (other than joint
      ventures) .................................      8,636,104     40,005,152         899,396
      Additions during the year (1) .............     31,897,100     79,194,000       1,780,441
      Deductions during the year (2) ............        528,052        874,078          19,651
      Closing balance ...........................     40,005,152    118,325,074       2,660,186

IV.   Investment fluctuation reserve
      Opening balance (other than joint ventures)      7,803,326      6,106,058         137,276
      Additions during the year .................        853,627     10,531,600         236,772
      Deductions during the year ................      2,550,895     14,120,409         317,455
      Closing balance ...........................      6,106,058      2,517,249          56,593

V.    Capital reserve
      Opening balance (other than joint ventures)      4,813,166      5,013,166         112,706
      Additions during the year .................        200,000        680,000          15,288
      Deductions during the year ................           --             --              --
      Closing balance ...........................      5,013,166      5,693,166         127,994

VI.   Foreign currencY translation reserve ......         65,418        (25,495)           (573)

VII.  Reserve Fund ..............................           --              222               5

VIII. Revenue and other reserves
      Opening balance for joint ventures ........        227,900         (1,646)            (37)
      Opening balance for others ................     28,217,730     37,264,872         837,789
      Additions during the year for joint
      ventures ..................................            948           --
      Additions during the year for others ......      8,925,158     17,420,225         391,641
      Deductions during the year for joint
      ventures ..................................          1,646          1,041              23
      Deductions during the year for others .....        106,864      3,722,548          83,691
      Closing balance ...........................     37,263,226     50,959,862       1,145,680
                                                    ------------    -----------    ------------

TOTAL RESERVES AND SURPLUS ......................    115,374,366    213,519,487       4,800,348
                                                    ============    ===========    ============
-------------------------------------------------------------------------------------------------


1. Includes :-

     a) Rs. 48,940.0 million (net of share premium in arrears of Rs. 92.4 million (March 31, 2005: Rs. Nil) consequent to public issue vide prospectus dated December 8, 2005.

     b) Rs. 22,134.6 million consequent to issue of ADS vide prospectus dated December 6, 2005.

     c) Rs.7,357.1 million on the exercise of the green shoe option vide prospectus dated December 8, 2005.

     d) Rs. 725.6 million (March 31, 2005: Rs. 602.5 million) on exercise of employee stock options.

2. Represents estimated share issue expenses amounting to Rs. 874.1 million, written-off from the share premium account as per the object of the issue.

ICICI Bank Limited and Subsidiaries

SCHEDULE 3 - DEPOSITS

                                                                            (Rs. in thousands)
---------------------------------------------------------------------------------------------
                                                                              Convenience
                                                                              translation
                                                       As of March 31,          into US$,
                                               ----------------------------  As of March 31,
                                                   2005           2006             2006
                                              -------------   -------------  ---------------
A. I. Demand deposits
          i) From banks ...................       1,976,547       4,697,014         105,598
         ii) From others ..................     123,914,225     159,158,492       3,578,204
    II.  Savings bank deposits ............     116,596,089     242,571,556       5,453,497
    III. Term deposits
          i) From banks ...................      64,467,974     107,092,998       2,407,666
         ii) From others ..................     704,131,438   1,210,989,770      27,225,490
                                              -------------   -------------      ----------
TOTAL DEPOSITS ............................   1,011,086,273   1,724,509,830      38,770,455
                                              =============   =============      ==========


B. I. Deposits of branches/offices in India     955,299,532   1,557,993,199      35,026,826
   II. Deposits of branches/offices outside
       India...............................      55,786,741     166,516,631       3,743,629
                                              -------------   -------------      ----------
TOTAL DEPOSITS ............................   1,011,086,273   1,724,509,830      38,770,455
                                              =============   =============      ==========
---------------------------------------------------------------------------------------------

ICICI Bank Limited and Subsidiaries

SCHEDULE 4 - BORROWINGS

                                                                                                            (Rs. in thousands)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                               Convenience
                                                                                                               translation
                                                                                       As of March 31,           into US$,
                                                                                ---------------------------  As of March 31,
                                                                                    2005            2006           2006
                                                                                -----------     -----------  ----------------
    I.  Borrowings In India
       i)   Reserve Bank of India ............................................           -               -                -
       ii)  Other banks.......................................................   47,413,551      73,138,752        1,644,306
       iii) Other institutions and agencies
           a)   Government of India...........................................    3,612,510       2,813,561           63,255
           b)   Financial institutions........................................   52,628,802      38,544,121          866,549
       iv) Borrowings in the form of
           a) Deposits (including deposits taken over from erstwhile ICICI
               Limited).......................................................    2,334,981       1,896,486           42,636
           b) Commercial paper................................................      989,390         497,010           11,174
           c) Bonds and debentures (excluding subordinated debt)
              -  Debentures and bonds guaranteed by the Government of
                 India............................................... ........   14,815,000      14,815,000          333,071
              -  Borrowings under private placement of bonds carrying
                 maturity of 1 to 30 years from the date of placement.........   30,948,127      16,179,466          363,747
              Bonds issued under multiple option/safety bonds series..........
              -  Regular interest bonds.......................................    9,933,481       8,556,640          192,371
              -  Deep discount bonds..........................................    4,039,128       4,257,163           95,710
              -  Bonds with premium warrants .................................      797,947         928,721           20,880
              -  Encash bonds.................................................    1,170,280         679,210           15,270
              -  Tax saving bonds ............................................   59,167,873      46,187,337        1,038,384
              -  Pension bonds................................................       59,351          61,052            1,373
           d) Application money pending allotment.............................    6,160,858              -               -

    II. Borrowings outside India
       i)   From multilateral/bilateral credit agencies
            (guaranteed by the Government of India for the equivalent of
            Rs.19,542.5 million at March 31, 2006)............................   24,949,331      23,820,581          535,535
       ii)  From international banks, institutions and consortiums............   92,955,740     150,053,656        3,373,508
       iii) By way of bonds and notes.........................................   31,713,869      67,570,721        1,519,126
                                                                                -----------     -----------       ----------
       TOTAL BORROWINGS.......................................................  383,690,219     449,999,477       10,116,895
                                                                                ===========     ===========       ==========
-----------------------------------------------------------------------------------------------------------------------------

Secured borrowings included in I and II above is Rs. 4,411.3 million (March 31, 2005: Rs. 2,951.1 million).

ICICI Bank Limited and Subsidiaries

SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS

                                                                         (Rs. in thousands)
-------------------------------------------------------------------------------------------
                                                                             Convenience
                                                                             translation
                                                       As of March 31,          into US$
                                                 -------------------------  As of March 31,
                                                    2005           2006          2006
                                                 -----------   -----------  ---------------
I.   Bills payable ...........................    27,944,845    33,336,184       749,465
II.  Inter-office adjustments (net) ..........     5,614,186     3,496,486        78,608
III. Interest accrued ........................    13,418,493    14,563,000       327,406
IV.  Unsecured redeemable debentures/bonds
     [Subordinated for Tier II capital] ......    82,338,996   107,358,255     2,413,630
V.   Others
     a) Security deposits from Clients .......    12,034,901     7,712,042       173,382
     b) Sundry Creditors .....................    46,734,948    72,892,120     1,638,762
     c) Received for disbursements under
        special program ......................     2,932,942     3,007,090        67,605
     d) Provision for standard assets ........     2,307,585     5,735,262       128,940
     e) Other liabilities(1) .................    33,990,374    39,797,582       894,729
                                                 -----------   -----------   -----------
        TOTAL OTHER LIABILITIES AND PROVISIONS   227,317,270   287,898,021     6,472,527
                                                 ===========   ===========   ===========
-------------------------------------------------------------------------------------------


1.   Includes :-

     a) Proposed dividend of Rs. 7,675.0 million [March 31, 2005: Rs. 6,262.1 million].

     b)   Corporate dividend tax payable Rs. 1,134.3 million [March 31, 2005:
          Rs. 930.9 million].

     c)   Deferred tax liability Rs. 4.1 million [March 31, 2005: Rs. Nil].

ICICI Bank Limited and Subsidiaries

SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA

                                                                                        (Rs. in thousands)
---------------------------------------------------------------------------------------------------------
                                                                                           Convenience
                                                                                           translation
                                                                     As of March 31,        into US$,
                                                                -----------------------  As of March 31,
                                                                   2005         2006          2006
                                                                ----------   ----------  ---------------

I.  Cash in hand  (including foreign currency notes) .........    5,735,325   12,599,864        283,270
II. Balances with Reserve Bank of India in current accounts...   57,966,103   77,259,488      1,736,949
                                                                 ----------   ----------      ---------
TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA ...........   63,701,428   89,859,352      2,020,219
                                                                 ==========   ==========      =========
---------------------------------------------------------------------------------------------------------


SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE

                                                                                        (Rs. in thousands)
---------------------------------------------------------------------------------------------------------
                                                                                         Convenience
                                                                                         translation
                                                                   As of March 31,         into US$,
                                                               -----------------------  As of March 31,
                                                                  2005         2006          2006
                                                               ----------   ----------  ---------------
    I. In India

    i) Balances with banks

       a) in current accounts ..............................    5,176,718    4,606,958          103,574
       b) in other deposit accounts ........................    9,545,677    7,870,028          176,934

   ii) Money at call and short notice
       a) with banks .......................................   16,100,000    6,500,000          146,133
       b) with other institutions ..........................    1,900,000        3,000               67
                                                               ----------   ----------        ---------
TOTAL ......................................................   32,722,395   18,979,986          426,708

II. Outside India

    i)  in current accounts ................................    7,555,628    7,685,674          172,789
    ii) in other deposit accounts ..........................    8,762,607   38,778,224          871,813
    iii) Money at call and short notice ....................   23,534,960   27,247,713          612,584
                                                               ----------   ----------        ---------
TOTAL ......................................................   39,853,195   73,711,611        1,657,186
                                                               ----------   ----------        ---------


TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE   72,575,590   92,691,597        2,083,894
                                                               ==========   ==========        =========
---------------------------------------------------------------------------------------------------------

ICICI Bank Limited and Subsidiaries

SCHEDULE 8 - INVESTMENTS [net of provisions]


                                                                                             (Rs. in thousands)
---------------------------------------------------------------------------------------------------------------
                                                                                                  Convenience
                                                                                                  translation
                                                                          As of March 31,          into US$,
                                                                      ------------------------  As of March 31,
                                                                          2005         2006          2006
                                                                      -----------   ----------- ---------------
I.  Investments in India

     i)   Government securities ...................................   359,865,891   527,979,787    11,870,049
     ii)  Other approved securities ...............................       318,890       356,349         8,011
    iii)  Shares (includes equity and preference shares) ..........    32,027,936    38,738,178       870,912
     iv)  Debentures and bonds ....................................    35,035,525    27,896,238       627,164
     vi)  Others (commercial paper, mutual fund units, pass through
          certificates, security receipts etc.)(1) ................   101,247,552   166,027,372     3,732,630
                                                                      -----------   -----------   -----------
TOTAL .............................................................   528,495,794   760,997,924    17,108,766
                                                                      -----------   -----------   -----------

II. Investments outside India
     i)   Government securities ...................................       377,947    10,701,989       240,602
     ii)  Others ..................................................    17,642,421    68,438,909     1,538,645
                                                                      -----------   -----------   -----------
TOTAL .............................................................    18,020,368    79,140,898     1,779,247
                                                                      -----------   -----------   -----------
TOTAL INVESTMENTS .................................................   546,516,162   840,138,822    18,888,013
                                                                      ===========   ===========   ===========
---------------------------------------------------------------------------------------------------------------

1. Includes assets held to cover linked liabilities of life insurance business of Rs.70,788.5 million (March 31, 2005: Rs. 26,540.6 million).

ICICI Bank Limited and Subsidiaries

SCHEDULE 9 - ADVANCES (net of provisions)


                                                                                                    (Rs. in thousands)
----------------------------------------------------------------------------------------------------------------------
                                                                                                         Convenience
                                                                                                         translation
                                                                                 As of March 31,           into US$,
                                                                         ----------------------------- As of March 31,
                                                                              2005           2006            2006
                                                                         -------------   ------------- ---------------
A.  i) Bills purchased and discounted ................................      43,984,209      63,426,766       1,425,962
    ii) Cash credits, overdrafts and loans repayable on demand .......     123,344,410     258,593,077       5,813,693
   iii) Term loans ...................................................     772,559,072   1,209,251,205      27,186,403
    iv) Securitisation, finance lease and hire purchase receivables(1)      24,211,871      31,332,154         704,410
                                                                         -------------   -------------   -------------

TOTAL ................................................................     964,099,562   1,562,603,202      35,130,468
                                                                         -------------   -------------   -------------

B.  i) Secured by tangible assets  [includes advances against
        Book debt/receivables](2) ....................................     827,679,644   1,290,962,380      28,976,686
    ii) Covered by Bank/Government guarantees ........................      10,795,838      15,235,139         342,516
   iii) Unsecured ....................................................     125,624,080     256,405,683       5,811,266
                                                                         -------------   -------------   -------------

TOTAL ................................................................     964,099,562   1,562,603,202      35,130,468
                                                                         -------------   -------------   -------------

C. I. Advances in India

     i) Priority sector ..............................................     215,591,362     447,310,487       9,989,647
    ii) Public sector ................................................      11,154,310      11,572,043         260,163
   iii) Banks ........................................................       4,517,162          48,863           1,098
    iv) Others .......................................................     650,547,563     913,884,547      20,612,760
                                                                         -------------   -------------   -------------

TOTAL ................................................................     881,810,397   1,372,815,940      30,863,668
                                                                         -------------   -------------   -------------

    II. Advances outside India

     i) Due from banks ...............................................      10,375,851      25,492,873         573,131
    ii) Due from others
        a) Bills purchased and discounted ............................      24,884,221      44,128,091         992,088
        b) Syndicated loans ..........................................      11,925,394      39,708,130         892,719
        c) Others ....................................................      35,103,699      80,458,168       1,808,862
                                                                         -------------   -------------   -------------

TOTAL ................................................................      82,289,165     189,787,262       4,266,800
                                                                         -------------   -------------   -------------

TOTAL ADVANCES .......................................................     964,099,562   1,562,603,202      35,130,468
                                                                         =============   =============   =============
----------------------------------------------------------------------------------------------------------------------

1. Includes receivables under lease amounting to Rs. 695.1 million (March 31, 2005: Rs. 913.6 million).

2. Includes a loan of Rs. 16,028.7 million (March 31, 2005: Rs. Nil) for which security is being created.

ICICI Bank Limited and Subsidiaries

SCHEDULE 10 - FIXED ASSETS

                                                                                      (Rs. in thousands)
--------------------------------------------------------------------------------------------------------
                                                                                           Convenience
                                                                                           translation
                                                                  As of March 31,           into US$,
                                                          -----------------------------  As of March 31,
                                                               2005           2006            2006
                                                          -------------   -------------  ---------------
I. Premises

   At cost as on March 31 of preceding year .............    17,091,998     19,584,791        440,306
   Opening adjustment ...................................        71,166         25,155            566
   Additions during the year ............................     2,547,867      1,699,414         38,206
   Deductions during the year ...........................      (126,240)      (151,771)        (3,412)
   Depreciation to date .................................    (1,649,800)    (2,278,057)       (51,215)
                                                            -----------    -----------    -----------

   Net block ............................................    17,934,991     18,879,532        424,451
                                                            -----------    -----------    -----------

II. Other fixed assets (including furniture and fixtures)
   At cost as on March 31 of preceding year .............    14,589,789     17,808,855        400,379
   Opening adjustment ...................................       179,786         77,299          1,738
   Additions during the year ............................     3,300,561      4,838,149        108,771
   Deductions during the year ...........................      (261,281)      (202,946)        (4,563)
   Depreciation to date .................................    (8,510,555)   (11,710,388)      (263,273)
                                                            -----------    -----------    -----------

   Net block ............................................     9,298,300     10,810,969        243,052
                                                            -----------    -----------    -----------

III. Assets given on Lease

   At cost as on March 31 of preceding year .............    20,736,475     20,424,065        459,174
   Additions during the year ............................       212,838            544             12
   Deductions during the year ...........................      (525,248)    (1,259,086)       (28,307)
   Depreciation to date, accumulated lease adjustment and
   provisions ...........................................    (5,875,429)    (7,427,319)      (166,981)
                                                            -----------    -----------    -----------

   Net block ............................................    14,548,636     11,738,204        263,898
                                                            -----------    -----------    -----------

TOTAL FIXED ASSETS ......................................    41,781,927     41,428,705        931,401
                                                            ===========    ===========    ===========
--------------------------------------------------------------------------------------------------------

ICICI Bank Limited and Subsidiaries

SCHEDULE 11 - OTHER ASSETS

                                                                                        (Rs. in thousands)
----------------------------------------------------------------------------------------------------------
                                                                                             Convenience
                                                                                             translation
                                                                      As of March 31,          into US$,
                                                               --------------------------  As of March 31,
                                                                    2005         2006            2006
                                                               ------------   -----------  ---------------
I.   Inter-office adjustments  (net) ........................            --            --            --
II.  Interest accrued .......................................    13,835,593    22,887,616       514,560
III. Tax paid in advance/tax deducted at source (net) .......    26,943,097    28,418,197       638,898
IV.  Stationery and stamps ..................................         3,609         1,663            37
V.   Non-banking assets acquired in satisfaction of
     claims (1) .............................................     3,677,234     3,627,879        81,562
VI. Others
    a) Advance for capital assets ...........................     1,002,726     1,545,327        34,742
    b) Outstanding fees and other income ....................     3,387,499     3,578,907        80,461
    c) Exchange fluctuation suspense with Government of India       244,749        24,966           561
    d) Swap suspense ........................................       794,710        71,587         1,609
    e) Deposits .............................................    15,020,640    26,069,853       586,103
    f) Deferred tax asset (Net) .............................       702,188     2,471,990        55,575
    g) Early Retirement Option expenses not written off .....     1,269,979       885,979        19,919
    h) Others (2), (3) ......................................    28,779,920    55,989,973     1,258,768
                                                                 ----------    ----------     ---------
  TOTAL OTHER ASSETS ........................................    95,661,944   145,573,937     3,272,795
                                                                 ==========   ===========     =========
----------------------------------------------------------------------------------------------------------


1. Includes certain non-banking assets acquired in satisfaction of claims, which are in the process of being transferred in the Bank's name.

2. Includes debit balance in profit and loss account Rs. 2,435.6 million (March 31, 2005: Rs. 908.8 million) including debit balance in profit and loss account for joint ventures of Rs. 13.7 million (March 31, 2005: credit balance of Rs. 4.6 million.

3. Includes goodwill on consolidation amounting to Rs. 624.0 million (March 31, 2005: Nil).

ICICI Bank Limited and Subsidiaries

SCHEDULE 12 - CONTINGENT LIABILITIES


                                                                                      (Rs. in thousands)
--------------------------------------------------------------------------------------------------------
                                                                                           Convenience
                                                                                           translation
                                                                  As of March 31,            into US$,
                                                          -----------------------------  As of March 31,
                                                               2005           2006             2006
                                                           -------------   ------------- ---------------
I.  Claims against the Bank not acknowledged as debts ..      27,532,692      29,879,081         671,742
II. Liability for partly paid investments ..............         168,396         168,472           3,788
III. Liability on account of outstanding forward exchange
       contracts .......................................     714,653,064     919,149,224      20,664,326
IV. Guarantees given on behalf of constituents
        a) In India ....................................     141,495,318     170,959,502       3,843,514
        b) Outside India ...............................      16,095,087      20,488,570         460,624
V.  Acceptances, endorsements and other obligations ....      74,115,736     110,082,608       2,474,879
VI. Currency swaps .....................................     112,834,926     197,909,516       4,449,405
VII. Interest rate swaps, currency options and interest
       rate futures ....................................   1,793,399,905   2,852,269,039      64,124,753
VIII.  Other items for which the Bank is contingently
       liable ..........................................      80,718,484      61,410,349       1,380,628
                                                           -------------   -------------      ----------
TOTAL CONTINGENT LIABILITIES ...........................   2,961,013,608   4,362,316,361      98,073,659
                                                           =============   =============      ==========
--------------------------------------------------------------------------------------------------------

ICICI Bank Limited and Subsidiaries

SCHEDULE 13 - INTEREST EARNED

                                                                                                                 (Rs. in thousands)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                       Convenience
                                                                                                                       translation
                                                                                      Year Ended March 31,               into US$,
                                                                            ---------------------------------------     year ended
                                                                               2004           2005         2006       March 31, 2006
                                                                            -----------   -----------   -----------   --------------
I.   Interest/discount on advances/bills ................................    61,989,102    69,811,266   101,142,652     2,273,891
II.  Income on investments ..............................................    27,537,393    23,921,900    40,607,809       912,945
III. Interest on balances with Reserve Bank of India and other inter-bank
     funds ..............................................................     2,193,950     2,334,833     3,433,183        77,185
IV.  Others (1) .........................................................     1,806,278     2,269,570       958,247        21,543
                                                                            -----------   -----------   -----------   -----------

TOTAL INTEREST EARNED ...................................................    93,526,723    98,337,569   146,141,891     3,285,564
                                                                            ===========   ===========   ===========   ===========
-----------------------------------------------------------------------------------------------------------------------------------

1.   Includes interest on income tax refunds Rs.415.6 million (March 31, 2005:
     Rs. 307.4 million, March 31, 2004: Rs. 406.1 million).

ICICI Bank Limited and Subsidiaries

SCHEDULE 14 - OTHER INCOME

                                                                                                   (Rs. in thousands)
---------------------------------------------------------------------------------------------------------------------
                                                                                                        Convenience
                                                                                                        translation
                                                                       Year Ended March 31,               into US$,
                                                             ---------------------------------------     year ended
                                                                2004           2005         2006       March 31, 2006
                                                             -----------   -----------   -----------   --------------
  I.   Commission, exchange and brokerage ...............    12,037,235     20,751,386    32,546,535        731,712
  II.  Profit/(loss) on sale of investments (net) .......    14,175,352      7,560,301    10,988,676        247,048
  III. Profit/(loss) on revaluation of investments (net)         10,430        145,644      (504,461)       (11,341)
  IV.  Profit/(loss) on sale of land, buildings and other
       assets (net)(1) ..................................       (19,955)        (9,232)       51,832          1,165
  V.   Profit/(loss) on foreign exchange tranactions (net)    2,086,142      2,781,079     4,451,911        100,088
  VI.  Income pertaining to insurance business ..........    12,809,483     35,354,556    59,353,279      1,334,381
  VII. Miscellaneous income  (including lease income) ...     4,431,494      4,392,606     4,581,256        102,995
                                                             ----------     ----------   -----------      ---------
TOTAL OTHER INCOME ......................................    45,530,181     70,976,340   111,469,028      2,506,048
                                                             ==========     ==========   ===========      =========
--------------------------------------------------------------------------------------------------------------------

1.   Includes profit/(loss) on sale of assets given on lease.

SCHEDULE 15 - INTEREST EXPENDED

                                                                                                   (Rs. in thousands)
---------------------------------------------------------------------------------------------------------------------
                                                                                                        Convenience
                                                                                                        translation
                                                                       Year Ended March 31,               into US$,
                                                             ---------------------------------------     year ended
                                                                2004           2005         2006       March 31, 2006
                                                             -----------   -----------   -----------   --------------
I.    Interest on deposits ............................      30,194,309    32,622,753    59,590,224       1,339,708
II.   Interest on Reserve Bank of India/inter-bank
      borrowings(1) ...................................       3,230,976     4,047,872    11,888,142         267,269
III.  Others (including interest on borrowings of
       erstwhile ICICI Limited) .......................      38,251,291    31,373,162    29,536,430         664,038
                                                             ----------    ----------   -----------       ---------
TOTAL INTEREST EXPENDED ...............................      71,676,576    68,043,787   101,014,796       2,271,015
                                                             ==========    ==========   ===========       =========
---------------------------------------------------------------------------------------------------------------------


1.   Includes interest paid on inter-bank deposits.

ICICI Bank Limited and Subsidiaries

SCHEDULE 16 - OPERATING EXPENSES

                                                                                                            (Rs. in thousands)
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  Convenience
                                                                                                                  translation
                                                                                Year Ended March 31,               into US$,
                                                                       ---------------------------------------    year ended
                                                                         2004           2005         2006       March 31, 2006
                                                                       -----------   -----------   -----------  --------------
I.    Payments to and provisions for employees .....................     7,106,649    10,907,630    17,112,066       384,714
II.   Rent, taxes and lighting .....................................     1,855,998     2,465,214     3,036,174        68,259
III.  Printing and stationery ......................................       954,119     1,052,945     1,421,619        31,961
IV.   Advertisement and publicity ..................................     1,247,016     1,837,990     3,066,259        68,936
V.    Depreciation on Bank's property (including non-banking assets)     2,803,542     3,283,466     3,908,328        87,867
VI.   Depreciation (including lease equalisation) on leased assets .     2,805,368     2,974,662     2,771,014        62,298
VII.  Directors' fees, allowances and expenses .....................         8,372        13,749        14,523           326
VIII. Auditors' fees and expenses ..................................        30,673        36,352        43,356           975
IX.   Law charges ..................................................       571,637       338,794       298,817         6,718
X.    Postages, telegrams, telephones, etc .........................     1,600,421     2,216,732     2,825,681        63,527
XI.   Repairs and maintenance ......................................     2,080,307     2,550,917     3,329,657        74,857
XII.  Insurance ....................................................       371,742       186,633       298,979         6,722
XIII. Direct marketing agency expenses .............................     3,091,033     5,064,388     6,695,874       150,537
XIV.  Expenses pertaining to insurance business ....................    11,888,585    32,042,377    52,038,232     1,169,924
XV.   Other expenditure ............................................     5,518,791     7,884,743    12,270,270       275,860
                                                                       -----------   -----------   -----------   -----------
TOTAL OPERATING EXPENSES ...........................................    41,934,253    72,856,592   109,130,849     2,453,481
                                                                       ===========   ===========   ===========   ===========
------------------------------------------------------------------------------------------------------------------------------


SCHEDULE 17 - PROVISIONS AND CONTINGENCIES

                                                                                                              (Rs. in thousands)
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   Convenience
                                                                                                                   translation
                                                                                 Year Ended March 31,                into US$,
                                                                        ----------------------------------------    year ended
                                                                           2004           2005          2006      March 31, 2006
                                                                        -----------    -----------   -----------  --------------
I.   Income tax
     - Current period tax ..........................................      3,465,972      2,522,096     8,177,377        183,844
     - Deferred tax adjustment .....................................        (91,633)     3,131,712    (1,595,191)       (35,863)
     - Fringe Benefit Tax ..........................................                          --         385,749          8,672
II.  Wealth tax ....................................................         24,017         30,009        30,063            676
III. Provision for investments (including credit substitutes) (net)       1,170,335      5,433,165     8,156,314        183,370
IV.  Provision for advances (net)(1) ...............................      4,873,127       (889,859)    8,117,173        182,490
V.   Others ........................................................        207,936         85,984       203,564          4,577
                                                                          ---------     ----------    ----------        -------
TOTAL PROVISIONS AND CONTINGENCIES .................................      9,649,754     10,313,107    23,475,049        527,766
                                                                          =========     ==========    ==========        =======
--------------------------------------------------------------------------------------------------------------------------------

1. Includes provision on standard assets, non-performing advances, non-performing leased assets and other receivables.

ICICI Bank Limited and Subsidiaries

Schedules forming part of the Consolidated Financial Statements


SCHEDULE 18: Significant accounting policies and notes to accounts

A.   Significant accounting policies

     Overview

     ICICI Bank Limited ("ICICI Bank" or "the Bank") together with its subsidiaries, joint ventures and associates (collectively, "the Company") is a diversified financial services group providing a wide range of banking and financial services including retail banking, project and corporate finance, working capital finance, insurance, venture capital and private equity, investment banking, broking and treasury products and services.

     The Bank was incorporated in Vadodara, India and is a publicly held banking company governed by the Banking Regulation Act, 1949.

     Principles of consolidation

     The consolidated financial statements include the financials of ICICI Bank, its subsidiaries, associates and joint ventures.

     The Company consolidates subsidiaries in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. Entities where the Company holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence, other than investments of designated venture capital subsidiaries, are accounted for under the equity method of accounting, and the pro-rata share of their income/(loss) is included in profit and loss account. Assets, liabilities, income and expenditure of the jointly controlled entities are consolidated using the proportionate consolidation method. Under the proportionate consolidation method the Company's share of each of the assets, liabilities, income and expenses of a jointly controlled entity is reported as separate line items in the consolidated financial statements. The total assets at March 31, 2006 and total income for the year ended March 31, 2006 of the entities consolidated by the proportionate consolidation method was Rs. 39.7 million and Rs. 3.7 million respectively The Company does not consolidate entities where control is intended to be temporary. All significant inter-company accounts and transactions are eliminated on consolidation.

     Basis of preparation

     The accounting and reporting policies of the Company used in the preparation of these consolidated financial statements reflect general industry practices and conform with the generally accepted accounting principles in India (Indian GAAP) including the Accounting Standards ("AS") issued by Institute of Chartered Accountants of India ("ICAI"), guidelines issued by Reserve Bank of India ("RBI"), Insurance Regulatory and Development Authority ("IRDA") and National Housing Bank ("NHB") as applicable to relevant companies.

     The Company follows the accrual method of accounting except where otherwise stated and historical cost convention. In case the accounting policies followed by a subsidiary, joint venture or associate are different from those followed by the Bank, the same have been disclosed separately.

     The preparation of consolidated financial statements requires management to make estimates and assumptions considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the consolidated financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. Actual results could differ from these estimates.

     The consolidated financial statements include the results of the following entities:

------------------------------------------------------------------------------------------------------------------------------------
Sr.                                                         Country/                                                       Ownership
No    Name of the company                                   residence       Relation               Activity                interest
--    -------------------                                   ---------       --------               --------                --------
1     ICICI Securities Limited                                India         Subsidiary          Investment banking            99.90%
2     ICICI Brokerage Services Limited                        India         Subsidiary          Securities broking            99.90%
3     ICICI Securities Inc.                                    USA          Subsidiary          Investment banking &
                                                                                                securities broking            99.90%
4     ICICI Securities Holdings Inc.                           USA          Subsidiary          Investment banking            99.90%
5     ICICI Venture Funds Management Company Limited          India         Subsidiary          Venture fund management      100.00%
6     ICICI Home Finance Company Limited                      India         Subsidiary(1)       Housing finance              100.00%
7     ICICI Trusteeship Services Limited                      India         Subsidiary          Trusteeship services         100.00%
8     ICICI Investment Management Company Limited             India         Subsidiary          Investment management        100.00%
9     ICICI International Limited                           Mauritius       Subsidiary          Offshore fund management     100.00%
10    ICICI Bank UK Limited                               United Kingdom    Subsidiary          Banking                      100.00%
11    ICICI Bank Canada                                      Canada         Subsidiary          Banking                      100.00%
12    ICICI Bank Eurasia Limited Liability Company           Russia         Subsidiary(2)       Banking
      (formerly Investment Credit Bank Limited
      Liability Company)                                                                                                     100.00%
13    ICICI Property Trust                                    India         Direct holding      Assets and investments
                                                                                                management                   100.00%
14    ICICI Eco-net Internet & Technology Fund                India         Direct holding      Venture capital fund          92.03%
15    ICICI Equity Fund                                       India         Direct holding      Venture capital fund         100.00%
16    ICICI Emerging Sectors Fund                             India         Direct holding      Venture capital fund          98.85%
17    ICICI Strategic Investments Fund                        India         Direct holding      Venture capital fund         100.00%
18    ICICI Prudential Life Insurance Company Limited         India         Jointly controlled  Life insurance
                                                                               entity(3)                                      74.00%
19    ICICI Lombard General Insurance Company Limited         India         Jointly controlled  General insurance
                                                                               entity(3)                                      74.00%
20    Prudential ICICI Asset Management Company Limited       India         Subsidiary(4)       Asset management company
                                                                                                for Prudential ICICI Mutual
                                                                                                fund                          50.99%
21    Prudential ICICI Trust Limited                          India         Subsidiary(4)       Trustee company for
                                                                                                Prudential ICICI Mutual fund  50.80%
22    TCW/ICICI Investment Partners LLC.                    Mauritius       Jointly controlled  Asset and fund management
                                                                               entity(5)        company                       50.00%
23    TSI Ventures (India) Private                            India         Jointly controlled   Real estate consultant
      Limited                                                                   entity(5)                                     50.00%
------------------------------------------------------------------------------------------------------------------------------------

     1. Effective August 11, 2005, ICICI Distribution Finance Private Limited has merged with ICICI Home Finance Company Limited. Consequent to the merger ICICI Distribution Finance Private ceases to be a subsidiary of the Bank.

     2. ICICI Bank Eurasia Limited Liability Company (formerly Investment Credit Bank Limited Liability Company) has become a subsidiary of ICICI Bank Limited with effect from May 19, 2005, being the date of its acquisition.

     3. Since the year ended March 31, 2005, the financial statements of these jointly controlled entities have been consolidated as per AS 21 "Consolidated Financial Statements" consequent to the limited revision to AS 27 "Financial Reporting of Interests in Joint Ventures".

     4. Effective August 26, 2005, Prudential ICICI Asset Management Company Limited and Prudential ICICI Trust Limited have become subsidiaries of the Bank. Therefore, these entities have been fully consolidated instead of the proportionate consolidation method.

     5. This investment is accounted as per the proportionate consolidation method.

          Pursuant to the resolution passed at the meeting of the Board of Directors of ICICI Venture Funds Management Company Limited (IVFMCL), held on July 21, 2004, IVFMCL has decided not to carry on activities of non-banking financial companies, under Section 45-1A(6)(i) and applied to RBI for cancellation of its non-banking financial company certificate. The RBI vide its order dated December 27, 2004 has, cancelled as surrendered, the certificate of registration granted to IVFMCL. Consequently the statutory reserve, created in pursuance of section 45-IC of the Reserve Bank of India (Amendment) Act, 1997, amounting to Rs. 210.0 million has been treated as free reserve and have been included as a part of revenue and other reserves.

         Equity issue of ICICI Bank Ltd

         During the year ended March 31, 2006, the Bank raised equity capital amounting to Rs. 80,006.1 million. The expenses of the issue amounting to Rs. 874.1 million have been charged to the share premium account. The details of the equity capital raised are given in the table below.

                                                                  Rupees in million, except per share data
         --------------------------------------------------------------------------------------------------
         Details                                                                Amount of
                                                              No. of equity       share         Aggregate
                                                                 shares          premium        proceeds
                                                              -------------     ---------       ---------
         Fully paid equity shares of Rs. 10 each at a
         premium of Rs. 515 per share                          67,787,322        34,910.5        35,588.3
         Fully paid equity shares of Rs. 10 each at a
         premium of Rs. 488.75 per share(1)                    28,894,060        14,122.0        14,410.9
         18,618,730 American Depository Share ("ADS")
         at a price of US$ 26.75 per share (2)                 37,237,460        22,134.6        22,506.9
         Fully paid equity shares of Rs. 10 each issued
         by exercise of the green shoe option                  14,285,714         7,357.1         7,500.0
                                                              -----------        --------        --------
         Total                                                148,204,556        78,524.2        80,006.1
                                                              ===========        ========        ========
         --------------------------------------------------------------------------------------------------

     1. Unpaid calls of Rs. 0.3 million (Unpaid share premium Rs. 92.4 million).

     2.   Includes green shoe option of 2,428,530 ADSs.

     During the year ended March 31, 2005, the Bank issued 115,920,758 equity shares (including 6,992,187 equity shares issued by exercise of green shoe option) of Rs.10 each at a premium of Rs. 270 per share aggregating Rs. 32,457.8 million under the prospectus dated April 12, 2004. The expenses of the issue have been charged to the share premium account.

     During the year ended March 31, 2005, ICICI Bank had sponsored American Depositary Shares (ADSs) Offering, which opened for participation on March 7, 2005 and closed on March 11, 2005. In terms of the Offering, 20,685,750 ADSs representing 41,371,500 equity shares had been sold at a price of US$
     21.1 per ADS. The gross proceeds from the ADS Offering were approximately US$ 436.7 million (Rs.19,099.6 million). Pursuant to this offering, existing outstanding equity shares were exchanged for newly issued ADSs and accordingly the offering did not result in an increase in share capital of the Bank.

     Significant accounting policies

1.   Foreign currency transactions

     The consolidated financial statements are reported in Indian rupees (Rs.), the national currency of India. Foreign currency income and expenditure items are translated as follows:

a. For domestic operations at the exchange rates prevailing on the date of the transaction with the resultant gain or loss accounted for in the profit and loss account;

b. For integral foreign operations (representative offices), at weekly average closing rate with the resultant gain or loss accounted for in the profit and loss account. AS 11 (revised) on "The effects of changes in foreign exchanger rates" issued by the ICAI defines an integral foreign operation as a subsidiary, associate, joint venture or branch of the reporting enterprise, the activities of which are based or conducted in a country other than the country of the reporting enterprise but are an integral part of the reporting enterprise;

c. For non-integral foreign operations (foreign branches and off-shore banking units), at quarterly average closing rate with the resultant gains or losses accounted for as foreign currency translation reserve.

     Monetary foreign currency assets and liabilities of domestic and integral foreign operations are translated at closing exchange rates notified by Foreign Exchange Dealers' Association of India ("FEDAI") at the balance sheet date and the resulting profits/losses are included in the profit and loss account.

     Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations are translated at closing exchange rates notified by FEDAI at the balance sheet date and the resulting profit/loss on exchange differences are accumulated in the foreign currency translation reserve until the disposal of the net investment in the non-integral foreign operations.

     Outstanding forward exchange contracts are revalued at the exchange rates notified by FEDAI for specified maturities and at interpolated rates for contracts of in-between maturities. The resultant gains or losses are recognised in the profit and loss account.

     Contingent liabilities on account of guarantees, endorsements and other obligations are stated at the exchange rates notified by FEDAI at the balance sheet date.

2.   Revenue recognition

     Interest income on loans and advances is accounted on an accrual basis except in the case of loan exposures classified as non-performing assets ("NPAs") or bad and doubtful loans where it is recognised, on a cash basis, as per the prudential norms of RBI.

     Commissions paid to direct marketing agents ("DMAs") for auto loans, is recorded upfront in the profit and loss account net of subvention income received from them.

     Income from hire purchase operations is accrued by applying the interest rate implicit on outstanding balances.

     Income from leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease over the primary lease period. Leases effective from April 1, 2001 are accounted as advances at an amount equal to the net investment in the lease. The lease rentals are apportioned between principal and finance income based on a pattern reflecting a constant periodic return on the net investment outstanding in respect of finance lease. The principal amount is recognised as repayment of advances and the finance income is reported as interest income. Income on discounted instruments is recognised over the tenure of the instrument on a constant yield basis.

     Dividend income is accounted on an accrual basis when the right to receive the dividend is established.

     In case of investment banking subsidiary, fees from issue management, loan syndication, financial advisory services and trusteeship fees are recognised based on the stage of completion of assignments and terms of agreement with the client.

     Fees received by the Company's Canadian subsidiary, from its commercial clients for term loans, demand loans, mortgages, and operating lines of credit are deferred and recognised over the term of a loan. Upon approval of the credit facility, fee income is amortised over the term of the loan, except for demand loans, which are amortised over a 12-month period. Non-refundable loan fees received from commercial clients are accounted immediately if the credit facility is not approved.

     All other fee income is recognised upfront on it becoming due except for fees for guarantees which are amortised over the contracted period of the commitment.

     Net income arising from sell down of loan assets is recognised upfront in interest income. With effect from February 1, 2006, in accordance with new guidelines issued by RBI, net income arising from securitisation of loan assets is amortised over the life of securities issued or to be issued by the special purpose vehicle/special purpose entity to which the assets are sold.

     Income from brokerage activities is recognised as income on the trade date of the transaction. Brokerage income in relation to public issues/other securities is recognised based on mobilisation and terms of agreement with the client. The Bank follows trade date method for accounting of its investments.

     Life insurance premium is recognised as income when due. Premium on lapsed policies is recognised as income when such policies are reinstated. For linked business, premium is recognised when the associated units are allotted. Income from linked funds, which includes fund management charges, administrative charges and mortality charges is recovered from the linked fund in accordance with the terms and conditions of the policy and is accounted on accrual basis. Accretion of discount and amortisation of premium relating to debt securities is recognised over the holding/maturity period on a straight-line basis.

     General insurance premium is recognised as income over the period of risk or the contract period based on 1/365 method, whichever is appropriate on a gross basis, net of service tax. Any subsequent revision to premium is recognised over the remaining period of risk or contract period. Adjustments to premium income arising on cancellation of policies are recognised in the period in which it is cancelled. Commission on reinsurance business is recognised as income in the period of ceding the risk. Profit commission under re-insurance treaties is recognised as income in the period of determination of profits.

     Insurance premium on ceding of the risk is recognised in the period in which the risk is ceded. Any subsequent revision to premium ceded is recognised in the period of such revision. Adjustment to reinsurance premium arising on cancellation of policies is recognised in the period in which it is cancelled. In case of life insurance business, reinsurance premium ceded is accounted in accordance with the treaty or in-principle arrangement with the reinsurer.

     Premium deficiency is recognised when the sum of expected claim costs and related expenses exceed the reserve for unexpired risks and is computed at a business segment level.

3.   Stock based compensation

     The Company uses the intrinsic value-based method as prescribed by the guidance note on 'Accounting for Stock Options" issued by ICAI to account for its stock-based employees compensation plans. Compensation cost for fixed and variable stock-based awards is measured by the excess, if any, of the fair market price of the underlying stock over the exercise price. Compensation for fixed awards is measured at the grant date while compensation costs for variable awards is estimated until the number of shares an individual is entitled to receive and the exercise price are known (measurement date).

4.   Income taxes

     Income tax expense is the aggregate amount of current tax, deferred tax and fringe benefit tax charge. Current year taxes are determined in accordance with the Income Tax Act, 1961. Deferred tax adjustments comprise changes in the deferred tax assets or liabilities during the year.

     Deferred tax assets and liabilities are recognised for the future tax consequences of timing differences arising between the carrying values of assets and liabilities and their respective tax bases and operating carry forward losses. Deferred tax assets are recognised only after giving due consideration to prudence. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantially enacted by the balance sheet date. The impact on account of changes in the deferred tax assets and liabilities is also recognised in the profit and loss account.

     Deferred tax assets are recognised and reassessed at each reporting date, based upon management's judgement as to whether realisation is considered certain. Deferred tax assets are recognised on carry forward of unabsorbed depreciation, tax losses, and carry forward capital losses only if there is virtual certainty that such deferred tax asset can be realised against future profits.

     During the year ended March 31, 2006, the Bank has created a deferred tax asset on carry forward capital losses based on its firm plan, that sufficient future taxable income will be available against which the loss can be set off.

     Deferred tax assets and liabilities are computed at individual company level and aggregated for consolidated reporting.

5.   Claims and benefits paid

     In case of general insurance business, claims comprise claims paid, estimated liability for outstanding claims made following a loss occurrence reported and estimated liability for claims incurred but not reported ('IBNR') and claims incurred but not enough reported ('IBNER'). Further, claims incurred also include specific claim settlement costs such as survey/legal fees and other directly attributable costs. Claims (net of amounts receivable from reinsurers/co-insurers) are recognised on the date of intimation of the loss. Estimated liability for outstanding claims at the balance sheet date is recorded net of claims recoverable from/payable to co-insurers/reinsurers and salvage to the extent there is certainty of realisation. Estimated liability for outstanding claims is determined by the Company on the basis of ultimate amounts likely to be paid on each claim based on past experience. These estimates are progressively revalidated on availability of further information.

     Claims IBNR represents that amount of claims that may have been incurred during the accounting period but have not been reported or claimed. The IBNR provision also includes provision, if any, required for claims IBNER. Liability for claims IBNR/ claims IBNER is based on an actuarial estimate duly certified by the appointed actuary of the Company. In case of life insurance business, claims other than maturity claims are accounted for on receipt of intimation. Maturity claims are accounted when due for payment. Reinsurance on such claims is accounted for in the same period as the related claims. Withdrawals under linked policies are accounted in the respective schemes.

6.   Liability for life policies in force

     In respect of life insurance business, liability for life policies in force and also policies in respect of which premium has been discontinued but a liability exists, is determined by the appointed actuary on the basis of an annual review of the life insurance business, as per the gross premium method in accordance with accepted actuarial practice, requirements of the IRDA and the Actuarial Society of India. The linked policies sold by the company carry two types of liabilities - unit liability representing the fund value of policies and non-unit liability for future expenses, meeting death claims, income taxes and cost of any guarantees.

7.   Reserve for unexpired risk

     Reserve for unexpired risk is recognised net of reinsurance ceded and represents premium written that is attributable and to be allocated to succeeding accounting periods for risks to be borne by the company under contractual obligations on contract period basis or risk period basis, whichever is appropriate. It is calculated on a daily pro-rata basis subject to a minimum of 50% of the premium, written during the 12 months preceding the balance sheet date for fire, marine, cargo and miscellaneous business and 100% for marine hull business, in accordance with the provisions of the Insurance Act, 1938.

8.   Actuarial method and valuation

     In case of life insurance business, the actuarial valuation liability on both participating and non-participating policies is calculated using the gross premium method. The gross premium reserves are calculated using assumptions for interest, mortality, expense, and inflation and in the case of participating policies, the future bonuses together with allowance for taxation and allocation of profits to shareholders. These assumptions are determined as prudent estimates at the date of valuation with allowances for adverse deviations.

     The interest rates used for valuing the liabilities are in the range of 4.7% to 10.0% per annum (Previous year - 4.0% to 10.0% per annum).

     Mortality rates used are based on the published L.I.C. (1994 - 96) Ultimate Mortality Table, adjusted to reflect expected experience and allowances for adverse deviation. Expenses are provided for at long-term expected renewal expense levels.

     Unearned premium reserves are held for the unexpired portion of the risk for the general fund liabilities of linked business and riders thereunder and one year renewable group term insurance.

     The unit liability in respect of linked business has been taken as the value of the units standing to the credit of policyholders, using the net asset value (NAV) prevailing at the valuation date. The adequacy of charges under unit-linked policies to meet future expenses has been tested and provision made as appropriate. Provision has also been made for the cost of guarantee under unit-linked products that carry a guarantee.

9.   Acquisition costs for insurance business

     Acquisition costs are those costs that vary with, and are primarily related to the acquisition of new and renewal of insurance contracts including commissions and policy issue expenses. These costs are expensed in the period in which they are incurred.

10.  Staff retirement benefits

     ICICI Bank is required to pay gratuity to employees who retire or resign after at least five years of continuous service. ICICI Bank makes contributions to three separate gratuity funds, for employees inducted from erstwhile ICICI, employees inducted from erstwhile Bank of Madura and employees of ICICI Bank other than employees inducted from erstwhile ICICI and erstwhile Bank of Madura.

     The gratuity funds for employees inducted from erstwhile ICICI and erstwhile Bank of Madura are separate gratuity funds managed by ICICI Prudential Life Insurance Company. Actuarial valuation of the gratuity liability is determined by an actuary appointed by ICICI Prudential Life Insurance Company. The investments of the funds are made according to rules prescribed by the Government of India. The accounts of the funds are audited by independent auditors.

     The gratuity fund for employees of ICICI Bank other than employees inducted from erstwhile ICICI and erstwhile Bank of Madura is administered by the Life Insurance Corporation of India. In accordance with the gratuity fund's rules, actuarial valuation of gratuity liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality and staff turnover.

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

     Until March 31, 2005, the superannuation fund was solely administered by the Life Insurance Corporation of India. Subsequent to March 31, 2005, the fund is being administered by both Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited. Employees have the option to retain the existing balance with Life Insurance Corporation of India or seek a transfer to ICICI Prudential Life Insurance Company.

     ICICI Bank is statutorily required to maintain a provident fund as a part of its retirement benefits to its employees. There are separate provident funds for employees inducted from erstwhile Bank of Madura (other than those employees who have opted for pensions), and for other employees of ICICI Bank. These funds are managed by in-house trustees. Each employee contributes 12.0% of his or her basic salary (10.0% for clerks and sub-staff of erstwhile Bank of Madura) and ICICI Bank contributes an equal amount to the funds. The investments of the funds are made according to rules prescribed by the Government of India. The accounts of the funds are audited by independent auditors.

     In respect of other entities within the group, retirement benefits in the form of provident fund and other defined contribution schemes, the contribution payable by the Company for the year is charged to the profit and loss account for that year. In respect of gratuity benefit and other benefit schemes, where the Company makes payments for retirement benefits out of its own funds, provisions are made in the profit and loss account based on actuarial valuation. In cases where the liability for retirement benefits is funded through a scheme administered by an insurer, the contributions payable during the year to the insurer is charged to the profit and loss account for that year.

11.  Accounting for contingencies

     The Company estimates the probability of any loss that might be incurred on outcome of contingencies on the basis of information available up to the date on which the consolidated financial statements are prepared. A provision is recognised when an enterprise has a present obligation as a result of past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. Provisions are determined based on management estimate required to settle the obligation at the balance sheet date, supplemented by experience of similar transactions. These are reviewed at each balance sheet date and adjusted to reflect the current estimates. In cases where the available information indicates that the loss on the contingency is reasonably possible but the amount of loss cannot be reasonably estimated, a disclosure is made in the consolidated financial statements. In case of remote possibility neither provision nor disclosure is made in the consolidated financial statements.

12.  Cash and cash equivalents

     Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice

13.  Investments

     Investments of the Bank are accounted for in accordance with the extant RBI guidelines on investment classification and valuation as given below:

     a) All investments are categorised into 'Held to Maturity', 'Available for Sale' and 'Held for Trading' categories. Reclassifications, if any, in any category are accounted for as per the RBI guidelines.

          Under each category, the investments are further classified under (a) government securities (b) other approved securities (c) shares (d) bonds and debentures (e) subsidiaries and joint ventures and (f) others.

     b) 'Held to Maturity' securities are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. A provision is made for other than temporary diminution.

     c) 'Available for Sale' and 'Held for Trading' securities are valued periodically as per RBI guidelines. The market/fair value for the purpose of periodical valuation of quoted investments included in the 'Available for Sale' and 'Held for Trading' categories is the market price of the scrip as available from the trades/quotes on the stock exchanges, price list of RBI or prices declared by Primary Dealers

          Association of India jointly with Fixed Income Money Market and Derivatives Association ("FIMMDA").

          The market/fair value of unquoted statutory liquidity ratio (SLR) securities included in the 'Available for Sale' and 'Held for Trading' categories is as per the rates published by FIMMDA. The valuation of non-SLR securities, other than those quoted on the stock exchanges, wherever linked to the Yield-to-Maturity ("YTM") rates, is with a mark-up (reflecting associated credit risk) over the YTM rates for government securities published by FIMMDA.

          Unquoted equity shares are valued at the book value, if the latest balance sheet is available or at Re. 1.

          Securities are valued scrip-wise and depreciation/appreciation aggregated for each category. Net appreciation, if any, in each basket, being unrealised, is ignored, while net depreciation is provided for.

     d) Costs including brokerage and commission pertaining to investments, paid at the time of acquisition, are charged to the profit and loss account.

     e) Profit on sale of investments in the 'Held to Maturity' category is credited to the profit and loss account and is thereafter appropriated (net of applicable taxes and statutory reserve requirements) to capital reserve.

     f) At the end of each reporting period, security receipts issued by the asset reconstruction company are valued in accordance with the guidelines prescribed by RBI. Accordingly, as the security receipts issued by the asset reconstruction company are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Bank considers the Net Asset Value ("NAV"), obtained from the asset reconstruction company, for valuation of such investments at each reporting period end.

     The Company's venture capital funds carry their investments at fair values, with unrealised gains and temporary losses on investments recognised as components of investors' equity and accounted for in unrealised investment reserve account included in the investment fluctuation reserve. The realised gains and losses on investments and units in mutual funds and unrealised gains or losses on restatement of units in mutual funds are accounted for in the Profit and Loss Account. The cost of investments sold is determined on weighted average basis and the cost of units in mutual funds sold is determined on first-in, first-out basis for the purpose of calculating gains or losses on sale. Provisions are made in respect of accrued income considered doubtful. Such provisions as well as any subsequent recoveries are recorded through the profit and loss account. Subscriptions to/purchase of investments are accounted at the cost of acquisition inclusive of brokerage, commission and stamp duty. Bonus shares and right entitlements are recorded when such benefits are known. Quoted investments are valued on the valuation date at the closing market price. Quoted investments that are not traded on the valuation date but are traded during the two months prior to the valuation date are valued at the latest known closing price. An appropriate discount is applied where the asset management company considers it necessary to reflect restrictions on disposal. Quoted investments not traded during the two months' prior to the valuation date are treated as unquoted. Unquoted investments are valued at their estimated fair values by applying appropriate valuation methods. Where there is a decline, other than temporary in the carrying amounts of investments, the resultant reduction in the carrying amount is charged to the profit and loss account during the period in which such decline is identified.

     The Company's investment banking subsidiary classifies its investments as short-term and trading or as long-term investments. The securities held with the intention of holding for short-term and trading are classified as stock in trade and the securities acquired with the intention of holding till maturity or for a longer period are classified as long-term investments. The securities held as stock in trade are valued at lower of cost arrived at on weighted average basis or market/fair value and long-term investments are carried at cost arrived at weighted average basis. Appropriate provision is made for other than temporary diminution in the value of investments. Commission earned in respect of securities acquired upon devolvement is reduced from the cost of acquisition.

     The Company's housing finance subsidiary classifies its investments as current investments and long-term investments. Investments that are readily realisable and intended to be held for not more than a year are classified as current investments, which are carried at the lower of cost or the market value. All other investments are classified as long-term investments, which are carried at cost. However a provision for diminution in value is made to recognize any other than temporary decline in the value of investments. Costs such as brokerage, commission etc. paid at the time of acquisition of investments are included in investments costs.

     In case of the Company's UK banking subsidiary, premium or discount on investments intended to be held on a continuous basis, are amortised on an effective interest rate basis through the profit and loss account over the period to maturity.

     The Company's Canadian banking subsidiary classifies its investments into investment account securities or trading account securities. Investment account securities comprise debt and equity securities, originally purchased with the intention of holding to maturity or for a predetermined period of time, which may be sold in response to changes in investment objectives arising from changing market conditions or to meet the liquidity requirements.

     The Company's life insurance subsidiary values its investments in real estate at historical cost subject to provision for impairment, if any. Revaluation of investments in real estate is done at least once in every three years.

14.  Provisions/Write-offs on loans and other credit facilities

     The Bank follows the RBI norms for income recognition and asset classification. Accordingly, all loan exposures are classified into performing and non-performing assets ('NPA'). NPAs of the Bank are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI. Provisions are made on sub-standard and doubtful assets at rates prescribed by RBI. Loss assets and unsecured portion of doubtful assets are provided/written off as per the extant RBI guidelines. RBI norms also allow banks to create additional floating provisions over and above the specific provisions. The additional floating provisions are in general based on losses anticipated by the Bank on historical loss experiences or expected anticipated losses in certain loans. For restructured/rescheduled assets, provision is made by the Bank in accordance with the guidelines issued by RBI, which requires the present value of the interest sacrifice be provided at the time of restructuring.

     In the case of NPAs other than restructured NPA accounts, the account is reclassified as "standard" account if arrears of interest and principal are fully paid by the borrower. In respect of NPA accounts subjected to restructuring, the account is reclassified as "standard" account if the borrower demonstrates, over a minimum period of one year, the ability to repay the loan in accordance with the contractual terms.

     Amounts recovered against other debts written off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are recognised in the profit and loss account. In addition to the specific provision on NPAs, the Bank maintains a general provision on performing loans. The general provision meets the requirements of the RBI guidelines.

     In addition to the provisions required to be held according to the asset classification status, provisions are held by the Bank for individual country exposure (other than for home country). The countries are categorised into seven risk categories namely insignificant, low, moderate, high, very high, restricted and off-credit and provisioning made on exposures exceeding 90 days on a graded scale ranging from 0.25% to 100%. For exposures with contractual maturity of less than 90 days, 25% of the normal provision requirement is held. If the country exposure (net) of the Bank in respect of each country does not exceed 1% of the total funded assets, no provision is maintained on such country exposure.

     In the case of the investment-banking subsidiary, the policy of provisioning against NPAs is as per the prudential norms prescribed by the RBI for non-banking financial companies. As per the policy adopted, the provision against sub-standard assets are determined, taking into account management's perception of the higher risk associated with the business of the company. Certain NPAs are considered as loss assets and full provision has been made against such assets.

     In case of the housing finance subsidiary, loans and other credit facilities are classified as per the NHB guidelines into performing and non-performing assets. Further, NPAs are classified into sub-standard, doubtful and loss assets based on criteria stipulated by NHB.

     In the case of the Canadian subsidiary, loans are stated net of allowance for credit losses. Loans are classified as impaired when there is no longer reasonable assurance of the timely collection of the full amount of principal or interest. An allowance for credit losses is maintained at a level that management considers adequate to absorb identified credit-related losses as well as losses that have been incurred but are not yet identifiable.

15.  Transfer and servicing of financial assets

     The Company transfers commercial and consumer loans through securitisation transactions. The transferred loans are de-recognised and gains/losses are recorded only if the Company surrenders the rights to benefits specified in the loan contract. Recourse and servicing obligations are reduced from proceeds of the sale. Retained beneficial interests in the loans are measured by allocating the carrying value of the loans between the assets sold and the retained interest, based on the relative fair value at the date of the securitisation.

     During the year, RBI has issued specific guidelines on securitisation of standard assets. Accordingly, with effect from February 1, 2006, the Bank accounts for any loss arising on securitisation in the profit & loss account immediately at the time of securitisation. Profit/premium, if any, arising on account of securitisation is amortised over the life of the securities issued or to be issued by the Special Purpose Vehicle (SPV).

16.  Fixed assets and depreciation

     Premises and other fixed assets are carried at cost less accumulated depreciation. Depreciation is charged over the estimated useful life of a fixed asset on a straight-line basis, except for those relating to venture capital, investment banking and asset management subsidiaries where depreciation is charged on a written-down value basis. The rates of depreciation for fixed assets, which are not lower than the rates prescribed in schedule XIV of the Companies Act, 1956, are given below:

Asset                                                          Depreciation rate
-----                                                          ----------------

Premises owned by the Bank ...................................       1.63%
ATMs .........................................................      12.50%
Plant and machinery like air conditioners, xerox machines, etc      10.00%
Furniture and fixtures .......................................      15.00%
Motor vehicles ...............................................      20.00%
Computers ....................................................      33.33%
EDC terminals ................................................      16.67%
Others (including software and system development expenses) ..      25.00%

     Cost comprises the purchase price and any cost attributable to bringing the asset to working condition for its intended use.

     Depreciation on leased assets and improvement to leasehold premises is made on a straight-line basis at the higher of the rates determined with reference to the primary period of lease and the rates specified in
     Schedule XIV of the Companies Act, 1956.

     Assets purchased/sold during the year are depreciated on the basis of actual number of days the asset has been put to use.

     Items costing less than Rs. 5,000 are depreciated fully over a period of 12 months from the date of purchase.

     In case of the venture capital subsidiary depreciation on assets, other than leased assets, is charged on written-down value method at the rates and in the manner prescribed under Schedule XIV to the Companies Act, 1956.

     In case of investment banking subsidiary, depreciation on assets, other than improvements to leased property and membership rights of The Stock Exchange, Mumbai, is charged on written-down value method at the rates which are greater than or equal to the provisions of Schedule XIV of the Companies Act, 1956. A membership right of the stock exchange is treated as an asset and the value paid to acquire such rights is amortised over a period of 10 years.

     In case of the asset management subsidiary, fixed assets other than leasehold improvements, and software development and licensing costs are depreciated at written-down value method based on economic lives of the asset as estimated by management.

     In case of the overseas banking subsidiaries, fixed assets other than leasehold improvements are depreciated using straight-line method over the estimated useful lives of the assets as estimated by management. In case of the Canadian subsidiary, depreciation on furniture and fixtures is charged at 20% per annum.

     In case of the life insurance subsidiary, assets costing up to Rs. 20,000 are fully depreciated in the year of acquisition. Intangible assets comprising software are stated at cost less amortisation. Significant improvements to software are capitalised while the insignificant improvements are charged off as software expenses. Software expenses are amortised on straight-line method over a period of three years from the date they are put to use, being management's estimate of the useful life of such intangibles. Depreciation on furniture and fixtures is charged at 25% per annum.

     In case of the general insurance subsidiary, computer software are stated at costless amortisation. Computer software including improvements is amortised over a period of five years, being management's estimate of the useful life of such intangibles.

     In case of housing finance subsidiary, depreciation on computer software is provided at 20% per annum.

17.  Accounting for derivative contracts

     The Company enters into derivative contracts such as foreign currency options, interest rate and currency swaps and cross currency interest rate swaps to hedge on-balance sheet/off-balance sheet assets and liabilities or for trading purposes.

     The swap contracts entered to hedge on-balance sheet assets and liabilities are structured in such a way that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and accounted in accordance with RBI guidelines.

     Foreign currency and rupee derivatives, which are entered for trading purposes, are marked to market and the resulting gain/loss, (net of provisions, if any) is recorded in the profit and loss account.

     During the year the Bank changed its method for testing hedge effectiveness from the price value of basis point ("PVBP") or duration method to the marked to market method. Due to this change certain derivative contracts, which were hitherto accounted for as hedges, became ineffective and were accordingly accounted for as trading.

18.  Impairment of assets

     Long-lived assets and certain intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net discounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognised is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

19.  Earnings per share ("EPS")

     Basic and diluted earnings per share are calculated by dividing the net profit or loss for the year attributable to equity shareholders by the weighted average number of equity shares outstanding during the year. Diluted earnings per equity share have been computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the year, except where the results are anti-dilutive.

B.   Notes required by Indian Accounting Standards

1.   Earnings per share ("EPS")

     The Company reports basic and diluted earnings per equity share in accordance with Accounting Standard 20, "Earnings per Share". Basic earnings per share is computed by dividing net profit after tax attributable to equity shareholders by the weighted average number of equity shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the year.

     The computation of earnings per share is given below:

                                                  Rupees in million except per share data
-----------------------------------------------------------------------------------------
                                                               Year ended March 31,
                                                       ----------------------------------
                                                               2005             2006
                                                               ----             ----

Basic
Weighted average no. of equity shares outstanding       727,728,042      781,693,773
Net profit .......................................         18,523.3         24,200.9
Basic earnings per share (Rs.) ...................            25.45            30.96
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
                                                            Year ended March 31,
                                                       --------------------------------
                                                           2005             2006
                                                           ----             ----

Diluted
Weighted average no. of equity  shares outstanding      733,720,485      789,963,635
Net profit .......................................         18,523.3         24,200.9
Diluted earnings per share (Rs.) .................            25.25            30.64
Nominal value per share (Rs.) ....................             10.0             10.0
-----------------------------------------------------------------------------------------


     The dilutive impact is mainly due to options granted to employees by the Bank.

2.   Related party transactions

     The Company has transactions with its related parties comprising joint ventures, associates and key management personnel. The following represent the significant transactions between the Company and such related parties:

     Lease of premises and facilities

     During the year ended March 31, 2006, the Company charged for lease of premises, facilities and other administrative costs to joint ventures amounting to Rs. Nil (March 31, 2005: Rs. 3.4 million).

     Interest received

     During the year ended March 31, 2006, the Company received interest from its key management personnel(1) amounting to Rs. 0.5 million (March 31, 2005: Rs. 0.3 million).

     Interest paid

     During the year ended March 31, 2006, the Company paid interest to joint ventures amounting to Rs. Nil (March 31, 2005: Rs. 18.9 million).

     Remuneration to whole-time directors

     Remuneration paid to the whole-time directors of the Bank during the year ended March 31, 2006 was Rs. 75.9 million (March 31, 2005: Rs. 60.5 million).

     Sale of investments

     During the year ended March 31, 2006, the Company sold certain investments to joint ventures amounting to Rs. Nil (March 31, 2005: Rs. 3,637.3 million). On the sales made to joint ventures the Bank accounted for a loss of Rs. Nil (March 31, 2005: Rs. 14.6 million).

     Purchase of investments

     During the year ended March 31, 2006, the Company purchased certain investments from its joint ventures amounting to Rs. 20.2 million (March 31, 2005: Rs. 5,001.2 million).

     Custodial charges received

     During the year ended March 31, 2006, the Company received custodial charges from its joint ventures amounting to Rs. Nil (March 31, 2005: Rs.
     1.7 million).

     Fees

     During the year ended March 31, 2006, the Company received cash management services fees from its joint ventures amounting to Rs. Nil (March 31, 2005: Rs. 14.5 million).

     Related party balances

     The following are balances payable to/receivable from the related parties included in the balance sheet as on March 31, 2006:

                                                                              Rupees in million
------------------------------------------------------------------------------------------------
         Items/Related Party                                                  Key
                                                         Joint Ventures    Management
                                                         and Associates    Personnel (1)   Total
                                                          -------------    -----------    ------
Deposits with ICICI Bank.................................       5.3           24.9         30.2
Advances.................................................       Nil           15.4         15.4
Investments of ICICI Bank................................      33.5            Nil         33.5
Investments of related parties in ICICI Bank.............       Nil            4.3          4.3
Receivables..............................................       Nil            Nil          Nil
Payables.................................................       Nil            Nil          Nil
------------------------------------------------------------------------------------------------

     The following balances represent the maximum balance payable to/receivable from related parties during the year ended March 31, 2006:


                                                                              Rupees in million
------------------------------------------------------------------------------------------------
         Items/Related Party                                                  Key
                                                         Joint Ventures    Management
                                                         and Associates    Personnel (1)   Total
                                                          -------------    -----------    ------
Deposits with ICICI Bank.................................      22.4           46.1         68.5
Advances.................................................       Nil           21.2         21.2
Investments of ICICI Bank................................      33.5            Nil         33.5
Investments of related parties in ICICI Bank.............       Nil            4.4          4.4
Receivables..............................................       Nil            Nil          Nil
Payables.................................................       Nil            Nil          Nil
------------------------------------------------------------------------------------------------

     The following are balances payable to/receivable from the related parties included in the balance sheet as on March 31, 2005:

                                                                              Rupees in million
------------------------------------------------------------------------------------------------
        Items/Related Party                                                   Key
                                                         Joint Ventures    Management
                                                         and Associates    Personnel (1)   Total
                                                          -------------    -----------    ------
Deposits with ICICI Bank ................................       2.0            37.1         39.1
Advances ................................................       0.9            19.1         20.0
Investments of ICICI Bank ............. .................      67.1             Nil         67.1
Investments of related parties in ICICI
Bank ....................................................       Nil            2.3          2.3
Receivables .............................................       Nil            Nil          Nil
Payables ................................................       Nil            Nil          Nil
------------------------------------------------------------------------------------------------

     The following balances represent the maximum balance payable to/receivable from related parties during the year ended March 31, 2005:

                                                                              Rupees in million
------------------------------------------------------------------------------------------------
         Items/Related Party                                                  Key
                                                         Joint Ventures    Management
                                                         and Associates    Personnel (1)   Total
                                                          -------------    -----------    ------
Deposits with ICICI Bank ................................      64.5           196.1        260.6
Advances ................................................       0.9            19.1         20.0
Investments of ICICI Bank ...............................      67.1             Nil         67.1
Investments of related parties in ICICI Bank.............       Nil             2.3          2.3
Receivables .............................................       Nil             Nil          Nil
Payables ................................................       Nil             Nil          Nil
------------------------------------------------------------------------------------------------

     (1) Whole-time directors of the Board and their relatives.

     Joint ventures and associates

     For the year ended March 31, 2006, TCW/ICICI Investment Partners LLC and TSI Ventures (India) Private Limited have been classified as joint ventures. For the period ended March 31, 2005, Prudential ICICI Asset Management Company Limited and Prudential ICICI Trust Limited have been classified as joint ventures. These entities have been accounted as "subsidiaries" as defined in AS 21 "Consolidated Financial Statements" in the current financial year.

3.   Employee Stock Option Scheme ("ESOS")

     In terms of the ESOS, as amended, the maximum number of options granted to any eligible employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the eligible employees shall not exceed 5% of the aggregate number of the issued equity shares of the Bank on the date(s) of the grant of options.

     In terms of the Scheme, 17,362,584 options (March 31, 2005: 18,215,335 options) granted to eligible employees were outstanding at March 31, 2006.

     A summary of the status of the Bank's stock option plan is given below:

-------------------------------------------------------------------------------
                                                     Stock options outstanding
                                                         Year ended March 31,
                                                   ----------------------------
                                                      2005              2006
                                                   ----------        ----------

Outstanding at the beginning of the year .....     15,964,982        18,215,335
Add: Granted during the year .................      7,554,500         4,981,780
Less: Forfeited/lapsed during the year .......        846,496           931,280
Exercised during the year ....................      4,457,651(1)      4,903,251
                                                   ----------        ----------
Outstanding at the end of the year ...........     18,215,335        17,362,584
                                                   ==========        ==========
-------------------------------------------------------------------------------

     1.   Excludes options exercised but not allotted.

4.   Fixed Assets

     Fixed assets include certain softwares acquired by the Company. The movement in software assets is given below:

                                                          Rupees in million
-------------------------------------------------------------------------------
                                                           As of March 31,
                                                       ----------------------
Particulars                                              2005          2006
                                                       --------      --------

At cost as on March 31 of preceding period .......      2,381.0       2,784.4
Additions during the year ........................        462.2         615.1
Deductions during the year .......................        (58.8)        (52.5)
Depreciation/amortisation to date ................     (1,557.3)     (2,274.2)
                                                       --------      --------
Net Block ........................................      1,227.1       1,072.8
                                                       ========      ========
-------------------------------------------------------------------------------


5.   Assets given under lease

5.1  Assets given under operating lease

     The future lease rentals are given in the table below:

                                                          Rupees in million
-------------------------------------------------------------------------------
                                                           As of March 31,
                                                       ----------------------
Period                                                    2005         2006
                                                       ---------     --------

Not later than one year ..........................         239.2        128.2
Later than one year and not later than five years        1,001.8        605.9
Later than five years ............................         311.2          2.0
                                                       ---------     --------
Total ............................................       1,552.2        736.1
                                                       =========     ========
-------------------------------------------------------------------------------

5.2      Assets taken under operating lease

         The future lease rental commitments are given in the table below:

                                                          Rupees in million
-------------------------------------------------------------------------------
                                                           As of March 31,
                                                       ----------------------
Period                                                    2005         2006
                                                       ---------     --------
Not later than one year ..........................         369.5        614.7
Later than one year and not later than five years        1,386.4      1,976.1
Later than five years ............................         586.4        806.7
                                                       ---------     --------
Total ............................................       2,342.3      3,397.5
                                                       =========     ========
-------------------------------------------------------------------------------


5.3  Assets given under finance lease

     The future lease rentals are given below:
                                                          Rupees in million
-------------------------------------------------------------------------------
                                                           As of March 31,
                                                       ----------------------
Period                                                    2005         2006
                                                       ---------     --------
Total of future minimum lease payments ...........       1,105.5        817.1
Present value of lease payments ..................         913.6        695.1
Un-matured finance charges .......................         191.9        122.0
Maturity profile of total of future minimum
  lease payments .................................
Not later than one year ..........................         293.3        232.4
Later than one year and not later than five years.         804.5        584.7
Later than five years ............................           7.7           --
                                                       ---------     --------
Total ............................................       1,105.5        817.1
                                                       =========     ========
-------------------------------------------------------------------------------

     Maturity profile of present value of lease payments

                                                          Rupees in million
-------------------------------------------------------------------------------
                                                           As of March 31,
                                                       ----------------------
Period                                                    2005         2006
                                                       ---------     --------
Not later than one year ..........................         222.8        176.7
Later than one year and not later than five years          683.3        518.4
Later than five years ............................           7.5           --
                                                       ---------     --------
Total ............................................         913.6        695.1
                                                       =========     ========
-------------------------------------------------------------------------------

6.   Early retirement option ("ERO")

     The Bank had implemented an Early Retirement Option scheme 2003 for its employees in July 2003. All employees who had completed 40 years of age and seven years of service with the Bank (including period of service with entities amalgamated with the Bank) were eligible for the ERO.

     The ex-gratia payments under ERO and termination benefits and leave encashment in excess of the provision made (net of tax benefits), aggregating to Rs. 1,910.0 million is being amortised over a period of five years commencing August 1, 2003 (the date of retirement of employees exercising the Option being July 31, 2003).

     On account of the above ERO scheme, an amount of Rs. 384.0 million (March 31, 2005: Rs. 384.0 million) has been charged to revenue being the proportionate amount amortised for the year ended March 31, 2006.

7.   Preference shares

     The Bank had issued preference shares with a face value of Rs. 3,500.0 million during the year ended March 31,1998 under the scheme of business combination of ITC Classic Finance Limited with erstwhile ICICI Limited. These preference shares bear a dividend yield of 0.001% and is redeemable at face value after 20 years. Certain government securities amounting to Rs. 2,001.1 million (March 31, 2005: Rs. 1,952.3 million) have been earmarked against redemption of these preference shares.

     Banks in India are generally not allowed to issue preference shares. However, the Company has been currently exempted from this restriction.

8.   Transfer to Investment Fluctuation Reserve

     An amount of Rs. 2,143.4 million being the excess balance in Investment Fluctuation Reserve (IFR) account over the regulatory requirement was transferred to general reserve account during the year ended March 31, 2005. RBI has subsequently instructed that this amount should be retained in IFR account itself. Accordingly, the said amount was transferred back to IFR account from the general reserve account in the first quarter of the year ended March 31, 2006, making IFR account balance Rs. 7,303.4 million.

     RBI required banks to create IFR aggregating to 5% of their investments in fixed income securities (in AFS and Trading Book) over a five-year period starting from March 31, 2002. Accordingly a further amount of Rs. 5,900.0 million was transferred to IFR during the year ended March 31, 2006, making the IFR account balance Rs. 13,203.4 million. RBI has vide its circular DBOD.No.BP.BC.38/21.04.141/2005-06 dated October 10, 2005 permitted banks that have maintained capital of at least 9% of the risk weighted assets for both credit risk and market risk for both held for trading and available for sale categories of investments as on March 31, 2006, to transfer the balance in the IFR 'below the line' in the profit and loss appropriation account to statutory reserve, general reserve or balance of profit and loss account.

     Pursuant to the above, the entire IFR account balance of Rs. 13,203.4 million has been transferred from IFR to revenue and other reserves.

9.   Deferred tax

     As on March 31, 2006, the Company has recorded net deferred tax asset of Rs. 2,467.9 million (March 31, 2005: Rs. 702.2 million).

     The analysis of deferred tax assets and liabilities into major items is given below:

                                                                        Rupees in million
-----------------------------------------------------------------------------------------
                                                                         As of March 31,
     Particulars                                                         2005      2006
                                                                       --------   -------
Deferred tax assets
Provision for bad and doubtful debts ..............................     7,285.5   6,553.8
Capital Loss ......................................................      --         950.0
Others ............................................................     1,076.6   1,426.0
                                                                       --------   -------
                                                                        8,362.1   8,929.8

Less: Deferred tax liability
Depreciation on fixed assets ......................................     7,561.1   6,709.7
Others ............................................................       221.6       --
                                                                       --------   -------
                                                                        7,782.7   6,709.7
Add: Deferred tax asset pertaining to foreign branches/subsidiaries       122.8     247.8
                                                                       --------   -------
Total net deferred tax asset/(liability) ..........................       702.2   2,467.9
                                                                       ========   =======
-----------------------------------------------------------------------------------------

     During the year ended March 31, 2006, the Bank has created a deferred tax asset on carry forward capital losses as based on its firm plans it is virtually certain that sufficient future taxable capital gains will be available against which the loss can be set off. Further, the life insurance subsidiary has created a deferred tax asset on carry forward unabsorbed losses amounting to Rs. 262.4 million (March 31, 2005: Rs.
     107.9 million) based on the virtual certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised.

10.  Other assets

     a. Exchange fluctuation

     Exchange fluctuation aggregating Rs. 25.0 million (March 31, 2005: Rs.
     244.7 million), which arises on account of rupee-tying agreements with the Government of India, is held in "Rupee Determine Exchange Fluctuation Account" pending adjustment at maturity on receipt of payments from the Government for repayments to foreign lenders.

     b. Swap suspense (net)

     Swap suspense (net) aggregating Rs. 71.6 million (debit) (March 31, 2005:
     Rs. 794.7 million (debit)), which arises out of conversion of foreign currency swaps, is held in "Swap suspense account" and will be reversed at conclusion of swap transactions with swap counter parties.

11.  Information about business and geographical segments

     The Group reports its operations into the following segments:

     o Consumer and commercial banking comprises the retail and corporate banking operations of the Bank, ICICI Home Finance Company Limited, ICICI Bank UK Limited, ICICI Bank Canada and ICICI Bank Eurasia Limited Liability Company.

     o Investment banking comprises the treasury of the Bank, the investment banking business of ICICI Securities Limited, ICICI Brokerage Services Limited, ICICI Securities Inc., and ICICI Securities Holdings Inc., ICICI Venture Funds Management Company Limited, ICICI Eco-net Internet & Technology Fund, ICICI Equity Fund, ICICI Strategic Investments Fund, ICICI Emerging Sectors Fund and ICICI International Limited.

     o Others comprises of ICICI Lombard General Insurance Company Limited, ICICI Prudential Life Insurance Company Limited, Prudential ICICI Asset Management Company Ltd, Prudential ICICI Trust Limited, ICICI Property Trust, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, TCW/ICICI Investment Partners LLC and TSI Ventures (India) Private Limited.

     Inter-segment transactions are generally based on transfer pricing measures as determined by management. Income, expenses, assets and liabilities are either specifically identifiable with individual segments or have been allocated to segments on a systematic basis.

     Based on such allocations, segmental balance sheet as on March 31, 2006 and segmental profit and loss account for the year ended March 31, 2006 have been prepared.

ICICI Bank Limited and Subsidiaries

Schedules forming part of the Consolidated Financial Statements

                                                                                                                  Rupees in million
-----------------------------------------------------------------------------------------------------------------------------------
                                      Consumer and
                                   Commercial Banking      Investment Banking           Others                      Total
                                 ----------------------    -------------------  ---------------------    -----------------------
                                        Year ended             Year ended             Year ended                  Year ended
                                        March 31,               March 31,              March 31,                   March 31,
                                 ----------------------    -------------------  ---------------------    -----------------------
                                   2005         2006        2005       2006      2005         2006        2005             2006
                                   ----         ----        ----       ----      ----         ----        ----             ----
 1   Revenue (before
     extraordinary profit)       108,779.9    151,950.1    32,599.2   53,425.6  37,037.6     63,152.8    178,416.7      268,528.5
 2   Less: Inter- segment
     revenue                        --           --          --         --        --           --         (9,102.8)     (10,917.6)
 3   Total revenue (1)-(2)          --           --          --         --        --           --        169,313.9      257,610.9
 4   Operating profit (i.e
     Profit before unallocated
     expenses, extraordinary
     profit, provision, and
     tax) ....................    19,965.0     33,404.2    10,439.3   14,156.9  (1,606.8)       288.0     28,797.5       47,849.2
 5   Unallocated expenses.....      --           --          --         --        --           --            384.0          384.0
 6   Provisions ..............     1,150.9      7,532.1     3,478.4    8,944.9    (422.9)      (210.7)     4,206.4       16,266.4
 7   Profit before tax
     (4)-(5)-(6) .............    18,814.1     25,872.0     6,960.9    5,212.0  (1,183.9)       498.7     24,207.1       31,198.8
     Income tax expenses (net)
 8   / (net deferred tax
     credit) .................      --           --          --         --        --           --          5,683.8        6,998.0
 9   Net Profit (7)-8) .......      --           --          --         --        --           --         18,523.3       24,200.8
     Other Information

10   Segment assets .......... 1,118,447.3  1,802,556.0   588,286.8  824,793.1  47,778.4    110,734.9  1,754,512.5    2,738,084.0
11   Unallocated assets ...         --          --           --        --         --           --         28,915.3       31,776.0
12   Total assets (10)+(11)         --          --           --        --         --           --      1,783,427.8    2,769,860.0
13   Segment
     liabilities ............. 1,353,714.3  2,080,899.1   389,689.1  584,579.5  40,024.4    104,381.4  1,783,427.8    2,769,860.0
14   Unallocated
     liabilities .............      --           --          --         --        --           --           --             --
15   Total liabilities
       (13)+(14)..............      --           --          --         --        --           --      1,783,427.8    2,769,860.0
-----------------------------------------------------------------------------------------------------------------------------------

ICICI Bank Limited and Subsidiaries

Schedules forming part of the Consolidated Financial Statements


                                                               Rupees in million
--------------------------------------------------------------------------------
                              Consumer and
                               Commercial   Investment
                                 Banking      Banking     Others       Total
                              ------------- ----------  ---------   -----------
                                            Year ended March 31, 2004
                              -------------------------------------------------
1 Revenue (before ............     97,052.3   39,140.3   13,913.3    150,105.9
  extraordinary profit)
2 Less: Inter- segment revenue       --         --         --        (11,049.0)
3 Total revenue (1) -(2) .....       --         --         --        139,056.9
4 Operating profit (i.e.
  Profit before unallocated
  expenses, extraordinary
  profit, provision, and
  tax) .......................     13,148.9   13,625.0   (1,071.8)    25,702.1
5 Unallocated expenses .......       --         --         --            256.0
6 Provisions .................      5,803.2      440.7     --          6,243.9
7 Profit before tax
  (4)-(5)-(6) ................      7,345.7   13,184.3    (1071.8)    19,202.2
   Income tax expenses (net) /
8 (net deferred tax credit) ..       --         --         --          3,398.4
9 Net Profit (7)-(8) .........       --         --         --         15,803.8
--------------------------------------------------------------------------------

     Geographical segments

     The Group reports its operations under the following geographical segments.

     a) Domestic Operations comprises branches and subsidiaries having operations in India.

     b) Foreign Operations comprises branches and subsidiaries having operations outside India and offshore banking unit having operations in India.

     Based on above segments the assets and revenue of the Bank for the year ended March 31, 2006 have been prepared.

                                                                               Rupees in million
------------------------------------------------------------------------------------------------
      Sr.
      No.      Particulars          Domestic Operations     Foreign Operations           Total
     -----     ----------           -------------------      -----------------       -----------
     1.        Revenue.............       243,570.9                14,040.0           257,610.9
     2.        Assets..............     2,436,465.6               333,394.4         2,769,860.0
------------------------------------------------------------------------------------------------


     Hitherto the business operations of the Bank were largely concentrated in India. The assets and income from foreign operations were not significant to the overall consolidated operations of the Bank and have accordingly not been disclosed for the earlier comparative year.

12.  Penalties imposed by RBI

     The RBI had imposed penalties (ranging from Rs. 0.5 million to Rs. 2.0 million) on certain banks including ICICI Bank on January 23, 2006 under
     Section 47A(1)(b) of the Banking Regulation Act, 1949. A penalty of Rs.
     0.5 million (March 31, 2005: Rs. Nil) had been imposed on the Bank citing contravention of RBI instructions relating to opening of accounts, monitoring of transactions for adherence to Know Your Customer ("KYC")/Anti Money Laundering ("AML") norms, and non-adherence to normal banking practices.

ICICI Bank Limited and Subsidiaries

Schedules forming part of the Consolidated Financial Statements


C.   Additional Notes

1.   Reserves

     Profit brought forward

     Represents the balance of net profit after minority interest carried forward from earlier years after allocations to following reserves:

     Statutory Reserves

     Represents reserves created as a percentage of the net profit before any other appropriation as required by the Banking Regulation Act, 1949. Every banking company is currently required to transfer not less than 25% of the net profit (before appropriations) to the "statutory reserves".

     Capital Reserves

     Represents amount of gains on sale of securities classified as held to maturity, net of tax and transfer to statutory reserves.

     Share Premium

     Represents amount of premium received on issue of share capital

     Special Reserve

     Represents reserves maintained under the Income Tax Act, 1961 to avail tax benefits.

     Foreign Currency Translation Reserve

     Represents exchange differences on translation of financial statements of non-integral foreign operations.

     Revenue and other reserves

     Represents any reserve other than capital reserves and includes all reserves other than those separately classified.

     Investment Fluctuation Reserve

     Represents reserves required to be maintained as a percentage of the fixed income securities of the banks for interest rate risk and unrealised gains/losses relating to its venture capital subsidiary.

     Reserve Fund

     Represents appropriation of 5% of net profit by Sri Lanka branch to meet the requirements of Section 20 of Sri Lankan Banking Act No 30 of 1988.

     Debit balance in Profit and Loss Account

     This is included under Other Assets and not deducted from the balance in Reserves

ICICI Bank Limited and Subsidiaries

Schedules forming part of the Consolidated Financial Statements


2.   Deposits

     Deposits include demand deposits, which are non-interest-bearing, and savings and time deposits, which are interest bearing.

     Contractual maturities of time deposits as of March 31, 2006 are set out below:
                                                              Rupees in million
    ----------------------------------------------------------------------------
    Deposits maturing during the year ending March 31,
    2007....................................................     1,182,789.2
    2008....................................................        15,251.6
    2009....................................................        76,186.4
    2010....................................................         2,246.8
    2011....................................................        19,178.7
    Thereafter..............................................        22,430.1
                                                                 -----------
    Total time deposits.....................................     1,318,082.8
                                                                 ===========
    ----------------------------------------------------------------------------

     As of March 31, 2006, the aggregate of time deposits with individual balances greater than Rs. 5.0 million was Rs. 1,096,631.2 million (March 31, 2005: Rs. 574,769.2 million).

3.   Long-term debt

     Long-term debt represents debt with a contractual maturity of greater than one year. Maturity distribution is based on contractual maturity or the date at which the debt is callable at the option of the holder, whichever is earlier. A significant portion of the long-term debt bears a fixed rate of interest. Interest rates on floating-rate debt are generally linked to the London Inter-Bank Offer Rate or similar money market rates. The segregation between fixed-rate and floating-rate obligations is based on the contractual terms.

     A listing of long-term debt as of March 31, 2006, by maturity and interest rate profile is set out below:

                                                                               Rupees in million
------------------------------------------------------------------------------------------------
                                                      Fixed-rate     Floating-rate
                                                      obligations     Obligations       Total
                                                    ---------------- --------------  -----------
    Long-term debt maturing during the year
    ending March 31,
    2007............................................. 66,842.6         5,989.8       72,832.4
    2008............................................. 42,362.1        20,938.4       63,300.5
    2009............................................. 43,786.2        12,747.9       56,534.1
    2010............................................. 47,031.2         4,234.2       51,265.4
    2011............................................. 41,775.6         8,581.4       50,357.0
    Thereafter....................................... 85,068.4        14,291.2       99,359.6
                                                    ----------        --------      ---------
    Total............................................326,866.1        66,782.9      393,649.0
                                                    ==========        ========      =========
------------------------------------------------------------------------------------------------


     All long-term debt is unsecured. Debt aggregating Rs. 31,957.5 million (March 31, 2005: Rs. 32,864.0 million) is guaranteed by the Government of India (GOI).

     Long-term debt is denominated in various currencies. As of March 31, 2006, long-term debt comprises Indian rupee debt of Rs. 265,722.6 million (March 31, 2005: Rs. 286,685.0 million) and foreign currency debt of Rs. 127,926.4 million (March 31, 2005: Rs. 80,380.8 million).

ICICI Bank Limited and Subsidiaries

Schedules forming part of the Consolidated Financial Statements


       Indian rupee debt

       A listing of major category of Indian rupee debt is set out below

                                                                           Rupees in million
--------------------------------------------------------------------------------------------
                                                    As of March 31, 2006
                                   ---------------------------------------------------------
                                                 Weighted                         Average
                                                  average                        residual
Category                                         interest                        maturity
                                        Amount       rate           Range       (in years)
                                    ----------   --------   -------------    --------------
 Bonds issued to institutional
 /individual investors .......      178,651.2     8.94%     4.74-16.38%           4.88
 Bonds eligible for statutory        14,815.0    11.60%     11.50-12.00%          4.21
 reserve requirements(1)......

 Borrowings from GOI .........        3,122.4    10.85%     0.00-13.00%           2.36
 Refinance from financial            67,745.6     6.59%     5.50-12.00%           1.77
 institutions.................
 Fixed Deposits ..............        1,388.4     10.4%      9.10-11.25%          0.49
                                    ---------
Total ........................      265,722.6     8.31%                           4.00
                                    =========
--------------------------------------------------------------------------------------------

1) Banks in India are required to mandatorily maintain a specified percentage of certain liabilities as cash or in approved securities. These bonds issued by the Company are approved securities under the rules.

                                                                              Rupees in million
-----------------------------------------------------------------------------------------------
                                                        As of March 31, 2005
                                       --------------------------------------------------------
                                                     Weighted                       Average
                                                      average                       residual
Category                                             interest                       maturity
                                            Amount     rate         Range          (in years)
                                         ----------  --------   -------------    --------------
 Bonds issued to institutional
 /individual investors(1) ...........     196,581.7     9.90%     4.56-25.29%       3.24
 Bonds eligible for statutory reserve      14,815.0    11.60%    11.50-12.00%       5.21
 requirements(2).....................

 Borrowings from GOI ................       4,230.2    10.24%     0.00-13.00%       2.58
 Refinance from financial                  68,987.6     6.55%     5.50-12.00%       2.97
 institutions........................
 Fixed Deposits .....................       2,070.5    10.67%     9.10-11.50        1.30
                                          ---------
Total ...............................     286,685.0     8.88%                       3.25
                                          =========
-----------------------------------------------------------------------------------------------

1) Includes application money received on bonds outstanding at the end of the year.

2) Banks in India are required to mandatorily maintain a specified percentage of certain liabilities as cash or in approved securities. These bonds issued by the Company are approved securities under the rules.

ICICI Bank Limited and Subsidiaries

Schedules forming part of the Consolidated Financial Statements


       Foreign currency debt

       A listing of major categories of foreign currency debt is set out below:

                                                                              Rupees in million
-----------------------------------------------------------------------------------------------
                                                        As of March 31, 2006
                                       --------------------------------------------------------
                                                     Weighted                       Average
                                                      average                       residual
Category                                             interest                       maturity
                                         Amount        rate         Range          (in years)
                                       ----------    --------   -------------    --------------
Borrowings from international
development agencies (1) (2) ......      23,820.6      5.08%       0.00-6.75%          9.39
Other borrowings from international
markets ...........................     104,105.8      5.16%       0.00-6.12%          2.95
                                        ---------
Total .............................     127,926.4      5.14%                           4.15
                                        =========
-----------------------------------------------------------------------------------------------

1) These borrowings have been raised under specific lines of credit from international development agencies. The borrowings have lender-imposed restrictions that limit the use of the funds for specified purposes, which include lending to specified sectors.

2) Exchange rate fluctuations on certain borrowings are guaranteed by the GOI.

                                                                              Rupees in million
------------------------------------------------------------------------------------------------
                                                            As of March 31, 2005
                                           -----------------------------------------------------
                                                            Weighted                   Average
                                                             average                  residual
Category                                                    interest                  maturity
                                                 Amount        rate       Range      (in years)
                                              ----------    --------    ----------  ------------
Borrowings from international development
agencies (1) (2) ........................       24,949.3       3.84%    0.00-6.75%      8.71
Other borrowings from international
markets .................................       55,431.5       4.38%    0.00-7.55%      3.01
                                                --------
Total ...................................       80,380.8       4.20%                    4.78
                                                ========
------------------------------------------------------------------------------------------------

     1) These borrowings have been raised under specific lines of credit from international development agencies. The borrowings have lender-imposed restrictions that limit the use of the funds for specified purposes, which include lending to specified sectors.

     2) Exchange rate fluctuations on certain borrowings are guaranteed by the GOI.

4.   Cash and cash equivalents

     Deposits with the Reserve Bank of India include Rs. 70,908.6 million (March 31, 2005: Rs. 57,966.1 million) maintained in accordance with the guidelines governing minimum cash reserve requirements. The balances maintained with the Reserve Bank of India towards cash reserve requirements are subject to withdrawal and usage restrictions.

     Deposits with other Banks include Rs. 26,170.5 million (March 31, 2005:
     10,780.1 million) towards deposits, which have maturity greater than 90 days.

ICICI Bank Limited and Subsidiaries

Schedules forming part of the Consolidated Financial Statements


5.   Investments

     The portfolio of investments classified as available for sale is set out below.

                                                                                                        Rupees in million
-------------------------------------------------------------------------------------------------------------------------
                                 As of March 31,                                As of March 31,
                                      2005                                           2006
                          ---------------------------------------------  ------------------------------------------------
                                        Gross       Gross                                Gross       Gross
                          Amortised  unrealised  unrealised      Fair      Amortised   unrealised  unrealised    Fair
                            cost        gain        loss         value        cost        gain        loss       value
                          ---------   ---------   ---------    ---------   ---------   ----------  ----------  ---------
 Available for sale

Corporate debt
securities ..........      19,203.3     1,342.2      (177.4)    20,368.1    34,423.8        238.3    (501.7)    34,160.4
Government securities      34,005.3      --            (0.9)    34,004.4   116,023.6          0.1      (0.1)   116,023.6
Other securities(1) .       6,561.8        51.4        (3.0)     6,610.2    12,947.2         21.6     (18.5)    12,950.3
                          ---------   ---------   ---------    ---------   ---------    ---------   -------    ---------
Total debt securities      59,770.4     1,393.6      (181.3)    60,982.7   163,394.6        260.0    (520.3)   163,134.3
Equity securities ...      19,801.8     5,619.3      (989.8)    24,431.3    23,055.8      7,023.5  (1,190.9)    28,888.4
Other investments (2)      34,765.6     3,109.3      (538.5)    37,336.4    63,460.1      3,833.2  (1,089.7)    66,203.6
                          ---------   ---------   ---------    ---------   ---------    ---------   -------    ---------
Total ...............     114,337.8    10,122.2    (1,709.6)   122,750.4   249,910.5     11,116.7  (2,800.9)   258,226.3)
                          =========   =========   =========    =========   =========    =========   =======    =========
-------------------------------------------------------------------------------------------------------------------------


     Income from securities available for sale

     A listing of income from securities classified as available for sale is set out below:

                                                 Rupees in million
------------------------------------------------------------------
                                      Year ended March 31,
                                -------------------------------
                                   2004       2005       2006
                                ---------   --------   --------

Interest ................        13,831.3    8,900.7    6,970.5
Dividends ...............         1,061.0      925.5    1,745.6
                               ---------    --------    -------
Total ...................        14,892.3    9,826.2    8,716.1
                               =========    ========    =======


Gross realised gain .....         5,312.9    5,815.2    9,509.3
Gross realised loss .....        (3,316.9)  (1,838.2)  (1,257.5)
                               ---------    --------    -------
Total ...................         1,996.0    3,977.0    8,251.8
                               =========    ========    =======
------------------------------------------------------------------

6.   Repurchase transactions

     The Company has undertaken repurchase and reverse repurchase transactions in GOI securities. The average level of repurchase transactions outstanding during the year ended March 31, 2006, was Rs. 19,779.0 million (March 31, 2005: Rs. 11,773.0 million). The average level of reverse repurchase transactions outstanding during the year ended March 31, 2006, was Rs. 1,615.0 million (March 31, 2005: Rs. 14,316.0 million). As of March 31, 2006, outstanding repurchase and reverse repurchase transactions were Rs. 16,450.0 million (March 31, 2005: Rs. 13,076.0 million) and Rs.
     2.0 million (March 31, 2005: Rs. Nil) respectively.

ICICI Bank Limited and Subsidiaries

Schedules forming part of the Consolidated Financial Statements


7.   Loans

     A listing of loans by category is set out below.

                                                                          Rupees in million
-------------------------------------------------------------------------------------------
                                                                        As of March 31,
                                                                      2005          2006
                                                                   ----------  ------------
         Commercial, financial, agricultural and others .......     447,358.3     665,549.4
         Consumer loans and credit card receivables(1) ........     532,138.4     910,870.9
         Lease financing(2) ...................................         884.6         736.2
                                                                   ----------  ------------
         Gross loans ..........................................     980,381.3   1,577,156.5
         Allowances for loan losses ...........................      16,281.7      14,553.3
                                                                   ----------  ------------
         Loans, net ...........................................     964,099.6   1,562,603.2
                                                                    =========   ===========
-------------------------------------------------------------------------------------------

         1) Includes installment loans but excludes developer financing.
         2) Leasing and related activities includes leasing and hire purchase

     Maturity profile of loans

     A maturity profile of gross loans is set out below:

                                                                                 Rupees in million
---------------------------------------------------------------------------------------------------
                                                                            As of March 31,
                                                                    -----------------------------
                                                                       2005              2006
                                                                    ----------       ------------

          Less than one year .................................       284,062.4          425,591.7
          One to five years...................................       407,070.0          789,909.5
          Greater than five years.............................       272,967.2          347,102.0
                                                                    ----------       ------------
          Total...............................................       964,099.6        1,562,603.2
                                                                     =========        ===========
---------------------------------------------------------------------------------------------------


     Interest and fees on loans

     A listing of interest and fees on loans (net of unearned income) is set out below.

                                                                         Rupees in million
------------------------------------------------------------------------------------------
                                                                   As of March 31,
                                                          --------------------------------
                                                             2004       2005        2006
                                                          ---------  ---------  ----------

        Commercial, financial, agricultural and others     36,836.9   31,673.7    36,791.3
        Consumer loans and credit card receivables ...     25,006.6   38,024.1    64,280.6
        Lease financing ..............................        145.6      113.6        70.7
                                                          ---------  ---------  ----------
        Total ........................................     61,989.1   69,811.4   101,142.6
                                                           ========   ========   =========
------------------------------------------------------------------------------------------

ICICI Bank Limited and Subsidiaries

Schedules forming part of the Consolidated Financial Statements


     Restructured loans

     The Company classifies a loan as a restructured loan where it has made concessionary modifications that it would not otherwise consider, to the contractual terms of a loan to a borrower experiencing financial difficulties. As of March 31, 2006, the Company had committed to lend Rs. 1,031.4 million (March 31, 2005: Rs. 2,891.8 million), to borrowers who are parties to troubled debt restructurings.

     Standard restructured loans

     A listing of restructured loans is set out below:

                                                                       Rupees in million
----------------------------------------------------------------------------------------
                                                                      As of March 31,
                                                                  ----------------------
                                                                     2005        2006
                                                                  ----------  ----------
Commercial, financial, agricultural
and others (1) ...............................................     57,083.0    46,511.7
Working capital finance (including working capital term loans)      1,099.3       657.4
Other ........................................................      ---         ---
Restructured loans ...........................................     58,182.3    47,169.1
Allowance for loan losses ....................................     (2,863.3)   (2,185.0)
Restructured loans, net ......................................     55,319.0    44,984.1
------------------------------------------------------------------------------------------

-----------
(1) Excludes working capital finance.

     A listing of non-performing loans is set out below:

                                                                       Rupees in million
----------------------------------------------------------------------------------------
                                                                     As of March 31,
                                                                  ----------------------
                                                                     2005        2006
                                                                  ----------  ----------
Commercial, financial, agricultural
and others (1) ...............................................     16,836.8     5,019.1
Working capital finance (including working capital term loans)      2,808.4     2,943.4
Consumer loans and credit card receivables and others ........      8,428.5    14,395.9

Non-performing loans .........................................     28,073.7    22,358.4
Suspended interest and claims received from ECGC/DICGC .......       (283.6)     (271.6)
Allowance for loan losses ....................................    (12,483.9)  (11,502.9)
Non-performing loans, net ....................................     15,306.2    10,583.9
------------------------------------------------------------------------------------------

-----------
(1) Excludes working capital finance.

     Provision for loan losses

     Movements in the provision for loan losses are set out below:

                                                                           Rupees in million
--------------------------------------------------------------------------------------------
                                                                  Year ended March 31,
                                                           ---------------------------------
                                                              2004        2005        2006
                                                           ---------   ---------   ---------
Provisions for loan losses at the beginning of the year     22,078.1    16,308.1    12,483.9
Provisions for loan losses made during the year .......      7,334.1    18,059.5     5,561.2
Write-off/write-back of excess provisions .............    (13,104.1)  (21,883.7)   (6,542.2)
                                                           ---------   ---------   ---------
Provisions for loan losses at the end of the year .....     16,308.1    12,483.9    11,502.9
                                                            ========    ========    ========
--------------------------------------------------------------------------------------------

ICICI Bank Limited and Subsidiaries

Schedules forming part of the Consolidated Financial Statements


8. Financial assets transferred during the period/year to Securitisation Company SC) / Reconstruction Company (RC)

     The Bank has transferred certain assets to an asset reconstruction company
     (ARC) in terms of the guidelines issued by RBI governing such transfer. For the purpose of the valuation of the underlying security receipts issued by ARC, the security receipts are valued at their respective NAVs as advised by the ARC. The details of the assets transferred for the relevant year are given in the table below:

                                                                                                                 Rupees in million
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       Year ended March 31,
                                                                                                 ---------------------------------
                                                                                                    2004        2005       2006
                                                                                                 ---------   ---------   ---------
A   No. of accounts .........................................................................           54          82         15
B   Aggregate book value (net of provisions) of accounts sold to ARC ........................     12,506.2    13,279.3    4,794.0
C   Aggregate consideration .................................................................     12,439.5    10,862.3    4,066.3
D   Additional consideration realised in respect of accounts transferred in earlier years (1)       ---         ---        ---
E   Aggregate gain/(loss) over net sale value ...............................................        (66.7)   (2,417.0)    (727.7)
----------------------------------------------------------------------------------------------------------------------------------

     1. During the year ended March 31, 2006, ARC fully redeemed four security receipts. The Bank realised Rs. 95.7 million over the gross book value of the security receipts.

9.   Details of non-performing assets sold excluding transfers to ARC

     The Bank has sold certain cases of non-performing assets in terms of the guidelines issued by RBI, governing such sale. The details of assets sold are given below:

                                                              Rupees in million
-------------------------------------------------------------------------------
                                                         Year ended
                                                       March 31, 2006
                                                    --------------------
Particulars

1. No. of borrower accounts sold ....................          366
2. Aggregate outstanding (Gross) ....................     14,384.1
3. Aggregate consideration received..................      2,223.2
-------------------------------------------------------------------------------

10.  Credit Exposure

     a) As on March 31, 2006 the Bank does not have any single borrower exposure above 15% of capital funds

     b) As on March 31, 2005 the Bank has taken single borrower exposure above 15% with the approval of the Board of Directors in the cases given below:

-------------------------------------------------------------------------------------------------------------
Name of Borrower                                                                         As on March 31, 2005
                                                                                          % to capital funds

Bharat Heavy Electrical Limited ..........................................................      19.50%
Essar Oil Limited ........................................................................      17.46%
ARCIL (including security receipts issued by underlying trusts managed by ARCIL)..........      16.73%
Larsen & Toubro Limited ..................................................................      16.20%
-------------------------------------------------------------------------------------------------------------

ICICI Bank Limited and Subsidiaries

Schedules forming part of the Consolidated Financial Statements


11.  Concentration of credit risk

     Concentration of credit risk exists when changes in economic, industry or geographic factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to Company's total credit exposure. The Company's portfolio of financial instruments is broadly diversified along industry, product and geographic lines primarily within India.

     The Bank's 20 largest borrowers based on gross exposure, totaled approximately Rs. 366,510.7 million as of March 31, 2006 (March 31, 2005:
     Rs. 264,435.7 million) which represented 153.9% (March 31, 2005: 175.9%)
     of the capital funds. The single largest borrower as of March 31, 2005 was Rs. 30,981.8 million (March 31, 2005: 27,667.7 million) which represented 13.0% (March 31, 2005: 19.5%) of the capital funds.

     The largest group of companies under the same management control accounted for approximately 22.2% (March 31, 2005: 30.6%) of our capital funds.

12.  Loan commitments

     The Company has outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated Rs. 82,644.9 million as of March 31, 2006 (March 31, 2005: Rs. 37,817.7 million). The interest rate on these commitments is dependent on the lending rates on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are contingent upon the borrower's ability to maintain specific credit standards.

13.  Guarantees

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

     The credit risk associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. The current carrying amount of the liability for the Company's obligations under the guarantee as on March 31, 2006 amounted to Rs. 1,042.5 million (March 31, 2005: Rs. 1,256.2 million).

     Details of guarantees outstanding are set out below:

                                                                                          Rupees in million
------------------------------------------------------------------------------------------------------------
         Nature of guarantee            Maximum potential amount of future payments under guarantee

                                   Less than
                                     1 year            1 - 3 year      3 - 5 year   Over 5 year     Total
                                   ----------          ----------      ----------   -----------   ----------
Financial guarantees...........      44,426.9           14,084.0         6,917.3      3,231.9       68,660.1
Performance guarantees.........      56,085.1           58,249.6        15,283.5      3,461.2      133,079.3
                                    ---------           --------        --------      -------      ---------
Total guarantees ..............     100,512.0           72,333.6        22,200.8      6,693.1      201,739.4
                                    =========           ========        ========      =======      =========
------------------------------------------------------------------------------------------------------------

ICICI Bank Limited and Subsidiaries

Schedules forming part of the Consolidated Financial Statements


     The Company has collateral available to reimburse potential losses on its guarantees. Margins available to the Company to reimburse losses realised under guarantees amounted to Rs. 10,291.4 million (March 31, 2005: Rs. 4,066.3 million). Other property or security may also be available to the Company to cover these losses under guarantees.

14.  Securitisation

     The information on securitisation activity of the Company, as an originator, for the year ended March 31, 2006 and March 31, 2005 is given in the table below:

                                                                                   Rupees in million
----------------------------------------------------------------------------------------------------
                                                                               Year ended March 31,
                                                                              ----------------------
                                                                                 2005        2006
                                                                              ----------  ----------
Total number of loan assets securitised ..................................       942,567     909,130
Total book value of loan assets securitised ..............................     160,071.2    94,856.2
Sale consideration received for the securitised assets ...................     163,412.2   102,856.6
----------------------------------------------------------------------------------------------------

     The gain on account of securitisation during the year ended March 31, 2006 is Rs. 4,032.4 million (March 31, 2005: Rs. 3,976.1 million, March 31, 2004: Rs. 1,567.8 million)

     The information on securitisation activity of the Bank as an originator as on March 31, 2005 and March 31, 2006 is given in the table below:

                                                              Rupees in million
-------------------------------------------------------------------------------
                                                  As of March 31,
                                               --------------------
                                                  2005       2006
                                               ---------   --------

Outstanding credit enhancement ............      7,234.3   16,369.2
Outstanding liquidity facility ............       --        2,640.4
Outstanding servicing liability ...........        260.7      695.6
Outstanding subordinate contributions......     17,712.7    8,369.8
-------------------------------------------------------------------------------

     Key assumptions during the year ended March 31, 2006 in measuring the fair value of retained interests at the date of sale or securitisation and also for subsequent measurement of retained interests as on March 31, 2006 are given in the table below:

--------------------------------------------------------------------------------------------------------------------------
                                                     Auto                 Personal         Two wheeler         Mortgage
                                                     Loans                 loans              loans             loans
                                                 ---------------     ----------------   ----------------   ---------------
 Discount rate ...............................    8.35% to 16.22%     16.01% to 23.83%   17.68% to 20.77%   10.80% to 7.15%
 Constant prepayment rate (per annum) ........    3.00% to 39.00%     24.00% to 51.00%             12.00%   6.00% to 10.00%
 Anticipated net credit losses (per annum) ...     0.55% to 3.50%                3.00%     1.82% to 2.00%             0.25%
--------------------------------------------------------------------------------------------------------------------------

15.  Capital commitments

     The Company is obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. As of the balance sheet date, work had not been completed to this extent. Estimated amounts of contracts remaining to be executed on capital account aggregated Rs. 1,462.8 million as of March 31, 2006 (March 31, 2005: Rs.
     704.4 million).

ICICI Bank Limited and Subsidiaries

Schedules forming part of the Consolidated Financial Statements


16.  Forward rate agreement ("FRA")/ Interest rate swaps ("IRS")

     The details of the forward rate agreements/interest rate swaps of the Bank are given below:

                                                                                  Rupees in million
---------------------------------------------------------------------------------------------------
                                                                              As on March 31,
                                                                         --------------------------
Particular                                                                    2005          2006
                                                                         ------------  ------------
The notional principal of rupee swap agreements .....................     1,165,402.0   1,870,025.6
Losses which would be incurred if counterparties failed to fulfil
their obligations under the agreements ..............................         9,865.3      16,754.4
Collateral required by the Bank upon entering into swaps ............         ---           ---
Concentration of credit risk arising from the rupee swaps ...........           274.6         476.4
The fair value of the rupee trading swap book (2) ...................           333.6         922.4
---------------------------------------------------------------------------------------------------

     1. Notional principal of swap agreements includes both hedge and trading portfolio
     2.   Fair value represents clean mark-to-market.


17.  Rupee and foreign currency derivatives

     ICICI Bank is a major participant in the financial derivatives market. The Bank deals in derivatives for balance sheet management and market making purposes whereby the Bank offers derivative products to its customers, enabling them to hedge their risks.

     Dealing in derivatives is carried out by identified groups in the treasury of the Bank based on purpose of transaction. Derivative transactions are entered into by the treasury front office. Treasury middle office conducts an independent check of the transactions entered into by the front office and also undertakes activities such as confirmation, settlement, accounting, risk monitoring and reporting and ensures compliance with various internal and regulatory guidelines.

     The market making and the proprietary trading activities in derivatives are governed by the investment policy of the Bank, which lays down the position limits, stop loss limits as well as other risk limits. The Risk Management Group ("RMG") lays down the methodology for computation and monitoring of risk. Risk Committee of the Board (RCB) reviews the Bank's risk management policy in relation to various risks (portfolio, liquidity, interest rate, off-balance sheet and operational risks), investment policies and compliance issues in relation thereto. The RCB comprises of independent directors and the Managing Director and CEO.

     Risk monitoring on derivatives portfolio is done on a daily basis. The Bank measures and monitors risk using Value at Risk ("VAR") approach and the relevant greeks for options. Risk reporting on derivatives forms an integral part of the management information system and the marked to market position and the VAR of the derivatives portfolio is reported on a daily basis.

     The use of derivatives for hedging purpose is governed by the hedge policy approved by Asset Liability Management Committee ("ALCO"). Subject to prevailing RBI guidelines, the Bank deals in derivatives for hedging fixed rate, floating rate or foreign currency assets/ liabilities. Transactions for hedging and market making purposes are recorded separately. For hedge transactions, the Bank identifies the hedged item (asset or liability) at the inception of the transaction itself. The effectiveness is assessed at the inception of the hedge and periodically thereafter. During the year the Bank changed its method for testing hedge effectiveness from the price value of basis point ("PVBP") or duration method to the marked to market method. Due to this change certain derivative contracts,

ICICI Bank Limited and Subsidiaries

Schedules forming part of the Consolidated Financial Statements which were hitherto accounted for as hedges, became ineffective and were accordingly accounted for as trading.

     Hedge derivative transactions are accounted for pursuant to the principles of hedge accounting. Derivatives for market making purpose are marked to market and the resulting gain/loss is recorded in the profit and loss account. Premia on options are accounted for at the expiry of the options. The Bank makes provisions on the outstanding positions in trading derivatives for possible adverse movements in underlying. Derivative transactions are covered under International Swap Dealers Association ("ISDA") master agreements with the respective counterparties. The credit exposure on account of derivative transactions is computed as per RBI guidelines and is marked against the credit limits approved for the respective counterparties.

                                                                                                   Rupees in million
--------------------------------------------------------------------------------------------------------------------
         Sr No.   Particular                                                             As on March 31, 2006
         ------   ----------                                                      ----------------------------------
                                                                                     Currency         Interest rate
                                                                                   derivatives (1)   derivatives (2)
                                                                                  ----------------  ----------------
            1     Derivatives (Notional principal amount)
                  a) For hedging................................................     14,506.6             42,005.5
                  b) For trading................................................    430,887.1          2,700,016.7
            2     Marked to market positions (3)
                  a) Asset (+)..................................................      2,184.3              2,052.9
                  b) Liability (-)..............................                       ---                 ---
            3     Credit exposure ..............................................     21,520.9             28,293.3
--------------------------------------------------------------------------------------------------------------------

         1. Options & Cross Currency Interest Rate Swap ('CCIRS') are included in currency derivatives.
         2. Foreign currency Interest Rate Swaps, Forward Rate Agreements and swaptions are included in interest rate derivatives.
         3. For trading portfolio.

                                                                                                   Rupees in million
--------------------------------------------------------------------------------------------------------------------
         Sr No.   Particular                                                             As on March 31, 2005
         ------   ----------                                                      ----------------------------------
                                                                                     Currency         Interest rate
                                                                                   derivatives (1)   derivatives (2)
                                                                                  ----------------  ----------------
         1       Derivatives (Notional principal amount)
                 a) For hedging.................................................     10,012.0            106,428.6
                 b) For trading.................................................    274,325.6          1,725,369.1
         2       Marked to market positions(3)
                 a) Asset (+)...................................................        454.9                598.4
                 b) Liability (-)...............................................       ---                  ---
         3       Credit exposure ...............................................      9,426.7             18,124.4
--------------------------------------------------------------------------------------------------------------------

          1. Options & Cross Currency Interest Rate Swap ('CCIRS') are included in currency derivatives.

          2. Foreign currency Interest Rate Swaps, Forward Rate Agreements and swaptions are included in interest rate derivatives.

          3.   For trading portfolio


18.  Tax contingencies

     Various tax-related legal proceedings are pending against the Company at various levels of appeal either with the tax authorities or in the courts. Where after considering all available information in the opinion of management a liability requires accrual, the Company has accrued such liability and does not estimate any incremental liability in respect of related proceedings.

     Where such proceedings are sufficiently advanced to enable management to assess that a liability exist and is subject to reasonable estimation management will record its best estimate of such liability. Where a reasonable range of potential outcomes is estimated, management will record its best estimate, or in the absence of a basis for selecting a

ICICI Bank Limited and Subsidiaries

Schedules forming part of the Consolidated Financial Statements specific estimate within a range management will record a liability no less than the lower end of the estimated range. The contested tax demands are adjusted by the tax authorities against refunds due to the Company on favourable resolution of earlier years appeals/ completion of assessments or paid or kept in abeyance in accordance with the terms of the stay order. The payment/adjustment/stay does not prejudice the outcome of the appeals filed by the Company. The advanced tax payments are recorded as advance tax payments under other asset.

     As of March 31, 2006, the Company has been assessed an aggregate of Rs.30,321.0 million in excess of the provision made in the financial statements in income tax, interest tax, wealth tax and sales tax demands by the Government of India's tax authorities for past years. The Company has appealed each of these tax demands. The Company believes that the tax authorities are not likely to be able to substantiate their income tax, interest tax, wealth tax and sales tax assessments and accordingly has not provided for these tax demands as of March 31, 2006 based on views of eminent counsels/favorable decisions in own/other cases.

     Of the above, Rs.3,858.6 million relates to bad debt written off, Rs.2,968.2 million towards withdrawal of special reserve, Rs.4,358.6 million towards expenditures incurred for dividends and Rs.4,180.1 million towards penalty orders.

     Of the above, Rs.11,029.1 million relates to 'disallowance of depreciation on leased assets'. This issue is an industry-wide issue, involving multiple litigations across the country.

     In one of the instances relating to the above, the Income-tax Appellate Tribunal, which is the second appellate level authority, has disallowed the depreciation to the Company in case of assets leased by it. The contingent liability on this disallowance amounts to Rs. 318.0 million. The Company has preferred an appeal to the Mumbai High Court, which has not yet come up for hearing. The lower level tax authorities in subsequent years have been consistently denying the depreciation claim of the Company by treating the lease transactions as loans and have allowed only the principal portion of lease rentals as a deduction.

     Based on judicial precedents and recent decisions of the Supreme Court and based on consultation with senior tax counsel, the management believes that it is more likely than not that the Company's tax positions will be sustained. Accordingly, no provision has been made in the accounts.

19.  Litigation

     Various litigation and claims against the Company and its subsidiaries are in process and pending. Based upon a review of open matters with legal counsel, management believes that the outcome of such matters will not have a material effect upon the Company's consolidated financial position, results of operations or cash flows.


20.  Changes in accounting policies

a.   Subvention income

     The Bank has aligned its accounting policy for subvention income with its accounting policy for direct marketing agency/associate expenses. Accordingly, subvention income has been accounted for in the period in which it is received instead of over the period of

ICICI Bank Limited and Subsidiaries

Schedules forming part of the Consolidated Financial Statements the loan. As a result of the change in policy, the impact on profit after tax for the year ended March 31, 2006 is not expected to be significant.

b.   Provisioning

     RBI has increased the requirement of general provisioning on standard loans (excluding loans to agriculture sector and small and medium enterprises) to 0.40% compared to 0.25% applicable till September 30, 2005. In accordance with the revised guidelines on general provisioning on standard loans, the Bank has made general provision of Rs. 3,390.2 million during the year ended March 31, 2006. The Bank has reassessed its provision requirement on performing loans and non-performing loans on a portfolio basis at March 31, 2006. Based on this reassessment, the Bank has written back an amount of Rs. 1,692.2 million from its existing provisions against non-performing loans which were in excess of the regulatory requirement.

c.   Depreciation on premises

     In case of the Bank's venture fund management company; the company has revised the method of providing depreciation on premises taken on lease from written down value method to amortising the same on straight-line basis over lease period. As a result the depreciation for the year is higher by Rs.3.0 million.

d.   Derivatives

     Prior to March 31, 2004 the Company recognised only unrealised losses on trading derivatives and ignored unrealised gains, if any. With effect from April 1, 2004 the Company recognises unrealised gains and losses in the profit and loss account. As a result the profit after tax for fiscal 2005 was higher by Rs. 296.3 million.

21.  Selected information from Indian GAAP financials

     The Income statement, Balance Sheet and the Statement of stockholders equity as per the format required by Article 3 and Article 12 of Regulation S-X are given below:

                                                                                                      Rupees in million
------------------------------------------------------------------------------------------------------------------------
                                                                                             Year ended March 31,
                                                                                       ---------------------------------
                                                                                          2004       2005       2006
                                                                                       ---------  ---------  ----------
Interest and dividend income ........................................................   93,526.7   98,337.6   146,141.9
Interest expense ....................................................................   71,676.6   68,043.8   101,014.8
Net interest income .................................................................   21,850.1   30,293.8    45,127.1
Provision for loan losses ...........................................................    5,081.1     (803.9)    8,320.8
Provision for investments ...........................................................    1,170.3    5,433.2     8,156.3
Net interest income/ (loss) after provision for loan losses .........................   15,598.7   25,664.5    28,650.0
Non-interest income .................................................................   45,530.2   70,976.3   111,469.0
Non-interest expense ................................................................   41,934.3   72,856.6   109,130.8
Income/(loss) before equity in loss of affiliates, minority interest, income taxes...   19,194.6   23,784.2    30,988.2
Equity in loss of affiliates ........................................................        ---       ---        ---
Less: Minority interest .............................................................       (7.5)    (422.9)     (210.7)
Income/(loss) before income taxes ...................................................   19,202.1   24,207.1    31,198.9
Income tax (expense)/benefit ........................................................    3,398.3    5,683.8     6,998.0
Net income/(loss) ...................................................................   15,803.8   18,523.3    24,200.9
------------------------------------------------------------------------------------------------------------------------

ICICI Bank Limited and Subsidiaries

Schedules forming part of the Consolidated Financial Statements


                                                                                                       Rupees in million
------------------------------------------------------------------------------------------------------------------------
                                                                                             Year ended March 31,
                                                                                       ---------------------------------
                                                                                         2004        2005        2006
                                                                                       ---------   ---------   ---------
Earnings per equity share: (Rs.)
Basic ...............................................................................      25.73     25.45       30.96
Diluted .............................................................................      25.52     25.25       30.64
Weighted average number of equity shares used in computing earnings per equity share (millions)
Basic ...............................................................................        614       728         782
Diluted .............................................................................        619       734         790
------------------------------------------------------------------------------------------------------------------------

                                                               Rupees in million
--------------------------------------------------------------------------------
                                                          Year ended March 31,
                                                       -------------------------
                                                           2005          2006
                                                       -----------   -----------
Assets

Cash and cash equivalents ...........................    136,277.0     182,550.9
Investments .........................................    546,516.2     840,138.8
Loans, net ..........................................    964,099.6   1,562,603.2
Property, plant and equipment .......................     41,781.9      41,428.7
Goodwill ............................................         ---          624.0
Deferred tax asset (net) ............................        702.2       2,472.0
Interest accrued, outstanding fees and other income..     17,223.1      26,466.5
Assets held for sale ................................      3,677.2       3,627.9
Other Assets ........................................     74,059.4     112,383.6
                                                       -----------   -----------
Total assets ........................................  1,784,336.6   2,772,295.6
                                                       ===========   ===========

Liabilities

Interest bearing deposits..........................      885,195.6   1,560,654.3
Non-interest bearing deposits .....................      125,890.7     163,855.5
Short term borrowings and trading liabilities .....       98,963.4     163,708.7
Long-term debt ....................................      367,065.8     393,649.0
Redeemable preferred stock.........................        3,500.0       3,500.0
Other liabilities .................................      179,454.2     261,760.9
                                                       -----------   -----------
Total liabilities .................................    1,660,069.7   2,547,128.4
                                                       ===========   ===========

Minority Interest .................................        1,524.8       2,749.4
Shareholders' equity ..............................      122,742.1     222,417.8
                                                       -----------   -----------
Total liabilities and shareholders' equity ........    1,784,336.6   2,772,295.6
                                                       ===========   ===========

ICICI Bank Limited and Subsidiaries

Schedules forming part of the Consolidated Financial Statements


     The statement of stockholders equity for the years ended March 31, 2004, March 31, 2005 and March 31, 2006.

                                                                                               Rupees in million
----------------------------------------------------------------------------------------------------------------
                                                 Equity Share      Share         Revenue and      Other Special
                                                    Capital       Premium      Other Reserves      reserves(1)
                                                -------------    ----------    ---------------    -------------
Balance as on April 1, 2003...............          6,130.2       8,158.5           31,760.8          20,688.8
Proceeds from issue of share capital                   33.7         477.6                ---               ---
Additions during the year.................              ---           ---              131.1          13,638.9
Deductions during the year................              ---           ---           (3,446.3)           (14.2)
                                                    -------       -------           --------          --------
Balance as on March 31, 2004..............          6,163.9       8,636.1           28,445.6          34,313.5
                                                    =======       =======           ========          ========
----------------------------------------------------------------------------------------------------------------

     1. Includes Statutory reserve, Special reserve, Investment fluctuation reserve and Capital reserve.

                                                                                               Rupees in million
----------------------------------------------------------------------------------------------------------------
                                                 Equity Share      Share         Revenue and      Other Special
                                                    Capital       Premium      Other Reserves      reserves(1)
                                                -------------    ----------    ---------------    -------------
Balance as on April 1, 2004......................    6,163.9      8,636.1           28,445.6         34,313.5
Proceeds from issue of share capital.............    1,203.8     31,897.1                 --               --
Additions during the year........................         --           --            8,926.1          6,501.4
Deductions during the year.......................         --       (528.1)            (108.5)        (2,708.9)
                                                    ---------    --------           --------         --------
Balance as on March 31, 2005.....................    7,367.7     40,005.1           37,263.2         38,106.0
                                                     =======     ========           ========         ========
----------------------------------------------------------------------------------------------------------------

     1. Includes Statutory reserve, Special reserve, Investment fluctuation reserve, Capital reserve and Foreign currency translation reserve.

                                                                                               Rupees in million
----------------------------------------------------------------------------------------------------------------
                                                 Equity Share      Share         Revenue and      Other Special
                                                    Capital       Premium      Other Reserves      reserves(1)
                                                -------------    ----------    ---------------    -------------
Balance as on April 1, 2005..................        7,367.7      40,005.1          37,263.2          38,106.0
Proceeds from issue of share capital.........        1,530.9      79,194.0                --                --
Additions during the year....................             --            --          17,420.3          20,258.9
Deductions during the year...................           (0.3)       (874.1)         (3,723.6)        (14,130.3)
                                                    ---------     ---------         ---------        ----------
Balance as on March 31, 2006.................         8,898.3     118,325.0          50,959.9         44,234.6
                                                    =========     =========         =========        =========
----------------------------------------------------------------------------------------------------------------

     1. Includes Statutory reserve, Special reserve, Investment fluctuation reserve, Capital reserve, Reserve fund and Foreign currency translation reserve.

         Supplementary information to the Cash Flow Statement

                                                              Rupees in million
-------------------------------------------------------------------------------
                                                    Year ended March 31,
                                              ------------------------------
                                                2004       2005       2006
                                              --------   --------   --------
Supplementary Information

Non Cash Items
Foreclosed Items ........................      1,087.0    3,677.0    3,628.0
Conversion of loan to equity shares......      1,162.0    2,385.0      597.4
Interest paid ...........................     74,256.2   68,316.5   99,870.3
-------------------------------------------------------------------------------

ICICI Bank Limited and Subsidiaries

Schedules forming part of the Consolidated Financial Statements


22.  Differences between Indian GAAP and US GAAP

     The consolidated financial statements of the Company are prepared in accordance with Indian GAAP which differs in certain significant aspects from US GAAP.

     The following tables summarize the significant adjustments to consolidated net income and stockholders' equity which would result from the application of US GAAP:


1.   Net income reconciliation

                                                                                                  Rupees in million
-------------------------------------------------------------------------------------------------------------------
                                                       Note                    Year ended March 31,
                                                                ---------------------------------------------------
                                                                         2004           2005               2006
                                                                       --------        --------          --------

         Consolidated profit after tax as per
         Indian GAAP...............................                    15,803.8        18,523.3          24,200.9

         Adjustments on account of:

         Allowance for loan losses ................     (a)           (11,585.3)      (14,666.9)         (5,214.7)

         Business combinations.....................     (b)            (1,331.8)         (500.5)         (1,051.2)

         Consolidation.............................     (c)             (312.0)           613.0             277.5

         Valuation of debt and equity securities...     (d)            (1,609.7)          150.5             537.8

         Amortisation of fees and costs............     (e)             1,247.1         1,935.7           3,158.9

         Accounting for derivatives................     (f)               834.9        (1,478.8)           (154.4)

         Deferred taxes............................     (g)             2.172.1         3,953.7          (1,714.5)

         Total impact of all adjustments...........                   (10,584.7)       (9,993.3)         (4,160.6)

         Net income as per US GAAP.................                     5,219.1         8,530.0          20,040.3

         Basic earnings per share

         Indian GAAP (consolidated)................                       25.73           25.45             30.96

         US GAAP...................................                        8.50           11.72             25.64

         Diluted earnings per share

         Indian GAAP (consolidated)................                       25.52           25.25             30.64

         US GAAP...................................                        8.43           11.60             25.34
-------------------------------------------------------------------------------------------------------------------

ICICI Bank Limited and Subsidiaries

Schedules forming part of the Consolidated Financial Statements


2.   Stockholders' equity reconciliation

                                                              Rupees in million
-------------------------------------------------------------------------------
                                             Note        As on March 31,
                                                    -----------------------
                                                       2005        2006
                                                    ----------   ----------
Consolidated net worth as per Indian
  GAAP...................................           121,833.3    219,982.2

Adjustments on account of:


Allowance for loan losses ...............   (a)     (14,819.8)   (20,034.0)

Business combinations ...................   (b)         396.8       (661.0)

Consolidation ...........................   (c)        (492.8)    (2,067.4)

Valuation of debt and equity securities .   (d)       2,018.8     (1,971.0)

Amortisation of fees and costs ..........   (e)       4,005.6      7,389.1

Accounting for derivatives ..............   (f)         179.3         26.1

Deferred taxes ..........................   (g)       7,734.4      7,358.5

Proposed dividend .......................   (h)       7,140.3      8,624.3

Total impact of all adjustments .........             6,162.6     (1,335.4)

Stockholders' equity as per US GAAP .....           127,995.9    218,646.8
-------------------------------------------------------------------------------

a)   Allowance for loan losses

     The differences in the allowance for loan losses between Indian GAAP and US GAAP are primarily on account of:


     i) Prescriptive provisioning on performing and non-performing loans as per Reserve Bank of India ("RBI") guidelines under Indian GAAP as compared to allowances made in accordance with SFAS No. 5 on "Accounting for Contingencies" and SFAS No. 114 on "Accounting by Creditors for Impairment of a Loan" issued by the FASB under US GAAP. Under Indian GAAP, in line with the RBI guidelines, the Bank classifies loans as non-performing when interest or installments are overdue for more than 90 days. RBI norms also allow banks to create additional floating provisions over and above the specific provisions. The additional floating provisions are generally based on losses anticipated by the Bank on historical loss experiences or expected anticipated losses in certain loans.

     ii) Differences in the discount rates and cash flows used for computing allowances created on restructured assets under Indian GAAP and US GAAP.

     iii) Provisions on sale of certain loans to an asset reconstruction company not accounted for as sale under US GAAP. The loss on assets transferred to an asset reconstruction company are included under allowance for loan losses under US GAAP whereas under Indian GAAP, these are netted off from the security receipts received as consideration for sale as the transfer of these loans is treated as a sale under Indian GAAP. The allowance for loan losses under US GAAP as at March 31, 2006 included Rs 28,336.7

ICICI Bank Limited and Subsidiaries

Schedules forming part of the Consolidated Financial Statements million (March 31, 2005: Rs 25,358.8 million) on loans sold to an asset reconstruction company.

          The guidelines on provisioning for loan losses are as follows:

-------------------------------------------------------------------------------
         Classification            Provisioning

         Standard loans            A general provision of 0.40% (excluding
                                   direct advances to the agricultural and
                                   small and medium enterprise sectors) is
                                   required for all standard (non-impaired) loans.

         Sub-standard assets       A loan is classified as sub-standard if
                                   interest payments or installments have
                                   remained overdue for more than 90 days. A provision of 10% is required for all sub-standard loans. An additional provision of 10% is required for accounts that are abinitio unsecured

         Doubtful assets           A loan is classified as a doubtful loan, if
                                   it has remained as sub-standard for more than a year.

                                   A 100% provision/write-off is required in respect of the unsecured portion of the doubtful loans. Until year-end fiscal 2004, a 20% to 50% provision was required for the secured portion as follows:

                                   Up to one year: 20% provision;

                                   One to three years: 30% provision; and

                                   More than three years: 50% provision.

                                   Effective quarter ended June 30, 2004 a 100% provision is required for loans classified as doubtful for more than three years on or after April 1, 2004. In respect of assets classified as doubtful for more than three years up to March 31, 2004, 60% to 100% provision on the secured portion is required as follows:
                                   By March 31, 2005: 60% provision;
                                   By March 31, 2006: 75% provision; and
                                   By March 31, 2007: 100% provision.

         Loss assets               The entire loan is required to be written off
                                   or provided for.

         Restructured loans        A provision equal to the difference between
                                   the present value of the future interest as
                                   per the original loan agreement and the
                                   present value of the future interest on the
                                   basis of rescheduled terms at the time of
                                   restructuring is required to be made.
-------------------------------------------------------------------------------

         Under US GAAP, the impaired loans portfolio is classified into restructured loans and other impaired loans. Restructured loans represent loans whose terms relating to interest and installment payments have been modified and qualify as troubled debt restructurings as defined in SFAS No. 15 on "Accounting by Debtors and Creditors for Troubled Debt Restructurings". Other impaired loans represent loans other than restructured loans, which qualify for impairment as per SFAS No. 114.

         Under US GAAP, larger balance, non-homogenous exposures representing significant individual credit exposures (both funded and non-funded), are evaluated on the basis of borrower's overall financial condition, resources and payment record and the realisable value of any collateral. This estimate considers all available evidence including the present value of the expected future cash flows discounted at the loan's contractual effective rate and the fair value of collateral. Allowances recognized on account of reductions of future interest rates as a part of troubled debt restructurings are accreted as a credit to the provision for loan losses over the tenor of the restructured loan. Each portfolio of smaller-balance, homogenous loans, including consumer mortgage, installment, revolving credit and most other consumer loans, is individually evaluated for impairment. The allowance for loan losses attributed to these loans is established via a process that includes an estimate of probable losses inherent in the portfolio, based upon various statistical analysis.

ICICI Bank Limited and Subsidiaries

Schedules forming part of the Consolidated Financial Statements

         Under US GAAP, the allowance for loan losses for restructured loans is created by discounting expected cash flows at contracted interest rates, unlike Indian GAAP, under which current interest rates are used.

         Under US GAAP, the allowances include provisions for credit losses on the performing portfolio based on the estimated probable losses inherent in the portfolio. The allowances on the performing portfolio are established after considering historical and projected default rates and loss severities.

         Under Indian GAAP, in respect of non-performing loan accounts subjected to restructuring, the account is upgraded to standard category if the borrower demonstrates, over a minimum period of one year, the ability to repay the loan in accordance with the contractual terms. However, the process of upgradation under US GAAP is not rule-based and the timing of upgradation may differ across individual loans.

         During fiscal 2005 and fiscal 2006, the Company transferred certain impaired loans to borrower specific funds/trusts managed by an asset reconstruction company against the issuance of security receipts by the funds/trusts. The funds/trusts have been set up by the asset reconstruction company under enacted debt recovery legislation in India and aim to improve the recoveries of banks from non-performing assets by aggregating lender interests and speeding up enforcement of security interest by lenders. While under Indian GAAP the entire transfer was recognized as a sale, under US GAAP these transfers are not recognised as a sale due to the following reasons:

          o Certain transfers did not qualify for sale accounting under SFAS No. 140 on "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities".

          o Certain transfers qualified for sale accounting but were impacted by FASB Interpretation No. 46 on "Consolidation of Variable Interests" (FIN 46)/FASB Interpretation No 46R (FIN 46R). The funds/trusts to which these loans have been transferred are variable interest entities within the definition contained in FIN
               46. As the Bank is the 'Primary Beneficiary' of certain funds/trusts, it is required under US GAAP to consolidate these entities.

b)   Business combinations

     The differences arising due to business combinations are primarily on account of:

     i)   Determination of the accounting acquirer.

     ii)  Accounting of intangible assets and goodwill.

     Under US GAAP, the amalgamation between ICICI Bank Limited and ICICI Limited was accounted for as a reverse acquisition in fiscal 2003. This means that ICICI Limited was recognised as the accounting acquirer in the amalgamation, although ICICI Bank was the legal acquirer. On the acquisition date, ICICI held a 46% ownership interest in ICICI Bank. Accordingly, the acquisition of the balance 54% ownership interest has been accounted for as a step-acquisition. Under Indian GAAP, ICICI Bank Limited was recognised as the legal and the accounting acquirer and the assets and liabilities of ICICI Limited were incorporated in the books of ICICI Bank Limited in accordance with the purchase method of accounting. Further under US GAAP the amalgamation resulted in goodwill and intangible assets while the amalgamation under Indian GAAP resulted in a capital reserve (negative goodwill) which was accounted for as Revenue and Other Reserves according to the scheme of amalgamation.

ICICI Bank Limited and Subsidiaries

Schedules forming part of the Consolidated Financial Statements


     Further for certain acquisitions made by the Company no goodwill has been accounted for under Indian GAAP primarily due to accounting for the amalgamation by the pooling of interests method. However under US GAAP goodwill has been accounted for in accordance with SFAS No. 141 on "Business Combinations" and SFAS No. 142 on "Goodwill and Other Intangible Assets".

     Under US GAAP subsequent to the adoption of SFAS No. 142, the Company does not amortise goodwill and intangibles with infinite life but instead tests the same for impairment at least annually. The annual impairment test under SFAS No. 142 does not indicate an impairment loss for fiscal 2004, fiscal 2005 and fiscal 2006.

     Under US GAAP intangible assets are amortised over their estimated useful lives in proportion to the economic benefits consumed in each period.

     The estimated useful life of intangible assets is as follows:

                                                                       No. of
                                                                       years
          Customer-related intangibles...............................   3-10
          Other intangibles..........................................      5


     In fiscal 2006, the Company recorded goodwill under US GAAP of Rs. 1,196.8 million in relation to the acquisitions of software, business process outsourcing and asset management companies in India and the United States for an aggregate cash consideration of Rs 1,480.1 million. The revenue and total assets of the acquired companies are immaterial to the consolidated results of operations and financial position of the Company. The Company has also entered into a contract with some of the companies acquired, to pay additional amounts if certain criteria are met.

     In fiscal 2005, the Company recorded goodwill under US GAAP of Rs. 2,004.0 million in relation to the acquisitions of business process outsourcing and research companies in India and United States for an aggregate cash consideration of Rs 2,139.6 million. The revenue and total assets of the acquired companies are immaterial to the consolidated results of operations and financial position of the Company. The Company has also entered into a contract with some of the companies acquired to pay additional amounts if, certain criteria are met. Further in one of the acquisitions, the Company has the option to acquire a majority stake in property companies owned by the seller.

     A listing of goodwill and intangible assets, by category under US GAAP is set out below:

                                                              Rupees in million
-------------------------------------------------------------------------------
                                                               As of March 31,
                                                            -------------------
                                                              2005        2006
                                                              ----        ----

         Goodwill........................................   7,407.0     8,603.8

         Customer-related intangibles....................   5,991.1     5,991.1
         Accumulated amortisation........................  (1,835.0)   (2,467.5)

         Customer related intangibles, net...............   4,156.1     3,523.6
                                                           --------    --------

         Asset management and advisory intangibles(1)....        --       367.0
-------------------------------------------------------------------------------

ICICI Bank Limited and Subsidiaries

Schedules forming part of the Consolidated Financial Statements


         Other intangibles...............................      76.0        76.0
         Accumulated amortisation........................     (33.0)      (47.0)
                                                           --------    --------
         Other intangibles, net..........................      43.0        29.0
                                                           --------    --------
         Goodwill and intangible assets, net.............  11,606.1    12,523.4
                                                           ========    ========
         1.   With indefinite life


     The following table presents the changes in goodwill under US GAAP:

                                                                           Rupees in million
--------------------------------------------------------------------------------------------
                                                                            As of March 31,
                                                                          ------------------
                                                                           2005      2006
                                                                          ------    -------
Opening balance.........................................................  5,403.0   7,407.0
Goodwill relating to acquisitions consummated during the period.........  2,004.0   1,196.8
                                                                          -------   -------
Closing balance ........................................................  7,407.0   8,603.8
                                                                          =======   =======
--------------------------------------------------------------------------------------------

     The estimated amortisation schedule for intangible assets under US GAAP, on a straight line basis, for the next five years is set out below.

                                                              Rupees in million
        -----------------------------------------------------------------------
          Year ended March 31

          2007.......................................................    678.0
          2008.......................................................    597.0
          2009.......................................................    547.0
          2010.......................................................    547.0
          2011.......................................................    547.0
          Thereafter                                                     636.6
                                                                       -------
          Total                                                        3,552.6
                                                                       =======
        -----------------------------------------------------------------------

c)   Consolidation

     The differences on account of consolidation are primarily on account of:

     i)   Majority owned entities where the Company has temporary control

     ii)  Variable interest entities

     iii) Consolidation of insurance subsidiaries

     Under Indian GAAP, the Company has not consolidated certain entities (primarily 3i Infotech Limited and ICICI OneSource Limited) in which control is intended to be temporary. However under US GAAP, these entities have been consolidated as SFAS No. 94 on "Consolidation of majority owned subsidiaries" requires consolidation of such entities. The net income and total assets of these entities under US GAAP were Rs. 736.2 million for fiscal 2006 (fiscal 2005: Rs. 185.2 million) and Rs. 37,039.3 million at March 31, 2006 (March 31, 2005: Rs. 17,219.5 million).

ICICI Bank Limited and Subsidiaries

Schedules forming part of the Consolidated Financial Statements


     Under Indian GAAP, consolidation is required only if there is ownership of more than one-half of the voting power of an enterprise or control of the composition of the board of directors in the case of a company or of the composition of the governing body in case of any other enterprise.

     However, under US GAAP, the Company consolidates companies deemed to be Variable Interest Entities (VIEs) where the Company is determined to be the primary beneficiary under FIN 46.

     During the year, the Company transferred certain impaired loans to borrower specific funds/trusts managed by an asset reconstruction company. The funds/trusts (which are separate legal entities) issued Security Receipts ('SRs') to the Company and other transferors as consideration for the transaction. The funds/trusts have been set up by the asset reconstruction company under recently enacted debt recovery legislation in India and aim to improve the recoveries of banks from impaired assets by aggregating lender interests and speeding up enforcement of security interest by lenders. Certain transfers did not qualify for sale accounting under SFAS No. 140 and continue to be reflected as loans on the balance sheet of the Company. Other transfers qualified for sale accounting but were impacted by FIN 46/FIN 46R.

     The funds/trusts to which these loans have been transferred are VIEs within the definition contained in FIN 46.

     The Company's venture capital subsidiary is involved with entities that may be deemed VIEs. The FASB permitted non-registered investment companies to defer consolidation of VIEs with which they are involved until the proposed Statement of Position on the clarification of the scope of the Investment Company Audit Guide is finalised, which is expected in 2006. Following issuance of the Statement of Position, the FASB will consider further modification to FIN 46R to provide an exception for companies that qualify to apply the revised Audit Guide. Following issuance of the revised Audit Guide and further modification, if any, to FIN 46R, the Company will assess the effect of such guidance on its venture capital business

     Under Indian GAAP the insurance subsidiaries (ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited) are fully consolidated whereas under US GAAP, these subsidiaries are accounted for by the equity method of accounting as the minority shareholders have substantive participating rights as defined in Issue No 96-16 issued by the Emerging Issues Task Force.

     Acquisition costs for insurance subsidiaries are those costs that vary with, and are primarily related to the acquisition of new and renewal insurance contracts i.e. commissions, policy issue expenses, etc. Under Indian GAAP, these costs are expensed in the profit and loss account while under US GAAP the same is amortised over the life of the policy. The claims provisions under Indian GAAP are made in accordance with IRDA guidelines whereas under US GAAP the provisions are made in accordance with the provisions of SFAS 60 on "Accounting and Reporting by Insurance Enterprises" and SFAS 97 on "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realised Gains and Losses from the Sale of Investments". The net impact of the differences on net income of the insurance subsidiaries is insignificant.

ICICI Bank Limited and Subsidiaries

Schedules forming part of the Consolidated Financial Statements


d)   Valuation of securities

     Under Indian GAAP, net unrealised gains on investments by category are ignored, except for the insurance subsidiaries wherein the unrealised gains and losses are transferred to the fair value change account grouped under Revenue and Other Reserves.

     Under US GAAP the unrealised gains or losses on trading assets are recognised in the profit and loss account and the unrealised gains or losses on securities classified as 'available for sale' are recognised in 'Accumulated Other Comprehensive Income' under stockholders' equity, net of tax. The total unrealised gains/(losses) taken to stockholders' equity as on March 31, 2006 under US GAAP amounted to Rs. 431.3 million (March 31, 2005: Rs 3,289.2 million). Under Indian GAAP the unrealised gains and temporary losses on investments of venture capital subsidiaries are recognised in the 'Investment Fluctuation Reserve'. Under US GAAP the unrealised gains or losses on investments of venture capital subsidiaries are recognised in the profit and loss account.

     Further, under US GAAP the merger between ICICI Limited and ICICI Bank Limited was accounted for as a reverse merger wherein ICICI Limited was the accounting acquirer. Accordingly all assets and liabilities of ICICI Bank Limited were fair valued under US GAAP resulting in a different cost basis in the books of the consolidated entity as compared to Indian GAAP wherein ICICI Bank Limited was the accounting acquirer.

     Under Indian GAAP, during fiscal 2005, the Company transferred investments amounting to Rs. 213,489.4 million from available for sale category to held to maturity category in accordance with the RBI guidelines. The difference between the book value of each investment and the lower of its acquisition cost and market value on the date of transfer, amounting to Rs 1,828.2 million has been provided for in the profit and loss account. Under US GAAP, these investments continue to be classified as 'available for sale'.

e)   Amortisation of fees and costs

     Under US GAAP, loan origination fees (net of costs) are amortised over the period of the loans as an adjustment to the yield on the loan. However under Indian GAAP, loan origination fees are accounted for upfront except for certain fees which are received in lieu of sacrifice of future interest, which are amortised over the remaining period of the facility. Loan origination costs, including commissions paid to direct marketing agents are expensed in the year in which they are incurred.

     ICICI Bank Limited had implemented an Early Retirement Option Scheme 2003 ('ERO') for its employees in July 2003. All employees who had completed 40 years of age and seven years of service with the Bank (including period of service with entities amalgamated with the Bank) were eligible for the ERO. The ex-gratia payments under ERO, termination benefits and leave encashment in the excess of the provision made (net of tax benefits), aggregating to Rs. 1,910.0 million are being amortised under Indian GAAP over the period of five years commencing August 1, 2003. Under US GAAP, the same has been accounted in accordance with the provisions of SFAS No. 87 on "Employers' Accounting for Pensions" and SFAS No. 88 on "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits".

f)   Accounting for derivatives

     Under Indian GAAP, prior to March 31, 2004 the Company recognised only unrealised losses on trading derivatives and ignored unrealised gains, if any. With effect from

ICICI Bank Limited and Subsidiaries

Schedules forming part of the Consolidated Financial Statements


     April 1, 2004 the Company recognises unrealised gains and losses in the profit and loss account.

     Under Indian GAAP the swap contracts entered to hedge on-balance sheet assets and liabilities are structured in such a way that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and accounted for at fair value or on accrual basis, in accordance with RBI guidelines.

     Under US GAAP, the Company accounts for its derivative transactions in accordance with the provisions of SFAS No. 133 on "Accounting for Derivative Instruments and Hedging Activities". Accordingly certain derivative contracts classified as hedges under Indian GAAP may not qualify as hedges under US GAAP and accordingly are accounted for as trading derivatives.

     Under US GAAP the Company has designated certain derivatives as fair value hedges of certain interest bearing assets and liabilities under SFAS No.
     133. There are no cash flow hedges or hedges of net investments in foreign operations. At the inception of a hedge transaction, the Company formally documents the hedge relationship and the risk management objective and strategy for undertaking the hedge. This process includes identification of the hedging instrument, hedged item, risk being hedged and the methodology for assessing effectiveness and measuring ineffectiveness of the hedge. In addition, the Company assesses both at the inception of the hedge and on an ongoing basis, whether the derivative used in the hedging transaction is effective in offsetting changes in fair value or cash flows of the hedged item, and whether the derivative is expected to continue to be highly effective. The Company assesses the effectiveness of the hedge instrument at inception and continually on a quarterly basis.

g)   Deferred Taxes

     The differences in the accounting for deferred taxes are primarily on account of:

     i)   Tax impact of all US GAAP adjustments.

     ii) Deferred taxes created on undistributed earnings of subsidiaries and affiliates under US GAAP. Deferred taxes are not required to be created on undistributed earnings of subsidiaries and affiliates under Indian GAAP.

     iii) Deferred taxes created on carry forward capital losses based on more likely than not criterion under US GAAP as against virtual certainty under Indian GAAP. As per the more likely than not criterion, a valuation allowance on the deferred tax asset is created where the probability of realisation of the deferred tax asset is not more likely than not. However under the virtual certainty criterion a deferred tax asset is recognised on unabsorbed depreciation or carry forward losses under tax laws only to the extent there is convincing evidence that sufficient future taxable income will be available against which such deferred tax assets can be realised.

h)   Dividend

     Under US GAAP, dividends on common stock and the related dividend tax are recognized in the year of approval by the Board of Directors. Under Indian GAAP, dividends on common stock and the related dividend tax are recognized in the year to which it relates to.

ICICI Bank Limited and Subsidiaries

Schedules forming part of the Consolidated Financial Statements


23.  Notes under US GAAP

1.   Additional information required under US GAAP

a.   Insurance companies

     Under US GAAP the Company accounts for its 74% ownership interest in ICICI Prudential Life Insurance Limited ('ICICI Prulife') and ICICI Lombard General Insurance Company Limited ('ICICI Lombard') by the equity method of accounting because of substantive participative rights held by the minority shareholders. The carrying value of the investment in these companies as of March 31, 2006, was Rs. 6,527.4 million (March 31, 2005:
     Rs. 4,294.0 million). The Company's equity in the loss of these affiliates for the year ended March 31, 2006 was Rs. 521.2 million (March 31, 2005:
     Rs. 645.0 million, March 31, 2004: Rs. 1,561.0 million).

     The summarized balance-sheets and statements of operations of these entities as of and for the years ended March 31, 2006 and March 31, 2005 is set out below.

                                                                        Rupees in million
-----------------------------------------------------------------------------------------
Balance sheet                                               As of March 31,
                                              -------------------------------------------
                                                     2005                   2006
                                              --------------------   --------------------
                                                ICICI       ICICI       ICICI      ICICI
                                               Prulife     Lombard     Prulife    Lombard
                                               -------     -------     -------    -------
Cash and cash equivalents ................      2,032.7      500.1     2,903.4    1,077.9
Securities ...............................     11,026.4    4,702.6    16,025.0    9,092.2
Assets held to cover linked liabilities ..     26,540.6     --        69,996.3     --
Other assets .............................      5,852.3    2,975.0    12,689.0    7,069.5
                                               --------    -------   ---------   --------
Total assets .............................     45,452.0    8,177.7   101,613.7   17,239.6
                                               ========    =======   =========   ========
Provision for linked liabilities .........     26,540.6     --        69,996.3
Other liabilities.........................     15,476.8    5,810.7    26,505.5   13,408.4
Stockholders' equity .....................      3,434.6    2,367.0     5,111.9    3,831.2
                                               --------    -------   ---------   --------
Total liabilities and stockholders' equity     45,452.0    8,177.7   101,613.7   17,239.6
                                               ========    =======   =========   ========
-----------------------------------------------------------------------------------------

                                                                        Rupees in million
-----------------------------------------------------------------------------------------
Statement of income                                        As of March 31,
                                              -------------------------------------------
                                                     2005                   2006
                                              --------------------   --------------------
                                                ICICI       ICICI       ICICI      ICICI
                                               Prulife     Lombard     Prulife    Lombard
                                               -------     -------     -------    -------
Interest income ..........................       660.4      217.6       709.4      460.1
Interest expense .........................          --         --          --         --
Net interest income ......................       660.4      217.6       709.4      460.1
Insurance premium ........................     5,744.3    2,153.9     9,636.2    5,175.3
Other Non-interest income ................       244.8      929.5     2,291.8    1,208.6
Non-interest expense .....................    (7,482.7)  (2,826.9)  (13,294.7)  (6,462.0)
Income tax (expense)/ benefit.............      (476.8)     (37.1)     (442.1)      13.1
                                              --------    --------  ---------   --------
Net income/(loss) ........................    (1,310.0)     437.0    (1,099.4)     395.1
                                              ========    =======   =========   ========
-----------------------------------------------------------------------------------------

ICICI Bank Limited and Subsidiaries

Schedules forming part of the Consolidated Financial Statements


     Others

     The carrying value of the investment in other affiliates as of March 31, 2006, was Rs. 4.0 million (March 31, 2005: Rs. 431.4 million). The Company's equity in the income of such affiliates for the year ended March 31, 2006, was Rs. 12.7 million (March 31, 2005; Rs. 70.0 million; March 31, 2004; Rs. 123.0 million).

b.   Employee benefits

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

     The following table sets forth the funded status of the plans and the amounts recognized in the financial statements:

                                                              Rupees in million
-------------------------------------------------------------------------------
                                                             As of March 31,
                                                           ------------------
                                                            2005      2006
                                                            ----      ----
Change in benefit obligations
Projected benefit obligations at beginning of the year     803.3      946.0
Obligations assumed on acquisition ...................        --        7.5
Service cost .........................................     153.3      214.0
Interest cost ........................................      55.6       69.8
Benefits paid ........................................     (24.7)     (67.4)
Actuarial (gain)/loss on obligations .................     (41.5)     (24.1)
                                                          ------     ------
Projected benefit obligations at the end of the year .     946.0    1,145.8
                                                          ------     ------
Change in plan assets
Fair value of plan assets at beginning of the year ...     514.4      716.5
Fair value of plan assets acquired on acquisition ....        --        5.1
Actual return on plan assets .........................      52.6       28.9
Employer contributions ...............................     174.2      166.4
Benefits paid ........................................     (24.7)     (66.4)
                                                          ------     ------
Plan assets at the end of the year ...................     716.5      850.5
                                                          ------     ------
Funded status ........................................    (229.5)    (295.3)
Unrecognized actuarial loss ..........................     235.8      249.3
Unrecognized transitional obligation .................     (15.5)     (14.5)
Unrecognized prior service cost ......................      55.8       50.1
-------------------------------------------------------------------------------

ICICI Bank Limited and Subsidiaries

Schedules forming part of the Consolidated Financial Statements


-------------------------------------------------------------------------------
                                                            As of March 31,
                                                          ------------------
                                                           2005       2006
                                                          ------     ------
Net (amount recognised) prepaid gratuity cost ........      46.6      (10.4)
                                                          ======     ======
Accumulated benefit obligation at year end ...........     402.1      496.9

-------------------------------------------------------------------------------

     The components of the net gratuity cost are set out below.

                                                              Rupees in million
-------------------------------------------------------------------------------
                                                     Year ended March 31,
                                                  -------------------------
                                                     2004     2005    2006
                                                  -------   -------   -----

Service cost..................................     106.0      153.3   214.0
Interest cost.................................      99.0       55.6    69.8
Expected return on assets.....................     (68.0)     (44.5)  (59.4)
Amortisation of transition asset/liability....      (1.0)      (1.0)   (1.0)
Amortisation of prior service cost............       6.0        5.7     5.7
Actuarial (gain)/loss.........................       2.0        9.8    (7.2)
Curtailment (gain)/ loss......................      25.0         --      --
                                                   -----      -----   -----
Net gratuity cost.............................     169.0      178.9   221.9
                                                   =====      =====   =====
-------------------------------------------------------------------------------

     Weighted average assumptions used to determine net periodic benefit cost for the period:

                                                              Rupees in million
-------------------------------------------------------------------------------
                                                     As of March 31,
                                                ------------------------
                                                2004      2005      2006
                                                ----      ----      ----
Discount rate .............................     7.0%       7.5%     8.0%
Rate of increase in the compensation levels     7.0%       7.0%     7.0%
Rate of return on plan assets .............     7.5%       7.5%     7.5%
-------------------------------------------------------------------------------

     Weighted average assumptions used to determine benefit obligations:

-------------------------------------------------------------------------------
                                                             As of March 31,
                                                            ----------------
                                                            2005       2006
                                                            -----      -----
Discount rate........................................       7.5%       8.0%
Rate of increase in the compensation levels..........       7.0%       7.0%
-------------------------------------------------------------------------------

     As of March 31, 2006, of the total plan assets Rs. 1.6 million (March 31, 2005; Rs. 1.6 million) has been invested in debt securities of the Company.

     Plan Assets

     The Company determines its assumptions for the expected rate of return on plan assets based on the expected average long term rate of return over the next 15 to 20 years.

     The Company's asset allocation for the gratuity at the end of the year ended March 31, 2006 and March 31, 2005 and the target allocation for year ending March 31, 2007 by asset category based on fair values is as follows:

ICICI Bank Limited and Subsidiaries

Schedules forming part of the Consolidated Financial Statements


--------------------------------------------------------------------------------
Asset Category             Target asset     Post-retirement     Post-retirement
                            allocation      asset at Mar 31,    asset at Mar 31,
                               2007              2006                2005
                           ------------     ----------------    ----------------

Debt Securities .......         0%                  0%                  0%
Other investments......       100%                100%                100%
                              ---                 ---                 ---
Total..................       100%                100%                100%
                              ===                 ===                 ===
--------------------------------------------------------------------------------
     The plan assets are either maintained by LIC or ICICI Prulife.

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

     Investment strategy for plan assets maintained by the LIC

     The LIC administers the plan fund and it independently determines the target allocation by asset category. The LIC primarily investments in government securities and other debt instruments. The selection of investments and the asset category is determined by LIC. The LIC's strategy is to invest in a prudent manner to produce a return that will enable the fund to meet the required benefit obligations. The insurance industry in the country is highly regulated and the LIC, which is majority owned by the Government of India, functions within regulated investment norms. As such, while the return on investments is subject to market interest rate and other risks, no untoward losses are expected to the plan assets. No such events have occurred in the history of operations of the fund.

     The benefit expected be paid in each of the next five fiscal year and in the five fiscal years thereafter is as follows:

                                                              Rupees in million
-------------------------------------------------------------------------------
Expected company contributions to the fund during the year
  2006-- 2007........................................................   178.4
Expected benefit payments from the fund during:
2006- 2007...........................................................    64.4
2007-- 2008..........................................................    38.6
2008-- 2009..........................................................    54.3
2009-- 2010..........................................................    88.5
2010-- 2011..........................................................   120.9
Thereafter                                                              857.4
-------------------------------------------------------------------------------

     Pension

     The Company provides for pension, a deferred retirement plan covering certain employees. The plan provides for a pension payment on a monthly basis to these employees on their retirement based on the respective employee's salary and years of employment with the Company. Employees covered by the pension plan are not eligible for benefits under the provident fund plan, a defined contribution plan. The pension plan pertained to the acquiree which was acquired with effect from April 2003.

ICICI Bank Limited and Subsidiaries

Schedules forming part of the Consolidated Financial Statements


     The pension plan is funded through periodic contributions to a fund set-up by the Company and administrated by a Board of Trustees. Such contributions are actuarially determined.

     The following table sets forth the funded status of the plan and the amounts recognized in the financial statements.

                                                              Rupees in million
-------------------------------------------------------------------------------
                                                               As of March 31,
                                                            -------------------
                                                              2005       2006
                                                            -------    -------

Change in benefit obligations
Projected benefit obligations at beginning of the year...   1,034.2    1,018.7
Service cost.............................................      10.2        8.9
Interest cost............................................      70.4       74.1
Benefits paid............................................     (61.1)     (72.0)
Actuarial (gain)/loss on obligations.....................     (35.0)     (20.6)
                                                            -------    -------
Projected benefit obligations at the end of the year.....   1,018.7    1,009.1
                                                            -------    -------
Change in plan assets
Fair value of plan assets at beginning of the year.......   1,046.9    1,154.0
Actual return on plan assets.............................     159.6      140.1
Employer contributions...................................       8.6        7.4
Benefits paid............................................     (61.1)     (72.0)
                                                            -------    -------
Plan assets at the end of the year.......................   1,154.0    1,229.5
                                                            -------    -------
Funded status............................................     135.3      220.4
Unrecognized actuarial loss/(gain).......................    (135.9)    (210.8)
                                                            -------    -------
Net Amount Recognized....................................      (0.6)       9.6
                                                            =======    =======
Accumulated benefit obligation at year end...............     949.9      950.3
                                                            =======    =======
-------------------------------------------------------------------------------

     The components of the net pension cost are set out below

                                                              Rupees in million
-------------------------------------------------------------------------------
                                                           Year ended March 31,
                                                           --------------------
                                                            2005       2006
                                                           ------      ------

 Service cost...........................................     10.2        8.9
 Interest cost..........................................     70.4       74.1
 Expected return on assets..............................    (76.7)     (84.7)
 Actuarial (gain) / loss                                       --       (1.2)
                                                            -----      -----
 Net pension cost.......................................      3.9       (2.9)
                                                            =====      =====
-------------------------------------------------------------------------------

     Weighted average assumptions used to determine net periodic benefit cost for the period:

-------------------------------------------------------------------------------
                                                             As of March 31,
                                                          -------------------
                                                           2005       2006
                                                          ------     -------
 Discount rate...........................................   7.5%      8.0%
 Rate of increase in the compensation levels.............   7.0%      7.0%
 Rate of return on plan assets...........................   7.5%      7.5%
 Pension increases.......................................   3.0%      3.0%
-------------------------------------------------------------------------------

ICICI Bank Limited and Subsidiaries

Schedules forming part of the Consolidated Financial Statements


     Weighted average assumptions used to determine benefit obligations:

-------------------------------------------------------------------------------
                                                            As of March 31,
                                                          -------------------
                                                           2005       2006
                                                          ------     -------
 Discount rate...........................................   7.5%      8.0%
 Rate of increase in the compensation levels.............   7.0%      7.0%
 Pension increases.......................................   3.0%      3.0%
-------------------------------------------------------------------------------

     Plan Assets

     The Company determines its assumptions for the expected rate of return on plan assets based on the expected average long-term rate of return over the next 15 to 20 years.

     The Company's asset allocation for the pension at the end of the year ended March 31, 2005 and March 31, 2004 and the target allocation for year ending March 31, 2005 by asset category based on fair values are as follows:

-------------------------------------------------------------------------------
 Asset Category            Target asset     Pension assets    Pension assets
                            allocation       at March 31,      at March 31,
                                2006             2005              2004
                           ------------     --------------    --------------

 Debt Securities.........     100%               100%              100%
 Other investments.......       0%                 0%                0%
                              ----               ----              ----
 Total...................     100%               100%              100%
                              ====               ====              ====
-------------------------------------------------------------------------------
     The plan assets are maintained through a fund administered and managed by a Board of Trustees.

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

     The benefit expected be paid in each of the next five fiscal years thereafter is as follows:

                                                                                  Rupees in million
---------------------------------------------------------------------------------------------------
Expected  company  contributions to the fund during the year 2006--2007.............       10.0
Expected benefit payments from the fund during:
2006-- 2007.........................................................................       65.8
2007-- 2008.........................................................................       68.3
2008-- 2009.........................................................................       72.8
2009-- 2010.........................................................................       76.9
2010-- 2011.........................................................................       81.2
Thereafter                                                                                465.0
---------------------------------------------------------------------------------------------------

ICICI Bank Limited and Subsidiaries

Schedules forming part of the Consolidated Financial Statements


     Superannuation

     The permanent employees of the Company are entitled to receive retirement benefits under the superannuation scheme operated by the Company. Superannuation is a defined contribution plan under which the Company contributes annually a sum equivalent to 15.0% of the employee's eligible annual salary to LIC, the manager of the fund, which undertakes to pay the lump sum and annuity payments pursuant to the scheme. The Company contributed Rs. 103.0 million, Rs. 109.0 million and Rs. 110.0 million to the employees superannuation plan for the years ended March 31, 2004, 2005 and 2006, respectively.

     Provident fund

     In accordance with Indian regulations, employees of the Company (excluding those covered under the pension scheme) are entitled to receive benefits under the provident fund, a defined contribution plan, in which, both the employee and the Company contribute monthly at a determined rate. These contributions are made to a fund set up by the Company and administered by a Board of Trustees. The contribution to the employees provident fund amounted to Rs. 236.0 million, Rs. 280.0 million and Rs. 428.0 million for the years ended March 31, 2004, 2005 and 2006, respectively.

c)   Stock-based compensation -- Pro forma disclosures

     The Company does not deduct the expense of stock option grant from its income statement based on the fair value method as the Company has adopted pro-forma disclosure provisions of SFAS No. 123 on "Accounting for Stock based Compensation". The Company is required to adopt SFAS No. 123 (R) for period beginning after June 15, 2005. Had compensation cost been determined in a manner consistent with a fair value approach described in SFAS No. 123, the Company's net income and earnings per share would have changed to the amounts indicated below.

                                                                                          Rupees in Million
-----------------------------------------------------------------------------------------------------------
                                                                               Year ended March 31,
                                                                          ---------------------------------
                                                                          2004           2005          2006
                                                                          ----           ----          ----
 Net income/(loss) (in millions)
 As reported........................................................    5,219.0       8,529.7      20,040.3
 Add:   Stock based employee compensation expense included in
        reported net income, net of tax
        effect......................................................       --            48.0          29.0
 Less:  Stock based employee compensation expense determined under fair value based method, net of tax
        effect......................................................      308.7         478.0         525.5
                                                                        -------        -------      --------
 Pro forma net income/(loss)........................................    4,910.3        8,099.7      19,543.8
                                                                        -------        -------      --------

 Earnings/ (loss) per share: Basic (in Rs.)
 As reported........................................................       8.50          11.72         25.64
 Pro forma..........................................................       8.00          11.13         25.00
 Earnings/ loss) per share: Diluted (in Rs.)
 As reported........................................................       8.43          11.60         25.34
 Pro forma..........................................................       7.93          11.02         24.71
-----------------------------------------------------------------------------------------------------------

ICICI Bank Limited and Subsidiaries

Schedules forming part of the Consolidated Financial Statements


     The fair value of the options is estimated on the date of the grant using the Black-Scholes options pricing model, with the following assumptions:

-------------------------------------------------------------------------------
                                                  Year ended March 31,
                                      -----------------------------------------
                                         2004           2005           2006
                                      ---------    -------------  -------------

Dividend yield...................         4.1%          2.7%           2.0%
Expected life....................     10 years     3-6 years      3-6 years
Risk free interest rate..........  5.1% - 5.9%     4.6%-6.1%      6.4%-7.2%
Volatility.......................          40%           39%          37.7%
-------------------------------------------------------------------------------

d.   Earnings per share (EPS)

     Basic earnings per share (EPS) is net income per weighted average equity shares. Diluted EPS reflects the effect that existing options would have on the basic EPS if they were to be exercised, by increasing the number of equity shares.

     The basic and diluted EPS under US GAAP differs to the extent that income under US GAAP differs.

     The computation of earnings per share as per US GAAP is given below:

                                                                                            Rupees in million
-------------------------------------------------------------------------------------------------------------
                                                                    Year ended March 31,
                                                -------------------------------------------------------------
                                                      2004                   2005                 2006
                                                -----------------     -----------------     -----------------
                                                         (in millions, except earnings per share data)

                                                           Fully                 Fully                  Fully
                                                  Basic   Diluted     Basic     diluted      Basic     Diluted
                                                  -----   -------     -----     -------      -----     -------
 Earnings
 Net income (before dilutive impact)            5,219.0   5,219.0    8,529.7     8,529.7    20,040.3   20,040.3
 Contingent issuances of subsidiaries.........        -         -          -       (13.9)          -      (26.6)
                                                -------   -------   --------     -------    --------   ---------
 Net income (adjusted for full dilution)......  5,219.0   5,219.0    8,529.7     8,515.8    20,040.3   20,013.7
                                                -------   -------   --------     -------    --------   ---------

 Common stock
 Weighted-average common stock outstanding....    614.2     614.2      727.7       727.7       781.7      781.7
 Dilutive effect of employee stock options....        -       5.0          -         6.0           -        8.3
                                                -------   -------   --------    --------   ---------  ---------
 Total........................................    614.2     619.2      727.7       733.7       781.7      790.0
                                                =======   =======   ========    ========   =========  =========
 Earnings per share

 Net income (Rs).............................      8.50      8.43      11.72       11.60       25.64      25.34
-------------------------------------------------------------------------------------------------------------

     Options to purchase equity shares 5,000 equity shares (March 31, 2005:
     Nil) granted to employees at a weighted average exercise price of Rs.569.55 (March 31, 2005: Rs. Nil) were outstanding during the year ended March 31, 2006, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares during the period.

ICICI Bank Limited and Subsidiaries

Schedules forming part of the Consolidated Financial Statements


e.   Income taxes

     Components of deferred tax balances

     The components of the deferred tax balances are set out below.

                                                              Rupees in million
-------------------------------------------------------------------------------
                                                       As of March 31,
                                                   ----------------------
                                                    2005           2006
                                                    ----           ----
Deferred tax assets
Allowance for loan losses.......................   18,930.8      14,056.7
Available for sale securities...................    1,383.7       2,502.0
Investments in trading securities...............       80.3          45.2
Employee retirement ............................      391.5         242.3
Capital loss carry forward......................      881.1       1,583.4
Business loss carry forward.....................      558.8         679.3
Deposits........................................       12.0           6.5
Investments in affiliates.......................      991.0       1,274.7
Other...........................................      226.7         582.5
                                                  ---------     ---------
                                                   23,455.9      20,972.6
Valuation allowance.............................     (135.0)       (780.2)
                                                  ---------     ---------
Total deferred tax asset........................   23,320.9      20,192.4
                                                  ---------     ---------

Deferred tax liabilities
Property and equipment..........................   (7,916.4)     (7,226.6)
Investments in subsidiaries and affiliates......     (431.7)       (823.8)
Intangibles.....................................   (1,531.5)     (1,329.7)
Unearned income.................................   (1,580.0)     (2,614.8)
Investment in trading securities................        --             --
Long-term debt..................................     (238.7)       (219.2)
Available for sale securities...................        --            --
Others..........................................      (62.1)        (52.2)
                                                  ---------     ---------
Total deferred tax liability....................  (11,760.4)    (12,266.3)
                                                  ---------     ---------
Net deferred tax asset..........................   11,560.5       7,926.1
                                                  =========     =========
-------------------------------------------------------------------------------

     In assessing the realisability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realised. The ultimate realisation of the deferred tax asset is dependent on the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, the projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Company will realise the benefits of those deductible differences. The amount of deferred tax assets considered realisable, however could be reduced in the near term if estimates of future taxable income are reduced.

     The Indian statutory tax rate is 35% plus a surcharge. During each of the years presented, legislation was enacted in the first few months of the fiscal year that changed the amount of the surcharge for that fiscal year and future years. The surcharge was changed to 2.5%, 4.55% and 12.2% during the years ended March 31, 2004, 2005 and 2006, respectively,

ICICI Bank Limited and Subsidiaries

Schedules forming part of the Consolidated Financial Statements and resulted in a total statutory tax rate of 35.875%, 36.5925% and 33.66% for the years ended March 31, 2004, 2005 and 2006, respectively.

     Reconciliation of tax rates

     The following is the reconciliation of expected income taxes at statutory income tax rate to income tax expense /benefit as reported:

                                                                                Rupees in million
--------------------------------------------------------------------------------------------------
                                                                      Year ended March 31,
                                                            --------------------------------------
                                                             2004            2005          2006
                                                             ----            ----          ----
Income/(loss) before income taxes ...................       6,857.0        10,166.5      28,682.9
Statutory tax rate ..................................       35.875%        36.5925%        33.66%
Income tax expense/(benefit) at the statutory
tax rate.............................................       2,459.9         3,720.2       9,654.7
Increases/(reductions) in taxes on account of:
Special tax deductions available to financial
institutions.........................................         (32.1)          (39.9)       (841.5)
Exempt interest and dividend income .................        (905.6)         (478.8)       (398.9)
Income charged at rates other than statutory tax rate        (741.2)       (1,005.2)     (1,392.7)
Changes in the statutory tax rate ...................         137.3          (147.4)        807.2
Expenses disallowed for tax purposes ................         269.9           244.8         710.8
Tax on undistributed earnings of subsidiary .........         134.0            12.0         108.5
Change in valuation allowance .......................         371.3          (757.7)        (38.2)
Tax adjustments in respect of prior year tax
assessments..........................................          (9.3)            6.6          65.0
Tax adjustment on account of change in tax
status of subsidiary ................................            --              --            --
Other ...............................................         (46.0)           81.9         (32.5)
                                                          ---------     -----------     ---------
Income tax expense/ (benefit) reported ..............       1,638.2         1,636.5       8,642.4
--------------------------------------------------------------------------------------------------

     Only an insignificant amount of the Company's income/(loss) before income taxes and income tax expense/(benefit) was from outside India.

     The Company had a valuation allowance of Rs. 524.2 million as at April 1, 2003. The net change in the total valuation allowance for the years ended March 31, 2004, March 31, 2005 and March 31, 2006 was an increase of Rs.
     368.6 million, a decrease of Rs. 757.8 million and an increase of Rs.
     645.2 million respectively. The majority of the valuation allowance as of March 31, 2006 related to business loss carried forward and capital loss carried forward.

     As at March 31, 2006, the Company has total business loss carry forwards of Rs. 1,591.5 million. Of this amount, Rs. 173.5 million expires in 2011, Rs. 61.3 million expires in 2012 and Rs. 78.0 million expires in 2013. Business loss carry forwards pertaining to Company's US subsidiary are Rs.
     523.0 million which expire in 2025, Canada subsidiary are Rs. 755.7 million, which expire Rs. 263.1 million in 2012 and Rs. 492.6 million in 2016.

     The Company has capital loss carry forward of Rs. 6,988.4 million, with expiration dates as follows: March 31, 2009: Rs. 3.7 million, March 31, 2010: Rs. 2.8 million, March 31, 2011: Rs. 0.5 million, March 31, 2012:
     Rs. 4,873.5 million and March 31, 2013: Rs. 2,107.9 million.

ICICI Bank Limited and Subsidiaries

Schedules forming part of the Consolidated Financial Statements


f.   Regulatory matters

     Statutory liquidity requirement

     In accordance with the Banking Regulation Act, 1949, the Company is required to maintain a specified percentage of its net demand and time liabilities by way of liquid unencumbered assets like cash, gold and approved securities. The amount of securities required to be maintained at March 31, 2006 was Rs. 446,604.7 million (March 31, 2005: Rs. 325,140.0 million)

     Capital Adequacy

     The Company is subject to the capital adequacy requirements set by the Reserve Bank of India, which stipulate a minimum ratio of capital to risk adjusted assets and off- balance sheet items of 9% to be maintained. The capital adequacy ratio of the Company calculated in accordance with the Reserve Bank of India guidelines at March 31, 2006 was 13.35%.

24.  Convenience Translation

     Solely for the convenience of the readers, the financial statements as of and for the year ended March 31, 2006, have been translated into United States dollar at the noon buying rate in New York City on March 31, 2006, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve of New York of US$ 1 = Rs. 44.48. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other certain rate on March 31, 2006, or at any other certain date.

25.  Comparative figures

     Figures of the previous year have been regrouped to conform to the current year presentation.

For and on behalf of Board of Directors



       K. V. Kamath              Kalpana Morparia
 Managing Director & CEO      Joint Managing Director




      Vishakha Mulye               Jyotin Mehta               Rakesh Jha
Chief Financial Officer &        General Manager &         General Manager
        Treasurer                Company Secretary



Place: Mumbai
Date : June 11, 2006

                                 EXHIBIT INDEX

Exhibit No.                Description of Document

1.1 ICICI Bank Memorandum of Association, as amended (incorporated by reference to ICICI Bank's Annual Report on Form 20-F for the year ended March 31, 2004 filed on September 29, 2004).

1.2 ICICI Bank Articles of Association, as amended (incorporated by reference to ICICI Bank's Annual Report on Form 20-F for the year ended March 31, 2005 filed on September 30, 2005).

2.1 Deposit Agreement among ICICI Bank, Deutsche Bank and the holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt) (incorporated herein by reference to ICICI Bank's Registration Statement on Form F-1 (File No. 333-30132)).

2.2 Letter Agreements dated February 19, 2002 and April 1, 2002 (incorporated herein by reference to ICICI Bank's Annual Report on Form 20-F for the year ended March 31, 2002 filed on September 30, 2002) and Letter Agreement dated March 8, 2005 (incorporated by reference to ICICI Bank's Registration Statement on Form F-3 (File No. 333-121664) amending and supplementing the Deposit Agreement.

2.3 ICICI Bank's Specimen Certificate for Equity Shares (incorporated herein by reference to ICICI Bank's Registration Statement on Form F-1 (File No. 333-30132)).

4.1 ICICI Bank's Employee Stock Option Plan, as amended (incorporated by reference to ICICI Bank's Annual Report on Form 20-F for the year ended March 31, 2004 filed on September 29, 2004).

8.1 List of Subsidiaries (included under "Business - Subsidiaries and Joint Ventures" herein).

11.1 Code of Business Conduct and Ethics (incorporated by reference to ICICI Bank's Annual Report on Form 20-F for the year ended March 31, 2004 filed on September 29, 2004).

12.1 Certification of the Managing Director & Chief Executive Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2 Certification of the Chief Financial Officer & Treasurer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act.

13 Certification of periodic financial report pursuant to 18 USC. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.


                                     Exh-1

                                   SIGNATURES



         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                                            For ICICI BANK LIMITED


                                            By   :  /s/ Jyotin Mehta
                                                    ----------------------------
                                            Name :  Mr. Jyotin Mehta
                                            Title:  General Manager and Company
                                                    Secretary


Place :  Mumbai
Date  :  September 28, 2006