Form 20-F
period 2007-03-31
ICICI BANK LTD
filed 2007-06-11
CIK 1103838

As filed with the Securities and Exchange Commission on June 11, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-15002

ICICI BANK LIMITED
 (Exact name of registrant as specified in its charter)
Vadodara, Gujarat, India
(Jurisdiction of incorporation or organization)
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400051, India
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:
Title of Each Class	Name of Each Exchange on Which Registered
Equity Shares of ICICI Bank Limited(1)	New York Stock Exchange
American Depositary Shares, each representing two Equity Shares of ICICI Bank Limited, par value Rs. 10 per share	New York Stock Exchange

(1)	Not for trading, but only in connection with the registration of American Depositary Shares representing such Equity Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

The number of outstanding Equity Shares of ICICI Bank Limited as of March 31, 2007 was 899,266,672.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒	No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐	No ☒
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒	No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large accelerated filer  ☒                                                         Accelerated filer  ☐                                                         Non-accelerated filer  ☐
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐	Item 18 ☒
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐	No ☒

i

CROSS REFERENCE SHEET

Form 20-F	Item Number and Caption	Location	Page

Part – I
1	Identity of Directors, Senior Management and Advisers	Not applicable

2	Offer Statistics and Expected Timetable	Not applicable

3	Key Information	Selected Consolidated Financial and Operating Data	75
		Exchange Rates	3
		Risk Factors	4

4	Information on the Company	Business	19
		Operating and Financial Review and Prospects—Capital Expenditure	106
		Operating and Financial Review and Prospects—Effect of Other Acquisitions	83
		Operating and Financial Review and Prospects—Segment Revenues and Assets	107
		Overview of the Indian Financial Sector	134
		Supervision and Regulation	146

5	Operating and Financial Review and Prospects	Operating and Financial Review and Prospects	80
		Business—Risk Management	35
		Business—Funding	32

6	Directors, Senior Management and Employees	Management	117
		Business—Employees	69

7	Major Shareholders and Related Party Transactions	Business—Shareholding Structure and Relationship with the Government of India	20
		Operating and Financial Review and Prospects—Related Party Transactions	112
		Management—Compensation and Benefits to Directors and Officers—Interest of Management in Certain Transactions	133
		Management—Compensation and Benefits to Directors and Officers—Loans	131
		Market Price Information	172
		Note B.2 in Notes to Consolidated Financial Statements	F-39

8	Financial Information	Report of Independent Registered Public Accounting Firm	F-2
		Consolidated Financial Statements and the notes thereto	F-5
		Operating and Financial Review and Prospects— Major Events Affecting Results and Financial Condition	81
		Business—Legal and Regulatory Proceedings	71
		Dividends	177

9	The Offer and Listing	Market Price Information	172
		Restriction on Foreign Ownership of Indian Securities	174

10	Additional Information	Additional Information	186
		Exchange Controls	169
		Taxation	179
		Restriction on Foreign Ownership of Indian Securities	174
		Dividends	177
		Subsidiaries and Joint Ventures	63

11	Quantitative and Qualitative Disclosures About Market Risk	Business—Risk Management—Quantitative and Qualitative Disclosures About Market Risk	40

12	Description of Securities Other than Equity Securities	Not applicable

Part – II
13	Defaults, Dividend Arrearages and Delinquencies	Not applicable

14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable

15	Controls and Procedures	Business—Risk Management—Controls and Procedures	49

16	[Reserved]	Not applicable

16A	Audit Committee Financial Expert	Management—Corporate Governance—Audit Committee	125

16B	Code of Ethics	Management—Corporate Governance—Code of Ethics	127

16C	Principal Accountant Fees and Services	Management—Corporate Governance—Principal Accountant Fees and Services	127

16D	Exemptions from the Listing Standards for Audit Committees	Not applicable

16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Business—Shareholding Structure and Relationship with the Government of India	20

Part – III
17	Financial Statements	See Item 18

18	Financial Statements	Report of Independent Registered Public Accounting Firm	F-2
		Consolidated Financial Statements and the notes thereto	F-5

19	Exhibits	Exhibit index and attached exhibits	Exh-1

CERTAIN DEFINITIONS

ICICI Limited, ICICI Personal Financial Services Limited and ICICI Capital Services Limited amalgamated with and into ICICI Bank Limited, effective March 30, 2002 for accounting purposes under generally accepted accounting principles in India (“Indian GAAP”). In this annual report, all references to “we”, “our” and “us” are to ICICI Bank Limited and its consolidated subsidiaries and other consolidated entities under Indian GAAP subsequent to the amalgamation. References to specific data applicable to particular subsidiaries or other consolidated entities are made by reference to the name of that particular entity. References to “ICICI Bank” are, as the context requires, to ICICI Bank Limited on an unconsolidated basis subsequent to the amalgamation, to ICICI Bank Limited on an unconsolidated basis prior to the amalgamation, or to both. References to “ICICI” are to ICICI Limited and its consolidated subsidiaries and other consolidated entities under Indian GAAP prior to the amalgamation. References to “ICICI Personal Financial Services” are to ICICI Personal Financial Services Limited. References to “ICICI Capital Services” are to ICICI Capital Services Limited. References to the “amalgamation” are to the amalgamation of ICICI, ICICI Personal Financial Services and ICICI Capital Services with and into ICICI Bank. References to “the Scheme of Amalgamation” are to the Scheme of Amalgamation of ICICI, ICICI Personal Financial Services and ICICI Capital Services with ICICI Bank sanctioned by the High Court of Gujarat at Ahmedabad on March 7, 2002 and by the High Court of Judicature at Bombay on April 11, 2002 and approved by the Reserve Bank of India on April 26, 2002.

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

In the financial statements contained in this annual report and the notes thereto, all references to “the Company” are to ICICI Bank Limited and its consolidated subsidiaries and other consolidated entities under Indian GAAP subsequent to the amalgamation, all references to the “acquiree” are to ICICI Limited prior to the amalgamation and all references to the “acquirer” are to ICICI Bank Limited prior to the amalgamation.

All references to the “Companies Act” and the “Banking Regulation Act” are to the Companies Act, 1956 and the Banking Regulation Act, 1949 as passed by the Indian Parliament and as amended from time to time.

Pursuant to the issuance and listing of our securities in the United States under registration statements filed with the United States Securities Exchange Commission, we file annual reports on Form 20-F which must include financial statements prepared under generally accepted accounting principles in the United States (US GAAP) or financial statements prepared according to a comprehensive body of accounting principles with a reconciliation of net income and stockholders’ equity to US GAAP. When we first listed our securities in the United States, Indian GAAP was not considered a comprehensive body of accounting principles under US securities laws and regulations. Accordingly, our annual reports on Form 20-F for fiscal years 2000 through 2005 have included US GAAP financial statements. However, pursuant to a significant expansion of Indian accounting standards, Indian GAAP constitutes a comprehensive body of accounting principles. Accordingly, we have included in this annual report, as in the annual report for fiscal 2006, consolidated financial statements prepared according to Indian GAAP, with a reconciliation of net income and stockholders' equity to US GAAP and a description of significant differences between Indian GAAP and US GAAP.

Our annual report prepared and distributed to our shareholders under Indian law and regulations and our draft red herring prospectus filed with the Securities & Exchange Board of India for issue of equity shares in India include  unconsolidated Indian GAAP financial statements and analysis of our results or operations and financial condition based on unconsolidated Indian GAAP financial statements.

FORWARD-LOOKING STATEMENTS

We have included statements in this annual report which contain words or phrases such as “will”, “would”, “aim”, “aimed”, “will likely result”, “is likely”, “are likely”, “believe”, “expect”, “expected to”, “will continue”, “will achieve”, “anticipate”, “estimate”, “estimating”, “intend”, “plan”, “contemplate”, “seek to”, “seeking to”, “trying to”, “target”, “propose to”, “future”, “objective”, “goal”, “project”, “should”, “can”, “could”, “may”, “will pursue”, “our judgment” and similar expressions or variations of such expressions, that are “forward-looking statements”. Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, the actual growth in demand for banking and other financial products and services, our ability to successfully implement our strategy, including our use of the Internet and other technology, our rural expansion, our ability to integrate recent or future mergers or acquisitions into our operations, our ability to manage the increased complexity of the risks we face following our rapid international growth, future levels of non-performing and restructured loans, our growth and expansion in domestic and overseas markets, the adequacy of our provisions for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, including on the assets and liabilities of ICICI, a former financial institution not subject to Indian banking regulations, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains, losses or impact on net interest income and net income could materially differ from those that have been estimated.

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this annual report include, but are not limited to, the monetary and interest rate policies of India and the other markets in which we operate, natural calamities, general economic, financial or political conditions, instability or uncertainty in India, southeast Asia, or any other country which have a direct or indirect impact on our business activities or investments, caused by any factor including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region, military armament or social unrest in any part of India, inflation, deflation, unanticipated turbulence in interest rates, changes or volatility in the value of the rupee, foreign exchange rates, equity prices or other market rates or prices, the performance of the financial markets in general, changes in domestic and foreign laws, regulations and taxes, changes in the competitive and pricing environment in India, and general or regional changes in asset valuations. For a further discussion on the factors that could cause actual results to differ, see the discussion under “Risk Factors” included elsewhere in this annual report.

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

In early July 1991, the government adjusted the Indian rupee downward by an aggregate of approximately 20.0% against the US dollar. The adjustment was effected as part of an economic package designed to overcome economic and foreign exchange problems. After the Indian rupee was made convertible on the current account in March 1993, it depreciated on an average annual basis at a rate of approximately 5-6%. During fiscal 2004, the rupee appreciated against the US dollar, from Rs. 47.53 per US$ 1.00 at March 31, 2003 to Rs. 43.40 per US$ 1.00 at March 31, 2004. The rupee depreciated against the US dollar by 0.5% during fiscal 2005 and by 2.0% during fiscal 2006. During fiscal 2007, the rupee appreciated against the US dollar by 3.1%, moving from Rs. 44.48 per US$ 1.00 at March 31, 2006 to Rs. 43.10 per US$ 1.00 at March 30, 2007. During fiscal 2008 (through May 31, 2007), the rupee appreciated against the US dollar by 6.4% moving from Rs. 43.10 per US$ 1.00 at March 30, 2007 to Rs. 40.36 at May 31, 2007. The following table sets forth, for the periods indicated, certain information concerning the exchange rates between Indian rupees and US dollars based on the noon buying rate.

Fiscal Year	Period End(1)	Average(1)(2)
2003	47.53	48.36
2004	43.40	45.78
2005	43.62	44.87
2006	44.48	44.20
2007	43.10	45.06
2008 (through May 31, 2007)	40.36	40.70

Month	High	Low
November 2006	45.26	44.46
December 2006	44.70	44.11
January 2007	44.49	44.07
February 2007	44.21	43.87
March 2007	44.43	42.78
April 2007	43.05	40.56
May 2007	41.04	40.14

(1)	The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.

(2)	Represents the average of the noon buying rate on the last day of each month during the period.

Although certain rupee amounts in this annual report have been translated into US dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into US dollars at any particular rate, the rates stated below, or at all. Except in the section on “Market Price Information”, all translations from rupees to US dollars are based on the noon buying rate in the City of New York for cable transfers in rupees at March 30, 2007. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate at March 30, 2007 was Rs. 43.10 per US$ 1.00 and at May 31, 2007 was Rs. 40.36 per US$ 1.00.

RISK FACTORS

You should carefully consider the following risk factors as well as other information contained in this annual report in evaluating us and our business.

Risks Relating to India

A slowdown in economic growth or rise in interest rates in India could cause our business to suffer.

Any slowdown in the Indian economy or volatility of global commodity prices, in particular oil and steel prices, could adversely affect our borrowers and contractual counterparties. As our commercial banking operations for retail customers are important to our business and our agricultural loan portfolio is increasingly important to our business, any slowdown in the growth of the housing, automobiles and agricultural sectors could adversely impact our business. Since 2006, interest rates in the Indian economy have increased significantly and we have recently experienced a slowdown in disbursements of housing loans and automobile loans. While we believe that there continues to be robust growth potential for retail loans, a slowdown in demand for loans from retail customers, including due to higher interest rates, could adversely impact our business. Slowdown in economic growth could result in lower credit demand and higher defaults among corporate, retail and rural borrowers, which could adversely impact our business, our financial performance, our stockholders’ equity, our ability to implement our strategy and the price of our equity shares and ADSs.

A significant increase in the price of crude oil could adversely affect the Indian economy, which could adversely affect our business.

India imports approximately 75.0% of its requirements of crude oil, which were approximately 31.9% of total imports during the period April 2006-February 2007 and 31.3% of total imports in fiscal 2006. Since 2004, there has been a sharp increase in global crude oil prices due to both increased demand and pressure on production and refinery capacity, and political and military tensions in key oil-producing regions. The full burden of the oil price increase has not been passed to Indian consumers and has been substantially absorbed by the government and government-owned oil marketing companies. While global crude prices have moderated from their peak levels, sustained high levels, further increases or volatility of oil prices and the pass-through of increases to Indian consumers could have a material negative impact on the Indian economy and the Indian banking and financial system in particular, including through a rise in inflation and market interest rates and a higher trade deficit. This could adversely affect our business including our liquidity, our ability to grow, the quality of our assets, our financial performance, our stockholders’ equity, our ability to implement our strategy and the price of our equity shares and ADSs.

A significant change in the Indian government’s economic liberalization and deregulation policies could adversely affect our business and the price of our equity shares and ADSs.

Our assets and customers are predominantly located in India. The Indian government has traditionally exercised and continues to exercise a dominant influence over many aspects of the economy. Government policies could adversely affect business and economic conditions in India, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

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

India has from time to time experienced social and civil unrest and hostilities both internally and with neighboring countries. In the past, there have been military confrontations between India and Pakistan. India has also experienced terrorist attacks in some parts of the country. These hostilities and tensions could lead to political or economic instability in India and adversely affect our business, our future financial performance, our stockholders' equity and the price of our equity shares and ADSs.

Trade deficits could adversely affect our business and the price of our equity shares and ADSs.

India’s trade relationships with other countries and its trade deficit, driven to a major extent by global crude oil prices, may adversely affect Indian economic conditions. If trade deficits increase or are no longer manageable because of the rise in global crude oil prices or otherwise, the Indian economy, and therefore our business, our financial performance, our stockholders' equity and the price of our equity shares and ADSs could be adversely affected.

Natural calamities could adversely affect the Indian economy, or the economy of other countries where we operate, our business and the price of our equity shares and ADSs.

India has experienced natural calamities like earthquakes, floods and drought in the past few years. The extent and severity of these natural disasters determine their impact on the Indian economy. For example, in fiscal 2003, many parts of India received significantly less than normal rainfall. As a result of the drought conditions in the economy during fiscal 2003, the agricultural sector recorded a negative growth of 7.2%. Also, the erratic progress of the monsoon in fiscal 2005 adversely affected sowing operations for certain crops and resulted in a decline in the growth rate of the agricultural sector from 10.0% in fiscal 2004 to negligible growth in fiscal 2005. The agricultural sector grew by 6.0% in fiscal 2006 and by 2.7% in fiscal 2007. Further prolonged spells of below or above normal rainfall or other natural calamities could adversely affect the Indian economy and our business, especially in view of our strategy of increasing our exposure to rural India. Similarly natural calamities in other countries where we operate could affect the economies of those countries and our operations in those countries.

Financial difficulty and other problems in certain financial institutions in India could adversely affect our business and the price of our equity shares and ADSs.

As an Indian bank, we are exposed to the risks of the Indian financial system which may be affected by the financial difficulties faced by certain Indian financial institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships. This risk, which is sometimes referred to as “systemic risk”, may adversely affect financial intermediaries, such as clearing agencies, banks, securities firms and exchanges with whom we interact on a daily basis. Any such difficulties or instability of the Indian financial system in general could create an adverse market perception about Indian financial institutions and banks and adversely affect our business. See also “Overview of the Indian Financial Sector”. As the Indian financial system operates within an emerging market, it faces risks of a nature and extent not typically faced in more developed economies, including the risk of deposit runs notwithstanding the existence of a national deposit insurance scheme. For example, in April 2003, unsubstantiated rumors, believed to have originated in Gujarat, a state in India, alleged that we were facing liquidity problems. Although our liquidity position was sound, we witnessed higher than normal deposit withdrawals on account of these unsubstantiated rumors for several days in April 2003. We successfully controlled the situation in this instance, but any failure to control such situations in the future could result in high volumes of deposit withdrawals which would adversely impact our liquidity position.

A decline in India’s foreign exchange reserves may affect liquidity and interest rates in the Indian economy which could adversely impact us.

A decline in India’s foreign exchange reserves could result in reduced liquidity and higher interest rates in the Indian economy, which could adversely affect our business, our future financial performance, our stockholders' equity and the price of our equity shares and ADSs. See also “— Risks Relating to Our Business”.

Any downgrading of India’s debt rating by an international rating agency could adversely affect our business, our liquidity and the price of our equity shares and ADSs.

Any adverse revisions to India’s credit ratings for domestic and international debt by international rating agencies may adversely affect our business and limit our access to capital markets and decrease our liquidity.

Risks Relating to Our Business

Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance.

As a result of certain reserve requirements of the Reserve Bank of India, we are more structurally exposed to interest rate risk than banks in many other countries. See “Supervision and Regulation — Legal Reserve Requirements”. These requirements result in our maintaining a large portfolio of fixed income government of India securities, and we could be materially adversely impacted by a rise in interest rates, especially if the rise were sudden or sharp. These requirements also have a negative impact on our net interest income and net interest margin because we earn interest on a portion of our assets at rates that are generally less favorable than those typically received on our other interest-earning assets. If the yield on our interest-earning assets does not increase at the same time or to the same extent as our cost of funds, or if our cost of funds does not decline at the same time or to the same extent as the yield on our interest-earning assets, our net interest income and net interest margin is adversely impacted. During the last quarter of fiscal 2007, the Indian markets experienced volatility and sharp increases in interest rates and we experienced a sharp increase in our funding costs, which may adversely impact our net interest income, net interest margin and financial performance during fiscal 2008. We are also exposed to interest rate risk through our treasury operations and our subsidiary, ICICI Securities Primary Dealership Limited, which is a primary dealer in government of India securities. A rise in interest rates or greater interest rate volatility could adversely affect our income from treasury operations or the value of our fixed income securities trading portfolio. Sharp and sustained increases in the rates of interest charged on floating rate home loans, which are a material proportion of our loan portfolio, would result in extension of loan maturities and higher monthly installments due from borrowers, which could result in higher rates of default in this portfolio.

If we are not able to control the level of non-performing assets in our portfolio, our business will suffer.

Since 2001, we have experienced rapid growth in our retail loan portfolio. Recently, we have experienced rapid growth in the portfolio of non-collateralized retail loans including unsecured personal loans and the proportion of unsecured personal loans and credit card receivables in our retail loan has increased significantly. See “Business — Overview of ICICI Bank’s Products and Services — Commercial Banking for Retail Customers”. Various factors, including a rise in unemployment, prolonged recessionary conditions, a sharp and sustained rise in interest rates, developments in the Indian economy, movements in global commodity markets and exchange rates and global competition could cause an increase in the level of non-performing assets on account of these retail loans and have a material adverse impact on the quality of our loan portfolio. In addition, under the directed lending norms of the Reserve Bank of India, we are required to extend 50.0% of our residual adjusted net bank credit (excluding the advances of ICICI at year-end fiscal 2002) to certain eligible sectors, which are categorized as “priority sectors”. See “Business — Loan Portfolio — Directed Lending”. We may experience a significant increase in non-performing assets in our directed lending portfolio, particularly loans to the agricultural sector and small-scale industries, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. Any change by the Reserve Bank of India in the directed lending norms may result in our inability to meet the priority sector lending requirements as well as require us to increase our lending to relatively riskier segments and may result in an increase in non-performing assets in the directed lending portfolio. See also “—We have experienced rapid international growth in the last three years which has increased the complexity of the risks that we face” and “—Our rapid retail expansion in India and our rural initiative expose us to increased risks that may adversely affect our business”. We may not be able to control or reduce the level of non-performing assets in our project and corporate finance portfolio. We may not be successful in our efforts to improve collections and foreclose on existing non-performing assets. We also have investments in security receipts arising out of the sale of non-

performing assets by us to Asset Reconstruction Company (India) Limited, a reconstruction company registered with the Reserve Bank of India. See “Business — Classification of Loans”. There can be no assurance that Asset Reconstruction Company (India) Limited will be able to recover these assets and redeem our investments in security receipts and that there will be no reduction in the value of these investments.

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

Although we believe that our total provisions will be adequate to cover all known losses in our asset portfolio, there can be no assurance that there will be no deterioration in the provisioning coverage as a percentage of gross non-performing assets or otherwise or that the percentage of non-performing assets that we will be able to recover will be similar to our and ICICI’s past experience of recoveries of non-performing assets. In the event of any further deterioration in our non-performing asset portfolio, there could be an adverse impact on our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

The value of our collateral may decrease or we may experience delays in enforcing our collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security exposing us to a potential loss.

A substantial portion of our loans to corporate and retail customers are secured by collateral. See “Business — Classification of Loans — Non-Performing Asset Strategy”. Changes in asset prices may cause the value of our collateral to decline and we may not be able to realize the full value of our collateral as a result of delays in bankruptcy and foreclosure proceedings, defects or deficiencies in the perfection of collateral (including due to inability to obtain approvals that may be required from various persons, agencies or authorities), fraudulent transfers by borrowers and other factors, including current legislative provisions or changes thereto and past or future judicial pronouncements. Failure to recover the expected value of collateral could expose us to potential losses, which could adversely affect our business.

We have experienced rapid international growth in the last three years which has increased the complexity of the risks that we face.

Beginning in fiscal 2004, we began a rapid international expansion opening banking subsidiaries in the United Kingdom, Canada and Russia and branches and representative offices in several countries. We offer retail banking products and services including remittance services across these markets primarily to non-resident Indians. We also deliver products and services, including foreign currency financing and cross-border acquisition financing, to our corporate clients through our international subsidiaries and branches. In Canada and the United Kingdom, we have also launched direct banking offerings using the Internet as the access channel. At year-end fiscal 2007, the assets of these banking subsidiaries and branches constituted approximately 19% of the consolidated assets of ICICI Bank and its banking subsidiaries.

This rapid international expansion into banking in multiple jurisdictions exposes us to a new variety of regulatory and business challenges and risks, including cross-cultural risk and has increased the complexity of our risks in a number of areas including currency risks, interest rate risks, compliance risk, regulatory and reputational risk and operational risk. The loan portfolio of our international branches and subsidiaries includes foreign currency loans to Indian companies for their Indian operations (as permitted by regulation) as well as for their overseas ventures, including cross-border acquisitions. This exposes us to specific additional risks including the failure of the acquired entities to perform as expected, and our inexperience in various aspects of the economic and legal framework in overseas markets. See also “— We are subject to legal and regulatory risk which may adversely affect our business and the price of our equity shares and ADSs”. The skills required for this business could be different from those required for our Indian business and we may not be able to attract the required talented professionals. If we are unable to manage these risks, our business could be adversely affected.

Our rapid retail expansion in India and our rural initiative expose us to increased risks that may adversely affect our business.

We have experienced rapid growth in our retail loan portfolio. See “Business – Loan Portfolio”. In addition, we have begun a rural initiative designed to bring our products and services into many rural areas. This rapid growth of the retail loan business and the rural initiative exposes us to increased risks within India including the risk that our impaired loans may grow faster than anticipated, increased operational risk, increased fraud risk and increased regulatory and legal risk. For example, during fiscal 2007, we made a provision of Rs. 0.93 billion (US$ 22 million) for losses from frauds pertaining to the warehouse receipt-based financing product for agricultural credit. See also “— We are subject to legal and regulatory risk which may adversely affect our business and the price of our equity shares and ADSs”.

We are subject to legal and regulatory risk which may adversely affect our business and the price of our equity shares and ADSs.

We are subject to a wide variety of banking, insurance and financial services laws and regulations and a large number of regulatory and enforcement authorities in each of the jurisdictions in which we operate. The laws and regulations governing the banking and financial services industry have become increasingly complex governing a wide variety of issues, including interest rates, liquidity, capital adequacy, securitization, investments, ethical issues, money laundering, privacy, record keeping, and marketing and selling practices, with sometimes overlapping jurisdictional or enforcement authorities. Our insurance businesses are also subject to extensive regulation and supervisions and the Insurance Regulatory and Development Authority has the ability to impact and alter laws and regulations regarding the insurance industry, including regulations governing products, selling commissions, solvency margins and reserving, which can also lead to additional costs or restrictions on our activities.

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

In addition, a failure to comply with the applicable regulations in various jurisdictions by our employees, representatives, agents and third party service providers either in or outside the course of their services, or suspected or perceived failures by them, may result in inquiries or investigations by regulatory and enforcement authorities, in regulatory or enforcement action against either us, or such employees, representatives, agents and third party service providers. Such actions may impact our reputation, result in adverse media reports, lead to increased or enhanced regulatory or supervisory concerns, additional costs, penalties, claims and expenses being incurred by us or impact adversely our ability to conduct business.

In fiscal 2006, the Reserve Bank India imposed a penalty of Rs. 0.5 million (US$ 11,601) on us in connection with our role as collecting bankers in certain public offerings of equity by companies in India. The Securities and Futures Commission, Hong Kong charged us with carrying on the business of dealing in securities in Hong Kong between June 15, 2004 and March 8, 2006, without having the requisite license. The Eastern Magistrate’s Court, Hong Kong, on April 10, 2007 fined us a sum of HKD 40,000 (approximately US$ 5,120) and further ordered us to reimburse investigation costs to the Securities and Futures Commission. We have paid these amounts.

If we fail to manage our legal and regulatory risk in the many jurisdictions in which we operate, our business could suffer, our reputation could be harmed and we would be subject to additional legal risk. This could, in turn, increase the size and number of claims and damages asserted against us or subject us to regulatory investigations, enforcement actions or other proceedings, or lead to increased regulatory or supervisory concerns. We may also be required to spend additional time and resources on any remedial measures which could have an adverse effect on our business.

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

We cannot predict the timing or form of any current or future regulatory or law enforcement initiatives, which we note are increasingly common for international banks and financial institutions, but we would expect to cooperate with any such regulatory investigation or proceeding.

Regulatory changes in India or other jurisdictions in which we operate could adversely affect our business.

The laws and regulations or the regulatory or enforcement environment in any of the jurisdictions in which we operate may change at any time and may have an adverse effect on the products or services we offer, the value of our assets or of the collateral available for our loans or our business in general. Since 2005, the Reserve Bank of India has instituted several changes in regulations applicable to banking companies, including increase in risk-weights on certain categories of loans for computation of capital adequacy, increase in general provisioning requirements for various categories of assets, change in capital requirements and accounting norms for securitization, increases in regulated interest rates, increases in the cash reserve ratio, cessation of payment of interest on cash reserve balances, changes in limits on investments in financial sector enterprises and venture capital funds and changes in directed lending requirements. In April 2007, the Reserve Bank of India issued final guidelines on implementation of the new capital adequacy framework pursuant to Basel II, which, while requiring maintenance of capital for operational risk and undrawn commitments and higher capital for unrated exposures, stipulates continuance of higher risk weights for retail loans and increase in minimum Tier-1 capital adequacy ratio from 4.5% to 6.0%.  The Reserve Bank of India has also issued draft guidelines on accounting for derivative instruments and transactions and restructuring of loans, which in their final form could adversely impact our financial performance. The Insurance Regulatory & Development Authority issued new regulations effective July 1, 2006, introducing minimum policy period and sum assured stipulations for unit-linked life insurance products.  Similar changes in the future could have an adverse impact on our growth, capital adequacy and profitability. Any change by the Reserve Bank of India in the directed lending norms may result in our inability to meet the priority sector lending requirements as well as require us to increase our lending to relatively riskier segments and may result in an increase in non-performing assets in the directed lending portfolio. The new levy of fringe benefit tax on employee stock options proposed in the government of India’s budget for fiscal 2008 could adversely impact our financial performance if the incidence of the tax is borne or required to be borne by us.

The failure of our restructured loans to perform as expected or a significant increase in the level of restructured loans in our portfolio could affect our business.

Our standard assets include restructured standard loans. See “Business — Classification of Loans — Restructured Loans”. Our borrowers’ requirements to restructure their loans arose due to several factors, including increased competition arising from economic liberalization in India, variable industrial growth, a sharp decline in commodity prices, the high level of debt in the financing of projects and capital structures of companies in India and the high interest rates in the Indian economy during the period in which a large number of projects contracted their borrowings. These factors reduced profitability for certain of our borrowers and also resulted in the restructuring of certain Indian companies in sectors including petroleum, refining and petrochemicals, iron and steel, textiles and cement. The failure of these borrowers to perform as expected or a significant increase in the level of restructured assets in our portfolio could adversely affect our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected.

Most of our incremental funding requirements, including replacement of maturing liabilities of ICICI (which generally had longer maturities), are met through short-term funding sources, primarily in the form of deposits including deposits from corporate customers and inter-bank deposits. Our customer deposits generally have a maturity of less than one year. However, a large portion of our assets, primarily the assets of ICICI and our home loan portfolio, have medium or long-term maturities, creating the potential for funding mismatches. Our ability to raise fresh deposits and grow our deposit base depends in part on our ability to expand our network of branches, which requires the approval of the Reserve Bank of India. In September 2005, the Reserve Bank of India replaced the existing system of granting authorizations for opening individual branches with a system of giving aggregated approvals covering both branches and existing non-branch channels like ATMs, on an annual basis. While we have recently received the Reserve Bank of India’s authorizations for establishing new branches and additional off-site ATMs, there can be no assurance that these authorizations or future authorizations granted by the Reserve Bank of India will meet our requirements for branch expansion to achieve the desired growth in our deposit base. High volumes of deposit withdrawals or failure of a substantial number of our depositors to roll over deposited funds upon maturity or to replace deposited funds with fresh deposits as well as our inability to grow our deposit base, could have an adverse effect on our liquidity position, our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs. See also “—Financial difficulty and other problems in certain financial institutions in India could adversely affect our business and the price of our equity shares and ADSs”.

A large proportion of ICICI’s loans consisted of project finance assistance, which continues to be a part of our loan portfolio and is particularly vulnerable to completion and other risks.

Long-term project finance assistance was a significant proportion of ICICI’s asset portfolio and continues to be a part of our loan portfolio. The viability of these projects and other projects that we may finance in future depends upon a number of factors, including market demand, government policies and the overall economic environment in India and the international markets. These projects are particularly vulnerable to a variety of risks, including completion risk and counterparty risk, which could adversely impact their ability to generate revenues. We cannot be sure that these projects will perform as anticipated. In the past, we experienced a high level of default and restructuring in our project finance loan portfolio as a result of the downturn in certain global commodity markets and increased competition in India. Future project finance losses or high levels of loan restructuring could have a materially adverse effect on our profitability and the quality of our loan portfolio.

We have a high concentration of loans to certain customers and sectors and if a substantial portion of these loans become non performing, the overall quality of our loan portfolio, our business and the price of our equity shares and ADSs could be adversely affected.

Our loan portfolio and non-performing asset portfolio have a high concentration in certain customers. See “Business – Loan Portfolio – Loan Concentration”. In the past, certain of our borrowers have been adversely affected by economic conditions in varying degrees. Credit losses due to financial difficulties of these borrowers/ borrower groups in the future could adversely affect our business, our financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

We face greater credit risks than banks in developed economies.

Our credit risk is higher because most of our borrowers are based in India. Unlike several developed economies, a nationwide credit bureau has become operational in India only recently. This may affect the quality of information available to us about the credit history of our borrowers, especially individuals and small businesses. In addition, the credit risk of our borrowers, particularly small and middle market companies, is higher than borrowers in more developed economies due to the greater uncertainty in the Indian regulatory, political, economic and industrial environment and the difficulties of many of our corporate borrowers to adapt to global technological advances. Also, several of our corporate borrowers in the past suffered from low profitability because of increased competition from economic liberalization, a sharp decline in commodity prices, a high debt burden and high interest rates in the Indian economy at the time of their financing, and other factors. This may lead to an increase in the level of our non-performing assets and there could be an adverse impact on our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

We have proposed a reorganization of our holdings in our insurance and asset management subsidiaries and our inability to implement this reorganization as well as the significant additional capital required by these businesses may adversely impact our business and the price of our equity shares and ADSs.

Given the expected losses and the significant growth in our life insurance and general insurance businesses, we expect that significant additional capital will be needed to support these businesses and, as a result, we have reorganized our holdings in our insurance and asset management subsidiaries.  Our board has approved the transfer of our equity shareholding in our insurance and asset management subsidiaries to a proposed new subsidiary. We propose to raise equity capital in this proposed new subsidiary to meet the future capital requirements of the insurance subsidiaries. The incorporation of the subsidiary, transfer of the equity shares and issuance of new shares by the proposed new subsidiary are subject to regulatory and other approvals. See "Business—Insurance". If we are unable to implement this reorganization and raise capital in this proposed new subsidiary, we would be required to invest further capital to fund the growth of the insurance businesses. Our inability to implement this reorganization and raise capital in this subsidiary, or the valuation at which such capital is raised, could adversely impact our ability to capitalise our insurance subsidiaries, their growth, our future capital adequacy, our financial performance and the price of our equity shares and ADSs.

While our insurance businesses are becoming an increasingly important part of our business, there can be no assurance that they will continue to experience high rates of growth.

Our life insurance and general insurance joint ventures have experienced high rates of growth and are becoming an increasingly important part of our business. See “Business―Insurance” and “Operating Review and Prospects―Insurance Segment”. There can be no assurance that these businesses will continue to experience high rates of growth. Any slowdown in these businesses and in particular in the life insurance business could have an adverse impact on our business and the price of our equity shares and ADSs.

Our life insurance business is in a loss position and is expected to continue to generate losses for some years.

We and our joint venture partner have made significant investments in our life insurance joint venture, ICICI Prudential Life Insurance Company Limited. As described elsewhere in this Annual Report, see “Business―Insurance” and “Operating Review and Prospects―Insurance Segment”, and as is normal in the start-up phase of any life insurance business, we are currently experiencing losses from this businesses.  We expect these losses to continue for some years.

Loss reserves for our general insurance business are based on estimates as to future claims liabilities and adverse developments relating to claims could lead to further reserve additions and materially adversely affect our results of operations.

In accordance with industry practice and accounting and regulatory requirements, we establish reserves for loss and loss adjustment expenses related to our general insurance business.  Reserves are based on estimates of future payments that will be made in respect of claims, including expenses relating to such claims.  Such estimates are made on both a case by case basis, based on the facts and circumstances available at the time the reserves are established, as well as in respect of losses that have been incurred but not reported.  These reserves represent the estimated ultimate cost necessary to bring all pending claims to final settlement.

Reserves are subject to change due to a number of variables which affect the ultimate cost of claims, such as changes in the legal environment, results of litigation, costs of repairs and other factors such as inflation and exchange rates and our reserves for environmental and other latent claims are particularly subject to such variables.  Our results of operations depend significantly upon the extent to which our actual claims experience is consistent with the assumptions we use in setting the prices for products and establishing the liabilities for obligations for technical provisions and claims.  To the extent that our actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, we may be required to increase our reserves, which may materially adversely affect our results of operations.

Established loss reserves estimates are periodically adjusted in the ordinary course of settlement, using the most current information available to management, and any adjustments resulting from changes in reserve estimates are reflected in current results of operations.  We also conduct reviews of various lines of business to consider the adequacy of reserve levels.  Based on current information available to us and on the basis of our internal procedures, our management considers that these reserves are adequate at year-end fiscal 2007.  However, because the establishment of reserves for loss and loss adjustment expenses is an inherently uncertain process, there can be no assurance that ultimate losses will not materially exceed the established reserves for loss and loss adjustment expenses and have a material adverse effect on our results of operations.

The financial results of our general insurance business could be materially adversely affected by the occurrence of catastrophe.

Portions of our general insurance may cover losses from unpredictable events such as hurricanes, windstorms, monsoons, earthquakes, fires, industrial explosions, floods, riots and other man-made or natural disasters, including acts of terrorism.  The incidence and severity of these catastrophes in any given period are inherently unpredictable.

Although we monitor our overall exposure to catastrophes and other unpredictable events in each geographic region and determine our underwriting limits related to insurance coverage for losses from catastrophic events, we generally seek to reduce our exposure through the purchase of reinsurance, selective underwriting practices and by monitoring risk accumulation.  Claims relating to catastrophes may result in unusually high levels of losses and could have a material adverse effect on our financial position or results of operations.

Actuarial experience and other factors could differ from assumptions made in the calculation of life actuarial reserves.

The assumptions we make in assessing our life insurance reserves may differ from what we experience in the future.  We derive our life insurance reserves using “best estimate” actuarial policies and assumptions.  These assumptions include the assessment of the long-term development of interest rates, investment returns, the allocation of investments between equity, fixed income and other categories, mortality and morbidity rates, policyholder lapses and future expense levels.  We monitor our actual experience of these assumptions and to the extent that we consider that this experience will continue in the longer term, we refine our long-term assumptions.  Changes in any such assumptions may lead to changes in the estimates of life and health insurance reserves.

A determination against us in respect of disputed tax assessments may adversely impact our financial performance.

We have been assessed a significant amount in additional taxes by the government of India’s tax authorities in excess of our provisions.  See “Business – Legal and Regulatory Proceedings”. We have appealed all of these demands. While we expect that no additional liability will arise out of these disputed demands, there can be no assurance that these matters will be settled in our favor or that no further liability will arise out of these demands. Any additional tax liability may adversely impact our financial performance and the price of our equity shares and ADSs.

We are involved in various litigations. Any final judgment awarding material damages against us could have a material adverse impact on our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

We and other group companies, or our or their directors or officers, are often involved in litigations (including civil or criminal) for a variety of reasons, which generally arise because we seek to recover our dues from borrowers or because customers seek claims against us. The majority of these cases arise in the normal course and we believe, based on the facts of the cases and consultation with counsel, that these cases generally do not involve the risk of a material adverse impact on our financial performance or stockholders’ equity. Where we assess that there is a probable risk of loss, it is our policy to make provisions for the loss. However, we do not make provisions or disclosures in our financial statements where our assessment is that the risk is insignificant. See “Business – Legal and Regulatory Proceedings”. We cannot guarantee that the judgments in any of the litigation in which we are involved would be favorable to us and if our assessment of the risk changes, our view on provisions will also change.

If we are not able to integrate any future acquisitions, our business could be disrupted.

We may seek opportunities for growth through acquisitions or be required to undertake mergers mandated by the Reserve Bank of India under its statutory powers. In the past, the Reserve Bank of India has ordered mergers of weak banks with other banks primarily in the interest of depositors of the weak banks.

On April 19, 2007 we received the Reserve Bank of India’s approval for an all-stock amalgamation of The Sangli Bank Limited, or Sangli Bank, an unlisted private sector bank with us. At year-end fiscal 2006, Sangli Bank had over 190 branches and extension counters, total assets of Rs. 21.5 billion (US$ 499 million), total deposits of Rs. 20.0 billion (US$ 465 million), total loans of Rs. 8.9 billion (US$ 206 million) and total capital adequacy of only 1.6%. In fiscal 2006, it incurred a loss of Rs. 0.29 billion (US$ 7 million).

This and any future acquisitions or mergers may involve a number of risks, including deterioration of asset quality, diversion of our management’s attention required to integrate the acquired business and the failure to retain key acquired personnel and clients, leverage synergies or rationalise operations, or develop the skills required for new businesses and markets, or unknown and known liabilities, some or all of which could have an adverse effect on our business.

Our business is very competitive and our growth strategy depends on our ability to compete effectively.

Within the Indian market, we face intense competition from Indian and foreign commercial banks in all our products and services. Foreign banks also operate in India through non-banking finance companies. Further liberalization of the Indian financial sector could lead to a greater presence or new entries of foreign banks offering a wider range of products and services, which would significantly toughen our competitive environment. In addition, the Indian financial sector may experience further consolidation, resulting in fewer banks and financial institutions, some of which may have greater resources than us. The government of India has indicated its support for consolidation among government-owned banks. The Reserve Bank of India has announced a road map for the presence of foreign banks in India that would, after a review in 2009, allow foreign banks to acquire up to a 74.0% shareholding in an Indian private sector bank. See “Business — Competition” and “Overview of the Indian Financial Sector — Commercial Banks — Foreign Banks”. Due to competitive pressures, we may be unable to successfully execute our growth strategy and offer products and services at reasonable returns and this may adversely impact our business.

In our international operations we also face intense competition from the full range of competitors in the financial services industry, both banks and non-banks and both Indian and foreign banks. We remain a small to mid-size player in the international markets and many of our competitors have resources much greater than our own.

Fraud and significant security breaches in our computer system and network infrastructure could adversely impact our business.

Our business operations are based on a high volume of transactions. Although we take adequate measures to safeguard against system-related and other fraud, there can be no assurance that we would be able to prevent fraud. Our reputation could be adversely affected by fraud committed by employees, customers or outsiders. Our rural initiative, our rapid international growth and our expansion to new product lines such as insurance may create additional challenges with respect to managing the risk of frauds due to the increased geographical dispersion and use of intermediaries. For example, during fiscal 2007, we made a provision of Rs. 0.93 billion (US$ 22 million) for losses from frauds pertaining to the warehouse receipt-based financing product for agricultural credit. See “Operating and Financial Review and Prospects―Provisions for Non-performing Assets and Restructured Loans” and “Business―Risk Management—Operational Risk”. Physical or electronic break-ins, security breaches, other disruptive problems caused by our increased use of the Internet or power disruptions could also affect the security of information stored in and transmitted through our computer systems and network infrastructure. Although we have implemented security technology and operational procedures to prevent such occurrences, there can be no assurance that these security measures will be successful. A significant failure in security measures could have a material adverse effect on our business. our future financial performance, our stockholders' equity and the price of our equity shares and ADSs.

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

We, like all financial institutions, are exposed to many types of operational risk, including the risk of fraud or other misconduct by employees or outsiders, unauthorized transactions by employees and third parties (including violation of regulations for prevention of corrupt practices, and other regulations governing our business activities), misreporting or non-reporting with respect to statutory, legal or regulatory reporting and disclosure obligations, or operational errors, including clerical or record keeping errors or errors resulting from faulty computer or telecommunications systems. Our rapid growth, particularly in the rural initiative, international arena and insurance businesses exposes us to additional operational and control risks. The increasing size of our treasury operations, which use automated control and recording systems as well as manual checks and record keeping, exposes us to the risk of errors in control and record keeping. We use direct marketing associates for marketing our retail credit products. We also outsource some functions, like collections, to other agencies. Given our high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. In addition, our dependence upon automated systems to record and process transactions may further increase the risk that technical system flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect. We may also be subject to disruptions of our operating systems, arising from events that are wholly or partially beyond our control (including, for example, computer viruses or electrical or telecommunication outages), which may give rise to a deterioration in customer service and to loss or liability to us. We are further exposed to the risk that external vendors may be unable to fulfill their contractual obligations to us (or will be subject to the same risk of fraud or operational errors by their respective employees as are we), and to the risk that its (or its vendors’) business continuity and data security systems prove not to be sufficiently adequate. We also face the risk that the design of our controls and procedures prove inadequate, or are circumvented, thereby causing delays in detection or errors in information. Although we maintain a system of controls designed to keep operational risk at appropriate levels, like all banks and insurance companies we have suffered losses from operational risk and there can be no assurance that we will not suffer losses from operational risks in the future that may be material in amount, and our reputation could be adversely affected by the occurrence of any such events involving our employees, customers or third parties. For a discussion of how operational risk is managed, see “Business — Risk Management — Operational Risk”.

We are subject to credit, market and liquidity risk which may have an adverse effect on our credit ratings and our cost of funds.

To the extent any of the instruments and strategies we use to hedge or otherwise manage our exposure to market or credit risk are not effective, we may not be able to mitigate effectively our risk exposures in particular market environments or against particular types of risk. Our balance sheet growth will be dependent upon economic conditions, as well as upon our determination to securitize, sell, purchase or syndicate particular loans or loan portfolios. Securitization is an important element of our funding and capital management strategy. The Indian securitization market is still evolving in terms of asset classes, participants and regulations and there can be no assurance of our continuing ability to securitize loan portfolios. In November 2006, CRISIL, an Indian credit rating agency, lowered the rating of a personal loan receivables pool, securitized by us, by two notches due to higher than anticipated utilization of the cash collateral stipulated at the initiation of the transaction. Similarly, syndication of corporate loan exposures is an important part of our strategy and there can be no assurance of the continued availability and growth of the market for Indian corporate loan syndications.

Our trading revenues and interest rate risk are dependent upon our ability to properly identify, and mark to market, changes in the value of financial instruments caused by changes in market prices or rates. Our earnings are dependent upon the effectiveness of our management of migrations in credit quality and risk concentrations, the accuracy of our valuation models and our critical accounting estimates and the adequacy of our allowances for loan losses. To the extent our assessments, assumptions or estimates prove inaccurate or not predictive of actual results, we could suffer higher than anticipated losses. See also “—Further deterioration of our non-performing asset portfolio and an inability to improve our provisioning coverage as a percentage of gross non-performing assets could adversely affect the price of our equity shares and ADSs”. The successful management of credit, market and operational risk is an important consideration in managing our liquidity risk because it affects the evaluation of our credit ratings by rating agencies. Rating agencies may reduce or indicate their intention to reduce the ratings at any time. See also “—Any downgrading of India’s debt rating by an international rating agency could adversely affect our business, our liquidity and the price of our equity shares and ADSs”. The rating agencies can also decide to withdraw their ratings altogether, which may have the same effect as a reduction in our ratings. Any reduction in our ratings (or withdrawal of ratings) may increase our borrowing costs, limit our access to capital markets and adversely affect our ability to sell or market our products, engage in business transactions, particularly longer-term and derivatives transactions, or retain our customers. This, in turn, could reduce our liquidity and negatively impact our operating results and financial condition. For more information relating to our ratings, see “Business — Risk Management — Quantitative and Qualitative Disclosures About Market Risk — Liquidity Risk”.

We depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information furnished to us by or on behalf of customers and counterparties, including financial statements and other financial information. We may also rely on certain representations as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit, we may assume that a customer’s audited financial statements conform with generally accepted accounting principles and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our financial condition and results of operations could be negatively affected by relying on financial statements that do not comply with generally accepted accounting principles or other information that is materially misleading.

Any inability to attract and retain talented professionals may adversely impact our business.

Our business is growing more complex with both product line expansion into the insurance area and geographic expansion internationally and via the rural initiatives.  This complexity is happening at the same time as a developing shortage of skilled management talent both at the highest levels and among middle management and young professionals in India due to the rapid growth and globalization of the Indian economy. Our continued success depends in part on the continued service of key members of our management team and our ability to continue to attract, train, motivate and retain highly qualified professionals is a key element of our strategy and we believe it to be a significant source of competitive advantage. The successful implementation of our growth strategy depends on the availability of skilled management, both at our head office and at each of our business units and international locations and on our ability to attract and train young professionals.  If we or one of our business units or other functions fail to staff their operations appropriately, or lose one or more of our key senior executives or qualified young professionals and fail to replace them in a satisfactory and timely manner, our business, financial condition and results of operations, including our control and operational risks, may be adversely affected.  Likewise, if we fail to attract and appropriately train, motivate and retain young professionals or other talent, our business may likewise be affected.  See “Business — Employees”.

If we are required to change our accounting policies with respect to the expensing of stock options, our earnings could be adversely affected.

Under Indian GAAP, we currently deduct the expense for employee stock option grants from our income based on the intrinsic value method and not on the fair value method. Had compensation costs for our employee stock options been determined in a manner consistent with the fair value approach, our profit after tax for fiscal 2007 as reported would have been reduced to the pro forma amount of Rs. 26.7 billion (US$ 620 million) from Rs. 27.6 billion (US$ 641 million) and for fiscal 2006 to Rs. 23.7 billion (US$ 550 million) from Rs. 24.2 billion (US$ 562 million).

We are exposed to fluctuations in foreign exchange rates.

As a financial intermediary we are exposed to exchange rate risk. See “Business — Risk Management — Quantitative and Qualitative Disclosures About Market Risk — Exchange Rate Risk”. Adverse movements and volatility in foreign exchange rates may adversely affect our borrowers, the quality of our exposure to our borrowers and our business.

Risks Relating to the ADSs and Equity Shares

You will not be able to vote your ADSs and your ability to withdraw equity shares from the depositary facility is uncertain and may be subject to delays.

Our ADS holders have no voting rights unlike holders of our equity shares who have voting rights. For certain information regarding the voting rights of the equity shares underlying our ADSs, see “Business – Shareholding Structure and Relationship with the Government of India”. If you wish, you may withdraw the equity shares underlying your ADSs and seek to exercise your voting rights under the equity shares you obtain from the withdrawal. However, for foreign investors, this withdrawal process may be subject to delays and is subject to a cap of 49% on the total shareholding of foreign institutional investors and non-resident Indians in us. For a discussion of the legal restrictions triggered by a withdrawal of the equity shares from the depositary facility upon surrender of ADSs, see “Restriction on Foreign Ownership of Indian Securities”.

Your ability to sell in India any equity shares withdrawn from the depositary facility, the conversion of rupee proceeds from such sale into a foreign currency and the repatriation of such foreign currency may be subject to delays if specific approval of the Reserve Bank of India is required.

ADS holders seeking to sell in India any equity shares withdrawn upon surrender of ADSs, convert the rupee proceeds from such sale into a foreign currency or repatriate such foreign currency may need the Reserve Bank of India’s approval for each such transaction. See “Restriction on Foreign Ownership of Indian Securities”. We cannot guarantee that any such approval will be obtained in a timely manner or at terms favorable to the investor. Because of possible delays in obtaining the requisite approvals, investors in equity shares may be prevented from realizing gains during periods of price increases or limiting losses during periods of price declines.

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

Life Insurance Corporation of India and General Insurance Corporation of India, each of which is directly or indirectly controlled by the Indian government, are among our principal shareholders. Our other large shareholders include Allamanda Investments Pte. Limited, a subsidiary of Temasek Holdings Pte. Limited, the Government of Singapore, Crown Capital Limited, CLSA Merchant Bankers Limited and Bajaj Auto Limited, an Indian private sector company. See “Business – Shareholding Structure and Relationship with the Government of India”. Any substantial sale of our equity shares by these or other large shareholders could adversely affect the price of our equity shares and ADSs.

Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs.

The Indian securities markets are smaller and more volatile than securities markets in developed economies. In the past, the Indian stock exchanges have experienced high volatility and other problems that have affected the market price and liquidity of the listed securities, including temporary exchange closures, broker defaults, settlement delays and strikes by brokers. In March 1995, the Bombay Stock Exchange (the “BSE”), was closed for three days following a default by a broker. In March 2001, the BSE dropped 667 points or 15.6% and there were also rumors of insider trading in the BSE leading to the resignation of the BSE president and several other members of the governing board. In the same month, the Kolkata Stock Exchange suffered a payment crisis when several brokers defaulted and the exchange invoked guarantees provided by various Indian banks. In April 2003, the decline in the price of the equity shares of a leading Indian software company created volatility in the Indian stock markets and created temporary concerns regarding our exposure to the equity markets. On May 17, 2004, the BSE Sensex fell by 565 points from 5,070 to 4,505, creating temporary concerns regarding our exposure to the equity markets. Both the BSE and the National Stock Exchange (the “NSE”) halted trading on the exchanges on May 17, 2004 in view of the sharp fall in prices of securities. The Indian securities markets experienced rapid appreciation during fiscal 2006 but underwent a sharp correction in May 2006. The markets experienced a recovery thereafter but have experienced periods of volatility. Further, from time to time, disputes have arisen between listed companies and stock exchanges and other regulatory bodies, which in some cases had a negative effect on market sentiment. In recent years, there have been changes in laws and regulations for the taxation of dividend income, which have impacted the Indian equity capital markets. See “Dividends”. Similar problems or changes in the future could adversely affect the market price and liquidity of our equity shares and ADSs.

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

ADSs issued by companies in certain emerging markets, including India, may trade at a discount or a premium to the underlying equity shares, in part because of the restrictions on foreign ownership of the underlying equity shares. See “Restriction on Foreign Ownership of Indian Securities”. Historically, our ADSs have generally traded at a small premium to the trading price of our underlying equity shares on the Indian stock exchanges. See “Market Price Information”. We believe that this price premium resulted from the limited portion of our market capitalization represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs and an apparent preference among some investors to trade dollar-denominated securities. In fiscal 2006, we conducted a US$ 498 million offering of ADSs which increased the number of outstanding ADSs and we may conduct similar offerings in the future. Also, over time, some of the restrictions on the issuance of ADSs imposed by Indian law have been relaxed. As a result, any premium enjoyed by the ADSs as compared to the equity shares may be reduced or eliminated as a result of offerings made or sponsored by us, changes in Indian law permitting further conversion of equity shares into ADSs or a change in investor preferences.

Your holdings may be diluted by additional issuances of equity and any dilution may adversely affect the market price of our equity shares and ADSs.

We propose to conduct a capital raising exercise comprising a public offering in India and an ADS offering aggregating Rs. 201.25 billion (US$ 4.7 billion). This capital raising exercise will result in a dilution of your shareholding. We may conduct additional equity offerings to fund the growth of our business, including our international operations, our insurance business or our other subsidiaries. In addition, up to 5.0% of our issued equity shares from time to time, may be granted in accordance with our Employee Stock Option Scheme. Any future issuance of equity shares or ADSs or exercise of employee stock options would dilute the positions of investors in equity shares and ADSs and could adversely affect the market price of our equity shares and ADSs.

You may be unable to exercise preemptive rights available to other shareholders.

A company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless these rights have been waived by at least 75.0% of the company’s shareholders present and voting at a shareholders’ general meeting. US investors in ADSs may be unable to exercise these preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any such registration as well as the perceived benefits of enabling US investors in ADSs to exercise their preemptive rights and any other factors we consider appropriate at such time. To the extent that investors in ADSs are unable to exercise preemptive rights, their proportional ownership interests in us would be reduced.

Because the equity shares underlying the ADSs are quoted in rupees in India, you may be subject to potential losses arising out of exchange rate risk on the Indian rupee.

Investors who purchase ADSs are required to pay for the ADSs in US dollars and are subject to currency fluctuation risk and convertibility risks since the equity shares underlying the ADSs are quoted in rupees on the Indian stock exchanges on which they are listed. Dividends on the equity shares will also be paid in rupees and then converted into US dollars for distribution to ADS investors. Investors who seek to convert the rupee proceeds of a sale of equity shares withdrawn upon surrender of ADSs into foreign currency and repatriate the foreign currency may need to obtain the approval of the Reserve Bank of India for each such transaction. See also “–Your ability to sell in India any equity shares withdrawn from the depositary facility, the conversion of rupee proceeds from such sale into a foreign currency and the repatriation of such foreign currency may be subject to delays if specific approval of the Reserve Bank of India is required” and “Exchange Rates”.

You may be subject to Indian taxes arising out of capital gains.

Generally, capital gains, whether short-term or long-term, arising on the sale of the underlying equity shares in India are subject to Indian capital gains tax. Investors are advised to consult their own tax advisers and to carefully consider the potential tax consequences of an investment in the ADSs. See “Taxation – Indian Tax”.

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

BUSINESS

Overview

We offer products and services in the areas of commercial banking to retail and corporate customers (both domestic and international), treasury and investment banking and other products like insurance and asset management. In fiscal 2007, we made a net profit of Rs. 27.6 billion (US$ 640 million) compared to a net profit of Rs. 24.2 billion (US$ 562 million) in fiscal 2006. At year-end fiscal 2007, we had assets of Rs. 3,943.3 billion (US$ 91.5 billion) and a net worth of Rs. 239.6 billion (US$ 5.6 billion). At year-end fiscal 2007, ICICI Bank was the second-largest bank in India and the largest bank in the private sector in terms of total assets. At May 15, 2007, ICICI Bank had the largest market capitalisation among all banks in India.

Our commercial banking operations for retail customers consist of retail lending and deposits, private banking, distribution of third party investment products and other fee-based products and services, as well as issuance of unsecured redeemable bonds. We provide a range of commercial banking and project finance products and services, including loan products, fee and commission-based products and services, deposits and foreign exchange and derivatives products to India’s leading corporations, growth-oriented middle market companies and small and medium enterprises. In addition to foreign exchange and derivatives products for our customers, our treasury operations include maintenance and management of regulatory reserves and proprietary trading in equity and fixed income. We also offer agricultural and rural banking products. ICICI Securities and ICICI Securities Primary Dealership are engaged in equity underwriting and brokerage and primary dealership in government securities respectively. ICICI Securities owns ICICIDirect.com, an online brokerage platform. Our venture capital and private equity fund management subsidiary, ICICI Venture Funds Management Company manages funds. We provide a wide range of life and general insurance and asset management products and services, respectively, through our subsidiaries ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited and ICICI Prudential Asset Management Company Limited. According to data published by the Insurance Regulatory and Development Authority of India, ICICI Prudential Life Insurance Company had a retail market share of about 28% in new business written (on weighted received premium basis) by private sector life insurance companies and about 9.9% in new business written (on weighted received premium basis) by all life insurance companies in India during fiscal 2007. According to data published by the Insurance Regulatory and Development Authority of India, ICICI Lombard General Insurance Company Limited had a market share of about 34% in gross written premium among the private sector general insurance companies and 12% among all general insurance companies in India during fiscal 2007. ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company were the market leaders among private sector life and general insurance companies respectively in fiscal 2007. According to data published by the Association of Mutual Funds in India, ICICI Prudential Asset Management Company Limited was among the top two mutual funds in India in terms of total funds under management at April 30, 2007 with a market share of over 12%. We cross-sell the products of our insurance and asset management subsidiaries to our customers.

We believe that the international markets present a growth opportunity and have, therefore, expanded the range of our commercial banking products to international customers. We currently have subsidiaries in the United Kingdom, Canada and Russia, branches in Singapore, Dubai, Sri Lanka, Hong Kong, Bahrain and Qatar and representative offices in the United States, China, United Arab Emirates, Bangladesh, South Africa, Malaysia, Thailand and Indonesia. Our subsidiary in the United Kingdom has established a branch in Antwerp, Belgium and has received regulatory approvals to establish a branch in Frankfurt, Germany.

We deliver our products and services through a variety of channels, ranging from bank branches and ATMs to call centers and the Internet. At year-end fiscal 2007, we had a network of 710 branches, 45 extension counters and 3,271 ATMs across several Indian states. The Sangli Bank Limited, an unlisted private sector bank with over 190 branches and extension counters merged with us effective April 19, 2007.

ICICI Bank’s legal name is ICICI Bank Limited but we are known commercially as ICICI Bank. ICICI Bank was incorporated on January 5, 1994 under the laws of India as a limited liability corporation. The duration of ICICI Bank is unlimited. Our principal corporate office is located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400051, India, our telephone number is +91 22 2653 1414 and our website address is www.icicibank.com. The contents of our website are not incorporated in this annual report. Our agent for services of process in the United States is Mr. G.V.S Ramesh, Joint General Manager, ICICI Bank Limited, New York Representative Office, 500 Fifth Avenue, Suite 2830, New York, New York 10110.

History

ICICI was formed in 1955 at the initiative of the World Bank, the government of India and Indian industry representatives. The principal objective was to create a development financial institution for providing medium-term and long-term project financing to Indian businesses. Until the late 1980s, ICICI primarily focused its activities on project finance, providing long-term funds to a variety of industrial projects. With the liberalization of the financial sector in India in the 1990s, ICICI transformed its business from a development financial institution offering only project finance to a diversified financial services provider that, along with its subsidiaries and other group companies, offered a wide variety of products and services. As India’s economy became more market-oriented and integrated with the world economy, ICICI capitalized on the new opportunities to provide a wider range of financial products and services to a broader spectrum of clients.

ICICI Bank was incorporated in 1994 as a part of the ICICI group. ICICI Bank’s initial equity capital was contributed 75.0% by ICICI and 25.0% by SCICI Limited, a diversified finance and shipping finance lender of which ICICI owned 19.9% at December 1996. Pursuant to the merger of SCICI into ICICI, ICICI Bank became a wholly-owned subsidiary of ICICI. ICICI's holding in ICICI Bank reduced due to additional capital raising by ICICI Bank and sale of shares by ICICI, pursuant to the requirement stipulated by the Reserve Bank of India that ICICI dilute its ownership of ICICI Bank. Effective March 10, 2001, ICICI Bank acquired Bank of Madura, an old private sector bank, in an all-stock merger.

The issue of universal banking, which in the Indian context means conversion of long-term lending institutions such as ICICI into commercial banks, had been discussed at length over the past several years. Conversion into a bank offered ICICI the ability to accept low-cost demand deposits and offer a wider range of products and services, and greater opportunities for earning non-fund based income in the form of banking fees and commissions. ICICI Bank also considered various strategic alternatives in the context of the emerging competitive scenario in the Indian banking industry. ICICI Bank identified a large capital base and size and scale of operations as key success factors in the Indian banking industry. In view of the benefits of transformation into a bank and the Reserve Bank of India’s pronouncements on universal banking, ICICI and ICICI Bank decided to merge.

At the time of the merger, both ICICI Bank and ICICI were publicly listed in India and on the New York Stock Exchange. The amalgamation was approved by each of the boards of directors of ICICI, ICICI Personal Financial Services, ICICI Capital Services and ICICI Bank at their respective board meetings held on October 25, 2001. The amalgamation was approved by ICICI Bank’s and ICICI’s shareholders at their extraordinary general meetings held on January 25, 2002 and January 30, 2002, respectively. The amalgamation was sanctioned by the High Court of Gujarat at Ahmedabad on March 7, 2002 and by the High Court of Judicature at Bombay on April 11, 2002. The amalgamation was approved by the Reserve Bank India on April 26, 2002. The amalgamation became effective on May 3, 2002. The date of the amalgamation for accounting purposes under Indian GAAP was March 30, 2002.

Shareholding Structure and Relationship with the Government of India

The following table sets forth, at June 8, 2007, certain information regarding the ownership of our equity shares.

	Percentage of total equity shares outstanding	Number of equity shares held
Government-controlled shareholders:
Life Insurance Corporation of India	7.63	68,877,253
General Insurance Corporation of India and government-owned general insurance companies	3.86	34,915,794
Other government-controlled institutions, corporations and banks	0.62	5,529,247
Total government-controlled shareholders	12.11	109,322,294

Other Indian investors:
Individual domestic investors (1) (2)	6.55	59,169,907
Indian corporates and others (1) (2)	5.62	50,753,862
Mutual funds and banks (other than government-controlled banks)	4.59	41,384,714
Total other Indian investors	16.76	151,308,483
Total Indian investors	28.87	260,630,777

Foreign investors:
Deutsche Bank Trust Company Americas, as depositary	24.95	225,255,320
Allamanda Investments Pte Limited	7.34	66,234,627
Other foreign institutional investors, foreign banks, overseas corporate bodies and non-resident Indians (excluding Allamanda Investments Pte Limited)(1)(2)	38.84	350,736,657
Total foreign investors	71.13	642,226,604
Total	100.00	902,857,381

(1)	Executive officers and directors as a group held about 0.5% of the equity shares as of this date.

(2)	No single shareholder in this group owned 5.0% or more of ICICI Bank’s equity shares as of this date.

In April 2004, we issued 115,920,758 equity shares to foreign and domestic institutional investors and domestic retail investors at a price of Rs. 280 (US$ 6.50) per share, totaling Rs. 32.5 billion (US$ 754 million). In March 2005, we sponsored an offering of ADSs by our shareholders, resulting in the issuance of 20,685,750 ADSs representing 41,371,500 equity shares sold by our equity shareholders, at a price of US$ 21.11 per ADS, aggregating approximately US$ 437 million. The proceeds of the offering, net of expenses, were distributed to the selling shareholders. In December 2005, we concluded a capital raising exercise issuing 148,204,556 equity shares, raising a total of Rs. 80.0 billion (US$ 1.9 billion) through the first simultaneous public issue in India and ADS issue in the United States, with a Public Offering Without Listing of ADSs in Japan. The issue was priced at Rs. 498.75 (US$ 11.57) per share for retail investors in India, Rs. 525 (US$ 12.18) per share for other investors in the Indian offering and US$ 26.75 per ADS for ADS issue in the United States.

The holding of government-controlled shareholders was 12.11% at June 8, 2007 against 13.31% at June 9, 2006 and 15.83% at June 10, 2005. The holding of Life Insurance Corporation of India was 7.63% at June 8, 2007 against 8.22% at June 9, 2006 and 9.86% at June 10, 2005.

We operate as an autonomous and commercial enterprise, making decisions and pursuing strategies that are designed to maximize shareholder value, and the Indian government has never directly held any of our shares. We are not aware of or a party to any shareholders’ agreement or voting trust relating to the ownership of the shares held by the government-controlled shareholders. We do not have any agreement with our government-controlled shareholders regarding management control, voting rights, anti-dilution or any other matter. Our Articles of Association provide that the government of India is entitled, pursuant to the provisions of guarantee agreements between the government of India and ICICI, to appoint a representative to our board. The government of India has appointed one representative to our board. We have invited a representative of each of the government-controlled insurance companies that are among our principal institutional shareholders, Life Insurance Corporation of India and General Insurance Corporation of India to join our board. Mr. T. S. Vijayan, Chairman of Life Insurance Corporation of India was appointed as a director effective April 30, 2005. Mr. R. K. Joshi the then Chairman-cum-Managing Director of General Insurance Corporation of India was appointed as a director effective October 13, 2005. Mr. Joshi has retired as Chairman-cum-Managing Director of General Insurance Corporation of India effective May 1, 2007. See “Management — Directors and Executive Officers” for a discussion of the composition of our board of directors.

The holding of other Indian investors was 16.76% at June 8, 2007 against 13.90% at June 9, 2006 and 11.40% at June 10, 2005. The total holding of Indian investors was 28.87% at June 8, 2007 against 27.21% at June 9, 2006 and 27.23% at June 10, 2005. The holding of foreign investors was 71.13% at June 8, 2007 against 72.79% at June 9, 2006 and 72.77% at June 10, 2005. See “Supervision and Regulation — Reserve Bank of India Regulations — Ownership Restrictions”.

Deutsche Bank Trust Company Americas holds the equity shares represented by 112.63 million ADSs outstanding, as depositary on behalf of the holders of the ADSs. The ADSs are listed on the New York Stock Exchange. The depository has the right to vote on the equity shares represented by the ADSs, as directed by our board of directors. Under the Indian Banking Regulation Act, no person holding shares in a banking company can exercise more than 10.0% of the total voting power. This means that Deutsche Bank Trust Company Americas (as depositary), which held of record approximately 24.95% of our equity shares as of June 8, 2007 against 26.76% as of June 9, 2006 and 27.28% at June 10, 2005, could only vote 10.0% of our equity shares, in accordance with the directions of our board of directors. See “Overview of the Indian Financial Sector — Recent Structural Reforms — Proposed Amendments to the Banking Regulation Act”. Except as stated above, no shareholder has differential voting rights.

Strategy

Our objective is to enhance our position as a premier provider of banking and other financial services in India and to leverage our competencies in financial services and technology to develop an international business franchise.

The key elements of our business strategy are to:

•	focus on quality growth opportunities by:

•	maintaining and enhancing our strong retail franchise;

•	maintaining and enhancing our strong corporate franchise;

•	building an international presence;

•	building a rural banking franchise; and

•	strengthening our insurance and asset management businesses.

•	emphasize conservative risk management practices and enhance asset quality;

•	use technology for competitive advantage; and

•	attract and retain talented professionals.

Overview of ICICI Bank's Products and Services

We offer a variety of financial products and services in the areas of commercial banking, investment banking and insurance.

Commercial Banking for Retail Customers

With upward migration of household income levels, affordability and availability of retail finance and acceptance of the use of credit to finance purchases, retail credit has emerged as a rapidly growing opportunity for banks that have the necessary skills and infrastructure to succeed in this business. While recent increases in interest  rates and asset prices as well as a larger base of retail credit have resulted in moderation in growth rates, we believe that the Indian retail financial services market has the potential for sustained growth. The key dimensions of our retail strategy are a wide range of products, customer convenience, wide distribution, strong processes and prudent risk management. Cross-selling of the entire range of credit and investment products and banking services to our customers is a critical aspect of our retail strategy.

Our commercial banking operations for retail customers consist of retail lending and deposits, credit cards, depositary share accounts, distribution of third-party investment and insurance products, other fee-based products and services and issuance of unsecured redeemable bonds.

Retail Lending Activities

We offer a range of retail asset products, including home loans, automobile loans, commercial business loans (including primarily commercial vehicle loans), two wheeler loans, personal loans, credit cards, loans against time deposits and loans against securities. We also fund dealers who sell automobiles, two wheelers, consumer durables and commercial vehicles. We have capitalized on the growing retail opportunity in India and believe that we have emerged as a market leader in retail credit, with an outstanding retail finance portfolio of Rs. 1,364.5 billion (US$ 31.7 billion) at year-end fiscal 2007. Our retail asset products are generally fixed rate products repayable in equal monthly installments with the exception of our floating rate home loan portfolio, where any change in the benchmark rate to which the rate of interest on the loan is referenced is passed on to the borrower on the first day of the succeeding quarter or month, as applicable. Any decrease in the rate of interest payable on floating rate home loans is effected by an acceleration of the repayment schedule, keeping the monthly installment amount unchanged. Any increase in the rate of interest payable on floating rate home loans is effected first by a prolongation of the repayment schedule, keeping the monthly installment amount unchanged, and based on certain criteria, by changing the monthly installment amount.  See also “Risk Factors – Risks Relating to Our Business – Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”.

The following table sets forth, at the dates indicated, the composition of ICICI Bank's gross (net of write-offs) retail finance portfolio.

	At year-end fiscal 2006		At year-end fiscal 2007
	Rs. (in billion)	US$ (in million)	Rs. (in billion)	US$ (in million)
Home loans(1)	Rs. 505.1	US$. 11,720	Rs. 703.5	US$ 16,323
Automobile loans	188.7	4,379	191.9	4,453
Commercial business	120.5	2,796	202.2	4,691
Personal loans	61.1	1,418	125.3	2,906
Credit card receivables	35.4	822	60.8	1,411
Two wheeler loans	21.0	487	23.3	540
Others(2)	49.7	1,152	57.5	1,334
Total	981.6	22,774	1,364.5	31,658

(1)	Includes developer financing (Rs. 45.9 billion (US$ 1,065 million) at year-end fiscal 2007).

(2)	Includes dealer funding (Rs. 33.2 billion (US$ 770 million) at year-end fiscal 2007).

The proportion of retail loans and credit card receivables in the total retail portfolio increased from 9.8% at year-end fiscal 2006 to 13.6% at year-end fiscal 2007.

Lending to Small Enterprises

We are seeking to extend our reach to the growing small enterprises sector through segmented offerings. We provide supply chain financing, including financing of selected customers of our corporate clients. We also provide financing on a cluster-based approach that is financing of small enterprises that have a homogeneous profile such as apparel manufacturers, auto ancillaries, pharmaceuticals and gems & jewellery. We have launched smart business loans to meet the working capital needs of small businesses. We also provide term loans to small businesses for a period of upto 36 months. The funding under this facility is unsecured and the loan amount varies from Rs. 0.2 million (US$ 4,640) to Rs. 2.5 million (US$ 58,005) per customer.

Retail Deposits

Our retail deposit products include time deposits and savings accounts. We also offer targeted products to specific customer segments such as high net worth individuals, defense personnel, trusts and businessmen, and have corporate salary account products. During fiscal 2007, we launched special term deposit products for periods of 390, 590 and 890 days. Further, we offer an international debit card in association with VISA International. At year-end fiscal 2007, we had a debit card base of about 10.0 million cards. We offer current account products to our small and medium enterprise customers.

For a description of the Reserve Bank of India’s regulations applicable to deposits in India and required deposit insurance, see “Regulations and Policies - Regulations Relating to Deposits” and “Regulations and Policies — Deposit Insurance”. For more information on the type, cost and maturity profile of our deposits, see “-Funding”.

Bond Issues

We offer retail liability products in the form of a variety of unsecured redeemable bonds. The Reserve Bank of India has prescribed limits for issuance of bonds by banks. During fiscal 2007, we did not issue any bonds to retail investors. While we expect that deposits will continue to be our primary source of funding, we may conduct bond issues in the future.

Other Fee-Based Products and Services

Through our distribution network, we offer government of India savings bonds, insurance policies from ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company and distribute public offerings of equity shares by Indian companies. We also offer a variety of mutual fund products from ICICI Prudential Asset Management Company and other select mutual funds. We also levy services charges on deposit accounts. We offer fee-based products and services including foreign exchange products, documentary credits and guarantees to small and medium enterprises.

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

Commercial Banking for Corporate Customers

We provide a range of commercial banking products and services to India’s leading corporations and growth-oriented middle market companies, including loan products, fee and commission-based products and services, deposits and foreign exchange and derivatives products. We serve our corporate clients through two corporate relationship groups, the Global Clients Group and the Major Clients Group. The Global Investment Banking Group and the Global Project Finance Group focus on origination and execution of investment banking and project finance mandates. The Transaction Banking Group focuses on transaction banking and product development and sales. The Global Markets Group provides foreign exchange and other treasury products to corporate as well as small enterprise clients.

Corporate Loan Portfolio

Our corporate loan portfolio consists of project and corporate finance (including structured finance and cross border acquisition financing) and working capital financing. For further details on our loan portfolio, see “—Loan

Portfolio—Loan Concentration”. For a description of our credit rating and approval system, see “—Risk Management—Credit Risk—Credit Risk Assessment Procedures for Corporate Loans”.

Our project finance business consists principally of extending medium-term and long-term rupee and foreign currency loans to the manufacturing and infrastructure sectors. We also provide financing by way of investment in marketable instruments such as fixed rate and floating rate debentures. We generally have a security interest and first charge on the fixed assets of the borrower. We also focus on the application of securitization techniques to credit enhance our traditional lending products.

Our working capital financing consists mainly of cash credit facilities and bill discounting. For more details on our credit risk procedures, see “-Risk Management - Credit Risk”.

Fee and Commission-Based Activities

We generate fee income from our syndication, securitization and project financing activities. We seek to leverage our project financing and structuring and our relationships with companies and financial institutions and banks to earn fee incomes from structuring and syndication. We also seek to leverage our international presence to earn fee income from structuring and financing of overseas acquisitions by Indian companies.

We offer our corporate customers a wide variety of fee and commission-based products and services including documentary credits and standby letters of credit (called guarantees in India).

We also offer cash management services (such as collection, payment and remittance services), escrow, trust and retention account facilities, online payment facilities, custodial services and tax collection services on behalf of the government of India and the governments of Indian states. We also offer custodial services to clients. At year-end fiscal 2007, total assets held in custody on behalf of our clients (mainly foreign institutional investors, offshore funds, overseas corporate bodies and depositary banks for GDR investors) were Rs. 910.5 billion (US$ 21.1 billion). As a registered depositary participant of National Securities Depository Limited and Central Depository Services (India) Limited, the two securities depositaries operating in India, we also provide electronic depositary facilities to investors.

Corporate Deposits

We offer a variety of deposit products to our corporate customers including current accounts, time deposits and certificates of deposits. For more information on the type, cost and maturity profile of our deposits, see “ - Funding”.

Foreign Exchange and Derivatives

We provide customer specific products and services which cater to risk hedging needs of corporates at domestic and international locations, arising out of currency and interest rate fluctuations. Our Global Markets Group designs these products and covers the risk in the inter-bank market.

The products and services offered include:

Foreign exchange products

These products include spot, cash and forward transactions which enable customers to hedge the risks arising out of currency rate fluctuation based on their underlying exposure in a particular currency. These products are offered without any value restrictions. We provide remittance facility to retail customers.

Foreign exchange and interest rate derivatives

These include products like options and swaps, which are derived from the foreign exchange market or the interest rate market. They are tailor made products designed to meet specific risk hedging requirements of the customer.

Bullion and commodities

We deal in precious metals and offer various products to customers like sale on spot or consignment basis, gold forwards for price risk hedging, gold loans and import of coins for sale through retail branches.

Our risk management products are offered to clients and fulfill the internal guidelines as set by the management.
We also hedge our own exchange rate and commodity risk related to these products from banking counterparties.
We earn fee income on these products and services from our customers.

Our international branches and banking subsidiaries invest in credit derivatives, including credit default swaps , credit linked notes and collateralized debt obligations. At year-end fiscal 2007, the outstanding investment in credit derivatives comprised Rs. 31,507 million (US$ 731 million) in funded instruments and Rs. 60,400 million (US$ 1,401 million) of notional principal amount in unfunded instruments. The exposures through these derivatives are governed by investment policies which lay down the position limits and other risk limits.

Commercial Banking for Rural and Agricultural Customers

We believe that rural India offers a major growth opportunity for financial services and have identified this as a key focus area. The Reserve Bank of India’s directed lending norms require us to lend a portion of our advances to the rural and agricultural sector. See “ – Loan Portfolio – Directed Lending”. Rural banking presents significant challenges in terms of geographical coverage and high unit transaction costs. See also “Risk Factors—Risks Relating to our Business— Our rapid retail expansion in India and our rural initiative expose us to increased risks that may adversely affect our business.”. Our rural banking strategy seeks to adopt a holistic approach to the financial needs of various segments of the rural population, by delivering a comprehensive product suite encompassing credit, transaction banking, deposit, investment and insurance. We provide corporate banking products and services to corporate clients engaged in agriculture-linked businesses. We are seeking to grow our rural individual and household lending portfolio by developing and scaling up credit products to various segments of the rural population, whether engaged in agriculture or other economic activity. Our rural credit products for individuals and households include loans to farmers for cultivation, post-harvest financing against warehouse receipts, loans for purchase of tractors, working capital for trading and small enterprises, loans against jewellery and micro-finance loans for various purposes. We are seeking to roll-out our rural strategy and reach out to rural customers through partnerships with micro-finance institutions and companies active in rural areas. Our rural delivery channels include branches, micro-finance institution partners, third-party kiosks and franchisees. See also “—Competition”.

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

Many of the commercial banking products that we offer to international customers, such as trade finance and letters of credit, are similar to the products offered to our corporate customers in India. Some of the products and services offered by ICICI Bank that are unique to international customers are:

•
Money2India: an Internet-based wire transfer remittance facility.  We are a large player in the Indian remittance market. According to Reserve Bank of India data, the aggregate private transfers to and from India during fiscal 2006 were US$ 24.6 billion. For easy transfer of funds to India, we offer a suite of online as well as offline money transfer products featured on our website www.money2India.com. These speedy, cost effective and convenient products enable non-resident Indians to send money to any bank at over 18,000 locations in India. During the nine months ended December 31, 2006, we had a market share of over 25.0% in all inward remittances to India.

•	TradeWay: an Internet-based documentary collection product to provide correspondent banks access to real-time on line information on the status of their export bills collections routed through us.

•	Remittance Tracker: an Internet-based application that allows a correspondent bank to query on the status of their payment instructions and also to get various information reports online.

•	Offshore banking deposits: multi-currency deposit products in US dollar, pound sterling and euro.

•	Foreign currency non-resident deposits: deposits offered in four main currencies—US dollar, pound sterling, euro and yen.

•	Non-resident external fixed deposits: deposits maintained in Indian rupees.

•	Non-resident external savings account: savings accounts maintained in Indian rupees.

•	Non-resident ordinary savings accounts and non-resident ordinary fixed deposits.

Our organization structure for international operations comprises the International Retail Banking Group, the International Financial Institutions Group and the geographic regions of Europe, North America and Russia; the Middle-East and Africa; and Asia. The International Retail Banking Group is jointly responsible with the three regions for retail banking products and services across markets. It focuses primarily on non-resident Indians and direct banking currently. Through branches and subsidiaries in the three geographic regions we also deliver products and services to our corporate clients. We leverage our international presence to offer debt financing and other services to our corporate customers. We currently have subsidiaries in the United Kingdom, Canada and Russia, branches in Singapore, Dubai International Finance Centre, Sri Lanka, Hong Kong, Qatar and Bahrain and representative offices in the United States, China, United Arab Emirates, Bangladesh, South Africa, Thailand, Indonesia and Malaysia. Our subsidiaries in the United Kingdom, Canada and Russia offer local banking products and services in those countries. Our subsidiary in the United Kingdom has established a branch in Antwerp, Belgium and has received regulatory approvals to establish a branch in Frankfurt, Germany. In Canada and the United Kingdom, we have also launched direct banking offerings using the Internet as the access channel.

Delivery Channels

We deliver our products and services through a variety of channels, ranging from traditional bank branches to ATMs, call centers and the Internet. We also have direct marketing agents or associates, who deliver our retail credit products. These agents help us achieve deeper penetration by offering doorstep service to the customer.

At year-end fiscal 2007, we had a network of 710 branches and 45 extension counters across several Indian states. Extension counters are small offices primarily within office buildings or on factory premises that provide commercial banking services.

As a part of its branch licensing conditions, the Reserve Bank of India has stipulated that at least 25.0% of our branches must be located in semi-urban and rural areas. The following table sets forth the number of branches broken down by area at year-end fiscal 2007.

	At March 31, 2007
	Number of branches and extension counters	% of total
Metropolitan/urban	478	63%
Semi-urban/rural	277	37%
Total branches and extension counters[1]	755	100.0%

Pursuant to the amalgamation of Sangli Bank with us effective April 19, 2007 our branch network has increased by over 190 branches and extension counters.

At year-end fiscal 2007, we had 3,271 ATMs, of which 1,150 were located at our branches and extension counters. Through our website www.icicibank.com, we offer our customers online access to account information and payment and fund transfer facilities. We provide Internet banking services to our corporate clients through ICICI e-business, a finance portal which is the single point web-based interface for all our corporate clients. We provide telephone banking services through our call center. At year-end fiscal 2007, our call center had over 4,400 workstations in India. We offer mobile phone banking services to our customers using any cellular telephone service operator in India.

Investment Banking

Our investment banking operations principally consist of our treasury operations and the operations of ICICI Securities Primary Dealership Limited and ICICI Securities Limited.

Treasury

Through our treasury operations at domestic and foreign locations, we seek to manage our balance sheet, including the maintenance of required regulatory reserves, and to optimize profits from our trading portfolio by taking advantage of market opportunities. Our domestic trading and securities portfolio includes our regulatory reserve portfolio, as there is no restriction on active management of our regulatory reserve portfolio. Our treasury operations include a range of products and services for corporate customers, such as forward contracts and interest rate and currency swaps, and foreign exchange products and services. See “ – Commercial Banking for Corporate Customers – Foreign Exchange and Derivatives”

Our domestic treasury undertakes liquidity management by seeking to maintain an optimum level of liquidity and complying with the cash reserve ratio requirement. The objective is to ensure the smooth functioning of all our branches and at the same time avoid holding excessive cash. We maintain a balance between interest-earning liquid assets and cash to optimize earnings and undertake reserve management by maintaining statutory reserves, including the cash reserve ratio and the statutory liquidity ratio. Under the Reserve Bank of India’s statutory liquidity ratio requirement, ICICI Bank is required to maintain a minimum of 25.0% of its net demand and time liabilities by way of approved securities, such as government of India securities and state government securities. See “Supervision and Regulation – Legal Reserve Requirements – Statutory Liquidity Ratio.”  ICICI Bank maintains the statutory liquidity ratio through a portfolio of government of India securities that it actively manages to optimize the yield and benefit from price movements.

Further, we engage in domestic and foreign exchange operations. As part of our treasury activities, we also maintain proprietary trading portfolios in domestic debt and equity securities and in foreign currency assets. Our treasury manages our foreign currency exposures and the foreign exchange and risk hedging derivative products offered to our customers and engages in proprietary trading of currencies. Our investment and market risk policies are approved by the Risk Committee and the Asset Liability Management Committee.

Our domestic investments portfolio is classified into three categories - held to maturity, available for sale and held for trading. Investments acquired with the intention to hold them up to maturity are classified as held to maturity subject to the extant regulation issued by the Reserve Bank of India. Investments acquired by us with the intention to trade by taking advantage of the short-term price/interest rate movements are classified as held for trading. The investments which do not fall in the above two categories are classified as available for sale. Investments under the held for trading category should be sold within 90 days; in the event of inability to sell due to adverse factors including tight liquidity, extreme volatility or a unidirectional movement in the market, the unsold securities should be shifted to the available for sale category. Under each category the investments are classified under (a) government securities (b) other approved securities (c) shares (d) bonds and debentures (e) subsidiaries and joint ventures and (f) others. Investments classified under the held to maturity category are not marked to market and are carried at acquisition cost, unless it is more than the face value, in which case the premium is amortized over the period of such securities. At year-end fiscal 2007, 76.2% of ICICI Bank’s government securities portfolio was in the held to maturity category. The individual scrips in the available for sale category are marked to market. Investments under this category are valued scrip-wise and depreciation / appreciation is aggregated for each classification. Net depreciation, if any, is provided for. Net appreciation, if any, is ignored. The individual scripts in the held for trading category are marked to market as in the case of those in the available for sale category.

The following table sets forth, for the periods indicated, the composition of our total trading portfolio.

	At March 31(1)
	2005	2006	2007	2007
	(in millions)
Government securities	Rs. 13,691	Rs. 16,806	Rs. 30,070	US$ 698
Securities purchased under agreement to resell	24,000	40,000	1,057	25
Bonds and debentures(2)	5,556	18,247	60,149	1,396
Equity shares	4,783	6,232	5,688	132
Mutual funds	37,957	35,624	34,447	799
Total	Rs. 85,987	Rs. 116,909	Rs. 131,411	US$ 3,050
_____________________
(1)
Excludes assets held to cover linked liabilities of our life insurance business amounting to Rs. 130,100 million  (US$ 3.0 billion) for fiscal 2007, Rs. 70,788 million for fiscal 2006 and Rs. 26,541 million for fiscal 2005.

(2)	Includes mortgage backed securities.

The following table sets forth, for the periods indicated, certain information related to interest and dividends on our trading portfolio, net gain from the sale of trading investments and gross unrealized gain/(loss) the trading portfolio.

	Year ended March 31,
	2005	2006	2007	2007
	(in millions)
Interest and dividends on trading portfolio	Rs. 1,904	Rs. 3,137	Rs. 7,402	US$ 172
Gain on sale of trading portfolio	1,239	1,979	676	16
Unrealized gain/(loss) on trading portfolio	(85)	(162)	(86)	(2)
Total	Rs. 3,058	Rs. 4,954	Rs. 7,992	US$ 186

In addition to our trading portfolio, we also hold available for sale investments. The following tables set forth, at the dates indicated, certain information related to our available for sale investments portfolio.

	At March 31, 2005
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
	(in millions)

Corporate debt securities	Rs. 19,203	Rs. 1,342	Rs. (177)	Rs. 20,368
Government securities	34,005	-	(1)	34,004
Other securities(1)	6,562	52	(3)	6,611
Total debt investments	59,770	1,394	(181)	60,983
Equity shares	19,802	5,619	(990)	24,431
Other investments(2)	34,766	3,109	(539)	37,336
Total	Rs. 114,338	Rs. 10,122	Rs. (1,710)	Rs. 122,750
_____________________
(1)	Includes credit linked notes.
(2)	Includes preference shares, mutual fund units, venture fund units, security receipts and pass through certificates.

	At March 31, 2006
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
	(in millions)

Corporate debt securities	Rs. 34,424	Rs. 238	Rs. (502)	Rs. 34,160
Government securities	116,024	-	-	116,024
Other securities(1)	12,947	22	(19)	12,950
Total debt securities	163,395	260	(521)	163,134
Equity shares	23,056	7,024	(1,191)	28,889
Other investments(2)	63,460	3,833	(1,090)	66,203
Total	Rs. 249,911	Rs. 11,117	Rs. (2,802)	Rs. 258,226
_____________________
(1)	Includes credit linked notes.
(2)	Includes preference shares, mutual fund units, venture fund units, security receipts and pass through certificates.

	At March 31, 2007
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
	(in millions)

Corporate debt securities	Rs. 87,166	Rs. 305	Rs. (1,012)	Rs. 86,459
Government securities	167,670	4	(48)	167,626
Other securities(1)	77,650	596	(463)	77,783
Total debt securities	332,486	905	(1,523)	331,868
Equity shares	24604	12,659	(2,147)	35,116
Other investments(2)	42346	2,854	(945)	44,255
Total	Rs. 399,436	Rs. 16,418	Rs. (4,615)	Rs. 411,239
_____________________
(1)	Includes credit linked notes
(2)	Includes preference shares, mutual fund units, venture fund units, security receipts and pass through certificates.

The following table sets forth, for the period indicated, income from available for sale securities.

	Year ended March 31,
	2005	2006	2007	2007
	(in millions)
Interest	Rs. 8,901	Rs. 6,970	Rs. 14,976	US$ 347
Dividend	925	1,746	2,749	64
Total	Rs. 9,826	Rs. 8,716	Rs. 17,725	US$ 411
Gross realized gain	Rs. 5,815	Rs. 9,509	Rs. 14,045	326
Gross realized loss	(1,838)	(1,258)	(4,634)	(108)
Total	Rs. 3,977	Rs. 8,251	Rs. 9,411	US$ 218

The following table sets forth, at the date indicated, an analysis of the maturity profile of our investments in debt securities as available for sale investments, and yields thereon. This maturity profile is based on repayment dates and does not reflect re-pricing dates of floating rate investments.

	At March 31, 2007
	Up to one year		One to five years		Five to 10 years		More than 10 years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in millions)
Corporate debt securities	Rs. 1,442	10.6%	Rs. 56,479	5.4%	Rs. 25,639	5.2%	Rs. 3,606	7.6%
Government of India securities	157,863	6.8%	5,607	6.9%	4,200	7.7%	-
Other securities	12,114	6.5%	50,689	8.4%	14,847	8.3%
Total amortized cost of interest-earning securities	Rs.171,419	6.8%	Rs. 112,775	6.8%	Rs. 44,685	6.4%	Rs. 3,606	7.6%
Total fair value	Rs. 171,514		Rs. 112,913		Rs. 44,096		Rs. 3,345

The amortized cost of our held to maturity portfolio amounted to Rs. 544.3 billion (US$ 12.6 billion) at year-end fiscal 2007 (Rs. 417.5 billion (US$ 9.7 billion) at year-end fiscal 2006, Rs. 335.0 billion (US$ 7.8 billion) at year-end fiscal 2005). The gross unrealized gain on this portfolio was Rs. 6.8 billion (US$ 157 million) at year-end fiscal 2007 (Rs. 7.9 billion (US$ 183 million) at year-end fiscal 2006, Rs. 5.9 billion (US$ 137 million) at year-end fiscal 2005). The gross unrealized loss on this portfolio was Rs. 12.8 billion (US$ 298 million) at year-end fiscal 2007 (Rs. 8.0 billion (US$ 186 million) at year-end fiscal 2006, Rs. 6.9 billion (US$ 160 million) at year-end fiscal 2005).

We have a limited equity portfolio because the Reserve Bank of India restricts investments by a bank in equity securities. See also “Supervision and Regulation – Reserve Bank of India Regulations – Regulations relating to Investments and Capital Market Exposure Limits”.

In general, we pursue a strategy of active management of our long-term equity portfolio to maximize return on investment. To ensure compliance with the Securities and Exchange Board of India’s insider trading regulations, all dealings in our equity investments in listed companies are undertaken by the equity and corporate bonds dealing desks of our treasury, which are segregated from our other business groups as well as the other groups and desks in the treasury, and which do not have access to unpublished price sensitive information about these companies that may be available to us as a lender.

We deal in several major foreign currencies and take deposits from non-resident Indians in four major foreign currencies. We also manage onshore accounts in foreign currencies. The foreign exchange treasury manages its portfolio through money market and foreign exchange instruments to optimize yield and liquidity.

We provide a variety of risk management products to our corporate and small and medium enterprise clients, including foreign currency forward contracts and currency and interest rate swaps. We control market risk and credit risk on our foreign exchange trading portfolio through an internal model which sets counterparty limits, stop-loss limits and limits on the loss of the entire foreign exchange trading operations and exception reporting. See also “Risk Management – Quantitative and Qualitative Disclosures About Market Risk – Exchange Rate Risk”.

ICICI Securities Primary Dealership and ICICI Securities Limited

ICICI Securities Primary Dealership Limited and ICICI Securities Limited are engaged in equity underwriting and brokerage and primary dealership in Government securities.

Venture capital and private equity

Our subsidiary ICICI Venture Funds Management Company Limited manages funds that provide venture capital funding to start-up companies and private equity to a range of companies. At year-end fiscal 2007, ICICI Venture managed or advised funds of approximately Rs. 98.0 billion (US$ 2.3 billion).

Insurance

We provide a wide range of insurance products and services through our subsidiaries ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited. ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited are joint ventures with Prudential plc of UK and Fairfax Financial Holdings Limited of Canada, respectively. We have approximately 74.0% interest in both these entities. Subject to the amendment of foreign ownership regulations, Prudential plc has the right to increase its shareholding in ICICI Prudential Life Insurance Company Limited to 49.0% at the market value of the shares to be determined as mutually agreed. Laws and regulations governing insurance companies currently provide that each promoter should eventually reduce its stake to 26% following the completion of 10 years from the commencement of business by the concerned insurance company. We and Prudential have agreed that if a higher level of promoter shareholding is permitted, then this would be in the proportion of 51.0% being held by us and 49.0% being held by Prudential. See “Supervision and Regulation – Regulations Governing Insurance Companies”. Further, we and each of the joint venture partners have a right of first refusal in case the other partner proposes to sell its shareholding in the joint venture (other than transfers to a permitted affiliate of the transferor). We collect fees from these subsidiaries for generating leads and providing referrals that are converted into policies. ICICI Prudential Life Insurance Company Limited incurred a net loss of Rs. 6.5  billion (US$ 150 million) in fiscal 2007. As would be typical for life insurance companies during the periods of high growth, the loss was due to business set-up and customer acquisition costs as well as reserving for actuarial liability. ICICI Prudential Life Insurance recorded a total new business premium of Rs. 51.6 billion (US$ 1.2 billion) during fiscal 2007 as compared to Rs. 26.0 billion (US$ 604 million) during fiscal 2006, a growth of 98.4%. According to data published by the Insurance Regulatory and Development Authority of India, ICICI Prudential Life Insurance was the largest player in the retail segment of the private sector life insurance market with a market share of about 28% during fiscal 2007 (on weighted received premium basis). ICICI Lombard General Insurance Company Limited made a net profit of Rs. 684 million (US$ 16 million) in fiscal 2007. ICICI Lombard General Insurance Company’s profits are impacted by business set up and customer acquisition costs, that are expensed as incurred under Indian GAAP. ICICI Lombard General Insurance recorded a total gross written premium of Rs. 30.0 billion (US$ 697 million) during fiscal 2007 as compared to Rs. 15.9 billion (US$ 369 million) during fiscal 2006, a growth of 88.7%. According to data published by the Insurance Regulatory and Development Authority of India, ICICI Lombard General Insurance was the largest private general insurer with a market share of 34% in gross written premium among the private sector general insurance companies during the year ended fiscal 2007. We expect our insurance joint ventures to experience significant growth.

Our board of directors has approved subject to the receipt of all regulatory approvals, the transfer of our equity shareholding in ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited, ICICI Prudential Asset Management Company Limited and ICICI Prudential Trust Limited to a proposed new subsidiary. ICICI Bank proposes to transfer its aggregate investment in these companies of Rs. 22.3 billion (US$ 517 million) at year-end fiscal 2007 and any further investments that may be made by it prior to such transfer, to the proposed new subsidiary at the book value of these investments in its books on the date of transfer. The proposed new subsidiary proposes to raise equity capital through private placements or an initial public offering to meet the future capital requirements of the insurance subsidiaries. See “Risk Factors – Risks Relating to Our Business - We have proposed a reorganization of our holdings in our insurance and asset management subsidiaries and our inability to implement this reorganization as well as the significant additional capital required by these businesses may adversely impact our business and the price of our equity shares and ADSs.”

Funding

Our funding operations are designed to ensure stability of funding, minimize funding costs and effectively manage liquidity. Since the amalgamation of ICICI with ICICI Bank, the primary source of funding has been deposits raised from both retail and corporate customers. We also raise funds through short-term rupee borrowings and domestic or overseas bond offerings pursuant to specific regulatory approvals. Because ICICI was not allowed to raise banking deposits as a financial institution, its primary sources of funding prior to the amalgamation were retail bonds and rupee borrowings from a wide range of institutional investors. ICICI also raised funds through foreign currency borrowings from commercial banks and other multilateral institutions like the Asian Development

Bank and the World Bank, which were guaranteed by the government of India. With regard to these guarantees by the Government of India for purposes of obtaining foreign currency borrowings, the Government of India has, in its letter dated May 31, 2007, instructed us to take steps to either repay or prepay such foreign currency borrowings for which a guarantee has been provided by the Government of India or to substitute the guarantees provided by the Government of India with other acceptable guarantees. At year-end fiscal 2007, the total outstanding loans/ bonds of ICICI Bank that are guaranteed by the Government of India were Rs. 33,966.7 million, constituting approximately 4.8% of the total borrowings (including subordinated debt) of ICICI Bank at that date. We are in the process of replying to the Government of India in connection with this matter.

Our deposits were 63.0% of our total liabilities at year-end fiscal 2007 compared to 62.2% of our total liabilities at year-end fiscal 2006. Our borrowings were 15.6% of our total liabilities at year-end fiscal 2007 compared to 16.2% of our total liabilities at year-end fiscal 2006. Our deposits increased 44.2% to Rs. 2,486.1 billion (US$ 57.7 billion) at year-end fiscal 2007 compared to Rs. 1,724.5 billion (US$ 40.0 billion) at year-end fiscal 2006. This significant growth in deposits was achieved primarily through increased focus on retail and corporate customers by offering a wide range of products designed to meet varied individual and corporate needs and leveraging on our network of branches, extension counters and ATMs. Our borrowings increased to Rs. 616.6 billion (US$ 14.3 billion) at year-end fiscal 2007 compared to Rs. 450.0 billion (US$ 10.4 billion) at year-end fiscal 2006, primarily due to the increase in foreign currency borrowings.

The following table sets forth, for the periods indicated, the break-up of deposits by type of deposit.

	Year ended March 31,
	2005		2006		2007
	Amount	% to total	Amount	% to total	Amount	% to total
	(in billions, except percentages)
Current account deposits	Rs. 125.9	12.5%	Rs. 163.9	9.5%	Rs. 214.5	8.6%
Savings deposits	116.6	11.5	242.6	14.1	375.3	15.1
Time deposits	768.6	76.0	1,318.0	76.4	1,896.3	76.3
Total deposits	Rs. 1,011.1	100.0%	Rs. 1,724.5	100.0%	Rs. 2,486.1	100.0%

The following table sets forth, for the periods indicated, the average volume and average cost of deposits by type of deposit.

	Year ended March 31, (1)
	2005		2006		2007
	Amount	Cost(2)	Amount	Cost(2)	Amount	Amount	Cost(2)
	(in millions, except percentages)
Interest-bearing deposits:
Savings deposits	Rs. 98,111	2.3%	Rs. 171,658	2.6%	Rs. 327,726	US$ 7,604	3.1%
Time deposits	583,332	5.2	940,272	5.9	1,512,914	35,102	7.6
Non-interest-bearing deposits:
Other demand deposits	87,082	-	142,849	-	174,354	4,045	-
Total deposits	Rs. 768,525	4.2%	Rs. 1,254,779	4.8%	Rs. 2,014,994	US$ 46751	6.2%
_____________________
(1)	Average of quarterly balances at the end of March of the previous fiscal year and June, September, December and March of that fiscal year.
(2)	Represents interest expense divided by the average of quarterly balances.

Our average deposits in fiscal 2007 were Rs. 2,015.0 billion (US$ 46.8 billion) at an average cost of 6.2% compared to average deposits of Rs. 1,254.8 billion (US$ 29.1 billion) at an average cost of 4.8% in fiscal 2006. Our average time deposits in fiscal 2007 were Rs. 1,512.9 billion (US$ 35.1 billion) at an average cost of 7.6% compared to average time deposits of Rs. 940.3 billion (US$ 21.8 billion) in fiscal 2006 at an average cost of 5.9%.

The following table sets forth, at the date indicated, the maturity profile of deposits by type of deposit.

	At March 31, 2007
	Up to one year	After one year and within three years	After three years	Total
	(in millions)
Interest-bearing deposits:
Savings deposits	Rs. 375,330	Rs. -	Rs. -	Rs. 375,330
Time deposits	1,634,169	178,151	83,986	1,896,306
Non-interest-bearing deposits:
Other demand deposits	214,500	-	-	214,500
Total deposits	Rs. 2,223,999	Rs. 178,151	Rs. 83,986	Rs. 2,486,136

The following table sets forth, for the periods indicated, average outstanding rupee borrowings based on quarterly balance sheets and by category of borrowing and the percentage composition by category of borrowing. The average cost (interest expense divided by average of quarterly balances) for each category of borrowings is provided in the footnotes.

	Year ended March 31,(1)
	2005		2006		2007
	Amount	% to total	Amount	% to total	Amount	Amount	% to total
	(in millions, except percentages)
SLR bonds(2)	Rs. 14,815	4.3%	Rs. 14,815	4.2%	Rs. 14,815	US$ 344	4.1%
Borrowings from Indian government(3)	4,689	1.4	3,581	1.0	2,568	60	0.7
Other borrowings(4)(5)	321,307	94.3	331,511	94.8	345,203	8009	95.2
Total	Rs. 340,811	100.0%	Rs. 349,907	100.0%	Rs. 362,586	US$ 8,413	100.0%
_____________________
(1)	Average of quarterly balances at the end of March of the previous fiscal year and June, September, December and March of the concerned fiscal year for each of fiscal years 2005, 2006 and 2007.
(2)	With an average cost of 11.6% in fiscal 2005, 11.6% in fiscal 2006 and 11.6% in fiscal 2007.
(3)	With an average cost of 10.3% in fiscal 2005, 10.8% in fiscal 2006 and 11.8% in fiscal 2007.
(4)	With an average cost of 9.1% in fiscal 2005, 9.3% in fiscal 2006 and 9.4% in fiscal 2007.
(5)	Includes publicly and privately placed bonds, borrowings from institutions and wholesale deposits such as inter-corporate deposits, certificate of deposits and call borrowings.

The following table sets forth, at the date indicated, the maturity profile of our rupee term deposits of Rs. 10 million (US$ 232,019) or more.

	At March 31,
	2007		% of total deposits
	(in millions, except percentages)
Less than three months	Rs. 454,432	US$ 10,544	18.3%
Above three months and less than six months	261,666	6,071	10.5%
Above six months and less than 12 months	562,091	13,042	22.6%
More than 12 months	133,753	3,103	5.4%
Total deposits of Rs. 10 million and more	Rs. 1,411,942	US$ 32,760	56.8%

The following table sets forth, at the dates indicated, certain information related to short-term rupee borrowings, which consist of certificates of deposits, borrowings from government-owned companies and inter-bank borrowings.

	At March 31,(1)
	2005	2006	2007
	(in millions, except percentages)
Year-end balance	Rs. 80,711	Rs. 106,542	Rs. 121,567
Average balance during the year (2)	50,150	84,910	101,652
Maximum quarter-end balance	80,711	106,542	123,495
Average interest rate during the year (3)	5.8%	7.8%	7.8%
Average interest rate at year-end (4)	5.9%	7.3%	8.8%
_____________________
(1)	Short-term borrowings includes borrowings in the call market and repurchase agreements.
(2)	Average of quarterly balances at the end of March of the previous fiscal year, June, September, December and March of that fiscal year for each of fiscal 2005, 2006 and 2007.
(3)	Represents the ratio of interest expense on short-term borrowings to the average of quarterly balances of short-term borrowings.
(4)	Represents the weighted average rate of the short-term borrowings outstanding at fiscal year-end.

The following table sets forth, at the dates indicated, average outstanding volume of foreign currency borrowings based on quarterly balance sheets by source and the percentage composition by source. The average cost (interest expense divided by average of quarterly balances) for each source of borrowings is provided in the footnotes.

	At March 31, (1)
	2005		2006		2007
	Amount	% to total	Amount	% to total	Amount	Amount	% to total
	(in millions, except percentages)
Commercial borrowings (2)	Rs. 86,886	77.6%	Rs. 166,524	87.4%	Rs. 306,136	US$ 7,103	92.8%
Multilateral borrowings (3)	25,080	22.4	24,034	12.6	23,740	551	7.2
Total	Rs. 111,966	100.0%	Rs. 190,558	100.0%	Rs. 329,876	US$ 7,654	100.0%
_____________________
(1)	Average of quarterly balances at the end of March of the previous fiscal year, June, September, December and March of that fiscal year for each of fiscal 2005, 2006 and 2007.
(2)	With an average cost of 3.7% in fiscal 2005, 4.6% in fiscal 2006 and 5.4% in fiscal 2007.
(3)	With an average cost of 3.2% in fiscal 2005, 4.0% in fiscal 2006 and 5.1% in fiscal 2007.

At year-end fiscal 2007, our outstanding subordinated debt was Rs. 212.2 billion (US$ 4.9 billion). This debt is classified as Tier 1 and Tier 2 capital in calculating the capital adequacy ratio in accordance with the Reserve Bank of India’s regulations on capital adequacy. See “Supervision and Regulation – Reserve Bank of India Regulations”.

Risk Management

As a financial intermediary, we are exposed to risks that are particular to our lending, transaction banking and trading businesses and the environment within which we operate. Our goal in risk management is to ensure that we understand, measure and monitor the various risks that arise and that the organization adheres strictly to the policies and procedures, which are established to address these risks.

ICICI Bank is primarily exposed to credit risk, market risk, liquidity risk, operational risk and legal risk. ICICI Bank has three centralized groups, the Global Risk Management Group, the Compliance Group and the Internal Audit Group with a mandate to identify, assess and monitor all of ICICI Bank's principal risks in accordance with well-defined policies and procedures. The Global Risk Management Group is further organized into the Global Credit Risk Management Group and the Global Market and Operational Risk Management Group. In addition, the Credit and Treasury Middle Office Groups and the Global Operations Group monitor operational adherence to regulations, policies and internal approvals. The Global Risk Management Group, Middle Office Groups and Global Operations Group report to a wholetime Director. The Compliance Group reports to the Audit Committee of the board of directors and the Managing Director and CEO. The Internal Audit Group reports to the Audit Committee of the board of directors. These groups are independent of the business units and coordinate with representatives of the business units to implement ICICI Bank's risk management methodologies. Committees of the board of directors have been constituted to oversee the various risk management activities. The Audit Committee provides direction to and also monitors the quality of the internal audit function. The Risk Committee reviews risk management policies in relation to various risks including portfolio, liquidity, interest rate, investment policies and strategy, and regulatory and compliance issues in relation thereto. The Credit Committee reviews developments in key industrial sectors and our exposure to these sectors as well as to large borrower accounts. The Asset Liability Management Committee is responsible for managing the balance sheet and reviewing the asset-liability position to manage ICICI Bank's liquidity and market risk exposure. For a discussion of these and other committees, see “Management”.

The Compliance Group is responsible for the regulatory and anti-money laundering compliance of ICICI Bank.

Credit Risk

ICICI Bank's credit policy is approved by its board of directors. In its lending operations, ICICI Bank is principally exposed to credit risk. Credit risk is the risk of loss that may occur from the failure of any party to abide by the terms and conditions of any financial contract with ICICI Bank, principally the failure to make required payments on loans and interest due to ICICI Bank. ICICI Bank measures, monitors and manages credit risk for each borrower and at the portfolio level. ICICI Bank has a structured and standardized credit approval process, which includes a well established procedure of comprehensive credit appraisal.

Credit Risk Assessment Procedures for Corporate Loans

In order to assess the credit risk associated with any financing proposal, ICICI Bank assesses a variety of risks relating to the borrower and the relevant industry. Borrower risk is evaluated by considering:

•
the financial position of the borrower by analyzing the quality of its financial statements, its past financial performance, its financial flexibility in terms of ability to raise capital and its cash flow adequacy;

•	the borrower's relative market position and operating efficiency; and

•	the quality of management by analyzing their track record, payment record and financial conservatism.

Industry risk is evaluated by considering:

•	certain industry characteristics, such as the importance of the industry to the economy, its growth outlook, cyclicality and government policies relating to the industry;

•	the competitiveness of the industry; and

•	certain industry financials, including return on capital employed, operating margins and earnings stability.

After conducting an analysis of a specific borrower's risk, the Global Credit Risk Management Group assigns a credit rating to the borrower. ICICI Bank has a scale of 10 ratings ranging from AAA to B, an additional default rating of D and short-term ratings from S1 to S8. Credit rating is a critical input for the credit approval process. ICICI Bank determines the desired credit risk spread over its cost of funds by considering the borrower's credit rating and the default pattern corresponding to the credit rating. Every proposal for a financing facility is prepared by the relevant business unit and reviewed by the appropriate industry specialists in the Global Credit Risk Management Group before being submitted for approval to the appropriate approval authority. The approval process for non-fund facilities is similar to that for fund-based facilities. The credit rating for every borrower is reviewed at least annually. ICICI Bank also reviews the ratings of all borrowers in a particular industry upon the occurrence of any significant event impacting that industry.

Working capital loans are generally approved for a period of 12 months. At the end of the 12 month validity period (18 months in case of borrowers rated AA- and above), ICICI Bank reviews the loan arrangement and the credit rating of the borrower and takes a decision on continuation of the arrangement and changes in the loan covenants as may be necessary.

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

It is ICICI Bank's current practice to normally disburse funds after the entire project funding is committed and all necessary contractual arrangements have been entered into. Funds are disbursed in tranches to pay for approved project costs as the project progresses. When ICICI Bank appoints technical and market consultants, they are required to monitor the project's progress and certify all disbursements. ICICI Bank also requires the borrower to submit periodic reports on project implementation, including orders for machinery and equipment as well as expenses incurred. Project completion is contingent upon satisfactory operation of the project for a certain minimum period and, in certain cases, the establishment of debt service reserves. We continue to monitor the credit exposure until our loans are fully repaid.

Corporate Finance Procedures

As part of the corporate loan approval procedures, ICICI Bank carries out a detailed analysis of funding requirements, including normal capital expenses, long-term working capital requirements and temporary imbalances in liquidity. ICICI Bank's funding of long-term core working capital requirements is assessed on the basis, among other things, of the borrower's present and proposed level of inventory and receivables. In case of corporate loans for other funding requirements, ICICI Bank undertakes a detailed review of those requirements and an analysis of cash flows. A substantial portion of our corporate finance loans are secured by a lien over appropriate assets of the borrower.

The focus of our structured corporate finance products is on cash flow based financing. ICICI Bank has a set of distinct approval procedures to evaluate and mitigate the risks associated with such products. These procedures include:

•	carrying out a detailed analysis of cash flows to accurately forecast the amounts that will be paid and the timing of the payments based on an exhaustive analysis of historical data;

•	conducting due diligence on the underlying business systems, including a detailed evaluation of the servicing and collection procedures and the underlying contractual arrangements; and

•	paying particular attention to the legal, accounting and tax issues that may impact any structure.

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

With respect to financing for corporate mergers and acquisitions, we carry out detailed due diligence on the acquirer as well as the target's business profile. The key areas covered in the appraisal process include:

•	assessment of the industry structure in the target's host country and the complexity of the business operations of the target;

•	financial, legal, tax, technical due diligence (as applicable) of the target;

•	appraisal of potential synergies and likelihood of their being achieved;

•	assessment of the target company's valuation by comparison with its peer group and other transactions in the industry;

•	analysis of regulatory and legal framework of the overseas geographies with regard to security creation, enforcement and other aspects;

•	assessment of country risk aspects and the need for political insurance; and

•	the proposed management structure of the target post takeover and the ability and past experience of the acquirer in completing post merger integration.

Working Capital Finance Procedures

ICICI Bank carries out a detailed analysis of the borrowers' working capital requirements. Credit limits are established in accordance with the approval authorization approved by ICICI Bank's board of directors. Once credit limits are approved, ICICI Bank calculates the amounts that can be lent on the basis of monthly statements provided by the borrower and the margins stipulated. Quarterly information statements are also obtained from borrowers to monitor the performance on a regular basis. Monthly cash flow statements are obtained where considered necessary. Any irregularity in the conduct of the account is reported to the appropriate authority on a monthly basis. Credit limits are reviewed on a periodic basis.

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

Retail Loan Procedures

Our customers for retail loans are typically middle and high-income, salaried or self-employed individuals, and, in some cases, partnerships and corporations. Except for personal loans and credit cards, we require a contribution from the borrower and our loans are secured by the asset financed. Our portfolio of personal loans includes micro-banking loans, which are relatively small value loans to lower income customers in urban areas.

Our retail credit product operations are sub-divided into various product lines. Each product line is further sub-divided into separate sales and credit groups. The Global Credit Risk Management Group, which is independent of the business groups, approves all new retail products and product policies and credit approval authorizations. All products and policies require the approval of the Retail Credit Forum comprised of senior managers. All credit approval authorizations require the approval of our board of directors.

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

ICICI Bank's credit officers evaluate credit proposals on the basis of the product policy approved by the Retail Credit Forum and the risk assessment criteria defined by the Global Credit Risk Management Group. These criteria vary across product segments but typically include factors such as the borrower’s income, the loan-to-value ratio, demographic parameters and certain stability factors. In case of credit cards, in order to limit the scope of individual discretion, ICICI Bank has implemented a credit-scoring program that is an automated credit approval system that assigns a credit score to each applicant based on certain demographic attributes like income, educational background and age. The credit score then forms the basis of loan evaluation. External agencies such as field investigation agencies and credit processing agencies are used to facilitate a comprehensive due diligence process including visits to offices and homes in the case of loans to individual borrowers. Before disbursements are made, the credit officer checks a centralized delinquent database and reviews the borrower’s profile. In making its credit decisions, ICICI Bank draws upon reports from the Credit Information Bureau (India) Limited (CIBIL). However, CIBIL has become operational recently and does not yet provide a credit score. ICICI Bank also avails the services of certain private agencies operating in India to check applications before disbursement. as a formal national credit bureau has only recently become operational in India. A centralized retail credit team undertakes review and audit of credit quality and processes across different products.

ICICI Bank has established centralized operations to manage operating risk in the various back office processes of ICICI Bank's retail loan business except for a few operations which are decentralized to improve turnaround time for customers.

ICICI Bank has a collections unit structured along various product lines and geographical locations, to manage delinquency levels. The collections unit operates under the guidelines of a standardized recovery process. ICICI Bank also makes use of external collection agencies to aid us in collection efforts, including collateral repossession in accounts that are overdue for more than 90 days. External agencies for collections are governed by standardized process guidelines.

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

The group is also involved in financing based on a cluster-based approach, that is, financing of small enterprises that have a homogeneous profile such as apparel manufacturers and manufacturers of pharmaceuticals. The risk assessment of such a cluster involves identification of appropriate credit norms for target market, use of scoring models for enterprises that satisfy these norms and a comprehensive appraisal of those enterprises which are awarded a minimum required score in the scoring model. The risk management policy herein also involves setting up of portfolio control norms as well as stringent review and exit triggers to be followed while financing such clusters or communities.

Rural and Agricultural Loan Procedures

The rural and agricultural loan portfolio comprises corporates in the rural sector, small and medium enterprises, dealers and vendors linked to these entities and farmers. ICICI Bank seeks to design appropriate risk assessment methodologies for each of the segments. For corporates, borrower risk is evaluated by analyzing the industry risk, the borrower’s market position, financial performance, cash flow adequacy and the quality of management. The credit risk of dealers, vendors and farmers is evaluated by analyzing the base credit quality of the borrowers or the pool and also the linkages between the borrowers and the companies to which the dealers, vendors or farmers are supplying their produce. ICICI Bank attempts to enhance the credit quality of the pool of dealers, vendors and farmers by strengthening the structure of the transaction.

For some segments, ICICI Bank uses a cluster-based approach wherein a lending program is implemented for a homogeneous group of individuals or business entities that comply with certain laid down parameterized norms. To be eligible for funding under the programs, the borrowers need to meet the stipulated credit norms and obtain a minimum score on the scoring model. ICICI Bank has incorporated control norms, borrower approval norms and review triggers in all the programs. ICICI Bank has recently undertaken a comprehensive review of its credit disbursal, monitoring and collection processes and is seeking to institute appropriate process changes.

ICICI Bank’s rural initiative may create additional challenges with respect to managing the risk of frauds due to the increased geographical dispersion and use of intermediaries. For example, during fiscal 2007, ICICI Bank made a provision of Rs. 0.93 billion (US$ 22 million) for losses from frauds pertaining to the warehouse receipt-based financing product for agricultural credit. In this product, financing is provided to farmers and traders on the basis of receipts for stored goods issued by warehouse owners/managers. ICICI Bank appoints third party management and collection agents to market the product. It appoints collateral management agencies to monitor the goods in the warehouses. During the course of review, irregularities were observed including absence of the required quantities of commodities in warehouses. This was due to specific fraudulent collusion between certain third party management and collection agents and collateral management agency staff. ICICI Bank has undertaken a comprehensive review of the product and has set up dedicated groups for pre- and post-disbursement commodity audits. See “Risk Factors – Risks Relating to Our Business –  Our rapid retail expansion in India and our rural initiative expose us to increased risks that may adversely affect our business.”

Credit Approval Authorities

ICICI Bank's credit approval authorisation framework is laid down by our board of directors. ICICI Bank has established several levels of credit approval authorities for our corporate banking activities - the Credit Committee of the board of directors, the Committee of Directors, the Committee of Executives (Credit) and the Regional Committee (Credit). Retail Credit Forums, Small Enterprise Group Forums and Agri Credit Forums have been created for approval of retail loans and credit facilities to small enterprises and agri based enterprises respectively.

ICICI Bank's board of directors have delegated the authority to the Credit Committee, consisting of a majority of independent directors, the Committee of Directors, consisting of our wholetime directors, to the Committee of Executives (Credit), to the Regional Committee (Credit), Retail Credit Forums, Small Enterprise Group Forums and Agri Credit Forums, all consisting of our designated executives, and to individual executives in the case of program / policy based products, to approve financial assistance within certain individual and group exposure limits set by the board of directors.

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

The Asset Liability Management Committee comprises whole time directors and senior executives. The committee generally meets on a monthly basis and reviews the interest rate and liquidity gap positions on the banking book, formulates a view on interest rates, sets benchmark lending rates, reviews the business profile and its impact on asset liability management and determines the asset liability management strategy in light of the current and expected business environment. The Structural Rate Risk Management Group and Global Asset Liability Management Group are responsible for managing interest rate risk and liquidity risk, under the supervision of the Asset Liability Management Committee, on a day to day basis.

The Global Market and Operational Risk Management Group recommends changes in risk policies and controls and the processes and methodologies for quantifying and assessing market risks. Risk limits including position limits and stop loss limits for the trading book are monitored on a daily basis by the Treasury Middle Office Group and reviewed periodically.

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

Our primary source of funding is deposits and, to a smaller extent, borrowings. In the rupee market, most of our deposit taking is at fixed rates of interest for fixed periods, except for savings deposits and current deposits, which do not have any specified maturity and can be withdrawn on demand. We usually borrow for a fixed period with a one-time repayment on maturity, with some borrowings having European call/put options, exercisable only on specified dates, attached to them. However, we have a mix of floating and fixed interest rate assets. Our loans generally are repaid more gradually, with principal repayments being made over the life of the loan. Our housing loans at year-end fiscal 2007 were primarily floating rate loans where any change in the benchmark rate with reference to which these loans are priced, is generally passed on to the borrower on the first day of the succeeding quarter or succeeding month, as applicable. Until December 31, 2003, we followed a four-tier prime rate structure, namely, a short-term prime rate for one-year loans or loans that re-price at the end of one year, a medium-term prime rate for one to three year loans, a long-term prime rate for loans with maturities greater than three years, and a prime rate for cash credit products. Effective January 1, 2004, we have moved to a single benchmark prime rate structure for all loans other than specific categories of loans advised by the Indian Banks’ Association (which include, among others, loans to individuals for acquiring residential properties, loans for purchase of consumer durables, non-priority sector personal loans and loans to individuals against shares, debentures, bonds and other securities), with lending rates comprising the benchmark prime rate, term premia and transaction-specific credit and other charges. Interest rates on loans outstanding at December 31, 2003 continue to be based on the four-tier prime rate structure. We generally seek to eliminate interest rate risk on undisbursed commitments by fixing interest rates on rupee loans at the time of loan disbursement.

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

The following table sets forth, at the date indicated, our asset-liability gap position.

	At March 31, 2007(1)
	Less than or equal to one year	Greater than one year and up to five years	Greater than five years	Total
	(in millions)
Loans, net	Rs. 1,553,393	Rs. 466,929	Rs. 93,672	Rs. 2,113,994
Investments	519,493	265,853	420,821	1,206,167
Fixed assets	1,851	7,982	33,568	43,401
Other assets(2)	290,738	9,541	279,506	579,785
Total assets	2,365,475	750,305	827,567	3,943,347
Stockholders’ equity and preference share capital	-	-	243,150	243,150
Borrowings	397,839	205,478	13,278	616,595
Deposits	2,009,101	183,722	293,313	2,486,136
Other liabilities(2)	48,833	23,809	524,824	597,466
Total liabilities	2,455,773	413,009	1,074,565	3,943,347
Total gap before risk management positions	(90,298)	337,296	(246,998)	-
Risk management positions(3)	(195,196)	139,902	55,294	-
Total gap after risk management positions	Rs.(285,494)	Rs. 477,198	Rs.(191,704)	-

(1)
Assets and liabilities are classified into the applicable categories based on residual maturity or re-pricing whichever is earlier. Classification methodologies are generally based on Asset Liability Management Guidelines issued by the Reserve Bank of India, effective April 1, 2000, and pre-payment assumptions applied, based on behavioural studies done. Items that neither mature nor re-price are included in the “greater than five years” category. This includes equity share capital and a substantial part of fixed assets. Impaired loans of residual maturity less than three years are classified in the “greater than one year and up to five years” category and impaired loans of residual maturity between three to five years are classified in the “greater than five years” category.

(2)	The categorization for these items is different from that reported in the financial statements.
(3)	The risk management positions comprise foreign currency and rupee swaps.

The following table sets forth, at the date indicated, the amount of our loans with residual maturities greater than one year that had fixed and variable interest rates.

At March 31, 2007
	Fixed rate loans	Variable rate loans	Total
(in millions)
Loans	Rs. 828,182	Rs. 810,308	Rs. 1,638,490

The following table sets forth, using the balance sheet at year-end fiscal 2007 as the base, one possible prediction of the impact of adverse changes in interest rates on net interest income for fiscal 2008, assuming a parallel shift in the yield curve at year-end fiscal 2007.

	At March 31, 2007
	Change in interest rates (in basis points)
	(100)	(50)	50	100
	(in millions, except percentages)
Rupee portfolio	Rs. (1,128)	Rs. (564)	Rs. 564	Rs. 1,128
Foreign currency portfolio	(5)	(2)	2	5
Total	Rs. (1,133)	Rs. (566)	Rs. 566	Rs. 1,133

Based on our asset and liability position at year-end fiscal 2007, the sensitivity model shows that net interest income from the banking book for fiscal 2008 would rise by Rs. 1.1 billion (US$ 26 million) if interest rates increased by 100 basis points during fiscal 2008. Conversely, the sensitivity model shows that if interest rates decreased by 100 basis points during fiscal 2008, net interest income for fiscal 2008 would fall by an equivalent amount of Rs. 1.1 billion (US$ 26 million). Based on our asset and liability position at year-end fiscal 2006, the sensitivity model showed that net interest income from the banking book for fiscal 2007 would have risen by Rs. 2.0 billion (US$ 46 million) if interest rates increased by 100 basis points during fiscal 2007. Conversely, the sensitivity model showed that if interest rates decreased by 100 basis points during fiscal 2007, net interest income for fiscal 2007 would have fallen by an equivalent amount of Rs. 2.0 billion (US$ 46 million).

Sensitivity analysis, which is based upon static interest rate risk profile of assets and liabilities, is used for risk management purposes only and the model above assumes that during the course of the year no other changes are made in the respective portfolios. Actual changes in net interest income will vary from the model.

Price Risk (Trading book)

We undertake trading activities to enhance earnings through profitable trading for our own account. ICICI Securities Primary Dealership Limited is a primary dealer in government of India securities, and a significant proportion of its portfolio consists of government of India securities.

The following tables sets forth, using the fixed income portfolio at year-end fiscal 2007 as the base, one possible prediction of the impact of changes in interest rates on the value of our rupee fixed income trading portfolio for fiscal 2008, assuming a parallel shift in yield curve.

	At March 31, 2007
	Change in interest rates (in basis points)
	Portfolio Size	(100)	(50)	50	100
	(in millions)
Government of India securities	Rs. 5,861	Rs. 229	Rs. 115	Rs. (115)	Rs. (229)
Corporate debt securities	5,553	61	31	(31)	(61)
Total	Rs. 11,414	Rs. 290	Rs. 146	Rs. (146)	Rs. (290)

At year-end fiscal 2007, the total value of our rupee fixed income trading portfolio was Rs. 11.4 billion (US$ 265 million). If interest rates increased by 100 basis points during fiscal 2008, the value of this portfolio would fall by Rs. 290 million (US$ 7 million). Conversely, if interest rates fell by 100 basis points during fiscal 2008, the value of this portfolio would rise by Rs. 290 million (US$ 7 million). At year-end fiscal 2006, the total value of our rupee fixed income trading portfolio was Rs. 22.7 billion (US$ 526 million). If interest rates had increased by 100 basis points during fiscal 2007, the value of this portfolio would have fallen by Rs. 818 million (US$ 19 million). Conversely, if interest rates fell by 100 basis points during fiscal 2007, the value of this portfolio would have risen by Rs. 818 million (US$ 19 million).

At year-end fiscal 2007, the total outstanding notional principal amount of our trading interest rate derivatives portfolio was Rs. 3,436.9 billion (US$ 79.7 billion) (Rs. 2,700.0 billion at year-end fiscal 2006). The sensitivity model shows that if interest rates increase by 100 basis points, the value of this portfolio would rise by Rs. 1.4 billion (US$ 32.0 million). At year-end fiscal 2007, the total outstanding notional  principal amount of our trading currency derivatives (options and cross currency interest rate swaps) portfolio was Rs. 732.1 billion (US$ 17.0 billion) (Rs. 430.8 billion at year-end fiscal 2006). The sensitivity model shows that if interest rates increase by 100 basis points, the value of this cross currency interest rate swaps portfolio would fall by Rs. 349 million (US$ 8 million).

Equity Risk

We assume equity risk both as part of our investment book and our trading book. Investments in equity shares and preference shares are essentially long-term in nature. A part of our investment in equity securities have been driven by our project and corporate financing activities. The decision to invest in equity shares during project financing activities has been a conscious decision to participate in the equity of the company with the intention of realizing capital gains arising from the expected increases in market prices, and is separate from the lending decision. For further information on our trading and available for sale investments, see “ – Overview of ICICI Bank's Products and Services – Investment Banking – Treasury.”

We also invest in the corpus of equity capital/venture funds, primarily those managed by our subsidiary ICICI Venture Funds Management Company Limited. These funds invest in equity/equity linked instruments. Our investments through these funds are thus similar in nature to other equity investments and are subject to the same risks. In addition, they are also subject to risks in the form of changes in regulation and taxation policies applicable to such equity funds.

Exchange Rate Risk

We offer foreign currency hedge instruments like swaps, forwards, and currency options to clients. We actively use cross currency swaps, forwards, and options to economically hedge against exchange risks arising out of these transactions. Trading activities in the foreign currency markets expose us to exchange rate risks. This risk is mitigated by setting counterparty limits, stipulating daily and cumulative stop-loss limits, and engaging in exception reporting.

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

Our subsidiary in the UK offers an internet based online savings deposit product to depositors. The total amount of such deposits as at year-end fiscal 2007 was Rs. 78.6 billion (US$ 1.8 billion). These deposits are payable on demand. At present, these deposits are classified as outflow in the less than eight days liquidity bucket as required by the Financial Services Authority of UK. ICICI Bank UK deploys these funds in a portfolio of short-term deposits and marketable securities. It therefore may face liquidity risk in case of high volumes of deposit withdrawals, failure of a substantial number of depositors to roll over deposited funds upon maturity or to replace deposited funds with fresh deposits.

For further information on liquidity risk, see “Operating and Financial Review of Prospects – Liquidity Risk.”

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Operational risk includes legal risk but excludes strategic and reputational risks. Operational risk includes all types of risk other than credit risk and market risk. Our exposure to operational risk has increased following our retail expansion, our international expansion, our growth in treasury operations and our rural initiative. For a discussion on our vulnerability to operational risk, see “Risk Factors – Risks Relating to Our Business - There is operational risk associated with our industry which, when realized, may have an adverse impact on our business”.

The management of operational risk in the organization is governed by the Operational Risk Management Policy approved by the board of directors. The policy is applicable across the organisation including overseas offices, ensuring that there is clear accountability and responsibility for management and mitigation of operational risk, developing a common understanding of operational risk, helping the business and operation groups units to improve internal controls, thereby reducing the probability and potential impact of losses from operational risks while meeting regulatory requirements. Operational risk can result from a variety of factors, including failure to obtain proper internal authorizations, improperly documented transactions, failure of operational and information security procedures, computer systems, software or equipment, fraud, inadequate training and employee errors. We attempt to mitigate operational risk by maintaining a comprehensive system of internal controls, establishing systems and procedures to monitor transactions, maintaining key back–up procedures and undertaking regular contingency planning.

Operational Controls and Procedures in Branches

We have operating manuals detailing the procedures for the processing of various banking transactions and the operation of the application software. Amendments to these manuals are implemented through circulars sent to all offices.

We have a scheme of delegation of financial powers that sets out the monetary limit for each employee with respect to the processing of transactions in a customer's account. Withdrawals from customer accounts are controlled by dual authorization. Senior officers have been delegated power to authorize larger withdrawals. Our operating system validates the check number and balance before permitting withdrawals. Cash transactions over Rs. 1.0 million (US$ 23,202) are subject to special scrutiny to avoid money laundering. Our banking software has multiple security features to protect the integrity of applications and data.

Operational Controls and Procedures for Internet Banking

In order to open an internet banking account, the customer must provide us with documentation to prove the customer’s identity, such as a copy of the customer’s passport, a photograph and specimen signature of the customer. After verification of this documentation, we open the internet banking account and issue the customer a user identification and password to access his account online.

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

In Mumbai, we have centralized transaction processing on a nation-wide basis for transactions like the issue of ATM cards and PIN mailers, reconciliation of ATM transactions, monitoring of ATM functioning, issue of passwords to Internet banking customers, depositing post-dated checks received from retail loan customers and credit card transaction processing. Centralized processing has been extended to the issuance of personalized check books, back-office activities of non-resident Indian accounts, opening of new bank accounts for customers who seek web brokering services and recovery of service charges for accounts for holding shares in book-entry form.

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

The Treasury Middle Office Group uses various risk monitoring tools such as counterparty limits, position limits, exposure limits and individual dealer limits. Procedures for reporting breaches in limits are also in place. The Treasury Middle Office Group monitors counterparty limits, evaluates the mark-to-market impact on various positions taken by dealers and monitors market risk exposure of the investment portfolio and adherence to various market risk limits.

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

Operational Controls and Procedures for Corporate Banking

Our operations in respect of corporate banking products and services are centralized in Mumbai. These centralized operations comprise separate operations teams for trade finance, cash management and general banking operations. The centralized operations teams process transactions after verification of credit authorisations, as well as applicable regulations, particularly in respect of international trade finance transactions. This unit also processes transactions for small enterprise customers.

Operational Controls and Procedures in Rural Operations

A majority of ICICI Bank's rural asset operations are centralized at Mumbai where the central operations unit is located. The central unit  houses teams that support operations relating to retail rural asset products across the country. The central operations unit carries out accounting, reconciliation and repayment management activities for all rural asset products. The rural hubs manage disbursement of approved credit facilities. There are no manual issuances of disbursement cheques thus reducing any operational risk on  account of manual intervention in the processes. No single team has the full authority to complete a transaction and carry out financial reconciliation. Each activity is segregated and carried out by an independent team. At the design stage of any product/process, operations units play a vital role in ensuring that all operational and other risks are identified and mitigants are designed to ensure smooth operations of the product. The operations group has roving audit managers who visit all hubs across the country for surprise audits. These audit managers monitor adherence to controls and procedures and record and report deviations to facilitate corrective action.

Anti money Laundering Controls

Our board of directors approved a group anti-money laundering policy in January 2004, which established the standards of anti-money laundering compliance. The group anti-money laundering policy was revised in December 2004, April 2006 and in April 2007 in view of the requirements of the Reserve Bank of India guidelines, issued from time to time. The group anti-money laundering policy is applicable to all our activities. The unique anti-money laundering regulatory requirements for overseas units are provided separately as an addendum to the group anti-money laundering policy. Our anti-money laundering standards are primarily based on two pillars, namely, know your customer and monitoring/reporting of suspicious transactions. The group anti-money laundering policy specifies a risk-based approach in implementing the anti-money laundering framework. The business units are required to undertake risk profiling of various customer segments and products, and to classify them into high, medium and low-risk categories. The anti-money laundering framework seeks to institute a process of customer identification and verification depending on the nature or status of the customer and the type of transaction. In respect of unusual or suspicious transactions or when the customer moves from a low-risk to high-risk profile, appropriate enhanced due-diligence measures are required to be adopted. The policy also requires that reports of specified cash transactions and suspicious transactions be submitted to the Financial Intelligence Unit, India (FIU-IND) constituted under the Prevention of Money Laundering Act, 2002 and the rules notified thereunder. The Audit Committee of our board of directors supervises the implementation of the anti-money laundering framework. A money laundering reporting officer has been designated to monitor the day-to-day implementation of the anti-money laundering policy and procedures. Our Committee of Directors has also approved a customer acceptance policy, which forms an integral part of the group anti money laundering policy. Further, appropriate know your customer/transaction monitoring procedures for various products and customer segments have also been laid down. Suitable training programs on awareness of anti-money laundering are organized for the employees on a periodic basis.

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

Legal and Regulatory Risk

We are involved in various litigations and are subject to a wide variety of banking and financial services laws and regulations in each of the jurisdictions in which we operate. We are also subject to a large number of regulatory and enforcement authorities in each of these jurisdictions. The uncertainty of the enforceability of the obligations of our customers and counter-parties, including the foreclosure on collateral, creates legal risk. Changes in laws and regulations could adversely affect us. Legal risk is higher in new areas of business where the law is often untested by the courts. We seek to minimise legal risk by using stringent legal documentation, employing procedures designed to ensure that transactions are properly authorised and consulting internal and external legal advisors. See “Legal and Regulatory Proceedings”, “Risk Factors—Risks Relating to Our Business— We are subject to legal and regulatory risk which may adversely affect our business and the price of our equity shares and ADSs.”, “ - We have experienced rapid international growth in the last three years which has increased the complexity of the risks that we face”, “ - We are subject to legal and regulatory risk which may adversely affect our business and the price of our equity shares and ADSs.” and “—Regulatory changes in India or other jurisdictions in which we operate could adversely affect our business”.

Derivative Instruments Risk

We enter into interest rate and currency derivative transactions primarily for the purpose of hedging interest rate and foreign exchange mismatches and also engage in trading of derivative instruments on our own account. We provide derivative services to selected major corporate customers and other domestic and international financial institutions, including foreign currency forward transactions and foreign currency and interest rate swaps. We also invest in credit derivatives through our overseas branches and banking subsidiaries. Our derivative transactions are subject to counterparty risk to the extent particular obligors are unable to make payment on contracts when due.

Risk management in key subsidiaries

ICICI Securities Primary Dealership is a primary dealer and has government of India securities as a significant proportion of its portfolio. The Corporate Risk Management Group at ICICI Securities Primary Dealership develops the risk management policies for the organization. The main objective of the group is to ensure adherence to risk management practices to mitigate the risks, primarily credit and market risks, involved in the various businesses of the company. The group continuously develops and enhances its risk management and control procedures. Further, the Risk Management Committee is responsible for analyzing and monitoring the risks associated with the different business activities of ICICI Securities Primary Dealership and ensuring adherence to the risk and investment limits approved by the board of directors.

ICICI Prudential Life Insurance is exposed to business risks arising out of the nature of products and underwriting, and market risk arising out of the investments made out of the corpus of premiums collected and the returns guaranteed to policyholders. The Risk Management and Audit Committee of its board of directors is responsible for oversight of the risk management and internal control functions. For managing investment risk, the company has a prudent investment strategy to optimize risk adjusted returns. Its asset-liability management framework is designed to cushion and mitigate the investment related risks of assets. The assets under management for the linked portfolio, in respect of which there is minimal asset-liability mismatch risk, amounts to over 85% of the policyholders’ funds. As part of asset-liability management for the non-linked portfolio, ICICI Prudential Life Insurance has hedged the single premium non-participating portfolio by duration matching, re-balanced monthly. On the participating portfolio, the asset allocation strategy, which includes investments in equities, is designed to achieve the twin objectives of managing base guarantees and maximizing returns. The equity portfolio is benchmarked against a market index. In addition, there are exposure limits to companies, groups and industries. For mitigating operational risks, the management assesses and rates the various operational risks and prepares a mitigation plan. The internal audit department performs risk-based audit and reports the findings to the Audit Committee.

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

Controls and Procedures

We carried out an evaluation under the supervision and with the participation of the Management, including the Managing Director & Chief Executive Officer (CEO) and the Group Chief Financial Officer (CFO), of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act as of March 31, 2007.

As a result, it has been concluded that, as of the end of the period covered by this report, the disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

However, as a result of our evaluation, we noted certain areas where our processes and controls could be improved. We are committed to continuing to implement and improve internal controls and our risk management processes, and this remains a key priority for us. The Group also has a process whereby business and financial officers throughout the group attest to the accuracy of financial information reported in corporate systems as well as the effectiveness of disclosure controls, procedures and processes.

There are inherent limitations to the effectiveness of any system especially of disclosure controls and procedures, including the possibility of human error, circumvention or overriding of the controls and procedures, in a fast changing environment or when entering new areas of business or expanding geographic reach. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

The Group is experiencing significant growth in a fast changing environment, and the Management is aware that this may pose significant challenges to the control framework. For example, ICICI Bank is focusing on financing the rural, micro banking and agricultural business as a key business area where it is a recent entrant and is in the process of strengthening controls. Whilst ICICI Bank has also taken appropriate steps to minimize the fraud risk in financing the rural, micro banking and agricultural business, during the financial year ended March 31, 2007, a provision of Rs. 0.9 billion (USS$ 22 million) was made on account of identified frauds in warehouse receipt financing business of agricultural credit. See “Risk Factors – Risks Relating to Our Business – Our rapid retail expansion in India and our rural initiative expose us to increased risks that may adversely affect our business.” The increasing size of our treasury operations, which use automated control and recording systems as well as manual checks and record keeping, exposes us to the risk of errors in control and record keeping. See “Risk Factors – Risks Relating to Our Business – There is operational risk associated with our industry which, when realized, may have an adverse impact on our business”.

Management’s report on internal control over financial reporting

The Management of ICICI Group is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act). ICICI Group’s internal control system has been designed to provide reasonable assurance regarding the reliability of financial reporting and preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles.

Management maintains an internal control system intended to ensure that financial reporting provide reasonable assurance that transactions are executed in accordance with the authorizations of Management and the Directors, assets are safeguarded and financial records are reliable.

The Group’s internal controls include policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect in reasonable detail the transactions and dispositions of assets of the Group;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Group’s receipts and expenditures are made only in accordance with authorizations of  Management and the Directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Group’s assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations, and may not prevent or detect mis-statements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management assessed the effectiveness of internal control over financial reporting as of March 31, 2007 based on criteria set for by the Committee of Sponsoring Organisations of Treadway Commission in Internal Control-

Integrated Framework. Based on the assessment, Management concluded that ICICI Group’s internal control over financial reporting was effective as of March 31, 2007. Management’s assessment of the effectiveness of ICICI Group’s internal control over financial reporting as of March 31, 2007 has been audited by KPMG, an independent registered public accounting firm, as stated in their attestation report which is included herein.

Change in internal control over financial reporting

No change in the Group’s internal control over financial reporting occurred during the period covered by this annual report that has materially affected or is reasonably likely to materially affect the Group’s internal control over financial reporting.

Loan Portfolio

Our gross loan portfolio was Rs. 2,137.1  billion (US$ 49.5 billion) at year-end fiscal 2007, an increase of 35.5% over the gross loan portfolio of Rs. 1,577.1 billion (US$ 36.6 billion) at year-end fiscal 2006. At year-end fiscal 2006, the gross loan portfolio increased 60.9% to Rs. 1,577.1 billion (US$ 36.6 billion) as compared to the gross loan portfolio of Rs. 980.4 billion (US$ 22.7 billion) at year-end fiscal 2005. At year-end fiscal 2007, approximately 81.8% of our gross loans were rupee loans.

Loan Portfolio by Categories

The following table sets forth, at the dates indicated, our gross rupee and foreign currency loans by business category.

	At March 31,
	2003	2004	2005	2006	2007
	(in millions)
Consumer loans and credit card receivables(1)	Rs. 179,646	Rs. 281,946	Rs. 532,138	Rs. 910,871	Rs. 1,276,977	US$ 29,628
Rupee	179,646	281,494	526,541	895,116	1,248,484	28,967
Foreign currency	-	452	5,597	15,755	28,493	661
Commercial, financial, agricultural and others	397,609	393,642	447,359	665,549	859,562	19,944
Rupee	310,876	300,985	301,800	449,160	495,464	11,496
Foreign currency	86,733	92,657	145,559	216,389	364,098	8,448
Leasing and related activities(2)	1,046	1,401	885	736	569	13
Rupee	1,046	1,401	885	695	569	13
Foreign currency	-	-	-	41	-	-
Gross loans	578,301	676,989	980,382	1,577,156	2,137,108	49,585
Rupee	491,568	583,880	829,226	1,344,971	1,744,517	40,776
Foreign currency	86,733	93,109	151,156	232,185	392,591	9109
Total gross loans	578,301	676,989	980,382	1,577,156	2,137,108	49,585
Allowance for loan losses	(39,212)	(27,510)	(16,282)	(14,553)	(23,114)	(536)
Net loans	Rs. 539,089	Rs. 649,479	Rs. 964,100	Rs. 1,562,603	Rs. 2,113,994	US$ 49,049

(1)	Includes home loans, automobile loans, commercial business loans, two wheeler loans, personal loans, credit card receivables and farm equipment loans.
(2)	Leasing and related activities includes leasing and hire purchase.

Our gross consumer loans and credit card receivables increased to Rs. 1,277.0 billion (US$ 29.6 billion), constituting 59.8% of our gross loans at year-end fiscal 2007 from Rs. 910.9 billion (US$ 21.1 billion), constituting 57.8% of our gross loans at year-end fiscal 2006. Our gross foreign currency loans increased from Rs. 232.2 billion (US$ 5.4 billion), constituting 14.7% of our total gross loans at year-end fiscal 2006 to Rs. 392.6 billion (US$ 9.1 billion), constituting 18.4% of our total gross loans at year-end fiscal 2007.

At year-end fiscal 2007, we had no cross-border outstandings (defined as loans in a non-local currency) over 1% of our assets in any country except in the United Kingdom where we had a significant amount of loans to UK borrowers denominated in dollars.

Collateral – Completion, Perfection and Enforcement

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

There can be delays in completion of security interests by our borrowers or security providers, and we regularly review the status of security to be created, and have follow up mechanisms for ensuring due completion of security. The delays could be due to time taken for acquisition of the asset on which security interest is to be created (or formalities related thereto), obtaining of requisite consents including legal, statutory or contractual obligations to obtain such consents, obtaining of legal opinions as to title, availability of requisite consents and ability of the borrower or security providers to create valid, legal and enforceable security interests in the relevant jurisdictions and negotiation of terms for security interests.

Corporate finance and project finance loans are typically secured by a first lien on fixed assets, which normally consists of property, plant and equipment. These security interests are perfected by the registration of these interests within time limits stipulated under the Companies Act with the Registrar of Companies pursuant to the provisions of the Companies Act when our clients are constituted as companies. Perfection of security interests in immovable property requires a no-objection certificate from the income tax authorities. This registration amounts to a constructive public notice to other business entities of security interests created by such companies. We may also take security of a pledge of financial assets like marketable securities (for which perfection of security interests by registration with the Registrar of Companies is not mandatory for companies under the Companies Act), and obtain corporate guarantees and personal guarantees wherever appropriate.

Working capital loans are typically secured by a first lien on current assets, which normally consist of inventory and receivables. Additionally, in some cases, we may take further security of a first or second lien on fixed assets, a pledge of financial assets like marketable securities, or obtain corporate guarantees and personal guarantees wherever appropriate.

A substantial portion of our loans to retail customers (other than personal loans and credit card receivables, which are unsecured) is also secured by a first and exclusive lien on the assets financed (predominantly property and vehicles).

We are entitled in terms of our security documents to repossess security comprising assets such as plant, equipment and vehicles without reference to the courts or tribunals unless a client makes a reference to such courts or tribunals to stay our actions.

Separately, in India, foreclosure on collateral of property generally requires a written petition to an Indian court or tribunal based on amounts sought to be recovered. An application, when made, may be subject to delays and administrative requirements that may result, or be accompanied by, a decrease in the value of the collateral. These delays can last for several years leading to deterioration in the physical condition and market value of the collateral. In the event a corporate borrower makes an application for relief to a specialized authority called the Board for Industrial and Financial Reconstruction, foreclosure and enforceability of collateral is stayed. In fiscal 2003, the Indian Parliament passed the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002, as amended, which strengthened the ability of lenders to resolve non-performing assets by granting them greater rights as to enforcement of security including over immovable property and recovery of dues, without reference to the courts or tribunals including the abatement of references to the Board for Industrial and Financial Reconstruction. See “Overview of the Indian Financial Sector – Recent Structural Reforms – Legislative Framework for Recovery of Debts due to Banks”.

In case of consumer instalment loans, we obtain direct debit mandates or post-dated checks towards repayment on pre-specified dates. Post dated checks, if dishonored entitle us on occurrence of certain events to initiate criminal proceedings against the issuer of the checks.

We recognize that our ability to realize the full value of the collateral in respect of current assets is difficult, due to, among other things, delays on our part in taking immediate action, delays in bankruptcy foreclosure proceedings, defects in the perfection of collateral (including due to inability to obtain approvals that may be required from various persons, agencies or authorities) and fraudulent transfers by borrowers and other factors, including current legislative provisions or changes thereto and past or future judicial pronouncements. However, cash credit facilities are so structured that we are able to capture the cash flows of our customers for recovery of past due amounts. In addition, we generally have a right of set-off for amounts due to us on these facilities. Also, we regularly monitor the cash flows of our working capital loan customers so that we can take any actions required before the loan becomes impaired. On a case-by-case basis, we may also stop or limit the borrower from drawing further credit from its facility.

Loan Concentration

We follow a policy of portfolio diversification and evaluate our total financing exposure in a particular industry in light of our forecasts of growth and profitability for that industry. ICICI Bank’s Global Credit Risk Management Group monitors all major sectors of the economy and specifically follows industries in which ICICI Bank has credit exposures. We seek to respond to any economic weakness in an industrial segment by restricting new credits to that industry segment and any growth in an industrial segment by increasing new credits to that industry segment, resulting in active portfolio management. ICICI Bank’s policy is to limit its loan portfolio to any particular industry (other than retail loans) to 15.0% of total exposure. We identified retail finance as an area with potential for growth and sought to increase our financing to retail finance. We believe that retail finance offers significant risk diversification benefits as the credit risk is spread over a large number of relatively small individual loans. The growth of our retail finance portfolio has been the principal driver of our portfolio diversification strategy. Our loans and advances to retail finance constituted 63.8% of our gross loans and advances at year-end fiscal 2007 compared to 62.2% at year-end fiscal 2006 and 60.8% at year-end fiscal 2005.

Pursuant to the guidelines of the Reserve Bank of India, our credit exposure to individual borrowers must not exceed 15.0% of our capital funds, comprising Tier 1 and Tier 2 capital calculated pursuant to the guidelines of the Reserve Bank of India, under Indian GAAP. Credit exposure to individual borrowers may exceed the exposure norm of 15.0% of our capital funds by an additional 5.0% (i.e. up to 20.0%) provided the additional credit exposure is on account of infrastructure financing. Our exposure to a group of companies under the same management control must not exceed 40.0% of our capital funds unless the exposure is in respect of an infrastructure project. The exposure to a group of companies under the same management control, including exposure to infrastructure projects, may be up to 50.0% of our capital funds. With effect from June 1, 2004, banks may, in exceptional circumstances, with the approval of their boards, enhance the exposure by 5.0% of capital funds (i.e., 20.0% of capital funds for an individual borrower and 45.0% of capital funds for a group of companies under same management), making appropriate disclosures in their annual reports. Exposure for funded facilities is calculated as the total committed credit and investment sanctions or the outstanding funded amount, whichever is higher (for term loans, as undisbursed commitments plus the outstanding amount). Exposure for non-funded facilities is calculated as 100.0% of the committed amount or the outstanding non-funded amount whichever is higher. At year-end fiscal 2007, we were in compliance with these guidelines.

At year-end fiscal 2007, our largest non-bank borrower accounted for approximately 12.4% of our capital funds. The largest group of companies under the same management control accounted for approximately 29.9% of our capital funds.

The following table sets forth, at the dates indicated, the composition of our gross advances (net of write-offs).

	As at March 31,
	2003		2004		2005		2006		2007
	(Rs. in millions, except percentages)

	Rs	%	Rs	%	Rs	%	Rs	%	Rs	US$	%
Retail finance(1)	202,320	34.9%	360,228	53.2%	596,027	60.8%	981,550	62.2%	1,364,472	31,658	63.8%
Services - finance	5,224	0.9%	10,632	1.6%	27,508	2.8%	74,356	4.7%	111,500	2,587	5.2%
Services - non finance	23,308	4.0%	18,099	2.7%	18,648	1.9%	47,289	3.0%	64,342	1,493	3.0%
Chemicals & fertilizers	24,624	4.3%	21,307	3.1%	18,372	1.9%	32,241	2.1%	53,768	1,248	2.5%
Iron & steel and products	66,286	11.4%	55,377	8.2%	51,557	5.3%	51,717	3.3%	52,071	1,208	2.5%
Food & beverages	13,862	2.4%	11,914	1.7%	16,956	1.7%	41,491	2.6%	50,863	1,180	2.4%
Crude petroleum/ refining & petrochemicals	29,212	5.0%	24,761	3.6%	44,422	4.5%	46,185	2.9%	49,656	1,152	2.3%
Power	36,816	6.4%	25,223	3.7%	18,217	1.9%	28,127	1.8%	41,917	973	2.0%
Road, port, telecom, urban development & other infrastructure	18,698	3.2%	20,863	3.1%	35,519	3.6%	30,114	1.9%	29,873	693	1.4%
Wholesale / retail trade	933	0.2%	650	0.1%	9,867	1.0%	14,842	1.0%	28,625	664	1.3%
Electronics & engineering	34,085	5.9%	26,852	4.0%	19,742	2.0%	24,129	1.5%	21,863	507	1.0%
Metal & products (excluding iron & steel)	5,392	0.9%	10,373	1.5%	15,552	1.6%	19,335	1.2%	10,672	248	0.5%
Others (2)	118,926	20.5%	91,206	13.5%	108,230	11.0%	186,006	11.8%	257,993	5,986	12.1%
Gross loans	579,686	100%	677,485	100%	980,617	100%	1,577,382	100%	2,137,615	49,597	100%
Allowance for loan losses and interest suspense	(40,597)		(28,006)		(16,517)		(14,779)		(23,621)	(548)
Net loans	539,089		649,479		964,100		1,562,603		2,113,994	49049

(1)	Includes home loans, automobile loans, commercial business loans, two wheeler loans, personal loans, credit cards receivables, dealer funding, developer financing and overdraft products.
(2)
Others primarily include textiles, shipping, construction, manufacturing products (excluding iron & steel), cement, automobiles, drugs & pharmaceuticals, gems & jewellery, fast moving consumer goods, mining.

Our gross loan portfolio at year-end fiscal 2007 increased by 35.5% compared to the gross loan portfolio at year-end fiscal 2006. The largest increase was in retail finance, which was 63.8% of gross loans at year-end fiscal 2007 compared to 62.2% at year-end fiscal 2006 and 60.8% at year-end fiscal 2005. Our gross loans to the services - finance sector as a percentage of gross loans increased to 5.2% at year-end fiscal 2007 compared to 4.7% at year-end fiscal 2006. Our gross loans to the iron and steel sector as a percentage of gross loans decreased to 2.5% at year-end fiscal 2007 compared to 3.3% at year-end fiscal 2006.

At year-end fiscal 2007, our 20 largest borrowers accounted for approximately 9.3% of our gross loan portfolio, with the largest borrower accounting for approximately 1.3% of our gross loan portfolio. The largest group of companies under the same management control accounted for approximately 2.4% of our gross loan portfolio.

Geographic Diversity

Our portfolios are geographically diversified throughout India. The state of Maharashtra accounted for the largest proportion of our gross loans outstanding at year-end fiscal 2007.

Directed Lending

The Reserve Bank of India requires banks to lend to certain sectors of the economy. Such directed lending comprises priority sector lending, export credit and housing finance.

Priority Sector Lending

Till fiscal 2007, the Reserve Bank of India guidelines required banks to lend 40.0% of their net bank credit (total domestic loans less marketable debt instruments and certain exemptions permitted by the Reserve Bank of India from time to time) as of the last reporting Friday of a fiscal year to certain specified sectors called priority sectors. Priority sectors included small-scale industries, the agricultural sector, food and agri-based industries, small businesses and housing finance up to certain limits. Out of the 40.0%, banks were required to lend a minimum of 18.0% of their net bank credit to the agriculture sector and the balance to certain specified sectors, including small scale industries (defined as manufacturing, processing and services businesses with a certain limit on investment in plant and machinery), small businesses, including retail merchants, professional and other self employed persons and road and water transport operators, housing loans up to certain limits and to specified state financial corporations and state industrial development corporations. In its letter dated April 26, 2002 granting its approval for the amalgamation, the Reserve Bank of India stipulated that since ICICI’s loans transferred to ICICI Bank were not subject to the priority sector lending requirement, ICICI Bank is required to maintain priority sector lending of 50.0% of its net bank credit on the residual portion of its advances (i.e. the portion of our total advances excluding advances of ICICI at year-end fiscal, 2002, henceforth referred to as residual net bank credit). This additional 10.0% priority sector lending requirement will apply until such time as ICICI Bank's aggregate priority sector advances reach a level of 40.0% of its total net bank credit. The Reserve Bank of India’s existing instructions on sub-targets under priority sector lending and eligibility of certain types of investments/ funds for qualification as priority sector advances apply to ICICI Bank.

We report our priority sector loans to the Reserve Bank of India on a quarterly basis. The loans reported are as on the last “reporting Friday” of the quarter. At March 30, 2007, which was the last reporting Friday for fiscal  2007, ICICI Bank's priority sector loans were Rs. 574.6 billion (US$ 13.3 billion), constituting 45.9% of its residual net bank credit against the requirement of 50.0%.

The following table sets forth, for the periods indicated, ICICI Bank's priority sector loans, classified by the type of borrower, as at the last reporting Friday of fiscal 2007.

	At March 30,
	2007 (Rs.)	2007 (US$)	% of total priority sector lending	% of residual net bank credit
	(in millions, except percentages)
Small scale industries(1)	3,235	75	0.6%	0.3%
Others including residential mortgage less than Rs. 1.5 million and small businesses	379,998	8,817	66.1%	30.3%
Agricultural sector (2)	191,337	4,439	33.3%	15.3%
Total	574,570	13,331	100.0%	45.9%

(1)	Small scale industries are defined as manufacturing, processing and services businesses with a limit of Rs. 10.0 million (US$ 232,019) on investment in plant and machinery
(2)	Includes direct agriculture lending of Rs. 91.6 billion (US$ 2.1 billion) constituting 7.3% of our residual net bank credit against the requirement of 13.5%

The Reserve Bank India has issued revised guidelines applicable from fiscal 2008 on lending to priority sectors.

The guidelines have linked the priority sector lending targets to adjusted net bank credit (net bank credit plus investments made by banks in non-statutory liquidity bonds included in the held to maturity category and excluding recapitalisation bonds issued by the government) or credit equivalent amount of off-balance sheet exposure, whichever is higher. Under the revised guidelines the limit for housing loans eligible for priority sector lending has been increased from Rs. 1.5 million (US$ 34,803) to Rs. 2.0 million (US$ 46,404) per borrower. The guidelines have capped eligible direct agriculture finance to non-individuals (i.e. partnership firms, corporates and institutions) at Rs. 10.0 million (US$ 232,019) per borrower. One-third of loans in excess of Rs. 10.0 million (US$ 232,019) per borrower would also be considered as direct finance while the remaining two-thirds would constitute indirect finance.

In addition fresh investments made by banks with National Bank of Agriculture and Rural Development in lieu of non achievement of priority sector lending targets will no longer be considered as indirect finance subsequent to end fiscal 2007. However, the existing investments in such bonds would continue to be classified as indirect agriculture finance till 2010.

ICICI Bank is required to comply with the priority sector lending requirements as on the last reporting Friday of March of each fiscal year. Any shortfall in the amount required to be lent to the priority sectors may be required to be deposited with government sponsored Indian development banks like the National Bank for Agriculture and Rural Development and the Small Industries Development Bank of India. These deposits have a maturity of up to seven years and carry interest rates lower than market rates. See “Supervision and Regulation – Directed Lending – Priority Sector Lending”.

Export Credit

As part of directed lending, the Reserve Bank of India also requires banks to make loans to exporters at concessional rates of interest. Export credit is provided for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies. At the end of the any fiscal year, 12.0% of a bank’s net bank credit is required to be in the form of export credit. This requirement is in addition to the priority sector lending requirement but credits extended to exporters that are small scale industries or small businesses may also meet part of the priority sector lending requirement. The Reserve Bank of India provides export refinancing for an eligible portion of total outstanding export loans at the bank rate prevailing in India from time to time. The interest income earned on export credits is supplemented through fees and commissions earned from these exporter customers from other fee-based products and services taken by them from us, such as foreign exchange products and bill handling. At March 30, 2007 (last reporting Friday for fiscal 2007), our export credit was Rs. 10.2 billion (US$ 237 million), constituting 0.8% of our residual net bank credit.

Housing Finance

The Reserve Bank of India requires banks to lend up to 3.0% of their incremental deposits in the previous fiscal year for housing finance. This can be in the form of home loans to individuals or investments in the debentures and bonds of the National Housing Bank and housing development institutions recognized by the government of India. At March 30, 2007 (last reporting Friday for March 2007), ICICI Bank's housing finance loans qualifying as priority sector loans were Rs. 286.9 billion (US$ 6.7 billion) and was well above the minimum requirement prescribed by the Reserve Bank of India.

Loan pricing

As required by the Reserve Bank of India guidelines and the advice issued by the Indian Banks' Association effective January 1, 2004, we price our loans (other than fixed rate loans and certain categories of loans to individuals and agencies specified by the Indian Banks' Association, including among others, loans to individuals for acquiring residential properties, loans for purchase of consumer durables, non-priority sector personal loans and loans to individuals against shares, debentures, bonds and other securities) with reference to a benchmark prime lending rate, called the ICICI Bank Benchmark Advance Rate. The Asset Liability Management Committee of our board of directors fixes the ICICI Benchmark Advance Rate based on cost of funds, cost of operations and credit charge as well as yield curve factors, such as interest rate and inflation expectations, as well as market demand for loans of a certain term. The ICICI Benchmark Advance Rate is 15.75% per annum payable monthly, effective April 1, 2007. The lending rates comprise ICICI Benchmark Advance Rate, term premium and transaction-specific credit and other charges.

Classification of Loans

We classify our assets as performing and non-performing in accordance with the Reserve Bank of India’s guidelines except in the case of ICICI Home Finance Company and our banking subsidiaries in Canada, Russia and the United Kingdom. ICICI Home Finance Company classifies loans and other credit facilities as per the National Housing Bank guidelines. Loans of our Canadian, Russian and UK subsidiaries are classified as impaired when there is no longer a reasonable assurance of the timely collection of the full amount of principal or interest. Under the Reserve Bank of India guidelines, an asset is classified as non-performing if any amount of interest or principal remains overdue for more than 90 days (180 days until fiscal 2003), in respect of term loans. In respect of overdraft or cash credit, an asset is classified as non-performing if the account remains out of order for a period of 90 days (180 days until fiscal 2003) and in respect of bills, if the account remains overdue for more than 90 days (180 days until fiscal 2003). Further, non-performing assets are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India. The Reserve Bank of India has separate guidelines for restructured loans. See below “-Restructured Loans”.

The classification of assets as per the Reserve Bank of India guidelines is detailed below.

Standard assets:	Assets that do not disclose any problems or which do not carry more than normal risk attached to the business are classified as standard assets.
Sub-standard assets:	Sub-standard assets comprise assets that are non-performing for a period not exceeding 12 months (18 months until fiscal 2003)
Doubtful assets:	Doubtful assets comprise assets that are non-performing for more than 12 months. (18 months until fiscal 2003)
Loss assets:	Loss assets comprise assets (i) the losses on which are identified or (ii) that are considered uncollectable.

Our non-performing assets include loans and advances as well as credit substitutes, which are funded credit exposures. In compliance with regulations governing the presentation of financial information by banks, we report only non-performing loans and advances in our financial statements.

See also “Supervision and Regulation – Reserve Bank of India Regulations – Loan Loss Provisions and Non-performing Assets – Asset Classification.

Restructured Loans

The Reserve Bank of India has separate guidelines for restructured loans. A fully secured standard loan can be restructured by reschedulement of principal repayments and/or the interest element, but must be separately disclosed as a restructured loan in the year of restructuring. The amount of sacrifice, if any, in the element of interest, measured in present value terms, is either written off or provision is made to the extent of the sacrifice involved. Similar guidelines apply to sub-standard loans. The sub-standard accounts which have been subjected to restructuring, whether in respect of principal installment or interest amount are eligible to be upgraded to the standard category only after the specified period, i.e., a period of one year after the date when first payment of interest or of principal, whichever is earlier, falls due, subject to satisfactory performance during the period.

Provisioning and Write-Offs

We make provisions and write-offs in accordance with the Reserve Bank of India’s guidelines; see “Supervision and Regulation – Reserve Bank of India Regulations – Loan Loss Provisions and Non-Performing Assets – Provisioning and write-offs.”  The Reserve Bank of India guidelines on provisioning and write-offs are as described below.

Standard assets:
As per the Reserve Bank of India guidelines issued in September 2005, banks were required to make general provision at 0.40% on standard loans (excluding loans to the agriculture sector and to small and medium enterprises). As per the Reserve Bank of India guidelines issued in May 2006, the general provisions for personal loans, loans and advances qualifying as capital market exposure, residential housing loans beyond Rs. 2.0 million and commercial real estate loans was increased to 1.00% from 0.40%.

In January 2007, the Reserve Bank of India increased the provisioning requirement in respect of the loans to the real estate sector (excluding residential housing loans), outstanding credit card receivables, loans and advances qualifying as capital market exposure, personal loans and exposures to systemically important non-deposit taking non-banking finance companies to 2.00%.

Sub-standard assets:	A provision of 10% is required for all sub-standard assets. An additional provision of 10% is required for accounts that are ab initio unsecured.
Doubtful assets:
A 100% provision/write-off is required in respect of the unsecured portion of the doubtful asset. Until year-end fiscal 2004, a 20% to 50% provision was required for the secured portion as follows:
Up to one year: 20% provision;
One to three years: 30% provision; and
More than three years: 50% provision.
Effective the quarter ended June 30, 2004, a 100% provision is required for assets classified as doubtful for more than three years on or after April 1, 2004. In respect of assets classified as doubtful for more than three years at March 31, 2004, 60% to 100% provision on such secured portion was required as follows:
By March 31, 2005: 60% provision;
By March 31, 2006: 75% provision; and
By March 31, 2007: 100% provision.

Loss assets:	The entire asset is required to be written off or provided for.
Restructured loans:
A provision equal to the difference between the present values of the future interest as per the original loan agreement and the present values of future interest on the basis of rescheduled terms at the time of restructuring, is required to be made.

Our policy

Until fiscal 2004, ICICI Bank made provisions aggregating 50% of the secured portion of corporate non-performing assets over a three-year period instead of the five-and-a-half year period prescribed by the Reserve Bank of India. Effective fiscal 2005, ICICI Bank provides for corporate non-performing assets in line with the revised Reserve Bank of India guidelines requiring 100% provision over a five-year period. Loss assets and the unsecured portion of doubtful assets are fully provided for or written off. Additional provisions are made against specific non-performing assets if considered necessary by the management. For retail assets, subject to the minimum provisioning levels prescribed by the Reserve Bank of India, we make provisions on such homogenous loans at a portfolio level, based on ‘days past due’, less floating provisions held. Non-performing assets acquired from ICICI in the amalgamation were fair valued and additional provisions were recorded to reflect the fair valuation. We do not distinguish between provisions and write-offs while assessing the adequacy of our loan loss coverage, as both provisions and write-offs represent a reduction of the principal amount of a non-performing asset. In compliance with regulations governing the presentation of financial information by banks, we report non-performing assets net of cumulative write-offs in our financial statements.

For restructured loans, provisions are made in accordance with the guidelines issued by the Reserve Bank of India, which require that the difference between the present values of the future interest as per the original loan agreement and the present values of future interest on the basis of rescheduled terms be provided at the time of restructuring.

The following table sets forth, at the dates indicated, our gross restructured rupee and foreign currency loan portfolio by business category.

	At March 31,
	2003	2004	2005	2006	2007
	(in millions, except percentages)
Commercial, financial, agricultural and others (1)	Rs. 92,875	Rs. 75,454	Rs. 65,623	Rs. 55,463	Rs. 50,407	US$ 1,170
Rupee	51,439	60,796	52,245	49,582	45,965	1,067
Foreign currency	41,436	14,658	13,378	5,881	4,442	103
Total restructured loans	92,875	75,454	65,623	55,463	50,407	1,170
Rupee	51,439	60,796	52,245	49,582	45,965	1,067
Foreign currency	41,436	14,658	13,378	5,881	4,442	103
Gross restructured loans(3)	92,875	75,454	65,623	55,463	50,407	1,170
Provision for loan losses	(3,443)	(9,169)	(2,991)	(2,305)	(1,581)	(37)
Net restructured loans	Rs. 89,432	Rs. 66,285	Rs. 62,632	Rs. 53,158	Rs. 48,826	US$ 1,133

Gross customer assets (2)	Rs. 702,331	Rs. 772,986	Rs. 1,049,164	Rs. 1,638,525	Rs. 2,234,339	US$ 51,841
Net customer assets	651,885	736,297	1,029,299	1,622,675	2,209,078	51,255
Gross restructured loans as a percentage of gross customer assets	13.2%	9.8%	6.3%	3.4%	2.3%
Net restructured loans as a percentage of net customer assets	13.7%	9.0%	6.1%	3.3%	2.2%
___________
(1)	Includes working capital finance.
(2)	Customer assets include loans and credit substitutes.
(3)	Includes debentures.

In 1991, India commenced a program of industrial liberalization involving, among other things, the abolition of industrial licensing, reduction in import tariff barriers and greater access for foreign companies to the Indian markets. In the period following the opening up of the economy, a number of Indian companies commenced large projects in expectation of growth in demand in India. These projects had in general relatively high levels of debt relative to equity, given the inadequate depth in the equity capital markets in India at that time. During the 1990s, the Indian economy was impacted by negative trends in the global marketplace, particularly in the commodities markets, and recessionary conditions in various economies, which had impaired the operating environment for the industrial sector in India. The manufacturing sector was also impacted by several other factors, including increased competition arising from economic liberalisation in India and volatility in industrial growth and commodity prices. This had resulted in stress on the operating performance of Indian companies and an increase in the level of non-performing assets in the Indian financial system, including ICICI and us.

Certain Indian corporations have come to terms with this new competitive reality through a process of restructuring and repositioning, including rationalization of capital structures and production capacities. The increase in commodity prices since fiscal 2003 has had a favorable impact on the operations of corporations in several sectors. To create an institutional mechanism for the restructuring of corporate debt, the Reserve Bank of India has devised a corporate debt restructuring system. The objective of this framework is to ensure a timely and transparent mechanism for the restructuring of corporate debts of viable entities facing problems. The operation of this system led to the approval of restructuring programs for a large number of companies, which led to an increase in the level of restructured loans in the Indian financial system, including us. The restructured loans continue to be classified as such until they complete one year of payment in accordance with the restructured terms. Our net restructured standard loans were Rs. 48.8 billion (US$ 1.1 billion) at year-end fiscal 2007 compared to Rs. 53.2 billion (US$ 1.2 billion) at year-end fiscal 2006.

The following table sets forth, at the dates indicated, gross restructured loans by borrowers’ industry or economic activity and as a percentage of total gross restructured loans.

	At March 31,
	2003		2004		2005		2006		2007
	(in millions, except percentages)
	Rs.	%	Rs.	%	Rs.	%	Rs.	%	Rs.	US$	%
Crude petroleum/ refining and petrochemicals	2,972	3.2	19,642	26.0	17,661	26.9	19,169	34.6	21,004	487	41.7
Road, port, telecom, urban development and other infrastructure	2,314	2.5	10,276	13.6	15,255	23.2	18,733	33.8	17,790	413	35.3
Iron & steel and products	42,914	46.2	8,160	10.8	10,501	16.0	4,834	8.7	4,922	114	9.8
Metal & products (excluding iron and steel)	988	1.1	2,858	3.8	3,142	4.8	3,528	6.4	3,296	77	6.5
Cement	5,398	5.8	5,697	7.6	2,064	3.1	1,406	2.5	1,065	25	2.0
Chemicals & fertilizers	5,053	5.4	8,047	10.7	6,552	10.0	2,345	4.2	985	23	2.0
Shipping	541	0.6	-	-	497	0.8	798	1.4	839	19	1.7
Manufacturing products (excluding metals)	4,499	4.8	1,494	2.0	1,405	2.1	1,393	2.5	235	5	0.5
Automobile (including trucks)	6,631	7.1	6,606	8.8	2,429	3.7	391	0.7	151	4	0.3
Textiles	6,930	7.5	3,151	4.2	772	1.2	344	0.6	86	2	0.1
Food and beverages(1)	3,342	3.6	2,418	3.2	684	1.0	220	0.4	-	-	-
Electronics & engineering	6,364	6.9	4,407	5.8	1,234	1.9	565	1.0	-	-	-
Power	1,031	1.1	1,071	1.4	2,694	4.1	1,703	3.1	-	-	-
Others(2)	3,898	4.2	1,627	2.1	733	1.2	34	0.1	34	1	0.1
Gross restructured loans	92,875	100.0	75,454	100.0	65,623	100.0	55,463	100.0	50,407	1,170	100.0
Aggregate provision for loan losses	(3,443)		(9,169)		(2,991)		(2,305)		(1,581)	(37)
Net restructured loans	89,432		66,285		62,632		53,158		48,826	1,133
____________________
(1)	Includes sugar and tea.
(2)	Others primarily include construction, drugs and pharmaceuticals, gems and jewelery, fast moving consumer goods and mining.

The following table sets forth, at the dates indicated, our gross non-performing rupee and foreign currency customer asset portfolio by business category.

	At March 31,
	2003	2004	2005	2006	2007
	(in millions, except percentages)
Consumer loans & credit card receivables(1)	Rs. 1,121	Rs. 3,025	Rs. 8,063	Rs. 13,836	Rs. 30,000	US$ 696
Rupee	1,121	3,025	8,061	13,828	29,991	696
Foreign currency	-	-	2	8	9	-
Commercial, financial, agricultural and others (2)	57,483	37,677	26,826	9,187	12,200	283
Rupee	42,548	30,692	23,271	7,178	11,074	257
Foreign currency	14,935	6,985	3,555	2,009	1,126	26
Leasing and related activities	459	119	84	63	357	8
Rupee	459	119	84	63	357	8
Foreign currency	-	-	-	-	-	-
Total non-performing assets	59,063	40,821	34,973	23,086	42,557	987
Rupee	44,128	33,836	31,416	21,069	41,422	961
Foreign currency	14,935	6,985	3,557	2,017	1,135	26
Gross non-performing assets	59,063	40,821	34,973	23,086	42,557	987
Provision for loan losses	(26,922)	(19,829)	(14,606)	(12,009)	(21,745)	(504)
Interest suspended & ECGC claims(3)…...	(490)	(502)	(284)	(271)	(504)	(12)
Net non-performing assets	Rs. 31,651	Rs. 20,490	Rs. 20,083	Rs. 10,806	Rs. 20,308	US$ 471

Gross customer assets	Rs. 702,331	Rs. 772,986	Rs. 1,049,164	Rs. 1,638,525	Rs. 2,234,339	US$ 51,841
Net customer assets .	Rs. 651,885	Rs. 736,297	Rs. 1,029,299	Rs. 1,622,675	Rs. 2,209,078	US$ 51,255
Gross non-performing assets as a percentage of gross customer assets	8.4%	5.3%	3.3%	1.4%	1.9%
Net non-performing assets as a percentage of net customer assets	4.9%	2.8%	2.0%	0.7%	0.9%
____________________
(1)	Includes home loans, automobile loans, commercial business loans, two wheeler loans, personal loans, credit card receivables and farm equipment loans.
(2)	Includes working capital finance.
(3)	Including amounts claimed as recoverable from Export Credit Guarantee Corporation of India

The ratio of net non-performing assets to net customer assets was 0.9% at year-end fiscal 2007 as compared to 0.7% at year-end fiscal 2006. At year-end fiscal 2007, the gross non-performing assets (net of write-offs) were Rs. 42.6 billion (US$ 987 million) compared to Rs. 23.1 billion (US$ 536 million) at year-end fiscal 2006. Gross of technical write-offs, the gross non-performing assets at year-end fiscal 2007 were Rs. 48.9 billon (US$ 1.1 billion) compared to Rs. 29.8 billion (US$ 691 million) at year-end fiscal 2006. The coverage ratio (i.e. total provisions and technical write-offs made against non-performing assets as a percentage of gross non-performing assets) at year-end fiscal 2007 was 58.4% compared to 63.7% at year-end fiscal 2006.

The following table sets forth, at the dates indicated, gross non-performing assets by borrowers' industry or economic activity and as a percentage of total non-performing assets.

	At March 31,
	2003		2004		2005		2006		2007
	(in millions, except percentages)
	Rs.	%	Rs.	%	Rs.	%	Rs.	%	Rs.	US$	%
Chemicals and fertilizers	9,582	16.3	4,930	12.1	2,956	8.4	1,654	7.2	1,642	38	3.9
Food and beverages(1)	3,159	5.3	1,981	4.8	947	2.7	670	2.9	1,247	29	2.9
Textiles	15,085	25.5	8,051	19.7	4,185	12.0	1,675	7.3	834	19	2.0
Iron & steel and products	7,672	13.0	1,362	3.3	745	2.1	210	0.9	772	18	1.8
Services – Non finance	1,182	2.0	1,351	3.3	934	2.7	976	4.2	632	15	1.5
Electronics & engineering	5,150	8.7	3,452	8.5	2,816	8.1	550	2.4	626	14	1.5
Services- finance	2,161	3.7	1,090	2.7	936	2.7	126	0.5	195	5	0.5
Paper and paper products	1,734	2.9	507	1.2	289	0.8	74	0.3	66	2	0.2
Automobiles (including trucks)	748	1.3	675	1.6	681	1.9	32	0.1	61	1	0.1
Metal & products (excluding iron & steel)	3,213	5.4	1,934	4.7	174	0.5	11	0.1	11	-	0.1
Road, port, telecom, urban development & other infrastructure	180	0.3	73	0.2	2,141	6.1	-	-	-	-	-
Power	623	1.1	6,200	15.2	7,373	21.1	-	-	-	-	-
Cement	1,623	2.7	1,545	3.8	180	0.5	-	-	-	-	-

Retail finance(2)	1,134	1.9	3,580	8.8	8,452	24.2	14,423	62.5	31,316	727	73.6
Others(3)	5,817	9.9	4,090	10.1	2,164	6.2	2,685	11.6	5,155	119	11.9
Gross non-performing assets	59,063	100.0	40,821	100.0	34,973	100.0	23,086	100.0	42,557	987	100.0
Aggregate provision for loan losses	(26,922)		(19,829)		(14,606)		(12,009)		(21,745)	(504)
Interest suspended & ECGC claims(4)	(490)		(502)		(284)		(271)		(504)	(12)
Net non-performing assets	31,651		20,490		20,083		10,806		20,308	471
____________________
(1)	Includes sugar and tea.
(2)	Includes home loans, automobile loans, commercial business loans, two wheeler loans, personal loans, credit cards receivables, retail overdraft loans, dealer funding and developer financing.
(3)	Others primarily include shipping, construction, crude petroleum, drugs & pharmaceuticals, gems & jewellery, fast moving consumer goods and mining.
(4)	Includes amounts claimed as recoverable from Export Credit Guarantee Corporation of India.

Gross retail non-performing loans increased from Rs. 14.4 billion (US$ 334 million) at year-end fiscal 2006 to Rs. 31.3 billion (US$ 726 million) at year-end fiscal 2007, primarily due to the growth of the retail portfolio and an increase in the proportion of non-collateralized loans and credit card receivables in the retail portfolio. The net non-performing assets in the retail portfolio at year-end fiscal 2007 were 1.2% of net retail assets. Retail non-performing loans constituted 73.6% of total non-performing assets at year-end fiscal 2007 compared to 62.5% at year-end fiscal 2006, due to a reduction in non-performing loans excluding retail loans, and an increase in retail non-performing loans, particularly in the non-collateralized portfolio, in line with the growth in the retail portfolio. At year-end fiscal 2007, gross non-performing loans in the non-collateralized retail portfolio (including overdraft financing against automobiles) were about  8.8% of gross non-collateralized retail loans and net non-performing loans in the non-collateralized retail portfolio were about 3.9% of net non-collateralized retail loans.

The ten largest net non-performing assets were approximately 8.0% of total net non-performing assets at year-end fiscal 2007.

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

The Securitisation Act has strengthened the ability of lenders to resolve non-performing assets by granting them greater rights as to enforcement of security and recovery of dues from corporate borrowers. The Securitisation Act and guidelines issued by the Reserve Bank of India have permitted the setting up of asset reconstruction companies to acquire financial assets by banks and financial institutions. The Reserve Bank of India has issued guidelines to banks on the process to be followed for sales of financial assets to asset reconstruction companies. These guidelines provide that a bank may sell financial assets to an asset reconstruction company provided the asset is a non-performing asset. (See “Supervision and Regulation — Reserve Bank of India Regulations — Regulations relating to Sale of Assets to Asset Reconstruction Companies”). We sold Rs. 8.2 billion (US$ 190 million) of our net non-performing assets during fiscal 2007 and Rs. 4.8 billion (US$ 111 million) of our net non-performing assets during fiscal 2006 to Asset Reconstruction Company (India) Limited, a reconstruction company registered with the Reserve Bank of India.

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

Our loans have historically been sufficiently over-collateralized so that once collateral is realized we recover a substantial amount of our loan outstanding. However, recoveries may be subject to delays of up to several years, due to the long legal process in India. This leads to delay in enforcement and realization of collateral. We maintain the non-performing assets on our books for as long as the enforcement process is ongoing. Accordingly, a non-performing asset may continue for a long time in our portfolio until the settlement of loan account or realization of collateral, which may be longer than that for US banks under similar circumstances.

See also “— Loan portfolio — Collateral — Completion, Perfection and Enforcement”.

Provision for Loan Losses

The following table sets forth, at the dates indicated, movement in our provisions for loan losses for non-performing customer assets.

	At March 31,
	2003	2004	2005	2006	2007	2007
	(in millions)
Aggregate provision for loan losses at the beginning of the year	Rs. 26,010	Rs. 26,922	Rs. 19,829	Rs. 14,606	Rs. 12,009	US$ 279
Add: Provisions for loan losses
Consumer loans & credit card receivables(1)	241	510	4,357	1,938	8,821	204
Commercial, financial, agricultural and others(2)	6,759	3,174	(140)	1,453	2,463	57
Leasing & related activities	10	(68)	(11)	(18)	48	1
Total provisions for loan losses, net of releases of provisions	Rs. 33,020	Rs. 30,538	Rs. 24,035	Rs. 17,979	Rs. 23,341	US$ 541
Loans charged-off	(6,098)	(10,709)	(9,429)	(5,970)	(1,596)	(37)
Aggregate provision for loan losses at the end of the year	Rs. 26,922	Rs. 19,829	Rs. 14,606	Rs. 12,009	Rs. 21,745	US$ 504
____________________
(1)	Includes home loans, automobile loans, commercial business loans, two wheeler loans, personal loans, credit cards and farm equipment
(2)	Includes project finance, working capital finance, corporate finance and receivables financing, excluding leasing and related activities.

Provision for loan losses for consumer loans and credit cards receivables in fiscal 2006 were net of write-back of provisions Rs. 1.7 billion (US$ 39 million) which were in excess of regulatory requirements. Provision for loan losses increased in fiscal 2007 primarily due to a higher level of specific provisioning on retail loans and Rs. 1.1 billion (US$ 26 million) on account of frauds in rural portfolio, primarily in respect of warehouse receipt financing. The increase in provisioning on retail loans primarily reflects the growth in retail loans, seasoning of the retail loan portfolio and the change in the portfolio mix towards non-collateralized retail loan where credit losses are higher.

Subsidiaries and Joint Ventures

The following table sets forth, certain information relating to our subsidiaries and joint ventures for the year ended March 31, 2007.

Name	Year of formation	Activity	Ownership interest	Total income(1)	Net worth(2)	Total Assets(3)
			(in millions, except percentages)
ICICI Securities Primary Dealership Limited (formerly ICICI Securities Limited)(4).	February 1993	Investment banking	99.94%	Rs. 4,247	Rs. 4,112	Rs. 19,582
ICICI Securities Limited (formerly ICICI Brokerage Services Limited)(4)	March 1995	Securities broking	99.94%	4,379	866	3,928
ICICI Securities Holdings Inc(4).	June 2000	Investment banking	99.94%	14	319	327
ICICI Securities Inc(4).	June 2000	Investment banking	99.94%	105	265	628
ICICI Prudential Life Insurance Company Limited(5)	July 2000	Life insurance	73.86%	89,192	5,049	167,619
ICICI Lombard General Insurance Company Limited(5)	October 2000	General insurance	73.84%	13,932	9,303	29,540
ICICI Prudential Asset Management Company Limited (formerly Prudential ICICI Asset Management Company Limited)(5)	June 1993	Asset management company for ICICI Prudential Mutual Fund	50.99%	2,389	481	1,287
ICICI Prudential Trust Limited (formerly Prudential ICICI Trust Limited)(5)	June 1993	Trustee company for ICICI Prudential Mutual Fund	50.80%	4	8	14
ICICI Venture Funds Management Company Limited	January 1988	Venture fund management	100.00%	2,019	323	3,245
ICICI Home Finance Company Limited	May 1999	Housing finance	100.00%	4,443	3,693	46,108
ICICI Trusteeship Services Limited	April 1999	Trusteeship services	100.00%	0.4	2	2
ICICI Investment Management Company Limited	March 2000	Investment management	100.00%	11	128	129
ICICI International Limited	January 1996	Offshore fund management	100.00%	6	44	183
ICICI Bank UK PLC.(formerly ICICI Bank UK Limited)	February 2003	Banking	100.00%	10,461	9,576	209,818
ICICI Bank Canada(6)	September 2003	Banking	100.00%	3,184	4,044	77,015
ICICI Bank Eurasia LLC	May 1998	Banking	100.00%	907	1,953	20,043
TCW/ICICI Investment Partners LLC(7)	April 1995	Asset and fund management company	50.00%	2	23	23
TSI Ventures (India) Private Limited(7)	May 2005	Real estate consultant	50.00%	13	15	105

(1)	Total income represents gross income from operations and other income.
(2)	Net worth represents share capital/unit capital and reserves and surplus.
(3)	Total assets represents fixed assets, advances, investments and gross current assets (including cash and bank balances).
(4)
Includes direct and indirect holdings. During fiscal 2008, ICICI Securities Primary Dealership Limited has become a wholly-owned subsidiary of ICICI Bank and ICICI Securities Limited, which was earlier a subsidiary of ICICI Securities Primary Dealership, has become a direct wholly-owned subsidiary of ICICI Bank. ICICI Securities Holdings Inc. which was a wholly-owned subsidiary of ICICI Securities Primary Dealership has become a wholly-owned subsidiary of ICICI Securities. ICICI Securities Inc. is a wholly-owned subsidiary of ICICI Securities Holdings Inc. ICICI Webtrade Limited merged with ICICI Securities effective October 2, 2006.

(5)
The financial statements of these jointly controlled entities have been consolidated as per AS 21 on “Consolidated Financial Statements” consequent to the limited revision to AS 27 on “Financial Reporting of Interests in Joint Ventures”.

(6)
ICICI Wealth Management Inc. (“ICICI WM”) was incorporated as a 100% subsidiary of ICICI Bank Canada on July 28, 2006. ICICI WM received a Limited Market Dealer license from the Ontario Securities Commission on March 2, 2007, which permits ICICI WM to provide wealth management services to Accredited Investors and Sophisticated Investors (both as defined in Canadian regulations) in Canada (except those in the provinces of Newfoundland and Labrador). ICICI WM has not yet been capitalised and is yet to commence operations, both of which are expected shortly.

(7)	These entities have been consolidated as per the proportionate consolidation method as prescribed by AS 27 on “Financial Reporting of Interests in Joint ventures”.

The following table sets forth certain information on other significant entities required to be consolidated in our financial statements under Indian GAAP for the year ended March 31, 2007.

Name	Year of formation	Activity	Ownership interest	Total income(1)	Net worth(2)	Total Assets(3)
			(in millions, except percentages)
ICICI Eco-net Internet & Technology Fund	October 2000	Venture capital fund	92.03%	Rs. 9	Rs. 1,825	Rs. 1,825
ICICI Equity Fund	March 2000	Venture capital fund	100.00%	427	3,005	3,007
ICICI Emerging Sectors Fund	March 2002	Venture capital fund	99.29%	1,301	7,886	7,911
ICICI Strategic Investments Fund	February 2003	Venture capital fund	100.00%	1,492	5,316	5,316
ICICI Property Trust	June 2001	Assets and investments management	100.00%	Nil	0.1	0.1

(1)	Total income represents gross income from operations and other income.
(2)	Net worth represents share capital/unit capital (in case of venture capital funds) and reserves and surplus.
(3)	Total assets represents fixed assets, advances, investments and gross current assets (including cash and bank balances).

At year-end fiscal 2007, all of our subsidiaries and joint ventures, were incorporated in India, except the following seven companies:

•	ICICI Securities Holdings Inc., incorporated in the US;

•	ICICI Securities Inc., incorporated in the US;

•	ICICI Bank UK plc.(formerly ICICI Bank UK Limited), incorporated in the United Kingdom;

•	ICICI Bank Canada, incorporated in Canada;

•	ICICI Bank Eurasia Limited Liability Company, incorporated in Russia;

•	ICICI International Limited, incorporated in Mauritius; and

•	TCW/ICICI Investment Partners Limited Liability Company, incorporated in Mauritius

ICICI Securities Holdings Inc. is a wholly owned subsidiary of ICICI Securities and ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holdings Inc. ICICI Securities Holdings Inc. and ICICI Securities Inc. are consolidated in ICICI Securities’ financial statements.

Technology

We continue to endeavor to be at the forefront of usage of technology in the financial services sector. We strive to use information technology as a strategic tool for its business operations, to gain a competitive advantage and to improve its overall productivity and efficiency. Our technology initiatives are aimed at enhancing value, offering customers enhanced convenience and improved service while optimizing costs. Our focus on technology emphasizes:

•	Electronic and online channels to:

•	offer easy access to our products and services;

•	reduce distribution and transaction costs;

•	reach new target customers;

•	enhance existing customer relationships; and

•	reduce time to market.

•	Application of information systems to:

•	manage our large scale of operations efficiently;

•	effectively market to our target customers;

•	monitor and control risks;

•	identify, assess and capitalize on market opportunities; and

•	assist in offering improved products to customers.

We also seek to leverage our domestic technology capabilities in its international operations.

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

Electronic and Online Channels

We use a combination of physical and electronic delivery channels to maximize customer choice and convenience, which has helped the differentiation of our products in the marketplace. Our branch banking software is flexible and scaleable and integrates well with its electronic delivery channels. Our ATMs are sourced from some of the world’s leading vendors. These ATMs work with the branch banking software. At year-end fiscal 2007, we had 3,271 ATMs across India. We were one of the first banks to offer online banking facilities to its customers. We now offer a number of online banking services to our customers for both corporate and retail products and services. Our call centers employ approximately 4,464 workstations, across locations, at Mumbai, Thane and Hyderabad, which are operational round the clock. These telephone banking call centers use an Interactive Voice Response System. The call centers are based on the latest technology and provide an integrated customer database that allows the call agents to get a complete overview of the customer’s relationship with us. The database enables customer segmentation and assists the call agent in identifying cross-selling opportunities.

We offer mobile banking services in India in line with our strategy to offer multi-channel access to its customers. This service has now been extended to all mobile telephone service providers across India and non-resident Indian customers in certain other countries where we have a presence.

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

Operations relating to Commercial Banking for Corporate Customers

We have successfully centralized our corporate banking back office operations and rolled out a business process management solution to automate its activities in the areas of trade services and general banking operations. Through integration of the workflow system with the imaging and document management system, we have achieved substantial savings and practically eliminated the use of paper for these processes.

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

Data center and disaster recovery system

While our primary data center is located in Mumbai, a separate disaster recovery data center has been set up in another city and is connected to the main data center in Mumbai. The disaster recovery data center can host critical banking applications in the event of a disaster at the primary site. ICICI Bank has developed a business continuity plan, which would help facilitate continuity of critical businesses in the event of a disaster. These plans are tested periodically under live or simulated scenarios. These plans have been prepared in line with the guidelines issued by the Reserve Bank of India and have been approved by ICICI Bank's board of directors.

Competition

We face competition in all our principal areas of business from Indian and foreign commercial banks, housing finance companies, mutual funds and investment banks. ICICI Bank is the largest private sector bank in India and the second largest bank among all banks in the country, in terms of total assets, with total assets of Rs. 3,446.6 billion (US$ 80.0 billion) at year-end fiscal 2007. We seek to gain competitive advantage over our competitors by offering innovative products and services, use of technology, building customer relationships and developing a team of highly motivated and skilled employees. We evaluate our competitive position separately in respect of our products and services for retail and corporate customers.

Commercial banking products and services for retail customers

In the retail markets, competition is primarily from foreign and Indian commercial banks and housing finance companies. Foreign banks have product and delivery capabilities but are likely to focus on limited customer segments and geographical locations since they have a smaller branch network than Indian commercial banks.

Foreign banks in aggregate had only 247 branches in India at the end of December 2006. Indian commercial banks have wide distribution networks but relatively less strong technology and marketing capabilities. We seek to compete in this market through a full product portfolio, effective distribution channels, which include agents, robust credit processes and collection mechanisms, experienced professionals and superior technology.

Commercial banks attract the majority of retail bank deposits, historically the preferred retail savings product in India. We have sought to capitalise on our corporate relationships to gain individual customer accounts through payroll management products and will continue to pursue a multi-channel distribution strategy utilising physical branches, ATMs, telephone banking call centres and the Internet to reach customers. Further, following a strategy focused on customer profiles and product segmentation, we offer differentiated liability products to customers of various ages and income profiles. Mutual funds are another source of competition to us. Mutual funds offer tax advantages and have the capacity to earn competitive returns and hence present a competitive alternative to bank deposits.

Commercial banking products and services for corporate customers

In products and services for corporate customers, we face strong competition primarily from public sector banks, foreign banks and other new private sector banks. Our principal competition in working capital products and services comes from public sector banks, which have built extensive branch networks that have enabled them to raise low-cost deposits and, as a result, price their loans and fee-based services very competitively. Their wide geographical reach facilitates the delivery of banking products to their corporate customers located in most parts of the country. We have been able, however, to compete effectively because of our efficient service and prompt turnaround times that we believe are significantly faster than public sector banks. We seek to compete with the large branch networks of the public sector banks through our multi-channel distribution approach and technology-driven delivery capabilities.

Traditionally, foreign banks have been active in providing trade finance, fee-based services and other short-term financing products to top tier Indian corporations. We effectively compete with foreign banks in cross-border trade finance as a result of our wider geographical reach relative to foreign banks and our customised trade financing solutions. We have established strong fee-based cash management services and compete with foreign banks due to our technological edge and competitive pricing strategies. We compete with foreign banks in our foreign currency lending and syndication business. Foreign banks have an advantage due to their larger balance sheets and global presence. We seek to compete with them by leveraging our strong corporate relationships and understanding of Indian credit.

Other new private sector banks also compete in the corporate banking market on the basis of efficiency, service delivery and technology. However, we believe our size, capital base, strong corporate relationships, wider geographical reach and ability to use technology to provide innovative, value-added products and services provide us with a competitive edge.

In project finance, ICICI’s primary competitors were established long-term lending institutions. In recent years, Indian and foreign commercial banks have sought to expand their presence in this market. We believe that we have a competitive advantage due to our strong market reputation and expertise in risk evaluation and mitigation. We believe that our in-depth sector specific knowledge and capabilities in understanding risks, policy related issues as well as our advisory, structuring and syndication has allowed us to gain credibility with project sponsors, overseas lenders and policy makers.

Commercial banking products and services for international customers

Our international strategy focused on India-linked opportunities in the initial stages. In our international operations, we face competition from Indian public sector banks with overseas operations, foreign banks with products and services targeted at non-resident Indians and Indian businesses and other service providers like remittance services. We are seeking to position ourselves as an Indian bank offering globally-benchmarked products and services with an extensive distribution network in India to gain competitive advantage. We seek to leverage our technology capabilities developed in our domestic businesses to offer convenience and efficient services to our international customers. We also seek to leverage our strong relationships with Indian corporates in our international business.

Commercial banking products and services for corporate customers

In our commercial banking operations for agricultural and rural customers, we face competition from public sector banks that have large branch networks in rural India. Other private sector banks and non-bank finance companies also provide products and services in rural India. We seek to compete in this business based on our comprehensive product strategy and multiple channels.

Insurance and asset management

Our insurance and asset management joint ventures face competition from existing dominant public sector players as well as new private sector players. We believe that the key competitive strength of our insurance joint ventures is the combination of our experience in the Indian financial services industry with the global experience and skills of our joint venture partners. We believe that ICICI Prudential Life Insurance, ICICI Lombard General Insurance and ICICI Prudential Asset Management have built strong product, distribution and risk management capabilities, achieving market leadership positions in their respective businesses. According to data published by the Insurance Regulatory and Development Authority of India, ICICI Prudential Life Insurance had a retail market share of 28% in new business written by private sector life insurance companies during fiscal 2007. ICICI Lombard General Insurance had a market share of 34% in gross written premium among the private sector general insurance companies during fiscal 2007. According to data published by the Association of Mutual Funds in India, ICICI Prudential Asset Management Company was among the two largest private sector mutual funds at year-end fiscal 2007 with a market share of 12%.

Employees

At year-end fiscal 2007, we had 61,697 employees, compared to 41,871 employees at year-end fiscal 2006 and 29,374 employees at year-end fiscal 2005. Of these, 33,321 employees at year-end fiscal 2007 were employed by ICICI Bank, an increase from 25,384 at year-end fiscal 2006 and 18,029 at year-end fiscal 2005. Of our 61,697 employees at year-end fiscal 2007, 34,505 were professionally qualified, holding degrees in management, accountancy, engineering, law, computer science, economics or banking. Management believes that it has good relationships with its employees.

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

ICICI Bank has an employee stock option scheme to encourage and retain high performing employees. Pursuant to the employee stock option scheme as amended by the Scheme of Amalgamation and further amended in September 2004, up to 5.0% of the aggregate of our issued equity shares at the time of grant of the stock options can be allocated under the employee stock option scheme. The stock option entitles eligible employees to apply for equity shares. The grant of stock options is approved by ICICI Bank’s board of directors on the recommendations of the Board Governance and Remuneration Committee. The eligibility of each employee is determined based on an evaluation of the employee including employee’s work performance, technical knowledge and leadership qualities. See also “Management – Compensation and Benefits to Directors and Officers – Employee Stock Option Scheme.”

ICICI Bank has training centers, where various training programs designed to meet the changing skill requirements of its employees are conducted. These training programs include orientation sessions for new employees and management development programs for mid-level and senior executives. The training centers regularly offer courses conducted by faculty, both national and international, drawn from industry, academia and ICICI Bank’s own organization. Training programs are also conducted for developing functional as well as managerial skills. Products and operations training is also conducted through web-based training modules.

In addition to basic compensation, employees of ICICI Bank are eligible to receive loans from ICICI Bank at subsidized rates and to participate in its provident fund and other employee benefit plans. The provident fund, to which both ICICI Bank and its employees contribute a defined amount, is a savings scheme, required by government regulation, under which ICICI Bank at present is required to pay to employees a minimum annual return as specified from time to time which is currently 8.5%. If such return is not generated internally by the fund, ICICI Bank is liable for the difference. ICICI Bank’s provident fund has generated sufficient funds internally to meet the minimum annual return requirement since inception of the funds. ICICI Bank has also set up a superannuation fund to which it contributes defined amounts. The employees have been given an option to opt out of the superannuation fund and in such cases the defined amounts are paid as part of monthly salary. In addition, ICICI Bank contributes specified amounts to a gratuity fund set up pursuant to Indian statutory requirements.

The following table sets forth, at the dates indicated, the number of employees in ICICI Bank and its consolidated subsidiaries and other consolidated entities.

	At March 31,
	2005		2006		2007
	Number	% to total	Number	% to total	Number	% to total
ICICI Bank Limited	18,029	61.4%	25,384	60.6%	33,321	54.0%
ICICI Prudential Life Insurance Company Limited	5,186	17.7	7,704	18.4	16,317	26.4
ICICI Lombard General Insurance Company Limited	1,249	4.25	2,283	5.4	4,770	7.7
ICICI Home Finance Company Limited	4,324	14.7	5,605	13.4	6,149	10.0
ICICI Prudential Asset Management Company Limited	236	0.8	316	0.7	401	0.6
ICICI Securities Primary Dealership Limited	172	0.6	188	0.4	214	0.3
Others	178	0.6	391	0.9	525	0.9
Total number of employees	29,374	100.0%	41,871	100.0%	61,697	100.0%

Properties

Our registered office is located at Landmark, Race Course Circle, Vadodara 390 007, Gujarat, India. Our corporate headquarters is located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, India.

ICICI Bank had a principal network consisting of 710 branches, 45 extension counters and 3,271 ATMs at year-end fiscal 2007. These facilities are located throughout India. 45 of these facilities are located on properties owned by us, while the remaining facilities are located on leased properties. In addition to the branches, extension counters and ATMs, ICICI Bank has 18 controlling/administrative offices including the registered office at Vadodara and the corporate headquarters at Mumbai, 33 regional processing centers in various cities and one central processing center at Mumbai. It also has a branch each in Singapore, Dubai International Finance Centre, Sri Lanka, Hong Kong, Bahrain and Qatar and one representative office each in the United States, China, United Arab Emirates, Bangladesh, South Africa, Indonesia, Thailand and Malaysia. ICICI Bank also provides residential and holiday home facilities to employees at subsidized rates. ICICI Bank has 775 apartments for its employees. ICICI Bank acquired over 190 branches and extension counters of The Sangli Bank Limited following its amalgamation with ICICI Bankeffective April 19, 2007.

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

See also “Risk Factors – Risks Relating to Our Business – We are subject to legal and regulatory risk which may adversely affect our business and the price of our equity shares and ADSs”, “–We have experienced rapid international growth in the last three years which has increased the complexity of the risks that we face,” “–There is operational risk associated with our industry which, when realized, may have an adverse impact on our business,” “–We are subject to legal and regulatory risk which may adversely affect our business and the price of our equity shares and ADSs.” and “–Regulatory changes or enforcement initiatives in India or other jurisdictions in which we operate could aversely affect our business and the price of our equity shares and ADSs.”

At year-end fiscal 2007, we had been assessed an aggregate of Rs. 39.6 billion (US$ 919 million) in excess of the provision made in our accounts, in income tax, interest tax, wealth tax and sales tax demands for past years by the government of India’s tax authorities. We have appealed each of these tax demands. The impact of enquiries initiated by the tax authorities can not be quantified as we  believe that the proceedings so initiated are likely to be dropped by the tax authorities. Based on consultation with counsel and favourable decisions in our own or other cases as set out below, our management believes that the tax authorities are not likely to be able to substantiate their income tax, interest tax, wealth tax and sales tax assessment and accordingly we have not provided for these tax demands at year-end fiscal 2007.

•
We have received favorable decisions from the appellate authorities with respect to Rs. 603 million (US$ 14 million) of the assessment. The income tax authorities have appealed these decisions to higher appellate authorities and the same are pending adjudication.

•
In our appeal of the assessment of sales tax aggregating to Rs. 493 million (US$ 11 million), we are relying on a favorable decision of the Supreme Court of India in respect of a writ petition filed by us and facts of the case.

•
In our appeal of the assessments of income tax, interest tax and wealth tax aggregating to Rs.38.4 billion (US$ 891 million), we are relying on favorable precedents of the appellate court and expert opinions.

Of the Rs. 39.6 billion (US$ 919 million), Rs. 10.1 billion (US$ 234 million) relates to the disallowance of depreciation claim on leased assets. This is an industry-wide issue involving multiple litigations across the country. In respect of depreciation claimed by us for fiscal 1993 on two sale and lease back transactions, the Income Tax Appellate Tribunal, Mumbai held in August 2003 that these transactions were tax planning tools and no depreciation was allowable. As the Income Tax Appellate Tribunal’s decision is based on the facts of two specific transactions, we believe that the Income Tax Appellate Tribunal’s decision will not have an adverse tax impact on other sale and lease back transactions entered into by us. The tax impact of this decision is Rs. 189 million (US$ 4 million). After the Tribunal decision, the Supreme Court has held in another matter not involving us, that tax planning is valid if within the four corners of the law. Following the decision of Supreme Court, two High Courts have held that depreciation should be allowed to the lessor on sale and lease back transactions. We have filed an appeal before the High Court against the adverse Tribunal judgment which has been admitted. Moreover, the lease agreements provide for variation in the lease rental to offset any loss of depreciation benefit to us. In a subsequent judgement in a matter involving us, the Income Tax Appellate Tribunal, Mumbai has held that the lease transactions are genuine and the lessor cannot be denied depreciation merely on suspicion or conjunctures and has allowed depreciation on all finance leases including sale and lease back transactions. Accordingly, we have not provided for this tax demand but have disclosed it as a contingent liability in the financial statements.

At year-end fiscal 2007, there were 22 litigations (each involving a claim of Rs. 10 million (US$ 232,019) and more) against ICICI Bank, in the aggregate amount of approximately Rs. 93.9 billion (US$ 2.2 billion) (to the extent quantifiable and including amounts claimed jointly and severally from ICICI Bank and other parties). At year-end fiscal 2007, three  litigations were pending against ICICI Bank's directors in an aggregate amount of approximately Rs.56.3 billion (US$ 1.3 billion) (to the extent quantifiable). There were five litigations where amounts claimed from ICICI Bank are Rs. 1.0 billion (US$ 23 million) or higher:

•
In 1999, ICICI filed a suit before the High Court of Judicature at Bombay against Mardia Chemicals Limited for recovery of amounts totaling Rs. 1.4 billion (US$ 33 million) due from Mardia Chemicals. The suit was subsequently transferred to the Debt Recovery Tribunal, Mumbai. In 2002, we issued a notice to Mardia Chemicals Limited under the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Ordinance, 2002 (subsequently passed as an Act by the Indian parliament) demanding payment of the outstanding dues.  Subsequently, Mardia Chemicals filed a suit in the city civil court at Ahmedabad against us and Mr. K.V. Kamath, Managing Director & CEO for an amount of Rs. 56.3 billion (US$ 1.3 billion) on the grounds that Mardia Chemicals had allegedly suffered financial losses on account of ICICI’s failure to provide adequate financial facilities, ICICI’s recall of the advanced amount and ICICI’s filing of a recovery action against it. The City Civil Court held that the suit should have been filed in the pending proceedings before the Debt Recovery Tribunal, Mumbai. Mardia Chemicals filed an appeal before the High Court of Gujarat, which dismissed the appeal and ordered that the claim against us be filed before the Debt Recovery Tribunal, Mumbai and the claim against Mr. K.V. Kamath be continued before the City Civil Court at Ahmedabad. We have challenged the decision of the City Civil Court in not rejecting the plaint of Mardia Chemicals Limited, but permitting it to be heard.

•
In 2003, the promoters of Mardia Chemicals in their capacity as guarantors of loans given by ICICI to Mardia Chemicals filed a civil suit in the city civil court at Ahmedabad against ICICI Bank for an amount of Rs. 20.8 billion (US$ 483 million) on the grounds of loss of investment and loss of profit on investment. Pleadings under the above applications have concluded. The matter is posted for final hearing.

•
In 2002, we filed a suit before the Debt Recovery Tribunal, Ahmedabad against Gujarat Telephone Cables Limited for recovery of term loans, debentures and working capital finance provided by ICICI Bank. We sold our exposure to Asset Reconstruction Company (India) Limited in 2004. The borrower has filed a suit in the Civil Court claiming damages of Rs. 10.0 billion (US$ 232 million) jointly and severally from State Bank of India, Bank of Baroda, United Western Bank, UTI Bank, Bank of India, Asset Reconstruction Company (India) Limited and ICICI Bank. ICICI Bank has filed an application for rejection of the plaint. The borrower has obtained time to file a reply to ICICI Bank's application.

•
In 1998, Industrial Finance Corporation India, now known as IFCI Limited along with ICICI and Life Insurance Corporation of India filed a suit in the Debt Recovery Tribunal, Delhi against Foremost Ceramics Limited and its guarantors for recovery of amounts owed. In 2001, a guarantor for the loan filed a counter-claim for an amount of Rs. 4.5 billion (US$ 104 million) against all lenders who had extended financial assistance to Foremost Ceramics Limited, on various grounds including that timely disbursements were not effected. Industrial Finance Corporation of India has filed its reply, which has been adopted by Life Insurance Corporation of India and ICICI Bank, denying these averments and stating that the counter-claim does not deny the fact of the guarantee and that the guarantor is merely trying to escape liability. The matter is posted for further arguments on July 12, 2007.

•
In 1999, ICICI filed a suit in the Debt Recovery Tribunal, Delhi against Esslon Synthetics Limited and its Managing Director (in his capacity as guarantor) for recovery of amounts totaling Rs. 169 million (US$ 4 million) due from Esslon Synthetics. In May 2001, the guarantor filed a counter-claim for an amount of Rs. 1.0 billion (US$ 23 million) against ICICI and other lenders who had extended financial assistance to Esslon Synthetics on the grounds that he had been coerced by officers of the lenders into signing an agreement between LML Limited, Esslon Synthetics and the lenders on account of which he suffered, among other things, loss of business. Esslon Synthetics Limited has filed an application to amend the counterclaim in January 2004. ICICI Bank has filed its reply to the application for amendment. The application has been partly heard and is listed for further arguments on July 12, 2007.

Management believes, based on consultation with counsel, that the legal proceedings instituted by each of Mardia Chemicals Limited, Guarantors of Mardia Chemicals, Gujarat Telephone Cables Limited, Foremost Ceramics Limited and Esslon Synthetics Limited against us are frivolous and untenable and their ultimate resolution will not have a material adverse effect on our results of operations, financial condition or liquidity. Based on a review of other litigations with the legal counsel, management also believes that the outcome of such other matters will also not have a material adverse effect on our financial position, results of operations and cashflows.

ICICI Bank had sanctioned an External Commercial Borrowing (ECB) facility to a customer on February 5, 2004 from our Singapore Branch. It was observed by the Reserve Bank of India that since the customer was engaged in the retail sector, the sanction of the ECB facility was not in compliance with the guidelines of Reserve Bank of India dated January 31, 2004. The Reserve Bank of India had observed that, as per these guidelines, ECBs could be sanctioned only to those customers who were engaged in the real sector comprising of the industrial and especially the infrastructure sector in India. Accordingly, the Reserve Bank of India issued a show cause notice on June 22, 2006 to ICICI Bank for non-compliance with the extant rules/regulations/directions under the Foreign Exchange Management, Act 1999. ICICI Bank had submitted our detailed response to the show cause notice vide a letter dated June 30, 2006 stating that the sanction of the facility was undertaken on ICICI Bank's understanding that the retail sector fell under the category of the real sector and that the real estate sector was the only ineligible sector as per the guidelines. Certain additional information was also submitted to the Reserve Bank of India. Subsequently, ICICI Bank made an oral submission to the Executive Director of the Reserve Bank of India on August 4, 2006 explaining the earlier submissions in detail. The Reserve Bank of India has advised that the guidelines issued by it be adhered to in both letter and spirit, and without occurences of any lapses.

Pursuant to reports received from the Securities and Exchange Board of India (SEBI), the Reserve Bank of India had conducted a scrutiny of certain accounts across various banks, including ICICI Bank. Based on the scrutiny, the Reserve Bank of India had issued a show cause notice dated December 29, 2005 to seven banks, including ICICI Bank. In the show cause notice issued to us, the Reserve Bank of India observed that ICICI Bank had violated the its directions, instructions and guidelines relating to the opening of accounts, monitoring of transactions and adherence to normal banking practices. ICICI Bank submitted its detailed response to the Reserve Bank of India, which was followed by an oral submission, stating that the Reserve Bank of India regulations had been adhered to and that normal banking practices had been followed. After considering the submissions of the seven banks, the Reserve Bank of India imposed a penalty on these banks ranging from Rs. 0.5 million to Rs. 2.0 million. A penalty of Rs. 0.5 million was imposed on ICICI Bank by the Reserve Bank of India, vide its communication dated January 23, 2006. The steps taken by the Reserve Bank of India against the banks are aimed at strengthening the country’s banking system and ensuring that instances of misuse of the banking system by certain individuals seeking to manipulate capital market processes are prevented. ICICI Bank has paid the penalty of Rs. 0.5 million.

The Securities and Futures Commission of Hong Kong ("SFC") had filed charges against ICICI Bank for carrying on the business of dealing in securities in Hong Kong between June 15, 2004 and March 8, 2006, without having a license to do so. ICICI Bank had accepted the charges without contesting and had submitted its mitigation statement before the Court. The Eastern Magistrate's Court, Hong Kong, consequently fined ICICI Bank a sum of HKD 40,000 and ordered ICICI Bank to further reimburse prosecution costs of HK$ 54,860 to the SFC. The contravention was limited to a small segment of the branch's business in Hong Kong and has not resulted in any loss either to ICICI Bank's customers or to ICICI Bank. ICICI Bank has, based on the findings of an internal review conducted upon the discovery of this incident in April 2006, taken appropriate staff accountability actions against the relevant staff whose conduct resulted in the contravention. ICICI Bank has since implemented significant measures to strengthen the compliance, monitoring and control functions at the Hong Kong Branch which included bringing in a new management team.

On November 3, 2006 the Prosecutor’s Office in Borovsk District of Russia conducted an on-site inspection of ICICI Bank Eurasia LLC and issued a warning to ICICI Bank Eurasia LLC for some violations detected. These violations pertained to delayed reporting on transactions under obligatory supervision, including a cash transaction, and errors in the matters reported to the Federal Service for Financial Monitoring during 2005 and upto March 31, 2006 and were contrary to the requirements under the Russian legislation on anti-money laundering. All such findings of the Prosecutor’s Office were based on the previous findings of the Central Bank of Russia audit which was conducted in April – May 2006. ICICI Bank Eurasia has since reviewed its anti money laundering processes and has taken appropriate measures to ensure compliance with the legal and regulatory requirements in this regard, including strengthening its anti-money laundering department, establishing an institution of further training, and revising its systems.

In addition, we have experienced rapid international expansion into banking in multiple jurisdictions which exposes us to a new variety of regulatory and business challenges and risks, including cross-cultural risk, and which increased the complexity of our risks in a number of areas including currency risks, interest rate risks, compliance risk, regulatory risk, reputational risk and operational risk. As a result of this rapid growth and increased complexity, we or our employees may be subject to regulatory investigations or enforcement proceedings in multiple jurisdictions in a variety of contexts. Despite our best efforts at regulatory compliance and internal controls, we, or our employees, may from time to time, and as is common in the financial services industry, be the subject of confidential examinations or investigations that might, or might not, lead to proceedings against us or our employees. In any such situation, it would be our policy to conduct an internal investigation, cooperate with the regulatory authorities and, where appropriate suspend or discipline employees including termination of their services.

We cannot predict the timing or form of any future regulatory or law enforcement initiatives, which we note are increasingly common for international banks, but we would expect to cooperate with any such regulatory investigation or proceeding.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

Pursuant to the issuance and listing of our securities in the United States under registration statements filed with the United States Securities Exchange Commission, we file annual reports on Form 20-F which must include financial statements prepared under generally accepted accounting principles in the United States (US GAAP) or financial statements prepared according to a comprehensive body of accounting principles with a reconciliation of net income and stockholders’ equity to US GAAP. When we first listed our securities in the United States, Indian GAAP was not considered a comprehensive body of accounting principles under US securities laws and regulations. Accordingly, our annual reports on Form 20-F for fiscal years 2000 through 2005 have included US GAAP financial statements. However, pursuant to a significant expansion of Indian accounting standards, Indian GAAP has subsequently been considered to constitute a comprehensive body of accounting principles. Accordingly, beginning fiscal 2006, we have included in our annual report on Form 20-F, consolidated financial statements prepared according to Indian GAAP, which varies in certain respects from US GAAP. For a reconciliation of net income and stockholders' equity to US GAAP, a description of significant differences between Indian GAAP and US GAAP and certain additional information required under US GAAP, see notes 21 and 22 to our consolidated financial statements included in this annual report. For selected financial data in accordance with US GAAP see “ Selected Financial Data in accordance with US GAAP.”

The following tables set forth our summary financial and operating data on a consolidated basis. The summary data for fiscal 2003 through fiscal 2007 have been derived from our consolidated financial statements. Certain reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year. These changes have no impact on previously reported results of operations or stockholders’ equity. The accounting and reporting policies used in the preparation of our financial statements reflect general industry practices and conform with Indian GAAP, including the Accounting Standards issued by the Institute of Chartered Accountants of India, guidelines issued by the Reserve Bank of India, the Insurance Regulatory and Development Authority and the National Housing Bank as applicable to ICICI Bank and specific subsidiaries and joint ventures. The following discussion is based on our audited consolidated financial statements and accompanying notes prepared in accordance with Indian GAAP.

The consolidated financial statements for fiscal 2003 were jointly audited by N.M. Raiji & Co., Chartered Accountants and S.R. Batliboi & Co., Chartered Accountants, for fiscal 2004, 2005 and 2006 by S.R. Batliboi & Co., Chartered Accountants, and for fiscal 2007 by BSR & Co. Chartered Accountants, under auditing standards issued by the Institute of Chartered Accountants of India. The financial position as of March 31, 2006 and 2007 and the related consolidated profit and loss account and the consolidated cash flows for each of the years in the three-year period ended March 31, 2007 have also been audited by KPMG India, an independent registered public accounting firm, in accordance with the standards of the U.S. Public Company Accounting Oversight Board.

Our annual report prepared and distributed to our shareholders under Indian law and regulations and our draft red herring prospectus filed with the Securities & Exchange Board of India for issue of equity shares in India include  unconsolidated Indian GAAP financial statements and analysis of our results or operations and financial condition based on unconsolidated Indian GAAP financial statements.

You should read the following data with the more detailed information contained in “Operating and Financial Review and Prospects” and our consolidated financial statements. Historical results do not necessarily predict our results in the future.

Operating Results Data

The following table sets forth, for the periods indicated, our operating results data.

	Year ended March 31,
	2003	2004	2005	2006	2007	2007(1)
	(in millions, except per common share data)
Selected income statement data:
Interest income(2) (3)	Rs. 98,477	Rs. 96,589	Rs. 102,029	Rs. 151,358	Rs. 250,013	US$ 5,801
Interest expense	(81,268)	(71,677)	(68,044)	(101,015)	(176,757)	(4,101)
Net interest income	17,209	24,912	33,985	50,343	73,256	1,700
Non-interest income(4)	22,671	41,758	62,530	94,797	163,625	3,796
Profit on sale of shares of ICICI Bank held by ICICI	11,911	-	-	-	-	-
Total income	51,791	66,670	96,515	145,140	236,881	5,496
Non-interest expenses:
Operating expenses (5)	(18,442)	(24,149)	(32,776)	(47,626)	(79,289)	(1,840)
Direct marketing agency expenses	(3,232)	(6,154)	(8,755)	(11,911)	(15,602)	(362)
Depreciation on leased assets	(3,167)	(2,805)	(2,975)	(2,771)	(1,883)	(44)
Expenses pertaining to insurance business(6)	(3,006)	(9,200)	(26,361)	(43,389)	(83,358)	(1,934)
Total non-interest expenses	(27,847)	(42,308)	(70,867)	(105,697)	(180,132)	(4,180)
Operating profit before provisions	23,944	24,362	25,648	39,443	56,749	1,316
Provisions and contingencies	(15,967)	(5,168)	(1,864)	(8,455)	(22,774)	(528)
Profit before tax	7,977	19,194	23,784	30,988	33,975	788
Provision for tax	3,539	(3,398)	(5,684)	(6,998)	(7,641)	(177)
Profit after tax	11,516	15,796	18,100	23,990	26,334	611
Minority interest	4	8	423	211	1,272	30
Net profit	11,520	15,804	18,523	24,201	27,606	641

Per common share:
Earnings per share-basic(7)	Rs. 18.79	Rs. 25.73	Rs. 25.45	Rs. 30.96	Rs. 30.92	US$ 0.72
Earnings per share-diluted(8)	18.77	25.52	25.25	30.64	30.75	0.71
Dividends per share(9)	7.50	7.50	8.50	8.50	10.00	0.23
Book value	100.58	115.16	162.63	242.75	256.72	5.95
Equity shares outstanding at the end of the period (in millions of equity shares)	613	616	737	890	899
Weighted average equity shares outstanding - basic (in millions of equity shares)	613	614	728	782	893
Weighted average equity shares outstanding – diluted (in millions of equity shares)	614	619	734	790	898

(1)	Rupee amounts for fiscal 2007 have been translated into US dollars using the noon buying rate of Rs. 43.10 = US$ 1.00 in effect on March 30, 2007.
(2)
Interest on advances represents interest on rupee and foreign currency loans and advances (including bills) and hire purchase receivables and gains on sell-down of loans. Commission paid to direct marketing agents / dealers for origination of retail automobile loans which was being reduced from “Interest Income” up to fiscal 2006 has been reclassified to “Direct marketing agency expenses”.

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

(4)
As required by the Reserve Bank of India’s circular no. DBOD.BP.BC.87/21.04.141/2006-07 dated April 20, 2007, we have deducted the amortization of premium on government securities, which was earlier included in “Provisions and contingencies”, from “Non interest income”. Prior period figures have been reclassified to conform to the current classification.

(5)
Operating expenses for fiscal 2003 includes Rs. 256 million (US$ 6 million) and operating expenses for fiscal years 2004, 2005, 2006 and 2007 include Rs. 384 million (US$ 9 million) in each year on account of amortization of expenses related to our early retirement option scheme over a period of five years as approved by the Reserve Bank of India.

(6)	The amount of premium ceded on re-insurance has been reclassified from expenses pertaining to insurance business and netted off from non-interest income.
(7)	Represents net profit/(loss) before dilutive impact.
(8)
Represents net profit/(loss) adjusted for full dilution. Options to purchase 12,610,275, 1,098,225, 5,000 and 123,500 equity shares granted to employees at a weighted average exercise price of  Rs. 154.7, Rs. 266.6, Rs. 569.6 and Rs. 849.2 were outstanding in fiscal  2003, 2004, 2006 and 2007 respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares during the period.

(9)
In India, dividends for a fiscal year are normally declared and paid in the following year. We declared a dividend of Rs. 7.50 per equity share for each of fiscal 2003 and fiscal 2004, which was paid out in August 2003 and in September 2004, i.e., in fiscal 2004 and in fiscal 2005 respectively. We declared a dividend of Rs. 8.50 per equity share for each of fiscal 2005 and fiscal 2006, which was paid out in August 2005 and in July 2006 respectively i.e., in fiscal 2006 and in fiscal 2007. The dividend per equity share shown above is based on the total amount of dividends declared for the year. In US dollars, the dividend was US$ 0.23 per equity share for fiscal 2007. We have declared a dividend of Rs. 10.00 per equity share for fiscal 2007 which is subject to the approval of shareholders.

The following table sets forth, for the periods indicated, selected income statement data expressed as a percentage of average total assets for the respective period.

	Year ended March 31,
	2003	2004	2005	2006	2007
Selected income statement data:
Interest income	9.39%	8.22%	6.94%	6.99%	7.69%
Interest expense	(7.75)	(6.10)	(4.63)	(4.66)	(5.44)
Net interest income	1.64	2.12	2.31	2.33	2.25
Non-interest income	3.30 (1)	3.56	4.26	4.37	5.03
Total income	4.93	5.68	6.57	6.70	7.28
Operating expenses	(1.76)	(2.06)	(2.24)	(2.20)	(2.44)
Direct marketing agency expenses	(0.31)	(0.52)	(0.60)	(0.56)	(0.48)
Depreciation on leased assets	(0.30)	(0.24)	(0.20)	(0.13)	(0.06)
Expenses pertaining to insurance business	(0.29)	(0.78)	(1.79)	(2.00)	(2.56)
Non-interest expenses	(2.66)	(3.60)	(4.83)	(4.89)	(5.54)
Operating profit before provisions	2.28	2.08	1.74	1.81	1.74
Provisions and contingencies	(1.52)	(0.44)	(0.13)	(0.39)	(0.70)
Profit before tax	0.76	1.64	1.61	1.42	1.04
Provision for tax	0.34	(0.29)	(0.39)	(0.32)	(0.24)
Profit after tax	1.10	1.35	1.22	1.10	0.80
Minority interest	0.00	0.00	0.03	0.01	0.04
Net profit	1.10%	1.35%	1.25%	1.11%	0.84%

(1)
Includes profit on sale of shares of ICICI Bank held by the ICICI Bank Shares Trust. These shares were originally held by ICICI and were transferred to the ICICI Bank Shares Trust prior to the amalgamation.

	At or for the year ended March 31,
	2003	2004	2005	2006	2007	2007(1)
	(in millions, except percentages)
Selected balance sheet data:
Total assets	Rs. 1,094,332	Rs. 1,307,476	Rs. 1,784,337	Rs. 2,772,296	Rs.3,943,347	US$ 91,493
Investments	377,754	462,675	546,516	840,139	1,206,167	27,985
Advances, net	539,090	649,479	964,100	1,562,603	2,113,994	49,049

Non-performing customer assets(gross)(2)	59,063	40,821	34,973	23,086	42,557	987
Total liabilities	1,024,110	1,226,417	1,658,095	2,546,378	3,700,197	85,851
Deposits	479,507	680,787	1,011,086	1,724,510	2,486,136	57,683
Borrowings	367,216	349,581	383,690	450,000	616,595	14,306
Preference share capital(3)	3,500	3,500	3,500	3,500	3,500	81
Equity share capital	6,127	6,164	7,368	8,898	8,993	209
Reserves and surplus	60,595	71,395	115,374	213,520	230,657	5,352
Period average(4)
Total assets	1,048,825	1,174,541	1,469,378	2,166,897	3,250,679	75,422
Interest-earning assets	882,342	985,744	1,217,707	1,806,601	2,728,531	63,307
Advances, net	501,306	577,138	763,729	1,200,315	1,763,886	40,925
Total liabilities(5)	980,259	1,097,546	1,355,468	2,001,177	3,015,189	69,958
Interest-bearing liabilities	904,499	1,012,604	1,221,303	1,795,244	2,707,456	62,818
Borrowings	530,552	448,092	452,777	540,465	692,462	16,066
Stockholders’ equity	65,066	73,495	110,410	162,220	231,990	5,383
Profitability:
Net profit as a percentage of:
Average total assets	1.10%	1.35%	1.25%	1.11%	0.84%
Average stockholder’s equity	17.71	21.50	16.78	14.92	11.90
Dividend payout ratio(6)	39.92	34.85	33.97	31.33	32.91
Spread(7)	2.18	2.72	2.81	2.75	2.63
Net interest margin(8)	1.95	2.53	2.79	2.79	2.68
Cost-to-income ratio(9)	37.93	37.80	35.04	33.45	33.74
Cost-to-average assets ratio(10)	1.76	2.06	2.23	2.20	2.44
Capital(11):
Average stockholders’ equity as a percentage of average total assets	6.20	6.26	7.51	7.49	7.14
Average stockholders’ equity (including preference share capital) as a percentage of average total assets	6.54	6.56	7.75	7.65	7.24
Asset quality:
Net restructured assets as a percentage of net customer assets	13.72%	9.00%	6.08%	3.28%	2.21%
Net non-performing assets as a percentage of net customer assets	4.86	2.78	1.95	0.67	0.92
Provision on restructured assets as a percentage of gross restructured assets	3.71	12.15	4.56	4.16	3.14
Provision on non-performing assets as a percentage of gross non-performing assets	46.41	49.81	42.58	53.19	52.28
Provision as a percentage of gross customer assets(12)	7.63	5.25	2.11	1.31	1.71

(1)	Rupee amounts at March 31, 2007 have been translated into US dollars using the noon buying rate of Rs. 43.10 = US$ 1.00 in effect at March 30, 2007.
(2)	Includes suspended interest and claims received from Export Credit Guarantee Corporation of India/Deposit Insurance Credit Guarantee Corporation on working capital loans.
(3)
ICICI had issued preference share capital redeemable at face value after 20 years. For these preference shares, the notification dated April 17, 2002 from Ministry of Finance, government of India, issued on the recommendation of the Reserve Bank of India, under Section 53 of the Banking Regulation Act, 1949 had exempted us from the restriction of section 12(1) of the Banking Regulation Act, 1949, which prohibits the issue of preference shares by banks, for a period of five year. We have applied to the Reserve Bank of India for making a recommendation to central government for continuation of such exemption.

(4)
For fiscal years 2003 through 2007, the average balances are the average of quarterly balances outstanding at the end of March of the previous fiscal year and the end of June, September, December and March of that fiscal year.

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
(11)
ICICI Bank’s capital adequacy is computed in accordance with the Reserve Bank of India’s guidelines and is based on unconsolidated financial statements prepared in accordance with Indian GAAP. At March 31, 2007, ICICI Bank’s total capital adequacy ratio was 11.69% with a Tier 1 capital adequacy ratio of 7.42% and a Tier 2 capital adequacy ratio of 4.27%. Foreign currency bonds amounting to Rs. 32.3 billion (US$ 750 million) raised for Upper Tier-II capital have been excluded from the above capital adequacy ratio computation, pending clarification required by Reserve Bank of India regarding certain terms of these bonds. If these bonds were considered as Tier-II capital, the total capital adequacy ratio would be 12.81%.

(12)	Includes general provision on standard assets.

Selected Financial Data in accordance with US GAAP

The following table sets forth, certain selected financial data under generally accepted accounting principles adopted in the United States.

	At or for the year ended March 31,
	2003	2004	2005	2006	2007	2007(1)
	(in millions)
Net income/(loss)	Rs. (7,983)	Rs. 5,219	Rs. 8,530	Rs. 20,040	Rs. 31,271	US$ 726
Total assets	1,180,263	1,409,131	1,863,447	2,817,328	3,995,402	92,701
Stockholders’ equity	92,313	94,525	127,996	218,647	240,980	5,591
Other comprehensive income/(loss)	2,977	4,741	3,289	522	(3,241)	(75)
Per equity share
Net income/(loss) from continuing operation-basic(2)	(14.18)	8.50	11.72	25.64	35.02	0.81
Net income/(loss) from continuing operation-diluted(3)	(14.18)	8.43	11.60	25.34	34.79	0.81
Dividend(4)	Rs. -	Rs. 7.50	Rs. 7.50	Rs. 8.50	Rs. 8.50	US$ 0.20

(1)	Rupee amounts for fiscal 2007 have been translated into US dollars using the noon buying rate of Rs. 43.10 = US$ 1.00 in effect on March 30, 2007.
(2)	Represents net income/(loss) before dilutive impact.
(3)
Represents net profit/(loss) adjusted for full dilution. Options to purchase 12,610,275, 1,098,225, 5,000 and 123,500 equity shares granted to employees at a weighted average exercise price of Rs. 154.7, Rs. 266.6, Rs. 569.6 and Rs. 849.2 were outstanding in fiscal 2003, 2004, 2006 and 2007 respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares during the period. In fiscal 2003, we reported a net loss and accordingly all outstanding options at year-end fiscal 2003 are anti-dilutive.

(4)
In India, dividends for a fiscal year are normally declared and paid in the following year. We declared a dividend of Rs. 7.50 per equity share for each of fiscal 2003 and fiscal 2004, which was paid out in August 2003 and in September 2004, i.e., in fiscal 2004 and in fiscal 2005 respectively. We declared a dividend of Rs. 8.50 per equity share for each of fiscal 2005 and fiscal 2006, which was paid out in August 2005 and in July 2006 respectively i.e., in fiscal 2006 and in fiscal 2007. The dividend per equity share shown above is based on the total amount of dividends paid out on equity shares during the year, exclusive of dividend tax. This was different from the dividend declared for the year. In US$, the dividend was US$ 0.20 per equity share for fiscal 2007. We have declared a dividend of Rs. 10.00 per equity share for fiscal 2007 which will be paid in fiscal 2008 subject to the approval of our shareholders.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements. The following discussion is based on our audited consolidated financial statements and accompanying notes prepared in accordance with Indian GAAP, which varies in certain significant respects from US GAAP. For a reconciliation of net income and stockholders’ equity to US GAAP, a description of significant differences between Indian GAAP and US GAAP and certain additional information required under US GAAP, see notes 21 and 22 to our consolidated financial statements included herein.

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

Indian Economy

India has had an average GDP growth rate of around 8.7% in fiscal years 2005, 2006 and 2007. GDP growth was 7.5% in fiscal 2005, 9.0% in fiscal 2006 and 9.4% in fiscal 2007. The continued momentum in growth has been primarily due to the resurgence of the industrial sector and sustained growth of the services sector. The agricultural sector, which had registered a growth of 6.0% in fiscal 2006, grew by 2.7% in fiscal 2007. The industrial sector grew by 8.4% in fiscal 2005, 8.0% in fiscal 2006 and 11.0% in fiscal 2007. Industrial growth during this period was supported primarily by sustained growth in manufacturing activities. The services sector grew by 10.0% in fiscal 2005, 10.3% in fiscal 2006 and 11.0% in fiscal 2007.

During fiscal 2007, there was an increase in inflationary trends in India, primarily due to the increase in prices of primary articles as well as the increase in oil prices over the last few years. See also “Risk Factors — Risks Relating to India — A significant increase in the price of crude oil could adversely affect the Indian economy, which could adversely affect our business.” The annual average rate of inflation measured by the Wholesale Price Index was 5.4% during fiscal 2007 compared to 4.4% during the previous year. The average annual rate of inflation increased to 5.3% during fiscal 2008 (through May 12, 2007) from 4.6% during the corresponding period in the previous year. In its annual policy statement for fiscal 2008 issued on April 24, 2007, the Reserve Bank of India has forecast GDP growth for fiscal 2008 at around 8.5% and inflation at about 5.0%. The Reserve Bank of India’s medium-term policy objective is to contain inflation in the range of 4.0%-4.5% over the medium term.

During fiscal 2007, the Indian rupee appreciated by 2.3% against the US dollar. The rupee depreciated against the pound sterling, euro and against the Japanese yen. The Indian rupee appreciated by 6.4% against the US dollar during fiscal 2008 through May 31, 2007, moving from Rs. 43.10 per US$ 1.00 at year-end fiscal 2007 to Rs. 40.36 per US$ 1.00 on May 31, 2007. Foreign exchange reserves were approximately US$ 204 billion at May 18, 2007.

The impact of these and other factors and the overall growth in industry, agriculture and services during fiscal 2008 will affect the performance of the banking sector as it will affect the level of credit disbursed by banks, and the overall growth prospects of our business, including our ability to grow, the quality of our assets, the value of our investment portfolio and our ability to implement our strategy.

Banking Sector

According to the Reserve Bank of India’s data, total deposits of all scheduled commercial banks increased by 14.3% in fiscal 2005, 17.6% in fiscal 2006 and 24.2% in fiscal 2007. Bank credit of scheduled commercial banks grew by 30.9% in fiscal 2005, 30.8% in fiscal 2006 and 27.6% in fiscal 2007. The increase in credit growth during fiscal 2007 was driven by the continued growth in retail credit and credit to industry. Credit to industry constituted 35.3% of the total expansion in non-food credit during fiscal 2007.

Until fiscal 2005, there was a downward movement in interest rates, barring intra-year periods when interest rates were higher temporarily due to extraneous circumstances. This movement was principally due to the Reserve Bank of India’s policy of assuring adequate liquidity in the banking system and generally lowering the rate at which it would lend to Indian banks to ensure that borrowers had access to funding at competitive rates. Banks generally followed the direction of interest rates set by the Reserve Bank of India and adjusted both their deposit rates and lending rates downwards until fiscal 2005. The inflationary trends since fiscal 2005 resulted in a change in the monetary policy stance. In response to inflationary pressures in the economy, the Reserve Bank of India increased the cash reserve ratio by 150 basis points, from 5.0% to 6.5%, between December 2006 and April 2007. The Reserve Bank of India increased the reverse repo rate (i.e., the annualized interest earned by the lender in a repurchase transaction between a bank and the Reserve Bank of India) six times by 25 basis points each time resulting in the reverse repo rate increasing from 4.5% to 6.0% between October 2004 and July 2006. Between January 2006 and April 2007 the Reserve Bank of India also increased the repo rate six times by 25 basis points each time to 7.75%. As a result of these increases, banks have also raised their deposit and lending rates. The following table sets forth the bank rate and the reverse repo rate for the last six fiscal years.

As of fiscal year-end	Bank rate	Reverse repo rate	Repo rate
2002	6.50	6.00	8.00
2003	6.25	5.00	7.00
2004	6.00	4.50	6.00
2005	6.00	4.75	6.00
2006	6.00	5.50	6.50
2007	6.00	6.00	7.50

Source:	Reserve Bank of India: Handbook of Statistics on Indian Economy, 2006, Annual Report 2005-2006 and Weekly Statistical Supplements and Annual Policy Statement 2007-08.

The Reserve Bank of India has also instituted several prudential measures to moderate credit growth including increase in risk weights for capital adequacy computation and general provisioning for various asset classes. See also “Overview of the Indian Financial Sector – Credit Policy Measures”.

Major Events Affecting Results and Financial Condition

Since 2002, we have experienced major changes and developments in our business and strategy. An understanding of these events and developments is necessary for an understanding of the periods under review and the discussion and analysis which follows. These changes are reflected in our financial statements in connection with or since the amalgamation of ICICI Limited into ICICI Bank. The first change reflects the impact of our history upon our average cost of funds. Consequent to the amalgamation, the businesses formerly conducted by ICICI became subject to the various regulations applicable to banks. These include the statutory liquidity ratio, which is required to be maintained in the form of government of India securities and other approved securities. The minimum statutory liquidity ratio is currently 25.0% of our net demand and time liabilities excluding inter-bank deposits. While we have benefited from the lower cost of funding as a bank as compared to ICICI as a non-bank financial institution, the imposition of the statutory liquidity ratio and the cash reserve ratio on the liabilities taken over from ICICI have impacted our spread. As the average yield on investments in government of India securities and cash balances maintained with the Reserve Bank of India is typically lower than the yield on other interest-earning securities, our net interest margin has been adversely impacted. Further, interest payments on balances held under the cash reserve ratio have been discontinued with effect from April 13, 2007. This is expected to adversely impact our net interest margin. We are expanding our deposit base and changing the mix of our liabilities towards the lower average cost deposit liabilities. Our net interest margin has been and is expected to continue to be lower than other banks in India until we increase the proportion of retail deposits and low-cost deposits in our total deposits. The increase in investment in government securities has substantially increased our exposure to market risk. A rise in interest rates would cause the value of our fixed income portfolio to decline and adversely affect the income from our treasury operations. See also “Risk Factors – Risks Relating to Our Business – Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance.”

The second key change reflects the implementation of our strategy to grow our retail loan portfolio. The results of our implementation of this strategy can be seen in the rapid growth in the retail loan portfolio. Recently we have experienced rapid growth in the portfolio of non-collateralized retail loans, including unsecured personal loans. See also “Business — Loan Portfolio”. While the rate of growth of our retail loans has moderated due to the high base effect and the increase in interest rates and real estate prices, and we cannot guarantee that growth will continue at the same rate, we see continued significant demand for retail loans. We believe that the rural markets are the next horizon of growth for the Indian economy and for us. We have formulated a comprehensive strategy for the rural, business, encompassing products and channels, with the twin objectives of meeting the needs of the rural economy while building a sustainable business model.

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

Fourth, since the amalgamation we have established operations outside India, with subsidiaries in the United Kingdom, Canada and Russia, and branches and representative offices in several countries. We offer retail banking products and services including remittance services across these markets, primarily to non-resident Indians. We deliver products and services to our corporate clients, including foreign currency financing for projects in India and cross-border acquisition financing, through these subsidiaries and branches. In Canada and United Kingdom, we have also launched direct banking offerings using the Internet as the access channel. We have invested in the equity capital of our international banking subsidiaries to support their growth.

Fifth, since the amalgamation, our subsidiaries engaged in the insurance business, ICICI Prudential life Insurance Company Limited and ICICI Lombard General Insurance Company Limited, have experienced rapid growth in business. We have invested in the equity capital of our insurance subsidiaries to support their growth. Our life insurance subsidiary continues to report losses in its financial statements, which are reflected in our consolidated financial statements. See also “Business — Insurance”.

All of these changes or developments have had a major impact upon our results of operations and financial condition and are critical to an understanding of our discussion which follows.

Other key factors

Under Indian GAAP, we have not consolidated certain entities (primarily 3i Infotech Limited and Firstsource Solutions Limited) in which control is intended to be temporary. However under US GAAP, these entities have been accounted for in accordance with Opinion No. 18 of the Accounting Principles Board on “The Equity Method of Accounting for Investments on Common Stock”. Until March 31, 2006, these entities were consolidated in accordance with SFAS No. 94 on “Consolidation of majority owned subsidiaries” which requires consolidation of such entities. See also “Business - Subsidiaries and Joint Ventures.”

Till fiscal 2004, ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited have been accounted as joint ventures using the proportionate consolidation method as prescribed by Accounting Standard 27 on “Financial Reporting of Interests in Joint Ventures” issued by the Institute of Chartered Accountants of India. Therefore, our consolidated financial statements for fiscal years upto and including fiscal 2004 include a 74% share (i.e., ICICI Bank’s share in each of the two joint ventures) of each line item reflected in the financial statements of these two entities. From fiscal 2005 onwards, these two entities have been accounted for on the basis of principles set out in Accounting Standard 21 on “Consolidated Financial Statements” issued by the Institute of Chartered Accountants of India, as required by the revision in Accounting Standard 27. Therefore, from fiscal 2005 our consolidated financial statements include 100% of each line item reflected in the financial statements of these two entities with a separate disclosure for minority interest. Hence, the income statement and balance sheet for fiscal 2005, fiscal 2006 and fiscal 2007 are not comparable with the income statement and balance sheet for fiscal 2004 and prior years with respect to the incorporation of the income statement and balance sheet of our insurance subsidiaries in our financial statements.

Effect of Other Acquisitions

In fiscal 2004, we acquired 100.0% ownership interest in Transamerica Apple Distribution Finance Private Limited for a cash consideration of Rs. 757 million (US$ 17 million). In fiscal 2006, we acquired 100.0% ownership interest in Investitsionno-Kreditny Bank, a Russian bank with total assets of approximately US$ 4 million at year-end fiscal 2005. During fiscal 2006 we also acquired an additional stake of 6% in Prudential ICICI Asset Management Company Limited as well as Prudential ICICI Trust Limited. Subsequent to these acquisitions both companies have become our subsidiaries. During fiscal 2007, the board of directors of ICICI Bank Limited and the board of directors of the Sangli Bank Limited (“Sangli Bank”) at their respective meetings, approved an all-stock amalgamation of Sangli Bank with ICICI Bank at a share exchange ratio of 100 shares of ICICI Bank for 925 shares of Sangli Bank. The shareholders of both banks approved the scheme in their extra-ordinary general meetings. The Reserve Bank of India has sanctioned the scheme of amalgamation with effect from April 19, 2007 under sub-section (4) of section 44A of the Banking Regulation Act, 1949. Sangli Bank was an old private sector Indian bank. At the year ended March 31, 2006, Sangli Bank had total assets of Rs. 21.5 billion (US$ 499 million), deposits of Rs. 20.0 billion (US$ 465 million), loans of Rs. 8.9 billion (US$ 206 million) and capital adequacy of 1.6%. During fiscal 2006, it incurred a loss of Rs. 292.7 million (US$ 7 million). The financial statements for fiscal 2008 would include the results of the operations of Sangli Bank from April 19, 2007. The values of these transactions were not material to our overall operations.

Average Balance Sheet

The average balances for a fiscal year are the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that year. The average yield on average interest-earning assets is the ratio of interest income to average interest-earning assets. The average cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. The average balances of advances include non-performing advances and are net of allowance for loan losses. We have not recalculated tax-exempt income on a tax-equivalent basis because we believe that the effect of doing so would not be significant.

The following table sets forth, for the periods indicated, the average balances of the assets and liabilities outstanding, which are major components of interest income, interest expense and net interest income.

	Year ended March 31,
	2005			2006			2007
	Average balance	Interest income/ expense	Average yield/ cost	Average balance	Interest income/ expense	Average yield/ cost	Average balance	Interest income/ expense	Average yield/ cost
	(in millions, except percentages)
Assets:
Advances:
Rupee	Rs. 646,108	Rs. 66,698	10.32%	Rs. 1,008,153	Rs. 95,541	9.48%	Rs. 1,462,683	149,907	10.25%
Foreign currency	117,621	6,804	5.78	192,162	10,817	5.63	301,203	19,794	6.57
Total advances	763,729	73,502	9.62	1,200,315	106,358	8.86	1,763,886	169,701	9.62
Investments:
Rupee	371,713	23,468	6.31	474,395	38,554	8.13	654,517	60,556	9.25
Foreign currency	10,689	454	4.25	39,499	2,054	5.20	131,569	7,905	6.01
Total investments	382,402	23,922	6.26	513,894	40,608	7.90	786,086	68,461	8.71
Balances with Reserve Bank of India and other banks:
Rupee	47,329	1,853	3.92	48,713	1,478	3.03	86,333	3,049	3.53
Foreign currency	24,247	482	1.99	43,679	1,956	4.48	92,226	5,989	6.49
Total balances with Reserve Bank of India and other banks	71,576	2,335	3.26	92,392	3,434	3.72	178,559	9,038	5.06
Other interest income		2,270			958			2,813
Interest-earning assets:
Rupee	1,065,150	94,289	8.85	1,531,261	136,531	8.92	2,203,533	216,325	9.82
Foreign currency	152,557	7,740	5.07	275,340	14,827	5.38	524,998	33,688	6.42
Total interest-earning assets	1,217,707	102,029	8.38	1,806,601	151,358	8.38	2,728,531	250,013	9.16
Fixed assets	40,786			41,495			41,809
Other assets	210,885			318,801			480,339
Total non-earning assets	251,671			360,296			522,148
Total assets	Rs. 1,469,378	Rs. 102,029		Rs. 2,166,897	151,358		Rs. 3,250,679	250,013

	Year ended March 31,
	2005			2006			2007
	Average balance	Interest income/ expense	Average yield/ Cost	Average balance	Interest income/ Expense	Average yield/ Cost	Average Balance	Interest income/ expense	Average Yield/ Cost
	(in millions, except percentages)
Liabilities:
Savings account deposits:
Rupee	Rs. 97,097	Rs. 2,179	2.24%	Rs. 157,037	Rs. 3,946	2.51%	Rs. 259,744	Rs. 6,760	2.60%
Foreign currency	1,014	25	2.47	14,621	574	3.93	67,982	3,404	5.01
Total savings account deposits	98,111	2,204	2.25	171,658	4,520	2.63	327,726	10,164	3.10
Time deposits:
Rupee	540,056	29,153	5.40	846,963	51,345	6.06	1,333,395	104,385	7.83
Foreign currency	43,276	1,266	2.93	93,309	3,726	3.99	179,519	10,016	5.58
Total time deposits	583,332	30,419	5.21	940,272	55,071	5.86	1,512,914	114,401	7.56
Other demand deposits
Rupee	84,360			138,357			165,646
Foreign currency	2,722			4,492			8,708
Total other demand deposits	87,082			142,849			174,354
Borrowings:
Rupee	340,811	31,396	9.21	349,907	32,879	9.40	362,586	34,472	9.51
Foreign currency	111,966	4,025	3.59	190,558	8,545	4.48	329,876	17,720	5.37
Total borrowings	452,777	35,421	7.82	540,465	41,424	7.66	692,462	52,192	7.54
Interest-bearing liabilities:
Rupee	1,062,324	62,728	5.90	1,492,264	88,170	5.91	2,121,371	145,617	6.86
Foreign currency	158,978	5,316	3.34	302,980	12,845	4.24	586,085	31,140	5.31
Total interest-bearing liabilities	1,221,302	68,044	5.57	1,795,244	101,015	5.63	2,707,456	176,757	6.53
Other liabilities	134,166			205,933			307,733
Total liabilities	1,355,468	68,044		2,001,177	101,015		3,015,189
Preference share capital	3,500			3,500			3,500
Stockholders’ equity	110,410			162,220			231,990
Total liabilities and stockholders’ equity	Rs. 1,469,378	Rs. 68,044		Rs. 2,166,897	Rs. 101,015		Rs. 3,250,679	Rs. 176,757

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

	Fiscal 2006 vs. Fiscal 2005			Fiscal 2007 vs. Fiscal 2006
	Increase (decrease) due to			Increase (decrease) due to
	Net change	Change in average volume	Change in average rate	Net change	Change in average volume	Change in average rate
	(in millions)
Interest income:
Advances:
Rupee	Rs. 28,843	Rs. 34,311	Rs. (5,468)	Rs. 54,366	Rs. 46,584	Rs. 7,782
Foreign currency	4,013	4,195	(182)	8,977	7,166	1,811
Total advances,	32,856	38,506	(5,650)	63,343	53,750	9,593
Investments:
Rupee	15,086	8,345	6,741	22,002	16,665	5,337
Foreign currency	1,600	1,498	102	5,851	5,532	319
Total investments	16,686	9,843	6,843	27,853	22,197	5,656
Balances with Reserve Bank of India and other banks:
Rupee	(375)	42	(417)	1,571	1,329	242
Foreign currency	1,474	870	604	4,033	3,153	880
Total balances with Reserve Bank of India and other banks	1,099	912	187	5,604	4,482	1,122
Other interest income	(1,312)		(1,312)	1,855		1,855
Total interest income:
Rupee	42,242	42,698	(456)	79,794	64,578	15,216
Foreign currency	7,087	6,563	524	18,861	15,851	3,010
Total interest income	49,329	49,261	68	98,655	80,429	18,226
Interest expense:
Savings account deposits:
Rupee	1,767	1,506	261	2,814	2,673	141
Foreign currency	549	534	15	2,830	2672	158
Total savings account deposits	2,316	2,040	276	5,644	5,345	299
Time deposits:
Rupee	22,192	18,605	3,587	53,040	38,080	14,960
Foreign currency	2,460	1,998	462	6,290	4,810	1,480
Total time deposits	24,652	20,603	4,049	59,330	42,890	16,440
Borrowings:
Rupee	1,483	855	628	1,593	1,205	388
Foreign currency	4,520	3,524	996	9,175	7,484	1,691
Total borrowings	6,003	4,379	1,624	10,768	8,689	2,079
Total interest expense:
Rupee	25,442	20,966	4,476	57,447	41,958	15,489
Foreign currency	7,529	6,056	1,473	18,295	14,966	3,329
Total interest expense	32,971	27,022	5,949	75,742	56,924	18,818
Net interest income:
Rupee	16,801	21,732	(4,931)	22,347	22,620	(273)
Foreign currency	(442)	507	(949)	566	885	(319)
	16,359	22,239	(5,880)	22,913	23,505	(592)

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and net interest margins on interest-earning assets.

	Year ended March 31,
	2003	2004	2005	2006	2007
	(in millions, except percentages)
Interest income	Rs. 98,477	Rs. 96,589	Rs. 102,029	Rs. 151,358	Rs. 250,013
Average interest-earning assets	882,342	985,744	1,217,707	1,806,601	2,728,531
Interest expense	81,268	71,677	68,044	101,015	176,757
Average interest-bearing liabilities	904,499	1,012,604	1,221,302	1,795,244	2,707,456
Average total assets	10,48,825	1,174,541	1,469,378	2,166,897	3,250,679
Average interest-earning assets as a percentage of average total assets	84.13%	83.93%	82.87%	83.37%	83.94%
Average interest-bearing liabilities as a percentage of average total assets	86.24	86.21	83.12	82.85	83.29
Average interest-earning assets as a percentage of average interest-bearing liabilities	97.55	97.35	99.71	100.63	100.78

Yield	11.16	9.80	8.38	8.38	9.16
Rupee	11.97	10.38	8.85	8.92	9.82
Foreign currency	4.53	4.63	5.07	5.39	6.42

Cost of funds	8.98	7.08	5.57	5.63	6.53
Rupee	9.75	7.45	5.90	5.91	6.85
Foreign currency	3.14	3.18	3.34	4.24	5.35

Spread(1)	2.18	2.72	2.81	2.75	2.63
Rupee	2.22	2.93	2.95	3.01	2.97
Foreign currency	1.39	1.45	1.73	1.15	1.07

Net interest margin(2)	1.95	2.53	2.79	2.79	2.68
Rupee	2.05	2.60	2.96	3.16	3.21
Foreign currency	1.11	1.85	1.59	0.72	0.49

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

Fiscal 2007 to Fiscal 2006

Summary

Net profit increased by 14.1% to Rs. 27.6 billion (US$ 641 million) for fiscal 2007 from Rs. 24.2 billion (US$ 562 million) for fiscal 2006, primarily due to a 45.5% increase in net interest income and a 72.6% increase in non-interest income, offset in part, by a 70.4% increase in non-interest expenses and a significant increase of Rs. 14.3 billion (US$ 332 million) in provisions due to higher provisions created on standard assets, higher specific provisions against retail non-performing loans and lower level of write-backs.

Net interest income increased by 45.5% to Rs. 73.3 billion (US$ 1.7 billion) for fiscal 2007 from Rs. 50.3 billion (US$ 1.2 billion) for fiscal 2006, reflecting an increase of 51.0% in the average volume of interest-earning assets.

Non-interest income increased by 72.6% to Rs. 163.6 billion (US$ 3.8 billion) for fiscal 2007 from Rs. 94.8 billion (US$ 2.2 billion) for fiscal 2006 primarily due to a 87.6% increase in income from insurance business and 67.3% increase in commission, exchange and brokerage.

Non-interest expense increased by 70.4% to Rs. 180.1 billion (US$ 4.2 billion) for fiscal 2007 from Rs. 105.7 billion (US$ 2.5 billion) in fiscal 2006 primarily due to an increase of 92.1% in expenses pertaining to insurance business, 54.1% in employee expenses and 82.9% in other administrative expenses.

Provisions and contingencies (excluding provisions for tax) increased to Rs. 22.8 billion (US$ 528 million) in fiscal 2007 from Rs. 8.5 billion (US$ 196 million) in fiscal 2006 primarily due to higher provisions created on standard assets, in accordance with the revised guidelines issued by the Reserve Bank of India, a higher level of specific provisioning on retail loans due to change in the portfolio mix towards non-collateralized loans and seasoning of the retail loan portfolio, and lower level of write-backs.

Gross restructured loans decreased by 9.1% to Rs. 50.4 billion (US$ 1.2 billion) at year-end fiscal 2007 from Rs. 55.5 billion (US$ 1.3 billion) at year-end fiscal 2006 primarily due to transfer of certain loans to an asset reconstruction company, on being classified as non-performing. Gross non-performing assets increased by 84.3% to Rs. 42.6 billion (US$ 988 million) at year-end fiscal 2007 from Rs. 23.1 billion (US$ 536 million) at year-end fiscal 2006 primarily due to increase in retail non-performing loans due to change in the portfolio mix towards non-collaterized loans and seasoning of the retail loan portfolio.

Total assets increased by 42.2% to Rs. 3,943.3 billion (US$ 91.5 billion) at year-end fiscal 2007 compared to Rs. 2,772.3 billion (US$ 64.3 billion) at year-end fiscal 2006 primarily due to an increase of 35.3% in loans and 43.6% in investments.

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Year ended March 31,
	2006	2007	2007	2007/2006 % change
	(in millions, except percentages)
Interest income	Rs. 151,358	Rs. 250,013	US$ 5,801	65.2%
Interest expense	(101,015)	(176,757)	(4,101)	75.0
Net interest income	Rs. 50,343	Rs. 73,256	US$ 1,700	45.5%

Net interest income increased by 45.5% to Rs. 73.3 billion (US$ 1.7 billion) in fiscal 2007 from Rs. 50.3 billion (US$ 1.2 billion) in fiscal 2006 reflecting mainly the following:

•	an increase of Rs. 921.9 billion (US$ 21.4 billion) or 51.0% in the average volume of interest-earning assets; and

•	net interest margin of 2.7% in fiscal 2007 compared to 2.8% in fiscal 2006.

In February 2006, the Reserve Bank of India issued guidelines on accounting for securitization of standard assets. In accordance with these guidelines, with effect from February 1, 2006, we account for any loss on securitization immediately at the time of sale and the profit/premium arising on account of securitization is amortized over the life of the asset. Prior to February 1, 2006, profit arising on account of securitization was recorded at the time of sale. Interest income for fiscal 2007 reflected a loss from sell-down of loans as compared to a gain accounting for approximately 9.1% of net interest income in fiscal 2006, due to the impact of these guidelines requiring amortization of profit on securitization from February 1, 2006 and the prevailing liquidity and interest rate scenario.

We use marketing agents, called direct marketing agents or associates, for sourcing our automobile loans. Until fiscal 2006, we deducted commission paid to direct marketing agents of automobile loans from interest income. For fiscal 2007, we have reported all direct marketing agency expenses, on automobile loans and other retail loans separately under “non-interest expense”. These commissions are expensed upfront and not amortized over the life of the loan. Necessary re-classifications have been made for the prior years.

The average volume of interest-earning assets increased by 51.0% or Rs. 921.9 billion (US$ 21.4 billion) to Rs. 2,728.5 billion (US$ 63.4 billion) during fiscal 2007 from Rs. 1,806.6 billion (US$ 41.9 billion) during fiscal 2006, primarily due to an increase in average advances by Rs. 563.6 billion (US$ 13.1 billion) and an increase in average investments by Rs. 272.2 billion (US$ 6.3 billion). Average advances increased by 47.0% to Rs. 1,763.9 billion (US$ 40.9 billion) in fiscal 2007 from Rs. 1,200.3 billion (US$ 27.9 billion) in fiscal 2006 primarily due to increased disbursements of retail finance loans offset, in part, by the sell-down/securitization and repayments of loans. The average volume of interest-earning foreign currency assets increased by 90.7% to Rs. 525.0 billion (US$ 12.2 billion) during fiscal 2007 from Rs. 275.3 billion (US$ 6.4 billion) during fiscal 2006 primarily due to increased business volumes of our international branches and banking subsidiaries.

Interest income increased by 65.2% to Rs. 250.0 billion (US$ 5.8 billion) for fiscal 2007 from Rs. 151.4 billion (US$ 3.5 billion) for fiscal 2006 primarily due to an increase of 51.0% in the average volume of total interest-earning assets to Rs. 2,728.5 billion (US$ 63.4 billion) during fiscal 2007 from Rs. 1,806.6 billion (US$ 41.9 billion) during fiscal 2006. The overall yield on average interest-earning assets increased to 9.2% for fiscal 2007 from 8.4% for fiscal 2006 primarily due to increase in yield on advances to 9.6% for fiscal 2007 from 8.9% for fiscal 2006 and increase in yield on investments to 8.7% for fiscal 2007 from 7.9% for fiscal 2006. The yield on advances has increased despite the significant decline in income from sell-down of loans due to an increase in lending rates in line with the general increase in interest rates and increase in the volumes of certain high yielding loan products. The ICICI Bank Benchmark Advance Rate (ICICI Bank’s prime lending rate) has increased by 300 basis points during fiscal 2007. Our reference rate for floating rate home loans has increased by 350 basis points during the same period. The yield on average earning investments increased primarily due to an increase in the yield on average government securities by 80 basis points to 8.5% in fiscal 2007 from 7.7% in fiscal 2006.

Total interest expense increased by 75.0% to Rs. 176.8 billion (US$ 4.1 billion) during fiscal 2007 from Rs. 101.0 billion (US$ 2.3 billion) during fiscal 2006 primarily due to an increase of 50.8% in average interest-bearing liabilities to Rs. 2,707.5 billion (US$ 62.8 billion) in fiscal 2007 from Rs. 1,795.2 billion (US$ 41.6 billion) in fiscal 2006. Average deposits, with an average cost of 6.2% for fiscal 2007, constituted 74.4% of total average interest-bearing liabilities compared to 69.9% of the total average interest-bearing liabilities with a cost of 4.8% for fiscal 2006. Our cost of deposits has increased by 1.4% to 6.2% in fiscal 2007 from 4.8% in fiscal 2006 consequent to general increase in interest rates reflecting tight systemic liquidity scenario, particularly in the second half of fiscal 2007 and resulting in an increase in deposit rates for retail and other customers. The average cost of total borrowings including subordinated debt decreased to 7.5% in fiscal 2007 from 7.7% in fiscal 2006 primarily due to increase in foreign currency borrowings and repayment of high cost borrowings of ICICI.

As a result of the higher cost of funds and decrease in the gains on securitization/sell down of assets, net interest margin decreased to 2.7% in fiscal 2007 from 2.8% in fiscal 2006. Net interest margin is expected to continue to be lower than other banks in India until we increase the proportion of retail deposits including low cost deposits in our total funding. The net interest margin is also impacted by the relatively lower net interest margin earned by our foreign branches, which is offset by the higher fee income that we are able to earn by leveraging our international presence and our ability to meet the foreign currency borrowing requirements of Indian companies.

Interest rates in the banking system have continually increased over the last two years. As our liabilities, in general, re-price faster than our assets, our net interest income is adversely impacted in a rising interest rate scenario. During the last quarter of fiscal 2007, the Indian markets experienced volatility and sharp increases in interest rates and we experienced a sharp increase in our funding costs, which may adversely impact our net interest margin during fiscal 2008 until the yield on our interest-earning assets also increases to offset the increase in funding costs. Further, it cannot be assured that we would be able to pass through all the increases in our funding costs to our lending customers. Any failure to pass the higher funding costs completely to our customers would adversely impact our net interest margin. Higher interest rates would also impact our fixed income trading and other investment portfolio adversely. See also “Risk Factors - Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance.” and “Business – Risk Management – Qualitative and Quantitative Disclosures About Market Risk”.

The Reserve Bank of India has increased the cash reserve ratio requirement for banks from 5.0% at the beginning of fiscal 2007 to 6.5% currently. Further effective April 13, 2007 the Reserve Bank of India has discontinued the interest payment on the balances maintained under the cash reserve ratio requirement. As a result, during fiscal 2008 and subsequent years we would earn no interest income on the cash reserve ratio requirement of 6.5% of net demand and time liabilities maintained in the form of balances with the Reserve Bank of India as compared to interest income of 1.4% on the lower cash reserve ratio requirement during fiscal 2007 This will adversely impact our net interest income and net interest margin in fiscal 2008.

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

	Year ended March 31,
	2006	2007	2007	2007/2006 % change
	(in millions, except percentages)
Commission, exchange and brokerage	Rs. 32,546	Rs. 54,432	US$ 1,263	67.3%
Profit/(loss) on sale of investments (net)	10,989	14,062	326	28.0
Profit/(loss) on revaluation of investments (net)	(8,527)	(11,777)	(273)	38.1
Profit/(loss) on sale of land, buildings and other assets (net)	52	351	8	575.5
Profit/(loss) on foreign exchange transactions (net)	4,452	8,435	196	89.5
Income pertaining to insurance business (1)	50,704	95,126	2,207	87.6
Miscellaneous income (including lease income)	4,581	2,996	70	(34.6)
Total other income	Rs. 94,797	Rs. 163,625	US$ 3,797	72.6%

(1)	The amount of premium ceded on re-insurance has been reclassified from expenses pertaining to insurance business and netted off from non-interest income.

Non-interest income increased by 72.6% for fiscal 2007 to Rs. 163.6 billion (US$ 3.8 billion) from Rs. 94.8 billion (US$ 2.2 billion) for fiscal 2006 primarily due to a 67.3% increase in commission, exchange and brokerage to Rs. 54.4 billion (US$ 1.3 billion) in fiscal 2007 from Rs. 32.5 billion (US$ 755 million) in fiscal 2006 and a 87.6% increase in income pertaining to insurance business to Rs. 95.1 billion (US$ 2.2 billion) in fiscal 2007 from Rs. 50.7 billion (US$ 1.2 billion) in fiscal 2006.

Commission, exchange and brokerage increased by 67.3% to Rs. 54.4 billion (US$ 1.2 billion) in fiscal 2007 from Rs. 32.5 billion (US$ 755 million) primarily due to growth in fee income from retail products and services, including fee arising from retail asset products and credit cards, retail liability related fee income like account servicing charges, third party distribution fees and fees from small enterprise customers. Fees from commercial banking operations for corporate and international customers also witnessed strong growth. Commission, exchange and brokerage of our UK subsidiary increased by 61.4% to Rs. 1.7 billion (US$ 40 million) in fiscal 2007 from Rs. 1.1 billion (US$ 25 million) in fiscal 2006 primarily due to increase in fees from structuring and syndication of financing transactions. Commission, exchange and brokerage of our investment banking subsidiary increased to Rs. 6.7 billion (US$ 155 million) in fiscal 2007 from Rs. 3.0 billion (US$ 70 million) in fiscal 2006 primarily due to increase in the advisory fees and the income of ICICI Web Trade Limited which was amalgamated with our investment banking subsidiary with effect from April 1, 2006.

Profit on sale of investments increased by 28.0% to Rs. 14.1 billion (US$ 326 million) in fiscal 2007 from Rs. 11.0 billion (US$ 255 million) in fiscal 2006 primarily due to higher level of gains from equity divestments, offset in part by lower profits on proprietary trading as a result of the sharp fall in the equity markets in May 2006 and adverse conditions in debt markets. The net loss on revaluation of investments was Rs. 11.8 billion (US$ 273 million) in fiscal 2007 as compared to Rs. 8.5 billion (US$ 198 million) in fiscal 2006 primarily due to amortization of premium on government securities which was earlier classified as provisions and contingencies. This re-classification is in accordance with the revised guidelines of the Reserve Bank of India issued on April 20, 2007. Income from foreign exchange transaction includes income from derivatives reflecting primarily the transactions undertaken with customers by us and hedged in the inter-bank market, and income from merchant foreign exchange transactions. Income from foreign exchange transactions increased by 89.5% to Rs. 8.4 billion (US$ 196 million) in fiscal 2007 from Rs. 4.5 billion (US$ 103 million) in fiscal 2006 primarily due to increase in the volumes of the foreign exchange transactions, including the derivative transactions undertaken with customers by us and hedged in the inter-bank market.

Income pertaining to insurance business representing premium income of our life and general insurance subsidiaries increased by 87.6% to Rs. 95.1 billion  (US$ 2.2 billion) in fiscal 2007 from Rs. 50.7 billion (US$ 1.2 billion) in fiscal 2006. The income pertaining to insurance business includes Rs. 81.4 billion (US$ 1.9 billion) from our life insurance business and Rs. 13.7 billion (US$ 318 million) net written premium from our general insurance business. The new business premium of ICICI Prudential Life Insurance Company Limited increased by 98.4% to Rs. 51.6 billion (US$ 1.2 billion) in fiscal 2007 from Rs. 26.0 billion (US$ 604 million) in fiscal 2006. The gross written premium of ICICI Lombard General Insurance Company Limited increased by 88.7% to Rs. 30.0 billion (US$ 697 million) in fiscal 2007 from Rs. 15.9 billion (US$ 369 million) in fiscal 2006. We recognize life insurance premium as income when due. Premium on lapsed policies is recognized as income when such policies are reinstated. General insurance premium is recognized as income over the period of risks or the contract period. Any subsequent revision to premium is recognized over the remaining period of risks or contract period.

Miscellaneous income declined by 34.6% to Rs. 3.0 billion (US$ 70 million) in fiscal 2007 from Rs. 4.6 billion (US$ 106 million) in fiscal 2006 primarily due to decline in lease income by 34.0% to Rs. 2.4 billion (US$ 56 million) in fiscal 2007 from Rs. 3.6 billion (US$ 84 million) in fiscal 2006.

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Year ended March 31,
	2006	2007	2007	2007/2006 % change
	(in millions, except percentages)
Payments to and provisions for employees	Rs. 17,112	Rs. 26,365	US$ 612	54.1%
Depreciation on own property	3,908	4,272	99	9.3
Auditor’s fees and expenses	43	64	1	48.1
Other administrative expenses	26,563	48,588	1,127	82.9
Operating expenses	47,626	79,289	1,839	66.5
Direct marketing agency expenses	11,912	15,602	362	31.0
Depreciation on leased assets	2,771	1,883	44	(32.1)
Expenses pertaining to insurance business (1)	43,389	83,358	1,934	92.1
Total non-interest expenses	Rs. 105,698	Rs. 180,132	US$ 4,179	70.4%
__________________
(1)	The amount of premium ceded on re-insurance has been reclassified from expenses pertaining to insurance business and netted off from non-interest income.

Non-interest expense increased by 70.4% to Rs. 180.1 billion (US$ 4.2 billion) in fiscal 2007 from Rs. 105.7 billion (US$ 2.5 billion) in fiscal 2006 primarily due to an increase of 92.1% in expenses pertaining to the insurance business, increase of 54.1% in employee expenses and 82.9% increase in other administrative expenses.

Employee expenses increased by 54.1% to Rs. 26.4 billion (US$ 612 million) in fiscal 2007 from Rs. 17.1 billion (US$ 397 million) in fiscal 2006, primarily due to 47.4% increase in the number of employees. The employee expenses for ICICI Bank increased by 49.4% to Rs. 16.2 billion (US$ 612 million) in fiscal 2007 from Rs. 10.8 billion (US$ 397 million) in fiscal 2006 primarily due to a 31.3% increase in the number of employees to 33,321 at year-end fiscal 2007 from 25,384 at year-end fiscal 2006 and annual increase in the salaries and higher cost due to monetization of benefits on loan facilities available to employees at concessional rates of interests and other employee benefits. The employee expenses for ICICI Prudential Life Insurance Company increased by 78.2% to Rs. 5.2 billion (US$ 121 million) in fiscal 2007 from Rs. 2.9 billion (US$ 68 million) in fiscal 2006 primarily due to a 111.8% increase in number of employees to 16,317 at year-end fiscal 2007 from 7,704 at year-end fiscal 2006. The employee expenses for ICICI Lombard General Insurance Company increased by 103.1% to Rs. 2.4 billion (US$ 57 million) in fiscal 2007 from Rs. 1.2 billion (US$ 28 million) in fiscal 2006 primarily due to a 108.9% increase in number of employees to 4,770 at year-end fiscal 2007 from 2,283 at year-end fiscal 2006. The increase in employees was commensurate with the growth in businesses.

 Other administrative expenses increased by 82.9% to Rs. 48.6 billion (US$ 1.1 billion) in fiscal 2007 from Rs. 26.6 billion (US$ 616 million) in fiscal 2006 primarily due to the increased volume of business, particularly in retail business and include maintenance of ATMs, credit card related expenses, call center expenses and technology expenses. The number of branches (excluding foreign branches and offshore banking units) and extension counters increased to 755 at year-end fiscal 2007 from 614 at year-end fiscal 2006. The number of ATMs increased to 3,271 at year-end fiscal 2007 from 2,200 at year-end fiscal 2006. The number of branches and offices of our insurance subsidiaries increased to 803 at year-end fiscal 2007 from 463 at year-end fiscal 2006.

Direct marketing agency expenses increased by 31.0% to Rs. 15.6 billion (US$ 362 million) in fiscal 2007 from Rs. 11.9 billion (US$ 276 million) in fiscal 2006 in line with the growth in our business volumes. We use marketing agents, called direct marketing agents or associates, for sourcing our retail assets. We include commissions paid to these direct marketing agents of our retail assets in non-interest expense. These commissions are expensed upfront and not amortized over the life of the loan.

Expenses pertaining to insurance business, representing provisions for claims, contribution to linked business, commissions paid and reserving for actuarial liability increased by 92.1% to Rs. 83.4 billion (US$ 1.9 billion) in fiscal 2007 from Rs. 43.4 billion (US$ 1.0 billion) in fiscal 2006 primarily due to higher business levels in fiscal 2007. The provisions for claims are determined based on actuarial valuation. In line with accounting norms for insurance companies we do not amortize the customer acquisition cost, but account for the expenses upfront.

Provisions for Non-performing Assets and Restructured Loans

The following table sets forth, at the dates indicated, certain information regarding restructured loans and non-performing assets.

	At March 31,
	2006	2007	2007	2007/2006 % change
	(in millions, except percentages)
Gross restructured loans(1)	Rs. 55,463	Rs. 50,407	US$ 1,170	(9.1)%
Provisions for restructured loans(1)	(2,305)	(1,581)	(37)	(31.4)
Net restructured loans	53,158	48,826	1,133	(8.1)
Gross non-performing assets	23,086	42,557	987	84.3
Provisions for non-performing assets(2)	(12,280)	(22,249)	(516)	81.2
Net non-performing assets	10,806	20,308	471	87.9
Gross restructured loans and non-performing assets	78,549	92,964	2,157	18.4
Provision for restructured loans and non-performing assets(3)	(14,585)	(23,830)	(553)	63.4
Net restructured loans and non-performing assets	63,964	69,134	1,604	8.1
Gross customer assets	1,638,525	2,234,339	51,841	36.4
Net customer assets	1,622,675	2,209,078	51,255	36.1
Gross restructured loans as a percentage of gross customer assets	3.4%	2.3%
Gross non-performing assets as a percentage of gross customer assets	1.4	1.9
Net restructured loans as a percentage of net customer assets	3.3	2.2
Net non-performing assets as a percentage of net customer assets	0.7	0.9
Provisions on restructured loans as a percentage of gross restructured assets	4.2	3.1
Provisions on non-performing assets as a percentage of gross non-performing assets	53.2	52.3
Provisions as a percentage of gross customer assets(4)	1.3	1.7
__________________
(1)	Includes debentures.
(2)	Includes interest suspense.
(3)	Excludes technical write-offs.
(4)	Includes provision against continuing restructured loans, loans classified as non-performing assets and general provision on performing assets as required by the Reserve Bank of India.

We classify our loans in accordance with the Reserve Bank of India guidelines into performing and non-performing loans. Further, non-performing assets are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India. The Reserve Bank of India has separate guidelines for restructured loans. A fully secured standard loan can be restructured by rescheduling of principal repayments and/or the interest element, but must be separately disclosed as a restructured loan in the year of restructuring. Similar guidelines apply to restructuring of sub-standard loans. See also “Business-Classification of loans”.

Gross restructured loans decreased by 9.1% to Rs. 50.4 billion (US$ 1.2 billion) at year-end fiscal 2007 from Rs. 55.5 billion (US$ 1.3 billion) at year-end fiscal 2006 primarily due to transfer of certain loans to an asset reconstruction company, on being classified as non-performing. Gross non-performing assets increased by 84.3% to Rs. 42.6 billion (US$ 987 million) at year-end fiscal 2007 from Rs. 23.1 billion (US$ 536 million) at year-end fiscal 2006 primarily due to an increase in retail non-performing loans due to a change in the portfolio mix towards non-collateralized loans and seasoning of the retail loan portfolio. We sold gross aggregate value of assets amounting to Rs. 9.8 billion (US$ 227 million) to an asset reconstruction company during fiscal 2007. As a percentage of net customer assets, net restructured loans were 2.2% at year-end fiscal 2007 compared to 3.3% at year-end fiscal 2006 and net non-performing assets were 0.92% at year-end fiscal 2007 compared to 0.67% at year-end fiscal 2006.

The following table sets forth, for the period indicated, the composition of provision and contingencies, excluding provision for tax.

	Year ended March 31,
	2006	2007	2007	2007/2006 % change
	(in millions, except percentages)
Provisions for investments (including credit substitutes)(net) (1)	Rs. 134	Rs. 384	US$ 9	187.0%
Provision for non-performing assets	4,689	14,553	338	210.4
Provision for standard assets	3,428	7,529	175	119.6
Others	204	308	7	51.1
Total provisions and contingencies (excluding tax)	Rs. 8,455	Rs. 22,774	US$ 529	169.4%
__________________
(1)	Excludes amortization on Government securities.
(2)
We do not distinguish between provisions and write-offs while assessing the adequacy of our loan loss coverage, as both provisions and write-offs represents a reduction of the principal amount of a non-performing asset. In compliance with Indian regulations governing the presentation of financial information by banks, gross non-performing assets are reported gross of provisions net of cumulative write-offs in our financial statements.

Provisions are made on standard, sub-standard and doubtful assets at rates prescribed by Reserve Bank of India. Loss assets and unsecured portion of doubtful assets are provided/written off as per the extant Reserve Bank of India guidelines. Subject to the minimum provisioning levels prescribed by the Reserve Bank of India, provisions on homogeneous retail loans/ receivables is assessed at a portfolio level, on the basis of days past due. See also “Business-Classification of loans”.

Provisions and contingencies (excluding provisions for tax) increased to Rs. 22.8 billion (US$ 529 million) in fiscal 2007 from Rs. 8.5 billion (US$ 196 million) in fiscal 2006 primarily due to higher provisions of about Rs. 4.1 billion (US$ 95 million) made on standard assets in accordance with the revised guidelines issued by the Reserve Bank of India, a significantly lower level of write-backs in fiscal 2007 compared to about Rs. 6.6 billion (US$ 153 million) write-backs in fiscal 2006, provisions of about Rs. 1.1 billion (US$ 24 million) on account of frauds in rural portfolio, primarily in our warehouse receipt financing business and a higher level of specific provisioning on retail and other loans. The increase in provisioning on retail loans primarily reflects the growth in retail loans, seasoning of the retail loan portfolio and the change in the portfolio mix towards non-collateralized retail loans where credit losses are higher, but the higher losses are more than offset by the higher yield on such loans.

Under the Reserve Bank of India guidelines issued in September 2005, banks were required to make a general provision of 0.4% on standard loans (excluding loans to agricultural sector and to small and medium enterprises). In May 2006, the general provisioning requirement for personal loans and advances qualifying as capital market exposure, residential housing loans beyond Rs. 2.0 million and commercial real estate was further increased to 1.0%

from 0.4%. In January 2007, the general provisioning requirement for personal loans, credit card receivables, loans and advances qualifying as capital market exposure, commercial real estate loans and advances to non-deposit taking systematically important non-banking financial companies was increased to 2.0%. As a result, general provision on standard assets increased by 115.6% to Rs. 7.5 billion (US$ 175 million) in fiscal 2007 from Rs. 3.4 billion (US$ 80 million) in fiscal 2006.

Tax Expense

Total tax expense was Rs. 7.6 billion (US$ 177 million) for fiscal 2007 compared to Rs. 7.0 billion (US$ 162 million) in fiscal 2006. Income tax expense was Rs. 7.0 billion (US$ 163 million) for fiscal 2007 compared to Rs. 6.6 billion (US$ 153 million) in fiscal 2006. The effective rate of income tax expense was 20.7% for fiscal 2007 compared to the effective rate of income tax expense of 21.2% for fiscal 2006. The effective income tax rate of 20.7% for fiscal 2007 was lower compared to the statutory tax rate of 33.7% primarily due to concessional rate of tax on capital gains, exemption of dividend income, deduction towards special reserve and deduction of income of offshore banking unit.

The Indian Finance Act, 2005 imposed an additional income tax on companies called fringe benefit tax. Pursuant to this Act, companies are deemed to have provided fringe benefits to the employees if certain defined expenses are incurred. A portion of these expenses is deemed to be a fringe benefit to the employees and subjects us to tax at a rate of 30%, exclusive of applicable surcharge and cess. This tax is effective from April 1, 2005. The fringe benefit tax expense amounted to Rs. 587 million (US$ 14 million) for fiscal 2007.

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At March 31,
	2006	2007	2007	2007/2006 % change
	(in millions, except percentages)
Cash and cash equivalents	Rs. 182,551	Rs. 396,891	US$ 9,209	117.4%
Investments	840,139	1,206,167	27,985	43.6
Advances (net of provisions)	1,562,603	2,113,994	49,049	35.3
Fixed assets	41,429	43,402	1,007	4.8
Other assets	145,574	182,893	4,243	25.6
Total assets	Rs. 2,772,296	Rs. 3,943,347	US$ 91,493	42.2%

Our total assets increased by 42.2% to Rs. 3,943.3 billion (US$ 91.5 billion) at year-end fiscal 2007 compared to Rs. 2,772.3 billion (US$ 64.3 billion) at year-end fiscal 2006, primarily due to an increase in advances, investments and balances maintained with Reserve Bank of India. Net Advances increased by 35.3% to Rs. 2,114.0 billion (US$ 49.0 billion) from Rs. 1,562.6 billion (US$ 36.3 billion) primarily due to increase in retail advances in accordance with our strategy of growth in our retail portfolio, offset, in part by reduction in advances due to repayments and securitizations. Total investments at year-end fiscal 2007 increased by 43.6% to Rs. 1,206.2 billion (US$ 28.0 billion) from Rs. 840.1 billion (US$ 19.5 billion) at year-end fiscal 2006 primarily due to 31.9% increase in investments in government and other approved securities in India to Rs. 696.4 billion (US$ 16.2 billion) at year-end fiscal 2007 from Rs. 528.3 billion (US$ 12.3 billion) at year-end fiscal 2006 and 67.0% increase in other investments (including bonds and other mortgage securities) to Rs. 273.4 billion (US$ 6.3 billion) from Rs. 163.7 billion (US$ 3.8 billion). Banks in India are required to maintain a specified percentage, currently 25%, of their net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities. Cash and cash equivalents increased by 117.4% to Rs. 396.9 billion (US$ 9.2 billion) from Rs. 182.6 billion (US$ 4.2 billion) primarily due to increase in balance maintained with Reserve Bank of India due to increase in cash reserve ratio from 5.0% at year-end 2006 to 6.5% effective at year-end fiscal 2007 and higher liquid cash balances maintained by overseas branches and banking subsidiaries. Total assets of our overseas offices (including overseas banking unit in Mumbai) increased by 77.4% to Rs 591.4 billion (US$ 13.7 billion) at year-end fiscal 2007 from Rs. 333.4 billion

(US$. 7.7 billion) at fiscal 2006 primarily due to an increase in the total assets of our UK banking subsidiary, Singapore branch and Bahrain branch.

Liabilities and Stockholders’ Equity

The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders’ equity.

	At March 31,
	2006	2007	2007	2007/2006 % change
	(in millions, except percentages)
Deposits	Rs. 1,724,510	Rs. 2,486,136	US$ 57,683	44.2%
Borrowings	450,000	616,595	14,306	37.0
Other liabilities(1)	360,310	581,742	13,497	61.5
Proposed dividend (including corporate dividend tax)	8,809	10,628	247	20.7
Minority interest	2,749	5,096	118	85.3
Total liabilities	2,546,378	3,700,197	85,851	45.3
Equity share capital	8,898	8,993	209	1.1
Preference share capital	3,500	3,500	81	0.0
Reserves and surplus	213,520	230,657	5,352	8.0
Total liabilities (including capital and reserves)	Rs. 2,772,296	Rs. 3,943,347	US$ 91,493	42.2%
__________________
(1)	Includes subordinated debt.

Deposits increased by 44.2% to Rs. 2,486.1 billion (US$ 57.7 billion) at year-end fiscal 2007 from Rs. 1,724.5 billion (US$ 40.0 billion) at year-end fiscal 2006 primarily due to increase in savings deposit by 54.7% to Rs. 375.3 billion (US$ 8.7 billion) at year-end fiscal 2007 from Rs. 242.6 billion (US$ 5.6 billion) and increase in time deposit by 44.5% to Rs. 1,827.2 billion (US$ 42.4 billion) at year-end fiscal 2007 from Rs. 1,264.8 billion (US$ 29.3 billion) at year-end fiscal 2006. This significant growth in deposits was primarily achieved through increased focus on retail and corporate customers by offering a wide range of products designed to meet varied individual and corporate needs and leveraging our network of branches, extension counters and ATMs. This is commensurate with our focus of increased funding through deposits. Total deposits at year-end fiscal 2007 constituted 75.0% of our funding (i.e. deposit, borrowings and subordinated debts). Borrowings (excluding subordinated debt) increased by 37.0% to Rs. 616.6 billion (US$ 14.3 billion) at year-end fiscal 2007 from Rs. 450.0 billion (US$ 10.4 billion) at year-end fiscal 2006 primarily due to increase in foreign currency borrowings of our international branches and banking subsidiaries. Minority interest increased by 85.3% to Rs. 5.1 billion (US$ 118 million) at year-end fiscal 2007 from Rs. 2.8 billion (US$ 64 million) at year-end fiscal 2006 primarily due to increase of Rs. 8.7 billion (US$ 413 million) in share capital and reserves of our insurance subsidiaries. Stockholders’ equity increased to Rs. 239.7 billion (US$ 5.6 billion) at year-end fiscal 2007 from Rs. 222.4 billion (US$ 5.2 billion) at year-end fiscal 2006 primarily due to retained earnings for the year and exercise of employee stock option. As per the transition provision for Accounting Standard 15 – (Revised) on “Accounting for retirement benefits in financial statements of employer”, the difference in liability on account of retirement benefits created by the group at March 31, 2006 due to the revised standard have been adjusted in reserves and surplus.

Fiscal 2006 to Fiscal 2005

Summary

Net profit increased by 30.7% to Rs. 24.2 billion (US$ 562 million) for fiscal 2006 from Rs. 18.5 billion (US$ 430 million) for fiscal 2005, primarily due to a 48.1% increase in net interest income and a 51.6% increase in non-interest income offset, in part, by a 49.1% increase in non-interest expenses and a Rs. 6.6 billion (US$ 153 million) increase in provisions and contingencies.

Net interest income increased by 48.1% to Rs. 50.3 billion (US$ 1.2 billion) for fiscal 2006 from Rs. 34.0 billion (US$ 789 million) for fiscal 2005, reflecting an increase of 48.4% in the average volume of interest-earning assets.

Non-interest income increased by 51.6% to Rs. 94.8 billion (US$ 2.2 billion) for fiscal 2006 from Rs. 62.5 billion (US$ 1.5 billion) for fiscal 2005 primarily due to a 56.8% increase in commission, exchange and brokerage and a 70.9% increase in income from insurance business.

Non-interest expense increased by 49.1% to Rs. 105.7 billion (US$ 2.5 billion) for fiscal 2006 from Rs. 70.9 billion (US$ 1.6 billion) in fiscal 2005 primarily due to an increase of 56.9% in employee expenses and a 64.6% increase in expenses pertaining to the insurance business.

Provisions and contingencies (excluding provisions for tax) increased to Rs. 8.5 billion (US$ 196 million) in fiscal 2006 from Rs. 1.9 billion (US$ 43 million) in fiscal 2005 primarily due to lower level of write-backs in fiscal 2006 and higher level of provisioning on standard assets in fiscal 2006 as per the Reserve Bank of India guidelines.

Gross restructured loans decreased by 15.5% to Rs. 55.5 billion (US$ 1.3 billion) at year-end fiscal 2006 from Rs. 65.6 billion (US$ 1.5 billion) at year-end fiscal 2005 primarily due to the reclassification of certain loans as standard based on satisfactory performance of the borrower accounts. Gross non-performing assets decreased by 34.0% to Rs. 23.1 billion (US$ 536 million) at year-end fiscal 2006 from Rs. 35.0 billion (US$ 812 million) at year-end fiscal 2005 primarily due to sale and repayments of certain non-performing loans.

Total assets increased by 55.4% to Rs. 2,772.3 billion (US$ 64.3 billion) at year-end fiscal 2006 compared to Rs. 1,784.3 billion (US$ 41.4 billion) at year-end fiscal 2005 primarily due to an increase in retail loans and investments in government securities.

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Year ended March 31,
	2005	2006	2006	2006/2005 % change
	(in millions, except percentages)
Interest income	Rs. 102,029	Rs. 151,358	US$ 3,512	48.3%
Interest expense	(68,044)	(101,015)	(2,344)	48.5
Net interest income	Rs. 33,985	Rs. 50,343	US$ 1,168	48.1%

Net interest income increased by 48.1% to Rs. 50.3 billion (US$ 1.2 billion) in fiscal 2006 from Rs. 34.0 billion (US$ 789 million) in fiscal 2005 reflecting an increase of Rs. 588.9 billion (US$ 13.6 billion) or 48.4% in the average volume of interest-earning assets

The average volume of interest-earning assets increased by 48.4% or Rs. 588.9 billion (US$ 13.7 billion) to Rs. 1,806.6 billion (US$ 41.9 billion) during fiscal 2006 from Rs. 1,217.7 billion (US$ 28.3 billion) during fiscal 2005, primarily due to the increase in average advances. Average advances increased by 57.2% to Rs. 1,200.3 billion (US$ 27.9 billion) in fiscal 2006 from Rs. 763.7 billion (US$ 17.7 billion) in fiscal 2005. This increase in average advances was primarily due to increased disbursements of retail finance loans offset, in part, by the sell-down/securitization and repayments of loans. The average volume of interest-earning foreign currency assets increased by 80.5% to Rs. 275.3 billion (US$ 6.4 billion) during fiscal 2006 from Rs. 152.6 billion (US$ 3.5 billion) during fiscal 2005 primarily due to increased business volumes of our international branches and subsidiaries.

Total interest income increased by 48.3% to Rs. 151.3 billion (US$ 3.5 billion) for fiscal 2006 from Rs. 102.0 billion (US$ 2.4 billion) for fiscal 2005 primarily due to an increase of 48.4% in the average volume of total interest-earning assets to Rs. 1,806.6 billion (US$ 41.9 billion) during fiscal 2006 from Rs. 1,217.7 billion (US$ 28.3 billion) during fiscal 2005. The overall yield on average interest-earning assets remained at nearly the same levels given that the decline in yield on advances to 8.9% for fiscal 2006 from 9.6% for fiscal 2005 was offset by the increase in yield on investments to 7.9% for fiscal 2006 from 6.3% for fiscal 2005.

In February 2006, the Reserve Bank of India issued guidelines on accounting for securitization of standard assets. In accordance with these guidelines, with effect from February 1, 2006, we account for any loss on securitization immediately at the time of sale and the profit/premium arising on account of securitization is amortized over the life of the asset. Prior to February 1, 2006, profit arising on account of securitization was recorded at the time of sale. The gains on sell down were about 9.1% of net interest income for fiscal 2006 (0.3% of average interest-earning assets) compared to 15.3 % of net interest income for fiscal 2005 (0.4% of average interest-earning assets).

Total interest expense increased by 48.5% to Rs. 101.0 billion (US$ 2.3 billion) during fiscal 2006 from Rs. 68.0 billion (US$ 1.6 billion) during fiscal 2005 primarily due to an increase of 47.0% in average interest-bearing liabilities to Rs. 1,795.2 billion (US$ 41.7 billion) in fiscal 2006 from Rs. 1,221.3 billion (US$ 28.3 billion) in fiscal 2005. Average deposits, with an average cost of 4.8% for fiscal 2006, constituted 69.9% of total average interest-bearing liabilities compared to 62.9% of the total average interest-bearing liabilities with a cost of 4.2% for fiscal 2005. The increase in average cost of deposits in fiscal 2006 was primarily due to the general increase in interest rates reflecting the tight liquidity scenario in the last quarter of fiscal 2006. The average cost of total borrowings including subordinated debt decreased to 7.7% in fiscal 2006 from 7.8% in fiscal 2005 primarily due to increase in foreign currency borrowings and repayment of high cost borrowings of ICICI.

Our net interest margin was 2.79% for fiscal 2006, the same level as for fiscal 2005 as the positive impact of equity capital raising in fiscal 2006 was offset by increased cost of deposits and a lower contribution of securitization gains.

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

	Year ended March 31,
	2005	2006	2006	2006/2005 % change
	(in millions, except percentages)
Commission, exchange and brokerage	Rs. 20,751	Rs. 32,546	US$ 755	56.8%
Profit/(loss) on sale of investments (net)	7,560	10,989	255	45.3
Profit/(loss) on revaluation of investments (net)	(2,619)	(8,526)	(198)	225.6
Profit/(loss) on sale of land, buildings and other assets (net)	(9)	52	1	(663.4)
Profit/(loss) on foreign exchange transactions (net)	2,781	4,452	103	60.1
Income pertaining to insurance business(1)	29,674	50,703	1,176	70.9
Miscellaneous income (including lease income)	4,392	4,581	106	4.3
Total other income	Rs. 62,530	Rs. 94,797	US$ 2,199	51.6%
__________________
(1)	The amount of premium ceded on re-insurance has been reclassified from expenses pertaining to insurance business and netted off from non-interest income.

Non-interest income increased by 51.6% for fiscal 2006 to Rs. 94.8 billion (US$ 2.2 billion) from Rs. 62.5 billion (US$ 1.5 billion) for fiscal 2005 primarily due to a 56.8% increase in commission, exchange and brokerage to Rs. 32.5 billion (US$ 755 million) in fiscal 2006 from Rs. 20.8 billion (US$ 481 million) in fiscal 2005 and a 70.9% increase in income pertaining to insurance business to Rs. 50.7 billion  (US$ 1.2 billion) in fiscal 2006 from Rs. 29.7 billion (US$ 688 million) in fiscal 2005.

Commission, exchange and brokerage increased by 56.8% primarily due to growth in credit card fees and third-party product fees, increase in income from remittances and other fees from international banking business and growth in corporate banking fees.

Profit on sale of investments increased by 45.3% to Rs. 11.0 billion (US$ 255 million) in fiscal 2006 from Rs. 7.6 billion (US$ 95 million) in fiscal 2005 as we continued to capitalize on the opportunities created by the buoyant equity market through divestment of certain of our non-core investments and through proprietary trading operations. The net loss on the revaluation of investments was Rs. 8.5 billion (US$ 198 million) in fiscal 2006 as compared to Rs. 2.6 billion (US$ 61 million) in fiscal 2005 primarily due to significantly higher level of amortization of premium on government securities of Rs. 8.0 billion (US$ 186 million) in fiscal 2006, compared to Rs. 2.8 billion (US$ 65 million) in fiscal 2005. The increase in premium on government securities was primarily due to an increase in the investments in government securities and transfer of a substantial portion of the investments in government securities from “available for sale” to “held to maturity category” in the second half of fiscal 2005. This was earlier classified as provisions and contingencies and the reclassification is in accordance with the revised guidelines of the Reserve Bank of India. Income from foreign exchange transaction includes income from derivatives reflecting primarily the transactions undertaken with customers by us and hedged or in the inter-bank market, and income from merchant foreign exchange transactions.

Income pertaining to insurance business representing primarily premium income on our life and general insurance products increased by 70.9% to Rs. 50.7 billion (US$ 1.2 billion) from Rs. 29.7 billion (US$ 688 million) reflecting primarily an increase in the number of policies issued. The income pertaining to insurance business includes Rs. 43.8 billion (US$ 1.0 billion) from our life insurance business and Rs. 6.9 billion (US$ 161 million) from our general insurance business. We recognize life insurance premium as income when due. Premium on lapsed policies is recognized as income when such policies are reinstated. General insurance premium is recognized as income over the period of risks or the contract period. Any subsequent revision to premium is recognized over the remaining period of risks or contract period.

Miscellaneous income increased by 4.3% to Rs. 4.6 billion (US$ 106 million) in fiscal 2006 from Rs. 4.4 billion (US$ 102 million) in fiscal 2005. Miscellaneous income includes unrealized gain/loss on certain derivative transactions.

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Year ended March 31,
	2005	2006	2006	2006/2005 % change
	(in millions, except percentages)
Payments to and provisions for employees	Rs. 10,908	Rs. 17,112	US$ 397	56.9%
Depreciation on own property	3,283	3,908	91	19.0
Auditor’s fees and expenses	36	43	1	20.4
Other administrative expenses	18,549	26,563	616	43.2
Operating expenses	32,776	47,626	1,105	45.3
Direct marketing agency expenses	8,755	11,912	276	36.1
Depreciation on leased assets	2,975	2,771	64	(6.9)
Expenses pertaining to insurance business (1)	26,361	43,389	1007	64.6
Total non-interest expenses	Rs. 70,867	Rs. 105,698	US$ 2,452	49.1%
__________________
(1)	The amount of premium ceded on re-insurance has been reclassified from expenses pertaining to insurance business and netted off from non-interest income.

Non-interest expense increased by 49.1% to Rs. 105.7 billion (US$ 2.5 billion) in fiscal 2006 from Rs. 70.9 billion (US$ 1.6 billion) in fiscal 2005 primarily due to an increase in employee expenses and increase in the expenses pertaining to the insurance business.

Employee expenses increased by 56.9% to Rs. 17.1 billion (US$ 397 million) in fiscal 2006 from Rs. 10.9 billion (US$ 253 million) in fiscal 2005, primarily due to an increase in the number of employees. The employee expenses for ICICI Bank Limited increased by 45.9% to Rs. 10.8 billion (US$ 251 million) in fiscal 2006 from Rs. 7.4 billion (US$ 172 million) in fiscal 2005 primarily due to a 40.8% increase in the number of employees. The employee expenses for ICICI Prudential Life Insurance Company increased by 70.6% to Rs. 2.9 billion (US$ 67 million) in fiscal 2006 from Rs. 1.7 billion (US$ 39 million) in fiscal 2005 primarily due to a 48.7% increase in number of employees. The employee expenses for ICICI Lombard General Insurance Company increased by 61.7% to Rs. 1.2 billion (US$ 28 million) in fiscal 2006 from Rs. 745 million (US$ 17 million) in fiscal 2005 primarily due to a 82.8% increase in number of employees. The increase in employees was commensurate with the growth in business.

Other administrative expenses increased by 43.2% to Rs. 26.6 billion (US$ 616 million) in fiscal 2006 from Rs. 18.6 billion (US$ 430 million) in fiscal 2005 primarily due to the increased volume of business, particularly in retail business and include maintenance of ATMs, credit card related expenses, call center expenses and technology expenses. The number of bank branches (excluding foreign branches) and extension counters increased to 614 at year-end fiscal 2006 from 562 at year-end fiscal 2005. The number of ATMs increased to 2,200 at year-end fiscal 2006 from 1,910 at year-end fiscal 2005. The number of branches and offices of our insurance subsidiaries increased to 463 at year-end fiscal 2006 from 277 at year-end fiscal 2005.

Direct marketing agency expenses increased by 36.1% to Rs. 11.9 billion (US$ 276 million) in fiscal 2006 from Rs. 8.7 billion (US$ 203 million) in fiscal 2005 in line with the growth in our retail credit business. We use marketing agents, called direct marketing agents or associates, for sourcing retail assets. These commissions are expensed upfront and not amortized over the life of the loan. We reduce direct marketing agency expenses incurred in connection with sourcing our automobile loans on an upfront basis from interest income.

Expenses pertaining to insurance business, representing provisions for claims, contribution to linked business, commissions paid and reserving for actuarial liability increased by 64.6% to Rs 43.4 billion (US$ 1.0 billion) in fiscal 2006 from Rs. 26.4 billion (US$ 612 million) in view of the higher business levels in fiscal 2006. The provisions for claims are determined based on actuarial valuation. In line with accounting norms for insurance companies we do not amortize the customer acquisition cost, but account for the expenses upfront.

Provisions for Non-performing Assets and Restructured Loans

The following table sets forth, at the dates indicated, certain information regarding restructured loans and non-performing assets.

	At March 31,
	2005	2006	2006	2006/2005 % change
	(in millions, except percentages)
Gross restructured loans(1)	Rs. 65,623	Rs. 55,463	US$ 1,287	(15.5)%
Provisions for restructured loans(1)	(2,991)	(2,305)	(53)	(22.9)
Net restructured loans	62,632	53,158	1,234	(15.1)
Gross non-performing assets	34,973	23,086	536	(34.0)
Provisions for non-performing assets(2)	(14,890)	(12,280)	(285)	(17.5)
Net non-performing assets	20,083	10,806	251	(46.2)
Gross restructured loans and non-performing assets	100,596	78,549	1,822	(21.9)
Provision for restructured loans and non-performing assets(3)	(17,881)	(14,585)	(338)	(18.4)
Net restructured loans and non-performing assets	82,715	63,964	1,484	(22.7)
Gross customer assets	1,049,164	1,638,525	38,017	56.2
Net customer assets	1,029,299	1,622,675	37,649	57.6
Gross restructured loans as a percentage of gross customer assets	6.3%	3.4%
Gross non-performing assets as a percentage of gross customer assets	3.3	1.4
Net restructured loans as a percentage of net customer assets	6.1	3.3
Net non-performing assets as a percentage of net customer assets	2.0	0.7
Provisions on restructured loans as a percentage of gross restructured assets	4.6	4.2
Provisions on non-performing assets as a percentage of gross non-performing assets	42.6	53.2
Provisions as a percentage of gross customer assets(4)	2.1	1.3
__________________
(1)	Includes debentures.

(2)	Includes interest suspense.
(3)	Excludes technical write-offs.
(4)	Includes provision against continuing restructured loans, loans classified as non-performing assets and general provision on performing assets as required by the Reserve Bank of India.

Gross restructured loans decreased by 15.5% to Rs. 55.5 billion (US$ 1.3 billion) at year-end fiscal 2006 from Rs. 65.6 billion (US$ 1.5 billion) at year-end fiscal 2005 primarily due to the reclassification of certain loans as standard based on satisfactory performance of the borrower accounts. Gross non-performing assets decreased by 34.0% to Rs. 23.1 billion (US$ 536 million) at year-end fiscal 2006 from Rs. 35.0 billion (US$ 812 million) at year-end fiscal 2005 primarily due to sale and repayment of non-performing assets. We sold a gross aggregate value of assets amounting to Rs. 6.2 billion (US$ 144 million) to an asset reconstruction company during fiscal 2006 and a gross outstanding amount of Rs. 14.4 billion (US$ 334 million) to other entities. As a percentage of net customer assets, net restructured loans were 3.3% at year-end fiscal 2006 and 6.1% at year-end fiscal 2005 and net non-performing assets were 0.67% at year-end fiscal 2006 and 1.95% at year-end fiscal 2005.

The following table sets forth, for the period indicated, the composition of provision and contingencies excluding provision for tax.

	Year ended March 31,
	2005	2006	2006	2006/2005 % change
	(in millions, except percentages)
Provisions for investments (including credit substitutes)(net)	Rs. 2,668	Rs. 134	US$ 3	(95.0)%
Provision for non-performing assets	692	4,689	108	577.6
Provision for standard assets	(1,582)	3,428	80	316.7
Others	86	204	5	136.7
Total provisions and contingencies (excluding tax)	Rs. 1,864	Rs. 8,455	US$ 196	353.5%
__________________
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

Provisions and contingencies (excluding provisions for tax) increased to Rs. 8.5 billion (US$ 196 million) in fiscal 2006 from Rs. 1.9 billion (US$ 43 million) in fiscal 2005 primarily due to the lower level of write-backs and higher level of general provisions on standard assets. With effect from the quarter ended December 31, 2005, the Reserve Bank of India increased the requirement of general provisioning on standard advances (excluding advances to the agricultural sector and small and medium enterprises) to 0.40% compared to 0.25% applicable until September 30, 2005. In accordance with the Reserve Bank of India’s guidelines we made general provisions of Rs. 3.4 billion (US$ 79 million) in fiscal 2006. During fiscal 2006, we re-assessed our provision requirements on performing loans and non-performing loans on a portfolio basis and wrote back an amount of Rs. 1.69 billion (US$ 39 million) from the provisions against non-performing loans, which were in excess of the regulatory requirements.

Tax Expense

Total tax expense was Rs. 7.0 billion (US$ 162 million) for fiscal 2006 compared to Rs. 5.7 billion (US$ 132 million) in fiscal 2005. Income tax expense was Rs. 6.6 billion (US$ 153 million) for fiscal 2006 compared to Rs. 5.7 billion (US$ 132 million) in fiscal 2005. The effective rate of income tax expense was 21.2% for fiscal 2006 compared to the effective rate of income tax expense of 23.8% for fiscal 2005. The effective income tax rate of 21.2% for fiscal 2006 was lower compared to the statutory tax rate of 33.7% primarily due to exempt interest and dividend income and the charging of income at rates lower than statutory tax rates, offset in part by disallowances of certain expenses for tax purposes. Further, during fiscal 2006, we created a deferred tax asset on carry forward capital losses based on our firm plans that sufficient taxable capital gains will be available against which the losses can be set off.

The Indian Finance Act, 2005 imposes an additional income tax on companies called “fringe benefit tax”. Pursuant to this Act, companies are deemed to have provided fringe benefits to the employees if certain defined expenses are incurred. A portion of these expenses is deemed to be a fringe benefit to the employees and subjects us to tax at a rate of 30%, exclusive of applicable surcharge and cess. This tax is effective from April 1, 2005. The fringe benefit tax expense amounted to Rs. 386 million (US$ 9 million) for fiscal 2006.

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At March 31,
	2005	2006	2006	2006/2005 % change
	(in millions, except percentages)
Cash and cash equivalents	Rs. 136,277	Rs. 182,551	US$ 4,236	34.0%
Investments	546,516	840,139	19,493	53.7
Advances (net of provisions)	964,100	1,562,603	36,255	62.1
Fixed assets	41,782	41,429	961	(0.8)
Other assets	95,662	145,574	3,377	52.2
Total assets	Rs. 1,784,337	Rs. 2,772,296	US$ 64,322	55.4%

Our total assets increased by 55.4% to Rs. 2,772.3 billion (US$ 64.3 billion) at year-end fiscal 2006 compared to Rs. 1,784.3 billion (US$ 41.4 billion) at year-end fiscal 2005, primarily due to an increase in advances and investments. Total investments at year-end fiscal 2006 increased by 53.7% to Rs. 840.1 billion (US$ 19.5 billion) from Rs. 546.5 billion (US$ 12.7 billion) at year-end fiscal 2005 primarily due to a 46.7% increase in investments in government and other approved securities in India to Rs. 528.3 billion (US$ 12.3 billion) at year-end fiscal 2006 from Rs. 360.2 billion (US$ 8.4 billion) at year-end fiscal 2005. Net advances increased by 62.1% to Rs. 1,562.6 billion (US$ 36.3 billion) at year-end fiscal 2006 from Rs. 964.1 billion (US$ 22.4 billion) at year-end fiscal 2005 primarily due to an increase in retail assets in accordance with our strategy to increase our retail assets portfolio, offset, in part, by a reduction due to repayments and securitization of assets. Total assets (gross) of overseas branches of ICICI Bank (including offshore banking unit in Mumbai) increased by 117.3% to Rs. 275.9 billion (US$ 6.4 billion) at year-end fiscal 2006 from Rs. 127.0 billion (US$ 2.9 billion) at year-end fiscal 2005. During the year we acquired an additional stake of 6% in ICICI Prudential Asset Management Company Limited and ICICI Prudential Trust Limited increasing our total shareholding in the company to 51%. The above acquisition resulted in goodwill of Rs. 487 million (US$ 11 million), which is included in other assets. Other assets increased by 52.2% to Rs. 145.6 billion (US$ 3.3 billion) at year-end fiscal 2006 from Rs. 95.7 billion (US$ 2.2 billion) at year-end fiscal 2005 primarily due to an increase in the recoverables in the ordinary course of business from our counterparties, customers and clients resulting from the general increase in business volumes.

Liabilities and Stockholders’ Equity

The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders’ equity.

	At March 31,
	2005	2006	2006	2006/2005 % change
	(in millions, except percentages)
Deposits	Rs. 1,011,086	Rs. 1,724,510	US$ 40,012	70.6%
Borrowings	383,690	450,000	10,441	17.3
Other liabilities(1)	254,601	360,310	8,360	41.5
Proposed dividend (including corporate dividend tax)	7,193	8,809	204	22.5
Minority interest	1,525	2,749	64	80.3
Total liabilities	1,658,095	2,546,378	59,081	53.6
Equity share capital	7,368	8,898	206	20.8
Preference share capital	3,500	3,500	81	0.0
Reserves and surplus	115,374	213,520	4,954	85.1
Total liabilities (including capital and reserves)	Rs. 1,784,337	Rs. 2,772,296	US$ 64,322	55.4%
__________________
(1)	Includes subordinated debt.

Deposits increased by 70.6% to Rs. 1,724.5 billion (US$ 40.0 billion) at year-end fiscal 2006 from Rs. 1,011.1 billion (US$ 23.5 billion) at year-end fiscal 2005. This significant growth in deposits was primarily achieved through increased focus on retail and corporate customers by offering a wide range of products designed to meet varied individual and corporate needs and leveraging our network of branches, extension counters and ATMs. Borrowings (excluding subordinated debt) increased by 17.3% to Rs. 450.0 billion (US$ 10.4 billion) at year-end fiscal 2006 from Rs. 383.7 billion (US$ 8.9 billion) at year-end fiscal 2005. Minority interest increased to Rs. 2,749 million (US$ 64 million) at year-end fiscal 2006 from Rs. 1,525 million (US$ 35 million) at year-end fiscal 2005. The increase is primarily due to the acquisition of additional stakes in ICICI Prudential Asset Management Company Limited and ICICI Prudential Trust Limited as a result of which these companies have been accounted for as subsidiaries in fiscal 2006 as compared to the proportionate consolidation method of accounting followed in fiscal 2005. Stockholders’ equity increased by 81.2% at year-end fiscal 2006 to Rs. 222.4 billion (US$ 5.2 billion) from Rs. 122.7 billion (US$ 2.9 billion) at year-end fiscal 2005 primarily due to equity capital raised by us amounting to Rs. 80.0 billion (US$ 1.9 billion) during fiscal 2006.

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

	Notional principal amounts				Balance sheet credit exposure(1)
	At March 31				At March 31
	2005	2006	2007	2007	2005	2006	2007	2007
	(in millions)
Interest rate products:
Swap agreements	Rs. 1,737,555	Rs 2,720,713	Rs 3,454,593	US$ 80,153	Rs. 439	Rs. 2,800	Rs. 10,595	US$ 246
Others	89,502	49,390	1,044	24	(52)	18	-	-
Total interest rate products	Rs. 1,827,057	Rs. 2,770,103	Rs. 3,455,637	US$ 80,177	Rs. 387	Rs. 2,818	Rs. 10,595	US$ 246
Foreign exchange products:
Forward contracts	Rs. 714,653	Rs. 919,149	Rs. 248,088	US$ 5,756	Rs. 1,012	Rs. 1,987	Rs. 1,140	US$ 26
Swap agreements		25,194	1,005,899	23,339	-	51	750	17
Others	79,178	254,882	822,707	19,088	93	446	(620)	(14)
Total foreign exchange products	Rs. 793,831	Rs. 1,199,225	Rs. 2,076,694	US$ 48,183	Rs. 1,105	Rs. 2,484	Rs. 1,270	US$ 29
__________________
(1)	Denotes the mark-to-market impact of the derivative and foreign exchange products on the reporting date.

The notional principal amount of interest rate products increased to Rs. 3,455.6 billion (US$ 80.2 billion) at year-end fiscal 2007 compared to Rs. 2,770.1 billion (US$ 64.3 billion) at year-end fiscal 2006. The notional principal amount of foreign exchange products increased to Rs. 2,076.7 billion (US$ 48.2 billion) at year-end fiscal 2007 compared to Rs. 1,199.2 billion (US$ 27.8 billion) at year-end fiscal 2006. This significant increase in the volumes of interest rates swaps and foreign exchange forward contracts was primarily due to increased transactions carried out by us on behalf of our customers and growth in the market for such products. Market volumes have also increased significantly during this period. As an active player and market-maker in swap and forward exchange contract markets and due to the fact that reduction in positions is generally achieved by entering into offsetting transactions rather than termination/cancellation of existing transactions, we have seen a substantial increase in the notional principal of our swap portfolio during this period.

An interest rate swap does not entail exchange of notional principal and the cash flow arises on account of the difference between the interest rate pay and receive legs of the swap which is generally much lower than the notional principal of the swap. A large proportion of interest rate swaps, currency swaps and forward exchange contracts are on account of market making which involves providing regular two-way prices to customers or inter-bank counter-parties. This results in generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio. For example, if a transaction entered into with a customer is covered by an exactly opposite transaction entered into with another counter-party, the net market risk of the two transactions will be zero whereas, the notional principal of the portfolio will be the sum of both transactions.

Securitization

We primarily securitize commercial loans through “pass-through” securitization transactions involving special purpose entities (SPE), commonly Trusts by nature. After the securitization, we generally continue to maintain customer account relationships and service loans transferred to the securitization trusts. The securitization transactions are either with limited recourse or without recourse. In certain cases, we may enter into derivative transactions such as interest rate swaps with the contributors to the securitization trusts. In February 2006, the Reserve Bank of India issued guidelines on securitization of standard assets (Guidelines). In accordance with these guidelines, in effect since February 1, 2006, we account for any loss arising on securitization immediately at the time of sale and amortize the profit / premium arising on account of securitization over the life of the asset. Prior to February 1, 2006, profit arising on account of securitization was recorded at the time of sale.

In certain cases, prior to the issuance of the guidelines, we have written put options, which require us to purchase, upon request of the holders, securities issued in certain securitization transactions. The put options seek to provide liquidity to holders of such instruments. If exercised, we are obligated to purchase the securities at the pre-determined exercise price.

We may sometimes invest in financial assets such as mortgage loans, commercial vehicles and trade receivables transferred in pass-through securitizations. An originator of a typical securitization transfers a portfolio of financial assets to a SPE, commonly a Trust. We account for these investments at inception at acquisition price.

Loan Commitments

We have outstanding undrawn commitments to provide loans and financing to customers. These loan (including fungible commitments on non funds facility) commitments aggregated Rs. 401.7 billion (US$ 9.3 billion) as of March 31, 2007 compared to Rs. 280.6 billion (US$ 6.5 billion) as of March 31, 2006. The interest rate on fund-based commitments is dependent on the lending rates on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are contingent upon the borrower’s ability to maintain specific credit standards.

Capital Commitments

We are obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. As of the balance sheet date, work had not been completed to this extent. Estimated amounts of contracts remaining to be executed on capital account aggregated Rs. 3.7 billion (US$ 85 million) as of March 31, 2007 as compared to Rs. 1.5 billion (US$ 34 million) as of March 31, 2006.

Operating Lease Commitments

We have commitments under long-term operating leases principally for premises. The following table sets forth, a summary of future minimum lease rental commitments at year-end fiscal 2007.

Lease rental commitments for fiscal	(in millions)

2008	Rs. 987
2009	920
2010	818
2011	698
2012	565
Thereafter	1,352
Total minimum lease commitments	Rs. 5,520

Guarantees

As a part of our financing activities, we issue guarantees to enhance the credit standing of our customers. The guarantees are generally for a period not exceeding 10 years. The credit risk associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. We have the same appraisal process for guarantees as that for any other loan product. Guarantees increased by 54.5% to Rs. 311.6 billion (US$ 7.2 billion) at year-end fiscal 2007 from Rs. 201.7 billion (US$ 4.7 billion) at year-end fiscal 2006.

The following table sets forth, at the dates indicated, guarantees outstanding.

	At March 31,
	2005	2006	2006/2005 % change	2007	2007	2007/2006 % change
	(in millions, except percentages)
Financial guarantees(1)	Rs. 61,848	Rs. 68,660	12%	Rs. 116,303	US$ 2,698	69.4%
Performance guarantees(2)	99,808	133,079	33%	195,272	4,531	46.7%
Total guarantees	Rs. 161,656	Rs. 201,739	25%	Rs. 311,575	US$ 7,229	54.4%
__________
(1)	Consists of instruments guaranteeing the timely contractual payment of loan obligations, primarily to foreign lenders on behalf of project companies.

(2)	Consists of instruments guaranteeing the performance by a company of an obligation, such as exports.

The following table sets forth contractual obligations on long-term debt, operating lease and guarantees at year-end fiscal 2007.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions)
Long-term debt obligations	Rs. 645,924	Rs. 76,536	Rs. 220,888	Rs. 160,396	Rs. 188,104
Operating lease obligations	5,520	987	1,738	1,263	1,532
Guarantees
Financial guarantees	116,303	65,739	35,559	8,726	6,279
Performance guarantees	195,272	72,833	89,803	26,676	5,960
Total	Rs. 963,019	Rs. 216,095	Rs. 347,988	Rs. 197,061	Rs. 201,875

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

Our total capital adequacy ratio calculated in accordance with the Reserve Bank of India guidelines at year-end fiscal 2007 was 11.69%, including Tier I capital adequacy ratio of 7.42% and Tier II capital adequacy ratio of 4.27%. In accordance with the Reserve Bank of India guidelines, the risk-weighted assets at year-end fiscal include home loans to individuals at a risk weightage of 75%, other consumer loans and capital market exposure at a risk weightage of 125%. Commercial real estate exposure and investments in venture capital funds have been considered at a risk weightage of 150%. The risk-weighted assets at year-end fiscal 2006 and year-end fiscal 2007 also include the impact of capital requirement for market risk on the held for trading and available for sale portfolio. Deferred tax assets amounting to Rs. 6.1 billion (US$ 142 million) and unamortized amount of expenses on Early Retirement Option Scheme amounting to Rs. 502 million (US$ 12 million) at year-end fiscal 2007, have been reduced from Tier I capital while computing the capital adequacy ratio.

In accordance with the Reserve Bank of India guidelines, Tier I capital includes Rs. 1.50 billion (US$ 35 million) of 20-year non-cumulative preference shares issued to ITC Limited (face value of Rs. 3.50 billion (US$ 81 million) as a part of the scheme for merger of ITC Classic Finance Limited with ICICI.

Reserve Bank of India issued guidelines in October, 2005 permitting banks that have maintained capital of at least 9.0% of the risk-weighted assets for credit risk and market risk for held for trading and available for sale categories of investments to transfer the balance in the investment fluctuation reserve ‘below the line’ in the profit and loss appropriation account to statutory reserve, general reserve or balance of profit & loss account. Pursuant to the above, the entire balance in investment fluctuation reserve at year-end fiscal, 2006, of Rs. 13.2 billion (US$ 306 million) was transferred to revenue and other reserves and hence considered in the Tier-I capital.

For all securitization deals executed subsequent to February 1, 2006, capital requirement has been considered in accordance with the Reserve Bank of India guidelines issued in this regard on February 1, 2006. In January 2006, the Reserve Bank of India issued guidelines permitting banks to issue perpetual debt with a call option after not less than 10 years, to be exercised with its prior approval, for inclusion in Tier I capital up to a maximum of 15% of total Tier I capital, The Reserve Bank of India also permitted banks to issue debt instruments with a minimum maturity of 15 years and a call option after not less than 10 years, to be exercised with its prior approval, for inclusion in Tier II capital.

In February 2005, the Reserve Bank of India had issued draft Basel II guidelines which it further modified to issue revised draft guidelines in March 2007. In April 2007, the Reserve Bank of India issued final guidelines for the implementation of a revised Basel II capital adequacy framework that would be effective year-end fiscal 2008 for us. The guidelines for the capital adequacy framework include an increase in the minimum Tier-1 Capital Adequacy Ratio from 4.5% to 6.0% and, the introduction of capital for operational risk as per Basel II. Further, the risk weight for consumer credit and residential mortgages will continue to remain at 125.0% and 75.0% (risk weights for residential mortgage loans of less than Rs. 2 million (US$ 46,404) with loan-to-value ratio of less than 75.0% would be 50.0%). The capital adequacy norms stipulate a capital charge on undrawn commitments. The norms also increase the risk-weightage for domestic corporates (for loans greater than Rs. 100 million (US$ 2 million)) without a solicited external rating to 150.0% in a phased manner as compared to 100% currently. Similarly, non-resident corporates (for loans greater than Rs. 100 million (US$2 million)) without a rating from an international rating agency would attract 150.0% risk weightage in a phased manner compared to 100% currently.

The following table sets forth, at the dates indicated, risk-based capital, risk-weighted assets and risk-based capital adequacy ratios computed in accordance with the applicable Reserve Bank of India guidelines and based on ICICI Bank’s unconsolidated financial statements prepared in accordance with Indian GAAP.

	At March 31,
	2006	2007	2007
		(in millions)
Tier 1 capital	Rs. 191,815	Rs. 215,033	US$ 4,989
Tier 2 capital	86,611	123,929	2,875
Total capital	Rs. 278,426	Rs. 338,962	US$ 7,864
On- balance sheet risk weighted assets	Rs. 1,557,236	Rs. 2,132,643	US$ 49,481
Off-balance sheet risk weighted assets	528,700	767,288	17,803
Total risk weighted assets	Rs. 2,085,936	Rs. 2,899,931	US$ 67,284
Tier 1 capital adequacy ratio	9.20%	7.42%
Tier 2 capital adequacy ratio	4.15%	4.27%
Total capital adequacy ratio	13.35%	11.69%

Foreign currency bonds amounting to Rs. 32.3 billion (US$ 750 million) raised for Upper Tier-II capital have been excluded from the above capital adequacy ratio computation, pending clarification required by Reserve Bank of India regarding certain terms of these bonds. If these bonds were considered as Tier-II capital, the capital adequacy ratio would be 12.81%.

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

Another source of liquidity risk is the put options written by us on the loans, which we have securitized. These options are binding on us and require us to purchase, upon request of the holders, securities issued in such securitized transactions. The options seek to provide liquidity to the security holders. If exercised, we will be obligated to purchase the securities at the pre-determined exercise price. Under the Reserve Bank of India’s statutory liquidity ratio requirement, we are required to maintain 25.0% of our total demand and time liabilities by way of approved securities, such as government of India securities and state government securities. We maintain a significant part of the statutory liquidity ratio through a portfolio of government of India securities that we actively manage to optimize the yield and benefit from price movements. Under the Reserve Bank of India's cash reserve ratio requirements, we were required to maintain 6.50% of our demand and time liabilities in a current account with the Reserve Bank of India. We also have recourse to the liquidity adjustment facility and the refinance window, which are short-term funding arrangements provided by the Reserve Bank of India. We maintain a portfolio of liquid high quality securities that may be sold on an immediate basis to meet our liquidity needs.

We also have the option of managing liquidity by borrowing in the inter-bank market on a short-term basis. The overnight market, which is a significant part of the inter-bank market, is susceptible to volatile interest rates. These interest rates on certain occasions have touched historical highs of 70.0% and above. To curtail reliance on such volatile funding, our liquidity management policy has stipulated daily limits for borrowing and lending in this market. The limit on daily borrowing is more stringent than the limit set by the Reserve Bank of India. ICICI

Securities Limited, like us, relies for a certain proportion of its funding on the inter-bank market for overnight money and is therefore also exposed to similar risk of volatile interest rates.

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

The following table sets forth, our ratings for various instruments by credit rating agencies.

Instrument	ICRA	Credit Analysis & Research Limited	CRISIL	Moody's Investor Services	Standard & Poor's	JCRA
Lower Tier II capital bonds	AAA	AAA	AAA	-	-	-
Upper Tier II debt	-	AAA	AAA	Baa2	BB	-
Tier I perpetual debt	-	AAA	AAA	Baa2	BB	-
Term deposits	AAA	AAA	AAA	-	-	-
Certificates of deposits	A1+	PR1+	-	-	-	-
Long-term foreign currency borrowings	-	-	-	Baa2	BBB-	BBB
Global local currency borrowings	-	-	-	A2/P-1	-	-
Short term foreign currency ratings	-	-	-	Ba2/ Not Prime	A-3	-

The outlook from Standard and Poor, Moody’s and JCRA is stable. Any downgrade in these credit ratings, or any adverse change in these ratings relative to other banks and financial intermediaries, could adversely impact our ability to raise resources to meet its funding requirements, which in turn could adversely impact our liquidity position.

Capital Expenditure

The following tables set forth, for the periods indicated, certain information related to capital expenditure by category of fixed assets.

	Fiscal 2005
	Cost at March 31, 2004	Additions/ transfers	Deletions/ transfers	Depreciation	Net assets at March 31, 2005
	(in millions)
Premises	Rs. 17,092	Rs. 2,619	Rs. (126)	Rs. 1,650	Rs. 17,935	US$ 416
Other fixed assets (including furniture and fixes)	14,590	3,480	(261)	8,511	9,298	216
Assets given on lease	20,736	213	(525)	5,875	14,549	338
Total	Rs. 52,418	Rs. 6,312	Rs. (912)	Rs. 16,036	Rs. 41,782	US$ 970

	Fiscal 2006
	Cost at March 31, 2005	Additions/ transfers	Deletions/ transfers	Depreciation	Net assets at March 31, 2006
	(in millions)
Premises	Rs. 19,585	Rs. 1,724	Rs. (152)	Rs. 2,278	Rs. 18,879	US$ 438
Other fixed assets (including furniture and fixes)	17,809	4,915	(203)	11,710	10,811	251
Assets given on lease	20,424		(1,259)	7,427	11,738	272
Total	Rs. 57,818	Rs. 6,639	Rs. (1614)	Rs. 21,415	Rs. 41,428	US$ 961

	Fiscal 2007
	Cost at March 31, 2006	Additions/ transfers	Deletions/ transfers	Depreciation	Net assets at March 31, 2007
	(in millions)
Premises	Rs. 21,158	Rs. 3,306	Rs. (889)	Rs. 3,055	Rs. 20,520	US$ 476
Other fixed assets (including furniture and fixes)	22,521	5,832	(732)	14,772	12,849	298
Assets given on lease	19,166		(820)	8,314	10,032	233
Total	Rs. 62,845	Rs. 9,138	Rs. (2,441)	Rs. 26,141	Rs. 43,401	US$ 1,007

Our capital expenditure on property and other assets was Rs. 9.1 billion (US$ 212 million) for fiscal 2007 compared to Rs. 6.6 billion (US$ 154 million) in fiscal 2006. Capital expenditure of Rs. 5.8 billion (US$ 135 million) on other fixed assets in fiscal 2007 included Rs. 846.9 million (US$ 19.6 million) on software. Our capital expenditure on premises and other assets increased by 5.2% to Rs 6.6 billion (US$ 154 million) for fiscal 2006 compared to fiscal 2005.

Significant Changes

Except as stated in this annual report, no significant changes have occurred to us since the date of the fiscal 2007 consolidated financial statements contained in this annual report.

Segment Revenues and Assets

For fiscal, 2007, a new business segment viz. “Insurance” has been added for the purposes of segment reporting. Our operations are classified into the following segments: consumer and commercial banking segment, investment banking segment, insurance segment and others.

The consumer and commercial banking segment comprises the retail and corporate banking business of ICICI Bank and its banking subsidiaries i.e. ICICI Bank UK PLC., ICICI Bank Canada and ICICI Bank Eurasia Limited Liability Company and ICICI Home Finance Company Limited and provides medium-term and long-term project and infrastructure financing, securitization, lease financing, working capital finance and foreign exchange services to clients. Further, it provides deposit and loan products to retail customers. The investment banking segment comprises the treasury operations of ICICI Bank and its banking subsidiaries i.e. ICICI Bank UK PLC., ICICI Bank Canada and ICICI Bank Eurasia Limited Liability Company, ICICI Securities Primary Dealership Limited (formerly ICICI Securities Limited), ICICI Securities Limited (formerly ICICI Brokerage Services Limited), ICICI Securities Inc., and ICICI Securities Holdings Inc., ICICI Venture Funds Management Company Limited, ICICI Eco-net Internet and Technology Fund, ICICI Equity Fund, ICICI Strategic Investments Fund, ICICI Emerging Sectors Fund and ICICI International Limited, and deals in the debt, equity and money markets and provides corporate advisory products such as mergers and acquisition advice, loan syndication advice and issue management services. The insurance segment comprises of ICICI Lombard General Insurance Company Limited and ICICI Prudential Insurance Company Limited and provides general and life insurances services. The others segment comprises of ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Property Trust, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, TCW/ICICI Investment Partners LLC and TSI Ventures (India) Private Limited.

Consumer and Commercial Banking Segment

Fiscal 2007 compared to Fiscal 2006

Profit before tax of the consumer and commercial banking segment declined to Rs. 25.1 billion (US$ 583 million) in fiscal 2007 from Rs. 26.0 billion (US$ 604 million) in fiscal 2006, primarily due to an increase in provisions and increase in non-interest expense, offset, in part by an increase in net interest income and non-interest income.

Net interest income increased by 35.0% to Rs. 59.8 billion (US$ 1.4 billion) for fiscal 2007 from Rs. 44.3 billion (US$ 1.0 billion) for fiscal 2006, primarily due to an increase in the interest income on advances and investments, offset, in part, by an increase in the interest expense on deposits.

Non-interest income increased by 55.9% to Rs. 53.2 billion (US$ 1.2 billion) in fiscal 2007 from Rs. 34.1 billion (US$ 791 million) in fiscal 2006, primarily due to growth in fee income from retail products and services, including fee arising from retail assets products and retail liability related income like account servicing charges and third party distribution fees. Fees from corporate banking and international business also witnessed a strong growth. The increase was also due to increase in commission, exchange and brokerage income of our UK banking subsidiary and investment banking subsidiary. Commission, exchange and brokerage of our investment banking subsidiary increased primarily due to increase in the advisory fees offset by decrease in fee for equity capital market services.

Non-interest expense increased 46.1% to Rs. 65.5 billion (US$ 1.5 billion) in fiscal 2007 from Rs. 44.8 billion (US$ 1.0 billion) in fiscal 2006, primarily due to an increase in employee expenses and the growth in the retail franchise, including maintenance of ATMs, credit card expenses, call center expenses and technology expenses. Employee expenses increased primarily due to increase in the number of employees, annual increase in the salaries and higher cost due to monetization of benefits on loan facilities available to employees at concessional rates of interests and other employee benefits. The increase in employees was commensurate with the growth in our retail businesses. Direct marketing agency expenses increased by 31.0% to Rs. 15.6 billion (US$ 362 million) in fiscal 2007 from Rs. 11.9 billion (US$ 276 million) in fiscal 2006 in line with the growth in our retail credit business. We use marketing agents, called direct marketing agents or associates, for sourcing retail assets. These commissions are expensed upfront and not amortized over the life of the loan. We reduce direct marketing agency expenses incurred in connection with sourcing our automobile loans on an upfront basis from interest income.

Provisions and contingencies increased significantly to Rs. 22.4 billion (US$ 518 million) for fiscal 2007 as compared to Rs. 7.5 billion (US$ 175 million) for fiscal 2006 primarily due to due to higher provisions created on standard assets, in accordance with the revised guidelines issued by Reserve Bank of India, a higher level of specific provisioning on retail loans due to change in the portfolio mix towards non-collateralized loans and seasoning of the loan portfolio and lower level of write-backs. General provision on standard assets increased by 111.0% to Rs. 7.3 billion (US$ 169 million) in fiscal 2007 from Rs. 3.5 billion (US$ 81 million) in fiscal 2006.

Fiscal 2006 compared to Fiscal 2005

Profit before tax of the commercial banking segment increased to Rs. 26.0 billion (US$ 604 million) in fiscal 2006 from Rs. 18.8 billion (US$ 437 million) in fiscal 2005, primarily due to an increase in net interest income by Rs. 15.0 billion (US$ 349 million) in fiscal 2006 and non-interest income by Rs. 9.0 billion (US$ 209 million) in fiscal 2006 as compared to fiscal 2005 offset, in part, by an increase in the provisions and contingencies (excluding provisions for tax) by Rs. 6.4 billion (US$ 148 million) and an increase of Rs. 10.5 billion (US$ 243 million) in non-interest expense in fiscal 2006 as compared to fiscal 2005.

Net interest income increased 51.5% to Rs. 44.3 billion (US$ 1.0 billion) for fiscal 2006 from Rs. 29.3 billion (US$ 679 million) for fiscal 2005 primarily due to an increase in average interest-earning assets.

Non-interest income increased 35.9% to Rs. 34.1 billion (US$ 791 million) in fiscal 2006 from Rs. 25.1 billion (US$ 582 million) in fiscal 2005 primarily due to growth in commission, exchange and brokerage income. Commission, exchange and brokerage income increased mainly due to growth in credit card related fees and third party distribution fees, an increase in income from remittances and other fees from our international business and growth in fees from corporate customers.

Non-interest expense increased 30.6% to Rs. 44.8 billion (US$ 1.0 billion) in fiscal 2006 from Rs. 34.3 billion (US$ 797 million) in fiscal 2005 primarily due to an increase in employee expenses and enhanced operations and the growth in retail franchise, including maintenance of ATMs, credit card expenses, call center expenses and technology expenses.

Provisions and contingencies was Rs. 7.5 billion (US$ 175 million) for fiscal 2006 as compared to Rs. 1.2 billion (US$ 27 million) for fiscal 2005 primarily due to increased provisions on standard assets as per Reserve Bank of India guidelines in fiscal 2006 and a lower level of write backs in fiscal 2006.

Investment Banking Segment

Fiscal 2007 compared to Fiscal 2006

Profit before tax for the investment banking segment increased to Rs. 13.9 billion (US$ 322 million) in fiscal 2006 compared to Rs. 5.7 billion (US$ 132 million) in fiscal 2006 primarily due to increase in non-interest income and net interest income, offset in part, by an increase in the non-interest expenses.

Net interest income increased to Rs. 11.5 billion (US$ 267 million) in fiscal 2007 from Rs. 5.0 billion (US$ 115 million) in fiscal 2006 primarily due to a 54.8% increase in interest income from government securities, offset, in part, by an increase in interest on inter-bank borrowings.

Non-interest income increased by 62.3% to Rs. 11.9 billion (US$ 276 million) in fiscal 2007 from Rs. 7.3 billion (US$ 170 million) in fiscal 2006 primarily due to higher level of gains from equity divestments, offset in part by 24.5% increase in premium amortization on government securities to Rs. 10.0 billion (US$ 232 million) in fiscal 2007 from Rs. 8.02 billion (US$ 186 million) in fiscal 2006 and lower profits on proprietary trading as a result of the sharp fall in the equity markets in May 2006 and adverse conditions in debt markets.

Non-interest expense increased to Rs. 9.1 billion (US$ 210 million) in fiscal 2007 from Rs. 5.7 billion (US$ 131 million) in fiscal 2006 primarily due to increase in payments to and provisions for employees and other administrative expenses.

Fiscal 2006 compared to Fiscal 2005

Profit before tax for the investment banking segment declined to Rs. 5.7 billion (US$ 132 million) in fiscal 2006 compared to Rs. 7.0 billion (US$ 161 million) in fiscal 2005, primarily due to an increase of Rs. 2.5 billion (US$ 58 million) in non-interest expenses in fiscal 2006 as compared to fiscal 2005, offset in part by an increase in the net interest income by Rs. 883 million (US$ 21 million) and non-interest income by Rs. 528 million (US$ 12 million) in fiscal 2006 as compared to fiscal 2005.

Net interest income increased 20.5% to Rs. 5.0 billion (US$ 115 million) in fiscal 2006 from Rs. 4.1 billion (US$ 95 million) in fiscal 2005 primarily due to an increase in interest income from government securities, offset in part by an increase in interest on inter-bank borrowings.

Non-interest income increased 7.8% to Rs. 7.3 billion (US$ 169 million) in fiscal 2006 from Rs. 6.8 billion (US$ 158 million) in fiscal 2005 primarily due to higher capital gains realized on sale of equity investments offset in part by 185.7% increase in premium amortization on government securities to Rs. 8.0 billion (US$ 186 million) in fiscal 2007 from Rs. 2.8 billion (US$ 65 million) in fiscal 2006. The increase in premium on government securities was primarily due to an increase in the investments in government securities and transfer of a substantial portion of the investments in government securities from “available for sale” to “held to maturity category” in the second half of fiscal 2005. This was earlier classified as provisions and contingencies and the reclassification is in accordance with the revised guidelines of the Reserve Bank of India.

Non-interest expense increased to Rs. 5.7 billion (US$ 131 million) in fiscal 2006 from Rs. 3.2 billion (US$ 74 million) in fiscal 2005 primarily due to an increase in employee expenses and other administrative expenses.

Insurance Segment

Fiscal 2007 compared to Fiscal 2006

The net loss of insurance segment was at Rs. 3.9 billion (US$ 91 million) for fiscal 2007 as compared to Rs. 495 million (US$ 11 million) for fiscal 2006 primarily due to increase in the net loss of ICICI Prudential Life Insurance Company Limited.

As would be typical for life insurance companies during the periods of high growth, ICICI Prudential Life Insurance Company Limited incurred a loss of Rs. 6.5 billion (US$ 150 million) primarily due to business set-up and customer acquisition costs as well as reserving for actuarial liability. ICICI Prudential Life Insurance Company

Limited recorded a growth of 98.4% in total new business premium of Rs. 51.6 billion (US$ 1.2 billion) in fiscal 2007 as compared to Rs. 26.0 billion (US$ 604 million) in fiscal 2006. ICICI Prudential Life Insurance Company Limited was the largest player in the retail segment of the private sector life insurance market with a market share of about 28% during fiscal 2007 (on weighted received premium basis).

There was a increase in the net loss of ICICI Prudential Life Insurance Company Limited during fiscal 2007 primarily due the timing differences in the recognition of premiums collected on policies sold and non-interest expenses and actuarial provisions created for future benefits under the policies, increase in non-interest expenses and appropriation of an amount of Rs 968 million (US$ 22 million) as Funds for Future Appropriation from the revenue account (policyholders account) during fiscal 2007 instead of the profit and loss account.

Life insurance premium is recognized as income when due and costs primarily related to the acquisition of new and renewal insurance contracts including commissions and policy issue expenses are expensed in the year in which they are incurred. The liability for life policies in force and also policies in respect of which premium has been discontinued but a liability exists, is determined by the appointed actuary on the basis of an annual review of the life insurance business.

The non-interest expense of ICICI Prudential Life Insurance Company Limited increased significantly in fiscal 2007 as compared to fiscal 2006 primarily due to an increase in the employee expenses and other administrative expenses. The employee expenses for ICICI Prudential Life Insurance Company increased by 78.2% primarily due to a an increase in number of employees to 16,317 at year-end fiscal 2007 from 7,704 at year-end fiscal 2006. ICICI Prudential Life Insurance Company Limited has increased its agency force from approximately 72,000 at year-end fiscal 2006 to approximately 234,000 as at year-end fiscal 2007. The total number of branches has increased to 583 at year-end fiscal 2007 as compared to 309 at year-end fiscal 2006.

Pursuant to a notification issued by Insurance Regulatory Development Authority dated March 29, 2006, the appointed actuary of ICICI Prudential Life Insurance Company Limited has determined as amount of Rs. 968 million (US$ 22 million) as release of actuarial reserves on policies which have lapsed in the earlier years. ICICI Prudential Life Insurance Company Limited had in fiscal 2006 appropriated an amount of Rs. 792 million (US$ 18 million), relating to reserves on policies which lapsed in the earlier years, from the profit and loss account as funds for future appropriation. This resulted in a lower amount of transfer to the policyholders account, leading to lower losses in the profit and loss account for fiscal 2006. Based on the requirements of Insurance Regulatory Development Authority, ICICI Prudential Life Insurance Company Limited has appropriated an amount of Rs. 968 million (US$ 22 million) as funds for future appropriation from the revenue account (policyholders’ account) during fiscal 2007. In case ICICI Prudential Life Insurance Company Limited had followed the policy of appropriating funds for future appropriation from the profit and loss account, the loss for the year would have been lower by Rs. 968 million (US$ 22 million) for fiscal 2007. However, neither the carrying value of funds for future appropriation nor the debit balance of the profit and loss account in the balance sheet is impacted by this change.

ICICI Lombard General Insurance Company Limited recorded growth of 88.7% in fiscal 2007 in total gross written premium to Rs. 30.0 billion (US$ 697 million) in fiscal 2007 from Rs. 15.9 billion (US$ 369 million) in fiscal 2006. ICICI Lombard General Insurance Company Limited was the largest private general insurer with a market share of 34% among the private sector general insurance companies during the fiscal 2007. The profits of ICICI Lombard General Insurance Company Limited are impacted by business set up and customer acquisition costs, that are expensed as incurred under Indian GAAP.

The net income of ICICI Lombard General Insurance Company Limited at year-end fiscal 2007 increased primarily due to increase in net premium earned by 102.1%, increase in income from investments by 52.8% and increase in commission income by 51.5%, offset, by increase in net claims incurred by 109.1% and other operating expenses. The increase in net written premium was commensurate with the growth in the businesses and in particular the retail business, where premium retentions are higher.

The employee expenses for ICICI Lombard General Insurance Company Limited increased by 103.1% primarily due to an increase in the number of employees to 4,770 at year end fiscal 2007 from 2,283 at year end fiscal 2006. The increase in employees was commensurate with the growth in businesses.

Fiscal 2006 compared to Fiscal 2005

The net loss of insurance segment was Rs. 495 million (US$ 11 million) for fiscal 2006 compared to Rs. 1.3 billion (US$ 30 million) for fiscal 2005 primarily due to a reduction in the net loss of ICICI Prudential Life Insurance Company Limited

ICICI Prudential Life Insurance Company Limited recorded a total new business premium of Rs. 26.0 billion (US$ 604 million) in fiscal 2006 as compared to Rs. 15.8 billion (US$ 367 million) in fiscal 2005, a growth of 64.6%. There was decrease in the net loss of ICICI Prudential Life Insurance Company Limited primarily due to release of actuarial reserves on policies which have lapsed in the earlier years, offset by a negative impact due to timing differences in the accounting policies on premiums collected on policies sold and non-interest expenses.

Pursuant to a notification issued by Insurance Regulatory Development Authority dated March 29, 2006, the appointed actuary of ICICI Prudential Life Insurance Company Limited has determined as amount of Rs. 792 million (US$ 18 million) as release of actuarial reserves on policies which have lapsed in the earlier years which was appropriated from the profit and loss account as funds for future appropriation. This resulted in a lower amount of transfer to the policyholders’ account, leading to lower losses in the profit and loss account in fiscal 2006.

The non-interest expense of ICICI Prudential Life Insurance Company Limited increased significantly in fiscal 2006 as compared to fiscal 2005 primarily due to an increase in the employee expenses and other administrative expenses The employee expenses for ICICI Prudential Life Insurance Company increased by 70.6% primarily due to a an increase in number of employees to 7,704 at year-end fiscal 2006 from 5,186 at year-end fiscal 2005. The employee expenses for ICICI Prudential Life Insurance Company Limited has increased due to increase in its agency force from approximately 56,600 at year-end fiscal 2005 to approximately 72,000 as at year-end fiscal 2006.

The net income of ICICI Lombard General Insurance Company Limited at year-end fiscal 2006 increased marginally as compared to year-end fiscal 2005 primarily due to increase in net premium earned by 144.7%, increase in income from investments by 73.1% and increase in commission income by 40.8%, offset, by increase in net claims incurred by 157.4% and other operating expenses. The increase in net premium was commensurate with the growth in the businesses especially retail business.

The employee expenses for ICICI Lombard General Insurance Company Limited increased by 61.7% primarily due to an increase in the number of employees to 2,283 at year end fiscal 2006 from 1,249 at year end fiscal 2005. The increase in employees was commensurate with the growth in businesses.

Others Segment

Fiscal 2007 compared to Fiscal 2006

Profit before tax of the others segment increased to Rs. 528 million (US$ 12 million) in fiscal 2007 from Rs. 338 million (US$ 8 million) in fiscal 2006, primarily due to increase in the profit before tax of ICICI Prudential Asset Management Company Limited.

The profit before tax of ICICI Prudential Asset Management Company Limited increased primarily due to an increase in investment management and portfolio management fees, offset by an increase in the brokerage and incentives paid to agents and increase in marketing, advertisement and publicity expenses.

Investment management and portfolio management fees are recognized on an accrual basis in accordance with the respective terms of contracts. Income on asset shield products under portfolio management scheme is accrued over the term. The unaccrued portion of income is carried forward as a current liability.

Brokerage and incentives are paid to agents based on the sales generated by them during the year on an accrual basis.

Fiscal 2006 compared to Fiscal 2005

Profit before tax of the others segment increased to Rs. 338 million (US$ 8 million) in fiscal 2006 from Rs. 115 million (US$ 3 million) in fiscal 2005, primarily due to an increase in the profit before tax of ICICI Prudential Asset Management Company Limited.

The profit before tax of ICICI Prudential Asset Management Company Limited increased primarily due to an increase in investment management and portfolio management fees, offset by, an increase in the employee expenses and brokerage and incentives paid to agents.

Related party transactions

During fiscal 2007, ICICI Bank conducted transactions with related parties, including joint ventures, associates and key management personnel. The following represent the significant transactions between ICICI Bank and such related parties:

Interest received

During fiscal 2007, we received interest from our key management personnel amounting to Rs. 0.7 million (US$ 16,276) as compared to Rs. 0.5 million (US$ 12,079) in fiscal 2006 (fiscal 2005: Rs. 0.3 million (US$ 6,961)).

Purchase of investments

During fiscal 2007, we purchased certain investments from our joint ventures amounting to Rs. Nil as compared to Rs. 20 million (US$ 464,037) in fiscal 2006 (fiscal 2005: Rs. 5.0 billion (US$ 116 million).

Dividend paid

During fiscal 2007, we paid dividend to our key management personnel amounting to Rs. 4.4 million (US$ 101,614) as compared to Rs. 3.2 million (US$ 74,536) in fiscal 2006 (fiscal 2005: Rs. 1.6 million (US$ 37,123)).

Remuneration to whole-time directors

During fiscal 2007, we paid remuneration to whole-time directors amounting to Rs. 87.0 million (US$ 2.0 million) as compared to Rs. 75.9 million (US$ 1.8 million) in fiscal 2006(fiscal 2005: Rs. 60.5 million (US$ 1.4 million)).

Related party balances

The table below sets forth the balances payable to/receivable from related parties:

Items / Related Party	Key Management Personnel(1)
	2007	2006	2005
	(in millions)
Deposits with ICICI Bank	Rs. 80	Rs. 25	Rs. 37
Advances	21	15	19
Investments of related parties in ICICI Bank	14	4	2

(1)	Whole-time directors of the Board and their relatives.

Joint ventures and associates

For fiscal 2007 and fiscal 2006, TCW/ICICI Investment Partners LLC and TSI Ventures (India) Private Limited were classified as joint ventures. For fiscal 2005 ICICI Prudential Asset Management Company Limited and ICICI Prudential Trust Limited were classified as joint ventures.For fiscal 2006, the financial statements of these jointly controlled entities are consolidated as per AS 21 on “Consolidated Financial Statements” consequent to the limited revision to AS 27 on “Financial Reporting of Interests in Joint Ventures”.

Reconciliation of net profit between Indian GAAP and US GAAP

Our consolidated financial statements are prepared in accordance with Indian GAAP, which differs, in certain significant aspects from US GAAP. The following discussion explains the significant adjustments to our consolidated profit after tax under Indian GAAP for the fiscal years ended March 31, 2007, 2006 and 2005 that would result from the application of US GAAP instead of Indian GAAP.

Consolidated profit after tax as per Indian GAAP for the year ended March 31, 2007 of Rs. 27.6 billion (US$ 641 million) was lower than the net income as per US GAAP of Rs. 31.3 billion (US$ 726 million) primarily due to unrealized gains on venture capital investments accounted for in the income statement under US GAAP, lower losses for insurance subsidiaries due to release of actuarial reserves on policies which have lapsed in the earlier years from the income statement under US GAAP, gains of Rs. 1.4 billion (US$ 33 million) on differences in accounting for securitization, offset in part by amortization of loan origination fees, net of costs, of Rs. 2.3 billion (US$ 54 million) and compensation costs on employee stock options amounting to Rs 0.83 billion (US$ 19 million).

Consolidated profit after tax as per Indian GAAP for the year ended March 31, 2006 of Rs. 24.2 billion (US$ 562 million) was higher than the net income as per US GAAP of Rs. 20.0 billion (US$ 465 million) primarily due to additional charges to the income statement under US GAAP on account of higher provisions for loan losses of Rs. 5.2 billion (US$ 121 million) on restructured and other impaired loans and differences in the accounting for business combinations of Rs. 1.1 billion (US$ 24 million), including amortization of intangible assets created on acquisitions, offset in part by amortization of loan origination costs, net of fees, of Rs. 3.2 billion (US$ 73 million).

Consolidated profit after tax as per Indian GAAP for the year ended March 31, 2005 of Rs. 18.5 billion (US$ 430 million) was higher than the net income as per US GAAP of Rs. 8.5 billion (US$ 198 million) primarily due to additional charges to the income statement under US GAAP on account of higher provisions for loan losses of Rs. 14.7 billion (US$ 340 million) on restructured and other impaired loans and differences in accounting for derivative transactions under US GAAP of Rs. 1.5 billion (US$ 34 million), offset in part by amortization of loan origination costs, net of fees, of Rs. 1.9 billion (US$ 45 million).

For a further description of significant differences between Indian GAAP and US GAAP, a reconciliation of net income and stockholders’ equity to US GAAP and certain additional information required under US GAAP, see notes 22 and 23 to our consolidated financial statements included herein.

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

We compute the market value of our securities classified as available for sale and held for trading in accordance with the guidelines issued by the Reserve Bank of India. We amortize the premium, if any, over the face value of our investments in government securities classified as available for sale over the remaining period to maturity on a constant effective yield basis. We compute the market value our quoted investments based on the trades/quotes on the recognized stock exchanges, SGL account transactions, price list of Reserve Bank of India or prices declared by Primary Dealers Association of India jointly with Fixed Income Money Market and Derivatives Association (“FIMMDA”), periodically.

We compute the market value of our unquoted government securities included in the Available for Sale and Held for Trading categories as per the rates published by FIMMDA.

We compute the market value of non-government securities, other than those quoted on the stock exchanges, wherever linked to the Yield-to-Maturity (“YTM”) rates, with a mark-up (reflecting associated credit risk) over the yield to maturity rates for government securities published by FIMMDA.

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

We account for repurchase and reverse purchase transactions in accordance with extant guidelines issued by the Reserve Bank of India.

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

Recently Issued Accounting Standards

US GAAP

Fair value measurement

In February 2007, the FASB issued Statement No. 159, Fair value option for financial assets and financial liabilities. The Statement allows companies to elect to measure specified financial instruments at fair value on an instrument-by-instrument basis, with changes in fair value recognized in earnings each reporting period. The Statement applies to all reporting entities, contains financial-statement presentation and disclosure requirements, and is effective for fiscal years beginning after November 15, 2007.

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

Hybrid financial instruments

In February 2006, the Financial Accounting Standards Board (‘FASB’) issued statement No. 155 ‘Accounting for Certain Hybrid Financial Instruments.’(‘SFAS No. 155’). SFAS No. 155 permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation. It allows an irrevocable election to be made to initially and subsequently measure such a hybrid financial instrument at fair value, with changes in fair value recognized through income. Such election needs to be supported by concurrent documentation. SFAS No. 155 is effective for financial years beginning after 15 September 2006, with early adoption permitted. We are currently considering the impact of adoption of SFAS No. 155.

Accounting for uncertainty in Income Taxes

In July 2006, the FASB issued the final Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (FIN 48). FIN 48 applies to all tax positions that relate to income taxes subject to Financial Accounting Standard

Board Statement No. 109, Accounting for Income Taxes, (FAS 109). This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. FIN 48 utilizes a two-step approach for evaluating tax provisions. Recognition (step one) occurs when an enterprise concludes that a tax provision, based solely on its technical merits, is more likely than not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more likely than not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, that is more likely than not to be realized upon ultimate statement. We have evaluated and examined the impact of this pronouncement and we believe that adoption of FIN 48 on April 1, 2007 will not have a material effect on the results of our operations.

MANAGEMENT

Directors and Executive Officers

Our board of directors, consisting of 17 members at June 1, 2007, is responsible for the management of our business. Our organizational documents provide for a minimum of three directors and a maximum of 21 directors, excluding the government director and the debenture director (defined below), if any. We may, subject to the provisions of our organizational documents and the Companies Act, change the minimum or maximum number of directors by a resolution which is passed at a general meeting by a majority of the present and voting shareholders. In addition, under the Banking Regulation Act, the Reserve Bank of India may require us to convene a meeting of our shareholders for the purposes of appointing new directors to our board of directors.

The Banking Regulation Act requires that at least 51% of our directors should have special knowledge or practical experience in banking and areas relevant to banking including accounting, finance, agriculture and small scale industry. All of our directors are professionals with special knowledge of one or more of the above areas. Of the 17 directors, five are directors who are in our wholetime employment, or wholetime directors. The appointment of wholetime directors requires the approval of the Reserve Bank of India and the shareholders. The government of India has appointed one representative, Mr. Vinod Rai, to our board. Of the remaining 11 independent directors, Mr. N. Vaghul is the non-executive chairman of our board, Mr. R.K. Joshi is the former Chairman-cum-Managing Director of General Insurance Corporation of India and Mr. T.S. Vijayan is the Chairman of Life Insurance Corporation of India, which are among ICICI Bank’s large institutional shareholders. One director is a consultant, one is a chartered accountant and business advisor, one is a professor of finance, two are retired company executives, one is from a financial holding company with investments in insurance and investment management and two are from industrial companies (including agriculture-based industries). Of the 11 non-wholetime directors, three have specialized knowledge in respect of agriculture and rural economy or small-scale industry. The Reserve Bank of India has also prescribed ‘fit and proper’ criteria to be considered while appointing persons as directors of banking companies. Our directors are required to make declarations confirming their ongoing compliance of the ‘fit and proper’ criteria. Our board of directors has reviewed the declarations received from the directors in this regard and determined that all our directors satisfy the ‘fit and proper’ criteria.

Pursuant to the provisions of the Companies Act, at least two-thirds of the total number of directors are subject to retirement by rotation. The government director and the debenture director are not subject to retirement by rotation as per our organizational documents, One-third of these directors must retire from office at each annual meeting of shareholders. A retiring director is eligible for re-election. Pursuant to the provisions of the Banking Regulation Act, none of the directors other than wholetime directors may hold office continuously for a period exceeding eight years. Pursuant to the Reserve Bank of India guidelines, a person would be eligible for appointment as director if he or she is between 35 and 70 years of age.

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

Our board of directors had first appointed Ms. Chanda Kochhar and Dr. Nachiket Mor as Executive Directors effective April 1, 2001 and Mr. K.V. Kamath, previously a non-wholetime director on our board, as Managing Director & CEO  effective May 3, 2002. Our Board designated Ms. Chanda Kochhar and Dr. Nachiket Mor as Deputy Managing Directors effective April 29, 2006. Mr. K. V. Kamath’s current term of office is till April 30, 2009. In terms of the shareholder approvals for their appointments, the term of office of Ms. Chanda Kochhar and Dr. Nachiket Mor is till March 31, 2011. The Reserve Bank of India has approved their term of office till April 30, 2009.

Our board of directors appointed Mr. V. Vaidyanathan as a wholetime director designated as Executive Director for a period of five years, effective October 24, 2006. The Reserve Bank of India has approved his appointment. Our board of directors, at its meeting held on April 28, 2007, appointed Ms. Madhabi Puri-Buch as a wholetime director designated as an Executive Director effective June 1, 2007, for a period of five years. The approval of the shareholders for these appointments will be sought at the next annual general meeting of the shareholders. The appointment of Ms. Madhabi Puri-Buch is subject to the approval of the Reserve Bank of India.

In order to comply with the provisions of the Companies Act and our organizational documents, Mr. V. Vaidyanathan and Ms. Madhabi Puri-Buch will be subject to retirement by rotation if at any time the number of non-rotational directors exceeds one-third of the total number of directors. If they are re-appointed as directors immediately upon retirement by rotation, they will continue to hold their offices as wholetime directors, and the retirement by rotation and re-appointment shall not be deemed to constitute a break in their appointment. Our other executive officers may hold office until they retire, unless they are discharged earlier by us.

Ms. Lalita D. Gupte completed her term as Joint Managing Director of ICICI Bank on October 31, 2006 and retired from our board of directors with effect from November 1, 2006. Ms. Kalpana Morparia completed her term as Joint Managing Director of ICICI Bank on May 31, 2007 and retired from our board of directors effective June 1, 2007. She has been appointed Chief Strategy and Communications Officer — ICICI Group for a period of five years effective June 1, 2007. It is proposed that subject to necessary approvals, she would also take over as Managing Director and Chief Executive Officer of our proposed new subsidiary that would hold our investments in our insurance and asset management businesses.

Our board of directors had the following members at June 1, 2007:

Name, Designation and Profession	Age (years)	Date of Appointment	Particulars of other Directorship(s)
Mr. Narayanan Vaghul Chairman Chairman : Board Governance & Remuneration Committee Credit Committee Customer Service Committee Risk Committee Profession : Development Banker	70	March 27, 2002

Chairman
Asset Reconstruction Company (India) Limited
GIVE Foundation
Himatsingka Seide Limited
ICICI Knowledge Park
Mahindra World City Developers Limited
Pratham India Education Initiative
Director
Air India Limited
Air India Air Transport Services Limited
Air India Engineering Services Limited
Apollo Hospitals Enterprise Limited
Azim Premji Foundation
Hemogenomics Private Limited
Mahindra & Mahindra Limited
Mittal Steel Caribbean
Mittal Steel Company N.V.
Nicholas Piramal India Limited
Trans-India Acquisition Corporation
Wipro Limited

Mr. Sridar Iyengar Chairman : Audit Committee Profession : Business Advisor	59	April 30, 2005

Director
American Indian Foundation
Foundation for Democratic Reforms in India
Infosys BPO Limited
Infosys Technologies Limited
Kovair Software Inc.
Mango Analytics Inc.
Onmobile Asia Pacific Private Limited

Name, Designation and Profession	Age (years)	Date of Appointment	Particulars of other Directorship(s)
			Rediff.com India Limited Rediff Holdings Inc.
Mr. Ram Kishore Joshi Profession : Retired Company Executive	60	October 13, 2005	Chairman GIC Asset Management Company Limited GIC Housing Finance Limited Director The Andhra Pradesh Paper Mills Limited
Mr. Lakshmi Niwas Mittal Profession : Industrialist	56	May 3, 2002

Director
Arcelor S.A.
Artha Limited
Galmatias Limited
LNM Capital Limited
LNM Internet Ventures Limited
Lucre Limited
Mittal Steel Company Limited
Mittal Steel Company N.V.
Mittal Steel USA Inc.
Nestor Limited
Nuav Limited
ONGC Mittal Energy Limited
ONGC Mittal Energy Services Limited
Pratham UK Limited
Tommyfield Limited
President
Ispat Inland U.L.C

Mr. Narendra Murkumbi Profession : Company Executive	37	January 20, 2006	Managing Director Shree Renuka Sugars Limited Director Murkumbi Bioagro Private Limited Murkumbi Industries Private Limited Shree Renuka Infraprojects Limited Director & CEO Renuka Commodities DMCC
Mr. Anupam Pradip Puri Profession : Management Consultant	61	May 3, 2002	Director Dr. Reddy's Laboratories Limited Mahindra & Mahindra Limited Tech Mahindra Limited
Mr. Vinod Rai Profession : Government Service	58	January 3, 2003

Director
Industrial Development Bank of India Limited
India Infrastructure Finance Company Limited
Infrastructure Development Finance Company Limited
Life Insurance Corporation of India
State Bank of India

Name, Designation and Profession	Age (years)	Date of Appointment	Particulars of other Directorship(s)
Mr. Mahendra Kumar Sharma Chairman : Fraud Monitoring Committee Share Transfer & Shareholders’/Investors’ Grievance Committee Alternate Chairman : Audit Committee Profession : Retired Company Executive	60	January 31, 2003	Chairman Unilever Nepal Limited
Mr. Priya Mohan Sinha Profession : Professional Manager	66	January 22, 2002.	Chairman Bata India Limited Director Indian Oil Corporation Limited Lafarge India Private Limited Wipro Limited
Prof. Marti Gurunath Subrahmanyam Profession : Professor	60	May 3, 2002

Director
Infosys Technologies Limited
International Schools of Business Management Limited
Metahelix Life Sciences Private Limited
Nomura Asset Management (U.S.A.), Inc.
Supply Chainge Inc.
The Animi Offshore Fund Limited
The Animi Concentrated Risk Fund
Usha Comm Tech Limited

Mr. T.S. Vijayan Profession : Company Executive	54	April 30, 2005

Chairman
Life Insurance Corporation of India
Non-Executive Chairman
LIC Housing Finance Limited
LIC Mutual Fund Asset Management Company Limited
LIC International B.S.C
LIC (Nepal) Limited
LIC (Lanka) Limited
LIC (Mauritius) Offshore Limited
Director
General Insurance Corporation of India
Kenindia Assurance Company Limited
National Commodities & Derivatives Exchange Limited
National Stock Exchange of India Limited

Mr. V. Prem Watsa Profession : Company Executive	56	January 29, 2004	Chairman & CEO Fairfax Financial Holdings Limited Chairman Crum & Foster Holdings Corp.

Name, Designation and Profession	Age (years)	Date of Appointment	Particulars of other Directorship(s)
			Northbridge Financial Corporation TIG Holdings, Inc. Director Cunningham Lindsey Group Inc. Odyssey Re Holdings Corp.
Mr. Kundapur Vaman Kamath Chairman : Committee of Directors Profession : Company Executive	59	April 17, 1996

Chairman
ICICI Bank Canada
ICICI Bank UK Plc.
ICICI Lombard General Insurance Company Limited
ICICI Prudential Life Insurance Company Limited
ICICI Prudential Asset Management Company Limited
ICICI Securities Primary Dealership Limited
Director
ICICI Securities Limited
Indian Institute of Management, Ahmedabad
Visa International Asia Pacific Regional Board

Member – Governing Board
Indian School of Business

Ms. Chanda Kochhar Profession : Company Executive	45	April 1, 2001	Chairperson ICICI Bank Eurasia Limited Liability Company ICICI Investment Management Company Limited Director ICICI Bank Canada ICICI Bank UK Plc. ICICI Prudential Life Insurance Company Limited
Dr. Nachiket Mor Profession : Company Executive	43	April 1, 2001	Director CARE, USA ICICI Knowledge Park ICICI Securities Primary Dealership Limited ICICI Securities Limited Pratham India Education Initiative

Name, Designation and Profession	Age (years)	Date of Appointment	Particulars of other Directorship(s)
Mr. V. Vaidyanathan Profession : Company Executive	39	October 24, 2006	Chairman ICICI Home Finance Company Limited Director ICICI Lombard General Insurance Company Limited
Ms. Madhabi Puri-Buch Profession : Company Executive	41	June 1, 2007	Director ICICI Prudential Trust Limited ICICI Venture Funds Management Company Limited

Our executive officers at June 1, 2007 were as follows:

Name	Age	Designation and Responsibilities	Years of work experience	Total remuneration in fiscal 2007(1) (in Rupees)	Bonus for fiscal 2007(2) (in Rupees)	Stock options granted in fiscal 2007	Stock options granted in fiscal 2008(3)	Total stock options granted through May 15, 2007(3)	Total stock options outstanding at May 15, 2007(3)(4)	Share- holdings at May 12, 2007(5)

Mr. K.V. Kamath	59	Managing Director & CEO	35	20,576,629	5,580,000	250,000	300,000	1,575,000	900,000	624,500
Ms. Chanda D. Kochhar	45	Deputy Managing Director	23	8,944,123	2,700,000	125,000	175,000	805,000	475,000	279,075
Dr. Nachiket Mor	43	Deputy Managing Director	20	11,233,709	2,160,000	125,000	175,000	802,000	475,000	Nil
Mr.V. Vaidyanathan	39	Executive Director	16	8,517,149	2,160,000	75,000	150,000	484,900	330,000	46,810
Ms. Madhabi Puri-Buch	41	Executive Director	17	6,638,932	3,192,000	75,000	1,00,000	454,900	280,000	118,861
Ms. Vishakha Mulye	38	Group Chief Financial Officer	14	5,392,900	2,964,000	75,000	1,00,000	385,975	257,500	110,975
Mr. K. Ramkumar	45	Group Chief Human Resources Officer	22	5,880,747	3,078,000	75,000	1,00,000	355,000	257,500	22,000
Mr. Pravir Vohra	53	Group Chief Technology Officer	32	6,470,117	285,000	40,000	1,00,000	279,500	218,000	41,500

(1)
Including ICICI Bank’s contribution to the superannuation fund, provident fund and leave travel allowance and excluding bonus payable for fiscal 2006 which was paid in fiscal 2007. Includes aggregate leave travel allowance availed during the year: K.V. Kamath – Rs. 2,325,000 (US$ 53,944), Chanda D. Kochhar – Rs. 937,500 (US$ 21,752), Nachiket Mor – Rs. 2,062,500 (US$ 47,854), V. Vaidyanathan - Rs. 830,685 (US$ 19,273) and all other executive officers - Rs. 2,375,000 (US$ 55,104); and leave encashment : V. Vaidyanathan – Rs. 317,333 (US$ 7,363) and all other executive officers –Rs. 416,666 (US$ 9,667).

(2)	Bonus for fiscal 2007 was paid in fiscal 2008. Payment of bonus for fiscal 2007 to wholetime directors has not been made pending approval of the Reserve Bank of India.
(3)	Through May 17, 2007. The grant of options to wholetime directors in fiscal 2008 is subject to the approval of the Reserve Bank of India.
(4)
Each stock option, once exercised, is equivalent to one equity share of ICICI Bank. ICICI Bank granted these stock options to its executive officers at no cost. See “–Compensation and Benefits to Directors and Officers – Employee Stock Option Scheme” for a description of the other terms of these stock options. In accordance with the Scheme of Amalgamation, directors and employees of ICICI have received stock options in ICICI Bank equal to half the number of the outstanding unexercised stock options they held in ICICI with the exercise price of these options being equal to twice the exercise price for the ICICI stock options exchanged. The stock options mentioned above include ICICI stock options converted into ICICI Bank stock options on this basis.

(5)	Executive officers and directors (including non-executive directors) as a group held about 0.5% of ICICI Bank’s equity shares as of this date.

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

Ms. Chanda D. Kochhar holds a management degree from the Jamnalal Bajaj Institute of Management Studies, Mumbai and a degree in cost and works accountancy from the Institute of Cost and Works Accountants of India. She started her career in 1984 with ICICI in its project finance department and has worked in the areas of corporate credit, infrastructure financing, e-commerce, strategy and retail finance. Ms. Kochhar was designated a Senior General Manager of ICICI in 2000  She was appointed to our board as an Executive Director in April 2001. Effective April 29, 2006, our board elevated her as Deputy Managing Director. She is currently responsible for international and wholesale banking.

Dr. Nachiket Mor holds a post-graduate diploma in finance management from the Indian Institute of Management, Ahmedabad and a Doctorate of Philosophy in Financial Economics from the University of Pennsylvania, Philadelphia, USA. He started his career as an officer in the corporate planning and policy cell of ICICI in 1987. He has worked in the areas of project and corporate finance, corporate planning and treasury. Dr. Mor was designated a Senior General Manager of ICICI in 2000 and was in charge of treasury. He was appointed to our board as an Executive Director in April 2001. Effective April 29, 2006, our board elevated him as Deputy Managing Director. He is currently responsible for rural banking, government banking and global markets.

Mr. V. Vaidyanathan holds Bachelor’s and Master’s degrees in business administration from Birla Institute of Technology & Science, Ranchi. He worked in Citibank N.A. before joining ICICI in 2000 in the personal financial services division. In 2003 he was designated as Senior General Manager of ICICI Bank. Our board of directors appointed him as a wholetime director designated as Executive Director effective October 24, 2006. His appointment is subject to the approval of our shareholders. He is responsible for retail banking.

Ms. Madhabi Puri-Buch is a graduate in mathematical economics and has a post-graduate degree in management from the Indian Institute of Management, Ahmedabad. She joined ICICI in 1989 in the project finance department. She left ICICI in 1992 and worked in ANZ Grindlays Bank and ORG MARG Research before joining ICICI again in January 1997 in the planning and treasury department. In 2003 she was designated as Senior General Manager and in 2006, as Group Corporate Brand Officer & Head-Operations. Our board of directors has appointed her as a wholetime director designated as Executive Director effective June 1, 2007 upto May 31, 2012, subject to the approval of the Reserve Bank of India and our shareholders. She is responsible for the Internal Control Environment function of ICICI Bank globally, including operations, risk management, and legal, as well as the corporate brand.

Ms. Vishakha Mulye is a commerce graduate from Mumbai University, and a chartered accountant. Ms. Mulye joined ICICI in 1993 in the project finance department. She was designated as Senior General Manager in 2004 and became ICICI Bank’s Chief Financial Officer & Treasurer in 2005. In 2006 she was designated as Group Chief Financial Officer.

Mr. K. Ramkumar is a science graduate from Madras University with a post-graduate diploma in industrial relations and labor laws. He worked with ICI India before joining ICICI in 2001 in the human resources department. In 2004, he was designated as Senior General Manager of ICICI Bank and in 2006 as Group Chief Human Resources Officer.

Mr. Pravir Vohra is a post-graduate in economics from Delhi University. He was Joint President in 3i Infotech Limited (formerly ICICI Infotech Limited) before he joined ICICI Bank in 2002. He was designated as Senior General Manager in 2005 and  as Group Chief Technology Officer in 2006.

Corporate Governance

Our corporate governance policies recognize the accountability of the board and the importance of making the board transparent to all its constituents, including employees, customers, investors and the regulatory authorities, and to demonstrate that the shareholders are the ultimate beneficiaries of our economic activities.

Our corporate governance framework is based on an effective independent board, the separation of the board’s supervisory role from the executive management and the constitution of board committees, generally comprising a majority of independent directors and chaired by an independent director, to oversee critical areas and functions of executive management.

Our corporate governance philosophy encompasses not only regulatory and legal requirements, such as the terms of listing agreements with stock exchanges, but also several voluntary practices aimed at a high level of business ethics, effective supervision and enhancement of value for all stakeholders.

Our board’s role, functions, responsibility and accountability are clearly defined. In addition to its primary role of monitoring corporate performance, the functions of our board include:

•	approving corporate philosophy and mission;

•	participating in the formulation of strategic and business plans;

•	reviewing and approving financial plans and budgets;

•	monitoring corporate performance against strategic and business plans, including overseeing operations;

•	ensuring ethical behavior and compliance with laws and regulations;

•	reviewing and approving borrowing limits;

•	formulating exposure limits; and

•	keeping shareholders informed regarding plans, strategies and performance.

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

Audit Committee

The Audit Committee comprises three independent directors – Mr. Sridar Iyengar, who is a Chartered Accountant, Mr. M.K. Sharma and Mr. Narendra Murkumbi. Mr. Sridar Iyengar is the Chairman of the Committee and Mr. M.K. Sharma is the Alternate Chairman.

Our board of directors has also determined that Mr. Sridar Iyengar qualifies as an audit committee financial expert.

The Committee provides direction to the audit function and monitors the quality of the internal and statutory audit. The responsibilities of the Audit Committee include overseeing of the financial reporting process to ensure fairness, sufficiency and credibility of financial statements, recommendation of appointment and removal of central and branch statutory auditors as also chief internal auditor and fixation of their remuneration, approval of payment to statutory auditors for other services rendered by them, review of functioning of Whistle Blower Policy, review of the quarterly and annual financial statements before submission to board, review of the adequacy of internal control systems and the internal audit function, review of compliance with the inspection and audit reports of the Reserve Bank of India and reports of statutory auditors, review of the findings of internal investigations, review of statement of significant related party transactions, review of Management letters/letter of internal control weaknesses issued by statutory auditors discussion on the scope of audit with external auditors and examination of reasons for substantial defaults, if any, in payment to stakeholders. The Committee provides direction to the internal audit function and monitors the quality of internal and statutory audit. The Committee is also empowered to appoint/oversee the work of any registered public accounting firm, establish procedures for receipt and treatment of complaints received regarding accounting and auditing matters, engage independent counsel as also provide for appropriate funding for compensation to be paid to any firm/advisors.

All audit and non-audit services to be provided by our principal accountants are pre-approved by the Audit Committee before such services are provided to us.

Board Governance & Remuneration Committee

The Board Governance & Remuneration Committee comprises five independent directors - Mr. N. Vaghul, Mr. Anupam Puri, Mr. M K. Sharma, Mr. P. M. Sinha and Prof. Marti G Subrahmanyam.  Mr. N. Vaghul is the Chairman of the Committee.

The functions of the Committee include recommendation of appointments to the board, evaluation of the performance of the Managing Director  & CEO and other wholetime Directors on pre-determined parameters, recommendation to our board of the remuneration (including performance bonus and perquisites) to wholetime Directors, approving the policy for and quantum of bonus payable to employees, framing guidelines for the employees stock option scheme and recommendation of grant of stock options to the employees and the wholetime Directors and those of the subsidiary companies.

Credit Committee

The Credit Committee comprises five directors – Mr. N. Vaghul, Mr. Narendra Murkumbi, Mr. M. K. Sharma, Mr. P. M. Sinha and Mr. K. V. Kamath. The majority of the members of the Committee are independent directors. Mr. N. Vaghul is the Chairman of the Committee.

The functions of the Committee include review of developments in key industrial sectors and approval of credit proposals in accordance with the authorisation approved by the board. The functions of Committee also include review of our business strategy in the agri-business and small enterprises segments and review of the quality of the agricultural lending and small enterprises finance credit portfolio.

Customer Service Committee

The Customer Service Committee comprises five directors – Mr. N. Vaghul, Mr. Narendra Murkumbi, Mr. M. K. Sharma, Mr. P. M. Sinha and Mr. K. V. Kamath. The majority of the members of the Committee are independent directors. Mr. N. Vaghul is the Chairman of the Committee. The functions of the Committee include review of customer service initiatives, overseeing the functioning of the Customer Service Council and evolving innovative measures for enhancing the quality of customer service and improvement in the overall satisfaction level of customers.

Fraud Monitoring Committee

The Fraud Monitoring Committee comprises of the following directors - Mr. M.K. Sharma, Mr. Narendra Murkumbi, Mr. K.V. Kamath, Ms. Chanda D. Kochhar and Mr. V. Vaidyanathan. Mr. M. K. Sharma is the Chairman of the Committee.

The functions of the Committee include monitoring and review of all instances of frauds involving Rs.10.0 million and above.

Risk Committee

The Risk Committee comprises five directors – Mr. N. Vaghul, Mr. Sridar Iyengar, Prof. Marti G. Subrahmanyam, Mr. V. Prem Watsa and Mr. K. V. Kamath. The majority of the members of the Committee are independent directors. Mr. N. Vaghul is the Chairman of the Committee. This Committee reviews the risk management policies in relation to various risks (credit, portfolio, liquidity, interest rate, off-balance sheet and operational risks), investment policies and strategy and regulatory and compliance issues in relation thereto.

Share Transfer & Shareholders’/Investors’ Grievance Committee

The Share Transfer & Shareholders’/Investors’ Grievance Committee comprises of the following directors – Mr. M.K. Sharma, Mr. Narendra Murkumbi, Ms. Chanda D. Kochhar and Ms. Madhabi Puri-Buch. Mr. M. K. Sharma, an independent director, is the Chairman of the Committee.

The functions of the Committee include approval and rejection of transfer or transmission of equity and preference shares, bonds, debentures and securities, issue of duplicate certificates, allotment of shares and securities issued from time to time, including those under stock options, review and redressal of shareholders’ and investors’ complaints, delegation of authority for opening and operation of bank accounts for payment of interest, dividend and redemption of securities and the listing of securities on stock exchanges.

Agriculture & Small Enterprises Business Committee

The board of directors at its Meeting held on October 13, 2005 decided to dissolve the Agriculture & Small Enterprises Business Committee of ICICI Bank and vest its powers with the Credit Committee. Both the Committees had common members except Mr. P.M. Sinha. The board at the said meeting appointed Mr. P.M. Sinha as a member of the Credit Committee.

Business Strategy Committee

As our budget and other strategic issues are being reviewed directly by the board at its annual offsite meeting convened for this purpose, the Business Strategy Committee was dissolved with effect from April 29, 2006.

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

Asset-Liability Management Committee

The Asset Liability Management Committee comprises certain wholetime directors and certain senior executives .

The functions of the Committee include management of our balance sheet, review of our asset-liability profile with a view to manage the market risk exposure assumed by us and deciding our deposit rates and prime lending rate. Certain identified functions of the Committee have been delegated to certain members of the senior management team of the Bank.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics for our directors and all our employees, which is filed as an exhibit to this report. In fiscal 2007, we have not made any amendments to any provision of the Code that is applicable to our executive officers, nor have we granted a waiver from any provision of the Code to any of our executive officers.

Principal Accountant Fees and Services

The total fees (excluding service tax and out of pocket expenses) paid to our principal accountant relating to audit of consolidated financial statements for fiscal 2006 and fiscal 2007 and the fees for other professional services billed in fiscal 2006 and fiscal 2007 are as follows:

			Convenience translation into US$
	Year ended March 31,		Year ended March 31,
	2006	2007	2007
	(in millions)
Audit
Audit of ICICI Bank Limited and its subsidiaries	Rs. 38.5	Rs. 60.6	US$ 1,406,032
Audit-related services
Opinion on non-statutory accounts presented in Indian Rupees	7.9	14.1	327,146
Others	6.0	25.1	582,367
Sub-total	52.4	99.8	2,315,545

Non-audit services
Tax services	-	-
Tax compliance	1.2	1.0	23,202
Other services	4.9	20.4	473,318
Sub-total	6.1	21.4	496,520
Total	58.5	121.2	2,812,065

Fees for “other services” under the non-audit services category are principally fees related to certification services. Our Audit Committee approved the fees paid to our principal accountant relating to audit of consolidated financial statements for fiscal 2007 and fees for other professional services billed in fiscal 2007. Our Audit Committee pre-approves all significant assignments undertaken for us by our principal accountant.

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

Compensation and Benefits to Directors and Officers

Remuneration

Under our organizational documents, each non-wholetime director, except the government director, is entitled to receive remuneration for attending each meeting of our board or of a board committee. The amount of remuneration payable to non-wholetime directors is set by our board from time to time in accordance with limitations prescribed by the Indian Companies Act or the Government of India. The remuneration for attending each board or committee meeting is currently fixed at Rs. 20,000 (US$ 464). In addition, we reimburse directors for travel and related expenses in connection with board and committee meetings and related matters. If a director is required to perform services for us beyond attending meetings, we may remunerate the director as determined by our board of directors and this remuneration may be either in addition to or as substitution for the remuneration discussed above. We have not paid any remuneration to non-wholetime directors other than the remuneration for attending each meeting of our board or of a board committee. Non-wholetime directors are not entitled to the payment of any benefits at the end of their term of office.

Our board or any committee thereof may fix, within the range approved by our shareholders, the salary payable to the wholetime directors. We are required to obtain specific approval of the Reserve Bank of India for the actual monthly salary and performance bonus paid each year to the wholetime directors. The Reserve Bank of India’s approval has been sought for the payment of performance bonus to our wholetime directors for fiscal 2007 and for the monthly salary payable for fiscal 2008.

The following table sets forth the currently applicable monthly salary ranges, and the revised ranges approved by our board of directors for which approval of our shareholders will be sought at the next annual general meeting.

Name and Designation	Monthly Salary Range (Rs.)	Proposed Monthly Salary Range (Rs.)(1)

Mr. K. V. Kamath Managing Director & CEO	600,000-1,050,000 (US$ 13,921- US$ 24,362)	700,000 - 1,350,000 (US$ 16,241- US$ 31,323)

Ms. Chanda D. Kochhar Deputy Managing Director	200,000-500,000 (US$ 4,640- US$ 11,601)	400,000 - 1,050,000 (US$ 9,281- US$ 24,362)

Dr. Nachiket Mor Deputy Managing Director	200,000-500,000 (US$ 4,640- US$ 11,601)	400,000 - 1,050,000 (US$ 9,281- US$ 24,362)

Mr. V. Vaidyanathan Executive Director	200,000-500,000 (US$ 4,640- US$ 11,601)	300,000 - 1,000,000 (US$ 6,961- US$ 23,202)

Ms. Madhabi Puri-Buch Executive Director	-	300,000 - 1,000,000 (US$ 6,961- US$ 23,202)

(1)
The board (based on the recommendation of the Board Governance & Remuneration Committee) at its meeting held on April 28, 2007 approved the revision in salary range of the wholetime Directors, subject to the approval of the shareholders.

The wholetime directors are entitled to perquisites (evaluated pursuant to Indian Income-tax Rules, wherever applicable, and otherwise at actual cost to ICICI Bank), such as furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by ICICI Bank to the extent permissible under the Indian Income-tax Act, 1961 and the Rules framed thereunder, medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable to employees of ICICI Bank from time to time. Where accommodation is not provided, each of the wholetime directors is eligible for a house rent allowance of Rs. 50,000 (US$ 1,160) per month and maintenance of accommodation including furniture, fixtures and furnishings, as may be provided by ICICI Bank. Our board of directors has approved an increase in the house rent allowance payable to the wholetime directors from Rs. 50,000 (US$ 1,160) per month to Rs. 100,000 (US$ 2,320) per month effective April 1, 2007, subject to the approval of the shareholders and the Reserve Bank of India.

None of the service contracts with our directors provide for benefits upon termination of engagement.

The total compensation paid by ICICI Bank to its wholetime directors and executive officers, Mr. K.V. Kamath,  Ms Lalita Gupte, Ms. Kalpana Morparia, Ms. Chanda D. Kochhar, Dr. Nachiket Mor, Mr. V. Vaidyanathan, Ms. Madhabi Puri-Buch, Ms. Vishakha Mulye, Mr. Pravir Vohra, and Mr. K. Ramkumar in fiscal 2007, including bonus for fiscal 2006, was Rs. 129 million (US$ 3 million).

Bonus

Each year, our board of directors awards discretionary bonuses to employees and wholetime directors on the basis of performance and seniority. The performance of each employee is evaluated through a performance management appraisal system. The aggregate amount paid by ICICI Bank for bonuses to all eligible employees (including bonus payable to wholetime directors subject to approval of the Reserve Bank of India) for fiscal 2007 was Rs. 2.3 billion (US$ 53 million). This amount was paid (or, in the case of wholetime directors, will be paid subject to approval of the Reserve Bank of India) in fiscal 2008.

Employee Stock Option Scheme

ICICI Bank has an Employee Stock Option Scheme in terms of which up to 5.0% of our issued equity shares may be allocated to employee stock options. Permanent employees and directors of ICICI Bank, its subsidiaries and its holding company are eligible employees for grant of stock options. ICICI Bank has no holding company. The maximum number of options granted to any eligible employee in a year is restricted to 0.05% of our issued equity shares at the time of the grant.

Under the stock option scheme, eligible employees are entitled to apply for equity shares. The options granted for fiscal 2003 and earlier vest annually in a graded manner over a three-year period, with 20.0%, 30.0% and 50.0% of the grants vesting each year, commencing not earlier than 12 months from the date of grant. Options granted for fiscal 2004 through fiscal 2006, and other grants made during fiscal 2007, vest in a graded manner over a four-year period with 20.0%, 20.0%, 30.0% and 30.0% of grants vesting each year, commencing from the end of 12 months from the date of grant. Options granted for fiscal 2007 in fiscal 2008 (through May 15, 2007) vest in a graded manner over three years, with one-third of the grant vesting in each year. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later.

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

Date of grant	Number of options granted		Exercise price
February 21, 2000	1,713,000		Rs. 171.90	US$ 3.99
April 26, 2001	1,580,200		170.00	3.94
March 27, 2002	3,155,000		120.35	2.79
April 25, 2003	7,338,300		132.05	3.06
July 25, 2003	147,500		157.03	3.64
October 31, 2003	6,000		222.40	5.16
April 30, 2004	7,539,500		300.10	6.96
September 20, 2004	15,000		275.20	6.39
April 30, 2005	4,906,180		359.95	8.35
August 20, 2005	70,600		498.20	11.56
January 20, 2006	5,000		569.55	13.21
April 29, 2006	6,267,400		576.80	13.38
July 22, 2006	29,000		484.75	11.25
October 24, 2006	78,500		720.55	16.72
January 20, 2007	65,000		985.40	22.86
April 28, 2007	4,820,300(	1)	935.15	21.69

(1)	Includes options granted to wholetime directors on April 28, 2007. The grant is subject to the approval of the Reserve Bank of India.

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

Date of grant	Number of options granted	Exercise price[1]
August 3, 1999	2,323,750	Rs. 85.55	US$ 1.98
April 28, 2000	2,902,500	133.40	3.10
November 14, 2000	20,000	82.90	1.92
May 3, 2001	3,145,000	82.00	1.90
August 13, 2001	60,000	52.50	1.22
March 27, 2002	6,473,700	60.25	1.40

(1)	The exercise price is equal to the market price of ICICI’s equity shares on the date of grant.

In accordance with the Scheme of Amalgamation, directors and employees of ICICI and its subsidiary companies received stock options in ICICI Bank equal to half the number of their outstanding unexercised stock options in ICICI. The exercise price for these options is equal to twice the exercise price for the ICICI stock options. All other terms and conditions of these options are similar to those applicable to ICICI Bank’s stock options pursuant to its employee stock option scheme.

The following table sets forth certain information regarding the options granted by ICICI Bank (including options granted by ICICI adjusted in accordance with the Scheme of Amalgamation) at May 15, 2007.

Particulars	ICICI Bank
Options granted	45,198,955
Options vested	26,644,229
Options exercised	22,238,507
Options forfeited/lapsed	5,091,891
Extinguishment or modification of options	[None]
Amount realized by sale of options	Rs. 3,935,490,671
Total number of options in force	17,868,557

ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company each have an employee stock option plan for their respective wholetime directors and employees. At year-end fiscal 2007 the total number of options outstanding at ICICI Prudential Life Insurance Company was 7 million. At year-end fiscal 2007 there were 7 million outstanding stock options at the ICICI Lombard General Insurance Company.

Loans

ICICI Bank has internal rules for grant of loans to employees and wholetime directors to acquire certain assets such as property, vehicles and other consumer durables. ICICI Bank’s loans to employees have been made at interest rates ranging from 2.5% to 3.5% per annum and are repayable over fixed periods of time. The loans are generally secured by the assets acquired by the employees. Pursuant to the Banking Regulation Act, ICICI Bank’s non-whole time directors are not eligible for any loans. At year-end fiscal 2007, there were loans of Rs. 6.5 billion (US$ 151 million), compared to loans of Rs. 4.7 billion (US$ 109 million) at year-end fiscal 2006, outstanding to ICICI Bank employees. This amount included loans of Rs. 45 million (US$ 1 million), compared to Rs. 57 million (US$ 1 million) at year-end fiscal 2006, to certain of its directors and executive officers, made on the same terms, including as to interest rates and collateral, as loans to other employees.

Gratuity

Under Indian law, ICICI Bank is required to pay a gratuity to employees who retire or resign after at least five years of continuous service. ICICI Bank makes contributions to three separate gratuity funds, for employees inducted from ICICI, employees inducted from Bank of Madura and employees of ICICI Bank other than employees inducted from ICICI and Bank of Madura.

The gratuity funds for employees inducted from ICICI and Bank of Madura are separate gratuity funds managed by ICICI Prudential Life Insurance Company Limited. Actuarial valuation of the gratuity liability is determined by an actuary appointed by ICICI Prudential Life Insurance Company Limited. The investments of the funds are made according to rules prescribed by the government of India. The accounts of the funds are audited by independent auditors. The total corpus of these funds at year-end fiscal 2007 based on their unaudited financial statements was Rs. 528 million (US$ 12 million).

The gratuity fund for employees of ICICI Bank other than employees inducted from ICICI and Bank of Madura, is administered jointly by the Life Insurance Corporation of India and ICICI Prudential Life Insurance Company. In accordance with the gratuity fund’s rules, actuarial valuation of gratuity liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality and staff turnover. The total corpus of the funds at year-end fiscal 2007 was Rs. 390 million (US$ 9 million) compared to Rs. 281 million (US$ 7 million) at year-end fiscal 2006.

Superannuation Fund

ICICI Bank contributes 15.0% of the total annual salary of each employee to a superannuation fund for ICICI Bank employees. ICICI Bank’s employees get an option on retirement or resignation to receive one-third of the total balance and a monthly pension based on the remaining two-third balance. In the event of death of an employee, his or her beneficiary receives the remaining accumulated balance of 66.7%. ICICI Bank also gives a cash option to its employees, allowing them to receive the amount contributed by ICICI Bank in their monthly salary during their employment. From fiscal 2006, the superannuation fund is being administered by Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited. Employees have the option to retain the existing balance with the Life Insurance Corporation of India or ICICI Prudential Insurance Company Limited. The total corpus of the superannuation fund was Rs. 1,047 million (US$ 24 million) at year-end fiscal 2007 compared to Rs. 919 million (US$ 21 million) at year-end fiscal 2006.

Provident Fund

ICICI Bank is statutorily required to maintain a provident fund as a part of its retirement benefits to its employees. There are separate provident funds for employees inducted from Bank of Madura (other than those employees who have opted for pensions), and for other employees of ICICI Bank. These funds are managed by in-house trustees. Each employee contributes 12.0% of his or her basic salary (10.0% for clerks and sub-staff of Bank of Madura) and ICICI Bank contributes an equal amount to the funds. The investments of the funds are made according to rules prescribed by the government of India. The accounts of the funds are audited by independent auditors. The total corpuses of the funds for employees inducted from Bank of Madura, and other employees of ICICI Bank at year-end fiscal 2007 based on their unaudited financial statements were Rs. 445 million (US$ 10 million) and Rs. 3.2 billion (US$ 74 million) respectively. ICICI Bank made aggregate contributions of Rs. 756 million (US$ 18 million) to these funds during fiscal 2007, compared to Rs. 415 million (US$ 10 million) in fiscal 2006.

Pension Fund

Out of the employees inducted from Bank of Madura and employed with ICICI Bank at year-end fiscal 2007, 280 employees had opted for pensions and 649 employees had opted for a provident fund. For employees who opted for a provident fund, ICICI Bank’s contribution of 12.0% of his or her basic salary (10% for clerks and sub-staff) is credited to the provident fund every month. For employees who opted for pensions, ICICI Bank’s contribution of 12.0% of his or her basic salary (10% for clerks and sub-staff) is credited to the pension fund every month. These funds are managed by in-house trustees. The investments of the funds are made according to rules prescribed by the government of India. The accounts of the fund are audited by independent auditors. The employees who opted for pensions are entitled to a monthly pension from the day after their retirement. ICICI Bank also gives a cash option to employees, allowing them to receive the present value of one-third of their monthly pension in total satisfaction. Upon death of an employee, family members are entitled to payment of a family pension pursuant to the rules in this regard. The corpus of the fund at year-end fiscal 2007 was Rs. 1.0 billion (US$ 24 million), compared to Rs. 1.0 billion (US$ 24 million) at year-end fiscal 2006.

Interest of Management in Certain Transactions

Except as otherwise stated in this annual report, no amount or benefit has been paid or given to any of our directors or executive officers.

OVERVIEW OF THE INDIAN FINANCIAL SECTOR

The information in this section has been extracted from publicly available documents from various sources, including officially prepared materials from the government of India and its various ministries and the Reserve Bank of India, and has not been prepared or independently verified by us. This is the latest available information to our knowledge at May 17, 2007.

Introduction

Reserve Bank of India, the central banking and monetary authority of India is the central regulatory and supervisory authority for the Indian financial system. A variety of financial intermediaries in the public and private sectors participate in India’s financial sector, including the following:

•	commercial banks;

•	long-term lending institutions;

•	non-bank finance companies, including housing finance companies;

•	other specialized financial institutions, and state-level financial institutions;

•	insurance companies; and

•	mutual funds.

Until the early 1990s, the Indian financial system was strictly controlled. Interest rates were administered, formal and informal parameters governed asset allocation, and strict controls limited entry into and expansion within the financial sector. The government of India’s economic reform program, which began in 1991, encompassed the financial sector. The first phase of the reform process began with the implementation of the recommendations of the Committee on the Financial System, the Narasimham Committee I. The second phase of the reform process began in 1999. See “Banking Sector Reform—Committee on Banking Sector Reform (Narasimham Committee II)”.

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

Reserve Bank of India

The Reserve Bank of India, established in 1935, is the central banking and monetary authority in India. The Reserve Bank of India manages the country’s money supply and foreign exchange and also serves as a bank for the government of India and for the country’s commercial banks. In addition to these traditional central banking roles, the Reserve Bank of India undertakes certain developmental and promotional roles.

The Reserve Bank of India issues guidelines on exposure limits, income recognition, asset classification, provisioning for non-performing and restructured assets, investment valuation and capital adequacy for commercial banks, long-term lending institutions and non-bank finance companies. The Reserve Bank of India requires these institutions to furnish information relating to their businesses to it on a regular basis. For further discussion regarding the Reserve Bank of India’s role as the regulatory and supervisory authority of India’s financial system and its impact on the Bank, see “Supervision and Regulation”.

Commercial Banks

Commercial banks in India have traditionally focused only on meeting the short-term financial needs of industry, trade and agriculture. At December 31, 2006, there were 185 scheduled commercial banks in the country, with a network of 70,018 branches serving approximately Rs. 23.68 trillion (US$ 549.4 billion) in deposit accounts.

Scheduled commercial banks are banks that are listed in the schedule to the Reserve Bank of India Act, 1934, and are further categorized as public sector banks, private sector banks and foreign banks. Scheduled commercial banks have a presence throughout India, with approximately 66.0% of bank branches located in rural or semi-urban areas of the country. A large number of these branches belong to the public sector banks.

Public Sector Banks

Public sector banks make up the largest category in the Indian banking system. They include State Bank of India and its seven associate banks, 19 nationalized banks and 102 regional rural banks. Excluding the regional rural banks, the remaining public sector banks have 48,800 branches, and accounted for 70.8% of the outstanding gross bank credit and 71.0% of the aggregate deposits of the scheduled commercial banks at December 31, 2006. The public sector banks’ large network of branches enables them to fund themselves out of low cost deposits.

State Bank of India is the largest bank in India in terms of total assets. At December 31, 2006, State Bank of India and its seven associate banks had 13,978 branches. They accounted for 22.4% of aggregate deposits and 23.3% of outstanding gross bank credit of all scheduled commercial banks.

Regional rural banks were established from 1976 to 1987 by the central government, state governments and sponsoring commercial banks jointly with a view to develop the rural economy. Regional rural banks provide credit to small farmers, artisans, small entrepreneurs and agricultural laborers. The National Bank for Agriculture and Rural Development is responsible for regulating and supervising the functions of the regional rural banks. In 1986 the Kelkar Committee made comprehensive recommendations covering both the organizational and operational aspects of regional rural banks, several of which were incorporated as amendments to the Regional Rural Banking Act, 1976. As part of comprehensive restructuring programme, recapitalization of the regional rural banks was initiated in fiscal 1995, a process which continued until fiscal 2000 and covered 187 regional rural banks with aggregate financial support of Rs. 21.9 billion (US$ 508 million) from the stakeholders. Simultaneously, prudential norms on income recognition, asset classification and provisioning for loan losses following customary banking benchmarks were introduced.

At December 31, 2006, there were 102 regional rural banks with 14,404 branches, accounting for 3.2% of aggregate deposits and 2.5% of gross bank credit outstanding of scheduled commercial banks. During fiscal 2006 and the first nine months of fiscal 2007, the number of regional rural banks was reduced from 173 to 102 through amalgamations of several regional rural banks.

Private Sector Banks

After the first phase of bank nationalization was completed in 1969, public sector banks made up the largest portion of Indian banking. The focus on public sector banks was maintained throughout the 1970s and 1980s. In addition, existing private sector banks that showed signs of an eventual default were merged with state-owned banks. In July 1993, as part of the banking reform process and as a measure to induce competition in the banking sector, the Reserve Bank of India permitted entry of the private sector into the banking system. This resulted in the introduction of private sector banks, including ICICI Bank. These banks are collectively known as the “new” private sector banks. At year-end fiscal 2007, there were eight “new” private sector banks. In addition, 18 old private sector banks existing prior to July 1993 were operating at year-end fiscal 2007. The Sangli Bank Limited, an unlisted “old” private sector bank merged with ICICI Bank effective April 19, 2007.

At December 31, 2006, private sector banks accounted for approximately 19.9% of aggregate deposits and 20.2% of gross bank credit outstanding of the scheduled commercial banks. Their network of 6,567 branches accounted for 9.4% of the total branch network of scheduled commercial banks in the country. At December 31, 2006, ICICI Bank accounted for approximately 8.3% of aggregate deposits and 8.8% of non-food credit outstanding of the scheduled commercial banks.

Foreign Banks

At December 31, 2006, there were 29 foreign banks with 247 branches operating in India. Foreign banks accounted for 5.9% of aggregate deposits and 6.5% of outstanding gross bank credit of scheduled commercial banks at December 31, 2006. As part of the liberalization process, the Reserve Bank of India has permitted foreign banks to operate more freely, subject to requirements largely similar to those imposed on domestic banks. The primary activity of most foreign banks in India has been in the corporate segment. However, some of the larger foreign banks have made consumer financing a larger part of their portfolios. These banks offer products such as automobile finance, home loans, credit cards and household consumer finance. Foreign banks operate in India through branches of the parent bank. Certain foreign banks also have wholly-owned non-bank finance company subsidiaries or joint ventures for both corporate and retail lending. In a circular dated July 6, 2004, the Reserve Bank of India stipulated that banks should not acquire any fresh stake in a bank’s equity shares, if by such acquisition, the investing bank’s holding exceeded 5.0% of the investee bank’s equity capital. This also applies to holdings of foreign banks with a presence in India, in Indian banks.

The Reserve Bank of India issued a notification on “Roadmap for presence of foreign banks in India” on February 28, 2005, announcing the following measures with respect to the presence of foreign banks:

•
During the first phase (up to March 2009), foreign banks will be allowed to establish a presence by setting up wholly-owned subsidiaries or by converting existing branches into wholly-owned subsidiaries.

•
In addition, during the first phase, foreign banks would be allowed to acquire a controlling stake in a phased manner only in private sector banks that are identified by the Reserve Bank of India for restructuring.

•
For new and existing foreign banks, it has been proposed to go beyond the existing World Trade Organization commitment of allowing increases of 12 branches per year. A more liberal policy will be followed for under-banked areas.

•	During the second phase (from April 2009 onwards), after a review of the first phase, foreign banks would be allowed to acquire up to 74.0% in private sector banks in India.

Cooperative Banks

Cooperative banks cater to the financing needs of agriculture, small industry and self-employed businessmen in urban and semi-urban areas of India. The state land development banks and the primary land development banks provide long-term credit for agriculture. In the light of liquidity and insolvency problems experienced by some cooperative banks in fiscal 2001, the Reserve Bank of India undertook several interim measures, pending formal legislative changes, including measures related to lending against shares, borrowings in the call market and term deposits placed with other urban cooperative banks. Presently the Reserve Bank of India is responsible for supervision and regulation of urban cooperative banks, and the National Bank for Agriculture and Rural Development for state cooperative banks and district central cooperative banks. The Banking Regulation (Amendment) and Miscellaneous Provisions Act, 2004 provides for the regulation of all cooperative banks by the Reserve Bank of India. See also “— Recent Structural Reforms — Proposed Amendments to the Banking Regulation Act”. A task force appointed by the government of India to examine the reforms required in the cooperative banking system submitted its report in December 2004. It recommended several structural, regulatory and operational reforms for cooperative banks, including the provision of financial assistance by the government for revitalizing this sector. In the Union Budget for fiscal 2006, the Finance Minister accepted the recommendations of the Task Force in principle and proposed to call state governments for consultation and begin to implement the recommendations in the states willing to do so. During fiscal 2006 the Reserve Bank of India outlined a Medium-Term Framework for urban cooperative banks. Subsequently a Task Force for urban co-operative banks has been set up in select states for identification of and drawing up of a time bound action plan for revival of potentially viable urban co-operative banks and for non-disruptive exit for non-viable urban co-operative banks.

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

The long-term lending institutions were expected to play a critical role in Indian industrial growth and, accordingly, had access to concessional government funding. However, in recent years, the operating environment of the long-term lending institutions has changed substantially. Although the initial role of these institutions was largely limited to providing a channel for government funding to industry, the reform process required them to expand the scope of their business activities, including into:

•	fee-based activities like investment banking and advisory services; and

•	short-term lending activity including making corporate finance and working capital loans.

Pursuant to the recommendations of the Narasimham Committee II and the Khan Working Group, a working group created in 1999 to harmonize the role and operations of long-term lending institutions and banks, the Reserve Bank of India, in its mid-term review of monetary and credit policy for fiscal 2000, announced that long-term lending institutions would have the option of transforming themselves into banks subject to compliance with the prudential norms as applicable to banks. In April 2001, the Reserve Bank of India issued guidelines on several operational and regulatory issues which were required to be addressed in evolving the path for transition of a long-term lending institution into a universal bank. See “— Recent Structural Reforms—Universal Banking Guidelines”. In April 2002, ICICI merged with ICICI Bank. The Industrial Development Bank (Transfer of Undertaking and Repeal) Act, 2003 converted the Industrial Development Bank of India into a banking company incorporated under the Companies Act, 1956 on September 27, 2004, with exemptions from certain statutory and regulatory norms applicable to banks, including an exemption for a certain period from the statutory liquidity ratio. IDBI Bank Limited, a new private sector bank that was a subsidiary of the Industrial Development Bank of India, was merged with the Industrial Development Bank of India in April 2005.

Non-Bank Finance Companies

There are over 13,000 non-bank finance companies in India, mostly in the private sector. All non-bank finance companies are required to register with the Reserve Bank of India. The non-bank finance companies may be categorized into entities which take public deposits and those which do not. The companies which take public deposits are subject to strict supervision and capital adequacy requirements of the Reserve Bank of India. ICICI Securities Limited, the Bank’s subsidiary, is a non-bank finance company, which does not accept public deposits. Our proposed new subsidiary, that would, subject to regulatory approvals hold our investments in our insurance and asset management subsidiaries, would be a non-bank finance company. The primary activities of the non-bank finance companies are consumer credit, including automobile finance, home finance and consumer durable products finance, wholesale finance products such as bill discounting for small and medium-sized companies, and fee-based services such as investment banking and underwriting. In 2003, Kotak Mahindra Finance Limited, a large non-bank finance company was granted a banking license by the Reserve Bank of India and converted itself into Kotak Mahindra Bank.

Over the past few years, certain non-bank finance companies have defaulted to investors and depositors, and consequently actions (including bankruptcy proceedings) have been initiated against them, many of which are currently pending. See also “— Recent Structural Reforms—Reforms of the Non-Bank Finance Companies”.

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

Other Financial Institutions

Specialized Financial Institutions

In addition to the long-term lending institutions, there are various specialized financial institutions which cater to the specific needs of different sectors. They include the National Bank for Agricultural and Rural Development, Export Import Bank of India, Small Industries Development Bank of India, Risk Capital and Technology Finance Corporation Limited, Tourism Finance Corporation of India Limited, National Housing Bank, Power Finance Corporation Limited, Infrastructure Development Finance Corporation Limited and India Infrastructure Finance Company Limited.

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

The insurance sector in India is regulated by the Insurance Regulatory and Development Authority. In December 1999, the Indian parliament passed the Insurance Regulatory and Development Authority Act, 1999 which also amended the Insurance Act, 1938. This opened up the Indian insurance sector for foreign and private investors. The Insurance Act allows foreign equity participation in new insurance companies of up to 26.0%. A new company should have a minimum paid up equity capital of Rs. 1.0 billion (US$ 23 million) to carry on the business of life insurance or general insurance or Rs. 2.0 billion (US$ 46 million) to carry on exclusively the business of reinsurance.

In the monetary and credit policy for fiscal 2001, the Reserve Bank of India issued guidelines governing the entry of banks and financial institutions into the insurance business. The guidelines permit banks and financial institutions to enter the business of insurance underwriting through joint ventures provided they meet stipulated criteria relating to their net worth, capital adequacy ratio, profitability track record, level of non-performing loans and the performance of their existing subsidiary companies. The promoters of insurance companies have to divest in a phased manner their shareholding in excess of 26.0% (or such other percentage as may be prescribed), after a period of 10 years from the date of commencement of business or within such period as may be prescribed by the Indian government. The Indian government, while presenting its budget for fiscal 2005, proposed an increase in the limit on foreign equity participation in private sector insurance companies from 26.0% to 49.0%. However, this requires an amendment to the insurance laws and the foreign investment policy has not been implemented as yet.

We have joint ventures in each of the life insurance and the general insurance sectors. Our life insurance joint venture, ICICI Prudential Life Insurance Company Limited, and our general insurance joint venture, ICICI Lombard General Insurance Company Limited, are both major players in their respective segments. Gross premiums underwritten by all general insurance companies increased by 22.4% in fiscal 2007 to Rs. 250.0 billion (US$ 5.8 billion), compared to an increase of 16.5% in fiscal 2006. The share of private sector general insurance companies in gross premiums underwritten increased from 26.6% in fiscal 2006 to 34.9% during fiscal 2007. First year premium underwritten in the life insurance sector recorded a growth of 100.6% to Rs. 754.1 billion (US$ 17.5 billion) in fiscal

2007 compared to a 40.6% growth in fiscal 2006 with the private sector’s retail market share (on weighted received premium basis) increasing from 34.2% in fiscal 2006 to 35.5% in fiscal 2007.

 Mutual Funds

At the end of April 2007, there were 30 mutual funds in India with total assets under management of Rs. 3,504.7 billion (US$ 81.3 billion). Total assets under management of all mutual funds increased by 40.8% from Rs. 2,318.6 billion (US$ 53.8 billion) at year-end fiscal 2006 to Rs. 3,263.9 billion (US$ 75.7 billion) at year-end fiscal 2007. From 1963 to 1987, Unit Trust of India was the only mutual fund operating in the country. It was set up in 1963 at the initiative of the government and the Reserve Bank of India. From 1987 onwards, several other public sector mutual funds entered this sector. These mutual funds were established by public sector banks, the Life Insurance Corporation of India and General Insurance Corporation of India. The mutual funds industry was opened up to the private sector in 1993. The industry is regulated by the SEBI (Mutual Fund) Regulation, 1996. At the end of April 2007, there were 25 private sector mutual funds with an 81.4% market share in terms of total assets under management. The Bank’s asset management joint venture, ICICI Prudential Asset Management Company Limited, was among the top two mutual funds in India based on assets under management at April 30, 2007 with an overall market share of 12.1%. Total assets under management of ICICI Prudential Asset Management Company increased by 61.1% from Rs. 235.0 billion (US$ 5.5 billion) at year-end fiscal 2006 to Rs. 378.7 billion (US$ 8.8 billion) at year-end fiscal 2007.

In 2001, Unit Trust of India, with a high level of investment in equity securities, started to face difficulties in meeting redemption and assured return obligations due to a significant decline in the market value of its securities portfolio. In response, the government of India implemented a package of reform measures for Unit Trust of India, including guaranteeing redemption and assured return obligations to the unit holders, subject to restrictions on the maximum permissible redemption amount. As part of the reforms, Unit Trust of India was divided into two mutual funds structured in accordance with reform to the law under which UTI was constituted and also in accordance with the regulations of the Securities and Exchange Board of India, one comprising assured return schemes and the other comprising net asset value based schemes.

Impact of Liberalization on the Indian Financial Sector

Until 1991, the financial sector in India was heavily controlled and commercial banks and long-term lending institutions, the two dominant financial intermediaries, had mutually exclusive roles and objectives and operated in a largely stable environment, with little or no competition. Long-term lending institutions were focused on the achievement of the Indian government’s various socio-economic objectives, including balanced industrial growth and employment creation, especially in areas requiring development. Long-term lending institutions were extended access to long-term funds at subsidized rates through loans and equity from the government of India and from funds guaranteed by the government of India originating from commercial banks in India and foreign currency resources originating from multilateral and bilateral agencies.

The focus of the commercial banks was primarily to mobilize household savings through demand and time deposits and to use these deposits to meet the short-term financial needs of borrowers in industry, trade and agriculture. In addition, the commercial banks provided a range of banking services to individuals and business entities.

However, since 1991, there have been comprehensive changes in the Indian financial system. Various financial sector reforms, implemented since 1991, have transformed the operating environment of the banks and long-term lending institutions. In particular, the deregulation of interest rates, emergence of a liberalized domestic capital market, and entry of new private sector banks, along with the broadening of long-term lending institutions’ product portfolios, have progressively intensified the competition between banks and long-term lending institutions. The Reserve Bank of India has permitted the transformation of long-term lending institutions into banks subject to compliance with the prudential norms applicable to banks.

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

Committee on the Financial System (Narasimham Committee I)

The Committee on the Financial System (The Narasimham Committee I) was set up in August 1991 to recommend measures for reforming the financial sector. Many of the recommendations made by the committee, which addressed organizational issues, accounting practices and operating procedures, were implemented by the government of India. The major recommendations that were implemented included the following:

•
with fiscal stabilization and the government increasingly resorting to market borrowing to raise resources, the statutory liquidity ratio or the proportion of the banks’ net demand and time liabilities that were required to be invested in government securities was reduced from 38.5% in the pre-reform period to 25.0% in October 1997;

•
similarly, the cash reserve ratio or the proportion of the bank’s net demand and time liabilities that were required to be deposited with RBI was reduced from 15.0% in the pre-reform period to low of 4.5%. Cash Reserve Ratio has since been increased to 6.5%.

•	special tribunals were created to resolve bad debt problems;

•	most of the restrictions on interest rates for deposits were removed. Commercial banks were allowed to set their own level of interest rates for all deposits except savings bank deposits; and

•
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

Recent Amendments to Laws Governing Public Sector Banks

The Indian Parliament recently amended the laws governing India’s public sector banks permitting these banks to issue preference shares and make preferential allotments or private placements of equity, The amendments also empower the Reserve Bank of India to prescribe ‘fit and proper’ criteria for directors of these banks, and permit supercession of their boards and appointment of administrators in certain circumstances.

Proposed Amendments to the Banking Regulation Act

Legislation seeking to amend the Banking Regulation Act has been introduced in the Indian parliament. As presently drafted, the main amendments propose to:

•	permit all banking companies to issue preference shares that will not carry any voting rights;

•	make prior approval of the Reserve Bank of India mandatory for the acquisition of more than 5.0% of a banking company’s paid up capital or voting rights by any individual or firm or group;

•
remove the minimum statutory liquidity ratio requirement of 25.0%, giving the Reserve Bank of India discretion to reduce the statutory liquidity ratio to less than 25.0%. See also “Supervision and Regulation—Legal Reserve Requirements—Statutory Liquidity Ratio”.

•	remove the 10.0% limit on the maximum voting power exercisable by a shareholder in a banking company.

Legislative Framework for Recovery of Debts due to Banks

In fiscal 2003, the Indian Parliament passed the Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002. This Act provides that a secured creditor may, in respect of loans classified as non-performing in accordance with the Reserve Bank of India guidelines, give notice in writing to the borrower requiring it to discharge its liabilities within 60 days, failing which the secured creditor may take possession of the assets constituting the security for the loan, and exercise management rights in relation thereto, including the right to sell or otherwise dispose of the assets. This Act also provides for the setting up of asset reconstruction companies regulated by the Reserve Bank of India to acquire assets from banks and financial institutions. The Reserve Bank of India has issued guidelines for asset reconstruction companies in respect of their establishment, registration and licensing by the Reserve Bank of India, and operations. Asset Reconstruction Company (India) Limited, set up by ICICI Bank, Industrial Development Bank of India, State Bank of India and certain other banks and institutions, has received registration from the Reserve Bank of India and commenced operation in August 2003. Foreign direct investment is now permitted in the equity capital of asset reconstruction companies and investment by Foreign Institutional Investors registered with the Securities and Exchange Board of India is permitted in security receipts issued by asset reconstruction companies, subject to certain conditions and restrictions.

 Several petitions challenging the constitutional validity of the Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 were filed before the Indian Supreme Court. The Supreme Court, in April 2004, upheld the constitutionality of the Act, other than the requirement originally included in the Act that the borrower deposit 75.0% of the dues with the debt recovery tribunal as a pre-condition for appeal by the borrower against the enforcement measures. In November 2004, the government of India issued an ordinance amending the Securitization Act. The Indian Parliament has subsequently passed this ordinance as an Act. This Act, as amended, now provides that a borrower may make an objection or representation to a secured creditor after a notice is issued by the secured creditor to the borrower under the Act demanding payment of dues. The secured creditor has to give reasons to the borrower for not accepting the objection or representation. The Act also introduces a deposit requirement for borrowers if they wish to appeal the decision of the debt recovery tribunal. Further, the Act permits a lender to take over the business of a borrower under the Securitization Act under certain circumstances (unlike the earlier provisions under which only assets could be taken over). See “Supervision and Regulation—Reserve Bank of India Regulations—Regulations relating to Sale of Assets to Asset Reconstruction Companies.”

Earlier, following the recommendations of the Narasimham Committee, the Recovery of Debts due to Banks and Financial Institutions Act, 1993 was enacted. This legislation provides for the establishment of a tribunal for speedy resolution of litigation and recovery of debts owed to banks or financial institutions. The Act creates tribunals before which the banks or the financial institutions can file a suit for recovery of the amounts due to them. However, if a scheme of reconstruction is pending before the Board for Industrial and Financial Reconstruction, under the Sick Industrial Companies (Special Provision) Act, 1985, no proceeding for recovery can be initiated or continued before the tribunals. This protection from creditor action ceases if the secured creditor takes action under Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act. While presenting its budget for fiscal 2002, the government of India announced measures for the setting up of more debt recovery tribunals and the eventual repeal of the Sick Industrial Companies (Special Provision) Act, 1985. To date, however, this Act has not been repealed.

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

Pension Reforms

Currently, there are three categories of pension schemes in India: pension schemes for government employees, pension schemes for employees in the organized sector and voluntary pension schemes. In case of pension schemes for government employees, the government pays its employees a defined periodic benefit upon their retirement. Further, the contribution towards the pension scheme is funded solely by the government and not matched by a contribution from the employees. The Employees Provident Fund, established in 1952, is a mandatory program for employees of certain establishments. It is a contributory program that provides for periodic contributions of 10% to 12% of the basic salary by both the employer and the employees. The contribution is invested in prescribed securities and the accumulated balance in the fund (including the accretion thereto) is paid to the employee as a lump sum on retirement. Besides these, there are voluntary pension schemes administered by the government (the Public Provident Fund to which contribution may be made up to a maximum of Rs. 70,000 (US$ 1,624) or offered by insurance companies, where the contribution may be made on a voluntary basis. Such voluntary contributions are often driven by tax benefits offered under the scheme.

In 1998, the government commissioned the Old Age Social and Income Security (OASIS) project and nominated an expert committee to suggest changes to the existing policy framework. The committee submitted its report in January 2000, recommending a system for private sector management of pension funds to provide market-linked returns. It also recommended the establishment of a separate pensions regulatory authority to regulate the pensions system. Subsequently, in the budget for fiscal 2001, the government announced that a high level committee would be formulated to design a contribution-based pension scheme for new government recruits. The government also requested the Insurance Regulatory and Development Authority to draw up a roadmap for implementing the OASIS Report. The Insurance Regulatory and Development Authority submitted its report in October 2001. The report suggested that pension fund managers should constitute a separate legal entity to conduct their pension business. In August 2003, the government announced that it would be mandatory for its new employees (excluding defense personnel) to join a new defined contribution pension scheme where both the government and the employee would make monthly contributions of 10% of the employee’s salary. The government also announced that a Pension Fund Development and Regulatory Authority would be set up to regulate the pension industry. The government constituted the interim Pension Fund Development and Regulatory Authority on October 11, 2003. In December 2003, the government announced that the new pension scheme would be applicable to all new recruits to Indian government service (excluding defense personnel) from January 1, 2004. Further, on December 30, 2004, the government promulgated an ordinance establishing the statutory regulatory body, Pension Fund Regulatory and Development Authority (PFRDA) to undertake promotional, developmental and regulatory functions with respect to the pension sector. In March 2005, the government tabled the Pension Fund and Development Authority Bill in Parliament. The union budget for fiscal 2006 recognized the opportunities for foreign direct investment in the pension sector and it has also announced that the government would issue guidelines for such investment.

Credit Policy Measures

The Reserve Bank of India issues an annual policy statement setting out its monetary policy stance and announcing various regulatory measures. It issues a review of the annual policy statement on a quarterly basis.

Annual Policy Statement for Fiscal 2007

In its annual policy statement for fiscal 2007 announced in April 2006, the Reserve Bank of India:

•
Raised the requirement of general provisioning on standard advances to specific sectors like residential housing loans beyond Rs. 2 million (US$ 46,404) and commercial real estate loans from 0.4% to 1.0%.

•	Increased the risk weight on commercial real estate exposure from 125.0% to 150.0%.

•	Proposed to include banks’ total exposure to venture capital funds as a part of capital market exposure with a risk weight of 150.0%.

•
Raised the ceiling on non-resident external deposit rates to LIBOR/SWAP rates of US dollar of corresponding maturities plus 100 basis points from the existing level of 75 basis points above LIBOR/SWAP rates.

First Quarter Review of Annual Policy Statement for Fiscal 2007

In its first quarter review of the annual policy statement announced on July 25, 2006, the Reserve Bank of India raised the reverse repo rate (i.e., the annualized interest earned by the lender in a repurchase transaction between a bank and the Reserve Bank of India) by 25 basis points to 6.0%. The bank rate remained unchanged at 6.0%.

Mid-Term Review of Annual Policy Statement for Fiscal 2007

In its mid-term review of the annual policy statement announced on October 31, 2006, the Reserve Bank of India raised the repo rate by 25 basis points to 7.25%. The bank rate remained unchanged at 6.0%. The Reserve Bank of India also extended the time frame for full compliance with Basel II norms to March 31, 2008 for foreign banks operating in India and Indian banks present overseas. All other scheduled commercial banks are required to be in full compliance with Basel II norms by no later than March 31, 2009.

In December 2006, the Reserve Bank of India increased the cash reserve ratio by 50 basis points from 5.0% to 5.5%.

Third Quarter Review of Annual Policy Statement for Fiscal 2007

In its third quarter review of the annual policy statement announced on January 31, 2007, the Reserve Bank of India raised the repo rate by 25 basis points to 7.5%. Further, the Reserve Bank of India increased the general provisioning requirement for real estate sector loans (excluding residential housing loans), credit card receivables, loans and advances qualifying as capital market exposure and personal loans to 2.0%. The Reserve Bank of India also increased the general provisioning requirement for banks’ exposures to non-deposit taking systemically important non-banking financial companies from 0.4% to 2.0% and the risk weight on banks’ exposure to these entities from 100% to 125%. The Reserve Bank of India also reduced the interest rate ceiling on non-resident rupee deposits by 50 basis points to LIBOR/SWAP rates plus 50 basis points.

In February 2007, the Reserve Bank of India increased the cash reserve ratio by a further 50 basis points to 6.0%. The increase was implemented in two phases of 25 basis points each starting the fortnight beginning February 17, 2007 and beginning March 3, 2007. On February 23, 2007 the Reserve Bank of India notified that it would pay interest on cash reserves above 3.0% of net demand and time liabilities (i) at 3.5% for the period June 24, 2006 to December 8, 2006, (ii) at 2.0% for the period December 9, 2006 to February 16, 2007 and (iii) at 1.0% from February 17, 2007 until further notice.

In March 2007 the Reserve Bank of India increased the repo rate by 25 basis points to 7.75% to address inflation expectations. At the same time, the Reserve Bank of India increased the cash reserve ratio by a further 50 basis points to 6.5%. The increase was implemented in two phases of 25 basis points each starting the fortnight beginning April 14, 2007 and beginning April 28, 2007. On April 13, 2007, the Reserve Bank of India notified that it would be discontinuing interest payments on cash reserves above 3.0% of net demand and time liabilities till further notice. In addition, the Reserve Bank of India announced the removal of the statutory minimum CRR maintenance requirement of 3.0%.

 Annual Policy Statement for Fiscal 2008

In its annual policy statement for fiscal 2008 announced in April 2007, the Reserve Bank of India:

•	Raised the aggregate ceiling on overseas investment by mutual funds to US$ 4.0 billion from US$ 3.0 billion.

•
Reduced interest rate ceiling on non-resident rupee deposits by 50 basis points to LIBOR/SWAP rates and reduced interest rate ceiling on non-resident dollar deposits by 50 basis points to LIBOR minus 75 basis points.

•	Reduced the risk weight on residential housing loans to individuals up to Rs. 2 million (US$ 46,404) to 50.0% as a temporary measure.

•	Permitted banks and primary dealers to begin transactions in single-entity credit default swaps.

•	Enhanced the overseas investment limit for domestic companies to 300.0% of their net worth and listed companies’ limit for portfolio investment abroad to 35.0% of their net worth.

Reforms of the Non-Bank Finance Companies

Standards relating to income recognition, provisioning and capital adequacy were prescribed for non-bank finance companies in June 1994. Registered non-bank finance companies were required to achieve a minimum capital adequacy of 6.0% by year-end fiscal 1995 and 8.0% by year-end fiscal 1996 and to obtain a minimum credit rating. To encourage the companies complying with the regulatory framework, the Reserve Bank of India announced in July 1996 certain liberalization measures under which the non-bank finance companies registered with it and complying with the prudential norms and credit rating requirements were granted freedom from the ceiling on interest rates on deposits and amount of deposits. Other measures introduced include requiring non-bank finance companies to maintain a certain percentage of liquid assets and to create a reserve fund. The percentage of liquid assets to be maintained by non-bank finance companies has been revised uniformly upwards and, since April 1999, 15.0% of public deposits must be maintained. From January 1, 2000 the requirement should not be less than 10.0% in approved securities and the remaining in unencumbered term deposits in any scheduled commercial bank, the aggregate of which shall not be less than 15.0% of the “public deposit” outstanding at the close of business on the last working day of the second preceding quarter. The maximum rate of interest that non-bank finance companies could pay on their public deposits was reduced from 12.5% per annum to 11.0% per annum effective March 4, 2003.

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

•	a minimum net owned fund of Rs. 2.5 million (US$ 58,005) is mandatory before existing non-bank finance companies may accept public deposits;

•	a minimum investment grade rating is compulsory for loan and investment companies accepting public deposits, even if they have the minimum net owned funds;

•
permission to accept public deposits was also linked to the level of capital to risk assets ratio. Different capital to risk assets ratio levels for non-bank finance companies with different ratings were specified; and

•	non-bank finance companies were advised to restrict their investments in real estate to 10.0% of their net owned funds.

In the monetary and credit policy for fiscal 2000, the Reserve Bank of India stipulated a minimum capital base of Rs. 20 million (US$ 464,037) for all new non-bank finance companies. In the government of India’s budget for fiscal 2002, the procedures for foreign direct investment in non-bank finance companies were substantially liberalized.

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

On December 12, 2006, the Reserve Bank of India issued guidelines on the financial regulation of systematically important non-banking financial companies and banks' relationships with them with a view to remove the possibility of regulatory arbitrage leading to an uneven playing field and potential systemic risk. Within non-deposit taking non-banking financial companies, the guidelines classify those with an asset size above Rs. 1.0 billion (US$ 23 million) as per the last audited balance sheet as systemically important. These non-banking financial companies are required to maintain a minimum capital to risk weighted assets ratio (CRAR) of 10.0%, in addition to conforming with single and group exposure norms. The guidelines restrict banks’ holdings in a deposit taking non-banking financial company, excluding housing finance companies, to 10.0% of the paid up equity capital of the non-banking financial company. The total exposure to a single non-banking financial company has been limited to 10.0% of the bank’s capital funds (15.0% in the case of an asset finance company). The limit may be increased to 15.0% and 20.0%, respectively, provided that the excess exposure is on account of funds lent by the non-banking financial company to the infrastructure sector.

As per existing instructions of the Reserve Bank of India, non-banking finance companies in India having assets of Rs. 500 million (US$ 12 million) and above as per their last audited results are required to constitute an audit committee, consisting of no less than three members of its board of directors. In May 2007 the Reserve Bank of India announced that non-banking finance companies with deposit base of Rs. 200 million (US$ 5 million) and above may also consider constituting an audit committee on similar lines. Further, the Reserve Bank of India has also instructed non-banking finance companies with public deposits of Rs.200 million (US$ 5 million) and above or having an asset size of Rs. 1.0 billion (US$ 23 million) or above to form a nomination committee to ensure 'fit and proper' status of proposed/existing directors for such companies. The Reserve Bank of India also instructed such non-banking finance companies to form a risk management committee to manage integrated risk. Additionally, the Reserve Bank of India also prohibited such non-banking finance companies from extending loans, advances or non-fund based facilities or any other financial accommodation/ facilities to their directors and/ or certain other connected persons.

SUPERVISION AND REGULATION

The main legislation governing commercial banks in India is the Banking Regulation Act. Other important laws include the Reserve Bank of India Act, the Negotiable Instruments Act and the Banker’s Books Evidence Act. Additionally, the Reserve Bank of India, from time to time, issues guidelines to be followed by banks. Compliance with all regulatory requirements is evaluated with respect to financial statements under Indian GAAP. Banking companies in India are also subject to the purview of the Companies Act and if such companies are listed on a stock exchange in India then various regulations of the Securities Exchange Board of India would additionally apply to such companies.

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

ICICI Bank, being licensed as a banking company is regulated and supervised by the Reserve Bank of India. The Reserve Bank of India requires ICICI Bank to furnish statements and information relating to its business. It has issued guidelines for commercial banks on recognition of income, classification of assets, valuation of investments, maintenance of capital adequacy and provisioning for non-performing assets. The Reserve Bank of India has set up a Board for Financial Supervision, under the chairmanship of the Governor of the Reserve Bank of India. The appointment of the auditors of banks is subject to the approval of the Reserve Bank of India. The Reserve Bank of India can direct a special audit in the interest of the depositors or in the public interest.

Regulations relating to the Opening of Branches

Section 23 of the Banking Regulation Act provides that banks must obtain the prior approval of the Reserve Bank of India to open new branches. Permission is granted based on factors such as the financial condition and history of the banking company, its management, adequacy of capital structure and earning prospects and the public interest. The Reserve Bank of India may cancel the license for violations of the conditions under which it was granted. Under the banking license granted to ICICI Bank by the Reserve Bank of India, ICICI Bank is required to have at least 25.0% of its branches located in rural and semi-urban areas. A rural area is defined as a center with a population of less than 10,000. A semi-urban area is defined as a center with a population of greater than 10,000 but less than 100,000. These population figures relate to the 2001 census conducted by the government of India. In September 2005, the Reserve Bank of India issued a new branch authorization policy in terms of which the system of granting authorizations for opening individual branches from time to time was replaced by a system of aggregated approvals on an annual basis. The Reserve Bank of India discusses with individual banks their branch expansion strategies and plans over the medium term. The term “branch” for this purpose would include a full-fledged branch, an extension counter, off-site ATMs, administrative offices, and back offices. While processing authorization requests, the Reserve Bank of India gives importance to the nature and scope of banking services particularly in under-banked areas, credit flow to the priority sector and efforts to promote financial inclusion, the need to induce enhanced competition in the banking sector, the bank’s regulatory compliance, quality of governance, risk management and relationships with subsidiaries and affiliates.

Capital Adequacy Requirements

ICICI Bank is subject to the capital adequacy requirements of the Reserve Bank of India, which, based on the guidelines of the Basel Committee on Banking Regulations and Supervisory Practices, 1998, currently requires ICICI Bank to maintain a minimum ratio of capital to risk adjusted assets and off-balance sheet items of 9.0%, at least half of which must be Tier I capital.

The total capital of a banking company is classified into Tier I and Tier II capital. Tier I capital, the core capital, provides the most permanent and readily available support against unexpected losses. It comprises paid-up capital, reserves consisting of any statutory reserves, other disclosed free reserves and innovative perpetual debt instruments  issued in compliance with extant regulations issued by the Reserve Bank of India for inclusion in Tier I capital as reduced by equity investments in subsidiaries, intangible assets and losses in the current period and those brought forward from the previous period. In fiscal 2003, the Reserve Bank of India issued a guideline requiring a bank’s deferred tax asset to be treated as an intangible asset and deducted from its Tier I capital.

Tier II capital includes undisclosed reserves, revaluation reserves (at a discount of 55.0%), general provisions and loss reserves (allowed up to a maximum of 1.25% of risk weighted assets), hybrid debt capital instruments (which combine certain features of both equity and debt securities and are able to support losses on an ongoing basis without triggering liquidation), and subordinated debt. Any subordinated debt is subject to progressive discounts each year for inclusion in Tier II capital and total subordinated debt considered as Tier II capital cannot exceed 50.0% of Tier I capital. Tier II capital cannot exceed Tier I capital.

The Reserve Bank of India has issued guidelines permitting banks to issue perpetual debt with a call option which may be exercised after not less than 10 years, with its prior approval, for inclusion in Tier I capital up to a maximum of 15% of total Tier I capital. The Reserve Bank of India has also permitted banks to issue debt instruments with a minimum maturity of 15 years and a call option after not less than 10 years, to be exercised with its prior approval, for inclusion in Tier II capital. In July 2006, the Reserve Bank of India issued guidelines permitting the issuance of Tier I and Tier II debt instruments denominated in foreign currencies. See also “Operating and Financial Review and Prospects—Capital Resources”.

Risk adjusted assets and off-balance sheet items considered for determining the capital adequacy ratio are the risk weighted total of specified funded and non-funded exposures. Degrees of credit risk expressed as percentage weighting have been assigned to various balance sheet asset items, and conversion factors to off-balance sheet items. The value of each item is multiplied by the relevant weight or conversion factor to produce risk-adjusted values of assets and off-balance sheet items. Standby letters of credit and guarantees are treated as similar to funded exposure and are subject to similar risk weights. All foreign exchange open positions carry a 100.0% risk weight. Capital requirements have also been prescribed for open positions in gold. Since fiscal 2004, the Reserve Bank of India has increased risk weights on various categories of loans. Currently residential mortgages are risk weighted at 75.0% (other than loans upto Rs. 2 million (US$ 46,404) which are risk weighted at 50.0% effective May 2007), consumer credit and  capital market exposures at 125.0%, exposure to commercial real estate and venture capital funds at 150.0% and other loans/credit exposures at 100.0%. The Reserve Bank of India issued guidelines on securitization of standard assets on February 1, 2006. The guidelines define true sale, criteria to be met by special purpose vehicles set up for securitization, policy on provision of credit enhancement facilities, liquidity facilities, underwriting facilities and provision of services. The guidelines also cover capital requirements on securitization, prudential norms for investment in securities issued by special purpose vehicles, accounting treatment of the securitization transactions and disclosure requirements. In April 2007, the Reserve Bank of India issued prudential guidelines pursuant to which securitization exposures, which need to be deducted from regulatory capital, will have to be deducted 50.0% from Tier I and 50.0% from Tier II capital. The guidelines have also specified differential risk weight mapping based on the rating of the securitization exposure taken by the originator/investor.

Effective March 31, 2001, banks and financial institutions were required to assign a risk weight of 2.5% in respect of the entire investment portfolio to cover market risk, over and above the existing risk weights for credit risk in non-government and non-approved securities. In fiscal 2002, with a view to the building up of adequate reserves to guard against any possible reversal of the interest rate environment in the future due to unexpected developments, the Reserve Bank of India advised banks to build up an investment fluctuation reserve of a minimum of 5.0% of the bank’s investment portfolio within a period of five years, by fiscal 2006. This reserve had to be computed with respect to investments in held for trading and available for sale categories. Investment fluctuation reserve was included in Tier II capital. In June 2004, the Reserve Bank of India issued guidelines on capital for market risk. The guidelines prescribe the method of computation of risk-weighted assets in respect of market risk. The aggregate risk weighted assets are required to be taken into account for determining the capital adequacy ratio. Banks were required to maintain a capital charge for market risk in respect of their trading book exposure (including derivatives) by year-end fiscal 2005 and securities included under available for sale category by year-end fiscal

2006. In October 2005, the Reserve Bank of India specified that banks that maintained capital for both credit risk and market risk for both held for trading and available for sale categories at year-end fiscal 2006 would be permitted to treat the entire balance in the investment fluctuation reserve as Tier I capital.

In February 2005, the Reserve Bank of India had issued draft Basel II guidelines which it modified to issue revised draft guidelines in March 2007. In April 2007, the Reserve Bank of India issued final guidelines for the implementation of a revised Basel II capital adequacy framework that would be effective year-end fiscal 2008 for banks like ICICI Bank that have an international presence. The guidelines for the capital adequacy framework include an increase in the minimum Tier-1 CAR from 4.5% to 6.0% and the introduction of capital for operational risk. Further, the risk weights for consumer credit and residential mortgages will continue to remain at 125.0% and 75.0% (50.0% for residential mortgage loans of less than Rs. 2.0 million (US$ 46,404) ). The capital adequacy norms stipulate a capital charge on undrawn commitments. The norms also increase the risk weights for loans to Indian companies without a solicited external rating to 150.0% in a phased manner as compared to 100% currently. The same applies to loans to non-resident companies without a rating from an international rating agency.  Investments above 30.0% in the paid up equity of subsidiaries and associates which are not consolidated for capital purposes with the bank and investments in other instruments eligible for regulatory capital status in those entities must be deducted to the extent of 50.0% from Tier I capital and 50.0% from Tier II capital.

Loan Loss Provisions and Non-Performing Assets

In April 1992, the Reserve Bank of India issued formal guidelines on income recognition, asset classification, provisioning standards and valuation of investments, which are revised from time to time.

The principal features of these Reserve Bank of India guidelines, which have been implemented with respect to ICICI Bank’s loans, debentures, lease assets, hire purchases and bills are set forth below.

Asset Classification

A non-performing asset is an asset in respect of which any amount of interest or principal is overdue for more than 90 days (180 days until year-end fiscal 2003). In particular, an advance is a non-performing asset where:

•	interest and/or installment of principal remains overdue for a period of more than 90 days in respect of a term loan;

•	the account remains “out-of-order” (as defined below) for a period of more than 90 days in respect of an overdraft or cash credit;

•	the bill remains overdue for a period of more than 90 days in case of bills purchased and discounted;

•	installment of principal or interest remains overdue for two harvest seasons for short duration crops or for one harvest season for long duration crops; or

•	any amount to be received remains overdue for a period of more than 90 days in respect of other accounts.

An account should be treated as “out-of-order” if the outstanding balance remains continuously in excess of the sanctioned drawing limit. In circumstances where the outstanding balance in the principal operating account is less than the sanctioned drawing limit, but (i) there are no credits continuously for a period of 90 days as of the date the balance sheet of the bank or (ii) the credits are not sufficient to cover the interest debited during the same period, these accounts should be treated as “out-of-order”.

Interest in respect of non-performing assets is not recognized or credited to the income account unless collected.

Non-performing assets are classified as described below.

Sub-Standard Assets:    Assets that are non-performing assets for a period not exceeding 12 months (18 months until year-end fiscal 2004). In such cases, the current net worth of the borrower/guarantor or the current market value of the security charged is not enough to ensure recovery of dues to the banks in full. Such an asset has well-

defined credit weaknesses that jeopardize the liquidation of the debt and are characterized by the distinct possibility that the bank will sustain some loss, if deficiencies are not corrected.

Doubtful Assets:    Assets that are non-performing assets for more than 12 months (18 months until year-end fiscal 2004). A loan classified as doubtful has all the weaknesses inherent in assets that are classified as sub-standard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable.

Loss Assets:    Assets on which losses have been identified by the bank or internal or external auditors or the Reserve Bank of India inspection but the amount has not been written off fully.

There are separate guidelines for classification of loans for projects under implementation which are based on the achievement of financial closure and the date of approval of the project financing.

The Reserve Bank of India also has separate guidelines for restructured loans. A fully secured restructured standard loan can be restructured by rescheduling of principal repayment and/or the interest element, but must be separately disclosed as a restructured loan. The amount of sacrifice, if any, in the element of interest, measured in present value terms, is either written off or provision is made to the extent of the sacrifice involved. Similar guidelines are applicable to sub-standard assets. The sub-standard accounts which have been subjected to restructuring, whether in respect of principal installment or interest amount, by whatever modality, are eligible to be upgraded to the standard category only after the specified period, i.e., a period of one year after the date when first payment of interest or of principal, whichever is earlier, falls due, subject to satisfactory performance during the period. The Reserve Bank of India has issued separate guidelines concerning debt-restructuring mechanisms for small and medium enterprises. The Reserve Bank of India has issued new draft guidelines on rescheduling of loans covering all categories of loans.

To put in place an institutional mechanism for the restructuring of corporate debt, the Reserve Bank of India has devised a corporate debt restructuring system. See “Overview of the Indian Financial Sector—Recent Structural Reforms—Corporate Debt Restructuring Forum”.

Provisioning and Write-Offs

Provisions are based on guidelines specific to the classification of the assets. The following guidelines apply to the various asset classifications:

•
Standard Assets:    A general provision of 0.40% (0.25% upto fiscal 2005) is required, other than for direct advances to the agriculture and small and medium enterprise sectors for which the requirement continues to be 0.25%. In fiscal 2007,the Reserve Bank of India increased the general provisioning requirement for standard advances in specific sectors including residential housing loans greater than Rs 2.0 million from 0.40% to 1.00%. In January 2007, the Reserve Bank of India increased the general provisioning requirement for real estate sector loans (excluding residential housing loans), credit card receivables, loans and advances qualifying as capital market exposure, personal loans and exposures to non-deposit taking systemically important non-banking financial companies to 2.0%.

•
Sub-Standard Assets:    A general provision of 10.0% of the total outstanding is required. However, unsecured exposures which are identified as sub-standard attract an additional provision of 10.0%, i.e., a total of 20.0% on the outstanding balance.

•
Doubtful Assets:    A 100.0% write-off is required to be taken against the unsecured portion of the doubtful asset and charged against income. The value assigned to the collateral securing a loan is the amount reflected on the borrower’s books or the realizable value determined by third party appraisers. For the secured portion of assets classified as doubtful 20.0% provision is required to be made for assets that have been classified as doubtful for a year, 30.0% for assets that have been classified as doubtful for one to three years and 100.0% assets classified as doubtful for more than three years.

•	Loss Assets: The entire asset is required to be written off or provided for, i.e., a 100.0% provision.

•	Restructured Loans: The amount of sacrifice, if any, in the element of interest, measured in present value terms, is either written off or provision is made to the extent of the sacrifice involved.

In June 2006, the Reserve Bank of India issued prudential norms on creation and utilization of floating provisions (i.e., provisions which are not made in respect of specific non-performing assets or are made in excess of regulatory requirements for provisions for standard assets). The norms state that floating provisions can be used only for contingencies under extraordinary circumstances for making specific provisions against impaired accounts after obtaining approval from the Board of Directors and with the prior permission of  the Reserve Bank of India. Floating provisions for advances and investments must be held separately and cannot be reversed by credit to the profit and loss account. Until utilization of such provisions, they can be netted off from gross non-performing assets to compute the net non-performing assets. Alternatively, floating provisions can be treated as part of Tier II capital within the overall ceiling of 1.25% of total risk-weighted assets for inclusion of general provisions and loss reserves in Tier II capital. Floating provisions do not include specific voluntary provisions made by banks for advances which are higher than the minimum provision stipulated by the Reserve Bank of India guidelines.

Regulations relating to Making Loans

The provisions of the Banking Regulation Act govern the making of loans by banks in India. The Reserve Bank of India also issues directions covering the loan activities of banks. Some of the major guidelines of  the  Reserve Bank of India, which are now in effect, are as follows:

•	The Reserve Bank of India has prescribed norms for bank lending to non-bank financial companies and financing of public sector disinvestment.

•
Banks are free to determine their own lending rates but each bank must declare its prime lending rate as approved by its Board of Directors. Banks are required to declare a benchmark prime lending rate based on various parameters including cost of funds, non-interest expense, capital charge and profit margin. Each bank should also indicate the maximum spread over the prime lending rate for all credit exposures other than retail loans. The interest charged by banks on advances up to Rs. 200,000 (US$ 4,640) to any one entity (other than certain permitted types of loans including loans to individuals for acquiring residential property, loans for purchase of consumer durables and other non-priority sector personal loans) must not exceed the prime lending rate. Banks are also given freedom to lend at a rate below the prime lending rate in respect of creditworthy borrowers and exposures. Interest rates for certain categories of advances are regulated by the Reserve Bank of India.

•
Section 21A of the Banking Regulation Act  provides that the rate of interest charged by a bank shall not be reopened by any court on the ground that the rate of interest charged by a bank is excessive. In May 2007, the Reserve Bank of India notified that the boards of banks should lay down internal principles and procedures so that interest rates charged by banks are in conformity with normal banking prudence and are not usurious.

In terms of Section 20(1) of the Banking Regulation Act, a bank cannot grant any loans and advances against the security of its own shares, a banking company is prohibited from entering into any commitment for granting any loans or advances to or on behalf of any of its directors, or any firm in which any of its directors is interested as partner, manager, employee or guarantor, or any company (not being a subsidiary of the banking company or a company registered under Section 25 of the Companies Act, 1956, or a government company) of which, or the subsidiary or the holding company of which any of the directors of the bank is a director, managing agent, manager, employee or guarantor or in which he holds substantial interest, or any individual in respect of whom any of its directors is a partner or guarantor. There are certain exemptions in this regard as the explanation to the section provides that ‘loans or advances’ shall not include any transaction which the Reserve Bank of India may specify by general or special order as not being a loan or advance for the purpose of such section.

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

Regulations relating to Sale of Assets to Asset Reconstruction Companies

The Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002, as amended, provides for sale of financial assets by banks and financial institutions to asset reconstruction companies. The Reserve Bank of India has issued guidelines to banks on the process to be followed for sales of financial assets to asset reconstruction companies. These guidelines provide that a bank may sell financial assets to an asset reconstruction company provided the asset is a non-performing asset. These assets are to be sold on ‘without recourse’ basis only. A bank may sell a standard asset only if the borrower has a consortium or multiple banking arrangement, at least 75.0% by value of the total loans to the borrower are classified as non-performing and at least 75.0% by value of the banks and financial institutions in the consortium or multiple banking arrangement agree to the sale. The banks selling financial assets should ensure that there is no known liability devolving on them and that they do not assume any operational, legal or any other type of risks relating to the financial assets sold. Further, banks may not sell financial assets at a contingent price with an agreement to bear a part of the shortfall on ultimate realization. However, banks may sell specific financial assets with an agreement to share in any surplus realized by the asset reconstruction company in the future. While each bank is required to make its own assessment of the value offered in the sale before accepting or rejecting an offer for purchase of financial assets by an asset reconstruction company, in consortium or multiple banking arrangements where more than 75.0% by value of the banks or financial institutions accept the offer, the remaining banks or financial institutions are obliged to accept the offer. Consideration for the sale may be in the form of cash, bonds or debentures or security receipts or pass through certificates issued by the asset reconstruction company or trusts set up by it to acquire the financial assets. See also “Overview of the Indian Financial Sector—Recent Structural Reforms—Legislative Framework for Recovery of Debts Due to Banks”.

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

 Directed Lending

Priority Sector Lending

Till year-end fiscal 2007, the Reserve Bank of India’s directed lending norms required commercial banks to lend a certain percentage of their net bank credit to specific sectors (the priority sectors), such as agriculture, small-scale industry, small businesses and housing finance. Total priority sector advances were set at 40.0% of net bank credit with agricultural advances required to be 18.0% of net bank credit and advances to weaker sections required to be at 10.0% of the net bank credit, and 1.0% of the previous year’s total advances outstanding is required to be lent under the Differential Rate of Interest scheme. In April 2007, the Reserve Bank of India issued revised guidelines on lending to the priority sector. The Reserve Bank of India has linked the priority sector lending targets to adjusted net bank credit (net bank credit plus investments made by banks in non-statutory liquidity bonds included in the held to maturity category and excluding recapitalisation bonds floated by the government) or credit equivalent amount of off-balance sheet exposure, whichever is higher as of previous fiscal years. Under the revised guidelines the limit on the housing loans eligible for priority sector lending has been increased from Rs. 1.5 million (US$ 34,803) to Rs. 2.0 million (US$ 46,404) per borrower. The guidelines have capped eligible direct agriculture finance to non-individuals (i.e. partnership firms, corporates and institutions) at Rs 10.0 million (US$ 232,019) per borrower. One-third of loans in excess of Rs.10.0 million (US$ 232,019) per borrower would also be considered as direct finance while the remaining two-thirds would constitute indirect finance.

In May 2007 the Reserve Bank of India issued revised guidelines on lending to the priority sector. According to the revised  guidelines, loans given to people forming part of weaker sections of minority communities (as may be notified by the government of India from time to time) have been brought within the purview of priority sector loans

In addition, investments made by banks after year-end fiscal 2007 in bonds issued by the National Bank for Agriculture and the Rural Development in lieu of non-achievement of priority sector lending targets will no longer be considered as indirect finance. However, existing investments in such bonds would continue to be classified as indirect agriculture finance till 2010.

Prior to the amalgamation, the advances of ICICI were not subject to the requirement applicable to banks in respect of priority sector lending. Pursuant to the terms of the Reserve Bank of India’s approval of the amalgamation, ICICI Bank is required to maintain a total of 50.0% of its domestic adjusted net bank credit (net bank credit till year-end fiscal 2007) on the residual portion of its advances (i.e., the portion of ICICI Bank’s total advances excluding advances of ICICI) in the form of priority sector advances. This additional requirement of 10.0% by way of priority sector advances will apply until such time as the aggregate priority sector advances reach a level of 40.0% of ICICI Bank’s total adjusted net bank credit. Any shortfall in the amount required to be lent to the priority sectors may be required to be deposited with the National Bank for Agriculture and the Rural Development. These deposits have a maturity period of upto seven years. However, deposits made after year-end fiscal 2007 will no longer be considered as indirect agriculture finance.

Export Credit

The Reserve Bank of India also requires commercial banks to make loans to exporters at concessional rates of interest. This enables exporters to have access to an internationally competitive financing option. Pursuant to existing guidelines, 12.0% of a bank’s net bank credit is required to be in the form of export credit. ICICI Bank provide export credit for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies.

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

•
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

•	Capital funds is the total capital as defined under capital adequacy norms (Tier I and Tier II capital).

•
Exposure shall include credit exposure (funded and non-funded credit limits) and investment exposure (including underwriting and similar commitments). Non-fund based exposures are calculated at 100.0% and in addition, banks include forward contracts in foreign exchange and other derivative products, like currency swaps and options, at their replacement cost value in determining individual or group borrower exposure ceilings, effective April 1, 2003.

To ensure that exposures are evenly spread, the Reserve Bank of India requires banks to fix internal limits of exposure to specific sectors. These limits are subject to periodical review by the banks. ICICI Bank has fixed a ceiling of 15.0% on its exposure to any one industry (other than retail loans) and monitors its exposures accordingly.

Limits on exposure to Non-Banking Finance Companies

During fiscal 2006, the Reserve Bank of India issued guidelines on the financial regulation of systemically important non-banking financial companies and banks' relationship with them with a view to remove the possibility of regulatory arbitrage leading to an uneven playing field and potential systemic risk. Within non-deposit taking non-banking financial companies, the guidelines classify those with an asset size above Rs. 1.00 billion (US$ 23.2 million) as per the last audited balance sheet as systemically important. These non-banking financial companies are required to maintain a minimum capital to risk weighted assets ratio of 10.0%, in addition to conforming with single and group exposure norms. The guidelines restrict banks' holding in a deposit taking non-banking financial company, excluding housing finance companies, to 10.0% of the paid up equity capital of the entity. The total exposure to a single non-banking financial company has been limited to 10.0% of the bank's capital funds while exposure to a non-banking asset finance company has been restricted to 15.0% of the bank's capital funds. The limit may be increased to 15.0% and 20.0% respectively provided that the excess exposure is on account of funds lent by the non-banking finance company to infrastructure sectors.

Regulations relating to Investments and Capital Market Exposure Limits

Pursuant to the Reserve Bank of India guidelines, a bank’s exposure to capital markets by way of investments in shares, convertible debentures, units of equity oriented mutual funds and loans to brokers, should not exceed 40% of its net worth on a standalone and consolidated basis. Within this limit direct investments in shares, convertible bonds/ debentures, units of equity oriented mutual funds and all exposures to venture capital funds have been restricted to 20.0% of their net worth.

In November 2003, the Reserve Bank of India issued guidelines on investments by banks in non-Statutory Liquidity Ratio securities issued by companies, banks, financial institutions, central and state government sponsored institutions and special purpose vehicles. These guidelines apply to primary market subscriptions and secondary market purchases. Pursuant to these guidelines, banks are prohibited from investing in non-Statutory Liquidity Ratio securities with an original maturity of less than one year, other than commercial paper and certificates of deposits. Banks are also prohibited from investing in unrated securities. A bank’s investment in unlisted non-Statutory Liquidity Ratio securities may not exceed 10.0% of its total investment in non-Statutory Liquidity Ratio securities as at the end of the preceding fiscal year with a sub-ceiling of 5.0% for investments in bonds of public sector undertakings. These guidelines do not apply to investments in security receipts issued by securitization or reconstruction companies registered with the Reserve Bank of India and asset backed securities and mortgage backed securities with a minimum investment grade credit rating. These guidelines were effective April 1, 2004, with provision for compliance in a phased manner by January 1, 2005.

The Reserve Bank of India requires that the investment by a bank in subordinated debt instruments, representing Tier II capital, issued by other banks and financial institutions should not exceed 10.0% of the investing bank’s capital including Tier II capital and free reserves. In July 2004, the Reserve Bank of India imposed a ceiling of 10.0% of capital funds (Tier I plus Tier II capital) on investments by banks and financial institutions in equity shares, preference shares eligible for capital status, subordinated debt instruments, hybrid debt capital instruments and any other instrument approved as in the nature of capital, issued by other banks and financial institutions. Investments in the instruments which are not deducted from Tier I capital of the investing bank or financial institution, are subject to a 100.0% risk weight for credit risk for capital adequacy purposes. The risk weight for credit risk exposure in capital markets has been increased to 125.0% from 100.0% in July 2005. Further, banks and financial institutions cannot acquire any fresh stake in a bank’s equity shares, if by such acquisition, the investing bank’s or financial institution’s holding exceeds 5.0% of the investee bank’s equity capital. Banks with investments in excess of the prescribed limits were required to apply to the Reserve Bank of India with a roadmap for reduction of the exposure.

Consolidated Supervision Guidelines

In fiscal 2003, the Reserve Bank of India issued guidelines for consolidated accounting and consolidated supervision for banks. These guidelines became effective April 1, 2003. The principal features of these guidelines are:

Consolidated Financial Statements:    Banks are required to prepare consolidated financial statements intended for public disclosure.

Consolidated Prudential Returns:    Banks are required to submit to the Reserve Bank of India, consolidated prudential returns reporting their compliance with various prudential norms on a consolidated basis, excluding insurance subsidiaries. Compliance on a consolidated basis is required in respect of the following main prudential norms:

•	Single borrower exposure limit of 15.0% of capital funds (20.0% of capital funds provided the additional exposure of up to 5.0% is for the purpose of financing infrastructure projects);

•	Borrower group exposure limit of 40.0% of capital funds (50.0% of capital funds provided the additional exposure of up to 10.0% is for the purpose of financing infrastructure projects);

•	Deduction from Tier I capital of the bank, of any shortfall in capital adequacy of a subsidiary for which capital adequacy norms are specified; and

•
Consolidated capital market exposure limit of 40.0% of consolidated net worth with a direct investment limit of 20.0% of consolidated net worth (applicable from fiscal 2008). Till year-end fiscal 2007 the capital market exposure limit was limited to 2.0% of consolidated total assets and 10.0% of consolidated net worth.

At year-end fiscal 2007, we were in compliance with these guidelines, except for the consolidated capital market exposure limits. We had submitted to the Reserve Bank of India that the limit of 2.0% of consolidated total assets and 10.0% of consolidated net worth (that was applicable till year-end fiscal 2007) effectively reduces the standalone capital market exposure limit to 5.0% of advances and 20.0% of net worth. Effective April 1, 2007, the Reserve Bank of India has revised norms for capital market exposure. As per the new guidelines, consolidated capital market exposure by way of investment in shares, convertible debentures, and units of equity oriented mutual funds and loans to brokers should not exceed 40.0% of consolidated net worth. Within this limit direct investment in shares, convertible bonds/debentures, units of equity oriented mutual funds and all exposures to ventures capital funds have been restricted to 20.0% of consolidated net worth. See also “—Credit Exposure Limits”.

In June 2004, the Reserve Bank of India published the report of a working group on monitoring of financial conglomerates, which proposed the following framework:

•	identification of financial conglomerates that would be subjected to focused regulatory oversight;

•	monitoring intra-group transactions and exposures and large exposures of the group to outside counter parties;

•	identifying a designated entity within each group that would collate data in respect of all other group entities and furnish the same to its regulator; and

•	formalizing a mechanism for inter-regulatory exchange of information.

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

Banks’ Investment Classification and Valuation Norms

The key features of the Reserve Bank of India guidelines on categorization and valuation of banks’ investment portfolio are given below.

•
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

•
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

•
Profit on the sale of investments in the held to maturity category, net of tax and statutory reserve, is appropriated to the capital reserve account after being taken in the income statement. Loss on any sale is recognized in the income statement.

•
The market price of the security available from the stock exchange, the price of securities in subsidiary general ledger transactions, the Reserve Bank of India price list or prices declared by Primary Dealers Association of India jointly with the Fixed Income Money Market and Derivatives Association of India serves as the “market value” for investments in available for sale and held for trading securities.

•
Investments under the held for trading category should be sold within 90 days; in the event of inability to sell due to adverse factors including tight liquidity, extreme volatility or a unidirectional movement in the market, the unsold securities should be shifted to the available for sale category.

•	Profit or loss on the sale of investments in both held for trading and available for sale categories is taken in the income statement.

•
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

In September 2004, the Reserve Bank of India announced that it would set up an internal group to review the investment classification guidelines to align them with international practices and the current state of risk management practices in India, taking into account the unique requirement applicable to banks in India of maintenance of a statutory liquidity ratio equal to 25.0% of their demand and time liabilities. In the meanwhile, the Reserve Bank of India has permitted banks to exceed the limit of 25.0% of investments for the held to maturity category provided the excess comprises only statutory liquidity ratio investments and the aggregate of such investments in the held to maturity category do not exceed 25.0% of the demand and time liabilities. The Reserve Bank of India permitted banks to transfer additional securities to the held to maturity category as a one time measure, in addition to the transfer permitted under the earlier guidelines. The transfer had to be done at the lower of acquisition cost, book value or market value on the date of transfer and the depreciation needed to be fully provided for.

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

The Reserve Bank of India has issued draft revised guidelines on investment classification, valuation and accounting which have not yet been finalized.

Limit on Transactions through Individual Brokers

Guidelines issued by the Reserve Bank of India require banks to empanel brokers for transactions in securities. These guidelines also require that a disproportionate part of the bank’s business should not be transacted only through one broker or a few brokers. The Reserve Bank of India specifies that not more than 5.0% of the total transactions through empanelled brokers can be transacted through one broker. If for any reason this limit is breached, the Reserve Bank of India has stipulated that the board of directors of the bank concerned should ratify such action.

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

In February 2006, the Reserve Bank of India introduced intra-day short selling in central government securities as a measure to develop the central government securities market. In its Annual Policy Statement for fiscal 2007, the Reserve Bank of India proposed to introduce a ‘when issued’ market in government securities in order to further strengthen the debt management framework. In January 2007 the Reserve Bank of India permitted Scheduled Commercial Banks and Primary Dealers (PDs) to undertake short sale of central government dated securities, subject to the short position being covered within a maximum period of 5 trading days, including the day of trade. The short positions shall have to be covered only by outright purchase of an equivalent amount of the same security.

 Subsidiaries and Other Financial Sector Investments

ICICI Bank needs the prior permission of the Reserve Bank of India to incorporate a subsidiary. ICICI Bank is required to maintain an “arms’ length” relationship with its subsidiaries and with mutual funds sponsored by it in regard to business parameters such as not taking undue advantage in borrowing/ lending funds,  transferring/ selling/ buying of securities at rates other than market rates, giving special consideration for securities transactions, in supporting/financing the subsidiary or financing its clients through them when ICICI Bank is not able or not permitted to do so itself. ICICI Bank has to observe the prudential norms stipulated by the Reserve Bank of India, from time to time, in respect of its underwriting commitments. Pursuant to such prudential norms, ICICI Bank’s underwriting or the underwriting commitment of its subsidiaries under any single obligation shall not exceed 15.0% of an issue. ICICI Bank also needs the prior specific approval of the Reserve Bank of India to participate in the equity of financial services ventures including stock exchanges and depositories notwithstanding the fact that such investments may be within the ceiling (the lower of 30.0% of the paid-up capital of the investee company and 30.0% of the investing bank’s own paid up capital and reserves) prescribed under Section 19(2) of the Banking Regulation Act. ICICI Bank’s investment in a subsidiary company, financial services company, financial institution and stock and other exchanges cannot exceed 10.0% of its paid-up capital and reserves and the Bank’s aggregate investments in all such companies, financial institutions, stock and other exchanges put together cannot exceed 20.0% of its paid-up capital and reserves. In August 2006, the Reserve Bank of India issued guidelines which included banks’ investments in venture capital funds in this limit. Subsequently the Reserve Bank of India has clarified that investments in overseas banking subsidiaries may be excluded from this limit.

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

Starting April 1998, the Reserve Bank of India has permitted banks the flexibility to offer varying rates of interests on domestic deposits of the same maturity subject to the following conditions:

•	Time deposits are of Rs.1.5 million (US$ 34,803) and above; and

•	Interest on deposits is paid in accordance with the schedule of interest rates disclosed in advance by the bank and not pursuant to negotiation between the depositor and the bank.

ICICI Bank stipulates a minimum balance of Rs. 10,000 (US$ 232) for a non-resident rupee savings deposit. Till year-end fiscal 2007, interest rates on non-resident rupee term deposits of one to three years maturity were not permitted to exceed the LIBOR/SWAP rate plus 50 basis points for US dollar of corresponding maturity.  Similarly interest rates on non-resident rupee savings deposits were not permitted to exceed the LIBOR/SWAP rate plus 50 basis points for six months maturity on US dollar deposits and are fixed quarterly on the basis of the LIBOR/SWAP rate of US dollar on the last working day of the preceding quarter. In the Annual Policy Statement for fiscal 2008 the Reserve Bank of India reduced the interest rates on non-resident foreign currency savings deposits by 50 basis points to LIBOR/SWAP minus 75 basis points and reduced the interest rate on non-resident rupee term deposits of one to three years by 50 basis points to the LIBOR/SWAP rate. The interest rate on non-resident savings deposits is at the rate applicable to domestic savings deposits.

Regulations relating to Knowing the Customer and Anti-Money Laundering

The Reserve Bank of India issued a notification in November 2004 prescribing guidelines for Know Your Customer and anti money laundering procedures. Banks are required to have a customer acceptance policy laying down explicit criteria for acceptance of customers and defining risk parameters. A profile of the customers should be prepared based on risk categorization. Banks have been advised to apply enhanced due diligence for high-risk customers. The guidelines provide that banks should undertake customer identification procedures while establishing a banking relationship or carrying out a financial transaction or when the bank has a doubt about the authenticity or the adequacy of the previously obtained customer identification data. Banks need to obtain sufficient information necessary to establish the identity of each new customer and the purpose of the intended banking relationship. The guidelines also provide that banks should monitor transactions depending on the account’s risk sensitivity. In February 2006, the Reserve Bank of India issued guidelines on the obligations of banks under the Prevention of Money Laundering Act, 2002. The Reserve Bank of India also issued anti money laundering guidelines to other entities such as non-bank finance companies and authorized money changers.

In August 2005, the Reserve Bank of India has simplified the KYC procedure for opening accounts for those persons who intend to keep balances not exceeding Rs. 50,000 (US$ 1,160) in all their accounts taken together and the total credit in all the accounts taken together is not expected to exceed Rs. 100,000 (US$ 2,320) in a year in order to ensure that the implementation of the KYC guidelines do not result in the denial of the banking services to those who are financially or socially disadvantaged.

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

157

Regulations on Asset Liability Management

At present, the Reserve Bank of India’s regulations for asset liability management require banks to draw up asset-liability gap statements separately for rupee and for four major foreign currencies. These gap statements are prepared by scheduling all assets and liabilities according to the stated and anticipated re-pricing date, or maturity date. These statements have to be submitted to the Reserve Bank of India on a quarterly basis. The Reserve Bank of India has advised banks to actively monitor the difference in the amount of assets and liabilities maturing or being re-priced in a particular period and place internal prudential limits on the gaps in each time period, as a risk control mechanism. Additionally, the Reserve Bank of India has asked banks to manage their asset-liability structure such that the negative liquidity gap in the 1-14 day and 15–28 day time periods does not exceed 20.0% of cash outflows in these time periods. This 20.0% limit on negative gaps was made mandatory with effect from April 1, 2000. In respect of other time periods, up to one year, the Reserve Bank of India has directed banks to lay down internal norms in respect of negative liquidity gaps. In April 2006, the Reserve Bank of India issued draft guidelines on improvements to banks’ asset liability management framework.

In March 2007, the Reserve Bank of India issued guidelines regarding prudential limits for interbank liabilities. Interbank liabilities of a bank cannot exceed 200.0% of its net worth as on the last day of the previous fiscal year. Individual banks have been permitted, with the approval of their boards of directors, to fix a lower limit for their inter-bank liabilities, keeping in view their business model. However banks whose capital to risk assets ratio is at least 25% more than the minimum capital to risk assets ratio (currently 9%) i.e. 11.25% as on the last day of the previous fiscal year are allowed a higher limit with respect to inter-bank liability of upto 300.0% of their net worth. It may be noted that the limits prescribed above would include only fund based inter-bank liabilities within India (including inter-bank liabilities in foreign currency to banks operating within India) and inter-bank liabilities outside India are excluded. The Reserve Bank of India’s guidelines also stipulate that existing limits on call-money borrowing shall form a sub-limit of the above-mentioned limit.

Foreign Currency Dealership

The Reserve Bank of India has granted ICICI Bank a full-fledged authorized dealers’ license to deal in foreign exchange through its designated branches. Under this license, ICICI Bank has been granted permission to:

•	engage in foreign exchange transactions in all currencies;

•	open and maintain foreign currency accounts abroad;

•	raise foreign currency and rupee denominated deposits from non resident Indians;

•	grant foreign currency loans to on-shore and off-shore corporations;

•	open documentary credits;

•	grant import and export loans;

•	handle collection of bills, funds transfer services;

•	issue guarantees; and

•	enter into derivative transactions and risk management activities that are incidental to its normal functions authorized under its organizational documents.

Further, ICICI Bank has been permitted to hedge foreign currency loan exposures of Indian corporations in the form of interest rate swaps, currency swaps and forward rate agreements, subject to certain conditions. In the Annual Policy statement for fiscal 2008 the Reserve Bank of India permitted banks and primary dealers to begin transactions in single-entity credit default swaps and has issued draft guidelines regarding these transactions. Further in April 2007 the Reserve Bank of India published comprehensive guidelines on derivatives.

ICICI Bank’s foreign exchange operations are subject to the guidelines specified by the Reserve Bank of India in the exchange control manual. As an authorized dealer, ICICI Bank is required to enroll as a member of the Foreign Exchange Dealers Association of India, which prescribes the rules relating to foreign exchange business in India.

Authorized dealers, like ICICI Bank, are required to determine their limits on open positions and maturity gaps in accordance with the Reserve Bank of India’s guidelines and these limits are approved by the Reserve Bank of India.

Ownership Restrictions

The government of India regulates foreign ownership in Indian banks. The total foreign ownership in a private sector bank, like ICICI Bank, cannot exceed 74.0% of the paid-up capital and shares held by foreign institutional investors under portfolio investment schemes through stock exchanges cannot exceed 49.0% of the paid-up capital.

The Reserve Bank of India’s acknowledgement is required for the acquisition or transfer of a bank’s shares which will take the aggregate holding (both direct and indirect, beneficial or otherwise) of an individual or a group to the equivalent of 5.0% or more of its total paid up capital. The Reserve Bank of India, while granting acknowledgement, may take into account all matters that it considers relevant to the application, including ensuring that shareholders whose aggregate holdings are above specified thresholds meet fitness and propriety tests. In determining whether the acquirer or transferee is fit and proper to be a shareholder, the Reserve Bank of India may take into account various factors including, but not limited to, the acquirer or transferee’s integrity, reputation and track record in financial matters and compliance with tax laws, proceedings of a serious disciplinary or criminal nature against the acquirer or transferee and the source of funds for the investment.

While granting acknowledgement for acquisition or transfer of shares that takes the acquirer’s shareholding to 10.0% or more and up to 30.0% of a private sector bank’s paid-up capital, the Reserve Bank of India may consider additional factors, including but not limited to:

•	the source and stability of funds for the acquisition and ability to access financial markets as a source of continuing financial support for the bank,

•	the business record and experience of the applicant including any experience of acquisition of companies,

•	the extent to which the acquirer’s corporate structure is in consonance with effective supervision and regulation of its operations; and

•
in case the applicant is a financial entity, whether the applicant is a widely held entity, publicly listed and a well established regulated financial entity in good standing in the financial community.

While granting acknowledgment for acquisition or transfer of shares that takes the acquirer’s shareholding to 30.0% or more of a private sector bank’s paid-up capital, the Reserve Bank of India may consider additional factors, including but not limited to, whether or not the acquisition is in the public interest, and shareholder agreements and their impact on the control and management of the bank’s operations.

In February 2005, the Reserve Bank of India issued guidelines on ownership and governance in private sector banks. The key provisions of the guidelines on ownership are:

•
No single entity or group of related entities would be permitted to directly or indirectly hold or control more than 10.0% of the paid up equity capital of a private sector bank and any higher level of acquisition would require the Reserve Bank of India’s prior approval;

•
In respect of corporate shareholders, the objective will be to ensure that no entity or group of related entities has a shareholding in excess of 10.0% in the corporate shareholder. In case of shareholders that are financial entities, the objective will be to ensure that it is widely held, publicly listed and well regulated;

•	The Reserve Bank of India may permit a higher level of shareholding in case of restructuring of problem banks or weak banks or in the interest of consolidation in the banking industry;

•	Banks would be responsible for compliance with the “fit and proper” criteria for shareholders on an ongoing basis; and

•	Banks where shareholders holdings are in excess of the prescribed limit would have to indicate a plan for compliance.

The Reserve Bank of India has recently announced guidelines stating that these regulations would also apply in the event an existing shareholder’s shareholding exceed the specified limit as a result of a rights issue of shares where other shareholders do not subscribe to the issue.

 A legislation has been introduced in the Parliament to amend the Banking Regulation Act making the prior approval of the Reserve Bank of India mandatory for the acquisition of more than 5.0% of a banking company’s paid up capital or voting rights by any individual or firm or group.

Restrictions on Payment of Dividends

In May 2005, the Reserve Bank of India issued guidelines stating that a bank may declare dividends only if all of the following conditions are met:

•	Capital adequacy ratio is at least 9.0% for the preceding two completed years and the accounting year for which the bank proposes to declare a dividend.

•	Net non-performing asset ratio is less than 7.0%.

•
The bank is in compliance with the prevailing regulations and guidelines issued by the Reserve Bank of India, including the creation of adequate provision for the impairment of assets, staff retirement benefits, transfer of profits to statutory reserves, etc.

•	The proposed dividend will be paid out of the current year’s profit.

•	The Reserve Bank of India has not placed any explicit restrictions on the bank for declaration of dividends.

•
The bank is in compliance with sections 15 and 17 of the Banking Regulation Act that require banks to completely write off capitalized expenses and transfer 20.0% of the disclosed yearly profit to a reserve account before declaring a dividend.

In case a bank does not meet the capital adequacy norms for two consecutive years, but has a capital adequacy ratio of at least 9.0% for the accounting year for which it proposes to declare a dividend, it would be eligible to do so if its net non-performing asset ratio is less than 5.0%.

Banks that are eligible to declare dividends under the above rules can do so subject to the following:

•
The dividend payout ratio (calculated as a percentage of dividend payable in a year to net profit during the year) must not exceed 40.0%. The maximum permissible dividend payout ratio would vary from bank to bank, depending on the capital adequacy ratio in each of the last three years and the net non-performing asset ratio.

•	In case the profit for the relevant period includes any extraordinary income, the payout ratio must be calculated after excluding that income for compliance with the prudential payout ratio.

•
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

Regulations on Mergers of Private Sector Banks and Banks and Non-banking Finance Companies

In May 2005, the Reserve Bank of India issued guidelines on mergers between private sector banks and between banks and non-banking finance companies. The guidelines particularly emphasize the examination of the rationale for amalgamation, the systemic benefits arising from it and the advantages accruing to the merged entity. With respect to a merger between two private sector banks, the guidelines require the draft scheme of amalgamation to be approved by the shareholders of both banks with a two-thirds majority after approval by the boards of directors of the two banks concerned. The draft scheme should also consider the impact of amalgamation on the valuation, profitability and capital adequacy ratio of the amalgamating bank and verify that the reconstituted board conforms to the Reserve Bank of India norms. The approved scheme needs to be submitted to the Reserve Bank of India for valuation and sanction in accordance with the Banking Regulation Act, along with other documentation such as the draft document of proposed merger, copies of all relevant notices and certificates, swap ratio, share prices, etc. With respect to a merger of a bank and a non-banking company, the guidelines specify that the non-banking finance company has to comply with Know Your Customer norms for all accounts and all relevant norms issued by the Reserve Bank of India and the Securities and Exchange Board of India. The non-banking finance company should also conform to insider trading norms issued by the Securities and Exchange Board of India, whether it is listed or not, in order to regulate the promoter’s trading of shares before and after the amalgamation discussion period.

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

Deposit Insurance

Demand and time deposits of up to Rs. 100,000 (US$ 2,320) accepted by Indian banks have to be mandatorily insured with the Deposit Insurance and Credit Guarantee Corporation, a wholly-owned subsidiary of the Reserve Bank of India. Banks are required to pay the insurance premium for the eligible amount to the Deposit Insurance and Credit Guarantee Corporation on a semi-annual basis. The cost of the insurance premium cannot be passed on to the customer.

Statutes Governing Foreign Exchange and Cross-Border Business Transactions

Foreign exchange and cross border transactions undertaken by banks are subject to the provisions of the Foreign Exchange Management Act. We monitor transactions of customers based on pre-defined rules using a risk-based approach. The transaction monitoring system envisages identification of unusual transactions, undertaking due diligence on such transactions and, if confirmed as suspicious, reporting to the financial intelligence unit of the respective jurisdiction. Our transaction monitoring system is periodically reviewed and is being supplemented with appropriate anti-money laundering software technology solutions.

The Reserve Bank of India issued guidelines on External Commercial Borrowings via its Master Circular in July 2005, which stated that no financial intermediary, including banks, will be permitted to raise such borrowings or provide guarantees in favor of overseas lenders for such borrowings. Eligible borrowers may raise such borrowings to finance the import of equipment and to meet foreign exchange needs of infrastructure projects. In a guideline dated August 1, 2005 the Reserve Bank of India announced that external commercial borrowing proceeds can be utilized for overseas direct investment in joint ventures/wholly owned subsidiaries subject to the existing guidelines on Indian Direct Investment in joint ventures/wholly owned subsidiaries abroad. Further utilization of external commercial borrowing proceeds is not permitted for lending, capital market investments or acquisitions in India or real estate investments (including integrated townships). In May 2007 the Reserve Bank of India decided to reduce the all-in-cost ceilings for External Commercial Borrowings from LIBOR plus 350 basis points to LIBOR plus 250 basis points (for External Commercial Borrowings with an average maturity period of over five years).

In March 2006, in view of enhanced stability in India’s external and financial sectors and increased integration of the financial sector in the global economy, the Reserve Bank of India constituted a Committee to set out a roadmap towards fuller capital account convertibility. The Committee has submitted its report in July 2006.

In October 2006, the Reserve Bank of India proposed to allow banks to borrow funds from their overseas branches and correspondent banks (including borrowings for financing export credit, External Commercial Borrowings and overdrafts from their Head Office/Nostro account) up to a limit of 50.0% of unimpaired Tier I capital or US$ 10.0 million, whichever is higher, as against the earlier overall limit of 25.0% (excluding borrowings for financing export credit). However, short-term borrowings up to a period of one year or less should not exceed 20.0% of unimpaired Tier I capital within the overall limit of 50.0%. Capital funds raised by issue of innovative perpetual debt instruments and other overseas borrowings with the specific approval of the Reserve Bank would continue to be outside the limit of 50.0%. In April 2007 the Reserve Bank of India issued a circular deferring the implementation of the above guidelines till further notice.

Legal Reserve Requirements

Cash Reserve Ratio

A bank is required to maintain a specified percentage of its net demand and time liabilities, excluding inter-bank deposits, by way of cash reserve with itself and by way of balance in current account with the Reserve Bank of India. Following the enactment of the Reserve Bank of India (Amendment) Bill 2006, the floor and ceiling rates (earlier 3.0% and 20.0% respectively) on the cash reserve ratio were removed.

The following liabilities are excluded from the calculation of the demand and time liabilities to determine the cash reserve ratio:

•	inter-bank liabilities;

•	liabilities to primary dealers;

•	refinancing from the Reserve Bank of India and other institutions permitted to offer refinancing to banks; and

•	perpetual debt qualifying for lower Tier I capital treatment.

The cash reserve ratio is 6.5% effective April 28, 2007. Further, effective April 13, 2007 the Reserve Bank of India does not pay any interest on cash reserve ratio balances.

The cash reserve ratio has to be maintained on an average basis for a fortnightly period and should not be below 70.0% of the required cash reserve ratio on any day of the fortnight.

Statutory Liquidity Ratio

In addition to the cash reserve ratio, a bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities. The percentage of this liquidity ratio is fixed by the Reserve Bank of India from time to time, and it can be a minimum of 25.0% and a maximum of 40.0% pursuant to section 24 of the Banking Regulation Act. At present, the Reserve Bank of India requires banking companies to maintain a liquidity ratio of 25.0%. The Banking Regulation (Amendment) Bill, 2005 introduced in the Indian Parliament proposes to amend section 24 of the Banking Regulation Act to remove the minimum Statutory Liquidity Ratio stipulation, thereby giving the Reserve Bank of India the freedom to fix the Statutory Liquidity Ratio below this level. See also “ Overview of the Indian Financial Sector—Recent Structural Reforms—Proposed Amendments to the Banking Regulation Act.

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

Payment of Dividend

Pursuant to the provisions of the Banking Regulation Act, a bank can pay dividends on its shares only after all its capitalized expenses (including preliminary expenses, share selling commission, brokerage, amounts of losses and any other item of expenditure not represented by tangible assets) have been completely written off. The Indian government may exempt banks from this provision by issuing a notification on the recommendation of the Reserve Bank of India. ICICI Bank has been exempted from this provision in respect of expenses relating to the Early Retirement Option offered by ICICI Bank in fiscal 2004. ICICI Bank has obtained permission from the Reserve Bank of India to write off these expenses over a five-year period in our Indian GAAP accounts. Further, the payment of the dividend by banks is subject to the eligibility criteria specified by the Reserve Bank of India from time to time.

Restriction on Share Capital and Voting Rights

Banks can issue only ordinary shares. The Banking Regulation Act currently specifies that no shareholder in a banking company can exercise voting rights on poll in excess of 10.0% of total voting rights of all the shareholders of the banking company.

Only banks incorporated before January 15, 1937 can issue preference shares. Prior to the amalgamation, ICICI had preference share capital of Rs. 3.5 billion (US$ 81.2 million) redeemable in 2018. The government of India, on the recommendation of the Reserve Bank of India, had granted an exemption to ICICI Bank which allows the inclusion of preference capital in the capital structure of ICICI Bank for a period of five years. ICICI Bank has sought extension of this exemption.

 A legislation has been introduced in the Indian parliament to amend the Banking Regulation Act to remove the limit of 10.0% on the maximum voting power exercisable by an shareholder in a banking company and  allow banks to issue redeemable and non-redeemable preference shares. See also “Overview of the Indian Financial Sector—Recent Structural Reforms—Proposed Amendments to the Banking Regulation Act”.

Restrictions on Investments in a Single Company

No bank may hold shares, as a pledgee, mortgagee or absolute owner in any company other than a subsidiary, exceeding 30.0% of the paid up share capital of that company or 30.0% of its own paid up share capital and reserves, whichever is less.

Regulatory Reporting and Examination Procedures

The Reserve Bank of India is empowered under the Banking Regulation Act to inspect a bank. The Reserve Bank of India monitors prudential parameters at quarterly intervals. To this end and to enable off-site monitoring and surveillance by the Reserve Bank of India, banks are required to report to the Reserve Bank of India on aspects such as:

•	assets, liabilities and off-balance sheet exposures;

•	the risk weighting of these exposures, the capital base and the capital adequacy ratio;

•	the unaudited operating results for each quarter;

•	asset quality;

•	concentration of exposures;

•	connected and related lending and the profile of ownership, control and management; and

•	other prudential parameters.

The Reserve Bank of India also conducts periodical on-site inspections on matters relating to the bank’s portfolio, risk management systems, internal controls, credit allocation and regulatory compliance, at intervals ranging from one to three years. ICICI Bank has been and, at present is, subject to the on-site inspection by the Reserve Bank of India at yearly intervals. The inspection report, along with the report on actions taken by ICICI Bank, has to be placed before our Board of Directors. On approval by our Board of Directors, we are required to submit the report on actions taken by ICICI Bank to the Reserve Bank of India. The Reserve Bank of India also discusses the report with the management team including the Managing Director & CEO.

The Reserve Bank of India also conducts on-site supervision of selected branches with respect to their general operations and foreign exchange related transactions.

Appointment and Remuneration of the Chairman, Managing Director and Other Directors

ICICI Bank is required to obtain prior approval of the Reserve Bank of India before it appoints its chairman and managing director and any other wholetime directors and fixes their remuneration. The Reserve Bank of India is empowered to remove an appointee to the posts of chairman, managing director and wholetime directors on the grounds of public interest, interest of depositors or to ensure the proper management of ICICI bank. Further, the Reserve Bank of India may order meetings of our Board of Directors to discuss any matter in relation to ICICI Bank, appoint observers to such meetings and in general may make such changes to the management as it may deem necessary and may also order the convening of a general meeting of its shareholders to elect new directors. ICICI Bank cannot appoint as a director any person who is a director of another banking company. In July 2004, the Reserve Bank of India issued guidelines on ‘fit and proper’ criteria for directors of banks.

Penalties

The Reserve Bank of India may impose penalties on banks and its employees in case of infringement of regulations under the Banking Regulation Act. The penalty may be a fixed amount or may be related to the amount involved in any contravention of the regulations. The penalty may also include imprisonment. A press release has been issued by the Reserve Bank of India giving details of the circumstances under which the penalty is imposed on the bank along with the communication on the imposition of the penalty in public domain. The banks are also required to disclose the penalty in their annual report.

Assets to be Maintained in India

Every bank is required to ensure that its assets in India (including import-export bills drawn in India and Reserve Bank of India approved securities, even if the bills and the securities are held outside India) are not less than 75.0% of its demand and time liabilities in India.

Restriction on Creation of Floating Charge

Prior approval of the Reserve Bank of India is required for creating floating charge on ICICI Bank’s undertaking or property. Currently, all ICICI Bank borrowings including bonds are unsecured.

Maintenance of Records

ICICI Bank is required to maintain books, records and registers. The Banking Regulation Act specifically requires banks to maintain books and records in a particular manner and file the same with the Registrar of Companies on a periodic basis. The provisions for production of documents and availability of records for inspection by shareholders as stipulated under the Companies Act and the rules thereunder would apply to ICICI Bank as in the case of any company. The Know Your Customer Guidelines framed by the Reserve Bank of India also provide for certain records to be maintained for a minimum period of five years. As per the Prevention of Money Laundering Act records are to be preserved for 10 years from the cessation of a relationship between a customer and a bank.

Secrecy Obligations

ICICI Bank’s obligations relating to maintaining secrecy arise out of common law principles governing its relationship with its customers. ICICI Bank cannot disclose any information to third parties except under clearly defined circumstances. The following are the exceptions to this general rule:

•	where disclosure is required to be made under any law;

•	where there is an obligation to disclose to the public;

•	where ICICI Bank need to disclose information in its interest; and

•	where disclosure is made with the express or implied consent of the customer.

ICICI Bank is also required to disclose information if ordered to do so by a court. The Reserve Bank of India may, in the public interest, publish the information obtained from the bank. Under the provisions of the Banker’s Books Evidence Act, a copy of any entry in a bankers’ book, such as ledgers, day books, cash books and account books certified by an officer of the bank may be treated as prima facie evidence of the transaction in any legal proceedings.

Regulations governing Offshore Banking Units

The government and the Reserve Bank of India have permitted banks to set up Offshore Banking Units in Special Economic Zones, which are specially delineated duty free enclaves deemed to be foreign territory for the purpose of trade operations, duties and tariffs. ICICI Bank has an Offshore Banking Unit located in the Santacruz Electronic Exports Promotion Zone, Mumbai. The key regulations applicable to offshore bank units include, but are not limited to, the following:

•	No separate assigned capital is required. However, the parent bank is required to provide a minimum of US$ 10 million to its offshore banking unit.

•	Offshore Banking Units are exempt from cash reserve ratio requirements.

•	The Reserve Bank of India may exempt a bank’s offshore banking unit from statutory liquidity ratio requirements on specific application by the bank.

•
An offshore banking unit may not enter into any transactions in foreign exchange with residents in India, unless such a person is eligible to enter into or undertake such transactions under the Foreign Exchange Management Act, 1999.

•	All prudential norms applicable to overseas branches of Indian banks apply to Offshore Banking Units.

•
Offshore banking units are required to adopt liquidity and interest rate risk management policies prescribed by the Reserve Bank of India in respect of overseas branches of Indian banks as well as within the overall risk management and asset and liability management framework of the bank subject to monitoring by the bank’s Board of Directors at prescribed intervals. Further, the bank’s board would be required to set comprehensive overnight limits for each currency for these branches, which would be separate from the open position limit of the parent bank.

•	Offshore banking units may raise funds in convertible foreign currency as deposits and borrowings from non-residents including non-resident Indians but excluding overseas corporate bodies.

•	Offshore banking units may operate and maintain balance sheets only in foreign currency.

•	The loans and advances of Offshore Banking Units would not be reckoned as net bank credit for computing priority sector lending obligations.

    The Special Economic Zone Act 2005 permitted Offshore Banking Units to additionally undertake the following activities:

•	Lend outside India and take part in international syndications/consortiums at par with foreign offices.

•	Invest in foreign currency denominated debt of Indian units.

•	Extend facilities to subsidiaries/units of Indian entities, located outside India.

Regulations and Guidelines of the Securities and Exchange Board of India

The Securities and Exchange Board of India was established to protect the interests of public investors in securities and to promote the development of, and to regulate, the Indian securities market. ICICI Bank and its subsidiaries and affiliates are subject to the Securities and Exchange Board of India regulations for public capital issuances, as well as underwriting, custodial, depositary participant, investment banking, registrar and transfer agents, brokering, asset management and debenture trusteeship activities. These regulations provide for its registration with the Securities and Exchange Board of India for each of these activities, functions and responsibilities. ICICI Bank and its subsidiaries are required to adhere to codes of conduct applicable for these activities.

Special Status of Banks in India

The special status of banks is recognized under various statutes including the Sick Industrial Companies Act, 1985, Recovery of Debts Due to Banks and Financial Institutions Act, 1993, and the Securitization Act. As a bank, ICICI Bank is entitled to certain benefits under various statutes including the following:

•
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

•
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

•
The Securitization Act focuses on improving the rights of banks and financial institutions and other specified secured creditors as well as asset reconstruction companies by providing that such secured creditors can take over management control of a borrower company upon default and/or sell assets without the intervention of courts, in accordance with the provisions of the Securitization Act.

Income Tax Benefits

As a banking company, we are entitled to certain tax benefits under the Indian Income-tax Act including the following:

•
ICICI Bank is allowed a deduction of up to 40.0% of its taxable business income derived from the business of long-term financing (defined as loans and advances extended for a period of not less than five years) which is transferred to a special reserve, provided that the total amount of this reserve does not exceed two times the paid-up share capital and general reserves. ICICI Bank is entitled to this benefit because it is a financial corporation. Effective fiscal 1998, if a special reserve is created, it must be maintained and if it is utilized, it is treated as taxable income in the year in which it is utilized. In the union budget for fiscal 2008 the government has proposed to reduce the above mentioned deduction limit to 20.0% of ICICI Bank’s taxable business income.

•
ICICI Bank is entitled to a tax deduction on the provisioning towards bad and doubtful debts equal to 7.5% of its total business income, computed before making any deductions permitted pursuant to Chapter VIA of the Indian Income-tax Act, and to the extent of 10.0% of the aggregate average advances made by ICICI Bank’s rural branches computed in the manner prescribed. ICICI Bank has the option of claiming a deduction in excess of the specified limits, for an amount not exceeding the income derived from redemption of securities in accordance with the scheme framed by the central government.

•
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

•
Subject to application for and receipt of certain approvals, ICICI Bank is eligible to issue tax saving bonds approved in accordance with and subject to the provisions of the Indian Income-tax Act and is also eligible to issue zero coupon bonds in accordance with the applicable guidelines.

•
For income tax purposes, ICICI Bank’s bonds are prescribed modes of investing and depositing surplus money by charitable and religious trusts subject to and in accordance with the provisions contained therein.

Regulations governing Insurance Companies

ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company, the subsidiaries of ICICI Bank offering life insurance and non-life insurance respectively, are subject to the provisions of the Insurance Act, 1938 and the various regulations prescribed by the Insurance Regulatory and Development Authority. These regulations regulate and govern, among other things, registration as an insurance company, investment, solvency margin requirements, licensing of insurance agents, advertising, sale and distribution of insurance products and services and protection of policyholders’ interests. In May 2002, the Indian Parliament approved the Insurance (Amendment) Act 2002, which facilitates the appointment of corporate agents by insurance companies and prohibits intermediaries and brokers from operating as surrogate insurance agents. The Indian government, while presenting its budget for fiscal 2005, has proposed an increase in the limit on foreign equity participation in private sector insurance companies from 26.0% to 49.0%. However, this would require an amendment to the insurance laws and the foreign direct investment policy and has not yet been implemented.

Regulations governing International Operations

Our international operations are governed by regulations in the countries in which the Bank has a presence.

Overseas Banking Subsidiaries

Our wholly-owned subsidiary in the United Kingdom, ICICI Bank UK PLC is authorized and regulated by the Financial Services Authority (FSA), which granted our application under Part IV of the Financial Services and Markets Act, 2000. The UK subsidiary has established a branch in Antwerp, Belgium under the European Union Passporting arrangements and has also recently obtained necessary authorizations to open a branch in Frankfurt, Germany. Our wholly owned subsidiary in Canada, ICICI Bank Canada (a Schedule II Bank in Canada), is regulated by the Office of the Superintendent of Financial Institutions, which provided it with an Order to Commence and Carry On Business, on November 25, 2003. ICICI Bank Canada’s wholly owned subsidiary, ICICI Wealth Management Inc., is regulated by Ontario Securities Commission, which licensed it as a Limited Market Dealer, on March 2, 2007.  Our wholly-owned subsidiary in Russia, ICICI Bank Eurasia LLC, is regulated by the Central Bank of the Russian Federation.

Offshore Branches

In Singapore, we have an offshore branch, regulated by the Monetary Authority of Singapore. The Singapore branch is allowed to accept foreign currency deposits from Singapore non-bank-residents whose initial deposit is not less than US$ 100,000. The Singapore branch is currently engaged in corporate & institutional banking, private banking and treasury related activities. In Bahrain, we have an offshore branch, regulated by the Central Bank of Bahrain. The Bahrain branch is permitted to transact banking business with approved financial institutions within Bahrain, individuals or institutions outside Bahrain. It is also permitted to offer banking services to non-resident Indians in Bahrain. Our branch in Hong Kong is regulated by the Hong Kong Monetary Authority and is permitted to undertake banking business in that jurisdiction with certain restrictions. Our branch in Sri Lanka is regulated by the Central Bank of Sri Lanka. Our branch in the Dubai International Financial Centre (DIFC) is regulated by the DIFC Financial Services Authority and is licensed to engage in the arrangement of credit or investment and to provide advice on financial products and services. In addition we also have an Offshore Banking Unit located in the Santacruz Electronic Exports Promotion Zone, Mumbai. We have received approval from the Reserve Bank of India and the Qatar Financial Centre Regulatory Authority to establish a branch in the Qatar Financial Centre. The branch is expected to commence operations shortly.

Representative Offices

Our representative office in New York in the United States is licensed and regulated by the State of New York Banking Department and the Federal Reserve Board. Its representative office in Dubai, United Arab Emirates is regulated by the Central Bank of the United Arab Emirates. Our representative office in Shanghai, China is regulated by the China Banking Regulatory Commission. The representative office in Bangladesh is regulated by the Bangladesh Bank. Our representative office in South Africa is regulated by the South African Reserve Bank. Its representative office in Malaysia is regulated by Bank Negara Malaysia. Its representative office in Indonesia is regulated by Bank Indonesia. Bank of Thailand regulates the Bank’s representative office in Thailand.

EXCHANGE CONTROLS

Restrictions on Conversion of Rupees

There are restrictions on the conversion of rupees into dollars. Before February 29, 1992, the Reserve Bank of India determined the official value of the rupee in relation to a weighted basket of currencies of India’s major trading partners. In the February 1992 budget, a new dual exchange rate mechanism was introduced by allowing conversion of 60.0% of the foreign exchange received on trade or current account at a market-determined rate and the remaining 40.0% at the official rate. All importers were, however, required to buy foreign exchange at the market rate except for certain specified priority imports. In March 1993, the exchange rate was unified and allowed to float. In February 1994 and again in August 1994, the Reserve Bank of India announced relaxations in payment restrictions in case of a number of transactions. Since August 1994, the government of India has substantially complied with its obligations owed to the International Monetary Fund, under which India is committed to refrain from using exchange restrictions on current international transactions as an instrument in managing the balance of payments. Effective July 1995, the process of current account convertibility was advanced by relaxing restrictions on foreign exchange for various purposes, such as foreign travel and medical treatment.

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

The Foreign Exchange Management Act, 1999 regulates transactions involving foreign exchange and provides that certain transactions cannot be carried out without the general or special permission of the Reserve Bank of India. The Foreign Exchange Management Act, 1999 has substantially eased restrictions on current account transactions (with a few exceptions). However, the Reserve Bank of India continues to exercise control over capital account transactions (i.e., those which alter the assets or liabilities, including contingent liabilities, of persons). The Reserve Bank of India has issued regulations under the Foreign Exchange Management Act, 1999 to regulate the various kinds of capital account transactions, including certain aspects of the purchase and issuance of shares of Indian companies. The Reserve Bank of India has also permitted authorized dealers to freely allow remittances upto US $ 100,000 per calendar year for any permissible current or capital account transactions or a combination of both.

Restrictions on Sale of the Equity Shares underlying the ADSs and Repatriation of Sale Proceeds

ADSs issued by Indian companies to non-residents have free transferability outside India. Under current Indian regulations and practice, approval of the Reserve Bank of India is not required for the sale of equity shares underlying the ADSs by a non-resident of India to a resident of India if the sale has been executed on a recognized stock exchange in India through a registered broker at the prevailing market price. Approval of the Reserve Bank of India is not required for a sale of shares of a company other than a company in the financial services sector (banks, non-bank finance companies and insurance companies) and certain other specified sectors, even if the transfer is other than on a recognized stock exchange in India or through a registered broker, as long as conditions prescribed in the Reserve Bank of India’s guidelines are complied with. The same applies to a renunciation of rights to a resident of India. Foreign institutional investors registered with the Securities and Exchange Board of India are eligible to purchase shares of an Indian company under the Portfolio Investment Scheme. Certain limits are however prescribed by the Reserve Bank of India for investment through the Portfolio Investment Scheme. Approval of the Reserve Bank of India is not required for a sale of shares under the Portfolio Investment Scheme prescribed by the Reserve Bank of India provided the sale is made on a recognized stock exchange and through a registered stock broker.

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

After the announcement of India’s budget for fiscal 2002, the Reserve Bank of India issued certain notifications for the liberalization of the capital account. Pursuant to the notifications, in contrast to prior regulations, two-way fungibility in ADS/GDR issues of Indian companies was introduced, subject to sectoral caps, wherever applicable.

The Reserve Bank of India has issued a notification under the provisions of the Foreign Exchange Management Act, 1999 permitting a registered broker in India to purchase shares of any Indian company on behalf of a person resident outside India, for the purpose of converting the shares so purchased into ADSs provided that:

•  the shares are purchased on a recognized stock exchange;

•  the Indian company has issued ADSs;

•  the shares are purchased with the permission of the custodian of the ADSs of the concerned Indian company and are deposited with the custodian;

•      the number of shares so purchased shall not exceed the number of ADSs converted into underlying shares and shall be subject to sectoral caps as applicable; and

•      the non-resident investor, broker, custodian and the overseas depositary comply with the provisions of the Scheme for Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depositary Receipt Mechanism) Scheme, 1993 and the guidelines issued thereunder by the government of India from time to time.

On November 23, 2002, the government of India’s Ministry of Finance issued Operative Guidelines for Disinvestment of Shares by the Indian Companies in the Overseas Market through the Issue of ADSs. Under these guidelines, the shareholders may divest their holdings in the overseas market through the mechanism of a sponsored ADS issue by the Indian company. The holdings which may be divested are holdings in Indian companies which are listed either in India or on an overseas exchange. The divestment process is initiated when the Indian company whose shares are being offered for divestment in the overseas market sponsors an ADS issue against the block of existing shares offered by the shareholders under these guidelines. Such ADS issues against existing shares offered for divestment must also comply with the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeover) Regulations, 1997, if the ADSs are cancelled and the underlying shares are to be registered with the company. Such divestment would result in foreign equity investment and would also need to conform to the foreign direct investment sectoral policy. All mandatory approvals including those under the Companies Act, 1956 and the approval of the Foreign Investment Promotion Board for foreign equity induction through the offer of existing shares would have to be obtained.

The Reserve Bank of India has permitted Indian companies to retain abroad for any period, the funds raised through an issue of ADSs (except funds raised under a sponsored issue of ADSs), in order to meet their future foreign exchange requirement. Further, pending repatriation or utilization, the Indian company may invest the foreign currency funds raised in:

•      deposits or certificates of deposit or other products offered by banks who have been rated not less than AA(-) by Standard and Poor’s Ratings Service/Fitch IBCA or Aa3 by Moody’s Investors Service; and such rating not being less than the applicable rating stipulated by the Reserve Bank of India from time to time.

•  deposits with an overseas branch of an authorized dealer in India; and

•  treasury bills and other monetary instruments with a maturity or unexpired maturity of one-year or less.

The Reserve Bank of India has permitted resident shareholders of Indian companies, who offer their shares for conversion to ADSs, to receive the sale proceeds in foreign currency. However, the conversion to such ADSs should have the approval of the Foreign Investment Promotion Board. Further, the sale proceeds received by residents are also permitted to be credited to their Exchange Earners’ Foreign Currency/Resident Foreign Currency (Domestic) accounts or to their rupee accounts in India at their option.

MARKET PRICE INFORMATION

Equity Shares

Our outstanding equity shares are currently listed and traded on the Bombay Stock Exchange or the BSE and on the National Stock Exchange of India Limited or the NSE.

At May 31, 2007, 899,266,872 million equity shares were outstanding. The prices for equity shares as quoted in the official list of each of the Indian stock exchanges are in Indian rupees.

The following table shows:

•	the reported high and low closing prices quoted in rupees for our equity shares on the NSE; and

•	the reported high and low closing prices for our equity shares, translated into US dollars, based on the noon buying rate on the last business day of each period presented.

	Price per equity share(1)
	High	Low	High	Low
Annual prices:

Fiscal 2003	Rs. 161.75	Rs. 110.55	US$ 3.40	US$ 2.32
Fiscal 2004	348.25	120.80	8.02	2.78
Fiscal 2005	413.05	230.40	9.47	5.28
Fiscal 2006	628.75	359.95	14.14	8.09
Fiscal 2007	999.70	451.20	23.19	10.47
Quarterly prices:
Fiscal 2006:
First Quarter	Rs. 433.95	Rs. 359.95	US$ 9.97	US$ 8.27
Second Quarter	601.70	421.25	13.69	9.59
Third Quarter	593.40	479.90	13.20	10.68
Fourth Quarter	628.75	559.15	14.14	12.57
Fiscal 2007:
First Quarter	Rs. 662.55	Rs. 451.20	US$ 14.44	US$ 9.84
Second Quarter	708.80	467.75	14.49	10.22
Third Quarter	903.20	687.00	20.48	15.57
Fourth Quarter	999.70	810.00	23.19	18.79
Fiscal 2008:
First Quarter (through May 16, 2007)	Rs. 962.90	Rs. 803.95	US$ 23.73	US$ 19.81
Monthly prices:
December 2006	Rs. 903.20	Rs. 803.95	US$ 20.48	US$ 18.23
January 2007	991.45	883.85	22.50	20.06
February 2007	999.70	803.95	22.68	18.24
March 2007	899.60	810.00	20.87	18.79
April 2007	962.90	803.95	23.46	19.59
May 2007	951.15	839.80	23.57	20.81
______________
(1)	Data from the NSE. The prices quoted on the BSE may be different.

At May 31, 2007, the closing price of equity shares on the NSE was Rs. 919.15 equivalent to US$ 22.77 per equity share (US$ 45.54 per ADS on an imputed basis) translated at the noon buying rate of Rs. 40.36 per US$ 1.00 on May 31, 2007.

At May 15, 2007, there were approximately 474,605 holders of record of our equity shares, of which 115 had registered addresses in the United States and held an aggregate of approximately 22,449 equity shares.

ADSs

Our ADSs, each representing two equity shares, were originally issued in March 2000 in a public offering and are listed and trade on the New York Stock Exchange under the symbol IBN. The equity shares underlying the ADSs are listed on the BSE and the NSE.

At May 12, 2007, ICICI Bank had approximately 112.6 million ADSs, equivalent to 225.3 million equity shares, outstanding. At this date, there were 143 record holders of ICICI Bank’s ADSs, out of which 136 have registered addresses in the United States.

The following table sets forth, for the periods indicated, the reported high and low closing prices on the New York Stock Exchange for our outstanding ADSs traded under the symbol IBN.

	Price per ADS
	High	Low
Annual prices:
Fiscal 2003	US$ 8.26	US$ 4.84
Fiscal 2004	18.33	5.27
Fiscal 2005	22.65	11.25
Fiscal 2006	32.26	18.08
Fiscal 2007	46.74	21.25
Quarterly prices:
Fiscal 2006:
First Quarter	US$ 22.23	US$ 18.08
Second Quarter	28.25	22.00
Third Quarter	29.47	22.04
Fourth Quarter	32.26	27.68
Fiscal 2007:
First Quarter	US$ 30.27	US$ 22.49
Second Quarter	30.71	21.25
Third Quarter	42.45	30.17
Fourth Quarter	46.74	36.54
Fiscal 2008:
First Quarter (through May 16, 2007)	US$ 46.52	US$ 36.53
Monthly prices:
December 2006	US$ 42.45	US$ 37.00
January 2007	45.14	40.95
February 2007	46.74	36.54
March 2007	40.85	36.75
April 2007	46.52	36.53
May 2007	47.89	40.29

See also “Risk Factors –– Risks relating to the ADSs and Equity Shares –– Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs.”

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

The Foreign Exchange Management Act, 1999 regulates transactions involving foreign exchange and provides that certain transactions cannot be carried out without the general or special permission of the Reserve Bank of India or the Foreign Investment Promotion Board of the government of India. The Foreign Exchange Management Act, 1999 has eased restrictions on current account transactions. However, the Reserve Bank of India continues to exercise control over capital account transactions (i.e., those which alter the assets or liabilities, including contingent liabilities, of persons). The Reserve Bank of India has issued regulations under the Foreign Exchange Management Act, 1999 to regulate the various kinds of capital account transactions, including certain aspects of the purchase and issuance of shares of Indian companies.

Under the foreign investment rules, the following are the restrictions on foreign ownership applicable to us:

•
Foreign investors may own up to 74.0 % of our equity shares subject to conformity with guidelines issued by the Reserve Bank of India from time to time. This limit is under the automatic route and does not require specific approval of the Foreign Investment Promotion Board. This limit includes foreign direct investment, ADSs, Global Depositary Receipts and investment under the Portfolio Investment Scheme by foreign institutional investors and also non-resident Indians, and also includes shares acquired by subscription to private placements and public offerings and acquisition of shares from existing shareholders. At least 26 % of the paid up equity capital would have to be held by residents.

•
Under the Issue of Foreign Currency Convertible Bonds and Equity Shares (Through Depositary Receipt Mechanism) Scheme, 1993, foreign investors may purchase ADSs, subject to the receipt of all necessary government approvals at the time the depositary receipt program is set up.

•
Under the portfolio investment scheme, foreign institutional investors, subject to registration with the Securities and Exchange Board of India and the Reserve Bank of India, may hold in aggregate up to 24.0% of our paid-up equity capital and this limit may be raised to 49% by a resolution of our Board of Directors provided that no single foreign institutional investor may own more than 10.0% of our total paid-up equity capital. Our Board of Directors has raised this limit to 49%. Registered FIIs are also permitted to purchase shares or convertible debentures of an Indian company in a public offering or private placement. The shareholding of an individual non-resident Indian is restricted to 5.0% of our total paid-up equity capital. The aggregate paid-up value of the shares in a company purchased by all NRIs in the aggregate is to be limited to 10% of the paid-up capital of the company and this limit may be raised to 24 % by a special resolution at a general meeting of the shareholders of the company.

•
The Reserve Bank of India’s guidelines relating to acquisition by purchase or otherwise of equity shares of a private sector bank, if such acquisition results in any person owning or controlling 5.0 % or more of the paid up equity capital of the bank, are also applicable to foreign investors investing in our shares. For more details on the Reserve Bank of India guidelines relating to acquisition by purchase or otherwise of shares of a private bank, see “Supervision and Regulation - Reserve Bank of India Regulations – Ownership Restrictions”.

Pursuant to a circular dated November 29, 2001, the Reserve Bank of India notified that, as of that date, overseas corporate bodies are not permitted to invest under the portfolio investment scheme, though they may continue to hold investments that have already been made under the portfolio investment scheme until such time as these investments are sold on the stock exchange. Overseas corporate bodies have been derecognised as a class of investor entity in India with effect from September 16, 2003. However, requests from such entities which are incorporated and not under the adverse notice of the Reserve Bank of India or the Securities and Exchange Board of India, will be considered for under fresh investments under the Foreign Direct Investment scheme of the Reserve Bank of India with prior approval of the government of India or the Reserve Bank of India, as applicable.

An Indian company may sponsor an issue of ADSs with an overseas depositary against shares held by its shareholders at a price to be determined by the lead manager. Under this mechanism the company offers its residents a choice to submit their shares back to the company so that on the basis of such shares, ADSs can be issued abroad. The proceeds of a sponsored ADR must be repatriated to India within a period of one month. The sponsoring company must comply with the provisions of the Scheme for Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993 and the guidelines issued thereunder by the Government of India from time to time. The sponsoring company must also furnish full details of the issue in the prescribed forms to the Reserve Bank of India within 30 days from the date of closure of the issue.

We obtained the approval of the Foreign Investment Promotion Board for our ADS offering in March 2000 and sponsored an ADS offering in March 2005 which were foreign direct investments. The investments through the portfolio investment scheme in the secondary market in India by foreign institutional investors, non-resident Indians and overseas corporate bodies and investments through the foreign direct investment scheme are distinct schemes that are available concurrently. As of May 12, 2007, foreign investors owned approximately 71.5% of our equity in total, of which 25.1% was through the ADS program.

An investor in ADSs does not need to seek the specific approval from the government of India to purchase, hold or dispose of ADSs. In the ADS offerings, we obtained the approval of the government of India’s Department of Corporate Affairs and the relevant stock exchanges.

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

You will be required to make a public offer to the remaining shareholders to purchase the equity shares held by them  if you withdraw your equity shares from the ADS program and your direct or indirect holding in us exceeds 15.0% of our total equity under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeover) Regulations, 1997. Such a public offer would have to be made in compliance with the provisions of the aforesaid regulations of the Securities and Exchange Board of India. You will also require the acknowledgement of the Reserve Bank of India for the acquisition or transfer of our shares, which will take your aggregate holding (both direct and indirect, beneficial or otherwise) as an individual or a group to the equivalent of 5.0% or more of our total paid up capital. The Reserve Bank of India, while granting acknowledgement, may take into account all matters that it considers relevant to the application, including ensuring that shareholders whose aggregate holdings are above specified thresholds meet fitness and propriety tests. For more details on the Reserve Bank of India guidelines relating to acquisition by purchase or otherwise of shares of a private bank, see “Supervision and Regulation - Reserve Bank of India Regulations – Ownership Restrictions”.

ADSs issued by Indian companies to non-residents have free transferability outside India. Under current Indian regulations and practice, approval of the Reserve Bank of India is not required for the sale of equity shares underlying the ADSs by a non-resident of India to a resident of India if the sale has been executed on a recognized stock exchange in India through a registered broker at the prevailing market price. Approval of the Reserve Bank of India is also not required for a sale of shares of a company other than a company in the financial services sector (banks, non-bank finance companies and insurance companies), even if the transfer is other than on a recognized stock exchange in India or through a registered broker, as long as conditions generally prescribed by Reserve Bank of India are complied with. The same restrictions apply to a renunciation of rights to a resident of India. Approval of the Reserve Bank of India is not required for sale of shares under the portfolio investment scheme prescribed by the

Reserve Bank of India provided the sale is made on a recognized stock exchange and through a registered stock broker.

Any new issue of equity shares of a banking company, either through the automatic route or with the specific approval of the Foreign Investment Promotion Board, does not require further approval of the Reserve Bank of India, but must comply with certain reporting requirements.

DIVIDENDS

Under Indian law, a company pays dividends upon a recommendation by its Board of Directors and approval by a majority of the shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. The shareholders have the right to decrease but not increase the dividend amount recommended by the Board of Directors. Dividends may be paid out of the company’s profits for the fiscal year in which the dividend is declared or out of undistributed profits of prior fiscal years. Dividends can also be paid by a company in the interim, termed “interim dividend” which does not require the approval of the shareholders unless it is combined with the final dividend being recommended by the board of directors. The Reserve Bank of India has stipulated that banks may declare and pay interim dividend out of the profits from the relevant accounting period, without prior approval of the Reserve Bank of India if they satisfy the minimum criteria and requirements and the cumulative interim dividend(s) are within the prudential cap on dividend payout ratio prescribed in the guidelines issued in this regard by the Reserve Bank of India. See also “Supervision and Regulation – Reserve Bank of India Regulations – Restrictions on Payment of Dividends”.

Pursuant to guidelines issued by the Securities and Exchange Board of India in February 2000, with respect to equity shares issued by us during a particular fiscal year, dividends declared and paid for such fiscal year are paid in full and are no longer prorated from the date of issuance to the end of such fiscal year.

ICICI Bank paid dividends consistently every year from fiscal 1996, the second year of its operations. For fiscal 2003, we paid a dividend, excluding dividend tax, of Rs. 7.50 (US$ 0.17) per equity share aggregating to Rs. 4.6 billion (US$ 107 million) which was paid in fiscal 2004. For fiscal 2004, we paid a dividend, excluding dividend tax, of Rs. 7.50 (US$ 0.17) per equity share aggregating to Rs. 5.5 billion (US$ 128 million). The amount of Rs. 5.5 billion (US$ 128 million) excludes the impact of the issue of 6,992,187 equity shares on May 24, 2004 through the exercise of the greenshoe option in the issue of equity shares in April 2004. The dividend for fiscal 2004 was paid in fiscal 2005. For fiscal 2005, we paid a dividend, excluding dividend tax, of Rs. 7.50 (US$ 0.17) per equity share and a special dividend, excluding dividend tax, of Rs. 1.00 (US$ 0.02) per equity share to mark the completion of 50 years in finance by ICICI group aggregating to Rs. 6.3 billion (US$ 146 million), which we paid out in August 2005. For fiscal 2006, we paid a dividend, excluding dividend tax, of Rs. 8.50 (US$ 0.19) per equity share aggregating to Rs. 7.6 billion (US$ 176 million), which we paid out in July 2006. For fiscal 2007, our board of directors has recommended a dividend, excluding dividend tax, of Rs. 10.00 (US$ 0.23) per equity share aggregating to Rs. 9.0 billion (US$ 209 million). This is subject to the approval of our shareholders at the annual general meeting scheduled on July 21, 2007.

The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends paid out on the equity shares during the fiscal year by ICICI Bank, each exclusive of dividend tax. This may be different from the dividend declared for the year.

	Dividend per equity share	Total amount of dividends paid
		(Rs. in millions)
Dividend paid during the fiscal year

2003	7.50	4,599
2004	7.50	5,507
2005	8.50	6,292
2006	8.50	7,583
2007(1)	10.00	8,993
_______________
(1)	Proposed. Dividend will be paid to registered shareholders as of June 15, 2007 (including on shares held in physical form where valid transfer instruments have been lodged with us as of that date).

Dividend income is tax-exempt in the hands of shareholders. However, we are required to pay a tax on distributed profits. We were required to pay a 14.025% tax (including surcharge) on distributed profits in fiscal 2007. In fiscal 2008, we are required to pay a 16.995% tax (including surcharge) on distributed profits.

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

TAXATION

Indian Tax

The following discussion of material Indian tax consequences to investors in ADSs and equity shares who are not resident in India whether of Indian origin or not (each a “non-resident”) is based on the provisions of the Indian Income-tax Act, 1961 (the “Income-tax Act”), including the special tax regime for ADSs contained in Section 115AC, which has been extended to cover additional ADSs that an investor may acquire in an amalgamation or restructuring of the company, and certain regulations implementing the Section 115AC regime. The Income-tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of described herein may be amended or modified by future amendments to the Income-tax Act.

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

Taxation of Distributions

Dividends paid are not subject to any Indian withholding or other tax. However, we are required to pay tax at the rate of 16.995%, which was increased from the earlier rate of 14.025% by the Finance Act, 2007 with effect from April 1, 2007 on the dividends distributed by us. The dividend so paid is not taxable under section 115AC in the hands of the ADS holders.

Taxation on Redemption of ADSs

The acquisition of equity shares upon redemption of ADSs by a non-resident investor will not give rise to a taxable event for Indian tax purposes.

Taxation on Sale of ADSs or Equity Shares

Any transfer of ADSs outside India by a non-resident investor to another non-resident investor will not give rise to Indian capital gains tax in the hands of the transferor.

Subject to any relief under any relevant double taxation treaty, gain arising from the sale of an equity share will generally give rise to a liability for Indian income tax in the hands of the transferor. Such tax is required to be withheld at source. Such gains would either be taxable as capital gains or business income, depending upon the nature of holding. Where the equity share has been held for more than 12 months (measured from the date of advice of redemption of the ADS by the Depositary as specified below), the resulting long-term capital gains would be exempt from tax. Where the equity share has been held for 12 months or less, the resulting short-term capital gains in the case of non-residents individuals would be taxable at a lower tax rate of 10.2% (including education cess) for fiscal 2007 and at a tax rate of 10.3% (including education cess and secondary and higher education cess) for fiscal 2008 where the total income does not exceed Rs. 1,000,000 (US$ 23,202) or 11.22% (including applicable surcharge and education cess) for the financial year ended March 31, 2007 and 11.33% (including applicable surcharge and education cess and secondary and higher education cess) for the financial year beginning from April 1, 2007 onwards where the total income exceeds Rs. 1,000,000 (US$ 23,202) during the fiscal year. These rates of tax are applicable provided the gains are treated as capital gains and provided the shares are sold on the recognized Indian stock exchanges and are liable to securities transaction tax. In other cases, the rate of tax applicable under the provisions of the Income-tax Act varies, subject to a maximum of 41.82% (including applicable surcharge and education cess) for fiscal 2007 and 42.23% (including applicable surcharges and education cess and secondary and higher education cess) for the financial year beginning April 1, 2007. The actual rate depends on a number of factors, including without limitation the nature of the non-resident investor.

The above rates would be subject to beneficial treatment, if any, as per the provisions of the double taxation treaty entered into by the government of India with the country of residence of the non-resident investors. The double taxation treaty between the United States and India does not provide US residents with any relief from Indian tax on capital gains.

As per the Finance Act 2006, the transaction of sale of equity shares entered into a recognised stock exchange in India settled by actual delivery or transfer will be subject to securities transaction tax at the rate of 0.125% (0.1% for a period up to May 31, 2006), on the value of the transaction, payable by the seller and buyer respectively.

For purposes of determining the amount of capital gains arising on a sale of an equity share for Indian tax purposes, the cost of acquisition of an equity share received upon redemption of an ADS will be the price of the share prevailing on Bombay Stock Exchange or the National Stock Exchange on the date on which the Depositary advises the custodian of such redemption, not the acquisition cost of the ADS being redeemed. The holding period of an equity share received upon redemption of an ADS will commence on the date of advice of redemption by the Depositary.

Rights

Distributions to non-resident investors of additional ADSs or equity shares or rights to subscribe for equity shares made with respect to ADSs or equity shares are not subject to Indian income tax in the hands of the non-resident investor.

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

Stamp Duty

Upon the issuance of the equity shares underlying the ADSs, we are required to pay a stamp duty of 0.1% of the issue price per share. A transfer of ADSs is not subject to Indian stamp duty. Normally, upon the receipt of equity shares in physical form from the depositary in exchange for ADSs representing such equity shares, a non-resident investor would be liable for Indian stamp duty applicable on re-issuance in physical form, which is the same as stamp duty payable on the original issuance in physical form subject to a maximum of Rs. 100 per share certificate. Similarly, a sale of equity shares in physical form by a non-resident investor would also be subject to Indian stamp duty at the rate of 0.25% of the market value of the equity shares on the trade date, although customarily such tax is borne by the transferee, that is, the purchaser. However, our equity shares are compulsorily delivered in non-physical form except for trades up to 500 shares only, which may be delivered in physical form. Under Indian stamp law, no stamp duty is payable on the acquisition or transfer of equity shares in non-physical form. The State of Maharashtra has, inter alia, provided that records of transactions, electronic or otherwise, whether electronic or otherwise, of transactions effected by a trading member of a stock exchange through a stock exchange shall be liable to payment of stamp duty in the case of delivery, at the rate of 0.01%, rounded off to the next rupee, in the case of non-delivery, at the rate of 0.002%, rounded off to the next rupee and if relating to futures and options trading, at the rate of 0.002%, rounded off to the next rupee.

Other Taxes

At present, there are no taxes on wealth, gifts or inheritance which apply to the ADSs or underlying equity shares.

Service Tax

Brokerage fees paid to stockbrokers in connection with the sale or purchase of shares which are listed on any recognized stock exchange in India are subject to a service tax at a rate of 12.24% (including applicable education cess) which will stand enhanced to 12.36% (including applicable education cess) with effect from May 11, 2007 as per the Finance Act 2007. The stockbroker is responsible for collecting the service tax and paying it to the relevant authority.

United States Tax

The following discussion describes the material US federal income tax consequences of the acquisition, ownership and sale of ADSs or equity shares that are generally applicable to US investors. For these purposes, you are an US investor if, for US federal income tax purposes, you are:

•  a citizen or resident of the United States;

•  a corporation, or other entity taxable as a corporation, organized under the laws of the United States or of any political subdivision of the United States; or

•  an estate or trust the income of which is includable in gross income for US federal income tax purposes regardless of its source.

This discussion only applies to ADSs or equity shares that you own as capital assets.

Please note that this discussion does not discuss all of the tax consequences that may be relevant in light of your particular circumstances. In particular, it does not address investors subject to special rules, including:

•  insurance companies;

•  tax-exempt entities;

•  dealers and certain traders in securities;

•  certain financial institutions;

•
persons who own the ADSs or equity shares as part of an integrated investment (including a straddle, hedging or conversion transaction) comprised of the ADS or equity shares, and one or more other positions for US federal income tax purposes;

•  persons whose functional currency is not the US dollar;

•  persons who own, actually or constructively, 10.0% or more of ICICI Bank’s voting stock; or

•  partnerships or other entities classified as partnerships for US federal income tax purposes.

This discussion is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, referred to as the “Code”), Treasury Regulations, Proposed Treasury Regulations, Revenue Rulings and judicial decisions as of the date hereof. These laws may change, possibly with retroactive effect.

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

Under certain circumstances as described under “Taxation – Indian Tax – Taxation on Sale of ADSs or Equity Shares”, you may be subject to Indian tax upon the disposition of equity shares. You should consult your own tax adviser with respect to your ability to credit this Indian tax against your US federal income tax liability.

Passive Foreign Investment Company Rules

Based upon certain proposed Treasury regulations, which are proposed to be effective for taxable years beginning after December 31, 1994, and upon certain management estimates, ICICI Bank does not expect to be a PFIC for its taxable year that ended March 31, 2007 or in the foreseeable future. In general, a foreign corporation is a PFIC for any taxable year in which (i) 75.0% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50.0% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. Since there can be no assurance that the proposed regulations will be finalized in their current form, the manner of the application of the proposed regulations is not entirely clear, and the composition of ICICI Bank’s income and assets will vary over time, there can be no assurance that ICICI Bank will not be considered a PFIC for any taxable year. If ICICI Bank is treated as a PFIC for any taxable year during which you own ADSs or equity shares, certain adverse U.S. federal income tax consequences would apply to you.

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

PRESENTATION OF FINANCIAL INFORMATION

Pursuant to the issuance and listing of our securities in the United States under registration statements filed with the United States Securities Exchange Commission, we file annual reports on Form 20-F which must include financial statements prepared under generally accepted accounting principles in the United States (US GAAP) or financial statements prepared according to a comprehensive body of accounting principles with a reconciliation of net income and stockholders’ equity to US GAAP. When we first listed our securities in the United States, Indian GAAP was not considered a comprehensive body of accounting principles under US securities laws and regulations. Accordingly, our annual reports on Form 20-F for fiscal years 2000 through 2005 have included US GAAP financial statements. However, pursuant to a significant expansion of Indian accounting standards, Indian GAAP constitutes a comprehensive body of accounting principles. Accordingly, we have included in this annual report consolidated financial statements prepared according to Indian GAAP, which varies in certain respects from US GAAP. For a reconciliation of net income and stockholders' equity to US GAAP, a description of significant differences between Indian GAAP and US GAAP and certain additional information required under US GAAP, see notes 21 and 22 to our consolidated financial statements herein. For selected financial data in accordance with US GAAP see “Selected Financial Data in accordance with US GAAP.”

The data for fiscal 2003 through fiscal 2007 have been derived from our consolidated financial statements. The accounting and reporting policies used in the preparation of our financial statements reflect general industry practices and conform with Indian GAAP including the Accounting Standards (AS) issued by Institute of Chartered Accountants of India, guidelines issued by the Reserve Bank of India, the Insurance Regulatory and Development Authority and the National Housing Bank as applicable to relevant companies.

The financial statements for fiscal 2003 were audited jointly by N.M. Raiji & Co., Chartered Accountants and S.R. Batliboi & Co, Chartered Accountants under auditing standards in India issued by ICAI, for fiscal 2004, 2005 and 2006 by S.R. Batliboi & Co., Chartered Accountants under auditing standards in India issued by ICAI and for fiscal 2007 by BSR & Co., Chartered Accountants under auditing standards in India issued by ICAI. The financial position as of March 31, 2006 and 2007 and the results of operations and cash flows for each of the years in the three-year period ended March 31, 2007 have also been audited by KPMG India, our independent accountants in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our financial statements as per Indian GAAP along with the reconciliation of net profit and stockholders’ equity to US GAAP, including the notes to these financial statements, audited by KPMG India are set forth at the end of this annual report.

Under US GAAP, the consolidation of ICICI’s majority ownership interest in two insurance companies, ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited, because of substantive participative rights retained by the minority shareholders, is accounted for by the equity method. Under Indian GAAP these insurance subsidiaries are fully consolidated. For fiscal 2004, ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited have been accounted as joint ventures using the proportionate consolidation method as prescribed by Accounting Standard 27 (AS 27) on “Financial Reporting of Interests in Joint Ventures”. Therefore, our consolidated financial statements include only 74% share (ICICI Bank’s share in each of the two joint ventures) of each line item reflected in the financial statements of these two entities for fiscal 2004. From fiscal 2005 onwards, these two entities have been accounted as per the principles of Accounting Standard 21 (AS 21) on “Consolidated Financial Statements”, as required by the revision in AS 27. Therefore from fiscal 2005, our consolidated financial statements include 100% of each line item reflected in the financial statements of these two entities with a separate disclosure for minority interest.

Under Indian GAAP, we have not consolidated certain entities (primarily 3i Infotech and Firstsource Solutions Limited) in which control is intended to be temporary. However under US GAAP, these entities have been consolidated in accordance with Opinion Number 18 of the Accounting Principles Board on “The Equity Method of Accounting for Investments on Common Stock”.

Although we have translated in this annual report certain rupee amounts into dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated earlier in this annual report, or at all. Except in the section on “Market Price Information”, all translations from rupees to dollars are based on the noon buying rate in the City of New York for cable transfers in rupees at March 30, 2007. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on March 30, 2007 was Rs. 43.10 per US$ 1.00.

ADDITIONAL INFORMATION

Memorandum and Articles of Association

Objects and Purposes

Pursuant to Clause III. A. 1 of ICICI Bank’s Memorandum of Association, ICICI Bank’s main objective is to, inter alia, carry on the business of banking in any part of India or outside India.

Directors’ Powers

ICICI Bank’s directors’ powers include the following:

•
Article 140 of the Articles of Association provides that no director of ICICI Bank shall, as a director, take any part in the discussion of or vote on any contract or arrangement if such director is directly or indirectly concerned or interested in such contract or arrangement.

•	Directors have no powers to vote in absence of a quorum.

•
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

Documents on Display

The documents concerning us which are referred to herein may be inspected at the Securities and Exchange Commission (“SEC”). You may read and copy any document filed or furnished by us at the SEC’s public reference rooms in Washington D.C., New York and Chicago, Illinois or obtain them by mail upon payment of prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information. The SEC also maintains a website at www.sec.gov, which contains, in electronic form, each of the reports and other information that we have filed electronically with the SEC. Information about ICICI Bank is also available on the web at www.icicibank.com.

Incorporation by Reference

We incorporate by reference the information disclosed under “Description of Equity Shares” and “Description of the American Depositary Shares” in ICICI Bank’s Registration Statement on Form F-1 (File No. 333-30132).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
ICICI Bank Limited

We have audited the accompanying consolidated balance sheets of ICICI Bank Limited and subsidiaries (‘the Company’) as of March 31, 2007 and 2006 and the related consolidated profit and loss accounts and consolidated cash flow statements for each of the years in the three-year period ended March 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2007, in conformity with generally accepted accounting principles in India.

Accounting principles generally accepted in India vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 22 to the consolidated financial statements.

The United States dollar amounts are presented in the accompanying consolidated financial statements solely for the convenience of the readers and have been translated into United States dollars on the basis described in Note 25 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated June 1, 2007 expressed an unqualified opinion on management’s assessment of, and on the effective operation of, internal control over financial reporting.

KPMG
Mumbai, India
May 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
ICICI Bank Limited

We have audited Management's Report on Internal Control over Financial Reporting, included in Item 15 “Controls and Procedures” of the accompanying Form 20−F, that ICICI Bank Limited and subsidiaries (‘the Company’) maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control−Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on criteria established in Internal Control−Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control−Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of March 31, 2006 and 2007, and the related consolidated profit and loss accounts and consolidated cash flow statements for each of the years in the three−year period ended March 31, 2007, and our report dated June 1, 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG
Mumbai, India
May 31, 2007

ICICI Bank Limited and subsidiaries

Consolidated balance sheet

(Rs. in thousands)
		As of March 31,		Convenience translation into US$, As of March 31,
	Schedule	2006	2007	2007
				Unaudited
CAPITAL AND LIABILITIES

Capital	1	12,398,345	12,493,437	289,871
Reserves and Surplus	2	213,519,487	230,656,945	5,351,669
Minority interest		2,749,402	5,095,649	118,229
Deposits	3	1,724,509,830	2,486,136,330	57,682,977
Borrowings	4	449,999,477	616,595,356	14,306,157
Liabilities on policies in force		81,221,053	148,418,907	3,443,594
Other liabilities and provisions	5	287,898,021	443,950,564	10,300,477
TOTAL CAPITAL AND LIABILITIES		2,772,295,615	3,943,347,188	91,492,974

ASSETS

Cash and balance with Reserve Bank of India	6	89,859,352	192,410,383	4,464,278
Balances with banks and money at call and short notice	7	92,691,597	204,480,919	4,744,337
Investments	8	840,138,822	1,206,166,898	27,985,311
Advances	9	1,562,603,202	2,113,994,413	49,048,594
Fixed assets	10	41,428,705	43,401,487	1,006,995
Other assets	11	145,573,937	182,893,088	4,243,459
TOTAL ASSETS		2,772,295,615	3,943,347,188	91,492,974
Contingent liabilities	12	4,362,316,361	6,736,116,955	156,290,417
Bills for collection		43,469,104	40,553,879	940,925
Significant accounting policies and notes to accounts	18

The Schedules referred to above form an integral part of the Balance Sheet.

ICICI Bank Limited and subsidiaries

Consolidated profit and loss account

(Rs. in thousands)
		Year ended March 31,			Convenience translation into US$, Year ended March 31,
	Schedule	2005	2006	2007	2007
					Unaudited
I. INCOME
Interest earned	13	102,028,769	151,358,248	250,012,495	5,800,754
Other income	14	62,530,574	94,796,893	163,625,427	3,796,414
TOTAL INCOME		164,559,343	246,155,141	413,637,922	9,597,168

II. EXPENDITURE
Interest expended	15	68,043,787	101,014,796	176,757,193	4,101,095
Operating expenses	16	70,866,836	105,697,606	180,132,128	4,179,400
Provisions and contingencies	17	7,548,297	15,452,514	30,414,589	705,675
TOTAL EXPENDITURE		146,458,920	222,164,916	387,303,910	8,986,170

III. PROFIT/LOSS
Net profit for the year		18,100,423	23,990,225	26,334,012	610,998
Less: Minority interest		(422,853)	(210,673)	(1,272,330)	(29,520)
Net profit after minority interest		18,523,276	24,200,898	27,606,342	640,518
Profit brought forward		(335,960)	(908,834)	(2,435,605)	(56,511)
TOTAL PROFIT / (LOSS)		18,187,316	23,292,064	25,170,737	584,007

IV. APPROPRIATIONS/TRANSFERS
Transfer to Statutory Reserve		5,023,226	6,360,000	7,800,000	180,974
Transfer to Reserve fund		--	222	1,168	27
Transfer to Capital Reserve		200,000	680,000	1,210,000	28,074
Transfer to Investment Fluctuation Reserve		--	5,900,000	--	--
Transfer from Investment Fluctuation Reserve		--	(13,203,350)	--	--
Transfer to Special Reserve		359,156	2,778,000	4,677,098	108,517
Transfer to Revenue and other reserves		6,185,021	14,330,152	593,416	13,769
Proposed equity share dividend		6,329,609	7,593,326	9,085,370	210,797
Proposed preference share dividend		35	35	35	1
Corporate dividend tax		999,103	1,289,284	1,877,322	43,557
Balance carried over to Balance Sheet		(908,834)	(2,435,605)	(73,672)	(1,709)
TOTAL		18,187,316	23,292,064	25,170,737	584,007
Significant accounting policies and notes to accounts	18
Earning per share (Refer schedule 18. B 3. )
Basic (Rs.)		25.45	30.96	30.92	0.72
Diluted (Rs.)		25.25	30.64	30.75	0.71
Face value per share (Rs.)		10.00	10.00	10.00	0.23

The schedules referred to above form an integral part of the Profit and Loss Account.

ICICI Bank Limited and subsidiaries

Consolidated cash flow statement

(Rs. in thousands)
PARTICULARS	Year ended March 31,			Convenience translation into US$, Year ended March 31,
	2005	2006	2007	2007
				Unaudited
Cash flow from operating activities

Net profit before taxes	24,207,093	31,198,896	35,247,100	817,798

Adjustments for:
Depreciation and amortisation	9,778,945	9,462,631	8,346,161	193,646
Net (appreciation) / depreciation on investments	5,287,521	8,660,775	12,160,982	282,157
Provision in respect of non-performing assets (including prudential provision on standard assets)	(889,859)	8,117,173	22,082,234	512,349
Provision for contingencies & others	85,984	203,564	307,652	7,139
(Profit) / loss on sale of fixed assets	9,232	(51,832)	(351,246)	(8,150)
	38,478,916	57,591,207	77,792,883	1,804,939

Adjustments for:
(Increase) / decrease in investments	(50,917,262)	(203,374,105)	(173,187,373)	(4,018,269)
(Increase) / decrease in advances	(313,691,838)	(606,401,452)	(565,891,731)	(13,129,739)
Increase / (decrease) in borrowings	60,236,038	82,006,471	96,294,679	2,234,215
Increase / (decrease) in deposits	330,298,939	713,348,700	761,626,500	17,671,149
(Increase) / decrease in other assets	(28,297,407)	(45,598,461)	(27,065,243)	(627,964)
Increase / (decrease) in other liabilities and provisions	74,907,141	82,543,134	111,407,820	2,584,869
	72,535,611	22,524,287	203,184,652	4,714,261
(Payment) / refund of taxes (net)	(9,475,531)	(10,198,463)	(21,192,739)	491,711
Net cash generated from operating activities (A)	101,538,996	69,917,031	259,784,796	6,027,489

Cash flow from investing activities
Purchase of fixed assets	(5,914,656)	(6,557,240)	(8,652,868)	(200,763)
Proceeds from sale of fixed assets	323,177	1,010,888	1,759,850	40,832
(Purchase) / sale of long-term investment	(37,444,165)	(96,168,425)	(204,006,389)	(4,733,327)
Acquisition of subsidiaries (net of cash acquired)	-	(688,736)	-	-
Net cash generated from investing activities (B)	(43,035,644)	(102,403,513)	(210,899,407)	(4,893,258)

Cash flow from financing activities
Proceeds from issue of share capital (including ESOPs)	32,572,794	79,850,509	2,055,383	47,689
Net proceeds / (repayment) of bonds (including subordinated debts)	(38,366,923)	6,534,092	172,962,927	4,013,061
Dividend and dividend tax paid	(6,381,725)	(7,598,693)	(9,072,081)	(210,489)
Net cash generated from financing activities (C)	(12,175,854)	78,785,908	165,946,229	3,850,261
Effect of consolidation of new subsidiary/ deconsolidation of subsidiary on cash and cash equivalents (D)	-	-	-	-
Effect on account of exchange fluctuation on translation reserve (E)	65,418	(25,495)	(491,265)	(11,398)

ICICI Bank Limited and subsidiaries

Consolidated cash flow statement (Continued)

(Rs. in thousands)
PARTICULARS	Year ended March 31,			Convenience translation into US$, Year ended March 31,
	2005	2006	2007	2007
				Unaudited

Net increase / (decrease) in cash and cash equivalents (A) + (B) + (C) + (D) + (E)	46,392,916	46,273,931	214,340,353	4,973,094

Cash and cash equivalents as at 1st April	89,884,102	136,277,018	182,550,949	4,235,521
Cash and cash equivalents as at 31st March	136,277,018	182,550,949	396,891,302	9,208,615

Significant Accounting Policies and Notes to Accounts (refer Schedule 18).
The Schedules referred to above form an integral part of the consolidated balance sheet.

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheet

SCHEDULE 1 - CAPITAL
(Rs. in thousands)
	As of March 31,		Convenience translation into US$, As of March 31,
	2006	2007	2007
			Unaudited
Authorised capital
1,000,000,000 equity shares of Rs. 10 each [March 31, 2006: 1,000,000,000 equity shares of Rs. 10 each]	10,000,000	10,000,000	232,019
55,000,000 preference shares of Rs. 100 each [March 31, 2006: 55,000,000 preference shares of Rs. 100 each]	5,500,000	5,500,000	127,610
350 preference shares of Rs. 10 million each [March 31, 2006: 350 preference shares of Rs. 10 million each]	3,500,000	3,500,000	81,206
Equity share capital Issued, subscribed and paid-up capital [1]
889,779,621 equity shares of Rs. 10 each (March 31, 2006: 884,920,650 equity shares)	8,849,206	8,897,796	206,445
Add: Issued 9,487,051 equity shares of Rs. 10 each fully paid up (March 31, 2006: 4,903,251 equity shares) on exercise of employee stock options	49,033	94,871	2,201
Less: Calls unpaid	266	-	-
Add: Forfeited 111,603 equity shares (March 31, 2006: 67,323 equity shares)	372	770	18
TOTAL EQUITY CAPITAL	8,898,345	8,993,437	208,664
Preference share capital [2] [Represents face value of 350 preference shares of Rs. 10 million each issued to preference share holders of erstwhile ICICI Limited on amalgamation redeemable at par on April 20, 2018]	3,500,000	3,500,000	81,207
TOTAL CAPITAL	12,398,345	12,493,437	289,871

1.	Includes

a.	110,967,096 equity shares of Rs. 10 each issued vide prospectus dated December 8, 2005.

b.	37,237,460 equity shares of Rs. 10 each issued consequent to issue of 18,618,730 American Depository Shares vide prospectus dated December 6, 2005.

2.
For these preference shares, the notification dated April 17, 2002 from Ministry of Finance, Government of India, issued on the recommendation of Reserve Bank of India (RBI), under Section 53 of the Banking Regulation Act, 1949, had exempted the Bank from the restriction of Section 12(1) of the Banking Regulation Act, 1949, which prohibits the issue of preference shares by banks, for a period of five years. The Bank has applied to RBI for making a recommendation to Central Government for continuation of such exemption.

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheet (Continued)

SCHEDULE 2 - RESERVES AND SURPLUS

(Rs. in thousands)
	As of March 31,		Convenience translation into US$, As of March 31,
	2006	2007	2007
			Unaudited
I. Statutory reserve
Opening balance (other than joint ventures)	14,637,244	20,987,307	486,944
Additions during the year	6,360,000	7,800,000	180,975
Deductions during the year	9,937	-	-
Closing balance	20,987,307	28,787,307	667,919

II. Special reserve
Opening balance (other than joint ventures)	12,284,102	15,062,102	349,469
Additions during the year	2,778,000	4,677,098	108,517
Deductions during the year	-	-	-
Closing balance	15,062,102	19,739,200	457,986

III. Share premium
Opening balance joint ventures	-	-
Opening balance (other than joint ventures)	40,005,152	118,325,074	2,745,361
Additions during the year [1]	79,194,000	1,970,256	45,714
Deductions during the year [2]	874,078	9,965	231
Closing balance	118,325,074	120,285,365	2,790,844

IV. Unrealised Investment Reserve
Opening balance (other than joint ventures)	946,058	2,517,249	58,405
Additions during the year	2,488,250	3,506,314	81,353
Deductions during the year	917,059	1,155,860	26,818
Closing balance	2,517,249	4,867,703	112,940

V. Investment fluctuation reserve (“IFR”)
Opening balance (other than joint ventures)	5,160,000	-	-
Additions during the year	8,043,350	-	-
Deductions during the year	13,203,350	-	-
Closing balance	-	-	-

VI. Capital reserve
Opening balance (other than joint ventures)	5,013,166	5,693,166	132,092
Additions during the year	680,000	1,210,000	28,074
Deductions during the year	-	-	-
Closing balance	5,693,166	6,903,166	160,166

VII. Foreign currency translation reserve	(25,495)	(516,760)	(11,990)

VIII. Reserve Fund
Opening balance (other than joint ventures)	-	222	5
Additions during the year [2]	222	1,168	27
Deductions during the year	-	-	-
Closing balance	222	1,390	32

IX. Revenue and other reserves
Opening balance for joint ventures	(1,646)	(2,687)	(62)
Opening balance for others	37,264,872	50,962,549	1,182,426
Additions during the year for joint ventures	-	-	-
Additions during the year for others	17,420,225	1,562,108	36,244
Deductions during the year for joint ventures	1,041	-	-
Deductions during the year for others [3,4]	3,722,548	1,932,396	44,834
Closing balance [5]	50,959,862	50,589,574	1,173,772

TOTAL RESERVES AND SURPLUS	213,519,487	230,656,945	5,351,669

1.	Includes Rs. 1,901.9 million (March 31, 2006: Rs. 725.6 million) on exercise of employee stock options.
2.	Represents appropriation of 5% of net profit by Sri Lanka branch to meet the requirements of Section 20 of Sri Lankan Banking Act No. 30 of 1988.
3.
Includes transition adjustment of Rs.1,057.4 million on account of first time adoption of Accounting Standard 15 (Revised) on "Employee benefits" issued by The Institute of Chartered Accountants of India for the year ended March 31, 2007.

4.	Includes transition adjustment of Rs.390.6 million on account of first time adoption of FRS 26 by ICICI Bank UK PLC.
5.	Includes restricted reserve of Rs. 2,547.1 million (March 31, 2006: Rs. 1,738.5 million) relating to life insurance subsidiary.
6.	Debit balance in the profit and loss account has been shown under "Other Assets".

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheet (Continued)

SCHEDULE 2A - MINORITY INTEREST
(Rs. in thousands)
			Convenience translation into US$,
	As of March 31,		As of March 31,
	2006	2007	2007
			Unaudited
Opening minority interest	1,524,823	2,749,402	63,791
Subsequent increase / decrease	1,224,579	2,346,247	54,438
CLOSING MINORITY INTEREST	2,749,402	5,095,649	118,229

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheet (Continued)

SCHEDULE 3 - DEPOSITS
(Rs. in thousands)
					Convenience translation into US$,
			As of March 31,		As of March 31,
			2006	2007	2007
					Unaudited
A. I. Demand deposits
	i)	From banks	4,697,014	4,806,419	111,518
	ii)	From others	159,158,492	209,693,799	4,865,285
II.	Savings bank deposits		242,571,556	375,330,044	8,708,354
III.	Term deposits
	i)	From banks	107,092,998	147,107,672	3,413,170
	ii)	From others	1,210,989,770	1,749,198,396	40,584,650

TOTAL DEPOSITS			1,724,509,830	2,486,136,330	57,682,977

B. I. Deposits of branches/offices in India			1,557,993,199	2,205,634,546	51,174,815
II.	Deposits of branches/offices outside India		166,516,631	280,501,784	6,508,162

TOTAL DEPOSITS			1,724,509,830	2,486,136,330	57,682,977

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheet (Continued)

SCHEDULE 4 - BORROWINGS

(Rs. in thousands)
							Convenience translation into US$,
					As of March 31,		As of March 31,
					2006	2007	2007
							Unaudited
I.	Borrowings In India
	i)	Reserve Bank of India			-	1,400,000	32,483
	ii)	Other banks			73,138,752	78,545,412	1,822,399
	iii)	Other institutions and agencies
		a)	Government of India		2,813,561	2,171,867	50,391
		b)	Financial institutions		38,544,121	37,981,766	881,247
	iv)	Borrowings in the form of
		a)	Deposits (including deposits taken over from erstwhile ICICI Limited)		1,896,486	2,153,897	49,974
		b)	Commercial paper		497,010	4,995,546	115,906
		c)	Bonds and debentures (excluding subordinated debt)
			-	Debentures and bonds guaranteed by the Government of India	14,815,000	14,468,420	335,694
			-	Borrowings under private placement of bonds carrying maturity of 1 to 30 years from the date of placement	16,179,466	6,784,799	157,420
			Bonds issued under multiple option/safety bonds series
			-	Regular interest bonds	8,556,640	5,566,170	129,145
			-	Deep discount bonds	4,257,163	4,564,511	105,905
			-	Bonds with premium warrants	928,721	-	-
			-	Encash bonds	679,210	56,015	1,300
			-	Tax saving bonds	46,187,337	20,779,673	482,127
			-	Pension bonds	61,052	61,626	1,430

II.	Borrowings outside India
	i)	From multilateral/bilateral credit agencies
		(guaranteed by the Government of India for the equivalent of Rs.19,151.7 million at March 31, 2007) (March 31, 2006; Rs. 19,542.5 million)			23,820,581	22,701,869	526,725
	ii)	From international banks, institutions and consortiums			150,053,656	216,242,358	5,017,224
	iii)	By way of bonds and notes			67,570,721	197,919,861	4,592,110
	iv)	Other borrowings			-	201,566	4,677

	TOTAL BORROWINGS				449,999,477	616,595,356	14,306,157
Secured borrowings included in I and II above is Rs. 2,841.8 million (March 31, 2006: Rs. 4,411.3 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheet (Continued)

SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS
(Rs. in thousands)
					Convenience translation into US$,
			As of March 31,		As of March 31,
			2006	2007	2007
					Unaudited

I.	Bills payable		33,336,184	42,476,957	985,444
II.	Inter-office adjustments (net)		3,496,486	-	-
III.	Interest accrued		14,563,000	21,167,766	491,131
IV.	Unsecured redeemable debentures/bonds / perpetual bonds
	[Subordinated for Tier II capital]		107,358,255	212,211,158	4,923,693
V.	Others
	a)	Security deposits from Clients	7,712,042	4,691,762	108,858
	b)	Sundry Creditors	72,892,120	84,663,926	1,964,360
	c)	Received for disbursements under special program	3,007,090	1,896,661	44,006
	d)	Provision for standard assets	5,735,262	13,264,338	307,757
	e)	Other liabilities[1]	39,797,582	63,577,996	1,475,128
	TOTAL OTHER LIABILITIES AND PROVISIONS		287,898,021	443,950,564	10,300,477
  1.  Includes :-
a) Proposed dividend of Rs. 9,036.2 million (March 31, 2006: Rs. 7,675.0 million).
b) Corporate dividend tax payable of Rs. 1,591.8 million (March 31, 2006: Rs. 1,134.3 million)
c) Deferred tax liability of Rs. Nil (March 31, 2006: Rs. 4.1 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheet (Continued)

SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA

(Rs. in thousands)
			Convenience translation into US$,
	As of March 31,		As of March 31,
	2006	2007	2007
			Unaudited

I. Cash in hand (including foreign currency notes)	12,599,864	26,002,721	603,311
II. Balances with Reserve Bank of India in current accounts	77,259,488	166,407,662	3,860,967

TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA	89,859,352	192,410,383	4,464,278

SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE
(Rs. in thousands)
						Convenience
						translation
						into US$,
				As of March 31,		As of March 31,
				2006	2007	2007
I.	In India					Unaudited
	i)	Balances with banks
		a)	in current accounts	4,606,958	8,526,243	197,825
		b)	in other deposit accounts	7,870,028	15,890,377	368,686
	ii)	Money at call and short notice
		a)	with banks	6,500,000	1,000,000	23,202
		b)	with other institutions	3,000	-	-

TOTAL				18,979,986	25,416,620	589,713

II.	Outside India
	i)	in current accounts		7,685,674	16,709,682	387,696
	ii)	in other deposit accounts		38,778,224	106,544,658	2,472,033
	iii)	Money at call and short notice		27,247,713	55,809,959	1,294,895

TOTAL				73,711,611	179,064,299	4,154,624

TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE				92,691,597	204,480,919	4,744,337

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheet (Continued)

SCHEDULE 8 - INVESTMENTS [net of provisions]

(Rs. in thousands)
				Convenience
				translation
				into US$,
		As of March 31,		As of March 31,
		2006	2007	2007
				Unaudited
I.	Investments in India
	i) Government securities	527,979,787	696,367,000	16,157,007
	ii) Other approved securities	356,349	601	14
	iii) Shares (includes equity and preference shares)	38,738,178	40,895,698	948,856
	iv) Debentures and bonds	27,896,238	45,829,459	1,063,329
	v) Assets held to cover linked liabilities of life insurance business	70,788,454	128,906,303	2,990,865
	vi) Others (commercial paper, mutual fund units, pass through certificates, security receipts etc.)	95,238,918	114,689,000	2,660,998

TOTAL		760,997,924	1,026,688,061	23,821,069

II.	Investments outside India ( net of provisions )
	i) Government securities	10,701,989	20,748,958	481,414
	ii) Others	68,438,909	158,729,879	3,682,828

TOTAL		79,140,898	179,478,837	4,164,242

TOTAL INVESTMENTS		840,138,822	1,206,166,898	27,985,311

III.	Investments in India
	Gross Value of Investments	762,413,033	1,026,171,288	23,809,079
	Less: Aggregate of provision / depreciation / ( appreciation )	1,415,109	(516,773)	(11,990)

	Net Investments	760,997,924	1,026,688,061	23,821,069

IV.	Investments Outside India
	Gross Value of Investments	79,246,831	179,552,465	4,165,950
	Less: Aggregate of provision / depreciation / ( appreciation)	105,933	73,628	1,708

	Net Investments	79,140,898	179,478,837	4,164,242

TOTAL INVESTMENTS		840,138,822	1,206,166,898	27,985,311

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheet (Continued)

SCHEDULE 9 - ADVANCES (net of provisions)

(Rs. in thousands)
					Convenience translation
					into US$,
			As of March 31,		As of March 31,
			2006	2007	2007
					Unaudited

A.	i)	Bills purchased and discounted	63,426,766	47,473,577	1,101,475
	ii)	Cash credits, overdrafts and loans repayable on demand	258,593,077	334,781,882	7,767,561
	iii)	Term loans	1,209,251,205	1,659,223,017	38,497,054
	iv)	Securitisation, finance lease and hire purchase receivables[1]	31,332,154	72,515,937	1,682,504

TOTAL			1,562,603,202	2,113,994,413	49,048,594

B.	i)	Secured by tangible assets [includes advances against Book debt]	1,290,962,380	1,602,564,461	37,182,470
	ii)	Covered by Bank/Government guarantees	15,235,139	87,960,211	2,040,840
	iii)	Unsecured	256,405,683	423,469,741	9,825,284

TOTAL			1,562,603,202	2,113,994,413	49,048,594

C.	I.	Advances in India
	i)	Priority sector	447,310,487	555,491,571	12,888,436
	ii)	Public sector	11,572,043	4,017,005	93,202
	iii)	Banks	48,863	906,063	21,022
	iv)	Others	913,884,547	1,194,443,625	27,713,309

TOTAL			1,372,815,940	1,754,858,264	40,715,969

	II.	Advances outside India
	i)	Due from banks	25,492,873	50,979,277	1,182,814
	ii)	Due from others
		a) Bills purchased and discounted	44,128,091	24,521,767	568,951
		b) Syndicated loans	39,708,130	178,608,073	4,144,039
		c) Others	80,458,168	105,027,032	2,436,821

TOTAL			189,787,262	359,136,149	8,332,625

TOTAL ADVANCES			1,562,603,202	2,113,994,413	49,048,594

1.	Includes receivables under lease amounting to Rs. 577.9 million (March 31, 2006: Rs. 695.1 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheet (Continued)

SCHEDULE 10 - FIXED ASSETS
(Rs. in thousands)
			Convenience
			translation
			into US$,
	As of March 31,		As of March 31,
	2006	2007	2007
			Unaudited
I. Premises
At cost as on March 31 of preceding year	19,584,791	21,157,589	490,895
Opening adjustment	25,155	--	--
Additions during the year	1,699,414	3,306,091	76,707
Deductions during the year	(151,771)	(889,342)	(20,634)
Depreciation to date	(2,278,057)	(3,054,777)	(70,876)

Net block	18,879,532	20,519,561	476,092

II. Other fixed assets (including furniture and fixtures)
At cost as on March 31 of preceding year	17,808,855	22,521,357	522,537
Opening adjustment	77,299	--	--
Additions during the year	4,838,149	5,832,130	135,316
Deductions during the year	(202,946)	(732,466)	(16,995)
Depreciation to date	(11,710,388)	(14,771,468)	(342,725)

Net block	10,810,969	12,849,553	298,133

III. Assets given on Lease
At cost as on March 31 of preceding year	20,424,065	19,165,523	444,676
Additions during the year	544	--	--
Deductions during the year	(1,259,086)	(818,991)	(19,002)
Depreciation to date, accumulated lease adjustment and provisions	(7,427,319)	(8,314,159)	(192,904)

Net block	11,738,204	10,032,373	232,770

TOTAL FIXED ASSETS	41,428,705	43,401,487	1,006,995

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheet (Continued)

SCHEDULE 11 – OTHER ASSETS
                                                                                                                    (Rs. in thousands)
				Convenience
				translation
				into US$,
		As of March 31,		As of March 31,
		2006	2007	2007
				Unaudited
I.	Inter-office adjustments (net)	-	3,762,923	87,307
II.	Interest accrued	22,887,616	31,972,407	741,819
III.	Tax paid in advance/tax deducted at source (net)	28,418,197	37,839,774	877,953
IV.	Stationery and stamps	1,663	1,552	36
V.	NNon-banking assets acquired in satisfaction of claims [1]	3,627,879	3,536,564	82,055
VI.	Others
	a) Advance for capital assets	1,545,327	2,410,477	55,928
	b) Outstanding fees and other income	3,578,907	4,852,253	112,581
	c) Exchange fluctuation suspense with Government of India	24,966	--	--
	d) Swap suspense	71,587	168,266	3,904
	e) Deposits	26,069,853	32,125,652	745,375
	f) Deferred tax asset (Net)	2,471,990	7,659,104	177,705
	g) Early Retirement Option expenses not written off	885,979	501,979	11,647
	h) Others [2,3]	55,989,973	58,062,137	1,347,149

	TOTAL OTHER ASSETS	145,573,937	182,893,088	4,243,459

1.	Includes certain non-banking assets acquired in satisfaction of claims, which are in the process of being transferred in the Bank's name.
2.
Includes debit balance in profit and loss account Rs.73.7 million (March 31, 2006: Rs. 2,435.6 million) including debit balance in profit and loss account for joint ventures of Rs. 88.7 million (March 31, 2006: credit balance of Rs. 13.7 million.

3.	Includes goodwill on consolidation amounting to Rs. 624.0 million (March 31, 2006: 624.0 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the profit and loss account (Continued)

SCHEDULE 12 - CONTINGENT LIABILITIES
(Rs. in thousands)
				Convenience
				translation
				into US$,
		As of March 31,		As of March 31,
		2006	2007	2007
				Unaudited

I.	Claims against the Bank not acknowledged as debts	29,879,081	39,265,351	911,029
II.	Liability for partly paid investments	168,472	254,249	5,899
III.	Liability on account of outstanding forward exchange contracts	919,149,224	1,341,835,648	31,133,078
IV.	Guarantees given on behalf of constituents
	a) In India	170,959,502	241,625,700	5,606,165
	b) Outside India	20,488,570	58,018,630	1,346,140
V.	Acceptances, endorsements and other obligations	110,082,608	233,328,898	5,413,664
VI.	Currency swaps	197,909,516	391,431,046	9,081,927
VII.	Interest rate swaps, currency options and interest rate futures	2,852,269,039	3,984,601,670	92,450,155
VIII.	Other items for which the Bank is contingently liable	61,410,349	445,755,763	10,342,360

TOTAL CONTINGENT LIABILITES		4,362,316,361	6,736,116,955	156,290,417

ICICI Bank Limited and subsidiaries

Schedules forming part of the profit and loss account (Continued)

SCHEDULE 13 - INTEREST EARNED
                                        (Rs. in thousands)
		Year ended March 31,			Convenience translation into US$, Year ended
		2005	2006	2007	March 31, 2007
					Unaudited
I.	Interest/discount on advances/bills	73,502,466	106,359,009	169,700,875	3,937,375
II.	Income on investments	23,921,900	40,607,809	68,460,679	1,588,415
III.	Interest on balances with Reserve Bank of India and other inter-bank funds	2,334,833	3,433,183	9,037,876	209,695
IV.	Others [1]	2,269,570	958,247	2,813,065	65,269

TOTAL INTEREST EARNED		102,028,769	151,358,248	250,012,495	5,800,754

1.	Includes interest on income tax refunds of Rs.1028.2 million (March 31, 2006: Rs. 415.6 million ).

ICICI Bank Limited and subsidiaries

Schedules forming part of the profit and loss account (Continued)

SCHEDULE 14 - OTHER INCOME
(Rs. in thousands)
		Year ended March 31,			Convenience Translation into US$, Year ended
		2005	2006	2007	March 31, 2007
					Unaudited
I.	Commission, exchange and brokerage	20,751,386	32,546,535	54,432,414	1,262,933
II.	Profit/(loss) on sale of investments (net)	7,560,301	10,988,676	14,061,769	326,259
III.	Profit/(loss) on revaluation of investments (net)[1]	(2,619,166)	(8,526,996)	(11,777,037)	(273,249)
IV	Profit/(loss) on sale of land, buildings and other assets (net)[2]	(9,232)	51,832	351,246	8,150
V	Profit/(loss) on foreign exchange transactions (net)	2,781,079	4,451,911	8,435,218	195,713
V.	Premium and other operating Income from insurance business	29,673,600	50,703,679	95,125,466	2,207,087
VI.	Miscellaneous income (including lease income)[3]	4,392,606	4,581,256	2,996,351	69,521
TOTAL OTHER INCOME		62,530,574	94,796,893	163,625,427	3,796,414

1.	Includes amortisation of premium on government securities amounting to Rs. 9,987.0 million (March 31, 2006: Rs. 8,802.5 million)
2.	Includes profit/(loss) on sale of assets given on lease.
3.	Includes lease income of Rs. 2,403.3 million (March 31, 2006: Rs. 3,641.2 million).

SCHEDULE 15 - INTEREST EXPENDED
(Rs. in thousands)
		Year ended March 31,			Convenience translation into US$, Year ended
		2005	2006	2007	March 31, 2007
					Unaudited
I.	Interest on deposits	32,622,753	59,590,224	124,565,606	2,890,153
II.	Interest on Reserve Bank of India/inter-bank borrowings[1]	4,047,872	11,888,142	16,659,290	386,526
III.	Others (including interest on borrowings of erstwhile ICICI Limited)	31,373,162	29,536,430	35,532,297	824,416

TOTAL INTEREST EXPENDED		68,043,787	101,014,796	176,757,193	4,101,095

1.	Includes interest paid on inter-bank deposits.

ICICI Bank Limited and subsidiaries

Schedules forming part of the profit and loss account (Continued)

SCHEDULE 16 - OPERATING EXPENSES
                                        (Rs. in thousands)
	Year ended March 31,			Convenience translation into US$, Year ended
	2005	2006	2007	March 31, 2007
				Unaudited
I. Payments to and provisions for employees	10,907,630	17,112,066	26,364,966	611,716
II. Rent, taxes and lighting	2,465,214	3,036,174	5,032,549	116,764
III. Printing and stationery	1,052,945	1,421,619	2,310,409	53,606
IV. Advertisement and publicity	1,837,990	3,066,259	5,546,368	128,686
V. Depreciation on Bank's property (including non-banking assets)	3,283,466	3,908,328	4,272,235	99,124
VI. Depreciation (including lease equalisation) on leased assets	2,974,662	2,771,014	1,882,750	43,683
VII. Directors' fees, allowances and expenses	13,749	14,523	22,237	516
VIII. Auditors' fees and expenses	36,352	43,356	64,192	1,489
IX. Law charges	338,794	298,817	603,440	14,001
X. Postages, telegrams, telephones, etc.	2,216,732	2,825,681	4,392,443	101,913
XI. Repairs and maintenance	2,550,917	3,329,657	4,494,181	104,273
XII. Insurance	186,633	298,979	1,674,444	38,850
XIII. Direct marketing agency expenses	8,755,588	11,912,231	15,602,364	362,004
XIV. Claims and benefits paid pertaining to insurance business	1,573,313	3,924,456	8,065,681	187,139
XV. Other expenses pertaining to insurance business	24,788,108	39,464,176	75,292,734	1,746,931
XVI. Other expenditure	7,884,743	12,270,270	24,511,135	568,705
TOTAL OPERATING EXPENSES	70,866,836	105,697,606	180,132,128	4,179,400

SCHEDULE 17 - PROVISIONS AND CONTINGENCIES
(Rs. in thousands)
	Year ended March 31,			Convenience translation into US$, Year ended
	2005	2006	2007	March 31, 2007
I. Income tax				Unaudited
- Current period tax	2,522,096	8,177,377	12,013,402	278,733
- Deferred tax adjustment	3,131,712	(1,595,191)	(4,989,924)	(115,775)
- Fringe Benefit Tax	-	385,749	587,178	13,624
II. Wealth tax	30,009	30,063	30,102	698
III. Provision for investments (including credit substitutes) (net)	2,668,355	133,779	383,945	8,908
IV. Provision for advances (net)[1]	(889,859)	8,117,173	22,082,234	512,349
V. Others	85,984	203,564	307,652	7,138
TOTAL PROVISIONS AND CONTINGENCIES	7,548,297	15,452,514	30,414,589	705,675

1.	Includes provision on standard assets, non-performing advances, non-performing leased assets and other receivables.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated financial statements

SCHEDULE 18  : Significant accounting policies and notes to accounts

Overview

ICICI Bank Limited (“ICICI Bank” or “the Bank”) together with its subsidiaries, joint ventures and associates (collectively, “the Company” or “the Group”) is a diversified financial services group providing a wide range of banking and financial services including commercial banking, retail banking, project and corporate finance, working capital finance, insurance, venture capital and private equity, investment banking, broking and treasury products and services.

The Bank was incorporated in Vadodara, India and is a publicly held banking company governed by the Banking Regulation Act, 1949.

Principles of consolidation

The consolidated financial statements include the financials of ICICI Bank, its subsidiaries and joint ventures.

The Bank consolidates subsidiaries in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. Entities where the Bank holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence, other than investments of designated venture capital subsidiaries, are accounted for under the equity method of accounting, and the pro-rata share of their income/(loss) is included in the consolidated profit and loss account. Assets, liabilities, income and expenditure of jointly controlled entities are consolidated using the proportionate consolidation method. Under this method, the Bank’s share of each of the assets, liabilities, income and expenses of the jointly controlled entity are reported in separate line items in the consolidated financial statements. The total assets at March 31, 2007 and total income for the year ended March 31, 2007 of the entities consolidated by the proportionate consolidation method is Rs. 128.2 million and Rs. 9.6 million respectively. The Bank does not consolidate entities where control is intended to be temporary. All significant inter-company accounts and transactions are eliminated on consolidation.

Basis of preparation

The accounting and reporting policies of the Company used in the preparation of these consolidated financial statements conform to generally accepted accounting principles in India (Indian GAAP), guidelines issued by Reserve Bank of India (“RBI”), Insurance Regulatory and Development Authority (“IRDA”) and National Housing Bank (“NHB”) from time to time and as applicable to relevant companies and practices generally prevalent within the banking industry in India.

The Company follows the accrual method of accounting except where otherwise stated and historical cost convention. In case the accounting policies followed by a subsidiary or joint venture are different from those followed by the Bank, the same have been disclosed separately.

The preparation of consolidated financial statements requires management to make estimates and assumptions considered in the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported income and expenses during the reporting period. The management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. Actual results could differ from these estimates.

The consolidated financial statements include the results of the following entities.

Sr. No.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
1	ICICI Securities Primary Dealership Limited (formerly ICICI Securities Limited) [1]	India	Subsidiary	Investment banking	99.94%
2	ICICI Securities Limited (formerly ICICI Brokerage Services Limited) [2,3,4]	India	Subsidiary	Securities broking	99.94%
3	ICICI Securities Inc.	USA	Subsidiary	Investment banking and securities broking	99.94%
4	ICICI Securities Holdings Inc.	USA	Subsidiary	Investment banking	99.94%
5	ICICI Venture Funds Management Company Limited	India	Subsidiary	Venture fund management	100.00%
6	ICICI Home Finance Company Limited [5]	India	Subsidiary	Housing finance	100.00%
7	ICICI Trusteeship Services Limited	India	Subsidiary	Trusteeship services	100.00%
8	ICICI Investment Management Company Limited	India	Subsidiary	Investment management	100.00%
9	ICICI International Limited	Mauritius	Subsidiary	Offshore fund management	100.00%
10	ICICI Bank UK PLC. (formerly ICICI Bank UK Limited)	United Kingdom	Subsidiary	Banking	100.00%
11	ICICI Bank Canada [6]	Canada	Subsidiary	Banking	100.00%
12	ICICI Bank Eurasia Limited Liability Company [7]	Russia	Subsidiary	Banking	100.00%
13	ICICI Property Trust	India	Consolidated as per Accounting Standard (‘AS’) 21	Assets and investments management	100.00%
14	ICICI Eco-net Internet and Technology Fund	India	Consolidated as per Accounting Standard (‘AS’) 21	Venture capital fund	92.03%
15	ICICI Equity Fund	India	Consolidated as per Accounting Standard (‘AS’) 21	Venture capital fund	100.00%
16	ICICI Emerging Sectors Fund	India	Consolidated as per Accounting Standard (‘AS’) 21	Venture capital fund	99.29%
17	ICICI Strategic Investment Fund	India	Consolidated as per Accounting Standard (‘AS’) 21	Venture capital fund	100.00%
18	ICICI Prudential Life	India	Subsidiary	Life Insurance	73.86%

Sr. No.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
	Insurance Company Limited [8]
19	ICICI Lombard General Insurance Company Limited [8]	India	Subsidiary	General Insurance	73.84%
20	ICICI Prudential Asset Management Company Limited [8,9]	India	Subsidiary	Asset management company for ICICI Prudential Mutual Fund (formerly Prudential ICICI Mutual Fund)	50.99%
21	ICICI Prudential Trust Limited [8,9]	India	Subsidiary	Trustee company for ICICI Prudential Mutual Fund (formerly Prudential ICICI Mutual Fund)	50.80%
22	TCW/ICICI Investment Partners LLC [10]	Mauritius	Jointly controlled entity	Asset and fund management company	50.00%
23	TSI Ventures (India) Private Limited [10]	India	Jointly controlled entity	Real estate consultant	50.00%

1.	Effective March 1, 2007, the name of ICICI Securities Limited has been changed to ICICI Securities Primary Dealership Limited.
2.	Effective March 26, 2007, the name of ICICI Brokerage Services Limited has been changed to ICICI Securities Limited.
3.	Effective October 1, 2006, ICICI Web Trade Limited has merged with ICICI Securities Limited (formerly ICICI Brokerage Services Limited), a subsidiary of the Bank.
4.	Includes direct and indirect holdings.
5.
Effective August 11, 2005, ICICI Distribution Finance Private Limited has merged with ICICI Home Finance Company Limited. Consequent to the merger, ICICI Distribution Finance Private Limited ceases to be a subsidiary of the Bank.

6.
ICICI Wealth Management Inc. (“ICICI WM”) was incorporated as a 100% subsidiary of ICICI Bank Canada on July 28, 2006. ICICI WM received a Limited Market Dealer license from the Ontario Securities Commission on March 2, 2007, which permits ICICI WM to provide wealth management services to accredited Investors and Sophisticated Investors (both as defined in Canadian regulations) in Canada (except those in the provinces of Newfoundland and Labrador). ICICI WM has not yet been capitalised and is yet to commence operations, both of which are expected shortly.

7.	ICICI Bank Eurasia Limited Liability Company has become a subsidiary of ICICI Bank Limited with effect from May 19, 2005, being the date of its acquisition.
8.
The financial statements of these jointly controlled entities have been consolidated as per AS 21 on “Consolidated Financial Statements” consequent to the limited revision to AS 27 on “Financial Reporting of Interests in Joint Ventures”.

9.
Effective January 17, 2007, the name of Prudential ICICI Asset Management Company Limited and Prudential ICICI Trust Limited has been changed to ICICI Prudential Asset Management Company Limited and ICICI Prudential Trust Limited respectively.

10.	These entities have been consolidated as per the proportionate consolidation method as prescribed by AS 27 on “Financial Reporting of Interests in Joint ventures”.

A. SIGNIFICANT ACCOUNTING POLICIES

1.	Foreign currency transactions

The consolidated financial statements of the Company are reported in Indian rupees (Rs.), the national currency of India. Foreign currency income and expenditure items are translated as follows.

•	For domestic operations, at the exchange rates prevailing on the date of the transaction with the resultant gain or loss accounted for in the profit and loss account.

•
For integral foreign operations (representative offices), at weekly average closing rates with the resultant gain or loss accounted for in the profit and loss account. An integral foreign operation is a subsidiary, associate, joint venture or branch of the reporting enterprise, the activities of which are based or conducted in a country other than the country of the reporting enterprise but are an integral part of the reporting enterprise.

•
For non-integral foreign operations (foreign branches and off-shore banking units), at the quarterly average closing rates with the resultant gains or losses accounted for as foreign currency translation reserve.

Monetary foreign currency assets and liabilities of domestic and integral foreign operations are translated at closing exchange rates notified by Foreign Exchange Dealers’ Association of India (“FEDAI”) at the balance sheet date and the resulting profits/losses are included in the profit and loss account.

Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations are translated at closing exchange rates notified by FEDAI at the balance sheet date and the resulting profit/loss on exchange differences are accumulated in the foreign currency translation reserve until the disposal of the net investment in the non-integral foreign operations.

The premium or discount arising on inception of forward exchange contracts that are entered into to establish the amount of reporting currency required or available at the settlement date of a transaction is amortised over the life of the contract. All other outstanding forward exchange contracts are revalued at the exchange rates notified by FEDAI for specified maturities and at interpolated rates for contracts of in-between maturities. The resultant gains or losses are recognised in the profit and loss account.

Contingent liabilities on account of guarantees, endorsements and other obligations denominated in foreign currency are disclosed at the closing exchange rates notified by FEDAI at the balance sheet date.

2.	Revenue recognition

•
Interest income is recognised in the profit and loss account as it accrues except in the case of non-performing assets (“NPAs”) where it is recognised, upon realisation, as per the prudential norms of RBI.

•	Income from hire purchase operations is accrued by applying the implicit interest rate on outstanding balances.

•
Income from leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease over the primary lease period. Leases entered into till March 31, 2001 have been accounted for as operating leases. Leases effective from April 1, 2001 are accounted as advances at an amount equal to the net investment in the lease. The lease rentals are apportioned between principal and finance income based on a pattern reflecting a constant periodic return on the net investment of outstanding in respect of finance lease. The principal amount is recognised as repayment of advances and the finance income is reported as interest income.

•	Income on discounted instruments is recognised over the tenure of the instrument on a constant yield basis.

•	Dividend income is accounted on an accrual basis when the right to receive the dividend is established.

•	Loan processing fee is accounted for upfront when it becomes due.

•	Project appraisal/structuring fee is accounted for at the completion of the agreed service.

•	Arranger fee is accounted for as income when a significant portion of the arrangement/syndication is completed.

•	Commission received on guarantees issued is amortised on a straight-line basis over the period of the guarantee.

•
Net income arising from sell down/securitisation of loan assets prior to February 1, 2006 has been recognised upfront in interest income. Effective February 1, 2006 net income arising from securitisation of loan assets is amortised over the life of securities issued or to be issued by the special purpose vehicle/special purpose entity to which the assets are sold. Net income arising from sale of loan assets through direct assignment without any recourse obligation, is recognised at the time of sale.

•
Income from brokerage activities is recognised as income on the trade date of the transaction. Brokerage income in relation to public issues/other securities is recognised based on mobilisation and terms of agreement with the client. The Company follows trade date method for accounting of its investments.

•
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

•
General insurance premium is recognised as income over the period of risk or the contract period based on 1/365 method, whichever is appropriate on a gross basis, net of service tax. Any subsequent revision to premium is recognised over the remaining period of risk or contract period. Adjustments to premium income arising on cancellation of policies are recognised in the period in which the policies are cancelled. Commission on re-insurance business is recognised as income in the period of ceding the risk. Profit commission under re-insurance treaties is recognised as income in the period of determination of profits.

•
Insurance premium on ceding of the risk is recognised in the period in which the risk is ceded. Any subsequent revision to premium ceded is recognised in the period of such revision. Adjustment to re-insurance premium arising on cancellation of policies is recognised in the period in which it is cancelled. In case of life insurance business, re-insurance premium ceded is accounted in accordance with the treaty or in-principal arrangement with the re-insurer.

•	Premium deficiency is recognised when the sum of expected claim costs and related expenses exceed the reserve for unexpired risks and is computed at a business segment level.

3.	Stock based compensation

The following entities within the group have issued stock options to their employees.

•	ICICI Bank Limited
•	ICICI Prudential Life Insurance Company Limited
•	ICICI Lombard General Insurance Company Limited

The Employee Stock Option Scheme (“the scheme”) provides for grant of equity shares of the Bank to employees of the Bank. The scheme provides that employees are granted an option to acquire equity shares of the Bank that vests in a graded manner. The options may be exercised within a specified period. ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited have also formulated similar stock option schemes for their employees. ICICI Securities Primary Dealership Limited has approved a Long Term Incentive Scheme for its employees. As per this scheme, long term incentive units (incentive units) are granted to employees, which vests over a vesting period specified in the scheme. Each incentive unit is equal to one notional share of ICICI Securities Primary Dealership Limited.

The Company follows the intrinsic value method to account for its stock-based employees compensation plans. Compensation is cost measured as the excess, if any, of the fair market price of the underlying stock over the exercise price. The fair market price is the latest closing price, immediately prior to the date of the Board of Directors meeting in which the options are granted, on the stock exchange on which the shares of the Bank are listed. If the shares are listed on more that one stock exchange, then the stock exchange where there is highest trading volume on the said date shall be considered. In case of ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited, the fair value of the shares is determined based on an independent valuer’s report.

Since the exercise price of the Bank’s stock option is equal to the fair value price there is no compensation cost under the intrinsic value method.

4.	Income taxes

Income tax expense is the aggregate amount of current tax, deferred tax and fringe benefit tax charge. Current year taxes are determined in accordance with the Income-tax Act, 1961. Deferred tax adjustments comprise of changes in the deferred tax assets or liabilities during the period.

Deferred tax assets and liabilities are recognised on a prudent basis for the future tax consequences of timing differences arising between the carrying values of assets and liabilities and their respective tax basis, and carry forward losses. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. The impact of changes in the deferred tax assets and liabilities is recognised in the profit and loss account.

Deferred tax assets are recognised and reassessed at each reporting date, based upon management’s judgement as to whether realisation is considered certain. Deferred tax assets are recognised on carry forward of unabsorbed depreciation, tax losses and carry forward capital losses, only if there is virtual certainty that such deferred tax asset can be realised against future profits.

In the consolidated financial statements, deferred tax assets and liabilities are computed at individual entity level and aggregated for consolidated reporting.

5.	Claims and benefits paid

In case of general insurance business, claims comprise claims paid, estimated liability for outstanding claims made following a loss occurrence reported and estimated liability for claims incurred but not reported (‘IBNR’) and claims incurred but not enough reported (‘IBNER’). Further, claims incurred also include specific claim settlement costs such as survey/legal fees and other directly attributable costs. Claims (net of amounts receivable from re-insurers/co-insurers) are recognised on the date of intimation of the loss. Estimated liability for outstanding claims at the balance sheet date is recorded net of claims recoverable from/payable to co-insurers/re-insurers and salvage to the extent there is certainty of realisation. Estimated liability for outstanding claim is determined by the entity on the basis of ultimate amounts likely to be paid on each claim based on past experience. These estimates are progressively revalidated on availability of further information. Claims IBNR represent that amount of claims that may have been incurred during the accounting period but have not been reported or claimed. The claims IBNR provision also includes provision, if any, required for claims IBNER. Liability for claims IBNR/claims IBNER is based on an actuarial estimate duly certified by the appointed actuary of the entity. In case of life insurance business, claims other than maturity claims are accounted for on receipt of intimation. Maturity claims are accounted when due for payment. Re-insurance on such claims is accounted for in the same period as the related claims. Withdrawals under linked policies are accounted in the respective schemes.

6.	Liability for life policies in force

In respect of life insurance business, liability for life policies in force and also policies in respect of which premium has been discontinued but a liability exists, is determined by the appointed actuary on the basis of an annual review of the life insurance business, as per the gross premium method in accordance with accepted actuarial practice, requirements of the IRDA and the Actuarial Society of India. The linked policies sold by the entity carry two types of liabilities – unit liability representing the fund value of policies and non-unit liability for future expenses, meeting death claims, income taxes and cost of any guarantees.

7.	Reserve for unexpired risk

Reserve for unexpired risk is recognised net of re-insurance ceded and represents premium written that is attributable and to be allocated to succeeding accounting periods for risks to be borne by the entity under contractual obligations on contract period basis or risk period basis, whichever is appropriate. It is calculated on a daily pro-rata basis subject to a minimum of 50% of the premium written during the 12 months preceding the balance sheet date for fire, marine, cargo and miscellaneous business and 100% for marine hull business, in accordance with the provisions of the Insurance Act, 1938.

8.	Actuarial method and valuation

In case of life insurance business, the actuarial valuation liability on both participating and non-participating policies is calculated using the gross premium method. The gross premium reserves are calculated using assumptions for interest, mortality, expense and inflation and in the case of participating policies, the future bonuses together with allowance for taxation and allocation of profits to shareholders. These assumptions are determined as prudent estimates at the date of valuation with allowances for adverse deviations.

The interest rates used for valuing the liabilities are in the range of 4.7% to 10.0% per annum (previous year – 4.7% to 10.0% per annum).

Mortality rates used are based on the published L.I.C. (1994-96) Ultimate Mortality Table, adjusted to reflect expected experience and allowances for adverse deviation. Expenses are provided for, at long-term expected renewal expense levels.

Unearned premium reserves are held for the unexpired portion of the risk for the general fund liabilities of linked business and riders there under and one year renewable group term insurance.

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

Gratuity

ICICI Bank pays gratuity to employees who retire or resign after a minimum period of five years of continuous service. ICICI Bank makes contributions to three separate gratuity funds, for employees inducted from erstwhile ICICI Limited (ICICI), employees inducted from erstwhile Bank of Madura and employees of ICICI Bank other than employees inducted from erstwhile ICICI and erstwhile Bank of Madura.

Separate gratuity funds for employees inducted from erstwhile ICICI and erstwhile Bank of Madura are managed by ICICI Prudential Life Insurance Company Limited. Actuarial valuation of the gratuity liability is determined by an actuary appointed by ICICI Prudential Life Insurance Company Limited. The investments of the funds are made according to rules prescribed by the Government of India. The gratuity fund for employees of ICICI Bank, other than employees inducted from erstwhile ICICI and erstwhile Bank of Madura, is administered by the Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited. In accordance with the gratuity fund’s rules. Actuarial valuation of gratuity liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

As per the transition provision of AS 15 (Revised) on “Accounting for retirement benefits in financial statements of employer”, the difference in the liability on account of gratuity benefits created by the Bank at March 31, 2006 due to the revised standard have been included in Schedule 2 (“Reserves and Surplus”).

Superannuation Fund

ICICI Bank contributes 15.0% of the total annual salary of each employee to a superannuation fund for ICICI Bank employees. ICICI Bank’s employees get an option on retirement or resignation to receive one-third of the total balance and a monthly pension based on the remaining two-third balance. In the event of death of an employee, his or her beneficiary receives the remaining accumulated two-third balance. ICICI Bank also gives cash option to its employees, allowing them to receive the amount contributed by ICICI Bank in their monthly salary during their employment. Upto March 31, 2005, the superannuation fund was administered solely by the Life Insurance Corporation of India. Subsequent to March 31, 2005, the fund is being administered by both Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited. Employees had the option to retain the existing balance with Life Insurance Corporation of India or seek a transfer to ICICI Prudential Life Insurance Company Limited.

Pension

The Bank provides for pension, a deferred retirement plan covering certain employees. The plan provides for a pension payment on a monthly basis to these employees on their retirement based on the respective employee’s salary and years of employment with the Bank. Employees covered by the pension plan are not eligible for benefits under the provident fund plan, a defined contribution plan.

As per the transition provision of AS 15 (Revised) on “Accounting for retirement benefits in financial statements of employer”, the difference in the liability on account of pension benefits created by the Bank at March 31, 2006 due to the revised standard have been included in Schedule 2 (“Reserves and Surplus”).

Provident Fund

ICICI Bank is statutorily required to maintain a provident fund as a part of its retirement benefits to its employees. There are separate provident funds for employees inducted from erstwhile Bank of Madura (other than those employees who have opted for pensions), and for other employees of ICICI Bank. These funds are managed by in-house trustees. Each employee contributes 12.0% of his or her basic salary (10.0% for clerks and sub-staff of erstwhile Bank of Madura) and ICICI Bank contributes an equal amount of the funds. The investments of the funds are made according to rules prescribed by the Government of India.

Leave encashment

The Bank provides for leave encashment benefit, which is a defined benefit scheme, based on actuarial valuation as at the balance sheet date conducted by an independent actuary.

As per the transition provision of AS 15 (Revised) on “Accounting for retirement benefits in financial statements of employer”, the difference in the liability on account of leave encashment benefits created by the Bank at March 31, 2006 due to the revised standard have been included in Schedule 2 (“Reserves and Surplus”).

In respect of other entities within the group, retirement benefits in the form of provident fund and other defined contribution schemes, the contribution payable by the entity for the year is charged to the profit and loss account for that year. In respect of gratuity benefit and other benefit schemes, where the entity makes payments for retirement benefits out of its own funds, provisions are made in the profit and loss account based on actuarial valuation.

11.	Provisions, contingent liabilities and contingent assets

The Company estimates the probability of any loss that might be incurred on outcome of contingencies on the basis of information available upto the date on which the consolidated financial statements are prepared. A provision is recognised when an enterprise has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. Provisions are determined based on management estimate required to settle the obligation at the balance sheet date, supplemented by experience of similar transactions. These are reviewed at each balance sheet date and adjusted to reflect the current estimates. In cases where the available information indicates that the loss on the contingency is reasonably possible but the amount of loss cannot be reasonably estimated, a disclosure is made in the consolidated financial statements. In case of remote possibility neither provision nor disclosure is made in the consolidated financial statements. The Company does not account for contingent assets, if any.

12.	Cash and cash equivalents

Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

13.	Investments

Investments of the Bank are accounted for in accordance with the extant RBI guidelines on investment classification and valuation as given below.

a)
All investments are categorised into ‘Held to Maturity’, ‘Available for Sale’ and ‘Held for Trading’ categories. Re-classifications, if any, in any category are accounted for as per the RBI guidelines.

Under each category, the investments are further classified under (a) government securities (b) other approved securities (c) shares (d) bonds and debentures (e) subsidiaries and joint ventures and (f) others.

b)
‘Held to Maturity’ securities are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of the securities acquired is amortised over the remaining period to maturity on the basis of constant effective yield. A provision is made for other than temporary diminution in the profit and loss account.

c)
‘Available for Sale’ and ‘Held for Trading’ securities are valued periodically as per RBI guidelines. Any premium over the face value of the investments in government securities classified as ‘Available for Sale’ is amortised over the remaining period to maturity on the basis of constant effective yield. Quoted investments are valued based on the trades/quotes on the recognized stock exchanges, SGL account transactions, price list of RBI or prices declared by Primary Dealers Association of India jointly with Fixed Income Money Market and Derivatives Association (“FIMMDA”), periodically.

The market/fair value of unquoted government and other approved securities (“SLR”) included in the ‘Available for Sale’ and ‘Held for Trading’ categories is as per the rates published by FIMMDA. The valuation of other than government and other approved securities (“Non-SLR securities”), other than those quoted on the stock exchanges, wherever linked to the Yield-to-Maturity (“YTM”) rates, is computed with a mark-up (reflecting associated credit risk) over the YTM rates for government securities published by FIMMDA.

Unquoted equity shares are valued at the book value, if the latest balance sheet is available or at Re. 1 as per RBI guidelines.

Securities are valued scrip-wise and depreciation/appreciation aggregated for each category. Net appreciation, if any, in each basket, being unrealised, is ignored, while net depreciation is provided for.

d)	Costs including brokerage and commission pertaining to investments, paid at the time of acquisition, are charged to the profit and loss account.

e)
Profit on sale of investments in the ‘Held to Maturity’ category is credited to the profit and loss account and is thereafter appropriated (net of applicable taxes and statutory reserve requirements) to capital reserve. Profit on sale of investments in ‘Available for sale’ and ‘Held for Trading’ categories is credited to profit and loss account.

f)
At the end of each reporting period, security receipts issued by the asset reconstruction company are valued in accordance with the guidelines prescribed by RBI. Accordingly, as the security receipts issued by the asset reconstruction company are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Bank considers the Net Asset Value (“NAV”), obtained from the asset reconstruction company, for valuation of such investments at each reporting period end.

g)	Repurchase and reverse repurchase transactions are accounted for in accordance with the extant RBI guidelines.

h)	Broken period interest on debt instruments is treated as a revenue item.

The venture capital investments are carried at fair values, with unrealised gains and temporary losses on investments recognised as components of investors’ equity and accounted for in the unrealised investment reserve account. The realised gains and losses on investments and units in mutual funds and unrealised gains or losses on restatement of units in mutual funds are accounted for in the profit and loss account. Provisions are made in respect of accrued income considered doubtful. Such provisions as well as any subsequent recoveries are recorded through the profit and loss account. Subscription to/purchase of investments are accounted at the cost of acquisition inclusive of brokerage, commission and stamp duty. Bonus shares and right entitlements are recorded when such benefits are known. Quoted investments are valued on the valuation date at the closing market price. Quoted investments that are not traded on the valuation date but are traded during the two months prior to the valuation date are valued at the latest known closing price. An appropriate discount is applied where the asset management company considers it necessary to reflect restrictions on disposal. Quoted investments not traded during the two months prior to the valuation date are treated as unquoted. Unquoted investments are valued at their estimated fair values by applying appropriate valuation methods. Where there is a decline, other than temporary in the carrying amounts of investments, the resultant reduction in the carrying amount is charged to the profit and loss account during the period in which such decline is identified.

The Bank’s investment banking subsidiary classifies its investments as short-term and trading or as long-term investments. The securities held with the intention of holding for short-term and trading are classified as stock in trade and the securities acquired with the intention of holding till maturity or for a longer period are classified as long-term investments. The securities held as stock in trade are valued at lower of cost arrived at on weighted average basis or market/fair value and long-term investments are carried at cost arrived at on a weighted average basis. Appropriate provision is made for other than temporary diminution in the value of investments. Commission earned in respect of securities acquired upon devolvement is reduced from the cost of acquisition.

The Bank’s housing finance subsidiary classifies its investments as current investments and long-term investments. Investments that are readily realisable and intended to be held for not more than a year are classified as current investments, which are carried at the lower of cost or the market value. All other investments are classified as long-term investments, which are carried at cost. However a provision for diminution in value is made to recognise any other than temporary decline in the value of investments. Costs such as brokerage, commission etc. paid at the time of acquisition of investments are included in the investment cost.

The investments in real estate made by the insurance subsidiaries are valued at historical cost subject to provision for impairment, if any. Revaluation of investments in real estate is done at least once in every three years.

14.	Provisions/write-offs on loans and other credit facilities

All credit exposures of the Bank are classified as per RBI guidelines, into performing and non-performing assets (“NPAs”). Further, NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI. In the case of corporate loans, provisions are made for sub-standard and doubtful assets at rates prescribed by RBI. Loss assets and the unsecured portion of doubtful assets are provided/written off as per the extant RBI guidelines. Subject to the minimum provisioning levels prescribed by RBI, provision on homogeneous retail loans/receivables is assessed at a portfolio level, on the basis of days past due.

For restructured/rescheduled assets, provision is made by the Bank in accordance with the guidelines issued by RBI, which requires a provision equal to the present value of the interest sacrifice to be made at the time of restructuring.

In the case of NPAs other than restructured NPA accounts, the account is upgraded to the standard category, if arrears of interest and principal are fully paid by the borrower. In respect of NPA accounts subjected to restructuring, the account is upgraded as “standard” account if arrears of interest and principal are fully paid by the borrower.

In respect of non-performing loan accounts subjected to restructuring, the account is upgraded to standard only after the specified period i.e. a period of one year after the date when first payment of interest or of principal, whichever is earlier, falls due, subject to satisfactory performance of the account during the period.

Amounts recovered against debts written off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are recognised in the profit and loss account.

In addition to the specific provision on NPAs, the Bank maintains a general provision on performing loans. The general provision meets the requirements of the RBI guidelines.

In addition to the provisions required to be held according to the asset classification status, provisions are held by the Bank for individual country exposure (other than for home country). The countries are categorised into seven-risk categories namely insignificant, low, moderate, high, very high, restricted and off-credit and provisioning made on exposures exceeding 90 days on a graded scale ranging from 0.25% to 100%. For exposures with contractual maturity of less than 90 days, 25% of the provision is required to be held. If the country exposure (net) of the Bank in respect of each country does not exceed 1% of the total funded assets, no provision is maintained on such country exposure.

In the case of the Bank’s investment-banking subsidiary, the policy of provisioning against NPAs is as per the prudential norms prescribed by the RBI for non-banking financial companies. As per the policy adopted, the provision against sub-standard assets are determined, taking into account management’s perception of the higher risk associated with the business of the company. Certain NPAs are considered as loss assets and full provision has been made against such assets.

In case of the Bank’s housing finance subsidiary, loans and other credit facilities are classified as per the NHB guidelines into performing and non-performing assets. Further, NPA’s are classified into sub-standard, doubtful and loss assets based on criteria stipulated by NHB. Additional provisions are made against specific non performing assets over and above what is stated above, if in the opinion of the management, increased provisions are necessary.

In the case of the Bank’s Canadian subsidiary, loans are stated net of allowance for credit losses. Loans are classified as impaired when there is no longer reasonable assurance of the timely collection of the full amount of principal or interest. An allowance for credit losses is maintained at a level that management considers adequate to absorb identified credit related losses as well as losses that have been incurred but are not yet identifiable.

15.	Transfer and servicing of assets

The Bank transfers commercial and consumer loans through securitisation transactions. The transferred loans are de-recognised and gains/losses, net of provisions, are accounted for only if the Bank surrenders the rights to benefits specified in the loan contract. Recourse and servicing obligations are reduced from proceeds of the sale. Retained beneficial interests in the loans are measured by allocating the carrying value of the loans between the assets sold and the retained interest, based on the relative fair value at the date of the securitisation.

In accordance with RBI guidelines, with effect from February 1, 2006, the Bank accounts for any loss arising from securitisation immediately at the time of sale and the profit/premium arising from securitisation is amortised over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold.

16.	Fixed assets and depreciation

Premises and other fixed assets are carried at cost less accumulated depreciation. Cost includes freight, duties, taxes and incidental expenses related to the acquisition and installation of the asset. Depreciation is charged over the estimated useful life of a fixed asset on a straight-line basis, except for those relating to venture capital, investment banking and asset management subsidiaries where depreciation is charged on a written down value method. The rates of depreciation for fixed assets are not lower than the rates prescribed in schedule XIV of the Companies Act, 1956.

Depreciation on leased assets and leasehold improvements is recognised on a straight-line basis using rates determined with reference to the primary period of lease or rates specified in Schedule XIV of the Companies Act, 1956, whichever is higher.

Assets purchased/sold during the year are depreciated on a pro-rata basis for the actual number of days the asset has been put to use.

Items costing up to Rs. 5,000/- are depreciated fully over a period of 12 months from the date of purchase.

In case of the Bank’s life insurance subsidiary, assets costing up to Rs. 20,000 are fully depreciated in the year of acquisition. Intangible assets comprising software are stated at cost less amortisation.

Significant improvements to software are capitalised while the insignificant improvements are charged off as software expenses. Software expenses, that are capitalised, are amortised on straight-line method over a period of three years from the date they are put to use, being management’s estimate of the useful life of such intangibles. Depreciation on furniture and fixtures is charged @ 25% per annum.

In case of the Bank’s general insurance and housing finance subsidiary, computer software are stated at cost less amortisation. Computer software including improvements is amortised over a period of five years, being management’s estimate of the useful life of such intangibles.

In case of the investment banking subsidiary, membership right to the stock exchange is treated as an asset and the value paid to acquire such rights is amortised over a period of 10 years.

17.	Accounting for derivative contracts

The Company enters into derivative contracts such as foreign currency options, interest rate and currency swaps and cross currency interest rate swaps for hedging or for trading purposes.

The swap contracts entered to hedge on-balance sheet assets and liabilities are structured such that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and accounted pursuant to the principles of hedge accounting. Hedged swaps/options are accounted for on an accrual basis.

Foreign currency and rupee derivative contracts entered into for trading purposes are marked to market and the resulting gain/loss, (net of provisions, if any) is accounted for in the profit and loss account.

18.	Impairment of assets

Fixed assets and certain intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net discounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is recognised by debiting the profit and loss account and is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

19.	Earnings per share (“EPS”)

Basic and diluted earnings per equity share are computed in accordance with Accounting Standard 20, “Earnings per Share”. Basic earnings per share is computed by dividing the net profit or loss for the year attributable to equity shareholders by the weighted average number of equity shares outstanding during the year.

Diluted earnings per share reflects the potential dilution that could occur if contracts to issue equity shares were exercised or converted during the year. Diluted earnings per equity share is computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the year, except where the results are anti-dilutive.

20.	Lease Transactions

Lease payments for assets taken on operating lease are recognised as an expense in the profit and loss account over the lease term.

B.	NOTES FORMING PART OF THE ACCOUNTS

The following additional disclosures have been made taking into account the requirements of accounting standards and RBI guidelines in this regard.

1.	Merger of Sangli Bank

On December 9, 2006, the Board of Directors of ICICI Bank Limited and the Board of Directors of the Sangli Bank Limited (“Sangli Bank”) at their respective meetings, approved and all-stock amalgamation of Sangli Bank with ICICI Bank at a share exchange ratio of 100 shares of ICICI Bank for 925 shares of Sangli Bank. The shareholders of Sangli Bank have approved the scheme in their extra-ordinary general meeting held on January 15, 2007 and the shareholders of ICICI Bank have approved the scheme of amalgamation in their extra-ordinary general meeting held on January 20, 2007.

RBI has sanctioned the scheme of amalgamation with effect from April 19, 2007 vide its order DBOD No. PSBD 10268 / 16.01.128/2006 -07 under sub-section (4) of section 44A of the Banking Regulation Act, 1949.

At the year ended March 31, 2006, Sangli Bank had total assets of Rs. 21,508.5 million, deposits of Rs. 20,043.3 million, loans of Rs. 8,882.8 million and capital adequacy of 1.6%. During the year ended March 31, 2006, it incurred a loss of Rs. 292.7 million.

2.	Equity issue of ICICI Bank Limited

During the year ended March 31, 2006, the Bank raised equity capital amounting to Rs. 80,006.1 million. The expenses of the issue amounting to Rs. 874.1 million have been charged to the share premium account. The details of the equity capital raised are given in the table below.

Rupees in million, except per share data
Details	No. of equity	Amount of	Aggregate
	shares	share premium	proceeds
Fully paid equity shares of Rs. 10 each at a premium of Rs. 515 per share	67,787,322	34,910.5	35,588.3
Fully paid equity shares of Rs. 10 each at a premium of Rs. 488.75 per share	28,894,060	14,122.0	14,410.9
18,618,730 American Depository Share (“ADS”) at a price of US$ 26.75 per share [1]	37,237,460	22,134.6	22,506.9
Fully paid equity shares of Rs. 10 each issued by exercise of the green shoe option	14,285,714	7,357.1	7,500.0
Total	148,204,556	78,524.2	80,006.1
1.	Includes 2,428,530 ADSs issued on exercise of the green shoe option.

3.	Earnings per share (“EPS”)

Basic and diluted earnings per equity share are computed in accordance with Accounting Standard 20, “Earnings per Share”. Basic earnings per share is computed by dividing the net profit after tax attributable to equity shareholders by the weighted average number of equity shares outstanding during the year.

Diluted earnings per share is computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the year.

The computation of earnings per share is given below.
Rupees in million, except per share data
	Year ended March 31, 2006	Year ended March 31, 2007
Basic
Weigted average no. of equity shares outstanding	781,693,773	892,820,768
Net profit	24,200.9	27,606.3
Basic earnings per share (Rs.)	30.96	30.92
Diluted
Weigted average no. of equity shares outstanding	789,963,635	897,743,476
Net profit	24,200.9	27,606.3
Diluted earnings per share (Rs.)	30.64	30.75
Nominal value per share (Rs.)	10.0	10.0
The dilutive impact is mainly due to options granted to employees by the Bank.

4.	Related party transactions

The significant transactions between the company and key management personnel1 are given below.

Interest income

During the year ended March 31, 2007, the Bank received interest from its key management personnel1 amounting to Rs. 0.7 million (March 31, 2006: Rs. 0.5 million).

Dividend paid

During the year ended March 31, 2007, the Bank paid dividend to its key management personnel amounting to Rs. 4.4 million (March 31, 2006: Rs. 3.2 million).

Remuneration to whole-time directors

During the year ended March 31, 2007, the Bank paid remuneration to its whole-time directors amounting to Rs. 87.0 million (March 31, 2006: Rs. 75.9 million).

Related party balances

The following are the balances payable to/receivable from key management personnel as on March 31, 2007:
Rupees in million
Items	As on March 31, 2006	As on March 31, 2007
Deposits	24.9	79.7
Advances	15.4	20.6
Investments	4.3	14.1

The following balances represent the maximum balance payable to/receivable from key management personnel during the year ended March 31, 2007:
Rupees in million
Items	Year ended March 31, 2006	Year ended March 31, 2007
Deposits	46.1	129.0
Advances	21.2	20.8
Investments	4.4	14.1
1.	Includes whole-time directors and their relatives.

5.	Employee stock option scheme (“ESOS”)

In terms of the ESOS, as amended, the maximum number of options granted to any eligible employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the eligible employees shall not exceed 5% of the aggregate number of the issued equity shares of the Bank of the date(s) of the grant of options.

In terms of the scheme, 13,187,783 option (March 31, 2006: 17,362,584 options) granted to eligible employees were outstanding at March 31, 2007.

The exercise price of ICICI Bank’s options is the last closing price on the stock exchange, which recorded highest trading volume preceding the date of grant of options. There is no compensation cost in year ended March 31, 2007 based on intrinsic value of options. However, if ICICI Bank had used the fair value of options based on the Black-Scholes model, compensation cost in year ended March 31, 2007 would have been higher by Rs. 827.4 million. The key assumptions used to estimate the fair value of options are given below.

Risk-free interest rate	5.12% - 8.22%
Expected life	3 – 6 years
Expected volatility	36.34% - 41.03%
Expected dividend yield	1.44% - 4.06%

A summary of the status of the Bank’s stock option plan is given below.
Rupees, except number of shares
		Stock options outstanding
	Year ended March 31, 2006		Year ended March 31, 2007
Particulars	Number of shares	Weighted average	Number of shares	Weighted average
		exercise price		exercise price

Outstanding at the beginning of the year	18,215,335	207.33	17,362,584	262.60
Add: Granted during the year	4,981,780	362.12	6,439,900	582.26
Less: Forfeited / lapsed during the year	931,280	261.89	1,127,650	422.81
Exercised during the year [1]	4,903,251	158.50	9,487,051	210.47
Outstanding at the end of the year	17,362,584	262.60	13,187,783	442.50
Options exercisable	4,451,704	194.00	326,259	225.80
1. Excludes options exercised but not allotted.

A summary of stock options outstanding as on March 31, 2007 is given below.

Range of exercise price	Number of shares arising	Weighted average exercise	Weighted average
(Rupees per share)	out of options (Number of	price (Rupees)	remaining contractual life
	shares)		(Number of years)
105-300	203,190	168.24	4.50
301-600	12,861,093	442.93	8.27
601-1000	123,500	849.22	9.69

The options were exercised regularly throughout the year and weighted average share price as per NSE price volume data during the year ended March 31, 2007 was Rs. 750.58 (March 31, 2006: Rs. 531.34) .

ICICI Prudential Life Insurance Company Limited has formulated three ESOS schemes, namely “Founder option”, “FY 2004-05 scheme” and “FY 2005-06 scheme”.

During the year, ICICI Prudential Life Insurance Company Limited has recognised a compensation cost of Rs. 5.6 million. If the entity had used the fair value of options based on the Black-Scholes model, compensation cost in year ended March 31, 2007 would have been higher by Rs. 61.0 million. The key assumptions used to estimate the fair value of options are given below.

Risk-free interest rate	6.87%
Expected life	5 years
Expected volatility	28.7%
Expected dividend yield	1.50%

A summary of the status of the stock option plan – “Founder option” is given below.

Rupees, except number of shares
		Stock options outstanding
	Year ended March 31, 2006		Year ended March 31, 2007
Particulars	Number of shares	Weighted average	Number of shares	Weighted average
		exercise price		exercise price

Outstanding at the beginning of the year	2,665,500	30.00	2,287,500	30.00
Add: Granted during the year	..	..	..	..
Less: Forfeited / lapsed during the year	378,000	30.00	150,500	30.00
Exercised during the year	..	..	1,573,423	30.00
Outstanding at the end of the year	2,287,500	30.00	563,577	30.00
Options exercisable	1,143,750	30.00	60,202	30.00

A summary of stock options outstanding as on March 31, 2007 is given below.

Range of exercise price	Number of shares arising	Weighted average exercise	Weighted average
(Rupees per share)	out of options	price (Rupees)	remaining contractual life
	(Number of shares)		(Number of years)
30.00	563,577	30.00	7.99

A summary of the status of the stock option plan – “FY 2004-05 scheme” is given below.
Rupees, except number of shares
		Stock options outstanding
	Year ended March 31, 2006		Year ended March 31, 2007
Particulars	Number of shares	Weighted average	Number of shares	Weighted average
		exercise price		exercise price
Outstanding at the beginning of the year	..	..	3,285,100	42.00
Add: Granted during the year	3,384,700	42.00	34,500	42.00
Less: Forfeited / lapsed during the year	99,600	42.00	228,100	42.00
Exercised during the year	..	..	822,113	42.00
Outstanding at the end of the year	3,285,100	42.00	2,269,387	42.00
Options exercisable	..	..	32,962	42.00

A summary of stock options outstanding as on March 31, 2007 is given below.

Range of exercise price	Number of shares arising	Weighted average exercise	Weighted average
(Rupees per share)	out of options	price (Rupees)	remaining contractual life
	(Number of shares)		(Number of years)
42.00	2,269,387	42.00	8.06

A summary of the status of the stock option plan – “FY 2005-06 scheme” is given below.

Rupees, except number of shares
		Stock options outstanding
	Year ended March 31, 2006		Year ended March 31, 2007
Particulars	Number of shares	Weighted average	Number of shares	Weighted average
		exercise price		exercise price
Outstanding at the beginning of the year	..	..	..	..
Add: Granted during the year	..	..	4,633,250	70.00
Less: Forfeited / lapsed during the year	..	..	186,250	70.00
Exercised during the year	..	..	..	..
Outstanding at the end of the year	..	..	4,447,000	70.00
Options exercisable	..	..	..	..

A summary of stock options outstanding as on March 31, 2007 is given below.

Range of exercise price	Number of shares arising	Weighted average exercise	Weighted average
(Rupees per share)	out of options	price (Rupees)	remaining contractual life
	(Number of shares)		(Number of years)
70.00	4,447,000	70.00	9.80

ICICI Lombard General Insurance Company Limited has granted stock options to employees based on an independent valuer’s report. If the entity would have estimated fair value computed on the basis of Black Scholes pricing model, compensation cost for the year ended March 31, 2007 would have been higher by Rs 107.6 million. The key assumptions used to estimate the fair value of options are given below.

Risk-free interest rate	8.14% - 8.17%
Expected life	4 – 7 years
Expected volatility	17% - 20%
Expected dividend yield	1.00%

A summary of the status of the stock option plan of ICICI Lombard General Insurance Company Limited is given below.

Rupees, except number of shares
	Stock options outstanding
	Year ended March 31, 2006		Year ended March 31, 2007
Particulars	Number of shares	Weighted	Number of	Weighted
		average exercise	shares	average exercise
		price		price
Outstanding at the beginning of the year	..	..	4,093,060	35.00
Add : Granted during the year	4,317,060	35.00	4,296,500	40.00
Less : Forfeited / lapsed during the year	224,000	35.00	291,252	35.00
Exercised during the year	..	..	707,532	35.00
Outstanding at the end of the year	4,093,060	35.00	7,390,776	37.91
Options exercisable	..	..	304,114	35.00

A summary of stock options outstanding as on March 31, 2007 is given below.

Range of exercise price	Number of shares arising	Weighted average exercise	Weighted average
(Rupees per share)	out of options	price (Rupees)	remaining contractual life
	(Number of shares)		(Number of years)
35.00-40.00	7,390,776	37.91	9.58

If the Company had used the fair value of options based on the Black-Scholes model, the compensation cost in year ended March 31, 2007 would have been higher by Rs. 900.5 million and proforma consolidated profit after tax would have been Rs. 26,705.8 million. On a proforma basis, the Company’s basic and diluted earnings per share would have been Rs. 29.91 and Rs. 29.75 respectively.

6.	Fixed Assets

Fixed assets include software acquired by the Company. The movement in software is given below.
Rupees in million
	Year ended	Year ended
Particulars	March 31, 2006	March 31, 2007
At cost as on March 31 of preceding year	2,784.4	3,347.0
Additions during the year	615.1	846.9
Deductions during the year	(52.5)	(92.5)
Depreciation / amortisation to date	(2,274.2)	(2,910.0)
Net Block	1,072.8	1,191.4

7.	Assets on lease

7.1	Assets given under operating lease

The details of future rentals receivable on operating leases are given below.
Rupees in million
Period	As on	As on
	March 31, 2006	March 31, 2007
Not later than one year	128.2	..
Later than one year and not later than five years…	605.9	..
Later than five years	2.0	..
Total	736.1	..

7.2	Assets taken under operating lease

The details of future rentals payable on operating leases are given below.
Rupees in million
Period	As on	As on
	March 31, 2006	March 31, 2007
Not later than one year	614.7	987.8
Later than one year and not later than five years	1,976.1	3,034.0
Later than five years	806.7	1,498.0
Total	3,397.5	5,519.8

7.3	Assets under finance lease

The details of finance leases are given below.
Rupees in million
Period	As on	As on
	March 31, 2006	March 31, 2007
Total of future minimum lease receipts	817.1	617.4
Present value of lease receipts	695.1	548.8
Un-matured finance charges	122.0	68.6
Maturity profile of future minimum lease receipts
- Not later than one year	232.4	323.4
- Later than one year and not later than five years	584.7	294.0
-Later than five years	..	..
Total	817.1	617.4

7.4	Maturity profile of present value of lease rentals

The details of maturity profile of present value of finance lease receipts are given below.

Rupees in million
Period	As on	As on
	March 31, 2006	March 31, 2007
Not later than one year	176.7	..
Later than one year and not later than five years	518.4	282.6
Later than five years	..	266.2
Total	695.1	548.8

8.	Early retirement option (“ERO”)

The Bank had implemented an Early Retirement Option Scheme 2003 for its employees in July 2003. All employees who had completed 40 years of age and seven years of service with the Bank (including period of service with entities amalgamated with the Bank) were eligible for the ERO. The ex-gratia payments under ERO, termination benefits and leave encashment in excess of the provision made (net of tax benefits), aggregating to Rs.1,910.0 million is being amortised over a period of five years commencing August 1, 2003 (the date of retirement of employees exercising the option being July 31, 2003). On account of the above ERO scheme, an amount of Rs. 384.0 million (March 31, 2006: Rs. 384.0 million) has been charged to revenue being the proportionate amount amortised for the year ended March 31, 2007.

9.	Preference shares

Certain government securities amounting to Rs. 2,104.8 million (March 31, 2006: Rs. 2,001.1 million) have been earmarked against redemption of preference share capital, which falls due for redemption on April 20, 2018, as per the original issue terms.

For these preference shares, the notification dated April 17, 2002 from Ministry of Finance, Government of India, issued on the recommendation of Reserve Bank of India (RBI), under Section 53 of the Banking Regulation Act, 1949, had exempted the Bank from the restriction of Section 12(1) of the Banking Regulation Act, 1949, which prohibits the issue of preference shares by banks, for a period of five years. The Bank has applied to RBI for making a recommendation to Central Government for continuation of such exemption.

10.	Transfer to Investment Fluctuation Reserve (“IFR”)

An amount of Rs. 2,143.4 million being the excess balance in IFR account over the regulatory requirement was transferred to General Reserve account during the year ended March 31, 2005. RBI had subsequently instructed that this amount should be retained in IFR account itself. Accordingly, the said amount was transferred back to IFR account from the General Reserve account in the first quarter of the year ended March 31, 2006, making IFR account balance Rs. 7,303.4 million.

RBI required banks to create IFR aggregating to 5% of their investments in fixed income securities (in ‘Available for Sale” category and Trading Book) over a five-year period starting from March 31, 2002. Accordingly, a further amount of Rs. 5,900.0 million was transferred to IFR account during the year ended March 31, 2006, making the IFR account balance Rs. 13,203.4 million. RBI had vide its circular DBOD.No.BP.BC.38/21.04.141/2005-06 dated October 10, 2005 permitted banks that have maintained capital of at least 9% of the risk weighted assets for both credit risk and market risk for both held for trading and available for sale categories of investments as on March 31, 2006, to transfer the balance in the IFR account ‘below the line’ in the Profit and Loss Appropriation Account to Statutory Reserve, General Reserve or balance of Profit and Loss Account.

Pursuant to the above, the entire IFR account balance of Rs.13,203.4 million has been transferred from IFR account to Revenue and other Reserves in the balance sheet during the year ended March 31, 2006.

11.	Staff retirement benefits

Reconciliation of opening and closing balance of the present value of the defined benefit obligation for pension and gratuity benefits of the Company is given below.

Rupees in million
Particulars	Year ended March 31, 2007
	Pension	Gratuity
Defined benefit obligation liability at March 31, 2007
Opening obligations	1,038.5	1,140.5
Service cost	6.7	288.0
Interest cost	78.0	81.9
Actuarial (gain) / loss	(28.2)	(61.9)
Liabilities extinguished on settlement	(2.3)	-
Benefits paid	(63.3)	(98.7)
Obligations at March 31, 2007	1,029.4	1,349.8
Plan assets at March 31, 2007, at fair value
Opening plans assets, at fair value	1,079.5	838.1
Expected return on plan assets	78.9	84.5
Actuarial gain / (loss)	(110.1)	(13.5)
Assets distributed on settlement	(2.3)	-
Contributions	5.8	168.9
Benefits paid	(63.3)	(96.1)
Plan assets at March 31, 2007, at fair value	988.5	982.0
Fair value of plan assets at the end of the year	988.5	982.0
Present value of the defined benefit obligations at the end
of the year	1,029.4	1,349.8
Asset / (liability) at March 31, 2007	(40.9)	(367.8)
Cost for the period
Service cost	6.7	288.0
Interest cost	78.0	81.9
Expected return on plan assets	(78.9)	(84.5)
Actuarial (gain) / loss	81.9	(48.4)
Net cost	87.7	237.0

Investment details of plan assets
Majority of the plan assets are invested in Government
securities and corporate bonds in case of pension plan and
insurer managed funds and special deposit schemes in case
of gratuity plan

Assumptions
Interest rate	8.35%	7.85%-8.35%
Salary escalation rate	7.00%	6.00%-20.00%
Estimated rate of return on plan assets	7.50%	7.00%-7.50%

The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

12.	Provision for income tax

The provision for income tax (including deferred tax and fringe benefit tax) for the year ended March 31, 2007 and for the year March 31, 2006 amounted to Rs.7,610.7 million and Rs. 6,967.9 million respectively.

13.	Deferred tax

As on March 31, 2007, the Company has recorded net deferred tax asset of Rs. 7,659.1 million (March 31, 2006: Rs. 2,467.9 million), which has been included in other assets. The break-up of deferred tax assets and liabilities into major items is given below.

Rupees in million
Particulars	As on	As on
	March 31, 2006	March 31, 2007
Deferred tax asset
Provision for bad and doubtful debts	6,553.8	11,943.7
Capital loss	950.0	-
Others	1,426.0	1,835.0
Total deferred tax asset	8,929.8	13,778.7
Less: Deferred tax liability
Depreciation on fixed assets	6,709.7	6,574.9
Others	-	-
Total deferred tax liability	6,709.7	6,574.9
Add: Net deferred tax asset pertaining to foreign branches / subsidiaries	247.8	455.3
Total net deferred tax asset / (liability)	2,467.9	7,659.1

As on March 31, 2007, the life insurance subsidiary has created a deferred tax asset, on carry forward unabsorbed losses, amounting to Rs. 690.0 million (March 31, 2006: Rs. 262.4 million) based on the virtual certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised.

14.	Information about business and geographical segments

Business Segments

For the year ended March 31, 2007, a new business segment viz. “Insurance” has been added for the purposes of consolidated segment reporting. The Company reports its operations into the following segments.

Consumer and commercial banking comprises the retail and corporate banking business of the Bank and its banking subsidiaries i.e. ICICI Bank UK PLC., ICICI Bank Canada and ICICI Bank Eurasia Limited Liability Company and ICICI Home Finance Company Limited.

Investment banking comprises the treasury operations of the Bank and its banking subsidiaries i.e. ICICI Bank UK PLC., ICICI Bank Canada and ICICI Bank Eurasia Limited Liability Company, ICICI Securities Primary Dealership Limited (formerly ICICI Securities Limited), ICICI Securities Limited (formerly ICICI Brokerage Services Limited), ICICI Securities Inc., and ICICI Securities Holdings Inc., ICICI Venture Funds Management Company Limited, ICICI Eco-net Internet and Technology Fund, ICICI Equity Fund, ICICI Strategic Investments Fund, ICICI Emerging Sectors Fund and ICICI International Limited.

Insurance comprises of ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited.

Others comprises of ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Property Trust, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, TCW/ICICI Investment Partners LLC and TSI Ventures (India) Private Limited.

Inter-segment transactions are generally based on transfer pricing measures as determined by the management. Income, expenses, assets and liabilities are either specifically identified with individual segments or are allocated to segments on a systematic basis.

Based on such allocations, consolidated segment balance sheet as on March 31, 2007 and March 31, 2006 and consolidated segment profit and loss account for the year ended March 31, 2007 and for the year ended March 31, 2006 have been prepared. Business segment results are given below.
Rupees in million
		Consumer and commercial banking			Investment Banking			Insurance			Others			Total
Sr. No	Particulars	For the year ended 3/31/05	For the year ended 3/31/06	For the year ended 3/31/07	For the year ended 3/31/05	For the year ended 3/31/06	For the year ended 3/31/07	For the year ended 3/31/05	For the year ended 3/31/06	For the year ended 3/31/07	For the year ended 3/31/05	For the year ended 3/31/06	For the year ended 3/31/07	For the year ended 3/31/05	For the year ended 3/31/06	For the year ended 3/31/07
1	Revenue (before extraordinary profit)	103,759.8	157,541.3	242,354.5	33,263.5	46,383.9	88,495.9	37,120.0	53,386.1	101,415.6	460.9	1,427.8	2,393.1	174,604.2	258,739.1	434,659.1
2	Less: Inter-segment revenue	-	-	-	-	-	-	-	-	-	-	-	-	(10,049.5)	(12,584.0)	(21,021.2)
3	Total revenue (1) –(2)	103,759.8	157,541.3	242,354.5	33,263.5	46,383.9	88,495.9	37,120.0	53,386.1	101,415.6	460.9	1,427.8	2,393.1	164,554.7	246,155.1	413,637.9
4	Operating profit (i.e. profit before unallocated expenses extraordinary profit, provision and tax)	20,000.4	33,572.8	47,501.1	10,402.2	6,621.4	14,295.0	(1,297.7)	(494.7)	(3,917.8)	115.4	337.7	526.6	29,220.3	40,037.2	58,404.9
5	Unallocated expenses	-	-	-	-	-	-	-	-	-	-	-	-	384.0	384.0	384.0
6	Provisions	1,150.8	7,532.1	22,355.6	3,478.4	922.4	419.7	-	-	-	-	(0.2)	(1.5)	4,629.2	8,454.3	22,773.8
7	Profit before tax (4) – (5) – (6)	18,849.6	26,040.7	25,145.5	6,923.8	5,699.0	13,875.3	(1,297.7)	(494.7)	(3,917.8)	115.4	337.9	528.1	24,207.1	31,198.9	35,247.1
8	Income tax expenses (net)/(net deferred tax credit)	-	-	-	-	-	-	-	-	-	-	-	-	5,683.8	6,998.0	7,640.8
9	Net profit (7) – (8)	18,849.6	26,040.7	25,145.5	6,923.8	5,699.0	13,875.3	(1,297.7)	(494.7)	(3,917.8)	115.4	337.9	528.1	18,523.3	24,200.9	27,606.3
	Other information
10	Segment assets	1,118,447.3	1,735,245.8	2,253,098.2	588,286.8	892,103.3	1,455,864.0	47,267.0	109,667.3	188,501.7	511.4	1,067.6	(191.3)	1,754,512.5	2,738,084.0	3,897,272.6
11	Unallocated assets		-	-		-	-		-	-		-	-	28,915.3	31,766.0	46,000.9
12	Total assets(10)+(11)	1,118.447.3	1,735,245.8	2,253,098.2	588,286.8	892,103.3	1,455,864.0	47,267.0	109,667.3	188,501.7	511.4	1,067.6	(191.3)	1,783,427.8	2,769,860.0	3,943,273.5
13	Segment liabilities	1,353,714.3	2,020,233.8	2,705,378.6	389,689.1	645,245.2	1,051,307.6	38,174.6	100,010.7	180,044.8	1,849.7	4,370.3	6,182.5	1,783,427.8	2,769,860.0	3,943,273.5
14	Unallocasted liabilities		-	-		-	-		-	-		-	-		-	-
15	Total liabilities(13)+(14)	1,353,714.3	2,020,233.8	2,705,738.6	389,689.1	645.245.2	1,051,307.6	38,174.6	100,010.7	180,044.8	1,849.7	4,370.3	6,182.5	1,783,427.8	2,769,860.0	3,943,273.5

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Geographical segments

The Company reports its operations under the following geographical segments.

•	Domestic operations comprising branches and subsidiaries / joint ventures having operations in India.

•	Foreign operations comprising branches and subsidiaries / joint ventures having operations outside India and offshore banking unit having operations in India.

Geographical segment results are given below.
Rupees in million
Particulars	Domestic Operations		Foreign Operations		Total
	For the year	For the year	For the year	For the year	For the year	For the year
	ended March 31,	ended March	ended March 31,	ended March	ended March	ended March 31,
	2006	31, 2007	2006	31, 2007	31, 2006	2007
1 Revenue	232,115.1	387,026.3	14,040.0	26,611.6	246,155.1	413,637.9
2 Assets	2,436,465.6	3,351,835.0	333,394.4	591,438.5	2,769,860.0	3,943,273.5

15.	Penalties imposed by RBI

There were no penalties imposed by RBI during the year ended March 31, 2007. A penalty of Rs. 0.5 million was imposed under Section 47A(1)(b) of the Banking Regulation Act, 1949 by RBI during the year ended March 31, 2006 citing contravention of RBI instructions relating to opening of accounts, monitoring of transactions for adherence to Know Your Customer (“KYC”) / Anti Money Laundering (“AML”) norms, and non-adherence to normal banking practices.

Securities and Futures Commission (SFC), Hong Kong charged the Bank with carrying on the business of dealing in securities in Hong Kong without having a license to do so. Pursuant to the charges preferred vide issue of summons on March 30, 2007 and the submissions of SFC and the Bank, the Eastern Magistrate's Court, Hong Kong, on April 10, 2007 fined the Bank a sum of HKD 40,000 (Rs. 0.2 million) and required the Bank to reimburse investigation costs to SFC.

16.	Commission paid to marketing agents

Commission paid to direct marketing agents/dealers for origination of retail automobile loans, which was being netted from “Interest Income” up to the year ended March 31, 2006 has been reclassified to “Operating Expenses”.

17.	Premium amortisation

As per Reserve Bank of India circular DBOD.BP.BC.87/21.04.141/ 2006-07 dated April 20, 2007, the Bank has deducted the amortisation of premium on government securities from “Profit/(Loss) on revaluation of investments (net)” in Schedule 14, which was earlier included in “Provisions for investments (including credit substitutes) (net)” in Schedule 17.

18.	Funds for future appropriation – linked business of ICICI Prudential Life Insurance Company Limited

Pursuant to a notification issued by IRDA dated March 29, 2006, the Appointed Actuary of ICICI Prudential Life Insurance Company Limited has determined an amount of Rs. 968.3 million (March 31, 2006: Rs. 792.2 million) as release of actuarial reserves on policies which have lapsed earlier.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

ICICI Prudential Life Insurance Company Limited had in the previous year appropriated an amount of Rs. 792.2 million from the profit and loss account as Funds for Future Appropriation (FFA). This resulted in a lower amount of transfer to the policyholders’ account, leading to lower losses in the profit and loss account in the previous year. Based on the requirements of IRDA, ICICI Prudential Life Insurance Company Limited has appropriated an amount of Rs. 968.3 million as FFA from the revenue account (policyholders’ account) during the current year.

In case ICICI Prudential Life Insurance Company Limited had followed the policy of appropriating FFA from the profit and loss account, the loss for the year would have been lower by Rs. 968.3 million. However, neither the carrying value of FFA nor the debit balance in Profit and Loss account in the Balance Sheet is impacted by this change. The cumulative balance of Rs. 1,760.4 million under FFA as at March 31, 2007 is not available for distribution to shareholders.

19.	Comparative figures

Previous period / year figures have been regrouped / reclassified, where necessary, to conform to current period classification.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

C.	Additional Notes

1.	Reserves

Profit brought forward

Represents the balance of net profit after minority interest carried forward from earlier years after allocations to reserves.

Statutory Reserves

Represents reserves created as a percentage of the net profit before any other appropriation as required by the Banking Regulation Act, 1949. Every banking company is currently required to transfer not less than 25% of the net profit (before appropriations) to the “statutory reserves”.

Capital Reserves

Represents amount of gains on sale of securities classified as held to maturity, net of tax and transfer to statutory reserves.

Share Premium

Represents amount of premium received on issue of share capital, net of expenses incurred on issue of shares.

Special Reserve

Represents reserves maintained under the Income Tax Act, 1961 to avail tax benefits.

Foreign Currency Translation Reserve

Represents exchange differences on translation of financial statements of non-integral foreign operations.

Revenue and other reserves

Represents any reserve, available for distribution, other than capital reserves and includes all reserves other than those separately classified.

Investment Fluctuation Reserve

Represents reserves required to be maintained as a percentage of the fixed income securities of the banks for interest rate risk, if capital for market risk is not maintained.

Unrealised Investment Reserve

Represents unrealised gains/losses on venture capital investments.

Reserve Fund

Represents appropriation of 5% of net profit by Sri Lanka branch to meet the requirements of Section 20 of Sri Lankan Banking Act No 30 of 1988.

Debit balance in Profit and Loss Account

This is included under Other Assets and not deducted from the balance in Reserves.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

2.	Deposits

Deposits include demand deposits, which are non-interest-bearing, and savings and time deposits, which are interest bearing.

Contractual maturities of time deposits as of March 31, 2007 are set out below.
Rupees in million
Deposits maturing during the year ending March 31,
2008	1,634,168.6
2009	111,349.4
2010	66,801.8
2011	25,105.8
2012	49,208.5
Thereafter	9,672.0
Total time deposits	1,896,306.1

As of March 31, 2007, the aggregate of time deposits with individual balances greater than Rs. 5.0 million was Rs. 1,668,797.8 million (March 31, 2006: Rs. 1,096,631.2 million).

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

A listing of long-term debt as of March 31, 2007, by maturity and interest rate profile is set out below.
Rupees in million
	Fixed-rate	Floating-rate
	obligations	obligations	Total
Long-term debt maturing during the year ending March 31,
2008	50,381.8	26,154.5	76,536.3
2009	46,425.7	75,317.6	121,743.3
2010	50,498.1	48,646.5	99,144.6
2011	38,983.8	12,399.1	51,382.9
2012	74,774.5	34,238.8	109,013.3
Thereafter	127,588.4	60,515.3	188,103.7
Total	388,652.3	257,271.8	645,924.1

All long-term debt is unsecured. Debt aggregating Rs. 31,566.7 million (March 31, 2006: Rs. 31,957.5 million) is guaranteed by the Government of India (GOI).

Long-term debt is denominated in various currencies. As of March 31, 2007, long-term debt comprises Indian rupee debt of Rs. 267,478.0 million (March 31, 2006: Rs. 265,722.6 million) and foreign currency debt of Rs. 378,446.1 million (March 31, 2006: Rs. 127,926.4 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Indian rupee debt

A listing of major category of Indian rupee debt is set out below.

Rupees in million
	As of March 31, 2007
		Weighted		Average
		average		residual
Category		interest		maturity
	Amount	rate	Range	(in years)
Bonds issued to institutional /individual investors	178,051.9	9.2%	4.8%-15.2%	6.8
Bonds eligible for statutory reserve requirements(1)	14,815.0	11.6%	11.5%-12.0%	3.2
Borrowings from GOI	2,171.9	12.1%	11.0%-13.0%	2.2
Refinance from financial institutions	72,439.2	7.7%	5.5%-12.5%	1.6
Total	267,478.0	8.9%		5.1
1)
Banks in India are required to mandatorily maintain a specified percentage of certain liabilities as cash or in approved securities. These bonds issued by the Company are approved securities under the rules.

Rupees in million
	As of March 31, 2006
		Weighted		Average
		average		residual
Category		interest		maturity
	Amount	rate	Range	(in years)
Bonds issued to institutional /individual investors	178,651.2	8.9%	4.7-16.4%	4.9
Bonds eligible for statutory reserve requirements(1)	14,815.0	11.6%	11.5-12.0%	4.2
Borrowings from GOI	3,122.4	10.9%	0.0-13.0%	2.4
Refinance from financial institutions	67,745.6	6.6%	5.5-12.0%	1.8
Fixed deposits	1,388.4	10.4%	9.1-11.3%	0.5
Total	265,722.6	8.3%		4.0
1)
Banks in India are required to mandatorily maintain a specified percentage of certain liabilities as cash or in approved securities. These bonds issued by the Company are approved securities under the rules.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Foreign currency debt

A listing of major categories of foreign currency debt is set out below.
Rupees in million
	As of March 31, 2007
		Weighted		Average
Category		average		residual
		interest		maturity
	Amount	rate	Range	(in years)
Borrowings from international development agencies (1)(2)	22,701.9	5.6%	0.8%-6.8%	9.1
Other borrowings from international markets	355,744.2	4.4%	0.0%-7.6%	3.8
Total	378,446.1	4.4%		4.0

1)
These borrowings have been raised under specific lines of credit from international development agencies. The borrowings have lender-imposed restrictions that limit the use of the funds for specified purposes, which include lending to specified sectors.

2)	Exchange rate fluctuations on certain borrowings are guaranteed by the GOI.

Rupees in million
	As of March 31, 2006
		Weighted		Average
Category		average		residual
		interest		maturity
	Amount	rate	Range	(in years)
Borrowings from international development agencies (1)(2)	23,820.6	5.1%	0%-6.8%	9.4
Other borrowings from international markets	104,105.8	5.2%	0%-6.1%	2.9
Total	127,926.4	5.14%		4.2

1)
These borrowings have been raised under specific lines of credit from international development agencies. The borrowings have lender-imposed restrictions that limit the use of the funds for specified purposes, which include lending to specified sectors.

2)	Exchange rate fluctuations on certain borrowings are guaranteed by the GOI.

4.	Cash and cash equivalents

Deposits with the Reserve Bank of India include Rs. 157,849.9 million (March 31, 2006: Rs. 70,908.6 million) maintained in accordance with the guidelines governing minimum cash reserve requirements. The balances maintained with the Reserve Bank of India towards cash reserve requirements are subject to withdrawal and usage restrictions.

Deposits with other Banks include Rs. 54,765.2 million (March 31, 2006: Rs. 26,170.5 million) towards deposits, which have maturity greater than 90 days.

5.	Investments

The portfolio of investments classified as held to maturity is set out below.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million
	As of March 31, 2006				As of March 31, 2007
		Gross	Gross			Gross	Gross
	Amortised	unrealised	unrealised	Fair	Amortised	unrealised	unrealised	Fair
	cost	gain	loss	value	cost	gain	loss	value
Held to maturity
Corporate debt securities	23,048.0	1,129.8	(933.6)	23,244.2	16,592.0	1,333.3	(676.7)	17,248.6
Government securities	357,957.7	2,340.1	(6,077.3)	354,220.5	519,421.6	2,310.3	(11,523.0)	510,208.9
Other securities	18,782.9	7.1	(195.5)	18,594.5	2,326.4	0.9	-	2,327.3
Total debt securities	399,788.6	3,477.0	(7,206.4)	396,059.2	538,340.0	3,644.5	(12,199.7)	529,784.8
Equity securities	927.8	1,141.6	-	2,069.4	497.5	1,871.7	-	2,369.2
Other securities	16,816.9	3,376.7	(802.0)	19,391.6	5,426.5	1,281.0	(636.2)	6,071.3
Total	417,533.3	7,995.3	(8,008.4)	417,520.2	544,264.0	6,797.2	(12,835.9)	538,225.3

The portfolio of investments classified as available for sale is set out below.
Rupees in million
	As of March 31, 2006				As of March 31, 2007
		Gross	Gross			Gross	Gross
	Amortised	unrealised	unrealised	Fair	Amortised	unrealised	unrealised	Fair
	cost	gain	loss	value	cost	gain	loss	value
Available for sale
Corporate debt securities	34,423.8	238.3	(501.7)	34,160.4	87,165.9	305.3	(1,011.9)	86,459.3
Government securities	116,023.6	0.1	(0.1)	116,023.6	167,669.9	4.1	(47.8)	167,626.2
Other securities	12,947.2	21.6	(18.5)	12,950.3	77,650.2	595.9	(463.3)	77,782.8
Total debt securities	163,394.6	260.0	(520.3)	163,134.3	332,486.0	905.3	(1,523.0)	331,868.3
Equity securities	23,055.8	7,023.5	(1,190.9)	28,888.4	24,604.6	12,658.6	(2,147.5)	35,115.7
Other securities	63,460.1	3,833.2	(1,089.7)	66,203.6	42,345.5	2,854.4	(944.7)	44,255.2
Total	249,910.5	11,116.7	(2,800.9)	258,226.3	399,436.1	16,418.3	(4,615.2)	411,239.2

Income from securities available for sale

A listing of income from securities classified as available for sale is set out below.
Rupees in million
	Year ended March 31,
	2005	2006	2007

Interest	8,900.7	6,970.5	14,976.4
Dividends	925.5	1,745.6	2,748.8
Total	9,826.2	8,716.1	17,725.2

Gross realised gain	5,815.2	9,509.3	14,044.6
Gross realised loss	(1,838.2)	(1,257.5)	(4,633.8)
Total	3,977.0	8,251.8	9,410.8

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Income from securities held for trading

A listing of income from securities classified as held for trading is set out below:
Rupees in million
	Year ended March 31,
	2005	2006	2007
Interest and dividends	1,904.2	3,137.1	7,401.6
Gain on sale of trading portfolio	1,239.1	1,979.3	676.0
Unrealized gain/(loss) on trading portfolio	(85.3)	(162.4)	(86.3)
Total	3,058.0	4,954.0	7,991.3

Maturity profile of debt securities

A listing of each category of held to maturity debt securities as of March 31, 2007, by maturity is set out below.

	Available for sale
	Amortized cost		Fair value
	(in millions)
Corporate debt securities
Less than one year	Rs.	4,464.7	Rs.	5,216.1
One to five years		7,283.7		7,520.6
Five to ten years		4,091.6		4,052.4
Greater than ten years		752.0		459.5
Total corporate debt securities	Rs.	16,592.0	Rs.	17,248.6

Government securities
Less than one year	Rs.	69,472.2	Rs.	69,229.1
One to five years		269,388.6		264,972.4
Five to ten years		142,323.8		138,806.1
Greater than ten years		38,237.0		37,201.3
Total Government securities	Rs.	519,421.6	Rs.	510,208.9

Other securities
Less than one year	Rs.	324.4	Rs.	325.1
One to five years		1,710.3		1,710.5
Five to ten years		291.7		291.7
Greater than ten years		-		-
Total Other securities	Rs.	2,326.4	Rs.	2,327.3
Total debt securities	Rs.	538,340.0	Rs.	529,784.8

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

A listing of each category of available for sale debt securities as of March 31, 2007, by maturity is set out below.

	Available for sale
	Amortized cost		Fair value
	(in millions)
Corporate debt securities
Less than one year	Rs.	1,442.5	Rs.	1,553.4
One to five years		56,478.3		56,341.6
Five to ten years		25,638.9		25,219.4
Greater than ten years		3,606.2		3,344.9
Total corporate debt securities	Rs.	87,165.9	Rs.	86,459.3

GOI securities
Less than one year	Rs.	157,863.4	Rs.	157,855.4
One to five years		5,607.0		5,596.2
Five to ten years		4,199.5		4,174.6
Greater than ten years		-		-
Total GOI securities	Rs.	167,669.9	Rs.	167,626.2

Other securities
Less than one year	Rs.	12,113.8	Rs.	12,105.6
One to five years		50,689.5		50,975.2
Five to ten years		14,846.9		14,702.0
Greater than ten years		-		-

Total Other securities	Rs.	77,650.2	Rs.	77,782.8

Total debt securities	Rs.	332,486.0	Rs.	331,868.3

6.	Repurchase transactions

The Company has undertaken repurchase and reverse repurchase transactions in Government securities. The average level of repurchase transactions outstanding during the year ended March 31, 2007, was Rs. 22,869.6 million (March 31, 2006: Rs. 19,779.0 million). The average level of reverse repurchase transactions outstanding during the year ended March 31, 2007, was Rs. 215.9 million (March 31, 2006: Rs. 1,615.0 million). As of March 31, 2007, outstanding repurchase and reverse repurchase transactions were Rs. 10,418.3 million (March 31, 2006: Rs. 16,450.0 million) and Rs. 1,588.0 million (March 31, 2006: Rs. 2.0 million) respectively.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

7.	Loans

A listing of loans by category is set out below.

Rupees in million
	As of March 31,
	2006	2007
Commercial, financial, agricultural and others	665,549.4	859,561.8
Consumer loans and credit card receivables(1)	910,870.9	1,276,976.9
Lease financing(2)	736.2	569.2
Gross loans	1,577,156.5	2,137,107.9
Allowances for loan losses	14,553.3	23,113.5
Loans, net	1,562,603.2	2,113,994.4

1)	Includes home loans, automobile loans, commercial business loans, two wheeler loans, personal loans, credit card receivables and farm equipment loans.
2)	Leasing and related activities includes leasing and hire purchase.

Maturity profile of loans

A maturity profile of loans is set out below.
Rupees in million
	As of March 31,
	2006	2007
Less than one year	425,591.7	630,121.2
One to five years	789,909.5	1,048,069.6
Greater than five years	347,102.0	435,803.6
Total	1,562,603.2	2,113,994.4

Interest on loans

A listing of interest on loans is set out below.

Rupees in million
	As of March 31,
	2005	2006	2007
Commercial, financial, agricultural and others	31,673.7	36,791.3	54,144.4
Consumer loans and credit card receivables	41,715.2	69,497.0	115,500.0
Lease financing	113.6	70.7	56.5
Total	73,502.5	106,359.0	169,700.9

Standard Restructured loans

The Company classifies a loan as a restructured loan where it has made concessionary modifications that it would not otherwise consider, to the contractual terms of a loan to a borrower experiencing financial difficulties. As of March 31, 2007, the Company had committed to lend (includes fund-based commitments fungible with non fund-based facilities)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rs. 421.0 million  (March 31, 2006: Rs. 1,307.2 million), to borrowers who are parties to restructurings.
A listing of standard restructured loans is set out below.

Rupees in million
	As of March 31,
	2006	2007
Commercial, financial, agricultural and others	47,169.1	44,540.0
Total restructured loans	47,169.1	44,540.0
Allowance for loan losses	(2,185.0)	(1,461.3)

Restructured loans, net	44,984.1	43,078.7

A listing of non-performing loans is set out below.
Rupees in million
	As of March 31,
	2006	2007
Commercial, financial, agricultural and others	8,522.5	11,434.1
Consumer loans and credit card receivables (1)	13,835.8	30,194.6

Total non-performing loans	22,358.3	41,628.7
Suspended interest and claims receivable from ECGC/DICGC	(271.6)	(504.2)
Allowance for loan losses	(11,502.9)	(21,085.3)
Non-performing loans, net	10,583.9	20,039.2
(1)	Includes home loans, automobile loans, commercial business loans, two wheeler loans, personal loans, credit card receivables and farm equipment loans.

Provision for loan losses

Movements in the provision for loan losses on restructured loans are set out below.

Rupees in million
	Year ended March 31,
	2005	2006	2007
Provisions for loan losses at the beginning of the year	6,577.4	2,863.3	2,185.0
Provisions for loan losses made during the year	949.5	32.0	-
Write-off/write-back of excess provisions (1)	(4,663.6)	(710.3)	(723.7)
Provisions for loan losses at the end of the year	2,863.3	2,185.0	1,461.3
(1) Includes provisions on restructured assets which were upgraded during the period.

Movements in the provision for loan losses on non-performing loans are set out below.

Rupees in million
	Year ended March 31,
	2005	2006	2007
Provisions for loan losses at the beginning of the year	16,308.1	12,483.9	11,502.9
Provisions for loan losses made during the year	18,059.5	5,561.2	11,353.4
Write-off/write-back of excess provisions	(21,883.7)	(6,542.2)	(1,771.0)
Provisions for loan losses at the end of the year	12,483.9	11,502.9	21,085.3

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

8.	Financial assets transferred during the year to Securitisation Company (SC) / Reconstruction Company (RC)

The Bank has transferred certain assets to an asset reconstruction company (ARC) in terms of the guidelines issued by RBI governing such transfer. For the purpose of the valuation of the underlying security receipts issued by ARC, the security receipts are valued at their respective NAVs as advised by the ARC. The details of the assets transferred for the relevant year are given in the table below.
Rupees in million
		Year ended March 31,
		2005	2006	2007
A	No. of accounts	82	15	19
B	Aggregate book value (net of provisions) of accounts sold to ARC	13,279.3	4,794.0	8,169.6
C	Aggregate consideration	10,862.3	4,066.3	8,024.7
D	Additional consideration realised in respect of accounts transferred in earlier years [1]	-	-	-
E	Aggregate gain/(loss) over net sale value	(2,417.0)	(727.7)	(144.9)
1.
During the year ended March 31, 2007, ARC fully redeemed security receipts of 26 trusts. The Bank realised Rs. 849.0 million over the gross book value in respect of these trusts (March 31, 2006: Rs. 95.7 million). The Bank also realised an additional amount of Rs. 50.7 million over the gross book value in respect of security receipts already redeemed during the year ended March 31, 2006. Further, the Bank has realised an additional amount of Rs. 43.5 million (March 31, 2006: Rs. Nil) over the gross book value in respect of security receipts not fully redeemed as on March 31, 2007.

9.	Details of non-performing assets sold excluding transfers to ARC

The Bank has sold non-performing assets in terms of the guidelines issued by RBI circular no. DBOD.NO.BP.BC.16/21.04.048/2005 -06 dated July 13, 2005. The details of assets sold are given below.
Rupees in million
Particulars	Year ended March 31,	Year ended March 31,
	2006	2007
No. of borrower accounts sold	366	-
Aggregate outstanding (Gross)	14,384.1	-
Aggregate consideration received	2,223.2	-

10.	Concentration of credit risk

Concentration of credit risk exists when changes in economic, industry or geographic factors similarly affect groups of counter parties whose aggregate credit exposure is material in relation to Company’s total credit exposure. The Company’s portfolio of financial instruments is broadly diversified along industry, product and geographic lines primarily within India.

The Company’s 20 largest exposures (non-bank) based on gross exposure, totaled approximately Rs. 529,588.8 million as of March 31, 2007 which represented 132.1% of our capital funds. The single largest exposure (non-bank) as of March 31, 2007 was Rs. 49,533.4 million, which represented 12.4% of our capital funds.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The largest group of companies under the same management control accounted for approximately 29.9% of our capital funds.

11.	Loan commitments

The Company has outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated Rs. 401,660.7 million (includes fund-based commitments fungible with non fund-based facilities) as of March 31, 2007 (March 31, 2006: Rs. 280,619.0 million). The interest rate on these commitments is dependent on the lending rates on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are contingent upon the borrower’s ability to maintain specific credit standards.

12.	Guarantees

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

The credit risk associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. The current carrying amount of the liability for the Company’s obligations under the guarantees as on March 31, 2007 amounted to Rs. 763.0 million (March 31, 2006: Rs. 1,042.5 million).

The details of guarantees outstanding as of March 31, 2007 are set out below.
Rupees in million
Nature of guarantee	Maximum potential amount of future payments under guarantee
	Less than
	1 year	1 - 3 years	3 - 5 years	Over 5 years	Total
Financial guarantees	65,738.8	35,559.2	8,725.3	6,279.3	116,302.6
Performance guarantees	72,833.3	89,802.9	26,676.1	5,959.7	195,272.0
Total guarantees	138,572.1	125,362.1	35,401.4	12,239.0	311,574.6

The Company has collateral available to reimburse potential losses on its guarantees. Margins available to the Company to reimburse losses realised under guarantees amounted to Rs. 11,930.3 million (March 31, 2006: Rs. 10,291.4 million). Other property or security may also be available to the Company to cover these losses under guarantees.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

13.	Securitization

The information on securitization activity of the Bank, as an originator, for the year ended March 31, 2006 and March 31, 2007 is given in the table below.

Rupees in million
	Year ended March 31,
	2006	2007
Total number of loan assets securitized	909,130.0	1,484,398.0
Total book value of loan assets securitized	94,856.2	116,012.5
Sale consideration received for the securitized assets	102,856.6	116,500.6

The loss on account of securitization (excluding unamortized gain) during the year ended March 31, 2007 was Rs. 65.5 million (March 31, 2006: Gain of Rs. 4,032.4 million, March 31, 2005: Gain of Rs. 3,976.1 million).

The information on securitization activity of the Bank as an originator as on March 31, 2006 and March 31, 2007 is given in the table below.
Rupees in million
	As of March 31,
	2006	2007
Outstanding credit enhancement	16,369.2	16,712.3
Outstanding liquidity facility	2,640.4	4,361.0
Outstanding servicing liability	695.6	371.4
Outstanding subordinate contributions	8,369.8	8,225.8

The Bank has also issued credit enhancement in the form of guarantees amounting to Rs. 8,198.4 million as on March 31, 2007 (March 31, 2006: Rs. Nil).

Key assumptions in measuring the fair value of retained interests at the date of sale or securitisation during the year ended March 31, 2007 and also for subsequent measurement of retained interests as on March 31, 2007 are given in the table below.

	Auto	Personal	Two wheeler
	Loans	loans	loans	Mortgage loans
Discount rate	7.00%-15.63%	7.00%-21.35%	7.00%-18.75%	7.00%-10.21%
Constant prepayment rate (per annum)	15.00%	42.00%	12.00%	10.00%
Anticipated net credit losses (per annum)	0.55%	3.00%	2.00%	0.25%

At March 31, 2007, the sensitivity of the fair value to adverse changes of 10% and 20% in each of the key assumptions is given below.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million
Fair value of retained interests (net of delinquency provision)	3,278.9

Prepayment rate (per annum)
10%	(54.9)
20%	(107.9)

Delinquency assumptions (per annum)
10%	(176.7)
20%	(372.7)

14.	Capital commitments

The Company is obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. As of the balance sheet date, work had not been completed to this extent. Estimated amounts of contracts remaining to be executed on capital account aggregated Rs. 3,680.9 million as of March 31, 2007 (March 31, 2006: Rs. 1,462.8 million).

15.	Rupee and foreign currency derivatives

ICICI Bank is a major participant in the financial derivatives market. The Bank deals in derivatives for balance sheet management and market making purposes whereby the Bank offers derivative products to its customers, enabling them to hedge their risks.

Dealing in derivatives is carried out by identified groups in the treasury of the Bank based on the purpose of the transaction. Derivative transactions are entered into by the treasury front office. Treasury middle office conducts an independent check of the transactions entered into by the front office and also undertakes activities such as confirmation, settlement, accounting, risk monitoring and reporting and ensures compliance with various internal and regulatory guidelines.

The market making and the proprietary trading activities in derivatives are governed by the investment policy of the Bank, which lays down the position limits, stop loss limits as well as other risk limits. The Risk Management Group (“RMG”) lays down the methodology for computation and monitoring of risk. The Risk Committee of the Board (“RCB”) reviews the Bank’s risk management policy in relation to various risks (portfolio, liquidity, interest rate, off-balance sheet and operational risks), investment policies and compliance issues in relation thereto. The RCB is comprised of independent directors and the Managing Director and CEO.

Risk monitoring of the derivatives portfolio other than credit derivatives is done on a daily basis. Risk monitoring of the credit derivatives portfolio is done on a monthly basis. The Bank measures and monitors risk using Value at Risk (“VAR”) approach and the relevant greeks for options. Risk reporting on derivatives forms an integral part of the management information system and the marked to market position and the VAR of the derivatives portfolio other than credit derivatives is reported on a daily basis. The marked to market position and VAR on the credit derivatives portfolio is reported on a monthly basis.

The use of derivatives for hedging purpose is governed by the hedge policy approved by Asset Liability Management Committee (“ALCO”). Subject to prevailing RBI guidelines, the Bank

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements deals in derivatives for hedging fixed rate, floating rate or foreign currency assets/ liabilities. Transactions for hedging and market making purposes are recorded separately. For hedge transactions, the Bank identifies the hedged item (asset or liability) at the inception of the transaction itself. The effectiveness is assessed at the time of inception of the hedge and periodically thereafter. During the year ended March 31, 2006, the Bank changed its method for testing hedge effectiveness from the price value of basis point (“PVBP”) or duration method to the marked to market method. Due to this change certain derivative contracts, which were hitherto accounted for as hedges, became ineffective and were accordingly accounted for as trading derivatives.

Hedge derivative transactions are accounted for pursuant to the principles of hedge accounting. Derivatives for market making purpose are marked to market and the resulting gain/ loss is recorded in the profit and loss account. The premium on option contracts is accounted for as per The Foreign Exchange Dealers’ Association of India guidelines. Derivative transactions are covered under International Swap Dealers Association (‘’ISDA’’) master agreements with the respective counterparties. The credit exposure on account of derivative transactions is computed as per RBI guidelines and is monitored against the credit limits approved for the respective counterparties.
Rupees in million
	As on March 31, 2007
Particular	Currency	Interest rate
	derivatives [1]	derivatives [2]
Derivatives (Notional principal amount)
a) For hedging	4,906.9	139,682.2
b) For trading	732,100.3	3,436,954.7
Marked to market positions [3]
a) Asset (+)	5,103.5	2,169.7
b) Liability (-)	-	-
Credit exposure	41,023.5	50,648.0
1.	Options & cross currency interest rate swaps are included in currency derivatives.
2.	Foreign currency interest rate swaps, forward rate agreements and swaptions are included in interest rate derivatives.
3.	For trading portfolio.

Rupees in million
	As on March 31, 2006
Particular	Currency	Interest rate
	derivatives [1]	derivatives [2]
Derivatives (Notional principal amount)
a) For hedging	14,506.6	42,005.5
b) For trading	430,887.1	2,700,016.7
Marked to market positions [3]
a) Asset (+)	2,184.3	2,052.9
b) Liability (-)	-	-
Credit exposure	21,520.9	28,293.3
1.	Options & cross currency interest rate swaps are included in currency derivatives.
2.	Foreign currency interest rate swaps, forward rate agreements and swaptions are included in interest rate derivatives.
3.	For trading portfolio.

16.	Tax contingencies

Various tax-related legal proceedings are pending against the Company at various levels of appeal either with the tax authorities or in the courts. Where after considering all available

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements information in the opinion of management a liability requires accrual, the Company accrues such liability and does not estimate any incremental liability in respect of related proceedings.

Where such proceedings are sufficiently advanced to enable management to assess that a liability exists and are subject to reasonable estimation, management records its best estimate of such liability. Where a reasonable range of potential outcomes is estimated, management records its best estimate, or in the absence of a basis for selecting a specific estimate within a range, management records a liability no less than the lower end of the estimated range. The contested tax demands are adjusted by the tax authorities against refunds due to the Company on favourable resolution of earlier years appeals/ completion of assessments or paid or kept in abeyance in accordance with the terms of the stay order. The payment/adjustment/stay does not prejudice the outcome of the appeals filed by the Company. The advanced tax payments are recorded as advance tax payments under other assets.

As of March 31, 2007, the Company had been assessed an aggregate of Rs. 39,579.6 million (March 31, 2006: Rs. 30,321.0 million) in excess of the provision made in its accounts, in income tax, interest tax, wealth tax and sales tax demands by the Government of India’s tax authorities for past years. The Company has appealed each of these tax demands. The consequence of enquiries initiated by the tax authorities cannot be quantified, as the Company believes that the proceedings so initiated are likely to be dropped by the tax authorities. Based on consultation with counsel and favourable decisions in the Company’s own or other cases as set out below, the Company’s management believes that the tax authorities are not likely to be able to substantiate their income tax, interest tax, wealth tax and sales tax assessment and accordingly has not provided for these tax demands as of March 31, 2007.

The income tax authorities have appealed against decisions in favour of the Company to higher appellate authorities with respect to Rs. 602.6 million of the assessment and the same are pending adjudication.

In the Company’s appeal of the assessment of sales tax aggregating to Rs. 493.1 million, the Company is relying on a favorable decision of the Supreme Court of India in respect of a writ petition filed by the Company and facts of the case.

Of the balance, Rs. 8,446.1 million relates to bad debt written off (March 31, 2006: Rs. 3,858.6 million), Rs. 2,968.0 million relates to special reserve (March 31, 2006: Rs. 2,968.2 million), Rs. 4,181.1 million relates to expenditures incurred for dividends (March 31, 2006: Rs. 4,358.6 million) and Rs. 10,758.5 million relates to penalty orders (March 31, 2006: Rs. 4,180.1 million).

Rs. 10,081.0 million (March 31, 2006: Rs. 11,029.1 million) relates to ‘disallowance of depreciation on leased assets’, which is an industry-wide issue, involving multiple litigations across the country.

In one of the instances relating to the above, the tax authorities have denied the depreciation claim of the Company by treating the lease transactions as finance transactions i.e. loans. The Income Tax Appellate Tribunal has held sale and lease back transaction with Gujarat Electricity Board as not genuine and has disallowed the depreciation treating the transaction as a tax-planning tool. The contingent liability on this disallowance amounts to Rs. 318.7 million (March 31, 2006: Rs. 318.0 million). The Company has preferred an appeal to the Mumbai High Court, which is pending for disposal. In a recent subsequent judgement for fiscal 1995 the Income Tax Appellate Tribunal, Mumbai has held that the lease transactions are genuine and the lessor

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements cannot be denied depreciation merely on suspicion or conjunctures and has allowed depreciation on all finance leases including sale and lease back transaction with Gujarat Electricity Board.

Based on judicial precedents in the Company’s and other cases and on consultation with tax counsels, the management believes that it is more likely than not that the Company’s tax positions will be sustained. Accordingly, no provision has been made in the accounts.

17.	Litigation

Various litigation and claims against the Company and its subsidiaries are pending in various forums. Based upon a review of open matters with its legal counsels including as to the loss contingency on account of such litigation and claims, and classification of such contingency as 'probable', 'possible' or 'remote' and with due provisioning for the relevant litigation and claims, management believes that the outcome of such matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

18.	Changes in accounting policies

a.	Subvention income

The Bank had aligned its accounting policy for subvention income with its accounting policy for direct marketing agency / associate expenses in the year ended March 31, 2006. Accordingly, subvention income has been accounted for in the period in which it is received instead of over the period of the loan. As a result of the change in policy, the impact on profit for the year ended March 31, 2006 was not significant.

b.	Provisioning

During the year ended March 31, 2007, RBI has increased the requirement of general provisioning to 2% on standard loans relating to personal loans, loans and advances qualifying as capital market exposure, credit card receivables, advances to non-deposit taking systemically important non-banking financial companies (NBFCs) and commercial real estate loans. On standard loans for residential housing beyond Rs. 2.0 million, the provisioning requirement has been increased to 1% from the earlier level of 0.4% . In accordance with the revised RBI guidelines on general provisioning on standard loans, a general provision of Rs. 7,310.0 million (March 31, 2006: Rs. 3,390.2 million) has been made during the year ended March 31, 2007. The provision on standard assets held by the Bank in accordance with RBI guidelines was Rs. 12,948.3 million at March 31, 2007 (March 31, 2006: Rs. 5,638.3 million).

c.	Funds for future appropriation – linked business of ICICI Prudential Life Insurance Company Limited

Pursuant to a notification dated March 29, 2006, issued by Insurance Regulatory Development Authority of India, the appointed actuary of ICICI Prudential Life Insurance Company Limited has determined an amount of Rs. 968.3 million (March 31, 2006: Rs. 792.2 million) as release of actuarial reserves on policies which have lapsed earlier.

ICICI Prudential Life Insurance Company Limited had in the previous year appropriated an amount of Rs. 792.2 million, relating to actuarial reserve on lapsed policies, from the profit and loss account as Funds for Future Appropriation. This resulted in a lower amount of transfer to the policyholders account, leading to a lower loss in the profit and loss account in the previous

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements year. Based on the requirements of Insurance Regulatory Development Authority of India, ICICI Prudential Life Insurance Company Limited had appropriated an amount of Rs. 968.3 million as Funds for Future Appropriation from the revenue account (policyholders account) during the current year.

In case ICICI Prudential Life Insurance Company Limited had followed the policy of appropriating Funds for Future Appropriation from the profit and loss account, the loss for the year would have been lower by Rs. 968.3 million. However, neither the carrying value of Funds for Future Appropriation nor the debit balance in the profit and loss account in the balance sheet is impacted by this change. The cumulative balance of Rs. 1,760.4 million under Funds for Future Appropriation as at March 31, 2007 is not available for distribution to shareholders.

19.	Segmental Information

Insurance has been disclosed as a distinct business segment for the year ended March 31, 2007, in view of its growing significance in the consolidated financial statement of the company. Previous year figures have been re-grouped and represented to conform with the current years presentation.

20.	Selected information from Indian GAAP financials

The income statement and balance sheet as per the format required by Regulation S-X for the period indicated are given below.
Rupees in million
	Year ended March 31,
	2005	2006	2007
Interest and dividend income	102,028.8	151,358.3	250,012.5
Interest expense	68,043.8	101,014.8	176,757.2
Net interest income	33,985.0	50,343.5	73,255.3
Provision for loan losses & others	(803.9)	8,320.8	22,389.9
Provision for investments	2,668.4	133.8	383.9
Net interest income after provision for loan losses and
investments	32,120.5	41,888.9	50,481.5
Non-interest income	62,530.5	94,796.9	163,625.4
Non-interest expense	70,866.8	105,697.6	180,132.1
Income before equity in loss of affiliates, minority interest, income taxes	23,784.2	30,988.2	33,974.8
Equity in loss of affiliates	-	-	-
Less: Minority interest	(422.9)	(210.7)	(1,272.3)
Income before income taxes	24,207.1	31,198.9	35,247.1
Income tax expense/(benefit)	5,683.8	6,998.0	7,640.8
Net income	18,523.3	24,200.9	27,606.3

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

	Year ended March 31,
	2005	2006	2007
Earnings per equity share: (Rs.)
Basic	25.45	30.96	30.92
Diluted	25.25	30.64	30.75
Weighted average number of equity shares used in
computing earnings per equity share (millions)
Basic	728	782	893
Diluted	734	790	898

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million
	Year ended March 31,
	2006	2007
Assets

Cash and cash equivalents	182,550.9	396,891.3
Investments	840,138.8	1,206,166.9
Loans, net	1,562,603.2	2,113,994.4
Property, plant and equipment	41,428.7	43,401.5
Goodwill	624.0	624.0
Deferred tax asset (net)	2,472.0	7,659.1
Interest accrued, outstanding fees and other income	26,466.5	36,824.7
Assets held for sale	3,627.9	3,536.6
Other assets	112,383.6	134,248.7
Total assets	2,772,295.6	3,943,347.2

Liabilities
Interest bearing deposits	1,560,654.3	2,271,636.1
Non-interest bearing deposits	163,855.5	214,500.2
Short-term borrowings and trading liabilities	163,708.7	182,882.5
Long-term debt	393,649.0	645,924.1
Redeemable preferred stock	3,500.0	3,500.0
Other liabilities	261,760.9	380,158.3
Total liabilities	2,547,128.4	3,698,601.2

Minority interest	2,749.4	5,095.6
Shareholders’ equity	222,417.8	239,650.4
Total liabilities and shareholders’ equity	2,772,295.6	3,943,347.2

The statement of stockholders’ equity for the year ended March 31, 2005, March 31, 2006 and March 31, 2007 are given below.

Rupees in million
	Equity Share Capital	Share Premium	Revenue and Other Reserves	Other Special Reserves [1]
Balance as on April 1, 2004	6,163.9	8,636.1	28,445.6	34,313.5
Proceeds from issue of share capital	1,203.8	31,897.1	-	-
Additions during the year	-	-	8,926.1	6,501.4
Deductions during the year	-	(528.1)	(108.5)	(2,708.9)
Balance as on March 31, 2005	7,367.7	40,005.1	37,263.2	38,106.0

1. Includes statutory reserve, special reserve, investment fluctuation reserve and capital reserve.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million
	Equity Share Capital	Share Premium	Revenue and Other Reserves	Other Special Reserves [1]
Balance as on April 1, 2005	7,367.7	40,005.1	37,263.2	38,106.0
Proceeds from issue of share capital	1,530.9	79,194.0	-	-
Additions during the year	-	-	17,420.3	20,258.9
Deductions during the year	(0.3)	(874.1)	(3,723.6)	(14,130.3)
Balance as on March 31, 2006	8,898.3	118,325.0	50,959.9	44,234.6

1.	Includes statutory reserve, special reserve, investment fluctuation reserve, capital reserve and foreign currency translation reserve.

Rupees in million
	Equity Share Capital	Share Premium	Revenue and Other Reserves	Other Special Reserves [1]
Balance as on April 1, 2006	8,898.3	118,325.0	50,959.9	44,234.6
Proceeds from issue of share capital	95.1	1,970.3	-	-
Additions during the year	-	-	1,562.1	17,194.6
Deductions during the year	-	(10.0)	(1,932.4)	(1,647.2)
Balance as on March 31, 2007	8,993.4	120,285.3	50,589.6	59,782.0

1.	Includes statutory reserve, special reserve, unrealised investment reserve, investment fluctuation reserve, foreign currency translation reserve and reserve fund.

The movement in profit and loss account for the year ended March 31, 2005, March 31, 2006 and March 31, 2007 are given below.

Rupees in million
	March 31, 2005	March 31, 2006	March 31, 2007
Balance at the beginning of the year	(336.0)	(908.8)	(2,435.6)
Additions during the year	18,523.3	24,200.9	27,606.3
Proposed dividend	(7,328.7)	(8,882.6)	(10,962.7)
Deductions during the year	(11,767.4)	(16,845.1)	(14,281.7)
Balance at the end of the year	(908.8)	(2,435.6)	(73.7)

Supplementary information to the cash flow statement is given below.
Rupees in million
	Year ended March 31,
	2005	2006	2007
Conversion of loan to equity shares	2,385.0	597.4	807.0
Interest paid	68,316.5	99,870.3	170,152.4

21.	Estimated fair value of financial instruments

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

Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Disclosure of fair values is not required for certain items such as investment accounted for under the equity method of accounting, obligations for pension and other post-retirement benefits, income tax assets and liabilities, property and equipment, pre-paid expenses, core deposit intangibles and the value of customer relationships associated with certain types of consumer loans, particularly the credit card portfolio, and other intangible assets. Accordingly, the aggregate fair value amount presented do not purport to represent, and should not be considered representative of, the underlying market or franchise value of the Company. In addition, because of differences in methodologies and assumptions used to estimate fair values, the Company’s fair values should not be compared to those of other financial institutions.

The following describes the methods and assumptions used by the Company in estimating the fair values of financial instruments.

Cash and balances with banks

The carrying amounts reported in the balance sheet approximate fair values because maturities are less than three months.

Investments

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

Advances

The fair values of certain appropriate commercial and consumer loans are estimated by discounting the contractual cash flows using interest rates. The carrying value of certain other loans approximates fair value due to the short-term and/or re-pricing characteristics of these loans. For impaired loans, the impairment is considered when arriving at the fair value.

Deposits

The carrying amount of deposits with no stated maturity is considered to be equal to their fair value. Fair value of fixed rate time deposits is estimated by discounting contractual cash flows using interest rates currently offered on the deposit products. Fair value for variable-rate time deposits approximates their carrying value. Fair value estimates for deposits do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of alternative forms of funding (core deposit intangibles).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Borrowings

The fair value of the Company’s debt, including short-term borrowings, is estimated based on quoted market prices for the issues for which there is a market, or by discounting cash flows based on current rate available to the Company for similar types of borrowing arrangements.

A listing of the fair value by category of financial assets and financial liabilities is set out below:

	As of March 31, 2006		As of March 31, 2007
	Carrying	Estimated fair	Carrying	Estimated
	value	value	value	fair value
	(in millions)
Financial assets
Cash and balances with Reserve Bank of India.	89,859	89,859	192,410	192,410
Balances with Banks and Money at Call and
short notice	92,691	92,691	204,480	204,480
Investments	840,138	863,444	1,206,166	1,210,974
Advances	1,562,603	1,511,522	2,113,994	2,080,408
Other assets	52,536	52,536	68,950	68,950
Total	2,637,827	2,610,052	3,786,000	3,757,222

Financial liabilities
Interest-bearing deposits	1,560,654	1,557,933	2,271,636	2,268,161
Non-interest-bearing deposits	163,855	163,855	214,500	214,500
Borrowings[1]	557,357	549,789	828,807	799,176
Other liabilities and provisions	235,861	235,861	365,211	365,211
Total	2,517,727	2,507,438	3,680,154	3,647,048
1. Includes sub-debt classified under schedule 5 of consolidated financials.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

22.	Differences between Indian GAAP and US GAAP

The consolidated financial statements of the Company are prepared in accordance with Indian GAAP, which differs, in certain significant aspects from US GAAP.

The following tables summarizes the significant adjustments to consolidated net income and stockholders’ equity which would result from the application of US GAAP:

1. Net income reconciliation
Rupees in million
	Note	Year ended March 31,
		2005	2006	2007
Consolidated profit after tax as per Indian GAAP		18,523.3	24,200.9	27,606.3

Adjustments on account of :
Allowance for loan losses	(a)	(14,666.9)	(5,214.7)	300.3
Business combinations	(b)	(500.5)	(1,051.2)	(981.2)
Consolidation	(c)	613.0	277.5	2,801.8
Valuation of debt and equity securities	(d)	150.5	537.8	2,467.3
Amortisation of fees and costs	(e)	1,935.7	3,158.9	(2,336.4)
Accounting for derivatives	(f)	(1,478.8)	(154.4)	590.3
Accounting for compensation costs	(g)	-	-	(827.5)
Accounting for securitization	(h)	-	-	1,431.4
Deferred taxes	(i)	3,953.7	(1,714.5)	654.6
Others	(j)	-	-	(436.1)
Total impact of all adjustments		(9,993.3)	(4,160.6)	3,664.5
Net income as per US GAAP		8,530.0	20,040.3	31,270.8

Basic earnings per share
Indian GAAP (consolidated)		25.45	30.96	30.92
US GAAP		11.72	25.64	35.02

Diluted earnings per share
Indian GAAP (consolidated)		25.25	30.64	30.75
US GAAP		11.60	25.34	34.79

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

2. Stockholders’ equity reconciliation
Rupees in million
	Note	As on March 31,
		2006	2007
Consolidated networth as per Indian GAAP [1]		219,982.2	239,576.7

Adjustments on account of:
Allowance for loan losses	(a)	(20,034.0)	(19,733.7)
Business combinations	(b)	(661.0)	(1,642.8)
Consolidation	(c)	(2,067.4)	1,587.6
Valuation of debt and equity securities	(d)	(1,971.0)	(6,816.1)
Amortisation of fees and costs	(e)	7,389.1	5,052.7
Accounting for derivatives	(f)	26.1	615.6
Accounting for compensation costs	(g)	-	1,056.0
Accounting for securitization	(h)	-	1,431.4
Deferred taxes	(i)	7,358.5	9,767.9
Others	(j)	-	(436.1)
Proposed dividend	(k)	8,624.3	10,521.0
Total impact of all adjustments		(1,335.4)	1,403.5
Stockholders’ equity as per US GAAP		218,646.8	240,980.2
1.
Excludes preference shares capital of Rs. 3,500.0 million (March 31, 2006: Rs. 3,500.0 million) and debit balance in profit and loss account of Rs. 73.6 million (March 31, 2006: Rs. 2,435.6 million), included under Other Assets.

a)	Allowance for loan losses

The differences in the allowance for loan losses between Indian GAAP and US GAAP are primarily on account of:

i)
Differences in the discount rates and cash flows used for computing allowances created on restructured assets including allowances on certain loans transferred of to an asset reconstruction company not accounted for as sale under US GAAP. The loss on assets transferred to an asset reconstruction company are included under allowance for loan losses under US GAAP whereas under Indian GAAP, these are netted off from the security receipts received as consideration for sale as the transfer of these loans is treated as a sale under Indian GAAP.

ii)
Allowances for loan losses created on other impaired loans made in accordance with Statement No. 5 on “Accounting for Contingencies” and Statement No. 114 on “Accounting by Creditors for Impairment of a Loan” issued by the financial accounting standard

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements board (‘FASB’) under US GAAP and prescriptive provisioning on non-performing loans as per Reserve Bank of India (“RBI”) guidelines under Indian GAAP.

iii)
Allowances made for credit losses on the performing portfolio based on the estimated probable losses inherent in the portfolio under US GAAP and prescriptive provisioning norms for standard assets as per Reserve Bank of India norms under Indian GAAP.

The guidelines on provisioning for loan losses under Indian GAAP are as follows.

Classification	Provisioning

Standard loans	As per the RBI guidelines issued in September 2005, banks were required to make a general provision at 0.4% on standard loans (excluding loans to the agricultural sector and to small and medium enterprises at 0.25%).

In May 2006, the general provisioning requirement for personal loans, loans and advances qualifying as capital market exposure, residential housing loans beyond Rs. 2.0 million and commercial real estate was further increased to 1.0% from 0.4%. RBI allowed banks to create the above additional provision of 0.6% in a phased manner in four quarters of year ended March 31, 2007. In January 2007, the general provisioning requirement for personal loans, credit card receivables, loans and advances qualifying as capital market exposure, commercial real estate and advances to non-deposit taking systematically important non-
banking financial companies (NBFCs) was increased to 2%.

Sub-standard assets	A loan is classified as sub-standard if interest payments or installments have remained overdue for more than 90 days. A provision of 10% is required for all sub-standard loans. An additional provision of 10% is required for accounts that are ab-initio unsecured.

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

Under US GAAP, the impaired loans portfolio is classified into restructured loans and other impaired loans. Restructured loans represent loans whose terms relating to interest and installment payments have been modified and qualify as troubled debt restructurings as defined in Statement No. 15 on “Accounting by Debtors and Creditors for Troubled Debt Restructurings”. Other impaired loans represent loans other than restructured loans, which qualify for impairment as per Statement No. 114.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Under US GAAP, larger balance, non-homogenous exposures representing significant individual credit exposures (both funded and non-funded), are evaluated on the basis of borrower’s overall financial condition, resources and payment record and the realisable value of any collateral. This estimate considers all available evidence including the present value of the expected future cash flows discounted at the loan’s contractual effective rate and the fair value of collateral. Allowances recognized on account of reductions of future interest rates as a part of troubled debt restructurings are accreted as a credit to the provision for loan losses over the tenor of the restructured loan. Each portfolio of smaller-balance, homogenous loans, including consumer mortgage, installment, revolving credit and most other consumer loans, is individually evaluated for impairment. The allowance for loan losses attributed to these loans is established via a process that includes an estimate of probable losses inherent in the portfolio, based upon various statistical analysis.

Under US GAAP, the allowance for loan losses for restructured loans is created by discounting expected cash flows at contracted interest rates, unlike Indian GAAP, under which current interest rates are used.

Under US GAAP, the allowances on the performing portfolio are based on the estimated probable losses inherent in the portfolio. The allowances on the performing portfolio are established after considering historical and projected default rates and loss severities.

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

During fiscal years 2005, 2006 and 2007, the Company transferred certain impaired loans to borrower specific funds/trusts managed by an asset reconstruction company against the issuance of security receipts by the funds/trusts. The funds/trusts have been set up by the asset reconstruction company under enacted debt recovery legislation in India and aim to improve the recoveries of banks from non-performing assets by aggregating lender interests and speeding up enforcement of security interest by lenders. While under Indian GAAP the entire transfer was recognized as a sale, under US GAAP these transfers are not recognized as a sale due to the following reasons.

•	Certain transfers did not qualify for sale accounting under Statement No. 140 on “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”.

•
Certain transfers qualified for sale accounting but were impacted by FASB Interpretation No. 46 on “Consolidation of Variable Interests” (FIN 46)/FASB Interpretation No 46R (FIN 46R). The funds/trusts to which these loans have been transferred are variable interest entities within the definition contained in FIN 46. As the Bank is the ‘Primary Beneficiary’ of certain funds/trusts, it is required under US GAAP to consolidate these entities.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The difference in aggregate allowances for loan losses between Indian GAAP and US GAAP for the fiscal years 2005, 2006 and 2007 as attributable to the reconciling items is given in the table below.
Rs. in million
Reconciling items	Year ended March 31
	2005	2006	2007
Differences due to provision on loans classified as troubled debt restructuring under US GAAP (includes cases transferred to asset reconstruction
company)	(6,989.2)	(2,047.2)	(547.6)
Differences due to provisions on loans classified as other impaired under US
GAAP	(5,597.7)	(5,037.5)	(4,462.1)
Differences due to provisions created on performing assets	(2,080.0)	1,870.0	5,310.0
Total difference in allowance for loan losses	(14,666.9)	(5,214.7)	300.3

b)	Business combinations

The differences arising due to business combinations are primarily on account of:

i)	Determination of the accounting acquirer.

ii)	Accounting of intangible assets.

Under US GAAP, the amalgamation between ICICI Bank Limited and ICICI Limited was accounted for as a reverse acquisition in fiscal 2003. This means that ICICI Limited was recognized as the accounting acquirer in the amalgamation, although ICICI Bank was the legal acquirer. On the acquisition date, ICICI held a 46% ownership interest in ICICI Bank. Accordingly, the acquisition of the balance 54% ownership interest has been accounted for as a step-acquisition. Under Indian GAAP, ICICI Bank Limited was recognized as the legal and the accounting acquirer and the assets and liabilities of ICICI Limited were incorporated in the books of ICICI Bank Limited in accordance with the purchase method of accounting. Further, under US GAAP, the amalgamation resulted in goodwill and intangible assets while the amalgamation under Indian GAAP resulted in a capital reserve (negative goodwill), which was accounted for as Revenue and Other Reserves according to the scheme of amalgamation.

Further, for certain acquisitions made by the Company, no goodwill has been accounted for under Indian GAAP primarily due to accounting for the amalgamation by the pooling of interests method. However, under US GAAP, goodwill has been accounted for in accordance with Statement No. 141 on “Business Combinations” and Statement No. 142 on “Goodwill and Other Intangible Assets”.

Under US GAAP subsequent to the adoption of Statement No. 142, the Company does not amortize goodwill and intangibles with infinite life but instead tests the same for impairment at least annually. The annual impairment test under Statement No. 142 does not indicate an impairment loss for fiscal 2005, fiscal 2006 and fiscal 2007.

Under US GAAP intangible assets are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The estimated useful life of intangible assets is as follows.

No. of years
Customer-related intangibles	10
Other intangibles	5

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

c)	Consolidation

The differences on account of consolidation are primarily on account of:

i)	Consolidation of insurance subsidiaries.

ii)	Equity affiliates and majority owned subsidiaries.

iii)	Variable interest entities.

Under Indian GAAP, the Company has not consolidated certain entities in which control is intended to be temporary. However under US GAAP, these entities have been consolidated in accordance with Statement No. 94 on “Consolidation of majority owned subsidiaries” which requires consolidation of such entities.

Under Indian GAAP, consolidation is required only if there is ownership of more than one-half of the voting power of an enterprise or control of the composition of the board of directors in the case of a company or of the composition of the governing body in case of any other enterprise.

However, under US GAAP, the Company is required to consolidate entities deemed to be Variable Interest Entities (VIEs) where the Company is determined to be the primary beneficiary under FIN 46.

The Company’s venture capital subsidiary is involved with entities that may be deemed VIEs. The FASB permitted non-registered investment companies to defer consolidation of VIEs with which they are involved until the proposed Statement of Position on the clarification of the scope of the Investment Company Audit Guide is finalized. Following issuance of the Statement of Position, the FASB will consider further modification to FIN 46R to provide an exception for companies that qualify to apply the revised Audit Guide. Following issuance of the revised Audit Guide and further modification, if any, to FIN 46R, the Company will assess the effect of such guidance on its venture capital business.

Under Indian GAAP, the insurance subsidiaries (ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited) are fully consolidated whereas under US GAAP, these subsidiaries are accounted for by the equity method of accounting as the minority shareholders have substantive participating rights as defined in Issue No 96-16 issued by the Emerging Issues Task Force.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The significant differences between Indian GAAP and US GAAP in case of our life insurance subsidiary are given below.
Rupees in million
Reconciling items
	Year ended March 31,
	2005	2006	2007
Loss as per Indian GAAP	(2,116)	(1,879)	(6,489)

Adjustments on account of:
Amortization of deferred acquisition costs	2,883	5,660	7,729
Actuarial reserves on lapsed policies	-	-	968
Compensation costs	-	(72)	(44)
Difference in statutory reserve and unallocated
policyholders’ surplus	(1,472)	(5,016)	(4,792)
Un-realized (loss)/gain on trading portfolio of
participating funds	(307)	808	(605)
Deferred taxes	(295)	(597)	(126)
Others	(3)	(3)	(3)
Loss as per US GAAP	(1,310)	(1,099)	(3,362)

The aforesaid differences in respect of our life insurance subsidiary are described below.

i)	Amortization of deferred acquisition costs

Under Indian GAAP acquisition cost is charged to the revenue account in the year in which it is incurred whereas under US GAAP the same is deferred over the policy term. Under US GAAP expenses that vary with and are primarily related to the acquisition of new business are carried as deferred acquisition cost. This deferred acquisition cost is written off over the premium payment term for Statement No. 60 products and over the estimated gross profits (“EGP”) for statement no 97 products.

ii)	Actuarial reserves on lapsed policies

Under US GAAP certain actuarial reserves on lapsed policies created in earlier years are released through the profit and loss account. The release of such actuarial reserves have been accounted as funds for future appropriations as a balance sheet item under Indian GAAP in accordance with the instructions received from the Insurance Regulatory and Development Authority for the year ended March 31, 2007.

iii)	Compensation costs

It primarily represents the differences in the method followed for accounting of employee stock options. Under Indian GAAP, stock compensation costs are accounted for using the intrinsic value method as compared to US GAAP where the compensation costs have been accounted for at the fair value method in accordance with the requirement of Statement No. 123 (R).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

iv)	Differences in statutory reserve and unallocated policyholders’ surplus

Reserves under Indian GAAP are held as per the requirements of the Insurance Regulatory and Development Authority and the Actuarial Society of India. Accordingly, the reserves are computed using the Gross Premium Method (reserves are computed as the present value of future benefits including future bonuses and the present value of expenses including overheads and are net of the present value of future total premiums, paid by policyholders). Reserves under US GAAP are valued using the Modified Net Premium Method as per the valuation norms prescribed under US GAAP. The liability consists of two parts namely policy reserves (comprising benefit reserve and maintenance expense reserve) and deferred premium liability.

The benefit reserve is computed as the present value of benefits less the present value of the net premium for benefits. The maintenance expense reserve is computed as the present value of maintenance expenses less the present value of net premiums for maintenance expenses. Deferred premium liability is held under statement no. 97 limited pay and statement no. 60 products where the premium paying term is lower than the policy term so as to allow the emergence of the profits over the entire policy term. Under unit-linked products, the excess of initial charges over ultimate charges is held as unearned revenue reserve to allow for the emergence of the profit over the term of the policy.

Unallocated policyholders’ surplus represents amount to be set aside for policyholders’ under participating products as required under US GAAP.

v)	Un-realized loss / (gain) on trading portfolio of participating funds

Under Indian GAAP, accounting for investments is in accordance with the guidelines issued by the Insurance Regulatory and Development Authority, which do not allow the unrealized gain to be routed through the revenue account except in the case of linked businesses. Under US GAAP as per the requirements of statement no. 115, unrealized gain/loss on investments classified as held for trading is taken to the revenue account.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The details of the significant differences between Indian GAAP and US GAAP for the general insurance subsidiary are given below.

Rupees in million
Reconciling items
	Year ended March 31,
	2005	2006	2007
Profit as per Indian GAAP	484	503	684

Adjustments on account of:
Provision for re-insurance commission	(261)	(480)	(1,304)
Amortization of deferred acquisition costs	196	423	931
Premium deficiency	(28)	(87)	(215)
Compensation costs	-	-	(39)
Deferred taxes	18	55	211
Others	28	(19)	-

Profit as per US GAAP	437	395	268

The aforesaid differences in respect of our general insurance subsidiary are described below.

i)	Provision for re-insurance commission

Under Indian GAAP in the absence of any specific guidance, reinsurance commission on business ceded is recognized as income in the year of the ceding of the risk. Under US GAAP, proceeds from reinsurance transactions that represent recovery of acquisition costs are reduced from unamortized acquisition costs in such a manner that net acquisition costs are capitalized and charged to expense in proportion to net revenue recognized.

ii)	Amortization of deferred acquisition costs

Under Indian GAAP, acquisition cost is charged as expense to the revenue account in the year in which it is incurred whereas under US GAAP the same are capitalized and charged to expense in proportion to premium revenue recognized.

iii)	Premium deficiency

Under Indian GAAP premium deficiency is recognized if the sum of the expected claims costs, related expenses and maintenance costs exceeds related unearned premiums. Indian regulations require assessment and recognition of premium deficiency under “Fire, Marine and Miscellaneous” segments of business and not under each line of businesses in the revenue account. Under US GAAP a premium deficiency relating to short-term insurance contracts indicates a probable loss. A premium deficiency for each line of business is assessed and recognized in the revenue account if the sum of expected claim costs and claim adjustment expenses, expected dividends to policyholders, un-amortized acquisition costs and maintenance costs exceeds related unearned premiums.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

A premium deficiency is recognized by first charging un-amortized acquisition costs to expense to the extent required to eliminate the deficiency. If the premium deficiency is greater than un-amortized acquisition costs, a liability for the excess deficiency is required to be accrued.

iv)	Compensation costs

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Under Indian GAAP, stock compensation costs are accounted for by the intrinsic value method as compared to US GAAP where the compensation costs have been accounted for at the fair value method in accordance with the requirement of Statement No 123 (R).

d)	Valuation of debt and equity securities

Under Indian GAAP, net unrealized gains on investments by category are ignored, except for the venture capital investments wherein the unrealized gains and losses are transferred to Reserves and Surplus.

Under US GAAP, unrealized gains or losses on trading assets are recognized in the profit and loss account and unrealized gains or losses on securities classified as ‘available for sale’ are recognized in ‘Accumulated Other Comprehensive Income’ under stockholders’ equity. Under Indian GAAP, unrealized gains and temporary losses on investments of venture capital subsidiaries are recognized in Reserves and Surplus. Under US GAAP, unrealized gains or losses on investments of venture capital subsidiaries are recognized in the profit and loss account.

Further, under US GAAP, the merger between ICICI Limited and ICICI Bank Limited was accounted for as a reverse merger wherein ICICI Limited was the accounting acquirer. Accordingly all assets and liabilities of ICICI Bank Limited were fair valued under US GAAP resulting in a different cost basis in the books of the consolidated entity as compared to Indian GAAP wherein ICICI Bank Limited was the accounting acquirer.

Under Indian GAAP, during fiscal 2005, the Company transferred investments amounting to Rs. 213,489.4 million from available for sale category to held to maturity category in accordance with the RBI guidelines. The difference between the book value of each investment and the lower of its acquisition cost and market value on the date of transfer, amounting to Rs. 1,828.2 million has been provided for in the profit and loss account. Under US GAAP, these investments continue to be classified as ‘available for sale’.

e)	Amortization of fees and costs

Fees

Under US GAAP, loan origination fees (net of certain costs) are amortized over the period of the loans as an adjustment to the yield on the loan. However under Indian GAAP, loan origination fees are accounted for upfront except for certain fees, which are received in lieu of sacrifice of future interest, which are amortized over the remaining period of the facility. Loan origination costs, including commissions paid to direct marketing agents are expensed in the year in which they are incurred.

Costs

ICICI Bank Limited had implemented an Early Retirement Option Scheme 2003 (‘ERO’) for its employees in July 2003. All employees who had completed 40 years of age and seven years of service with the Bank (including period of service with entities amalgamated with the Bank)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements were eligible for the ERO. The ex-gratia payments under ERO, termination benefits and leave encashment in the excess of the provision made (net of tax benefits), aggregating to Rs. 1,910.0 million are being amortized under Indian GAAP over the period of five years commencing August 1, 2003. Under US GAAP, the same has been accounted in accordance with the provisions of Statement No. 87 on “Employers' Accounting for Pensions” and Statement No. 88 on “Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”. Accordingly under US GAAP, this amount was expensed in fiscal 2004.

f)	Accounting for derivatives

Under Indian GAAP, the interest rate and exchange rate risks on some on-balance sheet assets and liabilities are hedged through swap contracts. The impact of such derivative instruments is correlated with the movement of underlying assets and accounted for at fair value or on accrual basis, in accordance with RBI guidelines.

Under US GAAP, the Company accounts for its derivative transactions in accordance with the provisions of Statement No. 133 on “Accounting for Derivative Instruments and Hedging Activities”, as amended. Accordingly certain derivative contracts classified as hedges under Indian GAAP may not qualify as hedges under US GAAP and are accounted for as trading derivatives with changes in fair value being recorded in the income statement.

Under US GAAP, the Company has designated certain derivatives as fair value hedges of certain interest bearing assets and liabilities under Statement No. 133. At the inception of a hedge transaction, the Company formally documents the hedge relationship and the risk management objective and strategy for undertaking the hedge. This process includes identification of the hedging instrument, hedged item, risk being hedged and the methodology for assessing effectiveness and measuring ineffectiveness of the hedge. In addition, the Company assesses both at the inception of the hedge and on an ongoing basis, whether the derivative used in the hedging transaction is effective in offsetting changes in fair value or cash flows of the hedged item, and whether the derivative is expected to continue to be highly effective. The Company assesses the effectiveness of the hedge instrument at inception and continually on a quarterly basis.

g)	Accounting for compensation cost

Under US GAAP, the Financial Accounting Standards Board issued FASB Statement No 123 (revised 2004), share-based payment, which is a revision of FASB Statement No 123, Accounting for Stock-Based Compensation. Statement 123(R) supercedes APB opinion No 25, Accounting for Stock issued to Employees, and amends FASB Statement No 95, Statement of Cash flows. The approach in statement 123(R) is generally similar to the approach in Statement 123. However, Statement 123 (R) requires all share-based payments to employees, including grants of employee stock options to be recognized in the income statement based on their fair values.

The Company adopted the modified prospective method in which compensation costs is recognized from the current year based on the requirements of Statement 123R, for all the share-based payments granted after April 1, 2006 and based on the requirements of Statement 123 for all awards granted to employees prior to April 1, 2006 that remain unvested.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Under Indian GAAP, the Company follows the intrinsic value method to account for its stock-based employees’ compensation plans. Compensation costs is measured by the excess, if any, of the fair market price, of the underlying stock over the exercise price on the grant date.

Under US GAAP, compensated absences are accounted for on an accrual basis. Under Indian GAAP, till March 31, 2006 compensated absences were also accounted on accrual basis, based on the basic salary of the employee, computed an actuarial basis. During the year ended March 31, 2007, the Institute of Chartered Accountants of India issued Accounting Standard (‘AS’) 15 (revised) on retirement benefits, which is a revision of Accounting Standard 15, on retirement benefits. As per AS 15(R), in addition to certain other changes, the Company was required to account for the provision for leave encashment based on an employees’ cost to the company instead of the basic salary, at which leaves can be encashed. AS 15(R) allowed an adjustment to the opening reserves for the difference in liability arising on account of retirement benefits at March 31, 2006.

h)	Accounting for Securitization

Under US GAAP, the Company accounts for gain on sale of loans securitized (including float income) at the time of sale in accordance with Statement No 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. As per Statement No 140, any gain or loss on the sale of the financial asset is accounted for in the income statement at the time of the sale. Under Indian GAAP, with effect from February 1, 2006, net income arising from securitization of loan assets is accounted for over the life of the securities issued or to be issued by the special purpose vehicle/special purpose entity to which the assets are sold. The float income is accrued as it is earned under Indian GAAP.

i)	Deferred Taxes

The differences in the accounting for deferred taxes are primarily on account of:

i)	Tax impact of all US GAAP adjustments.

ii)
Deferred taxes created on undistributed earnings of subsidiaries and affiliates under US GAAP. Deferred taxes are not required to be created on undistributed earnings of subsidiaries and affiliates under Indian GAAP.

iii)
Under Indian GAAP deferred tax assets or liabilities are created based on substantively enacted tax rates whereas under US GAAP these are created on enacted tax rates in force at the balance sheet date.

j)	Others

Others include gains realized on redemption of certain venture capital units through equity shares under Indian GAAP. The same was not accounted for as a gain under US GAAP as consideration other than beneficial interest was not received.

k)	Dividend

Under US GAAP, dividends on common stock and the related dividend tax are recognized in the year of approval by the Board of Directors. Under Indian GAAP, dividends on common stock and the related dividend tax are recognized in the year to which it relates to.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

23.	Notes under US GAAP

1.	Additional information required under US GAAP

a.	Equity Affiliates

Under US GAAP the Company accounts for its ownership interest in ICICI Prudential Life Insurance Limited (‘ICICI Prulife’) and ICICI Lombard General Insurance Company Limited (‘ICICI Lombard’) by the equity method of accounting because of substantive participative rights held by the minority shareholders.

The summarized balance sheets and statements of operations of these entities as of and for the years ended March 31, 2006 and March 31, 2007 is set out below.
Rupees in million
Balance sheet	As of March 31,
	2006		2007
	ICICI	ICICI	ICICI	ICICI
	Prulife	Lombard	Prulife	Lombard
Cash and cash equivalents	2,903.4	1,077.9	5,451.7	2,389.7
Securities	16,025.0	9,092.2	23,065.9	15,552.3
Assets held to cover linked
liabilities	69,996.3	-	1,30,762.7	-
Other assets	12,689.0	7,069.5	24,176.4	13,291.7
Total assets	101,613.7	17,239.6	183,456.7	31,233.7
Provision for linked liabilities	69,996.3	-	130,762.7	-
Other liabilities	26,505.5	13,408.4	42,035.4	22,940.9
Stockholders’ equity	5,111.9	3,831.2	10,658.6	8,292.8
Total liabilities and stockholders’ equity	101,613.7	17,239.6	183,456.7	31,233.7

Rupees in million
Statement of income	Year ended March 31,
	2006		2007
	ICICI	ICICI	ICICI	ICICI
	Prulife	Lombard	Prulife	Lombard
Interest income	709.4	460.1	9,590.9	866.6
Interest expense	-	-	-	-
Net interest income	709.4	460.1	9,590.9	866.6
Insurance premium	9,636.2	5,175.3	79,116.2	10,669.3
Other non-interest income	2,291.8	1,208.6	2,941.5	2,026.4
Non-interest expense	(13,294.7)	(6,462.0)	(95,313.1)	(13,387.3)
Income tax (expense)/ benefit	(442.1)	13.1	302.6	93.1
Net income/(loss)	(1,099.4)	395.1	(3,361.9)	268.1

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The aggregate market value of the shares of the equity affiliates (3i Infotech Ltd and Firstsource Solutions Ltd) held by the Company as on March 31, 2007 of equity affiliates, which are quoted on the stock exchange was Rs. 13,892.9 million.

b.	Goodwill and intangible assets

A listing of goodwill and intangible assets, by category under US GAAP is set out below.
Rupees in million
	As of March 31,
	2006	2007
Goodwill	8,657.8	2,713.7
Accumulated amortization	(54.0)	(54.0)
Goodwill, net	8,603.8	2,659.7
Customer-related intangibles	5,991.1	5,470.0
Accumulated amortization	(2,467.5)	(2,735.0)
Customer related intangibles, net	3,523.6	2,735.0
Asset management and advisory intangibles[1]	367.0	367.0
Other intangibles	76.0	47.0
Accumulated amortization	(47.0)	(47.0)
Other intangibles, net	29.0	-
Goodwill and intangible assets, net	12,523.4	5,761.7

1. With indefinite life.

The following table presents the changes in goodwill under US GAAP.
Rupees in million
	As of March 31,
	2006	2007
Opening balance	7,407.0	8,603.8
Goodwill relating to acquisitions consummated during the period	1,196.8	-
Goodwill transferred on change to equity method accounting of certain previously fully
consolidated entities[1]	-	(5,944.1)
Closing balance	8,603.8	2,659.7
1.	Certain entities which were subsidiaries at the commencement of the year are classified as equity method investees at year end because of dilution of share holding during the year.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table presents the changes in intangible assets under US GAAP.
Rupees in million
	As of March 31,
	2006	2007
Opening balance	5,991.1	5,991.1
Accumulated amortization	(2,467.5)	(3,014.5)
Intangible assets transferred on change to equity method accounting for certain previously
fully consolidated entities[1]	-	(241.6)
Other intangibles	-	47.0
Accumulated amortization	-	(47.0)
Closing balance	3,523.6	2,735.0
1.	Certain entities which were subsidiaries at the commencement of the year are classified as equity method investees at year end because of dilution of share holding during the year.

The estimated amortization schedule for intangible assets under US GAAP, on a straight line basis, for the next five years is set out below.

Rupees in million
Year ended March 31
2008	547.0
2009	547.0
2010	547.0
2011	547.0
2012	547.0
Thereafter	-
Total	2,735.0

c.	Employee benefits

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

In respect of the parent company, the gratuity benefit is provided to the employee either through a fund administered by a Board of Trustees and managed by Life Insurance Corporation of India (LIC) or through ICICI Prudential Life Insurance Company Limited. The Company is responsible for settling the gratuity obligation through contributions to the fund. The plan is fully funded.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the funded status of the plans and the amounts recognized in the financial statements.
Rupees in million
	As of March 31,
	2006	2007
Change in benefit obligations
Projected benefit obligations at beginning of the year	946.0	1,145.8
Adjustment due to change to equity method accounting for certain previously
fully consolidated entities	-	(111.8)
Obligations assumed on acquisition	7.5	-
Service cost	214.0	234.9
Interest cost	69.8	80.5
Benefits paid	(67.4)	(96.5)
Actuarial (gain)/loss on obligations	(24.1)	(271.5)
Projected benefit obligations at the end of the year	1,145.8	981.4

Change in plan assets
Fair value of plan assets at beginning of the year	716.5	850.5
Adjustment due to change to equity method accounting for certain fully consolidated entities earlier	-	(31.0)
Fair value of plan assets acquired on acquisition	5.1	-
Actual return on plan assets	28.9	48.3
Employer contributions	166.4	169.6
Benefits paid	(66.4)	(96.5)

Plan assets at the end of the year	850.5	940.9
	As of March 31,
	2006	2007
Funded status	(295.3)	(40.5)
Unrecognized actuarial loss	249.3	-
Unrecognized transitional obligation	(14.5)	-
Unrecognized prior service cost	50.1	-

Net amount recognized	(10.4)	(40.5)
Accumulated benefit obligation at year end	496.9	441.8

The components of the net gratuity cost are set out below.
Rupees in million
	Year ended March 31,
	2005	2006	2007
Service cost	153.3	214.0	234.9
Interest cost	55.6	69.8	80.5
Expected return on assets	(44.5)	(59.4)	(65.6)
Amortization of transition asset/liability	(1.0)	(1.0)	(1.1)
Amortization of prior service cost	5.7	5.7	4.7
Actuarial (gain)/loss	9.8	(7.2)	9.1
Curtailment (gain)/ loss	-	-	-
Net gratuity cost	178.9	221.9	262.5

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Weighted average assumptions used to determine net periodic benefit cost for the period are given below.

	As of March 31,
	2005	2006	2007
Discount rate	7.5%	8.0%	10.1%
Rate of increase in the compensation levels	7.0%	7.0%	7.0%
Rate of return on plan assets	7.5%	7.5%	7.5%

Weighted average assumptions used to determine benefit obligations are given below.

	As of March 31,
	2006	2007
Discount rate	8.0%	10.1%
Rate of increase in the compensation levels	7.0%	7.0%

As of March 31, 2007, of the total plan assets Rs. Nil million (March 31, 2006: Rs. 1.6 million) has been invested in debt securities of the Company.

Plan Assets

The Company determines its assumptions for the expected rate of return on plan assets based on the expected average long-term rate of return over the next 15 to 20 years.

The Company’s asset allocation for the gratuity at the end of the year ended March 31, 2007 and March 31, 2006 and the target allocation for year ending March 31, 2008 by asset category based on fair values is as follows.

Asset Category	Post-retirement asset at Mar 31, 2006	Post-retirement asset at Mar 31, 2007	Target asset allocation 2008
Debt Securities	0%	0%	0%
Other investments	100%	100%	100%
Total	100%	100%	100%

The plan assets are either maintained by LIC or ICICI Prudential Life Insurance Company Limited.

Investment strategy for plan assets maintained by ICICI Prudential Life Insurance Company Limited

The ICICI Prudential Life Insurance Company Limited administers the plan fund and it independently determines the target allocation by asset category. The investment strategy is to invest in a prudent manner for providing benefits to the participants of the scheme. The strategies are targeted to produce a return that, when combined with the Company’s contribution to the funds will maintain the fund’s ability to meet all required benefit obligations. The insurance industry in the country is highly regulated and ICICI Prudential Life Insurance Company Limited functions within regulated investment norms.

Investment strategy for plan assets maintained by LIC

LIC administers the plan fund and it independently determines the target allocation by asset category. The selection of investments and the asset category is determined by LIC. LIC’s strategy is to invest in a prudent manner to produce a return that will enable the fund to meet the

F-91

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

The benefit expected to be paid in each of the next five fiscal year and in the five fiscal years thereafter is as follows.
Rupees in million
Expected company contributions to the fund during the year ended March 31, 2008	171.5
Expected benefit payments from the fund during year ended March 31, 2008	50.9
2009	37.6
2010	57.5
2011	83.4
2012	109.7
Thereafter	1,002.3

Pension

The Company provides for pension, a deferred retirement plan covering certain employees. The plan provides for a pension payment on a monthly basis to these employees on their retirement based on the respective employee’s salary and years of employment with the Company. Employees covered by the pension plan are not eligible for benefits under the provident fund plan, a defined contribution plan. The pension plan pertained to the employees of erstwhile Bank of Madura, which was acquired with effect from April 2003.

The pension plan is funded through periodic contributions to a fund set-up by the Company and administered by a Board of Trustees. Such contributions are actuarially determined.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the funded status of the plan and the amounts recognized in the financial statements.
Rupees in million
	As of March 31,
	2006	2007
Change in benefit obligations
Projected benefit obligations at beginning of the year	1,018.7	1,009.1
Service cost	8.9	6.4
Interest cost	74.1	78.1
Benefits paid	(72.0)	(63.3)
Actuarial (gain)/loss on obligations	(20.6)	(170.7)
Projected benefit obligations at the end of the year	1,009.1	859.6

Change in plan assets
Fair value of plan assets at beginning of the year	1,154.0	1,229.5
Actual return on plan assets	140.1	(183.5)
Employer contributions	7.4	5.8
Benefits paid	(72.0)	(63.3)

Plan assets at the end of the year	1,229.5	988.5
Funded status	220.4	128.9
Unrecognized actuarial loss/(gain)	(210.8)	-
Net amount recognized	9.6	128.9

Accumulated benefit obligation at year end	950.3	819.2

The components of the net pension cost are set out below.
Rupees in million
	Year ended March 31,
	2005	2006	2007

Service cost	10.2	8.9	6.4
Interest cost	70.4	74.1	78.1
Expected return on assets	(76.7)	(84.7)	(90.1)
Actuarial (gain) / loss	-	(1.2)	(5.9)
Net pension cost	3.9	(2.9)	(11.5)

Weighted average assumptions used to determine net periodic benefit cost for the period are given below.

	As of March 31,
	2005	2006	2007

Discount rate	7.5%	8.0%	10.1%
Rate of increase in the compensation levels	7.0%	7.0%	7.0%
Rate of return on plan assets	7.5%	7.5%	7.5%
Pension increases	3.0%	3.0%	3.0%

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Weighted average assumptions used to determine benefit obligations are given below.

	As of March 31,
	2005	2006	2007
Discount rate	7.5%	8.0%	10.1%
Rate of increase in the compensation levels	7.0%	7.0%	7.0%
Pension increases	3.0%	3.0%	3.0%

Plan Assets

The Company determines its assumptions for the expected rate of return on plan assets based on the expected average long-term rate of return over the next 15 to 20 years.

The Company’s asset allocation for the pension at the end of the year ended March 31, 2006 and March 31, 2007 and the target allocation for year ending March 31, 2008 by asset category based on fair values are as follows.

Asset Category	Pension assets at March 31, 2006	Pension assets at March 31, 2007	Target asset allocation 2008
Debt Securities	100%	100%	100%
Other investments	0%	0%	0%
Total	100%	100%	100%

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

The benefit expected be paid in each of the next five fiscal years thereafter is as follows.
Rupees in million
Expected company contributions to the fund during the year ended March 31, 2008	5.0
Expected benefit payments from the fund during year ended March 31, 2008	70.1
2009	73.4
2010	75.5
2011	77.8
2012	83.4
Thereafter	466.9

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Superannuation

The permanent employees of the Company are entitled to receive retirement benefits under the superannuation scheme operated by the Company. Superannuation is a defined contribution plan under which the Company contributes annually a sum equivalent to 15.0% of the employee’s eligible annual salary to LIC, the manager of the fund, which undertakes to pay the lump sum and annuity payments pursuant to the scheme. The Company contributed Rs. 109.0 million, Rs. 110.0 million and Rs. 99.0 million to the employees superannuation plan for the years ended March 31, 2005, 2006 and 2007 respectively.

Provident fund

In accordance with Indian regulations, employees of the Company (excluding those covered under the pension scheme) are entitled to receive benefits under the provident fund, a defined contribution plan, in which, both the employee and the Company contribute monthly at a determined rate. These contributions are made to a fund set up by the Company and administered by a Board of Trustees. The contribution to the employees provident fund amounted to Rs. 280.0 million, Rs. 428.0 million and Rs. 699.3 million for the years ended March 31, 2005, 2006 and 2007 respectively.

d.	Employee Accounting for Deferred Benefit Pensions and other Post Retirement benefits

As of March 31, 2007, the Company adopted Statement No. 158, Employee Accounting for Deferred Benefit Pensions and other Post Retirement benefits. On adoption of Statement No. 158, the Company has recorded the funded status of its deferred benefit pensions and post retirement plan as a liability, with a corresponding off-set, net of taxes, recorded in accumulated other comprehensive income.

The adjustment on account of Statement No. 158 was an increase of Rs. 20.3 million on other liabilities, an increase of Rs. 6.8 million on deferred tax assets (net) and a reduction of Rs. 13.5 million on other comprehensive income.

e.	Stock-based compensation – Pro forma disclosures

The Company accounts for all stock options granted after April 1, 2006 at fair values. However till March 31, 2006 the Company did not deduct the expense of stock option grant from its income statement based on the fair value method as the Company has adopted pro-forma disclosure provisions of Statement No. 123 on “Accounting for Stock based Compensation”. Had compensation cost been determined in a manner consistent with a fair value approach described in Statement No. 123, the Company’s net income and earnings per share under US GAAP would have changed to the amounts indicated below.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in Million
	Year ended March 31,
	2005	2006
Net income/(loss) (in millions)
As reported	8,529.7	20,040.3
Add: Stock based employee compensation expense included in
reported net income	48.0	29.0
Less: Stock based employee compensation expense determined under
fair value based method	478.0	525.5
Pro forma net income/ (loss)	8,099.7	19,543.8
Earnings per share: Basic (in Rs. )
As reported	11.72	25.64
Pro forma	11.13	25.00
Earnings per share: Diluted (in Rs. )
As reported	11.60	25.34
Pro forma	11.02	24.71

In the current year, the Company has adopted the provisions of Statement No. 123(R).

The fair value of the options is estimated on the date of the grant using the Black-Scholes options pricing model, with the following assumptions.

	Year ended March 31,
	2005	2006
Dividend yield	2.7%	2.0%
Expected life	3-6 years	3-6 years
Risk free interest rate	4.6%-6.1%	6.4%-7.2%
Volatility	39%	37.7%

f.	Earnings per share (EPS)

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The computation of earnings per share as per US GAAP is given below.
Rupees in million
	Year ended March 31,
	2005		2006		2007
	(in millions, except earnings per share data)
		Fully		Fully		Fully
	Basic	Diluted	Basic	diluted	Basic	Diluted
Earnings
Net income (before dilutive impact)	8,529.7	8,529.7	20,040.3	20,040.3	31,270.8	31,270.8
Contingent issuances of subsidiaries	-	(13.9)	-	(26.6)	-	(42.5)
	8,529.7	8,515.8	20,040.3	20,013.7	31,270.8	31,228.3
Common stock
Weighted-average common stock outstanding	727.7	727.7	781.7	781.7	892.8	892.8
Dilutive effect of employee stock options	-	6.0	-	8.3	-	4.9
Total	727.7	733.7	781.7	790.0	892.8	897.7

Earnings per share
Net income (Rs.)	11.72	11.60	25.64	25.34	35.0	34.8

g.	Income taxes

Components of deferred tax balances

The components of the deferred tax balances are set out below.

Rupees in million
	As of March 31,
	2006	2007
Deferred tax assets
Allowance for loan losses	14,056.7	19,196.8
Available for sale securities	2,502.0	3,576.8
Investments in trading securities	45.2	74.3
Employee retirement	242.3	215.2
Capital loss carry forward	1,583.4	-

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Business loss carry forward	679.3	275.2
Deposits	6.5	2.3
Investments in affiliates	1,274.7	1,974.5
Other	582.5	616.1
	20,972.6	25,931.2
Valuation allowance [1]	(780.2)	(56.2)
Total deferred tax asset	20,192.4	25,875.0
Deferred tax liabilities
Property and equipment	(7,226.6)	(6,588.2)
Investments in subsidiaries and affiliates[2]	(823.8)	(880.0)
Intangibles	(1,329.7)	(920.6)
Unearned income	(2,614.8)	(1,652.9)
Long-term debt	(219.2)	(310.7)
Others	(52.2)	(703.8)
Total deferred tax liability	(12,266.3)	(11,056.2)
Net deferred tax asset	7,926.1	14,818.8
1.	The valuation allowance has reduced primarily because of capital gains realized by ICICI Bank during the year.
2.
As of March 31, 2007, the Company has not provided for deferred income taxes on the undistributed earnings of Rs 2,617 of its foreign subsidiary, since these earnings are intended to be reinvested indefinitely. A deferred tax liability will be recognized when the Company no longer demonstrates that it plans to permanently reinvest the undistributed earnings.

In assessing the realisability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realised. The ultimate realisation of the deferred tax asset is dependent on the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, the projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Company will realise the benefits of those deductible differences, net of the existing valuation allowances at March 31, 2007. The amount of deferred tax assets considered realisable, however could be reduced in the near term if estimates of future taxable income are reduced.

The Indian statutory tax rate was 35% for the year ended March 31, 2005 and 30% for the years ended March 31, 2006 and 2007. The above rate is increased by applicable surcharge and education cess payable on tax and surcharge. During each of the years presented, legislation was enacted in the first few months of the fiscal year that changed the amount of the surcharge for that fiscal year and future years. The rate of surcharge is 2.5% for the year ended March 31, 2005 and 10% for the years ended March 31, 2006 and 2007, whereas rate of education cess has remained the same at 2% for the years ended March 31, 2005, 2006 and 2007. This has resulted in a statutory tax rate of 36.5925%, 33.66% and 33.66% for the years ended March 31, 2005, 2006 and 2007, respectively.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Reconciliation of tax rates

The following table gives reconciliation of expected income taxes at statutory income tax rate to income tax expense /benefit as reported.

Rupees in million
	Year ended March 31,
	2005	2006	2007

Income/(loss) before income taxes[1]	10,166.5	28,682.9	38,140.0
Statutory tax rate	36.59%	33.66%	33.66%
Income tax expense/(benefit) at the statutory tax rate	3,720.2	9,654.7	12,837.9
Increases/(reductions) in taxes on account of:
Special tax deductions available to financial institutions	(39.9)	(841.5)	(1,483.2)

Exempt interest and dividend income	(478.8)	(398.9)	(1,627.0)
Income charged at rates other than statutory tax rate	(1,005.2)	(1,392.7)	(2,367.2)
Changes in the statutory tax rate	(147.4)	807.2	-
Expenses disallowed for tax purposes	244.8	710.8	1,094.1
Tax on undistributed earnings of subsidiaries & equity affiliates	12.0	108.5	(640.9)
Change in valuation allowance	(757.7)	(38.2)	(612.3)
Tax adjustments in respect of prior year tax assessments	6.6	65.0	(126.9)
Others	81.9	(32.5)	(206.0)
Income tax expense/ (benefit) reported[2]	1,636.5	8,642.4	6,868.5
1.
Includes income/(loss) before income taxes of foreign subsidiaries of Rs. 2,518.3 million, Rs.250.0 million and Rs. (381.3) million for the year ended March 31, 2005, March 31, 2006 and March 31, 2007 respectively.

2.	Includes taxes of foreign subsidiaries of Rs. 756 million, Rs.198.6 million and Rs. (78.3) million for the year ended March 31, 2005, March 31, 2006 and March 31, 2007 respectively.

The Company had a valuation allowance of Rs. 892.8 million as at April 1, 2004. The net change in the total valuation allowance for the years ended March 31, 2005, March 31, 2006 and March 31, 2007 was a decrease of Rs. 757.8 million and an increase of Rs. 645.2 million and a decrease of Rs. 724.0 million respectively.

As at March 31, 2007, the Company has total business loss carry forwards of Rs. 857.0 million. Of this amount, business loss carry forwards pertaining to Company’s US subsidiary are Rs. 94.6 million which expire in 2027 and Canada subsidiary are Rs. 762.4 million, with expiration dates as follows: March 31, 2012: Rs.258.5 million, March 31, 2015: Rs. 483.9 million and March 31, 2016: Rs 20.1 million.

h.	Other than temporary impairment

The Company has determined that certain unrealized losses on the Company’s investments in equity and debt securities are temporary in nature. The Company conducts a review each year to identify and evaluate investments that have indications of possible impairment. An investment in an equity or debt security is impaired if its fair value falls below its cost and the decline is considered other than temporary. Factors considered in determining whether a loss is temporary one; the financial condition and near term prospects of the issuer, and the Company’s ability and intent to hold the investment for a period sufficient to allow for any anticipated recovery. The Company’s review of impairment generally entails:

•	identification and evaluation of investments that have indications of possible impairment;

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

•	analysis of individual investments that have fair values less than 75% of amortized cost, including consideration of the length of time the investment has been in an unrealized loss position;

•
an analyses of evidential matter, including an evaluation of factors or triggers that would or could cause individual investments to qualify as having other-than temporary impairment and those that would not support other-than temporary impairment; and

•	documentation of the results of these analyses, as required under business policies.

The fair value of the investments in equity and debt securities in an unrealized loss position as of March 31, 2007 is set out below.

	Less than 12 months		12 months or longer		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Description of securities	Value	Losses	Value	Losses	Value	Losses
			(in millions)
Corporate debt securities	22,112.2	(73.1)	1,194.7	(60.0)	23,306.9	(133.1)
Government securities	242,384.4	(4,299.6)	147,446.0	(5,906.2)	389,830.4	(10,205.8)
Other securities	7,838.8	(40.6)	1,250.3	(55.8)	9,089.1	(96.4)
Total debt securities	272,335.4	(4,413.3)	149,891.0	(6,022.0)	422,226.4	(10,435.3)

Marketable equity securities	2,321.5	(637.3)	475.3	(309.1)	2,796.8	(946.4)
Investment in equity securities carried at cost	2,212.8	(281.3)	14.7	(42.0)	2,227.5	(323.3)
Other Securities	609.4	(37.0)	135.8	(13.5)	745.2	(50.5)
Total	277,479.1	(5,368.9)	150,516.8	(6,386.6)	427,995.9	(11,755.5)

The reasons for not classifying certain investments in debt and equity securities with unrealized losses as other than temporary impaired are as follows:

•
The unrealized losses on corporate debt securities and other securities are nominal and are due to the market rate movement. Thus the Company does not consider these investments to be other than temporarily impaired as on March 31, 2007.

•
The unrealized losses on government securities were due to interest rate increases. The Company has the ability and intent to hold these investments until the recovery of fair value, which may be at maturity when the investments will be settled at amortized cost. Thus the Company does not consider those investments to be other than temporarily impaired as on March 31, 2007.

•
The diminution in the value of marketable equity securities & equity securities carried at cost are not considered as other than temporary impaired as on March 31, 2007 after considering the factors like projects under implementation, strategic investments. And the entity’s proposed capacity expansion for improving the marketability of the product, increasing sale trend, cash flows etc.

Based on the above evaluation and the company’s ability and intent to hold those investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider these to be other than temporary impaired at March 31, 2007.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

i.	Comprehensive income

The details of comprehensive income for the year ended March 31, 2005, March 31, 2006 and March 31, 2007 are given below.
Rupees in million
	March 31, 2005	March 31, 2006	March 31, 2007
Net income/(loss) (net of tax)	8,530	20,040	31,271
Net unrealized gain/(loss) on securities, net of realization & Others (net of tax)	(1,426)	(2,917)	(3,030)
Translation adjustments (net of tax)	(26)	150	(719)
Employee accounting for deferred benefit pensions and other post retirement benefits (net of tax)	-	-	(14)
Comprehensive income	7,078	17,273	27,508

24.	Regulatory matters

Subsequent to the reverse acquisition, the Company is a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to examination by the Reserve Bank of India.

Statutory liquidity requirement

In accordance with the Banking Regulation Act, 1949, the Company is required to maintain a specified percentage of its net demand and time liabilities by way of liquid unencumbered assets like cash, gold and approved securities. The amount of securities required to be maintained at March 31, 2007 was Rs. 661,339.6 million (March 31, 2006: Rs. 446,604.7 million).

Capital Adequacy

The Bank is subject to the capital adequacy requirements set by the Reserve Bank of India, which stipulate a minimum ratio of capital to risk adjusted assets and off- balance sheet items of 9.0% to be maintained. The capital adequacy ratio of ICICI Bank calculated in accordance with the Reserve Bank of India guidelines at March 31, 2007 was 11.7% (March 31, 2006: 13.35%) .

25.	Convenience Translation

Solely for the convenience of the readers, the financial statements as of and for the year ended March 31, 2007, have been translated into United States dollars at the noon buying rate in New York City on March 30, 2007 (March 31, 2007 being a Saturday), for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve of New York of US$ 1 = Rs. 43.10. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other certain rate on March 31, 2007, or at any other certain date.

26.	Comparative figures

Figures of the previous year have been regrouped to conform to the current year presentation.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

For and on behalf of Board of Directors

K. V. Kamath	Kalpana Morparia	Vishakha Mulye
Managing Director & CEO	Joint Managing Director	Group Chief Financial
Officer
Rakesh Jha	Jyotin Mehta
Deputy Chief Financial	General Manager &
Officer	Company Secretary

Place: Mumbai
Date : May 31, 2007

EXHIBIT INDEX

Exhibit No.	Description of Document

1.1	ICICI Bank Memorandum of Association, as amended (incorporated by reference to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2004 filed on September 29, 2004).

1.2	ICICI Bank Articles of Association, as amended (incorporated by reference to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2005 filed on September 30, 2005).

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

2.3	ICICI Bank’s Specimen Certificate for Equity Shares (incorporated herein by reference to ICICI Bank’s Registration Statement on Form F-1 (File No. 333-30132)).

4.1	ICICI Bank’s Employee Stock Option Plan, as amended (incorporated by reference to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2004 filed on September 29, 2004).

8.1	List of Subsidiaries (included under “Business – Subsidiaries and Joint Ventures” herein).

11.1	Code of Business Conduct and Ethics (incorporated by reference to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2004 filed on September 29, 2004).

12.1	Certification of the Managing Director & Chief Executive Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of the Chief Financial Officer & Treasurer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act.

13	Certification of periodic financial report pursuant to 18 USC. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.

Exh-1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

For ICICI BANK LIMITED
By:	/s/ Jyotin Mehta
Name:	Mr. Jyotin Mehta
Title:	General Manager and Company Secretary

Place:   Mumbai
Date:    June 11, 2007