Form 20-F/A
period 2007-03-31
ICICI BANK LTD
filed 2007-06-13
CIK 1103838

As filed with the Securities and Exchange Commission on June 13, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
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

EXPLANATORY NOTE

This Amendment No. 1 (this "Form 20-F/A") to our Annual Report on Form 20-F for the year ended March 31, 2007 that was originally filed on June 11, 2007 (the "Original Filing"), is being filed to correct clerical errors made on pages F-2, F-4, in Exhibit 12.2 and in Exhibit 13 of the Original Filing.

For the convenience of the reader, this Form 20-F/A sets out the Original Filing in its entirety. However, this Form 20-F/A only corrects the following information:

•	The last paragraph on page F-2 (REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM) has been amended to change the date of the auditors’ report to May 31, 2007.

•	The last paragraph on page F-4 (REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM) has been amended to change the date of the auditors’ report to May 31, 2007.

•	In Exhibit 12.2, Ms. Vishakha Mulye’s title has been amended to reflect her position as “Group Chief Financial Officer”.

•	In Exhibit 13, Ms. Vishakha Mulye’s title has been amended to reflect her position as “Group Chief Financial Officer”.

No attempt has been made in this Form 20-F/A to modify or update other disclosure presented in the Original Filing (including exhibits thereto), other than to correct the errors referred to above.

i

CROSS REFERENCE SHEET

Form 20-F/A	Item Number and Caption	Location	Page

Part – I
1	Identity of Directors, Senior Management and Advisers	Not applicable

2	Offer Statistics and Expected Timetable	Not applicable

3	Key Information	Selected Consolidated Financial and Operating Data	75
		Exchange Rates	3
		Risk Factors	4

4	Information on the Company	Business	19
		Operating and Financial Review and Prospects—Capital Expenditure	106
		Operating and Financial Review and Prospects—Effect of Other Acquisitions	83
		Operating and Financial Review and Prospects—Segment Revenues and Assets	107
		Overview of the Indian Financial Sector	134
		Supervision and Regulation	146

5	Operating and Financial Review and Prospects	Operating and Financial Review and Prospects	80
		Business—Risk Management	35
		Business—Funding	32

6	Directors, Senior Management and Employees	Management	117
		Business—Employees	69

7	Major Shareholders and Related Party Transactions	Business—Shareholding Structure and Relationship with the Government of India	20
		Operating and Financial Review and Prospects—Related Party Transactions	112
		Management—Compensation and Benefits to Directors and Officers—Interest of Management in Certain Transactions	133
		Management—Compensation and Benefits to Directors and Officers—Loans	131
		Market Price Information	172
		Note B.2 in Notes to Consolidated Financial Statements	F-39

8	Financial Information	Report of Independent Registered Public Accounting Firm	F-2
		Consolidated Financial Statements and the notes thereto	F-5
		Operating and Financial Review and Prospects— Major Events Affecting Results and Financial Condition	81
		Business—Legal and Regulatory Proceedings	71
		Dividends	177

9	The Offer and Listing	Market Price Information	172
		Restriction on Foreign Ownership of Indian Securities	174

10	Additional Information	Additional Information	186
		Exchange Controls	169
		Taxation	179
		Restriction on Foreign Ownership of Indian Securities	174
		Dividends	177
		Subsidiaries and Joint Ventures	63

11	Quantitative and Qualitative Disclosures About Market Risk	Business—Risk Management—Quantitative and Qualitative Disclosures About Market Risk	40

12	Description of Securities Other than Equity Securities	Not applicable

Part – II
13	Defaults, Dividend Arrearages and Delinquencies	Not applicable

14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable

15	Controls and Procedures	Business—Risk Management—Controls and Procedures	49

16	[Reserved]	Not applicable

16A	Audit Committee Financial Expert	Management—Corporate Governance—Audit Committee	125

16B	Code of Ethics	Management—Corporate Governance—Code of Ethics	127

16C	Principal Accountant Fees and Services	Management—Corporate Governance—Principal Accountant Fees and Services	127

16D	Exemptions from the Listing Standards for Audit Committees	Not applicable

16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Business—Shareholding Structure and Relationship with the Government of India	20

Part – III
17	Financial Statements	See Item 18

18	Financial Statements	Report of Independent Registered Public Accounting Firm	F-2
		Consolidated Financial Statements and the notes thereto	F-5

19	Exhibits	Exhibit index and attached exhibits	Exh-1

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated May 31, 2007 expressed an unqualified opinion on management’s assessment of, and on the effective operation of, internal control over financial reporting.

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
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of March 31, 2006 and 2007, and the related consolidated profit and loss accounts and consolidated cash flow statements for each of the years in the three−year period ended March 31, 2007, and our report dated May 31, 2007 expressed an unqualified opinion on those consolidated financial statements.

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

2.3	ICICI Bank’s Specimen Certificate for Equity Shares (incorporated herein by reference to ICICI Bank’s Registration Statement on Form F-1 (File No. 333-30132)).

4.1	ICICI Bank’s Employee Stock Option Plan, as amended (incorporated by reference to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2004 filed on September 29, 2004).

8.1	List of Subsidiaries (included under “Business – Subsidiaries and Joint Ventures” herein).

11.1	Code of Business Conduct and Ethics (incorporated by reference to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2004 filed on September 29, 2004).

12.1	Certification of the Managing Director & Chief Executive Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of the Group Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act.

13	Certification of periodic financial report pursuant to 18 USC. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.

Exh-1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

For ICICI BANK LIMITED
By:	/s/ Jyotin Mehta
Name:	Mr. Jyotin Mehta
Title:	General Manager and Company Secretary

Place:   Mumbai
Date:    June 13, 2007