Form 20-F
period 2008-03-31
ICICI BANK LTD
filed 2008-09-29
CIK 1103838

As filed with the Securities and Exchange Commission on September 29, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended March 31, 2008
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
____________
(1)	Not for trading, but only in connection with the registration of American Depositary Shares representing such Equity Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

The number of outstanding Equity Shares of ICICI Bank Limited as of March 31, 2008 was 1,112,687,495.

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
Yes  ☐                                No  ☒

i

CROSS REFERENCE SHEET

Form 20-F	Item Number and Caption	Location	Page

Part – I
1	Identity of Directors, Senior Management and Advisers	Not applicable

2	Offer Statistics and Expected Timetable	Not applicable

3	Key Information	Selected Consolidated Financial and Operating Data	78
		Exchange Rates	3
		Risk Factors	4

4	Information on the Company	Business	21
		Operating and Financial Review and Prospects—Capital Expenditure	111
		Operating and Financial Review and Prospects—Effect of Other Acquisitions	86
		Operating and Financial Review and Prospects—Segment Revenues and Assets	112
		Overview of the Indian Financial Sector	141
		Supervision and Regulation	153
		Business—Properties	74

4A	Unresolved Staff Comments	None

5	Operating and Financial Review and Prospects	Operating and Financial Review and Prospects	83
		Business—Risk Management	38
		Business—Funding	35

6	Directors, Senior Management and Employees	Management	124
		Business—Employees	73

7	Major Shareholders and Related Party Transactions	Business—Shareholding Structure and Relationship with the Government of India	23
		Operating and Financial Review and Prospects—Related Party Transactions	118
		Management—Compensation and Benefits to Directors and Officers—Interest of Management in Certain Transactions	140
		Management—Compensation and Benefits to Directors and Officers—Loans	139
		Market Price Information	182
		Note A.4 in Notes to Consolidated Financial Statements	F-41

Form 20-F	Item Number and Caption	Location	Page

8	Financial Information	Report of Independent Registered Public Accounting Firm	F-2
		Consolidated Financial Statements and the notes thereto	F-5
		Operating and Financial Review and Prospects—Major Events Affecting Results and Financial Condition	84
		Business—Legal and Regulatory Proceedings	75
		Dividends	187

9	The Offer and Listing	Market Price Information	182
		Restriction on Foreign Ownership of Indian Securities	184

10	Additional Information	Additional Information	194
		Exchange Controls	179
		Taxation	188
		Restriction on Foreign Ownership of Indian Securities	184
		Dividends	187
		Subsidiaries and Joint Ventures	67

11	Quantitative and Qualitative Disclosures About Market Risk	Business—Risk Management—Quantitative and Qualitative Disclosures About Market Risk	44

12	Description of Securities Other than Equity Securities	Not applicable

Part – II
13	Defaults, Dividend Arrearages and Delinquencies	Not applicable

14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable

15	Controls and Procedures	Business—Risk Management—Controls and Procedures	53

16	[Reserved]	Not applicable

16A	Audit Committee Financial Expert	Management—Corporate Governance—Audit Committee	132

16B	Code of Ethics	Management—Corporate Governance—Code of Ethics	134

16C	Principal Accountant Fees and Services	Management—Corporate Governance—Principal Accountant Fees and Services	135

16D	Exemptions from the Listing Standards for Audit Committees	Not applicable

16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Business—Shareholding Structure and Relationship with the Government of India	23

Form 20-F	Item Number and Caption	Location	Page

Part – III
17	Financial Statements	See Item 18

18	Financial Statements	Report of Independent Registered Public Accounting Firm	F-2
		Consolidated Financial Statements and the notes thereto	F-5

19	Exhibits	Exhibit index and attached exhibits	Exh-1

CERTAIN DEFINITIONS

ICICI Limited, ICICI Personal Financial Services Limited and ICICI Capital Services Limited amalgamated with and into ICICI Bank Limited, effective March 30, 2002 for accounting purposes under generally accepted accounting principles in India (“Indian GAAP”). In this annual report, all references to “we”, “our” and “us” are to ICICI Bank Limited and its consolidated subsidiaries and other consolidated entities under Indian GAAP subsequent to the amalgamation. References to specific data applicable to particular subsidiaries or other consolidated entities are made by reference to the name of that particular entity. References to “ICICI Bank” and "the Bank" are, as the context requires, to ICICI Bank Limited on an unconsolidated basis subsequent to the amalgamation, to ICICI Bank Limited on an unconsolidated basis prior to the amalgamation, or to both. References to “ICICI” are to ICICI Limited and its consolidated subsidiaries and other consolidated entities under Indian GAAP prior to the amalgamation. References to “ICICI Personal Financial Services” are to ICICI Personal Financial Services Limited. References to “ICICI Capital Services” are to ICICI Capital Services Limited. References to the “amalgamation” are to the amalgamation of ICICI, ICICI Personal Financial Services and ICICI Capital Services with and into ICICI Bank. References to “the Scheme of Amalgamation” are to the Scheme of Amalgamation of ICICI, ICICI Personal Financial Services and ICICI Capital Services with ICICI Bank sanctioned by the High Court of Gujarat at Ahmedabad on March 7, 2002 and by the High Court of Judicature at Bombay on April 11, 2002 and approved by the Reserve Bank of India on April 26, 2002.

In the financial statements contained in this annual report and the notes thereto, all references to “the Company” are to ICICI Bank Limited and its consolidated subsidiaries and other consolidated entities under Indian GAAP.

All references to the “Companies Act” and the “Banking Regulation Act” are to the Companies Act, 1956 and the Banking Regulation Act, 1949 as passed by the Indian Parliament and as amended from time to time.

Pursuant to the issuance and listing of our securities in the United States under registration statements filed with the United States Securities Exchange Commission, we file annual reports on Form 20-F which must include financial statements prepared under generally accepted accounting principles in the United States (US GAAP) or financial statements prepared according to a comprehensive body of accounting principles with a reconciliation of net income and stockholders’ equity to US GAAP. When we first listed our securities in the United States, Indian GAAP was not considered a comprehensive body of accounting principles under the United States securities laws and regulations. Accordingly, our annual reports on Form 20-F for fiscal years 2000 through 2005 included US GAAP financial statements. However, pursuant to a significant expansion of Indian accounting standards, Indian GAAP constitutes a comprehensive body of accounting principles. Accordingly, we have included in this annual report, as in the annual reports for fiscal 2006 and fiscal 2007, consolidated financial statements prepared according to Indian GAAP, with a reconciliation of net income and stockholders' equity to US GAAP and a description of significant differences between Indian GAAP and US GAAP.

Our annual report prepared and distributed to our shareholders under Indian law and regulations include unconsolidated Indian GAAP financial statements, management’s discussion and analysis of our results of operations and financial condition based on unconsolidated Indian GAAP financial statements, consolidated Indian GAAP financial statements and reconciliation to US GAAP and related notes.

FORWARD-LOOKING STATEMENTS

We have included statements in this annual report which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions, may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities both in and outside of India, our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve  our strategic and financial objectives, our ability to manage the increased complexity of the risks we face following our rapid international growth, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, including on the assets and liabilities of ICICI, a former financial institution not subject to Indian banking regulations, the state of the global financial system and other systemic risks, the bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature of credit spreads, interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in this form. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

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

In early July 1991, the government adjusted the Indian rupee downward by an aggregate of approximately 20.0% against the US dollar. The adjustment was effected as part of an economic package designed to overcome economic and foreign exchange problems. After the Indian rupee was made convertible on the current account in March 1993, it depreciated on an average annual basis at a rate of approximately 5-6%. The rupee depreciated against the US dollar by 0.5% during fiscal 2005 and by 2.0% during fiscal 2006. During fiscal 2007, the rupee appreciated against the US dollar by 3.1%, moving from Rs. 44.48 per US$ 1.00 at March 31, 2006 to Rs. 43.10 per US$ 1.00 at March 30, 2007. During fiscal 2008 the rupee appreciated against the US dollar by 7.1%, moving from Rs. 43.10 per US$ 1.00 at March 30, 2007 to Rs. 40.02 per US$ 1.00 at March 31, 2008. During fiscal 2009 (through September 19, 2008), the rupee depreciated against the US dollar by 14.2% moving from Rs. 40.02 per US$ 1.00 at March 31, 2008 to Rs. 45.71 at September 19, 2008. The following table sets forth, for the periods indicated, certain information concerning the exchange rates between Indian rupees and US dollars based on the noon buying rate.
Fiscal Year	Period End(1)	Average(1) (2)
2004	43.40	45.78
2005	43.62	44.87
2006	44.48	44.20
2007	43.10	45.06
2008	40.02	40.13
2009 (through September 19, 2008)	45.71	42.48
Month	High	Low
November 2007	39.68	39.11
December 2007	39.55	39.29
January 2008	39.55	39.13
February 2008	40.11	39.12
March 2008	40.46	39.76
April 2008	40.45	39.73
May 2008	42.15	42.00
June 2008	42.93	42.76
July 2008	42.47	42.70
August 2008	43.74	42.01
September 2008 (through September 19, 2008)	46.81	43.95
______________
(1)	The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.

(2)	Represents the average of the noon buying rate on the last day of each month during the period.

Although certain rupee amounts in this annual report have been translated into US dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into US dollars at any particular rate, the rates stated below, or at all. Except in the section on “Market Price Information”, all translations from rupees to US dollars are based on the noon buying rate in the City of New York for cable transfers in rupees at March 31, 2008. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate at March 31, 2008 was Rs. 40.02 per US$ 1.00 and at September 19, 2008 was Rs. 45.71 per US$ 1.00.

RISK FACTORS

You should carefully consider the following risk factors as well as other information contained in this annual report in evaluating us and our business.

Risks Relating to India

A slowdown in economic growth or rise in interest rates in India could cause our business to suffer.

Any slowdown in the Indian economy could adversely affect our borrowers and contractual counterparties. Further, in light of the increasing linkage of the Indian economy to other developed and emerging economies, the Indian economy is increasingly influenced by economic and market conditions in other countries and, as a result, a slowdown in the economic growth of the United States and other important countries in the developed and emerging global economy, especially those where we have established our international operations, could have an adverse impact on economic growth in India. The growth rate of India’s GDP, which was 9.0% or higher in each of fiscal years 2006, 2007 and 2008, moderated to 7.9% in the first quarter of fiscal 2009.  Since fiscal 2007, we have experienced a slowdown in disbursements of housing, automobile and other retail loans. The current uncertain economic situation, in India and globally, could result in a further slowdown in economic growth, investment and consumption, adversely impacting our business. A further slowdown in the rate of growth in the Indian economy could result in lower demand for credit and other financial products and services and higher defaults among corporate, retail and rural borrowers, which could adversely impact our business, our financial performance, our stockholders’ equity, our ability to implement our strategy and the price of our equity shares and ADSs.

Inflation and government efforts to combat inflation may contribute significantly to economic uncertainty in India and could adversely affect us and the market price of our ADSs.

India has recently experienced higher than normal rates of inflation.  India’s annual inflation rate, measured by the wholesale price index, reached 12.63% in August of 2008, its highest rate in 13 years.  Since 2005, interest rates in the Indian economy have increased significantly in response to monetary policy measures to contain rising inflation and there is a risk of a sustained period of high interest rates.  Most recently, prompted by concerns about inflation, the Reserve Bank of India raised its key interest rate, the repo rate, three times in June and July of 2008.  As of September 2008, the repo rate stood at a seven-year high of 9.0%.  The next scheduled rate review is on October 24, 2008.  The Reserve Bank of India also raised bank reserve requirements in order to combat inflation.  See “Supervision and Regulation — Legal Reserve Requirements”.  Future government actions taken to combat inflation could have adverse effects on the Indian economy.  Such actions could include a further tightening of monetary policy by raising interest rates, thereby restricting the availability of credit and reducing economic growth.  Increases in the basic interest rate could adversely affect us by reducing demand for our credit, increasing our cost of funds and increasing the risk of customer default to the extent these effects are not offset by increased margins.  For the impact of interest rate increases on our business, see also “— A slowdown in economic growth or rise in interest rates in India could cause our business to suffer” and “Business — Risk Management — Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Risk”.

Actions taken to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in India and heightened volatility in the Indian securities market.  If India experiences fluctuations in rates of inflation in the future, our business could be affected and, if investor confidence lags, the price of our securities may fall. Inflationary pressures may also affect our ability to access foreign financial markets and may lead to counter-inflationary policies that may harm our business or adversely affect the market price of our shares and ADSs.

A significant increase in the price of crude oil could adversely affect the Indian economy, which could adversely affect our business.

India imports over 75.0% of its requirements of crude oil, which were over 30% of total imports in fiscal 2008. Since 2004, there has been a sharp increase in global crude oil prices due to both increased demand and pressure on production and refinery capacity, and political and military tensions in key oil-producing regions. The full burden of the oil price increase has not been passed to Indian consumers and has been substantially absorbed by the government and government-owned oil marketing companies. Sustained high levels of oil prices, further increases or volatility of oil prices and the pass-through of increases to Indian consumers could have a material negative impact on the Indian economy and the Indian banking and financial system in particular, including through a rise in inflation and market interest rates and a higher trade deficit. This could adversely affect our business including our liquidity, our ability to grow, the quality of our assets, our financial performance, our stockholders’ equity, our ability to implement our strategy and the price of our equity shares and ADSs.

Like all financial institutions, we are vulnerable to episodes of financial instability in India and in other countries which could adversely affect our business and the price of our equity shares and ADSs.

Since August 2007, the global financial system has experienced difficult credit and liquidity conditions and disruptions leading to less liquidity, greater volatility, general widening of spreads and, in some cases, lack of price transparency on interbank lending rates. In September 2008, global financial markets deteriorated sharply following the bankruptcy filing by Lehman Brothers. In the days that followed, it became apparent that a number of other major financial institutions, including some of the biggest commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies in the United States were experiencing difficulties. The United States government has intervened on an unprecedented scale to prevent the failure of some of these institutions and to provide support to the multi-trillion dollar money market mutual fund industry, which suffered an erosion in investor confidence following the discovery that a number of large money market mutual funds have recently “broken the buck”, meaning that the net asset values of the funds have fallen below amounts customers have invested. The impact of this financial crisis has not been limited to the United States. Governments in Europe and the United Kingdom have recently nationalized a number of financial institutions, there has been a deposit run and numerous institutions have sought additional capital. Central banks all over the world have agreed to act in concert to increase liquidity in the financial markets by taking measures such as increasing temporary reciprocal currency arrangement (or “swap lines”) by many billions of dollars. Despite these measures, investor confidence remains very low. In a further effort to bolster the financial markets and provide relief to financial institutions, members of the executive and legislative branches of the United States government negotiated an emergency spending bill which would have given the Secretary of the Treasury the power to use public funds to purchase non-performing or illiquid assets from distressed financial institutions. This so-called “bailout plan” was intended to increase liquidity in the credit markets and prevent further collapses of major financial institutions.  However, when put to a vote in the House of Representatives, the bill was voted down. At this stage it is impossible to predict whether another similar measure will be put to a vote, or whether it would actually be enacted. It is also impossible to predict what form a future bailout proposal might take, or how the financial markets would react to such a plan and there can be no assurances that, if a bailout plan is enacted, it would ameliorate the condition of the US economy or the global credit markets.

Although the proximate cause of this particular financial crisis, which is deeper than other recent financial crises, was the United States residential mortgage market, investors should be aware that there is a recent history of financial crises and boom-bust cycles in multiple markets in both the emerging and developed economies which lead to risks for all financial institutions, including us. For example, a loss of investor confidence in the financial systems of India or other markets and countries or any financial instability in India or any other market may cause increased volatility in the Indian financial markets and, directly or indirectly, adversely affect the Indian economy and financial sector, our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.  The most recent financial crisis has not had as direct an impact on us as it has other major financial institutions in the US and Europe and we have not experienced the same degree of write-downs as banks that were more exposed to, or invested in, the United States residential mortgage market.  However, the volatility caused by concerns over sub-prime debt in the United States has resulted in mark-to-market and realized losses on our investment and derivative portfolios, constrained our international debt capital market borrowings and increased our cost of funding. The realized and mark-to-market losses on the investment portfolio would adversely impact our net income in fiscal 2009. We remain subject, moreover, to the risks posed by the indirect impact of the credit crisis on the global financial system and the economies in which we operate, some of which are unknowable and the vast majority of which are not in our control.   We also remain subject to counterparty risk to financial institutions that fail or are otherwise unable to meet their obligations to us.  See “Risk Management — Quantitative and Qualitative Disclosures About Market Risk — Credit Spread Risk” for disclosure on our exposure to Lehman. See “— Risks Relating to Our Business — If depositors do not roll over deposited funds upon maturity or we are unable to raise financing through wholesale borrowings or bond issues, our liquidity risk could increase and our business could be adversely affected”, “— Risks Relating to Our Business — We have experienced rapid international growth in the last three years which has increased the complexity of the risks that we face”, “Business — Overview of Our Products and Services — Commercial Banking for International Customers” and “Business — Risk Management — Qualitative and Quantitative Disclosures about Market Risk”.

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

Natural calamities and climatic and weather conditions could adversely affect the Indian economy, or the economy of other countries where we operate, our business and the price of our equity shares and ADSs.

India has experienced natural calamities like earthquakes, floods and drought in the past few years. The extent and severity of these natural disasters determine their impact on the Indian economy. In particular, climatic and weather conditions impact the agricultural sector which constitutes approximately 17% of India’s GDP. For example, in fiscal 2003, many parts of India received significantly less than normal rainfall. As a result, the agricultural sector recorded a negative growth of 7.2%. While the growth rate of the agricultural sector was 10.0% in fiscal 2004, it was negligible in fiscal 2005 due to the erratic progress of the monsoon which adversely affected sowing operations for certain crops. The agricultural sector grew by 6.0% in fiscal 2006, 3.8% in fiscal 2007 and 4.5% in fiscal 2008. Prolonged spells of below or above normal rainfall or other natural calamities, or global or regional climate change, could adversely affect the Indian economy and our business, especially in view of our strategy of increasing our exposure to rural India. Similarly global or regional climate change or natural calamities in other countries where we operate could affect the economies of those countries and our operations in those countries.

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

Our business and customers are predominantly located in India or are related to and influenced by the Indian economy. The Indian government has traditionally exercised, and continues to exercise, a dominant influence over many aspects of the economy. Government policies could adversely affect business and economic conditions in India, our ability to implement our strategy, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.  Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector and encouraging the development of the Indian financial sector. For the past several years, India has been governed by coalition governments. The leadership of India and the composition of the coalition in power is subject to change, and election results are sometimes not along expected lines.  The next national election is scheduled to take place before May 2009.  It is difficult to predict the economic policies that will pursued by the next government.  The rate of economic liberalization could change, and specific laws and policies affecting banking and finance companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. Any significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular. Even if the new government does not make significant changes to India’s economic policies, the uncertainty surrounding the upcoming elections could lead to increased volatility in the Indian securities market, which could adversely impact the price of our equity shares and ADSs.

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

We are vulnerable to interest rate risk which could adversely affect our ability to grow, our net interest margin, our net interest income, our income from treasury operations and the value of our fixed income securities portfolio.  For example, if the yield on our interest-earning assets does not increase at the same time or to the same extent as our cost of funds, or if our cost of funds does not decline at the same time or to the same extent as the yield on our interest-earning assets, our net interest income and net interest margin may be adversely impacted. Since fiscal 2006, we have experienced a sharp increase in our funding costs, which has adversely impacted our net interest income, net interest margin and financial performance. As a result of certain reserve requirements of the Reserve Bank of India, we are more structurally exposed to interest rate risk than banks in many other countries and, as part of the  Reserve Bank of India’s anti-inflation policies, these reserve requirements have recently been increased.  See “Supervision and Regulation — Legal Reserve Requirements.” These requirements result in our maintaining a large portfolio of fixed income government of India securities, and we could be materially adversely impacted by a rise in interest rates, especially if the rise were sudden or sharp.  These requirements also have a negative impact on our net interest income and net interest margin because we earn interest on a portion of our assets at rates that are generally less favorable than those typically received on our other interest-earning assets. Since fiscal 2007, there have been several increases in the rates of interest charged on floating rate home loans, which are a material proportion of our loan portfolio, resulting in extension of loan maturities and higher monthly installments due from borrowers, which could result in higher rates of default in this portfolio.

Our subsidiaries in the United Kingdom and Canada are also exposed to similar risks. We are also exposed to interest rate risk through our treasury operations and our subsidiary, ICICI Securities Primary Dealership Limited, which is a primary dealer in government of India securities.

If we are not able to control the level of non-performing assets in our portfolio, our business will suffer.

We have experienced rapid growth in our retail loan portfolio, including non-collateralized retail loans such as unsecured personal loans and credit card receivables. See “Business — Overview of ICICI Bank’s Products and Services — Commercial Banking for Retail Customers”. Various factors, including a rise in unemployment, prolonged recessionary conditions, a sharp and sustained rise in interest rates, developments in the Indian economy, movements in global commodity markets and exchange rates and global competition could cause an increase in the level of non-performing assets, both retail and corporate, and have a material adverse impact on the quality of our loan portfolio. In addition, under the directed lending norms of the Reserve Bank of India, we are required to extend 50.0% of our residual adjusted net bank credit to certain eligible sectors, which are categorized as “priority sectors”. See “Business — Loan Portfolio — Directed Lending”. We may experience a significant increase in non-performing loans in our directed lending portfolio, particularly loans to the agricultural sector and small-scale industries, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. The government in its budget for fiscal 2009 has announced a debt waiver for small and marginal farmers. In respect of other farmers, the scheme proposes a one-time settlement of all overdue loans at 75% of the loan amount. While the government has stated that it will bear the cost of the scheme, such schemes may have an adverse impact on future debt servicing on farm loans and may lead to an increase in non-performing loans in the agricultural sector. Any change by the Reserve Bank of India in the directed lending norms may result in our inability to meet the priority sector lending requirements as well as require us to increase our lending to relatively riskier segments and may result in an increase in non-performing assets in the directed lending portfolio. See also “—We have experienced rapid international growth in the last three years which has increased the complexity of the risks that we face” and “— Our rapid retail expansion in India and our rural initiative expose us to increased risks that may adversely affect our business.” The Reserve Bank of India has issued guidelines relating to the use of recovery agents by banks. Any limitation on our ability to recover outstanding receivables from customers as a result of these guidelines or otherwise may affect our collections and ability to foreclose on existing non-performing assets. We may not be able to control or reduce the level of non-performing assets in our project and corporate finance portfolio. The loan portfolio of our international branches and subsidiaries includes foreign currency loans to Indian companies for their Indian operations (as permitted by regulation) as well as for their overseas ventures, including cross-border acquisitions. This exposes us to specific additional risks including the failure of the acquired entities to perform as expected, and our inexperience in various aspects of the economic and legal framework in overseas markets. We also have investments in security receipts arising out of the sale of non-performing assets by us to Asset Reconstruction Company (India) Limited, a reconstruction company registered with the Reserve Bank of India. See “Business — Classification of Loans”. There can be no assurance that Asset Reconstruction Company (India) Limited will be able to recover these assets and redeem our investments in security receipts and that there will be no reduction in the value of these investments.

If we are not able to control or reduce the level of non-performing assets, the overall quality of our loan portfolio may deteriorate and our business may be adversely affected.

If depositors do not roll over deposited funds upon maturity or we are unable to raise financing through wholesale borrowings and bond issues, our liquidity risk would increase and our business could be adversely affected.

Most of our incremental rupee funding requirements are met through short-term funding sources, primarily in the form of deposits including deposits from corporate customers and inter-bank deposits. Our customer deposits generally have a maturity of less than one year. However, a large portion of our rupee assets, primarily our rupee project finance and corporate term loan portfolio and our home loan portfolio, have medium or long-term maturities, creating the potential for funding mismatches. Our ability to raise fresh deposits and grow our deposit base depends in part on our ability to expand our network of branches, which requires the approval of the Reserve Bank of India. In September 2005, the Reserve Bank of India replaced the existing system of granting authorizations for opening individual branches with a system of giving aggregated approvals covering both branches and existing non-branch channels like ATMs, on an annual basis. While we have recently significantly expanded our branch network pursuant to authorizations received from the Reserve Bank of India in fiscal 2008, there can be no assurance that we will be able to grow our deposit base or that future authorizations granted by the Reserve Bank of India will meet our requirements for branch expansion. High volumes of deposit withdrawals or failure of a substantial number of our depositors to roll over deposited funds upon maturity or to replace deposited funds with fresh deposits as well as our inability to grow our deposit base, could have an adverse effect on our liquidity position, our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs. A part of our loan and investment portfolio, comprising primarily the loan and investment portfolios of our international branches and subsidiaries, is denominated in foreign currencies, including the US dollar. Our international branches are primarily funded by debt capital market issuances, syndicated loans, bilateral loans and bank lines, while our international subsidiaries raise deposits in their local markets. Volatility in international debt markets following the concerns over sub-prime debt in the United States have constrained our international market borrowings. There can be no assurance that our deposit bases in international subsidiaries will continue to grow at the current rates. This may adversely impact our ability to replace maturing borrowings and fund new assets, significantly increase our cost of funds and adversely impact our profitability. See also “Risks Relating to India and Other Economic and Market Risks — Financial instability in other countries, particularly emerging market countries and countries where we have established operations, could adversely affect our business and the price of our equity shares and ADSs”, “Risks Relating to India and Other Economic and Market Risks — Financial difficulty and other problems in certain financial institutions in India could adversely affect our business and the price of our equity shares and ADSs” and “We have experienced rapid international growth in the last three years which has increased the complexity of the risks that ICICI Bank faces”.

We have experienced rapid international growth in the last three years which has increased the complexity of the risks that we face.

Beginning in fiscal 2004, we began a rapid international expansion opening banking subsidiaries in the United Kingdom, Canada and Russia and branches and representative offices in several countries. We offer retail banking products and services including remittance services across these markets primarily to non-resident Indians. We deliver products and services, including foreign currency financing and cross-border acquisition financing, to our corporate clients through our international subsidiaries and branches. We have also invested in fixed income securities and derivative products with underlying Indian and international credit exposures. In Canada and the United Kingdom, we have also launched direct banking offerings using the Internet as the access channel. At March 31, 2008, the assets of these banking subsidiaries and branches constituted approximately 23% of the consolidated assets of ICICI Bank and its banking subsidiaries.

This rapid international expansion into banking in multiple jurisdictions exposes us to a new variety of regulatory and business challenges and risks, including cross-cultural risk and has increased the complexity of our risks in a number of areas including price risks, currency risks, interest rate risks, compliance risk, regulatory and reputational risk and operational risk. The loan portfolio of our international branches and subsidiaries includes foreign currency loans to Indian companies for their Indian operations (as permitted by regulation) as well as for their overseas ventures, including cross-border acquisitions. This exposes us to specific additional risks including the failure of the acquired entities to perform as expected, and our inexperience in various aspects of the economic and legal framework in overseas markets. Volatility in international markets, such as the current volatility following the concerns over sub-prime debt in the United States, has resulted in mark-to-market and realized losses on our investment and derivative portfolios, constrained our international debt capital market borrowings and increased our cost of funding. This may adversely impact our ability to syndicate debt exposures, and our growth and profitability. See also “— We are subject to legal and regulatory risk which may adversely affect our business and the price of our equity shares and ADSs”. The skills required for this business could be different from those required for our Indian business and we may not be able to attract the required talented professionals. If we are unable to manage these risks, our business could be adversely affected.

Our rapid retail expansion in India and our rural initiative expose us to increased risks that may adversely affect our business.

We experienced rapid growth in our retail loan portfolio between fiscal 2002 and fiscal 2007. See “Business —Loan Portfolio”. In addition, we have begun a rural initiative designed to bring our products and services into many rural areas. This rapid growth of the retail loan business and the rural initiative expose us to increased risks within India including the risk that our impaired loans may grow faster than anticipated, increased operational risk, increased fraud risk and increased regulatory and legal risk. For example, during fiscal 2007, we made a provision of Rs. 0.9 billion (US$ 22 million) for losses from frauds pertaining to the warehouse receipt-based financing product for agricultural credit. See also “— We are subject to legal and regulatory risk which may adversely affect our business and the price of our equity shares and ADSs”.

The significant additional capital required by our insurance subsidiaries may adversely impact our business and the price of our equity shares and ADSs.

Given the expected losses and growth in our life insurance and general insurance businesses, we expect that significant additional capital will be needed to support these businesses. Our Board had approved the transfer of our equity shareholding in insurance and asset management subsidiaries to a proposed new subsidiary. We had proposed to raise equity capital in this proposed new subsidiary to meet the future capital requirements of the insurance subsidiaries. The incorporation of the subsidiary is subject to regulatory approvals which have so far not been received. See “Business — Insurance” and “Supervision and Regulation — Reserve Bank of India Regulations — Holding Companies”. The capital requirements of our insurance subsidiaries and restrictions on our ability to capitalize them could adversely impact, their growth, our future capital adequacy, our financial performance and the price of our equity shares and ADSs.

While our insurance businesses are becoming an increasingly important part of our business, there can be no assurance that they will experience high rates of growth in the future.

Our life insurance and general insurance joint ventures are becoming an increasingly important part of our business. See “Business ― Insurance”. There can be no assurance that these businesses will experience high rates of growth in the future. Our life insurance business primarily comprises unit-linked life insurance and pension products. Reduction in capital market valuations and volatility in capital markets may have an adverse impact on the demand for these products. The growth of our general insurance business has been adversely impacted by the deregulation of pricing on certain products, which has resulted in a reduction in premiums from those products. A slowdown in the Indian economy could adversely impact the future growth of these businesses. Any slowdown in these businesses and in particular in the life insurance business could have an adverse impact on the price of our equity shares and ADSs.

Our life insurance business is in a loss position and is expected to continue to generate losses for some years.

We and our joint venture partner have made significant investments in our life insurance joint venture, ICICI Prudential Life Insurance Company Limited. See “Business ― Insurance”. As is normal during the phase of rapid growth in new business, we are currently incurring losses in this business.  We expect these losses to continue for some years. There can be no assurance that the ultimate actual profitability of the life insurance business will be in line with current assumptions and expectations.

Regulatory changes in India or other jurisdictions in which we operate could adversely affect our business.

The laws and regulations or the regulatory or enforcement environment in any of the jurisdictions in which we operate may change at any time and may have an adverse effect on the products or services we offer, the value of our assets or of the collateral available for our loans or our business in general. Since 2005, the Reserve Bank of India has instituted several changes in regulations applicable to banking companies, including increase in risk-weights on certain categories of loans for computation of capital adequacy, increase in general provisioning requirements for various categories of assets, change in capital requirements and accounting norms for securitization, increases in regulated interest rates, increases in the cash reserve ratio, cessation of payment of interest on cash reserve balances, changes in limits on investments in financial sector enterprises and venture capital funds and changes in directed lending requirements. In April 2007, the Reserve Bank of India issued final guidelines on implementation of the new capital adequacy framework pursuant to Basel II, which, while requiring maintenance of capital for operational risk and undrawn commitments and higher capital for unrated exposures, stipulates continuance of higher risk weights for retail loans and increase in minimum Tier-1 capital adequacy ratio from 4.5% to 6.0%.  Regulations and laws governing our insurance, asset management, private equity and broking subsidiaries as well as our international banking subsidiaries may also change. Such changes could have an adverse impact on our growth, capital adequacy and profitability. Any change by the Reserve Bank of India in the directed lending norms may result in our inability to meet the priority sector lending requirements as well as require us to increase our lending to relatively riskier segments and may result in an increase in non-performing assets in the directed lending portfolio.

Our business is very competitive and our growth strategy depends on our ability to compete effectively.

Within the Indian market, we face intense competition from Indian and foreign commercial banks, investment banks, insurance companies and non-bank finance companies. Further liberalization of the Indian financial sector could lead to a greater presence or new entries of Indian and foreign institutions offering a wider range of products and services, which could adversely impact our competitive environment. In addition, the Indian financial sector may experience further consolidation, resulting in fewer banks and financial institutions, some of which may have greater resources than us. The government of India has indicated its support for consolidation among government-owned banks. The Reserve Bank of India has announced a road map for the presence of foreign banks in India that would, after a review in 2009, allow foreign banks to acquire up to a 74.0% shareholding in an Indian private sector bank. See “Business — Competition” and “Overview of the Indian Financial Sector — Foreign Banks”. Due to competitive pressures, we may be unable to successfully execute our growth strategy and offer products and services at reasonable returns and this may adversely impact our business.

In our international operations we also face intense competition from the full range of competitors in the financial services industry, both banks and non-banks and both Indian and foreign banks. We remain a small to mid-size player in the international markets and many of our competitors have resources much greater than our own.

We may seek opportunities for growth through acquisitions or be required to undertake mergers by the Reserve Bank of India and could face integration and other acquisition risks.

In India, we may seek opportunities for growth through acquisitions or be required to undertake mergers mandated by the Reserve Bank of India under its statutory powers. In the past, the Reserve Bank of India has ordered mergers of weak banks with other banks primarily in the interest of depositors of the weak banks.  In light of our growing international operations, we may also examine and seek opportunities for growth, both in terms of scale and scope, through acquisitions in countries where we currently operate and in other countries.

Any future acquisitions or mergers, both Indian or international, may involve a number of risks, including deterioration of asset quality, diversion of our management’s attention required to integrate the acquired business and the failure to retain key acquired personnel and clients, leverage synergies or rationalize operations, or develop the skills required for new businesses and markets, or unknown and known liabilities, some or all of which could have an adverse effect on our business.

We and our customers are exposed to fluctuations in foreign exchange rates.

As a financial intermediary, we are exposed to exchange rate risk. See “Business — Risk Management — Quantitative and Qualitative Disclosures About Market Risk — Exchange Rate Risk”. Several of our clients enter into derivative contracts to manage their foreign exchange risk exposures. Some of our clients have incurred marked to market or crystallized losses on their foreign exchange contracts. Further, in some cases, clients have initiated legal proceedings challenging the validity of these contracts and their obligations to us. Any increase in such instances and any decision against us in these proceedings may have an adverse impact on our profitability and business. The failure of our clients to manage their exposures to foreign exchange and derivative risk and adverse movements and volatility in foreign exchange rates may adversely affect our clients and the quality of our exposure to our clients and our business volumes and profitability.

Further deterioration of our non-performing asset portfolio and an inability to improve our provisioning coverage as a percentage of gross non-performing assets could adversely affect the price of our equity shares and ADSs.

Although we believe that our total provisions will be adequate to cover all known losses in our asset portfolio, there can be no assurance that there will be no deterioration in the provisioning coverage as a percentage of gross non-performing assets or otherwise or that the percentage of non-performing assets that we will be able to recover will be similar to our and ICICI’s past experience of recoveries of non-performing assets. Our retail loan portfolio has experienced rapid growth since fiscal 2002 and there is limited data on historical loss ratios in retail loans. In the event of any further deterioration in our non-performing asset portfolio, there could be an adverse impact on our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

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

Our credit risk is higher because most of our borrowers are based in India. Unlike several developed economies, a nationwide credit bureau has become operational in India only recently. This may affect the quality of information available to us about the credit history of our borrowers, especially individuals and small businesses. In addition, the credit risk of our borrowers, particularly small and middle market companies, is higher than borrowers in more developed economies due to the greater uncertainty in the Indian regulatory, political, economic and industrial environment and the difficulties of many of our corporate borrowers to adapt to global technological advances. The directed lending norms of the Reserve Bank of India require us to lend a certain proportion of our loans to “priority sectors,” including agriculture and small enterprises, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. Any shortfall may be required to be allocated to investments yielding sub-market returns. See “Business — Loan Portfolio — Directed Lending.” Also, several of our corporate borrowers in the past suffered from low profitability because of increased competition from economic liberalization, a sharp decline in commodity prices, a high debt burden and high interest rates in the Indian economy at the time of their financing, and other factors. This may lead to an increase in the level of our non-performing assets and there could be an adverse impact on our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

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

Our loan portfolio and non-performing asset portfolio have a high concentration in certain customers. See “Business — Loan Portfolio — Loan Concentration”. In the past, certain of our borrowers have been adversely affected by economic conditions in varying degrees. Credit losses due to financial difficulties of these borrowers/ borrower groups in the future could adversely affect our business, our financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

We depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information furnished to us by or on behalf of customers and counterparties, including financial statements and other financial information. We may also rely on certain representations as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit, we may assume that a customer’s audited financial statements conform to generally accepted accounting principles and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our financial condition and results of operations could be negatively affected by relying on financial statements that do not comply with generally accepted accounting principles or other information that is materially misleading.

Our inability to manage credit, market and liquidity risk may have an adverse effect on our financial performance, our credit ratings and our cost of funds.

To the extent any of the instruments and strategies we use to hedge or otherwise manage our exposure to market or credit risk are not effective, we may not be able to mitigate effectively our risk exposures in particular market environments or against particular types of risk. Our balance sheet growth will be dependent upon economic conditions, as well as upon our ability to securitize, sell, purchase or syndicate particular loans or loan portfolios.

Our trading revenues and interest rate risk are dependent upon our ability to properly identify, and mark to market, changes in the value of financial instruments caused by changes in market prices or rates. Our earnings are dependent upon the effectiveness of our management of migrations in credit quality and risk concentrations, the accuracy of our valuation models and our critical accounting estimates and the adequacy of our allowances for loan losses. To the extent our assessments, assumptions or estimates prove inaccurate or not predictive of actual results, we could suffer higher than anticipated losses. See also “—Further deterioration of our non-performing asset portfolio and an inability to improve our provisioning coverage as a percentage of gross non-performing assets could adversely affect the price of our equity shares and ADSs”. The successful management of credit, market and operational risk is an important consideration in managing our liquidity risk because it affects the evaluation of our credit ratings by rating agencies. Rating agencies may reduce or indicate their intention to reduce the ratings at any time. See also “—Any downgrading of India’s debt rating by an international rating agency could adversely affect our business, our liquidity and the price of our equity shares and ADSs”. The rating agencies can also decide to withdraw their ratings altogether, which may have the same effect as a reduction in our ratings. Any reduction in our ratings (or withdrawal of ratings) may increase our borrowing costs, limit our access to capital markets and adversely affect our ability to sell or market our products, engage in business transactions, particularly longer-term and derivatives transactions, or retain our customers. Conditions in the international and Indian debt markets may adversely impact our access to financing and liquidity. This, in turn, could reduce our liquidity and negatively impact our operating results and financial condition. For more information relating to our ratings, see “Business — Risk Management — Quantitative and Qualitative Disclosures About Market Risk — Liquidity Risk”.

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

In fiscal 2006, the Reserve Bank India imposed a penalty of Rs. 0.5 million (US$ 12,494) on us in connection with our role as collecting bankers in certain public offerings of equity by companies in India. The Securities and Futures Commission, Hong Kong charged us with carrying on the business of dealing in securities in Hong Kong between June 15, 2004 and March 8, 2006, without having the requisite license. The Eastern Magistrate’s Court, Hong Kong, on April 10, 2007 fined us a sum of HKD 40,000 and further ordered us to reimburse investigation costs to the Securities and Futures Commission. We have paid these amounts.

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

Established loss reserves estimates are periodically adjusted in the ordinary course of settlement, using the most current information available to management, and any adjustments resulting from changes in reserve estimates are reflected in current results of operations.  We also conduct reviews of various lines of business to consider the adequacy of reserve levels.  Based on current information available to us and on the basis of our internal procedures, our management considers that these reserves are adequate at year-end fiscal 2008.  However, because the establishment of reserves for loss and loss adjustment expenses is an inherently uncertain process, there can be no assurance that ultimate losses will not materially exceed the established reserves for loss and loss adjustment expenses and have a material adverse effect on our results of operations.

The financial results of our general insurance business could be materially adversely affected by the occurrence of catastrophe.

Portions of our general insurance business may cover losses from unpredictable events such as hurricanes, windstorms, monsoons, earthquakes, fires, industrial explosions, floods, riots and other man-made or natural disasters, including acts of terrorism.  The incidence and severity of these catastrophes in any given period are inherently unpredictable.

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

We, like all financial institutions, are exposed to many types of operational risk, including the risk of fraud or other misconduct by employees or outsiders, e.g. unauthorized transactions by employees and third parties (including violation of regulations for prevention of corrupt practices and other regulations governing our business activities), the marketing to customers of products that are inappropriate and either expose the customer to risks that are inappropriate for the customer or create the expectation of returns that are not assured and do not materialize (so-called mis-selling or unsuitability), misreporting or non-reporting with respect to statutory, legal or regulatory reporting and disclosure obligations, or operational errors, including clerical or record keeping errors or errors resulting from faulty computer or telecommunications systems. Our rapid growth, particularly in the rural initiative, international arena and insurance businesses exposes us to additional operational and control risks. The increasing size of our treasury operations, which use automated control and recording systems as well as manual checks and record keeping, exposes us to the risk of errors in control and record keeping. We use direct marketing associates for marketing our retail credit products. We also outsource some functions, like collections, to other agencies. Given our high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. In addition, our dependence upon automated systems to record and process transactions may further increase the risk that technical system flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect. We may also be subject to disruptions of our operating systems, arising from events that are wholly or partially beyond our control (including, for example, computer viruses or electrical or telecommunication outages), which may give rise to a deterioration in customer service and to loss or liability to us. We are further exposed to the risk that external vendors may be unable to fulfill their contractual obligations to us (or will be subject to the same risk of fraud or operational errors by their respective employees as are we), and to the risk that its (or its vendors’) business continuity and data security systems prove not to be sufficiently adequate. We also face the risk that the design of our controls and procedures prove inadequate, or are circumvented, thereby causing delays in detection or errors in information. Although we maintain a system of controls designed to keep operational risk at appropriate levels, like all banks and insurance companies we have suffered losses from operational risk and there can be no assurance that we will not suffer losses from operational risks in the future that may be material in amount, and our reputation could be adversely affected by the occurrence of any such events involving our employees, customers or third parties. For a discussion of how operational risk is managed, see “Business — Risk Management — Operational Risk”.

Fraud and significant security breaches in our computer system and network infrastructure could adversely impact our business.

Our business operations are based on a high volume of transactions. Although we take adequate measures to safeguard against system-related and other fraud, there can be no assurance that we would be able to prevent fraud. Our reputation could be adversely affected by fraud committed by employees, customers or outsiders. Our rural initiative, our rapid international growth and our expansion to new product lines such as insurance may create additional challenges with respect to managing the risk of frauds due to the increased geographical dispersion and use of intermediaries. See “Operating and Financial Review and Prospects ― Provisions for Non-performing Assets and Restructured Loans” and “Business ― Risk Management ― Operational Risk”. Physical or electronic break-ins, security breaches, other disruptive problems caused by our increased use of the Internet or power disruptions could also affect the security of information stored in and transmitted through our computer systems and network infrastructure. Although we have implemented technology security and operational procedures to prevent such occurrences, there can be no assurance that these security measures will be successful. A significant failure in security measures could have a material adverse effect on our business, our future financial performance, our stockholders' equity and the price of our equity shares and ADSs.

System failures could adversely impact our business.

Given the increasing share of retail products and services and transaction banking services in our total business, the importance of systems technology to our business has increased significantly. Our principal delivery channels include ATMs, call centers and the Internet. We have recently launched delivery of banking services through mobile telephones. Any failure in our systems, particularly for retail products and services, transaction banking and treasury operations, could significantly affect our operations and the quality of our customer service and could result in business and financial losses and adversely affect the price of our equity shares and ADSs.

A determination against us in respect of disputed tax assessments may adversely impact our financial performance.

We have been assessed a significant amount in additional taxes by the government of India’s tax authorities in excess of our provisions.  See “Business — Legal and Regulatory Proceedings”. We have appealed all of these demands. While we expect that no additional liability will arise out of these disputed demands, there can be no assurance that these matters will be settled in our favor or that no further liability will arise out of these demands. Any additional tax liability may adversely impact our financial performance and the price of our equity shares and ADSs.

We are involved in various litigations. Any final judgment awarding material damages against us could have a material adverse impact on our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

We and our group companies, and our and their directors and officers, are often involved in litigations (both civil and criminal) for a variety of reasons, which generally arise because we seek to recover our dues from borrowers or because customers seek claims against us. The majority of these cases arise in the normal course and we believe, based on the facts of the cases and consultation with counsel, that these cases generally do not involve the risk of a material adverse impact on our financial performance or stockholders’ equity. Where we assess that there is a probable risk of loss, it is our policy to make provisions for the loss. However, we do not make provisions or disclosures in our financial statements where our assessment is that the risk is insignificant. See “Business —Legal and Regulatory Proceedings”. We cannot guarantee that the judgments in any of the litigation in which we are involved would be favorable to us and if our assessment of the risk changes, our view on provisions will also change.

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

Under Indian GAAP, we currently deduct the expense for employee stock option grants from our income based on the intrinsic value method and not on the fair value method. Had compensation costs for our employee stock options been determined in a manner consistent with the fair value approach, our profit after tax for fiscal 2008 as reported would have been reduced to the pro forma amount of Rs. 40.3 billion (US$ 1,007 million) from Rs. 41.6 billion (US$ 1,039 million) and for fiscal 2007 to Rs. 30.3 billion (US$ 757 million) from Rs. 31.1 billion (US$ 777 million).

Risks Relating to the ADSs and Equity Shares

You will not be able to vote your ADSs and your ability to withdraw equity shares from the depositary facility is uncertain and may be subject to delays.

Our ADS holders have no voting rights unlike holders of our equity shares who have voting rights. For certain information regarding the voting rights of the equity shares underlying our ADSs, see “Business — Shareholding Structure and Relationship with the government of India”. If you wish, you may withdraw the equity shares underlying your ADSs and seek to exercise your voting rights under the equity shares you obtain from the withdrawal. However, for foreign investors, this withdrawal process may be subject to delays and is subject to a cap of 49% on the total shareholding of foreign institutional investors and non-resident Indians in us. For a discussion of the legal restrictions triggered by a withdrawal of the equity shares from the depositary facility upon surrender of ADSs, see “Restriction on Foreign Ownership of Indian Securities”.

Your holdings may be diluted by additional issuances of equity and any dilution may adversely affect the market price of our equity shares and ADSs.

In fiscal 2008, we concluded a capital raising exercise comprising a public offering in India and an ADS offering aggregating Rs. 199.7 billion (US$ 5.0 billion). We may conduct additional equity offerings to fund the growth of our business, including our international operations, our insurance business or our other subsidiaries. In addition, up to 5.0% of our issued equity shares from time to time, may be granted in accordance with our Employee Stock Option Scheme. Any future issuance of equity shares or ADSs or exercise of employee stock options would dilute the positions of investors in equity shares and ADSs and could adversely affect the market price of our equity shares and ADSs.

You may be unable to exercise preemptive rights available to other shareholders.

A company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless these rights have been waived by at least 75.0% of the company’s shareholders present and voting at a shareholders’ general meeting. United States investors in ADSs may be unable to exercise these preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any such registration as well as the perceived benefits of enabling investors in ADSs to exercise their preemptive rights and any other factors we consider appropriate at such time. To the extent that investors in ADSs are unable to exercise preemptive rights, their proportional ownership interests in us would be reduced.

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

Life Insurance Corporation of India, General Insurance Corporation of India and public sector general insurance companies, each of which is directly controlled by the Indian government, are among our principal shareholders. See “Business — Shareholding Structure and Relationship with the government of India”. Our other large shareholders include Allamanda Investments Pte. Limited, a subsidiary of Temasek Holdings Pte. Limited and Bajaj Auto Limited, an Indian private sector company. Any substantial sale of our equity shares by these or other large shareholders could adversely affect the price of our equity shares and ADSs.

Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs.

The Indian securities markets are smaller and more volatile than securities markets in developed economies. In the past, the Indian stock exchanges have experienced high volatility and other problems that have affected the market price and liquidity of the listed securities, including temporary exchange closures, broker defaults, settlement delays and strikes by brokers. In April 2003, the decline in the price of the equity shares of a leading Indian software company created volatility in the Indian stock markets and created temporary concerns regarding our exposure to the equity markets. On May 17, 2004, the Bombay Stock Exchange Sensex fell by 565 points from 5,070 to 4,505, creating temporary concerns regarding our exposure to the equity markets. Both the BSE and the National Stock Exchange (the “NSE”) halted trading on the exchanges on May 17, 2004 in view of the sharp fall in prices of securities. The Indian securities markets experienced rapid appreciation during fiscal 2006 but underwent a sharp correction in May 2006. The markets experienced a recovery thereafter and the BSE Sensex reached an all time high of 20,873 on January 8, 2008 but have subsequently experienced a sharp correction since January 2008, with the BSE Sensex at 13,570 on September 23, 2008. In recent years, there have been changes in laws and regulations for the taxation of dividend income, which have impacted the Indian equity capital markets. See “Dividends”. Similar problems or changes in the future could adversely affect the market price and liquidity of our equity shares and ADSs.

Settlement of trades of equity shares on Indian stock exchanges may be subject to delays.

The equity shares represented by the ADSs are currently listed on the BSE and the NSE. Settlement on those stock exchanges may be subject to delays and an investor in equity shares withdrawn from the depositary facility upon surrender of ADSs may not be able to settle trades on such stock exchanges in a timely manner. See “Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs”.

Changes in Indian regulations on foreign ownership, a change in investor preferences or an increase in the number of ADSs outstanding could adversely affect the price of our ADSs.

ADSs issued by companies in certain emerging markets, including India, may trade at a discount or a premium to the underlying equity shares, in part because of the restrictions on foreign ownership of the underlying equity shares. See “Restriction on Foreign Ownership of Indian Securities”. Historically, our ADSs have generally traded at a small premium to the trading price of our underlying equity shares on the Indian stock exchanges. See “Market Price Information”. We believe that this price premium resulted from the limited portion of our market capitalization represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs and an apparent preference among some investors to trade dollar-denominated securities. In fiscal 2006 and fiscal 2008, we conducted offerings of ADSs which increased the number of outstanding ADSs and we may conduct similar offerings in the future. Also, over time, some of the restrictions on the issuance of ADSs imposed by Indian law have been relaxed. As a result, any premium enjoyed by the ADSs as compared to the equity shares may be reduced or eliminated as a result of offerings made or sponsored by us, changes in Indian law permitting further conversion of equity shares into ADSs or a change in investor preferences.

Because the equity shares underlying the ADSs are quoted in rupees in India, you may be subject to potential losses arising out of exchange rate risk on the Indian rupee.

Investors who purchase ADSs are required to pay for the ADSs in US dollars and are subject to currency fluctuation risk and convertibility risks since the equity shares underlying the ADSs are quoted in rupees on the Indian stock exchanges on which they are listed. Dividends on the equity shares will also be paid in rupees and then converted into US dollars for distribution to ADS investors. Investors who seek to convert the rupee proceeds of a sale of equity shares withdrawn upon surrender of ADSs into foreign currency and repatriate the foreign currency may need to obtain the approval of the Reserve Bank of India for each such transaction. See also “— Your ability to sell in India any equity shares withdrawn from the depositary facility, the conversion of rupee proceeds from such sale into a foreign currency and the repatriation of such foreign currency may be subject to delays if specific approval of the Reserve Bank of India is required” and “Exchange Rates”.

You may be subject to Indian taxes arising out of capital gains.

Generally, capital gains, whether short-term or long-term, arising on the sale of the underlying equity shares in India are subject to Indian capital gains tax. Investors are advised to consult their own tax advisers and to carefully consider the potential tax consequences of an investment in the ADSs. See “Taxation — Indian Tax”.

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

BUSINESS

Overview

We offer products and services in the areas of commercial banking to retail and corporate customers (both domestic and international), treasury and investment banking and other products like insurance and asset management. In fiscal 2008, we made a net profit of Rs. 34.0 billion (US$ 850 million) compared to a net profit of Rs. 27.6 billion (US$ 690 million) in fiscal 2007. At year-end fiscal 2008, we had assets of Rs. 4,856.0 billion (US$ 121.3 billion) and a net worth of Rs. 447.2 billion (US$ 11.2 billion). At year-end fiscal 2008, ICICI Bank was the second-largest bank in India and the largest bank in the private sector in terms of total assets and net worth.

Our commercial banking operations for retail customers consist of retail lending and deposits, distribution of third party investment products and other fee-based products and services, as well as issuance of unsecured redeemable bonds. We provide a range of commercial banking and project finance products and services, including loan products, fee and commission-based products and services, deposits and foreign exchange and derivatives products to India’s leading corporations, growth-oriented middle market companies and small and medium enterprises. In addition to foreign exchange and derivatives products for our customers, our treasury operations include maintenance and management of regulatory reserves and proprietary trading in equity and fixed income. We also offer agricultural and rural banking products.

We believe that the international markets present a growth opportunity and have, therefore, expanded the range of our commercial and retail banking products internationally, with a focus on persons of Indian origin and Indian businesses. We currently have subsidiaries in Canada, Russia and the United Kingdom, branches in Bahrain, Dubai, Hong Kong, Qatar, Singapore, Sri Lanka and the United States and representative offices in Bangladesh, China, Indonesia, Malaysia, South Africa, Thailand and the United Arab Emirates. Our subsidiary in the United Kingdom has established branches in Belgium and Germany. Our international branches and subsidiaries offer debt financing and other products to our corporate customers, raise retail and wholesale funding and offer select retail banking products and services, focusing on non-resident Indians and local communities. The products and services offered in various countries differ depending on applicable local regulations.

We deliver our products and services through a variety of channels, ranging from bank branches and ATMs to call centers and the Internet. At year-end fiscal 2008, we had a network of 1,255 bank branches, 7 bank extension counters and 3,881 ATMs across several Indian states. The Sangli Bank Limited, an unlisted private sector bank with over 190 branches and extension counters merged with us effective April 19, 2007.

ICICI Securities and ICICI Securities Primary Dealership are engaged in equity underwriting and brokerage and primary dealership in government securities, respectively. ICICI Securities owns ICICIDirect.com, an online brokerage platform. Our venture capital and private equity fund management subsidiary, ICICI Venture Funds Management Company manages private equity funds that invest in a range of companies across sectors. We provide a wide range of life and general insurance and asset management products and services through our subsidiaries ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited and ICICI Prudential Asset Management Company Limited, respectively. According to data published by the Insurance Regulatory and Development Authority of India, ICICI Prudential Life Insurance Company had a retail market share of about 25.2% in new business written (on weighted received premium basis) by private sector life insurance companies and about 12.7% in new business written (on weighted received premium basis) by all life insurance companies in India during fiscal 2008. According to data published by the Insurance Regulatory and Development Authority of India, ICICI Lombard General Insurance Company Limited had a market share of about 29.8% in gross written premium among the private sector general insurance companies and 11.9% among all general insurance companies in India during fiscal 2008. ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company were the market leaders among private sector life and general insurance companies respectively in fiscal 2008. According to data published by the Association of Mutual Funds in India, ICICI Prudential Asset Management Company Limited was among the top two mutual funds in India in terms of average funds under management for March 2008 with a market share of 10.2%.  We cross-sell the products of our insurance and asset management subsidiaries to our customers.

ICICI Bank’s legal name is ICICI Bank Limited but we are known commercially as ICICI Bank. ICICI Bank was incorporated on January 5, 1994 under the laws of India as a limited liability corporation. The duration of ICICI Bank is unlimited. Our principal corporate office is located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400051, India, our telephone number is +91 22 2653 1414 and our website address is www.icicibank.com. The contents of our website are not incorporated in this annual report. Our agent for service of process in the United States is Mr. G.V.S Ramesh, Joint General Manager, ICICI Bank Limited, New York Branch, 500 Fifth Avenue, Suite 2830, New York, New York 10110.

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

The issue of universal banking, which in the Indian context means the conversion of long-term lending institutions such as ICICI into commercial banks, had been discussed at length over the past several years. Conversion into a bank offered ICICI the ability to accept low-cost demand deposits and offer a wider range of products and services, and greater opportunities for earning non-fund based income in the form of banking fees and commissions. ICICI Bank also considered various strategic alternatives in the context of the emerging competitive scenario in the Indian banking industry. ICICI Bank identified a large capital base and size and scale of operations as key success factors in the Indian banking industry. In view of the benefits of transformation into a bank and the Reserve Bank of India’s pronouncements on universal banking, ICICI and ICICI Bank decided to merge.

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

The Sangli Bank Limited, an unlisted private sector bank merged with ICICI Bank with effect from April 19, 2007. On the date of acquisition, Sangli Bank had over 190 branches and extension counters, total assets of Rs. 17.6 billion (US$ 440 million), total deposits of Rs. 13.2 billion (US$ 330 million), total loans of Rs. 2.0 billion (US$ 50 million).

Shareholding Structure and Relationship with the government of India

The following table sets forth, at September 5, 2008, certain information regarding the ownership of our equity shares.

	Percentage of total equity shares outstanding	Number of equity shares held
Government-controlled shareholders:
Life Insurance Corporation of India	8.36	93,097,160
General Insurance Corporation of India and government-owned general insurance companies	3.06	33,993,701
Other government-controlled institutions, corporations and banks	0.68	7,615,412
Total government-controlled shareholders	12.10	134,706,273

Other Indian investors:
Individual domestic investors (1) (2)	7.41	82,499,562
Indian corporate and others (1) (2)	6.61	73,533,643
Mutual funds and banks (other than government-controlled banks)	6.83	76,068,189
Total other Indian investors	20.85	232,101,394
Total Indian investors	32.95	366,807,667

Foreign investors:
Deutsche Bank Trust Company Americas, as depositary	28.21	314,000,134
Allamanda Investments Pte Limited	7.61	84,754,268
Other foreign institutional investors, foreign banks, overseas corporate bodies and non-resident Indians (excluding Allamanda Investments Pte Limited)(1)(2)	31.23	347,618,071
Total foreign investors	67.05	746,372,473
Total	100.00	1,113,180,140
_______________
(1)	Executive officers and directors as a group held about 0.4% of the equity shares as of this date.

(2)	No single shareholder in this group owned 5.0% or more of ICICI Bank’s equity shares as of this date.

In fiscal 2006, we concluded a capital raising exercise issuing 148,204,556 equity shares, raising a total of Rs. 80.0 billion (US$ 2.0 billion) through the first simultaneous public issue in India and ADS issue in the United States, with a Public Offering Without Listing of ADSs in Japan. The issue was priced at Rs. 498.75 (US$ 12.46) per share for retail investors in India, Rs. 525 (US$ 13.12) per share for other investors in the Indian offering and US$ 26.75 per ADS for ADS issue in the United States. In fiscal 2008, we concluded a capital raising exercise by issuing 208,497,102 equity shares raising a total of Rs. 199.7 billion (US$ 5.0 billion) through a simultaneous public offering in India and ADS offering in the United States. The offering was priced at Rs. 890 (US$ 22.24) per share for retail investors in India, Rs. 940 (US$ 23.49) per share for other investors in the Indian offering and US$ 49.25 per ADS.

The holding of government-controlled shareholders was 12.10% at September 5, 2008 as against 11.32% at September 7, 2007 and 12.91% at September 8, 2006. The holding of Life Insurance Corporation of India was 8.36% at September 5, 2008 against 7.14% at September 7, 2007 and 8.05% at September 8, 2006.

 We operate as an autonomous and commercial enterprise, making decisions and pursuing strategies that are designed to maximize shareholder value, and the Indian government has never directly held any of our shares. We are not aware of or a party to any shareholders’ agreement or voting trust relating to the ownership of the shares held by the government-controlled shareholders. We do not have any agreement with our government-controlled shareholders regarding management control, voting rights, anti-dilution or any other matter. Our Articles of Association provide that the government of India is entitled to appoint a representative to our board. The government of India has appointed one representative to our board. We invite a representative of Life Insurance Corporation of India and General Insurance Corporation of India, which are our principal domestic institutional shareholders, to join our board. Mr. T. S. Vijayan, Chairman of Life Insurance Corporation of India was appointed as a director effective April 30, 2005. Currently, there is no representative of General Insurance Corporation of India on our board.

The holding of other Indian investors was 20.85% at September 5, 2008 against 18.90% at September 7, 2007 and 14.06% at September 8, 2006. The total holding of Indian investors was 32.95% at September 5, 2008 against 30.21% at September 7, 2007 and 26.97% at September 8, 2006. The holding of foreign investors was 67.05% at September 5, 2008 against 69.79% at September 7, 2007 and 73.03% at September 8, 2006. See “Supervision and Regulation — Reserve Bank of India Regulations — Ownership Restrictions”.

Deutsche Bank Trust Company Americas holds the equity shares represented by 158.92 million ADSs outstanding, as depositary on behalf of the holders of the ADSs. The ADSs are listed on the New York Stock Exchange. The depository has the right to vote on the equity shares represented by the ADSs, as directed by our board of directors. Under the Indian Banking Regulation Act, no person holding shares in a banking company can exercise more than 10.0% of the total voting power. This means that Deutsche Bank Trust Company Americas (as depositary), which held of record approximately 28.21% of our equity shares as of September 5, 2008 against 24.95% as of June 8, 2007 and 26.76% at June 9, 2006, could only vote 10.0% of our equity shares, in accordance with the directions of our board of directors. See “Overview of the Indian Financial Sector — Recent Structural Reforms — Proposed Amendments to the Banking Regulation Act”. Except as stated above, no shareholder has differential voting rights.

Strategy

Our objective is to enhance our position as a premier provider of banking and other financial services in India and to leverage our competencies in financial services and technology to develop an international business franchise.

The key elements of our business strategy are to:

•	focus on quality growth opportunities by:

•	maintaining and enhancing our strong retail and corporate franchise, including by strengthening our deposit franchise in India and overseas;

•	building an international presence;

•	building a rural banking franchise; and

•	strengthening our insurance and asset management businesses.

•	emphasize appropriate risk management practices and enhance asset quality;

•	use technology for competitive advantage; and

•	attract and retain talented professionals.

Overview of Our Products and Services

We offer a variety of financial products and services in the areas of commercial banking, investment banking and insurance.

Commercial Banking for Retail Customers

With upward migration of household income levels, affordability and availability of retail finance and acceptance of the use of credit to finance purchases, retail credit in India is a major opportunity for banks that have the necessary skills and infrastructure to succeed in this business. While recent increases in interest rates and asset prices as well as a larger base of retail credit have resulted in moderation in growth rates, we believe that the Indian retail financial services market has the potential for sustained growth. The key dimensions of our retail strategy are a wide range of products, customer convenience, wide distribution, strong processes and prudent risk management. Cross-selling of the entire range of credit and investment products and banking services to our customers is a critical aspect of our retail strategy.

Our commercial banking operations for retail customers consist of retail lending and deposits, credit cards, depositary share accounts in India, distribution of third-party investment and insurance products, other fee-based products and services and issuance of unsecured redeemable bonds.

Retail Lending Activities

We offer a range of retail asset products, including home loans, automobile loans, commercial business loans (including primarily commercial vehicle loans),  personal loans, credit cards, loans against time deposits and loans against securities. We also fund dealers who sell automobiles, consumer durables and commercial vehicles. We have an outstanding retail finance portfolio of Rs. 1,457.6 billion (US$ 36.4 billion) at year-end fiscal 2008. Our retail asset products are generally fixed rate products repayable in equal monthly installments with the exception of our floating rate home loan portfolio, where any change in the benchmark rate to which the rate of interest on the loan is referenced is passed on to the borrower on the first day of the succeeding quarter or month, as applicable. Any decrease in the rate of interest payable on floating rate home loans is affected by an acceleration of the repayment schedule, keeping the monthly installment amount unchanged. Any increase in the rate of interest payable on floating rate home loans is effected first by an increase of the repayment schedule, keeping the monthly installment amount unchanged, and then based on certain criteria, by increasing the monthly installment amount. During the current fiscal year, we commenced offering floating rate automobile loans in India. See also “Risk Factors —Risks Relating to Our Business — Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”.

The following table sets forth, at the dates indicated, the composition of ICICI Bank's gross (net of write-offs) retail finance portfolio.

	At year-end fiscal 2007				At year-end fiscal 2008
	Rs. (in billions)		US$ (in millions)		Rs. (in billions)		US$ (in millions)
Home loans (1)	Rs.	703.5	US$	17,579	Rs.	773.7	US$	19,333
Automobile loans		191.9		4,795		174.8		4,368
Commercial business		202.2		5,052		203.9		5,095
Personal loans		125.3		3,131		144.3		3,606
Credit card receivables		60.8		1,519		96.5		2,411
Two wheeler loans		23.3		582		29.8		745
Others(2)		57.5		1,437		34.6		865
Total	Rs.	1,364.5	US$	34,095	Rs.	1,457.6	US$	36,423
_______________
(1)	Includes developer financing (Rs. 27.8 billion (US$ 695 million) at year-end fiscal 2008).
(2)	Includes dealer funding (Rs. 24.1 billion (US$ 602 million) at year-end fiscal 2008).

The proportion of unsecured personal loans and credit card receivables in the total retail portfolio increased from 13.6% at year-end fiscal 2007 to 16.5% at year-end fiscal 2008. At year-end fiscal 2008 our retail finance portfolio included Rs. 17.5 billion (US$ 437 million) in micro banking loans. These loans are in the nature of small ticket advances primarily to low income urban customers. We discontinued this product during fiscal 2008, following higher than anticipated credit losses and difficulties in collection of dues experienced in this segment.

We offer retail lending products primarily in India through ICICI Bank and its wholly owned subsidiary, ICICI Home Finance Company Limited.  We also undertake retail lending activities to a limited extent in certain of our international branches and subsidiaries.

Lending to Small Enterprises

We are seeking to extend our reach to the growing small enterprises sector through segmented offerings. We provide supply chain financing, including financing of selected customers of our corporate clients. We also provide financing on a cluster-based approach that is financing of small enterprises that have a homogeneous profile such as apparel manufacturers, auto ancillaries, pharmaceuticals and gems & jewellery. We have launched smart business loans in India to meet the working capital needs of small businesses. The funding under this facility is unsecured and the loan amount varies from Rs. 0.2 million (US$ 4,998) to Rs. 2.5 million (US$ 62,469) per customer. We also provide term loans to small businesses generally for a period of up to 60 months.

Retail Deposits

Our retail deposit products include time deposits and savings accounts. We also offer targeted products to specific customer segments such as high net worth individuals, defense personnel, trusts and businessmen, and have corporate salary account products. We offer current account (i.e. checking accounts for businesses) products to our small enterprise clients, who maintain balances with us. Further, we offer an international debit card in association with VISA International. At year-end fiscal 2008, we had a debit card base of about 13.3 million cards. We offer current account products to our small and medium enterprise customers.

We are currently placing enhanced emphasis on increasing our current and savings account deposit base and improving the proportion of current and savings accounts in our total deposits. Expansion of our branch network in India is a critical element of this strategy. During fiscal 2008, we added 358 branches (excluding 190 branches added pursuant to the acquisition of Sangli Bank). While our overall deposit growth has moderated significantly in fiscal 2008 as we reduced our wholesale deposits, our current and savings account deposits have increased.

For a description of the Reserve Bank of India’s regulations applicable to deposits in India and required deposit insurance, see “Regulations and Policies — Regulations Relating to Deposits” and “Regulations and Policies — Deposit Insurance”. For more information on the type, cost and maturity profile of our deposits, see “—Funding”.

Bond Issues

We offer retail liability products in the form of a variety of unsecured redeemable bonds. The Reserve Bank of India has prescribed limits for issuance of bonds by banks. During fiscal 2008, we raised Rs. 10.0 billion (US$ 250 million) through public issue of bonds. While we expect that deposits will continue to be our primary source of funding, we may conduct bond issues in the future.

Other Fee-Based Products and Services

Through our distribution network, we distribute government of India savings bonds, insurance policies from ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company and public offerings of equity shares by Indian companies. We also distribute a variety of mutual fund products from ICICI Prudential Asset Management Company and other select mutual funds in India. We also levy services charges on deposit accounts. We offer fee-based products and services including foreign exchange products, documentary credits and guarantees to small and medium enterprises.

As a depositary participant of the National Securities Depository Limited and Central Depository Services (India) Limited, we offer depositary share accounts in India to settle securities transactions in a dematerialized mode. Further, we are one of the banks designated by the Reserve Bank of India for issuing approvals to non-resident Indians and overseas corporate bodies to trade in shares and convertible debentures on the Indian stock exchanges.

Commercial Banking for Corporate Customers

We provide a range of commercial banking products and services to India’s leading corporations and growth-oriented middle market companies, including loan products, fee and commission-based products and services, deposits and foreign exchange and derivatives products. We serve our corporate clients through relationship teams structured on a geographical basis, which are supported by dedicated teams for credit and transaction banking. The Global Investment Banking Group and the Global Project Finance Group focus on origination and execution of investment banking and project finance mandates. The Trade and Cash Management Group focuses on transaction banking, product development and sales. The Global Markets Group provides foreign exchange and other treasury products to corporate as well as small enterprise clients.

Corporate Loan Portfolio

Our corporate loan portfolio consists of project and corporate finance (including structured finance and cross border acquisition financing) and working capital financing. This includes loans advanced by our international branches and subsidiaries, which are primarily to Indian companies or their overseas operations.  For further details on our loan portfolio, see “—Loan Portfolio — Loan Concentration”. For a description of our credit rating and approval system, see “— Risk Management — Credit Risk — Credit Risk Assessment Procedures for Corporate Loans”.

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

Our working capital financing consists mainly of cash credit facilities and bill discounting. For more details on our credit risk procedures, see “— Risk Management — Credit Risk”.

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

We also offer cash management services (such as collection, payment and remittance services), escrow, trust and retention account facilities, online payment facilities, custodial services and tax collection services on behalf of the government of India and the governments of Indian states. We also offer custodial services to clients. At year-end fiscal 2008, total assets held in custody on behalf of our clients (mainly foreign institutional investors, offshore funds, overseas corporate bodies and depositary banks for GDR investors) were Rs. 1,176.0 billion (US$ 29.4 billion). As a registered depositary participant of National Securities Depository Limited and Central Depository Services (India) Limited, the two securities depositaries operating in India, we also provide electronic depositary facilities to investors.

Corporate Deposits

We offer a variety of deposit products to our corporate customers including current accounts, time deposits and certificates of deposits. For more information on the type, cost and maturity profile of our deposits, see “—Funding”.

Foreign Exchange and Derivatives

We provide customer specific products and services which cater to risk hedging needs of corporates at domestic and international locations, arising out of currency and interest rate fluctuations. Our Global Markets Group designs these products and generally covers the risk in the inter-bank market.

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

Bullion and commodities

We deal in precious metals and offer various products to customers such as on spot sales or consignment basis, gold forwards for price risk hedging, gold loans and import of coins for sale through retail branches in India.

Our risk management products are offered to clients according to internal guidelines as set by the management. We also hedge our own exchange rate and commodity risk related to these products from banking counterparties. We earn fee income on these products and services from our customers.

Our international branches and banking subsidiaries invest in credit derivatives, including credit default swaps (CDS), credit linked notes (CLN) and collateralized debt obligations (CDO). At year-end fiscal 2008, the outstanding investment in credit derivatives comprised Rs. 27,068 million (US$ 676 million) in funded instruments and Rs. 58,598 million (US$ 1,464 million) of notional principal amount in unfunded instruments. About two-thirds of this portfolio represents underlying exposure to Indian corporates and the remaining to international corporates and banks. The exposures through these derivatives are governed by investment policies which lay down the position limits and other risk limits.

Commercial Banking for Rural and Agricultural Customers

We believe that rural India offers a major growth opportunity for financial services and have identified this as a key focus area. The Reserve Bank of India’s directed lending norms require us to lend a portion of our advances to the rural and agricultural sector. See “— Loan Portfolio — Directed Lending”. Rural banking presents significant challenges in terms of geographical coverage and high unit transaction costs. See also “Risk Factors — Risks Relating to our Business— our rapid retail expansion in India and our rural initiative expose us to increase risks that may adversely affect our business.” Our rural banking strategy seeks to adopt a holistic approach to the financial needs of various segments of the rural population, by delivering a comprehensive product suite encompassing credit, transaction banking, deposit, investment and insurance. We provide corporate banking products and services to corporate clients engaged in agriculture-linked businesses. We are seeking to grow our rural individual and household lending portfolio by developing and scaling up credit products to various segments of the rural population, whether engaged in agriculture or other economic activity. Our rural credit products for individuals and households include loans to farmers for cultivation, post-harvest financing against warehouse receipts, loans for purchase of tractors, working capital for trading and small enterprises, loans against jewellery and micro-finance loans for various purposes. We are seeking to rollout our rural strategy and reach out to rural customers through partnerships with micro-finance institutions and companies active in rural areas. Our rural delivery channels also include branches, third-party kiosks and franchisees.

Commercial Banking for International Customers

We believe that the international markets present a major growth opportunity and have, therefore, expanded the range of our commercial banking products internationally, focusing on customers of Indian origin. Our strategy for growth in international markets is based on leveraging home country links, technology and infrastructure for international expansion by capturing market share in select international markets. We have identified North America, the United Kingdom and Western Europe, Russia, the Middle-East and South-East Asia as the key regions for establishing our international presence. The initial focus areas are supporting Indian companies in raising corporate and project finance for their investments abroad as well as foreign currency financing for their investments in India, trade finance, personal financial services for non-resident Indians and development of a retail deposit franchise using the internet, branch and broker channels. We have over the last few years built a large network of correspondent relationships with international banks across all major countries. Most of these countries have significant trade and other relationships with India.

Our organization structure for international operations comprises the International Retail Banking Group, the International Financial Institutions Group and the geographic regions of Africa and Asia, Europe, North America, the Middle-East and Russia. The International Retail Banking Group is jointly responsible with the regions for retail banking products and services across markets. It currently focuses primarily on products and services for non-resident Indians and direct banking clients. In Canada, the United Kingdom and Germany, we have launched direct banking offerings using the internet as the access channel. Through our branches and subsidiaries, we also deliver products and services to our corporate clients. We leverage our international presence to offer debt financing and other services to our corporate customers.

We currently have subsidiaries in Canada, Russia and the United Kingdom, branches in Bahrain, Dubai, Hong Kong, Qatar, Singapore, Sri Lanka, and the United States and representative offices in Bangladesh, China, Indonesia, Malaysia, South Africa, Thailand and the United Arab Emirates. Our subsidiary in the United Kingdom has established branches in Antwerp, Belgium and Frankfurt, Germany.

Many of the commercial banking products that we offer through our international branches and subsidiaries, as well as to international customers from our domestic network, such as debt financing, trade finance and letters of credit, are similar to the products offered to our customers in India. Some of the products and services that are unique to international customers are:

•
Money2India remittance services: According to data published by the Reserve Bank of India, the aggregate private transfers to India during fiscal 2008 were US$ 42.6 billion. To facilitate easy transfer of funds to India, we offer a suite of online as well as offline money transfer products, including through our website www.money2India.com. These innovative, cost effective and convenient products enable non-resident Indians to send money to any receiver in India with a wide choice of delivery channels such as electronic transfers into accounts with over 43,000 bank branches.

•	TradeWay: an Internet-based documentary collection product to provide correspondent banks access to real-time online information on the status of their export bills collections routed through us.

•	Remittance Tracker: an Internet-based application that allows a correspondent bank to query on the status of its payment instructions and also to get various information reports online.

•	Offshore banking deposits: multi-currency deposit products in US dollar, pound sterling and euro.

•	Foreign currency non-resident deposits: deposits offered in four main currencies—US dollar, pound sterling, euro and yen.

•	Non-resident external fixed deposits: deposits maintained in Indian rupees.

•	Non-resident external savings account: savings accounts maintained in Indian rupees.

•	Non-resident ordinary savings accounts and non-resident ordinary fixed deposits.

Since August 2007, the global financial system has experienced difficult credit and liquidity conditions and disruptions leading to less liquidity, greater volatility, general widening of spreads and, in some cases, lack of price transparency on interbank lending rates.  In the United States (where this particular crisis originated), the government has been forced to bail out leading financial institutions and others have sought additional capital.  The volatility caused by concerns over sub-prime debt in the United States has resulted in mark-to-market and realized losses on our investment and derivative portfolios, constrained our international debt capital market borrowings and increased our cost of funding.  In September 2008, global financial markets deteriorated sharply following the bankruptcy filing by Lehman Brothers, the developments with respect to other large United States institutions that have required federal government support, heightened concerns regarding the liquidity and solvency of other institutions in the United States and elsewhere, and credit rating downgrades of certain institutions. This has resulted in widening and extreme volatility in credit spreads of financial institutions. The financial sector and global financial markets are undergoing rapid change, whose ultimate consequences and impact on our business are currently unclear. See “Risk Factors Risks Relating to India and Other Economic and Market Risks —Like all financial institutions, we are vulnerable to episodes of financial instability in India and in other countries which could adversely affect our business and the price of our equity shares and ADS” and “Risk Factors — Risks Relating to our Business — We have experienced rapid international growth in the last three years which has increased the complexity of the risks that we face.”

Delivery Channels

We deliver our products and services through a variety of channels, ranging from traditional bank branches to ATMs, call centers and the Internet. We also have direct marketing agents or associates, who deliver our retail credit products. These agents help us achieve deeper penetration by offering doorstep service to the customer.

At year-end fiscal 2008, we had a network of 1,255 branches and 7 extension counters across several Indian states. Extension counters are small offices primarily within office buildings or on factory premises that provide commercial banking services. At August 31, 2008 we had a network of 1396 branches across several Indian states.

As a part of its branch licensing conditions, the Reserve Bank of India has stipulated that at least 25.0% of our branches must be located in semi-urban and rural areas. The following table sets forth the number of branches broken down by area at year-end fiscal 2008.

	At March 31, 2008
	Number of branches and extension counters	% of total
Metropolitan/urban	732	58%
Semi-urban/rural	530	42%

Total branches and extension counters	1,262	100.0%

At year-end fiscal 2008, we had 3,881 ATMs, of which 1,433 were located at our branches and extension counters. Through our website www.icicibank.com, we offer our customers online access to account information, payment and fund transfer facilities and internet banking business for our corporate clients. We provide telephone banking services through our call center. At year-end fiscal 2008, our call centers in India had over 6,375 workstations. We offer mobile phone banking services to our customers using any cellular telephone service operator in India.

Investment Banking

Our investment banking operations principally consist of ICICI Bank’s treasury operations and the operations of ICICI Securities Primary Dealership Limited and ICICI Securities Limited.

Treasury

Through our treasury operations at domestic and foreign locations, we seek to manage our balance sheet, including the maintenance of required regulatory reserves, and to optimize profits from our trading portfolio by taking advantage of market opportunities. Our domestic trading and securities portfolio includes our regulatory reserve portfolio, as there is no restriction on active management of our regulatory reserve portfolio. Our treasury operations include a range of products and services for corporate customers, such as forward contracts and interest rate and currency swaps, and foreign exchange products and services. See “— Commercial Banking for Corporate Customers — Foreign Exchange and Derivatives”.

Our domestic treasury undertakes liquidity management by seeking to maintain an optimum level of liquidity and complying with the cash reserve ratio requirement. The objective is to ensure the smooth functioning of all our branches and at the same time avoid holding excessive cash. We maintain a balance between interest-earning liquid assets and cash to optimize earnings and undertake reserve management by maintaining statutory reserves, including the cash reserve ratio and the statutory liquidity ratio. Under the Reserve Bank of India’s statutory liquidity ratio requirement, ICICI Bank is required to maintain a minimum of 25.0% of its net demand and time liabilities by way of approved securities, such as government of India securities and state government securities. See “Supervision and Regulation — Legal Reserve Requirements — Statutory Liquidity Ratio.”  ICICI Bank maintains the statutory liquidity ratio through a portfolio of government of India securities that it actively manages to optimize the yield and benefit from price movements.

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

ICICI Bank’s domestic investment portfolio is classified into three categories - held to maturity, available for sale and held for trading. Investments acquired with the intention to hold them up to maturity are classified as held to maturity subject to the extant regulation issued by the Reserve Bank of India. Investments acquired by us with the intention to trade by taking advantage of the short-term price/interest rate movements are classified as held for trading. The investments which do not fall in the above two categories are classified as available for sale. Investments under the held for trading category should be sold within 90 days; in the event of inability to sell due to adverse factors including tight liquidity, extreme volatility or a unidirectional movement in the market, the unsold securities should be shifted to the available for sale category. Under each category the investments are classified under (a) government securities (b) other approved securities (c) shares (d) bonds and debentures (e) subsidiaries and joint ventures and (f) others. Investments classified under the held to maturity category are not marked to market and are carried at acquisition cost, unless the acquisition cost is more than the face value, in which case the premium is amortized over the period till maturities of such securities. At year-end fiscal 2008, 77.3% of ICICI Bank’s government securities portfolio was in the held to maturity category. The individual securities in the available for sale category are marked to market. Investments under this category are valued security-wise and depreciation / appreciation is aggregated for each classification. Net depreciation, if any, is provided for. Net appreciation, if any, is ignored. The individual securities in the held for trading category are marked to market as in the case of those in the available for sale category.

The following table sets forth, for the periods indicated, the composition of our total trading portfolio.

	At March 31(1)
	2006		2007		2008		2008
	(in millions)
Government securities	Rs.	16,806	Rs.	30,070	Rs.	77,382	US$	1,934
Securities purchased under agreement to resell		40,000		1,057		-		-
Bonds and debentures(2)		18,247		60,149		76,095		1,901
Equity shares		6,232		5,688		6,541		163
Mutual funds		35,624		34,447		29,067		726
Total	Rs.	116,909	Rs.	131,411	Rs.	189,085	US$	4,724
______________
(1)   Excludes assets held to cover linked liabilities of our life insurance business amounting to Rs. 250.2 billion (US$ 6.3 billion) for fiscal 2008, Rs. 130.1 billion (US$ 3.3 billion) for fiscal 2007 and Rs. 70.8 billion (US$ 1.8 billion) for fiscal 2006.
(2)  Includes mortgage backed securities.

The following table sets forth, for the periods indicated, certain information related to interest and dividends on our trading portfolio, net gain from the sale of trading investments and gross unrealized gain/(loss) on the trading portfolio.

	Year ended March 31,
	2006		2007		2008		2008
	(in millions)
Interest and dividends on trading portfolio	Rs.	3,137	Rs.	7,402	Rs.	12,115	US$	303
Gain on sale of trading portfolio		1,979		676		2,522		63
Unrealized gain/(loss) on trading portfolio		(162)		(86)		(5,357)		(134)
Total	Rs.	4,954	Rs.	7,992	Rs.	9,280	US$	232

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
_______________
(1)  Includes credit linked notes.
(2)  Includes preference shares, mutual fund units, venture fund units, security receipts and pass through certificates.

	At March 31, 2007
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Corporate debt securities	Rs.	87,166	Rs.	305	Rs.	(1,012)	Rs.	86,459
Government securities		167,670		4		(48)		167,626
Other securities(1)		77,650		596		(463)		77,783
Total debt securities		332,486		905		(1,523)		331,868
Equity shares		24,604		12,659		(2,147)		35,116
Other investments(2)		42,346		2,854		(945)		44,255
Total	Rs.	399,436	Rs.	16,418	Rs.	(4,615)	Rs.	411,239
_______________
(1)  Includes credit linked notes.
(2)  Includes preference shares, mutual fund units, venture fund units, security receipts and pass through certificates.

	At March 31, 2008
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Corporate debt securities	Rs.	148,950	Rs.	100	Rs.	(6,280)	Rs.	142,771
Government securities		111,590		262		(315)		111,537
Other securities(1)		93,278		1,102		(898)		93,481
Total debt investments		353,818		1,464		(7,493)		347,789
Equity shares		32,511		7,767		(6,219)		34,059
Other investments(2)		104,700		1,957		(3,414)		103,243
Total	Rs.	491,029	Rs.	11,188	Rs.	(17,126)	Rs.	485,091
_____________
(1)  Includes credit linked notes.
(2)  Includes preference shares, mutual fund units, venture fund units, security receipts and pass through certificates.

The following table sets forth, for the period indicated, income from available for sale securities.

	Year ended March 31,
	2006		2007		2008		2008
	(in millions)
Interest	Rs.	6,970	Rs.	14,976	Rs.	14,073	US$	352
Dividend		1,746		2,749		4,500		112
Total	Rs.	8,716	Rs.	17,725	Rs.	18,573	US$	464
Gross realized gain	Rs.	9,509	Rs.	14,045	Rs.	27,816		695
Gross realized loss		(1,258)		(4,634)		(1,773)		(44)
Total	Rs.	8,251	Rs.	9,411	Rs.	26,043	US$	651

The following table sets forth, at the date indicated, an analysis of the maturity profile of our investments in debt securities as available for sale investments, and yields thereon. This maturity profile is based on repayment dates and does not reflect re-pricing dates of floating rate investments.

	At March 31, 2008
	Up to one year			One to five years			Five to ten years			More than ten years
	Amount		Yield	Amount		Yield	Amount		Yield	Amount		Yield
	(in millions, except percentages)
Corporate debt securities	Rs.	7,398	7.0%	Rs.	87,894	5.3%	Rs.	26,483	5.6%	Rs.	27,175	6.0%
Government of India securities		49,154	7.9%		52,793	8.8%		5,297	7.8%		4,347	8.2%
Other securities		40,555	11.2%		43,464	9.7%		2,505	8.8%		6,754	8.0%
Total amortized cost of interest-earning securities(1)	Rs.	97,107	9.2%	Rs.	184,151	7.3%	Rs.	34,285	6.1%	Rs.	38,276	6.6%
Total fair value	Rs.	97,044		Rs.	183,007		Rs.	32,231		Rs.	35,506
______________
(1)  Includes securities denominated in different currencies.

The amortized cost of our held to maturity portfolio amounted to Rs. 679.0 billion (US$ 17.0 billion) at year-end fiscal 2008 (Rs. 544.3 billion (US$ 13.6 billion) at year-end fiscal 2007 and Rs. 417.5 billion (US$ 10.4 billion) at year-end fiscal 2006. The gross unrealized gain on this portfolio was Rs. 4.2 billion (US$ 105 million) at year-end fiscal 2008 Rs. 6.8 billion (US$ 170 million) at year-end fiscal 2007 and Rs. 7.9 billion (US$ 197 million) at year-end fiscal 2006. The gross unrealized loss on this portfolio was Rs. 10.6 billion (US$ 265 million) at year-end fiscal 2008, Rs. 12.8 billion (US$ 320 million) at year-end fiscal 2007 and Rs. 8.0 billion (US$ 200 million) at year-end fiscal 2006.

We have a limited equity portfolio because the Reserve Bank of India restricts investments by a bank in equity securities. See also “Supervision and Regulation — Reserve Bank of India Regulations — Regulations relating to Investments and Capital Market Exposure Limits”.

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

We provide a variety of risk management products to our corporate and small and medium enterprise clients, including foreign currency forward contracts and currency and interest rate swaps. We control market risk and credit risk on our foreign exchange trading portfolio through an internal model which sets counterparty limits, stop-loss limits and limits on the loss of the entire foreign exchange trading operations and exception reporting. See also “Risk Management — Quantitative and Qualitative Disclosures About Market Risk — Exchange Rate Risk”.

ICICI Securities Limited and ICICI Securities Primary Dealership

ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting and brokerage and primary dealership in government securities respectively. ICICI Securities Limited has an online share trading portal called icicidirect.com. The primary objective of icicidirect.com is to enable individuals to make investments and offer a wide range of investment options by providing a seamless structure that integrates a customer’s bank account, demat account and trading account. The portal offers seamless access to the United States markets by tying up with a leading United States based broker. During fiscal 2009, ICICI Securities Holdings Inc., an indirect subsidiary of ICICI Bank and a direct subsidiary of ICICI Securities Limited, has completed the purchase of assets (by way of merger) of Global Investment Management, Inc, a registered investment adviser and a New Jersey corporation with offices in Princeton, New Jersey, engaged in investment advisory activities.

Venture capital and private equity

Our subsidiary ICICI Venture Funds Management Company Limited manages funds that provide venture capital funding to start-up companies and private equity to a range of companies. At year-end fiscal 2008, ICICI Venture managed or advised funds of approximately Rs. 95.5 billion (US$ 2.4 billion).

Insurance

We provide a wide range of insurance products and services through our subsidiaries ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited. ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited are joint ventures with Prudential PLC of the United Kingdom and Fairfax Financial Holdings Limited of Canada respectively. We have approximately 74.0% interest in both these entities. Subject to the amendment of foreign ownership regulations, Prudential PLC has the right to increase its shareholding in ICICI Prudential Life Insurance Company Limited to 49.0% at the market value of the shares to be determined as mutually agreed. Laws and regulations governing insurance companies currently provide that each promoter should eventually reduce its stake to 26.0% following the completion of 10 years from the commencement of business by the concerned insurance company. We and Prudential have agreed that if a higher level of promoter shareholding is permitted, then this would be in the proportion of 51.0% being held by us and 49.0% being held by Prudential subject to the foreign ownership regulations. See “Supervision and Regulation — Regulations Governing Insurance Companies”. Further, we and each of the joint venture partners have a right of first refusal in case the other partner proposes to sell its shareholding in the joint venture (other than transfers to a permitted affiliate of the transferor).

ICICI Prudential Life Insurance Company Limited incurred a net loss of Rs. 14.0 billion (US$ 350 million) in fiscal 2008. As would be typical for life insurance companies during periods of high growth, the loss was due to business set-up and customer acquisition costs as well as reserving for actuarial liability. ICICI Prudential Life Insurance Company Limited recorded a total new business premium of Rs. 80.4 billion (US$ 2.0 billion) during fiscal 2008 as compared to Rs. 51.6 billion (US$ 1.3 billion) during fiscal 2007, a growth of 55.8%. According to data published by the Insurance Regulatory and Development Authority of India, ICICI Prudential Life Insurance was the largest player in the retail segment of the private sector life insurance market with a market share of 25.2% during fiscal 2008 (on weighted received premium basis). ICICI Lombard General Insurance Company Limited made a net profit of Rs. 1.0 billion (US$ 25 million) in fiscal 2008. ICICI Lombard General Insurance recorded a total gross written premium of Rs. 36.0 billion (US$ 900 million) during fiscal 2008 as compared to Rs. 30.0 billion (US$ 750 million) during fiscal 2007, a growth of 20.0%. According to data published by the Insurance Regulatory and Development Authority of India, ICICI Lombard General Insurance was the largest private general insurer with a market share of 29.8% in gross written premium amongst the private sector general insurance companies during the year ended fiscal 2008. We earn commissions and fees from these subsidiaries as their exclusive distributor for sales of life and general insurance products.

Our board of directors had approved subject to the receipt of all regulatory approvals, the transfer of our equity shareholding in ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited, ICICI Prudential Asset Management Company Limited and ICICI Prudential Trust Limited to a proposed new subsidiary. The proposed new subsidiary intended to raise equity capital through private placements or an initial public offering to meet the future capital requirements of the insurance subsidiaries. We had received definitive offers from investors for the subscription of equity shares in the proposed new subsidiary and for entering into definitive agreements for this purpose. The arrangement was subject to the obtaining of regulatory and other approvals including those of the Reserve Bank of India, the Insurance Regulatory and Development Authority of India and the Foreign Investment Promotion Board. The arrangement was to terminate failing receipt of all such approvals by a mutually agreed date. The agreed date has elapsed and approval of the Reserve Bank of India has not been received, following which the arrangement with respect to the offers has been terminated. See “Supervision and Regulation — Holding Companies”. See also “Risk factors — Risks Relating to Our Business”. We have proposed a reorganization of our holdings in our insurance and asset management subsidiaries and our inability to implement this reorganization as well as the significant additional capital required by these businesses may adversely impact our business and the price of our equity shares and ADSs.”

Funding

Our funding operations are designed to ensure stability of funding, minimize funding costs and effectively manage liquidity. Since the amalgamation of ICICI with ICICI Bank, the primary source of domestic funding has been deposits raised from both retail and corporate customers. We also raise funds through short-term rupee borrowings and domestic or overseas bond offerings pursuant to specific regulatory approvals. Because ICICI was not allowed to raise banking deposits as a financial institution, its primary sources of funding prior to the amalgamation were retail bonds and rupee borrowings from a wide range of institutional investors. ICICI also raised funds through foreign currency borrowings from commercial banks and other multilateral institutions like the Asian Development Bank and the World Bank, which were guaranteed by the government of India. With regard to these guarantees by the government of India for purposes of obtaining foreign currency borrowings, the government of India has, in its letter dated May 31, 2007, instructed us to take steps to either repay or prepay such foreign currency borrowings for which a guarantee has been provided by the government of India or to substitute the guarantees provided by the government of India with other acceptable guarantees. At year-end fiscal 2008, the total outstanding loans/ bonds of ICICI Bank that are guaranteed by the government of India were Rs. 33,218 million (US$ 830 million), constituting approximately 3.9% of the total borrowings (including subordinated debt) of ICICI Bank at that date. We are in dialogue with the government of India in connection with this matter.

Our international branches fund themselves primarily from wholesale funding sources including bonds, syndicated loans, bilateral loans and inter-bank borrowings.  Our subsidiaries in the United Kingdom and Canada take retail deposits.

Our deposits were 57.0% of our total liabilities at year-end fiscal 2008 compared to 63.0% of our total liabilities at year-end fiscal 2007. Our borrowings were 17.4% of our total liabilities at year-end fiscal 2008 compared to 15.6% of our total liabilities at year-end fiscal 2007. Our deposits increased 11.4% to Rs. 2,769.8 billion (US$ 69.2 billion) at year-end fiscal 2008 compared to Rs. 2,486.1 billion (US$ 62.1 billion) at year-end fiscal 2007. This growth in deposits was achieved primarily through increased focus on retail and corporate customers by offering a wide range of products designed to meet varied individual and corporate needs and leveraging on our network of branches, extension counters and ATMs. Our borrowings increased to Rs. 845.7 billion (US$ 21.1 billion) at year-end fiscal 2008 compared to Rs. 616.6 billion (US$ 15.4 billion) at year-end fiscal 2007, primarily due to the increase in foreign currency borrowings.

The following table sets forth, for the periods indicated, the break-up of deposits by type of deposit.

	Year ended March 31,
	2006			2007			2008
	Amount		% to total	Amount		% to total	Amount		% to total
	(in billions, except percentages)
Current account deposits	Rs.	163.9	9.5%	Rs.	214.5	8.6%	Rs.	249.8	9.0%
Savings deposits		242.6	14.1		375.3	15.1		537.6	19.4
Time deposits		1,318.0	76.4		1,896.3	76.3		1,982.5	71.6
Total deposits	Rs.	1,724.5	100.0%	Rs.	2,486.1	100.0%	Rs.	2,769.9	100.0%

The following table sets forth, for the periods indicated, the average volume and average cost of deposits by type of deposit.

	Year ended March 31, (1)
	2006			2007			2008
	Amount		Cost(2)	Amount		Cost(2)	Amount		Amount		Cost(2)
	(in billions, except percentages)
Interest-bearing deposits:
Savings deposits	Rs.	171.6	2.6%	Rs.	327.7	3.1%	Rs.	462.7	US$	11.6	3.4%
Time deposits		940.0	5.9		1,512.9	7.6		1,846.0		46.1	9.3
Non-interest-bearing deposits:
Other demand deposits		142.8	-		174.4	-		229.0		5.7	-
Total deposits	Rs.	1,254.4	4.8%	Rs.	2,015.0	6.2%	Rs.	2,537.7	US$	63.4	7.4%
________________
(1)  Average of quarterly balances at the end of March of the previous fiscal year and June, September, December and March of that fiscal year.

(2)  Represents interest expense divided by the average of quarterly balances.

Our average deposits in fiscal 2008 were Rs. 2,538.2 billion (US$ 63.4 billion) at an average cost of 7.4% compared to average deposits of Rs. 2,015.0 billion (US$ 50.3 billion) at an average cost of 6.2% in fiscal 2007. Our average time deposits in fiscal 2008 were Rs. 1,846.3 billion (US$ 46.1 billion) at an average cost of 9.3% compared to average time deposits of Rs. 1,512.9 billion (US$ 37.8 billion) in fiscal 2007 at an average cost of 7.6%.

The following table sets forth, at the date indicated, the maturity profile of deposits by type of deposit.

	At March 31, 2008
	Up to one year		After one year and within three years		After three years		Total
	(in millions)
Interest-bearing deposits:
Savings deposits	Rs.	537,563	Rs.	-	Rs.	-	Rs.	537,563
Time deposits		1,757,325		151,248		73,899		1,982,472
Non-interest-bearing deposits:
Other demand deposits		249,796		-		-		249,796
Total deposits	Rs.	2,544,684	Rs.	151,248	Rs.	73,899	Rs.	2,769,831

The following table sets forth, for the periods indicated, average outstanding rupee borrowings based on quarterly balance sheets and by category of borrowing and the percentage composition by category of borrowing. The average cost (interest expense divided by average of quarterly balances) for each category of borrowings is provided in the footnotes.

	Year ended March 31,(1)
	2006			2007			2008
	Amount		% to total	Amount		% to total	Amount		Amount		% to total
	(in millions, except percentages)
SLR bonds(2)	Rs.	14,815	4.2%	Rs.	14,815	4.1%	Rs.	14,815	US$	370	4.0%
Borrowings from Indian government(3)		3,581	1.0		2,568	0.7		1,889		47	0.5%
Other borrowings(4)(5)		331,511	94.8		345,203	95.2		357,420		8,931	95.5%
Total	Rs.	349,907	100.0%	Rs.	362,586	100.0%	Rs.	374,124	US$	9,348	100.0%
_________________
(1)  Average of quarterly balances at the end of March of the previous fiscal year and June, September, December and March of the concerned fiscal year for each of fiscal years 2006, 2007 and 2008.
(2)  With an average cost of 11.6% in fiscal 2006, 11.6% in fiscal 2007 and 11.6% in fiscal 2008.
(3)  With an average cost of 10.8% in fiscal 2006, 11.8% in fiscal 2007 and 12.2% in fiscal 2008.
(4)  With an average cost of 9.3% in fiscal 2006, 9.4% in fiscal 2007 and 9.9% in fiscal 2008.
(5)  Includes publicly and privately placed bonds, borrowings from institutions and wholesale deposits such as inter-corporate deposits and call borrowings.

The following table sets forth, at the date indicated, the maturity profile of our rupee term deposits of Rs. 10 million (US$ 249,875) or more.

	At March 31,
	2008				% of total deposits
	(in millions, except percentages)
Less than three months	Rs.	547,091	US$	13,670	19.8%
Above three months and less than six months		331,368		8,280	12.0
Above six months and less than 12 months		593,751		14,836	21.4
More than 12 months		97,143		2,427	3.5
Total deposits of Rs. 10 million and more	Rs.	1,569,353	US$	39,213	56.7%

The following table sets forth, at the dates indicated, certain information related to short-term rupee borrowings, which consist of borrowings from government-owned companies and inter-bank borrowings.

	At March 31,(1)
	2006		2007		2008
	(in millions, except percentages)
Year-end balance	Rs.	106,542	Rs.	121,567	Rs.	123,614
Average balance during the year (2)		84,910		101,652		142,270
Maximum quarter-end balance		106,542		123,495		195,366
Average interest rate during the year (3)		7.8%		7.8%		10.5%
Average interest rate at year-end (4)		7.3%		8.8%		9.3%
______________
(1)	Short-term borrowings include borrowings in the call market and repurchase agreements.

(2)	Average of quarterly balances at the end of March of the previous fiscal year, June, September, December and March of that fiscal year for each of fiscal 2006, 2007 and 2008.

(3)	Represents the ratio of interest expense on short-term borrowings to the average of quarterly balances of short-term borrowings.

(4)	Represents the weighted average rate of the short-term borrowings outstanding at fiscal year-end.

The following table sets forth, at the dates indicated, average outstanding volume of foreign currency borrowings based on quarterly balance sheets by source and the percentage composition by source. The average cost (interest expense divided by average of quarterly balances) for each source of borrowings is provided in the footnotes.

	At March 31, (1)
	2006			2007			2008
	Amount		% to total	Amount		% to total	Amount		Amount		% to total
	(in millions, except percentages)
Commercial borrowings (2)	Rs.	166,524	87.4%	Rs.	306,136	92.8%	Rs.	569,624	US$	14,233	96.4%
Multilateral borrowings (3)		24,034	12.6		23,740	7.2		21,110		527	3.6
Total	Rs.	190,558	100.0%	Rs.	329,876	100.0%	Rs.	590,734	US$	14,760	100.0%
______________
(1)	Average of quarterly balances at the end of March of the previous fiscal year, June, September, December and March of that fiscal year for each of fiscal 2006, 2007 and 2008.

(2)	With an average cost of 4.6% in fiscal 2006, 5.4% in fiscal 2007 and 5.7% in fiscal 2008.

(3)	With an average cost of 4.0% in fiscal 2006, 5.1% in fiscal 2007 and 5.2% in fiscal 2008.

At year-end fiscal 2008, our outstanding subordinated debt was Rs. 224.1 billion (US$ 5.6 billion). This debt is classified as Tier 1 or Tier 2 capital in calculating the capital adequacy ratio in accordance with the Reserve Bank of India’s regulations on capital adequacy. See “Supervision and Regulation — Reserve Bank of India Regulations”.

Risk Management

As a financial intermediary, we are exposed to risks that are particular to our lending, transaction banking and trading businesses and the environment within which we operate. Our goal in risk management is to ensure that we understand measure and monitor the various risks that arise and that the organization adheres strictly to the policies and procedures, which are established to address these risks.

ICICI Bank is primarily exposed to credit risk, market risk, liquidity risk and operational risk. ICICI Bank has four centralized groups, the Global Risk Management Group, the Compliance Group, the Corporate Legal Group and the Internal Audit Group with a mandate to identify, assess and monitor all of ICICI Bank's principal risks in accordance with well-defined policies and procedures.

The Global Risk Management Group is further organized into the Global Credit Risk Management Group and the Global Market and Operational Risk Management Group. The Compliance Group is responsible for the regulatory and anti-money laundering compliance. In addition, the Credit and Treasury Middle Office Groups and the Global Operations Group monitor operational adherence to regulations, policies and the terms internal approvals for various transactions. The Global Risk Management Group reports to the Joint Managing Director and Chief Financial Officer and the Middle Office Groups and Global Operations Group report to an Executive Director.

The Compliance Group reports to the Audit Committee of the board of directors and the Managing Director and CEO. The Internal Audit Group reports to the Audit Committee of the board of directors. These groups are independent of the business units and coordinate with representatives of the business units to implement ICICI Bank's risk management methodologies.

Committees of the board of directors have been constituted to oversee the various risk management activities. The Audit Committee provides direction to and also monitors the quality of the internal audit function. The Risk Committee reviews risk management policies in relation to various risks including portfolio, liquidity, interest rate, investment policies and strategy, and regulatory and compliance issues in relation thereto. The Credit Committee reviews developments in key industrial sectors and ICICI Bank’s exposure to these sectors as well as to large borrower accounts. The Asset Liability Management Committee is responsible for managing the balance sheet and reviewing the asset-liability position to manage ICICI Bank's liquidity and market risk exposure. For a discussion of these and other committees, see “Management”.

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

In addition to the above, in the case of structured project finance in areas such as infrastructure, oil, gas and petrochemicals, as a part of the due diligence process, ICICI Bank appoints consultants, wherever considered necessary, to advise the lenders, including technical advisors, business analysts, legal counsel and insurance consultants. These consultants are internationally recognized and experienced in their respective fields. Risk mitigating factors in these financings generally also include creation of debt service reserves and channeling project revenues through a trust and retention account.

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

With respect to financing for corporate mergers and acquisitions, ICICI Bank carries out detailed due diligence on the acquirer as well as the target's business profile. The key areas covered in the appraisal process include:

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

Retail Loan Procedures

Our customers for retail loans are typically middle and high-income, salaried or self-employed individuals, and, in some cases, partnerships and corporations. Except for personal loans and credit cards, we require a contribution from the borrower and our loans are secured by the asset financed. Our portfolio of personal loans includes micro-banking loans, which are relatively small value loans to lower income customers in urban areas. We have discontinued this product during fiscal 2008, following higher than anticipated credit losses and difficulties in collection of dues experienced in this segment.

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

ICICI Bank's credit officers evaluate credit proposals on the basis of the product policy approved by the Retail Credit Forum and the risk assessment criteria defined by the Global Credit Risk Management Group. These criteria vary across product segments but typically include factors such as the borrower’s income, the loan-to-value ratio, demographic parameters and certain stability factors. In case of credit cards, in order to limit the scope of individual discretion, ICICI Bank has implemented a credit-scoring program that is an automated credit approval system that assigns a credit score to each applicant based on certain demographic attributes like income, educational background and age. The credit score then forms the basis of loan evaluation. External agencies such as field investigation agencies and credit processing agencies are used to facilitate a comprehensive due diligence process including visits to offices and homes in the case of loans to individual borrowers. Before disbursements are made, the credit officer checks a centralized delinquent database and reviews the borrower’s profile. In making its credit decisions, it draws upon reports from the Credit Information Bureau (India) Limited (CIBIL). However, CIBIL has become operational recently and does not yet provide a credit score. ICICI Bank also avails the services of certain private agencies operating in India to check applications before disbursement. A centralized retail credit team undertakes review and audit of credit quality and processes across different products.

We established centralized operations to manage operating risk in the various back office processes of our retail loan business except for a few operations which are decentralized to improve turnaround time for customers.

ICICI Bank has a collections unit structured along various product lines and geographical locations, to manage delinquency levels. The collections unit operates under the guidelines of a standardized recovery process. We also make use of external collection agencies to aid us in collection efforts, including collateral repossession in accounts that are overdue for more than 90 days. External agencies for collections are governed by standardized process guidelines.

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

Small Enterprises Loan Procedures

The Small Enterprises Group  finances small enterprises, which are defined generally as enterprises with tangible net worth less than Rs. 500 million. The products offered to this segment range from traditional banking products such as term loans, working capital, overdrafts, letter of credits and bank guarantees to customized products suited for each business segment.

Customers for traditional banking products are segmented on the basis of industry clusters. Credit risk management for smaller exposures of this nature is undertaken on a portfolio basis, through setting up and review of appropriate target market and portfolio norms, exit and review triggers and periodical portfolio monitoring. Larger exposures are evaluated individually and appropriately structured for credit enhancement where required. The customized products primarily involve lending to small enterprises based on linkages with larger companies. Smaller exposures in this category may be unsecured. Credit risk management is undertaken on a portfolio basis, through setting up and review of appropriate target market and portfolio norms, exit and review triggers and periodical portfolio monitoring.

Rural and Agricultural Loan Procedures

The rural and agricultural loan portfolio comprises companies and small and medium enterprises in the rural and agricultural sector, dealers and vendors linked to these entities and farmers and rural households. ICICI Bank seeks to design appropriate risk assessment methodologies for each of the segments. For companies, borrower risk is evaluated by analyzing the industry risk, the borrower’s market position, financial performance, cash flow adequacy and the quality of management. The credit risk of dealers, vendors and farmers is evaluated by analyzing the base credit quality of the borrowers or the pool and also the linkages between the borrowers and the companies to which the vendors or farmers supply their produce or whose products are sold by dealers. ICICI Bank attempts to enhance the credit quality of the pool of dealers, vendors and farmers by strengthening the structure of the transaction.

For some segments, ICICI Bank uses a cluster-based approach where a lending program is implemented for a homogeneous group of individuals or business entities that comply with certain parameterized norms. To be eligible for funding under these programs, the borrowers need to meet the stipulated credit norms and obtain a minimum score on the scoring model. ICICI Bank has incorporated control norms, borrower approval norms and review triggers in all the programs. ICICI Bank has recently undertaken a comprehensive review of its credit disbursal, monitoring and collection processes and is seeking to institute appropriate process changes.

ICICI Bank’s rural initiative may create additional challenges with respect to managing the risk of frauds due to the increased geographical dispersion and use of intermediaries. For example, during fiscal 2007, ICICI Bank made a provision of Rs. 0.9 billion (US$ 22 million) for losses from frauds pertaining to the warehouse receipt-based financing product for agricultural credit. In this product, financing is provided to farmers and traders on the basis of receipts for stored goods issued by warehouse owners/managers. ICICI Bank appoints third party management and collection agents to market the product. It appoints collateral management agencies to monitor the goods in the warehouses. During the course of review, irregularities were observed including absence of the required quantities of commodities in warehouses. This was due to specific fraudulent collusion between certain third party management and collection agents and collateral management agency staff. ICICI Bank has undertaken a comprehensive review of the product and has set up dedicated groups for pre- and post-disbursement commodity audits. See “Risk Factors — Risks Relating to Our Business — Our rapid retail expansion in India and our rural initiative expose us to increased risks that may adversely affect our business.”
Credit Approval Authorities

ICICI Bank's credit approval authorization framework is laid down by our board of directors. ICICI Bank has established several levels of credit approval authorities for our corporate banking activities - the Credit Committee of the board of directors, the Committee of Directors, the Committee of Executives (Credit) and the Regional Committee (Credit). Retail Credit Forums, Small Enterprise Group Forums and Agri Credit Forums have been created for approval of retail loans and credit facilities to small enterprises and agri-based enterprises respectively.

ICICI Bank's board of directors have delegated the authority to the Credit Committee, consisting of a majority of independent directors, the Committee of Directors, consisting of our whole time directors, to the Committee of Executives (Credit), to the Regional Committee (Credit), Retail Credit Forums, Small Enterprise Group Forums and Agri Credit Forums, all consisting of our designated executives, and to individual executives in the case of program / policy based products, to approve financial assistance within certain individual and group exposure limits set by the board of directors.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the possibility of loss arising from changes in the value of a financial instrument as a result of changes in market variables such as interest rates, exchange rates, credit spreads and other asset prices. The prime source of market risk for us is the interest rate risk we are exposed to as a financial intermediary. In addition to interest rate risk, we are exposed to other elements of market risk such as liquidity or funding risk, price risk on trading portfolios, and exchange rate risk on foreign currency positions.

Market Risk Management Procedures

Our board of directors reviews and approves the policies for the management of market risk. The Risk Committee of the board periodically reviews our risk positions and risk management strategies. The board has delegated the responsibility for market risk management on the banking book to the Asset Liability Management Committee and for the trading book to the Committee of Directors, within the broad parameters laid down by policies approved by the board. The Asset Liability Management Committee is responsible for managing interest rate risk on the banking book and liquidity risks reflected in the balance sheet. The Committee of Directors is responsible for formulating policies and risk controls for the trading book.

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

The Global Market Risk Management Group recommends changes in risk policies and controls and the processes and methodologies for quantifying and assessing market risks. Risk limits including position limits and stop loss limits for the trading book are monitored on a daily basis by the Treasury Middle Office Group and reviewed periodically.

Interest Rate Risk

 Our core business is deposit taking and lending in both rupees and foreign currencies, as permitted by the Reserve Bank of India. These activities expose us to interest rate risk. As the rupee market is significantly different from the international currency markets, gap positions in these markets differ significantly.

Since our balance sheet consists predominantly of rupee assets and liabilities, movements in domestic interest rates constitute the main source of interest rate risk. Exposure to fluctuations in interest rates is measured primarily by way of gap analysis, providing a static view of the maturity and re-pricing characteristics of balance sheet positions. An interest rate gap report is prepared by classifying all assets and liabilities into various time period categories according to contracted maturities or anticipated re-pricing date. The difference in the amount of assets and liabilities maturing or being re-priced in any time period category would then give an indication of the extent of exposure to the risk of potential changes in the margins on new or re-priced assets and liabilities. ICICI Bank prepares interest rate risk reports on a fortnightly basis. These reports are submitted to the Reserve Bank of India on a monthly basis. Interest rate risk is further monitored through interest rate risk limits approved by the Asset Liability Management Committee.

Our primary source of funding is deposits and, to a smaller extent, borrowings. In the rupee market, most of our deposit taking is at fixed rates of interest for fixed periods, except for savings account deposits and current account deposits, which do not have any specified maturity and can be withdrawn on demand. We usually borrow for a fixed period with a one-time repayment on maturity, with some borrowings having European call/put options, exercisable only on specified dates, attached to them. Our loans generally are repaid more gradually, with principal repayments being made over the life of the loan. Our housing loans at year-end fiscal 2008 were primarily floating rate loans where any change in the benchmark rate with reference to which these loans are priced, is generally passed on to the borrower on the first day of the succeeding quarter or succeeding month, as applicable. We follow a single benchmark prime rate structure for all loans other than specific categories of loans advised by the Indian Banks’ Association (which include, among others, loans to individuals for acquiring residential properties, loans for purchase of consumer durables, non-priority sector personal loans and loans to individuals against shares, debentures, bonds and other securities), with lending rates comprising the benchmark prime rate, term premia and transaction-specific credit and other charges. Interest rates on loans outstanding at December 31, 2003 continue to be based on the four-tier prime rate structure. We generally seek to eliminate interest rate risk on undisbursed commitments by fixing interest rates on rupee loans at the time of loan disbursement. Pursuant to regulatory reserve requirements, we maintain a large part of our assets in government of India securities and interest-free balances with the Reserve Bank of India, which are funded mainly by wholesale deposits and borrowings. This exposes us to the risk of differential movement in the yield earned on statutory reserves and the related funding cost.

In contrast to our rupee loans, a large proportion of our foreign currency loans are floating rate loans. These loans are generally funded with floating rate foreign currency funds. Our fixed rate foreign currency loans are generally funded with fixed rate foreign currency funds. We generally convert all our foreign currency borrowings and deposits into floating rate dollar liabilities through the use of interest rate and currency swaps with leading international banks. The foreign currency gaps are generally lower than rupee gaps, representing a considerably lower exposure to fluctuations in foreign currency interest rates.

We use the duration of our government securities portfolio as a key variable for interest rate risk management. We increase or decrease the duration of our government securities portfolio to increase or decrease our interest rate risk exposure. In addition, we also use interest rate derivatives to manage asset and liability positions. We are an active participant in the interest rate swap market and are one of the largest counterparties in India.

The following table sets forth, at the date indicated, our asset-liability gap position.

	At March 31, 2008(1)
	Less than or equal to one year		Greater than one year and up to five years		Greater than five years		Total
	(in millions)
Loans, net	Rs.	2,018,619	Rs.	433,409	Rs.	61,989	Rs.	2,514,017
Investments		551,831		423,444		625,192		1,600,467
Fixed assets		2,202		6,763		37,819		46,784
Other assets(2)		160,078		13,076		521,744		694,898
Total assets		2,732,730		876,692		1,246,744		4,856,166
Stockholders’ equity and preference share capital		-		-		450,722		450,722
Borrowings		577,353		258,682		9,626		845,661
Deposits		2,220,652		193,567		355,613		2,769,832
Other liabilities(2)		95,388		64,994		629,569		789,951
Total liabilities		2,893,393		517,243		1,445,530		4,856,166
Total gap before risk management positions		(238,146)		359,449		(198,786)		0
Risk management positions(3)		(160,663)		155,258		38,647		34,646
Total gap after risk management positions	Rs.	(319,922)	Rs.	514,707	Rs.	(160,139)	Rs.	34,646
________________
(1)
Assets and liabilities are classified into the applicable categories based on residual maturity or re-pricing whichever is earlier. Classification methodologies are generally based on Asset Liability Management Guidelines issued by the Reserve Bank of India, effective April 1, 1999 and as revised time to time and pre-payment assumptions applied, based on behavioral studies done. Items that neither mature nor re-price are included in the “greater than five years” category. This includes equity share capital and a substantial part of fixed assets. Impaired loans of residual maturity less than three years are classified in the “greater than one year and up to five years” category and impaired loans of residual maturity between three to five years are classified in the “greater than five years” category.

(2)	The categorization for these items is different from that reported in the financial statements.

(3)   The risk management positions comprise foreign currency and rupee swaps.

The following table sets forth, at the date indicated, the amount of our loans with residual maturities greater than one year that had fixed and variable interest rates.

		At March 31, 2008
	Fixed rate loans			Variable rate loans	Total
			(in millions)
Loans	Rs.	845,025	Rs.	1,086,299	Rs.	1,931,324

The following table sets forth, using the balance sheet at year-end fiscal 2008 as the base, one possible prediction of the impact of adverse changes in interest rates on net interest income for fiscal 2009, assuming a parallel shift in the yield curve at year-end fiscal 2008.

	At March 31, 2008
	Change in interest rates (in basis points)
		(100)		(50)		50		100
	(in millions, except percentages)
Rupee portfolio	Rs.	(1,370)	Rs.	(685)	Rs.	685	Rs.	1,370
Foreign currency portfolio		(257)		(129)		129		257
Total	Rs.	(1,627)	Rs.	(814)	Rs.	814	Rs.	1,627

Based on our asset and liability position at year-end fiscal 2008, the sensitivity model shows that net interest income from the banking book for fiscal 2009 would rise by Rs. 1,627 million (US$ 41 million) if interest rates increased by 100 basis points during fiscal 2009. Conversely, the sensitivity model shows that if interest rates decreased by 100 basis points during fiscal 2009, net interest income for fiscal 2009 would fall by an equivalent amount of Rs. 1,627 million (US$ 41 million). Based on our asset and liability position at year-end fiscal 2007, the sensitivity model showed that net interest income from the banking book for fiscal 2008 would have risen by Rs. 1.1 billion (US$ 27 million) if interest rates increased by 100 basis points during fiscal 2008. Conversely, the sensitivity model showed that if interest rates decreased by 100 basis points during fiscal 2008, net interest income for fiscal 2008 would have fallen by an equivalent amount of Rs. 1.1 billion (US$ 27 million).

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

The following table sets forth, using the fixed income portfolio at year-end fiscal 2008 as the base, one possible prediction of the impact of changes in interest rates on the value of our rupee fixed income trading portfolio for fiscal 2009, assuming a parallel shift in yield curve.

	At March 31, 2008
	Change in interest rates (in basis points)
	Portfolio Size			(100)		(50)		50		100
	(in millions)
Government of India securities	Rs.	30,836	Rs.	2,940	Rs.	1,470	Rs.	(1,470)	Rs.	(2,940)
Corporate debt securities		13,050		552		276		(276)		(552)
Total	Rs.	43,886	Rs.	3,492	Rs.	1,746	Rs.	(1,746)	Rs.	(3,492)

At year-end fiscal 2008, the total value of our rupee fixed income trading portfolio was Rs. 43.9 billion (US$ 1.1 billion). The Sensitivity model shows that if interest rates increase by 100 basis points during fiscal 2009, the value of this portfolio would fall by Rs. 3.5 billion (US$ 87 million). Conversely, if interest rates fell by 100 basis points during fiscal 2009, the value of this portfolio would rise by Rs. 3.5 billion (US$ 87 million). At year-end fiscal 2007, the total value of our rupee fixed income trading portfolio was Rs. 11.4 billion (US$ 285 million). If interest rates had increased by 100 basis points during fiscal 2008, the value of this portfolio would have fallen by Rs. 290 million (US$ 7 million). Conversely, if interest rates had fallen by 100 basis points during fiscal 2008, the value of this portfolio would have risen by Rs. 290 million (US$ 7 million).

At year-end fiscal 2008, the total outstanding notional principal amount of our trading interest rate derivatives portfolio was Rs. 6,442.8 billion (US$ 161.0 billion) (Rs. 3,436.9 billion (US$ 85.9 billion) at year-end fiscal 2007). The sensitivity model shows that if interest rates increase by 100 basis points, the value of this portfolio would rise by Rs. 2.3 billion (US$ 57 million). At year-end fiscal 2008, the total outstanding notional principal amount of our trading currency derivatives (options and cross currency interest rate swaps) portfolio was Rs. 1,051.9 billion (US$ 26.3 billion) (Rs. 732.1 billion (US$ 18.3 billion) at year-end fiscal 2007). The sensitivity model shows that if interest rates increase by 100 basis points, the value of this cross currency interest rate swaps portfolio would fall by Rs. 1.8 billion (US$ 45 million).

Equity Risk

We assume equity risk both as part of our investment book and our trading book. Investments in equity shares and preference shares are essentially long-term in nature. A part of our investment in equity securities have been driven by our project and corporate financing activities. The decision to invest in equity shares during project financing activities has been a conscious decision to participate in the equity of the company with the intention of realizing capital gains arising from the expected increases in market prices, and is separate from the lending decision. For further information on our trading and available for sale investments, see “— Overview of ICICI Bank's Products and Services —Investment Banking — Treasury.”

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

Credit Spread Risk

Credit spread risk arises out of our investments in fixed income securities and credit derivatives. Volatility in the level of credit spreads would impact the value of these portfolios. The Bank monitors its fixed income and credit derivative portfolio closely and risk is managed by setting limits such as issuer wise exposure limits based on credit rating, counterparty limits and stop-loss limits. There have been several negative developments in the financial markets since 2007 which have resulted in high levels of volatility and significant widening in credit spreads. In fiscal 2008, we made provisions in our income statement, aggregating Rs. 11,285 million (US$ 282 million), for mark-to-market losses on the trading portfolios of credit derivatives and fixed income investments in our international branches and subsidiaries. A mark-to-market impact of Rs. 5,584 million (US$ 140 million) on the available for sale portfolio of fixed income investments of our international subsidiaries was reduced from our stock holders' equity. We also realized losses of Rs. 1,139 million (US$ 28 million) on these portfolios.

In September 2008, global financial markets deteriorated sharply following the bankruptcy filing by Lehman Brothers, the developments with respect to other large United States institutions that have required federal government support, heightened concerns regarding the liquidity and solvency of other institutions in the United States and elsewhere, and credit rating downgrades of certain institutions. This has resulted in widening and extreme volatility in credit spreads of financial institutions. We have an investment of approximately €57 million in senior bonds of Lehman Brothers. Our aggregate portfolio of investments in international corporate and financial sector debt and mortgage- and asset-backed securities was Rs. 193.7 billion (US$ 4.8 billion) at year-end fiscal 2008. The realized and mark-to-market losses on these investments would adversely impact our net income in fiscal 2009.

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

We maintain diverse sources of liquidity to facilitate flexibility in meeting funding requirements. Incremental domestic operations are principally funded by accepting deposits from retail and corporate depositors. The deposits are augmented by borrowings in the short-term inter-bank market and through the issuance of bonds. Loan maturities and sale of investments also provide liquidity. Most of the funds raised are used to extend loans or purchase securities. Generally, deposits have a shorter average maturity than loans or investments.

Our international branches are primarily funded by debt capital market issuances, syndicated loans, bilateral loans and bank lines, while our international subsidiaries raise deposits in their local markets. Volatility in international debt markets following the concerns over sub-prime debt in the United States have constrained our international market borrowings. Continued volatility and liquidity constraints in the international markets may adversely impact our liquidity position.

Our subsidiary in the United Kingdom offers an internet based online savings deposit product to depositors. The total amount of such deposits as at year-end fiscal 2008 was Rs. 141.3 billion (US$ 3.5 billion). These deposits are payable on demand. At present, these deposits are classified as outflow in the less than eight days liquidity bucket as required by the Financial Services Authority of the United Kingdom. We deploy these funds in a portfolio of short-term deposits and marketable securities. We may face liquidity risk in case of high volumes of deposit withdrawals, failure of a substantial number of depositors to roll over deposited funds upon maturity or to replace deposited funds with fresh deposits.

We closely monitor our domestic and international liquidity position, taking into account maturing assets and liabilities, the expected level of rollover of maturing liabilities and new financing commitments. We seek to maintain a portfolio of liquid assets in addition to our regulatory reserves. We also have access to refinancing facilities extended by regulators.

For further information on liquidity risk, see “Operating and Financial Review and Prospects — Liquidity Risk.”

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Operational risk includes legal risk but excludes strategic and reputational risks. Legal risk includes, but not limited to, exposure to fines, penalties or punitive damages resulting from supervisory actions, as well as private settlements. For a discussion on our vulnerability to operational risk, see “Risk Factors — Risks Relating to Our Business - There is operational risk associated with our industry which, when realized, may have an adverse impact on our business”.

The management of operational risk in the organization is governed by the Operational Risk Management Policy approved by the board of directors. The policy is applicable across the organization including overseas / offshore, branches, ensuring that there is clear accountability and responsibility for management and mitigation of operational risk, developing a common understanding of operational risk, helping the business and operation groups units to improve internal controls, thereby reducing the probability and potential impact of losses from operational risks while meeting regulatory requirements. Operational risk can result from a variety of factors, including failure to obtain proper internal authorizations, improperly documented transactions, failure of operational and information security procedures, computer systems, software or equipment, fraud, inadequate training and employee errors.  Operational risk is sought to be mitigated by maintaining a comprehensive system of internal controls, establishing systems and procedures to monitor transactions, maintaining key back–up procedures and undertaking regular contingency planning.

In each of the banking subsidiaries, local management is responsible for implementing operational risk management framework through the operational risk management policy approved by their respective boards.

Operational Controls and Procedures in Branches

We have operating manuals detailing the procedures for the processing of various banking transactions and the operation of the application software. Amendments to these manuals are implemented through circulars, which are available on the company intranet.

We have a scheme of delegation of financial powers that set out the monetary limit for employees. Withdrawals from customer accounts are processed based on in-built system checks and authorization procedures. Cash transactions over a specified limit are subject to special scrutiny to avoid money laundering. Our core banking software has multiple security features to protect the integrity of applications and data.

Operational Controls and Procedures for Internet Banking

For internet banking, we have control measures including issuing the customer a unique user ID, a login password for logging onto the internet site and a unique transaction ID for effecting transactions.

Operational Controls and Procedures in Regional Processing Centers & Central Processing Centers

To improve customer service at our branches, we have centralized a number of transaction processing operations. We have centralized operations at regional processing centers located at various cities across the country. These regional processing centers process check clearing and inter-branch transactions, make inter-city  check collections, and undertake back-office activities for account opening, standing instructions and auto-renewal of deposits.

In Mumbai, we have centralized transaction processing on a nation-wide basis for transactions like the issue of ATM cards and PIN mailers, reconciliation of ATM transactions, monitoring of ATM functioning, issue of passwords to Internet banking customers, depositing post-dated   checks  received from retail loan customers and credit card transaction processing. Centralized processing has been extended to the issuance of personalized check books, back-office activities of non-resident Indian accounts, opening of new bank accounts for customers who seek web-based brokering services and recovery of service charges for accounts for holding shares in book-entry form.

Operational Controls and Procedures in Treasury

We use technology to monitor risk limits and exposures. Our front office, back office and accounting and reconciliation functions are fully segregated in both the domestic treasury and foreign treasury.

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

Operational Controls and Procedures in Retail Asset Operations

A majority of our retail asset operations are centralized at Mumbai, Delhi and Chennai. The central operations unit is located in Mumbai and the regional operations units at Delhi and Chennai. These central and regional units support operations relating to retail asset products across the country.

The central operations unit carries out accounting, reconciliation and repayment management activities for all retail asset products. The regional operations units manage disbursement of approved credit facilities. There are no manual issuances of disbursement checks thus reducing any operational risk on account of manual intervention in the process. No single team has the full authority to complete a transaction and carry out financial reconciliation. Each activity is segregated and carried out by an independent team.

All processes are hosted and controlled through a central process site. At the design stage of the process, operational and other risks are identified, mitigants designed and measures of performance specified to ensure adherence. The retail asset operations group has regional audit managers across the country. These audit managers monitor adherence to controls and procedures and record and report deviations to facilitate corrective action.

Operational Controls and Procedures for Corporate Banking

Our operations in respect of corporate banking products and services are centralized in Mumbai. These centralized operations comprise separate operations teams for trade finance, cash management and general banking operations. The centralized operations teams process transactions after verification of credit authorizations, as well as applicable regulations, particularly in respect of international trade finance transactions. This unit also processes transactions for small enterprise customers.

Operational Controls and Procedures in Rural Loan Operations

Operational controls and procedures for corporate customers in rural and agricultural banking are similar to those for our other corporate customers. For other loans, duly approved disbursement requests are submitted to local operations teams where they are checked for completeness and tallied with the terms of approval, before loans are disbursed. Account reconciliation and other monitoring activities are conducted centrally.

Anti-Money Laundering Controls

Our board of directors approved a Group Anti-Money Laundering policy in January 2004, which established the standards of anti-money laundering compliance. The Group Anti-Money Laundering policy is reviewed from time to time and it is applicable to all our activities including the business units in India or abroad. The unique anti-money laundering regulatory requirements for overseas units are provided separately as an addendum to the group anti-money laundering policy. Our anti-money laundering standards are primarily based on two pillars, namely, Know Your Customer and monitoring/reporting of suspicious transactions. The Group Anti-Money Laundering policy specifies a risk-based approach in implementing the anti-money laundering framework. Keeping in view the specific requirements of the guidelines of the Reserve Bank of India, we have evolved a customer acceptance policy which lays down the criteria for the acceptance of Customers. The customer acceptance policy forms an integral part of the Group Anti-Money Laundering policy. The aspects mentioned in the customer acceptance policy are reckoned while evolving the know your customer/anti money laundering procedures for various customers/products. The know your customer procedures are based on various aspects outlined in the customer acceptance policy and some principles specified in the Group Anti-Money Laundering policy. To ensure effective implementation of the Anti-Money Laundering framework by the business unit, detailed procedure manuals are prepared for each business unit illustrating the know your customer and monitoring/reporting of suspicious transactions requirements for the various products. The business units are required to undertake risk profiling of various customer segments and products, and to classify them into high, medium and low-risk categories. The anti-money laundering framework seeks to institute a process of customer identification and verification depending on the nature or status of the customer and the type of transaction. In respect of unusual or suspicious transactions or when the customer moves from a low-risk to high-risk profile, appropriate enhanced due-diligence measures are required to be adopted. The policy also requires that reports of specified cash transactions and suspicious transactions be submitted to the Financial Intelligence Unit, India constituted under the Prevention of Money Laundering Act, 2002 and the rules notified there under. The Audit Committee of our board of directors supervises the implementation of the anti-money laundering framework. A senior executive has been nominated as the Money Laundering Reporting Officer to monitor the day-to-day implementation of the anti-money laundering policy and procedures. Suitable training programs on awareness of anti-money laundering are organized for the employees on a periodic basis.

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

The Compliance Group is responsible for regulatory compliance in India, the overseas branches and offshore banking units. Key risk indicators pertaining to our international banking operations are presented to the Risk Committee of our board of directors on a quarterly basis. Management of regulatory compliance risk is considered an integral component of the governance framework along with the internal control and enterprise-wide risk management frameworks. A Company-wide framework for compliance has therefore been adopted by way of a Group Compliance Policy approved by the board of directors which provides for identification and evaluation of the significant compliance risks, on a Company-wide basis, in order to assess how these risks might affect the safety and soundness of the Company.

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

Legal and Regulatory Risk

The Corporate Legal Group has the oversight role in respect of legal compliance, and in dealing with legal and regulatory risks that may arise in transactions or dealing of ICICI Bank with its customers and counter-parties, and on various aspects described in the sections on Credit Risk above and on Collateral — Completion, Perfection and Enforcement below.

Further ICICI Bank is involved in various litigations and is subject to a wide variety of banking and financial services laws and regulations in each of the jurisdictions in which it operates. ICICI Bank is also within the ambit and realm of  a large number of regulatory and enforcement authorities in each of these jurisdictions. The uncertainty of the enforceability of the obligations of our customers and counter-parties, including as to the due foreclosure on collateral, creates legal risk as also any repudiation of the obligations or disputes as to inter-se obligations or of service quality or operational efficiency. Changes in laws and regulations could adversely affect ICICI Bank. Legal risk is higher in new areas of business where the law is often untested by the courts. ICICI Bank seeks to minimize legal risk by using stringent legal documentation, employing procedures designed to ensure that transactions are properly authorized and consulting external legal advisors wherever required or appropriate. See “Legal and Regulatory Proceedings”, “Risk Factors—Risks Relating to Our Business— We are subject to legal and regulatory risk which may adversely affect our business and the price of our equity shares and ADSs.”, “ - We have experienced rapid international growth in the last three years which has increased the complexity of the risks that we face”, “ - We are subject to legal and regulatory risk which may adversely affect our business and the price of our equity shares and ADSs.” and “—Regulatory changes in India or other jurisdictions in which we operate could adversely affect our business”.

Derivative Instruments Risk

We enter into interest rate and currency derivative transactions primarily for the purpose of hedging interest rate and foreign exchange mismatches and also engage in trading of derivative instruments on our own account. We provide derivative services to selected major corporate customers and other domestic and international financial institutions, including foreign currency forward transactions and foreign currency and interest rate swaps. We also invest in credit derivatives through our overseas branches and banking subsidiaries. Our derivative transactions are subject to counterparty risk to the extent particular obligors are unable to make payment on contracts when due or the risk of counterparties repudiating the contracts.

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

ICICI Prudential Life Insurance is exposed to business risks arising out of the nature of products and underwriting, and market risk arising out of the investments made out of the corpus of premiums collected and the returns guaranteed to policyholders. The Risk Management and Audit Committee of its board of directors are responsible for oversight of the risk management and internal control functions. For managing investment risk, the company has a prudent investment strategy to optimize risk adjusted returns. Its asset-liability management framework is designed to cushion and mitigate the investment related risks of assets. The assets under management for the linked portfolio, in respect of which there is minimal asset-liability mismatch risk, amounts to over 85% of the policyholders’ funds. As part of asset-liability management for the non-linked portfolio, ICICI Prudential Life Insurance has hedged the single premium non-participating portfolio by duration matching, re-balanced monthly. On the participating portfolio, the asset allocation strategy, which includes investments in equities, is designed to achieve the twin objectives of managing base guarantees and maximizing returns. The equity portfolio is benchmarked against a market index. In addition, there are exposure limits to companies, groups and industries. For mitigating operational risks, management assesses and rates the various operational risks and prepares a mitigation plan. The internal audit department performs risk-based audit and reports the findings to the Audit Committee.

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

Controls and Procedures

We carried out an evaluation under the supervision and with the participation of management, including the Managing Director & Chief Executive Officer and the Joint Managing Director and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act as of March 31, 2008.

As a result, it has been concluded that, as of the end of the period covered by this report, the disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

However, as a result of our evaluation, we noted certain areas where our processes and controls could be improved. We are committed to continuing to implement and improve internal controls and our risk management processes, and this remains a key priority for us. We also have a process whereby business and financial officers throughout the Company attest to the accuracy of reported financial information as well as the effectiveness of disclosure controls, procedures and processes.

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

We are experiencing significant growth in a fast changing environment, and management is aware that this may pose significant challenges to the control framework. The increasing size of our treasury operations, which use automated control and recording systems as well as manual checks and record keeping, expose us to the risk of errors in control and record keeping. See “Risk Factors — Risks Relating to Our Business — There is operational risk associated with our industry which, when realized, may have an adverse impact on our business”.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act). Our internal control system has been designed to provide reasonable assurance regarding the reliability of financial reporting and preparation and fair presentation of published financial statements in accordance with Generally Accepted Accounting Principles in India.

Management maintains an internal control system intended to ensure that financial reporting provides reasonable assurance that transactions are executed in accordance with the authorizations of management and the directors, assets are safeguarded and financial records are reliable.

Our internal controls include policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect in reasonable detail the transactions and dispositions of assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are made only in accordance with authorizations of  management and the Directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

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

Management assessed the effectiveness of internal control over financial reporting as of March 31, 2008 based on criteria set for by the Committee of Sponsoring Organizations of Treadway Commission in Internal Control-Integrated Framework. Based on the assessment, management concluded that our internal control over financial reporting was effective as of March 31, 2008. Effectiveness of our internal control over financial reporting as of March 31, 2008 has been audited by KPMG, an independent registered public accounting firm, as stated in their attestation report which is included herein.

Change in Internal Control Over Financial Reporting

No change in our internal control over financial reporting occurred during the period covered by this annual report has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Loan Portfolio

Our gross loan portfolio was Rs. 2,555.9 billion (US$ 63.9 billion) at year-end fiscal 2008, an increase of 19.6% over the gross loan portfolio of Rs. 2,137.1 billion (US$ 53.4 billion) at year-end fiscal 2007. At year-end fiscal 2007, the gross loan portfolio increased 35.5% to Rs. 2,137.1 billion (US$ 53.4 billion) as compared to the gross loan portfolio of Rs. 1,577.1 billion (US$ 39.4 billion) at year-end fiscal 2006. At year-end fiscal 2008, approximately 72.1% of our gross loans were rupee loans.

Loan Portfolio by Categories

The following table sets forth, at the dates indicated, our gross rupee and foreign currency loans by business category.

	At March 31,
	2004		2005		2006		2007		2008
	(in millions)
Consumer loans and credit card receivables(1)	Rs.	281,946	Rs.	532,138	Rs.	910,871	Rs.	1,276,977	Rs.	1,408,271	US$	35,189
Rupee		281,494		526,541		895,116		1,248,484		1,365,595		34,123
Foreign currency		452		5,597		15,755		28,493		42,676		1,066
Commercial, financial, agricultural and others(2)		393,642		447,359		665,549		859,562		1,147,276		28,668
Rupee		300,985		301,800		449,160		495,464		475,796		11,889
Foreign currency		92,657		145,559		216,389		364,098		671,480		16,779
Leasing and related activities(3)		1,401		885		736		569		329		8
Rupee		1,401		885		695		569		329		8
Foreign currency		-		-		41		-		-		-
Gross loans		676,989		980,382		1,577,156		2,137,108		2,555,876		63,865
Rupee		583,880		829,226		1,344,971		1,744,517		1,841,719		46,020
Foreign currency		93,109		151,156		232,185		392,591		714,156		17,845
Total gross loans		676,989		980,382		1,577,156		2,137,108		2,555,876		63,865
Allowance for loan losses		(27,510)		(16,282)		(14,553)		(23,114)		(41,859)		(1,046)
Net loans	Rs.	649,479	Rs.	964,100	Rs.	1,562,603	Rs.	2,113,994	Rs.	2,514,017	US$	62,819
_______________
(1)	Includes home loans, automobile loans, commercial business loans, two wheeler loans, personal loans, credit card receivables and farm equipment loans.
(2)	Includes builder financing and dealer financing.
(3)	Leasing and related activities includes leasing and hire purchase.

Our gross consumer loans and credit card receivables increased to Rs. 1,408.3 billion (US$ 35.2 billion), constituting 55.1% of our gross loans at year-end fiscal 2008 from Rs. 1,277.0 billion (US$ 31.9 billion), constituting 59.8% of our gross loans at year-end fiscal 2007. Our gross foreign currency loans increased from Rs. 392.6 billion (US$ 9.8 billion), constituting 18.4% of our total gross loans at year-end fiscal 2007 to Rs. 714.2 billion (US$ 17.8 billion), constituting 27.9% of our total gross loans at year-end fiscal 2008.

At year-end fiscal 2008, we did not have outstanding cross-border loans (defined as loans made to borrowers outside of India) exceeding 1.0% of our assets in any country except the United Kingdom, Singapore and Canada. We had outstanding cross-border loans to US borrowers amounting to between 0.75% and 1.0% of our assets.

Collateral — Completion, Perfection and Enforcement

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

Corporate finance and project finance loans are typically secured by a first lien on fixed assets, which normally consists of property, plant and equipment. These security interests are perfected by the registration of these interests within time limits stipulated under the Indian Companies Act with the Registrar of Companies pursuant to the provisions of the Indian Companies Act when our clients are constituted as companies. Perfection of security interests in immovable property requires a no-objection certificate from the income tax authorities. This registration amounts to a constructive public notice to other business entities of security interests created by such companies. We may also take security of a pledge of financial assets like marketable securities (for which perfection of security interests by registration with the Registrar of Companies is not mandatory for companies under the Indian Companies Act), and obtain corporate guarantees and personal guarantees wherever appropriate. In certain cases, the terms of financing include covenants relating to sponsor shareholding in the borrower and restrictions on the sponsors’ ability to sell all or part of their shareholding. Covenants involving equity shares have top-up mechanism based on price triggers.

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

Separately, in India, foreclosure on collateral of property generally requires a written petition to an Indian court or tribunal based on amounts sought to be recovered. An application, when made, may be subject to delays and administrative requirements that may result, or be accompanied by, a decrease in the value of the collateral. These delays can last for several years leading to deterioration in the physical condition and market value of the collateral. In the event a corporate borrower makes an application for relief to a specialized authority called the Board for Industrial and Financial Reconstruction, foreclosure and enforceability of collateral is stayed. In fiscal 2003, the Indian Parliament passed the Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002, as amended, which strengthened the ability of lenders to resolve non-performing assets by granting them greater rights as to enforcement of security including over immovable property and recovery of dues, without reference to the courts or tribunals including the abatement of references to the Board for Industrial and Financial Reconstruction. See “Overview of the Indian Financial Sector — Recent Structural Reforms — Legislative Framework for Recovery of Debts due to Banks”.

In case of consumer installment loans, we obtain direct debit mandates or post-dated checks towards repayment on pre-specified dates. Post dated checks, if dishonored entitle us on occurrence of certain events to initiate criminal proceedings against the issuer of the checks.

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

Loan Concentration

We follow a policy of portfolio diversification and evaluate our total financing exposure in a particular industry in light of our forecasts of growth and profitability for that industry. ICICI Bank’s Global Credit Risk Management Group monitors all major sectors of the economy and specifically follows industries in which ICICI Bank has credit exposures. We seek to respond to any economic weakness in an industrial segment by restricting new credits to that industry segment and any growth in an industrial segment by increasing new credits to that industry segment, resulting in active portfolio management. ICICI Bank’s policy is to limit its loan portfolio to any particular industry (other than retail loans) to 15.0% of total exposure. We identified retail finance as an area with potential for growth and sought to increase our financing to retail finance. We believe that retail finance offers significant risk diversification benefits as the credit risk is spread over a large number of relatively small individual loans. The growth of our retail finance portfolio in the past few years has been the principal driver of our portfolio diversification strategy. Our loans and advances to retail finance constituted 57.0% of our gross loans and advances at year-end fiscal 2008 compared to 63.8% at year-end fiscal 2007 and 62.2% at year-end fiscal 2006.

Pursuant to the guidelines of the Reserve Bank of India, our credit exposure to individual borrowers must not exceed 15.0% of our capital funds, comprising Tier 1 and Tier 2 capital calculated pursuant to the guidelines of the Reserve Bank of India. Credit exposure to individual borrowers may exceed the exposure norm of 15.0% of our capital funds by an additional 5.0% (i.e. up to 20.0%) provided the additional credit exposure is on account of infrastructure financing. Our exposure to a group of companies under the same management control must not exceed 40.0% of our capital funds unless the exposure is in respect of an infrastructure project. The exposure to a group of companies under the same management control, including exposure to infrastructure projects, may be up to 50.0% of our capital funds. With effect from June 1, 2004, banks may, in exceptional circumstances, with the approval of their boards, enhance the exposure by 5.0% of capital funds (i.e., 20.0% of capital funds for an individual borrower and 45.0% of capital funds for a group of companies under the same management), making appropriate disclosures in their annual reports. Exposure for funded facilities is calculated as the total committed credit and investment sanctions or the outstanding funded amount, whichever is higher (for term loans, as undisbursed commitments plus the outstanding amount). Exposure for non-funded facilities is calculated as 100.0% of the committed amount or the outstanding non-funded amount whichever is higher. At year-end fiscal 2008, we were in compliance with these guidelines.

At year-end fiscal 2008, our largest non-bank borrower accounted for approximately 12.0% of our capital funds. The largest group of companies under the same management control accounted for approximately 35.3% of our capital funds.

The following table sets forth, at the dates indicated, the composition of our gross advances (net of write-offs).

	As at March 31,
	2004		2005		2006		2007		2008
	(Rs. in millions, except percentages)
	Rs.	%	Rs.	%	Rs.	%	Rs.	%	Rs.	US$	%
Retail finance(1)	360,228	53.2%	596,027	60.8%	981,550	62.2%	1,364,472	63.8%	1,457,548	36,420	57.0%
Services - non finance	18,099	2.7%	18,648	1.9%	47,289	3.0%	64,342	3.0%	168,139	4,201	6.6%
Iron & steel and products	55,377	8.2%	51,557	5.3%	51,717	3.3%	52,071	2.5%	100,441	2,510	3.9%
Food & beverages	11,914	1.7%	16,956	1.7%	41,491	2.6%	50,863	2.4%	76,802	1,919	3.0%
Services - finance	10,632	1.6%	27,508	2.8%	74,356	4.7%	111,500	5.2%	65,373	1,634	2.6%
Crude petroleum/ refining & petrochemicals	24,761	3.6%	44,422	4.5%	46,185	2.9%	49,656	2.3%	65,136	1,628	2.6%
Power	25,223	3.7%	18,217	1.9%	28,127	1.8%	41,917	2.0%	62,479	1,561	2.4%

	As at March 31,
	2004		2005		2006		2007		2008
	(Rs. in millions, except percentages)
	Rs.	%	Rs.	%	Rs.	%	Rs.	%	Rs.	US$	%
Road, port, telecom, urban development & other infrastructure	20,863	3.1%	35,519	3.6%	30,114	1.9%	29,873	1.4%	57,708	1,442	2.3%
Chemicals & fertilizers	21,307	3.1%	18,372	1.9%	32,241	2.1%	53,768	2.5%	43,346	1,083	1.7%
Electronics & engineering	26,852	4.0%	19,742	2.0%	24,129	1.5%	21,863	1.0%	39,294	982	1.5%
Metal & products (excluding iron & steel)	10,373	1.5%	15,552	1.6%	19,335	1.2%	10,672	0.5%	28,925	723	1.1%
Wholesale / retail trade	650	0.1%	9,867	1.0%	14,842	1.0%	28,625	1.3%	26,728	668	1.0%
Others (2)	91,206	13.5%	108,230	11.0%	186,006	11.8%	257,993	12.1%	365,425	9,131	14.3%
Gross loans	677,485	100%	980,617	100%	1,577,382	100%	2,137,615	100%	2,557,344	63,902	100%
Allowance for loan losses and interest suspense	(28,006)		(16,517)		(14,779)		(23,621)		(43,327)	(1,083)
Net loans	649,479		964,100		1,562,603		2,113,994		2,514,017	62,819
________________
(1)	Includes home loans, automobile loans, commercial business loans, two wheeler loans, personal loans, credit cards receivables, dealer funding, developer financing and overdraft products.

(2)
Others primarily include textiles, shipping, construction, manufacturing products excluding metal, cement, automobiles, drugs & pharmaceuticals, gems & jewellery, fast moving consumer goods, mining and mutual funds.

Our gross loan portfolio at year-end fiscal 2008 increased by 19.6% compared to the gross loan portfolio at year-end fiscal 2007. Retail finance was 57.0% of gross loans at year-end fiscal 2008 compared to 63.8% at year-end fiscal 2007 and 62.2% at year-end fiscal 2006. Our gross loans to the services – non finance sector as a percentage of gross loans increased to 6.6% at year-end fiscal 2008 compared to 3.0% at year-end fiscal 2007. Our gross loans to the iron and steel sector as a percentage of gross loans increased to 3.9% at year-end fiscal 2008 compared to 2.5% at year-end fiscal 2007.

At year-end fiscal 2008, our 20 largest borrowers accounted for approximately 12.5% of our gross loan portfolio, with the largest borrower accounting for approximately 2.7% of our gross loan portfolio. The largest group of companies under the same management control accounted for approximately 3.7% of our gross loan portfolio.

Geographic Diversity

Our portfolios are geographically diversified. The state of Maharashtra accounted for the largest proportion of our gross loans outstanding at year-end fiscal 2008.

Directed Lending

The Reserve Bank of India requires banks to lend to certain sectors of the economy. Such directed lending comprises priority sector lending, export credit and housing finance.

Priority Sector Lending

Till fiscal 2007, the Reserve Bank of India guidelines required banks to lend 40.0% of their net bank credit (total domestic loans less marketable debt instruments and certain exemptions permitted by the Reserve Bank of India from time to time) to certain specified sectors called priority sectors. Priority sectors included small-scale industries, the agricultural sector, food and agri-based industries, small businesses and housing finance up to certain limits. Out of the 40.0%, banks were required to lend a minimum of 18.0% of their net bank credit to the agriculture sector and the balance to certain specified sectors, including small scale industries (defined as manufacturing, processing and services businesses with a certain limit on investment in plant and machinery), small businesses, including retail merchants, professional and other self employed persons and road and water transport operators, housing loans up to a certain limit and to specified state financial corporations and state industrial development corporations. In its letter dated April 26, 2002 granting its approval for the amalgamation, the Reserve Bank of India stipulated that since ICICI’s loans transferred to us were not subject to the priority sector lending requirement, we are required to maintain priority sector lending of 50.0% of our net bank credit on the residual portion of our advances (i.e. the portion of our total advances excluding advances of ICICI at year-end fiscal, 2002, referred to as “residual net bank credit”). This additional 10.0% priority sector lending requirement will apply until such time as our aggregate priority sector advances reach a level of 40.0% of our total net bank credit. The Reserve Bank of

India’s existing instructions on sub-targets under priority sector lending and eligibility of certain types of investments/ funds for qualification as priority sector advances apply to us.

Any shortfall in the amount required to be lent to the priority sectors may be required to be deposited with government sponsored Indian development banks like the National Bank for Agriculture and Rural Development, Small Industries Development Bank of India and National Housing Bank. These deposits have a maturity of up to seven years and carry interest rates lower than market rates. At year-end fiscal 2008, total investments in such bonds on account of shortfall in priority sector lending of earlier years (to the extent called for net of repayment) were Rs. 14.9 billion (US$ 372 million). For fiscal 2008 the shortfall on account of priority sector lending was Rs. 12.6 billion (US$ 315 million) which will be deposited with the government sponsored Indian development banks as and when called for. See “Supervision and Regulation — Directed Lending — Priority Sector Lending”.

The Reserve Bank of India has issued revised guidelines applicable from fiscal 2008 on lending to priority sector. As per the revised norms, the targets and sub-targets have been linked to the adjusted net bank credit, or credit equivalent amount of off-balance sheet exposure, whichever is higher. The definition of adjusted net bank credit does not include certain exemptions and includes certain investments and is computed with reference to the outstanding amount as on March 31 of the previous year. Under the revised guidelines the limit on the housing loans eligible for priority sector lending has been increased from Rs. 1.5 million (US$ 37,481) to Rs. 2.0 million (US$ 49,975) per borrower. The guidelines have capped eligible direct agriculture finance to non-individuals (i.e. partnership firms, corporates and institutions) at Rs. 10.0 million (US$ 249,875) per borrower. One-third of loans in excess of Rs. 10.0 million (US$ 249,875) per borrower are considered as direct finance while the remaining two-thirds constitute indirect finance. In addition fresh investments made by banks with National Bank for Agriculture and Rural Development in lieu of non achievement of priority sector lending targets are no longer to be considered as indirect finance from April 30, 2007. However, the existing investments in such bonds continue to be classified as indirect agriculture finance till March 31, 2010.

As per the guidelines, banks are also required to lend to the weaker sections 10% of adjusted net bank credit or credit equivalent amount of off-balance sheet exposures, whichever is higher. In order to ensure that the sub-target of lending to the weaker sections is achieved, the Reserve Bank of India has decided to take into account the shortfall in lending to weaker sections also, as on the last reporting Friday of March of each year, for the purpose of allocating amounts to the domestic Scheduled Commercial Banks (SCBs) for contribution to the Rural Infrastructure Development Fund (RIDF) maintained with National Bank for Agriculture And Rural Development or funds with other Financial Institutions, as specified by the Reserve Bank of India, with effect from April 2009.

We are required to comply with the priority sector lending requirements on the last “reporting Friday” of each fiscal year. At March 28, 2008, which was the last reporting Friday for fiscal 2008, our priority sector loans were Rs. 641.50 billion (US$ 16.0 billion), constituting 50.3% of our residual net bank credit against the requirement of 50.0%. At that date, qualifying agriculture loans were 17.0% of our residual net bank credit as against the requirement of 18.0%.

	At March 30,
	2008 (Rs.)	2008 (US$)	% of total priority sector lending	% of residual net bank credit
	(in millions, except percentages)
Small enterprises(1)	73,833	1,845	11.5%	5.8%
Others including residential mortgage less than Rs. 2.0 million	350,816	8,766	54.7%	27.5%
Agricultural sector (2)	216,854	5,419	33.8%	17.0%
Total	641,503	16,030	100.0%	50.3%
_______________
(1)	Small enterprises are defined as manufacturing, processing and services businesses with a limit of Rs. 50.0 million (US$ 1 million) on investment in plant and machinery.
(2)	Includes direct agriculture lending of Rs. 159.5 billion (US$ 4.0 billion) constituting 12.5% of our residual net bank credit against the requirement of 13.5%.

Export Credit

As part of directed lending, the Reserve Bank of India also requires banks to make loans to exporters at concessional rates of interest. Export credit is provided for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies. At the end of any fiscal year, 12.0% of the bank’s net bank credit is required to be in the form of export credit. This requirement is in addition to the priority sector lending requirement but credits extended to exporters that are small scale industries or small businesses may also meet part of the priority sector lending requirement. The Reserve Bank of India provides export refinancing for an eligible portion of total outstanding export loans at the bank rate prevailing in India from time to time. The interest income earned on export credits is supplemented through fees and commissions earned from these exporter customers from other fee-based products and services taken by them from us, such as foreign exchange products and bill handling. At March 28, 2008 (last reporting Friday for fiscal 2008), our export credit was Rs. 22.6 billion (US$ 565 million), constituting 1.8% of our net bank credit.

Loan pricing

As required by the Reserve Bank of India guidelines and the advice issued by the Indian Banks' Association effective January 1, 2004, we price our loans (other than fixed rate loans and certain categories of loans to individuals and agencies specified by the Indian Banks' Association, including among others, loans to individuals for acquiring residential properties, loans for purchase of consumer durables, non-priority sector personal loans and loans to individuals against shares, debentures, bonds and other securities) with reference to a benchmark prime lending rate, called the ICICI Bank Benchmark Advance Rate. The Asset Liability Management Committee of our board of directors fixes the ICICI Benchmark Advance Rate based on cost of funds, cost of operations and credit charge as well as yield curve factors, such as interest rate and inflation expectations, as well as market demand for loans of a certain term. The ICICI Benchmark Advance Rate is 17.25% per annum payable monthly, effective August 1, 2008. The lending rates comprise ICICI Benchmark Advance Rate, term premium and transaction-specific credit and other charges.

Classification of Loans

We classify our assets as performing and non-performing in accordance with the Reserve Bank of India’s guidelines except in the case of ICICI Home Finance Company and our banking subsidiaries in Canada, Russia and the United Kingdom. ICICI Home Finance Company classifies loans and other credit facilities in accordance with the National Housing Bank guidelines. Loans of our Canadian, Russian and the United Kingdom subsidiaries are classified as impaired when there is no longer a reasonable assurance of the timely collection of the full amount of principal or interest. Under the Reserve Bank of India guidelines, an asset is classified as non-performing if any amount of interest or principal remains overdue for more than 90 days (180 days until fiscal 2003), in respect of term loans. In respect of overdraft or cash credit, an asset is classified as non-performing if the account remains out of order for a period of 90 days (180 days until fiscal 2003) and in respect of bills, if the account remains overdue for more than 90 days (180 days until fiscal 2003). Further, non-performing assets are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India. The Reserve Bank of India has separate guidelines for restructured loans. See below “— Restructured Loans”.

The classification of assets as per the Reserve Bank of India guidelines is detailed below.

Standard assets:	Assets that do not disclose any problems or which do not carry more than normal risk attached to the business are classified as standard assets.
Sub-standard assets:	Sub-standard assets comprise assets that are non-performing for a period not exceeding 12 months. (18 months until fiscal 2004)
Doubtful assets:	Doubtful assets comprise assets that are non-performing for more than 12 months. (18 months until fiscal 2004)
Loss assets:	Loss assets comprise assets (i) the losses on which are identified or (ii) that are considered uncollectible.

Our non-performing assets include loans and advances as well as credit substitutes, which are funded credit exposures. In compliance with regulations governing the presentation of financial information by banks, we report only non-performing loans and advances in our financial statements.

See also “Supervision and Regulation — Reserve Bank of India Regulations — Loan Loss Provisions and Non-performing Assets — Asset Classification.

Restructured Loans

The Reserve Bank of India has separate guidelines for restructured loans. The guidelines were revised on August 27, 2008. As per these guidelines, a fully secured standard loan can be restructured by rescheduling principal repayments and/or the interest element, but must be separately disclosed as a restructured loan in the year of restructuring. The diminution in the fair value of the loan on restructuring, if any, measured in present value of the cash flows has to be either written off or provision made to the extent of the diminution involved. Similar guidelines apply to sub-standard and doubtful loans. The sub-standard or doubtful loans which have been subjected to restructuring, whether in respect of principal installment or interest amount are eligible to be upgraded to the standard category only after the specified period, i.e., a period of one year after the date when first payment of interest or of principal, whichever is earlier, falls due, subject to satisfactory performance during the period.

Provisioning and Write-Offs

We make provisions and write-offs in accordance with the Reserve Bank of India’s guidelines; see “Supervision and Regulation — Reserve Bank of India Regulations — Loan Loss Provisions and Non-Performing Assets —Provisioning and write-offs.”  The Reserve Bank of India guidelines applicable as on year-end fiscal 2008 on provisioning and write-offs are as described below.

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

Our policy

Until fiscal 2004, ICICI Bank made provisions aggregating 50% of the secured portion of corporate non-performing assets over a three-year period instead of the five-and-a-half year period prescribed by the Reserve Bank of India. Effective fiscal 2005, ICICI Bank provides for corporate non-performing assets in line with the revised Reserve Bank of India guidelines requiring 100% provision over a five-year period. Loss assets and the unsecured portion of doubtful assets are fully provided for or written off.  For retail assets, subject to the minimum provisioning levels prescribed by the Reserve Bank of India, we make provisions on such homogenous loans at a portfolio level, based on ‘days past due’, less floating provisions held. We hold specific provisions against non-performing loans, general provision against performing loans and floating provisions. Non-performing assets acquired from ICICI in the amalgamation were fair valued and additional provisions were recorded to reflect the fair valuation. We do not distinguish between provisions and write-offs while assessing the adequacy of our loan loss coverage, as both provisions and write-offs represent a reduction of the principal amount of a non-performing asset. In compliance with regulations governing the presentation of financial information by banks, we report non-performing assets net of cumulative write-offs in our financial statements.

For restructured loans, provisions are made in accordance with the guidelines issued by the Reserve Bank of India, which require that the difference between the present values of the future interest as per the original loan agreement and the present values of future interest on the basis of rescheduled terms be provided at the time of restructuring.

The following table sets forth, at the dates indicated, our gross restructured rupee and foreign currency loan portfolio by business category.

	At March 31,
	2004		2005		2006		2007		2008
	(in millions, except percentages)
Commercial, financial, agricultural and others (1)	Rs.	75,454	Rs.	65,623	Rs.	55,463	Rs.	50,407	Rs.	48,411	US$	1,210
Rupee		60,796		52,245		49,582		45,965		45,535		1,138
Foreign currency		14,658		13,378		5,881		4,442		2,876		72
Total restructured loans		75,454		65,623		55,463		50,407		48,411		1,210
Rupee		60,796		52,245		49,582		45,965		45,535		1,138
Foreign currency		14,658		13,378		5,881		4,442		2,876		72
Gross restructured loans(2)		75,454		65,623		55,463		50,407		48,411		1,210
Provision for loan losses		(9,169)		(2,991)		(2,305)		(1,581)		(1,572)		(39)
Net restructured loans	Rs.	66,285	Rs.	62,632	Rs.	53,158	Rs.	48,826	Rs.	46,839	US$	1,171

Gross customer assets (2)	Rs.	772,986	Rs.	1,049,164	Rs.	1,638,525	Rs.	2,234,339	Rs.	2,687,999	US$	67,166
Net customer assets		736,297		1,029,299		1,622,675		2,209,078		2,642,697		66,034
Gross restructured loans as a percentage of gross customer assets		9.8%		6.3%		3.4%		2.3%		1.8%
Net restructured loans as a percentage of net customer assets		9.0%		6.1%		3.3%		2.2%		1.8%
________________
(1)	Includes working capital finance.
(2)	Includes loans of ICICI Bank and its subsidiaries and credit substitutes of ICICI Bank.

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

Certain Indian corporations have come to terms with this new competitive reality through a process of restructuring and repositioning, including rationalization of capital structures and production capacities. The increase in commodity prices since fiscal 2003 has had a favorable impact on the operations of corporations in several sectors. To create an institutional mechanism for the restructuring of corporate debt, the Reserve Bank of India has devised a corporate debt restructuring system. The objective of this framework is to ensure a timely and transparent mechanism for the restructuring of corporate debts of viable entities facing problems. The operation of this system led to the approval of restructuring programs for a large number of companies, which led to an increase in the level of restructured loans in the Indian financial system, including us. The restructured loans continue to be classified as such until they complete one year of payment in accordance with the restructured terms. Our net restructured standard loans were Rs. 46.8 billion (US$ 1.2 billion) at year-end fiscal 2008 compared to Rs. 48.8 billion (US$ 1.2 billion) at year-end fiscal 2007.

The following table sets forth, at the dates indicated, gross restructured loans by borrowers’ industry or economic activity and as a percentage of total gross restructured loans.

	At March 31,
	2004			2005			2006			2007			2008
	(in millions, except percentages)
	Rs.		%	Rs.		%	Rs.		%	Rs.		%	Rs.		US$		%
Crude petroleum/ refining and petrochemicals		19,642	26.0		17,661	26.9		19,169	34.6		21,004	41.7		22,542		563	46.6
Power		1,071	1.4		2,694	4.1		1,703	3.1		-	-		14,971		374	30.9
Road, port, telecom, urban development and other infrastructure		10,276	13.6		15,255	23.2		18,733	33.8		17,790	35.3		8,117		203	16.8
Electronics & engineering		4,407	5.8		1,234	1.9		565	1.0		-	-		1,295		32	2.7
Chemicals & fertilizers		8,047	10.7		6,552	10.0		2,345	4.2		985	2.0		536		13	1.1
Cement		5,697	7.6		2,064	3.1		1,406	2.5		1,065	2.0		401		10	0.8
Food and beverages(1)		2,418	3.2		684	1.0		220	0.4		-	-		120		3	0.3
Automobile (including trucks)		6,606	8.8		2,429	3.7		391	0.7		151	0.3		106		3	0.2
Textiles		3,151	4.2		772	1.2		344	0.6		86	0.1		71		2	0.1
Iron & steel and products		8,160	10.8		10,501	16.0		4,834	8.7		4,922	9.8		-		-	-
Metal & products (excluding iron and steel)		2,858	3.8		3,142	4.8		3,528	6.4		3,296	6.5		-		-	-
Shipping		-	-		497	0.8		798	1.4		839	1.7		-		-	-
Manufacturing products (excluding metals)		1,494	2.0		1,405	2.1		1,393	2.5		235	0.5		-		-	-
Others(2)		1,627	2.1		733	1.2		34	0.1		34	0.1		252		6	0.5
Gross restructured loans		75,454	100.0		65,623	100.0		55,463	100.0		50,407	100.0		48,411		1,209	100.0
Aggregate provision for loan losses		(9,169)			(2,991)			(2,305)			(1,581)			(1,572)		(39)
Net restructured loans	Rs.	66,285		Rs.	62,632		Rs.	53,158		Rs.	48,826		Rs.	46,839	US$	1,170
_______________
(1)	Includes sugar and tea.
(2)	Others primarily include construction, drugs and pharmaceuticals, gems and jewellery, fast moving consumer goods, mining, rubber and rubber products.

The following table sets forth, at the dates indicated, our gross non-performing rupee and foreign currency customer asset portfolio by business category.

	At March 31,
	2004		2005		2006		2007		2008
	(in millions, except percentages)
Consumer loans & credit card receivables(1)	Rs	3,025	Rs.	8,063	Rs.	13,836	Rs.	30,000	Rs.	54,954	US$	1,373
Rupee		3,025		8,061		13,828		29,991		54,948		1,373
Foreign currency		-		2		8		9		6		-
Commercial, financial, agricultural and others (2)		37,677		26,826		9,187		12,200		22,483		562
Rupee		30,692		23,271		7,178		11,074		21,119		528
Foreign currency		6,985		3,555		2,009		1,126		1,364		34
Leasing and related activities		119		84		63		357		526		13
Rupee		119		84		63		357		526		13
Foreign currency		-		-		-		-		-		-
Total non-performing assets		40,821		34,973		23,086		42,557		77,963	1,948
Rupee		33,836		31,416		21,069		41,422		76,593	1,914
Foreign currency		6,985		3,557		2,017		1,135		1,370		34
Gross non-performing assets		40,821		34,973		23,086		42,557		77,963		1,948
Provision for loan losses		(19,829)		(14,606)		(12,009)		(21,745)		(40,574)		(1,014)
Interest suspended & ECGC claims (3)		(502)		(284)		(271)		(504)		(1,457)		(36)
Net non-performing assets	Rs.	20,490	Rs.	20,083	Rs.	10,806	Rs.	20,308	Rs.	35,932	US$	898

	At March 31,
	2004		2005		2006		2007		2008
	(in millions, except percentages)
Gross customer assets	Rs.	772,986	Rs.	1,049,164	Rs.	1,638,525	Rs.	2,234,339	Rs. 2,687,999	US$	67,166
Net customer assets	Rs.	736,297	Rs.	1,029,299	Rs.	1,622,675	Rs.	2,209,078	Rs. 2,642,697	US$	66,034
Gross non-performing assets as a percentage of gross customer assets		5.3%		3.3%		1.4%		1.9%	2.9%
Net non-performing assets as a percentage of net customer assets		2.8%		2.0%		0.7%		0.9%	1.4%
________________
(1) Includes home loans, automobile loans, commercial business loans, two wheeler loans, personal loans, credit card receivables and farm equipment loans.

(2) Includes working capital finance.

(3) Including amounts claimed as recoverable from Export Credit Guarantee Corporation of India.

The ratio of net non-performing assets to net customer assets was 1.4% at year-end fiscal 2008 as compared to 0.9% at year-end fiscal 2007. At year-end fiscal 2008, the gross non-performing assets (net of write-offs) were Rs. 78.0 billion (US$ 1.9 billion) compared to Rs. 42.6 billion (US$ 1.1 billion) at year-end fiscal 2007. Gross of technical write-offs, the gross non-performing assets at year-end fiscal 2008 were Rs. 84.1 billon (US$ 2.1 billion) compared to Rs. 48.9 billion (US$ 1.2 billion) at year-end fiscal 2007. The coverage ratio (i.e. total provisions and technical write-offs made against non-performing assets as a percentage of gross non-performing assets) at year-end fiscal 2008 was 57.3% compared to 58.4% at year-end fiscal 2007.

The following table sets forth, at the dates indicated, gross non-performing assets by borrowers' industry or economic activity and as a percentage of total non-performing assets.

	At March 31,
	2004			2005			2006			2007			2008
	(in millions, except percentages)
	Rs.		%	Rs.		%	Rs.		%	Rs.		%	Rs.		US$		%
Chemicals and fertilizers		4,930	12.1		2,956	8.4		1,654	7.2		1,642	3.9		1,935		48	2.5
Services – finance		1,090	2.7		936	2.7		126	0.5		722	1.7		1,293		32	1.7
Iron & steel and products		1,362	3.3		745	2.1		210	0.9		772	1.8		1,214		30	1.6
Textiles		8,051	19.7		4,185	12.0		1,675	7.3		834	2.0		1,097		27	1.4
Shipping		185	0.5		416	1.2		13	0.1		13	-		1,006		25	1.3
Food and beverages(1)		1,981	4.8		947	2.7		670	2.9		1,247	2.9		608		15	0.8
Electronics & engineering		3,452	8.5		2,816	8.1		550	2.4		626	1.5		563		14	0.7
Services – non-finance		1,351	3.3		934	2.7		976	4.2		632	1.5		413		10	0.5
Power		6,200	15.2		7,373	21.1		-	-		-	-		143		4	0.2
Metal & products (excluding iron & steel)		1,934	4.7		174	0.5		11	0.1		11	-		116		3	0.1
Automobiles (including trucks)		675	1.6		681	1.9		32	0.1		61	0.1		76		2	0.1
Paper and paper products		507	1.2		289	0.8		74	0.3		66	0.2		39		1	-
Cement		1,545	3.8		180	0.5		-	-		-	-		25		1	-
Road, port, telecom, urban development & other infrastructure		73	0.2		2,141	6.1		-	-		-	-		-		-	-
Retail finance(2)		3,580	8.8		8,452	24.2		14,423	62.5		31,316	73.6		55,824		1,395	71.6
Others(3)		3,905	9.6		1,748	5.0		2,671	11.5		4,615	10.8		13,611		341	17.5
Gross non-performing assets		40,821	100.0		34,973	100.0		23,085	100.0		42,557	100.0		77,963		1,948	100.0
Aggregate provision for loan losses		(19,829)			(14,606)			(12,009)			(21,745)			(40,574)		(1,014)
Interest suspended & ECGC claims(4)		(502)			(284)			(271)			(504)			(1,457)		(36)
Net non-performing assets	Rs.	20,490		Rs.	20,083		Rs.	10,805		Rs.	20,308		Rs.	35,932	US$	898
____________________
(1)	Includes sugar and tea.
(2)	Includes home loans, automobile loans, commercial business loans, two wheeler loans, personal loans, credit cards receivables, retail overdraft loans, dealer funding and developer financing.

(3)	Other industries primarily include construction, rubber and rubber products, crude petroleum, drugs & pharmaceuticals, gems & jewellery, FMCG, mining and other agriculture and allied activities.
(4)	Includes amounts claimed as recoverable from Export Credit Guarantee Corporation of India.

Gross retail non-performing assets increased from Rs. 31.3 billion (US$ 782 million) at year-end fiscal 2007 to Rs. 55.8 billion (US$ 1.4 billion) at year-end fiscal 2008, primarily due to the seasoning of the retail portfolio and an increase in the proportion of non-collateralized loans and credit card receivables in the retail portfolio. The net non-performing loans in the retail portfolio at year-end fiscal 2008 were 1.8% of net retail assets. Retail non-performing loans constituted 71.6% of total non-performing loans at year-end fiscal 2008 compared to 73.6% at year-end fiscal 2007. At year-end fiscal 2008, net non-performing loans in the non-collateralized retail portfolio were about 6.2% of net non-collateralized retail loans. We sold Rs. 9.3 billion (US$ 232 million) of our net non-performing assets including mortgage loans of Rs. 6.9 billion (US$ 172 million) during fiscal 2008 and Rs. 8.2 billion (US$ 205 million) of our net non-performing assets during fiscal 2007 to Asset Reconstruction Company (India) Limited, a reconstruction company registered with the Reserve Bank of India. As at March 31, 2008, we had an outstanding net investment of Rs. 28.5 billion (US$ 712 million) in security receipts issued by Asset Reconstruction Company (India) Limited (ARCIL) in relation to sales of non-performing assets by us to ARCIL.

The ten largest net non-performing assets were approximately 6.0% of total net non-performing assets at year-end fiscal 2008.

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

We monitor migration of the credit ratings of our borrowers to enable us to take proactive remedial measures to prevent loans from becoming non-performing. We review the industry outlook and analyze the impact of changes in the regulatory and fiscal environment. Our periodic review system helps us to monitor the health of accounts and to take prompt remedial measures.

A substantial portion of our loans to retail customers is also secured by a first and exclusive lien on the assets financed (predominantly property and vehicles). We are entitled in terms of our security documents to repossess security comprising assets such as plant, equipment and vehicles without reference to the courts or tribunals unless a client makes a reference to such courts or tribunals to stay our actions. In respect of our retail loans, we adopt a standardized collection process to ensure prompt action for follow-up on over dues and recovery of defaulted amounts.

The Securitization Act, 2002 has strengthened the ability of lenders to resolve non-performing assets by granting them greater rights as to enforcement of security and recovery of dues from corporate borrowers. The Securitization Act and guidelines issued by the Reserve Bank of India have permitted the setting up of asset reconstruction companies to acquire financial assets by banks and financial institutions. The Reserve Bank of India has issued guidelines to banks on the process to be followed for sale of financial assets to asset reconstruction companies. These guidelines provide that a bank may sell financial assets to an asset reconstruction company provided the asset is a non-performing asset. (See “Supervision and Regulation — Reserve Bank of India Regulations — Regulations relating to Sale of Assets to Asset Reconstruction Companies”).

Our loans have historically been sufficiently over-collateralized so that once collateral is realized we recover a substantial amount of our loan outstanding. However, recoveries may be subject to delays of up to several years, due to the long legal process in India. This leads to delay in enforcement and realization of collateral. We maintain the non-performing assets on our books for as long as the enforcement process is ongoing. Accordingly, a non-performing asset may continue for a long time in our portfolio until the settlement of loan account or realization of collateral, which may be longer than that for the United States banks under similar circumstances.

See also “— Loan portfolio — Collateral — Completion, Perfection and Enforcement”.

Provision for Loan Losses

The following table sets forth, at the dates indicated, movement in our provisions for loan losses for non-performing customer assets.

	At March 31,
	2004		2005		2006		2007		2008		2008
	(in millions)
Aggregate provision for loan losses at the beginning of the year	Rs.	26,922	Rs.	19,829	Rs.	14,606	Rs.	12,009	Rs.	21,745	US$	543
Add: Provisions for loan losses
Consumer loans & credit card receivables(1)		510		4,357		1,938		8,821		14,937		373
Commercial, financial, agricultural and others(2)		3,174		(140)		1,453		2,463		4,210		106
Leasing & related activities		(68)		(11)		(18)		48		95		2
Total provisions for loan losses, net of releases of provisions	Rs.	30,538	Rs.	24,035	Rs.	17,979	Rs.	23,341	Rs.	40,987	US$	1,024
Loans charged-off		(10,709)		(9,429)		(5,970)		(1,596)		(413)		(10)
Aggregate provision for loan losses at the end of the year	Rs.	19,829	Rs.	14,606	Rs.	12,009	Rs.	21,745	Rs.	40,574	US$	1,014
________________
(1)	Includes home loans, automobile loans, commercial business loans, two wheeler loans, personal loans, credit cards and farm equipment.
(2)	Includes project finance, working capital finance, corporate finance and receivables financing, excluding leasing and related activities.

Provision for loan losses for consumer loans and credit cards receivables in fiscal 2006 were net of write-back of provisions Rs. 1.7 billion (US$ 42 million) which were in excess of regulatory requirements. Provision for loan losses increased in fiscal 2008 primarily due to a higher level of specific provisioning on retail loans. The increase in provisioning on retail loans primarily reflects the growth in retail loans, seasoning of the retail loan portfolio and the change in the portfolio mix towards non-collateralized retail loan where credit losses are higher.

Subsidiaries and Joint Ventures

The following table sets forth, certain information relating to our subsidiaries, associates and joint ventures as at March 31, 2008.
Name	Year of formation	Activity	Ownership interest	Total income(1)	Net worth(2)	Total Assets(3)
			(in millions, except percentages)
ICICI Securities Primary Dealership Limited (formerly ICICI Securities Limited) (4)	February 1993	Securities investment, trading and underwriting	100.00%	Rs. 5,172.4	Rs. 4,712.4	Rs. 24,132.8
ICICI Securities Limited (formerly ICICI Brokerage Services Limited)(4)	March 1995	Securities broking & merchant banking	100.00%	7,490.0	1,770.0	9,746.5
ICICI Securities Holdings Inc (4)	June 2000	Holding company	100.00%	0.1	436.3	452.5
ICICI Securities Inc (4)	June 2000	Securities broking	100.00%	51.3	172.2	231.3
ICICI Prudential Life Insurance Company Limited(5)	July 2000	Life Insurance	73.87%	165,253.3	7,915.2	301,462.5
ICICI Lombard General Insurance Company Limited(5)	October 2000	General Insurance	73.83%	19,280.9	10,580.9	37,941.9
ICICI Prudential Asset Management Company Limited (formerly Prudential ICICI Asset Management Company Limited)(5)	June 1993	Asset management company for ICICI Prudential Mutual Fund	50.99%	4,393.1	868.5	2,171.3

Name	Year of formation	Activity	Ownership interest	Total income(1)	Net worth(2)	Total Assets(3)
			(in millions, except percentages)
ICICI Prudential Trust Limited (formerly Prudential ICICI Trust Limited)(5)	June 1993	Trustee company for ICICI Prudential Mutual Fund	50.80%	5.4	8.6	15.1
ICICI Venture Funds Management Company Limited	January 1988	Asset management	100.00%	2,733.0	378.4	3,437.5
ICICI Home Finance Company Limited	May 1999	Housing finance	100.00%	6,347.2	8,891.7	85,473.2
ICICI Trusteeship Services Limited	April 1999	Trusteeship services	100.00%	0.6	2.1	2.4
ICICI Investment Management Company Limited	March 2000	Asset management	100.00%	10.2	134.0	134.5
ICICI International Limited	January 1996	Asset management	100.00%	62.5	51.2	111.9
ICICI Bank UK PLC (formerly ICICI Bank UK Limited)	February 2003	Banking	100.00%	18,975.7	18,650.2	353,338.5
ICICI Bank Canada	September 2003	Banking	100.00%	4,573.5	14,012.4	154,426.7
ICICI Wealth Management Inc	July 2006	Wealth Management	100.00%	1.6	10.0	17.4
ICICI Bank Eurasia LLC	May 1998	Banking	100.00%	1,970.1	2,999.4	25,463.8
TCW/ICICI Investment Partners LLC(6)	April 1995	Asset management	50.00%	0.7	20.5	21.0
TSI Ventures (India) Private Limited(6)	May 2005	Real estate consultancy	50.00%	318.2	88.4	204.5
___________________
(1)   Total income represents gross income from operations and other income.

(2)   Net worth represents share capital/unit capital and reserves and surplus.

(3)   Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances).

(4)
Includes direct and indirect holdings. During fiscal 2008, ICICI Securities Primary Dealership Limited has become a wholly-owned subsidiary of ICICI Bank and ICICI Securities Limited, which was earlier a subsidiary of ICICI Securities Primary Dealership, has become a direct wholly-owned subsidiary of ICICI Bank. ICICI Securities Holdings Inc. which was a wholly-owned subsidiary of ICICI Securities Primary Dealership has become a wholly-owned subsidiary of ICICI Securities Limited. ICICI Securities Inc. is a wholly-owned subsidiary of ICICI Securities Holdings Inc.

(5)
The financial statements of these jointly controlled entities have been consolidated as per AS 21 on “Consolidated Financial Statements” consequent to the limited revision to AS 27 on “Financial Reporting of Interests in Joint Ventures”.

(6)	These entities have been consolidated as per the proportionate consolidation method as prescribed by AS 27 on “Financial Reporting of Interests in Joint ventures”.

The following table sets forth certain information on other significant entities consolidated in our financial statements under Indian GAAP as at March 31, 2008.

Name	Year of formation	Activity	Ownership interest	Total income(1)	Net worth(2)	Total Assets(3)
			(in millions, except percentages)
ICICI Eco-net Internet & Technology Fund	October 2000	Venture capital fund	92.01%	Rs. 1,485.1	Rs. 417.1	Rs. 417.3
ICICI Equity Fund	March 2000	Unregistered venture capital fund	100.00%	439.0	2,739.3	2,741.7
ICICI Emerging Sectors Fund	March 2002	Venture capital fund	99.29%	9,193.9	4,322.3	4,325.3
ICICI Strategic Investments Fund	February 2003	Unregistered venture capital fund	100.00%	95.7	4,449.9	4,450.6
ICICI Kinfra Limited	January 1996	Infrastructure development consultancy	76.02%	4.1	16.0	24.6

Name	Year of formation	Activity	Ownership interest	Total income(1)	Net worth(2)	Total Assets(3)
			(in millions, except percentages)
ICICI West Bengal Infrastructure Development Corporation Limited	December 1995	Infrastructure development consultancy	75.97%	46.5	29.5	54.0
Financial Information Network and Operations Limited(4)	June 2006	Service provider	28.29%	121.9	556.1	724.0
I-Process Services (India) Private Limited(4)	April 2005	Service provider	19.00%	1,032.3	(30.9)	183.9
I-Solutions Providers (India) Private Limited(4)	April 2005	Service provider	19.00%	970.4	0.4	190.6
NIIT Institute of Finance, Banking and Insurance Training Limited(4)	June 2006	Education and training in banking and finance	19.00%	237.5	32.5	121.8
ICICI Venture Value Fund(4)	June 2005	Unregistered venture capital fund	48.01%	52.4	22.1	25.5
__________________
(1)	Total income represents gross income from operations and other income.

(2)	Net worth represents share capital/unit capital (in case of venture capital funds) and reserves and surplus.

(3)	Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances).

(4)	These entities have been consolidated as per the equity method of accounting as prescribed by AS 23 on “Accounting for investments in associates in consolidated financial statements”.

At year-end fiscal 2008, all of our subsidiaries and joint ventures were incorporated in India, except the following eight companies:

•	ICICI Securities Holdings Inc., incorporated in the US;

•	ICICI Securities Inc., incorporated in the US;

•	ICICI Bank UK PLC (formerly ICICI Bank UK Limited), incorporated in the United Kingdom;

•	ICICI Bank Canada, incorporated in Canada;

•	ICICI Wealth Management Inc., incorporated in Canada;

•	ICICI Bank Eurasia Limited Liability Company, incorporated in Russia;

•	ICICI International Limited, incorporated in Mauritius; and

•	TCW/ICICI Investment Partners Limited Liability Company, incorporated in Mauritius.

ICICI Securities Holdings Inc. is a wholly owned subsidiary of ICICI Securities Limited and ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holdings Inc. ICICI Securities Holdings Inc. and ICICI Securities Inc. are consolidated in ICICI Securities’ financial statements. ICICI Wealth Management Inc. is a wholly owned subsidiary of ICICI Bank Canada. ICICI International Limited holds a 50.0% stake in TCW/ICICI Investment Partners.  ICICI Venture Funds Management Company Limited held a 50% stake in TSI Ventures (India) Private Limited. However, subsequent to year-end fiscal 2008, ICICI Venture Fund Management Company divested its shareholding in TSI Ventures (India) Private Limited.

Technology

It is our constant endeavor to be at the forefront of technology deployment in the financial services sector. We strive to use information technology as a strategic tool for our business in a manner that gives us a competitive advantage and improves our overall productivity and efficiency. Our technology initiatives are aimed at maximizing shareholder value by offering enhanced customer convenience and bringing in cost efficiencies. Our focus on technology emphasizes use of:

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

Technology Organization

Our technology setup is aligned to the lines of business with dedicated technology teams for retail, corporate, international and rural business units. These business technology groups are responsible for the day-to-day operations, implementation and maintenance of business IT systems.

There are three specialized technology teams that span horizontally across the technology organization. The Technology Management Group executes the overall technology strategy and ensures adoption of best practices across the organization. The Information Security Group directs activities in the IS domain across the enterprise from an IT security standpoint. The Shared Services Technology Group provides the underlying infrastructure to run technology in ICICI Bank.

Banking Application Software

To support our growing customer base in the retail space, we use state-of-the-art banking systems such as Core Banking, Core Lending and Card Management. These are the engines that power 24x365 availability of banking services across multiple delivery channels. The systems are based on open standards that ensure vendor independence and ensure high degree of scalability.

Electronic and Online Channels

We use a combination of physical and electronic delivery channels to maximize customer choice and convenience, which has helped us differentiate our products in the marketplace. Reliance on web-based, lean systems has enabled us to transform our branches outside the United States of America into an integrated channel of service delivery.

We have augmented our traditional channels of branch, internet & ATM banking, point of sale, call centre and interactive voice response with offerings on cellular phones and in the self-service mode. Our Internet banking user base has been growing rapidly. We offer mobile banking services in India in line with our strategy to offer multi-channel access to our customers. This service has now been extended to all mobile telephone service providers across India and non-resident Indian customers in certain other countries where we have presence.

From April 2009 onwards, the customer will be able to transact using debit card on any ATM in India of any bank without having to pay a transaction fee.

High-Speed Electronic Communications Infrastructure

We have a nationwide data communications network linking all our channels and offices. The network backbone is based on multi protocol label switching (MPLS) technology. The various nodes are linked using a mix of dedicated leased lines and satellite links to provide for reach and redundancy, which is imperative in a vast country like India. The communications network is monitored 24 hours a day using advanced network management software.

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

We have centralized the treasury systems of all our international branches and subsidiaries in our domestic data centre. As a result, all transaction processing and application management happens out of India.

Customer Relationship Management

We have implemented an enterprise-wide customer relationship management solution for automation of customer services in all key business verticals. The solution helps in tracking and timely resolution of various customer services requests. The solution can be accessed at branches, call centres and through the Internet.

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

Data center and disaster recovery system

While our primary data center is located in Mumbai, a separate disaster recovery data center has been set up in another city and is connected to the main data center in Mumbai. The disaster recovery data center can host critical banking applications in the event of a disaster at the primary site. We have developed a business continuity plan for the Bank (including overseas units), which would help facilitate continuity of critical businesses in the event of a disaster. These plans are tested periodically under live or simulated scenarios. These plans have been prepared in line with the guidelines issued by the Reserve Bank of India as well as those of foreign territories where the Bank has a presence and have been approved by our board of directors.

Competition

We face competition in all our principal areas of business from Indian and foreign commercial banks, housing finance companies, mutual funds and investment banks. ICICI Bank is the largest private sector bank in India and the second largest bank among all banks in the country, in terms of total assets, with total assets (standalone) of Rs. 3,998.0 billion (US$ 99.9 billion) at year-end fiscal 2008. We seek to gain competitive advantage over our competitors by offering innovative products and services, use of technology, building customer relationships and developing a team of highly motivated and skilled employees. We evaluate our competitive position separately in respect of our products and services for retail and corporate customers.

Commercial banking products and services for retail customers

In the retail markets, competition is primarily from Indian commercial banks and housing finance companies. Foreign banks have product and delivery capabilities but are likely to focus on limited customer segments and geographical locations since they have a smaller branch network than Indian commercial banks. Foreign banks in aggregate had only 260 branches in India at the end of March 2008. Indian commercial banks have wide distribution networks but several of them have relatively less strong technology and marketing capabilities. We seek to compete in this market through a full product portfolio, effective distribution channels, which include agents, robust credit processes and collection mechanisms, experienced professionals and superior technology.

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

Commercial banking products and services for corporate customers

In products and services for corporate customers, we face strong competition primarily from public sector banks, foreign banks and certain private sector banks. Our principal competition in working capital products and services comes from public sector banks, which have built extensive branch networks that have enabled them to raise low-cost deposits and, as a result, price their loans and fee-based services very competitively. Their wide geographical reach facilitates the delivery of banking products to their corporate customers located in most parts of the country. We have been able, however, to compete effectively because of our efficient service and prompt turnaround times. We seek to compete with the large branch networks of the public sector banks through our multi-channel distribution approach and technology-driven delivery capabilities.

Traditionally, foreign banks have been active in providing trade finance, fee-based services and other short-term financing products to top tier Indian corporations. We effectively compete with foreign banks in cross-border trade finance as a result of our wider geographical reach relative to foreign banks and our customized trade financing solutions. We have established strong fee-based cash management services and compete with foreign banks due to our technological edge. We compete with foreign banks in our foreign currency lending and syndication business. Foreign banks have an advantage due to their larger balance sheets and global presence. We seek to compete with them by leveraging our strong corporate relationships and understanding of Indian credit.

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

Commercial banking products and services for international customers

Our international strategy has generally focused on India-linked opportunities. In our international operations, we face competition from Indian public sector banks with overseas operations, foreign banks with products and services targeted at non-resident Indians and Indian businesses and other service providers like remittance services. We are seeking to position ourselves as an Indian bank offering globally-benchmarked products and services with an extensive distribution network in India to gain competitive advantage. We seek to leverage our technology capabilities developed in our domestic businesses to offer convenience and efficient services to our international customers. We also seek to leverage our strong relationships with Indian corporates in our international business.

Commercial banking products and services for agriculture and rural customers

In our commercial banking operations for agricultural and rural customers, we face competition from public sector banks that have large branch networks in rural India. Other private sector banks and non-bank finance companies also provide products and services in rural India. We seek to compete in this business based on our comprehensive product strategy and multiple channels.

Insurance and asset management

Our insurance and asset management joint ventures face competition from existing dominant public sector players as well as new private sector players. We believe that the key competitive strength of our insurance joint ventures is the combination of our experience in the Indian financial services industry with the global experience and skills of our joint venture partners. We believe that ICICI Prudential Life Insurance, ICICI Lombard General Insurance and ICICI Prudential Asset Management have built strong product, distribution and risk management capabilities, achieving market leadership positions in their respective businesses. According to data published by the Insurance Regulatory and Development Authority of India, ICICI Prudential Life Insurance had a retail market share of 25.2% in new business written (on weighted received premium basis) by private sector life insurance companies during fiscal 2008. ICICI Lombard General Insurance had a market share of 29.8% in gross written premium among the private sector general insurance companies during fiscal 2008. According to data published by the Association of Mutual Funds in India, ICICI Prudential Asset Management Company was among the two largest mutual funds in India in terms of average funds under management for March 2008 with a market share of 10.2%.

Employees

At year-end fiscal 2008, we had 84,314 employees, compared to 61,697 employees at year-end fiscal 2007 and 41,871 employees at year-end fiscal 2006. Of these, 40,686 employees were employed by ICICI Bank, an increase from 33,321 at year-end fiscal 2007 and 25,384 at year-end fiscal 2006. Of our 84,314 employees at year-end fiscal 2008, approximately 33,988 were professionally qualified, holding degrees in management, accountancy, engineering, law, computer science, economics or banking. Management believes that it has good relationships with its employees.

We dedicate a significant amount of senior management time to ensuring that employees remain highly motivated and perceive the organization as a place where opportunities abound, innovation is fuelled, teamwork is valued and success is rewarded. Employee compensation is clearly tied to performance and we encourage the involvement of our employees in our overall performance and profitability through profit sharing incentive schemes based on our financial results. A performance appraisal system has been implemented to assist management in career development and succession planning.

ICICI Bank has an employee stock option scheme to encourage and retain high performing employees. Pursuant to the employee stock option scheme as amended by the Scheme of Amalgamation and further amended in September 2004, upto 5.0% of the aggregate of our issued equity shares at the time of grant of the stock options can be allocated under the employee stock option scheme. The stock option entitles eligible employees to apply for equity shares. The grant of stock options is approved by ICICI Bank’s board of directors on the recommendations of the Board Governance and Remuneration Committee. The eligibility of each employee is determined based on an evaluation of the employee including employee’s work performance, technical knowledge and leadership qualities. See also “Management — Compensation and Benefits to Directors and Officers — Employee Stock Option Scheme.”

ICICI Bank has training centers, where various training programs designed to meet the changing skill requirements of its employees are conducted. These training programs include orientation sessions for new employees and management development programs for mid-level and senior executives. The training centers regularly offer courses conducted by faculty, both national and international, drawn from industry, academia and ICICI Bank’s own organization. Training programs are also conducted for developing functional as well as managerial skills. Products and operations training are also conducted through web-based training modules.

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

	At March 31,
	2006		2007		2008
	Number	% to total	Number	% to total	Number	% to total
ICICI Bank Limited	25,384	60.6%	33,321	54.0%	40,686	48.3%
ICICI Prudential Life Insurance Company Limited	7,704	18.4	16,317	26.4	28,966	34.4
ICICI Lombard General Insurance Company Limited	2,283	5.5	4,770	7.7	5,570	6.6
ICICI Home Finance Company Limited	5,605	13.4	6,149	10.0	4,818	5.7
ICICI Prudential Asset Management Company Limited	316	0.8	401	0.7	699	0.8
ICICI Securities Limited	188	0.4	214	0.3	2,719	3.2
ICICI Securities Primary Dealership Limited	-	-	-	-	69	0.1
Others	391	0.9	525	0.9	787	0.9
Total number of employees	41,871	100.0%	61,697	100.0%	84,314	100.0%
In addition to above, ICICI Bank has employed sales executives on renewal service contracts. At year-end fiscal 2008, we had 21,456 such employees, compared to 9,546 employees at year-end fiscal 2007 and 6,929 employees at year-end fiscal 2006.

Properties

Our registered office is located at Landmark, Race Course Circle, Vadodara 390 007, Gujarat, India. Our corporate headquarters is located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, India.

ICICI Bank had a principal network consisting of 1,255 branches, 7 extension counters and 3,881 ATMs at year-end fiscal 2008. As of August 31, 2008 we had a network of 1,396 branches. These facilities are located throughout India. 132 of these facilities are located on properties owned by us, while the remaining facilities are located on leased properties. In addition to the branches, extension counters and ATMs, ICICI Bank has 22 controlling/administrative offices including the registered office at Vadodara and the corporate headquarters at Mumbai, 48 regional processing centers in various cities and one central processing center at Mumbai. The Bank has a branch each in Bahrain, Dubai, Hong Kong, Qatar, Singapore, Sri Lanka and the United States and one representative office each in Bangladesh, China, Indonesia, Malaysia, South Africa, Thailand and the United Arab Emirates. ICICI Bank also provides residential and holiday home facilities to employees at subsidized rates. ICICI Bank has 793 apartments for its employees.

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

See also “Risk Factors – Risks Relating to Our Business – We are subject to legal and regulatory risk which may adversely affect our business and the price of our equity shares and ADSs.”, “– We have experienced rapid international growth in the last three years which has increased the complexity of the risks that we face,” “– There is operational risk associated with our industry which, when realized, may have an adverse impact on our business”.

At year-end fiscal 2008, we had been assessed an aggregate of Rs. 40.8 billion (US$ 1.0 billion) in excess of the provision made in our accounts, in income tax, interest tax, wealth tax, service tax and sales tax demands for past years by the government of India’s tax authorities. We have appealed each of these tax demands. Based on consultation with counsel and favorable decisions in our own or other cases as set out below, management believes that the tax authorities are not likely to be able to substantiate their income tax, interest tax, wealth tax, service tax and sales tax assessment and accordingly we have not provided for these tax demands at year-end fiscal 2008.

•
We have received favorable decisions from the appellate authorities with respect to Rs. 721 million (US$ 18 million) of the assessment. The income tax authorities have appealed these decisions to higher appellate authorities and the appeals are pending adjudication.

•
In our appeal of the assessment of sales tax aggregating to Rs. 517 million (US$ 13 million), we are relying on a favorable decision of the Supreme Court of India in respect of a writ petition filed by us and facts of the case.

•
In our appeal of the assessments of income tax, interest tax and wealth tax aggregating to Rs.39.6 billion (US$ 990 million), we are relying on favorable precedent decisions of the appellate court and expert opinions.

Of the Rs. 40.8 billion (US$ 1.0 billion), Rs. 11.1 billion (US$ 277 million) relates to the disallowance of depreciation claim on leased assets. This is an industry-wide issue involving multiple litigations across the country. In respect of depreciation claimed by us for fiscal 1993 on two sale and lease back transactions, the Income Tax Appellate Tribunal, Mumbai held in August 2003 that these transactions were tax planning tools and no depreciation was allowable. As the Income Tax Appellate Tribunal’s decision is based on the facts of two specific transactions, we believe that the Income Tax Appellate Tribunal’s decision will not have an adverse tax impact on other sale and lease back transactions entered into by us. The tax impact of this decision is Rs. 189 million (US$ 5 million). After the Tribunal decision, the Supreme Court has held in another matter not involving us, that tax planning is valid if within the four corners of the law. Following the decision of Supreme Court, two High Courts have held that depreciation should be allowed to the lessor on sale and lease back transactions. We have filed an appeal before the High Court against the adverse Tribunal judgment which has been admitted. Moreover, the lease agreements provide for variation in the lease rental to offset any loss of depreciation benefit to us. In a subsequent judgment in a matter involving us, the Income Tax Appellate Tribunal, Mumbai has held that the lease transactions are genuine and the lessor cannot be denied depreciation merely on suspicion or conjunctures and has allowed depreciation on all finance leases including sale and lease back transactions.

Of the balance, Rs. 14.2 billion (US$ 355 million) relates to bad debts written off. Bad debts written off as irrecoverable by the Bank have been disallowed by the tax authorities on the ground that we have not established that the debts written off during the year are irrecoverable. We have filed appeals which are pending adjudication. However, in recent judgments for fiscal 2000, 2001 and 2002, the appellate authorities have allowed the claim of bad debts on the ground that after the amendment to Section 36(1) (vii) of the Income Tax Act, 1961 with effect from April 1, 1989, it is not obligatory on the part of the assessee to prove that the debts written-off are bad and it shall suffice if the assessee writes off its bad debts as irrecoverable in the accounts during the said year.

Accordingly, we have not provided for this tax demand but have disclosed it as a contingent liability in the financial statements.

At September 25, 2008, there were 36 litigations (each involving a claim of Rs. 10 million (US$ 249,875) and more against us, in the aggregate amount of approximately Rs. 90.0 billion (US$ 2.2 billion) (to the extent quantifiable and including amounts claimed jointly and severally from ICICI Bank and other parties). At September 25, 2008, twenty seven litigations were pending against our directors in an aggregate amount of approximately Rs.35 million (US$ 874,562) (to the extent quantifiable). There were four litigations where amounts claimed from us are Rs. 1.0 billion (US$ 25 million) or higher:

•
We filed a recovery application against Mardia Chemicals Limited and its guarantors before the Debt Recovery Tribunal, Mumbai for recovery of Rs. 1.4 billion (US$ 35 million). In response, Mardia Chemicals Limited filed a counterclaim of Rs. 56.3 billion (US$ 1.4 billion) against us. We have filed an affidavit in this matter for rejection of the counterclaim. Meanwhile, Mardia Chemicals Limited was ordered to be liquidated. We have filed a motion for dismissal of the counterclaim pursuant to an order of  the City Civil Court, Ahmedabad rejecting a suit filed by Mardia Chemicals against the directors of ICICI Bank arising out of the same cause of action. This motion is now fixed for hearing on October 07, 2008.

•
The promoters of Mardia Chemicals Limited, in their capacity as guarantors, filed a suit against us before the City Civil Court at Ahmedabad, for damages amounting to Rs. 20.8 billion (US$ 520 million). We filed applications for dismissal of the suit and have submitted that the suit should be tried before the Debt Recovery Tribunal. The Court by its order dated January 10, 2008, directed the guarantors of Mardia Chemicals Limited to approach the Debt Recovery Tribunal, Mumbai following which the promoters of Mardia Chemicals Limited have filed an appeal before the High Court of Gujarat at Ahmedabad which will come up for hearing shortly.

•
In 2002, we filed a suit before the Debt Recovery Tribunal, Ahmedabad against Gujarat Telephone Cables Limited for recovery of term loans, debentures and working capital finance provided by us. We sold our exposure to Asset Reconstruction Company (India) Limited in 2004. The borrower has filed a suit in the Civil Court claiming damages of Rs. 10.0 billion (US$ 250 million) jointly and severally from State Bank of India, Bank of Baroda, United Western Bank, Axis Bank, Bank of India, Asset Reconstruction Company (India) Limited and us. We have filed an application for rejection of the plaint, to which Gujarat Telephone Cables Limited has filed its reply. ICICI Bank has filed its rejoinder and the matter is coming up for hearing on October 15, 2008.

•
In 1999, ICICI filed a suit in the Debt Recovery Tribunal, Delhi against Esslon Synthetics Limited and its Managing Director (in his capacity as guarantor) for recovery of amounts totaling Rs. 169 million (US$ 4 million) due from Esslon Synthetics. In May 2001, the guarantor filed a counter-claim for an amount of Rs. 1.0 billion (US$ 25 million) against ICICI and other lenders who had extended financial assistance to Esslon Synthetics on the grounds that he had been coerced by officers of the lenders into signing an agreement between LML Limited, Esslon Synthetics and the lenders on account of which he suffered, among other things, loss of business. Esslon Synthetics Limited has filed an application to amend the counterclaim in January 2004. ICICI Bank has filed its reply to the application for amendment. The application has been partly heard and is listed for further arguments on November 5, 2008.

Management believes, based on consultation with counsel, that the legal proceedings instituted by each of Mardia Chemicals Limited, Guarantors of Mardia Chemicals, Gujarat Telephone Cables Limited and Esslon Synthetics Limited against us are frivolous and untenable and their ultimate resolution will not have a material adverse effect on our results of operations, financial condition or liquidity. Based on a review of other litigations with the legal counsel, management also believes that the outcome of such other matters will also not have a material adverse effect on our financial position, results of operations and cash flows.

The Securities and Futures Commission of Hong Kong had filed charges against us for carrying on the business of dealing in securities in Hong Kong between June 15, 2004 and March 8, 2006, without having a license to do so. We accepted the charges without contesting and had submitted our mitigation statement to the Court. The Eastern Magistrate's Court, Hong Kong, consequently fined ICICI Bank a sum of HKD 40,000 and ordered ICICI Bank to further reimburse prosecution costs of HKD 54,860 to the Securities and Futures Commission of Hong Kong. The contravention was limited to a small segment of the branch's business in Hong Kong and has not resulted in any loss either to ICICI Bank's customers or to ICICI Bank. ICICI Bank has, based on the findings of an internal review conducted upon the discovery of this incident in April 2006, taken appropriate staff accountability actions against the relevant staff whose conduct resulted in the contravention. ICICI Bank has since implemented significant measures to strengthen the compliance, monitoring and control functions at the Hong Kong Branch which included bringing in a new management team.

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

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

Pursuant to the issuance and listing of our securities in the United States under registration statements filed with the United States Securities and Exchange Commission, we file annual reports on Form 20-F which must include financial statements prepared under generally accepted accounting principles in the United States (US GAAP) or financial statements prepared according to a comprehensive body of accounting principles with a reconciliation of net income and stockholders’ equity to US GAAP. When we first listed our securities in the United States, Indian GAAP was not considered a comprehensive body of accounting principles under the United States securities laws and regulations. Accordingly, our annual reports on Form 20-F for fiscal years 2000 through 2005 have included US GAAP financial statements. However, pursuant to a significant expansion of Indian accounting standards, Indian GAAP has subsequently been considered to constitute a comprehensive body of accounting principles. Accordingly, beginning fiscal 2006, we have included in our annual report on Form 20-F, consolidated financial statements prepared according to Indian GAAP, which varies in certain respects from US GAAP.  The following discussion is based on our audited consolidated financial statements and accompanying notes prepared in accordance with Indian GAAP. For a reconciliation of net income and stockholders' equity to US GAAP, a description of significant differences between Indian GAAP and US GAAP and certain additional information required under US GAAP, see notes 22 to our consolidated financial statements included in this annual report. For selected financial data in accordance with US GAAP see “Selected Financial Data in accordance with US GAAP.”

The following tables set forth our summary financial and operating data on a consolidated basis. The summary data for fiscal 2004 through fiscal 2008 have been derived from our consolidated financial statements. Certain reclassifications have been made in the financial statements for prior years to conform to classifications used in the current year. These changes have no impact on previously reported results of operations or stockholders’ equity. The accounting and reporting policies used in the preparation of our financial statements reflect general industry practices and conform with Indian GAAP, including the Accounting Standards issued by the Institute of Chartered Accountants of India and guidelines issued by the Reserve Bank of India, the Insurance Regulatory and Development Authority and the National Housing Bank as applicable to ICICI Bank and specific subsidiaries and joint ventures.

The consolidated financial statements for fiscal 2004, 2005 and 2006 were audited by S.R. Batliboi & Co., Chartered Accountants, and for fiscal 2007 and 2008 by BSR & Co. Chartered Accountants, under auditing standards issued by the Institute of Chartered Accountants of India. The consolidated financial statements for fiscal 2006, 2007 and 2008 have also been audited by KPMG, an independent registered public accounting firm in India, in accordance with the auditing standards of the United States Public Company Accounting Oversight Board. Our Indian GAAP financial statements along with the reconciliation of net profit and stockholders’ equity to US GAAP, including the notes to these financial statements, audited by KPMG are set forth at the end of this annual report.

Our annual report prepared and distributed to our shareholders under Indian law and regulations include consolidated along with unconsolidated Indian GAAP financial statements and analysis of our results of operations and financial condition based on unconsolidated Indian GAAP financial statements.

You should read the following data with the more detailed information contained in “Operating and Financial Review and Prospects” and our consolidated financial statements. Historical results do not necessarily predict our results in the future.

Operating Results Data

The following table sets forth, for the periods indicated, our operating results data.

	Year ended March 31,
	2004		2005		2006		2007		2008		2008(1)
	(in millions, except per common share data)
Selected income statement data:
Interest income(2) (3) (4)	Rs.	95,506	Rs.	99,264	Rs.	143,335	Rs.	240,026	Rs.	340,950	US$	8,519
Interest expense		(71,677)		(68,044)		(101,015)		(176,757)		(257,670)		(6,439)
Net interest income		23,829		31,220		42,320		63,269		83,280		2,080
Non-interest income(4)		42,841		65,295		102,820		173,612		259,581		6,486
Total income		66,670		96,515		145,140		236,881		342,861		8,566
Non-interest expenses:
Operating expenses (5)		(24,149)		(32,776)		(47,626)		(79,289)		(110,070)		(2,750)
Direct marketing agency expenses		(6,154)		(8,755)		(11,911)		(15,602)		(15,750)		(394)
Depreciation on leased assets		(2,805)		(2,975)		(2,771)		(1,883)		(1,821)		(45)
Expenses pertaining to insurance business(6)		(9,200)		(26,361)		(43,389)		(83,358)		(142,793)		(3,568)
Total non-interest expenses		(42,308)		(70,867)		(105,697)		(180,132)		(270,434)		(6,757)
Operating profit before provisions		24,362		25,648		39,443		56,749		72,427		1,809
Provisions and contingencies		(5,168)		(1,864)		(8,455)		(22,774)		(30,178)		(754)
Profit before tax		19,194		23,784		30,988		33,975		42,249		1,055
Provision for tax		(3,398)		(5,684)		(6,998)		(7,641)		(11,097)		(277)
Profit after tax		15,796		18,100		23,990		26,334		31,152		778
Minority interest		8		423		211		1,272		2,830		71
Net profit		15,804		18,523		24,201		27,606		33,982		849

Per common share:
Earnings per share-basic(7)	Rs.	25.73	Rs.	25.45	Rs.	30.96	Rs.	30.92	Rs.	32.19	US$	0.80
Earnings per share-diluted(8)		25.52		25.25		30.64		30.75		32.00		0.80
Dividends per share(9)		7.50		8.50		8.50		10.00		11.00		0.27
Book value		115.16		162.63		242.75		256.72		385.73		9.64
Equity shares outstanding at the end of the period (in millions of equity shares)		616		737		890		899		1,113
Weighted average equity shares outstanding - basic (in millions of equity shares)		614		728		782		893		1,056
Weighted average equity shares outstanding – diluted (in millions of equity shares)		619		734		790		898		1,062
_________________
(1)	Rupee amounts for fiscal 2008 have been translated into US dollars using the noon buying rate of Rs. 40.02 = US$ 1.00 in effect on March 31, 2008.

(2)
Interest income includes interest on rupee and foreign currency loans and advances (including bills) and hire purchase receivables and gains on sell-down of loans. Commission paid to direct marketing agents / dealers for origination of retail automobile loans which was being reduced from “Interest Income” up to fiscal 2006 has been reclassified to “Direct marketing agency expenses”. This reclassification also impacts the reported net interest income, net interest margin and spread. Prior period figures have been reclassified to conform to the current classification.

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

(4)
As per general clarification from the Reserve Bank of India dated July 11, 2007 on  circular  DBOD.BP.BC.87/21.04.141/2006-07 dated April 20, 2007, we have deducted from interest income on investments the amortization of premium on government securities, which was earlier included in “Profit/(Loss) on revaluation of investments (net)” in “Non-interest income”. This reclassification also impacts the reported net interest income, net interest margin and spread.  Prior period figures have been reclassified to conform to the current classification.

(5)
Operating expenses for fiscal years 2004 to 2008 include Rs. 384 million (US$ 10 million) in each year on account of amortization of expenses related to our early retirement option scheme over a period of five years as approved by the Reserve Bank of India.

(6)	The amount of premium ceded on re-insurance has been reclassified from expenses pertaining to insurance business and netted off from non-interest income.

(7)	Represents net profit/ (loss) before dilutive impact.

(8)
Represents net profit/ (loss) adjusted for full dilution. Options to purchase 1,098,225; 5,000; 123,500 and 40,000 equity shares granted to employees at a weighted average exercise price of Rs. 266.6, Rs. 569.6, Rs. 849.2 and Rs. 1,135.3 were outstanding in fiscal 2004, 2006, 2007 and 2008 respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares during the period.

(9)
In India, dividends for a fiscal year are normally declared and paid in the following year. We declared a dividend of Rs. 7.50 per equity share for fiscal 2004, which was paid out in fiscal 2005. We declared a dividend of Rs. 8.50 per equity share for each of fiscal years 2005 and 2006, which were paid out in fiscal 2006 and fiscal 2007 respectively. For fiscal 2007, we declared dividend of Rs. 10.00 per equity share, which was paid out in fiscal 2008. We declared a dividend of Rs. 11.00 (US$ 0.27) per equity share for fiscal 2008 which was paid out in fiscal 2009. The dividend per equity share shown above is based on the total amount of dividends declared for the year, exclusive of dividend tax.

The following table sets forth, for the periods indicated, selected income statement data expressed as a percentage of average total assets for the respective period.

	Year ended March 31,
	2004	2005	2006	2007	2008
Selected income statement data:
Interest income	8.13%	6.76%	6.61%	7.38%	7.82%
Interest expense	(6.10)	(4.63)	(4.66)	(5.44)	(5.91)
Net interest income	2.03	2.13	1.95	1.94	1.91
Non-interest income	3.65	4.44	4.75	5.34	5.95
Total income	5.68	6.57	6.70	7.28	7.86
Operating expenses	(2.06)	(2.24)	(2.20)	(2.44)	(2.53)
Direct marketing agency expenses	(0.52)	(0.60)	(0.56)	(0.48)	(0.36)
Depreciation on leased assets	(0.24)	(0.20)	(0.13)	(0.06)	(0.04)
Expenses pertaining to insurance business	(0.78)	(1.79)	(2.00)	(2.56)	(3.27)
Non-interest expenses	(3.60)	(4.83)	(4.89)	(5.54)	(6.20)
Operating profit before provisions	2.08	1.74	1.81	1.74	1.66
Provisions and contingencies	(0.44)	(0.13)	(0.39)	(0.70)	(0.69)
Profit before tax	1.64	1.61	1.42	1.04	0.97
Provision for tax	(0.29)	(0.39)	(0.32)	(0.24)	(0.25)
Profit after tax	1.35	1.22	1.10	0.80	0.72
Minority interest	0.00	0.03	0.01	0.04	0.06
Net profit	1.35%	1.25%	1.11%	0.84%	0.78%

	At or for the year ended March 31,
	2004		2005		2006		2007		2008		2008(1)
	(in millions, except percentages)
Selected balance sheet data:
Total assets	Rs.	1,307,476	Rs.	1,784,337	Rs.	2,772,296	Rs.	3,943,347	Rs.	4,856,166	US$	121,343
Investments		462,675		546,516		840,139		1,206,167		1,600,468		39,992
Advances, net		649,479		964,100		1,562,603		2,113,994		2,514,017		62,819

Non-performing customer assets (gross)(2)		40,821		34,973		23,086		42,557		77,963		1,948
Total liabilities		1,226,417		1,658,095		2,546,378		3,700,197		4,405,444		110,081
Deposits		680,787		1,011,086		1,724,510		2,486,136		2,769,832		69,211
Borrowings		349,581		383,690		450,000		616,595		845,661		21,131
Preference share capital		3,500		3,500		3,500		3,500		3,500		87
Equity share capital		6,164		7,368		8,898		8,993		11,127		278
Reserves and surplus		71,395		115,374		213,520		230,657		436,095		10,897
Period average(3)
Total assets		1,174,541		1,469,378		2,166,897		3,250,679		4,361,168		108,975
Interest-earning assets		985,744		1,217,707		1,806,601		2,728,531		3,627,575		90,644
Advances, net		577,138		763,729		1,200,315		1,763,886		2,284,649		57,088
Total liabilities(4)		1,097,546		1,355,468		2,001,177		3,015,189		3,990,867		99,722
Interest-bearing liabilities		1,012,604		1,221,302		1,795,244		2,707,456		3,503,057		87,533
Borrowings		448,092		452,777		540,465		692,462		964,858		24,109
Stockholders’ equity		73,495		110,410		162,220		231,990		366,802		9,615
Profitability:
Net profit as a percentage of:
Average total assets		1.35%		1.25%		1.11%		0.84%		0.78%
Average stockholder’s equity		21.50		16.78		14.92		11.90		9.26
Dividend payout ratio(5)		34.85		33.97		31.33		32.91		36.13
Spread (6)		2.61		2.58		2.31		2.27		2.04
Net interest margin(7)		2.42		2.56		2.34		2.32		2.30
Cost-to-income ratio(8)		37.80		35.04		33.45		33.74		32.27
Cost-to-average assets ratio(9)		2.06		2.23		2.20		2.44		2.52

	At or for the year ended March 31,
	2004	2005	2006	2007	2008	2008(1)
	(in millions, except percentages)
Capital(10):
Average stockholders’ equity as a percentage of average total assets	6.26%	7.51%	7.49%	7.14%	8.41%
Average stockholders’ equity (including preference share capital) as a percentage of average total assets	6.56	7.75	7.65	7.24	8.49
Asset quality:
Net restructured assets as a percentage of net customer assets	9.00%	6.08%	3.28%	2.21%	1.77%
Net non-performing assets as a percentage of net customer assets	2.78	1.95	0.67	0.92	1.36
Provision on restructured assets as a percentage of gross restructured assets	12.15	4.56	4.16	3.14	3.25
Provision on non-performing assets as a percentage of gross non-performing assets	49.81	42.58	53.19	52.28	53.91
Provision as a percentage of gross customer assets(11)	5.25	2.11	1.31	1.71	2.20
_________________
(1)	Rupee amounts at March 31, 2008 have been translated into US dollars using the noon buying rate of Rs. 40.02 = US$ 1.00 in effect at March 31, 2008.

(2)	Includes suspended interest and claims received from Export Credit Guarantee Corporation of India/Deposit Insurance Credit Guarantee Corporation on working capital loans.

(3)
For fiscal years 2004 through 2008, the average balances are the average of quarterly balances outstanding at the end of March of the previous fiscal year and the end of June, September, December and March of that fiscal year.

(4)	Represents the average of the quarterly balance of total liabilities and minority interest.

(5)	Represents the ratio of total dividends paid on equity share capital, exclusive of dividend distribution tax, as a percentage of net income.

(6)
Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest income to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities.

(7)
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

(8)
Represents the ratio of non-interest expense (excluding direct marketing agency expenses, lease depreciation and expenses pertaining to insurance business) to the sum of net interest income and non-interest income (net of lease depreciation).

(9)	Represents the ratio of non-interest expense (excluding direct marketing agency expenses, lease depreciation and expenses pertaining to insurance business) to average total assets.

(10)
ICICI Bank’s capital adequacy is computed in accordance with the Basel ll norms stipulated by the Reserve Bank of India and is based on unconsolidated financial statements prepared in accordance with Indian GAAP. At March 31, 2008, ICICI Bank’s total capital adequacy ratio was 13.97% with a Tier I capital adequacy ratio of 11.76% and a Tier II capital adequacy ratio of  2.20%.

(11)	Includes general provision on standard assets.

Selected Financial Data in accordance with US GAAP

The following table sets forth, certain selected financial data under generally accepted accounting principles adopted in the United States.

	At or for the year ended March 31,
	2004		2005		2006		2007		2008		2008(1)
	(in millions)
Net income/(loss)	Rs.	5,219	Rs.	8,530	Rs.	20,040	Rs.	31,271	Rs.	33,111	US$	827
Total assets		1,409,131		1,863,447		2,817,328		3,995,402		4,993,632		124,778
Stockholders’ equity		94,525		127,996		218,647		240,980		464,755		11,613
Other comprehensive income/(loss)		4,741		3,289		522		(3,241)		(4,611)		(115)
Per equity share
Net income/(loss) from continuing operation-basic(2)		8.50		11.72		25.64		35.02		31.37		0.78
Net income/(loss) from continuing operation-diluted(3)		8.43		11.60		25.34		34.79		30.87		0.77
Dividend(4)	Rs.	7.50	Rs.	7.50	Rs.	8.50	Rs.	8.50	Rs.	10.00	US$	0.25
_______________
(1)	Rupee amounts for fiscal 2008 have been translated into US dollars using the noon buying rate of Rs. 40.02 = US$ 1.00 in effect on March 31, 2008.

(2)	Represents net income/ (loss) before dilutive impact.

(3)
Represents net profit/ (loss) adjusted for full dilution. Options to purchase 1,098,225; 5,000; 123,500 and 40,000 equity shares granted to employees at a weighted average exercise price of Rs. 266.6, Rs. 569.6, Rs. 849.2 and Rs. 1,135.3 were outstanding in fiscal 2004, 2006, 2007 and 2008 respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares during the period.

(4)
In India, dividends for a fiscal year are normally declared and paid in the following year. We declared a dividend of Rs. 7.50 per equity share for fiscal 2004, which was paid out in fiscal 2005. We declared a dividend of Rs. 8.50 per equity share for each of fiscal years 2005 and 2006, which were paid out in fiscal 2006 and fiscal 2007 respectively. For fiscal 2007, we declared dividend of Rs. 10.00 per equity share, which was paid out in fiscal 2008. We have declared a dividend of Rs. 11.00 (US$ 0.27) per equity share for fiscal 2008 which was paid out in fiscal 2009. The dividend per equity share shown above is based on the total amount of dividends paid out on equity shares during the year, exclusive of dividend tax. This was different from the dividend declared for the year. In US$, the dividend paid was US$ 0.25 per equity share for fiscal 2008.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements. The following discussion is based on our audited consolidated financial statements and accompanying notes prepared in accordance with Indian GAAP, which varies in certain significant respects from US GAAP. For a reconciliation of net income and stockholders’ equity to US GAAP, a description of significant differences between Indian GAAP and US GAAP and certain additional information required under US GAAP, see notes 22 to our consolidated financial statements included herein.

Introduction

Our loan portfolio, financial condition and results of operations have been and, in the future, are expected to be influenced by economic conditions in India, global developments such as commodities prices affecting the business activities of our corporate customers, conditions in global financial markets and economic conditions in the United States and other countries where we have a significant presence. For ease of understanding the following discussion of our results of operations, you should consider these macroeconomic factors, the description of certain major events affecting our results and financial condition and other key factors.

Indian Economy

India has had an average GDP growth rate of around 9.3% in fiscal years 2006, 2007 and 2008. GDP growth was 9.4% in fiscal 2006, 9.6% in fiscal 2007 and 9.0% in fiscal 2008. The continued momentum in growth has been primarily due to the sustained growth of the services and industrial sectors. The agricultural sector, which had registered growth of 6.0% in fiscal 2006, grew by 2.7% in fiscal 2007 and by 4.5% in fiscal 2008. The industrial sector grew by 8.0% in fiscal 2006 and 11.0% in fiscal 2007. During fiscal 2008 the industrial sector grew by 8.1%. The services sector grew by 10.3% in fiscal 2006 and 11.0% in fiscal 2007. The services sector registered growth of 10.7% during fiscal 2008. During the quarter ended June 30, 2008, the Indian economy registered growth of 7.9%, with the agricultural, industrial and service sectors growing by 3.0%, 5.2% and 10.2%, respectively.

Since fiscal 2006 there has been an increase in inflationary trends in India. The average annual rate of inflation measured by the Wholesale Price Index was 4.5% in fiscal 2006 and 5.4% in fiscal 2007. While the annual average rate of inflation in fiscal 2008 was 4.5%, inflation measured on a year-on–year basis was 7.7% at year-end fiscal 2008. Subsequent to fiscal 2008, inflation on a year-on-year basis has further increased to its current level of over 12.0%. The increase in inflation has primarily been due to the increase in prices of primary articles as well as the volatility in oil prices. See also “Risk Factors — Risks Relating to India — A significant increase in the price of crude oil could adversely affect the Indian economy, which could adversely affect our business”. In its first quarter review of the annual policy statement for fiscal 2009 issued on July 29, 2008, the Reserve Bank of India forecast GDP growth for fiscal 2009 at around 8.0% and inflation at year-end fiscal 2009 at about 7.0%. The Reserve Bank of India’s medium-term policy objective is to contain inflation to around 3.0% over the medium term.

During fiscal 2008, the Indian rupee appreciated by 7.1% against the US dollar. The rupee depreciated against the pound sterling, euro and the Japanese yen. The Indian rupee depreciated by 14.2% against the US dollar during fiscal 2009( through September 19, 2008), moving from Rs. 40.02 per US$ 1.00 at year-end fiscal 2008 to Rs. 45.71 per US$ 1.00 on September 19, 2008. The depreciation in the rupee was mainly driven by an increase in capital outflows following increased risk aversion in global markets, a generalized strengthening of the dollar and an expected deterioration in India’s balance of payments due to increased oil prices. Foreign exchange reserves were approximately US$ 295 billion at August 29, 2008.

The impact of these and other factors and the overall growth in industry, agriculture and services during fiscal 2009 will affect the performance of the banking sector as it will affect the level of credit disbursed by banks, and the overall growth prospects of our business, including our ability to grow, the quality of our assets, the value of our investment portfolio and our ability to implement our strategy.

Banking Sector

According to the Reserve Bank of India’s data, total deposits of all scheduled commercial banks increased by 17.6% in fiscal 2006, 24.2% in fiscal 2007 and 22.9% in fiscal 2008. Bank credit of scheduled commercial banks grew by 30.8% in fiscal 2006, 27.6% in fiscal 2007 and 21.6% in fiscal 2008. Until fiscal 2005, there was a downward movement in interest rates, barring intra-year periods when interest rates were higher temporarily due to extraneous circumstances. This movement was principally due to the Reserve Bank of India’s policy of assuring adequate liquidity in the banking system and generally lowering the rate at which it would lend to Indian banks to ensure that borrowers had access to funding at competitive rates. Banks generally followed the direction of interest rates set by the Reserve Bank of India and adjusted both their deposit rates and lending rates downwards until fiscal 2005. The inflationary trends since fiscal 2005 resulted in a change in the monetary policy stance. In response to continued inflationary pressures in the economy, the Reserve Bank of India increased the cash reserve ratio by 400 basis points, from 5.0% to 9.0%, between December 2006 and August 2008. The Reserve Bank of India increased the repo rate (i.e., the annualized interest paid by the borrower in a repurchase transaction between a bank and the Reserve Bank of India) by 175 basis points from 7.25% to 9.0% between December 2006 and August 2008. During the same period, the reverse repo rate was kept unchanged at 6.0%. As a result of the increases in rates, banks have also raised their deposit and lending rates. The following table sets forth the bank rate, the repo rate and the reverse repo rate for the last six fiscal years.

As of fiscal year-end	Bank rate	Repo rate	Reverse repo rate
2004	6.00	6.00	4.50
2005	6.00	6.00	4.75
2006	6.00	6.50	5.50
2007	6.00	7.50	6.00
2008	6.00	7.75	6.00
2009 (through September 10, 2008)	6.00	9.00	6.00

Source:
Reserve Bank of India: Handbook of Statistics on Indian Economy, 2007, Annual Report 2006-2007 and Weekly Statistical Supplements, Annual Policy Statement 2008-09 and First Quarter Review of the Annual Policy Statement for 2008-09.

The Reserve Bank of India has also instituted several prudential measures to moderate credit growth, including an increase in risk weights for capital adequacy computation and general provisioning for various asset classes as well as utilizing policy instruments like the cash reserve ratio. See also “Overview of the Indian Financial Sector – Credit Policy Measures”.

Since August 2007, the global financial system has experienced difficult credit and liquidity conditions and disruptions leading to less liquidity, greater volatility, lack of price transparency on inter-bank lending rates and a general widening of spreads. In the United States (where this particular crisis originated), the government has been forced to bail out leading financial institutions and others have sought additional capital. The downturn in the housing market in major economies such as the United States and the United Kingdom and difficulties in their financial systems may have an adverse impact on the growth of these economies and the global economy in general.

Major Events Affecting Results and Financial Condition

Since 2002, we have experienced major changes and developments in our business and strategy. An understanding of these events and developments is necessary for an understanding of the periods under review and the discussion and analysis which follows. These changes are reflected in our financial statements in connection with or since the amalgamation of ICICI into ICICI Bank. Consequent to the amalgamation, our businesses became subject to the various regulations applicable to banks, including the requirement to maintain the statutory liquidity ratio and the cash reserve ratio on the liabilities of ICICI, which primarily comprised wholesale borrowings. As the average yield on investments in government of India securities and cash balances maintained with the Reserve Bank of India is typically lower than the yield on other interest-earning securities, our net interest margin was adversely impacted. Subsequent to the amalgamation, the growth in our assets in India and the repayment of borrowings of ICICI was funded primarily by deposits. However, we had a high proportion of term deposits in our incremental deposit base, given our limited branch network and rapid growth. The proportion of low-cost current account and savings account deposits to our total deposits was 26% at year-end fiscal 2008 compared to around 35% for the banking system. While we are expanding our deposit base and changing the mix of our liabilities towards lower cost deposits, our net interest margin has been and is expected to continue to be lower than other banks in India until we increase the proportion of retail deposits and low-cost deposits in our total deposits. The increase in investment in government securities has substantially increased our exposure to market risk. A rise in interest rates would cause the value of our fixed income portfolio to decline and adversely affect the income from our treasury operations. See also “Risk Factors – Risks Relating to Our Business – Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance.”

The second key change reflects the implementation of our strategy to grow our retail loan portfolio. The results of our implementation of this strategy can be seen in the rapid growth in the retail loan portfolio. Recently we have experienced rapid growth in the portfolio of non-collateralized retail loans, including unsecured personal loans. See also “Business — Loan Portfolio”. While the rate of growth of our retail loans has currently moderated due to the high base effect and the increase in interest rates and real estate prices, we see continued significant demand for retail loans in the long term.

Third, since the amalgamation, we have established operations outside India, with banking subsidiaries in the United Kingdom, Canada and Russia, and branches and representative offices in several countries. We offer retail banking products and services including remittance services across these markets, primarily to non-resident Indians. We deliver products and services to our corporate clients, including foreign currency financing for projects in India and cross-border acquisition financing, through these subsidiaries and branches. In Canada and the United Kingdom, we have also launched direct banking offerings using the Internet as the access channel. We have invested in the equity capital of our international banking subsidiaries to support their growth.

Fourth, since the amalgamation, our subsidiaries engaged in the insurance business, ICICI Prudential life Insurance Company Limited and ICICI Lombard General Insurance Company Limited, have experienced rapid growth in business. We have invested in the equity capital of our insurance subsidiaries to support their growth. Our life insurance subsidiary continues to report losses in its financial statements, which are reflected in our consolidated financial statements. See also “Business — Insurance”.

All of these changes or developments have had a major impact upon our results of operations and financial condition and are critical to an understanding of our discussion which follows.

Other key factors

Under Indian GAAP, we have not consolidated certain entities (primarily 3i Infotech Limited and Firstsource Solutions Limited) in which control is intended to be temporary. However under US GAAP, these entities have been accounted for in accordance with Opinion No. 18 of the Accounting Principles Board on “The Equity Method of Accounting for Investments on Common Stock”. Until March 31, 2006, these entities were consolidated in accordance with SFAS No. 94 on “Consolidation of majority owned subsidiaries” which requires consolidation of such entities. See also “Business — Subsidiaries and Joint Ventures.”

Under Indian GAAP, till fiscal 2004, ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited have been accounted as joint ventures using the proportionate consolidation method as prescribed by Accounting Standard 27 on “Financial Reporting of Interests in Joint Ventures” issued by the Institute of Chartered Accountants of India. Therefore, our consolidated financial statements for fiscal years up to and including fiscal 2004 include a 74% share (i.e., ICICI Bank’s share in each of the two joint ventures) of each line item reflected in the financial statements of these two entities. From fiscal 2005 onwards, these two entities have been accounted for on the basis of principles set out in Accounting Standard 21 on “Consolidated Financial Statements” issued by the Institute of Chartered Accountants of India, as required by the revision in Accounting Standard 27. Therefore, from fiscal 2005 our consolidated financial statements include 100% of each line item reflected in the financial statements of these two entities with a separate disclosure for minority interest. Hence, the income statement and balance sheet for fiscal 2005, fiscal 2006, fiscal 2007 and fiscal 2008 are not comparable with the income statement and balance sheet for fiscal 2004 and prior years with respect to the incorporation of the income statement and balance sheet of our insurance subsidiaries in our financial statements.

Effect of Other Acquisitions

In fiscal 2004, we acquired 100.0% ownership interest in Transamerica Apple Distribution Finance Private Limited for a cash consideration of Rs. 757 million (US$ 19 million). In fiscal 2006, we acquired 100.0% ownership interest in Investitsionno-Kreditny Bank, a Russian bank with total assets of approximately US$ 4 million at year-end fiscal 2005. During fiscal 2006 we also acquired an additional stake of 6% in ICICI Prudential Asset Management Company Limited as well as ICICI Prudential Trust Limited. Subsequent to these acquisitions both companies have become our subsidiaries. During fiscal 2007, the board of directors of ICICI Bank Limited and the board of directors of the Sangli Bank Limited (“Sangli Bank”) at their respective meetings approved an all-stock amalgamation of Sangli Bank with ICICI Bank at a share exchange ratio of 100 shares of ICICI Bank for 925 shares of Sangli Bank. The shareholders of both banks approved the scheme in their extra-ordinary general meetings. The Reserve Bank of India has sanctioned the scheme of amalgamation with effect from April 19, 2007 under sub-section (4) of section 44A of the Banking Regulation Act, 1949. Sangli Bank was an old private sector Indian bank. At the year ended March 31, 2006, Sangli Bank had total assets of Rs. 21.5 billion (US$ 537 million), deposits of Rs. 20.0 billion (US$ 500 million), loans of Rs. 8.9 billion (US$ 222 million) and capital adequacy of 1.6%. During fiscal 2006, it incurred a loss of Rs. 293 million (US$ 7 million). The financial statements for fiscal 2008 include the results of the operations of Sangli Bank from April 19, 2007. The values of these transactions were not material to our overall operations.

Average Balance Sheet

The average balances for a fiscal year are the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that year. The yield on average interest-earning assets is the ratio of interest income to average interest-earning assets. The cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. The average balances of advances include non-performing advances and are net of allowance for loan losses. We have not recalculated tax-exempt income on a tax-equivalent basis because we believe that the effect of doing so would not be significant.

The following table sets forth, for the periods indicated, the average balances of the assets and liabilities outstanding, which are major components of interest income, interest expense and net interest income.

	Year ended March 31,
	2006					2007					2008
	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/ cost
	(in millions, except percentages)
Assets:
Advances:
Rupee	Rs.	1,008,153	Rs.	95,541	9.48%	Rs.	1,462,683	Rs.	149,907	10.25%	Rs.	1,721,656	Rs.	202,245	11.75%
Foreign currency		192,162		10,817	5.63		301,203		19,794	6.57		562,993		38,439	6.83
Total advances		1,200,315		106,358	8.86		1,763,886		169,701	9.62		2,284,649		240,684	10.53
Investments:
Rupee		474,395		30,531	6.44		654,517		50,569	7.73		820,752		77,657	9.46
Foreign currency		39,499		2,054	5.20		131,569		7,905	6.01		203,710		11,388	5.59
Total investments		513,894		32,585	6.34		786,086		58,474	7.44		1,024,462		89,045	8.69
Balances with Reserve Bank of India and other banks:
Rupee		48,713		1,478	3.03		86,333		3,049	3.53		190,357		693	0.36
Foreign currency		43,679		1,956	4.48		92,226		5,989	6.49		128,107		8,055	6.29
Total balances with Reserve Bank of India and other banks		92,392		3,434	3.72		178,559		9,038	5.06		318,464		8,748	2.75
Other interest income				958					2,813					2,473
Interest-earning assets:
Rupee		1,531,261		128,508	8.39		2,203,533		206,338	9.36		2,732,765		283,068	10.36
Foreign currency		275,340		14,827	5.38		524,998		33,688	6.42		894,810		57,882	6.47
Total interest-earning assets		1,806,601		143,335	7.93		2,728,531		240,026	8.80		3,627,575		340,950	9.40
Fixed assets		41,495					41,809					44,727
Other assets		318,801					480,339					688,866
Total non-earning assets		360,296					522,148					733,593
Total assets	Rs.	2,166,897	Rs.	143,335		Rs.	3,250,679	Rs.	240,026		Rs.	4,361,168	Rs.	340,950

	Year ended March 31,
	2006					2007					2008
	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/cost
	(in millions, except percentages)
Liabilities:
Savings account deposits:
Rupee	Rs.	157,037	Rs.	3,946	2.51%	Rs.	259,744	Rs.	6,760	2.60%	Rs.	346,323	Rs.	8,803	2.54%
Foreign currency		14,621		574	3.93		67,982		3,404	5.01		116,333		6,897	5.93
Total savings account deposits.		171,658		4,520	2.63		327,726		10,164	3.10		462,656		15,700	3.39
Time deposits:
Rupee		846,963		51,345	6.06		1,333,395		104,385	7.83		1,627,756		158,760	9.75
Foreign currency		93,309		3,726	3.99		179,519		10,016	5.58		218,567		12,760	5.84

	Year ended March 31,
	2006					2007					2008
	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/cost
	(in millions, except percentages)
Total time deposits		940,272		55,071	5.86		1,512,914		114,401	7.56		1,846,323		171,520	9.29
Other demand deposits:
Rupee		138,357					165,646					216,479
Foreign currency		4,492					8,708					12,741
Total other demand deposits		142,849					174,354					229,220
Borrowings:
Rupee		349,907		32,879	9.40		362,586		34,472	9.51		374,124		37,698	10.08
Foreign currency		190,558		8,545	4.48		329,876		17,720	5.37		590,734		32,752	5.54
Total borrowings		540,465		41,424	7.66		692,462		52,192	7.54		964,858		70,450	7.30
Interest-bearing liabilities:
Rupee		1,492,264		88,170	5.91		2,121,371		145,617	6.86		2,564,682		205,261	8.00
Foreign currency		302,980		12,845	4.24		586,085		31,140	5.31		938,375		52,409	5.59
Total interest-bearing liabilities		1,795,244		101,015	5.63		2,707,456		176,757	6.53		3,503,057		257,670	7.36
Other liabilities		205,933					307,733					487,809
Total liabilities		2,001,177		101,015			3,015,189		176,757			3,990,866		257,670
Preference share capital		3,500					3,500					3,500
Stockholders’ equity		162,220					231,990					366,802
Total liabilities and stockholders’ equity	Rs.	2,166,897	Rs.	101,015		Rs.	3,250,679	Rs.	176,757		Rs.	4,361,168	Rs.	257,670

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

	Fiscal 2007 vs. Fiscal 2006						Fiscal 2008 vs. Fiscal 2007
	Increase (decrease) due to						Increase (decrease) due to
	Net change		Change in average volume		Change in average rate		Net change		Change in average volume		Change in average rate
	(in millions)
Interest income:
Advances:
Rupee	Rs.	54,366	Rs.	46,584	Rs.	7,782	Rs.	52,338	Rs.	30,422	Rs.	21,916
Foreign currency		8,977		7,166		1,811		18,645		17,874		771
Total advances		63,343		53,750		9,593		70,983		48,296		22,687
Investments:
Rupee		20,038		13,916		6,122		27,089		15,729		11,360
Foreign currency		5,851		5,532		319		3,483		4,033		(550)
Total investments		25,889		19,448		6,441		30,572		19,762		10,810
Balances with Reserve Bank of India and other banks:
Rupee		1,571		1,329		242		(2,356)		379		(2,735)
Foreign currency		4,033		3,153		880		2,065		2,256		(191)
Total balances with Reserve Bank of India and other banks		5,604		4,482		1,122		(291)		2,635		(2,926)
Other interest income		1,855		-		1,855		(340)		-		(340)

	Fiscal 2007 vs. Fiscal 2006						Fiscal 2008 vs. Fiscal 2007
	Increase (decrease) due to						Increase (decrease) due to
	Net change		Change in average volume		Change in average rate		Net change		Change in average volume		Change in average rate
	(in millions)
Total interest income:
Rupee		77,830		61,829		16,001		76,731		46,530		30,201
Foreign currency		18,861		15,851		3,010		24,193		24,163		30
Total interest income		96,691		77,680		19,011		100,924		70,693		30,231
Interest expense:
Savings account deposits:
Rupee		2,814		2,673		141		2,042		2,201		(159)
Foreign currency		2,830		2,672		158		3,493		2,867		626
Total savings account deposits		5,644		5,345		299		5,535		5,068		467
Time deposits:
Rupee		53,040		38,080		14,960		54,375		28,710		25,665
Foreign currency		6,290		4,810		1,480		2,744		2,280		464
Total time deposits		59,330		42,890		16,440		57,119		30,990		26,129
Borrowings:
Rupee		1,593		1,205		388		3,226		1,163		2,063
Foreign currency		9,175		7,484		1,691		15,032		14,463		569
Total borrowings		10,768		8,689		2,079		18,258		15,626		2,632
Total interest expense:
Rupee		57,447		41,958		15,489		59,643		32,074		27,569
Foreign currency		18,295		14,966		3,329		21,269		19,610		1,659
Total interest expense		75,742		56,924		18,818		80,912		51,684		29,228
Net interest income:
Rupee		20,383		19,871		512		17,088		14,456		2,632
Foreign currency		566		885		(319)		2,924		4,553		(1,629)
Total net interest income	Rs.	20,949	Rs.	20,756	Rs.	193	Rs.	20,012	Rs.	19,009	Rs.	1,003

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and net interest margins on interest-earning assets.

	Year ended March 31,
	2004		2005		2006		2007		2008
	(in millions, except percentages)
Interest income	Rs.	95,506	Rs.	99,264	Rs.	143,335	Rs.	240,026	Rs.	340,950
Average interest-earning assets		985,744		1,217,707		1,806,601		2,728,531		3,627,575
Interest expense		71,677		68,044		101,015		176,757		257,670
Average interest-bearing liabilities		1,012,604		1,221,302		1,795,244		2,707,456		3,503,057
Average total assets		1,174,541		1,469,378		2,166,897		3,250,679		4,361,168
Average interest-earning assets as a percentage of average total assets		83.93%		82.87%		83.37%		83.94%		83.18%
Average interest-bearing liabilities as a percentage of average total assets		86.21		83.12		82.85		83.29		80.32
Average interest-earning assets as a percentage of average interest-bearing liabilities		97.35		99.71		100.63		100.78		103.55

Yield		9.69		8.15		7.93		8.80		9.40

	Year ended March 31,
	2004	2005	2006	2007	2008
	(in millions, except percentages)
Rupee	10.26	8.59	8.39	9.36	10.36
Foreign currency	4.63	5.07	5.38	6.42	6.47

Cost of funds	7.08	5.57	5.63	6.53	7.36
Rupee	7.45	5.90	5.91	6.86	8.00
Foreign currency	3.18	3.34	4.24	5.31	5.59

Spread(1)	2.61	2.58	2.30	2.27	2.04
Rupee	2.81	2.69	2.48	2.50	2.36
Foreign currency	1.45	1.73	1.14	1.11	0.88

Net interest margin(2)	2.42	2.56	2.34	2.32	2.30
Rupee	2.48	2.70	2.63	2.76	2.85
Foreign currency	1.85	1.59	0.72	0.49	0.61
__________________
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

Fiscal 2008 to Fiscal 2007

Summary

Net profit increased by 23.1% to Rs. 34.0 billion (US$ 850 million) for fiscal 2008 from Rs. 27.6 billion (US$ 690 million) for fiscal 2007, primarily due to a 31.6% increase in net interest income and a 49.5% increase in non-interest income, offset in part, by a 50.1% increase in non-interest expenses and a 32.5% increase in provisions. The increase in provisions was primarily due to a higher level of specific provisioning on retail and rural non-performing loans, offset, in part by lower general provision on loans.

Net interest income increased by 31.6% to Rs. 83.3 billion (US$ 2.1 billion) for fiscal 2008 from Rs. 63.3 billion (US$ 1.6 billion) for fiscal 2007, reflecting an increase of 32.9% in the average volume of interest-earning assets.

Non-interest income increased by 49.5% to Rs. 259.6 billion (US$ 6.5 billion) for fiscal 2008 from Rs. 173.6 billion (US$ 4.3 billion) for fiscal 2007 primarily due to a 142.1% increase in profit on sale of investments, a 68.1% increase in income from insurance business and 24.3% increase in commission, exchange and brokerage.

Non-interest expense increased by 50.1% to Rs. 270.4 billion (US$ 6.8 billion) for fiscal 2008 from Rs. 180.1 billion (US$ 4.5 billion) in fiscal 2007 primarily due to an increase of 71.3% in expenses pertaining to insurance business, 50.6% in employee expenses and 34.4% in other administrative expenses.

Provisions and contingencies (excluding provisions for tax) increased by 32.5% to Rs. 30.2 billion (US$ 754 million) in fiscal 2008 from Rs. 22.8 billion (US$ 570 million) in fiscal 2007 primarily due to a higher level of specific provisioning on retail and rural non-performing loans offset in part by a reduction in general provision on loans due to one time impact of revised guidelines on provisioning on standard assets issued by the Reserve Bank of India in fiscal 2007. The increase in retail non-performing loans was primarily due to change in the portfolio mix towards non-collateralized loans and seasoning of the loan portfolio.

Gross restructured loans decreased by 4.0% to Rs. 48.4 billion (US$ 1.2 billion) at year-end fiscal 2008 from Rs. 50.4 billion (US$ 1.3 billion) at year-end fiscal 2007. Gross non-performing assets increased by 83.2% to Rs. 78.0 billion (US$ 1.9 billion) at year-end fiscal 2008 from Rs. 42.6 billion (US$ 1.1 billion) at year-end fiscal 2007 primarily due to increase in retail non-performing loans due to change in the portfolio mix towards non-collateralized loans and seasoning of the retail loan portfolio.

Total assets increased by 23.1% to Rs. 4,856.2 billion (US$ 121.3 billion) at year-end fiscal 2008 compared to Rs. 3,943.3 billion (US$ 98.5 billion) at year-end fiscal 2007 primarily due to an increase in advances by 18.9% and an increase in investments by 32.7%.

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Year ended March 31,
	2007		2008		2008		2008/2007 % change
	(in millions, except percentages)
Interest income(1)	Rs.	240,026	Rs.	340,950	US$	8,519	42.0%
Interest expense		(176,757)		(257,670)		(6,439)	45.8
Net interest income	Rs.	63,269	Rs.	83,280	US$	2,080	31.6%
_________________
(1)
Net of amortization of premium on government securities. The amortization of premium on government securities has been re-classified under interest income from investment as per the revised guidelines of the Reserve Bank of India.

Net interest income (net of amortization of premium on government securities) increased by 31.6% to Rs. 83.3 billion (US$ 2.1 billion) in fiscal 2008 from Rs. 63.3 billion (US$ 1.6 billion) in fiscal 2007 reflecting mainly the following:

•	an increase of Rs. 899.0 billion (US$ 22.5 billion) or 32.9% in the average volume of interest-earning assets; and

•	net interest margin of 2.3% in fiscal 2008, remaining the same as in fiscal 2007.

The average volume of interest-earning assets increased by 32.9% or Rs. 899.0 billion (US$ 22.5 billion) to Rs. 3,627.6 billion (US$ 90.6 billion) during fiscal 2008 from Rs. 2,728.5 billion (US$ 68.2 billion) during fiscal 2007, primarily due to an increase in average advances by Rs. 520.8 billion (US$ 13.0 billion) and an increase in average investments by Rs. 238.4 billion (US$ 6.0 billion). Average advances increased by 29.5% to Rs. 2,284.7 billion (US$ 57.1 billion) in fiscal 2008 from Rs. 1,763.9 billion (US$ 44.1 billion) in fiscal 2007 primarily due to increase in advances of international branches and banking subsidiaries.  The increase in average investments was primarily due to increased investment in government securities and increase in other investments by banking subsidiaries.

Interest income, net of amortization of premium on government securities, increased by 42.0% to Rs. 341.0 billion (US$ 8.5 billion) for fiscal 2008 from Rs. 240.0 billion (US$ 6.0 billion) for fiscal 2007 primarily due to an increase of 32.9% in the average volume of total interest-earning assets to Rs. 3,627.6 billion (US$ 90.6 billion) during fiscal 2008 from Rs. 2,728.5 billion (US$ 68.2 billion) during fiscal 2007. The overall yield on average interest-earning assets increased to 9.4% for fiscal 2008 from 8.8% for fiscal 2007 primarily due to increase in yield on advances to 10.5% for fiscal 2008 from 9.6% for fiscal 2007 and increase in yield on investments to 8.7% for fiscal 2008 from 7.4% for fiscal 2007. The yield on advances has increased due to an increase in lending rates in line with the general increase in interest rates. This was partly offset by increase in the cash reserve ratio by the Reserve Bank of India by 150 basis points during the year resulting in an adverse impact on yields. The Reserve Bank of India has increased the cash reserve ratio requirement for banks from 6.5% at the beginning of fiscal 2008 to 9.0% currently. Further, effective April 13, 2007, the Reserve Bank of India has discontinued the interest payment on the balances maintained under the cash reserve ratio requirement. As a result, from fiscal 2008 we earn no interest income on the cash reserve ratio requirement of 9.0% of net demand and time liabilities maintained in the form of balances with the Reserve Bank of India as compared to interest income of 1.4% on the lower cash reserve ratio requirement during fiscal 2007. This has adversely impacted our net interest income and net interest margin in fiscal 2008.

Total interest expense increased by 45.8% to Rs. 257.7 billion (US$ 6.4 billion) during fiscal 2008 from Rs. 176.8 billion (US$ 4.4 billion) during fiscal 2007 primarily due to an increase of 29.4% in average interest-bearing liabilities to Rs. 3,503.1 billion (US$ 87.5 billion) in fiscal 2008 from Rs. 2,707.5 billion (US$ 67.7 billion) in fiscal

2007 and increase in the cost of funds by 83 basis points to 7.4% in fiscal 2008 from 6.5% in fiscal 2007. Average deposits, with a cost of 7.4% for fiscal 2008, constituted 72.5% of total average interest-bearing liabilities compared to 74.4% of the total average interest-bearing liabilities with a cost of 6.2% for fiscal 2007. The cost of deposits increased by 120 basis points to 7.4% in fiscal 2008 from 6.2% in fiscal 2007 consequent to general increase in interest rates in the system, and in particular due to the tight systemic liquidity scenario during the quarter ended March 31, 2007, the impact of which was fully reflected during fiscal 2008. The average cost of total borrowings including subordinated debt decreased to 7.3% in fiscal 2008 from 7.5% in fiscal 2007 primarily due to increase in the proportion of foreign currency borrowings in the total borrowings.

      Net interest margin is expected to continue to be lower than other banks in India until we increase the proportion of low-cost deposits and retail deposits in our total funding. The net interest margin is also impacted by the relatively lower net interest margin earned by our overseas branches, which is offset by the higher fee income that we are able to earn by leveraging our international presence and our ability to meet the foreign currency borrowing requirements of Indian companies.

      Interest rates in the banking system have continually increased over the last three years. As our liabilities, in general, re-price faster than our assets, our net interest income is adversely impacted in a rising interest rate scenario. Further, wholesale deposits re-price at a higher level than retail deposits in an increasing interest rate environment, especially when liquidity in the system is tight. This results in a sharp increase in funding cost which may adversely impact our net interest margin. In fiscal 2009 till date, interest rates have continued to increase in view of the tight monetary policy of the Reserve Bank of India to address the high levels of inflation. It cannot be assured that we would be able to pass through all the increases in our funding costs to our lending customers. Any failure to pass on the higher funding costs completely to our customers would adversely impact our net interest margin. Higher interest rates would also impact our fixed income trading and other investment portfolio adversely. See also “Risk Factors — Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance.” and “Business — Risk Management — Qualitative and Quantitative Disclosures About Market Risk”.

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

	Year ended March 31,
	2007		2008		2008		2008/2007 % change
	(in millions, except percentages)
Commission, exchange and brokerage	Rs.	54,432	Rs.	67,673	US$	1,691	24.3%
Profit/(loss) on sale of investments (net)		14,062		34,042		851	142.1
Profit/(loss) on revaluation of investments (net)		(1,790)		(4,788)		(120)	167.5
Profit/(loss) on sale of land, buildings and other assets (net)		351		613		15	74.6
Profit/(loss) on foreign exchange transactions (net)		8,435		1,280		32	(84.8)
Income pertaining to insurance business (1)		95,126		159,920		3,996	68.1
Miscellaneous income (including lease income)		2,996		841		21	(72.0)
Total other income	Rs.	173,612	Rs.	259,581	US$	6,486	49.5%
_______________
(1) The amount of premium ceded on re-insurance has been reclassified from expenses pertaining to insurance business and netted off from non-interest income.

Non-interest income increased by 49.5% for fiscal 2008 to Rs. 259.6 billion (US$ 6.5 billion) from Rs. 173.6 billion (US$ 4.3 billion) for fiscal 2007 primarily due to a 142.1% increase in profit on sale of investments to Rs. 34.0 billion (US$ 851 million) in fiscal 2008 from 14.1 billion (US$ 351 million) in fiscal 2007, a 68.1% increase in income pertaining to insurance business to Rs. 159.9 billion (US$ 4.0 billion) in fiscal 2008 from Rs. 95.1 billion (US$ 2.4 billion) in fiscal 2007 and a 24.3% increase in commission, exchange and brokerage to Rs. 67.7 billion (US$ 1.7 billion) in fiscal 2008 from Rs. 54.4 billion (US$ 1.4 billion) in fiscal 2007 offset in part, by an decrease in the net profit on foreign exchange transactions to Rs. 1.3 billion (US$ 32 million) in fiscal 2008 from Rs. 8.4 billion (US$ 211 million) in fiscal 2007 and increase in net loss on revaluation of investments to Rs. 4.8 billion (US$ 120 million) in fiscal 2008 from Rs. 1.8 billion (US$ 45 million) in fiscal 2007.

Profit on sale of investments increased by 142.1% to Rs. 34.0 billion (US$ 851 million) in fiscal 2008 from Rs. 14.1 billion (US$ 352 million) in fiscal 2007 primarily due to divestments of equity investments by us and by funds managed by ICICI Venture Funds Management Company Limited. The net loss on revaluation of investments was Rs. 4.8 billion (US$ 120 million) in fiscal 2008 as compared to Rs. 1.8 billion (US$ 45 million) in fiscal 2007 primarily due to mark-to-market losses on investments. At year-end fiscal 2008, our overseas branches and banking subsidiaries had an investment portfolio of Rs. 257.9 billion (US$ 6.4 billion) comprising mainly of bonds, certificate of deposits, mortgage backed securities, treasury bills, credit linked notes and asset backed commercial paper. In fiscal 2008, the mark to market losses due to widening of credit spreads and other losses on the investment portfolio aggregating to Rs. 4.6 billion (US$ 115 million) was made through the income statement. In addition, the mark-to-market loss on investment classified as “Available for sale securities” in our United Kingdom and Canadian subsidiaries of Rs. 5.7 billion (US$ 142 million) is directly reflected in the shareholders’ equity.

Income pertaining to insurance business representing premium income of our life and general insurance subsidiaries increased by 68.1% to Rs. 159.9 billion  (US$ 4.0 billion) in fiscal 2008 from Rs. 95.1 billion (US$ 2.4 billion) in fiscal 2007. The income pertaining to insurance business includes Rs. 141.3 billion (US$ 3.5 billion) from our life insurance business and Rs. 18.6 billion (US$ 465 million) from our general insurance business. The new business premium (on weighted received premium basis) of ICICI Prudential Life Insurance Company Limited increased by 68.3% to Rs. 66.8 billion (US$ 1.7 billion) in fiscal 2008 from Rs. 39.7 billion (US$ 1.0 billion) in fiscal 2007. The gross written premium (excluding share of motor third party insurance pool) of ICICI Lombard General Insurance Company Limited increased by 11.4% to Rs. 33.5 billion (US$ 837 million) in fiscal 2008 from Rs. 30.0 billion (US$ 750 million) in fiscal 2007. The industry witnessed a slowdown in growth on account of tarriffing of the general insurance industry whereby insurance premiums were freed from price controls, resulting in a significant reduction in premium rates. The industry also witnessed the formation of the motor third party insurance pool for third party insurance of commercial vehicles. Accordingly, all general insurance companies are required to cede 100% of premiums collected and claims incurred for this segment to the pool. At the end of the year, the results of the pool are shared by all insurance companies in proportion to their overall market share in the industry.

Commission, exchange and brokerage increased by 24.3% to Rs. 67.7 billion (US$ 1.7 billion) in fiscal 2008 from Rs. 54.4 billion (US$ 1.4 billion) primarily due to growth in fee income from structuring and advisory fees, fees from international operations, third party distribution fees and fee income from small enterprises. Commission, exchange and brokerage of our United Kingdom subsidiary increased to Rs. 4.0 billion (US$ 100 million) in fiscal 2008 from Rs. 1.7 billion (US$ 43 million) in fiscal 2007 primarily due to an increase in the advisory and structuring fees. Commission, exchange and brokerage of our security broking and primary dealership subsidiaries increased to Rs. 7.6 billion (US$ 190 million) in fiscal 2008 from Rs. 6.7 billion (US$ 167 million) in fiscal 2007 primarily due to increase in equity brokerage and investment banking fees.

Income from foreign exchange transactions decreased by 84.8% to Rs. 1.3 billion (US$ 32 million) in fiscal 2008 from Rs. 8.4 billion (US$ 210 million) in fiscal 2007 primarily due to mark-to-market and realized loss of Rs. 6.8 billion (US$ 170 million) on ICICI Bank’s credit derivative portfolio. At March 31, 2008, ICICI Bank had a credit derivative portfolio of Rs. 62.8 billion (US$ 1.6 billion), including funded investments of Rs. 12.2 billion (US$ 305 million) in credit derivative instruments such as credit default swaps, credit linked notes and collateralized debt obligations. The majority of the underlying exposure is to Indian corporates.

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Year ended March 31,
	2007		2008		2008		2008/2007 % change
	(in millions, except percentages)
Payments to and provisions for employees	Rs.	26,365	Rs.	39,698	US$	992	50.6%
Depreciation on own property		4,272		4,973		124	16.4
Auditor’s fees and expenses		64		100		2	55.6
Other administrative expenses		48,588		65,299		1,632	34.4
Operating expenses		79,289		110,070		2,750	38.8
Direct marketing agency expenses		15,602		15,750		394	0.9
Depreciation on leased assets		1,883		1,821		45	(3.3)
Expenses pertaining to insurance business (1)	Rs.	83,358		142,793		3,568	71.3
Total non-interest expenses		180,132	Rs.	270,434	US$	6,757	50.1%
__________________
(1)     The amount of premium ceded on re-insurance has been reclassified from expenses pertaining to insurance business and netted off from non-interest income.

Non-interest expense increased by 50.1% to Rs. 270.4 billion (US$ 6.8 billion) in fiscal 2008 from Rs. 180.1 billion (US$ 4.5 billion) in fiscal 2007 primarily due to a 71.3% increase  in expenses pertaining to the insurance business and 50.6% increase in employee expenses.

Expenses pertaining to insurance business, representing provisions for claims, contribution to linked business, commissions paid and reserving for actuarial liability increased by 71.3% to Rs. 142.8 billion (US$ 3.6 billion) in fiscal 2008 from Rs. 83.4 billion (US$ 2.1 billion) in fiscal 2007 primarily due to higher business levels in fiscal 2008. The provisions for claims are determined based on actuarial valuation. In line with Indian accounting norms for insurance companies we do not amortize the customer acquisition cost, but account for the expenses upfront.

Employee expenses increased by 50.6% to Rs. 39.7 billion (US$ 992 million) in fiscal 2008 from Rs. 26.4 billion (US$ 659 million) in fiscal 2007, primarily due to increase in employee base and annual increase in salaries and other employee benefits. The employee expenses for ICICI Bank increased by 28.6% to Rs. 20.8 billion (US$ 520 million) in fiscal 2008 from Rs. 16.2 billion (US$ 405 million) in fiscal 2007 primarily due to a 22.1% increase in employee base to 40,686 at year-end fiscal 2008 from 33,321 at year-end fiscal 2007 and annual increase in salaries and other employee benefits. The employee expenses for ICICI Prudential Life Insurance Company increased by 100.0% to Rs. 10.4 billion (US$ 260 million) in fiscal 2008 from Rs. 5.2 billion (US$ 130 million) in fiscal 2007 primarily due to a 77.6% increase in number of employees to 28,973 at year-end fiscal 2008 from 16,317 at year-end fiscal 2007. The employee expenses for ICICI Lombard General Insurance Company increased by 29.2% to Rs. 3.1 billion (US$ 78 million) in fiscal 2008 from Rs. 2.4 billion (US$ 60 million) in fiscal 2007 primarily due to a 16.8% increase in number of employees to 5,570 at year-end fiscal 2008 from 4,770 at year-end fiscal 2007. The increase in employees was commensurate with the growth in businesses.

 Other administrative expenses increased by 34.4% to Rs. 65.3 billion (US$ 1.6 billion) in fiscal 2008 from Rs. 48.6 billion (US$ 1.2 billion) in fiscal 2007 primarily due to increase in rent, taxes & lighting expenses and increase in expenses related to retail business of  ICICI Bank. The number of branches (excluding foreign branches and offshore banking units) and extension counters of ICICI Bank in India increased to 1,262 at year-end fiscal 2008 from 755 at year-end fiscal 2007. The number of ATMs increased to 3,881 at year-end fiscal 2008 from 3,271 at year-end fiscal 2007. The number of branches and offices of our insurance subsidiaries increased to 2,219 at year-end fiscal 2008 from 803 at year-end fiscal 2007.

Direct marketing agency expenses of ICICI Bank increased to Rs. 15.7 billion (US$ 394 million) in fiscal 2008 from Rs. 15.6 billion (US$ 390 million) in fiscal 2007. We use marketing agents, called direct marketing agents or associates, for sourcing our retail assets. We include commissions paid to these direct marketing agents of our retail assets in non-interest expense. These commissions are expensed upfront and not amortized over the life of the loan.

Provisions for Non-performing Assets and Restructured Loans

The following table sets forth, at the dates indicated, certain information regarding restructured loans and non-performing assets.

	At March 31,
	2007		2008		2008		2008/2007 % change
	(in millions, except percentages)
Gross restructured loans	Rs	50,407	Rs.	48,411	US$	1,210	(4.0)%
Provisions for restructured loans		(1,581)		(1,572)		(39)	(0.6)
Net restructured loans		48,826		46,839		1,171	(4.1)
Gross non-performing assets		42,557		77,963		1,948	83.2
Provisions for non-performing assets(1), (2)		(22,249)		(42,031)		(1,050)	88.9
Net non-performing assets		20,308		35,932		898	76.9
Gross restructured loans and non-performing assets		92,964		126,374		3,158	35.9
Provision for restructured loans and non-performing assets(1) ,(2)		(23,830)		(43,603)		(1,089)	83.0
Net restructured loans and non-performing assets		69,134		82,771		2,069	19.7
Gross customer assets		2,234,339		2,687,999		67,166	20.3
Net customer assets		2,209,078		2,642,697		66,034	19.6%
Gross restructured loans as a percentage of gross customer assets		2.3%		1.8%
Gross non-performing assets as a percentage of gross customer assets		1.9		2.9
Net restructured loans as a percentage of net customer assets		2.2		1.8
Net non-performing assets as a percentage of net customer assets		0.9		1.4
Provisions on restructured loans as a percentage of gross restructured assets		3.1		3.3
Provisions on non-performing assets as a percentage of gross non-performing assets		52.3		53.9
Provisions(3) as a percentage of gross customer assets		1.7		2.2
___________________
(1)    Includes interest suspense.
(2)    Excludes technical write-offs.
(3)    Includes provision against customer assets and general provision on performing assets as required by the Reserve Bank of India.

We classify our loans in accordance with the Reserve Bank of India guidelines into performing and non-performing loans. Further, non-performing loans are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India. The Reserve Bank of India has separate guidelines for restructured loans. A fully secured standard loan can be restructured by rescheduling of principal repayments and/or the interest element, but must be separately disclosed as a restructured loan in the year of restructuring. Similar guidelines apply to restructuring of sub-standard loans. See also “Business-Classification of loans”.

Gross restructured loans decreased by 4.0% to Rs. 48.4 billion (US$ 1.2 billion) at year-end fiscal 2008 from Rs. 50.4 billion (US$ 1.3 billion) at year-end fiscal 2007. Gross non-performing assets increased by 83.2% to Rs. 78.0 billion (US$ 1.9 billion) at year-end fiscal 2008 from Rs. 42.6 billion (US$ 1.1 billion) at year-end fiscal 2007 primarily due to an increase in retail non-performing loans due to a change in the portfolio mix towards non-collateralized loans and seasoning of the retail loan portfolio. We sold Rs. 9.3 billion (US$ 232 million) including mortgage loans of Rs. 6.9 billion (US$ 172 million) of our net non-performing assets during fiscal 2008. As a percentage of net customer assets, net restructured loans were 1.8% at year-end fiscal 2008 compared to 2.2% at year-end fiscal 2007 and net non-performing assets were 1.4% at year-end fiscal 2008 compared to 0.9% at year-end fiscal 2007.

The following table sets forth, for the period indicated, the composition of provision and contingencies, excluding provision for tax.

	Year ended March 31,
	2007		2008		2008		2008/2007 % change
	(in millions, except percentages)
Provisions for investments (including credit substitutes)(net)	Rs.	384	Rs.	730	US$	18	90.1%
Provision for non-performing assets		14,553		25,552		639	75.6
Provision for standard assets		7,529		2,172		54	(71.1)
Others		308		1,724		43	459.7
Total provisions and contingencies (excluding tax)	Rs.	22,774	Rs.	30,178	US$	754	32.5%
______________
(1)
We do not distinguish between provisions and write-offs while assessing the adequacy of our loan loss coverage, as both provisions and write-offs represent a reduction of the principal amount of a non-performing loan. In compliance with Indian regulations governing the presentation of financial information by banks, gross non-performing loans are reported gross of provisions net of cumulative write-offs in our financial statements.

Provisions are made by ICICI Bank on standard, sub-standard and doubtful assets at rates prescribed by Reserve Bank of India. Loss assets and unsecured portion of doubtful assets are provided/written off as per the extant Reserve Bank of India guidelines. Subject to the minimum provisioning levels prescribed by the Reserve Bank of India, provisions on homogeneous retail loans/ receivables is assessed at a portfolio level, on the basis of days past due. See also “Business-Classification of loans”.

Provisions and contingencies (excluding provisions for tax) increased by 32.5% to Rs. 30.2 billion (US$ 754 million) in fiscal 2008 from Rs. 22.8 billion (US$ 570 million) in fiscal 2007 primarily due to higher level of specific provisioning on retail and rural loans, offset in part by lower general provisions due to lower growth in the loan portfolio relative to fiscal 2007. Specific provisioning on non-performing loans increased in fiscal 2008 compared to fiscal 2007 primarily due to increase in retail and rural non-performing loans. The increase in retail non-performing loans primarily reflects the seasoning of the loan portfolio and the change in the portfolio mix towards non-collateralized retail loans, which have higher yields as well as higher credit losses. General provision on standard assets decreased by 71.1% to Rs. 2.2 billion  (US$ 54 million) from Rs. 7.5 billion (US$ 187 million) primarily due to one time impact of revised guidelines on provisioning on standard assets issued by the Reserve Bank of India in fiscal 2007.

We offer various derivative products to our clients for their risk management purposes including options and swaps. We do not carry market risk on these client derivative positions as we cover ourselves in the inter-bank market. Profits or losses on account of currency movements on these transactions are on the account of corporates. In some of the cases, clients have filed suits against us disputing the transaction and the amounts to be paid. There have been some delays in payment to us in respect of few companies. We have made appropriate provisions for the same. In May 2008, the Reserve Bank of India issued draft guidelines governing off-balance sheet exposures of banks. In August 2008, the Reserve Bank of India issued final guidelines on prudential norms for off-balance sheet exposures of banks. The guidelines require banks to treat only unpaid amounts due for 90 days or more under derivative contracts as non-performing assets. Further, banks’ derivative and gold exposures would attract provisioning requirement as applicable to the loan assets in the standard asset category. Banks are also expected to compute their credit exposures, arising on account of the interest rate and foreign exchange derivative transactions and gold, using the current exposure method.

Tax Expense

Total tax expense was Rs. 11.1 billion (US$ 277 million) in fiscal 2008 compared to Rs. 7.6 billion (US$ 190 million) in fiscal 2007. Income tax expense was Rs. 10.3 billion (US$ 257 million) in fiscal 2008 compared to Rs. 7.0 billion (US$ 175 million) in fiscal 2007. The effective rate of income tax expense was 24.3% for fiscal 2008 compared to the effective rate of income tax expense of 20.7% for fiscal 2007. The effective income tax rate of 24.3% for fiscal 2008 was lower compared to the statutory tax rate of 33.99% primarily due to the concessional rate of tax on capital gains, exemption of dividend income, deduction towards special reserve and deduction of income of offshore banking unit.

ICICI Prudential Life Insurance Company has been informed by Insurance Regulatory and Development Authority that, they are in the process of examining various issues relating to the creation of deferred tax asset by insurance companies and the applicability of Accounting Standard 22 on ‘Accounting for Taxes on Income’ issued by the Institute of Chartered Accountants of India specifically to the insurance sector. In case the final decision of the Insurance Regulatory and Development Authority disallows the creation of deferred tax asset by ICICI Prudential Life Insurance Company, the deferred tax asset created would be reversed.

The Indian Finance Act, 2005 imposed an additional income tax on companies called fringe benefit tax. Pursuant to this Act, companies are deemed to have provided fringe benefits to the employees if certain defined expenses are incurred. A portion of these expenses is deemed to be a fringe benefit to the employees and subjects us to tax at a rate of 30%, exclusive of applicable surcharge and cess. This tax is effective from April 1, 2005. The fringe benefit tax expense was Rs. 780 million (US$ 19 million) in fiscal 2008 compared to Rs. 587 million (US$ 15 million) in fiscal 2007.

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At March 31,
	2007		2008		2008		2008/2007 % change
	(in millions, except percentages)
Cash and cash equivalents	Rs.	396,891	Rs.	453,287	US$	11,326	14.2%
Investments		1,206,167		1,600,468		39,992	32.7
Advances (net of provisions)		2,113,994		2,514,017		62,819	18.9
Fixed assets		43,402		46,783		1,169	7.8
Other assets		182,893		241,611		6,037	32.1
Total assets	Rs.	3,943,347	Rs.	4,856,166	US$	121,343	23.1%

Our total assets increased by 23.1% to Rs. 4,856.2 billion (US$ 121.3 billion) at year-end fiscal 2008 compared to Rs. 3,943.3 billion (US$ 98.5 billion) at year-end fiscal 2007, primarily due to an increase in advances, investments and other assets. Net advances increased by 18.9% to Rs. 2,514.0 billion (US$ 62.8 billion) from Rs. 2,114.0 billion (US$ 52.8 billion) primarily due to increase in advances of overseas branches and banking subsidiaries. Total investments at year-end fiscal 2008 increased by 32.7% to Rs. 1,600.5 billion (US$ 40.0 billion) from Rs. 1,206.2 billion (US$ 30.1 billion) at year-end fiscal 2007 primarily due to 13.0% increase in investments in government and other approved securities in India to Rs. 786.7 billion (US$ 19.7 billion) at year-end fiscal 2008 from Rs. 696.4 billion (US$ 17.4 billion) at year-end fiscal 2007 in line with the increase in our net demand and time liabilities and 56.5% increase in other investments (including bonds and other mortgage securities) to Rs. 427.9 billion (US$ 10.7 billion) from Rs. 273.4 billion (US$ 6.8 billion). Investments held to cover linked liabilities of ICICI Prudential Life Insurance Company increased by 92.8% to Rs. 248.5 billion (US$ 6.2 billion) at year-end fiscal 2008 from Rs. 128.9 billion (US$ 3.2 billion) at year-end fiscal 2007 primarily due to increase in our insurance business. Banks in India are required to maintain a specified percentage, currently 25%, of their net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities.

Other assets increased by 32.1% to Rs. 241.6 billion (US$ 6.0 billion) at year-end fiscal 2008 compared to Rs. 182.9 billion (US$ 4.6 billion) at year-end fiscal 2007, primarily due to an increase in receivables with respect to interest and fee income, sale of investments and deferred tax assets of ICICI Bank, India. Deferred tax assets increased by 124.7% to Rs. 17.3 billion (US$ 432 million) at year-end fiscal 2008 compared to Rs. 7.7 billion (US$ 192 million) at year-end fiscal 2007 primarily due to an increase in deferred tax asset created on incremental provisions for loan losses.

Liabilities and Stockholders’ Equity

The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders’ equity.

	At March 31,
	2007		2008		2008		2008/2007 % change
	(in millions, except percentages)
Deposits	Rs.	2,486,136	Rs.	2,769,832	US$	69,211	11.4%
Borrowings		616,595		845,661		21,131	37.1
Other liabilities(1)		581,742		768,758		19,209	32.1
Proposed dividend (including corporate dividend tax)		10,628		13,881		347	30.6
Minority interest		5,096		7,312		183	43.5
Total liabilities		3,700,197		4,405,444		110,081	19.1
Equity share capital		8,993		11,127		278	23.7
Preference share capital		3,500		3,500		87	0.0
Reserves and surplus		230,657		436,095		10,897	89.1
Total liabilities (including capital and reserves)	Rs.	3,943,347	Rs.	4,856,166	US$	121,343	23.1%
______________
(1)      Includes subordinated debt.

Deposits increased by 11.4% to Rs. 2,769.8 billion (US$ 69.2 billion) at year-end fiscal 2008 from Rs. 2,486.1 billion (US$ 62.1 billion) at year-end fiscal 2007 primarily due to increase in savings deposit by 43.2% to Rs. 537.6 billion (US$ 13.4 billion) at year-end fiscal 2008 from Rs. 375.3 billion (US$ 9.4 billion) and increase in time deposit by 4.5% to Rs. 1,982.5 billion (US$ 49.5 billion) at year-end fiscal 2008 from Rs. 1,896.3 billion (US$ 47.4 billion) at year-end fiscal 2007. Total deposits at year-end fiscal 2008 constituted 72.1% of our funding (i.e. deposit, borrowings and subordinated debts). Borrowings (excluding subordinated debt) increased by 37.1% to Rs. 845.7 billion (US$ 21.1 billion) at year-end fiscal 2008 from Rs. 616.6 billion (US$ 15.4 billion) at year-end fiscal 2007 primarily due to increase in foreign currency borrowings of our international branches and banking subsidiaries. Minority interest increased by 43.5% to Rs. 7.3 billion (US$ 183 million) at year-end fiscal 2008 from Rs. 5.1 billion (US$ 127 million) at year-end fiscal 2007 primarily due to increase of Rs. 8.0 billion (US$ 200 million) in share capital and reserves of our insurance subsidiaries. Stockholders’ equity increased to Rs. 447.2 billion (US$ 11.2 billion) at year-end fiscal 2008 from Rs. 239.7 billion (US$ 6.0 billion) at year-end fiscal 2007 primarily due to follow-on public offering and ADS offering aggregating Rs. 199.7 billion (US$ 5.0 billion) during the year.

Fiscal 2007 to Fiscal 2006

Summary

Net profit increased by 14.1% to Rs. 27.6 billion (US$ 690 million) for fiscal 2007 from Rs. 24.2 billion (US$ 605 million) for fiscal 2006, primarily due to a 49.5% increase in net interest income and a 68.9% increase in non-

interest income, offset in part, by a 70.4% increase in non-interest expenses and a significant increase of Rs. 14.3 billion (US$ 357 million) in provisions due to higher provisions created on standard assets, higher specific provisions against retail non-performing loans and lower level of write-backs.

Net interest income (net of amortization of premium on government securities) increased by 49.5% to Rs. 63.3 billion (US$ 1.6 billion) for fiscal 2007 from Rs. 42.3 billion (US$ 1.1 billion) for fiscal 2006, reflecting an increase of 51.0% in the average volume of interest-earning assets.

Non-interest income increased by 68.9% to Rs. 173.6 billion (US$ 4.3 billion) for fiscal 2007 from Rs. 102.8 billion (US$ 2.6 billion) for fiscal 2006 primarily due to a 87.6% increase in income from insurance business and 67.3% increase in commission, exchange and brokerage.

Non-interest expense increased by 70.4% to Rs. 180.1 billion (US$ 4.5 billion) for fiscal 2007 from Rs. 105.7 billion (US$ 2.6 billion) in fiscal 2006 primarily due to an increase of 92.1% in expenses pertaining to insurance business, 54.1% in employee expenses and 82.9% in other administrative expenses.

Provisions and contingencies (excluding provisions for tax) increased to Rs. 22.8 billion (US$ 570 million) in fiscal 2007 from Rs. 8.5 billion (US$ 212 million) in fiscal 2006 primarily due to higher provisions created on standard assets, in accordance with the revised guidelines issued by the Reserve Bank of India, a higher level of specific provisioning on retail loans due to change in the portfolio mix towards non-collateralized loans and seasoning of the retail loan portfolio, and lower level of write-backs.

Gross restructured loans decreased by 9.1% to Rs. 50.4 billion (US$ 1.3 billion) at year-end fiscal 2007 from Rs. 55.5 billion (US$ 1.4 billion) at year-end fiscal 2006 primarily due to transfer of certain loans to an asset reconstruction company, on being classified as non-performing. Gross non-performing assets increased by 84.3% to Rs. 42.6 billion (US$ 1.1 billion) at year-end fiscal 2007 from Rs. 23.1 billion (US$ 577 million) at year-end fiscal 2006 primarily due to increase in retail non-performing loans due to change in the portfolio mix towards non-collateralized loans and seasoning of the retail loan portfolio.

Total assets increased by 42.2% to Rs. 3,943.3 billion (US$ 98.5 billion) at year-end fiscal 2007 compared to Rs. 2,772.3 billion (US$ 69.3 billion) at year-end fiscal 2006 primarily due to an increase of 35.3% in loans and 43.6% in investments.

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Year ended March 31,
	2006		2007		2007		2007/2006 % change
	(in millions, except percentages)
Interest income(1)	Rs.	143,335	Rs.	240,026	US$	5,998	67.5%
Interest expense		(1 01,015)		(176,757)		(4,417)	75.0
Net interest income	Rs.	42,320	Rs.	63,269	US$	1,581	49.5%
_____________
(1)
Net of amortization of premium on government securities. The amortization of premium on government securities has been reclassified under interest income from investment as per the revised guidelines of the Reserve Bank of India.

Net interest income (net of amortization of premium on government securities) increased by 49.5% to Rs. 63.3 billion (US$ 1.6 billion) in fiscal 2007 from Rs. 42.3 billion (US$ 1.1 billion) in fiscal 2006 reflecting mainly the following:

•	an increase of Rs. 921.9 billion (US$ 23.0 billion) or 51.0% in the average volume of interest-earning assets; and

•	net interest margin of 2.3% in fiscal 2007 remaining the same as in fiscal 2006.

In February 2006, the Reserve Bank of India issued guidelines on accounting for securitization of standard assets. In accordance with these guidelines, with effect from February 1, 2006, we account for any loss on securitization immediately at the time of sale and the profit/premium arising on account of securitization is amortized over the life of the asset. Prior to February 1, 2006, profit arising on account of securitization was recorded at the time of sale. Interest income for fiscal 2007 reflected a loss from sell-down of loans as compared to a gain accounting for approximately 10.8% of net interest income in fiscal 2006, due to the impact of these guidelines requiring amortization of profit on securitization from February 1, 2006 and the prevailing liquidity and interest rate scenario.

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

The average volume of interest-earning assets increased by 51.0% or Rs. 921.9 billion (US$ 23.0 billion) to Rs. 2,728.5 billion (US$ 68.2 billion) during fiscal 2007 from Rs. 1,806.6 billion (US$ 45.1 billion) during fiscal 2006, primarily due to an increase in average advances by Rs. 563.6 billion (US$ 14.1 billion) and an increase in average investments by Rs. 272.2 billion (US$ 6.8 billion). Average advances increased by 47.0% to Rs. 1,763.9 billion (US$ 44.1 billion) in fiscal 2007 from Rs. 1,200.3 billion (US$ 30.0 billion) in fiscal 2006 primarily due to increased disbursements of retail finance loans offset, in part, by the sell-down/securitization and repayments of loans. The average volume of interest-earning foreign currency assets increased by 90.7% to Rs. 525.0 billion (US$ 13.1 billion) during fiscal 2007 from Rs. 275.3 billion (US$ 6.9 billion) during fiscal 2006 primarily due to increased business volumes of our international branches and banking subsidiaries.

Interest income increased by 67.5% to Rs. 240.0 billion (US$ 6.0 billion) for fiscal 2007 from Rs. 143.3 billion (US$ 3.6 billion) for fiscal 2006 primarily due to an increase of 51.0% in the average volume of total interest-earning assets to Rs. 2,728.5 billion (US$ 68.2 billion) during fiscal 2007 from Rs. 1,806.6 billion (US$ 45.1 billion) during fiscal 2006. The overall yield on average interest-earning assets increased to 8.8% for fiscal 2007 from 7.9% for fiscal 2006 primarily due to increase in yield on advances to 9.6% for fiscal 2007 from 8.9% for fiscal 2006 and increase in yield on investments to 7.4% for fiscal 2007 from 6.3% for fiscal 2006. The yield on advances has increased despite the significant decline in income from sell-down of loans due to an increase in lending rates in line with the general increase in interest rates and increase in the volumes of certain high yielding loan products. The ICICI Bank Benchmark Advance Rate (ICICI Bank’s prime lending rate) has increased by 300 basis points during fiscal 2007. Our reference rate for floating rate home loans has increased by 350 basis points during the same period. The yield on average earning investments increased primarily due to an increase in the yield on average government securities by 110 basis points to 6.8% in fiscal 2007 from 5.7% in fiscal 2006.

Total interest expense increased by 75.0% to Rs. 176.8 billion (US$ 4.4 billion) during fiscal 2007 from Rs. 101.0 billion (US$ 2.5 billion) during fiscal 2006 primarily due to an increase of 50.8% in average interest-bearing liabilities to Rs. 2,707.5 billion (US$ 67.7 billion) in fiscal 2007 from Rs. 1,795.2 billion (US$ 44.9 billion) in fiscal 2006. Average deposits, with an average cost of 6.2% for fiscal 2007, constituted 74.4% of total average interest-bearing liabilities compared to 69.9% of the total average interest-bearing liabilities with a cost of 4.8% for fiscal 2006. Our cost of deposits has increased by 1.4% to 6.2% in fiscal 2007 from 4.8% in fiscal 2006 consequent to general increase in interest rates reflecting tight systemic liquidity scenario, particularly in the second half of fiscal 2007 and resulting in an increase in deposit rates for retail and other customers. The average cost of total borrowings including subordinated debt decreased to 7.5% in fiscal 2007 from 7.7% in fiscal 2006 primarily due to increase in foreign currency borrowings and repayment of high cost borrowings of ICICI.

Our net interest margin remained constant at 2.3% in fiscal 2007 as compared to fiscal 2006. Net interest margin is expected to continue to be lower than other banks in India until we increase the proportion of retail deposits including low cost deposits in our total funding. The net interest margin is also impacted by the relatively lower net interest margin earned by our foreign branches, which is offset by the higher fee income that we are able to earn by leveraging our international presence and our ability to meet the foreign currency borrowing requirements of Indian companies.

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

	Year ended March 31,
	2006		2007		2007		2007/2006 % change
	(in millions, except percentages)
Commission, exchange and brokerage	Rs.	32,546	Rs.	54,432	US$	1,360	67.3%
Profit/(loss) on sale of investments (net)		10,989		14,062		351	28.0
Profit/(loss) on revaluation of investments (net)		(504)		(1,790)		(45)	255.2
Profit/(loss) on sale of land, buildings and other assets (net)		52		351		9	575.5
Profit/(loss) on foreign exchange transactions (net)		4,452		8,435		211	89.5
Income pertaining to insurance business (1)		50,704		95,126		2,377	87.6
Miscellaneous income (including lease income)		4,581		2,996		75	(34.6)
Total other income	Rs.	102,820	Rs.	173,612	US$	4,338	68.9%
_______________
(1)     The amount of premium ceded on re-insurance has been reclassified from expenses pertaining to insurance business and netted off from non-interest income.

Non-interest income increased by 68.9% for fiscal 2007 to Rs. 173.6 billion (US$ 4.3 billion) from Rs. 102.8 billion (US$ 2.6 billion) for fiscal 2006 primarily due to a 67.3% increase in commission, exchange and brokerage to Rs. 54.4 billion (US$ 1.4 billion) in fiscal 2007 from Rs. 32.5 billion (US$ 812 million) in fiscal 2006 and a 87.6% increase in income pertaining to insurance business to Rs. 95.1 billion (US$ 2.4 billion) in fiscal 2007 from Rs. 50.7 billion (US$ 1.3 billion) in fiscal 2006.

Commission, exchange and brokerage increased by 67.3% to Rs. 54.4 billion (US$ 1.4 billion) in fiscal 2007 from Rs. 32.5 billion (US$ 812 million) primarily due to growth in fee income from retail products and services, including fee arising from retail asset products and credit cards, retail liability related fee income like account servicing charges, third party distribution fees and fees from small enterprise customers. Fees from commercial banking operations for corporate and international customers also witnessed strong growth. Commission, exchange and brokerage of our United Kingdom subsidiary increased by 61.4% to Rs. 1.7 billion (US$ 42 million) in fiscal 2007 from Rs. 1.1 billion (US$ 27 million) in fiscal 2006 primarily due to increase in fees from structuring and syndication of financing transactions. Commission, exchange and brokerage of our investment banking subsidiary increased to Rs. 6.7 billion (US$ 167 million) in fiscal 2007 from Rs. 3.0 billion (US$ 75 million) in fiscal 2006 primarily due to increase in the advisory fees and the income of ICICI Web Trade Limited which was amalgamated with our investment banking subsidiary with effect from April 1, 2006.

Profit on sale of investments increased by 28.0% to Rs. 14.1 billion (US$ 352 million) in fiscal 2007 from Rs. 11.0 billion (US$ 275 million) in fiscal 2006 primarily due to higher level of gains from equity divestments, offset in part by lower profits on proprietary trading as a result of the sharp fall in the equity markets in May 2006 and adverse conditions in debt markets. Income from foreign exchange transaction includes income from derivatives reflecting primarily the transactions undertaken with customers by us and hedged in the inter-bank market, and income from merchant foreign exchange transactions. Income from foreign exchange transactions increased by 89.5% to Rs. 8.4 billion (US$ 210 million) in fiscal 2007 from Rs. 4.5 billion (US$ 112 million) in fiscal 2006 primarily due to increase in the volumes of the foreign exchange transactions, including the derivative transactions undertaken with customers by us and hedged in the inter-bank market.

Income pertaining to insurance business representing premium income of our life and general insurance subsidiaries increased by 87.6% to Rs. 95.1 billion  (US$ 2.4 billion) in fiscal 2007 from Rs. 50.7 billion (US$ 1.3 billion) in fiscal 2006. The income pertaining to insurance business includes Rs. 81.4 billion (US$ 2.0 billion) from our life insurance business and Rs. 13.7 billion (US$ 342 million) net written premium from our general insurance business. The new business premium of ICICI Prudential Life Insurance Company Limited increased by 98.4% to Rs. 51.6 billion (US$ 1.3 billion) in fiscal 2007 from Rs. 26.0 billion (US$ 650 million) in fiscal 2006. The gross written premium of ICICI Lombard General Insurance Company Limited increased by 88.7% to Rs. 30.0 billion (US$ 750 million) in fiscal 2007 from Rs. 15.9 billion (US$ 397 million) in fiscal 2006. We recognize life insurance premium as income when due. Premium on lapsed policies is recognized as income when such policies are reinstated. General insurance premium is recognized as income over the period of risks or the contract period. Any subsequent revision to premium is recognized over the remaining period of risks or contract period.

Miscellaneous income declined by 34.6% to Rs. 3.0 billion (US$ 75 million) in fiscal 2007 from Rs. 4.6 billion (US$ 115 million) in fiscal 2006 primarily due to decline in lease income by 34.0% to Rs. 2.4 billion (US$ 60 million) in fiscal 2007 from Rs. 3.6 billion (US$ 90 million) in fiscal 2006.

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Year ended March 31,
	2006		2007		2007		2007/2006 % change
	(in millions, except percentages)
Payments to and provisions for employees	Rs.	17,112	Rs.	26,365	US$	659	54.1%
Depreciation on own property		3,908		4,272		107	9.3
Auditor’s fees and expenses		43		64		2	48.1
Other administrative expenses		26,563		48,588		1,214	82.9
Operating expenses		47,626		79,289		1,982	66.5
Direct marketing agency expenses		11,911		15,602		390	31.0
Depreciation on leased assets		2,771		1,883		47	(32.1)
Expenses pertaining to insurance business (1)		43,389		83,358		2,083	92.1
Total non-interest expenses	Rs.	105,697	Rs.	180,132	US$	4,502	70.4%
_______________
(1)       The amount of premium ceded on re-insurance has been reclassified from expenses pertaining to insurance business and netted off from non-interest income.

Non-interest expense increased by 70.4% to Rs. 180.1 billion (US$ 4.5 billion) in fiscal 2007 from Rs. 105.7 billion (US$ 2.6 billion) in fiscal 2006 primarily due to an increase of 92.1% in expenses pertaining to the insurance business, increase of 54.1% in employee expenses and 82.9% increase in other administrative expenses.

Employee expenses increased by 54.1% to Rs. 26.4 billion (US$ 660 million) in fiscal 2007 from Rs. 17.1 billion (US$ 427 million) in fiscal 2006, primarily due to 47.4% increase in the number of employees. The employee expenses for ICICI Bank increased by 49.4% to Rs. 16.2 billion (US$ 405 million) in fiscal 2007 from Rs. 10.8 billion (US$ 270 million) in fiscal 2006 primarily due to a 31.3% increase in the number of employees to 33,321 at year-end fiscal 2007 from 25,384 at year-end fiscal 2006 and annual increase in the salaries and higher cost due to monetization of benefits on loan facilities available to employees at concessional rates of interests and other employee benefits. The employee expenses for ICICI Prudential Life Insurance Company increased by 78.2% to Rs. 5.2 billion (US$ 130 million) in fiscal 2007 from Rs. 2.9 billion (US$ 72 million) in fiscal 2006 primarily due to a 111.8% increase in number of employees to 16,317 at year-end fiscal 2007 from 7,704 at year-end fiscal 2006. The employee expenses for ICICI Lombard General Insurance Company increased by 103.1% to Rs. 2.4 billion (US$ 60 million) in fiscal 2007 from Rs. 1.2 billion (US$ 30 million) in fiscal 2006 primarily due to a 108.9% increase in number of employees to 4,770 at year-end fiscal 2007 from 2,283 at year-end fiscal 2006. The increase in employees was commensurate with the growth in businesses.

 Other administrative expenses increased by 82.9% to Rs. 48.6 billion (US$ 1.2 billion) in fiscal 2007 from Rs. 26.6 billion (US$ 665 million) in fiscal 2006 primarily due to the increased volume of business, particularly in retail business and include maintenance of ATMs, credit card related expenses, call center expenses and technology expenses. The number of branches (excluding foreign branches and offshore banking units) and extension counters increased to 755 at year-end fiscal 2007 from 614 at year-end fiscal 2006. The number of ATMs increased to 3,271 at year-end fiscal 2007 from 2,200 at year-end fiscal 2006. The number of branches and offices of our insurance subsidiaries increased to 803 at year-end fiscal 2007 from 463 at year-end fiscal 2006.

Direct marketing agency expenses increased by 31.0% to Rs. 15.6 billion (US$ 390 million) in fiscal 2007 from Rs. 11.9 billion (US$ 297 million) in fiscal 2006 in line with the growth in our business volumes. We use marketing agents, called direct marketing agents or associates, for sourcing our retail assets. We include commissions paid to these direct marketing agents of our retail assets in non-interest expense. These commissions are expensed upfront and not amortized over the life of the loan.

Expenses pertaining to insurance business, representing provisions for claims, contribution to linked business, commissions paid and reserving for actuarial liability increased by 92.1% to Rs. 83.4 billion (US$ 2.1 billion) in fiscal 2007 from Rs. 43.4 billion (US$ 1.1 billion) in fiscal 2006 primarily due to higher business levels in fiscal 2007. The provisions for claims are determined based on actuarial valuation. In line with Indian accounting norms for insurance companies we do not amortize the customer acquisition cost, but account for the expenses upfront.

Provisions for Non-performing Assets and Restructured Loans

The following table sets forth, at the dates indicated, certain information regarding restructured loans and non-performing assets.

	At March 31,
	2006		2007		2007		2007/2006 % change
	(in millions, except percentages)
Gross restructured loans(1)	Rs.	55,463	Rs.	50,407	US$	1,260	(9.1)%
Provisions for restructured loans(1)		(2,305)		(1,581)		(40)	(31.4)
Net restructured loans		53,158		48,826		1,220	(8.1)
Gross non-performing assets		23,086		42,557		1,063	84.3
Provisions for non-performing assets(2)		(12,280)		(22,249)		(556)	81.2
Net non-performing assets		10,806		20,308		507	87.9
Gross restructured loans and non-performing assets		78,549		92,964		2,323	18.4
Provision for restructured loans and non-performing assets(3)		(14,585)		(23,830)		(595)	63.4
Net restructured loans and non-performing assets		63,964		69,134		1,728	8.1
Gross customer assets		1,638,525		2,234,339		55,831	36.4
Net customer assets		1,622,675		2,209,078		55,199	36.1%
Gross restructured loans as a percentage of gross customer assets		3.4%		2.3%
Gross non-performing assets as a percentage of gross customer assets		1.4		1.9
Net restructured loans as a percentage of net customer assets…………..		3.3		2.2
Net non-performing assets as a percentage of net customer assets		0.7		0.9
Provisions on restructured loans as a percentage of gross restructured assets		4.2		3.1
Provisions on non-performing assets as a percentage of gross non-performing assets		53.2		52.3
Provisions as a percentage of gross customer assets(4)		1.3		1.7
______________
(1)	Includes debentures.

(2)	Includes interest suspense.

(3)	Excludes technical write-offs.

(4)	Includes provision against continuing restructured loans, loans classified as non-performing assets and general provision on performing assets as required by the Reserve Bank of India.

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

Gross restructured loans decreased by 9.1% to Rs. 50.4 billion (US$ 1.3 billion) at year-end fiscal 2007 from Rs. 55.5 billion (US$ 1.4 billion) at year-end fiscal 2006 primarily due to transfer of certain loans to an asset reconstruction company, on being classified as non-performing. Gross non-performing assets increased by 84.3% to Rs. 42.6 billion (US$ 1.1 billion) at year-end fiscal 2007 from Rs. 23.1 billion (US$ 577 million) at year-end fiscal 2006 primarily due to an increase in retail non-performing loans due to a change in the portfolio mix towards non-collateralized loans and seasoning of the retail loan portfolio. We sold gross aggregate value of assets amounting to Rs. 9.8 billion (US$ 245 million) to an asset reconstruction company during fiscal 2007. As a percentage of net customer assets, net restructured loans were 2.2% at year-end fiscal 2007 compared to 3.3% at year-end fiscal 2006 and net non-performing assets were 0.9% at year-end fiscal 2007 compared to 0.7% at year-end fiscal 2006.

The following table sets forth, for the period indicated, the composition of provision and contingencies, excluding provision for tax.

	Year ended March 31,
	2006		2007		2007		2007/2006 % change
	(in millions, except percentages)
Provisions for investments (including credit substitutes)(net) (1)	Rs.	134	Rs.	384	US$	10	187.0%
Provision for non-performing assets		4,689		14,553		364	210.4
Provision for standard assets		3,428		7,529		188	119.6
Others		204		308		8	51.1
Total provisions and contingencies (excluding tax)	Rs.	8,455	Rs.	22,774	US$	570	169.4%
_______________
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

Provisions and contingencies (excluding provisions for tax) increased to Rs. 22.8 billion (US$ 570 million) in fiscal 2007 from Rs. 8.5 billion (US$ 212 million) in fiscal 2006 primarily due to higher provisions of about Rs. 4.1 billion (US$ 102 million) made on standard assets in accordance with the revised guidelines issued by the Reserve Bank of India, a significantly lower level of write-backs in fiscal 2007 compared to about Rs. 6.6 billion (US$ 165 million) write-backs in fiscal 2006, provisions of about Rs. 1.1 billion (US$ 27 million) on account of frauds in rural portfolio, primarily in our warehouse receipt financing business and a higher level of specific provisioning on retail and other loans. The increase in provisioning on retail loans primarily reflects the growth in retail loans, seasoning of the retail loan portfolio and the change in the portfolio mix towards non-collateralized retail loans where credit losses are higher, but the higher losses are more than offset by the higher yield on such loans.

Under the Reserve Bank of India guidelines issued in September 2005, banks were required to make a general provision of 0.4% on standard loans (excluding loans to agricultural sector and to small and medium enterprises). In May 2006, the general provisioning requirement for personal loans and advances qualifying as capital market exposure, residential housing loans beyond Rs. 2.0 million (US$ 49,975) and commercial real estate was further increased to 1.0% from 0.4%. In January 2007, the general provisioning requirement for personal loans, credit card receivables, loans and advances qualifying as capital market exposure, commercial real estate loans and advances to non-deposit taking systematically important non-banking financial companies was increased to 2.0%. As a result, general provision on standard assets increased by 115.6% to Rs. 7.5 billion (US$ 187 million) in fiscal 2007 from Rs. 3.4 billion (US$ 85 million) in fiscal 2006.

Tax Expense

Total tax expense was Rs. 7.6 billion (US$ 190 million) for fiscal 2007 compared to Rs. 7.0 billion (US$ 175 million) in fiscal 2006. Income tax expense was Rs. 7.0 billion (US$ 175 million) for fiscal 2007 compared to Rs. 6.6 billion (US$ 165 million) in fiscal 2006. The effective rate of income tax expense was 20.7% for fiscal 2007 compared to the effective rate of income tax expense of 21.2% for fiscal 2006. The effective income tax rate of 20.7% for fiscal 2007 was lower compared to the statutory tax rate of 33.66% primarily due to concessional rate of tax on capital gains, exemption of dividend income, deduction towards special reserve and deduction of income of offshore banking unit.

The Indian Finance Act, 2005 imposed an additional income tax on companies called fringe benefit tax. Pursuant to this Act, companies are deemed to have provided fringe benefits to the employees if certain defined expenses are incurred. A portion of these expenses is deemed to be a fringe benefit to the employees and subjects us to tax at a rate of 30%, exclusive of applicable surcharge and cess. This tax is effective from April 1, 2005. The fringe benefit tax expense amounted to Rs. 587 million (US$ 15 million) for fiscal 2007.

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At March 31,
	2006		2007		2007		2007/2006 % change
	(in millions, except percentages)
Cash and cash equivalents	Rs.	182,551	Rs.	396,891	US$	9,917	117.4%
Investments		840,139		1,206,167		30,139	43.6
Advances (net of provisions)		1,562,603		2,113,994		52,823	35.3
Fixed assets		41,429		43,402		1,085	4.8
Other assets		145,574		182,893		4,570	25.6
Total assets	Rs.	2,772,296	Rs.	3,943,347	US$	98,534	42.2%

Our total assets increased by 42.2% to Rs. 3,943.3 billion (US$ 98.5 billion) at year-end fiscal 2007 compared to Rs. 2,772.3 billion (US$ 69.3 billion) at year-end fiscal 2006, primarily due to an increase in advances, investments and balances maintained with Reserve Bank of India. Net Advances increased by 35.3% to Rs. 2,114.0 billion (US$ 52.8 billion) from Rs. 1,562.6 billion (US$ 39.0 billion) primarily due to increase in retail advances in accordance with our strategy of growth in our retail portfolio, offset, in part by reduction in advances due to repayments and securitizations. Total investments at year-end fiscal 2007 increased by 43.6% to Rs. 1,206.2 billion (US$ 30.1 billion) from Rs. 840.1 billion (US$ 21.0 billion) at year-end fiscal 2006 primarily due to 31.9% increase in investments in government and other approved securities in India to Rs. 696.4 billion (US$ 17.4 billion) at year-end fiscal 2007 from Rs. 528.3 billion (US$ 13.2 billion) at year-end fiscal 2006 and 67.0% increase in other investments (including bonds and other mortgage securities) to Rs. 273.4 billion (US$ 6.8 billion) from Rs. 163.7 billion (US$ 4.1 billion). Banks in India are required to maintain a specified percentage, currently 25%, of their net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities. Cash and cash equivalents increased by 117.4% to Rs. 396.9 billion (US$ 9.9 billion) from Rs. 182.6 billion (US$ 4.6 billion) primarily due to increase in balance maintained with Reserve Bank of India due to increase in cash reserve ratio from 5.0% at year-end 2006 to 6.5% effective at year-end fiscal 2007 and higher liquid cash balances maintained by overseas branches and banking subsidiaries. Total assets of our overseas offices (including overseas banking unit in Mumbai) increased by 77.4% to Rs 591.4 billion (US$ 14.8 billion) at year-end fiscal 2007 from Rs. 333.4 billion

(US$. 8.3 billion) at fiscal 2006 primarily due to an increase in the total assets of our United Kingdom banking subsidiary, Singapore branch and Bahrain branch.

Liabilities and Stockholders’ Equity

The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders’ equity.

	At March 31,
	2006		2007		2007		2007/2006 % change
	(in millions, except percentages)
Deposits	Rs.	1,724,510	Rs.	2,486,136	US$	62,122	44.2%
Borrowings		450,000		616,595		15,407	37.0
Other liabilities(1)		360,310		581,742		14,536	61.5
Proposed dividend (including corporate dividend tax)		8,809		10,628		266	20.7
Minority interest		2,749		5,096		127	85.3
Total liabilities		2,546,378		3,700,197		92,458	45.3
Equity share capital		8,898		8,993		225	1.1
Preference share capital		3,500		3,500		87	0.0
Reserves and surplus		213,520		230,657		5,764	8.0
Total liabilities (including capital and reserves)	Rs.	2,772,296	Rs.	3,943,347	US$	98,534	42.2%
________________
(1) Includes subordinated debt.

Deposits increased by 44.2% to Rs. 2,486.1 billion (US$ 62.1 billion) at year-end fiscal 2007 from Rs. 1,724.5 billion (US$ 43.1 billion) at year-end fiscal 2006 primarily due to increase in savings deposit by 54.7% to Rs. 375.3 billion (US$ 9.4 billion) at year-end fiscal 2007 from Rs. 242.6 billion (US$ 6.1 billion) and increase in time deposit by 44.5% to Rs. 1,827.2 billion (US$ 45.7 billion) at year-end fiscal 2007 from Rs. 1,264.8 billion (US$ 31.6 billion) at year-end fiscal 2006. This significant growth in deposits was primarily achieved through increased focus on retail and corporate customers by offering a wide range of products designed to meet varied individual and corporate needs and leveraging our network of branches, extension counters and ATMs. This is commensurate with our focus of increased funding through deposits. Total deposits at year-end fiscal 2007 constituted 75.0% of our funding (i.e. deposit, borrowings and subordinated debts). Borrowings (excluding subordinated debt) increased by 37.0% to Rs. 616.6 billion (US$ 15.4 billion) at year-end fiscal 2007 from Rs. 450.0 billion (US$ 11.2 billion) at year-end fiscal 2006 primarily due to increase in foreign currency borrowings of our international branches and banking subsidiaries. Minority interest increased by 85.3% to Rs. 5.1 billion (US$ 127 million) at year-end fiscal 2007 from Rs. 2.8 billion (US$ 70 million) at year-end fiscal 2006 primarily due to increase of Rs. 8.7 billion (US$ 217 million) in share capital and reserves of our insurance subsidiaries. Stockholders’ equity increased to Rs. 239.7 billion (US$ 6.0 billion) at year-end fiscal 2007 from Rs. 222.4 billion (US$ 5.6 billion) at year-end fiscal 2006 primarily due to retained earnings for the year and exercise of employee stock option. As per the transition provision for Accounting Standard 15 – (Revised) on “Accounting for retirement benefits in financial statements of employer”, the difference in liability on account of retirement benefits created by us at March 31, 2006 due to the revised standard have been adjusted in reserves and surplus.

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

	Notional principal amounts								Balance sheet credit exposure(1)
	At March 31								At March 31
	2006		2007		2008		2008		2006		2007		2008		2008
	(in millions)
Interest rate products:
Swap agreements	Rs.	2,720,713	Rs.	3,454,593	Rs.	7,440,119	US$	185,910	Rs.	2,800	Rs.	10,595	Rs.	30,346	US$	758
Others		49,390		1,044		115,266		2,880		18		-		72		2
Total interest rate products	Rs.	2,770,103	Rs.	3,455,637	Rs.	7,555,385	US$	188,790	Rs.	2,818	Rs.	10,595	Rs.	30,418	US$	760
Foreign exchange products:
Forward contracts	Rs.	919,149	Rs.	248,088	Rs.	2,086,254	US$	52,130	Rs.	1,987	Rs.	1,140	Rs.	(2,402)	US$	(60)
Swap agreements		25,194		1,005,899		1,158,421		28,946		51		750		(1,046)		(26)
Others		254,882		822,707		1,084,023		27,087		446		(620)		426		11
Total foreign exchange products	Rs.	1,199,225	Rs.	2,076,694	Rs.	4,328,698	US$	108,163	Rs.	2,484	Rs.	1,270	Rs.	(3,022)	US$	(75)
_________________
(1)	Denotes the mark-to-market impact of the derivative and foreign exchange products on the reporting date.

The notional principal amount of interest rate products increased to Rs. 7,555.4 billion (US$ 188.8 billion) at year-end fiscal 2008 compared to Rs. 3,455.6 billion (US$ 86.3 billion) at year-end fiscal 2007. The notional principal amount of foreign exchange products increased to Rs. 4,328.7 billion (US$ 108.2 billion) at year-end fiscal 2008 compared to Rs. 2,076.7 billion (US$ 51.9 billion) at year-end fiscal 2007. This significant increase in the volumes of interest rates swaps and foreign exchange forward contracts was primarily due to increased transactions carried out by us on behalf of our customers and growth in the market for such products. Market volumes have also increased significantly during this period. As an active player and market-maker in swap and forward exchange contract markets and due to the fact that reduction in positions is generally achieved by entering into offsetting transactions rather than termination/cancellation of existing transactions, we have seen a substantial increase in the notional principal of our swap portfolio during this period.

An interest rate swap does not entail exchange of notional principal and the cash flow arises on account of the difference between the interest rate pay and receive legs of the swap which is generally much lower than the notional principal of the swap. A large proportion of interest rate swaps, currency swaps and forward exchange contracts are on account of market making which involves providing regular two-way prices to customers or inter-bank counter-parties. This results in generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio. For example, if a transaction entered into with a customer is covered by an exactly opposite transaction entered into with another counter-party, the net market risk of the two transactions will be zero whereas, the notional principal of the portfolio will be the sum of both transactions. The Bank deals in credit derivative instruments including credit default swaps, credit linked notes, collateralized debt obligations and principal protected structures. The notional principal amount of these credit derivatives outstanding at March 31, 2008 was Rs. 27,067.6 million (US$ 676 million) in funded instruments and Rs. 58,597.9 million (US$ 1,464 million) in non-funded instruments which includes Rs. 200.6 million (US$ 5 million) of protection bought by ICICI Bank. As on September 5, 2008 the notional principal amount of these credit derivatives outstanding was Rs. 24,327.0 million (US$ 608 million) in funded instruments and Rs. 41,999.8 million (US$ 1,049 million) in non-funded instruments.

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

We may sometimes invest in financial assets such as mortgage loans, commercial vehicles and trade receivables transferred in pass-through securitizations. An originator of a typical securitization transfers a portfolio of financial assets to a special purpose entity, commonly a Trust. We account for these investments at inception at acquisition price.

Loan Commitments

We have outstanding undrawn commitments to provide loans and financing to customers. These loan (including fungible commitments on non-fund facility) commitments aggregated Rs. 733.5 billion (US$ 18.3 billion) as of March 31, 2008 compared to Rs. 401.7 billion (US$ 10.0 billion) as of March 31, 2007. The interest rate on fund-based commitments is dependent on the lending rates on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are contingent upon the borrower’s ability to maintain specific credit standards.

Capital Commitments

We are obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. As of the balance sheet date, work had not been completed to this extent. Estimated amounts of contracts remaining to be executed on capital projects increased to Rs. 18.0 billion (US$ 450 million) as of March 31, 2008 from Rs. 3.7 billion (US$ 92 million) as of March 31, 2007 primarily due to new projects being taken up by ICICI Bank as part of expansion and creating large infrastructure and new offices at various locations in India.

Operating Lease Commitments

We have commitments under long-term operating leases principally for premises. The following table sets forth, a summary of future minimum lease rental commitments at year-end fiscal 2008.

Lease rental commitments for fiscal	(in millions)

2009	Rs.	1,635
2010		1,793
2011		1,351
2012		1,199
2013		784
Thereafter		1,693
Total minimum lease commitments	Rs.	8,455

Guarantees

As a part of our financing activities, we issue guarantees to enhance the credit standing of our customers. The guarantees are generally for a period not exceeding 10 years. The credit risks associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. We have the same appraisal process for guarantees as that for any other loan product. Guarantees increased by 49.8% to Rs. 466.7 billion (US$ 11.7 billion) at year-end fiscal 2008 from Rs. 311.6 billion (US$ 7.8 billion) at year-end fiscal 2007.

The following table sets forth, at the dates indicated, guarantees outstanding.

	At March 31,
	2006		2007		2007/2006 % change	2008		2007		2008/2007 % change
	(in millions, except percentages)
Financial guarantees(1)	Rs.	68,660	Rs.	116,303	69.4%	Rs.	163,745	US$	4,092	40.8%
Performance guarantees(2)		133,079		195,272	46.7%		302,988		7,571	55.2%
Total guarantees	Rs.	201,739	Rs.	311,575	54.4%	Rs.	466,733	US$	11,663	49.8%
______________
(1)	Consists of instruments guaranteeing the timely contractual payment of loan obligations, primarily to foreign lenders on behalf of project companies.

(2)	Consists of instruments guaranteeing the performance by a company of an obligation, such as exports.

The following table sets forth contractual obligations on long-term debt, operating lease and guarantees at year-end fiscal 2008.

	Payments due by period
Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in millions)
Long-term debt obligations	Rs.	645,924	Rs.	76,536	Rs.	220,888	Rs.	160,396	Rs.	188,104
Operating lease obligations		8,455		1,635		1,738		1,263		1,693
Guarantees
Financial guarantees		163,745		91,285		47,801		23,168		1,491
Performance guarantees		302,988		112,783		126,638		47,332		16,235
Total	Rs.	1,121,112	Rs.	282,239	Rs.	397,065	Rs.	232,159	Rs.	207,523

Capital Resources

ICICI Bank is subject to the capital adequacy norms stipulated by the Reserve Bank of India. As per the earlier capital adequacy guidelines (Basel I), we were required to maintain a minimum ratio of total capital to risk adjusted assets and off-balance sheet items of 9.0%, at least half of which must be Tier-1 capital. On April 27, 2007, the Reserve Bank of India issued prudential guidelines on Capital Adequacy and Market Discipline – Implementation of the New Capital Adequacy Framework, which are applicable to all banks with international presence, from March 31, 2008. Under the new guidelines (Basel II), which are now applicable to us, we are required to maintain a minimum ratio of total capital to risk adjusted assets of 9.0%, with a minimum Tier-1 capital ratio of 6.0%. The other key changes under the new guidelines are:

•
Investment above 30% in paid-up equity capital, of financial entities which are not consolidated for capital adequacy (including insurance entities) and investments in other instruments eligible for regulatory capital status in those entities have been deducted 50% from Tier-1 and 50% from Tier-2 capital, while earlier only equity investments in subsidiaries were deducted entirely from Tier-1 capital.

•	Capital charge has been introduced for operational risk.

•
Under the Basel I guidelines, residential mortgages attract risk weight of 50% for loans up to Rs. 3.0 million and 75% for loans greater than Rs. 3 million. Under the Basel II guidelines, residential mortgages attract a risk weight of 50% for loans up to Rs. 3 million with loan-to-value ratio less than 75%, 75% for loans greater than Rs. 3.0 million with loan-to-value ratio less than 75% and 100% for all other loans.

•
Under the Basel I guidelines, claims on corporates are risk weighted at 100%, while corporate claims are risk weighted as per the external rating of the corporate under the Basel II guidelines. Further, the Reserve Bank of India has stipulated that for fiscal 2009, all fresh sanctions or renewals in respect of unrated claims on corporates in excess of Rs. 500 million would attract a risk weight of 150%. With effect from April 1, 2009, all fresh sanctions or renewals in respect of unrated claims on corporates in excess of Rs. 100 million will attract a risk weight of 150%.

Consumer credit and capital market claims attract 125% risk weight and commercial real estate claims attracts 150% risk weight under both Basel I and Basel II guidelines. Our Tier-1 capital after deductions, under the new guidelines is higher compared to the Basel I guidelines, while risk weighted assets under Basel II guidelines are higher than under Basel I guidelines. Our capital adequacy calculated in accordance with the Basel I guidelines at year-end fiscal 2008 was 14.92%, including Tier-1 capital adequacy ratio of 11.32% and Tier-2 capital adequacy ratio of 3.60%. The capital adequacy calculated in accordance with the Basel II guidelines at year-end fiscal 2008 was 13.97%, including Tier-1 capital adequacy ratio of 11.76% and Tier-2 capital adequacy ratio of 2.20%.

The following table sets forth, at the dates indicated, risk-based capital, risk-weighted assets and risk-based capital adequacy ratios computed in accordance with the Reserve Bank of India guidelines under the Basel I and Basel II and based on ICICI Bank’s unconsolidated financial statements prepared in accordance with Indian GAAP.

	As per the Reserve Bank of India guidelines under Basel I				As per the Reserve Bank of India guidelines under Basel II
	As at March 31,
	2007		2008		2008		2008
	(in millions)
Tier 1 capital	Rs.	215,033	Rs.	381,340	Rs.	421,724	US$	10,538
Tier 2 capital		123,929		121,212		78,861		1,971
Total capital		338,962		502,552		500,585		12,508
Credit Risk – Risk Weighted Assets (RWA)		2,579,676		2,998,084		3,173,325		79,294
Market Risk – RWA		320,255		369,463		258,741		6,465
Operational Risk – RWA				-		152,500		3,811
Total risk weighted assets	Rs.	2,899,931	Rs.	3,367,547	Rs.	3,584,566	US$	89,570
Tier 1 capital adequacy ratio		7.4%		11.3%		11.8%
Tier 2 capital adequacy ratio		4.3		3.6		2.2
Total capital adequacy ratio		11.7%		14.9%		14.0%

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

Our international branches are primarily funded by debt capital market issuances, syndicated loans, bilateral loans and bank lines, while our international subsidiaries raise deposits in their local markets. Volatility in international debt markets following the concerns over sub-prime debt in the United States have constrained our international market borrowings. Continued volatility and liquidity constraints in the international markets may adversely impact our liquidity position.

Our subsidiary in the United Kingdom offers an internet based online savings deposit product to depositors. The total amount of such deposits as at year-end fiscal 2008 was Rs. 141.3 billion (US$ 3.5 billion). These deposits are payable on demand. At present, these deposits are classified as outflow in the less than eight days liquidity bucket as required by the Financial Services Authority of the United Kingdom. We deploy these funds in a portfolio of short-term deposits and marketable securities. We may face liquidity risk in case of high volumes of deposit withdrawals, failure of a substantial number of depositors to roll over deposited funds upon maturity or to replace deposited funds with fresh deposits.

Another source of liquidity risk is the put options written by us on the loans, which we have securitized. These options are binding on us and require us to purchase, upon request of the holders, securities issued in such securitized transactions. The options seek to provide liquidity to the security holders. If exercised, we will be obligated to purchase the securities at the pre-determined exercise price. Under the Reserve Bank of India’s statutory liquidity ratio requirement, we are required to maintain 25.0% of our total net demand and time liabilities by way of approved securities, such as government of India securities and state government securities. We maintain a significant part of the statutory liquidity ratio through a portfolio of government of India securities that we actively manage to optimize the yield and benefit from price movements. Under the Reserve Bank of India's cash reserve ratio requirements, we are currently required to maintain 9.0% of our net demand and time liabilities in a current account with the Reserve Bank of India. We also have recourse to the liquidity adjustment facility and the refinance window, which are short-term funding arrangements provided by the Reserve Bank of India. We maintain a portfolio of liquid high quality securities that may be sold on an immediate basis to meet our liquidity needs.

We also have the option of managing liquidity by borrowing in the inter-bank market on a short-term basis. The overnight market, which is a significant part of the inter-bank market, is susceptible to volatile interest rates. These interest rates on certain occasions have touched historical highs of 70.0% and above. To curtail reliance on such volatile funding, our liquidity management policy has stipulated daily limits for borrowing and lending in this market. The limit on daily borrowing is more stringent than the limit set by the Reserve Bank of India. ICICI Securities Primary Dealership Limited, like us, relies for a certain proportion of its funding on the inter-bank market for overnight money and is therefore also exposed to similar risk of volatile interest rates.

We are required to submit gap analysis on a monthly basis to the Reserve Bank of India. Pursuant to the Reserve Bank of India’s guidelines, net cumulative negative mismatches during the next day, 2-7 days, 8-14 days and 15-28 days buckets should not exceed 5%, 10%, 15% and 20% of the cumulative cash outflows up to the respective time buckets. We prepare fortnightly maturity gap analysis to review our liquidity position. Static gap analysis is also supplemented by a dynamic analysis for the short-term, to enable the liability raising units to have a fair estimate of the short-term funding requirements. In addition, we also monitor certain liquidity ratios on a fortnightly basis.

The following table sets forth, our ratings for various instruments by credit rating agencies.
Instrument	ICRA	Credit Analysis & Research Limited	CRISIL	Moody's Investor Services	Standard & Poor's	JCRA
Lower Tier II capital bonds	AAA	AAA	AAA	-	-	-
Upper Tier II debt	-	AAA	AAA	Baa2	BB	-
Tier I perpetual debt	-	AAA	AAA	Baa2	BB	-
Term deposits	AAA	AAA	AAA	-	-	-
Certificates of deposits	A1+	PR1+	-	-	-	-
Long-term foreign currency borrowings	-	-	-	Baa2	BBB-	BBB+
Global local currency borrowings	-	-	-	A2/P-1	-	-
Short term foreign currency ratings	-	-	-	Ba2/ Not Prime	A-3	-

The outlook from Standard and Poor’s, Moody’s and JCRA is stable. Any downgrade in these credit ratings, or any adverse change in these ratings relative to other banks and financial intermediaries, could adversely impact our ability to raise resources to meet its funding requirements, which in turn could adversely impact our liquidity position.

Capital Expenditure

The following tables set forth, for the periods indicated, certain information related to capital expenditure by category of fixed assets.

	Fiscal 2006
	Cost at March 31, 2005		Additions/ transfers		Deletions/ transfers		Depreciation		Net assets at March 31, 2006
	(in millions)
Premises	Rs.	19,585	Rs.	1,724	Rs.	(152)	Rs.	2,278	Rs.	18,879	US$	472
Other fixed assets (including furniture and fixes)		17,809		4,915		(203)		11,710		10,811		270
Assets given on lease		20,424		--		(1,259)		7,427		11,738		293
Total	Rs.	57,818	Rs.	6,639	Rs.	(1,614)	Rs.	21,415	Rs.	41,428	US$	1,035

	Fiscal 2007
	Cost at March 31, 2006		Additions/ transfers		Deletions/ transfers		Depreciation		Net assets at March 31, 2007
	(in millions)
Premises	Rs.	21,158	Rs.	3,306	Rs.	(889)	Rs.	3,055	Rs.	20,520	US$	513
Other fixed assets (including furniture and fixes)		22,521		5,832		(732)		14,772		12,849		321
Assets given on lease		19,166		--		(820)		8,314		10,032		251
Total	Rs.	62,845	Rs.	9,138	Rs.	(2,441)	Rs.	26,141	Rs.	43,401	US$	1,085

	Fiscal 2008
	Cost at March 31, 2007		Additions/ transfers		Deletions/ transfers		Depreciation		Net assets at March 31, 2008
	(in millions)
Premises	Rs.	23,574	Rs.	3,986	Rs.	(325)	Rs.	4,181	Rs.	23,054	US$	576
Other fixed assets (including furniture and fixes)		27,621		6,917		(686)		18,093		15,759		394
Assets given on lease		18,346		--		(57)		10,318		7,971		199
Total	Rs.	69,541	Rs.	10,903	Rs.	(1,068)	Rs.	32,592	Rs.	46,784	US$	1,169

Our capital expenditure on premises and other assets was Rs. 10.9 billion (US$ 272 million) for fiscal 2008 compared to Rs. 9.1 billion (US$ 227 million) in fiscal 2007. Capital expenditure of Rs. 6.9 billion (US$ 172 million) on other fixed assets in fiscal 2008 included Rs. 1.5 billion (US$ 37 million) on software. Our capital expenditure on premises and other assets increased by 37.9% to Rs. 9.1 billion (US$ 227 million) for fiscal 2007 compared to fiscal 2006.

Significant Changes

Except as stated in this annual report, no significant changes have occurred to us since the date of the fiscal 2008 consolidated financial statements contained in this annual report.

Segment Revenues and Assets

Our operations are classified into the following segments:

•
Consumer and Commercial Banking comprising of the retail and corporate banking business of ICICI Bank and its subsidiaries i.e. ICICI Bank UK PLC, ICICI Bank Canada, ICICI Bank Eurasia LLC and ICICI Home Finance Company Limited.

•
Investment Banking comprising of the treasury operations of ICICI Bank and its banking subsidiaries i.e. ICICI Bank UK PLC, ICICI Bank Canada and ICICI Bank Eurasia LLC, and the operations of ICICI Securities Primary Dealership Limited (formerly ICICI Securities Limited), ICICI Securities Limited (formerly ICICI Brokerage Services Limited), ICICI Securities Inc., and ICICI Securities Holdings Inc., ICICI Venture Funds Management Company Limited, ICICI Eco-net Internet and Technology Fund, ICICI Equity Fund, ICICI Strategic Investments Fund, ICICI Emerging Sectors Fund and ICICI International Limited.

•	Insurance comprising of ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited.

•
Others comprising of ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Property Trust, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, TCW/ICICI Investment Partners LLC and TSI Ventures (India) Private Limited.

Consumer and Commercial Banking Segment

Fiscal 2008 compared to Fiscal 2007

Profit before tax of the consumer and commercial banking segment decreased to Rs. 21.3 billion (US$ 532 million) in fiscal 2008 from Rs. 25.1 billion (US$ 627 million) in fiscal 2007, primarily due to an increase in non-interest expenses and provisions, offset, in part, by an increase in non-interest income and net interest income.

Net interest income, increased by 8.3% to Rs. 64.8 billion (US$ 1.6 billion) in fiscal 2008 from Rs. 59.8 billion (US$ 1.5 billion) in fiscal 2007, primarily due to an increase in the interest income on advances, offset, in part, by an increase in the interest expense on deposits and borrowings.

Non-interest income increased by 15.1% to Rs. 61.2 billion (US$ 1.5 billion) in fiscal 2008 from Rs. 53.2 billion (US$ 1.3 billion) in fiscal 2007, primarily due to growth in fee income from structuring and advisory fees, third party distribution fees and loan processing fees. Commission, exchange and brokerage of our United Kingdom subsidiary increased primarily due to an increase in the advisory and structuring fees, which also contributed to higher non-interest income being reported in fiscal 2008.

Non-interest expenses increased by 16.0% to Rs. 75.9 billion (US$ 1.9 billion) in fiscal 2008 from Rs. 65.5 billion (US$ 1.6 billion) in fiscal 2007, primarily due to an increase in salary and other staff expenses, rent taxes and lighting expenses, increase in repair & maintenance expenses and other administrative expenses. Employee expenses increased primarily due to increase in the number of employees, annual increase in the salaries and other employee benefits commensurate with growth in business.

Provisions and contingencies were Rs. 28.7 billion (US$ 717 million) in fiscal 2008 as compared to Rs. 22.4 billion (US$ 560 million), primarily due to a higher level of specific provisioning on retail and rural loans due to seasoning of the loan portfolio and the change in the portfolio mix towards non-collateralized retail loan resulting in higher yields and higher credit losses on such loans.

Fiscal 2007 compared to Fiscal 2006

Profit before tax of the consumer and commercial banking segment declined to Rs. 25.1 billion (US$ 627 million) in fiscal 2007 from Rs. 26.0 billion (US$ 650 million) in fiscal 2006, primarily due to an increase in provisions and increase in non-interest expense, offset, in part by an increase in net interest income and non-interest income.

Net interest income increased by 35.0% to Rs. 59.8 billion (US$ 1.5 billion) for fiscal 2007 from Rs. 44.3 billion (US$ 1.1 billion) for fiscal 2006, primarily due to an increase in the interest income on advances and investments, offset, in part, by an increase in the interest expense on deposits.

Non-interest income increased by 55.9% to Rs. 53.2 billion (US$ 1.3 billion) in fiscal 2007 from Rs. 34.1 billion (US$ 852 million) in fiscal 2006, primarily due to growth in fee income from retail products and services, including fee arising from retail assets products and retail liability related income like account servicing charges and third party distribution fees. Fees from corporate banking and international business also witnessed a strong growth. The increase was also due to increase in commission, exchange and brokerage income of our the United Kingdom banking subsidiary and investment banking subsidiary.

Non-interest expense increased 46.1% to Rs. 65.5 billion (US$ 1.6 billion) in fiscal 2007 from Rs. 44.8 billion (US$ 1.1 billion) in fiscal 2006, primarily due to an increase in employee expenses and the growth in the retail franchise, including maintenance of ATMs, credit card expenses, call center expenses and technology expenses. Employee expenses increased primarily due to increase in the number of employees, annual increase in the salaries and higher cost due to monetization of benefits on loan facilities available to employees at concessional rates of interests and other employee benefits. The increase in employees was commensurate with the growth in our retail businesses. Direct marketing agency expenses increased by 31.0% to Rs. 15.6 billion (US$ 390 million) in fiscal 2007 from Rs. 11.9 billion (US$ 297 million) in fiscal 2006 in line with the growth in our retail credit business. We use marketing agents, called direct marketing agents or associates, for sourcing retail assets. These commissions are expensed upfront and not amortized over the life of the loan. We reduce direct marketing agency expenses incurred in connection with sourcing our automobile loans on an upfront basis from interest income.

           Provisions and contingencies increased significantly to Rs. 22.4 billion (US$ 560 million) for fiscal 2007 as compared to Rs. 7.5 billion (US$ 187 million) for fiscal 2006 primarily due to higher provisions created on standard assets, in accordance with the revised guidelines issued by Reserve Bank of India, a higher level of specific provisioning on retail loans due to change in the portfolio mix towards non-collateralized loans and seasoning of the loan portfolio and lower level of write-backs. General provision on standard assets increased by 111.0% to Rs. 7.3 billion (US$ 182 million) in fiscal 2007 from Rs. 3.5 billion (US$ 87 million) in fiscal 2006.

Investment Banking Segment

Fiscal 2008 compared to Fiscal 2007

Profit before tax of investment banking segment increased to Rs. 31.8 billion (US$ 795 million) in fiscal 2008 from Rs. 13.9 billion (US$ 347 million) in fiscal 2007, primarily due to increase in net-interest income and non-interest income, offset, in part, by an increase in the non-interest expenses.

Net interest income was Rs. 15.0 billion (US$ 375 million) in fiscal 2008 compared to Rs. 1.5 billion (US$ 37 million)  in fiscal 2007, primarily due to increase in interest income from government securities, offset, in part, by an increase in interest expenses on inter-bank borrowings and funds. Premium amortization on government securities decreased to Rs. 9.0 billion (US$ 224 million) in fiscal 2008 from Rs. 10.0 billion (US$ 250 million) in fiscal 2007.

Non-interest income increased to Rs. 34.6 billion (US$ 865 million)  in fiscal 2008 from Rs. 21.9 billion (US$ 547 million) in fiscal 2007, primarily due to higher level of gains from equity divestments and dividend from subsidiaries, offset, in part, by loss on exchange transactions and revaluation of investments. Commission, exchange and brokerage of our security broking and primary dealership subsidiaries increased primarily due to increase in equity brokerage and investment banking fees.

Profit on sale of investments increased by 142.1% to Rs. 34.0 billion (US$ 851 million) in fiscal 2008 from Rs. 14.1 billion (US$ 352 million) in fiscal 2007 primarily due to divestments of equity investments by us and by funds managed by ICICI Venture Funds Management Company Limited. The net loss on revaluation of investments was Rs. 4.8 billion (US$ 120 million) in fiscal 2008 as compared to Rs. 1.8 billion (US$ 45 million) in fiscal 2007 primarily due to mark-to-market losses on investments. At year-end fiscal 2008, our overseas branches and banking subsidiaries had an investment portfolio of Rs. 257.9 billion (US$ 6.4 billion) comprising mainly of bonds, certificate of deposits, mortgage backed securities, treasury bills, credit linked notes and asset backed commercial paper. In fiscal 2008, the mark to market losses due to widening of credit spreads and other losses on the investment portfolio aggregating to Rs. 4.6 billion (US$ 115 million) was made through the income statement.

Income from foreign exchange transactions decreased by 84.8% to Rs. 1.3 billion (US$ 32 million) in fiscal 2008 from Rs. 8.4 billion (US$ 210 million) in fiscal 2007 primarily due to mark-to-market and realized loss of Rs. 6.8 billion (US$ 170 million) on ICICI Bank’s credit derivative portfolio. At March 31, 2008, ICICI Bank had a credit derivative portfolio of Rs. 62.8 billion (US$ 1.6 billion), including funded investments of Rs. 12.2 billion (US$ 305 million) in credit derivative instruments such as credit default swaps, credit linked notes  and collateralized debt obligations. The majority of the underlying exposure is to Indian corporates.

Non-interest expenses increased by 81.2% to Rs. 16.4 billion (US$ 410 million) in fiscal 2008 from Rs. 9.1 billion (US$ 227 million) in fiscal 2007 primarily due to increase in payments to and provisions for employees and other administrative expenses.

Fiscal 2007 compared to Fiscal 2006

Profit before tax for the investment banking segment increased to Rs. 13.9 billion (US$ 347 million) in fiscal 2007 compared to Rs. 5.7 billion (US$ 142 million) in fiscal 2006 primarily due to increase in non-interest income and net interest income, offset in part, by an increase in the non-interest expenses.

Net interest income was Rs. 1.5 billion (US$ 37 million) in fiscal 2007 compared to net interest expenses of Rs. 3.0 billion (US$ 75 million) in fiscal 2006 primarily due to 24.5% increase in premium amortization expenses on government securities to Rs. 10.0 billion (US$ 250 million) in fiscal 2007 from Rs. 8.0 billion (US$ 200 million) in fiscal 2006 and increase in interest on inter-bank borrowings, offset in, part, by a increase in interest income from government securities.

Non-interest income increased by 42.5% to Rs. 21.9 billion (US$ 547 million) in fiscal 2007 from Rs. 15.3 billion (US$ 382 million) in fiscal 2006 primarily due to higher level of gains from equity divestments, offset in part due to lower profits on proprietary trading as a result of the sharp fall in the equity markets in May 2006 and adverse conditions in debt markets. Commission, exchange and brokerage of our investment banking subsidiary increased primarily due to increase in the advisory fees offset by decrease in fee for equity capital market services.

Non-interest expense increased to Rs. 9.1 billion (US$ 227 million) in fiscal 2007 from Rs. 5.7 billion (US$ 142 million) in fiscal 2006 primarily due to increase in payments to and provisions for employees and other administrative expenses.

Insurance Segment

Fiscal 2008 compared to Fiscal 2007

The net loss of insurance segment was at Rs. 11.9 billion (US$ 297 million) for fiscal 2008 as compared to Rs. 3.9 billion (US$ 97 million) for fiscal 2007 primarily due to increase in the net loss of ICICI Prudential Life Insurance Company Limited.

As would be typical for life insurance companies during the periods of high growth in their initial years, ICICI Prudential Life Insurance Company Limited incurred a loss of Rs. 14.0 billion (US$ 350 million) primarily due to business set-up and customer acquisition costs as well as reserving for actuarial liability. ICICI Prudential Life Insurance Company Limited’s new business premium (on weighted received premium basis) grew by 68.3% from Rs. 39.7 billion (US$ 992 million) in fiscal 2007 to Rs. 66.8 billion (US$ 1.7 billion) in fiscal 2008.

ICICI General’s gross written premium (excluding share of motor third party insurance pool) grew by 11.4% from Rs. 30.0 billion (US$ 750 million) in fiscal 2007 to Rs. 33.5 billion (US$ 837 million) in fiscal 2008. The industry witnessed a slowdown in growth on account of de-tariffication of the general insurance industry whereby insurance premiums were freed from price controls, resulting in a significant reduction in premium rates. The industry also witnessed the formation of the motor third party insurance pool for third party insurance of commercial vehicles.  Accordingly, all insurance companies are required to cede 100% of premiums collected and claims incurred for this segment to the pool. At the end of the year, the results of the pool are shared by all insurance companies in proportion to their overall market share in the industry. The motor third party pool had a negative impact of Rs. 0.5 billion (US$ 12 million) on the profit of ICICI General. ICICI General is also required to expense upfront, on origination of a policy, all sourcing expenses related to the policy. ICICI General achieved a profit after tax of Rs. 1.0 billion (US$ 25 million) in fiscal 2008, a growth of 50.5% over fiscal 2007.

The employee expenses for ICICI Prudential Life Insurance Company increased by 100.0% to Rs. 10.4 billion (US$ 260 million) in fiscal 2008 from Rs. 5.2 billion (US$ 130 million) in fiscal 2007 primarily due to a 77.6% increase in number of employees to 28,973 at year-end fiscal 2008 from 16,317 at year-end fiscal 2007. The employee expenses for ICICI Lombard General Insurance Company increased by 29.2% to Rs. 3.1 billion (US$ 78 million) in fiscal 2008 from Rs. 2.4 billion (US$ 60 million) in fiscal 2007 primarily due to a 16.8% increase in number of employees to 5,570 at year-end fiscal 2008 from 4,770 at year-end fiscal 2007. The increase in employees was commensurate with the growth in businesses. ICICI Prudential Life Insurance Company Limited has increased its agency force from 234,725 at year-end fiscal 2007 to 290,993 as at year-end fiscal 2008. The number of branches and offices of our insurance subsidiary increased to 2,219 at year-end fiscal 2008 from 803 at year-end fiscal 2007.

Expenses pertaining to insurance business, representing provisions for claims, contribution to linked business, commissions paid and reserving for actuarial liability increased by 71.3% to Rs. 142.8 billion (US$ 3.6 billion) in fiscal 2008 from Rs. 83.4 billion (US$ 2.1 billion) in fiscal 2007 primarily due to higher business levels in fiscal 2008. The provisions for claims are determined based on actuarial valuation.

Fiscal 2007 compared to Fiscal 2006

The net loss of insurance segment was at Rs. 3.9 billion (US$ 97 million) for fiscal 2007 as compared to Rs. 495 million (US$ 12 million) for fiscal 2006 primarily due to increase in the net loss of ICICI Prudential Life Insurance Company Limited.

As would be typical for life insurance companies during the periods of high growth, ICICI Prudential Life Insurance Company Limited incurred a loss of Rs. 6.5 billion (US$ 162 million) primarily due to business set-up and customer acquisition costs as well as reserving for actuarial liability. ICICI Prudential Life Insurance Company Limited recorded a growth of 98.4% in total new business premium of Rs. 51.6 billion (US$ 1.3 billion) in fiscal 2007 as compared to Rs. 26.0 billion (US$ 650 million) in fiscal 2006. ICICI Prudential Life Insurance Company Limited was the largest player in the retail segment of the private sector life insurance market with a market share of about 28% during fiscal 2007 (on weighted received premium basis).

There was an increase in the net loss of ICICI Prudential Life Insurance Company Limited during fiscal 2007 primarily due to the timing differences in the recognition of premiums collected on policies sold and non-interest expenses and actuarial provisions created for future benefits under the policies, increase in non-interest expenses and appropriation of an amount of Rs 968 million (US$ 24 million) as Funds for Future Appropriation from the revenue account (policyholders account) during fiscal 2007 instead of the profit and loss account.

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

The non-interest expense of ICICI Prudential Life Insurance Company Limited increased significantly in fiscal 2007 as compared to fiscal 2006 primarily due to an increase in the employee expenses and other administrative expenses. The employee expenses for ICICI Prudential Life Insurance Company increased by 78.2% primarily due to an increase in number of employees to 16,317 at year-end fiscal 2007 from 7,704 at year-end fiscal 2006. ICICI Prudential Life Insurance Company Limited has increased its agency force from approximately 72,000 at year-end fiscal 2006 to approximately 234,000 as at year-end fiscal 2007. The total number of branches has increased to 583 at year-end fiscal 2007 as compared to 309 at year-end fiscal 2006.

Pursuant to a notification issued by Insurance Regulatory Development Authority dated March 29, 2006, the appointed actuary of ICICI Prudential Life Insurance Company Limited has determined as amount of Rs. 968 million (US$ 24 million) as release of actuarial reserves on policies which have lapsed in the earlier years. ICICI

Prudential Life Insurance Company Limited had in fiscal 2006 appropriated an amount of Rs. 792 million (US$ 20 million), relating to reserves on policies which lapsed in the earlier years, from the profit and loss account as funds for future appropriation. This resulted in a lower amount of transfer to the policyholders account, leading to lower losses in the profit and loss account for fiscal 2006. Based on the requirements of Insurance Regulatory Development Authority, ICICI Prudential Life Insurance Company Limited has appropriated an amount of Rs. 968 million (US$ 24 million) as funds for future appropriation from the revenue account (policyholders’ account) during fiscal 2007. In case ICICI Prudential Life Insurance Company Limited had followed the policy of appropriating funds for future appropriation from the profit and loss account, the loss for the year would have been lower by Rs. 968 million (US$ 24 million) for fiscal 2007. However, neither the carrying value of funds for future appropriation nor the debit balance of the profit and loss account in the balance sheet is impacted by this change.

ICICI Lombard General Insurance Company Limited recorded growth of 88.7% in fiscal 2007 in total gross written premium to Rs. 30.0 billion (US$ 750 million) in fiscal 2007 from Rs. 15.9 billion (US$ 397 million) in fiscal 2006. ICICI Lombard General Insurance Company Limited was the largest private general insurer with a market share of 34% among the private sector general insurance companies during the fiscal 2007. The profits of ICICI Lombard General Insurance Company Limited are impacted by business set up and customer acquisition costs, that are expensed as incurred under Indian GAAP.

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

Others Segment

Fiscal 2008 compared to Fiscal 2007

Profit before tax of the others segment increased to Rs. 1.4 billion (US$ 35 million) in fiscal 2008 from Rs. 528 million (US$ 13 million) in fiscal 2007, primarily due to increase in the profit before tax of ICICI Prudential Asset Management Company Limited and ICICI Home Finance Company Limited.

The profit before tax of ICICI Prudential Asset Management Company Limited increased primarily due to an increase in investment management and portfolio management fees, offset in part by an increase in the brokerage and incentives paid to agents and increase in marketing, advertisement and publicity expenses. The profit before tax of ICICI Home Finance Company Limited increased primarily due to an increase in fee income and interest income, offset in part, by increase in interest expenses and increase in provision against non-performing assets and standard assets.

Fiscal 2007 compared to Fiscal 2006

Profit before tax of the others segment increased to Rs. 528 million (US$ 13 million) in fiscal 2007 from Rs. 338 million (US$ 8 million) in fiscal 2006, primarily due to increase in the profit before tax of ICICI Prudential Asset Management Company Limited.

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

Related party transactions

During fiscal 2008, transactions of the Company  with its related parties and key management personnel is given below:

Associates/other related entities

Financial Information Network & Operations Limited, I-Process Services (India) Private Limited, I-Solutions Providers  (India) Private Limited, NIIT Institute of Finance, Banking and Insurance Training Limited, ICICI Venture Value Fund, Comm Trade Services Limited, Loyalty Solutions & Research Limited, Café Network Limited, Traveljini.com Limited and Firstsource Solutions Limited (Bank’s holding is 24.97% as on March 31, 2008).

With respect to entities, which have been identified as related parties from the fiscal 2008; previous year’s comparative figures have not been reported.

Key management personnel include whole-time directors. The following are the significant transactions of the Company with its associates/other related entities and key management personnel.

Insurance services

During fiscal 2008,  the Company received insurance premium from associates/other related entities of Rs. 117 million (US$ 3 million). During fiscal 2008,  the Company paid claims to its associates/other related entities of Rs. 94 million (US$ 2 million).

Fees and commission

During fiscal 2008, the Company received fees from its associates/other related entities of Rs. 107 million (US$ 3 million). During fiscal 2008, the Company received commission amounting to Rs. 7 million (US$ 174,913) from its associates/other related entities.

Lease of premises and facilities

During fiscal 2008,  the Company charged an aggregate amount of Rs. 2 million (US$ 49,975) for lease of premises, facilities and other administrative costs to its associates/other related entities.

Secondment of employees

During fiscal 2008, the Company received Rs. 2 million (US$ 49,975) from its associates/other related entities for secondment of employees.

Redemption/buyback of investments

During fiscal 2008, consideration of Rs. 27 million (US$ 674,663) was received on account of buyback/capital reduction of equity shares from associates/other related entities.

Reimbursement of expenses

During fiscal 2008, the Company reimbursed expenses to its associates/other related entities amounting to Rs. 1 million (US$ 24,988).

Brokerage and fee expenses

During fiscal 2008, the Company paid fees to its associates/other related entities of Rs. 2,595 million (US$ 65 million).

Purchase of investments

During fiscal 2008, the Company invested in the equity and preference shares of its associates/other related entities amounting to Rs. 58 million (US$ 1 million) and during fiscal 2008, we purchased certain investments from our joint ventures amounting to Rs. Nil as compared to Rs. Nil in fiscal 2007 (fiscal 2006: Rs. 20 million (US$ 499,750).

Interest expenses

During fiscal 2008, the Company paid interest to its associates/other related entities amounting to Rs. 27 million (US$ 674,663).

Interest income

During fiscal 2008, the Company received interest from its associates/other related entities amounting to Rs. 21 million (US$ 524,738), and received interest from its key management personnel amounting to Rs. 1 million (US$ 24,988) as compared to Rs. 1 million (US$ 24,988) in fiscal 2007 (fiscal 2006: Rs. 1 million (US$ 24,988).

 Dividend paid

During fiscal 2008, ICICI Bank paid dividend to its key management personnel amounting to Rs. 15 million (US$ 374,813) as compared to Rs. 4 million (US$ 99,950) in fiscal 2007 (fiscal 2006: Rs. 3 million (US$ 74,963).

Remuneration to whole-time directors

Remuneration paid to the whole-time directors of ICICI Bank during fiscal 2008 was Rs. 90 million (US$ 2 million) as compared to Rs. 87 million (US$ 2 million) in fiscal 2007 (fiscal 2006: Rs. 76 million (US$ 2 million).

Related party balances

The table below sets forth the balances payable to/receivable from its associates/other related entities included in the balance sheet as on March 31, 2008.
Items	As on March 31, 2008
(Rupees in million)
Deposits with the Company	234
Advances	143
Investments of the Company in related parties	1,870
Receivables	174
Payables	377

The table below sets forth the balances payable to/receivable from key management personnel as on March 31, 2008.

	As on March 31,
Items	2008		2007		2006
	(in millions)
Deposits	Rs.	41	Rs.	80	Rs.	25
Advances		14		21		15
Investments		9		14		4
___________________
(1)     Whole-time directors of the Board and their relatives.

Joint ventures and associates

From fiscal 2006, ICICI Bank started consolidating TSI Ventures as a Joint venture as per AS 27 on “Financial Reporting of Interests in Joint Ventures”. For fiscal 2008, fiscal 2007 and fiscal 2006, TCW/ICICI Investment Partners LLC was classified as a joint venture. For fiscal 2005 and fiscal 2004, TCW/ICICI Investment Partners

LLC was classified as an associate as per AS 23 on ‘Accounting for Investments in Associates in Consolidated Financial Statements’. For fiscal 2005 and fiscal 2004, ICICI Prudential Asset Management Company Limited and ICICI Prudential Trust Limited were classified as joint ventures. From fiscal 2006, the financial statements of ICICI Prudential Asset Management Company Limited and ICICI Prudential Trust Limited which were jointly controlled entities were consolidated as per AS 21 on “Consolidated Financial Statements” consequent to the limited revision to AS 27 on “Financial Reporting of Interests in Joint Ventures”. From fiscal 2008, ICICI Bank started consolidating Financial Information Network and Operations Limited, I-Process Services (India) Private Limited, I-Solutions Providers (India) Private Limited, NIIT Institute of Finance, Banking and Insurance Training Limited and ICICI Venture Value Fund as associates as per AS 23 on ‘Accounting for Investments in Associates in Consolidated Financial Statements’.

Reconciliation of net profit between Indian GAAP and US GAAP

Our consolidated financial statements are prepared in accordance with Indian GAAP, which differs, in certain significant aspects from US GAAP. The following discussion explains the significant adjustments to our consolidated profit after tax under Indian GAAP for the fiscal years ended March 31, 2008, 2007 and 2006 that would result from the application of US GAAP instead of Indian GAAP.

Consolidated profit after tax as per Indian GAAP for the year ended March 31, 2008 of Rs. 34.0 billion (US$ 850 million) was higher than the net income as per US GAAP of Rs. 33.1 billion (US$ 827 million) primarily due to additional charges to the income statement under US GAAP on account of higher loan loss provisioning of Rs. 4.4  billion (US$ 110 million) and higher amortization of fees and costs of Rs. 4.8 billion (US$ 120 million) offset in part by lower losses in life insurance subsidiary amounting to Rs. 6.1 billion (US$ 152 million) and gains on derivative accounting of Rs. 2.3 billion (US$ 57 million).

Consolidated profit after tax as per Indian GAAP for the year ended March 31, 2007 of Rs. 27.6 billion (US$ 690 million) was lower than the net income as per US GAAP of Rs. 31.3 billion (US$ 782 million) primarily due to unrealized gains on venture capital investments accounted for in the income statement under US GAAP, lower losses for insurance subsidiaries due to release of actuarial reserves on policies which have lapsed in the earlier years from the income statement under US GAAP, gains of Rs. 1.4 billion (US$ 35 million) on differences in accounting for securitization, offset in part by amortization of loan origination fees, net of costs, of Rs. 2.3 billion (US$ 57 million) and compensation costs on employee stock options amounting to Rs. 0.8 billion (US$ 20 million).

Consolidated profit after tax as per Indian GAAP for the year ended March 31, 2006 of Rs. 24.2 billion (US$ 605 million) was higher than the net income as per US GAAP of Rs. 20.0 billion (US$ 500 million) primarily due to additional charges to the income statement under US GAAP on account of higher provisions for loan losses of Rs. 5.2 billion (US$ 130 million) on restructured and other impaired loans and differences in the accounting for business combinations of Rs. 1.1 billion (US$ 27 million), including amortization of intangible assets created on acquisitions, offset in part by amortization of loan origination costs, net of fees, of Rs. 3.2 billion (US$ 80 million).

For a further description of significant differences between Indian GAAP and US GAAP, a reconciliation of net income and stockholders’ equity to US GAAP and certain additional information required under US GAAP, see notes 22 to our consolidated financial statements included herein.

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

We compute the market value of our securities classified as available for sale and held for trading in accordance with the guidelines issued by the Reserve Bank of India. We amortize the premium, if any, over the face value of our investments in government securities classified as available for sale over the remaining period to maturity on a constant effective yield basis. We compute the market value of our quoted investments based on the trades/quotes on the recognized stock exchanges, SGL account transactions, and price list of Reserve Bank of India or prices declared by Primary Dealers Association of India jointly with Fixed Income Money Market and Derivatives Association, periodically.

We compute the market value of our unquoted government securities included in the available for sale and held for trading categories as per the rates published by Fixed Income Money Market and Derivatives Association.

We compute the market value of non-government securities, other than those quoted on the stock exchanges, wherever linked to the Yield-to-Maturity (“YTM”) rates, with a mark-up (reflecting associated credit risk) over the yield to maturity rates for government securities published by Fixed Income Money Market and Derivatives Association.

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

Provisions / write-offs on loans and other credit facilities

We classify our loans into standard, sub-standard and doubtful assets based on the number of days an account is overdue. We create provisions on our secured and unsecured corporate loans classified as sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India. Subject to the minimum provisioning levels prescribed by the Reserve Bank of India, provision on homogeneous loans relating to retail assets is assessed on a portfolio level, on the basis of days past due.

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

In May 2008, the Reserve Bank of India issued draft guidelines governing off-balance sheet exposures of banks. In August 2008, the Reserve Bank of India issued final guidelines on prudential norms for off-balance sheet exposures of banks. The guidelines require banks to treat only unpaid amounts due for 90 days or more under derivative contracts as non-performing assets. Further, banks’ derivative and gold exposures would attract provisioning requirement as applicable to the loan assets in the standard asset category. Banks are also expected to compute their credit exposures, arising on account of the interest rate and foreign exchange derivative transactions and gold, using the current exposure method.

We also create general provisions on our standard loans based on the guidelines issued by the Reserve Bank of India.

Additionally, we also create provisions on individual country exposures (other than for home country exposures). The countries are categorized into seven risk categories namely insignificant, low, moderate, high, very high, restricted and off-credit and provisioning is made on the exposures exceeding 180 days on a graded scale ranging from 0.25% to 100%. For exposures with contractual maturity of less than 180 days, 25% of the provisions are required to be held. We do not create provisions if the country exposure (net) in respect of each country does not exceed 1% of our total funded assets.

Transfer and servicing of assets

We transfer commercial and consumer loans through securitization transactions. The transferred loans are de-recognized and gains / losses, net of provisions, are accounted for only if we surrender the rights to benefits specified in the loan contract. Recourse and servicing obligations are deducted from proceeds of the sale. We measure the retained beneficial interests in the loans by allocating the carrying value of the loans between the assets sold and the retained interest, based on the relative fair value at the date of the securitization.

Effective February 1, 2006, we account for any loss arising on sale immediately at the time of sale and the profit/premium arising on account of sale is amortized

Recently Issued Accounting pronouncements

US GAAP

Fair value measurement

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. It establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. The Statement applies only to fair value measurements that are already required or permitted and is expected to increase the consistency of those measurements. The Statement is effective for fair-value measures already required or permitted by other standards for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We believe that adoption of this statement will not have a material effect on our consolidated financial statements.

In February 2007, the FASB issued Statement No. 159, Fair Value Option for Financial Assets and Financial Liabilities. The Statement allows companies to elect to measure specified financial instruments at fair value on an instrument-by-instrument basis, with changes in fair value recognized in earnings each reporting period. The Statement applies to all reporting entities, contains financial-statement presentation and disclosure requirements, and is effective for fiscal years beginning after November 15, 2007. The Company is in the process of evaluating the impact of this statement.

Loan Commitments

In November 2007, the SEC issued Staff Accounting Bulletin No. 109 (SAB 109), which requires that the fair value of a written loan commitment that is marked to market through earnings should include the future cash flows related to the loan’s servicing rights. However, the fair value measurement of a written loan commitment still must exclude the expected net cash flows related to internally developed intangible assets (such as customer relationship intangible assets). SAB 109 is effective for fiscal quarters beginning after December 15, 2007. We believe that adoption of this statement will not have a material effect on our consolidated financial statements.

Business Combinations

In December 2007, FASB issued Statement No. 141 (Revised 2007), Business Combinations. This Statement replaces Statement No. 141, Business Combinations. The statement requires an acquirer to recognize the assets acquired, the liabilities assumed including contingencies and non-controlling interest in the acquiree, at the acquisition date, measured at their fair value, with limited exceptions specified in the statement. In a business combination achieved in stages, this Statement requires the acquirer to recognize the identifiable assets and liabilities as well as the non-controlling interest in the acquiree at full amounts of their fair values. This Statement requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. We will be required to apply this new Statement prospectively to business combinations consummated in fiscal years beginning after December 15, 2008. Early adoption is prohibited. The Company is in the process of evaluating the impact of adoption of this statement.

Non-controlling interests in Subsidiaries

In December 2007, FASB issued Statement No. 160, Non-controlling Interests in Consolidated Financial Statements – An Amendment of Accounting Research Bulletin No. 51. This statement establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement requires the recognition of a non-controlling interest as equity in the consolidated financial statements and separate from the parent’s equity. Purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. We will be required to adopt this new Statement prospectively to all non-controlling interest, including any that arose before the effective date, for fiscal years, beginning after December 15, 2008. Early adoption is prohibited The Company is in the process of evaluating the impact of adoption of this statement.

Derivatives and Hedging Activities

In March 2008, FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities – An Amendment of FASB Statement No. 133. This statement requires enhanced disclosures on derivative and hedging activities by requiring objectives to be disclosed for using derivative instruments in terms of underlying risk and accounting designation. This Statement requires disclosures on the need of using derivative instruments, accounting of derivative instruments and related hedged items, if any, under Statement No. 133 and the effect of such instruments and related hedge items, if any, on the financial position, financial performance, and cash flows. We will be required to adopt this new Statement prospectively, for fiscal years beginning after November 15, 2008. The Company is in the process of evaluating the impact of adoption of this statement.

GAAP Hierarchy

In May 2008, the FASB issued Statement No 162, The Hierarchy of Generally Accepted Accounting Principles. This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). We believe that adoption of this statement will not have a material effect on our consolidated financial statements.

Financial Guarantee Insurance Contracts

In May 2008, the FASB issued Statement No. 163, Accounting for Financial Guarantee Insurance Contracts. This Statement requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. This Statement also clarifies the applicability of Statement No. 60, Accounting and Reporting by Insurance Companies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities. This Statement requires expanded disclosures about financial guarantee insurance contracts. The Company is in the process of evaluating the impact of adoption of this statement.

MANAGEMENT

Directors and Executive Officers

Our board of directors, consisting of 16 members at March 31, 2008, is responsible for the management of our business. Our organizational documents provide for a minimum of three directors and a maximum of 21 directors, excluding the government director and the debenture director (defined below), if any. We may, subject to the provisions of our organizational documents and the Companies Act, change the minimum or maximum number of directors by a resolution which is passed at a general meeting by a majority of the present and voting shareholders. In addition, under the Banking Regulation Act, the Reserve Bank of India may require us to convene a meeting of our shareholders for the purposes of appointing new directors to our board of directors.

The Banking Regulation Act requires that at least 51% of our directors should have special knowledge or practical experience in banking and areas relevant to banking including accounting, finance, agriculture and small scale industry. All of our directors are professionals with special knowledge of one or more of the above areas. Of the 16 directors, five are directors who are in our whole time employment, or whole time directors. The appointment of whole time directors requires the approval of the Reserve Bank of India and the shareholders. The government of India has appointed one representative, Mr. Arun Ramanathan, to our board. Of the remaining 10 independent directors, Mr. N. Vaghul is the non-executive chairman of our board and Mr. T.S. Vijayan is the Chairman of Life Insurance Corporation of India, which is one of ICICI Bank’s large institutional shareholders. One director is a consultant, one is a chartered accountant and business advisor, one is a professor of finance, two are retired company executives, one is from a financial holding company with investments in insurance and investment management and two are from industrial companies (including agriculture-based industries). Of the 11 non-whole time directors, three have specialized knowledge in respect of agriculture and rural economy or small-scale industry. The Reserve Bank of India has also prescribed ‘fit and proper’ criteria to be considered while appointing persons as directors of banking companies. Our directors (other than the government director) are required to make declarations confirming their ongoing compliance of the ‘fit and proper’ criteria. Our board of directors has reviewed the declarations received from the directors in this regard and determined that all our directors satisfy the ‘fit and proper’ criteria. The appointment of the chairman and all whole time directors requires the approval of the Reserve Bank of India.

Pursuant to the provisions of the Companies Act, at least two-thirds of the total number of directors are subject to retirement by rotation. The government director and the debenture director are not subject to retirement by rotation as per our organizational documents; One-third of the directors must retire from office at each annual meeting of shareholders. A retiring director is eligible for re-election. Pursuant to the provisions of the Banking Regulation Act, none of the directors other than whole time directors may hold office continuously for a period exceeding eight years. Pursuant to the Reserve Bank of India guidelines, a person would be eligible for appointment as director if he or she is between 35 and 70 years of age.

Our organizational documents also provide that we may execute trust deeds in respect of our debentures under which the trustee or trustees may appoint a director, known as the debenture director. The debenture director is not subject to retirement by rotation and may only be removed as provided in the relevant trust deed. Currently, there is no debenture director on our board of directors.

Mr. N. Vaghul was appointed as a director on March 27, 2002. He was appointed as non-whole time chairman of the board effective May 3, 2002 for a period of three years. The board at its meeting on April 30, 2005 reappointed him as non-whole time chairman of the board until April 30, 2009 which has been approved by the Reserve Bank of India.

Mr. K.V. Kamath, previously a non-whole time director, was appointed as Managing Director & CEO effective May 3, 2002. His current term as Managing Director & CEO expires on April 30, 2009. Ms. Chanda Kochhar was appointed as whole time director designated as Executive Director effective April 1, 2001 and designated as Deputy Managing Director effective April 29, 2006. While our shareholders have approved her term of office up to April 30, 2011, the Reserve Bank of India has approved her term of office up to April 30, 2009. Ms. Kochhar has been elevated to Joint Managing Director & Chief Financial Officer effective October 19, 2007. Mr. V. Vaidyanathan and Ms. Madhabi Puri-Buch were appointed as whole time directors designated as Executive Directors, each for a period of five years, effective October 24, 2006 and June 1, 2007 respectively. Mr. Sonjoy Chatterjee has been appointed as whole time director, designated as Executive Director, for a period of five years, effective October 22, 2007.

In order to comply with the provisions of the Companies Act and our organizational documents, Mr. V. Vaidyanathan, Ms. Madhabi Puri-Buch and Sonjoy Chatterjee will be subject to retirement by rotation if at any time the number of non-rotational directors exceeds one-third of the total number of directors. If they are re-appointed as directors immediately upon retirement by rotation, they will continue to hold their offices as whole time directors, and the retirement by rotation and re-appointment shall not be deemed to constitute a break in their appointment. Our other executive officers may hold office until they retire, unless they are discharged earlier by us.

Ms. Kalpana Morparia completed her term as Joint Managing Director of ICICI Bank on May 31, 2007 and retired from our board of directors effective June 1, 2007. Dr. Nachiket Mor sought early retirement from ICICI Bank effective October 19, 2007 and has been appointed as President of the ICICI Foundation for Inclusive Growth, a not-for-profit institution established by us.

Our board of directors had the following members at March 31, 2008:

Name, Designation and Profession	Age (years)	Date of Appointment	Particulars of other Directorship(s)
Mr. Narayanan Vaghul Chairman Chairman: Board Governance & Remuneration Committee Credit Committee Customer Service Committee Risk Committee Strategy Committee Profession: Development Banker	71	March 27, 2002
Chairman
Asset Reconstruction Company
(India) Limited
GIVE Foundation
Himatsingka Seide Limited
ICICI Knowledge Park
Mahindra World City Developers
Limited
Institute for Financial Management
and Research-Board of Governors

Director
Pratham India Education Initiative
Apollo Hospitals Enterprise Limited
Azim Premji Foundation
Hemogenomics Private Limited
IAL Airport Services Limited
Mahindra & Mahindra Limited
Arcelor Mittal Luxembourg (formerly known as Mittal Steel Company N.V.)
Arcelor Mittal Europe
National Aviation Company of India Limited
Nicholas Piramal India Limited
Trans-India Acquisition Corporation
Wipro Limited

Member
National Institute of Public Finance
& Policy-Governing Body
LNM Institute of Information
Technology

Name, Designation and Profession	Age (years)	Date of Appointment	Particulars of other Directorship(s)
Mr. Sridar Iyengar Chairman: Audit Committee Profession: Business Advisor	60	April 30, 2005
Director
American Indian Foundation
Foundation for Democratic
Reforms in India
Infosys BPO Limited
Infosys Technologies Limited
Kovair Software Inc.
Onmobile Asia Pacific Private Limited
Rediff.com India Limited
Rediff Holdings Inc.
Career Launchers India Limited

Mr. Lakshmi Niwas Mittal Profession: Industrialist	57	May 3, 2002
Director
Arcelor Mittal S.A.
Arcelor Mittal USA Inc.
ONGC Mittal Energy Limited
ONGC Mittal Energy Mittal Services Limited
Commonwealth Business Council Limited
EADS N.V. (European Aeronautic Defense and Space Company)

President
Ispat Inland U.L.C

Mr. Narendra Murkumbi Profession: Company Executive	38	January 20, 2006
Chairman
KBK-Chem Engineering Private
Limited
Managing Director
Shree Renuka Sugars Limited
Director
J. P. Mukherji & Associates Private
Limited
Murkumbi Bioagro Private Limited
Murkumbi Industries Private Limited
Shree Renuka Infraprojects Limited
Director & CEO
Renuka Commodities DMCC, Dubai

Mr. Anupam Pradip Puri Profession: Management Consultant	62	May 3, 2002	Director Dr. Reddy’s Laboratories Limited Mahindra & Mahindra Limited Tech Mahindra Limited

Mr. Arun Ramanathan Profession: Government Service	59	January 18, 2008	Director State Bank of India IDBI Bank Limited IDFC Limited Life Insurance Corporation of India India Infrastructure Finance Company Limited

Name, Designation and Profession	Age (years)	Date of Appointment	Particulars of other Directorship(s)
Mr. Mahendra Kumar Sharma Chairman: Fraud Monitoring Committee Share Transfer & Shareholders’/Investors’ Grievance Committee Alternate Chairman: Audit Committee Profession: Retired Company Executive	61	January 31, 2003	Director ICICI Lombard General Insurance Company Limited Bata (India) Limited Sanmar Group of Companies- Advisory Board Mitsubishi UFJ Securities (India) Pvt. Limited

Mr. Priya Mohan Sinha Profession: Professional Manager	67	January 22, 2002	Chairman Bata India Limited Director Indian Oil Corporation Limited Lafarge India Private Limited Wipro Limited

Prof. Marti Gurunath Subrahmanyam Profession: Professor	61	May 3, 2002
Director
ICICI Prudential Life Insurance Company Limited
Infosys Technologies Limited
International Schools of Business Management Limited
Metahelix Life Sciences Private Limited
Nomura Asset Management (U.S.A.), Inc.
 Usha Comm Tech Limited

Mr. T.S. Vijayan Profession: Company Executive	55	April 30, 2005
Chairman
Life Insurance Corporation of India
Non-Executive Chairman
LIC Housing Finance Limited
LIC Mutual Fund Asset Management Company Limited
LIC (International) (BSC)(C) Bahrain
LIC (Nepal) Limited
LIC (Lanka) Limited
LIC (Mauritius) Offshore Limited
LIC Pension Fund Limited

Director
General Insurance Corporation of India
Kenindia Assurance Company Limited
National Commodities & Derivatives Exchange Limited
National Stock Exchange of India Limited

Name, Designation and Profession	Age (years)	Date of Appointment	Particulars of other Directorship(s)
Mr. V. Prem Watsa Profession: Company Executive	57	January 29, 2004
Chairman & CEO
Fairfax Financial Holdings Limited
Chairman
Crum & Foster Holdings Corp.
Northbridge Financial Corporation
TIG Holdings, Inc.
Director
Cunningham Lindsey Group Inc.
Odyssey Re Holdings Corp
1109519 Ontario Limited
810679 Ontario Limited
FFHL Share Option 1 Corporation
Hamblin Watsa Investment Council Limited
FFHL Group Limited
The Sixty Four Foundation
The Sixty Three Foundation
The Sixty Two Investment Company Limited

Mr. Kundapur Vaman Kamath Chairman: Committee of Directors Profession: Company Executive	60	April 17, 1996
Chairman
ICICI Bank Canada
ICICI Bank UK PLC
ICICI Lombard General Insurance Company Limited
ICICI Prudential Life Insurance Company Limited
ICICI Prudential Asset Management Company Limited
ICICI Securities Limited

Member—Governing Board
Emergency Management & Research Institute
Manipal University
Pandeet Deendayal Petroleum University

Governing Council
The ICICI Foundation for Inclusive Growth-Chairman
Indian Institute of Management, Ahmedabad- Member
Indian School of Business

Name, Designation and Profession	Age (years)	Date of Appointment	Particulars of other Directorship(s)
Ms. Chanda Kochhar Profession: Company Executive	46	April 1, 2001
Chairperson
ICICI Bank Eurasia Limited Liability Company
ICICI Investment Management Company Limited
Vice-Chairperson
ICICI Bank UK PLC
ICICI Bank Canada
Director
ICICI International Limited
ICICI Prudential Life Insurance Company Limited
Governing Council
The ICICI Foundation for Inclusive Growth-Member

Mr. V. Vaidyanathan Profession: Company Executive	40	October 24, 2006	Chairman ICICI Home Finance Company Limited Director ICICI Lombard General Insurance Company Limited ICICI Securities Limited

Ms. Madhabi Puri-Buch Executive Director Profession: Company Executive	42	June 1, 2007	Director ICICI Prudential Trust Limited ICICI Venture Funds Management Company Limited

Mr. Sonjoy Chatterjee Profession: Company Executive	40	October 22, 2007	Director ICICI Bank Canada ICICI Bank UK PLC ICICI Bank Eurasia Limited Liability Company

Our executive officers at September 5, 2008 were as follows:

Name	Age	Designation and Responsibilities	Years of work experience	Total remuneration in fiscal 2008(1) (in Rupees)	Bonus for fiscal 2008 (in Rupees)	Stock options granted in fiscal 2008	Stock options granted in fiscal 2009	Total stock options granted through September 5, 2008	Total stock options outstanding at September 5, 2008(2)	Share- holdings at September 5, 2008(3)
Mr. K.V. Kamath	60	Managing Director & CEO	36	22,294,699	4,324,800	300,000	270,000	1,845,000	1,170,000	490,000
Ms. Chanda D. Kochhar	46	Joint Managing Director & CFO	24	12,857,244	2,244,000	175,000	180,000	985,000	655,000	268,925
Ms. Madhabi Puri-Buch	42	Executive Director	18	12,888,225	1,700,000	100,000	125,000	579,900	405,000	98,861
Mr.V. Vaidyanathan	40	Executive Director	17	11,282,191	2,040,000	150,000	125,000	609,900	455,000	16,810
Mr. Sonjoy Chatterjee	40	Executive Director	15	3,663,251	841,639	75,000	125,000	346,850	250,625	30,925
Mr. K. Ramkumar	46	Group Chief Human Resources Officer	23	10,657,968	2,541,639	100,000	125,000	480,000	382,500	22,000
Mr. Pravir Vohra	54	Group Chief Technology Officer	33	9,445,477	2,541,639	100,000	125,000	404,500	320,500	47,500
_____________
(1)
Including ICICI Bank’s contribution to the superannuation fund, provident fund and leave travel allowance and excluding bonus payable for fiscal 2007 which was paid in fiscal 2008. Includes aggregate leave travel allowance availed during the year: K.V. Kamath – Rs. 2,650,000 (US$ 66,217), Chanda D. Kochhar – Rs. 2,500,000 (US$ 62,469), Madhabi Puri-Buch – Rs. 1,950,000 (US$ 48,726), V. Vaidyanathan - Rs. 1,250,000 (US$ 31,234), Sonjoy Chatterjee - Rs. NIL and all other executive officers - Rs. 2,080,822 (US$ 51,995);

(2)
Each stock option, once exercised, is equivalent to one equity share of ICICI Bank. ICICI Bank granted these stock options to its executive officers at no cost. See “— Compensation and Benefits to Directors and Officers — Employee Stock Option Scheme” for a description of the other terms of these stock options. In accordance with the Scheme of Amalgamation, directors and employees of ICICI have received stock options in ICICI Bank equal to half the number of the outstanding unexercised stock options they held in ICICI with the exercise price of these options being equal to twice the exercise price for the ICICI stock options exchanged. The stock options mentioned above include ICICI stock options converted into ICICI Bank stock options on this basis.

(3)	Executive officers and directors (including non-executive directors) as a group held about 0.5% of ICICI Bank’s equity shares as of this date.

Mr. K.V. Kamath has a degree in mechanical engineering and a post-graduate degree in management from the Indian Institute of Management, Ahmedabad. He joined ICICI in 1971 and worked in the areas of project finance, leasing, resources and corporate planning. In 1988, he left ICICI to join the Asian Development Bank, where he worked for six years. In January 1995, he joined a private sector group in Indonesia as advisor to its chairman. Mr. Kamath joined the board of directors of ICICI in October 1995. He was appointed Managing Director & CEO of ICICI in May 1996 and was re-appointed in May 2001. Mr. Kamath was a non-whole time director on the board of ICICI Bank from April 1996. Effective May 3, 2002 our board appointed Mr. Kamath as Managing Director & CEO.

Ms. Chanda D. Kochhar has a post-graduate degree in management from the Jamnalal Bajaj Institute of Management Studies, Mumbai and a degree in cost and works accountancy from the Institute of Cost and Works Accountants of India. She started her career in 1984 with ICICI in its project finance department and has worked in the areas of corporate credit, infrastructure financing, e-commerce, strategy and retail finance. She was appointed to our board as an Executive Director in April 2001. Our board designated her as Deputy Managing Director in April 2006 and as Joint Managing Director & Chief Financial Officer in October 2007. She is currently responsible for the corporate centre.

Mr. V. Vaidyanathan has a post-graduate degree in business administration from Birla Institute of Technology & Science, Ranchi. He worked in Citibank before joining ICICI in 2000 in the personal financial services division. Our board of directors appointed him as a whole time director designated as Executive Director in October 2006. He is responsible for retail banking and the rural, micro-banking and agricultural business.

Ms. Madhabi Puri-Buch is a graduate in mathematical economics and has a post-graduate degree in management from the Indian Institute of Management, Ahmedabad. She joined ICICI in 1989 in the project finance department. She left ICICI in 1992 and worked in ANZ Grindlays Bank and ORG MARG Research before joining ICICI again in January 1997 in the planning and treasury department. Our board of directors appointed her as a whole time director designated as Executive Director in June 2007. She is responsible for operations, global markets and the corporate brand.

Mr. Sonjoy Chatterjee has a degree in chemical engineering and a post-graduate degree in management from the Indian Institute of Management, Bangalore. He joined ICICI in 1994 in the project finance department. He has worked in the areas of project finance, corporate banking, strategy and international banking. From 2003 to 2007, he was the chief executive of ICICI Bank UK PLC. Our board of directors appointed him as a whole time director designated as Executive Director in October 2007. He is currently responsible for wholesale banking, government banking and international banking.

Mr. K. Ramkumar is a science graduate from Madras University with a post-graduate diploma in industrial relations and labor laws. He worked with ICI India before joining ICICI in 2001 in the human resources department. In 2006 he was designated as Group Chief Human Resources Officer.

Mr. Pravir Vohra is a post-graduate in economics from Delhi University. He was Joint President in 3i Infotech Limited (formerly ICICI Infotech Limited) before he joined ICICI Bank in 2002. He was designated as  Group Chief Technology Officer in 2006.

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

The Committee provides direction to the audit function and monitors the quality of the internal and statutory audit. The responsibilities of the Audit Committee include overseeing of the financial reporting process to ensure fairness, sufficiency and credibility of financial statements, recommendation of appointment and removal of central and branch statutory auditors as also chief internal auditor and fixation of their remuneration, approval of payment to statutory auditors for other services rendered by them, review of functioning of Whistle Blower Policy, review of the quarterly and annual financial statements before submission to board, review of the adequacy of internal control systems and the internal audit function, review of compliance with inspection and audit reports and reports of statutory auditors, review of the findings of internal investigations, review of statement of significant related party transactions, review of Management letters/letter of internal control weaknesses issued by statutory auditors, reviewing with the management, the statement of uses/application of funds raised through an issue (public issue, rights issue, preferential issue, etc.), the statement of funds utilized for the purposes other than those stated in the offer document/prospectus/notice and the report submitted by the monitoring agency, monitoring the utilization of proceeds of a public or rights issue and making appropriate recommendations to the Board to take steps in this matter, discussion on the scope of audit with external auditors and examination of reasons for substantial defaults, if any, in payment to stakeholders. The Committee provides direction to the internal audit function and monitors the quality of internal and statutory audit. The Committee is also empowered to appoint/oversee the work of any registered public accounting firm, establish procedures for receipt and treatment of complaints received regarding accounting and auditing matters, engage independent counsel as also provide for appropriate funding for compensation to be paid to any firm/advisors. In addition, the Audit Committee also exercises oversight on the compliance risk management framework by providing directions to the regulatory compliance function of ICICI Bank.

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

The functions of the Committee include recommendation of appointments to the board, evaluation of the performance of the Managing Director & CEO and other whole-time Directors on pre-determined parameters, recommendation to our board of the remuneration (including performance bonus and perquisites) to whole-time Directors, approval of the policy for and quantum of bonus payable to the members of the staff, framing of guidelines for the Employees Stock Option Scheme and recommendation of grant of ICICI Bank stock options to the employees and the whole time Directors of ICICI Bank and its subsidiary companies.

Credit Committee

The Credit Committee comprises five directors – Mr. N. Vaghul, Mr. Narendra Murkumbi, Mr. M. K. Sharma, Mr. P. M. Sinha and Mr. K. V. Kamath. The majority of the members of the Committee are independent directors. Mr. N. Vaghul is the Chairman of the Committee.

The functions of the Committee include review of developments in key industrial sectors and approval of credit proposals in accordance with the authorization approved by the board.

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

The functions of the Committee include monitoring and review of all instances of frauds involving an amount of Rs.10 million and above.

Risk Committee

The Risk Committee comprises five directors – Mr. N. Vaghul, Mr. Sridar Iyengar, Prof. Marti G. Subrahmanyam, Mr. V. Prem Watsa and Mr. K. V. Kamath. The majority of the members of the Committee are independent directors. Mr. N. Vaghul is the Chairman of the Committee. The Committee reviews ICICI Bank’s risk management policies in relation to various risks (portfolio, liquidity, interest rate, off-balance sheet and operational risks), investment policies and strategy and regulatory and compliance issues in relation thereto. The Committee also reviews key risk indicators covering areas such as credit risk, interest rate risk, liquidity risk, foreign exchange risk and internal audit

Share Transfer & Shareholders’/Investors’ Grievance Committee

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

Strategy Committee

The Strategy Committee was constituted by the Board at its meeting held on March 7-8, 2008. The Strategy Committee comprises five Directors – Mr. N Vaghul, Mr. M. K. Sharma, Mr. Narendra Murkumbi, Mr. K.V. Kamath and Ms. Chanda Kochhar. The Committee is chaired by Mr. N. Vaghul.

The functions of the Committee are to evaluate various strategic opportunities, including acquisitions/ divestitures, restructuring and other strategic initiatives for ICICI Bank and its subsidiaries and recommend the same to the Board.

Committee of Directors

The Committee of Directors comprises all five whole time directors and Mr. K.V. Kamath, Managing Director & CEO is the Chairman of the Committee.

The powers of the Committee include approval of credit proposals as per authorization approved by the board, approvals in respect of borrowing and treasury operations and premises and property related matters.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics for our directors and all our employees, which are filed as an exhibit to this report. In fiscal 2008, the Code was updated and amended. The revisions to the Code are primarily focused on the following issues:

•	Conflicts of Interest and outside activities

•	Gifts and Entertainment

•	Know your Customer/Anti-money Laundering

•	Accuracy of Company Records and reports

•	Work Place Responsibility

•	Raising Ethical Issues within ICICI Bank

•	Special responsibility of Superiors and Managers

•	Disciplinary Procedures

Principal Accountant Fees and Services

The total fees to our principal accountant relating to audit of consolidated financial statements for fiscal 2007 and fiscal 2008 and the fees for other professional services billed in fiscal 2007 and fiscal 2008 are as follows:

					Convenience translation into US$
	Year ended March 31,				Year ended March 31,
	2007		2008		2008
	(in millions)
Audit
Audit of ICICI Bank Limited and its subsidiaries	Rs.	60.6	Rs.	110.6	US$	2,763,618
Audit-related services
Opinion on non-statutory accounts presented in Indian Rupees		14.1		5.4		134,933
Others		25.1		33.1		827,086
Sub-total		99.8		149.1		3,725,637

Non-audit services
Tax services		-		-
Tax compliance		1.0		11.1		277,361
Other services		20.4		3.0		74,963
Sub-total		21.4		14.1		352,324
Total	Rs.	121.2	Rs.	163.2	US$	4,077,961

Fees for “other services” under the non-audit services category are principally fees related to certification services. Our Audit Committee approved the fees paid to our principal accountant relating to audit of consolidated financial statements for fiscal 2008 and fees for other professional services billed in fiscal 2008. Our Audit Committee pre-approves all significant assignments undertaken for us by our principal accountant.

Summary Comparison of Corporate Governance Practices

The following is a summary comparison of significant differences between our corporate governance practices and those required by the New York Stock Exchange for United States issuers.

Independent directors. A majority of our board are independent directors, as defined under applicable Indian legal requirements. Under these requirements, directors are not independent if they have any material pecuniary relationship or transactions with us, our management or our subsidiaries. We have not made a determination as to whether our directors would be considered independent under the New York Stock Exchange rules. Though the judgment on independence must be made by our board, there is no requirement that our board affirmatively make such determination, as required by the New York Stock Exchange rules. Further, one of our directors is a representative of the Indian government, as required by the terms of the loan and guarantee facilities provided by the Indian government.

Non-management directors meetings. Though there is no such requirement under applicable Indian legal requirements, our non-management directors meet separately before each board meeting.

Board Governance and Remuneration Committee and the Audit Committee. The members of our Board Governance and Remuneration Committee are independent, as defined under applicable Indian legal requirements. All members of our Audit Committee are independent under Rule 10A-3 under the Exchange Act. The constitution and main functions of these committees as approved by our board are described above and comply with the spirit of the New York Stock Exchange requirements for United States issuers.

Corporate Governance Guidelines. Under New York Stock Exchange rules, United States issuers are required to adopt and disclose corporate governance guidelines addressing matters such as standards of director qualification, responsibilities of directors, director compensation, director orientation and continuing education, management succession and annual performance review of the board of directors. As a foreign private issuer, we are not required to adopt such guidelines.

Compensation and Benefits to Directors and Officers

Remuneration

Under our organizational documents, each non-whole time director, except the government director, is entitled to receive remuneration for attending each meeting of our board or of a board committee. The amount of remuneration payable to non-whole time directors is set by our board from time to time in accordance with limitations prescribed by the Indian Companies Act or the government of India. The remuneration for attending each board or committee meeting is currently fixed at Rs. 20,000 (US$ 500). In addition, we reimburse directors for travel and related expenses in connection with board and committee meetings and related matters. If a director is required to perform services for us beyond attending meetings, we may remunerate the director as determined by our board of directors and this remuneration may be either in addition to or as substitution for the remuneration discussed above. We have not paid any remuneration to non-whole time directors other than the remuneration for attending each meeting of our board or of a board committee. Non-whole time directors are not entitled to the payment of any benefits at the end of their term of office.

Our board or any committee thereof may fix, within the range approved by our shareholders, the salary payable to the whole time directors. We are required to obtain specific approval of the Reserve Bank of India for the actual monthly salary and performance bonus paid each year to the whole time directors.

The following table sets forth the currently applicable monthly salary ranges.

Name and Designation	Monthly Salary Range (Rs.)
Mr. K. V. Kamath Managing Director & CEO	700,000 - 1,350,000 (US$ 17,491- US$ 33,733)
Ms. Chanda D. Kochhar Joint Managing Director & CFO	400,000 - 1,050,000 (US$ 9,995- US$ 26,237)
Mr. V. Vaidyanathan Executive Director	300,000 - 1,000,000 (US$ 7,496- US$ 24,988)
Ms. Madhabi Puri-Buch Executive Director	300,000 - 1,000,000 (US$ 7,496- US$ 24,988)
Mr. Sonjoy Chatterjee Executive Director	300,000 - 1,000,000 (US$ 7,496- US$ 24,988)

The whole time directors are entitled to perquisites (evaluated pursuant to Indian Income-tax Rules, wherever applicable, and otherwise at actual cost to ICICI Bank), such as furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by ICICI Bank to the extent permissible under the Indian Income-tax Act, 1961 and the Rules framed there under, medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable to employees of ICICI Bank from time to time. Where accommodation is not provided, each of the whole time directors is eligible for a house rent allowance of Rs. 100,000 (US$ 2,499) per month and maintenance of accommodation including furniture, fixtures and furnishings, as may be provided by ICICI Bank.

None of the service contracts with our directors provide for benefits upon termination of engagement.

The total compensation paid by ICICI Bank to its whole time directors and executive officers, Mr. K.V. Kamath, Ms. Kalpana Morparia, Ms. Chanda D. Kochhar, Dr. Nachiket Mor, Mr. V. Vaidyanathan, Ms. Madhabi Puri-Buch, Mr. Sonjoy Chatterjee, Mr. K. Ramkumar and Mr. Pravir Vohra in fiscal 2008, including bonus for fiscal 2007, was Rs. 122 million (US$ 3 million).

Bonus

Each year, our board of directors awards discretionary bonuses to employees and whole time directors on the basis of performance and seniority. The performance of each employee is evaluated through a performance management appraisal system. The aggregate amount accrued by ICICI Bank for bonuses to all eligible employees for fiscal 2008 was Rs. 2.0 billion (US$ 50 million). This amount was paid in fiscal 2009.

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

Under the stock option scheme, eligible employees are entitled to apply for equity shares. The options granted for fiscal 2003 and earlier vest annually in a graded manner over a three-year period, with 20.0%, 30.0% and 50.0% of the grants vesting each year, commencing not earlier than 12 months from the date of grant. Options granted for fiscal 2004 through fiscal 2008, and other grants made during fiscal 2009 vest in a graded manner over a four-year period with 20.0%, 20.0%, 30.0% and 30.0% of grants vesting each year, commencing from the end of 12 months from the date of grant. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later.

The exercise price for options granted prior to June 30, 2003 is equal to the market price of our equity shares on the date of grant on the stock exchange, which recorded the highest trading volume on the date of grant. On June 30, 2003, the Securities and Exchange Board of India revised its guidelines on employee stock options. While the revised guidelines provided that companies were free to determine the exercise price of stock options granted by them, they prescribed accounting rules and other disclosures, including expensing of stock options in the income statement, which are applicable to our Indian GAAP financial statements, in the event the exercise price was not equal to the average of the high and low market price of the equity shares in the two week period preceding the date of grant of the options, on the stock exchange which recorded the highest trading volume during the two week period. Effective July 22, 2004, the Securities and Exchange Board of India revised this basis of pricing to the latest available closing price, prior to the date of the meeting of the board of directors, in which options are granted, on the stock exchange which recorded the highest trading volume on that date. The exercise price for options granted by ICICI Bank on or after June 30, 2003, but before July 22, 2004 is equal to the average of the high and low market price of the equity shares in the two week period preceding the date of grant of the options, on the stock exchange which recorded the highest trading volume during the two week period. The exercise price of options granted on or after July 22, 2004 is equal to the closing price on the stock exchange which recorded the highest trading volume preceding the date of grant of options.

The following table sets forth certain information regarding the stock option grants ICICI Bank has made under its employee stock option scheme. ICICI Bank granted all of these stock options at no cost to its employees. ICICI Bank has not granted any stock options to its non-whole time directors.

Date of grant	Number of options granted	Exercise price
February 21, 2000	1,713,000	Rs.	171.90	US$	4.30
April 26, 2001	1,580,200		170.00		4.25
March 27, 2002	3,155,000		120.35		3.01
April 25, 2003	7,338,300		132.05		3.30
July 25, 2003	147,500		157.03		3.92
October 31, 2003	6,000		222.40		5.56
April 30, 2004	7,539,500		300.10		7.50
September 20, 2004	15,000		275.20		6.88
April 30, 2005	4,906,180		359.95		8.99
August 20, 2005	70,600		498.20		12.45

Date of grant	Number of options granted	Exercise price
January 20, 2006	5,000	569.55	14.23
April 29, 2006	6,267,400	576.80	14.41
July 22, 2006	29,000	484.75	12.11
October 24, 2006	78,500	720.55	18.00
January 20, 2007	65,000	985.40	24.62
April 28, 2007	4,820,300	935.15	23.37
July 21, 2007	11,000	985.85	24.63
October 19, 2007	46,000	1,036.50	25.90
January 19, 2008	40,000	1,248.85	31.21
March 8, 2008	39,000	893.40	22.32
April 26, 2008	5,583,500	915.65	22.88

ICICI also had an employee stock option scheme for its directors and employees and the directors and employees of its subsidiary companies, the terms of which were substantially similar to the employee stock option scheme of ICICI Bank. The following table sets forth certain information regarding the stock option grants made by ICICI under its employee stock option scheme prior to the amalgamation. ICICI granted all of these stock options at no cost to its employees. ICICI had not granted any stock options to its non-whole time directors.

Date of grant	Number of options granted	Exercise price[1]
August 3, 1999	2,323,750	Rs.	85.55	US$	2.14
April 28, 2000	2,902,500		133.40		3.33
November 14, 2000	20,000		82.90		2.07
May 3, 2001	3,145,000		82.00		2.05
August 13, 2001	60,000		52.50		1.31
March 27, 2002	6,473,700		60.25		1.51
______________
(1)	The exercise price is equal to the market price of ICICI’s equity shares on the date of grant.

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

The following table sets forth certain information regarding the options granted by ICICI Bank (including options granted by ICICI adjusted in accordance with the Scheme of Amalgamation) at June 1, 2008.
Particulars	ICICI Bank
Options granted		50,918,455
Options vested		31,944,924
Options exercised		23,990,047
Options forfeited/lapsed		6,137,206
Extinguishment or modification of options	[None]
Amount realized by exercise of options	Rs.	4,585,628,738
Total number of options in force		20,791,202

Among the subsidiaries of ICICI Bank, ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Securities Limited have employee stock option plans for their whole time directors and employees.

ICICI Prudential Life Insurance Company has an Employee Stock Option Scheme in terms of which up to 3.0% of the paid up capital of the Company may be allocated to employee stock options. ICICI Prudential Life Insurance Company had 18,546,952 stock options outstanding at June 30, 2008. ICICI Bank and Prudential Plc have approved a scheme of liquidity to be provided to the employee stock option holders to the extent of shares exercised against options vested on or before March 31, 2007, aggregating to a maximum of 2.48 million shares. The shares would be bought at a price determined by an independent external valuation of the shares and would be in line with the grant price for new stock options being granted. The shares would be bought by the joint venture partners from the employee stock option holders in the proportion of their share holding. Since year-end fiscal 2008 through September 12, 2008, ICICI Bank has purchased 1,704,062 shares of ICICI Prudential Life Insurance Company pursuant to this scheme.

ICICI Lombard General Insurance Company has an Employee Stock Option Scheme in terms of which up to 5.0% of the paid up capital of the Company may be allocated to employee stock options. ICICI Lombard General Insurance Company had 16,681,660 employee stock options outstanding at June 30, 2008. ICICI Bank and Fairfax Financials Holdings Limited, Canada have approved a scheme of liquidity to be provided to the employee stock option holders to the extent of shares exercised against options vested on or before March 31, 2007, aggregating to a maximum of 1.12 million shares. The shares would be bought at a price determined by an independent external valuation of the shares and would be in line with the grant price for new stock options being granted. The shares would be bought by the joint venture partners from the employee stock option holders in the proportion of their share holding. Since year-end fiscal 2008 through September 12, 2008, ICICI Bank has purchased 442,950 shares of ICICI Lombard General Insurance Company pursuant to this scheme.

ICICI Securities has an Employee Stock Option Scheme in terms of which up to 10.0% of the issued equity share capital of the Company may be allocated to employee stock options. ICICI Securities had 8,305,000 employee stock options outstanding at June 30, 2008. In June 2008, the company approved a cash-out option for the vested options. The total number of stock options so encashed were 2,076,250.

Loans

ICICI Bank has internal rules for grant of loans to employees and whole time directors to acquire certain assets such as property, vehicles and other consumer durables. ICICI Bank’s loans to employees have been made at interest rates ranging from 2.5% to 3.5% per annum and are repayable over fixed periods of time. The loans are generally secured by the assets acquired by the employees. Pursuant to the Banking Regulation Act, ICICI Bank’s non-whole time directors are not eligible for any loans. At year-end fiscal 2008, there were loans of Rs. 9.0 billion (US$ 225 million), compared to loans of Rs. 6.5 billion (US$ 162 million) at year-end fiscal 2007, outstanding to ICICI Bank employees. This amount included loans of Rs. 14 million (US$ 349,825), compared to Rs. 45 million (US$ 1 million) at year-end fiscal 2007, to certain of its directors and executive officers, made on the same terms, including as to interest rates and collateral, as loans to other employees.

Gratuity

Under Indian law, ICICI Bank is required to pay a gratuity to employees who retire or resign after at least five years of continuous service. ICICI Bank makes contributions to four separate gratuity funds, for employees inducted from ICICI, employees inducted from Bank of Madura, employees inducted from Sangli Bank and employees of ICICI Bank other than employees inducted from ICICI, Bank of Madura and Sangli Bank.

The gratuity funds for employees inducted from ICICI, Bank of Madura and Sangli Bank are separate gratuity funds managed by ICICI Prudential Life Insurance Company Limited. Actuarial valuation of the gratuity liability is determined by an actuary appointed by ICICI Prudential Life Insurance Company Limited. The investments of the funds are made according to rules prescribed by the government of India. The accounts of the funds are audited by independent auditors. The total corpus of these funds at year-end fiscal 2008 based on their unaudited financial statements was Rs. 623 million (US$ 16 million).

The gratuity fund for employees of ICICI Bank other than employees inducted from ICICI, Bank of Madura and Sangli Bank is administered jointly by the Life Insurance Corporation of India and ICICI Prudential Life Insurance Company. In accordance with the gratuity fund’s rules, actuarial valuation of gratuity liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality and staff turnover. The total corpus of the funds at year-end fiscal 2008 was Rs. 506 million (US$ 13 million) compared to Rs. 390 million (US$ 10 million) at year-end fiscal 2007.

Superannuation Fund

ICICI Bank contributes 15.0% of the total annual salary of each employee to a superannuation fund for ICICI Bank employees. ICICI Bank’s employees get an option on retirement or resignation to receive one-third of the total balance and a monthly pension based on the remaining two-third balance. In the event of death of an employee, his or her beneficiary receives the remaining accumulated balance of 66.7%. ICICI Bank also gives a cash option to its employees, allowing them to receive the amount contributed by ICICI Bank in their monthly salary during their employment. From fiscal 2006, the superannuation fund is being administered by Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited. Employees have the option to retain the existing balance with the Life Insurance Corporation of India or ICICI Prudential Insurance Company Limited. The total corpus of the superannuation fund was Rs. 1,218 million (US$ 30 million) at year-end fiscal 2008 compared to Rs. 1,047 million (US$ 26 million) at year-end fiscal 2007.

Provident Fund

ICICI Bank is statutorily required to maintain a provident fund as a part of its retirement benefits to its employees. There are separate provident funds for employees inducted from Bank of Madura and Sangli Bank (other than those employees who have opted for pensions), and for other employees of ICICI Bank. These funds are managed by in-house trustees. Each employee contributes 12.0% of his or her basic salary (10.0% for clerks and sub-staff of Bank of Madura) and ICICI Bank contributes an equal amount to the funds. The investments of the funds are made according to rules prescribed by the government of India. The accounts of the funds are audited by independent auditors. The total corpuses of the funds for employees inducted from Bank of Madura, Sangli Bank and other employees of ICICI Bank at year-end fiscal 2008 based on their unaudited financial statements were Rs. 559 million (US$ 14 million), Rs. 895 million (US$ 22 million) and Rs. 4.1 billion (US$ 102 million) respectively. ICICI Bank made aggregate contributions of Rs. 769 million (US$ 19 million) to these funds during fiscal 2008, compared to Rs. 756 million (US$ 19 million) in fiscal 2007.

Pension Fund

Out of the employees inducted from Bank of Madura and employed with ICICI Bank at year-end fiscal 2008, 280 employees had opted for pensions and 620 employees had opted for a provident fund and employees inducted from Sangli Bank and employed with ICICI Bank at year-end fiscal 2008, 1,250 employees had opted for pensions and 407 employees had opted for a provident fund. For employees who opted for a provident fund, ICICI Bank’s contribution of 12.0% of his or her basic salary (10% for clerks and sub-staff) is credited to the provident fund every month. For employees who opted for pensions, ICICI Bank’s contribution of 12.0% of his or her basic salary (10% for clerks and sub-staff) is credited to the pension fund every month. These funds are managed by in-house trustees through ICICI Prudential Life Insurance Company Limited. The investments of the funds are made according to rules prescribed by the government of India. The accounts of the fund are audited by independent auditors. The employees who opted for pensions are entitled to a monthly pension from the day after their retirement. ICICI Bank also gives a cash option to employees, allowing them to receive the present value of one-third of their monthly pension in total satisfaction. Upon death of an employee, family members are entitled to payment of a family pension pursuant to the rules in this regard. The corpus of the fund at year-end fiscal 2008 was Rs. 1.0 billion (US$ 25 million), compared to Rs. 1.0 billion (US$ 25 million) at year-end fiscal 2007 of Bank of Madura and Rs. 1.7 billion (US$ 42 million) of Sangli Bank at year-end fiscal 2008.

Interest of Management in Certain Transactions

Except as otherwise stated in this annual report, no amount or benefit has been paid or given to any of our directors or executive officers.

OVERVIEW OF THE INDIAN FINANCIAL SECTOR

The information in this section has been extracted from publicly available documents from various sources, including officially prepared materials from the government of India and its various ministries and the Reserve Bank of India, and has not been prepared or independently verified by us. This is the latest available information to our knowledge at September 22, 2008.

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

The Reserve Bank of India issues guidelines on exposure limits, income recognition, asset classification, provisioning for non-performing and restructured assets, investment valuation and capital adequacy for commercial banks, long-term lending institutions and non-bank finance companies. The Reserve Bank of India requires these institutions to furnish information relating to their businesses to it on a regular basis. For further discussion regarding the Reserve Bank of India’s role as the regulatory and supervisory authority of India’s financial system and its impact on ICICI Bank, see “Supervision and Regulation”.

Commercial Banks

Commercial banks in India have traditionally focused only on meeting the short-term financial needs of industry, trade and agriculture. At March 31, 2008, there were 169 scheduled commercial banks in the country, with a network of 74,326 branches serving approximately Rs. 32.29 trillion (US$ 806.8 billion) in deposit accounts. Scheduled commercial banks are banks that are listed in the schedule to the Reserve Bank of India Act, 1934, and are further categorized as public sector banks, private sector banks and foreign banks. Scheduled commercial banks have a presence throughout India, with approximately 64.5% of bank branches located in rural or semi-urban areas of the country. A large number of these branches belong to the public sector banks.

Public Sector Banks

Public sector banks make up the largest category in the Indian banking system. They include the State Bank of India and its seven associate banks, 19 nationalized banks and 95 regional rural banks. Excluding the regional rural banks, the remaining public sector banks have 51,757 branches, and accounted for 71.1% of the outstanding gross bank credit and 71.0% of the aggregate deposits of the scheduled commercial banks at March 31, 2008. The public sector banks’ large network of branches enables them to fund themselves out of low cost deposits.

State Bank of India is the largest bank in India in terms of total assets. At March 31, 2008, State Bank of India and its seven associate banks had 14,701 branches. They accounted for 22.6% of aggregate deposits and 22.8% of outstanding gross bank credit of all scheduled commercial banks.

Regional rural banks were established from 1976 to 1987 by the central government, state governments and sponsoring commercial banks jointly with a view to develop the rural economy. Regional rural banks provide credit to small farmers, artisans, small entrepreneurs and agricultural laborers. The National Bank for Agriculture and Rural Development is responsible for regulating and supervising the functions of the regional rural banks. In 1986 the Kelkar Committee made comprehensive recommendations covering both the organizational and operational aspects of regional rural banks, several of which were incorporated as amendments to the Regional Rural Banking Act, 1976. As part of comprehensive restructuring program, recapitalization of the regional rural banks was initiated in fiscal 1995, a process which continued until fiscal 2000 and covered 187 regional rural banks with aggregate financial support of Rs. 21.9 billion (US$ 547 million) from the stakeholders. Simultaneously, prudential norms on income recognition, asset classification and provisioning for loan losses following customary banking benchmarks were introduced.

Currently, there are 95 regional rural banks and at March 31, 2008 regional rural banks had 14,558 branches, accounted for 3.0% of aggregate deposits and 2.4% of gross bank credit outstanding of scheduled commercial banks.

Private Sector Banks

After the first phase of bank nationalization was completed in 1969, public sector banks made up the largest portion of Indian banking. The focus on public sector banks was maintained throughout the 1970s and 1980s. In addition, existing private sector banks that showed signs of an eventual default were merged with state-owned banks. In July 1993, as part of the banking reform process and as a measure to induce competition in the banking sector, the Reserve Bank of India permitted entry of the private sector into the banking system. This resulted in the introduction of private sector banks, including ICICI Bank. These banks are collectively known as the “new” private sector banks. At year-end fiscal 2008, there were eight “new” private sector banks. In addition, 18 old private sector banks existing prior to July 1993 were operating at year-end fiscal 2008. The Sangli Bank Limited, an unlisted “old” private sector bank merged with ICICI Bank effective April 19, 2007. Subsequent to year-end fiscal 2008, the Centurion Bank of Punjab merged with HDFC Bank.

At March 31, 2008, private sector banks accounted for approximately 20.3% of aggregate deposits and 19.7% of gross bank credit outstanding of the scheduled commercial banks. Their network of 7,751 branches accounted for 10.4% of the total branch network of scheduled commercial banks in the country.

Foreign Banks

Currently, there are 29 foreign banks and at March 31, 2008, foreign banks had 260 branches operating in India. Foreign banks accounted for 5.6% of aggregate deposits and 6.8% of outstanding gross bank credit of scheduled commercial banks at March 31, 2008. As part of the liberalization process, the Reserve Bank of India has permitted foreign banks to operate more freely, subject to requirements largely similar to those imposed on domestic banks. The primary activity of most foreign banks in India has been in the corporate segment. However, some of the larger foreign banks have made consumer financing a larger part of their portfolios. These banks offer products such as automobile finance, home loans, credit cards and household consumer finance. Foreign banks operate in India through branches of the parent bank. Certain foreign banks also have wholly-owned non-bank finance company subsidiaries or joint ventures for both corporate and retail lending. In a circular dated July 6, 2004, the Reserve Bank of India stipulated that banks should not acquire any fresh stake in a bank’s equity shares, if by such acquisition, the investing bank’s holding exceeded 5.0% of the investee bank’s equity capital. This also applies to holdings of foreign banks with a presence in India, in Indian banks.

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

Long-Term Lending Institutions

The long-term lending institutions were established to provide medium-term and long-term financial assistance to various industries for setting up new projects and for the expansion and modernization of existing facilities. These institutions provided fund-based and non-fund-based assistance to industry in the form of loans, underwriting, and direct subscription to shares, debentures and guarantees. The primary long-term lending institutions included Industrial Development Bank of India (now a bank), IFCI Limited, and Industrial Investment Bank of India as well as ICICI prior to the amalgamation.

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

Non-Bank Finance Companies

There are about 13,000 non-bank finance companies in India, mostly in the private sector. All non-bank finance companies are required to register with the Reserve Bank of India. The non-bank finance companies may be categorized into entities which take public deposits and those which do not. The companies which take public deposits are subject to strict supervision and capital adequacy requirements of the Reserve Bank of India. ICICI Securities Limited, ICICI Bank’s subsidiary, is a non-bank finance company, which does not accept public deposits. The primary activities of the non-bank finance companies are consumer credit, including automobile finance, home finance and consumer durable products finance, wholesale finance products such as bill discounting for small and medium-sized companies, and fee-based services such as investment banking and underwriting. In 2003, Kotak Mahindra Finance Limited, a large non-bank finance company was granted a banking license by the Reserve Bank of India and converted itself into Kotak Mahindra Bank.

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

Other Financial Institutions

Specialized Financial Institutions

In addition to the long-term lending institutions, there are various specialized financial institutions which cater to the specific needs of different sectors. They include the National Bank for Agriculture and Rural Development, Export Import Bank of India, Small Industries Development Bank of India, Risk Capital and Technology Finance Corporation Limited, Tourism Finance Corporation of India Limited, National Housing Bank, Power Finance

Corporation Limited, Infrastructure Development Finance Corporation Limited and India Infrastructure Finance Company Limited.

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

Insurance Companies

Currently, there are 40 insurance companies in India, of which 19 are life insurance companies, 20 are general insurance companies and one is a re-insurance company. Of the 19 life insurance companies, 18 are in the private sector and one is in the public sector. Among the general insurance companies, 14 are in the private sector and six (including the Export Credit Guarantee Corporation of India Limited and the Agriculture Insurance Company of India Limited) are in the public sector. The re-insurance company, General Insurance Corporation of India, is in the public sector. Life Insurance Corporation of India, General Insurance Corporation of India and public sector general insurance companies also provide long-term financial assistance to the industrial sector.

The insurance sector in India is regulated by the Insurance Regulatory and Development Authority. In December 1999, the Indian parliament passed the Insurance Regulatory and Development Authority Act, 1999 which also amended the Insurance Act, 1938. This opened up the Indian insurance sector for foreign and private investors. The Insurance Act allows foreign equity participation in new insurance companies of up to 26.0%. A new company should have a minimum paid up equity capital of Rs. 1.0 billion (US$ 25 million) to carry on the business of life insurance or general insurance or Rs. 2.0 billion (US$ 50 million) to carry on exclusively the business of reinsurance.

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

In fiscal 2008, first year weighted individual premium underwritten by the life insurance sector increased by 30.7% to Rs. 526.6 billion (US$ 13.2 billion) compared to Rs. 402.8 billion (US$ 10.1 billion) in fiscal 2007. The share of the private sector increased from 35.5% in fiscal 2007 to 50.5% in fiscal 2008. Gross premium underwritten in the general insurance sector increased by 12.6% to Rs. 281.3 billion (US$ 7.0 billion) in fiscal 2008 as against Rs. 249.8 billion (US$ 6.2 billion) in fiscal 2007. The share of private sector increased from 34.9% in fiscal 2007 to 39.9% in fiscal 2008. Gross premiums underwritten by general insurance companies moderated in fiscal 2008 owing to de-tariffing of the general insurance sector. Until January 1, 2007, almost 70.0% of the general insurance market was subject to price controls under a tariffing regime. With the commencement of a tariff free regime effective January 1, 2007, the resultant competitive pricing has led to a significant decrease in premium rates across the industry leading to moderate premium growth during fiscal 2008 despite a significant increase in underwriting volume in the same period. We have joint ventures in each of the life insurance and the general insurance sectors. Our life insurance joint venture, ICICI Prudential Life Insurance Company Limited, and general insurance joint venture, ICICI Lombard General Insurance Company Limited, are both major players in their respective segments.

 Mutual Funds

At the end of July 2008, there were 35 mutual funds in India with average assets under management for July 2008 of Rs. 5,296.3 billion (US$ 132.3 billion). Total assets under management of all mutual funds increased by 65.0% from Rs. 3,263.9 billion (US$ 81.6 billion) at year-end fiscal 2007 to Rs. 5,385.1 billion (US$ 134.6 billion) at year-end fiscal 2008. From 1963 to 1987, Unit Trust of India was the only mutual fund operating in the country. It was set up in 1963 at the initiative of the government and the Reserve Bank of India. From 1987 onwards, several other public sector mutual funds entered this sector. These mutual funds were established by public sector banks, the Life Insurance Corporation of India and General Insurance Corporation of India. The mutual funds industry was opened up to the private sector in 1993. The industry is regulated by the SEBI (Mutual Fund) Regulation, 1996. At the end of July 2008, there were 29 private sector mutual funds with an 81.6% market share in terms of average assets under management for July 2008. The Bank’s asset management joint venture, ICICI Prudential Asset Management Company Limited had total assets under management  of Rs. 551.1 billion (US$ 13.8 billion) at year-end fiscal 2008.
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

•
similarly, the cash reserve ratio or the proportion of the bank’s net demand and time liabilities that were required to be deposited with the Reserve Bank of India was reduced from 15.0% in the pre-reform period to low of 4.5%. Cash Reserve Ratio has since been increased to 8.75% and effective August 30, 2008 will be 9.0%.

•	special tribunals were created to resolve bad debt problems;

•	most of the restrictions on interest rates for deposits were removed. Commercial banks were allowed to set their own level of interest rates for all deposits except savings bank deposits; and

•
substantial capital infusion to several state-owned banks was approved in order to bring their capital adequacy closer to internationally accepted standards. By the end of fiscal 2002, aggregate recapitalization amounted to Rs. 217.5 billion (US$ 5.4 billion). The stronger public sector banks were given permission to issue equity to further increase capital.

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

Recent Structural Reforms

 Amendments to the Banking Regulation Act

The Indian Parliament has approved amendments to the Banking Regulation Act removing the statutory minimum liquidity ratio requirement and giving the Reserve Bank of India the ability to set the statutory minimum liquidity ratio without any floor.

Amendments to the Reserve Bank of India Act

The Indian Parliament has approved amendments to the Reserve Bank of India Act removing the minimum cash reserve ratio requirement of 3.0%, giving the Reserve Bank of India discretion to reduce the cash reserve ratio to less than 3.0%. Further, the amendments also created a legal and regulatory framework for derivative instruments.

Recent Amendments to Laws Governing Public Sector Banks

The Indian Parliament recently amended the laws governing India’s public sector banks permitting such banks to issue preference shares and make preferential allotments or private placements of equity. The amendments also empower the Reserve Bank of India to prescribe ‘fit and proper’ criteria for directors of such banks, and permit supercession of their boards and appointment of administrators in certain circumstances.

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

Pension Reforms

Currently, there are three categories of pension schemes in India: pension schemes for government employees, pension schemes for employees in the organized sector and voluntary pension schemes. In case of pension schemes for government employees, the government pays its employees a defined periodic benefit upon their retirement. Further, the contribution towards the pension scheme is funded solely by the government and not matched by a contribution from the employees. The Employees Provident Fund, established in 1952, is a mandatory program for employees of certain establishments. It is a contributory program that provides for periodic contributions of 10.0% to 12.0% of the basic salary by both the employer and the employees. The contribution is invested in prescribed securities and the accumulated balance in the fund (including the accretion thereto) is paid to the employee as a lump sum on retirement. Besides these, there are voluntary pension schemes administered by the government (the Public Provident Fund to which contribution may be made up to a maximum of Rs. 70,000 (US$ 1,749) or offered by insurance companies, where the contribution may be made on a voluntary basis. Such voluntary contributions are often driven by tax benefits offered under the scheme.

In 1998, the government commissioned the Old Age Social and Income Security (OASIS) project and nominated an expert committee to suggest changes to the existing policy framework. The committee submitted its report in January 2000, recommending a system for private sector management of pension funds to provide market-linked returns. It also recommended the establishment of a separate pension regulatory authority to regulate the pensions system. Subsequently, in the budget for fiscal 2001, the government announced that a high level committee would be formulated to design a contribution-based pension scheme for new government recruits. The government also requested the Insurance Regulatory and Development Authority to draw up a roadmap for implementing the Old Age Social and Income Security Report (OASIS). The Insurance Regulatory and Development Authority submitted its report in October 2001. The report suggested that pension fund managers should constitute a separate legal entity to conduct their pension business. In August 2003, the government announced that it would be mandatory for its new employees (excluding defense personnel) to join a new defined contribution pension scheme where both the government and the employee would make monthly contributions of 10.0% of the employee’s salary. The government also announced that a Pension Fund Development and Regulatory Authority would be set up to regulate the pension industry. The government constituted the interim Pension Fund Development and Regulatory Authority on October 11, 2003. In December 2003, the government announced that the new pension scheme would be applicable to all new recruits to Indian government service (excluding defense personnel) from January 1, 2004. Further, on December 30, 2004, the government promulgated an ordinance establishing the statutory regulatory body, Pension Fund Regulatory and Development Authority (PFRDA) to undertake promotional, developmental and regulatory functions with respect to the pension sector. In March 2005, the government tabled the Pension Fund and Development Authority Bill in Parliament. The union budget for fiscal 2006 recognized the opportunities for foreign direct investment in the pension sector and it has also announced that the government would issue guidelines for such investment. In August 2008, the Employee Provident Fund Organization opened the management of its corpus to the private sector and appointed three private sector asset management companies as fund managers.

Credit Policy Measures

The Reserve Bank of India issues an annual policy statement setting out its monetary policy stance and announcing various regulatory measures. It issues a review of the annual policy statement on a quarterly basis.

Annual Policy Statement for Fiscal 2009

In its annual policy statement for fiscal 2009 announced in April 2008, the Reserve Bank of India:

•	Increased the cash reserve ratio by 25 basis points to 8.25% effective May 24, 2008.

•	Enhanced the limit of bank loans for housing for applicability of reduced risk weights at 50.0% from Rs. 2 million to Rs. 3 million (US$ 49,975 to US$ 74,963).

•
Proposed to introduce Separate Trading of Registered Interest and Principal of Securities (STRIPS) in government securities by the end of fiscal 2009 letting investors hold and trade the individual interest and principal components of eligible government notes and bonds as separate securities.

•
Proposed that the shortfall in lending to weaker sections by the domestic scheduled commercial banks would be taken into account for the purpose of allocating amounts for contribution to Rural Infrastructure Development Fund (RIDF) or funds with other financial institutions as specified by the Reserve Bank of India from April 2009.

During June and July 2008, the Reserve Bank of India increased the repo rate by 75 basis points to 8.50% and the cash reserve ratio by 50 basis points to 8.75%.

First Quarter Review of Annual Policy Statement for Fiscal 2009

In its first quarter review of the annual policy statement announced on July 29, 2008, the Reserve Bank of India raised the cash reserve ratio by 25 basis points to 9.0% effective August 30, 2008 and increased the repo rate by 50 basis points to 9.0% effective July 29, 2008.

Reforms of the Non-Bank Finance Companies

Standards relating to income recognition, provisioning and capital adequacy were prescribed for non-bank finance companies in June 1994. Registered non-bank finance companies were required to achieve a minimum capital adequacy of 6.0% by year-end fiscal 1995 and 8.0% by year-end fiscal 1996 and to obtain a minimum credit rating. To encourage the companies complying with the regulatory framework, the Reserve Bank of India announced in July 1996 certain liberalization measures under which the non-bank finance companies registered with it and complying with the prudential norms and credit rating requirements were granted freedom from the ceiling on interest rates on deposits and amount of deposits. Other measures introduced include requiring non-bank finance companies to maintain a certain percentage of liquid assets and to create a reserve fund. The percentage of liquid assets to be maintained by non-bank finance companies has been revised uniformly upwards and, since April 1999, 15.0% of public deposits must be maintained. From January 1, 2000 the requirement should not be less than 10.0% in approved securities and the remaining in unencumbered term deposits in any scheduled commercial bank, the aggregate of which shall not be less than 15.0% of the public deposits outstanding at the close of business on the last working day of the second preceding quarter. The maximum rate of interest that non-bank finance companies could pay on their public deposits was reduced from 12.5% per annum to 11.0% per annum effective March 4, 2003.

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

•	a minimum net owned fund of Rs. 2.5 million (US$ 62,469) is mandatory before existing non-bank finance companies may accept public deposits;

•	a minimum investment grade rating is compulsory for loan and investment companies accepting public deposits, even if they have the minimum net owned funds;

•
permission to accept public deposits was also linked to the level of capital to risk assets ratio. Different capital to risk assets ratio levels for non-bank finance companies with different ratings were specified; and

•	non-bank finance companies were advised to restrict their investments in real estate to 10.0% of their net owned funds.

In the monetary and credit policy for fiscal 2000, the Reserve Bank of India stipulated a minimum capital base of Rs. 20 million (US$ 499,750) for all new non-bank finance companies. In the government of India’s budget for fiscal 2002, the procedures for foreign direct investment in non-bank finance companies were substantially liberalized.

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

On December 12, 2006, the Reserve Bank of India issued guidelines on the financial regulation of systemically important non-banking financial companies and banks' relationships with them with a view to remove the possibility of regulatory arbitrage leading to an uneven playing field and potential systemic risk. Within non-deposit taking non-banking financial companies, the guidelines classify those with an asset size above Rs. 1.0 billion (US$ 25 million) as per the last audited balance sheet as systemically important. These non-banking financial companies are required to maintain a minimum capital to risk weighted assets ratio (CRAR) of 10.0%, in addition to conforming to single and group exposure norms. The guidelines restrict banks’ holdings in a deposit taking non-banking financial company, excluding housing finance companies, to 10.0% of the paid up equity capital of the non-banking financial company. The total exposure to a single non-banking financial company has been limited to 10.0% of the bank’s capital funds (15.0% in the case of an asset finance company). The limit may be increased to 15.0% and 20.0%, respectively, provided that the excess exposure is on account of funds lent by the non-banking financial company to the infrastructure sector. In June 2008, the Reserve Bank of India issued draft guidelines covering non-deposit taking non-banking financial companies. Non-deposit taking non-banking financial companies with asset size of Rs. 1.0 billion (US$ 25 million) and above will have to maintain capital to risk weighted assets ratio (CRAR) of 12.0% against the current minimum of 10.0%. The capital adequacy ratio will be increased to 15.0% from April 2009.

As per existing instructions of the Reserve Bank of India, non-banking finance companies in India having assets of Rs. 500 million (US$ 13 million) and above as per their last audited results are required to constitute an audit committee, consisting of no less than three members of its board of directors. In May 2007, the Reserve Bank of India announced that non-banking finance companies with deposit base of Rs. 200 million (US$ 5 million) and above may also consider constituting an audit committee on similar lines. Further, the Reserve Bank of India has also instructed non-banking finance companies with public deposits of Rs. 200 million (US$ 5 million) and above or having an asset size of Rs. 1.0 billion (US$ 25 million) or above to form a nomination committee to ensure 'fit and proper' status of proposed/existing directors for such companies. The Reserve Bank of India also instructed such non-banking finance companies to form a risk management committee to manage integrated risk. Additionally, the

Reserve Bank of India also prohibited such non-banking finance companies from extending loans, advances or non-fund based facilities or any other financial accommodation/ facilities to their directors and/ or certain other connected persons.

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

Capital Adequacy Requirements

 We are required to comply with the capital adequacy guidelines issued by the Reserve Bank of India. In April 2007, the Reserve Bank of India issued guidelines for the implementation of a capital adequacy framework based on the revised framework approved by the Basel Committee on Banking Supervision, or Basel II. These guidelines became applicable to banks that have an international presence, like us, effective year-end fiscal 2008 and will apply to all other banks effective year-end fiscal 2009. These guidelines require banks to maintain a minimum capital to risk weighted asset ratio of 9.0%, of which a minimum of 6.0% (an increase from 4.5% required by the earlier Basel I guidelines) must be Tier I capital. The guidelines stipulate that investments above 30.0% in the paid up equity of subsidiaries and associates which are not consolidated for capital purposes and investments in other instruments eligible for regulatory capital status in those entities must be deducted to the extent of 50.0% from Tier I capital and 50.0% from Tier II capital. The guidelines also introduce a capital charge for operational risk. For the current year, we are required to maintain capital at the level required by Basel I or Basel II, whichever is higher.

Risk adjusted assets and off-balance sheet items considered for determining the capital adequacy ratio are the risk weighted total of funded and non-funded exposures. Degrees of credit risk expressed as percentage weighting have been assigned to various balance sheet asset items and off-balance sheet items. The credit equivalent value of off-balance sheet items is determined by applying conversion factors to the notional amount of the off-balance sheet items. The conversion factor ranges between 20.0% to 100.0% depending on the nature and  maturity of the off-balance sheet item. The value of each item is multiplied by the relevant risk weight (and conversion factor for off-balance sheet items) to produce risk-adjusted values of assets and off-balance sheet items. The risk weights are set at 125.0% for consumer credit and capital market exposure and 75.0% for residential mortgages (50.0% for residential mortgage loans of less than Rs. 3 million (US$ 74,963). Exposure to commercial real estate and venture capital funds are weighted at 150.0% and other unrated loans/credit exposures at 100.0%. Credit exposures to rated corporates are risk weighted based on the external credit ratings at a facility level. Further, the Reserve Bank of India has stipulated that for fiscal 2009, all fresh sanctions or renewals in respect of unrated claims on corporates in excess of Rs. 500 million (US$ 12 million) would attract a risk weight of 150.0%. With effect from April 1, 2009, all fresh sanctions or renewals in respect of unrated claims on corporates in excess of Rs. 100 million (US$ 2 million) will attract a risk weight of 150.0%. Banks are also required to maintain a capital charge for market risk in respect of their trading book exposure (including derivatives) and securities included in the available for sale category. All open foreign exchange positions carry a 100.0% risk weight. Capital requirements have also been prescribed for open positions in gold. Banks are also expected to compute their credit exposures, arising on account of interest rate and foreign exchange derivative transactions and gold, using the current exposure method.

The Reserve Bank of India issued guidelines on securitization of standard assets on February 1, 2006. The guidelines define true sales, criteria to be met by special purpose vehicles set up for securitization, policy on provision of credit enhancement facilities, liquidity facilities, underwriting facilities and provision of services. The guidelines also cover capital requirements on securitization, prudential norms for investment in securities issued by special purpose vehicles, accounting treatment of the securitization transactions and disclosure requirements. In April 2007, the Reserve Bank of India issued prudential guidelines pursuant to which securitization exposures, which need to be deducted from regulatory capital, will have to be deducted 50.0% from Tier I and 50.0% from Tier II capital. The guidelines have also specified differential risk weight mapping based on the rating of the securitization exposure taken by the originator/investor.

The total capital of a bank is classified into Tier I and Tier II capital. Tier I capital, the core capital, provides the most permanent and readily available support against unexpected losses. It comprises paid-up capital, reserves consisting of any statutory reserves, other disclosed free reserves and innovative perpetual debt instruments issued in compliance with extant regulations issued by the Reserve Bank of India for inclusion in Tier I capital as reduced by equity investments in subsidiaries, intangible assets and losses in the current period and those brought forward from the previous period. In fiscal 2003, the Reserve Bank of India issued a guideline requiring a bank’s deferred tax asset to be treated as an intangible asset and deducted from its Tier I capital.

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

 The Reserve Bank of India has issued guidelines permitting banks to issue perpetual debt with a call option which may be exercised after not less than 10 years, with its prior approval, for inclusion in Tier I capital up to a maximum of 15.0% of total Tier I capital. The Reserve Bank of India has also permitted banks to issue debt instruments with a minimum maturity of 15 years and a call option after not less than 10 years, to be exercised with its prior approval, for inclusion in Tier II capital. In July 2006, the Reserve Bank of India issued guidelines permitting the issuance of Tier I and Tier II debt instruments denominated in foreign currencies. In October 2007, to enhance the range of eligible instruments available to banks for capital adequacy purposes, the Reserve Bank of

India issued guidelines permitting banks to issue preference shares as part of regulatory capital. Banks have been allowed to issue perpetual non-cumulative preference shares as part of Tier I capital and perpetual cumulative preference shares, redeemable non-cumulative preference shares and redeemable cumulative preference shares as part of Tier II capital. Further, the Indian Parliament recently amended the laws governing India’s public sector banks permitting these banks to issue preference shares and make preferential allotments or private placements of equity. According to current provisions private sector banks in India are not permitted to issue preference shares. Legislation has been introduced in the Indian Parliament to amend the Banking Regulation Act to allow all banks to issue redeemable and non-redeemable preference shares. See also “Operating and Financial Review and Prospects—Capital Resources”.

 In March 2008, the Reserve Bank of India issued guidelines pertaining to the Supervisory Regulatory Process and the Internal Capital Adequacy Assessment Process under Basel II. The guidelines require banks to develop and put in place, with approval of their boards, an Internal Capital Adequacy Assessment Process commensurate with their size, level of complexity, risk profile and scope of operations.

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

In May 2008, the Reserve Bank of India issued draft guidelines governing off-balance sheet exposures of banks. In August 2008, the Reserve Bank of India issued final guidelines on prudential norms for off-balance sheet exposures of banks. The guidelines require banks to treat only unpaid amounts due for 90 days or more under derivative contracts as non-performing assets. Further, banks’ derivative and gold exposures would attract provisioning requirement as applicable to the loan assets in the standard asset category.

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

The Reserve Bank of India also has separate guidelines for restructured loans. A fully secured restructured standard loan can be restructured by rescheduling of principal repayment and/or the interest element, but must be separately disclosed as a restructured loan. The amount of sacrifice, if any, in the element of interest, measured in present value terms, is either written off or provision is made to the extent of the sacrifice involved. Similar guidelines are applicable to sub-standard assets. The sub-standard accounts which have been subjected to restructuring, whether in respect of principal installment or interest amount, by whatever modality, are eligible to be upgraded to the standard category only after the specified period, i.e., a period of one year after the date when first payment of interest or of principal, whichever is earlier, falls due, subject to satisfactory performance during the period. The Reserve Bank of India has issued separate guidelines concerning debt-restructuring mechanisms for small and medium enterprises. The Reserve Bank of India has recently issued revised guidelines on rescheduling of loans covering all categories of loans.

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

Provisioning and Write-Offs

Provisions are based on guidelines specific to the classification of the assets. The following guidelines apply to the various asset classifications:

•
Standard Assets: A general provision of 0.40% (0.25% up to fiscal 2005) is required, other than for direct advances to the agriculture and small and medium enterprise sectors for which the requirement continues to be 0.25%. In fiscal 2007, the Reserve Bank of India increased the general provisioning requirement for standard advances in specific sectors including residential housing loans greater than Rs 2.0 million (US$ 49,975) from 0.40% to 1.0%. In January 2007, the Reserve Bank of India increased the general provisioning requirement for real estate sector loans (excluding residential housing loans), credit card receivables, loans and advances qualifying as capital market exposure, personal loans and exposures to non-deposit taking systemically important non-bank financial companies to 2.0%.

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

In June 2006, the Reserve Bank of India issued prudential norms on creation and utilization of floating provisions (i.e., provisions which are not made in respect of specific non-performing assets or are made in excess of regulatory requirements for provisions for standard assets). The norms state that floating provisions can be used only for contingencies under extraordinary circumstances for making specific provisions against impaired accounts after obtaining approval from the board of directors and with the prior permission of the Reserve Bank of India. Floating provisions for advances and investments must be held separately and cannot be reversed by credit to the profit and loss account. Until utilization of such provisions, they can be netted off from gross non-performing assets to compute the net non-performing assets. Alternatively, floating provisions can be treated as part of Tier II capital within the overall ceiling of 1.25% of total risk-weighted assets for inclusion of general provisions and loss reserves in Tier II capital. Floating provisions do not include specific voluntary provisions made by banks for advances where such provisions are higher than the minimum provision stipulated by the Reserve Bank of India guidelines.

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

•
Banks are free to determine their own lending rates but each bank must declare its prime lending rate as approved by its board of directors. Banks are required to declare a benchmark prime lending rate based on various parameters including cost of funds, non-interest expense, capital charge and profit margin. Each bank should also indicate the maximum spread over the prime lending rate for all credit exposures other than retail loans. The interest charged by banks on advances up to Rs. 200,000 (US$ 4,998) to any one entity (other than certain permitted types of loans including loans to individuals for acquiring residential property, loans for purchase of consumer durables and other non-priority sector personal loans) must not exceed the prime lending rate. Banks are also given freedom to lend at a rate below the prime lending rate in respect of creditworthy borrowers and exposures. Interest rates for certain categories of advances are regulated by the Reserve Bank of India.

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

In February 2008, the government of India in its Union Budget for fiscal 2009 announced a debt waiver for small and marginal farmers. In respect of other farmers, the scheme proposes a one-time settlement of all overdue loans at 75.0% of the loan amount. In May 2008, the Reserve Bank of India issued guidelines for the implementation of this scheme, requiring all banks to implement the scheme by June 30, 2008.

Guidelines relating to use of Recovery Agents by Banks

In April 2008, the Reserve Bank of India issued guidelines for banks engaging recovery agents. The Reserve Bank of India has asked banks to put in place a due diligence process for engagement of recovery agents, structured to cover individuals involved in the recovery process. Banks are expected to communicate details of recovery agents to borrowers and have in place a grievance redressal mechanism pertaining to the recovery process. The Reserve Bank of India has advised banks to initiate a training course for current and prospective recovery agents to ensure prudent recovery practices.

Regulations relating to Sale of Assets to Asset Reconstruction Companies

The Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002, as amended, provide for sale of financial assets by banks and financial institutions to asset reconstruction companies. The Reserve Bank of India has issued guidelines to banks on the process to be followed for sale of financial assets to asset reconstruction companies. These guidelines provide that a bank may sell financial assets to an asset reconstruction company provided the asset is a non-performing asset. These assets are to be sold on ‘without recourse’ basis only. A bank may sell a standard asset only if the borrower has a consortium or multiple banking arrangements, at least 75.0% by value of the total loans to the borrower are classified as non-performing and at least 75.0% by value of the banks and financial institutions in the consortium or multiple banking arrangements agree to the sale. The banks selling financial assets should ensure that there is no known liability devolving on them and that they do not assume any operational, legal or any other type of risks relating to the financial assets sold. Further, banks may not sell financial assets at a contingent price with an agreement to bear a part of the shortfall on ultimate realization. However, banks may sell specific financial assets with an agreement to share in any surplus realized by the asset reconstruction company in the future. While each bank is required to make its own assessment of the value offered in the sale before accepting or rejecting an offer for purchase of financial assets by an asset reconstruction company, in consortium or multiple banking arrangements where more than 75.0% by value of the banks or financial institutions accept the offer, the remaining banks or financial institutions are obliged to accept the offer. Consideration for the sale may be in the form of cash, bonds or debentures or security receipts or pass through certificates issued by the asset reconstruction company or trusts set up by it to acquire the financial assets. See also “Overview of the Indian Financial Sector—Recent Structural Reforms—Legislative Framework for Recovery of Debts Due to Banks”.

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

In October 2007, the Reserve Bank of India issued guidelines regarding valuation of non-performing assets being put up for sale. Banks have been instructed to work out the net present value of the estimated cash flows associated with the realizable value of the available asset net of the cost of realization. The sale price should not be lower than the net present value. The Reserve Bank of India has instructed banks to follow the same procedure in case of compromise settlements as well.

 Directed Lending

Priority Sector Lending

Till year-end fiscal 2007, the Reserve Bank of India’s directed lending norms required commercial banks to lend a certain percentage of their net bank credit to specific sectors (the priority sectors), such as agriculture, small-scale industry, small businesses and housing finance. Total priority sector advances were set at 40.0% of net bank credit with agricultural advances required to be 18.0% of net bank credit and advances to weaker sections required to be at 10.0% of the net bank credit, and 1.0% of the previous year’s total advances outstanding is required to be lent under the Differential Rate of Interest scheme. In April 2007, the Reserve Bank of India issued revised guidelines on lending to the priority sector. The Reserve Bank of India has linked the priority sector lending targets to adjusted net bank credit (net bank credit plus investments made by banks in non-statutory liquidity bonds included in the held to maturity category and excluding recapitalization bonds floated by the government) or credit equivalent amount of off-balance sheet exposure, whichever is higher as of previous fiscal years. Under the revised guidelines the limit on the housing loans eligible for priority sector lending has been increased from Rs. 1.5 million (US$ 37,481) to Rs. 2.0 million (US$ 49,975) per borrower. The guidelines have capped eligible direct agriculture finance to non-individuals (i.e. partnership firms, corporates and institutions) at Rs 10.0 million (US$ 249,875) per borrower. One-third of loans in excess of Rs.10.0 million (US$ 249,875) per borrower would also be considered as direct finance while the remaining two-thirds would constitute indirect finance.

In May 2007 the Reserve Bank of India issued revised guidelines on lending to the priority sector. According to the revised guidelines, loans given to people forming part of weaker sections of minority communities (as may be notified by the government of India from time to time) have been brought within the purview of priority sector loans. Within the priority sector lending target, a sub-target of 10.0% of net bank credit was set for advances to the weaker sections. In May 2008, in order to ensure that the sub-target of lending to the weaker sections within priority sector is achieved, the Reserve Bank of India decided to take into account the shortfall in lending to weaker sections even if overall priority sector targets were met also, for the purpose of allocating amounts to the domestic banks for contribution to the Rural Infrastructure Development Fund (RIDF) maintained with the National Bank for Agriculture and the Rural Development or funds with other financial institutions.

In addition, investments made by banks after year-end fiscal 2007 in bonds issued by the National Bank for Agriculture and the Rural Development in lieu of non-achievement of priority sector lending targets will no longer be considered as indirect finance. However, existing investments in such bonds would continue to be classified as indirect agriculture finance till fiscal 2010.

Prior to the amalgamation, the advances of ICICI were not subject to the requirement applicable to banks in respect of priority sector lending. Pursuant to the terms of the Reserve Bank of India’s approval of the amalgamation, ICICI Bank is required to maintain a total of 50.0% of its domestic adjusted net bank credit (net bank credit till year-end fiscal 2007) on the residual portion of its advances (i.e., the portion of ICICI Bank’s total advances excluding advances of ICICI) in the form of priority sector advances. This additional requirement of 10.0% by way of priority sector advances will apply until such time as the aggregate priority sector advances reach a level of 40.0% of ICICI Bank’s total adjusted net bank credit. Any shortfall in the amount required to be lent to the priority sectors may be required to be deposited with the National Bank for Agriculture and the Rural Development. These deposits have a maturity period of up to seven years. However, deposits made after year-end fiscal 2007 will no longer be considered as indirect agriculture finance.

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

The limits currently set by the Reserve Bank of India are as follows:

•
The exposure ceiling for a single borrower is 15.0% of capital funds and group exposure limit is 40.0% of capital funds. In case of financing for infrastructure projects, the exposure limit to a single borrower is extendable by another 5.0%, i.e., up to 20.0% of capital funds and the group exposure limit is extendable by another 10.0%, i.e., up to 50.0% of capital funds. In May 2008, the Reserve Bank of India increased the single borrower exposure limit for oil companies that have been issued oil bonds at 25.0%. Banks may, in exceptional circumstances, with the approval of their board of directors, consider enhancement of the exposure to a borrower up to a maximum of further 5.0% of capital funds, subject to the borrower consenting to the banks making appropriate disclosures in their annual reports.

•	Capital funds are the total capital as defined under capital adequacy norms (Tier I and Tier II capital).

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

Limits on exposure to Non-Banking Finance Companies

During fiscal 2006, the Reserve Bank of India issued guidelines on the financial regulation of systemically important non-banking financial companies and banks' relationship with them with a view to remove the possibility of regulatory arbitrage leading to an uneven playing field and potential systemic risk. Within non-deposit taking non-banking financial companies, the guidelines classify those with an asset size above Rs. 1.0 billion (US$ 25 million) as per the last audited balance sheet as systemically important. These non-banking financial companies are required to maintain a minimum capital to risk weighted assets ratio of 10.0%, in addition to conforming to single and group exposure norms. In August 2008, the Reserve Bank of India issued guidelines covering non-deposit taking non-banking financial companies. Non-deposit taking non-banking financial companies with asset size of Rs. 1.0 billion (US$ 25 million) and above will have to maintain capital to risk weighted assets ratio of 12.0% by March 31, 2009 against the current 10.0%. The capital adequacy ratio will be increased to 15.0% from March 31, 2010. A banks' holding in a deposit taking non-banking financial company, excluding housing finance companies, is restricted to 10.0% of the paid up equity capital of the entity. The total exposure to a single non-banking financial company has been limited to 10.0% of the bank's capital funds while exposure to a non-banking asset finance company has been restricted to 15.0% of the bank's capital funds. The limit may be increased to 15.0% and 20.0% respectively provided that the excess exposure is on account of funds lent by the non-banking finance company to infrastructure sectors.

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

In December 2007, the Reserve Bank of India issued a guideline stating that a bank lending to mutual funds would only be towards the mutual funds´ temporary liquidity requirements for a period not exceeding six months. Such lending would constitute a part of the bank’s capital market exposure in case of loans extended to equity-linked mutual funds. The guideline will become effective in January 2009.

In November 2003, the Reserve Bank of India issued guidelines on investments by banks in non-Statutory Liquidity Ratio securities issued by companies, banks, financial institutions, central and state government sponsored institutions and special purpose vehicles. These guidelines apply to primary market subscriptions and secondary market purchases. Pursuant to these guidelines, banks are prohibited from investing in non-Statutory Liquidity Ratio securities with an original maturity of less than one year, other than commercial paper and certificates of deposits. Banks are also prohibited from investing in unrated securities. A bank’s investment in unlisted non-Statutory Liquidity Ratio securities may not exceed 10.0% of its total investment in non-Statutory Liquidity Ratio securities as at the end of the preceding fiscal year with a sub-ceiling of 5.0% for investments in bonds of public sector undertakings. These guidelines do not apply to investments in security receipts issued by securitization or reconstruction companies registered with the Reserve Bank of India and asset backed securities and mortgage backed securities with a minimum investment grade credit rating. These guidelines were effective April 1, 2004, with provision for compliance in a phased manner by January 1, 2005. In December 2007, the Reserve Bank of India permitted banks to invest in un-rated bonds of corporates engaged in infrastructure activities within the ceiling of 10.0% for unlisted non-Statutory Liquidity Ratio securities in order to encourage flow of credit to infrastructure sector. In June 2008, the Reserve Bank of India issued guidelines for the valuation of non-Statutory Liquidity Ratio securities asking banks to value such securities issued by the government of India at a spread of 25 basis points above the corresponding yield on government of India securities from an earlier spread of 50 basis points above the corresponding yield on government of India securities.

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

At year-end fiscal 2008, we were in compliance with these guidelines. Effective April 1, 2007, the Reserve Bank of India has revised norms for capital market exposure. As per the new guidelines, consolidated capital market exposure by way of investment in shares, convertible debentures, and units of equity oriented mutual funds and loans to brokers should not exceed 40.0% of consolidated net worth. Within this limit direct investment in shares, convertible bonds/debentures, units of equity oriented mutual funds and all exposures to ventures capital funds have been restricted to 20.0% of consolidated net worth. See also “—Credit Exposure Limits”.

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

•
Held to maturity investments compulsorily include (a) recapitalization bonds received from the government of India towards their recapitalization requirement and held in their investment portfolio, (b) investments in subsidiaries and joint ventures and (c) investments in debentures deemed as advance. Held to maturity investments also include any other investment identified for inclusion in this category subject to the condition that such investments cannot exceed 25.0% of the total investment excluding recapitalization bonds and debentures.

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

Available for sale and held for trading securities are valued at market or fair value as at the balance sheet date. Depreciation or appreciation for each basket within the available for sale and held for trading categories is aggregated. Net appreciation in each basket, if any, which is not realized, is ignored, while net depreciation is provided for.

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

In February 2006, the Reserve Bank of India introduced intra-day short selling in central government securities as a measure to develop the central government securities market. In its Annual Policy Statement for fiscal 2007, the Reserve Bank of India proposed to introduce a ‘when issued’ market in government securities in order to further strengthen the debt management framework. In January 2007 the Reserve Bank of India permitted Scheduled Commercial Banks and Primary Dealers (PDs) to undertake short sale of central government dated securities, subject to the short position being covered within a maximum period of five trading days, including the day of trade. The short positions shall have to be covered only by outright purchase of an equivalent amount of the same security.

 Subsidiaries and Other Financial Sector Investments

ICICI Bank needs the prior permission of the Reserve Bank of India to incorporate a subsidiary. ICICI Bank is required to maintain an “arms’ length” relationship with its subsidiaries and with mutual funds sponsored by it in regard to business parameters such as not taking undue advantage in borrowing/ lending funds, transferring/ selling/ buying of securities at rates other than market rates, giving special consideration for securities transactions, in supporting/financing the subsidiary or financing its clients through them when ICICI Bank is not able or not permitted to do so itself. ICICI Bank has to observe the prudential norms stipulated by the Reserve Bank of India, from time to time, in respect of its underwriting commitments. Pursuant to such prudential norms, ICICI Bank’s underwriting or the underwriting commitment of its subsidiaries under any single obligation shall not exceed 15.0% of an issue. ICICI Bank also needs the prior specific approval of the Reserve Bank of India to participate in the equity of financial services ventures including stock exchanges and depositories notwithstanding the fact that such investments may be within the ceiling (the lower of 30.0% of the paid-up capital of the investee company and 30.0% of the investing bank’s own paid up capital and reserves) prescribed under Section 19(2) of the Banking Regulation Act. ICICI Bank’s investment in a subsidiary company, financial services company, financial institution and stock and other exchanges cannot exceed 10.0% of its paid-up capital and reserves and ICICI Bank’s aggregate investments in all such companies, financial institutions, stock and other exchanges put together cannot exceed 20.0% of its paid-up capital and reserves. In August 2006, the Reserve Bank of India issued guidelines which included banks’ investments in venture capital funds in this limit. Subsequently the Reserve Bank of India has clarified that investments in overseas banking subsidiaries may be excluded from this limit.

Holding Companies

In August 2007, the Reserve Bank of India issued a discussion paper on holding companies in banking groups, on which it had invited comments. In the discussion paper, the Reserve Bank of India has stated that there are advantages in having a financial or bank holding company structure, for which a proper legal framework needs to be created. However, it has stated that it would be desirable to avoid intermediate holding company structures, of the type proposed by us for our insurance and asset management subsidiaries. In November 2007, the Reserve Bank of India communicated that it would study the feedback received on the discussion paper from a legal and regulatory perspective before initiating further action.

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

Starting April 1998, the Reserve Bank of India has permitted banks the flexibility to offer varying rates of interests on domestic deposits of the same maturity subject to the following conditions:

•	Time deposits are of Rs.1.5 million (US$ 37,481) and above; and

•	Interest on deposits is paid in accordance with the schedule of interest rates disclosed in advance by the bank and not pursuant to negotiation between the depositor and the bank.

ICICI Bank stipulates a minimum balance of Rs. 10,000 (US$ 250) for a non-resident rupee savings deposit. In September 2008, the Reserve Bank of India increased the limit on interest rates on non-resident rupee term deposits of one to three years maturity to LIBOR/SWAP rate plus 50 basis points for US dollar of corresponding maturity from the earlier limit of LIBOR/SWAP rate. The interest rate on non-resident savings deposits is at the rate applicable to domestic savings deposits.

In October 2007, the Reserve Bank of India instructed banks to discontinue special deposit schemes, with lock-in periods and other features that do not conform to deposit regulations of the Reserve Bank of India.

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

In August 2005, the Reserve Bank of India has simplified the KYC procedure for opening accounts for those persons who intend to keep balances not exceeding Rs. 50,000 (US$ 1,249) in all their accounts taken together and the total credit in all the accounts taken together is not expected to exceed Rs. 100,000 (US$ 2,499) in a year in order to ensure that the implementation of the KYC guidelines do not result in the denial of the banking services to those who are financially or socially disadvantaged.

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

In March 2007, the Reserve Bank of India issued guidelines regarding prudential limits for inter-bank liabilities. Inter-bank liabilities of a bank cannot exceed 200.0% of its net worth as on the last day of the previous fiscal year. Individual banks have been permitted, with the approval of their boards of directors, to fix a lower limit for their inter-bank liabilities, keeping in view their business model. However banks whose capital to risk assets ratio is at least 25.0% more than the minimum capital to risk assets ratio (currently 9.0%) i.e. 11.25% as on the last day of the previous fiscal year are allowed a higher limit with respect to inter-bank liability of up to 300.0% of their net worth. It may be noted that the limits prescribed above would include only fund based inter-bank liabilities within India (including inter-bank liabilities in foreign currency to banks operating within India) and inter-bank liabilities outside India are excluded. The Reserve Bank of India’s guidelines also stipulates that existing limits on call-money borrowing shall form a sub-limit of the above-mentioned limit.

In October 2007, the Reserve Bank of India issued amendments to guidelines on asset-liability management to improve management of liquidity by banks and to provide a stimulus for development of the term-money market. The Reserve Bank of India has advised banks to adopt a more detailed approach to measurement of liquidity risk effective January 1, 2008 by splitting the first time period (1-14 days at present) in the statement of structural liquidity into three time periods — next day, 2-7 days and 8-14 days. The net cumulative negative liquidity mismatches during the next day, 2-7 days, 8-14 days and 15-28 days periods should not exceed 5.0%, 10.0%, 15.0% and 20.0% of the cumulative cash outflows in the respective time periods in order to recognize the cumulative impact on liquidity. Banks have also been permitted to undertake dynamic liquidity management and prepare the structural liquidity statement on a daily basis.

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

In August 2008, the Reserve Bank of India issued guidelines permitting banks in the authorized dealer category to become trading or clearing members of the currency derivatives segment to be set up by stock exchanges recognized by SEBI, subject to their fulfilling the requirements of (i) minimum net worth of Rs. 5.0 billion (US$ 125 million) (ii) minimum capital adequacy ratio of 10.0% (iii) net NPA not exceeding 3.0% and (iv) net profit for last three years.

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

The Reserve Bank of India’s acknowledgement is required for the acquisition or transfer of a bank’s shares which will take the aggregate holding (direct and indirect, beneficial or otherwise) of an individual or a group to the equivalent of 5.0% or more of its total paid up capital. The Reserve Bank of India, while granting acknowledgement, may take into account all matters that it considers relevant to the application, including ensuring that shareholders whose aggregate holdings are above specified thresholds meet fitness and propriety tests. In determining whether the acquirer or transferee is fit and proper to be a shareholder, the Reserve Bank of India may take into account various factors including, but not limited to, the acquirer or transferee’s integrity, reputation and track record in financial matters and compliance with tax laws, proceedings of a serious disciplinary or criminal nature against the acquirer or transferee and the source of funds for the investment.

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

•
ICICI Bank is in compliance with the prevailing regulations and guidelines issued by the Reserve Bank of India, including the creation of adequate provision for the impairment of assets, staff retirement benefits, transfer of profits to statutory reserves, etc.

•	The proposed dividend will be paid out of the current year’s profit.

•	The Reserve Bank of India has not placed any explicit restrictions on the bank for declaration of dividends.

•
ICICI Bank is in compliance with sections 15 and 17 of the Banking Regulation Act that require banks to completely write off capitalized expenses and transfer 25.0% of the disclosed yearly profit to a reserve account before declaring a dividend.

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

Deposit Insurance

Demand and time deposits of up to Rs. 100,000 (US$ 2,499) accepted by Indian banks have to be mandatorily insured with the Deposit Insurance and Credit Guarantee Corporation, a wholly-owned subsidiary of the Reserve Bank of India. Banks are required to pay the insurance premium for the eligible amount to the Deposit Insurance and Credit Guarantee Corporation on a semi-annual basis. The cost of the insurance premium cannot be passed on to the customer.

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

The Reserve Bank of India issued guidelines on External Commercial Borrowings via its Master Circular in July 2005, which stated that no financial intermediary, including banks, will be permitted to raise such borrowings or provide guarantees in favor of overseas lenders for such borrowings. Eligible borrowers may raise such borrowings to finance the import of equipment and to meet foreign exchange needs of infrastructure projects. In a guideline dated August 1, 2005 the Reserve Bank of India announced that external commercial borrowing proceeds can be utilized for overseas direct investment in joint ventures/wholly owned subsidiaries subject to the existing guidelines on Indian Direct Investment in joint ventures/wholly owned subsidiaries abroad. Further utilization of external commercial borrowing proceeds is not permitted for lending, capital market investments or acquisitions in India or real estate investments (including integrated townships). In May 2007, the Reserve Bank of India decided to reduce the all-in-cost ceilings for External Commercial Borrowings from LIBOR plus 350 basis points to LIBOR plus 250 basis points (for External Commercial Borrowings with an average maturity period of over five years).

In March 2006, in view of enhanced stability in India’s external and financial sectors and increased integration of the financial sector in the global economy, the Reserve Bank of India constituted a Committee to set out a roadmap towards fuller capital account convertibility. The Committee has submitted its report in July 2006.

In October 2006, the Reserve Bank of India proposed to allow banks to borrow funds from their overseas branches and correspondent banks (including borrowings for financing export credit, External Commercial

Borrowings and overdrafts from their Head Office/Nostro account) up to a limit of 50.0% of unimpaired Tier I capital or US$ 10 million, whichever is higher, as against the earlier overall limit of 25.0% (excluding borrowings for financing export credit). However, short-term borrowings up to a period of one year or less should not exceed 20.0% of unimpaired Tier I capital within the overall limit of 50.0%. Capital funds raised by issue of innovative perpetual debt instruments and other overseas borrowings with the specific approval of the Reserve Bank of India would continue to be outside the limit of 50.0%. In April 2007, the Reserve Bank of India issued a circular deferring the implementation of the above guidelines till further notice.  In August 2007, the Reserve Bank of India decided to modulate capital inflows coming in through external commercial borrowings. External commercial borrowings of more than US$ 20 million per company are now permitted only for foreign currency expenditure. In addition, external commercial borrowings of more than US$ 20 million need to be parked overseas until there is an actual requirement of funds. For rupee expenditure, external commercial borrowings are permitted only up to US$ 20 million with the prior approval of the Reserve Bank of India.

In May 2008, the Reserve Bank of India enhanced the external commercial borrowings limit from US$ 20 million to US$ 50 million for incurring rupee expenditure for permissible end uses. The Reserve Bank of India also permitted companies in the infrastructure sector to raise up to US$ 100 million through external commercial borrowings. Additionally, the all-in-cost ceilings for external commercial borrowings for borrowings have been enhanced. For borrowings with average maturity of three to five years, the all-in-cost ceiling over six-month LIBOR has been raised from 150 basis points to 200 basis points. Further the Reserve Bank of India decided to enhance the all-in-cost ceilings for External Commercial Borrowings from LIBOR plus 150 basis points to LIBOR plus 200 basis points (for External Commercial Borrowings with an average maturity period of up to five years) and from LIBOR plus 250 basis points to 350 basis points in the case of borrowings with a maturity period of over five years. In June 2008, the Reserve Bank of India permitted service sector companies, belonging to the hotels, hospitals and software sectors to avail external commercial borrowing up to US$ 100 million per financial year for import of capital goods under the automatic approval route. In September 2008, the Reserve Bank of India further enhanced the limit on external commercial borrowings for infrastructure companies to US$ 500 million while mandating borrowings above US$ 100 million to have a minimum average maturity of seven years. For borrowings with an average maturity more than seven years, the all-in-cost ceiling over six-month LIBOR has been raised from 350 basis points to 450 basis points.

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

The cash reserve ratio is 8.75% effective July 19, 2008. The Reserve Bank of India has further increased the cash reserve ratio to 9.0% effective August 30, 2008. Effective April 13, 2007 the Reserve Bank of India does not pay any interest on cash reserve ratio balances.

The cash reserve ratio has to be maintained on an average basis for a fortnightly period and should not be below 70.0% of the required cash reserve ratio on any day of the fortnight.

Statutory Liquidity Ratio

In addition to the cash reserve ratio, a bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities. The percentage of this statutory liquidity ratio is fixed by the Reserve Bank of India from time to time. This was previously subject to a minimum of 25.0% and a maximum of 40.0% pursuant to section 24 of the Banking Regulation Act. The Indian Parliament has approved amendments to the Banking Regulation Act removing the minimum statutory liquidity ratio requirement and giving the Reserve Bank of India the ability to set the minimum statutory liquidity ratio without any floor. At present, the Reserve Bank of India requires banking companies to maintain a liquidity ratio of 25.0%. See also “Overview of the Indian Financial Sector—Recent Structural Reforms—Proposed Amendments to the Banking Regulation Act..

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

Only banks incorporated before January 15, 1937 can issue preference shares. Prior to the amalgamation, ICICI had preference share capital of Rs. 3.5 billion (US$ 87 million) redeemable in 2018. The government of India, on the recommendation of the Reserve Bank of India, had granted an exemption to ICICI Bank which allows the inclusion of preference capital in the capital structure of ICICI Bank for a period of five years. ICICI Bank has sought extension of this exemption.

 Legislation has been introduced in the Indian parliament to amend the Banking Regulation Act to remove the limit of 10.0% on the maximum voting power exercisable by a shareholder in a banking company and allow banks to issue redeemable and non-redeemable preference shares. See also “Overview of the Indian Financial Sector—Recent Structural Reforms—Proposed Amendments to the Banking Regulation Act.”

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

Appointment and Remuneration of the Chairman, Managing Director and Other Directors

ICICI Bank is required to obtain prior approval of the Reserve Bank of India before it appoints its chairman and managing director and any other whole time directors and fixes their remuneration. The Reserve Bank of India is empowered to remove an appointee to the posts of chairman, managing director and whole time directors on the grounds of public interest, interest of depositors or to ensure the proper management of ICICI bank. Further, the Reserve Bank of India may order meetings of our board of directors to discuss any matter in relation to ICICI Bank appoint observers to such meetings and in general may make such changes to the management as it may deem necessary and may also order the convening of a general meeting of its shareholders to elect new directors. ICICI Bank cannot appoint as a director any person who is a director of another banking company. In July 2004, the Reserve Bank of India issued guidelines on ‘fit and proper’ criteria for directors of banks.

Penalties

The Reserve Bank of India may impose penalties on banks and its employees in case of infringement of regulations under the Banking Regulation Act. The penalty may be a fixed amount or may be related to the amount involved in any contravention of the regulations. The penalty may also include imprisonment. A press release has been issued by the Reserve Bank of India giving details of the circumstances under which the penalty is imposed on the bank along with the communication on the imposition of the penalty in public domain. The banks are also required to disclose the penalty in their annual report. In April 2008, the Reserve Bank of India issued guidelines for banks engaging recovery agents. Under these guidelines, the Reserve Bank of India may ban banks from engaging recovery agents in a particular area, either jurisdictional or functional, for a limited period, in case of complaints received by the reserve bank regarding violation of the above guidelines and adoption of abusive practices followed by banks’ recovery agents. In case of persistent breach of above guidelines, the Reserve Bank of India may consider extending the period of ban or the area of ban. Similar supervisory action could be attracted when the High Courts or the Supreme Court pass strictures or impose penalties against any bank or its Directors/ Officers/ agents with regard to policy, practice and procedure related to the recovery process.

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

•
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

Income Tax Benefits

As a banking company, we are entitled to certain tax benefits under the Indian Income-Tax Act including the following:

•
ICICI Bank is allowed a deduction of up to 20% of the profits derived from the business of providing long-term financing (defined as loans and advances extended for a period of not less than five years) computed in the manner specified under the Indian Income-Tax Act and carried to a Special Reserve account. The deduction is allowed subject to the aggregate of the amounts transferred to the Special Reserve Account for this purpose from time to time not exceeding twice our paid-up share capital and general reserves. The amount withdrawn from such a Special Reserve Account would be chargeable to income tax in the year of withdrawal, in accordance with the provisions of the Income-tax Act.

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

•
ICICI Bank is entitled to a tax deduction, for income from an offshore banking unit in a special economic zone, at the rate of 100% for a period of five consecutive years beginning with the year in which permission under Banking Regulation Act, 1949 is obtained, i.e., up to March 31, 2008 for an Offshore Banking Unit in Santacruz Electronic Exports Promotion Zone, Mumbai and 50% deduction for a period of five consecutive years thereafter in accordance with and subject to the conditions prescribed therein.

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

Overseas Banking Subsidiaries

Our wholly-owned subsidiary in the United Kingdom, ICICI Bank UK PLC is authorized and regulated by the Financial Services Authority (FSA), which granted our application under Part IV of the Financial Services and Markets Act, 2000. The United Kingdom subsidiary has established a branch in Antwerp, Belgium under the European Union Passporting arrangements and has also recently opened a branch in Frankfurt, Germany. Our wholly owned subsidiary in Canada, ICICI Bank Canada (a Schedule II Bank in Canada), is regulated by the Office of the Superintendent of Financial Institutions, which provided it with an Order to Commence and Carry On Business, on November 25, 2003. ICICI Bank Canada’s wholly owned subsidiary, ICICI Wealth Management Inc., is regulated by the Ontario Securities Commission, which licensed it as a Limited Market Dealer, on March 2, 2007.  Our wholly-owned subsidiary in Russia, ICICI Bank Eurasia LLC, is regulated by the Central Bank of the Russian Federation.

Offshore Branches

In Singapore, we have an offshore branch, regulated by the Monetary Authority of Singapore. The Singapore branch is allowed to accept foreign currency deposits from Singapore non-bank-residents whose initial deposit is not less than US$ 100,000. The Singapore branch is currently engaged in corporate & institutional banking, private banking and treasury related activities. In Bahrain, we have an offshore branch, regulated by the Central Bank of Bahrain. The Bahrain branch is permitted to transact banking business with approved financial institutions within Bahrain, individuals or institutions outside Bahrain. It is also permitted to offer banking services to non-resident Indians in Bahrain. Our branch in Hong Kong is regulated by the Hong Kong Monetary Authority and is permitted to undertake banking business in that jurisdiction with certain restrictions. Our branch in Sri Lanka is regulated by the Central Bank of Sri Lanka. Our branch in the Dubai is regulated by the Dubai International  Financial Services Authority and is licensed to engage in the arrangement of credit or investment and to provide advice on financial products and services. In addition we also have an Offshore Banking Unit located in the Santacruz Electronic Exports Promotion Zone, Mumbai. The Qatar Financial Centre Regulatory Authority regulates our branch in Qatar. Our branch in New York is regulated by the State of New York Banking Department, the Federal Reserve Board and the Office of the Comptroller of the Currency (OCC).

Representative Offices

Our representative office in Dubai, the United Arab Emirates is regulated by the Central Bank of the United Arab Emirates. Our representative office in Shanghai, China is regulated by the China Banking Regulatory Commission. The representative office in Bangladesh is regulated by the Bangladesh Bank. Our representative office in South Africa is regulated by the South African Reserve Bank. Our representative office in Malaysia is regulated by Bank Negara Malaysia. Our representative office in Indonesia is regulated by Bank Indonesia. Bank of Thailand regulates our representative office in Thailand.

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

The Foreign Exchange Management Act, 1999 regulates transactions involving foreign exchange and provides that certain transactions cannot be carried out without the general or special permission of the Reserve Bank of India. The Foreign Exchange Management Act, 1999 has substantially eased restrictions on current account transactions (with a few exceptions). However, the Reserve Bank of India continues to exercise control over capital account transactions (i.e., those which alter the assets or liabilities, including contingent liabilities, of persons). The Reserve Bank of India has issued regulations under the Foreign Exchange Management Act, 1999 to regulate the various kinds of capital account transactions, including certain aspects of the purchase and issuance of shares of Indian companies. The Reserve Bank of India has also permitted authorized dealers to freely allow remittances up to US$ 200,000 per financial year for any permissible current or capital account transactions or a combination of both.

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

If a sale of securities has taken place in terms of the Reserve Bank of India guidelines and other applicable regulations, as briefly described in the previous paragraph, then provided (i) the securities were held on repatriation basis, (ii) the shares have been sold on a recognized stock exchange in India through a stock broker at the ruling market price as determined on the floor of the exchange and (iii) a no objection/tax clearance certificate from income tax authority has been obtained, the sale proceeds may be freely remitted. If a sale was made pursuant to specific approval of Reserve Bank of India then sale proceeds can be remitted as per the terms of such an approval. If the equity shares underlying the ADSs are sold under the portfolio investment scheme then the sale proceeds may be remitted through an authorized dealer, without the approval of the Reserve Bank of India provided that the equity shares are sold on a recognized stock exchange through a registered stock broker and a no objection/tax clearance certificate from the income-tax authority has been produced.

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

•
the non-resident investor, broker, custodian and the overseas depositary comply with the provisions of the Scheme for Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depositary Receipt Mechanism) Scheme, 1993 and the guidelines issued there under by the government of India from time to time.

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

The Reserve Bank of India has permitted Indian companies to retain abroad for any period, the funds raised through an issue of ADSs (except funds rose under a sponsored issue of ADSs), in order to meet their future foreign exchange requirement. Further, pending repatriation or utilization, the Indian company may invest the foreign currency funds raised in:

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

The Reserve Bank of India permits resident shareholders of Indian companies who offer their shares for conversion to ADSs to receive the sale proceeds in foreign currency. However, the conversion to such ADSs must have the approval of the Foreign Investment Promotion Board. Further, the sale proceeds received by residents are permitted to be credited to their Exchange Earners’ Foreign Currency/Resident Foreign Currency (Domestic) accounts or to their rupee accounts in India at their option.

MARKET PRICE INFORMATION

Equity Shares

Our outstanding equity shares are currently listed and traded on the Bombay Stock Exchange or the BSE and on the National Stock Exchange of India Limited or the NSE.

At September 5, 2008 1,113,180,140 equity shares were outstanding. The prices for equity shares as quoted in the official list of each of the Indian stock exchanges are in Indian rupees.

The following table shows:

•	the reported high and low closing prices quoted in rupees for our equity shares on the NSE; and

•	the reported high and low closing prices for our equity shares, translated into US dollars, based on the noon buying rate on the last business day of each period presented.

	Price per equity share(1)
	High		Low		High		Low
Annual prices:

Fiscal 2004	Rs.	348.25	Rs.	120.80	US$	8.68	US$	3.01
Fiscal 2005		413.05		230.40		10.30		5.74
Fiscal 2006		628.75		359.95		15.67		8.97
Fiscal 2007		999.70		451.20		24.92		11.25
Fiscal 2008		1,435.00		759.95		35.77		18.94
Quarterly prices:
Fiscal 2007:
First Quarter	Rs.	662.55	Rs.	451.20	US$	16.51	US$	11.25
Second Quarter		708.80		467.75		17.67		11.66
Third Quarter		903.20		687.00		22.51		17.12
Fourth Quarter		999.70		810.00		24.92		20.19
Fiscal 2008:
First Quarter	Rs.	962.90	Rs.	803.95	US$	23.99	US$	20.03
Second Quarter		1,062.40		824.70		26.48		20.56
Third Quarter		1,333.40		1,021.20		33.23		25.45
Fourth Quarter		1,435.00		759.95		35.77		18.94
Fiscal 2009 (through September 19, 2008):		942.85		519.75		23.50		18.89
Monthly prices:
December 2007	Rs.	1,314.30	Rs.	1,137.70	US$	32.75	US$	28.35
January 2008		1,435.00		1,124.95		35.77		28.04
February 2008		1,220.20		1,033.85		30.41		25.77
March 2008		1,024.60		759.95		25.54		18.94
April 2008		915.65		757.75		22.82		18.89
May 2008		942.85		788.60		23.50		19.66
June 2008		820.65		630.20		20.51		15.75
July 2008		738.70		519.75		18.46		12.99
August 2008		771.15		632.55		19.27		15.81
September 2008 (through September 19, 2008)		720.45		560.05		18.00		13.99
______________
(1)	Data from the NSE. The prices quoted on the BSE may be different.

At September 19, 2008 the closing price of equity shares on the NSE was Rs. 627.50 equivalent to US$ 15.68 per equity share (US$ 31.36 per ADS on an imputed basis) translated at the noon buying rate of Rs. 40.02 per US$ 1.00 on March 31, 2008.

At March 31, 2008, there were approximately 746,666 holders of record of our equity shares, of which 191 had registered addresses in the United States and held an aggregate of approximately 57,998 equity shares.

ADSs

Our ADSs, each representing two equity shares, were originally issued in March 2000 in a public offering and are listed and trade on the New York Stock Exchange under the symbol IBN. The equity shares underlying the ADSs are listed on the BSE and the NSE.

At March 31, 2008, ICICI Bank had approximately 159 million ADSs, equivalent to 318 million equity shares, outstanding. At this date, there were 143 record holders of ICICI Bank’s ADSs, out of which 136 have registered addresses in the United States.

The following table sets forth, for the periods indicated, the reported high and low closing prices on the New York Stock Exchange for our outstanding ADSs traded under the symbol IBN.

	Price per ADS
	High		Low
Annual prices:
Fiscal 2004		18.33		5.27
Fiscal 2005		22.65		11.25
Fiscal 2006		32.26		18.08
Fiscal 2007		46.74		21.25
Fiscal 2008		72.88		35.16
Quarterly prices:
Fiscal 2007:
First Quarter	US$	30.27	US$	22.49
Second Quarter		30.71		21.25
Third Quarter		42.45		30.17
Fourth Quarter		46.74		36.54
Fiscal 2008:
First Quarter	US$	49.69	US$	36.53
Second Quarter		53.23		38.03
Third Quarter		69.44		52.43
Fourth Quarter		72.88		35.16
Fiscal 2009 (through September 19, 2008):		47.20		34.96
Monthly prices:
December 2007	US$	64.71	US$	56.90
January 2008		72.88		59.06
February 2008		62.26		51.84
March 2008		50.28		35.16
April 2008		47.20		38.21
May 2008		46.90		37.71
June 2008		37.33		28.76
July 2008		36.82		24.42
August 2008		35.67		29.35
September 2008 (through September 19, 2008)		32.53		23.27
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

Under the foreign investment rules, the following are the restrictions on foreign ownership applicable to us:

•
Foreign investors may own up to 74.0% of our equity share capital subject to conformity with guidelines issued by the Reserve Bank of India from time to time. This limit is under the automatic route and does not require specific approval of the Foreign Investment Promotion Board. It includes investments by way of foreign direct investment, ADSs, Global Depositary Receipts and investment under the Portfolio Investment Scheme by foreign institutional investors and also non-resident Indians, and also includes shares acquired by subscription to private placements and public offerings and acquisition of shares from existing shareholders. At least 26% of the paid up equity capital would have to be held by residents. The Reserve Bank of India released its roadmap for foreign banks in India. The roadmap is divided in to two phases. During the first phase, between March 2005 and March 2009, foreign banks will be allowed to acquire a controlling stake in a phased manner only in private sector banks that are identified by the Reserve Bank of India for restructuring. The second phase will commence in April 2009 after a review of the experience gained and after due consultation with all the stakeholders in the banking sector. For new and existing foreign banks, it has been proposed to go beyond the existing commitment to the World Trade Organization of allowing an increase of 12 branches per year. A more liberal policy will be followed for under-banked areas.

•
Indian companies can raise foreign currency resources abroad through the issue of ADSs, in accordance with the Scheme for Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism), 1993 and guidelines issued by the government of India there under from time to time. The policy for External Commercial Borrowings is also applicable to FCCBs. Under the Issue of Foreign Currency Convertible Bonds and Equity Shares (Through Depositary Receipt Mechanism) Scheme, 1993, foreign investors may purchase ADSs, subject to the receipt of all necessary government approvals at the time the depositary receipt program is set up. The government of India announced the Issue of Foreign Currency Exchangeable Bonds Scheme, 2008 on February 15, 2008 and the policy was implemented through a Reserve Bank of India circular dated September 23, 2008 to facilitate the issue of bonds expressed in a foreign currency exchangeable into equity shares of another group company.

•
Under the portfolio investment scheme, foreign institutional investors, subject to registration with the Securities and Exchange Board of India, may hold in aggregate up to 24.0% of our paid-up equity capital, and 24.0% of the total paid-up value of each series of convertible debentures, within the aggregate 74.0% limit mentioned above, and this limit may be raised to 49% subject to the approval of the board of directors passing a special shareholder resolution provided that no single foreign institutional investor may own more than 10.0% of our total paid-up equity capital or 10 per cent of the paid up value of each series of convertible debentures, on behalf of itself or its sub-accounts. Our share holders have given their approval to raise this limit to 49%. The Securities and Exchange Board of India registered foreign institutional investor shall restrict allocation of its total investment between equities and debt in the Indian capital market in the ratio of 70:30. The shareholding of an individual non-resident Indian is restricted to 5.0% of our total paid-up equity capital or paid up value of each series of debentures. The aggregate paid-up value of the shares in a company purchased by all non-resident Indians in the aggregate is to be limited to 10% of the paid-up capital of the company or paid up value of each series of debentures and this limit may be raised to 24% by a special resolution at a general meeting of the shareholders of the company.

•
A person residing outside India (other than non resident Indian and overseas corporate bodies) may transfer by way of sale or gift the shares or convertible debentures to any person residing outside India (including non resident Indians), subject to, the transferee is required to obtain prior permission of Secretarial for Industrial Assistance/Foreign Investment Promotion Board to acquire the shares if he has previous venture or tie-up in India through investment/technical collaboration/trade mark agreement in the same field in which the Indian company, whose shares are being transferred, is engaged. This restriction is, however, not applicable to the transfer of shares to international financial institutions such as Asian Development Bank, International Financial Corporation, Commonwealth Development Corporation, Deutsche Entwicklungs Gescelschaftand transfer of shares to Indian company engaged in information technology sector.

•
The Reserve Bank of India’s guidelines relating to acquisition by purchase or otherwise of equity shares of a private sector bank, if such acquisition results in any person owning or controlling 5.0% or more of the paid up equity capital of the bank, are also applicable to foreign investors investing in our shares. For more details on the Reserve Bank of India guidelines relating to acquisition by purchase or otherwise of shares of a private bank, see “Supervision and Regulation − Reserve Bank of India Regulations — Ownership Restrictions”.

Pursuant to a circular dated November 29, 2001, the Reserve Bank of India notified that, as of that date, overseas corporate bodies are not permitted to invest under the portfolio investment scheme, though they may continue to hold investments that have already been made under the portfolio investment scheme until such time as these investments are sold on the stock exchange. Overseas corporate bodies have been derecognized as a class of investor entity in India with effect from September 16, 2003. However, requests from such entities which are incorporated and not under the adverse notice of the Reserve Bank of India or the Securities and Exchange Board of India, will be considered for under fresh investments under the Foreign Direct Investment scheme of the Reserve Bank of India with prior approval of the government of India or the Reserve Bank of India, as applicable.

An Indian company may sponsor an issue of ADSs with an overseas depositary against shares held by its shareholders at a price to be determined by the lead manager. Under this mechanism the company offers its residents a choice to submit their shares back to the company so that on the basis of such shares, ADSs can be issued abroad. The proceeds of a sponsored ADR must be repatriated to India within a period of one month. The sponsoring company must comply with the provisions of the Scheme for Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depositary Receipt Mechanism) Scheme, 1993 and the guidelines issued there under by the government of India from time to time. The sponsoring company must also furnish full details of the issue in the prescribed forms to the Reserve Bank of India within 30 days from the date of closure of the issue.

We obtained the approval of the Foreign Investment Promotion Board for our ADS offering in March 2000 and sponsored an ADS offering in March 2005 which were foreign direct investments. The investments through the portfolio investment scheme in the secondary market in India by foreign institutional investors, non-resident Indians and overseas corporate bodies and investments through the foreign direct investment scheme are distinct schemes that are available concurrently. As of September 5, 2008 foreign investors owned approximately 67.1% of our equity in total, of which 28.1% was through the ADS program.

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

You will be required to make a public offer to the remaining shareholders to purchase the equity shares held by them  if you withdraw your equity shares from the ADS program and your direct or indirect holding in us exceeds 15.0% of our total equity under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeover) Regulations, 1997. Such a public offer would have to be made in compliance with the provisions of the aforesaid regulations of the Securities and Exchange Board of India. You will also require the acknowledgement of the Reserve Bank of India for the acquisition or transfer of our shares, which will take your aggregate holding (direct and indirect, beneficial or otherwise) as an individual or a group to the equivalent of 5.0% or more of our total paid up capital. The Reserve Bank of India, while granting acknowledgement, may take into account all matters that it considers relevant to the application, including ensuring that shareholders whose aggregate holdings are above specified thresholds meet fitness and propriety tests. For more details on the Reserve Bank of India guidelines relating to acquisition by purchase or otherwise of shares of a private bank, see “Supervision and Regulation - Reserve Bank of India Regulations — Ownership Restrictions”.

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

DIVIDENDS

Under Indian law, a company pays dividends upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. The shareholders have the right to decrease but not increase the dividend amount recommended by the board of directors. Dividends may be paid out of the company’s profits for the fiscal year in which the dividend is declared or out of undistributed profits of prior fiscal years. Dividends can also be paid by a company in the interim, termed “interim dividend” which does not require the approval of the shareholders unless it is combined with the final dividend being recommended by the board of directors. The Reserve Bank of India has stipulated that banks may declare and pay interim dividend out of the profits from the relevant accounting period, without prior approval of the Reserve Bank of India if they satisfy the minimum criteria and requirements and the cumulative interim dividend(s) are within the prudential cap on dividend payout ratio prescribed in the guidelines issued in this regard by the Reserve Bank of India. See also “Supervision and Regulation — Reserve Bank of India Regulations — Restrictions on Payment of Dividends”.

Pursuant to guidelines issued by the Securities and Exchange Board of India in February 2000, with respect to equity shares issued by us during a particular fiscal year, dividends declared and paid for such fiscal year are paid in full and are no longer prorated from the date of issuance to the end of such fiscal year.

ICICI Bank paid dividends consistently every year from fiscal 1996, the second year of its operations. For fiscal 2004, we paid a dividend, excluding dividend tax, of Rs. 7.50 (US$ 0.19) per equity share aggregating to Rs. 5.5 billion (US$ 137 million). The amount of Rs. 5.5 billion (US$ 137 million) excludes the impact of the issue of 6,992,187 equity shares on May 24, 2004 through the exercise of the greenshoe option in the issue of equity shares in April 2004. The dividend for fiscal 2004 was paid in fiscal 2005. For fiscal 2005, we paid a dividend, excluding dividend tax, of Rs. 7.50 (US$ 0.19) per equity share and a special dividend, excluding dividend tax, of Rs. 1.00 (US$ 0.02) per equity share to mark the completion of 50 years in finance by the ICICI group aggregating to Rs. 6.3 billion (US$ 157 million), which we paid out in August 2005. For fiscal 2006, we paid a dividend, excluding dividend tax, of Rs. 8.50 (US$ 0.21) per equity share aggregating to Rs. 7.6 billion (US$ 190 million), which we paid out in July 2006. For fiscal 2007, we paid dividend, excluding dividend tax, of Rs. 10.00 (US$ 0.25) per equity share aggregating to Rs. 9.0 billion (US$ 225 million), which we paid in July 2007. For fiscal 2008, we paid a dividend, excluding dividend tax, of Rs. 11.00 (US$ 0.27) per equity share aggregating to Rs. 12.24 billion (US$ 306 million) which we paid in July 2008.

The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends paid out on the equity shares during the fiscal year by ICICI Bank, each exclusive of dividend tax. This may be different from the dividend declared for the year.

	Dividend per equity share	Total amount of dividends paid
		(Rs. in millions)
Dividend paid during the fiscal year

2004	7.50	5,507
2005	8.50	6,292
2006	8.50	7,583
2007	10.00	9,030
2008	11.00	12,240

Dividend income is tax-exempt in the hands of shareholders. However, we are required to pay a tax at the rate of 16.99% (including surcharge) on distributed profits.

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

Residence

For the purpose of the Income-tax Act, an individual is a resident of India during any fiscal year, if he (i) is in India in that year for 182 days or more or (ii) having been in India for a period or periods aggregating 365 days or more during the four years preceding that fiscal year, is in India for a period or periods aggregating 60 days or more in that fiscal year. The period of 60 days is substituted by 182 days in the case of an Indian citizen or person of Indian origin who being resident outside India comes on a visit to India during the fiscal year or an Indian citizen who leaves India for the purposes of his employment or as a member of the crew of an Indian ship, during the fiscal year. A company is resident in India in any fiscal year if it is registered in India or the control and management of its affairs is situated wholly in India in that year. A firm or other association of persons is resident in India except where the control and the management of its affairs are situated wholly outside India.

Taxation of Distributions

Dividends paid are not subject to any Indian withholding or other tax. However, we are required to pay tax at the rate of 16.995% on the dividends distributed by us. As per the provisions of section 115-O(1A) of the Income-tax Act, dividends received by us on which our direct Indian subsidiary company has paid dividend distribution tax will be deducted from the dividends distributed by us for the purpose of determining dividend distribution tax from April 1, 2008 onwards, subject to prescribed conditions being fulfilled. The dividend so paid is not taxable under section 115AC in the hands of the ADS holders.

Taxation on Redemption of ADSs

The acquisition of equity shares upon redemption of ADSs by a non-resident investor will not give rise to a taxable event for Indian tax purposes.

Taxation on Sale of ADSs or Equity Shares

Any transfer of ADSs outside India by a non-resident investor to another non-resident investor will not give rise to Indian capital gains tax in the hands of the transferor.

Subject to any relief under any relevant double taxation treaty, gain arising from the sale of an equity share will generally give rise to a liability for Indian income tax in the hands of the transferor. Such tax is required to be withheld at source. Such gains would either be taxable as capital gains or business income, depending upon the nature of holding. Where the equity share has been held for more than 12 months (measured from the date of advice of redemption of the ADS by the Depositary as specified below), the resulting long-term capital gains would be exempt from tax. Where the equity share has been held for 12 months or less, the resulting short-term capital gains in the case of non-residents individuals would be taxable at a tax rate of 10.3% (including education cess and secondary and higher education cess) for fiscal 2008 and at a tax rate of 15.45% (including education cess and secondary and higher education cess) for fiscal 2009 where the total income does not exceed Rs. 1,000,000 (US$ 24,988) or 11.33% (including applicable surcharge and education cess) for the financial year ended March 31, 2008 and 16.99% (including applicable surcharge and education cess and secondary and higher education cess) for the financial year beginning from April 1, 2008 onwards where the total income exceeds Rs. 1,000,000 (US$ 24,988) during the fiscal year. These rates of tax are applicable provided the gains are treated as capital gains and provided the shares are sold on the recognized Indian stock exchanges and are liable to securities transaction tax. In other cases, the rate of tax applicable under the provisions of the Income-tax Act varies, subject to a maximum of 42.23% (including applicable surcharges and education cess and secondary and higher education cess) for fiscal 2008 and fiscal 2009. The actual rate depends on a number of factors, including without limitation the nature of the non-resident investor.

The above rates would be subject to beneficial treatment, if any, as per the provisions of the double taxation treaty entered into by the government of India with the country of residence of the non-resident investors. The double taxation treaty between the United States and India does not provide US residents with any relief from Indian tax on capital gains.

As per the Finance Act 2006, a sale of equity shares entered into on a recognized stock exchange in India settled by actual delivery or transfer will be subject to a securities transaction tax at the rate of 0.125%, on the value of the transaction, payable by both the seller and buyer.

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

Stamp Duty

Upon the issuance of the equity shares underlying the ADSs, we are required to pay a stamp duty of 0.1% of the issue price per share. A transfer of ADSs is not subject to Indian stamp duty. Normally, upon the receipt of equity shares in physical form from the depositary in exchange for ADSs representing such equity shares, a non-resident investor would be liable for Indian stamp duty applicable on re-issuance in physical form, which is the same as stamp duty payable on the original issuance in physical form subject to a maximum of Rs. 100 per share certificate. Similarly, a sale of equity shares in physical form by a non-resident investor would also be subject to Indian stamp duty at the rate of 0.25% of the market value of the equity shares on the trade date, or the consideration value, whichever is higher, although customarily such tax is borne by the transferee, that is, the purchaser. However, our equity shares are compulsorily delivered in non-physical form except for trades up to 500 shares only, which may be delivered in physical form. Under Indian stamp law, no stamp duty is payable on the acquisition or transfer of equity shares in non-physical form. The State of Maharashtra has, inter alia, provided that records of transactions, electronic or otherwise, whether electronic or otherwise, of transactions effected by a trading member of a stock exchange through a stock exchange shall be liable to payment of stamp duty in the case of delivery, at the rate of

0.01%, rounded off to the next rupee, in the case of non-delivery, at the rate of 0.002%, rounded off to the next rupee and if relating to futures and options trading, at the rate of 0.002%, rounded off to the next rupee.

Other Taxes

At present, there are no taxes on wealth, gifts or inheritance which apply to the ADSs or underlying equity shares.

Service Tax

Brokerage fees paid to stockbrokers in connection with the sale or purchase of shares which are listed on any recognized stock exchange in India are subject to a service tax at a rate of 12.36% (including applicable education cess). The stockbroker is responsible for collecting the service tax and paying it to the relevant authority.

United States Tax

The following discussion describes the material US federal income tax consequences of the acquisition, ownership and sale of ADSs or equity shares that are generally applicable to US investors. For these purposes, you are a US investor if, for US federal income tax purposes, you are:

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

•	persons whose functional currency is not the US dollar;

•	persons who acquired the ADSs or equity shares pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons who own, actually or constructively, 10.0% or more of ICICI Bank’s voting stock; or

•	partnerships or other entities classified as partnerships for US federal income tax purposes.

This discussion is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, referred to as the “Code”), Treasury Regulations, Proposed Treasury Regulations, Revenue Rulings and judicial decisions as of the date hereof. These laws may change, possibly with retroactive effect.

This discussion is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. Furthermore, the US Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for US investors of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate US investors. Accordingly, the analysis of the creditability of Indian taxes and the availability of the reduced tax rate for dividends received by certain non-corporate US investors, each described below, and could be affected by actions taken by parties to whom ADSs are pre-released.

For US federal income tax purposes, if you own an ADS, you will generally be treated as the owner of the equity shares underlying the ADS.

Please consult your tax adviser with regard to the application of US federal income tax laws to the ADSs or equity shares in your particular circumstances, including the passive foreign investment company rules described below, as well as any tax consequences arising under the laws of any state, local or other taxing jurisdiction.

This discussion assumes that ICICI Bank is not, and will not become, a passive foreign investment company (as discussed below).

Taxation of Dividends

Dividends you receive on the ADSs or equity shares, other than certain pro rata distributions of equity shares or rights to acquire equity shares to all holders of equity shares (including holders of ADSs), will generally constitute foreign source dividend income for US federal income tax purposes. The amount of the dividend you will be required to include in income will equal the US dollar value of the rupees, calculated by reference to the exchange rate in effect on the date the payment is received by the depositary (in the case of ADSs) or by you (in the case of equity shares) regardless of whether the payment is converted into US dollars on the date of receipt. If you realize gain or loss on a sale or other disposition of rupees, it will be considered as US-source ordinary income or loss. If you are a corporate US investor, you will not be entitled to claim a dividends-received deduction for dividends paid by ICICI Bank. Subject to applicable limitations and the discussion above regarding concerns expressed by the US Treasury, if you are a non-corporate US investor, dividends paid to you in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15.0%. If you are a non-corporate US investor, you should consult your own tax adviser to determine whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

Taxation of Capital Gains

You will recognize capital gain or loss for US federal income tax purposes on the sale or exchange of ADSs or equity shares in the same manner as you would on the sale or exchange of any other shares held as capital assets. The gain or loss will generally be US-source income or loss. You should consult your own tax advisers about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

Under certain circumstances as described under “Taxation — Indian Tax — Taxation on Sale of ADSs or Equity Shares”, you may be subject to Indian tax upon the disposition of equity shares. You should consult your own tax adviser with respect to your ability to credit this Indian tax against your US federal income tax liability.

Passive Foreign Investment Company Rules

Based upon certain proposed Treasury regulations, which are proposed to be effective for taxable years beginning after December 31, 1994, and upon certain management estimates, ICICI Bank does not expect to be a PFIC for its taxable year that ended March 31, 2008 or in the foreseeable future. In general, a foreign corporation is a PFIC for any taxable year in which (i) 75.0% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50.0% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. Since there can be no assurance that the proposed regulations will be finalized in their current form, the manner of the application of the proposed regulations is not entirely clear, and the composition of ICICI Bank’s income and assets will vary over time, there can be no assurance that ICICI Bank will not be considered a PFIC for any taxable year. If ICICI Bank is treated as a PFIC for any taxable year during which you own ADSs or equity shares, certain adverse US  federal income tax consequences would apply to you.

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

PRESENTATION OF FINANCIAL INFORMATION

Pursuant to the issuance and listing of our securities in the United States under registration statements filed with the United States Securities Exchange Commission, we file annual reports on Form 20-F which must include financial statements prepared under generally accepted accounting principles in the United States (US GAAP) or financial statements prepared according to a comprehensive body of accounting principles with a reconciliation of net income and stockholders’ equity to US GAAP. When we first listed our securities in the United States, Indian GAAP was not considered a comprehensive body of accounting principles under the United States securities laws and regulations. Accordingly, our annual reports on Form 20-F for fiscal years 2000 through 2005 have included US GAAP financial statements. However, pursuant to a significant expansion of Indian accounting standards, Indian GAAP constitutes a comprehensive body of accounting principles. Accordingly, from fiscal 2006 onwards we have included in the annual report consolidated financial statements prepared according to Indian GAAP, which varies in certain respects from US GAAP. For a reconciliation of net income and stockholders' equity to US GAAP, a description of significant differences between Indian GAAP and US GAAP and certain additional information required under US GAAP, see note 22 to our consolidated financial statements herein. For selected financial data in accordance with US GAAP see “Selected Financial Data in accordance with US GAAP.

The data for fiscal 2004 through fiscal 2008 have been derived from our consolidated financial statements. The accounting and reporting policies used in the preparation of our financial statements reflect general industry practices and conform with Indian GAAP including the Accounting Standards (AS) issued by Institute of Chartered Accountants of India, guidelines issued by the Reserve Bank of India, the Insurance Regulatory and Development Authority and the National Housing Bank as applicable to relevant companies.

The consolidated financial statements for fiscal 2004, 2005 and 2006 were audited by S.R. Batliboi & Co., Chartered Accountants, and for fiscal 2007 and 2008 by B S R & Co. Chartered Accountants, under auditing standards issued by the Institute of Chartered Accountants of India. The consolidated financial statements for fiscal 2006, 2007 and 2008 have also been audited by KPMG, an independent registered public accounting firm in India, in accordance with the standards of the United States Public Company Accounting Oversight Board. Our financial statements as per Indian GAAP along with the reconciliation of net profit and stockholders’ equity to US GAAP, including the notes to these financial statements, audited by KPMG are set forth at the end of this annual report.

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

Under Indian GAAP, we have not consolidated certain entities (primarily 3i Infotech and Firstsource Solutions Limited) in which control are intended to be temporary. However under US GAAP, these entities have been consolidated in accordance with Opinion Number 18 of the Accounting Principles Board on “The Equity Method of Accounting for Investments on Common Stock”.

Although we have translated in this annual report certain rupee amounts into dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated earlier in this annual report, or at all. Except in the section on “Market Price Information”, all translations from rupees to dollars are based on the noon buying rate in the City of New York for cable transfers in rupees at March 31, 2008. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on March 31, 2008 was Rs. 40.02 per US$ 1.00.

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

Recent Amendments to Memorandum and Articles of Association

By special resolution passed by our shareholders at our Annual General Meeting held on July 21, 2007, Article 56(d) of the Articles of Association was amended. This Article now requires a shareholder to obtain prior approval of the Reserve Bank of India before raising his/her/its holding of our equity shares to a level of 5.0% or more of the total paid-up capital of ICICI Bank, or such other percentage as may be prescribed by the Reserve Bank of India from time to time, whereas prior to this amendment, this provision required the Reserve Bank of India's approval before a shareholder raised his/her/its stake above 5.0% of total issued capital.

Also, pursuant to a resolution passed by shareholders on June 8, 2007, section five of our Memorandum of Association was amended so that the authorized share capital of ICICI Bank was altered to Rs. 17,750,000,000 divided into 1,275,000,000 shares of Rs. 10 each, 15,000,000 shares of Rs. 100 each and 350 shares of Rs. 10 million each. The amended Memorandum and Articles of Association are attached as exhibits to this annual report.

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

We have audited the accompanying consolidated balance sheets of ICICI Bank Limited and subsidiaries (“the Company”) as of March 31, 2008 and 2007 and the related consolidated profit and loss accounts and consolidated cash flow statements for each of the years in the three-year period ended March 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2008, in conformity with generally accepted accounting principles in India.

Accounting principles generally accepted in India vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 22 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated June 12, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG
Mumbai, India
June 12, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
ICICI Bank Limited

We have audited ICICI Bank Limited and subsidiaries’ (“the Company”) internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of March 31, 2008 and

2007, and the related consolidated profit and loss accounts and consolidated cash flow statements for each of the years in the three-year period ended March 31, 2008, and our report dated June 12, 2008 expressed an unqualified opinion on those consolidated financial statements.

KPMG
Mumbai, India
June 12, 2008

ICICI Bank Limited and subsidiaries

Consolidated balance sheets
                                                                                                        (Rs. in thousands)
				Convenience translation into US$ (US$ in ‘000)
		As of March 31,		As of March 31,
	Schedule	2007	2008	2008
				Unaudited
CAPITAL AND LIABILITIES

Capital	1	12,493,437	14,626,786	365,487
Reserves and Surplus	2	230,656,945	436,095,477	10,896,938
Minority interest	2A	5,095,649	7,311,906	182,706
Deposits	3	2,486,136,330	2,769,832,312	69,211,202
Borrowings	4	616,595,356	845,660,530	21,130,947
Liabilities on policies in force		148,418,907	268,114,077	6,699,502
Other liabilities and provisions	5	443,950,564	514,524,771	12,856,691
TOTAL CAPITAL AND LIABILITIES		3,943,347,188	4,856,165,859	121,343,473

ASSETS

Cash and balance with Reserve Bank of India	6	192,410,383	298,007,509	7,446,465
Balances with banks and money at call and short notice	7	204,480,919	155,279,264	3,880,041
Investments	8	1,206,166,898	1,600,467,579	39,991,693
Advances	9	2,113,994,413	2,514,016,693	62,819,008
Fixed assets	10	43,401,487	46,783,548	1,169,004
Other assets	11	182,893,088	241,611,266	6,037,262
TOTAL ASSETS		3,943,347,188	4,856,165,859	121,343,473

Contingent liabilities	12	6,736,116,955	12,505,952,159	312,492,558
Bills for collection		40,553,879	42,908,137	1,072,167
Significant accounting policies and notes to accounts	18 & 19
The Schedules referred to above form an integral part of the Balance Sheets.

ICICI Bank Limited and subsidiaries

Consolidated profit and loss accounts
(Rs. in thousands)
					Convenience translation into US$ (US$ in ‘000)
		Year ended March 31,			Year ended
					March 31,
	Schedule	2006	2007	2008	2008
					Unaudited
I. INCOME
Interest earned	13	143,335,711	240,025,455	340,949,565	8,519,480
Other income	14	102,819,430	173,612,467	259,581,255	6,486,288
TOTAL INCOME		246,155,141	413,637,922	600,530,820	15,005,768

II. EXPENDITURE
Interest expended	15	101,014,796	176,757,193	257,669,754	6,438,525
Operating expenses	16	105,697,606	180,132,128	270,434,081	6,757,473
Provisions and contingencies	17	15,452,514	30,414,589	41,274,341	1,031,343
TOTAL EXPENDITURE		222,164,916	387,303,910	569,378,176	14,227,341

III. PROFIT/LOSS
Net profit for the year		23,990,225	26,334,012	31,152,644	778,427
Less: Minority interest		(210,673)	(1,272,330)	(2,829,656)	(70,706)
Net profit / (loss) after minority interest		24,200,898	27,606,342	33,982,300	849,133
Profit / (loss) brought forward		(908,834)	(2,435,605)	(73,672)	(1,841)
TOTAL PROFIT/LOSS		23,292,064	25,170,737	33,908,628	847,292

IV. APPROPRIATIONS/TRANSFERS
Transfer to Statutory Reserve		6,360,000	7,800,000	10,400,000	259,870
Transfer to Reserve fund		222	1,168	3,138	78
Transfer to Capital Reserve		680,000	1,210,000	1,270,000	31,734
Transfer to Investment Fluctuation Reserve		5,900,000	--	--	--
Transfer from Investment Fluctuation Reserve		(13,203,350)	--	--	--
Transfer to Special Reserve		2,778,000	4,677,098	1,892,500	47,289
Transfer to Revenue and other reserves		14,330,152	593,416	491,080	12,271
Proposed equity share dividend		7,593,326	9,085,370	12,277,018	306,772
Proposed preference share dividend		35	35	35	1
Corporate dividend tax		1,289,284	1,877,322	2,078,023	51,925
Balance carried over to Balance Sheet		(2,435,605)	(73,672)	5,496,834	137,352
TOTAL		23,292,064	25,170,737	33,908,628	847,292

Significant accounting policies and notes to accounts	18 & 19
Earnings per share (Refer Note 19. 3)
Basic (Rs.)		30.96	30.92	32.19	0.80
Diluted (Rs.)		30.64	30.75	32.00	0.80
Face value per share (Rs.)		10.00	10.00	10.00	0.25
The schedules referred to above form an integral part of the Profit and Loss Accounts.

ICICI Bank Limited and subsidiaries

Consolidated cash flow statements

(Rs. in thousands)
				Convenience translation into US$ (US$ in ‘000)
PARTICULARS	Year ended March 31,			Year ended March 31,
	2006	2007	2008	2008
				Unaudited
Cash flow from operating activities

Net profit before taxes	31,198,896	35,247,100	45,079,134	1,126,415

Adjustments for:
Depreciation and amortization	9,462,631	8,346,161	8,721,642	217,932
Net (appreciation) / depreciation on investments	8,660,775	12,160,982	14,493,875	362,166
Provision in respect of non-performing assets (including prudential provision on standard assets)	8,117,173	22,082,234	27,723,909	692,752
Provision for contingencies & others	203,564	307,652	1,723,502	43,066
(Profit) / loss on sale of fixed assets	(51,832)	(351,246)	(613,379)	(15,327)
	57,591,207	77,792,883	97,128,683	2,427,004
Adjustments for:
(Increase) / decrease in investments	(203,374,105)	(173,187,373)	(132,276,092)	(3,305,250)
(Increase) / decrease in advances	(606,401,452)	(565,891,731)	(423,725,121)	(10,587,834)
Increase / (decrease) in borrowings	82,006,471	96,294,679	100,659,704	2,515,235
Increase / (decrease) in deposits	713,348,700	761,626,500	270,566,682	6,760,787
(Increase) / decrease in other assets	(45,598,461)	(27,065,243)	(40,067,589)	(1,001,192)
Increase / (decrease) in other liabilities and provisions	82,543,134	111,407,820	173,249,913	4,329,083
	22,524,287	203,184,652	(51,592,503)	(1,289,171)
(Payment) / Refund of taxes (net)	(10,198,463)	(21,192,739)	(23,865,900)	(596,349)
Net cash flow from operating activities (A)	69,917,031	259,784,796	21,670,280	541,484

Cash flow from investing activities
Purchase of fixed assets	(6,557,240)	(8,652,868)	(13,779,728)	(344,321)
Proceeds from sale of fixed assets	1,010,888	1,759,850	1,100,906	27,509
(Purchase) / Sale of long-term investment	(96,168,425)	(204,006,389)	(278,393,897)	(6,956,369)
Acquisition of subsidiaries (net of cash acquired)	(688,736)	-	-	-
Net cash generated from investing activities (B)	(102,403,513)	(210,899,407)	(291,072,719)	(7,273,181)

Cash flow from financing activities
Proceeds from issue of share capital (including ESOPs) net of issue expense	79,850,509	2,055,383	197,945,383	4,946,162
Net proceeds / (repayment) of bonds (including subordinated debts)	6,534,092	172,962,927	138,335,874	3,456,669
Dividend and dividend tax paid	(7,598,693)	(9,072,081)	(11,124,591)	(277,976)
Net cash generated from financing activities (C)	78,785,908	165,946,229	325,156,666	8,124,855
Effect of exchange fluctuation on translation reserve (D)	(25,495)	(491,265)	(1,721,319)	(43,011)
Net cash and cash equivalent received from the Sangli Bank Ltd. on amalgamation (E)	-	-	2,362,563	59,035

ICICI Bank Limited and subsidiaries

Consolidated cash flow statements (Continued)
(Rs. in thousands)
PARTICULARS	Year ended March 31,			Convenience translation into US$ (US$ in ‘000) Year ended March 31,
	2006	2007	2008	2008
				Unaudited

Net increase / (decrease) in cash and cash equivalents (A) + (B) + (C) + (D) + (E)	46,273,931	214,340,353	56,395,471	1,409,182

Cash and cash equivalents as at April 1	136,277,018	182,550,949	396,891,302	9,917,324
Cash and cash equivalents as at March 31	182,550,949	396,891,302	453,286,773	11,326,506

Significant Accounting Policies and Notes to Accounts (refer to Schedule 18 & 19).
The Schedules referred to above form an integral part of the consolidated balance sheets.

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets

SCHEDULE 1 - CAPITAL
(Rs. in thousands)
	As of March 31,		Convenience translation into US$ (US$ in ‘000) As of March 31,
	2007	2008	2008
			Unaudited
Authorized capital
1,275,000,000 equity shares of Rs. 10 each [March 31, 2007: 1,000,000,000 equity shares of Rs. 10 each]	10,000,000	12,750,000	318,591
15,000,000 shares of Rs. 100 each [March 31, 2007: 55,000,000 preference shares of Rs. 100 each][1]	5,500,000	1,500,000	37,481
350 preference shares of Rs. 10 million each [March 31, 2007: 350 preference shares of Rs. 10 million each]	3,500,000	3,500,000	87,456

Equity share capital Issued, subscribed and paid-up capital
899,266,672 equity shares of Rs. 10 each (March 31, 2007: 889,779,621 equity shares)	8,897,796	8,992,667	224,704
Add: 3,455,008 equity shares of Rs. 10 each fully paid up issued to shareholders of erstwhile Sangli Bank Limited	--	34,550	864
Add: 108,598,626 equity shares of Rs. 10 each fully paid up vide prospectus dated June 26, 2007 (includes 13,762,869 shares issued under green shoe option)	--	1,085,986	27,136
Add: 99,898,476 equity shares of Rs. 10 each fully paid up underlying 49,949,238 American Depository Shares (ADSs) issued vide prospectus dated June 23, 2007 (includes 6,497,462 ADSs issued under green shoe option)	--	998,985	24,962
Add: 1,468,713 equity shares of Rs. 10 each fully paid up (March 31, 2007: 9,487,051 equity shares) issued pursuant to exercise of employee stock options	94,871	14,687	367
	8,992,667	11,126,875	278,033
Less: Calls unpaid	--	859	21
Add: 111,603 equity shares forfeited (March 31, 2007: 111,603 equity shares)	770	770	19
TOTAL EQUITY CAPITAL	8,993,437	11,126,786	278,031

Preference share capital [Represents face value of 350 preference shares of Rs. 10 million each issued to preference share holders of erstwhile ICICI Limited on amalgamation redeemable at par on April 20, 2018]	3,500,000	3,500,000	87,456
TOTAL CAPITAL	12,493,437	14,626,786	365,487
1.
These shares will be of such class and with rights, privileges, conditions or restrictions as may be determined by the Bank in accordance with the Articles of Association of the Bank and subject to the legislative provisions for the time being in that behalf.

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 2 - RESERVES AND SURPLUS

(Rs. in thousands)
	As of March 31,		Convenience translation into US$ (US$ in ‘000) As of March 31,
	2007	2008	2008
			Unaudited
I. Statutory reserve
Opening balance (other than joint ventures)	20,987,307	28,787,307	719,323
Additions during the year (includes Rs. 206.5 million on amalgamation)	7,800,000	10,606,500	265,030
Deductions during the year	-	-	-
Closing balance	28,787,307	39,393,807	984,353

II. Special reserve
Opening balance (other than joint ventures)	15,062,102	19,739,200	493,233
Additions during the year	4,677,098	1,892,500	47,289
Deductions during the year	-	-	-
Closing balance	19,739,200	21,631,700	540,522

III. Securities premium
Opening balance (other than joint ventures)	118,325,074	120,285,365	3,005,631
Additions during the year [1]	1,970,256	197,644,847	4,938,652
Deductions during the year [2]	9,965	5,280,193	131,939
Closing balance	120,285,365	312,650,019	7,812,344

IV. Unrealized Investment Reserve
Opening balance (other than joint ventures)	2,517,249	4,867,703	121,632
Additions during the year	3,506,314	218,122	5,450
Deductions during the year	1,155,860	4,106,561	102,613
Closing balance	4,867,703	979,264	24,469

V. Capital reserve
Opening balance (other than joint ventures)	5,693,166	6,903,166	172,493
Additions during the year (including capital reserve on consolidation Rs. 90.6 million)	1,210,000	1,360,603	33,998
Deductions during the year	-	-	-
	.
Closing balance	6,903,166	8,263,769	206,491
	.

VI. Foreign currency translation reserve	(516,760)	(2,238,079)	(55,924)

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

(Rs. in thousands)
	As of March 31,		Convenience translation into US$ (US$ in ‘000) As of March 31,
	2007	2008	2008
			Unaudited
VII. Reserve Fund
Opening balance (other than joint ventures)	222	1,390	35
Additions during the year [3]	1,168	3,138	78
Deductions during the year	-	-	-
Closing balance	1,390	4,528	113

VIII. Revenue and other reserves
Opening balance for joint ventures	(2,687)	(2,687)	(67)
Opening balance for others	50,962,549	50,592,261	1,264,174
Additions during the year for joint ventures	-	-	-
Additions during the year for others	1,562,108	3,455,640	86,348
Deductions during the year for joint ventures	-	-	-
Deductions during the year for others [4,5,7]	1,932,396	4,131,579	103,238
Closing balance [6]	50,589,574	49,913,635	1,247,217

IX. Balance in Profit and Loss account for others	-	5,544,515	138,544

X. Balance in Profit and Loss account for Joint Ventures	-	(47,681)	(1,191)

TOTAL RESERVES AND SURPLUS	230,656,945	436,095,477	10,896,938
1.	Includes
a.	Rs. 86,065.6 million (net of securities premium in arrears of Rs. 486.1 million) consequent to public issue vide prospectus dated June 26, 2007.
b.	Rs. 98,237.4 million consequent to issue of ADSs (including green shoe options exercised) vide prospectus dated June 23, 2007.
c.	Rs. 12,799.5 million on exercise of the green shoe option vide prospectus dated June 26, 2007.
d.	Rs. 542.3 million (March 31, 2007: Rs. 1,901.9 million) on exercise of employee stock options.
2.	Represents
a.
Rs. 3,482.2 million being the excess of the paid-up value of the shares issued to the shareholders of The Sangli Bank Limited over the fair value of the net assets acquired on merger and amalgamation expenses as per the scheme of amalgamation.

b.	Rs. 1,846.6 million being the share issue expenses, written-off from the securities premium account as per the objects of the issue.
3.	Represents appropriation of 5% of net profit by Sri Lanka branch to meet the requirements of Section 20 of Sri Lankan Banking Act No 30 of 1988.
4.
Represents transition adjustment on account of first time adoption of Accounting Standard 15 (Revised) on "Employee benefits" issued by The Institute of Chartered Accountants of India for the year ended March 31, 2007.

5.	Includes transition adjustment on account of first time adoption of Financial Reporting Standard ("FRS") 26 by ICICI Bank UK PLC for year ended March 31, 2007.
6.	Includes restricted reserve of Rs. 5,423.2 million (March 31, 2007: Rs. 2,541.9 million) relating to life insurance subsidiary.
7.	Includes unrealized losses, net of tax, of Rs. 4,029.0 million (March 31, 2007: Rs. Nil) pertaining to the investments in Available for Sale category of the ICICI bank UK PLC.

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 2A - MINORITY INTEREST
(Rs. in thousands)
			Convenience translation into US$ (US$ in ‘000)
	As of March 31,		As of March 31,
	2007	2008	2008
			Unaudited
Opening minority interest	2,749,402	5,095,649	127,327
Subsequent increase / decrease	2,346,247	2,216,257	55,379
CLOSING MINORITY INTEREST	5,095,649	7,311,906	182,706

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 3 - DEPOSITS
(Rs. in thousands)
			Convenience translation into US$ (US$ in ‘000)
	As of March 31,		As of March 31,
	2007	2008	2008
			Unaudited
A. I. Demand deposits
i) From banks	4,806,419	5,681,818	141,975
ii) From others	209,693,799	244,114,127	6,099,803
II. Savings bank deposits	375,330,044	537,563,405	13,432,369
III. Term deposits
i) From banks	147,107,672	125,024,337	3,124,046
ii) From others	1,749,198,396	1,857,448,625	46,413,009
TOTAL DEPOSITS	2,486,136,330	2,769,832,312	69,211,202

B. I. Deposits of branches in India	2,205,634,546	2,361,289,926	59,002,747
II. Deposits of branches/subsidiaries outside India	280,501,784	408,542,386	10,208,455
TOTAL DEPOSITS	2,486,136,330	2,769,832,312	69,211,202

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 4 - BORROWINGS

(Rs. in thousands)
			Convenience translation into US$ (US$ in ‘000)
	As of March 31,		As of March 31,
	2007	2008	2008
			Unaudited
I. Borrowings In India
i) Reserve Bank of India	1,400,000	-	-
ii) Other banks	78,545,412	72,605,734	1,814,236
iii) Other institutions and agencies
a) Government of India	2,171,867	1,592,480	39,792
b) Financial institutions	37,981,766	48,292,151	1,206,700
iv) Borrowings in the form of
a) Deposits	2,153,897	2,533,110	63,296
b) Commercial paper	4,995,546	20,630,884	515,514
c) Bonds and debentures (excluding subordinated debt)
- Debentures and bonds guaranteed by the Government of India	14,468,420	14,815,000	370,190
- Borrowings under private placement of bonds carrying maturity of 1 to 30 years from the date of placement	6,784,799	6,545,648	163,559
Bonds issued under multiple option/safety bonds series
- Regular interest bonds	5,566,170	5,393,095	134,760
- Deep discount bonds	4,564,511	4,401,234	109,976
- Encash bonds	56,015	-	-
-Tax saving bonds	20,779,673	17,376,227	434,189
- Pension bonds	61,626	61,722	1,542
TOTAL BORROWINGS IN INDIA	179,529,702	194,247,285	4,853,754

II. Borrowings outside India
i) From multilateral/bilateral credit agencies
(guaranteed by the Government of India for the equivalent of Rs. 18,402.9 million at March 31, 2008) (March 31, 2007; Rs. 19,151.7 million)	22,701,869	20,966,276	523,895
ii) From international banks, institutions and consortiums	216,242,358	307,381,423	7,680,695
iii) By way of bonds and notes	197,919,861	322,261,202	8,052,504
iv) Other borrowings	201,566	804,344	20,099
TOTAL BORROWINGS OUTSIDE INDIA	437,065,654	651,413,245	16,277,193

TOTAL BORROWINGS	616,595,356	845,660,530	21,130,947
Secured borrowings in I above is Rs. 4,089.0 million (March 31, 2007: Rs. 2,841.8 million) and in II above is Nil

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS
(Rs. in thousands)
			Convenience translation into US$ (US$ in ‘000)
	As of March 31,		As of March 31,
	2007	2008	2008
			Unaudited

I. Bills payable	42,476,957	29,285,903	731,782
II. Inter-office adjustments (net)	-	4,293,542	107,285
III. Interest accrued	21,167,766	26,780,408	669,176
IV. Unsecured redeemable / perpetual debentures / bonds
[Subordinated for Tier I / Tier II capital]	212,211,158	224,077,862	5,599,147
V. Others
a) Security deposits from clients	4,691,762	15,197,638	379,751
b) Sundry Creditors	84,663,926	94,745,071	2,367,443
c) Received for disbursements under special program	1,896,661	2,034,281	50,831
d) Provision for standard assets	13,264,338	15,214,123	380,163
e) Other liabilities[1]	63,577,996	102,895,943	2,571,113
TOTAL OTHER LIABILITIES AND PROVISIONS	443,950,564	514,524,771	12,856,691
1.	Includes:
a)	Proposed dividend of Rs. 12,284.6 million (March 31, 2007: Rs. 9,036.2 million).
b)	Corporate dividend tax payable of Rs. 1,596.0 million (March 31, 2007: Rs. 1,591.8 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA
(Rs. in thousands)
			Convenience translation into US$ (US$ in ‘000)
	As of March 31,		As of March 31,
	2007	2008	2008
			Unaudited

I. Cash in hand (including foreign currency notes)	26,002,721	32,653,915	815,940
II. Balances with Reserve Bank of India in current accounts	166,407,662	265,353,594	6,630,525
TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA	192,410,383	298,007,509	7,446,465

SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE
(Rs. in thousands)
			Convenience translation into US$ (US$ in ‘000)
	As of March 31,		As of March 31,
	2007	2008	2008
I. In India			Unaudited
i) Balances with banks
a) in current accounts	8,526,243	9,241,811	230,930
b) in other deposit accounts	15,890,377	5,908,958	147,650
ii) Money at call and short notice
a) with banks	1,000,000	-	-
b) with other institutions	-	-	-
TOTAL	25,416,620	15,150,769	378,580

II. Outside India
i) in current accounts	16,709,682	19,711,210	492,534
ii) in other deposit accounts	106,544,658	28,421,501	710,182
iii) Money at call and short notice	55,809,959	91,995,784	2,298,745
TOTAL	179,064,299	140,128,495	3,501,461

TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE	204,480,919	155,279,264	3,880,041

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 8 - INVESTMENTS
(Rs. in thousands)
			Convenience translation into US$ (US$ in ‘000)
	As of March 31,		As of March 31,
	2007	2008	2008
			Unaudited
I. Investments in India (net of provisions)
i) Government securities	696,367,000	786,560,746	19,654,192
ii) Other approved securities	601	97,946	2,447
iii) Shares (includes equity and preference shares) [1]	40,895,698	47,118,726	1,177,379
iv) Debentures and bonds	45,829,459	49,447,032	1,235,558
v) Assets held to cover linked liabilities of life insurance business	128,906,303	248,450,720	6,208,164
vi) Others (commercial paper, mutual fund units, pass through certificates, security receipts etc.)	114,689,000	210,887,719	5,269,558
TOTAL INVESTMENTS IN INDIA	1,026,688,061	1,342,562,889	33,547,298

II. Investments outside India (net of provisions)
i) Government securities	20,748,958	40,899,298	1,021,971
ii) Others	158,729,879	217,005,392	5,422,424
TOTAL INVESTMENTS OUTSIDE INDIA	179,478,837	257,904,690	6,444,395

TOTAL INVESTMENTS	1,206,166,898	1,600,467,579	39,991,693

III. Investments in India
Gross Value of Investments [2]	1,026,171,288	1,340,676,954	33,500,174
Less: Aggregate of provision / depreciation / (appreciation)	(516,773)	(1,885,935)	(47,125)
Net Investments	1,026,688,061	1,342,562,889	33,547,299

IV. Investments Outside India
Gross Value of Investments	179,552,465	267,772,200	6,690,960
Less: Aggregate of provision / depreciation / (appreciation)	73,628	9,867,510	246,564
Net Investments	179,478,837	257,904,690	6,444,396
TOTAL INVESTMENTS	1,206,166,898	1,600,467,579	39,991,695
1.	Includes Investment in associates of Rs. 95.4 million (March 31, 2007: Nil).
2.	Net of appreciation of Rs. 19,534.4 million (March 31, 2007 Rs. 13,258.4 million) on investment held to cover linked liabilities of life insurance business.

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 9 - ADVANCES (net of provisions)
(Rs. in thousands)
			Convenience translation into US$ (US$ in ‘000)
	As of March 31,		As of March 31,
	2007	2008	2008
			Unaudited

A. i) Bills purchased and discounted	47,473,577	47,896,278	1,196,809
ii) Cash credits, overdrafts and loans repayable on demand	334,781,882	351,458,670	8,782,076
iii) Term loans	1,659,223,017	2,009,110,336	50,202,657
iv) Securitization, finance lease and hire purchase receivables[1]	72,515,937	105,551,409	2,637,466
TOTAL ADVANCE	2,113,994,413	2,514,016,693	62,819,008

B. i) Secured by tangible assets [includes advances against book debt]	1,602,564,461	1,928,756,159	48,194,807
ii) Covered by Bank/Government guarantees	87,960,211	42,087,202	1,051,654
iii) Unsecured	423,469,741	543,173,332	13,572,547
TOTAL ADVANCE	2,113,994,413	2,514,016,693	62,819,008

C. I. Advances in India
i) Priority sector	555,491,571	606,025,758	15,143,072
ii) Public sector	4,017,005	3,559,887	88,953
iii) Banks	906,063	45,947	1,148
iv) Others	1,194,443,625	1,229,874,572	30,731,499
TOTAL ADVANCE IN INDIA	1,754,858,264	1,839,506,164	45,964,672

II. Advances outside India
i) Due from banks	50,979,277	53,593,670	1,339,172
ii) Due from others
a) Bills purchased and discounted	24,521,767	21,006,755	524,907
b) Commercial Loans	178,608,073	324,669,709	8,112,686
c) Others	105,027,032	275,240,395	6,877,571
TOTAL ADVANCE OUTSIDE INDIA	359,136,149	674,510,529	16,854,336
TOTAL ADVANCES	2,113,994,413	2,514,016,693	62,819,008
1.	Includes receivables under lease amounting to Rs. 349.2 million (March 31, 2007: Rs. 577.9 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 10 - FIXED ASSETS

(Rs. in thousands)
			Convenience translation into US$ (US$ in ‘000)
	As of March 31,		As of March 31,
	2007	2008	2008
			Unaudited
I. Premises
At cost as on March 31 of preceding year	21,157,589	23,574,338	589,064
Additions during the year	3,306,091	3,985,851	99,596
Deductions during the year	(889,342)	(324,857)	(8,117)
Depreciation to date	(3,054,777)	(4,181,205)	(104,478)
Net block	20,519,561	23,054,127	576,065

II. Other fixed assets (including furniture and fixtures)
At cost as on March 31 of preceding year	22,521,357	27,621,021	690,180
Additions during the year	5,832,130	6,917,431	172,850
Deductions during the year	(732,466)	(686,835)	(17,162)
Depreciation to date	(14,771,468)	(18,092,913)	(452,097)
Net block	12,849,553	15,758,704	393,771

III. Assets given on Lease
At cost as on March 31 of preceding year	19,165,523	18,346,532	458,434
Additions during the year	-	-	-
Deductions during the year	(818,991)	(57,460)	(1,436)
Depreciation to date, accumulated lease adjustment and provisions	(8,314,159)	(10,318,355)	(257,830)
Net block	10,032,373	7,970,717	199,168
TOTAL FIXED ASSETS	43,401,487	46,783,548	1,169,004

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 11 – OTHER ASSETS

  (Rs. in thousands)
			Convenience translation into US$ (US$ in ‘000)
	As of March 31,		As of March 31,
	2007	2008	2008
			Unaudited

I. Inter-office adjustments (net)	3,762,923	-	-
II. Interest accrued	31,972,407	39,368,197	983,713
III. Tax paid in advance/tax deducted at source (net)	37,839,774	42,802,815	1,069,536
IV. Stationery and stamps	1,552	574	14
V. Non-banking assets acquired in satisfaction of claims [1]	3,536,564	3,658,544	91,418
VI. Others
a) Advance for capital assets	2,410,477	7,060,893	176,434
b) Outstanding fees and other income	4,852,253	10,212,038	255,173
c) Swap suspense	168,266	-	-
d) Deposits	32,125,652	28,665,435	716,278
e) Deferred tax asset (Net)	7,659,104	17,280,466	431,796
f) Early Retirement Option expenses not written off	501,979	117,979	2,948
g) Others [2,3]	58,062,137	92,444,325	2,309,953
TOTAL OTHER ASSETS	182,893,088	241,611,266	6,037,263
1.	Includes certain non-banking assets acquired in satisfaction of claims, which are in the process of being transferred in the Bank's name.
2.
Includes debit balance in profit and loss account of Rs. Nil (March 31, 2007: Rs. 73.7 million) net of credit balance in profit and loss account of Rs. Nil (March 31, 2007: Rs. 88.7 million) for joint ventures.

3.	Includes goodwill on consolidation amounting to Rs. 630.5 million (March 31, 2007: Rs. 624.0 million).

SCHEDULE 12 - CONTINGENT LIABILITIES

(Rs. in thousands)
			Convenience translation into US$ (US$ in ‘000)
	As of March 31,		As of March 31,
	2007	2008	2008
			Unaudited

I. Claims against the Bank not acknowledged as debts	39,265,351	40,886,452	1,021,650
II. Liability for partly paid investments	254,249	128,126	3,202
III. Liability on account of outstanding forward exchange contracts	1,341,835,648	3,090,775,426	77,230,770
IV. Guarantees given on behalf of constituents
a) In India	241,625,700	338,313,937	8,453,622
b) Outside India	58,018,630	76,613,035	1,914,369
V. Acceptances, endorsements and other obligations	233,328,898	252,963,794	6,320,934
VI. Currency swaps	391,431,046	591,090,810	14,769,885
VII. Interest rate swaps, currency options and interest rate futures[1]	3,984,601,670	7,913,019,024	197,726,612
VIII. Other items for which the Bank is contingently liable	445,755,763	202,161,555	5,051,514

TOTAL CONTINGENT LIABILITES	6,736,116,955	12,505,952,159	312,492,558

1.	Excludes notional amount of options sold by ICICI Bank Limited amounting to Rs. 597,333.2 million (March 31, 2007:
Rs. 444,221.2 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the profit and loss accounts

SCHEDULE 13 - INTEREST EARNED

(Rs. in thousands)
				Convenience translation into US$ (US$ in ‘000)
	Year ended March 31,			Year ended
				March 31,
	2006	2007	2008	2008
				Unaudited

I. Interest/discount on advances/bills	106,359,009	169,700,875	240,683,557	6,014,082
II. Income on investments[1]	32,585,272	58,473,639	89,045,428	2,225,023
III. Interest on balances with Reserve Bank of India and other inter-bank funds	3,433,183	9,037,876	8,747,745	218,585
IV. Others [2]	958,247	2,813,065	2,472,835	61,790
TOTAL INTEREST EARNED	143,335,711	240,025,455	340,949,565	8,519,480
1.	Includes amortization of premium on Government securities of Rs. 8,976.2 million (March 31, 2007: Rs. 9,987.0 million).
2.	Includes interest on income tax refunds of Rs. 880.0 million (March 31, 2007: Rs. 1,028.2 million).

SCHEDULE 14 - OTHER INCOME

(Rs. in thousands)
				Convenience translation into US$ (US$ in ‘000)
	Year ended March 31,			Year ended
				March 31,
	2006	2007	2008	2008
				Unaudited

I. Commission, exchange and brokerage	32,546,535	54,432,414	67,673,441	1,690,991
II. Profit/(loss) on sale of investments (net)	10,988,676	14,061,769	34,042,178	850,629
III. Profit/(loss) on revaluation of investments (net)	(504,459)	(1,789,997)	(4,787,585)	(119,630)
IV. Profit/(loss) on sale of land, buildings and other assets (net)[1]	51,832	351,246	613,379	15,327
V. Profit/(loss) on foreign exchange transactions (net)	4,451,911	8,435,218	1,279,786	31,979
VI. Premium and other operating income from insurance business	50,703,679	95,125,466	159,919,822	3,995,998
VII. Miscellaneous income (including lease income)[2]	4,581,256	2,996,351	840,234	20,994
TOTAL OTHER INCOME	102,819,430	173,612,467	259,581,255	6,486,288
1.	Includes profit/(loss) on sale of assets given on lease.
2.	Includes unrealized gains/losses on rupee interest rate derivatives.

ICICI Bank Limited and subsidiaries

Schedules forming part of the profit and loss accounts (Continued)

SCHEDULE 15 - INTEREST EXPENDED

  (Rs. in thousands)
				Convenience translation into US$ (US$ in ‘000)
	Year ended March 31,			Year ended
				March 31,
	2006	2007	2008	2008
				Unaudited

I. Interest on deposits	59,590,224	124,565,606	187,220,141	4,678,164
II. Interest on Reserve Bank of India/inter-bank borrowings[1]	11,888,142	16,659,290	23,140,065	578,213
III. Others (including interest on borrowings of erstwhile ICICI Limited)	29,536,430	35,532,297	47,309,548	1,182,148
TOTAL INTEREST EXPENDED	101,014,796	176,757,193	257,669,754	6,438,525
1.	Includes interest paid on inter-bank deposits.

SCHEDULE 16 - OPERATING EXPENSES

(Rs. in thousands)
				Convenience translation into US$ (US$ in ‘000)
	Year ended March 31,			Year ended
				March 31,
	2006	2007	2008	2008
				Unaudited

I. Payments to and provisions for employees	17,112,066	26,364,966	39,697,995	991,954
II. Rent, taxes and lighting	3,036,174	5,032,549	8,979,980	224,387
III. Printing and stationery	1,421,619	2,310,409	2,881,776	72,008
IV. Advertisement and publicity	3,066,259	5,546,368	6,152,109	153,726
V. Depreciation on Bank's property (including non-banking assets)	3,908,328	4,272,235	4,973,453	124,274
VI. Depreciation (including lease equalization) on leased assets	2,771,014	1,882,750	1,820,689	45,494
VII. Directors' fees, allowances and expenses	14,523	22,237	20,591	515
VIII. Auditors' fees and expenses	43,356	64,192	99,909	2,497
IX. Law charges	298,817	603,440	1,071,497	26,774
X. Postages, telegrams, telephones, etc.	2,825,681	4,392,443	5,162,326	128,994
XI. Repairs and maintenance	3,329,657	4,494,181	6,287,699	157,114
XII. Insurance	298,979	1,674,444	2,060,956	51,498
XIII. Direct marketing agency expenses	11,912,231	15,602,364	15,749,675	393,545
XIV. Claims and benefits paid pertaining to insurance business	3,924,456	8,065,681	13,002,948	324,911
XV. Other expenses pertaining to insurance business	39,464,176	75,292,734	129,790,331	3,243,137
XVI. Other expenditure	12,270,270	24,511,135	32,682,147	816,645
TOTAL OPERATING EXPENSES	105,697,606	180,132,128	270,434,081	6,757,473

ICICI Bank Limited and subsidiaries

Schedules forming part of the profit and loss accounts (Continued)

SCHEDULE 17 - PROVISIONS AND CONTINGENCIES

(Rs. in thousands)
				Convenience translation into US$ (US$ in ‘000)
	Year ended March 31,			Year ended
				March 31,
	2006	2007	2008	2008
				Unaudited
I. Income tax
- Current period tax	8,177,377	12,013,402	19,628,199	490,460
- Deferred tax adjustment	(1,595,191)	(4,989,924)	(9,341,410)	(233,419)
- Fringe Benefit Tax	385,749	587,178	780,041	19,491
II. Wealth tax	30,063	30,102	30,004	750
III. Provision for investments (including credit substitutes) (net)	133,779	383,945	730,096	18,244
IV. Provision for advances (net)[1]	8,117,173	22,082,234	27,723,909	692,751
V. Others	203,564	307,652	1,723,502	43,066
TOTAL PROVISIONS AND CONTINGENCIES	15,452,514	30,414,589	41,274,341	1,031,343
1.	Includes provision on standard assets, non-performing advances, non-performing leased assets and others.

ICICI Bank Limited and subsidiaries
Schedules forming part of the Consolidated Accounts

SCHEDULE 18

Significant accounting policies

Overview

ICICI Bank Limited (“ICICI Bank” or “the Bank”) together with its subsidiaries, joint ventures and associates (collectively, “the Group”) is a diversified financial services group providing a wide range of banking and financial services including commercial banking, retail banking, project and corporate finance, working capital finance, insurance, venture capital and private equity, investment banking, brokering and treasury products and services.

The Bank was incorporated in Vadodara, India and is a publicly held banking company governed by the Banking Regulation Act, 1949.

Principles of consolidation

The consolidated financial statements include the financials of ICICI Bank, its subsidiaries, associates and joint ventures.

The Bank consolidates entities in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. Entities where the Bank holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence, other than investments of designated venture capital subsidiaries, are accounted for under the equity method of accounting, and the pro-rata share of their income/(loss) is included in the consolidated profit and loss account. Assets, liabilities, income and expenditure of jointly controlled entities are consolidated using the proportionate consolidation method. Under this method, the Bank’s share of each of the assets, liabilities, income and expenses of the jointly controlled entity are reported in separate line items in the consolidated financial statements. The total assets at March 31, 2008 and total income for the year ended March 31, 2008 of the entities consolidated by the proportionate consolidation method is Rs. 240.9 million and Rs. 82.0 million, respectively. The Bank does not consolidate entities where control is intended to be temporary or where the Bank holds 20% to 50% of the voting rights and the investments in those entities in the books of the bank have been written down to Re. 1. All significant inter-company accounts and transactions are eliminated on consolidation.

Basis of preparation

The accounting and reporting policies of the Group used in the preparation of these consolidated financial statements conform to generally accepted accounting principles in India (Indian GAAP), guidelines issued by Reserve Bank of India (“RBI”), Insurance Regulatory and Development Authority (“IRDA”) and National Housing Bank (“NHB”) from time to time and as applicable to relevant companies and practices generally prevalent within the banking industry in India. In the case of the foreign subsidiaries, the generally accepted accounting principles as applicable to the foreign subsidiaries are followed.

ICICI Bank Limited and subsidiaries
Schedules forming part of the Consolidated Accounts (Continued)

The Group follows the accrual method of accounting except where otherwise stated. In case the accounting policies followed by a subsidiary or joint venture are different from those followed by the Bank, the same have been disclosed separately.

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

The consolidated financial statements include the results of the following entities.

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
1	ICICI Securities Limited	India	Subsidiary	Securities broking & merchant banking	100.00%
2	ICICI Securities Inc.	USA	Subsidiary	Securities broking	100.00%
3	ICICI Securities Holdings Inc.	USA	Subsidiary	Holding company	100.00%
4	ICICI Securities Primary Dealership Limited	India	Subsidiary	Securities Investment, trading and underwriting	100.00%
5	ICICI Venture Funds Management Company Limited	India	Subsidiary	Asset management	100.00%
6	ICICI Home Finance Company Limited	India	Subsidiary	Housing finance	100.00%
7	ICICI Trusteeship Services Limited	India	Subsidiary	Trusteeship services	100.00%
8	ICICI Investment Management Company Limited	India	Subsidiary	Asset management	100.00%
9	ICICI International Limited	Mauritius	Subsidiary	Asset management	100.00%
10	ICICI Bank UK PLC.	United Kingdom	Subsidiary	Banking	100.00%
11	ICICI Bank Canada	Canada	Subsidiary	Banking	100.00%
12	ICICI Wealth Management Inc.	Canada	Subsidiary	Wealth Management	100.00%
13	ICICI Bank Eurasia LLC.	Russia	Subsidiary	Banking	100.00%
14	ICICI Eco-net Internet and Technology Fund	India	Consolidated as per Accounting Standard (“AS”) 21	Venture capital fund	92.01%
15	ICICI Equity Fund	India	Consolidated as per Accounting Standard (“AS”) 21	Unregistered venture capital fund	100.00%

ICICI Bank Limited and subsidiaries
Schedules forming part of the Consolidated Accounts (Continued)

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
16	ICICI Emerging Sectors Fund	India	Consolidated as per Accounting Standard (“AS”) 21	Venture capital fund	99.29%
17	ICICI Strategic Investment Fund	India	Consolidated as per Accounting Standard (“AS”) 21	Unregistered venture capital fund	100.00%
18	ICICI Prudential Life Insurance Company Limited [1]	India	Jointly controlled entity	Life Insurance	73.87%
19	ICICI Lombard General Insurance Company Limited [1]	India	Jointly controlled entity	General Insurance	73.83%
20	ICICI Prudential Asset Management Company Limited [1]	India	Jointly controlled entity	Asset management company for ICICI Prudential Mutual Fund	50.99%
21	ICICI Prudential Trust Limited [1]	India	Jointly controlled entity	Trustee company for ICICI Prudential Mutual Fund	50.80%
22	TCW/ICICI Investment Partners LLC [2]	Mauritius	Jointly controlled entity	Asset management	50.00%
23	TSI Ventures (India) Private Limited [2]	India	Jointly controlled entity	Real estate consultancy	50.00%
24	ICICI Kinfra Limited	India	Consolidated as per Accounting Standard (“AS”) 21	Infrastructure development consultancy	76.02%
25	ICICI West Bengal Infrastructure Development Corporation Limited	India	Consolidated as per Accounting Standard (“AS”) 21	Infrastructure development consultancy	75.97%
26	Financial Information Network and Operations Limited[3]	India	Associate	Service provider	28.29%
27	I-Process Services (India) Private Limited[3]	India	Associate	Service provider	19.00%
28	I-Solutions Providers (India) Private Limited[3]	India	Associate	Service provider	19.00%
29	NIIT Institute of Finance, Banking and Insurance Training Limited[3]	India	Associate	Education and training in banking and finance	19.00%

ICICI Bank Limited and subsidiaries
Schedules forming part of the Consolidated Accounts (Continued)

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
30	ICICI Venture Value Fund[3]	India	Associate	Unregistered venture capital fund	48.01%

1.
The financial statements of these jointly controlled entities have been consolidated as per AS 21 on “Consolidated Financial Statements” consequent to the limited revision to AS 27 on “Financial Reporting of Interests in Joint Ventures”.

2.	These entities have been consolidated as per the proportionate consolidation method as prescribed by AS 27 on “Financial Reporting of Interests in Joint ventures”.
3.	These entities have been consolidated as per the equity method as prescribed by AS 23 in “Accounting for Investments in Associates in Consolidated Financial Statements”.

SIGNIFICANT ACCOUNTING POLICIES

1.	Transactions involving foreign exchange

The consolidated financial statements of the Group are reported in Indian rupees (“Rs.”), the national currency of India. Foreign currency income and expenditure items are translated as follows:

•	For domestic operations, at the exchange rates prevailing on the date of the transaction with the resultant gain or loss accounted for in the profit and loss account.

•
For integral foreign operations, at weekly average closing rates with the resultant gain or loss accounted for in the profit and loss account. An integral foreign operation is a subsidiary, associate, joint venture or branch of the reporting enterprise, the activities of which are based or conducted in a country other than the country of the reporting enterprise but are an integral part of the reporting enterprise.

•	For non-integral foreign operations, at the quarterly average closing rates with the resultant gains or losses accounted for as foreign currency translation reserve.

Monetary foreign currency assets and liabilities of domestic and integral foreign operations are translated at closing exchange rates notified by Foreign Exchange Dealers’ Association of India (“FEDAI”) at the balance sheet date and the resulting profits/losses are included in the profit and loss account.

Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations are translated at closing exchange rates notified by Foreign Exchange Dealer’s Association of India at the balance sheet date and the resulting profits/losses from exchange differences are accumulated in the foreign currency translation reserve until the disposal of the net investment in the non-integral foreign operations.

The premium or discount arising on inception of forward exchange contracts that are entered to establish the amount of reporting currency required or available at the settlement date of a transaction is amortized over the life of the contract. All other outstanding forward exchange contracts are revalued at the exchange rates notified by Foreign Exchange Dealer’s Association of India for specified maturities and at interpolated rates for contracts of interim maturities. The resultant gains or losses are recognized in the profit and loss account.

ICICI Bank Limited and subsidiaries
Schedules forming part of the Consolidated Accounts (Continued)

Contingent liabilities on account of guarantees, endorsements and other obligations denominated in foreign currency are disclosed at the closing exchange rates notified by Foreign Exchange Dealer’s Association of India at the balance sheet date.

2.	Revenue recognition

•
Interest income is recognized in the profit and loss account as it accrues except in the case of non-performing assets (“NPAs”) where it is recognized, upon realization, as per the income recognition and asset classification norms of RBI.

•	Income from hire purchase operations is accrued by applying the implicit interest rate on outstanding balances.

•
Income from leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease over the primary lease period. Leases entered until March 31, 2001 have been accounted for as operating leases.

•	Income on discounted instruments is recognized over the tenure of the instrument on a constant yield basis.

•	Dividend income is accounted on an accrual basis when the right to receive the dividend is established.

•	Loan processing fee is accounted for upfront when it becomes due except in the case of foreign banking subsidiaries, where it is amortized over the period of the loan.

•	Project appraisal / structuring fee is accounted for at the completion of the agreed service.

•	Arranger fee is accounted for as income when a significant portion of the arrangement / syndication is completed.

•	Commission received on guarantees issued is amortized on a straight-line basis over the period of the guarantee.

•	All other fees are accounted for as and when they become due.

•
Net income arising from sell down/securitization of loan assets prior to February 1, 2006 has been recognized upfront as interest income. With effect from February 1, 2006, net income arising from  securitization of loan assets is amortized over the life of securities issued or to be issued by the special purpose vehicle / special purpose entity to which the assets are sold. Net income arising from sale of loan assets through direct assignment, with any recourse obligation is amortized over the life of underlying assets sold and sale of loan assets through direct assignment, without any recourse obligation, is recognized at the time of sale.

•
Income from brokerage activities is recognized as income on the trade date of the transaction. Brokerage income in relation to public or other issuances of securities is recognized based on mobilization and terms of agreement with the client. The Group follows the trade date method for accounting of its investments.

•	Life insurance premium is recognized as income when due. Premium on lapsed policies is recognized as income when such policies are reinstated. Top-up premiums are considered as

ICICI Bank Limited and subsidiaries
Schedules forming part of the Consolidated Accounts (Continued)

single premium. For linked business, premium is recognized when the associated units are created. Income from linked funds, which includes fund management charges, policy administration charges, mortality charges etc., is recovered from the linked fund in accordance with the terms and conditions of the policy and accounted on accrual basis.

•
In case of general insurance business, premium is recorded for the policy period at the commencement of risk and for installment cases, it is recorded on installment due dates. Premium earned is recognized as income over the period of risk or the contract period based on 1/365 method, whichever is appropriate, on a gross basis, net of service tax. Any subsequent revision to premium is recognized over the remaining period of risk or contract period. Adjustments to premium income arising on cancellation of policies are recognized in the period in which the policies are cancelled. Commission on reinsurance business is recognized as income in the period of ceding the risk. Profit commission under reinsurance treaties, wherever applicable, is recognized as income in the period of determination of profits and combined with commission on reinsurance ceded.

•
In case of general insurance business, insurance premium on ceding of the risk is recognized in the period in which the risk commences. Any subsequent revision to premium ceded is recognized in the period of such revision. Adjustment to reinsurance premium arising on cancellation of policies is recognized in the period in which it is cancelled. In case of life insurance business, cost of reinsurance ceded is accounted for at the time of recognition of premium income in accordance with the treaty or in-principle arrangement with the reinsurer. Profit commission on reinsurance ceded is netted off against premium ceded on reinsurance.

•
In case of general insurance business, premium deficiency is recognized when the sum of expected claim costs and related expenses exceed the reserve for unexpired risks and is computed at a business segment level.

3.	Stock based compensation

The following entities within the Group have granted stock options to their employees.

•	ICICI Bank Limited
•	ICICI Prudential Life Insurance Company Limited
•	ICICI Lombard General Insurance Company Limited
•	ICICI Securities Limited

The Employee Stock Option Scheme (“the Scheme”) of ICICI Bank Limited provides for grant of equity shares of the Bank to whole time directors and employees of the Bank and its subsidiaries. The scheme provides that employees are granted an option to acquire equity shares of the Bank that vests in a graded manner. The options may be exercised within a specified period. ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited have also formulated similar stock option schemes for their employees. ICICI Securities Limited has approved an Employee Stock Option Scheme for its employees.

The Group follows the intrinsic value method to account for its stock-based employee’s compensation plans. Compensation cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price. The fair market price is the latest closing price, immediately prior to the date of the Board of Directors meeting in which the options are granted, on the stock exchange on which the shares of the Bank are listed. If the shares are listed on more than one stock exchange, then the stock exchange where there is highest trading volume on the said date shall be considered. In case of ICICI

ICICI Bank Limited and subsidiaries
Schedules forming part of the Consolidated Accounts (Continued)

Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited and ICICI Securities Limited, the fair value of the shares is determined based on an external valuation report.

Since the exercise price of the Bank’s stock options is equal to the fair value price there is no compensation cost under the intrinsic value method.

The Group’s venture capital subsidiary i.e., ICICI Venture Fund Management Company Limited settled carried interest trusts for the benefit of its employees. These trusts have investment in a separate class of units of certain fully consolidated funds. These carried interest entitlements are treated as employee compensation and are accounted for at the time of granting of the awards by the trust to the employees. The liability is re-measured at each reporting date and the carried interest entitlements are recognized as expense in the period of realization of proceeds from the underlying investments of the funds.

The Finance Act, 2007 introduced Fringe Benefit Tax (“FBT”) on employees’ stock options. The FBT liability crystallizes on the date of exercise of stock options by employees and is computed on the difference between fair market value on date of vesting and the exercise price. FBT is recovered from employees as per the Scheme.

4.	Income taxes

Income tax expense is the aggregate amount of current tax, deferred tax and fringe benefit tax borne by the bank.  Current year taxes are determined in accordance with the Income Tax Act, 1961. Deferred tax adjustments comprise of changes in the deferred tax assets or liabilities during the period.

Deferred tax assets and liabilities are recognized on a prudent basis for the future tax consequences of timing differences arising between the carrying values of assets and liabilities and their respective tax basis, and carry-forward losses. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. The impact of changes in the deferred tax assets and liabilities is recognized in the profit and loss account.

Deferred tax assets are recognized and reassessed at each reporting date, based upon management’s judgment as to whether their realization is considered certain.

In the consolidated financial statements, deferred tax assets and liabilities are computed at individual entity level and aggregated for consolidated reporting.

The Group has a comprehensive system of maintenance of information and documents required by transfer pricing legislation under section 92-92F of the Income Tax Act, 1961.  The management is of the opinion that all international transactions are at arm’s length so that the above legislation will not have material impact on the financial statements.

5.	Claims and benefits paid

In cases of general insurance business, claims incurred comprise claims paid, estimated liability for outstanding claims made following a loss occurrence reported and estimated liability for claims incurred but not reported (“IBNR”) and claims incurred but not enough reported (“IBNER”). Further, claims incurred also include specific claim settlement costs such as survey/legal fees and other directly attributable costs. Claims (net of amounts receivable from reinsurers/co-insurers) are recognized on the date of intimation of the loss based on estimates from surveyors/insured. Estimated liability for outstanding claims at the balance sheet date is recorded net of claims recoverable from/payable to co-

ICICI Bank Limited and subsidiaries
Schedules forming part of the Consolidated Accounts (Continued)

insurers/reinsurers and salvage to the extent there is certainty of realization. Estimated liability for outstanding claims is determined by the entity on the basis of ultimate amounts likely to be paid on each claim based on past experience. These estimates are progressively revalidated on availability of further information. Claims IBNR represent that amount of claims that may have been incurred during the accounting year but have not been reported or claimed. The claims IBNR provision also includes provision, if any, required for claims IBNER. Estimated liability for claims IBNR/claims IBNER is based on an actuarial estimate duly certified by the appointed actuary of the entity. In case of life insurance business, claims other than maturity claims are accounted for on receipt of intimation. Maturity claims are accounted when due for payment. Reinsurance on such claims is accounted for in the same period as the related claims. Withdrawals under linked policies are accounted in the respective schemes.

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

Reserve for unexpired risk is recognized net of reinsurance ceded and represents premium written that is attributable and to be allocated to succeeding accounting periods for risks to be borne by the entity under contractual obligations on a contract-period basis or risk-period basis, whichever is appropriate. It is calculated on a daily pro-rata basis subject to a minimum of 50% of the premium, written on policies during the twelve months preceding the balance sheet date for fire, marine, cargo and miscellaneous business and 100% for marine hull business, on all unexpired policies at the balance sheet date, in accordance with the provisions of the Insurance Act, 1938.

8.	Actuarial method and valuation

In case of life insurance business, the actuarial liability on both participating and non-participating policies is calculated using the gross premium method, using assumptions for interest, mortality, expense and inflation, and in the case of participating policies, future bonuses together with allowance for taxation and allocation of profits to shareholders. These assumptions are determined as prudent estimates at the date of valuation with allowances for adverse deviations. No allowance is made for expected lapses.

The interest rates used for valuing the liabilities are in the range of 4.7% to 10.0% per annum (Previous year – 4.7% to 10% per annum).

Mortality rates used are based on the published LIC (1994 – 96) Ultimate Mortality Table for assurances and LIC 96-98 table for annuities, adjusted to reflect expected experience while morbidity rates used are based on CIBT 93 table, adjusted to reflect expected experience.

Expenses are provided for at long-term expected renewal expense levels. Per policy renewal expenses are assumed to inflate at 5.50% per annum.

Unearned premium reserves are held for the unexpired portion of the risk for the general fund liabilities of linked business and riders thereunder and one year renewable group term insurance.

ICICI Bank Limited and subsidiaries
Schedules forming part of the Consolidated Accounts (Continued)

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

Acquisition costs are those costs that vary with, and are primarily related to the acquisition of new and renewal insurance contracts including commissions and policy issue expenses. These costs are expensed in the period in which they are incurred.

10.	Staff retirement benefits

Gratuity

ICICI Bank pays gratuity to employees who retire or resign after a minimum period of five years of continuous service and in case of employees at overseas locations as per the rules in force in the respective countries. ICICI Bank makes contributions to four separate gratuity funds, for employees inducted from erstwhile ICICI Limited (erstwhile ICICI), employees inducted from erstwhile Bank of Madura, employees inducted from The Sangli Bank Limited (erstwhile Sangli Bank) and employees of ICICI Bank other than employees inducted from erstwhile ICICI, erstwhile Sangli Bank and erstwhile Bank of Madura.

Separate gratuity funds for employees inducted from erstwhile ICICI, erstwhile Bank of Madura and erstwhile Sangli Bank are managed by ICICI Prudential Life Insurance Company Limited. The gratuity fund for employees of ICICI Bank, other than employees inducted from erstwhile ICICI, erstwhile Bank of Madura and erstwhile Sangli Bank is administered by the Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited.

Actuarial valuation of the gratuity liability for all the above funds is determined by an actuary appointed by the Bank. In accordance with the gratuity fund’s rules, actuarial valuation of gratuity liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

Superannuation Fund

ICICI Bank contributes 15.0% of the total annual basic salary of each employee to a superannuation fund for ICICI Bank employees. The employee gets an option on retirement or resignation to commute one-third of the total credit balance in his / her account and receive a monthly pension based on the remaining balance. In the event of death of an employee, his or her beneficiary receives the remaining accumulated balance. ICICI Bank also gives a cash option to its employees, allowing them to receive the amount contributed by ICICI Bank in their monthly salary during their employment. Up to March 31, 2005, the superannuation fund was administered solely by the Life Insurance Corporation of India. Subsequent to March 31, 2005, the fund is being administered by both Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited. Employees had the option to retain the existing balance with Life Insurance Corporation of India or seek a transfer to ICICI Prudential Life Insurance Company Limited.

ICICI Bank Limited and subsidiaries
Schedules forming part of the Consolidated Accounts (Continued)

Pension

The Bank provides for pension, a deferred retirement plan covering certain employees of erstwhile Bank of Madura and certain employees of erstwhile Sangli Bank. The plan provides for a pension payment on a monthly basis to these employees on their retirement based on the respective employee’s salary and years of employment with the Bank. For erstwhile Sangli Bank and erstwhile Bank of Madura employees in service, separate pension funds are managed in-house and the liability is totally funded as per the valuation arrived by the actuary. The pension payments to retired employees of erstwhile Sangli Bank and erstwhile Bank of Madura are being administered by ICICI Prudential Life Insurance Company Limited, for whom the Bank has purchased master annuity policies. Employees covered by the pension plan are not eligible for benefits under the provident fund plan, a defined contribution plan.

Provident Fund

ICICI Bank is statutorily required to maintain a provident fund as a part of retirement benefits to its employees. There are separate provident funds for employees inducted from erstwhile Bank of Madura and erstwhile Sangli Bank (other than those employees who have opted for pension), and for other employees of ICICI Bank. In-house trustees manage these funds. Each employee contributes 12.0% of his or her basic salary (10.0% for certain staff of erstwhile Bank of Madura and erstwhile Sangli Bank) and ICICI Bank contributes an equal amount to the funds. The funds are invested according to rules prescribed by the Government of India.

Leave Encashment

The Bank provides for leave encashment benefit, which is a defined benefit scheme, based on actuarial valuation as at the balance sheet date conducted by an independent actuary.

In respect of retirement benefits in the form of provident fund and other defined contribution schemes of other entities within the group, the contribution payable by the entity for the year is charged to the profit and loss account for that year. In respect of gratuity benefit and other benefit schemes, where the entity makes payments for retirement benefits out of its own funds, provisions are made in the profit and loss account based on actuarial valuation.

11.	Provisions, contingent liabilities and contingent assets

The Group estimates the probability of any loss that might be incurred on outcome of contingencies on the basis of information available up to the date on which the consolidated financial statements are prepared. A provision is recognized when an enterprise has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. Provisions are determined based on management estimate required to settle the obligation at the balance sheet date, supplemented by experience of similar transactions. These are reviewed at each balance sheet date and adjusted to reflect the current estimates. In cases where the available information indicates that the loss on the contingency is reasonably possible but the amount of loss cannot be reasonably estimated, a disclosure to this effect is made in the consolidated financial statements. In case of remote possibility neither provision nor disclosure is made in the consolidated financial statements. The Group does not account for contingent assets, if any.

12.	Cash and cash equivalents

Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

ICICI Bank Limited and subsidiaries
Schedules forming part of the Consolidated Accounts (Continued)

13.	Investments

Investments of the Bank are accounted for in accordance with the extant RBI guidelines on investment classification and valuation as given below:

a)	All investments are categorized into “Held to Maturity”, “Available for Sale” and “Held for Trading” categories. Reclassifications, if any, in any category are accounted for as per the RBI guidelines.

Under each category, the investments are further classified under (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures (e) subsidiaries and joint ventures and (f) others.

b)
“Held to Maturity” securities are carried at their acquisition cost or at amortized cost, if acquired at a premium over the face value. Any premium over the face value of the securities acquired is amortized over the remaining period to maturity on the basis of constant effective yield. A provision is made for  other than temporary diminution in the profit and loss account.

c)
“Available for Sale” and “Held for Trading” securities are valued periodically as per RBI guidelines. Any premium over the face value of the investments in government securities classified as “Available for Sale” is amortized over the remaining period to maturity on the basis of constant effective yield. Quoted investments are valued based on the trades / quotes on the recognized stock exchanges, subsidiary general ledger account transactions, price list of RBI or prices declared by Primary Dealers Association of India jointly with Fixed Income Money Market and Derivatives Association (“FIMMDA”), periodically.

The market / fair value of unquoted government and other approved securities (“SLR” securities) included in the “Available for Sale” and “Held for Trading” categories is as per the rates published by Fixed Income Money Market and Derivatives Association. The valuation of other than government and other approved securities (“Non-SLR securities”), other than those quoted on the stock exchanges, wherever linked to the Yield-to-Maturity (“YTM”) rates, is computed with a mark-up (reflecting associated credit risk) over the YTM rates for government securities published by Fixed Income Money Market and Derivatives Association.

Unquoted equity shares are valued at the book value, if the latest balance sheet is available or at Re. 1 as per RBI guidelines.

Securities are valued scrip-wise and depreciation / appreciation aggregated for each category. Net appreciation, if any, in each basket, being unrealized, is ignored, while net depreciation is provided for.

d)	Costs including brokerage and commission pertaining to investments, paid at the time of acquisition, are charged to the profit and loss account.

e)
Profit on sale of investments in the “Held to Maturity” category is credited to the profit and loss account and is thereafter appropriated (net of applicable taxes and statutory reserve requirements) to capital reserve. Profit on sale of investments in “Available for sale” and “Held for Trading” categories is credited to profit and loss account.

f)	Repurchase and reverse repurchase transactions are accounted for in accordance with the extant RBI guidelines.

ICICI Bank Limited and subsidiaries
Schedules forming part of the Consolidated Accounts (Continued)

g)	Broken period interest on debt instruments is treated as a revenue item.

h)
At the end of each reporting period, security receipts issued by the asset reconstruction company are valued in accordance with the guidelines applicable to such investments, prescribed by RBI from time to time. Accordingly, in cases where the cash flows from security receipts issued by the asset reconstruction company are limited to the actual realization of the financial assets assigned to the instruments in the concerned scheme, the Bank uses the Net Asset Value (“NAV”), obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting year end.

i)	The Bank follows trade-date method for accounting of its investments.

The Bank’s venture capital funds carry investments at fair values, with unrealized gains and temporary losses on investments recognized as components of investors’ equity and accounted for in the unrealized investment reserve account. The realized gains and losses on investments and units in mutual funds and unrealized gains or losses on revaluation of units in mutual funds are accounted for in the profit and loss account. Provisions are made in respect of accrued income considered doubtful. Such provisions as well as any subsequent recoveries are recorded through the profit and loss account. Subscription to/purchase of investments are accounted at the cost of acquisition inclusive of brokerage, commission and stamp duty. Bonus shares and right entitlements are recorded when such benefits are known. Quoted investments are valued on the valuation date at the closing market price. Quoted investments that are not traded on the valuation date but are traded during the two months prior to the valuation date are valued at the latest known closing price. An appropriate discount is applied where the asset management company considers it necessary to reflect restrictions on disposal. Quoted investments not traded during the two months prior to the valuation date are treated as unquoted. Unquoted investments are valued at their estimated fair values by applying appropriate valuation methods. Where there is a decline, other than temporary in the carrying amounts of investments, the resultant reduction in the carrying amount is charged to the profit and loss account during the period in which such decline is identified.

The Bank’s investment banking subsidiary classifies its investments as short-term and trading or as long-term investments. The securities held with the intention of holding for short-term and trading are classified as stock-in-trade and the securities acquired with the intention of holding till maturity or for a longer period are classified as long-term investments. Investments are carried at cost arrived at on weighted average basis. Appropriate provision is made for other than temporary diminution in the value of investments. Commission earned in respect of securities acquired upon devolvement is reduced from the cost of acquisition.

The Bank’s housing finance subsidiary classifies its investments as current investments and long-term investments. Investments that are readily realizable and intended to be held for not more than a year are classified as current investments, which are carried at the lower of cost or the market value. All other investments are classified as long-term investments, which are carried at cost. However a provision for diminution in value is made to recognize any other than temporary decline in the value of investments. Costs such as brokerage, commissions etc., paid at the time of acquisition of investments are included in the investment cost.

The Bank’s United Kingdom and Canadian subsidiaries account for unrealized gain/loss, net of tax, on investment in the “Available for sale” category directly in their reserves. Further, in the case of the Bank’s United Kingdom and Canadian subsidiaries, unrealized gain/loss on investment in the “Held for Trading” category is accounted directly in the profit and loss account.

ICICI Bank Limited and subsidiaries
Schedules forming part of the Consolidated Accounts (Continued)

In the case of life and general insurance businesses, investments are made in accordance with the Insurance Act, 1938, the IRDA (Investment) Regulations, 2000, and various other circulars / notifications issued by the IRDA in this context from time to time. Investments are recorded at cost on the date of purchase, which includes brokerage and taxes, if any, and excludes accrued interest.

14.	Provisions/write-offs on loans and other credit facilities

All credit exposures of the Bank are classified as per RBI guidelines, into performing and non-performing assets (“NPAs”). Further, NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI. In the case of corporate loans, provisions are made for sub-standard and doubtful assets at rates prescribed by RBI. Loss assets and the unsecured portion of doubtful assets are provided/written off as per the extant RBI guidelines. Subject to the minimum provisioning levels prescribed by RBI, provision for homogeneous retail loans/receivables is assessed at a portfolio level, on the basis of days past due. The Bank holds specific provisions against non-performing loans, general provision against performing loans and floating provisions. The assessment of incremental specific provisions is made after taking into consideration all of the above. The specific provisions on retail loans held by the Bank are higher than the minimum regulatory requirements.

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

In respect of non-performing loan accounts subjected to restructuring, the account is upgraded to standard only after the specified period i.e., a period of one year after the date when first payment of interest or of principal, whichever is earlier, falls due, subject to satisfactory performance of the account during the period.

Amounts recovered against debts written off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are recognized in the profit and loss account.

In addition to the specific provision on NPAs, the Bank maintains a general provision on performing loans. The general provision meets the requirements of the RBI guidelines.

In addition to the provisions required to be held according to the asset classification status, provisions are held by the Bank for individual country exposure (other than for home country). The countries are categorized into seven-risk categories namely insignificant, low, moderate, high, very high, restricted and off-credit and provisioning made on exposures exceeding 180 days on a graded scale ranging from 0.25% to 100%. For exposures with contractual maturity of less than 180 days, 25% of the provision is required to be held. If the country exposure (net) of the Bank in respect of each country does not exceed 1% of the total funded assets, no provision is required on such country exposure.

In the case of the Bank’s investment-banking subsidiary, the policy of provisioning against NPAs is as per the prudential norms prescribed by the RBI for non-banking financial companies. As per the policy adopted, the provisions against sub-standard assets are determined, taking into account management’s perception of the higher risk associated with the business of the company. Certain NPAs are considered as loss assets and full provision has been made against such assets.

ICICI Bank Limited and subsidiaries
Schedules forming part of the Consolidated Accounts (Continued)

In case of the Bank’s housing finance subsidiary, loans and other credit facilities are classified as per the National Housing Bank guidelines into performing and non-performing assets. Further, NPA’s are classified into sub-standard, doubtful and loss assets based on criteria stipulated by National Housing Bank. Additional provisions are made against specific non-performing assets over and above what is stated above, if in the opinion of the management, increased provisions are necessary.

In the case of the Bank’s United Kingdom and Canadian subsidiaries, loans are stated net of allowance for credit losses. Loans are classified as impaired when there is no longer reasonable assurance of the timely collection of the full amount of principal or interest. An allowance for credit losses is maintained at a level that management considers adequate to absorb identified credit related losses as well as losses that have been incurred but are not yet identifiable.

15.	Transfer and servicing of assets

The Bank transfers commercial and consumer loans through securitization transactions. The transferred loans are de-recognized and gains / losses are accounted for only if the Bank surrenders the rights to benefits specified in the loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with RBI guidelines, with effect from February 1, 2006, the Bank accounts for any loss arising from securitization immediately at the time of sale and the profit / premium arising from securitization is amortized over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. In the case of loans sold to an asset reconstruction company the gain, if any, is ignored.

16.	Fixed assets and depreciation

Premises and other fixed assets are carried at cost less accumulated depreciation. Cost includes freight, duties, taxes and incidental expenses related to the acquisition and installation of the asset. Depreciation is charged over the estimated useful life of a fixed asset on a straight-line basis, except for those relating to venture capital subsidiary where depreciation is charged on a written down value method. The rates of depreciation for fixed assets are not lower than the rates prescribed in schedule XIV of the Companies Act, 1956.

Depreciation on leased assets and leasehold improvements is recognized on a straight-line basis using rates determined with reference to the primary period of lease or rates specified in Schedule XIV of the Companies Act, 1956, whichever is higher.

Assets purchased / sold during the year are depreciated on a pro-rata basis for the actual number of days the asset has been put to use.

Items costing up to Rs. 5,000/- are depreciated fully over a period of 12 months from the date of purchase.

In the case of the Bank’s life insurance subsidiary, intangible assets comprising software are stated at cost less amortization. Significant improvements to software are capitalized while the insignificant improvements are charged off as software expenses. Software expenses, that are capitalized, are amortized on straight-line method over a period of four years from the date they are put to use, being management’s estimate of the useful life of such intangibles. Depreciation on furniture and fixtures is charged at 15% per annum.

ICICI Bank Limited and subsidiaries
Schedules forming part of the Consolidated Accounts (Continued)

In case of the Bank’s general insurance and housing finance subsidiary, computer software is stated at cost less amortization. Computer software including improvements is amortized over a period of five years, being management’s estimate of the useful life of such intangibles.

17.	Accounting for derivative contracts

The Group enters into derivative contracts such as foreign currency options, interest rate and currency swaps, credit default swaps and cross currency interest rate swaps for hedging or for trading purposes.

The swap contracts entered to hedge on-balance sheet assets and liabilities are structured such that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and accounted pursuant to the principles of hedge accounting. Hedged swaps/options are accounted for on an accrual basis except in the case of the Bank’s United Kingdom and Canadian subsidiaries, where the hedging transactions and the hedged items (for the risks being hedged) are measured at fair value with changes recognized in the profit and loss account.

Foreign currency and rupee derivative contracts entered into for trading purposes are marked to market and the resulting gain/loss, (net of provisions, if any) is accounted for in the profit and loss account.

18.	Impairment of assets

Fixed assets and certain intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with future net discounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is recognized by debiting the profit and loss account and is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

19.	Earnings per share (“EPS”)

A basic earnings per share is calculated by dividing the net profit or loss for the year attributable to equity shareholders by the weighted average number of equity shares outstanding during the year.

Diluted earnings per share reflect the potential dilution that could occur if contracts to issue equity shares were exercised or converted during the period. A diluted earnings per equity share is computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the period, except where the results are anti-dilutive.
.
20.	Lease Transactions

Lease payments for assets taken on operating lease are recognized as an expense in the profit and loss account over the lease term.

ICICI Bank Limited and subsidiaries
Schedules forming part of the Consolidated Accounts (Continued)

SCHEDULE 19: NOTES FORMING PART OF THE ACCOUNTS

A.	The following additional disclosures have been made taking into account the requirements of accounting standards and RBI guidelines in this regard.

1.         Merger of The Sangli Bank Limited

The Sangli Bank Limited (Sangli Bank), a banking company incorporated under the Companies Act, 1956 and licensed by RBI under the Banking Regulation Act, 1949 was amalgamated with ICICI Bank with effect from April 19, 2007 in terms of the Scheme of Amalgamation (the Scheme) approved by the Reserve Bank of India vide its order DBOD No. PSBD 10268/16.01.128/2006-07 dated April 18, 2007 under section 44A (4) of the Banking Regulation Act, 1949. The consideration for the amalgamation was 100 equity shares of ICICI Bank of the face value Rs. 10/- each fully paid-up for every 925 equity shares of Rs. 10/- each of Sangli Bank. Accordingly on May 28, 2007, ICICI Bank allotted 3,455,008 equity shares of Rs. 10/- each to the shareholders of Sangli Bank.

As per the Scheme, the entire undertaking of Sangli Bank including all its assets and liabilities stood transferred / deemed to be transferred to and vest in the Bank.

The amalgamation has been accounted as per the Scheme in accordance with the purchase method of accounting as per Accounting Standard 14 (AS-14) “Accounting for Amalgamation” issued by the Institute of Chartered Accountants of India. Accordingly the assets and liabilities of Sangli Bank have been accounted at the values at which they were appearing in the books of Sangli Bank as on April 18, 2007 and provisions were made for the difference between the book values appearing in the books of Sangli Bank and the fair value as determined by ICICI Bank.

In the books of ICICI Bank, an “Amalgamation Expenses Provision Account” was credited by an amount determined for the expenses and costs of the Scheme arising as a direct consequence on account of any changes in the business or operation of Sangli Bank proposed or considered necessary by the Board of Directors of ICICI Bank (including but not limited to rationalization, up gradation and enhancement of human resources and expenses relating to modifying signage, modifying stationery, branding, changing systems and network, communication including media costs, impairments of technology and fixed assets, conducting general meetings, payments of listing fees and other statutory and regulatory charges, travel in relation to the consolidation contemplated in the Scheme, valuation, due diligence, investment banking expenses and charges relating to preparation of the Scheme, consultations in relation to the consolidation contemplated in the Scheme and training), and other extraordinary expenses on integration and consolidation under the Scheme, to be incurred by the Bank and the balance in such account has been debited to the securities premium account.

Accordingly, the excess of the paid-up value of the shares issued over the fair value of the net assets acquired (including reserves) of Rs. 3,259.5 million and amalgamation expenses of Rs. 222.7 million has been netted off from the securities premium account. The computation of this amount is detailed in the table below:

ICICI Bank Limited and subsidiaries
Schedules forming part of the Consolidated Accounts (Continued)

Rupees in million
Particulars	Amount	Amount
3,455,008 equity shares of face value of Rs. 10/- each		34.6
Less:
Net assets of Sangli Bank at April 18, 2007	(2,500.7)
Fair value adjustments	(517.7)
Reserves taken over on amalgamation	(206.5)	(3,224.9)
Excess of the paid-up value of the shares issued over the fair value of the net assets acquired		(3,259.5)
Amalgamation expenses		(222.7)

As per Accounting Standard – 14 (AS-14) on Accounting for Amalgamations issued by the Institute of Chartered Accountants of India, under the “purchase method” of accounting for amalgamation, the identity of reserves of the amalgamating entity is not required to be preserved in the books of ICICI Bank. However, the balance in the Statutory Reserve Account of Sangli Bank at April 18, 2007 has been added to the Statutory Reserves of ICICI Bank. As a result, the balance in Statutory Reserve is higher to the extent of Rs. 206.5 million and, the excess of the paid-up value of the share issued over the fair value of the net assets acquired is lower to that extent.

2.         Equity issue of ICICI Bank Limited

The Bank made a follow on public offering of equity shares (including green shoe option) and American Depository Share’s (“ADSs”) vide its prospectus dated June 26, 2007 and June 23, 2007, respectively aggregating to Rs. 199,673.5 million. The expenses of the issue amounting to Rs. 1,846.6 million have been written-off against the securities premium account as per the object of the issue. The details of the equity issue and ADSs are given in the table below:

Rupees in million, except number of shares
Details	No. of equity shares	Amount of securities premium	Aggregate proceeds
Equity shares of Rs. 10 each at a premium of Rs. 930 per share	61,923,519	57,588.9	58,208.1
Equity shares of Rs. 10 each at a premium of Rs. 880 per share[1]	32,912,238	28,962.7	29,291.9
Equity shares of Rs. 10 each at a premium of Rs. 930 per share issued under green-shoe options	13,762,869	12,799.5	12,937.1
49,949,238 American Depository Share (“ADSs”) at a price of US$ 49.25 per ADSs [1,2,3]	99,898,476	98,237.4	99,236.4
Total	208,497,102	197,588.5	199,673.5

1.	Includes 6,497,462 ADSs issued on exercise of the green-shoe option.
2.	1 ADS = 2 Equity shares of Rs.10/- each.
3.	Converted at US $ 1 = Rs. 40.34, being noon buying rate on the date of allotment.

3.         Earnings per share (“EPS”)

Basic and diluted earnings per equity share are computed in accordance with Accounting Standard 20, “Earnings per Share”. Basic earnings per share is computed by dividing net profit after tax by the weighted average number of equity shares outstanding during the year. The diluted earnings per share is computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the year.

ICICI Bank Limited and subsidiaries
Schedules forming part of the Consolidated Accounts (Continued)

The computation of earnings per share is given below:

Rupees in million, except per share data
	Year ended March 31, 2007	Year ended March 31, 2008
Basic
Weighted average no. of equity shares outstanding	892,820,768	1,055,591,068
Net profit	27,606.3	33,982.3
Basic earnings per share (Rs.)	30.92	32.19
Diluted
Weighted average no. of equity shares outstanding	897,743,476	1,062,103,167
Net profit	27,606.3	33,982.3
Diluted earnings per share (Rs.)	30.75	32.00
Normal value per share (Rs.)	10.00	10.00

The dilutive impact is mainly due to options granted to employees by the Bank.

4.         Related party transactions

The Group has transactions with its related parties and key management personnel.

Associates / other related entities

Financial Information Networks & Operations Limited, I-Process Services (India) Private Limited, I-Solutions Providers  (India) Private Limited, NIIT Institute of Finance, Banking And Insurance Training Limited, ICICI Venture Value Fund, Comm Trade Services Limited, Loyalty Solutions & Research Limited, Café Network Limited, Traveljini.com Limited and Firstsource Solutions Limited (Bank’s holding is 24.97% as on March 31, 2008).

With respect to entities, which have been identified as related parties from the financial year ended March 31, 2008, the previous year’s comparative figures have not been reported.

Key management personnel include whole-time directors. The following are the significant transactions by the Group with its associates / other related entities and key management personnel.

Insurance services

During the year ended March 31, 2008, the Group received insurance premium from associates / other related entities of Rs. 116.8 million. During the year ended March 31, 2008, the Group paid claims associates / other related entities of Rs. 94.3 million.

ICICI Bank Limited and subsidiaries
Schedules forming part of the Consolidated Accounts (Continued)

Fees and commission

During the year ended March 31, 2008, the Group received fees from associates / other related entities of Rs. 107.4 million. During the year ended March 31, 2008, the Group received commission amounting to Rs. 7.4 million from associates / other related entities.

Lease of premises and facilities

During the year ended March 31, 2008, the Group charged an aggregate amount of Rs. 2.3 million for lease of premises, facilities and other administrative costs to associates / other related entities.

Secondment of employees

During the year ended March 31, 2008, the Group received Rs. 1.8 million from its associates/other related entities for secondment of employees.

Redemption / buyback of investments

During the year ended March 31, 2008, consideration of Rs. 26.8 million was received on account of buyback / capital reduction of equity shares from associates / other related entities.

Reimbursement of expenses

During the year ended March 31, 2008, the Group reimbursed expenses to its associates / other related entities amounting to Rs. 0.8 million.

Brokerage and fee expenses

During the year ended March 31, 2008, the Group paid fees to associates / other related entities of Rs. 2,595.1 million.

Purchase of investments

Group invested in the equity and preference shares of its associates / other related entities amounting to Rs. 57.5 million.

Interest expenses

During the year ended March 31, 2008, the Group paid interest to associates / other related entities amounting to Rs. 27.4 million.

Interest income

During the year ended March 31, 2008, the Group received interest from associates / other related entities amounting to Rs. 20.5 million, and received interest from its key management personnel amounting to Rs. 0.7 million (March 31, 2007, Rs. 0.7 million).

ICICI Bank Limited and subsidiaries
Schedules forming part of the Consolidated Accounts (Continued)

Dividend paid

During the year ended March 31, 2008, the Bank paid dividend to its key management personnel amounting to Rs. 15.0 million (March 31, 2007: Rs. 4.4 million).

Remuneration to whole-time directors

Remuneration paid to the whole-time directors of the Bank during the year ended March 31, 2008 was Rs. 90.3 million (March 31, 2007: Rs. 87.0 million).

Related party balances

The following are the balances payable to/receivable from associates/other related entities included in the balance sheet as on March 31, 2008.

Rupees in million
Items	As on March 31, 2008
Deposits with Group	234.4
Advances	142.8
Investment of ICICI Group in related parties	1,869.7
Receivables	174.4
Payables	376.6

The following are the balances payable to/receivable for key management personnel as on March 31, 2008.

Rupees in million
Items	As on March 31, 2007	As on March 31, 2008
Deposits	51.6	27.1
Advances	20.6	13.9
Investments	14.0	8.6
Employee Stock Option Outstanding# (Nos.)	1,920,000	2,860,625
Employee Stock Option Exercised	459.2	138.1
#. During the year ended March 31, 2008, 317,125 employee stock options were exercised by the key management personnel of the Bank (March 31, 2007: 1,884,750).

The following are the balances payable to/receivable for relatives of key management personnel as on March 31, 2008.

Rupees in million
Items	As on March 31, 2007	As on March 31, 2008
Deposits	28.1	14.1
Investments	0.1	0.5

ICICI Bank Limited and subsidiaries
Schedules forming part of the Consolidated Accounts (Continued)

The following balances represent the maximum balance payable to / receivable from key management personnel during the year ended March 31, 2008.

Rupees in million
Items	Year ended March 31, 2007	Year ended March 31, 2008
Deposits	69.7	71.4
Advances	20.8	28.1
Investments	14.0	10.8

The following balances represent the maximum balance payable to / receivable from relatives of key management personnel during the year ended March 31, 2008.

Rupees in million
Items	Year ended March 31, 2007	Year ended March 31, 2008
Deposits	59.3	22.5
Investments	0.1	1.6

5.         Employee stock option scheme (“ESOS”)

In terms of the ESOS, as amended, the maximum number of options granted to any eligible employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the eligible employees shall not exceed 5% of the aggregate number of the issued equity shares of the Bank on the date(s) of the grant of options. Under the stock option scheme, options vest in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of grants vesting each year, commencing from the end of 12 months from the date of grant. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later.

In terms of the scheme 15,638,152 options (March 31, 2007: 13,187,783 options) granted to eligible employees were outstanding at March 31, 2008.

As per the scheme, the exercise price of ICICI Bank’s options is the last closing price on the stock exchange, which recorded highest trading volume preceding the date of grant of options. Hence, there is no compensation cost in the year ended March 31, 2008 based on intrinsic value of options. However, if ICICI Bank had used the fair value of options based on the Black-Scholes model, compensation cost for the year ended March 31, 2008 would have been higher by Rs. 1,259.9 million and pro forma profit after tax would have been Rs. 40,317.4 million. On a pro forma basis, ICICI Bank’s basic and diluted earnings per share would have been Rs. 38.19 and Rs. 37.96, respectively. The key assumptions used to estimate the fair value of options granted during the year ended March 31, 2008 are given below:

Risk-free interest rate	7.12% to 8.11%
Expected life	2 to 6 years
Expected volatility	36.26% to 38.01%
Expected dividend yield	1.07%

The weighted average fair value of options granted during the year ended March 31, 2008 is Rs. 376.39.

A summary of the status of the Bank’s stock option plan is given below:

ICICI Bank Limited and subsidiaries
Schedules forming part of the Consolidated Accounts (Continued)

Rupees, except number of options
	Stock options outstanding
	Year ended March 31, 2007		Year ended March 31, 2008
Particulars	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	17,362,584	262.60	13,187,783	442.50
Add: Granted during the year	6,439,900	582.26	4,956,300	938.41
Less: Lapsed during the year	1,127,650	422.81	1,037,218	582.51
Exercised during the year[1]	9,487,051	210.47	1,468,713	379.34
Outstanding at the end of the year	13,187,783	442.50	15,638,152	596.32
Options exercisable	326,259	225.80	3,272,292	411.89
1. Excludes options exercised by employees in respect of which equity shares are pending allotment.

A summary of stock options outstanding as on March 31, 2008 is given below:

Range of exercise price (Rupees per share)	Number of shares arising out of options (Number of shares)	Weighted average exercise price (Rupees)	Weighted average remaining contractual life (Number of years)
105-299	164,951	151.20	3.75
300-599	10,641,216	448.87	7.32
600-999	4,745,985	932.63	9.08
1,000-1,399	86,000	1,135.27	9.68

The options were exercised regularly throughout the year and weighted average share price as per NSE price volume data during the year ended March 31, 2008 was Rs.1,044.02  (March 31, 2007: Rs. 750.58).

The Finance Act, 2007 introduced Fringe Benefit Tax (“FBT”) on employee stock options. The FBT liability crystallizes on the date of exercise of stock options by employees and is computed based on the difference between fair market value of the equity shares on the date of vesting and the exercise price. As per the ESOS scheme, FBT of Rs. 226.7 million has been recovered from the employees on 1,468,713 stock options exercised during the year ended March 31, 2008.

ICICI Prudential Life Insurance Company Limited, has formulated five ESOS schemes, namely “Founder option I”, “FY 2004-05 scheme”, “FY 2005-06 scheme”, ”FY 2006-07 scheme” and “Founder option II”.

For ICICI Prudential Life Insurance Company Limited, there is no compensation cost in the year ended March 31, 2008 based on intrinsic value of options. If the entity had used the fair value of options based on the Black-Scholes model, compensation cost for the year ended March 31, 2008 would have been higher by Rs. 135.3 million. The key assumptions used to estimate the fair value of options are given below:

Risk-free interest rate	6.87%-8.00%
Expected life	3 to 5 years
Expected volatility	28.65%
Expected dividend yield	1.50%

ICICI Bank Limited and subsidiaries
Schedules forming part of the Consolidated Accounts (Continued)

A summary of the status of the stock option plan of ICICI Prudential Life Insurance Company Limited is given below:

Rupees, except number of options
	Stock options outstanding
	Year ended March 31, 2007		Year ended March 31, 2008
Particulars	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	5,572,600	37.07	7,279,964	58.17
Add: Granted during the year	4,667,750	70.00	7,004,675	130.00
Less: Forfeited / lapsed during the year	564,850	48.04	1,464,563	86.02
Exercised during the year[1]	2,395,536	34.11	135,799	59.08
Outstanding at the end of the year	7,279,964	58.17	12,684,277	94.61
Options exercisable	93,164	34.24	2,030,765	51.30
1. Excludes options exercised by employees in respect of which equity shares are pending allotment.

A summary of stock options outstanding as on March 31, 2008 is given below:

Range of exercise price (Rupees per share)	Number of shares arising out of options (Number of shares)	Weighted average exercise price (Rupees)	Weighted average remaining contractual life (Number of years)
30-130	12,684,277	94.61	7.75

As per the ESOS scheme, FBT of Rs. 3.2 million has been recovered from the employees on 135,799 stock options exercised during the year ended March 31, 2008.

ICICI Lombard General Insurance Company Limited has granted stock options to employees.  If the entity would have estimated fair value computed on the basis of Black Scholes pricing model, compensation cost for the year ended March 31, 2008 would have been higher by Rs. 52.8 million. The key assumptions used to estimate the fair value of options are given below:

Risk-free interest rate	6.39%-8.17%
Expected life	3-7 years
Expected volatility	17%-20%
Expected dividend yield	1.00%-2.85%

A summary of the status of the stock option plan of ICICI Lombard General Insurance Company Limited is given below:

ICICI Bank Limited and subsidiaries
Schedules forming part of the Consolidated Accounts (Continued)

Rupees, except number of options
	Stock options outstanding
	Year ended March 31, 2007		Year ended March 31, 2008
Particulars	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	4,093,060	35.00	7,390,776	37.91
Add: Granted during the year	4,296,500	40.00	5,625,000	60.00
Less: Forfeited / lapsed during the year	291,252	35.00	487,280	37.07
Exercised during the year[1]	707,532	35.00	150,240	36.23
Outstanding at the end of the year	7,390,776	37.91	12,378,256	48.00
Options exercisable	304,114	35.00	1,478,820	37.43
1. Excludes options exercised by employees in respect of which equity shares are pending allotment.

A summary of stock options outstanding as on March 31, 2008 is given below:

Range of exercise price (Rupees per share)	Number of shares arising out of options (Number of shares)	Weighted average exercise price (Rupees)	Weighted average remaining contractual life (Number of years)
35 – 60	12,378,256	48	8.23

As per the ESOS scheme, FBT of Rs. 0.8 million has been recovered from the employees on 150,240 stock options exercised during the year ended March 31, 2008.

If the Group had used the fair value of options based on the Black-Scholes model, the compensation cost in year ended March 31, 2008 would have been higher by Rs. 1,420.0 million and proforma consolidated profit after tax would have been Rs. 32,562.3 million. On a proforma basis, the Group’s basic and diluted earnings per share would have been Rs. 30.85 and Rs. 30.66 respectively.

6.         Fixed Assets

Fixed assets include software acquired by the Group. The movement in software is given below:

Rupees in million
Particulars	As on March 31, 2007	As on March 31, 2008
At cost as on March 31 of preceding year	3,347.0	4,101.4
Additions during the year	846.9	1,533.5
Deductions during the year	(92.5)	(3.1)
Depreciation / amortization to date	(2,910.0)	(3,470.7)
Net Block	1,191.4	2,161.1

7.         Assets on lease

7.1	Assets taken under operating lease

The details of future rentals payable on operating leases are given below:

ICICI Bank Limited and subsidiaries
Schedules forming part of the Consolidated Accounts (Continued)

Rupees in million
Period	As on March 31, 2007	As on March 31, 2008
Not later than one year	987.8	1,635.0
Later than one year and not later than five years	3,034.0	5,126.9
Later than five years	1,498.0	1,693.0
Total	5,519.8	8,454.9

7.2	Assets under finance lease

The details of finance leases are given below:

Rupees in million
Period	As on March 31, 2007	As on March 31, 2008
Total of future minimum lease receipts	617.3	353.7
Present value of lease receipts	548.8	325.6
Un-matured finance charges	68.5	28.1
Maturity profile of future minimum lease receipts
- Not later than one year	323.4	213.3
- Later than one year and not later than five years	293.9	140.4
- Later than five years	..	..
Total	617.3	353.7

7.3	Maturity profile of present value of lease rentals

The details of maturity profile of present value of finance lease receipts are given below:

Rupees in million
Period	As on March 31, 2007	As on March 31, 2008
Not later than one year	282.6	193.0
Later than one year and not later than five years	266.2	132.6
Later than five years	..	..
Total	548.8	325.6

8.         Early retirement option (“ERO”)

The Bank had implemented in July 2003 an Early Retirement Option Scheme 2003 for its employees. All employees who had completed 40 years of age and seven years of service with the Bank (including period of service with entities amalgamated with the Bank) were eligible for the ERO.

The ex-gratia payments under ERO, termination benefits and leave encashment in excess of the provision made (net of tax benefits), aggregating to Rs. 1,910.0 million is being amortized over a period of five years commencing August 1, 2003  (the date of retirement of employees exercising the option being July 31, 2003).

On account of the above ERO scheme, an amount of Rs. 384.0 million (March 31, 2007: Rs. 384.0 million) has been charged to revenue being the proportionate amount amortized for the year ended March 31, 2008.

9.         Preference shares

Certain government securities amounting to Rs. 2,331.8 million  (March 31, 2007: Rs. 2,104.8 million) have been earmarked against redemption of preference share capital, which falls due for redemption on April 20, 2018, as per the original issue terms.

ICICI Bank Limited and subsidiaries
Schedules forming part of the Consolidated Accounts (Continued)

10.  Staff retirement benefits

Reconciliation of opening and closing balance of the present value of the defined benefit obligation for pension and gratuity benefits of the Group is given below:

Rupees in million
Particulars	Year ended March 31, 2007		Year ended March 31, 2008
	Pension	Gratuity	Pension	Gratuity
Defined benefit obligation liability
Opening obligations	1,038.5	1,116.2	1,029.4	1,352.2
Add: Addition due to amalgamation	..	..	1,807.4	506.6
Service cost	6.7	292.3	54.0	384.9
Interest cost	78.0	83.2	230.7	153.6
Actuarial (gain) / loss	(28.2)	(43.4)	(172.3)	(32.9)
Past service cost	..	..	..	115.5
Transitional obligation/ (Asset)			..	(0.2)
Liabilities extinguished on settlement	(2.3)	..	(1,071.0)	..
Benefits paid	(63.3)	(96.1)	(200.1)	(191.2)
Obligations at the end of the year	1,029.4	1,352.2	1,678.1	2,288.5

Opening plans assets, at fair value	1,079.5	866.5	988.5	1,011.3
Add: Addition due to amalgamation	..	..	584.8	73.1
Expected return on plan assets	78.9	85.6	115.8	84.2
Actuarial gain / (loss)	(110.1)	(13.6)	(118.0)	(4.0)
Assets distributed on settlement	(2.3)	..	(1,145.2)	..
Contributions	5.8	168.9	1,264.3	739.2
Benefits paid	(63.3)	(96.1)	(200.1)	(191.2)
Closing plan assets at fair value	988.5	1,011.3	1,490.1	1,712.6

Fair value of plan assets at the end of the year	988.5	1,011.3	1,490.1	1,712.6
Present value of the defined benefit obligations at the end of the year	1,029.4	1,352.2	1,678.1	2,288.5
Unrecognized past service cost	..	..	..	15.7
Asset / (liability)	(40.9)	(340.9)	(188.0)	(560.2)

Cost for the year
Service cost	6.7	292.3	54.0	384.9
Interest cost	78.0	83.2	230.7	153.6
Expected return on plan assets	(78.9)	(85.6)	(115.8)	(84.2)
Actuarial (gain) / loss	81.9	(29.8)	(54.3)	(28.9)
Past service cost	..	..	..	99.9
Transitional obligation/ (Asset)	..	..	..	(0.2)
Curtailments & settlements (gain)/loss	..	..	74.2	..
Net cost	87.7	260.1	188.8	525.1

Investment details of plan assets
Majority of the plan assets are invested in government securities and corporate bonds.
Assumptions
Interest rate	8.35%	7.85%-8.35%	8.57%	7.50%-8.57%
Salary escalation rate	7.00%	6.00%-20.00%	7.00%	7.00%-20.00%
Estimated rate of return on plan assets	7.50%	7.50%	8.00%	7.50%-8.50%

The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

ICICI Bank Limited and subsidiaries
Schedules forming part of the Consolidated Accounts (Continued)

The guidance on implementing Accounting Standard 15, Employee Benefits (revised 2005) issued by the Accounting Standards Board (ASB) provides that exempt provident funds, which require employers to meet the interest shortfall, are in effect defined benefit plans. The Bank’s actuary has informed that it is not practicable to actuarially determine the interest shortfall obligation.

11. Provision for income tax

The provision for income tax (including deferred tax and fringe benefit tax) for the year ended March 31, 2008 and for the year ended March 31, 2007 amounted to Rs. 11,066.8 million and Rs. 7,610.7 million, respectively.

The Bank has a comprehensive system of maintenance of information and documents required by transfer pricing legislation under section 92-92F of the Income Tax Act, 1961.  The Bank is of the opinion that all international transactions are at arm’s length so that the above legislation will not have any impact on the financial statements, particularly on the amount of tax expense and that of provision for taxes.

12. Deferred tax

As on March 31, 2008, the Group has recorded net deferred tax asset of Rs. 17,280.5 million (March 31, 2007: Rs. 7,659.1 million), which has been included in other assets. The break-up of deferred tax assets and liabilities into major items is given below:

Rupees in million
Particulars	As on March 31, 2007	As on March 31, 2008
Deferred tax asset
Provision for bad and doubtful debts	11,943.7	18,395.7
Capital loss	..	..
Others	1,835.0	4,074.3
Total deferred tax asset	13,778.7	22,470.0
Less: Deferred tax liability
Depreciation on fixed assets	6,574.9	6,239.8
Others	..	75.2
Total deferred tax liability	6,574.9	6,315.0
Add: Net deferred tax asset pertaining to foreign branches / subsidiaries	455.3	1,125.5
Total net deferred tax asset / (liability)	7,659.1	17,280.5

As on March 31, 2008, the life insurance subsidiary and ICICI Bank Canada have created deferred tax assets on carry forward unabsorbed losses amounting to Rs. 2,170.8 million (March 31, 2007: Rs. 690.0 million) and Rs. 685.6 million (March 31, 2007: Rs. 281.0 million), respectively based on the virtual certainty that sufficient future taxable income will be available against which such deferred tax assets can be realized.

13. Information about business and geographical segments

13.1 Business segments from the year ended March 31, 2008

Pursuant to the guidelines issued by the Reserve Bank of India vide its circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on enhanced disclosure on "Segmental Reporting" which is effective for the reporting period ended March 31, 2008, the consolidated segmental report has been revised as follows:

ICICI Bank Limited and subsidiaries
Schedules forming part of the Consolidated Accounts (Continued)

1.
Retail Banking includes exposures of ICICI Bank Limited (“the Bank”) which fulfill the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in the Basel Committee on Banking Supervision document “International Convergence of Capital Measurement and Capital Standards”, as per the RBI guidelines for the Bank.

2.	Wholesale Banking includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under the "Retail Banking" segment, as per the RBI guidelines.

3.	Treasury includes the entire investment portfolio of ICICI Bank, ICICI Eco-net Internet and Technology Fund, ICICI Equity Fund, ICICI Emerging Sectors Fund and ICICI Strategic Investments Fund.

4.
Other Banking business includes hire purchase and leasing operations, gain/loss on sale of banking & non-banking assets and other items not attributable to any particular business segment. Further, it also includes the Bank's banking subsidiaries i.e., ICICI Bank UK PLC., ICICI Bank Canada and its subsidiary, namely, ICICI Wealth Management Inc. and ICICI Bank Eurasia LLC.

5.	Life Insurance represents ICICI Prudential Life Insurance Company Limited.

6.	General Insurance represents ICICI Lombard General Insurance Company Limited.

7.
Others includes ICICI Home Finance Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Venture Funds Management Company Limited, ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Property Trust, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, TCW/ICICI Investment Partners LLC., TSI Ventures (India) Private Limited, ICICI Kinfra Limited, ICICI West Bengal Infrastructure Development Corporation Limited, Financial Information Network and Operations Limited (FINO), I-Process Services (India) Private Limited, I-Solutions Providers (India) Private Limited, NIIT Institute of Finance, Banking and Insurance Training Limited and ICICI Venture Value Fund.

Income, expenses, assets and liabilities are either specifically identified with individual segments or are allocated to segments on a systematic basis.

All liabilities are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirements. While the transfer pricing methodology followed for the year ended March 31, 2007 was based on similar principles, the same has been refined further in the current year.

Pursuant to the reorganization of the business segments, the business segments are not comparable to the segments reported for the year ended March 31, 2007.

The business segment results on this basis are given below:

ICICI Bank Limited and subsidiaries
Schedules forming part of the Consolidated Accounts (Continued)

Rupees in million
Sr. No	Particulars	Retail banking	Wholesale banking	Treasury		Other banking business		Life insurance		General insurance		Others		Inter segment adjustment	Total
1	Revenue	244,185.4	249,493.5	293,265.0		28,152.4		143,968.3		22,061.9		27,088.0		(407,683.7)	600,530.8
2	Segment results	10,838.4	36,240.6	3,224.5		1,534.8		(15,141.8)		1,302.2		6,180.0		-	44,178.7
3	Unallocated expenses	-	-	-		-		-		-		-		-	1,929.3
4	Income tax expenses (net)/(net deferred tax credit)	-	-	-		-		-		-		-		-	11,096.8
5	Net profit [1] (2)- (3) - (4)	-	-	-		-		-		-		-		-	31,152.6
	Other information
6	Segment assets	1,112,510.1	1,263,992.0	1,552,785.0		559,258.3		297,475.4		37,247.2		122,776.0		(149,609.0)	4,796,435.0
7	Unallocated assets[2]														59,730.9
8	Total assets (6) + (7)														4,856,165.9
9	Segment liabilities	1,152,965.5	1,378,224.6	1,454,039.7	[3]	554,908.1	[3]	299,603.1	[3]	37,716.2	[3]	124,022.2	[3]	(149,609.0)	4,851,870.4
10	Unallocated liabilities														4,295.5
11	Total liabilities (9) + (10)														4,856,165.9
12	Capital expenditure	6,430.8	1,364.6	8.5		765.3		1,169.1		508.3		656.7		-	10,903.3
13	Depreciation & amortization	2,836.8	889.1	5.3		2,165.0		278.3		211.1		408.5		-	6,794.1

1.       Includes share of net profit of minority shareholders.
2.       Includes assets which cannot be specifically allocated to any of the segments, tax paid in advance / tax deducted at source (net), deferred tax asset (net).
3.       Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries
Schedules forming part of the Consolidated Accounts (Continued)

Business segments for the year ended March 31, 2007

For the year ended March 31, 2007, the primary segments were reported as follows:

1.
Consumer and Commercial Banking comprising the retail and corporate banking business of the Bank and its banking subsidiaries i.e., ICICI Bank UK PLC., ICICI Bank Canada, ICICI Bank Eurasia LLC. and ICICI Home Finance Company Limited.

2.
Investment Banking comprising the treasury operations of the Bank and its banking subsidiaries i.e., ICICI Bank UK PLC., ICICI Bank Canada and ICICI Bank Eurasia LLC., ICICI Securities Primary Dealership Limited (formerly ICICI Securities Limited), ICICI Securities Limited (formerly ICICI Brokerage Services Limited), ICICI Securities Inc., and ICICI Securities Holdings Inc., ICICI Venture Funds Management Company Limited, ICICI Eco-net Internet and Technology Fund, ICICI Equity Fund, ICICI Strategic Investments Fund, ICICI Emerging Sectors Fund and ICICI International Limited.

3.	Insurance comprising ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited.

4.
Others comprising ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Property Trust, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, TCW/ICICI Investment Partners LLC., TSI Ventures (India) Private Limited.

Inter-segment transactions are generally based on transfer pricing measures as determined by the management. Income, expenses, assets and liabilities are either specifically identified with individual segments or are allocated to segments on a systematic basis.

The business segment results on this basis are given below:

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million
Sr. No.	Particulars	Consumer and commercial banking	Investment Banking		Insurance	Others	Total
1	Revenue (before extraordinary profit)	242,354.5	88,495.9		101,415.6	2,393.1	434,659.1
2	Less: Inter-segment revenue						(21,021.2)
3	Total revenue (1) –(2)						413,637.9
4	Segment results	25,145.5	13,875.3		(3,917.8)	528.1	35,631.1
5	Unallocated expenses						384.0
6	Income tax expenses (net)/(net deferred tax credit)						7,640.8
7	Net profit (4) – (5) – (6)						27,606.3
	Other information
8	Segment assets	2,253,171.9	1,455,864.0		188,501.7	(191.3)	3,897,346.3
9	Unallocated assets[1]						46,000.9
10	Total assets (8) + (9)						3,943,347.2
11	Segment liabilities	2,705,812.3	1,051,307.6	[2]	180,044.8	6,182.5	3,943,347.2
12	Unallocated liabilities						..
13	Total liabilities (11) + (12)						3,943,347.2

Note:  The figures reported are net of inter-company transactions.
1.	Includes tax paid in advance/tax deducted at source (net), deferred tax asset (net) and early retirement option expenses not written off.
2.	Includes share capital and reserves and surplus.

13.2 Geographical segments

A.	The Group has reported its operations under the following geographical segments for the year ended March 31, 2008:

•	Domestic operations comprising branches (including those having operations outside India) and subsidiaries/joint ventures having operations in India.
•	Foreign operations comprising subsidiaries/joint ventures having operations outside India.

The Group conducts transactions with its customers on a global basis in accordance with their business requirements, which may span across various geographies.

Geographical segment results are given below:

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

      Rupees in million
Revenue [1]	For the year ended March 31, 2007	For the year ended March 31, 2008
Domestic operations	399,509.0	572,499.1
Foreign operations	14,128.9	28,031.7
Total	413,637.9	600,530.8

1.	Gains and losses on offsetting transactions are accounted for separately in domestic and foreign segments respectively and not netted off.

      Rupees in million
Assets	As on March 31, 2007	As on March 31, 2008
Domestic operations	3,641,022.4	4,270,982.8
Foreign operations	302,324.8	525,452.2
Total	3,943,347.2	4,796,435.0
Note: 1.  Segment assets do not include tax paid in advance / tax deducted at source (net) and deferred tax asset (net).

14.         Penalties/fines imposed by RBI and other regulatory bodies

There were no penalties imposed by RBI during the year ended March 31, 2008 (March 31, 2007: Rs. Nil).

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

The Office of Superintendent of Financial Institutions (OSFI) has imposed penalties on ICICI Bank Canada of CAD 18,250 (Rs. 0.7 million) under its Late and Erroneous Filing Penalty (LEFP) framework in relation to late submission of certain corporate and financial returns.

Central Bank of the Russian Federation (CBR) inspected the main office of ICICI Bank Eurasia LLC. (IBEL) in Balabanovo, Kaluga region between October 15 and October 17, 2007. The inspection covered the area of reflecting the correct amount of liabilities in the books in September 2007.

As a result of the inspection, it was found that the main office in Balabanovo had violated CBR requirements and consequently, on October 31, 2007, IBEL received a prescription dated October 26, 2007 bearing No. 11-40DSP/5294 from CBR which specified that as on October 1, 2007, IBEL had understated the amount of foreign exchange liabilities by RUB 288,000 which resulted in underestimation of provisions by RUB 9,000. IBEL was fined RUB 10 (Rs. 15.97) for the above violation of regulatory requirements.

15.         Premium amortization

As per general clarification from RBI dated July 11, 2007 on circular DBOD.BP.BC.87/21.04.141/2006-07 dated April 20, 2007, the Bank has deducted the amortization of premium on government securities from “Income on investment” in Schedule 13, which was earlier included in “Profit/(Loss) on revaluation of investments (net)” in Schedule 14.

16.          Additional disclosure

Additional statutory information disclosed in separate financial statements of the parent and subsidiaries having no material bearing on the true and fair view of the consolidated financial

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

statements and the information pertaining to the items which are not material have not been disclosed in the consolidated financial statements.

17.         Small and Micro Industries

Under the Micro, Small and Medium Enterprises Development Act, 2006 which came into force from October 2, 2006, certain disclosures are required to be made relating to Micro, Small and Medium enterprises.

In the case of ICICI Bank Limited, there have generally been no reported cases of delays in payments to micro and small enterprises or of interest payments due to delays in such payments. In the case of certain consolidated entities, they are in the process of compiling relevant information from its suppliers about their coverage under the Micro, Small and Medium Enterprises Development Act, 2006.

18.          Farm loan waiver

The Union Finance Minister, in his budget proposal for Financial Year 2008-09, announced a debt relief scheme for farmers, which would cover agricultural loans disbursed by scheduled commercial banks, regional rural banks and co-operative credit institutions up to March 31, 2007, overdue as on December 31, 2007 and which remained unpaid up to February 28, 2008. The Bank has not considered any expected receipts and has retained provisions on all eligible loans as per its current provisioning norms, pending the quantification and acceptance of its claims as per guidelines of the debt relief scheme.

19.         Change in estimate in the retail agriculture loan portfolios provisioning

During the year, the Bank has changed its basis of estimating provisions in respect of certain retail agriculture loan portfolios. As a result of the change in the estimate, the impact on the profit after tax for the year ended March 31, 2008 is not significant.

20.         Credit derivative instruments

The Group deals in credit derivative instruments including credit default swaps, credit linked notes, collateralized debt obligations and principal protected structures. The notional principal amount of these credit derivatives outstanding at March 31, 2008 was Rs. 27,067.6 million in funded instruments and Rs. 58,597.9 million in non-funded instruments which includes Rs. 200.6 million of protection bought by the Bank. The mark-to-market loss as on March 31, 2008 on the above portfolio was Rs. 7,914.2 million, which has been fully provided for through profit and loss account. The profit and loss impact on the above portfolio on account of mark-to-market and realized losses during the year ended March 31, 2008 was a net loss of Rs. 8,879.8 million.

21. Comparative figures

Previous period/year figures have been regrouped/reclassified, where necessary, to conform to current period classification.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

B.                 Additional Notes

1.	Reserves

Profit brought forward

Represents the balance of net profit after minority interest carried forward from earlier years after allocations to reserves.

Statutory Reserves

Represents reserves created as a percentage of the net profit before any other appropriation as required by the Banking Regulation Act, 1949. Every banking company in India is currently required transferring not less than 25% of the net profit (before appropriations) to the “statutory reserves”.

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

Revenue and other reserves

Represents any reserve available for distribution, other than capital reserves and includes all reserves other than those separately classified.

Unrealized Investment Reserve

Represents unrealized gains/losses on venture capital investments.

Reserve Fund

Represents appropriation of 5% of net profit by Sri Lanka branch to meet the requirements of Section 20 of Sri Lankan Banking Act No. 30 of 1988.

Debit balance in Profit and Loss Account

This is included under Other Assets and not deducted from the balance in Reserves.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

2.	Deposits

Deposits include demand deposits, which are non-interest-bearing, and savings and time deposits, which are interest bearing.

Residual contractual maturities of time deposits as of March 31, 2008 are set out below:

Rupees in million
Deposits maturing during the year ending March 31,
2009	1,757,325.8
2010	104,574.6
2011	46,673.5
2012	38,543.8
2013	30,475.4
Thereafter	4,879.9
Total time deposits	1,982,473.0

As of March 31, 2008, the aggregate of time deposits with individual balances greater than Rs. 5.0 million was Rs. 1,597,270.2 million (March 31, 2007: Rs. 1,668,797.8 million).

3.	Long-term debt

Long-term debt represents debt with an original contractual maturity of greater than one year. Maturity distribution is based on contractual maturity or the date, at which the debt is callable at the option of the holder, whichever is earlier. A portion of the long-term debt bears a fixed rate of interest. Interest rates on floating-rate debt are generally linked to the London Inter-Bank Offer Rate or similar money market rates. The segregation between fixed-rate and floating-rate obligations is based on the contractual terms.

A listing of long-term debt as of March 31, 2008, by maturity and interest rate profile is set out below:

Rupees in million
	Fixed-rate obligations	Floating-rate obligations	Total
Long-term debt maturing during the year ending March 31,
2009	61,174.1	50,420.2	111,594.3
2010	41,300.2	98,984.8	140,285.0
2011	65,912.8	74,816.6	140,729.4
2012	66,533.0	68,107.1	134,640.1
2013	139,933.7	31,737.0	171,670.7
Thereafter	117,378.6	67,542.9	184,921.5
Total	492,232.4	391,608.6	883,841.0

Debt aggregating Rs. 30,817.9 million (March 31, 2007: Rs. 31,566.7 million) is guaranteed by the Government of India (GOI). Long-term debt is denominated in various currencies. As of March 31, 2008, long-term debt comprises Indian rupee debt of Rs. 286,686.5 million (March 31, 2007: Rs. 267,478.0 million) and foreign currency debt of Rs. 597,154.5 million (March 31, 2007: Rs. 378,446.1 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Indian rupee debt

A listing of major category of Indian rupee debt is set out below:

Rupees in million
	As of March 31, 2008
Category	Amount	Weighted average interest rate	Range	Average residual maturity (in years)

Bonds issued to institutional /individual investors	199,704.7	9.3%	4.9% to 14.5%	5.8
Bonds eligible for statutory reserve requirements (1)	14,815.0	11.6%	11.5% to12.0%	2.2
Borrowings from GOI	1,592.5	12.2%	11.0% to 13.0%	1.9
Refinance from financial institutions	27,541.1	9.1%	5.5% to 10.0%	1.6
Borrowings from other banks	40,500.1	9.3%	6.7% to 13.1%	1.7
Fixed deposits	2,533.1	8.8%	7.5% to 10.0%	1.8
Total	286,686.5	9.4%		4.6

Rupees in million
	As of March 31, 2007
Category	Amount	Weighted average interest rate	Range	Average residual maturity (in years)

Bonds issued to institutional /individual investors	178,051.9	9.2%	4.8% - 15.2%	6.8
Bonds eligible for statutory reserve requirements (1)	14,815.0	11.6%	11.5% - 12.0%	3.2
Borrowings from GOI	2,171.9	12.1%	11.0% - 13.0%	2.2
Refinance from financial institutions	72,439.2	7.7%	5.5% - 12.5%	1.6
Total	267,478.0	8.9%		5.1

1)	Banks in India are required to maintain a specified percentage of certain liabilities as cash or in approved securities. These bonds issued by the Company are approved securities under the rules.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Foreign currency debt

A listing of major categories of foreign currency debt is set out below:

Rupees in million
	As of March 31, 2008
Category	Amount	Weighted average interest rate	Range	Average residual maturity (in years)

Borrowings from international development agencies (1) (2)	20,966.3	4.8%	2.5% to 6.8%	9.1
Other borrowings from international markets	576,188.2	4.7%	0.0% to 7.8%	3.8
Total	597,154.45	4.7%		4.0

Rupees in million

	As of March 31, 2007
Category	Amount	Weighted average interest rate	Range	Average residual maturity (in years)

Borrowings from international development agencies (1) (2)	22,701.9	5.6%	0.8% - 6.8%	9.1
Other borrowings from international markets	355,744.2	4.4%	0.0% - 7.6%	3.8
Total	378,446.1	4.4%		4.0
1)
These borrowings have been raised under specific lines of credit from international development agencies. The borrowings have lender-imposed restrictions that limit the use of the funds for specified purposes, which include lending to specified sectors.

2)	Exchange rate fluctuations on certain borrowings are guaranteed by the GOI.

4.	Cash and cash equivalents

Deposits with the Reserve Bank of India include Rs. 254,190.5 million (March 31, 2007: Rs. 157,849.9 million) maintained in accordance with the guidelines governing minimum cash reserve requirements. The balances maintained with the Reserve Bank of India towards cash reserve requirements are subject to withdrawal and usage restrictions.

Deposits with other banks include Rs. 6,133.7 million (March 31, 2007: Rs. 54,765.2 million) towards deposits, which have maturities greater than 90 days.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements  (Continued)

5.	Investments

The portfolio of investments classified as held to maturity is set out below:

Rupees in million
	As of March 31, 2007				As of March 31, 2008
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair Value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Held to maturity
Corporate debt securities	16,592.0	1,333.3	(676.7)	17,248.6	14,901.1	114.3	(95.3)	14,920.1
Government securities	519,421.6	2,310.3	(11,523.0)	510,208.9	639,979.9	2,909.1	(8,549.3)	634,339.7
Other securities	2,326.4	0.9	-	2,327.3	18,048.5	0.8	-	18,049.3
Total debt securities	538,340.0	3,644.5	(12,199.7)	529,784.8	672,929.5	3,024.2	(8,644.6)	667,309.1
Equity securities	497.5	1,871.7	-	2,369.2	499.4	1,161.1	-	1,660.5
Other securities	5,426.5	1,281.0	(636.2)	6,071.3	5,596.6	42.8	(1,957.7)	3,681.7
Total	544,264.0	6,797.2	(12,835.9)	538,225.3	679,025.5	4,228.1	(10,602.3)	672,651.3

The portfolio of investments classified as available for sale is set out below:

Rupees in million
	As of March 31, 2007				As of March 31, 2008
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair Value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Available for sale
Corporate debt securities	87,165.9	305.3	(1,011.9)	86,459.3	148,950.3	99.8	(6,279.6)	142,770.6
Government securities	167,669.9	4.1	(47.8)	167,626.2	111,589.8	261.9	(315.2)	111,536.5
Other securities	77,650.2	595.9	(463.3)	77,782.8	93,278.2	1,101.5	(898.3)	93,481.3
Total debt securities	332,486.0	905.3	(1,523.0)	331,868.3	353,818.3	1,463.2	(7,493.1)	347,788.4
Equity securities	24,604.6	12,658.6	(2,147.5)	35,115.7	32,511.1	7,766.6	(6,219.0)	34,058.6
Other securities	42,345.5	2,854.4	(944.7)	44,255.2	104,700.4	1,956.9	(3,414.1)	103,243.2
Total	399,436.1	16,418.3	(4,615.2)	411,239.2	491,029.8	11,186.7	(17,126.2)	485,090.2

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Income from securities available for sale

A listing of income from securities classified as available for sale is set out below:

Rupees in million
	Year ended March 31,
	2006	2007	2008

Interest	6,970.5	14,976.4	14,072.7
Dividends	1,745.6	2,748.8	4,500.1
Total	8,716.1	17,725.2	18,572.8

Gross realized gain	9,509.3	14,044.6	27,816.4
Gross realized loss	(1,257.5)	(4,633.8)	(1,772.8)
Total	8,251.8	9,410.8	26,043.6

Income from securities held for trading

A listing of income from securities classified as held for trading is set out below:

Rupees in million
	Year ended March 31,
	2006	2007	2008

Interest and dividends	3,137.1	7,401.6	12,114.5
Gain/(loss) on sale of trading portfolio	1,979.3	676.0	2,521.5
Unrealized gain/(loss) on trading portfolio	(162.4)	(86.3)	(5,356.9)
Total	4,954.0	7,991.3	9,279.1

Maturity profile of debt securities

A listing of each category of held to maturity debt securities as of March 31, 2008, by maturity is set out below:
Rupees in million

	Amortized cost	Fair value

Corporate debt securities
Less than one year	1,954.7	1,953.4
One to five years	7,470.0	7,446.7
Five to ten years	5,476.4	5,520.0
Greater than ten years	-	-
Total corporate debt securities	14,901.1	14,920.1

Government securities
Less than one year	73,766.8	73,697.3
One to five years	290,333.9	289,111.6
Five to ten years	190,573.0	189,490.7
Greater than ten years	85,306.2	82,040.1
Total Government securities	639,979.9	634,339.7

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Rupees in million

	Amortized cost	Fair value
Other securities
Less than one year	2,033.1	2,033.8
One to five years	2,328.1	2,328.7
Five to ten years	13,687.3	13,686.8
Greater than ten years	-	-
Total Other securities	18,048.5	18,049.3
Total debt securities	672,929.5	667,309.1

A listing of each category of available for sale debt securities as of March 31, 2008, by maturity is set out below:

Rupees in million

	Amortized cost	Fair value
Corporate debt securities
Less than one year	7,398.0	7,372.5
One to five years	87,894.4	86,156.3
Five to ten years	26,483.1	24,518.3
Greater than ten years	27,174.8	24,723.5
Total corporate debt securities	148,950.3	142,770.6

GOI securities
Less than one year	49,153.5	49,154.8
One to five years	52,792.9	52,921.2
Five to ten years	5,296.9	5,292.2
Greater than ten years	4,346.5	4,168.3
Total GOI securities	111,589.8	111,536.5
Other securities
Less than one year	40,554.6	40,516.5
One to five years	43,464.0	43,929.8
Five to ten years	2,505.4	2,420.6
Greater than ten years	6,754.2	6,614.4
Total Other securities	93,278.2	93,481.3
Total debt securities	353,818.3	347,788.4

6.	Repurchase transactions

The Company has undertaken repurchase and reverse repurchase transactions in Government securities during the year. The average level of repurchase transactions outstanding during the year ended March 31, 2008, was Rs. 47,717.1 million (March 31, 2007: Rs. 22,869.6 million). The average level of reverse repurchase transactions outstanding during the year ended March 31, 2008, was Rs. 1,880.2 million (March 31, 2007: Rs. 215.9 million). As of March 31, 2008, outstanding repurchase and reverse repurchase transactions were Rs. 37,241.6 million (March 31, 2007: Rs. 10,418.3 million) and Rs. 269.5 million (March 31, 2007: Rs. 1,588.0 million) respectively.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

7.	Loans

A listing of loans by category is set out below:

Rupees in million
	As of March 31,
	2007	2008

Commercial, financial, agricultural and others	859,561.8	1,147,276.0
Consumer loans and credit card receivables(1)	1,276,976.9	1,408,270.9
Lease financing(2)	569.2	328.7
Gross loans	2,137,107.9	2,555,875.6
Allowances for loan losses	(23,113.5)	(41,858.9)
Loans, net	2,113,994.4	2,514,016.7

1)	Includes home loans, automobile loans, commercial business loans, two wheeler loans, personal loans, credit card receivables and farm equipment loans.
2)	Leasing and related activities include leasing and hire purchase.

Maturity profile of loans

A maturity profile of loans is set out below:

Rupees in million
	As of March 31,
	2007	2008
Less than one year	630,121.2	747,029.9
One to five years	1,048,069.6	1,244,766.8
Greater than five years	435,803.6	522,220.0
Total	2,113,994.4	2,514,016.7

Interest on loans

A listing of interest on loans is set out below:

Rupees in million
	As of March 31,
	2006	2007	2008
Commercial, financial, agricultural and others	36,791.3	54,144.4	79,161.5
Consumer loans and credit card receivables	69,497.0	115,500.0	161,480.6
Lease financing	70.7	56.5	41.4
Total	106,359.0	169,700.9	240,683.5

Standard restructured loans

The Company classifies a loan as a restructured loan where it has made concessionary modifications that it would not otherwise consider, to the contractual terms of a loan to a borrower experiencing financial difficulties. As of March 31, 2008, the Company had committed to lend (includes fund-based commitments fungible with non fund-based facilities) Rs. 10.0 million (March 31, 2007: Rs. 421.0 million), to borrowers who are parties to restructurings.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

A listing of standard restructured loans is set out below:

Rupees in million
	As of March 31,
	2007	2008

Commercial, financial, agricultural and others	44,540.0	48,137.9
Total restructured loans	44,540.0	48,137.9
Allowance for loan losses	(1,461.3)	(1,452.5)
Restructured loans, net	43,078.7	46,685.4

A listing of non-performing loans is set out below:

Rupees in million
	As of March 31,
	2007	2008

Commercial, financial, agricultural and others	11,434.1	21,463.3
Consumer loans and credit card receivables (1)	30,194.6	54,953.9
Total non-performing loans	41,628.7	76,417.2
Suspended interest and claims receivable from ECGC/DICGC (2)	(504.2)	(1,457.2)
Allowance for loan losses	(21,085.3)	(39,762.0)
Non-performing loans, net	20,039.2	35,198.0
(1)	Includes home loans, automobile loans, commercial business loans, two wheeler loans, personal loans, credit card receivables and farm equipment loans.
(2)	Export Credit Guarantee Corporation / Deposit Insurance Credit Guarantee Corporation.

Provision for loan losses

Movements in the provision for loan losses on restructured loans are set out below:

Rupees in million
	Year ended March 31,
	2006	2007	2008

Provisions for loan losses at the beginning of the year	2,863.3	2,185.0	1,461.3
Provisions for loan losses made during the year	32.0	-	-
Reduction/write-back of excess provisions (1)	(710.3)	(723.7)	(8.8)
Provisions for loan losses at the end of the year	2,185.0	1,461.3	1,452.5
(1) Includes provisions on restructured assets which were upgraded during the period.

Movements in the provision for loan losses on non-performing loans are set out below:

Rupees in million
	Year ended March 31,
	2006	2007	2008

Provisions for loan losses at the beginning of the year	12,483.9	11,502.9	21,085.3
Provisions for loan losses made during the year	5,561.2	11,353.4	19,594.2
Write-off/write-back of excess provisions	(6,542.2)	(1,771.0)	(917.5)
Provisions for loan losses at the end of the year	11,502.9	21,085.3	39,762.0

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Receivables are classified at origination as loans-held-for sale to the extent that management does not have the intent to hold the receivables for the foreseeable future or until maturity. Loans that have been classified as loans held-for-sale are included in other assets. These loans are accounted for at the lower of cost or market value.

8.	Financial assets transferred during the year to Securitization Company (SC) / Reconstruction Company (RC)

The Bank has transferred certain assets to an asset reconstruction company (ARC) in terms of the guidelines issued by RBI governing such transfer. For the purpose of the valuation of the underlying security receipts issued by ARC, the security receipts are valued at their respective net asset values as advised by the ARC. The details of the assets transferred for the relevant year are given in the table below:

Rupees in million
		Year ended March 31,
		2006	2007	2008

A	No. of accounts	15	19	18,480
B	Aggregate book value (net of provisions) of accounts sold to ARC	4,794.0	8,169.6	9,344.5
C	Aggregate consideration	4,066.3	8,024.7	9,408.2
D	Additional consideration realized in respect of accounts transferred in earlier years [1]	-	-	-
E	Aggregate gain/ (loss) over net sale value	(727.7)	(144.9)	63.7

1.
During the year ended March 31, 2008, ARC fully redeemed security receipts of Nil trusts. The Bank realized Rs. Nil over the gross book value in respect of these trusts (March 31, 2007: Rs. 849.0 million). The Bank also realized an additional amount of Rs. Nil over the gross book value in respect of security receipts already redeemed during the year ended March 31, 2007. Further, the Bank has realized an additional amount of Rs. 7.7 million (March 31, 2007: Rs. 43.5 million) over the gross book value in respect of security receipts not fully redeemed as on March 31, 2008. During the year ended March 31, 2008 security receipts of net book value amounting to Rs. 4,777.9 million were sold to ARC at a sale consideration of Rs. 4,820.0 million. The net loss on this transaction was Rs. 100.6 million and provision release was Rs. 142.7 million.

9.	Details of non-performing assets sold excluding transfers to ARC

The Bank has sold non-performing assets in terms of the guidelines issued by RBI circular no. DBOD.NO.BP.BC.16/21.04.048/2005-06 dated July 13, 2005. The details of assets sold are given below:

Rupees in million
Particulars	Year ended March 31, 2007	Year ended March 31, 2008
No. of borrower accounts sold	-	12,545
Aggregate outstanding (net of provisions) of accounts sold, excluding those sold to SC /RC	-	515.3
Aggregate consideration received	-	499.4

10.	Concentration of credit risk

Concentration of credit risk exists when changes in economic, industry or geographic factors similarly affect groups of counter parties whose aggregate credit exposure is material in relation to

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Company’s total credit exposure. The Company’s portfolio of financial instruments is broadly diversified along industry, product and geographic lines primarily within India.

The Company’s 20 largest exposures (non-bank) based on gross exposure, totaled approximately Rs. 807,391.6 million as of March 31, 2008 which represented 134.4% of our capital funds. The single largest exposure (non-bank) as of March 31, 2008 was Rs. 72,069.4 million, which represented 12% of the capital funds.

The largest group of companies under the same management control accounted for approximately 35.3% of the bank capital funds.

11.	Loan commitments

The Company has outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated Rs. 733,470.0 million (includes fund-based commitments fungible with non fund-based facilities) as of March 31, 2008 (March 31, 2007: Rs. 401,660.7 million). The interest rate on a significant portion of these commitments is dependent on the lending rates prevailing on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are contingent upon the borrower’s ability to maintain specific credit standards.

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

The credit risks associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. The current carrying amount of the liability for the Company’s obligations under the guarantees as on March 31, 2008 amounted to Rs. 2,664.8 million (March 31, 2007: Rs. 763.0 million).

The details of guarantees outstanding as of March 31, 2008 are set out below:

Rupees in million
Nature of guarantee	Maximum potential amount of future payments under guarantee
	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total

Financial guarantees	91,285.4	47,801.3	23,168.2	1,490.7	163,745.5
Performance guarantees	112,783.3	126,638.1	47,332.4	16,234.5	302,988.4
Total guarantees	204,068.7	174,439.4	70,500.6	17,725.2	466,733.9

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The Company has collateral available to reimburse potential losses on its guarantees. Margins available to the Company to reimburse losses realized under guarantees amounted to Rs. 11,409.7 million (March 31, 2007: Rs. 11,930.3 million). Other property or security may also be available to the Company to cover these losses under guarantees.

13.	Securitization

The information on securitization activity of the Bank, as an originator, for the year ended March 31, 2007 and March 31, 2008 is given in the table below:

Rupees in million
	Year ended March 31,
	2007	2008

Total number of loan assets securitized	1,484,398	1,149,931
Total book value of loan assets securitized	116,012.5	140,852.0
Sale consideration received for the securitized assets	116,500.6	142,470.4

The gain on account of securitization (excluding unamortized gain) during the year ended March 31, 2008 was Rs. 168.2 million (March 31, 2007: loss of Rs. 65.5 million).

The information on securitization activity of the Bank as an originator as on March 31, 2007 and March 31, 2008 is given in the table below:

Rupees in million
	As of March 31,
	2007	2008

Outstanding credit enhancement	16,712.3	15,601.2
Outstanding liquidity facility	4,361.0	7,740.8
Outstanding servicing (liability) / assets	(371.4)	1,355.4
Outstanding subordinate contributions	8,225.8	11,459.5

The Bank has also issued credit enhancement in the form of guarantees amounting to Rs. 29,155.6 million as on March 31, 2008 (March 31, 2007: Rs. 8,198.4 million).

Key assumptions in measuring the fair value of retained interests at the date of sale or securitization during the year ended March 31, 2008 and also for subsequent measurement of retained interests as on March 31, 2008 are given in the table below:

	Auto Loans	Personal Loans	Two wheeler Loans	Mortgage loans

Discount rate	7.0% to 15.8%	7.0% to 25.6%	7.0% to 18.8%	7.0% to 10.2%
Constant prepayment rate (per annum)	15.0%	42.0%	12.0%	10.0%
Anticipated net credit losses (per annum)	0.5% to 0.8%	3.0% to 5.7%	2.0% to 3.6%	0.2% to 0.3%

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

At March 31, 2008, the sensitivity of the fair value to adverse changes of 10% and 20% in each of the key assumptions is given below:
  Rupees in million
Fair value of retained interests (net of delinquency provision)	5,002.9

Prepayment rate (per annum)
10%	(167.3)
20%	(323.6)

Delinquency assumptions (per annum)
10%	(423.7)
20%	(849.5)

14.	Capital commitments

The Company is obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. As of the balance sheet date, work had not been completed to this extent. Estimated amounts of contracts remaining to be executed on capital account aggregated Rs. 17,991.8 million as of March 31, 2008 (March 31, 2007: Rs. 3,680.9 million).

15.	Derivatives

ICICI Bank is a major participant in the financial derivatives market. The Bank deals in derivatives for balance sheet management and market making purposes whereby the Bank offers derivative products to its customers, enabling them to hedge their risks.

Dealing in derivatives is carried out by identified groups in the treasury of the Bank based on the purpose of the transaction. Derivative transactions are entered into by the treasury front office. The Treasury middle office conducts an independent check of the transactions entered into by the front office and also undertakes activities such as confirmation, settlement, accounting, risk monitoring and reporting and ensures compliance with various internal and regulatory guidelines.

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

Risk monitoring of the derivatives portfolio other than credit derivatives is done on a daily basis. Risk monitoring of the credit derivatives portfolio is done on a monthly basis. The Bank measures and monitors risk using a Value at Risk (“VAR”) approach and the relevant sensitivity measures for options. Risk reporting on derivatives forms an integral part of the management information system and the marked-to-market position and the VAR of the derivatives portfolio other than credit derivatives is reported on a daily basis. The mark-to-market position and VAR on the credit derivatives portfolio is reported on a monthly basis.

The use of derivatives for hedging purpose is governed by the hedge policy approved by Asset Liability Management Committee (“ALCO”). Subject to prevailing RBI guidelines, the Bank deals in derivatives for hedging fixed rate, floating rate or foreign currency assets / liabilities. Transactions for

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

hedging and market making purposes are recorded separately. For hedge transactions, the Bank identifies the hedged item (asset or liability) at the inception of the transaction itself. The effectiveness is assessed at the time of inception of the hedge and periodically thereafter.

Hedge derivative transactions are accounted for pursuant to the principles of hedge accounting. Derivatives for market making purpose are mark-to-market and the resulting gain/ loss is recorded in the profit and loss account. The premium on option contracts is accounted for as per The Foreign Exchange Dealers’ Association of India guidelines. Derivative transactions are covered under International Swap Dealers Association (“ISDA”) master agreements with the respective counterparties. The credit exposure on account of derivative transactions is computed as per RBI guidelines and is monitored against the credit limits approved for the respective counterparties.

The details of the notional amounts and the marked-to-market position of derivatives are given below:
Rupees in million
Particular	As on March 31, 2008
	Currency derivatives [1]	Interest rate derivatives [2]
Derivatives (Notional principal amount)
a) For hedging	30,146.9	206,385.9
b) For trading	1,169,502.8	7,164,904.0
Mark–to-market positions [3]
a) Asset (+)	24,208.1	-
b) Liability (-)	-	(456.4)
Credit exposure	112,779.7	81,399.9
1. Options and cross currency interest rate swaps are included in currency derivatives.
2. Foreign currency interest rate swaps, forward rate agreements and swaptions are included in interest rate derivatives.
3. For trading portfolio.

Rupees in million
Particular	As on March 31, 2007
	Currency derivatives [1]	Interest rate derivatives [2]
Derivatives (Notional principal amount)
a) For hedging	4,906.9	139,682.2
b) For trading	732,100.3	3,436,954.7
Mark-to-market positions [3]
a) Asset (+)	5,103.5	2,169.7
b) Liability (-)	-	-
Credit exposure	41,023.5	50,648.0
1. Options and cross currency interest rate swaps are included in currency derivatives.
2. Foreign currency interest rate swaps, forward rate agreements and swaptions are included in interest rate derivatives.
3. For trading portfolio.

The Company deals in credit derivative instruments including credit default swaps, credit linked notes, collateralized debt obligations and principal protected structures. The notional principal amount of these credit derivatives outstanding at March 31, 2008 was Rs. 27,067.6 million in funded instruments and Rs. 58,597.9 million in non-funded instruments which includes Rs. 200.6 million of protection bought by the Bank. The mark-to-market loss as on March 31, 2008 on the above portfolio was Rs. 7,914.2 million, which has been fully provided for through profit and loss account. The profit and loss impact on the above portfolio on account of mark-to-market and realised losses during the year ended March 31, 2008 was a net loss of Rs. 8,879.8 million. The credit derivatives are marked to market by the Bank based on counterparty valuation quotes, or internal models using inputs from market sources such as Bloomberg / Reuters, counterparties and FIMMDA.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

16.	Tax contingencies

Various tax-related legal proceedings are pending against the Company at various levels of appeal either with the tax authorities or in the courts. Where after considering all available information in the opinion of management a liability requires accrual, the Company accrues such liability and does not estimate any incremental liability in respect of related proceedings.

Where such proceedings are sufficiently advanced to enable management to assess that a liability exists and are subject to reasonable estimation, management records its best estimate of such liability. Where a reasonable range of potential outcomes is estimated, management records its best estimate, or in the absence of a basis for selecting a specific estimate within a range, management records a liability no less than the lower end of the estimated range. The contested tax demands are adjusted by the tax authorities against refunds due to the Company on favorable resolution of earlier year’s appeals/ completion of assessments or paid or kept in abeyance in accordance with the terms of the stay order. The payment/adjustment/stay does not prejudice the outcome of the appeals filed by the Company. (The advance tax payments are recorded as advance tax payments under other assets.)

As of March 31, 2008, the Company had been assessed an aggregate of Rs. 40,839.7 million (March 31, 2007: Rs. 39,579.6 million) in excess of the provision made in its accounts, in income tax, interest tax, wealth tax and sales tax demands by the Government of India’s tax authorities for past years. The Company has appealed each of these tax demands. The consequence of enquiries initiated by the tax authorities cannot be quantified, as the Company believes that the proceedings so initiated are likely to be dropped by the tax authorities or will not be upheld by judicial authorities.

The tax authorities have appealed against decisions in favor of the Company to higher appellate authorities with respect to Rs. 720.5 million of the assessment and the same are pending adjudication. In the Company’s appeal of the assessment of sales tax aggregating to Rs. 517.1 million, the Company is relying on a favorable decision of the Supreme Court of India in respect of a writ petition filed by the Company and the facts of the case. Of the balance, Rs. 14,172.2 million relates to bad debt written off (March 31, 2007: Rs. 8,446.1 million), Rs. 2,404.3 million relates to special reserve (March 31, 2007: Rs. 2,968.0 million), Rs. 4,474.1 million relates to expenditures incurred for dividends (March 31, 2007: Rs. 4,181.1 million), Rs. 4,517.5 million relates to penalty orders (March 31, 2007: Rs. 10,758.5 million) and Rs. 11,114.0 million (March 31, 2007: Rs. 10,081.0 million) relates to “disallowance of depreciation on leased assets”, which is an industry-wide issue, involving multiple litigations across the country.

In one of the instances relating to the above, the tax authorities have denied the depreciation claim of the Company by treating the lease transactions as finance transactions i.e., loans. The Income Tax Appellate Tribunal has held the sale and lease-back transaction with Gujarat Electricity Board as not genuine and has disallowed the depreciation treating the transaction as a tax-planning tool. The contingent liability on this disallowance amounts to Rs. 318.7 million (March 31, 2007: Rs. 318.7 million). The Company has preferred an appeal to the Mumbai High Court, which is pending for disposal. In a recent subsequent judgment for fiscal 1995 the Income Tax Appellate Tribunal, Mumbai has held that the lease transactions are genuine and the lessor cannot be denied depreciation merely on suspicion or conjunctures and has allowed depreciation on all finance leases including the sale and lease-back transaction with Gujarat Electricity Board.

Bad debts written off as irrecoverable by the bank have been disallowed by the tax authorities on the ground that the bank has not established that the debts written-off during the year are irrecoverable. The appeals filed are pending adjudication. However, in recent judgments for the fiscal

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

2000, 2001 and 2002, the appellate authorities have allowed the claim of bad debts on the ground that after the amendment to Section 36(1) (vii) of the Income Tax Act, 1961 with effect from 01.04.1989, it is not obligatory on the part of the assessee to prove that the debts written-off are bad and it shall suffice if the assessee writes off its bad debts as irrecoverable in the accounts during the said year.

Based on judicial precedents in the Company’s and other cases and on consultation with tax counsel, the management believes that it is more likely than not that the Company’s tax positions will be sustained.  Accordingly, no provision has been made in the accounts.

17.	Litigation

Various litigation and claims against the Company and its subsidiaries are pending in various forums. Based upon a review of open matters with its legal counsel including as to loss contingency on account of such litigation and claims, and classification of such contingency as “probable”, “possible” or “remote” and with due provisioning for the relevant litigation and claims, management believes that the outcome of such matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

18.	Segmental Information

During the year ended March 31, 2008, the Company realigned its reportable business segments. Due to impracticability of realigning the data to restate the previous year numbers under the new business segments, the current year numbers have been additionally disclosed as per the reportable business segments presented for the year ended March 31, 2007.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Rupees in million
		Consumer and commercial banking			Investment Banking			Insurance			Others			Total
Sr. No	Particulars	For the year ended 31.03.06	For the year ended 31.03.07	For the year ended 31.03.08	For the year ended 31.03.06	For the year ended 31.03.07	For the year ended 31.03.08	For the year ended 31.03.06	For the year ended 31.03.07	For the year ended 31.03.08	For the year ended 31.03.06	For the year ended 31.03.07	For the year ended 31.03.08	For the year ended 31.03.06	For the year ended 31.03.07	For the year ended 31.03.08
1	Revenue (before extraordinary profit)	157,541.3	242,354.5	327,935.3	46,383.9	88,495.9	123,318.8	53,386.1	101,415.6	165,941.6	1,427.8	2,393.1	4,593.9	258,739.1	434,659.1	621,789.6
2	Less: Inter-segment revenue	..	..	..	..	..	..	..	..	..	..	..	..	12,584.0	21,021.2	21,258.8
3	Total revenue (1) – (2)	..	..	..	..	..	..	..	..	..	..	..	..	246,155.1	413,637.9	600,530.8
4	Operating profit (i.e., profit before unallocated expenses extraordinary profit, provision and tax)	33,572.8	47,501.1	50,053.2	6,621.4	14,295.0	33,175.3	(494.7)	(3,917.8)	(11,845.1)	337.7	526.6	1,427.5	40,037.2	58,404.9	72,810.9
5	Provisions	7,532.1	22,355.6	28,716.6	922.4	419.7	1,412.5	..	..	47.5	(0.2)	(1.5)	0.9	8,454.3	22,773.8	30,177.5
6	Profit before tax and unallocated expenses (4) – (5)	26,040.7	25,145.5	21,336.6	5,699.0	13,875.3	31,762.8	(494.7)	(3,917.8)	(11,892.6)	337.9	528.1	1,426.6	31,582.9	35,631.1	42,633.4
7	Unallocated expenses	..	..	..	..	..	..	..	..	..	..	..	..	384.0	384.0	384.0
8	Income tax expenses (net)/(net of deferred tax credit)	..	..	..	..	..	..	..	..	..	..	..	..	6,998.0	7,640.8	11,096.8
9	Net profit [1] (6) – (7) – (8)	..	..	..	..	..	..	..	..	..	..	..	..	24,200.9	27,606.3	31,152.6
	Other information
10	Segment assets	1,735,245.8	2,253,171.9	2,725,864.5	892,103.3	1,455,864.0	1,738,311.5	109,667.3	188,501.7	329,625.1	1,067.6	(191.3)	2,163.5	2,738,084.0	3,897,346.3	4,795,964.6

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Rupees in million
		Consumer and commercial banking			Investment Banking			Insurance			Others			Total
Sr. No	Particulars	For the year ended 31.03.06	For the year ended 31.03.07	For the year ended 31.03.08	For the year ended 31.03.06	For the year ended 31.03.07	For the year ended 31.03.08	For the year ended 31.03.06	For the year ended 31.03.07	For the year ended 31.03.08	For the year ended 31.03.06	For the year ended 31.03.07	For the year ended 31.03.08	For the year ended 31.03.06	For the year ended 31.03.07	For the year ended 31.03.08
11	Unallocated assets [2]	..	..	..	..	..	..	..	..	..	..	..	..	31,776.0	46,000.9	60,201.3
12	Total assets (10) + (11)	..	..	..	..	..	..	..	..	..	..	..	..	2,769,860.0	3,943,347.2	4,856,165.9
13	Segment liabilities [3]	2,020,233.8	2,705,812.3	3,175,290.8	645,245.2	1,051,307.6	1,348,503.4	100,010.7	180,044.8	330,186.4	4,370.3	6,182.5	2,185.3	2,769,860.0	3,943,347.2	4,856,165.9
14	Unallocated liabilities	..	..	..	..	..	..	..	..	..	..	..	..	..	..	..
15	Total liabilities (13) + (14)	..	..	..	..	..	..	..	..	..	..	..	..	2,769,860.0	3,943,347.2	4,856,165.9

1.           Includes share of Net Profit of Minority Shareholders.
2.           Includes tax paid in advance / tax deducted at source (net), deferred tax asset (net) and early retirement option expenses not written off.
3.           Includes Share Capital and Reserve & Surplus.
4.           The figures reported are net of Inter-Company transactions.

Amounts presented in domestic operations revenues and domestic operations assets in the geographic segment disclosure in Schedule 19 A, Note 13, include revenues of overseas branches of the Bank amounting to Rs. 26,665.9 million (March 31, 2007: 20,272.7 million) and assets of overseas branches of the Bank amounting to Rs. 556,947.6 million (March 31, 2007: Rs. 406,911.1 million), respectively.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

19.	Employee Stock Option Scheme (“ESOS”)

A summary of Bank’s stock options outstanding as on March 31, 2008 is given below:

Particulars	Number of shares	Weighted- average exercise price	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year	13,187,783	442.50	-	-
Add: Granted during the year	4,956,300	938.41	-	-
Less: Lapsed during the year	1,037,218	582.51	-	-
Exercised during the year	1,468,713	379.34	-	-
Outstanding at the end of the year	15,638,152	596.32	7.83	2,706.7
Options exercisable	3,272,292	411.89	6.95	1,169.9

Total fair value of options vested for the year ended March 31, 2006, March 31, 2007 and March 31, 2008 is Rs. 154.7 million, Rs. 294.9 million and Rs. 660.4 million, respectively.

Total aggregate intrinsic value of option exercised for the year ended March 31, 2006, March 31, 2007 and March 31, 2008 is Rs. 1,491.3 million, Rs. 5,297.1 million and Rs. 996.8 million, respectively.

As of March 31, 2008, the total compensation cost related to non-vested awards not yet recognized is Rs. 1,187.3 million and the weighted-average period over which it is expected to be recognized is 2.71 years.

A summary of stock options exercisable as on March 31, 2008 is given below:

Range of exercise price (Rupees per share)	Number of shares	Weighted- average exercise price (Rupees)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
105-299	164,951	151.19	3.73	102.0
300-599	3,085,356	422.71	7.11	1,069.6
600-999	21,985	848.25	8.69	(1.7)

A summary of Bank’s unvested stock options outstanding as on March 31, 2008 is given below:

Particulars	Shares	Weighted-average fair value at grant date (Rupees)
Unvested at April 1, 2007	12,861,524	162.59
Granted	4,956,300	376.39
Vested	4,423,692	149.28
Forfeited (unvested)	1,028,272	221.04
Unvested at March 31, 2008	12,365,860	248.18

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The key assumptions used to estimate the fair value of options are given below:

	Year ended March 31,
	2006 -------------	2007 -------------	2008 -------------
Risk-free interest rate	6.40% to 7.20%	5.12% to 8.22%	7.12% to 8.11%
Expected life	3 to 6 years	3 to 6 years	2 to 6 years
Expected volatility	37.70%	36.34% to 41.03%	36.26 % to 38.01%
Expected dividend yield	2.0%	1.44% to 4.06%	1.07%

Risk-free interest rates over the expected term of the option are based on the Government securities yield in effect at the time of the grant.

The expected term of an option is estimated based on the vesting term as well as expected exercise behavior of the employees who receive the option.

Expected volatility during the estimated expected term of the option is based on historical volatility determined based on observed market prices of the Company's publicly traded equity shares.

Expected dividends during the estimated expected term of the option are based on recent dividend activity.

20.	Selected information from Indian GAAP financials

The income statement and balance sheet as per the format required by Regulation S-X for the period indicated are given below:

Rupees in million
	Year ended March 31,
	2006 -------------	2007 -------------	2008 -------------

Interest and dividend income	151,358.3	250,012.5	340,949.6
Interest expense	101,014.8	176,757.2	257,669.8
Net interest income	50,343.5	73,255.3	83,279.8
Provision for loan losses & others	8,320.8	22,389.9	29,447.4
Provision for investments	133.8	383.9	730.1
Net interest income after provision for loan losses and investments	41,888.9	50,481.5	53,102.3
Non-interest income	94,796.9	163,625.4	259,581.3
Non-interest expense	105,697.6	180,132.1	270,434.1
Income before equity in loss of affiliates, minority interest, income taxes	30,988.2	33,974.8	42,249.5
Equity in loss of affiliates
Less: Minority interest	(210.7)	(1,272.3)	(2,829.7)
Income before income taxes	31,198.9	35,247.1	45,079.2
Income tax expense/ (benefit)	6,998.0	7,640.8	11,096.8
Net income	24,200.9	27,606.3	33,982.4

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

	Year ended March 31,
	2006 --------------	2007 ----------------	2008 --------------
Earnings per equity share: (Rs.)
Basic	30.96	30.92	32.19
Diluted	30.64	30.75	32.00

Weighted average number of equity shares used in computing earnings per equity share (millions)
Basic	782	893	1,056
Diluted	790	898	1,062

Rupees in million
	Year ended March 31,
	2007	2008
Assets
Cash and cash equivalents [1]	396,891.3	453,286.8
Investments [2]	1,206,166.9	1,600,467.6
Loans, net	2,113,994.4	2,514,016.7
Property, plant and equipment [3]	43,401.5	46,783.6
Goodwill	624.0	630.5
Deferred tax asset (net)	7,659.1	17,280.5
Interest accrued, outstanding fees and other income	36,824.7	49,580.2
Assets held for sale	3,536.6	3,658.5
Other assets [4]	134,248.7	170,461.5
Total assets	3,943,347.2	4,856,165.9
Liabilities
Interest bearing deposits	2,271,636.1	2,520,036.4
Non-interest bearing deposits	214,500.2	249,795.9
Short-term borrowings and trading liabilities	182,882.5	235,897.3
Long-term debt	645,924.1	833,841.1
Redeemable preferred stock	3,500.0	3,500.0
Other liabilities	380,158.3	558,561.0
Total liabilities	3,698,601.2	4,401,631.7

Minority interest	5,095.6	7,311.9
Stockholders’ equity	239,650.4	447,222.3
Total liabilities and shareholders’ equity	3,943,347.2	4,856,165.9

1.	Includes cash and cash equivalents amounting to Rs. Rs.0.9 million given as security by way of pari passu charge towards long-term debt amounting to Rs. 950.0 million.
2.
Includes investments amounting to Rs. 3,318.0 million pledged as security towards short-term borrowings amounting to Rs. 3,139.0 million and investments amounting to Rs. 2,331.8 earmarked against redemption of preferred stock, which falls due for redemption on April 20, 2018, as per the original issue terms.

3.
Includes property, plant and equipment amounting to Rs.744.4 million pledged as security by way of second mortgage / charge and includes property, plant and equipment amounting Rs.60.6 million pledged as security by way of pari passu charge towards long-term debt amounting to Rs. 950.0 million.

4.	Includes other assets amounting to gross Rs. 557.2, net 542.4 million given as security by way of pari passu charge towards long-term debt amounting to Rs. 950.0 million.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The statement of stockholders’ equity for the year ended March 31, 2006, March 31, 2007 and March 31, 2008 are given below:

Rupees in million
	Equity Share Capital	Share Premium	Revenue and Other Reserves	Other Special reserves[1]

Balance as on April 1, 2005	7,367.7	40,005.1	37,263.2	38,106.0
Proceeds from issue of share capital	1,530.9	79,194.0	-	-
Additions during the year	-	-	17,420.3	20,258.9
Deductions during the year	(0.3)	(874.1)	(3,723.6)	(14,130.3)
Balance as on March 31, 2006	8,898.3	118,325.0	50,959.9	44,234.6

1.    Includes statutory reserve, special reserve, investment fluctuation reserve and capital reserve.

Rupees in million
	Equity Share Capital	Share Premium	Revenue and Other Reserves	Other Special reserves[1]

Balance as on April 1, 2006	8,898.3	118,325.1	50,959.9	44,234.6
Proceeds from issue of share capital	95.1	1,970.3	-	-
Additions during the year	-	-	1,562.1	17,194.6
Deductions during the year	-	(10.0)	(1,932.4)	(1,647.2)
Balance as on March 31, 2007	8,993.4	120,285.4	50,589.6	59,782.0

1.    Includes statutory reserve, special reserve, unrealized investment reserve, capital reserve and foreign currency translation reserve.

Rupees in million
	Equity Share Capital	Share Premium	Revenue and Other Reserves	Other Special reserves[1]

Balance as on April 1, 2007	8,993.4	120,285.4	50,589.6	59,782.0
Proceeds from issue of share capital	2,134.2	197,644.8	-	-
Additions during the year	-	-	8,952.5	14,080.9
Deductions during the year	0.9	5,280.2	4,131.6	5,827.9
Balance as on March 31, 2008	11,126.7	312,650.0	55,410.5	68,035.0

1.    Includes statutory reserve, special reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve and reserve fund.

The movement in profit and loss account for the year ended March 31, 2006, March 31, 2007 and March 31, 2008 are given below:

Rupees in million
	March 31, 2006	March 31, 2007	March 31, 2008

Balance at the beginning of the year	(908.8)	(2,435.6)	(73.7)
Additions during the year	24,200.9	27,606.3	33,982.3
Proposed dividend	(8,882.6)	(10,962.7)	(14,355.1)
Deductions during the year	(16,845.1)	(14,281.7)	(14,056.7)
Balance at the end of the year	(2,435.6)	(73.7)	5,496.8

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Supplementary information to the cash flow statement is given below:

Rupees in million
	Year ended March 31,
	2006	2007	2008
Conversion of loan to equity shares	597.4	807.0	1,002.1
Interest paid	99,870.3	170,152.4	252,057.1

The cash flow statement is in compliance with the requirements of IAS 7 – Cash Flow Statements.

21.	Estimated fair value of financial instruments

The Company’s financial instruments include non-derivative financial assets and liabilities as well as derivative instruments. Fair value estimates are generally subjective in nature, and are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. Quoted market prices are used, wherever available. In other cases, fair values are based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows and other factors. Changes in assumptions could significantly affect these estimates and the resulting fair values. Derived fair value estimates cannot necessarily be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate sale of the instruments.

Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Disclosure of fair values is not required for certain items such as investments accounted for under the equity method of accounting, obligations for pension and other post-retirement benefits, income tax assets and liabilities, property and equipment, pre-paid expenses, core deposit intangibles and the value of customer relationships associated with certain types of consumer loans, particularly the credit card portfolio, and other intangible assets. Accordingly, the aggregate fair value amounts presented do not purport to represent, and should not be considered representative of, the underlying market or franchise value of the Company. In addition, because of differences in methodologies and assumptions used to estimate fair values, the Company’s fair values should not be compared to those of other financial institutions.

The following describes the methods and assumptions used by the Company in estimating the fair values of financial instruments.

Cash and balances with banks and money at call and short notice

The carrying amounts reported in the balance sheet approximate fair values because a substantial amount of the portfolio has maturities of less than three months.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

established exchanges, and for which markets do not exist, estimates of fair value are based upon management’s review of the investee’s financial results, condition and prospects.

Advances

The fair values of commercial and consumer loans are estimated by discounting the contractual cash flows using appropriate interest rates including relevant credit spreads. The carrying value of certain other loans approximates fair value due to the short-term nature of these loans.

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

Borrowings

The fair value of the Company’s debt is estimated by discounting future contractual cash flows using appropriate interest rates and credit spreads. The carrying value of certain other borrowings approximates fair value due to the short-term nature of these borrowings.

A listing of the fair value by category of financial assets and financial liabilities is set out below:

Rupees in million
	As of March 31, 2007		As of March 31, 2008
	Carrying value	Estimated fair value	Carrying value		Estimated fair value

Financial assets
Cash and balances with Reserve Bank of India	192,410	192,410	298,008		298,008
Balances with banks and money at call and short notice	204,480	204,480	155,279		155,279
Investments	1,206,166	1,210,974	1,600,468		1,596,995
Advances	2,113,994	2,080,408	2,514,017		2,471,881
Other assets	68,950	68,950	170,690		170,690
Total	3,786,000	3,757,222	4,738,462		4,692,843

Financial liabilities
Interest-bearing deposits	2,271,636	2,268,161	2,520,036		2,529,579
Non-interest-bearing deposits	214,500	214,500	249,796		249,796
Borrowings[1]	828,807	799,176	1,073,238	[2]	1,042,497	[2]
Other liabilities and provisions	365,211	365,211	537,019		537,019
Total	3,680,154	3,647,048	4,380,089		4,358,891

1.	Includes subordinated debt classified under schedule 5 of consolidated financial statements.
2.	Includes preference share capital.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

22.	Differences between Indian GAAP and US GAAP

The consolidated financial statements of the Company are prepared in accordance with Indian GAAP, which differs, in certain significant aspects from US GAAP.

The following tables summarize the significant adjustments to consolidated net income and stockholders’ equity which would result from the application of US GAAP:

1.	Net income reconciliation

Rupees in million
	Note	Year ended March 31,
		2006	2007	2008
Consolidated profit after tax as per Indian GAAP		24,200.9	27,606.3	33,982.3

Adjustments on account of:

Allowance for loan losses	(a)	(5,214.7)	300.3	(4,404.7)

Business combinations	(b)	(1,051.2)	(981.2)	(767.5)

Consolidation	(c)	277.5	2,801.8	6,167.9

Valuation of debt and equity securities	(d)	537.8	2,467.3	(1,506.1)

Amortization of fees and costs	(e)	3,158.9	(2,336.4)	(4,842.4)

Accounting for derivatives	(f)	(154.4)	590.3	2,348.0

Accounting for compensation costs	(g)	-	(827.5)	(1,869.9)

Accounting for securitization	(h)	-	1,431.4	276.6

Deferred tax benefit/ (expense)	(i)	(1,714.5)	654.6	3,286.0

Others	(j)	-	(436.1)	440.9

Total impact of all adjustments		(4,160.6)	3,664.5	(871.2)

Net income as per US GAAP		20,040.3	31,270.8	33,111.1

Basic earnings per share

Indian GAAP (consolidated)		30.96	30.92	32.19

US GAAP		25.64	35.02	31.37

Diluted earnings per share

Indian GAAP (consolidated)		30.64	30.75	32.00

US GAAP		25.34	34.79	30.87

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

2.	Stockholders’ equity reconciliation
Rupees in million
	Note	As on March 31,
		2007	2008

Consolidated net worth as per Indian GAAP [1]		239,576.7	447,222.1

Adjustments on account of:

Allowance for loan losses	(a)	(19,733.7)	(24,138.4)

Business combinations	(b)	(1,642.8)	3,576.5

Consolidation	(c)	1,587.6	7,699.5

Valuation of debt and equity securities	(d)	(6,816.1)	(102.8)

Amortization of fees and costs	(e)	5,052.7	82.7

Accounting for derivatives	(f)	615.6	2,963.6

Accounting for compensation costs	(g)	1,056.0	924.9

Accounting for securitization	(h)	1,431.4	1,707.9

Deferred taxes	(i)	9,767.9	11,039.0

Others	(j)	(436.1)	6.2

Proposed dividend	(k)	10,521.0	13,773.7

Total impact of all adjustments		1,403.5	17,532.8

Stockholders’ equity as per US GAAP		240,980.2	464,754.9

1.
Excludes preference share capital of Rs. 3,500.0 million (March 31, 2007: Rs. 3,500.0 million) and debit balance in profit and loss account of Rs. Nil (March 31, 2007: Rs. 73.6 million), included under Other Assets.

a)           Allowance for loan losses

The differences in the allowance for loan losses between Indian GAAP and US GAAP are primarily on account of:

i)
Differences in the discount rates and cash flows used for computing allowances created on restructured assets including allowances on certain loans transferred to an asset reconstruction company not accounted for as sale under US GAAP. The loss on assets transferred to an asset reconstruction company are included under allowance for loan losses under US GAAP whereas under Indian GAAP, these are netted off from the security receipts received as consideration for sale as the transfer of these loans is treated as a sale under Indian GAAP.

ii)	Allowances for loan losses created on other impaired loans made in accordance with Statement No. 5 on “Accounting for Contingencies” and Statement No. 114 on “Accounting by Creditors for

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Impairment of a Loan” issued by the Financial Accounting Standard Board (“FASB”) under US GAAP and prescriptive provisioning on non-performing loans as per Reserve Bank of India (“RBI”) guidelines under Indian GAAP.

iii)
Allowances made for credit losses on the performing portfolios based on the estimated probable losses inherent in the portfolio under US GAAP and prescriptive provisioning norms for standard assets as per RBI norms under Indian GAAP.

The guidelines on provisioning for loan losses under Indian GAAP are as follows:

Classification	Provisioning

Standard loans
As per the RBI guidelines issued in September 2005, banks were required to make a general provision at 0.4% on standard loans (excluding loans to the agricultural sector and to small and medium enterprises at 0.25%).

In May 2006, the general provisioning requirement for personal loans, loans and advances qualifying as capital market exposure, residential housing loans beyond Rs. 2.0 million and commercial real estate was further increased to 1.0% from 0.4%. In January 2007, the general provisioning requirement for personal loans, credit card receivables, loans and advances qualifying as capital market exposure, commercial real estate and advances to non-deposit taking systematically important non-banking financial companies (NBFCs) was increased to 2%.

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

Under US GAAP, larger balance, non-homogenous exposures representing significant individual credit exposures (both funded and non-funded), are evaluated on the basis of borrower’s overall financial

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

condition, resources and payment record and the realizable value of any collateral. This estimate considers all available evidence including the present value of the expected future cash flows discounted at the loan’s contractual effective rate and the fair value of collateral. Allowances recognized on account of reductions of future interest rates as a part of troubled debt restructurings are accreted as a credit to the provision for loan losses over the tenor of the restructured loan. Each portfolio of smaller-balance, homogenous loans, including consumer mortgage, installment, revolving credit and most other consumer loans is individually evaluated for impairment. The allowance for loan losses attributed to these loans is established via a process that includes an estimate of probable losses inherent in the portfolio, based upon various statistical analysis.

Under US GAAP, the allowance for loan losses for restructured loans is created by discounting expected cash flows at contracted interest rates, unlike Indian GAAP, under which current interest rates are used.

Under US GAAP, the allowances on the performing portfolios are based on the estimated probable losses inherent in the portfolio. The allowances on the performing portfolios are established after considering historical and projected default rates and loss severities.

Under Indian GAAP, in respect of non-performing loan accounts subjected to restructuring, the account is upgraded to standard category if the borrower demonstrates, over a minimum period of one year, the ability to repay the loan in accordance with the contractual terms. However, the process of up gradation under US GAAP is not rule-based and the timing of up gradation may differ across individual loans.

During fiscal years 2006, 2007 and 2008, the Company transferred certain impaired loans to borrower specific funds/trusts managed by an asset reconstruction company against the issuance of security receipts by the funds/trusts. The funds/trusts have been set up by the asset reconstruction company under enacted debt recovery legislation in India and aim to improve the recoveries of banks from non-performing assets by aggregating lender interests and speeding up enforcement of security interest by lenders. While under Indian GAAP the entire transfer was recognized as a sale, under US GAAP these transfers are not recognized as a sale due to the following reasons:

•	Certain transfers did not qualify for sale accounting under Statement No. 140 on “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”.

•
Certain transfers qualified for sale accounting but were impacted by FASB Interpretation No. 46 on “Consolidation of Variable Interests” (FIN 46)/FASB Interpretation No 46(R) (FIN 46(R)). The funds/trusts to which these loans have been transferred are variable interest entities within the definition contained in FIN 46(R). As the Bank is the “Primary Beneficiary” of certain funds/trusts, it is required under US GAAP to consolidate these entities.

The difference in aggregate allowances for loan losses between Indian GAAP and US GAAP for the fiscal years 2006, 2007 and 2008 as attributable to the reconciling items is given in the table below:

Rs. in million
Reconciling items	Year ended March 31,
	2006	2007	2008
Differences due to provision on loans classified as troubled debt restructuring under US GAAP (includes cases transferred to asset reconstruction company)	(2,047.2)	(547.6)	1,487.9

Differences due to provisions on loans classified as other impaired under US GAAP	(5,037.5)	(4,462.1)	(6,526.5)

Differences due to provisions created on performing assets	1,870.0	5,310.0	633.9

Total difference in allowance for loan losses	(5,214.7)	300.3	(4,404.7)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

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

Under US GAAP subsequent to the adoption of Statement No. 142, the Company does not amortize goodwill and intangibles with infinite life but instead tests the same for impairment at least annually. The annual impairment test under Statement No. 142 does not indicate an impairment loss for fiscal 2008.

Under US GAAP intangible assets are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period.

The estimated useful lives of intangible assets is as follows:

No. of years
Customer-related intangibles	10
Other intangibles	3 to 5

In fiscal 2008, the Company recorded goodwill under US GAAP of Rs. 5,465.9 million and intangible assets of Rs. 1,175.0 million in relation to the acquisition of The Sangli Bank for a consideration of Rs. 2,964.2 million. The revenue and total assets of the acquired company is immaterial to the consolidated results of operations and financial position of the Company. The fair values of the net assets of The Sangli Bank as on the date of merger are as follows:

Rs. in million
Particulars
Assets
Cash and balances with RBI	999.6
Balances with banks and money at call and short notice	1,362.9
Investments	7,362.2
Advances	1,973.1
Fixed Assets	811.6

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Other Assets	597.8
Total Assets	13,107.2

Liabilities
Deposits	13,129.2
Borrowings	8.8
Other Liabilities and Provisions	2,987.6

Total Liabilities	16,125.6

Net Assets	(3,018.4)

c)           Consolidation

The differences on account of consolidation are primarily on account of:

i)	Consolidation of insurance subsidiaries.

ii)	Equity affiliates and majority owned subsidiaries.

iii)	Variable interest entities.

Under Indian GAAP, the Company has not consolidated certain entities in which control is intended to be temporary. However, under US GAAP, these entities have been consolidated in accordance with Statement No. 94 on “Consolidation of majority owned subsidiaries” which requires consolidation of such entities.

Under Indian GAAP, consolidation is required only if there is ownership of more than one-half of the voting power of an enterprise or control of the composition of the board of directors in the case of a group or of the composition of the governing body in case of any other enterprise.

However, under US GAAP, the Company is required to consolidate entities deemed to be Variable Interest Entities (VIEs) where the Company is determined to be the primary beneficiary under FIN 46(R).

The Company’s venture capital subsidiary is involved with entities that may be deemed VIEs. The FASB permitted non-registered investment companies to defer consolidation of VIEs with which they are involved until the proposed Statement of Position on the clarification of the scope of the Investment Company Audit Guide is finalized. Following issuance of the Statement of Position, the FASB will consider further modification to FIN 46(R) to provide an exception for companies that qualify to apply the revised Audit Guide. Following issuance of the revised Audit Guide and further modification, if any, to FIN 46(R), the Company will assess the effect of such guidance on its venture capital business.

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

The significant differences between Indian GAAP and US GAAP in case of our life insurance subsidiary are given below:

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Rupees in million
Reconciling items	Year ended March 31,
	2006	2007	2008
Loss as per Indian GAAP	(1,879)	(6,489)	(13,951)
Adjustments on account of:
Amortization of deferred acquisition costs	5,660	7,729	24,365
Actuarial reserves on lapsed policies	-	968	2,333
Compensation costs	(72)	(44)	(113)
Difference in statutory reserve and unallocated policyholders’ surplus	(5,016)	(4,792)	(18,985)
Un-realized (loss)/gain on trading portfolio of participating funds	808	(605)	833
Deferred taxes	(597)	(126)	(532)
Others	(3)	(3)	(3)
Loss as per US GAAP	(1,099)	(3,362)	(6,053)

The aforesaid differences in respect of our life insurance subsidiary are described below:

i) Amortization of deferred acquisition costs

Under Indian GAAP, acquisition cost is charged to the revenue account in the year in which it is incurred whereas under US GAAP, the same is deferred over the policy term. Under US GAAP, expenses that vary with and are primarily related to the acquisition of new business are carried as deferred acquisition cost. This deferred acquisition cost is written off over the premium payment term for Statement No. 60 products and over the estimated gross profits (“EGP”) for Statement No. 97 products.

ii) Actuarial reserves on lapsed policies

Under US GAAP, certain actuarial reserves on lapsed policies created in earlier years are released through the profit and loss account. The release of such actuarial reserves have been accounted as funds for future appropriations as a balance sheet item under Indian GAAP in accordance with the instructions received from the Insurance Regulatory and Development Authority for the year ended March 31, 2008.

iii) Compensation costs

It primarily represents the differences in the method followed for accounting of employee stock options. Under Indian GAAP, stock compensation costs are accounted for using the intrinsic value method as compared to US GAAP where the compensation costs have been accounted for at the fair value method in accordance with the requirement of Statement No. 123(R).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

iv) Differences in statutory reserve and unallocated policyholders’ surplus

Reserves under Indian GAAP are held as per the requirements of the Insurance Regulatory and Development Authority and the Actuarial Society of India. Accordingly, the reserves are computed using the Gross Premium Method (reserves are computed as the present value of future benefits including future bonuses and the present value of expenses including overheads and are net of the present value of future total premiums, paid by policyholders). Reserves under US GAAP are valued using the Modified Net Premium Method as per the valuation norms prescribed under US GAAP. The liability consists of two parts, namely, policy reserves (comprising benefit reserve and maintenance expense reserve) and deferred premium liability.

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

Unallocated policyholders’ surplus represents amounts to be set aside for policyholders under participating products as required under US GAAP.

v) Un-realized loss / (gain) on trading portfolio of participating funds

Under Indian GAAP, accounting for investments is in accordance with the guidelines issued by the Insurance Regulatory and Development Authority, which do not allow the unrealized gain to be routed through the revenue account except in the case of linked businesses. Under US GAAP, as per the requirements of Statement No. 115 on “Accounting for Certain Investments in Debt and Equity Securities” unrealized loss/(gain) on investments classified as held for trading is taken to the revenue account.

The details of the significant differences between Indian GAAP and US GAAP for the general insurance subsidiary are given below:

Rupees in million
Reconciling items	Year ended March 31,
	2006	2007	2008
Profit as per Indian GAAP	503	684	1,029
Adjustments on account of:
Provision for reinsurance commission	(480)	(1,304)	(956)
Amortization of deferred acquisition costs	423	931	420
Premium deficiency	(87)	(215)	341

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Compensation costs	-	(39)	(46)
Deferred taxes	55	211	79
Others	(19)	-	8
Profit as per US GAAP	395	268	875

The aforesaid differences in respect of our general insurance subsidiary are described below:

i)           Provision for reinsurance commission

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

ii)           Amortization of deferred acquisition costs

Under Indian GAAP, acquisition cost is charged as expense to the revenue account in the year in which it is incurred whereas under US GAAP the same is capitalized and charged to expense in proportion to premium revenue recognized.

iii)          Premium deficiency

Under Indian GAAP, premium deficiency is recognized if the sum of the expected claims costs, related expenses and maintenance costs exceeds related unearned premiums. Indian regulations require assessment and recognition of premium deficiency under “Fire”, “Marine” and “Miscellaneous” segments of business and not under each line of businesses in the revenue account. Under US GAAP a premium deficiency relating to short-term insurance contracts indicates a probable loss. A premium deficiency for each line of business is assessed and recognized in the revenue account if the sum of expected claim costs and claim adjustment expenses, expected dividends to policyholders, un-amortized acquisition costs and maintenance costs exceeds related unearned premiums.

A premium deficiency is recognized by first charging un-amortized acquisition costs to expense to the extent required to eliminate the deficiency. If the premium deficiency is greater than un-amortized acquisition costs, a liability for the excess deficiency is required to be accrued.

iv)           Compensation costs

Under Indian GAAP, stock compensation costs are accounted for by the intrinsic value method as compared to US GAAP where the compensation costs have been accounted for at the fair value method in accordance with the requirement of Statement No 123(R).

d)           Valuation of debt and equity securities

Under Indian GAAP, net unrealized gains on investments by category are ignored, except for the venture capital investments wherein the unrealized gains and losses are transferred to Reserves and Surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Under US GAAP, unrealized gains or losses on trading assets are recognized in the profit and loss account and unrealized gains or losses on securities classified as “available for sale” are recognized in “Accumulated Other Comprehensive Income” under stockholders’ equity. Under Indian GAAP, unrealized gains and temporary losses on investments of venture capital subsidiaries are recognized in Reserves and Surplus. Under US GAAP, unrealized gains or losses on investments of venture capital subsidiaries are recognized in the profit and loss account.

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

Costs

ICICI Bank Limited had implemented an Early Retirement Option Scheme 2003 (“ERO”) for its employees in July 2003. All employees who had completed 40 years of age and seven years of service with the Bank (including period of service with entities amalgamated with the Bank) were eligible for the ERO. The ex-gratia payments under ERO, termination benefits and leave encashment in the excess of the provision made (net of tax benefits), aggregating to Rs. 1,910.0 million are being amortized under Indian GAAP over the period of five years commencing August 1, 2003. Under US GAAP, the same has been accounted in accordance with the provisions of Statement No. 87 on “Employers' Accounting for Pensions” and Statement No. 88 on “Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”. Accordingly under US GAAP, this amount was expensed in fiscal 2004.

f)           Accounting for derivatives

Under Indian GAAP, the interest rate and exchange rate risks on some on-balance sheet assets and liabilities are hedged through swap contracts. The impact of such derivative instruments is correlated with the movement of underlying assets and accounted for on accrual basis, in accordance with RBI guidelines.

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

Under US GAAP, the Company has designated certain derivatives as fair value hedges of certain interest-bearing assets and liabilities under Statement No. 133. At the inception of a hedge transaction, the Company formally documents the hedge relationship and the risk management objective and strategy for undertaking the hedge. This process includes identification of the hedging instrument, hedged item, risk being hedged and the methodology for assessing effectiveness and measuring ineffectiveness of the hedge. In addition, the Company assesses both at the inception of the hedge and on an ongoing basis, whether the derivative used in the hedging transaction is effective in offsetting changes in fair value or cash flows of the hedged item, and whether the derivative is expected to continue to be highly effective. The Company assesses the effectiveness of the hedge instrument at inception and continually on a quarterly basis.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

g)           Accounting for compensation cost

Under US GAAP, the Financial Accounting Standards Board issued FASB Statement No 123 (revised 2004) on “Share-Based Payment”, which is a revision of FASB Statement No 123 on “Accounting for Stock-Based Compensation”. Statement No. 123(R) supersedes APB Opinion No. 25 on “Accounting for Stock issued to Employees” and amends FASB Statement No. 95 on “Statement of Cash flows”. The approach in Statement No. 123(R) is generally similar to the approach in Statement No. 123. However, Statement No. 123(R) requires all share-based payments to employees, including grants of employee stock options to be recognized in the income statement based on their fair values.

The Company adopted the modified prospective method in which compensation cost is recognized in the previous year based on the requirements of Statement No. 123(R), for all the share-based payments granted after April 1, 2006 and based on the requirements of Statement No. 123 for all awards granted to employees prior to April 1, 2006 that remain unvested. Under Indian GAAP, the Company follows the intrinsic value method to account for its stock-based employees’ compensation plans. Compensation cost is measured by the excess, if any, of the fair market price, of the underlying stock over the exercise price on the grant date.

Under US GAAP, compensated absences are accounted for on an accrual basis. Under Indian GAAP, till March 31, 2006 compensated absences were also accounted on accrual basis, based on the basic salary of the employee, computed on actuarial basis. During the year ended March 31, 2007, the Institute of Chartered Accountants of India issued Accounting Standard (“AS”) 15 (revised) on “Employee Benefits”, which is a revision of AS-15, on “Employee Benefits”. As per AS-15(R), in addition to certain other changes, the Company was required to account for the provision for leave encashment based on an employees’ cost to the Company instead of the basic salary, at which leaves can be encashed. AS-15(R) allowed an adjustment to the opening reserves for the difference in liability arising on account of retirement benefit at March 31, 2006.

Fringe benefit tax on ESOS

Under Indian GAAP, fringe benefit tax (FBT) recovered from employees is recorded as an offset against the corresponding expenses. Under US GAAP, the effect of FBT is considered in determining the fair value of the award on the grant date.

The weighted average fair value of options granted during the year ended March 31, 2008, after considering FBT is Rs. 309.62 and the weighted average fair value of options granted during the year ended March 31, 2007 and March 31, 2006 is Rs. 215.37 and Rs. 130.32 respectively.

Carried interest

The Company accounts for carried-interest obligations of certain investment funds that are consolidated by the Company as liability awards in terms of Statement No.123(R). Under Indian GAAP, these expenses are recognized in the profit and loss account when the proceeds from the underlying investments are realized and certain conditions are met. Under US GAAP, the expenses are included in net income during the service period.

h)           Accounting for securitization

Under US GAAP, the Company accounts for gain on sale of loans securitized (including float income) at the time of sale in accordance with Statement No. 140 on “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”. As per Statement No. 140, any gain or loss on the sale of the financial asset is accounted for in the income statement at the time of the sale. Under Indian GAAP,

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

with effect from February 1, 2006, net income arising from securitization of loan assets is accounted for over the life of the securities issued or to be issued by the special purpose vehicle/special purpose entity to which the assets are sold.

i)            Deferred taxes

The differences in the accounting for deferred taxes are primarily on account of:

i)	Tax impact of all US GAAP adjustments.

ii)
Deferred taxes created on undistributed earnings of subsidiaries and affiliates under US GAAP. Deferred taxes are not required to be created on undistributed earnings of subsidiaries and affiliates under Indian GAAP.

iii)
Under Indian GAAP, deferred tax assets or liabilities are created based on substantively enacted tax rates, whereas under US GAAP, these are created on enacted tax rates in force at the balance sheet date.

j)            Others

Others include gains realized on redemption of certain venture capital units. The same was recognized as a gain during previous year under Indian GAAP but not under US GAAP as consideration other than beneficial interest was not received.

k)           Dividend

Under US GAAP, dividends on common stock and the related dividend tax are recognized in the year of approval by the Board of Directors. Under Indian GAAP, dividends on common stock and the related dividend tax are recognized in the year to which it relates.

23.	Notes under US GAAP

1.	Additional information required under US GAAP

a.            Equity affiliates

Under US GAAP the Company accounts for its ownership interest in ICICI Prudential Life Insurance Limited (“ICICI Prulife”) and ICICI Lombard General Insurance Company Limited (“ICICI Lombard”) by the equity method of accounting because of substantive participative rights held by the minority shareholders.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The summarized balance sheets and statements of operations of these entities as of and for the years ended March 31, 2007 and March 31, 2008 is set out below:

Rupees in million
Balance sheet	As of March 31,
	2007		2008
	ICICI Prulife	ICICI Lombard	ICICI Prulife	ICICI Lombard

Cash and cash equivalents	5,451.7	2,389.7	7,430.2	1,535.8
Securities	23,065.9	15,552.3	34,387.5	22,499.1
Assets held to cover linked liabilities	130,762.7	-	244,568.2	-
Other assets	24,176.4	13,291.7	54,358.0	14,312.2
Total assets	183,456.7	31,233.7	340,743.9	38,347.1

Provision for linked liabilities	130,762.7	-	244,568.2	-
Other liabilities	42,035.4	22,940.9	74,597.4	28,685.4
Stockholders’ equity	10,658.6	8,292.8	21,578.3	9,661.7
Total liabilities and stockholders’ equity	183,456.7	31,233.7	340,743.9	38347.1

Rupees in million
Statement of income	Year ended March 31,
	2007		2008
	ICICI Prulife	ICICI Lombard	ICICI Prulife	ICICI Lombard

Interest income	9,590.9	866.6	6,479.6	1,702.2
Interest expense	-	-	-	-
Net interest income	9,590.9	866.6	6,479.6	1,702.2
Insurance premium	79,116.2	10,669.3	135,585.7	15,671.8
Other non-interest income	2,941.5	2,026.4	24,261.8	1,293.3
Non-interest expense	(95,313.1)	(13,387.3)	(173,328.0)	(17,598.0)
Income tax (expense)/ benefit	302.6	93.1	948.4	(194.6)
Net income/(loss)	(3,361.9)	268.1	(6,052.5)	874.7

The retained earning of the equity affiliates (3i Infotech Ltd and Firstsource Solutions Ltd) held by the Company as on March 31, 2008 and March 31, 2007 is set out below:

Rupees in million
	As of March 31
	2007		2008
	3i Infotech	First Source	3i Infotech	First Source

Retained Earning	(49.9)	224.2	281.7	539.2
Total Retained Earning	(108.8)	896.8	712.4	2,170.8
% Holding	45.9%	25.0%	39.6%	24.8%

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

b. Goodwill and intangible assets

A listing of goodwill and intangible assets, by category under US GAAP is set out below:

Rupees in million
	As of March 31,
	2007	2008

Goodwill	2,713.7	8,179.6
Accumulated amortization	(54.0)	(54.0)
Goodwill, net	2,659.7	8,125.6

Customer-related intangibles	5,470.0	6,645.0
Accumulated amortization	(2,735.0)	(3,467.4)
Customer related intangibles, net	2,735.0	3,177.6

Asset management and advisory intangibles[1]	367.0	367.0

Other intangibles	47.0	47.0
Accumulated amortization	(47.0)	(47.0)
Other intangibles, net	-	-
Goodwill and intangible assets, net	5,761.7	11,670.2
1.	With indefinite life.

The following table presents the changes in goodwill under US GAAP.

Rupees in million
	As of March 31,
	2007	2008

Opening balance	8,603.8	2,659.7
Goodwill relating to acquisitions consummated during the period	-	5,465.9
Goodwill transferred on change to equity method accounting of certain previously fully consolidated entities[1]	(5,944.1)	-
Closing balance	2,659.7	8,125.6
1.	Certain entities which were subsidiaries at the commencement of the year are classified as equity method investees at year end because of dilution of share holding during the year.

The following table presents the changes in intangible assets under US GAAP.

Rupees in million
	As of March 31,
	2007	2008

Opening balance	5,991.1	5,991.1
Accumulated amortization	(3,014.5)	(3,746.9)
Intangible assets transferred on change to equity method accounting for certain previously fully consolidated entities[1]	(241.6)	(241.6)
Intangible assets relating to acquisitions	-	1,175.0

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Rupees in million
	As of March 31,
	2007	2008

Other intangibles	47.0	47.0
Accumulated amortization	(47.0)	(47.0)
Closing balance	2,735.0	3,177.6
1.	Certain entities which were subsidiaries at the commencement of the year are classified as equity method investees at year end because of dilution of share holding during the year.

The estimated amortization schedule for intangible assets under US GAAP, on a straight line basis, for the next five years is set out below:

Rupees in million
Year ended March 31
2009	732.4
2010	732.4
2011	635.4
2012	635.4
2013	88.4
Thereafter	353.6
Total	3,177.6

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

In respect of the parent company, the gratuity benefit is provided to the employee either through a fund administered by a Board of Trustees and managed by Life Insurance Corporation of India (LIC) and through ICICI Prudential Life Insurance Company Limited. The Company is responsible for settling the gratuity obligation through contributions to the fund.  The plan is fully funded.

In respect of the remaining entities within the group, the gratuity benefit is provided through annual contributions to a fund administered and managed by LIC and ICICI Prudential Life Insurance Company Limited. Under this scheme, the settlement obligation remains with the Company, although LIC and ICICI Prudential Life Insurance Company Limited administer the scheme and determine the contribution premium required to be paid by the Company.

The following table sets forth the funded status of the plans and the amounts recognized in the financial statements.

Rupees in million
	As of March 31,
	2007	2008

Change in benefit obligations
Projected benefit obligations at beginning of the year	1,145.8	981.4
Adjustment due to change to equity method accounting for certain previously fully consolidated entities	(111.8)	-

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Rupees in million
	As of March 31,
	2007	2008

Obligations assumed on acquisition	-	-
Service cost	234.9	225.1
Interest cost	80.5	97.5
Plan amendments	-	96.4
Benefits paid	(96.5)	(148.1)
Actuarial (gain)/loss on obligations	(271.5)	55.8
Projected benefit obligations at the end of the year	981.4	1,308.1
Change in plan assets
Fair value of plan assets at beginning of the year	850.5	940.9
Adjustment due to change to equity method accounting for certain fully consolidated entities earlier	(31.0)	-
Fair value of plan assets acquired on acquisition	-	-
Actual return on plan assets	48.3	101.1
Employer contributions	169.6	281.3
Benefits paid	(96.5)	(148.1)
Plan assets at the end of the year	940.9	1,175.2

Funded status	(40.5)	(132.9)
Unrecognized actuarial loss	-	-
Unrecognized transitional obligation	-	-
Unrecognized prior service cost	-	-
Net amount recognized	(40.5)	(132.9)

Accumulated benefit obligation at year end	441.8	572.4

The components of the net gratuity cost are set out below:

Rupees in million
	Year ended March 31,
	2006	2007	2008

Service cost	214.0	234.9	225.1
Interest cost	69.8	80.5	97.5
Expected return on assets	(59.4)	(65.6)	(75.3)
Amortization of transition asset/liability	(1.0)	(1.1)	0.5
Amortization of prior service cost	5.7	4.7	4.7
Actuarial (gain)/loss	(7.2)	9.1	1.5
Curtailment (gain)/ loss	-	-	-
Net gratuity cost	221.9	262.5	254.0

The discount rate for the corresponding tenure of obligations for gratuity is selected by reference to local government bond rates with a premium added to reflect the additional risk for AA rated corporate bonds.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Weighted average assumptions used to determine net periodic benefit cost for the period are given below:

	As of March 31,
	2006	2007	2008

Discount rate	8.0%	10.1%	10.1%
Rate of increase in the compensation levels	7.0%	7.0%	7.0%
Rate of return on plan assets	7.5%	7.5%	7.5%

Weighted average assumptions used to determine benefit obligations are given below:

	As of March 31,
	2007	2008

Discount rate	10.1%	10.1%
Rate of increase in the compensation levels	7.0%	7.0%

As of March 31, 2008 and 2007, there are no plan assets that are invested in debt securities of the Company.

Plan Assets

The Company determines its assumptions for the expected rate of return on plan assets based on the expected average long-term rate of return over the next 15 to 20 years on the types of investments prescribed as per statutory pattern of investment.

The Company’s asset allocation for the gratuity at the end of the year ended March 31, 2008 and March 31, 2007 and the target allocation for year ending March 31, 2009 by asset category based on fair values are as follows.

Asset Category	Post-retirement asset at March 31, 2007	Post-retirement asset at March 31, 2008	Target asset allocation 2009
Debt Securities	0%	0%	0%
Other investments	100%	100%	100%
Total	100%	100%	100%

The plan assets primarily consist of investments made in insurer managed funds.

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

Investment strategy for plan assets maintained by Life Insurance Corporation of India (LIC)

LIC administers the plan fund and it independently determines the target allocation by asset category. The selection of investments and the asset category is determined by LIC. LIC’s strategy is to invest in a prudent

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

manner to produce a return that will enable the fund to meet the required benefit obligations. The insurance industry in the country is highly regulated and the LIC, which is owned by the Government of India, functions within regulated investment norms. As such, while the return on investments is subject to market interest rate and other risks, no untoward losses are expected to the plan assets. No such events have occurred in the history of operations of the fund.

The benefit expected to be paid in each of the next five fiscal years and in the next five fiscal years thereafter is as follows.

   Rupees in million
Expected company contributions to the fund during the year ended March 31, 2009	39.0
Expected benefit payments from the fund during year ended March 31,
2009	59.5
2010	64.8
2011	95.5
2012	125.5
2013	172.1
Thereafter	1,385.7

Pension

The Company provides for pension, a deferred retirement plan covering certain employees. The plan provides for a pension payment on a monthly basis to these employees on their retirement based on the respective employee’s salary and years of employment with the Company. Employees covered by the pension plan are not eligible for benefits under the provident fund plan, a defined contribution plan. The pension plan pertained to the employees of erstwhile Bank of Madura, which was acquired with effect from April 2003. Erstwhile Bank of Madura employees have a separate pension fund which is managed in-house and the liability is totally funded as per the valuation arrived by the actuary. The pension payments to retired employees of erstwhile Bank of Madura employees are being administered by ICICI Prudential Life Insurance Company Limited, for whom the Bank has purchased master annuity policies.

The following table sets forth the funded status of the plan and the amounts recognized in the financial statements.

Rupees in million
	As of March 31,
	2007	2008
Change in benefit obligations
Projected benefit obligations at beginning of the year	1,009.1	859.6
Service cost	6.4	4.2
Interest cost	78.1	83.3
Benefits paid	(63.3)	(774.8)
Curtailment and settlement (gain)/loss	-	62.9
Actuarial (gain)/loss on obligations	(170.7)	79.7
Projected benefit obligations at the end of the year	859.6	314.9
Change in plan assets
Fair value of plan assets at beginning of the year	1,229.5	988.5
Actual return on plan assets	(183.5)	(12.2)
Employer contributions	5.8	64.9

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Rupees in million
	As of March 31,
	2007	2008

Benefits paid	(63.3)	(774.8)
Plan assets at the end of the year	988.5	266.4

Funded status	128.9	(48.5)
Unrecognized actuarial loss/(gain)	-	-
Net amount recognized	128.9	(48.5)

Accumulated benefit obligation at year end	819.2	267.7

The components of the net pension cost are set out below:

     Rupees in million
	Year ended March 31,
	2006	2007	2008

Service cost	8.9	6.4	4.2
Interest cost	74.1	78.1	83.3
Expected return on assets	(84.7)	(90.1)	(71.7)
Curtailment and Settlement (gain) / loss	-	-	62.9
Actuarial (gain) / loss	(1.2)	(5.9)	(0.2)
Net pension cost	(2.9)	(11.5)	78.5

The discount rate for the corresponding tenure of obligations for pension is selected by reference to local government bond rates with a premium added to reflect the additional risk for AA rated corporate bonds.

Weighted average assumptions used to determine net periodic benefit cost for the period are given below:

	As of March 31,
	2006	2007	2008

Discount rate	8.0%	10.1%	10.1%
Rate of increase in the compensation levels	7.0%	7.0%	7.0%
Rate of return on plan assets	7.5%	7.5%	7.5%
Pension increases	3.0%	3.0%	3.0%

Weighted average assumptions used to determine benefit obligations are given below:

	As of March 31,
	2006	2007	2008

Discount rate	8.0%	10.1%	10.1%
Rate of increase in the compensation levels	7.0%	7.0%	7.0%
Pension increases	3.0%	3.0%	3.0%

Plan Assets

The Company determines its assumptions for the expected rate of return on plan assets based on the expected average long-term rate of return over the next 15 to 20 years on the types of investments prescribed as per statutory pattern of investment.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The Company’s asset allocation for the pension at the end of the year ended March 31, 2007 and March 31, 2008 and the target allocation for year ending March 31, 2009 by asset category based on fair values are as follows.

	Pension assets at March 31,	Pension assets at March 31,	Target asset allocation
Asset Category	2007	2008	2009
Debt Securities	100%	100%	100%
Other investments	0%	0%	0%
Total	100%	100%	100%

The plan assets are maintained through a fund administered and managed by a Board of Trustees for existing employees and ICICI Prudential Life Insurance Company Limited for retired employees.

The investment strategy of the Company is to invest in a prudent manner for providing benefits to the participants of the scheme. The strategies are targeted to produce a return that, when combined with the Company’s contribution to the funds will maintain the fund’s ability to meet all required benefit obligations. Risk is reduced by investment in GOI securities or relatively low-risk securities.

The benefit expected to be paid in each of the next five fiscal years and thereafter is as follows.

Rupees in million
Expected company contributions to the fund during the year ended March 31, 2009	15.0
Expected benefit payments from the fund during year ended March 31,
2009	4.2
2010	3.4
2011	3.7
2012	7.0
2013	8.3
Thereafter	30.6

Superannuation

The permanent employees of the Company are entitled to receive retirement benefits under the superannuation scheme operated by the Company. Superannuation is a defined contribution plan under which the Company contributes annually a sum equivalent to 15.0% of the employee’s eligible annual salary based on the option exercised by the employees, either to LIC or ICICI Prudential Life Insurance Company Limited, the managers of the fund, who undertake to pay the lump sum and annuity payments pursuant to the scheme. The Company contributed Rs. 110.0 million, Rs. 99.0 million and Rs. 118.9 million to the employees’ superannuation plan for the years ended March 31, 2006, 2007 and 2008, respectively.

Provident fund

In accordance with Indian regulations, employees of the Company (excluding those covered under the pension scheme) are entitled to receive benefits under the provident fund, a defined contribution plan, in which, both the employee and the Company contribute monthly at a determined rate. These contributions are made to a fund set up by the Company and administered by a Board of Trustees. The contribution to the employees’ provident fund amounted to Rs. 428.0 million, Rs. 699.3 million and Rs. 889.5 million for the years ended March 31, 2006, 2007 and 2008, respectively.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

d. Earnings per share (EPS)

A basic earnings per share (EPS) is net income per weighted average equity shares. Diluted EPS reflects the effect that existing options would have on the basic EPS if they were to be exercised, by increasing the number of equity shares.

The basic and diluted EPS under US GAAP differs to the extent that income under US GAAP differs.

The computation of earnings per share as per US GAAP is given below:

Rupees in million
	Year ended March 31,
	2006		2007		2008
	(in millions, except earnings per share data)

	Basic	Fully Diluted	Basic	Fully diluted	Basic	Fully Diluted
Earnings
Net income (before dilutive impact)	20,040.3	20,040.3	31,270.8	31,270.8	33,111.1	33,111.1
Contingent issuances of subsidiaries	-	(26.6)	-	(42.5)	-	(324.5)
	20,040.3	20,013.7	31,270.8	31,228.3	33,111.1	32,786.6

Common stock
Weighted-average common stock outstanding	781.7	781.7	892.8	892.8	1,055.6	1,055.6
Dilutive effect of employee stock options.	-	8.3	-	4.9		6.5
Total	781.7	790.0	892.8	897.7	1,055.6	1,062.1

Earnings per share
Net income (Rs.)	25.64	25.34	35.02	34.79	31.37	30.87

e. Income taxes

Components of deferred tax balances

The components of the deferred tax balances are set out below:

Rupees in million
	As of March 31,
	2007	2008

Deferred tax assets
Allowance for loan losses	19,196.8	27,555.9
Available for sale securities	3,576.8	2,102.5
Investments in trading securities	74.3	88.0
Employee retirement	215.2	196.2
Business loss carry forward	275.2	701.7
Investments in subsidiaries and affiliates	1,974.5	2,712.9
Unearned Income	-	426.0
Other	618.4	257.1
	25,931.2	34,040.2

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Valuation allowance	(56.2)	(50.1)
Total deferred tax asset	25,875.0	33,990.1
Deferred tax liabilities
Property and equipment	(6,588.2)	(6,366.9)
Investments in subsidiaries and affiliates[1]	(880.0)	(967.0)
Intangibles	(920.6)	(1,071.0)
Unearned income	(1,652.9)	-
Accounting for derivatives	(703.8)	(1,490.8)
Long-term debt	(310.7)	(332.6)
Others	-	-
Total deferred tax liability	(11,056.2)	(10,228.3)
Net deferred tax asset	14,818.8	23,761.7

1.
As of March 31, 2008, the Company has not provided for deferred income taxes on the undistributed earnings of Rs. 1,130.2 million of its foreign subsidiaries, since these earnings are intended to be reinvested indefinitely. A deferred tax liability will be recognized when the Company no longer demonstrates that it plans to indefinitely reinvest the undistributed earnings. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings.

In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax asset is dependent on the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, the projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Company will realize the benefits of those deductible differences, net of the existing valuation allowances at March 31, 2008. The amount of deferred tax assets considered realizable, however could be reduced in the near term if estimates of future taxable income are reduced.

The Indian statutory tax rate was 30% for the years ended March 31, 2006, 2007 and 2008. The above rate is increased by applicable surcharge and education cess payable on tax and surcharge. During each of the years presented, legislation was enacted in the first few months of the fiscal year that changed the amount of the surcharge for that fiscal year and future years. The rate of surcharge is 10.0% for the years ended March 31, 2006, 2007 and 2008, whereas rate of education cess was 2.0% for the years ended March 31, 2006, 2007 and 2008 and additional 1.0% as secondary and higher educational cess for the year ended March 31, 2008. This has resulted in a statutory tax rate of 33.66%, 33.66% and 33.99% for the years ended March 31, 2006, 2007 and 2008, respectively.

Reconciliation of tax rates

The following table gives reconciliation of expected income taxes at statutory income tax rate to income tax expense / (benefit) as reported.

Rupees in million
	Year ended March 31,
	2006	2007	2008
Income/(loss) before income taxes[1]	28,682.9	38,140.0	41,466.6
Statutory tax rate	33.66%	33.66%	33.99%
Income tax expense/(benefit) at the statutory tax rate	9,654.7	12,837.9	14,094.5
Increases/(reductions) in taxes on account of:

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Rupees in million
	Year ended March 31,
	2006	2007	2008
Special tax deductions available to financial institutions	(841.5)	(1,483.2)	(619.0)
Exempt interest and dividend income	(398.9)	(1,627.0)	(6,896.6)
Income charged at rates other than statutory tax rate	(1,392.7)	(2,367.2)	(871.3)
Changes in the statutory tax rate	807.2	-	(41.8)
Expenses disallowed for tax purposes	710.8	1,094.1	1,827.9
Tax on undistributed earnings of subsidiaries & equity affiliates	108.5	(640.9)	673.2
Change in valuation allowance	(38.2)	(612.3)	(6.1)
Tax adjustments in respect of prior year tax assessments	65.0	(126.9)	-
Others	(32.5)	(206.0)	194.7
Income tax expense/ (benefit) reported[2]	8,642.4	6,868.5	8,355.5
1.
Includes income/(loss) before income taxes of foreign subsidiaries of Rs. 250.0 million, Rs. (381.3) million and Rs. 1,197.8 million for the year ended March 31, 2006, March 31, 2007 and March 31, 2008, respectively.

2.	Includes taxes of foreign subsidiaries of Rs. 198.6 million, Rs. 756.0 million and Rs. 385.9 million for the year ended March 31, 2006, March 31, 2007 and March 31, 2008, respectively.

The Company had a valuation allowance of Rs. 135.0 million as at April 1, 2005. The net change in the total valuation allowance for the years ended March 31, 2006, March 31, 2007 and March 31, 2008 was an increase of Rs. 645.2 million and a decrease of Rs. 724.0 million and a decrease of Rs. 6.1 million respectively.

As at March 31, 2008, total business losses carry forwards pertaining to Company’s Canada subsidiary are Rs. 2,051.4 million, with expiration dates as follows: March 31, 2014: Rs. 234.0 million, March 31, 2015: Rs. 502.1 million, March 31, 2027: Rs. 31.7 million and March 31, 2028: Rs 1,283.6 million.

Accounting for uncertainty in Income Taxes:

On April 1, 2007, the Company adopted the provisions of FASB Interpretation 48 “Accounting for Uncertainty in Income Taxes” (or “FIN 48”). Upon adoption of FIN 48, the Company’s policy to include interest and penalties relating to gross unrecognized tax benefits within the income tax expense did not change. However, no interest is attributable in view of the adequate taxes paid by the company in respect of unrecognized tax benefits. No penalties have been accrued as of March 31, 2008, as the Company believes that the tax position taken has met the minimum statutory requirements to avoid payment of penalties.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Rupees in million
Balance as of April 1, 2007	8,848.3
Increases related to prior year tax positions	..
Increases related to current year tax positions	..
Decreases related to prior year tax positions	..
Decreases related to settlements with taxing authorities	..
Decreases related to lapsing of statute of limitations	..
Balance as of March 31, 2008	8,848.3

The Company’s total unrecognized tax benefits, if recognized, would reduce the tax provisions by Rs. 7,902.7 million as of April 1, 2007 and March 31, 2008, respectively, and thereby would affect the Company’s effective tax rate.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The Company’s major tax jurisdiction is India and the assessment is not yet completed for fiscal year 2006 and onwards.

Significant changes in the amount of unrecognized tax benefits within the next 12 months cannot be reasonably estimated as the changes would depend upon the progress of tax examinations with various tax authorities.

f. Other than temporary impairment

The Company has determined that certain unrealized losses on the Company’s investments in equity and debt securities are temporary in nature. The Company conducts a review each year to identify and evaluate investments that have indications of possible impairment. An investment in an equity or debt security is impaired if its fair value falls below its cost and the decline is considered other than temporary. Factors considered in determining whether a loss is temporary include the financial condition and near term prospects of the issuer, and the Company’s ability and intent to hold the investment for a period sufficient to allow for any anticipated recovery. The Company’s review of impairment generally entails:

•	identification and evaluation of investments that have indications of possible impairment;

•	analysis of individual investments that have fair values less than 80% of amortized cost, including consideration of the length of time the investment has been in an unrealized loss position;

•
analysis of evidential matter, including an evaluation of factors or triggers that would or could cause individual investments to qualify as having other-than temporary impairment and those that would not support other-than temporary impairment; and

•	documentation of the results of these analyses, as required under business policies.

The fair value of the investments in equity and debt securities in an unrealized loss position as of March 31, 2008 is set out below:

Rupees in million
Description of securities	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Corporate debt securities	42,830.5	(966.2)	53,724.8	(2,546.5)	96,555.3	(3,512.7)
Government securities	130,480.1	(2,538.9)	263,898.3	(4,812.1)	394,378.4	(7,351.0)
Other securities	13,166.6	(822.2)	21,554.5	(2,614.7)	34,721.1	(3,436.9)
Total debt securities	186,477.2	(4,327.3)	339,177.6	(9,973.3)	525,654.8	(14,300.6)

Marketable equity securities	6,466.6	(1,969.3)	..	..	6,466.6	(1,969.3)
Other securities	17,460.5	(789.7)	455.5	(96.9)	17,916.0	(886.6)
Total	210,404.3	(7,086.3)	339,633.1	(10,070.2)	550,037.4	(17,156.5)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The fair value of the investments in equity and debt securities in an unrealized loss position as of March 31, 2007 is set out below:

Rupees in million
Description of securities	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Corporate debt securities	22,112.2	(73.1)	1,194.7	(60.0)	23,306.9	(133.1)
Government securities	242,384.4	(4,299.6)	147,446.0	(5,906.2)	389,830.4	(10,205.8)
Other securities	7,838.8	(40.6)	1,250.3	(55.8)	9,089.1	(96.4)
Total debt securities	272,335.4	(4,413.3)	149,891.0	(6,022.0)	422,226.4	(10,435.3)

Marketable equity securities	2,321.5	(637.3)	475.3	(309.1)	2,796.8	(946.4)
Other securities	609.4	(37.0)	135.8	(13.5)	745.2	(50.5)
Total	275,266.3	(5,087.6)	150,502.1	(6,344.6)	425,786.4	(11,432.2)

The reasons for not classifying certain investments in debt and equity securities with unrealized losses as other than temporarily impaired are as follows:

•
The unrealized losses on corporate debt securities and other securities are nominal and are due to the market rate movement. Thus, the Company does not consider these investments to be other than temporarily impaired as on March 31, 2008.

•
The unrealized losses on government securities were due to interest rate increases. The Company has the ability and intent to hold these investments until the recovery of fair value, which may be at maturity when the investments will be settled at amortized cost. Thus, the Company does not consider those investments to be other than temporarily impaired as on March 31, 2008.

•
The diminution in the value of marketable equity securities are not considered as other than temporarily impaired as on March 31, 2008 after considering the factors like projects under implementation, strategic investments and the entity’s proposed capacity expansion for improving the marketability of the product, increasing sale trend, cash flows etc.

Based on the above evaluation and the Company’s ability and intent to hold those investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider these to be other than temporarily impaired at March 31, 2008.

The Bank also holds certain equity securities carried at cost amounting to Rs. 5,914.4 million (March 31, 2007: Rs. 4,562.7 million), which have been assessed for impairment.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

g. Comprehensive income

The details of comprehensive income for the year ended March 31, 2006, March 31, 2007 and March 31, 2008 are given below:

Rupees in million
	March 31, 2006	March 31, 2007	March 31, 2008

Net income/(loss) (net of tax)	20,040	31,271	33,111
Other Comprehensive Income:
Net unrealized gain/(loss) on securities, net of realization & Others (net of tax)[1]	(2,917)	(3,030)	462
Translation adjustments	150	(719)	(1,749)
Employee accounting for deferred benefit pensions and other post retirement benefits (net of tax)	-	(14)	(84)
Comprehensive income	17,273	27,508	31,740
1.	Net of tax effect Rs. (1,840.6) million, Rs. 1,288.4 million and Rs. (1,068.5) million for the year ended March 31, 2008, March 31, 2007 and March 31, 2006, respectively.
2.	Net of tax effect Rs. 43.7 million and Rs. 6.8 million for the year ended March 31, 2008 and March 31, 2007 respectively.

24.	Regulatory matters

Subsequent to the reverse acquisition, the Company is a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to examination by the Reserve Bank of India.

Statutory liquidity requirement

In accordance with the Banking Regulation Act, 1949, the Bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid unencumbered assets like cash, gold and approved securities. The amount of securities required to be maintained at March 31, 2008 was Rs. 715,114.7 million (March 31, 2007: Rs. 661,339.6 million).

Capital Adequacy

The Bank is subjected to the capital adequacy norms stipulated by the Reserve Bank of India (“RBI”). As per the capital adequacy guidelines (Basel I), the Bank was required to maintain a minimum ratio of total capital to risk adjusted assets and off-balance sheet items of 9.0%, at least half of which must be Tier I capital. On April 27, 2007, The Reserve Bank of India issued Prudential Guidelines on Capital Adequacy and Market Discipline – Implementation of the New Capital Adequacy Framework which is applicable to all banks with international presence from March 31, 2008. Under the new guidelines (Basel II) the Bank is required to maintain a minimum ratio of total capital to risk adjusted assets of 9.0%, at least 6.0% of which must be Tier I capital.

In order to comply with prudential floor prescribed by RBI under the new guidelines (100% of minimum capital requirement computed as per Basel I framework as on March 31, 2008), the Bank has computed and is reporting the capital adequacy position as per Basel I and Basel II norms. Since the capital charge as per the new capital adequacy framework (Basel II) is higher than the Basel I framework, the Bank has maintained capital as per Basel II norms.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The capital adequacy ratio of the Bank calculated in accordance with the RBI’s new guidelines (Basel II) as at March 31, 2008 is 13.97% while the capital adequacy ratio as per the Basel I framework is 14.92% on that date (March 31, 2007: 11.69%).

25.	Convenience Translation (Unaudited)

Solely for the convenience of the readers, the financial statements as of and for the year ended March 31, 2008, have been translated into United States dollars at the noon buying rate in New York City on March 31, 2008, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve of New York of US$ 1 = Rs. 40.02.  No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other certain rate on March 31, 2008, or at any other certain date.

26.	Comparative figures

Figures of the previous year have been regrouped to conform to the current year presentation.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

For and on behalf of Board of Directors

K. V. Kamath	Chanda D. Kochhar
Managing Director & CEO	Joint Managing Director & CFO

Rakesh Jha	Sandeep Batra
Deputy Chief Financial Officer	Group Compliance Officer & Company Secretary

Place: Mumbai
Date : June 12, 2008

 EXHIBIT INDEX

Exhibit No.	Description of Document

1.1	ICICI Bank Memorandum of Association, as amended.

1.2	ICICI Bank Articles of Association, as amended.

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

2.3	ICICI Bank’s Specimen Certificate for Equity Shares (incorporated herein by reference to ICICI Bank’s Registration Statement on Form F-1 (File No. 333-30132)).

4.1	ICICI Bank’s Employee Stock Option Plan, as amended (incorporated by reference to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2004 filed on September 29, 2004).

8.1	List of Subsidiaries (included under “Business — Subsidiaries and Joint Ventures” herein).

11.1	Code of Business Conduct and Ethics, as amended.

12.1	Certification of the Managing Director & Chief Executive Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of the Joint Managing Director & Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act.

13	Certification of periodic financial report pursuant to 18 USC. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.

Exh-1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

For ICICI BANK LIMITED
By:	/s/ Sandeep Batra
Name:	Mr. Sandeep Batra
Title:	Group Compliance Officer and Company Secretary

Place:   Mumbai
Date:    September 29, 2008