Form 20-F
period 2009-03-31
ICICI BANK LTD
filed 2009-09-29
CIK 1103838

As filed with the Securities and Exchange Commission on September 29, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended March 31, 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-15002
________________________

ICICI BANK LIMITED
 (Exact name of registrant as specified in its charter)
Vadodara, Gujarat, India
(Jurisdiction of incorporation or organization)
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400051, India
(Address of principal executive offices)
________________________
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
None

The number of outstanding Equity Shares of ICICI Bank Limited as of March 31, 2009 was 1,113,250,642.

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
Yes    ☐                                        No  ☒

________________

CROSS REFERENCE SHEET

Form 20-F	Item Number and Caption	Location	Page

Part – I
1	Identity of Directors, Senior Management and Advisers	Not applicable

2	Offer Statistics and Expected Timetable	Not applicable

3	Key Information	Selected Consolidated Financial and Operating Data	84
		Exchange Rates	3
		Risk Factors	6

4	Information on the Company	Business	24
		Operating and Financial Review and Prospects—Capital Expenditure	120
		Operating and Financial Review and Prospects—Effect of Other Acquisitions	92
		Operating and Financial Review and Prospects—Segment Revenues and Assets	121
		Overview of the Indian Financial Sector	157
		Supervision and Regulation	171
		Business – Properties	80

4A	Unresolved Staff Comments	None

5	Operating and Financial Review and Prospects	Operating and Financial Review and Prospects	89
		Business—Risk Management	43
		Business—Funding	40

6	Directors, Senior Management and Employees	Management	140
		Business—Employees	79

7	Major Shareholders and Related Party Transactions	Business—Shareholding Structure and Relationship with the government of India	25
		Operating and Financial Review and Prospects—Related Party Transactions	127
		Management—Compensation and Benefits to Directors and Officers—Interest of Management in Certain Transactions	156
		Management—Compensation and Benefits to Directors and Officers—Loans	151
		Schedule 19A. Note 4 in Notes to Consolidated Financial Statements	F-37

Form 20-F	Item Number and Caption	Location	Page
8	Financial Information	Report of Independent Registered Public Accounting Firm	F-2
		Consolidated Financial Statements and the notes thereto
		Operating and Financial Review and Prospects— Introduction	89
		Business—Legal and Regulatory Proceedings	81
		Dividends	206

9	The Offer and Listing	Market Price Information	4

10	Additional Information	Additional Information	213
		Exchange Controls	200
		Taxation	207
		Restriction on Foreign Ownership of Indian Securities	203
		Dividends	206
		Business—Subsidiaries and Joint Ventures	73

11	Quantitative and Qualitative Disclosures About Market Risk	Business—Risk Management—Quantitative and Qualitative Disclosures About Market Risk	48

12	Description of Securities Other than Equity Securities	Not applicable

Part – II
13	Defaults, Dividend Arrearages and Delinquencies	Not applicable

14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable

15	Controls and Procedures	Business—Risk Management—Controls and Procedures	58

16	[Reserved]	Not applicable

16A	Audit Committee Financial Expert	Management—Corporate Governance—Audit Committee	148

16B	Code of Ethics	Management—Corporate Governance—Code of Ethics	150

16C	Principal Accountant Fees and Services	Management—Corporate Governance—Principal Accountant Fees and Services	150

16D	Exemptions from the Listing Standards for Audit Committees	Not applicable

16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Business—Shareholding Structure and Relationship with the Government of India	25

Form 20-F	Item Number and Caption	Location	Page
Part – III
17	Financial Statements	See Item 18

18	Financial Statements	Report of Independent Registered Public Accounting Firm	F-2
Consolidated Financial Statements and the notes thereto

19	Exhibits	Exhibit index and attached exhibits	Exh-1

CERTAIN DEFINITIONS

ICICI Limited, ICICI Personal Financial Services Limited and ICICI Capital Services Limited amalgamated with and into ICICI Bank Limited, effective March 30, 2002 for accounting purposes under generally accepted accounting principles in India (“Indian GAAP”). In this annual report, all references to “we”, “our” and “us” are to ICICI Bank Limited and its consolidated subsidiaries and other consolidated entities under Indian GAAP, subsequent to the amalgamation. References to specific data applicable to particular subsidiaries or other consolidated entities are made by reference to the name of that particular entity. References to “ICICI Bank” and “the Bank” are, as the context requires, to ICICI Bank Limited on an unconsolidated basis subsequent to the amalgamation, to ICICI Bank Limited on an unconsolidated basis prior to the amalgamation, or to both. References to “ICICI” are to ICICI Limited and its consolidated subsidiaries and other consolidated entities under Indian GAAP prior to the amalgamation. References to the “amalgamation” are to the amalgamation of ICICI, ICICI Personal Financial Services and ICICI Capital Services with and into ICICI Bank. References to “the Scheme of Amalgamation” are to the Scheme of Amalgamation of ICICI, ICICI Personal Financial Services and ICICI Capital Services with ICICI Bank sanctioned by the High Court of Gujarat at Ahmedabad on March 7, 2002 and by the High Court of Judicature at Bombay on April 11, 2002 and approved by the Reserve Bank of India on April 26, 2002. References to “Sangli Bank” are to “The Sangli Bank Limited” prior to its merger with ICICI Bank. References to a particular “fiscal” year are to the year ended on March 31 of such a year. Unless otherwise indicated, all references to the “board of directors”, “Board of Directors” and “Board” are to the board of directors of ICICI Bank.

In the financial statements contained in this annual report and the notes thereto, all references to “the Company” are to ICICI Bank Limited and its consolidated subsidiaries and other consolidated entities under Indian GAAP.

All references to the “Companies Act”, the “Banking Regulation Act” and the “Reserve Bank of India Act” are to the Companies Act, 1956, the Banking Regulation Act, 1949 and the Reserve Bank of India Act, 1934 as passed by the Indian Parliament and as amended from time to time. All references to “RBI” and “Reserve Bank of India” are to the central banking and monetary authority of India.

Pursuant to the issuance and listing of our securities in the United States under registration statements filed with the United States Securities Exchange Commission, we file annual reports on Form 20-F which must include financial statements prepared under generally accepted accounting principles in the United States (US GAAP), or financial statements prepared according to a comprehensive body of accounting principles with a reconciliation of net income and stockholders’ equity to US GAAP. When we first listed our securities in the United States, Indian GAAP was not considered a comprehensive body of accounting principles under the United States securities laws and regulations. Accordingly, our annual reports on Form 20-F for fiscal years 2000 through 2005 included US GAAP financial statements. However, pursuant to a significant expansion of Indian accounting standards, Indian GAAP constitutes a comprehensive body of accounting principles. Accordingly, we have included in this annual report, as in the annual reports for fiscal years 2006, 2007 and 2008, consolidated financial statements prepared according to Indian GAAP, with a reconciliation of net income and stockholders’ equity to US GAAP and a description of significant differences between Indian GAAP and US GAAP.

Our annual report prepared and distributed to our shareholders under Indian law and regulations include unconsolidated Indian GAAP financial statements, management’s discussion and analysis of the Bank’s results of operations and financial condition based on the Bank’s unconsolidated Indian GAAP financial statements and our consolidated Indian GAAP financial statements.

FORWARD-LOOKING STATEMENTS

We have included statements in this annual report which contain words or phrases such as “will”, “would”, “aim”, “aimed”, “will likely result”, “is likely”, “are likely”, “believe”, “expect”, “expected to”, “will continue”, “will achieve”, “anticipate”, “estimate”, “estimating”, “intend”, “plan”, “contemplate”, “seek to”, “seeking to”, “trying to”, “target”, “propose to”, “future”, “objective”, “goal”, “project”, “should”, “can”, “could”, “may”, “will pursue” and similar expressions or variations of such expressions that may constitute “forward-looking statements”. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate in or where a material number of our customers reside, our ability to successfully implement our strategy, including our retail deposit growth strategy, our use of the internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face following our rapid international growth, future levels of non-performing and restructured loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, including on the assets and liabilities of ICICI, a former financial institution not subject to Indian banking regulations, the state of the global financial system and systemic risks, the bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature of credit spreads and interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks. We undertake no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this annual report include, but are not limited to, the monetary and interest rate policies of India and the other markets in which we operate, natural calamities, general economic and political conditions in India, southeast Asia, and the other countries which have an impact on our business activities or investments, political or financial instability in India or any other country caused by any factor including any terrorist attacks in India, the United States or elsewhere or any other acts of terrorism world-wide, any anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, the monetary and interest rate policies of India, tensions between India and Pakistan related to the Kashmir region or military armament or social unrest in any part of India, inflation, deflation, unanticipated turbulence in interest rates, changes or volatility in the value of the rupee, foreign exchange rates, equity prices or other rates or prices, the performance of the financial markets in general, changes in domestic and foreign laws, regulations and taxes, changes in competition and the pricing environment in India and regional or general changes in asset valuations. For a further discussion on the factors that could cause actual results to differ, see the discussion under “Risk Factors” contained in this annual report.

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

In early July 1991, the government adjusted the Indian rupee downward by an aggregate of approximately 20.0% against the US dollar. The adjustment was effected as part of an economic package designed to overcome economic and foreign exchange problems. After the Indian rupee was made convertible on the current account in March 1993, it depreciated on an average annual basis at a rate of approximately 5-6% until fiscal 2002. The rupee depreciated against the US dollar by 0.5% during fiscal 2005 and by 2.0% during fiscal 2006. During fiscal 2007, the rupee appreciated against the US dollar by 3.1%, moving from Rs. 44.48 per US$ 1.00 at March 31, 2006 to Rs. 43.10 per US$ 1.00 at March 30, 2007. During fiscal 2008 the rupee appreciated against the US dollar by 7.1%, moving from Rs. 43.10 per US$ 1.00 at March 30, 2007 to Rs. 40.02 per US$ 1.00 at March 31, 2008. During fiscal 2009 the rupee depreciated against the US dollar by 27.1%, moving from Rs. 40.02 per US$ 1.00 at March 31, 2008 to Rs. 50.87 per US$ 1.00 at March 31, 2009. During fiscal 2010 (through September 18, 2009), the rupee appreciated against the US dollar by 5.6% moving from Rs. 50.87 per US$ 1.00 at March 31, 2009 to Rs. 48.02 at September 18, 2009. The following table sets forth, for the periods indicated, certain information concerning the exchange rates between Indian rupees and US dollars. For periods prior to January 1, 2009, the exchange rates reflect the noon buying rates as reported by the Federal Reserve Bank of New York. For periods after January 1, 2009, the exchange rates reflect the exchange rates as set forth in the H.10 statistical release of the Federal Reserve Board.

Fiscal Year	Period End(1)	Average(1) (2)
2005	43.62	44.87
2006	44.48	44.20
2007	43.10	45.06
2008	40.02	40.13
2009	50.87	46.32
2010 (through September 18, 2009)	48.02	48.22

Month	High	Low
October 2008	49.96	46.47
November 2008	50.12	47.25
December 2008	50.05	46.74
January 2009	49.07	48.25
February 2009	50.88	48.37
March 2009	51.96	50.21
April 2009	50.48	49.55
May 2009	49.75	46.95
June 2009	48.50	46.78
July 2009	49.16	47.75
August 2009	48.90	47.27
September 2009 (through September 18, 2009)	49.05	48.02

(1)	The exchange rate at each period end and the average rate for each period in this table differed from the exchange rates used in the preparation of our financial statements.
(2)	Represents the average of the exchange rate on the last day of each month during the period.

Although certain rupee amounts in this annual report have been translated into US dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into US dollars at any particular rate, the rates stated below, or at all. Except in the section on “Market Price Information”, all translations from rupees to US dollars are based on exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at March 31, 2009. The Federal Reserve Bank of New York certifies this rate for customs purposes in a weekly version of the H.10 release. The exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at March 31, 2009 was Rs. 50.87 per US$ 1.00 and at September 18, 2009 was Rs. 48.02 per US$ 1.00.

MARKET PRICE INFORMATION

Equity Shares

Our outstanding equity shares are currently listed and traded on the Bombay Stock Exchange or the BSE and on the National Stock Exchange of India Limited or the NSE.

At September 18, 2009 1,113,501,059 equity shares were outstanding. The prices for equity shares as quoted in the official list of each of the Indian stock exchanges are in Indian rupees.

The following table shows:

•	the reported high and low closing prices quoted in rupees for our equity shares on the NSE; and

•
the reported high and low closing prices for our equity shares, translated into US dollars, based on (i) the noon buying rates as reported by the Federal Reserve Bank of New York for periods prior to January 1, 2009 and (ii) the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board, on the last business day of each period presented.

	Price per equity share(1)
	High		Low		High		Low
Annual prices:

Fiscal 2005	Rs.	413.05	Rs.	230.40	US$	9.47	US$	5.28
Fiscal 2006		628.75		359.95		14.14		8.09
Fiscal 2007		999.70		451.20		23.19		10.47
Fiscal 2008		1,435.00		759.95		35.86		18.99
Fiscal 2009		942.85		262.95		18.53		5.17
Quarterly prices:
Fiscal 2008:
First Quarter	Rs.	962.90	Rs.	803.95	US$	23.73	US$	19.81
Second Quarter		1,062.40		824.70		26.73		20.75
Third Quarter		1,333.40		1,021.20		33.83		25.91
Fourth Quarter		1,435.00		759.95		35.86		18.99
Fiscal 2009:
First Quarter	Rs.	942.85	Rs.	630.20	US$	21.96	US$	14.68
Second Quarter		771.15		493.30		16.60		10.62
Third Quarter		550.90		308.50		11.34		6.35
Fourth Quarter		523.45		262.95		10.29		5.17
Fiscal 2010 (through September 18, 2009):		872.30		349.35		18.17		7.28
Monthly prices:
November 2008	Rs.	471.85	Rs.	319.50	US$	9.52	US$	6.45
December 2008		472.80		323.40		9.73		6.66
January 2009		523.45		363.85		10.72		7.45
February 2009		435.20		324.85		8.55		6.38
March 2009		385.20		262.95		7.57		5.17
April 2009		479.20		349.35		9.64		7.03
May 2009		756.15		520.75		16.05		11.05
June 2009		756.15		689.40		15.84		14.44
July 2009		784.75		628.85		16.38		13.13
August 2009		773.75		704.95		15.85		14.44
September 2009 (through September 18, 2009)		872.30		735.95		18.17		15.33

(1)	Data from the NSE. The prices quoted on the BSE may be different.

At September 18, 2009 the closing price of equity shares on the NSE was Rs. 841.20 equivalent to US$ 17.52 per equity share (US$ 35.04 per ADS on an imputed basis) translated at the exchange rate of Rs. 48.02 per US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board on September 18, 2009.

At March 31, 2009, there were approximately 871,161 holders of record of our equity shares, of which 240 had registered addresses in the United States and held an aggregate of approximately 63,850 equity shares.

ADSs

Our ADSs, each representing two equity shares, were originally issued in March 2000 in a public offering and are listed and trade on the New York Stock Exchange under the symbol IBN. The equity shares underlying the ADSs are listed on the BSE and the NSE.

At March 31, 2009, ICICI Bank had approximately 151 million ADSs, equivalent to 302 million equity shares, outstanding. At this date, there were 68,629 record holders of ICICI Bank’s ADSs, out of which 141 had registered addresses in the United States.

The following table sets forth, for the periods indicated, the reported high and low closing prices on the New York Stock Exchange for our outstanding ADSs traded under the symbol IBN.

	Price per ADS
	High		Low
Annual prices:
Fiscal 2005		22.65		11.25
Fiscal 2006		32.26		18.08
Fiscal 2007		46.74		21.25
Fiscal 2008		72.88		35.16
Fiscal 2009		47.20		9.96
Quarterly prices:
Fiscal 2008:
First Quarter	US$	49.69	US$	36.53
Second Quarter		53.23		38.03
Third Quarter		69.44		52.43
Fourth Quarter		72.88		35.16
Fiscal 2009:
First Quarter	US$	47.20	US$	28.76
Second Quarter		36.82		21.83
Third Quarter		24.50		11.33
Fourth Quarter		22.00		9.96
Fiscal 2010 (through September 18, 2009):		36.85		14.36
Monthly prices:
November 2008	US$	19.46	US$	11.33
December 2008		19.45		12.32
January 2009		22.00		14.65
February 2009		18.16		12.46
March 2009		14.79		9.96
April 2009		20.75		14.36
May 2009		31.14		20.55
June 2009		32.62		28.01
July 2009		33.32		26.04
August 2009		33.20		28.67
September 2009 (through September 18, 2009)		36.85		29.35

See also “Risk Factors –– Risks relating to the ADSs and Equity Shares –– Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs.”

RISK FACTORS

You should carefully consider the following risk factors as well as other information contained in this annual report in evaluating us and our business.

Risks Relating to India and Other Economic and Market Risks

A prolonged slowdown in economic growth or rise in interest rates in India could cause our business to suffer.

The current slowdown in the Indian economy could adversely affect our business and our borrowers and contractual counterparties, especially if such a slowdown were to be continued and prolonged. The growth rate of India’s GDP, which was 9.0% or higher in each of fiscal years 2006, 2007 and 2008, moderated to 6.7% during fiscal 2009 and to 6.1% during the quarter ended June 30, 2009. From 2005, interest rates in the Indian economy increased significantly following monetary measures to control rising inflation, and we experienced a slowdown in disbursements of housing, automobile and other retail loans in fiscal years 2007, 2008 and 2009. Even though the Reserve Bank of India has significantly reduced policy rates since October 2008, the course of market interest rates continues to be uncertain due to the increase in the fiscal deficit and the government borrowing program. Any increase in inflation in the future, due to increases in prices of commodities such as crude oil or otherwise, may result in a tightening of monetary policy. The uncertainty regarding liquidity and interest rates and any increase in interest rates or reduction in liquidity could adversely impact our business. The Indian economy in general and the agriculture sector in particular may be impacted by the level and timing of monsoon rainfall, which is currently below average.

Further, in light of the increasing linkage of the Indian economy to other economies, the Indian economy is increasingly influenced by economic and market conditions in other countries. As a result, recession in the United States and other countries in the developed world and slowdown in economic growth in major emerging markets like China could have an adverse impact on economic growth in India. A slowdown in the rate of growth in the Indian economy could result in lower demand for credit and other financial products and services and higher defaults among corporate, retail and rural borrowers, which could adversely impact our business, our financial performance, our stockholders’ equity, our ability to implement our strategy and the price of our equity shares and ADSs.

Financial instability in other countries, particularly emerging market countries and countries where we have established operations, could adversely affect our business and the price of our equity shares and ADSs.

Since August 2007, the global financial system experienced difficult credit and liquidity conditions and disruptions leading to less liquidity, greater volatility, general widening of spreads and, in some cases, lack of price transparency on inter-bank lending rates. These adverse trends accelerated sharply following the bankruptcy filing by Lehman Brothers in September 2008, leading to a global financial and economic crisis. In the US (where this particular crisis originated), the government has been forced to bail out leading financial institutions and inject additional capital in other banks. Likewise, in several European countries, the governments have injected capital into banks and have guaranteed deposits or increased the level of deposit guarantees. Although the proximate cause of this particular financial crisis, which is deeper than other recent financial crises, was the US residential mortgage market, investors should be aware that there is a recent history of financial crises and boom-bust cycles in multiple markets in both the emerging and developed economies which leads to risks for all financial institutions, including us. A loss of investor confidence in the financial systems of India or other markets and countries or any financial instability in India or any other market may cause increased volatility in the Indian financial markets and, directly or indirectly, adversely affect the Indian economy and financial sector, our business and our future financial performance. The recent financial crisis has had a limited direct impact on us and we have not experienced the same degree of write-downs as banks that were exposed to, or invested in, the US residential mortgage market. However, the widening of credit spreads has resulted in mark-to-market and realized losses on our investment and derivative portfolios, constrained our international debt capital market borrowings and adversely impacted our profitability. We remain subject, moreover, to the risks posed by the indirect impact of the global credit crisis on the economy, some of which cannot be anticipated and the vast majority of which are not in our control. We also remain subject to counterparty risk to financial institutions that fail or are otherwise unable to meet their obligations to us.

Any downgrading of India’s debt rating by an international rating agency could adversely affect our business, our liquidity and the price of our equity shares and ADSs.

Following expansionary fiscal policies and the increase in India’s fiscal deficit, Standard & Poor’s, an international rating agency, has revised its outlook for India’s debt rating from ‘Stable’ to ‘Negative’. Any adverse revisions to India’s credit ratings for domestic and international debt by international rating agencies may adversely impact our business and limit our access to capital markets and adversely impact our liquidity position. See also “- Our inability to effectively manage credit, market and liquidity risk and inaccuracy of our valuation models and accounting estimates may have an adverse effect on our earnings, capitalization, credit ratings and cost of funds”.

A significant increase in the price of crude oil could adversely affect the Indian economy, which could adversely affect our business.

India imports over 75.0% of its requirements of crude oil, which were over 30% of total imports in fiscal 2009. While oil prices have declined sharply from their peak levels, any sharp increases or volatility in oil prices and the pass-through of such increases to Indian consumers could have a material negative impact on the Indian economy and the Indian banking and financial system in particular, including through a rise in inflation and market interest rates and a higher trade deficit. This could adversely affect our business including our liquidity, the quality of our assets, our financial performance, our stockholders’ equity, our ability to implement our strategy and the price of our equity shares and ADSs.

Trade deficits could adversely affect our business and the price of our equity shares and ADSs.

India’s trade relationships with other countries and its trade deficit, driven to a major extent by global crude oil prices, may adversely affect Indian economic conditions. If trade deficits increase or are no longer manageable because of the rise in global crude oil prices or otherwise, the Indian economy, and therefore our business, our financial performance, our stockholders’ equity and the price of our equity shares and ADSs could be adversely affected.

Any volatility in the exchange rate and increased intervention by the Reserve Bank of India in the foreign exchange market may lead to a decline in India’s foreign exchange reserves and may affect liquidity and interest rates in the Indian economy, which could adversely impact us.

The direct adverse impact of the global financial crisis on India was felt in the form of reversal of capital inflows and decline in exports, leading to pressures on the balance of payments and a sharp depreciation of the Indian rupee compared to the US dollar. Any increased intervention by the Reserve Bank of India in the foreign exchange market to control the volatility of the exchange rate may result in a decline in India’s foreign exchange reserves and reduced liquidity and higher interest rates in the Indian economy, which could adversely affect our business, our future financial performance and the price of our equity shares and ADSs.

Natural calamities, climate change and health epidemics could adversely affect the Indian economy, or the economy of other countries where we operate, our business and the price of our equity shares and ADSs.

India has experienced natural calamities like earthquakes, floods and drought in the past few years. The extent and severity of these natural disasters determine their impact on the Indian economy. In particular, climatic and weather conditions, such as level and timing of monsoon rainfall, impact the agricultural sector which constitutes approximately 17% of India’s GDP. For example, in fiscal 2003, many parts of India received significantly less than normal rainfall. As a result, the agricultural sector recorded a decline of 7.2%. While the growth rate of the agricultural sector was 10.0% in fiscal 2004, it was negligible in fiscal 2005 due to the erratic progress of the monsoon which adversely affected sowing operations for certain crops. During the third quarter of fiscal 2009, the agricultural sector recorded a decline of 0.8%. In the current year the rainfall has been below the trend level in several parts of India. Prolonged spells of below or above normal rainfall or other natural calamities, or global or regional climate change, could adversely affect the Indian economy and our business, especially our rural portfolio. Similarly global or regional climate change or natural calamities in other countries where we operate could affect the economies of those countries and our operations in those countries.

Health epidemics could disrupt our business. From April 2009, there have been outbreaks of swine flu, caused by H1N1 virus, in certain regions of the world, including India and several countries in which we operate. Any future outbreak of health epidemics may restrict the level of business activity in affected areas, which may in turn adversely affect our business.

Financial difficulty and other problems in certain financial institutions in India could adversely affect our business and the price of our equity shares and ADSs.

As an Indian bank, we are exposed to the risks of the Indian financial system which may be affected by the financial difficulties faced by certain Indian financial institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships. This risk, which is sometimes referred to as “systemic risk”, may adversely affect financial intermediaries, such as clearing agencies, banks, securities firms and exchanges with whom we interact on a daily basis. Any such difficulties or instability of the Indian financial system in general could create an adverse market perception about Indian financial institutions and banks and adversely affect our business. Our transactions with these financial institutions expose us to credit risk in the event of default by the counterparty, which can be exacerbated during periods of market illiquidity. See also “Overview of the Indian Financial Sector”. As the Indian financial system operates within an emerging market, we face risks of a nature and extent not typically faced in more developed economies, including the risk of deposit runs notwithstanding the existence of a national deposit insurance scheme. For example, in April 2003, unsubstantiated rumors, believed to have originated in Gujarat, a state in India, alleged that we were facing liquidity problems. Although our liquidity position was sound, we witnessed higher than normal deposit withdrawals on account of these unsubstantiated rumors for several days in April 2003. During September-October 2008, following the disclosure of our exposure to Lehman Brothers and other U.S. and European financial institutions, rumors were circulated about our financial position which resulted in concerns being expressed by depositors and higher than normal transaction levels on a few days. We successfully controlled the situation in these instances, but any failure to control such situations in the future could result in high volumes of deposit withdrawals which would adversely impact our liquidity position, disrupt our business and, in times of market stress, undermine our financial strength.

A significant change in the Indian government’s policies could adversely affect our business and the price of our equity shares and ADSs.

Our business and customers are predominantly located in India or are related to and influenced by the Indian economy. The Indian government has traditionally exercised, and continues to exercise, a dominant influence over many aspects of the economy. Government policies could adversely affect business and economic conditions in India, our ability to implement our strategy, and our future financial performance. Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector and encouraging the development of the Indian financial sector. India has been governed by coalition governments for the past several years. The leadership of India and the composition of the coalition in power are subject to change, and election results are sometimes not along expected lines. It is therefore difficult to predict the economic policies that will be pursued by governments in the future. The pace of economic liberalization could change, and specific laws and policies affecting banking and finance companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. For instance, the government of India has proposed a new direct tax code that could impact our taxation in the future, as well as investment decisions of individuals, thereby impacting our business. Any significant change in India’s economic policies or any market volatility as a result of uncertainty surrounding India’s macroeconomic policies or the future elections of its government could adversely affect business and economic conditions in India generally and our business in particular.

If regional hostilities, terrorist attacks or social unrest in some parts of the country increase, our business and the price of our equity shares and ADSs could be adversely affected.

India has from time to time experienced social and civil unrest and hostilities both internally and with neighboring countries. In the past, there have been military confrontations between India and Pakistan. India has also experienced terrorist attacks in some parts of the country, including in Mumbai, where our headquarters are located, in November 2008. These hostilities and tensions could lead to political or economic instability in India and adversely affect our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

Risks Relating to Our Business

Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance.

As a result of certain reserve requirements of the Reserve Bank of India, we are more structurally exposed to interest rate risk than banks in many other countries. See “Supervision and Regulation—Legal Reserve Requirements”. These requirements result in us maintaining a large portfolio of fixed income government of India securities, and we could be materially adversely impacted by a rise in interest rates, especially if the rise were sudden or sharp. These requirements also have a negative impact on our net interest income and net interest margin because we earn interest on a portion of our assets at rates that are generally less favorable than those typically received on our other interest-earning assets. If the yield on our interest-earning assets does not increase at the same time or to the same extent as our cost of funds, or if our cost of funds does not decline at the same time or to the same extent as the decrease in yield on our interest-earning assets, our net interest income and net interest margin may be adversely impacted. During the fiscal years 2006, 2007, 2008 and the first nine months of fiscal 2009, we experienced an increase in our term deposit costs. The tightening of liquidity and volatility in international markets following the concerns over sub-prime debt in the United States limited our access to international bond markets since the second half of fiscal 2008 and resulted in an increase in our cost of funding for our international business. Continued volatility in international markets could further constrain our international market borrowings and our ability to replace maturing borrowings and fund new assets. Our subsidiaries in the United Kingdom and Canada are also exposed to similar risks. For instance, the net interest income of these subsidiaries has been negatively impacted by the faster decline in the yields on their loan portfolios, which are linked to LIBOR, relative to the cost of their funding, which comprises mainly fixed rate deposits and borrowings. Limitations on our ability to borrow from international markets affect our funding costs and our ability to grow our business. We are also exposed to interest rate risk through our treasury operations and our subsidiary, ICICI Securities Primary Dealership, which is a primary dealer in government of India securities. Profit on sale of investments in fixed income securities, including government of India securities, is an important element of our profitability and is impacted by movements in market yields. A rise in yields on government securities, as has taken place since the beginning of 2009, reduces our profits from this activity and the value of our fixed income portfolio. High and increasing interest rates or greater interest rate volatility would adversely affect our ability to grow, our net interest margins, our net interest income, our income from treasury operations and the value of our fixed income securities portfolio.

If we are not able to control the level of non-performing assets in our portfolio, our business will suffer.

Until fiscal year 2008, we experienced rapid growth in our retail loan portfolio, including non-collateralized retail loans such as unsecured personal loans and credit card receivables. See “Business—Overview of ICICI Bank’s Products and Services—Commercial Banking for Retail Customers”. The adverse macroeconomic environment and challenges in recovery have led to an increase in non-performing loans in the non-collateralized retail loan portfolio. Various factors, including a rise in unemployment, prolonged recessionary conditions, a sharp and sustained rise in interest rates, developments in the Indian economy, movements in global commodity markets and exchange rates and global competition could cause further increase in the level of non-performing assets on account of these retail loans and have a material adverse impact on the quality of our loan portfolio. The Reserve Bank of India has issued guidelines relating to the use of recovery agents by banks. Any limitation on our ability to recover outstanding receivables from customers as a result of these guidelines or otherwise may affect our collections and ability to foreclose on existing non-performing assets. Following higher than anticipated credit losses and difficulties in collections, we discontinued our urban micro-banking loan product during fiscal 2008.

Under the directed lending norms of the Reserve Bank of India, we are required to extend 50.0% of our residual adjusted net bank credit to certain eligible sectors, which are categorized as “priority sectors”. See also “Business-Loan Portfolio-Directed Lending”. In addition to the regulations requiring us to lend a portion of our advances to the priority sectors, the Reserve Bank of India has regulations requiring us to lend a portion of our advances to weaker sections of society. See “Business—Loan Portfolio—Directed Lending”. We may experience a significant increase in non-performing assets in our directed lending portfolio, particularly loans to the agricultural sector and small enterprises, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. The government in its budget for fiscal 2009 announced a debt waiver for small and marginal farmers. While the government has borne the cost of the scheme, such schemes may have an adverse impact on future debt servicing on farm loans and may lead to an increase in non-performing loans in the agricultural sector. Any change by the Reserve Bank of India in the directed lending norms may result in our inability to meet the priority sector lending requirements as well as require us to increase our lending to relatively riskier segments and may result in an increase in non-performing assets in the directed lending portfolio. See also “—Our rapid retail expansion in India and our rural initiative expose us to increased risks that may adversely affect our business” and “Business-Loan Portfolio-Directed Lending”.

Following the current global and Indian economic slowdown, we have seen an increase in applications for restructuring of loans from corporate borrowers and our restructured loans are expected to increase. Further economic challenges could result in some of our borrowers not being able to meet their restructured debt obligations, resulting in loans to such borrowers being classified as non-performing. See also “–The level of restructured loans in our portfolio is expected to increase and the failure of our restructured loans to perform as expected could affect our business”. The loan portfolio of our international branches and subsidiaries includes foreign currency loans to Indian companies for their Indian operations (as permitted by regulation) as well as for their overseas ventures, including cross-border acquisitions. This exposes us to specific additional risks including the failure of the acquired entities to perform as expected, and our inexperience in various aspects of the economic and legal framework in overseas markets. See also “—We experienced rapid international growth in previous years which has increased the complexity of the risks that we face”. We may not be able to control or reduce the level of non-performing assets in our project and corporate finance portfolio. We also have investments in security receipts arising out of the sale of non-performing assets by us to Asset Reconstruction Company (India) Limited, a reconstruction company registered with the Reserve Bank of India. See “Business—Classification of Loans”. There can be no assurance that Asset Reconstruction Company (India) Limited will be able to recover these assets and redeem our investments in security receipts and that there will be no reduction in the value of these investments.

We also securitize our loan receivables through independent special purpose vehicles from time to time. The loan pools securitized by us are generally rated by independent credit rating agencies. In respect of these transactions, we provide credit enhancements generally in the form of cash collaterals/guarantees/interest spreads. There is no guarantee that these pools will perform as per expectations. In the event that the ratings on these pools are downgraded and/or we are required to increase the credit enhancement, our profitability, reputation, our business and the price of our equity shares and ADSs could be adversely affected.

If we are not able to control or reduce the level of non-performing assets, the overall quality of our loan portfolio may deteriorate and our business may be adversely affected.

The level of restructured loans in our portfolio is expected to increase and the failure of our restructured loans to perform as expected could affect our business.

Our standard assets include restructured standard loans. See “Business—Classification of Loans—Restructured Loans”. The current global and Indian economic slowdown and its impact on equity and debt markets have adversely impacted the capacity utilization, profitability and cash accruals of some of our borrowers and their ability to access equity and debt financing. We have seen an increase in the level of restructured assets in fiscal 2009 and the level of restructured assets is expected to increase in fiscal 2010. A substantial increase in the level of restructured assets and the failure of these borrowers to perform as expected could adversely affect our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

Further deterioration of our non-performing asset portfolio and an inability to improve our provisioning coverage as a percentage of gross non-performing assets could adversely affect our business.

There can be no assurance that there will be no deterioration in the provisioning coverage as a percentage of gross non-performing assets or otherwise or that the percentage of non-performing assets that we will be able to recover will be similar to our and ICICI’s past experience of recoveries of non-performing assets. Our retail loan portfolio experienced rapid growth between fiscal 2002 and fiscal 2007 and there is limited data on historical loss ratios in retail loans, especially in the event of an economic downturn. During the last two years we have seen an increase in non-performing assets mainly in our non-collateralized retail loan portfolio. Further, the economic slowdown and the impact of global and Indian economic conditions on equity and debt markets may also lead to an increase in the level of non-performing assets in our corporate loan portfolio. In the event of any further deterioration in our non-performing asset portfolio, there could be an adverse impact on our business, our future financial performance and the price of our equity shares and ADSs.

The value of our collateral may decrease or we may experience delays in enforcing our collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security exposing us to a potential loss.

A substantial portion of our loans to corporate and retail customers are secured by collateral. See “Business —Classification of Loans—Non-Performing Asset Strategy”. Changes in asset prices may cause the value of our collateral to decline and we may not be able to realize the full value of our collateral as a result of delays in bankruptcy and foreclosure proceedings, defects or deficiencies in the perfection of collateral (including due to inability to obtain approvals that may be required from various persons, agencies or authorities), fraudulent transfers by borrowers and other factors, including depreciation in value of the collateral and illiquid market for disposal of and volatility in the market prices for the collateral, current legislative provisions or changes thereto and past or future judicial pronouncements. Failure to recover the expected value of collateral could expose us to potential losses, which could adversely affect our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

A large proportion of ICICI’s loans consisted of project finance assistance, which continues to be a part of our loan portfolio and is particularly vulnerable to completion and other risks.

Long-term project finance assistance was a significant proportion of ICICI’s asset portfolio and continues to be a part of our loan portfolio. We expect significant opportunities in project finance in India and it is our strategy to grow this portfolio. The viability of these projects that we may finance in future depends upon a number of factors, including market demand, government policies and the overall economic environment in India and the international markets. These projects are particularly vulnerable to a variety of risks, including completion risk and counterparty risk, which could adversely impact their ability to generate revenues. We cannot be sure that these projects will perform as anticipated. In the past, we experienced a high level of default and restructuring in our project finance loan portfolio as a result of the downturn in certain global commodity markets and increased competition in India. The current slowdown of the Indian and global economy may exacerbate the risks for the projects that we have financed. Future project finance losses or high levels of loan restructuring could have a materially adverse effect on our profitability and the quality of our loan portfolio and the price of our equity shares and ADSs.

We have a high concentration of loans to certain customers and sectors and if a substantial portion of these loans become non-performing, the overall quality of our loan portfolio, our business and the price of our equity shares and ADSs could be adversely affected.

Our loan portfolio and non-performing asset portfolio have a high concentration to certain customers. See “Business—Loan Portfolio—Loan Concentration”. In the past, certain of our borrowers have been adversely affected by economic conditions in varying degrees. The current economic condition in India and other countries may impose strains on these borrowers’ ability to repay loans to us. Credit losses due to financial difficulties of these borrowers/borrower groups in the future could adversely affect our business, our financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

We depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information furnished to us by or on behalf of customers and counterparties, including financial statements and other financial information. We may also rely on certain representations as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit, we may assume that a customer’s audited financial statements conform with generally accepted accounting principles and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our financial condition and results of operations could be negatively affected by relying on financial statements that do not comply with generally accepted accounting principles or other information that is materially misleading. In addition, unlike several developed economies, a nation-wide credit bureau has become operational in India only recently. This may affect the quality of information available to us about the credit history of our borrowers, especially individuals and small businesses. As a result, our ability to effectively manage our credit risk may be adversely affected.

Commission, exchange and brokerage income and profit on foreign exchange transactions have become important elements of our profitability and market conditions could cause these income streams to decline and adversely impact our financial performance.

We earn commission, exchange and brokerage income from a variety of activities, including syndication and advisory services for corporate clients in respect of their acquisition and project financing, distribution of retail investment and insurance products, transaction banking and retail credit products. Our commission, exchange and brokerage income is therefore impacted by the level of corporate activity, the demand for retail financial products and the overall level of economic and trade activity. Similarly, the profit on foreign exchange transactions is dependent on foreign exchange market conditions and the risk management strategies of corporate clients. Volatile market conditions may also have an adverse impact on mergers and acquisitions activity by Indian companies, affecting our fee and other incomes related to such activity. We have experienced a decline in these income streams since the second half of fiscal 2009 as a result of the general decline in business activity during the global financial crisis and economic turmoil. The above factors could cause these income streams to decline further and adversely impact our financial performance.

We have experienced rapid international growth in the previous years which has increased the complexity of the risks that we face.

Beginning in fiscal 2004, we began a rapid international expansion opening banking subsidiaries in the United Kingdom, Canada and Russia and branches and representative offices in several countries. We offer retail banking products and services including remittance services across these markets primarily to non-resident Indians. We deliver products and services, including foreign currency financing and cross-border acquisition financing, to our corporate clients through our international subsidiaries and branches. We also invest in fixed income securities and derivative products with underlying Indian and international credit exposures. In Canada and the United Kingdom, we have also launched direct banking offerings using the Internet as the access channel. This rapid international expansion into banking in multiple jurisdictions exposes us to a new variety of regulatory and business challenges and risks, including cross-cultural risk and has increased the complexity of our risks in a number of areas including price risks, currency risks, interest rate risks, compliance risk, regulatory and reputational risk and operational risk. The loan portfolio of our international branches and subsidiaries includes foreign currency loans to Indian companies for their Indian operations (as permitted by regulation) as well as for their overseas ventures, including cross-border acquisitions. This exposes us to specific additional risks including the failure of the acquired entities to perform as expected, and our inexperience in various aspects of the economic and legal framework in overseas markets. See also “—We are subject to legal and regulatory risk which may adversely affect our business and the price of our equity shares and ADSs”. Our overseas branches and banking subsidiaries have made investments in bonds, certificates of deposits, mortgage backed securities, treasury bills, credit derivatives and asset backed commercial paper. Adverse market conditions due to the global financial and economic crisis have resulted in mark-to-market and realized losses on our overseas and other subsidiaries’ investment and derivative portfolios, constrained our international debt capital market borrowings and increased our cost of funding. If we are unable to manage these risks, our business could be adversely affected.

Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected.

Most of our incremental funding requirements are met through short-term funding sources, primarily in the form of deposits including deposits from corporate customers and inter-bank deposits. Our customer deposits generally have a maturity of less than one year. However, a large portion of our assets have medium or long-term maturities, creating the potential for funding mismatches. Our ability to raise fresh deposits and grow our deposit base depends in part on our ability to expand our network of branches, which requires the approval of the Reserve

Bank of India. While we have recently significantly expanded our branch network pursuant to the Reserve Bank of India’s authorizations for establishing new branches there can be no assurance that these authorizations or future authorizations granted by the Reserve Bank of India will meet our requirements for branch expansion to achieve the desired growth in our deposit base. During September-October 2008, following the disclosure of our exposure to Lehman Brothers and other U.S. and European financial institutions, rumors were circulated about our financial position which resulted in concerns being expressed by depositors and higher than normal transaction levels on a few days. High volumes of deposit withdrawals or failure of a substantial number of our depositors to roll over deposited funds upon maturity or to replace deposited funds with fresh deposits as well as our inability to grow our deposit base, could have an adverse effect on our liquidity position, our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

Furthermore, a part of our loan and investment portfolio, comprising primarily the loan and investment portfolios of our international branches and subsidiaries, is denominated in foreign currencies, including the US dollar. Our international branches are primarily funded by debt capital market issuances and syndicated/bilateral loans, while our international subsidiaries generally raise deposits in their local markets. Certain deposits in our Singapore and Hong Kong branches are guaranteed by the Government of Singapore and Hong Kong SAR Government's Exchange Fund respectively until the end of 2010. There can be no assurance that the deposits will be rolled over after this period. Volatility in international debt markets following the concerns over sub-prime debt in the United States has constrained our international capital market borrowings. There can be no assurance that the deposit bases of our international subsidiaries will continue to grow at the current rates or that our international branches and subsidiaries will be able to obtain alternative funding from the international debt markets or other sources in a timely manner on terms acceptable to them or at all. This may adversely impact our ability to replace maturing borrowings and fund new assets. See also “Risks Relating to India and Other Economic and Market Risks—Financial instability in other countries, particularly emerging market countries and countries where we have established operations, could adversely affect our business and the price of our equity shares and ADSs”, “Risks Relating to India and Other Economic and Market Risks—Financial difficulty and other problems in certain financial institutions in India could adversely affect our business and the price of our equity shares and ADSs” and “—We have experienced rapid international growth in the previous years which has increased the complexity of the risks that we face”.

Regulatory changes in India or other jurisdictions in which we operate could adversely affect our business.

The laws and regulations or the regulatory or enforcement environment in any of the jurisdictions in which we operate may change at any time and may have an adverse effect on the products or services we offer, the value of our assets or of the collateral available for our loans or our business in general. Since 2005, the Reserve Bank of India has made several changes in regulations applicable to banking companies, including change in risk-weights on certain categories of loans for computation of capital adequacy, change in general provisioning requirements for various categories of assets, change in capital requirements and accounting norms for securitization, changes in policy interest rates, cash reserve ratio, cessation of payment of interest on cash reserve balances, changes in limits on investments in financial sector enterprises and venture capital funds and changes in directed lending requirements. Regulations and laws governing our insurance, asset management, private equity and broking subsidiaries as well as our international banking subsidiaries may also change. For example, the Insurance Regulatory and Development Authority and the Securities and Exchange Board of India have introduced guidelines modifying the charge structures for unit linked life insurance products and mutual fund products respectively, which could impact the growth and profitability of our life insurance and asset management subsidiaries, and our fee income from distribution of life insurance and mutual fund products. The present global financial crisis is expected to lead to significant regulatory changes in various countries. These may include changes with respect to capital and liquidity ratios, cross-border capital flows, management compensation and consumer protection. The extent and impact of such changes is difficult to anticipate and estimate. Such changes could have an adverse impact on our growth, capital adequacy and profitability. Any change by the Reserve Bank of India in the directed lending norms may result in our inability to meet the priority sector lending requirements as well as require us to increase our lending to relatively riskier segments and may result in an increase in non-performing assets in the directed lending portfolio.

Our inability to effectively manage credit, market and liquidity risk and inaccuracy of our valuation models and accounting estimates may have an adverse effect on our earnings, capitalization, credit ratings and cost of funds.

Our risk management strategies may not be effective because in a difficult or less liquid market environment other market participants may be attempting to use the same or similar strategies to deal with the difficult market conditions. In such circumstances, it may be difficult for us to reduce our risk positions due to the activity of such other market participants. Our derivatives businesses may expose us to unexpected market, credit and operational risks that could cause us to suffer unexpected losses. Severe declines in asset values, unanticipated credit events, or unforeseen circumstances that may cause previously uncorrelated factors to become correlated may create losses resulting from risks not appropriately taken into account in the development, structuring or pricing of a derivative instrument. In addition, many derivative transactions are not cleared and settled through a central clearing house or exchange, and they may not always be confirmed or settled by counterparties on a timely basis. In these situations, we are subject to heightened credit and operational risk, and in the event of a default, we may find the contract more difficult to enforce. Further, as new and more complex derivative products are created, disputes regarding the terms or the settlement procedures of the contracts could arise, which could force us to incur unexpected costs, including transaction and legal costs, and impair our ability to manage effectively our risk exposure from these products. Many of our hedging strategies and other risk management techniques have a basis in historic market behavior, and all such strategies and techniques are based to some degree on management’s subjective judgment. To the extent any of the instruments and strategies we use to hedge or otherwise manage our exposure to market or credit risk are not effective, we may not be able to mitigate effectively our risk exposures in particular market environments or against particular types of risk. Our balance sheet growth is dependent upon economic conditions, as well as upon our ability to securitize, sell, purchase or syndicate particular loans or loan portfolios. Our trading revenues and interest rate risk are dependent upon our ability to properly identify, and mark-to-market, changes in the value of financial instruments caused by changes in market prices or rates. Our earnings are dependent upon the effectiveness of our management of migrations in credit quality and risk concentrations, the accuracy of our valuation models and our critical accounting estimates and the adequacy of our allowances for loan losses.

To the extent our assessments, assumptions or estimates prove inaccurate or not predictive of actual results, we could suffer higher than anticipated losses. See also “—Further deterioration of our non-performing asset portfolio and an inability to improve our provisioning coverage as a percentage of gross non-performing assets could adversely affect our business”. The successful management of credit, market and operational risk is an important consideration in managing our liquidity risk because it affects the evaluation of our credit ratings by rating agencies. Rating agencies may reduce or indicate their intention to reduce the ratings at any time. Recently, Moody’s Investors Service, an international rating agency has placed the ratings of 13 Indian banks, including ICICI Bank, on review for a possible downgrade following their new methodology for assessing the local currency ratings of banks. CRISIL, a domestic rating agency, while reaffirming its AAA ratings on our Upper Tier II and Tier I perpetual bonds has revised its outlook on these ratings from stable to negative. See also “Risks Relating to India and Other Economic and Market Risks —Any downgrading of India’s debt rating by an international rating agency could adversely affect our business, our liquidity and the price of our equity shares and ADSs”. The rating agencies can also decide to withdraw their ratings altogether, which may have the same effect as a reduction in our ratings. Any reduction in our ratings (or withdrawal of ratings) may increase our borrowing costs, limit our access to capital markets and adversely affect our ability to sell or market our products, engage in business transactions particularly longer-term, and derivatives transactions, or retain our customers. Conditions in the international and Indian debt markets may adversely impact our access to financing and liquidity. This, in turn, could reduce our liquidity and negatively impact our operating results and financial condition. For more information relating to our ratings, see “Business—Risk Management—Quantitative and Qualitative Disclosures about Market Risk—Liquidity Risk”.

We may seek opportunities for growth through acquisitions or be required to undertake mergers by the Reserve Bank of India and could face integration and other acquisition risks.

We may seek opportunities for growth through acquisitions or be required to undertake mergers mandated by the Reserve Bank of India under its statutory powers. In the past, the Reserve Bank of India has ordered mergers of weak banks with other banks primarily in the interest of depositors of the weak banks. While we do not currently expect to expand our international business, other than continuing to focus on growing our international deposit base and seeking India-linked business opportunities, we may in the future examine and seek opportunities for acquisitions in countries where we currently operate and in other countries.

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

As a financial intermediary, we are exposed to exchange rate risk. See “Business — Risk Management — Quantitative and Qualitative Disclosures about Market Risk — Exchange Rate Risk”. Several of our borrowers enter into derivative contracts to manage their foreign exchange risk exposures. Some of our clients have incurred marked to market or crystallized losses on their foreign exchange contracts. Further, in some cases, customers have initiated legal proceedings challenging the validity of these contracts and their obligations to us. Any increase in such instances and any decision against us in these proceedings may have an adverse impact on our profitability and business. The failure of our borrowers to manage their exposures to foreign exchange, derivative risk, adverse movements and volatility in foreign exchange rates may adversely affect our borrowers and the quality of our exposure to our borrowers and our business volumes and profitability. In October 2008, the Reserve Bank of India issued guidelines requiring banks to classify receivables representing crystallized positive mark-to-market value of a derivative contract overdue for 90 days or more as a non-performing asset. Defaults by our clients on their derivative contracts and their subsequent classification as non-performing assets may have an adverse impact on our profitability, business and the price of our equity shares and ADSs.

Our rapid retail expansion in India and our rural initiative expose us to increased risks that may adversely affect our business.

We experienced rapid growth in our retail loan portfolio between fiscal 2002 and fiscal 2007. See “Business—Loan Portfolio”. In addition, our rural initiative is designed to bring our products and services into many rural areas. This rapid growth of the retail loan business and the rural initiative exposes us to increased risks within India including the risk that our impaired loans may grow faster than anticipated, increased operational risk, increased fraud risk and increased regulatory and legal risk. For example, during fiscal 2007, we made a provision of Rs. 0.93 billion (US$ 18 million) for losses from frauds pertaining to the warehouse receipt-based financing product for agricultural credit. See also “—We are subject to legal and regulatory risk which may adversely affect our business and the price of our equity shares and ADSs”.

Our business is very competitive and our strategy depends on our ability to compete effectively.

Within the Indian market, we face intense competition from other commercial banks, investment banks, insurance companies and non-bank finance companies. Some Indian public and private sector banks have recently experienced higher growth, achieved better profitability and increased their market shares relative to us. Further liberalization of the Indian financial sector could lead to a greater presence or new entries of Indian and foreign banks offering a wider range of products and services, which could adversely impact our competitive environment. In addition, the Indian financial sector may experience further consolidation, resulting in fewer banks and financial institutions, some of which may have greater resources than us. See “Business—Competition” and “Overview of the Indian Financial Sector—Commercial Banks—Foreign Banks”. Due to competitive pressures, we may be unable to successfully execute our growth strategy and offer products and services at reasonable returns and this may adversely impact our business.

In our international operations we also face intense competition from the full range of competitors in the financial services industry, both banks and non-banks and both Indian and foreign banks. We remain a small to mid-size player in the international markets and many of our competitors have resources much greater than our own.

Changes in the regulation and structure of the financial markets in India may adversely impact our business.

The Indian financial markets has in recent years experienced, and continues to experience, changes and developments aimed at reducing the cost and improving the quality of service delivery to users of financial services. In 2005, the Reserve Bank India introduced the Real Time Gross Settlement System, an inter-bank settlement system which facilitates real time settlements primarily between banks. Recent examples of such changes include free access for a customer of any bank to ATMs of all other banks with restrictions on amount and number of transactions. Such developments impact the profitability of banks, by reduction in float balances and fee incomes, and an increase in costs. See also “- Regulatory changes in India or other jurisdictions in which we operate could adversely affect our business”.

The additional capital required by our insurance subsidiaries may adversely impact our business and the price of our equity shares and ADSs.

While the level of statutory losses in our life insurance business have declined and the growth of our life and general insurance subsidiaries has moderated, we expect that additional capital will be required to support the life insurance business. Our ability to invest additional capital in these businesses is subject to the Reserve Bank of India’s regulations on capital adequacy and its para-banking guidelines that prescribe limits for our aggregate investment in financial sector enterprises. All such investments require prior approval of the Reserve Bank of India. See “Business—Insurance” and “Supervision and Regulation-Reserve Bank of India Regulation-Holding Companies”. The capital requirements of our insurance subsidiaries and restrictions on our ability to capitalize them could adversely impact their growth, our future capital adequacy, our financial performance and the price of our equity shares and ADSs.

While our insurance businesses are becoming an increasingly important part of our business, there can be no assurance that they will continue to experience high rates of growth.

Our life insurance and general insurance joint ventures are becoming an increasingly important part of our business. See “Business—Insurance”. These businesses have seen sharp moderation in growth since fiscal 2009. There can be no assurance that these businesses will continue to experience high rates of growth. Our life insurance business primarily comprises unit-linked life insurance and pension products. Reduction in capital market valuations and volatility in capital markets have had an adverse impact on the demand for these products. The growth of our general insurance business has been adversely impacted by the deregulation of pricing on certain products, which has resulted in a reduction in premiums for those products. See also “Supervision and Regulation-Regulations Governing Insurance Companies”. A slowdown in the Indian economy could adversely impact the future growth of these businesses. See also “—Regulatory changes in India or other jurisdictions in which we operate could adversely affect our business”. Any slowdown in these businesses and in particular in the life insurance business could have an adverse impact on our business and the price of our equity shares and ADSs.

Our life insurance business is in a loss position and is expected to continue to generate losses for some years.

We and our joint venture partner have made significant investments in our life insurance joint venture, ICICI Prudential Life Insurance Company. See “Business—Insurance”. As is normal in the start-up phase of any life insurance business, we are currently experiencing losses from this business. We expect these losses to continue for the near term, particularly in light of the current economic slowdown and declines in the market value of investments underlying the life insurance products. There can be no assurance that the ultimate actual profitability of the life insurance business will be in line with current assumptions and expectations.

Actuarial experience and other factors could differ from assumptions made in the calculation of life actuarial reserves.

The assumptions our life insurance subsidiary makes in assessing its life insurance reserves may differ from what it experiences in the future. Our life insurance subsidiary derives its life insurance reserves using “best estimate” actuarial policies and assumptions. These assumptions include the assessment of the long-term development of interest rates, investment returns, the allocation of investments between equity, fixed income and other categories, mortality and morbidity rates, policyholder lapses and future expense levels. Our life insurance subsidiary monitors its actual experience of these assumptions and to the extent that it considers that this experience will continue in the longer term, it refines its long-term assumptions. Changes in any such assumptions may lead to changes in the estimates of life and health insurance reserves.

Loss reserves for our general insurance business are based on estimates as to future claims liabilities and adverse developments relating to claims could lead to further reserve additions and materially adversely affect the operation of our general insurance subsidiary.

In accordance with the general insurance industry practice and accounting and regulatory requirements, our general insurance subsidiary establishes reserves for loss and loss adjustment expenses related to its general insurance business. Reserves are based on estimates of future payments that will be made in respect of claims, including expenses relating to such claims. Such estimates are made on both a case by case basis, based on the facts and circumstances available at the time the reserves are established, as well as in respect of losses that have been incurred but not reported. These reserves represent the estimated ultimate cost necessary to bring all pending claims to final settlement.

Reserves are subject to change due to a number of variables which affect the ultimate cost of claims, such as changes in the legal environment, results of litigation, costs of repairs and other factors such as inflation and exchange rates and our general insurance subsidiary’s reserves for environmental and other latent claims are particularly subject to such variables. The results of operations of our general insurance subsidiary depend significantly upon the extent to which its actual claims experience is consistent with the assumptions it uses in setting the prices for products and establishing the liabilities for obligations for technical provisions and claims. To the extent that its actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, it may be required to increase its reserves, which may materially adversely affect its results of operations.

Established loss reserves estimates are periodically adjusted in the ordinary course of settlement, using the most current information available to management, and any adjustments resulting from changes in reserve estimates are reflected in current results of operations. Our general insurance subsidiary also conducts reviews of various lines of business to consider the adequacy of reserve levels. Based on current information available and on the basis of internal procedures, the management of our general insurance subsidiary considers that these reserves are adequate. However, because the establishment of reserves for loss and loss adjustment expenses is an inherently uncertain process, there can be no assurance that ultimate losses will not materially exceed the established reserves for loss and loss adjustment expenses and have a material adverse effect on the results of operations of our general insurance subsidiary.

The financial results of our general insurance business could be materially adversely affected by the occurrence of catastrophe.

Portions of our general insurance subsidiary’s business may cover losses from unpredictable events such as hurricanes, windstorms, monsoons, earthquakes, fires, industrial explosions, floods, riots and other man-made or natural disasters, including acts of terrorism. The incidence and severity of these catastrophes in any given period are inherently unpredictable.

Although the subsidiary monitors its overall exposure to catastrophes and other unpredictable events in each geographic region and determines its underwriting limits related to insurance coverage for losses from catastrophic events, the subsidiary generally seeks to reduce its exposure through the purchase of reinsurance, selective underwriting practices and by monitoring risk accumulation. Claims relating to catastrophes may result in unusually high levels of losses and could have a material adverse effect on our financial position or results of operations.

We are subject to legal and regulatory risk which may adversely affect our business and the price of our equity shares and ADSs.

We are subject to a wide variety of banking, insurance and financial services laws and regulations and a large number of regulatory and enforcement authorities in each of the jurisdictions in which we operate. The laws and regulations governing the banking and financial services industry have become increasingly complex governing a wide variety of issues, including interest rates, liquidity, capital adequacy, securitization, investments, ethical issues, money laundering, privacy, record keeping, and marketing and selling practices, with sometimes overlapping jurisdictional or enforcement authorities. In addition to regulations applicable to all banks, the Reserve Bank of India may impose additional requirements on us which may impact our financial performance. Our insurance subsidiaries are also subject to extensive regulation and supervision and the Insurance Regulatory and Development Authority has the authority to impact and alter laws and regulations regarding the insurance industry, including regulations governing products, selling commissions, solvency margins and reserving, which can also lead to additional costs or restrictions on the insurance subsidiaries’ activities. Similarly our asset management subsidiary is subject to supervision and regulation by the Securities and Exchange Board of India.

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

In fiscal 2006, the Reserve Bank India imposed a penalty of Rs. 0.5 million (US$ 9,829) on us in connection with our role as collecting bankers in certain public offerings of equity by companies in India. The Securities and Futures Commission, Hong Kong charged us with carrying on the business of dealing in securities in Hong Kong between June 15, 2004 and March 8, 2006, without having the requisite license. The Eastern Magistrate’s Court, Hong Kong, on April 10, 2007 fined us a sum of HK$ 40,000 and further ordered us to reimburse investigation costs to the Securities and Futures Commission. We have paid these amounts. See also Schedule 19A, Note 12 to the Consolidated Financial Statements – Penalties/fines by Reserve Bank of India and other banking regulatory authorities.

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

Despite our best efforts to comply with all applicable regulations, there are a number of risks that cannot be completely controlled. Our international expansion has led to increased risk in this respect. Regulators in every jurisdiction in which we operate or have listed our securities have the power to bring administrative or judicial proceedings against us (or our employees, representatives, agents and third party service providers), which could result, among other things, in suspension or revocation of one or more of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially harm our reputation, results of operations and financial condition.

We cannot predict the timing or form of any current or future regulatory or law enforcement initiatives, which we note are increasingly common for international banks and financial institutions, but we would expect to cooperate with any such regulatory investigation or proceeding.

We face greater credit risks than banks in developed economies.

Our credit risk is higher because most of our borrowers are based in India. Unlike several developed economies, a nation-wide credit bureau has become operational in India only recently. This may affect the quality of information available to us about the credit history of our borrowers, especially individuals and small businesses. In addition, the credit risk of our borrowers, particularly small and middle market companies, is higher than borrowers in more developed economies due to the greater uncertainty in the Indian regulatory, political, economic and industrial environment and the difficulties of many of our corporate borrowers to adapt to global technological advances. The directed lending norms of the Reserve Bank of India require us to lend a certain proportion of our loans to “priority sectors,” including agriculture and small enterprises, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. Any shortfall may be required to be allocated to investments yielding sub-market returns. See “Business—Loan Portfolio—Directed Lending.” Also, several of our corporate borrowers in the past suffered from low profitability because of increased competition from economic liberalization, a sharp decline in commodity prices, a high debt burden and high interest rates in the Indian economy at the time of their financing, and other factors. The current economic slowdown and the general decline in business activity in India could impose further stress on these borrowers’ financial soundness and profitability and thus expose us to increased credit risk. This may lead to an increase in the level of our non-performing assets and there could be an adverse impact on our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

There is operational risk associated with the financial industry which, when realized, may have an adverse impact on our business.

We, like all financial institutions, are exposed to many types of operational risk, including the risk of fraud or other misconduct by employees or outsiders, unauthorized transactions by employees and third parties (including violation of regulations for prevention of corrupt practices, and other regulations governing our business activities), misreporting or non-reporting with respect to statutory, legal or regulatory reporting and disclosure obligations, or operational errors, including clerical or record keeping errors or errors resulting from faulty computer or telecommunications systems. Our growth, particularly in the rural initiative, international arena and insurance businesses exposes us to additional operational and control risks. The increasing size of our treasury operations, which use automated control and recording systems as well as manual checks and record keeping, exposes us to the risk of errors in control and record keeping. We also outsource some functions, like collections, to other agencies. Given our high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. In addition, our dependence upon automated systems to record and process transactions may further increase the risk that technical system flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect. We may also be subject to disruptions of our operating systems, arising from events that are wholly or partially beyond our control (including, for example, computer viruses or electrical or telecommunication outages), which may give rise to deterioration in customer service and to loss or liability to us. We are further exposed to the risk that external vendors may be unable to fulfill their contractual obligations to us (or will be subject to the same risk of fraud or operational errors by their respective employees as we are), and to the risk that our (or our vendors’) business continuity and data security systems prove not to be sufficiently adequate. We also face the risk that the design of our controls and procedures prove inadequate, or are circumvented, thereby causing delays in detection or errors in information. Although we maintain a system of controls designed to keep operational risk at appropriate levels, like all banks and insurance companies we have suffered losses from operational risk and there can be no assurance that we will not suffer losses from operational risks in the future that may be material in amount, and our reputation could be adversely affected by the occurrence of any such events involving our employees, customers or third parties. For a discussion of how operational risk is managed, see “Business—Risk Management—Operational Risk”.

Fraud and significant security breaches in our computer system and network infrastructure could adversely impact our business.

Our business operations are based on a high volume of transactions. Although we take adequate measures to safeguard against system-related and other fraud, there can be no assurance that we would be able to prevent fraud. Our reputation could be adversely affected by fraud committed by employees, customers or outsiders. Our rural initiative, our international growth and our expansion to new product lines such as insurance may create additional challenges with respect to managing the risk of frauds due to the increased geographical dispersion and use of intermediaries. For example, during fiscal 2007, we made a provision of Rs. 0.9 billion (US$ 18 million) for losses from frauds pertaining to the warehouse receipt-based financing product for agricultural credit. See “Operating and Financial Review and Prospects—Provisions for Non-performing Assets and Restructured Loans” and “Business—Risk Management—Operational Risk”. Physical or electronic break-ins, security breaches, other disruptive problems caused by our increased use of the internet or power disruptions could also affect the security of information stored in and transmitted through our computer systems and network infrastructure. Although we have implemented security technology and operational procedures to prevent such occurrences, there can be no assurance that these security measures will be successful. A significant failure in security measures could have a material adverse effect on our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

System failures could adversely impact our business.

Given the large share of retail products and services and transaction banking services in our total business, the importance of systems technology to our business has increased significantly. We have recently launched delivery of banking services through mobile telephones. Our principal delivery channels include ATMs, call centers and the Internet. Any failure in our systems, particularly for retail products and services and transaction banking, could significantly affect our operations and the quality of our customer service and could result in business and financial losses and adversely affect the price of our equity shares and ADSs.

A determination against us in respect of disputed tax assessments may adversely impact our financial performance.

We have been assessed a significant amount in additional taxes by the government of India’s tax authorities in excess of our provisions. See “Business—Legal and Regulatory Proceedings”. We have appealed all of these demands. While we expect that no additional liability will arise out of these disputed demands, there can be no assurance that these matters will be settled in our favor or that no further liability will arise out of these demands. Any additional tax liability may adversely impact our financial performance and the price of our equity shares and ADSs.

We are involved in various litigations. Any final judgment awarding material damages against us could have a material adverse impact on our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

We and our group companies, or our or their directors or officers, are often involved in litigations (including civil or criminal) for a variety of reasons, which generally arise because we seek to recover our dues from borrowers or because customers seek claims against us. The majority of these cases arise in the normal course and we believe, based on the facts of the cases and consultation with counsel, that these cases generally do not involve the risk of a material adverse impact on our financial performance or stockholders’ equity. Where we assess that there is a probable risk of loss, it is our policy to make provisions for the loss. However, we do not make provisions or disclosures in our financial statements where our assessment is that the risk is insignificant. See “Business—Legal and Regulatory Proceedings”. We cannot guarantee that the judgments in any of the litigation in which we are involved would be favorable to us and if our assessment of the risk changes, our view on provisions will also change.

Any inability to attract and retain talented professionals may adversely impact our business.

Our business is growing more complex with both product line expansion into the insurance area and geographic expansion internationally and via the rural initiatives. Our continued success depends in part on the continued service of key members of our management team and our ability to continue to attract, train, motivate and retain highly qualified professionals is a key element of our strategy and we believe it to be a significant source of competitive advantage. The successful implementation of our strategy depends on the availability of skilled management, both at our head office and at each of our business units and international locations and on our ability to attract and train young professionals. In fiscal 2009, our compensation levels reduced as we did not award performance bonuses to employees. While a substantial portion of our compensation structure for middle and senior management has for several years been in the form of employee stock options, the market price of our equity shares declined significantly during the year. The combination of these factors could adversely affect our ability to hire and retain qualified employees. If we or one of our business units or other functions fail to staff their operations appropriately, or lose one or more of our key senior executives or qualified young professionals and fail to replace them in a satisfactory and timely manner, our business, financial condition and results of operations, including our control and operational risks, may be adversely affected. Likewise, if we fail to attract and appropriately train, motivate and retain young professionals or other talent, our business may likewise be affected. See “Business—Employees”.

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

In fiscal 2008, we concluded a capital raising exercise comprising a public offering in India and an ADS offering aggregating Rs. 199.7 billion (US$ 3.9 billion). We may conduct additional equity offerings to fund the growth of our business, including our international operations, our insurance business or our other subsidiaries. In addition, up to 5.0% of our issued equity shares from time to time, may be granted in accordance with our Employee Stock Option Scheme. Any future issuance of equity shares or ADSs or exercise of employee stock options would dilute the positions of investors in equity shares and ADSs and could adversely affect the market price of our equity shares and ADSs.

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

Life Insurance Corporation of India, General Insurance Corporation of India and public sector general insurance companies, each of which is directly controlled by the Indian government, are among our principal shareholders. See “Business — Shareholding Structure and Relationship with the government of India”. Our other large shareholders include Allamanda Investments Pte. Limited, a subsidiary of Temasek Holdings Pte. Limited and Bajaj Holding and Investment Limited, an Indian private sector company. Any substantial sale of our equity shares by these or other large shareholders could adversely affect the price of our equity shares and ADSs.

Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs.

The Indian securities markets are smaller and more volatile than securities markets in developed economies. In the past, the Indian stock exchanges have experienced high volatility and other problems that have affected the market price and liquidity of the listed securities, including temporary exchange closures, broker defaults, settlement delays and strikes by brokers. In April 2003, the decline in the price of the equity shares of a leading Indian software company created volatility in the Indian stock markets and created temporary concerns regarding our exposure to the equity markets. On May 17, 2004, the Bombay Stock Exchange Sensex fell by 565 points from 5,070 to 4,505, creating temporary concerns regarding our exposure to the equity markets. Both the BSE and the National Stock Exchange (the “NSE”) halted trading on the exchanges on May 17, 2004 in view of the sharp fall in prices of securities. The Indian securities markets experienced rapid appreciation during fiscal 2006 but underwent a sharp correction in May 2006. The markets experienced a recovery thereafter and the BSE Sensex reached an all time high of 20,873 on January 8, 2008 but have subsequently experienced a sharp correction since January 2008, with the BSE Sensex declining to 8,160 on March 9, 2009. In the six months since then, the equity markets have recovered with the BSE Sensex at 16,741 at September 18, 2009. In recent years, there have been changes in laws and regulations for the taxation of dividend income, which have impacted the Indian equity capital markets. See “Dividends”. Similar problems or changes in the future could adversely affect the market price and liquidity of our equity shares and ADSs.

Settlement of trades of equity shares on Indian stock exchanges may be subject to delays.

The equity shares represented by the ADSs are currently listed on the BSE and the NSE. Settlement on those stock exchanges may be subject to delays and an investor in equity shares withdrawn from the depositary facility upon surrender of ADSs may not be able to settle trades on such stock exchanges in a timely manner. See “-Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs”.

Changes in Indian regulations on foreign ownership, a change in investor preferences or an increase in the number of ADSs outstanding could adversely affect the price of our equity shares and ADSs.

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

BUSINESS

Overview

We offer a wide range of banking products and services to corporate and retail customers through a variety of delivery channels. In fiscal 2009, we made a net profit of Rs. 35.8 billion (US$ 704 million) compared to a net profit of Rs. 34.0 billion (US$ 668 million) in fiscal 2008. At year-end fiscal 2009, we had assets of Rs. 4,826.9 billion (US$ 94.9 billion) and net worth of Rs. 467.8 billion (US$ 9.2 billion). At year-end fiscal 2009, we were the largest private sector bank in India and the second largest bank in India in terms of assets.

Our commercial banking operations for retail customers consist of retail lending and deposits, private banking, distribution of third party investment products and other fee-based products and services, as well as issuance of unsecured redeemable bonds. We provide a range of commercial banking and project finance products and services, including loan products, fee and commission-based products and services, deposits and foreign exchange and derivatives products to India’s leading corporations, middle market companies and small and medium enterprises. We also offer agricultural and rural banking products. Our treasury operations include maintenance and management of regulatory reserves, proprietary trading in equity and fixed income, a range of products and services for corporate customers, such as forward contracts and interest rate and currency swaps, and foreign exchange products and services.

In our international banking operations our primary focus is on persons of Indian origin and India businesses. We currently have subsidiaries in the United Kingdom, Canada and Russia, branches in Singapore, Dubai, Sri Lanka, Hong Kong, Qatar, United States and Bahrain and representative offices in China, United Arab Emirates, Bangladesh, South Africa, Malaysia, Thailand and Indonesia. Our subsidiary in the United Kingdom has established a branch in Antwerp, Belgium and a branch in Frankfurt, Germany.

Our subsidiaries, ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting and brokerage and primary dealership in government securities respectively. ICICI Securities owns icicidirect.com, a leading online brokerage platform. ICICI Securities Limited has a subsidiary in the US, ICICI Securities Holdings Inc., providing wealth management services to NRI customers. ICICI Securities Holdings Inc., has a subsidiary in the US, ICICI Securities Inc., which is engaged in brokerage services. Our private equity fund management subsidiary ICICI Venture Funds Management Company manages funds that undertake private equity investments. Our subsidiaries ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Prudential Asset Management Company provide a wide range of life and general insurance and asset management products and services to retail and corporate customers. ICICI Prudential Life Insurance Company was the largest private sector life insurance company with a market share of about 11% in new business written (on retail weighted received premium basis) in fiscal 2009. ICICI Lombard General Insurance Company was the largest private sector general insurance company with a market share of about 11% in gross written premium in fiscal 2009. ICICI Prudential Asset Management Company manages the ICICI Prudential Mutual Fund Limited, which was among the top three mutual funds in India in terms of average funds under management in March 2009 with a market share of about 10%. We cross-sell the products of our insurance and asset management subsidiaries to our corporate and retail customers.

The Pension Fund Regulatory and Development Authority had selected ICICI Prudential Life Insurance Company as one of the six entities to manage the pension assets of citizens of India (other than mandated pension funds of government employees) under the New Pension System. The Pension Fund Regulatory and Development Authority required the sponsor, ICICI Prudential Life Insurance Company, to set up a separate entity for managing such pension funds and maintain a minimum net worth of Rs. 100 million (US$ 2 million). ICICI Prudential Pension Funds Management Company Limited was thus incorporated on April 22, 2009 as a 100% subsidiary of ICICI Prudential Life Insurance Company, which in turn is a subsidiary of ICICI Bank.

We deliver our products and services through a variety of channels, ranging from bank branches and ATMs to call centers and the Internet. At year-end fiscal 2009, we had a network of 1,419 branches and 4,713 ATMs across several Indian states. This includes over 190 branches and extension counters of Sangli Bank, an unlisted private sector bank that merged with us effective April 19, 2007.

Our legal name is ICICI Bank Limited but we are known commercially as ICICI Bank. We were incorporated on January 5, 1994 under the laws of India as a limited liability corporation. The duration of ICICI Bank is unlimited. Our principal corporate office is located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, India, our telephone number is +91 22 2653 1414 and our web site address is www.icicibank.com. None of the contents of our and our subsidiaries’ websites are incorporated in this annual report. Our agent for service of process in the United States is Mr. G.V.S Ramesh, Joint General Manager, ICICI Bank Limited, New York Branch, 500 Fifth Avenue, Suite 2830, New York, New York 10110.

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

The issue of universal banking, which in the Indian context means conversion of long-term lending institutions such as ICICI into commercial banks, had been discussed at length in the late 1990s. Conversion into a bank offered ICICI the ability to accept low-cost demand deposits and offer a wider range of products and services, and greater opportunities for earning non-fund based income in the form of banking fees and commissions. ICICI Bank also considered various strategic alternatives in the context of the emerging competitive scenario in the Indian banking industry. ICICI Bank identified a large capital base and size and scale of operations as key success factors in the Indian banking industry. In view of the benefits of transformation into a bank and Reserve Bank of India’s pronouncements on universal banking, ICICI and ICICI Bank decided to merge.

At the time of the merger, both ICICI Bank and ICICI were publicly listed in India and on the New York Stock Exchange. The amalgamation was approved by each of the boards of directors of ICICI, ICICI Personal Financial Services, ICICI Capital Services and ICICI Bank at their respective board meetings held on October 25, 2001. The amalgamation was approved by ICICI Bank’s and ICICI’s shareholders at their extraordinary general meetings held on January 25, 2002 and January 30, 2002, respectively. The amalgamation was sanctioned by the High Court of Gujarat at Ahmedabad on March 7, 2002 and by the High Court of Judicature at Bombay on April 11, 2002. The amalgamation was approved by Reserve Bank of India on April 26, 2002. The amalgamation became effective on May 3, 2002. The date of the amalgamation for accounting purposes under Indian GAAP was March 30, 2002.

The Sangli Bank Limited, an unlisted private sector bank merged with ICICI Bank with effect from April 19, 2007. On the date of acquisition, Sangli Bank had over 190 branches and extension counters, total assets of Rs. 17.6 billion (US$ 346 million), total deposits of Rs. 13.2 billion (US$ 259 million) and total loans of Rs. 2.0 billion (US$ 39 million).

Shareholding Structure and Relationship with the government of India

The following table sets forth, at September 18, 2009, certain information regarding the ownership of our equity shares.

	Percentage of total equity shares outstanding	Number of equity shares held
Government-controlled shareholders:
Life Insurance Corporation of India	10.3	114,641,610
General Insurance Corporation of India and government-owned general insurance companies	2.8	31,561,785
UTI and UTI Mutual Fund	0.9	10,556,499
Other government-controlled institutions, mutual funds, corporations and banks	0.3	3,650,992
Total government-controlled shareholders	14.4	160,410,886
Other Indian investors:
Individual domestic investors (1) (2)	6.5	72,220,674
Mutual funds and banks (other than government-controlled mutual funds and banks)	6.2	69,452,604
Bajaj Holdings and Investment Ltd	2.1	22,868,497
Indian corporates (excluding Bajaj Holdings and Investment Ltd) and others	5.2	57,468,557
Total other Indian investors	19.9	222,010,332
Total Indian investors	34.3	382,421,218
Foreign investors:
Deutsche Bank Trust Company Americas, as depositary for American Depositary Share holders	29.9	332,741,702
Allamanda Investments Pvt. Limited (3)	5.8	64,113,201
Other foreign institutional investors, foreign banks, overseas corporate bodies, foreign companies, foreign nationals, foreign institutional investors and non-resident Indians (1) (2)	30.0	334,224,938
Total foreign investors	65.7	731,079,841
Total	100.0	1,113,501,059

(1)	Executive officers and directors as a group held around 0.4% of the equity shares as of this date.
(2)	No single shareholder in this group owned 5.0% or more of ICICI Bank’s equity shares as of this date.
(3)	A subsidiary of Temasek Holdings Private Limited, Singapore.

In fiscal 2006, we concluded a capital raising exercise issuing 148,204,556 equity shares, raising a total of Rs. 80.0 billion (US$ 1.6 billion) through a simultaneous public offering in India and ADS offering in the United States, with a Public Offering Without Listing of ADSs in Japan. The offering was priced at Rs. 498.75 (US$ 9.80) per share for retail investors in India, Rs. 525 (US$ 10.32) per share for other investors in the Indian offering and US$ 26.75 per ADS. In June 2007, we undertook a capital raising exercise through a simultaneous public offering in India and ADS offering in the United States resulting in aggregate the issuance of 208,497,102 equity shares (including partly paid equity shares), raising a total of Rs. 199.7 billion (US$ 3.9 billion). The offering was priced at Rs. 890 (US$ 17.50) per share for retail investors in India, Rs. 940 (US$ 18.48) per share for other investors in the Indian offering and US$ 49.25 per ADS.

The holding of government-controlled shareholders was 14.4% at September 18, 2009 against 12.3% at September 19, 2008 and 11.5% at September 21, 2007. The holding of Life Insurance Corporation of India was 10.3% at September 18, 2009 against 8.4% at September 19, 2008, and 7.3% at September 21, 2007.

   We operate as an autonomous and commercial enterprise and the Indian government has never directly held any of our shares. We are not aware of or a party to any shareholders’ agreement or voting trust relating to the ownership of the shares held by the government-controlled shareholders. We do not have any agreement with our government-controlled shareholders regarding management control, voting rights, anti-dilution or any other matter. Our Articles of Association provide that the government of India is entitled, pursuant to the provisions of guarantee agreements between the government of India and ICICI, to appoint a representative to our board. The government of India has appointed one representative to our board. We have traditionally invited a representative of each of the government-controlled insurance companies that are among our principal institutional shareholders, Life Insurance Corporation of India Limited and General Insurance Corporation of India Limited to join our board. Mr. T. S. Vijayan, Chairman of Life Insurance Corporation of India was appointed as a director effective April 30, 2005. There is currently no representative of General Insurance Corporation of India on our board. See “Management—Directors and Executive Officers” for a discussion of the composition of our board of directors.

The holding of other Indian investors was 19.9% at September 18, 2009 against 21.6% at September 19, 2008 and 18.4% at September 21, 2007. The total holding of Indian investors was 34.3% at September 18, 2009 against 34.0% at September 19, 2008 and 29.8% at September 21, 2007. The holding of foreign investors was 65.7% at September 18, 2009 against 66.0% at September 19, 2008 and 70.2% at September 21, 2007. See “Supervision and Regulation—Reserve Bank of India Regulations—Ownership Restrictions”.

Deutsche Bank Trust Company Americas holds the equity shares represented by 166 million ADSs outstanding as depositary on behalf of the holders of the ADSs. The ADSs are listed on the New York Stock Exchange. Under the Indian Banking Regulation Act, no person holding shares in a banking company can exercise more than 10.0% of the total voting power. This means that Deutsche Bank Trust Company Americas (as depositary), which held approximately 29.9% of our equity shares at September 18, 2009 against 28.2% at September 19, 2008 and 29.0% at September 21, 2007 could only vote 10.0% of our equity shares, in accordance with the directions of our board of directors. See “Overview of the Indian Financial Sector—Recent Structural Reforms—Proposed Amendments to the Banking Regulation Act”. Except as stated above, no shareholder has differential voting rights.

Strategy

The key elements of our business strategy are to:

•	focus on quality growth opportunities by:

•	maintaining our retail and corporate franchise in both domestic and international markets;

•	increasing the proportion of current and savings account and retail term deposits in our domestic deposit base;

•	building a rural banking franchise; and

•	strengthening our insurance, asset management and securities businesses

•	emphasize conservative risk management practices and enhance asset quality;

•	use technology for competitive advantage; and

•	attract and retain talented professionals.

Given the volatile economic environment in fiscal 2009, we focused on capital conservation, liquidity management and risk containment. We tightened our lending norms, especially in the unsecured retail segment and moderated our credit growth. We expanded our branch network with a focus on increasing our low cost and retail deposit base. At the same time, we maintained a strict control on operating expenses.

In fiscal 2010, our strategy is to focus on re-balancing our rupee funding profile to increase the proportion of current and savings account deposits; capitalize on selected credit segments including home loans, other secured retail loans and project finance; and grow our commercial banking activities. We do not expect our international branches and subsidiaries to experience significant growth. We expect our non-banking subsidiaries engaged in asset management, securities broking and life insurance to benefit from the recent stabilization and improvement in economic conditions and revival in equity markets in India.

Overview of Our Products and Services

We offer products and services in commercial banking area to corporate and retail customers, both domestic and international. We also undertake treasury operations and offer treasury related products and services to our customers. We are also engaged in insurance, asset management, securities business venture capital and private equity fund management through specialized subsidiaries.

Commercial Banking for Retail Customers

Our commercial banking operations for retail customers consist of retail lending and deposits, credit cards, depositary share accounts, distribution of third-party investment and insurance products, other fee-based products and services and issuance of unsecured redeemable bonds.

Retail Lending Activities

Given the favorable demographics of the country and the under penetration of retail credit, we identified retail credit as a key opportunity in early 2000. We capitalized on the retail opportunity offering home loans, automobile loans, commercial business loans (including primarily commercial vehicle loans), personal loans, credit cards, loans against time deposits and loans against securities. We also funded dealers who sell automobiles, consumer durables and commercial vehicles. Our retail portfolio increased to Rs. 1,457.6 billion (US$ 28.7 billion) constituting 57.0% of gross loans at year-end fiscal 2008. Due to the increase in interest rates, the tightening of liquidity, the increase in asset prices and challenges in collections, we reduced our disbursements of retail loans, especially unsecured loans, from fiscal 2008 and, as a result, the retail portfolio declined to Rs. 1,259.9 billion (US$ 24.8 billion) constituting 46.4% of gross loans at year-end fiscal 2009. However, we continue to believe that retail credit has a robust long-term potential due to rising income levels and expansion of the middle class. We will continue to focus on secured retail products like home loans, car loans and commercial vehicle loans. We will selectively offer unsecured products such as personal loans and credit cards to our existing customers.

Our retail asset products are generally fixed rate products repayable in equated monthly instalments other than our floating rate home loan portfolio, where any change in the benchmark rate to which the rate of interest on the loan is referenced is passed on to the borrower on the first day of the succeeding quarter or succeeding month, as applicable. Any decrease in the rate of interest payable on floating rate home loans is generally effected by an acceleration of the repayment schedule, keeping the monthly instalment amount unchanged. Any increase in the rate of interest payable on floating rate home loans is generally effected in the first instance by an extension of the repayment schedule, keeping the monthly instalment amount unchanged, and based on certain criteria, by changing the monthly instalment amount. See also “Risk Factors — Risks Relating to Our Business — Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”.

The following table sets forth, at the dates indicated, break-down of our gross (net of write-offs) retail finance portfolio.

	At year-end fiscal		At year-end fiscal
	2008		2009		2009
	(in billions)		(in billions)		(in millions)
Home loans(1)	Rs.	773.7	Rs.	733.1	US$	14,411
Automobile loans		174.8		133.2		2,618
Commercial business		203.9		164.4		3,232
Personal loans		144.3		108.8		2,139
Credit card receivables		96.5		90.2		1,773
Two wheeler loans		29.8		16.9		332
Others(2)		34.6		13.3		262

Total retail finance portfolio	Rs.	1,457.6	Rs.	1,259.9	US$	24,767

(1)	Includes developer financing.
(2)	Includes dealer financing.

The proportion of personal loans and credit card receivables in the total retail portfolio decreased from 16.5% at year-end fiscal 2008 to 15.8% at year-end fiscal 2009. At year-end fiscal 2009 our retail finance portfolio included

Rs. 13.3 billion (US$ 261 million) of micro banking loans. These loans are in the nature of small ticket advances primarily to low income urban customers. We discontinued this product in fiscal 2008.

We offer retail lending products primarily in India through ICICI Bank and its wholly owned subsidiary, ICICI Home Finance Company Limited. Our home loan portfolio includes both loan for purchase and construction of homes as well as loan against property. We generally make loans following the policies stipulating the maximum loan-to-value ratios, with a term of 15-20 years with payments in the form of equated monthly instalments. We also undertake retail lending activities to a limited extent in certain of our international branches and subsidiaries.

Lending to Small and Medium Enterprises

We have segmented offerings for the small and medium enterprises sector. We have adopted a cluster based financing approach to fund small enterprises that have a homogeneous profile such as engineering, information technology, transportation and logistics and pharmaceuticals. We also offer supply chain financing solutions to the channel partners of corporate clients and business loans (in the form of cash credit/overdraft/term loans) to meet the working capital needs of small businesses. We are also pro-actively reaching out to small and medium enterprises through various initiatives such as the small and medium enterprises CEO Knowledge Series—a platform to mentor and assist entrepreneurs, small and medium enterprises toolkit—an online business and advisory resource for small and medium enterprises, and "Emerging India Awards” –a small and medium enterprises recognition platform. We will continue to focus on lending to small and medium enterprises.

Retail Deposits

Our retail deposit products include time deposits and savings accounts. We also offer targeted products to specific customer segments such as high networth individuals, defense personnel, trusts and businessmen, and have corporate salary account products. We offer current account (i.e. checking accounts for businesses) products to our small enterprises customers, who maintain balances with us. Further, we offer an international debit card in association with VISA International. At year-end fiscal 2009, we had a debit card base in excess of 14.5 million cards.

We are currently placing enhanced emphasis on increasing our current and savings account deposit base and improving the proportion of current and savings accounts in our total deposits. Expansion of our branch network in India is a critical element of this strategy.

For a description of Reserve Bank of India’s regulations applicable to deposits in India and required deposit insurance, see “Supervision and Regulation—Reserve Bank of India’s Regulations—Regulations Relating to Deposits” and “Supervision and Regulation—Deposit Insurance”. For more information on the type, cost and maturity profile of our deposits, see “—Funding”.

Bond Issues

We offer retail liability products in the form of a variety of unsecured bonds. Reserve Bank of India has prescribed limits for issuance of bonds by banks. During fiscal 2009 we did not raise any funds through public issue of bonds. While we expect that deposits will continue to be our primary source of funding, we may conduct bond issues in the future.

Fee-Based Products and Services

Through our distribution network, we offer government of India savings bonds, insurance policies from ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company and distribute public offerings of equity shares by Indian companies. We also offer a variety of mutual fund products from ICICI Prudential Asset Management Company and other select mutual funds. We sell gold coins through our branches. We also levy services charges on deposit accounts.

We also offer fee-based products and services including transaction banking services, documentary credits and guarantees to small and medium enterprises.

As a depositary participant of the National Securities Depository Limited and Central Depository Services (India) Limited, we offer depositary share accounts to settle securities transactions in a dematerialized mode. Further, we are one of the banks designated by Reserve Bank of India for issuing approvals to non-resident Indians and overseas corporate bodies to trade in shares and convertible debentures on the Indian stock exchanges.

Commercial Banking for Corporate Customers

We provide a range of commercial and investment banking products and services to India’s leading corporations and middle market companies. Our product suite includes working capital and term loan products, fee and commission-based products and services, deposits and foreign exchange and derivatives products. The Corporate Banking Group focuses on origination and coverage of all corporate clients. The Corporate Banking Group comprises relationship and credit teams. The Investment Banking Group focuses on execution of investment banking mandates. The Commercial Banking Group is responsible for growing the trade services and transaction banking business through identified branches, while working closely with the corporate relationship teams. The Global Markets Group provides foreign exchange and other treasury products to corporates. The Project Finance Group focuses on origination of large project finance mandates. We seek to syndicate corporate and project financing among domestic and international banks and institutions.

Corporate Loan Portfolio

Our corporate loan portfolio consists of project and corporate finance (including structured finance and cross border acquisition financing) and working capital financing. For further details on our loan portfolio, see “—Loan Portfolio—Loan Concentration”. For a description of our credit rating and approval system, see “—Risk Management—Credit Risk”.

Our project finance business consists principally of extending medium-term and long-term rupee and foreign currency loans to the manufacturing and infrastructure sectors. We also provide financing by way of investment in marketable instruments such as fixed rate and floating rate debentures. We generally have a security interest and first charge on the fixed assets of the borrower.

Our working capital financing consists mainly of cash credit facilities and non fund based facilities including letters of credit and guarantees. For more details on our credit risk procedures, see “—Risk Management—Credit Risk”.

Fee and Commission-Based Activities

We generate fee income from our syndication, structured financing and project financing activities. We seek to leverage our project financing and structuring skills and our relationships with companies and financial institutions and banks to earn fee incomes from structuring and syndication.

We offer our corporate customers a wide variety of fee and commission-based products and services including documentary credits and standby letters of credit (called guarantees in India).

We also offer cash management services (such as collection, payment and remittance services), escrow, trust and retention account facilities, online payment facilities, custodial services and tax collection services on behalf of the government of India and the governments of Indian states. At year-end fiscal 2009, total assets held in custody on behalf of our clients (mainly foreign institutional investors, offshore funds, overseas corporate bodies and depositary banks for GDR investors) were Rs. 665.3 billion (US$ 13.1 billion). As a registered depositary participant of National Securities Depository Limited and Central Depository Services (India) Limited, the two securities depositaries operating in India, we also provide electronic depositary facilities to investors.

Corporate Deposits

We offer a variety of deposit products to our corporate customers including current accounts, time deposits and certificates of deposits. For more information on the type, cost and maturity profile of our deposits, see “—Funding”.

Foreign Exchange and Derivatives

We provide customer specific products and services, which cater to risk hedging needs of corporates at domestic and international locations, arising out of currency and interest rate fluctuations. The products and services include:

Foreign Exchange Products

Products include cash, spot and forwards transactions. We offer customized hedging and trading solutions to clients, on the basis of their business needs.

These products are offered in India and across our international locations covering a number of time zones.

Retail Foreign Exchange Products

Products for retail customers include sale of currency notes, traveller’s cheques and travel cards. These mainly cater to the segments of outbound tourism and education. We also facilitate retail inward remittances from foreign geographies.

Derivatives

Products include interest rate swaps, currency swaps, options and currency futures. ICICI Bank runs one of the largest US dollar/ Indian rupee option books in India and provides market making in interest rate and currency derivatives in all G7 currencies.

Structured Products

ICICI Bank offers structured products to corporates, institutions and private banking clients. Such structured products may be customized to a specific client requirement and in any one or more of the following asset classes: interest rates, currency, equity and credit.

Precious Metals

We are one of the largest importers of gold in India. We deal in precious metals and offer various products to wholesale and retail customers such as sale of physical metals on spot basis, gold forwards for price risk hedging, gold loans to jewellers and gold coins through retail branches.

We also hedge our own exchange rate and commodity risk related to these products with banking counterparties.

Commercial Banking for Rural and Agricultural Customers

We believe that rural India is key to sustaining India’s current growth momentum and our rural banking strategy seeks to match the growing demand for financial services in rural areas. Reserve Bank of India’s directed lending norms also require us to lend a portion of advances to the rural and agricultural sector. See “—Loan Portfolio—Directed Lending”. We provide corporate banking products and services to corporate clients engaged in agriculture-linked businesses. We finance suppliers and vendors of corporates and medium enterprises engaged in agriculture linked businesses. We have also strengthened our relationships with co-operatives that are constituted by farmers. We offer financial solutions to farmers, commodity traders and processors and to micro-finance institutions. Rural banking presents significant challenges in terms of geographical coverage and high unit transaction costs. See also “Risk Factors—Risks Relating to Our Business—Our rapid retail expansion in India and our rural initiative expose us to increased risk that may adversely affect our business”.

Commercial Banking for International Customers

Our strategy for growth in international markets is based on leveraging home country links, technology and infrastructure for international expansion by capturing market share in select international markets. Our international strategy is focused on building a retail deposit franchise, meeting the foreign currency needs of our Indian corporate clients and achieving the status of the preferred non-resident Indian community bank in key markets. We also seek to build stable wholesale funding sources and strong syndication capabilities to support our corporate and investment banking business, and to expand private banking operations for India-centric asset classes.

We currently have subsidiaries in the United Kingdom, Canada and Russia, branches in the United States, Singapore, Dubai International Finance Centre, Sri Lanka, Hong Kong, Qatar and Bahrain and representative offices in China, United Arab Emirates, Bangladesh, South Africa, Thailand, Indonesia and Malaysia. Our subsidiary in United Kingdom has established a branch in Antwerp, Belgium and a branch in Frankfurt, Germany.

Many of the commercial banking products that we offer through our international branches and subsidiaries, as well as to international customers from our domestic network, such as debt financing, trade finance and letters of credit, are similar to the products offered to our customers in India. Some of the products and services that are unique to international customers are:

•
Money2India remittance services: Remittances into India increased during this decade, from US$ 13 billion in fiscal 2001 to US$ 43 billion in fiscal 2008 and an estimated US$ 46 billion in fiscal 2009. We recognized the remittance opportunity early on in the decade and started offering a host of remittance services tailored to meet the needs of diverse customer segments. Over the years we have garnered a market share of over a fifth of the migrant remittances into India. To facilitate easy transfer of funds to India, we offer a suite of online as well as offline money transfer products as featured on our website www.money2India.com. These innovative, cost effective and convenient products enable non-resident Indians to send money to any beneficiary in India with a wide choice of delivery channels like electronic transfers to accounts with over 50,000 bank branches.

•	TradeWay: an Internet-based document collection product to provide correspondent banks access to real-time online information on the status of their export bills collections routed through us.

•	Remittance Tracker: an Internet-based application that allows a correspondent bank to query on the status of its payment instructions and also to get various information reports online.

•	Offshore banking deposits: multi-currency deposit products in US dollar, pound sterling and euro.

•	Foreign currency non-resident deposits: foreign currency deposits offered in six main currencies—US dollar, pound sterling, euro, yen, Canadian dollar and Australian dollar.

•	Non-resident external fixed deposits: deposits maintained in Indian rupees.

•	Non-resident external savings account: savings accounts maintained in Indian rupees.

•	Non-resident ordinary savings accounts and non-resident ordinary fixed deposits.

During fiscal 2009, the global financial system experienced difficult credit and liquidity conditions and disruptions leading to decreased liquidity, greater volatility and widening of credit spreads. Our overseas branches and banking subsidiaries have made investments in bonds, certificate of deposits, mortgage backed securities, treasury bills, credit derivatives and asset backed commercial paper. The assets underlying the credit derivative investments are Indian corporate exposures as we sold our entire investment in non-India linked credit derivatives in fiscal 2009. The widening of credit spreads has resulted in mark-to-market and realized losses on these investments. See “—Treasury”

Our international branches are primarily funded by debt capital market borrowings and syndicated/ bilateral loans and the volatility in the international debt capital markets has constrained our debt capital market borrowings and increased our cost of funding. Given the higher cost of borrowings in the debt capital markets, we have relied on bank/multilateral lines, deposits from high networth customers and money market borrowings to meet our re-financing requirements.

Our subsidiaries in the United Kingdom and Canada are full service banks offering retail and corporate banking services. In Canada and United Kingdom, our subsidiaries have launched direct banking offerings using the internet as the access channel.

At year-end fiscal 2009, ICICI Bank UK PLC had total assets of US$ 7.3 billion consisting of cash and liquid securities (15%), loans and advances (45%), bonds and notes of financial institutions (28%), India-linked investments (4%), asset backed securities (4%) and other assets and investments (4%). Total liabilities consisted of demand deposits (25%), term deposits (38%), long-term debt (16%), syndicated loans (11%), and stockholders’ equity (6%) and other liabilities (4%).

At year-end fiscal 2009, ICICI Bank Canada had total assets of 6.4 billion Canadian dollars consisting of cash and liquid securities (14%), loans and advances (64%), federally insured mortgages (14%), India-linked investments (3%), asset backed securities (2%) and other assets and investments (3%). Total liabilities consisted of demand deposits (10%), term deposits (70%), borrowings (1%), and stockholders’ equity  (15%) and other liabilities (4%).

At year-end fiscal 2009, ICICI Bank Eurasia had total assets of US$ 441 million consisting of cash and liquid securities (20%), loans to corporates and banks (51%), retail loans (18%), corporate bonds (8%) and other assets (3%). Total liabilities consisted of borrowings (81%), deposits (8%) and stockholders’ equity (11%).

Our international branches are primarily funded by debt capital market issuances, syndicated loans, bilateral loans and bank lines, while our international subsidiaries raise deposits in their local markets. Volatility in international debt markets following the concerns over sub-prime debt in the United States have constrained our international market borrowings. There are higher liability maturities than asset maturities in the near term in our international branches and volatility and liquidity constraints in the international markets may adversely impact our liquidity position.

See “Risk Factors — Risks Relating to India and Other Economic and Market Risks —Financial instability in other countries, particularly emerging market countries and countries where we have established operations, could adversely affect our business and the price of the ADSs” and “Risk Factors — Risks Relating to Our Business — We have experienced rapid international growth in the previous years which has increased the complexity of the risks that we face.”

Delivery Channels

 We deliver our products and services through a variety of channels, ranging from traditional bank branches to ATMs, call centers and the Internet. At year-end fiscal 2009, we had a network of 1,419 branches across several Indian states.

 As a part of its branch licensing conditions, Reserve Bank of India has stipulated that at least 25.0% of our branches must be located in semi-urban and rural areas. The following table sets forth the number of branches broken down by area at year-end fiscal 2009.

	At year-end fiscal 2009
	Number of branches and extension counters	% of total
Metropolitan/urban	810	57%
Semi-urban/rural	609	43%
Total branches and extension counters	1,419	100.0%

We are in the process of implementing 580 branch licenses received from the Reserve Bank of India which would expand our branch network to about 2,000 branches.

At year-end fiscal 2009, we had 4,713 ATMs, of which 1,863 were located at our branches. Through our website www.icicibank.com, we offer our customers online access to account information, payment and fund transfer facilities and internet banking business for our corporate clients. We provide telephone banking services through our call center. At year-end fiscal 2009, our call centers in India had over 4,100 workstations. We offer mobile phone banking services to our customers using any cellular telephone service operator in India.

Treasury

Through our treasury operations, we seek to manage our balance sheet, including the maintenance of required regulatory reserves, and to optimize profits from our trading portfolio by taking advantage of market opportunities. Our domestic trading and securities portfolio includes our regulatory reserve portfolio, as there is no restriction on active management of our regulatory reserve portfolio. Our treasury operations include a range of products and services for corporate and small enterprise customers, such as forward contracts and interest rate and currency swaps, and foreign exchange products and services. See “—Commercial Banking for Corporate Customers—Foreign Exchange and Derivatives”.

Our treasury undertakes liquidity management by seeking to maintain an optimum level of liquidity and complying with the cash reserve ratio requirement and ensuring the smooth functioning of all our branches. We maintain a balance between interest-earning liquid assets and cash to optimize earnings and undertake reserve management by maintaining statutory reserves, including the cash reserve ratio and the statutory liquidity ratio. Under Reserve Bank of India’s statutory liquidity ratio requirement, ICICI Bank is required to maintain a minimum of 24.0% of its net demand and time liabilities by way of approved securities such as government of India securities and state government securities. ICICI Bank maintains the statutory liquidity ratio through a portfolio of government of India securities that it actively manages to optimize the yield and benefit from price movements. Further, as a prudent liquidity management strategy, ICICI Bank generally maintains excess investments in securities eligible for classification under the statutory liquidity ratio requirement. See “Supervision and Regulation—Legal Reserve Requirements”.

Further, we engage in domestic investments and foreign exchange operations from a centralised trading floor in Mumbai. As part of our treasury activities, we also maintain proprietary trading portfolios in domestic debt and equity securities and in foreign currency assets. Our treasury manages our foreign currency exposures and the foreign exchange and risk hedging derivative products offered to our customers and engages in proprietary trading in currencies. Our investment and market risk policies are approved by the board of directors.

ICICI Bank’s domestic investment portfolio is classified into three categories - held to maturity, available for sale and held for trading. Investments are classified as held to maturity subject to the extant regulation issued by the Reserve Bank of India. Investments acquired by us with the intention to trade by taking advantage of the short-term price/interest rate movements are classified as held for trading. The investments which do not fall in the above two categories are classified as available for sale. Investments under the held for trading category should be sold within 90 days; in the event of inability to sell due to adverse factors including tight liquidity, extreme volatility or a unidirectional movement in the market, the unsold securities should be shifted to the available for sale category. Under each category the investments are classified under (a) government securities (b) other approved securities (c) shares (d) bonds and debentures (e) subsidiaries and joint ventures and (f) others. Investments classified under the held to maturity category are not marked to market and are carried at acquisition cost, unless the acquisition cost is more than the face value, in which case the premium is amortized over the period until maturity of such securities. At year-end fiscal 2009, 80.4% of ICICI Bank’s government securities portfolio was in the held to maturity category. The individual securities in the available for sale category are marked to market. Investments under this category are valued security-wise and depreciation / appreciation is aggregated for each classification. Net depreciation, if any, is provided for. Net appreciation, if any, is ignored. The individual securities in the held for trading category are marked to market as in the case of those in the available for sale category.

The following table sets forth, for the periods indicated, the composition of our total trading portfolio.

	At March 31(1)
	2007		2008		2009		2009
	(in millions)
Government securities	Rs.	30,070	Rs.	Rs. 77,382	Rs.	Rs. 67,895	US$	1,335
Securities purchased under agreement to resell		1,057		-		1,348		27
Bonds and debentures(2)		60,149		76,095		45,339		891
Equity shares		5,688		6,541		2,424		48
Mutual funds		34,447		29,067		33,032		649
Total	Rs.	131,411	Rs.	189,085	Rs.	150,038	US$	US$ 2,949

(1)
Excludes assets held to cover linked liabilities of our life insurance business amounting to  Rs. 286.6 billion (US$ 5.6 billion) at year-end fiscal 2009, Rs. 250.2 billion (US$ 4.9 billion) at year-end fiscal 2008 and Rs. 130.1 billion (US$ 2.6 billion) for fiscal 2007.

(2)	Includes mortgage backed securities.

The following table sets forth, for the periods indicated, certain information related to interest and dividends on our trading portfolio, net gain from the sale of trading investments and gross unrealized gain/(loss) on the trading portfolio.

	Year ended March 31,
	2007		2008		2009		2009
	(in millions)
Interest and dividends on trading portfolio	Rs.	7,402	Rs.	Rs. 12,115	Rs.	Rs. 14,881	US$	293
Gain on sale of trading portfolio		676		2,522		7,799		153
Unrealized gain/(loss) on trading portfolio		(86)		(5,357)		(1,053)		(21)
Total	Rs.	Rs. 7,992	Rs.	Rs. 9,280	Rs.	Rs. 21,627	US$	425

In addition to our trading portfolio, we also hold available for sale investments. The following tables set forth, at the dates indicated, certain information related to our available for sale investments portfolio.

	At March 31, 2007
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Corporate debt securities	Rs.	87,166	Rs.	305	Rs.	(1,012)	Rs.	86,459
Government securities		167,670		4		(48)		167,626
Other securities(1)		77,650		596		(463)		77,783
Total debt securities		332,486		905		(1,523)		331,868
Equity shares		24,604		12,659		(2,147)		35,116
Other investments(2)		42,346		2,854		(945)		44,255
Total	Rs.	399,436	Rs.	16,418	Rs.	(4,615)	Rs.	411,239

(1)	Includes credit linked notes.
(2)	Includes preference shares, mutual fund units, venture fund units, security receipts and pass through certificates.

	At March 31, 2008
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Corporate debt securities	Rs.	148,950	Rs.	100	Rs.	(6,280)	Rs.	142,771
Government securities		111,590		262		(315)		111,537
Other securities(1)		93,278		1,102		(898)		93,481
Total debt securities		353,818		1,464		(7,493)		347,789
Equity shares		32,511		7,767		(6,219)		34,059
Other investments(2)		104,700		1,957		(3,414)		103,243
Total	Rs.	491,029	Rs.	11,188	Rs.	(17,126)	Rs.	485,091

(1)	Includes credit linked notes.
(2)	Includes preference shares, mutual fund units, venture fund units, security receipts and pass through certificates.

	At March 31, 2009
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Corporate debt securities	Rs.	196,305	Rs.	656	Rs.	(18,671)	Rs.	178,291
Government securities		98,698		696		(1,988)		97,406
Other securities(1)		83,338		1,237		(2,773)		81,802
Total debt investments		378,341		2,589		(23,432)		357,499
Equity shares		26,693		2,845		(9,293)		20,245
Other investments(2)		64,882		1,982		(5,292)		61,571
Total	Rs.	469,916	Rs.	7,416	Rs.	(38,017)	Rs.	439,315

(1)	Includes credit linked notes.
(2)	Includes preference shares, mutual fund units, venture fund units, security receipts and pass through certificates.

The following table sets forth, for the periods indicated, income from available for sale securities.

	Year ended March 31,
	2007		2008		2009		2009
	(in millions)
Interest	Rs.	14,976	Rs.	14,073	Rs.	24,057	US$	473
Dividend		2,749		4,500		2,893		57
Total	Rs.	17,725	Rs.	18,573	Rs.	26,950	US$	530
Gross realized gain	Rs.	14,045	Rs.	27,816	Rs.	10,779		211
Gross realized loss		(4,634)		(1,773)		(10,790)		(212)
Total	Rs.	9,411	Rs.	26,043	Rs.	(11)	US$	(1)

The following table sets forth, at the date indicated, an analysis of the maturity profile of our investments in debt securities classified as available for sale investments, and yields thereon. This maturity profile is based on repayment dates and does not reflect re-pricing dates of floating rate investments.

	At March 31, 2009
	Up to one year			One to five years			Five to ten years			More than ten years
	Amount		Yield	Amount		Yield	Amount		Yield	Amount		Yield
	(in millions, except percentages)
Corporate debt securities	Rs.	38,319	2.0%	Rs.	113,955	5.9%	Rs.	25,485	8.4%	Rs.	18,545	7.8%
Government securities		32,353	7.1%		30,980	6.8%		23,878	6.4%		11,487	6.9%
Other securities		22,750	3.7%		52,491	8.2%		7,151	5.4%		947	10.7%
Total amortized cost of interest-earning securities(1)	Rs.	93,422	4.2%	Rs.	197,426	6.7%	Rs.	56,514	7.2%	Rs.	30,979	7.6%
Total fair value	Rs.	91,691		Rs.	185,308		Rs.	53,500		Rs.	27,000

(1)	Includes securities denominated in different currencies.

The amortized cost of our held to maturity portfolio amounted to Rs. 605.7 billion (US$ 11.9 billion) at year-end fiscal 2009, Rs. 679.0 billion (US$ 13.3 billion) at year-end fiscal 2008 and Rs. 544.3 billion (US$ 10.7 billion) at year-end fiscal 2007. The gross unrealized gain on this portfolio was Rs. 11.5 billion (US$ 227 million) at year-end fiscal 2009, Rs. 4.2 billion (US$ 83 million) at year-end fiscal 2008 and Rs. 6.8 billion (US$ 134 million) at year-end fiscal 2007. The gross unrealized loss on this portfolio was Rs. 8.5 billion (US$ 166 million) at year-end fiscal 2009, Rs. 10.6 billion (US$ 208 million) at year-end fiscal 2008 and Rs. 12.8 billion (US$ 252 million) at year-end fiscal 2007.

Through our branches and subsidiaries outside India and our offshore banking unit in Mumbai, we have made investments in corporate and financial sector bonds and debt securities, and mortgage and asset-backed securities outside India. These investments are included in our trading and available for sale portfolios.

The following table sets forth, at the date indicated, investments in corporate and financial sector debt securities and mortgage and asset backed securities by our overseas branches and banking subsidiaries by region and the mark- to-market and realized losses thereon.

	At March 31, 2009
	Asset backed securities and funded credit derivatives (1)		Bonds		Others		Total		Mark-to-market loss in fiscal 2009	Realized gain/(loss)/ Imapirment (loss) in income statement for fiscal 2009	Mark-to-market loss at March 31, 2009
	Trading	Available for sale	Trading	Available for sale	Trading	Available for sale	Trading	Available for sale
US	-	1,511	-	26,711	-	760	-	28,982	(2,754)	(3,397)	(5,822)
Canada	2,492	2,293	389	608	-	-	2,881	2,901	(213)	-	(1,545)
Europe	-	19,402	-	54,252	-	18,647	-	92,301	(5,093)	(1,584)	(10,828)
India	6,038	24,675	521	24,235	-	-	6,559	48,910	(1,769)	(110)	(2,971)
Rest of Asia	-	-	-	12,759	-	-	-	12,759	(1,636)	(369)	(1,730)
Others	-	-	-	10,643	-	-	-	10,643	(325)	36	(375)
Total portfolio	8,530	47,881	910	129,208	-	19,407	9,440	196,496	(11,790)	(5,424)	(23,271)

(1)
Includes residential mortgage backed securities, commercial mortgage backed securities, other asset backed securities and collateralized loan obligations. Excludes unfunded credit derivative exposure of Rs. 38.7 billion (US$ 761 million).

The following table sets forth, a summary of the investment portfolio based on the category of investments.

	At March 31, 2009
Category	Amount
	(in millions)
Banks and financial institutions	Rs.	109,612
Corporate		20,506
Asset backed securities and funded credit derivatives		56,411
Others(1)		19,407
Total	Rs.	205,936

(1)	Includes investments in certificates of deposits.

Our exposure to banks and financial institutions is spread over a number of banks and of this the exposure to the top 10 banks accounts for approximately 30.0% of the total exposure to banks and financial institutions. Approximately 95.0% of our exposure to corporate entities is India linked.

Our total investments in asset backed securities represent 0.5% of our total assets at year-end fiscal 2009. The residential mortgage backed securities portfolio at that date consisted primarily of UK residential mortgage backed securities portfolio backed by prime and buy-to-let mortgages. The asset backed commercial paper portfolio consisted at that date of investments made in securities issued by trusts. These trusts have in turn invested in various Canadian and US assets. Other asset backed securities include investments in small and medium enterprises collateralized loan obligations, agency debt and commercial mortgage backed securities. The assets underlying the credit derivative investments are Indian corporate exposures.

The investments in these securities are governed by the respective investment policies of ICICI Bank and its banking subsidiaries. To mitigate significant concentrations in credit risk, the investment policy lays down a number of limits that need to be adhered to before investments can be made. The investment policy lays down rating and issuer wise investment limits at each of these units. Further there are counterparty limits for individual banks and financial institutions. Country exposure limits have also been established for various countries. In addition, ICICI Bank monitors the credit spread risk arising out of such investments while ICICI Bank UK has instituted credit spread sensitivity limits on its portfolio. Any exceptions to the above limits are made with due approvals from appropriate sanctioning forums. ICICI Bank has not bought credit protection against any of its international investments.

The impairment loss on investments during the year was mainly due to our investment of €57 million in senior bonds of Lehman Brothers through our UK subsidiary which we have fully provided for. The mark-to-market impact was mainly due to the mark-to-market impact on our credit derivative portfolio and our investments in bonds of banks and financial institutions. The mark-to-market impact of Rs. 10.6 billion (US$ 208 million) in fiscal 2009 on investments classified as available for sale in our UK subsidiary is directly reflected in the shareholders’ equity.

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

We deal in several major foreign currencies and take deposits from non-resident Indians in four major foreign currencies. We also manage onshore accounts in foreign currencies. The foreign exchange treasury manages our portfolio through money market and foreign exchange instruments to optimize yield and liquidity.

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

ICICI Securities Limited

ICICI Securities Limited is engaged in equity underwriting and brokerage. ICICI Securities Limited has an online share trading portal called icicidirect.com. The primary objective of icicidirect.com is to enable individuals to make investments and offer a wide range of investment options by providing a seamless structure that integrates a customer’s bank account, demat account and trading account. The portal offers seamless access to the United States markets by tying up with a leading United States based broker. ICICI Securities Limited has a subsidiary in the US, ICICI Securities Holdings Inc., providing wealth management services to non-resident Indian customers. ICICI Securities Holdings Inc., has a subsidiary in the US, ICICI Securities Inc., which is engaged in brokerage services. During fiscal 2009, ICICI Securities Holdings Inc. completed the purchase of assets (by way of merger) of Global Investment Management, Inc. a registered investment adviser and a New Jersey corporation with offices in Princeton, New Jersey, engaged in investment advisory activities.

ICICI Securities Primary Dealership

ICICI Securities Primary Dealership is engaged in the primary dealership of Indian government securities. It also deals in other fixed income securities. In addition to this, it has underwriting, portfolio management services, placement of debt and money market operations.

Venture capital and private equity

Our subsidiary ICICI Venture Funds Management Company Limited manages funds that provide venture capital funding to start-up companies and private equity to a range of companies. At year-end fiscal 2009, ICICI Venture managed or advised funds of approximately Rs. 97.0 billion (US$ 1.9 billion).

Asset management

We provide asset management services through our subsidiary, ICICI Prudential Asset Management. ICICI Prudential Asset Management is a joint venture with Prudential PLC of UK. We have approximately 51.0% interest in the entity. ICICI Prudential Asset Management also provides portfolio management services and advisory services to clients. ICICI Prudential Asset Management has also been selected for offering investment management services to the Employee Provident Fund Organization. ICICI Prudential Asset Management had average mutual fund assets under management of Rs. 514.3 billion (US$ 10.1 billion) for the month of March 2009 and Rs. 779.7 billion (US$ 15.3 billion) for the month of August 2009.

Insurance

We provide a wide range of insurance products and services through our subsidiaries ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company. ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company are joint ventures with Prudential PLC of UK and Fairfax Financial Holdings Limited of Canada, respectively. We have approximately 74.0% interest in both these entities. Subject to the amendment of foreign ownership regulations, Prudential PLC has the right to increase its shareholding in ICICI Prudential Life Insurance Company to 49% at the market value of the shares to be determined as mutually agreed. Laws and regulations governing insurance companies currently provide that each promoter should eventually reduce its stake to 26% following the completion of 10 years from the commencement of business by the concerned insurance company. We and Prudential PLC have agreed that if a higher level of promoter shareholding is permitted, then this would be in the proportion of 51% being held by us and 49% being held by Prudential PLC. See “Supervision and Regulation—Regulations Governing Insurance Companies”. Further, we and each of our joint venture partners have a right of first refusal in case the other partner proposes to sell their shareholding in the joint venture (other than transfer to a permitted affiliate of the transferor).

ICICI Prudential Life Insurance Company incurred a net loss of Rs. 7.8 billion (US$ 153 million) during fiscal 2009 due to business set-up and customer acquisition costs and reserving for actuarial liability. After rapid growth in previous years, the life insurance market in India saw a slowdown in new business in fiscal 2009 due to volatile market conditions. New business annualized premium equivalent of ICICI Prudential Life Insurance Company decreased by 18.7% to Rs. 53.0 billion (US$ 1.0 billion) in fiscal 2009 while total premium increased by 13.2% to Rs. 153.6 billion (US$ 3.0 billion). Renewal premium increased by 60.6% to Rs. 88.7 billion (US$ 1.7 billion) in fiscal 2009 reflecting the long-term sustainability of the business. ICICI Prudential Life Insurance Company maintained its market leadership in the private sector with an overall market share of 11% based on retail new business weighted received premium in fiscal 2009 and about 8% in the four months ended July 31, 2009.

ICICI Lombard General Insurance Company made a net profit of Rs. 0.2 billion (US$ 4 million) in fiscal 2009. The general insurance industry continued to witness a slowdown in growth on account of de-tariffication of the general insurance industry whereby insurance premiums were freed from price controls, resulting in a significant decline in premium rates. ICICI Lombard General Insurance Company recorded a total gross written premium of Rs. 34.2 billion (US$ 672 million) in fiscal 2009 compared to Rs. 33.4 billion (US$ 658 million) in fiscal 2008. ICICI Lombard General Insurance Company was the largest private general insurer with a market share of about 11% in gross written premiums among all general insurance companies in fiscal 2009 and about 10% in the four months ended July 30, 2009. We earn commissions and fees from these subsidiaries as their distributor for sales of life and general insurance products.

Funding

Our funding operations are designed to ensure stability of funding, minimize funding costs and effectively manage liquidity. Since the amalgamation of ICICI with ICICI Bank, the primary source of domestic funding has been deposits raised from both retail and corporate customers. We also raise funds through short-term rupee borrowings and domestic or overseas bond offerings pursuant to specific regulatory approvals. Because ICICI was not allowed to raise banking deposits as a financial institution, its primary sources of funding prior to the amalgamation were retail bonds and rupee borrowings from a wide range of institutional investors. ICICI also raised funds through foreign currency borrowings from commercial banks and other multilateral institutions like the Asian Development Bank and the World Bank, which were guaranteed by the government of India. With regard to these guarantees by the government of India for purposes of obtaining foreign currency borrowings, the government of India has, in its letter dated May 31, 2007, instructed us to take steps to either repay or prepay such foreign currency borrowings for which a guarantee has been provided by the government of India or to substitute the guarantees provided by the government of India with other acceptable guarantees. At year-end fiscal 2009, the total outstanding loans/bonds of ICICI Bank that are guaranteed by the government of India were Rs. 32.3 billion (US$ 635 million), constituting approximately 3.5% of the total borrowings (including subordinated debt) of ICICI Bank at that date. We are evaluating various options in this regard.

Our international branches fund themselves primarily from wholesale funding sources including bonds, syndicated loans, bilateral loans and inter-bank borrowings. In fiscal 2009, we bought back some of our bonds in the secondary market to capitalize on the increase in credit spreads and diminution in value of these bonds. Our subsidiaries in the United Kingdom and Canada take retail deposits.

Our deposits were 54.2% of our total liabilities at year-end fiscal 2009 compared to 57.0% of our total liabilities at year-end fiscal 2008. Our borrowings were 18.3% of our total liabilities at year-end fiscal 2009 compared to 17.4% of our total liabilities at year-end fiscal 2008. Our deposits decreased 5.5% to Rs. 2,618.6 billion (US$ 51.5 billion) at year-end fiscal 2009 from Rs. 2,769.9 billion (US$ 54.5 billion) at year-end fiscal 2008. The decrease in deposits is primarily due to ICICI Bank’s conscious strategy of reducing its wholesale deposits. Our borrowings increased to Rs. 883.9 billion (US$ 17.4 billion) at year-end fiscal 2009 compared to Rs. 845.7 billion (US$ 16.6 billion) at year-end fiscal 2008, primarily due to the increase in the rupee equivalent of foreign currency borrowings as a result of the depreciation in the value of the rupee against the US dollar during fiscal 2009.

The following table sets forth, at the dates indicated, the composition of deposits by type of deposit.

	At March 31,
	2007			2008			2009
	Amount		% to total	Amount		% to total	Amount		% to total
	(in billions, except percentages)
Current account deposits	Rs.	214.5	8.6%	Rs.	249.8	9.0%	Rs.	222.6	8.5%
Savings deposits		375.3	15.1		537.6	19.4		515.2	19.7
Time deposits		1,896.3	76.3		1,982.5	71.6		1,880.8	71.8
Total deposits	Rs.	2,486.1	100.0%	Rs.	2,769.9	100.0%	Rs.	2,618.6	100%

The following table sets forth, for the periods indicated, the average volume and average cost of deposits by type of deposit.

	Year ended March 31, (1)
	2007			2008			2009
	Amount		Cost(2)	Amount		Cost(2)	Amount		Amount		Cost(2)
	(in billions, except percentages)
Interest-bearing deposits:
Savings deposits	Rs.	327.7	3.1%	Rs.	462.7	3.4%	Rs.	532.7	$	US 10.5	3.8%
Time deposits		1,512.9	7.6		1,846.3	9.3		1,854.5		36.5	8.7
Non-interest-bearing deposits:
Other demand deposits		174.4	-		229.2	-		190.5		3.7	-
Total deposits	Rs.	2,015.0	6.2%	Rs.	2,538.2	7.4%	Rs.	2,577.7	$	US 50.7	7.1%

(1)
For fiscal years 2007 and 2008, the average balances are the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that fiscal year. For fiscal 2009, the average balances are the sum of daily average balances outstanding for ICICI Bank, and the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March that fiscal year for subsidiaries

(2)	Represents interest expense divided by the average of quarterly balances.

Our average deposits in fiscal 2009 were Rs. 2,577.7 billion (US$ 50.7 billion) at an average cost of 7.1% compared to average deposits of Rs. 2,538.2 billion (US$ 49.9 billion) at an average cost of 7.4% in fiscal 2008. Our average time deposits in fiscal 2009 were Rs. 1,854.5 billion (US$ 36.5 billion) at an average cost of 8.7% compared to average time deposits of Rs. 1,846.3 billion (US$ 36.3 billion) at an average cost of 9.3% in fiscal 2008.

The following table sets forth, at the date indicated, the maturity profile of deposits by type of deposit.

	At March 31, 2009
	Up to one year		After one year and within three years		After three years		Total
	(in millions)
Interest-bearing deposits:
Savings deposits	Rs.	515,147	Rs.	-	Rs.	-	Rs.	515,147
Time deposits		1,639,359		172,804		68,614		1,880,777
Non-interest-bearing deposits:
Other demand deposits		222,634		-		-		222,634
Total deposits	Rs.	2,377,140	Rs.	172,804	Rs.	68,614	Rs 2,618,558

The following table sets forth, for the periods indicated, average outstanding rupee borrowings based on quarterly balance sheets and by category of borrowing and the percentage composition by category of borrowing. The average cost (interest expense divided by average of quarterly balances) for each category of borrowings is provided in the footnotes.

	At March 31,(1)
	2007			2008			2009
	Amount		% to total	Amount		% to total	Amount		Amount	% to total
	(in millions, except percentages)
Statutory liquidity ratio bonds(2)	Rs.	14,815	4.1%	Rs.	14,815	4.0%	Rs.	13,426	US$ 264	2.6%
Borrowings from Indian government(3)		2,568	0.7		1,889	0.5		1,360	27	0.3
Other borrowings(4)(5)		345,203	95.2		357,420	95.5		500,554	9,840	97.1
Total	Rs.	362,586	100.0%	Rs.	374,124	100.0%	Rs.	515,340	US$ 10,131	100.0%

(1)
For fiscal years 2007 and 2008, the average balances are the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that fiscal year. For fiscal 2009, the average balances are the sum of daily average balances outstanding for ICICI Bank, and the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March that fiscal year for subsidiaries.

(2)	With an average cost of 11.6% in fiscal 2007, 11.6% in fiscal 2008 and 11.6% in fiscal 2009.

(3)	With an average cost of 11.8% in fiscal 2007, 12.2% in fiscal 2008 and 12.3% in fiscal 2009.

(4)	With an average cost of 9.4% in fiscal 2007, 9.9% in fiscal 2008 and 9.2% in fiscal 2009.

(5)	Includes publicly and privately placed bonds, borrowings from institutions and wholesale deposits such as inter-corporate deposits and call borrowings.

The following table sets forth, at the date indicated, the maturity profile of our rupee term deposits of Rs. 10 million (US$ 196,580) or more.

	At March 31,
	2009				% of total deposits
	(in millions, except percentages)
Less than three months	Rs.	452,245	US$	8,890	17.3%
Above three months and less than six months		299,490		5,887	11.4
Above six months and less than 12 months		411,984		8,099	15.7
More than 12 months		43,101		847	1.6
Total deposits of Rs. 10 million and more	Rs.	1,206,820	US$	23,723	46.0%

The following table sets forth, at the dates indicated, certain information related to short-term rupee borrowings, which consist of borrowings from government-owned companies and inter-bank borrowings.

	At March 31,(1)
	2007		2008		2009
	(in millions, except percentages)
Year-end balance	Rs.	121,567	Rs.	123,614	Rs.	186,501
Average balance during the year (2)		101,652		142,270		158,519
Maximum quarter-end balance		123,495		195,366		211,919
Average interest rate during the year (3)		7.8%		10.5%		10.6%
Average interest rate at year-end (4)		8.8%		9.3%		7.9%

(1)	Short-term borrowings include borrowings in the call market and repurchase agreements.

(2)	Average of quarterly balances at the end of March of the previous fiscal year, June, September, December and March of that fiscal year for each of fiscal 2007, 2008 and 2009.

(3)	Represents the ratio of interest expense on short-term borrowings to the average of quarterly balances of short-term borrowings.

(4)	Represents the weighted average rate of the short-term borrowings outstanding at fiscal year-end.

The following table sets forth, for the periods indicated, the average outstanding volume of foreign currency borrowings based on quarterly balance sheets by source and the percentage composition by source. The average cost (interest expense divided by average of quarterly balances) for each source of borrowings is provided in the footnotes.

	For year ended March 31, (1)
	2007			2008			2009
	Amount		% to total	Amount		% to total	Amount		Amount	% to total
	(in millions, except percentages)
Commercial borrowings (2)	Rs.	306,136	92.8%	Rs.	569,624	96.4%	Rs.	763,701	US$ 15,013	97.2%
Multilateral borrowings (3)		23,740	7.2		21,110	3.6		22,152	435	2.8
Total	Rs.	329,876	100.0%	Rs.	590,734	100.0%	Rs.	785,853	US$ 15,448	100.0%

(1)
For fiscal years 2007 and 2008, the average balances are the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that fiscal year. For fiscal 2009, the average balances are the sum of daily average balances outstanding for ICICI Bank, and the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March that fiscal year for subsidiaries.

(2)	With an average cost of 5.4% in fiscal 2007, 5.7% in fiscal 2008 and 4.4% in fiscal 2009.
(3)	With an average cost of 5.1% in fiscal 2007, 5.2% in fiscal 2008 and 4.2% in fiscal 2009.

At year-end fiscal 2009, our outstanding subordinated debt was Rs. 273.2 billion (US$ 5.4 billion). This debt is classified either as Tier I or Tier II capital in calculating the capital adequacy ratio in accordance with Reserve Bank of India’s regulations on capital adequacy. See “Supervision and Regulation — Reserve Bank of India Regulations”.

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

The key principles underlying the risk management framework at ICICI Bank are as follows:

•	The board of directors has oversight on all the risks assumed by the Bank. Specific committees of the board have been constituted to facilitate focused oversight of various risks.

•	Policies approved from time to time by the board of directors form the governing framework for each type of risk. The business activities are undertaken within this policy framework.

•
Independent groups and sub-groups have been constituted across the Bank to facilitate independent evaluation, monitoring and reporting of various risks. These groups function independently of the business groups/sub-groups.

Committees of the board of directors have been constituted to oversee the various risk management activities. The Audit Committee provides direction to and also monitors the quality of the internal audit function. The Risk Committee reviews our risk management policies in relation to various risks and regulatory compliance issues. The Risk Committee reviews key risk indicators covering areas such as credit risk, interest rate risk, liquidity risk, and foreign exchange risk and the limits framework, including stress test limits, for various risks. The Risk Committee also carries out an assessment of the capital adequacy based on the risk profile of our balance sheet and reviews the status with respect to implementation of Basel II norms. The Credit Committee reviews developments in key industrial sectors and our exposure to these sectors as well as to large borrower accounts, in addition to approving certain exposures as per the credit approval authorization approved by the Bank. The Asset Liability Management Committee is responsible for managing the balance sheet and reviewing the asset-liability position to manage our liquidity and market risk exposure. For a discussion of these and other committees, see “—Management”.

We are primarily exposed to credit risk, market risk, liquidity risk, operational risk, reputational risk and legal risk. ICICI Bank has centralized groups, the Global Risk Management Group, the Compliance Group, the Corporate Legal Group, the Financial Crime Prevention and Reputation Risk Management Group and the Internal Audit Group with a mandate to identify, assess and monitor all of our principal risks in accordance with well-defined policies and procedures. In addition, the Credit and Treasury Middle Office Groups and the Global Operations Group monitor operational adherence to regulations, policies and internal approvals. The Global Risk Management Group is further organized into the Global Credit Risk Management Group, Global Market Risk Management Group and the Global Operational Risk Management Group. The Global Risk Management Group reports to the Executive Director and Chief Financial Officer and the Credit and Treasury Middle Office Groups and Global Operations Group report to an Executive Director. The Compliance Group reports to the Audit Committee of the board of directors and the Managing Director and CEO. The Internal Audit Group reports to the Audit Committee of the board of directors. The Compliance and Internal Audit Groups have administrative reporting to the Executive Director and Chief

Financial Officer. These groups are independent of the business units and coordinate with representatives of the business units to implement our risk management methodologies.

Credit Risk

All credit risk related aspects are governed by a credit and recovery policy which outlines the type of products that can be offered, customer categories, targeted customer profile and the credit approval process and limits. The credit and recovery policy is approved by our board of directors. In its lending operations, ICICI Bank is principally exposed to credit risk. Credit risk is the risk of loss that may occur from the failure of any party to abide by the terms and conditions of any financial contract with ICICI Bank, principally the failure to make required payments on loans and interest due to us. ICICI Bank measures, monitors and manages credit risk for each borrower and at the portfolio level. ICICI Bank has a structured and standardized credit approval process, which includes a well-established procedure of comprehensive credit appraisal.

Credit Risk Assessment Procedures for Corporate Loans

In order to assess the credit risk associated with any financing proposal, we assess a variety of risks relating to the borrower and the relevant industry.

Borrower risk is evaluated by considering:

•	the risks and prospects associated with the industry in which the borrower is operating (industry risk).

•
the financial position of the borrower by analyzing the quality of its financial statements, its past financial performance, its financial flexibility in terms of ability to raise capital and its cash flow adequacy (financial risk);

•	the borrower’s relative market position and operating efficiency (business risk); and

•	the quality of management by analyzing their track record, payment record and financial conservatism (management risk).

After conducting an analysis of a specific borrower’s risk, the Global Credit Risk Management Group assigns a credit rating to the borrower. ICICI Bank has a scale of 10 ratings ranging from AAA to B, an additional default rating of D and short-term ratings from S1 to S8. Credit rating is a critical input for the credit approval process. ICICI Bank determines the desired credit risk spread over our cost of funds by considering the borrower’s credit rating and the default pattern corresponding to the credit rating. Every proposal for a financing facility is prepared by the relevant business unit and reviewed by the Global Credit Risk Management Group before being submitted for approval to the appropriate approval authority. The approval process for non-fund facilities is similar to that for fund-based facilities. The credit rating for every borrower is reviewed at least annually. ICICI Bank also reviews the ratings of all borrowers in a particular industry upon the occurrence of any significant event impacting that industry.

Working capital loans are generally approved for a period of 12 months. At the end of the 12 month validity period, ICICI Bank reviews the loan arrangement and the credit rating of the borrower and take a decision on continuation of the arrangement and changes in the loan covenants as may be necessary.

Project Finance Procedures

ICICI Bank has a strong framework for the appraisal and execution of project finance transactions. ICICI Bank believes that this framework creates optimal risk identification, allocation and mitigation, and helps minimize residual risk.

The project finance approval process begins with a detailed evaluation of technical, commercial, financial, marketing and management factors and the sponsor’s financial strength and experience. Once this review is completed, an appraisal memorandum is prepared for credit approval purposes. As part of the appraisal process, a risk matrix is generated, which identifies each of the project risks, mitigating factors and residual risks associated with the project. The appraisal memorandum analyzes the risk matrix and establishes the viability of the project.

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

In addition to the above, in the case of structured project finance in areas such as infrastructure, oil, gas and petrochemicals, as a part of the due diligence process, ICICI Bank appoints consultants, wherever considered necessary, to advise the lenders, including technical advisors, business analysts, legal counsel and insurance consultants. These consultants are typically internationally recognized and experienced in their respective fields. Risk mitigating factors in these financings include creation of debt service reserves and channelling project revenues through a trust and retention account.

ICICI Bank’s project finance credits are generally fully secured and have full recourse to the borrower. In most cases, ICICI Bank has a security interest and first lien on all the fixed assets. Security interests typically include property, plant and equipment as well as other tangible assets of the borrower, both present and future. ICICI Bank’s borrowers are required to maintain comprehensive insurance on their assets where we are recognized as payee in the event of loss. In some cases, ICICI Bank also takes additional collateral in the form of corporate or personal guarantees from one or more sponsors of the project and a pledge of the sponsors’ equity holding in the project company. In certain industry segments, ICICI Bank also takes security interest in relevant project contracts such as concession agreements, off-take agreements and construction contracts as part of the security package. In limited cases, loans are also guaranteed by commercial banks.

It is ICICI Bank’s current practice to normally disburse funds after the entire project funding is committed and all necessary contractual arrangements have been entered into. Funds are disbursed in tranches to pay for approved project costs as the project progresses. When ICICI Bank appoints technical and market consultants, they are required to monitor the project’s progress and certify all disbursements. ICICI Bank also requires the borrower to submit periodic reports on project implementation, including orders for machinery and equipment as well as expenses incurred. Project completion is contingent upon satisfactory operation of the project for a certain minimum period and, in certain cases, the establishment of debt service reserves. ICICI Bank continues to monitor the credit exposure until its loans are fully repaid.

Corporate Finance Procedures

As part of the corporate loan approval procedures, ICICI Bank carries out a detailed analysis of funding requirements, including normal capital expenses, long-term working capital requirements and temporary imbalances in liquidity. ICICI Bank’s funding of long-term core working capital requirements is assessed on the basis, among other things, of the borrower’s present and proposed level of inventory and receivables. In case of corporate loans for other funding requirements, ICICI Bank undertakes a detailed review of those requirements and an analysis of cash flows. A substantial portion of ICICI Bank’s corporate finance loans are secured by a lien over appropriate assets of the borrower.

The focus of ICICI Bank’s structured corporate finance products is on cash flow based financing. We have a set of distinct approval procedures to evaluate and mitigate the risks associated with such products. These procedures include:

•	carrying out a detailed analysis of cash flows to forecast the amounts that will be paid and the timing of the payments based on an exhaustive analysis of historical data;

•	conducting due diligence on the underlying business systems, including a detailed evaluation of the servicing and collection procedures and the underlying contractual arrangements; and

•	paying particular attention to the legal, accounting and tax issues that may impact the structure.

ICICI Bank’s analysis enables it to identify risks in these transactions. To mitigate risks, ICICI Bank uses various credit enhancement techniques, such as over-collateralization, cash collateralization, creation of escrow accounts and debt service reserves. ICICI Bank also has a monitoring framework to enable continuous review of the performance of such transactions.

With respect to financing for corporate mergers and acquisitions, ICICI Bank carries out detailed due diligence on the acquirer as well as the target’s business profile. The key areas covered in the appraisal process include:

•	assessment of the industry structure in the target’s host country and the complexity of the business operations of the target;

•	financial, legal, tax, technical due diligence (as applicable) of the target;

•	appraisal of potential synergies and likelihood of their being achieved;

•	assessment of the target company’s valuation by comparison with its peer group and other transactions in the industry;

•	analysis of regulatory and legal framework of the overseas geographies with regard to security creation, enforcement and other aspects;

•	assessment of country risk aspects and the need for political insurance; and

•	the proposed management structure of the target post takeover and the ability and past experience of the acquirer in completing post merger integration.

Working Capital Finance Procedures

ICICI Bank carries out a detailed analysis of borrowers’ working capital requirements. Credit limits are established in accordance with the approval authorization approved by the Bank’s board of directors. Once credit limits are approved, ICICI Bank calculates the amounts that can be lent on the basis of monthly statements provided by the borrower and the margins stipulated. Quarterly information statements are also obtained from borrowers to monitor the performance on a regular basis. Monthly cash flow statements are obtained where considered necessary. Any irregularity in the conduct of the account is reported to the appropriate authority on a monthly basis. Credit limits are reviewed on a periodic basis.

Working capital facilities are primarily secured by inventories, receivables and other current assets. Additionally, in certain cases, these credit facilities are secured by personal guarantees of directors, or subordinated security interests in the tangible assets of the borrower including plant and machinery and covered by personal guarantees of the promoters.

Credit Monitoring Procedures for Corporate Loans

The Credit Middle Office Group monitors compliance with the terms and conditions for credit facilities prior to disbursement. It also reviews the completeness of documentation, creation of security and insurance policies for assets financed. All borrower accounts are reviewed at least once a year.

Retail Loan Procedures

ICICI Bank’s customers for retail loans are typically middle and high-income, salaried or self-employed individuals, and, in some cases, partnerships and corporations. Except for personal loans and credit cards, ICICI Bank requires a contribution from the borrower and its loans are secured by the asset financed. ICICI Bank’s portfolio of personal loans includes micro-banking loans, which are relatively small value loans to lower income customers in urban areas. ICICI Bank has discontinued this product.

Sourcing and approval of retail credit exposures are segregated to achieve independence. Three different groups, the Global Credit Risk Management Group, Risk, Policy and Business Intelligence Unit and Credit Administration Unit are assigned complementing roles for effective credit risk management. The Global Credit Risk Management

Group has oversight on the credit risk issues for retail assets including vetting of all credit policies/operating notes proposed for approval by the board of directors or forums authorised by the board of directors. The Global Credit Risk Management Group is also involved in portfolio monitoring for all retail assets and suggesting/implementing policy changes. The Risk, Policy and Business Intelligence Unit is an independent unit which focuses on policy formulation, portfolio tracking and monitoring, analytics, score card development and database management. There is a Credit Administration Team servicing various retail business units.

ICICI Bank’s credit officers evaluate credit proposals on the basis of the product policy approved by the Retail Credit Forum and the risk assessment criteria defined by the Global Credit Risk Management Group. These criteria vary across product segments but typically include factors such as the borrower’s income, the loan-to-value ratio, demographic parameters. The technical valuations in case of residential mortgages are carried out by empanelled valuers or in-house technical team. On a quarterly basis, ICICI Bank assigns risk weights on its residential mortgage portfolio based on loan-to-value ratio arrived at using property price indices which are updated at periodic intervals. When the collateral is repossessed from any defaulted customer, the valuation is carried out by empanelled valuers and provision is made for any shortfall between the loan outstanding and valuation. In case of credit cards, in order to limit the scope of individual discretion, ICICI Bank has implemented a credit-scoring program that is an automated credit approval system that assigns a credit score to each applicant based on certain demographic attributes like income, educational background and age. The credit score then forms the basis of loan evaluation. External agencies such as field investigation agencies and credit processing agencies are used to facilitate a comprehensive due diligence process including visits to offices and homes in the case of loans to individual borrowers. Before disbursements are made, the credit officer checks a centralized delinquent database and reviews the borrower’s profile. In making its credit decisions, ICICI Bank draws upon reports from the Credit Information Bureau (India) Limited (CIBIL). However, CIBIL has become operational recently and does not yet provide a credit score. ICICI Bank also avails the services of certain fraud control agencies operating in India to check applications before disbursement. A centralized retail credit policy and risk team undertakes review and audit of credit quality and processes across different products.

ICICI Bank has established centralized operations to manage operating risk in the various back office processes of its retail loan business except for a few operations which are decentralized to improve turnaround time for customers.

ICICI Bank has a debt services management group structured along various product lines and geographical locations, to manage debt recovery. The Group operates under the guidelines of a standardised recovery process.

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

Small Enterprises Loan Procedures

The Small Enterprises Group finances small enterprises, which are defined generally as enterprises with tangible net worth less than Rs. 500 million (US$ 10 million). It includes financing dealers and vendors of companies by implementing structures to enhance the base credit quality of the vendor / dealer. The process involves an analysis of the base credit quality of the vendor / dealer pool and an analysis of the linkages that exist between the vendor / dealer and the company.

The group is also involved in financing based on a cluster-based approach that is, financing of small enterprises that have a homogeneous profile such as apparel manufacturers and manufacturers of pharmaceuticals. The risk assessment of such cluster involves identification of appropriate credit norms for target market, use of scoring models for enterprises that satisfy these norms and a comprehensive appraisal of those enterprises which are awarded a minimum required score in the scoring model. There is a detailed appraisal done based on the financial as well as non-financial parameters to identify the funding needs of the enterprise. There are appropriate credit structures built in based on the assessment of each case. The group also finances small businesses based on analysis of the business and financials. The assessment includes a scoring model with minimum score requirement before appraisal of these enterprises are done.

The risk management policy herein also involves setting up of portfolio control norms, continuous monitoring / renewal norms as well as stringent review and exit triggers to be followed while financing such clusters or communities.

Rural and Agricultural Loan Procedures

The rural and agricultural loan portfolio comprises corporates in the rural sector, small and medium enterprises, dealers and vendors linked to these entities and farmers. ICICI Bank seeks to adopt appropriate risk assessment methodologies for each of the segments. For corporates, borrower risk is evaluated by analyzing the industry risk, the borrower’s market position, financial performance, cash flow adequacy and the quality of management. The credit risk of dealers, vendors and farmers is evaluated by analyzing the base credit quality of the borrowers or the pool and also the linkages between the borrowers and the companies to which the dealers, vendors or farmers are supplying their produce. We attempt to enhance the credit quality of the pool of dealers, vendors and farmers by strengthening the structure of the transaction.

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

ICICI Bank’s rural initiative may create additional challenges with respect to managing the risk of frauds and credit monitoring due to the increased geographical dispersion and use of intermediaries. ICICI Bank has put in place control structure and risk management framework to mitigate the related risk. See “Risk Factors—Risks Relating to Our Business—Our rapid retail expansion in India and our rural initiative expose us to increased risks that may adversely affect our business”.

Credit Approval Authorities

ICICI Bank’s credit approval authorization framework is laid down by its board of directors. ICICI Bank has established several levels of credit approval authorities for its corporate banking activities—the Credit Committee of the board of directors, the Committee of Directors, the Committee of Executives (Credit) and the Regional Committee (Credit). Retail Credit Forums, Small Enterprise Group Forums and Agri Credit Forums have been created for approval of retail loans and credit facilities to small enterprises and agri based enterprises respectively.

Individual executives are delegated powers in the case of policy based retail products to approve financial assistance within the exposure limits set by our board of directors.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the possibility of loss arising from changes in the value of a financial instrument as a result of changes in market variables such as interest rates, exchange rates and other asset prices. The prime source of market risk for us is the interest rate risk we are exposed to as a financial intermediary. In addition to interest rate risk, we are exposed to other elements of market risk such as liquidity or funding risk, price risk on trading portfolios, exchange rate risk on foreign currency positions and credit spread risk.

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

The Asset Liability Management Committee comprises whole time directors and executives. The Committee generally meets on a monthly basis and reviews the interest rate and liquidity gap positions on the banking book, formulates a view on interest rates, sets benchmark lending rates, reviews the business profile and its impact on asset liability management and determines the asset liability management strategy in light of the current and expected business environment. The Global Asset Liability Management Group is responsible for managing interest rate risk and liquidity risk, under the supervision of the Asset Liability Management Committee, on a day to day basis.

The Global Market Risk Management Group recommends changes in risk policies and controls and the processes and methodologies for quantifying and assessing market risks. Risk limits including position limits and stop loss limits for the trading book are monitored on a daily basis by the Treasury Middle Office Group and reviewed periodically.

Interest Rate Risk

For a discussion on our vulnerability to interest rate risk, see “Risk Factors — Risks Relating to Our Business — Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance” and “Risk Factors — Risks Relating to Our Business — Our inability to effectively manage credit, market and liquidity risk and inaccuracy of our valuation models and accounting estimates may have an adverse effect on our earnings, capitalization, credit ratings and our cost of funds”.

Our core business is deposit taking and borrowing, and lending in both rupees and foreign currencies, as permitted by Reserve Bank of India. These activities expose us to interest rate risk. As the rupee market is significantly different from the international currency markets, gap positions in these markets differ significantly.

Our balance sheet consists rupee and foreign currency assets and liabilities with rupee assets and liabilities being the major constituent. Thus, movements in domestic interest rates constitute the main source of interest rate risk. Exposure to fluctuations in interest rates is measured primarily by way of gap analysis, providing a static view of the maturity and re-pricing characteristics of balance sheet positions. An interest rate gap report is prepared by classifying all assets and liabilities into various time period categories according to contracted maturities or anticipated re-pricing date. The difference in the amount of assets and liabilities maturing or being re-priced in any time period category, would then give an indication of the extent of exposure to the risk of potential changes in the margins on new or re-priced assets and liabilities. ICICI Bank prepares interest rate risk reports on a fortnightly basis. These reports are submitted to the Reserve Bank of India on a monthly basis. Interest rate risk is further monitored through interest rate risk limits approved by the Asset Liability Management Committee.

Our primary source of funding is deposits and, to a smaller extent, borrowings. In the rupee market, most of our deposit taking is at fixed rates of interest for fixed periods, except for savings account deposits and current account deposits, which do not have any specified maturity and can be withdrawn on demand. We usually borrow for a fixed period with a one-time repayment on maturity, with some borrowings having European call/put options, exercisable only on specified dates, attached to them. However, we have a mix of floating and fixed interest rate assets. Our loans generally are repaid more gradually, with principal repayments being made over the life of the loan. Our housing loans at year-end fiscal 2009 were primarily floating rate loans where any change in the benchmark rate with reference to which these loans are priced, is generally passed on to the borrower on the first day of the succeeding quarter or succeeding month, as applicable. Until December 31, 2003, we followed a four-tier prime rate structure, namely, a short-term prime rate for one-year loans or loans that re-price at the end of one year, a medium-term prime rate for one to three year loans, a long-term prime rate for loans with maturities greater than three years, and a prime rate for cash credit products. Effective January 1, 2004, we have moved to a single benchmark prime rate structure for all loans other than specific categories of loans advised by the Indian Banks’ Association (which include, among others, loans to individuals for acquiring residential properties, loans for purchase of consumer durables, non-priority sector personal loans and loans to individuals against shares, debentures, bonds and other securities), with lending rates comprising the benchmark prime rate, term premia and transaction-specific credit and other charges. Interest rates on loans outstanding at December 31, 2003 continue to be based on the four-tier prime rate structure. We generally seek to eliminate interest rate risk on undisbursed commitments by fixing interest rates on rupee loans at the time of loan disbursement. Pursuant to regulatory reserve requirements, we maintain a large part of our assets in government of India securities and interest-free balances with the Reserve Bank of India, which are funded mainly by wholesale deposits and borrowings. This exposes us to the risk of differential movement in the yield earned on statutory reserves and the related funding cost.
In contrast to our rupee loans, a large proportion of our foreign currency loans are floating rate loans. These loans are generally funded with floating rate foreign currency funds in the case of our overseas branches. We generally convert all our foreign currency borrowings into floating rate dollar liabilities through the use of interest rate and currency swaps with leading international banks.  Our overseas subsidiaries in the UK and Canada have fixed rate retail term deposits as their prime funding sources which re-price more slowly compared to their assets.

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

The following table sets forth, at the date indicated, our asset-liability gap position.

	At March 31, 2009(1)
	Less than or equal to one year		Greater than one year and up to five years		Greater than five years		Total
	(in millions)
Loans, net	Rs.	2,150,119	Rs.	387,763	Rs.	123,423	Rs.	2,661,305
Investments		436,035		288,102		756,933		1,481,070
Fixed assets		3,431		820		40,724		44,975
Other assets(2)		148,409		1,549		489,602		639,560
Total assets		2,737,994		678,234		1,410,682		4,826,910
Stockholders’ equity and preference share capital		-		-		471,275		471,275
Borrowings		569,140		301,252		13,527		883,919
Deposits		2,057,512		238,668		322,378		2,618,558
Other liabilities(2)		42,148		36,893		774,117		853,158
Total liabilities		2,668,800		576,813		1,581,297		4,826,910
Total gap before risk management positions		69,194		101,421		(170,615)		0
Risk management positions(3)		(259,403)		185,175		46,979		(27,249)
Total gap after risk management positions	Rs.	(190,209)	Rs.	286,596	Rs.	(123,636)	Rs.	(27,249)

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
(3)	The risk management positions comprise foreign currency and rupee swaps

The following table sets forth, at the date indicated, the amount of our loans with residual maturities greater than one year that had fixed and variable interest rates.

	At March 31, 2009
	Fixed rate loans		Variable rate loans		Total
	(in millions)
Loans	Rs.	459,148	Rs.	1,393,947	Rs.	1,853,095

The following table sets forth, using the balance sheet at year-end fiscal 2009 as the base, one possible prediction of the impact of adverse changes in interest rates on net interest income for fiscal 2010, assuming a parallel shift in the yield curve at year-end fiscal 2009.

	At March 31, 2009
	Change in interest rates (in basis points)
		(100)		(50)		50		100
	(in millions, except percentages)
Rupee portfolio	Rs.	(550)	Rs.	(275)	Rs.	275	Rs.	550
Foreign currency portfolio		(1,334)		(667)		667		1,334
Total	Rs.	(1,884)	Rs.	(942)	Rs.	942	Rs.	1,884

Based on our asset and liability position at year-end fiscal 2009, the sensitivity model shows that net interest income from the banking book for fiscal 2010 would rise by Rs. 1.9 billion (US$ 37 million) if interest rates increased by 100 basis points during fiscal 2010. Conversely, the sensitivity model shows that if interest rates decreased by 100 basis points during fiscal 2009, net interest income for fiscal 2010 would fall by an equivalent amount of Rs. 1.9 billion (US$ 37 million). Based on our asset and liability position at year-end fiscal 2008, the sensitivity model showed that net interest income from the banking book for fiscal 2009 would have risen by Rs. 1.6 billion (US$ 31 million) if interest rates increased by 100 basis points during fiscal 2009. Conversely, the sensitivity model showed that if interest rates decreased by 100 basis points during fiscal 2009, net interest income for fiscal 2009 would have fallen by an equivalent amount of Rs. 1.6 billion (US$ 31 million).

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

The following table sets forth, using the fixed income portfolio at year-end fiscal 2009 as the base, one possible prediction of the impact of changes in interest rates on the value of our rupee fixed income trading portfolio for fiscal 2010, assuming a parallel shift in yield curve.

	At March 31, 2009
	Change in interest rates (in basis points)
	Portfolio Size			(100)		(50)		50		100
	(in millions)
Government of India securities	Rs.	44,380	Rs.	2,946	Rs.	1,473	Rs.	(1,473)	Rs.	(2,946)
Corporate debt securities		25,149		385		193		(193)		(385)
Total	Rs.	69,529	Rs.	3,331	Rs.	1,666	Rs.	(1,666)	Rs.	(3,331)

At year-end fiscal 2009, the total value of our rupee fixed income trading portfolio was Rs. 69.5 billion (US$ 1.4 billion). The sensitivity model shows that if interest rates increase by 100 basis points during fiscal 2010, the value of this portfolio would fall by Rs. 3.3 billion (US$ 65 million). Conversely, if interest rates fell by 100 basis points during fiscal 2010, the value of this portfolio would rise by Rs. 3.3 billion (US$ 65 million). At year-end fiscal 2008, the total value of our rupee fixed income trading portfolio was Rs. 43.9 billion (US$ 863 million). If interest rates had increased by 100 basis points during fiscal 2008, the value of this portfolio would have fallen by Rs. 3.5 billion (US$ 68 million). Conversely, if interest rates had fallen by 100 basis points during fiscal 2008, the value of this portfolio would have risen by Rs. 3.5 billion (US$ 68 million).

At year-end fiscal 2009, the total outstanding notional principal amount of our trading interest rate derivatives portfolio was Rs. 3,731.8 billion (US$ 73.4 billion) compared to Rs. 6,442.8 billion (US$ 126.7 billion) at year-end fiscal 2008. The sensitivity model shows that if interest rates increase by 100 basis points, the value of this portfolio would rise by Rs. 2.9 billion (US$ 57 million). At year-end fiscal 2009, the total outstanding notional principal amount of our trading currency derivatives (options and cross currency interest rate swaps) portfolio was Rs. 1,188.1 billion (US$ 23.4 billion) compared to Rs. 1,051.9 billion (US$ 20.7 billion) at year-end fiscal 2008. The sensitivity model shows that if interest rates increase by 100 basis points, the value of this cross currency interest rate swaps portfolio would rise by Rs. 2.7 billion (US$ 53 million).

Equity Risk

We assume equity risk both as part of our investment book and our trading book. At year-end fiscal 2009, we had a total equity investment portfolio of Rs. 30.0 billion (US$ 590 million). In the investment book, investments in equity shares and preference shares are essentially long-term in nature. The decision to invest in equity shares during project financing activities has been a conscious decision to participate in the equity of the company with the intention of realizing capital gains arising from the expected increases in market prices, and is separate from the lending decision. For further information on our trading and available for sale investments, see “— Overview of ICICI Bank’s Products and Services —Investment Banking — Treasury.”

We also invest in the corpus of equity capital/venture funds, primarily those managed by our subsidiary ICICI Venture Funds Management Company. These funds invest in equity/equity linked instruments. Our investments through these funds are similar in nature to other equity investments and are subject to the same risks. In addition, they are also subject to risks in the form of changes in regulation and taxation policies applicable to such equity funds.

Exchange Rate Risk

We offer foreign currency hedge instruments like swaps, forwards, and currency options to clients, which are primarily banks and corporate customers. We actively use cross currency swaps, forwards, and options to economically hedge against exchange risks arising out of these transactions. Trading activities in the foreign currency markets expose us to exchange rate risks. This risk is mitigated by setting counterparty limits, stipulating daily and cumulative stop-loss limits, and engaging in exception reporting.

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

Derivative Instruments Risk

We enter into interest rate and currency derivative transactions primarily for the purpose of hedging interest rate and foreign exchange mismatches and also engage in trading of derivative instruments on our own account. We offer derivative products to selected major corporate customers and other domestic and international financial institutions, including foreign currency forward transactions and foreign currency and interest rate swaps. We do not carry market risk on these client derivative positions as we cover ourselves in the inter-bank market. Profits and losses on these transactions on account of currency movement are borne by the client. In some cases clients have filed suits against us disputing the transactions and amounts due, see “— Legal and regulatory proceedings”. We also invest in credit derivatives through our overseas branches and banking subsidiaries. Our derivative transactions are subject to counterparty risk to the extent particular obligors are unable to make payment on contracts when due.

Credit Spread Risk

Credit spread risk arises out of our investments in fixed income securities and credit derivatives. Hence, volatility in the level of credit spreads would impact the value of these portfolios held by us. The portfolio is monitored closely and risk is monitored by setting reference entity exposure limits, value-at-risk limits, counterparty limits and stipulating daily and cumulative stop-loss limits.

During fiscal 2009, the global financial system experienced difficult credit and liquidity conditions and disruptions leading to decease in liquidity, greater volatility and widening of credit spreads. In fiscal 2009, we made provisions in our income statement, aggregating Rs. 1,977 million (US$ 39 million), for mark-to-market losses on the trading portfolios of credit derivatives and fixed income investments in our international branches and subsidiaries. A mark-to-market impact of Rs. 9,813 million (US$ 193 million) on the available for sale portfolio of fixed income investments of our international subsidiaries was reduced from our stockholders’ equity. We also realized losses of Rs. 5,424 million (US$ 107 million), including impairment losses on these portfolios.

Liquidity Risk

Liquidity risk arises in the funding of lending, trading and investment activities and in the management of trading positions. It includes both the risk of unexpected increases in the cost of funding an asset portfolio at appropriate maturities and the risk of being unable to liquidate a position in a timely manner at a reasonable price. The goal of liquidity management is to be able, even under adverse conditions, to meet all liability repayments on time and fund all investment opportunities. For example, there was a sharp reduction in domestic liquidity in September-October 2008 following the impact of the bankruptcy of Lehman Brothers on global markets.

We maintain diverse sources of liquidity to facilitate flexibility in meeting funding requirements. Incremental operations in the domestic market are principally funded by accepting deposits from retail and corporate depositors. The deposits are augmented by borrowings in the short-term inter-bank market and through the issuance of bonds. Loan maturities and sale of investments also provide liquidity. Most of the funds raised are used to extend loans or purchase securities. Generally, deposits have a shorter average maturity than loans or investments.

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

Our subsidiary in the United Kingdom offers an Internet based online savings deposit product to depositors. The total amount of such deposits at year-end fiscal 2009 was US$ 1.7 billion. These deposits are payable on demand. At present, these deposits are classified as outflow in the less than eight days liquidity bucket as required by the Financial Services Authority of the United Kingdom. We deploy these funds in a portfolio of short-term deposits and marketable securities. We may face liquidity risk in case of high volumes of deposit withdrawals, failure of a substantial number of depositors to roll over deposited funds upon maturity or to replace deposited funds with fresh deposits.

We closely monitor our domestic and international liquidity position, taking into account maturing assets and liabilities, the expected level of rollover of maturing liabilities and new financing commitments. We seek to maintain a portfolio of liquid assets in addition to our regulatory reserves. We also have access to refinancing facilities extended by regulators.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Operational risk includes legal risk but excludes strategic and reputational risks. Legal risk includes, but is not limited to, exposure to fines, penalties or punitive damages resulting from supervisory actions, as well as private settlements. For a discussion on our vulnerability to operational risk, see “Risk Factors — Risks Relating to Our Business - There is operational risk associated with our industry which, when realized, may have an adverse impact on our business”.

The management of operational risk in the organization is governed by the Operational Risk Management Policy approved by the board of directors. The policy is applicable across the Bank including overseas branches, ensuring that there is clear accountability and responsibility for management and mitigation of operational risk, developing a common understanding of operational risk, helping the business and operation groups units to improve internal controls, thereby reducing the probability and potential impact of losses from operational risks while meeting regulatory requirements. Operational risk can result from a variety of factors, including failure to obtain proper internal authorizations, improperly documented transactions, failure of operational and information security procedures, computer systems, software or equipment, fraud, inadequate training and employee errors. Operational risk is sought to be mitigated by maintaining a comprehensive system of internal controls, establishing systems and procedures to monitor transactions, maintaining key back–up procedures and undertaking regular contingency planning.

In each of the banking subsidiaries, local management is responsible for implementing operational risk management framework through the operational risk management policy approved by their respective boards.

Operational Controls and Procedures in Branches

We have operating manuals detailing the procedures for the processing of various banking transactions and the operation of the application software. Amendments to these manuals are implemented through circulars, which are available on the company Intranet. All the branches are supported by the Audit and Compliance, Service and Product and Marketing teams.

There is a process of delegation of financial powers approved by the Board that sets out the monetary limits for employees. Withdrawals from customer accounts are processed based on in-built system checks and authorization procedures. Cash transactions over a specified limit are subject to special scrutiny to avoid potential money laundering. The core banking application software has multiple security features to protect the integrity of applications and data.

Operational Controls and Procedures for Internet Banking

For Internet banking, state of the art control measures are in place including issuing the customer a unique user identification, login password for logging onto the Internet site and a unique transaction identification for effecting transactions. In addition to the transaction identification, we have introduced an additional security of using the grid values available on the debit card for effecting transactions on the internet.

Operational Controls and Procedures in Regional Processing Centers & Central Processing Center

There are centralized operations at regional processing centers located at various cities across the country. These regional processing centers process clearing of cheques and inter-branch transactions, make inter-city cheque collections, and engage in back-office activities for account opening, standing instructions and auto-renewal of deposits. There are currency chests located at 32 locations pan India which cater to replenishments of ATMs and cash requirements of branches.

Centralized transaction processing is carried out in Mumbai on a nation-wide basis for transactions like the issue of ATM cards and personal identification number mailers, reconciliation of ATM transactions, issue of passwords to the internet banking customers, internet banking bill payments, depositing post-dated cheques received from retail loan customers and credit card transaction processing. Centralized processing has been extended to the issuance of personalized cheque books, back-office activities of non-resident Indian accounts for deliverables issuance, activation of new account opening and recovery of service charges for accounts for holding shares in book-entry form.

Operational Controls and Procedures in Treasury

Key control measures in treasury operations include clear segregation of duties between treasury front-office, which reports to the Executive Director and Chief Financial Officer, and treasury middle office, which reports to another Executive Director, elaborate automated control procedures, continuous monitoring procedures through detailed management information statements, code of conduct, mandatory leave of dealers and periodic training. There are clear limits set up in respect of treasury operations like deal-wise limits and product-wise limits. In order to mitigate the potential mis-selling risks, elaborate labelling policy is implemented. Similarly in order to mitigate potential contractual risks, negotiations for deals are recorded on a voice recording system. All the key processes in treasury operations are documented and approved by New Product and Process Approval Committee. Some of the control measures adopted by middle office include deal validation, independent confirmation, documentation, limits monitoring, Treasury accounting, settlement, reconciliation and regulatory compliance. Middle office group reviews the unconfirmed, unsettled deals, on a regular basis and follows up for timely confirmation or settlement. There is a mechanism of escalation to senior management in case of delays in settlement or confirmation beyond a time period. In addition to the above, concurrent and internal audits are also conducted in respect of treasury operations. The elaborate internal control structure in the treasury operations in the Bank are designed to minimize errors, prevent potential frauds and provide early-warning signals.

Operational Controls and Procedures in Retail Asset Operations

Retail asset operations are divided into two parts, decentralized retail asset operations and central asset operations. Activities of decentralized operations include disbursement and banking. Decentralized retail asset operations support operations relating to retail asset products across the country. Disbursements are done through automated processes like fund transfers/ National Electronic Funds Transfer system/ Real Time Gross Settlement system with sufficient internal check procedures. No single team has the full authority to complete a transaction and carry out financial reconciliation. An independent team conducts regular banking activity reconciliation and publishes management information statements to senior management.

The central operations unit is located in Mumbai city and the regional operations units are located at Mumbai, Delhi and Chennai cities. These central and regional units support operations relating to retail asset products across the country. The central asset operations unit carries out activities like loan accounts maintenance, accounting and reconciliation, payouts, repayment management activities for all retail asset products.

All the processes are hosted and controlled through a central processing site. At the design stage of the process, operational and other risks are identified, mitigating measures are designed and measures of performance specified to ensure adherence. The elaborate control environment is further subject to a regular and independent audit.

 Operational Controls and Procedures for Corporate Banking

ICICI Bank’s Corporate Banking Group has been organized into different zones. The front office has relationship managers, credit analysts and transaction banking specialists with segregation of duties. The operations in respect of corporate banking products and services are supported by middle office and back office with process ownership. The front office, middle office and back offices are located at different locations including centralized operations at Mumbai. These centralized operations comprise separate operations teams for credit monitoring, trade finance, cash management and general banking operations. The centralized operations teams process transactions after verification of credit authorizations, as well as applicable regulations, particularly in respect of international trade finance transactions. The middle office and back office also process transactions for small enterprise customers, rural finance and investment banking activities.

Operational Controls and Procedures in Rural Loan Operations

Operational controls and procedures for corporate customers in rural and agricultural banking are similar to those for our other corporate customers. For other loans, duly approved disbursement requests are submitted to local operations teams where they are checked for completeness and tallied with the terms of approval, before loans are disbursed. Account reconciliation and other monitoring activities are conducted centrally by an independent team.

Anti-Money Laundering Controls

We have taken several initiatives to implement the Know Your Customer /Anti-money Laundering /Combating of Financing of Terrorism guidelines issued by Reserve Bank of India and the rules notified under Prevention of Money Laundering Act, 2002.

These initiatives include formulation of a Group Anti Money Laundering Policy with the approval of the board of directors of the Bank which also covers our overseas branches / subsidiaries, oversight by the Audit Committee of the board of directors on the implementation of the Anti-money Laundering framework, appointment of a senior level officer as Money Laundering Reporting Officer who has the day-to-day responsibility for implementation of the Anti-money Laundering framework, implementation of adequate Know Your Customer procedures based on risk categorization of customer segments, screening of names of customers with negative lists issued by the regulators and customer risk categorisation for classifying the customers into high, medium and low risk segments. The Know Your Customer procedures are based on basic due diligence for low risk customers, enhanced due diligence for high risk customers and simplified due diligence for small deposits accounts in terms of Reserve Bank of India guidelines.

We also adhere to the Anti-money Laundering reporting requirements as specified by the regulators of respective geographies. A dedicated Anti-money Laundering software has been implemented for the domestic as well as overseas operations of the Bank to facilitate the process of risk based transaction monitoring. The Anti-money Laundering framework is subject to audit by the Internal Audit Department and their observations are periodically updated to the Audit Committee. We have also taken appropriate steps to train our employees on Know Your Customer / Anti-money Laundering and to create customer awareness on this subject.

Audit

The Internal Audit Group undertakes a comprehensive audit of all business groups and other functions, in accordance with a risk-based audit plan. This plan allocates audit resources based on an assessment of the operational risks in the various businesses. The audit plan for every fiscal year is approved by the Audit Committee.

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

Legal and Regulatory Risk

We are involved in various litigations and are subject to a wide variety of banking and financial services laws and regulations in each of the jurisdictions in which we operate. We are also subject to a large number of regulatory and enforcement authorities in each of these jurisdictions. The uncertainty of the enforceability of the obligations of our customers and counter-parties, including the foreclosure on collateral, creates legal risk. Changes in laws and regulations could adversely affect us. Legal risk is higher in new areas of business where the law is often untested by the courts. We seek to minimize legal risk by using stringent legal documentation, employing procedures designed to ensure that transactions are properly authorized and consulting internal and external legal advisors. See “Risk

Factors—Risks Relating to Our Business—We are involved in various litigations. Any final judgment awarding material damages against us could have a material adverse impact on our future financial performance, our stockholders’ equity and the price of the ADSs” and “Risk Factors—Risks relating to Our Business—Regulatory changes in India or other jurisdictions in which we operate could adversely affect our business”.

Global Risk Management Framework

We have adopted a global risk management framework for our international banking operations, including overseas branches, offshore banking units and subsidiaries. Under this framework, our credit, investment, asset liability management and anti-money laundering policies apply to all our overseas branches and offshore banking units, with modifications to meet local regulatory or business requirements. These modifications may be made only with the approval of our board of directors. All overseas banking subsidiaries are required to adopt risk management policy frameworks to be approved by their board of directors or an appropriate committee of their board of directors, based on applicable laws and regulations as well as our corporate governance and risk management framework. Policies at the overseas banking subsidiaries are framed in consultation with the related groups in ICICI Bank.

The Compliance Group plays an oversight role in respect of regulatory compliance at the overseas branches and offshore banking units. Key risk indicators pertaining to our international banking operations are presented to the Risk Committee of our board of directors on a quarterly basis. Management of regulatory compliance risk is considered as an integral component of the governance framework at the Bank and its subsidiaries along with the internal control and enterprise-wide risk management frameworks. A group-wide framework for compliance has therefore been adopted by the Bank and its subsidiaries (by way of a Group Compliance Policy approved by the board of directors) which provides for identification and evaluation of the significant compliance risks, on a group-wide basis, in order to assess how these risks might affect the safety and soundness of the Bank and its subsidiaries.

Risk Management in Key Subsidiaries

ICICI Securities Primary Dealership is a primary dealer and has government of India securities as a significant proportion of its portfolio. The Corporate Risk Management Group at ICICI Securities Primary Dealership has developed comprehensive risk management policies which seek to minimize risks generated by the activities of the organization. The Corporate Risk Management Group develops and maintains models to assess market risks which are constantly updated to capture the dynamic nature of the markets and in this capacity, participates in the evaluation and introduction of new products and business activities.

ICICI Securities Primary Dealership has constituted an internal Risk Management Committee comprising the Managing Director & CEO and senior executives from cross-functional areas. The Committee debates on various aspects of risk management and among other things decides risk and investment policies for its various businesses and ensures compliance with regulatory guidelines on risk management as well as with all the prudential and exposure limits set by the board of directors.

ICICI Prudential Life Insurance Company is exposed to business risks arising out of the nature of products and underwriting, and market risk arising out of the investments made out of the corpus of premiums collected and the returns guaranteed to policyholders. The Risk Management and Audit Committee of its board of directors is responsible for oversight of the risk management and internal control functions. For managing investment risk, the company has a prudent investment strategy to optimize risk-adjusted returns. Its asset-liability management framework is designed to cushion and mitigate the investment related risks of assets. The assets under management for the linked portfolio, in respect of which there is minimal asset-liability mismatch risk, amounts to over 85% of the policyholders’ funds. As part of asset-liability management for the non-linked portfolio, ICICI Prudential Life Insurance Company has hedged the single premium non-participating portfolio by duration matching, rebalanced monthly. On the participating portfolio, the asset allocation strategy, which includes investments in equities, is designed to achieve the twin objectives of managing base guarantees and maximizing returns. The equity portfolio is benchmarked against a market index. In addition, there are exposure limits to companies, groups and industries. For mitigating operational risks, the management assesses and rates the various operational risks and prepares a mitigation plan. The internal audit department performs risk-based audit and reports the findings to the Audit Committee of ICICI Prudential Life Insurance Company.

ICICI Lombard General Insurance Company is principally exposed to risks arising out of the nature of business underwritten and credit risk on its investment portfolio. In respect of business risk, ICICI Lombard General Insurance always seeks to diversify its insurance portfolio across industry sectors and geographical regions. The company focuses on achieving a balance between the corporate and retail portfolio mix to achieve favorable claim ratio and risk diversification. The company also has the ability to limit its risk exposure by way of re-insurance arrangements. Investments of the company are governed by the investment policy approved by its board of directors within the norms stipulated by the Insurance Regulatory and Development Authority. The Investment Committee oversees the implementation of this policy and reviews it periodically. Exposure to any single entity is normally restricted to 5.0% of the portfolio and to any industry to 10.0% of the portfolio. Investments in debt instruments are generally restricted to instruments with a domestic credit rating of AA or higher.

Controls and Procedures

We carried out an evaluation under the supervision and with the participation of management, including the Managing Director & Chief Executive Officer and the Executive Director and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act as of March 31, 2009.

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

We have experienced significant growth in a fast changing environment, and management is aware that this may pose significant challenges to the control framework. The increasing size of our treasury operations, which use automated control and recording systems as well as manual checks and record keeping, expose us to the risk of errors in control and record keeping. See “Risk Factors — Risks Relating to Our Business — There is operational risk associated with our industry which, when realized, may have an adverse impact on our business”.

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

Our internal controls include policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect in reasonable detail the transactions and dispositions of our assets;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our  receipts and expenditures are made only in accordance with authorizations of  management and the Directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

Management assessed the effectiveness of internal control over financial reporting as of March 31, 2009 based on criteria set for by the Committee of Sponsoring Organizations of Treadway Commission in Internal Control-Integrated Framework. Based on the assessment, management concluded that our internal control over financial reporting was effective as of March 31, 2009. Effectiveness of our internal control over financial reporting as of March 31, 2009 has been audited by KPMG, an independent registered public accounting firm, as stated in their attestation report which is included herein.

Change in Internal Control Over Financial Reporting

No change in our internal control over financial reporting occurred during the period covered by this annual report has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Loan Portfolio

Our gross loan portfolio was Rs. 2,714.9 billion (US$ 53.4 billion) at year-end fiscal 2009, an increase of 6.2% over the gross loan portfolio of Rs. 2,555.9 billion (US$ 50.2 billion) at year-end fiscal 2008. At year-end fiscal 2008, the gross loan portfolio increased 19.6% to Rs. 2,555.9 billion (US$ 50.2 billion) from Rs. 2,137.1 billion (US$ 42.0 billion) at year-end fiscal 2007. At year-end fiscal 2009, approximately 65.2% of our gross loans were rupee loans.

Loan Portfolio by Categories

The following table sets forth, at the dates indicated, our gross (net of write off) rupee and foreign currency loans by business category.

	At March 31,
	2005		2006		2007		2008		2009		2009
	(in millions)
Consumer loans and credit card receivables(1)	Rs.	532,138	Rs.	910,871	Rs.	1,276,977	Rs.	1,408,271	Rs.	1,228,337	US$	24,147
Rupee		526,541		895,116		1,248,484		1,365,595		1,181,368		23,223
Foreign currency		5,597		15,755		28,493		42,676		46,969		923
Commercial, financial, agricultural and others(2)		447,359		665,549		859,562		1,147,276		1,486,380		29,219
Rupee		301,800		449,160		495,464		475,796		587,644		11,552
Foreign currency		145,559		216,389		364,098		671,480		898,736		17,667
Leasing and related activities(3)		885		736		569		329		175		3
Rupee		885		695		569		329		175		3
Foreign currency		-		41		-		-		-
Gross loans		980,382		1,577,156		2,137,108		2,555,876		2,714,892		53,369
Rupee		829,226		1,344,971		1,744,517		1,841,719		1,769,187		34,779
Foreign currency		151,156		232,185		392,591		714,156		945,705		18,591
Total gross loans		980,382		1,577,156		2,137,108		2,555,876		2,714,892		53,369
Allowance for loan losses		(16,282)		(14,553)		(23,114)		(41,859)		(53,587)		(1,053)
Net loans	Rs.	964,100	Rs.	1,562,603	Rs.	2,113,994	Rs.	2,514,017	Rs.	2,661,305	US$	52,316

(1)	Includes home loans, automobile loans, commercial business loans, two wheeler loans, personal loans, credit card receivables and farm equipment loans.
(2)	Includes builder financing and dealer financing .
(3)	Leasing and related activities includes leasing and hire purchase.

Our gross consumer loans and credit card receivables decreased to Rs. 1,228.3 billion (US$ 24.1 billion), constituting 45.2% of our gross loans at year-end fiscal 2009 from Rs. 1,408.3 billion (US$ 27.7 billion), constituting 55.1% of our gross loans at year-end fiscal 2008. We have tightened our credit norms, especially in the unsecured retail segment and slowed our credit growth. Our gross foreign currency loans increased from Rs. 714.2 billion (US$ 14.0 billion), constituting 27.9% of our total gross loans at year-end fiscal 2008 to Rs. 945.7 billion (US$ 18.6 billion), constituting 34.8% of our total gross loans at year-end fiscal 2009. The increase was primarily due to the increase in the rupee equivalent of gross foreign currency loans consequent to the depreciation in the value of the rupee against the US dollar during fiscal 2009.

At year-end fiscal 2009, we did not have outstanding cross-border loans (defined as loans made to borrowers outside of India) exceeding 1.0% of our assets in any country except Canada. We had outstanding cross-border loans to US borrowers amounting to between 0.75% and 1.00% of our assets.

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

We have a mechanism by which we track the creation of security and follow up in case of any delay in creation of any security interest. The delays could be due to time taken for acquisition of the asset on which security interest is to be created (or formalities related thereto), obtaining of requisite consents including legal, statutory or contractual obligations to obtain such consents, obtaining of legal opinions as to title and completion of necessary procedure for perfection of security in the respective jurisdictions.

Corporate finance and project finance loans are typically secured by a first charge on fixed assets, which normally consists of property, plant and equipment. These security interests are perfected by the registration of these interests within time limits stipulated under the Indian Companies Act with the Registrar of Companies pursuant to the provisions of the Indian Companies Act when our clients are constituted as companies. Prior to creation of security interests on all assets, which are not stock-in-trade for the company, a no-objection certificate from the income tax authorities is required. This registration amounts to a constructive public notice to other business entities of security interests created by such companies. We may also take security of a pledge of financial assets like marketable securities (for which perfection of security interests by registration with the Registrar of Companies is not mandatory for companies under the Indian Companies Act), and obtain corporate guarantees and personal guarantees wherever appropriate. In certain cases, the terms of financing include covenants relating to sponsor shareholding in the borrower and restrictions on the sponsors’ ability to sell all or part of their shareholding. Covenants involving equity shares have top-up mechanism based on price triggers. For all immovable property and shares which are secured in favor of offshore lenders, approval from the Reserve Bank of India is obtained prior to creation.

Working capital loans are typically secured by a first charge on current assets, which normally consist of inventory and receivables. Additionally, in some cases, we may take further security of a first or second charge on fixed assets, a pledge of financial assets like marketable securities, or obtain corporate guarantees and personal guarantees wherever appropriate.

A substantial portion of our loans to retail customers (other than personal loans and loans against credit card receivables, which are unsecured) is also secured by a first and exclusive charge on the assets financed (predominantly property and vehicles).

We also accept post dated cheques and cash as additional comfort for the facilities provided to various entities.

We are entitled in terms of our security documents to enforce security and appropriate the proceeds towards the borrower’s loan obligations without reference to the courts or tribunals unless a client makes a reference to such courts or tribunals to challenge such enforcement.

Separately, in India, foreclosure on collateral of property generally requires a written petition to an Indian court or tribunal based on amounts sought to be recovered. An application, when made, may be subject to delays and administrative requirements that may result, or be accompanied by, a decrease in the value of the collateral. These delays can last for several years and therefore might lead to deterioration in the physical condition and market value of the collateral. In the event a corporate borrower is in financial difficulty and unable to sustain itself, it may opt for the process of voluntary winding up. In case a company becomes a sick unit, foreclosure and enforceability of collateral is stayed. In fiscal 2003, the Indian Parliament passed the Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002, as amended, which strengthened the ability of lenders to resolve non-performing assets by granting them greater rights as to enforcement of security including over immovable property and recovery of dues, without reference to the courts or tribunals. See “Overview of the Indian Financial Sector — Recent Structural Reforms — Legislative Framework for Recovery of Debts due to Banks”.

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

Loan Concentration

We follow a policy of portfolio diversification and evaluate our total financing exposure in a particular industry in light of our forecasts of growth and profitability for that industry. ICICI Bank’s Global Credit Risk Management Group monitors all major sectors of the economy and specifically tracks industries in which ICICI Bank has credit exposures. We seek to respond to any economic weakness in an industrial segment by restricting new credits to that industry segment and any growth in an industrial segment by increasing new credits to that industry segment. ICICI Bank’s policy is to limit its loan portfolio to any particular industry (other than retail loans) to 15.0% of its total exposure. Between 2003 and 2006, the banking system as a whole saw significant expansion of retail credit, with retail loans accounting for a major part of overall systemic credit growth. Accordingly, during these years, we increased our financing to the retail segment. In view of high asset prices and the increase in interest rates since the second half of fiscal 2008, we followed a conscious strategy of moderation of retail disbursements, especially in the unsecured retail loans segment. Following this trend, our loans and advances to the retail segment constituted 46.4% of our gross loans and advances at year-end fiscal 2009 compared to 57.0% at year-end fiscal 2008.

Pursuant to the guidelines of the Reserve Bank of India, our credit exposure to individual borrowers must not exceed 15.0% of our capital funds, comprising Tier I and Tier II capital calculated pursuant to the guidelines of the Reserve Bank of India under Indian GAAP. Credit exposure to individual borrowers may exceed the exposure norm of 15.0% of capital funds by an additional 5.0% (i.e. up to 20.0%) provided the additional credit exposure is on account of infrastructure financing. Our exposure to a group of companies under the same management control must not exceed 40.0% of our capital funds unless the exposure is in respect of an infrastructure project. The exposure to a group of companies under the same management control, including exposure to infrastructure projects, may be up to 50.0% of our capital funds. Banks may, in exceptional circumstances, with the prior approval of their boards, enhance the exposure by 5.0% of capital funds (i.e., 20.0% of capital funds for an individual borrower and 45.0% of capital funds for a group of companies under same management), making appropriate disclosures in their annual reports. Exposure for funded facilities is calculated as the total committed credit and investment sanctions or the outstanding funded amount, whichever is higher (for term loans, as the sum of undisbursed commitments and the outstanding amount). Exposure for non-funded facilities is calculated as 100.0% of the committed amount or the outstanding non-funded amount whichever is higher. At year-end fiscal 2009, we were in compliance with these guidelines.

At year-end fiscal 2009, our largest borrower accounted for approximately 13.6% of our capital funds. The largest group of companies under the same management control accounted for approximately 33.5% of our capital funds.

The following table sets forth, at the dates indicated, the composition of our gross (net of write-offs) loans.

	At March 31,
	2005			2006			2007			2008			2009
	(in millions, except percentages)
	Amount		As a %	Amount		As a %	Amount		As a %	Amount		As a %	Amount		Amount		As a %
Retail finance(1)	Rs.	596,027	60.8%	Rs.	981,550	62.2%	Rs.	1,364,472	63.8%	Rs.	1,457,548	57.0%	Rs.	1,259,908	US$	24,767	46.4%
Services - non finance		18,648	1.9		47,289	3.0	64,342		3.0		168,139	6.6		244,367		4,804	9.0
Crude petroleum/refining & petrochemicals		44,422	4.5		46,185	2.9		49,656	2.3		65,136	2.6		163,027		3,205	6.0
Road, port, telecom, urban development & other infrastructure		35,519	3.6		30,114	1.9		29,873	1.4		57,708	2.3		116,138		2,283	4.3
Iron & steel and products		51,557	5.3		51,717	3.3		52,071	2.5		100,441	3.9		113,931		2,240	4.2
Services - finance–		27,508	2.8		74,356	4.7		111,500	5.2		65,373	2.6		88,432		1,738	3.3
Food & beverages		16,956	1.7		41,491	2.6		50,863	2.4		76,802	3.0		73,218		1,439	2.7
Chemicals & fertilizers		18,372	1.9		32,241	2.1		53,768	2.5		43,346	1.7		61,758		1,214	2.3
Power		18,217	1.9		28,127	1.8		41,917	2.0		62,479	2.4		59,105		1,162	2.2
Electronics & engineering		19,742	2.0		24,129	1.5		21,863	1.0		39,294	1.5		51,473		1,012	1.9
Drugs & pharmaceuticals		3,582	0.4		4,968	0.3		10,014	0.5		26,568	1.0		37,495		737	1.4
Construction		4,923	0.5		9,822	0.6		15,285	0.7		30,340	1.2		35,820		704	1.3
Wholesale/retail trade		9,867	1.0		14,842	1.0		28,625	1.3		26,728	1.0		28,187		554	1.0
Others(2)		115,277	11.7		190,551	12.1		243,366	11.4		337,442	13.2		382,033		7,510	14.0
Gross loans		980,617	100.0		1,577,382	100.0		2,137,615	100.0		2,557,344	100.0		2,714,892		53,369	100.0
Allowance for loan losses and interest suspense		(16,517)			(14,779)			(23,621)			(43,327)			(53,587)		(1,053)
Net loans	Rs.	964,100		Rs.	1,562,603		Rs.	2,113,994		Rs.	2,514,017		Rs.	2,661,305	US$	52,316

(1)	Includes home loans, automobile loans, commercial business loans, two wheeler loans, personal loans, credit cards receivables, dealer funding, developer financing and overdraft products.

(2)
Other industries primarily include automobiles, cement, agriculture & allied activities, fast moving consumer goods, gems & jewellery, manufacturing products excluding metal, metal & metal products (excluding iron & steel), mining, shipping, textiles etc.

Our gross loan portfolio at year-end fiscal 2009 increased by 6.2% compared to the gross loan portfolio at year-end fiscal 2008. Retail finance was 46.4% of gross loans at year-end fiscal 2009 compared to 57.0% of gross loans at year-end fiscal 2008. Our gross loans to the services – non finance sector as a percentage of gross loans increased to 9.0% at year-end fiscal 2009 compared to 6.6% at year-end fiscal 2008. Our gross loans to the crude petroleum/refining and petrochemicals sector as a percentage of gross loans increased to 6.0% at year-end fiscal 2009 compared to 2.6% at year-end fiscal 2008.

At year-end fiscal 2009, our 20 largest borrowers accounted for approximately 15.1% of our gross loan portfolio, with the largest borrower accounting for approximately 3.2% of our gross loan portfolio. The largest group of companies under the same management control accounted for approximately 4.0% of our gross loan portfolio.

Geographic Diversity

Our portfolios are geographically diversified. The state of Maharashtra accounted for the largest proportion of our domestic gross loans outstanding at year-end fiscal 2009.

Directed Lending

The Reserve Bank of India requires banks to lend to certain sectors of the economy. Such directed lending comprises priority sector lending, export credit and housing finance.

Priority Sector Lending

The Reserve Bank of India guidelines require banks to lend 40.0% of their adjusted net bank credit, or credit equivalent amount of off balance sheet exposure, whichever is higher, to certain specified sectors called priority sectors. The definition of adjusted net bank credit does not include certain exemptions and includes certain investments and is computed with reference to the outstanding amount at March 31 of the previous year. Priority sectors include agricultural sector, food and agri-based industries, small and micro enterprises and small businesses and housing finance up to certain limits. Out of the 40.0%, banks are required to lend a minimum of 18.0% of their adjusted net bank credit to the agriculture sector (of which 13.5% is required towards direct agriculture) and the balance to certain specified sectors, including small enterprises (defined as enterprises engaged in manufacturing/production, processing and services businesses with a certain limit on investment in plant and machinery), small road and water transport operators, small businesses, professional and self-employed persons, and all other service enterprises, retail trade, micro credit, education and housing loans up to Rs. 2 million (US$ 39,316) to individuals for purchase/construction of a dwelling unit per family.

In its letter dated April 26, 2002 granting its approval for the amalgamation, the Reserve Bank of India stipulated that since the loans of erstwhile ICICI Limited (ICICI) transferred to us were not subject to the priority sector lending requirement, we are required to maintain priority sector lending of 50.0% of our adjusted net bank credit on the residual portion of our advances (i.e. the portion of total advances excluding advances of ICICI at year-end fiscal 2002, referred to as “residual adjusted net bank credit”). This additional 10.0% priority sector lending requirement will apply until such time as our aggregate priority sector advances reach a level of 40.0% of our total adjusted net bank credit. The Reserve Bank of India’s existing instructions on sub-targets under priority sector lending and eligibility of certain types of investments/funds for qualification as priority sector advances apply to ICICI Bank.

Any shortfall in the amount required to be lent to the priority sectors may be required to be deposited with government sponsored Indian development banks like the National Bank for Agriculture and Rural Development, the Small Industries Development Bank of India and the National Housing Bank. These deposits have a maturity of up to seven years and carry interest rates lower than market rates. At year-end fiscal 2009, total investments in such bonds were Rs. 60.0 billion (US$1.2 billion). See “Supervision and Regulation — Directed Lending — Priority Sector Lending”.

As per the Reserve Bank of India guidelines, banks are also required to lend to the weaker sections 10.0% of adjusted net bank credit or credit equivalent amount of off-balance sheet exposures, whichever is higher. In order to ensure that the sub-target of lending to the weaker sections is achieved, with effect from year-end fiscal 2009, the Reserve Bank of India has decided to take into account the shortfall in lending to weaker sections also, as on the last reporting Friday of March of each year, for the purpose of allocating amounts to the domestic scheduled commercial banks for contribution to the Rural Infrastructure Development Fund maintained with the National Bank for Agriculture and Rural Development or funds with other financial institutions, as specified by the Reserve Bank of India.

ICICI Bank is required to comply with the priority sector lending requirements on the last “reporting Friday” of each fiscal year. At March 27, 2009, which was the last reporting Friday for fiscal 2009, ICICI Bank’s priority sector loans were Rs. 684.3 billion (US$ 13.5 billion), constituting 50.6% of its residual adjusted net bank credit against the requirement of 50.0%. At that date, qualifying agriculture loans were 19.0% of ICICI Bank’s residual adjusted net bank credit as against the requirement of 18.0%, out of which advances to direct agriculture amounted to Rs. 196.8 billion (US$ 3.9 billion) constituting 14.5% of its residual adjusted net bank credit against the requirement of 13.5%. ICICI Bank’s advances to weaker sections were Rs. 20.7 billion (US$ 407 million) constituting 1.5% of its residual adjusted net bank credit against the requirement of 10.0%.

The following table sets forth ICICI Bank's priority sector loans, classified by the type of borrower, at the last reporting Friday of fiscal 2009.

	At March 27, 2009
	Amount				% of total priority sector lending	% of residual adjusted net bank credit
	(in billion, except percentages)
Agricultural sector (1)	Rs.	257.6	US$	5.1	37.7%	19.0%
Small enterprises(2)		66.5		1.3	9.7	4.9
Others including residential mortgage less than Rs. 2.0 million		360.1		7.1	52.6	26.7
Total	Rs.	684.2	US$	13.5	100.0%	50.6%
1.	Includes direct agriculture lending of Rs. 196.8 billion (US$ 3.9 billion) constituting 14.5% of our residual adjusted net bank credit against the requirement of 13.5%.
2.
Small enterprises include enterprises engaged in manufacturing/processing and whose investment in plant and machinery does not exceed Rs. 50 million (US$ 982,898) and enterprises engaged in providing/rendering of services and whose investment in equipment does not exceed Rs. 20 million (US$ 393,159).

Export Credit

As part of directed lending, the Reserve Bank of India also requires banks to make loans to exporters at concessional rates of interest. Export credit is provided for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies. 12.0% of a bank’s net bank credit is required to be in the form of export credit. This requirement is in addition to the priority sector lending requirement but credits extended to exporters that are small scale industries or small businesses may also meet part of the priority sector lending requirement. The

Reserve Bank of India provides export refinancing for an eligible portion of total outstanding export loans in rupee in line with the prevalent Reserve Bank of India guidelines in India as amended from time to time. The interest income earned on export credits is supplemented through fees and commissions earned from these exporter customers from other fee-based products and services taken by them from us, such as foreign exchange products and bill handling. At March 27, 2009 (last Friday for March 2009), our export credit was Rs. 9.9 billion (US$ 195 million).

Housing Finance

The Reserve Bank of India had recommended that banks lend up to 3.0% of their incremental deposits in the previous fiscal year for housing finance. This can be in the form of home loans to individuals or investments in the debentures and bonds of the National Housing Bank and housing development institutions recognized by the government. At March 27, 2009 (last reporting Friday for March 2009), ICICI Bank's housing finance loans qualifying as priority sector loans were Rs. 287.1 billion (US$ 5.6 billion) and was well above the minimum requirement prescribed by the Reserve Bank of India.

Loan Pricing

As required by the Reserve Bank of India guidelines and the advice issued by the Indian Banks’ Association effective January 1, 2004, we price our loans (other than fixed rate loans and certain categories of loans to individuals and agencies specified by the Indian Banks’ Association, including among others, loans to individuals for acquiring residential properties, loans for purchase of consumer durables, non-priority sector personal loans and loans to individuals against shares, debentures, bonds and other securities) with reference to a benchmark prime lending rate, called the ICICI Bank Benchmark Advance Rate. The Asset Liability Management Committee of ICICI Bank fixes the ICICI Benchmark Advance Rate based on cost of funds, cost of operations and credit charge as well as yield curve factors, such as interest rate and inflation expectations, as well as market demand for loans of a certain term. The ICICI Benchmark Advance Rate is 15.75% per annum payable monthly, effective June 5, 2009. The lending rates comprise ICICI Benchmark Advance Rate, term premium and transaction-specific credit and other charges.

Classification of Loans

We classify our assets as performing and non-performing in accordance with the Reserve Bank of India’s guidelines except in the case of ICICI Home Finance Company and our banking subsidiaries in Canada, Russia and the United Kingdom. ICICI Home Finance Company classifies its loans and other credit facilities as per the guidelines of its regulator, namely, the National Housing Bank. Loans of our Canadian, Russian and UK subsidiaries are classified as impaired when there is no longer a reasonable assurance of the timely collection of the full amount of principal or interest. Under the Reserve Bank of India guidelines, an asset is classified as non-performing if any amount of interest or principal remains overdue for more than 90 days, in respect of term loans. In respect of overdraft or cash credit, an asset is classified as non-performing if the account remains out of order for a period of 90 days and in respect of bills, if the account remains overdue for more than 90 days. Further, non-performing assets are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India. The Reserve Bank of India has separate guidelines for restructured loans. See below “– Restructured Loans”.

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

See also “Supervision and Regulation – Reserve Bank of India Regulations – Loan Loss Provisions and Non-performing Assets – Asset Classification.

Restructured Loans

The Reserve Bank of India has separate guidelines for restructured loans. A fully secured standard loan can be restructured by rescheduling of principal repayments and/or the interest element, but must be separately disclosed as a restructured loan in the year of restructuring. The diminution in the fair value of the loan, if any, measured in present value terms, is either written off or provision is made to the extent of the diminution involved.  For restructured loans, provisions are made in accordance with the guidelines issued by the Reserve Bank of India, which require that the difference between the fair value of the loan before and after restructuring be provided at the time of restructuring. There are certain conditions stipulated by the Reserve Bank of India for continuing to classify a restructured standard loan as a standard asset. Similar guidelines apply to sub-standard and doubtful loans. The sub-standard and doubtful loans which have been subjected to restructuring, whether in respect of principal or interest are eligible to be upgraded to the standard category only after the specified period, i.e., a period of one year after the date when first payment of interest or of principal, whichever is earlier, falls due, subject to satisfactory performance during the period. From December 2008, the Reserve Bank of India has permitted banks to restructure loans classified as real estate exposures, up to June 30, 2009 while maintaining these loans as standard loans. Similarly, banks have also been permitted to undertake, for loans that were previously restructured, a second restructuring without downgrading the loan to the non-performing category, up to June 30, 2009. The Reserve Bank of India also permitted banks to restructure as standard loans all eligible loans which meet the basic criteria for restructuring, and which were classified as standard as at September 1, 2008 irrespective of their subsequent asset classification. This was subject to banks receiving an application from the borrower for restructuring the advance on or before March 31, 2009 and implementing the restructuring package within 120 days from the date of receipt of the application. We classify loans as restructured in line with these guidelines. The restructured loans continue to be classified as such until they complete one year of payment in accordance with the restructured terms.

Provisioning and Write-Offs

We make provisions and write-offs in accordance with the Reserve Bank of India’s guidelines; see “Supervision and Regulation – Reserve Bank of India Regulations – Loan Loss Provisions and Non-Performing Assets – Provisioning and write-offs.”  The Reserve Bank of India guidelines on provisioning and write-offs are as described below.

Standard assets:
As per the Reserve Bank of India guidelines issued in September 2005, banks were required to make general provision at 0.40% on standard loans (excluding loans to the agriculture sector and to small and medium enterprises, for which the required general provisioning rate is 0.25%). As per the Reserve Bank of India guidelines issued in May 2006, the general provisions for personal loans, loans and advances qualifying as capital market exposure, residential housing loans beyond Rs. 2.0 million (US$ 39,316) and commercial real estate loans was increased to 1.00% from 0.40%.

In January 2007, the Reserve Bank of India increased the provisioning requirement in respect of the loans to the real estate sector (excluding residential housing loans), outstanding credit card receivables, loans and advances qualifying as capital market exposure, personal loans and exposures to systemically important non-deposit taking non-banking finance companies to 2.00%.

In December 2008, the Reserve Bank of India reduced the provisioning rate for standard assets to a uniform rate of 0.40% for all types of standard assets except in the case of direct advances to the agricultural and small and medium enterprise sectors, which continue to attract a provisioning of 0.25%. The revised norms were effective prospectively but the provisions held by banks could not be reversed.

Sub-standard assets:	A provision of 10% is required for all sub-standard assets. An additional provision of 10% is required for accounts that are ab initio unsecured.
Doubtful assets:
A 100% provision/write-off is required in respect of the unsecured portion of the doubtful asset. A 100% provision is required to be made for the secured portion of assets classified as doubtful for more than three years in a phased manner.

Loss assets:	The entire asset is required to be written off or provided for.
Restructured loans:
Until August 27, 2008, a provision equal to the difference between the present value of the future interest as per the original loan agreement and the present value of future interest on the basis of rescheduled terms at the time of restructuring, was required to be made.

For loans restructured after August 27, 2008, a provision equal to the difference between the fair value of the loan before and after restructuring is required to be made. The fair value of the loan before restructuring is computed as the present value of cash flows representing the interest at the existing rate charged on the loan before restructuring and the principal. The fair value of the loan after restructuring is computed as the present value of cash flows representing the interest at the rate charged on the loan on restructuring and the principal. Both sets of cash flows are to be discounted by the Bank’s Benchmark Prime Lending Rate as on the date of restructuring plus the appropriate term premium and credit risk premium for the borrower category on the date of restructuring.

Our policy

ICICI Bank provides for corporate non-performing assets in line with the Reserve Bank of India guidelines. ICICI Bank provides for retail non-performing assets on a bucketing basis based on days past due, subject to minimum provision requirements set by the Reserve Bank of India. Loss assets and the unsecured portion of doubtful assets are fully provided for or written off. We hold specific provisions against non-performing loans and general provision against performing loans. We do not distinguish between provisions and technical write-offs while assessing the adequacy of our loan loss coverage, as both provisions and technical write-offs represent a reduction of the principal amount of a non-performing asset. In compliance with regulations governing the presentation of financial information by banks, we report non-performing assets net of cumulative write-offs in our financial statements.

For restructured loans, provisions are made in accordance with the guidelines issued by the Reserve Bank of India, which require that the difference between the fair value of the loan before and after restructuring be provided at the time of restructuring. The fair value of the loan before restructuring is computed as the present value of cash flows representing the interest at the existing rate charged on the loan before restructuring and the principal. The fair value of the loan after restructuring is computed as the present value of cash flows representing the interest at the rate charged on the loan on restructuring and the principal. Both sets of cash flows are to be discounted by the Bank’s benchmark prime lending rate as on the date of restructuring plus the appropriate term premium and credit risk premium for the borrower category on the date of restructuring. For loans restructured prior to August 27, 2008 a provision equal to the difference between the present value of the future interest as per the original loan agreement and the present value of future interest on the basis of rescheduled terms at the time of restructuring, was required to be made.

Impact of Economic Environment on Commercial and Consumer Loan Borrowers

In the late 1990s, increased domestic competition due to the opening up of the Indian economy, high levels of debt relative to equity and a downturn in the commodities markets globally led to stress on the operating performance of Indian businesses, impairment of a significant amount of assets in the financial system and approval of restructuring programs for a large number of companies. This led to an increase in the level of restructured and non-performing loans in the Indian financial system, including us, from fiscal 2001 to fiscal 2004. While restructured and non-performing loans subsequently declined, the deterioration in the global economic environment during fiscal 2009, in particular following the bankruptcy of Lehman Brothers in September 2008, adversely impacted the operations of several Indian companies. Indian businesses were impacted by the lack of access to financing/ refinancing from global debt capital markets, losses on existing inventories due to the sharp decline in commodity prices, reduction in demand for and prices of output and reduction in cash accruals and profitability. This led to additional restructuring of loans in the Indian banking system, including us.

From fiscal 2002, we rapidly grew our consumer loans and credit card receivables portfolio based on the untapped potential in residential mortgages and other retail credit products in the Indian market. These included credit cards and unsecured personal loans. The Indian retail credit market expanded rapidly from fiscal 2002 to fiscal 2007 driven by growth in household incomes, decline in interest rates and increased availability of retail credit. Since fiscal 2007, the retail credit market has slowed down significantly following increases in systemic interest rates and home prices which reduced affordability for borrowers. Since fiscal 2008, we have experienced an increase in non-performing loans in our consumer loans and credit card receivables portfolio. The primary reasons for this increase are the seasoning of the overall portfolio and the increase in defaults on the unsecured personal loans and credit card receivables due to challenges in collections and deterioration in the macroeconomic environment.

See also “Risk Factors – Risks Relating to Our Business – If we are not able to control the level of non-performing assets in our portfolio, our business will suffer” and “Business – Strategy”.

Restructured assets

The following table sets forth, at the dates indicated, our gross restructured rupee and foreign currency loan portfolio by business category.

	At March 31,
	2005		2006		2007		2008		2009
	(in millions, except percentages)
Consumer loans & credit card receivables	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	1,933	US$	38
Rupee		-		-		-		-		1,933		38
Foreign currency		-		-		-		-		-		-
Commercial, financial, agricultural and others (1)		65,623		55,463		50,407		48,411		59,435		1,168
Rupee		52,245		49,582		45,965		45,535		53,713		1,056
Foreign currency		13,378		5,881		4,442		2,876		5,722		112
Total restructured loans		65,623		55,463		50,407		48,411		61,368		1,206
Rupee		52,245		49,582		45,965		45,535		55,646		1,094
Foreign currency		13,378		5,881		4,442		2,876		5,722		112
Gross restructured loans(2)		65,623		55,463		50,407		48,411		61,368		1,206
Provision for loan losses		(2,991)		(2,305)		(1,581)		(1,572)		(1,736)		(34)
Net restructured loans	Rs.	62,632	Rs.	53,158	Rs.	48,826	Rs.	46,839	Rs.	59,632	US$	1,172

Gross customer assets (2)	Rs.	1,049,164	Rs.	1,638,525	Rs.	2,234,339	Rs.	2,687,999	Rs.	2,892,808	US$	56,867
Net customer assets .	Rs.	1,029,299	Rs.	1,622,675	Rs.	2,209,078	Rs.	2,642,697	Rs.	2,836,439	US$	55,759
Gross restructured loans as a percentage of gross customer assets		6.3%		3.4%		2.3%		1.8%		2.1%
Net restructured loans as a percentage of net customer assets		6.1%		3.3%		2.2%		1.8%		2.1%

(1)	Includes working capital finance.
(2)	Includes loans of ICICI Bank and its subsidiaries and credit substitutes of ICICI Bank, net of write-offs.

 The following table sets forth, at the dates indicated, gross restructured loans by borrowers’ industry or economic activity and as a percentage of total gross restructured loans.

	At March 31,
	2005			2006			2007			2008			2009
	(in millions, except percentages)
	Amount		As a percentage of loans	Amount		As a percentage of loans	Amount		As a percentage of loans	Amount		As a percentage of loans	Amount		Amount		As a percentage of loans
Crude petroleum/refining & petrochemicals	Rs.	17,661	26.9%	Rs.	19,169	34.6%	Rs.	21,004	41.7%	Rs.	22,542	46.6%	Rs.	23,961	US$	471	39.0%
Power		2,694	4.1		1,703	3.1		-	-		14,971	30.9		16,059		316	26.2
Road, port, telecom, urban development & other infrastructure		15,255	23.2		18,733	33.8		17,790	35.3		8,117	16.8		10,438		205	17.0
Automobile (including trucks)		2,429	3.7		391	0.7		151	0.3		106	0.2		2,955		58	4.8
Electronics & engineering		1,234	1.9		565	1.0		-	-		1,295	2.7		1,026		20	1.7
Textiles		772	1.2		344	0.6		86	0.1		71	0.1		993		20	1.6
Services-finance		-	-		-	-		-	-		-	-		913		18	1.5
Food & beverages		684	1.0		220	0.4		-	-		120	0.3		456		9	0.7
Cement		2,064	3.1		1,406	2.5		1,065	2.0		401	0.8		297		6	0.5
Chemicals & fertilizers		6,552	10.0		2,345	4.2		985	2.0		536	1.1		133		3	0.2
Shipping		497	0.8		798	1.4		839	1.7		-	-		15		-	-
Iron/steel & products		10,501	16.0		4,834	8.7		4,922	9.8		-	-		-		-	-
Metal & products (excluding iron & steel)		3,142	4.8		3,528	6.4		3,296	6.5		-	-		-		-	-
Retail finance		-	-		-	-		-	-		-	-		1,933		38	3.1
Others(1)		2,138	3.3		1,427	2.6		269	0.6		252	0.5		2,189		42	3.7
Gross restructured loans		65,623	100.0		55,463	100.0		50,407	100.0		48,411	100.0		61,368		1,206	100.0
Aggregate provision for loan losses		(2,991)			(2,305)			(1,581)			(1,572)			(1,736)		(34)
Net restructured loans	Rs.	62,632		Rs.	53,158		Rs.	48,826		Rs.	46,839		Rs.	59,632	US$	1,172

(1)	Others primarily include construction, real estate and manufacturing products excluding metal.

Our net restructured standard loans were Rs. 59.6 billion (US$ 1.2 billion) at year-end fiscal 2009 compared to Rs. 46.8 billion (US$ 921 million) at year-end fiscal 2008. We expect the level of our restructured assets to increase during fiscal 2010. See also ”Risk factors – Risks Relating to our Business  – The level of restructured loans in our portfolio is expected to increase and the failure of our restructured loans to perform as expected could affect our business”.

Non-performing Assets

The following table sets forth, at the dates indicated, our gross non-performing rupee and foreign currency customer asset portfolio by business category.

	At March 31,
	2005		2006		2007		2008		2009
	(in millions, except percentages)
Consumer loans & credit card receivables(1)	Rs.	8,063	Rs.	13,836	Rs.	30,000	Rs.	54,954	Rs.	72,201	US$	1,419
Rupee		8,061		13,828		29,991		54,948		72,105		1,417
Foreign currency		2		8		9		6		96		2
Commercial, financial, agricultural and others(2)		26,826		9,187		12,200		22,483		27,188		535
Rupee		23,271		7,178		11,074		21,119		23,892		470
Foreign currency		3,555		2,009		1,126		1,364		3,296		65
Leasing and related activities		84		63		357		526		532		10
Rupee		84		63		357		526		532		10
Foreign currency		-		-		-		-		-		-
Total non-performing assets		34,973		23,086		42,557		77,963		99,921		1,964
Rupee		31,416		21,069		41,422		76,593		96,529		1,897
Foreign currency		3,557		2,017		1,135		1,370		3,392		67
Gross non-performing assets(3)		34,973		23,086		42,557		77,963		99,921		1,964
Provision for loan losses		(14,890)		(12,280)		(22,249)		(42,031)		(52,580)		(1,034)
Net non-performing assets	Rs.	20,083	Rs.	10,806	Rs.	20,308	Rs.	35,932	Rs.	47,341	US$	930

Gross customer assets(3)	Rs.	1,049,164	Rs.	1,638,525	Rs.	2,234,339	Rs.	2,687,999	Rs.	2,892,808	US$	56,867
Net customer assets .	Rs.	1,029,299	Rs.	1,622,675	Rs.	2,209,078	Rs.	2,642,697	Rs.	2,836,439	US$	55,759
Gross non-performing assets as a percentage of gross customer assets		3.3%		1.4%		1.9%		2.9%		3.5%
Net non-performing assets as a percentage of net customer assets		2.0%		0.7%		0.9%		1.4%		1.7%

(1) Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables and farm equipment loans.

(2) Includes working capital finance.

(3) Includes loans and credit substitutes, net of write-offs.

The following table sets forth, at the dates indicated, gross (net of write-offs) non-performing assets by borrowers' industry or economic activity and as a percentage of total non-performing assets.

	At March 31,
	2005			2006			2007			2008			2009
	(in millions, except percentages)
	Amount		As a percentage of non-performing assets	Amount		As a percentage of non-performing assets	Amount		As a percentage of non-performing assets	Amount		As a percentage of non-performing assets	Amount		Amount		As a percentage of non-performing assets
Chemicals & fertilizers	Rs.	2,956	8.4%	Rs.	1,654	7.2%	Rs.	1,642	3.9%	Rs.	1,935	2.5%	Rs.	1,958	US$	38	2.0%
Textiles		4,185	12.0		1,675	7.3		834	2.0		1,097	1.4		1,767		35	1.8
Wholesale/retail trade		45	0.1		45	0.2		45	0.1		83	0.1		1,470		29	1.5
Services-finance		936	2.7		126	0.5		722	1.7		1,293	1.7		1,291		25	1.3
Shipping		416	1.2		13	0.1		13	-		1,006	1.3		1,022		20	1.0
Food & beverages		947	2.7		670	2.9		1,247	2.9		608	0.8		1,033		20	1.0
Electronics & engineering		2,816	8.1		550	2.4		626	1.5		563	0.7		793		16	0.8
Automobile (including trucks)		681	1.9		32	0.1		61	0.1		76	0.1		323		6	0.3
Iron/steel & products		745	2.1		210	0.9		772	1.8		1,214	1.6		359		7	0.4
Services-non finance		934	2.7		976	4.2		632	1.5		413	0.5		347		7	0.3
Metal & products (excluding iron & steel)		174	0.5		11	0.1		11	-		116	0.1		203		4	0.2
Power		7,373	21.1		-	-		-	-		143	0.2		147		3	0.1
Paper & paper products		289	0.8		74	0.3		66	0.2		39	-		44		1	-
Cement		180	0.5		-	-		-	-		25	-		15		-	-
Road, port, telecom, urban development & other infrastructure		2,141	6.1		-	-		-	-		-	-		-		-	-
Retail finance(1)		8,452	24.2		14,423	62.5		31,316	73.6		55,824	71.6		72,301		1,421	72.4
Others(2)		1,703	4.9		2,626	11.3		4,570	10.7		13,528	17.4		16,848		332	16.9
Gross non-performing assets		34,973	100.0%		23,086	100.0%		42,557	100.0%		77,963	100.0%		99,921		1,964	100.0%
Aggregate provision for loan losses		(14,890)			(12,280)			(22,249)			(42,031)			(52,580)		(1,034)
Net non-performing assets	Rs.	20,083		Rs.	10,806		Rs.	20,308		Rs.	35,932		Rs.	47,341	US$	930

(1)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables, retail overdraft loans, dealer funding and developer financing.
(2)
Other industries primarily include construction, manufacturing products excluding metal, crude petroleum, drugs & pharmaceuticals, gems & jewellery, fast moving consumer goods, mining, and other agriculture and allied activities.

Gross non-performing assets increased 28.2% from Rs. 78.0 billion (US$ 1.5 billion) at year-end fiscal 2008 to Rs. 99.9 billion (US$ 2.0 billion) at year-end fiscal 2009. Gross of technical write-offs, the gross non-performing assets at year-end fiscal 2009 were Rs. 101.2 billion (US$ 2.0 billion) compared to Rs. 84.1 billion (US$ 1.7 billion) at year-end fiscal 2008. Net non-performing assets constituted 1.7% of net customer assets at year-end fiscal 2009 compared to 1.4% at year-end fiscal 2008. The coverage ratio (i.e. total provisions and technical write-offs as a percentage of the gross non-performing assets including technical write-offs) was 53.2% at year-end fiscal 2009 compared to 57.3% at year-end fiscal 2008. The increase in non-performing assets was primarily due to increase in retail finance non-performing loans, which constituted 72.4% of gross non-performing assets at year-end fiscal 2009 compared to 71.6% of gross non-performing assets at year-end fiscal 2008. The increase in retail finance non-performing loans was due to the higher level of non-performing loans in the unsecured personal loans and credit card receivables portfolios, and the seasoning of the overall portfolio. Within the non-retail portfolio, there was some increase in non-performing loans in the small and medium enterprise and agricultural lending portfolios. In addition, the relatively moderate loan growth during fiscal 2009 resulted in an increase in the ratio of non-performing assets to total customer assets.

The 10 largest net non-performing assets were approximately 7.9% of total net non-performing assets at year-end fiscal 2009.

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

The Securitization Act has strengthened the ability of lenders to resolve non-performing assets by granting them greater rights as to enforcement of security and recovery of dues from corporate borrowers. The Securitization Act and guidelines issued by the Reserve Bank of India have permitted the setting up of asset reconstruction companies to acquire financial assets by banks and financial institutions. The Reserve Bank of India has issued guidelines to banks on the process to be followed for sales of financial assets to asset reconstruction companies. These guidelines provide that a bank may sell financial assets to an asset reconstruction company provided the asset is a non-performing asset. (See “Supervision and Regulation — Reserve Bank of India Regulations — Regulations relating to Sale of Assets to Asset Reconstruction Companies”). We sold Rs. 6.8 billion (US$ 134 million) including mortgage loans of Rs. 5.6 billion (US$ 110 million) of our net non-performing assets during fiscal 2009 and Rs. 9.3 billion (US$ 184 million) of our net non-performing assets including mortgage loans of Rs. 6.9 billion (US$ 135 million) during fiscal 2008 to asset reconstruction companies registered with the Reserve Bank of India. At March 31, 2009, we had an outstanding net investment of Rs. 32.2 billion (US$ 633 million) in security receipts issued by asset reconstruction companies in relation to sales of non-performing assets.

We monitor migration of the credit ratings of our borrowers to enable us to take proactive remedial measures to prevent loans from becoming non-performing. We review the industry outlook and analyze the impact of changes in the regulatory and fiscal environment. Our periodic review system helps us to monitor the health of accounts and to take prompt remedial measures.

A substantial portion of our loans to retail customers is also secured by a first and exclusive lien on the assets financed (predominantly property and vehicles). We are entitled in terms of our security documents to repossess security comprising assets such as plant, equipment and vehicles without reference to the courts or tribunals unless a client makes a reference to such courts or tribunals to stay our actions. In respect of our retail loans, we adopt a standardized collection process to ensure prompt action for follow-up on overdues and recovery of defaulted amounts.

Our loans, primarily corporate loans and mortgages, are generally subject to the policies stipulating the maximum loan-to-value and security coverage ratios so that once collateral is realized we recover a substantial amount of our loan outstanding. However, recoveries may be subject to delays of up to several years, due to the long legal process in India. This leads to delay in enforcement and realization of collateral. We maintain the non-performing assets on our books for as long as the enforcement process is ongoing. Accordingly, a non-performing asset may continue for a long time in our portfolio until the settlement of loan account or realization of collateral, which may be longer than that for US banks under similar circumstances.

See also “— Loan portfolio — Collateral — Completion, Perfection and Enforcement”.

Provision for Loan Losses

The following table sets forth, at the dates indicated, movement in our provisions for loan losses for non-performing customer assets.

	At March 31,
	2005		2006		2007		2008		2009		2009
	(in millions)

Aggregate provision for loan losses at the beginning of the year	Rs.	19,829	Rs.	14,606	Rs.	12,009	Rs.	21,745	Rs.	40,574	US$	798
Add: Provisions for loan losses
Consumer loans & credit card receivables(1)		4,357		1,938		8,821		14,937		27,764		546
Commercial, financial, agricultural and others(2)		(140)		1,453		2,463		4,210		4,376		86
Leasing & related activities		(11)		(18)		48		95		54		1
Total provision for loan losses, net of releases of provision	Rs.	24,035	Rs.	17,979	Rs.	23,341	Rs.	40,987	Rs.	72,768	US$	1,431
Loans charged-off		(9,429)		(5,970)		(1,596)		(413)		(20,188)		(397)
Aggregate provision for loan losses at the end of the year	Rs.	14,606	Rs.	12,009	Rs.	21,745	Rs.	40,574	Rs.	52,580	US$	1,034

(1)	Includes home loans, automobile loans, commercial business loans, two wheeler loans, personal loans, credit card receivables and farm equipment loans.
(2)	Includes project finance, working capital finance, corporate finance and receivables financing, excluding leasing and related activities.

Provision for loan losses for consumer loans and credit card receivables in fiscal 2006 were net of write-back of provisions of Rs. 1.7 billion (US$ 33 million) which were in excess of regulatory requirements. Provision for loan losses increased substantially in fiscal 2009 primarily due to a higher level of specific provisioning on retail loans. The increase in provisioning on retail loans primarily reflects the growth in non-performing retail loans, seasoning of the retail loan portfolio and the change in the portfolio mix towards non-collateralized retail loans during fiscal 2007 and 2008 where credit losses are higher.

Subsidiaries and Joint Ventures

The following table sets forth, certain information relating to our subsidiaries, associates and joint ventures at March 31, 2009.

Name	Year of formation	Activity	Ownership interest	Total income(1)		Net worth(2)		Total Assets(3)
(in millions, except percentages)
ICICI Securities Primary Dealership Limited.	February 1993	Securities investment, trading and underwriting	100.00%	Rs.	7,290	Rs.	5,265	Rs.	35,062
ICICI Securities Limited	March 1995	Securities broking & merchant banking	100.00%		5,182		1,735		8,093
ICICI Securities Holdings Inc .	June 2000	Holding company	100.00%		37		579		634
ICICI Securities Inc .	June 2000	Securities broking	100.00%		41		103		174
ICICI Prudential Life Insurance Company Limited(4)	July 2000	Life Insurance	73.93%		92,083		10,205		340,787
ICICI Lombard General Insurance Company Limited(4)	October 2000	General Insurance	73.80%		26,706		15,283		54,842
ICICI Prudential Asset Management Company Limited(4)	June 1993	Asset management company for ICICI Prudential Mutual Fund	51.00%		3,219		710		2,161
ICICI Prudential Trust Limited (4)	June 1993	Trustee company for ICICI Prudential Mutual Fund	50.80%		5		9		17
ICICI Venture Funds Management Company Limited	January 1988	Private equity/venture capital fund management	100.00%		3,456		747		3,668
ICICI Home Finance Company Limited	May 1999	Housing finance	100.00%		14,808		12,454		133,680
ICICI Trusteeship Services Limited	April 1999	Trusteeship services	100.00%		1		3		3

Name	Year of formation	Activity	Ownership interest	Total income(1)	Net worth(2)	Total Assets(3)
(in millions, except percentages)
ICICI Investment Management Company Limited	March 2000	Asset management	100.00%	11	136	137
ICICI International Limited	January 1996	Asset management	100.00%	60	68	237
ICICI Bank UK PLC	February 2003	Banking	100.00%	26,097	20,787	371,306
ICICI Bank Canada	September 2003	Banking	100.00%	12,461	38,018	260,674
ICICI Wealth Management Inc	July 2006	Wealth Management	100.00%	1	41	45
ICICI Bank Eurasia LLC	May 1998	Banking	100.00%	1,547	2,605	23,290
TCW/ICICI Investment Partners LLC(5)	April 1995	Asset management	50.00%	-	26	26

(1)   Total income represents gross income from operations and other income for the fiscal year 2009.

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

(5)	These entities have been consolidated as per the proportionate consolidation method as prescribed by AS 27 on “Financial Reporting of Interests in Joint Ventures”.

The following table sets forth certain information on other significant entities consolidated in our financial statements under Indian GAAP at March 31, 2009.

Name	Year of formation	Activity	Ownership interest	Total income(1)		Net worth(2)		Total Assets(3)
(in millions, except percentages)
ICICI Eco-net Internet & Technology Fund	October 2000	Venture capital fund	92.01%	Rs.	75	Rs.	291	Rs.	291
ICICI Equity Fund	March 2000	Unregistered venture capital fund	100.00%		276		1,569		1,680
ICICI Emerging Sectors Fund	March 2002	Venture capital fund	99.29%		57		2,076		2,101
ICICI Strategic Investments Fund	February 2003	Unregistered venture capital fund	100.00%		118		2,201		2,201
ICICI Kinfra Limited	January 1996	Infrastructure development consultancy	76.00%		4		14		20
ICICI West Bengal Infrastructure Development Corporation Limited	December 1995	Infrastructure development consultancy	75.99%		46		36		56
Loyalty Solutions & Research Limited	February 2006	Customer relationship management, data mining and analytics and marketing services	89.75%		861		265		1,215
Financial Information Network and Operations Limited(4)	June 2006	Service provider	28.29%		507		432		947
I-Process Services (India) Private Limited(4)	April 2005	Service provider	19.00%		1,030		(47)		222
I-Solutions Providers (India) Private Limited(4)	April 2005	Service provider	19.00%		247		2		194
NIIT Institute of Finance, Banking and Insurance Training Limited(4)	June 2006	Education and training in banking and finance	19.00%		237		(4)		114
ICICI Venture Value Fund(4)	June 2005	Unregistered venture capital fund	48.00%		6		50		50
Contests2win.com India Private Limited(4)	June 1999	Internet portal	23.96%		28		69		97
Crossdomain Solutions Private Limited(4)	February 2000	Business process outsourcing (BPO) services	11.85%		338		179		205
Transafe Services Limited(4)	October 1990	Logistic products – manufacturer	47.27%		904		448		2,618
Prize Petroleum Company Limited(4)	October 1998	Oil exploration and production	35.00%		32		312		415
I-Ven Biotech Limited	December 2003	Research and development of biotechnology	100.00%		1		349		349

(1)	Total income represents gross income from operations and other income for the fiscal 2009.

(2)	Net worth represents share capital/unit capital (in case of venture capital funds) and reserves and surplus.

(3)	Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances).

(4)	These entities have been consolidated as per the equity method of accounting as prescribed by AS 23 on “Accounting for investments in associates in consolidated financial statements”.

At year-end fiscal 2009, all of our subsidiaries and joint ventures were incorporated in India, except the following eight companies:

•	ICICI Securities Holdings Inc., incorporated in the US;

•	ICICI Securities Inc., incorporated in the US;

•	ICICI Bank UK PLC (formerly ICICI Bank UK Limited), incorporated in the United Kingdom;

•	ICICI Bank Canada, incorporated in Canada;

•	ICICI Wealth Management Inc., incorporated in Canada;

•	ICICI Bank Eurasia Limited Liability Company, incorporated in Russia;

•	ICICI International Limited, incorporated in Mauritius; and

•	TCW/ICICI Investment Partners Limited Liability Company, incorporated in Mauritius.

ICICI Securities Holdings Inc. is a wholly owned subsidiary of ICICI Securities Limited and ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holdings Inc. ICICI Securities Holdings Inc. and ICICI Securities Inc. are consolidated in ICICI Securities’ financial statements. ICICI Wealth Management Inc. is a wholly owned subsidiary of ICICI Bank Canada. ICICI International Limited holds a 50.0% stake in TCW/ICICI Investment Partners. ICICI Venture Funds Management Company Limited held a 50% stake in TSI Ventures (India) Private Limited at year-end fiscal 2008 which was divested during fiscal 2009. However, subsequent to year-end fiscal 2008, ICICI Venture Fund Management Company divested our shareholding in TSI Ventures (India) Private Limited.

Technology

We continue to endeavor to be at the forefront of usage of technology in the financial services sector. We strive to use information technology as a strategic tool for our business operations, to gain a competitive advantage and to improve our overall productivity and efficiency. Our technology initiatives are aimed at enhancing value, offering customers enhanced convenience and improved service while optimising costs. Our focus on technology emphasizes:

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

Technology Organisation

We have dedicated technology groups for our products and services for retail, corporate, international and rural customers. Our Technology Management Group coordinates our enterprise-wide technology initiatives. Our Shared Services Technology Group provides the technology infrastructure platform across all business technology groups to gain synergies in operation. The business technology groups review the individual requirements of the various business groups while the technology management group aggregates the requirements of various business groups to ensure enterprise-wide consistency.

Banking Application Software

We use banking applications like a core banking system, loan management system and credit card management system that are flexible and scalable and allow us to serve our growing customer base. A central stand-in server provides services all days of the week, throughout the year, to delivery channels. The server stores the latest customer account balances, which are continuously streamed from the core-banking database. We have a data centre in Mumbai for centralised data base management, data storage and retrieval.

Electronic and Online Channels

We use a combination of physical and electronic delivery channels to maximise customer choice and convenience, which has helped the differentiation of our products in the marketplace. Our branch banking software is flexible and scaleable and integrates well with our electronic delivery channels. Our ATMs are sourced from some of the world’s leading vendors. These ATMs work with the branch banking software. At year-end fiscal 2009, we had 4,713 ATMs across India. We were one of the first banks in India to offer online banking facilities to our customers. We now offer a number of online banking services to our customers for both corporate and retail products and services. Our call centres across locations at Mumbai, Thane and Hyderabad are operational round the clock. These telephone banking call centres use an Interactive Voice Response System. We seek to use the latest technology in these call centres to provide an integrated customer database that allows the call agents to get a complete overview of the customer’s relationship with us. The database enables customer segmentation and assists the call agent in identifying cross-selling opportunities.

We offer mobile banking services in India in line with our strategy to offer multi-channel access to our customers. This service has now been extended to all mobile telephone service providers across India and non-resident Indian customers in certain other countries where we have presence.

High-Speed Electronic Communications Infrastructure

We have a nation-wide data communications network linking all our channels and offices. The network design is based on a mix of dedicated leased lines and satellite links to provide for reach and redundancy, which is imperative in a vast country like India. The communications network is monitored 24 hours a day using advanced network management software. We are moving towards multi protocol label switching as an alternative to lease lines, thus ensuring redundancy.

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

We have centralised the systems of the treasuries of all our international branches and subsidiaries. As a result, the processing of transactions as well as the applications used for deal entry are now centrally located and maintained out of India.

Customer Relationship Management

We have implemented a customer relationship management solution for automation of customer handling in all key retail products. The solution helps in tracking and timely resolution of various customer queries and issues. The solution has been deployed at the telephone banking call centres as well as a large number of branches.

Data Warehousing and Data Mining

We have a data warehouse for customer data aggregation. This data warehouse also provides a platform for data mining initiatives. We have implemented an enterprise application integration initiative across our retail and corporate products and services, to link various products, delivery and channel systems. This initiative follows from our multi-channel customer service strategy and seeks to deliver customer related information consistently across access points. It also aims to provide us with valuable information to compile a unified customer view and creates various opportunities associated with cross-selling other financial products.

Data Centre and Disaster Recovery System

While our primary data centre is located in Mumbai, a separate disaster recovery data centre has been set up in another city and is connected to the main data centre in Mumbai. The disaster recovery data centre can host critical banking applications in the event of a disaster at the primary site.

We have developed a business continuity plan, which would help facilitate continuity of critical businesses in the event of a disaster. These plans are tested periodically under live or simulated scenarios. These plans have been prepared in line with the guidelines issued by Reserve Bank of India and have been approved by our board of directors.

Competition

We face competition in all our principal areas of business from Indian and foreign commercial banks, housing finance companies, mutual funds and investment banks. We are the largest private sector bank in India and the second largest bank among all banks in the country, in terms of total assets. We seek to gain competitive advantage over our competitors by offering innovative products and services, the use of technology, building customer relationships and developing a team of highly motivated and skilled employees. We evaluate our competitive position separately in respect of our products and services for retail and corporate customers.

Commercial banking products and services for retail customers

In the retail markets, competition is primarily from foreign and Indian commercial banks and housing finance companies. Foreign banks have product and delivery capabilities but are likely to focus on limited customer segments and geographical locations since they have a smaller branch network than Indian commercial banks. Foreign banks in aggregate had only 276 branches in India at March 31, 2009. Indian public sector banks have wide distribution networks but relatively less strong technology and marketing capabilities while private sector banks have a relatively smaller branch network but stronger technology capabilities. Recently, public sector banks have significantly reduced their lending rates in the mortgages and car loans segment and their lending rates are below our lending rates. We seek to compete in this market through a full product portfolio, effective distribution channels, which include branches, agents, robust credit processes and collection mechanisms, experienced professionals and superior technology.

Commercial banks attract the majority of retail bank deposits, historically the preferred retail savings product in India. We have sought to capitalize on our corporate relationships to gain individual customer accounts through payroll management products and will continue to pursue a multi-channel distribution strategy utilizing physical branches, ATMs, telephone banking call centres and the internet to reach customers. Further, following a strategy focused on customer profiles and product segmentation, we offer differentiated liability products to customers of various ages and income profiles. Mutual funds are another source of competition to us. Mutual funds offer tax advantages and have the capacity to earn competitive returns and hence present a competitive alternative to bank deposits.

Commercial banking products and services for corporate customers

In products and services for corporate customers, we face strong competition primarily from public sector banks, foreign banks and other new private sector banks. Our principal competition in these products and services comes from public sector banks, which have built extensive branch networks that have enabled them to raise low-cost deposits and, as a result, price their loans and fee-based services very competitively. Their wide geographical reach facilitates the delivery of banking products to their corporate customers located in most parts of the country. We seek to compete based on our service and prompt turnaround times that we believe are significantly faster than public sector banks. We seek to compete with the large branch networks of the public sector banks through our multi-channel distribution approach and technology-driven delivery capabilities.

Traditionally, foreign banks have been active in providing treasury-related products and services, trade finance, fee-based services and other short-term financing products to top tier Indian corporates. We compete with foreign banks in cross-border trade finance based on our wider geographical reach relative to foreign banks and our customised trade financing solutions. We have established strong fee-based cash management services and leverage our balance sheet size, wider branch network, technology and our international presence to compete in treasury-related products and services.

Other new private sector banks also compete in the corporate banking market on the basis of efficiency, service delivery and technology. However, we believe that our size, capital base, strong corporate relationships, wider geographical reach and ability to use technology to provide innovative, value-added products and services provide us with a competitive edge.

In project finance, ICICI’s primary competitors were established long-term lending institutions. In recent years, Indian and foreign commercial banks have sought to expand their presence in this market. We believe that we have a competitive advantage due to our strong market reputation and expertise in risk evaluation and mitigation. We believe that our in-depth sector specific knowledge and capabilities in understanding risks and policy related issues as well as our advisory, structuring and syndication services have allowed it to gain credibility with project sponsors, overseas lenders and policy makers.

Commercial banking products and services for international customers

Our international strategy focused on India-linked opportunities in the initial stages. In our international operations, we face competition from Indian public sector banks with overseas operations, foreign banks with products and services targeted at non-resident Indians and Indian businesses and other service providers like remittance services. We are seeking to position ourself as an Indian bank offering globally-benchmarked products and services with an extensive distribution network in India to gain competitive advantage. We seek to leverage our technology capabilities developed in our domestic businesses to offer convenience and efficient services to our international customers. We also seek to leverage our strong relationships with Indian corporates in our international business.

Commercial banking products and services for agricultural and rural customers

In our commercial banking operations for agricultural and rural customers, we face competition from public sector banks that have large branch networks in rural India. Other private sector banks and non-banking finance companies also provide products and services in rural India. We seek to compete in this business based on our product strategy and multiple channels.

Insurance and asset management

Our insurance and asset management joint ventures face competition from existing dominant public sector players as well as new private sector players. We believe that the key competitive strength of our insurance joint ventures is the combination of our experience in the Indian financial services industry with the global experience and skills of our joint venture partners. We believe that ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Prudential Asset Management Company have built strong product, distribution and risk management capabilities, achieving market leadership positions in their respective businesses. According to data published by the Insurance Regulatory and Development Authority of India, ICICI Prudential Life Insurance Company had a retail market share of about 11% in new business written (on retail weighted received premium basis) in fiscal 2009. ICICI Lombard General Insurance Company had a market share of about 11% in gross written premium in fiscal 2009. See also “Business-Insurance. ICICI Prudential Asset Management Company manages the ICICI Prudential Mutual Fund, which was among the top three mutual funds in India in terms of average funds under management in March 2009 with a market share of about 10%.

Employees

At year-end fiscal 2009, we had 73,362 employees, compared to 84,314 employees at year-end fiscal 2008 and 61,697 employees at year-end fiscal 2007. Of these, 34,596 employees were employed by ICICI Bank, a decrease from 40,686 at year-end fiscal 2008. Of our 73,362 employees at year-end fiscal 2009, approximately 32,193 were professionally qualified, holding degrees in management, accountancy, engineering, law, computer science, economics or banking. Management believes that it has good relationships with our employees.

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

	At March 31,
	2007		2008		2009
	Number	% to total	Number	% to total	Number		% to total
ICICI Bank Limited	33,321	54.0%	40,686	48.3%	34,596		47.1%
ICICI Prudential Life Insurance Company Limited	16,317	26.4	28,966	34.4	24,464		33.3
ICICI Lombard General Insurance Company Limited	4,770	7.7	5,570	6.6	5,697		7.8
ICICI Home Finance Company Limited	6,149	10.0	4,818	5.7	4,221	(1)	5.8
ICICI Prudential Asset Management Company Limited	401	0.7	699	0.8	714		1.0
ICICI Securities Limited	214	0.3	2,719	3.2	2,832		3.9
ICICI Securities Primary Dealership Limited	-	-	69	0.1	70		0.1
Others	525	0.9	787	0.9	768		1.0
Total number of employees	61,697	100.0%	84,314	100.0%	73,362		100.0%
(1) Including 886 employees deputed from ICICI Bank.

In addition to above, ICICI Bank has employed sales executives on renewal service contracts. At year-end fiscal 2009, we had 13,945 such employees, compared to 21,456 employees at year-end fiscal 2008 and 9,546 employees at year-end fiscal 2007.

Properties

Our registered office is located at Landmark, Race Course Circle, Vadodara 390 007, Gujarat, India. Our corporate headquarters is located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, India.

ICICI Bank had a principal network consisting of 1,419 branches and 4,713 ATMs at year-end fiscal 2009. As of August 31, 2009 we had a network of 1,497 branches. These facilities are located throughout India. In addition to the branches, extension counters and ATMs, ICICI Bank has 22 controlling/administrative offices including the registered office at Vadodara and the corporate headquarters at Mumbai, 50 regional processing centers in various cities and one central processing center at Mumbai. We have a branch each in Bahrain, Dubai, Hong Kong, Qatar, Singapore, Sri Lanka and the United States and one representative office each in Bangladesh, China, Indonesia, Malaysia, South Africa, Thailand and the United Arab Emirates. ICICI Bank also provides residential and holiday home facilities to employees at subsidized rates. At March 31, 2009, ICICI Bank had 567 apartments for its employees.

  Legal and Regulatory Proceedings

We are involved in various litigations and are subject to a wide variety of banking and financial services laws and regulations in each of the jurisdictions in which we operate. We are also subject to a large number of regulatory and enforcement authorities in each of these jurisdictions. We are involved in a number of legal proceedings and regulatory relationships in the ordinary course of our business. However, we are not a party to any proceedings and no proceedings are known by us to be contemplated by governmental authorities or third parties, which, if adversely determined, may have a material adverse effect on our financial condition or results of operations.

See also “Risk Factors — Risks Relating to Our Business — We have experienced rapid international growth in the previous years which has increased the complexity of the risks that we face,” “— There is operational risk associated with the financial industry which, when realized, may have an adverse impact on our business,” “— We are involved in various litigations. Any final judgment awarding material damages against us could have a material adverse impact on our future financial performance, our stockholders’ equity and the price of the ADSs” and “— Regulatory changes in India or other jurisdictions in which we operate could adversely affect our business.”

At year-end fiscal 2009, we had been assessed an aggregate of Rs. 33.8 billion (US$ 664 million) in excess of the provision made in our accounts mainly pertaining to income tax and sales tax/value added tax by the government of India’s tax authorities for past years. We have appealed each of these tax demands. Based on consultation with counsel and favorable decisions in our own or other cases as set out below, management believes that the tax authorities are not likely to be able to substantiate their tax assessment and accordingly we have not provided for these tax demands at year-end fiscal 2009.

•
We have received favorable decisions from the appellate authorities with respect to Rs. 2.7 billion (US$ 54 million) of the assessment. The tax authorities have appealed these decisions to higher appellate authorities and the appeals are pending adjudication.

•
In our appeal of the assessment of sales tax/value added tax aggregating to Rs. 755 million (US$ 15 million), we are relying on a favorable decision of the Supreme Court of India in respect of a writ petition filed by us and facts of the case.

•
In our appeal of the assessments of income tax, interest tax and wealth tax aggregating to Rs. 30.3 billion (US$ 595 million), we are relying on favorable precedent decisions of the appellate court and expert opinions.

•
Of the Rs. 30.3 billion (US$ 595 million), Rs. 14.8 billion (US$ 290 million) relates to bad debts written off. Bad debts written off as irrecoverable by the Bank have been disallowed by the tax authorities on the ground that we have not established that the debts written off during the year are irrecoverable. In recent judgments in the Bank’s own case for some years, the appellate authorities have allowed the claim of bad debts on the ground that after the amendment to Section 36(1)(vii) of the Income Tax Act, 1961 with effect from April 1, 1989, it is not obligatory on the part of the assessee to prove that the debts written-off are bad and it shall suffice if the assessee writes off its bad debts as irrecoverable in the accounts during the said year.

•
Rs. 4.7 billion (US$ 92 million) relates to the disallowance of depreciation claim on leased assets, which is an industry-wide issue involving multiple litigations across the country. In respect of depreciation claimed by us for fiscal 1993 and fiscal 1994 on two sale and lease back transactions, the Income Tax Appellate Tribunal, Mumbai held that these transactions were tax planning tools and no depreciation was allowable. As the Income Tax Appellate Tribunal’s decision is based on the facts of two specific transactions, we believe that the Income Tax Appellate Tribunal’s decision will not have an adverse tax impact on other sale and lease back transactions entered into by us. In subsequent judgments in our own case, the appellate authorities have held that the lease transactions are genuine and have allowed depreciation on finance leases including sale and lease back transactions. Moreover, the lease agreements provide for variation in the lease rental to offset any loss of depreciation benefit to us.

•
Of the balance, Rs. 2.4 billion (US$ 47 million) relates to special reserve, Rs. 2.4 billion (US$ 47 million) relates to expenditures disallowed in respect of dividend income and Rs. 3.7 billion (US$ 73 million) relates to penalty orders.

Accordingly, we have not provided for these tax demands but have disclosed them as a contingent liability in the financial statements.

At September 22, 2009, there were 43 litigations each involving a claim of Rs. 10 million (US$ 196,580) and more against us, in the aggregate amount of approximately Rs. 90.5 billion (US$ 1.8 billion) (to the extent quantifiable and including amounts claimed jointly and severally from us and other parties). At September 22, 2009, 105 litigations were pending against our directors in an aggregate amount of approximately Rs. 135 million (US$ 3 million) (to the extent quantifiable). The following are the litigations where amounts claimed from we are Rs. 1.0 billion (US$ 20 million) or higher:

•
We filed a recovery application against Mardia Chemicals Limited and its guarantors before the Debt Recovery Tribunal, Mumbai for recovery of Rs. 1.4 billion (US$ 28 million). In response, Mardia Chemicals Limited filed a counterclaim of Rs. 56.3 billion (US$ 1.1 billion) against us. We have filed an affidavit in this matter for rejection of the counterclaim. Meanwhile Mardia Chemicals Limited was ordered to be liquidated. We have filed a Chamber Summons for dismissal of the counterclaim pursuant to an order of the City Civil Court, Ahmedabad rejecting a suit filed by Mardia Chemicals Limited against the directors of ICICI Bank. This Chamber Summons is now due for hearing on October 14, 2009.

•
The promoters of Mardia Chemicals Limited, in their capacity as guarantors, filed a suit against us before the City Civil Court, Ahmedabad, for damages amounting to Rs. 20.8 billion (US$ 409 million). We have filed applications for dismissal of the suit and have submitted that the suit should be tried before the Debt Recovery Tribunal. The Court by its order dated January 10, 2008, directed the guarantors of Mardia Chemicals Limited to approach the Debt Recovery Tribunal, Mumbai following which the promoters of Mardia Chemicals Limited have filed an appeal before the High Court of Gujarat. The High Court by its order dated December 1, 2008 has confirmed the order of the Civil Court and reiterated that the suit is in the nature of a counter claim and ought to be tried along with the Original Application filed by us before Debt Recovery Tribunal, Mumbai. Consequently the guarantors suit has now been filed before Debt Recovery Tribunal Mumbai as a counter claim to the Original Application filed by us against the guarantors. This matter is now due for hearing on October 14, 2009 along with the other applications in Mardia Chemical.

•
In 2002, we filed a suit before the Debt Recovery Tribunal, Ahmedabad against Gujarat Telephone Cables Limited for recovery of term loans, debentures and working capital finance provided by us. We sold our exposure to Asset Reconstruction Company (India) Limited in 2004. The borrower has filed a suit in the Civil Court claiming damages of Rs. 10.0 billion (US$ 197 million) jointly and severally from State Bank of India, Bank of Baroda, United Western Bank, UTI Bank, Bank of India, Asset Reconstruction Company (India) Limited and us. We have filed an application for rejection of the plaint to which Gujarat Telephone Cables Limited has filed its reply. We have filed our rejoinder. The company in the meanwhile has gone into liquidation and the notice has been served to the official liquidator. The matter is now due for hearing on September 30, 2009.

•
In 1999, ICICI filed a suit in the Debt Recovery Tribunal, Delhi against Esslon Synthetics Limited and its Managing Director (in his capacity as guarantor) for recovery of amounts totaling Rs. 169 million (US$ 3 million) due from Esslon Synthetics. In May 2001, the guarantor filed a counter-claim for an amount of Rs. 1.0 billion (US$ 20 million) against ICICI and other lenders who had extended financial assistance to Esslon Synthetics on the grounds that he had been coerced by officers of the lenders into signing an agreement between LML Limited, Esslon Synthetics and the lenders on account of which he suffered, among other things, loss of business. Esslon Synthetics Limited filed an application to amend the counterclaim in January 2004. We have filed our reply to the application for amendment. The guarantor has also filed an interim application on the ground that certain documents have not been exhibited to which we have filed our reply stating that the required documents are neither relevant nor necessary for adjudicating the dispute between the parties. The Official Liquidator attached to the Allahabad High Court has sold the assets of Esslon Synthetics for an amount of Rs. 61 million (US$ 1 million) in November 2002. We have filed the claim with the Official Liquidator attached to the Allahabad High Court for our dues. The Official Liquidator is in the process of adjudicating the amount. The matter is to come up for hearing on October 21, 2009.

Management believes, based on consultation with counsel, that the claims and counter-claims filed against us in the above legal proceedings are frivolous and untenable and their ultimate resolution will not have a material adverse effect on our results of operations, financial condition or our liquidity. Based on a review of other litigations with legal counsel, management also believes that the outcome of such other matters will also not have a material adverse effect on our financial position, results of operations or cash flows.

In addition, we have experienced rapid international expansion into banking in multiple jurisdictions which exposes us to a new variety of regulatory and business challenges and risks, including cross-cultural risk, and which increased the complexity of our risks in a number of areas including currency risks, interest rate risks, compliance risk, regulatory risk, reputational risk and operational risk. As a result of this rapid growth and increased complexity, we or our employees may be subject to regulatory investigations or enforcement proceedings in multiple jurisdictions in a variety of contexts. Despite our best efforts at regulatory compliance and internal controls, we, or our employees, may from time to time, and as is common in the financial services industry, be the subject of confidential examinations or investigations that might, or might not, lead to proceedings against us or our employees. In any such situation it would be our policy to conduct an internal investigation, co-operate with the regulatory authorities and, where appropriate, suspend or discipline employees, including termination of their services.

Pursuant to charges filed against us by the Securities and Futures Commission of Hong Kong for carrying on the business of dealing in securities without having a license to do so, the Eastern Magistrate’s Court, Hong Kong, fined us a sum of HK$ 40,000 (US$ 5,161) and ordered us to reimburse prosecution costs of HK$ 54,860 (US$ 7,079). The contravention was limited to a small component of our business in Hong Kong and we have taken action against the concerned employees, as well as strengthened the compliance and control functions at the Hong Kong branch.

We cannot predict the timing or form of any future regulatory or law enforcement initiatives, which we note are increasingly common for international banks, but we would expect to co-operate with any such regulatory investigation or proceeding.

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

The following tables set forth our summary financial and operating data on a consolidated basis. The summary data for fiscal 2005 through fiscal 2009 have been derived from our consolidated financial statements. Certain reclassifications have been made in the financial statements for prior years to conform to classifications used in the current year. These changes have no impact on previously reported results of operations or stockholders’ equity. The accounting and reporting policies used in the preparation of our financial statements reflect general industry practices and conform with Indian GAAP, including the Accounting Standards issued by the Institute of Chartered Accountants of India and guidelines issued by the Reserve Bank of India and the Insurance Regulatory and Development Authority and the National Housing Bank as applicable to ICICI Bank and specific subsidiaries and joint ventures.

The consolidated financial statements for fiscal 2005 and 2006 were audited by S.R. Batliboi & Co., Chartered Accountants, and for fiscal 2007, 2008 and 2009 by BSR & Co. Chartered Accountants, under auditing standards issued by the Institute of Chartered Accountants of India. The consolidated financial statements for fiscal 2006, 2007, 2008 and 2009 have also been audited by KPMG, an independent registered public accounting firm in India, in accordance with the auditing standards of the United States Public Company Accounting Oversight Board. Our Indian GAAP financial statements, along with the reconciliation of net profit and stockholders’ equity to US GAAP, including the notes to these financial statements, audited by KPMG are set forth at the end of this annual report.

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

Operating Results Data

The following table sets forth, for the periods indicated, our operating results data.

	Year ended March 31,
	2005		2006		2007		2008		2009		2009(1)
	(in millions, except per common share data)
Selected income statement data:
Interest income(2) (3) (4)	Rs.	99,264	Rs.	143,335	Rs.	240,026	Rs.	340,950	Rs.	362,507	US$	7,126
Interest expense		(68,044)		(101,015)		(176,757)		(257,670)		(264,873)		(5,207)
Net interest income		31,220		42,320		63,269		83,280		97,634		1,919
Non-interest income(4)		65,295		102,820		173,612		259,581		279,024		5,485
Total income		96,515		145,140		236,881		342,861		376,658		7,404
Non-interest expenses:
Operating expenses (5)		(32,776)		(47,626)		(79,289)		(110,070)		(108,136)		(2,126)
Direct marketing agency expenses		(8,755)		(11,911)		(15,602)		(15,750)		(6,122)		(120)
Depreciation on leased assets		(2,975)		(2,771)		(1,883)		(1,821)		(2,101)		(41)
Expenses pertaining to insurance business(6)		(26,361)		(43,389)		(83,358)		(142,793)		(165,499)		(3,254)
Total non-interest expenses		(70,867)		(105,697)		(180,132)		(270,434)		(281,858)		(5,541)
Operating profit before provisions		25,648		39,443		56,749		72,427		94,800		1,863
Provisions and contingencies		(1,864)		(8,455)		(22,774)		(30,178)		(45,117)		(887)
Profit before tax		23,784		30,988		33,975		42,249		49,683		976
Provision for tax		(5,684)		(6,998)		(7,641)		(11,097)		(15,889)		(312)
Profit after tax		18,100		23,990		26,334		31,152		33,794		664
Minority interest		423		211		1,272		2,830		1,975		39
Net profit		18,523		24,201		27,606		33,982		35,769		703

Per common share:
Earnings per share-basic(7)	Rs.	25.45	Rs.	30.96	Rs.	30.92	Rs.	32.19	Rs.	32.13	US$	0.63
Earnings per share-diluted(8)		25.25		30.64		30.75		32.00		32.07		0.63
Dividends per share(9)		8.50		8.50		10.00		11.00		11.00		0.22
Book value(10)		162.63		242.75		256.72		385.73		396.15		7.79
Equity shares outstanding at the end of the period (in millions of equity shares)		737		890		899		1,113		1,113
Weighted average equity shares outstanding - basic (in millions of equity shares)		728		782		893		1,056		1,113
Weighted average equity shares outstanding – diluted (in millions of equity shares)		734		790		898		1,062		1,115

(1)
Rupee amounts for fiscal 2009 have been translated into US dollars using the exchange rate of Rs. 50.87 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2009.

(2)
Interest income includes interest on rupee and foreign currency loans and advances (including bills) and hire purchase receivables and gains on sell-down of loans. Commission paid to direct marketing agents/dealers for origination of retail automobile loans which was being reduced from “Interest Income” up to fiscal 2006 has been reclassified to “Direct marketing agency expenses”. This reclassification also impacts the reported net interest income, net interest margin and spread. Prior period figures have been reclassified to conform to the current classification.

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

(4)
As per general clarification from the Reserve Bank of India dated July 11, 2007 on  circular  DBOD.BP.BC.87/21.04.141/2006-07 dated April 20, 2007, we have deducted from interest income on investments the amortization of premium on government securities, which was included in “Profit/(Loss) on revaluation of investments (net)” in “Non-interest income” up to fiscal 2007. This reclassification also impacts the reported net interest income, net interest margin and spread. Prior period figures have been reclassified to conform to the current classification.

(5)
Operating expenses for fiscal years 2005 to 2008 include Rs. 384 million (US$ 8 million) in each year and Rs. 118 million (US$ 2 million) for fiscal 2009 on account of amortization of expenses related to our early retirement option scheme over a period of five years as approved by the Reserve Bank of India.

(6)	The amount of premium ceded on re-insurance has been reclassified from expenses pertaining to insurance business and netted off from non-interest income.

(7)	Represent snet profit/ (loss) before dilutive impact.

(8)
Represents net profit/ (loss) adjusted for full dilution. Options to purchase 5,000; 123,500; 40,000 and 5,098,000 equity shares granted to employees at a weighted average exercise price of Rs. 569.6, Rs. 849.2, Rs. 1,135.3 and Rs. 914.4 (US$ 18) were outstanding in fiscal 2006, 2007, 2008 and 2009 respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares during the period.

(9)
In India, dividends for a fiscal year are normally declared and paid in the following year. We declared a dividend of Rs. 8.50 per equity share for each of fiscal years 2005 and 2006, which were paid out in fiscal 2006 and fiscal 2007 respectively. For fiscal 2007, we declared dividend of Rs.10.00 per equity share which was paid out in fiscal 2008. For fiscal 2008, we declared dividend of Rs. 11.00 per equity share, which was paid out in fiscal 2009. We declared a dividend of Rs. 11.00 (US$ 0.22) per equity share for fiscal 2009 which was paid out in fiscal 2010. The dividend per equity share shown above is based on the total amount of dividends declared for the year, exclusive of dividend tax.

(10)	Represents equity share capital and reserves and surplus reduced by deferred tax asset, goodwill, debit balance in the profit and loss account and early retirement option expenses not written off.

The following table sets forth, for the periods indicated, selected income statement data expressed as a percentage of average total assets for the respective period. For fiscal years 2005 through 2008, the average balances for a fiscal year are the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that year. For fiscal 2009, the average balances are the sum of the daily average balances outstanding of ICICI Bank and the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that year for subsidiaries.

	Year ended March 31,
	2005	2006	2007	2008	2009
Selected income statement data:
Interest income	6.76%	6.61%	7.38%	7.82%	7.40%
Interest expense	(4.63)	(4.66)	(5.44)	(5.91)	(5.41)
Net interest income	2.13	1.95	1.94	1.91	1.99
Non-interest income	4.44	4.75	5.34	5.95	5.70
Total income	6.57	6.70	7.28	7.86	7.69
Operating expenses	(2.24)	(2.20)	(2.44)	(2.53)	(2.21)
Direct marketing agency expenses	(0.60)	(0.56)	(0.48)	(0.36)	(0.12)
Depreciation on leased assets	(0.20)	(0.13)	(0.06)	(0.04)	(0.04)
Expenses pertaining to insurance business	(1.79)	(2.00)	(2.56)	(3.27)	(3.38)
Non-interest expenses	(4.83)	(4.89)	(5.54)	(6.20)	(5.75)
Operating profit before provisions	1.74	1.81	1.74	1.66	1.94
Provisions and contingencies	(0.13)	(0.39)	(0.70)	(0.69)	(0.92)
Profit before tax	1.61	1.42	1.04	0.97	1.01
Provision for tax	(0.39)	(0.32)	(0.24)	(0.25)	(0.32)
Profit after tax	1.22	1.10	0.80	0.72	0.69
Minority interest	0.03	0.01	0.04	0.06	0.04
Net profit	1.25%	1.11%	0.84%	0.78%	0.73%

The following table sets forth, for the periods indicated, our selected financial data.

	At or for the year ended March 31,
	2005		2006		2007		2008		2009		2009(1)
	(in millions, except percentages)
Selected balance sheet data:
Total assets	Rs.	1,784,337	Rs.	2,772,296	Rs.	3,943,347	Rs.	4,856,166	Rs.	4,826,910	US$	94,887
Investments		546,516		840,139		1,206,167		1,600,468		1,481,070		29,115
Advances, net		964,100		1,562,603		2,113,994		2,514,017		2,661,305		52,316

Non-performing customer assets (gross)(2)		34,973		23,086		42,557		77,963		99,921		1,964
Total liabilities		1,658,095		2,546,378		3,700,197		4,405,444		4,355,635		85,623
Deposits		1,011,086		1,724,510		2,486,136		2,769,832		2,618,558		51,475
Borrowings		383,690		450,000		616,595		845,661		883,919		17,376
Preference share capital		3,500		3,500		3,500		3,500		3,500		69
Equity share capital		7,368		8,898		8,993		11,127		11,133		219
Reserves and surplus		115,374		213,520		230,657		436,095		456,642		8,977
Period average(3) :
Total assets		1,469,378		2,166,897		3,250,679		4,361,168		4,898,664		96,298
Interest-earning assets		1,217,707		1,806,601		2,728,531		3,627,575		4,182,862		82,226
Advances, net		763,729		1,200,315		1,763,886		2,284,649		2,578,553		50,689
Total liabilities(4)		1,355,468		2,001,177		3,015,189		3,990,867		4,412,484		86,740
Interest-bearing liabilities		1,221,302		1,795,244		2,707,456		3,503,057		3,878,871		76,251
Borrowings		452,777		540,465		692,462		964,858		1,301,193		25,579
Stockholders’ equity		110,410		162,220		231,990		366,802		482,680		9,489
Profitability:
Net profit as a percentage of:
Average total assets		1.25%		1.11%		0.84%		0.78%		0.73%
Average stockholder’s equity		16.78		14.92		11.90		9.26		7.41
Dividend payout ratio(5)		33.97		31.33		32.91		36.13		34.24
Spread (6)		2.58		2.31		2.27		2.04		1.93
Net interest margin(7)		2.56		2.34		2.32		2.30		2.43
Cost-to-income ratio(8)		35.04		33.45		33.74		32.27		28.87
Cost-to-average assets ratio(9)		2.23		2.20		2.44		2.52		2.21
Capital(10):
Average stockholders’ equity as a percentage of average total assets		7.51%		7.49%		7.14%		8.41%		9.85%
Average stockholders’ equity (including preference share capital) as a percentage of average total assets		7.75%		7.65%		7.24%		8.49%		9.92%
Asset quality:
Net restructured assets as a percentage of net customer assets		6.08%		3.28%		2.21%		1.77%		2.10%
Net non-performing assets as a percentage of net customer assets		1.95%		0.67%		0.92%		1.36%		1.67%
Provision on restructured assets as a percentage of gross restructured assets		4.56%		4.16%		3.14%		3.25%		2.83%
Provision on non-performing assets as a percentage of gross non-performing assets		42.58%		53.19%		52.28%		53.91%		52.62%
Provision as a percentage of gross customer assets(11)		2.11%		1.31%		1.71%		2.20%		2.45%

(1)
Rupee amounts at March 31, 2009 have been translated into US dollars using the exchange rate of Rs. 50.87 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2009.

(2)	Includes suspended interest and claims received from Export Credit Guarantee Corporation of India/Deposit Insurance Credit Guarantee Corporation on working capital loans.

(3)
For fiscal years 2005 through 2008, the average balances for a fiscal year are the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that year. For fiscal 2009, the average balances are the sum of daily average balances outstanding for ICICI Bank and the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that year for subsidiaries.

(4)	Includes minority interest.

(5)	Represents the ratio of total dividends paid on equity share capital, exclusive of dividend tax, as a percentage of net income.

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

(10)
ICICI Bank’s capital adequacy is computed in accordance with the Basel ll norms stipulated by the Reserve Bank of India and is based on unconsolidated financial statements prepared in accordance with Indian GAAP. At March 31, 2009, ICICI Bank’s total capital adequacy ratio was 15.53% with a Tier I capital adequacy ratio of 11.84% and a Tier II capital adequacy ratio of 3.69%.

(11)	Includes general provision on standard assets.

Selected US GAAP Financial Data

The following table sets forth, certain selected financial data under generally accepted accounting principles adopted in the United States.

	At or for the year ended March 31,
	2005		2006		2007		2008		2009		2009(1)
	(in millions)
Net income/(loss)	Rs.	8,530	Rs.	20,040	Rs.	31,271	Rs.	33,111	Rs.	34,449	US$	677
Total assets		1,863,447		2,817,328		3,995,402		4,993,632		5,012,346		98,532
Stockholders’ equity		127,996		218,647		240,980		464,755		485,847		9,551
Other comprehensive income/(loss)		3,289		522		(3,241)		(4,611)		(5,741)		(113)
Per equity share
Net income/(loss) from continuing operation-basic(2)		11.72		25.64		35.02		31.37		30.95		0.61
Net income/(loss) from continuing operation-diluted(3)		11.60		25.34		34.79		30.87		30.78		0.61
Dividend(4)	Rs.	7.50	Rs.	8.50	Rs.	8.50	Rs.	10.00	Rs.	11.00	US$	0.22

(1)
Rupee amounts for fiscal 2009 have been translated into US dollars using the exchange rate of Rs. 50.87 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2009.

(2)	Represents net income/(loss) before dilutive impact.

(3)
Represents net profit/(loss) adjusted for full dilution. Options to purchase 5,000, 123,500, 40,000 and 5,098,000 equity shares granted to employees at a weighted average exercise price of Rs. 569.6, Rs. 849.2, Rs. 1,135.3 and Rs. 914.4 were outstanding in fiscal 2006, 2007, 2008 and 2009 respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares during the period.

(4)
In India, dividends for a fiscal year are normally declared and paid in the following year. We declared a dividend of Rs. 8.50 per equity share for each of fiscal years 2005 and 2006, which were paid out in fiscal 2006 and fiscal 2007 respectively. For fiscal 2007, we declared dividend of Rs.10.00 per equity share which was paid out in fiscal 2008. For fiscal 2008, we declared dividend of Rs. 11.00 per equity share, which was paid out in fiscal 2009. We declared a dividend of Rs. 11.00 (US$ 0.22) per equity share for fiscal 2009 which was paid out in fiscal 2010. The dividend per equity share shown above is based on the total amount of dividends paid for the year, exclusive of dividend tax. This was different from the dividend declared for the year. In US dollar terms, the dividend paid was US$ 0.22 per equity share for fiscal 2009.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements. The following discussion is based on our audited consolidated financial statements and accompanying notes prepared in accordance with Indian GAAP, which varies in certain significant respects from US GAAP. For a reconciliation of net income and stockholders’ equity to US GAAP, a description of significant differences between Indian GAAP and US GAAP and certain additional US GAAP information, see notes 21 and 22 to our consolidated financial statements included herein.

Introduction

Our loan portfolio, financial condition and results of operations have been and, in the future, are expected to be influenced by economic conditions in India, global developments such as commodity prices affecting the business activities of our corporate customers, conditions in global financial markets and economic conditions in the United States and foreign countries where we have a significant presence. For ease of understanding the following discussion of our results of operations, you should consider these macroeconomic factors, the description of certain major events affecting our results and financial condition and other key factors.

Indian Economy and Banking Sector

The rate of growth of India’s GDP was 9.5% in fiscal 2006, 9.7% in fiscal 2007 and 9.0% in fiscal 2008. These high rates of growth were the result of several factors, including: structural changes in the Indian economy since the 1990s, with increasing share of industry and services and diminishing share of agriculture; increasing domestic savings and external capital inflows; growing competitiveness and domestic and global expansion of Indian industry; rising demand for housing and consumer goods; and an accommodative monetary policy up to fiscal 2005, facilitated by moderate inflation. This also led to high rates of growth in bank credit and in other segments of the financial sector, such as life insurance and asset management. From fiscal 2006, the Reserve Bank of India progressively tightened monetary policy through increases in the cash reserve ratio and policy interest rates, in response to increasing inflationary trends. While this led to moderation in retail credit demand in fiscal 2007 and fiscal 2008, overall growth in the economy and the banking system continued to be high. This period also saw appreciation in equity markets and the prices of other assets such as real estate. The Indian government’s fiscal position also improved significantly during this period.

Following the onset of the global credit crisis in fiscal 2008 triggered by US sub-prime loans, the global macro-economic environment deteriorated. However the impact on the Indian economy was relatively muted at this stage, given the strong domestic growth drivers. Monetary policy tightening continued given the rapid increase in inflation fuelled by global commodity prices. The first half of fiscal 2009 was characterized by increasing inflation and interest rates. Equity markets weakened due to global macroeconomic concerns and a reversal in the pattern of global capital flows. Despite these developments, the operating environment remained relatively stable with continued corporate investment in India as well as outbound merger and acquisition activity and robust demand for retail savings and investment products.

The bankruptcy of Lehman Brothers in September 2008 led to a rapid deterioration of the global macroeconomic environment and a sharp moderation in global economic activity. In India, this impact was felt mainly through the trade and capital channels. As a result, there was a sharp reduction in domestic liquidity in September and October 2008. The decline in global commodity prices led to a moderation in inflation and facilitated substantial reductions in key policy rates and reserve requirements. Inflation based on Wholesale Price Index moderated from a peak of 12.9% in August 2008 to 0.8% at year-end fiscal 2009. However, inflation as measured by the Consumer Price Index continued to remain high with relatively marginal reduction from 9.8% in September 2008 to 8.0% in March 2009. Since October 2008, the Reserve Bank of India has reduced the cash reserve ratio by 400 basis points to 5.0%, the statutory liquidity ratio by 100 basis points to 24.0%, the repo rate by 425 basis points to 4.75% and the reverse repo rate by 275 basis points to 3.25%. The reduction in policy rates led to a reduction in market interest rates with the yield on 10-year government securities declining by about 320 basis points in the quarter ended December 31, 2008. During the quarter ended March 31, 2009, the yield on government securities increased by about 175 basis points following a larger than expected government borrowing programme. Equity markets continued to remain weak with the Bombay Stock Exchange sensitivity index (BSE Sensex) declining from an intra-year high of 17,600 on May 2, 2008 to 9,709 at year-end fiscal 2009. The rupee depreciated from Rs. 40.02 per US dollar at year-end fiscal 2008 to Rs. 50.87 per US dollar at year-end fiscal 2009.

The Central Statistical Organization placed GDP growth at 7.8% during the first half of fiscal 2009 compared to 9.3% during the first half of fiscal 2008. During the third quarter of fiscal 2009, GDP growth moderated to 5.3% mainly due to a 0.8% decline in agricultural growth and a moderation of industrial sector growth to 0.9%. GDP growth in the fourth quarter of fiscal 2009 was 5.8%. GDP growth for fiscal 2009 was 6.7% compared to 9.0% for fiscal 2008. Following reduction in revenues and stimulus measures, the Indian government’s fiscal position has also deteriorated.

The trends in the economy were also reflected in the banking sector. Non-food credit growth in the system increased to about 30.0% on a year-on-year basis during October-November 2008 from about 22.0% at year-end fiscal 2008, before moderating significantly to 17.5% at year-end fiscal 2009. Growth in total deposits moderated from about 24.0% on a year-on-year basis in November 2008 to about 20.0% at year-end fiscal 2009. While time deposits grew by 24.0% in fiscal 2009, demand deposits contracted by about 1.0% during the year.

The following table sets forth the bank rate and the reverse repo rate for the last five fiscal year-ends.

At fiscal year-end	Bank rate	Reverse repo rate	Repo rate
2005	6.00	4.75	6.00
2006	6.00	5.50	6.50
2007	6.00	6.00	7.50
2008	6.00	6.00	7.75
2009	6.00	3.50	5.00
2010 (through September 10, 2009)	6.00	3.25	4.75

Source: Reserve Bank of India.

Our Business Lines, Products and Services

Our primary business consists of commercial banking operations for retail and corporate customers. Our commercial banking operations for retail customers consist of retail lending and deposits and distribution of third party investment products. We provide a range of commercial banking and project finance products and services, including loan products, fee and commission-based products and services, deposits and foreign exchange and derivatives products to India’s leading corporations, middle market companies and small and medium enterprises. We earn interest and fee income from our commercial banking operations. Our international branches and banking subsidiaries take deposits, raise borrowings and make loans primarily to Indian companies or their overseas operations. They also engage in advisory and syndication activities for fund-raising by Indian companies and their overseas operations.

Our treasury operations include maintenance and management of regulatory reserves, proprietary trading in equity and fixed income, a range of products and services for corporate customers, such as forward contracts and interest rate and currency swaps, and foreign exchange products and services. We take advantage of movement in markets to earn treasury income. We also earn fee from treasury products that we offer to our customers. Our international branches and subsidiaries also made investments in non-India corporate and financial sector bonds and credit derivatives.

We are also engaged in insurance, asset management, securities business and private equity fund management through specialized subsidiaries.

For a detailed discussion of our products and services refer to “Business – Overview of ICICI Bank’s Products and Services”.

Impact of Recent Developments, Challenges and Opportunities

Following the merger of ICICI with ICICI Bank in 2002, we experienced rapid growth in our business. The growth of our rupee loan portfolio was driven primarily by retail loans, include home loans, vehicle loans and unsecured personal loans and credit card receivables. We also commenced our strategy of international expansion and established subsidiaries and branches in several foreign countries. The growth of our international loan portfolio was driven primarily by foreign currency financing to Indian companies and their international operations, including financing for their overseas acquisitions. We also experienced robust growth in our insurance subsidiaries. These activities led to a rapid growth in our fee incomes from both retail and corporate customers. During this period, our branch network in India continued to be limited relative to the size of our balance sheet, and while deposits were our primary source of domestic funding, we had a high share of term deposits in our total deposits, including term deposits from companies and financial intermediaries. Our international branches were funded primarily by international bond issuances and other wholesale funding sources. Our principal international subsidiaries, in the United Kingdom and Canada, were funded primarily by deposits. Our subsidiary in the United Kingdom had a high proportion of demand deposits in its deposit base, and made investments in bonds of US and European banks and investment banks as a liquidity management strategy. During this period, we raised capital to support our growth. In fiscal 2008, we made an issuance of equity shares in India and ADSs in the United States, aggregating approximately Rs. 200.0 billion (US$ 4 billion).

Following the onset of the global credit crisis, the continuing increase in inflation and tight monetary policy in India, and challenges in recovery of dues in certain segments of retail loans, we reoriented our strategy from the second half of fiscal 2008. We sought to re-balance our domestic deposit profile in favor of current and savings account deposits and moderated our retail credit growth, particularly in unsecured personal loans and credit card receivables. We undertook a significant expansion of our branch network in India. At the same time we focused on containing our operating expense. Though we did not have any material direct exposure to US sub-prime credit, we were adversely impacted due to mark-to-market and realized losses on our international investment and credit derivatives portfolios on account of the widening of credit spreads in general. The deterioration in global financial markets also constrained our ability to access the international bond markets. We sought to address this by limiting the asset growth in our international branches, re-balancing the deposit profile of our UK subsidiary in favor of term deposits and relying on deposit funding in our international subsidiaries as the primary source for meeting foreign currency loan demand. Certain deposits in our Singapore and Hong Kong branches are guaranteed by Government of Singapore and Hong Kong SAR Government’s Exchange Fund respectively until the end of 2010. There can be no assurance that the depsoits will be rolled over post the end of these guarantees. See “Risk Factors – Risks Relating to Our Business –  Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected.”

Weak equity markets and reduction in demand for retail savings and investment products as also corporate investment and merger and acquisition activity during the second half of fiscal 2009 had a negative impact on our fee and other non-interest income (including dividends from subsidiaries). While we capitalized on opportunities in the fixed income markets due to reduction in interest rates during the quarter ended December 31, 2008, our equity, fixed income and credit derivative portfolios were negatively impacted due to weaker equity markets, volatile interest rates and widening of credit spreads during fiscal 2009. The global and Indian economic slowdown and its impact on equity and debt markets have also adversely impacted the profitability of some of our borrowers and their ability to access equity and debt financing. We have experienced an increase in the level of restructured loans in fiscal 2009 and the level of restructured loans is expected to increase in fiscal 2010. We have experienced an increase in the non-performing loans in our retail portfolio, due to the seasoning of the portfolio and higher level of defaults in unsecured personal loans and credit card receivables due to challenges in collections and deterioration in the macroeconomic environment. In fiscal 2010, our strategy is to focus on rebalancing our rupee funding profile to increase the proportion of current and savings account deposits; capitalize on selected credit segments including home loans, other secured retail loans and project finance; and grow our commercial banking activities. We do not expect our international branches and subsidiaries to experience significant growth. We expect our non-banking subsidiaries engaged in asset management, securities broking and life insurance to benefit from the recent stabilization and improvement in economic conditions and revival in equity markets in India.

We see favorable prospects for the Indian economy over the long term. India’s strong domestic consumption and investment drivers are expected to continue to support healthy rates of growth. Against this backdrop, we see a wide opportunity spectrum of increasing household incomes and consumption leading to opportunities in retail savings, investment and loan products; significant industrial and infrastructure investment potential leading to opportunities in project and corporate finance; and increasing globalization of India leading to opportunities in cross border products for Indian corporate and non-resident Indians. We believe that as a multi-specialist financial services group we are well positioned to capitalize on these opportunities. The success of our strategy depends on several factors, including our ability to grow our low cost deposit base which depends in part on our ability to expand our network of branches, which requires the approval of the Reserve Bank of India; our ability to contain non-performing loans; and our ability to compete effectively in the Indian corporate and retail financial services market. For a detailed discussion of risks that we face in our business please refer to “Risk Factors”.

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

Effect of Other Acquisitions

During fiscal 2007, the board of directors of ICICI Bank Limited and the board of directors of The Sangli Bank Limited (“Sangli Bank”) at their respective meetings approved an all-stock amalgamation of Sangli Bank with ICICI Bank at a share exchange ratio of 100 shares of ICICI Bank for 925 shares of Sangli Bank. The shareholders of both banks approved the scheme in their extra-ordinary general meetings. The Reserve Bank of India has sanctioned the scheme of amalgamation with effect from April 19, 2007 under sub-section (4) of section 44A of the Banking Regulation Act, 1949. Sangli Bank was an old private sector Indian bank. At the year ended March 31, 2006, Sangli Bank had total assets of Rs. 21.5 billion (US$ 423 million), deposits of Rs. 20.0 billion (US$ 393 million), loans of Rs. 8.9 billion (US$ 175 million) and capital adequacy of 1.6%. During fiscal 2006, it incurred a loss of Rs. 293 million (US$ 7 million). The financial statements for fiscal 2008 include the results of the operations of Sangli Bank from April 19, 2007. The value of this transaction was not material to our overall operations.

Average Balance Sheet

For fiscal years 2007 and 2008, the average balances for a fiscal year are the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that year. For fiscal 2009, the average balances are the sum of daily average balances outstanding for ICICI Bank and the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March for subsidiaries. The yield on average interest-earning assets is the ratio of interest income to average interest-earning assets. The cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. The average balances of advances include non-performing advances and are net of allowance for loan losses. For fiscal 2009, we have recalculated tax-exempt income on a tax-equivalent basis.

The following table sets forth, for the periods indicated, the average balances of the assets and liabilities outstanding, which are major components of interest income, interest expense and net interest income.

	Year ended March 31,
	2007					2008					2009
	Average balance		Interest income/ expense		Average yield/ cost	Average balance		Interest income/ expense		Average yield/ cost	Average balance		Interest income/ expense		Average yield/cost
	(in millions, except percentages)
Assets:
Advances:
Rupee	Rs.	1,462,683	Rs.	149,907	10.25%	Rs.	1,721,656	Rs.	202,245	11.75%	Rs.	1,712,680	Rs.	205,657	12.01%
Foreign currency		301,203		19,794	6.57		562,993		38,439	6.83		865,873		46,250	5.34
Total advances		1,763,886		169,701	9.62		2,284,649		240,684	10.53		2,578,553		251,907	9.77
Investments:
Rupee		654,517		50,569	7.73		820,752		77,657	9.46		1,021,223		85,286	8.35
Foreign currency		131,569		7,905	6.01		203,710		11,388	5.59		259,140		12,256	4.73
Total investments		786,086		58,474	7.44		1,024,462		89,045	8.69		1,280,363		97,542	7.62
Other interest-earning assets:
Rupee		86,333		3,049	3.53		190,357		693	0.36		232,334		3,948	1.70
Foreign currency		92,226		5,989	6.49		128,107		8,055	6.29		91,612		3,737	4.08
Total other interest-earning assets		178,559		9,038	5.06		318,464		8,748	2.75		323,946		7,685	2.37
Other interest income				2,813					2,473					9,224
Interest-earning assets:
Rupee		2,203,533		206,338	9.36		2,732,765		283,068	10.36		2,966,237		304,115	10.25
Foreign currency		524,998		33,688	6.42		894,810		57,882	6.47		1,216,624		62,243	5.12
Total interest-earning assets		2,728,531		240,026	8.80		3,627,575		340,950	9.40		4,182,862		366,358	8.76
Fixed assets		41,809					44,727					46,351
Other assets		480,339					688,866					669,451
Total non-earning assets		522,148					733,593					715,802
Total assets	Rs.	3,250,679	Rs.	240,026		Rs.	4,361,168	Rs.	340,950		Rs.	4,898,664	Rs.	366,358

	Year ended March 31,
	2007					2008					2009
	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/ cost	Average balance		Interest income/ expense		Average yield/ cost
	(in millions, except percentages)
Liabilities:
Savings account deposits:
Rupee	Rs.	259,744	Rs.	6,760	2.60%	Rs.	346,323	Rs.	8,803	2.54%	Rs.	390,811		10,624	2.72%
Foreign currency		67,982		3,404	5.01		116,333		6,897	5.93		141,891		9,731	6.86
Total savings account deposits.		327,726		10,164	3.10		462,656		15,700	3.39		532,701		20,355	3.82
Time deposits:
Rupee		1,333,395		104,385	7.83		1,627,756		158,760	9.75		1,509,234		145,202	9.62
Foreign currency		179,519		10,016	5.58		218,567		12,760	5.84		345,237		16,950	4.91
Total time deposits		1,512,914		114,401	7.56		1,846,323		171,520	9.29		1,854,471		162,152	8.74
Other demand deposits:
Rupee		165,646					216,479					176,312
Foreign currency		8,708					12,741					14,194
Total other demand deposits		174,354					229,220					190,506
Borrowings:
Rupee		362,586		34,472	9.51		374,124		37,698	10.08		515,340		47,804	9.28
Foreign currency		329,876		17,720	5.37		590,734		32,752	5.54		785,853		34,562	4.40
Total borrowings		692,462		52,192	7.54		964,858		70,450	7.30		1,301,193		82,366	6.33
Interest-bearing liabilities:
Rupee		2,121,371		145,617	6.86		2,564,682		205,261	8.00		2,591,696		203,630	7.86
Foreign currency		586,085		31,140	5.31		938,375		52,409	5.59		1,287,175		61,243	4.76
Total interest-bearing liabilities		2,707,456		176,757	6.53		3,503,057		257,670	7.36		3,878,871		264,873	6.83
Other liabilities		307,733					487,809					533,613
Total liabilities		3,015,189		176,757			3,990,866		257,670			4,412,484		264,873
Preference share capital		3,500					3,500					3,500
Stockholders’ equity		231,990					366,802					482,680
Total liabilities and stockholders’ equity	Rs.	3,250,679	Rs.	176,757		Rs.	4,361,168	Rs.	257,670		Rs.	4,898,664	Rs.	264,873

Analysis of changes in interest income and interest expense: volume and rate analysis

The following table sets forth, for the periods indicated, the changes in the components of net interest income. The changes in net interest income between periods have been reflected as attributed either to volume or rate changes. For the purpose of this table, changes which are due to both volume and rate, have been allocated solely to volume.

	Fiscal 2008 vs. Fiscal 2007						Fiscal 2009 vs. Fiscal 2008
	Increase (decrease) due to						Increase (decrease) due to
	Net change		Change in average volume		Change in average rate		Net change		Change in average volume		Change in average rate
	(in millions)
Interest income:
Advances:
Rupee	Rs.	52,338	Rs.	30,422	Rs.	21,916	Rs.	3,412	Rs.	(1,078)	Rs.	4,490
Foreign currency		18,645		17,874		771		7,811		16,178		(8,367)
Total advances		70,983		48,296		22,687		11,223		15,100		(3,877)
Investments:
Rupee		27,089		15,729		11,360		7,629		16,741		(9,119)
Foreign currency		3,483		4,033		(550)		868		2,622		(1,752)
Total investments		30,572		19,762		10,810		8,497		19,363		(10,871)
Other interest earning assets:
Rupee		(2,356)		379		(2,735)		3,255		713		2,542
Foreign currency		2,065		2,256		(191)		(4,318)		(1,489)		(2,829)
Total other interest earning asset		(291)		2,635		(2,926)		(1,063)		(775)		(287)
Other interest income		(340)		-		(340)		6,751		-		6,751
Total interest income:
Rupee		76,731		46,530		30,201		21,050		16,376		4,664
Foreign currency		24,193		24,163		30		4,359		17,311		(12,948)
Total interest income		100,924		70,693		30,231		25,409		33,688		(8,284)
Interest expense:
Savings account deposits:
Rupee		2,042		2,201		(159)		1,821		1,209		612
Foreign currency		3,493		2,867		626		2,834		1,753		1,081
Total savings account deposits		5,535		5,068		467		4,655		2,962		1,693
Time deposits:
Rupee		54,375		28,710		25,665		(13,558)		(11,403)		(2,156)
Foreign currency		2,744		2,280		464		4,190		6,219		(2,029)
Total time deposits		57,119		30,990		26,129		(9,368)		(5,184)		(4,185)
Borrowings:
Rupee		3,226		1,163		2,063		10,106		13,099		(2,993)
Foreign currency		15,032		14,463		569		1,810		8,581		(6,771)
Total borrowings		18,258		15,626		2,632		11,917		21,681		(9,764)
Total interest expense:
Rupee		59,643		32,074		27,569		(1,631)		2,906		(4,537)
Foreign currency		21,269		19,610		1,659		8,834		16,553		(7,719)
Total interest expense		80,912		51,684		29,228		7,203		19,459		(12,256)
Net interest income:
Rupee		17,088		14,456		2,632		22,681		13,470		9,202
Foreign currency		2,924		4,553		(1,629)		(4,476)		758		(5,230)
Total net interest income	Rs.	20,012	Rs.	19,009	Rs.	1,003	Rs.	18,205	Rs.	14,228	Rs.	3,972

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and net interest margins on interest-earning assets.

	Year ended March 31,
	2005		2006		2007		2008		2009
	(in millions, except percentages)
Interest income	Rs.	99,264	Rs.	143,335	Rs.	240,026	Rs.	340,950	Rs.	366,358	[1]
Average interest-earning assets		1,217,707		1,806,601		2,728,531		3,627,575		4,182,862
Interest expense		68,044		101,015		176,757		257,670		264,873
Average interest-bearing liabilities		1,221,302		1,795,244		2,707,456		3,503,057		3,878,871
Average total assets		1,469,378		2,166,897		3,250,679		4,361,168		4,898,664
Average interest-earning assets as a percentage of average total assets		82.87%		83.37%		83.94%		83.18%		85.39%
Average interest-bearing liabilities as a percentage of average total assets		83.12		82.85		83.29		80.32		79.18
Average interest-earning assets as a percentage of average interest-bearing liabilities		99.71		100.63		100.78		103.55		107.84

Yield		8.15		7.93		8.80		9.40		8.76
Rupee		8.59		8.39		9.36		10.36		10.25
Foreign currency		5.07		5.38		6.42		6.47		5.12

Cost of funds		5.57		5.63		6.53		7.36		6.83
Rupee		5.90		5.91		6.86		8.00		7.90
Foreign currency		3.34		4.24		5.31		5.59		4.66

Spread[2]		2.58		2.30		2.27		2.04		1.93
Rupee		2.69		2.48		2.50		2.36		2.32
Foreign currency		1.73		1.14		1.11		0.88		0.51

Net interest margin[3]		2.56		2.34		2.32		2.30		2.43
Rupee		2.70		2.63		2.76		2.85		3.32
Foreign currency		1.59		0.72		0.49		0.61		0.24

1.	For fiscal 2009, we have recalculated tax-exempt income on a tax-equivalent basis.

2.
Spread is the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest income to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities.

3.
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

Key Performance Indicators

While assessing our performance we monitor key financial variables such as movement in yield on assets, cost of funds and net interest margin, movement in fee income, cost ratios, credit provisions and return on assets and equity. We also monitor key business indicators such as deposit accretion, loan disbursements and loan delinquency trends. We also analyze changes in economic indicators such as interest rates, liquidity and exchange rates. In addition to these financial indicators, we monitor other non-financial indicators such as quality of customer service and the extent and nature of customer complaints and estimates of market share in key product lines.

Fiscal 2009 to Fiscal 2008

Summary

Net profit increased by 5.3% from Rs. 34.0 billion (US$ 668 million) in fiscal 2008 to Rs. 35.8 billion (US$ 703 million) in fiscal 2009, primarily due to a 17.2% increase in net interest income and a 7.5% increase in non-interest income, offset, in part, by a 49.5% increase in provisions (excluding provision for tax) and a 4.2% increase in non-

interest expenses. The increase in provisions (excluding provision for tax) was primarily due to a higher level of specific provisioning on non-performing loans, offset, in part, by lower general provisioning on standard loans.

Net interest income increased by 17.2% from Rs. 83.3 billion (US$ 1.6 billion) in fiscal 2008 to Rs. 97.6 billion (US$ 1.9 billion) in fiscal 2009, reflecting an increase in net interest margin by 13 basis points from 2.30% in fiscal 2008 to 2.43% for fiscal 2009 and an increase of 15.3% in the average volume of interest earning assets, in rupee terms.

Non-interest income increased by 7.5% from Rs. 259.6 billion (US$ 5.1 billion) in fiscal 2008 to Rs. 279.0 billion (US$ 5.5 billion) in fiscal 2009, primarily due to an increase in income from insurance business from Rs. 159.9 billion (US$ 3.1 billion) in fiscal 2008 to Rs. 183.6 billion (US$ 3.6 billion) in fiscal 2009 and increase in miscellaneous income (including lease income) from Rs. 0.8 billion (US$ 17 million) in fiscal 2008 to Rs. 7.8 billion (US$ 154 million) in fiscal 2009.

Non-interest expense increased by 4.2% from Rs. 270.4 billion (US$ 5.3 billion) in fiscal 2008 to Rs. 281.9 billion (US$ 5.5 billion) in fiscal 2009, primarily due to an increase of 15.9% in expenses pertaining to insurance business and an increase of 19.9% in rent, taxes and lighting expenses, offset, in part by a 61.1% decrease in direct marketing agency expenses from Rs. 15.7 billion (US$ 310 million) in fiscal 2008 to Rs. 6.1 billion (US$ 120 million) in fiscal 2009.

Provisions and contingencies (excluding provisions for tax) increased by 49.5% from Rs. 30.2 billion (US$ 593 million) in fiscal 2008 to Rs. 45.1 billion (US$ 887 million) in fiscal 2009, primarily due to a higher level of specific provisioning on non-performing retail loans, offset, in part, by lower general provisioning on standard loans. The increase in retail non-performing loans was on account of the seasoning of the secured loan portfolio, relatively higher losses on the unsecured portion of the portfolio and the adverse macro-economic environment.

Gross restructured loans increased by 26.8% from Rs. 48.4 billion (US$ 1.0 billion) at year-end fiscal 2008 to Rs. 61.4 billion (US$ 1.2 billion) at year-end fiscal 2009. Gross non-performing assets increased by 28.2% from Rs. 78.0 billion (US$ 1.5 billion) at year-end fiscal 2008 to Rs. 99.9 billion (US$ 2.0 billion) at year-end fiscal 2009, primarily due to increase in retail non-performing loans due to higher delinquencies in the unsecured retail loan portfolio and seasoning of the overall retail loan portfolio.

Total assets decreased by 0.6% from Rs. 4,856.2 billion (US$ 95.5 billion) at year-end fiscal 2008 to Rs. 4,826.9 billion (US$ 94.9 billion) at year-end fiscal 2009 primarily due to decrease in investments by Rs. 119.4 billion (US$ 2.3 billion) reflecting the lower statutory liquidity ratio requirement and the decline in demand and time liabilities requiring the maintenance of this ratio and decrease in cash and balances with the Reserve Bank of India by Rs. 118.5 billion (US$ 2.3 billion) reflecting a reduction in the cash reserve ratio requirement.

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Year ended March 31,
	2008		2009		2009		2009/2008 % change
	(in millions, except percentages)
Interest income[1]	Rs.	340,950	Rs.	362,507	US$	7,126	6.3%
Interest expense		(257,670)		(264,873)		(5,207)	2.8
Net interest income	Rs.	83,280	Rs.	97,634	US$	1,919	17.2%

1.	Net of amortization of premium on government securities.

Net interest income (net of amortization of premium on government securities) increased by 17.2% from Rs. 83.3 billion (US$ 1.6 billion) in fiscal 2008 to Rs. 97.6 billion (US$ 1.9 billion) in fiscal 2009 reflecting mainly the following:

•
an increase of Rs. 555.3 billion (US$ 10.9 billion) or 15.3% in the average volume of interest-earning assets (after taking into account the impact of depreciation of the rupee on the rupee equivalent of foreign currency denominated assets); and

•	an increase in net interest margin by 13 basis points from 2.30% in fiscal 2008 to 2.43% in fiscal 2009.

The average volume of interest-earning assets increased by 15.3% or Rs. 555.3 billion (US$ 10.9 billion) from Rs. 3,627.6 billion (US$ 71.3 billion) in fiscal 2008 to Rs. 4,182.9 billion (US$ 82.2 billion) in fiscal 2009, primarily due to an increase in average advances by Rs. 293.9 billion (US$ 5.8 billion) and an increase in average investments by Rs. 255.9 billion (US$ 5.0 billion). Average advances increased by 12.9% from Rs. 2,284.6 billion (US$ 44.9 billion) in fiscal 2008 to Rs. 2,578.6 billion (US$ 50.7 billion) in fiscal 2009, primarily due to increase in non-retail advances, offset, in part, by decrease in retail advances. While net advances of overseas branches (including the offshore banking unit) decreased by US$ 1.2 billion or 10.1% from US$ 11.9 billion at year-end fiscal 2008 to US$ 10.7 billion at year-end fiscal 2009, the net advances of overseas branches, in rupee terms, increased by 13.7% from Rs. 477.5 billion (US$ 9.4 billion) at year-end fiscal 2008 to Rs. 542.9 billion (US$ 10.7 billion) at year-end fiscal 2009 due to the impact of rupee depreciation in fiscal 2009. Advances of overseas subsidiaries, in rupee terms, increased from Rs. 195.2 billion (US$ 3.8 billion) at year-end fiscal 2008 to Rs. 387.1 billion (US$ 7.6 billion) at year-end fiscal 2009. Average interest-earning investments increased by 25.0% from Rs. 1,024.5 billion (US$ 20.1 billion) in fiscal 2008 to Rs. 1,280.4 (US$ 25.2) in fiscal 2009, primarily due to the increase in average interest-earning non-statutory liquidity ratio investments, offset in part by the decrease in average statutory liquidity ratio investments. Average statutory liquidity ratio investments decreased due to reduction in domestic net demand and time liabilities and a reduction of 100 basis points in the statutory liquidity ratio requirement from 25.0% to 24.0% during fiscal 2009.

Interest income increased by 6.3% from Rs. 341.0 billion (US$ 6.7 billion) in fiscal 2008 to Rs. 362.5 billion (US$ 7.1 billion) in fiscal 2009, primarily due to an increase of 15.3% in the average volume of interest-earning assets from Rs. 3,627.6 billion (US$ 71.3 billion) in fiscal 2008 to Rs. 4,182.9 billion (US$ 82.2 billion) in fiscal 2009. The overall yield on average interest-earning assets decreased by 64 basis points from 9.4% for fiscal 2008 to 8.8% for fiscal 2009, primarily due to decrease in yield on investments by 111 basis points from 9.5% for fiscal 2008 to 8.4% for fiscal 2009, offset, in part, by reduction in the cash reserve ratio requirement from 7.5% at the beginning of fiscal 2009 to 5.0% at the end of fiscal 2009. As cash reserve ratio balances do not earn any interest income, the reduction in the required level of cash reserve ratio resulted in a positive impact on yield on interest-earning assets. Yield on average interest-earning investments also decreased primarily due to a decrease of 86 basis points in yield of foreign currency investments from 5.6% for fiscal 2008 to 4.7% for fiscal 2009.

Interest income was positively impacted by receipt of interest of Rs. 3.3 billion (US$ 65 million) on income tax refund in fiscal 2009 as compared to Rs. 0.9 billion (US$ 17 million) in fiscal 2008 and negatively impacted by loss on securitization (including credit losses on existing pools) of Rs. 3.2 billion (US$ 63 million) in fiscal 2009.

Total interest expense increased by 2.8% from Rs. 257.7 billion (US$ 5.1 billion) in fiscal 2008 to Rs. 264.9 billion (US$ 5.2 billion) in fiscal 2009, primarily due to an increase of 34.9% in average interest-bearing liabilities from Rs. 964.9 billion (US$ 19.0 billion) in fiscal 2008 to Rs. 1,301.2 billion (US$ 25.6 billion) in fiscal 2009, offset by decrease in the cost of funds by 53 basis points from 7.4% in fiscal 2008 to 6.8% in fiscal 2009. Average deposits, with a cost of 7.1% in fiscal 2009, constituted 66.5% of total average interest-bearing liabilities compared to 72.5% of the total average interest-bearing liabilities with a cost of 7.4% in fiscal 2008. The decrease in average deposits as a percentage of total funding was primarily on account of our conscious strategy of reducing our wholesale term deposit base. Cost of funds decreased from 7.4% in fiscal 2008 to 6.8% in fiscal 2009. The cost of deposits decreased by 30 basis points from 7.4% in fiscal 2008 to 7.1% in fiscal 2009 consequent to increase in ratio of low cost current account and savings account deposits in total deposits, offset, in part, by high interest bearing wholesale deposits raised during the quarter ended December 31, 2008. Effective April 1, 2010, interest on savings deposits accounts will be calculated on a daily product basis instead of on minimum balances held in the accounts during the period from the 10th day to the last day of each calendar month. This will increase the cost of savings deposits by about 70 to 80 basis points and have a negative impact on our net interest income. The average cost of total borrowings including subordinated debt decreased by 97 basis points from 7.3% in fiscal 2008 to 6.3% in fiscal 2009, primarily due to decrease in cost of foreign currency borrowings as the benchmark rate (LIBOR) reduced.

Our net interest margin is expected to continue to be lower than other banks in India until we increase the proportion of low-cost deposits and retail deposits in our total funding. The net interest margin is also impacted by the relatively lower net interest margin earned by our overseas branches and subsidiaries. See also “Risk Factors — Risks Relating to Our Business — Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”.

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

	Year ended March 31,
	2008		2009		2009		2009/2008 % change
	(in millions, except percentages)
Commission, exchange and brokerage	Rs.	67,673	Rs.	65,748	US$	1,292	(2.8)%
Profit/(loss) on sale of investments (net)		34,042		24,318		478	(28.6)%
Profit/(loss) on revaluation of investments (net)		(4,788)		(4,432)		(87)	(7.4)%
Profit/(loss) on sale of land, buildings and other assets (net)		613		15		-	(97.6)%
Profit/(loss) on foreign exchange transactions (net)		1,280		1,965		39	53.5%
Income pertaining to insurance business		159,920		183,582		3,609	14.8%
Miscellaneous income (including lease income)		841		7,828		154	831.6%
Total non-interest income	Rs.	259,581	Rs.	279,024	US$	5,485	7.5%

Non-interest income increased by 7.5% from Rs. 259.6 billion (US$ 5.1 billion) in fiscal 2008 to Rs. 279.0 billion (US$ 5.5 billion) in fiscal 2009, primarily due to 14.8% increase in income pertaining to insurance business from Rs. 159.9 billion (US$ 3.1 billion) in fiscal 2008 to Rs. 183.6 billion (US$ 3.6 billion) in fiscal 2009, a 53.5% increase in net profit on foreign exchange transactions from Rs. 1.3 billion (US$ 26 million) in fiscal 2008 to Rs. 2.0 billion (US$ 39 million) in fiscal 2009, a 7.4% decrease in net loss on revaluation of investments from Rs. 4.8 billion (US$ 94 million) in fiscal 2008 to Rs. 4.4 billion (US$ 86 million) in fiscal 2009 and an increase in miscellaneous income (including lease income) from Rs. 841 million (US$ 17 million) in fiscal 2008 to Rs. 7.8 billion (US$ 154 million) in fiscal 2009, offset, in part, by a 28.6% decrease in profit on sale of investments from Rs. 34.0 billion (US$ 668 million) in fiscal 2008 to Rs. 24.3 billion (US$ 478 million) in fiscal 2009.

Income pertaining to insurance business representing premium income of our life and general insurance subsidiaries increased by 14.8% from Rs. 159.9 billion (US$ 3.1 billion) in fiscal 2008 to Rs. 183.6 billion (US$ 3.6 billion) in fiscal 2009. The income pertaining to insurance business includes Rs. 161.9 billion (US$ 3.2 billion) from our life insurance business and Rs. 21.7 billion (US$ 427 million) from our general insurance business. The total premium income of ICICI Prudential Life Insurance Company increased by 13.2% from Rs. 135.6 billion (US$ 2.7 billion) in fiscal 2008 to Rs. 153.6 billion (US$ 3.0 billion) in fiscal 2009. The new business premium (on weighted received premium basis) of ICICI Prudential Life Insurance Company Limited decreased by 22.9% from Rs. 66.8 billion (US$ 1.3 billion) in fiscal 2008 to Rs. 51.5 billion (US$ 1.0 billion) in fiscal 2009. However, renewal premium increased by 60.4% from Rs. 55.3 billion (US$ 1.1 billion) in fiscal 2008 to Rs. 88.7 billion (US$ 1.7 billion) in fiscal 2009. The gross written premium (excluding share of motor third party insurance pool) of ICICI Lombard General Insurance Company increased by 3.3% from Rs. 33.5 billion (US$ 658 million) in fiscal 2008 to Rs. 34.6 billion (US$ 680 million) in fiscal 2009. The general insurance industry in India continued to witness a slowdown in growth on account of de-tariffication, whereby insurance premiums were freed from price controls resulting in a significant reduction in premium rates.

Commission, exchange and brokerage income decreased by 2.8% from Rs. 67.7 billion (US$ 1.3 billion) in fiscal 2008 to Rs. 65.7 billion (US$ 1.3 billion) in fiscal 2009, primarily due to lower fee income from corporate and retail customers. Fee income in the second half of fiscal 2009 was impacted by the slowdown in domestic economy and continued turmoil in the international markets. The high interest rates prevalent for a large part of the year combined with our strategy to moderate balance sheet growth impacted domestic lending activity with retail disbursements slowing down considerably. This resulted in low retail asset related fees in fiscal 2009. Sales of third party products such as insurance and mutual funds slowed down considerably in the second half of fiscal 2009 resulting in lower third party distribution fees. Our commission, exchange and brokerage income was impacted by the level of corporate activity, the demand for retail financial products and the overall level of economic and trade activity. Volatile market conditions also had an adverse impact on mergers and acquisitions activity by Indian companies, affecting our fee and other incomes related to such activity. We have experienced a decline in these income streams since the second half of fiscal 2009 as a result of the general decline in business activity during the global financial crisis and economic turmoil. Commission, exchange and brokerage of our banking subsidiaries decreased by 24.9% from Rs. 5.0 billion (US$ 98 million) in fiscal 2008 to Rs. 3.8 billion (US$ 75 million) in fiscal 2009, primarily due to decrease in advisory and structuring fees. Commission, exchange and brokerage of our security broking and primary dealership subsidiaries decreased from Rs. 7.6 billion (US$ 150 million) in fiscal 2008 to Rs. 5.0 billion (US$ 98 million) in fiscal 2009, primarily due to adverse conditions in both equity and fixed income markets and lower equity trading volumes.

Income from foreign exchange transactions increased by 53.5% from Rs. 1.3 billion (US$ 26 million) in fiscal 2008 to Rs. 2.0 billion (US$ 39 million) in fiscal 2009, primarily due to an increase in income from merchant foreign exchange and client-related derivatives business in our Canadian subsidiary, offset, in part, by mark-to-market and realized loss of Rs. 3.6 billion (US$ 72 million) on our credit derivative portfolio. At March 31, 2009, we had a credit derivative portfolio of Rs. 72.4 billion (US$ 1.4 billion), including funded investments of Rs. 33.7 billion (US$ 662 million) in credit derivative instruments such as credit default swaps, credit linked notes and collateralized debt obligations. The entire exposure is to Indian corporates. During fiscal 2009, we sold our entire non-India linked credit derivatives portfolio on which we realized a loss of about Rs. 6.6 billion (US$ 130 million), which had been provided for in fiscal 2008.

At year-end fiscal 2008, we had an investment of approximately €57 million in senior bonds of Lehman Brothers, through our UK subsidiary, which we fully provided for during fiscal 2009. We have an insignificant amount of unreceived premium due from Lehman Brothers for protection sold in certain credit derivative transactions, which are in the process of being novated. The mark-to-market loss of Rs. 12.4 billion (US$ 243 million) at year-end fiscal 2009 on investment classified as “available for sale securities” in our UK and Canadian subsidiaries is directly reflected in the shareholders’ equity.

In October 2008, the UK Accounting Standards Board amended FRS 26 on “Financial Instruments: Recognition and Measurement” and permitted reclassification of financial assets in certain circumstances from the “held for trading” category to the “available for sale” category, “held for trading” category to the “loans and receivables” category and from the “available for sale” category to the “loans and receivables” category. Pursuant to these amendments, during fiscal 2009, ICICI Bank UK transferred certain assets with fair value of Rs. 34.0 billion (US$ 669 million) from the held for trading category to the available for sale category, certain assets with fair value of Rs. 0.1 billion (US$ 2 million) from the held for trading category of investments to “loans and receivables” category and certain assets with fair value of Rs. 20.4 billion (US$ 401 million) from the available for sale category of investments to “loans and receivables” category. If these reclassifications had not been made, our profit for fiscal 2009 would have reduced by Rs. 2.5 billion (US$ 48 million).  Our mark-to-market provisions against available for sale investments adjusted against shareholders’ equity increased by post-tax amount of Rs. 8.3 billion (US$ 163 million) during fiscal 2009 to post-tax amount of Rs. 13.4 billion (US$ 264 million) at year-end fiscal 2009. If the above reclassifications had not been made, these provisions would have increased by a further pre-tax amount of Rs. 0.5 billion (US$ 10 million).

Profit/(loss) on sale and revaluation of investments decreased by 32.0% from Rs. 29.3 billion  (US$ 575 million) in fiscal 2008 to Rs. 19.9 billion (US$ 391 millon) in fiscal 2009, primarily due to absence in sale of equity investments, decline in equity markets resulting in mark-to-market losses in the equity portfolio, loss on proprietary equity trading and mutual fund portfolio, and mark-to-market provisioning on security receipts, offset, in part, by realized profit on sale of fixed income investments.

During the year, spread on foreign currency bonds issued by ICICI Bank and ICICI Bank UK widened significantly. We initiated buyback of our bonds in the secondary market resulting in a gain of Rs. 3.4 billion (US$ 67 million) in ICICI Bank and Rs. 4.0 billion (US$ 79 million) in the UK subsidiary. This led to an increase in miscellaneous income from Rs. 0.8 billion (US$ 16 million) in fiscal 2008 to Rs. 7.8 billion (US$ 153 million) in fiscal 2009.

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Year ended March 31,
	2008		2009		2009		2009/2008 % change
	(in millions, except percentages)
Payments to and provisions for employees	Rs.	39,698	Rs.	39,043	US$	768	(1.6)%
Depreciation on own property		4,973		5,966		117	20.0
Auditor’s fees and expenses		100		137		3	37.0
Other administrative expenses		65,299		62,990		1,238	(3.5)
Operating expenses		110,070		108,136		2,126	(1.8)
Direct marketing agency expenses		15,750		6,122		120	(61.1)
Depreciation on leased assets		1,821		2,101		41	15.4
Expenses pertaining to insurance business		142,793		165,499		3,254	15.9
Total non-interest expenses	Rs.	270,434	Rs.	281,858	US$	5,541	4.2%

Non-interest expense increased by 4.2% from Rs. 270.4 billion (US$ 5.3 billion) in fiscal 2008 to Rs. 281.9 billion (US$ 5.5 billion) in fiscal 2009, primarily due to a 15.9% increase in expenses pertaining to the insurance business and 20.0% increase in depreciation expenses, offset, in part by reduction in direct marketing agency expenses.

Expenses pertaining to insurance business, representing provisions for claims, commissions paid and reserving for actuarial liability increased by 15.9% from Rs. 142.8 billion (US$ 2.8 billion) in fiscal 2008 to Rs. 165.5 billion (US$ 3.3 billion) in fiscal 2009 primarily due to increase in life insurance business volume and increase in claims including certain high value claims in general insurance business, offset in part by decline in commission expenses. In case of ICICI Prudential Life insurance Company, higher renewal premiums and lower new business premiums resulted in lower increase in upfront expenses and commission expenses. The provisions for claims are determined based on actuarial valuation. In line with Indian accounting norms for insurance companies we do not amortize the customer acquisition cost, but account for the expenses upfront.

Depreciation on own property increased by 20.0% from Rs. 5.0 billion (US$ 98 million) in fiscal 2008 to Rs. 6.0 billion (US$ 117 million) in fiscal 2009, reflecting the addition of new branches. Depreciation on leased assets was Rs. 2.1 billion (US$ 41 million) in fiscal 2009 as compared to Rs. 1.8 billion (US$ 36 million) in fiscal 2008.

Employee expenses decreased by 1.6% from Rs. 39.7 billion (US$ 780 million) in fiscal 2008 to Rs. 39.0 billion (US$ 767 million) in fiscal 2009, primarily due to decrease in the employee base from 84,314 at year-end fiscal 2008 to 73,362 at year-end fiscal 2009, offset, in part, by annual increase in salaries and other employee benefits. The employee expenses for ICICI Bank decreased by 5.1% from Rs. 20.8 billion (US$ 409 million) in fiscal 2008 to Rs. 19.7 billion (US$ 387 million) in fiscal 2009, primarily due to a 15.0% decrease in employee base from 40,686 at year-end fiscal 2008 to 34,596 at year-end fiscal 2009, offset, in part, by annual increase in salaries. ICICI Bank did not pay performance bonus to employees for fiscal 2009 (other than bonus payable under statute). Performance bonus included in ICICI Bank’s employee expenses in fiscal 2008 was Rs. 2.1 billion (US$ 41 million).

Other administrative expenses decreased by 3.5% from Rs. 65.3 billion (US$ 1.3 billion) in fiscal 2008 to Rs. 63.0 billion (US$ 1.2 billion) in fiscal 2009, primarily due to overall cost reduction initiatives undertaken by ICICI Bank, offsetting the increase in expenses related to retail business (primarily related to collections) and increase in ICICI Bank’s branch and ATM network. The number of branches (excluding foreign branches and offshore banking units) and extension counters of ICICI Bank in India increased from 1,262 at year-end fiscal 2008 to 1,419 at year-end fiscal 2009. The number of ATMs increased from 3,881 at year-end fiscal 2008 to 4,713 at year-end fiscal 2009. The number of branches and offices of our insurance subsidiaries increased from 2,223 at year-end fiscal 2008 to 2,513 at year-end fiscal 2009.

Other administrative expenses include scheme support expense of Rs. 920 million (US$ 18 million) of ICICI Prudential Asset Management Company Limited in fiscal 2009. The scheme support expense consists of support of Rs. 27 million (US$ 1 million) to fixed maturity plans towards yield shortfall, Rs. 55 million (US$ 1 million) to money market schemes and Rs. 838 million (US$ 16 million) to equity schemes. The support to fixed maturity plans and money market schemes arose primarily due to abnormal market movements during the year. The support to equity schemes was against diminution in value of certain investments.

Direct marketing agency expenses of ICICI Bank decreased by 61.1% from Rs. 15.7 billion (US$ 310 million) in fiscal 2008 to Rs. 6.1 billion (US$ 120 million) in fiscal 2009, primarily due to lower retail loan origination, lower issuance of new credit cards and reduction in the rate of commission. We use marketing agents, called direct marketing agents or associates, for sourcing our retail assets. We include commissions paid to these direct marketing agents of our retail assets in non-interest expense. These commissions are expensed upfront and not amortized over the life of the loan.

Provisions for Restructured Loans and Non-performing Assets

We classify our loans in accordance with the Reserve Bank of India guidelines into performing and non-performing loans. Further, non-performing assets are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India. The Reserve Bank of India has separate guidelines for restructured loans. A fully secured standard loan can be restructured by rescheduling of principal repayments and/or the interest element, but must be separately disclosed as a restructured loan in the year of restructuring. Similar guidelines apply to restructuring of sub-standard and doubtful loans. See also “Business-Classification of loans”.

The following table sets forth, at the dates indicated, certain information regarding restructured loans.

	At March 31,
	2008		2009		2009		2009/2008 % change
	(in millions, except percentages)
Gross restructured loans	Rs.	48,411	Rs.	61,368	US$	1,206	26.8%
Provisions for restructured loans		(1,572)		(1,736)		(34)	10.4
Net restructured loans	Rs.	46,839	Rs.	59,632		1,172	27.3
Gross customer assets		2,687,999		2,892,808		56,867	7.6
Net customer assets	Rs.	2,642,697	Rs.	2,836,439	US$	55,759	7.3%
Gross restructured loans as a percentage of gross customer assets		1.8%		2.1%
Net restructured loans as a percentage of net customer assets…………..		1.8		2.1

The deterioration in the global economic environment during fiscal 2009, in particular following the bankruptcy of Lehman Brothers in September 2008, adversely impacted the operations of several Indian companies. Indian businesses were impacted by the lack of access to financing/refinancing from global debt capital markets, losses on existing inventories due to the sharp decline in commodity prices, reduction in demand for and prices of output and reduction in cash accruals and profitability. This led to additional restructuring of loans in the Indian banking system, including us. Our gross restructured loans increased by 26.8% from Rs. 48.4 billion (US$ 1.0 billion) at year-end fiscal 2008 to Rs. 61.4 billion (US$ 1.2 billion) at year-end fiscal 2009 primarily due to stress experienced by certain borrowers in real estate and developer financing, auto ancillaries, textiles and retail mortgages. As a percentage of net customer assets, net restructured loans were 2.1% at year-end fiscal 2009 compared to 1.8% at year-end fiscal 2008. Provisions have been made on gross restructured loans as required by the Reserve Bank of India guidelines.

The following table sets forth, at the dates indicated, certain information regarding non-performing assets.

	At March 31,
	2008		2009		2009		2009/2008 % change
	(in millions, except percentages)
Gross non-performing assets	Rs.	77,963	Rs.	99,921	US$	1,964	28.2%
Provisions for non-performing assets		(42,031)		(52,580)		(1,034)	25.1
Net non-performing assets	Rs.	35,932	Rs.	47,341	US$	930	31.8
Gross customer assets		2,687,999		2,892,808		56,867	7.6
Net customer assets	Rs.	2,642,697	Rs.	2,836,439	US$	55,759	7.3%
Gross non-performing assets as a percentage of gross customer assets		2.9		3.5
Net non-performing assets as a percentage of net customer assets		1.4		1.7

Gross non-performing assets increased by 28.2% from Rs. 78.0 billion (US$ 1.5 billion) at year-end fiscal 2008 to Rs. 99.9 billion (US$ 2.0 billion) at year-end fiscal 2009 primarily due to an increase in retail non-performing loans due to higher delinquencies in the unsecured retail portfolio and seasoning of the overall retail loan portfolio. The net non-performing loans in the retail portfolio at year-end fiscal 2009 were 2.6% of net retail loans compared to 1.7% at year-end fiscal 2008. Retail gross non-performing loans constituted 72.4% of total gross non-performing assets at year-end fiscal 2009 compared to 71.6% at year-end fiscal 2008, due to an increase in retail non-performing loans, particularly in the non-collateralized portfolio. We sold Rs. 6.8 billion (US$ 134 million) including mortgage loans of Rs. 5.6 billion (US$ 110 million) of our net non-performing assets during fiscal 2009 and Rs. 9.3 billion (US$ 184 million) of our net non-performing assets including mortgage loans of Rs. 6.9 billion (US$ 135 million) during fiscal 2008 to asset reconstruction companies registered with the Reserve Bank of India. As a percentage of net customer assets, net non-performing assets were 1.7% at year-end fiscal 2009 compared to 1.4% at year-end fiscal 2008. Provisions including general provision on performing assets as required by the Reserve Bank of India as a percentage of gross customer assets were 2.5% at year-end fiscal 2009 compared to 2.2% at year-end fiscal 2008.

The following table sets forth, for the periods indicated, the composition of provision and contingencies, excluding provision for tax.

	Year ended March 31,
	2008		2009		2009		2009/2008 % change
	(in millions, except percentages)
Provisions for investments (including credit substitutes)(net)	Rs.	730	Rs.	6,305	US$	124	-
Provision for non-performing assets		25,552		37,707		741	47.6%
Provision for standard assets		2,172		1,409		28	(35.1)
Others		1,724		(304)		(6)	-
Total provisions and contingencies (excluding tax)	Rs.	30,178	Rs.	45,117	US$	887	49.5%

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

Provisions are made by ICICI Bank on standard, sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and unsecured portion of doubtful assets are provided/written off as per the extant Reserve Bank of India guidelines. Subject to the minimum provisioning levels prescribed by the Reserve Bank of India, provisions on homogeneous retail loans/receivables is assessed at a portfolio level, on the basis of days past due. See also “Business-Classification of loans”.

Provisions and contingencies (excluding provisions for tax) increased by 49.5% from Rs. 30.2 billion (US$ 593 million) in fiscal 2008 to Rs. 45.1 billion (US$ 886 million) in fiscal 2009, primarily due to a higher level of specific provisioning on non-performing retail loans, impairment provision for certain held to maturity investments and provision made for investment in Lehman Brothers and other investments held by ICICI Bank UK, offset, in part by the absence of general provision on standard assets.

Provision for investments increased from Rs. 0.7 billion (US$ 14 million) in fiscal 2008 to Rs. 6.3 billion (US$ 124 million) in fiscal 2009 primarily due to impairment provision for certain held to maturity investments and provision of Rs. 4.2 billion (US$ 83 million) made for investment in Lehman Brothers and other investments held by ICICI Bank UK.

Specific provisioning on non-performing assets increased primarily due to an increase in retail credit losses. The increase in retail credit losses primarily reflects the seasoning of the secured loan portfolio and relatively higher losses on unsecured portfolio.

The government of India issued guidelines for the implementation of the agriculture debt waiver and relief scheme for farmers on May 23, 2008 which have been implemented by us. Pursuant to the scheme, an aggregate amount of Rs. 2.7 billion (US$ 52 million) has been waived which is recoverable from government of India. Of the above, an amount of Rs. 773 million (US$ 15 million) has been received by March 31, 2009. Correspondingly amounts of Rs. 145 million (US$ 3 million) and Rs. 57 million (US$1 million) have been written back from excess non-performing assets provision and interest suspense account, respectively.

We did not make additional general provisions on standard assets pursuant to guidelines issued by the Reserve Bank of India which reduced the general provision requirement. However, these guidelines do not permit write-back of excess provisions already made and we therefore held a cumulative general provision of Rs. 14.4 billion (US$ 282 million) at year-end fiscal 2009 compared to the general provision requirement as per the revised guidelines, of Rs. 8.4 billion (US$ 165 million).

We offer various derivative products to our clients for their risk management purposes including options and swaps. We do not carry market risk on these client derivative positions as we cover ourselves in the inter-bank market. Profits or losses on account of currency movements on these transactions are on the account of corporates. In some of the cases, clients have filed suits against us disputing the transaction and the amounts to be paid. There have been some delays in payment to us in respect of a few companies. We have made provisions for the same. In May 2008, the Reserve Bank of India issued draft guidelines governing off-balance sheet exposures of banks. In August 2008, the Reserve Bank of India issued final guidelines on prudential norms for off-balance sheet exposures of banks. The guidelines require banks to treat unpaid amounts due for 90 days or more under derivative contracts as non-performing assets.

Tax Expense

Total tax expense was Rs. 15.9 billion (US$ 312 million) in fiscal 2009 as compared to Rs. 11.1 billion (US$ 218 million) in fiscal 2008. Income tax expense was Rs. 15.2 billion (US$ 299 million) in fiscal 2009 compared to Rs. 10.3 billion (US$ 202 million) in fiscal 2008. The effective tax rate of 30.6% in fiscal 2009 was higher compared to the effective tax rate of 24.3% in fiscal 2008, primarily due to change in mix of taxable profits, which had a lower component of income from dividend and capital gains. The effective income tax rate of 30.6% for fiscal 2009 was lower compared to the statutory tax rate of 33.99%, primarily due to the exempt dividend income, deduction towards special reserve and deduction of income of offshore banking unit.

As per the clarification issued by Insurance Regulatory and Development Authority, ICICI Prudential Life Insurance Company has created deferred tax assets of Rs. 1.0 billion (US$ 20 million) for fiscal  2009.

In accordance with the provisions of the Income Tax Act, 1961, companies are liable to pay additional income tax referred to as fringe benefit tax on the value of fringe benefits provided or deemed to be provided to their employees, computed as per the prescribed methodology. The fringe benefit tax expense decreased from Rs. 780 million (US$ 15.3 million) in fiscal 2008 to Rs. 659 million (US$ 13 million) in fiscal 2009. Fringe benefit tax on employee stock options is not included in the above as it is recovered from employees. The Finance Act, 2009 has abolished the levy of fringe benefit tax, effective fiscal 2010.

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At March 31,
	2008		2009		2009		2009/2008 % change
	(in millions, except percentages)
Cash and cash equivalents	Rs.	453,287	Rs.	350,614	US$	6,892	(22.7)%
Investments		1,600,468		1,481,070		29,115	(7.5)
Advances (net of provisions)		2,514,017		2,661,305		52,316	5.9
Fixed assets		46,783		44,975		884	(3.9)
Other assets		241,611		288,946		5,680	19.6
Total assets	Rs.	4,856,166	Rs.	4,826,910	US$	94,887	(0.6)%

Our total assets decreased marginally by 0.6% from Rs. 4,856.2 billion (US$ 95.5 billion) at year-end fiscal 2008 to Rs. 4,826.9 billion (US$ 94.9 billion) at year-end fiscal 2009, primarily due to a decrease in cash and cash equivalents by 22.7%. Net advances increased by 5.9% from Rs. 2,514.0 billion (US$ 49.4 billion) at year-end fiscal 2008 to Rs. 2,661.3 billion (US$ 52.3 billion) at year-end fiscal 2009, primarily due to an increase in advances of overseas branches and banking subsidiaries. Advances of overseas branches and subsidaries increased due to the impact of rupee depreciation on foreign currency denominated advances. Net advances of overseas branches (including offshore banking unit) decreased in US$ terms by 10.1% from US$ 11.9 billion at year-end fiscal 2008 to US$ 10.7 billion at year-end fiscal 2009. Net advances of overseas subsidaries increased in US$ terms by 55.1% from US$ 4.9 billion at year-end fiscal 2008 to US$ 7.6 billion at year-end fiscal 2009. Total investments at year-end fiscal 2009 decreased by 7.5% from Rs. 1,600.5 billion (US$ 31.5 billion) at year-end fiscal 2008 to Rs. 1,481.1 billion (US$ 29.1 billion), primarily due to a 13.2% decrease in statutory liquidity ratio investments from Rs. 786.6 billion (US$ 15.5 billion) at year-end fiscal 2008 to Rs. 683.0 billion (US$ 13.4 billion) at year-end fiscal 2009. Investments held to cover linked liabilities of ICICI Prudential Life Insurance Company increased by 15.1% from Rs. 248.5 billion (US$ 4.9 billion) at year-end fiscal 2008 to Rs. 286.1 billion (US$ 5.6 billion) at year-end fiscal 2009, primarily due to the increase in our insurance business.

Other assets increased by 19.6% from Rs. 241.6 billion (US$ 4.7 billion) at year-end fiscal 2008 to Rs. 288.9 billion (US$ 5.7 billion) at year-end fiscal 2009, primarily due to an increase in receivable on derivative transactions with customers, other income receivables and deferred tax assets. Deferred tax assets increased by 45.7% from Rs. 17.3 billion (US$ 340 million) at year-end fiscal 2008 to Rs. 25.2 billion (US$ 495 million) at year-end fiscal 2009, primarily due to an increase in deferred tax asset created on provision for loan losses.

Liabilities and Stockholders’ Equity

The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders’ equity.

	At March 31,
	2008		2009		2009		2009/2008 % change
	(in millions, except percentages)
Deposits	Rs.	2,769,832	Rs.	2,618,558	US$	51,475	(5.5)%
Borrowings		845,661		883,919		17,376	4.5
Other liabilities[1]		768,758		830,181		16,320	8.0
Proposed dividend (including corporate dividend tax) ……………………..		13,881		13,872		273	(0.1)
Minority interest		7,312		9,105		179	24.5
Total liabilities		4,405,444		4,355,635		85,623	(1.1)
Equity share capital		11,127		11,133		219	0.1
Preference share capital		3,500		3,500		69	-
Reserves and surplus		436,095		456,642		8,977	4.7
Total liabilities (including capital and reserves)	Rs.	4,856,166	Rs.	4,826,910	US$	94,888	(0.6)%

1.	Includes subordinated debt.

Deposits decreased by 5.5% from Rs. 2,769.8 billion (US$ 54.4 billion) at year-end fiscal 2008 to Rs. 2,618.6 billion (US$ 51.5 billion) at year-end fiscal 2009, primarily due to our conscious strategy of reducing wholesale term deposits. Term deposits decreased from Rs. 1,982.5 billion (US$ 39.0 billion) at year-end fiscal 2008 to Rs. 1,880.8 billion (US$ 37.0 billion) at year-end fiscal 2009 and savings deposits decreased from Rs. 537.6 billion (US$ 10.6 billion) at year-end fiscal 2008 to Rs. 515.1 billion (US$ 10.1 billion) at year-end fiscal 2009. Total deposits at year-end fiscal 2009 constituted 69.4% of our funding (i.e. deposit, borrowings and subordinated debts). Borrowings (including subordinated debt) increased by 8.2% from Rs. 1,069.7 billion (US$ 21.0 billion) at year-end fiscal 2008 to Rs. 1,157.2 billion (US$ 22.7 billion) at year-end fiscal 2009, primarily due to capital-eligible borrowings, in the nature of subordinated debt and the impact of rupee depreciation on foreign currency denominated borrowings. Minority interest increased by 24.5% from Rs. 7.3 billion (US$ 144 million) at year-end fiscal 2008 to Rs. 9.1 billion (US$ 179 million) at year-end fiscal 2009, primarily due to increase of Rs. 7.2 billion (US$ 141 million) in share capital and reserves of our insurance subsidiaries. Stockholders’ equity increased from Rs. 447.2 billion (US$ 8.8 billion) at year-end fiscal 2008 to Rs. 467.8 billion (US$ 9.2 billion) at year-end fiscal 2009 primarily due to the profit for fiscal 2009, offset in part by dividend payment on equity shares.

Fiscal 2008 to Fiscal 2007

Summary

Net profit increased by 23.1% from Rs. 27.6 billion (US$ 543 million) in fiscal 2007 to Rs. 34.0 billion (US$ 668 million) in fiscal 2008, primarily due to a 31.6% increase in net interest income and a 49.5% increase in non-interest income, offset in part, by a 50.1% increase in non-interest expenses and a 32.5% increase in provisions. The increase in provisions was primarily due to a higher level of specific provisioning on retail and rural non-performing loans, offset, in part by lower general provision on loans.

Net interest income increased by 31.6% from Rs. 63.3 billion (US$ 1.2 billion) in fiscal 2007 to Rs. 83.3 billion (US$ 1.6 billion) in fiscal 2008, reflecting an increase of 32.9% in the average volume of interest-earning assets.

Non-interest income increased by 49.5% from Rs. 173.6 billion (US$ 3.4 billion) in fiscal 2007 to Rs. 259.6 billion (US$ 5.1 billion) in fiscal 2008, primarily due to a 142.1% increase in profit on sale of investments, a 68.1% increase in income from insurance business and 24.3% increase in commission, exchange and brokerage.

Non-interest expense increased by 50.1% from Rs. 180.1 billion (US$ 3.5 billion) in fiscal 2007 to Rs. 270.4 billion (US$ 5.3 billion) in fiscal 2008 primarily due to an increase of 71.3% in expenses pertaining to insurance business, 50.6% in employee expenses and 34.4% in other administrative expenses.

Provisions and contingencies (excluding provisions for tax) increased by 32.5% from Rs. 22.8 billion (US$ 448 million) in fiscal 2007 to Rs. 30.2 billion (US$ 594 million) in fiscal 2008 primarily due to a higher level of specific provisioning on retail and rural non-performing loans offset in part by a reduction in general provision on loans due to one time impact of revised guidelines on provisioning on standard assets issued by the Reserve Bank of India in fiscal 2007. The increase in retail non-performing loans was primarily due to change in the portfolio mix towards non-collateralized loans and seasoning of the loan portfolio.

Gross restructured loans decreased by 4.0% from Rs. 50.4 billion (US$ 991million) at year-end fiscal 2007 to Rs. 48.4 billion (US$ 951million) at year-end fiscal 2008. Gross non-performing assets increased by 83.2% from Rs. 42.6 billion (US$ 837 million) at year-end fiscal 2007 to Rs. 78.0 billion (US$ 1.5 billion) at year-end fiscal 2008 primarily due to increase in retail non-performing loans due to change in the portfolio mix towards non-collateralized loans and seasoning of the retail loan portfolio.

Total assets increased by 23.1% from Rs. 3,943.3 billion (US$ 77.5 billion) at year-end fiscal 2007 to Rs. 4,856.2 billion (US$ 95.5 billion) at year-end fiscal 2008 primarily due to an increase in advances by 18.9% and an increase in investments by 32.7%.

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Year ended March 31,
	2007		2008		2008		2008/2007 % change
	(in millions, except percentages)
Interest income(1)	Rs.	240,026	Rs.	340,950	US$	6,702	42.0%
Interest expense		(176,757)		(257,670)		(5,065)	45.8
Net interest income	Rs.	63,269	Rs.	83,280	US$	1,637	31.6%

(1)	Net of amortization of premium on government securities.

Net interest income (net of amortization of premium on government securities) increased by 31.6% from Rs. 63.3 billion (US$ 1.2 billion) in fiscal 2007 to Rs. 83.3 billion (US$ 1.6 billion) in fiscal 2008 reflecting mainly the following:

•	an increase of Rs. 899.0 billion (US$ 17.7 billion) or 32.9% in the average volume of interest-earning assets; and

•	net interest margin of 2.3% in fiscal 2008 ,remaining the same as in fiscal 2007.

The average volume of interest-earning assets increased by 32.9% or Rs. 899.0 billion (US$ 17.7 billion) from Rs. 2,728.5 billion (US$ 53.6 billion) during fiscal 2007 to Rs. 3,627.6 billion (US$ 71.3 billion) during fiscal 2008, primarily due to an increase in average advances by Rs. 520.8 billion (US$ 10.2 billion) and an increase in average investments by Rs. 238.4 billion (US$ 4.7 billion). Average advances increased by 29.5% from Rs. 1,763.9 billion (US$ 34.7 billion) in fiscal 2007 to Rs. 2,284.7 billion (US$ 44.9 billion) in fiscal 2008 primarily due to increase in advances of international branches and banking subsidiaries. The increase in average investments was primarily due to increased investment in government securities and an increase in other investments by banking subsidiaries.

Interest income, net of amortization of premium on government securities, increased by 42.0% from Rs. 240.0 billion (US$ 4.7 billion) for fiscal 2007 to Rs. 341.0 billion (US$ 6.7 billion) for fiscal 2008 primarily due to an increase of 32.9% in the average volume of total interest-earning assets from Rs. 2,728.5 billion (US$ 53.6 billion) during fiscal 2007 to Rs. 3,627.6 billion (US$ 71.3 billion) during fiscal 2008. The overall yield on average interest-earning assets increased from 8.8% for fiscal 2007 to 9.4% for fiscal 2008 primarily due to an increase in yield on advances from 9.6% for fiscal 2007 to 10.5% for fiscal 2008 and an increase in yield on investments from 7.4% for fiscal 2007 to 8.7% for fiscal 2008. The yield on advances increased due to an increase in lending rates in line with the general increase in interest rates. This was partly offset by an increase in the cash reserve ratio by the Reserve Bank of India by 150 basis points during the year resulting in an adverse impact on yields. The Reserve Bank of India increased the cash reserve ratio requirement for banks from 6.5% at the beginning of fiscal 2008 to 9.0% at year-end fiscal 2008. Further, effective April 13, 2007, the Reserve Bank of India discontinued the interest payment on the balances maintained under the cash reserve ratio requirement. As a result, in fiscal 2008 we did not earn interest income on the cash reserve ratio requirement of 7.5% of net demand and time liabilities maintained in the form of balances with the Reserve Bank of India as compared to interest income of 1.4% on the lower cash reserve ratio requirement during fiscal 2007. This adversely impacted our net interest income and net interest margin in fiscal 2008.

Total interest expense increased by 45.8% from Rs. 176.8 billion (US$ 3.5 billion) during fiscal 2007 to Rs. 257.7 billion (US$ 5.1 billion) during fiscal 2008 primarily due to an increase of 29.4% in average interest-bearing liabilities from Rs. 2,707.5 billion (US$ 53.2 billion) in fiscal 2007 to Rs. 3,503.1 billion (US$ 68.9 billion) in fiscal 2008 and an increase in the cost of funds by 83 basis points from 6.5% in fiscal 2007 to 7.4% in fiscal 2008. Average deposits, with a cost of 7.4% for fiscal 2008, constituted 72.5% of total average interest-bearing liabilities compared to 74.4% of the total average interest-bearing liabilities with a cost of 6.2% for fiscal 2007. The cost of deposits increased by 120 basis points from 6.2% in fiscal 2007 to 7.4% in fiscal 2008 consequent to general increase in interest rates in the system, and in particular due to the tight systemic liquidity scenario during the quarter ended March 31, 2007, the impact of which was fully reflected during fiscal 2008. The average cost of total borrowings including subordinated debt decreased from 7.5% in fiscal 2007 to 7.3% in fiscal 2008 primarily due to an increase in the proportion of foreign currency borrowings in the total borrowings.

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

	Year ended March 31,
	2007		2008		2008		2008/2007 % change
	(in millions, except percentages)
Commission, exchange and brokerage	Rs.	54,432	Rs.	67,673	US$	1,330	24.3%
Profit/(loss) on sale of investments (net)		14,062		34,042		669	142.1
Profit/(loss) on revaluation of investments (net)		(1,790)		(4,788)		(94)	167.5
Profit/(loss) on sale of land, buildings and other assets (net)		351		613		12	74.6
Profit/(loss) on foreign exchange transactions (net)		8,435		1,280		25	(84.8)
Income pertaining to insurance business		95,126		159,920		3,144	68.1
Miscellaneous income (including lease income)		2,996		841		17	(72.0)
Total other income	Rs.	173,612	Rs.	259,581	US$	5,103	49.5%

Non-interest income increased by 49.5% for fiscal 2008 from Rs. 173.6 billion (US$ 3.4 billion) in fiscal 2007 to Rs. 259.6 billion (US$ 5.1 billion) primarily due to a 142.1% increase in profit on sale of investments from 14.1 billion (US$ 277 million) in fiscal 2007 to Rs. 34.0 billion (US$ 669 million) in fiscal 2008, a 68.1% increase in income pertaining to insurance business from Rs. 95.1 billion (US$ 1.9 billion) in fiscal 2007 to Rs. 159.9 billion (US$ 3.1 billion) in fiscal 2008 and a 24.3% increase in commission, exchange and brokerage from Rs. 54.4 billion (US$ 1.1 billion) in fiscal 2007 to Rs. 67.7 billion (US$ 1.3 billion) in fiscal 2008, offset, in part, by a decrease in the net profit on foreign exchange transactions from Rs. 8.4 billion (US$ 165 million) in fiscal 2007 to Rs. 1.3 billion (US$ 26 million) in fiscal 2008 and an increase in net loss on revaluation of investments from Rs. 1.8 billion (US$ 35 million) in fiscal 2007 to Rs. 4.8 billion (US$ 94 million) in fiscal 2008.

Profit on sale of investments increased by 142.1% from Rs. 14.1 billion (US$ 277 million) in fiscal 2007 to Rs. 34.0 billion (US$ 668 million) in fiscal 2008 primarily due to divestments of equity investments by us and by funds managed by ICICI Venture Funds Management Company Limited. The net loss on revaluation of investments was Rs. 4.8 billion (US$ 94 million) in fiscal 2008 as compared to Rs. 1.8 billion (US$ 35 million) in fiscal 2007 primarily due to mark-to-market losses on investments. At year-end fiscal 2008, our overseas branches and banking subsidiaries had an investment portfolio of Rs. 257.9 billion (US$ 5.1 billion) comprising mainly of bonds, certificate of deposits, mortgage backed securities, treasury bills, credit linked notes and asset backed commercial paper. In fiscal 2008, the mark-to-market losses due to widening of credit spreads and other losses on the investment portfolio aggregating to Rs. 4.6 billion (US$ 90 million) was made through the income statement. In addition, the mark-to-market loss on investment classified as “Available for sale securities” in our United Kingdom and Canadian subsidiaries of Rs. 5.7 billion (US$ 112 million) is directly reflected in the shareholders’ equity.

Income pertaining to insurance business representing premium income of our life and general insurance subsidiaries increased by 68.1% from Rs. 95.1 billion (US$ 1.9 billion) in fiscal 2007 to Rs. 159.9 billion  (US$ 3.1 billion) in fiscal 2008. The income pertaining to insurance business includes Rs. 141.3 billion (US$ 2.8 billion) from our life insurance business and Rs. 18.6 billion (US$ 366 million) from our general insurance business. The new business premium (on weighted received premium basis) of ICICI Prudential Life Insurance Company increased by 68.3% from Rs. 39.7 billion (US$ 780 million) in fiscal 2007 to Rs. 66.8 billion (US$ 1.3 billion) in fiscal 2008. The gross written premium (excluding share of motor third party insurance pool) of ICICI Lombard General Insurance Company increased by 11.4% from Rs. 30.0 billion (US$ 590 million) in fiscal 2007 to Rs. 33.5 billion (US$ 659 million) in fiscal 2008. The industry witnessed a slowdown in growth on account of de-tariffing of the general insurance industry whereby insurance premiums were freed from price controls, resulting in a significant reduction in premium rates. The industry also witnessed the formation of the motor third party insurance pool for third party insurance of commercial vehicles. Accordingly, all general insurance companies are required to cede 100% of premiums collected and claims incurred for this segment to the pool. At the end of the year, the results of the pool are shared by all insurance companies in proportion to their overall market share in the industry.

Commission, exchange and brokerage increased by 24.3% from Rs. 54.4 billion (US$ 1.1 billion) in fiscal 2007 to Rs. 67.7 billion (US$ 1.3 billion) in fiscal 2008 primarily due to a growth in fee income from structuring and advisory fees, fees from international operations, third party distribution fees and fee income from small enterprises. Commission, exchange and brokerage of our United Kingdom subsidiary increased from Rs. 1.7 billion (US$ 33 million) in fiscal 2007 to Rs. 4.0 billion (US$ 79 million) in fiscal 2008 primarily due to an increase in the advisory and structuring fees. Commission, exchange and brokerage of our security broking and primary dealership subsidiaries increased from Rs. 6.7 billion (US$ 132 million) in fiscal 2007 to Rs. 7.6 billion (US$ 149 million) in fiscal 2008 primarily due to increase in equity brokerage and investment banking fees.

Income from foreign exchange transactions decreased by 84.8% from Rs. 8.4 billion (US$ 165 million) in fiscal 2007 to Rs. 1.3 billion (US$ 26 million) in fiscal 2008 primarily due to mark-to-market and realized loss of Rs. 6.8 billion (US$ 134 million) on ICICI Bank’s credit derivative portfolio. At March 31, 2008, ICICI Bank had a credit derivative portfolio of Rs. 62.8 billion (US$ 1.2 billion), including funded investments of Rs. 12.2 billion (US$ 240 million) in credit derivative instruments such as credit default swaps, credit linked notes and collateralized debt obligations. The majority of the underlying exposure is to Indian corporates.

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Year ended March 31,
	2007		2008		2008		2008/2007 % change
	(in millions, except percentages)
Payments to and provisions for employees	Rs.	26,365	Rs.	39,698	US$	780	50.6%
Depreciation on own property		4,272		4,973		98	16.4
Auditor’s fees and expenses		64		100		2	55.6
Other administrative expenses		48,588		65,299		1,284	34.4
Operating expenses		79,289		110,070		2,164	38.8
Direct marketing agency expenses		15,602		15,750		310	0.9
Depreciation on leased assets		1,883		1,821		36	(3.3)
Expenses pertaining to insurance business		83,358		142,793		2,807	71.3
Total non-interest expenses	Rs.	180,132	Rs.	270,434	US$	5,317	50.1%

Non-interest expense increased by 50.1% from Rs. 180.1 billion (US$ 3.5 billion) in fiscal 2007 to Rs. 270.4 billion (US$ 5.3 billion) in fiscal 2008 primarily due to a 71.3% increase  in expenses pertaining to the insurance business and 50.6% increase in employee expenses.

Expenses pertaining to insurance business, representing provisions for claims, contribution to linked business, commissions paid and reserving for actuarial liability increased by 71.3% from Rs. 83.4 billion (US$ 1.6 billion) in fiscal 2007 to Rs. 142.8 billion (US$ 2.8 billion) in fiscal 2008 primarily due to higher business levels in fiscal 2008. The provisions for claims are determined based on actuarial valuation. In line with Indian accounting norms for insurance companies we do not amortize the customer acquisition cost, but account for the expenses upfront.

Employee expenses increased by 50.6% from Rs. 26.4 billion (US$ 519 million) in fiscal 2007 to Rs. 39.7 billion (US$ 780 million) in fiscal 2008, primarily due to an increase in employee base and an annual increase in salaries and other employee benefits. The employee expenses for ICICI Bank increased by 28.6% from Rs. 16.2 billion (US$ 318 million) in fiscal 2007 to Rs. 20.8 billion (US$ 409 million) in fiscal 2008 primarily due to a 22.1% increase in employee base from 33,321 at year-end fiscal 2007 to 40,686 at year-end fiscal 2008 and an annual increase in salaries and other employee benefits. The employee expenses for ICICI Prudential Life Insurance Company increased by 100.0% from Rs. 5.2 billion (US$ 102 million) in fiscal 2007 to Rs. 10.4 billion (US$ 204 million) in fiscal 2008 primarily due to a 77.6% increase in number of employees from 16,317 at year-end fiscal 2007 to 28,973 at year-end fiscal 2008. The employee expenses for ICICI Lombard General Insurance Company increased by 29.2% from Rs. 2.4 billion (US$ 47 million) in fiscal 2007 to Rs. 3.1 billion (US$ 61 million) in fiscal 2008 primarily due to a 16.8% increase in number of employees from 4,770 at year-end fiscal 2007 to 5,570 at year-end fiscal 2008. The increase in employees was commensurate with the growth in businesses.

Other administrative expenses increased by 34.4% from Rs. 48.6 billion (US$ 955 million) in fiscal 2007 to Rs. 65.3 billion (US$ 1.3 billion) in fiscal 2008 primarily due to an increase in rent, taxes and lighting expenses and an increase in expenses related to retail business of  ICICI Bank. The number of branches (excluding foreign branches and offshore banking units) and extension counters of ICICI Bank in India increased from 755 at year-end fiscal 2007 to 1,262 at year-end fiscal 2008. The number of ATMs increased from 3,271 at year-end fiscal 2007 to 3,881 at year-end fiscal 2008. The number of branches and offices of our insurance subsidiaries increased from 803 at year-end fiscal 2007 to 2,219 at year-end fiscal 2008.

Direct marketing agency expenses of ICICI Bank increased from Rs. 15.6 billion (US$ 307 million) in fiscal 2007 to Rs. 15.7 billion (US$ 309 million) in fiscal 2008. We use marketing agents, called direct marketing agents or associates, for sourcing our retail assets. We include commissions paid to these direct marketing agents of our retail assets in non-interest expense. These commissions are expensed upfront and not amortized over the life of the loan.

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

The following table sets forth, at the dates indicated, certain information regarding restructured loans.

	At March 31,
	2007		2008		2008		2008/2007 % change
	(in millions, except percentages)
Gross restructured loans	Rs.	50,407	Rs.	48,411	US$	952	(4.0)%
Provisions for restructured loans		(1,581)		(1,572)		(31)	(0.6)
Net restructured loans		48,826		46,839		921	(4.1)
Gross customer assets		2,234,339		2,687,999		52,841	20.3
Net customer assets		2,209,078		2,642,697		51,950	19.6%
Gross restructured loans as a percentage of gross customer assets		2.3%		1.8%
Net restructured loans as a percentage of net customer assets		2.2%		1.8%

Gross restructured loans decreased by 4.0% from Rs. 50.4 billion (US$ 991 million) at year-end fiscal 2007 to Rs. 48.4 billion (US$ 951 million) at year-end fiscal 2008. As a percentage of net customer assets, net restructured loans were 1.8% at year-end fiscal 2008 compared to 2.2% at year-end fiscal 2007.

The following table sets forth, at the dates indicated, certain information regarding non-performing assets.

	At March 31,
	2007		2008		2008		2008/2007 % change
	(in millions, except percentages)
Gross non-performing assets	Rs.	42,557	Rs.	77,963	US$	1,532	83.2%
Provisions for non-performing assets		(22,249)		(42,031)		(826)	88.9
Net non-performing assets		20,308		35,932		706	76.9
Gross customer assets		2,234,339		2,687,999		52,841	20.3
Net customer assets		2,209,078		2,642,697		51,950	19.6%
Gross non-performing assets as a percentage of gross customer assets		1.9%		2.9%
Net non-performing assets as a percentage of net customer assets		0.9%		1.4%

Gross non-performing assets increased by 83.2% from Rs. 42.6 billion (US$ 837 million) at year-end fiscal 2007 to Rs. 78.0 billion (US$ 1.5 billion) at year-end fiscal 2008 primarily due to an increase in retail non-performing loans due to a change in the portfolio mix towards non-collateralized loans and seasoning of the retail loan portfolio. We sold Rs. 9.3 billion (US$ 183 million) including mortgage loans of Rs. 6.9 billion (US$ 136 million) of our net non-performing assets during fiscal 2008. As a percentage of net customer assets, net non-performing assets were 1.4% at year-end fiscal 2008 compared to 0.9% at year-end fiscal 2007. Provisions including general provision on performing assets as required by the Reserve Bank of India as a percentage of gross customer assets were 2.2% at year-end fiscal 2008 compared to 1.7% at year-end fiscal 2007.

The following table sets forth, for the period indicated, the composition of provision and contingencies, excluding provision for tax.

	Year ended March 31,
	2007		2008		2008		2008/2007 % change
	(in millions, except percentages)
Provisions for investments (including credit substitutes)(net)	Rs.	384	Rs.	730	US$	14	90.1%
Provision for non-performing assets		14,553		25,552		502	75.6
Provision for standard assets		7,529		2,172		43	(71.1)
Others		308		1,724		34	459.7
Total provisions and contingencies (excluding tax)	Rs.	22,774	Rs.	30,178	US$	593	32.5%

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

Provisions are made by ICICI Bank on standard, sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and unsecured portion of doubtful assets are provided/written off as per the extant Reserve Bank of India guidelines. Subject to the minimum provisioning levels prescribed by the Reserve Bank of India, provisions on homogeneous retail loans/ receivables is assessed at a portfolio level, on the basis of days past due. See also “Business-Classification of loans”.

Provisions and contingencies (excluding provisions for tax) increased by 32.5% from Rs. 22.8 billion (US$ 448 million) in fiscal 2007 to Rs. 30.2 billion (US$ 594 million) in fiscal 2008 primarily due to higher level of specific provisioning on retail and rural loans, offset in part by lower general provisions due to lower growth in the loan portfolio relative to fiscal 2007. Specific provisioning on non-performing loans increased in fiscal 2008 compared to fiscal 2007 primarily due to increase in retail and rural non-performing loans. The increase in retail non-performing loans primarily reflects the seasoning of the loan portfolio and the change in the portfolio mix towards non-collateralized retail loans, which have higher yields as well as higher credit losses. General provision on standard assets decreased by 71.1% from Rs. 7.5 billion (US$ 147 million) in fiscal 2007 to Rs. 2.2 billion  (US$ 43 million) in fiscal 2008 primarily due to one time impact of revised guidelines on provisioning on standard assets issued by the Reserve Bank of India in fiscal 2007.

We offer various derivative products to our clients for their risk management purposes including options and swaps. We do not carry market risk on these client derivative positions as we cover ourselves in the inter-bank market. Profits or losses on account of currency movements on these transactions are on the account of corporates. In some of the cases, clients have filed suits against us disputing the transaction and the amounts to be paid. There have been some delays in payment to us in respect of few companies. We have made provisions for the same. In May 2008, the Reserve Bank of India issued draft guidelines governing off-balance sheet exposures of banks. In August 2008, the Reserve Bank of India issued final guidelines on prudential norms for off-balance sheet exposures of banks. The guidelines require banks to treat only unpaid amounts due for 90 days or more under derivative contracts as non-performing assets. Further, banks’ derivative and gold exposures would attract provisioning requirement as applicable to the loan assets in the standard asset category. Banks are also expected to compute their credit exposures, arising on account of the interest rate and foreign exchange derivative transactions and gold, using the current exposure method.

Tax Expense

Total tax expense was Rs. 11.1 billion (US$ 218 million) in fiscal 2008 compared to Rs. 7.6 billion (US$ 149 million) in fiscal 2007. Income tax expense was Rs. 10.3 billion (US$ 202 million) in fiscal 2008 compared to Rs. 7.0 billion (US$ 138 million) in fiscal 2007. The effective rate of income tax expense was 24.3% for fiscal 2008 compared to the effective rate of income tax expense of 20.7% for fiscal 2007. The effective income tax rate of 24.3% for fiscal 2008 was lower compared to the statutory tax rate of 33.99% primarily due to the concessional rate of tax on capital gains, exemption of dividend income, deduction towards special reserve and deduction of income of offshore banking unit.

ICICI Prudential Life Insurance Company has been informed by Insurance Regulatory and Development Authority that they are in the process of examining various issues relating to the creation of deferred tax asset by insurance companies and the applicability of Accounting Standard 22 on “Accounting for Taxes on Income” issued by the Institute of Chartered Accountants of India specifically to the insurance sector. In case the final decision of the Insurance Regulatory and Development Authority disallows the creation of deferred tax asset by ICICI Prudential Life Insurance Company, the deferred tax asset created would be reversed.

The Finance Act, 2005 imposed an additional income tax on companies called fringe benefit tax. Pursuant to this Act, companies are deemed to have provided fringe benefits to the employees if certain defined expenses are incurred. A portion of these expenses is deemed to be a fringe benefit to the employees and subjects us to tax at a rate of 30%, exclusive of applicable surcharge and cess. This tax is effective from April 1, 2005. The fringe benefit tax expense was Rs. 780 million (US$ 15 million) in fiscal 2008 compared to Rs. 587 million (US$ 12 million) in fiscal 2007.

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At March 31,
	2007		2008		2008		2008/2007 % change
	(in millions, except percentages)
Cash and cash equivalents	Rs.	396,891	Rs.	453,287	US$	8,911	14.2%
Investments		1,206,167		1,600,468		31,462	32.7
Advances (net of provisions)		2,113,994		2,514,017		49,420	18.9
Fixed assets		43,402		46,783		920	7.8
Other assets		182,893		241,611		4,750	32.1
Total assets	Rs.	3,943,347	Rs.	4,856,166	US$	95,462	23.1%

Our total assets increased by 23.1% from Rs. 3,943.3 billion (US$ 77.5 billion) at year-end fiscal 2007 to Rs. 4,856.2 billion (US$ 95.5 billion) at year-end fiscal 2008, primarily due to an increase in advances, investments and other assets. Net advances increased by 18.9% from Rs. 2,114.0 billion (US$ 41.6 billion) at year-end fiscal 2007 to Rs. 2,514.0 billion (US$ 49.4 billion) at year-end fiscal 2008 primarily due to an increase in advances of overseas branches and banking subsidiaries. Total investments increased by 32.7% from Rs. 1,206.2 billion (US$ 23.7 billion) at year-end fiscal 2007 to Rs. 1,600.5 billion (US$ 31.5 billion) at year-end fiscal 2008 primarily due to 13.0% increase in investments in government and other approved securities in India from Rs. 696.4 billion (US$ 13.7 billion) at year-end fiscal 2007 to Rs. 786.7 billion (US$ 15.5 billion) at year-end fiscal 2008 in line with the increase in our net demand and time liabilities and 56.5% increase in other investments (including bonds and other mortgage securities) from Rs. 273.4 billion (US$ 5.4 billion) to Rs. 427.9 billion (US$ 8.4 billion). Investments held to cover linked liabilities of ICICI Prudential Life Insurance Company increased by 92.8% from Rs. 128.9 billion (US$ 2.5 billion) at year-end fiscal 2007 to Rs. 248.5 billion (US$ 4.9 billion) at year-end fiscal 2008 primarily due to increase in our insurance business. Banks in India are required to maintain a specified percentage, 25% at year-end fiscal 2008, of their net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities.

Other assets increased by 32.1% from Rs. 182.9 billion (US$ 3.6 billion) at year-end fiscal 2007 to Rs. 241.6 billion (US$ 4.7 billion) at year-end fiscal 2008, primarily due to an increase in receivables with respect to interest and fee income, sale of investments and deferred tax assets of ICICI Bank, India. Deferred tax assets increased by 124.7% from Rs. 7.7 billion (US$ 151 million) at year-end fiscal 2007 to Rs. 17.3 billion (US$ 340 million) at year-end fiscal 2008 primarily due to an increase in deferred tax asset created on incremental provision for loan losses.

Liabilities and Stockholders’ Equity

The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders’ equity.

	At March 31,
	2007		2008		2008		2008/2007 % change
	(in millions, except percentages)
Deposits	Rs.	2,486,136	Rs.	2,769,832	US$	54,449	11.4%
Borrowings		616,595		845,661		16,624	37.1
Other liabilities[1]		581,742		768,758		15,112	32.1
Proposed dividend (including corporate dividend tax) ……………………..		10,628		13,881		273	30.6
Minority interest		5,096		7,312		144	43.5
Total liabilities		3,700,197		4,405,444		86,602	19.1
Equity share capital		8,993		11,127		219	23.7
Preference share capital		3,500		3,500		69	0.0
Reserves and surplus		230,657		436,095		8,573	89.1
Total liabilities (including capital and reserves)	Rs.	3,943,347	Rs.	4,856,166	US$	95,462	23.1%

1.	Includes subordinated debt.

Deposits increased by 11.4% from Rs. 2,486.1 billion (US$ 48.9 billion) at year-end fiscal 2007 to Rs. 2,769.8 billion (US$ 54.4 billion) at year-end fiscal 2008 primarily due to an increase in savings deposit by 43.2% from Rs. 375.3 billion (US$ 7.4 billion) to Rs. 537.6 billion (US$ 10.6 billion) at year-end fiscal 2008 and increase in time deposit by 4.5% from Rs. 1,896.3 billion (US$ 37.3 billion) at year-end fiscal 2007 to Rs. 1,982.5 billion (US$ 39 billion) at year-end fiscal 2008. Total deposits at year-end fiscal 2008 constituted 72.1% of our funding (i.e. deposit, borrowings and subordinated debts). Borrowings (excluding subordinated debt) increased by 37.1% from Rs. 616.6 billion (US$ 12.1 billion) at year-end fiscal 2007 to Rs. 845.7 billion (US$ 16.6 billion) at year-end fiscal 2008 primarily due to increase in foreign currency borrowings of our international branches and banking subsidiaries. Minority interest increased by 43.5% from Rs. 5.1 billion (US$ 100 million) at year-end fiscal 2007 to Rs. 7.3 billion (US$ 143 million) at year-end fiscal 2008 primarily due to an increase of Rs. 8.0 billion (US$ 157 million) in share capital and reserves of our insurance subsidiaries. Stockholders’ equity increased from Rs. 239.7 billion (US$

4.7 billion) at year-end fiscal 2007 to Rs. 447.2 billion (US$ 8.8 billion) at year-end fiscal 2008 primarily due to follow-on public offering and ADS offering aggregating Rs. 199.7 billion (US$ 3.9 billion) during the year.

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

	Notional principal amounts								Balance sheet credit exposure(1)
	At March 31								At March 31
	2007		2008		2009		2009		2007		2008		2009		2009
	(in millions)
Interest rate products:
Swap agreements	Rs.	3,454,593	Rs.	7,440,119	Rs.	3,277,582	US$	64,431	Rs.	10,595	Rs.	30,346	Rs.	10,134	US$	199
Others		1,044		115,266		236,732		4,653		-		72		1,201		24
Total interest rate products	Rs.	3,455,637	Rs.	7,555,385	Rs.	3,514,314	US$	69,084	Rs.	10,595	Rs.	30,418	Rs.	11,335	US$	223
Foreign exchange products:
Forward contracts	Rs.	248,088	Rs.	2,086,254	Rs.	2,429,365	US$	47,756	Rs.	1,140	Rs.	(2,402)	Rs.	1,173	US$	23
Swap agreements		1,005,899		1,158,421		662,172		13,017		750		(1,046)		15,855		312
Others		822,707		1,681,353		643,024		12,641		(620)		426		9,249		182
Total foreign exchange products	Rs.	2,076,694	Rs.	4,926,028	Rs.	3,734,561	US$	73,414	Rs.	1,270	Rs.	(3,022)	Rs.	26,277	US$	517

(1)	Denotes the mark-to-market impact of the derivative and foreign exchange products on the reporting date.

The notional principal amount of interest rate products decreased to Rs. 3,514.3 billion (US$ 69.1 billion) at year-end fiscal 2009 compared to Rs. 7,555.4 billion (US$ 148.5 billion) at year-end fiscal 2008. The notional principal amount of foreign exchange products decreased to Rs. 3,734.6 billion (US$ 73.4 billion) at year-end fiscal 2009 compared to Rs. 4,926.0 billion (US$ 96.8 billion) at year-end fiscal 2008. The significant decrease in volumes of interest rate swaps was primarily due to pre-termination of derivative contracts with clients during fiscal 2009 on account of volatility in the currency markets. This involved pre-termination of inter-bank swap deals. There was also significant decline in trading volumes of interest rate swaps and currency options on account of general slowdown in corporate business in the second half of fiscal 2009.

An interest rate swap does not entail exchange of notional principal and the cash flow arises on account of the difference between the interest rate pay and receive legs of the swap which is generally much lower than the notional principal of the swap. A large proportion of interest rate swaps, currency swaps and forward exchange contracts are on account of market making which involves providing regular two-way prices to customers or inter-bank counter-parties. This results in generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio. For example, if a transaction entered into with a customer is covered by an exactly opposite transaction entered into with another counter-party, the net market risk of the two transactions will be zero whereas, the notional principal of the portfolio will be the sum of both transactions. We have also dealt in credit derivative instruments including credit default swaps, credit linked notes, collateralized debt obligations and principal protected structures. The notional principal amount of these credit derivatives outstanding at year-end fiscal 2009 was Rs. 33,703 million (US$ 663 million) in funded instruments and Rs. 38,713 million (US$ 761 million) in non-funded instruments which includes Rs. 201 million (US$ 4 million) of protection bought by us. The notional principal amount of these credit derivatives outstanding at year-end fiscal 2008 was Rs. 27,068 million (US$ 532 million) in funded instruments and Rs. 58,598 million (US$ 1,152 million) in non-funded instruments which included Rs. 201 million (US$ 4 million) of protection bought by us. At August 31, 2009 the notional principal amount of these credit derivatives outstanding was Rs. 33,703 million (US$ 663 million) in funded instruments and Rs. 38,833 million (US$ 763 million) in non-funded instruments.

Securitization

We primarily securitize commercial loans through “pass-through” securitization transactions involving special purpose entities, usually constituted as trusts. After the securitization, we generally continue to maintain customer account relationships and service loans transferred to the securitization trusts. The securitization transactions are either with limited recourse or without recourse. In certain cases, we may enter into derivative transactions such as interest rate swaps with the contributors to the securitization trusts. In February 2006, the Reserve Bank of India issued guidelines on securitization of standard assets. In accordance with these guidelines, in effect since February 1, 2006, we account for any loss arising on securitization immediately at the time of sale and amortize the profit/premium arising on account of securitization over the life of the asset. Prior to February 1, 2006, profit arising on account of securitization was recorded at the time of sale.

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

Loan Commitments

We have outstanding undrawn commitments to provide loans and financing to customers. These loan commitments (including fund-based commitments fungible with non fund-based facilities) aggregated Rs. 868.3 billion (US$ 17.1 billion) at year-end fiscal 2009 compared to Rs. 733.5 billion (US$ 14.4 billion) at year-end fiscal 2008. The interest rate on a significant portion of these commitments is dependent on the lending rates prevailing on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are contingent upon the borrower’s ability to maintain specific credit standards.

Capital Commitments

We are obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. As of the balance sheet date, work had not been completed to this extent. Estimated amounts of contracts remaining to be executed on capital projects decreased from Rs. 18.0 billion (US$ 354 million) at year-end fiscal 2008 to Rs. 4.6 billion (US$ 90 million) at year-end fiscal 2009.

Operating Lease Commitments

We have commitments under long-term operating leases principally for premises. The following table sets forth, a summary of future minimum lease rental commitments at year-end fiscal 2009.

Lease rental commitments for fiscal	(in millions)

2010	Rs.	1,896
2011		1,686
2012		1,420
2013		1,044
2014		754
Thereafter		1,731
Total minimum lease commitments	Rs.	8,531

Guarantees

As a part of our project-financing and commercial banking activities, we have issued guarantees to enhance the credit standing of our customers. These generally represent irrevocable assurances that we will make payments in the event that the customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary where a customer fails to perform a non-financial contractual obligation. The guarantees are generally for a period not exceeding 10 years. The credit risks associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. We have the same appraisal process for guarantees as that for any other loan product. Guarantees increased by 27.3% from Rs. 466.7 billion (US$ 9.2 billion) at year-end fiscal 2008 to Rs. 594.4 billion (US$ 11.7 billion) at year-end fiscal 2009.

The following table sets forth, at the dates indicated, guarantees outstanding.

	At March 31,
	2007		2008		2008/2007 % change	2009		2009		2009/2008 % change
	(in millions, except percentages)
Financial guarantees(1)	Rs.	116,303	Rs.	163,745	40.8%	Rs.	175,455	US$	3,449	7.2%
Performance guarantees(2)		195,272		302,988	55.2%		418,903		8,235	38.3%
Total guarantees	Rs.	311,575	Rs.	466,733	49.8%	Rs.	594,358	US$	11,684	27.3%

(1)	Consists of instruments guaranteeing the timely contractual payment of loan obligations, primarily to foreign lenders on behalf of project companies.

(2)	Consists of instruments guaranteeing the performance by a company of an obligation, such as exports.

The following table sets forth contractual obligations on long-term debt, operating lease and guarantees at year-end fiscal 2009.

	Payments due by period
Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in millions)
Long-term debt obligations	Rs.	986,696	Rs.	116,368	Rs.	329,605	Rs.	221,602	Rs.	319,121
Operating lease obligations		8,531		1,896		3,106		1,798		1,731
Guarantees
Financial guarantees		175,455		100,009		50,892		15,055		9,499
Performance guarantees		418,903		151,477		190,590		62,474		14,361
Total	Rs.	1,589,585	Rs.	369,750	Rs.	574,193	Rs.	300,930	Rs.	344,712

Capital Resources

ICICI Bank is subject to the capital adequacy norms stipulated by the Reserve Bank of India guidelines on Basel II with effect from year-end fiscal 2008. Prior to year-end fiscal 2008, the Bank was subject to the capital adequacy norms as stipulated by the Reserve Bank of India guidelines on Basel I. The Reserve Bank of India guidelines on Basel II require the Bank to maintain a minimum ratio of total capital to risk weighted assets of 9.0%, with a minimum Tier I capital adequacy ratio of 6.0%. The total capital adequacy ratio of the Bank at a standalone level at year-end fiscal 2009 as per the Reserve Bank of India guidelines on Basel II was 15.5% with a Tier I capital adequacy ratio of 11.8%.

Under Pillar 1 of the Reserve Bank of India guidelines on Basel II, the Bank follows the standardized approach for credit and market risk and basic indicator approach for operational risk. The Bank is in the process of finalizing a roadmap for adoption of the advanced approaches.

In view of its transitional arrangements to the Basel II framework, the Reserve Bank of India has prescribed a parallel run under which the Bank calculates capital adequacy under both Basel I and Basel II. Further at year-end fiscal 2009, the Bank is required to maintain capital adequacy based on the higher of the minimum capital required under Basel II or at 90.0% of the minimum capital required under Basel I. The computation under Basel II guidelines results in a higher minimum capital requirement as compared to Basel I and hence as a result the capital adequacy at year-end fiscal 2009 has been maintained and reported by the Bank as per Basel II guidelines.

The following table sets forth, at the dates indicated, risk-based capital, risk-weighted assets and risk-based capital adequacy ratios computed in accordance with the Reserve Bank of India guidelines under the Basel I and Basel II and based on ICICI Bank’s unconsolidated financial statements prepared in accordance with Indian GAAP.

	As per the Reserve Bank of India guidelines under Basel I						As per the Reserve Bank of India guidelines under Basel II
	At year-end fiscal
	2008		2009		2009		2008		2009		2009
	In million
Tier I capital	Rs.	381,340	Rs.	420,098	US$	8,258	Rs.	421,724	Rs.	421,968	US$	8,295
Tier II capital		121,212		129,716		2,550		78,861		131,585		2,587
Total capital		502,552		549,814		10,808		500,585		553,553		10,882

Credit risk- risk weighted assets	Rs.	2,998,084	Rs.	3,171,942	US$	62,354	Rs.	3,173,325	Rs.	3,151,951	US$	61,961
Market risk- risk weighted assets		369,463		281,437		5,532		258,741		206,977		4,069
Operational risk- risk weighted assets		-		-				152,500		205,702		4,044
Total risk weighted assets	Rs.	3,367,547	Rs.	3,453,379	US$	67,886	Rs.	3,584,566	Rs.	3,564,630	US$	70,073

Tier I capital adequacy ratio		11.3%		12.1%				11.8%		11.8%
Tier II capital adequacy ratio		3.6%		3.8%				2.2%		3.7%
Total capital adequacy ratio		14.9%		15.9%				14.0%		15.5%

The Bank has an internal capital adequacy assessment process, which involves determining the adequate capitalization level for the Bank to meet the regulatory norms (Basel II) and the current and future business needs. Stress testing which is a key aspect of the internal capital adequacy assessment process seeks to analyze the impact of extreme but plausible scenarios on the Bank’s risk profile and capital position and identify the consequent management actions that would be initiated to counter the impact of stress. Based on the board-approved stress testing framework, the Bank conducts stress tests on its various portfolios and assesses the impact on its capital ratios and the adequacy of capital buffers for current and future periods. The Bank periodically assesses and refines its stress tests in an effort to ensure they capture material risks as well as reflect possible extreme market moves that could arise as a result of the development of prevailing market conditions. Based on the assessment conducted under internal capital adequacy assessment process (including stress testing), the Bank has determined that it currently has adequate capital to support the risks associated with various business activities. See also “Basel II-Pillar 3 disclosures (consolidated)” filed as exhibit to this report.

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

Most of our incremental funding requirements are met through short-term funding sources, primarily in the form of deposits including inter-bank deposits. However, a large portion of our assets, primarily our corporate and project finance and home loan portfolio, have medium or long-term maturities, creating a potential for funding mismatches. We actively monitor our liquidity position and attempt to maintain adequate liquidity at all times to meet all requirements of all depositors and bondholders, while also meet the credit demand of our customers.  Another source of liquidity risk is the put options written by us on the loans, which we have securitized. These options are binding on us and require us to purchase, upon request of the holders, securities issued in such securitized transactions. The options seek to provide liquidity to the security holders. If exercised, we will be obligated to purchase the securities at the pre-determined exercise price. All put options were out-of-the-money for the holders.

We seek to establish a continuous information flow and an active dialogue between the funding and borrowing divisions of the organization to enable optimal liquidity management. A separate group is responsible for liquidity management. We are required to submit gap analysis on a monthly basis to the Reserve Bank of India. Pursuant to the Reserve Bank of India guidelines, the liquidity gap (if negative) must not exceed 20.0% of outflows in the 1-14 day and the 15-28 day time category. We prepare fortnightly maturity gap analysis to review our liquidity position. Static gap analysis is also supplemented by a dynamic analysis for the short-term, to enable the liability raising units to have a fair estimate of the short-term funding requirements. In addition, we also monitor certain liquidity ratios on a fortnightly basis. We have a liquidity contingency plan through which we monitor key indicators that could signal potential liquidity challenges, to enable us to take necessary measures to ensure sufficient liquidity.

We maintain diverse sources of liquidity to facilitate flexibility in meeting funding requirements. Incremental operations are principally funded by accepting deposits from retail and corporate depositors. The deposits are augmented by borrowings in the short-term inter-bank market and through the issuance of bonds. We also have recourse to the liquidity adjustment facility and the refinance window, which are short-term funding arrangements provided by the Reserve Bank of India. We generally maintain a substantial portfolio of liquid high quality securities that may be sold on an immediate basis to meet our liquidity needs. We also have the option of managing liquidity by borrowing in the inter-bank market on a short-term basis. The overnight market which is a significant part of the inter-bank market is susceptible to volatile interest rates. These interest rates on certain occasions have touched historical highs of 100.0% and above. To curtail reliance on such volatile funding, our liquidity management policy has stipulated daily limits for borrowing and lending in this market. The limit on daily borrowing is more stringent than the limit set by the Reserve Bank of India. ICICI Securities Primary Dealership like us, relies for a certain proportion of its funding on the inter-bank market for overnight money and is therefore also exposed to similar risk of volatile interest rates.

 Our liquid assets comprise nostro balances, overnight and other money market placements maturing within 90 days, government bonds and treasury bills that are held in excess of regulatory requirements, other money market investments such as commercial paper, certificate of deposits, banker’s acceptance & bearer depository notes, bills rediscounting, interbank participations, mutual fund investments and unutilized repurchase/ refinance lines. We deduct our short-term borrowings (borrowings with maturity upto one month) from the aggregate of these assets to determine our net liquid assets.

Our domestic operations in India and our overseas banking subsidiaries are funded primarily by deposits. Our international branches are funded primarily by bond issuances, syndicated loans, inter-bank funding and commercial paper, in addition to deposit taking subject to local regulations and have longer maturity assets relative to liabilities. The adverse conditions in international markets led to minimal activity among financial institutions. As a result, given challenges in credit, most transactions in these markets were restricted to tenors upto one year. We also experienced an increase in credit spreads on our existing outstanding bonds. We therefore limited fresh loan disbursements from our international branches and increased the focus on the deposits and inter-bank borrowings for managing liquidity. This was further supported through the deposit guarantee scheme that was made operational in various countries. Additionally, we continued to successfully raise funds through banker’s acceptance and access refinance from export credit agencies. Moreover, we were able to mobilize funds from the bilateral loan and US commercial paper market, although the tenor was limited to less than one year, while the credit spread reflected the prevalent conditions in the market. We have the ability to use our rupee liquidity in India to meet refinancing needs at our overseas branches, though this may be possible at a relatively high cost based on swap and exchange rates prevailing at the time of such refinancing. The Reserve Bank of India has also provided a swap facility to enable Indian banks to use rupee liquidity to meet refinancing needs at their international branches and subsidiaries. This facility is available until year-end fiscal 2010. We have so far not made use of this facility. We have not made any bond issuance since 2007. We have bought back, and from time to time may continue to buy back, some of our outstanding bonds at our discretion in the open market or in privately negotiated transactions depending on market conditions, interest rates and other factors.

The terms of our bond issuances and loans from other financial institutions and export credit agencies contain cross-default clauses, restrictions on our ability to merge or amalgamate with another entity and restrictions on our ability to prematurely redeem or repay such bonds or loans. The terms of our subordinated debt issuances eligible for inclusion in Tier I or Tier II capital include suspension of interest payments in the event of losses or capital deficiencies, and prohibition on redemption, even at maturity or on specified call option dates, without the prior approval of the Reserve Bank of India. We are currently not, and do not expect to be, in breach of any material covenants of our borrowings that would be construed as events of default under the terms of such borrowings.

There are restrictions on the use of liquidity maintained by our UK and Canada subsidiaries to meet our overall liquidity needs. The Office of the Superintendent of Financial Institutions (OSFI) has prescribed a limit of 100% on Tier I and Tier II capital, on the exposure to any single entity. ICICI Bank Canada has internally capped this exposure at 50% of the limit specified by OSFI. Financial Services Authority (“FSA”) of the United Kingdom has prescribed a limit of 25% of the large exposure capital base, on the exposure to an individual counterparty (or a group of connected counterparties). The Large Exposure Capital base is calculated as the sum of allowable Tier I and Tier II capital less any deductions required by the FSA. ICICI Bank UK has a capital base of US$ 1.00 billion at year-end fiscal 2009, resulting in a limit of US$ 250.0 million.

The successful management of credit, market and operational risk is an important consideration in managing our liquidity because it affects the evaluation of our credit ratings by rating agencies. Rating agencies may reduce or indicate their intention to reduce the ratings at any time. Recently, Moody’s Investors Service, an international rating agency has placed the ratings of 13 Indian banks, including us, on review for a possible downgrade following their new methodology for assessing the local currency ratings of banks. In fiscal 2009, Moody’s revised its baseline credit assessment for ICICI Bank from Baa1 to Baa2, and revised its long-term bank deposit and senior unsecured debt ratings on ICICI Bank UK from Baa1 to Baa2, the subordinated debt rating from from Baa2 to Baa3 and junior subordinated debt rating from Ba1 to Ba2. Standard & Poor’s has revised its outlook on India’s sovereign rating, and consequently on the ratings of several Indian financial institutions including ICICI Bank, to negative from stable. CRISIL, a domestic rating agency, while reaffirming its AAA ratings on our Upper Tier II and Tier I perpetual bonds has revised its outlook on these ratings from stable to negative. The rating agencies can also decide to withdraw their ratings altogether, which may have the same effect as a reduction in our ratings. Any reduction in our ratings (or withdrawal of ratings) may increase our borrowing costs, limit our access to capital markets and adversely affect our ability to sell or market our products, engage in business transactions or retain our customers.

The following table sets forth, our ratings for various instruments by credit rating agencies. Agency ratings are not a recommendation to buy, sell or hold any security, and they may be revised or withdrawn at any time by the rating organization. Each agency’s rating should be evaluated independently of any other agency’s rating. The system and the number of rating categories can vary widely from rating agency to rating agency.

Instrument	ICRA	Credit Analysis & Research Limited	CRISIL	Moody’s Investor Services	Standard & Poor’s	JCRA
Lower Tier II capital bonds	AAA	AAA	AAA	-	-	-
Upper Tier II debt	-	AAA	AAA	Baa2	BB	-
Tier I perpetual debt	-	AAA	AAA	Baa2	BB	-
Term deposits	AAA	AAA	-	-	-	-
Certificates of deposits	A1+	PR1+	-	-	-	-
Long-term foreign currency borrowings	-	-	-	Baa2	BBB-	BBB+
Global local currency borrowings	-	-	-	A2/P-1	-	-
Short term foreign currency ratings	-	-	-	Ba2/ Not Prime	A-3	-

The outlook from Standard and Poor’s (S&P) & CRISIL is negative and Moody’s has placed the Bank’s ratings under review. The outlook from JCRA & ICRA is stable. S&P and Moody’s cap the foreign currency debt ratings of the Indian banks, including ICICI Bank at the sovereign rating or the sovereign foreign currency debt ceiling. Any change in the ratings or their outlook of the sovereign would impact the rating and outlook of the individual banks. Any downgrade in these credit ratings, or any adverse change in these ratings relative to other banks and financial intermediaries, could adversely impact our ability to raise resources to meet its funding requirements, which in turn could adversely impact our liquidity position.

Capital Expenditure

The following tables set forth, for the periods indicated, certain information related to capital expenditure by category of fixed assets.

	Fiscal 2007
	Cost at March 31, 2006		Additions/ transfers		Deletions/ transfers		Depreciation		Net assets at March 31, 2007
	(in millions)
Premises	Rs.	21,158	Rs.	3,306	Rs.	(889)	Rs.	3,055	Rs.	20,520	US$	403
Other fixed assets (including furniture and fixes)		22,521		5,832		(732)		14,772		12,849		253
Assets given on lease		19,166		--		(820)		8,314		10,032		197
Total	Rs.	62,845	Rs.	9,138	Rs.	(2,441)	Rs.	26,141	Rs.	43,401	US$	853

	Fiscal 2008
	Cost at March 31, 2007		Additions/ transfers		Deletions/ transfers		Depreciation		Net assets at March 31, 2008
	(in millions)
Premises	Rs.	23,574	Rs.	3,986	Rs.	(325)	Rs.	4,181	Rs.	23,054	US$	453
Other fixed assets (including furniture and fixes)		27,621		6,917		(686)		18,093		15,759		310
Assets given on lease		18,346		--		(57)		10,318		7,971		157
Total	Rs.	69,541	Rs.	10,903	Rs.	(1,068)	Rs.	32,592	Rs.	46,784	US$	920

	Fiscal 2009
	Cost at March 31, 2008		Additions/ transfers		Deletions/ transfers		Depreciation		Net assets at March 31, 2009
	(in millions)
Premises	Rs.	27,235	Rs.	2,875	Rs.	(547)	Rs.	5,485	Rs.	24,078	US$	473
Other fixed assets (including furniture and fixes)		33,852		5,496		(1,209)		21,865		16,274		320
Assets given on lease		18,289		--		(328)		13,338		4,623		91
Total	Rs.	79,376	Rs.	8,371	Rs.	2,084	Rs.	40,688	Rs.	44,975	US$	884

Our capital expenditure on premises and other assets was Rs. 10.9 billion (US$ 214 million) in fiscal 2008 compared to Rs. 8.4 billion (US$ 165 million) for fiscal 2009. Capital expenditure of Rs. 5.5 billion (US$ 108 million) on other fixed assets in fiscal 2009 included Rs. 1.3 billion (US$ 26 million) on software. Our capital expenditure on premises and other assets increased by 19.3% from Rs. 9.1 billion (US$ 180 million) for fiscal 2007 to Rs. 10.9 billion (US$ 214 million) for fiscal 2008.

Significant Changes

Except as stated in this annual report, no significant changes have occurred to us since the date of the fiscal 2009 consolidated financial statements contained in this annual report.

Segment Revenues and Assets

Until fiscal year 2008, we reported segment-wise information for the following segments:

•
Consumer and Commercial Banking comprising the retail and corporate banking business of ICICI Bank and its subsidiaries i.e. ICICI Bank UK PLC, ICICI Bank Canada, ICICI Bank Eurasia LLC and ICICI Home Finance Company Limited.

•
Investment Banking comprising the treasury operations of ICICI Bank and its banking subsidiaries i.e. ICICI Bank UK PLC, ICICI Bank Canada and ICICI Bank Eurasia LLC, and the operations of ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Inc., and ICICI Securities Holdings Inc., ICICI Venture Funds Management Company Limited, ICICI Eco-net Internet and Technology Fund, ICICI Equity Fund, ICICI Strategic Investments Fund, ICICI Emerging Sectors Fund and ICICI International Limited.

•	Insurance comprising ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited.

•
Others comprising ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Property Trust (upto September 30, 2007), ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, TCW/ICICI Investment Partners LLC and TSI Ventures (India) Private Limited.

Accordingly, comparison of fiscal 2008 with fiscal 2007 is based on the above segments.

The Reserve Bank of India issued revised guidelines on segment reporting applicable to the reporting period ended March 31, 2008. As per the revised guidelines, the consolidated segmental report has been presented as follows:

•
Retail Banking includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in the Basel Committee on Banking Supervision document "International Convergence of Capital Measurement and Capital Standards", as per the Reserve Bank of India guidelines for the Bank.

•
Wholesale Banking includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under the "Retail Banking" segment, as per the Reserve Bank of India guidelines for the Bank.

•	Treasury includes the entire investment portfolio of the Bank, ICICI Eco-net Internet and Technology Fund, ICICI Equity Fund, ICICI Emerging Sectors Fund and ICICI Strategic Investments Fund.

•
Other Banking includes hire purchase and leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC, ICICI Bank Canada and its subsidiary, namely, ICICI Wealth Management Inc. and ICICI Bank Eurasia LLC.

•	Life Insurance represents ICICI Prudential Life Insurance Company Limited.

•	General Insurance represents ICICI Lombard General Insurance Company Limited.

•	Venture fund management represents ICICI Venture Funds Management Company Limited.

•
Others includes ICICI Home Finance Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Property Trust (Upto September 30, 2007), ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, TCW/ICICI Investment Partners LLC., TSI Ventures (India) Private Limited (Upto March 31, 2008), ICICI Kinfra Limited, ICICI West Bengal Infrastructure Development Corporation Limited, Loyalty Solutions & Research Limited (with effect from June 30, 2008) and I-Ven Biotech Limited (with effect from March 31, 2009).

Accordingly, comparison of fiscal 2009 with fiscal 2008 has been given for the revised segment as given above.

Under the revised guidelines issued by the Reserve Bank of India, we are not required to report our segment financial information for the previous years under the revised segments. Prior to fiscal 2008, our internal financial systems operated under the previous segment reporting structure and did not track our operating results under the revised segments. As a result, it is impracticable for us to restate our results of operations for fiscal 2007 to conform to the current operating segments. In order to provide comparable information, we have presented our results of operations for fiscal 2008 under both the previous basis and the revised basis of segmentation below.

Fiscal 2009 Compared with Fiscal 2008

Retail Banking

The profit before tax of retail banking segment decreased from Rs. 9.5 billion (US$ 187 million) in fiscal 2008 to Rs. 0.6 billion (US$ 12 million) in fiscal 2009, primarily due to a decrease in net interest income and non-interest income and increase in provisions, offset, in part, by decrease in non-interest expenses.

Net interest income, decreased by 11.1% from Rs. 54.5 billion (US$ 1.1 billion) in fiscal 2008 to Rs. 48.5 billion (US$ 953 million) in fiscal 2009, primarily due to sharp increase in the interest rates in the banking system which impacted the net interest income on the existing retail asset portfolio. Further, as a risk containment measure, we had consciously moderated retail disbursements, which resulted in a lower level of net interest income.

Non-interest income decreased by 12.8% from Rs. 33.7 billion (US$ 662 million) in fiscal 2008 to Rs. 29.4 billion (US$ 578 million) in fiscal 2009, primarily due to lower retail disbursements, which resulted in a lower level of loan related fees. Further, sales of third party products such as insurance and mutual funds slowed down considerably in the second half of fiscal 2009 resulting in lower third party distribution fees. Our commission, exchange and brokerage income was impacted by the lower demand for retail financial products and the lower overall level of economic and trade activity.

Non-interest expenses decreased by 17.1% from Rs. 57.7 billion (US$ 1.1 billion) in fiscal 2008 to Rs. 47.9 billion (US$ 942 million) in fiscal 2009, primarily due to overall cost reduction initiatives undertaken by the Bank, lower direct marketing agency expenses due to lower retail loan origination, lower issuance of new credit cards and the reduction in the rate of commission.

Provisions and contingencies increased by 39.5% from Rs. 21.1 billion (US$ 415 million) in fiscal 2008 to Rs. 29.4 billion (US$ 578 million) in fiscal 2009, primarily due to a higher level of specific provisioning on non-performing retail loans, offset, in part, by lower general provisioning on standard loans. The increase in retail non-performing loans was on account of seasoning of the secured loan portfolio, relatively higher losses on the unsecured portion of the portfolio attributable to the adverse macro-economic environment.

Wholesale Banking

Profit before tax of wholesale banking segment decreased from Rs. 35.7 billion (US$ 702 million) in fiscal 2008 to Rs. 34.1 billion (US$ 670 million) in fiscal 2009. This was primarily due to the downturn in the global economy which resulted in a slowdown in the Indian economy and also impacted the Indian corporate sector. The decrease was mainly due to a decline in net interest income and an increase in provisions, offset, in part, by an increase in non-interest income and a decrease in non-interest expenses.

Net interest income, decreased by 16.7% from Rs. 31.8 billion (US$ 625 million) in fiscal 2008 to Rs. 26.5 billion (US$ 521 million) in fiscal 2009. This was primarily due to a sharp increase in the interest rates in the banking system which adversely impacted net interest income of the wholesale banking segment.

Non-interest income increased by 10.0% from Rs. 31.5 billion (US$ 619 million) in fiscal 2008 to Rs. 34.7 billion (US$ 682 million) in fiscal 2009. The increase was achieved despite the slow-down by corporate clients in their investment and overseas expansion plans which impacted our fees related to investments and mergers and acquisitions activity of corporate clients during the second half of the year.

Non-interest expenses decreased by 8.2% from Rs. 20.9 billion (US$ 411 million) in fiscal 2008 to Rs. 19.1 billion (US$ 375 million) in fiscal 2009, primarily due to our continuous focus on cost containment.

Provisions and contingencies increased by 17.0% from Rs. 6.8 billion (US$ 134 million) in fiscal 2008 to Rs. 7.9 billion (US$ 155 million) in fiscal 2009.

Treasury

Profit before tax of treasury segment increased from Rs. 5.4 billion (US$ 106 million) in fiscal 2008 to Rs. 13.1 billion (US$ 258 million) in fiscal 2009 primarily due to an increase in net interest income and a decrease in non-interest expense, offset, in part, by a decrease in non-interest income.

Net interest income increased by Rs. 18.6 billion (US$ 366 million) from net interest expenditure of Rs. 12.8 billion (US$ 252 million) in fiscal 2008 to net interest income of Rs. 5.8 billion (US$ 114 million) in fiscal 2009, primarily due to the increase in the interest rates in the banking system, which resulted in a net positive income derived from transfer pricing of assets and liabilities.

Non-interest income decreased from Rs. 22.8 billion (US$ 448 million) in fiscal 2008 to Rs. 10.8 billion (US$ 212 million) in fiscal 2009, primarily due to a reduction in sale of equity investments, a decline in equity markets resulting in mark-to-market losses in the equity portfolio, a loss on proprietary equity trading and mutual fund portfolio, a reversal of derivative income where receivables are overdue for more than 90 days and the mark-to-market provisioning on security receipts, offset, in part, by realized profit on sale of fixed income investments, lower losses on credit derivative portfolio and gains on buy-back of bonds.

Non-interest expense decreased from Rs. 3.0 billion (US$ 59 million) in fiscal 2008 to Rs. 1.8 billion (US$ 35 million) in fiscal 2009, primarily due to lower incentives on account of declines in equity divestments by the consolidating venture capital funds.

Other Banking

Profit before tax of other banking segment increased from Rs. 1.5 billion (US$ 29 million) in fiscal 2008 to Rs. 6.1 billion (US$ 120 million) in fiscal 2009, primarily due to increases in net interest income and non-interest income, offset, in part, by an increase in provisions.

Net interest income increased by 158.4% from Rs. 3.3 billion (US$ 65 million) in fiscal 2008 to Rs. 8.4 billion (US$ 165 million) in fiscal 2009, primarily due to completion of pending income tax assessments during the course of the year as a result of which the Bank received interest on income tax refund, and increase in net interest income of ICICI Bank UK and ICICI Bank Canada due to an increase in interest-earning assets.

Non-interest income increased by 154.3% from Rs. 3.9 billion (US$ 77 million) in fiscal 2008 to Rs. 9.9 billion (US$ 195 million) in fiscal 2009, primarily due to profit on buy-back of bonds of Rs. 4.0 billion (US$ 79 million) in the UK subsidiary and increase in income from investment banking and client-centric derivative business at ICICI Bank Canada. In fiscal 2008, the mark-to-market losses due to the widening of credit spreads and other losses on the investment portfolio aggregating to Rs. 4.6 billion (US$ 90 million) was made through the income statement in our overseas banking subsidiaries. In fiscal 2009, the net mark-to-market loss on investments held by our overseas banking subsidiaries, made through the income statement was Rs. 0.5 billion (US$ 10 million).

Provisions and contingencies increased from Rs. 0.1 billion (US$ 2 million) in fiscal 2008 to Rs. 5.3 billion (US$ 104 million) in fiscal 2009, primarily due to an increase in impairment loss mainly pertaining to provision made for investments of Rs. 4.2 billion (US$ 83 million) in Lehman Brothers and other investments held by ICICI Bank UK.

Non-interest expenses increased by 25.2% from Rs. 5.6 billion (US$ 110 million) in fiscal 2008 to Rs. 6.9 billion (US$ 136 million) in fiscal 2009, primarily due to increases in employee expenses and administrative expenses at ICICI Bank UK and ICICI Bank Canada.

Venture fund management

Profit before tax of the venture fund management segment increased from Rs. 1.3 billion (US$ 26 million) in fiscal 2008 to Rs. 2.0 billion (US$ 39 million) in fiscal 2009. This is primarily due to increase in profit on sale of investments from Rs. 0.1 billion (US$ 2 million) in fiscal 2008 to Rs. 1.5 billion (US$ 29 million) in fiscal 2009. In fiscal 2009, ICICI Venture Fund Management Company Limited (“ICICI Venture”) sold its entire stake in TSI Ventures which is an integrated real estate investment, management and operating company and was a 50:50 joint venture between ICICI Venture and Tishman Speyer Development, L.L.C.

Life Insurance

ICICI Prudential Life Insurance Company incurred a loss before tax of Rs. 8.6 billion (US$169 million) in fiscal 2009 as compared to Rs. 15.1 billion (US$ 297 million) in fiscal 2008. The decline in the loss of ICICI Prudential Life Insurance Company was on account of higher renewal premiums and lower new business premiums, resulting in lower upfront expenses and commission expenses, together with rationalization of various operating expenses. Life insurance companies incur losses in the initial years mainly due to higher business set-up costs in the initial years of rapid growth, non-amortization of acquisition costs and reserving for actuarial liability in line with insurance company accounting norms. These factors have resulted in statutory losses for the life insurance business since the company’s inception, as its business has grown rapidly year on year.

The total premium income of ICICI Prudential Life Insurance Company increased by 13.2% from Rs. 135.6 billion (US$ 2.7 billion) in fiscal 2008 to Rs. 153.6 billion (US$ 3.0 billion) in fiscal 2009. The new business premium  of ICICI Prudential Life Insurance Company decreased by 19.3% from Rs. 80.4 billion (US$ 1.6 billion) in fiscal 2008 to Rs. 64.8 billion (US$ 1.3 billion) in fiscal 2009 due to the slowdown experienced in second half of fiscal 2009. However, renewal premium increased by 60.4% from Rs. 55.3 billion (US$ 1.1 billion) in fiscal 2008 to Rs. 88.7 billion (US$ 1.7 billion) in fiscal 2009.

General Insurance

Profit before tax of ICICI Lombard General Insurance Company decreased from Rs. 1.3 billion (US$ 26 million) in fiscal 2008 to Rs. 3 million (US$ 59 thousand) in fiscal 2009, primarily due to decrease in premium rates on account of de-tariffication, enhanced investments in technology architecture, brand building and offices in small towns, certain high value claims and impairment provision on investments during fiscal 2009.

The gross written premium (excluding share of motor third party insurance pool) of ICICI Lombard General Insurance Company increased by 3.3% from Rs. 33.5 billion (US$ 658 million) in fiscal 2008 to Rs. 34.6 billion (US$ 680 million) in fiscal 2009.

Others

Profit before tax of ‘others’ segment has decreased from Rs. 6.6 billion (US$ 130 million) in fiscal 2008 to Rs. 5.9 billion (US$ 116 million) in fiscal 2009 mainly due to a decline in profit of ICICI Securities Limited and ICICI Prudential Asset Management Company, offset by higher profit earned by ICICI Securities Primary Dealership.

ICICI Prudential Asset Management Company made a profit of Rs. 7 million (US$ 138 thousand) in fiscal 2009 as compared to Rs. 821 million (US$ 16 million) in fiscal 2008 primarily due to a reduction in the average funds under management and expenses towards scheme support.

ICICI Securities Limited made a profit of Rs. 44 million (US$ 865 thousand) in fiscal 2009 as compared to Rs. 1.5 billion (US$ 29 million) in fiscal 2008 on account of a sharp decline in brokerage volumes and corporate finance fees due to the unfavorable conditions in domestic and international markets.

ICICI Securities Primary Dealership made a profit of Rs. 2.7 billion (US$ 53 million) in fiscal 2009 as compared to Rs. 1.4 billion (US$ 28 million) in fiscal 2008 due to higher profits from fixed income portfolio consequent to the sharp decrease in yields on government securities.

Fiscal 2008 Compared with Fiscal 2007

Consumer and Commercial Banking Segment

Profit before tax of the consumer and commercial banking segment decreased to Rs. 21.3 billion (US$ 419 million) in fiscal 2008 from Rs. 25.1 billion (US$ 493 million) in fiscal 2007, primarily due to an increase in non-interest expenses and provisions, offset, in part, by an increase in non-interest income and net interest income.

Net interest income, increased by 8.3% to Rs. 64.8 billion (US$ 1.3 billion) in fiscal 2008 from Rs. 59.8 billion (US$ 1.2 billion) in fiscal 2007, primarily due to an increase in the interest income on advances, offset, in part, by an increase in the interest expense on deposits and borrowings.

Non-interest income increased by 15.1% to Rs. 61.2 billion (US$ 1.2 billion) in fiscal 2008 from Rs. 53.2 billion (US$ 1.0 billion) in fiscal 2007, primarily due to growth in fee income from structuring and advisory fees, third party distribution fees and loan processing fees. Commission, exchange and brokerage of our United Kingdom subsidiary increased primarily due to an increase in the advisory and structuring fees, which also contributed to higher non-interest income being reported in fiscal 2008.

Non-interest expenses increased by 16.0% to Rs. 75.9 billion (US$ 1.5 billion) in fiscal 2008 from Rs. 65.5 billion (US$ 1.3 billion) in fiscal 2007, primarily due to an increase in salary and other staff expenses, rent taxes and lighting expenses, increase in repair & maintenance expenses and other administrative expenses. Employee expenses increased primarily due to increase in the number of employees, annual increase in the salaries and other employee benefits commensurate with growth in business.

Provisions and contingencies were Rs. 28.7 billion (US$ 564 million) in fiscal 2008 as compared to Rs. 22.4 billion (US$ 440 million), primarily due to a higher level of specific provisioning on retail and rural loans due to seasoning of the loan portfolio and the change in the portfolio mix towards non-collateralized retail loan resulting in higher yields and higher credit losses on such loans.

Investment Banking Segment

Profit before tax of investment banking segment increased to Rs. 31.8 billion (US$ 625 million) in fiscal 2008 from Rs. 13.9 billion (US$ 273 million) in fiscal 2007, primarily due to increase in net-interest income and non-interest income, offset, in part, by an increase in the non-interest expenses.

Net interest income was Rs. 15.0 billion (US$ 295 million) in fiscal 2008 compared to Rs. 1.5 billion (US$ 29 million)  in fiscal 2007, primarily due to increase in interest income from government securities, offset, in part, by an increase in interest expenses on inter-bank borrowings and funds. Premium amortization on government securities decreased to Rs. 9.0 billion (US$ 177 million) in fiscal 2008 from Rs. 10.0 billion (US$ 197 million) in fiscal 2007.

Non-interest income increased to Rs. 34.6 billion (US$ 680 million)  in fiscal 2008 from Rs. 21.9 billion (US$ 431 million) in fiscal 2007, primarily due to higher level of gains from equity divestments and dividend from subsidiaries, offset, in part, by loss on exchange transactions and revaluation of investments. Commission, exchange and brokerage of our security broking and primary dealership subsidiaries increased primarily due to increase in equity brokerage and investment banking fees.

Profit on sale of investments increased by 142.1% to Rs. 34.0 billion (US$ 668 million) in fiscal 2008 from Rs. 14.1 billion (US$ 277 million) in fiscal 2007 primarily due to divestments of equity investments by us and by funds managed by ICICI Venture Funds Management Company Limited. The net loss on revaluation of investments was Rs. 4.8 billion (US$ 94 million) in fiscal 2008 as compared to Rs. 1.8 billion (US$ 35 million) in fiscal 2007 primarily due to mark-to-market losses on investments. At year-end fiscal 2008, our overseas branches and banking subsidiaries had an investment portfolio of Rs. 257.9 billion (US$ 5.1 million) comprising mainly of bonds, certificate of deposits, mortgage backed securities, treasury bills, credit linked notes and asset backed commercial paper. In fiscal 2008, the mark-to-market losses due to widening of credit spreads and other losses on the investment portfolio aggregating to Rs. 4.6 billion (US$ 90 million) was made through the income statement.

Income from foreign exchange transactions decreased by 84.8% to Rs. 1.3 billion (US$ 26 million) in fiscal 2008 from Rs. 8.4 billion (US$ 165 million) in fiscal 2007 primarily due to mark-to-market and realized loss of Rs. 6.8 billion (US$ 134 million) on ICICI Bank’s credit derivative portfolio. At March 31, 2008, ICICI Bank had a credit derivative portfolio of Rs. 62.8 billion (US$ 1.2 billion), including funded investments of Rs. 12.2 billion (US$ 240 million) in credit derivative instruments such as credit default swaps, credit linked notes  and collateralized debt obligations. The majority of the underlying exposure is to Indian corporates.

Non-interest expenses increased by 81.2% to Rs. 16.4 billion (US$ 322 million) in fiscal 2008 from Rs. 9.1 billion (US$ 179 million) in fiscal 2007 primarily due to increase in payments to and provisions for employees and other administrative expenses.

Insurance Segment

The net loss of insurance segment was at Rs. 11.9 billion (US$ 234 million) for fiscal 2008 as compared to Rs. 3.9 billion (US$ 77 million) for fiscal 2007 primarily due to increase in the net loss of ICICI Prudential Life Insurance Company Limited.

As would be typical for life insurance companies during the periods of high growth in their initial years, ICICI Prudential Life Insurance Company Limited incurred a loss of Rs. 14.0 billion (US$ 275 million) primarily due to business set-up and customer acquisition costs as well as reserving for actuarial liability. ICICI Prudential Life Insurance Company Limited’s new business premium (on weighted received premium basis) grew by 68.3% from Rs. 39.7 billion (US$ 780 million) in fiscal 2007 to Rs. 66.8 billion (US$ 1.3 billion) in fiscal 2008.

ICICI General’s gross written premium (excluding share of motor third party insurance pool) grew by 11.4% from Rs. 30.0 billion (US$ 590 million) in fiscal 2007 to Rs. 33.5 billion (US$ 659 million) in fiscal 2008. The industry witnessed a slowdown in growth on account of de-tariffication of the general insurance industry whereby insurance premiums were freed from price controls, resulting in a significant reduction in premium rates. The industry also witnessed the formation of the motor third party insurance pool for third party insurance of commercial vehicles.  Accordingly, all insurance companies are required to cede 100% of premiums collected and claims incurred for this segment to the pool. At the end of the year, the results of the pool are shared by all insurance companies in proportion to their overall market share in the industry. The motor third party pool had a negative impact of Rs. 0.5 billion (US$ 10 million) on the profit of ICICI General. ICICI General is also required to expense upfront, on origination of a policy, all sourcing expenses related to the policy. ICICI General achieved a profit after tax of Rs. 1.0 billion (US$ 20 million) in fiscal 2008, a growth of 50.5% over fiscal 2007.

The employee expenses for ICICI Prudential Life Insurance Company increased by 100.0% to Rs. 10.4 billion (US$ 204 million) in fiscal 2008 from Rs. 5.2 billion (US$ 102 million) in fiscal 2007 primarily due to a 77.6% increase in number of employees to 28,973 at year-end fiscal 2008 from 16,317 at year-end fiscal 2007. The employee expenses for ICICI Lombard General Insurance Company increased by 29.2% to Rs. 3.1 billion (US$ 61 million) in fiscal 2008 from Rs. 2.4 billion (US$ 47 million) in fiscal 2007 primarily due to a 16.8% increase in number of employees to 5,570 at year-end fiscal 2008 from 4,770 at year-end fiscal 2007. The increase in employees was commensurate with the growth in businesses. ICICI Prudential Life Insurance Company Limited has increased its agency force from 234,725 at year-end fiscal 2007 to 290,993 as at year-end fiscal 2008. The number of branches and offices of our insurance subsidiary increased to 2,219 at year-end fiscal 2008 from 803 at year-end fiscal 2007.

Expenses pertaining to insurance business, representing provisions for claims, contribution to linked business, commissions paid and reserving for actuarial liability increased by 71.3% to Rs. 142.8 billion (US$ 2.8 billion) in fiscal 2008 from Rs. 83.4 billion (US$ 1.6 billion) in fiscal 2007 primarily due to higher business levels in fiscal 2008. The provisions for claims are determined based on actuarial valuation.

Others Segment

Profit before tax of the others segment increased to Rs. 1.4 billion (US$ 28 million) in fiscal 2008 from Rs. 528 million (US$ 10 million) in fiscal 2007, primarily due to an increase in the profit before tax of ICICI Prudential Asset Management Company Limited and ICICI Home Finance Company Limited.

The profit before tax of ICICI Prudential Asset Management Company Limited increased primarily due to an increase in investment management and portfolio management fees, offset in part by an increase in the brokerage and incentives paid to agents and an increase in marketing, advertisement and publicity expenses. The profit before tax of ICICI Home Finance Company Limited increased primarily due to an increase in fee income and interest income, offset in part, by increase in interest expenses and increase in provision against non-performing assets and standard assets.

Related Party Transactions

During fiscal 2009, we have entered into transactions with our related parties comprising of (i) associates/other related entities and (ii) key management personnel and their close family members.

Related Parties

Associates/Other Related Entities

During fiscal 2009, the following parties have been identified as our associates/other related entities: Financial Information Network & Operations Limited, I-Process Services (India) Private Limited, I-Solutions Providers (India) Private Limited, NIIT Institute of Finance Banking and Insurance Training Limited, ICICI Venture Value Fund, Comm Trade Services Limited, Contests2win.com India Private Limited, Crossdomain Solutions Private Limited, Transafe Services Limited, Prize Petroleum Company Limited, Firstsource Solutions Limited and ICICI Foundation for Inclusive Growth.

Key Management Personnel and Their Close Family Members

Our key management personnel include our wholetime directors. The following individuals were our key management personnel during fiscal 2009: K. V. Kamath, Chanda D. Kochhar, V. Vaidyanathan, Madhabi Puri

Buch (who was the wholetime director up to January 31, 2009 and thus our transactions with whom were reported until January 31, 2009), Sonjoy Chatterjee, K. Ramkumar (who was appointed as a wholetime director effective February 1, 2009 and thus our transactions with whom were reported since then). The close family members of the above key management personnel are also our related parties. Close family members in relation to the wholetime directors means their spouses, children, siblings and parents. We have applied the Indian GAAP in determining the close family members of the wholetime directors.

Related Party Transactions

The following are the material transactions between us and our associates/other related entities or our key management personnel or their close family members. A specific related party transaction is disclosed as a material related party transaction whenever it exceeds 10% of all related party transactions in that category.

For additional details, see also “Management—Compensation and Benefits to Directors and Officers—Loans” and Schedule 19 to the consolidated financial statements—para A.(2)-Related party transactions.

Insurance Services

During fiscal 2009, we received insurance premiums from our associates/other related entities amounting to Rs. 207 million (US$ 4 million) and from key management personnel of the Bank amounting to Rs. 0.3 million (US$ 5,897). The material transaction during fiscal 2009 was with Firstsource Solutions Limited for Rs. 196 million (US$ 4 million).

During fiscal 2009, we paid claims to our associates/other related entities amounting to Rs. 165 million (US$ 3 million) and to the key management personnel of the Bank amounting to Rs. 0.2 million (US$ 3,932). The material transaction during fiscal 2009 was with Firstsource Solutions Limited for Rs. 160 million (US$ 3 million). The payments were for insurance of various assets and policies for the benefit of employees.

Fees and Commission

During fiscal 2009, we received fees from our associates/other related entities amounting to Rs. 141 million (US$ 3 million) and from key management personnel amounting to Rs. 1 million (US$ 19,658). The material transaction during fiscal 2009 was with Firstsource Solutions Limited for Rs. 139 million (US$ 3 million). These transactions primarily generated advisory fees and referral fees for us.

During fiscal 2009, we received commission amounting to Rs. 8 million (US$ 157,264) from our associates/other related entities. The material transaction during fiscal 2009 was with Firstsource Solutions Limited for Rs. 7 million (US$ 137,606). These transactions mainly pertain to commission income on bank guarantees issued by the Bank.

Lease of Premises and Facilities

During fiscal 2009, we received income amounting to Rs. 32 million (US$ 629,054) for lease of premises, facilities and other administrative costs from our associates/other related entities. The material transactions during fiscal 2009 were with Firstsource Solutions Limited for Rs. 26 million (US$ 511,107) and with ICICI Foundation for Inclusive Growth for Rs. 5 million (US$ 98,290). These amounts were paid to the Bank towards share of the common corporate expenses, data center charges, infrastructure and technology sharing charges as per the transfer pricing policy of the Bank.

Secondment of Employees

During fiscal 2009, we received compensation from our associates/other related entities amounting to Rs. 5 million (US$ 98,290) for secondment of employees. The material transactions during fiscal 2009 were with I-Process Services (India) Private Limited for Rs. 4 million (US$ 78,632) and with I-Solutions Providers (India) Private Limited for Rs. 2 million (US$ 39,316).

Redemption/Buyback and Conversion of Investments

During fiscal 2009, we received Rs. 59 million (US$ 1 million) on account of buyback of equity shares by Crossdomain Solutions Private Limited and Rs. 1 million (US$ 19,658) on account of redemption of units by ICICI Venture Value Fund.

Brokerage and Fee Expenses

During fiscal 2009, we paid fees to our associates/other related entities amounting to Rs. 1,791 million (US$ 35 million). The material transactions during fiscal 2009 were with I-Process Services (India) Private Limited for Rs. 1,028 million (US$ 20 million), I-Solutions Providers (India) Private Limited for Rs. 227 million (US$ 4 million) and Firstsource Solutions Limited for Rs. 420 million (US$ 8 million). These transactions primarily pertain to profession fees for outsourcing/call center charges.

 Purchase of Investments

During fiscal 2009, we made investments in the unit capital of ICICI Venture Value Fund of Rs. 11 million (US$ 216,237).

Interest Expenses

During fiscal 2009, we paid interest to our associates/other related entities amounting to Rs. 19 million (US$ 373,501), to our key management personnel amounting to Rs. 3 million (US$ 58,974) and to the close family members of key management personnel amounting to Rs.1 million (US$ 19,658), for their deposits with us. The material transactions during fiscal 2009 were with Firstsource Solutions Limited for Rs. 10 million (US$ 196,580) and with Crossdomain Solutions Private Limited for Rs. 9 million (US$ 176,922).

Interest Income

During fiscal 2009, we received interest from our associates/other related entities amounting to Rs. 9 million (US$ 176,922), from our key management personnel amounting to Rs. 2 million (US$ 39,316) and from the close family members of key management personnel amounting to Rs. 0.3 million (US$ 5,897). The material transactions during fiscal 2009 were with Firstsource Solutions Limited for Rs. 2 million (US$ 39,316), Financial Information Network and Operations Limited for Rs. 4 million (US$ 78,632), Transafe Limited for Rs. 4 million (US$ 78,632) and with V.Vaidyanathan for Rs. 2 million (US$ 39,316). These transactions mainly pertain to interest received on loans and advances.

Dividend Income

During fiscal 2009, we received dividends from Transafe Services Limited amounting to Rs. 7 million (US$ 137,606).

Other Income

During fiscal 2009, the net gain on derivative transactions entered with Firstsource Solutions Limited was Rs. 10 million (US$ 196,580). These were transactions relating to net gain/loss on swaps/forwards/other derivative transactions.

Purchase of Fixed Assets

During fiscal 2009, we purchased fixed assets from our associates/other related entities amounting to Rs. 13 million (US$ 255,553). The material transaction during fiscal 2009 was with Financial Information Network and Operations Limited for Rs. 12 million (US$ 235,895).

Dividends Paid

During fiscal 2009, the Bank paid dividends to its key management personnel amounting to Rs. 10 million (US$ 196,580) on its shares owned by the key management personnel. The material transactions during fiscal 2009 were with K. V. Kamath for Rs. 5 million (US$ 98,290), Chanda D. Kochhar for Rs. 3 million (US$ 58,974) and Madhabi Puri Buch for Rs. 1 million (US$ 19,658)

Donation Given

During fiscal 2009, we have given donation to ICICI Foundation for Inclusive Growth amounting to Rs. 418 million (US$ 8 million).

Related Party Balances

The following table sets forth, at the date indicated, our balances payable to/receivable from our associates/other related entities:

Items	At March 31, 2009
(Rupees in million)
Deposits from related parties with us	287.3
Loans and advances to related parties[1]	89.9
Our investments in related parties	1,598.1
Receivables from related parties	236.3
Payables to related parties	177.6
Guarantees issued by us for related parties	1,916.1

The following table sets forth, at the date indicated, balances payable to/receivable from key management personnel:

Items	At March 31, 2009
(Rupees in million, except number of shares)
Deposits from key management personnel	61.4
Loans and advances to key management personnel[1]	7.9
Investments in us	9.3
Employee stock options outstanding[2] (numbers)	3,318,125
Employee stock options exercised	..

The following table sets forth, at the date indicated, balances payable to/receivable from close family members of key management personnel:

Items	At March 31, 2009
(Rupees in million)
Deposits from close family members of key management personnel	17.2
Loans and advances to close family members of key management personnel[1]	7.5

The following table sets forth, for the periods indicated, maximum balance payable to/receivable from key management personnel:

Items	Year ended March 31, 2009
(Rupees in million)
Deposits from key management personnel	123.7
Loans and advances to key management personnel	63.6
Investments in us	9.3

The following table sets forth, for the periods indicated, maximum balance payable to/receivable from close family members of key management personnel:

Item	Year ended March 31, 2009
(Rupees in million)
Deposits from close family members of key management personnel	38.3
Loans and advances to close family members of key management personnel	7.6

1.
The loans and advances (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

2.	During fiscal 2009, no employee stock options were exercised by the key management personnel of the Bank.

Joint Ventures and Associates

For fiscal 2006 to fiscal 2008, ICICI Bank consolidated TSI Ventures as a Joint venture as per AS 27 on “Financial Reporting of Interests in Joint Ventures”. From fiscal 2009, in view of sale of investment in the equity share capital of TSI Ventures (India) Private Limited by ICICI Venture Funds Management Company Limited, the entity ceased to be a joint venture as on that date and accordingly, this entity has not been consolidated. For fiscal 2009, fiscal 2008, fiscal 2007 and fiscal 2006, TCW/ICICI Investment Partners LLC was classified as a joint venture. For fiscal 2005, TCW/ICICI Investment Partners LLC was classified as an associate as per AS 23 on ‘Accounting for Investments in Associates in Consolidated Financial Statements’. For fiscal 2005 and fiscal 2004, ICICI Prudential Asset Management Company Limited and ICICI Prudential Trust Limited were classified as joint ventures. From fiscal 2006, the financial statements of ICICI Prudential Asset Management Company Limited and ICICI Prudential Trust Limited which were jointly controlled entities were consolidated as per AS 21 on “Consolidated Financial Statements” consequent to the limited revision to AS 27 on “Financial Reporting of Interests in Joint Ventures”. From fiscal 2008, ICICI Bank started consolidating Financial Information Network and Operations Limited, I-Process Services (India) Private Limited, I-Solutions Providers (India) Private Limited, NIIT Institute of Finance, Banking and Insurance Training Limited and ICICI Venture Value Fund as associates as per AS 23 on ‘Accounting for Investments in Associates in Consolidated Financial Statements’. From fiscal 2009, ICICI Bank started consolidating Crossdomain Solutions Private Limited, Contests2win.com India Private Limited, Transafe Services Limited, Prize Petroleum Company Limited as per the equity method as prescribed by AS 23 on ‘Accounting for Investments in Associates in Consolidated Financial Statements’.

Reconciliation of Net Profit between Indian GAAP and US GAAP

Our consolidated financial statements are prepared in accordance with Indian GAAP, which differs, in certain significant aspects from US GAAP. The following discussion explains the significant adjustments to our consolidated profit after tax under Indian GAAP for the fiscal years ended March 31, 2009, 2008 and 2007 that would result from the application of US GAAP instead of Indian GAAP.

Consolidated profit after tax as per Indian GAAP for the year ended March 31, 2009 of Rs. 35.8 billion (US$ 703 million) was higher than the net income as per US GAAP of Rs. 34.4 billion (US$ 677 million) primarily due to additional charges to the income statement under US GAAP on account of higher loan loss provisioning of Rs. 3.6 billion (US$ 71 million) and the net impact of higher amortization of fees and costs of Rs. 5.0 billion (US$ 98 million), offset, in part, by impact of currency revaluation of non-hedged foreign currency denominated available for sale debt securities reflected in other comprehensive income amounting to Rs. 6.2 billion (US$ 121 million) unlike in income statement in Indian GAAP.

Consolidated profit after tax as per Indian GAAP for the year ended March 31, 2008 of Rs. 34.0 billion (US$ 668 million) was higher than the net income as per US GAAP of Rs. 33.1 billion (US$ 651 million) primarily due to additional charges to the income statement under US GAAP on account of higher loan loss provisioning of Rs. 4.4 billion (US$ 86 million) and higher amortization of fees and costs of Rs. 4.8 billion (US$ 94 million) offset in part by lower losses in life insurance subsidiary amounting to Rs. 6.1 billion (US$ 120 million) and gains on derivative accounting of Rs. 2.3 billion (US$ 45 million).

Consolidated profit after tax as per Indian GAAP for the year ended March 31, 2007 of Rs. 27.6 billion (US$ 543 million) was lower than the net income as per US GAAP of Rs. 31.3 billion (US$ 615 million) primarily due to unrealized gains on venture capital investments accounted for in the income statement under US GAAP, lower losses for insurance subsidiaries due to release of actuarial reserves on policies which have lapsed in the earlier years from the income statement under US GAAP and gains of Rs. 1.4 billion (US$ 28 million) on differences in accounting for securitization, offset, in part, by amortization of loan origination fees, net of costs, of Rs. 2.3 billion (US$ 45 million) and compensation costs on employee stock options amounting to Rs. 0.8 billion (US$ 16 million).

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

Held to Maturity securities are carried at their acquisition cost or at amortized cost, if acquired at a premium over the face value. Any premium over the face value of the fixed rate and floating rate securities acquired is amortized over its remaining period to maturity on a constant effective yield basis and straight line basis respectively. We also evaluate our investments for any other than temporary diminution in its value.

We compute the market value of our securities classified as available for sale and held for trading in accordance with the guidelines issued by the Reserve Bank of India. We amortize the premium, if any, over the face value of our investments in government securities classified as available for sale over the remaining period to maturity on a constant effective yield basis. We compute the market value of our quoted investments based on the trades/quotes on the recognized stock exchanges, securities general ledger account transactions, and price list of Reserve Bank of India or prices declared by Primary Dealers Association of India jointly with Fixed Income Money Market and Derivatives Association, periodically.

We compute the market value of our unquoted government securities included in the available for sale and held for trading categories as per the rates published by Fixed Income Money Market and Derivatives Association.

We compute the market value of non-government securities, other than those quoted on the stock exchanges, wherever linked to the Yield-to-Maturity rates, with a mark-up (reflecting associated credit risk) over the yield to maturity rates for government securities published by Fixed Income Money Market and Derivatives Association.

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

Provisions / Write-offs on Loans and Other Credit Facilities

We classify our loans into standard, sub-standard and doubtful assets based on the number of days an account is overdue. We create provisions on our secured and unsecured corporate loans classified as sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India. Loans in the retail asset portfolio classified as sub-standard and doubtful are provided for at rates prescribed by the Reserve Bank of India or our internal policy whichever is higher.

We create provisions for our restructured / rescheduled loans based on the diminution in the fair value of the loan at the time of restructuring as per the methodology prescribed by the Reserve Bank of India. For loans classified as sub-standard and doubtful assets that are restructured, we compute the diminution in fair value of the loan in addition to the loan loss provisions.

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

On May 30, 2008, the Reserve Bank of India issued draft guidelines governing off-balance sheet exposures of banks. On August 8, 2008, the Reserve Bank of India issued final guidelines on prudential norms for off-balance sheet exposures of banks. The guidelines require banks to treat only unpaid amounts due for more than 90 days under derivative contracts as non-performing assets. Further, banks’ derivative and gold exposures would attract provisioning requirement as applicable to the loan assets in the standard asset category. Banks are also expected to compute their credit exposures, arising on account of the interest rate and foreign exchange derivative transactions and gold, using the current exposure method.

We also create general provisions on our standard loans based on the guidelines issued by the Reserve Bank of India.

Additionally, we also create provisions on individual country exposures (other than for home country exposures). The countries are categorized into seven risk categories, namely, insignificant, low, moderate, high, very high, restricted and off-credit, and provisioning is made on the exposures exceeding 180 days on a graded scale ranging from 0.25% to 100%. For exposures with contractual maturity of less than 180 days, 25% of the provisions are required to be held. If the country exposure (net) of the Bank in respect of each country does not exceed 1% of the total funded assets, no provision is required on such country exposure.

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

Effective February 1, 2006, we account for any loss arising on sale immediately at the time of sale and the profit/premium arising on account of sale is amortized which is in accordance with the Reserve Bank of India guidelines.

Fair Value Measurements

The valuation methodologies adopted by us for valuing our investments and derivatives portfolio are summarized below. A substantial portion of the portfolio is valued based on unadjusted quoted or traded prices or based on models using market observable inputs like interest rates, yield curves, volatilities and credit spreads available from public sources like Reuters, Bloomberg and stock exchanges.

The rupee denominated fixed income portfolio which includes all rupee investments in government securities and corporate bonds is valued based on guidelines for market participants established by the Fixed Income Money Market and Derivatives Association (“FIMMDA”) for market participants. FIMMDA is an association of scheduled commercial banks, public financial institutions, primary dealers and insurance companies, and is a voluntary market body for bonds, derivatives and money markets in India. The Reserve Bank of India stipulates the use of various rates and benchmarks published by FIMMDA in relation to the Indian fixed income securities market for the valuation of such securities.

A substantial part of the derivatives portfolio is valued by using market observable inputs like swap rates, foreign exchange rates, volatilities and forward rates. Valuation of derivatives is carried out primarily using the market quoted swap rates and foreign exchange rates. Certain structured derivatives are valued based on counterparty quotes. The exposure on account of derivative transactions is computed and is marked against the credit limits approved for the respective counter parties.

We also hold investments and derivatives that, during and at the end of fiscal 2009, have been valued based on unobservable inputs or involve significant assumptions made by the management in arriving at their fair values. A description of the valuation methodologies of Level 3 investments is summarized in the following paragraphs.

In view of the global credit crisis resulting in inactive markets, the original valuations based solely on market participant quotes or credit spreads were considered inappropriate for determining the fair values of certain investments. These investments are valued either by using internal models or a combination of market quotes and internal models. These investments have been classified as Level 3 instruments in the fair value hierarchy. Further, the fair values of bonds as well as credit derivatives portfolio have declined due to the worsening of credit spreads during this period.

Determination of market illiquidity for financial instruments is based on qualitative factors such as prevalent market conditions, observed bid-offer spreads and market volumes. Bonds which have been identified as illiquid and valued either on the basis of prices of similar assets or at a weighted average price derived from market quotes and valuation model as against the use of market quotes in the previous year have been classified as level 3 instruments. Also, due to the illiquidity in the asset backed and mortgage backed security markets, a substantial part of these assets have been classified in the same category. Similar to bonds, we have used a combination of market quotes and valuation models to value these securities. This has resulted in an increase in the amount of assets classified under Level 3.

We have valued the India-linked non-rupee denominated bonds as a combination of market quotes and cash flow discounting using FIMMDA spreads corresponding to the domestic ratings of the issuer as against the use of market quotes in the previous year. We have valued the India-linked single name credit derivatives based on valuation model using FIMMDA spreads corresponding to the domestic ratings of the issuer with appropriate mark-ups as against the use of credit spreads obtained from market participants in the previous year. The investment of Rs. 12,241 million (US$ 241 million) in a third-party managed India-linked collateralized debt obligations is valued using quotes provided by the asset manager. The quotes provided by the asset manager are based on spreads arrived at by using the same methodology as used for estimating the spreads for the single-name credit derivatives as against the use of credit spreads obtained from market participants in the previous year. This has resulted in an increase in the amount of assets classified under Level 3.

The valuation of Indian pass through certificates is dependent on the estimated cash flows that the underlying would pay out. The trust/originator makes a number of assumptions with regards to various variables to arrive at the estimated flows. The cash flow schedule received from the trust for pass through certificates is discounted at the base zero rates and credit spreads published by FIMMDA on month ends.

We have investments in certain unlisted equity shares at March 31, 2009 which are carried at the purchase value.

We hold investments in asset backed commercial paper through our Canadian subsidiary amounting to Rs. 2,242 million (US$ 44 million) (book value, net of provision) at March 31, 2009 which are overdue. We have made provisions for on these investments based on management’s estimates of expected recovery.

Our total investment in Level 3 securities stood at Rs. 123,223 million (US$ 2,422 million) at year-end fiscal 2009. Rs. 88,839 million (US$ 1,746 million) of the total Level 3 assets are India linked assets. The investment in India-linked pass through certificates was Rs. 39,667 million (US$ 780 million), bonds was Rs. 15,852 million (US$ 312 million) and credit derivatives was Rs. 30,712 million (US$ 603 million) at year-end fiscal 2009. Investments in non India linked bonds stood at Rs. 15,968 million (US$ 313 million). Investments in residential mortgage backed securities stood at Rs. 15,537 million (US$ 305 million) and investments in other asset backed securities (excluding asset backed commercial paper) stood at Rs. 637 million (US$ 13 million) at year-end fiscal 2009.

The sensitivity of the fair value of the above Level 3 investments to an adverse change in the significant unobservable assumptions is a loss of Rs. 3,866 million (US$ 76 million). An adverse change of 10% in the market value of the unlisted equity shares has been assumed. In case of other securities a 50 basis points adverse change in yields has been assumed for calculating the sensitivity.

The methodologies used for validation of pricing of products valued using market observable inputs include comparing the outputs of the models with counter party quotes, comparison with pricing from third party pricing tools, replicating the valuation methodology used in the model or other methods used on a case-to-case basis. Besides, the prices are computed under various scenarios and are checked for consistency. However, for products where there are no reliable market prices or market observable inputs available, valuation is carried out using models developed using alternate approaches and incorporating proxies wherever applicable. The validation of pricing models is performed by an independent risk management group, and approved by a committee comprising of executive directors.

Recently Issued Accounting Pronouncements

US GAAP

Business Combinations

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement No. 141 (Revised 2007), Business Combinations. This Statement replaces Statement No. 141, Business Combinations. The statement requires an acquirer to recognize the assets acquired, the liabilities assumed including contingencies and non-controlling interest in the acquiree, at the acquisition date, measured at their fair value, with limited exceptions specified in the statement. In a business combination achieved in stages, this Statement requires the acquirer to recognize the identifiable assets and liabilities as well as the non-controlling interest in the acquiree at full amounts of their fair values. This Statement requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. We will be required to apply this new Statement prospectively to business combinations consummated in fiscal years beginning after December 15, 2008. Early adoption is prohibited.

In April 2009, FASB issued FASB Staff Position No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” to amend and clarify the accounting and disclosure aspects relating to contingencies in a business combination under SFAS No. 141R.

The Company is in the process of evaluating the impact of adoption of these accounting guidelines.

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

Financial Guarantee Insurance Contracts

In May 2008, the FASB issued Statement No. 163, Accounting for Financial Guarantee Insurance Contracts which is effective for financial statements issued for fiscal years beginning after December 15, 2008. This Statement requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. This Statement also clarifies the applicability of Statement No. 60, Accounting and Reporting by Insurance Companies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities. This Statement requires expanded disclosures about financial guarantee insurance contracts. The Company is in the process of evaluating the impact of adoption of this statement.

GAAP Hierarchy

In May 2008, the FASB issued Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles. This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with U.S. GAAP (the GAAP hierarchy). We believe that adoption of this statement will not have a material effect on our consolidated financial statements.

In June 2009, the FASB issued Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009 and effectively supersedes Statement No. 162 from its effective date.

The FASB Accounting Standards Codification (Codification) will become the source of authoritative U.S. GAAP recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This Statement is not expected to have a material impact on the financial results.

Determining Fair Value in Inactive Markets

In October 2008, the FASB issued FASB Staff Position (FSP) FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, which was effective from the date of its issuance. The FSP clarifies that the use of a reporting entity’s own assumptions to determine the fair value of a financial asset is acceptable when relevant observable inputs are not available. The guidance further clarifies that the broker quotes may not be necessarily determinative of fair value if an active market does not exist for the financial asset. The FSP clarified that any revisions resulting from a change in the valuation technique or its application should be accounted for as a change in accounting estimate. For more details regarding the valuation methodologies of our securities portfolio, see “Fair Value Measurements”.

Fair Value Disclosures about Pensions and Other Post-retirement Benefits

In December 2008, the FASB issued FSP FAS 132(R)-1, Employers’ Disclosures about Post-retirement Benefit Plan Assets. This FSP mainly requires disclosures about fair values of plan assets in accordance with the guidance given in SFAS 157. This FSP is applicable for fiscal years effective after December 15, 2009. Since the requirement of this disclosure is on enhanced disclosures only, it will not have an impact on the financial results under US GAAP.

Other-Than-Temporary-Impairment

In January 2009, the FASB issued FSP EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue 99-20 regarding the determination of occurrence of other-than-temporary-impairment (“OTTI”) on available-for-sale and held-to-maturity securities. The FSP eliminates the requirement to consider market participants’ views in determining the occurrence of impairment. Thus, this FSP aligns the impairment model of EITF 99-20 with FASB Statement 115, Accounting for Certain Investments in Debt and Equity Securities, which requires an entity to assess the impairment based on probability of collection of amounts due as per contractual terms. This FSP was effective for interim and annual reporting periods ending after December 15, 2008 and the impact of adopting this guidance was not material.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary-Impairments, which is effective for interim and annual reporting periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009.The FSP improves the presentation and disclosure of OTTI on debt and equity securities in the financial statements and does not amend existing recognition and measurement guidance related to OTTI of equity securities. The FSP stipulates the guidelines based on which an entity should evaluate whether an impairment of an available-for-sale security and held-to-maturity security is other than temporary. The FSP also gives guidelines to determine the amount of OTTI and accounting for the debt securities after OTTI. The FSP requires that if an entity does not intend to sell the security and it is not more than likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the OTTI shall be separated into (a) the amount representing the credit loss and (b) the amount related to all other factors. The amount of OTTI related to credit loss shall be recognized in the earnings, while the amount of OTTI related to other factors shall be recognized in other comprehensive income. We are in the process of evaluating the impact of adoption of this statement.

Determining Fair Value in Case of Significant Decrease in Volume and Level of Activity

In April 2009, the FASB issued FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This FSP is effective for interim and annual reporting periods ending after June 15, 2009 and is to be applied prospectively. The FSP identifies certain indicative factors which may be considered by an entity in evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability. It further mentions that transactions or quoted prices may not be determinative of fair values and may require significant adjustments to estimate fair value in case of such significant decrease in activity. The FSP however reiterates that regardless of the valuation techniques used, the objective of fair value measurement remains same, i.e, determining a price that would be received to sell an asset or paid to transfer a liability in an orderly transaction. We are in the process of evaluating the impact of adoption of this statement.

Interim Disclosures about Fair Value of Financial Instruments

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments. These guidance, which require disclosures about the fair value of its financial instruments in summarized financial information for interim reporting periods, the method(s) and significant assumptions used to estimate the fair value and any changes in the methods or assumptions, are effective for interim periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. Since the requirement of this disclosure is on enhanced disclosures only, it will not have an impact on the financial results under US GAAP.

Subsequent Events

In May 2009, FASB issued Statement No. 165, Subsequent Events, which is effective for interim or annual financial periods ending after June 15, 2009, and shall be applied prospectively. The Statement provides guidance on the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

This Statement introduces the concept of financial statements being available to be issued,  i.e., when they are complete in a form and format that complies with U.S. GAAP and all approvals necessary for issuance have been obtained, for example, from management, the board of directors, and/or significant shareholders. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. The Statement is not expected to have a material impact on the financial results.

Transfers of Financial Assets

In June 2009, FASB issued Statement No. 166, Accounting for Transfers of Financial Assets which is an amendment of SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement removes the concept of a qualifying special-purpose entity from SFAS 140 and removes the exception from applying FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, to qualifying special-purpose entities.

This Statement clarifies that the objective of paragraph 9 of Statement 140 is to determine whether a transferor and all of the entities included in the transferor’s financial statements being presented have surrendered control over transferred financial assets. That determination must consider the transferor’s continuing involvements in the transferred financial asset. This Statement limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset and/or when the transferor has continuing involvement with the transferred financial asset.

This Statement defines the term participating interest to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. If the transfer does not meet those conditions, a transferor should account for the transfer as a sale only if it transfers an entire financial asset or a group of entire financial assets and surrenders control over the entire transferred asset(s) in accordance with the conditions in paragraph 9 of Statement 140, as amended by this Statement. This Statement requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor’s beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale.

Enhanced disclosures are required to provide financial statement users with greater transparency about transfers of financial assets and a transferor’s continuing involvement with transferred financial assets.

This Statement is to be applied as of the beginning of a reporting entity’s first annual reporting period beginning after November 15, 2009. We are in the process of evaluating the impact of adoption of this statement.

Consolidation of Variable Interest Entities

In June 2009, FASB issued Statement No. 167, Amendments to FASB Interpretation No. 46(R), which will be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009.

This Statement amends Interpretation 46(R) to require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics:

a)	The power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance.
b)
The obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.

This Statement amends Interpretation 46(R) to eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity, which was based on determining which enterprise absorbs the majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both.  This Statement also amends certain guidance in Interpretation 46(R) for determining whether an entity is a variable interest entity.

Under Interpretation 46(R), a troubled debt restructuring as defined in paragraph 2 of FASB Statement No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings, was not an event that required reconsideration of whether an entity is a variable interest entity and whether an enterprise is the primary beneficiary of a variable interest entity.   This Statement eliminates that exception.

This Statement amends Interpretation 46(R) to require enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity.  The enhanced disclosures are required for any enterprise that holds a variable interest in a variable interest entity.

MANAGEMENT

Directors and Executive Officers

Our board of directors, consisting of 17 members at August 31, 2009, is responsible for the management of our business. Our organizational documents provide for a minimum of three directors and a maximum of 21 directors, excluding the government director and the debenture director (defined below), if any. We may, subject to the provisions of our organizational documents and the Companies Act, change the minimum or maximum number of directors by a resolution which is passed at a general meeting by a majority of the present and voting shareholders. In addition, under the Banking Regulation Act 1949, the Reserve Bank of India may require us to convene a meeting of our shareholders for the purposes of appointing new directors to our board of directors.

The Banking Regulation Act 1949, requires that at least 51% of our directors should have special knowledge or practical experience in banking and areas relevant to banking including accounting, finance, agriculture and small scale industry. All of our directors are professionals with special knowledge of one or more of the above areas. Of the 17 directors, five are directors who are in our wholetime employment, or wholetime directors. The appointment of the chairman and wholetime directors requires the approval of the Reserve Bank of India and the shareholders. The government of India has appointed one representative, Dr. Anup K. Pujari, to our board effective January 27, 2009. Of the remaining 11 non-executive directors, Mr. K. V. Kamath is the non-executive chairman of our board and Mr. T. S. Vijayan is the Chairman of Life Insurance Corporation of India, which is one of ICICI Bank’s large institutional shareholders. One director is a consultant, one is a chartered accountant and business advisor, one is a professor of finance, three are retired company executives, one is from a financial holding company with investments in insurance and investment management and two are from industrial companies (including agriculture-based industries). Of the 12 non-executive directors, three have specialized knowledge in respect of agriculture and rural economy or small-scale industry. The Reserve Bank of India has also prescribed ‘fit and proper’ criteria to be considered while appointing persons as directors of banking companies. Our directors (other than the government director) are required to make declarations confirming their ongoing compliance of the ‘fit and proper’ criteria. Our board of directors has reviewed the declarations received from the directors in this regard and determined that all our directors satisfy the ‘fit and proper’ criteria.

Pursuant to the provisions of the Companies Act, at least two-thirds of the total number of directors are subject to retirement by rotation. The government director and the debenture director are not subject to retirement by rotation as per our organizational documents. One-third of the directors must retire from office at each annual meeting of shareholders. A retiring director is eligible for re-election. Pursuant to the provisions of the Banking Regulation Act, none of the directors other than wholetime directors may hold office continuously for a period exceeding eight years. Pursuant to the Reserve Bank of India guidelines, a person would be eligible for appointment as director if he or she is between 35 and 70 years of age.

Our organizational documents also provide that we may execute trust deeds in respect of our debentures under which the trustee or trustees may appoint a director, known as the debenture director. The debenture director is not subject to retirement by rotation and may only be removed as provided in the relevant trust deed. Currently, there is no debenture director on our board of directors.

Mr. K.V. Kamath, previously a non-wholetime director of the Bank and Managing Director & CEO of ICICI, was appointed as Managing Director & CEO effective May 3, 2002 and re-appointed effective May 1, 2006. His term as Managing Director & CEO ended on April 30, 2009. The Board at its meeting held on December 19, 2008 appointed Mr. K. V. Kamath as non-executive Chairman for a period of five years effective May 1, 2009. While our shareholders have approved the appointment of Mr. K. V. Kamath as Chairman effective May 1, 2009 up to April 30, 2014, Reserve Bank of India has approved his appointment for a period of three years effective May 1, 2009.

Ms. Chanda D. Kochhar was appointed as wholetime director designated as Executive Director effective April 1, 2001 and designated as Deputy Managing Director effective April 29, 2006 and Joint Managing Director & Chief Financial Officer effective October 19, 2007. The Board at its meeting held on December 19, 2008 appointed

Ms. Kochhar as Managing Director & CEO for a period of five years effective May 1, 2009. While our shareholders have approved appointment of Ms. Kochhar as Managing Director & CEO effective May 1, 2009 up to March 31, 2014, the Reserve Bank of India has approved her appointment for a period of three years effective May 1, 2009.

Mr. Sonjoy Chatterjee was appointed as wholetime director, designated as Executive Director, for a period of five years, effective October 22, 2007. Mr. K. Ramkumar was appointed as a wholetime director designated as Executive Director, for a period of five years, effective February 1, 2009. Mr. N. S. Kannan was appointed as a wholetime director designated as Executive Director & Chief Financial Officer, for a period of five years, effective May 1, 2009. While our shareholders have approved the above the Reserve Bank of India has approved the appointment of Mr. Kannan and Mr. Ramkumar for a period of three years with effect from May 1, 2009 and February 1, 2009 respectively.

The Board at its meeting held on April 25, 2009 appointed Mr. Sandeep Bakhshi as an additional director of the Bank effective May 1, 2009 for a period of five years. Mr. Sandeep Bakhshi was earlier Managing Director & CEO of ICICI Lombard General Insurance Company. The Board subsequently designated Mr. Sandeep Bakhshi as Deputy Managing Director effective from the date of his appointment to the Board. While our shareholders have approved the above, the Reserve Bank of India has approved the appointment of Mr. Sandeep Bakhshi for a period of three years with effect from May 1, 2009.

The Board at its meeting held on April 25, 2009 appointed Mr. M. S. Ramachandran, former Chairman, Indian Oil Corporation, as an additional Director effective April 25, 2009. His appointment has been approved by our shareholders.

In order to comply with the provisions of the Companies Act and our organizational documents, Mr. Sandeep Bakhshi, Mr. N. S. Kannan, Mr. K. Ramkumar, and Mr. Sonjoy Chatterjee will be subject to retirement by rotation if at any time the number of non-rotational director exceeds one-third of the total number of directors. If they are re-appointed as directors immediately upon retirement by rotation, they will continue to hold their offices as wholetime directors and the retirement by rotation and re-appointment shall not be deemed to constitute a break in their appointment. Our other executive officers may hold office until they retire, unless they are discharged earlier by us.

Our board of directors had the following members at August 31, 2009:

Name, designation and profession	Age	Date of Appointment	Particulars of other Directorship(s) at July 31, 2009
Mr. Kundapur Vaman Kamath Chairman	62	April 17, 1996

Director
Infosys Technologies Limited
Member
Institute of International Finance, Inc.
Chairman - Governing Council
The ICICI Foundation for Inclusive Growth
Co-Chairman
Emerging Market Advisory Council
Member - Governing Board
Pandit Deendayal Petroleum University
Adani Institute of Infrastructure Management
Indian Institute of Management, Ahmedabad

Mr. Sridar Iyengar Non-Executive Director Profession: Business Advisor	62	April 30, 2005
Director
American India Foundation
Aver Q Inc.
Career Launchers India Limited
Infosys BPO Limited
Infosys Technologies Limited
Kovair Software Inc.
Mahindra Holidays & Resorts India Limited
Onmobile Global Limited
Rediff.com India Limited
Rediff Holdings Inc.

Mr. Lakshmi Niwas Mittal Non-Executive Director Profession: Industrialist	59	May 3, 2002
Director
Arcelor Mittal, Luxembourg (President & CEO)
Arcelor Mittal USA Inc., United States
ONGC Mittal Energy Limited, Cyprus
ONGC Mittal Energy Services Limited, Cyprus
Commonwealth Business Council Limited, United Kingdom
EADS N.V. (European Aeronautic Defense and Space Company), the Netherlands
The Goldman Sachs Group Inc., United States

Ispat Inland U.L.C, Canada

Mr. Narendra Murkumbi Non-Executive Director Profession: Company Executive	39	January 20, 2006
Chairman
KBK-Chem Engineering Private Limited
Vice – Chairman & Managing Director
Shree Renuka Sugars Limited
Director
Shree Renuka Energy Limited
Shree Renuka Infraprojects Limited
ICICI Securities Limited
ICICI Investment Management Company Limited
Khandepar Investments private Limited (formerly known as Murkumbi Industries Private Limited)
Murkumbi Bioagro Private Limited
J. P. Mukherji & Associates Private Limited

Mr. Anupam Pradip Puri Non-Executive Director Profession: Management Consultant	64	May 3, 2002	Director Dr. Reddy’s Laboratories Limited Mahindra & Mahindra Limited Tech Mahindra Limited Mumbai Mantra Media Limited

Dr. Anup K. Pujari Nominee Director Profession: Government Service	53	January 27, 2009	–

Mr. M.S. Ramachandran Non-Executive Director Profession: Advisor	64	April 25, 2009	Chairman Cals Refineries Limited Concord Energy (India) Pte Limited Director Ester Industries Limited Gulf Oil Corporation Limited Supreme Petrochem Limited

Mr. Mahendra Kumar Sharma Non-Executive Director Profession: Retired Company Executive	62	January 31, 2003
Director
Bata (India) Limited
ICICI Lombard General Insurance Company Limited
Thomas Cook (India) Limited
Sanmar Group of Companies- Advisory Board
Schrader Duncan limited
Fulford (India) Limited
Mitsubishi UFJ Securities (India) Pvt. Limited
Member of Advisory Group
BVP (India) Investors Pvt. Limited

Mr. Priya Mohan Sinha Non-Executive Director Profession: Professional Manager	69	January 22, 2002	Chairman Bata (India) Limited Director Wipro Limited Lafarge India Private Limited Member of Advisory Board Reiter India Pvt. Limited

Prof. Marti Gurunath Subrahmanyam Non-Executive Director Profession: Professor	63	May 3, 2002
Director
ICICI Prudential Life Insurance Company Limited
Infosys Technologies Limited
AGM India Advisors Pvt. Limited
Metahelix Life Sciences Private Limited
International Schools of Business Management Limited
Nomura Asset Management (U.S.A.), Inc.
Oceanic Bank (UK) Limited
Usha Comm Tech Limited

Mr. T. S. Vijayan Non-Executive Director Profession: Company Executive	56	April 30, 2005
Chairman
Life Insurance Corporation of India
Non-Executive Chairman
LIC Housing Finance Limited
LIC Mutual Fund Asset Management Company Limited
LIC (International) (BSC)(C) Bahrain
LIC (Nepal) Limited
LIC (Lanka) Limited
LIC (Mauritius) Offshore Limited
LIC Pension Fund Limited

LIC Cards Services Private Limited
Director
LICHL Trustee Company Private Limited

Kenindia Assurance Company Limited

Mr. V. Prem Watsa Non-Executive Director Profession: Company Executive	59	January 29, 2004
Chairman & CEO
Fairfax Financial Holdings Limited
Chairman
Crum & Foster Holdings Corp.
Northbridge Financial Corporation
Odyssey Re Holdings Corp
TIG Holdings, Inc.
President
1109519 Ontario Limited
810679 Ontario Limited
2771489 Canada Limited
FFHL Share Option 1 Corporation
The Sixty Two Investment Company Limited
Vice President
FFHL Group Limited,
Vice President & Secretary
Hamblin Watsa Investment Council Limited
Director
The Sixty Four Foundation
The Six Four Foundation
The Sixty Three Foundation

Ms. Chanda D. Kochhar Managing Director & CEO Profession: Company Executive	48	April 1, 2001
Chairperson
ICICI Bank Eurasia Limited Liability Company
ICICI Bank UK PLC.
ICICI Bank Canada
ICICI Prudential Asset Management Company Limited
ICICI Prudential Life Insurance Company Limited
ICICI Securities Limited
ICICI Lombard General Insurance Company Limited
Member of Governing Council
The ICICI Foundation for Inclusive Growth
Member of Board of Governors
Indian Council for Research on International Economic Relations (Society)

Mr. Sandeep Bakhshi Deputy Managing Director Profession: Company Executive	49	May 1, 2009
Chairman
ICICI Home Finance Company Limited
ICICI Investment Management Company Limited
Director
ICICI Lombard General Insurance Company Limited
Member of Governing Council
The ICICI Foundation for Inclusive Growth

Mr. N. S. Kannan Executive Director & CFO Profession: Company Executive	44	May 1, 2009
Chairman
ICICI Securities Primary Dealership Limited
Director
ICICI Lombard General Insurance Company Limited
ICICI Prudential Asset Management Company Limited
ICICI Prudential Life Insurance Company Limited

Mr. K. Ramkumar Executive Director Profession: Company Executive	48	February 1, 2009	Director ICICI Prudential Life Insurance Company Limited ICICI Venture Funds Management Company Limited

Mr. Sonjoy Chatterjee Executive Director Profession: Company Executive	41	October 22, 2007	Director ICICI Bank Canada ICICI Bank UK PLC ICICI Bank Eurasia Limited Liability Company ICICI Securities Limited

Our executive offers at August 31, 2009 were as follows:

Name	Age	Designation and Responsibilities	Years of work experience	Total remuneration in fiscal 2009(1) (in Rupees)	Bonus for fiscal 2009 (in Rupees)	Stock options granted in fiscal 2009	Stock options granted in fiscal 2010	Total stock options granted through August 31, 2009	Total stock options outstanding at August 31, 2009(3)	Share-holdings at August 31, 2009(4)
Ms. Chanda D. Kochhar	47	Managing Director & CEO	25	16,157,814	-	180,000	-	985,000	655,000	268,925
Mr. Sandeep Bakhshi(2)	49	Deputy Managing Director	26	-	-	-	-	92,400	-	3,000
Mr. N.S. Kannan(2)	44	Executive Director & CFO	21	-	-	-	-	262,400	88,000	82,225
Mr. K. Ramkumar	48	Executive Director	25	12,177,516	-	125,000	-	480,000	382,500	22,000
Mr. Sonjoy Chatterjee	41	Executive Director	16	12,124,078	-	125,000	-	346,850	250,625	30,925
Mr. Pravir Vohra	55	Group Chief Technology Officer	35	12,242,339	-	125,000	-	404,500	320,500	36,000

(1)
Including ICICI Bank’s contribution to superannuation fund & provident fund and leave travel allowance, and excluding bonus payable for fiscal 2008 which was paid in fiscal 2009. No bonus was paid for fiscal 2009.

(2)
Appointment effective after year-end fiscal 2009. During fiscal 2009, Mr. Sandeep Bakhshi was Managing Director & CEO of ICICI Lombard General Insurance Company and Mr. N. S. Kannan was Executive Director of ICICI Prudential Life Insurance Company.

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

(4)	Executive officers and directors (including non-executive directors) as a group held about 0.4% of ICICI Bank’s equity shares as of this date.

Ms. Chanda D. Kochhar has a post-graduate degree in management from Jamnalal Bajaj Institute of Management Studies, Mumbai and a degree in cost and works accountancy from the Institute of Cost and Works Accountants of India. She started her career in 1984 with ICICI in its project finance department and has worked in the areas of corporate credit, infrastructure financing, e-commerce, strategy and retail finance. She was appointed to our board as an Executive Director in April 2001. Our board designated her as Deputy Managing Director in April 2006 and as Joint Managing Director & Chief Financial Officer in October 2007. Effective May 1, 2009 our board appointed Ms. Chanda D. Kochhar as Managing Director & CEO.

Mr. Sandeep Bakhshi has a degree in mechanical engineering, and a post-graduate degree in management from Xavier Labour Relations Institute, Jamshedpur. He joined ICICI in 1986 in the project finance department. He moved to ICICI Lombard General Insurance Company in 2002 as its Managing Director & CEO. Our board of directors appointed him as a wholetime Director designated as Deputy Managing Director effective May 1, 2009. He is currently responsible for retail and rural banking.

Mr. N. S. Kannan is a graduate in mechanical engineering, a postgraduate in management from the Indian Institute of Management, Bangalore and a Chartered Financial Analyst from the Institute of Chartered Financial

Analysts of India. He joined ICICI in 1991. He has worked in the areas of project finance, structured finance, treasury and life insurance. He was Chief Financial Officer & Treasurer of ICICI Bank from 2003 to 2005 and Executive Director on the Board of ICICI Prudential Life Insurance Company from 2005 to 2009. Our board of directors appointed him as a wholetime Director designated as Executive Director & Chief Financial Officer effective May 1, 2009. He is currently responsible for finance, taxation, corporate communications, compliance, internal audit, corporate legal and treasury.

Mr. K. Ramkumar is a science graduate from Madras University with a post-graduate diploma in industrial relations and labor laws. He worked with ICI India before joining ICICI Bank in 2001 in the human resources department. In 2006 he was designated as Group Chief Human Resources Officer. Our board of directors appointed him as a wholetime Director designated as Executive Director effective February 1, 2009. He is currently responsible for operations, credit and treasury middle offices and human resources management.

Mr. Sonjoy Chatterjee has a degree in chemical engineering and a post-graduate degree in management from the Indian Institute of Management, Bangalore. He joined ICICI in 1994 in the project finance department. He has worked in the areas of project finance, corporate banking, strategy and international banking. From 2003 to 2007, he was the chief executive officer of ICICI Bank UK PLC. Our board of directors appointed him as a wholetime Director designated as Executive Director in October 2007. He is currently responsible for wholesale banking, government banking and international banking.

Mr. Pravir Vohra is a post-graduate in economics from Delhi University. He was Joint President in 3i Infotech Limited (formerly ICICI Infotech Limited) before he joined ICICI Bank in 2002. He was designated as Group Chief Technology Officer in 2006. He is currently responsible for technology, infrastructure management and administration.

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

Our board’s role, functions, responsibility and accountability are clearly defined. In addition to its primary role of monitoring corporate performance, the functions of our board include:

•	approving corporate philosophy and mission;

•	participating in the formulation of strategic and business plans;

•	reviewing and approving financial plans and budgets;

•	monitoring corporate performance against strategic and business plans, including overseeing operations;

•	ensuring ethical behaviour and compliance with laws and regulations;

•	reviewing and approving borrowing limits;

•	formulating exposure limits; and

•	keeping shareholders informed regarding plans, strategies and performance.

To enable our board of directors to discharge these responsibilities effectively, executive management provides detailed reports on its performance to the board on a quarterly basis.

Our board functions either as a full board or through various committees constituted to oversee specific operational areas. These board committees meet regularly. The constitution and main functions of the various committees are given below.

Audit Committee

As of the date of the filing of this report, the Audit Committee comprises three independent directors – Mr. Sridar Iyengar, who is a Chartered Accountant, Mr. M.K. Sharma and Mr. Narendra Murkumbi. Mr. Sridar Iyengar is the Chairman of the Committee and Mr. M.K. Sharma is the Alternate Chairman.

Our board of directors has also determined that Mr. Sridar Iyengar qualifies as an Audit Committee financial expert.

The Committee provides direction to the audit function and monitors the quality of internal and statutory audit. The responsibilities of the Audit Committee include overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements, recommendation of appointment and removal of central and branch statutory auditors and chief internal auditor and fixation of their remuneration, approval of payment to statutory auditors for other permitted services rendered by them, review of functioning of Whistle Blower Policy, review of the quarterly and annual financial statements before submission to the Board, review of the adequacy of internal control systems and the internal audit function, review of compliance with inspection and audit reports and reports of statutory auditors, review of the findings of internal investigations, review of statement of significant related party transactions, review of management letters/letters on internal control weaknesses issued by statutory auditors, reviewing with the management, the statement of uses/application of funds raised through an issue (public issue, rights issue, preferential issue), the statement of funds utilized for the purposes other than those stated in the offer document/prospectus/notice and the report submitted by the monitoring agency, monitoring the utilisation of proceeds of a public or rights issue and making appropriate recommendations to the Board to take steps in this matter, discussion on the scope of audit with external auditors and examination of reasons for substantial defaults, if any, in payment to stakeholders. The Audit Committee is also empowered to appoint/oversee the work of any registered public accounting firm, establish procedures for receipt and treatment of complaints received regarding accounting and auditing matters and engage independent counsel as also provide for appropriate funding for compensation to be paid to any firm/advisors. In addition, the Audit Committee also exercises oversight on the our regulatory compliance function.

All significant audit and non-audit services to be provided by our principal accountants are pre-approved by the Audit Committee before such services are provided to us.

Board Governance and Remuneration Committee

As of the date of the filing of this report, the Board Governance & Remuneration Committee comprises five non-wholetime directors - Mr. M K. Sharma, Mr. K. V. Kamath, Mr. Anupam Puri, Mr. P. M. Sinha and Prof. Marti G. Subrahmanyam. Mr. M. K. Sharma, an independent Director, is the Chairman of the Committee.

The functions of the Committee include recommendation of appointments to the board, evaluation of the performance of the Managing Director & CEO and other wholetime Directors on pre-determined parameters, recommendation to our board for the remuneration (including performance bonus and perquisites) to wholetime Directors, approval of the policy for and quantum of bonus payable to the members of the staff, framing of guidelines for the Employees Stock Option Scheme and recommendation of grant of ICICI Bank stock options to the employees and the wholetime Directors of ICICI Bank and its subsidiary companies.

Credit Committee

As of the date of the filing of this report, the Credit Committee comprises six directors – Mr. K. V. Kamath, Mr. Narendra Murkumbi, Mr. M. S. Ramachandran, Mr. M. K. Sharma, Mr. P. M. Sinha and Ms. Chanda D. Kochhar. The majority of the members of the Committee are independent directors. Mr. K. V. Kamath is the Chairman of the Committee.

The functions of the Committee include review of developments in key industrial sectors and approval of credit proposals in accordance with the authorization approved by the board.

Customer Service Committee

As of the date of the filing of this report, the Customer Service Committee comprises seven directors – Mr. K. V. Kamath, Mr. Narendra Murkumbi, Dr. Anup K. Pujari, Mr. M. S. Ramachandran, Mr. M. K. Sharma, Mr. P. M. Sinha and Ms. Chanda D. Kochhar. The majority of the members of the Committee are independent directors. Mr. K. V. Kamath is the Chairman of the Committee.

The functions of the Committee include review of customer service initiatives, overseeing the functioning of the Customer Service Council and evolving innovative measures for enhancing the quality of customer service and improvement in the overall satisfaction level of customers.

Fraud Monitoring Committee

As of the date of the filing of this report, the Fraud Monitoring Committee comprises five directors - Mr. M. K. Sharma, Mr. K.V. Kamath, Mr. Narendra Murkumbi, Ms. Chanda D. Kochhar and Mr. Sandeep Bakhshi. Mr. M. K. Sharma is the Chairman of the Committee.

The functions of the Committee include monitoring and review of all instances of frauds involving an amount of Rs. 10 million (US$ 209,468) and above.

Risk Committee

As of the date of the filing of this report, the Risk Committee comprises six directors – Mr. K. V. Kamath, Mr. Sridar Iyengar, Dr. Anup K. Pujari, Prof. Marti G. Subrahmanyam. Mr. V. Prem Watsa and Ms. Chanda D. Kochhar. The majority of the members of the Committee are independent directors. Mr. K. V. Kamath is the Chairman of the Committee.

The Committee reviews ICICI Bank’s risk management policies in relation to various risks (credit, market, liquidity, operational and reputation risks), investment policies and strategy and regulatory and compliance issues in relation thereto. The Committee also reviews risk return profile of the Bank, capital adequacy based on risk profile of our balance sheet, Basel-II implementation, business continuity plan and disaster recovery plan, key risk indicators and significant risk exposures.

Share Transfer and Shareholders’/Investors’ Grievance Committee

As of the date of the filing of this report, the Share Transfer & Shareholders’/Investors’ Grievance Committee comprises three directors – Mr. M. K. Sharma, Mr. Narendra Murkumbi and Mr. N. S. Kannan. Mr. M. K. Sharma, an independent director, is the Chairman of the Committee.

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

Committee of Directors

As of the date of the filing of this report, the Committee of Directors comprises all five wholetime directors and Ms. Chanda D. Kochhar, Managing Director & CEO is the Chairperson of the Committee. The other members are Mr. Sandeep Bakhshi, Mr. N. S. Kannan, Mr. K. Ramkumar and Mr. Sonjoy Chatterjee.

The powers of the Committee include approval of credit proposals as per authorization approved by the board, approvals in respect of borrowing and treasury operations and premises and property related matters.

Strategy Committee

The Strategy Committee comprised five Directors Mr. N. Vaghul, Mr. M.K. Sharma, Mr. Narendra Murkumbi, Mr. K.V. Kamath and Ms. Chanda Kochhar. The Committee was chaired by Mr. N. Vaghul.

The functions of the Committee were to evaluate various strategic opportunities, including acquisitions, divestitures, restructuring and other strategic initiatives for ICICI Bank and its subsidiaries and recommended the same to our board of directors.

No meetings of the Committee were held during fiscal 2009. Our strategy was reviewed by our board of directors. Our board of directors at the meeting held on April 25, 2009 dissolved the Strategy Committee.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics for our directors and all our employees, which was updated and amended in fiscal 2008 and filed on September 29, 2008 as an exhibit to our annual report on Form 20-F for the fiscal year ended March 31, 2008. The revisions to the Code primarily focused on the following issues:

•	Conflicts of interest and outside activities;

•	Gifts and entertainment;

•	Know your Customer/Anti-money Laundering;

•	Accuracy of company records and reports;

•	Work place responsibility;

•	Raising ethical issues within ICICI Bank;

•	Special responsibility of superiors and managers; and

•	Disciplinary procedures.

Principal Accountant Fees and Services

The total fees to our principal accountant relating to audit of consolidated financial statements for fiscal 2008 and fiscal 2009 and the fees for other professional services billed in fiscal 2008 and fiscal 2009 are as follows:

					Convenience translation into US$
	Year ended March 31,				Year ended March 31,
	2008		2009		2009
	(in millions)				(in thousands)
Audit
Audit of ICICI Bank Limited and our subsidiaries	Rs.	111	Rs.	210	US$	4,128
Audit-related services		-		-		-
Opinion on non-statutory accounts presented in Indian Rupees		5		6		117
Others		33		7		137
Sub-total		149		223		4,383

Non-audit services
Tax services		-		-		-
Tax compliance		11		4		79
Other services		3		28		550
Sub-total		14		32		629
Total	Rs.	163	Rs.	255	US$	5,012

Fees for “other services” under the non-audit services category are principally fees related to certification services. Our Audit Committee approved the fees paid to our principal accountant relating to audit of consolidated financial statements for fiscal 2009 and fees for other professional services billed in fiscal 2009. Our Audit Committee pre-approves all significant assignments undertaken for us by our principal accountant.

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

Non-management directors meetings. Though there is no such requirement under applicable Indian legal requirements, our non-management directors meet separately before or after each board meeting.

Board Governance and Remuneration Committee and the Audit Committee. All members of our Board Governance and Remuneration Committee except Mr. K. V. Kamath are independent, as defined under applicable Indian legal requirements. All members of our Audit Committee are independent under Rule 10A-3 under the Exchange Act. The constitution and main functions of these committees as approved by our board are described above and comply with the spirit of the New York Stock Exchange requirements for United States issuers.

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

Compensation and Benefits to Directors and Officers

Remuneration

Under our organisational documents, each non-wholetime director, except the government director, is entitled to receive remuneration for attending each meeting of our board or of a board committee. The amount of remuneration payable to non-wholetime directors is set by our board from time to time in accordance with limits prescribed by the Companies Act or the government. The remuneration for attending each board or committee meeting is currently fixed at Rs. 20,000 (US$ 393). In addition, we reimburse directors for travel and related expenses in connection with board and committee meetings and related matters. If a director is required to perform services for us beyond attending meetings, we may remunerate the director as determined by our board of directors and this remuneration may be either in addition to or as substitution for the remuneration discussed above. We have not paid any remuneration to non-wholetime directors other than the remuneration for attending each meeting of our board or of a board committee except Mr. K. V. Kamath who would be paid a remuneration of Rs. 2,000,000 (US$ 39,316) per annum for a period of three years with effect from May 1, 2009. The above remuneration has been approved by the Reserve Bank of India, and the government’s approval for the same is awaited. Non-wholetime directors are not entitled to the payment of any benefits at the end of their term of office.

Our board or any committee thereof may fix, within the range approved by the shareholders, the salary payable to the wholetime directors. We are required to obtain specific approval of Reserve Bank of India for the actual monthly salary and performance bonus paid each year to the wholetime directors.

The following table sets forth the currently applicable monthly salary ranges:

Name and Designation	Monthly Salary Range (Rs.)
Ms. Chanda D. Kochhar, Managing Director & CEO	700,000 - 1,350,000 (US$13,761- US$ 26,538)
Mr. Sandeep Bakhshi, Deputy Managing Director	300,000 - 1,000,000 (US$ 5,897 - US$ 19,658)
Mr. N. S. Kannan, Executive Director & CFO	300,000 - 1,000,000 (US$ 5,897 - US$ 19,658)
Mr. K. Ramkumar, Executive Director	300,000 - 1,000,000 (US$ 5,897 - US$ 19,658)
Mr. Sonjoy Chatterjee, Executive Director	300,000 - 1,000,000 (US$ 5,897 - US$ 19,658)

The wholetime directors are entitled to perquisites (evaluated pursuant to Indian Income-tax Rules, wherever applicable, and at actual cost to us in other cases) like the benefit of our furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by us to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder; medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme/s and rule/s applicable to retired wholetime Directors of the Bank or the members of the staff, as the case may be, from time to time, for these benefits. In case Bank-owned accommodation is not provided, wholetime Directors are eligible for house rent allowance of Rs. 100,000 per month (US$ 1,966) and maintenance of accommodation including furniture, fixtures and furnishings, as may be provided by us.

There are no service contracts with our wholetime directors providing for benefits upon termination of their employment.

The total compensation paid by ICICI Bank to its wholetime directors and executive officers during fiscal 2009, Mr. K.V. Kamath, Ms. Chanda D. Kochhar, Mr. V. Vaidyanathan, Ms. Madhabi Puri-Buch, Mr. K. Ramkumar and Mr. Pravir Vohra, including bonus for fiscal 2008, was Rs. 120 million (US$ 2 million).

Bonus

Each year, our board of directors awards discretionary bonuses to employees and wholetime directors on the basis of performance and seniority. The performance of each employee is evaluated through a performance management appraisal system. There were no bonuses paid to employees and wholetime directors for fiscal 2009 except for an aggregate bonus of Rs. 210 million (US$ 4 million) statutorily mandated to be paid to employees upto a certain level.

Employee Stock Option Scheme

ICICI Bank has an Employee Stock Option Scheme in terms of which up to 5.0% of its issued equity shares may be allocated to employee stock options. Permanent employees and directors of ICICI Bank, its subsidiaries and its holding company are eligible employees for grant of stock options. ICICI Bank has no holding company. The maximum number of options granted to any eligible employee in a year is restricted to 0.05% of the Bank’s issued equity shares at the time of the grant.

Under the stock option scheme, eligible employees are entitled to apply for equity shares. The options granted for fiscal 2003 and earlier vest annually in a graded manner over a three-year period, with 20.0%, 30.0% and 50.0% of the grants vesting each year, commencing not earlier than 12 months from the date of grant. Options granted for fiscal 2004 through fiscal 2008, and other grants made during fiscal 2009 vest in a graded manner over a four-year period with 20.0%, 20.0%, 30.0% and 30.0% of grants vesting each year, commencing from the end of 12 months from the date of grant. Options granted for fiscal 2009 vest in a graded manner over a five year period with 20.0%, 20.0%, 30.0% and 30.0% of grant vesting each year, commencing from the end of 24 months from the date of grant. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. No options have been granted to wholetime Directors for fiscal 2009.

The exercise price for options granted prior to June 30, 2003 is equal to the market price of our equity shares on the date of grant on the stock exchange, which recorded the highest trading volume on the date of grant. On June 30, 2003, the Securities and Exchange Board of India revised its guidelines on employee stock options. While the revised guidelines provided that companies were free to determine the exercise price of stock options granted by them, they prescribed accounting rules and other disclosures, including expensing of stock options in the income statement, which are applicable to their Indian GAAP financial statements, in the event the exercise price was not equal to the average of the high and low market price of the equity shares in the two week period preceding the date of grant of the options, on the stock exchange which recorded the highest trading volume during the two week period. Effective July 22, 2004, the Securities and Exchange Board of India revised this basis of pricing to the latest available closing price, prior to the date of the meeting of the board of directors, in which options are granted, on the stock exchange which recorded the highest trading volume on that date. The exercise price for options granted by ICICI Bank on or after June 30, 2003, but before July 22, 2004 is equal to the average of the high and low market price of the equity shares in the two week period preceding the date of grant of the options, on the stock exchange which recorded the highest trading volume during the two week period. The exercise price of options granted on or after July 22, 2004 is equal to the closing price on the stock exchange which recorded the highest trading volume preceding the date of grant of options.

The following table sets forth certain information regarding the stock option grants ICICI Bank has made under its employee stock option scheme. ICICI Bank granted all of these stock options at no cost to its employees. ICICI Bank has not granted any stock options to its non-wholetime directors.

Date of grant	Number of options granted	Exercise price
February 21, 2000	1,713,000	Rs.	171.90	US$	3.40
April 26, 2001	1,580,200		170.00		3.34
March 27, 2002	3,155,000		120.35		2.37
April 25, 2003	7,338,300		132.05		2.60
July 25, 2003	147,500		157.03		3.29
October 31, 2003	6,000		222.40		3.09
April 30, 2004	7,539,500		300.10		5.90
September 20, 2004	15,000		275.20		5.41
April 30, 2005	4,906,180		359.95		7.08
August 20, 2005	70,600		498.20		9.79
January 20, 2006	5,000		569.55		11.20
April 29, 2006	6,267,400		576.80		11.34
July 22, 2006	29,000		484.75		9.53
October 24, 2006	78,500		720.55		14.16
January 20, 2007	65,000		985.40		19.37
April 28, 2007	4,820,300		935.15		18.38
July 21, 2007	11,000		985.85		19.38
October 19, 2007	46,000		1,036.50		20.38
January 19, 2008	40,000		1,248.85		24.55
March 8, 2008	39,000		893.40		17.56
April 26, 2008	5,583,500		915.65		18.00
July 26, 2008	25,000		656.75		12.91
October 27, 2008	20,500		308.50		6.06
April 25, 2009	1,723,500		434.10		8.53

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

Date of grant	Number of options granted	Exercise price[1]
August 3, 1999	2,323,750	Rs.	85.55	US$	1.68
April 28, 2000	2,902,500		133.40		2.62
November 14, 2000	20,000		82.90		1.63
May 3, 2001	3,145,000		82.00		1.61
August 13, 2001	60,000		52.50		1.03
March 27, 2002	6,473,700		60.25		1.18

(1)	The exercise price is equal to the market price of ICICI’s equity shares on the date of grant.

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

The following table sets forth certain information regarding the options granted by ICICI Bank (including options granted by ICICI adjusted in accordance with the Scheme of Amalgamation) at August 31, 2009.

Particulars	ICICI Bank
Options granted		52,703,955
Options vested		36,576,578
Options exercised		24,401,548
Options forfeited/lapsed		7,758,415
Extinguishment or modification of options	None
Amount realized by exercise of options	Rs.	4,729,332,532
Total number of options in force		20,543,992

ICICI Prudential Life Insurance Company has an Employee Stock Option Scheme in terms of which up to 3.0% of its paid up capital may be allocated to employee stock options. ICICI Prudential Life Insurance Company had 16,609,012 stock options outstanding at March 31, 2009. In fiscal 2009 ICICI Bank and Prudential PLC approved a scheme of liquidity to be provided to the employee stock option holders to the extent of shares exercised against options vested on or before March 31, 2007, aggregating to a maximum of 2.50 million shares. The shares were bought at a price determined by an independent external valuation of the shares. The shares were bought by the joint venture partners from the employee stock option holders in the proportion of their share holding. ICICI Bank has purchased 1,704,062 shares and Prudential PLC has purchased 598,696 shares of ICICI Prudential Life Insurance Company pursuant to this scheme. During fiscal 2009, ICICI Prudential Life Insurance Company granted 165,000 employee stock options at an exercise price of Rs. 400 to Mr. N. S. Kannan in his capacity as executive director of ICICI Prudential Life Insurance Company.

ICICI Lombard General Insurance Company has an Employee Stock Option Scheme in terms of which up to 5.0% of its paid up capital may be allocated to employee stock options. ICICI Lombard General Insurance Company had 14,398,162 employee stock options outstanding at March 31, 2009. In fiscal 2009 ICICI Bank and Fairfax Financials Holdings Limited, Canada approved a scheme of liquidity to be provided to the employee stock option holders to the extent of shares exercised against options vested on or before March 31, 2007, aggregating to a maximum of 1.12 million shares. The shares were bought at a price determined by an independent external valuation of the shares. The shares were bought by the joint venture partners from the employee stock option holders in the proportion of their share holding. ICICI Bank has purchased 442,950 shares of ICICI Lombard General Insurance Company pursuant to this scheme. During fiscal 2009, ICICI Lombard General Insurance Company granted 300,000 employee stock options at an exercise price of Rs. 200 to Mr. Sandeep Bakhshi in his capacity as Managing Director & CEO of ICICI Lombard General Insurance Company.

ICICI Securities had an Employee Stock Option Scheme in terms of which up to 10.0% of its issued equity share capital may be allocated to employee stock options. ICICI Securities had 8,305,000 employee stock options outstanding at June 30, 2008. In June 2008, the company approved a cash-out option for the vested options. The total number of stock options so encashed were 2,076,250. The second vesting of the options was due on June 29, 2009. However, the Employee Stock Option Scheme was terminated with effect from June 26, 2009.

Loans

ICICI Bank has internal rules for grant of loans to employees and wholetime directors to acquire certain assets such as property, vehicles and other consumer durables. ICICI Bank’s loans to employees have been made at interest rates ranging from 2.5% to 3.5% per annum and are repayable over fixed periods of time. The loans are generally secured by the assets acquired by the employees. Pursuant to the Banking Regulation Act, ICICI Bank’s non-wholetime directors are not eligible for any loans. At year-end fiscal 2009, there were loans of Rs. 7.9 billion (US$ 155 million), compared to loans of Rs. 9.0 billion (US$ 177 million) at year-end fiscal 2008, outstanding to ICICI Bank employees. This amount included loans of Rs. 7 million (US$ 137,606), compared to Rs. 14 million (US$ 275,211) at year-end fiscal 2008, to certain of its directors and executive officers, made on the same terms, including as to interest rates and collateral, as loans to other employees.

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

The gratuity funds for employees inducted from ICICI, Bank of Madura and Sangli Bank are separate gratuity funds managed by ICICI Prudential Life Insurance Company Limited. Actuarial valuation of the gratuity liability is determined by an actuary appointed by ICICI Prudential Life Insurance Company Limited. The investments of the funds are made according to rules prescribed by the government of India. The accounts of the funds are audited by independent auditors. The total corpus of these funds at year-end fiscal 2009 based on their unaudited financial statements was Rs. 1,373 million (US$ 27 million) compared to Rs. 623 million (US$ 12 million) at year-end fiscal 2008.

The gratuity fund for employees of ICICI Bank other than employees inducted from ICICI, Bank of Madura and Sangli Bank is administered jointly by the Life Insurance Corporation of India and ICICI Prudential Life Insurance Company. In accordance with the gratuity fund’s rules, actuarial valuation of gratuity liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality and staff turnover. The total corpus of the funds at year-end fiscal 2009 was Rs. 932 million (US$ 18 million) compared to Rs. 506 million (US$ 10 million) at year-end fiscal 2008.

Superannuation Fund

ICICI Bank contributes 15.0% of the total annual salary of each employee to a superannuation fund for ICICI Bank employees. ICICI Bank’s employees get an option on retirement or resignation to receive one-third of the total balance and a monthly pension based on the remaining two-third balance. In the event of death of an employee, his or her beneficiary receives the remaining accumulated balance of 66.7%. ICICI Bank also gives a cash option to its employees, allowing them to receive the amount contributed by ICICI Bank in their monthly salary during their employment. From fiscal 2006, the superannuation fund is being administered by Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited. Employees have the option to retain the existing balance with the Life Insurance Corporation of India or ICICI Prudential Insurance Company Limited. The total corpus of the superannuation fund was Rs. 1,248 million (US$ 25 million) at year-end fiscal 2009 compared to Rs. 1,218 million (US$ 24 million) at year-end fiscal 2008.

Provident Fund

ICICI Bank is statutorily required to maintain a provident fund as a part of its retirement benefits to its employees. There are separate provident funds for employees inducted from Bank of Madura and Sangli Bank (other than those employees who have opted for pensions), and for other employees of ICICI Bank. These funds are managed by in-house trustees. Each employee contributes 12.0% of his or her basic salary (10.0% for clerks and sub-staff of Bank of Madura) and ICICI Bank contributes an equal amount to the funds. The investments of the funds are made according to rules prescribed by the government of India. The accounts of the funds are audited by independent auditors. The total corpuses of the funds for employees inducted from Bank of Madura, Sangli Bank and other employees of ICICI Bank at year-end fiscal 2009 based on their unaudited financial statements were Rs. 646 million (US$ 13 million), Rs. 816 million (US$ 16 million) and Rs. 4.4 billion (US$ 86 million) respectively. ICICI Bank made aggregate contributions of Rs. 785 million (US$ 15 million) to these funds during fiscal 2009, compared to Rs. 769 million (US$ 15 million) in fiscal 2008.

Pension Fund

Out of the employees inducted from Bank of Madura and employed with ICICI Bank at year-end fiscal 2009, 267 employees had opted for pensions and 584 employees had opted for a provident fund and of the employees inducted from Sangli Bank and employed with ICICI Bank at year-end fiscal 2009, 1,042 employees had opted for pensions and 313 employees had opted for a provident fund. For employees who opted for a provident fund, ICICI Bank’s contribution of 12.0% of his or her basic salary (10% for clerks and sub-staff) is credited to the provident fund every month. For employees who opted for pensions, ICICI Bank’s contribution of 12.0% of his or her basic salary (10% for clerks and sub-staff) is credited to the pension fund every month. These funds are managed by in-house trustees through ICICI Prudential Life Insurance Company Limited. The investments of the funds are made according to rules prescribed by the government of India. The accounts of the fund are audited by independent auditors. The employees who opted for pensions are entitled to a monthly pension from the day after their retirement. ICICI Bank also gives a cash option to employees, allowing them to receive the present value of one-third of their monthly pension in total satisfaction. Upon death of an employee, family members are entitled to payment of a family pension pursuant to the rules in this regard. The corpus for Bank of Madura employees at year end fiscal 2009 was Rs. 1.3 billion (US$ 26 million) compared to Rs. 1.0 billion (US$ 20 million) at year-end fiscal 2008 and for Sangli Bank employees was Rs. 2.4 billion (US$ 47 million) at year end fiscal 2009 compared to Rs. 1.7 billion (US$ 33 million) at year-end fiscal 2008.

Interest of Management in Certain Transactions

Except as otherwise stated in this annual report, no amount or benefit has been paid or given to any of our directors or executive officers.

OVERVIEW OF THE INDIAN FINANCIAL SECTOR

The information in this section has been extracted from publicly available documents from various sources, including officially prepared materials from the government of India and its various ministries and the Reserve Bank of India, and has not been prepared or independently verified by us. This is the latest available information to our knowledge at August 31, 2009.

Introduction

The Reserve Bank of India, the central banking and monetary authority of India is the central regulatory and supervisory authority for the Indian financial system. A variety of financial intermediaries in the public and private sectors participate in India’s financial sector, including the following:

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

The Reserve Bank of India

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

The Reserve Bank of India issues guidelines on exposure limits, income recognition, asset classification, provisioning for non-performing and restructured assets, investment valuation and capital adequacy for commercial banks, long-term lending institutions and non-bank finance companies. The Reserve Bank of India requires these institutions to furnish information relating to their businesses to it on a regular basis. For further discussion regarding the Reserve Bank of India’s role as the regulatory and supervisory authority of India’s financial system and its impact on us, see “Supervision and Regulation”.

Commercial Banks

Commercial banks in India have traditionally focused on meeting the short-term financial needs of industry, trade and agriculture. At March 31, 2009, there were 166 scheduled commercial banks in the country, with a network of 79,056 branches serving approximately Rs. 39.37 trillion (US$ 773.9 billion) in deposit accounts. Scheduled commercial banks are banks that are listed in the schedule to the Reserve Bank of India Act, 1934, and are further categorized as public sector banks, private sector banks and foreign banks. Scheduled commercial banks have a presence throughout India, with approximately 63.6% of bank branches located in rural or semi-urban areas of the country. A large number of these branches belong to the public sector banks.

Public Sector Banks

Public sector banks make up the largest category in the Indian banking system. They include State Bank of India and its six associate banks, 19 nationalized banks and 86 regional rural banks. Excluding the regional rural banks, the remaining public sector banks have 55,009 branches, and accounted for 73.6% of the outstanding gross bank credit and 73.6% of the aggregate deposits of the scheduled commercial banks at March 31, 2009. The public sector banks’ large network of branches enables them to fund themselves out of low cost deposits.

State Bank of India is the largest bank in India in terms of total assets. At March 31, 2009, State Bank of India and its six associate banks had 15,912 branches. They accounted for 24.2% of aggregate deposits and 23.1% of outstanding gross bank credit of all scheduled commercial banks.

Regional rural banks were established from 1976 to 1987 by the central government, state governments and sponsoring commercial banks jointly with a view to develop the rural economy. Regional rural banks provide credit to small farmers, artisans, small entrepreneurs and agricultural laborers. The National Bank for Agriculture and Rural Development is responsible for supervising the functions of the regional rural banks. In 1986 the Kelkar Committee made comprehensive recommendations covering both the organizational and operational aspects of regional rural banks, several of which were incorporated as amendments to the Regional Rural Banking Act, 1976. As part of a comprehensive restructuring programme, re-capitalization of the regional rural banks was initiated in fiscal 1995, a process which continued until fiscal 2000 and covered 187 regional rural banks with aggregate financial support of Rs. 21.9 billion (US$ 431 million) from the stakeholders. Simultaneously, prudential norms on income recognition, asset classification and provisioning for loan losses following customary banking benchmarks were introduced.

Currently there are 86 regional rural banks and at March 31, 2009 they had 15,010 branches, and accounted for 3.0% of aggregate deposits and 2.3% of gross bank credit outstanding of scheduled commercial banks.

Private Sector Banks

After the first phase of bank nationalization was completed in 1969, public sector banks made up the largest portion of Indian banking. The focus on public sector banks was maintained throughout the 1970s and 1980s. In addition, existing private sector banks that showed signs of an eventual default were merged with state-owned banks. In July 1993, as part of the banking reform process and as a measure to induce competition in the banking sector, the Reserve Bank of India permitted entry of the private sector into the banking system. This resulted in the introduction of private sector banks, including ICICI Bank. These banks are collectively known as the “new” private sector banks. At March 31, 2009, there were seven “new” private sector banks. In addition, 15 old private sector banks existing prior to July 1993 were operating. The Sangli Bank Limited, an unlisted “old” private sector bank merged with ICICI Bank effective April 19, 2007. The Centurion Bank of Punjab merged with HDFC Bank in May 2008.

At March 31, 2009, private sector banks accounted for approximately 18.2% of aggregate deposits and 18.2% of gross bank credit outstanding of the scheduled commercial banks. Their network of 8,761 branches accounted for 11.1% of the total branch network of scheduled commercial banks in the country.

Foreign Banks

Currently there are 29 foreign banks and at March 31, 2009 foreign banks had 276 branches operating in India. Foreign banks accounted for 5.2% of aggregate deposits and 5.9% of outstanding gross bank credit of scheduled commercial banks at March 31, 2009. As part of the liberalization process, the Reserve Bank of India has permitted foreign banks to operate more freely, subject to requirements largely similar to those imposed on domestic banks. The primary activity of most foreign banks in India has been in the corporate segment. However, some of the larger foreign banks have made consumer financing a larger part of their portfolios. These banks offer products such as automobile finance, home loans and credit cards. Most foreign banks operate in India through branches of the parent bank. Certain foreign banks also have wholly-owned non-bank finance company subsidiaries or joint ventures for both corporate and retail lending. In a circular dated July 6, 2004, the Reserve Bank of India stipulated that banks should not acquire any fresh stake in another banks’ equity shares, if by such acquisition, the investing bank’s holding exceeded 5.0% of the investee bank’s equity capital. This also applies to holdings of foreign banks with a presence in India, in Indian banks.

The Reserve Bank of India issued a notification on “Roadmap for presence of foreign banks in India” on February 28, 2005, announcing the following measures with respect to the presence of foreign banks:

(i)
During the first phase (up to March 2009), foreign banks will be allowed to establish a presence by setting up wholly-owned subsidiaries or by converting existing branches into wholly-owned subsidiaries.

(ii)
In addition, during the first phase, foreign banks would be allowed to acquire a controlling stake in a phased manner only in private sector banks that are identified by the Reserve Bank of India for restructuring.

(iii)
For new and existing foreign banks, it has been proposed to go beyond the existing World Trade Organization commitment of allowing increases of 12 branches per year. A more liberal policy will be followed for under-banked areas.

(iv)	During the second phase (from April 2009 onwards), after a review of the first phase, foreign banks would be allowed to acquire up to 74.0% in private sector banks in India.

In April 2009, in view of the deterioration in the global financial markets, the Reserve Bank of India decided to put on hold the second phase until greater clarity emerged on recovery as well as the reformed global regulatory and supervisory architecture. The Reserve Bank of India has indicated that the current policy and procedures governing the presence of foreign banks in India will continue until such time.

Co-operative Banks

Co-operative banks cater to the financing needs of agriculture, small industry and self-employed businessmen in urban and semi-urban areas of India. The state land development banks and the primary land development banks provide long-term credit for agriculture. In the light of liquidity and insolvency problems experienced by some cooperative banks in fiscal 2001, the Reserve Bank of India undertook several interim measures, pending formal legislative changes, including measures related to lending against shares, borrowings in the call market and term deposits placed with other urban co-operative banks. Presently the Reserve Bank of India is responsible for supervision and regulation of urban co-operative banks, and the National Bank for Agriculture and Rural Development for state co-operative banks and district central cooperative banks. The Banking Regulation (Amendment) and Miscellaneous Provisions Act, 2004 provides for the regulation of all co-operative banks by the Reserve Bank of India. See also “— Recent Structural Reforms — Proposed Amendments to the Banking Regulation Act”. A task force appointed by the government of India to examine the reforms required in the co-operative banking system submitted its report in December 2004. It recommended several structural, regulatory and operational reforms for co-operative banks, including the provision of financial assistance by the government for revitalizing this sector. In the Union Budget for fiscal 2006, the Finance Minister accepted the recommendations of the Task Force in principle and proposed to call state governments for consultation and begin to implement the recommendations in the states willing to do so. During fiscal 2006 the Reserve Bank of India outlined a Medium-Term Framework for urban co-operative banks. Subsequently a Task Force for urban co-operative banks has been set up in select states for identification of and drawing up of a time bound action plan for revival of potentially viable urban co-operative banks and for non-disruptive exit for non-viable urban co-operative banks.

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

Pursuant to the recommendations of the Narasimham Committee II and the Khan Working Group, a working group created in 1999 to harmonize the role and operations of long-term lending institutions and banks, the Reserve Bank of India, in its mid-term review of monetary and credit policy for fiscal 2000, announced that long-term lending institutions would have the option of transforming themselves into banks subject to compliance with the prudential norms as applicable to banks. In April 2001, the Reserve Bank of India issued guidelines on several operational and regulatory issues, which were required to be addressed, in evolving the path for transition of a long-term lending institution into a universal bank. See “— Recent Structural Reforms—Universal Banking Guidelines”. In April 2002, ICICI merged with ICICI Bank. The Industrial Development Bank (Transfer of Undertaking and Repeal) Act, 2003 converted the Industrial Development Bank of India into a banking company incorporated under the Companies Act, 1956 on September 27, 2004, with exemptions from certain statutory and regulatory norms applicable to banks, including an exemption for a certain period from the statutory liquidity ratio (“SLR”). IDBI Bank Limited, a new private sector bank that was a subsidiary of the Industrial Development Bank of India, was merged with the Industrial Development Bank of India in April 2005.

The long term funding needs of Indian companies are met primarily by banks, Life Insurance Corporation of India and specialized non-bank financial companies like Infrastructure Development Finance Corporation. Indian companies also make bond issuances to institutional and retail investors.

Non-Bank Finance Companies

There are about 12,800 non-bank finance companies in India, mostly in the private sector. All non-bank finance companies are required to register with the Reserve Bank of India. The non-bank finance companies may be categorized into entities, which take public deposits and those which do not. The companies, which take public deposits, are subject to strict supervision and capital adequacy requirements of the Reserve Bank of India. ICICI Securities Limited, our subsidiary, is a non-bank finance company, which does not accept public deposits and ICICI Home Finance Company, our subsidiary, is a non-bank finance company, which accepts public deposits. The primary activities of the non-bank finance companies are consumer credit, including automobile finance, home finance and consumer durable products finance, wholesale finance products such as bill discounting for small and medium-sized companies, and fee-based services such as investment banking and underwriting. In 2003, Kotak

Mahindra Finance Limited, a large non-bank finance company was granted a banking license by the Reserve Bank of India and converted itself into Kotak Mahindra Bank.

During fiscal 2006, the Reserve Bank of India issued guidelines on the financial regulation of systemically important non-banking financial companies and banks' relationship with them with a view to remove the possibility of regulatory arbitrage leading to an uneven playing field and potential systemic risk. Within non-deposit taking non-banking financial companies, the guidelines classify those with an asset size above Rs. 1.0 billion (US$ 20 million) as per the last audited balance sheet as systemically important. These non-banking financial companies were required to maintain a minimum capital to risk weighted assets ratio of 10.0%, in addition to conforming with single and group exposure norms. In August 2008, the Reserve Bank of India issued draft guidelines covering non-deposit taking non-banking financial companies. It was proposed that non-deposit taking non-banking financial companies with asset size of Rs 1.0 billion (US$ 20 million) and above will have to maintain capital to risk weighted assets ratio of 12.0% against the current minimum of 10.0%. The capital adequacy ratio was proposed to be increased to 15.0% from April 2009. In the annual policy statement announced on April 21, 2009, the Reserve Bank of India deferred the implementation of capital to risk weighted assets of 12.0% to March 31, 2010 and of 15.0% to March 31, 2011.

Over the past few years, certain non-bank finance companies have defaulted to investors and depositors, and consequently actions (including bankruptcy proceedings) have been initiated against them, many of which are currently pending. See also “— Recent Structural Reforms—Reforms of the Non-Bank Finance Companies”.

Housing Finance Companies

Housing finance companies form a distinct sub-group of the non-bank finance companies. As a result of the various incentives given by the government for investing in the housing sector in recent years, the scope of this business has grown substantially. Until recently, Housing Development Finance Corporation Limited (HDFC) was the premier institution providing housing finance in India. In recent years, several other players including banks have entered the housing finance industry. ICICI Bank also has a housing finance subsidiary, ICICI Home Finance Company. The National Housing Bank and the Housing and Urban Development Corporation Limited are the two major financial institutions instituted through acts of Parliament to improve the availability of housing finance in India. The National Housing Bank Act provides for securitization of housing loans, foreclosure of mortgages and setting up of the Mortgage Credit Guarantee Scheme.

Other Financial Institutions

Specialized Financial Institutions

In addition to the long-term lending institutions, there are various specialized financial institutions which cater to the specific needs of different sectors. They include the National Bank for Agricultural and Rural Development, Export Import Bank of India, Small Industries Development Bank of India, Risk Capital and Technology Finance Corporation Limited, Tourism Finance Corporation of India Limited, National Housing Bank, Power Finance Corporation Limited, Infrastructure Development Finance Corporation Limited and India Infrastructure Finance Company.

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

Insurance Companies

Currently, there are 43 insurance companies in India, of which 22 are life insurance companies and 21 are general insurance companies. There is also one re-insurance company. Of the 22 life insurance companies, 21 are in the private sector and one is in the public sector. Among the general insurance companies, 15 are in the private sector and six (including the Export Credit Guarantee Corporation of India Limited and the Agriculture Insurance Company of India Limited) are in the public sector. The re-insurance company, General Insurance Corporation of India, is in the public sector. Life Insurance Corporation of India, General Insurance Corporation of India and public sector general insurance companies also provide long-term financial assistance to the industrial sector.

The insurance sector in India is regulated by the Insurance Regulatory and Development Authority. In December 1999, the Indian Parliament passed the Insurance Regulatory and Development Authority Act, 1999 which also amended the Insurance Act, 1938. This opened up the Indian insurance sector for foreign and private investors. The Insurance Act allows foreign equity participation in new insurance companies of up to 26.0%. A new company should have a minimum paid up equity capital of Rs. 1.0 billion (US$ 20 million) to carry on the business of life insurance or general insurance or Rs. 2.0 billion (US$ 39 million) to carry on exclusively the business of reinsurance.

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

In fiscal 2009, new business weighted individual premium underwritten by the life insurance sector decreased by 10.4% to Rs. 471.6 billion (US$ 9.3 billion) compared to Rs. 526.6 billion (US$ 10.4 billion) in fiscal 2008. Of the above, the share of private sector increased from 50.5% in fiscal 2008 to 57.0% in fiscal 2009. First year premium underwritten in the general insurance sector amounted to Rs. 306.0 billion (US$ 6.0 billion) in fiscal 2009 as against Rs. 280.5 billion (US$ 5.5 billion) in fiscal 2008 recording a year-on-year growth of 9.1%. The share of private sector increased marginally from 39.9% in fiscal 2008 to 41.0% in fiscal 2009. Gross premiums underwritten by general insurance companies moderated in fiscal 2008 and fiscal 2009 owing to de-tariffing of the general insurance sector. Until January 1, 2007, almost 70.0% of the general insurance market was subject to price controls under a tariffing regime. With the commencement of a tariff free regime effective January 1, 2007, the resultant competitive pricing has led to a significant decrease in premium rates across the industry leading to moderate premium growth during fiscal 2008 and fiscal 2009. We have joint ventures in each of the life insurance and the general insurance sectors. Our life insurance joint venture, ICICI Prudential Life Insurance Company, and general insurance joint venture, ICICI Lombard General Insurance Company, are both major players in their respective segments.

 Mutual Funds

At the end of August 2009, there were 38 mutual funds in India with average assets under management for August 2009 of Rs. 7,499.2 billion (US$ 147.4 billion). Average assets under management of all mutual funds decreased by 8.4% from Rs. 5,385.1 billion (US$ 105.9 billion) at March 2008 to Rs. 4,932.9 billion (US$ 97.0 billion) at March 2009. From year 1963 to 1987, Unit Trust of India was the only mutual fund operating in the country. It was set up in 1963 at the initiative of the government and the Reserve Bank of India. From 1987 onwards, several other public sector mutual funds entered this sector. These mutual funds were established by public sector banks, the Life Insurance Corporation of India and General Insurance Corporation of India. The mutual funds industry was opened up to the private sector in 1993. The industry is regulated by the Securities and Exchange Board of India (Mutual Fund) Regulation, 1996. Our asset management joint venture, ICICI Prudential Asset

Management Company, was among the top three mutual funds in India based on average assets under management for August 2009 with an overall market share of 10.4%.

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

However, since 1991, there have been comprehensive changes in the Indian financial system. Various financial sector reforms, implemented since 1991, have transformed the operating environment of the banks and long-term lending institutions. In particular, the deregulation of interest rates, emergence of a liberalized domestic capital market, and entry of new private sector banks, along with the transformation of long-term lending institutions into banks, have progressively intensified the competition amongst banks. The Reserve Bank of India permitted the transformation of long-term lending institutions into banks subject to compliance with the prudential norms applicable to banks.

Banking Sector Reform

Most large banks in India were nationalized in 1969 and thereafter were subject to a high degree of control until reform began in 1991. In addition to controlling interest rates and entry into the banking sector, these regulations also channelled lending into priority sectors. Banks were required to fund the public sector through the mandatory acquisition of low interest-bearing government securities or statutory liquidity ratio bonds to fulfil statutory liquidity requirements. As a result, bank profitability was low, impaired assets were comparatively high, capital adequacy was diminished, and operational flexibility was hindered.

Committee on the Financial System (Narasimham Committee I)

The Committee on the Financial System (The Narasimham Committee I) was set up in August 1991 to recommend measures for reforming the financial sector. Many of the recommendations made by the committee, which addressed organizational issues, accounting practices and operating procedures, were implemented by the government of India. The major recommendations that were implemented included the following:

•
with fiscal stabilization and the government increasingly resorting to market borrowing to raise resources, the statutory liquidity ratio or the proportion of the banks’ net demand and time liabilities that were required to be invested in government securities was reduced from 38.5% in the pre-reform period to 25.0% in October 1997. Effective November 8, 2008, the statutory liquidity ratio has been reduced to 24.0%;

•
similarly, the cash reserve ratio or the proportion of a bank’s net demand and time liabilities that were required to be deposited with the Reserve Bank of India was reduced from 15.0% in the pre-reform period to a low of 4.5%. The cash reserve ratio effective January 17, 2009 is 5.0%.

•	special tribunals were created to resolve bad debt problems;

•	most of the restrictions on interest rates for deposits were removed. Commercial banks were allowed to set their own level of interest rates for all deposits except savings bank deposits; and

•
substantial capital infusion to several state-owned banks was approved in order to bring their capital adequacy closer to internationally accepted standards. By the end of fiscal 2002, aggregate re-capitalization amounted to Rs. 217.5 billion (US$ 4.3 billion). Stronger public sector banks were given permission to issue equity to further increase capital.

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

Recent Structural Reforms

 Amendments to the Banking Regulation Act

The government promulgated an ordinance in 2007 enabling the Reserve Bank of India to specify the statutory liquidity ratio without any floor rate. The ordinance has subsequently been repealed and replaced by the Banking Regulation (Amendment) Act, 2007.

Amendments to the Reserve Bank of India Act

In May 2006, the Indian Parliament approved amendments to the Reserve Bank of India Act removing the floor rate of 3.0% for cash reserve ratio requirement, giving the Reserve Bank of India discretion to reduce the cash reserve ratio to less than 3.0%. The amendments also created a legal and regulatory framework for derivative instruments.

Amendments to Laws Governing Public Sector Banks

In 2006, the Indian Parliament amended the laws governing India’s public sector banks permitting these banks to issue preference shares and make preferential allotments or private placements of equity. The amendments also empower the Reserve Bank of India to prescribe ‘fit and proper’ criteria for directors of such banks and permit supercession of their boards and appointment of administrators in certain circumstances.

Proposed Amendments to the Banking Regulation Act

Legislation seeking to amend the Banking Regulation Act has been introduced in the Indian Parliament. As presently drafted, the main amendments propose to:

•	permit all banking companies to issue preference shares that will not carry any voting rights;

•	make prior approval of the Reserve Bank of India mandatory for the acquisition of more than 5.0% of a banking company’s paid up capital or voting rights by any individual or firm or group; and

•	remove the 10.0% limit on the maximum voting power exercisable by a shareholder in a banking company.

Legislative Framework for Recovery of Debts due to Banks

In fiscal 2003, the Indian Parliament passed the Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002. This Act provides that a secured creditor may, in respect of loans classified as non-performing in accordance with the Reserve Bank of India guidelines, give notice in writing to the borrower requiring it to discharge its liabilities within 60 days, failing which the secured creditor may take possession of the assets constituting the security for the loan, and exercise management rights in relation thereto, including the right to sell or otherwise dispose of the assets. This Act also provides for the setting up of asset reconstruction companies regulated by the Reserve Bank of India to acquire assets from banks and financial institutions. The Reserve Bank of India has issued guidelines for asset reconstruction companies in respect of their establishment, registration and licensing by the Reserve Bank of India, and operations. Asset Reconstruction Company (India) Limited, set up by ICICI Bank, Industrial Development Bank of India, State Bank of India and certain other banks and institutions, received registration from the Reserve Bank of India and commenced operation in August 2003. Foreign direct investment is now permitted in the equity capital of asset reconstruction companies and investment by Foreign Institutional Investors registered with the Securities and Exchange Board of India is permitted in security receipts issued by asset reconstruction companies, subject to certain conditions and restrictions.

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

Corporate Debt Restructuring Forum

The Reserve Bank of India has devised a corporate debt restructuring system to put in place an institutional mechanism for the restructuring of corporate debt. The objective of this framework is to ensure a timely and transparent mechanism for the restructuring of corporate debts of viable entities facing problems, outside the purview of the Board of Industrial and Financial Rehabilitation, debt recovery tribunals and other legal proceedings. In particular, this framework aims to preserve viable corporates that are affected by certain internal and external factors and minimize the losses to the creditors and other stakeholders through an orderly and coordinated restructuring program. The corporate debt restructuring system is a non-statutory mechanism and a voluntary system based on debtor-creditor and inter-creditor agreements.

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

Pension Reforms

Currently, there are three categories of pension schemes in India: pension schemes for government employees, pension schemes for employees in the organized sector and voluntary pension schemes. In case of pension schemes for government employees, the government pays its employees a defined periodic benefit upon their retirement. Further, the contribution towards the pension scheme is funded solely by the government and not matched by a contribution from the employees. The Employees Provident Fund, established in 1952, is a mandatory program for employees of certain establishments. It is a contributory program that provides for periodic contributions of 10% to 12% of the basic salary by both the employer and the employees. The contribution is invested in prescribed securities and the accumulated balance in the fund (including the accretion thereto) is paid to the employee as a lump sum on retirement. Besides these, there are voluntary pension schemes administered by the government (the Public Provident Fund to which contribution may be made up to a maximum of Rs. 70,000 (US$ 1,376)) or offered by insurance companies, where the contribution may be made on a voluntary basis. Such voluntary contributions are often driven by tax benefits offered under the scheme.

In 1998, the government commissioned the Old Age Social and Income Security (“OASIS”) project and nominated an expert committee to suggest changes to the existing policy framework. The committee submitted its report in January 2000, recommending a system for private sector management of pension funds to provide market-linked returns. It also recommended the establishment of a separate pension regulatory authority to regulate the pensions system. Subsequently, in the budget for fiscal 2001, the government announced that a high level committee would be formulated to design a contribution-based pension scheme for new government recruits. The government also requested the Insurance Regulatory and Development Authority to draw up a roadmap for implementing the OASIS Report. The Insurance Regulatory and Development Authority submitted its report in October 2001. The report suggested that pension fund managers should constitute a separate legal entity to conduct their pension business. In August 2003, the government announced that it would be mandatory for its new employees (excluding defense personnel) to join a new defined contribution pension scheme where both the government and the employee would make monthly contributions of 10% of the employee’s basic salary. The government also announced that a Pension Fund Development and Regulatory Authority would be set up to regulate the pension industry. The government constituted the interim Pension Fund Development and Regulatory Authority on October 11, 2003. In December 2003, the government announced that the new pension system would be applicable to all new recruits to Indian government service (excluding defense personnel) from January 1, 2004. Further, on December 30, 2004, the government promulgated an ordinance establishing the statutory regulatory body, Pension Fund Regulatory and Development Authority to undertake promotional, developmental and regulatory functions with respect to the pension sector. In March 2005, the government tabled the Pension Fund and Development Authority Bill in Parliament. The union budget for fiscal 2006 recognized the opportunities for foreign direct investment in the pension sector and it has also announced that the government would issue guidelines for such investment. In 2009, the government extended the New Pension System to all citizens of India on a voluntary basis, effective from May 1, 2009. Private sector participation in managing pension assets was permitted for the first time in fiscal year 2009, and four private sector companies were issued licenses. See also “Business – Overview”.

Impact of Global Financial Crisis on India

The bankruptcy of Lehman Brothers in September 2008 led to a rapid deterioration of the global macroeconomic environment and a sharp moderation in global economic activity. In India, this impact was felt mainly through the trade and capital channels. As a result, there was a sharp reduction in domestic liquidity in September-October 2008. The decline in global commodity prices led to a moderation in inflation and facilitated substantial reductions in key policy rates and reserve requirements. The Reserve Bank of India reduced repo and reverse repo rates and the statutory liquidity ratio and cash reserve ratio requirements to ease liquidity situation, especially for non-banking finance companies and mutual fund companies.

Credit Policy Measures

The Reserve Bank of India issues an annual policy statement setting out its monetary policy stance and announcing various regulatory measures. The Reserve Bank of India issues a review of the annual policy statement on a quarterly basis.

First Quarter Review of Annual Policy Statement for Fiscal 2008

In its first quarter review of the annual policy statement announced on July 31, 2007, the Reserve Bank of India raised the cash reserve ratio by 50 basis points to 7.0% effective August 4, 2007.

The Reserve Bank of India also decided to withdraw the ceiling of Rs. 30.0 billion (US$ 590 million) on daily reverse repo operations under the Liquidity Adjustment Facility.

Mid-Term Review of Policy Statement for Fiscal 2008

In its mid-term review of the annual policy statement announced on October 30, 2007, the Reserve Bank of India raised the cash reserve ratio by 50 basis points to 7.5% effective November 10, 2007.

Third Quarter Review of Policy Statement for Fiscal 2008

In its third quarter review of the annual policy statement announced on January 30, 2008, the Reserve Bank of India maintained all key rates at the then-current levels citing the need to maintain a balance between price stability and sustaining growth momentum.

In April 2008, Reserve Bank of India increased the cash reserve ratio in a phased manner by 25 basis points effective April 26, 2008 and a further 25 basis points effective May 10, 2008 to increase the cash reserve ratio to 8.00%.

Annual Policy Statement for Fiscal 2009

In its annual policy statement for fiscal 2009 announced in April 2008, the Reserve Bank of India:

•	Increased the cash reserve ratio by 25 basis points to 8.25% effective May 24, 2008.

•	Enhanced the limit of bank loans for housing for applicability of reduced risk weights at 50.0% from Rs. 2.0 million to Rs. 3.0 million (US$ 39,316 to US$ 58,974).

•
Proposed to introduce Separate Trading of Registered Interest and Principal of Securities in government securities by the end of fiscal 2009 letting investors hold and trade the individual interest and principal components of eligible government notes and bonds as separate securities.

•
Proposed that the shortfall in lending to weaker sections by the domestic scheduled commercial banks would be taken into account for the purpose of allocating amounts for contribution to Rural Infrastructure Development Fund or funds with other financial institutions as specified by the Reserve Bank of India from April 2009.

In June 2008, the Reserve Bank of India increased the cash reserve ratio in a phased manner by 25 basis points effective July 5, 2008 and a further 25 basis points effective July 19, 2008 to increase the cash reserve ratio to 8.75%.

First Quarter Review of Annual Policy Statement for Fiscal 2009

In its first quarter review of the annual policy statement announced on July 29, 2008, the Reserve Bank of India raised the cash reserve ratio by 25 basis points to 9.0% effective August 30, 2008 and increased the repo rate by 50 basis points to 9.0% effective July 29, 2008.

In October 2008, the cash reserve ratio was reduced by 250 basis points from 9.0% to 6.5% effective October 11, 2008.

Effective October 20, 2008, the repo rate was reduced from 9.0% to 8.0%.

Mid-Term Review of Policy Statement for Fiscal 2009

In its mid-term review of the annual policy announced on October 24, 2008, the Reserve Bank of India kept all policy rates unchanged.

In November, 2008 the statutory liquidity ratio was reduced from 25.0% to 24.0% of banks’ net demand and time liabilities effective November 8, 2008. The cash reserve ratio was reduced from 6.5% to 5.5% in two phases by 50 basis points each effective October 25, 2008 and November 8, 2008 respectively.

Effective November 3, 2009, the repo rate reduced from 8.0% to 7.5%. Effective December 8, 2008, the repo rate was reduced from 7.5% to 6.5% and the reverse repo rate from 6.0% to 5.0%.

Effective January 5, 2009, the repo rate was reduced from 6.5% to 5.5% and the reverse repo rate from 5.0% to 4.0%.

Effective January 17, 2009, the cash reserve ratio was further reduced from 5.5% to 5.0%.

Third Quarter Review of Policy Statement for Fiscal 2009

In its third quarter review of the annual policy statement for fiscal 2009, the Reserve Bank of India kept all policy rates unchanged.

Effective March 5, 2009, the repo rate was reduced from 5.5% to 5.0% and the reverse repo rate was reduced from 4.0% to 3.5%.

Annual Policy Statement for Fiscal 2010

In its annual policy statement for fiscal 2010 announced on April 21, 2009, the Reserve Bank of India reduced the repo rate by 25 basis points from 5.0% to 4.75% and the reverse repo rate by 25 basis points from 3.5% to 3.25% effective April 21, 2009. Other measures announced by the Reserve Bank of India were:

•
With effect from April 1, 2010, payment of interest on savings bank accounts of scheduled commercial banks would be calculated on a daily product basis and not on minimum balances held in the accounts during the period from the 10th day to the last day of each calendar month. This would increase the cost of savings deposits and total deposits for banks.

•	Constitute a working group to review the present benchmark prime lending rate system and suggest changes to make credit pricing more transparent.

•	Allow banks to set up offsite ATMs without prior approval subject to reporting

•	Constitute a group to review the existing branch authorization policy with a view to providing greater flexibility

First Quarter Review of Annual Policy Statement for Fiscal 2010

In its first quarter review of the annual policy statement for fiscal 2010 announced on July 29, 2009, the Reserve Bank of India kept all policy rates unchanged.

Reforms of the Non-Bank Finance Companies

Standards relating to income recognition, provisioning and capital adequacy were prescribed for non-bank finance companies in June 1994. Registered non-bank finance companies were required to achieve a minimum capital adequacy of 6.0% by year-end fiscal 1995 and 8.0% by year-end fiscal 1996 and to obtain a minimum credit rating. To encourage the companies complying with the regulatory framework, the Reserve Bank of India announced in July 1996 certain liberalization measures under which the non-bank finance companies registered with it and complying with the prudential norms and credit rating requirements were granted freedom from the ceiling on interest rates on deposits and amount of deposits. Other measures introduced include requiring non-bank finance companies to maintain a certain percentage of liquid assets and to create a reserve fund. The percentage of liquid assets to be maintained by non-bank finance companies has been revised uniformly upwards to 15.0% of public deposits since April 1999. From January 1, 2000 the requirement should not be less than 10.0% in approved securities and the remaining in unencumbered term deposits in any scheduled commercial bank, the aggregate of which shall not be less than 15.0% of the “public deposit” outstanding at the close of business on the last working day of the second preceding quarter. The maximum rate of interest that non-bank finance companies could pay on their public deposits was reduced from 12.5% per annum to 11.0% per annum effective March 4, 2003. Effective April 24, 2007, the maximum rate of interest on public deposits accepted by non-bank finance companies was increased to 12.5% per annum.

Efforts have also been made to integrate non-bank finance companies into the mainstream financial sector. The first phase of this integration covered measures relating to registrations and standards. The focus of supervision has now shifted to non-bank finance companies accepting public deposits. This is because companies accepting public deposits are required to comply with all the directions relating to public deposits, prudential norms and liquid assets. A task force on non-bank finance companies set up by the government of India submitted its report in October 1998, and recommended several steps to rationalize the regulation of non-bank finance companies. Accepting these recommendations, the Reserve Bank of India issued new guidelines for non-bank finance companies, which were as follows:

•	a minimum net owned fund of Rs. 2.5 million (US$ 49,145) is mandatory before existing non-bank finance companies may accept public deposits;

•	a minimum investment grade rating is compulsory for loan and investment companies accepting public deposits, even if they have the minimum net owned funds;

•
permission to accept public deposits was also linked to the level of capital to risk assets ratio. Different capital to risk assets ratio levels for non-bank finance companies with different ratings were specified; and

•	non-bank finance companies were advised to restrict their investments in real estate to 10.0% of their net owned funds.

In the monetary and credit policy for fiscal 2000, the Reserve Bank of India stipulated a minimum capital base of Rs. 20 million (US$ 393,159) for all new non-bank finance companies. In the government of India’s budget for fiscal 2002, the procedures for foreign direct investment in non-bank finance companies were substantially liberalized.

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

On December 12, 2006, the Reserve Bank of India issued guidelines on the financial regulation of systematically important non-banking financial companies and banks' relationships with them with a view to remove the possibility of regulatory arbitrage leading to an uneven playing field and potential systemic risk. Within non-deposit taking non-banking financial companies, the guidelines classify those with an asset size above Rs. 1.0 billion (US$ 20 million) as per the last audited balance sheet as systemically important. These non-banking financial companies are required to maintain a minimum capital to risk weighted assets ratio of 10.0%, in addition to conforming with single and group exposure norms. The guidelines restrict banks’ holdings in a deposit taking non-banking financial company, excluding housing finance companies, to 10.0% of the paid up equity capital of the non-banking financial company. The total exposure to a single non-banking financial company has been limited to 10.0% of a bank’s capital funds (15.0% in the case of an asset finance company). The limit may be increased to 15.0% and 20.0%, respectively, provided that the excess exposure is on account of funds lent by the non-banking financial company to the infrastructure sector. In August 2008, the Reserve Bank of India issued draft guidelines covering non-deposit taking non-banking financial companies. It was proposed that non-deposit taking non-banking financial companies with asset size of Rs 1.0 billion (US$ 20 million) and above will have to maintain capital to risk weighted assets ratio of 12.0% against the current minimum of 10.0%. The capital adequacy ratio was proposed to be increased to 15.0% from April 2009. In the annual policy statement announced on April 21, 2009, the Reserve Bank of India deferred the implementation of capital to risk weighted assets of 12.0% to March 31, 2010 and of 15.0% to March 31, 2011.

As per existing instructions of the Reserve Bank of India, non-banking finance companies in India having assets of Rs. 500 million (US$ 10 million) and above as per their last audited results are required to constitute an audit committee, consisting of no less than three members of its board of directors. In May 2007 the Reserve Bank of India announced that non-banking finance companies with deposit base of Rs. 200 million (US$ 4 million) and above may also consider constituting an audit committee on similar lines. Further, the Reserve Bank of India has also instructed non-banking finance companies with public deposits of Rs. 200 million (US$ 4 million) and above or having an asset size of Rs. 1.0 billion (US$ 20 million) or above to form a nomination committee to ensure 'fit and proper' status of proposed/existing directors for such companies. The Reserve Bank of India also instructed such non-banking finance companies to form a risk management committee to manage integrated risk. Additionally, the Reserve Bank of India also prohibited such non-banking finance companies from extending loans, advances or non-fund based facilities or any other financial accommodation/facilities to their directors and/or certain other connected persons.

SUPERVISION AND REGULATION

The main legislation governing commercial banks in India is the Banking Regulation Act. Other important laws include the Reserve Bank of India Act, the Negotiable Instruments Act, the Foreign Exchange Management Act and the Banker’s Books Evidence Act. Additionally, the Reserve Bank of India, from time to time, issues guidelines to be followed by banks. Compliance with all regulatory requirements is evaluated with respect to financial statements under Indian GAAP. Banking companies in India are also subject to the purview of the Companies Act and if such companies are listed on a stock exchange in India then various regulations of the Securities Exchange Board of India would additionally apply to such companies.

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

ICICI Bank, being licensed as a banking company is regulated and supervised by the Reserve Bank of India. The Reserve Bank of India requires ICICI Bank to furnish statements and information relating to its business. It has issued, among others, guidelines for commercial banks on recognition of income, classification of assets, exposure norms on concentration risk, valuation of investments, maintenance of capital adequacy and provisioning for non-performing assets. The Reserve Bank of India has set up a Board for Financial Supervision, under the chairmanship of the Governor of the Reserve Bank of India. The appointment of the auditors of banks is subject to the approval of the Reserve Bank of India. The Reserve Bank of India can direct a special audit in the interest of the depositors or in the public interest.

Regulations Relating to the Opening of Branches

Section 23 of the Banking Regulation Act provides that banks must obtain the prior approval of the Reserve Bank of India to open new branches. Permission is granted based on factors such as the financial condition and history of the banking company, its management, adequacy of capital structure and earning prospects and the public interest. The Reserve Bank of India may cancel the license for violations of the conditions under which it was granted. Under the banking license granted to ICICI Bank by the Reserve Bank of India, ICICI Bank is required to have at least 25.0% of its branches located in rural and semi-urban areas. A rural area is defined as a center with a population of less than 10,000. A semi-urban area is defined as a center with a population of greater than 10,000 but less than 100,000. These population figures relate to the 2001 census conducted by the government of India. In September 2005, the Reserve Bank of India issued a new branch authorization policy in terms of which the system of granting authorizations for opening individual branches from time to time was replaced by a system of aggregated approvals on an annual basis. The Reserve Bank of India discusses with individual banks their branch expansion strategies and plans over the medium term. The term “branch” for this purpose would include a full-fledged branch, an extension counter, off-site ATMs, administrative office, and back offices. While processing authorization requests, the Reserve Bank of India gives importance to the nature and scope of banking services particularly in under-banked areas, credit flow to the priority sector and efforts to promote financial inclusion, the need to induce enhanced competition in the banking sector, the bank’s regulatory compliance, quality of governance, risk management and relationships with subsidiaries and affiliates. In its annual policy statement for fiscal 2010, announced on April 21, 2009, the Reserve Bank of India permitted banks to install offsite ATMs without prior permission. The Reserve Bank of India also constituted a committee for assessing the branch licensing policy.

Capital Adequacy Requirements

ICICI Bank is required to comply with the capital adequacy guidelines issued by the Reserve Bank of India. In April 2007, the Reserve Bank of India issued guidelines for the implementation of a capital adequacy framework based on the revised framework approved by the Basel Committee on Banking Supervision, or Basel-II. These guidelines became applicable to banks that have an international presence, like ICICI Bank, effective year-end fiscal 2008 and to all other banks effective year-end fiscal 2009. These guidelines require banks to maintain a minimum capital to risk weighted asset ratio of 9.0%, of which a minimum of 6.0% (an increase from 4.5% required by the earlier Basel I guidelines) must be Tier I capital. The guidelines stipulate that investments above 30.0% in the paid up equity of financial subsidiaries and associates which are not consolidated for capital purposes and investments in other instruments eligible for regulatory capital status in those entities must be deducted to the extent of 50.0% from Tier I capital and 50.0% from Tier II capital. The guidelines also introduce a capital charge for operational risk. ICICI Bank is required to maintain capital adequacy based on the higher of minimum capital required under Basel II or the prudential floor specified for minimum capital required under Basel I. The prudential floor for Basel I for years ending March 31, 2008, 2009 and 2010 is 100.0%, 90.0% and 80.0% respectively.

Risk adjusted assets and off-balance sheet items considered for determining the capital adequacy ratio are the risk weighted total of funded and non-funded exposures. Degrees of credit risk expressed as percentage weighting have been assigned to various balance sheet asset items and off-balance sheet items. The credit equivalent value of off-balance sheet items is determined by applying conversion factors to the notional amount of the off-balance sheet items. The conversion factor ranges between 20.0% to 100.0% depending on the nature and maturity of the off-balance sheet item. The value of each item is multiplied by the relevant risk weight (and conversion factor for off-balance sheet items) to produce risk-adjusted values of assets and off-balance sheet items. Consumer credit exposures attract a risk weight of 125.0% and exposures meeting the qualifying criteria of regulatory retail, defined by the Reserve Bank of India, attract a risk weight of 75%. The risk weight for capital market exposure are set at 125% and loans secured by residential property attract a differential risk weight ranging from 50% to 100% based on the size of the loan and the loan-to-value ratio. Exposures to commercial real estate are risk weighted at 100.0%, venture capital funds are weighted at 150.0% and other unrated loans/credit exposures at 100.0%. Credit exposures to rated corporates are risk weighted based on the external credit ratings at a facility level. Banks are also required to maintain a capital charge for market risk in respect of their trading book exposure (including derivatives) and securities included in the available for sale category. All open foreign exchange positions carry a 100.0% risk weight. Capital requirements have also been prescribed for open positions in gold. Banks are also expected to compute their credit exposures, arising on account of interest rate and foreign exchange derivative transactions and gold, using the current exposure method.

In July 2009, Reserve Bank of India issued a time schedule on the introduction of advanced approaches of Basel II framework in India whereby banks are required to apply to the Reserve Bank of India for migration to internal models approach for market risk and the standardized approach for operational risk earliest by April 1, 2010 and for advanced measurement approach for operational risk and internal ratings based approaches for credit risk earliest by April 1, 2012.

The Reserve Bank of India issued guidelines on securitization of standard assets on February 1, 2006. The guidelines define criteria for true sale of assets, criteria to be met by special purpose vehicles set up for securitization, policy on provision of credit enhancement facilities, liquidity facilities, underwriting facilities and provision of services. The guidelines also cover capital requirements on securitization, prudential norms for investment in securities issued by special purpose vehicles, accounting treatment of the securitization transactions and disclosure requirements. In April 2007, the Reserve Bank of India issued Basel-II Accord based prudential guidelines pursuant to which certain unrated securitization exposures will have to be deducted 50.0% from Tier I and 50.0% from Tier II capital. The guidelines have also specified differential risk weight mapping based on the rating of the securitization exposure of the originator/investor.

The total capital of a bank is classified into Tier I and Tier II capital. Tier I capital provides the most permanent and readily available support against unexpected losses. It comprises paid-up capital, reserves consisting of any statutory reserves, other disclosed free reserves and innovative perpetual debt instruments issued in compliance with extant regulations issued by the Reserve Bank of India for inclusion in Tier I capital as reduced by intangible assets and losses in the current period and those brought forward from the previous period. In fiscal 2003, the Reserve Bank of India issued a guideline requiring a bank’s deferred tax asset to be treated as an intangible asset and deducted from its Tier I capital.

Tier II capital includes undisclosed reserves, revaluation reserves (at a discount of 55.0%), general provisions and loss reserves (allowed up to a maximum of 1.25% of risk weighted assets), hybrid debt capital instruments (which combine certain features of both equity and debt securities and are able to support losses on an ongoing basis without triggering liquidation), and subordinated debt. Commencing five years from maturity, any subordinated debt is subject to progressive discounts each year for inclusion in Tier II capital and total subordinated debt considered as Tier II capital cannot exceed 50.0% of Tier I capital. Tier II capital cannot exceed Tier I capital.

The Reserve Bank of India has issued guidelines permitting banks to issue perpetual debt with a call option which may be exercised after not less than 10 years, with its prior approval, for inclusion in Tier I capital up to a maximum of 15.0% of total Tier I capital. The Reserve Bank of India has also permitted banks to issue debt instruments with a minimum maturity of 15 years and a call option after not less than 10 years, to be exercised with its prior approval, for inclusion in upper Tier II capital. In July 2006, the Reserve Bank of India issued guidelines permitting the issuance of Tier I and Tier II debt instruments denominated in foreign currencies. In October 2007, to enhance the range of eligible instruments available to banks for capital adequacy purposes, the Reserve Bank of India issued guidelines permitting banks to issue preference shares as part of regulatory capital. Banks have been allowed to issue perpetual non-cumulative preference shares as part of Tier I capital and perpetual cumulative preference shares, redeemable non-cumulative preference shares and redeemable cumulative preference shares as part of Tier II capital. Further, the Parliament amended the laws governing India’s public sector banks permitting these banks to issue preference shares and make preferential allotments or private placements of equity. According to current provisions private sector banks in India are not permitted to issue preference shares. Legislation has been introduced in the Parliament to amend the Banking Regulation Act to allow all banks to issue redeemable and non-redeemable preference shares. In September 2009, the Reserve Bank of India issued guidelines permitting banks to issue subordinated debt as lower Tier II capital with call and step-up options. See also “Operating and Financial Review and Prospects—Capital Resources”.

In March 2008, the Reserve Bank of India issued guidelines pertaining to the Supervisory Regulatory Process and the Internal Capital Adequacy Assessment Process under Basel II. The guidelines require banks to develop and put in place, with approval of their boards, an Internal Capital Adequacy Assessment Process commensurate with their size, level of complexity, risk profile and scope of operations. In June 2007, the Reserve Bank of India issued a circular on stress testing to advise banks to put in place appropriate stress testing policies frameworks, the details and results of which are included in the Internal Capital Adequacy Assessment Process.

Loan Loss Provisions and Non-Performing Assets

In April 1992, the Reserve Bank of India issued formal guidelines on income recognition, asset classification, provisioning standards and valuation of investments, which are revised from time to time.

 The principal features of these Reserve Bank of India guidelines, which have been implemented with respect to ICICI Bank’s loans, debentures, lease assets, hire purchases and bills in its Indian GAAP financial statements are set forth below.

 Asset Classification

 A non-performing asset is an asset in respect of which any amount of interest or principal is overdue for more than 90 days. In particular, an advance is a non-performing asset where:

•	interest and/or instalment of principal remains overdue for a period of more than 90 days in respect of a term loan;

•	the account remains “out-of-order” (as defined below) for a period of more than 90 days in respect of an overdraft or cash credit;

•	the bill remains overdue for a period of more than 90 days in case of bills purchased and discounted;

•	instalment of principal or interest remains overdue for two crop seasons for short duration crops or for one crop season for long duration crops;

•
the amount of liquidity facility remains outstanding for more than 90 days, in respect of a securitization transaction undertaken in accordance with the Reserve Bank of India guidelines on securitisation issued on February 1, 2006; or

•
in respect of derivative transactions, the overdue receivables representing positive mark-to-market value of a derivative contract, if these remain unpaid for a period of 90 days from the specified due date for payment.

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

Sub-Standard Assets: Assets that are non-performing assets for a period not exceeding 12 months. In such cases, the current net worth of the borrower/guarantor or the current market value of the security charged is not enough to ensure recovery of dues to the banks in full. Such an asset has well-defined credit weaknesses that jeopardize the liquidation of the debt and are characterized by the distinct possibility that the bank will sustain some loss, if deficiencies are not corrected.

Doubtful Assets: Assets that are non-performing assets for more than 12 months. A loan classified as doubtful has all the weaknesses inherent in assets that are classified as sub-standard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable.

Loss Assets: Assets on which losses have been identified by the bank or internal or external auditors or the Reserve Bank of India inspection but the amount has not been written off fully.

There are separate guidelines for classification of loans for projects under implementation which are based on the date of commencement of commercial production and date of completion of the project as originally envisaged at the time of financial closure.

The Reserve Bank of India also has separate guidelines for restructured loans. A fully secured standard loan can be restructured by rescheduling of principal repayment and/or the interest element, but must be separately disclosed as a restructured loan. The amount of diminution, if any, in the fair value of the loan, measured in present value terms, is either written off or provided for to the extent of the diminution involved. Similar guidelines are applicable to sub-standard and doubtful assets. The sub-standard accounts which have been subjected to restructuring, whether in respect of principal instalment or interest amount, by whatever modality, are eligible to be upgraded to the standard category only after the specified period, i.e., a period of one year after the date when first payment of interest or of principal, whichever is earlier, falls due, subject to satisfactory performance during the period. The Reserve Bank of India has specific sections concerning debt-restructuring mechanisms for small and medium enterprises in its guidelines on restructuring of loans by banks issued on August 27, 2008. In fiscal year 2009, due to the extraordinary economic circumstances, modifications to guidelines on restructuring of loans covering all categories of loans were issued. In December 2008, the Reserve Bank of India permitted commercial real estate exposures to be restructured up to June 30, 2009 with asset classification concessions. The second restructuring of loan exposures was made eligible for concessional regulatory treatment up to June 30, 2009. This however excluded exposures to commercial real estate, capital market exposures, and personal/consumer loans. On January 2, 2009, Reserve Bank of India guidelines were issued, whereby accounts which were standard assets as on September 1, 2008 but slipped into the non-performing asset category and were restructured for the first time before January 31, 2009 could be reported as standard. On February 4, 2009, the time period for taking up restructuring was extended to March 31, 2009.  These revised provisions regarding restructuring of accounts were applicable only up to June 30, 2009. Banks were also required to disclose in the balance sheet details regarding applications received as on March 31, 2009 for restructuring, proposals approved, implemented, and proposals under consideration.

To put in place an institutional mechanism for the restructuring of corporate debt, the Reserve Bank of India has devised a corporate debt restructuring system. See “Overview of the Indian Financial Sector—Recent Structural Reforms—Corporate Debt Restructuring Forum”.

Provisioning and Write-Offs

Provisions under the Indian GAAP are based on guidelines specific to the classification of the assets. The following guidelines apply to the various asset classifications:

•
Standard Assets: A general provision of 0.40% (0.25% upto fiscal 2005) is required, other than for direct advances to the agriculture and small and medium enterprise sectors for which the requirement is 0.25%. In fiscal 2007, the Reserve Bank of India increased the general provisioning requirement for standard advances in specific sectors including residential housing loans greater than Rs 2.0 million (US$ 39,316) from 0.40% to 1.00%. In January 2007, the general provisioning requirement for real estate sector loans (excluding residential housing loans), credit card receivables, loans and advances qualifying as capital market exposure, personal loans and exposures to non-deposit taking systemically important non-banking financial companies was increased to 2.0%. In November 2008, the Reserve Bank of India reinstated the general provisioning requirement on incremental advances for all types of standard assets to the uniform level of 0.40%, except in the case of advances to the agricultural and small and medium enterprise sectors, which continued to attract provisioning of 0.25%. The revised norms were effective prospectively but the provisions held by banks could not be reversed.

•
Sub-Standard Assets: A general provision of 10.0% of the total outstanding is required. However, unsecured exposures, which are identified as sub-standard attract an additional provision of 10.0%, i.e., a total of 20.0% on the outstanding balance.

•
Doubtful Assets: A 100.0% write-off is required to be taken against the unsecured portion of the doubtful asset and charged against income. The value assigned to the collateral securing a loan is the amount reflected on the borrower’s books or the realizable value determined by third party appraisers. For the secured portion of assets classified as doubtful, 20.0% provision is required to be made for assets that have been classified as doubtful for a year, 30.0% for assets that have been classified as doubtful for one to three years and 100.0% assets classified as doubtful for more than three years.

•	Loss Assets: The entire asset is required to be written off or provided for, i.e., a 100.0% provision.

•
Restructured Loans: Until August 27, 2008, the amount of sacrifice, if any, in the element of interest, measured in present value terms, was either written off or provision was made to the extent of the sacrifice involved. For loans restructured after August 27, 2008, a provision equal to the difference between the fair value of the loan before and after restructuring is required to be made. The fair value of the loan before restructuring is computed as the present value of cash flows representing the interest at the existing rate charged on the loan before restructuring and the principal. The fair value of the loan after restructuring is computed as the present value of cash flows representing the interest at the rate charged on the loan on restructuring and the principal. Both sets of cash flows are discounted by the bank’s Benchmark Prime Lending Rate as on the date of restructuring plus the appropriate term premium and credit risk premium for the borrower category on the date of restructuring. In November 2008, as per guidelines issued by the Reserve Bank of India, restructured housing loans are required to be risk weighted with an additional risk weight of 25.0%.

In June 2006, the Reserve Bank of India issued prudential norms on creation and utilization of floating provisions (i.e., provisions which are not made in respect of specific non-performing assets or are made in excess of regulatory requirements for provisions for standard assets). The norms state that floating provisions can be used only for contingencies under extraordinary circumstances for making specific provisions against impaired accounts after obtaining approval from the Board of Directors and with the prior permission of the Reserve Bank of India. Floating provisions for advances and investments must be held separately and cannot be reversed by credit to the profit and loss account. Until utilization of such provisions, they can be netted off from gross non-performing assets to compute the net non-performing assets. Alternatively, floating provisions could be treated as part of Tier II capital within the overall ceiling of 1.25% of total risk-weighted assets for inclusion of general provisions and loss reserves in Tier II capital. Floating provisions do not include specific voluntary provisions made by banks for advances which are higher than the minimum provision stipulated by the Reserve Bank of India guidelines. In March 2009, the Reserve Bank of India issued revised norms relating to prudential treatment of floating provisions whereby effective fiscal 2010 floating provisions cannot be netted off from gross non-performing assets to compute net non-performing assets. However, in August 2009, the Reserve Bank of India decided to defer the implementation of this new guideline until further notice. Accordingly, banks continue to have the choice between deducting their existing floating provisions from gross non-performing assets to arrive at net non-performing assets or reckon it as part of Tier II capital subject to the overall ceiling of 1.25% of total risk weighted assets.

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

•
Banks are free to determine their own lending rates but each bank must declare its prime lending rate as approved by its Board of Directors. Banks are required to declare a benchmark prime lending rate based on various parameters including cost of funds, non-interest expense, capital charge and profit margin. Each bank should also indicate the maximum spread over the prime lending rate for all credit exposures other than retail loans. The interest charged by banks on advances up to Rs. 200,000 (US$ 3,932) to any one entity (other than certain permitted types of loans including loans to individuals for acquiring residential property, loans for purchase of consumer durables and other non-priority sector personal loans) must not exceed the prime lending rate. Banks are also given freedom to lend at a rate below the prime lending rate in respect of creditworthy borrowers and exposures. Interest rates for certain categories of advances are regulated by the Reserve Bank of India. In the annual policy statement for fiscal 2010, the Reserve Bank of India announced constitution of a working group to review the present benchmark prime lending rate system.

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

Regulations Relating to Sale of Assets to Asset Reconstruction Companies

The Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002, as amended, provides for sale of financial assets by banks and financial institutions to asset reconstruction companies. The Reserve Bank of India has issued guidelines to banks on the process to be followed for sales of financial assets to asset reconstruction companies. These guidelines provide that a bank may sell financial assets to an asset reconstruction company provided the asset is a non-performing asset. These assets are to be sold on ‘without recourse’ basis only. A bank may sell a standard asset only if the borrower has a consortium or multiple banking arrangement, at least 75.0% by value of the total loans to the borrower are classified as non-performing and at least 75.0% by value of the banks and financial institutions in the consortium or multiple banking arrangement agree to the sale. The banks selling financial assets should ensure that there is no known liability devolving on them and that they do not assume any operational, legal or any other type of risks relating to the financial assets sold. Further, banks may not sell financial assets at a contingent price with an agreement to bear a part of the shortfall on ultimate realization. However, banks may sell specific financial assets with an agreement to share in any surplus realized by the asset reconstruction company in the future. While each bank is required to make its own assessment of the value offered in the sale before accepting or rejecting an offer for purchase of financial assets by an asset reconstruction company, in consortium or multiple banking arrangements where more than 75.0% by value of the banks or financial institutions accept the offer, the remaining banks or financial institutions are obliged to accept the offer. Consideration for the sale may be in the form of cash, bonds or debentures or security receipts or pass through certificates issued by the asset reconstruction company or trusts set up by it to acquire the financial assets. The Reserve Bank of India has prescribed that the plan of realization for reconstruction of assets shall not exceed 5 years from the date of acquisition of the asset. In April 2009, as an interim measure, the Reserve Bank of India allowed an extension of 2 years for realization of the assets in respect of the security receipts issued by securitization/asset reconstruction companies, which have been outstanding for more than 5 years. See also “Overview of the Indian Financial Sector—Recent Structural Reforms—Legislative Framework for Recovery of Debts Due to Banks”.

In March 2009, the Reserve Bank of India issued guidelines relating to excess provisions on sale of standard assets and non-performing assets. Banks were permitted to voluntarily make specific provisions for non-performing assets at rates higher than prescribed by regulation with the additional provisions for non-performing assets netted off from gross non-performing assets to arrive at net non-performing assets. According to the guidelines in respect to sale of standard assets, in case the sale consideration is higher than the book value, the excess provisions could be credited to the profit and loss account. Excess provisions which arise on sale of non-performing assets could be treated as Tier II capital subject to the overall ceiling of 1.25% of total risk weighted assets. Regarding provisions for diminution of fair value of restructured advances, both in respect of standard assets and non-performing assets, made on account of reduction in rate of interest and/or re-scheduling of the repayment of principal amount are permitted to be netted from the relative assets.

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

In October 2007, the Reserve Bank of India issued guidelines regarding valuation of non-performing assets being put up for sale. Banks have been instructed to work out the net present value of the estimated cash flows associated with the realisable value of the available asset net of the cost of realization. The sale price should not be lower than the net present value. The Reserve Bank of India has instructed banks to follow the same procedure in case of compromise settlements as well.

 Directed Lending

Priority Sector Lending

Until year-end fiscal 2007, the Reserve Bank of India’s directed lending norms required commercial banks to lend a certain percentage of their net bank credit to specific sectors (the priority sectors), such as agriculture, small-scale industry, small businesses and housing finance. Total priority sector advances were set at 40.0% of net bank credit with agricultural advances required to be 18.0% of net bank credit and advances to weaker sections required to be at 10.0% of the net bank credit, and 1.0% of the previous year’s total advances outstanding is required to be lent under the Differential Rate of Interest scheme. In April 2007, the Reserve Bank of India issued revised guidelines on lending to the priority sector. The Reserve Bank of India has linked the priority sector lending targets to adjusted net bank credit (net bank credit plus investments made by banks in non-statutory liquidity bonds included in the held to maturity category and excluding recapitalisation bonds floated by the government) or credit equivalent amount of off-balance sheet exposure, whichever is higher as of previous fiscal years. Under the revised guidelines the limit on the housing loans eligible for priority sector lending has been increased from Rs. 1.5 million (US$ 29,487) to Rs. 2 million (US$ 39,316) per borrower. The guidelines have capped eligible direct agriculture finance to non-individuals (i.e. partnership firms, corporates and institutions) at Rs. 10 million (US$ 196,580) per borrower. One-third of loans in excess of Rs. 10 million (US$ 196,580) per borrower would also be considered as direct finance while the remaining two-thirds would constitute indirect finance. In December 2007, guidelines issued by the Reserve Bank of India permitted banks to classify loans granted to regional rural banks for on-lending to agriculture and allied activities as indirect finance.

In May 2007 the Reserve Bank of India issued revised guidelines on lending to the priority sector. According to the revised guidelines, loans given to people forming part of weaker sections of minority communities (as may be notified by the government of India from time to time) have been brought within the purview of priority sector loans. In May 2008, in order to ensure that the sub-target of lending to the weaker sections within priority sector is achieved, the Reserve Bank of India decided to take into account the shortfall in lending to weaker sections also, for the purpose of allocating amounts to the domestic banks for contribution to the Rural Infrastructure Development Fund maintained with the National Bank for Agriculture and Rural Development or funds with other financial institutions.

In addition, investments made by banks after year-end fiscal 2007 in bonds issued by the National Bank for Agriculture and the Rural Development in lieu of non-achievement of priority sector lending targets will no longer be considered as indirect finance. However, existing investments in such bonds would continue to be classified as indirect agriculture finance until fiscal 2010. In December 2008, loans granted by banks to housing finance companies for on-lending for housing up to Rs. 2 million (US$ 39,316) of each loan were classified under priority sector.

Prior to the amalgamation, the advances of ICICI were not subject to the requirement applicable to banks in respect of priority sector lending. Pursuant to the terms of the Reserve Bank of India’s approval of the amalgamation, ICICI Bank is required to maintain a total of 50.0% of its domestic adjusted net bank credit (net bank credit until year-end fiscal 2007) on the residual portion of its advances (i.e., the portion of ICICI Bank’s total advances excluding advances of ICICI) in the form of priority sector advances. This additional requirement of 10.0% by way of priority sector advances will apply until such time as the aggregate priority sector advances reach a level of 40.0% of ICICI Bank’s total adjusted net bank credit. Any shortfall in the amount required to be lent to the priority sectors may be required to be deposited with the National Bank for Agriculture and the Rural Development. These deposits have a maturity period of up to seven years.

Export Credit

The Reserve Bank of India also requires commercial banks to make loans to exporters at concessional rates of interest. This enables exporters to have access to an internationally competitive financing option. Pursuant to existing guidelines, 12.0% of a bank’s net bank credit is required to be in the form of export credit. This target is in addition to the priority sector lending mandate of 40.0% of adjusted net bank credit. ICICI Bank provides export credit for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies.

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

The limits currently set by the Reserve Bank of India are as follows:

•
The exposure ceiling for a single borrower is 15.0% of capital funds and group exposure limit is 40.0% of capital funds. In case of financing for infrastructure projects, the exposure limit to a single borrower is extendable by another 5.0%, i.e., up to 20.0% of capital funds and the group exposure limit is extendable by another 10.0%, i.e., up to 50.0% of capital funds. Effective May 29, 2008, the exposure limit in respect of single borrower was raised to 25.0% of the capital funds in respect of oil companies who were issued oil bonds. Banks may, in exceptional circumstances, with the approval of their board of directors, consider enhancement of the exposure to a borrower up to a maximum of further 5.0% of capital funds, subject to the borrower consenting to the banks making appropriate disclosures in their annual reports.

•	From July 1, 2008, exposures to public sector undertakings were exempted from group exposure limits.

•	Capital funds are the total capital as defined under capital adequacy norms (Tier I and Tier II capital).

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

Limits on Exposure to Non-Banking Finance Companies

The guidelines restrict banks' holding in a deposit taking non-banking financial company, excluding housing finance companies, to 10.0% of the paid up equity capital of the entity. The total exposure to a single non-banking financial company has been limited to 10.0% of the bank's capital funds while exposure to a non-banking asset finance company has been restricted to 15.0% of the bank's capital funds. The limit may be increased to 15.0% and 20.0% respectively provided that the excess exposure is on account of funds lent by the non-banking finance company to infrastructure sectors. During the second half of fiscal year 2009, due to the global financial crisis, the Reserve Bank of India provided additional liquidity support to non-banking finance companies. In October 2008, systemically important non-deposit taking non-banking finance companies were permitted to raise short-term foreign currency borrowings. In November 2008, a special repo facility was introduced allowing banks to avail additional liquidity support exclusively to meet the requirements of non-banking finance companies and mutual funds to the extent of 1.5% of the banks’ net demand and time liabilities. This facility is available until the end of March 2010.

Regulations Relating to Investments and Capital Market Exposure Limits

Pursuant to the Reserve Bank of India guidelines, a bank’s exposure to capital markets by way of investments in shares, convertible debentures, units of equity oriented mutual funds and loans to brokers, should not exceed 40% of its net worth on a standalone and consolidated basis. Within this limit direct investments in shares, convertible bonds/debentures, units of equity oriented mutual funds and all exposures to venture capital funds have been restricted to 20.0% of their net worth.

In December 2007, the Reserve Bank of India issued a guideline stating that bank lending to mutual funds would only be towards the mutual funds´ temporary liquidity requirements for a period not exceeding six months. Such lending would constitute a part of the bank´s capital market exposure in case of loans extended to equity-linked mutual funds. The guideline will be effective from January 1, 2010.

In November 2003, the Reserve Bank of India issued guidelines on investments by banks in non-statutory liquidity ratio securities issued by companies, banks, financial institutions, central and state government sponsored institutions and special purpose vehicles. These guidelines apply to primary market subscriptions and secondary market purchases. Pursuant to these guidelines, banks are prohibited from investing in non-statutory liquidity ratio securities with an original maturity of less than one year, other than commercial paper and certificates of deposits. Banks are also prohibited from investing in unrated securities. A bank’s investment in unlisted non-statutory liquidity ratio securities may not exceed 10.0% of its total investment in non-statutory liquidity ratio securities at the end of the preceding fiscal year with a sub-ceiling of 5.0% for investments in bonds of public sector undertakings. These guidelines do not apply to investments in security receipts issued by securitization or reconstruction companies registered with the Reserve Bank of India and asset backed securities and mortgage backed securities with a minimum investment grade credit rating. These guidelines were effective April 1, 2004, with provision for compliance in a phased manner by January 1, 2005. In December 2007, the Reserve Bank of India permitted banks to invest in unrated bonds of corporates engaged in infrastructure activities within the ceiling of 10.0% for unlisted non-statutory liquidity ratio securities in order to encourage flow of credit to infrastructure sector.

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

Consolidated Prudential Returns:  Banks are required to submit to the Reserve Bank of India, consolidated prudential returns reporting their compliance with various prudential norms on a consolidated basis, excluding insurance subsidiaries and group companies engaged in businesses not pertaining to financial services. Compliance on a consolidated basis is required in respect of the following main prudential norms:

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

At year-end fiscal 2009, we were in compliance with these guidelines. See also “—Credit Exposure Limits”.

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

•
The entire investment portfolio is required to be classified under three categories: (a) held to maturity, (b) held for trading and (c) available for sale. Held to maturity includes securities so classified in accordance with the Reserve Bank of India guidelines; held for trading includes securities acquired with the intention of being traded to take advantage of the short-term price/interest rate movements; and available for sale includes securities not included in held to maturity and held for trading. Banks should decide the category of investment at the time of acquisition.

•
Held to maturity investments cannot exceed 25.0% of a bank’s total investments. The following investments, which have to be classified as held to maturity investments, are excluded from the 25.0% limit: (a) re-capitalization bonds received from the government of India towards their re-capitalization requirement and held in their investment portfolio, (b) investments in subsidiaries and joint ventures and (c) investments in debentures deemed as advance.

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

In September 2004, the Reserve Bank of India announced that it would set up an internal group to review the investment classification guidelines to align them with international practices and the current state of risk management practices in India, taking into account the unique requirement applicable to banks in India of maintenance of a statutory liquidity ratio equal to 25.0% (currently 24.0%) of their demand and time liabilities. In the meanwhile, the Reserve Bank of India has permitted banks to exceed the limit of 25.0% of investments for the held to maturity category provided the excess comprises only statutory liquidity ratio investments and the aggregate of such investments in the held to maturity category do not exceed 25.0% of the demand and time liabilities. The Reserve Bank of India permitted banks to transfer additional securities to the held to maturity category as a one time measure, in addition to the transfer permitted under the earlier guidelines. The transfer had to be done at the lower of acquisition cost, book value or market value on the date of transfer and the depreciation needed to be fully provided for.

Held to maturity securities need not be marked to market and are carried at acquisition cost, unless it is more than the face value, in which case the premium should be amortized over the period remaining to maturity.

Under the Indian GAAP, investments under available for sale category could be marked to market at quarterly intervals and held for trading securities valued at market at monthly intervals. Depreciation or appreciation for each basket within the available for sale and held for trading categories is aggregated. Net appreciation in each basket, if any, which is not realized, is ignored, while net depreciation is provided for.

Investments in security receipts or pass through certificates issued by asset reconstruction companies or trusts set up by asset reconstruction companies should be valued at the lower of: (a) the redemption value of the security receipts or pass through certificates; and (b) the net book value of the financial asset. However, if the instrument issued by securitization/asset reconstruction companies is limited to the actual realization of the financial asset assigned to the instrument, the net asset value should be obtained from the securitization/asset reconstruction companies for valuation of the investments.

In June 2008, the Reserve Bank of India issued guidelines for the valuation of non-statutory liquidity ratio securities, requiring banks to value such securities issued by the government of India at a spread of 25 basis points above the corresponding yield on government of India securities from an earlier spread of 50 basis points above the corresponding yield on government of India securities.

Limit on Transactions through Individual Brokers

Guidelines issued by the Reserve Bank of India require banks to empanel brokers for transactions in securities. These guidelines also require that a disproportionate part of the bank’s business should not be transacted only through one broker or a few brokers. The Reserve Bank of India specifies that not more than 5.0% of the total transactions through empanelled brokers can be transacted through one broker. If for any reason this limit is breached, the Reserve Bank of India has stipulated that the board of directors of the bank should ratify such action.

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

 Subsidiaries and Other Financial Sector Investments

ICICI Bank needs the prior permission of the Reserve Bank of India to incorporate a subsidiary. ICICI Bank is required to maintain an “arms’ length” relationship with its subsidiaries and with mutual funds sponsored by it in regard to business parameters such as not taking undue advantage in borrowing/lending funds, transferring/selling/buying of securities at rates other than market rates, giving special consideration for securities transactions, in supporting/financing the subsidiary or financing its clients through them when ICICI Bank is not able or not permitted to do so itself. ICICI Bank has to observe the prudential norms stipulated by the Reserve Bank of India, from time to time, in respect of its underwriting commitments. Pursuant to such prudential norms, ICICI Bank’s underwriting or the underwriting commitment of its subsidiaries under any single obligation shall not exceed 15.0% of an issue. ICICI Bank also needs the prior specific approval of the Reserve Bank of India to participate in the equity of financial services ventures including stock exchanges and depositories notwithstanding the fact that such investments may be within the ceiling (the lower of 30.0% of the paid-up capital of the investee company and 30.0% of the investing bank’s own paid up capital and reserves) prescribed under Section 19(2) of the Banking Regulation Act. ICICI Bank’s investment in a subsidiary company, financial services company, financial institution and stock and other exchanges cannot exceed 10.0% of its paid-up capital and reserves and the Bank’s aggregate investments in all such companies, financial institutions, stock and other exchanges put together cannot exceed 20.0% of its paid-up capital and reserves. In August 2006, the Reserve Bank of India issued guidelines which included banks’ investments in venture capital funds in this limit. Subsequently the Reserve Bank of India has clarified that investments in overseas banking subsidiaries may be excluded from this limit.

Holding Companies

In August 2007, the Reserve Bank of India issued a discussion paper on holding companies in banking groups, on which it has invited comments. In the discussion paper, the Reserve Bank of India has stated that there are advantages in having a financial or bank holding company structure, for which a proper legal framework needs to be created. However, it has stated that it would be desirable to avoid intermediate holding company structures. In November 2007, the Reserve Bank of India communicated that it would study the feedback received on the discussion paper from a legal and regulatory perspective before initiating further action.

Regulations Relating to Deposits

The Reserve Bank of India has permitted banks to independently determine rates of interest offered on term deposits. However, banks are not permitted to pay interest on current account deposits. Further, banks may only pay interest of up to 3.5% per annum on savings deposits. In its annual policy statement for fiscal 2010, the Reserve Bank of India prescribed calculating payment of interest on savings bank accounts on a daily product basis effective April 1, 2010 instead of on minimum balances held in the accounts during the period from the 10th day to the last day of each calendar month. In respect of savings and time deposits accepted from employees, ICICI Bank is permitted by the Reserve Bank of India to pay an additional interest of 1.0% over the interest payable on deposits from the public.

Domestic time deposits have a minimum maturity of seven days. Time deposits from non-resident Indians denominated in foreign currency have a minimum maturity of one year and a maximum maturity of five years.

Starting April 1998, the Reserve Bank of India has permitted banks the flexibility to offer varying rates of interests on domestic deposits of the same maturity subject to the following conditions:

•	Time deposits are of Rs. 1.5 million (US$ 29,487) and above; and

•	Interest on deposits is paid in accordance with the schedule of interest rates disclosed in advance by the bank and not pursuant to negotiation between the depositor and the bank.

ICICI Bank stipulates a minimum balance of Rs. 10,000 (US$ 197) for a non-resident rupee savings deposit account. Until the year-end of fiscal 2007, interest rates on non-resident rupee term deposits of one to three years maturity were not permitted to exceed the LIBOR/SWAP rate plus 50 basis points for US dollar of corresponding maturity. Similarly interest rates on non-resident rupee savings deposits were not permitted to exceed the LIBOR/SWAP rate plus 50 basis points for six months maturity on US dollar deposits and are fixed quarterly on the basis of the LIBOR/SWAP rate of US dollar on the last working day of the preceding quarter. In the Annual Policy Statement for fiscal 2008 the Reserve Bank of India reduced the interest rates on non-resident foreign currency savings deposits by 50 basis points to LIBOR/SWAP minus 75 basis points and reduced the interest rate on non-resident rupee term deposits of one to three years by 50 basis points to the LIBOR/SWAP rate. The interest rate on non-resident savings deposits is at the rate applicable to domestic savings deposits.

With effect from November 2008, interest rates on non-resident rupee term deposits for one to three years were not permitted to exceed LIBOR/SWAP rate plus 175 basis points for US dollar of corresponding maturity. Interest rates on non-resident foreign currency deposits were raised by 75 basis points to LIBOR/SWAP plus 100 basis points.

In October 2007, the Reserve Bank of India instructed banks to discontinue special deposit schemes, with lock-in periods and other features that do not conform with deposit regulations of the Reserve Bank of India.

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

In August 2005, the Reserve Bank of India has simplified the Know Your Customers procedure for opening accounts for those persons who intend to keep balances not exceeding Rs. 50,000 (US$ 983) in all their accounts taken together and the total credit in all the accounts taken together is not expected to exceed Rs. 100,000 (US$ 1,966) in a year in order to ensure that the implementation of the Know Your Customers guidelines do not result in the denial of the banking services to those who are financially or socially disadvantaged.

The Parliament had enacted the Prevention of Money Laundering Act in 2002. Effective July 1, 2005, the provisions of this Act have come into force. The Act seeks to prevent money laundering and to provide for confiscation of property derived from, or involved in, money laundering. In addition, the applicable exchange control regulations prescribe reporting mechanisms for transactions in foreign exchange and require authorized dealers to report identified suspicious transactions to the Reserve Bank of India. In December 2004, the Indian Parliament passed the Unlawful Activities (Prevention) Amendment Ordinance/Act, 2004 incorporating the provisions considered necessary to deal with various facets of terrorism. The Narcotic Drugs and Psychotropic Substances Act, 1985 deals with proceeds of drug related crime.

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

Further, ICICI Bank has been permitted to hedge foreign currency loan exposures of Indian corporations in the form of interest rate swaps, currency swaps and forward rate agreements, subject to certain conditions. In the Annual Policy Statement for fiscal 2008 the Reserve Bank of India permitted banks and primary dealers to begin transactions in single-entity credit default swaps and has issued draft guidelines regarding these transactions. Further in April 2007 the Reserve Bank of India published comprehensive guidelines on derivatives. The prudential guidelines require any amount remaining unpaid for a period 90 days with respect to derivative transactions to be classified as non-performing assets.

In August 2008, the Reserve Bank of India issued guidelines permitting banks in the authorized dealer category to become trading or clearing members of the currency derivatives segment to be set up by stock exchanges recognized by Securities and Exchange Board of India, subject to their fulfilling the requirements of (i) minimum net worth of Rs. 5.0 billion (US$ 98 million) (ii) minimum capital adequacy ratio of 10% (iii) net non-performing assets not exceeding 3% and (iv) net profit for the previous three years.

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

•	The Reserve Bank of India may permit a higher level of shareholding in case of restructuring of problem banks or weak banks or in the interest of consolidation in the banking industry;

•	No single non-resident Indian can invest in excess of 5.0% of the paid-up capital of a private sector bank.

The aggregate limit for investments by non-resident Indians is restricted to 10.0% of a private sector bank’s paid-up capital and can be increased to 24.0% of the bank’s paid-up capital by approval of its board of directors.

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

In February 2009, the government of India issued guidelines for calculation of total foreign investment, both direct and indirect, in Indian companies. Pursuant to this guideline, the foreign shareholding in an Indian company which is not majority owned and controlled by Indian shareholders will be taken into account in computing the foreign shareholding in investee companies of such Indian company (other than investee companies in the insurance sector, for which there are separate specific regulations). Since foreign ownership up to 74% is permitted in Indian private sector banks, such as ICICI Bank, this would impact investments made by Indian private sector banks, including ICICI Bank, and their subsidiaries, in other companies. This would also require assessment whether any of the Indian shareholders are to be reckoned for purposes of adherence to the foreign ownership limit of 74%. This does not however impact ICICI Bank’s investments in its insurance subsidiaries. We have sought clarification on the status of ICICI Bank and its subsidiaries under these guidelines, which is awaited.

Restrictions on Payment of Dividends

The Banking Regulation Act requires banks to completely write off capitalized expenses and transfer 20.0% of the disclosed yearly profit to a reserve account before declaring a dividend.

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

Moratorium, Reconstruction and Amalgamation of Banks

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

Deposit Insurance

Demand and time deposits of up to Rs. 100,000 (US$ 1,966) accepted by Indian banks have to be mandatorily insured with the Deposit Insurance and Credit Guarantee Corporation, a wholly-owned subsidiary of the Reserve Bank of India. Banks are required to pay the insurance premium for the eligible amount to the Deposit Insurance and Credit Guarantee Corporation on a semi-annual basis. The cost of the insurance premium cannot be passed on to the customer.

Statutes Governing Foreign Exchange and Cross-Border Business Transactions

Foreign exchange and cross border transactions undertaken by banks are subject to the provisions of the Foreign Exchange Management Act. ICICI Bank monitors transactions of customers based on pre-defined rules using a risk-based approach. The transaction monitoring system envisages identification of unusual transactions, undertaking due diligence on such transactions and, if confirmed as suspicious, reporting to the financial intelligence unit of the respective jurisdiction. ICICI Bank’s transaction monitoring system is periodically reviewed and is being supplemented with appropriate anti-money laundering software technology solutions.

The Reserve Bank of India issued guidelines on External Commercial Borrowings through its master circular in July 2005, which stated that no financial intermediary, including banks, will be permitted to raise such borrowings or provide guarantees in favor of overseas lenders for such borrowings. Eligible borrowers may raise such borrowings to finance the import of equipment and to meet foreign exchange needs of infrastructure projects. In a guideline dated August 1, 2005 the Reserve Bank of India announced that external commercial borrowing proceeds can be utilized for overseas direct investment in joint ventures/wholly owned subsidiaries subject to the existing guidelines on Indian Direct Investment in joint ventures/wholly owned subsidiaries abroad. Further utilization of external commercial borrowing proceeds is not permitted for lending, capital market investments or acquisitions in India or real estate investments (including integrated townships). In May 2007 the Reserve Bank of India decided to reduce the all-in-cost ceilings for External Commercial Borrowings from LIBOR plus 350 basis points to LIBOR plus 250 basis points (for External Commercial Borrowings with an average maturity period of over five years).

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

In May 2008, the Reserve Bank of India enhanced the external commercial borrowings limit from US$ 20 million to US$ 50 million for incurring rupee expenditure for permissible end uses. The Reserve Bank of India also permitted companies in the infrastructure sector to raise upto US$ 100 million through external commercial borrowings. Additionally, the all-in-cost ceilings for external commercial borrowings for borrowings were enhanced. For borrowings with average maturity of three to five years, the all-in-cost ceiling over six-month Libor was raised from 150 basis points to 200 basis points. Further the Reserve Bank of India decided to enhance the all-in-cost ceilings for External Commercial Borrowings from LIBOR plus 150 basis points to LIBOR plus 200 basis points (for External Commercial Borrowings with an average maturity period of up to five years) and from LIBOR plus 250 basis points to 350 basis points in the case of borrowings with a maturity period of over five years. In June 2008, the Reserve Bank of India permitted service sector companies, belonging to the hotels, hospitals and software sectors to avail external commercial borrowing up to US$ 100 million per financial year for import of capital goods under the automatic approval route.

In October 2008, the external commercial borrowings limit was enhanced further to US$ 500 million per borrower per year for rupee expenditure and/or foreign currency expenditure for permissible end uses. The Reserve Bank of India decided to enhance the all-in-cost ceilings for external commercial borrowings from LIBOR plus 200 basis points to LIBOR plus 300 basis points (for external commercial borrowings with an average maturity period of up to five years) and from LIBOR plus 350 basis points to 500 basis points in the case of borrowings with a maturity period of over five years. The all-in-cost ceiling has been dispensed with until December 31, 2009 under the approval route.

In March 2006, in view of enhanced stability in India’s external and financial sectors and increased integration of the financial sector in the global economy, the Reserve Bank of India constituted a Committee to set out a roadmap towards fuller capital account convertibility. The Committee has submitted its report in July 2006.

In October 2006, the Reserve Bank of India proposed to allow banks to borrow funds from their overseas branches and correspondent banks (including borrowings for financing export credit, External Commercial Borrowings and overdrafts from their Head Office/Nostro account) up to a limit of 50.0% of unimpaired Tier I capital or US$ 10 million, whichever is higher, as against the earlier overall limit of 25.0% (excluding borrowings for financing export credit). However, short-term borrowings up to a period of one year or less should not exceed 20.0% of unimpaired Tier I capital within the overall limit of 50.0%. In October 2008, banks were permitted to borrow funds from their overseas branches and correspondent banks to the extent of 50% of their unimpaired Tier I capital or US$ 10 million, whichever is higher. Capital funds raised by issue of innovative perpetual debt instruments and other overseas borrowings with the specific approval of the Reserve Bank of India would continue to be outside the limit of 50.0%. In April 2007 the Reserve Bank of India issued a circular deferring the implementation of the above guidelines until further notice.

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

The Reserve Bank of India reduced the cash reserve ratio to 5.0% effective January 17, 2009. Effective April 13, 2007 the Reserve Bank of India does not pay any interest on cash reserve ratio balances.

The cash reserve ratio has to be maintained on an average basis for a fortnightly period and should not be below 70.0% of the required cash reserve ratio on any day of the fortnight.

Statutory Liquidity Ratio

In addition to the cash reserve ratio, a bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities. The percentage of this liquidity ratio is fixed by the Reserve Bank of India from time to time, and had to be a minimum of 25.0% and a maximum of 40.0% pursuant to section 24 of the Banking Regulation Act. The Banking Regulation (Amendment) Bill, 2005 introduced in the Indian Parliament proposal to amend section 24 of the Banking Regulation Act to remove the minimum Statutory Liquidity Ratio stipulation of 25.0%, thereby giving the Reserve Bank of India the freedom to fix the Statutory Liquidity Ratio below this level. See also “Overview of the Indian Financial Sector—

Recent Structural Reforms—Proposed Amendments to the Banking Regulation Act”. At present, the Reserve Bank of India requires banking companies to maintain a liquidity ratio of 24.0%, effective since November 8, 2008.

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

In 2006, the Indian Parliament amended the laws governing India’s public sector banks permitting these banks to issue preference shares and make preferential allotments or private placements of equity. According to current provisions private sector banks in India are not permitted to issue preference shares. Legislation has been introduced in the Parliament to amend the Banking Regulation Act to allow all banks to issue redeemable and non-redeemable preference shares. Prior to the amalgamation, ICICI had preference share capital of Rs. 3.5 billion (US$ 69 million) redeemable in 2018. The government of India, on the recommendation of the Reserve Bank of India, has granted an exemption to ICICI Bank which allows the inclusion of preference capital in the capital structure of ICICI Bank until the maturity of these shares.

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

The Reserve Bank of India also conducts periodical on-site inspections on matters relating to the bank’s portfolio, risk management systems, internal controls, credit allocation and regulatory compliance, at intervals ranging from one to three years. We are subject to the on-site inspection by the Reserve Bank of India at yearly intervals. The inspection report, along with the report on actions taken by us, has to be placed before our board of directors. On approval by our board of directors, we are required to submit the report on actions taken by us to the Reserve Bank of India. The Reserve Bank of India also discusses the report with our management team including the Managing Director & CEO.

The Reserve Bank of India also conducts on-site supervision of selected branches with respect to their general operations and foreign exchange related transactions.

Appointment and Remuneration of the Chairman, Managing Director and Other Directors

ICICI Bank is required to obtain prior approval of the Reserve Bank of India before it appoints its chairman, managing director and any other wholetime directors and fixes their remuneration. The Reserve Bank of India is empowered to remove an appointee to the posts of chairman, managing director and wholetime directors on the grounds of public interest, interest of depositors or to ensure the proper management of ICICI Bank. Further, the Reserve Bank of India may order meetings of the Bank’s board of directors to discuss any matter in relation to ICICI Bank, appoint observers to such meetings and in general may make such changes to the management as it may deem necessary and may also order the convening of a general meeting of its shareholders to elect new directors. ICICI Bank cannot appoint as a director any person who is a director of another banking company. In July 2004, the Reserve Bank of India issued guidelines on ‘fit and proper’ criteria for directors of banks. Our directors must satisfy the requirements of these guidelines.

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

Assets to be Maintained in India

Every bank is required to ensure that its assets in India (including import-export bills drawn in India and the Reserve Bank of India approved securities, even if the bills and the securities are held outside India) are not less than 75.0% of its demand and time liabilities in India.

Restriction on Creation of Floating Charge

Prior approval of the Reserve Bank of India is required for creating floating charge on ICICI Bank’s undertaking or property. Currently, all of ICICI Bank borrowings, including bonds, are unsecured.

Maintenance of Records

ICICI Bank is required to maintain books, records and registers. The Banking Regulation Act specifically requires banks to maintain books and records in a particular manner and file the same with the Registrar of Companies on a periodic basis. The provisions for production of documents and availability of records for inspection by shareholders as stipulated under the Companies Act and the rules thereunder would apply to ICICI Bank as in the case of any company. The Know Your Customer Guidelines framed by the Reserve Bank of India also provide for certain records to be updated every five years. As per the Prevention of Money Laundering Act records of a transaction are to be preserved for 10 years from the date of the transaction between a customer and a bank.

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

Regulations and Guidelines of the Securities and Exchange Board of India

The Securities and Exchange Board of India was established to protect the interests of public investors in securities and to promote the development of, and to regulate, the Indian securities market. ICICI Bank and its subsidiaries and affiliates are subject to the Securities and Exchange Board of India regulations for public capital issuances, as well as underwriting, custodial, depositary participant, investment banking, brokering, asset management and debenture trusteeship activities. These regulations provide for its registration with the Securities and Exchange Board of India for each of these activities, functions and responsibilities. ICICI Bank and its subsidiaries are required to adhere to codes of conduct applicable for these activities.

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

•
The Sick Industrial Companies Act, 1985, provides for reference of sick industrial companies to the Board for Industrial and Financial Reconstruction. Under the Act, other than the Board of Directors of a company, a scheduled bank (where it has an interest in the sick industrial company by any financial assistance or obligation, rendered by it or undertaken by it) may refer the company to the Board of Industrial and Financial Reconstruction.

•
The Securitization Act focuses on improving the rights of banks and financial institutions and other specified secured creditors as well as asset reconstruction companies by providing that such secured creditors can take over management control of a borrower company upon default and/or sell assets without the intervention of courts, in accordance with the provisions of the Securitization Act.

Taxation

In its Union Budget for fiscal 2010, the government proposed two major reforms in Indian tax laws, namely the Goods and Services Tax, proposed to be effective April 1, 2010, and Direct Taxes Code proposed to be effective April 1, 2011. These proposals have been presented for public comments and have not yet been enacted as law. Under the Goods and Services Tax reforms, it has been proposed to introduce a unified goods and services tax structure to expand the tax base, rationalize the input tax credit and harmonize the current multiple taxation laws in India. The goods and services tax would replace the indirect taxes on goods and services such as central excise duty, service tax, customs duty, central sales tax, surcharge and cess currently being collected by the central and state governments.

The Direct Tax Code was released for public comments in August 2009. The Direct Tax Code aims to reduce distortions in the tax structure, introduce moderate levels of taxation and expand the tax base. It seeks to consolidate and amend laws relating to all direct taxes like income-tax, dividend distribution tax, fringe benefit tax and wealth tax and facilitate voluntary compliance.

Income Tax Benefits

As a banking company, the Bank is entitled to certain tax benefits under the Indian Income-tax Act including the following:

•
ICICI Bank is allowed a deduction of up to 20% of the profits derived from the business of providing long-term finance (defined as loans and advances extended for a period of not less than five years) computed in the manner specified under the Indian Income Tax Act and carried to a Special Reserve account. The deduction is allowed subject to the aggregate of the amounts transferred to the Special Reserve Account for this purpose from time to time not exceeding twice ICICI Bank’s paid-up share capital and general reserves. The amount withdrawn from such a Special Reserve Account would be chargeable to income tax in the year of withdrawal, in accordance with the provisions of the Income-tax Act.

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

•
ICICI Bank is entitled to a tax deduction, for income from an offshore banking unit in a special economic zone, at the rate of 100.0% for a period of five consecutive years beginning with the year in which permission under Banking Regulation Act, 1949 is obtained, i.e., up to March 31, 2008 for Offshore Banking Unit in Santacruz Electronics Export Processing Zone, Mumbai and 50.0% deduction for a period of five consecutive years thereafter in accordance with and subject to the conditions prescribed therein.

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

Regulations Governing Insurance Companies

ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company, the subsidiaries of ICICI Bank offering life insurance and non-life insurance respectively, are subject to the provisions of the Insurance Act, 1938 and the various regulations prescribed by the Insurance Regulatory and Development Authority. These regulations regulate and govern, among other things, registration as an insurance company, investment, solvency margin requirements, licensing of insurance agents, advertising, sale and distribution of insurance products and services and protection of policyholders’ interests. In May 2002, the Indian Parliament approved the Insurance (Amendment) Act 2002, which facilitates the appointment of corporate agents by insurance companies and prohibits intermediaries and brokers from operating as surrogate insurance agents. The Indian government, while presenting its budget for fiscal 2005, has proposed an increase in the limit on foreign equity participation in private sector insurance companies from 26.0% to 49.0%. However, this would require an amendment to the insurance laws and the foreign direct investment policy and has not yet been implemented. In fiscal 2007, the general insurance industry in India was de-tariffed whereby insurance premiums were freed from price controls, resulting in a significant reduction in premium rates and negative impact on growth in the general insurance sector. In July 2009, the Insurance Regulatory and Development Authority issued guidelines introducing a cap on charges levied on customers investing in equity linked life insurance policies. Further, in August 2009, Insurance Regulatory and Development Authority clarified that mortality and morbidity charges are not a part of the cap and removed any policy surrender charges from the fifth policy year onwards for unit linked products.  In September 2009, the Insurance Regulatory and Development Authority issued guidelines restricting the transfer of agency/corporate agency from one insurer to another. In September 2009, the Committee on Investor Awareness and Protection, constituted by the government of India for developing minimum common standards for financial advisers and financial education, submitted its draft report for public comments. The recommendations include that agent commissions on insurance products be paid directly by the customer and not by the insurer and setting up of an organization to promote financial literacy and evolve a common standard for financial advisers.

Regulations Governing Mutual Funds

ICICI Prudential Asset Management Company, the Bank’s asset management subsidiary, is subject to provisions of the Securities and Exchange Board of India (Mutual Fund) Regulations 1996, as amended from time to time. These regulations regulate and govern, among other things, registration as a mutual fund, restrictions on business activities of an asset management company, process for launching of mutual fund schemes, investment objectives and valuation policies and pricing. In June 2009, the Securities and Exchange Board of India issued guidelines stating that mutual funds could not charge any entry load to investors investing in mutual fund schemes. In August

2009, the Securities and Exchange Board of India issued guidelines directing mutual funds to ensure parity of exit loads charged across various unit holder groups.

Regulations Governing International Operations

The Bank’s international operations are governed by regulations in the countries in which the Bank has a presence.

Overseas Banking Subsidiaries

ICICI Bank’s wholly-owned subsidiary in the United Kingdom, ICICI Bank UK PLC is authorized and regulated by the FSA, which granted its application under Part IV of the Financial Services and Markets Act, 2000. The UK subsidiary has established a branch in Antwerp, Belgium under the European Union Passporting arrangements and also opened a branch in Frankfurt, Germany. The UK subsidiary implemented the Basel II capital adequacy framework for calculating minimum capital requirements on January 1, 2008 and is subject to capital maintenance ratio of 14.0% on credit risk and 15.0% on market and operational risks.

ICICI Bank’s wholly owned subsidiary in Canada, ICICI Bank Canada (a Schedule II Bank in Canada), is regulated by the Office of the Superintendent of Financial Institutions, which provided it with an order to commence and carry on business, on November 25, 2003. ICICI Bank Canada’s wholly owned subsidiary, ICICI Wealth Management Inc., is regulated by Ontario Securities Commission, which licensed it as a Limited Market Dealer, on March 2, 2007. The Canadian subsidiary adopted the capital adequacy framework (Basel II) as required by the Office of the Superintendent of Financial Institutions on January 1, 2008, whereby it is required to maintain a tier I capital ratio of 7.0% and a total capital ratio of 10.0%.

ICICI Bank’s wholly-owned subsidiary in Russia, ICICI Bank Eurasia LLC, is regulated by the Central Bank of the Russian Federation. As per capital requirements prescribed by the Central Bank of Russia as of December 31, 2008, ICICI Bank Eurasia LLC has to maintain a minimum statutory capital of 10.0%.

Offshore Branches

In Singapore, ICICI Bank has an offshore branch, regulated by the Monetary Authority of Singapore. The Singapore branch is allowed to accept foreign currency deposits from Singapore non-bank-residents whose initial deposit is not less than US$ 100,000. The Singapore branch is currently engaged in corporate and institutional banking, private banking and treasury related activities. In Bahrain, ICICI Bank has an offshore branch, regulated by the Central Bank of Bahrain. The Bahrain branch is permitted to transact banking business with approved financial institutions within Bahrain, individuals or institutions outside Bahrain. It is also permitted to offer banking services to non-resident Indians in Bahrain. ICICI Bank’s branch in Hong Kong is regulated by the Hong Kong Monetary Authority and is permitted to undertake banking business in that jurisdiction with certain restrictions. ICICI Bank’s branch in Sri Lanka is regulated by the Central Bank of Sri Lanka. ICICI Bank’s branch in the Dubai International Financial Centre (DIFC) is regulated by the DIFC Financial Services Authority and is licensed to engage in the arrangement of credit or investment and to provide advice on financial products and services. In addition ICICI Bank also has an Offshore Banking Unit located in the Santacruz Electronic Exports Promotion Zone, Mumbai. The Qatar Financial Centre Regulatory Authority regulates ICICI Bank’s branch in Qatar. ICICI Bank’s branch in New York is regulated by the State of New York Banking Department, the Federal Reserve Board and the Office of the Comptroller of the Currency.

Representative Offices

ICICI Bank’s representative office in Dubai, United Arab Emirates is regulated by the Central Bank of the United Arab Emirates. ICICI Bank’s representative office in Shanghai, China is regulated by the China Banking Regulatory Commission. The representative office in Bangladesh is regulated by the Bangladesh Bank. ICICI Bank’s representative office in South Africa is regulated by the South African Reserve Bank. ICICI Bank’s representative office in Malaysia is regulated by Bank Negara Malaysia. ICICI Bank’s representative office in

Indonesia is regulated by Bank Indonesia. Bank of Thailand regulates ICICI Bank’s representative office in Thailand.

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

The Foreign Exchange Management Act, 1999 regulates transactions involving foreign exchange and provides that certain transactions cannot be carried out without the general or special permission of the Reserve Bank of India. The Foreign Exchange Management Act, 1999 has substantially eased the restrictions on current account transactions (with a few exceptions). However, the Reserve Bank of India continues to exercise control over capital account transactions (i.e., those which alter the assets or liabilities, including contingent liabilities, of persons). The Reserve Bank of India has issued regulations under the Foreign Exchange Management Act, 1999 to regulate the various kinds of capital account transactions, including certain aspects of the purchase and issuance of shares of Indian companies. The Reserve Bank of India has also permitted authorized dealers to freely allow remittances by individuals up to US$ 200,000 per financial year for any permissible current or capital account transactions or a combination of both, under the Liberalised Remittance Scheme.

Restrictions on Sale of the Equity Shares underlying the ADSs and Repatriation of Sale Proceeds

ADSs issued by Indian companies to non-residents have free transferability outside India. Under current Indian regulations and practice, approval of the Reserve Bank of India is not required for the sale of equity shares underlying the ADSs by a non-resident of India to a resident of India if the sale has been executed on a recognized stock exchange in India through a registered broker at the prevailing market price. Approval of the Reserve Bank of India is not required for a sale of shares of a company other than a company in the financial services sector (banks, non-bank financial companies and insurance companies) and certain other specified sectors, even if the transfer is other than on a recognized stock exchange in India or through a registered broker, as long as conditions prescribed in the Reserve Bank of India’s guidelines are complied with. The same applies to a renunciation of rights to a resident of India. Foreign institutional investors registered with the Securities and Exchange Board of India are eligible to purchase shares of an Indian company under the Portfolio Investment Scheme. Certain limits are however prescribed by the Reserve Bank of India for investment through the Portfolio Investment Scheme. Approval of the Reserve Bank of India is not required for a sale of shares under the Portfolio Investment Scheme prescribed by the Reserve Bank of India provided the sale is made on a recognized stock exchange and through a registered stock broker.

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

Under the foreign investment rules, the following are the restrictions on foreign ownership applicable to us:

•
Foreign investors may own up to 74.0% of our equity share capital subject to conformity with guidelines issued by the Reserve Bank of India from time to time. This limit is under the automatic route and does not require specific approval of the Foreign Investment Promotion Board. It includes investments by way of foreign direct investment, ADSs, Global Depositary Receipts and investment under the Portfolio Investment Scheme by foreign institutional investors and also non-resident Indians, and also includes shares acquired by subscription to private placements and public offerings and acquisition of shares from existing shareholders. At least 26% of the paid up equity capital would have to be held by residents. The Reserve Bank of India released its roadmap for foreign banks in India. The roadmap was divided into two phases. During the first phase, between March 2005 and March 2009, foreign banks were allowed to acquire a controlling stake in a phased manner only in private sector banks that are identified by the Reserve Bank of India for restructuring. The second phase was scheduled to commence in April 2009 after a review of the experience gained and after due consultation with all the stakeholders in the banking sector. For new and existing foreign banks, it was proposed to go beyond the existing commitment to the World Trade Organization of allowing an increase of 12 branches per year. A more liberal policy was to be followed for under-banked areas. However, in April 2009, in view of the deterioration in the global financial markets, the Reserve Bank of India decided to put on hold the second phase until greater clarity emerged on recovery as well as the reformed global regulatory and supervisory architecture. The Reserve Bank of India has indicated that the current policy and procedures governing the presence of foreign banks in India will continue until such time.

•
Indian companies can raise foreign currency resources abroad through the issue of ADSs, in accordance with the Scheme for Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism), 1993 (“FCCB Scheme”) and guidelines issued by the government of India there under from time to time. The policy for External Commercial Borrowings is also applicable to FCCBs. Under the FCCB Scheme, foreign investors may purchase ADSs, subject to the receipt of all necessary government approvals at the time the depositary receipt program is set up. The government of India announced the Issue of Foreign Currency Exchangeable Bonds Scheme, 2008 on February 15, 2008 and the policy was implemented through a Reserve Bank of India circular dated September 23, 2008 to facilitate the issue of bonds expressed in a foreign currency exchangeable into equity shares of another group company.

•
Under the portfolio investment scheme, foreign institutional investors, subject to registration with the Securities and Exchange Board of India, may hold in aggregate up to 24.0% of our paid-up equity capital, and 24.0% of the total paid-up value of each series of convertible debentures, within the aggregate 74.0% limit mentioned above, and this limit may be raised to 49% subject to the approval of the board and the general body of the company passing a special resolution to that effect provided that no single foreign institutional investor may own more than 10.0% of our total paid-up equity capital or 10% of the paid up value of each series of convertible debentures, on behalf of itself or its sub-accounts. Our shareholders have given their approval to raise this limit to 49%. The Securities and Exchange Board of India registered foreign institutional investor shall restrict allocation of its total investment between equities and debt in the Indian capital market in the ratio of 70:30. The shareholding of an individual non-resident Indian is restricted to 5.0% of our total paid-up equity capital or paid up value of each series of debentures. The aggregate paid-up value of the shares in a company purchased by all non-resident Indians in the aggregate is to be limited to 10.0% of the paid-up capital of the company or paid up value of each series of debentures and this limit may be raised to 24.0% by a special resolution at a general meeting of the shareholders of the company.

•
A person residing outside India (other than non resident Indian and overseas corporate bodies) may transfer by way of sale or gift the shares or convertible debentures to any person residing outside India (including non resident Indians), subject to, the transferee is required to obtain prior permission of Secretarial for Industrial Assistance/Foreign Investment Promotion Board to acquire the shares if he has previous venture or tie-up in India through investment/technical collaboration/trade mark agreement in the same field in which the Indian company, whose shares are being transferred, is engaged. This restriction is, however, not applicable to the transfer of shares to international financial institutions such as Asian Development Bank, International Financial Corporation, Commonwealth Development Corporation, Deutsche Entwicklungs Gescelschaft and transfer of shares to Indian company engaged in information technology sector.

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

An Indian company may sponsor an issue of ADSs with an overseas depositary against shares held by its shareholders at a price to be determined by the lead manager. Under this mechanism the company offers its resident shareholders a choice to submit their shares back to the company so that on the basis of such shares, ADSs can be issued abroad. The proceeds of a sponsored ADR must be repatriated to India within a period of one month of the closure of the issue. The sponsoring company must comply with the provisions of the FCCB Scheme and the guidelines issued there under by the government of India from time to time. The sponsoring company must also furnish full details of the issue in the prescribed forms to the Reserve Bank of India within 30 days from the date of closure of the issue.

We obtained the approval of the Foreign Investment Promotion Board for our ADS offering in March 2000 and our sponsored  ADS offering in March 2005 which were foreign direct investments. The investments through the portfolio investment scheme in the secondary market in India by foreign institutional investors, non-resident Indians and overseas corporate bodies and investments through the foreign direct investment scheme are distinct schemes that are available concurrently. As of September 18, 2009 foreign investors owned approximately 65.7% of our equity in total, of which 29.9% was through the ADS program.

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

Notwithstanding the foregoing, if a foreign institutional investor, non-resident Indian or overseas corporate body were to withdraw its equity shares from the ADS program, its investment in the equity shares would be subject to the general restrictions on foreign ownership noted above and may be subject to the portfolio investment restrictions. Secondary purchases of securities of a banking company in India by foreign direct investors or investments by non-resident Indians, overseas corporate bodies and foreign institutional investors above the ownership levels set forth above require government of India approval on a case-by-case basis. It is unclear whether similar case-by-case approvals of ownership of equity shares withdrawn from the depositary facility by foreign institutional investors non-resident Indians and overseas corporate bodies would be required.

You will be required to make a public offer to the remaining shareholders to purchase the equity shares held by them if you withdraw your equity shares from the ADS program and your direct or indirect holding in us exceeds 15.0% of our total equity under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeover) Regulations, 1997, as amended from time to time. Such a public offer would have to be made in compliance with the provisions of the aforesaid regulations of the Securities and Exchange Board of India. You will also require the acknowledgement of the Reserve Bank of India for the acquisition or transfer of our shares, which will take your aggregate holding (direct and indirect, beneficial or otherwise) as an individual or a group to the equivalent of 5.0% or more of our total paid up capital. The Reserve Bank of India, while granting acknowledgement, may take into account all matters that it considers relevant to the application, including ensuring that shareholders whose aggregate holdings are above specified thresholds meet fitness and propriety tests. For more details on the Reserve Bank of India guidelines relating to acquisition by purchase or otherwise of shares of a private bank, see “Supervision and Regulation — Reserve Bank of India Regulations — Ownership Restrictions”.

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

ICICI Bank has paid dividends consistently every year from fiscal 1996, the second year of our operations. For fiscal 2005, we paid a dividend, excluding dividend tax, of Rs. 7.50 (US$ 0.15) per equity share and a special dividend, excluding dividend tax, of Rs. 1.00 (US$ 0.02) per equity share to mark the completion of 50 years in finance by the ICICI group aggregating to Rs. 6.3 billion (US$ 124 million), which we paid out in August 2005. For fiscal 2006, we paid a dividend, excluding dividend tax, of Rs. 8.50 (US$ 0.17) per equity share aggregating to Rs. 7.6 billion (US$ 149 million), which we paid out in July 2006. For fiscal 2007, we paid dividend, excluding dividend tax, of Rs. 10.00 (US$ 0.20) per equity share aggregating to Rs. 9.0 billion (US$ 177 million), which we paid in July 2007. For fiscal 2008, we paid a dividend, excluding dividend tax, of Rs. 11.00 (US$ 0.22) per equity share aggregating to Rs. 12.24 billion (US$ 241 million) which we paid in July 2008. For fiscal 2009, we paid a dividend, excluding dividend tax, of Rs. 11.00 (US$ 0.22) per equity share aggregating to Rs. 12.25 billion (US$ 241 million) which we paid in July 2009.

The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends paid out on the equity shares during the fiscal year by ICICI Bank, each exclusive of dividend tax. This may be different from the dividend declared for the year.

	Dividend per equity share	Total amount of dividends paid
		(Rs. in millions)
Dividend paid during the fiscal year

2005	7.50	5,507
2006	8.50	6,292
2007	8.50	7,583
2008	10.00	9,030
2009	11.00	12,245

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

TAXATION

Indian Tax

The following discussion of material Indian tax consequences to investors in ADSs and equity shares who are not resident in India, whether of Indian origin or not (each a “non-resident”), is based on the provisions of the Indian Income-tax Act, 1961 (the “Income-tax Act”), including the special tax regime for ADSs contained in Section 115AC, which has been extended to cover additional ADSs that an investor may acquire in an amalgamation or restructuring of the company, and certain regulations implementing the Section 115AC regime. The Income-tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of described herein may be amended or modified by future amendments to the Income-tax Act.

This summary is not intended to constitute a complete analysis of the tax consequences under Indian law of the acquisition, ownership and sale of ADSs and equity shares by non-resident investors. Potential investors should, therefore, consult their own tax advisers regarding the tax consequences of such acquisition, ownership and sale, including the tax consequences under Indian law, the law of the jurisdiction of their residence, any tax treaty between India and their country of residence, and in particular the application of the regulations implementing the Section 115AC regime.

Residence

For the purpose of the Income-tax Act, an individual is a resident of India during any fiscal year, if he (i) is in India in that year for 182 days or more or (ii) having been in India for a period or periods aggregating 365 days or more during the four years preceding that fiscal year, is in India for a period or periods aggregating 60 days or more in that fiscal year. The period of 60 days is substituted by 182 days in the case of an Indian citizen or person of Indian origin who, being resident outside India, comes on a visit to India during the fiscal year or an Indian citizen who leaves India for the purposes of his employment or as a member of the crew of an Indian ship, during the fiscal year. A company is resident in India in any fiscal year if it is registered in India or the control and management of its affairs is situated wholly in India in that year. A firm or other association of persons is resident in India except where the control and the management of its affairs are situated wholly outside India.

Taxation of Distributions

Dividends paid are not subject to any Indian withholding or other tax. However, we are required to pay tax at the rate of 16.995% (including applicable surcharge and education cess) on the dividends distributed by us. As per the provisions of section 115-O(1A) of the Income-tax Act, dividends received by us on which our direct Indian subsidiary company has paid dividend distribution tax will be deducted from the dividends distributed by us for the purpose of determining dividend distribution tax from April 1, 2008 onwards, subject to prescribed conditions being fulfilled. The dividend so paid is not taxable under section 115AC in the hands of the ADS holders.

Taxation on Redemption of ADSs

The acquisition of equity shares upon redemption of ADSs by a non-resident investor will not give rise to a taxable event for Indian tax purposes.

Taxation on Sale of ADSs or Equity Shares

Any transfer of ADSs outside India by a non-resident investor to another non-resident investor will not give rise to Indian capital gains tax in the hands of the transferor.

Subject to any relief under any relevant double taxation treaty, gain arising from the sale of an equity share will generally give rise to a liability for Indian income tax in the hands of the transferor. Such tax is required to be withheld at source. Such gains would either be taxable as capital gains or business income, depending upon the nature of holding. Where the equity share has been held for more than 12 months (measured from the date of advice of redemption of the ADS by the Depositary as specified below), the resulting long-term capital gains would be exempt from tax. Where the equity share has been held for 12 months or less, the resulting short-term capital gains in the case of non-residents individuals would be taxable for fiscal 2009 at a tax rate of 15.45% (including education cess and secondary and higher education cess) where the total income for the year does not exceed Rs. 1,000,000 (US$ 19,658) and 16.99% (including applicable surcharge and education cess) where the total income for the year exceeds Rs. 1,000,000 (US$ 19,658). For fiscal 2010, short-term capital gains in the case of non-residents individuals would be taxable at 15.45% (including education cess). These rates of tax are applicable provided the gains are treated as capital gains and provided the shares are sold on the recognized Indian stock exchanges and are liable to securities transaction tax. In other cases, the rate of tax applicable under the provisions of the Income-tax Act varies, subject to a maximum of 42.23% (including applicable surcharges and education cess and secondary and higher education cess) for fiscal 2009 and fiscal 2010. The actual rate depends on a number of factors, including without limitation the nature of the non-resident investor.

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

Stamp Duty

Upon the issuance of the equity shares underlying the ADSs, we are required to pay a stamp duty of 0.1% of the issue price per share if the aggregate value of shares being issued does not exceed Rs. 1,000,000 (US$ 19,658), and 0.2 % of the issue price per share if the aggregate value of shares being issued exceeds Rs. 1,000,000 (US$ 19,658). A transfer of ADSs is not subject to stamp duty under Indian Law. Normally, upon the receipt of equity shares in physical form from the depositary in exchange for ADSs representing such equity shares, a non-resident investor would be liable for stamp duty under Indian Law applicable on re-issuance in physical form, which is the same as stamp duty payable on the original issuance in physical form. Similarly, a sale of equity shares in physical form by a non-resident investor would also be subject to stamp duty at the rate of 0.01 % of the market value of the equity shares on the trade date, or the consideration value, whichever is higher, for the document relating to the sale of shares. In addition, a stamp duty of 0.75% of the market value of the equity shares on the trade date will have to be paid on the transfer certificate. Customarily such tax is borne by the transferee, that is, the purchaser. However, our equity shares are compulsorily delivered in non-physical form except for trades up to 500 shares only, which may be delivered in physical form. Under stamp laws in India, no stamp duty is payable on the acquisition or transfer of equity shares in non-physical form. Except for the stamp duty payable on a transfer certificate, the rates of stamp duty provided above are the rates applicable when the document is stamped in the state of Maharashtra. The transfer certificate is stamped as per the rate prescribed under the Indian Stamp Act, 1899.

Other Taxes

At present, there are no taxes on wealth, gifts or inheritance which apply to the ADSs or underlying equity shares.

Service Tax

Brokerage fees paid to stockbrokers in connection with the sale or purchase of shares which are listed on any recognized stock exchange in India were subject to a service tax at a rate of 12.36% (including applicable education cess) until February 23, 2009 and at a rate of 10.3% (including applicable education cess) on or after February 24, 2009. The stockbroker is responsible for collecting the service tax and paying it to the relevant authority.

United States Tax

The following discussion describes the material US federal income tax consequences of the acquisition, ownership and sale of ADSs or equity shares that are generally applicable to the US investors discussed herein. For these purposes, you are a US investor if, for US federal income tax purposes, you are:

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

This discussion is based on the tax laws of the United States including the Internal Revenue Code of 1986, as amended, (referred to as the “Code”), Treasury Regulations, Proposed Treasury Regulations, Revenue Rulings and judicial decisions, all as of the date hereof. These laws may change, possibly with retroactive effect.

This discussion is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. Furthermore, the

US Treasury has expressed concerns that parties to whom depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for United States investors of depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate US investors. Accordingly, the creditability of Indian taxes and the availability of the reduced tax rate for dividends received by certain non-corporate US investors, each described below, could be affected by actions taken by parties to whom ADSs are pre-released.

For US federal income tax purposes, if you own an ADS, you will generally be treated as the owner of the equity shares underlying the ADS.

Please consult your tax adviser with regard to the application of United States federal income tax laws to the ADSs or equity shares in your particular circumstances, including the passive foreign investment company rules described below, as well as any tax consequences arising under the laws of any state, local or other taxing jurisdiction.

This discussion assumes that ICICI Bank is not, and will not become, a passive foreign investment company (as discussed below).

Taxation of Dividends

Dividends you receive on the ADSs or equity shares, other than certain pro rata distributions of equity shares or rights to acquire equity shares to all holders of equity shares (including holders of ADSs), will generally constitute foreign source dividend income for United States federal income tax purposes. The amount of the dividend you will be required to include in income will equal the United States dollar value of the rupee, calculated by reference to the exchange rate in effect on the date the payment is received by the depositary (in the case of ADSs) or by you (in the case of equity shares) regardless of whether the payment is converted into United States dollars on the date of receipt. If the dividend is converted into U.S. dollars on the date of receipt, you should  not be required to recognize foreign currency gain or loss in respect of the dividend income.  You may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. If you realize gain or loss on a sale or other disposition of rupees, it will be considered as United States-source ordinary income or loss. The amount of the dividend will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations and the discussion above regarding concerns expressed by the US Treasury, if you are a non-corporate US investor, dividends paid to you in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15.0%. If you are a non-corporate US investor, you should consult your own tax adviser to determine whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

Taxation of Capital Gains

You will recognize capital gain or loss for United States federal income tax purposes on the sale or exchange of ADSs or equity shares in the same manner as you would on the sale or exchange of any other shares held as capital assets. The gain or loss will generally be United States -source income or loss. You should consult your own tax advisers about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

Under certain circumstances as described under “Taxation — Indian Tax — Taxation on Sale of ADSs or Equity Shares”, you may be subject to Indian tax upon the disposition of equity shares. You should consult your own tax adviser with respect to your ability to credit this Indian tax against your US federal income tax liability.

Passive Foreign Investment Company Rules

In general, a foreign corporation is a PFIC for any taxable year in which (i) 75.0% or more of its gross income consists of passive income (such as dividends, interest, rents, royalties and capital gains) or (ii) 50.0% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. There are certain exceptions for active business income, including exceptions for certain income earned by active foreign banks and insurance companies. Based upon certain proposed Treasury regulations, which are proposed to be effective for taxable years beginning after December 31, 1994, and upon certain management estimates, we do not believe we were a PFIC for our taxable year that ended March 31, 2009. Since there can be no assurance that the proposed regulations will be finalized in their current form, the manner of the application of the proposed regulations is not entirely clear, and the composition of our income and assets will vary over time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are treated as a PFIC for any taxable year during which you own ADSs or equity shares, certain adverse US federal income tax consequences would apply to you.

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

The data for fiscal 2005 through fiscal 2009 have been derived from our consolidated financial statements. The accounting and reporting policies used in the preparation of our financial statements reflect general industry practices and conform with Indian GAAP including the Accounting Standards (AS) issued by Institute of Chartered Accountants of India, guidelines issued by the Reserve Bank of India, the Insurance Regulatory and Development Authority and the National Housing Bank as applicable to relevant companies.

The consolidated financial statements for fiscal 2005 and 2006 were audited by S.R. Batliboi & Co., Chartered Accountants, and for fiscal 2007, 2008 and 2009 by B S R & Co. Chartered Accountants, under auditing standards issued by the Institute of Chartered Accountants of India. The consolidated financial statements for fiscal 2007, and 2008 and 2009 have also been audited by KPMG, an independent registered public accounting firm in India, in accordance with the standards of the United States Public Company Accounting Oversight Board. Our financial statements as per Indian GAAP along with the reconciliation of net profit and stockholders’ equity to US GAAP, including the notes to these financial statements, audited by KPMG are set forth at the end of this annual report.

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

Although we have translated in this annual report certain rupee amounts into dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated earlier in this annual report, or at all. Except in the section on “Market Price Information”, all translations from rupees to US dollars are based on exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at March 31, 2009. The Federal Reserve Bank of New York certifies this rate for customs purposes in a weekly version of the H.10 release. The exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at March 31, 2009 was Rs. 50.87 per US$ 1.00.

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

•
Article 83 of the Articles of Association provides that the directors may by a resolution passed at a meeting of the board of directors borrow moneys and raise and secure the payment of amounts in a manner and upon such terms and conditions in all respects as they think fit and in particular by the issue of bonds, debenture stock, or any mortgage or charge or other security on the undertaking or the whole or any part of the property of ICICI Bank (both present and future) including our uncalled capital.

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

Recent Amendments to Memorandum and Articles of Association

By special resolution passed by our shareholders at our annual general meeting held on July 21, 2007, Article 56(d) of the Articles of Association was amended. This Article now requires a shareholder to obtain prior approval of the Reserve Bank of India before raising his/her/our holding of our equity shares to a level of 5.0% or more of the total paid-up capital of ICICI Bank, or such other percentage as may be prescribed by the Reserve Bank of India from time to time, whereas prior to this amendment, this provision required the Reserve Bank of India’s approval before a shareholder raised his/her/our stake above 5.0% of total issued capital.

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

EXHIBIT INDEX

Exhibit No.	Description of Document

1.1	ICICI Bank Memorandum of Association, as amended (incorporated by reference to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2008 filed on September 29, 2008).

1.2	ICICI Bank Articles of Association, as amended (incorporated by reference to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2008 filed on September 29, 2008).

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

2.3	ICICI Bank’s Specimen Certificate for Equity Shares (incorporated herein by reference to ICICI Bank’s Registration Statement on Form F-1 (File No. 333-30132)).

4.1	ICICI Bank’s Employee Stock Option Plan, as amended (incorporated by reference to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2004 filed on September 29, 2004).

8.1	List of Subsidiaries (included under “Business — Subsidiaries and Joint Ventures” herein).

11.1	Code of Business Conduct and Ethics, as amended (incorporated by reference to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2008 filed on September 29, 2008).

12.1	Certification of the Managing Director & Chief Executive Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of the Joint Managing Director & Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act.

13	Certification of periodic financial report pursuant to 18 USC. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.

15	Basel II — Pillar 3 Disclosures (Consolidated).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on our behalf.

For ICICI BANK LIMITED

By:	/s/ N. S. Kannan
Name:	Mr. N. S. Kannan
Title:	Executive Director and Chief Financial Officer

Place: Mumbai
Date: September 29, 2009

ICICI Bank Limited and subsidiaries Consolidated Financial Statements For the year ended March 31, 2008 and March 31, 2009 together with Auditors’ Report

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
ICICI Bank Limited

We have audited the accompanying consolidated balance sheets of ICICI Bank Limited and subsidiaries (the “Company”) as of March 31, 2009 and 2008, and the related consolidated profit and loss accounts and consolidated cash flow statements for each of the years in the three-year period ended March 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2009, in conformity with generally accepted accounting principles in India.

Accounting principles generally accepted in India vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated September 25, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG
Mumbai, India
September 25, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
ICICI Bank Limited

We have audited ICICI Bank Limited and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of March 31, 2009 and 2008, and the related consolidated profit and loss accounts and consolidated cash flow statements for each of the years in the three-year period ended March 31, 2009, and our report dated September 25, 2009 expressed an unqualified opinion on those consolidated financial statements.

KPMG
Mumbai, India
September 25, 2009

ICICI Bank Limited and subsidiaries

Consolidated balance sheets

		As on
	Schedule	March 31, 2008	March 31, 2009

CAPITAL AND LIABILITIES

Capital	1	14,626,786	14,632,898
Reserves and Surplus	2	436,095,477	456,642,444
Minority interest	2A	7,311,906	9,105,054
Deposits	3	2,769,832,312	2,618,557,532
Borrowings	4	845,660,530	883,918,593
Liabilities on policies in force		268,114,077	310,535,993
Other liabilities and provisions	5	514,524,771	533,517,160
TOTAL CAPITAL AND LIABILITIES		4,856,165,859	4,826,909,674

ASSETS

Cash and balance with Reserve Bank of India	6	298,007,509	178,754,485
Balances with banks and money at call and short notice	7	155,279,264	171,859,371
Investments	8	1,600,467,579	1,481,070,029
Advances	9	2,514,016,693	2,661,304,659
Fixed assets	10	46,783,548	44,974,589
Other assets	11	241,611,266	288,946,541
TOTAL ASSETS		4,856,165,859	4,826,909,674

Contingent liabilities	12	13,103,285,359	8,677,884,034
Bills for collection		42,908,137	60,026,585
Significant accounting policies and notes to accounts	18 & 19

The Schedules referred to above form integral part of the Balance Sheets.

ICICI Bank Limited and subsidiaries

Consolidated profit and loss accounts

		Year ended

	Schedule	March 31, 2007	March 31, 2008	March 31, 2009

I. INCOME
Interest earned	13	240,025,455	340,949,565	362,507,064
Other income	14	173,612,467	259,581,255	279,023,743
TOTAL INCOME		413,637,922	600,530,820	641,530,807

II. EXPENDITURE
Interest expended	15	176,757,193	257,669,754	264,872,527
Operating expenses	16	180,132,128	270,434,081	281,857,874
Provisions and contingencies	17	30,414,589	41,274,341	61,006,187
TOTAL EXPENDITURE		387,303,910	569,378,176	607,736,588

III. PROFIT/LOSS
Net profit for the year		26,334,012	31,152,644	33,794,219
Less: Minority interest		(1,272,330)	(2,829,656)	(1,975,285)
Net profit / (loss) after minority interest		27,606,342	33,982,300	35,769,504
Profit / (loss) brought forward		(2,435,605)	(73,672)	5,496,834
TOTAL PROFIT/(LOSS)		25,170,737	33,908,628	41,266,338

IV. APPROPRIATIONS/TRANSFERS
Transfer to Statutory Reserve		7,800,000	10,400,000	9,400,000
Transfer to Reserve fund		1,168	3,138	4,221
Transfer to Capital Reserve		1,210,000	1,270,000	8,180,000
Transfer to Special Reserve		4,677,098	1,892,500	2,870,000
Transfer to Revenue and other reserves		593,416	491,080	1,105,116
Dividend (including corporate dividend tax) for the previous year paid during the period / year		..	43,900	5,811
Proposed equity share dividend		9,085,370	12,239,618	12,245,771
Proposed preference share dividend		35	35	35
Corporate dividend tax		1,877,322	2,071,523	2,083,664
Balance carried over to Balance Sheet		(73,672)	5,496,834	5,371,720
TOTAL		25,170,737	33,908,628	41,266,338

Significant accounting policies and notes to accounts	18 & 19
Earnings per share (Refer Note 19.1)
Basic (Rs.)		30.92	32.19	32.13
Diluted (Rs.)		30.75	32.00	32.07
Face value per share (Rs.)		10.00	10.00	10.00

The schedules referred to above form integral part of the Profit and Loss Accounts.

ICICI Bank Limited and subsidiaries

Consolidated cash flow statements

PARTICULARS	Year ended
	March 31, 2007	March 31, 2008	March 31, 2009

Cash flow from operating activities

Net profit before taxes	35,247,100	45,079,134	51,658,808

Adjustments for:
Depreciation and amortization	8,346,161	8,721,642	10,034,785
Net (appreciation) / depreciation on investments	12,160,982	14,493,875	17,990,288
Provision in respect of non-performing assets (including prudential provision on standard assets)	22,082,234	27,723,909	39,115,672
Provision for contingencies & others	307,652	1,723,502	(303,901)
(Profit) / loss on sale of fixed assets	(351,246)	(613,379)	(14,611)
	77,792,883	97,128,683	118,481,041

Adjustments for:
(Increase) / decrease in investments	(173,187,373)	(132,276,092)	(4,416,202)
(Increase) / decrease in advances .	(565,891,731)	(423,725,121)	(185,733,697)
Increase / (decrease) in borrowings .	96,294,679	100,659,704	41,331,233
Increase / (decrease) in deposits	761,626,500	270,566,682	(151,274,780)
(Increase) / decrease in other assets	(27,065,243)	(40,067,589)	(39,234,654)
Increase / (decrease) in other liabilities and provisions	111,407,820	173,249,913	16,998,654
	203,184,652	(51,592,503)	(322,329,446)

(Payment) / refund of taxes (net)	(21,192,739)	(23,865,900)	(18,405,479)
Net cash flow from operating activities (A)	259,784,796	21,670,280	(222,253,884)

Cash flow from investing activities
Purchase of fixed assets	(8,652,868)	(13,779,728)	(13,071,158)
Proceeds from sale of fixed assets	1,759,850	1,100,906	897,114
(Purchase) / Sale of long-term investment	(204,006,389)	(278,393,897)	90,016,170
Acquisition of subsidiaries (net of cash acquired)	-	-	(140,002)
Net cash generated from investing activities (B)	(210,899,407)	(291,072,719)	77,702,124

Cash flow from financing activities
Proceeds from issue of share capital (including ESOPs) net of issue expense	2,055,383	197,945,383	522,062
Net proceeds / (repayment) of bonds (including subordinated debts)	172,962,927	138,335,874	44,144,641
Dividend and dividend tax paid	(9,072,081)	(11,124,591)	(14,229,374)
Net cash generated from financing activities (C)	165,946,229	325,156,666	30,437,329

Effect of exchange fluctuation on translation reserve (D)	(491,265)	(1,721,319)	11,441,514

Net cash and cash equivalent received from the Sangli Bank Ltd. on amalgamation (E)	-	2,362,563	-

ICICI Bank Limited and subsidiaries

Consolidated cash flow statements (Continued)

PARTICULARS	Year ended
	March 31, 2007	March 31, 2008	March 31, 2009

Net increase / (decrease) in cash and cash equivalents (A) + (B) + (C) + (D) + (E)	214,340,353	56,395,471	(102,672,917)

Cash and cash equivalents as at April 1	182,550,949	396,891,302	453,286,773
Cash and cash equivalents as at March 31	396,891,302	453,286,773	350,613,856

For significant accounting policies and notes to accounts (refer Schedule 18 & 19).
The Schedules referred to above form an integral part of the consolidated balance sheets.

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets

SCHEDULE 1 - CAPITAL

	As on
	March 31, 2008	March 31, 2009

Authorized capital
1,275,000,000 equity shares of Rs. 10 each [March 31, 2008: 1,275,000,000 equity shares of Rs. 10 each]	12,750,000	12,750,000
15,000,000 preference shares of Rs. 100 each [March 31, 2008: 15,000,000 preference shares of Rs. 100 each].	1,500,000	1,500,000
350 preference shares of Rs. 10 million each [March 31, 2008: 350 preference shares of Rs. 10 million each]	3,500,000	3,500,000

Equity share capital Issued, subscribed and paid-up capital
1,112,687,495 equity shares of Rs. 10 each (March 31, 2008: 1,111,218,782 equity shares) [2]	11,112,188	11,126,875
Add: 563,147 equity shares of Rs. 10 each fully paid up (March 31,2008: 1,468,713 equity shares) issued pursuant to exercise of employee stock options	14,687	5,631
	11,126,875	11,132,506

Less: Calls unpaid	859	378
Add: 111,603 equity shares forfeited (March 31, 2008: 111,603 equity shares)	770	770
TOTAL EQUITY CAPITAL	11,126,786	11,132,898

Preference share capital [Represents face value of 350 preference shares of Rs. 10 million each issued to preference share holders of erstwhile ICICI Limited on amalgamation redeemable at par on April 20, 2018]	3,500,000	3,500,000
TOTAL CAPITAL	14,626,786	14,632,898

1.
These shares will be of such class and with rights, privileges, conditions or restrictions as may be determined by the Bank in accordance with the Articles of Association of the Bank and subject to the legislative provisions for the time being in that behalf.

2.	Includes :-
a) 3,455,008 equity shares of Rs. 10 each fully paid up issued to shareholders of erstwhile The Sangli Bank Limited on amalgamation on May 28, 2007.
b) 108,598,626 equity shares of Rs. 10 each fully paid up issued vide prospectus dated June 26, 2007 (includes 13,762,869 shares issued under green shoe option).

c)  99,898,476 equity shares of Rs. 10 each fully paid up underlying 49,949,238 American Depository Shares (ADSs) issued vide prospectus dated June 23, 2007 (includes 6,497,462 ADSs issued under green shoe option).

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 2 - RESERVES AND SURPLUS

	As on
	March 31, 2008	March 31, 2009

I. Statutory reserve
Opening balance (other than joint ventures)	28,787,307	39,393,807
Additions during the year	10,606,500	9,400,000
Deductions during the year	..	..
Closing balance	39,393,807	48,793,807

II. Special reserve
Opening balance (other than joint ventures)	19,739,200	21,631,700
Additions during the year	1,892,500	2,870,000
Deductions during the year	-	-
Closing balance	21,631,700	24,501,700

III. Securities premium
Opening balance (other than joint ventures)	120,285,365	312,650,019
Additions during the year[1]	197,644,847	526,450
Deductions during the year[2]	5,280,193	10,500
Closing balance	312,650,019	313,165,969

IV. Unrealized Investment Reserve
Opening balance (other than joint ventures)	4,867,703	979,264
Additions during the year	218,122	--
Deductions during the year	4,106,561	4,477,354
Closing balance	979,264	(3,498,090)

V. Capital reserve
Opening balance (other than joint ventures)	6,903,166	8,263,769
Additions during the year	1,360,603	8,192,833
Deductions during the year	-	-
Closing balance[3]	8,263,769	16,456,602

VI. Foreign currency translation reserve	(2,238,079)	9,254,640

VII. Reserve Fund
Opening balance (other than joint ventures)	1,390	4,528
Additions during the year [4]	3,138	4,221
Deductions during the year	-	-
Closing balance	4,528	8,749

VIII. Revenue and other reserves
Opening balance for joint ventures	(2687)	(2,687)
Opening balance for others	50,592,261	49,916,322
Additions during the year / period for joint ventures	-	-
Additions during the year / period for others	3,455,640	1,105,116
Deductions during the year / period for joint ventures	-	-
Deductions during the year / period for others [6]	4,131,579	8,431,404
Closing balance [5]	49,913,635	42,587,347

IX. Balance in Profit and Loss account for others	5,544,515	5,374,569

X. Balance in Profit and Loss account for Joint Ventures	(47,681)	(2,849)
TOTAL RESERVES AND SURPLUS	436,095,477	456,642,444

1.	Includes

a)
Rs. 98,865.1 million in the previous year (net of securities premium in arrears of Rs. 486.1 million) consequent to public issue (including shares issued under green shoe option) vide prospectus dated June 26, 2007.

b)	Rs. 98,237.4 million in the previous year consequent to issue of ADSs (including shares issued under green shoe option) vide prospectus dated June 23, 2007.
c)	Rs. 184.1 million (March 31, 2008: Rs. 542.3 million) on exercise of employee stock options.

2.	Includes

a)
Rs. 3,482.2 million in the previous year being the excess of the paid-up capital value of the shares issued to the shareholders of The Sangli bank Limited over the fair value of the net assets acquired on merger and amalgamation expenses as per the scheme of amalgamation.

b)	Rs. 1,846.6 million in the previous year being the share issue expenses, written off from the securities premium account as per the objects of the issue.
3.	Includes capital reserve on consolidation amounting to Rs. 103.4 million (March 31, 2008: Rs. 90.6 million).
4.	Represents appropriation of 5% of net profit by Sri Lanka branch to meet the requirements of Section 20 of Sri Lankan Banking Act No 30 of 1988.
5.	Includes restricted reserve of Rs. 5,582.9 million (March 31, 2008: Rs. 5,423.2 million) relating to life insurance subsidiary.
6.	Includes unrealized losses, net of tax, of Rs. 8,311.8 million (March 31, 2008: Rs. 4,029.0 million) pertaining to the investments in Available for Sale category of the ICICI Bank UK PLC.

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 2A - MINORITY INTEREST

	As on
	March 31, 2008	March 31, 2009

Opening minority interest	5,095,649	7,311,906
Subsequent increase / decrease	2,216,257	1,793,148
CLOSING MINORITY INTEREST	7,311,906	9,105,054

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 3 - DEPOSITS

	As on
	March 31, 2008	March 31, 2009

A. I. Demand deposits
i) From banks	5,681,818	7,455,983
ii) From others	244,114,127	215,177,801
II. Savings bank deposits	537,563,405	515,147,064
III. Term deposits
i) From banks	125,024,337	158,017,816
ii) From others	1,857,448,625	1,722,758,868
TOTAL DEPOSITS	2,769,832,312	2,618,557,532

B. I. Deposits of branches in India	2,361,289,926	2,070,226,567
II. Deposits of branches/subsidiaries outside India	408,542,386	548,330,965
TOTAL DEPOSITS	2,769,832,312	2,618,557,532

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 4 - BORROWINGS

	As on
	March 31, 2008	March 31, 2009

I. Borrowings In India
i) Reserve Bank of India	-	-
ii) Other banks	72,605,734	64,286,849
iii)Other institutions and agencies
a) Government of India	1,592,480	1,075,400
b) Financial institutions	48,292,151	65,568,161
iv) Borrowings in the form of
a) Deposits taken over from erstwhile ICICI Limited	2,533,110	26,693,558
b) Commercial paper	20,630,884	15,810,034
c) Bonds and debentures (excluding subordinated debt)
-Debentures and bonds guaranteed by the Government of India	14,815,000	11,755,000
-Borrowings under private placement of bonds carrying maturity of 1 to 30 years from the date of placement	6,545,648	19,036,267
d) Bonds issued under multiple option/safety bonds series
-Regular interest bonds	5,393,095	3,278,880
-Deep discount bonds	4,401,234	4,332,005
-Encash bonds	-	-
-Tax saving bonds	17,376,227	16,033,862
-Pension bonds	61,722	61,805
TOTAL BORROWINGS IN INDIA	194,247,285	227,931,821

II. Borrowings outside India
i) From multilateral/bilateral credit agencies
(guaranteed by the Government of India for the equivalent of Rs. 19,571.3 million at March 31, 2009; March 31, 2008; Rs. 18,402.9 million)	20,966,276	22,862,196
ii) From international banks, institutions and consortiums	307,381,423	327,853,864
iii) By way of bonds and notes	322,261,202	304,667,180
iv) Bullion borrowings	804,344	603,532
TOTAL BORROWINGS OUTSIDE INDIA	651,413,245	655,986,772

TOTAL BORROWINGS	845,660,530	883,918,593

Secured borrowings in I above is Rs. 16,738.5 million (March 31, 2008: Rs. 4,089.0 million) and in II above is Nil.

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS

		As on
		March 31, 2008	March 31, 2009

I.	Bills payable	29,285,903	18,677,244
II.	Inter-office adjustments (net)	4,293,542	4,213,049
III.	Interest accrued	26,780,408	30,210,937
IV.	Unsecured redeemable / perpetual debentures / bonds
	[Subordinated for Tier I / Tier II capital]	224,077,862	273,244,945
V.	Others
	a) Security deposit from clients	15,197,638	9,505,352
	b) Sundry creditors	94,745,071	96,735,844
	c) Received for disbursements under special program	2,034,281	1,644,645
	d) Provision against standard assets	15,214,123	16,623,875
	e) Other liabilities (including provisions) [1]	102,895,943	82,661,269
	TOTAL OTHER LIABILITIES AND PROVISIONS	514,524,771	533,517,160

1.  Includes:
a) Proposed dividend of Rs. 12,245.8 (March 31, 2008: Rs. 12,284.6 million).
b) Corporate dividend tax payable of Rs. 1,626.4 million (March 31, 2008: Rs. 1,596.0 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA

	March 31, 2008	March 31, 2009

I. Cash in hand (including foreign currency notes)	32,653,915	31,942,676
II. Balances with Reserve Bank of India in current accounts	265,353,594	146,811,809
TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA	298,007,509	178,754,485

SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE

	As on
	March 31, 2008	March 31, 2009
I. In India
i) Balances with banks
a) in current accounts	9,241,811	7,166,610
b) in other deposit accounts	5,908,958	38,577,751
ii) Money at call and short notice
a) with banks	-	-
b) with other institutions	-	-
TOTAL	15,150,769	45,744,361

II. Outside India
i) in current accounts	19,711,210	25,596,245
ii) in other deposit accounts	28,421,501	24,076,284
iii) Money at call and short notice	91,995,784	76,442,481
TOTAL	140,128,495	126,115,010

TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE	155,279,264	171,859,371

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 8 - INVESTMENTS

	As on
	March 31, 2008	March 31, 2009

I. Investments in India (net of provisions)
i) Government securities	786,560,746	682,931,198
ii) Other approved securities	97,946	93,405
iii) Shares (includes equity and preference shares) [1]	47,118,726	29,708,664
iv) Debentures and bonds	49,447,032	52,956,402
v) Assets held to cover linked liabilities of life insurance business	248,450,720	286,139,525
vi) Others (commercial paper, mutual fund units, pass through certificates, security receipts etc.)	210,887,719	216,658,105
TOTAL INVESTMENTS IN INDIA	1,342,562,889	1,268,487,299

II. Investments outside India (net of provisions)
i) Government securities	40,899,298	4,525,830
ii) Others	217,005,392	208,056,900
TOTAL INVESTMENTS OUTSIDE INDIA	257,904,690	212,582,730
TOTAL INVESTMENTS	1,600,467,579	1,481,070,029

III. Investments in India
Gross value of investments [2]	1,340,676,954	1,290,031,307
Less: Aggregate of provision / depreciation / (appreciation)	(1,885,935)	21,544,008
Net Investments	1,342,562,889	1,268,487,299

IV. Investments outside India
Gross value of investments	267,772,200	234,903,006
Less: Aggregate of provision / depreciation / (appreciation)	9,867,510	22,320,276
Net Investments	257,904,690	212,582,730
TOTAL INVESTMENTS	1,600,467,579	1,481,070,029

1. Includes investment in associates of Rs. 459.2 million (March 31, 2008: Rs. 95.4 million)
2. Net of depreciation of Rs. 36,369.6 million (March 31, 2008: net of appreciation of Rs. 19,534.4 million) on investment held to cover linked liabilities of life insurance business.

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 9 - ADVANCES (net of provisions)

	As on
	March 31, 2008	March 31, 2009

A. I) Bills purchased and discounted	47,896,278	40,915,231
ii) Cash credits, overdrafts and loans repayable on demand	351,458,670	350,610,312
iii) Term loans	2,009,110,336	2,167,574,693
iv) Securitization, finance lease and hire purchase receivables	105,551,409	102,204,423
TOTAL ADVANCES	2,514,016,693	2,661,304,659
B. i) Secured by tangible assets [includes advances against book debt]	1,928,756,159	2,009,647,889
ii) Covered by Bank/Government guarantees	42,087,202	14,815,009
iii) Unsecured	543,173,332	636,841,761
TOTAL ADVANCES	2,514,016,693	2,661,304,659
C. I. Advances in India
i) Priority sector	597,325,197	620,515,976
ii) Public sector	3,559,887	3,494,486
iii) Banks	45,947	252,580
iv) Others	1,238,575,133	1,112,523,081
TOTAL ADVANCES IN INDIA	1,839,506,164	1,736,786,123

II. Advances outside India
i) Due from banks	53,593,670	16,618,624
ii) Due from others
a) Bills purchased and discounted	21,006,755	14,069,137
b) Commercial Loans	324,669,709	419,791,632
c) Others	275,240,395	474,039,143
TOTAL ADVANCES OUTSIDE INDIA	674,510,529	924,518,536
TOTAL ADVANCES	2,514,016,693	2,661,304,659

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 10 - FIXED ASSETS

	As on
	March 31, 2008	March 31, 2009

I. Premises
At cost as on March 31 of preceding year	23,574,338	27,235,332
Additions during the year	3,985,851	2,874,560
Deductions during the year	(324,857)	(546,690)
Depreciation to date	(4,181,205)	(5,485,251)
Net block	23,054,127	24,077,951

II. Other fixed assets (including furniture and fixtures)
At cost as on March 31 of preceding year	27,621,021	33,851,617
Additions during the year	6,917,431	5,496,137
Deductions during the year	(686,835)	(1,208,847)
Depreciation to date	(18,092,913)	(21,865,286)
Net block	15,758,704	16,273,621

III. Assets given on Lease
At cost as on March 31 of preceding year	18,346,532	18,289,072
Additions during the year	--	--
Deductions during the year	(57,460)	(327,898)
Depreciation to date, accumulated lease adjustment and provisions	(10,318,355)	(13,338,157)
Net block	7,970,717	4,623,017
TOTAL FIXED ASSETS	46,783,548	44,974,589

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 11 – OTHER ASSETS

	As on
	March 31, 2008	March 31, 2009

I. Inter-office adjustments (net)	-	-
II. Interest accrued	39,368,197	48,793,731
III. Tax paid in advance/tax deducted at source (net)	42,802,815	39,668,134
IV. Stationery and stamps	574	928
V. Non-banking assets acquired in satisfaction of claims [1]	3,658,544	3,089,212
VI. Others
a) Advance for capital assets	7,060,893	9,037,902
b) Outstanding fees and other income	10,212,038	7,864,971
c) Swap suspense .	-	-
d) Deposits	28,665,435	27,197,130
e) Deferred tax asset (Net)	17,280,466	25,184,000
f) Early Retirement Option expenses not written off	117,979	-
g) Others [2]	92,444,325	128,110,533
TOTAL OTHER ASSETS	241,611,266	288,946,541

1.	Includes certain non-banking assets acquired in satisfaction of claims, which are in the process of being transferred in the Bank's name.
2.
Includes goodwill on consolidation amounting to Rs. 1,573.1 million (March 31, 2008: Rs. 630.5 million) and goodwill on purchase of assets by way of merger amounting to Rs. 119.8 million (March 31, 2008: Rs. Nil).

SCHEDULE 12 - CONTINGENT LIABILITIES

	As on
	March 31, 2008	March 31, 2009

I. Claims against the Bank not acknowledged as debts	40,886,452	33,911,116
II. Liability for partly paid investments	128,126	128,126
III. Liability on account of outstanding forward exchange contracts	3,090,775,426	2,520,288,201
IV. Guarantees given on behalf of constituents
a) In India	338,313,937	453,001,349
b) Outside India	76,613,035	129,161,843
V. Acceptances, endorsements and other obligations	252,963,794	307,424,746
VI. Currency swaps	591,090,810	551,306,568
VII. Interest rate swaps, currency options and interest rate futures	8,510,352,224	4,555,533,888
VIII. Other items for which the Bank is contingently liable	202,161,555	127,128,197
TOTAL CONTINGENT LIABILITIES	13,103,285,359	8,677,884,034

ICICI Bank Limited and subsidiaries

Schedules forming part of the profit and loss accounts

SCHEDULE 13 - INTEREST EARNED

	Year ended
	March 31, 2007	March 31, 2008	March 31, 2009

I. Interest/discount on advances/bills	169,700,875	240,683,557	251,907,185
II. Income on investments[1]	58,473,639	89,045,428	93,690,339
III. Interest on balances with Reserve Bank of India and other inter-bank funds	9,037,876	8,747,745	7,685,387
IV. Others [2]	2,813,065	2,472,835	9,224,153
TOTAL INTEREST EARNED	240,025,455	340,949,565	362,507,064

1. Includes amortization of premium on Government securities of Rs. 7,253.4 million (March 31, 2008: Rs. 8,976.2 million).
2. Includes interest on income tax refunds of Rs. 3,357.9 million (March 31, 2008: Rs. 880.0 million).

SCHEDULE 14 - OTHER INCOME

	Year ended

	March 31, 2007	March 31, 2008	March 31, 2009

I. Commission, exchange and brokerage	54,432,414	67,673,441	65,747,868
II. Profit/(loss) on sale of investments (net)	14,061,769	34,042,178	24,318,015
III. Profit/(loss) on revaluation of investments (net)	(1,789,997)	(4,787,585)	(4,431,761)
IV. Profit/(loss) on sale of land, buildings and other assets (net)[1]	351,246	613,379	14,611
V. Profit/(loss) on foreign exchange transactions (net)	8,435,218	1,279,786	1,964,929
VI. Premium and other operating income from insurance business	95,125,466	159,919,822	183,582,426
VII. Miscellaneous income (including lease income)[1]	2,996,351	840,234	7,827,655
TOTAL OTHER INCOME	173,612,467	259,581,255	279,023,743

1.	Includes profit/(loss) on sale of assets given on lease.

ICICI Bank Limited and subsidiaries

Schedules forming part of the profit and loss accounts (Continued)

SCHEDULE 15 - INTEREST EXPENDED

	Year ended

	March 31, 2007	March 31, 2008	March 31, 2009

I. Interest on deposits	124,565,606	187,220,141	182,506,979
II. Interest on Reserve Bank of India/inter-bank borrowings[1]	16,659,290	23,140,065	26,564,628
III. Others (including interest on borrowings of erstwhile ICICI Limited)	35,532,297	47,309,548	55,800,920
TOTAL INTEREST EXPENDED	176,757,193	257,669,754	264,872,527

1.	Includes interest paid on inter-bank deposits.

SCHEDULE 16 - OPERATING EXPENSES

	Year ended

	March 31, 2007	March 31, 2008	March 31, 2009

I. Payments to and provisions for employees	26,364,966	39,697,995	39,043,015
II. Rent, taxes and lighting	5,032,549	8,979,980	10,766,322
III. Printing and stationery	2,310,409	2,881,776	2,103,465
IV. Advertisement and publicity	5,546,368	6,152,109	3,311,278
V. Depreciation on Bank's property	4,272,235	4,973,453	5,965,761
VI. Depreciation (including lease equalization) on leased assets	1,882,750	1,820,689	2,101,070
VII. Directors' fees, allowances and expenses	22,237	20,591	22,897
VIII. Auditors' fees and expenses	64,192	99,909	136,872
IX. Law charges	603,440	1,071,497	1,425,366
X. Postages, telegrams, telephones, etc	4,392,443	5,162,326	4,567,895
XI. Repairs and maintenance	4,494,181	6,287,699	6,831,997
XII. Insurance	1,674,444	2,060,956	2,115,359
XIII. Direct marketing agency expenses	15,602,364	15,749,675	6,121,823
XIV. Claims and benefits paid pertaining to insurance business	8,065,681	13,002,948	18,094,559
XV. Other expenses pertaining to insurance business	75,292,734	129,790,331	147,404,509
XVI. Other expenditure	24,511,135	32,682,147	31,845,686
TOTAL OPERATING EXPENSES	180,132,128	270,434,081	281,857,874

ICICI Bank Limited and subsidiaries

Schedules forming part of the profit and loss accounts (Continued)

SCHEDULE 17 - PROVISIONS AND CONTINGENCIES

	Year ended

	March 31, 2007	March 31, 2008	March 31, 2009

I. Income tax
- Current period tax	12,013,402	19,628,199	21,388,517
- Deferred tax adjustment	(4,989,924)	(9,341,410)	(6,188,453)
- Fringe Benefit Tax	587,178	780,041	659,192
II. Wealth tax	30,102	30,004	30,048
III. Provision for investments (including credit substitutes) (net)	383,945	730,096	6,305,112
IV. Provision for advances (net)[1]	22,082,234	27,723,909	39,115,672
V. Others	307,652	1,723,502	(303,901)
TOTAL PROVISIONS AND CONTINGENCIES	30,414,589	41,274,341	61,006,187

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

The Bank consolidates entities in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. Entities where the Bank holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence, are accounted for under the equity method of accounting, and the pro-rata share of their income/(loss) is included in the consolidated profit and loss account. Assets, liabilities, income and expenditure of jointly controlled entities are consolidated using the proportionate consolidation method. Under this method, the Bank’s share of each of the assets, liabilities, income and expenses of the jointly controlled entity is reported in separate line items in the consolidated financial statements. The Bank does not consolidate entities where control is intended to be temporary. All significant inter-company accounts and transactions are eliminated on consolidation.

Basis of preparation

The accounting and reporting policies of the Group used in the preparation of the consolidated financial statements conform to generally accepted accounting principles in India (Indian GAAP), guidelines issued by the Reserve Bank of India, Securities and Exchange Board of India, Insurance Regulatory and Development Authority and National Housing Bank from time to time and as applicable to relevant companies and practices generally prevalent within the banking industry in India. In the case of the foreign subsidiaries, generally accepted accounting principles as applicable to the foreign subsidiaries are followed.

The Group follows the accrual method of accounting except where otherwise stated. In case the accounting policies followed by a subsidiary or joint venture are different from those followed by the Bank, the same have been disclosed separately.

The preparation of consolidated financial statements requires management to make estimates and assumptions considered in the reported amounts of assets and liabilities As on the date of the consolidated financial statements and the reported income and expenses during the reporting period.

The management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. Actual results could differ from these estimates.

The consolidated financial statements include the results of the following entities.

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
1	ICICI Securities Limited	India	Subsidiary	Securities broking & merchant banking	100.00%
2	ICICI Securities Inc.	USA	Subsidiary	Securities broking	100.00%
3	ICICI Securities Holdings Inc.	USA	Subsidiary	Holding company	100.00%
4	ICICI Securities Primary Dealership Limited	India	Subsidiary	Securities investment, trading and underwriting	100.00%
5	ICICI Venture Funds Management Company Limited	India	Subsidiary	Asset management	100.00%
6	ICICI Home Finance Company Limited	India	Subsidiary	Housing finance	100.00%
7	ICICI Trusteeship Services Limited	India	Subsidiary	Trusteeship services	100.00%
8	ICICI Investment Management Company Limited	India	Subsidiary	Asset management	100.00%
9	ICICI International Limited	Mauritius	Subsidiary	Asset management	100.00%
10	ICICI Bank UK PLC.	United Kingdom	Subsidiary	Banking	100.00%
11	ICICI Bank Canada	Canada	Subsidiary	Banking	100.00%
12	ICICI Wealth Management Inc.	Canada	Subsidiary	Wealth management	100.00%
13	ICICI Bank Eurasia LLC.	Russia	Subsidiary	Banking	100.00%
14	ICICI Eco-net Internet and Technology Fund	India	Consolidated as per Accounting Standard (‘AS’) 21	Venture capital fund	92.01%
15	ICICI Equity Fund	India	Consolidated as per Accounting Standard (‘AS’) 21	Unregistered venture capital fund	100.00%
16	ICICI Emerging Sectors Fund	India	Consolidated as per Accounting Standard (‘AS’) 21	Venture capital fund	99.29%
17	ICICI Strategic Investment Fund	India	Consolidated as per Accounting Standard (‘AS’) 21	Unregistered venture capital fund	100.00%
18	ICICI Prudential Life Insurance Company Limited [1]	India	Jointly controlled entity	Life Insurance	73.93%
19	ICICI Lombard General Insurance Company Limited [1]	India	Jointly controlled entity	General Insurance	73.80%
20	ICICI Prudential Asset Management Company Limited [1]	India	Jointly controlled entity	Asset management company for ICICI Prudential Mutual Fund	51.00%
21	ICICI Prudential Trust Limited [1]	India	Jointly controlled entity	Trustee company for ICICI Prudential Mutual Fund	50.80%
22	TCW/ICICI Investment Partners LLC [2]	Mauritius	Jointly controlled entity	Asset management	50.00%
23	ICICI Kinfra Limited	India	Consolidated as per Accounting Standard (‘AS’) 21	Infrastructure development consultancy	76.00%
24	ICICI West Bengal Infrastructure Development Corporation Limited	India	Consolidated as per Accounting Standard (‘AS’) 21	Infrastructure development consultancy	75.99%
25	Loyalty Solutions & Research Limited	India	Consolidated as per Accounting Standard (‘AS’) 21	Customer relationship management,data mining and analytics and marketing services	89.75%

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
26	Financial Information Network and Operations Limited [3]	India	Associate	Service provider	28.29%
27	I-Process Services (India) Private Limited [3]	India	Associate	Service provider	19.00%
28	I-Solutions Providers (India) Private Limited [3]	India	Associate	Service provider	19.00%
29	NIIT Institute of Finance, Banking and Insurance Training Limited [3]	India	Associate	Education and training in banking and finance	19.00%
30	ICICI Venture Value Fund [3]	India	Associate	Unregistered venture capital fund	48.00%
31	Contests2win.com India Private Limited [3]	India	Consolidated as per Accounting Standard (‘AS’) 21	Internet portal	23.96%
32	Crossdomain Solutions Private Limited [3]	India	Consolidated as per Accounting Standard (‘AS’) 21	BPO services	11.85%
33	Transafe Services Limited [3]	India	Consolidated as per Accounting Standard (‘AS’) 21	Logistic products – manufacturer	47.27%
34	Prize Petroleum Company Limited[3]	India	Associate	Oil exploration and production	35.00%
35	I-Ven Biotech Limited	India	Consolidated as per Accounting Standard (‘AS’) 21	Research and development of biotechnology	100.00%

The financial statements of Comm Trade Services Limited, Firstsource Solutions Limited and 3i infotech Limited have not been consolidated under AS no. 21/ AS no. 23, as the investments in these companies are temporary in nature.

1.
The financial statements of these jointly controlled entities have been consolidated as per AS 21 on “Consolidated Financial Statements” consequent to the limited revision to AS 27 on “Financial Reporting of Interests in Joint Ventures”.

2.
The entity has been consolidated as per the proportionate consolidation method as prescribed by AS 27 on “Financial Reporting of Interests in Joint ventures”. In view of sale of investment in the equity share capital of TSI Ventures (India) Private Limited by ICICI Venture Funds Management Company Limited during the quarter ended June 30, 2008, the entity ceased to be a joint venture as on that date and accordingly, this entity has not been consolidated as at March 31, 2009.

3.	These entities have been consolidated as per the equity method as prescribed by AS 23 on “Accounting for Investments in Associates in Consolidated Financial Statements”.

SIGNIFICANT ACCOUNTING POLICIES

1.	Transactions involving foreign exchange

The consolidated financial statements of the Group are reported in Indian rupees (Rs.), the national currency of India. Foreign currency income and expenditure items are translated as follows:

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

Monetary foreign currency assets and liabilities of domestic and integral foreign operations are translated at closing exchange rates notified by Foreign Exchange Dealers’ Association of India at the balance sheet date and the resulting profits/losses are included in the profit and loss account.

Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations are translated at closing exchange rates notified by Foreign Exchange Dealers’ Association of India at the balance sheet date and the resulting profits/losses from exchange differences are accumulated in the foreign currency translation reserve until the disposal of the net investment in the non-integral foreign operations.

The premium or discount arising on inception of forward exchange contracts that are entered to establish the amount of reporting currency required or available at the settlement date of a transaction is amortized over the life of the contract. All other outstanding forward exchange contracts are revalued at the exchange rates notified by Foreign Exchange Dealers’ Association of India for specified maturities and at interpolated rates for contracts of interim maturities. The contracts of longer maturities where exchange rates are not notified by Foreign Exchange Dealers’ Association of India, are revalued at the forward exchange rates implied by the swap curves in respective currencies. The resultant gains or losses are recognized in the profit and loss account.

Contingent liabilities on account of guarantees, endorsements and other obligations denominated in foreign currency are disclosed at the closing exchange rates notified by Foreign Exchange Dealers’ Association of India at the balance sheet date.

2.	Revenue recognition

•
Interest income is recognized in the profit and loss account as it accrues except in the case of non-performing assets where it is recognized, upon realisation, as per the income recognition and asset classification norms of Reserve Bank of India.

•	Income from hire purchase operations is accrued by applying the implicit interest rate on outstanding balances.

•
Income from leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease over the primary lease period. Leases entered till March 31, 2001 have been accounted for as operating leases.

•	Income on discounted instruments is recognized over the tenure of the instrument on a constant yield basis.

•	Dividend income is accounted on an accrual basis when the right to receive the dividend is established.

•	Loan processing fee is accounted for upfront when it becomes due except in the case of foreign banking subsidiaries, where it is amortized over the period of the loan.

•	Project appraisal/structuring fee is accounted for on the completion of the agreed service.

•	Arranger fee is accounted for as income when a significant portion of the arrangement/syndication is completed.

•	Commission received on guarantees issued is amortized on a straight-line basis over the period of the guarantee.

•	All other fees are accounted for as and when they become due.

•
Net income arising from sell-down/securitization of loan assets prior to February 1, 2006 has been recognized upfront as interest income. With effect from February 1, 2006 net income arising from securitization of loan assets is amortized over the life of securities issued or to be issued by the special purpose vehicle/special purpose entity to which the assets are sold. Net income arising from sale of loan assets through direct assignment, with recourse obligation is amortized over the life of underlying assets sold and net income from sale of loan assets through direct assignment, without any recourse obligation, is recognized at the time of sale. Net loss arising on account of the sell-down / securitization and direct assignment of loan assets is recognized at the time of sale.

•
Income from brokerage activities is recognized as income on the trade date of the transaction. Brokerage income in relation to public or other issuances of securities is recognized based on mobilization and terms of agreement with the client. The Group follows trade date method for accounting of its investments.

•
Life insurance premium is recognized as income when due. Premium on lapsed policies is recognized as income when such policies are reinstated. Top-up premiums are considered as single premium. For linked business, premium is recognized when the associated units are created. Income from linked funds, which includes fund management charges, policy administration charges, mortality charges etc. is recovered from the linked fund in accordance with the terms and conditions of the policy and accounted on accrual basis.

•
In the case of general insurance business, premium is recorded for the policy period at the commencement of risk and for installment cases, it is recorded on installment due dates. Premium earned is recognized as income over the period of risk or the contract period based on 1/365 method, whichever is appropriate, on a gross basis, net of service tax. Any subsequent revision to premium is recognized over the remaining period of risk or contract period. Adjustments to premium income arising on cancellation of policies are recognized in the period in which the policies are cancelled. Commission on re-insurance business is recognized as income in the period of ceding the risk. Profit commission under re-insurance treaties, wherever applicable, is recognized as income in the period of determination of profits and combined with commission on reinsurance ceded.

•
In the case of general insurance business, insurance premium on ceding of the risk is recognized in the period in which the risk commences. Any subsequent revision to premium ceded is recognized in the period of such revision. Adjustment to re-insurance premium arising on cancellation of policies is recognized in the period in which it is cancelled. In case of life insurance business, cost of reinsurance ceded is accounted for at the time of recognition of premium income in accordance with the treaty or in-principle arrangement with the reinsurer. Profit commission on reinsurance ceded is netted off against premium ceded on reinsurance.

•
In the case of general insurance business, premium deficiency is recognized when the sum of expected claim costs and related expenses exceed the reserve for unexpired risks and is computed at a business segment level.

3.	Stock based compensation and long term incentive plan

The following entities within the group have granted stock options to their employees:

•	ICICI Bank Limited
•	ICICI Prudential Life Insurance Company Limited
•	ICICI Lombard General Insurance Company Limited

•	ICICI Securities Limited.
•	ICICI Venture Funds Management Company Limited

The Employee Stock Option Scheme (“the Scheme”) of ICICI Bank Limited provides for grant of equity shares of the Bank to whole time directors and employees of the Bank and its subsidiaries. The Scheme provides that employees are granted an option to acquire equity shares of the Bank that vests in a graded manner. The options may be exercised within a specified period. ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited have also formulated similar stock option schemes for their employees. ICICI Securities Limited has approved an Employees Stock Option Scheme for its employees.

The Group follows the intrinsic value method to account for its stock-based employee’s compensation plans. Compensation cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date. The fair market price is the latest closing price, immediately prior to the date of the Board of Directors meeting in which the options are granted, on the stock exchange on which the shares of the Bank are listed. If the shares are listed on more than one stock exchange, then the stock exchange where there is highest trading volume on the said date shall be considered. The banking subsidiaries based out of Canada and UK account for the cost of the options granted to employees by ICICI Bank using the fair value method based on Black Scholes model. In the case of ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited and ICICI Securities Limited, the fair value of the shares is determined based on an external valuation report.

Since the exercise price of the Bank’s stock options is equal to the fair value price there is no compensation cost under the intrinsic value method.

The Group’s venture capital subsidiary i.e. ICICI Venture Funds Management Company Limited has settled carried interest trusts for the benefit of its employees. These trusts have investment in a separate class of units of certain fully consolidated funds. These carried interest entitlements are treated as employee compensation and are accounted for at the time of granting of the awards by the trust to the employees. The liability is re-measured at each reporting date and the carried interest entitlements are recognized as expense in the period of realisation of proceeds from the underlying investments of the funds.

The Finance Act, 2007 introduced Fringe Benefit Tax (“FBT”) on the employee stock options. The FBT liability crystallises on the date of exercise of stock options by the employees and is computed on the difference between fair market value on the date of vesting and the exercise price. FBT is recovered from the employees as per the Scheme.

Long- term incentive plan

ICICI Prudential Asset Management Company Limited has initiated Long-term Incentive Plan 2008 (‘LTIP 2008’) during the year. The LTIP’s of prior years comprise of LTIP 2005, LTIP 2007, LTIP Special Grant and LTIP Series 2 which are partly vested. These plans are based on bonus points, which are encashable, after they are held for a specified period i.e. the holding period at a determined price. The determined price is arrived at based on the trailing four quarter earnings per share and the price earning (‘P/E’) multiple.

Provision for the bonus points is made in the books for the value of the points over the holding period. The outstanding bonus points are revalued at the end of each reporting period and the difference is adjusted over the holding period. Further, in respect of bonus points not encashed beyond the holding period, full provision is made for appreciation/depreciation in value at the end of each reporting period. The schemes are launched only after approval of the Board of Directors of the entity.

4.	Income taxes

Income tax expense is the aggregate amount of current tax, deferred tax and fringe benefit tax borne by the Bank. The income tax provision is determined in accordance with the Income Tax Act, 1961. Deferred tax adjustments comprise changes in the deferred tax assets or deferred tax liabilities during the year.

Deferred tax assets and liabilities are recognized on a prudent basis for the future tax consequences of timing differences arising between the carrying value of assets and liabilities and their respective tax basis, and carry forward losses. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. The impact of changes in the deferred tax assets and liabilities is recognized in the profit and loss account.

Deferred tax assets are recognized and re-assessed at each reporting date, based on the management’s judgement as to whether their realisation is considered as reasonably certain.

In the consolidated financial statements, deferred tax assets and liabilities are computed at an individual entity level and aggregated for consolidated reporting.

5.	Claims and benefits paid

In the case of general insurance business, claims incurred comprise claims paid, estimated liability for outstanding claims made following a loss occurrence reported and estimated liability for claims incurred but not reported and claims incurred but not enough reported. Further, claims incurred also include specific claim settlement costs such as survey/legal fees and other directly attributable costs. Claims (net of amounts receivable from re-insurers/co-insurers) are recognized on the date of intimation of the loss based on estimates from surveyors/insured. Estimated liability for outstanding claims at the balance sheet date is recorded net of claims recoverable from/payable to co-insurers/re-insurers and salvage to the extent there is certainty of realization. Estimated liability for outstanding claim is determined by the entity on the basis of ultimate amounts likely to be paid on each claim based on past experience. These estimates are progressively revalidated on availability of further information. Claims incurred but not reported represent that amount of claims that may have been incurred during the accounting year but have not been reported or claimed. The claims incurred but not reported provision also includes provision, if any, required for claims incurred but not enough reported. Estimated liability for claims incurred but not reported/claims incurred but not enough reported is based on an actuarial estimate duly certified by the appointed actuary of the entity.  Claims incurred but not reported/incurred but not enough reported has been created on re-insurance accepted from Indian Motor Third Party Insurance Pool based on actuarial estimates received from the Indian Motor Third Party Insurance Pool.

In the case of life insurance business, claims other than maturity claims are accounted for on receipt of intimation. Maturity claims are accounted when due for payment. Re-insurance on such claims is accounted for in the same period as the related claims. Withdrawals under linked policies are accounted in the respective schemes.

6.	Liability for life policies in force

In the case of life insurance business, liability for life policies in force and also policies in respect of which premium has been discontinued but a liability exists, is determined by the appointed actuary on the basis of an annual review of the life insurance business, as per the gross premium method in accordance with accepted actuarial practice, requirements of the Insurance Regulatory and Development Authority and the Actuarial Society of India.

7.	Reserve for unexpired risk

Reserve for unexpired risk is recognized net of re-insurance ceded and represents premium written that is attributable and to be allocated to succeeding accounting periods for risks to be borne by the entity under contractual obligations on contract period basis or risk period basis, whichever is appropriate. It is calculated on a daily pro-rata basis subject to a minimum of 50% of the premium, written on policies during the twelve months preceding the balance sheet date for fire, marine, cargo and miscellaneous business and 100% for marine hull business, on all unexpired policies at balance sheet date, in accordance with the provisions of the Insurance Act, 1938.

8.	Actuarial method and valuation

In the case of life insurance business, the actuarial liability on both participating and non-participating policies is calculated using the gross premium method, using assumptions for interest, mortality, expense and inflation, and in the case of participating policies, future bonuses together with allowance for taxation and allocation of profits to shareholders. These assumptions are determined as prudent estimates at the date of valuation with allowances for adverse deviations. No allowance is made for expected lapses.

The interest rates used for valuing the liabilities are in the range of 5.1% to 6.8% per annum (previous year – 4.7% to 10% per annum). Mortality rates used are based on the published LIC (1994 – 96) Ultimate Mortality Table for assurances and LIC 96-98 table for annuities, adjusted to reflect expected experience while morbidity rates used are based on CIBT 93 table, adjusted to reflect expected experience. Expenses are provided for at long-term expected renewal expense levels. Per policy renewal expenses are assumed to inflate at 4.1% per annum (previous year - 5.5% per annum). The greater of liability calculated using discounted cash flows and unearned premium reserves are held for the unexpired portion of the risk for the general fund liabilities of linked business and attached riders. An unearned premium reserve is held for one year renewable group term insurance.

The unit liability in respect of linked business has been taken as the value of the units standing to the credit of policyholders, using the net asset value prevailing at the valuation date. The adequacy of charges under unit-linked policies to meet future expenses has been tested and provision made as appropriate. Provision has also been made for the cost of guarantee under unit-linked products that carry a guarantee. The units held in respect of lapsed policies are divided into a revival reserve, which contributes to liabilities, and a fund for future appropriation, which contributes to regulatory capital.

9.	Acquisition costs for insurance business

Acquisition costs are those costs that vary with, and are primarily related to the acquisition of new and renewal of insurance contracts including commissions and policy issue expenses. These costs are expensed in the period in which they are incurred.

10.	Staff retirement benefits

Gratuity

ICICI Bank pays gratuity to employees who retire or resign after a minimum period of five years of continuous service and in the case of employees at the overseas locations, as per the rules in force in the respective countries. ICICI Bank makes contributions to four separate gratuity funds, for employees inducted from erstwhile ICICI Limited (erstwhile ICICI), employees inducted from erstwhile Bank of Madura, employees inducted from erstwhile The Sangli Bank Limited (erstwhile Sangli Bank) and employees of ICICI Bank other than employees inducted from erstwhile ICICI, erstwhile Bank of Madura and erstwhile Sangli Bank.

Separate gratuity funds for employees inducted from erstwhile ICICI, erstwhile Bank of Madura and erstwhile Sangli Bank are managed by ICICI Prudential Life Insurance Company Limited. The gratuity fund for employees of ICICI Bank, other than employees inducted from erstwhile ICICI, erstwhile Bank of Madura and erstwhile Sangli Bank is administered by Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited.

Actuarial valuation of the gratuity liability for all the above funds is determined by an actuary appointed by the Bank. In accordance with the gratuity fund’s rules, actuarial valuation of gratuity liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

Superannuation Fund

ICICI Bank contributes 15% of the total annual basic salary of each employee to a superannuation fund for ICICI Bank employees. The employee gets an option on retirement or resignation to commute one-third of the total credit balance in his/her account and receive a monthly pension based on the remaining balance. In the event of death of an employee, his or her beneficiary receives the remaining accumulated balance. ICICI Bank also gives cash option to its employees, allowing them to receive the amount contributed by ICICI Bank in their monthly salary during their employment.

Upto March 31, 2005, the superannuation fund was administered solely by Life Insurance Corporation of India. Subsequent to March 31, 2005, both Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited are administering the fund. Employees had the option to retain the existing balance with Life Insurance Corporation of India or seek a transfer to ICICI Prudential Life Insurance Company Limited.

Pension

The Bank provides for pension, a deferred retirement plan covering certain employees of erstwhile Bank of Madura and certain employees of erstwhile Sangli Bank. The plan provides for a pension payment on a monthly basis to these employees on their retirement based on the respective employee’s salary and years of employment with the Bank. For erstwhile Bank of Madura and erstwhile Sangli Bank employees in service, separate pension funds are managed in-house and the liability is funded as per actuarial valuation. The pension payments to retired employees of erstwhile Bank of Madura and erstwhile Sangli Bank are being administered by ICICI Prudential Life Insurance Company Limited, for whom the Bank has purchased master annuity policies. Employees covered by the pension plan are not eligible for benefits under the provident fund plan.

Provident Fund

ICICI Bank is statutorily required to maintain a provident fund as a part of retirement benefits to its employees. There are separate provident funds for employees inducted from erstwhile Bank of Madura and Sangli Bank (other than those employees who have opted for pension), and for other employees of ICICI Bank. In-house trustees manage these funds. Each employee contributes 12.0% of his or her basic salary (10.0% for certain staff of erstwhile Bank of Madura and Sangli Bank) and ICICI Bank contributes an equal amount to the funds. The funds are invested according to rules prescribed by the Government of India.

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

11.	Provisions, contingent liabilities and contingent assets

The Group estimates the probability of any loss that might be incurred on outcome of contingencies on the basis of information available upto the date on which the consolidated financial statements are prepared. A provision is recognized when an enterprise has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. Provisions are determined based on management estimate required to settle the obligation at the balance sheet date, supplemented by experience of similar transactions. These are reviewed at each balance sheet date and adjusted to reflect the current management estimates. In cases where the available information indicates that the loss on the contingency is reasonably possible but the amount of loss cannot be reasonably estimated, a disclosure to this effect is made in the consolidated financial statements. In case of remote possibility neither provision nor disclosure is made in the consolidated financial statements. The Group does not account for or disclose contingent assets, if any.

12.	Cash and cash equivalents

Cash and cash equivalents include cash in hand; balances with Reserve Bank of India, balances with other banks and money at call and short notice.

13.	Investments

Investments of the Bank are accounted for in accordance with the extant Reserve Bank of India guidelines on investment classification and valuation as given below.

a)
All investments are classified into ‘Held to Maturity’, ‘Available for Sale’ and ‘Held for Trading’. Re-classifications, if any, in any category are accounted for as per the Reserve Bank of India guidelines.

Under each classification, the investments are further classified as (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures and (e) others.

b)
‘Held to Maturity’ securities are carried at their acquisition cost or at amortized cost, if acquired at a premium over the face value. Any premium over the face value of fixed rate and floating rate securities acquired is amortized over the remaining period to maturity on a constant yield basis and straight line basis respectively.

c)
‘Available for Sale’ and ‘Held for Trading’ securities are valued periodically as per Reserve Bank of India guidelines. Any premium over the face value of investments in government securities, classified as ‘Available for Sale’, is amortized over the remaining period to maturity on constant yield basis. Quoted investments are valued based on the trades / quotes on the recognized stock exchanges, subsidiary general ledger account transactions, price list of Reserve Bank of India or prices declared by Primary Dealers Association of India jointly with Fixed Income Money Market and Derivatives Association, periodically.

The market / fair value of unquoted government securities which are in the nature of SLR securities included in the ‘Available for Sale’ and ‘Held for Trading’ categories is as per the rates published by Fixed Income Money Market and Derivatives Association. The valuation of other unquoted fixed income securities wherever linked to the Yield-to-Maturity rates, is computed with a mark-up (reflecting associated credit risk) over the Yield-to-Maturity rates for government securities published by Fixed Income Money Market and Derivatives Association.

Unquoted equity shares are valued at the break-up value, if the latest balance sheet is available or at Re. 1 as per Reserve Bank of India guidelines.

Securities are valued scrip-wise and depreciation/appreciation aggregated for each category. Net appreciation in each category, if any, being unrealised, is ignored, while net depreciation is provided for.

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

f)	Repurchase and reverse repurchase transactions are accounted for in accordance with the extant Reserve Bank of India guidelines.

g)	Broken period interest on debt instruments is treated as a revenue item.

h)
At the end of each reporting period, security receipts issued by the asset reconstruction company are valued in accordance with the guidelines applicable to such instruments, prescribed by Reserve Bank of India from time to time. Accordingly, in cases where the cash flows from security receipts issued by the asset reconstruction company are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Bank reckons the net asset value, obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting year / period end.

i)	The Bank follows trade date method for accounting of its investments.

ii)
The Bank’s consolidated venture capital funds carry investments at fair values, with unrealised gains and temporary losses on investments recognized as components of investors’ equity and accounted for in the unrealised investment reserve account. The realised gains and losses on investments and units in mutual funds and unrealised gains or losses on revaluation of units in mutual funds are accounted for in the profit and loss account. Provisions are made in respect of accrued income considered doubtful. Such provisions as well as any subsequent recoveries are recorded through the profit and loss account. Subscription to/purchase of investments are accounted at the cost of acquisition inclusive of brokerage, commission and stamp duty. Bonus shares and right entitlements are recorded when such benefits are known. Quoted investments are valued on the valuation date at the closing market price. Quoted investments that are not traded on the valuation date but are traded during the two months prior to the valuation date are valued at the latest known closing price. An appropriate discount is applied where the asset management company considers it necessary to reflect restrictions on disposal. Quoted investments not traded during the two months prior to the valuation date are treated as unquoted. Unquoted investments are valued at their estimated fair values by applying appropriate valuation methods. Where there is a decline, other than temporary in the carrying amounts of investments, the resultant reduction in the carrying amount is charged to the profit and loss account during the period in which such decline is identified.

iii)
The Bank’s primary dealership and investment banking subsidiaries classify their its investments as short-term and trading or as long-term investments. The securities held with the intention of holding for short-term and trading are classified as stock-in-trade and are valued at lower of cost arrived at on weighted average basis, or market value. The securities acquired with the intention of holding till maturity or for a longer period are classified as long-term investments are carried at cost arrived at on weighted average basis. Appropriate provision is made for other than temporary diminution in the value of investments. Commission earned in respect of securities acquired upon devolvement is reduced from the cost of acquisition.

iv)
The Bank’s housing finance subsidiary classifies its investments as current investments and long-term investments. Investments that are readily realisable and intended to be held for not more than a year are classified as current investments, which are carried at the lower of cost or the market value. All other investments are classified as long-term investments, which are carried at cost. However, a provision for diminution in value is made to recognise any other than temporary decline in the value of investments. Costs such as brokerage, commission etc. paid at the time of acquisition of investments are included in the investment cost.

v)
The Bank’s United Kingdom and Canadian banking subsidiaries account for unrealised gain/loss, net of tax, on investment in ‘Available for Sale’ category directly in their reserves. Further, in the case of the Bank’s United Kingdom and Canadian banking subsidiaries, unrealised gain/loss on investment in ‘Held for Trading’ category is accounted directly in the profit and loss account.

vi)
In case of life and general insurance businesses, investments are made in accordance with the Insurance Act, 1938, the Insurance Regulatory and Development Authority (Investment) Regulations, 2000, and various other circulars/notifications issued by the Insurance Regulatory and Development Authority in this context from time to time.

In case of life insurance business, investments are stated at fair value being the last quoted closing price on the National Stock Exchange  (In case of securities not listed on National Stock Exchange, the last quoted closing price on the Bombay Stock Exchange is used). Mutual fund units as at the balance sheet date are valued at the previous day’s net asset values. Equity shares awaiting listing are stated at historical cost subject to provision for diminution, if any, in the value of such investment determined separately for each individual investment.

Unrealized gains/ losses arising due to changes in the fair value of listed equity shares and mutual fund units are taken to “Fair Value Change Account” and carried forward in the balance sheet.

In case of general insurance business, all debt securities including government securities and non convertible preference shares are considered as ‘held to maturity’ and accordingly stated at historical cost subject to amortization of premium or accretion of discount on a straight line basis over the holding/maturity period.

Listed equities and convertible preference shares as at the balance sheet date are stated at fair value, being the lowest of last quoted closing price on the National Stock Exchange  or Bombay Stock Exchange Limited.

Investments other than mentioned above are valued at cost.

The general insurance subsidiary assesses at each balance sheet date whether there is any indication that any investment in equity or units of mutual fund may be impaired. If any such indication exists, the carrying value of such investment is reduced to its recoverable amount and the impairment loss is recognized in the revenue(s)/profit and loss account. If at the balance sheet date there is any indication that a previously assessed impairment loss no longer exists, then such loss is reversed and the investment is restated to that extent.

The total proportion of investments for which subsidiaries have applied accounting polices different from the Bank as mentioned above approximate 21.07% of the total investments as on March 31, 2009.

14.	Provisions/write-offs on loans and other credit facilities

a)
All credit exposures, including overdues arising from crystallised derivative contracts, are classified as per Reserve Bank of India guidelines, into performing and non-performing assets. Further, non-performing assets are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by Reserve Bank of India.

In the case of corporate loans, provisions are made for sub-standard and doubtful assets at rates prescribed by Reserve Bank of India.

Loss assets and the unsecured portion of doubtful assets are provided / written off as per the extant Reserve Bank of India guidelines. Provisions on homogeneous retail loans, subject to minimum provisioning requirements of Reserve Bank of India, are assessed at a portfolio level on the basis of days past due. The Bank holds specific provisions against non-performing loans and general provision against performing loans. The assessment of incremental specific provisions is made after taking into consideration existing specific provision. The specific provisions on retail loans held by the Bank are higher than the minimum regulatory requirements.

b)	Provision on assets restructured / rescheduled is made in accordance with the applicable Reserve Bank of India guidelines on restructuring of advances by banks.

In respect of non-performing loan accounts subjected to restructuring, the account is upgraded to standard only after the specified period i.e. a period of one year after the date when first payment of interest or of principal, whichever is earlier, falls due, subject to satisfactory performance of the account during the period.

c)
Amounts recovered against debts written off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are recognized in the profit and loss account.

d)
In addition to the specific provision on non-performing assets, the Bank maintains a general provision on performing loans. The general provision covers the requirements of the Reserve Bank of India guidelines.

e)
In addition to the provisions required to be held according to the asset classification status, provisions are held for individual country exposures (other than for home country exposure). The countries are categorised into seven risk categories namely insignificant, low, moderate, high, very high, restricted and off-credit and provisioning is made on exposures exceeding 180 days on a graded scale ranging from 0.25% to 100%. For exposures with contractual maturity of less than 180 days, 25% of the above provision is required to be held. If the country exposure (net) of the Bank in respect of each country does not exceed 1% of the total funded assets, no provision is required on such country exposure.

f)
In the case of the Bank’s primary dealership subsidiary, the policy of provisioning against non-performing assets is as per the prudential norms prescribed by the Reserve Bank of India for non-banking financial companies. As per the policy adopted, the provisions against sub-standard assets are determined, taking into account management’s perception of the higher risk associated with the business of the company. Certain non-performing assets are considered as loss assets and full provision has been made against such assets.

g)
In the case of the Bank’s housing finance subsidiary, loans and other credit facilities are classified as per the National Housing Bank guidelines into performing and non-performing assets. Further, non-performing assets are classified into sub-standard, doubtful and loss assets based on criteria stipulated by National Housing Bank. Additional provisions are made against specific non-performing assets over and above what is stated above, if in the opinion of the management, increased provisions are necessary.

h)
In the case of the Bank’s overseas banking subsidiaries, loans are stated net of allowance for credit losses. Loans are classified as impaired when there is no longer reasonable assurance of the timely collection of the full amount of principal or interest. An allowance for credit losses is maintained at a level that management considers adequate to absorb identified credit related losses as well as losses that have been incurred but are not yet identifiable.

The total proportion of loans for which subsidiaries have applied accounting polices different from the Bank as mentioned above approximate 14.59% of the total loans as on March 31, 2009.

15.	Transfer and servicing of assets

The Bank transfers commercial and consumer loans through securitization transactions. The transferred loans are de-recognized and gains/losses are accounted for only if the Bank surrenders the rights to benefits specified in the underlying securitized loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the Reserve Bank of India guidelines for securitization of standard assets, with effect from February 1, 2006, the Bank accounts for any loss arising from securitization immediately at the time of sale and the profit / premium arising from securitization is amortized over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. In the case of loans sold to an asset reconstruction company the gain, if any, is ignored.

16.	Fixed assets and depreciation

Premises and other fixed assets are carried at cost less accumulated depreciation. Cost includes freight, duties, taxes and incidental expenses related to the acquisition and installation of the asset. Depreciation is charged over the estimated useful life of a fixed asset on a straight-line basis, the rates of depreciation for fixed assets are not lower than the rates prescribed in Schedule XIV of the Companies Act, 1956.

Depreciation on leased assets and leasehold improvements is recognized on a straight-line basis using rates determined with reference to the primary period of lease or rates specified in Schedule XIV of the Companies Act, 1956, whichever is higher.

Assets purchased/sold during the year are depreciated on a pro-rata basis for the actual number of days the asset has been put to use.

Items costing upto Rs. 5,000/- are depreciated fully over a period of 12 months from the date of purchase.

In case of revalued / impaired assets, depreciation is provided over the remaining useful life of the assets.

In case of the Bank’s life insurance subsidiary, intangible assets comprising software are stated at cost less amortisation. Significant improvements to software are capitalised while the insignificant improvements are charged off as software expenses. Software expenses, that are capitalised, are amortized on straight-line method over a period of four years from the date they are put to use, being management’s estimate of the useful life of such intangibles. Depreciation on furniture and fixtures is charged at the rate of 15% per annum.

In case of the Bank’s general insurance and housing finance subsidiaries, computer software is stated at cost less amortisation. Computer software including improvements is amortized over a period of five years, being management’s estimate of the useful life of such intangibles.

17.	Accounting for derivative contracts

The Group enters into derivative contracts such as foreign currency options, interest rate and currency swaps, credit default swaps and cross currency interest rate swaps.

The swap contracts entered to hedge on-balance sheet assets and liabilities are structured such that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and accounted pursuant to the principles of hedge accounting. Hedged swaps are accounted for on an accrual basis except in the case of the Bank’s United Kingdom and Canadian banking subsidiaries, where the hedging transactions and the hedged items (for the risks being hedged) are measured at fair value with changes recognized in the profit and loss account.

Foreign currency and rupee derivative contracts entered into for trading purposes are marked to market and the resulting gain/loss, (net of provisions, if any) is accounted for in the profit and loss account. Pursuant to Reserve Bank of India guidelines, any receivables under derivative contracts, which remain overdue for more than 90 days, are reversed through profit and loss account.

18.	Impairment of assets

Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with future net discounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is recognized by debiting the profit and loss account and is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

19.	Earnings per share

Basic earnings per share is calculated by dividing the net profit or loss for the year attributable to equity shareholders by the weighted average number of equity shares outstanding during the year.

Diluted earnings per share reflect the potential dilution that could occur if contracts to issue equity shares were exercised or converted during the year. Diluted earnings per equity share is computed using the weighted average number of equity shares and dilutive potential equity shares issued by the group outstanding during the year, except where the results are anti-dilutive.

20.	Lease Transactions

Lease payments for assets taken on operating lease are recognized as an expense in the profit and loss account over the lease term.

SCHEDULE 19: NOTES FORMING PART OF THE ACCOUNTS

A.	The following additional disclosures have been made taking into account the requirements of accounting standards and Reserve Bank of India guidelines in this regard.

1.    Earnings per share

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

The computation of earnings per share is given below:

Rupees in million, except per share data
	Year ended March 31, 2008	Year ended March 31, 2009
Basic
Weighted average no. of equity shares outstanding	1,055,591,068	1,113,129,213
Net profit	33,982.3	35,769.5
Basic earnings per share (Rs.)	32.19	32.13
Diluted
Weighted average no. of equity shares outstanding	1,062,103,167	1,115,328,034
Net profit	33,982.3	35,769.5
Diluted earnings per share (Rs.)	32.00	32.07
Normal value per share (Rs.)	10.00	10.00
The dilutive impact is mainly due to options granted to employees by the Group.

2.    Related party transactions

The Group has transactions with its related parties comprising of associates / other related entities and key management personnel and their relatives.

Associates / other related entities

Financial Information Networks & Operations Limited, I-Process Services (India) Private Limited, I-Solutions Providers (India) Private Limited, NIIT Institute of Finance, Banking and Insurance Training Limited, ICICI Venture Value Fund, Comm Trade Services Limited, Loyalty Solutions & Research Limited (upto March 31, 2008), Traveljini.com Limited (upto March 31, 2008), Contests2win.com India Private Limited1, Crossdomain Solutions Private Limited1, Transafe Services Limited1, Prize Petroleum Company Limited1, Firstsource Solutions Limited (Bank’s holding is 24.79% as on March 31, 2009), and ICICI Foundation for Inclusive Growth1

1.	With respect to entities, which have been identified as related parties during the year ended March 31, 2009, previous year’s comparative figures have not been reported.

Key management personnel

K.V. Kamath, Chanda D. Kochhar, V.Vaidyanathan, Madhabi Puri Buch1, Sonjoy Chatterjee2, K. Ramkumar3, Kalpana Morparia4, Nachiket Mor5.

Relatives of key management personnel

Rajalakshmi Kamath, Ajay Kamath, Ajnya Pai, Mohan Kamath, Deepak Kochhar, Arjun Kochhar, Aarti Kochhar, Mahesh Advani, Varuna Karna, Sunita R. Advani, Jeyashree V., V. Satyamurthy, V. Krishnamurthy,

K.Vembu, Dhaval Buch1, Kamal Puri1, Rama Puri1, Ameeta Chatterjee2, Somnath Chatterjee2, Tarak Nath Chatterjee2, R. Shyam3, R. Suchithra3, J. Krishnaswamy3.

1.	Transactions reported with effect from June 1, 2007 upto January 31, 2009.
2.	Transactions reported with effect from October 22, 2007
3.	Transactions reported with effect from February 1, 2009.
3.	Transactions reported upto May 31, 2007
4.	Transactions reported upto October 18, 2007

The following are the significant transactions of the Group with its associates/other related entities and key management personnel.

Rupees in million
		For the year ended March 31, 2009
Sr. No.	Particulars	Associates/ other related entities	Key Management personnel	Relatives of Key Management personnel	Total
1	Insurance services -premium received	207.0	0.3	..	207.3
2	Insurance services - claims paid	164.8	0.2	..	165.0
3	Fee income	140.6	0.6	..	141.2
4	Commission Income	7.5	..	..	7.5
5	Lease of premises and facilities	31.8	..	..	31.8
6	Secondment of employees	5.3	..	..	5.3
7	Redemption / Buyback and conversion of Investments by Group companies	59.0	..	..	59.0
8	Reimbursement of expenses	-	..	..	..
9	Brokerage and fee expense	1,790.7	..	..	1,790.7
10	Capital infusion	11.4			11.4
11	Interest expenses	19.3	2.5	1.3	23.1
12	Interest income	8.7	2.3	0.3	11.3
13	Other income	9.9	..	..	9.9
14	Dividend income	6.7	..	..	6.7
15	Purchase of fixed Assets	13.0	..	..	13.0
16	Dividend paid	..	10.2	..	10.2
17	Remuneration to whole time directors of ICICI Bank	..	91.7	..	91.7
18	Donations	417.8	..	..	417.8
19	Deposits with ICICI Bank	287.3	61.4	17.2	365.9
20	Advances	89.9	7.9	7.5	105.3
21	Investment of Group in related parties	1,598.1	..	..	1,598.1
22	Investment of related parties in ICICI Bank	..	9.3	..	9.3
23	Receivables	236.3	..	..	236.3
24	Payables	177.6	..	..	177.6
25	Guarantees	1,916.1	..	..	1,916.1
26	Employee stock options exercised	..	..	..	..
27	Employee stock options outstanding (Nos.)	..	3,318,125	..	3,318,125

The following are the significant transactions between the Group and its related parties for the year ended March 31, 2008.
Rupees in million
		For the year ending March 31, 2008
Sr. No.	Particulars	Associates/ other related entities	Key Management personnel	Relatives of Key Management personnel	Total
1	Insurance services -premium received	116.8	..	..	116.8
2	Insurance services - claims paid	94.3	..	..	94.3
3	fee income	107.4	..	..	107.4
4	Commission Income	7.4	..	..	7.4
5	Lease of premises and facilities	31.3	..	..	31.3
6	Secondment of employees	4.4	..	..	4.4

		For the year ending March 31, 2008
Sr. No.	Particulars	Associates/ other related entities	Key Management personnel	Relatives of Key Management personnel	Total
7	Redemption / Buyback and conversion of Investments by Group companies	26.8	..	..	26.8
8	Reimbursement of expenses	0.8	..	..	0.8
9	Brokerage and fee expense	2,595.1	..	..	2,595.1
10	Capital infustion	57.5	..	..	57.5
11	Interest expenses	27.4	..	..	27.4
12	Interest income	20.5	0.7	..	21.2
13	Other income	..	..	..	..
14	Dividend income	..		..	..
15	Dividend paid	..	15.0	..	15.0
16	Remuneration to whole time directors of ICICI Bank	..	90.3	..	90.3
17	Deposits with ICICI Bank	234.4	27.1	14.1	275.6
18	Advances	142.8	13.9	..	156.7
19	Investment of Group in related parties	1,869.7	..	..	1,869.7
20	Investment of related parties in ICICI Bank	..	8.6	0.5	9.1
21	Receivables	174.4	..	..	174.4
22	Payables	376.6	..	..	376.6
23	Guarantees	2,355.2	..	..	2,355.2
24	Employee stock options exercised	..	138.1	..	138.1
25	Employee stock options outstanding (Nos.)	..	2,860,625	..	2,860,625

Related party balances

The following balances represent the maximum balance payable to/receivable from key management personnel during the year ended March 31, 2009.

Rupees in million
Sr. No.	Particulars	Key management personnel	Relatives of key management personnel	Total
1.	Deposits	123.7	38.3	162.0
2.	Advances	63.6	7.6	71.2
3.	Investments	9.3	..	9.3

The following balances represent the maximum balance payable to/receivable from key management personnel during the year ended March 31, 2008.
Rupees in million
Sr. No.	Particulars	Key management personnel	Relatives of key management personnel	Total
1.	Deposits	71.4	22.5	93.9
2.	Advances	28.1	..	28.1
3.	Investments	10.8	1.6	12.4

3.    Employee stock option scheme (Scheme)

In terms of the Scheme, as amended, the maximum number of options granted to any eligible employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the eligible employees shall not exceed 5% of the aggregate number of the issued equity shares of the Bank on the date(s) of the grant of options. Under the stock option scheme, options vest in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of grants vesting each year, commencing from the end of 12 months from the date of grant. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later.

In terms of the scheme 18,992,504 options (March 31, 2008: 15,638,152 options) granted to eligible employees were outstanding at March 31, 2009.

As per the scheme, the exercise price of ICICI Bank’s options is the last closing price on the stock exchange, which recorded highest trading volume preceding the date of grant of options. Hence, there is no compensation cost for the year ended March 31, 2008 based on intrinsic value of options. However, if ICICI Bank had used the fair value of options based on the Black-Scholes model, compensation cost for the year ended March 31, 2009 would have been higher by Rs. 1,411.7 million and proforma profit after tax would have been Rs. 36,169.6 million. On a proforma basis, ICICI Bank’s basic and diluted earnings per share would have been Rs. 32.49 and Rs. 32.43 respectively. The key assumptions used to estimate the fair value of options granted during the year ended March 31, 2009 are given below:

Risk-free interest rate	7.62% to 9.24%
Expected life	2-6.4 years
Expected volatility	38.90% to 45.23%
Expected dividend yield	1.20% to 3.57%

The weighted average fair value of options granted during the year ended March 31, 2009 is Rs. 331.19.

A summary of the status of the Bank’s stock option plan is given below:

Rupees, except number of options
	Stock options outstanding
	Year ended March 31, 2008		Year ended March 31, 2009
Particulars	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	13,187,783	442.50	15,638,152	596.32
Add: Granted during the year	4,956,300	938.41	5,640,500	912.30
Less: Lapsed during the year	1,037,218	582.51	1,723,001	737.40
Exercised during the year[1]	1,468,713	379.34	563,147	336.96
Outstanding at the end of the year	15,638,152	596.32	18,992,504	685.05
Options exercisable	3,272,292	411.89	7,188,420	496.10
1. Excludes options exercised by employees in respect of which equity shares are pending allotment.

A summary of stock options outstanding as on March 31, 2009 is given below:

Range of exercise price (Rupees per share)	Number of shares arising out of options (Number of shares)	Weighted average exercise price (Rupees)	Weighted average remaining contractual life (Number of years)
105-299	136,682	150.53	2.79
300-599	9,384,822	451.17	6.34
600-999	9,403,000	923.15	8.61
1,000-1,399	68,000	1,114.57	8.65

The options were exercised regularly throughout the year and weighted average share price at the date of exercise of options as per National Stock Exchange price volume data during the year ended March 31, 2009 was Rs.723.55 (March 31, 2008: Rs. 1,044.02).

The Finance Act 2007 introduced Fringe Benefit Tax (“FBT”) on employee stock options. The FBT liability crystallizes on the date of exercise of stock options by employees and is computed based on the difference between fair market value of the equity shares on the date of vesting and the exercise price. As per the Scheme, FBT of Rs. 81.9 million (March 31, 2008: Rs. 226.7 million) has been recovered from the employees on 563,147 (March 31, 2008: 1,468,713) stock options exercised during the year ended March 31, 2009.

ICICI Prudential Life Insurance Company Limited has formulated six employee stock option schemes, namely “Founder I”, “FY 2004-05 scheme”, “FY 2005-06 scheme”, ”FY 2006-07 scheme” and “Founder option II” and “2007-08”.

For ICICI Prudential Life Insurance Company Limited there is no compensation cost for the year ended March 31, 2009 based on intrinsic value of options. If the entity had used the fair value of options based on the Black-Scholes model, compensation cost for the year ended March 31, 2009 would have been higher by Rs. 359.0 million. The key assumptions used to estimate the fair value of options are given below:

Risk-free interest rate	6.87% - 8.00%
Expected life	3-5 years
Expected volatility	28.65%
Expected dividend yield	1.50%

A summary of the status of the stock option plan of ICICI Prudential Life Insurance Company Limited is given below:
Rupees, except number of options
	Stock options outstanding
	Year ended March 31, 2008		Year ended March 31, 2009
Particulars	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	7,279,964	58.17	12,684,277	94.61
Add: Granted during the year	7,004,675	130.00	6,074,000	400.00
Less: Forfeited / lapsed during the year	1,464,563	86.02	1,005,695	244.04
Exercised during the year[1]	135,799	59.08	1,143,570	58.72
Outstanding at the end of the year	12,684,277	94.61	16,609,012	199.72
Options exercisable	2,030,765	51.30	2,920,138	71.27
1. Excludes options exercised by employees in respect of which equity shares are pending allotment.

A summary of stock options outstanding as on March 31, 2009 is given below:

Range of exercise price (Rupees per share)	Number of shares arising out of options (Number of shares)	Weighted average exercise price (Rupees)	Weighted average remaining contractual life (Number of years)
30-400	16,609,012	199.72	7

As per the Scheme, FBT of Rs. 114.0 million (March 31, 2008: Rs. 3.2 million) has been recovered from the employees on 1,143,570 (March 31, 2008: 135,799) stock options exercised during the year ended March 31, 2009.

ICICI Lombard General Insurance Company Limited has granted stock options to employees. If the entity would have estimated fair value computed on the basis of Black Scholes pricing model, compensation cost for the year ended March 31, 2009 would have been higher by Rs. 172.0 million.

Risk-free interest rate	6.39% - 8.17%
Expected life	3 – 7 years
Expected volatility	17.00% - 29.00%
Expected dividend yield	0.80% - 2.85%

The key assumptions used to estimate the fair value of options are given below:

A summary of the status of the stock option plan of ICICI Lombard General Insurance Company Limited is given below:

Rupees, except number of options
	Stock options outstanding
	Year ended March 31, 2008		Year ended March 31, 2009
Particulars	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	7,390,776	37.91	12,378,256	48.00
Add: Granted during the year	5,625,000	60.00	5,050,000	200.00
Less: Forfeited / lapsed during the year	487,280	37.07	2,246,266	96.69
Exercised during the year[1]	150,240	36.23	783,828	39.20
Outstanding at the end of the year	12,378,256	48.00	14,398,162	94.19
Options exercisable	1,478,820	37.43	1,250,394	61.86
1. Excludes options exercised by employees in respect of which equity shares are pending allotment.

A summary of stock options outstanding as on March 31, 2009 is given below:

Range of exercise price (Rupees per share)	Number of shares arising out of options (Number of shares)	Weighted average exercise price (Rupees)	Weighted average remaining contractual life (Number of years)
35 – 200	14,398,162	94.19	8.79

As per the Scheme, FBT of Rs. 16.5 million (March 31, 2008: Rs. 0.8 million) has been recovered from the employees on 783,828 (March 31, 2008: 150,240) stock options exercised during the year ended March 31, 2009.

If the Group had used the fair value of options based on the Black-Scholes model, the compensation cost in year ended March 31, 2009 would have been higher by Rs. 1,828.4 million and the proforma consolidated profit after tax would have been Rs. 33,944.1 million. On a proforma basis, the Group’s basic and diluted earnings per share would have been Rs. 30.49 and Rs. 30.43 respectively.

4.     Fixed Assets

Fixed assets include software acquired by the Group. The movement in software is given below:

Rupees in million
Particulars	As on March 31, 2008	As on March 31, 2009
At cost as on March 31 of preceding year	4,101.4	5,631.8
Additions during the year	1,533.5	1,329.7
Deductions during the year	(3.1)	(54.8)
Depreciation / amortization to date	(3,470.7)	(4,385.1)
Net Block	2,161.1	2,521.6

5.     Assets on lease

5.1   Assets taken under operating lease

The details of future rentals payable on operating leases are given below:
Rupees in million
Period	As on March 31, 2008	As on March 31, 2009
Not later than one year	1,476.6	1,896.0
Later than one year and not later than five years	4,310.4	4,904.4
Later than five years	438.9	1,730.9
Total	6,225.9	8,531.3

5.2  Assets under finance lease

The details of finance leases are given below:
Rupees in million
Period	As on March 31, 2008	As on March 31, 2009
Total of future minimum lease receipts	353.7	184.1
Present value of lease receipts	325.6	174.8
Un-matured finance charges	28.1	9.3
Maturity profile of future minimum lease receipts
- Not later than one year	213.3	176.4
- Later than one year and not later than five years	140.4	7.7
- Later than five years	..	..
Total	353.7	184.1

5.3   Maturity profile of present value of lease rentals

The details of maturity profile of present value of finance lease receipts are given below:

Rupees in million
Period	As on March 31, 2008	As on March 31, 2009
Not later than one year	193.0	167.3
Later than one year and not later than five years	132.6	7.5
Later than five years	..	..
Total	325.6	174.8

6.     Early retirement option

The Bank had implemented in July 2003 an Early Retirement Option Scheme 2003 for its employees. All employees who had completed 40 years of age and seven years of service with the Bank (including period of service with entities amalgamated with the Bank) were eligible for the early retirement option scheme.

The ex-gratia payments under early retirement option scheme, termination benefits and leave encashment in excess of the provision made (net of tax benefits), aggregating to Rs. 1,910.0 million has been amortized over a period of five years commencing August 1, 2003  (the date of retirement of employees exercising the option being July 31, 2003).

On account of the above early retirement option scheme, an amount of Rs. 118.0 million (March 31, 2008: Rs. 384.0 million) has been charged to revenue being the proportionate amount amortized during the year ended March 31, 2009.

7.    Preference shares

Certain government securities amounting to Rs. 2,356.6 million  (March 31, 2008: Rs. 2,331.8 million) have been earmarked against redemption of preference share capital, which falls due for redemption on April 20, 2018, as per the original issue terms.

8.     Staff retirement benefits

Reconciliation of opening and closing balance of the present value of the defined benefit obligation for pension and gratuity benefits of the Group is given below:

             Rupees in million
Particulars	Year ended March 31, 2008		Year ended March 31, 2009
	Pension	Gratuity	Pension	Gratuity
Defined benefit obligation liability
Opening obligations	1,029.4	1,352.2	1,678.1	2,287.2
Add: Addition due to amalgamation	1,807.4	506.6	..	0.9
Service cost	54.0	384.9	62.5	480.6
Interest cost	230.7	153.6	146.6	231.8
Actuarial (gain) / loss	(172.3)	(32.9)	484.8	96.7
Past service cost	..	115.5	..	13.2
Transitional obligation/ (Asset)	..	(0.2)	..
Liability assumed on Acquisition / (Settled on Divestiture)	..	..	..	(10.7)
Liabilities extinguished on settlement	(1,071.0)	..	(364.2)	28.8
Exchange difference on foreign plans				6.4
Benefits paid	(200.1)	(191.2)	(75.6)	(321.1)
Obligations at the end of the year	1,678.1	2,288.5	1,932.2	2,813.8

Opening plans assets, at fair value	988.5	1,011.3	1,490.1	1,712.6
Add: Addition due to amalgamation	584.8	73.1	..	..
Expected return on plan assets	115.8	84.2	117.4	146.1
Actuarial gain / (loss)	(118.0)	(4.0)	144.8	(149.3)
Assets distributed on settlement	(1,145.2)	..	(395.8)	..
Contributions	1,264.3	739.2	864.4	1,115.3
Liability assumed on Acquisition / (Settled on Divestiture)
Benefits paid	(200.1)	(191.2)	(75.6)	(321.1)
Assets acquired on acquition /(distributed on divestiture)	..	..		18.1
Closing plan assets at fair value	1,490.1	1,712.6	2,145.3	2,521.7
Fair value of plan assets at the end of the year	1,490.1	1,712.6	2,145.3	2,521.7
Present value of the defined benefit obligations at the end of the year	1,678.1	2,288.5	1,932.2	2,813.8
Amount not recognized as an asset (limit in para 59(b) of Accounting Standard (AS) 15 – “Employee Benefits” )	..	15.7	51.2	7.4
Asset / (liability)	(188.0)	(560.2)	161.9	(284.7)

Cost for the period
Service cost	54.0	384.9	62.5	480.6
Interest cost	230.7	153.6	146.6	231.8
Expected return on plan assets	(115.8)	(84.2)	(117.4)	(146.1)
Actuarial (gain) / loss	(54.3)	(28.9)	340.0	246.0
Past service cost	..	99.9		13.6
Exchange fluctuation loss / (gain)	..	..	..	6.4
Effect of the limit in para 59(b) of Accounting Standard (AS) 15 – “Employee Benefits”			51.2	7.9
Transitional obligation/ (Asset)	..	(0.2)		..
Curtailments & settlements (gain)/loss	74.2	..	31.6	..
Net cost	188.8	525.1	514.5	840.2

Investment details of plan assets
Majority of the plan assets are invested in government securities and corporate bonds
Assumptions
Interest rate	8.57%	7.50%-8.57%	6.85%	5.50% - 7.55%
Salary escalation rate	7.00%	7.00%-20.00%	7.00%	6.00% - 20.00%
Estimated rate of return on plan assets	8.00%	7.50%-8.50%	8.00%	7.50% - 8.00%

Majority of the plan assets are invested in insurer managed funds and special deposit schemes. The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

The guidance on implementing Accounting Standard 15, Employee Benefits (revised 2005) issued by the Accounting Standards Board (ASB) provides that exempt provident funds, which require employers to meet the interest shortfall, are in effect defined benefit plans. The Bank’s actuary has informed that it is not practicable to actuarially determine the interest shortfall obligation.

9.     Provision for income tax

The provision for income tax (including deferred tax and fringe benefit tax) for the year ended March 31, 2009 and for the year ended March 31, 2008 amounted to Rs. 15,859.3 million and Rs. 11,066.8 million respectively.

The Group has a comprehensive system of maintenance of information and documents required by transfer pricing legislation under section 92-92F of the Income Tax Act, 1961.  The management is of the opinion that all international transactions are at arm’s length hence the above legislation will does not have material impact on the financial statements.

10.  Deferred tax

As on March 31, 2009, the Group has recorded net deferred tax asset of Rs. 25,184.0 million   (March 31, 2008: Rs. 17,280.5 million), which has been included in other assets.

Rupees in million
Particulars	As on March 31, 2008	As on March 31, 2009
Deferred tax asset
Provision for bad and doubtful debts	18,395.7	22,037.1
Capital loss	..	131.4
Others	4,074.3	5,697.6
Total deferred tax asset	22,470.0	27,866.1
Less: Deferred tax liability
Depreciation on fixed assets	6,239.8	5,494.8
Others	75.2	109.3
Total deferred tax liability	6,315.0	5,604.1
Add: Net deferred tax asset pertaining to foreign branches / subsidiaries	1,125.5	2,922.0
Total net deferred tax asset / (liability)	17,280.5	25,184.0

During the year ended March 31, 2009, the Bank has recorded a deferred tax asset on carry forward capital losses as based on its firm plans it is virtually certain that sufficient future taxable capital gains will be available against which the capital loss can be set off.

As on March 31, 2009 ICICI Wealth Management Inc. and ICICI Bank Canada have recorded deferred tax assets on carry forward unabsorbed losses amounting to Rs. 32.7 million (March 31, 2008: Rs. 16.1 million) and Rs. Nil (March 31, 2008: Rs. 685.6 million) respectively based on the virtual certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised.

In the case of the life and general insurance subsidiaries, deferred tax asset has been recorded on carry forward unabsorbed losses amounting to Rs. 3,180.8 million as on March 31, 2009 (March 31, 2008: Rs. 2,170.8 million) and Rs. 353.1 million as on March 31, 2009 (March 31, 2008: Rs. Nil) respectively.

11.  Information about business and geographical segments

A.    Business segments for the year ended March 31, 2009

During the quarter ended June 30, 2008, a new business segment viz. “Venture fund management” had been identified for the purpose of consolidated segment reporting as the result of this segment exceeded the threshold limits for identifying reportable segment as set out in Accounting Standard 17 on ‘Segment Reporting’ issued by the Institute of Chartered Accountants of India. Though the results of this segment does not exceed the threshold for identifying reportable segment for the year ended March 31, 2009, the segment has been disclosed as a reportable segment in accordance with Accounting Standard 17 on ‘Segment Reporting’ issued by the Institute of Chartered Accountants of India.

Pursuant to the guidelines issued by the Reserve Bank of India vide its circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on enhanced disclosure on "Segmental Reporting" which is effective from the year ended March 31, 2008, consolidated segmental report has been presented as follows:

1.
Retail Banking includes exposures of ICICI Bank Limited which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in the Basel Committee on Banking Supervision document "International Convergence of Capital Measurement and Capital Standards", as per the Reserve Bank of India guidelines for the Bank.

2.
Wholesale Banking includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under the "Retail Banking" segment, as per the Reserve Bank of India guidelines for the Bank.

3.	Treasury includes the entire investment portfolio of the Bank, ICICI Eco-net Internet and TechnologyFund, ICICI Equity Fund, ICICI Emerging Sectors Fund and ICICI Strategic Investments Fund.

4.
Other Banking business includes hire purchase and leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC, ICICI Bank Canada and its subsidiary, namely, ICICI Wealth Management Inc. and ICICI Bank Eurasia LLC.

5.	Life Insurance represents ICICI Prudential Life Insurance Company Limited.

6.	General Insurance represents ICICI Lombard General Insurance Company Limited.

7.	Venture fund management represents ICICI Venture Funds Management Company Limited.

8.
Others includes ICICI Home Finance Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Property Trust (Upto September 30, 2007), ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, TCW/ICICI Investment Partners LLC., TSI Ventures (India) Private Limited (Upto March 31, 2008), ICICI Kinfra Limited, ICICI West Bengal Infrastructure Development Corporation Limited, Loyalty Solutions & Research Limited (with effect from June 30, 2008) and I-Ven Biotech Limited (with effect from March 31, 2009).

Income, expenses, assets and liabilities are either specifically identified with individual segments   or are allocated to segments on a systematic basis.

All liabilities are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirements

The business segment results for the year ended March 31, 2009 on this basis are given below.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Accounts (Continued)

Rupees in million
Sr. No	Particulars	Retail banking	Wholesale banking	Treasury		Other banking business		Life insurance		General insurance		Venture fund management		Others		Inter segment adjustment	Total
1	Revenue	230,152.1	248,077.1	297,421.3		45,280.9		165,074.3		26,624.0		3,456.5		32,160.0		(406,715.4)	641,530.8
2	Segment results	580.5	34,133.1	13,069.4		6,079.1		(8,595.6)		2.7		2,020.8		5,893.5		(3,500.0)	49,683.5
3	Unallocated expenses																-
4	Income tax expenses (net)/ (net deferred tax credit)																15,889.3
5	Net profit [1] (2) - (3) - (4)																33,794.2
	Other information
6	Segment assets	958,656.7	1,357,062.5	1,397,053.4		660,402.9		336,670.8		53,464.4		2,706.2		178,395.0		(191,380.4)	4,753,031.5
7	Unallocated assets[2]																73,878.2
8	Total assets (6) + (7)																4,826,909.7
9	Segment liabilities	1,117,555.2	1,111,564.6	1,526,005.7	[3]	657,432.0	[3]	339,864.4	[3]	54,455.1	[3]	2,734.7	[3]	180,537.0	[3]	(191,380.4)	4,798,768.3
10	Unallocated liabilities																28,141.4
11	Total liabilities (9) + (10)																4,826,909.7
12	Capital expenditure	4,224.2	1,264.2	3.3		514.0		854.5		692.3		114.0		715.0		(10.8)	8,370.7
13	Depreciation & amortization	3,628.6	1,027.3	4.7		2,259.6		554.1		264.4		13.2		314.9		-	8,066.8
1.      Includes share of net profit of minority shareholders.
2.      Includes assets which cannot be specifically allocated to any of the segments, tax paid in advance / tax deducted at source (net), deferred tax asset (net).
3.      Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements
The business segment results for the year ended March 31, 2008 are as follows:

Rupees in million
Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury		Other banking business		Life insurance		General insurance		Venture fund management		Others		Inter-segment adjustments	Total
1	Revenue	244,185.4	249,493.5	293,265.0		28,152.4		143,968.3		22,061.9		2,715.4		24,372.6		(407,683.7)	600,530.8
2	Segment results	9,472.4	35,746.8	5,366.4		1,489.5		(15,141.8)		1,302.2		1,271.2		6,552.1		(3,809.4)	42,249.4
3	Unallocated expenses																--
4	Income tax expenses (net)/(net deferred tax credit)																11,096.8
5	Net profit [1] (2) - (3) - (4)																31,152.6
	Other information
6	Segment assets	1,112,510.1	1,263,992.0	1,541,804.3		559,258.3		297,475.4		37,247.2		2,505.9		120,270.1		(138,628.3)	4,796,435.0
7	Unallocated assets[2]																59,730.9
8	Total assets (6) + (7)																4,856,165.9
9	Segment liabilities	1,152,965.5	1,378,224.6	1,443,059.0	[3]	554,908.1	[3]	299,603.1	[3]	37,716.2	[3]	2,649.9	[3]	121,372.3	[3]	(138,628.3)	4,851,870.4
10	Unallocated liabilities																4,295.5
11	Total liabilities (9) + (10)																4,856,165.9
12	Capital expenditure	6,430.8	1,364.6	8.5		765.3		1,169.1		508.3		86.4		570.3		-	10,903.3
13	Depreciation & amortization	2,836.8	889.1	5.3		2,165.0		278.3		211.1		173.6		234.9		-	6,794.1

1.	Includes share of net profit of minority shareholders.
2.	Includes assets which cannot be specifically allocated to any of the segments, tax paid in advance/tax deducted at source (net), deferred tax asset (net).
3.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

B.    Geographical segments

The Group has reported its operations under the following geographical segments for the year ended March 31, 2009:

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

Geographical segment results are given below:
Rupees in million
Revenue [1]	For the year ended March 31, 2008	For the year ended March 31, 2009
Domestic operations	572,499.1	593,293.4
Foreign operations	28,031.7	48,237.4
Total	600,530.8	641,530.8
1.	Gains and losses on offsetting transactions are accounted for separately in domestic and foreign segments respectively and not netted off.

Rupees in million
Assets	As on March 31, 2008	As on March 31, 2009
Domestic operations	4,270,982.8	4,118,708.7
Foreign operations	525,452.2	643,540.6
Total	4,796,435.0	4,762,249.3
Note: 1. Segment assets do not include tax paid in advance / tax deducted at source (net) and deferred tax asset (net).

Rupees in million
	Capital expenditure incurred during the year ended		Depreciation provided on capital expenditure during the year ended
	March 31, 2008	March 31, 2009	March 31, 2008	March 31, 2009
Domestic operations	10,584.8	7,892.4	6,674.0	7,924.0
Foreign operations	318.5	478.3	120.1	142.8
Total	10,903.3	8,370.7	6,794.1	8,066.8

12.  Penalties/fines imposed by Reserve Bank of India and other banking regulatory bodies

There were no penalties imposed by Reserve Bank of India during the year ended March 31, 2009 (March 31, 2008: Rs. Nil).

Central Bank of Sri Lanka has imposed a penalty of LKR 865 (Rs. 400) during the year ended March 31, 2009 (March 31, 2008: Rs. Nil), on the Bank’s Sri Lanka Branch for breach on the maintenance of the Statutory Reserve Requirement ..

The Office of Superintendent of Financial Institutions had imposed penalties on ICICI Bank Canada of CAD 18,250 (Rs. 0.7 million) under its Late and Erroneous Filing Penalty framework in relation to late submission of certain corporate and financial returns during the year ended March 31, 2008.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Central Bank of the Russian Federation (CBR) inspected the main office of ICICI Bank Eurasia LLC. (IBEL) in Balabanovo, Kaluga region between October 15 and October 17, 2007. The inspection covered the area of reflecting the correct amount of liabilities in the books in December 2007.

As a result of the inspection, it was found that the main office in Balabanovo had violated CBR requirements and consequently, on October 31, 2007, IBEL received a prescription dated October 26, 2007 bearing No. 11-40DSP/5294 from CBR which specified that as on October 01, 2007, IBEL had understated the amount of foreign exchange liabilities by RUB 288,000 which resulted in underestimation of provisions by RUB 9,000. IBEL was fined RUB 10 (Rs. 15.97) for the above violation of regulatory requirements during the year ended March 31, 2008.

13.   Small and Micro Industries

Under the Micro, Small and Medium Enterprises Development Act, 2006 which came into force from October 2, 2006, certain disclosures are required to be made relating to Micro, Small and Medium enterprises. There have been no reported cases of delays in payments to micro and small enterprises or of interest payments due to delays in such payments.

14.   Farm loan waiver

The Ministry of Finance, Government of India has issued guidelines for the implementation of the Agricultural debt waiver and relief scheme for farmers on May 23, 2008. The Bank has implemented the scheme as per guidelines issued by Reserve Bank of India vide circular no. DBOD No. BP.BC.26/21.04.048/2008-09 dated July 30,on “Agriculture Debt Waiver and Debt Relief Scheme, 2008 – Prudential norms on income recognition, asset classification and provisioning and Capital Adequacy”.

Pursuant to the scheme an aggregate amount of Rs. 2,666.7 million has been waived which is recoverable from Government of India. Out of the above, an amount of Rs. 773.0 million has been received by March 31, 2009 and balance of Rs. 1,893.7 million is receivable in future.

15.   Credit derivative instruments

Group deals in credit derivative instruments including credit default swaps, credit linked notes, collateralised debt obligations and the principal protected structures. The notional principal amount of these credit derivatives outstanding at March 31, 2009 was Rs. 33,703.4 million (March 31, 2008: Rs. 27,067.6 million) in funded instruments and Rs. 38,712.6 million (March 31, 2008: Rs. 58,597.9 million) in non-funded instruments which includes Rs. 253.6 million (March 31, 2008: Rs. 200.6 million) of protection bought by the Group. As on March 31, 2009, the total outstanding mark-to-market position of the above portfolio was a loss of Rs. 6,327.3 million (March 31, 2008: Rs. 7,914.2 million). The profit and loss impact on the above portfolio on account of mark-to-market and realised losses during the year ended March 31, 2009 was a loss of Rs. 3,640.5 million (March 31, 2008: Rs. 8,879.8 million).

16.   Reclassification of investments in ICICI Bank UK

In October 2008, the UK Accounting Standards Board amended FRS 26 on ‘Financial Instruments: Recognition and Measurement’ and permitted reclassification of  financial assets in certain circumstances from the ‘held for trading (HFT)’ category to the ‘available for sale (AFS)’ category, ‘held for trading (HFT)’

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements category to the ‘loans and receivables’ category and from the AFS category to the ‘loans and receivables’ category.

Pursuant to these amendments, during the year ended March 31, 2009, ICICI Bank UK has transferred certain assets with fair value of Rs. 34,028.0 million (USD 670.9 million) from the HFT category to the AFS category, certain assets of fair value Rs. 116.7 million (USD 2.3 million) from held for trading to loans and receivables and certain assets with fair value of Rs. 20,394.5 million (USD 402.1 million) from the AFS category to the loans and receivable category.

If these reclassifications had not been made, the Bank’s pre-tax profit would have reduced by Rs. 2,448.8 million (USD 53.3 million) (expense on financial instruments fair value through profit and loss would have increased by Rs. 2,687.7 million (USD 58.5 million), and net interest income reduced by Rs. 238.9 million (USD 5.2 million)) and the Bank’s pre-tax losses in available for sale reserve would have increased by Rs. 532.6 million (USD 10.5 million).

17.  Scheme support expenses of ICICI Prudential Asset Management Company Limited

Other expenditure in Schedule 16– “Operating expenses”of the financial statements includes scheme support expense of Rs 920.1 million of ICICI Prudential Asset Management Company Limited. The Scheme support expense consists of support given to Fixed Maturity Plans of Rs. 26.8 million towards yield shortfall, money market scheme of Rs. 55.2 million towards liquidity crisis management and equity funds of Rs. 838.2 million as a compensation against diminution in value of certain investments.

18.  Liquidity options to employees of ICICI Prudential Life Insurance Company Limited and to employees of ICICI Lombard General Insurance Company Limited

ICICI Bank and Prudential Plc have approved a scheme of liquidity to be provided to the employee stock option holders of ICICI Prudential Life Insurance Company to the extent of shares exercised against options vested on or before March 31, 2007, aggregating to a maximum of 2.5 million shares. The shares would be bought at a price determined by an independent external valuation of the shares and would be in line with the grant price for new stock options being granted. The shares would be bought by the joint venture partners from the employee stock option holders in the proportion of their share holding. During the year ended March 31, 2009, ICICI Bank has purchased 1,704,062 shares (March 31, 2008: Nil) of ICICI Prudential Life Insurance Company pursuant to this scheme.

Similarly, ICICI Bank and Fairfax Financials Holdings Limited, Canada have approved a scheme of liquidity to be provided to the employee stock option holders of ICICI Lombard General Insurance Company to the extent of shares exercised against options vested on or before March 31, 2007, aggregating to a maximum of 1.1 million shares. The shares would be bought at a price determined by an independent external valuation of the shares and would be in line with the grant price for new stock options being granted. The shares would be bought by the joint venture partners from the employee stock option holders in the proportion of their share holding. During the year ended March 31, 2009, ICICI Bank has purchased 442,950 shares (March 31, 2008: Nil) of ICICI Lombard General Insurance Company pursuant to this scheme.

19.  Additional Disclosure

Additional statutory information disclosed in separate financial statements of the parent and subsidiaries having no material bearing on the true and fair view of the consolidated financial statements and the information pertaining to the items which are not material have not been disclosed in the consolidated financial statements.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

20.  Comparative figures

Previous year figures have been regrouped/reclassified, where necessary, to conform to current period classification.

ICICI Bank Limited and subsidiaries Schedules forming part of the Consolidated Financial Statements

B. Additional Notes

1.	Reserves

Balance in profit and loss account: Represents the balance of profit after appropriations.

Statutory reserves: Represents reserves created as a percentage of the net profit before any other appropriation as required by the Banking Regulation Act, 1949. Every banking company in India is currently required to transfer not less than 25% of the net profit (before appropriations) to the “statutory reserves”.

Capital reserves: Represents amount of gains on sale of securities classified as held to maturity, net of tax and transfer to statutory reserves.

Securities premium: Represents amount of premium received on issue of share capital, net of expenses incurred on issue of shares.

Special reserve: Represents reserves maintained under the Income Tax Act, 1961 to avail tax benefits.

Foreign currency translation reserve: Represents exchange differences on translation of financial statements of non-integral foreign operations.

Revenue and other reserves: Represents any reserve available for distribution, other than capital reserves and includes all reserves other than those separately classified.

Unrealized investment reserve: Represents unrealized gains/losses on venture capital investments.

Reserve fund: Represents appropriation of 5% of net profit by Sri Lanka branch to meet the requirements of Section 20 of Sri Lankan Banking Act No 30 of 1988.

2.	Deposits

Deposits include demand deposits, which are non-interest-bearing, and savings and time deposits, which are interest bearing.

The following table sets forth the residual contractual maturities of time deposits at March 31, 2009.

Rupees in million
Deposits maturing during the year ended March 31,
2010	1,639,359.4
2011	99,785.3
2012	73,019.4
2013	39,203.4
2014	27,440.8
Thereafter	1,968.5
Total time deposits	1,880,776.8

As of March 31, 2009, the aggregate of time deposits with individual balances greater than Rs. 5.0 million was Rs. 1,349,099.0 million (March 31, 2008: Rs. 1,597,270.2 million).

ICICI Bank Limited and subsidiaries Schedules forming part of the Consolidated Financial Statements

3.	Long-term debt

Long-term debt represents debt with an original contractual maturity of greater than one year. Maturity distribution is based on contractual maturity or the date at which the debt is callable at the option of the holder, whichever is earlier. A portion of the long-term debt bears a fixed rate of interest. Interest rates on floating-rate debt are generally linked to the London Inter-Bank Offer Rate (‘LIBOR’) or similar money market rates. The segregation between fixed-rate and floating-rate obligations is based on the contractual terms.

The following table sets forth a listing of long-term debt at March 31, 2009, by maturity and interest rate profile.
Rupees in million
	Fixed-rate obligations	Floating-rate obligations	Total
Long-term debt maturing during the year ended March 31,
2010	85,321.1	31,046.7	116,367.8
2011	94,522.9	101,750.5	196,273.4
2012	88,430.0	44,901.9	133,331.9
2013	84,905.3	32,015.1	116,920.4
2014	99,043.5	5,638.4	104,681.9
Thereafter	189,755.2	129,365.9	319,121.1
Total	641,978.0	344,718.5	986,696.5

Debt aggregating Rs. 32,278.1 million (March 31, 2008: Rs. 30,817.9 million) is guaranteed by the Government of India (GOI). Long-term debt is denominated in various currencies. As of March 31, 2009, long-term debt comprises Indian rupee debt of Rs. 362,574.4 million (March 31, 2008: Rs. 286,686.5 million) and foreign currency debt of Rs. 624,121.9 million (March 31, 2008: Rs. 597,154.5 million).

Indian rupee debt

The following tables set forth, for the periods indicated a listing of major categories of Indian rupee debt.

Rupees in million
	At March 31, 2009
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)

Bonds issued to institutional /individual investors	242,582.3	9.5%	4.9% to 14.4%	6.1
Bonds eligible for statutory reserve requirements (1)	11,755.0	11.6%	11.5% to 12.0%	1.6
Borrowings from GOI	1,075.4	12.3%	12.0% to 13.0%	1.5
Refinance from financial institutions	39,327.6	9.6%	5.5% to 12.7%	1.6
Borrowings from other banks	41,140.5	12.7%	5.5% to 15.0%	1.8
Fixed deposits	26,693.6	10.8%	7.5% to 12.5%	1.5
Total .	362,574.4	9.9%		4.6

ICICI Bank Limited and subsidiaries Schedules forming part of the Consolidated Financial Statements

Rupees in million
	At March 31, 2008
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)

Bonds issued to institutional /individual investors	199,704.7	9.3%	4.9% to 14.5%	5.8
Bonds eligible for statutory reserve requirements (1)	14,815.0	11.6%	11.5% to 12.0%	2.2
Borrowings from GOI	1,592.5	12.2%	11.0% to 13.0%	1.9
Refinance from financial institutions	27,541.1	9.1%	5.5% to 10.0%	1.6
Borrowings from other banks	40,500.1	9.3%	6.7% to 13.1%	1.7
Fixed deposits	2,533.1	8.8%	7.5% to 10.0%	1.8
Total	286,686.5	9.4%		4.6

1)
Banks in India are required to mandatory maintain a specified percentage of certain liabilities as cash or in approved securities. These bonds issued by the Bank are approved securities under the rules.

Foreign currency debt

The following tables set forth, for the periods indicated, a listing of major categories of foreign currency debt.

Rupees in million
	At March 31, 2009
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)

Borrowings from international development agencies (1) (2)	22,862.2	3.4%	0.75 % to 6.75%	8.5
Other borrowings from international markets	601,259.7	4.8%	0.18% to 8.13%	3.1
Total	624,121.9	4.7%		3.3

Rupees in million
	At March 31, 2008
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)

Borrowings from international development agencies (1) (2)	20,966.3	4.8%	2.5% to 6.8%	9.1
Other borrowings from international markets	576,188.2	4.7%	0.0% to 7.8%	3.8
Total	597,154.5	4.7%		4.0
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

Deposits with the Reserve Bank of India include Rs. 144,819.6 million (March 31, 2008: Rs. 254,190.5 million) maintained in accordance with the guidelines governing minimum cash reserve requirements. The balances maintained with the Reserve Bank of India towards cash reserve requirements are subject to withdrawal and usage restrictions.

Deposits with other banks include Rs. 19,866.6 million (March 31, 2008: Rs. 6,133.7 million) towards deposits, which have maturities greater than 90 days.

5.	Investments

The following table sets forth, for the periods indicated, the portfolio of investments classified as held to maturity.

Rupees in million
	At March 31, 2008				At March 31, 2009

	Amortized cost / cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost / cost	Gross unrealized gain	Gross unrealized loss	Fair value

Held to maturity
Corporate debt securities	14,901.1	114.3	(95.3)	14,920.1	15,868.7	467.5	(390.7)	15,945.5
Government securities	639,979.9	2,909.1	(8,549.3)	634,339.7	523,562.5	10,286.7	(7,483.9)	526,365.3
Other securities	18,048.5	0.8	-	18,049.3	61,175.6	2.9	(50.6)	61,127.9
Total debt securities	672,929.5	3,024.2	(8,644.6)	667,309.1	600,606.8	10,757.1	(7,925.2)	603,438.7
Equity securities	499.4	1,161.1	-	1,660.5	899.6	40.2	(0.1)	939.7
Other securities	5,596.6	42.8	(1,957.7)	3,681.7	4,156.8	739.4	(540.8)	4,355.4
Total	679,025.5	4,228.1	(10,602.3)	672,651.3	605,663.2	11,536.7	(8,466.1)	608,733.8

The following table sets forth, for the periods indicated, the portfolio of investments classified as available for sale.

Rupees in million
	At March 31, 2008				At March 31, 2009
	Amortized cost / cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost / cost	Gross unrealized gain	Gross unrealized loss	Fair value

Available for sale
Corporate debt securities	148,950.3	99.8	(6,279.6)	142,770.6	196,305.4	656.4	(18,670.5)	178,291.3
Government securities	111,589.8	261.9	(315.2)	111,536.5	98,697.9	696.4	(1,988.0)	97,406.3
Other securities	93,278.2	1,101.5	(898.3)	93,481.3	83,337.8	1,236.6	(2,773.0)	81,801.4
Total debt securities	353,818.3	1,463.2	(7,493.1)	347,788.4	378,341.1	2,589.4	(23,431.5)	357,499.0
Equity securities	32,511.1	7,766.6	(6,219.0)	34,058.6	26,693.2	2,845.0	(9,293.2)	20,244.9
Other securities	104,700.4	1,956.9	(3,414.1)	103,243.2	64,881.9	1,982.0	(5,292.6)	61,571.3
Total	491,029.8	11,186.7	(17,126.2)	485,090.2	469,916.2	7,416.4	(38,017.3)	439,315.2

ICICI Bank Limited and subsidiaries Schedules forming part of the Consolidated Financial Statements

Income from securities available for sale

The following table sets forth, for the periods indicated, a listing of income from securities classified as available for sale.

Rupees in million
	Year ended March 31,
	2007	2008	2009

Interest	14,976.4	14,072.7	24,057.2
Dividends	2,748.8	4,500.1	2,893.3
Total	17,725.2	18,572.8	26,950.5

Gross realized gain	14,044.6	27,816.4	10,778.6
Gross realized loss	(4,633.8)	(1,772.8)	(10,790.6)
Total	9,410.8	26,043.6	(12.0)

Income from securities held for trading

The following table sets forth, for the periods indicated, a listing of income from securities classified as held for trading.

Rupees in million
	Year ended
	March 31, 2007	March 31, 2008	March 31, 2009

Interest and dividends	7,401.6	12,114.5	14,880.8
Realized gain/(loss) on sale of trading portfolio	676.0	2,521.5	7,799.5
Unrealized gain/(loss) on trading portfolio	(86.3)	(5,356.9)	(1,053.2)
Total	7,991.3	9,279.1	21,627.2

Maturity profile of debt securities

The following table sets forth, a listing of each category of held to maturity debt securities at March 31, 2009, by maturity.

Rupees in million

	Amortized cost	Fair value
Corporate debt securities
Less than one year	1,495.8	1,494.8
One to five years	6,123.4	5,662.9
Five to ten years	8,249.5	8,787.8
Greater than ten years	..	..
Total corporate debt securities	15,868.7	15,945.5
Government securities
Less than one year	62,511.3	63,039.3
One to five years	174,625.5	179,592.4
Five to ten years	162,420.0	164,134.5
Greater than ten years	124,005.7	119,599.1
Total Government securities	523,562.5	526,365.3
Other securities
Less than one year	47.9	48.7
One to five years	13,945.7	13,929.5
Five to ten years	46,838.8	46,821.8
Greater than ten years	343.2	327.9

Total other securities	61,175.6	61,127.9
Total debt securities	600,606.8	603,438.7

ICICI Bank Limited and subsidiaries Schedules forming part of the Consolidated Financial Statements

The following table sets forth, a listing of each category of available for sale debt securities at March 31, 2009, by maturity.

Rupees in million
	Amortized cost	Fair value
Corporate debt securities
Less than one year	38,319.4	36,481.4
One to five years	113,955.1	102,717.6
Five to ten years	25,485.4	23,451.9
Greater than ten years	18,545.6	15,640.4
Total corporate debt securities	196,305.5	178,291.3

Government of India securities
Less than one year	32,352.9	32,356.6
One to five years	30,980.3	31,367.1
Five to ten years	23,877.5	23,315.6
Greater than ten years	11,487.2	10,367.0
Total Government of India securities	98,697.9	97,406.3

Other securities
Less than one year	22,749.6	22,854.0
One to five years	52,490.5	51,222.7
Five to ten years	7,150.5	6,731.9
Greater than ten years	947.2	992.9
Total other securities	83,337.8	81,801.5

Total debt securities classified as available for sale	378,341.2	357,499.1

6.	Repurchase transactions

The Group has undertaken repurchase and reverse repurchase transactions in Government securities during the year. The average level of repurchase transactions outstanding during the year ended March 31, 2009, was Rs. 86,091.9 million (March 31, 2008: Rs. 47,717.1 million). The average level of reverse repurchase transactions outstanding during the year ended March 31, 2009, was Rs. 2,141.3 million (March 31, 2008: Rs. 1,880.2 million). At March 31, 2009, outstanding repurchase and reverse repurchase transactions were Rs. 48,105.4 million (March 31, 2008: Rs. 37,241.6 million) and Rs. 1,348.3 million (March 31, 2008: Rs. 269.5 million) respectively.

ICICI Bank Limited and subsidiaries Schedules forming part of the Consolidated Financial Statements

7.	Loans

The following table sets forth, for the periods indicated, a listing of loans by category.

Rupees in million
	At
	March 31, 2008	March 31, 2009

Commercial, financial, agricultural and others	1,147,276.0	1,486,380.5
Consumer loans and credit card receivables(1)	1,408,270.9	1,228,336.9
Lease financing(2)	328.7	174.8
Gross loans	2,555,875.6	2,714,892.1
Allowances for loan losses	(41,858.9)	(53,587.5)
Loans, net	2,514,016.7	2,661,304.6
1)	Includes home loans, automobile loans, commercial business loans, two wheeler loans, personal loans, credit card receivables and farm equipment loans.
2)	Leasing and related activities include leasing and hire purchase.

Maturity profile of loans

The following table sets forth, for the periods indicated, a maturity profile of loans.

Rupees in million
	At
	March 31, 2008	March 31, 2009

Less than one year	747,029.9	591,259.9
One to five years	1,244,766.8	1,556,381.0
Greater than five years	522,220.0	513,663.7
Total	2,514,016.7	2,661,304.6

Interest income on loans

The following table sets forth, for the periods indicated, a listing of interest income on loans.

Rupees in million
	Year ended
	March 31, 2007	March 31, 2008	March 31, 2009
Commercial, financial, agricultural and others	54,144.4	79,161.5	104,552.3
Consumer loans and credit card receivables	115,500.0	161,480.6	147,332.1
Lease financing	56.5	41.4	22.8
Total	169,700.9	240,683.5	251,907.2

Standard restructured loans

The Group classifies a loan as a restructured loan where it has made concessionary modifications that it would not otherwise consider, to the contractual terms of a loan to a borrower experiencing financial difficulties. At March 31, 2009, the Group had committed to lend (includes fund-based commitments fungible with non fund-based facilities) Rs. 18,679.4 million (March 31, 2008: Rs. 10.0 million), to borrowers who are parties to restructurings.

ICICI Bank Limited and subsidiaries Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, a listing of standard restructured loans.

Rupees in million
	At
	March 31, 2008	March 31, 2009

Commercial, financial, agricultural and others	48,137.9	59,067.5
Consumer loans and credit card receivables	..	2,060.7
Total restructured loans	48,137.9	61,128.2
Allowance for loan losses.	(1,452.5)	(1,616.2)
Restructured loans, net.	46,685.4	59,512.0

The following table sets forth, for the periods indicated, a listing of non-performing loans.

Rupees in million
	At
	March 31, 2008	March 31, 2009

Commercial, financial, agricultural and others	20,006.1	26,183.1
Consumer loans and credit card receivables (1)	54,953.9	72,201.4
Total non-performing loans	74,960.0	98,384.5
Allowance for loan losses	(39,762.0)	(51,690.3)
Non-performing loans, net	35,198.0	46,694.2
1)	Includes home loans, automobile loans, commercial business loans, two wheeler loans, personal loans, credit card receivables and farm equipment loans.

Provision for loan losses

The following table sets forth, for the periods indicated, the movement in the provision for loan losses on restructured loans.

Rupees in million
	Year ended
	March 31, 2007	March 31, 2008	March 31, 2009

Provision for loan losses at the beginning of the year	2,185.0	1,461.3	1,452.5
Provision for loan losses made during the year	..	..	168.0
Reduction/write-back of excess provisions (1)	(723.7)	(8.8)	(4.3)
Provision for loan losses at the end of the year	1,461.3	1,452.5	1,616.2
1)	Includes provisions on restructured assets which were upgraded during the period.

The following table sets forth, for the periods indicated, the movement in the provision for loan losses on non-performing loans.

Rupees in million
	Year ended
	March 31, 2007	March 31, 2008	March 31, 2009

Provision for loan losses at the beginning of the year	11,502.9	21,085.3	39,762.0
Provision for loan losses made during the year	11,353.4	21,167.2	36,034.0
Write-off/write-back of excess provisions	(1,771.0)	(2,490.5)	(24,105.7)
Provision for loan losses at the end of the year	21,085.3	39,762.0	51,690.3

ICICI Bank Limited and subsidiaries Schedules forming part of the Consolidated Financial Statements

8.	Financial assets transferred during the year to Securitization Company (SC) / Reconstruction Company (RC)

The Group has transferred certain assets to an asset reconstruction company (ARC) in terms of the guidelines issued by Reserve Bank of India governing such transfer. For the purpose of the valuation of the underlying security receipts issued by ARC, the security receipts are valued at their respective net asset values as advised by the ARC. The following table sets forth, for the periods indicated, the details of the assets transferred.

Rupees in million
	Year ended
	March 31, 2007	March 31, 2008	March 31, 2009

Number of accounts	19	18,480	18,429
Aggregate book value (net of provisions) of accounts sold to ARC	8,169.6	9,344.5	6,810.7
Aggregate consideration	8,024.7	9,408.2	6,737.9
Additional consideration realized in respect of accounts transferred in earlier years [1]	-	-	-
Aggregate gain/ (loss) over net sale value	(144.9)	63.7	(72.8)
1)
During the  year ended March 31, 2009, ARCIL fully redeemed security receipts of three trusts. The Bank realized Rs. 27.6 million over the gross book value in respect of  two trusts (March 31, 2008: Rs. Nil ). The Bank also realized an additional amount of Rs. Nil  over the gross book value in respect of security receipts already redeemed. Further, the Bank has realized an additional amount of Rs. Nil (March 31, 2008: Rs. 7.7 million) over the gross book value in respect of security receipts not fully redeemed as on March 31, 2009.

9.	Details of non-performing assets sold excluding transfers to ARC

The Bank has sold non-performing assets as per the guidelines issued by Reserve Bank of India. The following table sets forth, for the periods indicated, the details of assets sold.

Rupees in million
	Year ended March 31, 2008	Year ended March 31, 2009
Number of borrower accounts sold	12,545	..
Aggregate outstanding (net of provisions) of accounts sold, excluding those sold to SC / RC	515.3	..
Aggregate consideration received	499.4	..

10.	Concentration of credit risk

Concentration of credit risk exists when changes in economic, industry or geographic factors affect groups of counter-parties whose aggregate credit exposure is material in relation to Group’s total credit exposure. The Group’s portfolio of financial instruments is broadly diversified along industry, product and geographic lines primarily within India.

The Group is subject to supervision guidelines for consolidated accounts issued by the Reserve Bank of India. The Group’s 20 largest exposures (non-bank) based on gross exposure, totaled approximately Rs.  901,559.7 million at March 31, 2009 which represent 142.1% of the capital funds. The single largest exposure (non-bank) at March 31, 2009 was Rs. 86,277.1 million which represents 13.6% of the capital funds.

ICICI Bank Limited and subsidiaries Schedules forming part of the Consolidated Financial Statements

The largest group of companies under the same management control accounted for approximately 33.5% of the capital funds at March 31, 2009.

11.	Loan commitments

The Group has outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated Rs. 868,321.3 million (includes fund-based commitments fungible with non fund-based facilities) at March 31, 2009 (March 31, 2008: Rs. 733,470.0 million). The interest rate on a significant portion of these commitments is dependent on the lending rates prevailing on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are contingent upon the borrower’s ability to maintain specific credit standards.

12.	Securitization

The Bank transfers an identified pool of assets along with the underlying security interest, if any, to the special purpose entity (set up as a Trust and managed by an independent trustee) on receiving a purchase consideration for the assets. The investors subscribe to pass through certificates issued by the special purpose entity which evidence their beneficial interests in the underlying properties of the trust. The transferor (i.e. the Bank) derecognizes the assets from its books of accounts. Pursuant to the transfer, there is no recourse to the transferor except to the extent of some specific facilities provided to the special purpose entity which includes contractually limited amounts of credit enhancement and liquidity facility for meeting shortfalls on account of delinquencies and temporary cash flow mismatches and collection and processing services.

The special purpose entity in securitization of assets is in the form of a non-discretionary trust settled by a third party entity. The settler assumes the responsibility of the trustee to the special purpose entity. The purpose of the trust is to receive contributions from investors for buying assets from the transferor and hold such purchased assets on behalf of the contributors to the trust. The trust normally is a pass through entity. The activities of the trust are governed by a trust deed and include making regular payments to the investors from the receivables, resolve investor queries, manage the properties of trust and enter into various contracts and service agreements in relation to object of the trust. Consent of majority of investors is required to carry out any alterations in the existing functioning of the trust.

The total cash flows arising from securitization activities for cash received from proceeds from new transfer, servicing fees and cash flow paid for credit enhancement, subordinate contributions for the year ending March 31, 2009 was Rs. 7,182.9 million (March 31, 2008 Rs. 145,231.5 million).

The gain / (loss) on account of securitization (excluding unamortized gain) during the year ended March 31, 2009 was Rs. (3,211.5) million (March 31, 2008: gain of Rs. 168.2 million, March 31, 2007: Rs. (65.5) million).

The following tables set forth, for the periods indicated, the information on securitization activity of the Bank, as an originator.

Rupees in million
	Year ended
	March 31, 2008	March 31, 2009

Total number of loan assets securitized	1,149,931	7,053
Total book value of loan assets securitized	140,852.0	8,581.1
Sale consideration received for the securitized assets	142,470.4	8,621.9

ICICI Bank Limited and subsidiaries Schedules forming part of the Consolidated Financial Statements

Rupees in million
	At
	March 31, 2008	March 31, 2009

Outstanding credit enhancement (funded)	15,601.2	13,086.1
Outstanding liquidity facility	7,740.8	6,853.4
Outstanding servicing (liability) / assets	1,355.4	748.9
Outstanding subordinate contributions	11,459.5	8,849.0

The Bank has also issued credit enhancement in the form of guarantees amounting to Rs. 27,732.9 million at March 31, 2009 (March 31, 2008: Rs. 29,155.6 million).

The following table sets forth, for the period indicated, the details of provision created at the time of securitization.

     Rupees in million
Year ended March 31, 2009

Opening balance	9,186.7
Add: Addition during the year	630.5
Less: deduction during the year	4,250.0
Closing balance	5,567.2

The Bank, in its capacity as a servicer of the underlying assets securitized, recognizes servicing assets and / or servicing liabilities as a net present value of the costs and benefits over the life of a securitization transaction.

The following table sets forth, the key assumptions in measuring the fair value of servicing assets at the date of sale or securitization during the year ended March 31, 2009 and also for subsequent measurement of servicing assets as on March 31, 2009.

	Auto loans	Personal loans	Two wheeler loans	Mortgage loans

Servicing fee	0.4%	1.0%	2.0%	..
Servicing cost	0.3%	0.9%	2.2%	..
Float income	7.0%	7.0%	7.0%	..

The following table sets forth, the key assumptions in measuring the fair value of retained interests at the date of securitization during the year ended March 31, 2009 and also for subsequent measurement of retained interests at March 31, 2009.

	Auto loans	Personal loans	Two wheeler loans	Mortgage loans

Discount rate	7.0% to 15.8%	7.0% to 25.6%	7.0% to 18.8%	7.0% to 10.2%
Constant prepayment rate (per annum)	15.0%	42.0%	12.0%	10.0%
Anticipated net credit losses (per annum)[1]	0.4% to 1.4%	3.2% to 10.0%	1.1%	0% to 1.0%
1)	Applicable for single product pools.

ICICI Bank Limited and subsidiaries Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the sensitivity of the fair value to adverse changes of 10% and 20% in each of the key assumptions at March 31, 2009.

  Rupees in million
Fair value of retained interests (net of delinquency provision)	3,853.4

Prepayment rate (per annum)
10%	(187.7)
20%	(364.2)

Delinquency assumptions (per annum)
10%	(285.4)
20%	(570.6)

13.	Capital commitments

The Group is obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. As of the balance sheet date, work had not been completed to this extent. Estimated amounts of contracts remaining to be executed on capital account aggregated Rs. 4,633.2 million at March 31, 2009 (March 31, 2008: Rs. 17,991.8 million).

14.	Derivatives

ICICI Bank is a major participant in the Indian financial derivatives market. The Bank deals in derivatives for balance sheet management and market making purposes whereby the Bank offers derivative products to its customers, enabling them to hedge their risks.

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

The market making and the proprietary trading activities in derivatives are governed by the investment policy of the Bank, which lays down the position limits, stop loss limits as well as other risk limits. The Risk Management Group lays down the methodology for computation and monitoring of risk. The Risk Committee of the Board reviews the Bank’s risk management policy in relation to various risks (portfolio, liquidity, interest rate, off-balance sheet and operational risks), investment policies and compliance issues in relation thereto. The Risk Committee of the Board is comprised of independent directors and the Managing Director and CEO.

Risk monitoring of the derivatives portfolio other than credit derivatives is done on a daily basis. Risk monitoring of the credit derivatives portfolio is done on a monthly basis. The Bank measures and monitors risk using Value at Risk (VAR) approach and the relevant sensitivity measures for options. Risk reporting on derivatives forms an integral part of the management information system and the marked to market position and the VAR of the derivatives portfolio other than credit derivatives is reported on a daily basis. The marked to market position and VAR on the credit derivatives portfolio is reported on a monthly basis.

The use of derivatives for hedging purpose is governed by the hedge policy approved by Asset Liability Management Committee. Subject to prevailing Reserve Bank of India guidelines, the Bank deals in derivatives for hedging fixed rate, floating rate or foreign currency assets / liabilities. Transactions for hedging and market making purposes are recorded separately. For hedge transactions, the Bank identifies the hedged item (asset or

ICICI Bank Limited and subsidiaries Schedules forming part of the Consolidated Financial Statements liability) at the inception of the transaction itself. The effectiveness is assessed at the time of inception of the hedge and periodically thereafter.

Hedge derivative transactions are accounted for pursuant to the principles of hedge accounting. Derivatives for market making purpose are marked to market and the resulting gain/ loss is recorded in the profit and loss account. The premium on option contracts is accounted for as per the Foreign Exchange Dealers’ Association of India guidelines. Derivative transactions are covered under International Swap Dealers Association (ISDA) master agreements with the respective counterparties. The credit exposure on account of derivative transactions is computed as per Reserve Bank of India guidelines and is monitored against the credit limits approved for the respective counterparties.

The following tables set forth, for the periods indicated, the details of the notional amounts and the marked to market position of derivatives.

Rupees in million
	At March 31, 2009
	Currency derivatives [1]	Interest rate derivatives [2]
Derivatives (Notional principal amount)
a) For hedging	2,166.4	235,552.8
b) For trading	1,192,138.8	3,680,786.5
Marked to market positions [3]
a) Asset (+)	26,660.0	7,979.9
b) Liability (-)	..	..
Credit exposure	162,303.4	127,758.5
1)	Options and cross currency interest rate swaps are included in currency derivatives.
2)	Foreign currency interest rate swaps, forward rate agreements and swap options are included in interest rate derivatives.
3)	For trading portfolio.

Rupees in million
	As on March 31, 2008
	Currency derivatives [1]	Interest rate derivatives [2]
Derivatives (Notional principal amount)
a) For hedging	30,146.9	206,385.9
b) For trading	1,169,502.8	7,164,904.0
Marked to market positions [3]
a) Asset (+)	24,208.1	..
b) Liability (-)	..	(456.4)
Credit exposure	112,779.7	81,399.9
1)	Options and cross currency interest rate swaps are included in currency derivatives.
2)	Foreign currency interest rate swaps, forward rate agreements and swap options are included in interest rate derivatives.
3)	For trading portfolio.

The Group deals in credit derivative instruments including credit default swaps, credit linked notes, collateralized debt obligations and principal protected structures. The Bank’s credit derivative portfolio comprises primarily of credit derivative swaps at March 31, 2009. The portfolio has exposure to corporates and financial institutions as the underlying reference entities and has an average maturity of less than  three years.

The Bank has transacted in such structures with a view to benefit from the high yield possible, with a good understanding of the risks associated with the underlying reference entities for the structures and the flexibility to select tenors for exposures as compared to cash products, amongst others. The risk with respect to such products is governed by the limit structure which stipulates the size of the portfolio, rating profile, tenor etc. The credit events under which the Bank will be required to make default payment to the counterparty are bankruptcy, failure to pay and restructuring.

ICICI Bank Limited and subsidiaries Schedules forming part of the Consolidated Financial Statements

The notional principal amount of these credit derivatives outstanding at March 31, 2009 was Rs. 33,703.4 million in funded instruments and Rs. 38,712.6 million in non-funded instruments which included Rs. 253.6 million of protection bought by the Bank. The mark-to-market loss determined based on the internal models using inputs from market sources such as Bloomberg/Reuters, and Fixed Income Money Markets & Derivatives Association of India at March 31, 2009 on the above portfolio was Rs. 6,327.3 million, which has been fully provided for through profit and loss account. The profit and loss impact on the above portfolio on account of mark-to-market and realised losses during the year ended March 31, 2009 was a net loss of Rs. 3,640.5 million.

At March 31, 2009, the maximum amount of future payments is Rs 71,434.6 million. Based on historical experience, the Group believes that the maximum potential amount of future payments for credit protection sold will be less than the actual loss exposure. The Bank as seller of credit default swaps protection is also entitled to receive the deliverable obligation, which can be in the nature of bonds or loans of the reference entity, from the buyer of protection in case of credit default.

15.	Tax contingencies

A number of tax-related legal proceedings are pending against the Group at various levels of appeal either with the tax authorities or in the courts. Where after considering all available information in the opinion of management a liability requires accrual, the Group accrues such liability and does not estimate any incremental liability in respect of related proceedings.

Where such proceedings are sufficiently advanced to enable management to assess that a liability exists and are subject to reasonable estimation, management records its best estimate of such liability. Where a reasonable range of potential outcomes is estimated, management records its best estimate, or in the absence of a basis for selecting a specific estimate within a range, management records a liability no less than the lower end of the estimated range. The contested tax demands are adjusted by the tax authorities against refunds due to the Group on favourable resolution of earlier years appeals/completion of assessments or paid or kept in abeyance in accordance with the terms of the stay order. The payment/adjustment/stay does not prejudice the outcome of the appeals filed by the Group. The advance tax payments are recorded as advance tax payments under other assets.

At March 31, 2009, the Group had been assessed an aggregate of Rs. 33,750.3 million (March 31, 2008: Rs. 40,839.7 million) in excess of the provision made in its accounts, in income tax, interest tax, wealth tax, service tax and sales tax/value added tax demands by the Government of India’s tax authorities for past years. The Group has appealed each of these tax demands. The consequence of enquiries initiated by the tax authorities cannot be quantified, as the Group believes that the proceedings so initiated are likely to be dropped by the tax authorities or will not be upheld by judicial authorities. Based on consultation with counsel and favourable decisions in the Group’s own or other cases as set out below, the Group’s management believes that the tax authorities are not likely to be able to substantiate their income tax, interest tax, wealth tax, service tax and sales tax/value added tax assessment and accordingly has not provided for these tax demands at March 31, 2009.

The tax authorities have appealed against decisions in favour of the Group to higher appellate authorities with respect to Rs. 2,737.7 million of the assessment and the same are pending adjudication.

In the Group’s appeal of the assessment of sales tax/value added tax aggregating to Rs. 755.3 million, the Group is relying on a favorable decision of the Supreme Court of India in respect of a writ petition filed by the Group and facts of the case.

ICICI Bank Limited and subsidiaries Schedules forming part of the Consolidated Financial Statements

An amount of Rs. 14,762.3 million relates to the disallowance of bad debt written off (March 31, 2008: Rs. 14,172.2 million). Bad debts written off as irrecoverable by the Bank have been disallowed by the tax authorities on the ground that the Bank has not established that the debts written-off during the year are irrecoverable. The appeals filed are pending adjudication. In recent judgments in the Bank’s own case for some years, the appellate authorities have allowed the claim of bad debts on the ground that after the amendment to Section 36(1) (vii) of the Income Tax Act, 1961 with effect from April 1, 1989, it is not obligatory on the part of the assessee to prove that the debts written-off are bad and it shall suffice if the assessee writes off its bad debts as irrecoverable in the accounts during the said year.

An amount of Rs. 4,650.8 million (March 31, 2008: Rs. 11,114.0 million) relates to ‘disallowance of depreciation on leased assets’, which is an industry-wide issue involving multiple litigations across the country. In two of the instances relating to the above, the tax authorities have denied the depreciation claim of the Group by treating the lease transactions as finance transactions i.e. loans. The Income Tax Appellate Tribunal has held sale and lease back transaction with Gujarat Electricity Board as not genuine and has disallowed the depreciation treating the transaction as a tax-planning tool. The Group has preferred an appeal to the Mumbai High Court, which is pending for disposal. In subsequent judgements in the Bank’s own case, the appellate authorities have held that the lease transactions are genuine and has allowed depreciation on finance leases including sale and leaseback transactions.

Of the balance, Rs. 2,404.3 million relates to special reserve (March 31, 2008: Rs. 2,404.3 million), Rs. 2,441.7 million relates to expenditures incurred for dividends (March 31, 2008: Rs. 4,474.1 million), and Rs. 3,701.0 million relates to penalty orders (March 31, 2008: Rs. 4,517.5 million).

Based on judicial precedents in the Group’s and other cases and on consultation with tax counsels, the management believes that it is more likely than not that the Group’s tax positions will be sustained.  Accordingly, no provision has been made in the accounts.

16.	Litigation

A number of litigation and claims against the Group are pending in various forums. Based upon a review of open matters with its legal counsels including as to loss contingency on account of such litigation and claims, and classification of such contingency as 'probable', 'possible' or 'remote' and with due provisioning for the relevant litigation and claims, the management believes that the outcome of such matters will not have a material adverse effect on the Group's consolidated financial position, results of operations or cash flows.

17.	Segmental Information

The segment-wise information for the years ended March 31, 2007 and March 31, 2008 has been reported for the following segments:

•
Consumer and Commercial Banking comprising the retail and corporate banking business of ICICI Bank and its subsidiaries i.e. ICICI Bank UK PLC, ICICI Bank Canada, ICICI Bank Eurasia LLC and ICICI Home Finance Company Limited.

•
Investment Banking comprising the treasury operations of ICICI Bank and its banking subsidiaries i.e. ICICI Bank UK PLC, ICICI Bank Canada and ICICI Bank Eurasia LLC, and the operations of ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Inc., and ICICI Securities Holdings Inc., ICICI Venture Funds Management Company Limited, ICICI Eco-net Internet and Technology Fund, ICICI Equity Fund, ICICI Strategic Investments Fund, ICICI Emerging Sectors Fund and ICICI International Limited.

ICICI Bank Limited and subsidiaries Schedules forming part of the Consolidated Financial Statements

•	Insurance comprising ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited.

•
Others comprising ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Property Trust (upto September 30, 2007), ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, TCW/ICICI Investment Partners LLC and TSI Ventures (India) Private Limited.

The following table sets forth, for the periods indicated, the segmental information as per the above reportable segments.

ICICI Bank Limited and subsidiaries Schedules forming part of the Consolidated Financial Statements

Rupees in million
		Consumer and commercial banking		Investment Banking		Insurance		Others		Total
		For the year ended
Sr. No	Particulars	March 31, 2007	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007	March 31, 2008
1	Revenue (before extraordinary profit)	242,354.5	327,935.3	88,495.9	123,318.8	101,415.6	165,941.6	2,393.1	4,593.9	434,659.1	621,789.6
2	Less: Inter-segment revenue	..	..	..	..	..	..	..	..	21,021.2	21,258.8
3	Total revenue (1) – (2)	..	..	..	..	..	..	..	..	413,637.9	600,530.8
4	Operating profit (i.e. profit before unallocated expenses extraordinary profit, provision and tax)	47,501.1	50,053.2	14,295.0	33,175.3	(3,917.8)	(11,845.1)	526.6	1,427.5	58,404.9	72,810.9
5	Provisions	22,355.6	28,716.6	419.7	1,412.5	..	47.5	(1.5)	0.9	22,773.8	30,177.5
6	Profit before tax and unallocated expenses (4) – (5)	25,145.5	21,336.6	13,875.3	31,762.8	(3,917.8)	(11,892.6)	528.1	1,426.6	35,631.1	42,633.4
7	Unallocated expenses	..	..	..	..	..	..	..	..	384.0	384.0
8	Income tax expenses (net)/(net of deferred tax credit)	..	..	..	..	..	..	..	..	7,640.8	11,096.8
9	Net profit [1] (6) – (7) – (8)	..	..	..	..	..	..	..	..	27,606.3	31,152.6
	Other information
10	Segment assets	2,253,171.9	2,725,864.5	1,455,864.0	1,738,311.5	188,501.7	329,625.1	(191.3)	2,163.5	3,897,346.3	4,795,964.6
11	Unallocated assets [2]	..	..	..	..	..	..	..	..	46,000.9	60,201.3

ICICI Bank Limited and subsidiaries Schedules forming part of the Consolidated Financial Statements

		Consumer and commercial banking		Investment Banking		Insurance		Others		Total
		For the year ended
Sr. No	Particulars	March 31, 2007	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007	March 31, 2008
12	Total assets (10) + (11)	..	..	..	..	..	..	..	..	3,943,347.2	4,856,165.9
13	Segment liabilities [3]	2,705,812.3	3,175,290.8	1,051,307.6	1,348,503.4	180,044.8	330,186.4	6,182.5	2,185.3	3,943,347.2	4,856,165.9
14	Unallocated	..	..	..	..	..	..	..	..	..	..
15	Total liabilities (13) + (14)	..	..	..	..	..	..	..	..	3,943,347.2	4,856,165.9
1.	Includes share of net profit of minority shareholders.
2.	Includes tax paid in advance/tax deducted at source (net), deferred tax asset (net) and early retirement option expenses not written off.
3.	Includes share capital and reserve and surplus.
4.	The figures reported are net of inter-company transactions.

Amounts presented in domestic operations revenues and domestic operations assets in the geographic segment disclosure in Schedule 19 A, Note 13, include revenues of overseas branches of the Bank amounting to Rs. 26,665.9 million (March 31, 2007: 20,272.7 million) and assets of overseas branches of the Bank amounting to Rs. 556,947.6 million (March 31, 2007: Rs. 406,911.1 million) respectively.

ICICI Bank Limited and subsidiaries Schedules forming part of the Consolidated Financial Statements

The Reserve Bank of India issued revised guidelines on segment reporting applicable from fiscal 2008. The following table sets forth, the business segment results for the year ended March 31, 2009 prepared on the revised basis which has been described in Schedule 19A Note 11A.

Rupees in million
Sr. No	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Venture fund management	Others	Inter segment adjustment	Total
1	Revenue	230,152.1	248,077.1	297,421.3	45,280.9	165,074.3	26,624.0	3,456.5	32,160.0	(406,715.4)	641,530.8
2	Segment results	580.5	34,133.1	13,069.4	6,079.1	(8,595.6)	2.7	2,020.8	5,893.5	(3,500.0)	49,683.5
3	Unallocated expenses										-
4	Income tax expenses (net)/ (net deferred tax credit)										15,889.3
5	Net profit [1] (2)- (3) - (4)										33,794.2
	Other information
6	Segment assets	958,656.7	1,357,062.5	1,397,053.4	660,402.9	336,670.8	53,464.4	2,706.2	178,395.0	(191,380.4)	4,753,031.5
7	Unallocated assets[2]										73,878.2
8	Total assets (6) + (7)										4,826,909.7
9	Segment liabilities	1,117,555.2	1,111,564.6	1,526,005.7[3]	657,432.0[3]	339,864.4[3]	54,455.1[3]	2,734.7[3]	180,537.0[3]	(191,380.4)	4,798,768.3
10	Unallocated liabilities										28,141.4
11	Total liabilities (9) + (10)										4,826,909.7
12	Capital expenditure	4,224.2	1,264.2	3.3	514.0	854.5	692.3	114.0	715.0	(10.8)	8,370.7
13	Depreciation & amortization	3,628.6	1,027.3	4.7	2,259.6	554.1	264.4	13.2	314.9	-	8,066.8

1.	Includes share of net profit of minority shareholders.
2.	Includes assets which cannot be specifically allocated to any of the segments, tax paid in advance/tax deducted at source (net), deferred tax asset (net).
3.	Includes share capital and reserves and surplus.

Amounts presented in domestic operations revenues and domestic operations assets in the geographic segment disclosure in Schedule 19 A, Note 11 B, include revenues of overseas branches of the Bank amounting to Rs. 31,621.8 million and assets of overseas branches of the Bank amounting to Rs. 653,760.4 million.

ICICI Bank Limited and subsidiaries Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the business segment results for the year ended March 31, 2008 on the above basis.
Rupees in million
Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Venture fund management	Others	Inter-segment adjustments	Total
1	Revenue	244,185.4	249,493.5	293,265.0	28,152.4	143,968.3	22,061.9	2,715.4	24,372.6	(407,683.7)	600,530.8
2	Segment results	9,472.4	35,746.8	5,366.4	1,489.5	(15,141.8)	1,302.2	1,271.2	6,552.1	(3,809.4)	42,249.4
3	Unallocated expenses										--
4	Income tax expenses (net)/(net deferred tax credit)										11,096.8
5	Net profit [1] (2)- (3) - (4)										31,152.6
	Other information
6	Segment assets	1,112,510.1	1,263,992.0	1,541,804.3	559,258.3	297,475.4	37,247.2	2,505.9	120,270.1	(138,628.3)	4,796,435.0
7	Unallocated assets[2]										59,730.9
8	Total assets (6) + (7)										4,856,165.9
9	Segment liabilities	1,152,965.5	1,378,224.6	1,443,059.0[3]	554,908.1[3]	299,603.1[3]	37,716.2[3]	2,649.9[3]	121,372.3[3]	(138,628.3)	4,851,870.4
10	Unallocated liabilities										4,295.5
11	Total liabilities (9) + (10)										4,856,165.9
12	Capital expenditure	6,430.8	1,364.6	8.5	765.3	1,169.1	508.3	86.4	570.3	-	10,903.3
13	Depreciation & amortization	2,836.8	889.1	5.3	2,165.0	278.3	211.1	173.6	234.9	-	6,794.1

1.	Includes share of net profit of minority shareholders.
2.	Includes assets which cannot be specifically allocated to any of the segments, tax paid in advance/tax deducted at source (net), deferred tax asset (net).
3.	Includes share capital and reserves and surplus.

Amounts presented in domestic operations revenues and domestic operations assets in the geographic segment disclosure in Schedule 19 A, Note 11 B, include revenues of overseas branches of the Bank amounting to Rs. 26,665.9 million and assets of overseas branches of the Bank amounting to Rs. 556,947.6 million respectively.

ICICI Bank Limited and subsidiaries Schedules forming part of the Consolidated Financial Statements

18.	Employee Stock Option Scheme

The following table sets forth, a summary of the Bank’s stock options outstanding at March 31, 2009.

	Number of shares	Weighted- average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year .	15,638,152	596.32	7.83	3,515.8
Add: Granted during the year	5,640,500	912.30	..	..
Less: Lapsed during the year	1,723,001	737.40	..	..
Exercised during the year	563,147	336.96	..	..
Outstanding at the end of the year	18,992,504	685.05	7.45	95.9
Options exercisable	7,188,420	496.10	6.33	95.4

The following table sets forth, a summary of the Bank’s stock options outstanding at March 31, 2008.

	Number of shares	Weighted- average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year	13,187,783	442.50	..	..
Add: Granted during the year	4,956,300	938.41	..	..
Less: Lapsed during the year	1,037,218	582.51	..	..
Exercised during the year	1,468,713	379.34	..	..
Outstanding at the end of the year	15,638,152	596.32	7.83	3,515.8
Options exercisable	3,272,292	411.89	6.95	1,172.2

Total fair value of options vested for the year ended March 31, 2007, March 31, 2008 and March 31, 2009 was Rs. 294.9 million, Rs. 660.4 million and Rs. 902.3 million respectively.

Total aggregate intrinsic value of option exercised for the year ended March 31, 2007, March 31, 2008 and March 31, 2009 was Rs. 5,297.1 million, Rs. 996.8 million and Rs. 253.9 million respectively.

The total compensation cost related to non-vested awards not yet recognized as of March 31, 2008 and March 31, 2009 was Rs. 1,187.3 million and Rs. 1,143.3 million respectively and the weighted-average period over which it is expected to be recognized is 2.71 years and 2.58 years respectively.

The following table sets forth, a summary of stock options exercisable at March 31, 2009.

Range of exercise price (Rupees per share)	Number of shares	Weighted- average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
105-299	136,682	150.5	2.79	24.9
300-599	5,823,878	411.7	6.05	70.5
600-999	1,214,260	932.9	8.07	-
1,000-1,399	13,600	1,114.6	8.65	-

ICICI Bank Limited and subsidiaries Schedules forming part of the Consolidated Financial Statements

The following table sets forth, a summary of stock options exercisable at March 31, 2008.

Range of exercise price (Rupees per share)	Number of shares	Weighted- average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
105-299	164,951	151.19	3.73	102.0
300-599	3,085,356	422.71	7.11	1,069.6
600-999	21,985	848.25	8.69	0.6

The following table sets forth, a summary of Bank’s unvested stock options outstanding at March 31, 2009.

	Shares	Weighted-average fair value at grant date (Rupees)
Unvested at April 1, 2008	12,365,860	248.18
Granted	5,640,500	257.65
Vested	4,839,080	186.46
Forfeited (unvested)	1,363,196	247.41
Unvested at March 31, 2009	11,804,084	251.39

The following table sets forth, a summary of Bank’s unvested stock options outstanding at March 31, 2008.

	Shares	Weighted-average fair value at grant date (Rupees)
Unvested at April 1, 2007	12,861,524	162.59
Granted	4,956,300	376.39
Vested	4,423,692	149.28
Forfeited (unvested)	1,028,272	221.04
Unvested at March 31, 2008	12,365,860	248.18

The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of options.

Year ended
	March 31, 2007	March 31, 2008	March 31, 2009
Risk-free interest rate	5.12% to 8.22%	7.12% to 8.11%	7.31% to 9.25%
Expected life	3 to 6 years	2 to 6 years	2-6.4 years
Expected volatility	36.34% to 41.03%	36.26% to 38.01%	39.46% to 45.23%
Expected dividend yield	1.44% to 4.06%	1.07%	1.20% to 3.57%

ICICI Bank Limited and subsidiaries Schedules forming part of the Consolidated Financial Statements

Risk free interest rates over the expected term of the option are based on the Government securities yield in effect at the time of the grant.

The expected term of an option is estimated based on the vesting term as well as expected exercise behavior of the employees who receive the option. The Bank adopted the simplified method of vesting for grants made after April 25, 2008 based on Staff Accounting Bulletin 107 which allows entities to use the simplified method while estimating the term of the share option as the historical stock option exercise pattern may no longer be representative for future exercise behavior.

Expected volatility during the estimated expected term of the option is based on historical volatility determined based on observed market prices of the Bank’s publicly traded equity shares.

Expected dividends during the estimated expected term of the option are based on recent dividend activity.

19.	Selected information from Indian GAAP financials

The following tables set forth, for the periods indicated, the income statement and balance sheet as per the format required by Regulation S-X.

 Rupees in million
	Year ended
	March 31, 2007	March 31, 2008	March 31, 2009

Interest and dividend income	250,012.5	340,949.6	362,507.1
Interest expense	176,757.2	257,669.8	264,872.5
Net interest income	73,255.3	83,279.8	97,634.6
Provision for loan losses & others	22,389.9	29,447.4	38,811.8
Provision for investments	383.9	730.1	6,305.1
Net interest income after provision for loan losses and investments	50,481.5	53,102.3	52,517.7
Non-interest income	163,625.4	259,581.3	279,023.7
Non-interest expense	180,132.1	270,434.1	281,857.9
Income before equity in loss of affiliates, minority interest, income taxes	33,974.8	42,249.5	49,683.5
Less: Minority interest	(1,272.3)	(2,829.7)	(1,975.3)
Income before income taxes	35,247.1	45,079.2	51,658.8
Income tax expense	7,640.8	11,096.8	15,889.3
Net income	27,606.3	33,982.4	35,769.5

ICICI Bank Limited and subsidiaries Schedules forming part of the Consolidated Financial Statements

	Year ended
	March 31, 2007	March 31, 2008	March 31, 2009
Earnings per equity share: (Rs.)
Basic	30.92	32.19	32.13
Diluted	30.75	32.00	32.07

Weighted average number of equity shares used in computing earnings per equity share (millions)
Basic	893	1,056	1,113
Diluted	898	1,062	1,115

Rupees in million
	Year ended
	March 31, 2008	March 31, 2009
Assets
Cash and cash equivalents [1]	453,286.8	350,613.8
Investments [2]	1,600,467.6	1,481,070.2
Loans, net	2,514,016.7	2,661,304.6
Property, plant and equipment [3]	46,783.6	44,974.5
Goodwill	630.5	1,692.9
Deferred tax asset (net)	17,280.5	25,184.0
Interest accrued, outstanding fees and other income.	49,580.2	56,658.7
Assets held for sale	3,658.5	3,089.2
Other assets [4]	170,461.5	202,321.7
Total assets	4,856,165.9	4,826,909.6

Liabilities
Interest-bearing deposits	2,520,036.4	2,395,923.7
Non-interest bearing deposits	249,795.9	222,633.8
Short-term borrowings and trading liabilities	235,897.3	170,467.0
Long-term debt	833,841.1	986,696.5
Redeemable preferred stock	3,500.0	3,500.0
Other liabilities	558,561.0	570,808.2
Total liabilities	4,401,631.7	4,350,029.2

Minority interest	7,311.9	9,105.1
Stockholders’ equity	447,222.3	467,775.3
	__________	__________
Total liabilities and shareholder’s equity	4,856,165.9	4,826,909.6
1.	Includes cash and cash equivalents amounting to gross Rs. 40.0 million (net Rs. 0.6 million) given as security by way of pari passu charge towards long-term debt amounting to Rs. 700.0 million.
2.
Includes investments amounting to Rs. 5,338.5 million, pledged as security towards short-term borrowings amounting to Rs. 5,462.3 million and investments amounting to Rs. 2,356.6 million earmarked against redemption of preferred stock, which falls due for redemption on April 20, 2018, as per the original issue terms.

3.
Includes property, plant and equipment amounting to Rs. 755.9 million pledged as security by way of second mortgage / charge and includes property, plant and equipment amounting to Rs. 67.0 million pledged as security by way of pari passu charge towards long-term debt amounting to Rs. 700.0 million.

4.	Includes other assets amounting to gross Rs. 174.1 million (net Rs. 174.1 million) given as security by way of pari passu charge towards long-term debt amounting to Rs. 700.0 million.

The following tables set forth, for the periods indicated, the statement of stockholders’ equity.

ICICI Bank Limited and subsidiaries Schedules forming part of the Consolidated Financial Statements

Rupees in million
	Equity share capital	Securities premium	Revenue and other reserves	Other special reserves[1]

Balance at April 1, 2006	8,898.3	118,325.1	50,959.9	44,234.6
Proceeds from issue of share capital	95.1	1,970.3	-	..
Additions during the year	..	..	1,562.1	17,194.6
Deductions during the year	..	(10.0)	(1,932.4)	(1,647.2)
Balance at March 31, 2007	8,993.4	120,285.4	50,589.6	59,782.0
1.	Includes statutory reserve, special reserve, investment fluctuation reserve and capital reserve.

Rupees in million
	Equity share capital	Securities premium	Revenue and other reserves	Other special reserves[1]

Balance at April 1, 2007	8,993.4	120,285.4	50,589.6	59,782.0
Proceeds from issue of share capital	2,134.2	197,644.8	..	..
Additions during the year	..	..	8,952.5	14,080.9
Deductions during the year	(0.9)	(5,280.2)	(4,131.6)	(5,827.9)
Balance at March 31, 2008	11,126.7	312,650.0	55,410.5	68,035.0
1.	Includes statutory reserve, special reserve, unrealized investment reserve, capital reserve and foreign currency translation reserve.

Rupees in million
	Equity share capital	Securities premium	Revenue and other reserves	Other special reserves[1]

Balance at April 1, 2008	11,126.7	312,650.0	55,410.5	68,035.0
Proceeds from issue of share capital	5.6	526.5	..	..
Additions during the year .	0.5		980.0	31,959.8
Deductions during the year	..	(10.5)	(8,431.4)	(4,477.4)
Balance at March 31, 2009	11,132.8	313,166.0	47,959.1	95,517.4
1.	Includes statutory reserve, special reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve and reserve fund.

The following table sets forth, for the periods indicated, the movement in profit and loss account.

Rupees in million
	March 31, 2007	March 31, 2008	March 31, 2009

Balance at the beginning of the year	(2,435.6)	(73.7)	5,496.8
Additions during the year	27,606.3	33,982.3	35,769.5
Proposed dividend	(10,962.7)	(14,355.1)	(14,335.3)
Deductions during the year	(14,281.7)	(14,056.7)	(21,559.3)
Balance at the end of the year	(73.7)	5,496.8	5,371.7

ICICI Bank Limited and subsidiaries Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the supplementary information to the cash flow statement.
          Rupees in million
	Year ended
	March 31, 2007	March 31, 2008	March 31, 2009
Conversion of loan to equity shares	807.0	1,002.1	814.3
Interest paid .	170,152.4	252,057.1	261,442.0

The cash flow statement is in compliance with the requirements of IAS 7 – Cash Flow Statements.

20.	Estimated fair value of financial instruments

The Group’s financial instruments include non-derivative financial assets and liabilities as well as derivative instruments. Fair value estimates are generally subjective in nature, and are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. Quoted market prices are used, wherever available. In other cases, fair values are based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows and other factors. Changes in assumptions could significantly affect these estimates and the resulting fair values. Derived fair value estimates cannot necessarily be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate sale of the instruments.

Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Disclosure of fair values is not required for certain items such as investments accounted for under the equity method of accounting, obligations for pension and other post-retirement benefits, income tax assets and liabilities, property and equipment, pre-paid expenses, core deposit intangibles and the value of customer relationships associated with certain types of consumer loans, particularly the credit card portfolio, and other intangible assets. Accordingly, the aggregate fair value amount presented do not purport to represent, and should not be considered representative of, the underlying market or franchise value of the Group. In addition, because of differences in methodologies and assumptions used to estimate fair values, the Group’s fair values should not be compared to those of other financial institutions.

The methods and assumptions used by the Group in estimating the fair values of financial instruments are described below.

Cash and balances with banks and money at call and short notice

The carrying amounts reported in the balance sheet approximate fair values because a substantial amount of the portfolio has maturities of less than three months.

Investments

Trading account assets and liabilities and available for sale securities are carried at fair value in the balance sheet. The fair values are generally determined based on quoted, or other independent market prices. Values for interest rate and foreign exchange products are based on quoted, or other independent

ICICI Bank Limited and subsidiaries Schedules forming part of the Consolidated Financial Statements market prices, or are estimated using pricing models or discounted cash flows. For certain debt and equity investments that do not trade on established exchanges, and for which markets do not exist, estimates of fair value are based upon management’s review of the investee’s financial results, condition and prospects.

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

Borrowings

The fair value of the Group’s debt is estimated by discounting future contractual cash flows using appropriate interest rates and credit spreads. The carrying value of certain other borrowings approximates fair value due to the short-term nature of these borrowings.

The following table sets forth, for the periods indicated, the listing of the fair value by category of financial assets and financial liabilities.

Rupees in million
	At March 31, 2008		At March 31, 2009
	Carrying value	Estimated fair value	Carrying value	Estimated fair value

Financial assets
Cash and balances with Reserve Bank of India	298,007.6	298,007.6	178,754.4	178,754.5
Balances with banks and money at call and short notice	155,279.2	155,279.3	171,859.4	171,859.4
Investments	1,600,467.6	1,596,995.0	1,481,070.2	1,491,050.5
Advances	2,514,016.7	2,471,880.9	2,661,304.6	2,658,901.3
Other assets	170,689.9	170,689.9	211,966.4	211,966.4
Total	4,738,461.0	4,692,852.7	4,704,955.0	4,712,532.1

Financial liabilities
Interest-bearing deposits	2,520,036.4	2,529,579.5	2,395,923.7	2,398,994.7
Non-interest-bearing deposits	249,795.9	249,795.9	222,633.8	222,633.0
Borrowings[1,2]	1,073,238.4	1,042,497.1	1,160,663.5	1,203,873.2
Other liabilities and provisions	537,019.0	537,019.0	548,326.6	548,326.6
Total	4,380,089.7	4,358,891.5	4,327,547.6	4,373,827.5
1.	Includes subordinated debt classified under schedule 5 of consolidated financial statements.
2.	Includes preference share capital of Rs. 3,500.0 million (March 31, 2008: Rs. 3,500.0 million)

ICICI Bank Limited and subsidiaries Schedules forming part of the Consolidated Financial Statements

21.	Differences between Indian GAAP and US GAAP

The consolidated financial statements of the Group are prepared in accordance with Indian GAAP, which differs, in certain significant aspects from US GAAP.

The following tables summarize the significant adjustments to consolidated net income and stockholders’ equity which would result from the application of US GAAP.

1.	Net income reconciliation

Rupees in million
	Note	Year ended
		March 31, 2007	March 31, 2008	March 31, 2009

Consolidated profit after tax as per Indian GAAP		27,606.3	33,982.3	35,769.5

Adjustments on account of:

Allowance for loan losses	(a)	300.3	(4,404.7)	(3,617.7)

Business combinations	(b)	(981.2)	(767.5)	(826.5)

Consolidation	(c)	2,801.8	6,167.9	1,139.5

Valuation of debt and equity securities	(d)	2,467.3	(1,506.1)	3,575.4

Amortization of fees and costs	(e)	(2,336.4)	(4,842.4)	(5,010.6)

Accounting for derivatives	(f)	590.3	2,348.0	1,073.0

Accounting for compensation costs	(g)	(827.5)	(1,869.9)	(823.7)

Accounting for securitization	(h)	1,431.4	276.6	(671.7)

Deferred tax benefit/ (expense)	(i)	654.6	3,286.0	3,872.3

Others	(j)	(436.1)	440.9	(30.0)

Total impact of all adjustments		3,664.5	(871.2)	(1,320.0)

Net income as per US GAAP		31,270.8	33,111.1	34,449.5

Basic earnings per share (Rs.)

Indian GAAP (consolidated)		30.92	32.19	32.13

US GAAP		35.02	31.37	30.95

Diluted earnings per share (Rs.)

Indian GAAP (consolidated)		30.75	32.00	32.07

US GAAP		34.79	30.87	30.78

ICICI Bank Limited and subsidiaries Schedules forming part of the Consolidated Financial Statements

2.	Stockholders’ equity reconciliation
Rupees in million
	Note	At
		March 31, 2008	March 31, 2009

Consolidated net worth as per Indian GAAP [1]		447,222.1	467,775.3

Adjustments on account of:

Allowance for loan losses	(a)	(24,138.4)	(27,756.2)

Business combinations	(b)	3,576.5	2,750.1

Consolidation	(c)	7,699.5	10,795.0

Valuation of debt and equity securities	(d)	(102.8)	3,411.8

Amortization of fees and costs	(e)	82.7	(5,377.7)

Accounting for derivatives	(f)	2,963.6	3,997.3

Accounting for compensation costs	(g)	924.9	916.3

Accounting for securitization	(h)	1,707.9	1,036.2

Deferred taxes	(i)	11,039.0	14,548.6

Others	(j)	6.2	(7.4)

Proposed dividend	(k)	13,773.7	13,757.9

Total impact of all adjustments		17,532.8	18,071.9

Stockholders’ equity as per US GAAP		464,754.9	485,847.2
1.	Excludes preference share capital of Rs. 3,500.0 million (March 31, 2008: Rs. 3,500.0 million).

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

ii)
Allowances for loan losses created on other impaired loans made in accordance with Statement No. 5 on “Accounting for Contingencies” and Statement No. 114 on “Accounting by Creditors for Impairment of a Loan” issued by the Financial Accounting Standards Board (FASB) under US GAAP and graded provisioning rates on non-performing loans, subject to minimum provisioning rates prescribed by the Reserve Bank of India guidelines under Indian GAAP.

iii)
Allowances made for credit losses on the performing portfolios based on the estimated probable losses inherent in the portfolio under US GAAP and prescriptive provisioning norms for standard assets as per Reserve Bank of India norms under Indian GAAP.

The guidelines on provisioning for loan losses prescribed by the Reserve Bank of India under Indian GAAP are as follows:

Classification	Provisioning

Standard loans
As per the Reserve Bank of India guidelines issued in September 2005, banks were required to make a general provision at 0.4% on standard loans (excluding loans to the agricultural sector and to small and medium enterprises at 0.25%).

In May 2006, the general provisioning requirement for personal loans, loans and advances qualifying as capital market exposure, residential housing loans beyond Rs. 2.0 million and commercial real estate was further increased to 1.0% from 0.4%. In January 2007, the general provisioning requirement for personal loans, credit card receivables, loans and advances qualifying as capital market exposure, commercial real estate and advances to non-deposit taking systematically important non-banking financial companies was increased to 2%.

In December 2008, the Reserve Bank of India reduced the provisioning rate for standard assets to a uniform rate of 0.40% for all types of standard assets except in the case of direct advances to agricultural and SME sectors, which will continue to attract a provisioning of 0.25%, as earlier. The revised norms were effective prospectively but the existing provisions held by banks could not be reversed.

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

Effective quarter ended June 30, 2004 a 100% provision is required for loans classified as doubtful for more than three years in a graded manner.

Loss assets	The entire loan is required to be written off or provided for.

Restructured loans
Till August 27, 2008, a provision equal to the difference between the present value of the future interest as per the original loan agreement and the present value of the future interest on the basis of rescheduled terms at the time of restructuring was required to be made.

For loans restructured after August 27, 2008, the provision is equal to the difference between the fair value of the loan before and after restructuring. The fair value of the loan before restructuring is computed as the present value of cash flows representing the interest at the existing rate charged on the loan before restructuring and the principal. The fair value of the loan after restructuring is computed as the present value of cash flows representing the interest at the rate charged on the loan on restructuring and the principal. Both sets of cash flows would be discounted by the Bank’s Benchmark Prime Lending Rate as on the date of restructuring plus the appropriate term premium and credit risk premium for the borrower category on the date of restructuring.

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

Under US GAAP, larger balance, non-homogenous exposures representing significant individual credit exposures (both funded and non-funded), are evaluated on the basis of borrower’s overall financial condition, resources and payment record and the realizable value of any collateral. This estimate considers all available evidence including the present value of the expected future cash flows discounted at the loan’s contractual effective rate and the fair value of collateral. Allowances recognized on account of reductions of future interest rates as a part of troubled debt restructurings are accreted as a credit to the provision for loan losses over the tenor of the restructured loan. Each portfolio of smaller-balance, homogenous loans, including consumer mortgage, installment, revolving credit and most other consumer loans is individually evaluated for impairment. The allowance for loan losses attributed to these loans is established through a process that includes an estimate of probable losses inherent in the portfolio, based upon various statistical analysis.

Under US GAAP, the allowance for loan losses for restructured loans is created by discounting expected cash flows at contracted interest rates, unlike Indian GAAP, under which the original and restructured cash flows are discounted at the current lending rate.

Under US GAAP, the allowances on the performing portfolios are based on the estimated probable losses inherent in the portfolio. The allowances on the performing portfolios are established after considering historical and projected default rates and loss severities.

Under Indian GAAP, in respect of non-performing loan accounts subjected to restructuring, the account is upgraded to standard category if the borrower demonstrates, over a minimum period of one year, the ability to repay the loan in accordance with the contractual terms. However, the process of up-gradation under US GAAP is not rule-based and the timing of up-gradation may differ across individual loans.

During fiscal years 2007, 2008 and 2009, the Group transferred certain impaired loans to borrower specific funds/trusts managed by asset reconstruction companies against the issuance of security receipts by the funds/trusts. The funds/trusts have been set up by the asset reconstruction companies under enacted debt recovery legislation in India and aim to improve the recoveries of banks from non-performing assets by aggregating lender interests and speeding up enforcement of security interest by

ICICI Bank Limited and subsidiaries Schedules forming part of the Consolidated Financial Statements lenders. While under Indian GAAP the entire transfer was recognized as a sale, under US GAAP these transfers are not recognized as a sale due to the following reasons:

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

The following table sets forth, for the periods indicated, the difference in aggregate allowances for loan losses between Indian GAAP and US GAAP as attributable to the reconciling items.

Rs. in million
Reconciling items	Year ended March 31,
	2007	2008	2009
Differences due to provision on loans classified as troubled debt restructuring under US GAAP (includes cases transferred to asset reconstruction company)	(547.6)	1,487.9	1,665.9

Differences due to provisions on loans classified as other impaired under US GAAP[1]	(4,462.1)	(6,526.5)	(4,057.2)

Differences due to provisions created on performing assets	5,310.0	633.9	(1,226.4)

Total difference in allowance for loan losses	300.3	(4,404.7)	(3,617.7)

1.	Includes provision on smaller balance homogeneous loans

b) Business combinations

The differences arising due to business combinations are primarily on account of:

i)	Determination of the accounting acquirer; and

ii)	Accounting for intangible assets.

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

Further, for certain acquisitions made by the Group, no goodwill has been accounted for under Indian GAAP primarily due to accounting for the amalgamation by the pooling of interests method. However, under US GAAP, goodwill has been accounted for in accordance with Statement No. 141 on “Business Combinations” and Statement No. 142 on “Goodwill and Other Intangible Assets”.

ICICI Bank Limited and subsidiaries Schedules forming part of the Consolidated Financial Statements

Under US GAAP subsequent to the adoption of Statement No. 142, the Group does not amortize goodwill and intangibles with infinite life but instead tests the same for impairment at least annually. The annual impairment test under Statement No. 142 does not indicate an impairment loss for fiscal 2009.

Under US GAAP definite lived intangible assets are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period.

The following table sets forth, the estimated useful lives of intangible assets.

No. of years
Customer-related intangibles	10
Other intangibles	3 to 5

c) Consolidation

The differences on account of consolidation are primarily on account of:

i)	Consolidation of insurance subsidiaries; and

ii)	Equity affiliates and majority owned subsidiaries.

Under Indian GAAP, the Group has not consolidated certain entities in which control is intended to be temporary. However under US GAAP, these entities have been consolidated in accordance with Statement No. 94 on “Consolidation of majority owned subsidiaries” which requires consolidation of such entities.

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

The following table sets forth, for the periods indicated, the significant differences between Indian GAAP and US GAAP in case of the life insurance subsidiary.

Rupees in million
Reconciling items	Year ended
	March 31, 2007	March 31, 2008	March 31, 2009
Loss as per Indian GAAP	(6,489.1)	(13,950.6)	(7,797.0)

Adjustments on account of:

Difference in statutory reserve and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost	2,935.3	5,379.9	(423.5)

Actuarial reserves on lapsed policies	968.3	2,332.9	1,497.3

Compensation costs	(43.8)	(112.4)	(351.4)

Unrealized (loss)/gain on trading portfolio of participating funds	(604.6)	833.1	(846.7)

Deferred taxes	(125.0)	(532.4)	875.4

Others	(3.0)	(3.0)	(3.0)

Loss as per US GAAP	(3,361.9)	(6,052.5)	(7,048.9)

ICICI Bank Limited and subsidiaries Schedules forming part of the Consolidated Financial Statements

The aforesaid differences in respect of the life insurance subsidiary are described below.

i)	Net Actuarial Liability

Net Actuarial Liability is deferred acquisition cost (DAC) less statutory reserve.

1)	Deferred Acquisition cost

Under Indian GAAP, acquisition cost is charged to the revenue account in the year in which it is incurred whereas under US GAAP, the same is deferred over the policy term. Under US GAAP, expenses that vary with and are primarily related to the acquisition of new business are carried as deferred acquisition cost. This deferred acquisition cost is capitalized and written off in proportion to premium revenue recognize for Statement No. 60 products and based on the present value of estimated gross profits for Statement No. 97 products.

2)	Statutory Reserve

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

ICICI Bank Limited and subsidiaries Schedules forming part of the Consolidated Financial Statements

ii)	Unallocated policyholders’ surplus

Unallocated policyholders’ surplus represents amount to be set aside for policyholders under participating products as required under US GAAP.

iii)	Actuarial reserves on lapsed policies

Under US GAAP, certain actuarial reserves on lapsed policies created in earlier years are released through the profit and loss account. The release of such actuarial reserves have been accounted as funds for future appropriations as a balance sheet item under Indian GAAP in accordance with the instructions received from the Insurance Regulatory and Development Authority.

iv)	Compensation costs

It primarily represents the differences in the method followed for accounting of employee stock options. Under Indian GAAP, stock compensation costs are accounted for using the intrinsic value method as compared to US GAAP where the compensation costs have been accounted for based on fair value method in accordance with the requirement of Statement No. 123(R).

v)	Unrealized loss/(gain) on trading portfolio of participating funds

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

vi)	Deferred taxes

The differences in the accounting for deferred taxes are primarily on account of:

i)	Tax impact of all US GAAP adjustments.

ii)
Under Indian GAAP, deferred tax assets or liabilities are created based on substantively enacted tax rates, whereas under US GAAP, these are created on enacted tax rates in force at the balance sheet date.

The following table sets forth, for the periods indicated, the details of the significant differences between Indian GAAP and US GAAP for the general insurance subsidiary.

Rupees in million
Reconciling items	Year ended
	March 31, 2007	March 31, 2008	March 31, 2009
Profit as per Indian GAAP	683.6	1,028.7	236.3
Adjustments on account of:
Provision for re-insurance commission	(1,303.8)	(955.6)	50.9
Amortization of deferred acquisition costs	931.1	420.0	(131.9)
Premium deficiency	(214.3)	341.0	(343.0)
Compensation costs	(39.3)	(46.3)	(114.5)
Deferred taxes	210.8	78.9	193.2
Others	-	8.0	68.8
Profit / (Loss) as per US GAAP	268.1	874.7	(40.2)

ICICI Bank Limited and subsidiaries Schedules forming part of the Consolidated Financial Statements

The aforesaid differences in respect of the general insurance subsidiary are described below.

i)	Provision for re-insurance commission

Under Indian GAAP in the absence of any specific guidance, re-insurance commission on business ceded is recognized as income in the year of the ceding of the risk. Under US GAAP, proceeds from re-insurance transactions that represent recovery of acquisition costs are reduced from unamortized acquisition costs in such a manner that net acquisition costs are capitalized and charged to expense in proportion to net revenue recognized.

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

ICICI Bank Limited and subsidiaries Schedules forming part of the Consolidated Financial Statements

vi)	Deferred taxes

The differences in the accounting for deferred taxes are primarily on account of:

i)	Tax impact of all US GAAP adjustments.

ii)
Under Indian GAAP, deferred tax assets or liabilities are created based on substantively enacted tax rates, whereas under US GAAP, these are created on enacted tax rates in force at the balance sheet date.

d) Valuation of debt and equity securities

Under Indian GAAP unrealized loss of held for trading and available for sale securities are taken to profit & loss account. Under Indian GAAP, net unrealized gains on investments by category are ignored, except for the venture capital investments wherein the unrealized gains and losses are transferred to Reserves and Surplus. Under Indian GAAP, the impact of currency revaluation on debt securities denominated in foreign currency is taken to profit and loss account.

Under US GAAP, unrealized gains or losses on trading assets are recognized in the profit and loss account and unrealized gains or losses on securities classified as ‘available for sale’ are recognized in ‘Accumulated Other Comprehensive Income’ under stockholders’ equity except for the unrealized losses on securities identified as other than temporarily impaired which are recognized in profit and loss account. Under US GAAP, unrealized gains or losses on investments of venture capital subsidiaries are recognized in the profit and loss account. Under US GAAP, the impact of currency revaluation on non hedged ‘available for sale’ debt securities denominated in foreign currency is taken to other comprehensive income.

e) Amortization of fees and costs

Fees

Under US GAAP, loan origination fees (net of certain costs) are amortized over the period of the loans as an adjustment to the yield on the loan. However under Indian GAAP, loan origination fees are accounted for upfront except for certain fees, which are received in lieu of sacrifice of future interest, which are amortized over the remaining period of the facility. Also under Indian GAAP, loan origination costs, including commissions paid to direct marketing agents are expensed in the year in which they are incurred.

Costs

ICICI Bank Limited had implemented an Early Retirement Option Scheme 2003 for its employees in July 2003. All employees who had completed 40 years of age and seven years of service with the Bank (including period of service with entities amalgamated with the Bank) were eligible for the early retirement option scheme. The ex-gratia payments under early retirement option scheme, termination benefits and leave encashment in the excess of the provision made (net of tax benefits), aggregating to Rs. 1,910.0 million are being amortized under Indian GAAP over the period of five years commencing August 1, 2003. Under US GAAP, the same has been accounted in accordance with the provisions of Statement No. 87 on “Employers' Accounting for Pensions” and Statement No. 88 on “Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”. Accordingly under US GAAP, this amount was expensed in fiscal 2004.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

f)	Accounting for derivatives

Under Indian GAAP, the interest rate and exchange rate risks on some on-balance sheet assets and liabilities are hedged through swap contracts. The impact of such derivative instruments is correlated with the movement of underlying assets and accounted for on accrual basis, in accordance with Reserve Bank of India guidelines. The premium or discount arising on inception of forward exchange contracts that are entered into to establish the amount of reporting currency required or available at the settlement date of a transaction is amortized over the life of the contract. All other outstanding forward exchange contracts are revalued and the resultant gains or losses are recognized in the profit and loss account

Under US GAAP, the Group accounts for its derivative transactions in accordance with the provisions of Statement No. 133 on “Accounting for Derivative Instruments and Hedging Activities”, as amended. Accordingly certain derivative contracts classified as hedges under Indian GAAP may not qualify as hedges under US GAAP and are accounted for as trading derivatives with changes in fair value being recorded in the income statement.

Under US GAAP, the Group has designated certain derivatives as fair value hedges of certain interest-bearing assets and liabilities under Statement No. 133. At the inception of a hedge transaction, the Group formally documents the hedge relationship and the risk management objective and strategy for undertaking the hedge. This process includes identification of the hedging instrument, hedged item, risk being hedged and the methodology for assessing effectiveness and measuring ineffectiveness of the hedge. In addition, the Group assesses both at the inception of the hedge and on an ongoing basis, whether the derivative used in the hedging transaction is effective in offsetting changes in fair value or cash flows of the hedged item, and whether the derivative is expected to continue to be highly effective. The Group assesses the effectiveness of the hedge instrument at inception and continually on a quarterly basis.

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

The Group adopted the modified prospective method in which compensation cost is recognized in the previous year based on the requirements of Statement No. 123(R), for all the share-based payments granted after April 1, 2006 and based on the requirements of Statement No. 123 for all awards granted to employees prior to April 1, 2006 that remain unvested. Under Indian GAAP, the Group follows the intrinsic value method to account for its stock-based employees’ compensation plans. Compensation cost is measured by the excess, if any, of the fair market price, of the underlying stock over the exercise price on the grant date.

Under US GAAP, compensated absences are accounted for on an accrual basis. Under Indian GAAP, till March 31, 2006 compensated absences were also accounted on accrual basis, based on the basic salary of the employee, computed on actuarial basis. During the year ended March 31, 2007, the Institute of Chartered Accountants of India issued Accounting Standard (‘AS’) 15 (revised) on “Employee Benefits”, which is a revision of AS-15, on “Employee Benefits”. As per AS-15(R), in

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements addition to certain other changes, the Group was required to account for the provision for leave encashment based on an employees’ cost to the company instead of the basic salary, at which leaves can be encashed. AS-15(R) allowed an adjustment to the opening reserves for the difference in liability arising on account of retirement benefit at March 31, 2006.

Fringe benefit tax on Employee Stock Option Scheme

Under Indian GAAP, fringe benefit tax (FBT) recovered from employees is recorded as an offset against the corresponding expenses. Under US GAAP, the effect of FBT is considered in determining the fair value of the award on the grant date.

The weighted average fair value of options granted during the year ended March 31, 2009, after considering FBT is Rs. 257.65 and the weighted average fair value of options granted during the year ended March 31, 2008 and March 31, 2007 was Rs. 309.62 and Rs. 215.37 respectively.

Carried interest

The Group accounts for carried-interest obligations of certain investment funds that are consolidated by the Group as equity award in terms of Statement No.123I. Under Indian GAAP, these expenses are recognized in the profit and loss account when the proceeds from the underlying investments are realized and certain conditions are met. Under US GAAP, the expenses are included in net income during the service period.

h)	Accounting for securitization

Under US GAAP, the Group accounts for gain on sale of loans securitized (including float income) at the time of sale in accordance with Statement No. 140 on “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”. As per Statement No. 140, any gain or loss on the sale of the financial asset is accounted for in the income statement at the time of the sale. Under Indian GAAP, with effect from February 1, 2006, net income arising from securitization of loan assets is accounted for over the life of the securities issued or to be issued by the special purpose vehicle/special purpose entity to which the assets are sold. Net loss arising on account of the sell-down securitization and direct assignment of loan assets is recognized at the time of sale.

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

22.	Notes under US GAAP

Additional information required under US GAAP

a)	Fair value measurements

The Group adopted Statement of Financial Accounting Standards (SFAS) No. 157 on “Fair Value Measurements” on April 1, 2008. The Group determines the fair values of its financial instruments based on the fair value hierarchy established in SFAS No. 157. The standard describes three levels of inputs that may be used to measure fair value.

Level 1

Valuation is based upon quoted prices for identical instruments traded in active markets. The instruments that have been valued based upon such quoted prices include traded equity shares, mutual funds, bonds, forwards, futures and spots.

Level 2

Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, prices quoted by market participants and prices derived from valuation models which use significant inputs that are observable in active markets. Inputs used include interest rates, yield curves, volatilities, credit spreads etc., which are available from public sources like Reuters, Bloomberg, Fixed Income Money Markets & Derivatives Association of India etc. The products include government securities, debentures and bonds, certificate of deposits, vanilla options, simple interest rate derivatives, cross currency interest rate swaps, and swap options. The valuation of exotic derivative products are done by sourcing counterparty quotes at month ends. Venture Fund units are valued at the net asset value received from the Fund.

Level 3

Valuation is based on valuation techniques or models which use significant market unobservable inputs or assumptions. Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable or when determination of the fair value requires significant management judgment or estimation. The asset backed securities, credit derivative products and some classes of bonds fall in this category. The Group has valued the India linked credit derivatives and non rupee bonds at a combination of market quotes and cash flow discounting using spreads  published by  Fixed Income Money Markets & Derivatives Association of India corresponding to the domestic ratings of the issuer which is then adjusted with the additional credit spread mark ups depending on the liquidity of such financial instruments.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The valuation of Indian pass through certificates is dependent on the estimated cash flows that the underlying trust would pay out. The trust/originator makes a number of assumptions with regard to various variables to arrive at the estimated flows. The cash flow schedule received from the trust is discounted at the base yield curve rates and credit spreads published by Fixed Income Money Markets & Derivatives Association of India at month ends. Accordingly, these instruments are classified as Level 3 instruments.

The following table sets forth, the information about the Group’s assets and liabilities measured at fair value on a recurring basis at March 31, 2009 and the fair valuation techniques used to measure those products.

Rupees in million
Description	Level 1	Level 2	Level 3	Total
Investments	96,705.2	889,099.9	123,223.2	1,109,028.3
Derivatives[1]	(384.9)	43,813.5	(3,327.7)	40,100.9
Borrowing	..	(225,236.4)	..	(225,236.4)
Total	96,320.3	707,677.0	119,895.5	923,892.8
1.	net marked to market gains/(losses)

In view of the global credit crisis resulting in inactive markets, the original valuations based solely on market participant quotes/credit spreads were considered inadequate for determining the fair values of certain products and hence alternative valuation methodologies have been used for bonds, residential mortgage backed securities and credit derivative products. Bonds which have been identified as illiquid are valued based on the prices of similar assets or at a weighted average price derived from market quotes and valuation models have been classified as Level 2 or Level 3 instruments respectively.

The following table sets forth, certain additional information about changes in the fair value of Level 3 assets and liabilities.
Rupees in million

Description	Investments	Derivatives	Total
Beginning balance at April 1, 2008	83,046.0	(5,249.6)	77,796.4
Total gains or losses(realized/unrealized)
-Included in earnings	(8,294.4)	(1,988.7)	(10,283.1)
-Included in other comprehensive income	(6,467.0)	..	(6,467.0)
Purchases, issuances and settlements	5,010.4	4,678.3	9,688.7
Transfers in and out of level 3	41,445.4	..	41,445.4
Foreign currency translation adjustment	8,482.8	(767.6)	7,715.2
Ending balance at March 31, 2009	123,223.2	(3,327.6)	119,895.6
Total amount of gains or losses included in earnings attributable to change in unrealized gains or losses relating to assets still held at reporting date	(6,668.6)	2,689.5	(3,979.1)
Total gains or losses included in earnings	(8,294.4)	(1,988.7)	(10,283.1)
Change in unrealized gains or losses relating to assets at March 31, 2009	(6,668.6)	2,689.5	(3,979.1)

The Group has elected to defer application of principles of SFAS No. 157 to reporting units measured at fair value in the first step of a goodwill impairment test as described in SFAS No. 142, Goodwill and Other Intangible Assets in accordance with FSP 157-2, Effective date of SFAS No. 157.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

b)	Equity affiliates

Under US GAAP the Group accounts for its ownership interest in ICICI Prudential Life Insurance Limited (ICICI Life) and ICICI Lombard General Insurance Company Limited (ICICI General) by the equity method of accounting because of substantive participative rights held by the minority shareholders.

The following tables set forth, for the periods indicated, the summarized balance sheets and statements of operations of these entities.

Rupees in million
Balance sheet	At
	March 31, 2008		March 31, 2009
	ICICI Life	ICICI General	ICICI Life	ICICI General

Cash and cash equivalents	7,430.2	1,535.8	4,533.9	2,218.9
Securities	34,387.5	22,499.1	40,060.5	28,187.6
Assets held to cover linked liabilities	244,568.2	-	280,548.9	-
Other assets	54,358.0	14,312.2	43,454.7	24,811.7
Total assets	340,743.9	38,347.1	368,598.0	55,218.2

Provision for linked liabilities	244,568.2	..	280,548.9
Other liabilities	74,597.4	28,685.4	62,800.0	40,957.8
Stockholders’ equity	21,578.3	9,661.7	25,249.1	14,260.4
Total liabilities and stockholders’ equity	340,743.9	38,347.1	368,598.0	55,218.2

Rupees in million
Statement of income	Year ended
	March 31, 2008		March 31, 2009
	ICICI Life	ICICI General	ICICI Life	ICICI General
Interest income	6,479.6	1,702.2	11,703.4	2,234.6
Interest expense	..	..	-	-
Net interest income	6,479.6	1,702.2	11,703.4	2,234.6
Insurance premium	135,585.7	15,671.8	153,536.4	19,736.5
Other non-interest income	24,261.8	1,293.3	(73,624.8)	1,656.0
Non-interest expense	(173,328.0)	(17,598.0)	(100,549.3)	(24,094.1)
Income tax (expense)/ benefit	948.4	(194.6)	1,885.4	426.7
Net income/(loss)	(6,052.5)	874.7	(7,048.9)	(40.3)

The following table sets forth, for the periods indicated retained earning of the equity affiliates (3i Infotech Ltd and Firstsource Solutions Ltd) held by the Group.

Rupees in million
	At
	March 31, 2008		March 31, 2009
	3i Infotech	First source	3i Infotech	First source
Retained Earning	281.7	539.2	415.0	747.5
Total Retained Earning	712.4	2170.8	1050.9	3,015.4
% Holding	39.6%	24.8%	39.5%	24.8%

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The profit pick up for 3i Infotech for the year ended March 31, 2008 and March 31, 2009 amounted to Rs. 324.8 million and Rs. 669.4 million respectively. The profit pick up for Firstsource Solutions for the year ended March 31, 2008 and March 31, 2009 amounted to Rs. 228.9 million and Rs. 22.15 million respectively.

c)	Goodwill and intangible assets

The following table sets forth, for the periods indicated, a listing of goodwill and intangible assets, by category under US GAAP.

Rupees in million
	At
	March 31, 2008	March 31, 2009

Goodwill	8,179.6	8,179.6
Accumulated amortization	(54.0)	(54.0)
Goodwill, net	8,125.6	8,125.6

Customer-related intangibles	6,645.0	6,800.5
Accumulated amortization	(3,467.4)	(4,220.5)
Customer related intangibles, net	3,177.6	2,580.0

Asset management and advisory intangibles[1]	367.0	367.0

Other intangibles	47.0	47.0
Accumulated amortization	(47.0)	(47.0)
Other intangibles, net	-	-
Goodwill and intangible assets, net	11,670.2	11,072.6
1. With indefinite life.

The following table sets forth, for the periods indicated, the changes in goodwill under US GAAP.

Rupees in million
	At
	March 31, 2008	March 31, 2009

Opening balance	2,659.7	8,125.6
Goodwill relating to acquisitions consummated during the period	5,465.9
Closing balance	8,125.6	8125.6

The following table sets forth, for the periods indicated, the changes in intangible assets under US GAAP.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million
	At
	March 31, 2008	March 31, 2009
Opening balance	2,735.0	3,177.6
Amortization	(732.4)	(7,53.1)
Intangible assets relating to acquisitions	1,175.0	155.5
Closing balance	3,177.6	2,580.0

The following table sets forth, for the periods indicated, the estimated amortization schedule for intangible assets under US GAAP, on a straight line basis, for the next five years.

Rupees in million
Year ended March 31	Amount
2010	763.5
2011	666.5
2012	666.5
2013	119.5
2014	98.8
Thereafter	265.2
Total	2,580.0

d)	Employee benefits

Gratuity

In accordance with Indian regulations, the Group provides for gratuity, a defined benefit retirement plan covering all employees. The plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s salary and the years of employment with the Group. The gratuity benefit provided by the Group to its employees is equal to or greater than the statutory minimum.

In respect of the parent company, the gratuity benefit is provided to the employee either through a fund administered by a Board of Trustees or managed by Life Insurance Corporation of India (LIC) and ICICI Prudential Life Insurance Company Limited. The Group is responsible for settling the gratuity obligation through contributions to the fund. The plan is fully funded.

In respect of the remaining entities within the group, the gratuity benefit is provided through annual contributions to a fund administered and managed by LIC and ICICI Prudential Life Insurance Company Limited. Under this scheme, the settlement obligation remains with the Group, although LIC and ICICI Prudential Life Insurance Company Limited administer the scheme and determine the contribution premium required to be paid by the Group.

The following table sets forth, for the periods indicated, the funded status of the plans and the amounts recognized in the financial statements.
Rupees in million
	At
	March 31, 2008	March 31, 2009

Change in benefit obligations
Projected benefit obligations at beginning of the year	981.4	1,308.1
Service cost	225.1	302.8
Interest cost	97.5	197.8
Acquisition / Divestitures[1]	..	456.0

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

	At
	March 31, 2008	March 31, 2009

Plan amendments	96.4	11.8
Benefits paid	(148.1)	(289.8)
Actuarial (gain)/loss on obligations.	55.8	165.4
Projected benefit obligations at the end of the year	1,308.1	2,152.1

Change in plan assets
Fair value of plan assets at beginning of the year	940.9	1,175.2
Acquisition / Divestitures[1]	..	458.3
Fair value of plan assets acquired on acquisition	..	..
Actual return on plan assets	101.1	6.5
Employer contributions	281.3	1,064.6
Benefits paid	(148.1)	(289.8)
Plan assets at the end of the year	1,175.2	2,414.8

Funded status	(132.9)	262.6
Unrecognized actuarial loss	..	..
Unrecognized transitional obligation	..	..
Unrecognized prior service cost	..	..
Net amount recognized	(132.9)	262.6

Accumulated benefit obligation at year end	572.4	1,352.1
1.	Consequent to the acquisition of Sangli Bank Limited in fiscal year 2008.

The following table sets forth, for the periods indicated, the components of the net gratuity cost.

Rupees in million
	Year ended
	March 31, 2007	March 31, 2008	March 31, 2009

Service cost	234.9	225.1	302.8
Interest cost	80.5	97.5	197.8
Expected return on assets	(65.6)	(75.3)	(128.1)
Amortization of transition asset/liability	(1.1)	0.5	2.9
Amortization of prior service cost	4.7	4.7	7.2
Amortized actuarial (gain)/loss	9.1	1.5	1.6
Curtailment (gain)/ loss	..	..	..
Net gratuity cost	262.5	254.0	384.2

The discount rate for the corresponding tenure of obligations for gratuity is selected by reference to local government bond rates with a premium added to reflect the additional risk for AA rated corporate bonds.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine net periodic benefit cost.

	At
	March 31, 2007	March 31, 2008	March 31, 2009

Discount rate	8.0%	10.1%	10.1%
Rate of increase in the compensation levels	7.0%	7.0%	7.0%
Rate of return on plan assets	7.5%	7.5%	8.0%

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine benefit obligations.

	At
	March 31, 2007	March 31, 2008	March 31, 2009

Discount rate	10.1%	10.1%	8.7%
Rate of increase in the compensation levels	7.0%	7.0%	7.0%

Plan Assets

The Group determines its assumptions for the expected rate of return on plan assets based on the expected average long-term rate of return over the next 7 to 8 years on the types of investments prescribed as per statutory pattern of investment.

The following table sets forth, for the periods indicated, the Group’s asset allocation for gratuity and the target allocation for year ending March 31, 2010 by asset category based on fair values.

Asset Category	Post-retirement asset at Mar 31,	Post-retirement asset at Mar 31,	Target asset allocation
	2008	2009	2010

Debt Securities	0%	0%	0%
Other investments	100%	100%	100%
Total	100%	100%	100%

The plan assets primarily consist of investments made in insurer managed funds.

Investment strategy for plan assets maintained by ICICI Prudential Life Insurance Company Limited

The ICICI Prudential Life Insurance Company Limited administers the plan fund and it independently determines the target allocation by asset category. The investment strategy is to invest in a prudent manner for providing benefits to the participants of the scheme. The strategies are targeted to produce a return that, when combined with the Group’s contribution to the funds will maintain the fund’s ability to meet all required benefit obligations. The insurance industry in the country is highly regulated and ICICI Prudential Life Insurance Company Limited functions within regulated investment norms.

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

The following table sets forth, the benefit expected to be paid in each of the next five fiscal years and thereafter.

Rupees in million
Amount
Expected company contributions to the fund during the year ended March 31, 2010	455.0
Expected benefit payments from the fund during year ending March 31,
2010	264.7
2011	256.6
2012	337.0
2013	411.5
2014	430.8
Thereafter	2,582.4

The expected benefits are based on the same assumption used to measure the company’s benefit obligation at March 31, 2009.

Pension

The Group provides for pension, a deferred retirement plan covering certain employees. The plan provides for a pension payment on a monthly basis to these employees on their retirement based on the respective employee’s salary and years of employment with the Group. Employees covered by the pension plan are not eligible for benefits under the provident fund plan, a defined contribution plan. The pension plan pertained to the employees of erstwhile Bank of Madura and erstwhile Sangli Bank which were acquired with effect from March 2001 and April 2007 respectively. Erstwhile Bank of Madura and erstwhile Sangli Bank have separate pension fund that are managed in-house and the liability is totally funded as per the valuation arrived by the actuary. The pension payments to retired employees of erstwhile Bank of Madura and erstwhile Sangli Bank employees are being administered by ICICI Prudential Life Insurance Company, for whom the Bank has purchased master annuity policies.

The following table sets forth, for the periods indicated, the funded status of the plan and the amounts recognized in the financial statements.

Rupees in million
	At
	March 31, 2008	March 31, 2009

Change in benefit obligations
Projected benefit obligations at beginning of the year	859.6	314.9
Service cost	4.2	47.5
Interest cost	83.3	148.4
Acquisition / Divestitures[1]	..	1,135.9
Benefits paid	(774.8)	(455.5)
Curtailment and settlement (gain)/loss	62.9	31.6
Actuarial (gain)/loss on obligations	79.7	277.5
Projected benefit obligations at the end of the year	314.9	1500.3

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

	At
	March 31, 2008	March 31, 2009

Change in plan assets
Fair value of plan assets at beginning of the year	988.5	266.4
Actual return on plan assets	(12.2)	246.4
Acquisition / Divestitures[1]	..	1,223.7
Employer contributions	64.9	864.5
Benefits paid	(774.8)	(455.5)
Plan assets at the end of the year	266.4	2145.5

Funded status	(48.5)	645.2
Net amount recognized	(48.5)	645.2

Accumulated benefit obligation at year end	267.7	1,110.9

1.	Consequent to the acquisition of Sangli Bank Limited in the year ended March 31, 2008.

The following table sets forth, for the periods indicated, the components of the net pension cost.

Rupees in million
	Year ended
	March 31, 2007	March 31, 2008	March 31, 2009

Service cost	6.4	4.2	47.5
Interest cost	78.1	83.3	148.4
Expected return on assets	(90.1)	(71.7)	(117.5)
Curtailment and Settlement (gain) / loss	..	62.9	31.6
Actuarial (gain) / loss	(5.9)	(0.2)	2.5
Net pension cost	(11.5)	78.5	112.5

The discount rate for the corresponding tenure of obligations for pension is selected by reference to local government bond rates with a premium added to reflect the additional risk for AA rated corporate bonds.

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine net periodic benefit cost.

	At
	March 31, 2007	March 31, 2008	March 31, 2009

Discount rate	8.0%	10.1%	10.1%
Rate of increase in the compensation levels	7.0%	7.0%	7.0%
Rate of return on plan assets	7.5%	7.5%	8.0%
Pension increases	3.0%	3.0%	3.0%

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine benefit obligations.

	At
	March 31, 2007	March 31, 2008	March 31, 2009

Discount rate	10.1%	10.1%	8.7%
Rate of increase in the compensation levels	7.0%	7.0%	7.0%
Pension increases	3.0%	3.0%	3.0%

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Plan Assets

The Group determines its assumptions for the expected rate of return on plan assets based on the expected average long-term rate of return over the next 7 to 8 years on the types of investments prescribed as per statutory pattern of investment.

The following table sets forth, for the periods indicated, the Group’s asset allocation for pension and the target allocation for year ending March 31, 2010 by asset category based on fair values.

Asset Category	Pension assets at March 31,	Pension assets at March 31,	Target asset allocation
	2008	2009	2010
Debt Securities	100%	100%	100%
Other investments	0%	0%	0%
Total	100%	100%	100%

The plan assets are maintained through a fund administered and managed by a Board of Trustees for existing employees and ICICI Prudential Life Insurance Company for retired employees.

The investment strategy of the Group is to invest in a prudent manner for providing benefits to the participants of the scheme. The strategies are targeted to produce a return that, when combined with the Group’s contribution to the funds will maintain the fund’s ability to meet all required benefit obligations. Risk is reduced by investment in GOI securities or relatively low risk securities.

The following table sets forth, the benefit expected to be paid in each of the next five fiscal years and thereafter.

Rupees in million
Amount
Expected company contributions to the fund during the year ended March 31, 2010	-
Expected benefit payments from the fund during year ended March 31,
2010	46.7
2011	33.5
2012	60.5
2013	67.5
2014	94.7
Thereafter	380.0

The expected benefits are based on the same assumption used to measure the Group’s benefit obligation as of March 31, 2009.

Superannuation

The permanent employees of the Group are entitled to receive retirement benefits under the superannuation scheme operated by the Group. Superannuation is a defined contribution plan under which the Group contributes annually a sum equivalent to 15.0% of the employee’s eligible annual salary based on the option exercised by the employees, either to LIC or ICICI Prudential Life Insurance Company, the managers of the fund, who undertake to pay the lump sum and annuity payments pursuant to the scheme. The Group contributed Rs. 99.0 million, Rs. 118.9 million and Rs. 77.5 million to the employees’ superannuation plan for the year ended March 31, 2007, 2008 and 2009 respectively.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Provident fund

In accordance with Indian regulations, employees of the Group (excluding those covered under the pension scheme) are entitled to receive benefits under the provident fund, a defined contribution plan, in which, both the employee and the Group contribute monthly at a determined rate. These contributions are made to a fund set up by the Group and administered by a Board of Trustees. The contribution to the employees’ provident fund amounted to Rs. 699.3 million, Rs. 889.5 million and Rs. 940.5 million for the year ended March 31, 2007, 2008 and March 31, 2009 respectively.

d.	Earnings per share

Basic earnings per share is net income per weighted average equity shares. Diluted earnings per share reflects the effect that existing options would have on the basic earnings per share if they were to be exercised, by increasing the number of equity shares.

The basic and diluted earnings per share under US GAAP differs to the extent that income under US GAAP differs.

The following table sets forth, for the periods indicated, the computation of earnings per share as per US GAAP.

Rupees in million, except per share data
	Year ended
	March 31, 2007		March 31, 2008		March 31, 2009
	(in millions, except earnings per share data)

	Basic	Fully Diluted	Basic	Fully diluted	Basic	Fully Diluted
Earnings
Net income (before dilutive impact)	31,270.8	31,270.8	33,111.1	33,111.1	34,449.5	34,449.5
Contingent issuances of subsidiaries	..	(42.5)	..	(324.5)	..	(114.8)
	31,270.8	31,228.3	33,111.1	32,786.6	34,449.5	34,334.7
Common stock
Weighted-average common stock outstanding	892.8	892.8	1,055.6	1,055.6	1,113.1	1,113.1
Dilutive effect of employee stock options	..	4.9	..	6.5	..	2.2
Total	892.8	897.7	1,055.6	1,062.1	1,113.1	1,115.3

Earnings per share
Net income (Rs.)	35.02	34.79	31.37	30.87	30.95	30.78

e.	Income taxes
.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Components of deferred tax balances

The following table sets forth, for the periods indicated, components of the deferred tax balances
  Rupees in million
	At
	March 31, 2008	March 31, 2009

Deferred tax assets
Allowance for loan losses	27,555.9	32,663.5
Available for sale securities	2,102.5	3,214.1
Investments in trading securities	88.0	203.4
Unearned income	426.0	2,733.6
Employee retirement	196.2	219.4
Business/capital loss carry forwards	701.7	205.4
Deposits	1.2	22.8
Investments in subsidiaries and affiliates	2,712.9	5,316.8
Other	269.7	249.5
	34,054.1	44,828.5
Valuation allowance	(50.1)	(861.7)
Total deferred tax asset	34,004.0	43,966.8

Deferred tax liabilities
Property and equipment	(6,366.9)	(5,657.2)
Investments in subsidiaries and affiliates	(967.0)	(1,088.0)
Intangibles	(1,071.0)	(822.1)
Long-term debt	(332.6)	(351.5)
Others	(1,504.6)	(2,138.9)
Total deferred tax liability	(10,242.1)	(10,057.7)
Net deferred tax asset	23,761.9	33,909.1

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax asset is dependent on the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, the projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Group will realize the benefits of those deductible differences, net of the existing valuation allowances at March 31, 2008 and 2009. The amount of deferred tax assets considered realizable, however could be reduced in the near term if estimates of future taxable income are reduced.

The Indian statutory tax rate was 30% for the years ended March 31, 2007, 2008 and 2009. The above rate is increased by applicable surcharge and education cess payable on tax and surcharge. During each of the years presented, legislation was enacted in the first few months of the fiscal year that changed the amount of the surcharge for that fiscal year and future years. The rate of surcharge was 10.0% for each of the years ended March 31, 2007, 2008 and 2009, whereas rate of education cess was 2.0% for each of the years ended March 31, 2007, 2008 and 2009 and additional 1.0% as secondary and higher educational cess for each of the years ended March 31, 2008 and March 31, 2009. This resulted in a statutory tax rate of 33.66%, 33.99% and 33.99% for the years ended March 31, 2007, 2008 and 2009, respectively.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Reconciliation of tax rates

The following table sets forth, for the period indicated, reconciliation of expected income taxes at statutory income tax rate to income tax expense / (benefit).
Rupees in million
	Year ended
	March 31, 2007	March 31, 2008	March 31, 2009
Income/(loss) before income taxes[1]	38,140.0	41,466.6	47,129.0
Statutory tax rate	33.66%	33.99%	33.99%
Income tax expense/(benefit) at the statutory tax rate	12,837.9	14,094.5	16,019.1
Increases/(reductions) in taxes on account of:
Special tax deductions available to financial institutions	(1,483.2)	(619.0)	(767.2)
Exempt interest and dividend income	(1,627.0)	(5,817.7)	(3,864.4)
Income charged at rates other than statutory tax rate	(2,367.2)	(871.3)	(761.9)
Changes in the statutory tax rate	-	(41.8)	-
Expenses disallowed for tax purposes	1,094.1	1,827.9	1,902.4
Tax on undistributed earnings of subsidiaries	(640.9)	(405.7)	120.9
Change in valuation allowance	(612.3)	(6.1)	(50.0)
Tax adjustments in respect of prior year tax assessments	(126.9)	-	-
Others	(206.0)	194.7	80.5
Income tax expense/ (benefit) reported[2]	6,868.5	8,355.5	12,679.4

1.	Includes income / (loss) before income taxes of foreign subsidiaries of Rs. (381.3) million, 1,197.8 million and 8,137.0 million for years ended March 31, 2007, 2008 and 2009 respectively.
2.
Includes current taxes of foreign subsidiaries of Rs. 761.7 million, Rs. 740.0 million and Rs. 961.8 million and deferred taxes of. foreign subsidiaries of Rs. (5.7) million, Rs. (354.1) million and Rs. (2,021.8) million for the years ended March 31, 2007, 2008 and 2009 respectively.

The net change in the total valuation allowance for the years ended March 31, 2007, March 31, 2008 and March 31, 2009 was a decrease of Rs. 724.0 million and a decrease of Rs. 6.1 million and a decrease of Rs. 50.0 million respectively.

At March 31, 2009, total business loss carry forwards pertaining to the Group’s subsidiaries are Rs. 220.9 million with expiration dates as follows: March 31, 2016: Rs. 120.7 million, December 31, 2027: Rs. 32.8 million and December 31, 2028: Rs. 67.2 million.

At March 31, 2009, total capital loss carry forwards pertaining to the Bank is Rs. 579.9 million and expiration date is March 31, 2017.

Accounting for uncertainty in income taxes:

On April 1, 2007 the Group adopted the provisions of FASB Interpretation 48 “Accounting for Uncertainty in Income Taxes” (or ‘FIN 48’). Upon adoption of FIN 48, the Group’s policy to record interest and penalties relating to gross unrecognized tax benefits within the income tax expense did not change. However, no interest is recorded in view of the adequate taxes paid by the Group in respect of unrecognized tax benefits. No penalties have been accrued as of March 31, 2009, as the Group believes that the tax position taken has met the minimum statutory requirements to avoid payment of penalties.

The following table sets forth, for the periods indicated a reconciliation of the beginning and ending amount of unrecognized tax benefits.
Rupees in million
	March 31, 2008	March 31, 2009
Beginning balance	8,848.3	8,848.3
Increases related to prior year tax positions	..	..
Increases related to current year tax positions	..	178.5
Decreases related to prior year tax positions	..	..
Decreases related to settlements with taxing authorities	..	..
Decreases related to lapsing of statute of limitations	..	..
Ending balance	8,848.3	9,026.8

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The Group’s total unrecognized tax benefits, at March 31, 2008 and 2009, if recognized, would reduce the tax provisions by Rs. 7,902.7 million in each of the years ended March 31, 2008 and 2009 and thereby would affect the Group’s effective tax rate.

The Group’s major tax jurisdiction is India and the assessment is not yet completed for fiscal year 2007 and onwards. However, there are appeals pending with various authorities for fiscal year 1993 onwards.

Significant changes in the amount of unrecognized tax benefits within the next 12 months cannot be reasonably estimated as the changes would depend upon the progress of tax examinations with various tax authorities.

f.	Other than temporary impairment

The Group has determined that certain unrealized losses on the Group’s investments in equity and debt securities are temporary in nature. The Group conducts a review each year to identify and evaluate investments that have indications of possible impairment. An investment in an equity or debt security is impaired if its fair value falls below its cost and the decline is considered other than temporary. Factors considered in determining whether a loss is temporary include the financial condition and near term prospects of the issuer, and the Group’s ability and intent to hold the investment for a period sufficient to allow for any anticipated recovery. The Group’s review of impairment generally entails:

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

•	documentation of the results of these analysis, as required under business policies.

The following table sets forth, the fair value of the investments in equity and debt securities in an unrealized loss position at March 31, 2009.

Rupees in million
Description of securities	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Corporate debt securities	71,123.8	(10,020.8)	88,962.1	(10,875.9)	160,085.9	(20,896.7)
Government securities	165,757.4	(7,913.8)	49,478.7	(1,476.6)	215,236.1	(9,390.4)
Other securities	..	..	9,790.9	(541.2)	9,790.9	(541.2)
Total debt securities	236,881.2	(17,934.6)	148,231.7	(12,893.7)	385,112.9	(30,828.3)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million
Description of securities	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Marketable equity securities	3,130.8	(1,221.3)	..	..	3,130.8	(1,221.3)
Other securities	1,754.7	(500.4)	23.0	(1.5)	1,777.7	(501.9)
Total	241,766.7	(19,656.3)	148,254.7	(12,895.2)	390,021.4	(32,551.5)

The following table sets forth, the fair value of the investments in equity and debt securities in an unrealized loss position at March 31, 2008.

Rupees in million
Description of securities	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Corporate debt securities	42,830.5	(966.2)	53,724.8	(2,546.5)	96,555.3	(3,512.7)
Government securities	130,480.1	(2,538.9)	263,898.3	(4,812.1)	394,378.4	(7,351.0)
Other securities	13,166.6	(822.2)	21,554.5	(2,614.7)	34,721.1	(3,436.9)
Total debt securities	186,477.2	(4,327.3)	339,177.6	(9,973.3)	525,654.8	(14,300.6)

Marketable equity securities	6,466.6	(1,969.3)	..	..	6,466.6	(1,969.3)
Other securities	17,460.5	(789.7)	455.5	(96.9)	17,916.0	(886.6)

Total	210,404.3	(7086.3)	339,633.1	(10,070.2)	550,037.4	(17,156.5)

The reasons for not classifying certain investments in debt and equity securities with unrealized losses as other than temporarily impaired are as follows.

•
The unrealized losses on corporate debt securities and other securities are due to the market rate movement. Thus the Group does not consider these investments to be other than temporarily impaired at March 31, 2009.

•
The unrealized losses on Government securities were due to interest rate increases. The Group has the ability and intent to hold these investments until the recovery of fair value, which may be at maturity when the investments will be settled at amortized cost. Thus the Group does not consider those investments to be other than temporarily impaired at March 31, 2009.

•
The diminution in the value of marketable equity securities are not considered as other than temporarily impaired at March 31, 2009 after considering the factors like projects under implementation, strategic nature of investments and the entity’s proposed capacity expansion for improving the marketability of the product, increasing sale trend, cash flows etc.

Based on the above evaluation and the company’s ability and intent to hold those investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Group does not consider these to be other than temporarily impaired at March 31, 2009.

The Bank also holds certain equity securities carried at cost amounting to Rs. 2,077.0 million (March 31, 2008: Rs. 5,914.4 million), which have been assessed for impairment.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

g.	Comprehensive income

The following table sets forth, for the periods indicated, details of comprehensive income.
Rupees in million
	March 31, 2007	March 31, 2008	March 31, 2009

Net income/(loss) (net of tax)	31,271.0	33,111.1	34,449.5
Other Comprehensive Income:
Net unrealized gain/(loss) on securities, net of realization & others (net of tax)[1]	(3,030.0)	462.0	(12,316.3)
Translation adjustments	(719.0)	(1,749.0)	11,463.0
Employee accounting for deferred benefit pensions and other post retirement benefits (net of tax)[2]	(14.0)	(84.3)	(276.0)
Comprehensive income	27,508.0	31,739.8	33,320.2
1.	Net of tax effect of Rs. 1,841.0 million, Rs. (1,840.6) million and Rs. 1,288.4 million for the year ended March 31, 2009, March 31, 2008, and March 31, 2007 respectively.
2.	Net of tax effect of Rs. 140.6 million, Rs. 43.7 million, and Rs. 6.8 million for the year ended March 31, 2009, March 31, 2008 and March 31, 2007 respectively.

h.	Guarantees

As a part of its project-financing and commercial banking activities, the Group has issued guarantees to enhance the credit standing of its customers. These generally represent irrevocable assurances that the Group will make payments in the event that the customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary where a customer fails to perform a non-financial contractual obligation. The guarantees are generally for a period not exceeding 10 years.

The credit risks associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. The current carrying amount of the liability for the Group’s obligations under the guarantees as on March 31, 2009 amounted to Rs. 2,611.2 million (March 31, 2008: Rs. 2,664.8 million).

The following table sets forth, the details of guarantees outstanding at March 31, 2009.
Rupees in million
Nature of guarantee	Maximum potential amount of future payments under guarantee

	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total

Financial guarantees	100,009.1	50,891.8	15,055.1	9,498.8	175,454.8
Performance guarantees	151,476.8	190,590.3	62,474.5	14,361.3	418,902.9
Total guarantees	251,485.9	241,482.1	77,529.6	23,860.1	594,357.7

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The Group has collateral available to reimburse potential losses on its guarantees. Margins in the form of cash and fixed deposit available to the Group to reimburse losses realized under guarantees amounted to Rs. 12,194.7 million (March 31, 2008: Rs. 11,409.7 million). Other property or security may also be available to the Group to cover these losses under guarantees.

Performance risk

For each borrower, credit rating is assigned before assuming exposure as well as periodically thereafter. Ratings are reviewed normally annually or whenever enhancement / post sanction is considered.  Further, the Bank has put in place a comprehensive risk assessment framework for rating and exposures on a frequency, which is higher than annual, based on the rating and the quantum of exposures.

While assigning credit rating various risks associated with the borrower namely industry risk, business risk, management risk, financial risk and project risk, if applicable are evaluated. In case the borrower’s risk profile deteriorates any time during the currency of the exposure, efforts are initiated to mitigate risks and to contain the exposure.

In addition to evaluation of risks, while assuming various exposures including guarantees, the legal risks arising from the guarantees are carefully ascertained and mitigation provided.  The guarantee text is subjected to detailed legal scrutiny to ascertain the risks faced by the Bank.

While assuming guarantee exposures, the possibility of non-performance or non-payment are evaluated, taking into consideration various relevant factors, including the borrower’s ability to perform. It is also ascertained if the borrower would be in a position to repay the obligations, in the event of invocation.

Both the borrower risk and the specific transaction risks for guarantees are thus evaluated in detail to ensure that the guarantees are not subjected to undue risks, other than the usual business risks associated with such guarantees.

23.	Regulatory matters

Subsequent to the reverse acquisition, the Bank is a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to examination by the Reserve Bank of India.

Statutory liquidity requirement

In accordance with the Banking Regulation Act, 1949, the Bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid unencumbered assets like cash, gold and approved securities. The amount of securities required to be maintained at March 31, 2009 was Rs. 566,331.7 million (March 31, 2008: Rs. 715,114.7 million), and the Bank complied with the requirement throughout the year.

Capital Adequacy

The Bank is subject to the capital adequacy norms stipulated by the Reserve Bank of India guidelines based on Basel II which became applicable to the Bank with effect from March 31, 2008. Prior to March 31, 2008, the Bank was subject to the capital adequacy norms as stipulated by the

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Reserve Bank of India guidelines based on Basel I framework. The Reserve Bank of India guidelines on Basel II require the Bank to maintain a minimum ratio of total capital to risk weighted assets of 9.0%, with a minimum Tier-1 capital adequacy ratio of 6.0%.

Under Pillar 1 of the Reserve Bank of India guidelines on Basel II, the Bank follows the standardized approach for credit and market risk and basic indicator approach (BIA) for operational risk.

In view of its transitional arrangements to the Basel II framework, the Reserve Bank of India has prescribed a parallel run under which the Bank calculates capital adequacy under both Basel I and Basel II. Further at March 31, 2009, the Bank is required to maintain capital adequacy based on the higher of the minimum capital required under Basel II or at 90.0% of the minimum capital required under Basel I. The computation under Basel II guidelines results in a higher minimum capital requirement as compared to Basel I and hence as a result the capital adequacy as at March 31, 2009 has been maintained and reported by the Bank as per Basel II guidelines.

 The capital adequacy ratio of the Bank calculated in accordance with the Reserve Bank of India guidelines on Basel II at March 31, 2009 is 15.53% (March 31, 2008: 13.97%) while the capital adequacy ratio as per the Basel I framework is 15.92% on that date (March 31, 2008: 14.92%). These are based on unconsolidated financial statements as per Indian GAAP.

24.	Comparative figures

Figures of the previous year have been regrouped to conform to the current year presentation.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

For and on behalf of Board of Directors

/s/ Chanda D. Kochhar	/s/ N.S. Kannan
Chanda D. Kochhar Managing Director & CEO	N.S. Kannan Executive Director and CFO

/s/ Rakesh Jha	/s/ Sandeep Batra
Rakesh Jha Deputy Chief Financial Officer	Sandeep Batra Group Compliance Officer & Company Secretary

Place: Mumbai
Date:  September 25, 2009