Form 20-F
period 2010-03-31
ICICI BANK LTD
filed 2010-09-29
CIK 1103838

As filed with the Securities and Exchange Commission on September 29, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended March 31, 2010
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
None
The number of outstanding Equity Shares of ICICI Bank Limited as of March 31, 2010 was 1,114,845,314.

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
Large accelerated filer  ☒      Accelerated filer  ☐     Non-accelerated filer  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filling:
U.S. GAAP  ☐       International Financial Reporting Standards as issuedOther  ☒
By the International Accounting Standards Board  ☐
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐     Item 18 ☒
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  ☐    No ☒

i

CROSS REFERENCE SHEET

Form 20-F	Item Number and Caption	Location	Page

Part – I
1	Identity of Directors, Senior Management and Advisers	Not applicable

2	Offer Statistics and Expected Timetable	Not applicable

3	Key Information	Selected Consolidated Financial and Operating Data	94
		Exchange Rates	3
		Risk Factors	7

4	Information on the Company	Business	27
		Operating and Financial Review and Prospects—Capital Expenditure	143
		Operating and Financial Review and Prospects—Effect of Other Acquisitions	106
		Operating and Financial Review and Prospects—Segment Revenues and Assets	145
		Overview of the Indian Financial Sector	187
		Supervision and Regulation	200
		Business—Properties	88

4A	Unresolved Staff Comments	None

5	Operating and Financial Review and Prospects	Operating and Financial Review and Prospects	100
		Business—Risk Management	48
		Business—Funding	45

6	Directors, Senior Management and Employees	Management	172
		Business—Employees	86

7	Major Shareholders and Related Party Transactions	Business—Shareholding Structure and Relationship with the Government of India	29
		Operating and Financial Review and Prospects—Related Party Transactions	159
		Management—Compensation and Benefits to Directors and Officers—Loans	185
		Schedule 19A. Note 2 in Notes to Consolidated Financial Statements	F-39

8	Financial Information	Report of Independent Registered Public Accounting Firm	F-2
		Consolidated Financial Statements and the Notes thereto	F-4
		Operating and Financial Review and Prospects—Introduction	100

Form 20-F	Item Number and Caption	Location	Page
		Business—Legal and Regulatory Proceedings	88
		Dividends	237

9	The Offer and Listing	Market Price Information	5

10	Additional Information	Additional Information	246
		Exchange Controls	231
		Taxation	238
		Restriction on Foreign Ownership of Indian Securities	234
		Dividends	237
		Business—Subsidiaries and Joint Ventures	80

11	Quantitative and Qualitative Disclosures About Market Risk	Business—Risk Management—Quantitative and Qualitative Disclosures About Market Risk	54

12	Description of Securities Other than Equity Securities	Not applicable

Part – II
13	Defaults, Dividend Arrearages and Delinquencies	Not applicable

14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable

15	Controls and Procedures	Business—Risk Management—Controls and Procedures	65

16	[Reserved]	Not applicable

16A	Audit Committee Financial Expert	Management—Corporate Governance—Audit Committee	178

16B	Code of Ethics	Management—Corporate Governance—Code of Ethics	180

16C	Principal Accountant Fees and Services	Management—Corporate Governance—Principal Accountant Fees and Services	180

16D	Exemptions from the Listing Standards for Audit Committees	Not applicable

Form 20-F	Item Number and Caption	Location	Page
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Business—Shareholding Structure and Relationship with the Government of India	29

Part – III
17	Financial Statements	See Item 18

18	Financial Statements	Report of Independent Registered Public Accounting Firm	F-2
Consolidated Financial Statements and the Notes Thereto

19	Exhibits	Exhibit Index and Attached Exhibits	Exh-1

CERTAIN DEFINITIONS

In this annual report, all references to “we”, “our” and “us” are to ICICI Bank Limited and its consolidated subsidiaries and other consolidated entities under generally accepted accounting principles in India (“Indian GAAP”). In the financial statements contained in this annual report and the notes thereto, all references to “the Company” are to ICICI Bank Limited and its consolidated subsidiaries and other consolidated entities under Indian GAAP.

References to specific data applicable to particular subsidiaries or other consolidated entities are made by reference to the name of that particular entity. References to the “amalgamation” are to the amalgamation of ICICI, ICICI Personal Financial Services and ICICI Capital Services with ICICI Bank. References to “the Scheme of Amalgamation” are to the Scheme of Amalgamation of ICICI, ICICI Personal Financial Services and ICICI Capital Services with ICICI Bank approved by the High Court of Gujarat at Ahmedabad on March 7, 2002 and by the High Court of Judicature at Bombay on April 11, 2002 and approved by the Reserve Bank of India on April 26, 2002. References to “Sangli Bank” are to The Sangli Bank Limited prior to its amalgamation with ICICI Bank, effective April 19, 2007. References to “Bank of Rajasthan” are to The Bank of Rajasthan Limited prior to its amalgamation with ICICI Bank, effective from the close of business at August 12, 2010.

References to “ICICI Bank” and “the Bank” are, to ICICI Bank Limited on an unconsolidated basis. References to “ICICI” are to ICICI Limited and its consolidated subsidiaries and other consolidated entities under Indian GAAP prior to the amalgamation of ICICI Limited, ICICI Personal Financial Services Limited and ICICI Capital Services Limited with ICICI Bank Limited which was effective March 30, 2002 under Indian GAAP. References to a particular “fiscal” year are to the year ended on March 31 of such a year. Unless otherwise indicated, all references to the “Board of Directors” and the “Board” are to the board of directors of ICICI Bank.

All references to the “Companies Act”, the “Banking Regulation Act” and the “Reserve Bank of India Act” are to the Companies Act, 1956, the Banking Regulation Act, 1949 and the Reserve Bank of India Act, 1934 as passed by the Indian Parliament and as amended from time to time. All references to “RBI” and the “Reserve Bank of India” are to the central banking and monetary authority of India.

Pursuant to the issuance and listing of our securities in the United States under registration statements filed with the United States Securities and Exchange Commission, we file annual reports on Form 20-F which must include financial statements prepared under generally accepted accounting principles in the United States (US GAAP), or financial statements prepared according to a comprehensive body of accounting principles with a reconciliation of net income and stockholders’ equity to US GAAP. When we first listed our securities in the United States, Indian GAAP was not considered a comprehensive body of accounting principles under the United States securities laws and regulations. Accordingly, our annual reports on Form 20-F for fiscal years 2000 through 2005 included US GAAP financial statements. However, pursuant to a significant expansion of Indian accounting standards, Indian GAAP constitutes a comprehensive body of accounting principles. Accordingly, we have included in this annual report, as in the annual reports for fiscal years 2006, 2007, 2008 and 2009, consolidated financial statements prepared according to Indian GAAP, with a reconciliation of net income and stockholders’ equity to US GAAP and a description of significant differences between Indian GAAP and US GAAP.

Our annual report prepared and distributed to our shareholders under Indian law and regulations include unconsolidated Indian GAAP financial statements, management’s discussion and analysis of the Bank’s results of operations and financial condition based on the Bank’s unconsolidated Indian GAAP financial statements and our consolidated Indian GAAP financial statements.

FORWARD-LOOKING STATEMENTS

We have included statements in this annual report which contain words or phrases such as “will”, “would”, “aim”, “aimed”, “will likely result”, “is likely”, “are likely”, “believe”, “expect”, “expected to”, “will continue”, “will achieve”, “anticipate”, “estimate”, “estimating”, “intend”, “plan”, “contemplate”, “seek to”, “seeking to”, “trying to”, “target”, “propose to”, “future”, “objective”, “goal”, “project”, “should”, “can”, “could”, “may”, “will pursue” and similar expressions or variations of such expressions that may constitute “forward-looking statements”. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries in which we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our retail deposit growth strategy, our use of the internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks that we face following our rapid international growth, future levels of non-performing and restructured loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions in which we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking and insurance regulations and other regulatory changes in India and other jurisdictions on us, including on the assets and liabilities of ICICI, a former financial institution not subject to Indian banking regulations, the state of the global financial system and systemic risks, the bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature of credit spreads and interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks. We undertake no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this annual report include, but are not limited to, the monetary and interest rate policies of India and the other markets in which we operate, natural calamities and environmental issues, general economic and political conditions in India, southeast Asia, and the other countries which have an impact on our business activities or investments, political or financial instability in India or any other country caused by any factor including any terrorist attacks in India, the United States or elsewhere or any other acts of terrorism worldwide, any anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, the monetary and interest rate policies of India, tensions between India and Pakistan related to the Kashmir region or military armament or social unrest in any part of India, inflation, deflation, unanticipated turbulence in interest rates, changes or volatility in the value of the rupee, foreign exchange rates, equity prices or other rates or prices, the performance of the financial markets in general, changes in domestic and foreign laws, regulations and taxes, changes in competition and the pricing environment in India and regional or general changes in asset valuations. For a further discussion of the factors that could cause actual results to differ, see the discussion under “Risk Factors” contained in this annual report.

EXCHANGE RATES

Fluctuations in the exchange rate between the Indian rupee and the US dollar will affect the US dollar equivalent of the Indian rupee price of our equity shares on the Indian stock exchanges and, as a result, will affect the market price of our American Depositary Shares, or ADSs, in the United States. These fluctuations will also affect the conversion into US dollars by the depositary of any cash dividends paid in Indian rupees on our equity shares represented by ADSs.

In July 1991, the government adjusted the Indian rupee downward by an aggregate of approximately 20.0% against the US dollar. The adjustment was effected as part of an economic package designed to overcome economic and foreign exchange problems. After the Indian rupee was made convertible on the current account in March 1993, it depreciated on an average annual basis at a rate of approximately 5-6% until fiscal 2003, before appreciating slightly in fiscals 2004 and 2005. The rupee depreciated against the US dollar by 2.0% during fiscal 2006. During fiscal 2007, the rupee appreciated against the US dollar by 3.1%, moving from Rs. 44.48 per US$ 1.00 at March 31, 2006 to Rs. 43.10 per US$ 1.00 at March 30, 2007. During fiscal 2008 the rupee appreciated against the US dollar by 7.1%, moving from Rs. 43.10 per US$ 1.00 at March 30, 2007 to Rs. 40.02 per US$ 1.00 at March 31, 2008 led largely by increased capital flows following strong economic growth. During fiscal 2009 following the onset of the global financial crisis and decline in capital flows, the rupee depreciated against the US dollar by 27.1%, moving from Rs. 40.02 per US$ 1.00 at March 31, 2008 to Rs. 50.87 per US$ 1.00 at March 31, 2009. Given improved domestic economic conditions, during fiscal 2010, the rupee appreciated against the US dollar by 11.6% moving from Rs. 50.87 per US$ 1.00 at March 31, 2009 to Rs. 44.95 at March 31, 2010. During fiscal 2011 (through August 31, 2010), the rupee depreciated against the US dollar by 4.6%, moving from Rs. 44.95 per US$ 1.00 at March 31, 2010 to Rs. 47.02 at August 31, 2010. This was largely on account of increased global risk aversion following the perceived risk of sovereign default in certain European countries.

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
Fiscal Year	Period End(1)	Average(1)(2)
2006	44.48	44.20
2007	43.10	45.06
2008	40.02	40.13
2009	50.87	46.32
2010	44.95	47.18
2011 (through August 31, 2010)	47.02	46.06
Month	High	Low
March 2009	51.96	50.21
April 2009	50.48	49.55
May 2009	49.75	46.95
June 2009	48.50	46.78
July 2009	49.16	47.75
August 2009	48.90	47.27
September 2009	49.05	47.75
October 2009	47.72	46.00
November 2009	47.37	46.06
December 2009	46.85	46.00
January 2010	46.35	45.35
February 2010	46.79	45.97
March 2010	46.01	44.94
April 2010	44.79	44.10
May 2010	47.49	44.46
June 2010	47.08	45.64

Month	High	Low
July 2010	47.23	46.25
August 2010 (through August 31, 2010)	47.02	45.70

(1)	The exchange rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.

(2)	Represents the average of the exchange rate on the last day of each month during the period.

Although certain rupee amounts in this annual report have been translated into US dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into US dollars at any particular rate, the rates stated below, or at all. Except as otherwise stated in this annual report, all translations from rupees to US dollars are based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at March 31, 2010. The Federal Reserve Bank of New York certifies this rate for customs purposes in a weekly version of the H.10 release. The exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at March 31, 2010 was Rs. 44.95 per US$ 1.00 and at August 31, 2010 was Rs. 47.02 per US$ 1.00.

MARKET PRICE INFORMATION

Equity Shares

Our outstanding equity shares are currently listed and traded on the Bombay Stock Exchange, or the BSE, and on the National Stock Exchange of India Limited, or the NSE.

At September 3, 2010, 1,147,324,085 equity shares were outstanding. The prices for equity shares as quoted in the official list of each of the Indian stock exchanges are in Indian rupees.

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

	Price per equity share(1)
	High		Low		High		Low
Annual prices:
Fiscal 2006	Rs.	628.75	Rs.	359.95	US$	14.14	US$	8.09
Fiscal 2007		999.70		451.20		23.19		10.47
Fiscal 2008		1,435.00		759.95		35.86		18.99
Fiscal 2009		942.85		262.95		18.53		5.17
Fiscal 2010		963.65		349.35		21.44		7.77
Quarterly prices:
Fiscal 2009:
First Quarter	Rs.	942.85	Rs.	630.20	US$	21.96	US$	14.68
Second Quarter		771.15		493.30		16.60		10.62
Third Quarter		550.90		308.50		11.34		6.35
Fourth Quarter		523.45		262.95		10.29		5.17
Fiscal 2010:
First Quarter	Rs.	756.15	Rs.	349.35	US$	15.84	US$	7.32
Second Quarter		907.60		628.85		18.87		13.08
Third Quarter		959.10		771.75		20.67		16.63
Fourth Quarter		963.65		787.30		21.44		17.52
Fiscal 2011 (through August 31, 2010):		1,013.00		809.35		21.54		17.21
Monthly prices:
November 2009	Rs.	924.50	Rs.	786.30	US$	19.91	US$	16.93
December 2009		893.55		809.35		19.26		17.44
January 2010		894.85		787.30		19.42		17.09
February 2010		872.15		798.15		18.94		17.33
March 2010		963.65		897.15		21.44		19.96
April 2010		997.80		918.00		22.57		20.77
May 2010		936.90		809.35		20.23		17.48
June 2010		900.40		817.50		19.40		17.61
July 2010		928.70		840.05		20.04		18.12
August 2010		1,013.00		939.55		21.54		20.16

(1)	Data from the NSE. The prices quoted on the BSE may be different.

At August 31, 2010, the closing price of equity shares on the NSE was Rs. 977.70 equivalent to US$ 20.79 per equity share (US$ 41.59 per ADS on an imputed basis) translated at the exchange rate of Rs. 47.02 per US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board on August 31, 2010.

At year-end fiscal 2010, there were approximately 692,091 holders of record of our equity shares, of which 228 had registered addresses in the United States and held an aggregate of approximately 57,804 equity shares.

ADSs

Our ADSs, each representing two equity shares, were originally issued in March 2000 in a public offering and are listed and trade on the New York Stock Exchange under the symbol IBN. The equity shares underlying the ADSs are listed on the BSE and the NSE.

At year-end fiscal 2010, ICICI Bank had approximately 158 million ADSs, equivalent to about 316 million equity shares, outstanding. At August 25, 2010, there were approximately 69,000 record holders of ICICI Bank’s ADSs, out of which 141 have registered addresses in the United States.

The following table sets forth, for the periods indicated, the reported high and low closing prices on the New York Stock Exchange for our outstanding ADSs traded under the symbol IBN.

	Price per ADS
	High		Low
Annual prices:
Fiscal 2006	US$	32.26	US$	18.08
Fiscal 2007		46.74		21.25
Fiscal 2008		72.88		35.16
Fiscal 2009		47.20		9.96
Fiscal 2010		43.43		14.36
Quarterly prices:
Fiscal 2009:
First Quarter	US$	47.20	US$	28.76
Second Quarter		36.82		21.83
Third Quarter		24.50		11.33
Fourth Quarter		22.00		9.96
Fiscal 2010:
First Quarter	US$	32.62	US$	14.36
Second Quarter		38.56		26.04
Third Quarter		41.24		31.45
Fourth Quarter		43.43		33.47
Fiscal 2011 (through August 31, 2010):		45.79		34.85
Monthly prices:
November 2009	US$	40.68	US$	32.80
December 2009		38.39		34.21
January 2010		39.31		33.47
February 2010		38.25		33.54
March 2010		43.43		38.89
April 2010		45.79		40.81
May 2010		42.43		34.85
June 2010		38.97		34.96
July 2010		39.36		35.77
August 2010		42.68		40.73

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

A slowdown in the Indian economy could adversely affect our business and our borrowers and contractual counterparties, especially if such a slowdown were to be continued and prolonged. The growth rate of India’s gross domestic product, or GDP, which was 9.0% or higher in each of fiscal years 2006, 2007 and 2008, moderated to 6.7% during fiscal 2009. GDP growth recovered subsequently, reaching 7.4% during fiscal 2010, and 8.8% in the first quarter of fiscal 2011. From 2005, interest rates in the Indian economy increased significantly following monetary measures to control rising inflation, and we experienced a slowdown in disbursements of housing, automobile and other retail loans in fiscal 2007, 2008 and 2009. From October 2008, the Reserve Bank of India significantly reduced policy rates and reserve ratios in response to the global financial crisis. This also led to a decline in deposit and lending rates in the banking system. However, market interest rates remained volatile in fiscal 2010 due to the government’s fiscal deficit and borrowing program. Further, inflation as measured by the Wholesale Price Index, after falling to -1.0% in June 2009, increased to 10.0% in July 2010. In response to the rising inflationary pressures and the economic recovery, the Reserve Bank of India began an exit from its accommodative monetary policy, withdrawing special liquidity measures introduced during the financial crisis and raising the repo rate by an aggregate of 125 basis points, the reverse repo rate by an aggregate of 175 basis points and the cash reserve ratio by an aggregate of 100 basis points since February 2010. Any further increase in inflation in the future, due to increases in prices of commodities such as crude oil or otherwise, may result in a further tightening of monetary policy. On June 25, 2010, the government of India announced an increase in fuel prices, including a complete deregulation of petrol prices, which may lead to an increase in inflationary pressures. The uncertainty regarding liquidity and interest rates and any increase in interest rates or reduction in liquidity could adversely impact our business. The Indian economy in general and the agriculture sector in particular may be impacted by the level and timing of monsoon rainfall, which was below average in fiscal 2010.

Further, in light of the increasing linkage of the Indian economy to other economies, the Indian economy is increasingly influenced by economic and market conditions in other countries. As a result, a recession in the United States and other countries in the developed world and a slowdown in economic growth in major emerging markets like China could have an adverse impact on economic growth in India. A slowdown in the rate of growth in the Indian economy could result in lower demand for credit and other financial products and services and higher defaults among corporate, retail and rural borrowers, which could adversely impact our business, our financial performance, our stockholders’ equity, our ability to implement our strategy and the price of our equity shares and ADSs.

Financial instability in other countries, particularly emerging market countries and countries where we have established operations, could adversely affect our business and the price of our equity shares and ADSs.

Since August 2007, the global financial system experienced difficult credit and liquidity conditions and disruptions leading to less liquidity, greater volatility, general widening of spreads and, in some cases, lack of price transparency on inter-bank lending rates. These adverse trends accelerated sharply following the bankruptcy filing by Lehman Brothers in September 2008, leading to a global financial and economic crisis. In the US (where this particular crisis originated), the government has been forced to bail out leading financial institutions and inject additional capital into other banks. Likewise, in several European countries, the governments have injected capital into banks and have guaranteed deposits or increased the level of deposit guarantees. More recently, several European governments have struggled to meet their sovereign debt obligations, as reflected in rating agencies´ downgrades of the bonds issued by these governments. Although the proximate cause of this particular financial crisis, which is deeper than other recent financial crises, was the US residential mortgage market, investors should be aware that there is a recent history of financial crises and boom-bust cycles in multiple markets in both the emerging and developed economies which leads to risks for all financial institutions, including us. A loss of investor confidence in the financial systems of India or other markets and countries or any financial instability in India or any other market may cause increased volatility in the Indian financial markets and, directly or indirectly, adversely affect the Indian economy and financial sector, our business and our future financial performance. See also “— Risks Relating to Our Business — We have experienced rapid international growth in earlier years which has increased the complexity of the risks that we face”. The recent financial crisis has had a limited direct impact on us and we have not experienced the same degree of write-downs as banks that were exposed to, or invested in, the US residential mortgage market. However, the widening of credit spreads resulted in mark-to-market and realized losses on our investment and derivative portfolios, constrained our international debt capital market borrowings and adversely impacted our profitability. We remain subject, moreover, to the risks posed by the indirect impact of the global credit crisis on the economy, some of which cannot be anticipated and the vast majority of which are not under our control. We also remain subject to counterparty risk to financial institutions that fail or are otherwise unable to meet their obligations to us.

Any downgrading of India’s debt rating by an international rating agency could adversely affect our business, our liquidity and the price of our equity shares and ADSs.

Following expansionary fiscal policies and the increase in India’s fiscal deficit, Standard & Poor’s, an international rating agency, had revised its outlook for India’s debt rating from ‘Stable’ to ‘Negative’ in February 2009 before subsequently revising it back to ‘Stable’ in March 2010. Any adverse revisions to India’s credit ratings for domestic and international debt by international rating agencies may adversely impact our business and limit our access to capital markets and adversely impact our liquidity position. See also “— Our inability to effectively manage credit, market and liquidity risk and inaccuracy of our valuation models and accounting estimates may have an adverse effect on our earnings, capitalization, credit ratings and cost of funds”.

A significant increase in the price of crude oil could adversely affect the Indian economy, which could adversely affect our business.

India imports over 75.0% of its requirements for crude oil, which were over 30% of total imports in fiscal 2010. While oil prices have declined sharply from their peak levels, any sharp increases or volatility in oil prices and the pass-through of such increases to Indian consumers could have a material negative impact on the Indian economy and the Indian banking and financial system in particular, including through a rise in inflation and market interest rates and a higher trade deficit. On June 25, 2010, the government of India announced an increase in fuel prices, including a complete deregulation of petrol prices, which may to lead to an increase in inflationary pressures. This could adversely affect our business including our liquidity, the quality of our assets, our financial performance, our stockholders’ equity, our ability to implement our strategy and the price of our equity shares and ADSs.

Current account deficits, including trade deficits could adversely affect our business and the price of our equity shares and ADSs.

India’s trade relationships with other countries and its trade deficit, driven to a major extent by global crude oil prices, may adversely affect Indian economic conditions. If current account and trade deficits increase, or are no longer manageable because of the rise in global crude oil prices or otherwise, the Indian economy, and therefore our business, our financial performance, our stockholders’ equity and the price of our equity shares and ADSs could be adversely affected.

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

Further, increased volatility in capital flows may also complicate monetary policy, leading to volatility in inflation and interest rates in India, which could adversely impact our business.

Natural calamities, climate change and health epidemics could adversely affect the Indian economy, or the economy of other countries where we operate, our business and the price of our equity shares and ADSs.

India has experienced natural calamities such as earthquakes, floods and droughts in the past few years. The extent and severity of these natural disasters determine their impact on the Indian economy. In particular, climatic and weather conditions, such as the level and timing of monsoon rainfall, impact the agricultural sector which constitutes approximately 17% of India’s GDP. For example, in fiscal 2003, many parts of India received significantly less than normal rainfall. As a result, the agricultural sector recorded a decline of 7.2%. While the growth rate of the agricultural sector was 10.0% in fiscal 2004, it was negligible in fiscal 2005 due to the erratic progress of the monsoon which adversely affected sowing operations for certain crops. During the third quarter of fiscal 2009, the agricultural sector recorded a decline of 0.8%. In fiscal 2010, the rainfall was below the trend level in several parts of India. Consequently, the agricultural sector recorded an increase of 0.2% during fiscal 2010. Prolonged spells of below or above normal rainfall or other natural calamities, or global or regional climate change, could adversely affect the Indian economy and our business, especially our rural portfolio. Similarly global or regional climate change or natural calamities in other countries where we operate could affect the economies of those countries and our operations in those countries.

Health epidemics could also disrupt our business. From April 2009, there have been outbreaks of swine flu, caused by H1N1 virus, in certain regions of the world, including India and several countries in which we operate. Any future outbreak of health epidemics may restrict the level of business activity in affected areas, which may in turn adversely affect our business.

Financial difficulty and other problems in certain financial institutions in India could adversely affect our business and the price of our equity shares and ADSs.

As an Indian bank, we are exposed to the risks of the Indian financial system which may be affected by the financial difficulties faced by certain Indian financial institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships. This risk, which is sometimes referred to as “systemic risk”, may adversely affect financial intermediaries, such as clearing agencies, banks, securities firms and exchanges with which we interact on a daily basis. Any such difficulties or instability of the Indian financial system in general could create an adverse market perception about Indian financial institutions and banks and adversely affect our business. Our transactions with these financial institutions expose us to credit risk in the event of default by the counterparty, which can be exacerbated during periods of market illiquidity. See also “Overview of the Indian Financial Sector”. As the Indian financial system operates within an emerging market, we face risks of a nature and extent not typically faced in more developed economies, including the risk of deposit runs notwithstanding the existence of a national deposit insurance scheme. For example, in April 2003, unsubstantiated rumors, believed to have originated in Gujarat, a state in India, alleged that we were facing liquidity problems. Although our liquidity position was sound, we witnessed higher than normal deposit withdrawals on account of these unsubstantiated rumors for several days in April 2003. During September-October 2008, following the disclosure of our exposure to Lehman Brothers and other US and European financial institutions, rumors were circulated about our financial position which resulted in concerns being expressed by depositors and higher than normal transaction levels on a few days. We controlled the situation in these instances, but any failure to control such situations in the future could result in high volumes of deposit withdrawals, which would adversely impact our liquidity position, disrupt our business and, in times of market stress, undermine our financial strength.

A significant change in the Indian government’s policies could adversely affect our business and the price of our equity shares and ADSs.

Our business and customers are predominantly located in India or are related to and influenced by the Indian economy. The Indian government has traditionally exercised, and continues to exercise, a dominant influence over many aspects of the economy. Government policies could adversely affect business and economic conditions in India, our ability to implement our strategy, and our future financial performance. Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector and encouraging the development of the Indian financial sector. India has been governed by coalition governments for the past several years. The leadership of India and the composition of the coalition in power are subject to change, and election results are sometimes not along expected lines. It is therefore difficult to predict the economic policies that will be pursued by governments in the future. The pace of economic liberalization could change, and specific laws and policies affecting banking and finance companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. For instance, the government of India has proposed a new direct tax code that could impact our taxation in the future, as well as the investment decisions of individuals, thereby impacting our business. The government of India has also proposed shifting to a uniform goods and service tax structure in India, which may also have an impact on the way in which we are taxed in the future. Any significant change in India’s economic policies or any market volatility as a result of uncertainty surrounding India’s macroeconomic policies or the future elections of its government could adversely affect business and economic conditions in India generally and our business in particular.

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

As a result of certain reserve requirements of the Reserve Bank of India, we are more structurally exposed to interest rate risk than banks in many other countries. See “Supervision and Regulation — Legal Reserve Requirements”. These requirements result in our maintaining a large portfolio of fixed income government of India securities, and we could be materially adversely impacted by a rise in interest rates, especially if the rise were sudden or sharp. Profit on the sale of investments in fixed income securities, including government of India securities, is an important element of our profitability and is impacted by movements in market yields. A rise in yields on government securities, as has taken place since fiscal 2010, reduces our profits from this activity and the value of our fixed income portfolio. We are also exposed to interest rate risk through our treasury operations and our subsidiary, ICICI Securities Primary Dealership, which is a primary dealer in government of India securities. In our asset management business, we manage money market mutual funds whose performance is impacted by a rise in interest rates, which could adversely impact our revenues and profits from this business. These requirements also have a negative impact on our net interest income and net interest margin because we earn interest on a portion of our assets at rates that are generally less favorable than those typically received on our other interest-earning assets.

If the yield on our interest-earning assets does not increase at the same time or to the same extent as our cost of funds, or if our cost of funds does not decline at the same time or to the same extent as the decrease in yield on our interest-earning assets, our net interest income and net interest margin may be adversely impacted. During fiscal 2006, 2007, 2008 and the first nine months of fiscal 2009, we experienced an increase in our term deposit costs. The tightening of liquidity and volatility in international markets following the concerns over sub-prime debt in the United States limited our access to international bond markets from the second half of fiscal 2008 and resulted in an increase in our cost of funding for our international business. Continued volatility in international markets could further constrain and increase the cost of our international market borrowings and our ability to replace maturing borrowings and fund new assets. Our subsidiaries in the United Kingdom and Canada are also exposed to similar risks. For instance, the net interest income of these subsidiaries was negatively impacted in fiscal 2009 by the faster decline in the yields on their loan portfolios, which are linked to LIBOR, relative to the cost of their funding, which comprises mainly fixed rate deposits and borrowings. Limitations on our ability to borrow from international markets affect our funding costs and our ability to grow our business. In April 2010, the Reserve Bank of India issued final guidelines on the base rate system that replaced the benchmark prime lending rate system effective July 1, 2010. The base rate system is a new system for loan pricing and its impact on future loan pricing and the alignment of rates on floating rate loans to changes in the cost of funds remains unclear.

High and increasing interest rates or greater interest rate volatility would adversely affect our ability to grow, our net interest margins, our net interest income, our income from treasury operations and the value of our fixed income securities portfolio.

If we are not able to control the level of non-performing assets in our portfolio, our business will suffer.

Until fiscal 2008, we experienced rapid growth in our retail loan portfolio, including non-collateralized retail loans such as unsecured personal loans and credit card receivables. See “Business — Overview of ICICI Bank’s Products and Services — Commercial Banking for Retail Customers”. The seasoning of the loan portfolio, an adverse macroeconomic environment and challenges in recovery led to an increase in non-performing loans, especially in the non-collateralized retail loan portfolio. Following higher than anticipated credit losses and difficulties in collections, we discontinued our urban micro-banking unsecured loan product during fiscal 2008, and have, since fiscal 2009, substantially reduced the origination of unsecured personal loans, credit cards and two wheeler loans. Various factors, including a rise in unemployment, prolonged recessionary conditions, our regulators’ assessment and review of our loan portfolio, a sharp and sustained rise in interest rates, developments in the Indian economy, movements in global commodity markets and exchange rates and global competition could cause further increase in the level of non-performing assets on account of these retail and other loans and have a material adverse impact on the quality of our loan portfolio. The Reserve Bank of India has issued guidelines relating to the use of recovery agents by banks. Any limitation on our ability to recover outstanding receivables from customers as a result of these guidelines or otherwise may affect our collections and ability to foreclose on existing non-performing assets.

Under the directed lending norms of the Reserve Bank of India, we are required to extend 50.0% of our residual adjusted net bank credit to certain eligible sectors, which are categorized as “priority sectors”. In addition to the regulations requiring us to lend a portion of our advances to the priority sectors, the Reserve Bank of India has regulations requiring us to lend a portion of our advances to weaker sections of society. See “Business — Loan Portfolio — Directed Lending”. We may experience a significant increase in non-performing assets in our directed lending portfolio, particularly loans to the agricultural sector and small enterprises, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. The government in its budget for fiscal 2009 announced a debt waiver for small and marginal farmers. While the government has borne the cost of the scheme, such schemes may have an adverse impact on future debt servicing on farm loans and may lead to an increase in non-performing loans in the agricultural sector. Any change by the Reserve Bank of India in the directed lending norms may result in our inability to meet the priority sector lending requirements as well as require us to increase our lending to relatively riskier segments and may result in an increase in non-performing assets in the directed lending portfolio. See also “Entry into new businesses or expansions of existing businesses may expose us to increased risks that may adversely affect our business.” and “Business — Loan Portfolio — Directed Lending”.

Following the recent global and Indian economic slowdown, we saw an increase in the volume of restructured corporate loans. Further economic challenges could result in some of our borrowers not being able to meet their restructured debt obligations, resulting in loans to such borrowers being classified as non-performing. See also “— The level of restructured loans in our portfolio may increase and the failure of our restructured loans to perform as expected could affect our business”. The loan portfolio of our international branches and subsidiaries includes foreign currency loans to Indian companies for their Indian operations (as permitted by regulation) as well as for their overseas ventures, including cross-border acquisitions. This exposes us to specific additional risks including the failure of the acquired entities to perform as expected, and our inexperience in various aspects of the economic and legal framework in overseas markets. See also “— We experienced rapid international growth in earlier years which has increased the complexity of the risks that we face”. Further, we expect long-term project finance to be a significant area of growth in our business going forward, and the quality of this portfolio could be adversely impacted by several factors. See “— Our loan portfolio includes long-term project finance loans, which are particularly vulnerable to completion and other risks”. We may not be able to control or reduce the level of non-performing assets in our project and corporate finance portfolio.

We also securitize our loan receivables through independent special purpose vehicles from time to time. The loan pools securitized by us are generally rated by independent credit rating agencies. With respect to these transactions, we provide credit enhancements generally in the form of cash collaterals/guarantees/interest spreads. There is no guarantee that these pools will perform as per expectations. In the event that the ratings on these pools are downgraded and/or we are required to increase the credit enhancement, our profitability, reputation and our business could be adversely affected. We also have investments in security receipts arising out of the sale of non-performing assets by us to the Asset Reconstruction Company (India) Limited, a reconstruction company registered with the Reserve Bank of India and other reconstruction companies. See “Business — Classification of Loans”. There can be no assurance that Asset Reconstruction Company (India) Limited and other reconstruction companies will be able to recover these assets and redeem our investments in security receipts and that there will be no reduction in the value of these investments.

If we are not able to control or reduce the level of non-performing assets, the overall quality of our loan portfolio may deteriorate, we may become subject to enhanced regulatory oversight and scrutiny, our reputation may be adversely impacted and our profitability and the price of our equity shares and ADSs could  be adversely affected.

The level of restructured loans in our portfolio may increase and the failure of our restructured loans to perform as expected could affect our business.

Our standard assets include restructured standard loans. See “Business — Classification of Loans — Restructured Loans”. The recent global and Indian economic slowdown and its impact on equity and debt markets have adversely impacted the capacity utilization, profitability and cash accruals of some of our borrowers and their ability to access equity and debt financing. We have seen an increase in the level of restructured assets in fiscal 2009 and fiscal 2010, offset, in part, by upgrades of existing restructured loans based on satisfactory payment performance. A substantial increase in the level of restructured assets and the failure of these borrowers to perform as expected could adversely affect our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

Further deterioration of our non-performing asset portfolio combined with recent Reserve Bank of India requirements that all Indian banks increase their provisioning coverage as a percentage of gross non-performing assets could adversely affect our business.

There can be no assurance that the percentage of non-performing assets that we will be able to recover will be similar to our and ICICI’s past experience of recoveries of non-performing assets. Our retail loan portfolio experienced rapid growth between fiscal 2002 and fiscal 2007, and there is limited data on historical loss ratios in retail loans, especially in the event of an economic downturn. During the last two years we have seen an increase in non-performing assets, mainly in our non-collateralized retail loan portfolio. Further, the economic slowdown and the impact of global and Indian economic conditions on equity and debt markets have also led to an increase in the volume of restructured corporate loans, and the failure of these borrowers to perform as per the restructured terms would lead to their classification as non-performing loans. See also “— If we are not able to control the level of non-performing assets in our portfolio, our business will suffer”.

At the same time, Indian banks have been required by a new Reserve Bank of India policy to increase their total provisioning coverage ratio, including floating provisions and prudential/technical write-offs, to 70% by September 30, 2010. ICICI Bank has been permitted by the Reserve Bank of India to achieve the stipulated level of provisioning coverage of 70% in a phased manner by March 31, 2011. The combination of the mandated increase in provisions, regulators’ assessment of our provisions and any further deterioration or increase in our non-performing asset portfolio could lead to an adverse impact on our business, our future financial performance and the price of our equity shares and ADSs.

We may face greater risks than banks in developed economies.

Our credit risk is higher because most of our borrowers are based in India. Unlike several developed economies, a nation-wide credit bureau has become operational in India only recently. This may affect the quality of information available to us about the credit history of our borrowers, especially individuals and small businesses. In addition, the credit risk of our borrowers, particularly small and middle market companies, is higher than borrowers in more developed economies due to the greater uncertainty in the Indian regulatory, political, economic and industrial environment and the difficulties of many of our corporate borrowers to adapt to global technological advances. The directed lending norms of the Reserve Bank of India require us to lend a certain proportion of our loans to “priority sectors”, including agriculture and small enterprises, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. Any shortfall may be required to be allocated to investments yielding sub-market returns. See “Business — Loan Portfolio — Directed Lending”. Also, several of our corporate borrowers in the past suffered from low profitability because of increased competition from economic liberalization, a sharp decline in commodity prices, a high debt burden and high interest rates in the Indian economy at the time of their financing, and other factors. An economic slowdown and a general decline in business activity in India could impose further stress on these borrowers’ financial soundness and profitability and thus expose us to increased credit risk. This may lead to an increase in the level of our non-performing assets and there could be an adverse impact on our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

In addition to credit risks, we also face additional risks as compared with banks in developed economies. We pursue our banking, insurance and other activities in India in an economy that is a developing economy with all of the risks that come with such an economy. Our activities in India are spread across a large and diverse terrain and involve employees, contractors, counterparties and customers with widely varying levels of education, financial sophistication and wealth. Although we seek to implement policies and procedures to reduce and manage marketplace risks as well as risks within our own organization, some risks remain inherent in doing business in a large, developing country. We cannot eliminate these marketplace and operational risks, which may lead to legal or regulatory actions, negative publicity or other developments that could reduce our profitability.

The value of our collateral may decrease or we may experience delays in enforcing our collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security exposing us to a potential loss.

A substantial portion of our loans to corporate and retail customers is secured by collateral. See “Business — Classification of Loans — Non-Performing Asset Strategy”. Changes in asset prices may cause the value of our collateral to decline and we may not be able to realize the full value of our collateral as a result of delays in bankruptcy and foreclosure proceedings, delays in the creation of security interests, defects or deficiencies in the perfection of collateral (including due to inability to obtain approvals that may be required from various persons, agencies or authorities), fraudulent transfers by borrowers and other factors, including depreciation in the value of the collateral and illiquid market for disposal of and volatility in the market prices for the collateral, current legislative provisions or changes thereto and past or future judicial pronouncements. Failure to recover the expected value of collateral could expose us to potential losses, which could adversely affect our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

Our loan portfolio includes long-term project finance loans, which are particularly vulnerable to completion and other risks.

We expect significant opportunities in project finance in India and it is our strategy to grow this portfolio. The viability of these projects depends upon a number of factors, including market demand, government policies and the overall economic environment in India and the international markets. These projects are particularly vulnerable to a variety of risks, including risks of delays in regulatory approvals, environmental and social issues, completion risk and counterparty risk, which could adversely impact their ability to generate revenues. We cannot be sure that these projects will perform as anticipated. In the past, ICICI and we experienced a high level of default and restructuring in our project finance loan portfolio as a result of the downturn in certain global commodity markets and increased competition in India. A slowdown in the Indian and global economy may exacerbate the risks for the projects that we have financed. Future project finance losses or high levels of loan restructuring could have a materially adverse effect on our profitability and the quality of our loan portfolio and the price of our equity shares and ADSs.

We have a high concentration of loans to certain customers and sectors and if a substantial portion of these loans become non-performing, the overall quality of our loan portfolio, our business and the price of our equity shares and ADSs could be adversely affected.

Our loan portfolio and non-performing asset portfolio have a high concentration in certain customers. See “Business — Loan Portfolio — Loan Concentration”. In the past, certain of our borrowers have been adversely affected by economic conditions to varying degrees. Economic conditions in India and other countries may impose strains on these borrowers’ ability to repay loans to us. Credit losses due to financial difficulties of these borrowers and borrower groups in the future could adversely affect our business, our financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

We depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information furnished to us by or on behalf of customers and counterparties, including financial statements and other financial information. We may also rely on certain representations as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit, we may assume that a customer’s audited financial statements conform to generally accepted accounting principles and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our financial condition and results of operations could be negatively affected by relying on financial statements that do not comply with generally accepted accounting principles or other information that is materially misleading. In addition, unlike several developed economies, a nationwide credit bureau has become operational in India only recently. This may affect the quality of information available to us about the credit history of our borrowers, especially individuals and small businesses. As a result, our ability to effectively manage our credit risk may be adversely affected.

Commission, exchange and brokerage income and profit on foreign exchange transactions have become important elements of our profitability and market conditions could cause these income streams to decline and adversely impact our financial performance.

We earn commission, exchange and brokerage income from a variety of activities, including syndication and advisory services for corporate clients in respect of their acquisition and project financing, distribution of retail investment and insurance products, transaction banking and retail credit products. Our commission, exchange and brokerage income is therefore impacted by the level of corporate activity, the demand for retail financial products and the overall level of economic and trade activity. We also earn commission from the distribution of mutual fund and insurance products. Recent regulatory changes capping the charges for distribution of such products, and any similar regulations going forward, would impact our commission, exchange and brokerage income. Similarly, the profit on foreign exchange transactions is dependent on foreign exchange market conditions and the risk management strategies of corporate clients. Volatile market conditions may also have an adverse impact on mergers and acquisitions activity by Indian companies, affecting our fee and other incomes related to such activity. We experienced a decline in these income streams in the second half of fiscal 2009 as a result of the general decline in business activity during the global financial crisis and economic turmoil. The above factors could cause these income streams to decline in the future and adversely impact our financial performance.

We have experienced rapid international growth in earlier years which has increased the complexity of the risks that we face.

Beginning in fiscal 2004, we began a rapid international expansion, opening banking subsidiaries in the United Kingdom, Canada and Russia and branches and representative offices in several countries. We offer retail banking products and services including remittance services across these markets primarily to non-resident Indians. We deliver products and services, including foreign currency financing and cross-border acquisition financing, to our corporate clients through our international subsidiaries and branches. We also invest in fixed income securities and derivative products with underlying Indian and international credit exposures. In Canada and the United Kingdom, we offer direct banking offerings using the Internet as the access channel. This rapid international expansion into banking in multiple jurisdictions exposes us to a variety of regulatory and business challenges and risks, including cross-cultural risk and has increased the complexity of our risks in a number of areas including price risks, currency risks, interest rate risks, compliance risk, regulatory and reputational risk and operational risk. In the aftermath of the financial crisis and in light of enhanced regulations in many countries, we may face additional pressures and scrutiny in all of these areas and in the management of our international operations. We also face risks arising from our ability to manage inconsistent legal and regulatory requirements in the multiple jurisdictions in which we operate.

Our international banking subsidiaries are subject to regulations imposed by their respective overseas regulators, including regulations on capital and liquidity, country exposure and type of business. The loan portfolio of our international branches and subsidiaries includes foreign currency loans to Indian companies for their Indian operations (as permitted by regulation) as well as for their overseas ventures, including cross-border acquisitions. This exposes us to specific additional risks including the failure of the acquired entities to perform as expected, and our inexperience in various aspects of the economic and legal framework in overseas markets. Regulatory changes globally and in specific markets, including increased regulatory oversight following the global financial crisis, may impact our ability to execute our strategy and deliver returns on capital invested in our international subsidiaries See also “— We are subject to legal and regulatory risk which may adversely affect our business and the price of our equity shares and ADSs”. Our overseas branches and banking subsidiaries have made investments in bonds, certificates of deposits, mortgage backed securities, treasury bills, credit derivatives and asset backed commercial paper. The global financial and economic crisis has resulted in mark-to-market and realized losses on our overseas and other subsidiaries’ investment and derivative portfolios, increased the regulatory scrutiny of our international operations, constrained our international debt capital market borrowings and increased our cost of funding. If we are unable to manage these risks, our business could be adversely affected.

Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected.

Most of our incremental funding requirements are met through short-term funding sources, primarily in the form of deposits including deposits from corporate customers and inter-bank deposits. Our customer deposits generally have a maturity of less than one year. However, a large portion of our assets have medium- or long-term maturities, creating the potential for funding mismatches. Our ability to raise fresh deposits and grow our deposit base depends in part on our ability to expand our network of branches, which requires the approval of the Reserve Bank of India. While we have recently significantly expanded our branch network pursuant to the Reserve Bank of India’s authorizations for establishing new branches, there can be no assurance that these authorizations or future authorizations granted by the Reserve Bank of India will meet our requirements for branch expansion to achieve the desired growth in our deposit base. During September−October 2008, following the disclosure of our exposure to Lehman Brothers and other US and European financial institutions, rumors were circulated about our financial position which resulted in concerns being expressed by depositors and higher than normal transaction levels on a few days. High volumes of deposit withdrawals or failure of a substantial number of our depositors to roll over deposited funds upon maturity or to replace deposited funds with fresh deposits as well as our inability to grow our deposit base, could have an adverse effect on our liquidity position, our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

Furthermore, a part of our loan and investment portfolio, comprising primarily the loan and investment portfolios of our international branches and subsidiaries, is denominated in foreign currencies, including the US dollar. Our international branches are primarily funded by debt capital market issuances and syndicated/bilateral loans, while our international subsidiaries generally raise deposits in their local markets. Certain deposits in our Singapore and Hong Kong branches are guaranteed by the government of Singapore and the Hong Kong S.A.R. government’s Exchange Fund respectively until the end of 2010. There can be no assurance that the deposits will be rolled over after this period. Volatility in the international debt markets following the concerns over sub-prime debt in the United States has constrained our international capital market borrowings. There can be no assurance that the deposit bases of our international subsidiaries will continue to grow at the current rates or that our international branches and subsidiaries will be able to obtain alternative funding from the international debt markets or other sources in a timely manner on terms acceptable to them or at all. This may adversely impact our ability to replace maturing borrowings and fund new assets. See also “Risks Relating to India and Other Economic and Market Risks — Financial instability in other countries, particularly emerging market countries and countries where we have established operations, could adversely affect our business and the price of our equity shares and ADSs”, “Risks

Relating to India and Other Economic and Market Risks — Financial difficulty and other problems in certain financial institutions in India could adversely affect our business and the price of our equity shares and ADSs” and “—We have experienced rapid international growth in earlier years, which has increased the complexity of the risks that we face”.

The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment

The global financial crisis has led to significant and unprecedented changes in the laws, regulations and regulatory policies of India and the other jurisdictions in which we operate.  Changes in laws, regulations or regulatory policies, including changes in the interpretation or application of such laws, regulations and regulatory policies, may adversely affect the products and services we offer, the value of our assets or the collateral available for our loans or our business in general.  Such changes may include changes with respect to capital requirement, leverage and liquidity ratios, cross-border capital flows, local lending obligations, management compensation, consumer protection and risk management, among other areas.  Changes in laws, regulations and regulatory policies, or the interpretation or application thereof, could lead to enhanced regulatory oversight and scrutiny and increased compliance costs.  Our ability to predict future legal or regulatory changes is limited and we may face greatly enhanced legal or regulatory burdens without advanced notice.  Any such changes may result in increased expenses, operational restrictions or revisions to our business operations, which may reduce our profitability or force us to forgo potentially profitable business opportunities.  See also “The increased supervisory and compliance environment in the financial sector leads to increased risks of regulatory action, whether formal or informal”.

The increased supervisory and compliance environment in the financial sector leads to increased risks of regulatory action, whether formal or informal.

We are subject to a wide variety of banking, insurance and financial services laws, regulations and regulatory policies and a large number of regulatory and enforcement authorities in each of the jurisdictions in which we operate.  Since the onset of the global financial crisis in 2007, regulators in India and in the other the jurisdictions in which we operate have intensified their review and scrutiny of many financial institutions, including us.  This increased review and scrutiny increases the possibility that we will face adverse legal or regulatory actions.  The Reserve Bank of India and other regulators regularly review our operations, and there can be no guarantee that any regulator will agree with our internal assessments of asset quality, provisions, risk management, capital adequacy, management functioning or other measures of the safety and soundness of our operations.  Regulators may find that we are not in compliance with applicable laws, regulations or regulatory policies, or with the regulators’ revised interpretations or such laws, regulations or regulatory policies, and may take formal or informal actions against us.  If taken, such formal or informal actions might forces us to divest of assets, adopt new compliance programs or policies, remove personnel, reduce dividend or executive compensation or undertake other changes to our business operations.  Any of these changes, if required, could reduce our profitability by restricting our operations, imposing new costs or harming our reputation.  See also “The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment” and “Supervision and Regulation”.

In addition to oversight by the Reserve Bank of India, our insurance subsidiaries are also subject to extensive regulation and supervision by India’s insurance regulators.  The Insurance Regulatory and Development Authority has the authority to modify and interpret regulations regarding the insurance industry, including regulations governing products, selling commissions, solvency margins and reserving, which can also lead to additional costs or restrictions on the insurance subsidiaries’ activities. Similarly our asset management subsidiary is subject to supervision and regulation by the Securities and Exchange Board of India.

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

In addition, a failure to comply with the applicable regulations in various jurisdictions by our employees, representatives, agents and third-party service providers either in or outside the course of their services, or suspected or perceived failures by them, may result in inquiries or investigations by regulatory and enforcement authorities, in regulatory or enforcement action against either us, or such employees, representatives, agents and third-party service providers. Such actions may impact our reputation, result in adverse media reports, lead to increased or enhanced regulatory or supervisory concerns, additional costs, penalties, claims and expenses being incurred by us or impact adversely our ability to conduct business.

If we fail to manage our legal and regulatory risk in the many jurisdictions in which we operate, our business could suffer, our reputation could be harmed and we would be subject to additional legal and regulatory risk. This could, in turn, increase the size and number of claims and damages asserted against us or subject us to regulatory investigations, enforcement actions or other proceedings, or lead to increased regulatory or supervisory concerns. We may also be required to spend additional time and resources on any remedial measures which could have an adverse effect on our business.

Despite our best efforts to comply with all applicable regulations, there are a number of risks that cannot be completely controlled. Our international expansion has led to increased legal and regulatory risks. Regulators in every jurisdiction in which we operate or have listed our securities have the power to bring administrative or judicial proceedings against us (or our employees, representatives, agents and third-party service providers), which could result, among other things, in suspension or revocation of one or more of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially harm our reputation, results of operations and financial condition.

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

Our risk management strategies may not be effective because in a difficult or less liquid market environment other market participants may be attempting to use the same or similar strategies to deal with the difficult market conditions. In such circumstances, it may be difficult for us to reduce our risk positions due to the activity of such other market participants. Our derivatives businesses may expose us to unexpected market, credit and operational risks that could cause us to suffer unexpected losses or enhanced regulatory scrutiny. Severe declines in asset values, unanticipated credit events, or unforeseen circumstances that may cause previously uncorrelated factors to become correlated may create losses resulting from risks not appropriately taken into account in the development, structuring or pricing of a derivative instrument. In addition, many derivative transactions are not cleared and settled through a central clearing house or exchange, and they may not always be confirmed or settled by counterparties on a timely basis. In these situations, we are subject to heightened credit and operational risk, and in the event of a default, we may find the contract more difficult to enforce. Further, as new and more complex derivative products are created, disputes regarding the terms or the settlement procedures of the contracts could arise, which could force us to incur unexpected costs, including transaction and legal costs, and impair our ability to manage effectively our risk exposure from these products. Many of our hedging strategies and other risk management techniques have a basis in historic market behavior, and all such strategies and techniques are based to some degree on management’s subjective judgment. To the extent any of the instruments and strategies we use to hedge or otherwise manage our exposure to market or credit risk are not effective, we may not be able to mitigate effectively our risk exposures in particular market environments or against particular types of risk. Our balance sheet growth is dependent upon economic conditions, as well as upon our ability to securitize, sell, purchase or syndicate particular loans or loan portfolios. Our trading revenues and interest rate risk are dependent upon our ability to properly identify, and mark-to-market, changes in the value of financial instruments caused by changes in market prices or rates. Our earnings are dependent upon the effectiveness of our management of migrations in credit quality and risk concentrations, the accuracy of our valuation models and our critical accounting estimates and the adequacy of our allowances for loan losses.

To the extent our assessments, assumptions or estimates prove inaccurate or not predictive of actual results, we could suffer higher than anticipated losses and enhanced regulatory scrutiny . See also “— Further deterioration of our non-performing asset portfolio combined with recent Reserve Bank of India requirements that all Indian banks increase their provisioning coverage as a percentage of gross non-performing assets could adversely affect our business”. The successful management of credit, market and operational risk is an important consideration in managing our liquidity risk because it affects the evaluation of our credit ratings by rating agencies. Rating agencies may reduce or indicate their intention to reduce the ratings at any time. See also “Risks Relating to India and Other Economic and Market Risks — Any downgrading of India’s debt rating by an international rating agency could adversely affect our business, our liquidity and the price of our equity shares and ADSs”. The rating agencies can also decide to withdraw their ratings altogether, which may have the same effect as a reduction in our ratings. Any reduction in our ratings (or withdrawal of ratings) may increase our borrowing costs, limit our access to capital markets and adversely affect our ability to sell or market our products, engage in business transactions particularly longer-term, and derivatives transactions, or retain our customers. Conditions in the international and Indian debt markets may adversely impact our access to financing and liquidity. This, in turn, could reduce our liquidity and negatively impact our operating results and financial condition. For more information relating to our ratings, see “Business — Risk Management — Quantitative and Qualitative Disclosures about Market Risk — Liquidity Risk”.

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

The Bank of Rajasthan, a private sector bank, merged with us effective from the close of business at August 12, 2010. This acquisition and any future acquisitions or mergers, both Indian or international, may involve a number of risks, including the possibility of a deterioration of asset quality, financial impact of employee pension related liability, diversion of our management’s attention required to integrate the acquired business and the failure to retain key acquired personnel and clients, leverage synergies or rationalize operations, or develop the skills required for new businesses and markets, or unknown and known liabilities including any ongoing litigation, claims or disputes concerning such acquisition, merger, its shareholders, share capital or its legal and regulatory compliance obligations or practices, some or all of which could have an adverse effect on our business.

We and our customers are exposed to fluctuations in foreign exchange rates.

As a financial intermediary, we are exposed to exchange rate risk. See “Business — Risk Management — Quantitative and Qualitative Disclosures about Market Risk — Exchange Rate Risk”. Several of our borrowers enter into derivative contracts to manage their foreign exchange risk exposures. During fiscal 2009, due to high exchange rate volatility as a result of the financial crisis, a number of clients experienced significant mark-to-market losses in derivative transactions. On a maturity or premature termination of the derivative contracts, these mark-to market losses became receivables owed to us. Some clients did not pay their derivative contract obligations to us in a timely manner, and in some cases have initiated legal proceedings challenging the validity of these contracts and their obligations to us. Any increase in such instances and any decision against us in these proceedings may have an adverse impact on our profitability and business. The failure of our borrowers to manage their exposures to foreign exchange, derivative risk, adverse movements and volatility in foreign exchange rates may adversely affect our borrowers and the quality of our exposure to our borrowers and our business volumes and profitability. In October 2008, the Reserve Bank of India issued guidelines requiring banks to classify receivables representing crystallized positive mark-to-market value of a derivative contract overdue for 90 days or more as a non-performing asset. Defaults by our clients on their derivative contracts and their subsequent classification as non-performing assets may have an adverse impact on our profitability, business and the price of our equity shares and ADSs.

Entry into new businesses or expansions of existing businesses may expose us to increased risks that may adversely affect our business.

We experienced rapid growth in our retail loan portfolio between fiscal 2002 and fiscal 2007. See “Business — Loan Portfolio”. In addition, we undertook a rural initiative designed to bring our products and services into many rural areas. This rapid growth of the retail loan business and the rural initiative exposed us to increased risks within India including higher levels of non-performing loans in our unsecured retail credit portfolio, increased operational risk, increased fraud risk and increased regulatory and legal risk. For example, during fiscal 2007, we made a provision of Rs. 0.9 billion for losses from frauds pertaining to the warehouse receipt-based financing product for agricultural credit. See also “— We are subject to legal and regulatory risk which may adversely affect our business and the price of our equity shares and ADSs” – “We may face greater risks than banks in developed economies”.

Our business is very competitive and our strategy depends on our ability to compete effectively.

Within the Indian market, we face intense competition from other commercial banks, investment banks, insurance companies and non-bank finance companies. Some Indian public and private sector banks have recently experienced higher growth, achieved better profitability and increased their market shares relative to us. Further liberalization of the Indian financial sector could lead to a greater presence or new entries of Indian and foreign banks offering a wider range of products and services, which could adversely impact our competitive environment. The government of India’s  budget for fiscal 2011 stated that the Reserve Bank of India is considering issuing additional banking licenses to private sector players, including to non-bank finance companies, if they meet the Reserve Bank of India’s eligibility criteria. In August 2010, the Reserve Bank of India issued a discussion paper for public comment on the entry of new banks in the private sector. In addition, the Indian financial sector may experience further consolidation, resulting in fewer banks and financial institutions, some of which may have greater resources than us. See “Business — Competition” and “Overview of the Indian Financial Sector — Commercial Banks — Foreign Banks”. Due to competitive pressures, we may be unable to successfully execute our growth strategy and offer products and services at reasonable returns and this may adversely impact our business.

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

The Indian financial markets have in recent years experienced, and continue to experience, changes and developments aimed at reducing the cost and improving the quality of service delivery to users of financial services. In 2005, the Reserve Bank of India introduced the Real Time Gross Settlement System, an inter-bank settlement system which facilitates real time settlements primarily between banks. Recent examples of such changes include free access for a customer of any bank to ATMs of all other banks with restrictions on the amount and number of transactions. Such developments impact the profitability of banks, by reduction in float balances and fee incomes, and an increase in costs. See also “—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”.

The additional capital required by our insurance subsidiaries may adversely impact our business and the price of our equity shares and ADSs.

While our life insurance business recorded accounting profits in fiscal 2010 and the growth of our life and general insurance subsidiaries has moderated, additional capital may be required to support the insurance business. Our ability to invest additional capital in these businesses is subject to the Reserve Bank of India’s regulations on capital adequacy and its para-banking guidelines that prescribe limits for our aggregate investment in financial sector enterprises. All such investments require prior approval of the Reserve Bank of India. See “Business — Insurance” and “Supervision and Regulation — Reserve Bank of India Regulation — Holding Companies”. The capital requirements of our insurance subsidiaries and restrictions on our ability to capitalize them could adversely impact their growth, our future capital adequacy, our financial performance and the price of our equity shares and ADSs.

While our insurance businesses are becoming an increasingly important part of our business, there can be no assurance of their future rates of growth or level of profitability.

Our life insurance and general insurance joint ventures are becoming an increasingly important part of our business. See “Business — Overview of Our Products and Services — Insurance”. These businesses have seen sharp moderation in growth since fiscal 2009. There can be no assurance of their future rates of growth. Our life insurance business primarily comprises unit-linked life insurance and pension products. Reduction in capital market valuations and volatility in capital markets have had an adverse impact on the demand for these products. Our life insurance subsidiary is also expected to be impacted by the substantial changes in regulations specified by the Insurance Regulatory and Development Authority effective September 1, 2010. The changes include a cap on surrender charges, a cap on charges applicable from the sixth year of policy, an increase in minimum premium paying term and the introduction of minimum guaranteed returns on pension products. The growth of our general insurance business has been adversely impacted by the deregulation of pricing on certain products, which has resulted in a reduction in premiums for those products. See also “Supervision and Regulation — Regulations Governing Insurance Companies”. A slowdown in the Indian economy, further regulatory changes or customer dissatisfaction with our insurance products, could adversely impact the future growth of these businesses. See also “— The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”. Any slowdown in these businesses and in particular in the life insurance business could have an adverse impact on our business and the price of our equity shares and ADSs.

Our life insurance business has reported statutory losses since inception until fiscal 2009.

We and our joint venture partner have made significant investments in our life insurance joint venture, ICICI Prudential Life Insurance Company. See “Business — Overview of Our Products and Services — Insurance”. As is normal in the start-up phase of any life insurance business, this business reported statutory losses from inception until fiscal 2009. Although the company achieved statutory profits during fiscal 2010, there can be no assurance that the ultimate actual profitability of the life insurance business will be in line with current assumptions and expectations. The substantial changes in regulations introduced by the Insurance Regulatory and Development Authority are likely to impact growth in business and the profitability of our life insurance business.

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

Although the subsidiary monitors its overall exposure to catastrophes and other unpredictable events in each geographic region and determines its underwriting limits related to insurance coverage for losses from catastrophic events, the subsidiary generally seeks to reduce its exposure through the purchase of reinsurance, selective underwriting practices and by monitoring risk accumulation. Claims relating to catastrophes may result in unusually high levels of losses and may require additional capital to maintain solvency margins and could have a material adverse effect on our financial position or results of operations.

There is operational risk associated with the financial industry which, when realized, may have an adverse impact on our business.

We, like all financial institutions, are exposed to many types of operational risk, including the risk of fraud or other misconduct by employees or outsiders, unauthorized transactions by employees and third parties (including violation of regulations for prevention of corrupt practices, and other regulations governing our business activities), misreporting or non-reporting with respect to statutory, legal or regulatory reporting and disclosure obligations, or operational errors, including clerical or record keeping errors or errors resulting from faulty computer or telecommunications systems. Our growth, particularly in the rural initiative, international arena and insurance businesses exposes us to additional operational and control risks. The increasing size of our treasury operations, which use automated control and recording systems as well as manual checks and record keeping, exposes us to the risk of errors in control and record keeping. The increasing size of our insurance business and the complexities of the products expose us to the risk that the models set up on actuarial software to compute the actuarial liabilities and deferred acquisition cost may contain errors or may be continuously improved over a period of time. We also outsource some functions, like collections, to other agencies. Given our high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. In addition, our dependence upon automated systems to record and process transactions may further increase the risk that technical system flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect. We may also be subject to disruptions of our operating systems, arising from events that are wholly or partially beyond our control (including, for example, computer viruses or electrical or telecommunication outages), which may give rise to deterioration in customer service and to loss or liability to us. We are further exposed to the risk that external vendors may be unable to fulfill their contractual obligations to us (or will be subject to the same risk of fraud or operational errors by their respective employees as we are), and to the risk that our (or our vendors’) business continuity and data security systems prove not to be sufficiently adequate. We also face the risk that the design of our controls and procedures prove inadequate, or are circumvented, thereby causing delays in detection or errors in information. Although we maintain a system of controls designed to keep operational risk at appropriate levels, like all banks and insurance companies we have suffered losses from operational risk and there can be no assurance that we will not suffer losses from operational risks in the future that may be material in amount, and our reputation could be adversely affected by the occurrence of any such events involving our employees, customers or third parties. If we are unable to manage operational risk in India and in the other jurisdictions in which we operate, or if we are perceived as being unable to manage such risk, we may be subject to enhanced regulatory oversight and scrutiny. For a discussion of how operational risk is managed, see “Business — Risk Management — Operational Risk”.

Fraud and significant security breaches in our computer system and network infrastructure could adversely impact our business.

Our business operations are based on a high volume of transactions. Although we take adequate measures to safeguard against system-related and other fraud, there can be no assurance that we would be able to prevent fraud. Our reputation could be adversely affected by fraud committed by employees, customers or outsiders,  or by our perceived inability to properly manage fraud-related risks. Our inability or perceived inability to manage these risks could lead to enhanced regulatory oversight and scrutiny.  Our rural initiative, our international growth and our expansion to new product lines such as insurance may create additional challenges with respect to managing the risk of frauds due to the increased geographical dispersion and use of intermediaries. For example, during fiscal 2007, we made a provision of Rs. 0.9 billion for losses from frauds pertaining to the warehouse receipt-based financing product for agricultural credit. See “Operating and Financial Review and Prospects — Provisions for Non-performing Assets and Restructured Loans” and “Business — Risk Management — Operational Risk”. Physical or electronic break-ins, security breaches, other disruptive problems caused by our increased use of the internet or power disruptions could also affect the security of information stored in and transmitted through our computer systems and network infrastructure. Although we have implemented security technology and operational procedures to prevent such occurrences, there can be no assurance that these security measures will be successful. A significant failure in security measures could have a material adverse effect on our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

System failures could adversely impact our business.

Given the large share of retail products and services and transaction banking services in our total business, the importance of systems technology to our business has increased significantly. We have recently launched delivery of banking services through mobile telephones. Our principal delivery channels include ATMs, call centers and the Internet. While we have procedures to monitor for and prevent system failures, and to recover from system failures in the event they occur, there is no guarantee that these procedures will successfully prevent a system failure or allow us to recover quickly from a system failure. Any failure in our systems, particularly for retail products and services and transaction banking, could significantly affect our operations and the quality of our customer service and could result in enhanced regulatory scrutiny and business and financial losses that would adversely affect the price of our equity shares and ADSs.

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

We and our group companies, or our or their directors or officers, are often involved in litigations (including civil or criminal) in India and in the other jurisdictions in which we operate for a variety of reasons, which generally arise because we seek to recover our dues from borrowers or because customers seek claims against us. The majority of these cases arise in the normal course of business and we believe, based on the facts of the cases and consultation with counsel, that these cases generally do not involve the risk of a material adverse impact on our financial performance or stockholders’ equity. We estimate the probability of losses that may be incurred in connection with legal and regulatory proceedings as of the date on which our consolidated financial statements are prepared. We recognize a provision when we have a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. We determine the amount of provision based on our estimate of the amount required to settle the obligation at the balance sheet date, supplemented by our experience in similar situations. We review provisions at each balance sheet date and adjust them to reflect current estimates. In cases where the available information indicates that a loss is reasonably possible but the amount of such loss cannot be reasonably estimated, we make a disclosure to this effect in the consolidated financial statements. In certain instances, present and former employees have instituted legal and other proceedings against us alleging irregularities. When there is only a remote risk of loss we do not recognize a provision nor do we include a disclosure in the consolidated financial statements. See “Business — Legal and Regulatory Proceedings”. We cannot guarantee that the judgments in any of the litigation in which we are involved would be favorable to us and if our assessment of the risk changes, our view on provisions will also change.

Any inability to attract and retain talented professionals may adversely impact our business.

Our business is growing more complex with both product line expansion into the insurance area and geographic expansion internationally and via the rural initiatives. Our continued success depends in part on the continued service of key members of our management team and our ability to continue to attract, train, motivate and retain highly qualified professionals is a key element of our strategy and we believe it to be a significant source of competitive advantage. The successful implementation of our strategy depends on the availability of skilled management, both at our head office and at each of our business units and international locations and on our ability to attract and train young professionals. In fiscal 2009, our compensation levels reduced as we did not award performance bonuses to employees. While a substantial portion of our compensation structure for middle and senior management has for several years been in the form of employee stock options, the market price of our equity shares declined significantly during the year. Depending on market and business conditions, we may decide to reduce our employee strength in certain of our businesses. The combination of these factors could adversely affect our ability to hire and retain qualified employees. If we or one of our business units or other functions fail to staff their operations appropriately, or lose one or more of our key senior executives or qualified young professionals and fail to replace them in a satisfactory and timely manner, our business, financial condition and results of operations, including our control and operational risks, may be adversely affected. Likewise, if we fail to attract and appropriately train, motivate and retain young professionals or other talent, our business may likewise be affected. See “Business — Employees”.

Risks Relating to the ADSs and Equity Shares

You will not be able to vote your ADSs and your ability to withdraw equity shares from the depositary facility is uncertain and may be subject to delays.

Our ADS holders have no voting rights unlike holders of our equity shares who have voting rights. For certain information regarding the voting rights of the equity shares underlying our ADSs, see “Business — Shareholding Structure and Relationship with the Government of India”. If you wish, you may withdraw the equity shares underlying your ADSs and seek to exercise your voting rights under the equity shares you obtain from the withdrawal. However, for foreign investors, this withdrawal process may be subject to delays and is subject to a cap of 49% in the total shares foreign institutional investors and non-resident Indians may hold in us. For a discussion of the legal restrictions triggered by a withdrawal of the equity shares from the depositary facility upon surrender of ADSs, see “Restriction on Foreign Ownership of Indian Securities”.

Your holdings may be diluted by additional issuances of equity and any dilution may adversely affect the market price of our equity shares and ADSs.

In fiscal 2008, we concluded a capital raising exercise comprising a public offering in India and an ADS offering aggregating Rs. 199.7 billion. We may conduct additional equity offerings to fund the growth of our business, including our international operations, our insurance business or our other subsidiaries. In addition, up to

5.0% of our issued equity shares from time to time, may be granted in accordance with our Employee Stock Option Scheme. Any future issuance of equity shares or ADSs or exercise of employee stock options would dilute the positions of investors in equity shares and ADSs and could adversely affect the market price of our equity shares and ADSs.

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

The Indian securities markets are smaller and more volatile than securities markets in developed economies. In the past, the Indian stock exchanges have experienced high volatility and other problems that have affected the market price and liquidity of the listed securities, including temporary exchange closures, broker defaults, settlement delays and strikes by brokers. In April 2003, the decline in the price of the equity shares of a leading Indian software company created volatility in the Indian stock markets and created temporary concerns regarding our exposure to the equity markets. On May 17, 2004, the Bombay Stock Exchange Sensex fell by 565 points from 5,070 to 4,505, creating temporary concerns regarding our exposure to the equity markets. Both the BSE and the NSE halted trading on the exchanges on May 17, 2004 in view of the sharp fall in prices of securities. The Indian securities markets experienced rapid appreciation during fiscal 2006 but underwent a sharp correction in May 2006. The markets experienced a recovery thereafter and the BSE Sensex reached an all time high of 20,873 on January 8, 2008 but have subsequently experienced a sharp correction since January 2008, with the BSE Sensex declining to 8,160 on March 9, 2009. In the eighteen months since then, the equity markets have recovered with the BSE Sensex at 18,179 at August 25, 2010. In recent years, there have been changes in laws and regulations for the taxation of dividend income, which have impacted the Indian equity capital markets. See “Dividends”. Similar problems or changes in the future could adversely affect the market price and liquidity of our equity shares and ADSs.

Settlement of trades of equity shares on Indian stock exchanges may be subject to delays.

The equity shares represented by the ADSs are currently listed on the BSE and the NSE. Settlement on those stock exchanges may be subject to delays and an investor in equity shares withdrawn from the depositary facility upon surrender of ADSs may not be able to settle trades on such stock exchanges in a timely manner. See “— Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs”.

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

BUSINESS

Overview

We are a diversified financial services group, offering a wide range of banking and financial services to corporate and retail customers through a variety of delivery channels. ICICI Bank is the largest private sector bank in India and the second largest bank in India in terms of total assets. Apart from banking products and services, we offer life and general insurance, asset management, securities brokering and private equity through specialized subsidiaries.  Our total assets at March 31, 2010 were Rs. 4,893.5 billion. Our net worth at March 31, 2010 was Rs. 501.6 billion. During fiscal 2010, we earned a net profit of Rs. 46.7 billion compared to Rs. 35.8 billion during fiscal 2009.

Our primary business consists of commercial banking operations for corporate and retail customers. We provide a range of commercial banking and project finance products and services, including loan products, fee and commission-based products and services, deposit products and foreign exchange and derivatives products to India’s leading corporations, middle market companies and small and medium enterprises. Our commercial banking operations for retail customers consist of retail lending and deposit taking and distribution of third party investment products. We deliver our products and services through a variety of channels, including bank branches, ATMs, call centers, the internet and mobile phones. We had a network of 2,501 branches and 5,665 ATMs in India at August 19, 2010. This includes 463 branches and 127 ATMs of  the Bank of Rajasthan, a private sector bank that merged with us effective from the close of business at August 12, 2010. We also offer agricultural and rural banking products.

In our international banking operations our primary focus is on persons of Indian origin and Indian businesses. Our international branches and banking subsidiaries take deposits, raise borrowings and make loans primarily to Indian companies for their overseas operations as well as for their foreign currency requirements in India. They also engage in advisory and syndication activities for fund-raising by Indian companies and their overseas operations. We currently have banking subsidiaries in the United Kingdom, Canada and Russia, branches in Singapore, Dubai, Sri Lanka, Hong Kong, Qatar, United States and Bahrain and representative offices in China, the United Arab Emirates, Bangladesh, South Africa, Malaysia, Thailand and Indonesia. Our subsidiary in the United Kingdom has established a branch in Antwerp, Belgium and a branch in Frankfurt, Germany. Our subsidiaries in the United Kingdom and Canada and our branches in Bahrain, Singapore and Hong Kong have the largest share of our international assets and liabilities.

Our treasury operations include the maintenance and management of regulatory reserves, proprietary trading in equity and fixed income and a range of foreign exchange and derivatives products and services for corporate customers, such as forward contracts and interest rate and currency swaps. We take advantage of movements in markets to earn treasury income. Our international branches and subsidiaries also have investments in credit derivatives, bonds of non-India financial institutions and asset backed securities.

We are also engaged in insurance, asset management, securities business and private equity fund management through specialized subsidiaries. Our subsidiaries, ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Prudential Asset Management Company, provide a wide range of life and general insurance and asset management products and services to retail and corporate customers. ICICI Prudential Life Insurance Company was the largest private sector life insurance company in India during fiscal 2010, with a market share of 9.3% in new business written (on a retail weighted received premium basis). ICICI Lombard General Insurance Company was the largest private sector general insurance company in India during fiscal 2010, with a market share of 9.5% in gross written premium. ICICI Prudential Asset Management Company manages the ICICI Prudential Mutual Fund, which was among the top three mutual funds in India in terms of average funds under management in March 2010, with a market share of 10.8%. We cross-sell the products of our insurance and asset management subsidiaries and of other asset management companies to our corporate and retail customers. Our subsidiaries ICICI Securities Limited and ICICI Securities Primary Dealership Limited, are engaged in equity underwriting and brokerage and primary dealership in government securities respectively. ICICI Securities owns icicidirect.com, a leading online brokerage platform. ICICI Securities Limited has a subsidiary in the United States, ICICI Securities Holdings Inc. which in turn has an operating  subsidiary in the United States, ICICI Securities Inc., engaged in brokerage services. Our private equity fund management subsidiary ICICI Venture Funds Management Company manages funds that undertake private equity investments.

The Pension Fund Regulatory and Development Authority had selected ICICI Prudential Life Insurance Company as one of the six entities to manage the pension assets of Indian citizens (other than mandated pension funds of government employees) under the New Pension System. The Pension Fund Regulatory and Development Authority required the sponsor, ICICI Prudential Life Insurance Company, to set up a separate entity for managing such pension funds and maintain a minimum net worth of Rs. 100 million. ICICI Prudential Pension Funds Management Company Limited was thus incorporated on April 22, 2009 as a 100% subsidiary of ICICI Prudential Life Insurance Company, which in turn is our subsidiary.

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

History

ICICI was formed in 1955 at the initiative of the World Bank, the government of India and Indian industry representatives. The principal objective was to create a development financial institution for providing medium-term and long-term project financing to Indian businesses. Until the late 1980s, ICICI primarily focused its activities on project finance, providing long-term funds to a variety of industrial projects. With the liberalization of the financial sector in India in the 1990s, ICICI transformed its business from a development financial institution offering only project finance to a diversified financial services provider that, along with its subsidiaries and other group companies, offered a wide variety of products and services. As India’s economy became more market oriented and integrated with the world economy, ICICI capitalized on the new opportunities to provide a wider range of financial products and services to a broader spectrum of clients.

ICICI Bank was incorporated in 1994 as a part of the ICICI group. ICICI Bank’s initial equity capital was contributed 75.0% by ICICI and 25.0% by SCICI Limited, a diversified finance and shipping finance lender of which ICICI owned 19.9% at December 1996. Pursuant to the merger of SCICI into ICICI, ICICI Bank became a wholly owned subsidiary of ICICI. Effective March 10, 2001, ICICI Bank acquired Bank of Madura, a private sector bank, in an all-stock merger.

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

At the time of the merger, both ICICI Bank and ICICI were publicly listed in India and on the New York Stock Exchange. The amalgamation was approved by each of the boards of directors of ICICI, ICICI Personal Financial Services, ICICI Capital Services and ICICI Bank at their respective board meetings held on October 25, 2001. The amalgamation was approved by ICICI Bank’s and ICICI’s shareholders at their extraordinary general meetings held on January 25, 2002 and January 30, 2002, respectively. The amalgamation was approved by the High Court of Gujarat at Ahmedabad on March 7, 2002 and by the High Court of Judicature at Bombay on April 11, 2002. The amalgamation was approved by the Reserve Bank of India on April 26, 2002. The amalgamation became effective on May 3, 2002. The date of the amalgamation for accounting purposes under Indian GAAP was March 30, 2002.

The Sangli Bank Limited, an unlisted private sector bank, merged with ICICI Bank with effect from April 19, 2007. On the date of acquisition, the Sangli Bank had over 190 branches and extension counters, total assets of Rs. 17.6 billion, total deposits of Rs. 13.2 billion and total loans of Rs. 2.0 billion.

The Bank of Rajasthan, a listed Indian private sector bank, merged with ICICI Bank with effect from close of business of August 12, 2010 and we are in the process of integrating its operations with ours. At year-end fiscal 2010, the Bank of Rajasthan had 463 branches and 127 ATMs. It had total assets of Rs. 173.0 billion, total deposits of Rs. 150.6 billion and total advances of Rs. 83.3 billion. It made a net profit of Rs. 1.2 billion in fiscal 2009 and a net loss of Rs. 1.0 billion in fiscal 2010. The Bank of Rajasthan was also a sponsoring entity of a regional rural bank called the Mewar Anchalik Gramin Bank, with a holding of 35%. The Mewar Anchalik Gramin Bank had 58 branches with total deposits of Rs. 4.3 billion and total loans of Rs. 1.5 billion at year-end fiscal 2010. It made a profit of Rs. 21 million in fiscal 2010 but due to prior years losses had accumulated losses of Rs. 0.1 billion at year-end fiscal 2010.

Shareholding Structure and Relationship with the Government of India

The following table sets forth, at September 3, 2010, certain information regarding the ownership of our equity shares.

	Percentage of total equity shares outstanding	Number of equity shares held
Government-controlled shareholders:
Life Insurance Corporation of India	10.3%	118,269,760
General Insurance Corporation of India and government-owned general insurance companies	2.5	28,853,689
UTI and UTI Mutual Fund	0.9	9,724,684
Other government-controlled institutions, mutual funds, corporations and banks	0.1	994,857
Total government-controlled shareholders	13.8	157,842,990
Other Indian investors:
Individual domestic investors(1)(2)	5.8	67,034,254
Mutual funds and banks (other than government-controlled mutual funds and banks)	5.4	62,212,241
Indian corporates and others	7.9	90,033,680
Total other Indian investors	19.1	219,280,175
Total Indian investors	32.9	377,123,165
Foreign investors:	—
Deutsche Bank Trust Company Americas, as depositary for American Depositary Share holders	27.8	318,965,232
Allamanda Investments Pvt. Limited(3)	5.6	64,113,201
Other foreign institutional investors, foreign banks, overseas corporate bodies, foreign companies, foreign nationals, foreign institutional investors and non-resident Indians(1)(2)	33.7	387,122,487
Total foreign investors	67.1	770,200,920
Total	100.0	1,147,324,085

(1)	Executive officers and directors as a group held around 0.1% of the equity shares as of this date.

(2)	No single shareholder in this group owned 5.0% or more of ICICI Bank’s equity shares as of this date.

(3)	A subsidiary of Temasek Holdings Private Limited, Singapore.

(4)	Shareholding as on September 3, 2010 includes shares allotted to shareholders of the erstwhile Bank of Rajasthan.

In fiscal 2006, we concluded a capital raising exercise issuing 148,204,556 equity shares, raising a total of Rs.  80.0 billion through a simultaneous public offering in India and American Depositary Shares offering in the United States, with a Public Offering Without Listing of American Depositary Shares in Japan. The offering was priced at Rs. 498.75 per share for retail investors in India, Rs. 525 per share for other investors in the Indian offering and US$ 26.75 per American Depositary Share. In June 2007, we undertook a capital raising exercise through a simultaneous public offering in India and American Depositary Shares offering in the United States resulting in aggregate the issuance of 208,497,102 equity shares (including partly paid equity shares), raising a total of Rs. 199.7 billion. The offering was priced at Rs. 890 per share for retail investors in India, Rs. 940 per share for other investors in the Indian offering and US$ 49.25 per American Depositary Share.

The holding of government-controlled shareholders was 13.8% at September 3, 2010 against 14.5% at September 4, 2009 and 12.2% at September 5, 2008. The holding of the Life Insurance Corporation of India was 10.3% at September 3, 2010 against 10.3% at September 4, 2009, and 8.4% at September 5, 2008.

We operate as an autonomous and commercial enterprise and the Indian government has never directly held any of our shares. We are not aware of or a party to any shareholders’ agreement or voting trust relating to the ownership of the shares held by the government-controlled shareholders. We do not have any agreement with our government-controlled shareholders regarding management control, voting rights, anti-dilution or any other matter. Our Articles of Association provide that the government of India is entitled, pursuant to the provisions of guarantee agreements between the government of India and ICICI, to appoint a representative to our board. We have traditionally invited a representative of each of the government-controlled insurance companies that are among our principal institutional shareholders, the Life Insurance Corporation of India Limited and the General Insurance Corporation of India Limited to join our board. There is currently no representative of the Life Insurance Corporation of India and the General Insurance Corporation of India on our board. See “Management — Directors and Executive Officers” for a discussion of the composition of our board of directors.

The holding of other Indian investors was 19.1% at September 3, 2010 against 20.4% at September 4, 2009 and 20.7% at September 5, 2008. The total holding of Indian investors was 32.9% at September 3, 2010 against 34.8% at September 4, 2009 and 33.0% at September 5, 2008. The holding of foreign investors was 67.1% at September 3, 2010 against 65.2% at September 4, 2009 and 67.0% at September 5, 2008. See “Supervision and Regulation — Reserve Bank of India Regulations — Ownership Restrictions”.

Deutsche Bank Trust Company Americas holds the equity shares represented by 159 million American Depositary Shares outstanding as depositary on behalf of the holders of the American Depositary Shares. The American Depositary Shares are listed on the New York Stock Exchange. Under the Indian Banking Regulation Act, no person holding shares in a banking company can exercise more than 10.0% of the total voting power. This means that Deutsche Bank Trust Company Americas (as depositary), which held approximately 27.8% of our equity shares at September 3, 2010 against 29.6% at September 4, 2009 and 28.2% at September 5, 2008 could only vote 10.0% of our equity shares, in accordance with the directions of our board of directors. See “Overview of the Indian Financial Sector — Recent Structural Reforms — Proposed Amendments to the Banking Regulation Act”. Except as stated above, no shareholder has differential voting rights. For a discussion of fees and charges that a holder of ADSs may have to pay, see “— American Depositary Receipt Fees and Payments”.

Strategy

The key elements of our business strategy are to:

•	focus on quality growth opportunities by:

•	enhancing our retail and corporate franchise in both domestic and international markets;

•	increasing the proportion of current and savings account and retail term deposits in our domestic deposit base;

•	building a rural banking franchise; and

•	strengthening our insurance, asset management and securities businesses,

•	emphasize conservative risk management practices and enhance asset quality;

•	use technology for competitive advantage; and

•	attract and retain talented professionals.

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

In fiscal 2010, we focused on repositioning our balance sheet for the next phase of growth. We increased the proportion of current and savings account deposits; reduced the rate of growth of non-performing loans; continued to keep stringent control on operating expenses; and maintained a high level of capital adequacy, relative to the regulatory requirement. Our non-banking subsidiaries engaged in asset management, securities brokering and life insurance have benefited from the recent stabilization and improvement in economic conditions and revival of the equity markets in India. In the near term we expect to grow our loan book by capitalizing on selected credit segments including home loans, other secured retail loans and project finance and growing our commercial banking activities.

Over the last two years we have rebalanced our deposit profile, reduced costs, reduced net non-performing loans and maintained high levels of capital adequacy. Our objective going forward will be to leverage our capital base for profitable growth, while sustaining the improvements in our deposit profile, cost ratios and credit quality. As we grow our businesses, meeting customer expectations on service quality will be a critical element of our strategy.

Overview of Our Products and Services

We offer products and services in the commercial banking area to corporate and retail customers, both domestic and international. We also undertake treasury operations and offer treasury-related products and services to our customers. We are also engaged in insurance, asset management, securities business venture capital and private equity fund management through specialized subsidiaries.

Commercial Banking for Retail Customers

Our commercial banking operations for retail customers consist of retail lending and deposits, credit cards, depositary share accounts, distribution of third-party investment and insurance products and other fee-based products and services.

Retail Lending Activities

Given the favorable demographics of the country and the under-penetration of retail credit, we identified retail credit as a key opportunity in early 2000. We capitalized on the retail opportunity offering home loans, automobile loans, commercial business loans (including primarily commercial vehicle loans), personal loans, credit cards, loans against time deposits and loans against securities. We also funded dealers who sell automobiles, consumer durables and commercial vehicles. Our retail portfolio was Rs. 1,457.6 billion, constituting 57.0% of gross loans at year-end fiscal 2008. Due to the increase in interest rates, the tightening of liquidity, the increase in asset prices and challenges in collections, we reduced our disbursements of retail loans, especially unsecured loans, from fiscal 2008 and, as a result, the retail portfolio declined to Rs. 1,259.9 billion, constituting 46.4 % of gross loans at year end-fiscal 2009, and further to Rs. 976.5 billion, constituting 42.1% of gross loans at year-end fiscal 2010. However, we continue to believe that retail credit has a robust long-term potential due to rising income levels and expansion of the middle class. We will continue to focus on secured retail products like home loans, car loans and commercial vehicle loans. We will selectively offer unsecured products such as personal loans and credit cards to our existing customers.

Our retail asset products are generally fixed rate products repayable in equated monthly installments other than our floating rate home loan portfolio, where any change in the benchmark rate to which the rate of interest on the loan is referenced is passed on to the borrower on the first day of the succeeding quarter or succeeding month, as applicable. Any decrease in the rate of interest payable on floating rate home loans is generally effected by an acceleration of the repayment schedule, keeping the monthly installment amount unchanged. Any increase in the rate of interest payable on floating rate home loans is generally effected in the first instance by an extension of the repayment schedule, keeping the monthly installment amount unchanged, and based on certain criteria, by changing the monthly installment amount. See also “Risk Factors — Risks Relating to Our Business — Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”.

The following table sets forth, at the dates indicated, the breakdown of our gross (net of write-offs) retail finance portfolio.

	At March 31,
	2008		2009		2010		2010
	(Rupees in billions)						(US$ in millions)
Home loans(1)	Rs.	773.7	Rs.	733.3	Rs.	619.8	US$	13,788
Automobile loans		174.8		133.2		85.2		1,895
Commercial business		203.9		164.4		136.8		3,043
Personal loans		144.3		108.8		57.2		1,273
Credit card receivables		96.5		90.2		59.4		1,321
Two-wheeler loans		29.8		16.9		4.6		102
Others(2)		34.6		13.1		13.5		300
Total retail finance portfolio	Rs.	1,457.6	Rs.	1,259.9	Rs.	976.5	US$	21,722

(1)	Includes developer financing of Rs. 40.7 billion at year-end fiscal 2010, Rs. 39.5 billion at year-end fiscal 2009 and Rs. 27.8 billion at year-end fiscal 2008.

(2)	Includes dealer financing of Rs. 7.7 billion at year-end fiscal 2010, Rs. 8.8 billion at year-end fiscal 2009 and Rs. 24.1 billion at year-end fiscal 2008.

The proportion of personal loans and credit card receivables in the total retail portfolio decreased from 16.5% at year-end fiscal 2008 to 15.8% at year-end fiscal 2009 and further to 11.9% at year-end fiscal 2010.

We offer retail lending products primarily in India through ICICI Bank and our wholly owned subsidiary, ICICI Home Finance Company Limited. Our home loan portfolio includes both loans for the purchase and construction of homes as well as loans against property. Our policies for such loans are based on certain stipulated ratios such as the loan-to-value ratio and the ratio of fixed debt obligations to a borrower’s income. The initial repayment term of such loans is fifteen to twenty years with payments in the form of equated monthly installments. We conduct a part of our housing loan business through ICICI Home Finance Company.

We also undertake retail lending activities to a very limited extent in certain of our international branches and subsidiaries.

Lending to Small and Medium Enterprises

We have segmented offerings for the small and medium enterprises sector while adopting a cluster based financing approach to fund small enterprises that have a homogeneous profile such as engineering, information technology, transportation and logistics and pharmaceuticals. We also offer supply chain financing solutions to the channel partners of corporate clients and business loans (in the form of cash credit/overdraft/term loans) to meet the working capital needs of small businesses. We are also proactively reaching out to small and medium enterprises through various initiatives such as the small and medium enterprises CEO Knowledge Series — a platform to mentor and assist entrepreneurs; small and medium enterprises toolkit — an online business and advisory resource for small and medium enterprises; and the “Emerging India Awards” — a small and medium enterprises recognition platform.

Retail Deposits

Our retail deposit products include time deposits and savings accounts. We also offer targeted products to specific customer segments such as high net worth individuals, defense personnel, trusts and businessmen, and have corporate salary account products. We offer current account (i.e., checking accounts for businesses) products to our small enterprises customers, who maintain balances with us. Further, we offer an international debit card in association with VISA International. At year-end fiscal 2010, we had a debit card base in excess of 15 million cards.

We are currently placing enhanced emphasis on increasing our current and savings account deposit base and improving the proportion of current and savings accounts in our total deposits. Expansion of our branch network in India is a critical element of this strategy.

For a description of Reserve Bank of India’s regulations applicable to deposits in India and required deposit insurance, see “Supervision and Regulation — Reserve Bank of India Regulations — Regulations Relating to Deposits” and “Supervision and Regulation — Deposit Insurance”. For more information on the type, cost and maturity profile of our deposits, see “— Funding”.

Fee-Based Products and Services

Through our distribution network, we offer government of India savings bonds, insurance policies from ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company and distribute public offerings of equity shares by Indian companies. We offer several card-based products such as credit cards, debit cards, prepaid cards, travel cards, and commercial cards. We also offer a variety of mutual fund products from ICICI Prudential Asset Management Company and other select mutual funds. We sell gold coins through our branches. We also levy services charges on deposit accounts.

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

Corporate Loan Portfolio

Our corporate loan portfolio consists of project and corporate finance (including structured finance and cross-border acquisition financing) and working capital financing. For further details on our loan portfolio, see “— Loan Portfolio — Loan Concentration”. For a description of our credit rating and approval system, see “— Risk Management — Credit Risk”.

Our project finance business consists principally of extending medium-term and long-term rupee and foreign currency loans to the manufacturing and infrastructure sectors. We also provide financing by way of investment in marketable instruments such as fixed rate and floating rate debentures. We generally have a security interest and first charge on the fixed assets of the borrower.

Our working capital financing consists mainly of cash credit facilities and non-fund based facilities including letters of credit and guarantees. For more details on our credit risk procedures, see “— Risk Management — Credit Risk”.

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

We also offer commercial banking services such as cash management services (such as collection, payment and remittance services), escrow, trust and retention account facilities, online payment facilities, custodial services and tax collection services on behalf of the government of India and the governments of Indian states. At year-end fiscal 2010, total assets held in custody on behalf of our clients (mainly foreign institutional investors, offshore funds, overseas corporate bodies and depositary banks for GDR investors) were Rs. 1,700.1 billion. As a registered depositary participant of National Securities Depository Limited and Central Depository Services (India) Limited, the two securities depositaries operating in India, we also provide electronic depositary facilities to investors.

Corporate Deposits

We offer a variety of deposit products to our corporate customers including current accounts, time deposits and certificates of deposits. For more information on the type, cost and maturity profile of our deposits, see “— Funding”.

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

Retail Foreign Exchange Products

Products for retail customers include sale of currency notes, traveler’s checks and travel cards. These mainly cater to the segments of outbound tourism and education. We also facilitate retail inward remittances from foreign geographies.

Derivatives

Products include interest rate swaps, currency swaps, options and currency futures. We run one of the largest US dollar/Indian rupee option books in India and provide market making in interest rate and currency derivatives in all G7 currencies.

Commercial Banking for Rural and Agricultural Customers

We believe that rural India is key to sustaining India’s current growth momentum and our rural banking strategy seeks to match the growing demand for financial services in rural areas. The Reserve Bank of India’s directed lending norms also require us to lend a portion of advances to the rural and agricultural sector. See “— Loan Portfolio — Directed Lending”. We provide corporate banking products and services to corporate clients engaged in agriculture-linked businesses. We finance suppliers and vendors of corporates and medium enterprises engaged in agriculture-linked businesses. We have also strengthened our relationships with co-operatives that are constituted by farmers. We offer financial solutions to farmers, commodity traders and processors and to micro-finance institutions. Rural banking presents significant challenges in terms of geographical coverage and high unit transaction costs. See also “Risk Factors — Risks Relating to Our Business — Entry into new businesses or expansions of existing businesses may expose us to increased risks that may adversely affect our business”.

Commercial Banking for International Customers

Our strategy for growth in international markets is based on leveraging home country links, technology and infrastructure for international expansion by capturing market share in selected international markets. Our international strategy is focused on building a retail deposit franchise in geographies where we have such licenses, meeting the foreign currency needs of our Indian corporate clients, taking select non-India trade finance exposures linked to imports to India, carrying out select local lending as required by regulations, and achieving the status of the preferred non-resident Indian community bank in key markets. We also seek to build stable wholesale funding sources and strong syndication capabilities to support our corporate and investment banking business, and to expand private banking operations for India-centric asset classes.

We currently have subsidiaries in the United Kingdom, Canada and Russia, branches in the United States, Singapore, Dubai International Finance Center, Sri Lanka, Hong Kong, Qatar and Bahrain and representative offices in China, United Arab Emirates, Bangladesh, South Africa, Thailand, Indonesia and Malaysia. Our subsidiary in United Kingdom has established a branch in Antwerp, Belgium and a branch in Frankfurt, Germany.

Many of the commercial banking products that we offer through our international branches and subsidiaries, as well as to international customers from our domestic network, such as debt financing, trade finance and letters of credit, are similar to the products offered to our customers in India. Some of the products and services that are unique to international customers are:

•
Money2India remittance services: Remittances into India increased during this decade, from US$ 13 billion in fiscal 2001 to US$ 47 billion in fiscal 2009. We recognized the remittance opportunity early on in the decade and started offering a host of remittance services tailored to meet the needs of diverse customer segments. We have a market share of over 15% of the migrant remittances into India. To facilitate easy transfer of funds to India, we offer a suite of online as well as offline money transfer products as featured on our website www.money2India.com. These innovative, cost effective and convenient products enable non-resident Indians to send money to any beneficiary in India with a wide choice of delivery channels like electronic transfers to accounts with over 50,000 bank branches. None of the content of the website www.money2India.com is incorporated in this annual report.

•	TradeWay: an Internet-based document collection product to provide correspondent banks access to real-time online information on the status of their export bills collections routed through us.

•	Remittance Tracker: an Internet-based application that allows a correspondent bank to check on the status of its payment instructions and to get various information reports online.

•	Offshore banking deposits: multi-currency deposit products in US dollar, pound sterling and euro.

•	Foreign currency non-resident deposits: foreign currency deposits offered in six main currencies — US dollar, pound sterling, euro, yen, Canadian dollar and Australian dollar.

•	Non-resident external fixed deposits: deposits maintained in Indian rupees.

•	Non-resident external savings account: savings accounts maintained in Indian rupees.

•	Non-resident ordinary savings accounts and non-resident ordinary fixed deposits.

Our international branches had total assets of Rs. 611.2 billion and total advances of Rs. 451.2 billion at year-end fiscal 2010 as compared to total assets of Rs. 733.3 billion and total advances of Rs. 542.9 billion at year-end fiscal 2009. Our international branches are primarily funded by debt capital market borrowings and syndicated/ bilateral loans and the volatility in the international debt capital markets has constrained our debt capital market borrowings and increased our cost of funding. Given the higher cost of borrowings in the debt capital markets, we have relied on bank/multilateral lines, deposits from high net worth customers and money market borrowings to meet our re-financing requirements. There are higher liability maturities than asset maturities in the near term in our international branches and volatility and liquidity constraints in the international markets may adversely impact our liquidity position.

Our subsidiaries in the United Kingdom and Canada are full service banks offering retail and corporate banking services. In Canada and United Kingdom, our subsidiaries offer direct banking using the internet as the access channel.

At year-end fiscal 2010, ICICI Bank UK PLC had 13 branches, including one in Belgium and one in Germany and assets including cash and liquid securities, loans and advances, bonds and notes of financial institutions, India-linked investments and asset backed securities. Until fiscal 2008, ICICI Bank UK’s retail deposits were primarily in the nature of demand deposits through the internet channel. As a prudent asset liability management strategy, ICICI Bank UK invested these deposits mainly into the bonds of financial institutions with generally strong credit ratings. Since fiscal 2009, ICICI Bank UK has focused on re-balancing its deposit base towards retail term deposits and the proportion of retail term deposits in total deposits has increased significantly, from 16% at year-end fiscal 2008 to 66% at year-end fiscal 2010. ICICI Bank UK made a profit of US$ 37 million during fiscal 2010, as compared to US$ 7 million during fiscal 2009. ICICI Bank UK had total assets of US$ 7,419 at year-end fiscal 2010, as compared to US$ 7,321 million at year-end fiscal 2009.

At year-end fiscal 2010, ICICI Bank Canada had nine branches and assets including cash and liquid securities, loans and advances, federally insured mortgages, India-linked investments and asset backed securities. ICICI Bank Canada made a profit of CAD 35 million during fiscal 2010, as compared to CAD 34 million during fiscal 2009. ICICI Bank Canada had total assets of CAD 5,691 million at year-end fiscal 2010 as compared to CAD 6,433 million at year-end fiscal 2009.

At year-end fiscal 2010, ICICI Bank Eurasia had two branches and total assets of US$ 406 million as compared to total assets of US$ 441 million at year-end fiscal 2009. ICICI Bank Eurasia made a profit of US$ 11 million during fiscal 2010, as compared to USD 2 million during fiscal 2009.

During fiscal 2009, the global financial system experienced difficult credit and liquidity conditions and disruptions leading to decrease in liquidity, greater volatility and the widening of credit spreads. The widening of the credit spreads had resulted in mark-to-market losses on our credit derivatives portfolio. Our international branches and banking subsidiaries have made investments in credit derivatives including credit default swaps, credit linked notes and collateralized debt obligations. At year-end fiscal 2010, the outstanding investments in credit derivatives included Rs. 28.0 billion in funded instruments and Rs. 32.9 billion of notional principal amount in unfunded instruments. The assets underlying the credit derivative investments are Indian corporate exposures as we exited our entire exposure to non-India-linked credit derivatives in fiscal 2009.

See “Risk Factors — Risks Relating to India and Other Economic and Market Risks — Financial instability in other countries, particularly emerging market countries and countries where we have established operations, could adversely affect our business and the price of the American Depositary Shares” and “Risk Factors — Risks Relating to Our Business — We have experienced rapid international growth in earlier years, which has increased the complexity of the risks that we face”.

Delivery Channels

We deliver our products and services through a variety of channels, ranging from traditional bank branches to ATMs, call centers and the Internet. At year-end fiscal 2010, we had a network of 1,707 branches across several Indian states.

As a part of its branch licensing conditions, Reserve Bank of India has stipulated that at least 25.0% of our branches must be located in semi-urban and rural areas. The following table sets forth the number of branches broken down by area at year-end fiscal 2010.

	At March 31, 2010
	Number of branches and extension counters	% of total
Metropolitan/urban	976	57.2%
Semi-urban/rural	731	42.8%
Total branches and extension counters	1,707	100.0%

At year-end fiscal 2010, we had 5,219 ATMs, of which 2,149 were located at our branches. Our network has further increased to 2,501 branches and 5,665 ATMs at August 19, 2010. This includes 463 branches and 127 ATMs of the Bank of Rajasthan, a private sector bank that merged with us effective from the close of business at August 12, 2010. In addition, the Bank of Rajasthan was also the sponsoring entity of a regional rural bank called the Mewar Anchalik Gramin Bank which had 58 branches at March 31, 2010.

We expect our branch network to become key points of customer acquisition and service. Accordingly, during fiscal 2010, we changed our organization structure to provide greater autonomy to our branches. The branch network is expected to serve as an integrated channel for deposit mobilization and selected retail asset origination. Through our website, www.icicibank.com, we offer our customers online access to account information, payment and fund transfer facilities and internet banking business for our corporate clients. We provide telephone banking services through our call center. At year-end fiscal 2010, our call centers in India had over 3,700 workstations. We offer mobile phone banking services to our customers using any cellular telephone service operator in India.

Investment Banking

Our investment banking operations principally consist of ICICI Bank’s treasury operations and the operations of ICICI Securities Primary Dealership Limited and ICICI Securities Limited.

Treasury

Through our treasury operations, we seek to manage our balance sheet, including the maintenance of required regulatory reserves, and to optimize profits from our trading portfolio by taking advantage of market opportunities. Our domestic trading and securities portfolio includes our regulatory reserve portfolio, as there is no restriction on active management of our regulatory reserve portfolio. Our treasury operations include a range of products and services for corporate and small enterprise customers, such as forward contracts and interest rate and currency swaps, and foreign exchange products and services. See “— Commercial Banking for Corporate Customers —Foreign Exchange and Derivatives”.

Our treasury undertakes liquidity management by seeking to maintain an optimum level of liquidity and complying with the cash reserve ratio requirement and ensuring the smooth functioning of all our branches. We maintain a balance between interest-earning liquid assets and cash to optimize earnings and undertake reserve management by maintaining statutory reserves, including the cash reserve ratio and the statutory liquidity ratio. Under Reserve Bank of India’s statutory liquidity ratio requirement, ICICI Bank is required to maintain a minimum of 25.0% of its domestic net demand and time liabilities by way of approved securities such as government of India securities and state government securities. ICICI Bank maintains the statutory liquidity ratio through a portfolio of government of India securities that it actively manages to optimize the yield and benefit from price movements. Further, as a prudent liquidity management strategy, ICICI Bank generally maintains excess investments in securities eligible for classification under the statutory liquidity ratio requirement. See “Supervision and Regulation — Legal Reserve Requirements”.

Further, we engage in domestic investments and foreign exchange operations from a centralized trading floor in Mumbai. As part of our treasury activities, we also maintain proprietary trading portfolios in domestic debt and equity securities and in foreign currency assets. Our treasury manages our foreign currency exposures and the foreign exchange and risk hedging derivative products offered to our customers and engages in proprietary trading in currencies. Our investment and market risk policies are approved by the board of directors.

ICICI Bank’s domestic investment portfolio is classified into three categories — held to maturity, available for sale and held for trading. Investments are classified as held to maturity subject to the current regulation issued by the Reserve Bank of India. Investments acquired by us with the intention to trade by taking advantage of the short-term price/interest rate movements are classified as held for trading. The investments which do not fall in the above two categories are classified as available for sale. Investments under the held for trading category should be sold within 90 days; in the event of inability to sell due to adverse factors including tight liquidity, extreme volatility or a unidirectional movement in the market, the unsold securities should be shifted to the available for sale category. Under each category the investments are classified under (a) government securities (b) other approved securities (c) shares (d) bonds and debentures (e) subsidiaries and joint ventures and (f) others. Investments classified under the held to maturity category are not marked to market and are carried at acquisition cost, unless the acquisition cost is more than the face value, in which case the premium is amortized over the period until maturity of such securities. At year-end fiscal 2010, 73.7% of ICICI Bank’s government securities portfolio was in the held to maturity category. The individual securities in the available for sale category are marked to market. Investments under this category are valued security-wise and depreciation/appreciation is aggregated for each classification. Net depreciation, if any, is provided for. Net appreciation, if any, is ignored. The individual securities in the held for trading category are accounted for in a similar manner as those in the available for sale category.

The following table sets forth, for the periods indicated, the composition of our total trading portfolio.

	At March 31(1)
	2008		2009		2010		2010
	(in millions)
Government securities	Rs.	77,382	Rs.	67,895	Rs.	48,307	US$	1,075
Securities purchased under agreement to resell		—		1,348		—		—
Bonds and debentures		41,501		24,237		30,989		689
Equity shares		6,541		2,424		7,209		160
Mutual funds		14,567		32,306		38,652		860
Other securities (2)		49,094		21,828		67,285		1,497
Total	Rs.	189,085	Rs.	150,038	Rs.	192,442	US$	4,281

(1)
Excludes assets held to cover linked liabilities of our life insurance business amounting to  Rs. 514.7 billion  at year-end fiscal 2010, Rs. 286.6 billion at year-end fiscal 2009 and Rs. 250.2 billion  for fiscal 2008.

(2)
Includes certificates of deposits, commercial papers, collateralized borrowings and lending obligation investments, application money, asset-backed commercial papers, master asset vehicles portfolio, bankers' acceptances, funded credit derivatives and venture capital units.

Our portfolio of other securities increased substantially from Rs. 21.8 billion at year-end fiscal 2009 to Rs. 67.3 billion at year-end fiscal 2010 due to higher investments in shorter tenor certificate of deposits of Indian banks and financial institutions by the Bank as part of day to day surplus rupee liquidity management which increased from Rs. 12.3 billion at year-end fiscal 2009 to Rs. 49.5 billion at year-end fiscal 2010.

The following table sets forth, for the periods indicated, certain information related to interest and dividends on our trading portfolio, net gain from the sale of trading investments and gross unrealized gain/(loss) on the trading portfolio.

	Year ended March 31,
	2008		2009		2010		2010
	(in millions)
Interest and dividends on trading portfolio	Rs.	12,115	Rs.	14,881	Rs.	14,471	US$	322
Realized gain/(loss) on sale of trading portfolio		2,522		7,799		(846)		(19)
Unrealized gain/(loss) on trading portfolio		(5,357)		(1,053)		1,760		39
Total	Rs.	9,280	Rs.	21,627	Rs.	15,385	US$	342

The realized and unrealized gain on our trading portfolio decreased from Rs. 6.7 billion in fiscal 2009 to Rs. 0.9 billion in fiscal 2010 primarily on account of the impact of movement in yields on government securities. During fiscal 2009, subsequent to the bankruptcy filing by Lehman Brothers and the developments with respect to other financial institutions in the US and UK, central banks across the world, including the Reserve Bank of India, announced various monetary easing measures along with an infusion of liquidity into the banking system. This led to a sharp reduction in domestic interest rates. The yield on ten-year government of India securities, after increasing from 7.94% at year-end fiscal 2008 to a peak of about 9.47% during July 2008, declined sharply to a low of 5.09% at January 5, 2009. We positioned ourselves to take advantage of the change in the interest rate scenario by taking trading positions to benefit from the drop in yields. This resulted in significant gains from the fixed income securities during fiscal 2009. During fiscal 2010, such opportunities were limited, compared to fiscal 2009. During fiscal 2010, the concerns over fiscal deficit, gradual exit from the expansionary monetary policy by the Reserve Bank of India and inflationary pressures led to the expectation of a hardening of interest rates. The yield on ten-year government of India securities increased to 7.82% at year-end fiscal 2010, from 7.01% at year-end fiscal 2009.

In addition to our trading portfolio, we also hold available for sale investments. The following tables set forth, at the dates indicated, certain information related to our available for sale investments portfolio.

	At March 31, 2008
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Corporate debt securities	Rs.	148,950	Rs.	100	Rs.	(6,280)	Rs.	142,771
Government securities		111,590		262		(315)		111,537
Other securities(1)		93,278		1,102		(898)		93,481
Total debt securities		353,818		1,464		(7,493)		347,789
Equity shares		32,511		7,767		(6,219)		34,059
Other investments(2)		104,700		1,957		(3,414)		103,243
Total	Rs.	491,029	Rs.	11,188	Rs.	(17,126)	Rs.	485,091

(1)	Includes credit linked notes.

(2)	Includes preference shares, mutual fund units, venture fund units and security receipts.

	At March 31, 2009
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Corporate debt securities	Rs.	196,305	Rs.	656	Rs.	(18,671)	Rs.	178,291
Government securities		98,698		696		(1,988)		97,406
Other securities(1)		83,338		1,237		(2,773)		81,802
Total debt investments		378,341		2,589		(23,432)		357,499
Equity shares		26,693		2,845		(9,293)		20,245
Other investments(2)		64,882		1,982		(5,292)		61,571
Total	Rs.	469,916	Rs.	7,416	Rs.	(38,017)	Rs.	439,315

(1)	Includes credit linked notes.

(2)	Includes preference shares, mutual fund units, venture fund units and security receipts.

	At March 31, 2010
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Corporate debt securities	Rs.	113,191	Rs.	1,917	Rs.	(2,219)	Rs.	112,889
Government securities		214,649		178		(277)		214,550
Other securities(1)		108,386		1,205		(1,679)		107,912
Total debt investments		436,226		3,300		(4,175)		435,351
Equity shares		26,100		5,739		(3,286)		28,553
Other investments(2)		57,593		3,320		(7,761)		53,152
Total	Rs.	519,919	Rs.	12,359	Rs.	(15,222)	Rs.	517,056

(1)	Includes credit linked notes.

(2)	Includes preference shares, mutual fund units, venture fund units and security receipts.

The available for sale investments in corporate debt securities decreased substantially from Rs. 196.3 billion at year-end fiscal 2009 to Rs. 113.2 billion at year-end fiscal 2010, primarily due to the sale of securities by our UK subsidiary. The Bank increased its investments in shorter tenure government securities at year-end fiscal 2010, as a part of its liquid asset portfolio.

There was a substantial reduction in the net unrealized losses on debt investments from Rs. 20.8 billion at year-end fiscal 2009 to Rs. 0.9 billion at year-end fiscal 2010, primarily due to a reversal of mark-to-market provisions resulting from a contraction in credit spreads due to improved global market conditions. The net unrealized losses on equity securities also reduced, primarily due to improvement in the equity markets. The benchmark equity index in India, the BSE SENSEX, increased by 80.5% from 9,709 at year-end fiscal 2009 to 17,528 at year-end fiscal 2010, compared to a decline of 37.9% during fiscal 2009.

The following table sets forth, for the periods indicated, income from available for sale securities.

	Year ended March 31,
	2008		2009		2010		2010
	(in millions)
Interest	Rs.	14,073	Rs.	24,057	Rs.	20,048	US$	446
Dividend		4,500		2,893		2,160		48
Total	Rs.	18,573	Rs.	26,950	Rs.	22,208	US$	494
Gross realized gain	Rs.	27,816	Rs.	10,779	Rs.	10,343	US$	230
Gross realized loss		(1,773)		(10,790)		(5,552)		(124)
Total	Rs.	26,043	Rs.	(11)	Rs.	4,791	US$	106

The net realized gains during fiscal 2010 were primarily on account of gains on equity portfolio due to improved equity markets.

The following table sets forth, at the date indicated, an analysis of the maturity profile of our investments in debt securities classified as available for sale investments, and yields thereon. This maturity profile is based on repayment dates and does not reflect repricing dates of floating rate investments.

	At March 31, 2010
	Up to one year			One to five years			Five to ten years			More than ten years
	Amount		Yield	Amount		Yield	Amount		Yield	Amount		Yield
	(in millions, except percentages)
Corporate debt securities	Rs.	14,332	2.7%	Rs.	76,432	3.5%	Rs.	19,614	7.6%	Rs.	2,813	7.7%
Government securities		119,629	3.8%		92,916	5.2%		2,104	7.4%		—	8.1%
Other securities		54,127	7.8%		39,170	6.5%		4,972	6.4%		10,117	4.7%
Total amortized cost of interest-earning securities(1)	Rs.	188,0881	4.9%	Rs.	208,518	4.8%	Rs.	26,690	7.4%	Rs.	12,930	5.3%
Total fair value	Rs.	188,172		Rs.	207,988		Rs.	27,091		Rs.	12,100

(1)	Includes securities denominated in different currencies.

The amortized cost of our held to maturity portfolio amounted to Rs. 643.7 billion at year-end fiscal 2010, Rs. 605.7 billion at year-end fiscal 2009 and Rs. 679.0 billion at year-end fiscal 2008. The gross unrealized gain on this portfolio was Rs. 2.6 billion at year-end fiscal 2010, Rs. 11.6 billion at year-end fiscal 2009 and Rs. 4.3 billion at year-end fiscal 2008. The gross unrealized loss on this portfolio was Rs. 13.7 billion at year-end fiscal 2010, Rs. 8.5 billion at year-end fiscal 2009 and Rs. 10.6 billion at year-end fiscal 2008. Following the reduction in benchmark rates by the Reserve Bank of India during fiscal 2009, unrealized gain increased and unrealized losses decreased as yield on government securities declined during this period. The yield on ten year Government of India securities decreased from 7.94% at year-end fiscal 2008 to 7.01% at year-end fiscal 2009. The unrealized gains reduced and unrealized losses increased in fiscal 2010 as the yield on government securities increased during this period. The yield on ten year government of India securities increased to 7.82% at year-end fiscal 2010.

We have limited investment in equity shares of Rs. 33.8 billion because the Reserve Bank of India restricts investments in equity securities by a banks. See also “Supervision and Regulation — Reserve Bank of India Regulations — Regulations relating to Investments and Capital Market Exposure Limits”.

In general, we pursue a strategy of active management of our long-term equity portfolio to maximize our return on investment. To ensure compliance with the Securities and Exchange Board of India’s insider trading regulations, all dealings in our equity and debt investments in listed companies are undertaken by our treasury’s equity and corporate bonds dealing desks, which are segregated from both the other groups and desks in the treasury and from our other business groups, and which do not have access to unpublished price sensitive information about these companies that may be available to us as a lender.

We deal in several major foreign currencies and take deposits from non-resident Indians in four major foreign currencies. We also manage onshore accounts in foreign currencies. The foreign exchange treasury manages our portfolio through money market and foreign exchange instruments to optimize yield and liquidity.

We provide a variety of risk management products to our corporate and small and medium enterprise clients, including foreign currency forward contracts and currency and interest rate swaps. We control market risk and credit risk on our foreign exchange trading portfolio through an internal model, which sets counterparty limits, stop-loss limits and limits on the loss of the entire foreign exchange trading operations and exception reporting. See also “Risk Management — Quantitative and Qualitative Disclosures About Market Risk — Exchange Rate Risk”.

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

	At March 31, 2010
	Asset backed securities and funded credit derivatives (1)(2)		Bonds(2)		Others		Total		Mark-to-market gain/ (loss) in fiscal 2010	Realized gain/(loss)/ Impairment (loss) in income statement for fiscal 2010	Mark-to-market gain/ (loss) at March 31, 2010
	Trading	Available for sale and held to maturity	Trading	Available for sale and held to maturity	Trading	Available for sale and held to maturity	Trading	Available for sale and held to maturity
	(Rs. in millions)
US	—	1,122	—	17,872	—	449	—	19,443	4,399	726	(372)
Canada	640	1,573	2,003	10,766	—	659	2,643	12,998	463	(93)	(1,437)
Europe	—	11,826	—	23,521	—	1,840	—	37,187	3,768	(425)	(4,695)
India	5,054	22,586	779	25,393	—	—	5,833	47,979	3,479	123	(662)
Rest of Asia	—	—	—	10,541	—	—	—	10,541	1,259	(155)	(346)
Others	—	—	—	7,318	—	—	—	7,318	281	20	(66)
Total portfolio	5,694	37,107	2,782	95,411	—	2,948	8,476	135,466	13,649	196	(7,578)

(1)
Includes residential mortgage backed securities, commercial mortgage backed securities, other asset backed securities and collateralized loan obligations. Excludes unfunded credit derivative exposure of Rs. 32.9 billion.

(2)
Includes asset backed securities and bonds transferred in fiscal 2009 from investment to loans and receivables by our UK subsidiary pursuant to Accounting Standard Board issuing amendments to “FRS 26 – ‘Financial Instruments: Recognition and Measurement’ which permitted reclassification of financial assets in certain circumstances from ‘held for trading’ and ‘available for sale categories’ to the ‘loans and receivables’ category.

Investments in corporate and financial sector debt securities and mortgage and asset backed securities by our overseas branches and banking subsidiaries decreased from Rs. 205.9 billion at year-end fiscal 2009 to Rs. 143.9 billion at year-end fiscal 2010. Our asset backed securities and funded credit derivatives portfolio decreased from Rs. 56.4 billion at year-end fiscal 2009 to Rs. 42.8 billion at year-end fiscal 2010, primarily due to the sale of asset backed securities by our UK subsidiary and the maturity of a part of our India-linked credit derivative portfolio during fiscal 2010. Our bond portfolio decreased from Rs. 130.1 billion at year-end fiscal 2009 to Rs. 98.2 billion at year-end fiscal 2010, primarily due to reduction in the bond portfolio of our UK subsidiary arising from sales of a part of our investment portfolio during fiscal 2010 to capitalize on the improved market conditions. We reduced our bond investments in Europe from Rs. 54.3 billion at year-end fiscal 2009 to Rs. 23.5 billion at year-end fiscal 2010. At year-end fiscal 2010, our bond investments in Europe were primarily in the UK, Germany, Netherlands, Denmark and France. The decrease in our other investment portfolio from Rs. 19.4 billion at year-end fiscal 2009 to Rs. 3.0 billion at year-end fiscal 2010 was primarily on account of maturity of our investment in certificates of deposits during fiscal 2010.

The decrease in portfolio, coupled with improved market conditions, resulted in a substantial reduction of mark-to-market losses on our investment portfolio from Rs. 23.3 billion at year-end fiscal 2009 to Rs. 7.6 billion at year-end fiscal 2010. The mark-to-market impact was a gain of Rs. 13.6 billion during fiscal 2010 as compared to a loss of Rs. 11.8 billion during fiscal 2009. The realized gain/loss and impairment loss was a net gain of Rs. 0.2 billion during fiscal 2010 as compared to a loss of Rs. 5.4 billion during fiscal 2009.

The following table sets forth, a summary of the investment portfolio of our overseas branches and banking subsidiaries based on the category of investments.

	At March 31
	2009		2010
Category	(in millions)
Bonds
Banks and financial institutions	Rs.	109,612	Rs.	74,816
Corporate		20,506		23,377
Total bonds		130,118		98,193
Asset backed securities and funded credit derivatives		56,411		42,801
Others(1)		19,407		2,948
Total	Rs.	205,936	Rs.	143,942

(1)	Includes investments in certificates of deposits.

Our exposure to banks and financial institutions is spread over a number of banks and of this the exposure to the top ten banks accounts for approximately 37.0% of the total exposure to banks and financial institutions at year-end fiscal 2010 as compared to approximately 30.0% at year-end fiscal 2009. Approximately 84.0% of our exposure to corporate entities is India-linked at year-end fiscal 2010 as compared to approximately 95.0% at year-end fiscal 2009.

Our total investment in asset backed securities represents less than 0.5% of our total assets at year-end fiscal 2010. The portfolio size of such securities was Rs. 15.2 billion and primarily comprised retail mortgage backed securities of Rs. 9.9 billion, collateralized loan obligations of small and medium enterprises of Rs. 2.0 billion, commercial mortgage backed securities of Rs. 1.5 billion, asset backed commercial paper of Rs. 0.6 billion and other asset backed securities of Rs. 1.2 billion. The retail mortgage backed securities portfolio consists primarily of UK residential mortgage backed securities portfolio backed by prime and buy-to-let mortgages. The asset backed commercial paper portfolio consists of investments made by ICICI Bank Canada in securities issued by trusts. These trusts have in turn invested in various Canadian and United States assets. During the year, some of the asset backed commercial papers were restructured into master asset vehicles. The size of the master asset vehicles portfolio on our books at year-end fiscal 2010 was Rs. 2.3 billion and these are classified as a part of the banks and financial institutions portfolio. No additions were made to the above portfolio during the year and the existing portfolio is being run down due to redemption of certain securities. There has been an improvement in the mark-to-market position of the portfolio during the fiscal 2010 on account of an improvement in the credit markets.

The investments in these securities are governed by the respective investment policies of ICICI Bank and its banking subsidiaries. To mitigate significant concentrations in credit risk, the investment policy lays down a number of limits that need to be adhered to before investments can be made. The investment policy lays down rating and issuer wise investment limits at each of these units. Further, there are counterparty limits for individual banks and financial institutions. Country exposure limits have also been established for various countries. In addition, ICICI Bank monitors the credit spread risk arising out of such investments while ICICI Bank UK has instituted credit spread sensitivity limits on its portfolio. Any exceptions to the above limits are made with due approvals from the appropriate forums. ICICI Bank has not bought credit protection against any of its international investments.

ICICI Securities Limited

ICICI Securities Limited is engaged in equity underwriting and brokerage. ICICI Securities Limited has an online share trading portal called icicidirect.com. The primary objective of icicidirect.com is to enable individuals to make investments and offer a wide range of investment options by providing a seamless structure that integrates a customer’s bank account, demat account and trading account. The portal offers seamless access to the United States markets by tying up with a leading United States based broker. ICICI Securities Limited has a subsidiary in the US, ICICI Securities Holdings Inc., which has a subsidiary in the US, ICICI Securities Inc., which is engaged in brokerage services. During fiscal 2009, ICICI Securities Holdings Inc. completed the purchase of assets (by way of merger) of Global Investment Management, Inc., a registered investment adviser and a New Jersey corporation with offices in Princeton, New Jersey, engaged in investment advisory activities. The business has subsequently been sold. ICICI securities made a net profit of  Rs. 1.2 billion during fiscal 2010 compared to Rs. 0.04 billion during fiscal 2009.

ICICI Securities Primary Dealership

ICICI Securities Primary Dealership is engaged in the primary dealership of Indian government securities. It also deals in other fixed income securities. In addition to this, it has underwriting, portfolio management services, placement of debt and money market operations. ICICI Securities Primary Dealership made a net profit of Rs. 0.9 billion during fiscal 2010 compared to Rs. 2.7 billion during fiscal 2009. The revenue of the business is directly linked to conditions in the fixed income market.

Venture Capital and Private Equity

Our subsidiary ICICI Venture Funds Management Company Limited manages funds that provide venture capital funding to start-up companies and private equity to a range of companies. At year-end fiscal 2010, ICICI Venture managed or advised funds of approximately Rs. 114.4 billion. ICICI Venture made a net profit of Rs. 0.5 billion during fiscal 2010 compared to Rs. 1.5 billion during fiscal 2009.

Asset Management

We provide asset management services through our subsidiary, ICICI Prudential Asset Management. ICICI Prudential Asset Management is a joint venture with Prudential PLC of UK. We have approximately 51.0% interest in the entity. ICICI Prudential Asset Management also provides portfolio management services and advisory services to clients. ICICI Prudential Asset Management has also been selected for offering investment management services to the Employee Provident Fund Organization. ICICI Prudential Asset Management had average mutual fund assets under management of Rs. 514.6 billion for the month of March 2009 and Rs. 810.2 billion for the month of March 2010. ICICI Prudential Asset Management made a net profit of Rs. 1.3 billion during fiscal 2010 compared to Rs. 0.01 billion during fiscal 2009.

Insurance

We provide a wide range of insurance products and services through our subsidiaries ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company. ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company are joint ventures with Prudential PLC of UK and Fairfax Financial Holdings Limited of Canada, respectively. We have approximately 74.0% interest in both of these entities. Subject to the amendment of foreign ownership regulations, Prudential PLC has the right to increase its shareholding in ICICI Prudential Life Insurance Company to 49% at the market value of the shares to be determined as mutually agreed. Laws and regulations governing insurance companies currently provide that each promoter should eventually reduce its stake to 26% following the completion of ten years from the commencement of business by the concerned insurance company. We and Prudential PLC have agreed that if a higher level of promoter shareholding is permitted, then this would be in the proportion of 51% being held by us and 49% being held by Prudential PLC. See “Supervision and Regulation — Regulations Governing Insurance Companies”. Further, we and each of our joint venture partners have a right of first refusal in case the other partner proposes to sell its shareholding in the joint venture (other than transfer to a permitted affiliate of the transferor).

ICICI Prudential Life Insurance Company recorded its first year of accounting profits during fiscal 2010 with a net profit of Rs. 2.6 billion compared to a net loss of Rs. 7.8 billion during fiscal 2009. After rapid growth in previous years, the life insurance market in India saw a slowdown in new business in fiscal 2009 and fiscal 2010. The new business annualized premium equivalent of ICICI Prudential Life Insurance Company increased marginally by 0.8% to Rs. 53.5 billion during fiscal 2010 while total premium increased by 7.7% to Rs. 165.3 billion. Renewal premium increased by 19.4% to Rs. 102.0 billion during fiscal 2010 reflecting the long-term sustainability of the business. ICICI Prudential Life Insurance Company maintained its market leadership in the private sector with an overall market share of about 9.3% based on retail new business weighted received premium for fiscal 2010.

ICICI Lombard General Insurance Company made a net profit of Rs. 1.4 billion during fiscal 2010 compared to Rs. 0.2 billion during fiscal 2009. The general insurance industry continued to witness a slowdown in growth in fiscal 2010 because of the de-tariffication of the general insurance industry whereby insurance premiums were freed from price controls, resulting in a significant decline in premium rates. ICICI Lombard General Insurance Company recorded a total gross written premium of Rs. 34.3 billion in fiscal 2010 compared to Rs. 34.6 billion in fiscal 2009.

ICICI Lombard General Insurance Company was the largest private general insurer with a market share of about 9.5% in gross written premium among all general insurance companies during fiscal 2010.

We earn commissions and fees from these subsidiaries as their distributor for sales of life and general insurance products.

Funding

Our funding operations are designed to ensure stability of funding, minimize funding costs and effectively manage liquidity. Since the amalgamation of ICICI with ICICI Bank, the primary source of domestic funding has been deposits raised from both retail and corporate customers. We also raise funds through short-term rupee borrowings and domestic or overseas bond offerings pursuant to specific regulatory approvals. Because ICICI was not allowed to raise banking deposits as a financial institution, its primary sources of funding prior to the amalgamation were retail bonds and rupee borrowings from a wide range of institutional investors. ICICI also raised funds through foreign currency borrowings from commercial banks and other multilateral institutions like the Asian Development Bank and the World Bank, which were guaranteed by the government of India. With regard to these guarantees by the government of India for purposes of obtaining foreign currency borrowings, the government of India has, in its letter dated May 31, 2007, instructed us to take steps to either repay or prepay such foreign currency borrowings for which a guarantee has been provided by the government of India or to substitute the guarantees provided by the government of India with other acceptable guarantees. At year-end fiscal 2010, the total outstanding loans/bonds of ICICI Bank that are guaranteed by the government of India were Rs. 25.6 billion, constituting approximately 2.7% of the total borrowings of ICICI Bank at that date. We are evaluating various options in this regard.

Our international branches fund themselves primarily from wholesale funding sources including bonds, syndicated loans, bilateral loans and inter-bank borrowings. Our subsidiaries in the United Kingdom and Canada fund themselves primarily through retail deposits.

Our deposits were 49.4% of our total liabilities at year-end fiscal 2010 compared to 54.2% of our total liabilities at year-end fiscal 2009. Our borrowings, including preference shares issued by us, were 23.6% of our total liabilities at year-end fiscal 2010 compared to 24.0% of our total liabilities at year-end fiscal 2009. Our deposits decreased by 7.7% from Rs. 2,618.6 billion at year-end fiscal 2009 to Rs. 2,415.7 billion at year-end fiscal 2010. The decrease in deposits is primarily due to ICICI Bank’s conscious strategy of reducing wholesale deposits and the decline in our rupee loan portfolio. Our borrowings (including redeemable non-cumulative preference shares and subordinated debt) decreased from Rs. 1,160.7 billion at year-end fiscal 2009 to Rs. 1,157.0 billion at year-end fiscal 2010. Although capital-eligible rupee borrowings in the nature of subordinated debt increased, the impact of rupee appreciation on foreign currency denominated borrowings led to an overall decrease in the level of borrowings.

The following table sets forth, at the dates indicated, the composition of deposits by type of deposit.

	At March 31,
	2008			2009			2010
	Amount		% to total	Amount		% to total	Amount		% to total
	(in billions, except percentages)
Current account deposits	Rs.	249.8	9.0%	Rs.	222.6	8.5%	Rs.	315.5	13.0%
Savings deposits		537.6	19.4		515.2	19.7		622.2	25.8
Time deposits		1,982.5	71.6		1,880.8	71.8		1478.0	61.2
Total deposits	Rs.	2,769.9	100.0%	Rs.	2,618.6	100%	Rs.	2,415.7	100%

The following table sets forth, for the periods indicated, the average volume and average cost of deposits by type of deposit.

	Year ended March 31, (1)
	2008			2009			2010
	Amount		Cost(2)	Amount		Cost(2)	Amount		Amount		Cost(2)
	(in billions, except percentages)
Interest-bearing deposits:
Savings deposits	Rs.	462.7	3.4%	Rs.	532.7	3.8%	Rs.	554.4	US$	12.3	2.8%
Time deposits		1,846.3	9.3		1,854.5	8.7		1,656.6		36.9	7.3
Non-interest-bearing deposits:
Other demand deposits		229.2	—		190.5	—		194.6		4.3	—
Total deposits	Rs.	2,538.2	7.4%	Rs.	2,577.7	7.1%	Rs.	2,404.6	US$	53.5	5.6%

(1)
For fiscal year 2008, the average balances are the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that fiscal year. For fiscal years 2009 and 2010, the average balances are the sum of daily average balances outstanding for ICICI Bank, except for the averages of foreign branches which are calculated on a monthly basis and the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March that fiscal year for subsidiaries.

(2)	Represents interest expense divided by the average balances.

Our average deposits in fiscal 2010 were Rs. 2,404.6 billion at an average cost of 5.6% compared to average deposits of Rs. 2,577.7 billion at an average cost of 7.1% in fiscal 2009. Our average time deposits in fiscal 2010 were Rs. 1,656.6 billion at an average cost of 7.3% compared to average time deposits of Rs. 1,854.5 billion at an average cost of 8.7% in fiscal 2009. Our savings deposits include Hi-Save retail savings deposits accepted by ICICI Bank UK.

The following table sets forth, at the date indicated, the maturity profile of deposits by type of deposit.

	At March 31, 2010
	Up to one year		After one year and within three years		After three years		Total
	(in millions)
Interest-bearing deposits:
Savings deposits	Rs.	622,222	Rs.	–	Rs.	–	Rs.	622,222
Time deposits		1,071,956		352,716		53,305		1,477,977
Non-interest-bearing deposits:
Other demand deposits		315,524		–		–		315,524
Total deposits	Rs.	2,009,702	Rs.	352,716	Rs.	53,305	Rs.	2,415,723

The following table sets forth, for the periods indicated, average outstanding rupee borrowings based on quarterly balance sheets and by category of borrowing and the percentage composition by category of borrowing. The average cost (interest expense divided by average of quarterly balances) for each category of borrowings is provided in the footnotes.

	At March 31,(1)
	2008			2009			2010
	Amount		% to total	Amount		% to total	Amount		Amount	% to total
	(in millions, except percentages)
Statutory liquidity ratio bonds(2)	Rs.	14,815	4.0%	Rs.	13,426	2.6%	Rs.	10,311	US$ 229	1.6%
Borrowings from Indian government(3)		1,889	0.5		1,360	0.3		909	20	0.1
Other borrowings(4)(5)		357,420	95.5		500,554	97.1		615,208	13,687	98.3
Total	Rs.	374,124	100.0%	Rs.	515,340	100.0%	Rs.	626,428	US$13,936	100.0%

(1)
For fiscal 2008, the average balances are the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that fiscal year. For fiscal 2009 and fiscal 2010, the average balances are the sum of daily average balances outstanding for ICICI Bank, and the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March that fiscal year for subsidiaries.

(2)	With an average cost of 11.6% in fiscal 2008, 11.6% in fiscal 2009 and 11.6% in fiscal 2010.

(3)	With an average cost of 12.2% in fiscal 2008, 12.3% in fiscal 2009 and 12.3% in fiscal 2010.

(4)	With an average cost of 9.9% in fiscal 2008, 9.2% in fiscal 2009 and 7.1% in fiscal 2010.

(5)	Includes publicly and privately placed bonds, borrowings from institutions, inter-bank overnight borrowings and inter-corporate deposits.

The following table sets forth, at the date indicated, the maturity profile of our rupee term deposits of Rs. 10 million or more.

	At March 31,
	2009		2010				% of total deposits
	(in millions, except percentages)
Less than three months	Rs.	452,245	Rs.	315,518	US$	7,019	13.1%
Above three months and less than six months		299,490		147,594		3,284	6.1
Above six months and less than 12 months		411,984		208,404		4,636	8.6
More than 12 months		43,101		134,264		2,987	5.6
Total deposits of Rs. 10 million and more	Rs.	1,206,820	Rs.	805,780	US$	17,926	33.4%

The decrease in our rupee term deposits of Rs. 10 million or more from Rs. 1,206.8 billion at year-end fiscal 2009 to Rs. 805.8 billion at year-end fiscal 2010 was primarily due to ICICI Bank’s conscious strategy of reducing wholesale deposits.

The following table sets forth, at the dates indicated, certain information related to short-term rupee borrowings, which consist of borrowings from government-owned companies and inter-bank borrowings.

	At March 31,(1)
	2008		2009		2010
	(in millions, except percentages)
Year-end balance	Rs.	123,614	Rs.	186,501	Rs.	103,302
Average balance during the year (2)		142,270		158,519		132,352
Maximum quarter-end balance		195,366		211,919		217,208
Average interest rate during the year (3)		10.5%		10.6%		6.7%
Average interest rate at year-end (4)		9.3%		7.9%		5.8%

(1)	Short-term borrowings includes borrowings in the call market and repurchase agreements.

(2)	Average of quarterly balances at the end of March of the previous fiscal year, June, September, December and March of that fiscal year for each of fiscal 2008, 2009 and 2010.

(3)	Represents the ratio of interest expense on short-term borrowings to the average of quarterly balances of short-term borrowings.

(4)	Represents the weighted average rate of the short-term borrowings outstanding at fiscal year-end.

In fiscal 2010, the Bank’s domestic advances decreased primarily due to a decrease in retail advances, which resulted in a decrease in funding requirements. Our short term borrowings decreased from Rs. 186.5 billion at year-end fiscal 2009 to Rs. 103.8 billion at year-end fiscal 2010 primarily due to a reduction in our short-term borrowings from banks and financial institutions.

The following table sets forth, for the periods indicated, the average outstanding volume of foreign currency borrowings based on quarterly balance sheets by source and the percentage composition by source. The average cost (interest expense divided by average of quarterly balances) for each source of borrowings is provided in the footnotes.

	For year ended March 31, (1)
	2008			2009			2010
	Amount		% to total	Amount		% to total	Amount		Amount		% to total
	(in millions, except percentages)
Commercial borrowings (2)	Rs.	569,624	96.4%	Rs.	763,701	97.2%	Rs.	661,343	US$	14,713	96.9%
Multilateral borrowings (3)		21,110	3.6		22,152	2.8		21,052		468	3.1
Total	Rs.	590,734	100.0%	Rs.	785,853	100.0%	Rs.	682,395	US$	15,181	100.0%

(1)
For fiscal 2008, the average balances are the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that fiscal year. For fiscal 2009 and 2010, the average balances are the sum of daily average balances outstanding for ICICI Bank, and the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March that fiscal year for subsidiaries.

(2)	With an average cost of 5.7% in fiscal 2008, 4.4% in fiscal 2009 and 4.1% in fiscal 2010.
(3)	With an average cost of 5.2% in fiscal 2008, 4.2% in fiscal 2009 and 3.1% in fiscal 2010.

At year-end fiscal 2010, the outstanding capital instruments raised by us were Rs. 323.0 billion, excluding the application money towards subordinated debt amounting to Rs. 25.0 billion which has not been included in the outstanding capital instrument borrowings pending allotment. The outstanding capital instruments include debt that is classified either as Tier I or Tier II capital in calculating the capital adequacy ratio in accordance with Reserve Bank of India’s regulations on capital adequacy. See “Supervision and Regulation — Reserve Bank of India Regulations”.

Risk Management

As a financial intermediary, we are exposed to risks that are particular to our lending, transaction banking and trading businesses and the environment within which we operate. Our goal in risk management is to ensure that we understand, measure, monitor and manage the various risks that arise and that the organization adheres strictly to the policies and procedures, which are established to address these risks.

The key principles underlying the risk management framework at ICICI Bank are as follows:

•	The board of directors has oversight of all the risks assumed by the Bank.

•	Specific committees of the board have been constituted to facilitate focused oversight of various risks.

•
The Risk Committee reviews risk management policies in relation to various risks (including portfolio, liquidity, interest rate, operational, investment policies and strategy and regulatory and compliance issues in relation thereto), key risk indicators and risk profile templates (covering areas including credit risk, interest rate risk, liquidity risk, foreign exchange risk and operational risk) and the limits framework, including stress test limits for various risks. The Risk Committee also assesses  the capital adequacy position of the Bank, based on the risk profile of our balance sheet and reviews the implementation status of Basel II norms.

•
The Credit Committee reviews the credit quality of the major portfolios on a periodic basis, reviews developments in key industrial sectors and exposure to these sectors as well as exposure to large borrower accounts in addition to approving certain exposures as per the credit approval authorization policy approved by the Board of Directors.

•	The Audit Committee provides direction to and monitors the quality of the compliance and internal audit function.

•	The Fraud Monitoring Committee reviews frauds above certain values, suggests corrective measures to mitigate fraud risks and monitors the efficacy of remedial actions.

For a discussion of these and other committees, see “Management”.

•	Policies approved from time to time by the board of directors form the governing framework for each type of risk. The business activities are undertaken within this policy framework.

•
Independent groups and sub-groups have been constituted across the Bank to facilitate independent evaluation, monitoring and reporting of various risks. These groups function independently of the business groups/sub-groups.

The risk management framework forms the basis for developing consistent risk principles across the Bank, overseas branches and overseas banking subsidiaries.

We are primarily exposed to credit risk, market risk, liquidity risk, operational risk and reputation risk. ICICI Bank has centralized groups, the Global Risk Management Group, the Compliance Group, the Corporate Legal Group, the Financial Crime Prevention and Reputation Risk Management Group and the Internal Audit Group with a mandate to identify, assess and monitor all of our principal risks in accordance with well-defined policies and procedures. In addition, the Credit and Treasury Middle Office Groups and the Global Operations Group monitor operational adherence to regulations, policies and internal approvals. The Global Risk Management Group is further organized into the Global Credit Risk Management Group, Global Market Risk Management Group and the Global Operational Risk Management Group. The Global Risk Management Group reports to the Executive Director and Chief Financial Officer. The Credit and Treasury Middle Office Groups and Global Operations Group report to an Executive Director. The Compliance Group and the Internal Audit Group report to the Audit Committee of the board of directors and the Managing Director and CEO. The Compliance and Internal Audit Groups have administrative reporting to the Executive Director and Chief Financial Officer. These groups are independent of the business units and coordinate with representatives of the business units to implement our risk management methodologies.

Credit Risk

Credit risk is the risk of loss that may occur from the failure of any party to abide by the terms and conditions of any financial contract, principally the failure to make required payments of loans due to us. In its lending operations, ICICI Bank is principally exposed to credit risk.

All credit risk related aspects are governed by the Credit and Recovery Policy (Credit Policy) approved by the board of directors. The Credit Policy outlines the type of products that can be offered, customer categories, the targeted customer profile and the credit approval process and limits. ICICI Bank measures, monitors and manages credit risk at an individual borrower level and at the portfolio level, for non-retail borrowers. It has a structured and standardized credit approval process, which includes a well-established procedure of comprehensive credit appraisal. The Country Risk Management Policy, addresses the recognition, measurement, monitoring and reporting of country risk.

Corporate Approval Authorities

The Board of Directors of ICICI Bank has delegated credit approval authority to various committees, forums and individual officers under the credit approval authorization policy. The credit approval authorization policy is based on the level of risk and the quantum of exposure, and is designed to ensure that transactions with higher exposure and higher levels of risk are sent to a correspondingly higher forum/committee for approval.

The Bank has established several levels of credit approval authorities for its corporate banking activities - the Credit Committee, the Committee of Executive Directors, the Committee of Executives and the Regional Committee. Retail credit forums and the Small and Medium Enterprises and Corporate Agriculture group forums have been created for the approval of retail loans and credit facilities to small enterprises and agri-based enterprises.

Corporate Credit Risk

All credit proposals (other than retail products, program lending, score card based lending to small enterprises and certain other specified products) are rated internally by the Global Credit Risk Management Group, prior to approval by the appropriate forum. The Global Credit Risk Management Group rates proposals, carries out industry analysis, tracks the quality of the credit portfolio and reports periodically to the Credit Committee and the Risk

Committee. For non-retail exposures, the Credit Middle Office Group verifies adherence to the terms of the approval prior to the commitment and disbursement of credit facilities. The Bank also manages credit risk through various limit structures, which are in line with the Reserve Bank of India’s prudential guidelines. The Bank has set up various exposure limits, including the single borrower exposure limit, the group borrower exposure limit, the industry exposure limit, the unsecured exposure limit, the long tenor exposure limit and limits on exposure to sensitive sectors such as capital markets, non-banking financial companies and real estate.

Risk Monitoring

ICICI Bank has put in place, a risk based asset review framework and a post-approval authorization structure to monitor credit facilities. The frequency of asset reviews is higher for cases with higher amounts outstanding and/or lower credit rating. Asset review is submitted to the appropriate approval authority as per the Authorization structure. For lending to corporates, small enterprises and rural and agricultural borrowers, the Credit Middle Office Group verifies adherence to the terms of the approval prior to the commitment and disbursement of credit facilities.

Retail Credit Risk

Independent groups and sub-groups have been constituted across ICICI Bank to facilitate the independent evaluation, monitoring and reporting of risks. These control groups function independently of the business groups. The sourcing and approval of retail credit exposures are segregated to achieve independence. The Global Credit Risk Management Group, Retail Strategy and Policy Group and credit teams are assigned complementary roles for effective credit risk management.

The Global Credit Risk Management Group oversees the credit risk issues for retail assets including vetting of all credit policies/operating notes proposed for approval by the Board or forums authorized by the Board. The group is involved in portfolio monitoring of all retail assets and suggesting and implementing policy changes. The Retail Strategy and Policy Group, an independent unit within retail banking, focuses on customer-segment specific strategies, policy formulation, portfolio tracking and monitoring, analytics, score card development and database management. The credit team, which is independent from the business unit, oversees the underwriting function and is organized geographically to support the retail sales and service structure.

The Bank’s credit officers evaluate credit proposals on the basis of the operating notes approved by the Committee of Executive Directors and the risk assessment criteria defined by the Global Credit Risk Management Group.

Credit Risk Assessment Procedures for Corporate Loans

ICICI Bank currently has an established credit analysis procedure leading to appropriate identification of credit risk both at the individual borrower and the portfolio level. Appropriate appraisal and credit rating methodologies have been established for various types of products and businesses. Internal credit rating practices have been internalized in the Bank and are actively used for decision making over the entire credit process in the corporate portfolio. The rating methodology includes a detailed analysis of the industry, business position, financials, management and projects where applicable. The credit rating process has been certified as being compliant with ISO 9001:2008 quality management system requirements.

Borrower risk is evaluated by considering:

•	the risks and prospects associated with the industry in which the borrower is operating (industry risk);

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

After conducting an analysis of a specific borrower’s risk, the Global Credit Risk Management Group assigns a credit rating to the borrower. ICICI Bank has a scale of ten ratings ranging from AAA to B, an additional default rating of D and short-term ratings from S1 to S8.  A borrower’s credit rating is a critical input for the credit approval process. The borrower’s credit rating and the default pattern corresponding to that credit rating, forms an important input in the risk-based pricing framework of the Bank. Every proposal for a financing facility is prepared by the relevant business unit and reviewed by the Global Credit Risk Management Group before being submitted for approval to the appropriate approval authority. The approval process for non-fund facilities is similar to that for fund-based facilities. The credit rating for every borrower is reviewed at least annually. The Bank also reviews the ratings of all its borrowers in a particular industry upon the occurrence of any significant event impacting that industry.

Working capital loans are generally approved for a period of 12 months. At the end of the 12 month validity period, ICICI Bank reviews the loan arrangement and the credit rating of the borrower and makes a decision on whether to continue the arrangement and changes in the loan covenants as necessary.

Project Finance Procedures

ICICI Bank has a strong framework for the appraisal and execution of project finance transactions. ICICI Bank believes that this framework creates optimal risk identification, allocation and mitigation and helps minimize residual risk.

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

In addition to the above, in the case of structured project finance in areas such as infrastructure, oil, gas and petrochemicals, as a part of the due diligence process, ICICI Bank appoints consultants, wherever considered necessary, to advise the lenders, including technical advisors, business analysts, legal counsel and insurance consultants. These consultants are typically internationally recognized and experienced in their respective fields. Risk mitigating factors in these financings include creation of debt service reserves and channeling project revenues through a trust and retention account.

ICICI Bank’s project finance loans are generally fully secured and have full recourse to the borrower. In most cases, ICICI Bank has a security interest and first lien on all the fixed assets. Security interests typically include property, plant and equipment as well as other tangible assets of the borrower, both present and future. ICICI Bank’s borrowers are required to maintain comprehensive insurance on their assets where we are recognized as payee in the event of loss. In some cases, ICICI Bank also takes additional credit comforts such as corporate or personal guarantees from one or more sponsors of the project or a pledge of the sponsors’ equity holding in the project company. In certain industry segments, ICICI Bank also takes security interest in relevant project contracts such as concession agreements, off-take agreements and construction contracts as part of the security package.

ICICI Bank normally disburses funds after the entire project funding is committed and all necessary contractual arrangements have been entered into. Funds are disbursed in tranches to pay for approved project costs as the project progresses. When ICICI Bank appoints technical and market consultants, they are required to monitor the project’s progress and certify all disbursements. ICICI Bank also requires the borrower to submit periodic reports on project implementation, including orders for machinery and equipment as well as expenses incurred. Project completion is contingent upon satisfactory operation of the project for a certain minimum period and, in certain cases, the establishment of debt service reserves. ICICI Bank continues to monitor the credit exposure until its loans are fully repaid.

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

In respect of retail loans, the Bank’s credit officers evaluate credit proposals on the basis of the operating notes approved by the Committee of Executive Directors and the risk assessment criteria defined by the Global Credit Risk Management Group. These criteria vary across product segments but typically include factors such as the borrower’s income, the loan-to-value ratio and demographic parameters. External agencies such as field investigation agencies facilitate a comprehensive due diligence process including visits to offices and homes in the case of loans made to individual borrowers. In making its credit decisions, ICICI Bank draws upon a centralized delinquent database and reports from the Credit Information Bureau (India) Limited to review the borrower’s profile. For mortgage loans, a valuation agency or an in-house technical team carries out the technical valuations. In the case of credit cards, in order to limit the scope of individual discretion, ICICI Bank has implemented a credit-scoring program that is an automated credit approval system that assigns a credit score to each applicant based on certain demographic attributes like income, educational background and age. The credit score then forms one of the criteria for loan evaluation.

ICICI Bank has established centralized operations to manage operating risk in the various back office processes of its retail loan business except for a few operations, which are decentralized to improve turnaround time for customers. A separate team under the Retail Strategy and Policy Group undertakes review and audits of credit quality and processes across different products. The Bank also has a debt services management group structured along various product lines and geographical locations, to manage debt recovery. The group operates under the guidelines of a standardized recovery process. A fraud prevention and control group has been set up to manage fraud-related risks, through fraud prevention and through the recovery of fraud losses. The fraud control group evaluates various external agencies involved in retail finance operations, including direct marketing associates, external verification associates and collection agencies.

Small Enterprises Loan Procedures

ICICI Bank finances small enterprises, which are defined generally as enterprises with tangible net worth less than Rs. 500 million. It includes financing dealers and vendors of companies by implementing structures to enhance the base credit quality of the vendor/dealer. The process involves an analysis of the base credit quality of the vendor/dealer pool and an analysis of the linkages that exist between the vendor/dealer and the company.

The group is also involved in financing based on a cluster-based approach, financing small enterprises that have a homogeneous profile such as apparel manufacturers and manufacturers of pharmaceuticals. The risk assessment of such a cluster involves the identification of appropriate credit norms for target market, the use of scoring models for enterprises that satisfy these norms and a comprehensive appraisal of those enterprises which are awarded a minimum required score in the scoring model. A detailed appraisal is performed based on the financial as well as non-financial parameters to identify the funding needs of the enterprise. There are appropriate credit structures built in based on the assessment of each case. The group also finances small businesses based on analysis of the business and financials. The assessment includes a scoring model with minimum score requirement before appraisal of these enterprises are conducted.

The risk management policy herein also involves setting up of portfolio control norms, continuous monitoring renewal norms as well as stringent review and exit triggers to be followed while financing such clusters or communities.

Rural and Agricultural Loan Procedures

The rural and agricultural loan portfolio is composed of corporates in the rural sector, small and medium enterprises, dealers and vendors linked to these entities and farmers. ICICI Bank seeks to adopt appropriate risk assessment methodologies for each of the segments. For corporates, borrower risk is evaluated by analyzing the industry risk, the borrower’s market position, financial performance, cash flow adequacy and the quality of management. The credit risk of dealers, vendors and farmers is evaluated by analyzing the base credit quality of the borrowers or the pool and also the linkages between the borrowers and the companies to which the dealers, vendors or farmers are supplying their produce. We attempt to enhance the credit quality of the pool of dealers, vendors and farmers by strengthening the structure of the transaction.

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

ICICI Bank’s rural initiative may create additional challenges with respect to managing the risk of frauds and credit monitoring due to the increased geographical dispersion and use of intermediaries. ICICI Bank has put in place control structure and risk management framework to mitigate the related risk. See “Risk Factors — Risks Relating to Our Business — Entry into new businesses or expansions of existing businesses may expose us to increased risks that may adversely affect our business.”

Portfolio Review

An analysis of our portfolio composition based on our internal rating is carried out and is submitted to the Risk Committee of the Board on a quarterly basis. This facilitates the identification and analysis of trends in the portfolio credit risk.

The Credit Committee of the Bank, apart from approving proposals, regularly reviews the credit quality of the portfolio and various sub-portfolios, cases that need special attention and movement in the non-performing assets portfolio. A detailed calendar of reviews is formulated by the Credit Committee. The review calendar is comprehensive covering ICICI Bank’s exposure to particular industries and the outlook for those industries, analysis of non-performing loans, accounts under watch, overdues, incremental approvals and specific review of each portfolio. A summary of the reviews carried out by the Credit Committee is submitted to the Board for its information.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the possibility of loss arising from changes in the value of a financial instrument as a result of changes in market variables such as interest rates, exchange rates, credit spreads and other asset prices. Our exposure to market risk is a function of our trading and asset-liability management activities and our role as a financial intermediary in customer-related transactions. These risks are mitigated by the limits stipulated in the Investment Policy and Asset Liability Management Policy, which are approved and reviewed by the board of directors.

Market Risk Management Procedures

Market risk policies include the Investment Policy and the Asset-liability Management Policy. The policies are approved by the board of directors. The Asset-liability Management Committee stipulates liquidity and interest rate risk limits, monitors adherence to limits, articulates the organization’s interest rate view and determines the strategy in light of the current and expected environment. The policies and processes, which provide the framework for implementing strategy, are articulated in the Asset Liability Management Policy. The Investment Policy addresses issues related to investment products. The policies are designed to ensure that operations in the securities and foreign exchange and derivatives areas are conducted in accordance with sound and acceptable business practices and are as per current regulatory guidelines, laws governing transactions in financial securities and the financial environment. The policies contain the limit structures that govern transactions in financial instruments.

With regard to our treasury activities, the board has authorized the Asset-Liability Management Committee and Committee of Executive Directors (Borrowing, Treasury and Investment Operations), to act within the broad parameters laid down by policies approved by the board. The Asset-Liability Management Committee meets periodically and reviews the positions in domestic trading groups, international branches and banking subsidiaries, interest rate and liquidity gap positions on the banking book, formulates a view on interest rates, sets deposit and benchmark lending rates, reviews the business profile and its impact on asset liability management and determines the asset liability management strategy, as deemed fit, in light of the current and expected business environment.

The Global Market Risk Management Group is responsible for the identification, assessment and mitigation of risk. Risk limits including position limits and stop loss limits are monitored on a daily basis by the Treasury Middle Office Group and reviewed periodically. Foreign exchange risk is monitored through the net overnight open foreign exchange limit. Interest rate risk is measured through the use of repricing gap analysis and duration analysis. ICICI Bank prepares interest rate risk reports on a fortnightly basis. These reports are submitted to the Reserve Bank of India on a monthly basis. Interest rate risk is further monitored through interest rate risk limits approved by the Asset-Liability Management Committee.

Interest Rate Risk

Our core business is deposit taking and borrowing, and lending in both Indian rupees and foreign currencies, as permitted by the Reserve Bank of India. These activities expose us to interest rate risk.

Exposure to fluctuations in interest rates is measured primarily by way of gap analysis, providing a static view of the maturity and repricing characteristics of balance sheet positions. An interest rate gap report is prepared by classifying all assets and liabilities into various time period categories according to contracted maturities or anticipated repricing date. The difference in the amount of assets and liabilities maturing or being repriced in any time period category, gives an indication of the extent of exposure to the risk of potential changes in the margins on new or repriced assets and liabilities. ICICI Bank prepares interest rate risk reports on a fortnightly basis. These reports are submitted to the Reserve Bank of India on a monthly basis. Interest rate risk is further monitored through interest rate risk limits approved by the Asset Liability Management Committee.

Our primary source of funding is deposits and, to a smaller extent, borrowings. In the rupee market, most of our deposit taking is at fixed rates of interest for fixed periods, except for savings account deposits and current account deposits, which do not have any specified maturity and can be withdrawn on demand. We usually borrow for a fixed period with a one-time repayment on maturity, with some borrowings having European call/put options, exercisable only on specified dates, attached to them. However, we have a mix of floating and fixed interest rate assets. Our loans are generally repaid gradually, with principal repayments being made over the life of the loan. Our housing loans at year-end fiscal 2010 were primarily floating rate loans where any change in the benchmark rate with reference to which these loans are priced, is generally passed on to the borrower on the first day of the succeeding quarter or succeeding month, as applicable. Since January 1, 2004, we have used a single benchmark prime lending rate structure for all loans other than specific categories of loans advised by the Indian Banks’ Association. Effective July 1, 2010, as required by the Reserve Bank of India, our new loans are priced with reference to a base rate, called the ICICI Bank Base Rate. The Asset Liability Management Committee sets the ICICI Bank Base Rate based on the cost of funds, cost of operations and credit charge. Pricing for all fresh approvals and renewal of facilities is linked to the ICICI Bank Base Rate. The lending rates comprise the ICICI Bank Base Rate, term premium and transaction-specific credit and other charges. As specified by the Reserve Bank of India, the lending rates for loans and advances are not permitted to be lower than the ICICI Bank Base Rate, except in the categories of loans specified by the Reserve Bank of India from time to time. As prescribed in the guidelines an option has been given to the existing borrowers for migration to the base rate mechanism. Existing loans, other than cases where the borrower migrates to base rate, would continue to be linked to a benchmark as stipulated in the existing loan agreements. We generally seek to eliminate interest rate risk on undisbursed commitments by fixing interest rates on rupee loans at the time of loan disbursement. Pursuant to regulatory reserve requirements, we maintain a large part of our assets in government of India securities and in interest-free balances with the Reserve Bank of India, which are funded mainly by wholesale deposits and borrowings. This exposes us to the risk of differential movement in the yield earned on statutory reserves and the related funding cost.

Almost all our foreign currency loans are floating rate loans. These loans are generally funded with floating rate foreign currency funds in the case of our overseas branches. We generally convert all our foreign currency borrowings into floating rate dollar liabilities through the use of interest rate and currency swaps with leading international banks. Our overseas subsidiaries in the UK and Canada have fixed rate retail term deposits as their prime funding sources, which reprice slowly, compared to their assets.

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

For a discussion of our vulnerability to interest rate risk, see also “Risk Factors — Risks Relating to Our Business — Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance” and “Risk Factors — Risks Relating to Our Business — Our inability to effectively manage credit, market and liquidity risk and inaccuracy of our valuation models and accounting estimates may have an adverse effect on our earnings, capitalization, credit ratings and our cost of funds”.

The following table sets forth, at the date indicated, our asset-liability gap position.

	At March 31, 2010(1)
	Less than or equal to one year		Greater than one year and up to five years		Greater than five years		Total
	(in millions)
Loans, net	Rs.	1,806,684	Rs.	323,849	Rs.	127,248	Rs.	2,257,781
Investments		545,819		449,827		867,552		1,863,198
Fixed assets		544		2,776		35,303		38,623
Other assets(2)		164,869		949		568,053		733,871
Total assets		2,517,916		777,401		1,598,156		4,893,473
Stockholders’ equity and preference share capital		–		–		512,965		512,965
Borrowings		560,065		309,003		287,915		1,156,983
Deposits		1,604,645		374,199		436,879		2,415,723
Other liabilities(2)		–		–		807,802		807,802
Total liabilities		2,164,710		683,202		2,045,561		4,893,473
Total gap before risk management positions		353,206		94,199		(447,405)		0
Risk management positions(3)		(236,427)		188,642		48,950		1,165
Total gap after risk management positions	Rs.	116,778	Rs.	282,841	Rs.	(398,455)	Rs.	1,165
_____________
(1)
Assets and liabilities are classified into the applicable categories based on residual maturity or repricing whichever is earlier. Classification methodologies are generally based on Asset Liability Management Guidelines issued by the Reserve Bank of India, effective April 1, 1999 and as revised time to time and pre-payment assumptions applied, based on behavioral studies done. Items that neither mature nor reprice are included in the “greater than five years” category. This includes equity share capital and a substantial part of fixed assets. Impaired loans are classified in  “greater than one year and up to five years” and “greater than five years” categories based on their classification, as per local regulators norms. of the entities.

(2)	The categorization for these items is different from that reported in the financial statements.
(3)	The risk management positions comprise foreign currency and rupee swaps.

The following table sets forth, at the date indicated, the amount of our loans with residual maturities greater than one year that had fixed and variable interest rates.

	At March 31, 2010
	Fixed rate loans		Variable rate loans		Total
	(in millions)
Loans	Rs.	361,996	Rs.	1,072,114	Rs.	1,434,110

The following table sets forth, using the balance sheet at year-end fiscal 2010 as the base, one possible prediction of the impact of adverse changes in interest rates on net interest income for fiscal 2011, assuming a parallel shift in the yield curve at year-end fiscal 2010.

	At March 31, 2010
	Change in interest rates (in basis points)
		(100)		(50)		50		100
	(in millions, except percentages)
Rupee portfolio	Rs.	(1,156)	Rs.	(578)	Rs.	578	Rs.	1,156
Foreign currency portfolio		(1,110)		(555)		555		1,110
Total	Rs.	(2,266)	Rs.	(1,133)	Rs.	1,133	Rs.	2,266
Based on our asset and liability position at year-end fiscal 2010, the sensitivity model shows that net interest income from the banking book for fiscal 2011 would rise by Rs. 2.3 billion if interest rates increased by 100 basis points during fiscal 2011. Conversely, the sensitivity model shows that if interest rates decreased by 100 basis points during fiscal 2011, net interest income for fiscal 2011 would fall by an equivalent amount of Rs. 2.3 billion. Based on our asset and liability position at year-end fiscal 2009, the sensitivity model showed that net interest income from the banking book for fiscal 2010 would have risen by Rs. 1.9 billion if interest rates increased by 100 basis points during fiscal 2010. Conversely, the sensitivity model showed that if interest rates decreased by 100 basis points during fiscal 2010, net interest income for fiscal 2010 would have fallen by an equivalent amount of Rs. 1.9 billion.

Sensitivity analysis, which is based upon static interest rate risk profile of assets and liabilities, is used for risk management purposes only and the model above assumes that during the course of the year no other changes are made in the respective portfolios. Actual changes in net interest income will vary from the model.

Price Risk (Trading book)

We undertake trading activities to enhance earnings through profitable trading for our own account. ICICI Securities Primary Dealership Limited is a primary dealer in government of India securities.

The following table sets forth, using the fixed income portfolio at year-end fiscal 2010 as the base, one possible prediction of the impact of changes in interest rates on the value of our rupee fixed income trading portfolio for fiscal 2011, assuming a parallel shift in yield curve.

	At March 31, 2010
	Change in interest rates (in basis points)
	Portfolio Size			(100)		(50)		50		100
	(in millions)
Government of India securities	Rs.	17,072	Rs.	667	Rs.	333	Rs.	(333)	Rs.	(667)
Corporate debt securities		66,151		289		145		(145)		(289)
Total	Rs.	83,223	Rs.	956	Rs.	478	Rs.	(478)	Rs.	(956)

At year-end fiscal 2010, the total value of our rupee fixed income trading portfolio was Rs. 83.2 billion. The sensitivity model shows that if interest rates increase by 100 basis points during fiscal 2011, the value of this portfolio would fall by Rs. 1.0 billion. Conversely, if interest rates fell by 100 basis points during fiscal 2010, the value of this portfolio would rise by Rs. 1.0 billion. At year-end fiscal 2009, the total value of our rupee fixed income trading portfolio was Rs. 69.5 billion. If interest rates had increased by 100 basis points during fiscal 2010, the value of this portfolio would have fallen by Rs. 3.3 billion. Conversely, if interest rates had fallen by 100 basis points during fiscal 2010, the value of this portfolio would have risen by Rs. 3.3 billion.

At year-end fiscal 2010, the total outstanding notional principal amount of our trading interest rate derivatives portfolio was Rs. 3,975.5 billion compared to Rs. 3,731.8 billion at year-end fiscal 2009. The sensitivity model shows that if interest rates increase by 100 basis points, the value of this portfolio would rise by Rs. 1.7 billion. At year-end fiscal 2010, the total outstanding notional principal amount of our trading currency derivatives (options and cross currency interest rate swaps) portfolio was Rs. 1,109.2 billion compared to Rs. 1,188.1 billion at year-end fiscal 2009. The sensitivity model shows that if interest rates increase by 100 basis points, the value of this cross currency interest rate swaps portfolio would fall by Rs. 1.2 billion.

Equity Risk

We assume equity risk both as part of our investment book and our trading book. At year-end fiscal 2010, we had a total equity investment portfolio of Rs. 33.8 billion. For further information on our trading and available for sale investments, see “— Business — Overview of Our Products and Services — Investment Banking — Treasury.”

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

Equity risk in the trading portfolio is monitored through Value-at-Risk and stop loss limits as stipulated in the Investment Policy.

Exchange Rate Risk

We offer foreign currency hedge instruments like swaps, forwards, and currency options to clients, which are primarily banks and corporate customers. We actively use cross currency swaps, forwards, and options to hedge against exchange risks arising out of these transactions and for foreign currency loans that are originated in currencies different from the currencies of borrowings supporting them. Some of these transactions may not meet the hedge accounting requirements and are subject to mark to market. Trading activities in the foreign currency markets expose us to exchange rate risks. This risk is mitigated by setting counterparty limits, stipulating daily and cumulative stop-loss limits, and engaging in exception reporting.

Reserve Bank of India has authorized the dealing of foreign currency-rupee options by banks for hedging foreign currency exposures including hedging of balance sheet exposures. We have been offering such products primarily to corporate clients and other inter-bank counterparties and are one of the largest participants in the currency options market accounting for a significant share of daily trading volume. All the options are maintained within the limits specified in the Investment Policy. The foreign exchange rate risk is monitored through the net overnight open position limit approved by the Reserve Bank of India.

Derivative Instruments Risk

We enter into interest rate and currency derivative transactions for the purpose of hedging interest rate and foreign exchange mismatches and also engage in trading of derivative instruments on our own account.

We offer various derivative products, including options and swaps, to our clients for their risk management purposes. We generally do not carry market risk on client derivative positions as we cover ourselves in the inter-bank market. Profits or losses on account of currency movements on these transactions are borne by the clients. During fiscal 2009, due to high exchange rate volatility as a result of the financial crisis, a number of clients experienced significant mark-to-market losses in derivative transactions. On maturity or premature termination of the derivative contracts, these mark-to-market losses became receivables owed to us. Some clients did not pay their derivatives contract obligations to us in a timely manner and, in some instances, clients filed lawsuits to avoid payment of derivatives contract obligations entirely. In other instances, at the request of clients, we converted overdue amounts owed to us into loans and advances.

In October 2008, the Reserve Bank of India issued guidelines requiring banks to classify derivative contract receivables overdue for 90 days or more as non-performing assets. Pursuant to these guidelines, we reverse derivative contracts receivables in our income statement when they are overdue for 90 days or more. After reversal, any expected recovery is accounted for only on actual receipt of payment.

We pursue a variety of recovery strategies to collect receivables owed in connection with derivative contracts. These strategies include, among other approaches, set-offs against any other payables to the same client, negotiated settlements, rescheduling of obligations, the exercise of rights against collateral (if available) and legal redress. We select collection strategies and make assessments of collectability based on all available financial information about a client account as well as economic and legal factors that may affect our recovery efforts.

We also invest in credit derivatives through our overseas branches and banking subsidiaries. Our derivative transactions are subject to risk of default on the underlying exposure and counterparty risk to the extent particular obligors are unable to make payment on contracts when due.

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

Liquidity Risk

Liquidity risk is the current and prospective risk arising out of an inability to meet financial commitments as they fall due, through available cash flows or through the sale of assets at fair market value. It includes both, the risk of unexpected increases in the cost of funding an asset portfolio at appropriate maturities and the risk of being unable to liquidate a position in a timely manner at a reasonable price.

The goal of liquidity risk management is to be able, even under adverse conditions, to meet all liability repayments on time and to fund all investment opportunities by raising sufficient funds either by increasing liabilities or by converting assets into cash expeditiously and at reasonable cost.

The Bank manages liquidity risk in accordance with its asset liability management policy. This policy is framed as per the current regulatory guidelines and is approved by the board of directors. The asset liability policy is reviewed periodically to incorporate changes as required by regulatory stipulation or to realign the policy with changes in the economic landscape.  The Asset-Liability Management Committee of the Bank formulates and reviews strategies and provides guidance for management of liquidity risk within the framework laid out in the asset liability management policy. The Asset-Liability Management Committee constitution comprises whole-time directors, Senior General Managers in charge of Risk, Treasury and Deputy Chief Financial Officer and heads of business groups. The Risk Committee of the Board, a Board Committee, has oversight of the Asset-Liability Management Committee.

The Bank uses various tools for the measurement of liquidity risk including the statement of structural liquidity, dynamic liquidity gap statements, liquidity ratios and stress testing through scenario analysis. The statement of structural liquidity is used as a standard tool for measuring and managing net funding requirements and the assessment of a surplus or shortfall of funds in various maturity buckets in the future. The cash flows pertaining to various assets, liabilities and off-balance sheet items are placed in different time buckets based on their contractual or behavioral maturity. The statement of structural liquidity is prepared periodically for the domestic and international operations of the Bank and the utilization against gap limits for various time buckets laid down for each bucket are reviewed by the Asset-Liability Management Committee.

The Bank also prepares dynamic liquidity statements, which in addition to scheduled cash flows, also considers the liquidity requirements pertaining to incremental business and the funding thereof. The dynamic liquidity statements are prepared in close coordination with the business groups, and cash flow projections based on the statements are periodically presented to the Asset-Liability Management Committee. As a part of the stock and flow approach, the Bank also monitors various liquidity ratios, and limits are laid down for these ratios under the asset liability management policy.

The Bank has diverse sources of liquidity to allow for flexibility in meeting funding requirements. For the domestic operations, current accounts and savings deposits payable on demand form a significant part of the Bank’s funding and the Bank is implementing its strategy to sustain and grow this segment of deposits along with retail term deposits. These deposits are augmented by wholesale deposits, borrowings and through the issuance of bonds and subordinated debt from time to time. Loan maturities and sale of investments also provide liquidity. The Bank holds unencumbered, high quality liquid assets to protect against stress conditions.

For domestic operations, the Bank also has the option of managing liquidity by borrowing in the inter-bank market on a short-term basis. The overnight market, which is a significant part of the inter-bank market, is susceptible to volatile interest rates. To limit the reliance on such volatile funding, the asset liability management policy stipulates stringent limits for borrowing and lending in the inter-bank market. The Bank also has access to refinancing facilities extended by the Reserve Bank of India against refinance eligible assets.

For its overseas operations, the Bank also has a well-defined borrowing program. The US dollar is the base currency for the overseas branches of the Bank, apart from the branches where the local currency is not freely convertible. In order to maximize borrowings at a reasonable cost, liquidity in different markets and currencies is targeted. The wholesale borrowings are in the form of bond issuances, syndicated loans from banks, money market borrowings, inter-bank bilateral loans and deposits, including structured deposits. The Bank also raises refinance from other banks against the buyers credit and other trade assets. Those loans that meet the Export Credit Agencies’ criteria are refinanced as per the agreements entered into with these agencies. The Bank is also focused on increasing its share of retail deposit liabilities, in accordance with the regulatory framework in place in the host country.

We maintain prudential levels of liquid assets in the form of cash, balances with the central bank and government securities. Currently, as stipulated by the regulator, banks in India are required to maintain their statutory liquidity ratio at a level of 25% of net demand and time liabilities and their cash reserve ratio at a level of 6% of net demand and time liabilities. The Bank generally holds additional statutory liquidity ratio securities over and above the stipulated level. During the fortnight ended on August 27, 2010, the Bank maintained an average daily cash reserve of Rs. 149.2 billion with the Reserve Bank of India, which was 6.1% of net demand and time liabilities. At August 27, 2010, the Bank maintained statutory liquidity of Rs. 706.2 billion.

Further, the Bank has a board approved liquidity stress testing framework, under which the Bank estimates its liquidity position under a range of stress scenarios. These scenarios cover bank specific and market-wide stress situations and have been separately designed for the domestic and international operations of the Bank. The potential impact on profit of meeting the stress outflows under these scenarios is measured and is subject to a stress tolerance limit specified by the board of directors. The results of liquidity stress testing are reported to the Asset-Liability Management Committee on a monthly basis.

The Risk Committee of the board has further approved a Liquidity Contingency Plan which lays down a framework for ongoing monitoring of potential liquidity contingencies and an action plan to meet such contingencies. The Liquidity Contingency Plan lays down several triggers, which are monitored on a weekly basis and defines the protocol and responsibilities of various teams in the event of a liquidity contingency.

Similar frameworks to manage liquidity risk have been established at each of the overseas banking subsidiaries of the Bank addressing the risks they run and host country regulatory requirements as applicable. Our subsidiaries continue to be funded primarily out of term deposits, which are of tenors of one year and above and raised from their respective local markets. Our subsidiary in the United Kingdom offers an Internet-based online savings deposit product to depositors. The total amount of such deposits at year-end fiscal 2010 was US$ 1.3 billion. These deposits are payable on demand. At present, these deposits are classified as outflow in the less than eight days liquidity bucket as required by the Financial Services Authority of the United Kingdom under current regulations. We deploy these funds in a portfolio of short-term money market placements and marketable securities. We may face liquidity risk in case of high volumes of deposit withdrawals.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Our rapid growth over the last few years both internationally and in India exposes us to a greater operational risk than banks in developed countries. Operational risk includes legal risk but excludes strategic and reputational risks. Legal risk includes, but not limited to, exposure to fines, penalties or punitive damages resulting from supervisory actions, as well as private settlements. For a discussion on our vulnerability to operational risk, see “Risk Factors — Risks Relating to Our Business — There is operational risk associated with financial industries which, when realized, may have an adverse impact on our business”.

The management of operational risk in the Bank is governed by the Operational Risk Management Policy approved by the board of directors. The policy is applicable across the Bank including overseas branches, ensuring that there is clear accountability and responsibility for management and mitigation of operational risk, developing a common understanding of operational risk, helping the business and operation groups units to improve internal controls, thereby reducing the probability and potential impact of losses from operational risks while meeting regulatory requirements. Operational risk can result from a variety of factors, including failure to obtain proper internal authorizations, improperly documented transactions, failure of operational and information security procedures, computer systems, software or equipment, fraud, inadequate training and employee errors.  Operational risk is sought to be mitigated by maintaining a comprehensive system of internal controls, establishing systems and procedures to monitor transactions, maintaining key back-up procedures and undertaking regular contingency planning.

In each of the banking subsidiaries, local management is responsible for implementing operational risk management framework through the operational risk management policy approved by their respective boards.

Operational Controls and Procedures in Branches

The Bank has put in place comprehensive operating manuals detailing procedures for the processing of various banking transactions and the operation of the application software. Amendments to these manuals are implemented through circulars, which are accessible to our branch employees on the company intranet. Our core banking application software has multiple security features to protect the integrity of applications and data.

Transactions in customer accounts are processed based on built-in system checks and documented authorization procedures. Cash transactions over a specified limit are subjected to enhanced scrutiny to avoid potential money laundering.

Operational Controls and Procedures for Internet Banking

The Bank has put in place controls for transactions through internet banking including two levels of passwords. In addition to this, grid level authentication (a grid is a unique set of numbers printed on the debit card) is also required. Internet transactions using credit cards require password-based authentication. To prevent phishing and internet related fraud, the Bank regularly communicates with customers. The internet banking infrastructure is secured through the multi layer information security controls, including firewalls, intrusion prevention systems and network level access controls. These are supplemented by periodic penetration tests, vulnerability assessments and continuous security incident monitoring of internet banking servers.

Operational Controls and Procedures in Regional Processing Centers and Central Processing Center

The Bank has centralized operations at regional processing centers located at various cities across the country. These regional processing centers process clearing checks and inter-branch transactions, make inter-city check collections, and engage in back-office activities for account opening, standing instructions and auto-renewal of deposits. There are currency chests located at 32 locations in various cities across India, which cater to the replenishment of ATMs and the cash requirements of branches.

In Mumbai, centralized transaction processing is carried out for transactions including the issuance of ATM cards and personal identification number mailers, reconciliation of ATM transactions, issue of passwords to internet banking customers, internet banking bill payments, and processing of credit card transactions. Centralized processing has also been extended to activities like the issuance of personalized check books and activation of new account opening.

Operational Controls and Procedures in Treasury

The Bank has put in place a comprehensive internal control structure with respect to its treasury operations. The control measures include the segregation of duties between treasury front-office and treasury middle office, elaborate automated control procedures, continuous monitoring procedures through detailed reporting statements, and well defined code of conduct, for dealers the Bank has also set up limits in respect of treasury operations including deal-wise limits and product-wise limits. In order to mitigate the potential mis-selling risks, if any, elaborate labeling policy is implemented. Similarly in order to mitigate potential contractual risks, if any, negotiations for deals are recorded on a voice recording system. All key processes in treasury operations are documented and approved by the Bank’s Product and Process Approval Committee. Some of the control measures include deal validation, independent confirmation, documentation, limits monitoring, treasury accounting, settlement, reconciliation and regulatory compliance. Middle office group reviews the unconfirmed, unsettled deals if any, on a regular basis and follows up for timely confirmation or settlement. There is a mechanism of escalation to senior management in case of delays in settlement or confirmation beyond a time period. In addition to the above, concurrent and internal audits are also there in respect of treasury operations. The control structure in our treasury operations is designed to minimize errors, prevent potential frauds, and provide early-warning signals.

Operational Controls and Procedures in Retail Asset Operations

Retail asset operations comprise, decentralized retail asset operations and central asset operations. Activities of decentralized operations include disbursement and regular banking activities. Decentralized retail asset operations support operations relating to retail asset products across the country. Disbursements are done through automated processes like fund transfers through the National Electronic Funds Transfer system and the Real Time Gross Settlement system with sufficient internal checks. No single team has the full authority to complete a transaction and carry out financial reconciliation. An independent team conduct regular banking activity, reconciliation and publishes management reports to the senior management.

The central asset operations unit is located in Mumbai while regional operations units are located at Delhi and Chennai. These central and regional units support operations relating to retail asset products across the country. The central asset operations unit carries out activities like loan accounts maintenance, accounting and reconciliation, payouts, and repayment management activities for all retail asset products.

Operational Controls and Procedures for Corporate Banking

Corporate Banking is organized into a zonal structure. The front office is responsible for sourcing clients and performing credit analysis of the proposal. The credit risk is independently evaluated by the Risk Management Group. Operations regarding corporate banking products and services are supported by middle office and back office with well defined process ownership. The key processes and their ownership are documented through process notes which are reviewed periodically. The middle office conducts verification and scrutiny of the documents and memos to ensure mitigation of post approval risks. It also monitors adherence to the terms of approval by periodically publishing compliance monitoring reports. The back office in the corporate operations units is comprised units responsible for the execution of trade finance, cash management and general banking transactions based on the requests and instructions initiated through channels including branches.

Operational Controls and Procedures in Rural Loan Operations

Operational controls and procedures for corporate customers in rural and agricultural banking are similar to those for our corporate customers. For other loans, duly approved disbursement requests are submitted to local operations teams where they are checked for completeness and tallied with the terms of approval, before loans are disbursed. Account reconciliation and other monitoring activities are conducted centrally by an independent team.

Anti-Money Laundering Controls

We have taken several initiatives to implement the Know Your Customer /Anti-money Laundering /Combating of Financing of Terrorism guidelines issued by the Reserve Bank of India and the rules notified under Prevention of Money Laundering Act, 2002.

These initiatives include formulation of a Group Anti-money Laundering Policy with the approval of the board of directors of the Bank which also covers our overseas branches/subsidiaries, oversight by the Audit Committee on the implementation of the Anti-Money Laundering framework, appointment of a senior level officer as Money Laundering Reporting Officer who has the day-to-day responsibility for implementation of the anti-money laundering framework, implementation of adequate Know Your Customer procedures based on risk categorization of customer segments, screening of names of customers with negative lists issued by the regulators and customer risk categorization for classifying the customers into high, medium and low risk segments. The Know Your Customer procedures are based on basic due diligence for low risk customers, enhanced due diligence for high risk customers and simplified due diligence for small deposit accounts in terms of Reserve Bank of India guidelines.

We also adhere to the anti-money laundering reporting requirements as specified by the regulators of respective geographies. A dedicated anti-money laundering software has been implemented for the domestic as well as overseas operations of the Bank to facilitate the process of risk based transaction monitoring. The anti-money laundering framework is subject to audit by the Internal Audit Department and their observations are periodically reported to the Audit Committee. We have also taken appropriate steps to train our employees on Know Your Customer and anti-money laundering and to create customer awareness on this subject.

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

The Reserve Bank of India requires banks to have a process of concurrent audits at branches handling large volumes, to cover a minimum of 50.0% of assets, liabilities and other exposure. We have a well defined process of concurrent audits, whereby external accounting firms are engaged to carry out the concurrent audits. Concurrent audits are also carried out at centralized and regional processing centers and at centralized operations to ensure existence of and adherence to internal controls.

The audit of overseas banking subsidiaries is carried out by a dedicated team of resident auditors attached to the respective subsidiaries. The resident audit team functionally reports to Internal Audit Group. The audit of overseas branches and representative offices is carried out by audit teams consisting of auditors from India as well as a resident auditor based at the Singapore branch. International operations outsourced to India are audited by a team of auditors in India.

Legal and Regulatory Risk

We are involved in various litigations and are subject to a wide variety of banking and financial services laws and regulations in each of the jurisdictions in which we operate. We are also subject to a large number of regulatory and enforcement authorities in each of these jurisdictions. The uncertainty of the enforceability of the obligations of our customers and counter-parties, including the foreclosure on collateral, creates legal risk. Changes in laws and regulations could adversely affect us. Legal risk is higher in new areas of business where the law is often untested by the courts. We seek to minimize legal risk by using stringent legal documentation, employing procedures designed to ensure that transactions are properly authorized and consulting internal and external legal advisors. See “Risk Factors—Risks Relating to Our Business—We are involved in various litigations. Any final judgment awarding material damages against us could have a material adverse impact on our future financial performance, our stockholders’ equity and the price of the ADSs” and “Risk Factors—Risks relating to Our Business— The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”.

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

The Compliance Group plays an oversight role in respect of regulatory compliance at the overseas branches and offshore banking units. Compliance risk assessment along with the key risk indicators pertaining to our domestic and international banking operations are presented to the Risk Committee of our board of directors on a quarterly basis. Management of regulatory compliance risk is considered as an integral component of the governance framework at the Bank and its subsidiaries along with the internal control and enterprise-wide risk management frameworks. The Bank has therefore adopted an appropriate framework for compliance, by formulating the Group Compliance Policy, which is approved by the board of directors and is reviewed from time to time. The Group Compliance Policy outlines a framework for identification and evaluation of the significant compliance risks, on a consolidated or Group-wide basis, in order to assess how these risks might affect our safety and soundness.

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

ICICI Securities Primary Dealership has constituted an internal Risk Management Committee comprising the Managing Director and CEO and senior executives from cross-functional areas. The Committee debates various aspects of risk management and among other things decides risk and investment policies for its various businesses and ensures compliance with regulatory guidelines on risk management as well as with all the prudential and exposure limits set by the board of directors.

ICICI Prudential Life Insurance Company is exposed to business risks arising out of the nature of products and underwriting, and market risk arising out of the investments made out of the corpus of premiums collected and the returns guaranteed to policyholders. The risk governance structure consists of the Board, Board Risk Committee, Executive Risk Committee and its sub-committees. The risk management model of the organization is comprised of a four stage continuous cycle: identification and assessment, measurement, monitoring and control of risks. The Company has in place a risk management policy which details the strategy and procedure adopted to identify, measure, monitor and control risk at the enterprise level. To manage investment risk, the Company has a prudent investment strategy to optimize risk-adjusted returns. ICICI Prudential Life Insurance Company’s asset-liability management framework is designed to cushion and mitigate the investment related risks of assets. Asset under management of unit-linked insurance product amount to over 90% of policyholders’ funds. There is minimal asset-liability mismatch risk to the linked portfolio. As part of asset-liability management for the non-linked portfolio, ICICI Prudential Life Insurance Company manages the risk due to guaranteed returns by investing only in fixed income instruments and manages the interest rate risk through monthly rebalancing of the portfolio, to manage the duration gap between assets and liabilities. In addition, for certain products, a cash flow matching strategy is also used. For the participating portfolio, the asset allocation strategy, which includes investments in equities, is designed to achieve the twin objectives of managing base guarantees and maximizing returns. The equity portfolio is benchmarked against a market index. In addition, there are exposure limits to companies, groups and industries. ICICI Prudential Life Insurance Company’s Insurance Risk Committee assists the Executive Risk Committee in the identification, measurement, monitoring and control of insurance risks like demographic and expense risks. The Operational Risk Committee assists the Executive Risk Committee in identification, measurement, monitoring and control of operational risks The Company categorizes operational risk using the Basel II framework. For mitigating operational risks, the management assesses and rates the key risk indicators and prepares a mitigation plan. A risk report summarizing the key risks faced by the enterprise is placed before the Board Risk Committee on a periodic basis.

ICICI Lombard General Insurance Company is principally exposed to risks arising out of the nature of business underwritten and credit risk on its investment portfolio as well as the credit risk it carries on its reinsurers. In respect of business risk, ICICI Lombard General Insurance always seeks to diversify its insurance portfolio across industry sectors and geographical regions. The Company focuses on achieving a balance between the corporate and retail portfolio mix to achieve favorable claim ratio and risk diversification. The Company also has the ability to limit its risk exposure by way of re-insurance arrangements. Investments of the Company are governed by the investment policy approved by its board of directors within the norms stipulated by the Insurance Regulatory and Development Authority. The Investment Committee oversees the implementation of this policy and reviews it periodically. Exposure to any single entity is normally restricted to 5.0% of the portfolio and to any industry to 10.0% of the portfolio. Investments in debt instruments are generally restricted to instruments with a domestic credit rating of AA or higher.

Controls and Procedures

We carried out an evaluation under the supervision and with the participation of management, including the Managing Director and Chief Executive Officer and the Executive Director and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act as of March 31, 2010.

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

We have experienced significant growth in a fast changing environment, and management is aware that this may pose significant challenges to the control framework. See “Risk Factors — Risks Relating to Our Business — There is operational risk associated with financial industries which, when realized, may have an adverse impact on our business”.

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

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our  receipts and expenditures are made only in accordance with authorizations of management and the executive directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations, and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management assessed the effectiveness of internal control over financial reporting as of March 31, 2010 based on criteria set by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on the assessment, management concluded that our internal control over financial reporting was effective as of March 31, 2010. Effectiveness of our internal control over financial reporting as of March 31, 2009 has been audited by KPMG, an independent registered public accounting firm, as stated in their attestation report, which is included herein.

Change in Internal Control Over Financial Reporting

No change in our internal control over financial reporting occurred during the period covered by this annual report that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Loan Portfolio

Our gross loan portfolio was Rs. 2,321.4 billion at year-end fiscal 2010, a decrease of 14.5% over the gross loan portfolio of Rs. 2,714.9 billion at year-end fiscal 2009. At year-end fiscal 2009, the gross loan portfolio increased 6.2% to Rs. 2,714.9 billion from Rs. 2,555.9 billion at year-end fiscal 2008. At year-end fiscal 2010, approximately 64% of our gross loans were rupee loans.

Loan Portfolio by Categories

The following table sets forth, at the dates indicated, our gross (net of write off) rupee and foreign currency loans by business category.

	At March 31,
	2006		2007		2008		2009		2010		2010
	(in millions)
Consumer loans and credit card receivables(1)	Rs.	910,871	Rs.	1,276,977	Rs.	1,408,271	Rs.	1,228,337	Rs.	954,245	US$	21,229
Rupee		895,116		1,248,484		1,365,595		1,181,368		923,831		20,552
Foreign currency		15,755		28,493		42,676		46,969		30,414		677
Commercial, financial, agricultural and others(2)		665,549		859,562		1,147,276		1,486,380		1,367,175		30,415

	At March 31,
	2006		2007		2008		2009		2010		2010
	(in millions)
Rupee		449,160		495,464		475,796		587,644		565,990		12,591
Foreign currency		216,389		364,098		671,480		898,736		801,185		17,824
Leasing and related activities(3)		736		569		329		175		17		0
Rupee		695		569		329		175		17		0
Foreign currency		41		–		–		–		–		–
Gross loans		1,577,156		2,137,108		2,555,876		2,714,892		2,321,437		51,644
Rupee		1,344,971		1,744,517		1,841,719		1,769,187		1,489,838		33,069
Foreign currency		232,185		392,591		714,156		945,705		831,599		18,575
Total gross loans		1,577,156		2,137,108		2,555,876		2,714,892		2,321,437		51,644
Allowance for loan losses		(14,553)		(23,114)		(41,859)		(53,587)		(63,656)		(1,416)
Net loans	Rs.	1,562,603	Rs.	2,113,994	Rs.	2,514,017	Rs.	2,661,305	Rs.	2,257,781	US$	50,228
_____________
(1)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables and farm equipment loans.

(2)	Includes builder financing and dealer financing.

(3)	Leasing and related activities includes leasing and hire purchase.

Our gross consumer loans and credit card receivables decreased to Rs. 954.3 billion, constituting 41.1% of our gross loans at year-end fiscal 2010 from Rs. 1,228.3 billion, constituting 45.2% of our gross loans at year-end fiscal 2009. Our gross foreign currency loans decreased from Rs. 945.7 billion, constituting 34.8% of our total gross loans at year-end fiscal 2009 to Rs. 831.6 billion, constituting 35.8% of our total gross loans at year-end fiscal 2010. Our gross foreign currency loans, in rupee terms, decreased by 12.1% at year-end fiscal 2010 from year-end fiscal 2009, almost entirely due to the impact of rupee appreciation in fiscal 2010. Our gross foreign currency loans decreased marginally in US dollar terms by 0.5% at year-end fiscal 2010 from year-end fiscal 2009.

At year-end fiscal 2010, we did not have outstanding cross-border loans (defined as loans made to borrowers outside of India) exceeding 1.0% of our assets in any country except Canada. We had outstanding cross-border loans to US borrowers amounting to between 0.25% and 0.50% of our assets.

Collateral — Completion, Perfection and Enforcement

Our loan portfolio consists largely of loans to retail customers, including home loans, automobile loans, two-wheeler loans, commercial business loans, personal loans and credit card receivables, project and corporate finance and working capital loans to corporate borrowers and agricultural financing. In general, our loans (other than personal loans, credit card receivables and some forms of corporate and agricultural financing, which are unsecured) are over-collateralized.  In India, there are no regulations stipulating loan-to-collateral limits.

We have a mechanism by which we track the creation of security and follow up in case of any delay in creation of any security interest. The delays could be due to time taken for acquisition of the asset on which security interest is to be created (or completion of formalities related thereto), obtaining of requisite consents including legal, statutory or contractual obligations to obtain such consents, obtaining of legal opinions as to title and completion of necessary procedure for perfection of security in the respective jurisdictions.

Corporate finance and project finance loans are typically secured by a first charge on fixed assets, which normally consists of property, plant and equipment. These security interests are perfected by the registration of these interests within time limits stipulated under the Companies Act with the Registrar of Companies pursuant to the provisions of the Indian Companies Act when our clients are constituted as companies. This registration amounts to a constructive public notice to other business entities of the security interests created by such companies. Prior to creation of security interests on all assets, which are not stock-in-trade for the company, a no-objection certificate from the income tax authorities is required to create a charge on the asset. We may also take security of a pledge of financial assets like marketable securities (for which perfection of security interests by registration with the Registrar of Companies is not mandatory for companies under the Companies Act), and obtain corporate guarantees and personal guarantees wherever appropriate. In certain cases, the terms of financing include covenants relating to sponsor shareholding in the borrower and restrictions on the sponsors’ ability to sell all or part of their shareholding. Covenants involving equity shares have top-up mechanism based on price triggers. For all immovable property and shares, which are secured in favor of offshore lenders, approval from the Reserve Bank of India is obtained prior to creation.

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

We also accept post dated checks and cash as additional comfort for the facilities provided to various entities.

We are entitled in terms of our security documents to enforce security and appropriate the proceeds towards the borrower’s loan obligations without reference to the courts or tribunals unless a client makes a reference to such courts or tribunals to challenge such enforcement.

Separately, in India, foreclosure on collateral of property generally requires a written petition to an Indian court or tribunal. An application, when made, may be subject to delays and administrative requirements that may result, or be accompanied by, a decrease in the value of the collateral. These delays can last for several years and therefore might lead to deterioration in the physical condition and market value of the collateral. In the event a corporate borrower is in financial difficulty and unable to sustain itself, it may opt for the process of voluntary winding up. In case a company becomes a sick unit, foreclosure and enforceability of collateral is stayed. In fiscal 2003, the Indian Parliament passed the Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002, as amended, which strengthened the ability of lenders to resolve non-performing assets by granting them greater rights as to enforcement of security including over immovable property and recovery of dues, without reference to the courts or tribunals. See “Overview of the Indian Financial Sector — Recent Structural Reforms — Legislative Framework for Recovery of Debts due to Banks”.

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

Loan Concentration

We follow a policy of portfolio diversification and evaluate our total financing exposure in a particular industry in light of our forecasts of growth and profitability for that industry. ICICI Bank’s Global Credit Risk Management Group monitors all major sectors of the economy and specifically tracks industries in which ICICI Bank has credit exposures. We seek to respond to any economic weakness in an industrial segment by restricting new credits to that industry segment and any growth in an industrial segment by increasing new credits to that industry segment, resulting in active portfolio management. ICICI Bank’s policy is to limit its loan portfolio to any particular industry

(other than retail loans) to 15.0% of its total exposure. Between 2003 and 2006, the banking system as a whole saw significant expansion of retail credit, with retail loans accounting for a major part of overall systemic credit growth. Accordingly, during these years, we increased our financing to the retail finance segment. Given the uncertain economic environment, we accorded priority to risk containment, liquidity management and capital conservation. In view of high asset prices and the increase in interest rates since the second half of fiscal 2008, we followed a conscious strategy of moderation of retail disbursements, especially in the unsecured retail loans segment. At the same time, there has been an increase in demand for credit from the corporate sector. Following this trend, our loans and advances to the retail finance segment constituted 42.1% of our gross loans and advances at year-end fiscal 2010 compared to 46.4% at year-end fiscal 2009 and 57.0% at year-end fiscal 2008.

Pursuant to the guidelines of the Reserve Bank of India, our credit exposure to an individual borrower generally must not exceed 15.0% of our capital funds, unless the exposure is in respect of an infrastructure project. Capital funds comprise Tier 1 and Tier 2 capital calculated pursuant to the guidelines of the Reserve Bank of India, under Indian GAAP. Credit exposure to individual borrowers may exceed the exposure norm of 15.0% of our capital funds by an additional 5.0% (i.e. the aggregate exposure can be 20.0%) provided the additional credit exposure is on account of infrastructure financing. Our exposure to a group of companies under the same management control generally must not exceed 40.0% of our capital funds unless the exposure is in respect of an infrastructure project. The exposure to a group of companies under the same management control, including exposure to infrastructure projects, may be up to 50.0% of our capital funds. Banks may, in exceptional circumstances, with the approval of their boards, enhance the exposure by 5.0% of capital funds (i.e., the aggregate exposure can be 20.0% of capital funds for an individual borrower and the aggregate exposure can be 45.0% of capital funds for a group of companies under the same management), making appropriate disclosures in their annual reports. Exposure for funded and non-funded credit facilities is calculated as the total committed amount or the outstanding amount whichever is higher (for term loans, as the sum of undisbursed commitments and the outstanding amount). Investment exposure is considered at book value. At year-end fiscal 2010, we were in compliance with these guidelines. During fiscal 2010, our exposure to ICICI Prudential Flexible Income Plan (a liquid debt plan) exceeded the stipulated ceiling of 15.0% of capital funds from July 20, 2009 to August 20, 2009. This excess exposure was duly approved/confirmed by the majority of directors, with exposure remaining within 20.0% of the capital funds in accordance with the guidelines issued by the Reserve Bank of India.

At year-end fiscal 2010, our largest non-bank borrower accounted for approximately 13.4% of our capital funds. The largest group of companies under the same management control accounted for approximately 28.9% of our capital funds.

The following table sets forth, at the dates indicated, the composition of our gross advances (net of write-offs)

	At March 31,
	2006			2007			2008			2009			2010
	Amount		As a %	Amount		As a %	Amount		As a %	Amount		As a %	Amount		Amount		As a %
	(in millions, except percentages)
Retail finance(1)	Rs.	981,550	62.2%	Rs.	1,364,472	63.8%	Rs.	1,457,548	57.0%	Rs.	1,259,908	46.4%	Rs.	976,481	US$	21,7244	42.1%
Services — non finance		47,289	3.0		64,342	3.0		168,139	6.6		244,367	9.0		223,535		4,973	9.6
Crude petroleum/refining & petrochemicals		46,185	2.9		49,656	2.3		65,136	2.6		163,027	6.0		150,170		3,341	6.5
Road, port, telecom, urban development & other infrastructure		30,114	1.9		29,873	1.4		57,707	2.3		116,138	4.3		112,339		2,499	4.8
Iron & steel and products		51,717	3.3		52,071	2.5		100,441	3.9		113,931	4.2		89,673		1,995	3.9
Services — finance		74,356	4.7		111,500	5.2		65,373	2.6		88,432	3.3		69,483		1,546	3.0
Food & beverages		41,491	2.6		50,863	2.4		76,802	3.0		73,218	2.7		84,888		1,888	3.7
Electronics & engineering		24,129	1.5		21,863	1.0		39,294	1.5		51,473	1.9		45,205		1,006	1.9
Chemicals & fertilizers		32,241	2.1		53,768	2.5		43,346	1.7		61,758	2.3		55,627		1,237	2.4
Power		28,127	1.8		41,917	2.0		62,479	2.4		59,105	2.2		82,171		1,828	3.5
Drugs & pharmaceuticals		4,968	0.3		10,014	0.5		26,568	1.0		37,495	1.4		31,377		698	1.4
Construction		9,822	0.6		15,285	0.7		30,340	1.2		35,820	1.3		23,269		517	1.0
Wholesale/retail trade		14,842	1.0		28,625	1.3		26,728	1.0		28,187	1.0		49,683		1,106	2.1

	At March 31,
	2006			2007			2008			2009			2010
	Amount		As a %	Amount		As a %	Amount		As a %	Amount		As a %	Amount		Amount		As a %
	(in millions, except percentages)
Metal & products (excluding iron & steel)		19,335	1.2		1,462	0.1		28,925	1.2		23,642	0.8		35,993		801	1.5
Others(2)		171,216	10.9		241,904	11.3		308,517	12.0		358,391	13.2		291,544		6,486	12.6
Gross loans		1,577,382	100.0		2,137,615	100.0		2,557,343	100.0		2,714,892	100.0		2,321,438		51,645	100.0
Allowance for loan losses and interest suspense		(14,778)			(23,621)			(43,327)			(53,587)			(63,655)		(1,416)
Net loans	Rs.	1,562,604		Rs.	2,113,994.4		Rs.	2,514,016		Rs.	2,661,305		Rs.	2,257,783	US$	50,229
_____________
(1)	Includes home loans, automobile loans, commercial business loans, two wheeler loans, personal loans, credit cards receivables, dealer funding, developer financing and overdraft products loans.

(2)
Other industries primarily include automobiles, cement, agriculture and allied activities, fast-moving consumer goods, gems and jewelry, manufacturing products excluding metal, mining, shipping, textiles etc.

Our gross loan portfolio at year-end fiscal 2010 decreased by 14.5% compared to the gross loan portfolio at year-end fiscal 2009. Retail finance was 42.1% of gross loans at year-end fiscal 2010 compared to 46.4% at year-end fiscal 2009 and 57.0% at year-end fiscal 2008. Our gross loans to the services — non-finance sector as a percentage of gross loans increased to 9.6% at year-end fiscal 2010 compared to 9.0% at year-end fiscal 2009. Our gross loans to the crude petroleum/refining and petrochemicals sector as a percentage of gross loans increased to 6.5% at year-end fiscal 2010 compared to 6.0% at year-end fiscal 2009.

At year-end fiscal 2010, our twenty largest borrowers accounted for approximately 16.9% of our gross loan portfolio, with the largest borrower accounting for approximately 3.3% of our gross loan portfolio. The largest group of companies under the same management control accounted for approximately 4.5% of our gross loan portfolio.

Geographic Diversity

Our portfolios are geographically diversified. The state of Maharashtra accounted for the largest proportion of our domestic gross loans outstanding at year-end fiscal 2010.

Directed Lending

The Reserve Bank of India requires banks to lend to certain sectors of the economy. Such directed lending comprises priority sector lending and export credit.

Priority Sector Lending

The Reserve Bank of India guidelines require banks to lend 40.0% of their adjusted net bank credit, or the credit equivalent amount of off balance sheet exposure, whichever is higher, to certain specified sectors called priority sectors. The definition of adjusted net bank credit does not include certain exemptions and includes certain investments and is computed with reference to the outstanding amount at March 31 of the previous year. Priority sectors include agricultural sector, food and agri-based industries, small and micro enterprises and small businesses and housing finance up to certain limits. Out of the 40.0%, banks are required to lend a minimum of 18.0% of their adjusted net bank credit to the agriculture sector (of which 13.5% is required towards direct agriculture) and the balance to certain specified sectors, including small enterprises (defined as enterprises engaged in manufacturing/production, processing and services businesses with a certain limit on investment in plant and machinery), small road and water transport operators, small businesses, professional and self-employed persons, and all other service enterprises, micro credit, education and housing loans up to Rs. 2 million to individuals for purchase/construction of a dwelling unit per family.

In its letter dated April 26, 2002, which granted its approval for the amalgamation, the Reserve Bank of India stipulated that since the loans of erstwhile ICICI Limited (ICICI) transferred to us were not subject to the priority sector lending requirement, we are required to maintain priority sector lending of 50.0% of our adjusted net bank credit on the residual portion of our advances (i.e. the portion of total advances excluding advances of ICICI at year-end fiscal 2002, referred to as “residual adjusted net bank credit”). This additional 10.0% priority sector lending requirement will apply until such time as our aggregate priority sector advances reach a level of 40.0% of our total adjusted net bank credit. The Reserve Bank of India’s existing instructions on sub-targets under priority sector lending and eligibility of certain types of investments/funds for qualification as priority sector advances apply to ICICI Bank.

Any shortfall in the amount required to be lent to the priority sectors may be required to be deposited with government sponsored Indian development banks like the National Bank for Agriculture and Rural Development, the Small Industries Development Bank of India and the National Housing Bank. These deposits have a maturity of up to seven years and carry interest rates lower than market rates. At year-end fiscal 2010, total investments in such bonds were Rs. 101.1 billion. See “Supervision and Regulation — Directed Lending — Priority Sector Lending”.

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

ICICI Bank is required to comply with the priority sector lending requirements on the last “reporting Friday” of each fiscal year. At March 26, 2010, which was the last reporting Friday for fiscal 2010, ICICI Bank’s priority sector loans were Rs. 627.0 billion, constituting 51.3% of its residual adjusted net bank credit against the requirement of 50.0%. At that date, qualifying agricultural loans were 18.7% of ICICI Bank’s residual adjusted net bank credit as against the requirement of 18.0%, out of which advances to direct agriculture amounted to Rs. 173.3 billion constituting 14.2% of its residual adjusted net bank credit against the requirement of 13.5%. ICICI Bank’s advances to weaker sections were Rs. 56.3 billion, constituting 4.6% of its residual adjusted net bank credit against the requirement of 10.0%.

The following table sets forth ICICI Bank’s priority sector loans, classified by the type of borrower, at the last reporting Friday of fiscal 2010.

	At March 26, 2010
	Amount				% of total priority sector lending	% of residual adjusted net bank credit
	(in billion, except percentages)
Agricultural sector(1)	Rs.	228.3	US$	5.1	36.4%	18.7%
Small enterprises(2)		78.1		1.7	12.5	6.4
Others including residential mortgage less than Rs. 2 million		320.6		7.2	51.1	26.2
Total	Rs.	627.0	US$	14.0	100.0%	51.3%
_____________
(1)	Includes direct agriculture lending of Rs. 173.3 billion constituting 14.2% of our residual adjusted net bank credit against the requirement of 13.5%.

(2)
Small enterprises include enterprises engaged in manufacturing/processing and whose investment in plant and machinery does not exceed Rs. 50 million and enterprises engaged in providing/rendering of services and whose investment in equipment does not exceed Rs. 20 million.

Export Credit

As part of directed lending, the Reserve Bank of India also requires banks to make loans to exporters at concessional rates of interest. Export credit is provided for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies. At least 12.0% of a bank’s adjusted net bank credit is required to be in the form of export credit. This requirement is in addition to the priority sector lending requirement but credits extended to exporters that are small scale industries or small businesses may also meet part of the priority sector lending requirement. The Reserve Bank of India provides export refinancing for an eligible portion of total outstanding export loans in rupee in line with the prevalent Reserve Bank of India guidelines in India as amended from time to time. The interest income earned on export credits is supplemented through fees and commissions earned from these exporter customers from other fee-based products and services taken by them from us, such as foreign exchange products and bill handling. At March 26, 2010 (the last Friday of March 2010), our export credit was Rs. 21.1 billion being 1.7% of residual adjusted net bank credit.

Loan Pricing

As required by the Reserve Bank of India guidelines effective July 1, 2010, ICICI Bank prices its loans with reference to a base rate, called the ICICI Bank Base Rate. The Asset Liability Management Committee sets the base rate based on ICICI Bank’s current cost of funds, likely changes in the Bank’s cost of funds, market rates, interest rate outlook and other systemic factors. Pricing for all fresh approvals and renewal of facilities are linked to the Base Rate and comprise the base rate, term premium and transaction-specific credit and other charges. The Reserve Bank of India has also stipulated that a bank’s lending rates cannot be lower than its base rate, except for certain categories of loans as may be specified by the Reserve Bank of India from time to time. ICICI Bank has set its base rate at 7.50% per annum payable monthly, effective July 1, 2010. As prescribed in the guidelines of the Reserve Bank of India, an option has been given to existing borrowers  for migration to base rate mechanism. All loans approved before July 1, 2010, and where the borrowers choose not to migrate to the base rate mechanism, would continue to be based on earlier benchmark rate regime.

Classification of Loans

We classify our assets as performing and non-performing in accordance with the Reserve Bank of India’s guidelines except in the case of ICICI Home Finance Company and our banking subsidiaries in Canada, Russia and the United Kingdom. ICICI Home Finance Company classifies its loans and other credit facilities as per the guidelines of its regulator namely, the National Housing Bank. Loans made by our Canadian, Russian and UK subsidiaries are classified as impaired when there is no longer a reasonable assurance of the timely collection of the full amount of principal or interest. Under the Reserve Bank of India guidelines, an asset is classified as non-performing if any amount of interest or principal remains overdue for more than 90 days in respect of term loans. In respect of overdraft or cash credit, an asset is classified as non-performing if the account remains out of order for a period of 90 days and, in respect of bills, if the account remains overdue for more than 90 days. Further, non-performing assets are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India. The Reserve Bank of India has separate guidelines for restructured loans. See below “— Restructured Loans”.

The classification of assets in accordance with the Reserve Bank of India guidelines is detailed below.

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

See also “Supervision and Regulation — Reserve Bank of India Regulations — Loan Loss Provisions and Non-performing Assets — Asset Classification”.

Restructured Loans

The Reserve Bank of India has separate guidelines for restructured loans. A fully secured standard loan can be restructured by the rescheduling of principal repayments and/or the interest element, but must be separately disclosed as a restructured loan in the year of restructuring. The diminution in the fair value of the loan, if any, measured in present value terms, is either written off or provision is made to the extent of the diminution involved. For restructured loans, provisions are made in accordance with the guidelines issued by the Reserve Bank of India, which require that the difference between the fair value of the loan before and after restructuring be provided at the time of restructuring. There are certain conditions stipulated by the Reserve Bank of India for continuing to classify a restructured standard loan as a standard asset. Similar guidelines apply to sub-standard and doubtful loans. The sub-standard and doubtful loans which have been subjected to restructuring, whether in respect of principal installment or interest amount, are eligible to be upgraded to the standard category only after the specified period, i.e., a period of one year after the date when first payment of interest or of principal, whichever is earlier, falls due, subject to satisfactory performance during the period. The restructured loans continue to be classified as such until they complete one year of payment in accordance with the restructured terms.

From December 2008, the Reserve Bank of India permitted banks to restructure loans classified as real estate exposures, up to June 30, 2009 while maintaining these loans as standard loans. Similarly, banks were also permitted to undertake, for loans that were previously restructured, a second restructuring without downgrading the loan to the non-performing category, up to June 30, 2009. The Reserve Bank of India also permitted banks to restructure as standard loans all eligible loans which meet the basic criteria for restructuring, and which were classified as standard as at September 1, 2008, irrespective of their subsequent asset classification. This was subject to the receipt by banks of an application from the borrower for restructuring the advance on or before March 31, 2009 and implementing the restructuring package within 120 days from the date of receipt of the application. We classify loans as restructured in line with these guidelines.

Provisioning and Write-Offs

We make provisions and write-offs in accordance with the Reserve Bank of India’s guidelines; see “Supervision and Regulation — Reserve Bank of India Regulations — Loan Loss Provisions and Non-Performing Assets — Provisioning and Write-offs”.  The Reserve Bank of India guidelines on provisioning and write-offs are as described below.

Standard assets:
As per the Reserve Bank of India guidelines issued in September 2005, banks were required to make general provision at 0.40% on standard loans (excluding loans to the agriculture sector and to small and medium enterprises). As per the Reserve Bank of India guidelines issued in May 2006, the general provisions for personal loans, loans and advances qualifying as capital market exposure, residential housing loans beyond Rs. 2 million and commercial real estate loans was increased to 1.00% from 0.40%.

In January 2007, the Reserve Bank of India increased the provisioning requirement in respect of the loans to the real estate sector (excluding residential housing loans), outstanding credit card receivables, loans and advances qualifying as capital market exposure, personal loans and exposures to systemically important non-deposit taking non-banking financial companies to 2.00%.

In November 2008, the Reserve Bank of India reinstated the provisioning for standard assets to a uniform rate of 0.40% for all types of standard assets except in the case of direct advances to the agricultural and small and medium enterprise sectors, which continue to attract a provisioning of 0.25%, as was previously the case. The revised norms were effective prospectively but the provisions held by banks could not be reversed. In November 2009, the Reserve Bank of India increased the provisioning rate on standard assets in the commercial real estate sector to 1.0%.

Sub-standard assets:
A provision of 10% is required for all sub-standard assets. An additional provision of 10% is required for accounts that are ab initio unsecured. In April 2010, an exception was given to unsecured infrastructure loan accounts classified as sub-standard, which attract a provisioning of 15%.

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

In its mid-term review of policy statement for fiscal 2009, the Reserve Bank of India has required banks to increase the total provisioning coverage ratio, including floating provisions, to 70% by September 30, 2010. In its clarification on the same, the Reserve Bank of India allowed the banks’ prudential/technical write-off to be added to both the gross non-performing assets and the provisions held in the calculation of provisioning coverage ratio. The Reserve Bank of India has permitted us to achieve the stipulated level of 70% provisioning coverage ratio in a phased manner by March 31, 2011. The Bank’s provisioning coverage ratio at March 31, 2010 computed as per the Reserve Bank of India guidelines mentioned above is 59.5%.

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

For restructured loans, provisions are made in accordance with the guidelines issued by the Reserve Bank of India, which require that the difference between the fair value of the loan before and after restructuring be provided at the time of restructuring. The fair value of the loan before restructuring is computed as the present value of cash flows representing the interest at the existing rate charged on the loan before restructuring and the principal. The fair value of the loan after restructuring is computed as the present value of cash flows representing the interest at the rate charged on the loan on restructuring and the principal. Both sets of cash flows are to be discounted by the Bank’s Benchmark Prime Lending Rate as on the date of restructuring plus the appropriate term premium and credit risk premium for the borrower category on the date of restructuring. For loans restructured prior to August 27, 2008, a provision equal to the difference between the present value of the future interest as per the original loan agreement and the present value of future interest on the basis of rescheduled terms at the time of restructuring, was required to be made.

Impact of Economic Environment on Commercial and Consumer Loan Borrowers

In the late 1990s, increased domestic competition due to the opening up of the Indian economy, high levels of debt relative to equity and a downturn in the commodities markets globally led to stress on the operating performance of Indian businesses, impairment of a significant amount of assets in the financial system and approval of restructuring programs for a large number of companies. This led to an increase in the level of restructured and non-performing loans in the Indian financial system, including us, from fiscal 2001 to fiscal 2004. While restructured and non-performing loans subsequently declined, the deterioration in the global economic environment during fiscal 2009, in particular following the bankruptcy of Lehman Brothers in September 2008, adversely impacted the operations of several Indian companies. Indian businesses were impacted by the lack of access to financing/ refinancing from global debt capital markets, losses on existing inventories due to the sharp decline in commodity prices, reduction in demand for and prices of output and reduction in cash accruals and profitability. This led to additional restructuring of loans in the Indian banking system, including ours.

From fiscal 2002, we rapidly grew our consumer loans and credit card receivables portfolio based on the untapped potential in residential mortgages and other retail credit products in the Indian market. These included credit cards and unsecured personal loans. The Indian retail credit market expanded rapidly from fiscal 2002 to fiscal 2007 driven by growth in household incomes, decline in interest rates and increased availability of retail credit. Since fiscal 2007, the retail credit market has slowed down significantly following increases in systemic interest rates and home prices, which reduced affordability for borrowers. During fiscal 2008 and fiscal 2009, we experienced an increase in non-performing loans in our consumer loans and credit card receivables portfolio. The primary reasons for this increase was the seasoning of the overall portfolio and the increase in defaults on the unsecured personal loans and credit card receivables due to challenges in collections and deterioration in the macroeconomic environment. During fiscal 2010, although the addition to non-performing loans in consumer loans and credit card receivables continued, we experienced a decrease in the level of additions to non-performing loans in our consumer loans and credit card receivables portfolio compared to fiscal 2009.

See also “Risk Factors” and “Business — Strategy”.

Restructured Assets

The following table sets forth, at the dates indicated, our gross restructured rupee and foreign currency loan portfolio by business category.

	At March 31,
	2006		2007		2008		2009		2010
	Amount		Amount		Amount		Amount		Amount		Amount
	(in millions, except percentages)
Consumer loans & credit card receivables	Rs.	–	Rs.	–	Rs.	–	Rs.	1,933	Rs.	3,704	US$	83
Rupee		–		–		–		1,933		3,704		83
Foreign currency		–		–		–		–		–		–
Commercial, financial, agricultural and others (1)		55,463		50,407		48,411		59,435		58,958		1,313
Rupee		49,582		45,965		45,535		53,713		38,824		865
Foreign currency		5,881		4,442		2,876		5,722		20,134		448
Total restructured loans		55,463		50,407		48,411		61,368		62,662		1,396
Rupee		49,582		45,965		45,535		55,646		42,528		948
Foreign currency		5,881		4,442		2,876		5,722		20,134		448
Gross restructured loans(2)		55,463		50,407		48,411		61,368		62,662		1,396
Provision for loan losses		(2,305)		(1,581)		(1,572)		(1,736)		(2,758)		(62)
Net restructured loans	Rs.	53,158	Rs.	48,826	Rs.	46,839	Rs.	59,632	Rs.	59,904	US$	1,334

Gross customer assets (2)	Rs.	1,638,525	Rs.	2,234,339	Rs.	2,687,999	Rs.	2,892,808	Rs.	2,601,135	US$	57,932
Net customer assets .	Rs.	1,622,675	Rs.	2,209,078	Rs.	2,642,697	Rs.	2,836,439	Rs.	2,536,941	US$	56,502
Gross restructured loans as a percentage of gross customer assets		3.4%		2.3%		1.8%		2.1%		2.4%
Net restructured loans as a percentage of net customer assets		3.3%		2.2%		1.8%		2.1%		2.4%

_____________
(1)	Includes working capital finance.
(2)	Includes loans of ICICI Bank and its subsidiaries and credit substitutes of ICICI Bank, net of write-offs.

The following table sets forth, at the dates indicated, gross restructured loans by borrowers’ industry or economic activity and as a percentage of total gross restructured loans.

	At March 31,
	2006			2007			2008			2009			2010
	Amount		As a percentage of loans	Amount		As a percentage of loans	Amount		As a percentage of loans	Amount		As a percentage of loans	Amount		Amount		As a percentage of loans
	(in millions, except percentages)
Power		1,703	3.1		–	–		14,971	30.9		16,059	26.2	Rs.	16,993	US$	378	27.1%
Road, port, telecom, urban development & other infrastructure		18,733	33.8		17,790	35.3		8,117	16.8		10,438	17.0		8,631		192	13.8
Services-non finance		–	–		–	–		–	–		–	–		11,778		262	18.9
Textiles		344	0.6		86	0.1		71	0.1		993	1.6		3,702		82	5.9
Iron/steel & products		4,834	8.7		4,922	9.8		–	–		–	–		2,788		62	4.4
Automobile (including trucks)		391	0.7		151	0.3		106	0.2		2,955	4.8		2,785		62	4.4
Food & beverages		220	0.4		–	–		120	0.3		456	0.7		2,779		62	4.4
Chemicals & fertilizers		2,345	4.2		985	2.0		536	1.1		133	0.2		2,023		45	3.2
Electronics & engineering		565	1.0		–	–		1,295	2.7		1,026	1.7		1,003		22	1.6
Cement		1,406	2.5		1,065	2.0		401	0.8		297	0.5		483		11	0.8
Paper & paper products		–	–		–	–		–	–		–	–		285		6	0.5
Manufacturing products (excluding metals)		1,393	2.5		235	0.5		–	–		–	–		19		–	–
Shipping		798	1.4		839	1.7		–	–		15	–		16		–	–
Crude petroleum/ refining & petrochemicals		19,169	34.6		21,004	41.7		22,542	46.6		23,961	39.0		–		–	–
Metal & products (excluding iron & steel)		3,528	6.4		3,296	6.5		–	–		–	–		293		7	0.5
Services-finance		–	–		–	–		–	–		913	1.5		312		7	0.5
Retail finance		–	–		–	–		–	–		1,933	3.1		3,704		83	5.9
Others(1)		34	0.1		34	0.1		251	0.5		2,189	3.7		5,067		113	8.1
Gross restructured loans		55,463	100.0		50,407	100.0		48,411	100.0		61,368	100.0		62,661		1,394	100.0
Aggregate provision for loan losses		(2,305)			(1,581)			(1,572)			(1,736)			(2,758)		(62)
Net restructured loans	Rs.	53,158		Rs.	48,826		Rs.	46,839		Rs.	59,632		Rs.	59,903	US$	1,332
_____________
(1)	Others primarily include construction, real estate and manufacturing products excluding metal.

Gross restructured standard loans increased from Rs. 61.4 billion at year-end fiscal 2009 to Rs. 62.7 billion at year-end fiscal 2010. The increase in gross restructured loans includes the restructuring of loans aggregated Rs. 37.8 billion during fiscal 2010 and Rs. 11.1 billion during fiscal 2009, for certain borrowers experiencing stress in the services non-finance and textiles industries. Upon restructuring, the Bank monitors the payment performance for minimum period of 12 months from the first due date of repayment of principal and/or interest as per restructuring terms. Upon satisfactory performance, the restructured account is upgraded and removed from this category. We upgraded certain corporate borrower accounts in the oil and petrochemical sector, which aggregated to Rs. 33.5 billion during fiscal 2010, based on payment performance. There were no such upgrades in fiscal 2009. Our net restructured standard loans were Rs. 59.9 billion at year-end fiscal 2010 compared to Rs. 59.6 billion at year-end fiscal 2009. See also “Risk Factors — The level of restructured loans in our portfolio may increase and the failure of our restructured loans to perform as expected could affect our business”.

Non-Performing Assets

The following table sets forth, at the dates indicated, our gross non-performing rupee and foreign currency customer asset portfolio by business category.

	At March 31,
	2006		2007		2008		2009		2010
	Amount		Amount		Amount		Amount		Amount		Amount
	(in millions, except percentages)
Consumer loans & credit card receivables(1)	Rs.	13,836	Rs.	30,000	Rs.	54,954	Rs.	72,201	Rs.	69,462	US$	1,547
Rupee		13,828		29,991		54,948		72,105		69,111		1,539
Foreign currency		8		9		6		96		351		8
Commercial, financial, agricultural and others(2)		9,187		12,200		22,483		27,188		35,923		800
Rupee		7,178		11,074		21,119		23,892		25,337		564
Foreign currency		2,009		1,126		1,364		3,296		10,586		236
Leasing and related activities		63		357		526		532		436		10
Rupee		63		357		526		532		436		10
Foreign currency		–		–		–		–		–		–
Total non-performing assets		23,086		42,557		77,963		99,921		105,821		2,357
Rupee		21,069		41,422		76,593		96,529		94,884		2,113
Foreign currency		2,017		1,135		1,370		3,392		10,937		244
Gross non-performing assets(3)(4)		23,086		42,557		77,963		99,921		105,821		2,357
Provision for loan losses		(12,280)		(22,249)		(42,031)		(52,580)		(59,083)		(1,316)
Net non-performing assets	Rs.	10,806	Rs.	20,308	Rs.	35,932	Rs.	47,341	Rs.	46,738	US$	1,041

Gross customer assets(3)	Rs.	1,638,525	Rs.	2,234,339	Rs.	2,687,999	Rs.	2,892,808	Rs.	2,601,135	US$	57,932
Net customer assets .	Rs.	1,622,674	Rs.	2,209,078	Rs.	2,642,697	Rs.	2,836,439	Rs.	2,536,941	US$	56,502
Gross non-performing assets as a percentage of gross customer assets		1.4%		1.9%		2.9%		3.5%		4.1%
Net non-performing assets as a percentage of net customer assets		0.7%		0.9%		1.4%		1.7%		1.8%
_____________
(1)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables and farm equipment loans.

(2)	Includes working capital finance.

(3)	Includes loans of ICICI Bank and its subsidiaries and credit substitutes of ICICI Bank, net of write-offs.

(4)	Includes loans identified as impaired in line with the guidelines issued by regulators of the respective subsidiaries.

The following table sets forth, at the dates indicated, gross (net of write-offs) non-performing assets by borrowers’ industry or economic activity and as a percentage of total non-performing assets.

	At March 31,
	2006			2007			2008			2009			2010
	Amount		As a percentage of loans	Amount		As a percentage of loans	Amount		As a percentage of loans	Amount		As a percentage of loans	Amount		Amount		As a percentage of loans
	(in millions, except percentages)
Chemicals & fertilizers	Rs.	1,654	7.2%	Rs.	1,642	3.9%	Rs.	1,935	2.5%	Rs.	1,958	2.0%	Rs.	2,472	US$	55	2.3%
Services-finance		126	0.5		722	1.7		1,293	1.7		1,291	1.3		3,672		82	3.5
Wholesale/retail trade		45	0.2		45	0.1		83	0.1		1,470	1.5		2,172		48	2.1
Textiles		1,675	7.3		834	2.0		1,097	1.4		1,767	1.8		1,904		42	1.8
Food & beverages		670	2.9		1,247	2.9		608	0.8		1,033	1.0		4,046		90	3.8
Iron/steel & products		209.5	0.9		772	1.8		1,214	1.6		359	0.4		1,600		36	1.5
Electronics & engineering		550	2.4		626	1.5		563	0.7		793	0.8		700		16	0.7
Metal & products (excluding iron & steel)		11	0.1		11	–		116	0.1		203	0.2		908		20	0.9
Automobiles (including trucks)		32	0.1		61	0.1		76	0.1		323	0.3		2,274		51	2.1
Services — non-finance		976	4.2		632	1.5		413	0.5		347	0.3		378		8	0.4
Power		–	–		–	–		143	0.2		147	0.1		141		3	0.1
Paper & paper products		74	0.3		66	0.2		39	–		44	–		33		1	–
Shipping		13	0.1		13	–		1,006	1.3		1,022	1.0		13		–	–
Cement		–	–		–	–		25	–		15	–		9		–	–
Road, port, telecom, urban development & other infrastructure		–	–		–	–		–	–		–	–		567		13	0.5
Retail finance(1)		14,423	62.5		31,316	73.6		55,824	71.6		72,301	72.4		66,984		1,492	63.3
Others(2)		2,626	11.3		4,570	10.7		13,528	17.4		16,848	16.9		17,948		400	17.0
Gross non-performing assets		23,086	100.0%		42,557	100.0%		77,963	100.0%		99,921	100.0%		105,821		2,357	100.0%
Aggregate provision for loan losses		(12,280.0)			(22,249)			(42,031)			(52,580)			(59,083)		(1,316)
Net non-performing assets	Rs.	10,806		Rs.	20,308		Rs.	35,932		Rs.	47,341		Rs.	46,738	US$	1,041
_____________
(1)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables, retail overdraft loans, dealer funding and developer financing.

(2)
Other industries primarily include construction, manufacturing products excluding metal, crude petroleum, drugs and pharmaceuticals, gems & jewelry, fast-moving consumer goods, mining, and other agriculture and allied activities.

Gross non-performing assets increased 5.9% from Rs. 99.9 billion at year-end fiscal 2009 to Rs. 105.8 billion at year-end fiscal 2010, net of write-off of unsecured and small value secured retail loans aggregating Rs. 27.5 billion during fiscal 2010. These loans were fully provided for at the date of write-off. The coverage ratio (i.e. total provisions as a percentage of the gross non-performing assets) was 56.4% at year-end fiscal 2010 compared to 53.2% at year-end fiscal 2009. In fiscal 2010, our non-performing assets in foreign currency increased mainly due to certain borrowers from the food and beverages, auto and services — finance industries experiencing financial difficulties or being extended concessionary modifications in the repayment of loans in our overseas banking subsidiaries. Retail finance non-performing loans constituted 63.3% of gross non-performing assets at year-end fiscal 2010 compared to 72.4% of gross non-performing assets at year-end fiscal 2009. We experienced an increase in the non-performing loans in our retail portfolio in fiscal 2009 and fiscal 2010, due to the seasoning of the portfolio and higher level of defaults in unsecured personal loans and credit card receivables due to challenges in collections and  impact of the adverse macroeconomic environment in fiscal 2009.

Net non-performing assets constituted 1.8% of net customer assets at year-end fiscal 2010, compared to 1.7% at year-end fiscal 2009. The net non-performing loans in the retail portfolio as a percentage of net retail loans increased from 2.6% at year-end fiscal 2009 to 2.8% at year-end fiscal 2010, primarily due to a decline in net retail loans.

The ten largest net non-performing assets were approximately 8.5% of total net non-performing assets at year-end fiscal 2010.

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

Our strategy for resolution of non-performing assets includes sales of financial assets to asset reconstruction companies in exchange for receipt of securities in the form of pass-through instruments issued by asset reconstruction companies, wherein payments to holders of the securities are based on the actual realized cash flows from the transferred assets. Under Indian GAAP, these instruments are valued at the net asset values as declared by the asset reconstruction companies in accordance with the Reserve Bank of India guidelines. Under US GAAP, the assets we sell in exchange for security receipts are not accounted for as sales in terms of FASB ASC Topic 860, “Transfers and Servicing” either because we retain beneficial interests in the transferred assets in the form of security receipts, or due to consolidation of certain funds or trusts, which are variable interest entities within the definition provided in ASC Subtopic 810–10, to which these loans have been transferred. These assets are considered under US GAAP as restructured assets. See “Supervision and Regulation — Reserve Bank of India Regulations — Regulations relating to Sale of Assets to Asset Reconstruction Companies”. We sold Rs. 7.6 billion including mortgage loans of Rs. 7.5 billion of our net non-performing assets during fiscal 2010 and Rs. 6.8 billion of our net non-performing assets including mortgage loans of Rs. 5.6 billion during fiscal 2009 to asset reconstruction companies registered with the Reserve Bank of India. At, year-end fiscal 2010, we had an outstanding net investment of Rs. 33.9 billion in security receipts issued by asset reconstruction companies in relation to sales of our non-performing assets.

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

Our loans, primarily corporate loans and mortgages, have historically been sufficiently over-collateralized so that once collateral is realized we recover a substantial amount of our loan outstanding. However, recoveries may be subject to delays of up to several years, due to the long legal process in India. This leads to delay in enforcement and realization of collateral. We maintain the non-performing assets on our books for as long as the enforcement process is ongoing. Accordingly, a non-performing asset may continue for a long time in our portfolio until the settlement of loan account or realization of collateral, which may be longer than that for US banks under similar circumstances.

See also “— Loan portfolio — Collateral — Completion, Perfection and Enforcement”.

Provision for Loan Losses

The following table sets forth, at the dates indicated, movement in our provisions for loan losses for non-performing customer assets.

	At March 31,
	2006		2007		2008		2009		2010		2010
	Amount		Amount		Amount		Amount		Amount		Amount
	(in millions)
Aggregate provision for loan losses at the beginning of the year	Rs.	14,606	Rs.	12,009	Rs.	21,745	Rs.	40,574	Rs.	52,580	US$	1,171
Add: Provisions for loan losses
Consumer loans & credit card receivables(1)		1,938 (3)		8,821		14,937		27,764		29,147		649
Commercial, financial, agricultural and others(2)		1,453		2,463		4,210		4,376		5,538		123
Leasing & related activities		(18)		48		95		54		(90)		(1)
Total provisions for loan losses, net of releases of provisions	Rs.	17,979	Rs.	23,341	Rs.	40,987	Rs.	72,768	Rs.	87,175	US$	1,942
Loans charged-off		(5,970)		(1,596)		(413)		(20,188)		(28,092)		(626)
Aggregate provision for loan losses at the end of the year	Rs.	12,009	Rs.	21,745	Rs.	40,574	Rs.	52,580	Rs.	59,083	US$	1,316
_____________
(1)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit cards and farm equipment loans.

(2)	Includes project finance, working capital finance, corporate finance and receivables financing, excluding leasing and related activities.

(3)	Provision for loan losses for consumer loans and credit card receivables in fiscal 2006 were net of write-back of provisions of Rs. 1.7 billion which were in excess of regulatory requirements.

Provision for loan losses for consumer loans and credit card receivables increased from Rs. 27.8 billion in fiscal 2009 to Rs. 29.1 billion in fiscal 2010. The Indian retail credit market expanded rapidly from fiscal 2002 to fiscal 2007, driven by growth in household incomes, decline in interest rates and the increased availability of retail credit. Since fiscal 2007, the retail credit market has slowed down significantly following increases in systemic interest rates and home prices, which reduced affordability for borrowers. During fiscal 2008 and fiscal 2009, we experienced an increase in non-performing loans in our consumer loans and credit card receivables portfolio. The primary reasons for this increase are the seasoning of the portfolio and  higher level of defaults in unsecured personal loans and credit card receivables due to challenges in collections and adverse macro-economic environment in fiscal 2009. Provision for loan losses for commercial, financial, agricultural and others loans increased from Rs. 4.4 billion at year-end fiscal 2009 to Rs. 5.5 billion at year-end fiscal 2010, primarily due to provision requirements for restructured loans.

Subsidiaries, Associates and Joint Ventures

The following table sets forth, certain information relating to our subsidiaries, associates and joint ventures at March 31, 2010.
Name	Year of formation	Activity	Ownership interest	Total income(1)		Net worth(2)		Total Assets(3)
			(in millions, except percentages)
ICICI Venture Funds Management Company Limited	January 1988	Private Equity/venture capital fund management	100.00%	Rs.	1,965	Rs.	958	Rs.	3,726
ICICI Securities Primary Dealership Limited	February 1993	Securities investment, trading and underwriting	100.00%		3,212		5,621		39,139
ICICI Prudential Asset Management Company Limited(4)	June 1993	Asset management company for ICICI Prudential Mutual Fund	51.00%		4,674		1,051		2,078
ICICI Prudential Trust Limited(4)	June 1993	Trustee company for ICICI Prudential Mutual Fund	50.80%		6		10		12
ICICI Securities Limited	March 1995	Securities broking & merchant banking	100.00%		7,560		2,802		8,682
TCW/ICICI Investment Partners LLC(5)	April 1995	Asset management	50.00%		—		22		22

Name	Year of formation	Activity	Ownership interest	Total income(1)	Net worth(2)	Total Assets(3)
			(in millions, except percentages)
ICICI International Limited	January 1996	Asset management	100.00%	48	68	76
ICICI Bank Eurasia LLC	May 1998	Banking	100.00%	1,673	3,100	18,460
ICICI Trusteeship Services Limited	April 1999	Trusteeship services	100.00%	1	3	3
ICICI Home Finance Company Limited	May 1999	Housing finance	100.00%	15,900	12,814	134,039
ICICI Investment Management Company Limited	March 2000	Asset management	100.00%	9	114	125.
ICICI Securities Holdings Inc .	June 2000	Holding company	100.00%	61	596	646
ICICI Securities Inc .	June 2000	Securities brokering	100.00%	66	13	119
ICICI Prudential Life Insurance Company Limited(4)	July 2000	Life insurance	73.89%	341,743	12,817	583,800
ICICI Lombard General Insurance Company Limited(4)	October 2000	General insurance	73.72%	43,432	17,924	66,863
ICICI Bank UK PLC	February 2003	Banking	100.00%	17,190	28,134	333,107
ICICI Bank Canada	September 2003	Banking	100.00%	11,729	42,450	251,397
ICICI Wealth Management Inc(6)	July 2006	Wealth management	Not applicable	—	Not applicable	Not applicable
ICICI Prudential Pension Funds Management Company Limited(7)	April 2009	Pension fund management	100.00%	5	110	113
_____________
(1)	Total income represents gross income from operations and other income.

(2)	Net worth represents share capital/unit capital, share application money and reserves and surplus.

(3)	Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances).

(4)
The financial statements of these jointly controlled entities have been consolidated as per AS 21 on “Consolidated Financial Statements” consequent to the limited revision to AS 27 on “Financial Reporting of Interests in Joint Ventures”.

(5)	The entity has been consolidated as per the proportionate consolidation method as prescribed by AS 27 on “Financial Reporting of Interests in Joint Ventures”.

(6)	ICICI Wealth Management Inc. has been dissolved with effect from December 31, 2009.

(7)	ICICI Prudential Pension Funds Management Company Limited, a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited, was incorporated on April 22, 2009.

The following table sets forth certain information on other significant entities whose results were included in the consolidated  financial statements under Indian GAAP at March 31, 2010.

Name	Year of formation	Activity	Ownership interest	Total income(1)		Net worth(2)		Total Assets(3)
			(in millions, except percentages)
ICICI West Bengal Infrastructure Development Corporation Limited	December 1995	Infrastructure development consultancy	75.99%	Rs.	32	Rs.	36	Rs.	56
ICICI Kinfra Limited	January 1996	Infrastructure development consultancy	76.00%		7		14		18
Prize Petroleum Company Limited(4)	October 1998	Oil exploration and production	35.00%		28		311		346
ICICI Equity Fund	March 2000	Unregistered venture capital fund	100.00%		225		2,246		2,358
ICICI Eco-net Internet & Technology Fund	October 2000	Venture capital fund	92.12%		5		160		162
ICICI Emerging Sectors Fund	March 2002	Venture capital fund	99.31%		37		1,780		1,784
ICICI Strategic Investments Fund	February 2003	Unregistered venture capital fund	100.00%		114		4,012		4,013
I-Ven Biotech Limited	December 2003	Investment in research and development of biotechnology	100.00%		0.2		349		349
I-Process Services (India) Private Limited(4)	April 2005	Services related to back end operations	19.00%		686		(35)		246
I-Solutions Providers (India) Private Limited(4)	April 2005	Services related to sales and promotion activities	19.00%		2		2		135
ICICI Venture Value Fund	June 2005	Unregistered venture capital fund	54.35%		82		0.04		0.30
Loyalty Solutions & Research Limited	February 2006	Customer relationship management, data mining and analytics and marketing services	82.74%		540		343		1,317
Financial Information Network and Operations Limited(4)	June 2006	Support services for financial inclusion	28.28%		1,075		914		1,810
NIIT Institute of Finance, Banking and Insurance Training Limited(4)	June 2006	Education and training in banking and finance	19.00%		128		(58)		89
Rainbow Fund(4)	March 2008	Unregistered venture capital fund	23.91%		4		24		24
ICICI Merchant Services Private Limited(4)	July 2009	Merchant servicing	19.00%		190		1,737		3,981
_____________
(1)	Total income represents gross income from operations and other income.

(2)	Net worth represents share capital/unit capital (in case of venture capital funds) and reserves and surplus.

(3)	Total assets represent fixed assets, advances, and investments and gross current assets (including cash and bank balances).

(4)	These entities have been accounted as per the equity method as prescribed by AS 23 on ‘accounting for investments in associates in consolidated financial statements’.

(5)
During fiscal 2010, Crossdomain Solutions Private Limited and Contests2win.com India Private Limited ceased to be associates and accordingly, these entities have not been accounted as per the equity method as prescribed by AS 23.

(6)	During fiscal 2010, Transafe Services Limited ceased to be a consolidating entity and accordingly, has not been consolidated.

At year-end fiscal 2010, all of our subsidiaries and joint ventures were incorporated in India, except the following seven companies:

•	ICICI Securities Holdings Inc., incorporated in the United States;

•	ICICI Securities Inc., incorporated in the United States;

•	ICICI Bank UK PLC (formerly ICICI Bank UK Limited), incorporated in the United Kingdom;

•	ICICI Bank Canada, incorporated in Canada;

•	ICICI Bank Eurasia Limited Liability Company, incorporated in Russia;

•	ICICI International Limited, incorporated in Mauritius; and

•	TCW/ICICI Investment Partners Limited Liability Company, incorporated in Mauritius.

ICICI Securities Holdings Inc. is a wholly owned subsidiary of ICICI Securities Limited and ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holdings Inc. ICICI Securities Holdings Inc. and ICICI Securities Inc. are consolidated in ICICI Securities’ Limited financial statements. ICICI International Limited holds a 50.0% stake in TCW/ICICI Investment Partners.

Technology

We continue to endeavor to be at the forefront of usage of technology in the financial services sector. We strive to use information technology as a strategic tool for our business operations, to gain a competitive advantage and to improve our overall productivity and efficiency. Our technology initiatives are aimed at enhancing value, offering customers enhanced convenience and improved service while optimizing costs. Our focus on technology emphasizes:

•	Electronic and online channels to:

•	offer easy access to our products and services;

•	reduce distribution and transaction costs;

•	reach new target customers;

•	enhance existing customer relationships; and

•	reduce time to market.

•	The application of information systems to:

•	manage our large scale of operations efficiently;

•	effectively market to our target customers;

•	monitor and control risks;

•	identify, assess and capitalize on market opportunities; and

•	assist in offering improved products to customers.

We also seek to leverage our domestic technology capabilities in our international operations.

Technology Organization

We have dedicated technology groups for our products and services for retail, corporate, international and rural customers. Our Technology Management Group determines the enterprise-wide technology initiatives. Our Technology Infrastructure Group provides the technology infrastructure platform across all business technology groups to gain synergies in operation. The business technology groups review the individual requirements of the various business groups and of the Information Security Group.

Banking Application Software

We use banking applications like a core banking system, loan management system, and credit card management system, all of which are flexible and scalable and allow us to serve our growing customer base. A central stand-in server ensures services all days of the week, throughout the year, to the various delivery channels. While we currently have a data center in Mumbai for centralized data base management, data storage and retrieval, a new data center is slated to become operational in the next quarter.

Electronic and Online Channels

We use a combination of physical and electronic delivery channels to maximize customer choice and convenience, which has helped to differentiate our products in the marketplace. Our branch banking software is flexible and scalable and integrates well with our electronic delivery channels. Our ATMs are sourced from some of the world’s leading vendors. At year-end fiscal 2010, we had 5,219 ATMs across India. We offer a number of online banking services to our customers for both corporate and retail products and services. Our call centers across locations at Thane and Hyderabad are operational around the clock and are well equipped with multiple systems such as an interactive voice response system, automatic call distribution, computer telephony integration and voice recorders. We seek to use the latest technology in these call centers to provide an integrated customer database that allows the call agents to get a complete overview of the customer’s relationship with us. The database enables customer segmentation and assists the call agent in identifying cross-selling opportunities.

We offer mobile banking services in India in line with our strategy to offer multi-channel access to our customers. This service has now been extended to all mobile telephone service providers across India and non-resident Indian customers in certain other countries where we have a presence.

High-Speed Electronic Communications Infrastructure

We have a nationwide data communications network linking all our channels and offices. The network is designed to provide for reach and redundancy, which are imperative in as vast a country as India. The communications network is monitored 24 hours a day using advanced network management software.

Operations Relating to Commercial Banking for Corporate Customers

Our corporate banking back office operations are centralized and we have a business process management solution to automate our activities in the areas of trade services and general banking operations. Through integration of the workflow system with the imaging and document management system, we have achieved substantial savings and practically eliminated the use of paper for these processes.

We have centralized the systems of the treasuries of all our international branches and subsidiaries. As a result, the processing of transactions as well as the applications used for deal entry are now centrally located and maintained out of India.

Customer Relationship Management

We have implemented a customer relationship management solution for the automation of customer handling in all key retail products. The solution helps in tracking and timely resolution of various customer queries and issues. The solution has been deployed at the telephone banking call centers as well as at a large number of branches.

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

Data Center and Disaster Recovery System

While our primary data center is located in Mumbai, a separate disaster recovery data center has been set up in another city and is connected to the main data center in Mumbai. The disaster recovery data center can host all critical banking applications in the event of a disaster at the primary site.

We have developed a business continuity plan, which would help facilitate continuity of critical businesses in the event of a disaster. These plans are tested periodically under live or simulated scenarios. These plans have been prepared in line with the guidelines issued by Reserve Bank of India and have been approved by our Board of Directors.

Competition

We face competition in all our principal areas of business from Indian and foreign commercial banks, housing finance companies, mutual funds and investment banks. We are the largest private sector bank in India and the second largest bank among all banks in the country, in terms of total assets. We seek to gain competitive advantage over our competitors by offering innovative products and services, using technology, building customer relationships and developing a team of highly motivated and skilled employees. We evaluate our competitive position separately in respect of our products and services for retail and corporate customers.

Commercial Banking Products and Services for Retail Customers

In the retail markets, competition is primarily from foreign and Indian commercial banks and housing finance companies. Foreign banks have product and delivery capabilities but are likely to focus on limited customer segments and geographical locations since they have a smaller branch network than Indian commercial banks. Foreign banks in aggregate had only 287 branches in India at December 31, 2009. Indian public sector banks have wide distribution networks but generally relatively less strong technology and marketing capabilities while private sector banks have a relatively smaller branch network but stronger technology capabilities. With the implementation of technology based core banking solutions, public sector banks have become more competitive in selling products and servicing to retail customers. In addition some specialized non-bank finance companies have increased market share in certain segments of retail banking products. We seek to compete in this market through a full product portfolio and effective distribution channels, which include branches, agents, robust credit processes and collection mechanisms, experienced professionals and superior technology.

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

Traditionally, foreign banks have been active in providing treasury-related products and services, trade finance, fee-based services and other short-term financing products to top tier Indian corporates. We compete with foreign banks in cross-border trade finance based on our wider geographical reach relative to foreign banks and our customized trade financing solutions. We have established strong fee-based cash management services and leverage our balance sheet size, wider branch network, technology and our international presence to compete in treasury-related products and services.

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

Commercial Banking Products and Services for International Customers

Our international strategy focused on India-linked opportunities in the initial stages. In our international operations, we face competition from Indian public sector banks with overseas operations, foreign banks with products and services targeted at non-resident Indians and Indian businesses and other service providers like remittance services. Foreign banks have became more competitive in providing financing to Indian businesses leveraging their strength of access to lower cost foreign currency funds. We are seeking to position ourselves as an Indian bank offering globally-benchmarked products and services with an extensive distribution network in India to gain competitive advantage. We seek to leverage our technology capabilities developed in our domestic businesses to offer convenience and efficient services to our international customers. We also seek to leverage our strong relationships with Indian corporates in our international business.

Commercial Banking Products and Services for Agricultural and Rural Customers

In our commercial banking operations for agricultural and rural customers, we face competition from public sector banks that have large branch networks in rural India. Other private sector banks and non-banking financial companies also provide products and services in rural India. We also face competition from specialized players such as rural finance institutions and gold loan companies. We seek to compete in this business based on our product strategy and multiple channels.

Insurance and Asset Management

Our insurance and asset management joint ventures face competition from existing dominant public sector players as well as new private sector players. We believe that the key competitive strength of our insurance joint ventures is the combination of our experience in the Indian financial services industry with the global experience and skills of our joint venture partners. We believe that ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Prudential Asset Management Company have built strong product, distribution and risk management capabilities, achieving market leadership positions in their respective businesses. According to data published by the Insurance Regulatory and Development Authority of India, ICICI Prudential Life Insurance Company had a retail market share of about 9.3% in new business written (on retail weighted received premium basis) during fiscal 2010. ICICI Lombard General Insurance Company had a market share of about 9.5% in gross written premiums during fiscal 2010. See also “Business — Insurance”. ICICI Prudential Asset Management Company manages the ICICI Prudential Mutual Fund, which was among the top three mutual funds in India in terms of average funds under management in March 2010 with a market share of about 10.8%.

Employees

At year-end fiscal 2010, we had 74,056 employees, including sales executives and employees on fixed term contracts and interns, compared to 91,777 employees at year-end fiscal 2009 and 108,393 employees at year-end fiscal 2008. Of these, 41,068 employees were employed by ICICI Bank in fiscal 2010, a decrease from 51,835 at year-end fiscal 2009. The reduction in the employee base is due to a decrease in the number of contractual employees, reduced staffing requirements in certain product lines and functions and our cost reduction and productivity improvement initiatives. Of our 74,056 employees at year-end fiscal 2010, approximately 29,091 were professionally qualified, holding degrees in management, accountancy, engineering, law, computer science, economics or banking. We expect an increase in the number of employees of ICICI Bank in view of the anticipated growth in our business.

We dedicate a significant amount of senior management time to ensuring that employees remain highly motivated and perceive the organization as a place where opportunities abound, innovation is fuelled, teamwork is valued and success is rewarded. Employee compensation is clearly tied to performance and we encourage the involvement of our employees in our overall performance and profitability of the Bank. A performance appraisal system has been implemented to assist management in career development and succession planning. Management believes that it has good relationships with its employees.

ICICI Bank has an employee stock option scheme to encourage and retain high-performing employees. Pursuant to the employee stock option scheme as amended by the Scheme of Amalgamation and further amended in September 2004, up to 5.0% of the aggregate of our issued equity shares at the time of grant of the stock options can be allocated under the employee stock option scheme. The stock options entitle eligible employees to apply for equity shares. The grant of stock options is approved by ICICI Bank’s Board of Directors on the recommendations of the Board Governance, Remuneration and Nomination Committee. The eligibility of each employee is determined based on an evaluation including the employee’s work performance, technical knowledge and leadership qualities. See also “Management — Compensation and Benefits to Directors and Officers — Employee Stock Option Scheme.”

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

In addition to basic compensation, employees of ICICI Bank are eligible to receive loans from ICICI Bank at subsidized rates and to participate in its provident fund and other employee benefit plans. The provident fund, to which both ICICI Bank and its employees contribute a defined amount, is a savings scheme, required by government regulation, under which ICICI Bank at present is required to pay to employees a minimum annual return as specified from time to time which has been specified at 9.5% for fiscal 2010. If such return is not generated internally by the fund, ICICI Bank is liable for the difference. ICICI Bank’s provident fund has generated sufficient funds internally to meet the minimum annual return requirement since inception of the funds. ICICI Bank has also set up a superannuation fund to which it contributes defined amounts. The employees have been given an option to opt out of the superannuation fund and in such cases the defined amounts are paid as part of monthly salary. In addition, ICICI Bank contributes specified amounts to a gratuity fund set up pursuant to Indian statutory requirements.

The following table sets forth, at the dates indicated, the number of employees in ICICI Bank and its consolidated subsidiaries and other consolidated entities.

	At March 31,
	2008		2009		2010
	Number	% to total	Number	% to total	Number	% to total
ICICI Bank Limited	63,098	58.2%	51,835	56.5%	41,068	55.9%
ICICI Prudential Life Insurance Company Limited	29,007	26.8%	24,518	26.7%	20,295	27.8
ICICI Lombard General Insurance Company Limited	5,570	5.1%	5,697	6.2%	4,650	6.3

	At March 31,
	2008		2009			2010
	Number	% to total	Number		% to total	Number		% to total
ICICI Home Finance Company Limited	4,818	4.4%	4,221	(2)	4.6%	3,077	(3)	4.1
ICICI Prudential Asset Management Company Limited	1,142	1.1%	935		1.0%	774		1.0
ICICI Securities Limited	3,869	3.6%	3,692		4.0%	3,480		4.0
ICICI Securities Primary Dealership Limited	70	0.1%	75		0.1%	75		0.1
Others	819	0.8%	804		0.9%	637		0.8
Total number of employees (1)	108,393	100.0%	91,777		100.0%	74,056		100.0%
_____________
(1)	Includes interns, sales executives and employees on fixed-term contracts totaling 6,456 at year-end fiscal 2010, 18,415 at year-end fiscal 2009 and 24,079 at year-end fiscal 2008.

(2)	Including 886 employees deputed from ICICI Bank.

(3)	Including 715 employees deputed from ICICI Bank.

Properties

Our registered office is located at Landmark, Race Course Circle, Vadodara 390 007, Gujarat, India. Our corporate headquarters is located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, India.

ICICI Bank had a principal network consisting of 1,707 branches and 5,219 ATMs at year-end fiscal 2010. As of August 31, 2010 we had a network of 2,502 branches including the branches of the Bank of Rajasthan, which merged with us effective from the close of business at August 12, 2010. These facilities are located throughout India. In addition to the branches, extension counters and ATMs, ICICI Bank has 32 controlling/administrative offices including the registered office at Vadodara and the corporate headquarters at Mumbai, 53 regional processing centers in various cities and one central processing center at Mumbai. We have a branch each in Bahrain, Dubai, Hong Kong, Qatar, Singapore, Sri Lanka and the United States and one representative office each in Abu Dhabi, Bangladesh, China, Dubai, Indonesia, Malaysia, South Africa and Thailand. ICICI Bank also provides residential and holiday home facilities to employees at subsidized rates. At March 31, 2010, ICICI Bank had 565 apartments for its employees.

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

The following penalties were imposed and paid by us in the past:

•	In fiscal 2006, the Reserve Bank of India imposed a penalty of Rs. 0.5 million on us in connection with our role as collecting bankers in certain public equity offerings by companies in India.

•	The Reserve Bank of India imposed a penalty of Rs. 0.5 million on us in connection with Know Your Customer guidelines.

•
The Securities and Futures Commission, Hong Kong charged us with carrying on the business of dealing in securities in Hong Kong between June 15, 2004 and March 8, 2006, without having the requisite license.

The Eastern Magistrate’s Court, Hong Kong, on April 10, 2007 fined us a sum of HK$ 40,000 and ordered us to reimburse prosecution costs of HK$ 54,860.

See also “Risk Factors — Risks Relating to Our Business — We have experienced rapid international growth in earlier years which has increased the complexity of the risks that we face,” “— There is operational risk associated with the financial industry which, when realized, may have an adverse impact on our business,” “— We are involved in various litigations. Any final judgment awarding material damages against us could have a material adverse impact on our future financial performance, our stockholders’ equity and the price of the ADSs” and “—  The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment.”

At year-end fiscal 2010, we had been assessed an aggregate of Rs. 35.1 billion in excess of the provision made in our accounts mainly pertaining to income tax and sales tax/value added tax by the government of India’s tax authorities for past years. We have appealed each of these tax demands. Based on consultation with counsel and favorable decisions in our own and other cases as set out below, management believes that the tax authorities are not likely to be able to substantiate their tax assessments and accordingly we have not provided for these tax demands at year-end fiscal 2010.

•	Rs. 5.6 billion relates to appeals filed by the tax authorities against decisions in our favor. The matters are currently pending adjudication.

•	Rs. 951 million relates to sales tax/value added tax assessment, where we are relying on a favorable decision in our own/other precedent cases and opinions from counsel.

•
Rs. 28.6 billion relates to an appeal filed by us in respect of assessments mainly pertaining to income tax, where we are relying on favorable precedent decisions of the appellate court and expert opinions.

•
Rs. 13.4 billion relates to bad debts written off. Bad debts written off as irrecoverable by the Bank have been disallowed by the tax authorities on the ground that we have not established that the debts written off during the year are irrecoverable. In recent judgments in the Bank’s own case for some years, the appellate authorities have allowed the claim of bad debts on the ground that after an amendment  to the Income tax Act, 1961 with effect from April 1, 1989, it is not obligatory for the assessee to prove that the debts written-off are bad and it shall suffice if the assessee writes off its bad debts as irrecoverable in the accounts during the said year. In a recent Supreme Court ruling in another matter, it was held that after the amendment of the Income tax Act, it is not necessary for the taxpayer to establish that the debt has actually become irrecoverable to claim a deduction of bad debts.

•
Rs. 4.1 billion relates to the disallowance of depreciation claims on leased assets, which is an industry-wide issue involving multiple litigations across the country. In respect of depreciation claimed by us for fiscal 1993 and fiscal 1994 on two sale and leaseback transactions, the Income Tax Appellate Tribunal, Mumbai held that these transactions were tax planning tools and no depreciation was allowable. Because the Income Tax Appellate Tribunal’s decision is based on the facts of two specific transactions, we believe that the Income Tax Appellate Tribunal’s decision will not have an adverse tax impact on other sale and leaseback transactions entered into by us. In subsequent judgments in our own case, the appellate authorities have held that the lease transactions are genuine and have allowed depreciation on finance leases including sale and leaseback transactions.

•
A penalty amounting to Rs. 3.9 billion has been levied on us by the tax authorities on contentious issues involving judicial interpretation. In recent judgments in our own and other cases, the appellate authorities have ruled that penalties are not leviable on debatable issues which cannot be said to be in the nature of concealment of income.

•
Rs. 2.4 billion relates to whether interest expenses can be attributed to tax-exempt dividend income. We believe no interest can be allocated thereto as there are no borrowings earmarked for investment in shares and our interest free funds are sufficient to cover investments in the underlying shares. In a recent judgment in another matter, the Bombay High Court has laid down the principle that if there are sufficient interest free funds available to an assessee to fund its investments, it can be presumed that the investments were made from the interest free funds available.

•
Rs. 2.0 billions relates to taxability of amounts withdrawn from the Special Reserve. ICICI had maintained two special reserve accounts, “Special Reserve created up to Assessment Year 1997-98” and “Special Reserve created and maintained from Assessment Year 1998-99”. Withdrawal made from the “Special Reserve created up to Assessment Year 1997-98” was assessed as taxable by the tax authorities. The Bank has disputed the levy of tax as the special reserve created through this account was not required to be maintained without withdrawal. In a recent judgment in our own case, the appellate authority has granted relief in respect of withdrawal from this special reserve.

Accordingly, we have not provided for these tax demands but have disclosed them as a contingent liability in the financial statements.

A number of litigation and claims against ICICI Bank and its directors are pending in various forums. The claims on ICICI Bank mainly arise in connection with civil cases involving allegations of service deficiencies, property or labor disputes, fraudulent transactions, economic offences and other cases filed in the normal course of business. The Bank is also subject to counterclaims arising in connection with its enforcement of contracts and loans. In accordance with FASB ASC 450 – “Contingencies”, a provision is created where an unfavorable outcome is deemed probable and in respect of which a reliable estimate can be made. In view of inherent unpredictability of litigation and cases where claims sought are substantially high, actual cost of resolving litigations may be substantially different than the provision held.

We held a total provision of Rs. 108 million at year-end fiscal 2010 for 430 cases with claims totaling approximately Rs. 221 million, where an unfavorable outcome was deemed probable and in respect of which a reliable estimate could be made. Of the total provision made, Rs. 85 million is provided for 426 cases with claims of Rs. 140 million and Rs. 23 million is provided for four cases with amount of Rs. 81 million which is the claims of sale proceeds received from the court against an undertaking.

For cases where an unfavorable outcome is deemed to be reasonably possible but not probable, we have included the amount of claims against us in our contingent liabilities. At year-end fiscal 2010, such claims amounted to a total of Rs. 104 million in connection with 48 cases. It is not possible to estimate the possible loss or range of possible losses for these cases due to the nature of the cases.

For cases where the possibility of an unfavorable outcome is deemed remote, we have not made a provision, nor have we included the amount of the claims in these cases in our contingent liabilities.

In some instances, civil litigants name our directors as co-defendants in lawsuits against ICICI Bank. There were 402 such cases at year-end fiscal 2010.

Management believes, based on consultation with counsel, that the claims and counterclaims filed against us in the above legal proceedings are frivolous and untenable and their ultimate resolution will not have a material adverse effect on our results of operations, financial condition or our liquidity. Based on a review of other litigations with legal counsel, management also believes that the outcome of such other matters will also not have a material adverse effect on our financial position, results of operations or cash flows.

At year-end fiscal 2010, there were 42 litigations each involving a claim of Rs. 10 million and more against us, in the aggregate amount of approximately Rs. 90.5 billion (to the extent quantifiable and including amounts claimed jointly and severally from us and other parties). The following are the litigations where amounts claimed from us are Rs. 1.0 billion or higher:

•
We filed a recovery application against Mardia Chemicals Limited and its guarantors before the Debt Recovery Tribunal, Mumbai for the recovery of Rs. 1.4 billion. In response, Mardia Chemicals Limited filed a counterclaim of Rs. 56.3 billion against us. We had instituted proceedings for rejection of the counterclaim. The Debt Recovery Tribunal, by its order dated May 10, 2010, rejected the counterclaim since there was no oral or documentary evidence submitted by the borrower to prove their claim and accordingly from that date, the case is closed.

•
The promoters of Mardia Chemicals Limited, in their capacity as guarantors, filed a suit against us, for damages amounting to Rs. 20.8 billion before the Debt Recovery Tribunal Mumbai as a counterclaim to the original application filed by us against the guarantors. The Debt Recovery Tribunal, by its order dated May 10, 2010, rejected the counterclaim filed against us by the Promoters/Guarantors of the Borrower, and consequently, from that date, the case stands closed.

•
In 2002, we filed a suit before the Debt Recovery Tribunal, Ahmedabad against Gujarat Telephone Cables Limited for the recovery of term loans, debentures and working capital finance provided by us. We sold our exposure to the Asset Reconstruction Company (India) Limited in 2004. The borrower has filed a suit claiming damages of Rs. 10.0 billion jointly and severally from the State Bank of India, Bank of Baroda, United Western Bank, UTI Bank, Bank of India, Asset Reconstruction Company (India) Limited and us. We have filed an application for rejection of the suit to which Gujarat Telephone Cables Limited has filed its reply. We have filed our rejoinder. The company in the meanwhile has gone into liquidation and the notice has been served to the official liquidator. The matter is adjourned to September 29, 2010.

•
In 1999, we filed a suit in the Debt Recovery Tribunal, Delhi against Esslon Synthetics Limited and its Managing Director (in his capacity as guarantor) for recovery of amounts totaling Rs. 169 million due from Esslon Synthetics Ltd. In May 2001, the guarantor filed a counterclaim for an amount of Rs. 1.0 billion against us and other lenders who had extended financial assistance to Esslon Synthetics on the grounds that he had been coerced by officers of the lenders into signing an agreement between LML Limited, Esslon Synthetics and the lenders on account of which he suffered, among other things, loss of business. Esslon Synthetics Limited filed an application to amend the counterclaim in January 2004. We have filed our reply to the application for amendment. The guarantor has also filed an interim application on the ground that certain documents have not been exhibited to which we have filed our reply stating that the required documents are neither relevant nor necessary for adjudicating the dispute between the parties. In the meantime, Industrial Development Bank of India has challenged the order of the Debt Recovery Tribunal, Delhi, whereby the Debt Recovery Tribunal allowed LML Limited to be included in the list of parties. The Debt Recovery Appellate Tribunal, Delhi has passed an interim stay order against the Debt Recovery Tribunal proceedings. The Debt Recovery Tribunal will next hear the matter on October 7, 2010. In the liquidation proceeding before the High Court at Allahabad, the official liquidator attached to the Allahabad High Court has sold the assets of Esslon Synthetics for Rs. 61 million in November 2002. We have filed the claim with the official liquidator attached to the Allahabad High Court for our dues. The official liquidator has informed us that the claim of the Bank has been allowed and the amount payable to the Bank is Rs. 12 million. We will be filing an affidavit before the official liquidator for disbursement of the amount

In addition, we have experienced rapid international expansion into banking in multiple jurisdictions which exposes us to a new variety of regulatory and business challenges and risks, including cross-cultural risk, and which increased the complexity of our risks in a number of areas including currency risks, interest rate risks, compliance risk, regulatory risk, reputational risk and operational risk. As a result of this rapid growth and increased complexity, we or our employees may be subject to regulatory investigations or enforcement proceedings in multiple jurisdictions in a variety of contexts. Despite our best efforts at regulatory compliance and internal controls, we, or our employees, may from time to time, and as is common in the financial services industry, be the subject of confidential examinations or investigations that might, or might not, lead to proceedings against us or our employees. In any such situation it would be our policy to conduct an internal investigation, co-operate with the regulatory authorities and, where appropriate, suspend or discipline employees, including terminating their services.

In fiscal 2010, two individuals filed a whistleblower retaliation complaint against us with the Occupational Safety and Health Administration, US Department of Labor (“OSHA”) pursuant to procedures set forth under 29 CFR 1980 covered by Section 806 of the Sarbanes Oxley Act, 2002. The complaint alleges that in our annual report on Form 20-F for fiscal 2008, as filed with the Securities and Exchange Commission, we misrepresented that we have anti-money laundering processes in place, and/or failed to follow such processes. The individuals demanded (i) immediate reinstatement at ICICI Bank, payment of back pay, payment of special damages and payment of attorney’s fees; and (ii) that their visa status be protected so that they may remain within the United States. Upon receipt of the complaint, we commenced an internal investigation of our operations at the New York branch, including an investigation of our compliance with the US Patriot Act. It was determined that the New York branch complied with all applicable banking regulations and has appropriate internal controls in place. The New York branch and its processes are also subject to ongoing supervision and examination by the Office of the Comptroller of the Currency (the “OCC”), and the branch has informed the OCC of this matter. We filed our response to the complaint with OSHA. OSHA has completed the initial phase of its investigation and had issued an initial response letter dated January 4, 2010 finding, based on information gathered thus far, reasonable cause to believe that a violation under Section 806 has occurred. We submitted a rebuttal, along with supporting documents, to OSHA on February 8, 2010. Pending receipt of the final determination of the investigation by OSHA and on its suggestion, the parties have pursued informal resolution of the complaint to reach a mutually acceptable resolution. OSHA has reserved its decision on the matter pending the outcome of the informal resolution process.

We cannot predict the timing or form of any future regulatory or law enforcement initiatives, which we note are increasingly common for international banks, but we would expect to co-operate with any such regulatory investigation or proceeding.

American Depository Receipt Fees and Payments

Fees and Charges Payable by Holders of our ADSs

The fees and charges payable by holders of our ADSs include the following:

(i)
a fee not in excess of US $0.05 per ADS is charged for each issuance of ADSs including issuances resulting from distributions of shares, share dividends, share splits, bonuses and rights distributions;

(ii)	a fee not in excess of US $0.05 per ADS is charged for each surrender of ADSs in exchange for the underlying deposited securities; and

(iii)
a fee for the distribution of the deposited securities pursuant to the deposit agreement, such fee being an amount equal to the fee for the execution and delivery of ADSs referred to in item (i) above which would have been charged as a result of the deposit of such securities, but which securities were instead distributed by the depositary to ADR holders.

Additionally, under the terms of our deposit agreement, the depositary is entitled to charge each registered holder the following:

(i)	taxes and other governmental charges incurred by the depositary or the custodian on any ADS or an equity share underlying an ADS including any applicable penalties thereon;

(ii)
transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities, including those of a central depository for securities (where applicable);

(iii)	any cable, telex, facsimile transmission and delivery expenses incurred by the depositary; and

(iv)
customary expenses incurred by the depositary in the conversion of foreign currency, including, without limitation, expenses incurred on behalf of registered holders in connection with compliance with foreign exchange control restrictions and other applicable regulatory requirements, together with all expenses, transfer and registration fees, taxes, duties, governmental or other charges payable by the Depositary.

In the case of cash distributions, fees, if applicable, are generally deducted from the cash being distributed. Other fees may be collected from holders of ADSs in a manner determined by the depositary with respect to ADSs registered in the name of investors (whether certificated or in book-entry form) and ADSs held in brokerage and custodian accounts (via DTC). In the case of distributions other than cash (i.e., stock dividends, etc.), the depositary charges the applicable ADS record date holder concurrently with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or in book-entry form), the depositary sends invoices to the applicable record date ADS holders.

If any tax or other governmental charge is payable by the holders and/or beneficial owners of ADSs to the depositary, the depositary, the custodian or the Bank may withhold or deduct from any distributions made in respect of deposited securities and may sell for the account of the holder and/or beneficial owner any or all of the deposited securities and apply such distributions and sale proceeds in payment of such taxes (including applicable interest and penalties) or charges, with the holder and the beneficial owner thereof remaining fully liable for any deficiency.

Fees and Other Payments Made by the Depositary

Since the commencement of the Bank’s most recent fiscal year, the Bank has not received any direct payments or reimbursements from the depositary relating to the Bank’s ADR program. The Bank has not received any other reimbursements or payments from the depositary, either directly or indirectly, during fiscal 2010.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following discussion and table are based on our audited consolidated financial statements and accompanying notes prepared in accordance with Indian GAAP. For a reconciliation of net income and stockholders’ equity to US GAAP, a description of significant differences between Indian GAAP and US GAAP and certain additional information required under US GAAP, see notes 22 and 23 to our consolidated financial statements included in this annual report. For selected financial data in accordance with US GAAP see “Selected US GAAP Financial Data.”

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

The consolidated financial statements for fiscal 2006 were audited by S.R. Batliboi & Co., Chartered Accountants, and for fiscal 2007, 2008, 2009 and 2010 by BSR & Co. Chartered Accountants, under auditing standards issued by the Institute of Chartered Accountants of India. The consolidated financial statements for fiscal 2007, 2008, 2009 and 2010 have also been audited by KPMG, an independent registered public accounting firm in India, in accordance with the auditing standards of the United States Public Company Accounting Oversight Board. Our Indian GAAP financial statements, along with the reconciliation of net profit and stockholders’ equity to US GAAP, including the notes to these financial statements, audited by KPMG are set forth at the end of this annual report.

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

Operating Results Data

The following table sets forth, for the periods indicated, our operating results data.

	Year ended March 31,
	2006		2007		2008		2009		2010		2010(1)
	(in millions, except per common share data)
Selected income statement data:
Interest income(2) (3) (4)	Rs.	143,336	Rs.	240,026	Rs.	340,950	Rs.	362,507	Rs.	301,537	US$	6,708
Interest expense		(101,015)		(176,757)		(257,670)		(264,873)		(207,292)		(4,611)
Net interest income		42,321		63,268		83,280		97,634		94,245		2,097
Non-interest income(4)		102,819		173,612		259,581		279,024		294,461		6,551
Total income		145,140		236,881		342,861		376,658		388,706		8,648
Non-interest expenses:
Operating expenses (5)		(47,626)		(79,289)		(110,070)		(108,136)		(94,343)		(2,098)
Direct marketing agency expenses(6)		(11,912)		(15,602)		(15,750)		(6,122)		(2,413)		(54)
Depreciation on leased assets		(2,771)		(1,883)		(1,821)		(2,101)		(1,417)		(32)
Expenses pertaining to insurance business(7)		(43,389)		(83,358)		(142,793)		(165,499)		(179,160)		(3,986)
Total non-interest expenses		(105,698)		(180,132)		(270,434)		(281,858)		(277,333)		(6,170)
Operating profit before provisions		39,443		56,749		72,427		94,800		111,373		2,478
Provisions and contingencies		(8,455)		(22,774)		(30,178)		(45,117)		(45,587)		(1,014)
Profit before tax		30,988		33,975		42,249		49,684		65,786		1,464
Provision for tax(8)		(6,998)		(7,641)		(11,097)		(15,889)		(17,352)		(386)
Profit after tax		23,990		26,334		31,152		33,794		48,434		1,078
Minority interest		211		1,272		2,830		1,975		(1,731)		(39)
Net profit	Rs.	24,201	Rs.	27,606	Rs.	33,982	Rs.	35,769	Rs.	46,703	US$	1,039
Per common share:
Earnings per share-basic(9)	Rs.	30.96	Rs.	30.92	Rs.	32.19	Rs.	32.13	Rs.	41.93	US$	0.93
Earnings per share-diluted(10)		30.64		30.75		32.00		32.07		41.72		0.93
Dividend per share(11)		8.50		10.00		11.00		11.00		12.00		0.27
Book value(12)		242.75		256.72		385.73		396.15		436.48		9.71
Equity shares outstanding at the end of the period (in millions of equity shares)		890		899		1,113		1,113		1,115		1,115
Weighted average equity shares outstanding - basic (in millions of equity shares)		782		893		1,056		1,113		1,114		1,114
Weighted average equity shares outstanding – diluted (in millions of equity shares)		790		898		1,062		1,115		1,118		1,118
_____________
(1)
Rupee amounts for fiscal 2010 have been translated into US dollars using the exchange rate of Rs. 44.95 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board at March 31, 2010.

(2)
Interest income includes interest on rupee and foreign currency loans and advances (including bills) and hire purchase receivables and gains/(losses) on sell-down of loans. Interest income also includes interest on income tax refund of Rs. 416 million, Rs. 1.0 billion, Rs. 880 million, Rs. 3.4 billion Rs. 1.3 billion for fiscal 2006, 2007, 2008, 2009 and 2010 respectively. Commission paid to direct marketing agents/dealers for origination of retail automobile loans which was being reduced from “Interest Income” up to fiscal 2006 has been reclassified to “Direct marketing agency expenses”. This reclassification also impacts the reported net interest income, net interest margin and spread. Prior period figures have been reclassified to conform to the current classification.

(3)
Interest income includes gains/(losses) on the sell-down of loans. In February 2006, the Reserve Bank of India issued guidelines on accounting for securitization of standard assets. In accordance with these guidelines, with effect from February 1, 2006, we account for any loss arising on securitization immediately at the time of sale and the profit/premium arising on account of securitization is amortized over the life of the asset. Prior to February 1, 2006, profit arising on account of securitization was recorded at the time of sale.

(4)
As per general clarification from the Reserve Bank of India dated July 11, 2007 on circular DBOD.BP.BC.87/21.04.141/2006-07 dated April 20, 2007, we have deducted the amortization of premium on government securities from income on investments included in “Interest income”, which was up to fiscal 2007 deducted from “Profit/(Loss) on revaluation of investments (net)” included in “Non-interest income”. This reclassification also impacts the reported net interest income, net interest margin and spread. Prior period figures have been reclassified to conform to the current classification.

(5)
Operating expenses primarily includes employee expenses, establishment expenses, depreciation on fixed assets, amortization of expenses related to early retirement option scheme and other general office expenses. Operating expenses for fiscal years 2006 to 2008 include Rs. 384.0 million in each year, Rs. 117.9 million for fiscal 2009 and Nil for fiscal 2010 on account of amortization of expenses related to our early retirement option scheme over a period of five years as approved by the Reserve Bank of India.

(6)	Includes commissions paid to direct marketing agents or associates in connection with sourcing our retail assets. These commissions are expensed upfront and not amortized over the life of the loan.

(7)	The amount of premium ceded on re-insurance has been reclassified from expenses pertaining to insurance business and netted off from non-interest income from fiscal 2007.

(8)
Includes income tax (net of deferred tax), wealth tax and fringe benefit tax (up to fiscal 2009). The levy of fringe benefit tax is not applicable as Finance (No. 2) Act, 2009 has abolished fringe benefit tax with effect from fiscal 2010.

(9)	Earning per share is computed based on weighted average number of shares and represents net profit/(loss) per share before dilutive impact.

(10)
Earning per share is computed based on weighted average number of shares and represents net profit/(loss) per share adjusted for full dilution. Options to purchase 5,000; 123,500; 40,000; 5,098,000 and 2,500 equity shares granted to employees at a weighted average exercise price of Rs. 569.6, Rs. 849.2, Rs. 1,135.3, Rs. 914.4 and Rs. 901.8 were outstanding in fiscal 2006, 2007, 2008, 2009 and 2010 respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares during the period.

(11)
In India, dividends for a fiscal year are normally declared and paid in the following year. For fiscal 2006, we declared dividend of Rs. 8.50 per equity share which was paid out in fiscal 2007. For fiscal 2007, we declared dividend of Rs. 10.00 per equity share which was paid out in fiscal 2008. We declared a dividend of Rs. 11.00 per equity share for each of fiscal years 2008 and 2009, which were paid out in fiscal 2009 and fiscal 2010 respectively. We declared a dividend of Rs. 12.00 per equity share for fiscal 2010 which was paid out in fiscal 2011. The dividend per equity share shown above is based on the total amount of dividends declared for the year, exclusive of dividend tax.

(12)	Represents equity share capital and reserves and surplus reduced by deferred tax asset, goodwill, debit balance in the profit and loss account and early retirement option expenses, not written off.

The following table sets forth, for the periods indicated, selected income statement data expressed as a percentage of average total assets for the respective period. For fiscal years 2006 through 2008, the average balances for a fiscal year are the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that year. For fiscal 2009 and 2010, the average balances are the sum of the daily average balances outstanding of ICICI Bank and the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that year for subsidiaries.

	Year ended March 31,
	2006	2007	2008	2009	2010
Selected income statement data:
Interest income	6.61%	7.38%	7.82%	7.40%	6.12%
Interest expense	(4.66)	(5.44)	(5.91)	(5.41)	(4.21)
Net interest income	1.95	1.94	1.91	1.99	1.91
Non-interest income	4.75	5.34	5.95	5.70	5.98
Total income	6.70	7.28	7.86	7.69	7.89
Operating expenses	(2.20)	(2.44)	(2.53)	(2.21)	(1.91)
Direct marketing agency expenses	(0.56)	(0.48)	(0.36)	(0.12)	(0.05)
Depreciation on leased assets	(0.13)	(0.06)	(0.04)	(0.04)	(0.03)
Expenses pertaining to insurance business	(2.00)	(2.56)	(3.27)	(3.38)	(3.64)
Non-interest expenses	(4.89)	(5.54)	(6.20)	(5.75)	(5.63)
Operating profit before provisions	1.81	1.74	1.66	1.94	2.26
Provisions and contingencies	(0.39)	(0.70)	(0.69)	(0.92)	(0.93)
Profit before tax	1.42	1.04	0.97	1.01	1.34
Provision for tax	(0.32)	(0.24)	(0.25)	(0.32)	(0.35)
Profit after tax	1.10	0.80	0.72	0.69	0.98
Minority interest	0.01	0.04	0.06	0.04	(0.04)
Net profit	1.11%	0.84%	0.78%	0.73%	0.95%

The following table sets forth, for the periods indicated, our selected financial data.

	At or for the year ended March 31,
	2006		2007		2008		2009		2010		2010(1)
	(in millions, except percentages)
Selected balance sheet data:
Total assets	Rs.	2,772,296	Rs.	3,943,347	Rs.	4,856,166	Rs.	4,826,910	Rs.	4,893,473	US$	108,865
Investments		840,139		1,206,167		1,600,468		1,481,070		1,863,198		41,450
Advances, net		1,562,603		2,113,994		2,514,016.7		2,661,305		2,257,781		50,229

Non-performing customer assets (gross)(2)		23,086		42,557		77,963		99,921		105,821		2,354
Total liabilities		2,549,878		3,703,697		4,408,944		4,359,134		4,380,508		97,453
Deposits		1,724,510		2,486,136		2,769,832		2,618,558		2,415,723		53,742
Borrowings (includes subordinated debt and redeemable non-cumulative preference shares)		560,858		832,307		1,073,238		1,160,663		1,156,983		25,739
Equity share capital		8,898		8,993		11,127		11,133		11,149		254
Reserves and surplus		213,520		230,657		436,095		456,642		501,816		11,164
Period average(3):
Total assets		2,166,897		3,250,679		4,361,169		4,898,664		4,930,720		109,693
Interest-earning assets		1,806,601		2,728,532		3,627,576		4,182,862		4,060,883		90,342
Advances, net		1,200,315		1,763,886		2,284,649		2,578,553		2,395,300		53,288
Total liabilities(4)		2,004,677		3,018,689		3,994,367		4,415,984		4,418,129		98,290
Interest-bearing liabilities		1,795,244		2,707,456		3,503,058		3,878,871		3,713,343		82,611
Borrowings		540,464		692,462		964,858		1,301,193		1,308,823		29,117
Stockholders’ equity		162,220		231,990		366,802		482,680		512,591		11,404
Profitability:
Net profit as a percentage of:
Average total assets		1.11%		0.84%		0.78%		0.73%		0.95%
Average stockholders’ equity		14.92		11.90		9.26		7.41		9.05
Dividend payout ratio(5)		31.33		32.91		36.13		34.24		28.65
Spread(6)		2.31		2.27		2.04		1.93		1.93
Net interest margin(7)		2.34		2.32		2.30		2.43		2.40
Cost-to-income ratio(8)		41.82		40.38		36.89		30.50		24.98
Cost-to-average assets ratio(9)		2.75		2.92		2.89		2.33		1.96
Capital(10):
Average stockholders’ equity as a percentage of average total assets		7.49%		7.14%		8.41%		9.85%		10.40%
Average stockholders’ equity (including preference share capital) as a percentage of average total assets		7.65%		7.24%		8.49%		9.92%		10.47%
Asset quality:
Net restructured assets as a percentage of net customer assets		3.28%		2.21%		1.77%		2.10%		2.36%
Net non-performing assets as a percentage of net customer assets		0.67%		0.92%		1.36%		1.67%		1.84%
Provision on restructured assets as a percentage of gross restructured assets		4.16%		3.14%		3.25%		2.83%		4.40%
Provision on non-performing assets as a percentage of gross non-performing assets		53.19%		52.28%		53.91%		52.62%		55.83%
Provision as a percentage of gross customer assets(11)		1.31%		1.71%		2.20%		2.45%		3.02%
_____________
(1)
Rupee amounts at March 31, 2010 have been translated into US dollars using the exchange rate of Rs. 44.95 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2010.

(2)	Includes suspended interest and claims received from Export Credit Guarantee Corporation of India/Deposit Insurance Credit Guarantee Corporation on working capital loans.

(3)
For fiscal years 2006 through 2008, the average balances for a fiscal year are the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that year. For fiscal 2009 and 2010, the average balances are the sum of daily average balances outstanding for ICICI Bank and the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that year for subsidiaries.

(4)	Includes preference share capital and minority interest, but does not include stockholders’ equity.

(5)	Represents the ratio of total dividends paid on equity share capital, exclusive of dividend tax, as a percentage of net profit.

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

(8)
Represents the ratio of non-interest expense (excluding lease depreciation and expenses pertaining to insurance business) to the sum of net interest income and non-interest income (net of lease depreciation).

(9)	Represents the ratio of non-interest expense (excluding lease depreciation and expenses pertaining to insurance business) to average total assets.

(10)
ICICI Bank’s capital adequacy is computed in accordance with the Basel II norms stipulated by the Reserve Bank of India and is based on unconsolidated financial statements prepared in accordance with Indian GAAP and based on consolidated financial statements as per the Reserve Bank of India guidelines on consolidated prudential report. At year-end fiscal 2010, ICICI Bank’s total capital adequacy ratio at the standalone level was 19.41% with a tier I capital adequacy ratio of 13.96% and a tier II capital adequacy ratio of 5.45%. At year-end fiscal 2010, the total capital adequacy ratio of the Bank at the consolidated level was 19.15% with a tier I capital adequacy ratio of 12.92% and a tier II capital adequacy ratio of 6.23%.

(11)	Includes general provision on standard assets.

Selected US GAAP Financial Data

The following table sets forth, certain selected financial data under generally accepted accounting principles adopted in the United States.

	At or for the year ended March 31,
	2006		2007		2008		2009		2010		2010(1)
	(in millions)
Net income/(loss)	Rs.	20,040	Rs.	31,271	Rs.	33,111	Rs.	34,449	Rs.	45,250	US$	1,007
Total assets		2,817,328		3,995,402		4,993,632		5,012,346		4,820,604		107,244
Stockholders’ equity		218,647		240,980		464,755		485,847		523,063		11,637
Other comprehensive income/(loss)		522		(3,241)		(4,611)		(5,741)		(246)		(5)
Per equity share
Net income/(loss) from continuing operation-basic(2)		25.64		35.02		31.37		30.95		40.63		0.90
Net income/(loss) from continuing operation-diluted(3)		25.34		34.79		30.87		30.78		40.35		0.90
Dividend(4)	Rs.	8.50	Rs.	8.50	Rs.	10.00	Rs.	11.00	Rs.	11.00	US$	0.24
_____________
(1)
Rupee amounts for fiscal 2010 have been translated into US dollars using the exchange rate of Rs. 44.95 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2010.

(2)	Represents net income/(loss) before dilutive impact.

(3)
Represents net profit/(loss) adjusted for full dilution. Options to purchase 5,000, 123,500, 40,000, 5,098,000 and 9,238,020 equity shares granted to employees at a weighted average exercise price of Rs. 569.6, Rs. 849.2, Rs. 1,135.3, Rs. 914.4 and Rs. 926.3 were outstanding in fiscal 2006, 2007, 2008, 2009 and 2010 respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares during the period.

(4)
In India, dividends for a fiscal year are normally declared and paid in the following year. We declared a dividend of Rs. 8.50 per equity share for each of fiscal years 2006 , which were paid out in fiscal 2007 . For fiscal 2007, we declared dividend of Rs. 10.00 per equity share which was paid out in fiscal 2008. For fiscal 2008, we declared dividend of Rs. 11.00 per equity share, which was paid out in fiscal 2009. For fiscal 2009, we declared dividend of Rs. 11.00 per equity share, which was paid out in fiscal 2010. For fiscal year 2010, we declared dividend of Rs. 11.00 per equity share which was paid out in fiscal 2011. The dividend per equity share shown above is based on the total amount of dividends paid for the year, exclusive of dividend tax. This was different from the dividend declared for the year. In US dollar terms, the dividend paid was US$ 0.24 per equity share for fiscal 2010

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements. The following discussion is based on our audited consolidated financial statements and accompanying notes prepared in accordance with Indian GAAP, which varies in certain significant respects from US GAAP. For a reconciliation of net income and stockholders’ equity to US GAAP, a description of significant differences between Indian GAAP and US GAAP and certain additional US GAAP information, see notes 22 and 23 to our consolidated financial statements included herein.

Executive Summary

Introduction

We are a diversified financial services group offering a wide range of banking and financial services to corporate and retail customers through a variety of delivery channels. ICICI Bank is the largest private sector bank in India and the second largest bank in India, in terms of total assets. Apart from banking products and services, we offer investment banking, life and general insurance, asset management, securities brokering and private equity products and services through specialized subsidiaries. Our total assets at year-end fiscal 2010 were Rs. 4,893.5 billion (US$ 108.9 billion). Our net worth at year-end fiscal 2010 was Rs. 501.6 billion (US$ 11.2 billion). During fiscal 2010, we earned a net profit of Rs. 46.7 billion (US$ 1.0 billion) compared to Rs. 35.8 billion (US$ 796 million) during fiscal 2009.

Our primary business consists of commercial banking operations for corporate and retail customers. We provide a range of commercial banking and project finance products and services, including loan products, fee and commission-based products and services, deposit products and foreign exchange and derivatives products to India’s leading corporations, middle market companies and small and medium enterprises. Our commercial banking operations for retail customers consist of retail lending and deposit taking and distribution of third party investment products. We deliver our products and services through a variety of channels, including bank branches, ATMs, call centers, the internet and mobile phones. We had a network of 2,501 branches and 5,665 ATMs in India at August 19, 2010. These figures include 463 branches and 127 ATMs of the Bank of Rajasthan, an old private sector bank that merged with us effective from the close of business at August 12, 2010. We also offer agricultural and rural banking products. We earn interest and fee income from our commercial banking operations.

In our international banking operations, our primary focus is on persons of Indian origin and Indian businesses. Our international branches and banking subsidiaries take deposits, raise borrowings and make loans primarily to Indian companies for their overseas operations as well as for their foreign currency requirements in India. They also engage in advisory and syndication activities for fund-raising by Indian companies and their overseas operations. We currently have subsidiaries in the United Kingdom, Canada and Russia, branches in Singapore, Dubai, Sri Lanka, Hong Kong, Qatar, the United States and Bahrain and representative offices in China, the United Arab Emirates, Bangladesh, South Africa, Malaysia, Thailand and Indonesia. Our subsidiary in the United Kingdom has established a branch in Antwerp, Belgium and a branch in Frankfurt, Germany.

Our treasury operations include maintenance and management of regulatory reserves, proprietary trading in equity and fixed income and a range of foreign exchange and derivatives products and services for corporate customers, such as forward contracts, swaps and options. We take advantage of movements in markets to earn treasury income. Our international branches and subsidiaries also have investments in credit derivatives, in bonds of non-India financial institutions and in asset backed securities.

We are also engaged in insurance, asset management, securities business and private equity fund management through specialized subsidiaries. Our subsidiaries ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Prudential Asset Management Company provide a wide range of life and general insurance and asset management products and services to retail and corporate customers. ICICI Prudential Life Insurance Company was the largest private sector life insurance company in India during fiscal 2010, with a market share of 9.3% of new business written (on a retail weighted received premium basis). ICICI Lombard General Insurance Company was the largest private sector general insurance company in India during fiscal 2010, with a market share of 9.5% of gross written premium. ICICI Prudential Asset Management Company manages the

ICICI Prudential Mutual Fund, which was among the top three mutual funds in India in terms of average funds under management in March 2010, with a market share of 10.8%. We cross-sell the products of our insurance and asset management subsidiaries and other asset management companies to our retail and corporate customers. Our subsidiaries ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting and brokerage and primary dealership in government securities respectively. ICICI Securities owns icicidirect.com, a leading online brokerage platform. ICICI Securities Limited has a subsidiary in the United States, ICICI Securities Holdings Inc., which in turn has an operating subsidiary in the United States, ICICI Securities Inc., engaged in brokerage services. Our private equity fund management subsidiary ICICI Venture Funds Management Company manages funds that make private equity investments.

Business environment

Our loan portfolio, financial condition and results of operations have been and, in the future, are expected to be influenced by economic conditions in India, global economic developments affecting the business activities of our corporate customers, such as changes in commodity prices, and conditions in global financial markets and economic conditions in the United States and in foreign countries where we have a significant presence. For ease of understanding the following discussion of our results of operations, you should consider these macroeconomic factors and other key factors.

During fiscal 2010, India witnessed a significant revival in economic activity following the moderation in fiscal 2009, with the momentum increasing in the second half of fiscal 2010. Industrial activity, as reflected by the Index of Industrial Production, increased by 10.5% during fiscal 2010 as against 2.8% in fiscal 2009. The growth in Index of Industrial Production was largely driven by the manufacturing sector which recorded a growth of 10.9% in fiscal 2010 compared to 2.7% in fiscal 2009.

India’s gross domestic product grew by 7.4% during fiscal 2010, compared to 6.7% in fiscal 2009, led by a 10.4% growth in industry and an 8.3% growth in the services sector. However, the agricultural sector recorded a growth of only 0.2%, primarily due to below normal monsoon rainfall. During the first quarter of fiscal 2011, India’s gross domestic product grew by 8.8% primarily due to an 11.4% growth in industry and a 9.4% growth in the services sector. The agricultural sector grew by 2.8% in this period.

Liquidity in the Indian financial system remained comfortable throughout fiscal 2010, with average liquidity adjustment facility balances (short-term lending by banks to the Reserve Bank of India) in excess of Rs. 1.00 trillion for most of the year. During the second half of fiscal 2010, inflationary pressures increased driven largely by food price inflation. Inflation as measured by the wholesale price index increased from a low of –1.0% in June 2009 to 11.0% in March 2010. In view of increasing inflationary pressures and initial signs of economic recovery, the Reserve Bank of India in its quarterly review of monetary policy in October 2009 increased the statutory liquidity ratio by 100 basis points to 25.0% and withdrew certain special liquidity facilities instituted in response to the global financial crisis. In the third quarter review of monetary policy in January 2010, the Reserve Bank of India increased the cash reserve ratio by 75 basis points from 5.0% to 5.75% in a phased manner starting in February 2010. On March 19, 2010, the Reserve Bank of India increased the benchmark repo and reverse repo rates by 25 basis points with immediate effect. The yield on the benchmark ten-year government of India securities increased from 7.01% at year-end fiscal 2009 to 7.82% at year-end fiscal 2010. The fiscal deficit has increased from 2.7% of GDP in fiscal 2008 to 6.0% in fiscal 2009 and to 6.7% in fiscal 2010 mainly due to fiscal stimulus measures undertaken during the financial crisis, expenditure on various government schemes and lower than targeted tax revenues.

In response to ample systemic liquidity and a low interest rate environment, scheduled commercial banks reduced their deposit rates for various maturities by 25-250 basis points during March-December 2009. The impact of the lower cost of funds for banks was also transmitted to interest rates on loans, with the benchmark prime lending rates of banks declining by 25-100 basis points during the same period. Deposit rates, however, increased by about 25 basis points in the fourth quarter of fiscal 2010 reflecting an increasing interest rate environment. Despite the decrease in interest rates, credit growth remained subdued during fiscal 2010. Non-food credit growth moderated to a low of 10.1% at October 30, 2009 on a year-on-year basis, compared to 28.3% at October 31, 2008. Lower loan growth and high liquidity led to increased price competition in the banking sector and introduction of products such as home loans with lower rates in the initial years. However, credit growth gained momentum from November 2009 onwards, with year-on-year growth of 16.9% at March 26, 2010 compared to year-on-year growth of 17.5% at

March 27, 2009. Banking system deposits increased by 17.2% on a year-on-year basis at March 26, 2010 compared to 19.9% at March 27, 2009. Demand deposits increased by 23.4% on a year-on-year basis at March 26, 2010 compared to a decline of 0.2% at March 27, 2009.

Equity markets appreciated significantly during fiscal 2010 with the benchmark equity index, the BSE SENSEX, increasing by 80.5% to 17,528 at year-end fiscal 2010 from 9,709 at year-end fiscal 2009. Foreign institutional investments revived with net inflows of US$ 32.4 billion during fiscal 2010 compared to net outflows of US$ 14.0 billion in fiscal 2009. Net foreign direct investments at US$ 19.7 billion during fiscal 2010 were also higher compared to US$ 17.5 billion during fiscal 2009. The revival in trade combined with strong capital inflows improved India’s balance of payments, which recorded a surplus of US$ 13.4 billion in fiscal 2010 compared to a deficit of US$ 20.1 billion in fiscal 2009. As a result, the rupee appreciated by 11.4% against the US dollar from Rs. 51.0 per US dollar at year-end fiscal 2009 to Rs. 44.9 per US dollar at year-end fiscal 2010 after a depreciation of 27.1% during fiscal 2009.

The recovery in economic activity and improvement in financial markets during fiscal 2010 led to a recovery in the demand for financial savings and investment products, resulting in a recovery in the life insurance and mutual fund sectors. First year retail underwritten premium in the life insurance sector increased by 16.7% (on a weighted received premium basis) to Rs. 550.2 billion in fiscal 2010 compared to a decrease of 10.4% in fiscal 2009. Total assets under management (on an average assets basis) of mutual funds increased by 51.5% from Rs. 4,932.9 billion in March 2009 to Rs. 7,475.3 billion in March 2010 compared to a decrease of 8.4% in March 2009 over March 2008. Until January 1, 2007, almost 70.0% of the general insurance market was subject to price controls under a tariff regime. The general insurance industry was de-tariffed with effect from January 1, 2007 resulting in reduction in premium rates and in the rate of growth of the industry. Gross premiums in the general insurance sector (excluding specialized insurance institutions) grew by 13.4% to Rs. 347.6 billion in fiscal 2010 compared to 9.2% growth in fiscal 2009 and 12.3% growth in fiscal 2008 with the private sector’s market share at 40.9% in fiscal 2010.

There were a number of key regulatory developments in the Indian financial sector during fiscal 2010:

•
Banks were allowed to open offsite ATMs without prior approval of the Reserve Bank of India. Banks were allowed to open branches in tier 3-6 cities (cities with a population of up to 49,999) as defined on the basis of population size in the 2001 census without the prior approval of the Reserve Bank of India.

•	The Reserve Bank of India issued guidelines relating to the issuance and operation of mobile phone based payment instruments.

•
The Reserve Bank of India issued a schedule for the introduction of advanced approaches for the measurement of risks (credit, market and operational) under the Basel II framework. Under this schedule, banks are permitted to apply to the Reserve Bank of India for migration to an internal models approach for market risk and the standardized approach for operational risk from April 1, 2010 and for advanced measurement approach for operational risk and internal ratings based approaches for credit risk from April 1, 2012. The Reserve Bank of India increased the capital requirements relating to securitization exposures and provided enhanced guidance on valuation adjustments for illiquid investments and derivatives. The guidelines also increased disclosure requirements for the mitigation of credit risk and securitized exposures.

•
The Reserve Bank of India issued guidelines revising the method of payment of interest on savings accounts to a daily average basis effective April 1, 2010 which will result in an increase in cost of savings deposits for banks from fiscal 2011.

•
In December 2009, the Reserve Bank of India directed banks to achieve a total provisioning coverage ratio of 70.0% on non-performing advances by September 30, 2010. The provisioning requirement for advances to commercial real estate classified as standard assets was increased from 0.4% to 1.0%.

•	In June 2009, the Securities and Exchange Board of India issued guidelines stating that mutual funds could not apply any entry charges to investors investing in mutual funds.

•
In July 2009, the Insurance Regulatory and Development Authority introduced a cap on charges of unit linked insurance products. These included a cap on the difference between gross and net yields on linked funds and the fund management charges included therein.

Business overview

While assessing our performance we monitor key financial variables such as movement in yield on assets, cost of funds and net interest margin, movement in fee income, cost ratios, loan loss provisions and return on assets and equity. We also monitor key business indicators such as deposit growth, funding mix, loan disbursements and loan delinquency trends. We also analyze changes in economic indicators such as interest rates, liquidity and exchange rates. In addition to these financial indicators, we monitor other non-financial indicators such as quality of customer service and the extent and nature of customer complaints and estimates of market share in key product lines.

Following the merger of ICICI with ICICI Bank in 2002, we experienced rapid growth in our business. The growth of our rupee loan portfolio was driven primarily by retail loans, including home loans, vehicle loans and unsecured personal loans and credit card receivables. We also commenced our strategy of international expansion and established subsidiaries and branches in several foreign countries. The growth of our international loan portfolio was driven primarily by foreign currency financing to Indian companies and their international operations, including financing for their overseas acquisitions. We also experienced robust growth in our insurance subsidiaries. These activities led to a rapid growth in our fee incomes from both retail and corporate customers. During this period, our branch network in India continued to be limited relative to the size of our balance sheet, and while deposits were our primary source of domestic funding, we had a high share of term deposits in our total deposits, including term deposits from companies and financial intermediaries. Our international branches were funded primarily by international bond issuances and other wholesale funding sources. Our principal international subsidiaries in the United Kingdom and Canada were funded primarily by deposits. Our subsidiary in the United Kingdom had a sizeable proportion of demand deposits in its deposit base, and made investments in bonds of US and European banks and investment banks as a liquidity management strategy. From fiscal 2003 to fiscal 2008, we raised capital to support our growth. In fiscal 2008, we issued equity shares in India and American Depository Shares in the United States, aggregating approximately Rs. 200.0 billion.

Following the onset of the global financial crisis, although we did not have any material direct exposure to US sub-prime assets, we were adversely impacted by mark-to-market and realized losses on our international investments and credit derivatives portfolios on account of the widening of credit spreads in general. More generally the global financial crisis impacted the Indian markets and led to reduced demand for retail savings and investment products and lower levels of corporate investment and merger and acquisition activity during the second half of fiscal 2009, which had a negative impact on our fee and other non-interest income (including dividends from subsidiaries). While we capitalized on opportunities in the fixed income markets due to a reduction in interest rates during the third quarter of fiscal 2009, our equity and credit derivatives portfolios were negatively impacted due to weaker equity markets and a widening of credit spreads during fiscal 2009. The global and Indian economic slowdown and its impact on equity and debt markets also adversely impacted the profitability of some of our borrowers and their ability to access equity and debt financing. We experienced an increase in the level of restructured loans in fiscal 2009 and fiscal 2010. We experienced an increase in the non-performing loans in our retail portfolio in fiscal 2009 and fiscal 2010, due to the seasoning of the portfolio and a higher level of defaults in unsecured personal loans and credit card receivables due to challenges in collections and the impact of adverse macroeconomic environment in fiscal 2009.

Given the volatile economic environment in fiscal 2009, we focused on capital conservation, liquidity management and risk containment. We tightened our lending norms, especially in the unsecured retail segment and moderated our credit growth. We expanded our branch network with a focus on increasing our low cost and retail deposit base. At the same time, we maintained a rigorous control on operating expenses. In fiscal 2010, we focused on repositioning our balance sheet for the next phase of growth. We increased the proportion of low cost current and savings account deposits; reduced the level of net non-performing loans; continued to keep a rigorous control on operating expenses; reduced the level of unsecured retail loans and maintained a high level of capital adequacy. Our non-banking subsidiaries engaged in asset management, securities brokering and life insurance have benefited from the stabilization and improvement in economic conditions and the revival of the equity markets in India. Total premiums of our life insurance subsidiary increased by 7.7% during fiscal 2010 as a result of a 19.4% increase in renewal premium. Our life insurance company recorded its first year of accounting profit during fiscal 2010 with a net profit of Rs. 2.6 billion compared to a net loss of Rs. 7.8 billion during fiscal 2009. Stabilization in the markets also led to a reduction of mark-to-market losses on our equity, fixed income and credit derivatives portfolios.

Our net profit increased by 30.4% from Rs. 35.8 billion in fiscal 2009 to Rs. 46.7 billion in fiscal 2010.

Non-interest income increased by 5.5% driven by an increase in income from insurance business from Rs. 183.6 billion in fiscal 2009 to Rs. 204.8 billion in fiscal 2010, and an increase in treasury-related income from Rs. 21.9 billion in fiscal 2009 to Rs. 26.2 billion in fiscal 2010. The increase in treasury-related income in fiscal 2010 was primarily due to higher profits from our equity portfolio and the contraction in credit spreads on account of improved global market conditions resulting in the reduction of mark-to-market losses on our fixed income and credit derivatives portfolio. Non-interest expense decreased by 1.6% primarily due to a decrease of 5.8% in employee expenses, 18.7% in other administrative expenses due to cost reduction initiatives undertaken by us, and 60.6% decrease in direct marketing agency expenses due to lower retail loan origination volumes.

The increase in non-interest income and decrease in non-interest expense was partly offset by a decrease of 3.5% in net interest income and an increase of 1.0% in provisions (excluding provision for tax). The decrease in net interest income was mainly due to a 7.1% decrease in average advances primarily due to a decrease in retail advances. Provisions and contingencies (excluding provisions for tax) increased by 1.0% from Rs. 45.1 billion in fiscal 2009 to Rs. 45.6 billion in fiscal 2010, primarily due to a higher level of specific provisioning on non-performing retail loans and restructured corporate loans. This was partly offset by a reduction in impairment provision for investments. The increase in retail credit losses primarily reflects the seasoning of the secured loan portfolio and relatively higher losses on the unsecured portfolio due to challenges in collections and the impact of the adverse macroeconomic environment in fiscal 2009.

Net non-performing assets (including loans and credit substitutes) decreased from Rs. 47.3 billion at year-end fiscal 2009 to Rs. 46.7 billion at year-end fiscal 2010, with the increase in gross non-performing assets offset by higher provisioning. Net restructured assets increased from Rs. 59.6 billion at year-end fiscal 2009 to Rs. 59.9 billion at year-end fiscal 2010 primarily due to stress experienced by certain borrowers in the services and textiles sectors. The increase in restructured assets was partly offset by the reclassification of a portion of the existing restructured assets out of the restructured asset category based on satisfactory payment performance.

Loans decreased by 15.2% from Rs. 2,661.3 billion at year-end fiscal 2009 to Rs. 2,257.8 billion at year-end fiscal 2010 primarily due to a decrease in retail loans. Deposits decreased by 7.7% from Rs. 2,618.6 billion at year-end fiscal 2009 to Rs. 2,415.7 billion at year-end fiscal 2010, primarily due to our conscious strategy of reducing wholesale term deposits. ICICI Bank’s current and savings account deposits as a percentage of total deposits increased from 28.7% at year-end fiscal 2009 to 41.7% at year-end fiscal 2010. We continued to expand our branch network in India during the year. Our branch network in India increased from 1,419 branches and extension counters at year-end fiscal 2009 to 1,707 branches and extension counters at year-end fiscal 2010. We also increased our ATM network from 4,713 ATMs at year-end fiscal 2009 to 5,219 ATMs at year-end fiscal 2010. Our network in India increased to 2,501 branches and 5,665 ATMs at August 19, 2010. This includes 463 branches and 127 ATMs of the Bank of Rajasthan, a private sector bank that merged with us effective from the close of business at August 12, 2010.

The total capital adequacy ratio of ICICI Bank on a standalone basis at year-end fiscal 2010, in accordance with the Reserve Bank of India guidelines on Basel II increased to 19.4% with a tier I capital adequacy ratio of 14.0% from a total capital adequacy of 15.5% and tier I capital adequacy of 11.8% at year-end fiscal 2009. Our total capital adequacy ratio on a consolidated basis at year-end fiscal 2010, in accordance with the Reserve Bank of India guidelines on Basel II increased to 19.1% with a tier I capital adequacy of 12.9% from a total capital adequacy of 14.7% and tier I capital adequacy of 10.3% at year-end fiscal 2009.

Business outlook

The outlook for GDP growth in fiscal 2011 has improved significantly, given the broad-based and robust recovery seen since the last quarter of fiscal 2010. The key drivers are the buoyant performance of the industrial sector, increased monsoon rains and the sustained resilience of the services sector. Investment demand has accelerated sharply since the last quarter of fiscal 2010 and trends in the growth of production of capital goods in the first quarter of fiscal 2011 suggest a continuation of the momentum. Private consumption demand, as seen from recent trends in corporate sales, consumer durables production and automobile sales growth, is showing a gradual improvement. Although concerns about a possible weakening of global recovery persist, domestic risks to growth have receded significantly. As a result, the Reserve Bank of India has placed its GDP growth projection for fiscal 2011 at 8.5%.

While the growth outlook for fiscal 2011 remains robust, inflation has emerged as an area of concern. Headline inflation has remained close to double digits in fiscal 2011. The fiscal deficit continues to remain high and this may lead to macroeconomic risks ranging from higher inflation to lower savings and the crowding out of private investment. Further, during fiscal 2011 to date, deposit growth in the banking system has lagged non-food credit growth.

We see favorable prospects for the Indian economy over the long-term. India’s strong domestic consumption and investment drivers are expected to continue to support healthy rates of growth. Against this backdrop, we expect increasing household incomes and consumption to lead to opportunities in retail savings, investment and loan products; significant industrial and infrastructure investment potentially leading to opportunities in project and corporate finance; and increasing globalization of India leading to opportunities in international banking for Indian corporates and non-resident Indians.

Over the last two years we have rebalanced our deposit profile, reduced costs, reduced net non-performing loans and maintained high levels of capital adequacy. The completion of this phase of our strategy has coincided with the strengthening of the economic growth momentum in India, which creates an environment with many opportunities for growth. Our objective going forward is to leverage our capital base for profitable growth, while sustaining the improvements in the ratio of current and savings account deposits, cost ratios and credit quality that we have already achieved. As we grow our businesses, meeting customer expectations on service quality will be a critical element of our strategy.

We believe that as a diversified financial services group we are well positioned to capitalize on these opportunities. However, the success of our strategy depends on several factors, including our ability to grow our low cost deposit base; our ability to contain non-performing loans; our ability to maintain regulatory compliance in an evolving regulatory environment and address regulators' assessments of and observations on our operations; and our ability to compete effectively in the Indian corporate and retail financial services market. The success of our strategy is also subject to the overall regulatory and policy environment in which we operate including the direction of monetary policy. In fiscal 2011, between April and September 2010 (up to September 17, 2010), the Reserve Bank of India announced a 25 basis point increase in the cash reserve ratio to 6.00%, a 100 basis point increase in the repo rate to 6.00% and a 150 basis point increase in the reverse repo rate to 5.00%. Profit on the sale of investments in fixed income securities, including government of India securities, is an important element of our profitability and is impacted by movement in market yields. With the increase in loan growth and an increase in the cash reserve ratio and repo and reverse repo rates, liquidity is expected to remain tight, and deposit and lending rates are expected to increase during fiscal 2011. Our insurance business may also be affected by changes in insurance regulations in India. Recently the Insurance Regulatory and Development Authority introduced revisions to the regulations governing unit linked insurance products such as an increase in the lock-in period from three years to five years, increase in minimum mortality cover, cap on surrender and other charges and minimum guaranteed return of 4.5% on pension annuity products. The minimum guaranteed return of 4.5% on pension products is applicable up to year-end fiscal 2011. From fiscal 2012 the guaranteed return will be 50 basis points above the average reverse repo rate subject to a maximum of 6% and a minimum of 3%. These changes may impact the growth and profitability of our life insurance business.

For a detailed discussion of risks that we face in our business please refer to “Risk Factors”.

Other Key Factors

Under Indian GAAP, we have not consolidated certain entities (primarily 3i Infotech Limited) in which control is intended to be temporary. However under US GAAP, these entities have been accounted for in accordance with

FASB ASC Topic 323 — “Investments — Equity Method and Joint Venture”. See also “Business — Subsidiaries and Joint Ventures”.

Effect of Other Acquisitions

During fiscal 2007, ICICI Bank entered into an all-stock merger with Sangli Bank at a share exchange ratio of 100 shares of ICICI Bank for 925 shares of Sangli Bank. Our financial statements for fiscal 2008 include the results of the operations of Sangli Bank from April 19, 2007. The value of this transaction was not material to our overall operations.

Amalgamation of the Bank of Rajasthan Limited

On May 23, 2010, the Board of Directors of ICICI Bank and the Board of Directors of the Bank of Rajasthan, a private sector Indian bank, at their respective meetings approved an all-stock amalgamation of the Bank of Rajasthan with ICICI Bank at a share exchange ratio of 25 shares of ICICI Bank for 118 shares of the Bank of Rajasthan. The Reserve Bank of India has approved the scheme of amalgamation effective from the close of business at August 12, 2010. At year-end fiscal 2010, the Bank of Rajasthan had total assets of Rs. 173.0 billion, deposits of Rs. 150.6 billion, loans of Rs. 83.3 billion, investments of Rs. 67.2 billion and capital adequacy of 7.5%. During fiscal 2010, it incurred a loss of Rs. 1.0 billion. We have issued 31.3 million shares representing 2.8% of our shares to shareholders of the Bank of Rajasthan in August 2010. The total assets of the Bank of Rajasthan represented 4.7% of the total assets of ICICI Bank at year-end fiscal 2010.

The amalgamation substantially enhances ICICI Bank’s branch network and especially strengthens its presence in northern and western India. It combines the Bank of Rajasthan’s branch franchise with ICICI Bank’s strong capital base, to enhance the ability of the combined entity to capitalize on the growth opportunities in the Indian economy.

Introduction of the Base Rate System

Historically, interest rates on loans were set subject to restrictions established by the Reserve Bank of India and linked to a prime lending rate. With effect from July 1, 2010, the Reserve Bank of India implemented a new base rate system requiring banks in India to set and publicly disclose their minimum rate or base rate for all new loans and existing loans which come up for renewal, subject to certain limited exceptions. While existing loans based on the benchmark prime lending rate system will continue to be linked to the benchmark prime lending rate until their maturity, existing borrowers have an option to migrate to the base rate system before the expiry of existing contracts on mutually agreed terms. Except for certain categories of loans as specified by the Reserve Bank of India, banks are not allowed to lend below the base rate. Banks are required to review and, if necessary, revise their base rates at least once every quarter.

The Asset Liability Management Committee of the Bank at its meeting on June 30, 2010, set the base rate of ICICI Bank, called “I-Base”, at 7.50% with effect from July 1, 2010.

Change in Methodology for Computing Interest Payable on Savings Deposits

The Reserve Bank of India has prescribed an interest rate of 3.5% on savings deposits. Until March 31, 2010, banks were required to pay this interest on the minimum outstanding balance in a savings deposit account between the tenth day and last day of the month. Effective April 1, 2010, the Reserve Bank of India has changed the methodology of computation of the interest payable on savings deposits. Banks are now required to pay interest on the daily average balance maintained in a savings deposit account. This change in methodology has resulted in an increased effective interest rate on savings account deposits for Indian banks.

Average Balance Sheet

For fiscal 2008, the average balances are the averages of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that year. For fiscal 2009 and 2010, the average balances are the sum of the daily average balances outstanding for ICICI Bank and the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that year for subsidiaries. The yield on average interest-earning assets is the ratio of interest income to average interest-earning assets. The cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. The average balances of advances include non-performing advances and are net of allowance for loan losses. For fiscal 2009 and 2010, we have recalculated tax-exempt income on a tax-equivalent basis. Other interest income has been bifurcated into rupee and foreign currency amounts in order to facilitate the explanation of movements of rupee and foreign currency spreads and margins. The rupee portion is primarily comprised of interest on income tax refunds and income from interest rate swaps. The foreign currency portion is primarily comprised of income from interest rate swaps in foreign currencies. The swaps considered in other interest income are part of the non-trading portfolio and are undertaken by the Bank to manage the market risk arising from our assets and liabilities. Prior period figures have been regrouped accordingly.

The following table sets forth, for the periods indicated, the average balances of the assets and liabilities outstanding, which contribute to the major components of interest income, interest expense and net interest income.

	Year ended March 31,
	2008					2009					2010
	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/cost
	(in millions, except percentages)
Assets:
Advances:
Rupee	Rs.	1,721,656	Rs.	202,245	11.75%	Rs.	1,712,680	Rs.	205,657	12.01%	Rs.	1,496,991	Rs.	167,553	11.19%
Foreign currency		562,993		38,439	6.83		865,873		46,250	5.34		898,309		36,073	4.02
Total advances		2,284,649		240,684	10.53		2,578,553		251,907	9.77		2,395,300		203,626	8.50

Investments:
Rupee		820,752		77,657	9.46		1,021,223		85,286	8.35		1,120,887		76,140	6.79
Foreign currency		203,710		11,388	5.59		259,140		12,256	4.73		198,279		6,131	3.09
Total investments		1,024,462		89,045	8.69		1,280,363		97,542	7.62		1,319,166		82,271	6.24

Other interest-earning assets:
Rupee		190,357		693	0.36		232,334		3,948	1.70		251,677		5,798	2.30
Foreign currency		128,107		8,055	6.29		91,612		3,737	4.08		94,740		1,314	1.39
Total other interest-earning assets		318,464		8,748	2.75		323,946		7,685	2.37		346,417		7,112	2.05

Other interest Income
Rupee				1,570					3,314					2,350
Foreign currency				903					5,910					10,285
Total other interest income				2,473					9,224					12,635

Interest-earning assets:
Rupee		2,732,765		282,165	10.33		2,966,237		298,205	10.05		2,869,555		251,840	8.78
Foreign currency		894,810		58,785	6.57		1,216,624		68,153	5.60		1,191,328		53,804	4.52
Total interest-earning assets		3,627,575		340,950	9.40		4,182,862		366,358	8.76		4,060,883		305,644	7.53
Fixed assets		44,727					46,351					42,485
Other assets		688,866					669,451					827,354
Total non-earning assets		733,593					715,802					869,839
Total assets	Rs.	4,361,168	Rs.	340,950		Rs.	4,898,664	Rs.	366,358		Rs.	4,930,722	Rs.	305,644

	Year ended March 31,
	2008					2009					2010
	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/ cost	Average balance		Interest income/ expense		Average yield/ cost
	(in millions, except percentages)
Liabilities:
Savings account deposits:
Rupee	Rs.	346,323	Rs.	8,803	2.54%	Rs.	390,811	Rs.	10,624	2.72%	Rs.	450,901	Rs.	12,576	2.79%
Foreign currency		116,333		6,897	5.93		141,891		9,731	6.86		102,426		2,015	1.97
Total savings account deposits		462,656		15,700	3.39		532,701		20,355	3.82		553,327		14,591	2.64

	Year ended March 31,
	2008					2009					2010
	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/ cost	Average balance		Interest income/ expense		Average yield/ cost
	(in millions, except percentages)
Time deposits:
Rupee		1,627,756		158,760	9.75		1,509,234		145,202	9.62		1,210,185		101,328	8.37
Foreign currency		218,567		12,760	5.84		345,237		16,950	4.91		446,396		19,174	4.30
Total time deposits		1,846,323		171,520	9.29		1,854,471		162,152	8.74		1,656,581		120,502	7.27

Other demand deposits:
Rupee		216,479					176,312					178,012
Foreign currency		12,741					14,194					16,600
Total other demand deposits		229,220					190,506					194,612

Total deposits:
Rupee		2,190,558		167,563	7.65		2,076,356		155,826	7.50		1,839,098		113,904	6.19
Foreign currency		347,641		19,657	5.65		501,322		26,681	5.32		565,422		21,189	3.75
Total deposits		2,538,199		187,220	7.38		2,577,678		182,507	7.08		2,404,520		135,093	5.62

Borrowings:
Rupee		374,124		37,698	10.08		515,340		47,804	9.28		626,428		44,769	7.15
Foreign currency		590,734		32,752	5.54		785,853		34,562	4.40		682,395		27,430	4.02
Total borrowings		964,858		70,450	7.30		1,301,193		82,366	6.33		1,308,823		72,199	5.52

Interest-bearing liabilities:
Rupee		2,564,682		205,261	8.00		2,591,696		203,630	7.86		2,465,526		158,673	6.44
Foreign currency		938,375		52,409	5.59		1,287,175		61,243	4.76		1,247,817		48,619	3.90
Total interest-bearing liabilities		3,503,057		257,670	7.36		3,878,871		264,873	6.83		3,713,343		207,292	5.58
Preference share capital		3,500					3,500					3,500
Other liabilities		487,809					533,613					701,288
Total liabilities		3,994,366		257,670			4,415,984		264,873			4,418,131		207,292
Stockholders’ equity		366,802					482,680					512,591
Total liabilities and stockholders’ equity	Rs.	4,361,168	Rs.	257,670		Rs.	4,898,664	Rs.	264,873		Rs.	4,930,722	Rs.	207,292

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

	Fiscal 2009 vs. Fiscal 2008						Fiscal 2010 vs. Fiscal 2009
	Increase (decrease) due to						Increase (decrease) due to
	Net change		Change in average volume		Change in average rate		Net change		Change in average volume		Change in average rate
	(in millions)
Interest income:
Advances:
Rupee	Rs.	3,412	Rs.	(1,078)	Rs.	4,490	Rs.	(38,104)	Rs.	(24,141)	Rs.	(13,963)
Foreign currency		7,811		16,178		(8,367)		(10,177)		1,303		(11,480)
Total advances		11,223		15,100		(3,877)		(48,281)		(22,838)		(25,443)

Investments:
Rupee		7,629		16,741		(9,113)		(9,146)		6,770		(15,916)
Foreign currency		868		2,622		(1,754)		(6,125)		(1,882)		(4,243)
Total investments		8,497		19,363		(10,867)		(15,271)		4,888		(20,159)
Other interest-earning assets:
Rupee		3,255		713		2,542		1,850		446		1,404

	Fiscal 2009 vs. Fiscal 2008						Fiscal 2010 vs. Fiscal 2009
	Increase (decrease) due to						Increase (decrease) due to
	Net change		Change in average volume		Change in average rate		Net change		Change in average volume		Change in average rate
	(in millions)
Foreign currency		(4,318)		(1,489)		(2,829)		(2,423)		43		(2,466)
Total other interest earning asset		(1,063)		(775)		(287)		(573)		489		(1,062)

Other interest income
Rupee		1,744		–		1,744		(964)		–		(964)
Foreign currency		5,007		–		5,007		4,375		–		4,375
Other interest income		6,751		–		6,751		3,411		–		3,411

Total interest income:
Rupee		16,040		16,377		(338)		(46,364)		(16,925)		(29,439)
Foreign currency		9,368		17,311		(7,943)		(14,350)		(536)		(13,814)
Total interest income		25,409		33,688		(8,281)		(60,714)		(17,461)		(43,253)

Interest expense:

Savings account deposits:
Rupee		1,821		1,209		612		1,952		1,676		276
Foreign currency		2,834		1,753		1,081		(7,716)		(776)		(6,940)
Total savings account deposits		4,655		2,962		1,693		(5,764)		900		(6,664)

Time deposits:
Rupee		(13,558)		(11,403)		(2,156)		(43,874)		(25,039)		(18,835)
Foreign currency		4,190		6,219		(2,029)		2,224		4,345		(2,121)
Total time deposits		(9,368)		(5,184)		(4,185)		(41,650)		(20,694)		(20,956)

Total deposits:
Rupee		(11,737)		(10,194)		(1,544)		(41,922)		(23,363)		(18,559)
Foreign currency		7,024		7,972		(948)		(5,492)		3,569		(9,061)
Total total deposits		(4,713)		(2,222)		(2,492)		(47,414)		(19,794)		(27,619)

Borrowings:
Rupee		10,106		13,099		(2,993)		(3,035)		7,939		(10,974)
Foreign currency		1,810		8,581		(6,771)		(7,132)		(4,159)		(2,973)
Total borrowings		11,917		21,681		(9,764)		(10,167)		3,780		(13,947)

Total interest expense:
Rupee		(1,631)		2,906		(4,537)		(44,957)		(15,424)		(29,533)
Foreign currency		8,834		16,553		(7,719)		(12,624)		(590)		(12,034)
Total interest expense		7,203		19,459		(12,256)		(57,581)		(16,014)		(41,567)

Net interest income:
Rupee		17,671		13,471		4,199		(1,407)		(1,501)		94
Foreign currency		534		758		(224)		(1,726)		54		(1,780)
Total net interest income	Rs.	18,205	Rs.	14,229	Rs.	3,975	Rs.	(3,133)	Rs.	(1,447)	Rs.	(1,686)

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and net interest margins on interest-earning assets.

	Year ended March 31,
	2006		2007		2008		2009			2010
	(in millions, except percentages)
Interest income	Rs.	143,335	Rs.	240,026	Rs.	340,950	Rs.	366,358	(1)	Rs.	305,644	(1)

	Year ended March 31,
	2006	2007	2008	2009	2010
	(in millions, except percentages)
Average interest-earning assets	1,806,601	2,728,531	3,627,575	4,182,862	4,060,883
Interest expense	101,015	176,757	257,670	264,873	207,292
Average interest-bearing liabilities	1,795,244	2,707,456	3,503,057	3,878,871	3,713,342
Average total assets	2,166,897	3,250,679	4,361,168	4,898,664	4,930,722
Average interest-earning assets as a percentage of average total assets	83.37%	83.94%	83.18%	85.39%	82.36%
Average interest-bearing liabilities as a percentage of average total assets	82.85	83.29	80.32	79.18	75.31
Average interest-earning assets as a percentage of average interest-bearing liabilities	100.63	100.78	103.55	107.84	109.36

Yield	7.93	8.80	9.40	8.76	7.53
Rupee	8.37	9.35	10.33	10.05	8.78
Foreign currency	5.53	6.47	6.57	5.60	4.52

Cost of funds	5.63	6.53	7.36	6.83	5.58
Rupee	5.91	6.86	8.00	7.86	6.44
Foreign currency	4.24	5.31	5.59	4.76	3.90

Spread(2)	2.30	2.27	2.04	1.93	1.95
Rupee	2.46	2.49	2.33	2.19	2.34
Foreign currency	1.29	1.16	0.98	0.84	0.62

Net interest margin(3)	2.34	2.32	2.30	2.43	2.42
Rupee	2.61	2.74	2.81	3.19	3.25
Foreign currency	0.87	0.54	0.71	0.57	0.44
_____________
(1)	For fiscal 2009 and 2010, we have recalculated tax-exempt income on a tax-equivalent basis.

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

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Year ended March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Interest income	Rs.	362,507	Rs.	301,537	US$	6,708	(16.8)%
Interest expense		(264,873)		(207,292)		(4,611)	(21.7)
Net interest income(1)	Rs.	97,634	Rs.	94,245	US$	2,097	(3.5)%
_____________
(1)	Tax exempt income has not been recalculated on a tax-equivalent basis.

Net interest income decreased by 3.5% from Rs. 97.6 billion in fiscal 2009 to Rs. 94.2 billion in fiscal 2010 reflecting a decrease of 2.9% in the average volume of interest-earning assets. Net interest margin decreased by one basis point from 2.43% in fiscal 2009 to 2.42% in fiscal 2010.

Net interest margin

Net interest margin decreased by one basis point from 2.43% in fiscal 2009 to 2.42% in fiscal 2010. There was an increase of six basis points in the net interest margin on the rupee portfolio, which was offset by a decrease of 13 basis points in the net interest margin on the foreign currency portfolio.

The yield on the rupee portfolio decreased by 127 basis points from 10.1% in fiscal 2009 to 8.8% in fiscal 2010 due to the following factors:

•
Liquidity in the Indian banking system remained comfortable throughout fiscal 2010, with average liquidity adjustment facility balances (short-term lending by banks to the Reserve Bank of India) in excess of Rs. 1.00 trillion for a large part of the year. In response to abundant systemic liquidity and a low interest rate environment, banks reduced their deposit rates for various maturities by 25-250 basis points during March-December 2009. The impact of the lower cost of funds for banks was also transmitted to interest rates on loans, with the benchmark prime lending rates of banks declining by 25-100 basis points during the same period. Lower loan growth and high liquidity led to increased price competition in the banking sector and introduction of products such as home loans with lower rates in the initial years of such loans. We reduced our prime lending rate by 100 basis points from 16.75% to 15.75%, effective June 5, 2009. Further, we reduced the floating reference rate applicable for our floating rate home loans by 100 basis points from 13.75% to 12.75%, effective June 5, 2009. As a result, the yield on rupee loans decreased from 12.0% in fiscal 2009 to 11.2% in fiscal 2010.

•	The proportion of high yielding unsecured retail loans in our loan portfolio declined as a result of our conscious strategy of reducing our exposure to this asset class.

•
The yield on our government securities portfolio also declined, reflecting the systemic decline in yields on government securities since October 2008 and the realization of mark-to-market gains through the sale of higher yielding government securities in our portfolio in the second half of fiscal 2009 and the first quarter of fiscal 2010. We also deployed excess liquidity available with us in mutual funds and other liquid investments. The higher level of such investments and the decrease in yield on the government securities portfolio resulted in a decrease in yield on rupee investments by 156 basis points from 8.4% in fiscal 2009 to 6.8% in fiscal 2010.

•
The Reserve Bank of India increased the cash reserve ratio by 75 basis points to 5.75% at year-end fiscal 2010. As cash reserve ratio balances do not earn any interest income, the increase in requirement resulted in a negative impact on yield on interest-earning assets. The full impact of recent increases in the cash reserve ratio requirement will be reflected in the net interest margin from the first quarter of fiscal 2011.

•
We earned lower interest of Rs. 1.2 billion, on income tax refunds, in fiscal 2010 compared to Rs. 3.4 billion in fiscal 2009. The receipt, amount and timing of such income depends on the nature and timing of determinations by tax authorities and is not consistent or predictable.

•
We deduct losses from the securitization of assets (including credit losses on existing securitized pools) from our interest income. The amount of such losses was Rs. 5.1 billion in fiscal 2010 compared to Rs. 3.2 billion in fiscal 2009. See also “Critical Accounting Policies – Transfer and Servicing of Assets”.

The cost of funds for the rupee portfolio decreased by 142 basis points from 7.9% in fiscal 2009 to 6.4% in fiscal 2010. The decrease in the cost of funds for the rupee portfolio was due to a decline in interest rates in the economy, a higher proportion of low cost current and savings deposits in our deposit base and a reduction in our wholesale term deposits. The proportion of current and savings accounts deposits to the total deposits of ICICI Bank increased from 28.7% at year-end fiscal 2009 to 41.7% at year-end fiscal 2010. As a result, the cost of rupee deposits decreased from 7.5% in fiscal 2009 to 6.2% in fiscal 2010. The cost of rupee borrowings decreased due to a decrease in the cost of call borrowings and repurchase transaction borrowings.

The six month LIBOR, which is generally the benchmark for our foreign currency loans and borrowings, decreased from 1.8% in March 2009 to 0.4% in March 2010, which led to a decrease in both the yield on and cost of funds of the foreign currency portfolio. The yield on the foreign currency portfolio decreased by 108 basis points from 5.6% in fiscal 2009 to 4.5% in fiscal 2010, whereas the cost of foreign currency funds decreased by 86 basis points from 4.8% in fiscal 2009 to 3.9% in fiscal 2010.

The Reserve Bank of India prescribes a rate of 3.5% on savings deposits and the methodology of computing the interest. Until March 31, 2010, banks were required to pay interest on the minimum outstanding balance in a savings account between the tenth and last day of the month. Accordingly, the effective cost of savings deposits for banks was much less than the prescribed rate of 3.5%. Effective April 1, 2010, the interest is paid on the average balance in a savings account which will adversely impact the net interest margin of Indian banks including us. ICICI Bank’s cost of savings account deposits for fiscal 2010 was 2.8% which has increased to 3.5% from April 1, 2010. Based on average balances for fiscal 2010, this change would adversely impact our net interest margin by approximately eight basis points.

Interest-earning assets

The average volume of interest-earning assets decreased by 2.9% from Rs. 4,182.9 billion in fiscal 2009 to Rs. 4,060.9 billion in fiscal 2010. The decrease in interest-earning assets was primarily on account of a decrease in average loans by Rs. 183.3 billion. Average interest-earning investments increased by Rs. 38.8 billion in fiscal 2010.

Average loans decreased by 7.1% from Rs. 2,578.6 billion in fiscal 2009 to Rs. 2,395.3 billion in fiscal 2010 mainly due to a decrease in average rupee loans by 12.6% from Rs. 1,712.7 billion in fiscal 2009 to Rs. 1,497.0 billion in fiscal 2010, partly offset by a 3.7% increase in average foreign currency loans from Rs. 865.9 billion at year-end fiscal 2009 to Rs. 898.3 billion at year-end fiscal 2010. Rupee loans decreased mainly due to a decrease in the retail loan portfolio of ICICI Bank by 25.6% from Rs. 1,062.0 billion at year-end fiscal 2009 to Rs. 790.5 billion at year-end fiscal 2010. This was due to the strategy of reducing the unsecured retail loan portfolio, a moderation in new secured retail loan disbursements and contractual repayments and prepayments on the existing portfolio. In rupee terms, the loan portfolio of overseas branches and subsidiaries decreased by 13.1% from Rs. 945.4 billion at year-end fiscal 2009 to Rs. 821.1 billion at year-end fiscal 2010 mainly due to the impact of appreciation of the rupee vis-a-vis the US dollar. In US dollar terms, the loan portfolio of overseas branches and subsidiaries decreased marginally from US$ 18.3 billion at year-end fiscal 2009 to US$ 17.8 billion at year-end fiscal 2010.

Average interest-earning investments increased by 3.0% from Rs. 1,280.4 billion in fiscal 2009 to Rs. 1,319.2 billion in fiscal 2010, primarily due to an increase in average interest-earning investments other than the investment in government and other approved securities by 9.4% from Rs. 535.9 billion at year-end fiscal 2009 to Rs. 586.3 billion at year-end fiscal 2010. Average interest-earning investments, other than government and other approved securities primarily include the investments in credit substitutes and investments in liquid mutual funds to deploy excess liquidity. Average investments in government and other approved securities decreased due to reduction in domestic net demand and time liabilities partly offset by an increase of 100 basis points in the statutory liquidity ratio requirement from 24.0% to 25.0% during fiscal 2010.

See also “Risk Factors — Risks Relating to Our Business — Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”.

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

	Year ended March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Commission, exchange and brokerage	Rs.	65,748	Rs.	60,039	US$	1,336	(8.7)%
Profit/(loss) on treasury-related activities (net)(1)		21,851		26,194		583	19.9
Profit/(loss) on sale of land, buildings and other assets (net)		15		822		18	–

	Year ended March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Income pertaining to insurance business		183,582		204,758		4,555	11.5
Miscellaneous income (including lease income)		7,828		2,648		59	(66.2)
Total non-interest income	Rs.	279,024	Rs.	294,461	US$	6,551	5.5%
_____________
(1)	Includes profit/(loss) on the sale/revaluation of investments and foreign exchange transactions.

Non-interest income primarily includes income pertaining to our insurance business, fee and commission income, income from treasury-related activities and other miscellaneous income (including lease income). This analysis of non-interest income should be read against the backdrop of global and Indian economic developments, financial market activities, the competitive environment, client activity levels and our strategy, as detailed in earlier sections.

Non-interest income increased by 5.5% from Rs. 279.0 billion in fiscal 2009 to Rs. 294.5 billion in fiscal 2010. The increase in non-interest income was primarily due to an increase in income related to our insurance business and our treasury-related activities. During fiscal 2010, there was a decrease in commission, exchange and brokerage income and a decrease in miscellaneous income (including lease income).

Commission, exchange and brokerage

Commission, exchange and brokerage income primarily includes fees from our banking business, and the fee and brokerage income of our securities broking and asset management subsidiaries. The fee income of our banking business is mainly comprised of loan processing and transaction banking fees from corporate and retail clients, credit card fees, appraisal, syndication and advisory fees from corporate clients and fees from the distribution of third-party retail products. Commission, exchange and brokerage income decreased by 8.7% from Rs. 65.8 billion in fiscal 2009 to Rs. 60.0 billion in fiscal 2010, primarily due to subdued credit demand from the corporate sector in fiscal 2010, resulting in lower appraisal and advisory fees, and lower retail loan origination and credit card business volumes resulting in lower fees from these products. This was partly offset by an increase in fee and brokerage income of our securities broking and asset management subsidiaries.

Fee income including appraisal, advisory, loan processing and other fees from the corporate sector decreased due to subdued credit demand from the corporate sector and slower domestic corporate activity during fiscal 2010. The fee income of our overseas branches and banking subsidiaries also decreased due to reduced international activity by Indian corporates. Moderation in retail disbursements resulted in lower retail loan related fees in fiscal 2010 compared to fiscal 2009. Following the reduction in our credit card portfolio, specifically products like equated monthly installments/personal loan on credit cards and lower issuance of new credit cards, the fees related to credit card business declined substantially in fiscal 2010 compared to fiscal 2009. Fee income from our credit card business was Rs. 6.9 billion in fiscal 2010, a decline of 31.0% from Rs. 10.0 billion in fiscal 2009.

Commission, exchange and brokerage of our securities broking subsidiary increased by 51.1% from Rs. 4.7 billion in fiscal 2009 to Rs. 7.1 billion in fiscal 2010, primarily due to improved capital market conditions resulting in a higher level of market trade volumes. The management fees of our asset management subsidiary increased by 43.8% from Rs. 3.2 billion in fiscal 2009 to Rs. 4.6 billion in fiscal 2010, primarily due to higher assets under management. The average assets under management increased from Rs. 498.1 billion in fiscal 2009 to Rs. 769.9 billion in fiscal 2010, primarily due to an increase in market price of securities.

Profit/(loss) on treasury-related activities (net)

Income from treasury-related activities includes income from sale of investments and the revaluation of investments on account of changes in unrealized profit/(loss) in the fixed income, equity and preference share portfolio, units of venture capital and private equity funds, and security receipts issued by asset reconstruction companies. It also includes income from foreign exchange transactions, consisting of various foreign exchange and derivatives transactions with clients, including options and swaps, and on credit derivatives instruments including credit default swaps, credit-linked notes and collateralized debt obligations. Profit from treasury-related activities increased from Rs. 21.9 billion in fiscal 2009 to Rs. 26.2 billion in fiscal 2010. The increase in treasury-related income in fiscal 2010 was primarily due to higher profits from our equity portfolio, realized gain and mark-to-market loss reversal on our credit derivatives portfolio, write-back of provisions related to derivatives contracts with clients and lower provisions on our investment in security receipts issued by asset reconstruction companies. This was offset by lower profits from investments in government securities and other domestic fixed income positions and lower income from foreign exchange and derivatives transactions with our clients.

The benchmark equity index, the BSE SENSEX, increased by 80.5% from 9,709 at year-end fiscal 2009 to 17,528 at year-end fiscal 2010, compared to a decline of 37.9% during fiscal 2009. We made a profit of Rs. 6.9 billion from our equity portfolio in fiscal 2010, against a loss of Rs. 4.6 billion in fiscal 2009.

We deal in credit derivatives instruments including credit default swaps, credit-linked notes and collateralized debt obligations. These include both funded and non-funded instruments. The notional principal amount of funded instruments at year-end fiscal 2010 was Rs. 28.0 billion compared to Rs. 33.7 billion at year-end fiscal 2009. The notional principal amount of non-funded instruments at year-end fiscal 2010 was Rs. 32.9 billion compared to Rs. 38.7 billion at year-end fiscal 2009. During fiscal 2010, the contraction in credit spreads due to improved global market conditions resulted in reversal of mark-to-market provisions and realized gains of Rs. 5.1 billion compared to a loss of Rs. 3.6 billion in fiscal 2009.

We offer various derivatives products, including options and swaps, to our clients primarily for their risk management purposes. We generally do not carry market risk on client derivatives positions as we cover ourselves in the inter-bank market. Profits or losses on account of currency movements on these transactions are borne by the clients. During fiscal 2009, due to high exchange rate volatility as a result of the financial crisis, a number of clients experienced significant mark-to-market losses in derivatives transactions. On maturity or premature termination of the derivatives contracts, these mark-to-market losses became receivables owed to us. Some clients did not pay their derivatives contract obligations to us in a timely manner and, in some instances, clients filed lawsuits to avoid payment of derivatives contract obligations entirely. In other instances, at the request of clients, we converted overdue amounts owed to us into loans and advances. In October 2008, the Reserve Bank of India issued guidelines requiring banks to classify derivatives contract receivables overdue for 90 days or more as non-performing assets. Pursuant to these guidelines, we reverse derivatives contract receivables in our income statement when they are overdue for 90 days or more. After reversal, any recovery is accounted for only on actual receipt of payment. We pursue a variety of recovery strategies to collect receivables owed in connection with derivatives contracts. These strategies include, among other approaches, set-offs against any other payables to the same client, negotiated settlements, rescheduling of obligations, the exercise of rights against collateral (if available) and legal redress. We select collection strategies and make assessments of collectability based on all available financial information about a client account as well as economic and legal factors that may affect our recovery efforts. In fiscal 2009, we reversed an amount equal to Rs. 4.4 billion under Indian GAAP relating to receivables under derivatives contracts that were overdue for more than 90 days, in accordance with the Reserve Bank of India guidelines. In fiscal 2010, there was a net write back of Rs. 0.4 billion.

The treatment of receivables owed in connection with derivatives contracts differs under US GAAP from that under Indian GAAP. Under US GAAP, these receivables are analyzed to identify the required provisions in the same manner as provisions for loan losses. Accordingly, under US GAAP, the amount receivable by us when a derivatives contract obligation arises is charged to the client’s account and treated like a loan. We periodically conduct a comprehensive analysis of our corporate loan portfolio, including overdue derivatives receivables, to determine appropriate allowances for loan losses. This analysis takes into account both qualitative and quantitative criteria, including among other considerations, the account conduct, future prospects, repayment history and financial performance. This comprehensive analysis includes an account-by-account review of a substantial portion of our corporate loan portfolio, and an allowance is made for probable loss, if any, on each account. In addition to the detailed review of large balance loans, we also classify our portfolio based on the overdue status of each account and classify loans as impaired if principal or interest has remained overdue for more than 90 days.

At year-end fiscal 2010, we had an outstanding net investment of Rs. 33.9 billion in security receipts issued by asset reconstruction companies in relation to the sale of non-performing assets. In accordance with the Reserve Bank of India guidelines on “Prudential norms for classification, valuation and operation of investment portfolio by banks”, all instruments received by banks, whether as consideration for transferred non-performing assets or otherwise, are securities. The Reserve Bank of India guidelines on the valuation and classification of securities apply to these security receipts as well. At the end of each reporting period, security receipts issued by asset reconstruction companies are valued in accordance with the guidelines applicable to such instruments, as prescribed by the Reserve Bank of India from time to time. Accordingly, in cases where the cash flows from security receipts issued by asset reconstruction companies are limited to the actual realization of the financial assets assigned to the instruments in the concerned scheme, we consider the net asset value obtained from the asset reconstruction company from time to time, for the valuation of such investments at each reporting period end and record the mark-to-market adjustment on this basis as part of our income from treasury activities. During fiscal 2010, the mark-to-market loss on this account was Rs. 1.9 billion compared to Rs. 3.3 billion in fiscal 2009.

During fiscal 2010, we capitalized on market opportunities to realize gains from our government securities portfolio and other fixed income positions. However, the opportunities were limited compared to fiscal 2009. We earned a profit of Rs. 8.2 billion on our government securities portfolio and other fixed income positions in fiscal 2010 compared to Rs. 26.5 billion in fiscal 2009. Our fixed income portfolio generally benefits from declining interest rates. During fiscal 2009, subsequent to the bankruptcy filing by Lehman Brothers and the developments with respect to other financial institutions in the United States and United Kingdom, central banks across the world including the Reserve Bank of India announced various monetary easing measures along with infusion of liquidity in the banking system. This led to a sharp reduction in domestic interest rates. The yield on ten-year government of India securities after increasing from 7.94% at year-end fiscal 2008 to a peak of about 9.47% declined sharply to a low of 5.09% at January 5, 2009. We positioned ourselves to take advantage of the change in the interest rate scenario by increasing the duration of the government securities as well as taking trading positions to benefit from the drop in yields. This resulted in significant gains from the fixed income securities during fiscal 2009. During fiscal 2010, concerns over the fiscal deficit together with the Reserve Bank of India’s gradual exit from expansionary monetary policy and inflationary pressures led to expectations of hardening of interest rates. The yield on ten-year government of India securities, after declining in the initial months increased by 81 basis points from 7.01% at year-end fiscal 2009 to 7.82% at year-end fiscal 2010.

Our income from foreign exchange transactions with clients and from margins on derivatives transactions with clients declined from Rs. 10.6 billion in fiscal 2009 to Rs. 7.3 billion in fiscal 2010. This was primarily due to lower client transaction volumes and market activity during this period.

Our subsidiary, ICICI Bank UK had an investment portfolio comprised of bonds, credit-linked notes, asset backed securities and equity of Rs. 148.5 billion at year-end fiscal 2009 and Rs. 89.8 billion at year-end fiscal 2010. The investment portfolio of ICICI Bank UK includes investments of Rs. 140.6 billion at year-end fiscal 2009 and Rs. 81.3 billion at year-end fiscal 2010 classified as “available-for-sale” investments. In the “available-for-sale” investments category, the mark-to-market post-tax loss reflected in the shareholders’ equity decreased from Rs. 12.4 billion at year-end fiscal 2009 to Rs. 4.3 billion at year-end fiscal 2010, due to the impact of tightening credit spreads on the bond portfolio. During fiscal 2009, the mark-to-market post-tax loss reflected in the shareholders’ equity had increased from Rs. 4.1 billion at year-end fiscal 2008 to Rs. 12.4 billion at year-end fiscal 2009.

In October 2008, the UK Accounting Standards Board amended FRS 26 on ‘Financial Instruments: Recognition and Measurement’ and permitted reclassification of financial assets in certain circumstances from the “held for trading” category to the “available-for-sale” category, “held for trading” category to the “loans and receivables” category and from the “available-for-sale” category to the “loans and receivables” category. Pursuant to these amendments ICICI Bank UK in fiscal 2009 had reclassified certain corporate bonds and asset backed securities with fair value of Rs. 34.0 billion from the held for trading category to the available-for-sale category, certain asset backed securities with a fair value of Rs. 0.1 billion from the “held for trading” category of investments to the “loans and receivables” category and certain corporate bonds and asset backed securities with a fair value of Rs. 20.4 billion from the “available-for-sale” category of investments to the “loans and receivables” category. If these reclassifications had not been made, our pre-tax profit for fiscal 2009 would have been reduced by Rs. 2.5 billion and our pre-tax profit for fiscal 2010 would have increased by Rs. 2.3 billion.

Income relating to our insurance business

Income from our insurance business increased by 11.5% from Rs. 183.6 billion in fiscal 2009 to Rs. 204.8 billion in fiscal 2010. Income from our insurance business includes net premium income, fee income and commission income of our life insurance subsidiary amounting to Rs. 182.0 billion and general insurance subsidiary amounting to Rs. 22.8 billion in fiscal 2010 compared to income of Rs. 161.9 billion from our life insurance subsidiary and Rs. 21.7 billion from our general insurance subsidiary in fiscal 2009. The increase in income from our insurance business was from the life insurance business primarily due to an increase our in life insurance business volume (including renewal premiums) and an increase in fees, including fund management fees and policy discontinuation charges.

Income from our life insurance business includes net premium income of Rs. 164.7 billion and fee and other income of Rs. 17.3 billion in fiscal 2010 compared to net premium income of Rs. 153.1 billion and fee and other income of Rs. 8.8 billion from our life insurance business in fiscal 2009.

The net premium income (net of premium on reinsurance ceded) of ICICI Prudential Life Insurance Company increased by 7.6% from Rs. 153.1 billion in fiscal 2009 to Rs. 164.7 billion in fiscal 2010, primarily due to growth in renewal premiums (gross of premium on reinsurance ceded) by 19.4% from Rs. 85.4 billion in fiscal 2009 to Rs. 102.0 billion in fiscal 2010. The renewal premium contributed to 61.7% of total premiums in fiscal 2010. The new business premiums (gross of premium on reinsurance ceded) of ICICI Prudential Life Insurance Company decreased by 7.0% from Rs. 68.1 billion in fiscal 2009 to Rs. 63.3 billion in fiscal 2010 due to declining new business growth in the first half of fiscal 2010, relative to the first half of fiscal 2009. New business premium growth moderated sharply in the second half of fiscal 2009 primarily due to the financial crisis its impact on the equity markets. ICICI Prudential Life Insurance Company’s other income increased from Rs. 8.8 billion in fiscal 2009 to Rs. 17.3 billion in fiscal 2010 primarily due to an increase in fund management fees and policy discontinuation charges. These relate primarily to the unit-linked insurance business. The unit-linked insurance business is comprised of life insurance, pension or health insurance contracts under which the benefits due to the policy holder are determined wholly or partly by reference to the value of underlying asset or index chosen by the policy holder. Therefore, the risks and rewards of the investments made out of premiums paid on linked policies largely lie with policy holders and accordingly the liability on the linked policies moves more or less in line with the movement in the underlying asset or index.

Income from our general insurance business includes net premium income amounting to Rs. 20.7 billion and commission income amounting to Rs. 2.1 billion in fiscal 2010, compared to net premium income of Rs. 18.4 billion and commission income of Rs. 3.3 billion from our general insurance subsidiary in fiscal 2009.

Gross written premiums of ICICI Lombard General Insurance Company decreased marginally by 1.3% from Rs. 37.5 billion in fiscal 2009 to Rs. 37.0 billion in fiscal 2010. The net premium income of ICICI Lombard General Insurance Company increased by 12.5% from Rs. 18.4 billion in fiscal 2009 to Rs. 20.7 billion in fiscal 2010. Until January 1, 2007, almost 70.0% of the general insurance market was subject to price controls under a tariff regime. The general insurance industry was de-tariffed with effect from January 1, 2007 resulting in a reduction in premium rates and in the rate of growth of the industry. Commission income of ICICI Lombard General Insurance Company decreased by 36.4% from Rs. 3.3 billion in fiscal 2009 to Rs. 2.1 billion in fiscal 2010 due to changes in reinsurance arrangements resulting in lower commission income.

Miscellaneous income (including lease income)

Miscellaneous income decreased from Rs. 7.8 billion in fiscal 2009 to Rs. 2.6 billion in fiscal 2010, primarily due to lower profit on buyback of bonds. During fiscal 2009, the spread on foreign currency bonds issued by ICICI Bank and ICICI Bank UK widened significantly. We therefore initiated a buyback of our bonds in the secondary market. During fiscal 2009, our UK subsidiary realized a gain of Rs. 4.0 billion on the buyback of bonds as against Rs. 0.3 billion in fiscal 2010. During fiscal 2009, ICICI Bank realized a gain of Rs. 3.4 billion on buyback of bonds whereas ICICI Bank did not buy back any bonds in fiscal 2010.

During the third quarter of fiscal 2010, ICICI Bank and First Data, a global company engaged in electronic commerce and payment services, formed a merchant acquiring alliance and a new entity, ICICI Merchant Services

Private Limited, which is 81.0% owned by First Data and 19.0% owned by ICICI Bank. ICICI Merchant Services Private Limited acquired ICICI Bank’s merchant acquiring operations through a transfer of assets, primarily comprising fixed assets, receivables and payables, and assumption of liabilities for a total consideration of Rs. 3.7 billion. The Bank realized a profit of Rs. 2.0 billion from this transaction in fiscal 2010, which is included in miscellaneous income.

Lease income of the Bank, net of lease depreciation, decreased by 34.8% from Rs. 0.23 billion in fiscal 2009 to Rs. 0.15 billion in fiscal 2010, primarily due to a reduction in leased assets from Rs. 4.6 billion at year-end fiscal 2009 to Rs. 3.5 billion at year-end fiscal 2010.

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Year ended March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Payments to and provisions for employees	Rs.	39,043	Rs.	36,784	US$	818	(5.8)%
Depreciation on own property		5,966		6,212		138	4.1
Auditor’s fees and expenses		137		148		3	8.0
Other administrative expenses		62,990		51,199		1,139	(18.7)
Operating expenses		108,136		94,343		2,098	(12.8)
Direct marketing agency expenses		6,122		2,413		54	(60.6)
Depreciation on leased assets		2,101		1,416		32	(32.6)
Expenses pertaining to insurance business		165,499		179,160		3,986	8.3
Total non-interest expenses	Rs.	281,858	Rs.	277,332	US$	6,170	(1.6)%

Non-interest expense primarily includes expenses relating to our insurance business, payment to and provision for employees, direct marketing agency expenses and other administrative expenses. The operating expenses were contained at Rs. 277.3 billion in fiscal 2010 compared to Rs. 281.9 billion in fiscal 2009. There was a decrease in direct marketing agency expenses employee expenses and other administrative expenses. There was an increase in expenses related to our insurance business.

Payments to and provisions for employees

 Employee expenses decreased by 5.8% from Rs. 39.0 billion in fiscal 2009 to Rs. 36.8 billion in fiscal 2010, primarily due to a decrease in the employee base, including sales executives, employees on fixed term contracts and interns, from 91,777 at year-end fiscal 2009 to 74,056 at year-end fiscal 2010. This decrease in the employee base was partly offset by the annual increase in salaries and a higher performance bonus payout.

The employee expenses for ICICI Bank decreased by 2.0% from Rs. 19.7 billion in fiscal 2009 to Rs. 19.3 billion in fiscal 2010, despite provision of performance bonuses and performance-linked retention pay for fiscal 2010 while there was no performance bonus or performance-linked retention pay in fiscal 2009. The decrease in employee expenses for ICICI Bank was primarily due to a decrease in the employee base. The employee base, including sales executives, employees on fixed term contracts and interns, at year-end fiscal 2010 was 41,068 compared to 51,835 at year-end fiscal 2009. The employee expenses for ICICI Prudential Life insurance Company decreased by 12.5% from Rs. 10.4 billion in fiscal 2009 to Rs. 9.1 billion in fiscal 2010, due to a decrease in the employee base from 24,518 at year-end fiscal 2009 to 20,295 at year-end fiscal 2010. The employee expenses for ICICI Lombard General Insurance Company decreased by 23.7% from Rs. 3.8 billion in fiscal 2009 to Rs. 2.9 billion in fiscal 2010, due to a decrease in the employee base from 5,697 at year-end fiscal 2009 to 4,650 at year-end fiscal 2010. The reduction in the employee base is due to a decrease in the number of fixed term contract employees, reduced staffing requirements in certain product lines and functions and our overall cost reduction and productivity improvement initiatives.

Depreciation

Depreciation on owned property increased from Rs. 6.0 billion in fiscal 2009 to Rs. 6.2 billion in fiscal 2010, reflecting the addition of new branches. Depreciation on leased assets decreased from Rs. 2.1 billion in fiscal 2009 to Rs. 1.4 billion in fiscal 2010 due to a reduction in assets given on lease.

Other administrative expenses

Other administrative expenses decreased from Rs. 63.0 billion in fiscal 2009 to Rs. 51.2 billion in fiscal 2010, primarily due to a reduction in expenses relating to the retail assets business such as collection expenses and our overall cost reduction initiatives although there was an increase in expenses related to additional branches opened and ATMs installed by ICICI Bank. The reduction in retail collection expenses was due to de-emphasizing on the retail unsecured portfolio. There was a reduction in expenses on account of a decline in printing and stationery, advertisement and publicity and postage and communication expenses in fiscal 2010 compared to fiscal 2009. The number of branches (excluding foreign branches and offshore banking units) and extension counters of ICICI Bank increased from 1,419 at year-end fiscal 2009 to 1,707 at year-end fiscal 2010. The number of ATMs increased from 4,713 at year-end fiscal 2009 to 5,219 at year-end fiscal 2010. The number of branches and offices of our insurance subsidiaries decreased from 2,513 at year-end fiscal 2009 to 2,277 at year-end fiscal 2010.

In fiscal 2009, other administrative expenses included scheme support expenses of Rs. 920 million incurred by ICICI Prudential Asset Management Company Limited. During fiscal 2010, no such scheme support expenses were incurred by ICICI Prudential Asset Management Company Limited. The scheme support expenses were incurred to address market valuation shortfalls in fixed maturity plans and money market schemes due to liquidity constraints and volatility in the fixed income markets; and for compensation against a diminution in the value of shares held in an equity scheme. These measures were taken to protect the interests of investors and to preserve the franchise, although there was no contractual obligation to do so.

Direct marketing agency expenses

Direct marketing agency expenses decreased from Rs. 6.1 billion in fiscal 2009 to Rs. 2.4 billion in fiscal 2010, primarily due to lower retail loan disbursements, lower issuance of new credit cards and rationalization of our payout structure. We use marketing agents, called direct marketing agents or associates, for sourcing our retail assets. We include commissions paid to these direct marketing agents in non-interest expense. In line with the Reserve Bank of India guidelines, these commissions are expensed upfront and not amortized over the life of the loan.

Expenses related to our insurance business

Expenses related to our insurance business includes claims and benefit payouts, commission expenses and reserves for actuarial liability (including the investible portion of the premium on unit-linked policies of our life insurance business). The expenses relating to our insurance business increased by 8.3% from Rs. 165.5 billion in fiscal 2009 to Rs. 179.2 billion in fiscal 2010, primarily due to an increase in life insurance business volume (including renewal premiums) and claims and benefit payouts. The impact of such increases in expenses was reduced to a certain extent by a decline in the commission expenses. The expenses related to our insurance business includes expenses of our life insurance subsidiary amounting to Rs. 158.3 billion and of our general insurance subsidiary amounting to Rs. 20.9 billion in fiscal 2010, compared to expenses of Rs. 146.7 billion for our life insurance subsidiary and Rs. 18.8 billion for our general insurance subsidiary in fiscal 2009.

The expenses of our life insurance business includes reserves for actuarial liabilty of Rs. 150.9 billion, claims and benefit payouts of Rs. 2.9 billion and commission expenses of Rs. 4.5 billion in fiscal 2010 compared to Rs. 139.1 billion of reserves for actuarial liability, Rs. 2.2 billion of claims and benefit payouts and Rs. 5.4 billion of commission expenses in fiscal 2009.

During fiscal 2010, the reserves for the actuarial liability of the life insurance business (including the investible portion of the premium on unit-linked policies) increased from Rs. 139.1 billion in fiscal 2009 to Rs. 150.9 billion in fiscal 2010 primarily due to an increase in the volume of unit-linked insurance business (including renewal premiums). The investible portion of the premium on linked policies of life insurance business represents the amount of premium including renewal premium received on linked policies of life insurance business invested, after deducting charges and the premium for risk coverage, in the underlying asset or index chosen by the policy holder. The claims and benefit payouts increased from Rs. 2.2 billion in fiscal 2009 to Rs. 2.9 billion in fiscal 2010, due to an increase in death and health claims together with the increase in payment of survival benefits. Commission expenses decreased by 16.7% from Rs. 5.4 billion in fiscal 2009 to Rs. 4.5 billion in fiscal 2010 despite the increase in total premium, primarily due to an increase in the proportion of renewal premium of our life insurance business to total premium of the business and an increase in the proportion of pension business in our life insurance new business premium. Commission rates for pension products are lower compared to the other products. In line with Indian accounting norms for insurance companies, we do not amortize the customer acquisition cost, but account for the expenses upfront.

The expenses of general insurance business includes claims and benefit payouts of Rs. 18.9 billion and Rs. 2.0 billion of commission expenses in fiscal 2010 compared to Rs. 16.9 billion of claims and benefit payouts and Rs. 1.9 billion of commission expenses in fiscal 2009. The claims and benefit payouts of ICICI Lombard General Insurance Company increased from Rs. 16.9 billion in fiscal 2009 to Rs. 18.9 billion in fiscal 2010, primarily due to an increase in motor and health claims.

Provisions for Restructured Loans and Non-performing Assets

We classify our loans and credit substitutes in accordance with the Reserve Bank of India guidelines into performing and non-performing assets. Further, non-performing assets are classified into substandard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India. The Reserve Bank of India has separate guidelines for restructured loans. A fully secured standard loan can be restructured by rescheduling principal repayments and/or the interest element, but must be separately disclosed as a restructured loan in the year of restructuring. Similar guidelines apply to restructuring of substandard and doubtful loans. See also “Business—Classification of Loans”.

The following table sets forth, at the dates indicated, certain information regarding restructured loans.

	At March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Gross restructured loans	Rs.	61,368	Rs.	62,662	US$	1,394	2.1%
Provisions for restructured loans		(1,736)		(2,758)		(61)	58.9
Net restructured loans	Rs.	59,632	Rs.	59,904	US$	1,333	0.5
Gross customer assets	Rs.	2,892,808	Rs.	2,601,135	US$	57,867	(10.1)
Net customer assets		2,836,439		2,536,941		56,439	(10.6)
Gross restructured loans as a percentage of gross customer assets		2.12%		2.41%
Net restructured loans as a percentage of net customer assets		2.10%		2.36%

Gross restructured loans increased by 2.1% from Rs. 61.4 billion at year-end fiscal 2009 to Rs. 62.7 billion at year-end fiscal 2010 primarily due to stress experienced by certain borrowers in the services and textiles sectors. After restructuring, based on the satisfactory performance of the borrower over a period of time, the restructured account is upgraded, and removed from this category. During fiscal 2010, the Bank upgraded corporate borrower accounts aggregating Rs. 33.5 billion primarily in the oil and petrochemical sector based on payment performance. During fiscal 2009, there were no such upgrades. As a percentage of net customer assets, net restructured loans were 2.36% at year-end fiscal 2010 compared to 2.10% at year-end fiscal 2009. During fiscal 2010, the diminution in fair value of restructured loans, including funded interest reversal charged to the profit and loss account amounted to Rs. 2.6 billion, compared to Rs. 0.1 billion in fiscal 2009.

All standard restructured loans must be fully secured by tangible assets. In December 2008, the Reserve Bank of India permitted banks to undertake one-time restructuring of loans classified as real estate exposures and to undertake a second restructuring for accounts that were previously restructured, without downgrading such accounts to the non-performing category, up to June 30, 2009. The Reserve Bank of India also permitted banks to classify all eligible accounts that met the basic criteria for restructuring and which were classified as standard at September 1, 2008, as standard accounts irrespective of their subsequent asset classification. This treatment was subject to banks receiving an application from the borrower for restructuring the loan at or before year-end fiscal 2009 and to the implementation of the restructuring package within 120 days from the date of receipt of the application. During fiscal 2010, the Bank restructured loans aggregating Rs. 53.1 billion, including eight borrower accounts restructured for a second time up to June 30, 2009 aggregating Rs. 24.3 billion.

The following table sets forth, at the dates indicated, certain information regarding non-performing assets.

	At March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Gross non-performing assets(1)	Rs.	99,921	Rs.	105,821	US$	2,354	5.9
Provisions for non-performing assets(1)		(52,580)		(59,083)		(1,314)	12.4
Net non-performing assets(1)	Rs.	47,341	Rs.	46,738	US$	1,040	(1.3)

Gross customer assets		2,892,808		2,601,135		57,867	(10.1)
Net customer assets		2,836,439		2,536,941		56,439	(10.6)
Gross non-performing assets as a percentage of gross customer assets		3.45%		4.07%
Net non-performing assets as a percentage of net customer assets		1.67%		1.84%

_____________
(1)	Includes loans identified as impaired in line with the guidelines issued by regulators of the respective subsidiaries.

Gross non-performing assets increased by 5.9% from Rs. 99.9 billion at year-end fiscal 2009 to Rs. 105.8 billion at year-end fiscal 2010, net of write-off of unsecured and small value secured retail loans aggregating Rs. 27.5 billion during fiscal 2010. These loans were fully provided for at the date of write-off. During fiscal 2009, we wrote-off corporate and retail loans aggregating Rs. 24.2 billion (consisting of corporate loans of Rs. 5.9 billion and retail loans of Rs. 18.3 billion). The additions (gross of write-off) to our retail gross non-performing loans during fiscal 2010 amounted to Rs. 34.2 billion compared to Rs. 42.1 billion during fiscal 2009. We experienced an increase in non-performing loans in our retail portfolio in fiscal 2009 and fiscal 2010, due to the seasoning of the portfolio and higher level of defaults in unsecured personal loans and credit card receivables due to challenges in collections and the impact of the adverse macroeconomic environment in fiscal 2009. Retail gross non-performing loans constituted 63.3% of total gross non-performing assets at year-end fiscal 2010 compared to 72.4% at year-end fiscal 2009. In fiscal 2010, our non-performing assets in foreign currency increased mainly due to certain borrowers from the food and beverages, auto and services - finance sectors experiencing financial difficulties or being extended concessionary modifications in the repayment of loans by our overseas banking subsidiaries.

We sold Rs. 7.6 billion of net non performing assets, including Rs. 7.5 billion of mortgage loans, to asset reconstruction companies in fiscal 2010. In fiscal 2009 we sold Rs. 6.8 billion of our net non-performing assets to asset reconstruction companies, including mortgage loans of Rs. 5.6 billion. We also sold net non-performing assets of Rs. 479 million to companies, other than asset reconstruction companies in fiscal 2010. See also “Business — Classification of Loans — Non-Performing Asset Strategy”.

As a percentage of net customer assets, net non-performing assets were 1.8% at year-end fiscal 2010, compared to 1.7% at year-end fiscal 2009. The net non-performing loans in the retail portfolio increased from 2.6% of net retail loans at year-end fiscal 2009 to 2.8% of net retail loans at year-end fiscal 2010, primarily due to a decline in net retail loans.

The following table sets forth, for the periods indicated, the composition of provisions and contingencies, excluding provisions for tax.

	Year ended March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Provision for investments (including credit substitutes) (net)	Rs.	6,305	Rs.	328	US$	7	(94.8)%
Provision for non-performing assets		37,707		44,898		999	19.1
Provision for standard assets		1,409		(153)		(3)	–
Others		(304)		514		11	–
Total provisions and contingencies (excluding tax)	Rs.	45,117	Rs.	45,587	US$	1,014	1.0%

Provisions are made by ICICI Bank on standard, substandard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and unsecured portions of doubtful assets are provided/written off to the extent required by Reserve Bank of India guidelines. Subject to the minimum provisioning levels prescribed by the Reserve Bank of India, provisions on retail non-performing loans are made at the borrower level in accordance with the provisioning policy of ICICI Bank. The specific provisions on retail loans held by ICICI Bank are higher than the minimum regulatory requirement. See also “Business — Classification of Loans”.

Provisions and contingencies (excluding provisions for tax) increased by 1.0% from Rs. 45.1 billion in fiscal 2009 to Rs. 45.6 billion in fiscal 2010, primarily due to a higher level of specific provisioning for retail non-performing loans and an increase in provisions for restructured corporate assets, offset, in part, by a reduction in provision for investments and a net write-back of provision for standard assets. The increase in specific provisioning for retail non-performing loans primarily reflects the seasoning of the secured loan portfolio and relatively higher losses on the unsecured portfolio, challenges in collections and the impact of adverse macro-economic environment in fiscal 2009.

In the second quarter review of monetary policy for fiscal 2010, the Reserve Bank of India directed banks to ensure that their total provisioning coverage ratio against non-performing loans is not less than 70.0% by end-September 2010. On December 1, 2009, the Reserve Bank of India issued detailed guidelines on provisioning coverage for advances by banks. In March 2010, the Reserve Bank of India permitted ICICI Bank to reach the stipulated provisioning coverage ratio of 70.0% in a phased manner by March 31, 2011. ICICI Bank’s provisioning coverage ratio at year-end fiscal 2010 computed as per the Reserve Bank of India guidelines was 59.5%. At June 30, 2010, the Bank’s provisioning coverage ratio was 64.8%.

Provision for investments decreased from Rs. 6.3 billion in fiscal 2009 to Rs. 0.3 billion in fiscal 2010. In fiscal 2009, provision for investments was higher primarily due to the impairment provision for investments held by our consolidating venture capital funds and other provisions of Rs. 4.2 billion made by ICICI Bank UK, primarily on its investments in securities issued by Lehman Brothers after the failure of Lehman Brothers.

During fiscal 2010, the Bank did not make additional general provisions on standard assets. In November 2009, the Reserve Bank of India issued guidelines reducing the general provision requirement. However, these guidelines did not permit a write-back of excess provisions already made and we therefore held a cumulative general provision of Rs. 14.4 billion at year-end fiscal 2010 compared to the general provision requirement as per the revised guidelines of Rs. 7.3 billion. There was a reversal of general provision on standard assets in our subsidiaries amounting to Rs. 153 million.

Provisions, including general provisions on performing assets, as a percentage of gross customer assets were 3.0% at year-end fiscal 2010 compared to 2.5% at year-end fiscal 2009.

Tax Expense

Income tax expense increased by 9.4% from Rs. 15.9 billion in fiscal 2009 to Rs. 17.4 billion in fiscal 2010. The effective tax rate of 26.4% in fiscal 2010 was lower compared to the effective tax rate of 32.0% in fiscal 2009, primarily due to a change in the mix of taxable profits having a higher component of exempt income, and the abolition of fringe benefit tax. In fiscal 2009, fringe benefit tax expense was Rs. 659 million. These positive effects were moderated by a negative impact arising from the revaluation of deferred tax assets on account of a reduction in surcharge on tax from 10.0% to 7.5% by the Finance Act, 2010.

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Cash and cash equivalents	Rs.	350,614	Rs.	471,441	US$	10,488	34.5%
Investments		1,481,070		1,863,198		41,451	25.8
Advances (net of provisions)		2,661,305		2,257,781		50,229	(15.2)
Fixed assets		44,975		38,623		859	(14.1)
Other assets		288,946		262,430		5,838	(9.2)
Total assets	Rs.	4,826,910	Rs.	4,893,473	US$	108,865	1.4%

Our total assets increased marginally from Rs. 4,826.9 billion at year-end fiscal 2009 to Rs. 4,893.5 billion at year-end fiscal 2010, primarily due to an increase in cash and cash equivalents and investments. Net advances decreased by 15.2% from Rs. 2,661.3 billion at year-end fiscal 2009 to Rs. 2,257.8 billion at year-end fiscal 2010.

Cash and cash equivalents

Cash and cash equivalents include cash in hand, and balances with the Reserve Bank of India and other banks, including money at call and on short notice. Cash and cash equivalents increased from Rs. 350.6 billion at year-end fiscal 2009 to Rs. 471.4 billion at year-end fiscal 2010. The increase was primarily due to an increase in balances held with the Reserve Bank of India. Balances with the Reserve Bank of India increased from Rs. 146.8 billion at year-end fiscal 2009 to Rs. 241.7 billion at year-end fiscal 2010, due to a higher level of liquidity on that date and on account of the 75 basis point increase in the cash reserve ratio from 5.00% to 5.75%.

Investments

Total investments increased by 25.8% from Rs. 1,481.1 billion at year-end fiscal 2009 to Rs. 1,863.2 billion at year-end fiscal 2010, primarily due to an increase in investments held to cover linked liabilities of ICICI Prudential Life Insurance Company and an increase in investment in government and other approved securities. Investments held to cover the liabilities on unit-linked insurance policies of ICICI Prudential Life Insurance Company increased by 79.9% from Rs. 286.1 billion at year-end fiscal 2009 to Rs. 514.7 billion at year-end fiscal 2010, due to the mark-to-market impact of improvement in the capital markets and the increase in our insurance business. Investments in government and other approved securities increased due to a 100 basis point increase in the statutory liquidity ratio requirement applicable to ICICI Bank from 24.0% to 25.0% during fiscal 2010, although the reduction in domestic net demand and time liabilities had a moderating effect. At year-end fiscal 2010, we had an outstanding net investment of Rs. 33.9 billion in security receipts issued by asset reconstruction companies in relation to sales of non-performing assets compared to Rs. 32.2 billion at year-end fiscal 2009.

Advances

Net advances decreased by 15.2% from Rs. 2,661.3 billion at year-end fiscal 2009 to Rs. 2,257.8 billion at year-end fiscal 2010, primarily due to a decrease in retail advances, advances of our overseas branches and advances of our overseas banking subsidiaries. Net retail advances of ICICI Bank (including dealer financing and developer financing) decreased by 25.6% from Rs. 1,062.0 billion at year-end fiscal 2009 to Rs. 790.5 billion at year-end fiscal 2010. Advances of our overseas branches and subsidiaries decreased primarily due to the impact of rupee appreciation on foreign currency denominated advances. Net advances of our overseas branches (including our offshore banking unit) decreased in US dollar terms by 6.5% from US$ 10.7 billion at year-end fiscal 2009 to US$

10.0 billion at year-end fiscal 2010, and in rupee terms by 16.9% from Rs. 542.9 billion at year-end fiscal 2009 to Rs. 451.4 billion at year-end fiscal 2010. Net advances of overseas subsidiaries increased marginally in US dollar terms by 2.6% from US$ 7.6 billion at year-end fiscal 2009 to US$ 7.8 billion at year-end fiscal 2010, while in rupee terms, net advances of overseas subsidiaries decreased by 10.1% from Rs. 387.1 billion at year-end fiscal 2009 to Rs. 347.9 billion at year-end fiscal 2010.

Fixed and other assets

Fixed assets include premises, furniture and fixtures, assets given on lease and other fixed assets. Fixed assets decreased by 14.1% from Rs. 45.0 billion at year-end fiscal 2009 to Rs. 38.6 billion at year-end fiscal 2010 due to sale or surrender of certain properties, sale of fixed assets of merchant acquiring business and annual depreciation charge. Other assets decreased by 9.2% from Rs. 288.9 billion at year-end fiscal 2009 to Rs. 262.4 billion at year-end fiscal 2010.

Liabilities and Stockholders’ Equity

The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders’ equity.

	At March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Deposits	Rs.	2,618,558	Rs.	2,415,723	US$	53,742	(7.7)%
Borrowings(1)		1,160,664		1,156,983		25,739	(0.3)
Proposed dividend (including corporate dividend tax)		13,872		15,136		337	9.1
Other liabilities		556,936		779,962		17,352	40.0
Minority interest		9,105		12,704		283	39.5
Total liabilities		4,359,135		4,380,508		97,453	0.5
Equity share capital		11,133		11,149		248	0.1
Reserves and surplus		456,642		501,816		11,164	9.9
Total liabilities (including capital and reserves)	Rs.	4,826,910	Rs.	4,893,473	US$	108,865	1.4%
_____________
(1)	Includes subordinated debt and redeemable non-cumulative preference shares.

Our total liabilities (including capital and reserves) increased marginally from Rs. 4,826.9 billion at year-end fiscal 2009 to Rs. 4,893.5 billion at year-end fiscal 2010, primarily due to an increase in borrowings and other liabilities (including liabilities on insurance policies in force) and retained earnings. During fiscal 2010, deposits decreased by 7.7% from Rs. 2,618.6 billion at year-end fiscal 2009 to Rs. 2,415.7 billion at year-end fiscal 2010.

Deposits

Deposits decreased by 7.7% from Rs. 2,618.6 billion at year-end fiscal 2009 to Rs. 2,415.7 billion at year-end fiscal 2010, primarily due to our conscious strategy of reducing wholesale term deposits. During fiscal 2010, ICICI Bank focused on rebalancing its funding mix by increasing the share of current and savings account deposits in total deposits. The Bank’s current and savings account deposits increased from Rs. 626.7 billion at year-end fiscal 2009 to Rs. 842.2 billion at year-end fiscal 2010 and the ratio of current and savings account deposits to the Bank’s total deposits increased from 28.7% to 41.7%. ICICI Bank’s savings account deposits increased from Rs. 410.4 billion at year-end fiscal 2009 to Rs. 532.2 billion at year-end fiscal 2010.

Since fiscal 2009, ICICI Bank UK has focused on re-balancing its deposit base towards term deposits in order to increase the proportion of its deposits that may be deployed in medium-term loan assets. Accordingly, ICICI Bank UK’s savings deposits declined from Rs. 84.8 billion at year-end fiscal 2009 to Rs. 58.8 billion at year-end fiscal 2010.

Our total term deposits decreased from Rs. 1,880.8 billion at year-end fiscal 2009 to Rs. 1,478.0 billion at year-end fiscal 2010, while savings deposits increased from Rs. 515.1 billion at year-end fiscal 2009 to Rs. 622.2 billion at year-end fiscal 2010. Total deposits at year-end fiscal 2010 formed 67.6% of our funding (i.e., deposits, borrowings and subordinated debt).

Borrowings

Borrowings (including redeemable non-cumulative preference shares and subordinated debt) decreased marginally by 0.3% from Rs. 1,160.7 billion at year-end fiscal 2009 to Rs. 1,157.0 billion at year-end fiscal 2010. Although capital-eligible rupee borrowings in the nature of subordinated debt increased, the impact of rupee appreciation on foreign currency denominated borrowings led to an overall decrease in the level of borrowings.

The Reserve Bank of India has issued guidelines effective April 1, 2010, which require repurchase transactions (currently accounted for as sale and repurchase) to be accounted for as borrowing and lending. This will be reflected in our financial statements for fiscal 2011. At year-end fiscal 2010, outstanding amount of securities sold through repurchase transactions with other banks and financial institutions was Rs. 48.6 billion compared to Rs. 48.1 billion at year-end fiscal 2009.

Proposed dividend

In India, dividends declared for a fiscal year are normally paid out in the following year. We declared a dividend of Rs. 11.00 per equity share for fiscal 2009, which was paid out in fiscal 2010. We declared a dividend of Rs. 12.00 per equity share for fiscal 2010, which was paid out in fiscal 2011.

Other liabilities

Other liabilities primarily consist of liabilities on insurance policies in force, pertaining to our insurance subsidiaries. Other liabilities increased by 40.0% from Rs. 556.9 billion at year-end fiscal 2009 to Rs. 780.0 billion at year-end fiscal 2010 primarily due to an increase in liabilities on policies in force of our life insurance business from Rs. 310.5 billion at year-end fiscal 2009 to Rs. 539.7 billion at year-end fiscal 2010. This was in line with the mark-to-market impact of improvement in the capital markets on the assets and liabilities of unit-linked insurance plans.

Equity share capital and reserves

Stockholders’ equity increased from Rs. 467.8 billion at year-end fiscal 2009 to Rs. 513.0 billion at year-end fiscal 2010 primarily due to retained earnings for fiscal 2010 and mark-to-market gains on investments classified as available for sale securities by ICICI Bank UK. Minority interest increased by 39.5% from Rs. 9.1 billion at year-end fiscal 2009 to Rs. 12.7 billion at year-end fiscal 2010, primarily due to an increase of Rs. 13.1 billion in reserves of our insurance subsidiaries, in which the minority shareholding is approximately 26.0%.

Fiscal 2009 to Fiscal 2008

Summary

Net profit increased by 5.3% from Rs. 34.0 billion in fiscal 2008 to Rs. 35.8 billion in fiscal 2009, primarily due to a 17.2% increase in net interest income and a 7.5% increase in non-interest income, offset, in part, by a 49.5% increase in provisions (excluding provision for tax) and a 4.2% increase in non-interest expenses. The increase in provisions (excluding provision for tax) was primarily due to a higher level of specific provisioning on non-performing loans, though the lower general provisioning on standard loans lessened this impact.

Net interest income increased by 17.2% from Rs. 83.3 billion in fiscal 2008 to Rs. 97.6 billion in fiscal 2009, reflecting an increase in net interest margin by 13 basis points from 2.30% in fiscal 2008 to 2.43% for fiscal 2009 and an increase of 15.3% in the average volume of interest earning assets, in rupee terms.

Non-interest income increased by 7.5% from Rs. 259.6 billion in fiscal 2008 to Rs. 279.0 billion in fiscal 2009, primarily due to an increase in income from our insurance business from Rs. 159.9 billion in fiscal 2008 to Rs. 183.6 billion in fiscal 2009 and an increase in miscellaneous income (including lease income) from Rs. 0.8 billion in fiscal 2008 to Rs. 7.8 billion in fiscal 2009.

Non-interest expense increased by 4.2% from Rs. 270.4 billion in fiscal 2008 to Rs. 281.9 billion in fiscal 2009, primarily due to an increase of 15.9% in expenses pertaining to insurance business and an increase of 19.9% in rent, taxes and lighting expenses, offset, in part by a 61.1% decrease in direct marketing agency expenses from Rs. 15.7 billion in fiscal 2008 to Rs. 6.1 billion in fiscal 2009.

Provisions and contingencies (excluding provisions for tax) increased by 49.5% from Rs. 30.2 billion in fiscal 2008 to Rs. 45.1 billion in fiscal 2009, primarily due to a higher level of specific provisioning on non-performing retail loans, though the lower general provisioning on standard loans reduced this impact. The increase in retail non-performing loans was due to the seasoning of the secured loan portfolio, relatively higher losses in the unsecured portion of the portfolio and the adverse macro-economic environment.

Gross restructured loans increased by 26.8% from Rs. 48.4 billion at year-end fiscal 2008 to Rs. 61.4 billion at year-end fiscal 2009. Gross non-performing assets increased by 28.2% from Rs. 78.0 billion at year-end fiscal 2008 to Rs. 99.9 billion at year-end fiscal 2009, primarily due to an increase in retail non-performing loans due to higher delinquencies in the unsecured retail loan portfolio and the seasoning of the overall retail loan portfolio.

Total assets decreased by 0.6% from Rs. 4,856.2 billion at year-end fiscal 2008 to Rs. 4,826.9 billion at year-end fiscal 2009 primarily due to a decrease in investments by Rs. 119.4 billion, reflecting the lower statutory liquidity ratio requirement and the decline in demand and time liabilities requiring the maintenance of this ratio, and the decrease in cash and balances held with the Reserve Bank of India by Rs. 118.5 billion, reflecting a reduction in the cash reserve ratio requirement.

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Year ended March 31,
	2008		2009		2009		2009/2008 % change
	(in millions, except percentages)
Interest income(1)	Rs.	340,950	Rs.	362,507	US$	8,065	6.3%
Interest expense		(257,670)		(264,873)		(5,893)	2.8
Net interest income	Rs.	83,280	Rs.	97,634	US$	2,172	17.2%
_____________
(1)	Tax exempt income has not been recalculated on a tax-equivalent basis.

Net interest income (net of amortization of premium on government securities) increased by 17.2% from Rs. 83.3 billion in fiscal 2008 to Rs. 97.6 billion in fiscal 2009 reflecting mainly the following:

•
an increase of Rs. 555.3 billion or 15.3% in the average volume of interest-earning assets (after taking into account the impact of depreciation of the rupee on the rupee equivalent of foreign currency denominated assets); and

•	an increase in net interest margin by 13 basis points from 2.30% in fiscal 2008 to 2.43% in fiscal 2009.

The average volume of interest-earning assets increased by 15.3% or Rs. 555.3 billion from Rs. 3,627.6 billion in fiscal 2008 to Rs. 4,182.9 billion in fiscal 2009, primarily due to an increase in average advances by Rs. 293.9 billion and an increase in average investments by Rs. 255.9 billion. Average advances increased by 12.9% from Rs. 2,284.6 billion in fiscal 2008 to Rs. 2,578.6 billion in fiscal 2009, primarily due to an increase in non-retail advances, offset, in part, by a decrease in retail advances. While the net advances of our overseas branches (including our offshore banking unit) decreased by US$ 1.2 billion or 10.1% from US$ 11.9 billion at year-end fiscal 2008 to US$ 10.7 billion at year-end fiscal 2009, the net advances of our overseas branches, in rupee terms, increased by 13.7% from Rs. 477.5 billion at year-end fiscal 2008 to Rs. 542.9 billion at year-end fiscal 2009 due to the impact of rupee depreciation in fiscal 2009. Advances of our overseas subsidiaries increased, in rupee terms, from Rs. 195.2 billion at year-end fiscal 2008 to Rs. 387.1 billion at year-end fiscal 2009. Average interest-earning investments increased by 25.0% from Rs. 1,024.5 billion in fiscal 2008 to Rs. 1,280.4 billion in fiscal 2009, primarily due to the increase in average interest-earning non-statutory liquidity ratio investments, offset, in part, by the decrease in average statutory liquidity ratio investments. Average statutory liquidity ratio investments decreased due to reduction in domestic net demand and time liabilities and a reduction of 100 basis points in the statutory liquidity ratio requirement from 25.0% to 24.0% during fiscal 2009.

Interest income increased by 6.3% from Rs. 341.0 billion in fiscal 2008 to Rs. 362.5 billion in fiscal 2009, primarily due to an increase of 15.3% in the average volume of interest-earning assets from Rs. 3,627.6 billion in fiscal 2008 to Rs. 4,182.9 billion in fiscal 2009. The overall yield on average interest-earning assets decreased by 64 basis points from 9.4% for fiscal 2008 to 8.8% for fiscal 2009, primarily due to a decrease in yield on investments by 111 basis points from 9.5% for fiscal 2008 to 8.4% for fiscal 2009, offset, in part, by a reduction in the cash reserve ratio requirement from 7.5% at the beginning of fiscal 2009 to 5.0% at the end of fiscal 2009. As cash reserve ratio balances do not earn any interest income, the reduction in the required level of cash reserve ratio resulted in a positive impact on yield on interest-earning assets. Yield on average interest-earning investments decreased primarily due to a decrease of 86 basis points in the yield of foreign currency investments from 5.6% for fiscal 2008 to 4.7% for fiscal 2009.

Interest income was positively impacted by the receipt of interest of Rs. 3.4 billion on our income tax refund in fiscal 2009 compared to Rs. 0.9 billion in fiscal 2008 and negatively impacted by a loss on securitization (including credit losses on existing pools) of Rs. 3.2 billion in fiscal 2009.

Total interest expense increased by 2.8% from Rs. 257.7 billion in fiscal 2008 to Rs. 264.9 billion in fiscal 2009, primarily due to an increase of 34.9% in average interest-bearing liabilities from Rs. 964.9 billion in fiscal 2008 to Rs. 1,301.2 billion in fiscal 2009, offset by a 53 basis points decrease in the cost of funds from 7.4% in fiscal 2008 to 6.8% in fiscal 2009. Average deposits, with a cost of 7.1% in fiscal 2009, constituted 66.5% of total average interest-bearing liabilities compared to 72.5% of the total average interest-bearing liabilities with a cost of 7.4% in fiscal 2008. The decrease in average deposits as a percentage of total funding was primarily on account of our conscious strategy of reducing our wholesale term deposit base. Our cost of funds decreased from 7.4% in fiscal 2008 to 6.8% in fiscal 2009. The cost of deposits decreased by 30 basis points from 7.4% in fiscal 2008 to 7.1% in fiscal 2009, as a consequence of an increase in the ratio of low-cost current account and savings account deposits in total deposits, offset, in part, by high interest-bearing wholesale deposits raised during the quarter ended December 31, 2008. The average cost of total borrowings including subordinated debt decreased by 97 basis points from 7.3% in fiscal 2008 to 6.3% in fiscal 2009, primarily due to a decrease in the cost of foreign currency borrowings as the benchmark rate (LIBOR) decreased.

Our net interest margin is expected to continue to be lower than other banks in India until we increase the proportion of low-cost deposits and retail deposits in our total funding. Our net interest margin is also impacted by the relatively lower net interest margin earned by our overseas branches and subsidiaries. See also “Risk Factors — Risks Relating to Our Business — Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”.

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

	Year ended March 31,
	2008		2009		2009		2009/2008 % change
	(in millions, except percentages)
Commission, exchange and brokerage	Rs.	67,673	Rs.	65,748	US$	1,463	(2.8)%
Profit/(loss) on sale of investments (net)		34,042		24,318		541	(28.6)%
Profit/(loss) on revaluation of investments (net)		(4,788)		(4,432)		(99)	(7.4)%
Profit/(loss) on sale of land, buildings and other assets (net)		613		15		–	(97.6)%
Profit/(loss) on foreign exchange transactions (net)		1,280		1,965		44	53.5%
Income pertaining to insurance business		159,920		183,582		4,084	14.8%
Miscellaneous income (including lease income)		841		7,828		174	831.6%
Total non-interest income	Rs.	259,581	Rs.	279,024	US$	6,207	7.5%

Non-interest income increased by 7.5% from Rs. 259.6 billion in fiscal 2008 to Rs. 279.0 billion in fiscal 2009, primarily due to a 14.8% increase in income pertaining to our insurance business from Rs. 159.9 billion in fiscal 2008 to Rs. 183.6 billion in fiscal 2009, a 53.5% increase in net profit on foreign exchange transactions from Rs. 1.3 billion in fiscal 2008 to Rs. 2.0 billion in fiscal 2009, a 7.4% decrease in net loss on revaluation of investments from Rs. 4.8 billion in fiscal 2008 to Rs. 4.4 billion in fiscal 2009 and an increase in miscellaneous income (including lease income) from Rs. 841 million in fiscal 2008 to Rs. 7.8 billion in fiscal 2009, offset, in part, by a 28.6% decrease in profit on sale of investments from Rs. 34.0 billion in fiscal 2008 to Rs. 24.3 billion in fiscal 2009.

Income pertaining to our insurance business representing premium income of our life and general insurance subsidiaries increased by 14.8% from Rs. 159.9 billion in fiscal 2008 to Rs. 183.6 billion in fiscal 2009. The income pertaining to our insurance business includes Rs. 161.9 billion from our life insurance business and Rs. 21.7 billion from our general insurance business. The total premium income of ICICI Prudential Life Insurance Company increased by 13.2% from Rs. 135.6 billion in fiscal 2008 to Rs. 153.6 billion in fiscal 2009. The new business premium (on a weighted received premium basis) of ICICI Prudential Life Insurance Company decreased by 22.9% from Rs. 66.8 billion in fiscal 2008 to Rs. 51.5 billion in fiscal 2009. However, our renewal premium increased by 60.4% from Rs. 55.3 billion in fiscal 2008 to Rs. 88.7 billion in fiscal 2009. The gross written premium (excluding share of motor third party insurance pool) of ICICI Lombard General Insurance Company increased by 3.3% from Rs. 33.5 billion in fiscal 2008 to Rs. 34.6 billion in fiscal 2009. There was a slowdown in the growth of the general insurance industry in India due to de-tariffing, wherein insurance premiums were freed from price controls resulting in a significant reduction in premium rates.

Commission, exchange and brokerage income decreased by 2.8% from Rs. 67.7 billion in fiscal 2008 to Rs. 65.7 billion in fiscal 2009, primarily due to lower fee income from corporate and retail customers. Fee income in the second half of fiscal 2009 was impacted by the slowdown in the domestic economy and continued turmoil in the international markets. The high interest rates prevalent for a large part of the year, combined with our strategy to moderate balance sheet growth impacted domestic lending activity, with retail disbursements slowing down considerably. This resulted in low retail asset related fees in fiscal 2009. Sales of third party products such as insurance and mutual funds slowed down considerably in the second half of fiscal 2009 resulting in lower third party distribution fees. Our commission, exchange and brokerage income was impacted by the level of corporate activity, the demand for retail financial products and the overall level of economic and trade activity. Volatile market conditions also had an adverse impact on mergers and acquisitions activity by Indian companies, affecting our fee and other income related to such activity. We have experienced a decline in these income streams since the second half of fiscal 2009 as a result of the general decline in business activity during the global financial crisis and economic turmoil. Commission, exchange and brokerage of our banking subsidiaries decreased by 24.9% from Rs. 5.0 billion in fiscal 2008 to Rs. 3.8 billion in fiscal 2009, primarily due to a decrease in advisory and structuring fees. Commission, exchange and brokerage of our security brokering and primary dealership subsidiaries decreased from Rs. 7.6 billion in fiscal 2008 to Rs. 5.0 billion in fiscal 2009, primarily due to adverse conditions in both equity and fixed income markets and lower equity trading volumes.

Income from foreign exchange transactions increased by 53.5% from Rs. 1.3 billion in fiscal 2008 to Rs. 2.0 billion in fiscal 2009, primarily due to an increase in income from the merchant foreign exchange and client-related derivatives business in our Canadian subsidiary, offset, in part, by a mark-to-market and realized loss of Rs. 3.6 billion on our credit derivatives portfolio. At year-end fiscal 2009, we had a credit derivatives portfolio of Rs. 72.4 billion, including funded investments of Rs. 33.7 billion in credit derivatives instruments such as credit default swaps, credit-linked notes and collateralized debt obligations. The entire exposure is to Indian corporates. During fiscal 2009, we sold our entire non-India linked credit derivatives portfolio on which we realized a loss of about Rs. 6.6 billion, which was provided for in fiscal 2008.

We offer various derivatives products, including options and swaps, to our clients primarily for their risk management purposes. We generally do not carry market risk on client derivatives positions as we cover ourselves in the inter-bank market. Profits or losses on account of currency movements on these transactions are borne by the clients. During fiscal 2009, due to high exchange rate volatility as a result of the financial crisis, a number of clients experienced significant mark-to-market losses in derivatives transactions. On maturity or premature termination of the derivatives contracts, these mark-to-market losses became receivables owed to us. Some clients did not pay their derivatives contract obligations to us in a timely manner and, in some instances, clients filed lawsuits to avoid payment of derivatives contract obligations entirely. In other instances, at the request of clients, we converted the overdue amounts owed to us into loans and advances. In October 2008, the Reserve Bank of India issued guidelines requiring banks to classify derivatives contract receivables overdue for 90 days or more as non-performing assets. Pursuant to these guidelines we reverse derivatives contracts receivables in our income statement when they are overdue for 90 days or more. After reversal, any recovery is accounted for only on actual receipt of payment. Accordingly, in fiscal 2009, we reversed an amount equal to Rs. 4.4 billion under Indian GAAP relating to receivables under derivatives contracts that were overdue for more than 90 days.

At year-end fiscal 2008, we had an investment of approximately €57 million in senior bonds of Lehman Brothers, through our UK subsidiary, which we fully provided for during fiscal 2009. We have an insignificant amount of unreceived premium due from Lehman Brothers for protection sold in certain credit derivatives transactions, which are in the process of being novated. The mark-to-market loss of Rs. 12.4 billion at year-end fiscal 2009 on investment classified as “available for sale securities” in our UK and Canadian subsidiaries is directly reflected in the shareholders’ equity.

In October 2008, the UK Accounting Standards Board amended FRS 26 on “Financial Instruments: Recognition and Measurement” and permitted the reclassification of financial assets in certain circumstances from the “held for trading” category to the “available for sale” category, from the “held for trading” category to the “loans and receivables” category and from the “available for sale” category to the “loans and receivables” category. Pursuant to these amendments, during fiscal 2009, ICICI Bank UK transferred certain assets with a fair value of Rs. 34.0 billion from the held for trading category to the “available for sale” category, certain assets with a fair value of Rs. 0.1 billion from the held for trading category of investments to “the loans and receivables” category and certain assets with a fair value of Rs. 20.4 billion from the “available for sale” category of investments to “the loans and receivables” category. If these reclassifications had not been made, our profit for fiscal 2009 would have been lower by Rs. 2.5 billion.

Our mark-to-market provisions against available for sale investments adjusted against shareholders’ equity increased by a post-tax amount of Rs. 8.3 billion during fiscal 2009 to a post-tax amount of Rs. 13.4 billion at year-end fiscal 2009. If the above reclassifications had not been made, these provisions would have increased by a further pre-tax amount of Rs. 0.5 billion.

Profit/(loss) on sale and revaluation of investments decreased by 32.0% from Rs. 29.3 billion in fiscal 2008 to Rs. 19.9 billion in fiscal 2009, primarily due to a decline in equity markets resulting in mark-to-market losses in the equity portfolio, a loss on proprietary equity trading and mutual fund portfolio, and mark-to-market provisioning on security receipts, offset, in part, by realized profit on the sale of fixed income investments. At year-end fiscal 2009, we had an outstanding net investment of Rs. 32.2 billion in security receipts issued by asset reconstruction companies in relation to sales of non-performing assets. In accordance with Reserve Bank of India guidelines on “Prudential norms for classification, valuation and operation of investment portfolio by banks”, all instruments received by banks, whether as consideration for transferred non-performing assets or otherwise, are securities. The Reserve Bank of India regulations on the valuation and classification of securities apply to these securities receipts as well. At the end of each reporting period, security receipts issued by asset reconstruction companies are valued in accordance with the guidelines applicable to such instruments, as prescribed by the Reserve Bank of India from time to time. Accordingly, in cases where the cash flows from security receipts issued by asset reconstruction companies are limited to the actual realization of the financial assets assigned to the instruments in the concerned scheme, the Bank calculates the net asset value obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting period end. During fiscal 2009, the mark-to-market impact on these security receipts was a loss of Rs. 3.3 billion.

During the year, the spread on foreign currency bonds issued by ICICI Bank and ICICI Bank UK widened significantly. We initiated buyback of our bonds in the secondary market resulting in a gain of Rs. 3.4 billion to ICICI Bank and Rs. 4.0 billion to our UK subsidiary. This led to an increase in miscellaneous income from Rs. 0.8 billion in fiscal 2008 to Rs. 7.8 billion in fiscal 2009.

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Year ended March 31,
	2008		2009		2009		2009/2008 % change
	(in millions, except percentages)
Payments to and provisions for employees	Rs.	39,698	Rs.	39,043	US$	869	(1.6)%
Depreciation on own property		4,973		5,966		133	20.0%
Auditor’s fees and expenses		100		137		3	37.0%
Other administrative expenses		65,299		62,990		1,401	(3.5)%
Operating expenses		110,070		108,136		2,406	(1.8)%
Direct marketing agency expenses		15,750		6,122		136	(61.1)%
Depreciation on leased assets		1,821		2,101		47	15.4%
Expenses pertaining to insurance business		142,793		165,499		3,681	15.9%
Total non-interest expenses	Rs.	270,434	Rs.	281,858	US$	6,270	4.2%

Non-interest expense increased by 4.2% from Rs. 270.4 billion in fiscal 2008 to Rs. 281.9 billion in fiscal 2009, primarily due to a 15.9% increase in expenses pertaining to our insurance business and a 20.0% increase in depreciation expenses, offset, in part, by a reduction in direct marketing agency expenses.

Expenses pertaining to our insurance business, representing provisions for claims, commissions paid and reserving for actuarial liability increased by 15.9% from Rs. 142.8 billion in fiscal 2008 to Rs. 165.5 billion in fiscal 2009, primarily due to an increase in life insurance business volume and an increase in claims including certain high value claims in the general insurance business, offset, in part, by a decline in commission expenses. In the case of ICICI Prudential Life Insurance Company, higher renewal premiums and lower new business premiums resulted in a lower increase in upfront expenses and commission expenses. The provisions for claims are determined based on actuarial valuation. In line with Indian accounting norms for insurance companies we do not amortize the customer acquisition cost, but account for the expenses upfront.

Depreciation on our owned property increased by 20.0% from Rs. 5.0 billion in fiscal 2008 to Rs. 6.0 billion in fiscal 2009, reflecting the addition of new branches. Depreciation on leased assets was Rs. 2.1 billion in fiscal 2009 compared to Rs. 1.8 billion in fiscal 2008.

Employee expenses decreased by 1.6% from Rs. 39.7 billion in fiscal 2008 to Rs. 39.0 billion in fiscal 2009, primarily due to a decrease in the employee base, including sales executives, employees on fixed term contracts and interns, from 108,393 at year-end fiscal 2008 to 91,777 at year-end fiscal 2009, offset, in part, by an annual increase in salaries and other employee benefits. The employee expenses for ICICI Bank decreased by 5.1% from Rs. 20.8 billion in fiscal 2008 to Rs. 19.7 billion in fiscal 2009, primarily due to a 17.9% decrease in our employee base from 63,098 at year-end fiscal 2008 to 51,835 at year-end fiscal 2009, offset, in part, by an annual increase in salaries. ICICI Bank did not pay a performance bonus to employees for fiscal 2009 (other than bonuses payable under statute). The performance bonus included in ICICI Bank’s employee expenses in fiscal 2008 was Rs. 2.1 billion.

Other administrative expenses decreased by 3.5% from Rs. 65.3 billion in fiscal 2008 to Rs. 63.0 billion in fiscal 2009, primarily due to overall cost reduction initiatives undertaken by ICICI Bank, offsetting an increase in expenses related to retail business (primarily related to collections) and an increase in ICICI Bank’s branch and ATM network. The number of branches (excluding foreign branches and offshore banking units) and extension counters of ICICI Bank in India increased from 1,262 at year-end fiscal 2008 to 1,419 at year-end fiscal 2009. The number of ATMs increased from 3,881 at year-end fiscal 2008 to 4,713 at year-end fiscal 2009. The number of branches and offices of our insurance subsidiaries increased from 2,223 at year-end fiscal 2008 to 2,513 at year-end fiscal 2009.

Other administrative expenses include a scheme support expense of Rs. 920 million of ICICI Prudential Asset Management Company Limited in fiscal 2009. The scheme support expense consists of support of Rs. 27 million to fixed maturity plans towards yield shortfall, Rs. 55 million to money market schemes and Rs. 838 million to equity schemes. The scheme support expenses were incurred to address market valuation shortfalls in fixed maturity plans and money market schemes due to liquidity constraints and volatility in the fixed income markets;

and for compensation against a diminution in the value of shares held in an equity scheme. These measures were taken to protect the interests of investors and to preserve the franchise, although there was no contractual obligation to do so.

Direct marketing agency expenses of ICICI Bank decreased by 61.1% from Rs. 15.7 billion in fiscal 2008 to Rs. 6.1 billion in fiscal 2009, primarily due to lower retail loan origination, the lower issuance of new credit cards and the reduction in the rate of commission. We use marketing agents, called direct marketing agents or associates, for sourcing our retail assets. We include commissions paid to these direct marketing agents of our retail assets in non-interest expense. These commissions are expensed upfront and not amortized over the life of the loan.

Provisions for Restructured Loans and Non-performing Assets

We classify our loans in accordance with the Reserve Bank of India guidelines into performing and non-performing loans. Further, non-performing assets are classified into substandard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India. The Reserve Bank of India has separate guidelines for restructured loans. A fully secured standard loan can be restructured by rescheduling principal repayments and/or the interest element, but such loan must be separately disclosed as a restructured loan in the year of restructuring. Similar guidelines apply to restructuring of substandard and doubtful loans. See also “Business — Loan portfolio — Classification of loans”.

The following table sets forth, at the dates indicated, certain information regarding restructured loans.

	At March 31,
	2008		2009		2009		2009/2008 % change
	(in millions, except percentages)
Gross restructured loans	Rs.	48,411	Rs.	61,368	US$	1,365	26.8%
Provisions for restructured loans		(1,572)		(1,736)		(39)	10.4
Net restructured loans		46,839		59,632		1,326	27.3
Gross customer assets		2,687,999		2,892,808		64,356	7.6
Net customer assets	Rs.	2,642,697	Rs.	2,836,439	US$	63,102	7.3
Gross restructured loans as a percentage of gross customer assets		1.8%		2.1%
Net restructured loans as a percentage of net customer assets		1.8		2.1

The deterioration in the global economic environment during fiscal 2009, in particular following the bankruptcy of Lehman Brothers in September 2008, adversely impacted the operations of several Indian companies. Indian businesses were impacted by the lack of access to financing and refinancing capital from the global debt capital markets, losses on existing inventories due to the sharp decline in commodity prices, a reduction in demand for and prices of output and a reduction in cash accruals and profitability. This led to the additional restructuring of loans in the Indian banking system, including loans made by us. Our gross restructured loans increased by 26.8% from Rs. 48.4 billion at year-end fiscal 2008 to Rs. 61.4 billion at year-end fiscal 2009 primarily due to stress experienced by certain borrowers in real estate and developer financing, auto ancillaries, textiles and retail mortgage sectors. As a percentage of net customer assets, net restructured loans were 2.1% at year-end fiscal 2009 compared to 1.8% at year-end fiscal 2008.

The following table sets forth, at the dates indicated, certain information regarding non-performing assets.

	At March 31,
	2008		2009		2009		2009/2008 % change
	(in millions, except percentages)
Gross non-performing assets	Rs.	77,963	Rs.	99,921	US$	2,223	28.2
Provisions for non-performing assets		(42,031)		(52,580)		(1,170)	25.1
Net non-performing assets	Rs.	35,932	Rs.	47,341	US$	1,053	31.8
Gross customer assets		2,687,999		2,892,808		64,356	7.6
Net customer assets	Rs.	2,642,697	Rs.	2,836,439	US$	63,102	7.3

	At March 31,
	2008	2009	2009	2009/2008 % change
	(in millions, except percentages)
Gross non-performing assets as a percentage of gross customer assets	2.9	3.5
Net non-performing assets as a percentage of net customer assets	1.4	1.7

Gross non-performing assets increased by 28.2% from Rs. 78.0 billion at year-end fiscal 2008 to Rs. 99.9 billion at year-end fiscal 2009 primarily due to an increase in retail non-performing loans due to higher delinquencies in the unsecured retail portfolio and the seasoning of the overall retail loan portfolio. The net non-performing loans in the retail portfolio at year-end fiscal 2009 were 2.6% of net retail loans compared to 1.7% at year-end fiscal 2008. Retail gross non-performing loans constituted 72.4% of total gross non-performing assets at year-end fiscal 2009 compared to 71.6% at year-end fiscal 2008, due to an increase in retail non-performing loans, particularly in the non-collateralized portfolio. We sold Rs. 6.8 billion of our non-performing assets, including mortgage loans of Rs. 5.6 billion, during fiscal 2009 and Rs. 9.3 billion of our net non-performing assets including mortgage loans of Rs. 6.9 billion, during fiscal 2008 to asset reconstruction companies registered with the Reserve Bank of India. As a percentage of net customer assets, net non-performing assets were 1.7% at year-end fiscal 2009 compared to 1.4% at year-end fiscal 2008. Provisions including general provision on performing assets as required by the Reserve Bank of India as a percentage of gross customer assets were 2.5% at year-end fiscal 2009 compared to 2.2% at year-end fiscal 2008.

The following table sets forth, for the periods indicated, the composition of provision and contingencies, excluding provision for tax.

	Year ended March 31,
	2008		2009		2009		2009/2008 % change
	(in millions, except percentages)
Provisions for investments (including credit substitutes)(net)	Rs.	730	Rs.	6,305	US$	140	–
Provision for non-performing assets		25,552		37,707		839	47.6%
Provision for standard assets		2,172		1,409		31	(35.1)
Others		1,724		(304)		(6)	–
Total provisions and contingencies (excluding tax)	Rs.	30,178	Rs.	45,117	US$	1,004	49.5%

Provisions are made by ICICI Bank on standard, substandard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and the unsecured portion of doubtful assets are provided/written off as prescribed by the current Reserve Bank of India guidelines. Subject to the minimum provisioning levels prescribed by the Reserve Bank of India, provisions on homogeneous retail loans/receivables are assessed at a portfolio level, on the basis of days past due. See also “Business — Classification of Loans”.

Provisions and contingencies (excluding provisions for tax) increased by 49.5% from Rs. 30.2 billion in fiscal 2008 to Rs. 45.1 billion in fiscal 2009, primarily due to a higher level of specific provisioning on non-performing retail loans, impairment provisions for certain held-to-maturity investments and provisions made for investment in securities issued by Lehman Brothers and other investments held by ICICI Bank UK, offset, in part by the absence of general provision on standard assets.

Provisions for investments increased from Rs. 0.7 billion in fiscal 2008 to Rs. 6.3 billion in fiscal 2009 primarily due to the impairment provisions for certain held-to-maturity investments and provisions of Rs. 4.2 billion made for investment in securities issued by Lehman Brothers and other investments held by ICICI Bank UK.

Specific provisioning on non-performing assets increased primarily due to an increase in retail credit losses. The increase in retail credit losses primarily reflects the seasoning of the secured loan portfolio and relatively higher losses on unsecured portfolio.

The government of India issued guidelines for the implementation of the agriculture debt waiver and the relief scheme for farmers on May 23, 2008, which we have adopted. Pursuant to the scheme, an aggregate amount of Rs. 2.7 billion has been waived which is recoverable from government of India. Of the above, an amount of Rs. 773 million was received by year-end fiscal 2009. Correspondingly, amounts of Rs. 145 million and Rs. 57 million have been written back from the excess non-performing assets provision and the interest suspense account, respectively.

We did not make additional general provisions on standard assets pursuant to guidelines issued by the Reserve Bank of India which reduced the general provisioning requirement. However, these guidelines do not permit the write-back of excess provisions already made and we therefore held a cumulative general provision of Rs. 14.4 billion at year-end fiscal 2009 compared to the general provisioning requirement under the revised guidelines, of Rs. 8.4 billion.

Tax Expense

Total tax expense was Rs. 15.9 billion in fiscal 2009 compared to Rs. 11.1 billion in fiscal 2008. Income tax expense was Rs. 15.2 billion in fiscal 2009 compared to Rs. 10.3 billion in fiscal 2008. The effective tax rate of 30.6% in fiscal 2009 was higher compared to the effective tax rate of 24.3% in fiscal 2008, primarily due to change in mix of taxable profits, which had a lower component of income from dividend and capital gains. The effective income tax rate of 30.6% for fiscal 2009 was lower compared to the statutory tax rate of 33.99%, primarily due to the exempt dividend income, deduction towards special reserve and deduction of income of offshore banking unit.

As per the clarification relating to the creation of deferred tax asset by an insurance company, issued by the Insurance Regulatory and Development Authority, ICICI Prudential Life Insurance Company created deferred tax assets of Rs. 1.0 billion for fiscal 2009.

In accordance with the provisions of the Income Tax Act, 1961, companies are obligated to pay additional income tax referred to as fringe benefit tax on the value of fringe benefits provided or deemed to be provided to their employees, computed as per the prescribed methodology. The fringe benefit tax expense decreased from Rs. 780 million in fiscal 2008 to Rs. 659 million in fiscal 2009. The fringe benefit tax on employee stock options is not reflected above as it is recovered from employees. The Finance Act, 2009, abolished the levy of fringe benefit tax, effective fiscal 2010.

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At March 31,
	2008		2009		2009		2009/2008 % change
	(in millions, except percentages)
Cash and cash equivalents	Rs.	453,287	Rs.	350,614	US$	7,800	(22.7)%
Investments		1,600,468		1,481,070		32,949	(7.5)
Advances (net of provisions)		2,514,017		2,661,305		59,206	5.9
Fixed assets		46,783		44,975		1,001	(3.9)
Other assets		241,611		288,946		6,428	19.6
Total assets	Rs.	4,856,166	Rs.	4,826,910	US$	107,384	(0.6)%

Our total assets decreased marginally by 0.6% from Rs. 4,856.2 billion at year-end fiscal 2008 to Rs. 4,826.9 billion at year-end fiscal 2009, primarily due to a decrease in cash and cash equivalents by 22.7%. Net advances increased by 5.9% from Rs. 2,514.0 billion at year-end fiscal 2008 to Rs. 2,661.3 billion at year-end fiscal 2009, primarily due to an increase in advances of overseas branches and banking subsidiaries. Advances of our overseas branches and subsidiaries increased due to the impact of rupee depreciation on foreign currency denominated advances. Net advances of our overseas branches (including our offshore banking unit) decreased in US dollar terms by 10.1% from US$ 11.9 billion at year-end fiscal 2008 to US$ 10.7 billion at year-end fiscal 2009. Net advances of overseas subsidiaries increased in US dollar terms by 55.1% from US$ 4.9 billion at year-end fiscal 2008 to US$ 7.6 billion at year-end fiscal 2009. Total investments at year-end fiscal 2009 decreased by 7.5% from Rs. 1,600.5 billion at year-end fiscal 2008 to Rs. 1,481.1 billion, primarily due to a 13.2% decrease in statutory liquidity ratio investments from Rs. 786.6 billion at year-end fiscal 2008 to Rs. 683.0 billion at year-end fiscal 2009. Investments held to cover the linked liabilities of ICICI Prudential Life Insurance Company increased by 15.1% from Rs. 248.5 billion at year-end fiscal 2008 to Rs. 286.1 billion at year-end fiscal 2009, primarily due to the growth of our insurance business.

Other assets increased by 19.6% from Rs. 241.6 billion at year-end fiscal 2008 to Rs. 288.9 billion at year-end fiscal 2009, primarily due to an increase in receivables on derivatives transactions with customers, other income receivables and deferred tax assets. Deferred tax assets increased by 45.7% from Rs. 17.3 billion at year-end fiscal 2008 to Rs. 25.2 billion at year-end fiscal 2009, primarily due to an increase in deferred tax assets created to provide for loan losses.

Liabilities and Stockholders’ Equity

The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders’ equity.

	At March 31,
	2008		2009		2009		2009/2008 % change
	(in millions, except percentages)
Deposits	Rs.	2,769,832	Rs.	2,618,558	US$	58,255	(5.5)%
Borrowings		1,073,238		1,160,664		25,821	8.1
Other liabilities(1)		544,681		556,936		12,390	2.2
Proposed dividend (including corporate dividend tax)		13,881		13,872		309	(0.1)
Minority interest		7,312		9,105		203	24.5
Total liabilities		4,408,944		4,359,135		96,977	(1.1)
Equity share capital		11,127		11,133		248	0.1
Reserves and surplus		436,095		456,642		10,159	4.7
Total liabilities (including capital and reserves)	Rs.	4,856,166	Rs.	4,826,910	US$	107,384	(0.6)%
_____________
(1)	Includes liabilities on policies in force but does not include subordinated debt reclassified to borrowings and proposed dividend.

Deposits decreased by 5.5% from Rs. 2,769.8 billion at year-end fiscal 2008 to Rs. 2,618.6 billion at year-end fiscal 2009, primarily due to our conscious strategy of reducing wholesale term deposits. Term deposits decreased from Rs. 1,982.5 billion at year-end fiscal 2008 to Rs. 1,880.8 billion at year-end fiscal 2009 and savings deposits decreased from Rs. 537.6 billion at year-end fiscal 2008 to Rs. 515.1 billion at year-end fiscal 2009. Total deposits at year-end fiscal 2009 constituted 69.4% of our funding (i.e., deposit and borrowings excluding preference shares). Borrowings increased by 8.1% from Rs. 1,073.2 billion at year-end fiscal 2008 to Rs. 1,160.7 billion at year-end fiscal 2009, primarily due to capital-eligible borrowings, in the nature of subordinated debt and the impact of rupee depreciation on foreign currency denominated borrowings. Minority interest increased by 24.5% from Rs. 7.3 billion at year-end fiscal 2008 to Rs. 9.1 billion at year-end fiscal 2009, primarily due to an increase of Rs. 7.2 billion in the share capital and reserves of our insurance subsidiaries. Stockholders’ equity increased from Rs. 447.2 billion at year-end fiscal 2008 to Rs. 467.8 billion at year-end fiscal 2009, primarily due to the profit for fiscal 2009, offset in part, by dividend payments on equity shares.

Off Balance Sheet Items, Commitments and Contingencies

Foreign Exchange and Derivatives Contracts

We enter into foreign exchange forwards, options, swaps and other derivatives products to enable customers to transfer, modify or reduce their foreign exchange and interest rate risks and to manage our own interest rate and foreign exchange positions. These instruments are used to manage foreign exchange and interest rate risk relating to specific groups of on-balance sheet assets and liabilities. The following table sets forth, at the dates indicated, the notional amount of foreign exchange and interest rate derivatives contracts.

	Notional principal amounts								Balance sheet credit exposure(1)
	At March 31,								At March 31,
	2008		2009		2010		2010		2008		2009		2010		2010
	(in millions)
Interest rate products:
Swap agreements	Rs.	7,440,119	Rs.	3,277,582	Rs.	3,960,258	US$	88,104	Rs.	30,346	Rs.	10,134	Rs.	20,120	US$	447
Others		115,266		236,732		253,973		5,650		72		1,201		222		5
Total interest rate products	Rs.	7,555,385	Rs.	3,514,314	Rs.	4,214,231	US$	93,754	Rs.	30,418	Rs.	11,335	Rs.	20,342	US$	452
Foreign exchange products:
Forward contracts	Rs.	2,086,254	Rs.	2,429,365	Rs.	1,644,474	US$	36,585	Rs.	(2,402)	Rs.	1,173	Rs.	–	US$	–
Swap agreements		1,158,421		662,172		582,155		12,951		(1,046)		15,855		12,656		282
Others		1,681,353		643,024		634,665		14,119		426		9,249		(873)		(19)
Total foreign exchange products	Rs.	4,926,028	Rs.	3,734,561	Rs.	2,861,294	US$	63,655	Rs.	(3,022)	Rs.	26,277	Rs.	11,783	US$	263
_____________
(1)	Denotes the net mark-to-market impact of the derivatives and foreign exchange products on the reporting date.

The notional principal amount of interest rate products increased to Rs. 4,214.2 billion at year-end fiscal 2010 compared to Rs. 3,514.3 billion at year-end fiscal 2009. The notional principal amount of foreign exchange products decreased to Rs. 2,861.3 billion at year-end fiscal 2010 compared to Rs. 3,734.6 billion at year-end fiscal 2009, primarily due to the termination and maturities of derivatives contracts with clients and the impact of rupee appreciation during fiscal 2010. There was also a significant decline in trading volumes of currency options during fiscal 2010, on account of generally subdued corporate business activities.

An interest rate swap does not entail the exchange of notional principal and the cash flow arises because of the difference between the interest rate pay and receive portions of the swap, which is generally much lower than the notional principal of the swap. A large proportion of interest rate swaps, currency swaps and forward exchange contracts are on account of market making, which involves providing regular two-way prices to customers or inter-bank counter-parties. This results in the generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio. For example, if a transaction entered into with a customer is covered by an exactly opposite transaction entered into with another counterparty, the net market risk of the two transactions will be zero whereas the notional principal amount of the portfolio will be the sum of both transactions. We also deal in credit derivatives instruments including credit default swaps, credit-linked notes, collateralized debt obligations and principal protected structures. The notional principal amount of these credit derivatives outstanding at year-end fiscal 2010 was Rs. 28.0 billion in funded instruments and Rs. 32.9 billion in non-funded instruments which includes Rs. 225 million of protection we have bought. The notional principal amount of these credit derivatives outstanding at year-end fiscal 2009 was Rs. 33.7 billion in funded instruments and Rs. 38.7 billion in non-funded instruments which included Rs. 254 million of protection we have bought.

Securitization

We primarily securitize commercial loans through “pass-through” securitization transactions involving special purpose entities, usually constituted as trusts. After securitization, we generally continue to maintain customer account relationships and service loans transferred to the securitization trusts. Our securitization transactions are made either on a limited or no-recourse basis. In certain cases, we may enter into derivatives transactions such as interest rate swaps with the contributors to the securitization trusts. Effective February 1, 2006, the Reserve Bank of India issued guidelines on the securitization of standard assets. In accordance with these guidelines, we account for any loss arising out of a securitization transaction immediately at the time of sale and amortize the profit or premium over the life of the asset. Prior to February 1, 2006, any profit arising out of a securitization transaction was recorded at the time of sale.

In certain cases prior to the issuance of guidelines, we have written put options which require us to purchase upon request of the holders securities issued in certain securitization transactions. The put options seek to provide liquidity to holders of such instruments. If exercised we are obligated to purchase the securities at the pre-determined exercise price. The value of put options outstanding at year-end fiscal 2010 was Rs. 652 million.

The Bank acts in different capacities and under different contracts for consideration including as originator, liquidity or credit enhancement provider, underwriter and senior contributor.

Excess interest spreads from the underlying assets in securitization transactions are subordinated to provide credit enhancement. Upon the origination of transactions, the Bank values the subordinated excess interest spreads on the basis of the future cash flows estimated after payment of dues to the senior contributors. These subordinate contributions represent the beneficial interest in the monthly cash flows received as per the payment waterfall defined at the time of sale.

In addition to the subordination of excess interest spreads, the Bank provides further credit enhancement facilities to mitigate cash flow shortfalls that may arise from the underlying asset delinquencies. These facilities include first loss credit enhancement representing the first or primary level of protection provided to bring the ratings accorded to the beneficial interests of senior contributors to investment grade. The Bank also provides second loss credit enhancement representing a subsequent level of protection provided to protect the beneficiaries against further cash flow shortfalls. The first loss and second loss credit enhancements are provided either in the form of undertakings or cash maintained separately for the benefit of the special purpose vehicles constituted as trusts. The total outstanding first loss credit enhancements at year-end fiscal 2010 were Rs. 17.2 billion and second loss credit enhancements were Rs. 12.7 billion. Of the above, the outstanding credit enhancements in the form of guarantees amounted to Rs. 19.9 billion.

The Bank also provides liquidity facilities to help smoothen the timing differences faced by the special purpose vehicles between the receipt of cash flows from the underlying assets and the payments to be made to the investors. The liquidity facility enjoys a priority of claim over the future cash flows from the underlying assets, which is senior to the claims of the senior contributors.

Loan Commitments

We have outstanding undrawn commitments to provide loans and financing to customers. These loan commitments (including fund-based commitments fungible with non fund-based facilities) aggregated Rs. 849.2 billion at year-end fiscal 2010 compared to Rs. 868.3 billion at year-end fiscal 2009. The interest rate on a significant portion of these commitments is dependent on the lending rates prevailing on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are contingent upon the borrower’s ability to maintain specific credit standards.

Capital Commitments

We are obligated under a number of capital contracts which have been committed. The estimated amounts of contracts remaining to be executed on capital projects increased from Rs. 4.6 billion at year-end fiscal 2009 to Rs. 5.5 billion at year-end fiscal 2010.

The following table sets forth contractual obligations on long-term debt, operating lease and guarantees at year-end fiscal 2010.

	Payments due by period
Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in millions, except percentages)
Long-term debt obligations	Rs.	970,245	Rs.	181,471	Rs.	332,365	Rs.	93,018	Rs.	363,391
Operating lease obligations		7,364		1,652		2,575		1,636		1,501
Guarantees
Financial guarantees		168,487		100,994		46,183		20,982		328
Performance guarantees		468,598		177,407		203,206		59,182		28,803
Total	Rs.	1,614,694	Rs.	461,524	Rs.	584,329	Rs.	174,818	Rs.	394,023

Long-term debt obligations

Long-term debt represents debt with an original contractual maturity greater than one year. Maturity distribution is based on contractual maturity or the date, at which the debt is callable at the option of the holder, whichever is earlier. For a detailed discussion on long-term debt, see note no. 4 in our consolidated financial statements included herein.

Operating Lease Commitments

We have commitments under long-term operating leases principally for premises. The following table sets forth a summary of future minimum lease rental commitments at year-end fiscal 2010.

Lease rental commitments for fiscal	(in millions)
2011	Rs.	1,652
2012		1,419
2013		1,156
2014		912
2015		724
Thereafter		1,501
Total minimum lease commitments	Rs.	7,364

Guarantees

As a part of our project financing and commercial banking activities, we have issued guarantees to support the regular business activities of our clients. These generally represent irrevocable assurances that we will make payments in the event that the customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary, where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary, where a customer fails to perform a non-financial contractual obligation. The guarantees are generally for a period not exceeding ten years. The credit risks associated with these products, as well as the operating risks, are similar to those relating to other types of unfunded facilities. We enter into guarantee arrangements after conducting appropriate due diligence on our clients. We generally review these facilities on an annual basis. If a client’s risk profile deteriorates to an unacceptable level, we may decline to renew the guarantee at expiration or may require additional security sufficient to protect our exposure. Guarantees increased by 7.2% from Rs. 594.4 billion at year-end fiscal 2009 to Rs. 637.1 billion at year-end fiscal 2010.

The following table sets forth, at the dates indicated, guarantees outstanding.

	At March 31,
	2008		2009		2009/2008 % change	2010		2010		2010/2009 % change
	(in millions, except percentages)
Financial guarantees	Rs.	163,746	Rs.	175,455	7.2%	Rs.	168,487	US$	3,748	(4.0)%
Performance guarantees		302,988		418,903	38.3%		468,598		10,425	11.9%
Total guarantees	Rs.	466,734	Rs.	594,358	27.3%	Rs.	637,085	US$	14,173	7.2%

Financial guarantees constituted approximately 26% of our guarantee exposure at year-end fiscal 2010. Of these financial guarantees, approximately 30% were issued in favor of other lenders as beneficiaries to allow our clients to receive credit assistance or credit enhancement from such lender-beneficiaries. The balance of financial guarantees was issued to support other business activities of our clients, such as guarantees for the procurement of goods or guarantees in lieu of security/cash deposits. Performance guarantees constituted 74% of our guarantee exposure at year-end fiscal 2010.

Illustrative examples of client business activities requiring guarantees include: contracts to procure goods from suppliers, where guarantees are obtained by clients to provide suppliers with assurance of payment in case the clients fail to pay upon receipt of goods; submission of bids for projects, where the guarantees are obtained by clients to provide assurance of performance of contract obligations, in case the bid is awarded to them; advances against goods or services to be supplied by clients to their own customers, where the guarantees are obtained by clients to assure their customers of a refund of advance in case the clients are unable to supply goods or services; guarantees provided in lieu of security deposits or cash deposits, that clients would otherwise be required to maintain with stock exchanges, commodity exchanges, regulatory authorities or other bodies, or for participating in tenders or in other business contracts; and guarantees obtained by the clients in favor of lenders that enable the clients to receive credit assistance or credit enhancement from lenders by providing such lenders with assurance of payment.

If our clients default under the terms of the guarantees, the beneficiaries may exercise their rights under the guarantees and we are obligated to make certain payments to the beneficiaries. Other banks and financial institutions are the beneficiaries of some of our financial guarantees, which clients request so that they may receive loans from these banks and financial institutions. If our clients default on these loans, the banks and financial institutions exercise their rights under the guarantees and we are obligated to make certain payments to them. Amounts that we pay to the other banks and financial institutions and do not recover from clients are subject to the Reserve Bank of India’s prudential norms on income recognition, asset classification and provisioning pertaining to advances.

We also issue guarantees for clients to whom we have provided other funded facilities in the form of loans. The outstanding amount of such guarantees related to non-performing or restructured loans was Rs. 6,867 million at year-end fiscal 2010. The guarantees we issue are not unilaterally changed or revised when a related loan is restructured. Guarantees are valid for a specified amount and a specified period. Any change in expiry date or amount requires the consent of both the beneficiary and the guarantor. We generally provide guarantee facilities to our customers for a validity period of 12-18 months, and we review the guarantees at least annually during their validity period. If a client’s risk profile deteriorates to an unacceptable level, we may decline to renew the guarantee at expiration or may require additional security sufficient to protect the Bank’s exposure.

Our related party guarantees amounted to Rs. 0.1 million at year-end fiscal 2010.

The following table sets forth the roll-forward of activity for guarantees at year-end fiscal 2010.

Particulars	Performance Guarantees		Financial Guarantees
	(in millions)
Opening balance at April 1, 2009	Rs.	418,902.9	Rs.	175,454.8
Additions: Issued during the year		166,040.3		125,032.2
Deletions: Closed due to expiry/termination during the year		(115,521.0)		(131,120.1)
Invoked and paid during the year		(824.5)		(880.0)
Closing balance at March 31, 2010	Rs.	468,597.7	Rs.	168,486.9

Capital Resources

The Bank actively manages its capital to meet regulatory norms and current and future business needs considering the risks in its businesses, expectations of rating agencies, shareholders and investors, and the available options of raising capital. The capital management framework of the Bank is administered by the Finance Group and the Global Risk Management Group under the supervision of the Board and the Risk Committee. The capital adequacy position and assessment is periodically reported to the Board and the Risk Committee.

Regulatory capital

ICICI Bank is subject to the capital adequacy norms stipulated by the Reserve Bank of India guidelines on Basel II, effective from year-end fiscal 2008. Prior to year-end fiscal 2008, ICICI Bank was subject to the capital adequacy norms as stipulated by the Reserve Bank of India guidelines on Basel I. The Reserve Bank of India guidelines on Basel II require ICICI Bank to maintain a minimum ratio of total capital to risk weighted assets of 9.0%, with a minimum tier I capital adequacy ratio of 6.0%. The total capital adequacy ratio of ICICI Bank at the standalone level at year-end fiscal 2010 as per the Reserve Bank of India guidelines on Basel II was 19.4% with a tier I capital adequacy ratio of 14.0%. Our total capital adequacy ratio at the consolidated level at year-end fiscal 2010 as per the Reserve Bank of India guidelines on Basel II was 19.1% with a tier I capital adequacy ratio of 12.9%.

Under Pillar 1 of the Reserve Bank of India guidelines on Basel II, ICICI Bank follows the standardized approach for measurement of credit and market risks and basic indicator approach for measurement of operational risk.

At year-end fiscal 2010, ICICI Bank was required to maintain capital adequacy based on the higher of the minimum capital required under Basel II or at 80.0% of the minimum capital required under Basel I. The computation under Basel II guidelines results in a higher minimum capital requirement compared to Basel I, and hence the capital adequacy at year-end fiscal 2010 has been maintained and reported as per Basel II guidelines.

Standalone capital adequacy position

The following table sets forth, at the dates indicated, risk-based capital, risk-weighted assets and risk-based capital adequacy ratios computed in accordance with the Reserve Bank of India guidelines on Basel I and Basel II and based on ICICI Bank’s unconsolidated financial statements prepared in accordance with Indian GAAP.

	As per the Reserve Bank of India guidelines on Basel I						As per the Reserve Bank of India guidelines on Basel II
	At March 31,
	2009		2010		2010		2009		2010		2010
	(in millions)
Tier I capital	Rs.	420,098	Rs.	432,614	US$	9,624	Rs.	421,968	Rs.	410,615	US$	9,135
Tier II capital		129,716		181,569		4,039		131,585		160,410		3,569
Total capital	Rs.	549,814	Rs.	614,183	US$	13,663	Rs.	553,553	Rs.	571,025	US$	12,704

Credit risk- risk weighted assets.	Rs.	3,171,942	Rs.	2,899,149	US$	64,497	Rs.	3,151,951	Rs.	2,485,581	US$	55,297
Market risk- risk weighted assets		281,437		309,276		6,880		206,977		221,065		4,918
Operational risk- risk weighted assets		–		–				205,702		235,160		5,232
Total risk weighted assets	Rs.	3,453,379	Rs.	3,208,425	US$	71,377	Rs.	3,564,630	Rs.	2,941,806	US$	65,447

Tier I capital adequacy ratio		12.2%		13.5%				11.8%		14.0%
Tier II capital adequacy ratio		3.7%		5.6%				3.7%		5.4%
Total capital adequacy ratio		15.9%		19.1%				15.5%		19.4%

The following key changes were introduced by the Reserve Bank of India under Pillar 1 of the Basel II guidelines during fiscal 2010:

•
The Reserve Bank of India issued a clarification on July 1, 2009 that the special reserve (created by banks under Section 36(1) (viii) of the Income Tax Act, 1961) should be included, net of tax payable, in the tier I capital.

•
The Reserve Bank of India in its revised Basel II guidelines issued on February 8, 2010 stipulated that banks are not permitted to use any external credit assessment for risk weighting securitization exposures where the assessment is at least partly based on unfunded support provided by the bank.

•
The Reserve Bank of India in its revised Basel II guidelines issued on February 8, 2010, also issued guidance on the assessment of valuation adjustments on account of illiquidity for less liquid/illiquid that is subject to market risk capital requirements. The Reserve Bank of India also stipulated that these valuation adjustments are to be deducted from tier I capital. ICICI Bank applied this guidance in its computation of its capital adequacy position at year-end fiscal 2010. In May 2010, Reserve Bank of India issued a clarification deferring of the application of this guidance to a future date, pending the finalization of a standardized methodology for computing the valuation adjustments for less liquid/illiquid positions, to be formulated by a working group of the Reserve Bank of India.

Movement in ICICI Bank’s capital funds and risk weighted assets from year-end fiscal 2009 to year-end fiscal 2010 (as per the Reserve Bank of India guidelines on Basel II)

During fiscal 2010, capital funds increased by Rs. 17.5 billion primarily due to the issuance of tier II debt capital instruments and retained earnings, moderated by certain incremental deductions from capital. Tier II debt capital of Rs. 62.0 billion was raised during the year. The incremental impact of items entirely deducted from tier I capital comprised the tax adjustment of Rs. 9.0 billion on account of the revised treatment of special reserves, valuation adjustments of Rs. 0.9 billion for less liquid positions and an increase of Rs. 2.8 billion for deferred tax asset. The incremental impact of items deducted at 50% each from tier I and tier II capital comprised increase of Rs. 41.6 billion in securitization exposures (including due to revisions in the Reserve Bank of India guidelines on Basel II) that are deducted from capital, and a capital infusion of Rs. 1.0 billion by the Bank in its securities broking subsidiary during fiscal 2010.

During fiscal 2010, risk weighted assets on account of credit risk decreased by Rs. 666.4 billion primarily due to a decrease in the loan portfolio and the increased coverage of external credit ratings on the portfolio. Risk weighted assets in respect of loans and advances decreased by Rs. 432.9 billion and risk weighted assets in respect of held-to-maturity investments decreased by Rs. 38.8 billion. Further, in the case of off-balance sheet items, risk weighted assets on derivatives contracts (interest rate, exchange rate and gold) decreased by Rs. 77.9 billion and risk weighted assets for other contingent liabilities and undrawn commitments decreased by Rs. 49.5 billion. Risk weighted assets on account of market risk increased by Rs. 14.1 billion primarily due to the increase in market value of equities. Risk weighted assets on account of operational risk increased by Rs. 29.5 billion due to the increase in the average of previous three years’ gross income which is the basis for computation as per the basic indicator approach.

Consolidated capital adequacy position

Consolidation for capital adequacy calculation is based on the consolidated financial statements of ICICI Bank and its subsidiaries in line with the norms on consolidated prudential reporting issued by the Reserve Bank of India. The entities considered for consolidation for capital adequacy calculation include subsidiaries, associates and joint ventures of the Bank, which carry on activities of banking or of a financial nature as stated in the reporting guidelines prescribed by Reserve Bank of India. Entities engaged in the insurance business and businesses not pertaining to financial services are excluded from consolidation for capital adequacy calculation. Investment above 30% in the paid-up equity capital of financial entities which are not consolidated for capital adequacy (including insurance entities) and investments in other instruments eligible for regulatory capital status in those entities are deducted to the extent of 50% from tier I and 50% from tier II capital of the Bank.

Movement in our capital funds and risk weighted assets at the consolidated level from year-end fiscal 2009 to year-end fiscal 2010:

Capital funds increased by Rs. 34.2 billion primarily due to the issuance of tier II debt capital instruments and retained earnings, moderated by certain changes in the Reserve Bank of India guidelines which resulted in an increase in deductions on account of securitization exposures and in special reserve being considered net of tax. The incremental deduction (at 50% each from tier I and tier II capital) on account of securitization deduction was Rs. 41.1 billion. The revised treatment of special reserves to be calculated at net of tax payable resulted in a reduction of Rs. 9.5 billion from tier I capital.

Total risk weighted assets decreased by Rs. 836.9 billion primarily due to a decrease in the loan portfolio and increased coverage of external credit ratings on the portfolio. Risk weighted in respect of loans and advances (on-balance sheet) decreased by Rs. 454.5 billion and risk weighted assets on held-to-maturity investments decreased by Rs. 50.5 billion. Further, under credit risk for off-balance sheet items, risk weighted assets on derivatives contracts (interest rate, exchange rate and gold) decreased by Rs. 75.7 billion and risk weighted assets for other contingent liabilities and undrawn commitments decreased by Rs. 98.9 billion. Risk weighted assets on account of market risk decreased by Rs. 149.2 billion and risk weighted assets on account of operational risk increased by Rs. 38.2 billion.

Internal assessment of capital

ICICI Bank’s capital management framework includes a comprehensive internal capital adequacy assessment process conducted annually, which determines the adequate level of capitalization necessary to meet regulatory norms and current and future business needs, including under stress scenarios. The internal capital adequacy assessment process is formulated at both the standalone bank level and the consolidated group level. The process encompasses capital planning for a certain time horizon, identification and measurement of material risks and the relationship between risk and capital.

The capital management framework is complemented by its risk management framework, which includes a comprehensive assessment of all material risks. Stress testing, which is a key aspect of the capital assessment process and the risk management framework, provides an insight into the impact of extreme but plausible scenarios on the risk profile and capital position. Based on our Board-approved stress testing framework, we conduct stress tests on our various portfolios and assess the impact on our capital ratios and the adequacy of our capital buffers for current and future periods. We periodically assess and refine our stress tests in an effort to ensure that the stress scenarios capture material risks as well as reflect possible extreme market moves that could arise as a result of market conditions. Internal capital adequacy assessment process at the consolidated level integrates the business and capital plans, and the stress testing results of the group entities.

Based on the internal capital adequacy assessment process, we determine our capital needs and the optimum level of capital by considering the following in an integrated manner:

•	strategic focus, business plan and growth objectives;

•	regulatory capital requirements as per Reserve Bank of India guidelines;

•	assessment of material risks and impact of stress testing;

•	perception of credit rating agencies, shareholders and investors;

•	future strategy with regard to investments or divestments in subsidiaries; and

•	evaluation of options to raise capital from domestic and overseas markets, as permitted by Reserve Bank of India from time to time.

We formulate our internal capital level targets based on the internal capital adequacy assessment process and endeavor to maintain the capital adequacy level in accordance with the targeted levels at all times. See also “Basel II —Pillar 3 disclosures (consolidated)” filed as exhibit to this report.

Impending regulatory developments associated with capital adequacy

Basel III proposals

In order to strengthen the resilience of the banking sector to potential future shocks, together with ensuring adequate liquidity in the banking system, the Basel Committee on Banking Supervision issued consultative documents on capital and liquidity (popularly known as “Basel III” proposals) on December 17, 2009. Subsequent amendments to and guidance regarding these proposals were issued in July 2010, August 2010 and September 2010. The Basel III proposals seek to increase capital requirements for the banking system and introduce internationally harmonized global liquidity standards. Some aspects of the proposals continue to be at the stage of consultation. The complete form of the Basel III framework is expected to be finalized by end of calendar year 2010. Implementation is expected to begin at the start of calendar year 2013 with substantial transition arrangements to be put in place.

The Basel III proposals on capital consist of proposals on improving the quality, consistency and transparency of capital, enhancing risk coverage, introducing a supplementary leverage ratio, reducing procyclicality and promoting counter-cyclical buffers, and addressing systemic risk and interconnectedness. In September 2010, the Basel Committee announced the strengthening of capital requirements, which comprised an increase in minimum common equity from 2.0% to 4.5% with an additional capital conservation buffer requirement of 2.5%, thereby bringing the total common equity requirement to 7.0%. The capital conservation buffer is a buffer established above the regulatory minimum capital requirement and capital distribution constraints will be imposed on the bank when capital levels fall below the buffer limit. Further, the minimum tier I capital requirement has been increased from 4.0% to 6.0% and with the above-mentioned capital conservation buffer; the total tier I capital requirement would be 8.5%. The total capital adequacy requirement (tier I and tier II) remains at the existing 8.0% level and with the above-mentioned capital conservation buffer, the total capital adequacy requirement would be 10.5%. The Basel III proposals on liquidity consist of a proposal on short-term liquidity coverage ratio aimed at building liquidity buffers to meet stress situations, and a proposal on long-term net stable funding ratio aimed at promoting longer term structural funding. These proposals are scheduled to be implemented in a phased manner over the next several years.

Some of the proposed measures of Basel III such as the predominance of equity in tier I capital, an increased tier I capital requirement, capital conservation, a counter-cyclical buffer and deduction of deferred tax asset over a certain threshold, already exist in some form in the Reserve Bank of India’s current prudential regulatory regime on capital adequacy for the Indian banking system. Further, the Reserve Bank of India currently stipulates a capital adequacy requirement of 9.0% compared to 8.0% stipulated by the Basel Committee. The Reserve Bank of India’s current stipulation for banks in India on maintaining a minimum statutory liquid ratio through mandatory holdings of government of India securities already reflects the emphasis of Basel III on building adequate liquidity buffers through the holding of high quality liquid assets.

We continue to monitor developments regarding these proposals. While the Basel III proposals may increase capital requirements and impose additional costs on the Bank in the future, we believe that our current robust capital adequacy position, adequate headroom currently available to raise hybrid/debt capital, demonstrated track record of access to domestic and overseas markets for capital raising and adequate flexibility in its balance sheet structure and business model will enable us to adapt to the Basel III framework along with any amendments by the Reserve Bank of India, as and when they are implemented.

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

Most of our incremental funding requirements are met through short-term funding sources, primarily in the form of deposits including inter-bank deposits. However, a large portion of our assets, primarily our corporate and project finance and home loan portfolio, have medium or long-term maturities, creating a potential for funding mismatches. We actively monitor our liquidity position and attempt to maintain adequate liquidity at all times to meet all the requirements of our depositors and bondholders, while also meeting the credit demand of our customers.

We seek to establish a continuous information flow and an active dialogue between the funding and borrowing divisions of the organization to enable optimal liquidity management. A separate group is responsible for liquidity management. We are required to submit gap analysis on a monthly basis to the Reserve Bank of India. Pursuant to the Reserve Bank of India guidelines, the liquidity gap (if negative) must not exceed 20.0% of outflows in the 1 to 14 day and the 15 to 28 day time category. We prepare a fortnightly maturity gap analysis to review our liquidity position. Our static gap analysis is also supplemented by a short-term dynamic analysis, in order to provide the liability raising units with a fair estimate of our short-term funding requirements. In addition, we also monitor certain liquidity ratios on a fortnightly basis. We have in place a liquidity contingency plan through which we monitor key indicators that could signal potential liquidity challenges, to enable us to take necessary measures to ensure sufficient liquidity.

We maintain diverse sources of liquidity to facilitate flexibility in meeting funding requirements. Incremental operations are principally funded by accepting deposits from retail and corporate depositors. The deposits are augmented by borrowings in the short-term inter-bank market and through the issuance of bonds. We also have recourse to the liquidity adjustment facility and the refinance window, which are short-term funding arrangements provided by the Reserve Bank of India. We generally maintain a substantial portfolio of liquid high quality securities that may be sold on an immediate basis to meet our liquidity needs. We also have the option of managing liquidity by borrowing in the inter-bank market on a short-term basis. The overnight market, which is a significant part of the inter-bank market, is susceptible to volatile interest rates. These interest rates on certain occasions have touched highs of 100.0% and above. To curtail reliance on such volatile funding, our liquidity management policy has stipulated daily limits for borrowing and lending in this market. Our limit on daily borrowing is more conservative than the limit set by the Reserve Bank of India. ICICI Securities Primary Dealership like us relies for a certain proportion of its funding on the inter-bank market for overnight money and is therefore also exposed to similar risk of volatile interest rates.

Our liquid assets consist of nostro balances, overnight and other money market placements maturing within 90 days, government bonds and treasury bills that are held in excess of regulatory requirements, other money market investments such as commercial paper, certificate of deposits, banker’s acceptance and bearer depository notes, bills rediscounting, inter-bank participations, mutual fund investments and unutilized repurchase/refinance lines. We deduct our short-term borrowings (borrowings with maturity up to one month) from the aggregate of these assets to determine our net liquid assets.

Our domestic operations in India and our overseas banking subsidiaries are funded primarily by deposits. Our international branches are funded primarily by bond issuances, syndicated loans, inter-bank funding and commercial paper, in addition to deposit taking subject to local regulations and have longer maturity assets relative to liabilities. While conditions in the international markets have improved, prolonged uncertainty regarding growth partly due to sovereign downgrades, together with new liquidity regimes being imposed by regulators, have resulted in continued challenges in the funding market. We have, therefore, limited new loan disbursements from our international branches and increased the focus on the deposit rollover, prepayments and inter-bank borrowings for managing liquidity, while accessing institutional markets through bond issuances and bilateral loans at appropriate times.

Additionally, we have continued to successfully raise funds through banker’s acceptance and access refinance from export credit agencies. We have the ability to use our rupee liquidity in India to meet refinancing needs at our overseas branches, though this may be at a relatively high cost based on swap and exchange rates prevailing at the time of such refinancing. ICICI Bank has raised US$ 1.3 billion through bonds denominated in US dollars through two issuances in November 2009 and July 2010. These bonds have an original maturity exceeding five years.

The terms of our bond issuances and loans from other financial institutions and export credit agencies contain cross-default clauses, restrictions on our ability to merge or amalgamate with another entity and restrictions on our ability to prematurely redeem or repay such bonds or loans. The terms of our subordinated debt issuances eligible for inclusion in tier I or tier II capital include the suspension of interest payments in the event of losses or capital deficiencies, and a prohibition on redemption, even at maturity or on specified call option dates, without the prior approval of the Reserve Bank of India. We are currently not, and do not expect to be, in breach of any material covenants of our borrowings that would be construed as events of default under the terms of such borrowings.

There are restrictions on the use of liquidity maintained by our UK and Canada subsidiaries to meet our overall liquidity needs. The Office of the Superintendent of Financial Institutions has prescribed a limit of 100% on tier I and tier II capital, on the exposure to any single entity. ICICI Bank Canada, our Canadian subsidiary has internally capped this exposure at 50% of the limit specified by the Office of the Superintendent of Financial Institutions. The Financial Services Authority of the United Kingdom has prescribed a limit of 25% of the large exposure capital base, on the exposure to an individual counterparty (or a group of connected counterparties). The large exposure capital base is calculated as the sum of allowable tier I and tier II capital less any deductions required by the Financial Services Authority. ICICI Bank UK has a capital base of US$ 1.0 billion at year-end fiscal 2010, resulting in a limit of US$ 254 million.

The successful management of credit, market and operational risk is an important consideration in managing our liquidity because it affects the evaluation of our credit ratings by rating agencies. Rating agencies may reduce or indicate their intention to reduce the ratings at any time.

Capital Expenditure

The following tables set forth, for the periods indicated, certain information related to capital expenditure by category of fixed assets.

	Fiscal 2008
	Cost at year-end fiscal 2007		Additions/ transfers		Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2008
	(in millions)
Premises	Rs.	23,574	Rs.	3,986	Rs.	(325)	Rs.	(4,181)	Rs.	23,054	US$	513
Other fixed assets (including furniture and fixes)		27,621		6,917		(687)		(18,093)		15,759		351
Assets given on lease		18,347		–		(57)		(10,318)		7,971		177
Total	Rs.	69,542	Rs.	10,903	Rs.	(1,069)	Rs.	(32,592)	Rs.	46,784	US$	1,041

	Fiscal 2009
	Cost at year-end fiscal 2008		Additions/ transfers		Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2009
	(in millions)
Premises	Rs.	27,235	Rs.	2,875	Rs.	(547)	Rs.	(5,485)	Rs.	24,078	US$	536
Other fixed assets (including furniture and fixes)		33,852		5,496		(1,209)		(21,865)		16,274		362
Assets given on lease		18,289		–		(328)		(13,338)		4,623		103
Total	Rs.	79,376	Rs.	8,371	Rs.	(2,084)	Rs.	(40,688)	Rs.	44,975	US$	1,001

	Fiscal 2010
	Cost at year-end fiscal 2009		Additions/ transfers		Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2010
	(in millions)
Premises	Rs.	29,563	Rs.	1,369	Rs.	(2,251)	Rs.	(6,472)	Rs.	22,209	US$	494
Other fixed assets (including furniture and fixes)		38,139		2,298		(4,205)		(23,352)		12,880		286
Assets given on lease		17,961		-		(201)		(14,226)		3,534		79
Total	Rs.	85,663	Rs.	3,667	Rs.	(6,657)	Rs.	(44,050)	Rs.	38,623	US$	859

Our capital expenditure on premises and other assets was Rs. 3.7 billion in fiscal 2010 compared to Rs. 8.4 billion in fiscal 2009. Capital expenditure of Rs. 2.3 billion on other fixed assets in fiscal 2010 included Rs. 1.4 billion on software. Our capital expenditure on premises and other assets decreased by 23.2% from Rs. 10.9 billion for fiscal 2008 to Rs. 8.4 billion for fiscal 2009. Deletion of fixed assets during fiscal 2010 is primarily due to sale or surrender of certain properties and sale of fixed assets of merchant acquiring business.

Collateral Management

Overview

The Bank defines collateral as the assets or rights provided to the Bank by a borrower or a third party in order to secure a credit facility. The Bank would have the rights of secured creditor in respect of the assets/contracts offered as security for the obligations of the borrower/obligor. The Bank ensures that the underlying documentation for the collateral provides the Bank with appropriate rights over the collateral or other forms of credit enhancement including the right to liquidate retain or take legal possession of such collateral in a timely manner in the event of default by the counterparty. The Bank also endeavors to keep the assets provided as security to the Bank under adequate insurance during the tenor of the Bank’s exposure. The collateral is monitored periodically.

Collateral valuation

As stipulated by the Reserve Bank of India guidelines, the Bank uses the comprehensive approach for collateral valuation. The Bank adjusts the value of any collateral received to adjust for possible future fluctuations in the value of the collateral in line with the requirements specified by the Reserve Bank of India guidelines. These adjustments, also referred to as ‘haircuts’, to produce volatility-adjusted amounts for collateral, are reduced from the exposure to compute the capital charge.

Types of collateral taken by the Bank

ICICI Bank determines the appropriate collateral for each facility based on the type of product and risk profile of the counterparty. In the case of corporate and small and medium enterprise financing, fixed assets are generally taken as security for long tenor loans and current assets for working capital finance. For project finance, the assets of the borrower and assignment of the underlying project contracts is generally taken as security. In some cases, additional security such as a pledge of shares, cash collateral, a charge on receivables with an escrow arrangement and guarantees is also taken. For retail products, the security to be taken is defined in the product policy for the respective products. Housing loans and automobile loans are secured by the security of the property or automobile being financed. The valuation of the properties is carried out by an approved valuation agency at the time the loan is approved. The Bank also offers products that are primarily based on collateral including shares, specified securities, warehoused commodities and gold jewelry. These products are offered in line with the approved product policies, which include types of collateral, valuation and margining.

The Bank also extends unsecured facilities to its clients (corporate and retail) based on the merits of the case and credit strength of the borrower and within the limits with respect to unsecured facilities approved by our board of directors. The decision on the type and quantum of collateral for each transaction is taken by the credit approving authority as per the credit approval authorization approved by the board of directors. The Bank typically stipulates security creation as a condition precedent to disbursement of the facilities. In certain cases, time is allowed for security creation. For facilities provided as per approved product policies including retail products, and loan against shares, collateral is taken in line with the policy.

Significant Changes

Except as otherwise stated in this annual report, we have experienced no significant changes since the date of the fiscal 2010 consolidated financial statements contained in this annual report.

Segment Revenues and Assets

The Reserve Bank of India in its guidelines on “segmental reporting” has stipulated specified business segments and their definitions, for the purposes of public disclosures on business information for banks in India.

The consolidated segmental report for fiscal 2010, based on the segments identified and defined by the Reserve Bank of India, has been presented as follows:

•
Retail Banking includes exposures of the Bank, which satisfy the four qualifying criteria of ‘regulatory retail portfolio’ as stipulated by the Reserve Bank of India guidelines on the Basel II framework. These criteria are as follows:

(i) Orientation criterion: Exposures is to an individual person or persons (not to be restricted to an individual, Hindu Undivided Family, trust, partnership firm, private limited companies, public limited companies, co-operative societies, etc.) or to a small business are classified as retail. A small business is defined as one where the three year average annual turnover is less than Rs. 500 million.

(ii) Product criterion: All exposure should take the form of any of the following:

•	revolving credits and lines of credit (including overdrafts);
•	term loans and leases (e.g. installment loans and leases, student and educational loans); and
•	small business facilities and commitments.

(iii) Low value of individual exposures: The maximum aggregate retail exposure to one counterparty should not exceed the absolute threshold limit of Rs. 50 million.

(iv) Granularity criterion: The Regulatory retail portfolio should be sufficiently diversified to a degree that reduces the risks in the portfolio. The aggregate exposure to one counterparty should not exceed 0.2% of overall retail portfolio.

•
Wholesale Banking includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included in the Retail Banking segment, as per the Reserve Bank of India guidelines for the Bank.

•
Treasury includes the entire investment portfolio of the Bank, ICICI Eco-net Internet and Technology Fund, ICICI Equity Fund, ICICI Emerging Sectors Fund, ICICI Strategic Investments Fund and ICICI Venture Value Fund (with effect from April 1, 2009).

•
Other Banking includes the Bank’s banking subsidiaries that is, ICICI Bank UK PLC, ICICI Bank Canada and its subsidiary ICICI Wealth Management Inc. (up to December 31, 2009) and ICICI Bank Eurasia LLC. Further, it includes hire purchase and leasing operations and other items not attributable to any particular business segment of the Bank.

•	Life Insurance represents results of ICICI Prudential Life Insurance Company Limited.

•	General Insurance represents results of ICICI Lombard General Insurance Company Limited.

•	Venture Fund Management represents results of ICICI Venture Funds Management Company Limited.

•
Others includes ICICI Home Finance Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, TCW/ICICI Investment

Partners LLC., ICICI Kinfra Limited, ICICI West Bengal Infrastructure Development Corporation Limited, Loyalty Solutions & Research Limited, I-Ven Biotech Limited and ICICI Prudential Pension Funds Management Company Limited (with effect from April 22, 2009).

Framework for transfer pricing

All liabilities are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirements and specific charge on account of directed lending to certain sectors categorized as priority sector. Current and savings account deposits are transfer priced at a fixed rate. For term deposits and borrowings the transfer pricing is based on the categories specified in the Transfer Pricing Policy. Transfer pricing to our asset creation units is based on the incremental cost of deposits (blended for current and savings account deposits) and borrowings adjusted for the maturity of the asset (term premium), regulatory reserve requirements, liquidity maintenance costs and specific charges due to priority sector lending. The allocated capital is also considered as a source of funding for this purpose.

Fiscal 2010 Compared with Fiscal 2009

The following table sets forth, for the periods indicated, profit before tax of various segments.

	Year ended March 31,
	2009		2010		2010		2009/2010 % change
	(in millions, except percentages)
Retail Banking	Rs.	580	Rs.	(13,335)	US$	(297)	–
Wholesale Banking		34,133		36,451		811	6.8%
Treasury		13,069		27,444		611	110.0
Other Banking		6,079		7,734		172	27.2
Life Insurance		(8,596)		2,777		62	132.3
General Insurance		3		1,583		35	–
Venture fund management		2,021		744		17	(63.2)
Others		5,894		6,814		152	15.6
Profit before tax	Rs.	53,183	Rs.	70,212	US$	1,563	32.0%

Retail Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2009		2010		2010		2009/2010 % change
	(in millions, except percentages)
Net interest income	Rs.	48,473	Rs.	37,594	US$	836	(22.4)%
Non-interest income		29,415		26,192		583	(11.0)
Total income		77,888		63,786		1,419	(18.1)
Non-interest expenses		47,933		43,565		969	(9.1)
Profit before provisions		29,955		20,221		450	(32.5)
Provisions		29,375		33,556		747	14.2
Profit before tax	Rs.	580	Rs.	(13,335)	US$	(297)	–

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Advances	Rs.	875,251	Rs.	665,364	US$	14,802	(24.0)%
Deposits		1,057,499		1,129,894		25,137	6.8

Loans in the retail banking segment declined by 24.0% from Rs. 875.3 billion at year-end fiscal 2009 to Rs. 665.4 billion at year-end fiscal 2010, due to moderation in retail loan growth in the system, our strategy of reducing our unsecured retail portfolio and repayments and prepayments from our existing retail portfolio. The retail banking segment focused on increasing current and savings account deposits. Retail savings account deposits increased by 29.5% from Rs. 409.8 billion at year-end fiscal 2009 to Rs. 530.8 billion at year-end fiscal 2010. Retail current account deposits increased by 28.5% from Rs. 97.9 billion at year-end fiscal 2009 to Rs. 125.8 billion at year-end fiscal 2010.

The profit before tax of the retail banking segment decreased from a profit of Rs. 0.6 billion in fiscal 2009 to a loss of Rs. 13.3 billion in fiscal 2010, primarily due to a lower level of net interest income and loan-related fees, and higher provision for loan losses. These negative trends were partly offset by rigorous control over operating expenses.

Net interest income decreased by 22.4% from Rs. 48.5 billion in fiscal 2009 to Rs. 37.6 billion in fiscal 2010 primarily due to a reduction in the loan portfolio. During fiscal 2010, we moderated the growth in our retail credit portfolio. Further, our strategy of reducing unsecured retail loans resulted in a shift in the portfolio mix towards a higher proportion of lower yielding secured assets. We also reduced the floating reference rate applicable to our floating rate home loan portfolio. Although there was a declining interest rate trend in the banking system in fiscal 2010 resulting in lower incremental funding cost, the retail lending business did not fully reflect this benefit as a sizeable part of the loan portfolio, such as vehicle loans and unsecured loans are fixed rate retail loans, and the cost of funding these loans continued to be the cost at the time of the origination of the loan.

Non-interest income decreased by 11.0% from Rs. 29.4 billion in fiscal 2009 to Rs. 26.2 billion in fiscal 2010, primarily due to lower level of incremental lending, which resulted in a lower level of loan related fees. Following the reduction in our credit card portfolio, and specifically in products such as equated monthly installments, personal loans via credit cards and the lower issuance of new credit cards, the fee income from the credit card portfolio decreased from Rs. 10.0 billion in fiscal 2009 to Rs. 6.9 billion in fiscal 2010. In fiscal 2010, ICICI Bank and First Data, a global company engaged in electronic commerce and payment services, formed a merchant acquiring alliance. A new entity, 81.0% owned by First Data, was formed, which has acquired ICICI Bank’s merchant acquiring operations through a transfer of assets, primarily constituting fixed assets, receivables and payables, and the assumption of liabilities for a total consideration of Rs. 3.7 billion. The retail banking segment realized a profit of Rs. 2.0 billion in fiscal 2010 from this transaction.

Non-interest expenses decreased by 9.1% from Rs. 47.9 billion in fiscal 2009 to Rs. 43.6 billion in fiscal 2010, primarily due to lower business volumes and the Bank’s strategy of controlling operating expenses.

Provisions and contingencies increased by 14.2% from Rs. 29.4 billion in fiscal 2009 to Rs. 33.6 billion in fiscal 2010, primarily due to the seasoning of the secured loan portfolio, higher level of credit losses in the unsecured retail asset portfolio and challenges in collections and the adverse macro-economic environment in fiscal 2009. We made various efforts to contain losses in the unsecured retail segment by improving the loan collection architecture and minimizing incremental lending to this segment. We also tightened credit standards for incremental credit card issuance and unsecured lending, as a result of which there was reduction in incremental addition to retail non-performing loans on a quarter-on-quarter basis. Going forward this is expected to be reflected in a lower provisioning requirement.

Wholesale Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Net interest income	Rs.	26,503	Rs.	31,072	US$	691	17.2%
Non-interest income		34,697		28,075		625	(19.1)
Total income		61,200		59,147		1,316	(3.4)
Non-interest expenses		19,147		12,353		275	(35.5)
Profit before provisions		42,053		46,794		1,041	11.3
Provisions		7,920		10,343		230	30.6
Profit before tax	Rs.	34,133	Rs.	36,451	US$	811	6.8%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Advances	Rs.	1,305,394	Rs.	1,144,172	US$	25,454	(12.4)%
Deposits		1,080,069		888,942		19,776	(17.7)

The second half of fiscal 2009 was impacted by the global financial and liquidity crisis and loss of business confidence. These effects continued until the early part of fiscal 2010, due to which the wholesale banking business was impacted through subdued credit demand from the corporate sector and slower domestic corporate activity. The wholesale banking loan book declined by 12.4% from Rs. 1,305.4 billion at year-end fiscal 2009 to Rs. 1,144.2 billion at year-end fiscal 2010, primarily due to the above factors and the impact of the rupee appreciation on foreign currency denominated loans of our overseas operations. The wholesale banking segment continued to maintain its focus on increasing non-interest bearing deposits. Term deposits decreased by 26.7% from Rs. 964.3 billion at year-end fiscal 2009 to Rs. 707.2 billion at year-end fiscal 2010, reflecting our conscious strategy of reducing wholesale deposits.

Profit before tax of the wholesale banking segment increased from Rs. 34.1 billion in fiscal 2009 to Rs. 36.5 billion in fiscal 2010 primarily due to a higher level of net interest income and reduction in operating expenses. These positive impacts were offset by a lower level of non-interest income and higher provisioning on restructured loans.

Net interest income increased by 17.2% from Rs. 26.5 billion in fiscal 2009 to Rs. 31.1 billion in fiscal 2010. Net interest income increased in fiscal 2010, due to the benefit of lower funding costs as a result of a decline in systemic interest rates, on the existing floating rate wholesale loan portfolio.

Non-interest income decreased by 19.1% from Rs. 34.7 billion in fiscal 2009 to Rs. 28.1 billion in fiscal 2010. Fee income including appraisal, advisory and syndication fees decreased due to subdued credit demand from the corporate sector and slower domestic corporate activity during fiscal 2010. Further, the fee income of our overseas branches also decreased due to reduced international activity by Indian corporates.

Non-interest expenses decreased by 35.5% from Rs. 19.2 billion in fiscal 2009 to Rs. 12.4 billion in fiscal 2010, primarily due to the Bank’s strategy of controlling operating expenses.

Provisions and contingencies increased by 30.6% from Rs. 7.9 billion in fiscal 2009 to Rs. 10.3 billion in fiscal 2010, primarily due to provisioning of Rs. 2.5 billion on account of the restructuring of corporate loans.

Treasury

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Net interest income	Rs.	5,789	Rs.	11,507	US$	256	98.8%
Non-interest income		10,794		17,874		398	65.6
Total income		16,583		29,381		654	77.2
Non-interest expenses		1,801		1,615		36	(10.3)
Profit before provisions		14,782		27,766		618	87.8
Provisions		1,713		322		7	(81.2)
Profit before tax	Rs.	13,069	Rs.	27,444	US$	611	110.0%

The following table sets forth, for the periods indicated, the closing balances of key assets and liabilities.

	Closing balance at March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Investments	Rs.	1,026,642	Rs.	1,208,507	US$	26,886	17.7
Deposits		45,910		1,330		30	(97.1)
Borrowings		673,237		942,636		20,971	40.0

Our treasury operations include the maintenance and management of regulatory reserves, proprietary trading in equity and fixed income, a range of products and services, such as forward contracts and interest rate and currency swaps, and foreign exchange products and services. It also includes investments made by ICICI Eco-net Internet and Technology Fund, ICICI Equity Fund, ICICI Emerging Sectors Fund, ICICI Strategic Investments Fund and ICICI Venture Value Fund.

Profit before tax of the treasury segment increased from Rs. 13.1 billion in fiscal 2009 to Rs. 27.4 billion in fiscal 2010, primarily due to higher profits from our equity portfolio, realized gain and mark-to-market loss reversal on our credit derivatives portfolio and write-back of provisions related to receivables from derivatives contracts. This was offset by lower profits from government securities and other domestic fixed income positions and lower income from foreign exchange and derivatives transactions.

Net interest income increased by Rs. 5.7 billion from Rs. 5.8 billion in fiscal 2009 to Rs. 11.5 billion in fiscal 2010, primarily due to a reduction in the average cost of term deposits from 9.2% in fiscal 2009 to 7.7% in fiscal 2010 and also due to an increase in the average current and saving account deposits in the total deposit base from Rs. 580.5 billion in fiscal 2009 to Rs. 640.6 billion in fiscal 2010. This resulted in higher net positive income derived from transfer pricing of assets and liabilities.

Non-interest income increased from Rs. 10.8 billion in fiscal 2009 to Rs. 17.9 billion in fiscal 2010. The benchmark equity index BSE SENSEX increased by 80.5% from 9,709 at year-end fiscal 2009 to 17,528 at year-end fiscal 2010 compared to a decline of 38% during fiscal 2009. We made a profit of Rs. 4.6 billion from our equity portfolio in fiscal 2010 against a loss of Rs. 4.8 billion in fiscal 2009. During fiscal 2010, the contraction in credit spreads due to improved global market conditions resulted in income of Rs. 4.0 billion, comprising the reversal of mark-to-market provisions and realized gains on the credit derivatives portfolio compared to loss of Rs. 2.8 billion in fiscal 2009. In fiscal 2009, the Bank reversed an amount equal to Rs. 4.4 billion relating to receivables under derivatives contracts that were overdue for more than 90 days, in accordance with the Reserve Bank of India guidelines. In fiscal 2010 there was a net write back of Rs. 0.4 billion. During fiscal 2010, the Bank capitalized on market opportunities to realize gains from its government securities portfolio and other domestic fixed income positions. However, the opportunities were limited compared to fiscal 2009. The Bank earned a profit of Rs. 6.8 billion on government securities portfolio and other domestic fixed income positions in fiscal 2010 compared to Rs. 20.6 billion in fiscal 2009. Our fixed income portfolio generally benefits by declining interest rates. During fiscal 2009, due to various accommodative monetary measures the yield on ten-year government of India securities after increasing from 7.94% at year-end fiscal 2008 to a peak of about 9.47% declined sharply to a low of 5.09% at

January 5, 2009. We positioned ourselves to take advantage of the change in the interest rate scenario by increasing the duration of the government securities as well as taking trading positions to benefit from the drop in yields. This resulted in significant gains from the fixed income securities during fiscal 2009. During fiscal 2010, the concerns over the fiscal deficit, together with the Reserve Bank of India’s gradual exit from expansionary monetary policy and inflationary pressures, led to expectations of hardening of interest rates. The yield on ten-year government of India securities after declining in the initial months increased by 81 basis points from 7.01% at year end-fiscal 2009 to 7.82% at year-end fiscal 2010.

Other Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Net interest income	Rs.	8,423	Rs.	5,099	US$	113	(39.5)%
Non-interest income		9,926		9,396		209	(5.3)
Total income		18,349		14,495		322	(21.0)
Non-interest expenses		6,950		5,584		124	(19.7)
Profit before provisions		11,399		8,911		198	(21.8)
Provisions		5,320		1,177		26	(77.9)
Profit before tax	Rs.	6,079	Rs.	7,734	US$	172	27.2%

The following table sets forth, for the periods indicated, the outstanding balances of the key assets and liabilities.

	Outstanding balance at March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Investments	Rs.	190,868	Rs.	143,663	US$	3,196	(24.7)%
Advances		390,827		356,029		7,921	(8.9)
Deposits		443,297		406,064		9,034	(8.4)
Borrowings		122,134		102,532		2,281	(16.0)

Other banking business includes our hire purchase and leasing operations, our overseas banking subsidiaries, ICICI Bank UK, ICICI Bank Canada and its subsidiary ICICI Wealth Management Inc. (up to December 31, 2009), and ICICI Bank Eurasia LLC., and other items not attributable to any particular business segment of the Bank.

Profit before tax of other banking segment increased from Rs. 6.1 billion in fiscal 2009 to Rs. 7.7 billion in fiscal 2010, primarily due to a decline in provisions. ICICI Bank UK and ICICI Bank Canada also experienced a decrease in net interest income due to a decline in their net interest margins.

Net interest income decreased by 39.5% from Rs. 8.4 billion in fiscal 2009 to Rs. 5.1 billion in fiscal 2010, primarily on account of interest received on income tax refunds due upon the completion of pending income tax assessments of Rs. 3.4 billion in fiscal 2009 compared to Rs. 1.2 billion in fiscal 2010. The net interest income also decreased due to a decrease in the net interest margins of ICICI Bank UK and ICICI Bank Canada. The net interest margin of ICICI Bank UK and ICICI Bank Canada decreased primarily due to a decline in LIBOR rates during fiscal 2010. ICICI Bank UK and ICICI Bank Canada have a largely floating rate LIBOR loan portfolio while a large part of their funding is fixed rate customer deposits. Also during fiscal 2010, ICICI Bank UK and ICICI Bank Canada held a higher level of lower yielding liquid investments, resulting in a decline in interest income more than a decline in interest expense.

Non-interest income decreased by 5.3% from Rs. 9.9 billion in fiscal 2009 to Rs. 9.4 billion in fiscal 2010, primarily due to a lower level of profits realized by ICICI Bank UK on its buyback of bonds from Rs. 4.0 billion in fiscal 2009 to Rs. 0.3 billion in fiscal 2010. However, non-interest income increased due to gains realized on sale of investments and reversal of mark-to-market provision on credit-linked notes by ICICI Bank UK and gains realized from the sale of insured mortgages by ICICI Canada and reversal of mark-to-market provision on its investments.

Non-interest expenses decreased by 19.7% from Rs. 7.0 billion in fiscal 2009 to Rs. 5.6 billion in fiscal 2010 primarily due to a decrease in employee and administrative expenses at overseas banking subsidiaries.

Provisions and contingencies decreased from Rs. 5.3 billion in fiscal 2009 to Rs. 1.2 billion in fiscal 2010. In fiscal 2009, provision on investments of Rs. 4.2 billion was made by ICICI Bank UK primarily for its investment in Lehman Brothers after the failure of Lehman Brothers.

Advances decreased by 8.9% from Rs. 390.8 billion at year-end fiscal 2009 to Rs. 356.0 billion at year-end fiscal 2010 primarily due to a decline in loans of ICICI Bank Canada resulting from the sale of insured mortgages and a decline in its offshore lending portfolio during fiscal 2010 on account of scheduled repayments and low level of incremental growth in offshore lending.

Investments decreased by 24.7% from Rs. 190.9 billion at year-end fiscal 2009 to Rs. 143.7 billion at year-end fiscal 2010, primarily due to a decline in the investment book of ICICI Bank UK.

ICICI Bank UK reduced its investment portfolio by 39.5% from Rs. 148.5 billion at year-end fiscal 2009 to Rs. 89.8 billion at year-end fiscal 2010. Until fiscal 2008, ICICI Bank UK’s retail deposits were primarily in the nature of demand deposits received through the internet channel. As a prudent asset liability management strategy, ICICI Bank UK invested these deposits mainly in the bonds of financial institutions with generally strong credit ratings. Since fiscal 2009, ICICI Bank UK has focused on re-balancing its deposit base towards retail term deposits in order to increase the proportion of its deposits that may be deployed in medium-term loan assets.

In October 2008, the UK Accounting Standards Board amended FRS 26 on ‘Financial Instruments: Recognition and Measurement’ and permitted the reclassification of financial assets in certain circumstances from the “held for trading” category to the “available-for-sale” category, from the “held for trading” category to the “loans and receivables” category and from the “available-for-sale” category to the “loans and receivables” category. Pursuant to these amendments, ICICI Bank UK in fiscal 2009 had reclassified certain corporate bonds and asset backed securities with a fair value of Rs. 34.0 billion from the “held for trading” category to the “available-for-sale” category, certain asset backed securities with fair value of Rs. 0.1 billion from “held for trading” category to “loans and receivables” category, and certain corporate bonds and asset backed securities with fair value of Rs. 20.4 billion from the “available-for-sale” category to the “loans and receivables” category. If these reclassifications had not been made, ICICI Bank UK pre-tax profit for fiscal 2009 would have decreased by Rs. 2.5 billion and ICICI Bank UK’s pre-tax losses in “available-for-sale” reserve would have increased by Rs. 0.5 billion for fiscal 2009. If these reclassifications had not been made, ICICI Bank UK’s pre-tax profit for fiscal 2010 would have increased by Rs. 2.3 billion and ICICI Bank UK’s pre-tax gain in “available-for-sale” reserve would have decreased by Rs. 1.2 billion.

On the “available-for-sale” investments of ICICI Bank UK, the mark-to-market post-tax loss reflected in the shareholders’ equity decreased from Rs. 12.4 billion at year-end fiscal 2009 to Rs. 4.3 billion at year-end fiscal 2010 due to impact of tightening credit spreads on the bond portfolio.The mark-to-market post-tax loss reflected in the shareholders’ equity increased from Rs. 4.1 billion at year-end fiscal 2008 to Rs. 12.4 billion at year-end fiscal 2009.

ICICI Bank Canada’s investment portfolio increased by 29.3% from Rs. 40.3 billion at year-end fiscal 2009 to Rs. 52.2 billion at year-end fiscal 2010 primarily due to an increase in liquid investments like treasury bills and government bonds.. ICICI Bank Canada held certain Asset Backed Commercial Paper that was subject to a court approved restructuring plan, which was completed on January 21, 2009. Under the terms of the plan, ICICI Bank Canada had received restructured ‘Master Asset Vehicle’ (MAV 2 and MAV 3) notes in lieu of the Asset backed Commercial Paper held. The ‘Master Asset Vehicle’ notes have been mark-to-market similar to the Asset backed Commercial Paper held prior to being restructuring to ‘Master Asset Vehicle’ notes. In fiscal 2010, an additional mark-to-market loss of Rs. 0.01 billion on the ‘Master Asset Vehicle’ notes has been recorded.

Deposits decreased by 8.4% from Rs. 443.3 billion at year-end fiscal 2009 to Rs. 406.1 billion due to decline in deposits at ICICI Bank UK and ICICI Bank Canada. Until fiscal 2008, ICICI Bank UK’s retail deposits were primarily in the nature of demand deposits received through the internet channel. As a prudent asset liability management strategy, ICICI Bank UK invested these deposits mainly into the bonds of financial institutions with generally strong credit ratings. Since fiscal 2009, ICICI Bank UK has focused on re-balancing its deposit base towards retail term deposits and the proportion of retail term deposits in total deposits has increased significantly from 16% at year-end fiscal 2008 to 66% at year-end fiscal 2010.

Borrowings, in rupee terms, decreased by 16.0% from Rs. 122.1 billion at year-end fiscal 2009 to Rs. 102.5 billion primarily due to the impact of rupee appreciation on foreign currency denominated borrowings at ICICI Bank UK and ICICI Bank Canada.

Life Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Premium earned	Rs.	153,562	Rs.	165,319	US$	3,678	7.7%
Premium on reinsurance ceded		(380)		(529)		(12)	39.2
Net premium earned		153,182		164,790		3,666	7.6
Other income		8,642		16,923		376	95.8
Investment income		3,205		3,620		81	12.9
Total income		165,029		185,333		4,123	12.3
Commission paid		7,000		6,030		134	(13.9)
Claims/benefits paid		2,250		2,878		64	27.9
Operating expenses		25,876		23,521		523	(9.1)
Total expenses		35,126		32,429		721	(7.7)
Transfer to linked funds		132,058		144,222		3,209	9.2
Provisions for policy holder liabilities (non- linked)		6,441		5,905		131	(8.3)
Profit/(loss) before tax	Rs.	(8,596)	Rs.	2,777	US$	62	132.3

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities outstanding.

	Outstanding balance at March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Investments	Rs.	39,951	Rs.	56,865	US$	1,265	42.3%
Assets held to cover linked liabilities		286,139		514,693		11,450	79.9
Liabilities on life policies in force		310,536		539,654		12,006	73.8

ICICI Prudential Life Insurance Company maintained its market leadership in the private sector with an overall market share of 9.3% in fiscal 2010 based on the retail new business weighted received premium which represents the first year premium and 10% of the single premium received. Assets under management increased by 74.8% from Rs. 327.9 billion at year end fiscal 2009 to Rs. 573.2 billion at year end fiscal 2010.

ICICI Prudential Life Insurance Company achieved its first year of accounting profit before tax of Rs. 2.8 billion in fiscal 2010, compared to a loss of Rs. 8.6 billion in fiscal 2009, primarily due to higher renewal premium and lower new business premium, resulting in lower upfront expenses and commission expenses and also due to an increase in fees including fund management fees and policy discontinuation charges. Life insurance companies incur losses in the initial years mainly due to higher business set-up costs in the initial years of rapid growth, non-amortization of acquisition costs and reserving for actuarial liability in line with insurance company accounting norms. These factors resulted in statutory losses for the life insurance business since the company’s inception until fiscal 2009, as its business grew rapidly year-on-year during this period.

The total premium income of ICICI Prudential Life Insurance Company increased by 7.7% from Rs. 153.6 billion in fiscal 2009 to Rs. 165.3 billion in fiscal 2010 primarily due to an increase in renewal premiums by 19.4% from Rs. 85.4 billion in fiscal 2009 to Rs. 102.0 billion in fiscal 2010 contributing to 61.7% of total premium in fiscal 2010 compared to 55.6% in fiscal 2009. The new business premiums (gross of premium on reinsurance ceded) of ICICI Prudential Life Insurance Company decreased by 7.0% from Rs. 68.1 billion in fiscal 2009 to Rs. 63.3 billion in fiscal 2010 due to declining new business growth in the first half of fiscal 2010 relative to the first half of fiscal 2009. New business premium growth moderated sharply in the second half of fiscal 2009 primarily due to the impact of the financial crisis and its impact on equity markets.

Other income of ICICI Prudential Life Insurance Company increased by 95.8% from Rs. 8.6 billion in fiscal 2009 to Rs. 16.9 billion in fiscal 2010 primarily due to an increase in fees including fund management fees and policy discontinuation charges.

Commission expenses of ICICI Prudential Life Insurance Company decreased by 13.9% as against the increase in premium by 7.7% primarily due to an increase in the proportion of renewal premium in its total premiums and an increase in proportion of pension business in its new business premium, where commission rates are lower compared to the other line of life insurance business.

Claims and benefit payouts of ICICI Prudential Life Insurance Company increased by 27.9% from Rs. 2.3 billion in fiscal 2009 to Rs. 2.9 billion in fiscal 2010, due to an increase in death and health claims together with the survival benefits outgoing payments paid as per the contractual obligation to policyholders. The increase in death and health claims remain within the internal norms set by the management and are closely monitored by the actuarial team with necessary corrective measures taken whenever required.

The operating expense of ICICI Prudential Life Insurance Company decreased 9.1% from Rs. 25.9 billion in fiscal 2009 to Rs. 23.5 billion in fiscal 2010, mainly due to significant focus on cost efficiencies that led to a decrease in new policy-related expenses, agency training cost, advertisement expenses and other branch related expenses in fiscal 2010 compared to fiscal 2009. The number of branches decreased from 2,099 at year end fiscal 2009 to 1,918 at year-end fiscal 2010.

Transfer of premium received including the renewal premium on linked policies of ICICI Prudential Life Insurance Company to investments increased by 9.2% from Rs. 132.1 billion in fiscal 2009 to Rs. 144.2 billion in fiscal 2010, in line with the increase in linked business in fiscal 2010.

Assets held to cover linked liabilities of ICICI Prudential Life Insurance Company increased by 79.9% from Rs. 286.1 billion at year-end fiscal 2009 to Rs. 514.7 billion at year-end fiscal 2010, due to an increase in linked business coupled with improvement in capital markets. Investments held to cover linked liabilities are investments held for the linked policy holders. In the linked business, the premium amount paid by the policy holder after the deduction of charges and the premium for risk cover, are invested in the underlying asset or index as chosen by the policy holder. The risks and rewards on the investments of linked policies therefore lie to a large extent with the policy holders.

Liability under existing life insurance policies to be paid by ICICI Prudential Life Insurance Company increased by 73.8% from Rs. 310.5 billion at year-end fiscal 2009 to Rs. 539.7 billion at year-end fiscal 2010, primarily in line with the increase in linked assets.

General Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Gross written premium (include premium on reinsurance accepted)	Rs.	37,492	Rs.	36,948	US$	822	(1.5)%
Premium on reinsurance ceded		(16,327)		(13,807)		(307)	(15.4)
Unexpired risk reserve		(1,428)		(1,213)		(27)	(15.1)
Net premium earned		19,737		21,928		488	11.1
Commission income (net)		756		(210)		(5)	(127.8)
Total income (a)		20,493		21,718		483	6.0
Operating expenses		6,783		5,546		123	(18.2)
Claims/benefits paid		16,913		18,928		421	11.9
Total expense (b)		23,696		24,474		544	3.3
Underwriting profit/(loss) (a)-(b)		(3,203)		(2,756)		(61)	(14.0)
Investment income		3,222		4,454		99	38.2
Other expenses		(16)		(115)		(3)	618.8
Profit before tax	Rs.	3	Rs.	1,583	US$	35	–

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Investments	Rs.	30,307	Rs.	35,231	US$	784	16.2%
Current liabilities including claims outstanding		27,984		36,277		807	29.6
Provisions		11,574		12,659		282	9.4

ICICI Lombard General Insurance Company maintained its leadership in the private sector with an overall market share of 9.5% of gross written premium in fiscal 2010. Profit before tax of ICICI Lombard General Insurance Company increased from Rs. 3 million in fiscal 2009 to Rs. 1.6 billion in fiscal 2010, primarily due to an increase in operational efficiency and higher gains on the sale of investments following improved market conditions in fiscal 2010.

The gross written premium decreased by 1.5% from Rs. 37.5 billion in fiscal 2009 to Rs. 36.9 billion in fiscal 2010. Until January 1, 2007, almost 70.0% of the general insurance market was subject to price controls under a tariff regime. The general insurance industry was de-tariffed with effect from January 1, 2007 resulting in a reduction in premium rates and in the rate of growth of the industry. Against a net commission income of Rs. 756 million in fiscal 2009, there was a net commission expense of Rs. 210 million in fiscal 2010, primarily due to a change in reinsurance arrangements resulting in lower commission earnings. Operating expenses decreased from Rs. 6.8 billion in fiscal 2009 to Rs. 5.5 billion in fiscal 2010, primarily due to a decrease in the employee base and the implementation of cost control measures. Claims/benefits paid increased by 11.9% from Rs. 16.9 billion in fiscal 2009 to Rs. 18.9 billion in fiscal 2010, in line with an increase in net premium earned and due to higher motor and health claims.

As a result of the above, underwriting loss decreased by 14.0% from Rs. 3.2 billion in fiscal 2009 to Rs. 2.8 billion in fiscal 2010. The underwriting loss includes the impact of insurance pool created across all general insurance companies for third party insurance of commercial vehicles. All general insurance companies are required to cede 100% of the premiums collected and the claims incurred for this segment to the pool and the results of the pool is shared by each insurance company in proportion to its overall market share i.e., the gross direct premium of the industry. ICICI Lombard General Insurance Company incurred a loss of Rs. 0.7 billion in fiscal 2009 and Rs. 0.6 billion in fiscal 2010, on account of its share of loss in the pool results.

Investment income increased by 38.2% from Rs. 3.2 billion in fiscal 2009 to Rs. 4.5 billion in fiscal 2010 primarily due to higher gains on the sale of investments following improved market conditions in fiscal 2010.

Investments increased by 16.2% from Rs. 30.3 billion in fiscal 2009 to Rs. 35.2 billion in fiscal 2010 primarily due to a re-investment of income from investments and improved market conditions in fiscal 2010. Current liabilities increased by 29.6% from Rs. 28.0 billion in fiscal 2009 to Rs. 36.3 billion in fiscal 2010 primarily due to an increase in motor third party claims outstanding.

Venture fund management

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Net interest income	Rs.	(208)	Rs.	(106)	US$	(2)	49.0%
Non-interest income		3,456		1,790		40	(48.2)
Total income		3,248		1,684		37	(48.2)
Non-interest expenses		1,227		1,066		24	(13.1)
Profit before provisions		2,021		618		14	(69.4)
Provisions		–		(126)		(3)	–
Profit before tax	Rs.	2,021	Rs.	744	US$	17	(63.2)%

Profits before tax of the venture fund management segment decreased from Rs. 2.0 billion in fiscal 2009 to Rs. 0.7 billion in fiscal 2010. This was primarily due to lower profits on the sale of securities and a decline in management fees due to a change in the fee levy structure from a commitment amount basis to a net asset basis. This was offset by reduction in staff cost and administrative cost. In fiscal 2009, ICICI Venture Funds Management Company Limited made a profit of Rs. 1.4 billion on the sale of its entire stake in TSI Ventures, which was an integrated real estate investment, management and operating company and was a 50:50 joint venture between ICICI Venture Funds Management Company Limited and Tishman Speyer Development, LLC.

Others

The “others” segment mainly includes ICICI Home Finance Company Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited and ICICI Prudential Asset Management Company Limited.

ICICI Prudential Asset Management Company manages the ICICI Prudential Mutual Fund, which was among the top three mutual funds in India in terms of average funds under management in March 2010, with a market share of 10.8%. The average assets under management increased from Rs. 498.1 billion in fiscal 2009 to Rs. 769.9 billion in fiscal 2010, primarily due to an increase in market price of securities.

ICICI Securities and ICICI Securities Primary Dealership are engaged in equity underwriting and brokerage and primary dealership in government securities respectively. ICICI Securities owns icicidirect.com, a leading online brokerage platform.

Profit before tax of the “others” segment increased from Rs. 5.9 billion in fiscal 2009 to Rs. 6.8 billion in fiscal 2010 mainly due to an increase in profit of ICICI Prudential Asset Management Company and ICICI Securities Limited, but was reduced due to a decline in profit of ICICI Securities Primary Dealership.

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Net interest income	Rs.	3,715	Rs.	4,131	US$	92	11.2%
Non-interest income		15,133		14,886		331	(1.6)
Total income		18,848		19,017		423	0.9
Non-interest expenses		12,599		11,919		265	(5.4)
Operating profit before provisions and tax		6,249		7,098		158	13.6
Provisions		355		284		6	(20.0)
Profit before tax	Rs.	5,894	Rs.	6,814	US$	152	15.6%

Net interest income increased by 11.2%, from Rs. 3.7 billion in fiscal 2009 to Rs. 4.1 billion in fiscal 2010, primarily due to an increase in average interest earning investments and a lower cost of funds.

Non-interest income decreased by 1.6%, from Rs. 15.1 billion in fiscal 2009 to Rs. 14.9 billion in fiscal 2010, primarily due to a decrease in trading profits. However, there was an increase in management fees on account of a greater amount of funds under management and an increase in brokerage fees due to improved capital market conditions in fiscal 2010.

Non-interest expenses decreased by 5.4%, from Rs. 12.6 billion in fiscal 2009 to Rs. 11.9 billion in fiscal 2010, primarily due to scheme support expenses of Rs. 0.9 billion incurred in fiscal 2009. The scheme support expense related to fixed maturity plans, money market schemes and equity schemes. The scheme support expenses were incurred to address market valuation shortfalls in fixed maturity plans and money market schemes due to liquidity constraints and volatility in the fixed income markets; and for compensation against a diminution in the value of shares held in an equity scheme. These measures were taken to protect the interests of investors and to preserve the franchise, although there was no contractual obligation to do so.

ICICI Prudential Asset Management Company made a profit before tax of Rs. 1.9 billion in fiscal 2010 compared to Rs. 3 million in fiscal 2009, primarily due to an increase in management fees on account of higher funds under management and due to scheme support expenses of Rs. 0.9 billion incurred in fiscal 2009. During fiscal 2010 no such scheme support expenses were incurred by ICICI Prudential Asset Management Company Limited.

ICICI Securities Limited made a profit before tax of Rs. 1.8 billion in fiscal 2010 compared to Rs. 67 million in fiscal 2009 primarily due to higher brokerage income on account of improved capital market conditions.

ICICI Securities Primary Dealership made a profit before tax of Rs. 1.2 billion in fiscal 2010 compared to Rs. 4.2 billion in fiscal 2009 primarily due to a decrease in trading profits in fiscal 2010. In fiscal 2009 the yield on fixed income securities had declined substantially resulting in higher trading opportunity and thereby significant trading profits compared to fiscal 2010, when the yield on fixed income securities increased resulting in limited opportunities for trading profits.

Fiscal 2009 Compared with Fiscal 2008

Retail Banking

The profit before tax of the retail banking segment decreased from Rs. 9.5 billion in fiscal 2008 to Rs. 0.6 billion in fiscal 2009, primarily due to a decrease in net interest income and non-interest income and an increase in provisions, offset, in part, by decrease in non-interest expenses.

Net interest income, decreased by 11.1% from Rs. 54.5 billion in fiscal 2008 to Rs. 48.5 billion in fiscal 2009, primarily due to a sharp increase in the interest rates in the banking system, which impacted the net interest income on the existing retail asset portfolio. Further, as a risk containment measure, we had consciously moderated retail disbursements, which resulted in a lower level of net interest income.

Non-interest income decreased by 12.8% from Rs. 33.7 billion in fiscal 2008 to Rs. 29.4 billion in fiscal 2009, primarily due to lower retail disbursements, which resulted in a lower level of loan related fees. Further, sales of third party products, such as insurance and mutual funds, slowed down considerably in the second half of fiscal 2009, resulting in lower third party distribution fees. Our commission, exchange and brokerage income was impacted by the lower demand for retail financial products and the lower overall level of economic and trade activity.

Non-interest expenses decreased by 17.1% from Rs. 57.7 billion in fiscal 2008 to Rs. 47.9 billion in fiscal 2009, primarily due to overall cost reduction initiatives undertaken by the Bank, lower direct marketing agency expenses due to lower retail loan origination, lower issuance of new credit cards and the reduction in the rate of commission.

Provisions and contingencies increased by 39.5% from Rs. 21.1 billion in fiscal 2008 to Rs. 29.4 billion in fiscal 2009, primarily due to a higher level of specific provisioning on non-performing retail loans, offset, in part, by lower general provisioning on standard loans. The increase in retail non-performing loans was on account of seasoning of the secured loan portfolio, relatively higher losses on the unsecured portion of the portfolio attributable to the adverse macro-economic environment.

Wholesale Banking

Profit before tax of the wholesale banking segment decreased from Rs. 35.7 billion in fiscal 2008 to Rs. 34.1 billion in fiscal 2009. This was primarily due to the downturn in the global economy which resulted in a slowdown in the Indian economy and also impacted the Indian corporate sector. The decrease was mainly due to a decline in net interest income and an increase in provisions, offset, in part, by an increase in non-interest income and a decrease in non-interest expenses.

Net interest income decreased by 16.7% from Rs. 31.8 billion in fiscal 2008 to Rs. 26.5 billion in fiscal 2009. This was primarily due to a sharp increase in the interest rates in the banking system which adversely impacted net interest income of the wholesale banking segment.

Non-interest income increased by 10.0% from Rs. 31.5 billion in fiscal 2008 to Rs. 34.7 billion in fiscal 2009. The increase was achieved despite the slow down by corporate clients in their investment and overseas expansion plans which impacted our fees related to investments and mergers and acquisitions activity of corporate clients during the second half of the year.

Non-interest expenses decreased by 8.2% from Rs. 20.9 billion in fiscal 2008 to Rs. 19.1 billion in fiscal 2009, primarily due to our continuous focus on cost containment.

Provisions and contingencies increased by 17.0% from Rs. 6.8 billion in fiscal 2008 to Rs. 7.9 billion in fiscal 2009.

Treasury

Profit before tax of the treasury segment increased from Rs. 5.4 billion in fiscal 2008 to Rs. 13.1 billion in fiscal 2009 primarily due to an increase in net interest income and a decrease in non-interest expense, offset, in part, by a decrease in non-interest income.

Net interest income increased by Rs. 18.6 billion from net interest expenditure of Rs. 12.8 billion in fiscal 2008 to net interest income of Rs. 5.8 billion in fiscal 2009, primarily due to the increase in the interest rates in the banking system, which resulted in a net positive income derived from transfer pricing of assets and liabilities.

Non-interest income decreased from Rs. 22.8 billion in fiscal 2008 to Rs. 10.8 billion in fiscal 2009, primarily due to a reduction in sale of equity investments, a decline in equity markets resulting in mark-to-market losses in the equity portfolio, a loss on proprietary equity trading and mutual fund portfolio, a reversal of derivatives income where receivables are overdue for more than 90 days and the mark-to-market provisioning on security receipts, offset, in part, by realized profit on sale of fixed income investments, lower losses on credit derivatives portfolio and gains on buyback of bonds.

Non-interest expense decreased from Rs. 3.0 billion in fiscal 2008 to Rs. 1.8 billion in fiscal 2009, primarily due to lower incentives on account of declines in equity divestments by the consolidating venture capital funds.

Other Banking

Profit before tax of the other banking segment increased from Rs. 1.5 billion in fiscal 2008 to Rs. 6.1 billion in fiscal 2009, primarily due to increases in net interest income and non-interest income, offset, in part, by an increase in provisions.

Net interest income increased by 158.4% from Rs. 3.3 billion in fiscal 2008 to Rs. 8.4 billion in fiscal 2009, primarily due to the completion of pending income tax assessments during the course of the year as a result of which the Bank received interest on income tax refund, and an increase in the net interest income of ICICI Bank UK and ICICI Bank Canada due to an increase in interest-earning assets.

Non-interest income increased by 154.3% from Rs. 3.9 billion in fiscal 2008 to Rs. 9.9 billion in fiscal 2009, primarily due to profit on buyback of bonds of Rs. 4.0 billion in the UK subsidiary and an increase in income from investment banking and client-centric derivatives business at ICICI Bank Canada. In fiscal 2008, the mark-to-market losses due to the widening of credit spreads and other losses on the investment portfolio aggregating to Rs. 4.6 billion was made through the income statement in our overseas banking subsidiaries. In fiscal 2009, the net mark-to-market loss on investments held by our overseas banking subsidiaries, made through the income statement was Rs. 0.5 billion.

Provisions and contingencies increased from Rs. 0.1 billion in fiscal 2008 to Rs. 5.3 billion in fiscal 2009, primarily due to an increase in impairment loss mainly pertaining to provision made for investments of Rs. 4.2 billion in Lehman Brothers and other investments held by ICICI Bank UK.

Non-interest expenses increased by 25.2% from Rs. 5.6 billion in fiscal 2008 to Rs. 6.9 billion in fiscal 2009, primarily due to increases in employee expenses and administrative expenses at ICICI Bank UK and ICICI Bank Canada.

Venture fund management

Profit before tax of the venture fund management segment increased from Rs. 1.3 billion in fiscal 2008 to Rs. 2.0 billion in fiscal 2009. This is primarily due to an increase in profit on the sale of investments from Rs. 0.1 billion in fiscal 2008 to Rs. 1.5 billion in fiscal 2009. In fiscal 2009, ICICI Venture Fund Management Company Limited (“ICICI Venture”) sold its entire stake in TSI Ventures, which is an integrated real estate investment, management and operating company and was a 50:50 joint venture between ICICI Venture and Tishman Speyer Development, L.L.C.

Life Insurance

ICICI Prudential Life Insurance Company incurred a loss before tax of Rs. 8.6 billion in fiscal 2009 compared to Rs. 15.1 billion in fiscal 2008. The decline in the loss of ICICI Prudential Life Insurance Company was on account of higher renewal premiums and lower new business premiums, resulting in lower upfront expenses and commission expenses, together with rationalization of various operating expenses. Life insurance companies incur losses in the initial years mainly due to higher business set-up costs in the initial years of rapid growth, non-amortization of acquisition costs and reserving for actuarial liability in line with insurance company accounting norms. These factors have resulted in statutory losses for the life insurance business since the company’s inception, as its business has grown rapidly year on year.

The total premium income of ICICI Prudential Life Insurance Company increased by 13.2% from Rs. 135.6 billion in fiscal 2008 to Rs. 153.6 billion in fiscal 2009. The new business premium of ICICI Prudential Life Insurance Company decreased by 19.3% from Rs. 80.4 billion in fiscal 2008 to Rs. 64.8 billion in fiscal 2009 due to the slowdown experienced in second half of fiscal 2009. However, renewal premium increased by 60.4% from Rs. 55.3 billion in fiscal 2008 to Rs. 88.7 billion in fiscal 2009.

General Insurance

Profit before tax of ICICI Lombard General Insurance Company decreased from Rs. 1.3 billion in fiscal 2008 to Rs. 3 million in fiscal 2009, primarily due to a decrease in premium rates on account of de-tariffication, enhanced investments in technology architecture, brand building and offices in small towns, certain high value claims and impairment provision on investments during fiscal 2009.

The gross written premium (excluding share of motor third party insurance pool) of ICICI Lombard General Insurance Company increased by 3.3% from Rs. 33.5 billion in fiscal 2008 to Rs. 34.6 billion in fiscal 2009.

Others

Profit before tax of “others” segment has decreased from Rs. 6.6 billion in fiscal 2008 to Rs. 5.9 billion in fiscal 2009 mainly due to a decline in profit of ICICI Securities Limited and ICICI Prudential Asset Management Company, offset by higher profit earned by ICICI Securities Primary Dealership.

ICICI Prudential Asset Management Company made a profit of Rs. 7 million in fiscal 2009 compared to Rs. 821 million in fiscal 2008 primarily due to a reduction in the average funds under management and expenses towards scheme support.

ICICI Securities Limited made a profit of Rs. 44 million in fiscal 2009 compared to Rs. 1.5 billion in fiscal 2008 on account of a sharp decline in brokerage volumes and corporate finance fees due to the unfavorable conditions in domestic and international markets.

ICICI Securities Primary Dealership made a profit of Rs. 2.7 billion in fiscal 2009 compared to Rs. 1.4 billion in fiscal 2008 due to higher profits from fixed income portfolio consequent to the sharp decrease in yields on government securities.

Related Party Transactions

During fiscal 2010, we entered into transactions with related parties consisting of (i) associates/other related entities and (ii) key management personnel and their close family members.

Related Parties

Associates/Other Related Entities

During fiscal 2010, the following parties were identified as our associates/other related entities: Financial Information Network and Operations Limited, I-Process Services (India) Private Limited, I-Solutions Providers (India) Private Limited, Comm Trade Services Limited, NIIT Institute of Finance Banking and Insurance Training Limited, Prize Petroleum Company Limited, ICICI Foundation for Inclusive Growth, Rainbow Fund, Firstsource Solutions Limited (up to December 31, 2009), and ICICI Merchant Services Private Limited.

Key Management Personnel and their Close Family Members

Our key management personnel include our executive directors. The following individuals were our key management personnel during fiscal 2010: Mr. K. V. Kamath (who was an Executive Director up to April 30, 2009 and therefore with whom our transactions were reported until April 30, 2009), Ms. Chanda D. Kochhar, Mr. Sandeep Bakhshi (who was appointed as a Executive Director effective May 1, 2009 and therefore with whom our transactions are reported from that date onwards); Mr. N. S. Kannan (who was appointed as an Executive Director effective May 1, 2009 and therefore with whom our transactions are reported from that date onwards); Mr. K. Ramkumar, Mr. Sonjoy Chatterjee, and Mr. V. Vaidyanathan (who was the Executive Director up to April 30, 2009 and therefore with whom our transactions were reported until April 30, 2009). The close family members of the above key management personnel are also our related parties. Close family members in relation to the Executive

Directors means their spouses, children, siblings and parents. We have applied the Indian GAAP standard in determining the close family members of the executive directors.

Related Party Transactions

The following are the material transactions between us and our associates/other related entities or our key management personnel or their close family members. A related party transaction is disclosed as a material related party transaction whenever it exceeds 10% of all related party transactions in that category.

For additional details, see also “Management — Compensation and Benefits to Directors and Officers — Loans” and Schedule 19 to the consolidated financial statements — paragraph A (2) — Related party Transactions.

Insurance Services

During fiscal 2010, we received insurance premiums from our associates/other related entities amounting to Rs. 53 million, from key management personnel of the Bank amounting to Rs. 0.1 million and from the close family members of key management personnel amounting to Rs. 0.3 million. Our material transaction in this regard during fiscal 2010 amounted to Rs. 47 million of premiums received from Firstsource Solutions Limited.  The premiums received were towards cover for health insurance, fire, motor and miscellaneous items.

During fiscal 2010, we paid claims to our associates/other related entities amounting to Rs. 11 million, to the key management personnel of the Bank amounting to Rs. 0.3 million and to the close family members of key management personnel amounting to Rs. 0.1 million. Our material transaction in this regard during fiscal 2010 was a claim payment of Rs. 8 million to Firstsource Solutions Limited.

Fees and Commission

During fiscal 2010, we received fees from our associates/other related entities amounting to Rs. 3 million, from key management personnel amounting to Rs. 0.2 million and from the close family members of key management personnel amounting to Rs. 0.1 million. Our material transactions during fiscal 2010 amounted to Rs. 2 million of fees received from Firstsource Solutions Limited, Rs. 0.4 million of fees received from NIIT Institute of Finance Banking and Insurance Training Limited and Rs. 0.4 million of fees received from the Rainbow Fund. These transactions primarily generated advisory fees/bank charges for us.

During fiscal 2010, we received commissions amounting to Rs. 15 million from our associates/other related entities. Our material transaction during fiscal 2010 amounted to Rs. 15 million of commissions received from Firstsource Solutions Limited. These transactions mainly pertain to commission income on bank guarantees issued by the Bank.

Lease of Premises and Facilities

During fiscal 2010, we received Rs. 53 million for the lease of premises, facilities and other administrative costs from our associates/other related entities. Our material transactions during fiscal 2010 amounted to Rs. 32 million of payments received from ICICI Merchant Services Private Limited and Rs. 20 million of payments received from Firstsource Solutions Limited. These amounts were paid to the Bank towards their share of the common corporate expenses, infrastructure and technology sharing charges as specified by the Bank’s transfer pricing policy.

Secondment of Employees

During fiscal 2010, we received compensation from our associates/other related entities amounting to Rs. 27 million for the secondment of our employees. Our material transactions during fiscal 2010 amounted to Rs. 23 million in compensation received by us from ICICI Merchant Services Private Limited and Rs. 3 million in compensation received from I-Process Services (India) Private Limited.

Brokerage and Fee Expenses

During fiscal 2010, we paid fees to our associates/other related entities amounting to Rs. 1.4 billion. Our material transactions during fiscal 2010 amounted to Rs. 686 million in fees paid to I-Process Services (India) Private Limited, Rs. 346 million in fees paid to Financial Information Network and Operations Limited, Rs. 215 million in fees paid to Firstsource Solutions Limited and Rs. 170 million in fees paid to ICICI Merchant Services Private Limited. These transactions primarily pertain to customer support related services such as sales, marketing and promotional activities, back-end operations and merchant servicing fees.

Purchase of Investments

During fiscal 2010, we invested in equity capital/bonds of our associates/other related entities amounting to Rs. 765 million. Our material transaction during fiscal 2010 was an investment in the equity shares and bonds of ICICI Merchant Services Private Limited amounting to Rs. 756 million.

Interest Expenses

During fiscal 2010, we paid interest to our associates/other related entities amounting to Rs. 0.3 million, to our key management personnel amounting to Rs. 3 million and to the close family members of key management personnel amounting to Rs. 1 million, for their deposits with us. There was a material transaction during fiscal 2010 with Mr. K. Ramkumar amounting an interest payment of Rs. 2 million.

Interest Income

During fiscal 2010, we received interest from our associates/other related entities amounting to Rs. 93 million, from our key management personnel amounting to Rs. 0.5 million and from the close family members of key management personnel amounting to Rs. 1 million. There was a material transaction during fiscal 2010 of Rs. 90 million in interest income received from Firstsource Solutions Limited. The transactions mainly pertain to interest received on loans and advances.

Other Income

During fiscal 2010, our net loss on derivatives transactions entered into with Firstsource Solutions Limited was Rs. 221 million.

Dividends Paid

During fiscal 2010, the Bank paid dividends to its key management personnel amounting to Rs. 5 million. The dividend paid during fiscal 2010 to Ms. Chanda D. Kochhar was Rs. 3 million, to Mr. Sandeep Bakhshi was Rs. 0.03 million, to Mr. N. S. Kannan was Rs. 0.9 million, to Mr. K. Ramkumar was Rs. 0.2 million and to Mr. Sonjoy Chatterjee was Rs. 0.3 million.

Donation Given

During fiscal 2010, we gave donations to the ICICI Foundation for Inclusive Growth amounting to Rs. 236 million.

Related Party Balances

The following table sets forth, at the date indicated, our balance payable to/receivable from our associates/other related entities:

Items	At March 31, 2010
	(in millions)
Deposits from related parties held by us	Rs.	301
Loans and advances to related parties(1)		43
Our investments in related parties		956
Receivables from related parties		285
Payables to related parties		218
Guarantees issued by us for related parties		0.1

The following table sets forth, at the date indicated, the balance payable to/receivable from the key management personnel:

Items	At March 31, 2010
	(in millions, except number of shares)
Deposits from key management personnel	Rs.	39
Loans and advances to key management personnel(1)	Rs.	7
Investments in our shares held by key management personnel	Rs.	4
Employee stock options outstanding (numbers)		1,254,250
Employee stock options exercised(2)	Rs.	46

The following table sets forth, at the date indicated, the balance payable to/receivable from the close family members of key management personnel:

Items	At March 31, 2010
	(in millions)
Deposits from close family members of key management personnel	Rs.	17
Loans and advances to close family members of key management personnel(1)		8

The following table sets forth, for the periods indicated, the maximum balance payable to/receivable from the key management personnel:

Items	Year ended March 31, 2010
	(in millions)
Deposits from key management personnel	Rs.	66
Loans and advances to key management personnel		26
Investments in our shares held by key management personnel		9

The following table sets forth, for the periods indicated, the maximum balance payable to/receivable from the close family members of key management personnel:

Items	Year ended March 31, 2010
	(in millions)
Deposits from close family members of key management personnel	Rs.	23
Loans and advances to close family members of key management personnel		12
Investments in our shares held by close family members of key management personnel		0.3
_____________
(1)
The loans and advances (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

(2)	During fiscal 2010, 121,875 employee stock options were exercised by the key management personnel of the Bank.

Joint Ventures and Associates

From fiscal 2006 to fiscal 2008, ICICI Bank consolidated TSI Ventures as a joint venture as per AS 27 on “Financial Reporting of Interests in Joint Ventures”. From fiscal 2009, in view of sale of investment in the equity share capital of TSI Ventures (India) Private Limited by ICICI Venture Funds Management Company Limited, the entity ceased to be a joint venture on the date of sale and accordingly, this entity has not been consolidated from fiscal 2009 onwards.

Since fiscal 2006, TCW/ICICI Investment Partners LLC has been classified as a Joint Venture as per AS 27 on “Financial Reporting of Interests in Joint Ventures”.

From fiscal 2008, ICICI Bank started consolidating Financial Information Network and Operations Limited, I-Process Services (India) Private Limited, I-Solutions Providers (India) Private Limited, NIIT Institute of Finance, Banking and Insurance Training Limited and ICICI Venture Value Fund as associates, as required by AS 23 on ‘Accounting for Investments in Associates in Consolidated Financial Statements’. However, due to an increase in the equity stake in the ICICI Venture Value Fund from 48.0% to 54.8% during fiscal 2010 by ICICI Venture Fund Management Company Limited, a wholly owned subsidiary of the Bank,  ICICI Venture Value Fund has been consolidated as required by AS 21 on “Consolidated Financial Statements”.

From fiscal 2009, ICICI Bank started consolidating Crossdomain Solutions Private Limited, Contests2win.com India Private Limited, Transafe Services Limited, Prize Petroleum Company Limited as per the equity method as prescribed by AS 23 on ‘Accounting for Investments in Associates in Consolidated Financial Statements’. However, from fiscal 2010, in view of the sale of investments in the equity share capital of Crossdomain Solutions Private Limited, Contests2win.com India Private Limited, and Transafe Services Limited, these entities ceased to be associates as on that date of the sale and accordingly, these entities have not been consolidated.

From fiscal 2010, ICICI Bank started consolidating Rainbow Fund and ICICI Merchant Services Private Limited as per equity method as prescribed by AS 23 on ‘Accounting for Investments in Associates in Consolidated Financial Statements’.

Reconciliation of Net Profit between Indian GAAP and US GAAP

Our consolidated financial statements are prepared in accordance with Indian GAAP, which differs, in certain significant aspects from US GAAP. The following discussion explains the significant adjustments to our consolidated profit after tax under Indian GAAP in fiscal 2010, 2009 and 2008 that would result from the application of US GAAP instead of Indian GAAP.

Consolidated profit after tax of Rs. 46.7 billion in fiscal 2010 under Indian GAAP was higher than the net income of Rs. 45.3 billion under US GAAP. During fiscal 2010, the net income under US GAAP was lower primarily due to the net impact of the higher amortization of fees and costs of Rs. 8.7 billion and the impact of the currency revaluation of foreign currency denominated available for sale debt securities amounting to Rs. 4.3 billion. During fiscal 2010, income under US GAAP was impacted positively by the lower loan loss provisioning amounting to Rs. 5.3 billion and higher profits in our life insurance subsidiary of Rs. 5.8 billion as compared to Indian GAAP. See note 22 to our “consolidated financial statements - schedules forming part of the consolidated financial statements - additional notes” under US GAAP included herein.

We earn fees and incur costs on the origination of loans which are recognized upfront in Indian GAAP but are amortized in US GAAP. The amortization of loan origination fees and costs resulted in the income under US GAAP being lower by Rs. 8.2 billion in fiscal 2010 and by Rs. 5.1 billion in fiscal 2009, compared to Indian GAAP. Under US GAAP, the net impact of fees and cost amortization was higher in fiscal 2010 as compared to fiscal 2009, primarily due to higher loan origination fees booked during fiscal 2010. See note 22(e) to our “consolidated financial statements—schedules forming part of the consolidated financial statements—additional notes” under US GAAP included herein.

The difference in accounting for valuation of debt and equity securities resulted in lower income under US GAAP by Rs. 5.4 billion in fiscal 2010 as compared to Indian GAAP and higher income under US GAAP by Rs. 3.6 billion in fiscal 2009, compared to Indian GAAP. This was primarily due to the mark-to-market gains/losses on available for sale securities which resulted in a lower income of Rs. 6.9 billion in fiscal 2010 and a higher income of Rs. 7.2 billion in fiscal 2009 under US GAAP as compared to Indian GAAP. Of this, a loss of Rs. 4.3 billion arose in fiscal 2010 from the revaluation for changes in foreign currency exchange rates, mainly Euros and British pounds, denominated available for sale debt securities under US GAAP. During fiscal 2009, this impact under US GAAP was a gain of Rs. 6.2 billion. Under US GAAP, the changes in the fair value of available for sale securities, including currency revaluation gains/losses, are reflected in other comprehensive income, while under Indian GAAP these changes are reflected in the profit and loss account. Such foreign currency denominated available for sale securities are either funded in the same currency or the exchange rate risk on these investments is covered by foreign currency forwards/swaps. The impact of currency revaluation on such funding liabilities and the derivatives is taken through income statement under both Indian GAAP and US GAAP. Hence, while the exchange rate movement risk on foreign currency denominated available for sale securities is economically covered, the difference in accounting treatment of the assets under US GAAP as compared to Indian GAAP results into a difference in net profit between Indian GAAP and US GAAP. The net income from the valuation of debt and equity securities under US GAAP was also impacted due to differences in the accounting treatment of the mark to market impact of investments made by our consolidated venture capital fund subsidiaries. The mark to market gains/losses on such investments, which were gain of Rs. 0.8 billion in fiscal 2010 and loss of Rs. 2.6 billion in fiscal 2009, are made through reserves under Indian GAAP while these are made through net income under US GAAP. See note 22(d) to our “consolidated financial statements — schedules forming part of the consolidated financial statements — additional notes” under US GAAP included herein.

The difference in accounting for provision for loan losses resulted in a higher income under US GAAP by Rs. 5.3 billion in fiscal 2010, as compared to Indian GAAP and a lower income under US GAAP by Rs. 3.6 billion in fiscal 2009 as compared to Indian GAAP. This was primarily due to differences in the methodology of computing loan loss allowances between Indian GAAP and US GAAP, resulting in timing differences in the recognition of such losses. The favorable impact on allowances under US GAAP in fiscal 2010 was primarily due to these timing differences. However, the cumulative provisions continue to be higher by Rs. 22.5 billion under US GAAP at year-end fiscal 2010 over Indian GAAP. See note 22 (a) to our “consolidated financial statements—schedules forming part of the consolidated financial statements—additional notes” under US GAAP included herein.

The net income under US GAAP due to the consolidation of our subsidiaries and affiliates was higher by Rs. 6.6 billion in fiscal 2010 and by Rs. 1.1 billion in fiscal 2009, as compared to Indian GAAP, primarily due to higher profits in our life insurance subsidiary under US GAAP. The share of profits from our life insurance subsidiary, accounted for by the equity method of accounting under US GAAP, resulted in a higher income under US GAAP by Rs. 5.8 billion in fiscal 2010 and Rs. 0.6 billion in fiscal 2009, as compared to Indian GAAP. This was primarily due to the positive impact of higher values of funds under lapsed policies by Rs. 3.9 billion due to the improvement in Indian equity markets and unrealized gains on trading portfolio of participating funds by Rs. 1.3 billion due to an improvement in the fair value of investments. See note 22 (c) to our “consolidated financial statements—schedules forming part of the consolidated financial statements—additional notes” under US GAAP included herein.

Consolidated profit after tax of Rs. 35.8 billion under Indian GAAP in fiscal 2009 was higher than the net income under US GAAP of Rs. 34.5 billion primarily due to additional charges to the income statement under US GAAP as a result of the higher loan loss provisioning of Rs. 3.6 billion and the net impact of the higher amortization of fees and costs of Rs. 5.0 billion, offset, in part, by the impact of currency revaluation of foreign currency denominated available for sale debt securities of Rs. 6.2 billion, reflected in other comprehensive income rather than in the income statement as in Indian GAAP.

Consolidated profit after tax of Rs. 34.0 billion under Indian GAAP in fiscal 2008 was higher than the net income under US GAAP of Rs. 33.1 billion, primarily due to additional charges to the income statement under US GAAP due to higher loan loss provisioning of Rs. 4.4 billion and higher amortization of fees and costs of Rs. 4.8 billion offset in part by lower losses in our life insurance subsidiary amounting to Rs. 5.9 billion and gains on derivatives accounting of Rs. 2.4 billion.

For a further description of significant differences between Indian GAAP and US GAAP, a reconciliation of net income and stockholders’ equity to US GAAP and certain additional information required under US GAAP, see notes 22 and 23 to our consolidated financial statements included herein.

Critical Accounting Policies

In order to understand our financial condition and the results of operations, it is important to understand our significant accounting policies and the extent to which we use judgments and estimates in applying those policies. Our accounting and reporting policies are in accordance with Indian GAAP and conform to standard accounting practices relevant to our products and services and the businesses in which we operate. Indian GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported income and expenses during the reported period. Accordingly, we use a significant amount of judgment and estimates based on assumptions for which the actual results are uncertain when we make the estimation.

We have identified three critical accounting policies: accounting for investments, provisions/write offs on loans and other credit facilities and transfer and servicing of assets.

Accounting for Investments

We account for investments in accordance with the guidelines on investment classification and valuation issued by the Reserve Bank of India. We classify all our investments into categories of investments: (a) held to maturity, (b) available for sale and (c) held for trading. Under each classification, we further categorize investments into (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures, (e) subsidiaries and joint ventures and (f) others.

Held to maturity securities are carried at their acquisition cost or at the amortized cost, if acquired at a premium over the face value. Any premium over the face value of the fixed rate and floating rate securities acquired is amortized over its remaining period to maturity on a constant effective yield basis and straight line basis respectively. We also evaluate our investments for any other than temporary diminution in value.

We compute the market value of our securities classified as available for sale and held for trading in accordance with the guidelines issued by the Reserve Bank of India. We amortize the premium, if any, over the face value of our investments in government securities classified as available for sale over the remaining period to maturity on a constant effective yield basis. We compute the market value of our quoted investments based on the trades/quotes on recognized stock exchanges, securities general ledger account transactions, and price list of the Reserve Bank of India or prices declared by the Primary Dealers Association of India jointly with the Fixed Income Money Market and Derivatives Association, periodically.

We compute the market value of our unquoted government securities included in the available for sale and held for trading categories in accordance with rates published by the Fixed Income Money Market and Derivatives Association.

We compute the market value of non-government securities, other than those quoted on the stock exchanges, wherever linked to the yield-to-maturity rates, with a mark-up (reflecting associated credit risk) over the yield to maturity rates for government securities published by the Fixed Income Money Market and Derivatives Association.

We mark-to-market our funded credit derivatives based on counter-party valuation quotes, or internal models using inputs from market sources such as Bloomberg/Reuters, counter-parties and the Fixed Income Money Market and Derivatives Association.

We compute the market value of our unquoted equity shares at the break up value, if the latest balance sheet is available. If such a balance sheet is not available, the unquoted equity shares are valued at Rupee 1 in accordance with Reserve Bank of India guidelines.

We compute the market value of our securities, under the available for sale and held for trading categories, scrip-wise (that is, by individual securities) and the depreciation/appreciation is aggregated for each category. Net appreciation in each category, if any, is ignored, as it is unrealized, while net depreciation is provided for.

We account for repo and reverse repo agreements in accordance with current guidelines issued by the Reserve Bank of India. Repo transactions and reverse repo transactions are each two-step transactions. In accordance with the Reserve Bank of India guidelines, in the first step of a repo transaction, we remove securities from our investment portfolio by selling them to other banks or financial institutions. In the first step of a reverse repo transaction, by contrast, we add securities to our investment portfolio by purchasing securities from other banks or financial institutions. The second step of a repo transaction or a reverse repo transaction involves the “reversal” of the first step. In the case of repo transactions, the second step involves repurchasing the sold securities; in the case of reverse repurchase transactions, the second step involves selling the purchased securities. Under Reserve Bank of India guidelines, upon the completion of the second step, the net income impact of a repo transaction is the recognition of a contracted interest expense, whereas the impact of a reverse repo transaction is the recognition of contracted interest income.

Provisions/Write-offs on Loans and Other Credit Facilities

We classify our loans into standard, substandard and doubtful assets based on the number of days an account is overdue. We classify non-performing loans as loss assets when we believe that the loans are no longer collectible or the security available is below 10% of the balance outstanding. We create specific provisions on our secured and unsecured corporate loans classified as substandard and doubtful assets at rates prescribed by the Reserve Bank of India. Loans in the retail asset portfolio classified as substandard and doubtful are provided for at rates prescribed by our internal policy subject to minimum provisioning requirements set by the Reserve Bank of India. Loss assets are fully provided for. We hold specific provisions for retail loans that are higher than the minimum regulatory requirements. We hold specific provisions against non-performing loans and a general provision against standard loans.

We determine provisions for our restructured/rescheduled loans based on the diminution in the fair value of the loan under the methodology prescribed by the Reserve Bank of India. For loans classified as substandard and doubtful assets that are restructured, we compute the diminution in fair value of the loan in addition to the loan loss provisions.

We upgrade a restructured non-performing loan to a standard account if there has been satisfactory payment performance for one year following the date on which the first payment of principal, or interest is due. We upgrade all other non-performing loans to a standard account if arrears of interest and principal are fully paid by the borrower.

The Reserve Bank of India has issued separate guidelines governing the off-balance sheet exposures of banks. The guidelines require banks to treat only unpaid amounts due for more than 90 days under derivatives contracts as non-performing assets. Further, provisioning requirements applicable to the loan assets in the standard asset category are applicable to banks’ derivative and gold exposures. The guidelines also require banks to determine their credit exposures arising from interest rate and foreign exchange derivatives transactions and gold, using the current exposure method according to the guidelines of the Reserve Bank of India.

We also create general provisions on our standard loans based on the guidelines issued by the Reserve Bank of India.

Additionally, we create provisions on individual country exposures (other than for home country exposures). The countries are categorized into seven risk categories: insignificant, low, moderate, high, very high, restricted and off-credit, and provisioning is made for those exposures exceeding 180 days on a graded scale ranging from 0.25% to 100%. For exposures with a contractual maturity of less than 180 days, 25% of the provisions are required to be held. If the country exposure (net) of the Bank with respect to each country does not exceed 1% of the total funded assets, no provision is required for such country exposure.

Transfer and Servicing of Assets

We transfer commercial and consumer loans through securitization transactions. The transferred loans are de-recognized and gains/losses, net of provisions, are accounted for only if we surrender the rights to benefits specified in the loan contract. Recourse and servicing obligations are accounted for net of provisions. We measure the retained beneficial interests in the loans by allocating the carrying value of the loans between the assets sold and the retained interest, based on the relative fair value at the date of the securitization.

Effective February 1, 2006, we account for any loss arising on sale immediately at the time of sale and the profit/premium arising on account of sale is amortized which is in accordance with the Reserve Bank of India guidelines.

Fair Value Measurements

For the purposes of US GAAP, the Group adopted Statement of FASB ASC Topic 820 “Fair Value Measurements and Disclosures” on April 1, 2008. We determine the fair values of its financial instruments based on the fair value hierarchy established in ASC Topic 820. The standard describes three levels of inputs that may be used to measure fair value.

The valuation of Level 1 instruments is based upon the unadjusted quoted prices of identical instruments traded in active markets.

The valuation of Level 2 instruments is based upon the quoted prices for similar instruments in active markets, the quoted prices for identical or similar instruments in markets that are not active, prices quoted by market participants and prices derived from valuation models which use significant inputs that are observable in active markets. Inputs used include interest rates, yield curves, volatilities and credit spreads, which are available from public sources such as Reuters, Bloomberg and the Fixed Income Money Markets and Derivatives Association of India.

The valuation of Level 3 instruments is based on valuation techniques or models which use significant market unobservable inputs or assumptions. Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable or when the determination of the fair value requires significant management judgment or estimation.

The valuation methodologies adopted by us for valuing our investments and derivatives portfolio are summarized below. A substantial portion of the portfolio is valued based on the unadjusted quoted or traded prices or based on models using market observable inputs such as interest rates, yield curves, volatilities and credit spreads available from public sources like Reuters, Bloomberg and stock exchanges.

The rupee denominated fixed income portfolio which includes all rupee investments in government securities and corporate bonds is valued based on guidelines for market participants established by the Fixed Income Money Market and Derivatives Association. The Fixed Income Money Market and Derivatives Association is an association of scheduled commercial banks, public financial institutions, primary dealers and insurance companies, and is a voluntary market body for bonds, derivatives and money markets in India. The international investments portfolio is valued on the basis of quoted prices; in certain markets, due to illiquidity, the Bank uses alternate valuation methodologies based on its own assumptions and estimates of the fair values.

A substantial part of the derivatives portfolio is valued using market observable inputs like swap rates, foreign exchange rates, volatilities and forward rates. The valuation of derivatives is carried out primarily using the market quoted swap rates and foreign exchange rates. Certain structured derivatives are valued based on counterparty quotes. The exposure regarding derivative transactions is computed and is marked against the credit limits approved for the respective counter-parties.

We also hold investments and derivatives that, during and at the end of fiscal 2010, have been valued based on unobservable inputs or involve significant assumptions made by the management in arriving at their fair values. Such instruments are classified under Level 3 as per the classification defined in FASB ASC Topic 820 “Fair Value Measurements and Disclosures”.

A description of the valuation methodologies of Level 3 investments:

The determination of market illiquidity for financial instruments is based on qualitative factors such as the prevalent market conditions, observed bid-offer spreads and market volumes. Bonds which have been identified as illiquid and valued on the basis of average price derived from market quotes and valuation model have been classified as level 3 instruments. Due to the illiquidity in the asset backed, mortgage backed and Master Asset

Vehicle security markets, a substantial part of the securities are classified as Level 3 and a combination of market quotes and valuation models are used to value these securities.

The Bank values the India-linked non-rupee denominated bonds through a combination of market quotes and cash flow discounting using the Fixed Income Money Market and Derivatives Association spreads corresponding to the domestic ratings of the issuer. India-linked single name credit derivatives are valued based on credit spreads from market sources, wherever such spreads are available; where such spreads are not available, they are valued based on a valuation model using the Fixed Income Money Market and Derivatives Association spreads corresponding to the domestic ratings of the issuer with appropriate mark-ups.

The investment of Rs. 10.3 billion in a third-party managed India-linked collateralized debt obligations is valued using quotes provided by the asset manager. The quotes provided by the asset manager are based on spreads arrived at by using the same methodology as used for estimating the spreads for the single-name credit derivatives.

The valuation of Indian pass through certificates is dependent on the estimated cash flows that the underlying trust would pay out. A number of assumptions are made with regards to various variables to arrive at the estimated flows. The cash flow for pass through certificates is discounted at the base yield curve rates and credit spreads published by Income Money Market and Derivatives Association on month ends.

The Bank has investments in certain unlisted equity shares at year-end fiscal 2010, which are carried at cost.

The Bank holds investments in asset backed commercial paper through its Canadian subsidiary amounting to Rs. 0.6 billion (book value, net of provision) at year-end fiscal 2010, which are overdue. We have made provisions on these investments based on management’s estimates of expected recovery.

Our total investment in Level 3 instruments amounted to Rs. 95.8 billion at year-end fiscal 2010, as compared to Rs. 123.2 billion at year end fiscal 2009. Out of the total Level 3 investment, Rs. 83.7 billion investment was India linked and Rs. 12.1 billion was non-India linked. India linked investments were comprised primarily of India-linked pass through certificates of Rs. 33.3 billion issued in India, bonds of Rs. 1.6 billion issued by domestic companies, foreign currency convertible bonds of Rs. 16.6 billion issued by domestic companies and credit derivatives of Rs. 27.6 billion referencing Indian companies. Non-India linked investments were comprised primarily of residential mortgage backed securities of Rs. 9.0 billion, master asset vehicle securities of Rs. 2.3 billion, asset backed commercial paper of Rs. 0.6 billion and other asset backed securities and commercial mortgage backed securities (excluding asset backed commercial paper) of Rs. 0.2 billion at year-end fiscal 2010. We hold certain bonds through our UK subsidiary, out of which Rs. 17.3 billion was classified under Level 3 in fiscal 2009, as active market quotes were not available for these bonds and were valued as per the valuation model. In Fiscal 2010, these bonds were valued as per the market quote and accordingly these bonds were transferred to Level 1.

The sensitivity of the fair value of the Level 3 investments discussed above to an adverse change in the significant unobservable assumptions is a loss of Rs. 1.9 billion. For the calculation of sensitivity, an adverse change of 10% in the market value of the unlisted equity shares, security receipts and venture funds and a 50 basis points adverse change in yields for other securities has been assumed.

The methodologies we use for validating the pricing of those products which are priced with reference to market observable inputs include comparing the outputs of our models with counter party quotes, in comparison with pricing from third party pricing tools, replicating the valuation methodology used in the model or other methods used on a case-by-case basis. The prices are also computed under various scenarios and are checked for consistency. However, for products where there are no reliable market prices or market observable inputs available, valuation is carried out using models developed using alternate approaches and incorporating proxies wherever applicable. The validation of pricing models is performed by an independent risk management group, and approved by a committee comprising of executive directors until fiscal 2010. After the review of the Bank’s Investment Policy in the meeting of the Board of Directors in April 2010, these proposals are now placed for approval to the Asset Liability Management Committee.

Recently Issued Accounting Pronouncements

US GAAP

Transfers of Financial Assets

In December 2009 FASB issued Accounting Standard Update No. 2009–16, “Accounting for Transfer of Financial Assets” amending the Transfer and Servicing (Topic 860) (originally issued in June 2009, FASB issued Statement No. 166, “Accounting for Transfers of Financial Assets”) This update removes the concept of a qualifying special-purpose entity from Financial Accounting Standard 140 and removes the exception from applying FASB ASC 810-10 Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”, to qualifying special-purpose entities.

This Statement clarifies that the objective of paragraph 9 of Statement 140 is to determine whether a transferor and all of the entities included in the transferor’s financial statements being presented have surrendered control over transferred financial assets. That determination must consider the transferor’s continuing involvements in the transferred financial asset. This Statement limits the circumstances in which a financial asset, or a portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset and/or when the transferor has continuing involvement with the transferred financial asset.

This Statement defines the term ‘participating interest’ to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. If the transfer does not meet those conditions, a transferor should account for the transfer as a sale only if it transfers an entire financial asset or a group of entire financial assets and surrenders control over the entire transferred asset(s) in accordance with the conditions in paragraph 9 of Statement 140, as amended by this Statement. This Statement requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor’s beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale.

This Statement also requires enhanced disclosures to provide financial statement users with greater transparency about transfers of financial assets and a transferor’s continuing involvement with transferred financial assets.

This Statement is to be applied as of the beginning of a reporting entity’s first annual reporting period beginning after November 15, 2009. We are in the process of evaluating the impact of adoption of this statement.

Consolidation of Variable Interest Entities

In December 2009 FASB issued Accounting Standard Update No. 2009-17 “Improvements of Financial Reporting by Enterprises Involved with Variable Interest Entities” amending the Consolidation (Topic 810) “Improvements of Financial Reporting by Enterprises Involved with Variable Interest Entities” (originally issued in June 2009, FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R), which will be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009.

This Statement amends Interpretation FASB ASC Subtopic 810-10 “Consolidation Overall” to require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics:

a)	The power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance.

b)
The obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.

This Statement amends Interpretation FASB ASC Subtopic 810-10 to eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity, which was based on determining which enterprise absorbs the majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both. This Statement also amends certain guidance in FASB ASC Subtopic 810-10 for determining whether an entity is a variable interest entity.

Under FASB ASC Subtopic 810-10, a troubled debt restructuring as defined in FASB ASC Subtopic 310-40, “Troubled Debts Restructurings by Creditors”, was not an event that required reconsideration of whether an entity is a variable interest entity and whether an enterprise is the primary beneficiary of a variable interest entity. This Statement eliminates that exception.

This Statement amends FASB ASC Subtopic 810-10 to require enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity.  The enhanced disclosures are required for any enterprise that holds a variable interest in a variable interest entity.

Further, the FASB has issued ASU No. 2010-10 – “Amendments for certain investment funds” amending FASB ASC Topic 810 – “Consolidation”. ASU No. 2010-10 has indefinitely deferred the requirements of ASC Topic 810 – “Consolidation” for certain investment companies. We are in the process of evaluating the impact of adoption of this statement.

Disclosure About the Credit Quality of Financing Receivables and the Allowance for Credit Losses

In July 2010, FASB issued Accounting Standard Update No. 2010-20, amending Topic 310 “Receivable” which for disclosures as of the end of a reporting period will be effective for interim and annual reporting periods ending on or after December 15, 2010, and for disclosures about activity that occurs during a reporting period will be effective for interim and annual reporting periods beginning on or after December 15, 2010.

The amendments require the entity to provide the following additional disclosure on a disaggregated basis, to evaluate the nature of the credit risk inherent in the entity’s portfolio of financing receivables, how that risk is analyzed and assessed in arriving at the allowance for credit losses, and the changes if any and reasons for those changes in the allowance for credit losses:

1.
a roll forward schedule of the allowance for credit losses from the beginning of the reporting period to the end of the reporting period on a portfolio segment basis, with the ending balance further disaggregated on the basis of the impairment method;

2.	for each disaggregated ending balance in item (1) above, the related recorded investment in financing receivables;

3.	the non accrual status of financing receivables by class of financing receivables;

4.	impaired financing receivables by class of financing receivables;

5.	credit quality indicators of financing receivables at the end of the reporting period by class of financing receivables;

6.	the aging of past due financing receivables at the end of the reporting period by class of financing receivables;

7.	the nature and extent of troubled debt restructurings that occurred during the period by class of financing receivables and their effect on the allowance for credit losses;

8.
the nature and extent of financing receivables modified as troubled debt restructurings within the previous 12 months that defaulted during the reporting period by class of financing receivables and their effect on the allowance for credit losses; and

9.	significant purchases and sales of financing receivables during the reporting period disaggregated by portfolio segment.

Since the requirement of this ASU is for enhanced disclosures only, it will not have an impact on the financial results under US GAAP.

Fair Value Measurements and Disclosures

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements amending FASB ASC Sub-topic 820-10 - “Fair value measurements and disclosures – overall”. The ASU requires disclosing the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and to describe the reasons for the transfers. The disclosures are effective for reporting periods beginning after December 15, 2009. Additionally, disclosures of the gross purchase, sale, issuance and settlement activity in Level 3 fair value measurements will be required for fiscal years beginning after December 15, 2010. Since the requirement of this ASU is for enhanced disclosures only, it will not have an impact on the financial results under US GAAP.

Derivatives and Hedging

In March 2010, the FASB issued ASU 2010-11, “Scope Exception Related to Embedded Credit Derivatives” amending FASB ASC Topic 815 – “Derivatives and Hedging”. The amendments in this update are effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010.

This ASU clarifies that embedded credit-derivatives features related only to the transfer of credit risk in the form of the subordination of one financial instrument to another are not subject to potential bifurcation and separate accounting. Other embedded credit-derivatives features are required to be analyzed to determine whether they must be accounted for separately. The ASU also provides guidance about whether embedded credit-derivatives features in financial instruments issued by structures such as collateralized debt obligation and synthetic credit default obligation are subject to bifurcation and separate accounting. We are in the process of evaluating the impact of adoption of this statement.

MANAGEMENT

Directors and Executive Officers

Our Board of Directors, consisting of 13 members at August 31, 2010, is responsible for the management of our business. Our organizational documents provide for a minimum of three directors and a maximum of 21 directors, excluding the government director and the debenture director (defined below), if any. We may, subject to the provisions of our organizational documents and the Companies Act, change the minimum or maximum number of directors by a resolution which is passed at a general meeting by a majority of the present and voting shareholders. In addition, under the Banking Regulation Act 1949, the Reserve Bank of India may require us to convene a meeting of our shareholders for the purposes of appointing new directors to our Board of Directors.

The Banking Regulation Act 1949, requires that at least 51% of our directors should have special knowledge or practical experience in banking and areas relevant to banking including accounting, finance, agriculture and small scale industry. All of our directors are professionals with special knowledge of one or more of the above areas. Of the 13 directors, four are directors who are in our wholetime employment, or executive directors. The appointment of the chairman and executive directors requires the approval of the Reserve Bank of India and the shareholders. The government of India has appointed one representative, Dr. Anup K. Pujari, to our board effective January 27, 2009. Of the remaining eight non-executive directors, Mr. K. V. Kamath is the non-executive chairman of our board, one is from a financial holding company with investments in insurance and investment management companies, and the others are retired company executives, advisors and chartered accountants. Of the nine non-executive directors, three have specialized knowledge in respect of agriculture and rural economy or small scale industry. The Reserve Bank of India has also prescribed ‘fit and proper’ criteria to be considered while appointing persons as directors of banking companies. Our directors (other than the government director) are required to make declarations confirming their ongoing compliance of the ‘fit and proper’ criteria. Our Board of Directors has reviewed the declarations received from the directors in this regard and determined that all our directors satisfy the ‘fit and proper’ criteria.

Pursuant to the provisions of the Companies Act, at least two-thirds of the total number of directors are subject to retirement by rotation. The government director and the debenture director are not subject to retirement by rotation as per our organizational documents. One-third of the directors must retire from office at each annual meeting of shareholders. A retiring director is eligible for re-election. Pursuant to the provisions of the Banking Regulation Act, none of the directors other than Executive Directors may hold office continuously for a period exceeding eight years. Pursuant to the Reserve Bank of India guidelines, a person would be eligible for appointment as director if he or she is between 35 and 70 years of age.

Our organizational documents also provide that we may execute trust deeds in respect of our debentures under which the trustee or trustees may appoint a director, known as the debenture director. The debenture director is not subject to retirement by rotation and may only be removed as provided in the relevant trust deed. Currently, there is no debenture director on our Board of Directors.

Mr. K.V. Kamath was Managing Director and CEO of ICICI Bank from May 3, 2002 until April 30, 2009. Our board of directors at its meeting held on December 19, 2008 appointed Mr. K. V. Kamath as non-executive Chairman for a period of five years effective May 1, 2009. While our shareholders have approved the appointment of Mr. K. V. Kamath as Chairman for a period of five years effective May 1, 2009, the Reserve Bank of India has approved his appointment for a period of three years effective May 1, 2009.

Ms. Chanda D. Kochhar was appointed  as Executive Director effective April 1, 2001 and designated as Deputy Managing Director effective April 29, 2006 and Joint Managing Director and Chief Financial Officer effective October 19, 2007. Our Board of Directors at its meeting held on December 19, 2008 appointed Ms. Chanda Kochhar as Managing Director and CEO for a period of five years effective May 1, 2009. While our shareholders have approved appointment of Ms. Chanda Kochhar as Managing Director and CEO effective May 1, 2009 up to March 31, 2014, the Reserve Bank of India has approved her appointment for a period of three years effective May 1, 2009.

Mr. K. Ramkumar was appointed as Executive Director, for a period of five years, effective February 1, 2009. Mr. N. S. Kannan was appointed as Executive Director and Chief Financial Officer, for a period of five years, effective May 1, 2009. While our shareholders have approved the above, the Reserve Bank of India has approved the appointment of Mr. Ramkumar and Mr. Kannan for a period of three years with effect from February 1, 2009 and May 1, 2009 respectively.

Mr. Rajiv Sabharwal was appointed as Executive Director for a period of five years effective June 24, 2010. While our shareholders have approved the above, the Reserve Bank of India has approved the appointment of Mr. Rajiv Sabharwal for a period of three years effective June 24, 2010.

Our board of directors at its meeting held on April 25, 2009, appointed Mr. M. S. Ramachandran, former Chairman, Indian Oil Corporation, as an additional director effective April 25, 2009. His appointment has been approved by our shareholders.

Our Board at its meeting held on January 21, 2010 appointed Mr. Homi Khusrokhan and Mr. V. Sridar as additional directors effective January 21, 2010 and at its meeting held on April 30, 2010 appointed Dr. Tushaar Shah as additional director effective May 3, 2010. Their appointments have been approved by the shareholders at their meeting held on June 28, 2010.

Mr. V. Vaidyanathan, Executive Director ceased to be a member of our board effective May 1, 2009. Mr. Sonjoy Chatterjee, Executive Director, resigned from our board effective April 30, 2010. Mr. Sandeep Bakhshi, who was appointed as an Executive Director designated as Deputy Managing Director effective May 1, 2009 ceased to be a member of our board effective July 31, 2010 on his appointment as Managing Director and CEO of ICICI Prudential Life Insurance Company Limited.

In order to comply with the provisions of the Companies Act and our organizational documents, Mr. N. S. Kannan, Mr. K. Ramkumar, and Mr. Rajiv Sabharwal will be subject to retirement by rotation if at any time the number of non-rotational directors exceeds one-third of the total number of directors. If they are re-appointed as directors immediately upon retirement by rotation, they will continue to hold their offices as Executive Directors and the retirement by rotation and re-appointment shall not be deemed to constitute a break in their appointment. Our other executive officers may hold office until they retire, unless they are discharged earlier by us.

Our Board of Directors had the following members at September 15, 2010:

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at September 15, 2010
Mr. Kundapur Vaman Kamath Non-executive Chairman	62	April 17, 1996	Director Infosys Technologies Limited Lupin Limited The Great Eastern Shipping Co. Limited Schlumberger Limited Member of Board Institute of International Finance, Inc.
Mr. Sridar Iyengar Non-Executive Director Profession: Business Advisor	63	April 30, 2005
Director
Aver Q Inc.
Career Launcher India Limited
Cleartrip Travel Services Private Limited
Infosys BPO Limited
Infosys Technologies Limited
Kovair Software Inc.
Mahindra Holidays & Resorts India Limited
Onmobile Global Limited
Rediff.com India Limited
Rediff Holdings Inc.
American Indian Foundation

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at September 15, 2010
Mr. Homi Khusrokhan Non-Executive Director Profession: Advisor	66	January 21, 2010
Chairman
Khet-se Agri Produce (India) Private Limited
Director
Advinus Therapeutics Private Limited
Fulford (India) Limited
Indigene Pharmaceuticals Inc.
Rallis India Limited
Samson Maritime Limited
Tata AIG Life Insurance Company Limited

Dr. Anup K. Pujari Nominee Director Profession: Government Service	54	January 27, 2009	None
Mr. M. S. Ramachandran Non-Executive Director Profession: Advisor	65	April 25, 2009	Chairman Cals Refineries Limited Concord Energy (India) Pte Limited Director Bharat Electronics Limited (BEL) Ester Industries Limited Gulf Oil Corporation Limited Supreme Petrochem Limited
Dr. Tushaar Shah Non Executive Director Profession: Advisor	58	May 3, 2010	None
Mr. Mahendra Kumar Sharma Non-Executive Director Profession: Retired Company Executive	63	January 31, 2003	Director Birla Corporation Limited ICICI Lombard General Insurance Company Limited Thomas Cook (India) Limited Schrader Duncan limited Fulford (India) Limited
Mr. V. Sridar Non-Executive Director Profession: Advisor	63	January 21, 2010
Director
Aadhar Housing Finance Private Limited
Aban Power Company Limited
Lanco Vidarbha Thermal Power Limited
Morpheus Capital Advisors Private Limited
Ponni Sugars (Erode) Limited
Sarda Metals and Alloys Limited
Securities Trading Corporation of India Limited
Seshasayee Paper & Boards Limited
STCI Primary Dealer Limited
Member – Governing Council
United Stock Exchange Limited

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at September 15, 2010
Mr. V. Prem Watsa Non-Executive Director Profession: Company Executive	60	January 29, 2004
Chairman & CEO
Fairfax Financial Holdings Limited
Chairman
Crum & Forster Holdings Corp.
Northbridge Financial Corporation
Odyssey Re Holdings Corp.
TIG Holdings, Inc.
Chairman & President
Fairfax Investments USA Corp.
President
1109519 Ontario Limited
810679 Ontario Limited
2771489 Canada Limited
FFHL Share Option 1 Corp.
The Sixty Two Investment Company Limited
President & CEO
FFHL Group Limited
Vice President & Secretary
Hamblin Watsa Investment Councel Limited
Director
The Six Four Foundation
The Sixty Three Foundation
Cunningham Lindsey Group Limited

Ms. Chanda D. Kochhar Managing Director & CEO Profession: Company Executive	48	April 1, 2001
Chairperson
ICICI Bank Eurasia Limited Liability Company
ICICI Bank UK PLC
ICICI Bank Canada
ICICI Prudential Asset Management Company Limited
ICICI Prudential Life Insurance Company Limited
ICICI Securities Limited
ICICI Lombard General Insurance Company Limited

Mr. N. S. Kannan Executive Director & CFO Profession: Company Executive	45	May 1, 2009
Chairman
ICICI Securities Primary Dealership Limited
Director
ICICI Lombard General Insurance Company Limited
ICICI Prudential Asset Management Company Limited
ICICI Prudential Life Insurance Company Limited
ICICI Eurasia Limited Liability Company
ICICI Bank UK PLC

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at September 15, 2010
Mr. K. Ramkumar Executive Director Profession: Company Executive	49	February 1, 2009	Director ICICI Prudential Life Insurance Company Limited ICICI Venture Funds Management Company Limited
Mr. Rajiv Sabharwal Executive Director Profession: Company Executive	44	June 24, 2010	Chairman ICICI Home Finance Company Limited

Our executive officers at August 31, 2010 were as follows:

Name	Age	Designation and Responsibilities	Years of work experience	Total remuneration in fiscal 2010(1) (in Rupees)	Bonus for fiscal 2010 (in Rupees)	Stock options granted in fiscal 2010	Stock options granted in fiscal 2011	Total stock options granted through August 31, 2010	Total stock options outstanding at August 31, 2010(4)	Shareholdings at August 31, 2010(5)
Ms. Chanda D. Kochhar	48	Managing Director and CEO	26	18,181,944	2,693,250	–	210,000	1,195,000	865,000	268,925

Mr. N.S. Kannan(2)	45	Executive Director and CFO	23	10,785,856	1,724,250	–	105,000	367,400	193,000	82,225

Mr. K. Ramkumar	49	Executive Director	25	13,680,930	1,881,000	–	105,000	585,000	405,000	–

Mr. Rajiv Sabharwal(3)	44	Executive Director	18	–	–	–	100,000	100,000	100,000	–

Mr. Pravir Vohra	56	Group Chief Technology Officer	35	13,355,406	1,881,000	–	105,000	509,500	405,500	26,500

Mr. Vijay Chandok	42	Group Executive-International Banking	19	9,704,257	1,077,000	35,000	35,000	376,100	274,500	9,000

Ms. Zarin Daruwala	45	Group Executive- Wholesale Banking	20	8,104,229	894,000	32,500	32,500	285,600	218,500	45,495
_____________
(1)	Includes salary and other benefits and ICICI Bank’s contribution to superannuation fund, provident and gratuity funds. No bonus was paid in fiscal 2010 for the year 2009.

(2)
Remuneration for the period May 1, 2009 to March 31, 2010. Prior to his appointment as Executive Director of ICICI Bank, Mr. N. S. Kannan was Executive Director of ICICI Prudential Life Insurance Company.

(3)	Mr. Rajiv Sabharwal joined ICICI Bank with effect from April 1, 2010.

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

Ms. Chanda D. Kochhar has a post-graduate degree in management from Jamnalal Bajaj Institute of Management Studies, Mumbai and a degree in cost and works accountancy from the Institute of Cost and Works Accountants of India. She started her career in 1984 with ICICI in its project finance department and has worked in the areas of corporate banking, infrastructure financing, e-commerce, strategy, retail banking and finance. She was appointed to our board as an Executive Director in April 2001. Our board designated her as Deputy Managing Director effective April 29, 2006 and as Joint Managing Director and Chief Financial Officer in October 2007. Effective May 1, 2009 our board appointed Ms. Chanda D. Kochhar as Managing Director and CEO.

Mr. N. S. Kannan is a graduate in mechanical engineering, a post-graduate in management from the Indian Institute of Management, Bangalore and a chartered financial analyst from the Institute of Chartered Financial Analysts of India. He joined ICICI in 1991. He has worked in the areas of project finance, structured finance, treasury and life insurance. He was Chief Financial Officer and Treasurer of ICICI Bank from 2003 to 2005 and Executive Director on the Board of ICICI Prudential Life Insurance Company from 2005 to 2009. Our Board of Directors appointed him as Executive Director and Chief Financial Officer effective May 1, 2009.

Mr. K. Ramkumar is a science graduate from Madras University with a post-graduate diploma in industrial relations and labor laws. He worked with ICI India before joining ICICI Bank in 2001 in the human resources department. In 2006 he was designated as Group Chief Human Resources Officer. Our Board of Directors appointed him as Executive Director effective February 1, 2009. He is currently responsible for operations, credit and treasury middle offices and human resources management.

Mr. Rajiv Sabharwal is a graduate in mechanical engineering and a post-graduate in management from the Indian Institute of Management, Lucknow. He joined ICICI in 1998 and has worked in the areas of credit policy, collections, mortgage finance, consumer loans, rural banking, microfinance and financial inclusion. He left the services of the Bank in December 2008 and rejoined effective April 1, 2010 as Senior General Manager in charge of retail banking. Our Board of Directors appointed him as an Executive Director effective June 24, 2010. He is currently responsible for retail banking, rural banking and the small and medium enterprises and mid-corporate business.

Mr. Pravir Vohra is a post-graduate in economics from Delhi University. He was Joint President of 3i Infotech Limited (formerly ICICI Infotech Limited) before he joined ICICI Bank in 2002. He was designated as Group Chief Technology Officer in 2006. He is currently responsible for technology, infrastructure management and administration.

Mr. Vijay Chandok is a graduate in mechanical engineering and a post-graduate in management from Narsee Monjee Institute of Management Studies, Mumbai. He joined  ICICI in 1993 and has worked in the areas of project finance, corporate banking, small enterprises and retail banking. He was designated as Group Executive –International Banking in April 2010.

Ms. Zarin Daruwala is a chartered accountant. She  joined ICICI in 1989 and has worked in the areas of project finance, corporate banking  and agri-business. She was designated as Group Executive – Wholesale Banking in July 2010.

Corporate Governance

Our corporate governance policies recognize the accountability of the board and the importance of making the board transparent to all our constituents, including employees, customers, investors and the regulatory authorities, and of demonstrating that the shareholders are the ultimate beneficiaries of our economic activities.

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

Audit Committee

As of the date of the filing of this report, the Audit Committee comprises four independent directors – Mr. Sridar Iyengar, Mr. M. K. Sharma, Mr. Homi Khusrokhan and Mr. V. Sridar. Mr. Sridar Iyengar is the Chairman of the Committee and Mr. M. K. Sharma is the Alternate Chairman. Mr. Sridar Iyengar, Mr. Homi Khusrokhan and Mr. V. Sridar are Chartered Accountants.

Our board of directors has also determined that Mr. Sridar Iyengar qualifies as an Audit Committee financial expert.

The Audit Committee provides direction to the audit function and monitors the quality of internal and statutory audit. The responsibilities of the Audit Committee include overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements, recommendation of appointment and removal of central and branch statutory auditors and chief internal auditor and the setting of their remuneration, approval of payment to statutory auditors for other permitted services rendered by them, review of functioning of Whistle Blower Policy, review of the quarterly and annual financial statements before submission to the Board, review of the adequacy of internal control systems and the internal audit function, review of compliance with inspection and audit reports and reports of statutory auditors, review of the findings of internal investigations, review of statement of significant related party transactions, review of management letters/letters on internal control weaknesses issued by statutory auditors, reviewing with the management, the statement of uses/application of funds raised through an issue (public issue, rights issue, preferential issue), the statement of funds utilized for the purposes other than those stated in the offer document/prospectus/notice and the report submitted by the monitoring agency, monitoring the utilization of proceeds of a public or rights issue and making appropriate recommendations to the Board to take steps in this matter, discussion on the scope of audit with external auditors and examination of reasons for substantial defaults, if any, in payment to stakeholders. The Audit Committee is also authorized to appoint/oversee the work of any registered public accounting firm, establish procedures for receipt and treatment of complaints received regarding accounting and auditing matters and engage independent counsel as also provide for appropriate funding for compensation to be paid to any firm/advisors. In addition, the Audit Committee also exercises oversight of the regulatory compliance function. The Audit Committee is also authorized to approve the appointment of the Chief Financial Officer (i.e. the wholetime finance Director or any other person heading the finance function or discharging that function) after assessing the qualifications, experience and background of the candidate.

All significant audit and non-audit services to be provided by our principal accountants are pre-approved by the Audit Committee before such services are provided to us.

Board Governance and Remuneration Committee

As of the date of the filing of this report, the Board Governance, Remuneration and Nomination Committee comprises four non-executive directors — Mr. M. K. Sharma, Mr. K. V. Kamath, Mr. Sridar Iyengar and Mr. V. Prem Watsa. Mr. M. K. Sharma, an independent Director, is the Chairman of the Committee.

The functions of the Committee include the recommendation of appointments to the board, evaluation of the performance of the Managing Director and CEO and other Executive Directors on pre-determined parameters, recommendation to our board for the remuneration (including performance bonus and perquisites) to executive directors, approval of the policy for and quantum of bonus payable to the members of the staff, framing of guidelines for the Employees Stock Option Scheme and recommendation of grant of ICICI Bank stock options to the employees and the executive directors of ICICI Bank and its subsidiary companies.

Corporate Social Responsibility Committee

As of the date of this report, the Corporate Social Responsibility Committee comprises four directors — Mr. M. K. Sharma, Dr. Anup K. Pujari, Dr. Tushaar Shah and Ms. Chanda D. Kochhar. Mr. M. K. Sharma, an independent director, is the Chairman of the Committee.

The functions of the Committee include the review of our corporate social responsibility initiatives, policies and practices and makes recommendations to our board with respect to such initiatives, policies and practices and the review and implementation of other matters related to corporate social responsibility initiatives as recommended by the Reserve Bank of India or any other body.

Credit Committee

As of the date of the filing of this report, the Credit Committee comprises four directors — Mr. K. V. Kamath, Mr. M. S. Ramachandran, Mr. M. K. Sharma and Ms. Chanda D. Kochhar. Mr. K. V. Kamath is the Chairman of the Committee.

The functions of the Committee include review of developments in key industrial sectors and approval of credit proposals in accordance with the authorization approved by the board.

Customer Service Committee

As of the date of the filing of this report, the Customer Service Committee comprises four directors — Mr. K. V. Kamath, Mr. M. S. Ramachandran, Mr. M. K. Sharma, and Ms. Chanda D. Kochhar. Mr. K. V. Kamath is the Chairman of the Committee.

The functions of the Committee include review of customer service initiatives, overseeing the functioning of the Customer Service Council and evolving innovative measures for enhancing the quality of customer service and improvement in the overall satisfaction level of customers.

Fraud Monitoring Committee

As of the date of the filing of this report, the Fraud Monitoring Committee comprises six directors — Mr. M. K. Sharma, Mr. K.V. Kamath, Mr. V. Sridar, Dr. Anup K. Pujari, Ms. Chanda D. Kochhar and Mr. Rajiv Sabharwal. Mr. M. K. Sharma is the Chairman of the Committee.

The functions of the Committee include monitoring and review of all instances of fraud involving an amount of Rs. 10 million and above.

Risk Committee

As of the date of the filing of this report, the Risk Committee comprises six directors — Mr. K. V. Kamath, Mr. Sridar Iyengar, Dr. Anup K. Pujari, Mr. V. Sridar, Mr. V. Prem Watsa and Ms. Chanda D. Kochhar. The majority of the members of the Committee are independent directors. Mr. K. V. Kamath is the Chairman of the Committee.

The Committee reviews ICICI Bank’s risk management policies in relation to various risks (credit, market, liquidity, operational and reputation risks), investment policies and strategy and regulatory and compliance issues in relation thereto. The Committee also reviews the risk return profile of the Bank, capital adequacy based on risk profile of our balance sheet, Basel-II implementation, business continuity plan and disaster recovery plan, key risk indicators and significant risk exposures.

Share Transfer and Shareholders’/Investors’ Grievance Committee

As of the date of the filing of this report, the Share Transfer and Shareholders’/Investors’ Grievance Committee comprises three directors – Mr. M. K. Sharma, Mr. Homi Khusrokhan and Mr. N. S. Kannan. Mr. M. K. Sharma, an independent director, is the Chairman of the Committee.

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

Committee of Executive Directors

As of the date of the filing of this report, the Committee of Directors comprises all four executive directors and Ms. Chanda D. Kochhar, Managing Director and CEO is the Chairperson of the Committee. The other members are Mr. N. S. Kannan, Mr. K. Ramkumar and Mr. Rajiv Sabharwal.

The powers of the Committee include approval of credit proposals as per authorization approved by the board, approvals in respect of borrowing and treasury operations and premises and property related matters.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics for our directors and all our employees, which is filed as an exhibit to this report. In fiscal 2010, we have not amended any provision of the code that is applicable to our executive officers, nor have we granted a waiver from any provision of the code to any of our executive officers.

Principal Accountant Fees and Services

The total fees to our principal accountant relating to audit of consolidated financial statements for fiscal 2009 and fiscal 2010 and the fees for other professional services billed in fiscal 2009 and fiscal 2010 are as follows:

					Convenience translation into US$
	Year ended March 31,				Year ended March 31,
	2009		2010		2010
	(in millions)				(in thousands)
Audit
Audit of ICICI Bank Limited and our subsidiaries	Rs.	210	Rs.	215	US$	4,782
Audit-related services		–		–		–
Opinion on non-statutory accounts presented in Indian Rupees		6		9		196

Others		7		3		76
Sub-total		223		227		5,054

Non-audit services
Tax services		–		–		–
Tax compliance		4		4		81
Other services		28		15		334
Sub-total		32		19		415
Total	Rs.	255	Rs.	246	US$	5,469

Fees for “other services” under the non-audit services category are principally fees related to certification services and advice on certain International Financial Reporting Standards conversion related matters. Our Audit Committee approved the fees paid to our principal accountant relating to audit of consolidated financial statements for fiscal 2010 and fees for other professional services billed in fiscal 2010. Our Audit Committee pre-approves all significant assignments undertaken for us by our principal accountant.

Summary Comparison of Corporate Governance Practices

The following is a summary comparison of significant differences between our corporate governance practices and those required by the New York Stock Exchange for United States issuers.

Independent Directors. A majority of our board are independent directors, as defined under applicable Indian legal requirements. Under these requirements, directors are not independent if they have any material pecuniary relationship or transactions with us, our management or our subsidiaries. We have not made a determination as to whether our directors would be considered independent under the New York Stock Exchange rules. Although the judgment on independence must be made by our board, there is no requirement that our board affirmatively make such determination, as required by the New York Stock Exchange rules. Further, one of our directors is a representative of the Indian government, as required by the terms of the loan and guarantee facilities provided by the Indian government.

Non-Management Directors Meetings. Although there is no such requirement under applicable Indian legal requirements, our non-management directors meet separately before or after each board meeting.

Board Governance, Remuneration and Nomination Committee and the Audit Committee. All members of our Board Governance, Remuneration and Nomination Committee except Mr. K. V. Kamath are independent, as defined under applicable Indian legal requirements. All members of our Audit Committee are independent under Rule 10A-3 under the Exchange Act. The constitution and main functions of these committees as approved by our board are described above and comply with the spirit of the New York Stock Exchange requirements for United States issuers.

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

Compensation and Benefits to Directors and Officers

Remuneration

Under our organizational documents, each non-executive director, except the government director, is entitled to receive remuneration for attending each meeting of our board or of a board committee. The amount of remuneration payable to non-executive directors is set by our board from time to time in accordance with limits prescribed by the Companies Act or the government. The remuneration for attending each board or committee meeting is currently fixed at Rs. 20,000. In addition, we reimburse directors for travel and related expenses in connection with board and committee meetings and related matters. If a director is required to perform services for us beyond attending meetings, we may remunerate the director as determined by our Board of Directors and this remuneration may be either in addition to or as substitution for the remuneration discussed above. We have not paid any remuneration to non-executive directors other than the remuneration for attending each meeting of our board or of a board committee except Mr. K. V. Kamath who is being paid a remuneration of Rs. 2,000,000 per annum for a period of three years with effect from May 1, 2009. The above remuneration has been approved by shareholders, the Reserve Bank of India and the government of India. Non-Executive Directors are not entitled to the payment of any benefits at the end of their term of office.

Our board or any committee thereof may fix, within the range approved by the shareholders, the salary payable to the Executive Directors. We are required to obtain specific approval of Reserve Bank of India for the actual monthly salary and performance bonus paid each year to the Executive Directors.

The following table sets forth the currently applicable monthly salary ranges:

Name and Designation	Monthly Salary Range (Rs.)
Ms. Chanda D. Kochhar, Managing Director and CEO	700,000 - 1,350,000 (US$ 15,573- US$ 30,033)
Mr. N. S. Kannan, Executive Director and CFO	300,000 - 1,000,000 (US$ 6,674 - US$ 22,247)
Mr. K. Ramkumar, Executive Director	300,000 - 1,000,000 (US$ 6,674 - US$ 22,247)
Mr. Rajiv Sabharwal, Executive Director	300,000 - 1,000,000 (US$ 6,674 - US$ 22,247)

The executive directors are entitled to perquisites (evaluated pursuant to Indian Income-tax Rules, wherever applicable, and at actual cost to us in other cases) like the benefit of our furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by us to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder; medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme/s and rule/s applicable to retired executive directors of the Bank or the members of the staff, as the case may be, from time to time, for these benefits. If Bank-owned accommodation is not provided, the Managing Director and CEO is entitled to house rent allowance of Rs. 250,000 per month and the other Executive Directors are eligible for house rent allowance of Rs. 200,000 per month and maintenance of accommodation including furniture, fixtures and furnishings, as may be provided by us.

There are no service contracts with our executive directors providing for benefits upon termination of their employment.

The total compensation paid by ICICI Bank to its executive directors and executive officers i.e. to Mr. K.V. Kamath, Ms. Chanda D. Kochhar, Mr. Sandeep Bakhshi, Mr. N.S. Kannan, Mr. K. Ramkumar, Mr. Sonjoy Chatterjee. Mr. V. Vaidyanathan and Mr. Pravir Vohra, during fiscal 2010 was Rs. 88 million.

Bonus

Each year, our Board of Directors awards discretionary bonuses to employees and Executive Directors on the basis of performance and seniority. The performance of each employee is evaluated through a performance management appraisal system. The aggregate amount paid by ICICI Bank for bonuses to all eligible employees and executive directors for fiscal year 2010 was Rs 1.7 billion. This amount was paid in fiscal 2011.

Employee Stock Option Scheme

ICICI Bank has an Employee Stock Option Scheme in terms of which up to 5.0% of its issued equity shares may be allocated to employee stock options. Permanent employees and directors of ICICI Bank, its subsidiaries and its holding company are eligible for grants of stock options. ICICI Bank has no holding company. The maximum number of options granted to any eligible employee in a year is restricted to 0.05% of the Bank’s issued equity shares at the time of the grant.

Under the stock option scheme, eligible employees are entitled to apply for equity shares. The options granted for fiscal 2003 and earlier vest annually in a graded manner over a three-year period, with 20.0%, 30.0% and 50.0% of the grants vesting each year, commencing not earlier than 12 months from the date of grant. Options granted for fiscal 2004 through fiscal 2008, vest in a graded manner over a four-year period with 20.0%, 20.0%, 30.0% and 30.0% of grants vesting each year, commencing from the end of 12 months from the date of grant. Options granted for fiscal 2009 vest in a graded manner over a five year period with 20.0%, 20.0%, 30.0% and 30.0% of grant vesting each year, commencing from the end of 24 months from the date of grant. The options can be exercised within ten years from the date of grant or five years from the date of vesting, whichever is later.

On the basis of the recommendation of the Board Governance Remuneration and Nomination Committee, our board at its meeting held on April 24, 2010 approved a grant of approximately 2 million options for fiscal 2010 to eligible employees and Executive Directors. Each option confers on the employee a right to apply for one equity share of face value of Rs. 10 of ICICI Bank at Rs. 977.70, which was the closing price on the stock exchange, which recorded the highest trading volume in ICICI Bank shares on April 23, 2010. These options will vest over a four year period, with 20%, 20%, 30% and 30% of the grant respectively vesting each year commencing from the end of 12 months from the date of the grant. The options granted to executive directors  have been approved by the Reserve Bank of India.

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

Date of grant	Number of options granted	Exercise price
February 21, 2000	1,713,000	Rs.	171.90	US$	3.82
April 26, 2001	1,580,200		170.00		3.78
March 27, 2002	3,155,000		120.35		2.68
April 25, 2003	7,338,300		132.05		2.94

Date of grant	Number of options granted	Exercise price
July 25, 2003	147,500	157.03	3.49
October 31, 2003	6,000	222.40	4.95
April 30, 2004	7,539,500	300.10	6.68
September 20, 2004	15,000	275.20	6.12
April 30, 2005	4,906,180	359.95	8.01
August 20, 2005	70,600	498.20	11.08
January 20, 2006	5,000	569.55	12.67
April 29, 2006	6,267,400	576.80	12.83
July 22, 2006	29,000	484.75	10.78
October 24, 2006	78,500	720.55	16.03
January 20, 2007	65,000	985.40	21.92
April 28, 2007	4,820,300	935.15	20.80
July 21, 2007	11,000	985.85	21.93
October 19, 2007	46,000	1,036.50	23.06
January 19, 2008	40,000	1,248.85	27.78
March 8, 2008	39,000	893.40	19.88
April 26, 2008	5,583,500	915.65	20.37
July 26, 2008	25,000	656.75	14.61
October 27, 2008	20,500	308.50	6.86
April 25, 2009	1,728,500	434.10	9.66
March 6, 2010	2,500	901.75	20.06
April 24, 2010	2,392,600	977.70	21.75
July 31, 2010	44,000	904.90	20.13

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

Date of grant	Number of options granted	Exercise price(1)
August 3, 1999	2,323,750	Rs.	85.55	US$	1.90
April 28, 2000	2,902,500		133.40		2.97
November 14, 2000	20,000		82.90		1.84
May 3, 2001	3,145,000		82.00		1.82
August 13, 2001	60,000		52.50		1.17
March 27, 2002	6,473,700		60.25		1.34
_____________
(1)	The exercise price is equal to the market price of ICICI’s equity shares on the date of grant.

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

The following table sets forth certain information regarding the options granted by ICICI Bank (including options granted by ICICI adjusted in accordance with the Scheme of Amalgamation) at August  31, 2010.

Particulars	ICICI Bank
Options granted		55,143,055
Options vested		39,494,858
Options exercised		27,020,059
Options forfeited/lapsed		8,737,727
Extinguishment or modification of options	None
Amount realized by exercise of options	Rs.	5,758,988,652
Total number of options in force		19,385,269

ICICI Prudential Life Insurance Company has an Employee Stock Option Scheme in terms of which up to 3.0% of its issued capital as on the date of grant may be allocated to employee stock options. ICICI Prudential Life Insurance Company had 14,827,086 stock options outstanding at year-end fiscal 2010.

ICICI Lombard General Insurance Company has an Employee Stock Option Scheme in terms of which up to 5.0% of its paid-up capital may be allocated to employee stock options. ICICI Lombard General Insurance Company had 13,345,912 employee stock options outstanding at year-end fiscal 2010.

Loans

ICICI Bank has internal rules for grant of loans to employees and Executive Directors to acquire certain assets such as property, vehicles and other consumer durables. ICICI Bank’s loans to employees have been made at interest rates ranging from 2.5% to 3.5% per annum and are repayable over fixed periods of time. The loans are generally secured by the assets acquired by the employees. Pursuant to the Banking Regulation Act, ICICI Bank’s non-executive directors are not eligible for any loans. At year-end fiscal 2010, outstanding loans to ICICI Banks employees was Rs. 6.7 billion, compared to Rs. 7.9 billion at year-end fiscal 2009. This amount included loans to certain ICICI Bank’s directors and executive officers, of Rs. 6 million at year-end fiscal 2010, compared to Rs. 7 million at year-end fiscal 2009, made on the same terms, including as to interest rates and collateral, as loans to other employees.

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

The gratuity funds for employees inducted from ICICI, Bank of Madura and Sangli Bank are separate gratuity funds managed by ICICI Prudential Life Insurance Company Limited. Actuarial valuation of the gratuity liability is determined by an actuary appointed by ICICI Prudential Life Insurance Company Limited. The investments of the funds are made according to rules prescribed by the government of India. The accounts of the funds are audited by independent auditors. The total corpus of these funds at year-end fiscal 2010 based on their unaudited financial statements was Rs. 1,512 million compared to Rs. 1,373 million at year-end fiscal 2009.

The gratuity fund for employees of ICICI Bank other than employees inducted from ICICI, Bank of Madura and Sangli Bank is administered jointly by the Life Insurance Corporation of India and ICICI Prudential Life Insurance Company. In accordance with the gratuity fund’s rules, actuarial valuation of gratuity liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality rates and staff turnover. The total corpus of the funds at year-end fiscal 2010 was Rs. 991 million compared to Rs. 932 million at year-end fiscal 2009.

Superannuation Fund

ICICI Bank contributes 15.0% of the total annual salary of each employee to a superannuation fund for ICICI Bank employees. ICICI Bank’s employees get an option on retirement or resignation to receive one-third of the total balance and a monthly pension based on the remaining two-third balance. In the event of death of an employee, his or her beneficiary receives the remaining accumulated balance of 66.7%. ICICI Bank also gives a cash option to its employees, allowing them to receive the amount contributed by ICICI Bank in their monthly salary during their employment. From fiscal 2006, the superannuation fund is being administered by Life Insurance Corporation of

India and ICICI Prudential Life Insurance Company Limited. Employees have the option to retain the existing balance with the Life Insurance Corporation of India or ICICI Prudential Insurance Company Limited. The total corpus of the superannuation fund was Rs. 1,505 million at year-end fiscal 2010 compared to Rs. 1,248 million at year-end fiscal 2009.

Provident Fund

ICICI Bank is statutorily required to maintain a provident fund as a part of its retirement benefits to its employees. There are separate provident funds for employees inducted from Bank of Madura and Sangli Bank (other than those employees who have opted for pensions), and for other employees of ICICI Bank. These funds are managed by the trust. Each employee contributes 12.0% of his or her basic salary (10.0% for clerks and sub-staff of Bank of Madura) and ICICI Bank contributes an equal amount to the funds. The funds’ investments are made according to rules prescribed by the government of India. The funds’ accounts are audited by independent auditors. The total corpuses of the funds for employees inducted from Bank of Madura, Sangli Bank and other employees of ICICI Bank at year-end fiscal 2010, based on their unaudited financial statements was Rs. 740 million, Rs. 802 million and Rs. 5.9 billion respectively. ICICI Bank made aggregate contributions of Rs. 757 million to these funds during fiscal 2010, compared to Rs. 785 million in fiscal 2009.

Pension Fund

Out of the employees inducted from the Bank of Madura and employed with ICICI Bank at year-end fiscal 2010, 249 employees opted for pensions and 571 employees opted for a provident fund and of the employees inducted from Sangli Bank and employed with ICICI Bank at year-end fiscal 2010, 891 employees opted for pensions and 322 employees opted for a provident fund. For employees who opted for a provident fund, ICICI Bank’s contribution of 12.0% of his or her basic salary (10% for clerks and sub-staff) is credited to the provident fund every month. For employees who opted for pensions, ICICI Bank’s contribution of 12.0% of his or her basic salary (10% for clerks and sub-staff) is credited to the pension fund every month. These funds are managed by trusts through ICICI Prudential Life Insurance Company Limited. The investments of the funds are made according to rules prescribed by the government of India. The accounts of the fund are audited by independent auditors. The employees who opted for pensions are entitled to a monthly pension from the day after their retirement. ICICI Bank also gives a cash option to employees, allowing them to receive the present value of one-third of their monthly pension in total satisfaction. Upon the death of an employee, family members are entitled to the payment of a family pension pursuant to the rules in this regard. The corpus for Bank of Madura employees at year end fiscal 2010 was Rs. 1.4 billion compared to Rs. 1.3 billion at year-end fiscal 2009 and for Sangli Bank employees was Rs. 2.5 billion at year end fiscal 2010 compared to Rs. 2.4 billion at year-end fiscal 2009.

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

Until the early 1990s, the Indian financial system was strictly controlled. Interest rates were administered, formal and informal parameters governed asset allocation, and strict controls limited entry into and expansion within the financial sector. The government of India’s economic reform program, which began in 1991, encompassed the financial sector. The first phase of the reform process began with the implementation of the recommendations of the Committee on the Financial System, the Narasimham Committee I. The second phase of the reform process began in 1999. See “Banking Sector Reform — Committee on Banking Sector Reform (Narasimham Committee II)”.

This discussion presents an overview of the role and activities of the Reserve Bank of India and of each of the major participants in the Indian financial system, with a focus on commercial banks. This is followed by a brief summary of the banking reform process along with the recommendations of various committees that have played a key role in the reform process. A brief discussion on the impact of the liberalization process on long-term lending institutions and commercial banks is then presented. Finally, reforms in the non-banking financial sector are briefly reviewed.

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

Commercial Banks

Commercial banks in India have traditionally focused on meeting the short-term financial needs of industry, trade and agriculture. At December 31, 2009, there were 165 scheduled commercial banks in the country, with a network of 82,511 branches serving approximately Rs. 41.95 trillion in deposit accounts. Scheduled commercial banks are banks that are listed in the schedule to the Reserve Bank of India Act, 1934, and are further categorized as public sector banks, private sector banks and foreign banks. Scheduled commercial banks have a presence throughout India, with approximately 63.2% of bank branches located in rural or semi-urban areas of the country. A large number of these branches belong to the public sector banks.

Public Sector Banks

Public sector banks make up the largest category in the Indian banking system. They include the State Bank of India and its five associate banks, 19 nationalized banks and 84 regional rural banks. Excluding the regional rural banks, the remaining public sector banks have 57,616 branches, and accounted for 74.4% of the outstanding gross bank credit and 78.6% of the aggregate deposits of the scheduled commercial banks at December 31, 2009. The public sector banks’ large network of branches enables them to fund themselves out of low cost deposits.

The State Bank of India is the largest bank in India in terms of total assets. At December 31, 2009, the State Bank of India and its five associate banks had 16,851 branches. They accounted for 23.4% of aggregate deposits and 23.8% of outstanding gross bank credit of all scheduled commercial banks.

Regional rural banks were established from 1976 to 1987 by the central government, state governments and sponsoring commercial banks jointly with a view to develop the rural economy. Regional rural banks provide credit to small farmers, artisans, small entrepreneurs and agricultural laborers. The National Bank for Agriculture and Rural Development is responsible for supervising the functions of the regional rural banks. In 1986 the Kelkar Committee made comprehensive recommendations covering both the organizational and operational aspects of regional rural banks, several of which were adopted as amendments to the Regional Rural Banking Act, 1976. As part of a comprehensive restructuring program, re-capitalization of the regional rural banks was initiated in fiscal 1995, a process which continued until fiscal 2000 and covered 187 regional rural banks with aggregate financial support of Rs. 21.9 billion from the stakeholders. Simultaneously, prudential norms on income recognition, asset classification and provisioning for loan losses following customary banking benchmarks were introduced.

Currently there are 84 regional rural banks and at December 31, 2009 they had 15,196 branches, and accounted for 3.0% of aggregate deposits and 2.5% of gross bank credit outstanding of scheduled commercial banks.

Private Sector Banks

After the first phase of bank nationalization was completed in 1969, public sector banks made up the largest portion of Indian banking. The focus on public sector banks was maintained throughout the 1970s and 1980s. In addition, existing private sector banks that showed signs of an eventual default were merged with state-owned banks. In July 1993, as part of the banking reform process and as a measure to induce competition in the banking sector, the Reserve Bank of India permitted entry of the private sector into the banking system. This resulted in the introduction of private sector banks, including us. These banks are collectively known as the “new” private sector banks. At year-end fiscal 2010, there were seven “new” private sector banks. In addition, 15 old private sector banks existing prior to July 1993 were operating. The Sangli Bank Limited, an unlisted “old” private sector bank merged with us effective April 19, 2007. The Centurion Bank of Punjab merged with HDFC Bank in May 2008. The Bank of Rajasthan Limited, a private sector bank, merged with us effective from the close of business of August 12, 2010.

At December 31, 2009, private sector banks accounted for approximately 17.1% of aggregate deposits and 17.8% of gross bank credit outstanding of the scheduled commercial banks. Their network of 9,412 branches accounted for 11.4% of the total branch network of scheduled commercial banks in the country.

In August 2010, the Reserve Bank of India released a discussion paper seeking public comment on the entry of new banks in the private sector. The broad aspects covered in the discussion paper include minimum capital requirements, promoter shareholding, foreign shareholding in the new banks, allowing industrial business houses to promote banks, converting non-banking financial companies to banks and the business model of the new banks.

Foreign Banks

Currently there are 31 foreign banks operating in India and at December 31, 2009, foreign banks had 287 branches in India. Foreign banks accounted for 5.5% of aggregate deposits and 5.3% of outstanding gross bank credit of scheduled commercial banks at December 31, 2009. As part of the liberalization process, the Reserve Bank of India has permitted foreign banks to operate more freely, subject to requirements largely similar to those imposed on domestic banks. The primary activity of most foreign banks in India has been in the corporate segment. However, some of the larger foreign banks have made retail banking significant part of their portfolios. Most foreign banks operate in India through branches of the parent bank. Certain foreign banks also have wholly-owned non-bank finance company subsidiaries or joint ventures for both corporate and retail lending. In a circular dated July 6, 2004, the Reserve Bank of India stipulated that banks should not acquire any fresh stake in another banks’ equity shares, if by such acquisition, the investing bank’s holding exceeded 5.0% of the investee bank’s equity capital. This also applies to holdings of foreign banks with a presence in India, in Indian banks.

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

In April 2009, in view of the deterioration in the global financial markets, the Reserve Bank of India decided to put on hold the second phase until greater clarity emerged on recovery as well as the reformed global regulatory and supervisory architecture. In the annual policy review for fiscal 2011, the Reserve Bank of India indicated that a draft discussion paper on the mode of presence of foreign banks would be released during fiscal 2011. The Reserve Bank of India has indicated that the current policy and procedures governing the presence of foreign banks in India will continue until such time.

Co-operative Banks

Co-operative banks cater to the financing needs of agriculture, small industry and self-employed businessmen in urban and semi-urban areas of India. The state land development banks and the primary land development banks provide long-term credit for agriculture. In the light of liquidity and insolvency problems experienced by some cooperative banks in fiscal 2001, the Reserve Bank of India undertook several interim measures, pending formal legislative changes, including measures related to lending against shares, borrowings in the call market and term deposits placed with other urban co-operative banks. Presently the Reserve Bank of India is responsible for supervision and regulation of urban co-operative banks, and the National Bank for Agriculture and Rural Development for state co-operative banks and district central cooperative banks. The Banking Regulation (Amendment) and Miscellaneous Provisions Act, 2004 provides for the regulation of all co-operative banks by the Reserve Bank of India. See also “— Recent Structural Reforms — Proposed Amendments to the Banking Regulation Act”. A task force appointed by the government of India to examine the reforms required in the co-operative banking system submitted its report in December 2004. It recommended several structural, regulatory and operational reforms for co-operative banks, including the provision of financial assistance by the government for revitalizing this sector. In the Indian government’s budget for fiscal 2006, the Finance Minister accepted the recommendations of the Task Force in principle and proposed to call state governments for consultation and begin to implement the recommendations in the states willing to do so. During fiscal 2006 the Reserve Bank of India outlined a medium term framework for urban co-operative banks. Subsequently a task force for urban co-operative banks has been set up in select states for identification of and drawing up of a time- bound action plan for revival of potentially viable urban co-operative banks and for a non-disruptive exit for non-viable urban co-operative banks.

Long-Term Lending Institutions

The long-term lending institutions were established to provide medium-term and long-term financial assistance to various industries for setting up new projects and for the expansion and modernization of existing facilities. These institutions provided fund-based and non-fund-based assistance to industry in the form of loans, underwriting, direct subscription to shares, debentures and guarantees. The primary long-term lending institutions included Industrial Development Bank of India (now a bank), IFCI Limited, and the Industrial Investment Bank of India as well as ICICI prior to the amalgamation.

The long-term lending institutions were expected to play a critical role in Indian industrial growth and, accordingly, had access to concessional government funding. However, in recent years, the operating environment of the long-term lending institutions has changed substantially. Although the initial role of these institutions was largely limited to providing a channel for government funding to industry, the reform process required such institutions to expand the scope of their business activities, including into:

•	fee-based activities like investment banking and advisory services; and

•	short-term lending activity including making corporate finance and working capital loans.

Pursuant to the recommendations of the Narasimham Committee II and the Khan Working Group, a working group created in 1999 to harmonize the role and operations of long-term lending institutions and banks, the Reserve Bank of India, in its mid-term review of monetary and credit policy for fiscal 2000, announced that long-term lending institutions would have the option of transforming themselves into banks subject to compliance with the prudential norms as applicable to banks. In April 2001, the Reserve Bank of India issued guidelines on several operational and regulatory issues, which were required to be addressed, in evolving the path for transition of a long-term lending institution into a universal bank. See “— Recent Structural Reforms — Universal Banking Guidelines”. In April 2002, ICICI merged with ICICI Bank. The Industrial Development Bank (Transfer of Undertaking and Repeal) Act, 2003 converted the Industrial Development Bank of India into a banking company incorporated under the Companies Act, 1956 on September 27, 2004, with exemptions from certain statutory and regulatory norms applicable to banks, including an exemption for a certain period from the statutory liquidity ratio. IDBI Bank Limited, a new private sector bank that was a subsidiary of the Industrial Development Bank of India, was merged with the Industrial Development Bank of India in April 2005.

The long-term funding needs of Indian companies are met primarily by banks, Life Insurance Corporation of India and specialized non-bank finance companies like Infrastructure Development Finance Corporation. Indian companies also make bond issuances to institutional and retail investors.

Non-Bank Finance Companies

There are about 12,700 non-bank finance companies in India, mostly in the private sector. All non-bank finance companies are required to register with the Reserve Bank of India. The non-bank finance companies may be categorized into entities which take public deposits and those which do not. The companies which take public deposits are subject to strict supervision and capital adequacy requirements of the Reserve Bank of India. The Reserve Bank of India classifies non-bank financial companies in three categories — asset finance companies, loan companies and investment companies. In February 2010, the Reserve Bank of India introduced a fourth category of non-banking financial company called infrastructure finance companies. ICICI Securities Limited, our subsidiary, is a non-banking financial company which does not accept public deposits and ICICI Home Finance Company, our subsidiary, is a non-banking financial company which accepts public deposits. The primary activities of the non-bank finance companies are consumer credit, including automobile finance, home finance and consumer durable products finance, wholesale finance products such as bill discounting for small and medium-sized companies and infrastructure finance, and fee-based services such as investment banking and underwriting. In 2003, Kotak Mahindra Finance Limited, a large non-bank finance company, was granted a banking license by the Reserve Bank of India and converted itself into Kotak Mahindra Bank.

During fiscal 2006, the Reserve Bank of India issued guidelines on the financial regulation of systemically important non-banking financial companies and banks’ relationship with them with a view to remove the possibility of regulatory arbitrage leading to an uneven playing field and potential systemic risk. Within non-deposit taking non-banking financial companies, the guidelines classify those with an asset size above Rs. 1.0 billion as per the last audited balance sheet as systemically important. These non-banking financial companies were required to maintain a minimum capital to risk weighted assets ratio of 10.0%, in addition to conforming with single and group exposure norms. In August 2008, the Reserve Bank of India issued draft guidelines covering non-deposit taking non-banking financial companies. It was proposed that non-deposit taking non-banking financial companies with an asset size of Rs. 1.0 billion and above will have to maintain capital to risk weighted assets ratio of 12.0% against the current minimum of 10.0%. The capital adequacy ratio was proposed to be increased to 15.0% from April 2009. In the annual policy statement announced on April 21, 2009, the Reserve Bank of India deferred the implementation of capital to risk weighted assets ratio of 12.0% to March 31, 2010 and of 15.0% to March 31, 2011.

Housing Finance Companies

Housing finance companies form a distinct sub-group of the non-bank finance companies. As a result of the various incentives given by the government for investing in the housing sector in recent years, the scope of this business has grown substantially. Housing Development Finance Corporation Limited is a leading provider of housing finance in India. In recent years, several other players including banks have entered the housing finance industry. We also have a housing finance subsidiary, ICICI Home Finance Company. The National Housing Bank and the Housing and Urban Development Corporation Limited are the two major financial institutions instituted through acts of Parliament to improve the availability of housing finance in India. The National Housing Bank Act provides for securitization of housing loans, foreclosure of mortgages and setting up of the Mortgage Credit Guarantee Scheme.

Other Financial Institutions

Specialized Financial Institutions

In addition to the long-term lending institutions, there are various specialized financial institutions which cater to the specific needs of different sectors. These include the National Bank for Agricultural and Rural Development, Export Import Bank of India, Small Industries Development Bank of India, Risk Capital and Technology Finance Corporation Limited, Tourism Finance Corporation of India Limited, National Housing Bank, Power Finance Corporation Limited, Infrastructure Development Finance Corporation Limited and India Infrastructure Finance Company.

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

Insurance Companies

Currently, there are 45 insurance companies in India, of which 23 are life insurance companies and 22 are general insurance companies. There is also one re-insurance company. Of the 23 life insurance companies, 22 are in the private sector and one is in the public sector. Among the general insurance companies, 16 are in the private sector and eight (including the Export Credit Guarantee Corporation of India Limited and the Agriculture Insurance Company of India Limited) are in the public sector. The re-insurance company, General Insurance Corporation of India, is in the public sector. Life Insurance Corporation of India, General Insurance Corporation of India and public sector general insurance companies also provide long-term financial assistance to the industrial sector.

The insurance sector in India is regulated by the Insurance Regulatory and Development Authority. In December 1999, the Indian Parliament passed the Insurance Regulatory and Development Authority Act, 1999 which also amended the Insurance Act, 1938. This opened up the Indian insurance sector for foreign and private investors. The Insurance Act allows foreign equity participation in new insurance companies of up to 26.0%. A new company should have a minimum paid up equity capital of Rs. 1.0 billion to carry on the business of life insurance or general insurance or Rs. 2.0 billion to carry on exclusively the business of reinsurance.

In the monetary and credit policy for fiscal 2001, the Reserve Bank of India issued guidelines governing the entry of banks and financial institutions into the insurance business. The guidelines permit banks and financial institutions to enter the business of insurance underwriting through joint ventures provided they meet stipulated criteria relating to their net worth, capital adequacy ratio, profitability track record, level of non-performing loans and the performance of their existing subsidiary companies. The promoters of insurance companies have to divest in a phased manner their shareholding in excess of 26.0% (or such other percentage as may be prescribed), after a period of ten years from the date of commencement of business or within such period as may be prescribed by the Indian government. The Indian government, while presenting its budget for fiscal 2005, proposed an increase in the limit on foreign equity participation in private sector insurance companies from 26.0% to 49.0%. However, this requires an amendment to the insurance laws and the foreign investment policy has not yet been implemented.

In fiscal 2010, the new business weighted individual premium underwritten by the life insurance sector increased by 16.7% to Rs. 550.2 billion compared to Rs. 471.6 billion in fiscal 2009. Of the above, the share of private sector decreased from 57.0% in fiscal 2009 to 52.3% in fiscal 2010. The first year premium underwritten in the general insurance sector amounted to Rs. 347.6 billion in fiscal 2010 as against Rs. 306.4 billion in fiscal 2009, recording a year-on-year growth of 13.4%. The share of private sector decreased marginally from 41.2% in fiscal 2009 to 40.9% in fiscal 2010. Recently, the Insurance Regulatory and Development authority introduced revisions to the unit-linked insurance products such as an increase in the lock-in period from three years to five years, a minimum mortality cover, a cap on surrender and other charges and a minimum guaranteed return of 4.5% on pension annuity products. The minimum guaranteed return of 4.5% on pension products is applicable up to year-end fiscal 2011. From fiscal 2012, the guaranteed return will be 50 basis points above the average reverse repo rate subject to a maximum of 6% and a minimum of 3%. These changes are expected to impact the life insurance business in India. See also “Risk factors — Risks Relating to Our Business — Our life insurance business has reported statutory losses since inception until fiscal 2009”. Gross premiums underwritten by general insurance companies moderated in fiscal 2008 and fiscal 2009 owing to de-tariffing of the general insurance sector. Until January 1, 2007, almost 70.0% of the general insurance market was subject to price controls under a tariff regime. With the commencement of a tariff free regime effective January 1, 2007, the resultant competitive pricing has led to a significant decrease in premium rates across the industry leading to moderate premium growth during fiscal 2009 and fiscal 2010. We have joint ventures in each of the life insurance and the general insurance sectors. Our life insurance joint venture, ICICI Prudential Life Insurance Company, and general insurance joint venture, ICICI Lombard General Insurance Company, are both the largest players in the private sector.

Mutual Funds

Currently there are 40 mutual funds in India with average assets under management for July 2010 of Rs. 6,655.7 billion. Average assets under management of all mutual funds increased by 51.5% from Rs. 4,932.9 billion at March 2009 to Rs. 7,475.3 billion at March 2010. From year 1963 to 1987, Unit Trust of India was the only mutual fund operating in the country. It was set up in 1963 at the initiative of the government and the Reserve Bank of India. From 1987 onwards, several other public sector mutual funds entered this sector. These mutual funds were established by public sector banks, the Life Insurance Corporation of India and General Insurance Corporation of India. The mutual funds industry was opened up to the private sector in 1993. The industry is regulated by the Securities and Exchange Board of India (Mutual Fund) Regulation, 1996. Our asset management joint venture, ICICI Prudential Asset Management Company, was among the top three mutual funds in India based on average assets under management for July 2010 with an overall market share of about 10.0%.

In June 2009, the Securities and Exchange Board of India removed the entry load, upfront charges deducted by mutual funds, for all mutual fund schemes and required that the upfront commission to distributors should be paid by the investor to the distributor directly. In February 2010, the Securities and Exchange Board of India introduced guidelines for the valuation of money market and debt securities with a view to ensure that the value of money market and debt securities in the portfolio of mutual fund schemes reflect the current market scenario. The valuation guidelines are effective from August 1, 2010.

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

However, since 1991, there have been comprehensive changes in the Indian financial system. Various financial sector reforms, implemented since 1991, have transformed the operating environment of the banks and long-term lending institutions. In particular, the deregulation of interest rates, emergence of a liberalized domestic capital market, and entry of new private sector banks, along with the transformation of long-term lending institutions into banks, have progressively intensified the competition among banks. The Reserve Bank of India permitted the transformation of long-term lending institutions into banks subject to compliance with the prudential norms applicable to banks.

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

Committee on the Financial System (Narasimham Committee I)

The Committee on the Financial System (The Narasimham Committee I) was set up in August 1991 to recommend measures for reforming the financial sector. Many of the recommendations made by the committee, which addressed organizational issues, accounting practices and operating procedures, were implemented by the government of India. The major recommendations that were implemented included the following:

•
with fiscal stabilization and the government increasingly resorting to market borrowing to raise resources, the statutory liquidity ratio or the proportion of the banks’ net demand and time liabilities that were required to be invested in government securities was reduced from 38.5% in the pre-reform period to 25.0% in October 1997. The Reserve Bank of India currently requires banking companies to maintain a liquidity ratio 25.0%;

•
similarly, the cash reserve ratio or the proportion of a bank’s net demand and time liabilities that was required to be deposited with the Reserve Bank of India was reduced from 15.0% in the pre-reform period to a low of 4.5%. The cash reserve ratio effective April 24, 2010 is 6.0%.

•	special tribunals were created to resolve bad debt problems;

•	most of the restrictions on interest rates for deposits were removed. Commercial banks were allowed to set their own level of interest rates for all deposits except savings bank deposits; and

•
substantial capital infusion to several state-owned banks was approved in order to bring their capital adequacy closer to internationally accepted standards. By the end of fiscal 2002, aggregate re-capitalization amounted to Rs. 217.5 billion. Stronger public sector banks were given permission to issue equity to further increase capital.

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

Amendments to Laws Governing Public Sector Banks

In 2006, the Indian Parliament amended the laws governing India’s public sector banks permitting these banks to issue preference shares and make preferential allotments or private placements of equity. The amendments also authorize the Reserve Bank of India to prescribe ‘fit and proper’ criteria for directors of such banks and to permit the supercession of their boards and appointment of administrators in certain circumstances.

Proposed Amendments to the Banking Regulation Act

Legislation seeking to amend the Banking Regulation Act has been introduced in the Indian Parliament. As presently drafted, the main amendments propose to:

•	permit all banking companies to issue preference shares that will not carry any voting rights;

•	make prior approval of the Reserve Bank of India mandatory for the acquisition of more than 5.0% of a banking company’s paid- up capital or voting rights by any individual or firm or group; and

•	remove the 10.0% limit on the maximum voting power exercisable by a shareholder in a banking company.

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

Several petitions challenging the constitutional validity of the Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 were filed before the Indian Supreme Court. The Supreme Court, in April 2004, upheld the constitutionality of the Act, other than the requirement originally included in the

Act that the borrower deposit 75.0% of the dues with the debt recovery tribunal as a pre-condition for appeal by the borrower against the enforcement measures. In November 2004, the government of India issued an ordinance amending the Securitization Act. The Indian Parliament has subsequently passed this ordinance as an Act. This Act, as amended, now provides that a borrower may make an objection or representation to a secured creditor after a notice is issued by the secured creditor to the borrower under the Act demanding payment of dues. The secured creditor has to give reasons to the borrower for not accepting the objection or representation. The Act also introduces a deposit requirement for borrowers if they wish to appeal the decision of the debt recovery tribunal. Further, the Act permits a lender to take over the business of a borrower under the Securitization Act under certain circumstances (unlike the earlier provisions under which only assets could be taken over). See “Supervision and Regulation — Reserve Bank of India Regulations — Regulations relating to Sale of Assets to Asset Reconstruction Companies”.

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

Pension Reforms

Currently, there are three categories of pension schemes in India: pension schemes for government employees, pension schemes for employees in the organized sector and voluntary pension schemes. In case of pension schemes for government employees, the government pays its employees a defined periodic benefit upon their retirement. Further, the contribution towards the pension scheme is funded solely by the government and not matched by a contribution from the employees. The Employees Provident Fund, established in 1952, is a mandatory program for employees of certain establishments. It is a contributory program that provides for periodic contributions of 10% to 12% of the basic salary by both the employer and the employees. The contribution is invested in prescribed securities and the accumulated balance in the fund (including the accretion thereto) is paid to the employee as a lump sum on retirement. Besides these, there are voluntary pension schemes administered by the government (the Public Provident Fund to which contribution may be made up to a maximum of Rs. 70,000) or offered by insurance companies, where the contribution may be made on a voluntary basis. Such voluntary contributions are often driven by tax benefits offered under the scheme.

In 1998, the government commissioned the Old Age Social and Income Security project and nominated an expert committee to suggest changes to the existing policy framework. The committee submitted its report in January 2000, recommending a system for private sector management of pension funds to provide market-linked returns. It also recommended the establishment of a separate pension regulatory authority to regulate the pensions system. Subsequently, in the budget for fiscal 2001, the government announced that a high level committee would be formulated to design a contribution-based pension scheme for new government recruits. The government also requested that the Insurance Regulatory and Development Authority draw up a roadmap for implementing the OASIS Report. The Insurance Regulatory and Development Authority submitted its report in October 2001. The report suggested that pension fund managers should constitute a separate legal entity to conduct their pension business. In August 2003, the government announced that it would be mandatory for its new employees (excluding defense personnel) to join a new defined contribution pension scheme where both the government and the employee would make monthly contributions of 10% of the employee’s basic salary. The government also announced that a Pension Fund Development and Regulatory Authority would be set up to regulate the pension industry. The government constituted the interim Pension Fund Development and Regulatory Authority on October 11, 2003. In December 2003, the government announced that the new pension system would be applicable to all new recruits to Indian government service (excluding defense personnel) from January 1, 2004. Further, on December 30, 2004, the government promulgated an ordinance establishing the statutory regulatory body, Pension Fund Regulatory and Development Authority to undertake promotional, developmental and regulatory functions with respect to the pension sector. In March 2005, the government tabled the Pension Fund and Development Authority Bill in Parliament. The Indian government’s budget for fiscal 2006 recognized the opportunities for foreign direct investment in the pension sector and it has also announced that the government would issue guidelines for such investment. In 2009, the government extended the New Pension System to all citizens of India on a voluntary basis, effective from May 1, 2009. Private sector participation in managing pension assets was permitted for the first time in fiscal 2009, and six private sector companies have been issued licenses. See also “Business — Overview”.

Impact of Global Financial Crisis on India

The bankruptcy of Lehman Brothers in September 2008 led to a rapid deterioration of the global macroeconomic environment and a sharp moderation in global economic activity. In India, this impact was felt mainly through the trade and capital channels. As a result, there was a sharp reduction in domestic liquidity in September-October 2008. The decline in global commodity prices led to a moderation in inflation and facilitated substantial reductions in key policy rates and reserve requirements. The Reserve Bank of India reduced repo and reverse repo rates and the statutory liquidity ratio and cash reserve ratio requirements to ease liquidity situation, especially for non-banking financial companies and mutual fund companies.

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

during the period from the tenth day to the last day of each calendar month. This would increase the cost of savings deposits and total deposits for banks.

•	Constitute a working group to review the present benchmark prime lending rate system and suggest changes to make credit pricing more transparent.

Annual Policy Statement for Fiscal 2011

In its annual policy statement for fiscal 2011, announced on April 20, 2010, the Reserve Bank of India increased the repo rate by 25 basis points from 5.0% to 5.25%, the reverse repo rate by 25 basis points from 3.5% to 3.75% effective April 20, 2010 and the cash reserve ratio by 25 basis points from 5.75% to 6.0% effective April 24, 2010. Other measures announced by the Reserve Bank of India were:

•	Preparation of a discussion paper by September 2010 on the mode of presence of foreign banks through branches or wholly owned subsidiaries.

•
Preparation of a discussion paper by end-July 2010 discussing international practices, the Indian experience and also the current ownership and governance guidelines in considering whether to grant additional banking licenses to private sector players.

•	Constituting a working group to recommend a roadmap for the introduction of a holding company structure.

Effective July 2, 2010, the Reserve Bank of India increased the repo and reverse repo rates by 25 basis points each to 5.5% and 4.0% respectively.

First Quarter Review of Annual Policy Statement for Fiscal 2011

In its first quarter review of the annual policy statement for fiscal 2011 announced on July 27, 2010, the Reserve Bank of India increased the repo rate by 25 basis points from 5.5% to 5.75% and the reverse repo rate by 50 basis points from 4.0% to 4.50%.

Mid Quarter Review of Annual Policy Statement for Fiscal 2011 in September 2010

In its mid quarter review of the annual policy statement for fiscal 2011 announced on September 16, 2010, the Reserve Bank of India increased the repo rate by 25 basis points from 5.75% to 6.00% and the reverse repo rate by 50 basis points from 4.50% to 5.00%.

Reforms of the Non-Bank Finance Companies

Standards relating to income recognition, provisioning and capital adequacy were prescribed for non-bank finance companies in June 1994. Registered non-bank finance companies were required to achieve a minimum capital adequacy of 6.0% by year-end fiscal 1995 and 8.0% by year-end fiscal 1996 and to obtain a minimum credit rating. To encourage the companies complying with the regulatory framework, the Reserve Bank of India announced in July 1996 certain liberalization measures under which the non-bank finance companies registered with it and complying with the prudential norms and credit rating requirements were granted freedom from the ceiling on interest rates on deposits and amount of deposits. Other measures introduced include requiring non-bank finance companies to maintain a certain percentage of liquid assets and to create a reserve fund. The percentage of liquid assets to be maintained by non-bank finance companies has been revised uniformly upwards to 15.0% of public deposits since April 1999. From January 1, 2000, the requirement should not be less than 10.0% in approved securities and the remaining in unencumbered term deposits in any scheduled commercial bank, the aggregate of which shall not be less than 15.0% of the “public deposit” outstanding at the close of business on the last working day of the second preceding quarter. The maximum rate of interest that non-bank finance companies could pay on their public deposits was reduced from 12.5% per annum to 11.0% per annum effective March 4, 2003. Effective April 24, 2007, the maximum rate of interest on public deposits accepted by non-bank finance companies was increased to 12.5% per annum.

Efforts have also been made to integrate non-bank finance companies into the mainstream financial sector. The first phase of this integration covered measures relating to registrations and standards. The focus of supervision has now shifted to non-bank finance companies accepting public deposits. This is because companies accepting public deposits are required to comply with all the directions relating to public deposits, prudential norms and liquid assets. A task force on non-bank finance companies set up by the government of India submitted its report in October 1998, and recommended several steps to rationalize the regulation of non-bank finance companies. Accepting these recommendations, the Reserve Bank of India issued new guidelines for non-bank finance companies, which were as follows:

•	a minimum net owned fund of Rs. 3 million is mandatory before existing non-bank finance companies may accept public deposits;

•	a minimum investment grade rating is compulsory for loan and investment companies accepting public deposits, even if they have the minimum net owned funds;

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

During fiscal 2003, the Reserve Bank of India introduced a number of measures to enhance the regulatory and supervisory standards of non-bank finance companies, especially in order to bring them at par with commercial banks, in select operations, over a period of time. Other regulatory measures adopted and subsequently revised in November 2004 included aligning interest rates in this sector with the rates prevalent in the rest of the economy, tightening prudential norms and harmonizing supervisory directions with the requirements of the Companies Act, procedural changes in nomination facilities, issuance of a Know Your Customer policy and allowing non-bank finance companies to enter the insurance agency business.

In 2005, the Reserve Bank of India introduced stricter regulatory measures for non-bank finance companies, including stringent reporting requirements and revised Know Your Customer guidelines.

On December 12, 2006, the Reserve Bank of India issued guidelines on the financial regulation of systematically important non-banking financial companies and banks’ relationships with them with a view to remove the possibility of regulatory arbitrage leading to an uneven playing field and potential systemic risk. Within non-deposit taking non-banking financial companies, the guidelines classify those with an asset size above Rs. 1.0 billion as per the last audited balance sheet as systemically important. These non-banking financial companies are required to maintain a minimum capital to risk weighted assets ratio of 10.0%, in addition to conforming with single and group exposure norms. The guidelines restrict banks’ holdings in a deposit taking non-banking financial company, excluding housing finance companies, to 10.0% of the paid up equity capital of the non-banking financial company. The total exposure to a single non-banking financial company has been limited to 10.0% of a bank’s capital funds (15.0% in the case of an asset finance company). The limit may be increased to 15.0% and 20.0%, respectively, provided that the excess exposure is on account of funds lent by the non-banking financial company to the infrastructure sector. In August 2008, the Reserve Bank of India issued draft guidelines covering non-deposit taking non-banking financial companies. It was proposed that non-deposit taking non-banking financial companies with asset size of Rs. 1.0 billion and above will have to maintain capital to risk weighted assets ratio of 12.0% against the current minimum of 10.0%. The capital adequacy ratio was proposed to be increased to 15.0% from April 2009. In the annual policy statement announced on April 21, 2009, the Reserve Bank of India deferred the implementation of capital to risk weighted assets of 12.0% to March 31, 2010 and of 15.0% to March 31, 2011.

As per existing instructions of the Reserve Bank of India, non-banking financial companies in India having assets of Rs. 500 million and above as per their last audited results are required to constitute an audit committee, consisting of no less than three members of its Board of Directors. In May 2007 the Reserve Bank of India announced that non-banking financial companies with deposit base of Rs. 200 million and above may also consider constituting an audit committee on similar lines. Further, the Reserve Bank of India has also instructed non-banking financial companies with public deposits of Rs. 200 million and above or having an asset size of Rs. 1.0 billion or above to form a nomination committee to ensure ‘fit and proper’ status of proposed/existing directors for such companies. The Reserve Bank of India also instructed such non-banking financial companies to form a risk management committee to manage integrated risk. Additionally, the Reserve Bank of India also prohibited such non-banking financial companies from extending loans, advances or non-fund based facilities or any other financial accommodation/facilities to their directors and/or certain other connected persons. The Reserve Bank of India classifies non-bank finance companies under three categories — asset finance companies, loan companies and investment companies. In February 2010, the Reserve Bank of India introduced a fourth category of non-banking financial company, called infrastructure finance companies.

SUPERVISION AND REGULATION

The main legislation governing commercial banks in India is the Banking Regulation Act. Other important laws include the Reserve Bank of India Act, the Negotiable Instruments Act, the Foreign Exchange Management Act and the Banker’s Books Evidence Act. Additionally, the Reserve Bank of India, from time to time, issues guidelines to be followed by banks. Compliance with all regulatory requirements is evaluated with respect to financial statements under Indian GAAP. Banking companies in India are also subject to the purview of the Companies Act and if such companies are listed on a stock exchange in India, then various regulations of the Securities Exchange Board of India would additionally apply to such companies.

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

ICICI Bank, because it is licensed as a banking company is regulated and supervised by the Reserve Bank of India. The Reserve Bank of India requires us to furnish statements and information relating to our business. It has issued, among others, guidelines for commercial banks on recognition of income, classification of assets, exposure norms on concentration risk, valuation of investments, maintenance of capital adequacy and provisioning for non-performing assets. The Reserve Bank of India has set up a Board for Financial Supervision, under the chairmanship of the Governor of the Reserve Bank of India. The appointment of the auditors of banks is subject to the approval of the Reserve Bank of India. The Reserve Bank of India can direct a special audit in the interest of the depositors or in the public interest.

Regulations Relating to the Opening of Branches

Section 23 of the Banking Regulation Act provides that banks must obtain the prior approval of the Reserve Bank of India to open new branches. Permission is granted based on factors such as the financial condition and history of the banking company, its management, adequacy of capital structure and earning prospects and the public interest. The Reserve Bank of India may cancel the license for violations of the conditions under which it was granted. Under the banking license granted to us by the Reserve Bank of India, we are required to locate at least 25.0% of our branches in rural and semi-urban areas. A rural area is defined as a center with a population of less than 10,000. A semi-urban area is defined as a center with a population of greater than 10,000 but less than 100,000. These population figures relate to the 2001 census conducted by the government of India. In September 2005, the Reserve Bank of India issued a new branch authorization policy in terms of which the system of granting authorizations for opening individual branches from time to time was replaced by a system of aggregated approvals on an annual basis. The Reserve Bank of India discusses with individual banks their branch expansion strategies and plans over the medium term. The term “branch” for this purpose would include a full-fledged branch, an extension counter, off-site ATMs, administrative office, and back offices. While processing authorization requests, the Reserve Bank of India gives importance to the nature and scope of banking services particularly in under-banked areas, credit flow to the priority sector and efforts to promote financial inclusion, the need to induce enhanced competition in the banking sector, the bank’s regulatory compliance, quality of governance, risk management and relationships with subsidiaries and affiliates. In December 2009, the Reserve Bank of India permitted banks to open branches in tier 3 to tier 6 centers (centers with population up to 49,999), as defined on the basis of population size as per the census of 2001, without obtaining prior approval. However, banks are required to report the opening of such branches to the Reserve Bank of India. In its annual policy statement for fiscal 2010, announced on April 21, 2009, the Reserve Bank of India permitted banks to install offsite ATMs without prior permission.

In July 2010, permission was granted to schedule commercial banks to operate well-protected vans as mobile branches or ATMs in tier 3 to tier 6 cities.

Capital Adequacy Requirements

We are required to comply with the capital adequacy guidelines issued by the Reserve Bank of India. In April 2007, the Reserve Bank of India issued guidelines for the implementation of a capital adequacy framework based on the revised framework approved by the Basel Committee on Banking Supervision, or Basel II. These guidelines became applicable to banks that have an international presence, like us, effective year-end fiscal 2008 and to all other banks effective year-end fiscal 2009. These guidelines require banks to maintain a minimum capital to risk weighted asset ratio of 9.0%, of which a minimum of 6.0% (an increase from 4.5% required by the earlier Basel I guidelines) must be tier I capital. The guidelines stipulate that investments above 30.0% in the paid up equity of financial subsidiaries and associates which are not consolidated for capital purposes and investments in other instruments eligible for regulatory capital status in those entities must be deducted to the extent of 50.0% from tier I capital and 50.0% from tier II capital. The guidelines also introduce a capital charge for operational risk. We are required to maintain capital adequacy based on the higher of minimum capital required under Basel II or the prudential floor specified for minimum capital required under Basel I. The prudential floor for Basel I for years ending March 31, 2008, 2009 and 2010 is 100.0%, 90.0% and 80.0%, respectively.

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

In July 2009, the Reserve Bank of India issued a time schedule for the introduction of advanced approaches of Basel II framework in India whereby banks are required to apply to the Reserve Bank of India for migration to internal models approach for market risk and the standardized approach for operational risk after April 1, 2010 and for advanced measurement approach for operational risk and internal ratings based approaches for credit risk after April 1, 2012.

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

The total capital of a bank is classified into tier I and tier II capital. Tier I capital provides the most permanent and readily available support against unexpected losses. It comprises paid-up capital, reserves consisting of any statutory reserves, other disclosed free reserves and innovative perpetual debt instruments issued in compliance with current regulations issued by the Reserve Bank of India for inclusion in tier I capital as reduced by intangible assets and losses in the current period and those brought forward from the previous period. In fiscal 2003, the Reserve

Bank of India issued a guideline requiring a bank’s deferred tax asset to be treated as an intangible asset and deducted from its tier I capital. In July 2009, the Reserve Bank of India clarified that the special reserve created by banks should be considered net-of-tax payable in the tier I capital.

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

The Reserve Bank of India has issued guidelines permitting banks to issue perpetual debt with a call option which may be exercised after not less than ten years, with its prior approval, for inclusion in tier I capital up to a maximum of 15.0% of total tier I capital. The Reserve Bank of India has also permitted banks to issue debt instruments with a minimum maturity of 15 years and a call option after not less than ten years, to be exercised with its prior approval, for inclusion in upper tier II capital. In July 2006, the Reserve Bank of India issued guidelines permitting the issuance of tier I and tier II debt instruments denominated in foreign currencies. In October 2007, to enhance the range of eligible instruments available to banks for capital adequacy purposes, the Reserve Bank of India issued guidelines permitting banks to issue preference shares as part of regulatory capital. Banks have been allowed to issue perpetual non-cumulative preference shares as part of tier I capital and perpetual cumulative preference shares, redeemable non-cumulative preference shares and redeemable cumulative preference shares as part of tier II capital. Further, the Parliament amended the laws governing India’s public sector banks permitting these banks to issue preference shares and make preferential allotments or private placements of equity. According to current provisions private sector banks in India are not permitted to issue preference shares. Legislation has been introduced in the Parliament to amend the Banking Regulation Act to allow all banks to issue redeemable and non-redeemable preference shares. In September 2009, the Reserve Bank of India issued guidelines permitting banks to issue subordinated debt as lower tier II capital with call and step-up options. See also “Operating and Financial Review and Prospects — Capital Resources”.

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

In February 2010, the Reserve Bank of India issued revised Basel II guidelines, which increased capital requirements for specific risk and liquidity facilities for securitization exposures. The guidelines stipulate that in cases of securitization exposures where the assessment is partly based on unfunded support, banks would not be permitted to use any external credit assessment for risk weighting. The Reserve Bank of India, in its revised Basel II guidelines also issued guidance on the assessment of valuation adjustments on account of illiquidity for less liquid/illiquid positions that are subject to market risk capital requirements. The Reserve Bank of India stipulated that these valuation adjustments are to be deducted from tier I capital. ICICI Bank had applied this guidance in its computation of capital adequacy position at year-end fiscal 2010. Subsequently in May 2010, Reserve Bank of India issued a clarification stating deferment of the application of this guidance to a future date, pending the finalization of a standardized methodology for computing the valuation adjustments for less liquid/illiquid positions, to be formulated by a working group of the Reserve Bank of India. Additional disclosures for securitization and credit risk mitigation were also mandated under Pillar 3 of the Basel II framework.

In order to strengthen the resilience of the banking sector to potential future shocks, together with ensuring adequate liquidity in the banking system, the Basel Committee on Banking Supervision issued consultative documents on capital and liquidity (popularly known as “Basel III” proposals) on December 17, 2009. Subsequent amendments to and guidance regarding these proposals were issued in July 2010, August 2010 and September 2010.

The Basel III proposals seek to increase capital requirements for the banking system and introduce internationally harmonized global liquidity standards. Some aspects of the proposals continue to be at the stage of consultation. The complete form of the Basel III framework is expected to be finalized by end of calendar year 2010. See also “Operating And Financial Review And Prospects—Capital Resources—Impending regulatory developments associated with capital adequacy—Basel III proposals.”

Loan Loss Provisions and Non-Performing Assets

In April 1992, the Reserve Bank of India issued formal guidelines on income recognition, asset classification, provisioning standards and valuation of investments, which are revised from time to time.

The principal features of these Reserve Bank of India guidelines, which have been implemented with respect to our loans, debentures, lease assets, hire purchases and bills in our Indian GAAP financial statements are set forth below.

Asset Classification

A non-performing asset is an asset in respect of which any amount of interest or principal is overdue for more than 90 days. In particular, an advance is a non-performing asset where:

•	interest and/or installment of principal remains overdue for a period of more than 90 days in respect of a term loan;

•	the account remains “out-of-order” (as defined below) for a period of more than 90 days in respect of an overdraft or cash credit;

•	the bill remains overdue for a period of more than 90 days in case of bills purchased and discounted;

•	installment of principal or interest remains overdue for two crop seasons for short duration crops or for one crop season for long duration crops;

•
the amount of liquidity facility remains outstanding for more than 90 days, in respect of a securitization transaction undertaken in accordance with the Reserve Bank of India guidelines on securitization issued on February 1, 2006; or

•
in respect of derivative transactions, the overdue receivables related to positive mark-to-market value of a derivative contract, if these remain unpaid for a period of 90 days from the specified due date for payment.

An account should be treated as “out-of-order” if the outstanding balance remains continuously in excess of the approved drawing limit. In circumstances where the outstanding balance in the principal operating account is less than the approved drawing limit, but (i) there are no credits continuously for a period of 90 days as of the date the balance sheet of the bank or (ii) the credits are not sufficient to cover the interest debited during the same period, these accounts should be treated as “out-of-order”.

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

The Reserve Bank of India also has separate guidelines for restructured loans. A fully secured standard loan can be restructured by rescheduling of principal repayment and/or the interest element, but must be separately disclosed as a restructured loan. The amount of diminution, if any, in the fair value of the loan, measured in present value terms, is either written off or provided for to the extent of the diminution involved. Similar guidelines are applicable to sub-standard and doubtful assets. The sub-standard accounts which have been subjected to restructuring, whether in respect of principal installment or interest amount, by whatever modality, are eligible to be upgraded to the standard category only after the specified period, i.e., a period of one year after the date when first payment of interest or of principal, whichever is earlier, falls due, subject to satisfactory performance during the period. The Reserve Bank of India has specific sections concerning debt-restructuring mechanisms for small and medium enterprises in its guidelines on restructuring of loans by banks issued on August 27, 2008. In fiscal 2009, due to the extraordinary economic circumstances, modifications to guidelines on restructuring of loans covering all categories of loans were issued. In December 2008, the Reserve Bank of India permitted commercial real estate exposures to be restructured up to June 30, 2009 with asset classification concessions. The second restructuring of loan exposures was made eligible for concessional regulatory treatment up to June 30, 2009. This however excluded exposures to commercial real estate, capital market exposures, and personal/consumer loans. On January 2, 2009, Reserve Bank of India guidelines were issued, whereby accounts which were standard assets as on September 1, 2008 but slipped into the non-performing asset category and were restructured for the first time before January 31, 2009 could be reported as standard. On February 4, 2009, the time period for taking up restructuring was extended to March 31, 2009. The above revised provisions regarding restructuring of accounts were applicable only up to June 30, 2009. Banks were also required to disclose in the balance sheet details regarding applications received as on March 31, 2009 for restructuring, proposals approved, implemented, and proposals under consideration.

In October 2008, the Reserve Bank of India issued guidelines requiring banks to classify derivatives contract receivables over due for ninety days or more as non-performing assets.

In March 2010, norms were issued pertaining to advances for infrastructure and non-infrastructure projects. In case of infrastructure projects, a loan would be classified as non-performing if it failed to commence commercial operations within two years from the committed date of commencement, unless it is restructured during the period. Any extension of the date of commencement would also be treated as restructuring of the account.

To put in place an institutional mechanism for the restructuring of corporate debt, the Reserve Bank of India has devised a corporate debt restructuring system. See “Overview of the Indian Financial Sector — Recent Structural Reforms — Corporate Debt Restructuring Forum”.

Provisioning and Write-Offs

Provisions under the Indian GAAP are based on guidelines specific to the classification of the assets. The following guidelines apply to the various asset classifications:

•
Standard Assets: A general provision of 0.40% (0.25% until fiscal 2005) is required, other than for direct advances to the agriculture and small and medium enterprise sectors which continue to attract a provisioning of 0.25%. In fiscal 2007, the Reserve Bank of India increased the general provisioning requirement for standard advances in specific sectors including residential housing loans greater than Rs 2.0 million from 0.40% to 1.00%. In January 2007, the general provisioning requirement for real estate sector loans (excluding residential housing loans), credit card receivables, loans and advances qualifying as capital market exposure, personal loans and exposures to non-deposit taking systemically important non-

banking financial companies was increased to 2.0%. In November 2008, the Reserve Bank of India reinstated the general provisioning requirement on incremental advances for all types of standard assets to the uniform level of 0.40%, except in the case of direct advances to the agricultural and small and medium enterprise sectors, which continued to attract provisioning of 0.25%. The revised norms were effective prospectively but the existing provisions held by banks could not be reversed. On November 5, 2009, the Reserve Bank of India increased general provisioning requirements for advances to commercial real estate classified as standard assets from 0.40% to 1.00%.

•
Sub-Standard Assets: A general provision of 10.0% of the total outstanding is required. However, unsecured exposures, which are identified as sub-standard attract an additional provision of 10.0%, i.e., a total of 20.0% on the outstanding balance. In April 2010, an exception was given to infrastructure loan accounts classified as sub-standard, which attract a provisioning of 15%.

•
Doubtful Assets: A 100.0% provision/write-off is required to be done against the unsecured portion of the doubtful asset and charged against income. For the secured portion of assets classified as doubtful, 20.0% provision is required to be made for assets that have been classified as doubtful for a year, 30.0% for assets that have been classified as doubtful for one to three years and 100.0% assets classified as doubtful for more than three years. The value assigned to the collateral securing a loan is the amount reflected on the borrower’s books or the realizable value determined by third party appraisers.

•	Loss Assets: The entire asset is required to be written off or provided for.

•
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

In June 2006, the Reserve Bank of India issued prudential norms on creation and utilization of floating provisions (i.e., provisions which are not made in respect of specific non-performing assets or are made in excess of regulatory requirements for provisions for standard assets). The norms state that floating provisions can be used only for contingencies under extraordinary circumstances for making specific provisions against non-performing accounts after obtaining approval from the Board of Directors and with the prior permission of the Reserve Bank of India. Floating provisions for advances and investments must be held separately and cannot be reversed by credit to the profit and loss account. Until utilization of such provisions, they can be netted off from gross non-performing assets to compute the net non-performing assets. Alternatively, floating provisions could be treated as part of tier II capital within the overall ceiling of 1.25% of total risk-weighted assets for inclusion of general provisions and loss reserves in tier II capital. Floating provisions do not include specific voluntary provisions made by banks for advances which are higher than the minimum provision stipulated by the Reserve Bank of India guidelines. In March 2009, the Reserve Bank of India issued revised norms relating to prudential treatment of floating provisions whereby effective fiscal 2010 floating provisions cannot be netted off from gross non-performing assets to compute net non-performing assets. However, in August 2009, the Reserve Bank of India decided to defer the implementation of this new guideline until further notice. Accordingly, banks continue to have the choice between deducting their existing floating provisions from gross non-performing assets to arrive at net non-performing assets or reckon it as part of tier II capital subject to the overall ceiling of 1.25% of total risk weighted assets.

In addition, in its second quarter review of the Monetary Policy 2009-10 on October 27, 2009 the Reserve Bank of India has advised Indian banks to increase their total provisioning coverage ratio, including floating provisions and prudential/technical write-offs, to 70% by September 30, 2010. The Reserve Bank of India allowed the banks to include prudential/technical write-off in both the gross non-performing assets and the provisions held in the calculation of provisioning coverage ratio. We have been permitted by the Reserve Bank of India to achieve the stipulated level of provisioning coverage of 70% in a phased manner by March 31, 2011.   See also “Risk Factors –– Risks Relating to Our Business –– Further deterioration of our non-performing asset portfolio combined with recent Reserve Bank of India requirements that all Indian banks increase their provisioning coverage as a percentage of gross non-performing assets could adversely affect our business”.

Regulations Relating to Making Loans

The provisions of the Banking Regulation Act govern the making of loans by banks in India. The Reserve Bank of India also issues directions covering the loan activities of banks. Some of the major guidelines of the Reserve Bank of India, which are now in effect, are as follows:

•	The Reserve Bank of India has prescribed norms for bank lending to non-bank finance companies and financing of public sector disinvestment.

•
Banks are free to determine their own lending rates but each bank must declare its prime lending rate as approved by its Board of Directors. Banks are required to declare a benchmark prime lending rate based on various parameters including cost of funds, non-interest expense, capital charge and profit margin. Each bank should also indicate the maximum spread over the prime lending rate for all credit exposures other than retail loans. The interest charged by banks on advances up to Rs. 200,000 to any one entity (other than certain permitted types of loans including loans to individuals for acquiring residential property, loans for purchase of consumer durables and other non-priority sector personal loans) must not exceed the prime lending rate. Banks are also given freedom to lend at a rate below the prime lending rate in respect of creditworthy borrowers and exposures. Interest rates for certain categories of advances are regulated by the Reserve Bank of India. From July 1, 2010, the benchmark prime lending rate was replaced by the base rate, which takes into consideration all elements of lending rates that are common across borrowers. The base rate is the minimum rate for all loans, banks are not permitted to lend below the base rate except for Differential Rate of Interest advances, loans to banks’ own employees and loans to banks’ depositors against their own deposits. Accordingly, the current stipulation of prime lending rate as the ceiling rate for loans up to Rs. 200,000 has been withdrawn. Banks have been permitted to arrive at the base rate for a specific tenor that would be needed to be disclosed transparently. Further, banks have been permitted to determine their final lending rates on loans and advances with reference to the base rate and by including such other customer specific charges as they consider appropriate. Until such time that loans linked to the benchmark prime lending rate exists, both the benchmark prime lending rate and the base rate would have to be announced by banks.

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

Regulations Relating to Sale of Assets to Asset Reconstruction Companies

The Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002, as amended, provides for sale of financial assets by banks and financial institutions to asset reconstruction companies. The Reserve Bank of India has issued guidelines to banks on the process to be followed for sales of financial assets to asset reconstruction companies. These guidelines provide that a bank may sell financial assets to an asset reconstruction company provided the asset is a non-performing asset. These assets are to be sold on ‘without recourse’ basis only. A bank may sell a standard asset only if the borrower has a consortium or multiple banking arrangement, at least 75.0% by value of the total loans to the borrower are classified as non-performing and at least 75.0% by value of the banks and financial institutions in the consortium or multiple banking arrangement agree to the sale. The banks selling financial assets should ensure that there is no known liability devolving on them and that they do not assume any operational, legal or any other type of risks relating to the financial assets sold. Further, banks may not sell financial assets at a contingent price with an agreement to bear a part of the shortfall on ultimate realization. However, banks may sell specific financial assets with an agreement to share in any surplus realized by the asset reconstruction company in the future. While each bank is required to make its own assessment of the value offered in the sale before accepting or rejecting an offer for purchase of financial assets by an asset reconstruction company, in consortium or multiple banking arrangements where more than 75.0% by value of the banks or financial institutions accept the offer, the remaining banks or financial institutions are obliged to accept the offer. Consideration for the sale may be in the form of cash, bonds or debentures or security receipts or pass through certificates issued by the asset reconstruction company or trusts set up by it to acquire the financial assets. The Reserve Bank of India has prescribed that the plan of realization for reconstruction of assets shall not exceed 5 years from the date of acquisition of the asset. In April 2009, as an interim measure, the Reserve Bank of India allowed an extension of 2 years for realization of the assets in respect of the security receipts issued by securitization/asset reconstruction companies, which have been outstanding for more than 5 years. See also “Overview of the Indian Financial Sector — Recent Structural Reforms — Legislative Framework for Recovery of Debts Due to Banks”.

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

In April 2010, amendments were made to the Securitization Companies and Reconstruction Companies (Reserve Bank) Guidelines, 2003, wherein the period for realization of assets acquired by securitization and reconstruction companies can be extended from five years to eight years. Securitization and reconstruction companies will have to invest and hold a minimum 5% stake of the outstanding amount of security receipts issued under each scheme until redemption.

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

Directed Lending

Priority Sector Lending

Until year-end fiscal 2007 the Reserve Bank of India’s directed lending norms required commercial banks to lend a certain percentage of their net bank credit to specific sectors (the priority sectors), such as agriculture, small-scale industry, small businesses and housing finance. Total priority sector advances were set at 40.0% of net bank credit with agricultural advances required to be 18.0% of net bank credit and advances to weaker sections required to be at 10.0% of the net bank credit, and 1.0% of the previous year’s total advances outstanding is required to be lent under the Differential Rate of Interest scheme. In April 2007, the Reserve Bank of India issued revised guidelines on lending to the priority sector. The Reserve Bank of India has linked the priority sector lending targets to adjusted net bank credit (net bank credit plus investments made by banks in non-statutory liquidity bonds included in the held to maturity category and excluding recapitalization bonds floated by the government) or credit equivalent amount of off-balance sheet exposure, whichever is higher as of previous fiscal years. Under the revised guidelines the limit on the housing loans eligible for priority sector lending has been increased from Rs. 1.5 million to Rs. 2 million per borrower. The guidelines have capped eligible direct agriculture finance to non-individuals (i.e., partnership firms, corporates and institutions) at Rs. 10 million per borrower. One-third of loans in excess of Rs. 10 million per borrower would also be considered as direct finance while the remaining two-thirds would constitute indirect finance. In December 2007, guidelines issued by the Reserve Bank of India permitted banks to classify loans granted to regional rural banks for on-lending to agriculture and allied activities as indirect finance.

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

In addition, investments made by banks after year-end fiscal 2007 in bonds issued by the National Bank for Agriculture and the Rural Development in lieu of non-achievement of priority sector lending targets will no longer be considered as indirect finance. However, existing investments in such bonds would continue to be classified as indirect agriculture finance until fiscal 2010. In December 2008, loans granted by banks to housing finance companies for on-lending for housing up to Rs. 2 million of each loan were classified under priority sector.

Prior to the amalgamation, the advances of ICICI were not subject to the requirement applicable to banks in respect of priority sector lending. Pursuant to the terms of the Reserve Bank of India’s approval of the amalgamation, we are required to maintain a total of 50.0% of our domestic adjusted net bank credit (net bank credit until year-end fiscal 2007) on the residual portion of our advances (i.e., the portion of our total advances excluding advances of ICICI) in the form of priority sector advances. This additional requirement of 10.0% by way of priority sector advances will apply until such time as the aggregate priority sector advances reach a level of 40.0% of our total adjusted net bank credit. Any shortfall in the amount required to be lent to the priority sectors may be required to be deposited with the National Bank for Agriculture and the Rural Development. These deposits have a maturity period of up to seven years.

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

The limits currently set by the Reserve Bank of India are as follows:

•
The exposure ceiling for a single borrower is 15.0% of capital funds and group exposure limit is 40.0% of capital funds. In case of financing for infrastructure projects, the exposure limit to a single borrower is extendable by another 5.0%, i.e., up to 20.0% of capital funds and the group exposure limit is extendable by another 10.0%, i.e., up to 50.0% of capital funds. Effective May 29, 2008, the exposure limit in respect of single borrower was raised to 25.0% of capital funds in respect of oil companies who were issued oil bonds. Banks may, in exceptional circumstances, with the approval of their Board of Directors, consider enhancement of the exposure to a borrower up to a maximum of further 5.0% of capital funds, subject to the borrower consenting to the banks making appropriate disclosures in their annual reports.

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

To ensure that exposures are evenly spread, the Reserve Bank of India requires banks to fix internal limits of exposure to specific sectors. These limits are subject to periodical review by the banks. We have fixed a ceiling of 15.0% on our exposure to any one industry (other than retail loans) and monitor our exposures accordingly.

Limits on Exposure to Non-banking financial Companies

The guidelines restrict banks’ holding in a deposit taking non-banking financial company, excluding housing finance companies, to 10.0% of the paid up equity capital of the entity. The total exposure to a single non-banking financial company has been limited to 10.0% of the bank’s capital funds while exposure to a non-banking asset finance company has been restricted to 15.0% of the bank’s capital funds. The limit may be increased to 15.0% and 20.0% respectively provided that the excess exposure is on account of funds lent by the non-banking financial company to infrastructure sectors. During the second half of fiscal 2009, due to the global financial crisis, the

Reserve Bank of India provided additional liquidity support to non-banking financial companies. In October 2008, systemically important non-deposit taking non-banking financial companies were permitted to raise short-term foreign currency borrowings. In November 2008, a special repo facility was introduced allowing banks to avail additional liquidity support exclusively to meet the requirements of non-banking financial companies and mutual funds to the extent of 1.5% of the banks’ net demand and time liabilities. This facility was available until the end of March 2010.

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

In December 2007, the Reserve Bank of India issued a guideline stating that bank lending to mutual funds would only be towards the mutual funds’ temporary liquidity requirements for a period not exceeding six months. Such lending would constitute a part of the bank’s capital market exposure in case of loans extended to equity-linked mutual funds. The guideline became effective from January 1, 2010.

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

Consolidated Prudential Returns: Banks are required to submit to the Reserve Bank of India consolidated prudential returns reporting their compliance with various prudential norms on a consolidated basis, excluding insurance subsidiaries and group companies engaged in businesses not pertaining to financial services. Compliance on a consolidated basis is required in respect of the following main prudential norms:

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

See “Business — Loan Portfolio — Loan Concentration”.

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

The framework covers entities under the jurisdiction of the Reserve Bank of India, the Securities and Exchange Board of India, the Insurance Regulatory and Development Authority and the National Housing Bank and would in due course be extended to entities regulated by the proposed Pension Fund Regulatory and Development Authority. The Reserve Bank of India has identified us and our related entities as a financial conglomerate with ICICI Bank as the designated entity responsible for reporting to the Reserve Bank of India.

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

•
The held to maturity category can include statutory liquidity ratio securities up to 25 percent of the demand and time liabilities and certain non-statutory liquidity ratio securities, including fresh re-capitalization bonds received from the government of India towards re-capitalization requirement and held in the investment portfolio, fresh investment in the equity of subsidiaries and joint ventures, Rural Infrastructure development Fund/Small Industries Development Board of India/Rural Housing Development Fund deposits and investment in long-term bonds (with a minimum residual maturity of seven years) issued by companies engaged in infrastructure activities.

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

In April 2010, the Reserve Bank of India issued guidelines permitting banks to classify investments in long-term bonds issued by companies engaged in executing infrastructure projects and having a minimum residual maturity of seven years under the held to maturity category.

In August 2010, the Reserve Bank of India has issued guidelines with regards to sales and transfer of securities to/from the “held to maturity” category. If the value of sales and transfers exceed 5% of the book value of the investment held in the “held to maturity” category at the beginning of the year, the market value of the investment will have to be disclosed in the notes to accounts in the annual report along with the excess book value over market value for which provision was not made.

Limit on Transactions through Individual Brokers

Guidelines issued by the Reserve Bank of India require banks to appoint brokers for transactions in securities. These guidelines also require that a disproportionate part of the bank’s business should not be transacted only through one broker or a few brokers. The Reserve Bank of India specifies that not more than 5.0% of the total transactions through appointed brokers can be transacted through one broker. If for any reason this limit is breached, the Reserve Bank of India has stipulated that the board of directors of the bank should ratify such action.

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

In February 2006, the Reserve Bank of India introduced intra-day short selling in central government securities as a measure to develop the central government securities market. In its Annual Policy Statement for fiscal 2007, the Reserve Bank of India proposed to introduce a ‘when issued’ market in government securities in order to further strengthen the debt management framework. In January 2007 the Reserve Bank of India permitted scheduled commercial banks and primary dealers to undertake short sale of central government dated securities, subject to the short position being covered within a maximum period of five trading days, including the day of trade. The short positions shall have to be covered only by outright purchase of an equivalent amount of the same security.

Introduction of Credit Default Swaps for Corporate Bonds

In August 2010, the Reserve Bank of India released a draft report on the operational framework for the introduction of credit default swaps. Key recommendations covered in the report include allowing credit default swaps only on the corporate bonds of rated companies and special purpose vehicles of rated infrastructure companies, settlement methods, managing associated risks and back-end infrastructure.

Subsidiaries and Other Financial Sector Investments

We need the prior permission of the Reserve Bank of India to incorporate a subsidiary. We are required to maintain an “arms’ length” relationship with our subsidiaries and with mutual funds sponsored by us in regard to business parameters such as not taking undue advantage in borrowing/lending funds, transferring/selling/buying of securities at rates other than market rates, giving special consideration for securities transactions, in supporting/financing the subsidiary or financing our clients through them when we is not able or not permitted to do so our self. We have to observe the prudential norms stipulated by the Reserve Bank of India, from time to time, in respect of our underwriting commitments. Pursuant to such prudential norms, our underwriting or the underwriting commitment of our subsidiaries under any single obligation shall not exceed 15.0% of an issue. We also need the prior specific approval of the Reserve Bank of India to participate in the equity of financial services ventures including stock exchanges and depositories notwithstanding the fact that such investments may be within the ceiling (the lower of 30.0% of the paid-up capital of the investee company and 30.0% of the investing bank’s own paid up capital and reserves) prescribed under Section 19(2) of the Banking Regulation Act. Our investment in a subsidiary company, financial services company, financial institution and stock and other exchanges cannot exceed 10.0% of our paid-up capital and reserves and our aggregate investments in all such companies, financial institutions, stock and other exchanges put together cannot exceed 20.0% of our paid-up capital and reserves. In August 2006, the Reserve Bank of India issued guidelines which included banks’ investments in venture capital funds in this limit. Subsequently the Reserve Bank of India has clarified that investments in overseas banking subsidiaries may be excluded from this limit.

Holding Companies

In August 2007, the Reserve Bank of India issued a discussion paper on holding companies in banking groups, on which it has invited comments. In the discussion paper, the Reserve Bank of India has stated that there are advantages in having a financial or bank holding company structure, for which a proper legal framework needs to be created. However, it has stated that it would be desirable to avoid intermediate holding company structures. In November 2007, the Reserve Bank of India communicated that it would study the feedback received on the discussion paper from a legal and regulatory perspective before initiating further action. In the annual policy review for fiscal 2011, the Reserve Bank of India announced the formation of a working group with representatives from the government, various regulatory authorities and banks for drawing a roadmap for the introduction of holding company structure.

Benchmark Prime Lending Rate

In February 2010, the Reserve Bank of India released a draft circular recommending revision to the present benchmark prime lending rate system. A proposal to replace the benchmark prime lending rate with a ‘Base Rate’ system effective April 1, 2010 was made. The recommendations include calculating the base rate taking into consideration cost elements that can be clearly identified and are common across borrowers. In April 2010, the Reserve Bank of India released final guidelines on the base rate which replaced the benchmark prime lending rates effective July 1, 2010. The guidelines recommend calculating the base rate taking into consideration all elements of lending rates that are common across borrowers. Banks have been permitted to arrive at the base rate for a specific tenor that would be needed to be disclosed transparently. Further, banks have been permitted to determine their final lending rates on loans and advances with reference to the base rate and by including such other customer specific charges as they consider appropriate.

Regulations Relating to Deposits

The Reserve Bank of India has permitted banks to independently determine rates of interest offered on term deposits. However, banks are not permitted to pay interest on current account deposits. Further, banks may only pay interest of 3.5% per annum on savings deposits. In its annual policy statement for fiscal 2010, the Reserve Bank of India prescribed calculating payment of interest on savings bank accounts on a daily product basis effective April 1, 2010 instead of on minimum balances held in the accounts during the period from the 10th day to the last day of each calendar month. In respect of savings and time deposits accepted from employees, we are permitted by the Reserve Bank of India to pay an additional interest of 1.0% over the interest payable on deposits from the public.

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

Starting April 1998, the Reserve Bank of India has permitted banks the flexibility to offer varying rates of interests on domestic deposits of the same maturity subject to the following conditions:

•	Time deposits are of Rs. 2 million and above; and

•	Interest on deposits is paid in accordance with the schedule of interest rates disclosed in advance by the bank and not pursuant to negotiation between the depositor and the bank.

We stipulate a minimum balance of Rs. 10,000 for a non-resident rupee savings deposit account. Until the year-end of fiscal 2007, interest rates on non-resident rupee term deposits of one to three years maturity were not permitted to exceed the LIBOR/SWAP rate plus 50 basis points for US dollar of corresponding maturity. Similarly interest rates on non-resident rupee savings deposits were not permitted to exceed the LIBOR/SWAP rate plus 50 basis points for six months maturity on US dollar deposits and are fixed quarterly on the basis of the LIBOR/SWAP rate of US dollar on the last working day of the preceding quarter. In the Annual Policy Statement for fiscal 2008 the Reserve Bank of India reduced the interest rates on non-resident foreign currency savings deposits by 50 basis points to LIBOR/SWAP minus 75 basis points and reduced the interest rate on non-resident rupee term deposits of one to three years by 50 basis points to the LIBOR/SWAP rate. The interest rate on non-resident savings deposits is at the rate applicable to domestic savings deposits.

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

Regulations Relating to Knowing the Customer and Anti-Money Laundering

The Reserve Bank of India issued a notification in November 2004 prescribing guidelines for Know Your Customer and anti-money laundering procedures. Banks are required to have a customer acceptance policy laying down explicit criteria for acceptance of customers and defining risk parameters. A profile of the customers should be prepared based on risk categorization. Banks have been advised to apply enhanced due diligence for high-risk customers. The guidelines provide that banks should undertake customer identification procedures while establishing a banking relationship or carrying out a financial transaction or when the bank has a doubt about the authenticity or the adequacy of the previously obtained customer identification data. Banks need to obtain sufficient information necessary to establish the identity of each new customer and the purpose of the intended banking relationship. The guidelines also provide that banks should monitor transactions depending on the account’s risk sensitivity. In February 2006, the Reserve Bank of India issued guidelines on the obligations of banks under the Prevention of Money Laundering Act, 2002. The Reserve Bank of India also issued anti-money laundering guidelines to other entities such as non-bank finance companies and authorized money changers.

In August 2005, the Reserve Bank of India simplified the Know Your Customers procedure for opening accounts for those persons who intend to keep balances not exceeding Rs. 50,000 in all their accounts taken together and the total credit in all the accounts taken together is not expected to exceed Rs. 100,000 in a year in order to ensure that the implementation of the Know Your Customers guidelines do not result in the denial of the banking services to those who are financially or socially disadvantaged.

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

Regulations on Asset Liability Management

At present, the Reserve Bank of India’s regulations for asset liability management require banks to draw up asset-liability gap statements separately for rupee and for four major foreign currencies. These gap statements are prepared by scheduling all assets and liabilities according to the stated and anticipated repricing date, or maturity date. These statements have to be submitted to the Reserve Bank of India on a quarterly basis. The Reserve Bank of India has advised banks to actively monitor the difference in the amount of assets and liabilities maturing or being repriced in a particular period and place internal prudential limits on the gaps in each time period, as a risk control mechanism. Additionally, the Reserve Bank of India has asked banks to manage their asset-liability structure such that the negative liquidity gap in the 1-14 day and 15-28 day time periods does not exceed 20.0% of cash outflows in these time periods. This 20.0% limit on negative gaps was made mandatory with effect from April 1, 2000. In respect of other time periods, up to one year, the Reserve Bank of India has directed banks to lay down internal norms in respect of negative liquidity gaps. In April 2006, the Reserve Bank of India issued draft guidelines on improvements to banks’ asset liability management framework.

In March 2007, the Reserve Bank of India issued guidelines regarding prudential limits for inter-bank liabilities. Inter-bank liabilities of a bank cannot exceed 200.0% of its net worth as on the last day of the previous fiscal year. Individual banks have been permitted, with the approval of their boards of directors, to fix a lower limit for their inter-bank liabilities, keeping in view their business model. However banks whose capital to risk assets ratio is at least 25% more than the minimum capital to risk assets ratio (currently 9%) i.e., 11.25% as on the last day of the previous fiscal year are allowed a higher limit with respect to inter-bank liability of up to 300.0% of their net worth. It may be noted that the limits prescribed above would include only fund-based inter-bank liabilities within India (including inter-bank liabilities in foreign currency to banks operating within India) and inter-bank liabilities outside India are excluded. The Reserve Bank of India’s guidelines also stipulate that existing limits on call-money borrowing shall form a sub-limit of the above-mentioned limit.

In October 2007, the Reserve Bank of India issued amendments to guidelines on asset liability management to improve management of liquidity by banks and to provide a stimulus for development of the term-money market. The Reserve Bank of India has advised banks to adopt a more detailed approach to measurement of liquidity risk effective January 1, 2008 by splitting the first time period (1-14 days at present) in the statement of structural liquidity into three time periods — next day, 2-7 days and 8-14 days. The net cumulative negative liquidity mismatches during the next day, 2-7 days, 8-14 days and 15-28 days periods should not exceed 5.0%, 10.0%, 15.0% and 20.0% of the cumulative cash outflows in the respective time periods in order to recognize the cumulative impact on liquidity. Banks have also been permitted to undertake dynamic liquidity management and prepare the structural liquidity statement on a daily basis.

Foreign Currency Dealership

The Reserve Bank of India has granted us a full-fledged authorized dealers’ license to deal in foreign exchange through our designated branches. Under this license, we have been granted permission to:

•	engage in foreign exchange transactions in all currencies;

•	open and maintain foreign currency accounts abroad;

•	raise foreign currency and rupee denominated deposits from non-resident Indians;

•	grant foreign currency loans to on-shore and off-shore corporations;

•	open documentary credits;

•	grant import and export loans;

•	handle collection of bills, funds transfer services;

•	issue guarantees; and

•	enter into derivative transactions and risk management activities that are incidental to its normal functions authorized under its organizational documents.

Further, we have been permitted to hedge foreign currency loan exposures of Indian corporations in the form of interest rate swaps, currency swaps and forward rate agreements, subject to certain conditions. In the Annual Policy Statement for fiscal 2008 the Reserve Bank of India permitted banks and primary dealers to begin transactions in single-entity credit default swaps and has issued draft guidelines regarding these transactions. Further in April 2007 the Reserve Bank of India published comprehensive guidelines on derivatives. The prudential guidelines require any amount remaining unpaid for a period 90 days with respect to derivative transactions to be classified as non-performing assets.

In August 2008, the Reserve Bank of India issued guidelines permitting banks in the authorized dealer category to become trading or clearing members of the currency derivatives segment to be set up by stock exchanges recognized by Securities and Exchange Board of India, subject to their fulfilling the requirements of (i) minimum net worth of Rs. 5.0 billion, (ii) minimum capital adequacy ratio of 10%, (iii) net non-performing assets not exceeding 3% and (iv) net profit for the previous three years.

Our foreign exchange operations are subject to the guidelines specified by the Reserve Bank of India in the exchange control manual. As an authorized dealer, we are required to enroll as a member of the Foreign Exchange Dealers Association of India, which prescribes the rules relating to foreign exchange business in India.

Authorized dealers, like us, are required to determine their limits on open positions and maturity gaps in accordance with the Reserve Bank of India’s guidelines and these limits are approved by the Reserve Bank of India.

In July 2010, the Reserve Bank of India permitted persons resident in India to enter into currency futures on stock exchanges.

Ownership Restrictions

The government of India regulates foreign ownership in Indian banks. The total foreign ownership in a private sector bank, like us, cannot exceed 74.0% of the paid-up capital and shares held by foreign institutional investors under portfolio investment schemes through stock exchanges cannot exceed 49.0% of the paid-up capital.

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

While granting acknowledgement for acquisition or transfer of shares that takes the acquirer’s shareholding to 10.0% or more and up to 30.0% of a private sector bank’s paid-up capital, the Reserve Bank of India may consider additional factors, including but not limited to:

•	the source and stability of funds for the acquisition and ability to access financial markets as a source of continuing financial support for the bank;

•	the business record and experience of the applicant including any experience of acquisition of companies;

•	the extent to which the acquirer’s corporate structure is in consonance with effective supervision and regulation of its operations; and

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

•
No single non-resident Indian can invest in excess of 5.0% of the paid-up capital of a private sector bank. The aggregate limit for investments by non-resident Indians is restricted to 10.0% of a private sector bank’s paid-up capital and can be increased to 24.0% of the bank’s paid-up capital by approval of its Board of Directors;

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

In February 2009, the government of India issued guidelines for calculation of total foreign investment, both direct and indirect, in Indian companies. Pursuant to this guideline, the foreign shareholding in an Indian company which is not majority owned and controlled by Indian shareholders will be taken into account in computing the foreign shareholding in investee companies of such Indian company (other than investee companies in the insurance sector, for which there are separate specific regulations). Since foreign ownership up to 74% is permitted in Indian private sector banks, such as us, this would impact investments made by Indian private sector banks, including us, and their subsidiaries, in other companies. This would also require assessment whether any of the Indian shareholders are to be reckoned for purposes of adherence to the foreign ownership limit of 74%. This does not however impact our investments in our insurance subsidiaries. We have sought clarification from the Department of Industrial Policy and Promotion on our status and that of our subsidiaries under these guidelines, which are awaited.

Restrictions on Payment of Dividends

The Banking Regulation Act requires banks to completely write off capitalized expenses and transfer 20.0% of the disclosed yearly profit to a reserve account before declaring a dividend.

In May 2005, the Reserve Bank of India issued guidelines stating that a bank may declare dividends only if all of the following conditions are met:

•	The capital adequacy ratio is at least 9.0% for the preceding two completed years and the accounting year for which the bank proposes to declare a dividend.

•	The net non-performing asset ratio is less than 7.0%.

•
The Bank is in compliance with the prevailing regulations and guidelines issued by the Reserve Bank of India, including the creation of adequate provision for the impairment of assets, staff retirement benefits, transfer of profits to statutory reserves, etc.

•	The proposed dividend will be paid out of the current year’s profit.

•	The Reserve Bank of India has not placed any explicit restrictions on the bank regarding the declaration of dividends.

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

Moratorium, Reconstruction and Amalgamation of Banks

The Reserve Bank of India can apply to the government of India for suspension of business by a banking company. The government of India after considering the application of the Reserve Bank of India may order a moratorium staying commencement of action or proceedings against such company for a maximum period of six months. During such period of moratorium, the Reserve Bank of India may (a) in the public interest; or (b) in the interest of the depositors; or (c) in order to secure the proper management of the bank; or (d) in the interests of the banking system of the country as a whole, prepare a scheme for the reconstruction of the bank or amalgamation of the bank with any other bank. In circumstances entailing reconstruction of the bank or amalgamation of the bank with another bank, the Reserve Bank of India invites suggestions and objections on the draft scheme prior to placing the scheme before the government of India for its approval. The central government may approve the scheme with or without modifications. The law does not require consent of the shareholders or creditors of such banks.

Regulations on Mergers of Private Sector Banks and Banks and Non-banking financial Companies

In May 2005, the Reserve Bank of India issued guidelines on mergers between private sector banks and between banks and non-banking financial companies. The guidelines particularly emphasize the examination of the rationale for amalgamation, the systemic benefits arising from it and the advantages accruing to the merged entity. With respect to a merger between two private sector banks, the guidelines require the draft scheme of amalgamation to be approved by the shareholders of both banks with a two-thirds majority after approval by the boards of directors of the two banks concerned. The draft scheme should also consider the impact of amalgamation on the valuation, profitability and capital adequacy ratio of the amalgamating bank and verify that the reconstituted board conforms to the Reserve Bank of India norms. The approved scheme needs to be submitted to the Reserve Bank of India for valuation and approval in accordance with the Banking Regulation Act, along with other documentation such as the draft document of proposed merger, copies of all relevant notices and certificates, swap ratio, share prices, etc. With respect to a merger of a bank and a non-banking company, the guidelines specify that the non-banking financial company has to comply with Know Your Customer norms for all accounts and all relevant norms issued by the Reserve Bank of India and the Securities and Exchange Board of India. The non-banking financial company should also conform to insider trading norms issued by the Securities and Exchange Board of India, whether it is listed or not, in order to regulate the promoter’s trading of shares before and after the amalgamation discussion period.

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

Financial Stability and Development Council and Financial Sector Legislative Reforms Commission

In the Indian government’s budget for fiscal 2011, the government announced plans to set up an apex-level body called the Financial Stability and Development Council. This would be an independent body that would oversee regulation and strengthen mechanisms for maintaining financial stability. As per functions identified in the budget, the institution would monitor macro-prudential supervision of the economy, the functioning of large financial conglomerates, address inter-regulatory coordination issues and focus on financial literacy and financial inclusion activities.

The government also proposed to set up a Financial Sector Legislative Reforms Commission to review the financial sector laws and bring them in line with the requirements of the sector. Further details on the creation and functions of these bodies are awaited.

In August 2010, the parliament passed The Securities and Insurance Laws (Amendment and Validation) Bill, 2010, which provides a mechanism to settle disputes between regulators. A committee chaired by the Finance Minister, with the governor of the Reserve Bank of India as vice chairperson and chairpersons of Securities and Exchange Board of India, Insurance Regulatory and Development Authority of India, Pension Fund Regulatory of India and Development Authority and secretaries of Department of Economic Affairs and Department of Financial Services will make the final decision on such disputes.

Deposit Insurance

Demand and time deposits of up to Rs. 100,000 accepted by Indian banks have to be mandatorily insured with the Deposit Insurance and Credit Guarantee Corporation, a wholly-owned subsidiary of the Reserve Bank of India. Banks are required to pay the insurance premium for the eligible amount to the Deposit Insurance and Credit Guarantee Corporation on a semi-annual basis. The cost of the insurance premium cannot be passed on to the customer.

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

In May 2008, the Reserve Bank of India enhanced the external commercial borrowings limit from US$ 20 million to US$ 50 million for incurring rupee expenditure for permissible end uses. The Reserve Bank of India also permitted companies in the infrastructure sector to raise up to US$ 100 million through external commercial borrowings. Additionally, the all-in-cost ceilings for external commercial borrowings for borrowings were enhanced. For borrowings with average maturity of three to five years, the all-in-cost ceiling over six-month Libor was raised from 150 basis points to 200 basis points. Further the Reserve Bank of India decided to enhance the all-in-cost ceilings for External Commercial Borrowings from LIBOR plus 150 basis points to LIBOR plus 200 basis points (for External Commercial Borrowings with an average maturity period of up to five years) and from LIBOR plus 250 basis points to 350 basis points in the case of borrowings with a maturity period of over five years. In June 2008, the Reserve Bank of India permitted service sector companies, belonging to the hotels, hospitals and software sectors to avail external commercial borrowing up to US$ 100 million per financial year for import of capital goods under the automatic approval route. This was allowed to exceed US$ 100 million in August 2010.

In October 2008, the external commercial borrowings limit was enhanced further to US$ 500 million per borrower per year for rupee expenditure and/or foreign currency expenditure for permissible end uses. The Reserve Bank of India decided to enhance the all-in-cost ceilings for external commercial borrowings from LIBOR plus 200 basis points to LIBOR plus 300 basis points (for external commercial borrowings with an average maturity period of up to five years) and from LIBOR plus 350 basis points to 500 basis points in the case of borrowings with a maturity period of over five years. The all-in-cost ceiling was dispensed with until December 31, 2009 under the approval route. The ceilings were reintroduced from January 2010 at LIBOR plus 300 basis points for borrowing up to five years and LIBOR plus 500 basis points for borrowings over five years.

In March 2010, non-banking financial companies categorized as infrastructure finance companies were allowed to raise borrowings through external commercial borrowing and in May 2010 were permitted to borrow up to 50% of their owned funds under the automatic approval route.

In March 2006, in view of enhanced stability in India’s external and financial sectors and increased integration of the financial sector in the global economy, the Reserve Bank of India constituted a Committee to set out a roadmap towards fuller capital account convertibility. The Committee submitted its report in July 2006.

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

In July 2010, the Reserve Bank of India permitted take-out financing arrangement through external commercial borrowing, under the approval route, for refinancing rupee loans availed for new infrastructure projects, including sea port, airport, roads including bridges and the power sector.

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

The Reserve Bank of India increased the cash reserve ratio to 6.0% effective April 24, 2010. Effective April 13, 2007 the Reserve Bank of India does not pay any interest on cash reserve ratio balances.

The cash reserve ratio has to be maintained on an average basis for a fortnightly period and should not be below 70.0% of the required cash reserve ratio on any day of the fortnight.

Statutory Liquidity Ratio

In addition to the cash reserve ratio, a bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities. The percentage of this liquidity ratio is fixed by the Reserve Bank of India from time to time, and had to be a minimum of 25.0% and a maximum of 40.0% pursuant to section 24 of the Banking Regulation Act. The Banking Regulation (Amendment) Bill, 2005 introduced in the Indian Parliament proposal to amend section 24 of the Banking Regulation Act to remove the minimum Statutory Liquidity Ratio stipulation of 25.0%, thereby giving the Reserve Bank of India the freedom to fix the Statutory Liquidity Ratio below this level. See also “Overview of the Indian Financial Sector — Recent Structural Reforms — Proposed Amendments to the Banking Regulation Act”. The Reserve Bank of India required banking companies to maintain a liquidity ratio of 24.0%, effective from November 8, 2008 up to November 7, 2009. Beginning on November 7, 2009, banking companies are required to maintain a liquidity ratio of 25.0%.

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

In 2006, the Indian Parliament amended the laws governing India’s public sector banks permitting these banks to issue preference shares and make preferential allotments or private placements of equity. According to current provisions private sector banks in India are not permitted to issue preference shares. Legislation has been introduced in the Parliament to amend the Banking Regulation Act to allow all banks to issue redeemable and non-redeemable preference shares. Prior to the amalgamation, ICICI had preference share capital of Rs. 3.5 billion redeemable in 2018. The government of India, on the recommendation of the Reserve Bank of India, had granted us an exemption which allowed the inclusion of preference capital in our capital structure until the maturity of these shares. However, the Reserve Bank of India in March 2010, issued a guideline requiring all commercial banks to treat preference shares as borrowings.

A legislation has been introduced in the Indian parliament to amend the Banking Regulation Act to remove the limit of 10.0% on the maximum voting power exercisable by an shareholder in a banking company and allow banks to issue redeemable and non-redeemable preference shares. See also “Overview of the Indian Financial Sector — Recent Structural Reforms — Proposed Amendments to the Banking Regulation Act”.

Restrictions on Investments in a Single Company

No bank may hold shares, as a pledgee, mortgagee or absolute owner in any company other than a subsidiary, exceeding 30.0% of the paid up share capital of that company or 30.0% of its own paid up share capital and reserves, whichever is less.

Regulatory Reporting and Examination Procedures

The Reserve Bank of India is authorized under the Banking Regulation Act to inspect a bank. The Reserve Bank of India monitors prudential parameters at quarterly intervals. To this end and to enable off-site monitoring and surveillance by the Reserve Bank of India, banks are required to report to the Reserve Bank of India on aspects such as:

•	assets, liabilities and off-balance sheet exposures;

•	the risk weighting of these exposures, the capital base and the capital adequacy ratio;

•	the unaudited operating results for each quarter;

•	asset quality;

•	concentration of exposures;

•	connected and related lending and the profile of ownership, control and management; and

•	other prudential parameters.

The Reserve Bank of India also conducts periodic on-site inspections on matters relating to the bank’s portfolio, risk management systems, internal controls, credit allocation and regulatory compliance, at intervals ranging from one to three years. We are subject to the on-site inspection by the Reserve Bank of India at yearly intervals. The inspection report, along with the report on actions taken by us, has to be placed before our board of directors. On approval by our board of directors, we are required to submit the report on actions taken by us to the Reserve Bank of India. The Reserve Bank of India also discusses the report with our management team including the Managing Director and CEO.

The Reserve Bank of India also conducts on-site supervision of selected branches with respect to their general operations and foreign exchange related transactions.

Appointment and Remuneration of the Chairman, Managing Director and Other Directors

We are required to obtain prior approval of the Reserve Bank of India before we appoint our chairman, managing director and any other executive directors and fix their remuneration. The Reserve Bank of India is authorized to remove an appointee to the posts of chairman, managing director and other executive directors on the grounds of public interest, interest of depositors or to ensure our proper management. Further, the Reserve Bank of India may order meetings of our board of directors to discuss any matter in relation to us, appoint observers to such meetings and in general may make such changes to the management as it may deem necessary and may also order the convening of a general meeting of our shareholders to elect new directors. We cannot appoint as a director any person who is a director of another banking company. In July 2004, the Reserve Bank of India issued guidelines on ‘fit and proper’ criteria for directors of banks. Our directors must satisfy the requirements of these guidelines.

On July 2, 2010, the Reserve Bank of India issued, for comments and feedback, draft guidelines on the compensation of whole time directors/chief executive officers/risk takers and control function staff of private sector and local area banks and all foreign banks operating in India. The guidelines include principles for effective governance of compensation, alignment of compensation with risk taking and effective supervisory oversight and engagement by stakeholders.

Penalties

The Reserve Bank of India may impose penalties on banks and its employees in case of infringement of regulations under the Banking Regulation Act. The penalty may be a fixed amount or may be related to the amount involved in any contravention of the regulations. The penalty may also include imprisonment. A press release has been issued by the Reserve Bank of India giving details of the circumstances under which the penalty is imposed on the bank along with the communication on the imposition of the penalty in public domain. The banks are also required to disclose the penalty in their annual report. In April 2008, the Reserve Bank of India issued guidelines for banks engaging recovery agents. Under these guidelines, the Reserve Bank of India may ban banks from engaging recovery agents in a particular area, either jurisdictional or functional, for a limited period, in case of complaints received by the reserve bank regarding violation of the above guidelines and adoption of abusive practices followed by banks’ recovery agents. In case of persistent breach of above guidelines, the Reserve Bank of India may consider extending the period of ban or the area of ban. Similar supervisory action could be attracted when the High Courts or the Supreme Court pass strictures or impose penalties against any bank or its directors/officers/agents with regard to policy, practice and procedure related to the recovery process.

Assets to be Maintained in India

Every bank is required to ensure that its assets in India (including import-export bills drawn in India and the Reserve Bank of India approved securities, even if the bills and the securities are held outside India) are not less than 75.0% of its demand and time liabilities in India.

Restriction on Creation of Floating Charge

Prior approval of the Reserve Bank of India is required for creating floating charge on our undertaking or property. Currently, all of our borrowings, including bonds, are unsecured.

Maintenance of Records

We are required to maintain books, records and registers. The Banking Regulation Act specifically requires banks to maintain books and records in a particular manner and file the same with the Registrar of Companies on a periodic basis. The provisions for production of documents and availability of records for inspection by shareholders as stipulated under the Companies Act and the rules thereunder would apply to us as in the case of any company. The Know Your Customer Guidelines framed by the Reserve Bank of India also provide for certain records to be updated every five years. As per the Prevention of Money Laundering Act records of a transaction are to be preserved for 10 years from the date of the transaction between a customer and a bank.

Secrecy Obligations

Our obligations relating to maintaining secrecy arise out of common law principles governing its relationship with our customers. We cannot disclose any information to third parties except under clearly defined circumstances. The following are the exceptions to this general rule:

•	where disclosure is required to be made under any law;

•	where there is an obligation to disclose to the public;

•	where we need to disclose information in its interest; and

•	where disclosure is made with the express or implied consent of the customer.

We are also required to disclose information if ordered to do so by a court. The Reserve Bank of India may, in the public interest, publish the information obtained from the bank. Under the provisions of the Banker’s Books Evidence Act, a copy of any entry in a bankers’ book, such as ledgers, day books, cash books and account books certified by an officer of the bank may be treated as prima facie evidence of the transaction in any legal proceeding.

Regulations Governing Offshore Banking Units

The government and the Reserve Bank of India have permitted banks to set up Offshore Banking Units in Special Economic Zones, which are specially delineated duty free enclaves deemed to be foreign territory for the purpose of trade operations, duties and tariffs. We have an Offshore Banking Unit located in the Santacruz Electronic Exports Promotion Zone, Mumbai. The key regulations applicable to offshore bank units include, but are not limited to, the following:

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

The Special Economic Zone Act, 2005 permitted Offshore Banking Units to additionally undertake the following activities:

•	Lend outside India and take part in international syndications/consortiums on par with foreign offices.

•	Invest in foreign currency denominated debt of Indian units: and

•	Extend facilities to subsidiaries/units of Indian entities, located outside India.

Regulations Governing Use of Business Correspondents

For increasing the outreach of banking and ensuring greater financial inclusion, the Reserve Bank of India issued guidelines for engagement of Business Correspondents by banks for providing banking and financial services in January 2006. Business Correspondents are agents engaged by banks for providing banking services at locations other than a bank branch or ATM. Business Correspondents enable a bank to expand its outreach and offer limited range of banking services at low cost, as setting up a brick and mortar branch may not be viable in all areas. Banks are required to take full responsibility for the acts of omission and commission of the Business Correspondents that they engage and have to conduct due diligence for minimizing agency risks. When the BC model was introduced in January 2006, the entities permitted to act as Business Correspondents included individuals such as retired bank employees, retired teachers, individual owners of kirana/medical/fair price shops and certain other individuals. The non-individual entities included Non-Government Organizations or Micro Finance Institutions set up under Societies/Trust Acts, societies registered under Mutually Aided Cooperative Societies Acts or the Cooperative Societies Acts of States, Section 25 companies and post offices. The Reserve Bank of India clarified in April 2008 that banks can engage Section 25 companies as Business Correspondents provided the companies are stand-alone entities or Section 25 companies in which Non Banking Financial Companies, banks, telecom companies and other corporate entities or their holding companies do not have holdings in excess of 10%. On September 28, 2010 the Reserve Bank of India allowed banks to engage for-profit companies registered under the Indian Companies Act, 1956, excluding Non Banking Financial Companies, as business correspondents in addition to the individuals/entities permitted earlier.

Regulations and Guidelines of the Securities and Exchange Board of India

The Securities and Exchange Board of India was established to protect the interests of public investors in securities and to promote the development of, and to regulate, the Indian securities market. We and our subsidiaries and affiliates are subject to the Securities and Exchange Board of India regulations for public capital issuances, as well as underwriting, custodial, depositary participant, investment banking, brokering, asset management and debenture trusteeship activities. These regulations provide for its registration with the Securities and Exchange Board of India for each of these activities, functions and responsibilities. We and our subsidiaries are required to adhere to codes of conduct applicable for these activities.

Special Status of Banks in India

The special status of banks is recognized under various statutes including the Sick Industrial Companies Act, 1985, Recovery of Debts Due to Banks and Financial Institutions Act, 1993, and the Securitization Act. As a bank, we are entitled to certain benefits under various statutes including the following:

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

Taxation

In its budget for fiscal 2010, the government of India proposed two major reforms to Indian tax laws, namely the introduction of the Direct Taxes Code, proposed to be effective April 1, 2012, and to the Goods and Services Tax which is proposed to be effective from April 1, 2011. Under the Goods and Services Tax reforms, it has been proposed to introduce unified goods and services tax structure to expand the tax base, rationalize the input tax credit and harmonize the current multiple taxation laws in India. The goods and services tax would replace the indirect taxes on goods and services such as central excise duty, service tax, customs duty, central sales tax, surcharge and cess currently being collected by the central and state governments.

The Direct Taxes Code Bill has been tabled in the Parliament in August 2010, which is proposed to come in effect from April 2012, if enacted. It seeks to consolidate and amend laws relating to all direct taxes like income tax, dividend distribution tax, fringe benefit tax and wealth tax and facilitate voluntary compliance.

Income Tax Benefits

As a banking company, the Bank is entitled to certain tax benefits under the Indian Income-tax Act including the following:

•
We are allowed a deduction of up to 20% of the profits derived from the business of providing long-term finance (defined as loans and advances extended for a period of not less than five years) computed in the manner specified under the Indian Income Tax Act and carried to a Special Reserve account. The deduction is allowed subject to the aggregate of the amounts transferred to the Special Reserve Account for this purpose from time to time not exceeding twice our paid-up share capital and general reserves. The amount withdrawn from such a Special Reserve Account would be chargeable to income tax in the year of withdrawal, in accordance with the provisions of the Income-tax Act.

•
We are entitled to a tax deduction on the provisioning towards bad and doubtful debts equal to 7.5% of our total business income, computed before making any deductions permitted pursuant to Chapter VIA of the Indian Income-tax Act, and to the extent of 10.0% of the aggregate average advances made by our rural branches computed in the manner prescribed. We have the option of claiming a deduction in excess of the specified limits, for an amount not exceeding the income derived from redemption of securities in accordance with the scheme framed by the central government.

•
We are entitled to a tax deduction, for income from an offshore banking unit in a special economic zone, at the rate of 100.0% for a period of five consecutive years beginning with the year in which permission under Banking Regulation Act, 1949 is obtained, i.e., up to March 31, 2008 for Offshore Banking Unit in

Santacruz Electronics Export Processing Zone, Mumbai and 50.0% deduction for a period of five consecutive years thereafter in accordance with and subject to the conditions prescribed therein.

Subject to application for and receipt of certain approvals, we are eligible to issue tax saving bonds approved in accordance with and subject to the provisions of the Indian Income-tax Act and are also eligible to issue zero coupon bonds in accordance with the applicable guidelines.

For income tax purposes, our bonds are prescribed modes of investing and depositing surplus money by charitable and religious trusts subject to and in accordance with the provisions contained therein.

Regulations Governing Insurance Companies

ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company, our subsidiaries offering life insurance and non-life insurance respectively, are subject to the provisions of the Insurance Act, 1938 and the various regulations prescribed by the Insurance Regulatory and Development Authority. These regulations regulate and govern, among other things, registration as an insurance company, investment, solvency margin requirements, licensing of insurance agents, advertising, sale and distribution of insurance products and services and protection of policyholders’ interests. In May 2002, the Indian Parliament approved the Insurance (Amendment) Act 2002, which facilitates the appointment of corporate agents by insurance companies and prohibits intermediaries and brokers from operating as surrogate insurance agents. The Indian government, while presenting its budget for fiscal 2005, has proposed an increase in the limit on foreign equity participation in private sector insurance companies from 26.0% to 49.0%. However, this would require an amendment to the insurance laws and the foreign direct investment policy and has not yet been implemented. In fiscal 2007, the general insurance industry in India was de-tariffed whereby insurance premiums were freed from price controls, resulting in a significant reduction in premium rates and negative impact on growth in the general insurance sector. In July 2009, the Insurance Regulatory and Development Authority issued guidelines introducing a cap on charges levied on customers investing in equity linked life insurance policies. Further, in August 2009, Insurance Regulatory and Development Authority clarified that mortality and morbidity charges are not a part of the cap and removed any policy surrender charges from the fifth policy year onwards for unit- linked products. In September 2009, the Insurance Regulatory and Development Authority issued guidelines restricting the transfer of agency/corporate agency from one insurer to another. In September 2009, the Committee on Investor Awareness and Protection, constituted by the government of India for developing minimum common standards for financial advisers and financial education, submitted its draft report for public comments. The recommendations include that agent commissions on insurance products be paid directly by the customer and not by the insurer and setting up of an organization to promote financial literacy and evolve a common standard for financial advisers.

In July 2009, the Insurance Regulatory and Development Authority introduced a cap on charges of unit-linked insurance products. The difference between gross and net yields were capped at 300 basis points for products with a tenor of less than 10 years and 225 basis points for products with a tenor more than 10 years. The fund management charges within these charges were capped at 150 basis points and 125 basis products with tenors of less than 10 years and more than 10 years respectively. The life insurance industry will also have to incorporate specific changes in its product offering as mandated by the Insurance Regulatory Development Authority, with effect from September 1, 2010. The changes specified by the Insurance Regulatory and Development Authority include a cap on surrender charges, an increase in the minimum premium paying term and minimum guaranteed returns on pension products. The minimum guaranteed return of 4.5% on pension products is applicable up to year-end fiscal 2011. From fiscal 2012 the guaranteed return will be 50 basis points above the average reverse repo rate subject to a maximum of 6% and a minimum of 3%. See also “Risk Factors –– Risks Relating to Our Business –– The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”.

Regulations Governing Mutual Funds

ICICI Prudential Asset Management Company, our asset management subsidiary, is subject to provisions of the Securities and Exchange Board of India (Mutual Fund) Regulations 1996, as amended from time to time. These regulations regulate and govern, among other things, registration as a mutual fund, restrictions on business activities of an asset management company, process for launching of mutual fund schemes, investment objectives and valuation policies and pricing. In June 2009, the Securities and Exchange Board of India issued guidelines stating that mutual funds could not charge any entry load to investors investing in mutual fund schemes. In August 2009, the Securities and Exchange Board of India issued guidelines directing mutual funds to ensure parity of exit loads charged across various unit holder groups.

In February 2010, the Securities and Exchange Board of India introduced guidelines for the valuation of money market and debt securities with a view to ensuring that the value of money market and debt securities in the portfolio of mutual fund schemes reflect the current market scenario. The valuation guidelines are effective from August 1, 2010.

Regulations Governing International Operations

Our international operations are governed by regulations in the countries in which we have a presence.

Overseas Banking Subsidiaries

Our wholly-owned subsidiary in the United Kingdom, ICICI Bank UK PLC is authorized and regulated by the FSA, which granted its application under Part IV of the Financial Services and Markets Act, 2000. The UK subsidiary has established a branch in Antwerp, Belgium under the European Union Passporting arrangements and also opened a branch in Frankfurt, Germany. The UK subsidiary implemented the Basel II capital adequacy framework for calculating minimum capital requirements effective January 1, 2008.

Our wholly owned subsidiary in Canada, ICICI Bank Canada (a Schedule II Bank in Canada), is regulated by the Office of the Superintendent of Financial Institutions, which provided it with an order to commence and carry on business, on November 25, 2003. ICICI Bank Canada’s wholly owned subsidiary, ICICI Wealth Management Inc., is regulated by Ontario Securities Commission, which licensed it as a Limited Market Dealer, on March 2, 2007. The Canadian subsidiary adopted the capital adequacy framework (Basel II) as required by the Office of the Superintendent of Financial Institutions effective January 1, 2008.

Our wholly-owned subsidiary in Russia, ICICI Bank Eurasia LLC, is regulated by the Central Bank of the Russian Federation. The capital requirements prescribed by the Central Bank of Russia, which are based on Basel I, are applicable for ICICI Bank Eurasia LLC.

Offshore Branches

The Foreign Exchange Management (Borrowing or Lending in Foreign Exchange) Regulations, 2000, as amended, and rules issued thereunder, permit a branch located outside India of a bank incorporated or constituted in India to borrow in foreign currency in the normal course of its banking business outside India subject to the directions or guidelines issued by the Reserve Bank of India from time to time, and the Regulatory Authority of the country where the branch is located.

In Singapore, we have an offshore branch regulated by the Monetary Authority of Singapore. The Singapore branch is allowed to accept foreign currency deposits from Singapore non-bank-residents whose initial deposit is not less than US$ 100,000. The Singapore branch is currently engaged in corporate and institutional banking, private banking and treasury-related activities. On March 22, 2010, the Monetary Authority of Singapore granted the Singapore branch Qualified Full Banking Privileges. In Bahrain, we have an offshore branch, regulated by the Central Bank of Bahrain. The Bahrain branch is permitted to transact banking business with approved financial institutions within Bahrain, individuals or institutions outside Bahrain. It is also permitted to offer banking services to non-resident Indians in Bahrain. Our branch in Hong Kong is regulated by the Hong Kong Monetary Authority and is permitted to undertake banking business in that jurisdiction with certain restrictions. Our branch in Sri Lanka is regulated by the Central Bank of Sri Lanka. Our branch in the Dubai International Financial Center (DIFC) is regulated by the DIFC Financial Services Authority and is licensed to engage in the arrangement of credit or investment and to provide advice on financial products and services. In addition we also have an Offshore Banking Unit located in the Santacruz Electronic Exports Promotion Zone, Mumbai. The Qatar Financial Center Regulatory Authority regulates our branch in Qatar. Our branch in New York is regulated by the State of New York Banking Department, the Federal Reserve Board and the Office of the Comptroller of the Currency.

Representative Offices

Our representative office in Dubai and Abu Dhabi in the United Arab Emirates is regulated by the Central Bank of the United Arab Emirates. Our representative office in Shanghai, China is regulated by the China Banking Regulatory Commission. The representative office in Bangladesh is regulated by the Bangladesh Bank. Our representative office in South Africa is regulated by the South African Reserve Bank. Our representative office in Malaysia is regulated by Bank Negara Malaysia. Our representative office in Indonesia is regulated by Bank Indonesia. Bank of Thailand regulates our representative office in Thailand.

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

The Foreign Exchange Management Act, 1999 regulates transactions involving foreign exchange and provides that certain transactions cannot be carried out without the general or special permission of the Reserve Bank of India. The Foreign Exchange Management Act, 1999 has substantially eased the restrictions on current account transactions (with a few exceptions). However, the Reserve Bank of India continues to exercise control over capital account transactions (i.e., those which alter the assets or liabilities, including contingent liabilities, of persons). The Reserve Bank of India has issued regulations under the Foreign Exchange Management Act, 1999 to regulate the various kinds of capital account transactions, including certain aspects of the purchase and issuance of shares of Indian companies. The Reserve Bank of India has also permitted authorized dealers to freely allow remittances by individuals up to US$ 200,000 per financial year for any permissible current or capital account transactions or a combination of both, under the Liberalized Remittance Scheme.

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

The Reserve Bank of India has permitted Indian companies to retain abroad for any period, the funds raised through an issue of ADSs (except funds rose under a sponsored issue of ADSs), in order to meet their future foreign exchange requirement. Further, pending repatriation or utilization, the Indian company may invest the foreign currency funds raised in:

•
deposits or certificates of deposit or other products offered by banks who have been rated by Standard and Poor’s Ratings Service/Fitch, IBCA or by Moody’s Investors Service; and such rating not being less than the applicable rating stipulated by the Reserve Bank of India from time to time for the purpose.

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

RESTRICTION ON FOREIGN OWNERSHIP OF INDIAN SECURITIES

India strictly regulates ownership of Indian companies by foreigners. Foreign investment in Indian securities, including the equity shares represented by the ADSs, is generally regulated by the Foreign Exchange Management Act, 1999, which permits transactions involving the inflow or outflow of foreign exchange and authorizes the Reserve Bank of India to prohibit or regulate such transactions.

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

Under the foreign investment rules, the following are the restrictions on foreign ownership applicable to us:

•
Foreign investors may own up to 74.0% of our equity share capital subject to conformity with guidelines issued by the Reserve Bank of India from time to time. This limit is under the automatic route and does not require specific approval of the Foreign Investment Promotion Board. It includes investments by way of foreign direct investment, ADSs, Global Depositary Receipts and investment under the Portfolio Investment Scheme by foreign institutional investors and also non-resident Indians, and also includes shares acquired by subscription to private placements and public offerings and acquisition of shares from existing shareholders. At least 26% of the paid up equity capital would have to be held by residents. The Reserve Bank of India released its roadmap for foreign banks in India. The roadmap was divided into two phases. During the first phase, between March 2005 and March 2009, foreign banks were allowed to acquire a controlling stake in a phased manner only in private sector banks that are identified by the Reserve Bank of India for restructuring. The second phase was scheduled to commence in April 2009 after a review of the experience gained and after due consultation with all the stakeholders in the banking sector. For new and existing foreign banks, it was proposed to go beyond the existing commitment to the World Trade Organization of allowing an increase of 12 branches per year. A more liberal policy was to be followed for under-banked areas. However, in April 2009, in view of the deterioration in the global financial markets, the Reserve Bank of India decided to put on hold the second phase until greater clarity emerged on recovery as well as the reformed global regulatory and supervisory architecture. In the annual policy review for fiscal 2011, the Reserve Bank of India indicated that a draft discussion paper on the mode of presence of foreign banks would be released during fiscal 2011. The Reserve Bank of India has indicated that the current policy and procedures governing the presence of foreign banks in India will continue until such time.

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

•
Under the portfolio investment scheme, foreign institutional investors, subject to registration with the Securities and Exchange Board of India, may hold in aggregate up to 24.0% of our paid-up equity capital, and 24.0% of the total paid-up value of each series of convertible debentures, within the aggregate 74.0% limit mentioned above, and this limit may be raised to 49% subject to the approval of the board and the general body of the company passing a special resolution to that effect provided that no single foreign institutional investor may own more than 10.0% of our total paid-up equity capital or 10% of the paid up value of each series of convertible debentures, on behalf of itself or its sub-accounts. Our shareholders have given their approval to raise this limit to 49%. The shareholding of an individual non-resident Indian is restricted to 5.0% of our total paid-up equity capital or paid up value of each series of debentures. The aggregate paid-up value of the shares in a company purchased by all non-resident Indians in the aggregate is to be limited to 10.0% of the paid-up capital of the company or paid up value of each series of debentures and this limit may be raised to 24.0% by a special resolution at a general meeting of the shareholders of the company. Foreign institutional investors registered with the Securities and Exchange Board of India shall restrict the allocation of their total investment between equities and debt in the Indian capital market in a 70:30 ratio.

•
A person residing outside India (other than a non-resident Indian and overseas corporate bodies) may transfer by way of sale or gift the shares or convertible debentures to any person residing outside India (including a non-resident Indian), subject to, the transferee is required to obtain prior permission of Secretarial for Industrial Assistance/Foreign Investment Promotion Board to acquire the shares if he has previous venture or tie-up in India through investment/technical collaboration/trade mark agreement in the same field in which the Indian company, whose shares are being transferred, is engaged. This restriction is, however, not applicable to the transfer of shares to international financial institutions such as The Asian Development Bank, International Financial Corporation, Commonwealth Development Corporation, Deutsche Entwicklungs Gescelschaft and transfer of shares to an Indian company engaged in information technology sector.

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

Pursuant to a circular dated November 29, 2001, the Reserve Bank of India notified that, as of that date, overseas corporate bodies are not permitted to invest under the portfolio investment scheme, although they may continue to hold investments that have already been made under the portfolio investment scheme until such time as these investments are sold on the stock exchange. Overseas corporate bodies have been derecognized as a class of investor entity in India with effect from September 16, 2003. However, requests from such entities which are incorporated and not under the adverse notice of the Reserve Bank of India or the Securities and Exchange Board of India, will be considered for under fresh investments under the foreign direct investment scheme of the Reserve Bank of India with prior approval of the government of India or the Reserve Bank of India, as applicable.

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

We obtained the approval of the Foreign Investment Promotion Board for our ADS offering in March 2000 and our sponsored ADS offering in March 2005 which were foreign direct investments. The investments through the portfolio investment scheme in the secondary market in India by foreign institutional investors, non-resident Indians and overseas corporate bodies and investments through the foreign direct investment scheme are distinct schemes that are available concurrently. As of August 13, 2010 foreign investors owned approximately 68.6% of our equity in total, of which 29.0% was through the ADS program.

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

In February 2009, the government of India issued guidelines for the calculation of total foreign investment, both direct and indirect, in Indian companies. Pursuant to this guideline, the foreign shareholding in an Indian company which is not majority owned and controlled by Indian shareholders will be taken into account in computing the foreign shareholding in investee companies of such Indian company (other than investee companies in the insurance sector, for which there are separate specific regulations). Since foreign ownership up to 74% is permitted in Indian private sector banks, such as us, this would impact investments made by Indian private sector banks, including us, and their subsidiaries, in other companies. This would also require an assessment as to whether any of the Indian shareholders are to be included for purposes of adherence to the foreign ownership limit of 74%. This does not however impact our investments in our insurance subsidiaries. We have sought clarification from the Department of Industrial Policy and Promotion on the status of our and our subsidiaries under these guidelines and are currently awaiting a response.

DIVIDENDS

Under Indian law, a company pays dividends upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. The shareholders have the right to decrease but not increase the dividend amount recommended by the board of directors. Dividends may be paid out of the company’s profits for the fiscal year in which the dividend is declared or out of undistributed profits of prior fiscal years. Dividends can also be paid by a company in the interim, termed “interim dividend” which does not require the approval of the shareholders unless it is combined with the final dividend being recommended by the board of directors. The Reserve Bank of India has stipulated that banks may declare and pay interim dividend out of the profits from the relevant accounting period, without prior approval of the Reserve Bank of India if they satisfy the minimum prudential requirements and subject to the prudential cap on dividend payout ratio prescribed in the guidelines issued in this regard by the Reserve Bank of India. See also “Supervision and Regulation — Reserve Bank of India Regulations — Restrictions on Payment of Dividends”.

Pursuant to circular number NSDL/SG/005/2000 issued by National Securities Depository Limited in February 2000, equity shares issued by us are pari passu in all respects including dividend entitlement.

ICICI Bank has paid dividends consistently every year from fiscal 1996, the second year of our operations. For fiscal 2006, we paid a dividend, excluding dividend tax, of Rs. 8.50 per equity share aggregating to Rs. 7.6 billion, which we paid out in July 2006. For fiscal 2007, we paid dividend, excluding dividend tax, of Rs. 10.00 per equity share aggregating to Rs. 9.0 billion, which we paid in July 2007. For fiscal 2008, we paid a dividend, excluding dividend tax, of Rs. 11.00 per equity share aggregating to Rs. 12.2 billion which we paid in July 2008. For fiscal 2009, we paid a dividend, excluding dividend tax, of Rs. 11.00 per equity share aggregating to Rs. 12.3 billion which we paid in July 2009. For fiscal 2010, we paid a dividend, excluding dividend tax, of Rs. 12.00 per equity share aggregating to Rs. 13.4 billion which we paid in June 2010.

The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends paid out on the equity shares during the fiscal year by ICICI Bank, each exclusive of dividend tax. This may be different from the dividend declared for the year.

	Dividend per equity share	Total amount of dividends paid
		(Rs. in millions)
Dividend paid during the fiscal year
2006	8.50	6,292
2007	8.50	7,583
2008	10.00	9,030
2009	11.00	12,245
2010	11.00	12,247

Dividend income is tax-exempt in the hands of shareholders. However, we are required to pay a tax at the rate of  16.609% (including surcharge and cess) on distributed profits.

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

TAXATION

Indian Tax

The following discussion of material Indian tax consequences to investors in ADSs and equity shares who are not resident in India, whether of Indian origin or not (each a “non-resident”), is based on the provisions of the Indian Income-tax Act, 1961 (the “Income-tax Act”), including the special tax regime for ADSs contained in Section 115AC, which has been extended to cover additional ADSs that an investor may acquire in an amalgamation or restructuring of the company, and certain regulations implementing the Section 115AC regime. The Income-tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences described herein may be amended or modified by future amendments to the Income-tax Act.

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

Residence

For the purposes of the Income-tax Act, an individual is a resident of India during any fiscal year, if he (i) is in India in that year for 182 days or more or (ii) having been in India for a period or periods aggregating 365 days or more during the four years preceding that fiscal year, is in India for a period or periods aggregating 60 days or more in that fiscal year. The period of 60 days is replaced with 182 days in the case of an Indian citizen or person of Indian origin who, being resident outside India, comes on a visit to India during the fiscal year or an Indian citizen who leaves India for the purposes of his employment or as a member of the crew of an Indian ship, during the fiscal year. A company is resident in India in any fiscal year if it is registered in India or the control and management of its affairs are situated wholly in India in that year. A firm or other association of persons is resident in India except where the control and the management of its affairs are situated wholly outside India.

Taxation of Distributions

Dividends paid are not subject to any Indian withholding or other tax. However, we are required to pay tax at the rate of 16.609% (including applicable surcharge and education cess) on the dividends distributed by us. As per the provisions of Section 115-O(1A) of the Income-tax Act, dividends received by us on which our direct Indian subsidiary company has paid dividend distribution tax will be deducted from the dividends distributed by us for the purpose of determining dividend distribution tax from April 1, 2008 onwards, subject to prescribed conditions being fulfilled. The dividend so paid is not taxable under Section 115AC in the hands of the ADS holders.

Taxation on Redemption of ADSs

The acquisition of equity shares upon redemption of ADSs by a non-resident investor will not give rise to a taxable event for Indian tax purposes.

Taxation on Sale of ADSs or Equity Shares

Any transfer of ADSs outside India by a non-resident investor to another non-resident investor will not give rise to Indian capital gains tax in the hands of the transferor.

Subject to any relief under any relevant double taxation treaty, gain arising from the sale of an equity share will generally give rise to a liability for Indian income tax in the hands of the transferor. Such tax is required to be withheld at source. Such gains would either be taxable as capital gains or business income, depending upon the nature of holding. Where the equity share has been held for more than 12 months (measured from the date of advice of redemption of the ADS by the Depositary as specified below), the resulting long-term capital gains would be exempt from tax if the shares are traded on a recognized stock exchange and securities transaction tax (“STT”), described below, is paid on such sale. Where the equity share has been held for 12 months or less, the resulting short-term capital gains in the case of non-residents individuals would be taxable for fiscal 2010 at a tax rate of 15.45% (including education cess and secondary and higher education cess). This rate of tax is applicable provided the gains are treated as capital gains and provided the shares are sold on the recognized Indian stock exchanges and are subject to STT. In other cases, the rate of tax applicable under the provisions of the Income-tax Act varies, subject to a maximum of 42.23% (including applicable surcharges and education cess and secondary and higher education cess) for fiscal 2010. The actual rate depends on a number of factors, including without limitation the nature of the non-resident investor.

The above rate may be reduced under the provisions of the double taxation treaty entered into by the government of India with the country of residence of the non-resident investors. The double taxation treaty between the United States and India does not provide US residents with any relief from Indian tax on capital gains.

As per the Finance Act 2006, a sale of equity shares entered into on a recognized stock exchange in India settled by actual delivery or transfer will be subject to STT at the rate of 0.125%, on the value of the transaction, payable by both the seller and buyer.

For purposes of determining the amount of capital gains arising on a sale of an equity share for Indian tax purposes, the cost of acquisition of an equity share received upon redemption of an ADS will be the price of the share prevailing on the Bombay Stock Exchange or the National Stock Exchange on the date on which the Depositary advises the custodian of such redemption, not the acquisition cost of the ADS being redeemed. The holding period of an equity share received upon redemption of an ADS will commence on the date of advice of redemption by the Depositary.

Finance (No. 2) Act, 2009 has introduced new Section 206AA effective from April 01, 2010 wherein it has been clarified that all resident and non-resident customers are required to submit a valid Permanent Account Number to the deductor. In the absence of a Permanent Account Number tax shall be deducted at the highest of (a)  the rate specified in the relevant provisions of the Act; (b) the rate or rate in force; or (c) 20% (plus applicable surcharge and cess).

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

Stamp Duty

Upon the issuance of the equity shares underlying the ADSs, we are required to pay a stamp duty of 0.1% of the issue price per share if the aggregate value of shares being issued does not exceed Rs. 1,000,000, and 0.2 % of the issue price per share if the aggregate value of shares being issued exceeds Rs. 1,000,000. A transfer of ADSs is not subject to stamp duty under Indian law. Generally, upon the receipt of equity shares in physical form from the depositary in exchange for ADSs representing such equity shares, a non-resident investor is liable for stamp duty under Indian law applicable on re-issuance in physical form, which is the same as stamp duty payable on the original issuance in physical form. Similarly, a sale of equity shares in physical form by a non-resident investor is also subject to stamp duty at the rate of 0.01 % of the market value of the equity shares on the trade date, or the consideration value, whichever is higher, for the document relating to the sale of shares. In addition, a stamp duty of 0.75% of the market value of the equity shares on the trade date is levied upon the transfer certificate. Customarily such tax is borne by the transferee, that is, the purchaser. However, our equity shares are compulsorily delivered in non-physical form except for trades up to 500 shares only, which may be delivered in physical form. Under stamp laws in India, no stamp duty is payable on the acquisition or transfer of equity shares in non-physical form. Except for the stamp duty payable on a transfer certificate, the rates of stamp duty provided above are the rates applicable when the document is stamped in the state of Maharashtra. The transfer certificate is stamped as per the rate prescribed under the Indian Stamp Act, 1899.

Other Taxes

At present, there are no taxes on wealth, gifts or inheritance which apply to the ADSs or underlying equity shares.

Service Tax

Brokerage fees paid to stockbrokers in connection with the sale or purchase of shares which are listed on any recognized stock exchange in India are subject to a service tax at a rate of 10.3% (including applicable education cess). The stockbroker is responsible for collecting the service tax and paying it to the relevant authority.

The Indian government is proposing to introduce a dual Goods and Service Tax, which is proposed to be effective from April 1, 2011, if enacted. The bill outlining the scope and method of taxation of financial services under the proposed Goods and Service Taxes regime is yet to be finalized. However, it is expected that services will be taxed at a rate of 16%.

Direct Tax Code

The Direct Tax Code Bill (the “Bill”) was tabled in the Parliament in August 2010, and would come into effect in April 2012, if enacted. The following discussion describes salient provisions of the Bill.

Tax Residency in India

The benefit of substituting the period of 60 days stay in India by a period of 182 days stay in India in a financial year in the case of an Indian citizen or person of Indian origin who, being resident outside India, comes on a visit to India is proposed to be deleted. Accordingly, such person will be treated as resident if (a) his stay in India during the fiscal year is 182 days or more or (b) his stay in India is 365 days or more within the four years preceding the fiscal year and is for a period or periods aggregating 60 days or more in the fiscal year.

A foreign company will be treated as tax resident in India if its place of effective management is in India. A company’s place of effective management is where the Board of Directors makes decisions or executive directors or officers perform functions or make commercial decisions that are routinely approved by the Board. A firm or other association of persons is resident in India except where the control and management of its affairs are situated wholly outside India.

Taxation of Distributions

Dividends paid by Indian companies will be subject to a dividend distribution tax at the rate of 15%. Dividends, received from a direct Indian subsidiary company, that has paid the dividend distribution tax will be deducted from dividends paid that are subject to the dividend distribution tax. Dividends are not taxable under the Direct Tax Code in the hands of the dividend recipient.

Capital Gains Tax

Capital gains tax is proposed to be applicable at a maximum marginal rate of 30% pursuant to the First Schedule to the Bill. Further, in the case of capital gain arising from the sale of equity shares or units of an equity-oriented fund that is subject to STT, a 100% deduction shall be allowed for assets held for more than one year and a 50% deduction for assets held for one year or less. For equity shares, held for more than one year that are not subject to STT, capital gains are computed after indexation for inflation. The Bill proposes to change the base year for the purposes of capital gains indexation computation from 1981 to 2000.

Tax Residency Certificate

The Bill provides that a person shall not be entitled to relief under a double taxation avoidance agreement between the Government and another country or specified territory unless a certificate of his being a resident in the other country or specified territory is obtained by him from the tax authority of that country or specified territory.

United States Tax

The following is a description of the material US federal income tax consequences to the US Holders described below of owning and disposing of ADSs or equity shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold the ADSs or equity shares. This discussion applies only to a US Holder that holds ADSs or equity shares as capital assets for tax purposes.

A “US Holder” is a holder who, for US federal income tax purposes, is a beneficial owner of ADSs or equity shares and is:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, organized under the laws of the United States or of any political subdivision of the United States; or

•	an estate or trust the income of which is includable in gross income for US federal income tax purposes regardless of its source.

In general, a US Holder who owns ADSs will be treated as the owner of the underlying shares represented by those ADSs for US federal income tax purposes.  Accordingly, no gain or loss will be recognized if a US Holder exchanges ADSs for the underlying shares represented by those ADSs.

Please note that this discussion does not discuss all of the tax consequences that may be relevant in light of your particular circumstances, including alternative minimum tax consequences and tax consequences applicable to US Holders subject to special rules, such as:

•	insurance companies;

•	tax-exempt entities;

•	dealers and certain traders in securities;

•	certain financial institutions;

•
persons who own the ADSs or equity shares as part of an integrated investment (including a straddle or conversion transaction) comprised of the ADS or equity shares, and one or more other positions for US federal income tax purposes;

•	persons whose functional currency is not the US dollar;

•	persons who acquired the ADSs or equity shares pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons who own, actually or constructively, 10.0% or more of ICICI Bank’s voting stock; or

•	partnerships or other entities classified as partnerships for US federal income tax purposes.

If an entity that is classified as a partnership for US federal income tax purposes holds ADSs or equity shares, the US federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ADSs or equity shares and partners in such partnerships should consult their tax advisers as to the particular US federal income tax consequences of holding and disposing of the ADSs or equity shares.

This discussion is based on the tax laws of the United States including the Internal Revenue Code of 1986, as amended, (referred to as the “Code”), Treasury Regulations, proposed Treasury Regulations, Revenue Rulings and judicial decisions, all as of the date hereof. These laws may change, possibly with retroactive effect.

This discussion is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. Furthermore, the US Treasury has expressed concern that parties to whom depositary shares are released before shares are delivered to the depositary (“pre-release”), or intermediaries in the chain of ownership between investors and the issuer of the security underlying the depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by US Holders of depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate US Holders. Accordingly, the creditability of Indian taxes and the availability of the reduced tax rate for dividends received by certain non-corporate US Holders, each described below, could be affected by actions taken by such parties or intermediaries.

Please consult your tax adviser with regard to the application of United States federal income tax laws to the ADSs or equity shares in your particular circumstances, including the passive foreign investment company (“PFIC”) rules described below, as well as any tax consequences arising under the laws of any state, local or other taxing jurisdiction.

This discussion assumes that ICICI Bank is not, and will not become, a passive foreign investment company (as discussed below).

Taxation of Dividends

Distributions you receive on the ADSs or equity shares, other than certain pro rata distributions of equity shares or rights to acquire equity shares to all holders of equity shares (including holders of ADSs), will generally constitute foreign-source dividend income for United States federal income tax purposes. The amount of the dividend you will be required to include in income will be based on the United States dollar value of the rupee, calculated by reference to the exchange rate in effect on the date the payment is received by the depositary (in the case of ADSs) or by you (in the case of equity shares) regardless of whether the payment is converted into United States dollars on the date of receipt. If the dividend is converted into US dollars on the date of receipt, you should  not be required to recognize foreign currency gain or loss in respect of the dividend income.  You may have foreign currency gain or loss if the dividend is converted into US dollars after the date of receipt. If you realize gain or loss on a sale or other disposition of rupees, it will constitute United States-source ordinary income or loss. The amount of the dividend will not be eligible for the dividends-received deduction generally available to US corporations under the Code. Subject to applicable limitations and the discussion above regarding concerns expressed by the US Treasury, if you are a non-corporate US Holder, dividends paid to you in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15.0%. If you are a non-corporate US Holder, you should consult your own tax adviser to determine whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

Taxation of Capital Gains

You will recognize capital gain or loss for United States federal income tax purposes on the sale or exchange of ADSs or equity shares in the same manner as you would on the sale or exchange of any other shares held as capital assets. The gain or loss will generally be United States-source income or loss. You should consult your own tax adviser about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

Under certain circumstances as described under “Taxation — Indian Tax — Taxation on Sale of ADSs or Equity Shares,” you may be subject to Indian tax upon the disposition of equity shares. You should consult your own tax adviser with respect to your ability to credit this Indian tax against your US federal income tax liability.

Passive Foreign Investment Company Rules

In general, a foreign corporation is a PFIC for any taxable year in which (i) 75.0% or more of its gross income consists of passive income (such as dividends, interest, rents, royalties and capital gains) or (ii) 50.0% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. There are certain exceptions for active business income, including exceptions for certain income earned by active foreign banks and insurance companies. Based upon certain proposed Treasury regulations, which are proposed to be effective for taxable years beginning after December 31, 1994, we do not believe we were a PFIC for our taxable year that ended March 31, 2010. Since there can be no assurance that the proposed regulations will be finalized in their current form, the manner of the application of the proposed regulations is not entirely clear, and the composition of our income and assets will vary over time, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we were a PFIC for any taxable year during which you held ADSs or equity shares, you may be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of ADSs or equity shares by you would be allocated ratably over your holding period for such ADSs or equity shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amounts. Further, to the extent that any distribution received by you on your ADSs or equity shares exceeds 125% of the average of the annual distributions on such ADSs or equity shares received during the preceding three years or your holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

If we were a PFIC for any year during which you held ADSs or equity shares, we generally would continue to be treated as a PFIC with respect to you for all succeeding years during which you held ADSs or equity shares, even if we ceased to meet the threshold requirements for PFIC status.

Alternatively, if we were a PFIC and if the ADSs or equity shares were “regularly traded” on a “qualified exchange,” you could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The ADSs or equity shares would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ADSs or equity shares, as the case may be, were traded on a qualified exchange on at least 15 days during each calendar quarter. The New York Stock Exchange, on which the ADSs are listed, is a qualified exchange for this purpose. A foreign exchange is a “qualified exchange” if it is regulated by a governmental authority in the jurisdiction in which the exchange is located and with respect to which certain other requirements are met.

If you make the mark-to-market election (assuming the election is available), you generally will recognize as ordinary income any excess of the fair market value of the ADSs or equity shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs or equity shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If you make the election, your tax basis in the ADSs or equity shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ADSs or equity shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

In addition, if we were a PFIC or, with respect to you, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the 15% dividend rate with respect to dividends paid to certain non-corporate US Holders, described above under “—Taxation of Dividends,” would not apply.

If you own ADSs or equity shares during any year in which we are a PFIC, you generally must file an annual report with respect to us, generally with your federal income tax return for that year.

You should consult you own tax adviser regarding whether we are or were a PFIC and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain US-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are an exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to you will be allowed as a credit against your US federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

PRESENTATION OF FINANCIAL INFORMATION

Pursuant to the issuance and listing of our securities in the United States under registration statements filed with the United States Securities Exchange Commission, we file annual reports on Form 20-F which must include financial statements prepared under generally accepted accounting principles in the United States (US GAAP) or financial statements prepared according to a comprehensive body of accounting principles with a reconciliation of net income and stockholders’ equity to US GAAP. When we first listed our securities in the United States, Indian GAAP was not considered a comprehensive body of accounting principles under the United States securities laws and regulations. Accordingly, our annual reports on Form 20-F for fiscal years 2000 through 2005 have included US GAAP financial statements. However, pursuant to a significant expansion of Indian accounting standards, Indian GAAP constitutes a comprehensive body of accounting principles. Accordingly, from fiscal 2006 onwards we have included in the annual report consolidated financial statements prepared according to Indian GAAP, which varies in certain respects from US GAAP. For a reconciliation of net income and stockholders’ equity to US GAAP, a description of significant differences between Indian GAAP and US GAAP and certain additional information required under US GAAP, see notes 22 and 23 to our consolidated financial statements herein. For selected financial data in accordance with US GAAP see “Selected Financial Data in accordance with US GAAP”.

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

The consolidated financial statements for fiscal  2006 were audited by S.R. Batliboi & Co., Chartered Accountants, and for fiscal 2007, 2008, 2009 and 2010 by B S R & Co. Chartered Accountants, under auditing standards issued by the Institute of Chartered Accountants of India. The consolidated financial statements for fiscal 2007, 2008, 2009 and 2010 have also been audited by KPMG, an independent registered public accounting firm in India, in accordance with the standards of the United States Public Company Accounting Oversight Board. Our financial statements as per Indian GAAP along with the reconciliation of net profit and stockholders’ equity to US GAAP, including the notes to these financial statements, audited by KPMG are set forth at the end of this annual report.

Under US GAAP, the consolidation of ICICI’s majority ownership interest in two insurance companies, ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited, because of substantive participative rights retained by the minority shareholders, is accounted for by the equity method. Under Indian GAAP these insurance subsidiaries are fully consolidated.

Under Indian GAAP, we have not consolidated certain entities (primarily 3i Infotech Limited) in which control is intended to be temporary. However under US GAAP, these entities have been consolidated in accordance with FASB ASC Subtopic 810-10 “Consolidation — Overall” which requires consolidation of such entities.

Although we have translated in this annual report certain rupee amounts into dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated earlier in this annual report, or at all. Except in the section on “Market Price Information”, all translations from rupees to US dollars are based on exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at June 30, 2010. The Federal Reserve Bank of New York certifies this rate for customs purposes in a weekly version of the H.10 release. The exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at June 30, 2010 was Rs. 44.95 per US$ 1.00.

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

Recent Amendments to Memorandum and Articles of Association

The last amendment as effected to the Memorandum and Articles of Association was by a special resolution passed by our shareholders at our annual general meeting held on July 21, 2007, pursuant to which, Article 56(d) of the Articles of Association was amended. Post this amendment, this Article requires a shareholder to obtain prior approval of the Reserve Bank of India before raising his/her/our holding of our equity shares to a level of 5.0% or more of the total paid-up capital of ICICI Bank, or such other percentage as may be prescribed by the Reserve Bank of India from time to time, whereas prior to this amendment, this provision required the Reserve Bank of India’s approval before a shareholder raised his/her/our stake above 5.0% of total issued capital.

Also, pursuant to a resolution passed by shareholders on June 8, 2007, section 5 of our Memorandum of Association was amended so that the authorized share capital of ICICI Bank was altered to Rs. 17,750,000,000 divided into 1,275,000,000 shares of Rs. 10 each, 15,000,000 shares of Rs. 100 each and 350 shares of Rs. 10 million each. The amended Memorandum and Articles of Association are attached as exhibits to this annual report.

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

EXHIBIT INDEX

Exhibit No.	Description of Document

1.1	ICICI Bank Memorandum of Association, as amended (incorporated by reference to ICICI Bank’s Annual Report on Form 20-F for fiscal 2008 filed on September 29, 2008).

1.2	ICICI Bank Articles of Association, as amended (incorporated by reference to ICICI Bank’s Annual Report on Form 20-F for fiscal 2008 filed on September 29, 2008).

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

2.3	ICICI Bank’s Specimen Certificate for Equity Shares (incorporated herein by reference to ICICI Bank’s Registration Statement on Form F-1 (File No. 333-30132)).

4.1	ICICI Bank’s Employee Stock Option Plan, as amended (incorporated by reference to ICICI Bank’s Annual Report on Form 20-F for fiscal 2004 filed on September 29, 2004).

8.1	List of Subsidiaries (included under “Business — Subsidiaries and Joint Ventures” herein).

11.1	Code of Business Conduct and Ethics, as amended (incorporated by reference to ICICI Bank’s Annual Report on Form 20-F for fiscal 2008 filed on September 29, 2008).

12.1	Certification of the Managing Director and Chief Executive Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of the Executive Director and Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act.

13	Certification of periodic financial report pursuant to 18 USC. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.

15	Basel II – Pillar 3 Disclosures (Consolidated).

Exh-1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on our behalf.

For ICICI BANK LIMITED

By:		/s/ N.S. Kannan
	Name:	Mr. N.S. Kannan
	Title:	Executive Director and Chief Financial Officer

Place: Mumbai
Date: September 27, 2010

ICICI Bank Limited and subsidiaries

Consolidated Financial Statements
For the year ended March 31, 2009
and March 31, 2010 together
with Auditors’ Report

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
ICICI Bank Limited

We have audited the accompanying consolidated balance sheets of ICICI Bank Limited and subsidiaries (the “Company”) as of March 31, 2010 and 2009, and the related consolidated profit and loss accounts and consolidated cash flow statements for each of the years in the three-year period ended March 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2010, in conformity with generally accepted accounting principles in India.

Accounting principles generally accepted in India vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 22 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission , and our report dated July 26, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG
Mumbai, India
July 26, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
ICICI Bank Limited

We have audited ICICI Bank Limited and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of March 31, 2010 and 2009, and the related consolidated profit and loss accounts and consolidated cash flow statements for each of the years in the three-year period ended March 31, 2010, and our report dated July 26, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG
Mumbai, India
July 26, 2010

ICICI Bank Limited and subsidiaries

Consolidated balance sheets
(Rs. in thousands)
		At
	Schedule	March 31, 2009	March 31, 2010

CAPITAL AND LIABILITIES

Capital	1	11,132,898	11,148,892
Reserves and surplus	2	456,642,444	501,816,108
Minority interest	2A	9,105,054	12,704,046
Deposits	3	2,618,557,532	2,415,722,960
Borrowings	4	1,160,663,538	1,156,983,219
Liabilities on policies in force		310,535,993	539,654,286
Other liabilities and provisions	5	260,272,215	255,443,442

TOTAL CAPITAL AND LIABILITIES		4,826,909,674	4,893,472,953

ASSETS

Cash and balances with Reserve Bank of India	6	178,754,485	278,502,787
Balances with banks and money at call and short notice	7	171,859,371	192,938,426
Investments	8	1,481,070,029	1,863,197,840
Advances	9	2,661,304,659	2,257,781,280
Fixed assets	10	44,974,589	38,622,924
Other assets	11	288,946,541	262,429,696

TOTAL ASSETS		4,826,909,674	4,893,472,953

Contingent liabilities	12	8,677,884,034	8,205,199,348
Bills for collection		60,026,585	67,188,608
Significant accounting policies and notes to accounts	18 & 19

The schedules referred to above form integral part of the Balance Sheet.

ICICI Bank Limited and subsidiaries

Consolidated profit and loss accounts
                                                                                                                             (Rs. in thousands)
			Year ended

		Schedule	March 31, 2008	March 31, 2009	March 31, 2010

I.	INCOME
	Interest earned	13	340,949,565	362,507,064	301,537,078
	Other income	14	259,581,255	279,023,743	294,460,648

TOTAL INCOME			600,530,820	641,530,807	595,997,726

II.	EXPENDITURE
	Interest expended	15	257,669,754	264,872,527	207,291,861
	Operating expenses	16	270,434,081	281,857,874	277,332,381
	Provisions and contingencies	17	41,274,341	61,006,187	62,939,335

TOTAL EXPENDITURE			569,378,176	607,736,588	547,563,577

III.	PROFIT/LOSS
	Net profit for the year		31,152,644	33,794,219	48,434,149
	Less: Minority interest		(2,829,656)	(1,975,285)	1,731,204
	Net profit/(loss) after minority interest		33,982,300	35,769,504	46,702,945
	Profit/(loss) brought forward		(73,672)	5,496,834	5,371,720

TOTAL PROFIT/(LOSS)			33,908,628	41,266,338	52,074,665

IV.	APPROPRIATIONS/TRANSFERS
	Transfer to Statutory Reserve		10,400,000	9,400,000	10,070,000
	Transfer to Reserve Fund		3,138	4,221	2,170
	Transfer to Capital Reserve		1,270,000	8,180,000	4,440,000
	Transfer to Investment Reserve Account		--	--	1,160,000
	Transfer to General Reserve		--	--	10,369
	Transfer to Special Reserve		1,892,500	2,870,000	3,330,000
	Transfer to Revenue and other reserves		491,080	1,105,116	511,464
	Dividend (including corporate dividend tax) for the previous year paid during the year		43,900	5,811	929
	Proposed equity share dividend		12,239,618	12,245,771	13,378,604
	Proposed preference share dividend		35	35	35
	Corporate dividend tax		2,071,523	2,083,664	2,284,688
	Balance carried over to Balance Sheet		5,496,834	5,371,720	16,886,406

TOTAL			33,908,628	41,266,338	52,074,665

	Significant accounting policies and notes to accounts	18 & 19
	Earnings per share (Refer Note 19.1)
	Basic (Rs)		32.19	32.13	41.93
	Diluted (Rs)		32.00	32.07	41.72
	Face value per share (Rs)		10.00	10.00	10.00
The schedules referred to above form integral part of the Profit and Loss Accounts.

ICICI Bank Limited and subsidiaries

Consolidated cash flow statements

 (Rs. in thousands)
PARTICULARS	Year ended
	March 31, 2008	March 31, 2009	March 31, 2010

Cash flow from operating activities

Net profit before taxes	45,079,134	51,658,808	64,055,237

Adjustments for:
Depreciation and amortization	8,721,642	10,034,785	9,085,111
Net (appreciation)/depreciation on investments	14,493,875	17,990,288	4,526,200
Provision in respect of non-performing assets (including prudential provision on standard assets)	27,723,909	39,115,672	44,745,424
Provision for contingencies & others	1,723,502	(303,901)	513,461
(Profit)/loss on sale of fixed assets	(613,379)	(14,611)	(821,610)

	97,128,683	118,481,041	122,103,823

Adjustments for:
(Increase)/decrease in investments	(132,276,092)	(4,416,202)	(216,921,819)
(Increase)/decrease in advances	(423,725,121)	(185,733,697)	358,364,395
Increase/(decrease) in borrowings	100,659,704	41,331,233	(3,820,938)
Increase/(decrease) in deposits	270,566,682	(151,274,780)	(202,834,572)
(Increase)/decrease in other assets	(40,067,589)	(39,234,654)	28,724,367
Increase/(decrease) in other liabilities and provisions	173,249,913	16,998,654	229,307,649

	(51,592,503)	(322,329,446)	192,819,082

(Payment)/refund of taxes (net)	(23,865,900)	(18,405,479)	(19,414,369)

Net cash flow from operating activities (A)	21,670,280	(222,253,884)	295,508,536

Cash flow from investing activities
Purchase of fixed assets	(13,779,728)	(13,071,158)	(6,654,131)
Proceeds from sale of fixed assets	1,100,906	897,114	3,374,730
(Purchase)/sale of held to maturity securities	(278,393,897)	90,016,170	(152,852,224)
Acquisition of business by a subsidiaries (net of cash acquired)	-	(140,002)	--

Net cash generated from investing activities (B)	(291,072,719)	77,702,124	(156,131,625)

Cash flow from financing activities
Proceeds from issue of share capital (including ESOPs) net of issue expense	197,945,383	522,062	1,175,994
Net proceeds/(repayment) of bonds (including subordinated debt)	138,335,874	44,144,641	(1,247,434)
Dividend and dividend tax paid	(11,124,591)	(14,229,374)	(14,348,954)

Net cash generated from financing activities (C)	325,156,666	30,437,329	(14,420,394)

Effect of exchange fluctuation on translation reserve (D)	(1,721,319)	11,441,514	(4,129,160)

Net cash and cash equivalent received from the Sangli Bank Ltd. on amalgamation (E)	2,362,563	--	--

ICICI Bank Limited and subsidiaries

Consolidated cash flow statements (Continued)
(Rs. in thousands)
PARTICULARS	Year ended
	March 31, 2008	March 31, 2009	March 31, 2010

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D) + (E)	56,395,471	(102,672,917)	120,827,357

Cash and cash equivalents as at April 1	396,891,302	453,286,773	350,613,856
Cash and cash equivalents as at March 31	453,286,773	350,613,856	471,441,213
Significant accounting policies and notes to accounts (refer Schedule 18 & 19).
The schedules referred to above form an integral part of the balance sheet.

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets

SCHEDULE 1 - CAPITAL
(Rs. in thousands)
	At
	March 31, 2009	March 31, 2010

Authorized capital
1,275,000,000 equity shares of Rs. 10 each [March 31, 2009: 1,275,000,000 equity shares of Rs. 10 each]	12,750,000	12,750,000
15,000,000 shares of Rs. 100 each [March 31, 2009: 15,000,000 shares of Rs. 100 each]1	1,500,000	1,500,000
350 preference shares of Rs. 10 million each [March 31, 2009: 350 preference shares of Rs. 10 million each]2	3,500,000	3,500,000

Equity share capital Issued, subscribed and paid-up capital
1,113,250,642 equity shares of Rs. 10 each (March 31, 2009: 1,112,687,495 equity shares)	11,126,875	11,132,506
Add: 1,594,672 equity shares of Rs. 10 each fully paid up (March 31, 2009: 563,147 equity shares) issued pursuant to exercise of employee stock options	5,631	15,947

	11,132,506	11,148,453

Less: Calls unpaid	378	331
Add: 111,603 equity shares forfeited (March 31, 2009: 111,603 equity shares)	770	770

TOTAL CAPITAL	11,132,898	11,148,892
1.
These shares will be of such class and with rights, privileges, conditions or restrictions as may be determined by the Bank in accordance with the Articles of Association of the Bank and subject to the legislative provisions in force for the time being in that behalf.

2.	Pursuant to RBI circular no. DBOD.BP.BC No.81/21.01.002/2009-10, the issued and paid–up preference shares are grouped under Schedule 4-“Borrowings”.

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 2 - RESERVES AND SURPLUS

                                                                                                (Rs. in thousands)
		At
		March 31, 2009	March 31, 2010

I.	Statutory reserve
	Opening balance (other than joint ventures)	39,393,807	48,793,807
	Additions during the year	9,400,000	10,070,000
	Deductions during the year	..	..

	Closing balance	48,793,807	58,863,807

II.	Special reserve
	Opening balance (other than joint ventures)	21,631,700	24,501,700
	Additions during the year	2,870,000	3,330,000
	Deductions during the year	..	..

	Closing balance	24,501,700	27,831,700

III.	Securities premium
	Opening balance (other than joint ventures)	312,650,019	313,165,969
	Additions during the year1	526,450	635,937
	Deductions during the year	10,500	..

	Closing balance	313,165,969	313,801,906

IV.	Investment reserve account
	Opening balance	..	..
	Additions during the year	..	1,160,000
	Deductions during the year	..	..

	Closing balance	..	1,160,000

V.	Unrealized investment reserve
	Opening balance (other than joint ventures	979,264	(3,498,090)
	Additions during the year	--	3,082,983
	Deductions during the year	4,477,354	106,362

	Closing balance	(3,498,090)	(521,469)

VI.	Capital reserve
	Opening balance (other than joint ventures)	8,263,769	16,456,602
	Additions during the year	8,192,833	4,588,195
	Deductions during the year	..	169,440

	Closing balance2	16,456,602	20,875,357

VII.	Foreign currency translation reserve
	Opening balance	(2,238,079)	9,254,640
	Additions during the year	11,853,406	3,438,235
	Deductions during the year	360,687	7,599,891

	Closing balance	9,254,640	5,092,984

		At
		March 31, 2009	March 31, 2010

VIII.	Reserve fund
	Opening balance (other than joint ventures)	4,528	8,749
	Additions during the year3	4,221	2,170
	Deductions during the year	..	..

	Closing balance	8,749	10,919

IX.	Revenue and other reserves
	Opening balance - joint ventures	(2,687)	(2,687)
	Opening balance - others	49,916,322	42,590,034
	Additions during the year - joint ventures	..	..
	Additions during the year - others	1,105,116	15,227,151
	Deductions during the year - joint ventures	..	..
	Deductions during the year - others	8,431,404	..

	Closing balance4,5	42,587,347	57,814,498

X.	Balance in profit and loss account - others	5,374,569	16,889,517

XI.	Balance in profit and loss account - joint ventures	(2,849)	(3,111)

	TOTAL RESERVES AND SURPLUS	456,642,444	501,816,108
1.	Includes Rs. 568.3 million (March 31, 2009: Rs. 184.1 million) on exercise of employee stock options.
2.	Includes capital reserve on consolidation amounting to Rs. 82.2 million (March 31, 2009: Rs. 103.4 million).
3.	Represents appropriation of 5% of net profit by the Bank’s Sri Lanka branch to meet the requirements of Section 20 of Sri Lankan Banking Act No 30 of 1988.
4.
Includes unrealized profit/(loss), net of tax, of Rs. (4,313.8) million (March 31, 2009: Rs. (12,358.2) million) pertaining to the investments in the ‘available for sale’ category of  ICICI Bank UK PLC.

5.	Includes restricted reserve of Rs. 11,333.6 million (March 31, 2009: Rs. 5,582.9 million) relating to life insurance subsidiary.

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 2A - MINORITY INTEREST
                                                                                                            (Rs. in thousands)
	At
	March 31, 2009	March 31, 2010

Opening minority interest	7,311,906	9,105,054
Subsequent increase/(decrease)	1,793,148	3,598,992

CLOSING MINORITY INTEREST	9,105,054	12,704,046

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 3 - DEPOSITS
                                                                                                            (Rs. in thousands)
	At
	March 31, 2009	March 31, 2010

A. I. Demand deposits
i) From banks	7,455,983	14,856,747
ii) From others	215,177,801	300,667,768
II. Savings bank deposits	515,147,064	622,221,663
III. Term deposits
i) From banks	158,017,816	88,149,385
ii) From others	1,722,758,868	1,389,827,397

TOTAL DEPOSITS	2,618,557,532	2,415,722,960

B. I. Deposits of branches in India	2,070,226,567	1,911,271,065
II. Deposits of branches/subsidiaries outside India	548,330,965	504,451,895

TOTAL DEPOSITS	2,618,557,532	2,415,722,960

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 4 - BORROWINGS

                                                                                                                      (Rs. in thousands)
	At
	March 31, 2009	March 31, 2010

I. Borrowings In India
i) Reserve Bank of India	..	..
ii) Other banks	64,286,849	60,072,566
iii) Other institutions and agencies
a) Government of India	1,075,400	687,491
b) Financial institutions/others	65,568,161	73,843,875
iv) Borrowings in the form of
a) Deposits	26,693,558	35,459,265
b) Commercial paper	15,810,034	16,976,284
c) Bonds and debentures (excluding subordinated debt)
- Debentures and bonds guaranteed by the Government of India	11,755,000	8,355,000
- Borrowings under private placement of bonds carrying maturity of 1 to 30 years from the date of placement	19,036,267	19,087,142
Bonds issued under multiple option/safety bonds series
- Regular interest bonds	3,278,880	2,924,220
- Deep discount bonds	4,332,005	2,517,822
- Tax saving bonds	16,033,862	8,713,170
- Pension bonds	61,805	59,370
v) Application money–bonds 1	..	25,000,000
vi) Capital instruments
Innovative Perpetual Debt Instruments (IPDI) (qualifying as Tier l capital)	13,010,000	13,010,000
Hybrid debt capital instruments issued as bonds/debentures (qualifying as upper Tier II capital)	63,702,000	97,502,000
Redeemable Non-Cumulative Preference Shares (RNCPS) (Redeemable Non-Cumulative Preference Shares of Rs. 10 million each issued to preference share holders of erstwhile ICICI Limited on amalgamation redeemable at par on April 20, 2018)	3,500,000	3,500,000
Unsecured redeemable debentures/bonds (subordinated debt included in Tier II capital)	119,695,582	145,090,481

TOTAL BORROWINGS IN INDIA	427,839,403	512,798,686

II. Borrowings outside India
i) From multilateral/bilateral credit agencies guaranteed by the Government of India for the equivalent of Rs. 17,252.7 million (March 31, 2009: Rs. 20,523.1 million)	22,862,196	18,525,159
ii) From international banks, institutions and consortiums	327,853,864	272,340,188
iii) By way of bonds and notes	304,667,180	285,560,180
vi) Capital instruments
Innovative Perpetual Debt Instruments (IPDI) (qualifying as Tier l capital)	17,158,574	15,199,979
Hybrid debt capital instruments issued as bonds/debentures (qualifying as upper Tier II capital)	45,648,000	40,410,000
Unsecured redeemable debentures/bonds (subordinated debt included in Tier II capital)	14,030,789	11,817,445
v) Other borrowings	603,532	331,582

TOTAL BORROWINGS OUTSIDE INDIA	732,824,135	644,184,533

TOTAL BORROWINGS	1,160,663,538	1,156,983,219
1.	Application money received towards subordinated bonds.
2.	Secured borrowings in I above are Rs. 17,811.2 million (March 31, 2009: Rs. 16,738.5 million) and in II above are Nil.

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS
                                                                                                           (Rs. in thousands)
			At
			March 31, 2009	March 31, 2010

I.	Bills payable		18,677,244	27,687,572
II.	Inter-office adjustments (net)		4,213,049	244,147
III.	Interest accrued		30,210,937	31,306,292
IV.	Others
	a)	Security deposits from clients	9,505,352	5,946,157
	b)	Sundry creditors	96,735,844	87,895,240
	c)	Received for disbursements under special program	1,644,645	1,663,273
	d)	Provision for standard assets	16,623,875	16,415,504
	e)	Other liabilities 1	82,661,269	84,285,257

	TOTAL OTHER LIABILITIES AND PROVISIONS		260,272,215	255,443,442
1.	Includes:
a)	Proposed dividend of Rs. 13,378.6 million (March 31, 2009: Rs. 12,245.8 million).
b)	Corporate dividend tax payable of Rs. 1,757.0 million (March 31, 2009: Rs. 1,626.4 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA

 (Rs. in thousands)
	At
	March 31, 2009	March 31, 2010

I. Cash in hand (including foreign currency notes)	31,942,676	36,425,017
II. Balances with Reserve Bank of India in current accounts	146,811,809	242,077,770

TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA	178,754,485	278,502,787

SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE

(Rs. in thousands)
	At
	March 31, 2009	March 31, 2010
I. In India
i) Balances with banks
a) in current accounts	7,166,610	9,778,514
b) in other deposit accounts	38,577,751	40,075,977
ii) Money at call and short notice
a) with banks	--	70,000
b) with other institutions	--	--

TOTAL	45,744,361	49,924,491

II. Outside India
i) in current accounts	25,596,245	21,985,978
ii) in other deposit accounts	24,076,284	40,391,512
iii) Money at call and short notice	76,442,481	80,636,445

TOTAL	126,115,010	143,013,935

TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE	171,859,371	192,938,426

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 8 - INVESTMENTS

  (Rs. in thousands)
	At
	March 31, 2009	March 31, 2010

I. Investments in India (net of provisions)
i) Government securities	682,931,198	732,093,813
ii) Other approved securities	93,405	45,009
iii) Shares (includes equity and preference shares) 1	29,708,664	42,426,779
iv) Debentures and bonds	52,956,402	75,752,082
v) Assets held to cover linked liabilities of life insurance business	286,139,525	514,692,566
vi) Others (commercial paper, mutual fund units, pass through certificates, security receipts, certificate of deposits etc.)	216,658,105	337,886,043

TOTAL INVESTMENTS IN INDIA	1,268,487,299	1,702,896,292

II. Investments outside India (net of provisions)
i) Government securities	4,525,830	38,707,855
ii) Others	208,056,900	121,593,693

TOTAL INVESTMENTS OUTSIDE INDIA	212,582,730	160,301,548

TOTAL INVESTMENTS	1,481,070,029	1,863,197,840

III. Investments in India
Gross value of investments2	1,290,031,307	1,718,296,361
Less: Aggregate of provision/depreciation/(appreciation)	21,544,008	15,400,069

Net Investments	1,268,487,299	1,702,896,292

IV. Investments outside India
Gross value of investments	234,903,006	164,916,920
Less: Aggregate of provision/depreciation/(appreciation)	22,320,276	4,615,372

Net Investments	212,582,730	160,301,548

TOTAL INVESTMENTS	1,481,070,029	1,863,197,840
1.	Includes acquisition cost of investment in associates of Rs. 524.5 million (March 31, 2009: Rs. 459.2 million).
2.	Includes appreciation of Rs. 93,112.5 million (net of depreciation, March 31, 2009: Rs. 36,369.6 million) on investments held to cover linked liabilities of life insurance business.

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 9 - ADVANCES (net of provisions)

 (Rs. in thousands)
	At
	March 31, 2009	March 31, 2010

A. i) Bills purchased and discounted	40,915,231	47,219,427
ii) Cash credits, overdrafts and loans repayable on demand	350,610,312	260,401,668
iii) Term loans	2,167,574,693	1,842,337,233
iv) Securitization, finance lease and hire purchase receivables	102,204,423	107,822,952

TOTAL ADVANCES	2,661,304,659	2,257,781,280

B. i) Secured by tangible assets [includes advances against book debt]	2,009,647,889	1,612,468,494
ii) Covered by bank/government guarantees	14,815,009	21,202,426
iii) Unsecured	636,841,761	624,110,360

TOTAL ADVANCES	2,661,304,659	2,257,781,280

C. I. Advances in India
i) Priority sector	620,515,976	539,773,871
ii) Public sector	3,494,486	3,201,088
iii) Banks	252,580	41,790
iv) Others	1,112,523,081	916,388,589

TOTAL ADVANCES IN INDIA	1,736,786,123	1,459,405,338

II. Advances outside India
i) Due from banks	16,618,624	13,649,907
ii) Due from others
a) Bills purchased and discounted	14,069,137	17,747,632
b) Commercial loans	419,791,632	349,421,101
c) Others	474,039,143	417,557,302

TOTAL ADVANCES OUTSIDE INDIA	924,518,536	798,375,942

TOTAL ADVANCES	2,661,304,659	2,257,781,280

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 10 - FIXED ASSETS

 (Rs. in thousands)
		At
		March 31, 2009	March 31, 2010

I.	Premises
	At cost at March 31 of preceding year	27,235,332	29,563,202
	Additions during the year	2,874,560	1,369,012
	Deductions during the year	(546,690)	(2,251,021)
	Depreciation to date	(5,485,251)	(6,472,554)

	Net block1	24,077,951	22,208,639

II.	Other fixed assets (including furniture and fixtures)
	At cost at March 31 of preceding year	33,851,617	38,138,907
	Additions during the year	5,496,137	2,297,683
	Deductions during the year	(1,208,847)	(4,204,505)
	Depreciation to date	(21,865,286)	(23,351,752)

	Net block	16,273,621	12,880,333

III.	Assets given on Lease
	At cost at March 31 of preceding year	18,289,072	17,961,174
	Additions during the year	--	--
	Deductions during the year	(327,898)	(200,674)
	Depreciation to date, accumulated lease adjustment and provisions	(13,338,157)	(14,226,548)

	Net block	4,623,017	3,533,952

TOTAL FIXED ASSETS		44,974,589	38,622,924
1.	Includes assets of Rs. 446.1 million (March 31, 2009: Nil) which are in the process of being sold.

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 11 – OTHER ASSETS
                                                                                                            (Rs. in thousands)
		At
		March 31, 2009	March 31, 2010

I.	Inter-office adjustments (net)	--	--
II.	Interest accrued	48,793,731	41,402,059
III.	Tax paid in advance/tax deducted at source (net)	39,668,134	39,651,493
IV.	Stationery and stamps	928	641
V.	Non-banking assets acquired in satisfaction of claims1	3,089,212	743,464
VI.	Others
	a) Advance for capital assets	9,037,902	11,907,171
	b) Outstanding fees and other income	7,864,971	6,412,162
	c) Deposits	27,197,130	19,863,374
	d) Deferred tax asset (Net)	25,184,000	24,842,072
	e) Others2	128,110,533	117,607,260

TOTAL OTHER ASSETS		288,946,541	262,429,696
1.	Includes certain non-banking assets acquired in satisfaction of claims, which are in the process of being transferred in the Bank's name.
2.
Includes goodwill on consolidation amounting to Rs. 1,514.4 million (March 31, 2009: Rs. 1,573.1 million) and goodwill on purchase of assets by way of merger amounting to Rs. 41.5 million (March 31, 2009: Rs. 119.8 million).

SCHEDULE 12 - CONTINGENT LIABILITIES

 (Rs. in thousands)
		At
		March 31, 2009	March 31, 2010

I.	Claims against the Bank not acknowledged as debts	33,911,116	35,364,093
II.	Liability for partly paid investments	128,126	128,126
III.	Liability on account of outstanding forward exchange contracts	2,520,288,201	1,753,368,882
IV.	Guarantees given on behalf of constituents
	a) In India	453,001,349	489,303,787
	b) Outside India	129,161,843	129,981,831
V.	Acceptances, endorsements and other obligations	307,424,746	321,795,858
VI.	Currency swaps	551,306,568	506,938,754
VII.	Interest rate swaps, currency options and interest rate futures	4,555,533,888	4,846,442,184
VIII.	Other items for which the Bank is contingently liable	127,128,197	121,875,833

TOTAL CONTINGENT LIABILITES		8,677,884,034	8,205,199,348

ICICI Bank Limited and subsidiaries

Schedules forming part of the profit and loss accounts

SCHEDULE 13 - INTEREST EARNED

(Rs. in thousands)
		Year ended
		March 31, 2008	March 31, 2009	March 31, 2010

I.	Interest/discount on advances/bills	240,683,557	251,907,185	203,626,416
II.	Income on investments1	89,045,428	93,690,339	78,164,417
III.	Interest on balances with Reserve Bank of India and other inter-bank funds	8,747,745	7,685,387	7,111,651
IV.	Others 2,3	2,472,835	9,224,153	12,634,594

TOTAL INTEREST EARNED		340,949,565	362,507,064	301,537,078

1.	Includes amortization of premium on Government securities of Rs. 8,121.5 million (March 31, 2009: Rs. 7,253.4 million).
2.	Includes interest amounting to Rs. 1,241.8 million (March 31, 2009: Rs. 3,357.9 million) on income tax refunds.
3.	Includes interest and amortization of premium on non-trading interest rate swaps and foreign currency swaps.

SCHEDULE 14 - OTHER INCOME

 (Rs. in thousands)
		Year ended
		March 31, 2008	March 31, 2009	March 31, 2010

I.	Commission, exchange and brokerage	67,673,441	65,747,868	60,039,038
II.	Profit/(loss) on sale of investments (net)	34,042,178	24,318,015	10,359,185
III.	Profit/(loss) on revaluation of investments (net)	(4,787,585)	(4,431,761)	3,923,447
IV.	Profit/(loss) on sale of land, buildings and other assets (net)1	613,379	14,611	821,610
V.	Profit/(loss) on foreign exchange transactions (net)	1,279,786	1,964,929	11,911,507
VI.	Premium and other operating income from insurance business	159,919,822	183,582,426	204,757,832
VII.	Miscellaneous income (including lease income)	840,234	7,827,655	2,648,029

	TOTAL OTHER INCOME	259,581,255	279,023,743	294,460,648
1.	Includes profit/(loss) on sale of assets given on lease.

ICICI Bank Limited and subsidiaries

Schedules forming part of the profit and loss accounts (Continued)

SCHEDULE 15 - INTEREST EXPENDED

(Rs. in thousands)
		Year ended
		March 31, 2008	March 31, 2009	March 31, 2010

I.	Interest on deposits	187,220,141	182,506,979	135,093,359
II.	Interest on Reserve Bank of India/inter-bank borrowings1	23,140,065	26,564,628	18,644,064
III.	Others (including interest on borrowings of erstwhile ICICI Limited)	47,309,548	55,800,920	53,554,438

TOTAL INTEREST EXPENDED		257,669,754	264,872,527	207,291,861
1.	Includes interest paid on inter-bank deposits.

SCHEDULE 16 - OPERATING EXPENSES
(Rs. in thousands)
		Year ended
		March 31, 2008	March 31, 2009	March 31, 2010

I.	Payments to and provisions for employees	39,697,995	39,043,015	36,784,297
II.	Rent, taxes and lighting	8,979,980	10,766,322	10,168,540
III.	Printing and stationery	2,881,776	2,103,465	1,609,042
IV.	Advertisement and publicity	6,152,109	3,311,278	4,421,935
V.	Depreciation	4,973,453	5,965,761	6,212,233
VI.	Depreciation (including lease equalization) on leased assets	1,820,689	2,101,070	1,416,505
VII.	Directors' fees, allowances and expenses	20,591	22,897	27,868
VIII.	Auditors' fees and expenses	99,909	136,872	148,042
IX.	Law charges	1,071,497	1,425,366	1,396,354
X.	Postages, telegrams, telephones, etc.	5,162,326	4,567,895	3,575,692
XI.	Repairs and maintenance	6,287,699	6,831,997	6,685,665
XII.	Insurance	2,060,956	2,115,359	1,885,845
XIII.	Direct marketing agency expenses	15,749,675	6,121,823	2,413,170
XIV.	Claims and benefits paid pertaining to insurance business	13,002,948	18,094,559	20,643,054
XV.	Other expenses pertaining to insurance business	129,790,331	147,404,509	158,516,684
XVI.	Other expenditure	32,682,147	31,845,686	21,427,455

TOTAL OPERATING EXPENSES		270,434,081	281,857,874	277,332,381

ICICI Bank Limited and subsidiaries

Schedules forming part of the profit and loss accounts (Continued)

SCHEDULE 17 - PROVISIONS AND CONTINGENCIES

(Rs. in thousands)
	Year ended
	March 31, 2008	March 31, 2009	March 31, 2010
I. Income tax
- Current period tax	19,628,199	21,388,517	19,701,898
- Deferred tax adjustment	(9,341,410)	(6,188,453)	(2,349,787)
- Fringe Benefit Tax	780,041	659,192	(30,289)
II. Wealth tax	30,004	30,048	30,470
Total Taxes	11,096,834	15,889,304	17,352,292
III. Provision for investments (net)	730,096	6,305,112	328,158
IV. Provision for advances (net)1	27,723,909	39,115,672	44,745,424
V. Others	1,723,502	(303,901)	513,461

TOTAL PROVISIONS AND CONTINGENCIES	41,274,341	61,006,187	62,939,335
1.	Includes provision on standard assets, non-performing advances, non-performing leased assets and others.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Accounts

SCHEDULE 18

Significant accounting policies

Overview

ICICI Bank Limited (the Bank) together with its subsidiaries, joint ventures and associates (collectively, the Group) is a diversified financial services group providing a wide range of banking and financial services including commercial banking, retail banking, project and corporate finance, working capital finance, insurance, venture capital and private equity, investment banking, broking and treasury products and services.

The Bank was incorporated in Vadodara, India and is a publicly held banking company governed by the Banking Regulation Act, 1949.

Principles of consolidation

The consolidated financial statements include the financials of ICICI Bank, its subsidiaries, associates and joint ventures.

The Bank consolidates entities in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. Entities where the Bank holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence are accounted for under the equity method of accounting and the pro-rata share of their income/(loss) is included in the consolidated profit and loss account. Assets, liabilities, income and expenditure of jointly controlled entities are consolidated using the proportionate consolidation method. Under this method, the Bank’s share of each of the assets, liabilities, income and expenses of the jointly controlled entity is reported in separate line items in the consolidated financial statements. The Bank does not consolidate entities where control is intended to be temporary. All significant inter-company accounts and transactions are eliminated on consolidation.

Basis of preparation

The accounting and reporting policies of the Group used in the preparation of the consolidated financial statements conform to Generally Accepted Accounting Principles in India (Indian GAAP), the guidelines issued by the Reserve Bank of India (RBI), Securities and Exchange Board of India (SEBI), Insurance Regulatory and Development Authority (IRDA), National Housing Bank (NHB), the Accounting Standards (AS) issued by the Institute of Chartered Accountants of India (ICAI) and notified by the Companies (Accounting Standards) Rules, 2006 from time to time, as applicable to relevant companies and practices generally prevalent within the banking industry in India. In the case of the foreign subsidiaries, Generally Accepted Accounting Principles as applicable to the foreign subsidiaries are followed.

The Group follows the accrual method of accounting except where otherwise stated. In case the accounting policies followed by a subsidiary or joint venture are different from those followed by the Bank, the same have been disclosed separately.

The preparation of consolidated financial statements requires management to make estimates and assumptions considered in the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported income and expenses during the reporting period. The management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. Actual results could differ from these estimates.

The consolidated financial statements include the results of the following entities in addition to ICICI Bank.

Sr. no.	Name of the entity4,5,6	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
1	ICICI Bank UK PLC	United Kingdom	Subsidiary	Banking	100.00%
2	ICICI Bank Canada	Canada	Subsidiary	Banking	100.00%
3	ICICI Bank Eurasia Limited Liability Company	Russia	Subsidiary	Banking	100.00%
4	ICICI Securities Limited	India	Subsidiary	Securities broking & merchant banking	100.00%
5	ICICI Securities Holdings Inc.	USA	Subsidiary	Holding company	100.00%
6	ICICI Securities Inc.	USA	Subsidiary	Securities broking	100.00%
7	ICICI Securities Primary Dealership Limited	India	Subsidiary	Securities investment, trading and underwriting	100.00%
8	ICICI Venture Funds Management Company Limited	India	Subsidiary	Private equity/venture capital fund management	100.00%
9	ICICI Home Finance Company Limited	India	Subsidiary	Housing finance	100.00%
10	ICICI Trusteeship Services Limited	India	Subsidiary	Trusteeship services	100.00%
11	ICICI Investment Management Company Limited	India	Subsidiary	Asset management	100.00%
12	ICICI International Limited	Mauritius	Subsidiary	Asset management	100.00%
13	ICICI Prudential Pension Funds Management Company Limited	India	Subsidiary	Pension fund management	100.00%
14	ICICI Eco-net Internet and Technology Fund	India	Consolidated as per AS 21	Venture capital fund	92.12%
15	ICICI Equity Fund	India	Consolidated as per AS 21	Unregistered venture capital fund	100.00%
16	ICICI Emerging Sectors Fund	India	Consolidated as per AS 21	Venture capital fund	99.31%
17	ICICI Strategic Investments Fund	India	Consolidated as per AS 21	Unregistered venture capital fund	100.00%
18	ICICI Kinfra Limited	India	Consolidated as per AS 21	Infrastructure development consultancy	76.00%
19	ICICI West Bengal Infrastructure Development Corporation Limited	India	Consolidated as per AS 21	Infrastructure development consultancy	75.99%
20	Loyalty Solutions & Research Limited	India	Consolidated as per AS 21	Customer relationship management, data mining and analytics and marketing services	82.74%
21	ICICI Venture Value Fund	India	Consolidated as per AS 21	Unregistered venture capital fund	54.35%
22	I-Ven Biotech Limited	India	Consolidated as per AS 21	Investment in research and development of biotechnology	100.00%

Sr. no.	Name of the entity4,5,6	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
23	ICICI Prudential Life Insurance Company Limited1	India	Jointly controlled entity	Life insurance	73.89%
24	ICICI Lombard General Insurance Company Limited1	India	Jointly controlled entity	General insurance	73.72%
25	ICICI Prudential Asset Management Company Limited1	India	Jointly controlled entity	Asset management company for ICICI Prudential Mutual Fund	51.00%
26	ICICI Prudential Trust Limited1	India	Jointly controlled entity	Trustee company for ICICI Prudential Mutual Fund	50.80%
27	TCW/ICICI Investment Partners LLC2	Mauritius	Jointly controlled entity	Asset management	50.00%
28	Rainbow Fund3	India	Associate	Unregistered venture capital fund	23.91%
29	Financial Information Network and Operations Limited3	India	Associate	Support Service for financial inclusion	28.28%
30	I-Process Services (India) Private Limited3	India	Associate	Services related to back end operations	19.00%
31	I-Solutions Providers (India) Private Limited3	India	Associate	Services related to sales and promotion activities	19.00%
32	NIIT Institute of Finance Banking and Insurance Training Limited3	India	Associate	Education and training in banking and finance	19.00%
33	Prize Petroleum Company Limited3	India	Associate	Oil exploration and production	35.00%
34	ICICI Merchant Services Private Limited3	India	Associate	Merchant Servicing	19.00%

The financial statements of Comm Trade Services Limited and 3i infotech Limited have not been consolidated under AS 21/AS 23, since the investments in these companies are temporary in nature.

1.
The financial statements of these jointly controlled entities have been consolidated as per AS 21 on ‘consolidated financial statements’ consequent to the limited revision to AS 27 on ‘financial reporting of interests in joint ventures’.

2.	The entity has been consolidated as per the proportionate consolidation method as prescribed by AS 27 on ‘financial reporting of interests in joint ventures’.
3.	These entities have been accounted as per the equity method as prescribed by AS 23 on ‘accounting for investments in associates in consolidated financial statements’.
4.
During the quarter ended June 30, 2009, Crossdomain Solutions Private Limited and Contests2win.com India Private Limited ceased to be associates and accordingly, these entities have not been accounted as per the equity method as prescribed by AS 23.

5.	During the quarter ended September 30, 2009, Transafe Services Limited ceased to be a consolidating entity and accordingly, has not been consolidated.
6.	ICICI Wealth Management Inc. has been dissolved with effect from December 31, 2009 and therefore, it has not been consolidated from the quarter ended December 31, 2009.

SIGNIFICANT ACCOUNTING POLICIES

1.	Transactions involving foreign exchange

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

For non-integral foreign operations at the quarterly average closing rates with the resultant gains or losses accounted for as foreign currency translation reserve.

Monetary foreign currency assets and liabilities of domestic and integral foreign operations are translated at closing exchange rates notified by Foreign Exchange Dealers’ Association of India (FEDAI) at the balance sheet date and the resulting profits/losses are included in the profit and loss account.

Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations are translated at closing exchange rates notified by FEDAI at the balance sheet date and the resulting profits/losses from exchange differences are accumulated in the foreign currency translation reserve until the disposal of the net investment in the non-integral foreign operations.

The premium or discount arising on inception of forward exchange contracts in domestic operations that are entered to establish the amount of reporting currency required or available at the settlement date of a transaction is amortized over the life of the contract. All other outstanding forward exchange contracts are revalued at the exchange rates notified by FEDAI for specified maturities and at interpolated rates for contracts of interim maturities. The contracts of longer maturities where exchange rates are not notified by FEDAI, are revalued at the forward exchange rates implied by the swap curves for respective currencies. The resultant gains or losses are recognized in the profit and loss account.

Contingent liabilities on account of guarantees, endorsements and other obligations denominated in foreign currency are disclosed at the closing exchange rates notified by FEDAI at the balance sheet date.

2.	Revenue recognition

•
Interest income is recognized in the profit and loss account as it accrues except in the case of non-performing assets (NPAs) where it is recognized upon realization, as per the income recognition and asset classification norms of RBI/NHB.

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

•
Net income arising from sell-down/securitization of loan assets prior to February 1, 2006 has been recognized upfront as interest income. With effect from February 1, 2006 net income arising from securitization of loan assets is amortized over the life of securities issued or to be issued by the special purpose vehicle/special purpose entity to which the assets are sold. Net income arising from sale of loan assets through direct assignment with recourse obligation is amortized over the life of underlying assets sold and net income from sale of loan assets through direct assignment without any recourse obligation is recognized at the time of sale. Net loss arising on account of the sell-down/securitization and direct assignment of loan assets is recognized at the time of sale.

•	The Bank deals in bullion business on a consignment basis. The difference between price recovered from customers and cost of bullion is accounted for at the time of sales to the customers.

•	The Bank also deals in bullion on a borrowing and lending basis and the interest paid/received is accounted on accrual basis.

•
Income from brokerage activities is recognized as income on the trade date of the transaction. Brokerage income in relation to public or other issuances of securities is recognized based on mobilization and terms of agreement with the client. The Group follows trade date method for accounting of its investments.

•
Life insurance premium is recognized as income when due. Premium on lapsed policies is recognized as income when such policies are reinstated. Top-up premiums are considered as single premium. For linked business, premium is recognized when the associated units are created. Income from linked funds, which includes fund management charges, policy administration charges, mortality charges etc. are recovered from the linked fund in accordance with the terms and conditions of the policy and are recognized when due.

•
In the case of general insurance business, premium is recorded for the policy period at the commencement of risk and for installment cases, it is recorded on installment due dates. Premium earned is recognized as income over the period of risk or the contract period based on 1/365 method, whichever is appropriate, on a gross basis, net of service

•
Any subsequent revision to premium is recognized over the remaining period of risk or contract period. Adjustments to premium income arising on cancellation of policies are recognized in the period in which the policies are cancelled. Commission on re-insurance ceded is recognized as income in the period of ceding the risk. Profit commission under re-insurance treaties, wherever applicable, is recognized as income in the period of final determination of profits and combined with commission on reinsurance ceded.

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

3.	Stock based compensation

The following entities within the group have granted stock options to their employees:

•	ICICI Bank Limited
•	ICICI Prudential Life Insurance Company Limited
•	ICICI Lombard General Insurance Company Limited
•	ICICI Venture Funds Management Company Limited

The Employee Stock Option Scheme (the Scheme) of ICICI Bank provides for grant of equity shares of the Bank to wholetime directors and employees of the Bank and its subsidiaries. The Scheme provides that employees are granted an option to acquire equity shares of the Bank that vests in a graded manner. The options may be exercised within a specified period. ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company have also formulated similar stock option schemes for their employees.

The Group follows the intrinsic value method to account for its stock-based employee compensation plans. Compensation cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date. The fair market price is the latest closing price, immediately prior to the date of the Board of Directors meeting in which the options are granted, on the stock exchange on which the shares of the Bank are listed. If the shares are listed on more than one stock exchange, then the stock exchange where there is highest trading volume on the said date is considered. The banking subsidiaries namely, ICICI Bank UK and ICICI Bank Canada account for the cost of the options granted to employees by ICICI Bank using the fair value method based on Black Scholes model. In the case of ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company, the fair value of the shares is determined based on an external valuation report.

Since the exercise price of the Bank’s stock options is equal to the fair value price there is no compensation cost under the intrinsic value method.

The Group’s venture capital subsidiary i.e. ICICI Venture Funds Management Company has settled carried interest trusts for the benefit of its employees. These trusts have investment in a separate class of units of certain fully consolidated funds. These carried interest entitlements are treated as employee compensation and are accounted for at the time of granting of the awards by the trust to the employees. The liability is re-measured at each reporting date and the carried interest entitlements are recognized as expense in the period of realization of proceeds from the underlying investments of the funds.

The Finance (No.2) Act, 2009 has abolished fringe benefit tax (FBT) and introduced tax on the Scheme in the hands of the employees as perquisites which is computed on the difference between the fair market value on date of exercise and the exercise price with effect from April 1, 2009.

4.	Income taxes

Income tax expense is the aggregate amount of current tax and deferred tax expense incurred by the Group. The current tax expense and deferred tax expense is determined in accordance with the provisions of the Income Tax Act, 1961 and as per AS 22 on ‘accounting for taxes on income’ issued by ICAI, respectively. The levy of FBT is not applicable as the Finance (No.2) Act, 2009 has abolished the tax with effect from April 1, 2009. Deferred tax adjustments comprise changes in the deferred tax assets or liabilities during the year.

Deferred tax assets and liabilities are recognized on a prudent basis for the future tax consequences of timing differences arising between the carrying value of assets and liabilities and their respective tax basis and carry forward losses. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. The impact of changes in the deferred tax assets and liabilities is recognized in the profit and loss account.

Deferred tax assets are recognized and re-assessed at each reporting date, based on the management’s judgment as to whether their realization is considered as reasonably certain.

In the consolidated financial statements, deferred tax assets and liabilities are computed at an individual entity level and aggregated for consolidated reporting.

5.	Claims and benefits paid

In the case of general insurance business, claims incurred comprise claims paid, estimated liability for outstanding claims made following a loss occurrence reported and estimated liability for claims incurred but not reported (IBNR) and claims incurred but not enough reported (IBNER). Further, claims incurred also include specific claim settlement costs such as survey/legal fees and other directly attributable costs. Claims (net of amounts receivable from re-insurers/co-insurers) are recognized on the date of intimation of the loss based on estimates from surveyors/insured in the respective revenue account. Estimated liability for outstanding claims at the balance sheet date is recorded net of claims recoverable from/payable to co-insurers/re-insurers and salvage to the extent there is certainty of realization. Estimated liability for outstanding claim is determined by the entity on the basis of ultimate amounts likely to be paid on each claim based on the past experience. These estimates are progressively revalidated on availability of further information. Claims IBNR represent that amount of claims that may have been incurred during the accounting period but have not been reported or claimed. The claims IBNR provision also includes provision, if any, required for claims IBNER. Estimated liability for claims IBNR/claims IBNER is based on an actuarial estimate duly certified by the appointed actuary of the entity. IBNR/IBNER has been created on re-insurance accepted from Indian Motor Third Party Insurance Pool based on actuarial estimates received from them.

In the case of life insurance business, claims other than maturity claims are accounted for on receipt of intimation. Maturity claims are accounted when due. Withdrawals and surrenders under linked policies are accounted in the respective schemes when the associated units are cancelled/redeemed. Re-insurance recoveries on claims are accounted for, in the same period as the related claims.

6.	Liability for life policies in force

In the case of life insurance business, liability for life policies in force and also policies in respect of which premium has been discontinued but a liability exists, is determined by the appointed actuary as per the gross premium method in accordance with accepted actuarial practice, requirements of the IRDA and the Actuarial Society of India.

7.	Reserve for unexpired risk

Reserve for unexpired risk is recognized net of re-insurance ceded and represents premium written that is attributable and to be allocated to succeeding accounting periods for risks to be borne by the entity under contractual obligations on contract period basis or risk period basis, whichever is appropriate. It is calculated on a daily pro-rata basis subject to a minimum of 50% of the aggregated premium, written on policies during the twelve months preceding the balance sheet date for fire, marine, cargo and miscellaneous business and 100% for marine hull business, on all unexpired policies at balance sheet date, in accordance with the provisions of the Insurance Act, 1938.

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

The interest rates used for valuing the liabilities are in the range of 5.10% to 6.78% per annum (previous year – 5.10% to 6.81% per annum). Mortality rates used are based on the published LIC (1994–96) Ultimate Mortality Table for assurances and LIC 96-98 table for annuities, adjusted to reflect expected experience while morbidity rates used are based on CIBT 93 table, adjusted for expected experience, or on risk rates supplied by reinsurers. Expenses are provided for at current levels, in respect of renewal expenses, with no allowance for future improvements. Per policy renewal expenses for regular premium policies are assumed to inflate at 4.30% (previous year – 4.14%). The greater of liability calculated using discounted cash flows and unearned premium reserves are held for the unexpired portion of the risk for the general fund liabilities of linked business and attached riders. An unearned premium reserve is held for one year renewable group term insurance.

The unit liability in respect of linked business has been taken as the value of the units standing to the credit of policyholders, using the Net Asset Value (NAV) prevailing at the valuation date. The adequacy of charges under unit linked policies to meet future expenses has been tested and provision made as appropriate. Provision has also been made for the cost of guarantee under unit linked products that carry a guarantee. The units held in respect of lapsed policies are divided into a revival reserve, which contributes to liabilities, and a fund for future appropriation, which contributes to regulatory capital.

9.	Acquisition costs for insurance business

Acquisition costs are those costs that vary with and are primarily related to the acquisition of insurance contracts and are expensed in the period in which they are incurred.

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

Up to March 31, 2005, the superannuation fund was administered solely by Life Insurance Corporation of India. Subsequent to March 31, 2005, both Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited are administering separate funds. Employees had the option to retain the existing balance with Life Insurance Corporation of India or seek a transfer to ICICI Prudential Life Insurance Company Limited.

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

Provident fund

ICICI Bank is statutorily required to maintain a provident fund as a part of retirement benefits to its employees. There are separate provident funds for employees inducted from erstwhile Bank of Madura and Sangli Bank (other than those employees who have opted for pension), and for other employees of ICICI Bank. In-house trustees manage these funds. Each employee contributes 12.0% of his or her basic salary (10.0% for certain staff of erstwhile Sangli Bank and Bank of Madura) and ICICI Bank contributes an equal amount to the funds. The funds are invested according to rules prescribed by the Government of India.

Leave encashment

The Bank provides for leave encashment benefit, which is a defined benefit scheme, based on actuarial valuation conducted by an independent actuary.

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

b)
‘Held to Maturity’ securities are carried at their acquisition cost or at amortized cost, if acquired at a premium over the face value. Any premium over the face value of fixed rate and floating rate securities acquired is amortized over the remaining period to maturity on a constant yield basis and straight line basis, respectively.

c)
‘Available for Sale’ and ‘Held for Trading’ securities are valued periodically as per RBI guidelines. Any premium over the face value of investments in government securities, classified as ‘Available for Sale’, is amortized over the remaining period to maturity on constant yield basis. Quoted investments are valued based on the trades/quotes on the recognized stock exchanges, subsidiary general ledger account transactions, price list of RBI or prices declared by Primary Dealers Association of India jointly with Fixed Income Money Market and Derivatives Association (FIMMDA), periodically.

The market/fair value of unquoted government securities which are in the nature of Statutory Liquidity Ratio (SLR) securities included in the ‘Available for Sale’ and ‘Held for Trading’ categories is as per the rates published by FIMMDA. The valuation of other unquoted fixed income securities wherever linked to the Yield-to-Maturity (YTM) rates, is computed with a mark-up (reflecting associated credit risk) over the YTM rates for government securities published by FIMMDA.

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

f)	Repurchase and reverse repurchase transactions are accounted for in accordance with the extant RBI guidelines.

g)	Broken period interest (the amount of interest from the previous interest payment date till the date of purchase/sale of instruments) on debt instruments is treated as a revenue item.

h)
At the end of each reporting period, security receipts issued by asset reconstruction companies are valued in accordance with the guidelines applicable to such instruments, prescribed by RBI from time to time. Accordingly, in cases where the cash flows from security receipts issued by asset reconstruction companies are limited to the actual realization of the financial assets assigned to the instruments in the concerned scheme, the Bank reckons the NAV, obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting period end.

i)	The Bank follows trade date method for accounting for its investments.

ii)
The Bank’s consolidating venture capital funds carry investments at fair values, with unrealized gains and temporary losses on investments recognized as components of investors’ equity and accounted for in the unrealized investment reserve account. The realized gains and losses on investments and units in mutual funds and unrealized gains or losses on revaluation of units in mutual funds are accounted for in the profit and loss account. Provisions are made in respect of accrued income considered doubtful. Such provisions as well as any subsequent recoveries are recorded through the profit and loss account. Subscription to/purchase of investments are accounted at the cost of acquisition inclusive of brokerage, commission and stamp duty. Bonus shares and right entitlements are recorded when such benefits are known. Quoted investments are valued on the valuation date at the closing market price. Quoted investments that are not traded on the valuation date but are traded during the two months prior to the valuation date are valued at the latest known closing price. An appropriate discount is applied where the asset management company considers it necessary to reflect restrictions on disposal. Quoted investments not traded during the two months prior to the valuation date are treated as unquoted. Unquoted investments are valued at their estimated fair values by applying appropriate valuation methods. Where there is a decline, other than temporary in the carrying amounts of investments, the resultant reduction in the carrying amount is charged to the profit and loss account during the period in which such decline is identified.

iii)
The Bank’s primary dealership and securities broking subsidiaries classify their investments as short-term and trading or as long-term investments. The securities held with the intention of holding for short-term and trading are classified as stock-in-trade and are valued at lower of cost arrived at on weighted average basis or market value. The securities acquired with the intention of holding till maturity or for a longer period are classified as long-term investments and are carried at cost arrived at on weighted average basis. Appropriate provision is made for other than temporary diminution in the value of investments. Commission earned in respect of securities acquired upon devolvement is reduced from the cost of acquisition.

iv)	The Bank’s housing finance subsidiary classifies its investments as current investments and long-term investments. Investments that are readily realizable and intended to be held for not more than a year are classified as current investments, which are carried at the lower of cost and net realizable value. All other investments are classified as long-term investments, which are carried at cost. However, a provision for diminution in value is made to recognize any other than temporary decline in the value of investments. Costs such as brokerage, commission etc. paid at the time of acquisition of investments are included in the investment cost.

v)
The Bank’s United Kingdom and Canadian banking subsidiaries account for unrealized gain/loss, net of tax, on investment in ‘Available for Sale’ category directly in their reserves. Further, in the case of the Bank’s United Kingdom and Canadian banking subsidiaries, unrealized gain/loss on investment in ‘Held for Trading’ category is accounted directly in the profit and loss account.

vi)
In the case of life and general insurance businesses, investments are made in accordance with the Insurance Act, 1938, the IRDA (Investment) Regulations, 2000, and various other circulars/notifications issued by the IRDA in this context from time to time.

In the case of life insurance business, investments are stated at fair value being the last quoted closing price on the National Stock Exchange (NSE) (in case of securities not listed on NSE, the last quoted closing price on the Bombay Stock Exchange (BSE) is used). Mutual fund units at the balance sheet date are valued at the previous day’s net asset values. Equity shares awaiting listing are stated at historical cost subject to provision for diminution, if any, in the value of such investment determined separately for each individual investment. Unrealized gains/losses arising due to changes in the fair value of listed equity shares and mutual fund units are taken to ’Fair Value Change Account’ in the balance sheet.

In the case of general insurance business, all debt securities including government securities and non-convertible preference shares are considered as ‘held to maturity’ and accordingly stated at amortized cost subject to amortization of premium or accretion of discount on a straight line basis over the holding/maturity period. Listed equities and convertible preference shares at the balance sheet date are stated at fair value, being the lowest of last quoted closing price on NSE or BSE. Investments other than mentioned above are valued at cost.

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

The total proportion of investments for which subsidiaries have applied accounting policies different from the Bank as mentioned above approximate 15.54% of the total investments at March 31, 2010.

14.	Provisions/write-offs on loans and other credit facilities

a)
All credit exposures, including overdues arising from crystallized derivative contracts, are classified as per RBI guidelines, into performing and non-performing assets. Further, NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI.

In the case of corporate loans, provisions are made for sub-standard and doubtful assets at the rates prescribed by RBI. Loss assets and the unsecured portion of doubtful assets are provided for/written off as per the extant RBI guidelines. Provisions on homogeneous retail loans, subject to minimum provisioning requirements of RBI, are assessed at a portfolio level on the basis of days past due. The Bank holds specific provisions against non-performing loans and general provision against performing loans. The assessment of incremental specific provisions is made after taking into consideration existing specific provision. The specific provisions on retail loans held by the Bank are higher than the minimum regulatory requirements.

b)	Provision on assets restructured/rescheduled is made in accordance with the applicable RBI guidelines on restructuring of advances by Banks.

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

d)
In addition to the specific provision on NPAs, the Bank/the Bank’s housing finance subsidiary maintains a general provision on performing loans. The general provision covers the requirements of the RBI/NHB guidelines.

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

f)
In the case of the Bank’s primary dealership subsidiary, the policy of provisioning against NPAs is as per the prudential norms prescribed by the RBI for non-banking financial companies. As per the policy adopted, the provisions against sub-standard assets are determined, taking into account management’s perception of the higher risk associated with the business of the company. Certain NPAs are considered as loss assets and full provision has been made against such assets.

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

The total proportion of loans for which subsidiaries have applied accounting policies different from the Bank as mentioned above approximate 15.66% of the total loans at March 31, 2010.

15.	Transfer and servicing of assets

The Bank transfers commercial and consumer loans through securitization transactions. The transferred loans are de-recognized and gains/losses are accounted for only if the Bank surrenders the rights to benefits specified in the underlying securitized loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the RBI guidelines for securitization of standard assets, with effect from February 1, 2006, the Bank accounts for any loss arising from securitization immediately at the time of sale and the profit/premium arising from securitization is amortized over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. In the case of loans sold to an asset reconstruction company the gain, the excess provision, if any,  is not reversed but will be utilized to meet the shortfall/loss on account of sale of other financial assets to asset reconstruction company.

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

Assets purchased/sold during the period are depreciated on a pro-rata basis for the actual number of days the asset has been put to use.

In case of the Bank, items costing up to Rs. 5,000/- are depreciated fully over a period of 12 months from the date of purchase.

In case of revalued/impaired assets, depreciation is provided over the remaining useful life of the assets with reference to revised assets values.

In case of the Bank’s life insurance subsidiary, intangible assets comprising software are stated at cost less amortization. Significant improvements to software are capitalized over the remaining useful life of original software. Software expenses, that are capitalized, are amortized on straight-line method over a period of four years from the date they are put to use, being management’s estimate of the useful life of such intangibles. Depreciation on furniture and fixtures is charged at the rate of 15% per annum.

In case of the Bank’s general insurance and housing finance subsidiaries, computer software is stated at cost less amortization. Computer software including improvements is amortized over a period of five years, being management’s estimate of the useful life of such intangibles.

17.	Accounting for derivative contracts

The Group enters into derivative contracts such as foreign currency options, interest rate and currency swaps, credit default swaps and cross currency interest rate swaps.

The swap contracts entered into to hedge on-balance sheet assets and liabilities are structured such that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and accounted pursuant to the principles of hedge accounting. Hedge swaps are accounted for on an accrual basis except in the case of the Bank’s United Kingdom and Canadian banking subsidiaries, where the hedging transactions and the hedged items (for the risks being hedged) are measured at fair value with changes recognized in the profit and loss account.

Foreign currency and rupee derivative contracts entered into for trading purposes are marked to market and the resulting gain/loss, (net of provisions, if any) is accounted for in the profit and loss account. Pursuant to RBI guidelines, any receivables under derivative contracts, which remain overdue for more than 90 days, are reversed through the profit and loss account.

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

19.	Lease transactions

Lease payments for assets taken on operating lease are recognized as an expense in the profit and loss account over the lease term.

20.	Earnings per share (EPS)

Basic and diluted earnings per share are computed in accordance with AS 20 on ‘earnings per share’ issued by ICAI. Basic EPS is calculated by dividing the net profit or loss after tax for the year attributable to equity shareholders by the weighted average number of equity shares outstanding during the year.

Diluted earnings per share reflect the potential dilution that could occur if contracts to issue equity shares were exercised or converted during the year. Diluted earnings per equity share is computed using the weighted average number of equity shares and dilutive potential equity shares issued by the group outstanding during the year, except where the results are anti-dilutive.

SCHEDULE 19: NOTES FORMING PART OF THE ACCOUNTS

A.	The following additional disclosures have been made taking into account the requirements of accounting standards and Reserve Bank of India guidelines in this regard.

1.	Earnings per share (EPS)

The following table sets forth, for the periods indicated, computation of earnings per share.

Rupees in million, except per share data
	Year ended March 31, 2009	Year ended March 31, 2010
Basic
Weighted average no. of equity shares outstanding	1,113,129,213	1,113,737,557
Net profit	35,769.5	46,702.9
Basic earnings per share (Rs.)	32.13	41.93
Diluted
Weighted average no. of equity shares outstanding	1,115,328,034	1,118,224,665
Net profit	35,763.5	46,649.4
Diluted earnings per share (Rs.)	32.07	41.72
Face value per share (Rs.)	10.00	10.00
The dilutive impact is mainly due to options granted to employees by the Group.

2.	Related party transactions

The Group has transactions with its related parties comprising associates/other related entities and key management personnel and their relatives.

Associates/other related entities

Financial Information Network & Operations Limited, I-Process Services (India) Private Limited, I-Solutions Providers (India) Private Limited, NIIT Institute of Finance Banking and Insurance Training Limited, ICICI Venture Value Fund (upto March 31, 2009), Comm Trade Services Limited, Contests2win.com India Private Limited (upto March 31, 2009), Crossdomain Solutions Private Limited (upto March 31, 2009), Transafe Services Limited (upto March 31, 2009), Prize Petroleum Company Limited, ICICI Foundation for Inclusive Growth, Rainbow Fund1, Firstsource Solutions Limited (upto December 31, 2009) and ICICI Merchant Services Private Limited1.

1.	For entities that have been identified as related parties during the year ended March 31, 2010, previous year’s comparative figures have not been reported.

Key management personnel

Mr. K. V. Kamath1, Ms. Chanda D. Kochhar, Mr. Sandeep Bakhshi2, Mr. N. S. Kannan2, Mr. K. Ramkumar3, Mr. Sonjoy Chatterjee, Mr. V. Vaidyanathan1, Ms. Madhabi Puri Buch4.

Relatives of key management personnel

Ms. Rajalakshmi Kamath1, Mr. Ajay Kamath1, Ms. Ajnya Pai1, Mr. Mohan Kamath1, Mr. Deepak Kochhar, Mr. Arjun Kochhar, Ms. Aarti Kochhar, Mr. Mahesh Advani, Ms. Varuna Karna, Ms. Sunita R. Advani, Ms. Mona Bakhshi2, Mr. Sameer Bakhshi2, Ms. Rangarajan Kumudalakshmi2, Ms. Aditi Kannan2, Mr. Narayanan Raghunathan2, Mr. Narayanan Rangarajan2, Mr. Narayanan Krishnamachari2, Ms. Narayanan Sudha2, Mr. R. Shyam3, Ms. R. Suchithra3, Ms. J. Krishnaswamy3, Mr. K. Jayakumar3, Ms. Ameeta Chatterjee, Mr. Somnath Chatterjee, Mr. Tarak Nath Chatterjee, Ms. Sunaina Chatterjee, Ms. Nandini Chatterjee, Ms. Jeyashree V.1, Mr. V. Satyamurthy1, Mr. V. Krishnamurthy1, Mr. K. Vembu1, Mr. Dhaval Buch4, Mr. Kamal Puri4, Ms. Rama Puri4.

1. Transactions reported upto April 30, 2009.
2. Transactions reported with effect from May 1, 2009.
3. Transactions reported with effect from February 1, 2009.
4. Transactions reported upto January 31, 2009.

The following were the significant transactions between the Group and its related parties for the year ended March 31, 2010.

Rupees in million
		For the year ended March 31, 2010
Sr. No.	Particulars	Associates/ other related entities	Key Management personnel	Relatives of Key Management personnel	Total
1	Insurance services -premium received	52.5	0.1	0.3	52.9
2	Insurance services - claims paid	10.5	0.3	0.1	10.9
3	Fee income	3.0	0.2	0.1	3.3
4	Commission Income	15.4	..	..	15.4
5	Lease of premises and facilities	52.8	..	..	52.8
6	Secondment of employees	27.0	..	..	27.0
7	Redemption/buyback and conversion of Investments by Group companies	..	..	..	..
8	Reimbursement of expenses	-	..	..	..
9	Brokerage and fee expenses	1,414.4	..	..	1,414.4
10	Purchase of Investments	765.3	..	..	765.3
11	Interest expenses	0.3	2.5	1.2	4.0
12	Interest income	93.3	0.5	1.0	94.8
13	Other income	(220.9)	..	..	(220.9)
14	Dividend income	..	..	..	..
15	Purchase of fixed assets	..	..	..	..
16	Dividend paid	..	4.5	..	4.5
17	Remuneration to whole time directors of ICICI Bank	..	119.4	..	119.4
18	Donations	236.2	..	..	236.2
19	Deposits with the Group	300.7	38.5	16.9	356.1
20	Advances	42.5	6.7	8.1	57.3
21	Investment by Group in related parties	955.7	..	..	955.7
22	Investment of related parties in ICICI Bank	..	3.6	..	3.6
23	Receivables	285.4	..	..	285.4
24	Payables	218.0	..	..	218.0
25	Guarantees issued by the Group	0.1	..	..	0.1
26	Employee stock options exercised 1	..	46.3	..	46.3
27	Employee stock options outstanding (Nos.)	..	1,254,250	..	1,254,250

1.	During the year ended March 31, 2010, 121,875 employee stock options were exercised by the key management personnel of the Bank (March 31, 2009: Nil).

The following are the significant transactions between the Group and its related parties for the year ended March 31, 2009.
                Rupees in million
		For the year ended March 31, 2009
Sr. No.	Particulars	Associates/ other related entities	Key Management personnel	Relatives of Key Management personnel	Total
1	Insurance services -premium received	207.0	0.3	..	207.3
2	Insurance services - claims paid	164.8	0.2	..	165.0
3	Fee income	140.6	0.6	..	141.2
4	Commission Income	7.5	..	..	7.5
5	Lease of premises and facilities	31.8	..	..	31.8
6	Secondment of employees	5.3	..	..	5.3
7	Redemption/buyback and conversion of Investments by Group companies	59.0	..	..	59.0
8	Reimbursement of expenses	-	..	..	..
9	Brokerage and fee expense	1,790.7	..	..	1,790.7
10	Purchase of Investments	11.4	..	..	11.4
11	Interest expenses	19.3	2.5	1.3	23.1
12	Interest income	8.7	2.3	0.3	11.3
13	Other income	9.9	..	..	9.9
14	Dividend income	6.7	..	..	6.7
15	Purchase of fixed assets	13.0	..	..	13.0
16	Dividend paid	..	10.2	..	10.2
17	Remuneration to whole time directors of ICICI Bank	..	91.7	..	91.7
18	Donations	417.8	..	..	417.8
19	Deposits with the Group	287.3	61.4	17.2	365.9
20	Advances	89.9	7.9	7.5	105.3
21	Investment by Group in related parties	1,598.1	..	..	1,598.1
22	Investment of related parties in ICICI Bank	..	9.3	..	9.3
23	Receivables	236.3	..	..	236.3
24	Payables	177.6	..	..	177.6
25	Guarantees	1,916.1	..	..	1,916.1
26	Employee stock options exercised	..	..	..	..
27	Employee stock options outstanding (Nos.)	..	3,318,125	..	3,318,125

Related party balances

The following balances represent the maximum balance payable to/receivable from key management personnel during the year ended March 31, 2010.
Rupees in million
Sr. No.	Particulars	Key management personnel	Relatives of key management personnel	Total
1.	Deposits	66.1	23.2	89.3
2.	Advances	26.1	12.2	38.3
3.	Investments	9.1	0.3	9.4

         The following balances represent the maximum balance payable to/receivable from key management personnel during the year ended March 31, 2009.
Rupees in million
Sr. No.	Particulars	Key management personnel	Relatives of key management personnel	Total
1.	Deposits	123.7	38.3	162.0
2.	Advances	63.6	7.6	71.2
3.	Investments	9.3	..	9.3

3.	Employee stock option scheme (ESOS)

In terms of the ESOS, as amended, the maximum number of options granted to any eligible employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the eligible employees shall not exceed 5.0% of the aggregate number of the issued equity shares of the Bank on the date(s) of the grant of options. Under the stock option scheme, eligible employees are entitled to apply for equity shares. Options granted in April 2009 vest in a graded manner over a five year period with 20.0%, 20.0%, 30.0% and 30.0% of grant vesting each year, commencing from the end of  24 months from the date of grant. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. No options have been granted to wholetime Directors for fiscal 2009.

In terms of the Scheme, 18,763,460 options (March 31, 2009: 18,992,504 options) granted to eligible employees were outstanding at March 31, 2010.

As per the scheme, the exercise price of the Bank’s options is the last closing price on the stock exchange, which recorded highest trading volume preceding the date of grant of options. Hence, there is no compensation cost in the year ended March 31, 2010 based on the intrinsic value of options. However, if the Bank had used the fair value of options based on the Black-Scholes model, compensation cost for the year ended March 31, 2010 would have been higher by Rs. 901.2 million and the proforma profit after tax would have been Rs. 39.35 billion.

The following table sets forth, the key assumptions used to estimate the fair value of options granted during the year ended March 31, 2010.

Risk-free interest rate	6.53% to 7.76%
Expected life	6.35 to 6.85 years
Expected volatility	48.65% to 49.18%
Expected dividend yield	1.22% to 2.53%

The weighted average fair value of options granted during the year ended March 31, 2010 is Rs. 199.91(March 31, 2009: Rs. 331.19).

The following table sets forth, for the periods indicated, a summary of the status of the Bank’s stock option plan.

                                                                                Rupees, except number of options
	Stock options outstanding
	Year ended March 31, 2009		Year ended March 31, 2010
Particulars	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	15,638,152	596.32	18,992,504	685.05
Add: Granted during the year	5,640,500	912.30	1,731,000	434.78
Less: Lapsed during the year	1,723,001	737.40	365,372	661.78
Exercised during the year	563,147	336.96	1,594,672	366.38
Outstanding at the end of the year	18,992,504	685.05	18,763,460	689.50
Options exercisable	7,188,420	496.10	10,104,780	609.18

The following table sets forth, summary of stock options outstanding at March 31, 2010.

Range of exercise price (Rupees per share)	Number of shares arising out of options (Number of shares)	Weighted average exercise price (Rupees)	Weighted average remaining contractual life (Number of years)
105-299	117,601	146.21	2.03
300-599	9,339,639	462.04	6.08
600-999	9,238,220	923.24	7.61
1,000-1,399	68,000	1,114.57	7.65

The options were exercised regularly throughout the year and the weighted average share price as per National Stock Exchange (NSE) price volume data during the year ended March 31, 2010 was Rs. 853.80 (March 31, 2009: Rs. 723.55).

The Finance (No.2) Act, 2009 has abolished fringe benefit tax and introduced tax on the scheme in the hands of the employees as perquisites which is computed on the difference between the fair market value on date of exercise and the exercise price with effect from April 1, 2009.

ICICI Prudential Life Insurance Company Limited has formulated various ESOS schemes, namely Founder I, Founder II, 2004-05, 2005-06, 2006-07 and 2007-08.

For ICICI Prudential Life Insurance Company Limited there is no compensation cost for the year ended March 31, 2010 based on the intrinsic value of options. If the entity had used the fair value of options based on the Black-Scholes model, compensation cost for the year ended March 31, 2010 would have been higher by Rs. 175.1 million (March 31, 2009: Rs. 359.0 million).

The key assumptions used to estimate the fair value of options are given below:

Risk-free interest rate	6.87% to 8.00% p.a.
Expected life	3-5 years
Expected volatility	28.65% p.a.
Expected dividend yield	1.50% p.a.

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Prudential Life Insurance Company Limited.

                                                                                  Rupees, except number of options
	Stock options outstanding
	Year ended March 31, 2009		Year ended March 31, 2010
Particulars	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	12,684,277	94.61	16,609,012	199.72
Add: Granted during the year	6,074,000	400.00	--	--
Less: Forfeited/lapsed during the year	1,005,695	244.04	896,336	147.79
Exercised during the year	1,143,570	58.72	885,590	67.95
Outstanding at the end of the year	16,609,012	199.72	14,827,086	210.73
Options exercisable	2,920,138	71.27	5,614,986	136.69

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company Limited at March 31, 2010.

Range of exercise price (Rupees per share)	Number of shares arising out of options (Number of shares)	Weighted average exercise price (Rupees)	Weighted average remaining contractual life (Number of years)
30-400	14,827,086	210.73	7

ICICI Lombard General Insurance Company Limited has granted stock options to employees. If the entity had used the fair value of options based on the Black-Scholes model, compensation cost for the year ended March 31, 2010 would have been higher by Rs. 37.6 million (March 31, 2009: Rs. 172.0 million).

The key assumptions used to estimate the fair value of options are given below.

Risk-free interest rate	5.79% - 8.17% p.a.
Expected life	3 – 7 years
Expected volatility	17.00% - 60.73% p.a.
Expected dividend yield	0.80% - 2.85% p.a.

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Lombard General Insurance Company Limited.
Rupees, except number of options
	Stock options outstanding
	Year ended March 31, 2009		Year ended March 31, 2010
Particulars	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at the beginning of the year	12,378,256	48.00	14,398,162	94.19
Add: Granted during the year	5,050,000	200.00	1,249,000	91.00
Less: Forfeited/lapsed during the year	2,246,266	96.69	1,704,528	107.33
Less: Exercised during the year	783,828	39.20	596,722	41.86
Outstanding at the end of the year	14,398,162	94.19	13,345,912	94.56
Options exercisable	1,250,394	61.86	6,737,136	63.26

The following table sets forth, summary of stock options outstanding of ICICI Lombard General Insurance Company Limited at March 31, 2010.

Range of exercise price (Rupees per share)	Number of shares arising out of options (Number of shares)	Weighted average exercise price (Rupees)	Weighted average remaining contractual life (Number of years)
35 – 200	13,345,912	94.56	7.99

If the Group had used the fair value of options based on the Black-Scholes model, the compensation cost for the year ended March 31, 2010 would have been higher by Rs. 1,058.3 million (March 31, 2009: Rs. 1,828.4 million) and the proforma consolidated profit after tax would have been Rs. 45.64 billion (March 31, 2009: Rs. 33.94 billion). On a proforma basis, the Group’s basic earnings per share would have been Rs. 40.98 (March 31, 2009: Rs. 30.49) and diluted earnings per share would have been Rs. 40.77 (March 31, 2009: Rs. 30.43).

4.	Fixed assets

The following table sets forth, for the periods indicated, the movement in software acquired by the Group, as included in fixed assets.

      Rupees in million
Particulars	At March 31, 2009	At March 31, 2010
At cost at March 31 of preceding year	5,631.8	6,906.7
Additions during the year	1,329.7	1,369.5
Deductions during the year	(54.8)	(261.6)
Depreciation/amortization to date	(4,385.1)	(5,250.7)
Net block	2,521.6	2,763.9

5.	Assets on lease

5.1	Assets taken under operating lease

The following table sets forth, for the periods indicated, the details of future rentals payable on operating leases.

                                                                                                                          Rupees in million
Particulars	At March 31, 2009	At March 31, 2010
Not later than one year	1,896.0	1,651.9
Later than one year and not later than five years	4,904.4	4,211.4
Later than five years	1,730.9	1,500.6
Total	8,531.3	7,363.9

5.2	Assets under finance lease

The following table sets forth, for the periods indicated, the details of finance leases.

                                                                                                                          Rupees in million
Particulars	At March 31, 2009	At March 31, 2010
Future minimum lease receipts
Present value of lease receipts	174.8	17.4
Un-matured finance charges	9.3	0.2
Total	184.1	17.6
Maturity profile of future minimum lease receipts
- Not later than one year	176.4	17.6
- Later than one year and not later than five years	7.7	--
- Later than five years	..	--
Total	184.1	17.6

5.3	Maturity profile of present value of lease rentals

The following table sets forth, for the periods indicated, the details of maturity profile of present value of finance lease receipts.

                                                                                                                         Rupees in million
Period	At March 31, 2009	At March 31, 2010
Not later than one year	167.3	17.4
Later than one year and not later than five years	7.5	--
Later than five years	..	--
Total	174.8	17.4

6.	Preference shares

Certain government securities amounting to Rs. 2,405.2 million at March 31, 2010  (March 31, 2009: Rs. 2,356.6 million) have been earmarked against redemption of preference share capital, which falls due for redemption on April 20, 2018, as per the original issue terms.

7.	Staff retirement benefits

The following table sets forth, for the years indicated, reconciliation of opening and closing balance of the present value of the defined benefit obligation for pension benefits of the Group.

Rupees in million
Particulars	Year ended March 31, 2009		Year ended March 31, 2010
	Pension	Gratuity	Pension	Gratuity
Defined benefit obligation liability
Opening obligations	1,678.1	2,287.2	1,932.2	2,813.8
Add: Addition for exchange fluctuation on opening obligation	--	6.4	--	(4.8)
Add: Addition due to amalgamation	..	0.9	--	--
Service cost	62.5	480.6	51.8	440.8
Interest cost	146.6	231.8	134.5	212.5
Actuarial (gain)/loss	484.8	96.7	(32.1)	(230.6)
Past service cost	..	13.2	--	98.6
Transitional obligation/(Asset)	..	--	--	--
Liability assumed on acquisition/(settled on divestiture)	..	18.1	..	11.0
Liabilities extinguished on settlement.	(364.2)	..	(287.7)	..
Exchange difference on foreign plans.		..	..	..
Benefits paid	(75.6)	(321.1)	(50.0)	(251.7)
Obligations at the end of the year	1,932.2	2,813.8	1,748.7	3,089.6

Opening plans assets, at fair value	1,490.1	1,712.6	2,145.3	2,521.7
Add: Addition due to amalgamation	..	..	..	..
Expected return on plan assets	117.4	146.1	169.9	209.7
Actuarial gain/(loss)	144.8	(149.3)	(130.7)	194.8
Assets distributed on settlement	(395.8)	..	(322.6)
Contributions	864.4	1,115.3	28.0	378.0
Liability assumed on acquisition/(settled on divestiture)	..	..	..	..
Benefits paid	(75.6)	(321.1)	(50.0)	(251.7)
Assets acquired on acquisition/(distributed on divestiture)		18.1	..	20.7
Closing plan assets at fair value	2,145.3	2,521.7	1,839.9	3,073.2
Fair value of plan assets at the end of the year	2,145.3	2,521.7	1,839.9	3,073.2
Present value of the defined benefit obligations at the end of the year	1,932.2	2,813.8	1,748.7	3,089.6
Unrecognized past service cost	..	15.3	..	40.5
Amount not recognized as an asset (limit in para 59(b) of Accounting Standard (AS) 15 – “Employee Benefits”)	51.2	7.9	7.7	47.9
Asset/(liability)	161.9	(284.7)	83.5	(23.8)

Cost for the year
Service cost	62.5	480.6	51.8	440.8
Interest cost	146.6	231.8	134.5	212.5
Expected return on plan assets	(117.4)	(146.1)	(169.9)	(209.7)
Actuarial (gain)/loss	340.0	246.0	98.6	(425.4)
Past service cost		13.6	..	73.3
Losses/(gains) on “Acquisition/Divestiture”	..	..	..	(2.2)
Exchange fluctuation loss/(gain)	..	6.4	..	(4.8)
Effect of the limit in para 59(b) of Accounting Standard (AS) 15 – “Employee Benefits”	51.2	7.9	(43.5)	40.0
Transitional obligation/(Asset)		..	..	..
Curtailments & settlements (gain)/loss	31.6	..	34.9	..
Net cost	514.5	840.2	106.4	124.5

Investment details of plan assets
Majority of the plan assets are invested in government securities and corporate bonds
Assumptions
Interest rate	6.85%	5.50% -7.55%	7.75%	6.10% -8.35%
Salary escalation rate	7.00%	6.00%-20.00%	7.00%	6.00%-20.00%
Estimated rate of return on plan assets	8.00%	7.50%- 8.00%	8.00%	7.50%- 8.00%

Experience adjustment - Pension
                                                                Rupees in million
Particulars	Year ended March 31, 2007	Year ended March 31, 2008	Year ended March 31, 2009	Year ended March 31, 2010
Plan assets	988.5	1,490.1	2,145.3	1,839.9
Defined benefit obligations	1,029.4	1,678.1	1,932.2	1,748.7
Amount not recognized as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’	..	..	51.2	7.7
Surplus/(deficit)	(40.9)	(188.0)	161.9	83.5
Experience adjustment on plan assets	(110.1)	(117.9)	144.8	(130.7)
Experience adjustment on plan liabilities	32.8	(121.9)	6.6	196.9

Experience adjustment - Gratuity
                                                                Rupees in million
Particulars	Year ended March 31, 2007	Year ended March 31, 2008	Year ended March 31, 2009	Year ended March 31, 2010
Plan assets	1,011.3	1,712.6	2,521.7	3,073.2
Defined benefit obligations	1,352.2	2,287.2	2,813.8	3,089.6
Amount not recognized as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	..	..	7.9	47.9
Surplus/(deficit)	(340.9)	(574.6)	(300.0)	(64.3)
Experience adjustment on plan assets	(13.6)	(4.0)	(149.3)	194.8
Experience adjustment on plan liabilities	69.5	(29.2)	(22.3)	(21.2)

The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

The guidance on implementing AS 15 on ‘employee benefits’ (revised 2005) issued by the Accounting Standards Board (ASB) provides that exempt provident funds which require employers to meet the interest shortfall are in effect defined benefit plans. The Group’s actuary has informed that it is not practical to actuarially determine the interest shortfall obligation.

8.	Provision for income tax

The provision for income tax (including deferred tax) for the year ended March 31, 2010 amounted to Rs. 17,321.8 million (March 31, 2009: Rs. 15,859.3 million). The levy of FBT is not applicable as the Finance (No.2) Act, 2009 has abolished FBT with effect from financial year 2009-10.

The Group has a comprehensive system of maintenance of information and documents required by transfer pricing legislation under sections 92-92F of the Income Tax Act, 1961. The management is of the opinion that all international transactions are at arm’s length and hence the above legislation does not have material impact on the financial statements.

9.	Deferred tax

At March 31, 2010 the Group has recorded net deferred tax asset of Rs. 24,842.1 million (March 31, 2009: Rs. 25,184.0 million), which has been included in other assets.

The following table sets forth, for the periods indicated, the break-up of deferred tax assets and liabilities into major items.

                                                                                                                         Rupees in million
Particulars	At March 31, 2009	At March 31, 2010
Deferred tax asset
Provision for bad and doubtful debts	22,037.1	24,052.8
Capital loss	131.4	--
Others	5,697.6	5,503.0
Total deferred tax asset	27,866.1	29,555.8
Less: Deferred tax liability
Depreciation on fixed assets	5,494.8	4,712.6
Others	109.3	86.5
Total deferred tax liability	5,604.1	4,799.1
Add: Net deferred tax asset pertaining to foreign branches/ foreign subsidiaries	2,922.0	85.4
Total net deferred tax asset/(liability)	25,184.0	24,842.1

At March 31, 2010 deferred tax assets have been created on carry forward unabsorbed losses by ICICI Prudential Life Insurance Company amounting to Rs. 2,041.5 million (March 31, 2009: Rs. 3,180.8 million) and by ICICI Lombard General Insurance Company  amounting to Nil (March 31, 2009: Rs. 353.1 million).

10.	Information about business and geographical segments

A.	Business segments for the year ended March 31, 2010

During the quarter ended June 30, 2008, a new business segment viz. ‘Venture fund management’ had been identified for the purpose of consolidated segment reporting as the result of this segment exceeded the threshold limits for identifying reportable segment as set out in AS 17 on ‘segment reporting’ issued by ICAI. Though the results of this segment does not exceed the threshold for identifying reportable segment for the year ended March 31, 2010, the segment has been disclosed as a reportable segment in accordance with AS 17 on ‘segment reporting’ issued by ICAI.

The primary segment for the Group has been presented as follows:

1.
Retail banking includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in the Basel Committee on Banking Supervision document ‘International Convergence of Capital Measurement and Capital Standards’, as per the RBI guidelines for the Bank.

2.
Wholesale banking includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking segment, as per the RBI guidelines for the Bank.

3.
Treasury includes the entire investment portfolio of the Bank, ICICI Eco-net Internet and Technology Fund, ICICI Equity Fund, ICICI Emerging Sectors Fund, ICICI Strategic Investments Fund and ICICI Venture Value Fund (with effect from June 30, 2009).

4.
Other banking business includes hire purchase and leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC, ICICI Bank Canada and its subsidiary, namely, ICICI Wealth Management Inc. (up to December 31, 2009) and ICICI Bank Eurasia LLC.

5.	Life insurance represents results of ICICI Prudential Life Insurance Company Limited.

6.	General insurance represents results of ICICI Lombard General Insurance Company Limited.

7.	Venture fund management represents results of ICICI Venture Funds Management Company Limited.

8.
Others includes ICICI Home Finance Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, TCW/ICICI Investment Partners LLC., ICICI Kinfra Limited, ICICI West Bengal Infrastructure Development Corporation Limited, Loyalty Solutions & Research Limited, I-Ven Biotech Limited and ICICI Prudential Pension Funds Management Company Limited (with effect from June 30, 2009).

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

The results of reported segments for the year ended March 31, 2010 are not comparable with that of reported segments for the year ended March 31, 2009, to the extent additional entities have been consolidated.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Accounts (Continued)

The following table sets forth, the business segment results for the year ended March 31, 2010.
                                                                                                                                                                      Rupees in million
Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury		Other banking business		Life insurance		General insurance		Venture fund management		Others		Inter segment adjustment	Total
1	Revenue	177,244.1	192,541.3	248,297.5		34,898.1		185,378.0		28,511.1		1,832.7		32,576.6		(305,281.7)	595,997.7
2	Segment results	(13,335.1)	36,451.0	27,444.4		7,733.8		2,776.5		1,583.1		744.1		6,814.2		(4,425.6)	65,786.4
3	Unallocated expenses																--
4	Income tax expenses net)/(net deferred tax credit)																17,352.3
5	Net profit 1 (2) - (3) - (4)																48,434.1
	Other information
6	Segment assets	737,339.9	1,184,314.3	1,641,699.5		610,350.8		584,434.3		65,597.7		2,532.2		183,265.0		(181,571.7)	4,827,962.0
7	Unallocated asset2																65,511.0
8	Total assets (6) + (7)																4,893,473.0
9	Segment liabilities	1,186,393.0	915,021.2	1,525,509.0	3	604,992.4	3	587,425.8	3	66,798.5	3	2,569.5	3	185,621.4	3	(181,571.7)	4,892,759.1
10	Unallocated liabilities																713.9
11	Total liabilities (9) + (10)																4,893,473.0
12	Capital expenditure	1,721.0	635.8	2.9		102.6		228.3		189.7		107.5		866.5		(187.6)	3,666.7
13	Depreciation & amortisation	3,749.0	996.4	16.3		1,616.1		596.9		277.1		120.3		325.6		(69.0)	7,628.7
1.	Includes share of net profit of minority shareholders.
2.	Includes assets which cannot be specifically allocated to any of the segments, tax paid in advance/tax deducted at source (net), deferred tax asset (net).
3.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the business segment results for the year ended March 31, 2009.
Rupees in million
Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury		Other banking business		Life insurance		General insurance		Venture fund management		Others		Inter segment adjustment	Total
1	Revenue	230,152.1	248,077.1	297,421.3		45,280.9		165,074.3		26,624.0		3,456.5		32,160.0		(406,715.4)	641,530.8
2	Segment results	580.5	34,133.1	13,069.4		6,079.1		(8,595.6)		2.7		2,020.8		5,893.5		(3,500.0)	49,683.5
3	Unallocated expenses																-
4	Income tax expenses (net)/ (net deferred tax credit)																15,889.3
5	Net profit 1 (2)- (3) - (4)																33,794.2
	Other information
6	Segment assets	958,656.7	1,357,062.5	1,397,053.4		660,402.9		336,670.8		53,464.4		2,706.2		178,395.0		(191,380.4)	4,753,031.5
7	Unallocated assets2																73,878.2
8	Total assets (6) + (7)																4,826,909.7
9	Segment liabilities	1,117,555.2	1,111,564.6	1,526,005.7	3	657,432.0	3	339,864.4	3	54,455.1	3	2,734.7	3	180,537.0	3	(191,380.4)	4,798,768.3
10	Unallocated liabilities																28,141.4
11	Total liabilities (9) + (10)																4,826,909.7
12	Capital expenditure	4,224.2	1,264.2	3.3		514.0		854.5		692.3		114.0		715.0		(10.8)	8,370.7
13	Depreciation & amortization	3,628.6	1,027.3	4.7		2,259.6		554.1		264.4		13.2		314.9		-	8,066.8

1.	Includes share of net profit of minority shareholders.
2.	Includes assets which cannot be specifically allocated to any of the segments, tax paid in advance/tax deducted at source (net), deferred tax asset (net).
3.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

B.	Geographical segments

The Group has reported its operations under the following geographical segments.

•	Domestic operations comprise branches and subsidiaries/joint ventures in India.
•	Foreign operations comprise branches and subsidiaries/joint ventures outside India and offshore banking unit in India.

The Group conducts transactions with its customers on a global basis in accordance with their business requirements, which may span across various geographies.

The following tables sets forth, for the periods indicated, the geographical segment results.
         Rupees in million
Revenue	For the year ended March 31, 2009	For the year ended March 31, 2010
Domestic operations	561,671.6	532,972.3
Foreign operations	79,859.2	63,025.4
Total	641,530.8	595,997.7

 Rupees in million
Assets	At March 31, 2009	At March 31, 2010
Domestic operations	3,464,948.3	3,694,052.1
Foreign operations	1,297,301.0	1,134,927.3
Total	4,762,249.3	4,828,979.4
Note: Segment assets do not include tax paid in advance/tax deducted at source (net) and deferred tax asset (net).

Rupees in million
	Capital expenditure incurred during the year ended		Depreciation provided on capital expenditure during the year ended
	March 31, 2009	March 31, 2010	March 31, 2009	March 31, 2010
Domestic operations	7,795.5	3,545.3	7,872.1	7,390.1
Foreign operations	575.2	121.4	194.7	238.6
Total	8,370.7	3,666.7	8,066.8	7,628.7

11.	Penalties/fines imposed by Reserve Bank of India and other banking regulatory bodies

There was no penalty imposed by RBI and other banking regulatory bodies during the year ended March 31, 2010 (March 31, 2009: Rs. 400).

12.	Small and Micro Industries

Under the Micro, Small and Medium Enterprises Development Act, 2006 which came into force from October 2, 2006, certain disclosures are required to be made relating to enterprises covered under the Act. During the year ended March 31, 2010, the amount paid to vendors registered under the MSMED Act, 2006 after the due date was Rs. 65.2 million (March 31, 2009: Nil). An amount of Rs. 1.7 million (March 31, 2009: Nil) has been charged to profit & loss account towards accrual of interest on these delayed payments.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

13.	Farm loan waiver

The Ministry of Finance, Government of India had issued guidelines for the implementation of the Agriculture debt waiver and relief scheme for farmers on May 23, 2008. The Bank has implemented the scheme as per guidelines issued by RBI circular DBOD No.BP.BC.26/21.04.048/2008-09 dated July 30, 2008 on ‘Agricultural Debt Waiver and Debt Relief Scheme, 2008 – Prudential norms on income recognition, asset classification and provisioning and Capital Adequacy’.

Pursuant to the scheme an aggregate amount of Rs. 2,758.1 million (March 31: 2009 Rs. 2,666.7 million) has been waived which is recoverable from Government of India. Of the above, an amount of Rs. 1,220.8 million has been received by March 31, 2010 (March 31, 2009: Rs. 773.0 million) and the balance of Rs. 1,537.3 million (March 31, 2009: Rs. 1,893.7 million) is receivable in future.

14.	Credit derivative instruments

The Group deals in credit derivative instruments including credit default swaps, credit linked notes, collateralized debt obligations and principal protected structures. The notional principal amount of these credit derivatives outstanding at March 31, 2010 was Rs. 27,995.2 million (March 31, 2009: Rs. 33,703.4 million) in funded instruments and Rs. 32,880.9 million (March 31, 2009: Rs. 38,712.6 million) in non-funded instruments which includes Rs. 224.5 million (March 31, 2009: Rs. 253.6 million) of protection bought by the Group. At March 31, 2010, the total outstanding mark-to-market position of the above portfolio was a loss of Rs. 878.4 million (March 31, 2009: Rs. 6,327.3 million). The profit and loss impact on the above portfolio on account of mark-to-market and realized gains/losses during the year ended March 31, 2010 was a net profit of Rs. 5,080.3 million (March 31, 2009: net loss of Rs. 3,640.5 million).

15.	Reclassification of investments in ICICI Bank UK PLC

In October 2008, the UK Accounting Standards Board amended FRS 26 on ‘Financial Instruments: Recognition and Measurement’ and permitted reclassification of financial assets in certain circumstances from the ‘held for trading (HFT)’ category to the ‘available for sale (AFS)’ category, ‘held for trading (HFT)’ category to the ‘loans and receivables’ category and from the AFS category to the ‘loans and receivables’ category.

Pursuant to these amendments, during the year ended March 31, 2009, ICICI Bank UK PLC has transferred certain assets with fair value of Rs. 34,028.0 million (USD 670.9 million) from the HFT category to the AFS category, certain assets of fair value Rs. 116.7 million (USD 2.3 million) from HFT category to loans and receivables category and certain assets with fair value of Rs. 20,394.5 million (USD 402.1 million) from the AFS category to the loans and receivables category.

If these reclassifications had not been made, the Bank’s pre-tax profit for the year ended March 31, 2009 would have reduced by Rs. 2,448.8 million (USD 53.3 million) [expense on financial instruments fair value through profit and loss for the year ended March 31, 2009 would have increased by Rs. 2,687.7 million (USD 58.5 million) offset by change in net interest income by Rs. 238.9 million (USD 5.2 million)] and the Bank’s pre-tax losses in available for sale reserve would have increased by Rs. 532.6 million (USD 10.5 million).

If these reclassifications had not been made, the Bank’s pre-tax profit for the year ended March 31, 2010 would have increased by Rs. 2,285.4 million (USD 48.1 million) [income on financial instruments fair value through profit and loss for the year ended March 31, 2010 would have increased by Rs. 2,518.2 million

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

(USD 53.0 million), and net interest income reduced by Rs. 232.8 million (USD 4.9 million)] and the Bank’s pre-tax gain in available for sale reserve would have decreased by Rs. 1,180.9 million (USD 26.3 million) during the year ended March 31, 2010.

16.	Scheme support expenses of ICICI Prudential Asset Management Company Limited

 During the year ended March 31, 2009 other expenditure in Schedule 16 – ‘Operating expenses’ of the financial statements includes scheme support expense of Rs. 920.2 million of ICICI Prudential Asset Management Company Limited. The Scheme support expense consists of support given to Fixed Maturity Plans of Rs. 26.8 million towards yield shortfall, money market scheme of Rs. 55.2 million towards liquidity crisis management and equity funds of Rs. 838.2 million as a compensation against diminution in value of certain investments.

17.	Liquidity options to employees of ICICI Prudential Life Insurance Company Limited and to employees of ICICI Lombard General Insurance Company Limited

ICICI Bank and Prudential Plc have approved a scheme of liquidity to be provided to the employee stock option holders of ICICI Prudential Life Insurance Company to the extent of shares exercised against options vested on or before March 31, 2007, aggregating to a maximum of 2.5 million shares. The shares would be bought at a price determined by an independent external valuation of the shares and would be in line with the grant price for new stock options being granted. The shares would be bought by the joint venture partners from the employee stock option holders in the proportion of their share holding. During the year ended March 31, 2010, ICICI Bank has purchased Nil shares (March 31, 2009: 1,704,062 shares) of ICICI Prudential Life Insurance Company pursuant to this scheme.

Similarly, ICICI Bank and Fairfax Financials Holdings Limited, Canada have approved a scheme of liquidity to be provided to the employee stock option holders of ICICI Lombard General Insurance Company to the extent of shares exercised against options vested on or before March 31, 2007, aggregating to a maximum of 1.1 million shares. The shares would be bought at a price determined by an independent external valuation of the shares and would be in line with the grant price for new stock options being granted. The shares would be bought by the joint venture partners from the employee stock option holders in the proportion of their share holding. During the year ended March 31, 2010, ICICI Bank has purchased Nil shares (March 31, 2009: 442,950 shares) of ICICI Lombard General Insurance Company pursuant to this scheme.

18.	Transfer of Merchant acquiring operations

During the year ended March 31, 2010, the Bank and First Data, a global company engaged in electronic commerce and payment services, formed a merchant acquiring alliance and a new entity, 81.0% owned by First Data, was formed, which has acquired ICICI Bank’s merchant acquiring operations through transfer of assets, primarily comprising fixed assets and receivables, and assumption of liabilities, for a total consideration of Rs. 3,744.0 million. This transfer of assets and liabilities to the new entity would be considered a ‘slump sale’ for tax purposes. The Bank realized a profit of Rs. 2,029.0 million from this transaction, which is included in Schedule 14 – “Other income".

19.	Additional disclosure

Additional statutory information disclosed in the separate financial statements of the Bank and subsidiaries having no material bearing on the true and fair view of the consolidated financial statements and

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements the information pertaining to the items which are not material have not been disclosed in the consolidated financial statements.

20.	Comparative figures

Figures of the previous year have been re-grouped to conform to the current year presentation.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

B. Additional Notes

1.	Acquisition of Bank of Rajasthan

On May 23, 2010, the Board of Directors of ICICI Bank Limited and Board of Directors of the Bank of Rajasthan Limited (Bank of Rajasthan), a banking company, at their respective meetings approved an all-stock acquisition of Bank of Rajasthan by ICICI Bank at a share exchange ratio of 25 shares of ICICI Bank for 118 shares of Bank of Rajasthan. Following the convening of extraordinary general meetings on June 21, 2010 & receipt of approval from shareholders of Bank of Rajasthan and ICICI Bank, both the Bank of Rajasthan and ICICI Bank have applied to the Reserve Bank of India for its approval of the amalgamation under section 44A of the Banking Regulation Act, 1949.

At March 31, 2010, Bank of Rajasthan had total assets of Rs. 173,000.6 million, deposits of Rs. 150,623.5 million, advances of Rs. 83,294.7 million and investments of Rs. 67,225.1 million. During the year ended March 31, 2010, it incurred a loss of Rs. 1,021.3 million.

The proposed acquisition would substantially enhance ICICI Bank’s branch network and especially strengthen its presence in northern and western India. It would combine Bank of Rajasthan’s branch franchise with ICICI Bank’s strong capital base, to enhance the ability of the combined entity to capitalize on the growth opportunities in the Indian economy.

2.	Reserves

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

Investment reserve account:  Represents provision for depreciation on available for sale and held for trading securities in excess of required amount which is credited to profit and loss account and appropriated to this reserve, net of tax and transfer to statutory reserve.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

3.	Deposits

Deposits include demand deposits, which are non-interest bearing, and savings and time deposits, which are interest bearing.

The following table sets forth the residual contractual maturities of time deposits at March 31, 2010.

Rupees in million

Deposits maturing during the year ended March 31,
2011	1,071,955.7
2012	228,106.3
2013	124,609.3
2014	32,124.7
2015	13,969.4
Thereafter	7,211.4
Total time deposits	1,477,976.8

At March 31, 2010, the aggregate of time deposits with individual balances greater than Rs. 5.0 million was Rs. 945,285.1 million (March 31, 2009: Rs. 1,349,099.0 million).

4.	Long-term debt

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

The following table sets forth a listing of long-term debt at March 31, 2010, by maturity and interest rate profile.

Rupees in million
	Fixed-rate obligations	Floating-rate obligations	Total
Long-term debt maturing during the year ended March 31,
2011	113,500.8	68,004.1	181,504.9
2012	111,578.9	55,842.3	167,421.2
2013	118,062.8	46,942.7	165,005.5
2014	13,611.3	39,547.9	53,159.2
2015	38,683.4	1,192.7	39,876.1
Thereafter	320,707.5	42,751.1	363,458.6
Total	716,144.7	254,280.8	970,425.5
Less: Unamortized debt issue costs			(180.5)
Total			970,245.0

Debt aggregating Rs. 25,607.7 million (March 31, 2009: Rs. 32,278.1 million) is guaranteed by the Government of India (GOI). Long-term debt is denominated in various currencies. At March 31, 2010, long-term debt comprises Indian rupee debt of Rs. 441,439.2 million (March 31, 2009: Rs. 366,074.4 million) and foreign currency debt of Rs. 528,805.8 million (March 31, 2009: Rs. 624,121.9 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Indian rupee debt

The following tables set forth, for the periods indicated, a listing of major categories of Indian rupee debt.

Rupees in million
	At March 31, 2010
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)

Bonds issued to institutional/individual investors	324,699.4	9.3%	5.0% to 14.4%	6.6
Bonds eligible for statutory reserve requirements (1)	8,355.0	11.7%	11.5% to 12.0%	1.1
Borrowings from GOI	687.5	12.4%	12.0% to 13.0%	1.0
Refinance from financial institutions	30,467.5	8.1%	5.2% to 11.3%	1.9
Borrowings from other banks	28,270.5	8.6%	8.1% to 11.6%	1.7
Fixed deposits	45,459.3	8.8%	6.0% to 12.5%	1.3
Preference shares(2)	3,500.0	0.001%	0.001%	8.1
Total	441,439.2	9.1%		5.3

Rupees in million
	At March 31, 2009
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)

Bonds issued to institutional /individual investors	242,582.3	9.5%	4.9% to 14.4%	6.1
Bonds eligible for statutory reserve requirements (1)	11,755.0	11.6%	11.5% to 12.0%	1.6
Borrowings from GOI	1,075.4	12.3%	12.0% to 13.0%	1.5
Refinance from financial institutions	39,327.6	9.6%	5.5% to 12.7%	1.6
Borrowings from other banks	41,140.5	12.7%	5.5% to 15.0%	1.8
Fixed deposits	26,693.6	10.8%	7.5% to 12.5%	1.5
Preference shares(2)	3,500.0	0.001%	0.001%	9.1
Total	366,074.4	9.5%		4.7
1)
Banks in India are required to mandatorily maintain a specified percentage of certain liabilities as cash or in approved securities. These bonds issued by the Bank are approved securities under the rules.

2)
Pursuant to RBI circular no. DBOD.BP.BC No.81/ 21.01.002/2009-10, the issued and paid-up preference shares are grouped under Schedule 4 "Borrowings". Accordingly, the same has been considered as long term Indian rupee debt.

Foreign currency debt

The following tables set forth, for the periods indicated, a listing of major categories of foreign currency debt.

Rupees in million
	At March 31, 2010
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)

Borrowings from international development agencies (1)	18,525.2	2.4%	0.6% to 6.8%	8.3
Other borrowings from international markets	510,280.6	3.6%	0.04% to 8.0%	3.2
Total	528,805.8	3.6%		3.3

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million
	At March 31, 2009
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)

Borrowings from international development agencies (1)	22,862.2	3.4%	0.75 % to 6.75%	8.5
Other borrowings from international markets	601,259.7	4.8%	0.18% to 8.13%	3.1
Total	624,121.9	4.7%		3.3
1)
These borrowings have been raised under specific lines of credit from international development agencies. The borrowings have lender-imposed restrictions that limit the use of the funds for specified purposes, which include lending to specified sectors.

5.	Cash and cash equivalents

Deposits with the Reserve Bank of India include Rs. 240,409.2 million (March 31, 2009: Rs. 144,819.6 million) maintained in accordance with the guidelines governing minimum cash reserve requirements at March 31, 2010. The balances maintained with the Reserve Bank of India towards cash reserve requirements are subject to withdrawal and usage restrictions.

Deposits with other banks include Rs. 19,450.0 million (March 31, 2009: Rs. 19,866.6 million) towards deposits, which have maturities greater than 90 days.

6.	Investments

The following table sets forth, for the periods indicated, the portfolio of investments classified as held to maturity.

Rupees in million
	At March 31, 2009				At March 31, 2010
	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value

Held to maturity
Corporate debt securities	15,868.7	467.5	(390.7)	15,945.5	24,592.5	997.9	(645.2)	24,945.2
Government securities	523,562.5	10,286.7	(7,483.9)	526,365.3	511,159.5	1,246.6	(12,669.1)	499,737.0
Other securities	61,175.6	2.9	(50.6)	61,127.9	102,373.6	12.4	–	102,386.0
Total debt securities	600,606.8	10,757.1	(7,925.2)	603,438.7	638,125.6	2,256.9	(13,314.3)	627,068.2
Equity securities	899.6	40.2	(0.1)	939.7	526.6	6.6	–	533.2
Other securities	4,156.8	739.4	(540.8)	4,355.4	5,011.7	318.5	(359.0)	4,971.2
Total	605,663.2	11,536.7	(8,466.1)	608,733.8	643,663.9	2,582.0	(13,673.3)	632,572.6

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the portfolio of investments classified as available for sale:

Rupees in million
	At March 31, 2009				At March 31, 2010
	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value

Available for sale
Corporate debt securities	196,305.4	656.4	(18,670.5)	178,291.3	113,191.2	1,916.9	(2,219.3)	112,888.8
Government securities	98,697.9	696.4	(1,988.0)	97,406.3	214,648.9	177.8	(276.7)	214,550.0
Other securities	83,337.8	1,236.6	(2,773.0)	81,801.4	108,385.7	1,204.9	(1,678.5)	107,912.1
Total debt securities	378,341.1	2,589.4	(23,431.5)	357,499.0	436,225.8	3,299.6	(4,174.5)	435,350.9
Equity securities	26,693.2	2,845.0	(9,293.2)	20,244.9	26,100.4	5,739.3	(3,286.4)	28,553.3
Other securities	64,881.9	1,982.0	(5,292.6)	61,571.3	57,592.8	3,320.1	(7,761.2)	53,151.7
Total	469,916.2	7,416.4	(38,017.3)	439,315.2	519,919.0	12,359.0	(15,222.1)	517,055.9

Income from securities available for sale

The following table sets forth, for the periods indicated, a listing of income from securities classified as available for sale.
                                                                                                                                                              Rupees in million
	Year ended March 31,
	2008	2009	2010

Interest	14,072.7	24,057.2	20,048.5
Dividend	4,500.1	2,893.3	2,159.6
Total	18,572.8	26,950.5	22,208.1

Gross realized gain	27,816.4	10,778.6	10,343.1
Gross realized loss	(1,772.8)	(10,790.6)	(5,551.5)
Total	26,043.6	(12.0)	4,791.6

Income from securities held for trading

The following table sets forth, for the periods indicated, a listing of income from securities classified as held for trading.
Rupees in million
	Year ended March 31,
	2008	2009	2010

Interest and dividend	12,114.5	14,880.8	14,471.4
Realized gain/(loss) on sale of trading portfolio	2,521.5	7,799.5	(846.0)
Unrealized gain/(loss) on trading portfolio	(5,356.9)	(1,053.2)	1,760.1
Total	9,279.1	21,627.1	15,385.5

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Maturity profile of debt securities

The following table sets forth, a listing of each category of held to maturity debt securities at March 31, 2010, by maturity.

         Rupees in million
	Amortized cost	Fair value
Corporate debt securities
Less than one year	4,991.8	4,915.5
One to five years	12,019.1	12,332.8
Five to ten years	7,581.6	7,696.9
Greater than ten years	–	–

Total corporate debt securities	24,592.5	24,945.2
Government securities
Less than one year	5,118.2	5,123.0
One to five years	246,058.2	244,623.1
Five to ten years	173,455.2	170,013.1
Greater than ten years	86,527.9	79,977.8

Total Government securities	511,159.5	499,737.0
Other securities
Less than one year	461.9	465.5
One to five years	38,770.6	38,776.3
Five to ten years	63,141.1	63,144.2
Greater than ten years	–	–

Total other securities	102,373.6	102,386.0
Total debt securities classified as held to maturity	638,125.6	627,068.2

The following table sets forth, a listing of each category of available for sale debt securities at March 31, 2010, by maturity.
Rupees in million

	Amortized cost	Fair value
Corporate debt securities
Less than one year	14,332.5	14,105.5
One to five years	76,432.2	76,001.6
Five to ten years	19,613.6	20,001.6
Greater than ten years	2,812.9	2,780.1

Total corporate debt securities	113,191.2	112,888.8

Government of India securities
Less than one year	119,628.9	119,616.5
One to five years	92,915.5	92,851.9
Five to ten years	2,104.3	2,081.4
Greater than ten years	0.2	0.2

Total Government of India securities	214,648.9	214,550.0

Other securities
Less than one year	54,127.0	54,450.0
One to five years	39,170.0	39,134.1
Five to ten years	4,971.7	5,008.2
Greater than ten years	10,117.0	9,319.8

Total other securities	108,385.7	107,912.1

Total debt securities classified as available for sale	436,225.8	435,350.9

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

7.	Repurchase transactions

The Group has undertaken repurchase and reverse repurchase transactions in Government securities during the year. These transactions are generally of a very short tenure and are undertaken with banks and other financial institutions as counterparties. Repurchase transactions and reverse repurchase transactions are each two-step transactions. In accordance with the Reserve Bank of India guidelines, in the first step of a repurchase transaction, the Group removes securities from its investment portfolio by selling them to other banks or financial institutions. In the first step of a reverse repurchase transaction, by contrast, the securities are added to the Group’s investment portfolio by purchasing securities from other banks or financial institutions. The second step of a repurchase transaction or a reverse repurchase transaction involves the “reversal” of the first step. In the case of repurchase transactions, the second step involves repurchasing the sold securities; in the case of reverse repurchase transactions, the second step involves selling the purchased securities. Under Reserve Bank of India guidelines, upon completion of the second step, the net income impact of a repurchase transaction is recognition of contracted interest expense, whereas the impact of a reverse repurchase transaction is recognition of contracted interest income. At March 31, 2010, outstanding amount of securities sold through repurchase transactions with other banks and financial institutions was Rs. 48,619.6 million (March 31, 2009: Rs. 48,105.4 million) and the outstanding amount of securities purchased through reverse repurchase transactions with other banks and financial institutions was Rs. 84.3 million (March 31, 2009: Rs. 1,348.3 million) respectively.

8.	Loans

The following table sets forth, for the periods indicated, a listing of loans by category.

                                                                                                                Rupees in million
	At March 31,
	2009	2010

Commercial, financial, agricultural and others	1,486,380.5	1,367,173.8
Consumer loans and credit card receivables (1)	1,228,336.9	954,245.2
Lease financing (2)	174.8	17.4
Gross loans	2,714,892.1	2,321,436.4
Provision for loan losses	(53,587.5)	(63,655.1)
Loans, net	2,661,304.6	2,257,781.3
1)	Includes home loans, automobile loans, commercial business loans, two wheeler loans, personal loans and farm equipment loans.
2)	Lease financing activity includes leasing and hire purchase.

Maturity profile of loans

The following table sets forth, for the periods indicated, a maturity profile of loans.

                                                                                                                         Rupees in million
	At March 31,
	2009	2010

Less than one year	591,259.9	673,102.4
One to five years	1,556,381.0	1,242,828.5
Greater than five years	513,663.7	341,850.4
Total	2,661,304.6	2,257,781.3

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Interest income on loans

The following table sets forth, for the periods indicated, a listing of interest income on loans.

Rupees in million
	Year ended March 31,
	2008	2009	2010
Commercial, financial, agricultural and others	79,161.5	104,552.3	93,368.4
Consumer loans and credit card receivables	161,480.6	147,332.1	110,249.3
Lease financing	41.4	22.8	8.7
Total	240,683.5	251,907.2	203,626.4

Standard restructured loans

The Group classifies a loan as a restructured loan where it has made concessionary modifications that it would not otherwise consider, to the contractual terms of a loan to a borrower experiencing financial difficulties. At March 31, 2010, the Group had committed to lend (includes fund-based commitments fungible with non fund-based facilities) Rs. 4,311.2 million (March 31, 2009: Rs. 18,679.4 million) to borrowers who are parties to restructurings.

The following table sets forth, for the periods indicated, a listing of standard restructured loans.

                                                                                                                                                                        Rupees in million
	At March 31,
	2009	2010

Commercial, financial, agricultural and others	59,067.5	58,817.9
Consumer loans and credit card receivables	2,060.7	3,704.5
Total restructured loans	61,128.2	62,522.4
Provision for loan losses	(1,616.2)	(2,758.5)
Restructured loans, net	59,512.0	59,763.9

The following table sets forth, for the periods indicated, a listing of non-performing loans including non-standard restructured loans.

Rupees in million
	At March 31,
	2009	2010

Commercial, financial, agricultural and others	26,183.1	34,894.2
Consumer loans and credit card receivables	72,201.4	69,462.4
Total non-performing loans	98,384.5	104,356.6
Provision for loan losses	(51,690.3)	(58,218.2)
Non-performing loans, net	46,694.2	46,138.4

Provision for loan losses

The following table sets forth, for the periods indicated, the movement in the provision for loan losses on restructured loans.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million
	Year ended March 31,
	2008	2009	2010

Provision for loan losses at the beginning of the year	1,461.3	1,452.5	1,616.2
Provision for loan losses made during the year	–	168.0	2,559.8
Reduction/write-back of excess provision(1)	(8.8)	(4.3)	(1,417.5)
Provision for loan losses at the end of the year	1,452.5	1,616.2	2,758.5
1)	Includes provisions on restructured assets which were upgraded during the period.

The following table sets forth, for the periods indicated, the movement in the provision for loan losses on non-performing loans including non-standard restructured loans.
                        Rupees in million
	Year ended March 31,
	2008	2009	2010

Provision for loan losses at the beginning of the year	21,085.3	39,762.0	51,690.3
Provision for loan losses made during the year	21,167.2	36,034.0	43,117.2
Write-off/write-back of excess provision	(2,490.5)	(24,105.7)	(36,589.2)
Provision for loan losses at the end of the year	39,762.0	51,690.3	58,218.3

9.	Financial assets transferred during the year to securitization company (SC)/reconstruction company (RC)

The Bank has transferred certain assets to Asset Reconstruction Companies (ARCs) in terms of the guidelines issued by Reserve Bank of India governing such transfer. For the purpose of the valuation of  underlying security receipts issued by underlying trusts managed by ARCs, the security receipts are valued at their respective net asset values as advised by the ARCs.

The following table sets forth, for the periods indicated, the details of the assets transferred.

Rupees in million, except number of accounts
	Year ended March 31,
	2008	2009	2010

Number of accounts	18,480	18,429	55,160	1
Aggregate value (net of provisions) of accounts sold to SC/RC	9,344.5	6,810.7	7,617.9
Aggregate consideration	9,408.2	6,737.9	7,866.7
Additional consideration realized in respect of accounts Transferred in earlier years2	–	–	–
Aggregate gain/(loss) over net sale value	63.7	(72.8)	248.8
1)	Excludes accounts previously written-off.
2)
During the year ended March 31, 2010, Asset Reconstruction Company (India) Limited (ARCIL) fully redeemed security receipts of three trusts. The Bank realized Rs. 89.8 million over the gross book value in respect of these trusts (March 31, 2009: Rs. 27.6 million).

10.	Details of non-performing assets sold, excluding those sold to SC/RC

The Bank has sold certain non-performing assets in terms of the guidelines issued by Reserve Bank of India on such sale. The following table sets forth, for the periods indicated, the details of non-performing assets sold, excluding those sold to SC/RC.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

                                                                           Rupees in million, except number of accounts
	Year ended March 31, 2009	Year ended March 31, 2010
No. of accounts	–	7,428	1
Aggregate value (net of provisions) of accounts sold, excluding those sold to SC/RC	–	479.0
Aggregate consideration	–	463.6
1.	Excludes accounts previously written off.

11.	Concentration of credit risk

Concentration of credit risk exists when changes in economic, industry or geographic factors affect groups of counter-parties whose aggregate credit exposure is material in relation to Group’s total credit exposure. The Group’s portfolio of financial instruments is broadly diversified along industry, product and geographic lines primarily within India.

The Group is subject to supervision guidelines for consolidated accounts issued by the Reserve Bank of India. The Group’s 20 largest exposures (non-bank) based on gross exposure, totaled approximately Rs. 927,110.1 million at March 31, 2010 which represent 143.3% of the Group’s capital funds. The single largest exposure (non-bank) at March 31, 2010 was Rs. 86,985.6 million which represents 13.4% of the Group’s capital funds.

The largest group of companies under the same management control accounted for approximately 28.9% of the Group’s capital funds at March 31, 2010.

12.	Loan commitments

The Group has outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated to Rs. 849,196.9 million (includes fund-based commitments fungible with non fund-based facilities) at March 31, 2010 (March 31, 2009: Rs. 868,321.3 million). The interest rate on a significant portion of these commitments is dependent on the lending rates prevailing on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are contingent upon the borrower’s ability to maintain specific credit standards.

13.	Securitization

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

The special purpose entity in securitization of assets is in the form of a non-discretionary trust settled by a third party entity. The settler assumes the responsibility of the trustee to the special purpose entity. The purpose of the trust is to receive contributions from investors for buying assets from the transferor and hold such purchased assets on behalf of the contributors to the trust. The trust normally is a pass through entity. The activities of the trust are governed by a trust deed and include making regular payments to the investors from the receivables, resolve investor queries, manage properties of the trust and enter into various contracts

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements and service agreements in relation to object of the trust. Consent of majority of the investors is required to carry out any alterations in the existing functioning of the trust.

The total cash flows arising from securitization activities for cash received from proceeds from new transfer, servicing fees, cash flow paid for credit enhancement and subordinate contributions during the year ended March 31, 2010 was Rs. 75,392.1 million (March 31, 2009: Rs. 7,182.9 million). The Bank has generally not provided any credit enhancements for the securitization transactions done during the year ended March 31, 2010.

The gain/(loss) on account of securitization (excluding unamortized gain) during the year ended March 31, 2010 was Rs. (5,093.8) million (March 31, 2009: loss of Rs. (3,211.5) million, March 31, 2008: gain of Rs. 168.2 million).

The following tables set forth, for the periods indicated, the information on securitization activity of the Bank, as an originator.
Rupees in million
	Year ended March 31,
	2009	2010

Total number of loan assets securitized	7,053	33
Total book value of loan assets securitized	8,581.1	81,309.4
Sale consideration received for the securitized assets	8,621.9	81,493.7

    Rupees in million
	Year ended March 31,
	2009	2010

Outstanding credit enhancement (funded)	13,086.1	9,987.3
Outstanding liquidity facility	6,853.4	3,196.9
Outstanding servicing (liability)/assets	748.9	225.7
Outstanding subordinate contributions	8,849.0	7,424.3

The Bank has also issued credit enhancement in the form of guarantees amounting to Rs. 19,920.0 million at March 31, 2010 (March 31, 2009: Rs. 27,732.9 million).

The Bank has also issued credit enhancement in the form of guarantees for third party originated securitization transactions amounting to Rs. 6,442.0 million at March 31, 2010 (March 31, 2009: Rs. 6,520.5 million) and outstanding liquidity facility for third party originated securitization transactions amounting to Rs. 0.2 million at March 31, 2010 (March 31, 2009: Rs. 4.0 million).

The following table sets forth, for the periods indicated, the details of provision created at the time of securitization.
 Rupees in million
	Year ended March 31, 2009	Year ended March 31, 2010

Opening balance	9,186.7	5,567.2
Add: Addition during the period	630.5	1,038.4
Less: Deduction during the period	4,250.0	4,351.8
Closing balance	5,567.2	2,253.8

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements
The following table sets forth, the key assumptions in measuring the fair value of retained interests at the date of securitization during the year ended March 31, 2010 and also for subsequent measurement of retained interests at March 31, 2010.

	Auto loans	Personal loans	Two wheeler loans	Mortgage loans

Discount rate	7.0%-15.8%	7.0%-22.9%	18.5%	7.0%-10.2%
Constant prepayment rate (per annum)	15.0%-39.0%	3.0%-42.0%	12.0%	10.0%
Anticipated net credit losses (per annum)1	0.3%-2.7%	3.7%-20.8%	2.3%-3.3%	0.1%-0.2%
1.	Applicable for single product pools.

The following table sets forth, the sensitivity of the fair value to adverse changes of 10% and 20% in each of the key assumptions at March 31, 2010.

  Rupees in million
Fair value of retained interests (net of delinquency provision)	2,504.5

Prepayment rate (per annum)
10%	(95.4)
20%	(184.3)

Delinquency assumptions (per annum)
10%	(71.4)
20%	(142.7)

14.	Capital commitments

The Group is obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. Estimated amounts of contracts remaining to be executed on capital account aggregated to Rs. 5,522.5 million at March 31, 2010 (March 31, 2009: Rs. 4,633.2 million).

15.	Derivatives

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

The market making and the proprietary trading activities in derivatives are governed by the investment policy of the Bank, which lays down the position limits, stop loss limits as well as other risk limits. The Risk Management Group lays down the methodology for computation and monitoring of risk. The Risk Committee of the Board reviews the Bank’s risk management policy in relation to various risks (portfolio, liquidity, interest rate, off-balance sheet and operational risks), investment policies and compliance issues in relation thereto. The Risk Committee of the Board comprises independent directors and the Managing Director and CEO.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements
Risk monitoring of the derivatives portfolio including credit derivatives is done on a daily basis. The Bank generally measures and monitors risk using Value at Risk (VAR) approach and the relevant greeks for options. Risk reporting on derivatives forms an integral part of the management information system and the marked to market position and the VAR of the derivatives portfolio including credit derivatives is reported on a daily basis.

The use of derivatives for hedging purposes is governed by the hedge policy approved by Asset Liability Management Committee. Subject to prevailing Reserve Bank of India guidelines, the Bank deals in derivatives for hedging fixed rate, floating rate or foreign currency assets/liabilities. Transactions for hedging and market making purposes are recorded separately. For hedge transactions, the Bank identifies the hedged item (asset or liability) at the inception of the transaction itself. The effectiveness is assessed at the time of inception of the hedge and periodically thereafter.

Hedge derivative transactions are accounted for pursuant to the principles of hedge accounting in accordance with prevailing Reserve Bank of India guidelines. Derivatives for market making purpose are marked to market and the resulting gain/loss is recorded in the profit and loss account. The premium on option contracts is accounted for as per the Foreign Exchange Dealers’ Association of India guidelines. Derivative transactions are covered under International Swap Dealers Association (ISDA) master agreements with the respective counter parties. The exposure on account of derivative transactions is marked against the credit limits approved for the respective counter parties.

The following table sets forth the details of the notional amounts, marked to market position, gain and loss on derivatives and credit exposure of trading derivatives for the year ended at March 31, 2010.

  Rupees in million
	Notional amount	Gross positive fair value	Gross negative fair value	Gain/(loss) on derivatives3	Credit exposure
Particulars
Interest rate derivatives1	3,973,545.2	45,743.7	(44,819.2)	42.9	80,124.3
Currency derivatives (including foreign exchange derivatives)2	2,828,863.6	92,995.2	(76,301.9)	5,506.5	193,094.2
Equity derivatives	1,871.7	0.61	(1.1)	(2.1)	380.1
Un-funded credit derivatives	32,881.1	86.8	(482.3)	2,717.2	32,967.8
1)	Foreign currency interest rate swaps, forward rate agreements and swap options are included in interest rate derivatives.
2)	Options and cross currency interest rate swaps are included in currency derivatives.
3)	The Bank has additionally recorded a gain of Rs. 423.8 million due to recoveries of credit losses booked in earlier years.

The following table sets forth the details of the notional amounts, marked to market position, gain and loss on derivatives and credit exposure of hedging derivatives for the year ended at March 31, 2010.

                                       Rupees in million
Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Credit exposure
Interest rate derivative1	239,190.3	19,650.5	(232.6)	22,912.6
Currency derivatives (including foreign exchange derivatives)2	33,926.0	595.5	(5,505.8)	2,248.3
1)	Foreign currency interest rate swaps, forward rate agreements and swap options are included in interest rate derivatives.
2)	Options and cross currency interest rate swaps are included in currency derivatives.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The gains/(losses) on hedged items arising from changes in fair value during the year amounted to Rs. 7,119.5 million and gains/(losses) on corresponding hedging instruments arising from changes in fair value during the year amounted to Rs. (6,877.3) million.

The following table sets forth the details of the notional amounts and the marked to market position of derivatives for the year ended March 31, 2009.
Rupees in million
	At March 31, 2009
	Currency derivatives 1	Interest rate derivatives 2
Derivatives (Notional principal amount)
a) For hedging	2,166.4	235,552.8
b) For trading	1,192,138.8	3,680,786.5
Marked to market positions3
a) Asset (+)	26,660.0	7,979.9
b) Liability (-)	–	–
Credit exposure	162,303.4	127,758.5
1)	Options and cross currency interest rate swaps are included in currency derivatives.
2)	Foreign currency interest rate swaps, forward rate agreements and swap options are included in interest rate derivatives.
3)	For trading portfolio.

The Group has also hedged the foreign currency exposure of its net investment in foreign operations through forex forward contracts of a notional amount of Rs. 35,967.3 million at March 31, 2010. The gross positive and negative fair values of these hedging instruments were Rs. 408.8 million and Rs. (482.3) million respectively and the credit exposure was Rs. 11,233.1 million at March 31, 2010.

The Group deals in credit derivative instruments including credit derivative swaps, credit linked notes, collateralized debt obligations and principal protected structures. The portfolio has exposure to corporates and financial institutions as the underlying reference entities and has an average maturity of less than two years. These instruments, which contain credit-risk-related contingent features, require the Group to make payments to the counterparty in case of various triggering credit events like bankruptcy, insolvency, payment default, delinquency, price decline or rating downgrade of the underlying asset/issuer.

The Group has transacted in such structures with a view to benefit from the higher yield possible, with a good understanding of the risks associated with the underlying reference entities for the structures and the flexibility to select tenors for exposures as compared to cash products, amongst others. The risk with respect to such products is governed by the limit structure which stipulates the size of the portfolio, rating profile, tenor etc. The credit events under which the Group will be required to make default payment to the counterparty are bankruptcy, failure to pay and restructuring.

The notional principal amount of these credit derivatives outstanding at March 31, 2010, excluding accrued interest of Rs. 4,313.1 million, was Rs. 27,995.2 million in funded instruments and Rs. 32,880.9 million in non-funded instruments which includes Rs. 224.5 million of protection bought by the Group. In case of funded instruments, the Group deposits an amount with the protection buyer for protection sold in accordance with the contractual terms. The net mark-to-market loss determined based on the internal models using inputs from market sources such as Bloomberg/Reuters, and Fixed Income Money Markets & Derivatives Association of India at March 31, 2010 on the above portfolio was Rs. 878.4 million, which has been fully provided for through profit and loss account. The profit and loss impact on the above portfolio on account of mark-to-market and realized gains/losses during the year ended March 31, 2010 was a net profit of Rs. 5,080.3 million.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

At March 31, 2010, the maximum amount of future payments is Rs. 60,007.4 million for the Group. Based on historical experience, the Group believes that the maximum potential amount of future payments for credit protection sold will be less than the actual loss exposure. The Group as seller of credit default swaps protection is also entitled to receive the underlying obligation, which can be in the nature of bonds or loans of the reference entity, from the buyer of protection in case of credit default.

The Group offers deposit products to customers of its offshore branches with structured returns linked to interest, forex, credit or equity benchmarks. The Group covers these exposures in the inter-bank market. At March 31, 2010, the net open position on this portfolio was Rs. 32.6 million (March 31, 2009: Rs. 116.9 million) with mark-to-market loss of Rs. 3.0 million (March 31, 2009: loss of Rs. 37.5 million) at that date, which has been provided for through profit and loss account.

16.	Tax contingencies

Various tax-related legal proceedings are pending against the Group at various levels of appeal either with the tax authorities or in the courts. Where in the opinion of management a liability requires accrual, after considering all available information, the Group accrues such liability and does not estimate any incremental liability in respect of related proceedings.

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

At March 31, 2010, the Group had been assessed at an aggregate of Rs. 35,071.4 million (March 31, 2009: Rs. 33,750.3 million) in excess of the provision made in its accounts, in income tax, interest tax, wealth tax, service tax and sales tax/VAT demands by the Government of India’s tax authorities for past years. The Group has appealed each of these tax demands. The consequence of enquiries initiated by the tax authorities cannot be quantified, as the Group believes that the proceedings so initiated are likely to be dropped by the tax authorities or will not be upheld by judicial authorities. Based on consultation with counsel and favourable decisions in the Group’s own or other cases as set out below, the Group’s management believes that the tax authorities are not likely to be able to substantiate their income tax, interest tax, wealth tax, service tax and sales tax/VAT assessments and accordingly has not provided for these tax demands at March 31, 2010.

Based on available information, the tax authorities have appealed against decisions in favour of the Group to higher appellate authorities with respect to Rs. 5,550.1 million (March 31, 2009: Rs. 2,737.7 million) of the assessment and the same are pending adjudication.

In the Group’s appeal of the assessment of sales tax/VAT aggregating to Rs. 951.1 million, the Group has appealed the tax demands and expect a favourable outcome based on opinions from counsels and decisions in own/other cases.

The main issues are detailed below:

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

•      Bad debts: Rs. 13,379.4 million (March 31, 2009: Rs. 14,762.3 million) relates to bad debts written off. Bad debts written off as irrecoverable have been disallowed for deduction from taxable income by the tax authorities on the ground that the Group have not established that the debts written off during the year are irrecoverable. In recent judgments in the Bank’s own and other cases, the appellate authorities have allowed the claim of bad debts on the ground that after the amendment to Section 36(1)(vii) of the Income Tax Act, 1961 with effect from April 1, 1989, it is not obligatory on the part of the assessee to prove that the debts written-off are bad and it shall suffice if the assessee writes off its bad debts as irrecoverable in the accounts during the said year. In a recent Supreme Court ruling in another matter, it has been held that post amendment in Section 36(1)(vii) of the Act, it is not necessary for the tax payer to establish that the debt has actually become irrecoverable for claiming deduction of bad debts.

•      Depreciation on leased assets: Rs. 4,112.1 million (March 31, 2009: Rs. 4,650.8 million) relates to the disallowance of depreciation claim on leased assets. In respect of depreciation claimed by the Group for fiscal 1993 and fiscal 1994 on two sale and lease back transactions, the Income Tax Appellate Tribunal, Mumbai held that these transactions were tax planning tools and no depreciation was allowable. As the Income Tax Appellate Tribunal’s decision is based on the facts of two specific transactions, the Group believe that the Income Tax Appellate Tribunal’s decision will not have an adverse tax impact on other sale and lease back transactions entered into by the Group. In subsequent judgments in the Bank’s own and other cases, the appellate authorities have held that finance lease transactions are genuine and have allowed depreciation on finance leases including sale and lease back transactions.

•      Penalty: Penalty amounting to Rs. 3,902.5 million (March 31, 2009: Rs. 3,701.0 million) has been levied on the Group under Section 271(1)(c) by the tax authorities on contentious issues involving judicial interpretation. There is no concealment of income. In recent judgments in the Bank’s own and other cases, the appellate authorities have ruled that penalties are not leviable on debatable issues which cannot be said to be in the nature of concealment of income.

•      Allocation of expenses to earn dividend income of Rs. 2,381.2 million (March 31, 2009: Rs. 2,441.7 million). The disputed issue involves computation of exemption under Section 10(33), 10(34) and deduction under Section 80M of the Income Tax Act, 1961 regarding whether interest expenses can be attributed to earning tax-exempt dividend income. The Group believe no interest can be allocated to as there are no earmarked borrowings towards investment in shares and its interest free funds are sufficient to cover investments in the underlying shares. In a recent judgment in another matter, the Bombay High Court has laid down the principle that if there are sufficient interest free funds available to an assessee to meet its investments, it can be presumed that the investments were from the interest free funds available.

•      Taxability under section 41(4A) in respect of amounts withdrawn from Special Reserve created up to Assessment Year 1997-98: Rs. 1,969.9 million (March 31, 2009: Rs. 2,404.3 million). ICICI had maintained two special reserve accounts, “Special Reserve created upto Assessment Year 1997-98” and “Special Reserve created and maintained from Assessment Year 1998-99”. Withdrawal made from the “Special Reserve created upto Assessment Year 1997-98” was assessed as taxable by the tax authorities. The Bank has disputed the levy of tax as the special reserve created through this account was not required to be maintained. In a recent judgment in the Bank’s own case, the appellate authority has granted relief in respect of withdrawal from special reserve created up to Assessment Year 1997-98.

Based on judicial precedents in the Group’s and other cases and on consultation with tax counsels, the management believes that it is more likely than not that the Group’s tax positions will be sustained.  Accordingly, no provision has been made in the accounts.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

17.	Litigation

A number of litigation and claims against the Group and its directors are pending in various forums. The claims on the Group mainly arise in connection with civil cases involving allegations of service deficiencies, property or labor disputes, fraudulent transactions, economic offences and other cases filed in the normal course of business. The Group is also subject to counter-claims arising in connection with its enforcement of contracts and loans. In accordance with ASC 450, a provision is created where an unfavorable outcome is deemed probable and in respect of which a reliable estimate can be made. In view of inherent unpredictability of litigation and cases where claims sought are substantially high, actual cost of resolving litigations may be substantially different than the provision held. For cases where unfavorable outcome is deemed to be reasonably possible, it is not possible to make an estimate of the possible loss or range of possible losses due to the nature of the cases as explained above. The total amount of claims against the Group where an unfavourable outcome is deemed probable or reasonably possible was Rs. 325.0 million at March 31, 2010. Based upon a review of open matters with its legal counsels including loss contingency on account of such litigation and claims, and classification of such contingency as 'probable', 'possible' or 'remote' and with due provisioning for the relevant litigation and claims, the management believes that the outcome of such matters will not have a material adverse effect on the Group's consolidated financial position, results of operations or cash flows.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

18.	Segmental Information

The following table sets forth, the business segment results for the year ended March 31, 2010 prepared on the basis described in Schedule 19A note 10A.

                                                                              Rupees in million
Sr. No	Particulars	Retail Banking	Wholesale Banking	Treasury		Other banking business		Life insurance		General insurance		Venture fund management		Others		Inter segment adjustment	Total
1	Revenue	177,244.1	192,541.3	248,297.5		34,898.1		185,378.0		28,511.1		1,832.7		32,576.6		(305,281.7)	595,997.7
2	Segment results	(13,335.1)	36,451.0	27,444.4		7,733.8		2,776.5		1,583.1		744.1		6,814.2		(4,425.6)	65,786.4
3	Unallocated expenses																..
4	Income tax expenses (net)/(net deferred tax credit)																17,352.3
5	Net profit1 (2) - (3) - (4)																48,434.1
	Other information
6	Segment assets	737,339.9	1,184,314.3	1,641,699.5		610,350.8		584,434.3		65,597.7		2,532.2		183,265.0		(181,571.7)	4,827,962.0
7	Unallocated assets2																65,511.0
8	Total assets (6) + (7																4,893,473.0
9	Segment liabilities	1,186,393.0	915,021.2	1,525,509.0	3	604,992.4	3	587,425.8	3	66,798.5	3	2,569.5	3	185,621.4	3	(181,571.7)	4,892,759.1
10	Unallocated liabilities																713.9
11	Total liabilities (9) + (10																4,893,473.0
12	Capital expenditure	1,721.0	635.8	2.9		102.6		228.3		189.7		107.5		866.5		(187.6)	3,666.7
13	Depreciation & amortisation	3,749.0	996.4	16.3		1,616.1		596.9		277.1		120.3		325.6		(69.0)	7,628.7
1.	Includes share of net profit of minority shareholders.
2.	Includes assets which cannot be specifically allocated to any of the segments, tax paid in advance/tax deducted at source (net) and deferred tax asset (net).
3.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the business segment results for the year ended March 31, 2009 prepared on the above basis

                                                                                                                                                                                                                                                                     Rupees in million
Sr. No	Particulars	Retail banking	Wholesale banking	Treasury		Other banking business		Life insurance		General insurance		Venture fund management		Others		Inter segment adjustment	Total
1	Revenue	230,152.1	248,077.1	297,421.3		45,280.9		165,074.3		26,624.0		3,456.5		32,160.0		(406,715.4)	641,530.8
2	Segment results	580.5	34,133.1	13,069.4		6,079.1		(8,595.6)		2.7		2,020.8		5,893.5		(3,500.0)	49,683.5
3	Unallocated expenses																..
4	Income tax expenses (net)/ (net deferred tax credit)																15,889.3
5	Net profit1 (2) - (3) - (4)																33,794.2
	Other information
6	Segment assets	958,656.7	1,357,062.5	1,397,053.4		660,402.9		336,670.8		53,464.4		2,706.2		178,395.0		(191,380.4)	4,753,031.5
7	Unallocated assets2																73,878.2
8	Total assets (6) + (7)																4,826,909.7
9	Segment liabilities	1,117,555.2	1,111,564.6	1,526,005.7	3	657,432.0	3	339,864.4	3	54,455.1	3	2,734.7	3	180,537.0	3	(191,380.4)	4,798,768.3
10	Unallocated liabilities																28,141.4
11	Total liabilities (9) + (10)																4,826,909.7
12	Capital expenditure	4,224.2	1,264.2	3.3		514.0		854.5		692.3		114.0		715.0		(10.8)	8,370.7
13	Depreciation & amortization	3,628.6	1,027.3	4.7		2,259.6		554.1		264.4		13.2		314.9		..	8,066.8
1.	Includes share of net profit of minority shareholders.
2.	Includes assets which cannot be specifically allocated to any of the segments, tax paid in advance/tax deducted at source (net) and deferred tax asset (net).
3.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the business segment results for the year ended March 31, 2008 on the above basis.

Rupees in million
Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury		Other banking business		Life insurance		General insurance		Venture fund management		Others		Inter segment adjustments	Total
1	Revenue	244,185.4	249,493.5	293,265.0		28,152.4		143,968.3		22,061.9		2,715.4		24,372.6		(407,683.7)	600,530.8
2	Segment results	9,472.4	35,746.8	5,366.4		1,489.5		(15,141.8)		1,302.2		1,271.2		6,552.1		(3,809.4)	42,249.4
3	Unallocated expenses																--
4	Income tax expenses (net)/(net deferred tax credit)																11,096.8
5	Net profit1 (2) - (3) - (4)																31,152.6
	Other information
6	Segment assets	1,112,510.1	1,263,992.0	1,541,804.3		559,258.3		297,475.4		37,247.2		2,505.9		120,270.1		(138,628.3)	4,796,435.0
7	Unallocated assets2																59,730.9
8	Total assets (6) + (7)																4,856,165.9
9	Segment liabilities	1,152,965.5	1,378,224.6	1,443,059.0	3	554,908.1	3	299,603.1	3	37,716.2	3	2,649.9	3	121,372.3	3	(138,628.3)	4,851,870.4
10	Unallocated liabilities																4,295.5
11	Total liabilities (9) + (10)																4,856,165.9
12	Capital expenditure	6,430.8	1,364.6	8.5		765.3		1,169.1		508.3		86.4		570.3		..	10,903.3
13	Depreciation & amortization	2,836.8	889.1	5.3		2,165.0		278.3		211.1		173.6		234.9		..	6,794.1
1.	Includes share of net profit of minority shareholders.
2.	Includes assets which cannot be specifically allocated to any of the segments, tax paid in advance/tax deducted at source (net) and deferred tax asset (net).
3.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

19.	Employee Stock Option Scheme

The following table sets forth, a summary of the Bank’s stock options outstanding at March 31, 2010.

	Number of shares	Weighted- average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year	18,992,504	685.05	7.45	95.9
Add: Granted during the year	1,731,000	434.78	..	..
Less: Lapsed during the year	365,372	661.78	..	..
Exercised during the year	1,594,672	366.38	..	..
Outstanding at the end of the year	18,763,460	689.50	6.82	5,085.5
Options exercisable	10,104,780	609.18	6.01	3,534.4

The following table sets forth, a summary of the Bank’s stock options outstanding at March 31, 2009.

	Number of shares	Weighted- average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year	15,638,152	596.32	7.83	3,515.8
Add: Granted during the year	5,640,500	912.30	..	..
Less: Lapsed during the year	1,723,001	737.40	..	..
Exercised during the year	563,147	336.96	..	..
Outstanding at the end of the year	18,992,504	685.05	7.45	95.9
Options exercisable	7,188,420	496.10	6.33	95.4

Total fair value of options vested for the year ended March 31, 2008, March 31, 2009 and March 31, 2010 was Rs. 660.4 million, Rs. 902.3 million and Rs. 1,050.0 million respectively.

Total aggregate intrinsic value of option exercised for the year ended March 31, 2008, March 31, 2009 and March 31, 2010 was Rs. 996.8  million, Rs. 253.9 million and Rs. 788.5 million respectively.

The total compensation cost related to non-vested awards not yet recognized at March 31, 2009 and March 31, 2010 was Rs. 1,143.3 million and Rs. 660.0 million respectively and the weighted-average period over which it is expected to be recognized is 2.58 years and 2.51 years respectively.

The following table sets forth, a summary of stock options exercisable at March 31, 2010.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Range of exercise price (Rupees per share)	Number of shares	Weighted- average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
105-299	117,601	146.21	2.03	95.5
300-599	6,533,409	449.06	5.33	3,328.0
600-999	3,426,570	926.38	7.44	110.9
1,000-1,399	27,200	1,114.57	7.65	..

The following table sets forth, a summary of stock options exercisable at March 31, 2009.

Range of exercise price (Rupees per share)	Number of shares	Weighted- average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
105-299	136,682	150.5	2.79	24.9
300-599	5,823,878	411.7	6.05	70.5
600-999	1,214,260	932.9	8.07	..
1,000-1,399	13,600	1,114.6	8.65	..

The following table sets forth, a summary of Bank’s unvested stock options outstanding at March 31, 2010.

	Shares	Weighted-average fair value at grant date (Rupees)
Unvested at April 1, 2009	11,804,084	251.39
Granted	1,731,000	200.14
Vested	4,593,524	228.57
Forfeited (unvested)	282,880	236.56
Unvested at March 31, 2010	8,658,680	253.74

    The following table sets forth, a summary of Bank’s unvested stock options outstanding at March 31, 2009.

	Shares	Weighted-average fair value at grant date (Rupees)
Unvested at April 1, 2008	12,365,860	248.18
Granted	5,640,500	257.65
Vested	4,839,080	186.46
Forfeited (unvested)	1,363,196	247.41
Unvested at March 31, 2009	11,804,084	251.39

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of options.

	Year ended March 31,
	2008	2009	2010
Risk-free interest rate	7.12% to 8.11%	7.31% to 9.25%	4.91% to 7.76%
Expected life	2 to 6 years	2 to 6.4 years	6.4 to 6.9 years
Expected volatility	36.26% to 8.01%	39.46% to 45.23%	48.65% to 49.18%
Expected dividend yield	1.07%	1.20% to 3.57%	1.22% to 2.53%

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

Expected volatility during the estimated expected term of the option is based on historical volatility determined based on observed market prices of the Bank's publicly traded equity shares.

Expected dividends during the estimated expected term of the option are based on recent dividend activity.

20.	Selected information from Indian GAAP financials

The following tables set forth, for the periods indicated, the income statement and balance sheet as per the format required by Regulation S-X.

          Rupees in million
	Year ended March 31,
	2008	2009	2010

Interest and dividend income	340,949.6	362,507.1	301,537.1
Interest expense	257,669.8	264,872.5	207,291.9
Net interest income	83,279.8	97,634.6	94,245.2
Provision for loan losses & others	29,447.4	38,811.8	45,258.9
Provision for investments	730.1	6,305.1	328.1
Net interest income after provision for loan losses and investments	53,102.3	52,517.7	48,658.2
Non-interest income	259,581.2	279,023.7	294,460.6
Non-interest expense	270,434.1	281,857.9	277,332.4
Income before equity in loss of affiliates, minority interest, income taxes	42,249.4	49,683.5	65,786.4
Less: Minority interest	(2,829.7)	(1,975.3)	1,731.2
Income before income taxes expense	45,079.1	51,658.8	64,055.2
Income tax expense including wealth tax expense	11,096.8	15,889.3	17,352.3
Net income	33,982.3	35,769.5	46,702.9

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

	Year ended March 31,
	2008	2009	2010
Earnings per equity share: (Rs.)
Basic	32.19	32.13	41.93
Diluted	32.00	32.07	41.72

Weighted average number of equity shares used in computing earnings per equity share (millions)
Basic	1,056	1,113	1,114
Diluted	1,062	1,115	1,118

                          Rupees in million
	At March 31,
	2009	2010
Assets
Cash and cash equivalents	350,613.8	471,441.2
Investments1	1,481,070.2	1,863,197.8
Loans, net	2,661,304.6	2,257,781.3
Property, plant and equipment2	44,974.5	38,622.9
Goodwill	1,692.9	1,555.9
Deferred tax asset (net)	25,184.0	24,842.1
Interest accrued, outstanding fees and other income	56,658.7	47,814.2
Assets held for sale	3,089.2	743.5
Other assets3	202,321.7	187,474.1

Total assets	4,826,909.6	4,893,473.0

Liabilities
Interest-bearing deposits	2,395,923.7	2,100,198.5
Non-interest bearing deposits	222,633.8	315,524.5
Short-term borrowings and trading liabilities	170,467.0	183,238.2
Long-term debt	986,696.5	970,245.0
Redeemable preferred stock	3,500.0	3,500.0
Other liabilities	570,808.2	795,097.8

Total liabilities	4,350,029.2	4,367,804.0

Minority interest	9,105.1	12,704.0
Stockholders’ equity	467,775.3	512,965.0

Total liabilities and shareholder’s equity	4,826,909.6	4,893,473.0
1.
Includes investments amounting to Rs. 2,407.4 million, pledged as security towards short-term borrowings amounting to Rs. 2,073.7 million and investments amounting to Rs. 2,405.2 million earmarked against redemption of preferred stock, which falls due for redemption on April 20, 2018, as per the original issue terms.

2.
Includes property, plant and equipment amounting to Rs. 884.5 million pledged as security by way of second mortgage/charge towards long term borrowings of Rs. 899.3 million and property, plant and equipment amounting to Rs. 1.2 million pledged as security by way of pari passu charge towards short-term debt amounting to Rs. 2.7 million.

3.
Includes other assets amounting to gross Rs. 38.6 million given as security by way of pari passu charge towards long-term debt amounting to Rs. 899.3 million and other assets pledged as security by way of pari passu charge towards short-term debt amounting to Rs. 2.7 million.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following tables set forth, for the periods indicated, the statement of stockholders’ equity.
                                                                                                                 Rupees in million
	Equity share capital	Securities premium	Revenue and other reserves	Other special reserves1

Balance at April 1, 2007	8,993.4	120,285.4	50,589.6	59,782.0
Proceeds from issue of share capital	2,134.2	197,644.8	..	..
Additions during the year	..	..	8,952.5	14,080.9
Deductions during the year	(0.9)	(5,280.2)	(4,131.6)	(5,827.9)

Balance at March 31, 2008	11,126.7	312,650.0	55,410.5	68,035.0
1.	Includes statutory reserve, special reserve, unrealized investment reserve, capital reserve and foreign currency translation reserve.

Rupees in million
	Equity share capital	Securities premium	Revenue and other reserves	Other special reserves1

Balance at April 1, 2008	11,126.7	312,650.0	55,410.5	68,035.0
Proceeds from issue of share capital	5.6	526.5	..	..
Additions during the year	0.5		980.0	31,959.8
Deductions during the year	..	(10.5)	(8,431.4)	(4,477.4)

Balance at March 31, 2009	11,132.8	313,166.0	47,959.1	95,517.4
1.	Includes statutory reserve, special reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve and reserve fund.

Rupees in million
	Equity share capital	Securities premium	Revenue and other reserves	Other special reserves1

Balance at April 1, 2009	11,132.8	313,166.0	47,959.1	95,517.4
Proceeds from issue of share capital	15.9	..	..	..
Additions during the year	0.1	635.9	26,741.8	25,671.6
Deductions during the year	..	..	..	(7,875.7)

Balance at March 31, 2010	11,148.8	313,801.9	74,700.9	113,313.3
1.	Includes statutory reserve, special reserve, investment reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve and reserve fund.

The following table sets forth, for the periods indicated, the movement in profit and loss account.
Rupees in million
	March 31, 2008	March 31, 2009	March 31, 2010

Balance at the beginning of the year	(73.7)	5,496.8	5,371.7
Additions during the year	33,982.3	35,769.5	46,702.9
Proposed dividend	(14,355.1)	(14,335.3)	(15,664.2)
Deductions during the year	(14,056.7)	(21,559.3)	(19,524.0)

Balance at the end of the year	5,496.8	5,371.7	16,886.4

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the supplementary information to the cash flow statement.
          Rupees in million
	Year ended
	March 31, 2008	March 31, 2009	March 31, 2010
Conversion of loan to equity shares	1,002.1	814.3	253.7
Interest paid	252,057.1	261,442.0	206,196.5

The cash flow statement is in compliance with the requirements of IAS 7 – Cash Flow Statements.

21.	Estimated fair value of financial instruments

The Group’s financial instruments include non-derivative financial assets and liabilities as well as derivative instruments. Fair value estimates are generally subjective in nature, and are made at a specific point in time based on the characteristics of the financial instruments and relevant market information. Quoted market prices are used, wherever available. In other cases, fair values are based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows and other factors. Changes in assumptions could significantly affect these estimates and the resulting fair values. Derived fair value estimates cannot necessarily be substantiated by comparison to independent markets and in many cases, may not be realized in an immediate sale of the instruments.

Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered as financial instruments. Disclosure of fair values is not required for certain items such as investments accounted for under the equity method of accounting, obligations for pension and other post-retirement benefits, income tax assets and liabilities, property and equipment, pre-paid expenses, core deposit intangibles and the value of customer relationships associated with certain types of consumer loans, particularly the credit card portfolio and other intangible assets. Accordingly, the aggregate fair value amount presented does not purport to represent and should not be considered representative of the underlying market or franchise value of the Group. In addition, because of differences in methodologies and assumptions used to estimate fair values, the Group’s fair values should not be compared to those of other financial institutions.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Investments

Trading account assets and liabilities and available for sale securities are carried at fair value in the balance sheet. The fair values are generally determined based on quoted or other independent market prices. Values for interest rate and foreign exchange products are based on quoted or other independent market prices or are estimated using pricing models or discounted cash flows. For certain debt and equity investments that do not trade on established exchanges and for which markets do not exist, estimates of fair value are based upon management’s review of the investee’s financial results, condition and prospects.

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

The following table sets forth, for the periods indicated, the listing of the fair value by category of financial assets and financial liabilities.
          Rupees in million
	At March 31, 2009		At March 31, 2010
	Carrying value	Estimated fair value	Carrying value	Estimated fair value

Financial assets
Cash and balances with Reserve Bank of India	178,754.5	178,754.5	278,502.8	278,502.8
Balances with banks and money at call and short notice	171,859.4	171,859.4	192,938.4	192,938.4
Investments	1,481,070.0	1,491,050.5	1,863,197.8	1,856,763.2
Advances	2,661,304.7	2,658,901.3	2,257,781.3	2,306,600.5
Other assets	211,966.4	211,966.4	185,284.9	185,284.9
Total	4,704,955.0	4,712,532.1	4,777,705.2	4,820,089.8

Financial liabilities
Interest-bearing deposits	2,395,924.0	2,398,994.7	2,100,198.4	2,107,868.9
Non-interest-bearing deposits	222,633.0	222,633.0	315,524.5	315,524.5
Borrowings1	1,160,663.5	1,203,873.2	1,156,983.2	1,200,903.0
Other liabilities and provisions	548,326.6	548,326.6	776,774.8	776,774.8
Total	4,327,547.1	4,373,827.5	4,349,480.9	4,,401,071.2
1.	Includes preference share capital of Rs. 3,500.0 million (March 31, 2009: Rs. 3,500.0 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

22.	Differences between Indian GAAP and US GAAP

The consolidated financial statements of the Group are prepared in accordance with Indian GAAP, which differs, in certain significant aspects from US GAAP.

The following tables summarize the significant adjustments to consolidated net income and stockholders’ equity which would result from the application of US GAAP:

1.  Net income reconciliation
Rupees in million
	Note	Year ended March 31,
		2008	2009	2010
Consolidated profit after tax as per Indian GAAP excluding minority interests1		33,982.3	35,769.5	46,702.9

Adjustments on account of:

Allowance for loan losses	(a)	(4,404.7)	(3,617.7)	5,246.6

Business combinations	(b)	(767.5)	(826.5)	(609.8)

Consolidation	(c)	6,167.9	1,139.5	6,600.1

Valuation of debt and equity securities	(d)	(1,506.1)	3,575.4	(5,392.4)

Amortization of fees and costs	(e)	(4,842.4)	(5,010.6)	(8,651.6)

Accounting for derivatives	(f)	2,348.0	1,073.0	(626.3)

Accounting for compensation costs	(g)	(1,869.9)	(823.7)	(726.9)

Accounting for securitization	(h)	276.6	(671.7)	(626.6)

Deferred tax benefit/(expense)	(i)	3,286.0	3,872.3	3,397.1

Others	(j)	440.9	(30.0)	(62.9)

Total impact of all adjustments		(871.2)	(1,320.0)	(1,452.7)

Net income as per US GAAP attributable to ICICI Bank stockholders		33,111.1	34,449.5	45,250.2
Net income as per US GAAP attributable to non-controlling interests1		498.9	(13.7)	619.5
Total net income as per US GAAP		33,610.0	34,435.8	45,869.7

Basic earnings per share (Rs.)

Indian GAAP (consolidated)		32.19	32.13	41.93

US GAAP		31.37	30.95	40.63

Diluted earnings per share (Rs.)

Indian GAAP (consolidated)		32.00	32.07	41.72

US GAAP		30.87	30.78	40.35
1.	Net income attributable to minority interests as per Indian GAAP was Rs. 1,731.2 million (March 31, 2009: loss of Rs. (1,975.3) million and March 31, 2008: loss of Rs. (2,829.7) million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

2.	Stockholders’ equity reconciliation
Rupees in million
	Note	At March 31,
		2009	2010

Consolidated net worth as per Indian GAAP excluding minority interests1		467,775.3	512,965.0

Adjustments on account of:

Allowance for loan losses	(a)	(27,756.2)	(22,509.6)

Business combinations	(b)	2,750.1	2,140.3

Consolidation	(c)	10,795.0	9,009.7

Valuation of debt and equity securities	(d)	3,411.8	(3,576.5)

Amortization of fees and costs	(e)	(5,377.7)	(14,263.2)

Accounting for derivatives	(f)	3,997.3	3,370.8

Accounting for compensation costs	(g)	916.3	865.1

Accounting for securitization	(h)	1,036.2	409.5

Deferred taxes	(i)	14,548.6	19,694.8

Others	(j)	(7.4)	(62.2)

Proposed dividend	(k)	13,757.9	15,019.1

Total impact of all adjustments		18,071.9	10,097.8

ICICI Bank stockholders’ equity as per US GAAP		485,847.2	523,062.8
Non-controlling interests1		1,530.3	2,981.8
Total equity as per US GAAP		487,377.5	526,044.6
1.	Net worth, representing capital and reserves and surplus, attributable to minority interests as per Indian GAAP was Rs. 12,704.0 million (March 31, 2009: Rs. 9,105.1 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

a)	Allowance for loan losses

The differences in the allowance for loan losses between Indian GAAP and US GAAP are primarily on account of:

i)  Differences in the discount rates and cash flows used for computing allowances created on restructured assets including allowances on certain loans transferred to an asset reconstruction company not accounted for as sales under US GAAP. The loss on assets transferred to an asset reconstruction company are included under allowance for loan losses under US GAAP whereas under Indian GAAP, these are netted off from the security receipts received as consideration for sale as the transfer of these loans is treated as a sale under Indian GAAP.

ii)  Allowances for loan losses created on other impaired loans made in accordance with FASB ASC Topic 450, “Contingencies” and FASB ASC Topic 310, “Receivables” issued by the Financial Accounting Standards Board (FASB) under US GAAP and graded provisioning rates on non-performing loans, subject to minimum provisioning rates prescribed by Reserve Bank of India guidelines under Indian GAAP.

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

In November 2008, the Reserve Bank of India reduced the provisioning rate for standard assets to a uniform rate of 0.4% for all types of standard assets except in the case of direct advances to agricultural and SME sectors, which will continue to attract a provisioning of 0.25%, as earlier. The revised norms were effective prospectively but the existing provisions held by banks could not be reversed. In November 2009, the Reserve Bank of India increased the provisioning rate on standard assets in the commercial real estate sector to 1.0%.

Sub-standard assets
A loan is classified as sub-standard if interest payments or installments have remained overdue for more than 90 days. A provision of 10.0% is required for all sub-standard loans. An additional provision of 10.0% is required for accounts that are ab-initio unsecured.

Doubtful assets
A loan is classified as a doubtful loan, if it has remained as sub-standard for more than twelve months.

A 100% provision/write-off is required in respect of the unsecured portion of the doubtful loans.

Effective quarter ended June 30, 2004, a 100% provision is required for loans classified as doubtful for more than three years in a graded manner.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Classification	Provisioning

Loss assets	The entire loan is required to be written off or provided for.

Restructured loans
Till August 27, 2008, a provision equal to the difference between the present value of the future interest as per the original loan agreement and the present value of the future interest on the basis of rescheduled terms at the time of restructuring was required to be made.

For loans restructured after August 27, 2008, the provision is equal to the difference between the fair value of the loan before and after restructuring. The fair value of the loan before restructuring is computed as the present value of cash flows representing the interest at the existing rate charged on the loan before restructuring and the principal. The fair value of the loan after restructuring is computed as the present value of cash flows representing the interest at the rate charged on the loan on restructuring and the principal. Both sets of cash flows are discounted at the Bank’s Benchmark Prime Lending Rate as on the date of restructuring plus the appropriate term premium and credit risk premium for the borrower category on the date of restructuring.

Under US GAAP, the impaired loans portfolio is classified into restructured loans and other impaired loans. Restructured loans represent loans whose terms relating to interest and installment payments have been modified and qualify as troubled debt restructurings as defined in FASB ASC Subtopic 310-40, ”Troubled Debt Restructurings by creditors”. Other impaired loans represent loans other than restructured loans, which qualify for impairment as per FASB ASC Subtopic 310-10, “Receivables Overall”.

Under US GAAP, larger balance, non-homogenous exposures representing significant individual credit exposures (both funded and non-funded), are evaluated on the basis of borrower’s overall financial condition, resources and payment record and the realizable value of any collateral. This estimate considers all available evidence including the present value of the expected future cash flows discounted at the loan’s contractual effective rate and the fair value of collateral. Allowances recognized on account of reductions of future interest rates as a part of troubled debt restructurings are accreted as a credit to the provision for loan losses over the tenor of the restructured loan. Each portfolio of smaller balance homogenous loans, including consumer mortgage, installment, revolving credit and most other consumer loans is individually evaluated for impairment. The allowance for loan losses attributed to these loans is established through a process that includes an estimate of probable losses inherent in the portfolio, based upon various statistical analysis.

Under US GAAP, the allowance for loan losses for restructured loans is created by discounting expected cash flows at contracted interest rates, unlike Indian GAAP, under which the original and restructured cash flows are discounted at the current estimated lending rate.

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

During fiscal years 2008, 2009 and 2010, the Group transferred certain impaired loans to borrower specific funds/trusts managed by asset reconstruction companies against the issuance of security receipts by the funds/trusts. The funds/trusts have been set up by the asset reconstruction companies

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements under enacted debt recovery legislation in India and aim to improve the recoveries of banks from non-performing assets by aggregating lender interests and speeding up enforcement of security interest by lenders. While under Indian GAAP the entire transfer was recognized as a sale, under US GAAP these transfers are not recognized as a sale due to the following reasons:

•	Certain transfers did not qualify for sale accounting under FASB ASC Topic 860, “Transfers and servicing”.

•
Certain transfers qualified for sale accounting but were impacted by FASB ASC Subtopic 810-10 “Consolidation-overall”. The funds/trusts to which these loans have been transferred are variable interest entities within the definition contained in ASC Subtopic 810-10. As the Bank is the ‘Primary Beneficiary’ of certain funds/trusts, it is required under US GAAP to consolidate these entities.

The following table sets forth, for the periods indicated, the difference in aggregate allowances for loan losses between Indian GAAP and US GAAP as attributable to the reconciling items.

Rs. in million
Reconciling items	Year ended March 31,
	2008	2009	2010
Differences due to provision on loans classified as troubled debt restructuring under US GAAP (includes cases transferred to asset reconstruction company)	1,487.9	1,665.9	2,613.2

Differences due to provisions on loans classified as other impaired under US GAAP1	(6,526.5)	(4,057.2)	2,204.2

Differences due to provisions created on performing assets	633.9	(1,226.4)	429.2

Total difference in allowance for loan losses	(4,404.7)	(3,617.7)	5,246.6
1. Includes provision on smaller balance homogeneous loans.

The differences in methodology of computing loan loss allowances between Indian GAAP and US GAAP, as described above, result in timing differences in recognition of such losses. The favourable impact on allowances under US GAAP for the year ended March 31, 2010 is primarily due to these timing differences. However, the cumulative provisions under US GAAP at March 31, 2010 continue to be higher than the cumulative provisions held under Indian GAAP as shown in the statement of stockholders’ equity reconciliation.

b)	Business combinations

The differences arising due to business combinations are primarily on account of:

i)  Determination of the accounting acquirer and

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

Further, for certain acquisitions made by the Group, no goodwill has been accounted for under Indian GAAP primarily due to accounting for the amalgamation by the pooling of interests method. However, under US GAAP, goodwill has been accounted for in accordance with FASB ASC Topic 805, “Business Combinations”,  and FASB ASC Topic 350, “Intangibles – Goodwill and others”.

Under US GAAP subsequent to the adoption of ASC Topic 350, the Group does not amortize goodwill and intangibles with infinite life but instead tests the same for impairment at least annually. The annual impairment test under ASC Topic 350 does not indicate an impairment loss for fiscal 2010.

Under US GAAP definite lived intangible assets are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period.

The following table sets forth, the estimated useful lives of intangible assets:

No. of years
Customer-related intangibles	10
Other intangibles	3 to 5

c)	Consolidation

The differences on account of consolidation are primarily on account of:

i)  Consolidation of insurance subsidiaries

ii)  Equity affiliates and majority owned subsidiaries and

iii)  Consolidation of variable interest entities.

Under Indian GAAP, the Group has not consolidated certain entities in which control is intended to be temporary. However under US GAAP, these entities have been consolidated in accordance with FASB ASC Subtopic 810-10, “Consolidation – Overall” which requires consolidation of such entities.

Under Indian GAAP, consolidation is required only if there is ownership of more than one-half of the voting power of an enterprise or control of the composition of the Board of Directors in the case of a company or of the composition of the governing body in case of any other enterprise.

Under Indian GAAP, the insurance subsidiaries (ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited) are fully consolidated whereas under US GAAP, these subsidiaries are accounted for by the equity method of accounting as the minority shareholders have substantive participating rights as defined in ASC Subtopic 810-10.

The following table sets forth, for the periods indicated, the significant differences between Indian GAAP and US GAAP in case of the life insurance subsidiary.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million
Reconciling items	Year ended March 31,
	2008	2009	2010
Profit/(loss) as per Indian GAAP	(13,950.6)	(7,797.0)	2,579.7
Adjustments on account of
Difference in statutory reserve and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost	5,379.9	(423.5)	1,966.3
Actuarial reserves on lapsed policies	2,332.9	1,497.3	5,341.0
Compensation costs	(112.4)	(351.4)	(107.2)
Unrealized gain/(loss) on trading portfolio of participating funds	833.1	(846.7)	1,804.5
Deferred taxes	(532.4)	875.4	(1,072.7)
Others	(3.0)	(3.0)	(3.0)
Profit/(loss) as per US GAAP	(6,052.5)	(7,048.9)	10,508.6

The aforesaid differences in respect of the life insurance subsidiary are described below.

i)	Difference in statutory reserve and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost.

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

The benefit reserve is computed as the present value of benefits less the present value of the net premium for benefits. The maintenance expense reserve is computed as the present value of maintenance expenses less the present value of net premiums for maintenance expenses. Deferred premium liability is held in accordance to ASC Topic 944-40-25-28 for products where the premium paying term is shorter than the policy term so as to allow the emergence of the profits over the entire policy term. Under unit-linked products, the excess of initial charges over ultimate charges is held as unearned revenue reserve to allow for the emergence of the profit over the term of the policy.

Unallocated policyholders’ surplus

Unallocated policyholders’ surplus represents amount to be set aside for policyholders under participating products as required under US GAAP.

Amortization of deferred acquisition cost

Under Indian GAAP, acquisition cost is charged to the revenue account in the year in which it is incurred whereas under US GAAP, the same is deferred over the policy term. Under US GAAP, expenses that vary with and are primarily related to the acquisition of new business are carried as

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements deferred acquisition cost. This deferred acquisition cost is capitalized and amortized in accordance with ASC Topics 944-30-30, 944-30-35 and 944-30-45. The deferred acquisition costs are amortized in proportion to premium revenue recognition for traditional insurance products and based on the present value of estimated gross profits (EGP) for unit linked and universal life products.Net actuarial liability is deferred acquisition cost less statutory reserve.

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

It primarily represents the differences in the method followed for accounting of employee stock options. Under Indian GAAP, stock compensation costs are accounted for using the intrinsic value method as compared to US GAAP where the compensation costs have been accounted for based on fair value method in accordance with the requirement of FASB ASC Topic 718 “Compensation-Stock Compensation”.

iv)	Unrealized loss/(gain) on trading portfolio of participating funds

Under Indian GAAP, accounting for investments is in accordance with the guidelines issued by the Insurance Regulatory and Development Authority, which do not allow the unrealized gain to be routed through the revenue account except in the case of linked businesses. Under US GAAP, as per the requirements of FASB ASC Topic 320 “Investment-debt and equity Securities” unrealized loss/(gain) on investments classified as held for trading is taken to the revenue account.

v)	Deferred taxes

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million
Reconciling items	Year ended March 31,
	2008	2009	2010
Profit as per Indian GAAP	1,028.7	236.3	1,439.3
Adjustments on account of
Provision for re-insurance commission	(955.6)	50.9	289.1
Amortization of deferred acquisition costs	420.0	(131.9)	(75.5)
Premium deficiency	341.0	(343.0)	119.7
Compensation costs	(46.3)	(114.5)	(92.4)
Deferred taxes	78.9	193.2	296.4
Others	8.0	68.8	(61.1)
Profit/(Loss) as per US GAAP	874.7	(40.2)	1,915.5

The aforesaid differences in respect of the general insurance subsidiary are described below.

i)	Provision for re-insurance commission

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

Under Indian GAAP, premium deficiency is recognized if the sum of the expected claims costs, related expenses and maintenance costs exceed related unearned premiums. Indian regulations require assessment and recognition of premium deficiency under “Fire”, “Marine” and “Miscellaneous” segments of business and not under each line of businesses in the revenue account. Under US GAAP a premium deficiency relating to short-term insurance contracts indicates a probable loss. A premium deficiency for each line of business is assessed and recognized in the revenue account if the sum of expected claim costs and claims adjustment expenses, expected dividends to policyholders, un-amortized acquisition costs and maintenance costs exceed related unearned premiums.

A premium deficiency is recognized by first charging un-amortized acquisition costs to expense to the extent required to eliminate the deficiency. If the premium deficiency is greater than un-amortized acquisition costs, a liability for the excess deficiency is required to be accrued.

iv)	Compensation costs

Under Indian GAAP, stock compensation costs are accounted for by the intrinsic value method as compared to US GAAP where the compensation costs have been accounted for at the fair value

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements method in accordance with the requirement of FASB ASC Topic 718 “Compensation-Stock Compensation”.

v)	Deferred taxes

The differences in the accounting for deferred taxes are primarily on account of:

i) Tax impact of all US GAAP adjustments;

ii) Under Indian GAAP, deferred tax assets or liabilities are created based on substantively enacted tax rates, whereas under US GAAP, these are created on enacted tax rates in force at the balance sheet date.

The Bank has applied FASB ASC Subtopic 810-10, “Consolidation – Overall” to consolidate certain variable interest entities. The Bank has extended guarantee facilities to overseas entities, to enable borrowing for secondary market purchase of FCCBs issued by Indian companies, in accordance with the contractual terms. These entities will pay the fees/guarantee commissions, including certain fees linked to sale/redemption value of these FCCBs to the Bank. The total assets held by these special purpose entities are Rs. 3,270.2 million.

d)	Valuation of debt and equity securities

Under Indian GAAP unrealized loss of held for trading and available for sale securities are taken to profit and loss account. Under Indian GAAP, net unrealized gains on investments by category are ignored, except for the venture capital investments wherein the unrealized gains and losses are transferred to Reserves and Surplus. Under Indian GAAP, the impact of currency revaluation on debt securities denominated in foreign currency is taken to profit and loss account.

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

Fees

Under US GAAP, loan origination fees (net of certain costs) are amortized over the period of the loans as an adjustment to the yield on the loan. However under Indian GAAP, loan origination fees are accounted for upfront except, for certain fees, which are received in lieu of sacrifice of future interest, which are amortized over the remaining period of the facility. Also under Indian GAAP, loan origination costs, including commissions paid to direct marketing agents, are expensed in the year in which they are incurred.

Retirement benefit cost

The AS15 (revised 2005) mandates all actuarial gain/loss to be recognized on the balance sheet of the enterprise in the year in which they arise through suitable credit/debit in the profit & loss account of the year. Under USGAAP, actuarial gain/loss are accounted in Other Comprehensive Income.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Subsequently cumulative actuarial gain/loss lying in the Other Comprehensive Income which are over and above 10% corridor are taken to profit & loss account.

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

Under US GAAP, the Group accounts for its derivative transactions in accordance with the provisions of FASB ASC Topic 815 “Derivative and Hedging”. Accordingly certain derivative contracts classified as hedges under Indian GAAP may not qualify as hedges under US GAAP and are accounted for as trading derivatives with changes in fair value being recorded in the income statement.

Under US GAAP, the Group has designated certain derivatives as fair value hedges of certain interest bearing assets and liabilities under ASC Topic 815. At the inception of a hedge transaction, the Group formally documents the hedge relationship and the risk management objective and strategy for undertaking the hedge. This process includes identification of the hedging instrument, hedged item, risk being hedged and the methodology for assessing effectiveness and measuring ineffectiveness of the hedge. In addition, the Group assesses both at the inception of the hedge and on an ongoing basis, whether the derivative used in the hedging transaction is effective in offsetting changes in fair value or cash flows of the hedged item, and whether the derivative is expected to continue to be highly effective. The Group assesses the effectiveness of the hedge instrument at inception and continually on a quarterly basis. The impact of changes in fair values of both the hedging instrument and the hedged item is included in the income statement. The Group has also designated certain forward contracts as hedging instruments for its certain original net investments in foreign operations which are accounted for in accordance with ASC Topic 815.

g)	Accounting for compensation cost

FASB ASC Topic 718, “Compensation – stock compensation” requires all share-based payments to employees, including grants of employee stock options to be recognized in the income statement based on their fair values. The Group has adopted the modified prospective method in which compensation cost is recognized in the previous year based on the requirements of ASC Topic 718 , for all the share-based payments granted after April 1, 2006 and based on the requirements of ASC Topic 718 for all awards granted to employees prior to April 1, 2006 that remain unvested. Under Indian GAAP, the Group follows the intrinsic value method to account for its stock-based employees’ compensation plans. Compensation cost is measured by the excess, if any, of the fair market price, of the underlying stock over the exercise price on the grant date.

Under US GAAP, compensated absences are accounted for on an accrual basis. Under Indian GAAP, till March 31, 2006, compensated absences were also accounted on accrual basis, based on the basic salary of the employee, computed on actuarial basis. During the year ended March 31, 2007, the Institute of Chartered Accountants of India issued Accounting Standard (‘AS’) 15 (revised) on “Employee Benefits”, which is a revision of AS-15, on “Employee Benefits”. As per AS-15(R), in addition to certain other changes, the Group was required to account for the provision for leave

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements encashment based on an employees’ cost to the company instead of the basic salary, at which leaves can be encashed. AS-15(R) allowed an adjustment to the opening reserves for the difference in liability arising on account of retirement benefit at March 31, 2006.

Carried interest

The Group accounts for carried-interest obligations of certain investment funds that are consolidated by the Group as liability awards in terms of FASB ASC Topic 718 “Compensation-stock compensation”. Under Indian GAAP, these expenses are recognized in the profit and loss account when the proceeds from the underlying investments are realized and certain conditions are met. Under US GAAP, these expenses are included in net income during the service period.

h)	Accounting for securitization

Under US GAAP, the Group accounts for gain on sale of loans securitized (including float income) at the time of sale in accordance with FASB ASC Topic 860, “Transfers and Servicing”. As per ASC Topic 860, any gain or loss on the sale of the financial asset is accounted for in the income statement at the time of the sale. Under Indian GAAP, with effect from February 1, 2006, net income arising from securitization of loan assets is accounted for over the life of the securities issued or to be issued by the special purpose vehicle/special purpose entity to which the assets are sold. Net loss arising on account of the sell-down securitization and direct assignment of loan assets is recognized at the time of sale.

i)	Deferred taxes

The differences in the accounting for deferred taxes are primarily on account of:

i) Tax impact of all US GAAP adjustments;

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

The Group adopted Statement of FASB ASC Topic 820 “Fair Value Measurements and Disclosures” on April 1, 2008. The Group determines the fair values of its financial instruments based on the fair value hierarchy established in ASC Topic 820. The standard describes three levels of inputs that may be used to measure fair value.

Level 1

Valuation is based upon unadjusted quoted prices of identical instruments traded in active markets. The instruments that have been valued based upon such quoted prices include traded equity shares, mutual funds, government securities, corporate bonds, futures and spots.

Level 2

Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, prices quoted by market participants and prices derived from valuation models which use significant inputs that are observable in active markets. Inputs used include interest rates, yield curves, volatilities, credit spreads etc., which are available from public sources like Reuters, Bloomberg and Fixed Income Money Markets & Derivatives Association of India. The products include government securities, debentures and bonds, certificate of deposits, vanilla options, simple interest rate derivatives, forwards, cross currency interest rate swaps, and swap options. The valuation of exotic derivative products are done by sourcing counterparty quotes at month ends.

Level 3

Valuation is based on valuation techniques or models which use significant market unobservable inputs or assumptions. Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable or when determination of the fair value requires significant management judgment or estimation. The asset backed securities, credit derivative products and some classes of bonds fall in this category. The Group has valued the India linked credit derivatives and certain non-rupee bonds at a combination of market quotes and cash flow discounting using spreads published by Fixed Income Money Markets & Derivatives Association of India corresponding to the domestic ratings of the issuer which is then adjusted with the additional credit spread mark ups depending on the liquidity of such financial instruments. Venture fund units are valued at the net asset value received from the fund.

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

The following table sets forth, the information about the Group’s assets and liabilities measured at fair value on a recurring basis at March 31, 2010 and the fair valuation techniques used to measure those products.
Rupees in million
Description	Level 1	Level 2	Level 3	Total

Investments
Equity securities	22,512.3	324.8	1,330.2	24,167.3
Government debt securities	38,480.0	709,224.3	..	747,704.3
Corporate debt securities	83,641.4	33,995.2	20,595.7	138,232.3
Mortgage and other asset backed securities	1,582.9	3,109.9	43,089.0	47,781.8
Funded credit derivatives	–	–	27,637.1	27,637.1
Others	52,301.9	103,370.5	3,156.5	158,828.9
Total investments	198,518.5	850,024.7	95,808.5	1,144,351.7
Derivatives1	(74.6)	31,614.9	(368.6)	31,171.7
Borrowing	–	(270,642.5)	–	(270,642.5)
Total	198,443.9	610,997.1	95,439.9	904,880.9
1.	Net marked to market gains/(losses).

The following table sets forth, the information about the Group’s assets and liabilities measured at fair value on a recurring basis at March 31, 2009 and the fair valuation techniques used to measure those products.
Rupees in million
Description	Level 1	Level 2	Level 3	Total

Investments
Equity securities	4,579.1	–	2,382.8	6,961.9
Government debt securities	4,390.5	719,453.6	–	723,844.1
Corporate debt securities	3,376.2	118,517.1	31,820.8	153,714.1
Mortgage and other asset backed securities	1,432.4	4,447.9	58,082.2	63,962.5
Funded credit derivatives	–	–	30,712.0	30,712.0
Others	82,927.0	46,681.3	225.4	129,833.7
Total investments	96,705.2	889,099.9	123,223.2	1,109,028.3
Derivatives1	(384.9)	43,813.5	(3,327.7)	40,100.9
Borrowing	–	(225,236.4)	–	(225,236.4)
Total	96,320.3	707,677.0	119,895.5	923,892.8
1.	Net marked to market gains/(losses).

In view of the global credit crisis resulting in inactive markets, the original valuations based solely on market participant quotes/credit spreads were considered inadequate for determining the fair values of certain products and hence alternative valuation methodologies have been used for certain bonds, residential mortgage backed securities and credit derivative products. Bonds which have been identified as illiquid are valued based on the prices of similar assets or at a weighted average price derived from market quotes and valuation models have been classified as Level 2 or Level 3 instruments respectively.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, certain additional information about changes in the fair value of Level 3 assets and liabilities.

Rupees in million
	Investments						Derivatives	Total
Description	Equity securities	Corporate debt securities	Mortgage and other asset backed securities	Funded credit derivatives	Others	Total
Beginning balance at April 1, 2009	2,382.8	31,820.8	58,082.2	30,712.0	225.4	123,223.2	(3,327.7)	119,895.5
Total gains or losses(realized/unrealized)
- Included in earnings	525.8	234.4	(691.6)	2,400.1	77.6	2,546.3	2,452.5	4,998.8
- Included in other comprehensive income	–	4,898.4	2,092.9	(21.6)	21.4	6,991.1	–	6,991.1
Purchases, issuances and settlements	(1,578.4)	2,531.1	(15,266.0)	(2,186.8)	144.7	(16,355.4)	(27.0)	(16,382.4)
Transfers in and out of level 3	–	(15,169.4)	–	–	2,687.4	(12,482.0)	360.0	(12,122.0)
Foreign currency translation adjustment	–	(3,719.6)	(1,128.5)	(3,266.6)	–	(8,114.7)	173.6	(7,941.1)
Ending balance at March 31, 2010	1,330.2	20,595.7	43,089.0	27,637.1	3,156.5	95,808.5	(368.6)	95,439.9

Total amount of gains or losses included in earnings attributable to change in unrealized gains or losses relating to assets still held at reporting date	574.5	197.5	20.2	2,368.9	77.6	3,238.7	2,234.2	5,472.9

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, certain additional information about changes in the fair value of Level 3 assets and liabilities at year ended March 31, 2009.
Rupees in million
Description	Investments	Derivatives	Total

Beginning balance at April 1, 2008	83,046.0	(5,249.6)	77,796.4
Total gains or losses(realized/unrealized)
-Included in earnings	(8,294.4)	(1,988.7)	(10,283.1)
-Included in other comprehensive income	(6,467.0)	–	(6,467.0)
Purchases, issuances and settlements	5,010.4	4,678.3	9,688.7
Transfers in and out of level 3	41,445.4	–	41,445.4
Foreign currency translation adjustment	8,482.8	(767.6)	7,715.2
Ending balance at March 31, 2009	123,223.2	(3,327.6)	119,895.6

Total amount of gains or losses included in earnings attributable to change in unrealized gains or losses relating to assets still held at reporting date	(6,668.6)	2,689.5	(3,979.1)

The group holds investments in certain venture funds and security receipts. The fair value of these investments has been estimated using the NAV per unit as declared by such investee entities. The Bank invests in these securities for the purposes of liquidity management, gains through appreciation in value of units and improvement in recoveries on non performing assets. While certain units provide for redemption facility at relatively short notice, the venture funds units and security receipts operate under certain restrictions as to redemption and the cash flow from these investments is expected to happen upon liquidation of the underlying assets.

The following table sets forth, the details of investments which are fair valued based on the basis of net asset value at March 31, 2010 considered as Level 3 inputs.
          Rupees in million
Description of securities	Fair value	Unfunded commitment
Security receipt	444.0	–
Venture fund units	2,411.9	3,512.5
Total	2,855.9	3,512.5

b)	Equity affiliates

Under US GAAP the Group accounts for its ownership interest in ICICI Prudential Life Insurance Limited (ICICI Life) and ICICI Lombard General Insurance Company Limited (ICICI General) by the equity method of accounting because of substantive participative rights held by the minority shareholders.

The following tables set forth, for the periods indicated, the summarized balance sheets and statements of operations of these entities.

Rupees in million
Balance sheet	At March 31,
	2009		2010
	ICICI Life	ICICI General	ICICI Life	ICICI General

Cash and cash equivalents	4,533.9	2,218.9	3,656.9	2,096.2
Securities	40,060.5	28,187.6	55,615.8	33,605.1
Assets held to cover linked liabilities	280,548.9	–	503,761.0	–

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Balance sheet	At March 31,
	2009		2010
	ICICI Life	ICICI General	ICICI Life	ICICI General

Other assets	43,454.7	24,811.7	64,131.4	31,700.8

Total assets	368,598.0	55,218.2	627,165.1	67,402.1

Provision for linked liabilities	280,548.9	–	503,761.0	–
Other liabilities	62,800.0	40,957.8	87,687.8	50,329.5
Stockholders’ equity	25,249.1	14,260.4	35,716.3	17,072.6
Total liabilities and stockholders’ equity	368,598.0	55,218.2	627,165.1	67,402.1

Rupees in million
Statement of income	Year ended March 31,
	2009		2010
	ICICI Life	ICICI General	ICICI Life	ICICI General

Interest income	11,703.4	2,234.6	13,843.8	2,295.4
Interest expense	–	–	–	–
Net interest income	11,703.4	2,234.6	13,843.8	2,295.4
Insurance premium	153,536.4	19,736.5	165,287.5	21,928.3
Other non-interest income	(73,624.8)	1,656.0	164,374.0	2,089.8
Non-interest expense	(100,549.3)	(24,094.1)	(331,698.7)	(24,550.6)
Income tax (expense)/ benefit	1,885.4	426.7	(1,298.2)	152.6
Income/(loss), net	(7,048.9)	(40.3)	10,508.4	1,915.5

The following table sets forth, for the periods indicated, retained earning of 3i Infotech Limited which is accounted for as equity affiliate by the Group.

Rupees in million
	At March 31,
	2009	2010
Retained Earning	1,128.1	666.9
Total Retained Earning	2,855.9	2,883.2
% Holding	39.5%	23.1%

The profit pick up for 3i Infotech for the year ended March 31, 2009 and March 31, 2010 amounted to Rs. 669.4 million and Rs. 6.3 million respectively. The Group has recognized a gain of Rs. 328.2 million on sale of shares and a dilution gain of Rs. 236.1 million on issue of fresh shares by 3i Infotech Limited during the year ended March 31, 2010. The aggregate market value of the investment in shares of 3i Infotech Limited at March 31, 2010 based on quoted market prices was Rs. 3,062.4 million.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

c)	Goodwill and intangible assets

The following table sets forth, for the periods indicated, a listing of goodwill and intangible assets, by category under US GAAP.

Rupees in million
	Year ended March 31,
	2009	2010

Goodwill	8,179.6	8,117.4
Accumulated amortization	(54.0)	(54.0)
Goodwill, net	8,125.6	8,063.4

Customer-related intangibles	6,800.5	6,800.5
Accumulated amortization	(4,220.5)	(5,024.8)
Accumulated translation adjustment	–	(9.6)

Customer related intangibles, net	2,580.0	1,766.1

Asset management and advisory intangibles1	367.0	367.0

Other intangibles	47.0	47.0
Accumulated amortization	(47.0)	(47.0)

Other intangibles, net	–	–

Goodwill and intangible assets, net	11,072.6	10,196.5
1.	With indefinite life.

The following table sets forth, for the periods indicated, the changes in goodwill under US GAAP.

Rupees in million
	Year ended March 31,
	2009	2010

Opening balance	8,125.6	8,125.6
Goodwill disposed of during the period	–	(62.2)

Closing balance	8,125.6	8,063.4

The following table sets forth, for the periods indicated, the changes in intangible assets under US GAAP.

    Rupees in million
	Year ended March 31,
	2009	2010
Opening balance	3,177.6	2,580.0
Amortization	(753.1)	(804.3)
Intangible assets relating to acquisitions	155.5	–
Translation adjustment during the year	–	(9.6)

Closing balance	2,580.0	1,766.1

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the estimated amortization schedule for intangible assets under US GAAP, on a straight line basis, for the next five years.

Rupees in million
Year ended March 31	Amount

2011	680.4
2012	638.9
2013	91.9
2014	89.7
2015	88.4
Thereafter	176.8
Total	1,766.1

The Group has assigned goodwill at reporting unit level. The group tests its goodwill for impairment on annual basis at a reporting unit level. No goodwill was written off during the year ended March 31, 2010 and March 31, 2009 due to impairment. Fair value of the reporting units was derived by applying comparable companies multiples method. Under this method, fair value of the reporting units are arrived at by multiplying future maintainable profits of the reporting units with the price earnings multiple.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

                      Rupees in million
	Year ended March 31,
	2009	2010

Change in benefit obligations
Projected benefit obligations at beginning of the year	1,308.1	2,152.1
Service cost	302.8	293.3
Interest cost	197.8	200.1
Acquisition/(Divestitures)	456.0	(0.5)
Plan amendments	11.8	–
Benefits paid	(289.8)	(186.4)
Actuarial (gain)/loss on obligations	165.4	9.6

Projected benefit obligations at the end of the year	2,152.1	2,468.2

Change in plan assets
Fair value of plan assets at beginning of the year	1,175.2	2,414.8
Acquisition/(Divestitures)	458.3	10.2
Fair value of plan assets acquired on acquisition	–	–
Actual return on plan assets	6.5	381.2
Employer contributions	1,064.6	69.7
Benefits paid	(289.8)	(186.4)

Plan assets at the end of the year	2,414.8	2,689.5

Funded status	262.6	221.3
Unrecognized actuarial loss	–	–
Unrecognized transitional obligation	–	–
Unrecognized prior service cost	–	–

Amount recognized, net	262.6	221.3

Accumulated benefit obligation at year end	1,352.1	1,566.7

The following table sets forth, for the periods indicated, the components of the net gratuity cost.

                                                                                                                  Rupees in million
	Year ended March 31,
	2008	2009	2010

Service cost	225.1	302.8	293.3
Interest cost	97.5	197.8	200.1
Expected return on assets	(75.3)	(128.1)	(200.6)
Amortization of transition asset/liability	0.5	2.9	–
Amortization of prior service cost	4.7	7.2	13.2
Amortized actuarial (gain)/loss	1.5	1.6	(0.8)
Curtailment (gain)/loss	–	–	–
Acquisition & divesture (gain)/loss	–	–	(2.4)
Gratuity cost, net	254.0	384.2	302.8

The discount rate for the corresponding tenure of obligations for gratuity is selected by reference to local government bond rates with a premium added to reflect the additional risk for AA rated corporate bonds.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine net periodic benefit cost.

	Year ended March 31,
	2008	2009	2010

Discount rate	10.1%	10.1%	8.7%
Rate of increase in the compensation levels	7.0%	7.0%	7.0%
Rate of return on plan assets	7.5%	8.0%	8.0%

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine benefit obligations.

	Year ended March 31,
	2008	2009	2010

Discount rate	10.1%	8.7%	8.7%
Rate of increase in the compensation levels	7.0%	7.0%	7.0%

Plan Assets

The Group determines its assumptions for the expected rate of return on plan assets based on the expected average long-term rate of return over the next 7 to 8 years on the types of investments prescribed as per statutory pattern of investment.

The following table sets forth, for the periods indicated, the Group’s asset allocation for gratuity by asset category based on fair values.

Rupees in million
Assets category	At March 31, 2009	At March 31, 2010
Investment in scheme of ICICI Prudential Life Insurance Company Limited
Group balance fund1	435.5	297.3
Group debt fund2	11.9	64.8
Group growth fund3	379.0	789.8
Group short term fund4	802.2	587.3
Group return guaranteed fund5	–	110.6
Total Investment in scheme of ICICI Prudential Life Insurance Company Limited	1,628.6	1,849.8
Investment in scheme of Life Insurance Corporation of India6	440.4	495.0
Total assets managed by external entities	2,069.0	2,344.8
Special deposit with central government	285.0	290.7
Debt securities	11.9	12.5
Balance with banks	48.9	41.5
Total	2,414.8	2,689.5

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

1.
Objective of the scheme is to provide a balance between long-term capital appreciation and current income through investment in equity as well as fixed income instruments in appropriate proportions. At March 31, 2010 investment in equity and corporate bonds was 16.2% and 72.7% respectively.

2.
Objective of the scheme is to provide accumulation of income through investment in various fixed income securities. The scheme provides capital appreciation while maintaining a suitable balance between return, safety and liquidity. The fund invests in debt and money market instruments. At March 31, 2010 investment in corporate bonds was 97.5%.

3.
Objective of the scheme is to provide long-term capital appreciation through investments in equity and equity-related instruments with a maximum investment of 60% in equity and equity related securities and balance in debt. At March 31, 2010 investment in equity and corporate bonds was 33.2% and 58.8% respectively.

4.
Objective of the scheme is to provide suitable returns through low risk investments in debt and money market instruments while attempting to protect the capital deployed in the fund. The fund primarily invests in debt with a maturity of less than 5 years and money market instruments. At March 31, 2010 investment in fixed deposits and corporate bonds was 19.7% and 78.1% respectively.

5.	At March 31, 2010 investment in fixed deposits with bank and corporate bonds was 12.7% and 82.0% respectively.
6.
As per regulatory provisions asset-wise maximum permissible allocation is 55% in government securities, 40% in long term corporate securities , 5% in money market instruments and 15% in equity shares and equity linked mutual funds.

The following table sets forth, for the periods indicated, the Group’s target asset allocation for gratuity by asset category.

Description	Target asset allocation at March 31, 2010	Target asset allocation at March 31, 2011
Funds managed by external entities	88%	88%
Special deposit with central government	10%	10%
Debt securities	–	–
Balance with banks	2%	2%
Total	100%	100%

The plan assets primarily consist of investments made in funds managed by external entities, which are primarily invested in equity, money market instrument and debt in different proportions depending on the objective of schemes. The value of the plan assets in funds managed by ICICI Prudential Life Insurance Company Limited has been arrived at based on the net asset value per unit of individual schemes, which are considered as Level 2 input. The value of plan assets in the form of investments in scheme of Life Insurance Corporation of India and special deposit with the Central Government are derived using Level 1 inputs.

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

LIC administers the plan fund and it independently determines the target allocation by asset category. The selection of investments and the asset category is determined by LIC. LIC’s strategy is to invest in a prudent manner to produce a return that will enable the fund to meet the required benefit obligations. The insurance industry in the country is highly regulated and the LIC, which is owned by  Government of India, functions within regulated investment norms.

The assets of the Group are mainly invested in various gratuity schemes of the insurance companies to limit the impact of individual investment. The Group’s entire investment of plan assets is

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements in India and 68.8% investment is in various gratuity schemes of ICICI Prudential Life Insurance Company Limited. Insurers managing the plan assets of the Group consider operational risk, performance risk, credit risk and equity risk in their investment policy as part of their risk management practices.

The following table sets forth, the benefit expected to be paid in each of the next five fiscal years and thereafter.
 Rupees in million
Amount

Expected Company contributions to the fund during the year ending March 31, 2011	143.0
Expected benefit payments from the fund during year ending March 31,
2011	304.3
2012	348.0
2013	428.9
2014	446.0
2015	482.6
Thereafter	2,654.3

The expected benefits are based on the same assumptions used to measure the Company’s benefit obligation at March 31, 2010.

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

The following table sets forth, for the periods indicated, the funded status of the plan and the amounts recognized in the financial statements.

Rupees in million
	Year ended March 31,
	2009	2010

Change in benefit obligations
Projected benefit obligations at beginning of the year	314.9	1,500.3
Service cost	47.5	39.8
Interest cost	148.4	132.0
Acquisition/(Divestitures)	1,135.9	..
Benefits paid	(455.5)	(372.5)
Curtailment and settlement (gain)/loss	31.6	34.9
Actuarial (gain)/loss on obligations	277.5	202.0

Projected benefit obligations at the end of the year	1,500.3	1,536.5

Change in plan assets
Fair value of plan assets at beginning of the year	266.4	2,145.5

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

	Year ended March 31,
	2009	2010

Actual return on plan assets	246.4	39.1
Acquisition/(Divestitures)	1,223.7	..
Employer contributions	864.5	28.0
Benefits paid	(455.5)	(372.5)

Plan assets at the end of the year	2,145.5	1,840.1

Funded status	645.2	303.6

Net amount recognized	645.2	303.6

Accumulated benefit obligation at year end	1,110.9	1,216.4

The following table sets forth, for the periods indicated, the components of the net pension cost.

     Rupees in million
	Year ended March 31,
	2008	2009	2010

Service cost	4.2	47.5	39.8
Interest cost	83.3	148.4	132.0
Expected return on assets	(71.7)	(117.5)	(169.8)
Curtailment and Settlement (gain)/loss	62.9	31.6	34.9
Actuarial (gain)/loss	(0.2)	2.5	3.8

Net pension cost	78.5	112.5	40.7

The discount rate for the corresponding tenure of obligations for pension is selected by reference to government security yield with a premium added to reflect the additional risk corresponding to AA rated corporate bonds.

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine net periodic benefit cost.

	Year ended March 31,
	2008	2009	2010

Discount rate	10.1%	10.1%	8.7%
Rate of increase in the compensation levels	7.0%	7.0%	7.0%
Rate of return on plan assets	7.5%	8.0%	8.0%
Pension increases	3.0%	3.0%	3.0%

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine benefit obligations.

	Year ended March 31,
	2008	2009	2010

Discount rate	10.1%	8.7%	8.7%
Rate of increase in the compensation levels	7.0%	7.0%	7.0%
Pension increases	3.0%	3.0%	3.0%

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Plan Assets

The Group determines its assumptions for the expected rate of return on plan assets based on the expected average long-term rate of return over the next 7 to 8 years on the types of investments prescribed as per statutory pattern of investment.

The following table sets forth, for the periods indicated, the Group’s asset allocation and target asset allocation for pension by asset category based on fair values.

Asset category	Fair value at March 31, 2009	Fair value at March 31, 2010	Target asset allocation at March 31, 2010	Target asset allocation at March 31, 2011
Government debt securities	914.3	879.8	40%	40%
Corporate debt securities	1,173.2	932.0	60%	58%
Balance with banks	58.0	28.3	..	2%
Total	2,145.5	1,840.1	100%	100%

The value of the government and corporate securities are treated as Level 2 inputs.

The plan assets are maintained through a fund administered and managed by a Board of Trustees for existing employees and by ICICI Prudential Life Insurance Company for retired employees. The investment strategies for the plan assets are targeted towards investment in a prudent manner and to produce a return that, when combined with the Group’s contribution to the funds will maintain the fund’s ability to meet all required benefit obligations.

The assets of the Group are mainly invested in government and corporate securities. The Group’s entire investment plan assets are in India. The risk is sought to be reduced by investing in government securities or relatively low risk securities. Investments in government and corporate securities have been fair valued using Level 2 inputs.

The following table sets forth, the benefit expected to be paid in each of the next five fiscal years and thereafter.

Rupees in million

Amount
Expected Company contributions to the fund during the year ended March 31, 2011	–

Expected benefit payments from the fund during year ended March 31,
2011	64.2
2012	45.8
2013	53.3
2014	65.6
2015	75.9
Thereafter	356.8

The expected benefits are based on the same assumption used to measure the Group’s benefit obligation at March 31, 2010.

Superannuation

The permanent employees of the Group are entitled to receive retirement benefits under the superannuation scheme operated by the Group. Superannuation is a defined contribution plan under which the Group contributes annually a sum equivalent to 15.0% of the employee’s eligible annual salary based on the option exercised by the employees, either to LIC or ICICI Prudential Life

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Insurance Company, the managers of the fund, who undertake to pay the lump sum and annuity payments pursuant to the scheme. The Group contributed Rs. 118.9 million, Rs. 77.5 million and Rs. 89.5 million to the employees’ superannuation plan for the year ended March 31, 2008, 2009 and 2010 respectively.

Provident fund

In accordance with Indian regulations, employees of the Group (excluding those covered under the pension scheme) are entitled to receive benefits under the provident fund, a defined contribution plan, in which, both the employee and the Group contribute monthly at a determined rate. These contributions are made to a fund set up by the Group and administered by a Board of Trustees. The contribution to the employees’ provident fund amounted to Rs. 889.5 million, Rs 940.5 million and Rs. 872.2 million for the year ended March 31, 2008, 2009 and 2010 respectively.

e)	Earnings per share

Basic earnings per share is net income per weighted average equity shares. Diluted earnings per share reflects the effect that existing options would have on the basic earnings per share if they were to be exercised, by increasing the number of equity shares.

The basic and diluted earnings per share under US GAAP differs to the extent that income under US GAAP differs.

The following table sets forth, for the periods indicated, the computation of earnings per share as per US GAAP.
Rupees in million, except per share data
	Year ended March 31,
	2008		2009		2010

	Basic	Fully Diluted	Basic	Fully diluted	Basic	Fully Diluted
Earnings
Net income (before dilutive impact)	33,111.1	33,111.1	34,449.5	34,449.5	45,250.2	45,250.2
Contingent issuances of subsidiaries/equity affiliates	–	(324.5)	–	(114.8)	–	(125.8)

	33,111.1	32,786.6	34,449.5	34,334.7	45,250.2	45,124.4
Common stock
Weighted-average common stock outstanding	1,055.6	1,055.6	1,113.1	1,113.1	1,113.7	1,113.7
Dilutive effect of employee stock options	–	6.5	–	2.2	–	4.5

Total	1,055.6	1,062.1	1,113.1	1,115.3	1,113.7	1,118.2

Earnings per share
Net income (Rs.)	31.37	30.87	30.95	30.78	40.63	40.35

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

f)	Income taxes

Components of deferred tax balances

The following table sets forth, for the periods indicated, components of the deferred tax balances.

  Rupees in million
	At March 31,
	2009	2010

Deferred tax assets
Allowance for loan losses	32,663.5	34,158.7
Available for sale securities	3,214.1	2,622.8
Investments in trading securities	203.4	129.2
Unearned income	2,733.6	5,116.2
Employee retirement	242.2	217.9
Business/capital loss carry forwards	205.4	204.2
Investments in subsidiaries and affiliates	5,316.8	3,954.4
Other	249.5	893.7
	44,828.5	47,297.1
Valuation allowance	(861.7)	(204.2)
Total deferred tax asset	43,966.8	47,092.9

Deferred tax liabilities
Property and equipment	(5,657.2)	(4,939.9)
Investments in subsidiaries	(1,088.0)	(448.3)
Intangibles	(822.1)	(573.2)
Long-term debt	(351.5)	(283.2)
Others	(2,138.9)	(1,862.5)

Total deferred tax liability	(10,057.7)	(8,107.1)

Net deferred tax asset	33,909.1	38,985.8

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax asset is dependent on the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, the projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Group will realize the benefits of those deductible differences, net of valuation allowance at March 31, 2009 and 2010. The amount of deferred tax assets considered realizable, however could be reduced in the near term if estimates of future taxable income are reduced.

The Indian statutory tax rate was 30% for the years ended March 31, 2008, 2009 and 2010. The above rate is increased by applicable surcharge and education cess payable on tax and surcharge. During each of the years presented, legislation was enacted in the first few months of the fiscal year that changed the amount of the surcharge for that fiscal year and future years. The rate of surcharge was 10.0% for each of the years ended March 31, 2008, 2009 and 2010, whereas rate of education cess was 2.0% for each of the years ended March 31, 2008, 2009 and 2010 and additional 1.0% as secondary and higher educational cess for each of the years ended March 31, 2008, 2009 and 2010

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements respectively. This resulted in a statutory tax rate of 33.99%, 33.99% and 33.99% for the years ended March 31, 2008, 2009 and 2010, respectively.

Reconciliation of tax rates

The following table sets forth, for the periods indicated, reconciliation of expected income taxes at statutory income tax rate to income tax expense/(benefit).
                                                                                                                 Rupees in million
	Year ended March 31,
	2008	2009	2010
Income/(loss) before income taxes including non controlling interests1	41,965.5	47,115.3	59,476.7
Statutory tax rate	33.99%	33.99%	33.99%
Income tax expense/(benefit) at the statutory tax rate	14,264.1	16,014.5	20,216.1
Increases/(reductions) in taxes on account of:
Special tax deductions available to financial institutions	(619.0)	(767.2)	(923.0)
Exempt interest and dividend income	(7,066.2)	(2,954.6)	(2,221.1)
Income charged at rates other than statutory tax rate	207.6	(1,667.1)	(2,740.1)
Changes in the statutory tax rate	(41.8)	–	–
Expenses disallowed for tax purposes	1,827.9	1,902.4	161.0
Tax on undistributed earnings of subsidiaries	(405.7)	120.9	(624.8)
Change in valuation allowance	(6.1)	(50.0)	–
Tax adjustments in respect of prior year tax assessments	–	–	(210.7)
Others	194.7	80.5	(50.4)

Income tax expense/(benefit) reported2	8,355.5	12,679.4	13,607.0
1.	Includes income/(loss) before income taxes of foreign subsidiaries of Rs. 1,197.8 million, Rs. 8,137.0 million and Rs. 572.4 million for years ended March 31, 2008, 2009 and 2010 respectively.
2.
Includes current taxes of foreign subsidiaries of Rs. 740.0  million, Rs. 961.8 million and Rs. 1,422.3 million and deferred taxes of foreign subsidiaries of Rs. (354.1) million, Rs. (2,021.8) million and Rs. 1,134.0 million for the years ended March 31, 2008, 2009 and 2010 respectively.

The net change in the total valuation allowance for the years ended March 31, 2008, March 31, 2009 and March 31, 2010 was a decrease of Rs. 6.1 million and a decrease of Rs. 50.0 million and a decrease of Rs. 657.5 million respectively.

At March 31, 2010, total business loss carry forwards pertaining to the Group’s subsidiaries are Rs. 453.5 million with expiration dates as follows: March 31, 2022: Rs. 42.6 million, March 31, 2023: Rs. 210.0 million, March 31, 2024: Rs. 158.0 million and March 31, 2025: Rs. 42.9 million.

Accounting for uncertainty in income taxes

On April 1, 2007 the Company adopted the provisions of FASB ASC Topic 740 “Income Taxes” on  accounting for uncertainty in income taxes. Upon adoption, the Company’s policy to include interest and penalties relating to gross unrecognized tax benefits within the income tax expense did not change. However, no interest is attributable in view of the adequate taxes paid by the Company in respect of unrecognized tax benefits. No penalties have been accrued as of March 31, 2010, as the Company believes that the tax positions taken have met the minimum statutory requirements to avoid payment of penalties.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, a reconciliation of the beginning and ending amount of unrecognized tax benefits.

Rupees in million
	Year ended March 31,
	2008	2009	2010

Beginning balance	8,848.3	8,848.3	9,026.8
Increases related to prior year tax positions	–	–	538.9
Increases related to current year tax positions	–	178.5	–
Decreases related to prior year tax positions	–	–	–
Decreases related to settlements with taxing authorities	–	–	–
Decreases related to lapsing of statute of limitations	–	–	–
Ending balance	8,848.3	9,026.8	9,565.7

The Company’s total unrecognized tax benefits, at March 31, 2008, 2009 and 2010, if recognized, would reduce the tax provisions by Rs. 7,902.7 million, Rs. 7,902.7 million and Rs. 8,441.6 million at March 31, 2008, 2009 and 2010, respectively and thereby would affect the Company’s effective tax rate.

The Company’s major tax jurisdiction is India and the assessment is not yet completed for fiscal year 2007 and onwards. However, appeals filed by the Company are pending with various local tax authorities in India from fiscal years 1993 onwards.

Significant changes in the amount of unrecognized tax benefits within the next 12 months cannot be reasonably estimated as the changes would depend upon the progress of tax examinations with various tax authorities.

g)	Other than temporary impairment

The Group has determined that certain unrealized losses on the Group’s investments in equity and debt securities are temporary in nature. The Group conducts a review each year to identify and evaluate investments that have indications of possible impairment. An investment in an equity or debt security is impaired if its fair value falls below its cost and the decline is considered other than temporary. Factors considered in determining whether a loss is temporary include the financial condition and near term prospects of the issuer. Additionally, in case of equity securities, while the impairment is based on the Group’s intent and ability to hold the investments for a period sufficient to allow for any anticipated recovery, for debt securities the Group considers whether the investments have been identified for sale or whether it is more likely than not that the Group will be required to sell the investment before recovery of its amortized cost basis less any current period credit loss.

The Group’s review of impairment generally entails:

•	identification and evaluation of investments that have indications of possible impairment;

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

•
analysis of evidential matter, including an evaluation of factors or triggers that would or could cause individual investments to qualify as having other than temporary impairment and those that would not support other than temporary impairment; and

•	documentation of the results of these analyses, as required under business policies.

The following table sets forth, the fair value of the investments in equity and debt securities in an unrealized loss position at March 31, 2010.
                                                                                                                                                                          Rupees in million
Description of securities	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Corporate debt securities	18,322.5	(275.1)	63,114.9	(2,085.8)	81,437.4	(2,360.9)
Government securities	288,677.7	(3,572.9)	159,974.1	(8,764.3)	448,651.8	(12,337.2)
Other securities	2,530.9	(1.1)	19,988.6	(5,135.5)	22,519.5	(5,136.6)
Total debt securities	309,531.1	(3,849.1)	243,077.6	(15,985.6)	552,608.7	(19,834.7)

Marketable equity securities	7,042.4	(566.8)	537.8	(83.2)	7,580.2	(650.0)
Other securities	480.0	(111.7)	2,487.6	(836.9)	2,967.6	(948.6)

Total	317,053.5	(4,527.6)	246,103.0	(16,905.7)	563,156.5	(21,433.3)

The following table sets forth, the fair value of the investments in equity and debt securities in an unrealized loss position at March 31, 2009.

                                                                                                                                                                    Rupees in million
Description of securities	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Corporate debt securities	71,123.8	(10,020.8)	88,962.1	(10,875.9)	160,085.9	(20,896.7)
Government securities	165,757.4	(7,913.8)	49,478.7	(1,476.6)	215,236.1	(9,390.4)
Other securities	–	–	9,790.9	(541.2)	9,790.9	(541.2)
Total debt securities	236,881.2	(17,934.6)	148,231.7	(12,893.7)	385,112.9	(30,828.3)

Marketable equity securities	3,130.8	(1,221.3)	–	–	3,130.8	(1,221.3)
Other securities	1,754.7	(500.4)	23.0	(1.5)	1,777.7	(501.9)

Total	241,766.7	(19,656.3)	148,254.7	(12,895.2)	390,021.4	(32,551.5)
The following table sets forth, the total other than temporary impairment recognized on debt securities in an unrealized loss position at March 31, 2010.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million
Description of securities	Impairment losses related to securities that the group does not intend to sell nor will likely be required to sell
	Total impairment losses recognized during the year	Portion of other than temporary impairment losses recognized in OCI (before taxes)	Net impairment losses recognized in earnings	Other than impairment losses recognized in earnings for securities that the group intends to sell or more likely than not will be required to sell	Total losses recognized in earnings

Corporate debt securities	11.3	–	11.3	127.3	138.6
Government securities	–	–	–	59.9	59.9
Other securities
Preference shares	1,401.7	1,095.0	306.7	–	306.7
Others	–	–	–	0.2	0.2
Total other securities	1,401.7	1,095.0	306.7	0.2	306.9
Total	1,413.0	1,095.0	318.0	187.4	505.4

The following table sets forth, a 12 month roll forward of cumulative other than temporary impairment credit loss recognized in earnings for AFS debt securities held at March 31, 2010.

Rupees in million
	Balance at March 31, 2009	Credit impairments in earnings on securities not previously impaired	Credit impairments recognized in earnings on securities that have been previously impaired	Reduction due to sales or maturity of credit impaired securities	Reduction of credit losses earlier recognized in earnings which the group intends to sell	Balance at March 31, 2010

Corporate debt securities	172.4	11.3	–	172.4	–	11.3
Preference shares	1,910.0	256.1	50.6	312.3	–	1,904.4
Total	2,082.4	267.4	50.6	484.7	–	1,915.7

The reasons for not classifying certain investments in debt and equity securities with unrealized losses as other than temporarily impaired are as follows.

•
For the debt securities, the Group has assessed that the securities in an unrealized loss position have not been identified for sale and it is not more likely than not that the Group will be required to sell the securities before recovery of its amortized cost basis less any current period credit loss.

•
The diminution in the value of marketable equity securities and other securities, including certain equity securities carried at cost amounting to Rs. 1,373.5 million (March 31, 2009: Rs. 2,077.0 million),  is not considered as other than temporarily impaired at March 31, 2010 after considering the factors like projects under implementation, strategic nature of investments and the entity’s proposed capacity expansion for improving the marketability of the product, increasing sale trend, cash flows etc. Based on the evaluation and the company’s ability and intent to hold those investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Group does not consider these to be other than temporarily impaired at March 31, 2010.

The Group also holds certain debt investments with other than temporary impairment, which have not been identified for sale and it is not more likely than not that the Group will be required to sell the securities before an anticipated recovery in value other than credit losses, where the amount representing the credit losses has been recognized in earnings and the amount of loss related to other factors has been recognized in other comprehensive income. The credit losses have been determined based on the difference of present value of expected future cash flows of the securities and the amortized cost basis of such securities. The Group bases its estimates of future cash flows on evaluation of the issuer’s overall financial condition, resources and payment record and the realizable value of any collateral, third party guarantees or other credit enhancements.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

h)	Comprehensive income

The following table sets forth, for the periods indicated, details of comprehensive income.

Rupees in million
	March 31, 2008	March 31, 2009	March 31, 2010

Net income/(loss) (net of tax) excluding non-controlling interest	33,111.1	34,449.5	45,250.2
Other Comprehensive Income:
Net unrealized gain/(loss) on securities, net of realization & others (net of tax)1	462.0	(12,316.3)	9,490.3
Translation adjustments2	(1,749.0)	11,463.0	(3,834.9)
Employee accounting for deferred benefit pensions and other post retirement benefits (net of tax)3	(84.3)	(276.0)	(160.4)

Comprehensive income attributable to ICICI bank stockholders	31,739.8	33,320.2	50,745.2
Comprehensive income attributable to non-controlling interests	486.8	7.2	604.1
Total comprehensive income	32,226.6	33,327.4	51,349.3
1.	Net of tax effect of Rs. (1,840.6) million, Rs. 1,841.0 million and Rs. (1,067.8) million for the year ended March 31, 2008, March 31, 2009, and March 31, 2010 respectively.
2.	Net of tax effect of Nil for the year ended March 31, 2008 and March 31, 2009 and Rs. (3.0) million for the year ended March 31, 2010.
3.	Net of tax effect of Rs. 43.7 million, Rs. 140.6 million, and Rs. 46.5 million for the year ended March 31, 2008, March 31, 2009 and March 31, 2010 respectively.

i)	Guarantees

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

The credit risks associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. The current carrying amount of the liability for the Group’s obligations under the guarantees at March 31, 2010 amounted to Rs. 3,485.8 million (March 31, 2009: Rs. 2,611.2 million).

The following table sets forth, the details of guarantees outstanding at March 31, 2010.

Rupees in million
Nature of guarantee	Maximum potential amount of future payments under guarantee
	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total

Financial guarantees	100,993.8	46,182.8	20,982.3	328.0	168,486.9
Performance guarantees	177,407.4	203,205.9	59,181.6	28,802.8	468,597.7

Total guarantees	278,401.2	249,388.7	80,163.9	29,130.8	637,084.6

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The Group has collateral available to reimburse potential losses on its guarantees. Margins in the form of cash and fixed deposit available to the Group to reimburse losses realized under guarantees amounted to Rs. 17,799.1 million (March 31, 2009: Rs. 12,194.7 million). Other property or security may also be available to the Group to cover losses under these guarantees.

Performance risk

For each borrower, credit rating is assigned before assuming exposure as well as periodically thereafter. Ratings are reviewed normally annually or whenever enhancement/post sanction is considered.  Further, the Bank has put in place a comprehensive risk assessment framework for rating and exposures on a frequency, which is higher than annual, based on the rating and the quantum of exposures.

While assigning credit rating various risks associated with the borrower namely industry risk, business risk, management risk, financial risk and project risk, if applicable, are evaluated. In case the borrower’s risk profile deteriorates any time during the currency of the exposure, efforts are initiated to mitigate risks and to contain the exposure.

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

j)	Disposal of group of assets

During the year ended March 31, 2010, the Bank and First Data, a global company in electronic commerce and payment services, formed a merchant acquiring alliance and a new entity, ICICI Merchant Services Private Limited, 81% owned by First Data and 19% owned by ICICI Bank, was formed, which has acquired ICICI Bank’s merchant acquiring operations through transfer of assets, primarily comprising fixed assets and receivables, and assumption of liabilities for a consideration of Rs. 3,744.0 million. The Bank has realized a gain of Rs. 1,966.8 million from this transaction based on a carrying value of net assets of Rs 1,590.4 million including an amount of Rs. 62.2 million of goodwill assigned out of goodwill related to retail segment. Out of above a gain of Rs. 65.4 million is recognized by re-measurement of 19% retained interest in ICICI Merchant Services Private Limited. Fair value of the merchant acquiring operations was determined based on competitive bidding process. First Data with which alliance has happened is an unrelated party. The Bank has accounted for its

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements retained interest of 19% in ICICI Merchant Services Private Limited as per equity method of accounting as the Bank has significant influence in ICICI Merchant Services Private Limited.

24.	Regulatory matters

Statutory liquidity requirement

In accordance with the Banking Regulation Act, 1949, the Bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid unencumbered assets like cash, gold and approved securities. The amount of securities required to be maintained at March 31, 2010 was Rs. 567,435.1 million (March 31, 2009: Rs. 566,331.7 million), and the Bank complied with the requirement throughout the year.

Capital Adequacy

The Bank is subject to the capital adequacy norms stipulated by the Reserve Bank of India guidelines based on Basel II which became applicable to the Bank with effect from March 31, 2008. Prior to March 31, 2008, the Bank was subject to the capital adequacy norms as stipulated by the Reserve Bank of India guidelines based on Basel I framework. The Reserve Bank of India guidelines on Basel II require the Bank to maintain a minimum ratio of total capital to risk weighted assets of 9.0%, with a minimum ratio of Tier-1 capital to risk weighted assets of 6.0%.

Under Pillar 1 of the Reserve Bank of India guidelines on Basel II, the Bank follows the standardized approach for credit and market risk and the basic indicator approach (BIA) for operational risk.

The Reserve Bank of India has stipulated that the minimum capital maintained by banks on adoption of the Basel II framework shall be subject to a prudential floor, which shall be higher of the minimum capital required as per Basel II or a specified percentage of the minimum capital required as per Basel I (80% at March 31, 2010). The computation under Reserve Bank of India guidelines on Basel II results in a higher minimum capital requirement as compared to Basel I and hence the capital adequacy at March 31, 2010 has been maintained and reported by the Bank as per Reserve Bank of India guidelines on Basel II.

 The total capital adequacy ratio of the Bank calculated in accordance with the Reserve Bank of India guidelines on Basel II at March 31, 2010 is 19.41% (March 31, 2009: 15.53%) while the total capital  adequacy ratio as per the Basel I framework is 19.14% on that date (March 31, 2009: 15.92%). These are based on unconsolidated financial statements as per Indian GAAP.

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
Date: July 26, 2010