Form 20-F
period 2011-03-31
ICICI BANK LTD
filed 2011-09-29
CIK 1103838

As filed with the Securities and Exchange Commission on September 29, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended March 31, 2011
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
The number of outstanding Equity Shares of ICICI Bank Limited as of March 31, 2011 was 1,151,772,372.

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
Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☒
By the International Accounting Standards Board  ☐
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐	Item 18 ☒
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐	No ☒

i

CROSS REFERENCE SHEET

Form 20-F	Item Number and Caption	Location

Part – I
1	Identity of Directors, Senior Management and Advisers	Not applicable

2	Offer Statistics and Expected Timetable	Not applicable
			103
3	Key Information	Selected Consolidated Financial and Operating Data	3
		Exchange Rates	7
		Risk Factors

4	Information on the Company	Business	33
		Operating and Financial Review and Prospects	108
		Overview of the Indian Financial Sector	211
		Supervision and Regulation	225
		Business—Subsidiaries, Associations and Joint Ventures	90
		Business—Properties	98
		Schedule 18B Note 5 in Notes to Consolidated Financial Statements

4A	Unresolved Staff Comments	None

5	Operating and Financial Review and Prospects	Operating and Financial Review and Prospects	108
		Business—Risk Management	54
		Business—Funding	51

6	Directors, Senior Management and Employees	Management	195
		Business—Employees	96

7	Major Shareholders and Related Party Transactions	Business—Shareholding Structure and Relationship with the Government of India	35

Form 20-F	Item Number and Caption	Location
		Operating and Financial Review and Prospects—Related Party Transactions	182
		Management—Compensation and Benefits to Directors and Officers—Loans	209
		Schedule 18. Note 3 in Notes to Consolidated Financial Statements	F-37

8	Financial Information	Report of Independent Registered Public Accounting Firm	F-2
		Consolidated Financial Statements and the Notes thereto	F-4
		Operating and Financial Review and Prospects— Executive Summary	108
		Business—Legal and Regulatory Proceedings	98
		Dividends	264

9	The Offer and Listing	Market Price Information	5

10	Additional Information	Additional Information	273
		Exchange Controls	265
		Taxation	254
		Restriction on Foreign Ownership of Indian Securities	261
		Dividends	264
		Business—Subsidiaries, Associations and Joint Ventures	90

11	Quantitative and Qualitative Disclosures About Market Risk	Business—Risk Management—Quantitative and Qualitative Disclosures About Market Risk	62

12	Description of Securities Other than Equity Securities	Business—American Depository Receipt Fees and Payments	101

Part – II
13	Defaults, Dividend Arrearages and Delinquencies	Not applicable

14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable

Form 20-F	Item Number and Caption	Location

15	Controls and Procedures	Business—Risk Management—Controls and Procedures	74

16	[Reserved]	Not applicable

16A	Audit Committee Financial Expert	Management—Corporate Governance—Audit Committee	202

16B	Code of Ethics	Management—Corporate Governance—Code of Ethics	204

16C	Principal Accountant Fees and Services	Management—Corporate Governance—Principal Accountant Fees and Services	204

16D	Exemptions from the Listing Standards for Audit Committees	Not applicable

16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Business—Shareholding Structure and Relationship with the Government of India	35

16F	Change in Registrant’s Certifying Accountant	Not applicable

16G	Corporate Governance	Management—Summary Comparison of Corporate Governance Practices	205

Part – III
17	Financial Statements	See Item 18

18	Financial Statements	Report of Independent Registered Public Accounting Firm	F-2

		Consolidated Financial Statements and the Notes Thereto	F-4

19	Exhibits	Exhibit Index and Attached Exhibits	Exh-1

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

References to “ICICI Bank” and “the Bank” are to ICICI Bank Limited on an unconsolidated basis. References to “ICICI” are to ICICI Limited and its consolidated subsidiaries and other consolidated entities under Indian GAAP prior to the amalgamation of ICICI Limited, ICICI Personal Financial Services Limited and ICICI Capital Services Limited with ICICI Bank Limited which was effective March 30, 2002 under Indian GAAP. References to a particular “fiscal” year are to the year ended on March 31 of such a year. Unless otherwise indicated, all references to the “Board of Directors” and the “Board” are to the board of directors of ICICI Bank.

All references to the “Companies Act”, the “Banking Regulation Act” and the “Reserve Bank of India Act” are to the Companies Act, 1956, the Banking Regulation Act, 1949 and the Reserve Bank of India Act, 1934 as passed by the Indian Parliament and as amended from time to time. All references to “RBI” and the “Reserve Bank of India” are to the central banking and monetary authority of India.

Pursuant to the issuance and listing of our securities in the United States under registration statements filed with the United States Securities and Exchange Commission, we file annual reports on Form 20-F which must include financial statements prepared under generally accepted accounting principles in the United States (U.S. GAAP), or financial statements prepared according to a comprehensive body of accounting principles with a reconciliation of net income and stockholders’ equity to U.S. GAAP. When we first listed our securities in the United States, Indian GAAP was not considered a comprehensive body of accounting principles under the United States securities laws and regulations. Accordingly, our annual reports on Form 20-F for fiscal years 2000 through 2005 included U.S. GAAP financial statements. However, pursuant to a significant expansion of Indian accounting standards, Indian GAAP constitutes a comprehensive body of accounting principles. Accordingly, we have included in this annual report, as in the annual reports for fiscal years 2006 through 2010, consolidated financial statements prepared according to Indian GAAP, with a reconciliation of net income and stockholders’ equity to U.S. GAAP and a description of significant differences between Indian GAAP and U.S. GAAP.

Our annual report prepared and distributed to our shareholders under Indian law and regulations include unconsolidated Indian GAAP financial statements, management’s discussion and analysis of the Bank’s results of operations and financial condition based on the Bank’s unconsolidated Indian GAAP financial statements and our consolidated Indian GAAP financial statements.

FORWARD-LOOKING STATEMENTS

We have included statements in this annual report which contain words or phrases such as “will”, “would”, “aim”, “aimed”, “will likely result”, “is likely”, “are likely”, “believe”, “expect”, “expected to”, “will continue”, “will achieve”, “anticipate”, “estimate”, “estimating”, “intend”, “plan”, “contemplate”, “seek to”, “seeking to”, “trying to”, “target”, “propose to”, “future”, “objective”, “goal”, “project”, “should”, “can”, “could”, “may”, “will pursue” and similar expressions or variations of such expressions that may constitute “forward-looking statements”. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries in which we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our retail deposit growth strategy, our use of the internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks that we face following our international growth, future levels of non-performing and restructured loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions in which we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend payment practice, the impact of changes in banking and insurance regulations and other regulatory changes in India and other jurisdictions on us, including with respect to the assets and liabilities of ICICI, a former financial institution not subject to Indian banking regulations, the state of the global financial system and systemic risks, the bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature of credit spreads and interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks. We undertake no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

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

EXCHANGE RATES

Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of our equity shares on the Indian stock exchanges and, as a result, will affect the market price of our American Depositary Shares, or ADSs, in the United States. These fluctuations will also affect the conversion into U.S. dollars by the depositary of any cash dividends paid in Indian rupees on our equity shares represented by ADSs.

In July 1991, the government adjusted the Indian rupee downward by an aggregate of approximately 20.0% against the U.S. dollar. The adjustment was effected as part of an economic package designed to overcome economic and foreign exchange problems. After the Indian rupee was made convertible on the current account in March 1993, it depreciated at an average annual basis at a rate of approximately 5-6% until fiscal 2003, before appreciating slightly in fiscal years 2004 and 2005. The rupee depreciated against the U.S. dollar by 2.0% during fiscal 2006. During fiscal 2007, the rupee appreciated against the U.S. dollar by 3.1%, moving from Rs. 44.48 per US$ 1.00 at March 31, 2006 to Rs. 43.10 per US$ 1.00 at March 30, 2007. During fiscal 2008 the rupee appreciated against the U.S. dollar by 7.1%, moving from Rs. 43.10 per US$ 1.00 at March 30, 2007 to Rs. 40.02 per US$ 1.00 at March 31, 2008 led largely by increased capital flows following strong economic growth. During fiscal 2009 following the onset of the global financial crisis and decline in capital flows, the rupee depreciated against the U.S. dollar by 27.1%, moving from Rs. 40.02 per US$ 1.00 at March 31, 2008 to Rs. 50.87 per US$ 1.00 at March 31, 2009. Given improved domestic economic conditions, during fiscal 2010, the rupee appreciated against the U.S. dollar by 11.6% moving from Rs. 50.87 per US$ 1.00 at March 31, 2009 to Rs. 44.95 at March 31, 2010. During fiscal 2011, the rupee appreciated against the U.S. dollar by 0.9%, moving from Rs. 44.95 per US$ 1.00 at March 31, 2010 to Rs. 44.54 at March 31, 2011. During fiscal 2012 (through August 31, 2011) the rupee depreciated against the U.S. dollar by 2.8% moving from Rs. 44.54 at March 31, 2011 to Rs. 45.79 at August 31, 2011.

The following table sets forth, for the periods indicated, certain information concerning the exchange rates between Indian rupees and U.S. dollars. For periods prior to January 1, 2009, the exchange rates reflect the noon buying rates as reported by the Federal Reserve Bank of New York. For periods after January 1, 2009, the exchange rates reflect the exchange rates as set forth in the H.10 statistical release of the Federal Reserve Board.

Fiscal Year	Period End(1)	Average(1) (2)
2007	43.10	45.06
2008	40.02	40.13
2009	50.87	46.32
2010	44.95	47.18
2011	44.54	45.46
2012 (through August 31, 2011)	45.79	44.77

Month	High	Low
March 2010	46.01	44.94
April 2010	44.79	44.10
May 2010	47.49	44.46
June 2010	47.08	45.64
July 2010	47.23	46.25
August 2010	47.02	45.70
September 2010	46.82	44.56
October 2010	44.59	44.05
November 2010	45.83	43.90
December 2010	45.54	44.70
January 2011	45.92	44.59
February 2011	45.66	45.06
March 2011	45.24	44.54
April 2011	44.51	44.00
May 2011	45.33	44.27

Month	High	Low
June 2011	45.00	44.59
July 2011	44.62	44.03
August 2011 (through August 31, 2011)	46.15	44.06

(1)	The exchange rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.

(2)	Represents the average of the exchange rate on the last day of each month during the period.

Although certain rupee amounts in this annual report have been translated into U.S. dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into U.S. dollars at any particular rate, the rates stated below, or at all. Except as otherwise stated in this annual report, all translations from rupees to U.S. dollars are based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at March 31, 2011. The Federal Reserve Bank of New York certifies this rate for customs purposes in a weekly version of the H.10 release. The exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at March 31, 2011 was Rs. 44.54 per US$ 1.00 and at August 31, 2011 was Rs. 45.79 per US$ 1.00.

MARKET PRICE INFORMATION

Equity Shares

Our outstanding equity shares are currently listed and traded on the Bombay Stock Exchange, or the BSE, and on the National Stock Exchange of India Limited, or the NSE.

At September 2, 2011, 1,152,346,124 equity shares were outstanding. The prices for equity shares as quoted in the official list of each of the Indian stock exchanges are in Indian rupees.

The following table shows:

•	The reported high and low closing prices quoted in rupees for our equity shares on the NSE; and

•
The reported high and low closing prices for our equity shares, translated into U.S. dollars, based on (i) the noon buying rates as reported by the Federal Reserve Bank of New York for periods prior to January 1, 2009 and (ii) the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board, on the last business day of each period presented.

	Price per equity share(1)
	High		Low		High		Low
Annual prices:
Fiscal 2007	Rs.	999.70	Rs.	451.20	US$	23.19	US$	10.47
Fiscal 2008		1,435.00		759.95		35.86		18.99
Fiscal 2009		942.85		262.95		18.53		5.17
Fiscal 2010		963.65		349.35		21.44		7.77
Fiscal 2011		1,273.35		809.35		28.59		18.17
Quarterly prices:
Fiscal 2010:
First Quarter	Rs.	756.15	Rs.	349.35	US$	15.84	US$	7.32
Second Quarter		907.60		628.85		18.87		13.08
Third Quarter		959.10		771.75		20.67		16.63
Fourth Quarter		963.65		787.30		21.44		17.52
Fiscal 2011:
First Quarter	Rs.	997.80	Rs.	809.35	US$	21.50	US$	17.44
Second Quarter		1,127.75		840.05		25.31		18.85
Third Quarter		1,273.35		1,058.30		28.42		23.62
Fourth Quarter		1,144.85		951.35		25.70		21.36
Fiscal 2012 (through August 30, 2011):		1,126.85		1,006.90		25.49		22.78
Monthly prices:
November 2010	Rs.	1,273.35	Rs.	1,116.25	US$	27.78	US$	24.36
December 2010		1,191.15		1,058.30		26.59		23.62
January 2011		1,144.85		1,001.15		24.93		21.80
February 2011		1,057.00		951.35		23.40		21.06
March 2011		1,116.20		996.60		25.06		22.38
April 2011		1,126.85		1,084.10		25.47		24.50
May 2011		1,098.30		1,006.90		24.38		22.36
June 2011		1,094.65		1,014.00		24.55		22.74
July 2011		1,099.10		1,017.55		24.87		23.02
August 2011		1,045.35		820.25		22.83		17.91

(1)	Data from the NSE. The prices quoted on the BSE may be different.

At August 30, 2011, the closing price of equity shares on the NSE was Rs. 873.25 equivalent to US$ 18.98 per equity share (US$ 37.96 per ADS on an imputed basis) translated at the exchange rate of Rs. 46.01 per US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board on August 30, 2011.

At year-end fiscal 2011, there were approximately 670,010 holders of record of our equity shares, of which 260 had registered addresses in the United States and held an aggregate of approximately 57,722 equity shares.

ADSs

Our ADSs, each representing two equity shares, were originally issued in March 2000 in a public offering and are listed and trade on the New York Stock Exchange under the symbol IBN. The equity shares underlying ADSs are listed on the BSE and the NSE.

At year-end fiscal 2011, ICICI Bank had approximately 156 million ADSs, equivalent to about 312 million equity shares, outstanding. At September 7, 2011, there were approximately 64,000 record holders of ICICI Bank’s ADSs, out of which 145 have registered addresses in the United States.

The following table sets forth, for the periods indicated, the reported high and low closing prices on the New York Stock Exchange for our outstanding ADSs traded under the symbol IBN.

	Price per ADS
	High		Low
Annual prices:
Fiscal 2007	US$	46.74	US$	21.25
Fiscal 2008		72.88		35.16
Fiscal 2009		47.20		9.96
Fiscal 2010		43.43		14.36
Fiscal 2011		57.57		34.85
Quarterly prices:
Fiscal 2010:
First Quarter	US$	32.62	US$	14.36
Second Quarter		38.56		26.04
Third Quarter		41.24		31.45
Fourth Quarter		43.43		33.47
Fiscal 2011:
First Quarter	US$	45.79	US$	34.85
Second Quarter		49.85		35.77
Third Quarter		57.57		46.46
Fourth Quarter		51.10		42.31
Fiscal 2012 (through August 31, 2011):
Monthly prices:
November 2010	US$	57.57	US$	50.04
December 2010		53.31		46.46
January 2011		51.10		43.32
February 2011		46.24		42.31
March 2011		50.03		44.20
April 2011		50.67		48.50
May 2011		49.30		44.83
June 2011		49.30		45.32
July 2011		50.00		45.63
August 2011		47.28		35.92

See also “Risk Factors—Risks relating to ADSs and Equity Shares––Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs”.

RISK FACTORS

You should carefully consider the following risk factors as well as other information contained in this annual report in evaluating us and our business.

Risks Relating to India and Other Economic and Market Risks

A prolonged slowdown in economic growth or rise in interest rates in India could cause our business to suffer.

A slowdown in the Indian economy could adversely affect our business and our borrowers and contractual counterparties, especially if such a slowdown were to be continued and prolonged. The growth rate of India’s gross domestic product, or gross domestic product, which was 9.0% or higher in each of fiscal years 2006, 2007 and 2008, moderated to 6.7% during fiscal 2009. Gross domestic product growth recovered subsequently, reaching 8.0% during fiscal 2010, and 8.5% in fiscal 2011. Following inflationary pressures and an increase in interest rates, gross domestic product growth moderated to 7.8% and 7.7% in the quarters ended March 31, 2011 and June 30, 2011, respectively. The moderation in growth was primarily driven by a moderation in industrial sector growth to 5.3% and 6.7% during the quarters ended March 31, 2011 and June 30, 2011, respectively and a decline in services sector growth to 8.6% and 8.9% during the quarters ended March 31, 2011 and June 30, 2011 respectively. The Reserve Bank of India has projected gross domestic product growth at 8.0% for fiscal 2012.

Inflationary pressures emerged in fiscal 2011 with inflation, as measured by the Wholesale Price Index, increasing from 3.8% in fiscal 2010 to 9.6% in fiscal 2011, with a peak of 10.9% recorded in April 2010. The increase in inflation was primarily driven by food and fuel prices, with food inflation remaining elevated at over 15% in fiscal 2010 and fiscal 2011 and fuel inflation sharply increased to 12.3% in fiscal 2011 from negative 2.1% in fiscal 2010. Overall inflation continued to remain high at 9.5% during April-July 2011. The Reserve Bank of India has projected inflation to be at 7.0% for March 2012 and expects inflation to remain elevated for some time before moderating towards the later part of fiscal 2012. In response to inflationary pressures, the Reserve Bank of India has progressively tightened its monetary policy. During fiscal 2011, the cash reserve ratio was increased by 25 basis points from 5.75% to 6.0%, the repo rate by 175 basis points from 5.00% to 6.75%, and the reverse repo rate by 225 basis points from 3.50% to 5.75%. In fiscal 2012 to date the Reserve Bank of India has increased the repo rate by 150 basis points to 8.25% and set the reverse repo rate at 1.0% below the repo rate. Any further increase in inflation in the future, due to increases in prices of commodities such as crude oil, or otherwise, may result in a further tightening of monetary policy. During the second half of fiscal 2011, overall liquidity in the banking system remained tight due to the maintenance of large government cash balances, an increase in the currency in circulation and relatively lower growth in bank deposits compared to credit growth. As a result, several banks have increased their deposit and lending rates. Any increase in interest rates or reduction in liquidity or any uncertainty regarding liquidity and interest rates could adversely impact our business.

The Indian economy in general and the agricultural sector in particular are impacted by the level and timing of monsoon rainfall. In addition, investments by the corporate sector in India are impacted by government policies and decisions including policies and decisions regarding awards of licenses, access to land, access to natural resources and the protection of the environment.

Further, in light of the increasing linkage of the Indian economy to other economies, the Indian economy is increasingly influenced by economic and market conditions in other countries. As a result, unfavorable developments in the United States and other countries in the developed world and a slowdown in economic growth in major emerging markets like China could have an adverse impact on economic growth in India.

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

From August 2007, the global financial system experienced difficult credit and liquidity conditions and disruptions leading to less liquidity, greater volatility, general widening of spreads and, in some cases, lack of price transparency on inter-bank lending rates. These adverse trends accelerated sharply following the bankruptcy filing by Lehman Brothers in September 2008, leading to a global financial and economic crisis. In the United States. (where this particular crisis originated), the government was forced to bail out leading financial institutions and inject additional capital into other banks. Likewise, in several European countries, governments injected capital into banks and guaranteed deposits or increased the level of deposit guarantees. More recently, several European governments have struggled to meet their sovereign debt obligations, as reflected in rating agencies’ downgrades of the bonds issued by these governments. In July 2011, the European Union agreed to a second bailout package for Greece. Further in August 2011, Standard and Poors downgraded the U.S. sovereign debt rating from AAA to AA+ citing concerns about the level of U.S. debt. Although the proximate cause of the financial crisis in 2008, which was deeper than other recent financial crises, was the U.S. residential mortgage market, investors should be aware that there is a recent history of financial crises and boom-bust cycles in multiple markets in both the emerging and developed economies which leads to risks for all financial institutions, including us. A loss of investor confidence in the financial systems of India or other markets and countries or any financial instability in India or any other market may cause increased volatility in the Indian financial markets and, directly or indirectly, adversely affect the Indian economy and financial sector, our business and our future financial performance. See also “—Risks Relating to Our Business—We experienced rapid international growth in earlier years which has increased the complexity of the risks that we face”. The financial crisis beginning in fiscal 2008 had a limited direct impact on us and we have not experienced the same degree of write-downs as banks that were exposed to, or invested in, the U.S. residential mortgage market. However, the widening of credit spreads resulted in mark-to-market and realized losses on our investment and derivative portfolios, constrained our international debt capital market borrowings and adversely impacted our profitability. If the sovereign debt problems in Europe continue to accelerate, or if the United States or the European Union experience a double-dip recession, there may be a resultant tightening of global liquidity, a reduction or increased volatility of capital flows into India and reduction in demand for the goods and services of certain of our borrowers which may have an adverse impact on our business and future performance. We remain subject to the risks posed by the indirect impact of adverse developments in the global economy, some of which cannot be anticipated and the vast majority of which are not under our control. We also remain subject to counterparty risk to financial institutions that fail or are otherwise unable to meet their obligations to us.

Any downgrading of India’s debt rating by an international rating agency could adversely affect our business, our liquidity and the price of our equity shares and ADSs.

Following expansionary fiscal policies and the increase in India’s fiscal deficit, Standard & Poor’s, an international rating agency, had revised its outlook for India’s debt rating from ‘Stable’ to ‘Negative’ in February 2009 before subsequently revising it back to ‘Stable’ in March 2010. Any adverse revisions to India’s credit ratings for domestic and international debt by international rating agencies may adversely impact our business and limit our access to capital markets and adversely impact our liquidity position. See also “—Our inability to effectively manage credit, market and liquidity risk and inaccuracy of our valuation models and accounting estimates may have an adverse effect on our earnings, capitalization, credit ratings and cost of funds”.

A significant increase in the price of crude oil could adversely affect the Indian economy, which could adversely affect our business.

India imports a majority of its requirements of crude oil, which comprised over 30% of total imports in fiscal 2011. Following the recovery in the global economic environment in fiscal 2011 and tensions in the Middle East and North Africa, global oil prices have increased sharply. In June 2011, the Government of India increased the price of certain regulated oil products in view of the increase in international crude oil prices. Such sharp increases or volatility in oil prices and the pass-through of such increases to Indian consumers could have a material negative impact on the Indian economy and the Indian banking and financial system in particular, including through a rise in inflation and market interest rates and a higher trade deficit. This could adversely affect our business including our liquidity, the quality of our assets, our financial performance, our stockholders’ equity, our ability to implement our strategy and the price of our equity shares and ADSs.

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

During the global financial crisis that commenced in 2008, India suffered a reversal of capital inflows and a decline in exports, leading to pressures on the balance of payments and a sharp depreciation of the Indian rupee compared to the U.S. dollar. Any increased intervention by the Reserve Bank of India in the foreign exchange market to control the volatility of the exchange rate may result in a decline in India’s foreign exchange reserves and reduced liquidity and higher interest rates in the Indian economy, which could adversely affect our business, our future financial performance and the price of our equity shares and ADSs. Further, increased volatility in capital flows may also complicate monetary policy, leading to volatility in inflation and interest rates in India, which could adversely impact our business.

Natural calamities, climate change and health epidemics could adversely affect the Indian economy, or the economy of other countries where we operate, our business and the price of our equity shares and ADSs.

India has experienced natural calamities such as earthquakes, floods and droughts in the past few years. The extent and severity of these natural disasters determine their impact on the Indian economy. In particular, climatic and weather conditions, such as the level and timing of monsoon rainfall, impact the agricultural sector, which constitutes approximately 14% of India’s gross domestic product. For example, in fiscal 2003, many parts of India received significantly less than normal rainfall. As a result, the agricultural sector recorded a decline of 7.2%. While the growth rate of the agricultural sector was 10.0% in fiscal 2004, it was negligible in fiscal 2005 due to the erratic progress of the monsoon which adversely affected sowing operations for certain crops. In fiscal 2010, the rainfall was below the trend level in several parts of India. Consequently, the agricultural sector recorded an increase of 0.2% during fiscal 2010. Agricultural sector growth improved to 6.6% in fiscal 2011. Prolonged spells of below or above normal rainfall or other natural calamities, or global or regional climate change, could adversely affect the Indian economy and our business, especially our rural portfolio. Similarly, global or regional climate change or natural calamities in other countries where we operate could affect the economies of those countries and our operations in those countries.

Health epidemics could also disrupt our business. In fiscal 2010, there were outbreaks of swine flu, caused by the H1N1 virus, in certain regions of the world, including India and several countries in which we operate. Any future outbreak of health epidemics may restrict the level of business activity in affected areas, which may in turn adversely affect our business.

Financial difficulty and other problems in certain financial institutions in India could adversely affect our business and the price of our equity shares and ADSs.

As an Indian bank, we are exposed to the risks of the Indian financial system which may be affected by the financial difficulties faced by certain Indian financial institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships. This risk, which is sometimes referred to as “systemic risk”, may adversely affect financial intermediaries, such as clearing agencies, banks, securities firms and exchanges with which we interact on a daily basis. Any such difficulties or instability of the Indian financial system in general could create an adverse market perception about Indian financial institutions and banks and adversely affect our business. Our transactions with these financial institutions expose us to credit risk in the event of default by the counterparty, which can be exacerbated during periods of market illiquidity. See also “Overview of the Indian Financial Sector”. As the Indian financial system operates within an emerging market, we face risks of a nature and extent not typically faced in more developed economies, including the risk of deposit runs notwithstanding the existence of a national deposit insurance scheme. For example, in April 2003, unsubstantiated rumors, believed to have originated in Gujarat, a state in India, alleged that we were facing liquidity problems. Although our liquidity position was sound, we witnessed higher than normal deposit withdrawals on account of these unsubstantiated rumors for several days in April 2003. During September-October 2008, following the disclosure of our exposure to Lehman Brothers and other U.S. and European financial institutions, rumors were circulated about our financial position which resulted in concerns being expressed by depositors and higher than normal transaction levels on a few days. We controlled the situation in these instances, but any failure to control such situations in the future could result in high volumes of deposit withdrawals, which would adversely impact our liquidity position, disrupt our business and, in times of market stress, undermine our financial strength. In fiscal 2011, Indian government agencies initiated proceedings against certain financial institutions alleging bribery in the loans and investment approval process, which impacted market sentiment. Similar developments in the future could adversely impact the financing of proposed investments by the corporate sector and negatively impact confidence in the financial sector.

A significant change in the Indian government’s policies could adversely affect our business and the price of our equity shares and ADSs.

Our business and customers are predominantly located in India or are related to and influenced by the Indian economy. The Indian government has traditionally exercised, and continues to exercise, a dominant influence over many aspects of the economy. Government policies could adversely affect business and economic conditions in India, our ability to implement our strategy, and our future financial performance. Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector and encouraging the development of the Indian financial sector. India has been governed by coalition governments for the past several years. The leadership of India and the composition of the coalition in power are subject to change, and election results are sometimes not along expected lines. It is therefore difficult to predict the economic policies that will be pursued by governments in the future. In addition, investments by the corporate sector in India may be impacted by government policies and decisions, including with respect to awards of licenses and resources, access to land and natural resources and policies with respect to protection of the environment. The pace of economic liberalization could change, and specific laws and policies affecting banking and finance companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. For instance, the government of India has proposed a new direct tax code that could impact our taxation in the future, as well as the investment decisions of individuals, thereby impacting our business. The government of India has also proposed shifting to a uniform goods and service tax structure in India, which may also have an impact on the way in which we are taxed in the future. Any significant change in India’s economic policies or any market volatility as a result of uncertainty surrounding India’s macroeconomic policies or the future elections of its government could adversely affect business and economic conditions in India generally and our business in particular.

If regional hostilities, terrorist attacks or social unrest in some parts of the country increase, our business and the price of our equity shares and ADSs could be adversely affected.

India has from time to time experienced social and civil unrest and hostilities both internally and with neighboring countries. In the past, there have been military confrontations between India and Pakistan. India has also experienced terrorist attacks in some parts of the country, including in Mumbai, where our headquarters are located, most recently in July 2011. These hostilities and tensions could lead to political or economic instability in India and adversely affect our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

Risks Relating to Our Business

Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance.

As a result of certain reserve requirements of the Reserve Bank of India, we are more structurally exposed to interest rate risk than banks in many other countries. See also “Supervision and Regulation—Legal Reserve Requirements”. These requirements result in our maintaining a large portfolio of fixed income government of India securities, and we could be materially adversely impacted by a rise in interest rates, especially if the rise were sudden or sharp. Realized and marked-to-market gains or losses on investments in fixed income securities, including government of India securities, are an important element of our profitability and are impacted by movements in market yields. A rise in yields on government securities, as has taken place since fiscal 2010, reduces our profits from this activity and the value of our fixed income portfolio. These requirements also have a negative impact on our net interest income and net interest margin because we earn interest on a portion of our assets at rates that are generally less favorable than those typically received on our other interest-earning assets. We are also exposed to interest rate risk through our treasury operations and our subsidiary, ICICI Securities Primary Dealership, which is a primary dealer in government of India securities. In our asset management business, we manage money market mutual funds whose performance is impacted by a rise in interest rates, which adversely impacts our revenues and profits from this business.

If the yield on our interest-earning assets does not increase at the same time or to the same extent as our cost of funds, or if our cost of funds does not decline at the same time or to the same extent as the decrease in yield on our interest-earning assets, our net interest income and net interest margin would be adversely impacted. From the second half of fiscal 2011, there was a considerable tightening of domestic liquidity and a sharp increase in interest rates in India. As a result, we have seen an increase in our cost of funds as well as in our yield on interest-earning assets. Any systemic decline in low cost funding available to banks in the form of current and savings account deposits would adversely impact our net interest margin. In its monetary policy statement for fiscal 2012, the Reserve Bank of India has increased the rate of interest on savings deposits from 3.5% to 4.0% which would adversely impact our cost of funds. Further, the Reserve Bank of India has issued a discussion paper on the deregulation of the savings account interest rate. Such deregulation may lead to an increase in the interest paid on savings account deposits, adversely impacting our cost of funds. If there are further increases in our cost of funds or if we are not able to pass on the increases fully into our lending rates, our net interest margins and profitability would be adversely impacted. Further, any tightening of liquidity and volatility in international markets, such as that which occurred in the second half of fiscal 2008 following concerns over sub-prime debt in the United States, may limit our access to international bond markets and result in an increase in our cost of funding for our international business. Continued volatility in international markets could constrain and increase the cost of our international market borrowings and our ability to replace maturing borrowings and fund new assets. The recent concerns on sovereign debt in Europe and the downgrade of the credit rating of the United States have resulted in a widening of spreads for financial institutions, including ICICI Bank. Our overseas banking subsidiaries are also exposed to similar risks.

High and increasing interest rates or greater interest rate volatility would adversely affect our ability to grow, our net interest margins, our net interest income, our income from treasury operations and the value of our fixed income securities portfolio.

If we are not able to control the level of non-performing assets in our portfolio, our business will suffer.

Until fiscal 2008, we experienced rapid growth in our retail loan portfolio, including non-collateralized retail loans such as unsecured personal loans and credit card receivables. See also “Business—Overview of Our Products and Services—Commercial Banking for Retail Customers”. The seasoning of the loan portfolio, an adverse macroeconomic environment and challenges in recovery led to an increase in non-performing loans, especially in the non-collateralized retail loan portfolio. Following higher than anticipated credit losses and difficulties in collections, we discontinued our urban micro-banking unsecured loan product during fiscal 2008, and have, since fiscal 2009, substantially reduced the origination of unsecured personal loans, credit cards and two wheeler loans. Various factors, including a rise in unemployment, prolonged recessionary conditions, our regulators’ assessment and review of our loan portfolio, a sharp and sustained rise in interest rates, developments in the Indian economy, movements in global commodity markets and exchange rates and global competition could cause further increase in the level of non-performing assets on account of these retail and other loans and have a material adverse impact on the quality of our loan portfolio.

In fiscal 2008, the Reserve Bank of India issued guidelines relating to the use of recovery agents by banks. These guidelines prescribed that banks should establish a due diligence process for the engagement of recovery agents, pre-inform borrowers of authorized recovery agents while forwarding default cases to recovery agents, set up a grievance redressal mechanism related to the recovery process and review and ensure appropriate incentives and recovery targets for agents. In addition, the guidelines also prescribed procedures for enforcing security interests and for auctioning movable and immovable property after enforcing the security interest. These changes had an impact on our ability to recover outstanding receivables from customers. Any similar future guidelines may affect our loan collections and ability to foreclose on existing non-performing assets.

Under the directed lending norms of the Reserve Bank of India, we are required to extend 50.0% of our residual adjusted net bank credit to certain eligible sectors, which are categorized as “priority sectors”. We may experience a significant increase in non-performing assets in our directed lending portfolio, particularly loans to the agricultural sector and small enterprises, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. See also “—We are subject to the directed lending requirements of the Reserve Bank of India, and any shortfall in achieving these requirements may be required to be invested in government schemes that yield low returns, thereby impacting our profitability. We may also experience a higher level of non-performing assets in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the price of our equity shares and ADSs”, “—Entry into new businesses or expansions of existing businesses may expose us to increased risks that may adversely affect our business” and “Business—Loan Portfolio—Directed Lending”.

Following the global and Indian economic slowdown beginning in fiscal 2008, we saw an increase in the volume of restructured corporate loans. Further economic challenges could result in some of our borrowers not being able to meet their restructured debt obligations, resulting in loans to such borrowers being classified as non-performing. See also “—The level of restructured loans in our portfolio may increase and the failure of our restructured loans to perform as expected could affect our business”. The loan portfolio of our international branches and subsidiaries includes foreign currency loans to Indian companies for their Indian operations (as permitted by regulation) as well as for their overseas ventures, including cross-border acquisitions. This exposes us to specific additional risks including the failure of the acquired entities to perform as expected, and our inexperience in various aspects of the economic and legal framework in overseas markets. See also “—We experienced rapid international growth in earlier years which has increased the complexity of the risks that we face”. Further, we expect long-term project finance to be a significant area of growth in our business going forward, and the quality of this portfolio could be adversely impacted by several factors. See also “—Our loan portfolio includes long-term project finance loans, which are particularly vulnerable to completion and other risks”. In certain cases, we have extended loan facilities to clients based on collateral consisting of equity shares and any volatility in the capital markets may impact the value of such collateral. We may not be able to control or reduce the level of non-performing assets in our project and corporate finance portfolio.

We also securitize our loan receivables through independent special purpose vehicles from time to time. The loan pools securitized by us are generally rated by independent credit rating agencies. With respect to these transactions, we provide credit enhancements generally in the form of cash collaterals/guarantees/interest spreads. There is no guarantee that these pools will perform as per expectations. In the event that the ratings on these pools are downgraded and/or we are required to increase the credit enhancement, our profitability, reputation and our business could be adversely affected. We also have investments in security receipts arising out of the sale of non-performing assets by us to Asset Reconstruction Company (India) Limited, a reconstruction company registered with the Reserve Bank of India and other reconstruction companies. See also “Business—Classification of Loans”. There can be no assurance that Asset Reconstruction Company (India) Limited and other reconstruction companies will be able to recover these assets and redeem our investments in security receipts and that there will be no reduction in the value of these investments.

If we are not able to control or reduce the level of non-performing assets, the overall quality of our loan portfolio would deteriorate, we may become subject to enhanced regulatory oversight and scrutiny, our reputation may be adversely impacted and our profitability and the price of our equity shares and ADSs could be adversely affected.

We are subject to the directed lending requirements of the Reserve Bank of India, and any shortfall in achieving these requirements may be required to be invested in government schemes that yield low returns, thereby impacting our profitability. We may also experience a higher level of non-performing assets in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the price of our equity shares and ADSs.

Under the directed lending norms of the Reserve Bank of India, banks in India are required to lend 40.0% of their adjusted net bank credit to certain eligible sectors, categorized as priority sectors. Of this, 18.0% of adjusted net bank credit is required to be lent to the agricultural sector, including direct agricultural advances of at least 13.5% and indirect agricultural advances of not more than 4.5%. Direct agricultural advances include loans made directly to individual farmers or groups of individual farmers for agriculture and related activities. Indirect agricultural advances include loans for purposes linked to agriculture, such as loans to food and agri-processing units, finance for hire-purchase schemes for distribution of agricultural machinery and implements, financing farmers indirectly through the co-operative system and loans for the construction and operation of storage facilities. Other than the 18.0% of adjusted net bank credit that is required to be lent to the agricultural sector, the balance of the priority sector lending requirement can be met by lending to a range of sectors, including small businesses and residential mortgages satisfying certain criteria. Loans to identified weaker sections of society must comprise 10.0% of adjusted net bank credit. Some categories of loans may qualify as both weaker section lending and priority sector lending. These requirements are to be met as of the last reporting Friday of the fiscal year with reference to the adjusted net bank credit of the previous fiscal year.

These requirements apply to ICICI Bank on a standalone basis. Until fiscal 2011, the Bank was required to extend 50.0% of its residual adjusted net bank credit to priority sectors, after excluding the advances of ICICI at year-end fiscal 2002. At March 25, 2011, the last reporting Friday for fiscal 2011, while the Bank had met its overall priority sector lending targets, direct agricultural loans were 9.5% of residual net bank credit against the requirement of 13.5%, with the shortfall amounting to Rs. 42.09 billion, and advances to weaker sections were Rs. 34.43 billion constituting 3.3% of the Bank’s residual adjusted net bank credit against the requirement of 10.0%, with the shortfall amounting to Rs. 69.50 billion. See also “Business—Loan Portfolio—Directed Lending.” The Reserve Bank of India has stipulated that the Bank will be required to extend 38.5% of its adjusted net bank credit (i.e., including the advances of ICICI) to priority sectors in fiscal 2012 and achieve the target of 40.0% of adjusted net bank credit from fiscal 2013. As a result of this, the Bank’s priority sector lending requirements are expected to increase.

Any shortfall in meeting these requirements may be required to be invested in government schemes that yield low returns ranging from 3.0% to 6.0%, thereby impacting our profitability. The aggregate amount of funding required by such schemes is drawn from banks that have shortfalls in achievement of their directed lending targets, with the amounts drawn from each bank determined by the Reserve Bank of India. At year-end fiscal 2011, our total mandated investments in such schemes were Rs. 150.8 billion and such investments are expected to increase in future years.

We may experience a higher level of non-performing assets in our directed lending portfolio, particularly in loans to the agricultural sector and small enterprises, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. The Bank’s gross non-performing assets on the priority sector loan portfolio were 3.6% and 3.3% in fiscal 2010 and fiscal 2011, respectively.

In its budget for fiscal 2009, the government announced a one-time debt waiver scheme for small and marginal farmers. Our eligible portfolio under this scheme was Rs. 2.76 billion. While the government has borne the cost of the scheme and we have received 99.8% of the amount of such loans waived by us from the government, any similar schemes in the future may have an adverse impact on future debt servicing behavior regarding farm loans and may lead to an increase in non-performing loans in the agricultural sector.

The Bank has achieved a portion of its government-required priority sector lending through lending to and portfolio buyouts from micro finance institutions. On October 15, 2010, the state government of Andhra Pradesh issued an ordinance stipulating that the interest amount charged by a microfinance institution on a loan cannot exceed the principal, that repayment collections must occur at village assembly offices and that microfinance institutions must register with the project director of the district rural development authority. The ordinance adversely impacted the operations of microfinance institutions operating in the state and resulted in lower collections due to disruptions in their field operations. As a result of the above, there was an adverse impact on outstanding loans to microfinance institutions and portfolios bought out from microfinance institutions by banks, including for us.

Through recent guidelines and directions, the Reserve Bank of India has restricted the ability of banks to meet the directed lending obligations through lending to specialized financial intermediaries. These and any future changes by the Reserve Bank of India in the directed lending norms may result in our inability to meet the priority sector lending requirements as well as require us to increase our lending to relatively more risky segments and may result in an increase in non-performing loans.

The level of restructured loans in our portfolio may increase and the failure of our restructured loans to perform as expected could affect our business.

Our standard assets include restructured standard loans. See also “Business—Classification of Loans—Restructured Loans”. The global and Indian economic slowdown in fiscal 2008 and its impact on equity and debt markets adversely impacted the capacity utilization, profitability and cash accruals of some of our borrowers and their ability to access equity and debt financing resulting in an increase in the level of restructured assets in fiscal 2009 and fiscal 2010. In fiscal 2011, our restructured assets portfolio decreased following upgrades of existing restructured loans based on satisfactory payment performance. In fiscal 2011, collections of loans extended to microfinance institutions in the state of Andhra Pradesh were impacted by certain regulations introduced by the state government. These developments are likely to result in restructuring of a part of our loans to microfinance institutions. The combination of any change in regulations regarding the classification of loans as restructured loans or the upgrading of loans and any substantial increase in the level of restructured assets and the failure of these borrowers to perform as expected could adversely affect our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

Our loan portfolio includes long-term project finance loans, which are particularly vulnerable to completion and other risks.

Project financing provided to the industrial and manufacturing sectors constituted a significant portion of the ICICI loan portfolio. In the past, we have experienced a high level of default and restructuring in our industrial and manufacturing project finance loan portfolio as a result of the downturn in certain global commodity markets and increased competition in India.

We expect significant opportunities in infrastructure project finance in India and it is our strategy to grow this portfolio. The viability of these projects depends upon a number of factors, including market demand, government policies, the processes for awarding government licenses and access to natural resources and their subsequent judicial or other review, the financial condition of the government or other entities that are the primary customers for the output of such projects and the overall economic environment in India and the international markets. These projects are particularly vulnerable to a variety of risks, including risks of delays in regulatory approvals, environmental and social issues, completion risk and counterparty risk, which could adversely impact their ability to generate revenues. Our loans to the power sector, in particular, increased substantially from 3.5% of our total gross loans at March 31, 2010 to 4.2% of our total gross loans at March 31, 2011. Concerns have been expressed recently on the availability of coal for upcoming power projects in India, primarily due to environmental concerns around coal mining in some areas. In addition, power projects inherently have high leverage levels and the current volatility in capital markets and concerns about the implementation of these projects and their future cash flows may constrain the availability of equity funding for such projects. We cannot be sure that these projects will begin operations as scheduled or perform as anticipated. While a large portion of these projects are under implementation and the commercial dates of operations are yet to be reached, we may see an increase in our non-performing assets or restructured assets portfolio in case of delays of more than two years from the scheduled commercial date of operations of such projects, in line with Reserve Bank of India guidelines. A slowdown in the Indian and global economy may exacerbate the risks for the projects that we have financed. Future project finance losses or high levels of loan restructuring could have a materially adverse effect on our profitability and the quality of our loan portfolio and the price of our equity shares and ADSs.

Further deterioration of our non-performing asset portfolio combined with Reserve Bank of India requirements that all Indian banks increase their provisioning coverage as a percentage of gross non-performing assets could adversely affect our business.

There can be no assurance that the percentage of non-performing assets that we will be able to recover will be similar to our and ICICI’s past experience of recoveries of non-performing assets. Our retail loan portfolio experienced rapid growth between fiscal 2002 and fiscal 2007, and there is limited data on historical loss ratios in retail loans, especially in the event of an economic downturn. During fiscal years 2008, 2009 and 2010, we saw an increase in non-performing assets, mainly in our non-collateralized retail loan portfolio. Further, the economic slowdown and the impact of global and Indian economic conditions on equity and debt markets also led to an increase in the volume of restructured corporate loans, and the failure of these borrowers to perform as per the restructured terms would lead to their classification as non-performing loans. See also “—If we are not able to control the level of non-performing assets in our portfolio, our business will suffer”.

Indian banks were required by a Reserve Bank of India policy to increase their total provisioning coverage ratio, including floating provisions and prudential/technical write-offs, to 70% by September 30, 2010. ICICI Bank was permitted by the Reserve Bank of India to achieve the stipulated level of provisioning coverage of 70% in a phased manner by March 31, 2011 and complied with the provisioning coverage requirement within this stipulated period. In April 2011, the Reserve Bank of India stipulated that banks would be required to maintain their provisioning coverage ratios with reference to their gross non-performing assets position at September 30, 2010 and not on an ongoing basis. In its annual policy statement for fiscal 2012, the Reserve Bank of India increased the specific provisioning requirements on sub-standard and doubtful assets by 5%-10% of the gross outstanding from their existing levels. In addition, the Reserve Bank of India increased the general provisioning requirements on restructured standard assets. The combination of the mandated increase in provisions, regulators’ assessment of our provisions, any change in the definition of non-performing assets by the regulator and any further deterioration or increase in our non-performing asset portfolio could lead to an adverse impact on our business, our future financial performance and the price of our equity shares and ADSs.

We have seen a significant increase in our branch network over the last few years and any inability to use these branches productively or substantial delays in achieving desired levels of productivity may have an adverse impact on our growth and profitability and the price of our equity shares and ADSs.

Our branch network has increased from 1,419 branches at year-end fiscal 2009 to 1,707 branches at year-end fiscal 2010 and to 2,529 branches at year-end fiscal 2011. This includes 463 branches of the Bank of Rajasthan which merged with us effective close of business on August 12, 2010. See also “—We may seek opportunities for growth through acquisitions or be required to undertake mergers by the Reserve Bank of India and could face integration and other acquisition risks.” Our new branches typically operate at lower efficiency levels, compared to our existing branches, and although we intend to increase their efficiency over time, any inability to use these branches productively, or substantial delays in achieving desired levels of productivity, would have an adverse impact on our growth and profitability and the price of our equity shares and ADSs.

We are subject to capital adequacy requirements as stipulated by the Reserve Bank of India and any inability to maintain adequate capital due to changes in regulations, a lack of access to capital markets, or otherwise may impact our ability to grow and support our businesses.

      Banks in India are required by the Reserve Bank of India to maintain a minimum capital adequacy ratio of 9.0% and a minimum Tier-1 ratio of 6.0% of their risk weighted assets. See also “Supervision and Regulation—Capital Adequacy Requirements”. ICICI Bank had a capital adequacy ratio of 19.5% with a Tier-1 ratio of 13.2% at year-end fiscal 2011. Recent discussions on capital requirements for financial institutions globally and the proposed Basel III framework may result in an increase in the minimum capital requirements for banks, including those in India. Our ability to grow our business and execute our strategy is dependent on our level of capitalization and we typically raise resources from the capital markets to meet our capital requirements. Any reduction in our capital adequacy ratio, on account of regulatory changes or otherwise and any inability to access capital markets may limit our ability to grow our business and our future performance and strategy.

Our risk profile is linked to the Indian economy and the banking and financial markets in India which are still evolving.

Our credit risk may be higher than banks in some developed economies. Unlike several developed economies, a nation-wide credit bureau has only recently become operational in India. This may affect the quality of information available to us about the credit history of our borrowers, especially individuals and small businesses. In addition, the credit risk of our borrowers, particularly small and middle market companies, is higher than borrowers in more developed economies due to the evolving Indian regulatory, political, economic and industrial environment. The directed lending norms of the Reserve Bank of India require us to lend a certain proportion of our loans to “priority sectors”, including agriculture and small enterprises, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. Any shortfall may be required to be allocated to investments yielding sub-market returns. See also “—We are subject to the directed lending requirements of the Reserve Bank of India, and any shortfall in achieving these requirements may be required to be invested in government schemes that yield low returns, thereby impacting our profitability. We may also experience a higher level of non-performing assets in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the price of our equity shares and ADSs” and “Business—Loan Portfolio—Directed Lending”. Also, several of our corporate borrowers in the past suffered from low profitability because of increased competition from economic liberalization, a sharp decline in commodity prices, a high debt burden and high interest rates in the Indian economy at the time of their financing, and other factors. An economic slowdown and a general decline in business activity in India could impose further stress on these borrowers’ financial soundness and profitability and thus expose us to increased credit risk. This may lead to an increase in the level of our non-performing assets and there could be an adverse impact on our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

In addition to credit risks, we also face additional risks as compared with banks in developed economies. We pursue our banking, insurance and other activities in India in a developing economy with all of the risks that come with such an economy. Our activities in India are spread across a large and diverse terrain and involve employees, contractors, counterparties and customers with widely varying levels of education, financial sophistication and wealth. Although we seek to implement policies and procedures to reduce and manage marketplace risks as well as risks within our own organization, some risks remain inherent in doing business in a large, developing country. We cannot eliminate these marketplace and operational risks, which may lead to legal or regulatory actions, negative publicity or other developments that could reduce our profitability. In the aftermath of the financial crisis, regulatory scrutiny of these risks is increasing.

The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal. Following the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past.

We are subject to a wide variety of banking, insurance and financial services laws, regulations and regulatory policies and a large number of regulatory and enforcement authorities in each of the jurisdictions in which we operate. Since the onset of the global financial crisis, regulators in India and in the other jurisdictions in which we operate have intensified their review and scrutiny of many financial institutions, including us. In the aftermath of the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past, in a range of areas. This increased review and scrutiny increases the possibility that we will face adverse legal or regulatory actions. The Reserve Bank of India and other regulators regularly review our operations, and there can be no guarantee that any regulator will agree with our internal assessments of asset quality, provisions, risk management, capital adequacy and management functioning, other measures of the safety and soundness of our operations or compliance with applicable laws, regulations or regulatory policies. Regulators may find that we are not in compliance with applicable laws, regulations or regulatory policies, or with the regulators’ revised interpretations of such laws, regulations or regulatory policies, and may take formal or informal actions against us. Such formal or informal actions might force us to make additional provision for our non-performing assets, divest our assets, adopt new compliance programs or policies, remove personnel, reduce dividend or executive compensation or undertake other changes to our business operations. Any of these changes, if required, could reduce our profitability by restricting our operations, imposing new costs or harming our reputation. See also “—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment” and “Supervision and Regulation”.

Our banking subsidiaries in the United Kingdom and Canada have in the past focused primarily on leveraging their deposit franchises in these markets to extend financing to Indian companies for their operations in India and globally, including the financing of overseas acquisitions by Indian companies through structured transactions. In view of regulatory limitations on cross-border financing of this nature, we are currently not pursuing significant growth in these subsidiaries, which would adversely impact their business volumes and profitability.

In addition to oversight by the Reserve Bank of India, our insurance subsidiaries are also subject to extensive regulation and supervision by India’s insurance regulators. The Insurance Regulatory and Development Authority has the authority to modify and interpret regulations regarding the insurance industry, including regulations governing products, selling commissions, solvency margins and reserving, which can lead to additional costs or restrictions on our insurance subsidiaries’ activities. Similarly, our asset management subsidiary is subject to supervision and regulation by the Securities and Exchange Board of India.

Failure to comply with applicable regulations in various jurisdictions, including unauthorized actions by employees, representatives, agents and third parties, suspected or perceived failures and media reports, and ensuing inquiries or investigations by regulatory and enforcement authorities, has resulted, and may result in the future, in regulatory actions, including financial penalties and restrictions on or suspension of the related business operations.

In addition, a failure to comply with the applicable regulations in various jurisdictions by our employees, representatives, agents and third-party service providers either in or outside the course of their services, or suspected or perceived failures by them, may result in inquiries or investigations by regulatory and enforcement authorities and in regulatory or enforcement action against either us, or such employees, representatives, agents and third-party service providers. Such actions may impact our reputation, result in adverse media reports, lead to increased or enhanced regulatory or supervisory concerns, cause us to incur additional costs, penalties, claims and expenses or impact adversely our ability to conduct business.

If we fail to manage our legal and regulatory risk in the many jurisdictions in which we operate, our business could suffer, our reputation could be harmed and we would be subject to additional legal and regulatory risks. This could, in turn, increase the size and number of claims and damages asserted against us and or subject us to regulatory investigations, enforcement actions or other proceedings, or lead to increased supervisory concerns. We may also be required to spend additional time and resources on remedial measures, which could have an adverse effect on our business.

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

We cannot predict the timing or form of any current or future regulatory or law enforcement initiatives, which are increasingly common for international banks and financial institutions, but we would expect to cooperate with any such regulatory investigation or proceeding.

The value of our collateral may decrease or we may experience delays in enforcing our collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security exposing us to a potential loss.

A substantial portion of our loans to corporate and retail customers is secured by collateral. See also “Business—Classification of Loans—Non-Performing Asset Strategy”. Changes in asset prices may cause the value of our collateral to decline, and we may not be able to realize the full value of our collateral as a result of delays in bankruptcy and foreclosure proceedings, delays in the creation of security interests, defects or deficiencies in the perfection of collateral (including due to inability to obtain approvals that may be required from various persons, agencies or authorities), fraudulent transfers by borrowers and other factors, including depreciation in the value of the collateral and illiquid market for disposal of and volatility in the market prices for the collateral, current legislative provisions or changes thereto and past or future judicial pronouncements.

In India, foreclosure on collateral consisting of property can be undertaken directly by lenders by fulfilling certain procedures and requirements (unless challenged in courts of law) or otherwise by a written petition to an Indian court or tribunal. An application, when made (or a legal challenge to the foreclosure undertaken directly), may be subject to delays or administrative requirements that may result in, or be accompanied by, a decrease in the value of collateral. These delays can last for several years and might lead to deterioration in the physical condition or market value of the collateral. In the event a corporate borrower is in financial difficulty and unable to sustain itself, it may opt for the process of voluntary winding up. If a company becomes a “sick unit” (as defined under Indian law, which provides for a unit to be so categorized based on the extent of its accumulated losses relative to its stockholders’ equity), foreclosure and enforceability of collateral is stayed.

In fiscal 2008, the Reserve Bank of India issued guidelines relating to the use of recovery agents by banks. See also “—If we are not able to control the level of non-performing assets in our portfolio, our business will suffer”. Any similar future guidelines may affect our collections and ability to foreclose on existing non-performing assets. In addition, where we have collateral located in jurisdictions outside India, the applicable laws and regulations in such jurisdictions may impact our ability to foreclose on collateral and realize its value. Failure to recover the expected value of collateral could expose us to potential losses, which could adversely affect our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

We have a high concentration of loans to certain customers and sectors and if a substantial portion of these loans become non-performing, the overall quality of our loan portfolio, our business and the price of our equity shares and ADSs could be adversely affected.

Our loan portfolio and non-performing asset portfolio have a high concentration in certain types of customers. ICICI Bank’s policy is to limit its loan exposure to any particular industry (other than retail loans) to 15.0% of its total exposure. Our loans and advances to the retail finance segment constituted 37.7% of our gross loans and advances at year-end fiscal 2011. Our loans and advances to (i) the non-finance service sector, (ii) finance, (iii) crude/petroleum and petrochemicals and (iv) roads, port, telecom, urban development and other infrastructure projects (excluding power) constituted 8.8%, 6.4%, 6.0% and 5.8%, respectively of our gross loans and advances at year-end fiscal 2011. Pursuant to the guidelines of the Reserve Bank of India, ICICI Bank’s credit exposure to an individual borrower generally must not exceed 15.0% of its capital funds, unless the exposure is with regards to an infrastructure project. ICICI Bank’s exposure to a group of companies under the same management control generally must not exceed 40.0% of its capital funds unless the exposure is with regards to an infrastructure project. Banks may, in exceptional circumstances, with the approval of their boards, enhance the exposure by 5.0% of capital funds (i.e., aggregate exposure can be 20.0% of capital funds for an individual borrower and aggregate exposure can be 45.0% of capital funds for a group of companies under the same management). At year-end fiscal 2011, ICICI Bank’s largest non-bank borrower accounted for approximately 11.9% of its capital funds. The largest group of companies under the same management control accounted for approximately 28.9% of ICICI Bank’s capital funds. See also “Business—Loan Portfolio—Loan Concentration”. In the past, certain of ICICI Bank’s borrowers have been adversely affected by economic conditions to varying degrees. Economic conditions in India and other countries may impose strains on these borrowers’ ability to repay their loans. Credit losses due to financial difficulties of these borrowers and borrower groups in the future could adversely affect our business, our financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

We depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information furnished to us by or on behalf of customers and counterparties, including financial statements and other financial information. We may also rely on certain representations as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit, we may assume that a customer’s audited financial statements conform to generally accepted accounting principles and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our financial condition and results of operations could be negatively affected by relying on financial statements that do not comply with generally accepted accounting principles or other information that is materially misleading. In addition, unlike several developed economies, a nationwide credit bureau has only recently become operational in India. This may affect the quality of information available to us about the credit history of our borrowers, especially individuals and small businesses. As a result, our ability to effectively manage our credit risk may be adversely affected.

Commission, exchange and brokerage income and profit on foreign exchange transactions have become important elements of our profitability and market conditions could cause these income streams to decline and adversely impact our financial performance.

We earn commission, exchange and brokerage income from a variety of activities, including loan processing, syndication and advisory services for corporate clients with respect to their acquisition and project financing, distribution of retail investment and insurance products, transaction banking and retail credit products. Our commission, exchange and brokerage income is therefore impacted by the level of corporate activity including new financing proposals, the demand for retail financial products and the overall level of economic and trade activity. We also earn commission from the distribution of mutual fund and insurance products. Recent regulatory changes capping the charges for distribution of such products, and any similar regulations going forward, would impact our commission, exchange and brokerage income. Similarly, the profit on foreign exchange transactions is dependent on foreign exchange market conditions and the risk management strategies of corporate clients. Volatile market conditions may also have an adverse impact on mergers and acquisitions activity by Indian companies, affecting our fee and other incomes related to such activity. We experienced a decline in these income streams in the second half of fiscal 2009 as a result of the general decline in business activity during the global financial crisis and economic turmoil. The above factors could cause these income streams to decline in the future and adversely impact our financial performance.

We experienced rapid international growth in earlier years which has increased the complexity of the risks that we face.

Beginning in fiscal 2004, we began a rapid international expansion, opening banking subsidiaries in the United Kingdom, Canada and Russia and branches and representative offices in several countries. We offer retail banking products and services including remittance services across these markets primarily to non-resident Indians. We deliver products and services, including foreign currency financing and cross-border acquisition financing, to our corporate clients through our international subsidiaries and branches. We also invest in fixed income securities and derivative products with underlying Indian and international credit exposures. In Canada and the United Kingdom, we offer direct banking offerings using the Internet as the access channel. This rapid international expansion into banking in multiple jurisdictions exposes us to a variety of regulatory and business challenges and risks, including cross-cultural risk and has increased the complexity of our risks in a number of areas including price risks, currency risks, interest rate risks, compliance risk, regulatory and reputational risk and operational risk. In the aftermath of the financial crisis and in light of enhanced regulations in many countries, we expect to face additional pressures and scrutiny in all of these areas and in the management of our international operations. We also face risks arising from our ability to manage inconsistent legal and regulatory requirements in the multiple jurisdictions in which we operate.

Our international banking subsidiaries are subject to regulations imposed by their respective overseas regulators, including regulations on capital and liquidity, country exposure and type of business. In March 2010, the United States enacted the Foreign Account Tax Compliance Act requiring foreign financial institutions to provide information about financial accounts held by U.S. taxpayers or by foreign entities in which U.S. taxpayers hold substantial ownership interest. While the final rules on implementation of this Act are yet to be finalized, it is expected that such implementation would require foreign financial institutions to develop system capabilities and processes to effect such identification and reporting. Developing these capabilities is likely to be a complex process and any failure to meet the requirements of the Act on this account or otherwise may result in legal and regulatory actions against us. The loan portfolio of our international branches and subsidiaries includes foreign currency loans to Indian companies for their Indian operations (as permitted by regulation) as well as for their overseas ventures, including cross-border acquisitions. This exposes us to specific additional risks including the failure of the acquired entities to perform as expected, and our inexperience in various aspects of the economic and legal framework in overseas markets. Regulatory changes globally and in specific markets, including increased regulatory oversight following the global financial crisis, may impact our ability to execute our strategy and deliver returns on capital invested in our international subsidiaries. Our banking subsidiaries in the United Kingdom and Canada have in the past focused primarily on leveraging their deposit franchises in these markets to extend financing to Indian companies for their operations in India and globally, including the financing of overseas acquisitions by Indian companies through structured transactions. In view of the position taken by these subsidiaries’ respective regulators in connection with cross border risk and exposure concentration, we are currently not pursuing significant growth in these subsidiaries, which could adversely impact their business volumes and profitability. See also “—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal. Following the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past.” and “—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”. Our overseas branches and banking subsidiaries have made investments in bonds, certificates of deposits, mortgage backed securities, treasury bills, credit derivatives and asset backed commercial paper. The global financial and economic crisis resulted in mark-to-market and realized losses on our overseas and other subsidiaries’ investment and derivative portfolios, increased the regulatory scrutiny of our international operations, constrained our international debt capital market borrowings and increased our cost of funding. If we are unable to manage these risks, our business would be adversely affected.

Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected.

Most of our incremental funding requirements are met through short-term funding sources, primarily in the form of deposits including deposits from corporate customers and inter-bank deposits. Our customer deposits generally have a maturity of less than one year. However, a large portion of our assets have medium-or long-term maturities, creating the potential for funding mismatches. In addition, we have seen significant growth in project financing in fiscal 2011, where the assets would typically be of longer-term maturities, relative to our funding profile. Our ability to raise fresh deposits and grow our deposit base depends in part on our ability to expand our network of branches, which requires the approval of the Reserve Bank of India. While we have recently significantly expanded our branch network pursuant to the Reserve Bank of India’s authorizations for establishing new branches, there can be no assurance that these authorizations or future authorizations granted by the Reserve Bank of India will meet our requirements for branch expansion to achieve the desired growth in our deposit base. During September — October 2008, following the disclosure of our exposure to Lehman Brothers and other U.S. and European financial institutions, rumors were circulated about our financial position which resulted in concerns being expressed by depositors and higher than normal transaction levels on a few days. The proposed deregulation of savings account interest rates may increase the volatility of this component of our funding. High volumes of deposit withdrawals or failure of a substantial number of our depositors to roll over deposited funds upon maturity or to replace deposited funds with fresh deposits as well as our inability to grow our deposit base, would have an adverse effect on our liquidity position, our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

Furthermore, a part of our loan and investment portfolio, consisting primarily of the loan and investment portfolios of our international branches and subsidiaries is denominated in foreign currencies, including the U.S. dollar. Our international branches are primarily funded by debt capital market issuances and syndicated/bilateral loans, while our international subsidiaries generally raise deposits in their local markets. Volatility in the international debt markets may constrain our international capital market borrowings. There can be no assurance that our international branches and subsidiaries will be able to obtain funding from the international debt markets or other sources in a timely manner on terms acceptable to them or at all. This may adversely impact our ability to replace maturing borrowings and fund new assets. See also “—Risks Relating to India and Other Economic and Market Risks—Financial instability in other countries, particularly emerging market countries and countries where we have established operations, could adversely affect our business and the price of our equity shares and ADSs”, “—Risks Relating to India and Other Economic and Market Risks—Financial difficulty and other problems in certain financial institutions in India could adversely affect our business and the price of our equity shares and

ADSs” and “—We experienced rapid international growth in earlier years which has increased the complexity of the risks that we face”.

The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment.

The global financial crisis has led to significant and unprecedented changes in the laws, regulations and regulatory policies of India and the other jurisdictions in which we operate. Changes in laws, regulations or regulatory policies, including changes in the interpretation or application of such laws, regulations and regulatory policies, may adversely affect the products and services we offer, the value of our assets or the collateral available for our loans or our business in general. Recent regulatory changes as well as changes currently under discussion, such as changes with respect to capital requirements, leverage and liquidity ratios under Basel III; restrictions on cross-border capital flows; enhanced emphasis on local lending obligations in overseas jurisdictions; changes in directed lending regulations in India; and discussions on management compensation, consumer protection and risk management, among other areas, are expected to have an impact on our business and our future strategy. These changes could require us to reduce or increase our business in specific segments, impact our overall growth and impact our return on capital. For instance, our wholly-owned banking subsidiaries in the United Kingdom and Canada have significantly reduced their business volumes in response to the regulatory environment, which has impacted their growth and profitability. In addition, proposals currently under discussion in India such as the liberalization of the regulated rate on savings account deposits, the granting of new banking licenses and a liberal regime for the granting of branch licenses to foreign banks adopting the subsidiary branch model could lead to increased competition and have an adverse impact on our business and future strategy.

Changes in laws, regulations and regulatory policies, or the interpretation or application thereof, have and we expect will continue to lead to enhanced regulatory oversight and scrutiny and increased compliance costs. In the aftermath of the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past. This increased scrutiny increases the possibility that we will face adverse legal or regulatory actions. The Reserve Bank of India and other regulators regularly review our operations, and there can be no guarantee that any regulator will agree with our internal assessments of asset quality, provisions, risk management, capital adequacy, management functioning or other measures of the safety and soundness of our operations. In addition, regulators may find that we are not in compliance with applicable laws, regulations or regulatory policies, or with the regulators’ revised interpretations of such laws, regulations or regulatory policies, and may take formal or informal actions against us. Our ability to predict future legal or regulatory changes is limited and we may face enhanced legal or regulatory burdens without advance notice. Any such changes may result in increased expenses, operational restrictions or revisions to our business operations, which may reduce our profitability or force us to forego potentially profitable business opportunities. See also “—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal. Following the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past”.

Our inability to effectively manage credit, market and liquidity risk and inaccuracy of our valuation models and accounting estimates may have an adverse effect on our earnings, capitalization, credit ratings and cost of funds.

Our risk management strategies may not be effective because in a difficult or less liquid market environment other market participants may be attempting to use the same or similar strategies to deal with the difficult market conditions. In such circumstances, it may be difficult for us to reduce our risk positions due to the activity of such other market participants. Our derivatives businesses may expose us to unexpected market, credit and operational risks that could cause us to suffer unexpected losses or enhanced regulatory scrutiny. Severe declines in asset values, unanticipated credit events, or unforeseen circumstances that may cause previously uncorrelated factors to become correlated may create losses resulting from risks not appropriately taken into account in the development, structuring or pricing of a derivative instrument. In addition, many derivative transactions are not cleared and settled through a central clearing house or exchange, and they may not always be confirmed or settled by counterparties on a timely basis. In these situations, we are subject to heightened credit and operational risk, and in the event of a default, we may find the contract more difficult to enforce. Further, as new and more complex derivative products are created, disputes regarding the terms or the settlement procedures of the contracts could arise, which could force us to incur unexpected costs, including transaction and legal costs, and impair our ability to manage effectively our risk exposure to these products. Many of our hedging strategies and other risk management techniques have a basis in historic market behavior, and all such strategies and techniques are based to some degree on management’s subjective judgment. To the extent any of the instruments and strategies we use to hedge or otherwise manage our exposure to market or credit risk are not effective, we may not be able to mitigate effectively our risk exposures in particular market environments or against particular types of risk. Our balance sheet growth is dependent upon economic conditions, as well as upon our ability to securitize, sell, purchase or syndicate particular loans or loan portfolios. Our trading revenues and interest rate risk are dependent upon our ability to properly identify, and mark-to-market, changes in the value of financial instruments caused by changes in market prices or rates. Our earnings are dependent upon the effectiveness of our management of migrations in credit quality and risk concentrations, the accuracy of our valuation models and our critical accounting estimates and the adequacy of our allowances for loan losses.

To the extent our assessments, assumptions or estimates prove inaccurate or not predictive of actual results, we could suffer higher than anticipated losses and enhanced regulatory scrutiny. See also “—Further deterioration of our non-performing asset portfolio combined with recent Reserve Bank of India requirements that all Indian banks increase their provisioning coverage as a percentage of gross non-performing assets could adversely affect our business”. The successful management of credit, market and operational risk is an important consideration in managing our liquidity risk because it affects the evaluation of our credit ratings by rating agencies. Rating agencies may reduce or indicate their intention to reduce the ratings at any time. See also “Risks Relating to India and Other Economic and Market Risks—Any downgrading of India’s debt rating by an international rating agency could adversely affect our business, our liquidity and the price of our equity shares and ADSs”. The rating agencies can also decide to withdraw their ratings altogether, which may have the same effect as a reduction in our ratings. Any reduction in our ratings (or withdrawal of ratings) may increase our borrowing costs, limit our access to capital markets and adversely affect our ability to sell or market our products, engage in business transactions particularly longer-term, and derivatives transactions, or retain our customers. Conditions in the international and Indian debt markets may adversely impact our access to financing and liquidity. This, in turn, could reduce our liquidity and negatively impact our operating results and financial condition. For more information relating to our ratings, see also “Business—Risk Management—Quantitative and Qualitative Disclosures about Market Risk—Liquidity Risk”.

We may seek opportunities for growth through acquisitions or be required to undertake mergers by the Reserve Bank of India and could face integration and other acquisition risks.

We may seek opportunities for growth through acquisitions or be required to undertake mergers mandated by the Reserve Bank of India under its statutory powers. In the past, the Reserve Bank of India has ordered mergers of weak banks with other banks primarily in the interest of depositors of the weak banks. While we do not currently expect to expand our international business, other than continuing to focus on our deposit franchise in select geographies and seeking India-linked business opportunities, we may in the future examine and seek opportunities for acquisitions in countries where we currently operate and in other countries.

The Bank of Rajasthan, a private sector bank, merged with us effective from the close of business on August 12, 2010. This acquisition and any future acquisitions or mergers, both Indian or international, may involve a number of risks, including the possibility of a deterioration of asset quality, financial impact of employee related liabilities, diversion of our management’s attention required to integrate the acquired business and the failure to retain key acquired personnel and clients, leverage synergies or rationalize operations, or develop the skills required for new businesses and markets, or unknown and known liabilities including any ongoing litigation, claims or disputes concerning such acquisition, merger, its shareholders, share capital or its legal and regulatory compliance obligations or practices, some or all of which could have an adverse effect on our business.

We and our customers are exposed to fluctuations in foreign exchange rates.

As a financial intermediary, we are exposed to exchange rate risk. See also “Business—Risk Management—Quantitative and Qualitative Disclosures about Market Risk—Exchange Rate Risk”. Several of our borrowers enter into derivative contracts to manage their foreign exchange risk exposures. During fiscal 2009, due to high exchange rate volatility as a result of the financial crisis, a number of clients experienced significant mark-to-market losses in derivative transactions. On maturity or premature termination of the derivative contracts, these mark-to market losses became receivables owed to us. Some clients did not pay their derivative contract obligations to us in a timely manner, and in some cases have initiated legal proceedings challenging the validity of these contracts and their obligations to us. Any increase in such instances and any decision against us in these proceedings may have an adverse impact on our profitability and business. The failure of our borrowers to manage their exposures to foreign exchange, derivative risk, adverse movements and volatility in foreign exchange rates may adversely affect our borrowers and the quality of our exposure to our borrowers and our business volumes and profitability. In October 2008, the Reserve Bank of India issued guidelines requiring banks to classify receivables representing the crystallized positive mark-to-market value of a derivative contract overdue for 90 days or more as a non-performing asset. In addition, the Reserve Bank of India has also stipulated that mark-to-market gains on other derivative contracts with the same counterparties should not be recognized through the profit and loss account. Defaults by our clients on their derivative contracts and their subsequent classification as non-performing assets may have an adverse impact on our profitability, business and the price of our equity shares and ADSs.

Entry into new businesses or expansions of existing businesses may expose us to increased risks that may adversely affect our business.

We experienced rapid growth in our retail loan portfolio between fiscal 2002 and fiscal 2007. See also “Business—Loan Portfolio”. In addition, we undertook a rural initiative designed to bring our products and services into many rural areas. This rapid growth of the retail loan business and the rural initiative exposed us to increased risks within India including higher levels of non-performing loans in our unsecured retail credit portfolio, increased operational risk, increased fraud risk and increased regulatory and legal risk. For example, during fiscal 2007, we made a provision of Rs. 0.9 billion for losses from frauds pertaining to the warehouse receipt-based financing product for agricultural credit. See also “—Our risk profile is linked to the Indian economy and the banking and financial markets in India which are still evolving”. During fiscal 2011, we have seen a significant increase in our exposure to the power sector. We cannot be sure that these projects will begin operations as scheduled or perform as anticipated. Any delays in operations or the inability of these projects to perform in accordance with our expectations may have an adverse impact on our asset quality and profitability. See also “—Our loan portfolio includes long-term project finance loans, which are particularly vulnerable to completion and other risks.”

Our business is very competitive and our strategy depends on our ability to compete effectively.

Within the Indian market, we face intense competition from other commercial banks, investment banks, insurance companies and non-bank finance companies. Some Indian public and private sector banks have recently experienced higher growth, achieved better profitability and increased their market shares relative to us. Further liberalization of the Indian financial sector could lead to a greater presence or new entries of Indian and foreign banks offering a wider range of products and services, which could adversely impact our competitive environment. The government of India’s budget for fiscal 2011 stated that the Reserve Bank of India is considering issuing additional banking licenses to private sector players, including to non-bank finance companies, if they meet the Reserve Bank of India’s eligibility criteria. In August 2010, the Reserve Bank of India issued a discussion paper for public comment on the entry of new banks in the private sector. In August 2011, the Reserve Bank of India issued draft guidelines for public comment on the entry of new banks in the private sector including proposals on the eligibility criteria, structure, capital requirements, shareholding structure and corporate governance practices. During fiscal 2011, the Reserve Bank of India also issued a discussion paper on the presence of foreign banks in India envisioning, among other things, subsidiarization and near equivalent treatment to national banks, including more liberal branch licensing, for foreign banks operating in India. In addition, the Indian financial sector may experience further consolidation, resulting in fewer banks and financial institutions, some of which may have greater resources than us. See also “Business—Competition” and “Overview of the Indian Financial Sector—Commercial Banks—Foreign Banks”. Due to competitive pressures, we may be unable to successfully execute our growth strategy and offer products and services at reasonable returns and this may adversely impact our business.

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

While our life insurance business recorded accounting profits in fiscal 2010 and fiscal 2011 and the growth of our life insurance subsidiary has moderated, additional capital may be required to support the insurance business. In accordance with the Insurance Regulatory Development Authority’s order dated March 12, 2011, all general insurance companies in India, including our general insurance subsidiary, are required to provide for losses on the third party motor pool (a multilateral arrangement for insurance in respect of third party claims against commercial vehicles, the results of which are shared by all general insurance companies in proportion to their overall market share) at a provisional rate of 153.0% for the fiscal 2008 to fiscal 2011 period, compared to the earlier loss rate of 122%-127%. Since the losses are allocated to general insurance companies based on their overall market shares, the profitability and solvency ratio of our general insurance subsidiary were adversely impacted. There can be no assurance that our general insurance subsidiary will not be impacted by any further increase in the mandated loss rates on the third party motor pool. Our ability to invest additional capital in these businesses is subject to the Reserve Bank of India’s regulations on capital adequacy and its para-banking guidelines that prescribe limits for our aggregate investment in financial sector enterprises. All such investments require prior approval of the Reserve Bank of India. See also “—Loss reserves for our general insurance business are based on estimates as to future claims liabilities and adverse developments relating to claims could lead to further reserve additions and materially adversely affect the operation of our general insurance subsidiary”, “Business—Insurance” and “Supervision and Regulation—Reserve Bank of India Regulation—Holding Companies”. The capital requirements of our insurance subsidiaries and restrictions on our ability to capitalize them could adversely impact their growth, our future capital adequacy, our financial performance and the price of our equity shares and ADSs.

While our insurance businesses are becoming an increasingly important part of our business, there can be no assurance of their future rates of growth or level of profitability.

Our life insurance and general insurance joint ventures are becoming an increasingly important part of our business. See also “Business—Overview of Our Products and Services—Insurance”. These businesses have seen sharp moderation in growth since fiscal 2009. There can be no assurance of their future rates of growth. Our life insurance business primarily comprises unit-linked life insurance and pension products. Reduction in capital market valuations and volatility in capital markets have had an adverse impact on the demand for these products. Our life insurance subsidiary has been impacted by the substantial changes in regulations specified by the Insurance Regulatory and Development Authority regarding unit-linked products that became effective September 1, 2010. The changes include a cap on surrender charges, a cap on charges applicable from the sixth year of policy, an increase in minimum premium paying term and the introduction of minimum guaranteed returns on pension products. The growth of our general insurance business has been adversely impacted by the deregulation of pricing on certain products, which has resulted in a reduction in premiums for those products. Further, our general insurance subsidiary has also been adversely impacted by mandated higher losses on the third party motor insurance pool, which resulted in a loss of Rs. 0.8 billion for the subsidiary in fiscal 2011. See also “—The additional capital required by our insurance subsidiaries may adversely impact our business and the price of our equity shares and ADSs” and “Supervision and Regulation—Regulations Governing Insurance Companies”. A slowdown in the Indian economy, further regulatory changes or customer dissatisfaction with our insurance products could adversely impact the future growth of these businesses. See also “—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”. Any slowdown in these businesses and in particular in the life insurance business could have an adverse impact on our business and the price of our equity shares and ADSs.

Our life insurance business reported statutory losses since inception until fiscal 2009.

We and our joint venture partner have made significant investments in our life insurance joint venture, ICICI Prudential Life Insurance Company. See also “Business—Overview of Our Products and Services—Insurance”. As is normal in the start-up phase of any life insurance business, this business reported statutory losses from inception until fiscal 2009. Although the company achieved statutory profits during fiscal 2010 and fiscal 2011, there can be no assurance that the ultimate actual profitability of the life insurance business will be in line with current assumptions and expectations. The substantial changes in regulations introduced by the Insurance Regulatory and Development Authority are likely to impact growth in business and the profitability of our life insurance business. See also “—While our insurance businesses are becoming an increasingly important part of our business, there can be no assurance of their future rates of growth or level of profitability”.

Actuarial experience and other factors could differ from assumptions made in the calculation of life actuarial reserves.

The assumptions our life insurance subsidiary makes in assessing its life insurance reserves may differ from what it experiences in the future. Our life insurance subsidiary derives its life insurance reserves using “best estimate” actuarial policies and assumptions. These assumptions include the assessment of the long-term development of interest rates, investment returns, the allocation of investments between equity, fixed income and other categories, mortality and morbidity rates, policyholder lapses, policy discontinuation and future expense levels. Our life insurance subsidiary monitors its actual experience of these assumptions and to the extent that it considers that this experience will continue in the longer term, it refines its long-term assumptions. Changes in any such assumptions may lead to changes in the estimates of life and health insurance reserves.

Loss reserves for our general insurance business are based on estimates as to future claims liabilities and adverse developments relating to claims could lead to further reserve additions and materially adversely affect the operation of our general insurance subsidiary.

In accordance with the general insurance industry practice and accounting and regulatory requirements, our general insurance subsidiary establishes reserves for loss and loss adjustment expenses related to its general insurance business. Reserves are based on estimates of future payments that will be made in respect of claims, including expenses relating to such claims. Such estimates are made on both a case-by-case basis, based on the facts and circumstances available at the time the reserves are established, as well as in respect of losses that have been incurred but not reported. These reserves represent the estimated ultimate cost necessary to bring all pending claims to final settlement.

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

In accordance with the Insurance Regulatory Development Authority’s order dated March 12, 2011, all general insurance companies in India, including our insurance subsidiary, are required to provide for losses on the third party motor pool (a multilateral arrangement for insurance with respect to third party claims against commercial vehicles, the results of which are shared by all general insurance companies in proportion to their overall market share) at a provisional rate of 153.0% over fiscal 2008 to fiscal 2011 compared to the earlier loss rate of 122%-127%. Since the losses are allocated to general insurance companies based on their overall market shares, the profitability and solvency ratio of our general insurance subsidiary were adversely impacted. We injected Rs. 2.5 billion of capital in our general insurance subsidiary during the quarter ended March 31, 2011. An actuarial study by the Insurance Regulatory and Development Authority to determine the level of losses on this pool is currently underway and the results are expected during fiscal 2012. While the Insurance Regulatory and Development Authority has increased the administered premiums on this business, there can be no assurance that our general insurance subsidiary will not be impacted by any further increase in the mandated loss rates on the third party motor pool.

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

We, like all financial institutions, are exposed to many types of operational risk, including the risk of fraud or other misconduct by employees or outsiders, unauthorized transactions by employees and third parties (including violation of regulations for prevention of corrupt practices, and other regulations governing our business activities), misreporting or non-reporting with respect to statutory, legal or regulatory reporting and disclosure obligations, or operational errors, including clerical or record keeping and reconciliation errors or errors resulting from faulty computer or telecommunications systems. We have experienced significant growth in a fast changing environment, and management, as well as our regulators, are aware that this may pose significant challenges to our control framework. As a result of our internal evaluations, we and our regulators have noted certain areas where our processes and controls could be improved. Our growth, particularly in retail lending, our rural initiative, our international business and our insurance businesses exposes us to additional operational and control risks. Regulatory scrutiny of areas related to operational risk, including internal audit information, systems and data processing is increasing. The large size of our treasury and retail operations, which use automated control and recording systems as well as manual checks and record keeping, exposes us to the risk of errors in control, record keeping and reconciliation. The increasing size of our insurance business and the complexities of the products expose us to the risk that the models set up on actuarial software to compute the actuarial liabilities and deferred acquisition cost may contain errors or may require continuous improvement over a period of time. We also outsource some functions, like collections, to other agencies. Given our high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. In addition, our dependence upon automated systems to record and process transactions may further increase the risk that technical system flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect. We may also be subject to disruptions of our operating systems, arising from events that are wholly or partially beyond our control (including, for example, computer viruses or electrical or telecommunication outages), which may give rise to deterioration in customer service and to loss or liability to us. We are further exposed to the risk that external vendors may be unable to fulfill their contractual obligations to us (or will be subject to the same risk of fraud or operational errors by their respective employees as we are), and to the risk that our (or our vendors’) business continuity and data security systems prove not to be sufficiently adequate. We also face the risk that the design of our controls and procedures prove inadequate, or are circumvented, thereby causing delays in detection or errors in information. Although we maintain a system of controls designed to keep operational risk at appropriate levels, like all banks and insurance companies we have suffered losses from operational risk and there can be no assurance that we will not suffer losses from operational risks in the future that may be material in amount, and our reputation could be adversely affected by the occurrence of any such events involving our employees, customers or third parties. There are inherent limitations to the effectiveness of any system especially of controls and procedures, including the possibility of human error, circumvention or overriding of the controls and procedures, in a fast changing environment or when entering new areas of business or expanding geographic reach. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. We are committed to continuing to implement and improve internal controls and our risk management processes, and this remains a key priority for us. If, however, we are unable to manage operational risk in India and in the other jurisdictions in which we operate, or if we are perceived as being unable to manage such risk, we may be subject to enhanced regulatory oversight and scrutiny. For a discussion of how operational risk is managed, see also “Business—Risk Management—Operational Risk”.

Fraud and significant security breaches in our computer system and network infrastructure could adversely impact our business.

Our business operations are based on a high volume of transactions. Although we take adequate measures to safeguard against system-related and other fraud, there can be no assurance that we would be able to prevent fraud. Our reputation could be adversely affected by fraud committed by employees, customers or outsiders, or by our perceived inability to properly manage fraud-related risks. Our inability or perceived inability to manage these risks could lead to enhanced regulatory oversight and scrutiny. Our rural initiative, our international growth and our expansion to new product lines such as insurance may create additional challenges with respect to managing the risk of frauds due to the increased geographical dispersion and use of intermediaries. For example, during fiscal 2007, we made a provision of Rs. 0.9 billion for losses from frauds pertaining to the warehouse receipt-based financing product for agricultural credit. See also “Operating and Financial Review and Prospects—Provisions for Non-performing Assets and Restructured Loans” and “Business—Risk Management—Operational Risk”. Physical or electronic break-ins, security breaches, other disruptive problems caused by our increased use of the internet or power disruptions could also affect the security of information stored in and transmitted through our computer systems and network infrastructure. Although we have implemented security technology and operational procedures to prevent such occurrences, there can be no assurance that these security measures will be successful. A significant failure in security measures could have a material adverse effect on our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

System failures could adversely impact our business.

Given the large share of retail products and services and transaction banking services in our total business, the importance of systems technology to our business has increased significantly. We have also launched delivery of banking services through mobile telephones. Our principal delivery channels include ATMs, call centers and the Internet. While we have procedures to monitor for and prevent system failures, and to recover from system failures in the event they occur, there is no guarantee that these procedures will successfully prevent a system failure or allow us to recover quickly from a system failure. Any failure in our systems, particularly for retail products and services and transaction banking, could significantly affect our operations and the quality of our customer service and could result in enhanced regulatory scrutiny and business and financial losses that would adversely affect the price of our equity shares and ADSs. Regulatory scrutiny in this area is increasing. See also “—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal. Following the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past.”

A determination against us in respect of disputed tax assessments may adversely impact our financial performance.

We have been assessed by the government of India’s tax authorities, and have included in contingent liabilities, Rs. 20.0 billion in additional taxes in excess of our provisions at year-end fiscal 2011. These additional tax demands mainly relate to issues disputed by us, such as the disallowance of depreciation on leased assets, expenditure incurred towards exempt income, withdrawal of a special reserve, indirect tax matters and appeals filed by the tax authorities against decisions in our favor. The Rs. 20.0 billion included in our contingent liabilities does not include further disputed tax assessments amounting to Rs. 16.9 billion relating to bad debts written off and penalties levied, which has been considered remote based on favorable Apex Court decisions in other similar cases.  See also “Business—Legal and Regulatory Proceedings”. We have appealed all of these demands. While we expect that no additional liability will arise out of these disputed demands based on our consultations with tax counsel and favorable decisions in our own and other cases, there can be no assurance that these matters will be settled in our favor or that no further liability will arise out of these demands. Any additional tax liability may adversely impact our financial performance and the price of our equity shares and ADSs.

We are involved in various litigations. Any final judgment awarding material damages against us could have a material adverse impact on our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

We and our group companies, or our or their directors or officers, are often involved in litigations (including civil or criminal) in India and in the other jurisdictions in which we operate for a variety of reasons, which generally arise because we seek to recover our dues from borrowers or because customers seek claims against us. The majority of these cases arise in the normal course of business and we believe, based on the facts of the cases and consultation with counsel, that these cases generally do not involve the risk of a material adverse impact on our financial performance or stockholders’ equity. We estimate the probability of losses that may be incurred in connection with legal and regulatory proceedings as of the date on which our consolidated financial statements are prepared. We recognize a provision when we have a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. We determine the amount of provision based on our estimate of the amount required to settle the obligation at the balance sheet date, supplemented by our experience in similar situations. We review provisions at each balance sheet date and adjust them to reflect current estimates. In cases where the available information indicates that a loss is reasonably possible but the amount of such loss cannot be reasonably estimated, we make a disclosure to this effect in the consolidated financial statements. In certain instances, present and former employees have instituted legal and other proceedings against us alleging irregularities. When there is only a remote risk of loss, we do not recognize a provision nor do we include a disclosure in the consolidated financial statements. See also “Business—Legal and Regulatory Proceedings”. We cannot guarantee that the judgments in any of the litigation in which we are involved would be favorable to us and if our assessment of the risk changes, our view on provisions will also change.

Any inability to attract and retain talented professionals may adversely impact our business.

Our business is growing more complex with both product line expansion into the insurance area and geographic expansion internationally and via the rural initiatives. Our continued success depends in part on the continued service of key members of our management team and our ability to continue to attract, train, motivate and retain highly qualified professionals is a key element of our strategy and we believe it to be a significant source of competitive advantage. The successful implementation of our strategy depends on the availability of skilled management, both at our head office and at each of our business units and international locations and on our ability to attract and train young professionals. In fiscal 2009, our compensation levels decreased as we did not award performance bonuses to employees. A substantial portion of our compensation structure for middle and senior management is in the form of employee stock options, and dependent on the market price of our equity shares. Depending on market and business conditions, we may decide to reduce our employee strength in certain of our businesses. The combination of these factors could adversely affect our ability to hire and retain qualified employees. If we or one of our business units or other functions fail to staff operations appropriately, or lose one or more key senior executives or qualified young professionals and fail to replace them in a satisfactory and timely manner, our business, financial condition and results of operations, including our control and operational risks, may be adversely affected. Likewise, if we fail to attract and appropriately train, motivate and retain young professionals or other talent, our business may likewise be affected. See also “Business—Employees”.

Adoption of a different basis of accounting or new accounting standards may result in changes in our reported financial position and results of operations for future and prior periods.

The financial statements and other financial information included in this annual report are based on our consolidated financial statements under Indian GAAP. It is expected that Indian accounting standards will converge with International Financial Reporting Standards and we may be required to prepare financial statements under International Financial Reporting Standards, as adopted in India, from fiscal 2014 onwards. However, as part of the ongoing project undertaken by International Accounting Standard Board (IASB), which will replace the current standards on financial instruments, particularly IAS 39, in a phased manner. We may issue financial statements under International Financial Reporting Standards prior to fiscal 2014, for compliance with regulations in certain jurisdictions where we have operations or where our securities are listed. Financial statements prepared under standards different from Indian GAAP, as presently in existence, may diverge significantly from the financial statements and other financial information included in this annual report.

Risks Relating to ADSs and Equity Shares

You will not be able to vote your ADSs and your ability to withdraw equity shares from the depositary facility is uncertain and may be subject to delays.

Our ADS holders have no voting rights unlike holders of our equity shares who have voting rights. For certain information regarding the voting rights of the equity shares underlying our ADSs, see also “Business—Shareholding Structure and Relationship with the Government of India”. If you wish, you may withdraw the equity shares underlying your ADSs and seek to exercise your voting rights under the equity shares you obtain from the withdrawal. However, for foreign investors, this withdrawal process may be subject to delays and is subject to a cap of 49.0% in the total shares foreign institutional investors and non-resident Indians may hold in us. For a discussion of the legal restrictions triggered by a withdrawal of the equity shares from the depositary facility upon surrender of ADSs, see also “Restriction on Foreign Ownership of Indian Securities”.

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

ADS holders seeking to sell in India any equity shares withdrawn upon surrender of ADSs, convert the rupee proceeds from such sale into a foreign currency or repatriate such foreign currency may need the Reserve Bank of India’s approval for each such transaction. See also “Restriction on Foreign Ownership of Indian Securities”. We cannot guarantee that any such approval will be obtained in a timely manner or at terms favorable to the investor. Because of possible delays in obtaining the requisite approvals, investors in equity shares may be prevented from realizing gains during periods of price increases or limiting losses during periods of price declines.

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

The Life Insurance Corporation of India, the General Insurance Corporation of India and other government-owned general insurance companies, all of which are directly controlled by the Indian government, are among our principal shareholders. At June 30, 2011, the Life Insurance Corporation of India held 9.2% and the General Insurance Corporation of India and other government-owned general insurance companies held 2.2% of our outstanding equity shares. See also “Business—Shareholding Structure and Relationship with the Government of India”. Any substantial sale of our equity shares by these or other large shareholders could adversely affect the price of our equity shares and ADSs. Under the Indian Banking Regulation Act, no person holding shares in a banking company can exercise more than 10.0% of the total voting power. Deutsche Bank Trust Company Americas held approximately 26.1% of our equity shares at June 30, 2011 as depositary for ADS holders and votes on these shares in accordance with the directions of our board of directors. Pursuant to the provisions of the Indian Banking Regulation Act, Deutsche Bank Trust Company Americas can only vote 10.0% of our equity shares. After taking into consideration the restriction of 10.0%, the effective outstanding voting rights at June 30, 2011 for Deutsche Bank Trust Company Americas were 10.0%, for the Life Insurance Corporation of India were 9.2% and for the General Insurance Corporation of India and other government-owned general insurance companies were 2.2%.

Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs.

The Indian securities markets are smaller and more volatile than securities markets in developed economies. In the past, the Indian stock exchanges have experienced high volatility and other problems that have affected the market price and liquidity of the listed securities, including temporary exchange closures, broker defaults, settlement delays and strikes by brokers. In April 2003, the decline in the price of the equity shares of a leading Indian software company created volatility in the Indian stock markets and created temporary concerns regarding our exposure to the equity markets. On May 17, 2004, the Bombay Stock Exchange Sensex fell by 565 points from 5,070 to 4,505, creating temporary concerns regarding our exposure to the equity markets. Both the BSE and the NSE halted trading on the exchanges on May 17, 2004 in view of the sharp fall in prices of securities. The Indian securities markets experienced rapid appreciation during fiscal 2006 but underwent a sharp correction in May 2006. The markets experienced a recovery thereafter and the BSE Sensex reached an all time high of 20,873 on January 8, 2008 but subsequently experienced a sharp correction, with the BSE Sensex declining to 8,160 on March 9, 2009. In the 24 months since then, the equity markets had recovered with the BSE Sensex at 19,445 at March 31, 2011. However, the European debt crisis, volatile crude oil prices and concerns on growth in India have caused a decline in the domestic equity markets with the BSE Sensex at 16,051 at September 26, 2011. In recent years, there have been changes in laws and regulations for the taxation of dividend income, which have impacted the Indian equity capital markets. See also “Dividends”. Similar problems or changes in the future could adversely affect the market price and liquidity of our equity shares and ADSs.

Settlement of trades of equity shares on Indian stock exchanges may be subject to delays.

The equity shares represented by ADSs are currently listed on the BSE and the NSE. Settlement on those stock exchanges may be subject to delays and an investor in equity shares withdrawn from the depositary facility upon surrender of ADSs may not be able to settle trades on such stock exchanges in a timely manner. See also “—Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs”.

Changes in Indian regulations on foreign ownership, a change in investor preferences or an increase in the number of ADSs outstanding could adversely affect the price of our equity shares and ADSs.

ADSs issued by companies in certain emerging markets, including India, may trade at a discount or a premium to the underlying equity shares, in part because of the restrictions on foreign ownership of the underlying equity shares. See also “Restriction on Foreign Ownership of Indian Securities”. Historically, our ADSs have generally traded at a small premium to the trading price of our underlying equity shares on the Indian stock exchanges. See also “Market Price Information”. We believe that this price premium resulted from the limited portion of our market capitalization represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs and an apparent preference among some investors to trade dollar-denominated securities. In fiscal 2006 and fiscal 2008, we conducted offerings of ADSs which increased the number of outstanding ADSs and we may conduct similar offerings in the future. Also, over time, some of the restrictions on the issuance of ADSs imposed by Indian law have been relaxed. As a result, any premium enjoyed by ADSs as compared to the equity shares may be reduced or eliminated as a result of offerings made or sponsored by us, changes in Indian law permitting further conversion of equity shares into ADSs or a change in investor preferences.

Because the equity shares underlying ADSs are quoted in rupees in India, you may be subject to potential losses arising out of exchange rate risk on the Indian rupee.

Investors who purchase ADSs are required to pay for ADSs in U.S. dollars and are subject to currency fluctuation risk and convertibility risks since the equity shares underlying ADSs are quoted in rupees on the Indian stock exchanges on which they are listed. Dividends on the equity shares will also be paid in rupees and then converted into U.S. dollars for distribution to ADS investors. Investors who seek to convert the rupee proceeds of a sale of equity shares withdrawn upon surrender of ADSs into foreign currency and repatriate the foreign currency may need to obtain the approval of the Reserve Bank of India for each such transaction. See also “—Your ability to sell in India any equity shares withdrawn from the depositary facility, the conversion of rupee proceeds from such sale into a foreign currency and the repatriation of such foreign currency may be subject to delays if specific approval of the Reserve Bank of India is required” and “Exchange Rates”.

You may be subject to Indian taxes arising out of capital gains.

Generally, capital gains, whether short-term or long-term, arising on the sale of the underlying equity shares in India are subject to Indian capital gains tax. Investors are advised to consult their own tax advisers and to carefully consider the potential tax consequences of an investment in ADSs. See also “Taxation—Indian Tax”.

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

BUSINESS

Overview

We are a diversified financial services group offering a wide range of banking and financial services to corporate and retail customers through a variety of delivery channels. We are the largest private sector bank in India and the second largest bank in India, in terms of total assets. Apart from banking products and services, we offer life and general insurance, asset management, securities brokering and private equity products and services through our specialized subsidiaries. Our total assets at year-end fiscal 2011 were Rs. 5,337.7 billion. Our net worth at year-end fiscal 2011 was Rs. 546.8 billion. During fiscal 2011, our net profit was Rs. 60.9 billion compared to Rs. 46.7 billion during fiscal 2010.

Our primary business consists of commercial banking operations for corporate and retail customers. We provide a range of commercial banking and project finance products and services, including loan products, fee and commission-based products and services, deposit products and foreign exchange and derivatives products to India’s leading corporations, middle market companies and small and medium enterprises. Our commercial banking operations for retail customers consist of retail lending and deposit taking and distribution of third party investment products. We deliver our products and services through a variety of channels, including bank branches, ATMs, call centers, the internet and mobile phones. We had a network of 2,534 branches and 6,583 ATMs in India at July 31, 2011. This includes 463 branches and 127 ATMs of the Bank of Rajasthan, an old private sector bank that merged with us with effect from the close of business on August 12, 2010. We also offer agricultural and rural banking products.

In our international banking operations, our primary focus is on offering products and services to persons of Indian origin and Indian businesses as well as offering deposit products to the larger community. Our international branches and banking subsidiaries take deposits, raise borrowings and make loans primarily to Indian companies for their overseas operations as well as for their foreign currency requirements in India. They also engage in advisory and syndication activities for fund-raising by Indian companies and their overseas operations. We currently have subsidiaries in the United Kingdom, Canada and Russia, branches in Bahrain, Dubai International Finance Center, Hong Kong, Singapore, Sri Lanka, Qatar and the United States and representative offices in Bangladesh, China, Indonesia, Malaysia, South Africa, Thailand and the United Arab Emirates. Our subsidiary in the United Kingdom has established a branch in Antwerp, Belgium and a branch in Frankfurt, Germany. Our subsidiaries in the United Kingdom and Canada and our branches in Bahrain, Singapore and Hong Kong have the largest share of our international assets and liabilities.

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

We are also engaged in insurance, asset management, securities business and private equity fund management through specialized subsidiaries. Our subsidiaries ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Prudential Asset Management Company provide a wide range of life and general insurance and asset management products and services to retail and corporate customers. ICICI Prudential Life Insurance Company was the largest private sector life insurance company in India during fiscal 2011, with a market share of 7.3% based on new business written (on a retail weighted received premium basis). ICICI Lombard General Insurance Company was the largest private sector general insurance company in India during fiscal 2011, with a market share of 9.6% in gross written premium. ICICI Prudential Asset Management Company manages the ICICI Prudential Mutual Fund Limited, which was among the top three mutual funds in India in terms of average funds under management during fiscal 2011. We cross-sell the products of our insurance and asset management subsidiaries and of other asset management companies to our retail and corporate customers. Our subsidiaries ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting and brokerage and primary dealership in government securities respectively. ICICI Securities owns icicidirect.com, a leading online brokerage platform. ICICI Securities Limited has a subsidiary in the United States, ICICI Securities Holdings Inc. that in turn has an operating subsidiary in the United States, ICICI Securities Inc., which is engaged in brokerage services. Our private equity fund management subsidiary, ICICI Venture Funds Management Company, manages funds that make private equity investments.

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

The Bank of Rajasthan, a listed Indian private sector bank, merged with ICICI Bank with effect from the close of business on August 12, 2010 and we are in the process of integrating its operations with ours. At August 12, 2010, the Bank of Rajasthan had total assets of Rs. 156.0 billion, deposits of Rs. 134.8 billion, loans of Rs. 65.3 billion and investments of Rs. 71.0 billion. During fiscal 2010, it incurred a loss of Rs. 1.0 billion. The Bank of Rajasthan was also a sponsoring entity of a regional rural bank called the Mewar Anchalik Gramin Bank, with a holding of 35%. The Mewar Anchalik Gramin Bank had 58 branches with total deposits of Rs. 4.3 billion and total loans of Rs. 1.5 billion at year-end fiscal 2010. It made a profit of Rs. 21 million in fiscal 2010 but due to prior years losses had accumulated losses of Rs. 0.1 billion at year-end fiscal 2010.

Shareholding Structure and Relationship with the Government of India

The following table sets forth, at September 2, 2011, certain information regarding the ownership of our equity shares.

	Percentage of total equity shares outstanding	Number of equity shares held
Government-controlled shareholders:
Life Insurance Corporation of India	9.4%	107,907,508
General Insurance Corporation of India and government-owned general insurance companies	2.3	26,021,251
UTI and UTI Mutual Fund	1.0	10,983,148
Other government-controlled institutions, mutual funds, corporations and banks	0.1	1,244,098
Total government-controlled shareholders	12.8	146,156,005
Other Indian investors:
Individual domestic investors(1)(2)	5.7	65,318,169
Mutual funds and banks (other than government-controlled mutual funds and banks)	6.9	79,858,610
Indian corporations and others	10.0	116,047,649
Total other Indian investors	22.6	261,224,428
Total Indian investors	35.4	407,380,433
Foreign investors:	-
Deutsche Bank Trust Company Americas, as depositary for American Depositary Share holders	25.9	298,221,068
Allamanda Investments Pvt. Limited(3)	3.5	39,834,293
Other foreign institutional investors, foreign banks, overseas corporate bodies, foreign companies, foreign nationals, foreign institutional investors and non-resident Indians(1)(2)	35.2	406,910,330
Total foreign investors	64.6	744,965,691
Total	100.0	1,152,346,124

(1)	Executive officers and directors as a group held around 0.1% of the equity shares as of this date.

(2)	No single shareholder in this group owned 5.0% or more of ICICI Bank’s equity shares as of this date.

(3)	A subsidiary of Temasek Holdings Private Limited, Singapore.

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

The holding of government-controlled shareholders was 12.8% at September 2, 2011 against 13.8% at August 28, 2010 and 14.5% at August 28, 2009. The holding of Life Insurance Corporation of India was 9.4% at September 2, 2011 against 10.3% at August 28, 2010, and 10.3% at August 28 2009.

We operate as an autonomous and commercial enterprise and the Indian government has never directly held any of our shares. We are not aware of or a party to any shareholders’ agreement or voting trust relating to the ownership of the shares held by the government-controlled shareholders. We do not have any agreement with our government-controlled shareholders regarding management control, voting rights, anti-dilution or any other matter. Our Articles of Association provide that the government of India is entitled, pursuant to the provisions of guarantee agreements between the government of India and ICICI, to appoint a representative to our board, which it has done. We have traditionally invited a representative of each of the government-controlled insurance companies that are among our principal institutional shareholders, Life Insurance Corporation of India Limited and General Insurance Corporation of India Limited, to join our board. There is currently no representative of either Life Insurance Corporation of India or General Insurance Corporation of India on our board. See also “Management—Directors and Executive Officers” for a discussion of the composition of our board of directors.

The holding of other Indian investors was 22.6% at September 2, 2011 against 19.1% at August 28, 2010 and 20.4% at August 28, 2009. The total holding of Indian investors was 35.4% at September 2, 2011 against 32.9% at August 28, 2010 and 34.9% at August 28, 2009. The holding of foreign investors was 64.6% at September 2, 2011 against 67.1% at August 28, 2010 and 65.1% at August 28, 2009. See also “Supervision and Regulation—Reserve Bank of India Regulations—Ownership Restrictions”. Deutsche Bank Trust Company Americas holds the equity shares represented by 298 million American Depositary Shares outstanding as depositary on behalf of the holders of the American Depositary Shares. The American Depositary Shares are listed on the New York Stock Exchange. Under the Indian Banking Regulation Act, no person holding shares in a banking company can exercise more than 10.0% of the total voting power. This means that Deutsche Bank Trust Company Americas (as depositary), which held approximately 25.9% of our equity shares at September 2, 2011 against 27.9% at August 28, 2010 and 29.6% at August 28, 2009 could only vote 10.0% of our equity shares, in accordance with the directions of our board of directors. See also “Overview of the Indian Financial Sector—Recent Structural Reforms—Proposed Amendments to the Banking Regulation Act”. Except as stated above, no shareholder has differential voting rights.

Strategy

The key elements of our business strategy are to:

•	focus on quality growth opportunities by:

•	enhancing our retail and corporate franchise in both domestic and international markets;

•	increasing the proportion of current and savings account and retail term deposits in our domestic deposit base;

•	building a rural banking franchise;

•	strengthening our insurance, asset management and securities businesses;

•	emphasize conservative risk management practices and enhance asset quality;

•	use technology for competitive advantage; and

•	attract and retain talented professionals.

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

In fiscal 2010, we focused on repositioning our balance sheet for the next phase of growth. We increased the proportion of current and savings account deposits; reduced the rate of growth of non-performing loans; continued to keep stringent control on operating expenses; and maintained a high level of capital adequacy, relative to the regulatory requirement. In fiscal 2011, we focused on growing our loan book by capitalizing on selected credit segments such as mortgages, secured retail loans and project finance, mobilizing low cost current account and savings deposits, reducing credit costs, optimizing operating expenses and improving our customer service capabilities.

Over the last few years we have rebalanced our deposit profile, reduced costs, reduced net non-performing loans and maintained high levels of capital adequacy. Our objective going forward will be to leverage our capital base for profitable growth, while sustaining the improvements in our deposit profile, cost ratios and credit quality. As we grow our businesses, meeting customer expectation on service quality will be a critical element of our strategy.

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

Commercial Banking for Retail Customers

Our commercial banking operations for retail customers consist of retail lending and deposits, credit cards, depositary share accounts, distribution of third-party investment and insurance products, other fee-based products and services and the issuance of unsecured redeemable bonds.

Retail Lending Activities

Given the favorable demographics of the country and the under-penetration of retail credit, we identified retail credit as a key opportunity in early 2000. We capitalized on the retail opportunity offering home loans, automobile loans, commercial business loans (including primarily commercial vehicle loans), personal loans, credit cards, loans against time deposits and loans against securities. We also funded dealers who sell automobiles, consumer durables and commercial vehicles. Our retail portfolio was Rs. 1,259.9 billion, constituting 46.4% of gross loans at year-end fiscal 2009. Due to the increase in interest rates, the tightening of liquidity, the increase in asset prices and challenges in collections, we reduced our disbursements of retail loans, especially unsecured loans, from fiscal 2009 and, as a result, the retail portfolio declined to Rs. 976.5 billion, constituting 42.1% of gross loans at year end-fiscal 2010, and thereafter increased marginally to Rs. 996.1 billion, constituting 37.7% of gross loans at year-end fiscal 2011. However, we continue to believe that retail credit has a robust long-term potential due to rising income levels and expansion of the middle class. We will continue to focus on secured retail products like home loans, car loans and commercial vehicle loans. We will selectively offer unsecured products such as personal loans and credit cards to our existing customers.

Our retail asset products are generally fixed rate products repayable in equated monthly installments other than our floating rate home loan portfolio, where any change in the benchmark rate to which the rate of interest on the loan is referenced is passed on to the borrower on the first day of the succeeding quarter or succeeding month, as applicable. Any decrease in the rate of interest payable on floating rate home loans is generally affected by an acceleration of the repayment schedule, keeping the monthly installment amount unchanged. Any increase in the rate of interest payable on floating rate home loans is generally effected in the first instance by an extension of the repayment schedule, keeping the monthly installment amount unchanged, and based on certain criteria, by changing the monthly installment amount. See also “Risk Factors—Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”.

The following table sets forth, at the dates indicated, the breakdown of our gross (net of write-offs) retail finance portfolio.

	At March 31,
	2009		2010		2011				2011
	(Rs. in billions)						(% share)		(US$ in millions)
Home loans(1)	Rs.	733.3	Rs.	619.8	Rs.	644.0	64.6%	US$	14,458
Automobile loans		133.2		85.2		85.8	8.6		1,927
Commercial business loans		164.4		136.8		152.9	15.4		3,432
Two-wheeler loans		16.9		4.6		2.1	0.2		47
Others(2)		9.2		10.4		13.0	1.3		292
Total secured retail finance portfolio		1,057.0		856.8		897.8	90.1%		20,156
Personal loans		108.8		57.2		42.8	4.3		962
Credit card receivables		90.2		59.4		48.5	4.9		1,090
Others(3)		3.9		3.1		7.0	0.7		156
Total unsecured retail		202.9		119.7		98.3	9.9%		2,208
Total retail finance portfolio	Rs.	1,259.9	Rs.	976.5	Rs.	996.1	100.0%	US$	22,364

(1)	Includes developer financing of Rs. 90.9 billion at year-end fiscal 2011, Rs. 40.7 billion at year-end fiscal 2010, and Rs. 39.5 billion at year-end fiscal 2009.

(2)	Includes dealer financing of Rs. 5.8 billion at year-end fiscal 2011, Rs. 4.6 billion at year-end fiscal 2010, and Rs. 4.9 billion at year-end fiscal 2009.

(3)	Represents dealer financing portfolio

Our unsecured retail portfolio primarily includes personal loans and credit card receivables. Until fiscal 2009, we also offered small value unsecured loans to low income urban customers. These loans are uncollateralized and the recovery process of any outstanding amount due is typically conducted through direct visits or calls to the borrowers, and the recovery experience in such cases is generally inferior to that in the secured products. Following the increase in interest rates, tightening liquidity, challenging macroeconomic environment and changes in regulations pertaining to the use of recovery agents by banks, we witnessed higher than anticipated losses in the unsecured retail portfolio. In fiscal 2009, we discontinued our small personal loans product, which was composed of unsecured loans to low income customers. We also reduced incremental lending in personal loans and credit card issuances, resulting in a decline in the overall unsecured retail lending portfolio. Our personal loans typically range from Rs. 100,000 to Rs. 1,000,000 in size with tenors of 1-4 years and yields ranging from 14-18%. During fiscal 2011, ICICI Bank’s personal loans disbursements were about 2.0% of its total retail loan disbursements at Rs. 5.5 billion and its number of outstanding credit cards declined from 4.3 million at year-end fiscal 2010 to about 3.4 million at year-end fiscal 2011 (excluding the credit card base of the Bank of Rajasthan which merged with us effective close of business on August 12, 2010). At year-end fiscal 2011, our personal loans portfolio was Rs. 42.8 billion as compared to Rs. 57.2 billion at year-end fiscal 2010. The credit card receivables portfolio at year-end fiscal 2011 was Rs. 48.5 billion as compared to Rs. 59.4 billion at year-end fiscal 2010.

The proportion of unsecured retail loans in the total retail portfolio decreased from 16.1% at year-end fiscal 2009 to 12.3% at year-end fiscal 2010 and further to 9.9% at year-end fiscal 2011.

We offer retail lending products primarily in India through ICICI Bank and our wholly owned subsidiary, ICICI Home Finance Company Limited. Our home loan portfolio includes both loans for the purchase and construction of homes as well as loans against property. Our policies for such loans are based on certain stipulated ratios such as the loan-to-value ratio and the ratio of fixed debt obligations to a borrower’s income. The initial repayment term of such loans is 15 to 20 years with payments in the form of equated monthly installments. We conduct a part of our housing loan business through ICICI Home Finance Company.

We also undertake retail lending activities to a very limited extent in certain of our international branches and subsidiaries.

Lending to Small and Medium Enterprises

We have segmented offerings for the small and medium enterprise sector while adopting a cluster based financing approach to fund small enterprises that have a homogeneous profile such as engineering, information technology, transportation and logistics and pharmaceuticals. We also offer supply chain financing solutions to the channel partners of corporate clients and business loans (in the form of cash credit/overdraft/term loans) to meet the working capital needs of small businesses. We are also proactively reaching out to small and medium enterprises through various initiatives such as the small and medium enterprises CEO Knowledge Series — a platform to mentor and assist entrepreneurs; small and medium enterprises toolkit — an online business and advisory resource for small and medium enterprises; and the “Emerging India Awards” — a small and medium enterprises recognition platform.

Retail Deposits

Our retail deposit products include time deposits and savings accounts. We also offer targeted products to specific customer segments such as high net worth individuals, defense personnel, trusts and businessmen, and have corporate salary account products. We offer current account (i.e., checking accounts for businesses) products to our small enterprises customers, who maintain balances with us. Further, we offer an international debit card in association with VISA International. At year-end fiscal 2011, we had a debit card base in excess of 16 million cards.

We are currently placing enhanced emphasis on increasing our current and savings account deposit base and improving the proportion of current and savings accounts in our total deposits. Expansion of our branch network in India is a critical element of this strategy.

For a description of the Reserve Bank of India’s regulations applicable to deposits in India and required deposit insurance, see “Supervision and Regulation—Reserve Bank of India Regulations—Regulations Relating to Deposits” and “Supervision and Regulation—Deposit Insurance”. For more information on the type, cost and maturity profile of our deposits, see “—Funding”.

Fee-Based Products and Services

Through our distribution network, we offer government of India savings bonds, insurance policies from ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company and distribute public offerings of equity shares by Indian companies. We offer several card-based products such as credit cards, debit cards, prepaid cards, travel cards and commercial cards. We also offer a variety of mutual fund products from ICICI Prudential Asset Management Company and other select mutual funds. We also levy services charges on deposit accounts.

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

Commercial Banking for Corporate Customers

We provide a range of commercial and investment banking products and services to India’s leading corporations and middle market companies. Our product suite includes working capital and term loan products, fee and commission-based products and services, deposits and foreign exchange and derivatives products. The Corporate Banking Group focuses on origination and coverage of all corporate clients. The Corporate Banking

Group comprises relationship and credit teams. The Investment Banking Group focuses on execution of investment banking mandates. The Commercial Banking Group is responsible for growing the trade services and transaction banking business through identified branches, while working closely with the corporate relationship teams. The Markets Group provides foreign exchange and other treasury products to corporations. The Project Finance Group focuses on origination of large project finance mandates. We seek to syndicate corporate and project financing among domestic and international banks and institutions.

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

We also offer commercial banking services such as cash management services (such as collection, payment and remittance services), escrow, trust and retention account facilities, online payment facilities, custodial services and tax collection services on behalf of the government of India and the governments of Indian states. At July 2011, total assets held in custody on behalf of our clients (mainly foreign institutional investors, offshore funds, overseas corporate bodies and depositary banks for GDR investors) were Rs. 1,622.9 billion. As a registered depositary participant of National Securities Depository Limited and Central Depository Services (India) Limited, the two securities depositaries operating in India, we also provide electronic depositary facilities to investors.

Corporate Deposits

We offer a variety of deposit products to our corporate customers including current accounts, time deposits and certificates of deposits. For more information on the type, cost and maturity profile of our deposits, see “—Funding”.

Foreign Exchange and Derivatives

We provide customer specific products and services, which cater to risk hedging needs of corporations at domestic and international locations, arising out of currency and interest rate fluctuations. The products and services include:

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

Bullion

We deal in bullion and offer gold coins to retail customers.

Derivatives

We offer derivative products including interest rate swaps, currency swaps, options and currency futures. We run one of the largest U.S. dollar/Indian rupee option books in India and provide market making in interest rate and currency derivatives in all G7 currencies.

Commercial Banking for Rural and Agricultural Customers

We believe that rural India is key to sustaining India’s current growth momentum and our rural banking strategy seeks to match the growing demand for financial services in rural areas. The Reserve Bank of India’s directed lending norms also require us to lend a portion of advances to the rural and agricultural sector. See also“—Loan Portfolio—Directed Lending”. We provide corporate banking products and services to corporate clients engaged in agriculture-linked businesses. We finance suppliers and vendors of corporations and medium enterprises engaged in agriculture-linked businesses. We have also strengthened our relationships with co-operatives that are constituted by farmers. We offer financial solutions to farmers, commodity traders and processors and to micro-finance institutions. As per the Reserve Bank of India requirements, we have formulated a board approved financial inclusion plan to facilitate the opening of basic deposit accounts in rural and unbanked areas  Rural banking presents significant challenges in terms of geographical coverage and high unit transaction costs. See also “Risk Factors—Risks Relating to Our Business—Entry into new businesses or expansions of existing businesses may expose us to increased risks that may adversely affect our business”.

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

We currently have subsidiaries in the United Kingdom, Canada and Russia, branches in Bahrain, Dubai International Finance Center, Hong Kong, Singapore, Sri Lanka, Qatar and the United States and representative offices in Bangladesh, China, Indonesia, Malaysia, South Africa, Thailand and the United Arab Emirates. Our subsidiary in the United Kingdom has established a branch in Antwerp, Belgium and a branch in Frankfurt, Germany.

Many of the commercial banking products that we offer through our international branches and subsidiaries, as well as to international customers from our domestic network, such as debt financing, trade finance and letters of credit, are similar to the products offered to our customers in India. Some of the products and services that are unique to international customers are:

•
Money2India remittance services: Remittances into India have increased from US$ 13.0 billion in fiscal 2001 to US$ 56.0 billion in fiscal 2011, with India being the largest remittance receiving country in the world. We recognized the remittance opportunity early on in the decade and started offering a host of remittance services tailored to meet the needs of diverse customer segments. We have a market share of over 18.5% of the migrant remittances into India. To facilitate easy transfer of funds to India, we offer a suite of online as well as offline money transfer products as featured on our website www.money2India.com. Our products enable non-resident Indians to send money to any beneficiary in India with a wide choice of delivery channels like electronic transfers to accounts with over 70,000 bank branches. None of the content of the website www.money2India.com is incorporated in this annual report.

•	TradeWay: An Internet-based document collection product to provide correspondent banks access to real-time online information on the status of their export bills collections routed through us.

•	Remittance Tracker: An Internet-based application that allows a correspondent bank to check on the status of its payment instructions and to get various information reports online.

•	Offshore banking deposits: Multi-currency deposit products in U.S. dollar, pound sterling and euro.

•	Foreign currency non-resident deposits: Foreign currency deposits offered in six main currencies — U.S. dollar, pound sterling, euro, yen, Canadian dollar and Australian dollar.

•	Non-resident external fixed deposits: Deposits maintained in Indian rupees.

•	Non-resident external savings account: Savings accounts maintained in Indian rupees.

•	Non-resident ordinary savings accounts and non-resident ordinary fixed deposits.

Our international branches had total assets of Rs. 697.4 billion (net of inter-office assets) and total advances of Rs. 551.0 billion at year-end fiscal 2011 as compared to total assets of Rs. 611.2 billion and total advances of Rs. 451.2 billion at year-end fiscal 2010. Our international branches are primarily funded by debt capital market borrowings and syndicated/bilateral loans. See also “Risk Factors-Risks relating to our business-Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected.

Our subsidiaries in the United Kingdom and Canada are full service banks offering retail and corporate banking services. In the United Kingdom and Canada, our subsidiaries offer direct banking using the internet as the access channel.

At year-end fiscal 2011, ICICI Bank UK PLC had 13 branches, including one in Belgium and one in Germany, and assets including cash and liquid securities, loans and advances, bonds and notes of financial institutions, India-linked investments and asset backed securities. ICICI Bank UK made a net profit of US$ 37 million in both fiscal 2010 and fiscal 2011. ICICI Bank UK PLC had total assets of US$ 6.4 billion at year-end fiscal 2011, as compared to US$ 7.4 billion at year-end fiscal 2010.

At year-end fiscal 2011, ICICI Bank Canada had nine branches and assets including cash and liquid securities, loans and advances, federally insured mortgages, India-linked investments and asset backed securities. ICICI Bank Canada made a net profit of CAD 32 million in fiscal 2011 compared to CAD 35 million in fiscal 2010. ICICI Bank Canada had total assets of CAD 4.5 billion at year-end fiscal 2011, as compared to CAD 5.7 billion at year-end fiscal 2010.

At year-end fiscal 2011, ICICI Bank Eurasia had one branch and total assets of US$ 324 million as compared to total assets of US$ 406 million at year-end fiscal 2010. ICICI Bank Eurasia made a net profit of US$ 6 million in fiscal 2011 compared to US$ 11 million in fiscal 2010. See also “Risk Factors—Risks Relating to India and Other Economic and Market Risks—Financial instability in other countries, particularly emerging market countries and countries where we have established operations, could adversely affect our business and the price of our equity shares and ADSs” and “Risk Factors—Risks Relating to Our Business—We have experienced rapid international growth in earlier years, which has increased the complexity of the risks that we face”.

Delivery Channels

We deliver our products and services through a variety of channels, ranging from traditional bank branches to ATMs, call centers and the Internet. At year-end fiscal 2011, we had a network of 2,529 branches across several Indian states which includes 463 branches of the Bank of Rajasthan, at the time of amalgamation .

As a part of its branch licensing conditions, the Reserve Bank of India has stipulated that at least 25.0% of our branches must be located in semi-urban and rural areas. The following table sets forth the number of branches broken down by area at year-end fiscal 2011.

	At March 31, 2011
	Number of branches and extension counters	% of total
Metropolitan/urban	1,448	57.3%
Semi-urban/rural	1,081	42.7%
Total branches and extension counters	2,529	100.0%

At July 31, 2011, we had 6,583 ATMs, of which 2,878 were located at our branches. This includes  127 ATMs of the Bank of Rajasthan, at the time of amalgamation. We expect our branch network to become key points of customer acquisition and service. Accordingly, during fiscal 2011, we changed our organization structure to provide greater empowerment to our branches. The branch network is expected to serve as an integrated channel for deposit mobilization and selected retail asset origination. Through our website, www.icicibank.com, we offer our customers online access to account information, payment and fund transfer facilities and internet banking business for our corporate clients. We provide telephone banking services through our call centers.

Investment Banking

Our investment banking operations principally consist of ICICI Bank’s treasury operations and the operations of ICICI Securities Primary Dealership Limited and ICICI Securities Limited.

Treasury

Through our treasury operations, we seek to manage our balance sheet, including the maintenance of required regulatory reserves, and to optimize profits from our trading portfolio by taking advantage of market opportunities. Our domestic trading and securities portfolio includes our regulatory reserve portfolio, as there is no restriction on active management of our regulatory reserve portfolio. Our treasury operations include a range of products and services for corporate and small enterprise customers, such as forward contracts and interest rate and currency swaps, and foreign exchange products and services. See also “—Commercial Banking for Corporate Customers—Foreign Exchange and Derivatives”.

Our treasury undertakes liquidity management by seeking to maintain an optimum level of liquidity and complying with the cash reserve ratio requirement and ensuring the smooth functioning of all our branches. We maintain a balance between interest-earning liquid assets and cash to optimize earnings and undertake reserve management by maintaining statutory reserves, including the cash reserve ratio and the statutory liquidity ratio. Under the Reserve Bank of India’s statutory liquidity ratio requirement, ICICI Bank is required to maintain a minimum of 24.0% of its domestic net demand and time liabilities by way of approved securities such as government of India securities and state government securities. ICICI Bank maintains the statutory liquidity ratio through a portfolio of government of India securities that it actively manages to optimize the yield and benefit from price movements. Further, as a prudent liquidity management strategy, ICICI Bank generally maintains excess investments in securities eligible for classification under the statutory liquidity ratio requirement. See also “Supervision and Regulation—Legal Reserve Requirements”.

Further, ICICI Bank engage in domestic investments and foreign exchange operations from a centralized trading floor in Mumbai. As part of our treasury activities, we also maintain proprietary trading portfolios in domestic debt and equity securities and in foreign currency assets. Our treasury manages our foreign currency exposures and the foreign exchange and risk hedging derivative products offered to our customers and engages in proprietary trading in currencies. Our investment and market risk policies are approved by the board of directors.

ICICI Bank’s domestic investment portfolio is classified into three categories — held to maturity, available-for-sale and held for trading. Investments are classified as held to maturity subject to the current regulation issued by the Reserve Bank of India. Investments acquired by us with the intention to trade by taking advantage of the short-term price/interest rate movements are classified as held for trading. The investments which do not fall in the above two categories are classified as available-for-sale. Investments under the held for trading category should be sold within 90 days; in the event of inability to sell due to adverse factors including tight liquidity, extreme volatility or a uni-directional movement in the market, the unsold securities should be shifted to the available-for-sale category. Under each category the investments are classified under (a) government securities (b) other approved securities (c) shares (d) bonds and debentures (e) subsidiaries and joint ventures and (f) others. Investments classified under the held to maturity category are not marked to market and are carried at acquisition cost, unless the acquisition cost is more than the face value, in which case the premium is amortized over the period until maturity of such securities. At year-end fiscal 2011, 75% of ICICI Bank’s government securities portfolio was in the held to maturity category. The individual securities in the available-for-sale category are marked to market. Investments under this category are valued security-wise and depreciation/appreciation is aggregated for each classification. Net depreciation, if any, is provided for. Net appreciation, if any, is ignored. The individual securities in the held for trading category are accounted for in a similar manner as those in the available-for-sale category.

The following table sets forth, for the periods indicated, the composition of our total trading portfolio.

	At March 31(1)
	2009		2010		2011		2011
	(in millions)
Government securities	Rs.	67,895	Rs.	48,307	Rs.	Rs.85,418	US$	1,918
Securities purchased under agreement to resell		1,348		-		-		-
Bonds and debentures		24,237		30,989		30,366		682
Equity shares		2,424		7,209		7,337		165
Mutual funds		32,306		38,652		15,669		352
Other securities (2)		21,828		67,285		113,645		2,551
	Rs.	150,038	Rs.	192,442	Rs.	252,435	US$	5,668

(1)
Excludes assets held to cover linked liabilities of our life insurance business amounting to Rs. 588.3 billion at year-end fiscal 2011, Rs. 514.7 billion at year-end fiscal 2010 and Rs. 286.6 billion for fiscal 2009.

(2)
Includes certificates of deposits, commercial papers, collateralized borrowings and lending obligation investments, application money, asset-backed commercial papers, master asset vehicles portfolio, bankers’ acceptances, funded credit derivatives, preference shares and venture capital units.

Our portfolio of other securities increased from Rs. 67.3 billion at year-end fiscal 2010 to Rs. 113.6 billion at year-end fiscal 2011 primarily due to an increase in investment in certificates of deposit by ICICI Bank. ICICI Bank had investments in shorter tenor certificate of deposits of Indian banks and financial institutions of Rs. 79.0 billion as part of day-to-day surplus rupee liquidity management at year-end fiscal 2011 as against Rs 49.5 billion at year-end fiscal 2010. Our portfolio of government securities increased from Rs. 48.3 billion at year-end fiscal 2010 to Rs. 85.4 billion at year-end fiscal 2011.

The following table sets forth, for the periods indicated, certain information related to interest and dividends on our trading portfolio, net gain from the sale of trading investments and gross unrealized gain/(loss) on the trading portfolio.

	Year ended March 31,
	2009		2010		2011		2011
	(in millions)
Interest and dividends on trading portfolio	Rs.	14,881	Rs.	14,471	Rs.	17,508	US$	393
Realized gain/(loss) on sale of trading portfolio		7,799		(846)		684		15
Unrealized gain/(loss) on trading portfolio		(1,053)		1,760		(81)		(2)
	Rs.	21,627	Rs.	15,385	Rs.	18,111	US$	406

The realized and unrealized gain on our trading portfolio decreased from Rs. 6.7 billion in fiscal 2009 to Rs. 0.9 billion in fiscal 2010 and further to Rs. 0.6 billion in fiscal 2011, primarily on account of the impact of movement in yields on Indian government securities. During fiscal 2009, subsequent to the bankruptcy filing by Lehman Brothers and the developments with respect to other financial institutions in the U.S. and UK, central banks across the world, including the Reserve Bank of India, announced various monetary easing measures along with an infusion of liquidity into the banking system. This led to a sharp reduction in domestic interest rates. The yield on 10 year government of India securities, after increasing from 7.94% at year-end fiscal 2008 to a peak of about 9.47% during July 2008, declined sharply to a low of 5.09% at January 5, 2009. We positioned ourselves to take advantage of the change in the interest rate scenario by taking trading positions to benefit from the drop in yields. This resulted in significant gains from the fixed income securities during fiscal 2009. During fiscal 2010, such opportunities were limited, compared to fiscal 2009. During fiscal 2010, the concerns over fiscal deficit, gradual exit from the expansionary monetary policy by the Reserve Bank of India and inflationary pressures led to the expectation of an increase in interest rates. The yield on 10 year government of India securities increased to 7.82% at year-end fiscal 2010 from 7.01% at year-end fiscal 2009. During fiscal 2011, monetary tightening and negative systemic liquidity for part of the year pushed up government securities yields, which resulted in net realized and unrealized losses on fixed income securities. We realized a gain on sale of equity securities during fiscal 2011. Interest on our trading portfolio increased from Rs. 14.5 billion in fiscal 2010 to Rs. 17.5 billion in fiscal 2011, primarily due to an increase in our trading portfolio and higher interest rates in the system.

In addition to our trading portfolio, we also hold available-for-sale investments. The following tables set forth, at the dates indicated, certain information related to our available-for-sale investments portfolio.

	At March 31, 2009
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Corporate debt securities	Rs.	196,305	Rs.	656	Rs.	(18,671)	Rs.	178,291
Government securities		98,698		696		(1,988)		97,406
Other securities(1)		83,338		1,237		(2,773)		81,802
Total debt securities		378,341		2,589		(23,432)		357,499
Equity shares		26,693		2,845		(9,293)		20,245
Other investments(2)		64,882		1,982		(5,292)		61,571
Total	Rs.	469,916	Rs.	7,416	Rs.	(38,017)	Rs.	439,315

(1)	Includes credit linked notes.

(2)	Includes preference shares, mutual fund units, venture fund units and security receipts.

	At March 31, 2010
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Corporate debt securities	Rs.	113,191	Rs.	1,917	Rs.	(2,219)	Rs.	112,889
Government securities		214,649		178		(277)		214,550
Other securities(1)		108,386		1,205		(1,679)		107,912
Total debt investments		436,226		3,300		(4,175)		435,351

	At March 31, 2010
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Equity shares		26,100		5,739		(3,286)		28,553
Other investments(2)		57,593		3,320		(7,761)		53,152
Total	Rs.	519,919	Rs.	12,359	Rs.	(15,222)	Rs.	517,056

(1)	Includes credit linked notes.

(2)	Includes preference shares, mutual fund units, venture fund units and security receipts.

	At March 31, 2011
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Corporate debt securities	Rs.	219,369	Rs.	2,795	Rs.	(3,444)	Rs.	218,720
Government securities		201,063		81		(1,018)		200,126
Other securities(1)		60,683		523		(495)		60,710
Total debt investments		481,115		3,399		(4,957)		479,556
Equity shares		24,849		4,230		(7,384)		21,695
Other investments(2)		73,889		2,641		(10,034)		66,497
Total	Rs.	579,853	Rs.	10,270	Rs.	(22,375)	Rs.	567,748

(1)	Includes credit linked notes.

(2)	Includes preference shares, mutual fund units, venture fund units and security receipts.

The investments in corporate debt securities increased from Rs. 113.2 billion at year-end fiscal 2010 to Rs. 219.4 billion at year-end fiscal 2011, primarily due to the purchase of corporate securities by ICICI Bank, offset, in part, by a decrease in corporate debt securities of ICICI Bank UK. The investments in “other securities” decreased from Rs. 108.4 billion at year-end fiscal 2010 to Rs. 60.7 billion at year-end fiscal 2011, primarily due to the decrease in investment in pass through certificate securities by ICICI Bank. “Other investments” increased from Rs. 57.6 billion at year-end fiscal 2010 to Rs. 73.9 billion at year-end fiscal 2011, primarily due to the increase in investment in debt mutual fund securities. Net unrealized losses on debt investments increased from Rs. 0.9 billion at year-end fiscal 2010 to Rs. 1.6 billion at year-end fiscal 2011, primarily due to net unrealized losses on government and corporate debt securities. Net unrealized losses on government securities increased from Rs. 99 million at the year-end fiscal 2010 to Rs. 937 million at year-end fiscal 2011. The net unrealized losses on the government securities were mainly due to tightening of monetary policy and negative systemic liquidity which resulted in an increase in the short-term government yield. Net unrealized gain on equity securities decreased from a gain of Rs. 2.5 billion at year end fiscal 2010 to a loss of Rs. 3.2 billion at year-end fiscal 2011. The benchmark equity index, the BSE Sensex, increased by 10.9% from 17,528 at year-end fiscal 2010 to 19,445 at year-end fiscal 2011, compared to an increase of 80.5% during fiscal 2010 and a decline of 38% during fiscal 2009. However, the equity markets remained volatile in fiscal 2011, particularly in the second half of the year, due to global and domestic developments including the political unrest in the Middle East and concerns on global recovery due to possible impact on crude oil prices, and continued high levels of inflation in India and resultant monetary tightening. This impacted our profits from proprietary trading in equity and the mark-to-market valuations of our listed equity investments. Net unrealized losses on other investments increased from Rs. 4.4 billion at year-end fiscal 2010 to Rs. 7.4 billion at year-end fiscal 2011, primarily due to an increase in unrealized losses on security receipts.

The following table sets forth, for the periods indicated, income from available-for-sale securities.

	Year ended March 31,
	2009		2010		2011		2011
	(in millions)
Interest	Rs.	24,057	Rs.	20,048	Rs.	26,695	US$	599
Dividend		2,893		2,160		960		22
Total	Rs.	26,950	Rs.	22,208	Rs.	27,655	US$	621
Gross realized gain	Rs.	10,779	Rs.	10,343	Rs.	8,037	US$	180
Gross realized loss		(10,790)		(5,552)		(3,178)		(71)
Total	Rs.	(11)	Rs.	4,791	Rs.	4,859	US$	109

Interest and dividend income from our available-for-sale securities increased primarily due to an increase in the size of the portfolio of ICICI Bank. The net realized gains during fiscal 2010 and fiscal 2011 were primarily on account of gains on the equity portfolio.

The following table sets forth, at the date indicated, an analysis of the maturity profile of our investments in debt securities classified as available-for-sale investments, and yields thereon. This maturity profile is based on repayment dates and does not reflect repricing dates of floating rate investments.

		At March 31, 2011
		Up to one year			One to five years			Five to ten years			More than ten years

		Amount	Yield		Amount	Yield		Amount	Yield		Amount	Yield
		(in millions, except percentages)

Corporate debt securities	Rs.	12,819	2.3%	Rs.	111,489	8.5%	Rs.	59,898	8.9%	Rs.	35,162	7.8%
Government securities		138,789	3.8		51,985	6.2		6,327	8.0		3,962	8.1
Other securities		50,120	7.3		3,140	2.2		4,381	6.6		3,043	11.5
Total amortized cost of interest-earning securities(1)	Rs.	201,728	4.6%	Rs.	166,614	7.7%	Rs.	70,606	8.7%	Rs.	42,167	8.2%
Total fair value	Rs.	200,818		Rs.	166,656		Rs.	70,531		Rs.	41,551

(1)	Includes securities denominated in different currencies.

The amortized cost of our held to maturity portfolio amounted to Rs. 690.4 billion at year-end fiscal 2011, Rs. 643.7 billion at year-end fiscal 2010 and Rs. 605.7 billion at year-end fiscal 2009. The gross unrealized gain on this portfolio was Rs. 1.6 billion at year-end fiscal 2011, Rs. 2.6 billion at year-end fiscal 2010 and Rs. 11.6 billion at year-end fiscal 2009. The gross unrealized loss on this portfolio was Rs. 19.5 billion at year-end fiscal 2011, Rs. 13.7 billion at year-end fiscal 2010 and Rs. 8.5 billion at year-end fiscal 2009. Following the reduction in benchmark rates by the Reserve Bank of India during fiscal 2009, unrealized gain increased and unrealized losses decreased as yield on government securities declined during this period. The yield on 10 year government of India securities decreased from 7.94% at year-end fiscal 2008 to 7.01% at year-end fiscal 2009. The unrealized gains reduced and unrealized losses increased in fiscal 2010 and fiscal 2011 as the yield on government securities increased during this period. The yield on 10 year government of India securities increased to 7.82% at year-end fiscal 2010 and further to 7.99% at year-end fiscal 2011.

We have limited investment in equity shares of Rs. 32.7 billion because the Reserve Bank of India restricts investments in equity securities by banks. See also “Supervision and Regulation—Reserve Bank of India Regulations—Regulations Relating to Investments and Capital Market Exposure Limits”.

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

We deal in several major foreign currencies and take deposits from non-resident Indians in major foreign currencies. We also manage onshore accounts in foreign currencies. The foreign exchange treasury manages our portfolio through money market and foreign exchange instruments to optimize yield and liquidity.

We provide a variety of risk management products to our corporate and small and medium enterprise clients, including foreign currency forward contracts and currency and interest rate swaps. We control market risk and credit risk on our foreign exchange trading portfolio through an internal model, which sets counterparty limits, stop-loss limits and limits on the loss of the entire foreign exchange trading operations and exception reporting. See also “Risk Management—Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risk”.

Through our branches and subsidiaries outside India and our offshore banking unit in Mumbai, we have made investments in corporate and financial sector bonds and debt securities, and mortgage and asset-backed securities outside India.

The following table sets forth, at the date indicated, investments in corporate and financial sector debt securities, and mortgage and asset backed securities by our overseas branches and banking subsidiaries by region and the mark- to-market and realized losses thereon.

	At March 31, 2011

	Asset backed securities and funded credit derivatives(1)(2)		Bonds(2)		Others		Total

	Trading	Available-for-sale and held to maturity	Trading	Available-for-sale and held to maturity	Trading	Available-for-sale and held to maturity	Trading	Available-for-sale and held to maturity	Mark-to-market gain/ (loss) in fiscal 2011	Realized gain/(loss)/ Impairment (loss) in income statement for fiscal 2011	Mark-to-market gain/ (loss) at March 31, 2011
	(Rs. in millions)

U.S.	-	773	-	15,143	-	-	-	15,916	200	5	(169)
Canada	624	2,500	1,423	17,921	-	-	2,047	20,421	266	51	(1,039)
Europe	-	11,436	-	6,695	-	1,828	-	19,959	963	5	(3,312)
India	3,067	14,625	-	25,197	-	-	3,067	39,822	70	594	(767)
Rest of Asia	-	-	-	5,985	-	-	-	5,985	192	(61)	(151)
Others	-	-	-	2,663	-	446	-	3,109	22	4	(45)
Total portfolio	3,691	29,334	1,423	73,604	-	2,274	5,114	105,212	1,713	598	(5,483)

(1)
Includes residential mortgage backed securities, commercial mortgage backed securities, other asset backed securities and collateralized loan obligations. Excludes unfunded credit derivative exposure of Rs. 29.4 billion.

(2)
Includes asset backed securities and bonds classified under loans and receivable by our UK subsidiary including those transferred in fiscal 2009 from investment to loans and receivables pursuant to Accounting Standard Board issuing amendments to “FRS 26 – ‘Financial Instruments: Recognition and Measurement’ which permitted reclassification of financial assets in certain circumstances from ‘held for trading’ and ‘available-for-sale categories’ to the ‘loans and receivables’ category.

Investments in corporate and financial sector debt securities and mortgage and asset backed securities by our overseas branches and banking subsidiaries decreased from Rs. 143.9 billion at year-end fiscal 2010 to Rs. 110.3 billion at year-end fiscal 2011. Our asset backed securities and funded credit derivatives portfolio decreased from Rs. 42.8 billion at year-end fiscal 2010 to Rs. 33.0 billion at year-end fiscal 2011, primarily due to the call back and maturity of funded credit derivative of our foreign branches and banking subsidiaries. Our bond portfolio decreased from Rs. 98.2 billion at year-end fiscal 2010 to Rs. 75.0 billion at year-end fiscal 2011, primarily due to a reduction in the bond portfolio arising from sales and the maturity of the portfolio of our UK subsidiary, set off, in part, by an increase in the bond portfolio of our Canadian subsidiary. Our investments in Europe decreased from Rs. 37.2 billion at year-end fiscal 2010 to Rs. 20.0 billion at year-end fiscal 2011. At year-end fiscal 2011, our investments in Europe were primarily in the UK, Germany, and France.

The decrease in portfolio, coupled with relatively improved market conditions, resulted in a reduction of mark-to-market losses on our investment portfolio from Rs. 7.6 billion at year-end fiscal 2010 to Rs. 5.5 billion at year-end fiscal 2011. The mark-to-market impact was a gain of Rs. 1.7 billion during fiscal 2011 as compared to a gain of Rs. 13.6 billion during fiscal 2010. The realized gain/loss and impairment loss was a net gain of Rs. 0.6 billion during fiscal 2011 as compared to a net gain of Rs. 0.2 billion during fiscal 2010.

The following table sets forth, a summary of the investment portfolio of our overseas branches and banking subsidiaries based on the category of investments.

	At March 31
Category	2010		2011
	(in millions)
Bonds
Banks and financial institutions	Rs.	74,816	Rs.	35,202
Corporate		23,377		39,825
Total bonds		98,193		75,027
Asset backed securities and funded credit derivatives		42,801		33,025
Others(1)		2,948		2,274
Total	Rs.	143,942	Rs.	110,326

(1)	Includes investments in certificates of deposits.

Our exposure to banks and financial institutions is spread over a number of banks and of this the exposure to the top 10 banks accounts for approximately 58.0% of the total exposure to banks and financial institutions at year-end fiscal 2011 as compared to approximately 37.0% at year-end fiscal 2010. Approximately 52.1% of our exposure to corporate entities is India-linked at year-end fiscal 2011 as compared to approximately 84.0% at year-end fiscal 2010.

Our total investment in asset backed securities represents less than 0.5% of our total assets at year-end fiscal 2011. The portfolio size of such securities was Rs. 15.3 billion and primarily comprised retail mortgage backed securities of Rs. 11.5 billion, collateralized loan obligations of small and medium enterprises of Rs. 1.4 billion, commercial mortgage backed securities of Rs. 1.0 billion, asset backed commercial paper of Rs. 0.6 billion and other asset backed securities of Rs. 0.8 billion. The retail mortgage backed securities portfolio consists primarily of UK residential mortgage backed securities portfolio backed by prime and buy-to-let mortgages. The asset backed commercial paper portfolio consists of investments made by ICICI Bank Canada in securities issued by trusts. These trusts have in turn invested in various Canadian and United States assets. During the previous year, some of the asset backed commercial papers were restructured into master asset vehicles. The size of the master asset vehicles portfolio on our books at year-end fiscal 2011 was Rs. 2.0 billion and these are classified as a part of the banks and financial institutions portfolio. No additions were made to the master asset vehicles portfolio during the year and the existing portfolio is being run down due to redemption of certain securities.

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

ICICI Securities Limited

ICICI Securities Limited is engaged in equity underwriting and brokerage. ICICI Securities Limited has an online share trading portal called icicidirect.com. The primary objective of icicidirect.com is to enable individuals to make investments and offer a wide range of investment options by providing a seamless structure that integrates a customer’s bank account, demat account and trading account. The portal offers seamless access to the United States markets by tying up with a leading United States based broker. ICICI Securities Limited has a subsidiary in the United States, ICICI Securities Holdings Inc., which in turn has a subsidiary in the United States, ICICI Securities Inc., which is engaged in brokerage services. During fiscal 2009, ICICI Securities Holdings Inc. completed the purchase of assets (by way of merger) of Global Investment Management, Inc., a registered investment adviser and a New Jersey corporation with offices in Princeton, New Jersey, engaged in investment advisory activities. The business has subsequently been sold. ICICI Securities Limited made a net profit of Rs. 1.1 billion in fiscal 2011 compared to Rs. 1.2 billion in fiscal 2010.

ICICI Securities Primary Dealership

ICICI Securities Primary Dealership is engaged in the primary dealership of Indian government securities. It also deals in other fixed income securities. In addition to this, it has underwriting, portfolio management services and placement of debt and money market operations. ICICI Securities Primary Dealership made a net profit of Rs. 0.5 billion in fiscal 2011 compared to a net profit of Rs. 0.9 billion in fiscal 2010. The revenues of the business are directly linked to conditions in the fixed income market.

Venture Capital and Private Equity

Our subsidiary ICICI Venture Funds Management Company Limited manages funds that provide venture capital funding to start-up companies and private equity to a range of companies. At year-end fiscal 2011, ICICI Venture managed or advised funds of approximately Rs. 97.8 billion. ICICI Venture made a net profit of Rs. 0.7 billion in fiscal 2011 compared to a net profit of Rs. 0.5 billion in fiscal 2010.

Asset Management

We provide asset management services through our subsidiary, ICICI Prudential Asset Management. ICICI Prudential Asset Management is a joint venture with Prudential PLC of UK. We have approximately 51.0% interest in the entity. ICICI Prudential Asset Management also provides portfolio management services and advisory services to clients. ICICI Prudential Asset Management Company had average mutual fund assets under management of Rs. 728.3 billion for fiscal 2011. ICICI Prudential Asset Management made a net profit of Rs. 0.7 billion in fiscal 2011 compared to a net profit of Rs. 1.3 billion in fiscal 2010, primarily due to a decrease in management fees on account of a decrease in average amount of assets under management.

Insurance

We provide a wide range of insurance products and services through our subsidiaries ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company. ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company are joint ventures with Prudential PLC of UK and Fairfax Financial Holdings Limited of Canada, respectively. We have approximately 74.0% interest in both of these entities. Subject to the amendment of foreign ownership regulations, Prudential PLC has the right to increase its shareholding in ICICI Prudential Life Insurance Company to 49.0% at the market value of the shares to be determined as mutually agreed. Laws and regulations governing insurance companies currently provide that each promoter should eventually reduce its stake to 26.0% following the completion of 10 years from the commencement of business by the concerned insurance company. The Insurance Laws (Amendment) Bill introduced in the Indian Parliament in 2008, would remove the requirement that promoters dilute their stake to 26.0%. See also “Supervision and Regulation—Recent Structural Reforms—Insurance Laws (Amendment) Bill 2008”.  We and Prudential PLC have agreed that if a higher level of promoter shareholding is permitted, then this would be in the proportion of 51% being held by us and 49.0% being held by Prudential PLC. See also “Supervision and Regulation—Taxation—Regulations Governing Insurance Companies”. Further, we and each of our joint venture partners have a right of first refusal in case the other partner proposes to sell its shareholding in the joint venture (other than transfer to a permitted affiliate of the transferor).

ICICI Prudential Life Insurance Company made a net profit of Rs. 8.1 billion in fiscal 2011, compared to Rs. 2.6 billion in fiscal 2010 primarily due to an increase in fees on account of higher fund management and policy fees , higher release of certain actuarial reserves on lapsed policies created in earlier years, higher investment income and lower operating expenses. The life insurance market in India saw a slowdown in new business after September 2010 on account of regulatory changes with respect to unit-linked products. The changes in the regulations have also resulted in a change in the new business mix for ICICI Prudential Life Insurance Company. See also “Operating and Financial Review and Prospects—Segment Revenues and Assets—Life Insurance”. The new business annualized premium equivalent of ICICI Prudential Life Insurance Company decreased by 25.6% to Rs. 39.8 billion in fiscal 2011 while total premium increased by 8.2% to Rs. 178.8 billion, which was due to an increase in single premium from Rs 2.8 billion in fiscal 2010 to Rs 21.7 billion in fiscal 2011. ICICI Prudential Life Insurance Company maintained its market leadership in the private sector with an overall market share of about 7.3% based on retail weighted new business received premium in fiscal 2011.

ICICI Lombard General Insurance Company made a net loss of Rs. 0.8 billion in fiscal 2011 compared to net profit of Rs. 1.4 billion in fiscal 2010. In accordance with Insurance Regulatory and Development Authority guidelines, ICICI Lombard General Insurance Company together with all other general insurance companies participates in the Indian Motor Third Party Insurance Pool (the “Pool”), administered by the General Insurance Corporation of India. The Pool covers reinsurance of third party risks of commercial vehicles. Based on an analysis of the performance of the Pool by an independent consultant, the Insurance Regulatory and Development Authority has instructed all general insurance companies to provide for losses on the Pool at the provisional rate of 153.0% over fiscal 2008 to fiscal 2011 in the financial results for fiscal 2011 compared to the earlier loss rate of 122-127%. Accordingly, the loss before tax of ICICI Lombard General Insurance Company fiscal 2011 includes the impact of the additional Pool losses of Rs. 2.7 billion. ICICI Lombard General Insurance Company recorded a total gross written premium (excluding its share of the third party insurance pool) of Rs. 44.1 billion in fiscal 2011 compared to Rs 34.3 billion in fiscal 2010. ICICI Lombard General Insurance Company was the largest private general insurer with a market share of about 9.6% in gross written premium among all general insurance companies in fiscal 2011.

We earn commissions and fees from these subsidiaries as their distributor for sales of life and general insurance products.

Funding

Our funding operations are designed to ensure stability of funding, minimize funding costs and effectively manage liquidity. Since the amalgamation of ICICI with ICICI Bank, the primary source of domestic funding has been deposits raised from both retail and corporate customers. We also raise funds through short-term rupee borrowings and domestic or overseas bond offerings pursuant to specific regulatory approvals. Because ICICI was not allowed to raise banking deposits as a financial institution, its primary sources of funding prior to the amalgamation were retail bonds and rupee borrowings from a wide range of institutional investors. ICICI also raised funds through foreign currency borrowings from commercial banks and other multilateral institutions like the Asian Development Bank and the World Bank, which were guaranteed by the government of India. With regard to these guarantees by the government of India for purposes of obtaining foreign currency borrowings, the government of India has, in its letter dated May 31, 2007, instructed us to take steps to either repay or prepay such foreign currency borrowings for which a guarantee has been provided by the government of India or to substitute the guarantees provided by the government of India with other acceptable guarantees. At year-end fiscal 2011, the total outstanding loans/bonds of ICICI Bank that are guaranteed by the government of India were Rs. 20.9 billion, constituting approximately 1.9% of the total borrowings of ICICI Bank at that date. We are evaluating various options in this regard.

Our international branches are primarily funded by debt capital market borrowings and syndicated/bilateral loans. See also “Risk Factors-Risks relating to our business- Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected. Our subsidiaries in the United Kingdom and Canada fund themselves primarily through retail deposits.

Our deposits were 48.5% of our total liabilities at year-end fiscal 2011 compared to 49.4% of our total liabilities at year-end fiscal 2010. Our borrowings, including preference shares issued by us, were 23.6% of our total liabilities at year-end fiscal 2011 and 2010. Our deposits increased by 7.3% from Rs. 2,415.7 billion at year-end fiscal 2010 to Rs. 2,591.1 billion at year-end fiscal 2011. The increase in deposits was primarily due to increases in current and savings account deposits. Current and savings account deposits increased due to ICICI Bank’s conscious strategy of increasing the share of low cost current and savings account deposits and re-balancing the funding mix. Our borrowings (including redeemable non-cumulative preference shares and subordinated debt) increased from Rs. 1,157.0 billion at year-end fiscal 2010 to Rs. 1,258.4 billion at year-end fiscal 2011. The increase in borrowings was primarily due to an increase in capital-eligible borrowings in the nature of subordinated debt and call and term borrowings. The Reserve Bank of India issued a guideline, effective April 1, 2010, requiring market repurchase transactions (previously accounted for as sale and repurchase) to be accounted as borrowings and lending.

The following table sets forth, at the dates indicated, the composition of deposits by type of deposit.

	At March 31,
	2009			2010			2011
	Amount		% to total	Amount		% to total	Amount		% to total
	(in billions, except percentages)
Current account deposits	Rs.	222.6	8.5%	Rs.	315.5	13.0%	Rs.	354.7	13.7%
Savings deposits		515.2	19.7		622.2	25.8		732.7	28.3
Time deposits		1,880.8	71.8		1,478.0	61.2		1,503.7	58.0
Total deposits	Rs.	2,618.6	100.0%	Rs.	2,415.7	100.0%	Rs.	2,591.1	100.0%

The following table sets forth, for the periods indicated, the average volume and average cost of deposits by type of deposit.

	Year ended March 31, (1)
	2009			2010			2011
	Amount		Cost(2)	Amount		Cost(2)	Amount		Amount		Cost(2)
	(in billions, except percentages)
Interest-bearing deposits:
Savings deposits	Rs.	532.7	3.8%	Rs.	554.4	2.8%	Rs.	648.0	US$	14.5	3.2%
Time deposits		1,854.5	8.7		1,656.6	7.3		1,531.8		34.4	6.1
Non-interest-bearing deposits:
Other demand deposits		190.5	—		194.6	—		234.4		5.3	—
Total deposits	Rs.	2,577.7	7.1%	Rs.	2,404.6	5.6%	Rs.	2,414.2	US$	54.2	4.7%

(1)
The average balances are based on daily average balances outstanding for ICICI Bank, except for the averages of foreign branches which were calculated on a monthly basis until October 31, 2010 and on a fortnightly basis thereafter and the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that fiscal year for subsidiaries.

(2)	Represents interest expense divided by the average balances.

Our average deposits in fiscal 2011 were Rs. 2,414.2 billion at an average cost of 4.7% compared to average deposits of Rs. 2,404.6 billion at an average cost of 5.6% in fiscal 2010. Our average time deposits in fiscal 2011 were Rs. 1,531.8 billion at an average cost of 6.1% compared to average time deposits of Rs. 1,656.6 billion at an average cost of 7.3% in fiscal 2010.The cost of new time deposits began increasing from the second half of fiscal 2011, the full impact of such increase will be seen in fiscal 2012. Our savings deposits include Hi-Save retail savings deposits accepted by ICICI Bank UK.

The following table sets forth, at the date indicated, the maturity profile of deposits by type of deposit.

	At March 31, 2011
	Up to one year		After one year and within three years		After three years		Total
	(in millions)
Interest-bearing deposits:
Savings deposits	Rs.	732,638	Rs.	–	Rs.	–	Rs.	732,638
Time deposits		1,109,713		341,810		52,185		1,503,708
Non-interest-bearing deposits:
Other demand deposits		354,714		–		–		354,714
Total deposits	Rs.	2,197,065	Rs.	341,810	Rs.	52,185	Rs.	2,591,060

The following table sets forth, for the periods indicated, average outstanding rupee borrowings and the percentage composition by category of borrowing. The average cost (interest expense divided by average balances) for each category of borrowings is provided in the footnotes.

	At March 31,(1)
	2009			2010			2011
	Amount		% to total	Amount		% to total	Amount		Amount		% to total
	(in millions, except percentages)
Statutory liquidity ratio bonds(2)	Rs.	13,426	2.6%	Rs.	10,311	1.6%	Rs.	6,343	US$	142	1.0%
Borrowings from Indian government(3)		1,360	0.3		909	0.1		527		12	0.1
Other borrowings(4),(5)		500,554	97.1		615,208	98.3		618,228		13,880	98.9
Total	Rs.	515,340	100.0%	Rs.	626,428	100.0%	Rs.	625,098	US$	14,034	100%

(1)
The average balances are based on daily average balances outstanding for ICICI Bank, except for the averages of foreign branches which were calculated on a monthly basis until October 31, 2010 and on a fortnightly basis thereafter and the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that fiscal year for subsidiaries.

(2)	With an average cost of 11.6% in fiscal 2009, 11.6% in fiscal 2010 and 11.7% in fiscal 2011.

(3)	With an average cost of 12.3% in fiscal 2009, 12.3% in fiscal 2010 and 12.2% in fiscal.2011.

(4)	With an average cost of 9.2% in fiscal 2009, 7.1% in fiscal 2010 and 8.7% in fiscal 2011.

(5)	Includes publicly and privately placed bonds, borrowings from institutions, inter-bank overnight borrowings and inter-corporate deposits.

The following table sets forth, at the date indicated, the maturity profile of our rupee term deposits of Rs. 10 million or more.

		At March 31,
		2010		2011			% of total deposits
		(in millions, except percentages)
Less than three months	Rs.	315,518	Rs.	255,801	US$	5,743	9.9%
Above three months and less than six months		147,594		126,847		2,848	4.9
Above six months and less than 12 months		208,404		268,092		6,019	10.3
More than 12 months		134,264		94,459		2,121	3.6
Total deposits of Rs. 10 million and more	Rs.	805,780	Rs.	745,199	US$	16,731	28.8%

The decrease in our rupee term deposits of Rs. 10 million or more from Rs. 805.8 billion at year-end fiscal 2010 to Rs. 745.2 billion at year-end fiscal 2011 was primarily due to ICICI Bank’s conscious strategy of reducing wholesale deposits.

The following table sets forth, at the dates indicated, certain information related to short-term rupee borrowings, which consist of borrowings from government-owned companies and inter-bank borrowings.

	At March 31, (1)
	2009		2010		2011
	(in millions, except percentages)
Year-end balance	Rs.	186,501	Rs.	103,302	Rs.	88,015
Average balance during the year (2)		158,519		132,352		144,882
Maximum quarter-end balance		211,919		217,208		103,693
Average interest rate during the year (3)		10.6%		6.7%		8.6%
Average interest rate at year-end (4)		7.9%		5.8%		8.6%

(1)	Short-term borrowings include borrowings in the call market and repurchase agreements.

(2)
Average of quarterly balances at the end of March of the previous fiscal year, June, September, December and March of that fiscal year for each of fiscal 2009 and 2010. For fiscal 2011, the average balances are the sum of the daily average balances outstanding for ICICI Bank and the average of quarterly balances outstanding at the end of March of pervious fiscal year and June, September, December and March of that fiscal year for subsidiaries and other consolidated entities.

(3)	Represents the ratio of interest expense on short-term borrowings to the average of quarterly balances of short-term borrowings.

(4)	Represents the weighted average rate of the short-term borrowings outstanding at fiscal year-end.

Our short term rupee borrowings decreased from Rs. 103.3 billion at year-end fiscal 2010 to Rs. 88.0 billion at year-end fiscal 2011 primarily due to a reduction in short-term borrowings from repurchase transactions.

The following table sets forth, for the periods indicated, the average outstanding volume of foreign currency borrowings based on quarterly balance sheets by source and the percentage composition by source. The average cost (interest expense divided by average of quarterly balances) for each source of borrowings is provided in the footnotes.
	For year ended March 31, (1)
	2009			2010			2011
	Amount		% to total	Amount		% to total	Amount		Amount		% to total
	(in millions, except percentages)
Bond borrowings (2)	Rs.	360,098	45.8%	Rs.	361,470	53.0%	Rs.	321,199	US$	7,211	47.0%
Other borrowings (3)		425,755	54.2		320,924	47.0		356,901		8,013	53.0
Total	Rs.	785,853	100.0%	Rs.	682,394	100.0%	Rs.	678,100	US$	15,225	100.0%

(1)
The average balances are based on daily average balances outstanding for ICICI Bank, except for the averages of foreign branches which were calculated on a monthly basis until October 31, 2010 and on a fortnightly basis thereafter and the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March that fiscal year for subsidiaries.

(2)	With an average cost of 5.2% in fiscal 2009, 5.2% in fiscal 2010 and 5.7% in fiscal 2011.

(3)	With an average cost 3.7% in fiscal 2009 and 2.7% in fiscal 2010 and 2.0% in fiscal 2011.

At year-end fiscal 2011, the outstanding capital instruments raised by us were Rs. 386.1 billion. The outstanding capital instruments include debt that is classified either as Tier I or Tier II capital in calculating the capital adequacy ratio in accordance with the Reserve Bank of India’s regulations on capital adequacy. See also “Supervision and Regulation—Reserve Bank of India Regulations”.

Risk Management

As a financial intermediary, we are exposed to risks that are particular to our lending, transaction banking and trading businesses and the environment within which we operate. Our goal in risk management is to ensure that we understand, measure, monitor and manage the various risks that arise and that the organization adheres to the policies and procedures, which are established to address these risks.

The key principles underlying the risk management framework at ICICI Bank are as follows:

•	The board of directors has oversight of all the risks assumed by the Bank.

•	Specific committees of the board have been constituted to facilitate focused oversight of various risks.

•
The Risk Committee reviews risk management policies in relation to various risks (including portfolio, liquidity, interest rate, operational, investment policies and strategy and regulatory and compliance issues in relation thereto), key risk indicators and risk profile templates (covering areas including credit risk, interest rate risk, liquidity risk, foreign exchange risk and operational risk) and the limits framework, including stress test limits for various risks. The Risk Committee also assesses the capital adequacy position of the Bank, based on the risk profile of our balance sheet and reviews the implementation status of Basel II norms. A calendar of reviews has been formulated including the activities mandated by the Risk Committee.

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

We are primarily exposed to credit risk, market risk, liquidity risk, operational risk and reputation risk. ICICI Bank has centralized groups, the Risk Management Group, the Compliance Group, the Corporate Legal Group, the Financial Crime Prevention and Reputation Risk Management Group and the Internal Audit Group with a mandate to identify, assess and monitor all of our principal risks in accordance with well-defined policies and procedures. In addition, the Credit and Treasury Middle Office Groups and the Operations Group monitor operational adherence to regulations, policies and internal approvals. The Risk Management Group is further organized into the Credit Risk Management Group, Market Risk Management Group and the Operational Risk Management Group. The Risk Management Group reports to the Executive Director and Chief Financial Officer. The Credit and Treasury Middle Office Groups and Operations Group report to an Executive Director. The Compliance Group and the Internal Audit Group report to the Audit Committee of the Board of Directors and the Managing Director and Chief Executive Officer. The Compliance and Internal Audit Groups have administrative reporting to the Executive Director and Chief Financial Officer. These groups are independent of the business units and coordinate with representatives of the business units to implement our risk management methodologies.

Credit Risk

Credit risk is the risk of loss that may occur from the failure of any party to abide by the terms and conditions of any financial contract, principally the failure to make required payments of loans due to us. In its lending operations, ICICI Bank is principally exposed to credit risk.

All credit risk related aspects are governed by the Credit and Recovery Policy (Credit Policy) approved by the board of directors. The Credit Policy outlines the type of products that can be offered, customer categories, the targeted customer profile and the credit approval process and limits. ICICI Bank measures, monitors and manages credit risk at an individual borrower level and at the portfolio level, for non-retail borrowers. It has a structured and standardized credit approval process, which includes a well-established procedure of comprehensive credit appraisal. The Country Risk Management Policy addresses the recognition, measurement, monitoring and reporting of country risk.

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

The Bank has established several levels of credit approval authorities for its corporate banking activities - the Credit Committee, the Committee of Executive Directors, the Committee of Senior Management, the Committee of Executives and the Regional Committee. For certain exposures to small and medium enterprises and rural and agricultural loans under programs, separate forums have been established for approval. These forums sanction programs formulated on a cluster-based approach wherein a lending program is implemented for a homogeneous group of individuals or business entities that comply with certain norms. To be eligible for funding under the programs, borrowers need to meet the stipulated credit norms and obtain a minimum score on the scoring model. ICICI Bank has incorporated control norms, borrower approval norms and review triggers in all such programs.

Risk Monitoring

We ensure effective monitoring of credit facilities through a risk-based asset review framework under which the frequency of asset review is higher for cases with higher outstanding balances and/or lower credit ratings. For corporate, small enterprises and agri-business related borrowers, the Credit Middle Office Group verifies adherence to the terms of the credit approval prior to commitment and disbursement of credit facilities. Further details about our risk monitoring procedures for all categories of exposures are described below.

Corporate Credit Risk

All credit proposals (other than retail products, program lending, score card-based lending to small and medium enterprises and agri-businesses and certain other specified products) are rated internally by Credit Risk Management Group, prior to approval by the appropriate forum.

The Credit Risk Management Group rates proposals, carries out industry analysis, tracks the quality of the credit portfolio and reports periodically to the Credit Committee and the Risk Committee. For non-retail exposures, the Credit Middle Office Group verifies adherence to the terms of the approval prior to the commitment and disbursement of credit facilities. The Bank also manages credit risk through various limit structures, which are in line with the Reserve Bank of India’s prudential guidelines. The Bank has set up various exposure limits, including the single borrower exposure limit, the group borrower exposure limit, the industry exposure limit, the unsecured exposure limit, the long tenor exposure limit and limits on exposure to sensitive sectors such as capital markets, non-banking finance companies and real estate. Rating based limits on incremental sanctions have been also put in place.

Retail Credit Risk

Independent groups and sub-groups have been constituted across ICICI Bank to facilitate the independent evaluation, monitoring and reporting of risks. These control groups function independently of the business groups.

The sourcing and approval of retail credit exposures are segregated to achieve independence. The Credit Risk Management Group, Retail Strategy and Policy Group and credit teams are assigned complementary roles for effective credit risk management.

The Credit Risk Management Group oversees the credit risk issues for retail assets including vetting of all credit policies/operating notes proposed for approval by the Board or forums authorized by the Board. The group is involved in portfolio monitoring of all retail assets and suggesting and implementing policy changes. Independent units within retail banking, focus on customer-segment specific strategies, policy formulation, portfolio tracking and monitoring, analytics, score card development and database management. The credit team, which is independent from the business unit, oversees the underwriting function and is organized geographically to support the retail sales and service structure.

The Bank’s credit officers evaluate credit proposals on the basis of the operating notes approved by the Committee of Executive Directors and the risk assessment criteria defined by the Credit Risk Management Group.

Credit Risk Assessment Procedures for Corporate Loans

ICICI Bank currently has an established credit analysis procedure leading to appropriate identification of credit risk both at the individual borrower and the portfolio level. Appropriate appraisal and credit rating methodologies have been established for various types of products and businesses. Internal credit rating practices have been internalized in the Bank and are actively used for decision making over the entire credit process in the corporate portfolio. The methodology involves assessment of quantitative and qualitative parameters. For example, for any large corporate, the rating methodology entails a comprehensive evaluation of the industry, borrower’s business position in the industry (benchmarking), financial position and projections, quality of management, impact of projects being undertaken by the borrower and structure of the transaction. The credit rating process has been certified as being compliant with ISO 9001:2008 quality management system requirements.

Borrower risk is evaluated by considering:

•	the risks and prospects associated with the industry in which the borrower is operating (industry risk);

•
the financial position of the borrower by analyzing the quality of its financial statements, its past financial performance, its financial flexibility in terms of ability to raise capital and its cash flow adequacy (financial risk);

•	the borrower’s relative market position and operating efficiency (business risk);

•	the quality of management by analyzing their track record, payment record and financial conservatism (management risk); and

•
the risks with respect to specific projects, both pre-implementation, such as construction risk and funding risk, as well as post-implementation risks such as industry, business, financial and management risks related to the project (project risk).

After conducting an analysis of a specific borrower’s risk, the Credit Risk Management Group assigns a credit rating to the borrower. ICICI Bank has a scale of twelve ratings ranging from AAA to B, an additional default rating of D and short-term ratings from S1 to S8. A borrower’s credit rating is a critical input for the credit approval process. The borrower’s credit rating and the default pattern corresponding to that credit rating, forms an important input in the risk-based pricing framework of the Bank. Every proposal for a financing facility is prepared by the relevant business unit and reviewed by the Credit Risk Management Group before being submitted for approval to the appropriate approval authority. The approval process for non-fund facilities is similar to that for fund-based facilities. The credit rating for every borrower is reviewed periodically. The Bank also reviews the ratings of all its borrowers in a particular industry upon the occurrence of any significant event impacting that industry.

On our current rating scale, ratings of below BBB- (i.e., BB and B ratings) are considered to be relatively high-risk categories. The current credit policy of the Bank does not expressly provide a minimum rating required for a borrower to be considered for a loan. All corporate loan proposals with an internal rating of below BBB- are sent to our Credit Committee for its approval, which is constituted with a majority of non-executive directors.

The following table sets forth a description of our internal rating grades:

Grade	Definition
Investment grade (Internal ratings of BBB- and above)	Entities/obligations are judged to offer moderate to high safety with regard to timely payment of financial obligations.
Non-investment grade (Internal ratings of below BBB-)
Entities/obligations are judged to carry inadequate safety with regard to timely payment of financial obligations. An adverse change in circumstances is likely to lead to inadequate capacity to make payment on financial obligations.

At year-end fiscal 2011, our net non-investment grade loans constituted about 9% of our total net loans.

Working capital loans are generally approved for a period of 12 months. At the end of the 12 month validity period, ICICI Bank reviews the loan arrangement and the credit rating of the borrower and makes a decision on whether to continue with the arrangement or make changes in the loan covenants as necessary.

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

ICICI Bank’s project finance loans are generally fully secured and have full recourse to the borrower. In most cases, ICICI Bank has a security interest and first lien on all the fixed assets. Security interests typically include property, plant and equipment as well as other tangible assets of the borrower, both present and future. ICICI Bank’s borrowers are required to maintain comprehensive insurance on their assets where ICICI Bank is recognized as payee in the event of loss. In some cases, ICICI Bank also takes additional credit comforts such as corporate or personal guarantees from one or more sponsors of the project or a pledge of the sponsors’ equity holding in the project company. In certain industry segments, ICICI Bank also takes security interest in relevant project contracts such as concession agreements, off-take agreements and construction contracts as part of the security package.

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

Corporate Finance Procedures

As part of the corporate loan approval procedures, ICICI Bank carries out a detailed analysis of funding requirements, including normal capital expenses, long-term working capital requirements and temporary imbalances in liquidity. ICICI Bank’s funding of long-term core working capital requirements is assessed on the basis, among other things, of the borrower’s present and proposed level of inventory and receivables. In case of corporate loans for other funding requirements, ICICI Bank undertakes a detailed review of those requirements and an analysis of cash flows. A substantial portion of ICICI Bank’s corporate finance loans are secured by a lien over appropriate assets of the borrower. Corporate finance and project finance loans are typically secured by a first charge on fixed assets, which normally consist of property, plant and equipment. We may also take as security a pledge of financial assets, such as marketable securities, and obtain corporate guarantees and personal guarantees wherever appropriate. In certain cases, the terms of financing include covenants relating to sponsors’ shareholding in the borrower and restrictions on the sponsors’ ability to sell all or part of their shareholding.

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

Working Capital Finance Procedures

ICICI Bank carries out a detailed analysis of borrowers’ working capital requirements. Credit limits are established in accordance with the credit approval authorization approved by the Bank’s board of directors. Once credit limits are approved, ICICI Bank calculates the amounts that can be lent on the basis of monthly statements provided by the borrower and the margins stipulated. Quarterly information statements are also obtained from borrowers to monitor the performance on a regular basis. Monthly cash flow statements are obtained where considered necessary. Any irregularity in the conduct of the account is reported to the appropriate authority on a monthly basis. Credit limits are reviewed on a periodic basis.

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

In respect of retail loans, the Bank’s credit officers evaluate credit proposals on the basis of the operating notes approved by the Committee of Executive Directors and the risk assessment criteria defined by the Credit Risk Management Group. These criteria vary across product segments but typically include factors such as the borrower’s income, the loan-to-value ratio and demographic parameters. External agencies such as field investigation agencies facilitate a comprehensive due diligence process including visits to offices and homes in the case of loans made to individual borrowers. In making its credit decisions, ICICI Bank draws upon a centralized delinquent database and reports from the Credit Information Bureau (India) Limited to review the borrower’s profile. For mortgage loans, a valuation agency or an in-house technical team carries out the technical valuations. In the case of credit cards, in order to limit the scope of individual discretion, ICICI Bank has implemented a credit-scoring program that is an automated credit approval system that assigns a credit score to each applicant based on certain demographic attributes like income, educational background and age. The credit score then forms one of the criteria for loan evaluation.

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

Small Enterprises Loan Procedures

ICICI Bank finances small enterprises, which include individual cases and financing dealers and vendors of companies by implementing structures to enhance the base credit quality of the vendor/dealer. Small enterprise credit also includes financing extended directly to small enterprises as well as financing extended on a cluster-based approach in which credit is extended to a group of small enterprises that have a homogeneous profile, such as apparel manufacturers and manufacturers of pharmaceuticals. The risk assessment of such a cluster involves the identification of appropriate credit norms for target market, the use of scoring models for enterprises that satisfy these norms and a comprehensive appraisal of those enterprises which are awarded a minimum required score in the scoring model. A detailed appraisal is performed based on the financial as well as non-financial parameters to identify the funding needs of the enterprise in all the cases. There are appropriate credit structures built in based on the assessment of each case. The group also finances small businesses based on analysis of the business and financials. The assessment includes a scoring model with minimum score requirement before appraisal of these enterprises are conducted.

ICICI Bank’s small enterprise portfolio also finances small and medium enterprises, dealers and vendors linked to these entities by implementing structures to enhance the base credit quality of the vendor/dealer. The process involves an analysis of the base credit quality of the vendor/dealer pool and an analysis of the linkages that exist between the vendor/dealer and the company.

The risk management policy also includes setting up of portfolio control norms, continuous monitoring renewal norms as well as stringent review and exit triggers to be followed while financing such clusters or communities.

Rural and Agricultural Loan Procedures

The rural and agricultural loan portfolio is composed of corporations in the rural sector, small and medium enterprises in the rural sector, dealers and vendors linked to these entities and farmers. ICICI Bank seeks to adopt appropriate risk assessment methodologies for each of the segments. For corporations, borrower risk is evaluated by analyzing the industry risk, the borrower’s market position, financial performance, cash flow adequacy and the quality of management. The credit risk of dealers, vendors and farmers is evaluated by analyzing the base credit quality of the borrowers or the pool and also the linkages between the borrowers and the companies to which the dealers, vendors or farmers are supplying their produce. We attempt to enhance the credit quality of the pool of dealers, vendors and farmers by strengthening the structure of the transaction.

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

ICICI Bank’s rural initiative may create additional challenges with respect to managing the risk of frauds and credit monitoring due to the increased geographical dispersion and use of intermediaries. ICICI Bank has put in place control structure and risk management framework to mitigate the related risk. See also “Risk Factors—Risks Relating to Our Business—Entry into new businesses or expansions of existing businesses may expose us to increased risks that may adversely affect our business.”

Portfolio Review

An analysis of our portfolio composition based on our internal rating is carried out and is submitted to the Risk Committee of the Board on a quarterly basis. This facilitates the identification and analysis of trends in the portfolio credit risk.

The Credit Committee of the Bank, apart from approving proposals, regularly reviews the credit quality of the portfolio and various sub-portfolios, cases that need special attention and movement in the non-performing assets portfolio. A detailed calendar of reviews is formulated by the Credit Committee. The review calendar is comprehensive covering ICICI Bank’s exposure to particular industries and the outlook for those industries, analysis of non-performing loans, accounts under watch, overdue loans, incremental approvals and specific review of each portfolio. A summary of the reviews carried out by the Credit Committee is submitted to the Board for its information.

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

Market Risk Management Procedures

Market risk policies include the Investment Policy and the Asset Liability Management Policy. The policies are approved by the board of directors. The Asset Liability Management Committee stipulates liquidity and interest rate risk limits, monitors adherence to limits, articulates the organization’s interest rate view and determines the strategy in light of the current and expected environment. The framework for implementing strategy is articulated in the Asset Liability Management Policy. The Investment Policy addresses issues related to investments in various trading products. The policies are designed to ensure that operations in the securities and foreign exchange and derivatives areas are conducted in accordance with sound and acceptable business practices and are as per current regulatory guidelines, laws governing transactions in financial securities and the financial environment. The policies contain the limit structures that govern transactions in financial instruments. The Board has authorized the Asset Liability Management Committee and Committee of Executive Directors (Borrowing, Treasury and Investment Operations) to grant approvals related to treasury activities, within the broad parameters laid down by policies approved by the Board.

The Asset Liability Management Committee meets periodically and reviews the positions in domestic trading groups, international branches and banking subsidiaries, interest rate and liquidity gap positions on the banking book, formulates a view on interest rates, sets deposit and benchmark lending rates, reviews the business profile and its impact on Asset Liability Management and determines the Asset Liability Management strategy, as deemed fit, in light of the current and expected business environment.

The Market Risk Management Group is responsible for the identification, assessment and mitigation of risk. Risk limits including position limits and stop loss limits are monitored on a daily basis by the Treasury Middle Office Group and reviewed periodically. Foreign exchange risk is monitored through the net overnight open foreign exchange limit. Interest rate risk is measured through the use of repricing gap analysis and duration analysis. ICICI Bank prepares interest rate risk reports on a fortnightly basis. Interest rate risk is further monitored through interest rate risk limits approved by the Asset Liability Management Committee.

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

Our primary source of funding is deposits and, to a smaller extent, borrowings. In the rupee market, most of our deposit taking is at fixed rates of interest for fixed periods, except for savings account deposits and current account deposits, which do not have any specified maturity and can be withdrawn on demand. We usually borrow for a fixed period with a one-time repayment on maturity, with some borrowings having European call/put options, exercisable only on specified dates, attached to them. However, we have a mix of floating and fixed interest rate assets. Our loans are generally repaid gradually, with principal repayments being made over the life of the loan. Our housing loans at year-end fiscal 2011 were primarily floating rate loans where any change in the benchmark rate with reference to which these loans are priced, is generally passed on to the borrower on the first day of the succeeding quarter or succeeding month, as applicable. Since January 1, 2004, we have used a single benchmark prime lending rate structure for all loans other than specific categories of loans advised by the Indian Banks’ Association. Effective July 1, 2010, as required by the Reserve Bank of India, our new loans are priced with reference to a base rate, called the ICICI Bank Base Rate. The Asset Liability Management Committee sets the ICICI Bank Base Rate based on the cost of funds, cost of operations and credit charge. Pricing for all fresh approvals and renewal of facilities is linked to the ICICI Bank Base Rate. The lending rates comprise the ICICI Bank Base Rate, term premium and transaction-specific credit and other charges. As specified by the Reserve Bank of India, the lending rates for loans and advances are not permitted to be lower than the ICICI Bank Base Rate, except in the categories of loans specified by the Reserve Bank of India from time to time. As prescribed in the guidelines the existing borrowers have an option for migration to the base rate mechanism. Existing loans, other than cases where the borrower migrates to base rate, would continue to be linked to a benchmark as stipulated in the existing loan agreements. We generally seek to eliminate interest rate risk on undisbursed commitments by fixing interest rates on rupee loans at the time of loan disbursement. Pursuant to regulatory reserve requirements, we maintain a large part of our assets in government of India securities and in interest-free balances with the Reserve Bank of India, which are funded mainly by wholesale deposits and borrowings. This exposes us to the risk of differential movement in the yield earned on statutory reserves and the related funding cost.

Almost all our foreign currency loans are floating rate loans. These loans are generally funded with floating rate foreign currency funds in the case of our international branches. We generally convert all our foreign currency borrowings into floating rate dollar liabilities through the use of interest rate and currency swaps with leading international banks. Our overseas subsidiaries in the UK and Canada have fixed rate retail term deposits as their prime funding sources, which reprice slowly, compared to their assets. We use the duration of our government securities portfolio as a key variable for interest rate risk management. We increase or decrease the duration of our government securities portfolio to increase or decrease our interest rate risk exposure. In addition, we also use interest rate derivatives to manage asset and liability positions. We are an active participant in the interest rate swap market and are one of the largest counterparties in India.

For a discussion of our vulnerability to interest rate risk, see “Risk Factors—Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance” and “Risk Factors—Risks Relating to Our Business—Our inability to effectively manage credit, market and liquidity risk and inaccuracy of our valuation models and accounting estimates may have an adverse effect on our earnings, capitalization, credit ratings and cost of funds”.

The following table sets forth, at the date indicated, our asset-liability gap position.

		At March 31, 2011(1)

		Less than or equal to one year		Greater than one year and up to five years		Greater than five years		Total
		(in millions)
Loans, net	Rs.	2,054,493	Rs.	364,461	Rs.	141,239	Rs.	2,560,193
Investments		541,317		506,792		1,048,418		2,096,527
Fixed assets		142		2,503		52,251		54,896
Other assets(2)		144,321		3,083		478,659		626,063
Total assets		2,740,273		876,839		1,720,567		5,337,679
Stockholders’ equity and preference share capital		-		-		553,025		553,025
Borrowings		642,878		244,758		370,753		1,258,389
Deposits		1,874,389		364,843		351,828		2,591,060
Other liabilities(2)		-		-		935,205		935,205
Total liabilities		2,517,267		609,601		2,210,811		5,337,679
Total gap before risk management positions		223,006		267,238		(490,244)		-
Risk management positions(3)		(230,307)		138,599		101,363		9,655
Total gap after risk management positions	Rs.	(7,301)	Rs.	405,837	Rs.	(388,881)	Rs.	9,655

(1)
Assets and liabilities are classified into the applicable categories based on residual maturity or re-pricing whichever is earlier. Classification methodologies are generally based on Asset Liability Management Guidelines issued by the Reserve Bank of India, effective April 1, 1999 and as revised time to time and pre-payment assumptions applied, based on behavioral studies done. Items that neither mature nor re-price are included in the “greater than five years” category. This includes equity share capital and a substantial part of fixed assets. Impaired loans are classified in “greater than one year and up to five years” and  “greater than five years” categories based on their classification, as per local regulators norms of the entities.

(2)	The categorization for these items is different from that reported in the financial statements.

(3)	The risk management positions comprise foreign currency and rupee swaps.

The following table sets forth, at the date indicated, the amount of our loans with residual maturities greater than one year that had fixed and variable interest rates.

	At March 31, 2011
	Fixed rate loans		Variable rate loans		Total
	(in millions)
Loans	Rs.	406,240	Rs.	1,406,451	Rs.	1,812,691

The following table sets forth, using the balance sheet at year-end fiscal 2011 as the base, one possible prediction of the impact of adverse changes in interest rates on net interest income for fiscal 2012, assuming a parallel shift in the yield curve at year-end fiscal 2011.

	At March 31, 2011
	Change in interest rates (in basis points)
		(100)		(50)		50		100
	(in millions)
Rupee portfolio	Rs.	(236)	Rs.	(118)	Rs.	118	Rs.	236
Foreign currency portfolio		(1,438)		(719)		719		1,438
Total	Rs.	(1,674)	Rs.	(837)	Rs.	837	Rs.	1,674

Based on our asset and liability position at year-end fiscal 2011, the sensitivity model shows that net interest income from the banking book for fiscal 2012 would rise by Rs. 1,674 million if interest rates increased by 100 basis points during fiscal 2012. Conversely, the sensitivity model shows that if interest rates decreased by 100 basis points during fiscal 2012, net interest income for fiscal 2012 would fall by an equivalent amount of Rs. 1,674 million. Based on our asset and liability position at year-end fiscal 2010, the sensitivity model shows that net interest income from the banking book for fiscal 2011 would rise by Rs. 2.3 billion if interest rates increased by 100 basis points during fiscal 2011. Conversely, the sensitivity model shows that if interest rates decreased by 100 basis points during fiscal 2011, net interest income for fiscal 2011 would fall by an equivalent amount of Rs. 2.3 billion.

Sensitivity analysis, which is based upon static interest rate risk profile of assets and liabilities, is used for risk management purposes only and the model above assumes that during the course of the year no other changes are made in the respective portfolios. Actual changes in net interest income will vary from the model.

Price Risk (Trading book)

We undertake trading activities to enhance earnings through trading for our own account. ICICI Securities Primary Dealership is a primary dealer in government of India securities.

The following table sets forth, using the fixed income portfolio at year-end fiscal 2011 as the base, one possible prediction of the impact of changes in interest rates on the value of our rupee fixed income trading portfolio for fiscal 2011, assuming a parallel shift in yield curve.

	At March 31, 2011
	Change in interest rates (in basis points)
	Portfolio Size			(100)		(50)		50		100
	(in millions)
Government of India securities	Rs.	39,152	Rs.	910	Rs.	451	Rs.	(451)	Rs.	(910)
Corporate debt securities		109,134		738		366		(366)		(738)
Total	Rs.	148,286	Rs.	1,648	Rs.	817	Rs.	(817)	Rs.	(1,648)

At year-end fiscal 2011, the total value of our rupee fixed income trading portfolio was Rs. 148.3 billion. The sensitivity model shows that if interest rates increase by 100 basis points during fiscal 2012, the value of this portfolio would fall by Rs. 1.6 billion. Conversely, if interest rates fell by 100 basis points during fiscal 2012, the value of this portfolio would rise by Rs. 1.6 billion. At year-end fiscal 2010, the total value of our rupee fixed income trading portfolio was Rs. 83.2 billion. If interest rates had increased by 100 basis points during fiscal 2011, the value of this portfolio would have fallen by Rs. 1.0 billion. Conversely, if interest rates had fallen by 100 basis points during fiscal 2011, the value of this portfolio would have risen by Rs. 1.0 billion.

At year-end fiscal 2011, the total outstanding notional principal amount of our trading interest rate derivatives portfolio was Rs. 4,757.0 billion compared to Rs. 3,975.5 billion at year-end fiscal 2010. The sensitivity model shows that if interest rates increase by 100 basis points, the value of this portfolio would rise by Rs. 3.0 billion. At year-end fiscal 2011, the total outstanding notional principal amount of our trading currency derivatives (options and cross currency interest rate swaps) portfolio was Rs. 1,284.8 billion compared to Rs. 1,109.2 billion at year-end fiscal 2010. The sensitivity model shows that if interest rates increase by 100 basis points, the value of this cross currency interest rate swaps portfolio would fall by Rs. 0.9 billion.

Equity Risk

We assume equity risk both as part of our investment book and our trading book. At year-end fiscal 2011, we had a total equity investment portfolio of Rs. 32.7 billion. In the investment book, investments in equity shares and preference shares are essentially long-term in nature. For further information on our trading and available-for-sale investments, see “—Overview of Our Products and Services—Investment Banking—Treasury.”

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

Equity risk in the trading portfolio is controlled through Value-at-Risk (VaR) and stop loss limits as stipulated in the investment policy.

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

As per Reserve Bank of India guidelines issued in August 2011, for a derivatives contract where a crystallized receivable is overdue for more than 90 days, in addition to reversing crystallized receivable through our profit and loss account, any other positive mark-to-market on derivative contracts for such customer is also required to be reversed through our profit and loss account. Further, if any credit facility is overdue for more than 90 days, any crystallized receivable and positive mark-to-market on derivative contracts for such customer is also required to be reversed through our profit and loss account. The guidelines also disallow netting of receivables and payables from/to the same counterparty.

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

The Bank manages liquidity risk in accordance with its Asset Liability Management Policy. This policy is framed as per the current regulatory guidelines and is approved by the board of directors. The Asset Liability Management Policy is reviewed periodically to incorporate changes as required by regulatory stipulation or to realign the policy with changes in the economic landscape. The Asset Liability Management Committee of the Bank formulates and reviews strategies and provides guidance for management of liquidity risk within the framework laid out in the Asset Liability Management Policy. The Asset Liability Management Committee constitution comprises whole-time directors, Presidents, Senior General Managers in charge of Risk and Treasury and Deputy Chief Financial Officer and heads of business groups. The Risk Committee of the Board, a Board Committee, has oversight of the Asset Liability Management Committee.

The Bank uses various tools for the measurement of liquidity risk including the statement of structural liquidity, dynamic liquidity gap statements, liquidity ratios and stress testing through scenario analysis. The statement of structural liquidity is used as a standard tool for measuring and managing net funding requirements and the assessment of a surplus or shortfall of funds in various maturity buckets in the future. The cash flows pertaining to various assets, liabilities and off-balance sheet items are placed in different time buckets based on their contractual or behavioral maturity. The statement of structural liquidity is prepared periodically for the domestic and international operations of the Bank and the utilization against gap limits for various time buckets laid down for each bucket are reviewed by the Asset Liability Management Committee.

The Bank also prepares dynamic liquidity statements, which in addition to scheduled cash flows, also consider the liquidity requirements pertaining to incremental business and the funding thereof. The dynamic liquidity statements are prepared in close coordination with the business groups, and cash flow projections based on the statements are periodically presented to the Asset Liability Management Committee. As a part of the stock and flow approach, the Bank also monitors various liquidity ratios, and limits are laid down for these ratios in the Asset Liability Management Policy.

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

For domestic operations, the Bank also has the option of managing liquidity by borrowing in the inter-bank market on a short-term basis. The overnight market, which is a significant part of the inter-bank market, is susceptible to volatile interest rates. To limit the reliance on such volatile funding, the Asset Liability Management Policy stipulates stringent limits for borrowing and lending in the inter-bank market. The Bank also has access to refinancing facilities extended by the Reserve Bank of India and other financial institutions against refinance eligible assets.

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

We maintain prudential levels of liquid assets in the form of cash, balances with the central bank and government securities, money market and other fixed income securities. Currently, as stipulated by the regulator, banks in India are required to maintain their statutory liquidity ratio at a level of 24% of net demand and time liabilities in India and their cash reserve ratio at a level of 6.0% of net demand and time liabilities in India. The Bank generally holds additional securities over and above the stipulated level. During the fortnight ended on August 12, 2011, the Bank maintained an average daily cash reserve of Rs. 163.4 billion with the Reserve Bank of India, which was 6.1% of net demand and time liabilities and average statutory liquidity investments of Rs. 733.6 billion.

Further, the Bank has a board approved liquidity stress testing framework, under which the Bank estimates its liquidity position under a range of stress scenarios. These scenarios cover bank specific and market-wide stress situations and have been separately designed for the domestic and international operations of the Bank. The potential impact on profit of meeting the stress outflows under these scenarios is measured and is subject to a stress tolerance limit specified by the board of directors. The results of liquidity stress testing are reported to the Asset Liability Management Committee on a monthly basis.

The Risk Committee of the board has further approved a Liquidity Contingency Plan which lays down a framework for ongoing monitoring of potential liquidity contingencies and an action plan to meet such contingencies. The Liquidity Contingency Plan lays down several liquidity indicators, which are monitored on a weekly basis and defines the protocol and responsibilities of various teams in the event of a liquidity contingency.

Similar frameworks to manage liquidity risk have been established at each of the overseas banking subsidiaries of the Bank addressing the risks they run and host country regulatory requirements as applicable. Our subsidiaries continue to be funded primarily out of term deposits, which are of tenors of one year and above and raised from their respective local markets. Our subsidiary in the United Kingdom offers an Internet-based online savings deposit product to depositors. The total amount of such deposits at year-end fiscal 2011 was US$ 852 million. These deposits are payable on demand. At present, these deposits are classified as outflow in the less than eight days liquidity bucket as required by the Financial Services Authority of the United Kingdom under current regulations. We deploy these funds in a portfolio of short-term money market placements and marketable securities. We may face liquidity risk in case of high volumes of deposit withdrawals.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Our rapid growth over the last few years both internationally and in India exposes us to high   operational risk. Operational risk includes legal risk but excludes strategic and reputational risks. Legal risk includes, but is not limited to, exposure to fines, penalties or punitive damages resulting from supervisory actions, as well as private settlements. For a discussion on our vulnerability to operational risk, see “Risk Factors—Risks Relating to Our Business—There is operational risk associated with financial industries which, when realized, may have an adverse impact on our business”.

The management of operational risk is governed by the Operational Risk Management Policy approved by the board of directors. The policy is applicable across the Bank including overseas branches, ensuring a clear accountability and responsibility for management and mitigation of operational risk, developing a common understanding of operational risk and helping the business and operation groups units to improve internal controls, thereby reducing the probability and potential impact of losses from operational risks while meeting regulatory requirements. Operational risk can result from a variety of factors, including failure to obtain proper internal authorizations, improperly documented transactions, failure of operational and information security procedures, computer systems, software or equipment, fraud, inadequate training and employee errors. Operational risk is sought to be mitigated by maintaining a comprehensive system of internal controls, establishing systems and procedures to monitor transactions, maintaining key back-up procedures and undertaking regular contingency planning.

In each of the banking subsidiaries, local management is responsible for implementing operational risk management framework through the operational risk management policy approved by their respective boards.

Operational Controls and Procedures in Branches

The Bank has put in place comprehensive operating manuals detailing procedures for the processing of various banking transactions. Amendments to these manuals are implemented through circulars, which are accessible to our branch employees on the intranet of the Bank. In addition, our branches are supported by product, marketing, audit and compliance teams. Our core banking application software has multiple security features to protect the integrity of applications and data.

Transactions relating to customer accounts are processed based on built-in system checks and authorization procedures. Cash transactions over a specified limit are subjected to enhanced scrutiny to avoid potential money laundering.

Operational Controls and Procedures for Internet Banking

The Bank has put in place controls for transactions through internet banking including two levels of passwords. In addition to this, grid level authentication (a grid is a unique set of numbers printed on the debit card) is also required. Additionally, a one time password is sent to the customer’s registered mobile number for addition of payee for fund transfers. Internet transactions using credit cards require additional password-based authentication besides other authentications present on the card. Text message alerts are also sent to the customer for internet-based transactions beyond a threshold level. To prevent phishing and internet related fraud, the Bank also regularly communicates with customers. The internet banking infrastructure is secured through the multi layer information security controls, including firewalls, intrusion prevention systems and network level access controls. These are supplemented by periodic penetration tests, vulnerability assessments and continuous security incident monitoring of internet banking servers.

Operational Controls and Procedures in Regional Processing Centers and Central Processing Center

The Bank has centralized operations at 44 regional processing centers located at various cities across the country. These regional processing centers engage in activities like processing clearing checks and inter-branch transactions, outstation check collections, and engage in back-office activities for account opening, renewal of deposits and salary transaction processing of corporations. There are currency chests located at 35 locations in various cities across India, which cater to the cash requirements of branches and ATMs.

Our central processing centers, two located in Mumbai and one in Hyderabad, process the transactions on a nation-wide basis for the issuance of debit cards, mailing of personal identification numbers, reconciliation of ATM transactions, issuance of passwords to internet banking customers and internet banking bill payments and processing of credit card transactions. Centralized processing has also been extended to activities like issuance of personalized check books and activation of new account opened.

Operational Controls and Procedures in Treasury

The Bank has put in place a comprehensive internal control structure with respect to its treasury operations. The control measures include the segregation of duties between treasury front-office and treasury middle office, elaborate automated control procedures, continuous monitoring procedures through detailed reporting statements, and a well defined code of conduct for dealers. The Bank has also set up limits in respect of treasury operations including deal-wise limits and product-wise limits. In order to mitigate the potential mis-selling risks, if any, a labeling policy has been implemented. Similarly in order to mitigate potential contractual risks, if any, negotiations for deals are recorded on a voice recording system. All key processes in treasury operations are documented and approved by the Bank’s Product and Process Approval Committee. Some of the control measures include deal validation, independent confirmation, documentation, limits monitoring, treasury accounting, settlement, reconciliation and regulatory compliance. Middle office group reviews the unconfirmed, unsettled deals if any, on a regular basis and follows up for timely confirmation or settlement. There is a mechanism of escalation to senior management in case of delays in settlement or confirmation beyond a time period. In addition to the above, concurrent and internal audits are also there in respect of treasury operations. The control structure in our treasury operations is designed to minimize errors, prevent potential frauds and provide early-warning signals.

Operational Controls and Procedures in Retail Asset Operations

Retail asset operations comprise, decentralized retail asset operations and central asset operations. Activities of decentralized operations include disbursement and regular banking activities. Decentralized retail asset operations support operations relating to retail asset products across the country. Disbursements are done through automated processes like fund transfers through the National Electronic Funds Transfer system, Real Time Gross Settlement system with sufficient internal checks and controls. No single team has the full authority to complete a transaction and carry out financial reconciliation. An independent team conducts regular banking activity, reconciliation and publishes management reports to the senior management.

The central asset operations unit is located in Mumbai while regional operations units are located at Delhi, Hyderabad and Chennai. These central and regional units support operations relating to retail asset products across the country. The central asset operations unit carries out activities like loan accounts maintenance, accounting and reconciliation, payouts and repayment management activities for all retail asset products.

Operational Controls and Procedures for Corporate Banking

Corporate banking is organized into a zonal structure. The front office is responsible for sourcing clients and performing a credit analysis of the proposal. The credit risk is independently evaluated by the Risk Management Group. Operations regarding corporate banking products and services are supported by middle office and back office with well defined process ownership. The key processes and their ownership are documented through process notes which are reviewed periodically. The middle office conducts verification and scrutiny of the documents and memos to ensure mitigation of post-approval risks. It also monitors adherence to the terms of approval by periodically publishing compliance monitoring reports. The back office in corporate operations is comprised of units responsible for the execution of trade finance, cash management and general banking transactions based on the requests and instructions initiated through channels including branches.

Operational Controls and Procedures for Commercial Banking

Commercial Banking products and services are offered through identified mega and retail branches, which are spread across all major business centers throughout the country. The mega branches are led by senior branch heads, who are experienced commercial bankers. The transactions initiated at the mega branches are processed by independent and centralized operation units responsible for the execution of trade finance, cash management and general banking transactions.

Operational Controls and Procedures in Rural Loan Operations

Operational controls and procedures for corporate customers in rural and agricultural banking are similar to those of other corporate customers. For other loans, duly approved disbursement requests are submitted to local operations teams where they are checked for completeness and tallied with the terms of approval, before loans are disbursed. Account reconciliation and other monitoring activities are conducted centrally by an independent team.

Anti-Money Laundering Controls

We have taken several initiatives to implement the Know Your Customer /Anti-money Laundering /Combating of Financing of Terrorism guidelines issued by the Reserve Bank of India and the rules notified under Prevention of Money Laundering Act, 2002.

These initiatives include formulation of a Group Anti-money Laundering Policy with the approval of the board of directors of the Bank which also covers our overseas branches/subsidiaries, oversight by the Audit Committee on the implementation of the Anti-Money Laundering framework, appointment of a senior level officer as Money Laundering Reporting Officer who has the day-to-day responsibility for implementation of the anti-money laundering framework, implementation of adequate Know Your Customer procedures based on risk categorization of customer segments, screening of names of customers with negative lists issued by the regulators and customer risk categorization for classifying the customers into high, medium and low risk segments. The Know Your Customer procedures are based on basic due diligence for low risk customers, enhanced due diligence for high risk customers and simplified due diligence for small deposit accounts in terms of the Reserve Bank of India guidelines.

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

Audit

The Internal Audit Group provides independent, objective assurance on the effectiveness of internal controls, risk management and corporate governance and suggests improvements. It helps us accomplish our objectives by evaluating and improving the effectiveness of risk management, internal controls and governance processes, through a systematic and disciplined approach. The Internal Audit Group acts as an independent entity and reports to the Audit Committee of the Board.

The Internal Audit Group maintains staff with sufficient knowledge, skills, experience and professional certifications. It deploys audit resources with expertise in audit execution and adequate understanding of business activities. The processes within Internal Audit Group are certified under ISO 9001-2008. Further, an assessment of the quality of assurance provided by the Internal Audit Group is conducted through an independent external firm once in five years.

The Internal Audit Group has adopted a risk based audit methodology in accordance with the Reserve Bank of India guidelines. The risk based audit methodology is outlined in the Internal Audit Policy approved by the board of directors. An annual risk based audit plan is drawn up based on the risk based audit methodology and is approved by the Audit Committee of the board. Accordingly, the Internal Audit Group undertakes a comprehensive audit of all branches, business groups and other functions in accordance with the risk based audit plan.

The Internal Audit Group also has a dedicated team responsible for information technology security audits. The annual audit plan covers various components of information technology including applications, databases, networks and operating systems.

The Reserve Bank of India requires banks to have a process of concurrent audits at business groups dealing with treasury functions and branches handling large volumes, to cover a minimum of 50.0% of credit, deposits and other risk exposures of the bank. Accordingly, the Internal Audit Group has formulated a strategy for concurrent audits at treasury related functions and branches. Concurrent audits are also carried out at centralized and regional processing centers and at centralized operations with a focus on areas that are identified as needing transaction testing and also to ensure existence of and adherence to internal controls.

The audit of overseas banking subsidiaries and domestic non-banking subsidiaries is carried out by a dedicated team of resident auditors attached to the respective subsidiaries. These audit teams functionally report to the Internal Audit Group. The audit of overseas branches and representative offices is carried out by audit teams consisting of auditors from India as well as a resident auditor based at the Singapore branch. International operations outsourced to India are audited by a team of auditors in India.

Legal and Regulatory Risk

We are involved in various litigations and are subject to a wide variety of banking and financial services laws and regulations in each of the jurisdictions in which we operate. We are also subject to a large number of regulatory and enforcement authorities in each of these jurisdictions. The uncertainty of the enforceability of the obligations of our customers and counter-parties, including the foreclosure on collateral, creates legal risk. Changes in laws and regulations could adversely affect us. Legal risk is higher in new areas of business where the law is often untested by the courts. We seek to minimize legal risk by using stringent legal documentation, employing procedures designed to ensure that transactions are properly authorized and consulting internal and external legal advisors. See also “Risk Factors—Risks Relating to Our Business—We are involved in various litigations. Any final judgment awarding material damages against us could have a material adverse impact on our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs” and “Risk Factors—Risks relating to Our

Business—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”.

 Risk Management Framework

ICICI Bank has adopted a risk management framework for its international banking operations, including overseas branches and offshore banking units. Under the framework, the Bank’s  credit, investment, asset liability management and anti-money laundering policies apply to all the overseas branches and offshore banking units, with modifications to meet local regulatory or business requirements. These modifications may be made with the approval of our board of directors or the designated committee of the board of directors. The board of directors/designated committee of the board approve their respective risk management policies, based on applicable laws and regulations as well as the Bank corporate governance and risk management framework. Policies at the overseas banking subsidiaries are framed in consultation with the related groups in the Bank.

The Compliance Group plays an oversight role in respect of regulatory compliance at the overseas branches and offshore banking units. Compliance risk assessment along with the key risk indicators pertaining to our domestic and international banking operations are presented to the Risk Committee of our board of directors on a quarterly basis. Management of regulatory compliance risk is considered as an integral component of the governance framework at the Bank and its subsidiaries along with the internal control and enterprise-wide risk management frameworks. We have therefore adopted an appropriate framework for compliance, by formulating the Group Compliance Policy, which is approved by the board of directors and is reviewed from time to time. The Group Compliance Policy outlines a framework for identification and evaluation of the significant compliance risks, on a consolidated or Group-wide basis, in order to assess how these risks might affect our safety and soundness.

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

ICICI Securities Primary Dealership has constituted an internal Risk Management Committee comprising its Managing Director and Chief Executive Officer and senior executives from cross-functional areas. The Committee debates various aspects of risk management and among other things decides risk and investment policies for its various businesses and ensures compliance with regulatory guidelines on risk management as well as with all the prudential and exposure limits set by the board of directors.

ICICI Prudential Life Insurance Company is exposed to various types of risks, including:

•
Investment Risk: Risk arising out of variations in the level or volatility of the market price of assets and financial instruments, including the risk arising from any mismatch between assets and liabilities, due to external market and economic factors;

•	Insurance Risk: Risk arising because of mis-estimations of the best estimate or because of random fluctuations in the frequency, size and timing of insurance liabilities;

•	Credit Risk: Risk arising out of partial default, full default or delayed payments from counterparties or obligators; and

•	Operational Risk: Risk of loss, resulting from inadequate or failed internal processes, people and systems, or from external events.

The risk governance structure consists of ICICI Prudential Life Insurance Company’s Board and its sub-committees including the Board Risk Committee and Board Investment Committee. The risk management model of the organization comprises a four stage continuous cycle: identification and assessment, measurement, monitoring and control of risks. The company has in place a risk management policy which details the strategy and procedure adopted to identify, measure, monitor and control risk at the enterprise level. The company uses the 1-year 99.5% value at risk of the embedded value as a measure of risk exposure.

To manage investment risk, the company has a prudent investment strategy to optimize risk-adjusted returns. ICICI Prudential Life Insurance Company’s asset-liability management framework is designed to cushion and mitigate the investment related risks of assets. The company measures investment risk through resilience testing the assets and liabilities on the balance sheet. This metric is a key driver in determining investment strategies.

The assets under management of the linked portfolio, in respect of which there is minimal investment risk on the regulatory balance sheet, amount to over 90% of the policyholders’ funds. However, the linked funds for future appropriation, which arise from lapsed policies after adjusting for revivals, expose the company to market risks to a limited extent. For the non-participating portfolio, Asset Liability Management is managed through the design of appropriate strategic asset allocation as per the risk characteristics of the portfolio. The company regularly monitors the equity backing ratios and asset liability duration mismatch as per the Investment Specifications which define the strategic asset allocation. In addition, for certain products, a cash flow matching strategy is also used.

On the participating portfolio, the company’s asset allocation strategy, which includes investments in equities, is designed to achieve the twin objectives of managing risks arising from guarantees and optimizing returns, subject to regulatory constraints.

For managing insurance risk, the company conducts its experience analysis regularly to compare actual experience with assumptions used for pricing and EV calculations to ensure that corrective action can be initiated at the earliest opportunity and assumptions are in line with experience. The company uses reinsurance and underwriting as key mitigants for mortality and morbidity risk. The company also reserves the right to review risk charges for certain products, in case of adverse experience, with Insurance Regulatory and Development Authority approval. Expense risk is recognized as a significant risk by the company as it impedes the development of the embedded value. The company monitors the actual unit costs versus the planned unit costs for both acquisition and renewal expenses. In case of any adverse deviations, mitigation measures are taken.

Credit risk is managed by restricting investments to government bonds and highly rated corporate securities and constant monitoring of the credit portfolio. In addition, the company imposes exposure limits to companies, groups and industries.

In order to manage operational risk, the Operational Risk Committee identifies, measures, monitors and controls operational risk. The company identifies its operational risks through periodic risk and control self assessment, which requires each business unit within the company to identify and assess risks in terms of likelihood and impact. The risks identified are classified into seven risk classes (similar to the Basel II classification). The risk events are then mapped to the existing control framework to determine the residual risk, if any. The company also measures loss incidents to track the extent of operational risk.

ICICI Lombard General Insurance Company is principally exposed to risks arising out of the nature of business underwritten and credit risk on its investment portfolio as well as the credit risk it carries on its reinsurers. In respect of business risk, ICICI Lombard General Insurance always seeks to diversify its insurance portfolio across product classes, industry sectors and geographical regions. The company focuses on achieving a balance between the corporate and retail portfolio mix to achieve favorable claim ratio and risk diversification. The company has a risk retention and reinsurance policy whereby tolerance levels are set on as per risk and on a per event basis. The company also has the ability to limit its risk exposure by way of re-insurance arrangements. Investments of the company are governed by the investment policy approved by its board of directors within the norms stipulated by the Insurance Regulatory and Development Authority. The Investment Committee oversees the implementation of this policy and reviews it periodically. Exposure to any single entity is restricted to 5.0% of the portfolio and to any industry to 10.0% of the portfolio. Investments in debt instruments are restricted to instruments with a domestic credit rating of AA or higher.

Controls and Procedures

We have carried out an evaluation under the supervision and with the participation of management, including the Managing Director and Chief Executive Officer and the Executive Director and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) of the Securities Exchange Act as of March 31, 2011.

As a result, it has been concluded that, as of the end of the period covered by this report, the disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in the reports we file and submit under the Securities Exchange Act is recorded, processed, summarized and reported as and when required.

However, as a result of our evaluation, we noted certain areas where our processes and controls could be improved. The Audit Committee monitors the resolution of any identified significant process and control improvement opportunities  through to a satisfactory conclusion. Like all financial institutions, we nevertheless believe there is room for further improvement. We are committed to continuing to implement and improve internal controls and our risk management processes, and this remains a key priority for us. We also have a process whereby business and financial officers throughout the Bank attest to the accuracy of reported financial information as well as the effectiveness of disclosure controls, procedures and processes.

There are inherent limitations to the effectiveness of any system, especially of disclosure controls and procedures, including the possibility of human error, circumvention or overriding of the controls and procedures, in a fast changing environment or when entering new areas of business or expanding geographic reach. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

We have experienced significant growth in a fast changing environment, and management is aware that this may pose significant challenges to the control framework. See also “Risk Factors—Risks Relating to Our Business—There is operational risk associated with financial industries which, when realized, may have an adverse impact on our business”.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act). Our internal control system has been designed to provide reasonable assurance regarding the reliability of financial reporting and preparation and fair presentation of published financial statements in accordance with Generally Accepted Accounting Principles in India.

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

Management assessed the effectiveness of internal control over financial reporting as of March 31, 2011 based on criteria set by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on the assessment, management concluded that our internal control over financial reporting was effective as of March 31, 2011. Effectiveness of our internal control over financial reporting as of March 31, 2011 has been audited by KPMG, an independent registered public accounting firm, as stated in their attestation report, which is included herein.

Change in Internal Control Over Financial Reporting

No change in our internal control over financial reporting occurred during the period covered by this annual report that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Loan Portfolio

Our gross loan portfolio was Rs. 2,643.6 billion at year-end fiscal 2011, an increase of 13.9% over the gross loan portfolio of Rs. 2,321.4 billion at year-end fiscal 2010. At year-end fiscal 2010, the gross loan portfolio decreased 14.5% to Rs. 2,321.4 billion from Rs. 2,714.9 billion at year-end fiscal 2009. At year-end fiscal 2011, approximately 65.9% of our gross loans were rupee loans.

Loan Portfolio by Categories

The following table sets forth, at the dates indicated, our gross (net of write off) rupee and foreign currency loans by business category.

		At March 31,
		2007		2008		2009		2010		2011		2011
		(in millions)
Consumer loans and credit card receivables(1)	Rs.	1,276,977	Rs.	1,408,271	Rs.	1,228,337	Rs.	954,245	Rs.	910,952	US$	20,452
Rupee		1,248,484		1,365,595		1,181,368		923,831		888,953		19,959
Foreign currency		28,493		42,676		46,969		30,414		21,999		493
Commercial, financial, agricultural and others(2)		859,562		1,147,276		1,486,380		1,367,175		1,732,675		38,902
Rupee		495,464		475,796		587,644		565,990		853,920		19,172
Foreign currency		364,098		671,480		898,736		801,185		878,755		19,730
Leasing and related activities(3)		569		329		175		17		7		0
Rupee		569		329		175		17		7		0
Foreign currency		–		–		–		–				–
Gross loans		2,137,108		2,555,876		2,714,892		2,321,437		2,643,634		59,354
Rupee		1,744,517		1,841,720		1,769,187		1,489,838		1,742,880		39,131
Foreign currency		392,591		714,156		945,705		831,599		900,754		20,223
Total gross loans		2,137,108		2,555,876		2,714,892		2,321,437		2,643,634		59,354
Allowance for loan losses		(23,114)		(41,859)		(53,587)		(63,656)		(83,441)		(1,873)
Net loans	Rs.	2,113,994	Rs.	2,514,017	Rs.	2,661,305	Rs.	2,257,781	Rs.	2,560,193	US$	57,481

(1)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables and farm equipment loans.

(2)	Includes builder financing and dealer financing.

(3)	Leasing and related activities includes leasing and hire purchase.

Our gross consumer loans and credit card receivables decreased to Rs. 911.0 billion, constituting 34.5% of our gross loans at year-end fiscal 2011 from Rs. 954.3 billion, constituting 41.1% of our gross loans at year-end fiscal 2010. Our gross foreign currency loans increased from Rs. 831.6 billion, constituting 35.8% of our total gross loans at year-end fiscal 2010 to Rs. 900.8 billion, constituting 34.1% of our total gross loans at year-end fiscal 2011. Our gross foreign currency loans, in rupee terms, increased by 8.3% at year-end fiscal 2011 from year-end fiscal 2010.

At year-end fiscal 2011, we did not have outstanding cross-border loans (defined as loans made to borrowers outside of India) exceeding 1.0% of our assets in any country except Canada, which were approximately 1.0%. We had outstanding cross-border loans to U.S. borrowers amounting to between 0.25% and 0.50% of our assets.

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

Corporate finance and project finance loans are typically secured by a first charge on fixed assets, which normally consist of property, plant and equipment. These security interests are perfected by the registration of these interests within time limits stipulated under the Companies Act with the Registrar of Companies pursuant to the provisions of the Companies Act when our clients are constituted as companies. This registration amounts to a constructive public notice to other business entities of the security interests created by such companies. Prior to creation of security interests on all assets, which are not stock-in-trade for the company, a no-objection certificate from the income tax authorities is required to create a charge on the asset. We may also take security of a pledge of financial assets like marketable securities (for which perfection of security interests by registration with the Registrar of Companies is not mandatory for companies under the Companies Act), and obtain corporate guarantees and personal guarantees wherever appropriate. In certain cases, the terms of financing include covenants relating to sponsor shareholding in the borrower and restrictions on the sponsors’ ability to sell all or part of their shareholding. Covenants involving equity shares have top-up mechanism based on price triggers. For all immovable property and shares, which are secured in favor of offshore lenders, approval from the Reserve Bank of India is obtained prior to creation.

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

Separately, in India, foreclosure on collateral of property can be undertaken directly by lenders by fulfilling certain procedures and requirements (unless challenged in courts of law) or otherwise by a written petition to an

Indian court or tribunal. An application, when made, may be subject to delays and administrative requirements that may result, or be accompanied by, a decrease in the value of the collateral. These delays can last for several years and therefore might lead to deterioration in the physical condition and market value of the collateral. In the event a corporate borrower is in financial difficulty and unable to sustain itself, it may opt for the process of voluntary winding up. In case a company becomes a sick unit, foreclosure and enforceability of collateral is stayed. In fiscal 2003, the Indian Parliament passed the Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002, as amended, which strengthened the ability of lenders to resolve non-performing assets by granting them greater rights as to enforcement of security including over immovable property and recovery of dues, without reference to the courts or tribunals. See also “Overview of the Indian Financial Sector—Recent Structural Reforms—Legislative Framework for Recovery of Debts due to Banks”.

In case of consumer installment loans, we obtain direct debit mandates or post-dated checks towards repayment on pre-specified dates. Post dated checks, if dishonored entitle us on occurrence of certain events to initiate criminal proceedings against the issuer of the checks.

We recognize that our ability to realize the full value of the collateral in respect of current assets is difficult due to, among other things, delays on our part in taking immediate action, delays in bankruptcy foreclosure proceedings, defects in the perfection of collateral (including due to inability to obtain approvals that may be required from various persons, agencies or authorities) and fraudulent transfers by borrowers and other factors, including current legislative provisions or changes thereto and past or future judicial pronouncements. However, cash credit facilities are so structured that we are able to capture the cash flows of our customers for recovery of past due amounts. In addition, we generally have a right of set-off for amounts due to us on these facilities. Also, we regularly monitor the cash flows of our working capital loan customers so that we can take any actions required before the loan becomes impaired. On a case-by-case basis, we may also stop or limit the borrower from drawing further credit from its facility.

Loan Concentration

We follow a policy of portfolio diversification and evaluate our total financing exposure in a particular industry in light of our forecasts of growth and profitability for that industry. Our Credit Risk Management Group monitors all major sectors of the economy and specifically tracks industries in which we have credit exposures. We seek to respond to any economic weakness in an industrial segment by restricting new credits to that industry segment and any growth in an industrial segment by increasing new credits to that industry segment, resulting in active portfolio management. ICICI Bank’s policy is to limit its loan portfolio to any particular industry (other than retail loans) to 15.0% of its total exposure. Between 2003 and 2006, the banking system as a whole saw significant expansion of retail credit, with retail loans accounting for a major part of overall systemic credit growth. Accordingly, during these years, we increased our financing to the retail finance segment. Given the uncertain economic environment, we accorded priority to risk containment, liquidity management and capital conservation. In view of high asset prices and the increase in interest rates since the second half of fiscal 2008, we followed a conscious strategy of moderation of retail disbursements, especially in the unsecured retail loans segment. At the same time, there has been an increase in demand for credit from the corporate sector. Following this trend, our loans and advances to the retail finance segment constituted 37.7% of our gross loans and advances at year-end fiscal 2011 compared to 42.1% at year-end fiscal 2010 and 46.4% at year-end fiscal 2009.

Pursuant to the guidelines of the Reserve Bank of India, our credit exposure to an individual borrower generally must not exceed 15.0% of our capital funds, unless the exposure is in respect of an infrastructure project. Capital funds comprise Tier 1 and Tier 2 capital calculated pursuant to the guidelines of the Reserve Bank of India, under Indian GAAP. Credit exposure to individual borrowers may exceed the exposure norm of 15.0% of our capital funds by an additional 5.0% (i.e. the aggregate exposure can be 20.0%) provided the additional credit exposure is on account of infrastructure financing. Our exposure to a group of companies under the same management control generally must not exceed 40.0% of our capital funds unless the exposure is in respect of an infrastructure project. The exposure to a group of companies under the same management control, including exposure to infrastructure projects, may be up to 50.0% of our capital funds. Banks may, in exceptional circumstances, with the approval of their boards, enhance the exposure by 5.0% of capital funds (i.e., the aggregate exposure can be 20.0% of capital funds for an individual borrower and the aggregate exposure can be 45.0% of capital funds for a group of companies under the same management), making appropriate disclosures in their annual reports. Exposure for funded and non-

funded credit facilities is calculated as the total committed amount or the outstanding amount whichever is higher (for term loans, as the sum of undisbursed commitments and the outstanding amount). Investment exposure is considered at book value. At year-end fiscal 2011, we were in compliance with these guidelines.

At year-end fiscal 2011, our largest non-bank borrower accounted for approximately 11.9% of our capital funds. The largest group of companies under the same management control accounted for approximately 28.9% of our capital funds.

The following table sets forth, at the dates indicated, the composition of our gross advances (net of write-offs)

	At March 31,
	2007				2008			2009			2010			2011
	Amount		As a %		Amount	As a %		Amount	As a %		Amount	As a %		Amount		Amount	As a %
		(in millions, except percentages)
Retail finance(1)	Rs.	1,364,472	63.8%	Rs.	1,457,549	57.0%	Rs.	1,259,908	46.4%	Rs.	976,481	42.1%	Rs.	996,076	US$	22,364	37.7%
Services — non finance		64,342	3.0		168,139	6.6		244,367	9.0		223,535	9.6		233,385		5,240	8.8
Services — finance		111,500	5.2		65,373	2.6		88,432	3.3		69,483	3.0		170,165		3,820	6.4
Crude petroleum/refining & petrochemicals		49,656	2.3		65,136	2.6		163,027	6.0		150,170	6.5		157,505		3,536	6.0
Road, port, telecom, urban development & other infrastructure		29,873	1.4		57,707	2.3		116,138	4.3		112,339	4.8		153,178		3,439	5.8
Power		41,917	2.0		62,479	2.4		59,105	2.2		82,171	3.5		109,745		2,464	4.2
Iron & steel and products		52,071	2.5		100,441	3.9		113,931	4.2		89,673	3.9		109,668		2,462	4.1
Food & beverages		50,863	2.4		76,802	3.0		73,218	2.7		84,888	3.7		86,994		1,953	3.3
Electronics & engineering		21,863	1.0		39,294	1.5		51,473	1.9		45,205	1.9		60,814		1,366	2.3
Wholesale/retail trade		28,625	1.3		26,728	1.0		28,187	1.0		49,683	2.1		54,370		1,221	2.1
Construction		15,285	0.7		30,340	1.2		35,820	1.3		23,269	1.0		51,764		1,162	2.0
Metal & products (excluding iron & steel)		1,462	0.1		28,925	1.2		23,642	0.8		35,993	1.5		46,171		1,037	1.7
Drugs & pharmaceuticals		10,014	0.5		26,568	1.0		37,495	1.4		31,377	1.4		33,006		741	1.2
Chemicals & fertilizers		53,768	2.5		43,346	1.7		61,758	2.3		55,627	2.4		31,671		711	1.2
Others(2)		241,904	11.3		308,517	12.0		358,391	13.2		291,543	12.6		349,122		7,838	13.2
Gross loans		2,137,615	100.0		2,557,344	100.0		2,714,892	100.0		2,321,437	100.0		2,643,634		59,354	100.0
Allowance for loan losses and interest suspense		(23,621)			(43,327)			(53,587)			(63,656)			(83,441)		(1,873)
	Rs.	2,113,994		Rs.	2,514,017		Rs.	2,661,305		Rs.	2,257,781		Rs.	2,560,193	US$	57,481

(1)	Includes home loans, automobile loans, commercial business loans, two wheeler loans, personal loans, credit cards receivables, dealer funding, developer financing and overdraft products loans.

(2)
Other industries primarily include automobiles, cement, agriculture and allied activities, fast-moving consumer goods, gems and jewelry, manufacturing products excluding metal, mining, shipping, textiles etc.

Our gross loan portfolio at year-end fiscal 2011 increased by 13.9% compared to the gross loan portfolio at year-end fiscal 2010. Retail finance was 37.7% of gross loans at year-end fiscal 2011 compared to 42.1% at year-end fiscal 2010 and 46.4% at year-end fiscal 2009. Our gross loans to the services – non-finance sector as a percentage of gross loans was 8.8% at year-end fiscal 2011 compared to 9.6% at year-end fiscal 2010. Our gross loans to the services – finance sector as a percentage of gross loans were 6.4% at year-end fiscal 2011 compared to 3.0% at year-end fiscal 2010. The increase was primarily due to lending to non-banking finance companies for the purpose of on-lending to prescribed segments that qualify for directed lending.

At year-end fiscal 2011, our 20 largest borrowers accounted for approximately 16.4% of our gross loan portfolio, with the largest borrower accounting for approximately 2.9% of our gross loan portfolio. The largest group of companies under the same management control accounted for approximately 4.9% of our gross loan portfolio.

Geographic Diversity

Our portfolios are geographically diversified. The state of Maharashtra accounted for the largest proportion of our domestic gross loans outstanding at year-end fiscal 2011.

Directed Lending

The Reserve Bank of India requires banks to lend to certain sectors of the economy. Such directed lending comprises priority sector lending and export credit.

Priority Sector Lending

The Reserve Bank of India guidelines require banks to lend 40.0% of their adjusted net bank credit, or the credit equivalent amount of off balance sheet exposure, whichever is higher, to certain specified sectors called priority sectors. The definition of adjusted net bank credit does not include certain exemptions and includes certain investments and is computed with reference to the outstanding amount at March 31 of the previous year. The priority sector includes small enterprises, agricultural sector, food and agri-based industries, small businesses and housing finance up to certain limits. Out of the 40.0%, banks are required to lend a minimum of 18.0% of their adjusted net bank credit to the agriculture sector and the balance to certain specified sectors, including small enterprises (defined as enterprises engaged in manufacturing/production, processing and services businesses with a certain limit on investment in plant and machinery), small road and water transport operators, small businesses, professional and self-employed persons, all other service enterprises, micro credit, education loans and housing loans up to Rs. 2.0 million to individuals for purchase/construction of a dwelling unit per family. For housing loans sanctioned on or after April 1, 2011, the limit for housing loans eligible for classification as priority loans has been increased from Rs. 2.0 million to Rs. 2.5 million.

In its letter dated April 26, 2002 granting its approval for the amalgamation of ICICI Limited and ICICI Bank Limited, the Reserve Bank of India stipulated that since the loans of erstwhile ICICI Limited (ICICI) transferred to us were not subject to the priority sector lending requirement, we are required to maintain priority sector lending of 50.0% of our adjusted net bank credit on the residual portion of our advances (i.e. the portion of our total advances excluding advances of ICICI at year-end fiscal, 2002, referred to as “residual adjusted net bank credit”). This additional 10.0% priority sector lending requirement was to apply until such time as our aggregate priority sector advances reach a level of 40.0% of our adjusted net bank credit. As required by the Reserve Bank of India’s guidelines, we are also required to lend 10.0% of the residual adjusted net bank credit or credit equivalent amount of off-balance sheet exposures, whichever is higher, to weaker sections. The Reserve Bank of India’s existing instructions on sub-targets under priority sector lending and eligibility of certain types of investments/funds for qualification as priority sector advances apply to us. The Reserve Bank of India has stipulated that the Bank will be required to extend 38.5% of its adjusted net bank credit (including the advances of ICICI) to priority sectors in fiscal 2012 and achieve the target of extending 40.0% of adjusted net bank credit from fiscal 2013. As a result of this, the Bank’s priority sector lending requirements are expected to increase.

We are required to comply with the priority sector lending requirements at the last ‘reporting Friday’ of each fiscal year.

The shortfall in the amount required to be lent to the priority sectors and weaker sections may be required to be deposited with government sponsored Indian development banks like the National Bank for Agriculture and Rural Development, the Small Industries Development Bank of India and the National Housing Bank. These deposits have a maturity of up to seven years and carry interest rates lower than market rates. At year-end fiscal 2011, our total investments in such bonds were Rs. 150.8 billion (including Rs. 21.3 billion of The Bank of Rajasthan at August 12, 2010). See also “Supervision and Regulation—Directed Lending—Priority Sector Lending”.

At March 25, 2011, the last reporting Friday for fiscal 2011, our priority sector loans were Rs. 551.7 billion, constituting 53.1% of our residual adjusted net bank credit against the requirement of 50.0%. At that date, qualifying agriculture loans were 14.0% of our residual adjusted net bank credit as against the requirement of 18.0%. Our advances to weaker sections were Rs. 34.4 billion, constituting 3.3% of our residual adjusted net bank credit against the requirement of 10.0%. We have based our classifications of priority sector loans, including loans to weaker sections and agriculture loans, in accordance with the guidelines and certain clarifications received from Reserve Bank of India during the year.

The following table sets forth ICICI Bank’s priority sector loans, classified by the type of borrower, at the last reporting Friday of fiscal 2011.

	At March 25, 2011
	Amount				% of total priority sector lending	% of residual adjusted net bank credit
	(in billion, except percentages)
Agricultural sector(1)	Rs.	145.0	US$	3.1	26.3%	14.0%
Small enterprises(2)		147.6		3.2	26.8	14.2
Others including residential mortgage less than Rs. 2 million		259.1		5.7	46.9	24.9
Total	Rs.	551.7	US$	12.0	100.0%	53.1%

(1)	Includes direct agriculture lending of Rs. 98.2 billion constituting 9.5% of our residual adjusted net bank credit against the requirement of 13.5%.

(2)
Small enterprises include enterprises engaged in manufacturing/processing and whose investment in plant and machinery does not exceed Rs. 50.0 million and enterprises engaged in providing/rendering of services and whose investment in equipment does not exceed Rs. 20.0 million.

Export Credit

As part of directed lending, the Reserve Bank of India also requires banks to make loans to exporters at concessional rates of interest. Export credit is provided for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies. At least 12.0% of a bank’s adjusted net bank credit is required to be in the form of export credit. This requirement is in addition to the priority sector lending requirement but credits extended to exporters that are small scale industries or small businesses may also meet part of the priority sector lending requirement. The Reserve Bank of India provides export refinancing to banks for an eligible portion of total outstanding export loans in rupee in line with the prevalent the Reserve Bank of India guidelines in India as amended from time to time. The interest income earned on export credits is supplemented through fees and commissions earned from these exporter customers from other fee-based products and services taken by them from us, such as foreign exchange products and bill handling. At March 25, 2011 (the last reporting Friday of March 2011), our export credit was Rs. 25.6 billion, which amounted to 2.5% of our residual adjusted net bank credit.

Loan Pricing

As required by the Reserve Bank of India guidelines effective July 1, 2010, ICICI Bank prices its loans with reference to a base rate, called the ICICI Bank Base Rate. The Asset Liability Management Committee sets the ICICI Bank Base Rate based on ICICI Bank’s current cost of funds, likely changes in the Bank’s cost of funds, market rates, interest rate outlook and other systemic factors. Pricing for all floating rate fresh approvals and renewal of facilities are linked to the ICICI Bank Base Rate and comprise the ICICI Bank Base Rate, transaction-specific credit and other charges. The Reserve Bank of India has also stipulated that a bank’s lending rates for rupee loans cannot be lower than its base rate, except for certain categories of loans as may be specified by the Reserve Bank of India from time to time. ICICI Bank has set its base rate at 10.00% per annum payable monthly, effective August 13, 2011. As prescribed in the guidelines of the Reserve Bank of India, existing borrowers have an option to migrate to the base rate mechanism. All loans approved before July 1, 2010, and where the borrowers choose not to migrate to the base rate mechanism, would continue to be based on earlier benchmark rate regime.

Classification of Loans

We classify our assets, including those in our overseas branches, as performing and non-performing in accordance with the Reserve Bank of India’s guidelines except in the case of ICICI Home Finance Company and our overseas banking subsidiaries. ICICI Home Finance Company classifies its loans and other credit facilities as per the guidelines of its regulator namely, the National Housing Bank. Loans made by our overseas banking subsidiaries are classified as impaired when there is no longer a reasonable assurance of the timely collection of the full amount of principal or interest. Under the Reserve Bank of India guidelines, an asset is classified as non-performing if any amount of interest or principal remains overdue for more than 90 days in respect of term loans. In respect of overdraft or cash credit, an asset is classified as non-performing if the account remains out of order for a period of 90 days and, in respect of bills, if the account remains overdue for more than 90 days. Further, non-performing assets are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India. The Reserve Bank of India has separate guidelines for restructured loans. See below “—Restructured Loans”.

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

See also “Supervision and Regulation—Reserve Bank of India Regulations—Loan Loss Provisions and Non-performing Assets—Asset Classification”.

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

From December 2008, the Reserve Bank of India permitted banks to restructure loans classified as real estate exposures, up to June 30, 2009 while maintaining these loans as standard loans. Similarly, banks were also permitted to undertake, for loans that were previously restructured, a second restructuring without downgrading the loan to the non-performing category, up to June 30, 2009. The Reserve Bank of India also permitted banks to restructure as standard loans all eligible loans which meet the basic criteria for restructuring, and which were classified as standard at September 1, 2008, irrespective of their subsequent asset classification. This was subject to the receipt by banks of an application from the borrower for restructuring the advance on or before March 31, 2009 and implementing the restructuring package within 120 days from the date of receipt of the application. We classify loans as restructured in line with these guidelines.

Provisioning and Write-Offs

We make provisions and write-offs in accordance with the Reserve Bank of India’s guidelines. See also “Supervision and Regulation—Reserve Bank of India Regulations—Loan Loss Provisions and Non-Performing Assets—Provisioning and Write-offs”. The Reserve Bank of India guidelines on provisioning and write-offs are as described below.

Standard assets:
The allowances on the performing portfolios are based on guidelines issued by the Reserve Bank of India. Until November 2008, a general provision ranging from 0.25% to 2.0% was required across various portfolios of standard loans. In November 2008, the Reserve Bank of India changed the provisioning requirement for standard assets to a uniform rate of 0.4% for all standard assets except direct advances to agricultural and the small and medium enterprise sectors, which continued to attract a provisioning requirement of 0.25%. The revised standards were effective prospectively, but the existing provisions held by banks could not be reversed. In November 2009, the Reserve Bank of India increased the provisioning requirement for standard assets in the commercial real estate sector to 1.0%. In March 2010, the Reserve Bank of India increased the standard asset provisioning requirement to 1.0% on (i) loans for infrastructure projects where the date of commencement of commercial operation has been extended beyond two years, for the extended period beyond the two years; and (ii) for non-infrastructure loans where the date of commencement of commercial operations has been extended beyond six months from the original date of commencement of commercial operation, for the extended period beyond the six months. From December 2010, the Reserve Bank of India increased the standard asset provisioning requirement to 2.0% on housing loans, where such loans are made at comparatively lower interest rates for the first years of the loan, after which the rates are reset at higher rates.

In May 2011, the Reserve Bank of India increased the provisioning requirement for restructured accounts classified as standard advances from 0.4% to 2.0% in the first two years from the date of restructuring. In accounts where there is a moratorium on payment of interest/principal after restructuring, the provisioning requirement for standard assets has been increased to 2.0% for the period covering the moratorium and two years thereafter. Similarly, restructured accounts classified as non-performing advances when upgraded to the standard category have a provisioning requirement of 2.0% in the first year from the date of upgradation.

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

In May 2011, in line with the pronouncements made in the monetary policy statement for fiscal 2012, the Reserve Bank of India increased the provisioning rates on certain categories of non-performing advances and restructured advances. For all categories of sub-standard assets the provision rates were raised by 5% of loan outstanding over their existing levels. For doubtful assets, the provision rates on the secured portion of the advance were raised by 5% to 10% of loan outstanding over their existing levels.

In its mid-term review of policy statement for fiscal 2009, the Reserve Bank of India required banks to increase the total provisioning coverage ratio, including floating provisions, to 70% by September 30, 2010. In its clarification on the same, the Reserve Bank of India allowed the banks’ prudential/technical write-off to be added to both the gross non-performing assets and the provisions held in the calculation of provisioning coverage ratio. The Reserve Bank of India permitted us to achieve the stipulated level of 70% provisioning coverage ratio in a phased manner by March 31, 2011. The Bank’s provisioning coverage ratio at March 31, 2011 computed as per the Reserve Bank of India guidelines mentioned above is 76.0%

Our Policy

ICICI Bank provides for corporate non-performing assets in line with the Reserve Bank of India guidelines. ICICI Bank provides for retail non-performing assets on a bucketing basis based on days past due, subject to minimum provision requirements set by the Reserve Bank of India. Loss assets and the unsecured portion of doubtful assets are fully provided for or written off. We hold specific provisions against non-performing loans, general provision against performing loans and floating provision taken over from the erstwhile the Bank of Rajasthan upon amalgamation.

For restructured loans, provisions are made in accordance with the guidelines issued by the Reserve Bank of India, which require that the difference between the fair value of the loan before and after restructuring be provided at the time of restructuring. The fair value of the loan before restructuring is computed as the present value of cash flows representing the interest at the existing rate charged on the loan before restructuring and the principal. The fair value of the loan after restructuring is computed as the present value of cash flows representing the interest at the rate charged on the loan on restructuring and the principal. Both sets of cash flows are to be discounted by the Bank’s Benchmark Prime Lending Rate as on the date of restructuring plus the appropriate term premium and credit risk premium for the borrower category on the date of restructuring. From June 30, 2010 the discount rate is computed as the sum of the ICICI Base Rate, the appropriate term premium and the credit risk premium for the borrower category on the date of restructuring. For loans restructured prior to August 27, 2008, a provision equal to the difference between the present value of the future interest as per the original loan agreement and the present value of future interest on the basis of rescheduled terms at the time of restructuring, was required to be made.

Impact of Economic Environment on Commercial and Consumer Loan Borrowers

In the late 1990s, increased domestic competition due to the opening up of the Indian economy, high levels of debt relative to equity and a downturn in the commodities markets globally led to stress on the operating performance of Indian businesses, impairment of a significant amount of assets in the financial system and approval of restructuring programs for a large number of companies. This led to an increase in the level of restructured and non-performing loans in the Indian financial system, including us, from fiscal 2001 to fiscal 2004. While restructured and non-performing loans subsequently declined, the deterioration in the global economic environment during fiscal 2009, in particular following the bankruptcy of Lehman Brothers in September 2008, adversely impacted the operations of several Indian companies. Indian businesses were impacted by the lack of access to financing/refinancing from global debt capital markets, losses on existing inventories due to the sharp decline in commodity prices, reduction in demand for and prices of output and reduction in cash accruals and profitability. This led to additional restructuring of loans in the Indian banking system, including our loans in fiscal 2009 and fiscal 2010.

From fiscal 2002, we rapidly grew our consumer loans and credit card receivables portfolio based on the untapped potential in residential mortgages and other retail credit products in the Indian market. These included credit cards and unsecured personal loans. The Indian retail credit market expanded rapidly from fiscal 2002 to fiscal 2007 driven by growth in household incomes, decline in interest rates and increased availability of retail credit. Since fiscal 2007, the retail credit market has slowed down significantly following increases in systemic interest rates and home prices, which reduced affordability for borrowers. During fiscal 2008 and fiscal 2009, we experienced an increase in non-performing loans in our consumer loans and credit card receivables portfolio. The primary reasons for this increase were the seasoning of the overall portfolio and the increase in defaults on the unsecured personal loans and credit card receivables due to challenges in collections and deterioration in the macroeconomic environment. While additions to gross non-performing assets in our retail portfolio remained at a high level in fiscal 2010, we experienced a sharp decline in net additions to gross retail non-performing loans in fiscal 2011 due to the measures initiated by the Bank to curb delinquencies and improved collection practices from second half of fiscal 2009.

In fiscal 2011, collections from loans extended to microfinance institutions in the state of Andhra Pradesh were impacted by certain regulations introduced by the state government. These developments are likely to result in restructuring of a part of our loans to microfinance institutions. Various factors, including a rise in unemployment, prolonged recessionary conditions, our regulators’ assessment and review of our loan portfolio, a sharp and sustained rise in interest rates, developments in the Indian economy, movements in global commodity markets and exchange rates and global competition could cause a further increase in the level of non-performing assets on account of retail and other loans and have a material adverse impact on the quality of our loan portfolio. See also “Risk Factors—If we are not able to control the level of non-performing assets in our portfolio, our business will suffer” and “Business—Strategy”.

Restructured Assets

The following table sets forth, at the dates indicated, our gross restructured rupee and foreign currency loan portfolio by business category.

		At March 31,
		2007		2008		2009		2010		2011
		Amount		Amount		Amount		Amount		Amount		Amount
		(in millions, except percentages)
Consumer loans & credit card receivables	Rs.	–	Rs.	–	Rs.	1,933	Rs.	3,704	Rs.	1,847	US$	41
Rupee		–		–		1,933		3,704		1,623		36
Foreign currency		–		–		–		–		224		5
Commercial, financial, agricultural and others (1)		50,407		48,411		59,435		58,958		18,686		420
Rupee		45,965		45,535		53,713		38,824		10,356		233
Foreign currency		4,442		2,876		5,722		20,134		8,330		187
Total restructured loans		50,407		48,411		61,368		62,662		20,533		461
Rupee		45,965		45,535		55,646		42,528		11,979		269
Foreign currency		4,442		2,876		5,722		20,134		8,554		192
Gross restructured loans (2)		50,407		48,411		61,368		62,662		20,533		461
Provision for loan losses		(1,581)		(1,572)		(1,736)		(2,758)		(940)		(21)
Net restructured loans	Rs.	48,826	Rs.	46,839	Rs.	59,632	Rs.	59,904	Rs.	19,593	US$	440

Gross customer assets (2)	Rs.	2,234,339	Rs.	2,687,999	Rs.	2,892,808	Rs.	2,601,135	Rs.	3,108,740	US$	69,797
Net customer assets	Rs.	2,209,078	Rs.	2,642,697	Rs.	2,836,439	Rs.	2,536,941	Rs.	3,024,694	US$	67,910
Gross restructured loans as a percentage of gross customer assets		2.3%		1.8%		2.1%		2.4%		0.7%
Net restructured loans as a percentage of net customer assets		2.2%		1.8%		2.1%		2.4%		0.6%

(1)	Includes working capital finance.

(2)	Includes loans of ICICI Bank and its subsidiaries and credit substitutes of ICICI Bank, net of write-offs.

The following table sets forth, at the dates indicated, gross restructured loans by borrowers’ industry or economic activity and as a percentage of total gross restructured loans.

	At March 31,
		2007				2008				2009				2010			2011
		Amount		As a percentage of loans		Amount		As a percentage of loans		Amount		As a percentage of loans		Amount	As a percentage of loans		Amount		Amount	As a percentage of loans
		(in millions, except percentages)
Power	Rs.	–	Rs.	–	Rs.	14,971	Rs.	30.9	Rs.	16,059	Rs.	26.2	Rs.	16,993	27.1%	Rs.	554	US$	12	2.7%
Road, port, telecom, urban development & other infrastructure		17,790		35.3		8,117		16.8		10,438		17.0		8,631	13.8		2,447		55	12.0
Services-non finance		–		–		–		–		–		–		11,778	18.9		6,749		152	32.9
Textiles		86		0.1		71		0.1		993		1.6		3,702	5.9		607		14	3.0
Iron/steel & products		4,922		9.8		–		–		–		–		2,788	4.4		776		17	3.8
Automobile (including trucks)		151		0.3		106		0.2		2,955		4.8		2,785	4.4		19		1	0.1
Food & beverages		–		–		120		0.3		456		0.7		2,779	4.4		1,073		24	5.2
Chemicals & fertilizers		985		2.0		536		1.1		133		0.2		2,023	3.2		179		4	0.9
Electronics & engineering		–		–		1,295		2.7		1,026		1.7		1,003	1.6		393		9	1.9
Cement		1,065		2.0		401		0.8		297		0.5		483	0.8		3		0	0.0
Paper & paper products		–		–		–		–		–		–		285	0.5		–		–	–
Manufacturing products (excluding metals)		235		0.5		–		–		–		–		19	–		–		–	–
Shipping		839		1.7		–		–		15		–		16	–		1,205		27	5.8
Crude petroleum/ refining & petrochemicals		21,004		41.7		22,542		46.6		23,961		39.0		–	–		18		1	0.1
Metal & products (excluding iron & steel)		3,296		6.5		–		–		–		–		293	0.5		–		–	–
Services-finance		–		–		–		–		913		1.5		312	0.5		–		–	–
Retail finance		–		–		–		–		1,933		3.1		3,704	5.9		973		22	4.6
Others(1)		34		0.1		252		0.5		2,189		3.7		5,068	8.1		5,537		123	27.0
Gross restructured loans	Rs.	50,407		100.0	Rs.	48,411		100.0	Rs.	61,368		100.0	Rs.	62,662	100.0	Rs.	20,533	US$	461	100.0
Aggregate provision for loan losses		(1,581)				(1,572)				(1,736)				(2,758)			(940)		(21)
Net restructured loans	Rs.	48,826			Rs.	46,839			Rs.	59,632			Rs.	59,904		Rs.	19,593	US$	440

(1)	Others primarily include construction, real estate and manufacturing products excluding metal.

Gross restructured loans decreased by 67.2% from Rs. 62.7 billion at year-end fiscal 2010 to Rs. 20.5 billion at year-end fiscal 2011 primarily due to upgrades of certain borrowers in the power, services, food and beverages, automobile and other sectors. After restructuring, based on the satisfactory performance of the borrower over a period of time, the restructured account is upgraded and removed from this category. During fiscal 2011, the Bank upgraded certain borrower accounts aggregating Rs. 42.3 billion based on payment performance. During fiscal 2010, there were upgrades amounting to Rs. 33.5 billion primarily of borrower accounts in the oil and petrochemical sector. As a percentage of net customer assets, net restructured loans were 0.6% at year-end fiscal 2011 compared to 2.4% at year-end fiscal 2010. During fiscal 2011, the diminution in fair value of restructured loans (including provision for funded interest) amounted to Rs. 0.2 billion compared to Rs. 2.6 billion in fiscal 2010. The decline was mainly due to recoveries of funded interest of previous years as well as a lower quantum of loans restructured during fiscal 2011. See also “Risk Factors—The level of restructured loans in our portfolio may increase and the failure of our restructured loans to perform as expected could affect our business”.

Non-Performing Assets

The following table sets forth, at the dates indicated, our gross non-performing rupee and foreign currency customer asset portfolio by business category.

	At March 31,
	2007		2008		2009		2010		2011
	Amount		Amount		Amount		Amount		Amount			Amount
	(in millions, except percentages)
Consumer loans & credit card receivables(1)	Rs.	30,000	Rs.	54,954	Rs.	72,201	Rs.	69,462	Rs.	71,778	US$	1,612
Rupee		29,991		54,948		72,105		69,111		71,296		1,601
Foreign currency		9		6		96		351		482		11
Commercial, financial, agricultural and others(2)		12,200		22,483		27,188		35,923		39,641		890
Rupee		11,074		21,119		23,892		25,337		29,058		652
Foreign currency		1,126		1,364		3,296		10,586		10,583		238
Leasing and related activities		357		526		532		436		156		3
Rupee		357		526		532		436		156		3
Foreign currency		–		–		–		–		–		–
Total non-performing assets		42,557		77,963		99,921		105,821		111,575		2,505
Rupee		41,422		76,593		96,529		94,884		100,510		2,256
Foreign currency		1,135		1,370		3,392		10,937		11,065		249
Gross non-performing assets(3)(4)		42,557		77,963		99,921		105,821		111,575		2,505
Provision for loan losses		(22,249)		(42,031)		(52,580)		(59,083)		(79,501)		(1,785)
Net non-performing assets	Rs.	20,308	Rs.	35,932	Rs.	47,341	Rs.	46,738	Rs.	32,074	US$	720

Gross customer assets(3)	Rs.	2,234,339	Rs.	2 687,999	Rs.	2,892,808	Rs.	2,601,135	Rs.	3,108,740	US$	69,797
Net customer assets .	Rs.	2,209,078	Rs.	2,642,697	Rs.	2,836,439	Rs.	2,536,941	Rs.	3,024,694	US$	67,910
Gross non-performing assets as a percentage of gross customer assets		1.9%		2.9%		3.5%		4.1%		3.6%
Net non-performing assets as a percentage of net customer assets		0.9%		1.4%		1.7%		1.8%		1.1%

(1)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables and farm equipment loans.

(2)	Includes working capital finance.

(3)	Includes loans of ICICI Bank and its subsidiaries and credit substitutes of ICICI Bank, net of write-offs.

(4)	Includes loans identified as impaired in line with the guidelines issued by regulators of the respective subsidiaries.

The following table sets forth, at the dates indicated, gross (net of write-offs) non-performing assets by borrowers’ industry or economic activity and as a percentage of total non-performing assets.

		At March 31,
		2007			2008			2009			2010			2011
		Amount	As a percentage of loans		Amount	As a percentage of loans		Amount	As a percentage of loans		Amount	As a percentage of loans		Amount		Amount	As a percentage of loans
		(in millions, except percentages)
Chemicals & fertilizers	Rs.	1,642	3.9%	Rs.	1,935	2.5%	Rs.	1,958	2.0%	Rs.	2,472	2.3%	Rs.	4,453	US$	100	4.0%
Services-finance		722	1.7		1,293	1.7		1,291	1.3		3,672	3.5		3,409		77	3.1
Wholesale/retail trade		45	0.1		83	0.1		1,470	1.5		2,172	2.1		3,851		86	3.5
Textiles		834	2.0		1,097	1.4		1,767	1.8		1,904	1.8		2,252		51	2.0
Food & beverages		1,247	2.9		608	0.8		1,033	1.0		4,046	3.8		5,328		120	4.8
Iron/steel & products		772	1.8		1,214	1.6		359	0.4		1,600	1.5		170		4	0.2
Electronics & engineering		626	1.5		563	0.7		793	0.8		700	0.7		681		15	0.6
Metal & products (excluding iron & steel)		11	–		116	0.1		203	0.2		908	0.9		1,523		34	1.4
Automobiles (including trucks)		61	0.1		76	0.1		323	0.3		2,274	2.1		1,496		34	1.3
Services — non-finance		632	1.5		413	0.5		347	0.3		378	0.4		661		15	0.6
Power		–	–		143	0.2		147	0.1		141	0.1		183		4	0.2
Paper & paper products		66	0.2		39	–		44	–		33	–		462		10	0.4
Shipping		13	–		1,006	1.3		1,022	1.0		13	–		57		1	0.1
Cement		–	–		25	–		15	–		9	–		368		8	0.3
Road, port, telecom, urban development & other infrastructure		–	–		–	–		–	–		567	0.5		–-–		––	–
Retail finance(1)		31,316	73.6		55,824	71.6		72,301	72.4		66,984	63.3		68,557		1,539	61.4
Others(2)		4,570	10.7		13,528	17.4		16,848	16.9		17,948	17.0		18,124		407	16.1
Gross non-performing assets	Rs.	42,557	100.0%	Rs.	77,963	100.0%	Rs.	99,921	100.0%	Rs.	105,821	100.0%	Rs.	111,575	US$	2,505	100.0%
Aggregate provision for loan losses		(22,249)			(42,031)			(52,580)			(59,083)			(79,501)		(1,785)
Net non-performing assets	Rs.	20,308		Rs.	35,932		Rs.	47,341		Rs.	46,738		Rs.	32,074	US$	720

(1)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables, retail overdraft loans, dealer funding and developer financing.

(2)
Other industries primarily include construction, manufacturing products excluding metal, crude petroleum, drugs and pharmaceuticals, gems & jewelry, fast-moving consumer goods, mining, and other agriculture and allied activities.

Gross non-performing assets increased by 5.4% from Rs. 105.8 billion at year-end fiscal 2010 to Rs. 111.6 billion at year-end fiscal 2011. During fiscal 2011, we wrote-off corporate and retail loans aggregating Rs. 2.3 billion (consisting of corporate loans of Rs. 1.7 billion and retail loans of Rs. 0.6 billion) compared to Rs. 24.2 billion (consisting of corporate loans of Rs. 5.9 billion and retail loans of Rs. 18.3 billion) written off during fiscal 2010. The net additions (gross of write-offs) to our retail gross non-performing loans declined from Rs. 42.1 billion in fiscal 2009 to Rs. 34.2 billion in fiscal 2010 and declined sharply to Rs. 1.7 billion in fiscal 2011. We experienced an increase in non-performing loans in our retail portfolio in fiscal 2009, due to the seasoning of the portfolio and higher level of defaults in unsecured personal loans and credit card receivables due to challenges in collections and the impact of the adverse macroeconomic environments. While additions to gross non-performing assets in our retail portfolio remained at a high level in fiscal 2010, we experienced a sharp decline in net additions to gross retail non-performing loans in fiscal 2011 due to the measures initiated by the Bank to curb delinquencies and improved collection practices from second half of fiscal 2009. Retail gross non-performing loans constituted 61.5% of total gross non-performing assets at year-end fiscal 2011 compared to 63.3% at year-end fiscal 2010.

As a percentage of net customer assets, net non-performing assets were 1.1% at year-end fiscal 2011, compared to 1.8% at year-end fiscal 2010. The net non-performing loans in the retail portfolio declined from 2.8% of net retail loans at year-end fiscal 2010 to 1.5% of net retail loans at year-end fiscal 2011.The 10 largest net non-performing assets were approximately 25.6% of total net non-performing assets at year-end fiscal 2011.

Non-Performing Asset Strategy

In respect of unviable non-performing assets, where companies have lost financial viability, we adopt an aggressive approach aimed at out-of-court settlements, enforcing collateral and driving consolidation. Our focus is on time value of recovery and a pragmatic approach towards settlements. The collateral against our loan assets is the critical factor towards the success of our recovery efforts. In addition, we continually focus on proactive management of accounts under supervision. Our strategy constitutes a proactive approach towards identification, aimed at early stage solutions to incipient problems.

Our strategy for resolution of non-performing assets includes sales of financial assets to asset reconstruction companies in exchange for receipt of securities in the form of pass-through instruments issued by asset reconstruction companies, wherein payments to holders of the securities are based on the actual realized cash flows from the transferred assets. Under Indian GAAP, these instruments are valued at the net asset values as declared by the asset reconstruction companies in accordance with the Reserve Bank of India guidelines. Under U.S. GAAP, the assets we sell in exchange for security receipts are not accounted for as sales either because transfers do not qualify for sale accounting under FASB ASC Topic 860, “Transfers and servicing” or transfers qualify for sale accounting but were impacted by FASB ASC Subtopic 810-10, “Consolidation – overall” whereby, because the Bank is the ‘primary beneficiary’ of certain of these funds/trusts, it is required under U.S. GAAP to consolidate these entities. These assets are considered restructured assets under U.S. GAAP. See also “Supervision and Regulation—Reserve Bank of India Regulations—Regulations relating to Sale of Assets to Asset Reconstruction Companies”. We sold Rs. 6.8 billion of net non-performing assets to asset reconstruction companies in fiscal 2009 which primarily included mortgage loans. In fiscal 2010, we sold Rs. 7.6 billion of net non-performing assets to asset reconstruction companies which primarily included mortgage loans and small value personal loans and vehicle loans and in fiscal

2011, we sold fully written off credit card receivables. At year-end fiscal 2011 we had an outstanding net investment of Rs. 28.3 billion in security receipts issued by asset reconstruction companies in relation to sales of our non-performing assets.

We monitor migration of the credit ratings of our borrowers to enable us to take proactive remedial measures to prevent loans from becoming non-performing. We review the industry outlook and analyze the impact of changes in the regulatory and fiscal environment. Our periodic review system helps us to monitor the health of accounts and to take prompt remedial measures.

A substantial portion of our loans to retail customers is also secured by a first and exclusive lien on the assets financed (predominantly property and vehicles). We are entitled in terms of our security documents to repossess security comprising assets such as plant, equipment and vehicles without reference to the courts or tribunals unless a client makes a reference to such courts or tribunals to stay our actions. In respect of our retail loans, we adopt a standardized collection process to ensure prompt action for follow-up on overdue loans and recovery of defaulted amounts.

Our loans, primarily corporate loans and mortgages, have historically been sufficiently over-collateralized so that once collateral is realized we recover a substantial amount of our loan outstanding. However, recoveries may be subject to delays of up to several years, due to the long legal process in India. This leads to delay in enforcement and realization of collateral. We may also take as security a pledge of financial assets, including marketable securities, and obtain corporate guarantees and personal guarantees wherever appropriate. In certain cases, the terms of financing include covenants relating to sponsors’ shareholding in the borrower and restrictions on the sponsors’ ability to sell all or part of their shareholding. Covenants involving equity shares have top-up mechanism based on price triggers. We maintain the non-performing assets on our books for as long as the enforcement process is ongoing. Accordingly, a non-performing asset may continue for a long time in our portfolio until the settlement of loan account or realization of collateral, which may be longer than that for U.S. banks under similar circumstances.

See also “—Loan portfolio—Collateral—Completion, Perfection and Enforcement”.

Provision for Loan Losses

The following table sets forth, at the dates indicated, movement in our provisions for loan losses for non-performing customer assets.

	At March 31,
	2007		2008		2009		2010		2011		2011
	Amount		Amount		Amount		Amount		Amount		Amount
	(in millions)
Aggregate provision for loan losses at the beginning of the year	Rs.	12,009	Rs.	21,745	Rs.	40,574	Rs.	52,580	Rs.	59,083	US$	1,327
Add: Provisions for loan losses
Consumer loans & credit card receivables(1)		8,821		14,937		27,764		29,147		15,018		337
Commercial, financial, agricultural and others(2)		2,463		4,210		4,376		5,538		6,752		151
Leasing & related activities		48		95		54		(90)		(7)		(0)
Total provisions for loan losses, net of releases of provisions	Rs.	23,341	Rs.	40,987	Rs.	72,768	Rs.	87,175	Rs.	80,846	US$	1,815
Loans charged-off		(1,596)		(413)		(20,188)		(28,092)		(1,345)		(30)
Aggregate provision for loan losses at the end of the year	Rs.	21,745	Rs.	40,574	Rs.	52,580	Rs.	59,083	Rs.	79,501	US$	1,785

(1)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit cards and farm equipment loans.

(2)	Includes project finance, working capital finance, corporate finance and receivables financing, excluding leasing and related activities.

Provision for loan losses for consumer loans and credit card receivables decreased from Rs. 29.1 billion during fiscal 2010 to Rs. 15.0 billion during fiscal 2011. The Indian retail credit market expanded rapidly from fiscal 2002 to fiscal 2007, driven by growth in household incomes, decline in interest rates and the increased availability of retail credit. Since fiscal 2007, the retail credit market has slowed down significantly following increases in systemic interest rates and home prices, which reduced affordability for borrowers. During fiscal 2008 and fiscal 2009, we experienced an increase in non-performing loans in our consumer loans and credit card receivables portfolio. While additions to gross non-performing assets in our retail portfolio remained high in fiscal 2010, we experienced a sharp decline in net additions to gross retail non-performing loans in fiscal 2011 due to the measures initiated by the Bank to curb delinquencies and improved collection practices from the second half of fiscal 2009. This has resulted in lower provisions against retail loans in fiscal 2011compared to fiscal 2010 and fiscal 2009. Provision for loan losses for commercial, financial, agricultural and others loans increased from Rs. 5.5 billion during fiscal 2010 to Rs. 6.8 billion during fiscal 2011, primarily due to provisions on loans taken over on amalgamation of the erstwhile Bank of Rajasthan with effect from August 12, 2010.

Subsidiaries, Associates and Joint Ventures

The following table sets forth, certain information relating to our subsidiaries, associates and joint ventures at March 31, 2011.

Name	Year of formation	Activity	Ownership interest	Total income(1)		Net worth(2)		Total Assets(3)
			(in millions, except percentages)
ICICI Venture Funds Management Company Limited	January 1988	Private Equity/venture capital fund management	100.00%	Rs.	1,963	Rs.	1,173	Rs.	3,855
ICICI Securities Primary Dealership Limited	February 1993	Securities investment, trading and underwriting	100.00%		3,589		5,848		60,991
ICICI Prudential Asset Management Company Limited(4)	June 1993	Asset management company for ICICI Prudential Mutual Fund	51.00%		3,821		1,244		2,143
ICICI Prudential Trust Limited(4)	June 1993	Trustee company for ICICI Prudential Mutual Fund	50.80%		5		11		14
ICICI Securities Limited	March 1995	Securities broking & merchant banking	100.00%		7,082		2,913		10,434
TCW/ICICI Investment Partners Limited(5) (earlier known as TCW/ICICI Investment Partners LLC)	April 1995	Asset management	50.00%		0.01		20		20
ICICI International Limited	January 1996	Asset management	100.00%		49		73		81
ICICI Bank Eurasia LLC	May 1998	Banking	100.00%		1,007		3,472		14,647
ICICI Trusteeship Services Limited	April 1999	Trusteeship services	100.00%		1		3		3
ICICI Home Finance Company Limited	May 1999	Housing finance	100.00%		12,464		13,404		91,442
ICICI Investment Management Company Limited	March 2000	Asset management	100.00%		38		126		143
ICICI Securities Holdings Inc.	June 2000	Holding company	100.00%		26		589		594
ICICI Securities Inc.	June 2000	Securities broking	100.00%		35		4		94
ICICI Prudential Life Insurance Company Limited(4)	July 2000	Life insurance	73.88%		242,448		20,849		690,706
ICICI Lombard General Insurance Company Limited(4)	October 2000	General insurance	73.55%		54,613		19,440		82,287
ICICI Bank UK PLC	February 2003	Banking	100.00%		13,495		30,475		287,282
ICICI Bank Canada	September 2003	Banking	100.00%		9,929		45,460		208,860
ICICI Prudential Pension Funds Management Company Limited(6)	April 2009	Pension fund management	100.00%		8		110		116

(1)	Total income represents gross income from operations and other income.

(2)	Net worth represents share capital/unit capital, share application money and reserves and surplus.

(3)	Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances).

(4)
The financial statements of these jointly controlled entities have been consolidated as per AS 21 on “Consolidated Financial Statements” consequent to the limited revision to AS 27 on “Financial Reporting of Interests in Joint Ventures”.

(5)	The entity has been consolidated as per the proportionate consolidation method as prescribed by AS 27 on “Financial Reporting of Interests in Joint Ventures”.

(6)	ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.

The following table sets forth certain information on other significant entities whose results were included in the consolidated financial statements under Indian GAAP at March 31, 2011. During fiscal 2011, Loyalty Solutions and Research Limited and ICICI West Bengal Infrastructure Development Corporation Limited ceased to be consolidated entities as our stake in these entities has been reduced below 20% and we do not exercise any control or significant influence on these entities. Accordingly, these entities are not included in the table.

Name	Year of formation	Activity	Ownership interest	Total income(1)	Net worth (2)	Total Assets (3)
			(in millions, except percentages)
Mewar Aanchalik Gramin Bank(4)	January 1983	Banking	35.00%	412	69	5,211
ICICI Kinfra Limited	January 1996	Infrastructure development consultancy	76.00%	6	14	19
Prize Petroleum Company Limited(5) ……	October 1998	Oil exploration and production	35.00%	14	330	336
ICICI Equity Fund	March 2000	Unregistered venture capital fund	100.00%	763	699	708
ICICI Eco-net Internet & Technology Fund	October 2000	Venture capital fund	92.12%	3	63	66
ICICI Emerging Sectors Fund	March 2002	Venture capital fund	99.31%	22	1,340	1,344
ICICI Strategic Investments Fund	February 2003	Unregistered venture capital fund	100.00%	124	2,676	2,677
I-Ven Biotech Limited	December 2003	Investment in research and development of biotechnology	100.00%	0.1	349	349
I-Process Services (India) Private Limited(5)	April 2005	Services related to back end operations	19.00%	372	(12)	88
I-Solutions Providers (India) Private Limited(5)	April 2005	Services related to sales and promotion activities	19.00%	14	9	77
ICICI Venture Value Fund	June 2005	Unregistered venture capital fund	54.35%	0.03	0.03	0.25
Financial Inclusion Network & Operations Limited(5)	June 2006	Support services for financial inclusion	27.65%	1,902	962	2,074
NIIT Institute of Finance, Banking and Insurance Training Limited(5)	June 2006	Education and training in banking and finance	18.94%	294	(70)	80
Rainbow Fund(5)	March 2008	Unregistered venture capital fund	23.91%	19	14	14
ICICI Merchant Services Private Limited(5)	July 2009	Merchant servicing	19.00%	204	2,921	3,841

(1)	Total income represents gross income from operations and other income.

(2)	Net worth represents share capital/unit capital (in case of venture capital funds) and reserves and surplus.

(3)	Total assets represent fixed assets, advances, and investments and gross current assets (including cash and bank balances).

(4)
During fiscal 2011, Mewar Aanchalik Gramin Bank has been accounted in accordance with the equity method as prescribed by AS 23 on “Accounting for investment in associates in consolidated financial statement” with effect from September 30, 2010.

(5)	These entities have been accounted in accordance with the equity method as prescribed by AS 23 on ‘Accounting for investments in associates in consolidated financial statements’.

At year-end fiscal 2011, all of our subsidiaries and joint ventures were incorporated in India, except the following seven companies:

•	ICICI Securities Holdings Inc., incorporated in the United States;

•	ICICI Securities Inc., incorporated in the United States;

•	ICICI Bank UK PLC (formerly ICICI Bank UK Limited), incorporated in the United Kingdom;

•	ICICI Bank Canada, incorporated in Canada;

•	ICICI Bank Eurasia Limited Liability Company, incorporated in Russia;

•	ICICI International Limited, incorporated in Mauritius; and

•	TCW/ICICI Investment Partners Limited, incorporated in Mauritius.

ICICI Securities Holdings Inc. is a wholly owned subsidiary of ICICI Securities Limited and ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holdings Inc. ICICI Securities Holdings Inc. and ICICI Securities Inc. are consolidated in ICICI Securities Limited’s financial statements. ICICI International Limited holds a 50.0% stake in TCW/ICICI Investment Partners Limited.

Technology

We continue to endeavor to be at the forefront of usage of technology in the financial services sector. We strive to use information technology as a strategic tool for our business operations, to gain a competitive advantage and to improve our overall productivity and efficiency. Our technology initiatives are aimed at enhancing value, offering customers greater convenience and improved service levels while optimizing costs. Our focus on technology emphasizes:

•	Electronic and online channels to:

•	offer easy access to our products and services;

•	reduce distribution and transaction costs;

•	new customer acquisition;

•	enhance existing customer relationships; and

•	reduce time to market.

•	The application of information systems to:

•	operational efficiency

•	effective marketing;

•	monitor and control risks;

•	identify, assess and capitalize on market opportunities; and

•	assist in offering improved products and services to customers.

We also seek to leverage our domestic technology capabilities in our international operations.

Technology Organization

We have dedicated technology groups for our products and services for retail, corporate, international and rural customers. Our Technology Management Group coordinates our enterprise-wide technology initiatives. Our Technology Infrastructure Group provides the technology infrastructure platform across all business technology groups to gain synergies in operation. The business technology groups review the individual requirements of the various business groups and the Information Security Group ensures that the customer information is secure.

Banking Application Software

We use banking applications like a core banking system, loan management system, and credit card management system, all of which are flexible and scalable and allow us to serve our growing customer base. A central stand-in server ensures services all days of the week, throughout the year, to the various delivery channels even if the primary systems are unavailable. In addition to our data center in Mumbai, we have built a new state -of -the -art data center in Hyderabad for centralized data base management, data storage and retrieval and a new disaster recovery center. Currently we are migrating to this data center and a substantial number of applications are running through this center.

Electronic and Online Channels

We use a combination of physical and electronic delivery channels to maximize customer choice and convenience, which has helped to differentiate our products in the marketplace. Our branch banking software is flexible and scalable and integrates seamlessly with our electronic delivery channels. At July 31, 2011, we had 6,583 ATMs across India. We offer a number of online banking services to our customers for both corporate and retail products and services. Our call centers across locations at Mumbai, Thane and Hyderabad are operational around the clock and are equipped with multiple leading edge systems such as interactive voice response systems, automatic call distribution, computer telephony integration and voice recorders. We seek to use the latest technology in these call centers to provide an integrated customer view to the call center agents to get a complete overview of the customer’s relationship with us. The database enables customer segmentation and assists the call agent in identifying and executing cross-selling opportunities.

We offer mobile banking services in India in line with our strategy to offer multi-channel access to our customers. This service has now been extended to all mobile telephone service providers across India and non-resident Indian customers in certain other countries where we have a presence.

High-Speed Electronic Communications Infrastructure

We have a nationwide data communications backbone linking all our channels and offices. The network is designed for extensive reach and redundancy, which are imperative in a vast country like India. The communications network is monitored 24 hours a day using advanced network management software.

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

We have centralized the systems of treasuries of all our international branches and subsidiaries. As a result, the processing of transactions as well as the applications used for deal entry are now centrally located and maintained out of India. This provides easier manageability and greater control.

Customer Relationship Management

We have implemented a customer relationship management solution for the automation of customer handling in all key retail products. The solution helps in tracking and timely resolution of various customer queries and issues. The solution has been deployed at the telephone banking call centers as well as at a large number of branches.

Data Warehousing and Data Mining

We have a data warehouse for customer data aggregation and data mining initiatives. We have implemented an enterprise application integration initiative across our retail and corporate products and services, to link various products, delivery and channel systems. This initiative follows from our multi-channel customer service strategy and seeks to deliver customer related information consistently across access points. It also aims to provide us with valuable information to compile a unified customer view and creates various opportunities associated with cross-selling and upselling other financial products.

Data Center and Disaster Recovery System

We have commissioned and built a new data center at Hyderabad, which is designed to optimize energy efficiency and accommodate high server densities. We are currently in the process of relocating our data center to Hyderabad from our existing facility in Mumbai.

We have also completed the design for a new disaster recovery data center at Jaipur and construction is in progress. Our current disaster recovery data center at Hyderabad can host all critical banking applications in the event of a disaster at the primary site.

We have developed business continuity plans, which would help facilitate continuity of critical businesses in the event of a disaster. These plans are tested periodically under live or simulated scenarios. These plans have been prepared in line with the guidelines issued by the Reserve Bank of India and have been approved by our board of directors.

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

Commercial Banking Products and Services for Retail Customers

In the retail markets, competition is primarily from foreign and Indian commercial banks and housing finance companies. Foreign banks have product and delivery capabilities but are likely to focus on limited customer segments and geographical locations since they have a smaller branch network than Indian commercial banks. Foreign banks in aggregate had only 298 branches in India at March 31, 2011. Indian public sector banks have wide distribution networks but generally relatively less strong technology and marketing capabilities while private sector banks have a relatively smaller branch network but stronger technology capabilities. With the implementation of technology-based core banking solutions, public sector banks have become more competitive in selling products and services to retail customers. In addition some specialized non-bank finance companies have increased market share in certain segments of retail banking products. We seek to compete in this market through a full product portfolio and effective distribution channels, which include branches, agents, robust credit processes and collection mechanisms, experienced professionals and superior technology.

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

Commercial Banking Products and Services for International Customers

Our international strategy focused on India-linked opportunities in the initial stages. In our international operations, we face competition from Indian public sector banks with overseas operations, foreign banks with products and services targeted at non-resident Indians and Indian businesses and other service providers such as remittance services. Foreign banks have become more competitive in providing financing to Indian businesses leveraging their strength of access to lower cost foreign currency funds. We are seeking to position ourselves as an Indian bank offering globally-benchmarked products and services with an extensive distribution network in India to gain competitive advantage. We seek to leverage our technology capabilities developed in our domestic businesses to offer convenience and efficient services to our international customers. We also seek to leverage our strong relationships with Indian corporations in our international business.

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

Insurance and Asset Management

Our insurance and asset management joint ventures face competition from existing dominant public sector players as well as new private sector players. We believe that the key competitive strength of our insurance joint ventures is the combination of our experience in the Indian financial services industry with the global experience and skills of our joint venture partners. We believe that ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Prudential Asset Management Company have built strong product, distribution and risk management capabilities, achieving market leadership positions in their respective businesses. According to data published by the Insurance Regulatory and Development Authority of India, ICICI Prudential Life Insurance Company had a retail market share of about 7.3% in new business written (on a retail weighted received premium basis) during fiscal 2011. ICICI Lombard General Insurance Company had a market share of about 9.6% in gross written premiums during fiscal 2011. See also “Business—Insurance”. ICICI Prudential Asset Management Company manages the ICICI Prudential Mutual Fund, which was among the top three mutual funds in India in terms of average funds under management.

Employees

At year-end fiscal 2011, we had 79,978 employees, including sales executives and employees on fixed term contracts and interns, compared to 74,056 employees at year-end fiscal 2010 and 91,777 employees at year-end fiscal 2009. Of these, 56,969 employees were employed by ICICI Bank in fiscal 2011, an increase from 41,068 at year-end fiscal 2010. The increase in the employee base was due to converting sales executives to full time employees of the Bank and the addition of employees of the Bank of Rajasthan. Of our 79,978 employees at year-end fiscal 2011, approximately 31,863 were professionally qualified, holding degrees in management, accountancy, engineering, law, computer science, economics or banking. We expect an increase in the number of employees of ICICI Bank in view of the anticipated growth in our business.

We dedicate a significant amount of senior management time to ensuring that employees remain highly motivated and perceive the organization as a place where opportunities abound, innovation is fuelled, teamwork is valued and success is rewarded. Employee compensation is clearly tied to performance and we encourage the involvement of our employees in overall performance and profitability of the Bank. A performance appraisal system has been implemented to assist management in career development and succession planning. Management believes that it has good relationships with its employees.

ICICI Bank has an employee stock option scheme to encourage and retain high-performing employees. Pursuant to the employee stock option scheme as amended by the Scheme of Amalgamation in relation to the merger of ICICI Limited and ICICI Bank Limited and further amended in September 2004, up to 5.0% of the aggregate of our issued equity shares at the time of grant of the stock options can be allocated under the employee stock option scheme. The stock options entitle eligible employees to apply for equity shares. The grant of stock options is approved by ICICI Bank’s board of directors on the recommendations of the Board Governance, Remuneration and Nomination Committee. The eligibility of each employee is determined based on an evaluation including the employee’s work performance, technical knowledge and leadership qualities. See also “Management—Compensation and Benefits to Directors and Officers—Employee Stock Option Scheme.”

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

In addition to basic compensation, employees of ICICI Bank are eligible to receive loans from ICICI Bank at subsidized rates and to participate in its provident fund and other employee benefit plans. The provident fund, to which both ICICI Bank and its employees contribute a defined amount, is a savings scheme, required by government regulation, under which ICICI Bank at present is required to pay to employees a minimum annual return as specified from time to time, which had been specified at 9.5% for fiscal 2011. If such return is not generated internally by the fund, ICICI Bank is liable for the difference. ICICI Bank’s provident fund has generated sufficient funds internally to meet the minimum annual return requirement since inception of the funds. ICICI Bank has also set up a superannuation fund to which it contributes defined amounts. The employees have been given an option to opt out of the superannuation fund and in such cases the defined amounts are paid as part of monthly salary. In addition, ICICI Bank contributes specified amounts to a gratuity fund set up pursuant to Indian statutory requirements.

The following table sets forth, at the dates indicated, the number of employees in ICICI Bank and its consolidated subsidiaries and other consolidated entities.

	At March 31,
	2009			2010			2011
	Number		% to total	Number		% to total	Number		% to total
ICICI Bank Limited	51,835		56.5%	41,068		55.9%	56,969		71.23%
ICICI Prudential Life Insurance Company Limited	24,518		26.7%	20,295		27.8	13,393		16.75
ICICI Lombard General Insurance Company Limited	5,697		6.2%	4,650		6.3	4,264		5.33
ICICI Home Finance Company Limited	4,221	(2)	4.6%	3,077	(3)	4.1	360	(4)	0.45
ICICI Prudential Asset Management Company Limited	935		1.0%	774		1.0	857		1.07
ICICI Securities Limited	3,692		4.0%	3,480		4.0	3,462		4.33
ICICI Securities Primary Dealership Limited	75		0.1%	75		0.1	72		0.09
Others	804		0.9%	637		0.8	601		0.75
Total number of employees(1)	91,777		100.0%	74,056		100.0%	79,978		100.00%

(1)	Includes interns, sales executives and employees on fixed-term contract totaling 2,033 at year-end fiscal 2011, 6,456 at year-end fiscal 2010 and 18,415 at year-end fiscal 2009.

(2)	Including 886 employees deputed from ICICI Bank.

(3)	Including 715 employees deputed from ICICI Bank.

(4)	Including 260 employees deputed from ICICI Bank

Properties

Our registered office is located at Landmark, Race Course Circle, Vadodara 390 007, Gujarat, India. Our corporate headquarters is located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, India.

ICICI Bank had a principal network consisting of 2,529 branches and 6,104 ATMs at year-end fiscal 2011. As of July 31, 2011 we had a network of 2,534 branches. These facilities are located throughout India. In addition to the branches, extension counters and ATMs, ICICI Bank has 39 controlling/administrative offices including the registered office at Vadodara and the corporate headquarters at Mumbai, 44 regional processing centers and three central processing centers, two located in Mumbai and one in Hyderabad. We have branches in Bahrain, Dubai International Finance Center, Hong Kong, Qatar, Singapore, Sri Lanka and the United States and one representative office each in Abu Dhabi, Bangladesh, China, Dubai, Indonesia, Malaysia, South Africa and Thailand. ICICI Bank also provides residential and holiday home facilities to employees at subsidized rates. At March 31, 2011, ICICI Bank had 847 apartments for its employees.

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

The following penalties were imposed and paid by us in the past:

•	In fiscal 2006, the Reserve Bank of India imposed a penalty of Rs. 0.5 million on us in connection with our role as collecting bankers in certain public equity offerings by companies in India.

•	In fiscal 2011, the Reserve Bank of India imposed a penalty of Rs. 0.5 million on us in connection with Know Your Customer guidelines.

•
The Securities and Futures Commission, Hong Kong charged us with carrying on the business of dealing in securities in Hong Kong between June 15, 2004 and March 8, 2006, without having the requisite license. The Eastern Magistrate’s Court, Hong Kong, on April 10, 2007 fined us a sum of HK$ 40,000 and ordered us to reimburse prosecution costs of HK$ 54,860.

•
In fiscal 2012, the Reserve Bank of India imposed a penalty of Rs 1.5 million in connection with non-compliance of certain instructions issued by the Reserve Bank of India with respect to our derivative business.

See also “Risk Factors—Risks Relating to Our Business—We experienced rapid international growth in earlier years which has increased the complexity of the risks that we face,” “—There is operational risk associated with the financial industry which, when realized, may have an adverse impact on our business,” “—We are involved in various litigations. Any final judgment awarding material damages against us could have a material adverse impact on our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs” and “—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment.”

At year-end fiscal 2011, our contingent tax liability was assessed at an aggregate of Rs. 20.0 billion, mainly pertaining to income tax and sales tax/value added tax demands by the government of India’s tax authorities for past years. We have appealed each of these tax demands. The consequence of inquiries initiated by the tax authorities cannot be quantified, as we believe that such proceedings are likely to be dropped by the tax authorities or will not be upheld by judicial authorities. Based on consultation with counsel and favorable decisions in our own and other cases as set out below, management believes that the tax authorities are not likely to be able to substantiate their tax assessments and, accordingly, we have not provided for these tax demands at year-end fiscal 2011. Disputed tax issues that are classified as remote are not disclosed as contingent liabilities by us. Of the contingent tax liability of Rs. 20.0 billion:

•	Rs. 5.5 billion relates to appeals filed by the tax authorities against decisions in our favor. The matters are currently pending adjudication.

•
Rs. 1.3 billion relates to sales tax/value added tax assessment, where we are relying on a favorable decision in our own/other precedent cases and opinions from counsel. The disputed issues mainly pertain to tax on interstate/import leases by various state government authorities in respect of lease transactions entered into by the Bank, value added tax on the sale of repossessed assets and bullion related matters.

•
Rs. 13.2 billion relates to appeals filed by us in respect of assessments mainly pertaining to income tax, where we are relying on favorable precedent decisions of the appellate court and expert opinions. The main issues are detailed below:

•
Rs. 3.6 billion relates to the disallowance of depreciation claims on leased assets. In respect of depreciation claimed by us for fiscal 1993 and fiscal 1994 amounting to Rs. 0.50 billion on two sale and leaseback transactions, the Income Tax Appellate Tribunal, Mumbai held that these transactions were tax planning tools and no depreciation was allowable. The appeals filed by the Bank before the High Court have been admitted and are pending disposal. In subsequent judgments in our own case, the Tax Appellate Tribunal and lower appellate authorities have held that other similar lease transactions are genuine and allowed depreciation on finance leases including sale and leaseback transactions.

•
Rs. 3.4 billion relates to whether interest expenses can be attributed to earning tax-exempt dividend income. We believe that no interest can be allocated thereto as there are no borrowings earmarked for investment in shares and our interest free funds are sufficient to cover investments in the underlying shares.

•
Rs. 2.0 billion relates to taxability of amounts withdrawn from the Special Reserve. ICICI had maintained two special reserve accounts, “Special Reserve created up to Assessment Year 1997-98” and “Special Reserve created and maintained from Assessment Year 1998-99”. Withdrawal made from the “Special Reserve created up to Assessment Year 1997-98” was assessed as taxable by the tax authorities. In a recent judgment in our own case, the Tribunal has granted relief in respect of withdrawal of the special reserve created up to Assessment Year 1997-98.

•
Rs. 1.7 billion relates to taxation of the Emerging Sector Fund. During fiscal 2011, the Deputy Commissioner of Income Tax completed the assessment of the Emerging Sector Fund for fiscal 2008, and raised a demand of Rs.1.7 billion (inclusive of interest). The Emerging Sector Fund has filed an appeal with Commissioner of Income Tax (Appeals) against the assessment order and the final outcome is awaited.

Accordingly, we have not provided for these tax demands but have disclosed them as a contingent liability in the financial statements. During the year, the possibility of disputed additions amounting to Rs. 16.9 billion in respect of bad debts written off and levy of penalty, pending in appeals preferred by us, has been considered remote based on favorable Apex Court decisions in other similar cases.

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

ICICI Bank held a total provision of Rs. 292 million at year-end fiscal 2011 for 422 cases with claims totaling approximately Rs. 861 million, where an unfavorable outcome was deemed probable and in respect of which a reliable estimate could be made. Of the total provision made, Rs. 269 million is provided for 418 cases with claims of Rs. 780 million and Rs. 23 million is provided for four cases with amount of Rs. 81 million which is the claims of sale proceeds received from the court against an undertaking.

For cases where an unfavorable outcome is deemed to be reasonably possible but not probable, the amount of claims against ICICI Bank was included in contingent liabilities. At year-end fiscal 2011, such claims amounted to a total of Rs. 255 million in connection with 59 cases. It is not possible to estimate the possible loss or range of possible losses for these cases due to the nature of the cases.

For cases where the possibility of an unfavorable outcome is deemed remote, ICICI Bank did not make a provision, nor had included the amount of the claims in these cases in its contingent liabilities.

In some instances, civil litigants name our directors as co-defendants in lawsuits against ICICI Bank. There were 193 such cases at year-end fiscal 2011.

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

At year-end fiscal 2011, there were 41 litigations which included those assessed as ‘Probable’, ‘Possible’ and ‘Remote’ liability on the Bank, each involving a claim of Rs. 10 million and more against ICICI Bank, in the aggregate amount of approximately Rs. 13.9 billion (to the extent quantifiable and including amounts claimed jointly and severally from us and other parties). The following are the litigations where amounts claimed from ICICI Bank are Rs. 1.0 billion or higher:

•
In 2002, we filed a suit before the Debt Recovery Tribunal, Ahmedabad against Gujarat Telephone Cables Limited for the recovery of term loans, debentures and working capital finance provided by us. We sold our exposure to Asset Reconstruction Company (India) Limited in 2004. The borrower filed a suit in the Civil Court claiming damages of Rs. 10.0 billion jointly and severally from the State Bank of India, Bank of Baroda, United Western Bank, UTI Bank, Bank of India, Asset Reconstruction Company (India) Limited and us. We filed an application for rejection of the suit. The company thereafter went into liquidation and notice was served on the official liquidator. The Civil Court pronounced the order on September 6, 2011, directing the suit to be presented before the Debt Recovery Tribunal, Ahmedabad.

•
In 1999, we filed a suit in the Debt Recovery Tribunal, Delhi against Esslon Synthetics Limited and its Managing Director (in his capacity as guarantor) for recovery of amounts totaling Rs. 169 million due from Esslon Synthetics Ltd. In May 2001, the guarantor filed a counterclaim for an amount of Rs. 1.0 billion against us and other lenders who had extended financial assistance to Esslon Synthetics on the grounds that he had been coerced by officers of the lenders into signing an agreement between LML Limited, Esslon Synthetics and the lenders on account of which he suffered, among other things, loss of business. Esslon Synthetics Limited filed an application to amend the counterclaim in January 2004. We have filed our reply to the application for amendment. The guarantor has also filed an interim application on the ground that certain documents have not been exhibited, to which we have filed our reply stating that the required documents are neither relevant nor necessary for adjudicating the dispute between the parties. In the meantime, Industrial Development Bank of India has challenged the order of the Debt Recovery Tribunal, Delhi, whereby the Debt Recovery Tribunal allowed LML Limited to be included in the list of parties. The Debt Recovery Appellate Tribunal, Delhi has passed an interim stay order against the Debt Recovery Tribunal proceedings. The Debt Recovery Tribunal will next hear the matter on October 18, 2011. In the liquidation proceeding before the High Court at Allahabad, the official liquidator attached to the Allahabad High Court has sold the assets of Esslon Synthetics for Rs. 61 million in November 2002. We have filed the claim with the official liquidator attached to the Allahabad High Court for our dues. The official liquidator has informed us that the claim of the Bank has been allowed and that the amount payable to the Bank is Rs.

12 million. We have filed an affidavit before the official liquidator for disbursement of the pari passu amount and the official liquidator has released Rs. 9 million to the Bank and the balance of the pari passu amount will be disbursed after settlement of dues of the employees of the company.

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

American Depository Receipt Fees and Payments

Fees and Charges Payable by Holders of our ADSs

The fees and charges payable by holders of our ADSs include the following:

(i)       a fee not in excess of US$ 0.05 per ADS is charged for each issuance of ADSs including issuances resulting from distributions of shares, share dividends, share splits, bonuses and rights distributions ;

(ii)      a fee not in excess of US$ 0.05 per ADS is charged for each surrender of ADSs in exchange for the underlying deposited securities;

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

Fees and Other Payments Made by the Depositary

Since the commencement of the Bank’s most recent fiscal year, the Bank has not received any direct payments or reimbursements from the depositary relating to the Bank’s ADR program. The Bank has not received any other reimbursements or payments from the depositary, either directly or indirectly, during fiscal 2011.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following discussion and tables are based on our audited consolidated financial statements and accompanying notes prepared in accordance with Indian GAAP. For a reconciliation of net income and stockholders’ equity to U.S. GAAP, a description of significant differences between Indian GAAP and U.S. GAAP and certain additional information required under U.S. GAAP, see notes 20 and 21 to our consolidated financial statements included in this annual report. For selected financial data in accordance with U.S. GAAP, see “Selected U.S. GAAP Financial Data.”

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

The consolidated financial statements for fiscal 2007, 2008, 2009 and 2010 were audited by B S R & Co., Chartered Accountants and for fiscal 2011 by S.R. Batliboi & Co., Chartered Accountants, under auditing standards issued by the Institute of Chartered Accountants of India. The consolidated financial statements for fiscal 2007, 2008, 2009, 2010 and 2011 have also been audited by KPMG, an independent registered public accounting firm in India, in accordance with the auditing standards of the United States Public Company Accounting Oversight Board. Our Indian GAAP financial statements, along with the reconciliation of net profit and stockholders’ equity to U.S. GAAP, including the notes to these financial statements, audited by KPMG are set forth at the end of this annual report.

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

Operating Results Data

The following table sets forth, for the periods indicated, our operating results data.

	Year ended March 31,
	2007		2008		2009		2010		2011		2011(1)
	(in millions, except per common share data)
Selected income statement data:
Interest income(2), (3)	Rs.	240,026	Rs.	340,950	Rs.	362,507	Rs.	301,537	Rs.	300,814	US$	6,754
Interest expense		(176,757)		(257,670)		(264,873)		(207,292)		(193,426)		(4,343)
Net interest income		63,268		83,280		97,634		94,245		107,388		2,411
Non-interest income(3)		173,612		259,581		279,024		294,461		315,133		7,075
Total income		236,881		342,861		376,658		388,706		422,521		9,486
Non-interest expenses:
Operating expenses(4)		(79,289)		(110,070)		(108,136)		(94,343)		(100,627)		(2,259)
Direct marketing agency expenses(5)		(15,602)		(15,750)		(6,122)		(2,413)		(2,579)		(58)
Depreciation on leased assets		(1,883)		(1,821)		(2,101)		(1,417)		(789)		(18)
Expenses pertaining to insurance business		(83,358)		(142,793)		(165,499)		(179,160)		(209,029)		(4,693)
Total non-interest expenses		(180,132)		(270,434)		(281,858)		(277,333)		(313,024)		(7,028)
Operating profit before provisions		56,749		72,427		94,800		111,373		109,497		2,458
Provisions and contingencies		(22,774)		(30,178)		(45,117)		(45,587)		(25,600)		(575)
Profit before tax		33,975		42,249		49,683		65,786		83,897		1,883
Provision for tax(6)		(7,641)		(11,097)		(15,889)		(17,352)		(20,715)		(465)
Profit after tax		26,334		31,152		33,794		48,434		63,182		1,418
Minority interest		1,272		2,830		1,975		(1,731)		(2,249)		(50)
Net profit	Rs.	27,606	Rs.	33,982	Rs.	35,769	Rs.	46,703	Rs.	60,933	US$	1,368
Per common share:
Earnings per share-basic(7)	Rs.	30.92	Rs.	32.19	Rs.	32.13	Rs.	41.93	Rs.	53.54	US$	1.20
Earnings per share-diluted(8)		30.75		32.00		32.07		41.72		53.25		1.20
Dividend per share(9)		10.00		11.00		11.00		12.00		14.00		0.31
Book value(10)		256.72		385.73		396.15		436.48		452.89		10.17
Equity shares outstanding at the end of the period (in millions of equity shares)		899		1,113		1,113		1,115		1,152		1,152
Weighted average equity shares outstanding - basic (in millions of equity shares)		893		1,056		1,113		1,114		1,138		1,138
Weighted average equity shares outstanding – diluted (in millions of equity shares)		898		1,062		1,115		1,118		1,143		1,143

(1)
Rupee amounts for fiscal 2011 have been translated into U.S. dollars using the exchange rate of Rs. 44.54 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2011.

(2)
Interest income includes interest on rupee and foreign currency loans and advances (including bills) and hire purchase receivables and gains/(losses) on sell-down of loans. Interest income also includes interest on income tax refund of Rs. 1.0 billion, Rs. 880 million, Rs. 3.4 billion, Rs. 1.2 billion and Rs. 1.7 billion for fiscal 2007, 2008, 2009, 2010 and 2011 respectively.

(3)
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

(4)
Operating expenses primarily includes employee expenses, establishment expenses, depreciation on fixed assets, amortization of expenses related to early retirement option scheme and other general office expenses. Operating expenses for fiscal years 2007 and 2008 include Rs. 384 million in each year, Rs. 118 million for fiscal 2009, nil for fiscal 2010 and 2011 on account of amortization of expenses related to our early retirement option scheme over a period of five years as approved by the Reserve Bank of India.

(5)	Includes commissions paid to direct marketing agents or associates in connection with sourcing our retail assets. These commissions are expensed upfront and not amortized over the life of the loan.
(6)
Includes income tax (net of deferred tax), wealth tax and fringe benefit tax. The levy of fringe benefit tax is not applicable as Finance (No. 2) Act, 2009 has abolished fringe benefit tax with effect from fiscal 2010.

(7)	Earnings per share is computed based on the weighted average number of shares and represents net profit/(loss) per share before dilutive impact.
(8)
Earnings per share is computed based on the weighted average number of shares and represents net profit/(loss) per share adjusted for full dilution. Options to purchase 123,500, 40,000, 5,098,000, 9,238,020 and 13,503,150 equity shares granted to employees at a weighted average exercise price of Rs. 849.2, Rs. 1,135.3, Rs. 914.4, Rs. 926.3 and Rs. 944.7 were outstanding in fiscal 2007, 2008, 2009, 2010 and 2011 respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares during the period.

(9)
In India, dividends for a fiscal year are normally declared and paid in the following year. For fiscal 2007, we declared dividend of Rs. 10.00 per equity share which was paid in fiscal 2008. We declared a dividend of Rs. 11.00 per equity share for each of fiscal years 2008 and 2009, which were paid in fiscal 2009 and fiscal 2010 respectively. We declared a dividend of Rs. 12.00 per equity share for fiscal 2010 which was paid in fiscal 2011. We declared a dividend of Rs. 14.00 per equity share for fiscal 2011 which was paid in fiscal 2012. The dividend per equity share shown above is based on the total amount of dividends declared for the year, exclusive of dividend tax.

(10)
Represents equity share capital, employees’ stock options outstanding and reserves and surplus reduced by deferred tax asset, goodwill, debit balance in the profit and loss account and early retirement option expenses, not written off.

The following table sets forth, for the periods indicated, selected income statement data expressed as a percentage of average total assets for the respective period. For fiscal 2007 and 2008, the average balances for a fiscal year are the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that year. For fiscal 2009, 2010 and 2011, the average balances are the sum of the daily average balances outstanding for ICICI Bank, except for the averages of overseas branches which were calculated on a monthly basis until October 31, 2010 and on a fortnightly basis thereafter and the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that year for subsidiaries and other consolidated entities.

	Year ended March 31,
	2007	2008	2009	2010	2011
Selected income statement data:
Interest income	7.38%	7.82%	7.40%	6.12%	5.84%
Interest expense	(5.44)	(5.91)	(5.41)	(4.21)	(3.75)
Net interest income	1.94	1.91	1.99	1.91	2.09
Non-interest income	5.34	5.95	5.70	5.98	6.11
Total income	7.28	7.86	7.69	7.89	8.20
Operating expenses	(2.44)	(2.53)	(2.21)	(1.91)	(1.95)
Direct marketing agency expenses	(0.48)	(0.36)	(0.12)	(0.05)	(0.05)
Depreciation on leased assets	(0.06)	(0.04)	(0.04)	(0.03)	(0.02)
Expenses pertaining to insurance business	(2.56)	(3.27)	(3.38)	(3.64)	(4.05)
Non-interest expenses	(5.54)	(6.20)	(5.75)	(5.63)	(6.07)
Operating profit before provisions	1.74	1.66	1.94	2.26	2.13
Provisions and contingencies	(0.70)	(0.69)	(0.92)	(0.93)	(0.50)
Profit before tax	1.04	0.97	1.01	1.34	1.63
Provision for tax	(0.24)	(0.25)	(0.32)	(0.35)	(0.40)
Profit after tax	0.80	0.72	0.69	0.98	1.23
Minority interest	0.04	0.06	0.04	(0.04)	(0.04)
Net profit	0.84%	0.78%	0.73%	0.95%	1.19%

The following table sets forth, for the periods indicated, our selected financial data.

	At or for the year ended March 31,
	2007		2008		2009		2010		2011		2011(1)
	(in millions, except percentages)
Selected balance sheet data:
Total assets	Rs.	3,943,347	Rs.	4,856,166	Rs.	4,826,910	Rs.	4,893,473	Rs.	5,337,679	US$	119,840
Investments		1,206,167		1,600,468		1,481,070		1,863,198		2,096,528		47,071
Advances, net		2,113,994		2,514,016.7		2,661,305		2,257,781		2,560,193		57,481

Non-performing customer assets (gross)(2)		42,557		77,963		99,921		105,821		111,575		2,505
Total liabilities		3,703,697		4,408,944		4,359,134		4,380,508		4,784,654		107,423
Deposits		2,486,136		2,769,832		2,618,558		2,415,723		2,591,060		58,174
Borrowings (includes subordinated debt and redeemable non-cumulative preference shares)		832,307		1,073,238		1,160,663		1,156,983		1,258,389		28,253
Equity share capital		8,993		11,127		11,133		11,149		11,518		259
Reserves and surplus		230,657		436,095		456,642		501,816		541,507 (3)		12,158
Period average(4):
Total assets		3,250,679		4,361,169		4,898,664		4,930,720		5,155,292		115,745
Interest-earning assets		2,728,532		3,627,576		4,182,862		4,060,883		4,157,164		93,335
Advances, net		1,763,886		2,284,649		2,578,553		2,395,300		2,350,205		52,766
Total liabilities(5)		3,018,689		3,994,367		4,415,984		4,418,129		4,595,618		103,184
Interest-bearing liabilities		2,707,456		3,503,058		3,878,871		3,713,343		3,717,501		83,464
Borrowings		692,462		964,858		1,301,193		1,308,823		1,303,276		29,261
Stockholders’ equity		231,990		366,802		482,680		512,591		559,674		12,566
Profitability:
Net profit as a percentage of:
Average total assets		0.84%		0.78%		0.73%		0.95%		1.19%
Average stockholders’ equity		11.90		9.26		7.41		9.05		10.89
Dividend payout ratio(6)		32.91		36.13		34.24		28.65		26.46
Spread(7)		2.27		2.04		1.93		1.95		2.12
Net interest margin(8)		2.32		2.30		2.43		2.42		2.67
Cost-to-income ratio(9)		40.38		36.89		30.50		24.98		24.47
Cost-to-average assets ratio(10)		2.92		2.89		2.33		1.96		2.00
Capital(11):
Average stockholders’ equity as a percentage of average total assets		7.14%		8.41%		9.85%		10.40%		10.86%
Average stockholders’ equity (including preference share capital) as a percentage of average total assets		7.24%		8.49%		9.92%		10.47%		10.92%
Asset quality:
Net restructured assets as a percentage of net customer assets		2.21%		1.77%		2.10%		2.36%		0.65%
Net non-performing assets as a percentage of net customer assets(12)		0.92%		1.36%		1.67%		1.84%		1.06%
Provision on restructured assets as a percentage of gross restructured assets		3.14%		3.25%		2.83%		4.40%		4.58%
Provision on non-performing assets as a percentage of gross non-performing assets		52.28%		53.91%		52.62%		55.83%		71.25%
Provision as a percentage of gross customer assets(13)		1.71%		2.20%		2.45%		3.02%		3.25%

(1)
Rupee amounts at year-end fiscal 2011 have been translated into U.S. dollars using the exchange rate of Rs. 44.54 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2011.

(2)
Until March 31, 2008, this figure includes suspended interest on working capital loans and claims received from Export Credit Guarantee Corporation of India/Deposit Insurance Credit Guarantee Corporation.

(3)	Includes balance in employees stock options outstanding which will be transferred to “Equity share capital” or “Reserves and surplus” on exercise/lapsation of options.
(4)
For fiscal 2007 and 2008, the average balances for a fiscal year are the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that year. For fiscal 2009, 2010 and 2011, the average balances are the sum of daily average balances outstanding for ICICI Bank, except for the averages of overseas branches which were calculated on a monthly basis until October 31, 2010 and on a fortnightly basis thereafter and the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that year for subsidiaries and other consolidated entities.

(5)	Includes preference share capital and minority interest, but does not include stockholders’ equity.
(6)	Represents the ratio of total dividends paid on equity share capital, exclusive of dividend tax, as a percentage of net profit.
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

(10)	Represents the ratio of non-interest expense (excluding lease depreciation and expenses pertaining to insurance business) to average total assets.
(11)
ICICI Bank’s capital adequacy is computed in accordance with the Basel II norms stipulated by the Reserve Bank of India and is based on unconsolidated financial statements prepared in accordance with Indian GAAP and based on consolidated financial statements as per the Reserve Bank of India guidelines on consolidated prudential report. At year-end fiscal 2011, ICICI Bank’s total capital adequacy ratio at the unconsolidated level was 19.5% with a tier I capital adequacy ratio of 13.2% and a tier II capital adequacy ratio of 6.3%. At year-end fiscal 2011, the total capital adequacy ratio of the Bank at the consolidated level was 19.9% with a tier I capital adequacy ratio of 12.7% and a tier II capital adequacy ratio of 7.2%.

(12)	Includes loans identified as non-performing/impaired in line with the guidelines issued by regulators of the respective subsidiary.
(13)	Includes general provision on standard assets.

Selected U.S. GAAP Financial Data

The following table sets forth, certain selected financial data under generally accepted accounting principles adopted in the United States.

	At or for the year ended March 31,
	2007		2008		2009		2010		2011		2011(1)
	(in millions)
Net income/(loss) attributable to ICICI Bank’s shareholders’	Rs.	31,271	Rs.	33,111	Rs.	34,449	Rs.	45,250	Rs.	54,027	US$	1,211
Total assets		3,995,402		4,993,632		5,012,346		4,820,604		5,235,877		117,554
ICICI Bank’s stockholders’ equity		240,980		464,755		485,847		523,063		590,116		13,249
Other comprehensive income/(loss)		(3,241)		(4,611)		(5,741)		(246)		(1,332)		(30)
Per equity share
Net income/(loss) from continuing operation-basic(2)		35.02		31.37		30.95		40.63		47.48		1.06
Net income/(loss) from continuing operation-diluted(3)		34.79		30.87		30.78		40.35		47.23		1.06
Dividend(4)		8.50		10.00		11.00		11.00		12.00		0.27

(1)
Rupee amounts for fiscal 2011 have been translated into U.S. dollars using the exchange rate of Rs. 44.54 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2011.

(2)	Represents net income/(loss) before dilutive impact.
(3)
Represents net profit/(loss) adjusted for full dilution. Options to purchase 123,500, 40,000, 5,098,000, 9,238,020 and 13,503,150 equity shares granted to employees at a weighted average exercise price of Rs. 849.2, Rs. 1,135.3, Rs. 914.4, Rs. 926.3 and Rs. 944.7 were outstanding in fiscal 2007, 2008, 2009, 2010 and 2011 respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares during the period.

(4)
In India, dividends for a fiscal year are normally declared and paid in the following year. For fiscal 2007, we declared a dividend of Rs. 10.00 per equity share, which was paid in fiscal 2008. For fiscal 2008 and fiscal 2009, we declared dividend of Rs. 11.00 per equity share which was paid in fiscal 2009 and fiscal 2010 respectively. For fiscal 2010, we declared dividend of Rs. 12.00 per equity share, which was paid in fiscal 2011. For fiscal 2011, we declared dividend of Rs. 14.00 per equity share which was paid out in fiscal 2012. The dividend per equity share shown above is based on the total amount of dividends paid for the year, exclusive of dividend tax. This was different from the dividend declared for the year. In U.S. dollar terms, the dividend paid was US$ 0.27 per equity share for fiscal 2011.

(5)
The operating profit before provisions under generally accepted accounting principles adopted in the United States was Rs. 87.7 billion for fiscal 2011, Rs. 99.6 billion for fiscal 2010 and Rs. 89.1 billion for fiscal 2009.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements. The following discussion is based on our audited consolidated financial statements and accompanying notes prepared in accordance with Indian GAAP, which varies in certain significant respects from U.S. GAAP. For a reconciliation of net income and stockholders’ equity to U.S. GAAP, a description of significant differences between Indian GAAP and U.S. GAAP and certain additional U.S. GAAP information, see notes 20 and 21 to our consolidated financial statements included herein.

Executive Summary

Introduction

We are a diversified financial services group offering a wide range of banking and financial services to corporate and retail customers through a variety of delivery channels. We are the largest private sector bank in India and the second largest bank in India, in terms of total assets. Apart from banking products and services, we offer life and general insurance, asset management, securities brokering and private equity products and services through specialized subsidiaries. Our total assets at year-end fiscal 2011 were Rs. 5,337.7 billion. Our net worth at year-end fiscal 2011 was Rs. 546.8 billion. During fiscal 2011, our net profit was Rs. 60.9 billion compared to Rs. 46.7 billion during fiscal 2010.

Our primary business consists of commercial banking operations for retail and corporate customers. Our commercial banking operations for retail customers consist of retail lending and deposit taking and distribution of third party investment products. We deliver our products and services through a variety of channels, including bank branches, ATMs, call centers, internet and mobile phones. We had a network of 2,529 branches and 6,104 ATMs in India at year-end fiscal 2011. These figures include 457 deposit taking branches and 130 ATMs of the Bank of Rajasthan, a private sector bank that merged with us with effect from the close of business on August 12, 2010. We provide a range of commercial banking and project finance products and services, including loan products, fee and commission-based products and services, deposit products and foreign exchange and derivatives products to India’s leading corporations, middle market companies and small and medium enterprises. We also offer agricultural and rural banking products. We earn interest and fee income from our commercial banking operations.

In our international banking operations, our primary focus is on offering products and services to persons of Indian origin, Indian businesses and India-linked opportunities as well as offering deposit products to the larger community. Our international branches and banking subsidiaries take deposits, raise borrowings and make loans primarily to Indian companies for their overseas operations as well as for their foreign currency requirements in India. They also engage in advisory and syndication activities for fund-raising by Indian companies and their overseas operations. We currently have banking subsidiaries in the United Kingdom, Canada and Russia, branches in Singapore, Dubai, Sri Lanka, Hong Kong, Qatar, the United States and Bahrain and representative offices in China, the United Arab Emirates, Bangladesh, South Africa, Malaysia, Thailand and Indonesia. Our subsidiary in the United Kingdom has established a branch in Antwerp, Belgium and a branch in Frankfurt, Germany.

Our treasury operations include the maintenance and management of regulatory reserves, proprietary trading in equity and fixed income and a range of foreign exchange and derivatives products and services for corporate customers, such as forward contracts, swaps and options. We take advantage of movements in markets to earn treasury income. We also earn fees from treasury products that we offer to our customers. Our international branches and subsidiaries also have investments in credit derivatives, in bonds of non-India financial institutions and in asset backed securities.

We are also engaged in insurance, asset management, securities business and private equity fund management through specialized subsidiaries. Our subsidiaries ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Prudential Asset Management Company provide a wide range of life and general insurance and asset management products and services to retail and corporate customers. ICICI Prudential Life Insurance Company was the largest private sector life insurance company in India during fiscal 2011, with a market share of 7.3% based on new business written (on retail weighted received premium basis). ICICI Lombard General Insurance Company was the largest private sector general insurance company in India during fiscal 2011, with a market share of 9.6% in gross written premium. ICICI Prudential Asset Management Company manages the ICICI Prudential Mutual Fund, which was among the top three mutual funds in India in terms of average funds under management. We cross-sell the products of our insurance and asset management subsidiaries and other asset management companies to our retail and corporate customers. Our subsidiaries ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting and brokerage and primary dealership in government securities respectively. ICICI Securities owns icicidirect.com, a leading online brokerage platform. ICICI Securities Limited has a subsidiary in the United States, ICICI Securities Holdings Inc., which in turn has an operating subsidiary in the United States, ICICI Securities Inc., engaged in brokerage services. Our private equity fund management subsidiary ICICI Venture Funds Management Company manages funds that make private equity investments.

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

Trends in fiscal 2011

During fiscal 2011, the recovery in Indian economic activity witnessed in fiscal 2010 was sustained. Gross domestic product increased by 8.5% during fiscal 2011, compared to a growth of 8.0% in fiscal 2010. Growth was largely driven by the services and agricultural sectors. Growth in the agriculture sector recovered to 6.6% during fiscal 2011 compared to 0.4% in fiscal 2010. The services sector grew at 10.3% during the year as against 9.7% in fiscal 2010. Industrial growth moderated during fiscal 2011 recording a growth of 7.8% compared to 8.3% in fiscal 2010. Following inflationary pressures and increase in interest rates, gross domestic product growth moderated to 7.8% and 7.7% in the quarters ended March 31, 2011 and June 30, 2011, respectively. Total exports increased by 37.4% on a year-on-year basis during fiscal 2011 compared to a decline of 2.2% in fiscal 2010.

Inflationary pressures persisted through fiscal 2011, with an increase in the latter part of the fiscal year due to higher than anticipated increase in food and oil prices. Inflation, measured by the Wholesale Price Index, after declining from a high of 10.9% in April 2010 to about 8.2% in November 2010 continued to remain at elevated levels of over 9.0% for the remaining part of the fiscal year. Inflationary pressures, though largely emanating from food and fuel prices, became broad based as manufactured products inflation showed an increase from February 2011. In view of the above, the Reserve Bank of India continued its policy tightening and liquidity management stance. During fiscal 2011, the cash reserve ratio was increased by 25 basis points from 5.75% to 6.00%, the repo rate by 175 basis points from 5.00% to 6.75%, and the reverse repo rate by 225 basis points from 3.50% to 5.75%. In addition, during certain periods, liquidity was also impacted by events such as the government’s 3G telecom spectrum auction and lower than anticipated government spending. Liquidity in the system continued to remain in deficit for a large part of fiscal 2011, particularly in the second half of the fiscal year. Banks remained net borrowers from the Reserve Bank of India under the Liquidity Adjustment Facility with average borrowings of about Rs. 640.0 billion on a daily basis between June 1, 2010 and March 31, 2011. The yield on 10-year government securities increased by about 17 basis points to 7.99% at year-end fiscal 2011 as compared to 7.82% at year-end fiscal 2010. Short-term yields also increased by 250 basis points from 5.05% in fiscal 2010 to 7.55% in fiscal 2011. During the latter part of fiscal 2011, the Reserve Bank of India initiated several measures to ease systemic liquidity including decreasing the Statutory Liquidity Ratio by 100 basis points from 25.0% to 24.0% in December 2010, providing additional liquidity support under the Liquidity Adjustment Facility window, operating a second Liquidity Adjustment Facility on a daily basis and open market operations for the purchase of government securities.

In response to tight systemic liquidity and the rising interest rate environment, scheduled commercial banks increased their deposit rates for various maturities by 25-500 basis points during fiscal 2011. The impact of the rising cost of funds for banks was also reflected in lending rates, with banks increasing their base rates by 95-165 basis points during the year. Banking system credit growth, after remaining subdued during fiscal 2010, recovered in fiscal 2011, following the improvement in economic activity. Non-food credit growth was 21.2% at March 25, 2011 on a year-on-year basis, compared to 17.1% at March 26, 2010. Growth was largely driven by growth in credit to the industry sector at 23.6% and to the services sector at 23.9%. Within the industry sector, loans to the infrastructure sector increased by 38.6%, led by loans to power and telecommunications. During the year, there was also some recovery in growth in the personal loans sector with a year-on-year increase of 17.0% at March 25, 2011. However, deposit growth lagged credit growth in the system with total deposits increasing by 15.8% on a year-on-year basis at March 25, 2011 compared to 17.2% at March 26, 2010. The slower growth in deposits was largely due to the decline in demand deposits by 1% on a year-on-year basis at March 25, 2011 compared to an increase of 23.4% at March 26, 2010.

While equity markets appreciated during fiscal 2011, they remained volatile as various events such as increased inflationary concerns, the European sovereign debt crisis and political events in the Middle East and North Africa negatively impacted investor sentiment. On an overall basis, the benchmark equity index, the BSE Sensex, increased by 10.9% from 17,528 at year-end fiscal 2010 to 19,445 at year-end fiscal 2011. Foreign institutional investment flows into India remained strong during the first ten months of the year before declining significantly during the last quarter of fiscal 2011. In addition, the continued revival in external trade contributed to a surplus of US$ 13.0 billion in India’s balance of payments during fiscal 2011. The rupee appreciated by 1.1% against the U.S. dollar from Rs. 45.14 per U.S. dollar at year-end fiscal 2010 to Rs. 44.65 per U.S. dollar at year-end fiscal 2011.

Tight liquidity and the rising interest rate environment combined with the impact of regulatory changes, led to lower use of savings and investment products during fiscal 2011. First year retail premium underwritten in the life insurance sector decreased by 8.5% (on a weighted received premium basis) to Rs. 503.7 billion in fiscal 2011 from Rs. 550.2 billion in fiscal 2010. The average assets under management of mutual funds decreased by 6.3% from Rs. 7,475.3 billion in March 2010 to Rs. 7,005.4 billion in March 2011. However, the gross premium of the non-life insurance sector (excluding specialized insurance institutions) grew by 21.7% to Rs. 425.7 billion in fiscal 2011.

There were a number of key regulatory developments in the Indian financial sector during fiscal 2011:

•
Effective April 1, 2010, the effective interest paid on savings deposits rates increased following the Reserve Bank of India’s guidelines mandating a change in the methodology of calculating of the interest payable on such deposits.

•
In December 2010, the Reserve Bank of India imposed a regulatory ceiling on the loan-to-value ratio of housing loans at 80%. However, small value loans of less than Rs. 2.0 million were permitted to have a loan to value ratio not exceeding 90%. Further, the risk weighting for residential loans of Rs. 7.5 million and above was set at 125% irrespective of the loan-to-value ratio, in contrast with the earlier mandated risk weighting of 100% when a loan-to-value ratio exceeded 75%. With respect to loans outstanding under special housing loan products with lower initial interest rates, the standard asset provisioning requirement was increased from 0.4% to 2.0%.

•
In February 2011, the Reserve Bank of India issued guidelines excluding loans sanctioned to non-banking finance companies which are then lent onwards to individuals and entities with gold jewelry as collateral, from classification as direct agriculture lending under priority sector requirements. Similarly, investments made by banks in securitized assets originated by non-banking finance companies, where the underlying assets were loans against gold jewelry, and the purchase/assignment of a gold loan portfolio from non-banking finance companies were also made ineligible for classification under agriculture sector lending.

•
The Reserve Bank of India advised banks to stop issuing tier I and tier II capital instruments with step-up options, in order to ensure that such capital instruments remain eligible for inclusion in the new definition of regulatory capital under the Basel III framework.

•	In the Union Budget for fiscal 2012, the government enhanced priority sector eligibility ceiling for housing loans for dwelling units from Rs. 2.0 million to Rs. 2.5 million.

•
In May 2010, the Reserve Bank of India permitted infrastructure non-banking finance companies to avail of external commercial borrowings for on-lending to the infrastructure sector. Further, in July 2010, guidelines were issued to permit take-out financing arrangements through external commercial borrowing for the refinancing of rupee loans made to finance infrastructure projects particularly in the areas of seaports, airports, roads and power. In the Union Budget for fiscal 2012, the limit for investment by foreign institutional investors in corporate bonds with a residual maturity of over five years issued by companies in infrastructure sector was raised by US$ 20 billion, to a total of US$ 25 billion. Further, it was also proposed to create special vehicles in the form of notified infrastructure debt funds with a lower withholding tax on their interest payments and tax exemptions on their incomes.

•
In August 2010, the Reserve Bank of India issued a discussion paper on entry of new banks in the private sector. In January 2011, the Reserve Bank of India also released a discussion paper on the presence of foreign banks in India. In August 2011, the Reserve Bank of India issued draft guidelines for licensing of new banks in the private sector for public comment. See also “Overview of the Indian financial sector ―Private sector banks” and “Overview of the Indian financial sector ―Foreign banks”.

•
In June 2010, the Insurance Regulatory and Development Authority introduced revisions to the regulations governing unit linked insurance products. These revisions included an increase in the lock-in period from three years to five years, an increase in minimum mortality cover, a cap on surrender and other charges and a minimum guaranteed return on pension annuity products. These regulations were effective from September 1, 2010.

•
In March 2011, the Insurance Regulatory and Development Authority conducted an audit of the Indian Motor Third Party Insurance Pool (the “Pool”) and concluded that the Pool reserves needed to be enhanced significantly. Accordingly, the Insurance Regulatory and Development Authority stipulated that all general insurance companies should increase these reserves and accordingly provide for losses on the Pool at the provisional rate of 153.0% over fiscal 2008 to fiscal 2011 in the financial results for fiscal 2011 compared to the earlier loss rate of 122-127%.

Business overview

While assessing our performance, we monitor key financial variables such as movement in yield on assets, cost of funds and net interest margin, movement in fee income, cost ratios, loan loss provisions and return on assets and equity. We also monitor key business indicators such as deposit growth, funding mix, loan disbursements and loan delinquency trends. We also analyze changes in economic indicators such as interest rates, liquidity and exchange rates. In addition to these financial indicators, we monitor other non-financial indicators such as quality of customer service and the extent and nature of customer complaints and estimates of market share in key product lines.

Following the merger of ICICI with ICICI Bank in 2002, we experienced rapid growth in our business. The growth of our rupee loan portfolio was driven primarily by retail loans, including home loans, vehicle loans and unsecured personal loans and credit card receivables. We also commenced our strategy of international expansion and established subsidiaries and branches in several foreign countries. The growth of our international loan portfolio was driven primarily by foreign currency financing to Indian companies and their international operations, including financing for their overseas acquisitions. We also experienced robust growth in our insurance subsidiaries. These activities led to a rapid growth in our fee incomes from both retail and corporate customers. During this period, our branch network in India continued to be limited relative to the size of our balance sheet, and while deposits were our primary source of domestic funding, we had a high share of term deposits in our total deposits, including term deposits from companies and financial intermediaries. Our international branches were funded primarily by international bond issuances and other wholesale funding sources. Our principal international subsidiaries in the United Kingdom and Canada were funded primarily by deposits. Our subsidiary in the United Kingdom had a sizeable proportion of demand deposits in its deposit base, and made investments in bonds of U.S. and European banks and investment banks as a liquidity management strategy. During this period, we raised capital to support our growth. In fiscal 2008, we issued equity shares in India and American Depository Shares in the United States, aggregating approximately Rs. 200.0 billion.

Following the onset of the global financial crisis in fiscal 2008, although we did not have any material direct exposure to U.S. sub-prime assets, we were adversely impacted by mark-to-market and realized losses on our international investments and credit derivatives portfolios on account of the widening of credit spreads in general. More generally, the global financial crisis impacted the Indian markets and led to reduced demand for retail savings and investment products and lower levels of corporate investment and merger and acquisition activity during the second half of fiscal 2009. This had a negative impact on our fee and other non-interest income (including dividends from subsidiaries). While we capitalized on opportunities in the fixed income markets due to a reduction in interest rates during the third quarter of fiscal 2009, our equity, fixed income and credit derivatives portfolios were negatively impacted due to weaker equity markets, volatile interest rates and a widening of credit spreads during fiscal 2009. The global and Indian economic slowdown and its impact on equity and debt markets also adversely impacted the profitability of some of our borrowers and their ability to access equity and debt financing. We experienced an increase in the level of restructured loans in fiscal 2009 and fiscal 2010. We experienced an increase in the non-performing loans in our retail portfolio in fiscal 2009 due to the seasoning of the portfolio and a higher level of defaults in unsecured personal loans and credit card receivables due to challenges in collections and the impact of the adverse macroeconomic environment in fiscal 2009.

Given the volatile economic environment in fiscal 2009, we had focused on capital conservation, liquidity management and risk containment. We tightened our lending norms, especially in the unsecured retail segment and moderated our credit growth. We expanded our branch network with a focus on increasing our low cost and retail deposit base. At the same time, we maintained a rigorous control on operating expenses. In fiscal 2010, we focused on repositioning our balance sheet for the next phase of growth. We increased the proportion of low cost current and savings account deposits; reduced the level of net non-performing loans; continued to keep a rigorous control on operating expenses; reduced the level of unsecured retail loans and maintained a high level of capital adequacy. In fiscal 2011, we focused on growing our loan book by capitalizing on selected credit segments such as mortgages, secured retail loans and project finance, mobilizing low cost current account and savings deposits, improving credit costs, optimizing operating expenses and improving our customer service capabilities. The Reserve Bank of India approved our scheme of amalgamation with the Bank of Rajasthan, a private sector bank, with effect from the close of business on August 12, 2010. Our results for fiscal 2011 include the results of the Bank of Rajasthan for the period from August 13, 2010 to year-end fiscal 2011. See also “Amalgamation of the Bank of Rajasthan Limited”.

Our net profit increased by 30.4% from Rs. 46.7 billion in fiscal 2010 to Rs. 60.9 billion in fiscal 2011.

During fiscal 2011, the increase in net interest income by 13.9%, non-interest income by 7.0% and a decrease of 43.8% in provisions (excluding provisions for tax) were partly offset by an increase of 12.9% in non-interest expense. The increase in net interest income was mainly due to a 2.4% increase in average interest-earning assets and an increase in net interest margin by 25 basis points.

Provisions and contingencies (excluding provisions for tax) decreased by 43.8% from Rs. 45.6 billion in fiscal 2010 to Rs. 25.6 billion in fiscal 2011, primarily due to a reduction in provisions for non-performing assets. The provision on non-performing assets decreased primarily due to a decrease in provisioning for retail non-performing loans due to a sharp reduction in accretion to retail non-performing loan portfolio in fiscal 2011. This was partly offset by an increase in impairment provisions for investments.

Non-interest income increased by 7.0% driven by an increase in income from our insurance business from Rs. 204.8 billion in fiscal 2010 to Rs. 236.0 billion in fiscal 2011. Income from treasury-related activities decreased from Rs. 26.2 billion in fiscal 2010 to Rs. 11.8 billion in fiscal 2011. Income from treasury-related activities in fiscal 2010 primarily reflected higher profits from our equity portfolio and a reduction of mark-to-market losses on our credit derivatives portfolio. Non-interest expense increased by 12.9% primarily due to an increase of 19.4% in employee expenses, an increase of 16.7% in expenses relating to our insurance business and an increase of 6.9% in direct marketing agency expenses due to higher volumes of retail loan origination volumes.

Net non-performing assets (including loans and credit substitutes) decreased from Rs. 46.7 billion at year-end fiscal 2010 to Rs. 32.1 billion at year-end fiscal 2011, reflecting a decline in net additions to gross non-performing assets and higher provisioning. Net restructured assets decreased from Rs. 59.9 billion at year-end fiscal 2010 to Rs. 19.6 billion at year-end fiscal 2011, primarily due to upgrades of certain borrowers in the power, services, food and beverage and automobile sectors. After restructuring, based on the satisfactory performance of the borrower over a period of time, the restructured account is upgraded, and removed from this category.

Loans increased by 13.4% from Rs. 2,257.8 billion at year-end fiscal 2010 to Rs. 2,560.2 billion at year-end fiscal 2011 primarily due to an increase in domestic and overseas corporate loans on account of higher credit demand and increased business activity in the corporate sector due to economic recovery and loans taken over from the Bank of Rajasthan amounting to Rs. 65.3 billion at August 12, 2010. Deposits increased by 7.3% from Rs. 2,415.7 billion at year-end fiscal 2010 to Rs. 2,591.1 billion at year-end fiscal 2011, primarily due to an increase in current and savings account deposits. ICICI Bank’s current and savings account deposits as a percentage of total deposits increased from 41.7% at year-end fiscal 2010 to 45.1% at year-end fiscal 2011. We continued to expand our branch network in India during the year. Our branch and extension counters network in India increased from 1,707 at year-end fiscal 2010 to 2,529 at year-end fiscal 2011. We also increased our ATM network from 5,219 ATMs at year-end fiscal 2010 to 6,104 ATMs at year-end fiscal 2011. Our network in India increased to 2,534 branches and extension counters network and 6,583 ATMs in India at July 31, 2011. This includes branches and ATMs of the Bank of Rajasthan.

The total capital adequacy ratio of ICICI Bank on an unconsolidated basis at year-end fiscal 2011, in accordance with the Reserve Bank of India guidelines on Basel II increased to 19.5% with a tier-I capital adequacy ratio of 13.2% from a total capital adequacy of 19.4% and tier-I capital adequacy of 14.0% at year-end fiscal 2010. Our total capital adequacy ratio on a consolidated basis at year-end fiscal 2011, in accordance with the Reserve Bank of India guidelines on Basel II and guidelines on consolidated prudential return, increased to 19.9% with a tier-I capital adequacy of 12.7% from a total capital adequacy of 19.2% and tier-I capital adequacy of 12.9% at year-end fiscal 2010.

Business outlook

Over the longer-term, we see favorable prospects for the Indian economy. India’s strong domestic consumption and investment drivers are expected to continue to support healthy rates of growth. Against this backdrop, we expect increasing household incomes and consumption to lead to opportunities in retail savings, investment and loan products; significant industrial and infrastructure investment potentially leading to opportunities in project and corporate finance; and increasing globalization of India leading to opportunities in international banking for Indian corporations and non-resident Indians.

The growth rate of India’s gross domestic product, or gross domestic product, which was 9.0% or higher in each of fiscal years 2006, 2007 and 2008, moderated to 6.7% during fiscal 2009. Gross domestic product growth recovered subsequently, reaching 8.0% during fiscal 2010 and 8.5% in fiscal 2011. Following inflationary pressures and an increase in interest rates, gross domestic product growth moderated to 7.8% and 7.7% in the quarters ended March 31, 2011 and June 30, 2011, respectively. The moderation in growth was primarily driven by a moderation in industrial sector growth to 5.3% and 6.7% during the quarters ended March 31, 2011 and June 30, 2011, respectively and a decline in services sector growth to 8.6% and 8.9% respectively during the quarters ended March 31, 2011 and June 30, 2011. Inflation has emerged as an area of concern with headline inflation remaining elevated at over 9.0% during the quarter ended June 30, 2011. The slowdown in economic activity, increasing interest rates, delay in approvals and concerns on access to natural resources has resulted in a decline in new infrastructure projects. The fiscal deficit continues to remain high which, while not a concern in the short term, may lead to macroeconomic risks ranging from higher inflation to lower savings and the crowding out of private investment. Global economic conditions continue to remain subdued with concerns around the sovereign debt levels in certain European economies and continued slowdown in economic activity in the United States. The Reserve Bank of India has placed its gross domestic product growth projection for fiscal 2012 at about 8.0%.

In the banking system, growth in low cost savings and current account deposits is likely to remain moderate in fiscal 2012 as indicated by a 1.0% decline in fiscal 2011 and expected tight liquidity conditions combined with high interest rates. This has resulted in an increase in deposit and lending rates which are expected to result in an increase in our cost of funds and yield on advances in fiscal 2011. See also “Risk Factors—Risk Relating to India and other Economic and Market Risks—A prolonged slowdown in economic growth or rise in interest rates in India could cause our business to suffer”. Further, the Reserve Bank of India has increased the interest rate on savings deposits by 50 basis points to 4.0% effective May 2011, which is expected to have an adverse impact on our net interest margins for fiscal 2012. In addition, during fiscal 2012 our income from treasury related activities is expected to be impacted by the volatility in capital market. In its annual policy statement for fiscal 2012, the Reserve Bank of India has increased the specific provisioning requirements on substandard and doubtful assets by 5%-10% of the gross outstanding from their existing levels. We have made additional provisions on this account during the quarter ended June 30, 2012.

Over the last few years, we have rebalanced our deposit profile, reduced costs, reduced net non-performing loans and maintained high capital adequacy ratios. Our objective going forward is to leverage our capital base for profitable growth, while sustaining the improvements in the ratio of current and savings account deposits, cost ratios and credit quality that we have achieved since fiscal 2010. As we grow our businesses, meeting customer expectations on service quality will be a critical element of our strategy.

During fiscal 2011, the life insurance market in India saw a slowdown in new business on account of regulatory changes with respect to unit-linked products, which came into effect from September 1, 2010. While the regulatory changes were attractive to the customers, they required companies to fine tune product strategies and mix, cost structures and distribution models. During first half of fiscal 2012, year-on-year growth in new business premium would continue to be adversely impacted by the regulatory changes, because these changes came into effect in the second half of fiscal 2011. In the medium to long-term, these regulatory changes coupled with the increasing working population with rising income levels and enhanced propensity to save is expected to drive insurance sector growth.

In accordance with the Insurance Regulatory Development Authority’s order dated March 12, 2011, all general insurance companies in India, including our insurance subsidiary, are required to provide for losses on the third party motor pool (a multilateral arrangement for insurance with respect to third party claims against commercial vehicles, the results of which are shared by all general insurance companies in proportion to their overall market share) at a provisional rate of 153.0% over fiscal 2008 to fiscal 2011 compared to the earlier loss rate of 122%-127%. Since the losses are allocated to general insurance companies based on their overall market shares, the profitability and solvency ratio of our general insurance subsidiary were adversely impacted. We injected Rs. 2.5 billion of capital in our general insurance subsidiary during the quarter ended March 31, 2011. An actuarial study by the Insurance Regulatory and Development Authority to determine the level of losses on this pool is currently underway and the results are expected during fiscal 2012. While the Insurance Regulatory and Development Authority has increased the administered premiums on this business, there can be no assurance that our general insurance subsidiary will not be impacted by any further increase in the mandated loss rates on the third party motor pool.

The success of our strategy depends on several factors, including our ability to grow our low cost deposit base; grow our loan book profitably; contain non-performing loans, maintain regulatory compliance in an evolving regulatory environment and address regulators’ assessments of and observations on our operations; and compete effectively in the Indian corporate and retail financial services market. The success of our strategy is also subject to the overall regulatory and policy environment in which we operate including the direction of monetary policy. Profit on the sale of investments in fixed income securities, including government of India securities, is an important element of our profitability and is impacted by movement in market yields. See also “Risks Relating to Our Business – Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect out net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance.” Our ability to execute our strategy will also depend on the liquidity and interest rate environment and could be adversely impacted by any slowdown in economic activity. A slowdown in fresh corporate investments and new infrastructure projects could also impact our related fee income revenue streams adversely impacting our profitability. Our insurance business may also be affected by changes in insurance regulations in India.Our banking subsidiaries in the United Kingdom and Canada have in the past focused primarily on leveraging their deposit franchises in these markets to extend financing to Indian companies for their operations in India and globally, including the financing of overseas acquisitions by Indian companies through structured transactions. In view of regulatory expectations of restricting cross-border financing of this nature, we are currently not pursuing growth in these subsidiaries, which could adversely impact their business volumes and profitability. See also “—Risks Relating to Our Business—We experienced rapid international growth in earlier years which has increased the complexity of the risks that we face”.

For a detailed discussion of risks that we face in our business please refer to “Risk Factors”.

Other Key Factors

Under Indian GAAP, we have not consolidated certain entities (primarily 3i Infotech Limited) in which our investments are intended to be temporary. However under U.S. GAAP, these entities have been consolidated in accordance with FASB ASC Subtopic 810-10 “Consolidation — Overall” or have been accounted for as an equity affiliate in accordance with FASB ASC Subtopic 323-10 “Investment—equity method and joint venture”. Our holding in 3i Infotech has been accounted for as an equity affiliate under U.S. GAAP. The holding is held with the intent to sell and we are exploring opportunities to reduce our holding, including a sale to financial/strategic investors.

Introduction of the Base Rate System

Historically, interest rates on loans extended by banks were linked to the prime lending rate of each bank. With effect from July 1, 2010, the Reserve Bank of India implemented a new base rate mechanism, requiring each bank to set and publicly disclose its minimum rate or “Base Rate” for all new loans and advances and for the renewal of existing facilities, subject to certain limited exceptions. While existing loans based on the Benchmark Prime Lending Rate system will continue to be linked to Benchmark Prime Lending Rate until their maturity, the existing borrowers have an option of migrating to the Base Rate system before the expiry of their existing contracts on mutually agreed terms. Except for certain categories of loans specified by the Reserve Bank of India, banks are not allowed to lend at rates below the base rate. Under the regulation, banks must review their base rates at least once every quarter.

The Asset Liability Management Committee of the Bank at its meeting on June 30, 2010, initially set the base rate of ICICI Bank at 7.50% p.a. with effect from July 1, 2010. The base rate has subsequently been increased by 250 basis points, in six phases, the last such increase being to 10.0% p.a. with effect from August 13, 2011.

Change in Methodology for Computing Interest Payable on Savings Deposits

The Reserve Bank of India had prescribed an interest rate of 3.50% on savings deposits and until March 31, 2010, banks were required to pay this interest on the minimum outstanding balance in a savings deposit account between the tenth day and the end of the month. Effective April 1, 2010, the Reserve Bank of India changed the interest payable computation methodology and banks were instead required to pay interest on the daily average balance maintained in a savings deposit account. The change in methodology resulted in an increase in the cost of savings account deposits for banks. The Reserve Bank of India has further increased the interest rate on savings account deposits to 4.0% with effect from May 3, 2011. In April 2011, the Reserve Bank of India has also issued a discussion paper on deregulation of the savings bank deposit rate for public comments.

Amalgamation of the Bank of Rajasthan Limited

On May 23, 2010, the board of directors of ICICI Bank and the board of directors of the Bank of Rajasthan Limited, an old private sector bank, at their respective meetings approved an all-stock amalgamation of the Bank of Rajasthan with ICICI Bank at a share exchange ratio of 25 shares of ICICI Bank for 118 shares of the Bank of Rajasthan. The shareholders of ICICI Bank and the Bank of Rajasthan approved the scheme of amalgamation at their respective extraordinary general meetings. The Reserve Bank of India approved the scheme of amalgamation with effect from the close of business at August 12, 2010.

We issued 31.3 million shares in August 2010 and 2.9 million shares in November 2010 to shareholders of the Bank of Rajasthan. The total assets of the Bank of Rajasthan represented 4.0% of total assets of ICICI Bank at August 12, 2010. At August 12, 2010, the Bank of Rajasthan had total assets of Rs. 156.0 billion, deposits of Rs.

134.8 billion, loans of Rs. 65.3 billion and investments of Rs. 71.0 billion. It incurred a loss of Rs. 1.0 billion in fiscal 2010. The Bank of Rajasthan was also a sponsoring entity of a regional rural bank called the Mewar Anchalik Gramin Bank, with a holding of 35% in the Mewar Anchalik Gramin Bank. The Mewar Anchalik Gramin Bank had 58 branches with total deposits of Rs. 4.3 billion and total loans of Rs. 1.5 billion at year-end fiscal 2010. It made a profit of Rs. 21 million in fiscal 2010 but due to prior years losses had accumulated losses of Rs. 0.1 billion at year-end fiscal 2010. The assets and liabilities of the Bank of Rajasthan have been accounted for at the values at which they appeared in the books of the Bank of Rajasthan at August 12, 2010 and provisions were made for the difference between the book values appearing in the books of the Bank of Rajasthan and the fair value as determined by ICICI Bank. The amalgamation of the Bank of Rajasthan was not material to our overall operations. The results for fiscal 2011 include the results of the Bank of Rajasthan for the period from August 13, 2010 to year-end fiscal 2011.

The Bank of Rajasthan had 463 branches, with 63% of the network located in the state of Rajasthan. The branches are emerging as a key source of competitive strength for a bank in India as branches provide a hub for relationship management, sales and services. The amalgamation was part of our strategy to expand our branch network. It has increased the capability of ICICI Bank to raise retail deposits and enhanced the Bank’s financial inclusion plans through the Bank of Rajasthan’s rural and semi-rural branches. We believe that the combination of the Bank of Rajasthan’s branch franchise with our strong capital base will enhance the ability of the combined entity to capitalize on the growth opportunities in the Indian economy.

Effect of Other Acquisitions

During fiscal 2007, ICICI Bank entered into an all-stock merger with Sangli Bank at a share exchange ratio of 100 shares of ICICI Bank for 925 shares of Sangli Bank. Our financial statements for fiscal 2008 include the results of the operations of Sangli Bank from April 19, 2007. The value of this transaction was not material to our overall operations.

Average Balance Sheet

For fiscal 2009, 2010 and 2011, the average balances are the sum of the daily average balances outstanding for ICICI Bank, except for the averages of overseas branches which were calculated on a monthly basis until October 31, 2010 and on a fortnightly basis thereafter and the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that year for subsidiaries and other consolidated entities. The yield on average interest-earning assets is the ratio of interest income to average interest-earning assets. The cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. The average balances of advances include non-performing advances and are net of allowance for loan losses. We have recalculated tax-exempt income on a tax-equivalent basis. Other interest income has been bifurcated into rupee and foreign currency amounts in order to facilitate the explanation of movements of rupee and foreign currency spreads and margins. The rupee portion of other interest income is primarily comprised of interest on income tax refunds and income from interest rate swaps. The foreign currency portion of other interest income is primarily comprised of income from interest rate swaps in foreign currencies. The swaps considered in other interest income are part of the non-trading portfolio and are undertaken by us to manage the market risk arising from our assets and liabilities. Prior period figures have been regrouped to conform to the current year presentation.

The following table sets forth, for the periods indicated, the average balances of the assets and liabilities outstanding, which contribute to the major components of interest income, interest expense and net interest income.

	Year ended March 31,
	2009			2010			2011
	Average balance	Interest income/ expense	Average yield/cost	Average balance	Interest income/ expense	Average yield/cost	Average balance	Interest income/ expense	Average yield/cost
	(in millions, except percentages)
Assets:
Advances:
Rupee	1,712,680	205,657	12.01%	1,496,991	167,553	11.19%	1,502,535	155,223	10.33%
Foreign currency	865,873	46,250	5.34	898,309	36,073	4.02	847,670	35,752	4.22
Total advances	2,578,553	251,907	9.77	2,395,300	203,626	8.50	2,350,205	190,975	8.13

Investments:
Rupee	1,021,223	85,286	8.35	1,120,887	76,140	6.79	1,348,873	92,269	6.84
Foreign currency	259,140	12,256	4.73	198,279	6,131	3.09	149,077	3,135	2.10
Total investments	1,280,363	97,542	7.62	1,319,166	82,271	6.24	1,497,950	95,404	6.37

Other interest-earning assets:
Rupee	232,334	3,948	1.70	251,677	5,798	2.30	207,047	3,480	1.68
Foreign currency	91,612	3,737	4.08	94,740	1,314	1.39	101,962	1,213	1.19
Total other interest-earning assets	323,946	7,685	2.37	346,417	7,112	2.05	309,009	4,693	1.52
Other interest Income
Rupee		3,314			2,350			2,200
Foreign currency		5,910			10,285			11,139
Total other interest income		9,224			12,635			13,339

Interest-earning assets:
Rupee	2,966,237	298,205	10.05	2,869,555	251,840	8.78	3,058,455	253,171	8.28
Foreign currency	1,216,624	68,153	5.60	1,191,328	53,804	4.52	1,098,709	51,240	4.66
Total interest-earning assets	4,182,862	366,358	8.76	4,060,883	305,644	7.53	4,157,164	304,411	7.32
Fixed assets	46,351			42,485			50,569
Other assets	669,451			827,354			947,559
Total non-earning assets	715,802			869,839			998,128
Total assets	4,898,664	366,358		4,930,722	305,644		5,155,292	304,411

	Year ended March 31,
	2009					2010					2011
	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/ cost	Average balance		Interest income/ expense		Average yield/ cost
	(in millions, except percentages)
Liabilities:
Savings account deposits:
Rupee	Rs.	390,811	Rs.	10,624	2.72%	Rs.	450,901	Rs.	12,576	2.79%	Rs.	571,803	Rs.	19,623	3.43%
Foreign currency		141,891		9,731	6.86		102,426		2,015	1.97		76,247		890	1.17
Total savings account deposits		532,701		20,355	3.82		553,327		14,591	2.64		648,050		20,513	3.17

Time deposits:
Rupee		1,509,234		145,202	9.62		1,210,185		101,328	8.37		1,140,593		77,787	6.82
Foreign currency		345,237		16,950	4.91		446,396		19,174	4.30		391,193		14,852	3.80
Total time deposits		1,854,471		162,152	8.74		1,656,581		120,502	7.27		1,531,786		92,639	6.05

Other demand deposits:
Rupee		176,312					178,012					208,005
Foreign currency		14,194					16,600					26,383
Total other demand deposits		190,506					194,612					234,388

Total deposits:
Rupee		2,076,356		155,826	7.50		1,839,098		113,904	6.19		1,920,401		97,410	5.07
Foreign currency		501,322		26,681	5.32		565,422		21,189	3.75		493,823		15,742	3.19
Total deposits		2,577,678		182,507	7.08		2,404,520		135,093	5.62		2,414,224		113,152	4.69

Borrowings:
Rupee		515,340		47,804	9.28		626,428		44,769	7.15		625,176		54,656	8.74
Foreign currency		785,853		34,562	4.40		682,395		27,430	4.02		678,100		25,618	3.78
Total borrowings		1,301,193		82,366	6.33		1,308,823		72,199	5.52		1,303,276		80,274	6.16

Interest-bearing liabilities:
Rupee		2,591,696		203,630	7.86		2,465,526		158,673	6.44		2,545,577		152,066	5.97
Foreign currency		1,287,175		61,243	4.76		1,247,817		48,619	3.90		1,171,924		41,360	3.53
Total interest-bearing liabilities		3,878,871		264,873	6.83		3,713,343		207,292	5.58		3,717,501		193,426	5.20
Preference share capital		3,500					3,500					3,500
Other liabilities		533,613					701,288					874,617
Total liabilities		4,415,984		264,873			4,418,131		207,292			4,595,618		193,426
Stockholders’ equity		482,680					512,591					559,674
Total liabilities and stockholders’ equity	Rs.	4,898,664	Rs.	264,873		Rs.	4,930,722	Rs.	207,292		Rs.	5,155,292	Rs.	193,426

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

	Fiscal 2010 vs. Fiscal 2009						Fiscal 2011 vs. Fiscal 2010
	Increase (decrease) due to						Increase (decrease) due to
	Net change		Change in average volume		Change in average rate		Net change		Change in average volume		Change in average rate
	(in millions)
Interest income:
Advances:
Rupee	Rs.	(38,104)	Rs.	(24,141)	Rs.	(13,963)	Rs.	(12,330)	Rs.	573	Rs.	(12,903)
Foreign currency		(10,177)		1,303		(11,480)		(321)		(2,136)		1,815
Total advances		(48,281)		(22,838)		(25,443)		(12,651)		(1,563)		(11,088)

Investments:
Rupee		(9,146)		6,770		(15,916)		16,129		15,595		534
Foreign currency		(6,125)		(1,882)		(4,243)		(2,996)		(1,035)		(1,962)
Total investments		(15,271)		4,888		(20,159)		13,133		14,560		(1,428)
Other interest-earning assets:
Rupee		1,850		446		1,404		(2,317)		(697)		(1,621)
Foreign currency		(2,423)		43		(2,466)		(101)		48		(149)
Total other interest earning asset		(573)		489		(1,062)		(2,418)		(649)		(1,770)

Other interest income
Rupee		(964)		–		(964)		(149)		–		(149)
Foreign currency		4,375		–		4,375		853		–		853
Other interest income		3,411		–		3,411		704		–		704

Total interest income:
Rupee		(46,364)		(16,925)		(29,439)		1,333		15,471		(14,139)
Foreign currency		(14,350)		(536)		(13,814)		(2,565)		(3,123)		557
Total interest income		(60,714)		(17,461)		(43,253)		(1,232)		12,348		(13,582)

Interest expense:

Savings account deposits:
Rupee		1,952		1,676		276		7,046		4,149		2,897
Foreign currency		(7,716)		(776)		(6,940)		(1,125)		(306)		(819)
Total savings account deposits		(5,764)		900		(6,664)		5,921		3,843		2,078

Time deposits:
Rupee		(43,874)		(25,039)		(18,835)		(23,540)		(4,746)		(18,794)
Foreign currency		2,224		4,345		(2,121)		(4,322)		(2,096)		(2,226)
Total time deposits		(41,650)		(20,694)		(20,956)		(27,862)		(6,842)		(21,020)

Total deposits:
Rupee		(41,922)		(23,363)		(18,559)		(16,494)		(597)		(15,897)
Foreign currency		(5,492)		3,569		(9,061)		(5,447)		(2,402)		(3,045)
Total deposits		(47,414)		(19,794)		(27,619)		(21,941)		(2,999)		(18,942)

Borrowings:
Rupee		(3,035)		7,939		(10,974)		9,887		(109)		9,997
Foreign currency		(7,132)		(4,159)		(2,973)		(1,812)		(162)		(1,650)
Total borrowings		(10,167)		3,780		(13,947)		8,075		(271)		8,347

Total interest expense:
Rupee		(44,957)		(15,424)		(29,533)		(6,607)		(706)		(5,900)
Foreign currency		(12,624)		(590)		(12,034)		(7,259)		(2,564)		(4,695)
Total interest expense		(57,581)		(16,014)		(41,567)		(13,866)		(3,270)		(10,595)

Net interest income:
Rupee		(1,407)		(1,501)		94		7,940		16,177		(8,239)
Foreign currency		(1,726)		54		(1,780)		4,694		(559)		5,252
Total net interest income	Rs.	(3,133)	Rs.	(1,447)	Rs.	(1,686)	Rs.	Rs. 12,634	Rs.	15,618	Rs.	(2,987)

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and net interest margins on interest-earning assets.

	Year ended March 31,
	2007		2008		2009			2010			2011
	(in millions, except percentages)
Interest income	Rs.	240,026	Rs.	340,950	Rs.	366,358	(1)	Rs.	305,644	(1)	Rs.	304,411	(1)
Average interest-earning assets		2,728,531		3,627,575		4,182,862			4,060,883			4,157,164
Interest expense		176,757		257,670		264,873			207,292			193,426
Average interest-bearing liabilities		2,707,456		3,503,057		3,878,871			3,713,342			3,717,501
Average total assets		3,250,679		4,361,168		4,898,664			4,930,722			5,155,292
Average interest-earning assets as a percentage of average total assets		83.94%		83.18%		85.39%			82.36%			80.64%
Average interest-bearing liabilities as a percentage of average total assets		83.29		80.32		79.18			75.31			72.11
Average interest-earning assets as a percentage of average interest-bearing liabilities		100.78		103.55		107.84			109.36			111.83

Yield		8.80		9.40		8.76			7.53			7.32
Rupee		9.35		10.33		10.05			8.78			8.28
Foreign currency		6.47		6.57		5.60			4.52			4.66

Cost of funds		6.53		7.36		6.83			5.58			5.20
Rupee		6.86		8.00		7.86			6.44			5.97
Foreign currency		5.31		5.59		4.76			3.90			3.53

Spread(2)		2.27		2.04		1.93			1.95			2.12
Rupee		2.49		2.33		2.19			2.34			2.31
Foreign currency		1.16		0.98		0.84			0.62			1.13

Net interest margin(3)		2.32		2.30		2.43			2.42			2.67
Rupee		2.74		2.81		3.19			3.25			3.31
Foreign currency		0.54		0.71		0.57			0.44			0.90

(1)
For fiscal 2009, 2010 and 2011, we have recalculated tax-exempt income on a tax-equivalent basis. Interest income recognized in profit and loss account was Rs. 362.5 billion for fiscal 2009, Rs. 301.5 billion for fiscal 2010 and Rs. 300.8 billion for fiscal 2011.

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

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Year ended March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Interest income(1)	Rs.	301,537	Rs.	300,814	US$	6,754	(0.2)%
Interest expense		(207,292)		(193,426)		(4,343)	(6.7)
Net interest income	Rs.	94,245	Rs.	107,388	US$	2,411	13.9%

(1)	Tax exempt income has not been recalculated on a tax-equivalent basis.

Net interest income increased by 13.9% from Rs. 94.2 billion in fiscal 2010 to Rs. 107.4 billion in fiscal 2011 reflecting an increase of 2.4% in the average volume of interest-earning assets and an increase in net interest margin by 25 basis points from 2.42% in fiscal 2010 to 2.67% in fiscal 2011.

Net interest margin

Net interest margin increased by 25 basis points from 2.42% in fiscal 2010 to 2.67% in fiscal 2011. There was an increase of six basis points in the net interest margin on the rupee portfolio and an increase of 46 basis points in the net interest margin on the foreign currency portfolio.

The yield on the rupee portfolio decreased by 50 basis points from 8.8% in fiscal 2010 to 8.3% in fiscal 2011, due to the following factors:

•
In fiscal 2010, due to abundant systemic liquidity and a low interest rate environment, banks reduced their deposit rates for various maturities by 25-250 basis points between March 2009 and December 2009. The decrease in deposit rates also resulted in a decline in lending rates in the system. The full impact of this reduction was reflected in fiscal 2011. Interest rates increased significantly during fiscal 2011, especially in the second half of the year. In response to tight systemic liquidity and the rising interest rate environment, scheduled commercial banks increased their lending and deposit rates for various maturities. The Bank increased its base rate from 7.50% at July 1, 2010 to 8.75% at year-end fiscal 2011 with corresponding increases the prime lending rate and floating reference rate.The full impact of these increases will be reflected in fiscal 2012.

•
The yield on rupee advances decreased from 11.2% in fiscal 2010 to 10.3% in fiscal 2011. The decrease in yield on advances was primarily due to a decrease in the proportion of the high-yielding unsecured retail portfolio, a decrease in yield on domestic non-retail advances reflecting the declining interest rate scenario during fiscal 2010 and the introduction of new products by ICICI Bank such as dual-rate home loans with lower rates of interest in the initial years, after which rates are reset at higher rates. The proportion of high yielding unsecured retail loans in our loan portfolio declined as a result of our strategy to reduce our exposure to this asset class.

•
The Reserve Bank of India increased the cash reserve ratio by 75 basis points to 5.75% at year-end fiscal 2010 and further to 6.0% in April 2010. As cash reserve ratio balances do not earn any interest income, the increase in this requirement resulted in a negative impact on the yield on interest-earning assets. The full impact of increases in the cash reserve ratio requirement during fiscal 2010 and the initial part of fiscal 2011 was reflected in the yield on interest-earning assets in fiscal 2011.

•
We deduct losses from the securitization of assets (including credit losses on existing securitized pools) from our interest income. The amount of such losses was Rs. 5.5 billion in fiscal 2011 compared to Rs. 5.1 billion in fiscal 2010. See also “Critical Accounting Policies – Transfer and Servicing of Assets”.

However, the above decrease in yield on rupee portfolio was offset, in part, due to the following factors:

•
The yield on interest-earning investments increased marginally to 6.8% in fiscal 2011, primarily due to an increase in yield on average interest-earning investments other than the investment in government and other approved securities, offset, in part, by a marginal decrease in the yield on average investments in government and other approved securities. The yield on average interest-earning investments other than the investment in government and other approved securities increased, primarily due to an increase in investment in higher-yielding credit substitutes like corporate bonds and debentures, certificate of deposits and commercial paper.

•
We earned interest of Rs. 1.7 billion, on income tax refunds, in fiscal 2011 compared to Rs. 1.2 billion in fiscal 2010. The receipt, amount and timing of such income depends on the nature and timing of determinations by tax authorities and is not consistent or predictable.

The cost of funds for the rupee portfolio decreased by 47 basis points from 6.4% in fiscal 2010 to 6.0% in fiscal 2011. The decrease in the cost of funds for the rupee portfolio was due to decrease in cost of deposits on account of a higher proportion of low cost current and savings deposits in our deposit base and a reduction in our wholesale term deposits. The average current and savings account deposits increased from Rs. 747.9 billion in fiscal 2010 to Rs. 882.4 billion in fiscal 2011. The proportion of current and savings accounts deposits to the total deposits of ICICI Bank increased from 41.7% at year-end fiscal 2010 to 45.1% at year-end fiscal 2011.

The Reserve Bank of India had prescribed a rate of 3.5% on savings deposits and until March 31, 2010, banks were required to pay interest on the minimum outstanding balance in a savings deposit account between the tenth day and the end of the month. Effective April 1, 2010, the Reserve Bank of India changed the interest payable computation methodology and banks were required to pay interest on the daily average balance maintained in a savings deposit account. The change in methodology resulted in an increase in cost of savings account deposits for banks. Based on the average balances of fiscal 2011, this impacted our net interest margin by approximately 9 basis points. Despite an increase in systemic interest rates during the second half of fiscal 2011, the deposit cost during fiscal 2011 was lower compared to fiscal 2010 primarily due to the benefit of deposits raised in fiscal 2010 at lower rates and increase in proportion of low cost current and savings account deposits in the overall deposit mix. As a result, the cost of rupee deposits decreased from 6.2% in fiscal 2010 to 5.1% in fiscal 2011.

The cost of rupee borrowings increased from 7.2% in fiscal 2010 to 8.7% in fiscal 2011 primarily on account of an increase in the cost of call and term borrowings and bond borrowings.

The full impact of increase in deposit rates in fiscal 2011 will be reflected in fiscal 2012. Further, the Reserve Bank of India increased the interest rate on savings account deposits to 4.0% with effect from May 3, 2011.

The yield on our foreign currency portfolio increased by 14 basis points from 4.5% in fiscal 2010 to 4.7% in fiscal 2011, primarily due to a higher average yield on assets realized at our UK and Canadian subsidiaries. The average yield on assets of ICICI Bank UK increased primarily due to the deployment of higher proportion of assets in corporate loans and advances and a decline in the relatively lower yielding investment portfolio due to sales and maturities. The benefit was partially offset by investments in low yield short-term UK government treasury bills. The average yield of ICICI Bank Canada increased primarily due to investments in higher yielding corporate bonds.

The cost of funds for the foreign currency portfolio decreased by 37 basis points from 3.9% in fiscal 2010 to 3.5% in fiscal 2011 primarily due to a decline in the average cost of term deposits and savings account deposits. The benefit was partially offset by an increase in the proportion of term deposit liabilities of our UK subsidiary and overseas branches during fiscal 2011. Further, the average cost of deposits of our Canadian subsidiary was lower during fiscal 2011 on account of a higher proportion of low cost saving deposits and a reduction in term deposits.

As a result, our spread increased by 17 basis points from 1.95% in fiscal 2010 to 2.12% in fiscal 2011 and net interest margin increased by 25 basis points from 2.42% in fiscal 2010 to 2.67% in fiscal 2011.

Going forward, systemic deposit and borrowing rates will be influenced by monetary policy responses to inflationary trends, deposit growth in the system relative to credit growth and systemic liquidity conditions. While we expect increases in the lending rates to keep pace with increases in the cost of deposits or borrowings, the time-lag between such increases and re-pricing on the asset side could impact margins in fiscal 2012.

Interest-earning assets

The average volume of interest-earning assets increased by 2.4% from Rs. 4,060.9 billion in fiscal 2010 to Rs. 4,157.2 billion in fiscal 2011. The increase in interest-earning assets was primarily due to an increase in average interest-earning investments by Rs. 178.8 billion, offset, in part, by a decrease in average loans by Rs. 45.1 billion.

Average loans decreased by 1.9% from Rs. 2,395.3 billion in fiscal 2010 to Rs. 2,350.2 billion in fiscal 2011 mainly due to a decrease in average foreign currency loans by 5.6% from Rs. 898.3 billion in fiscal 2010 to Rs. 847.7 billion in fiscal 2011. This was primarily due to the securitization of insured mortgages by our Canadian subsidiary and the impact of appreciation of the rupee against the U.S. dollar. Average rupee loans increased from Rs. 1,497.0 billion in fiscal 2010 to Rs. 1,502.5 billion in fiscal 2011 primarily on account of advances taken over from the Bank of Rajasthan, which merged with us effective the close of business August 12, 2011.

Average interest-earning investments increased by 13.6% from Rs. 1,319.2 billion in fiscal 2010 to Rs. 1,498.0 billion in fiscal 2011, primarily due to an increase in average interest-earning investments other than the investment in government and other approved securities by 22.1% from Rs. 586.3 billion at year-end fiscal 2010 to Rs. 715.9 billion at year-end fiscal 2011. Average interest-earning investments, other than government and other approved securities increased due to investments in corporate bonds and debentures, Rural Infrastructure Development Fund and other related investments, certificates of deposits, commercial paper, offset, in part, by a decrease in investments in liquid mutual funds to deploy excess liquidity.

Interest-bearing liabilities

Average interest-bearing liabilities increased marginally from Rs. 3,713.3 billion in fiscal 2010 to Rs. 3,717.5 billion in fiscal 2011 on account of an increase in average deposits. We focused on our strategy of increasing current and savings account deposits in total deposits and rebalancing our funding mix. The average current and savings account deposits increased from Rs. 747.9 billion in fiscal 2010 to Rs. 882.4 billion in fiscal 2011. The average term deposits decreased from Rs. 1,656.6 billion in fiscal 2010 to Rs. 1,531.8 billion in fiscal 2011. The ratio of average current and savings account deposits to average deposits of ICICI Bank increased from about 32.5% in fiscal 2010 to about 39.1% in fiscal 2011. The average borrowings decreased marginally from Rs. 1,308.8 billion in fiscal 2010 to Rs. 1,303.3 billion in fiscal 2011.

See also “Risk Factors—Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”.

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

	Year ended March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Commission, exchange and brokerage	Rs.	60,039	Rs.	65,978	US$	1,481	9.9%
Profit/(loss) on treasury-related activities (net)(1)		26,194		11,808		265	(54.9)
Profit/(loss) on sale of land, buildings and other assets (net)		822		300		7	(63.5)
Income pertaining to insurance business		204,758		236,030		5,299	15.3
Miscellaneous income (including lease income)		2,648		1,017		23	(61.6)
Total non-interest income	Rs.	294,461	Rs.	315,133	US$	7,075	7.0%

(1)	Includes profit/(loss) on the sale/revaluation of investments and exchange transactions.

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

Non-interest income increased by 7.0% from Rs. 294.5 billion in fiscal 2010 to Rs. 315.1 billion in fiscal 2011. The increase in non-interest income was primarily due to an increase in income relating to our insurance business and commission, exchange and brokerage income. During fiscal 2011, there was a decrease in income relating to our treasury activities and miscellaneous income (including lease income).

Commission, exchange and brokerage

Commission, exchange and brokerage income primarily includes fees from our banking business, and fee and brokerage income of our securities brokering and asset management subsidiaries. The fee income of our banking business is mainly comprised of fees from corporate clients such as loan processing fees, transaction banking fees and structuring fees and fees from retail customers such as loan processing fees, credit card fees, service charges on retail liability-related accounts and third-party referral fees. Commission, exchange and brokerage income increased by 9.9% from Rs. 60.0 billion in fiscal 2010 to Rs. 66.0 billion in fiscal 2011 primarily due to an increase in corporate fees. Commission, exchange and brokerage income of ICICI Bank increased by 14.1% from Rs. 48.3 billion in fiscal 2010 to Rs. 55.1 billion in fiscal 2011. This increase was partly offset by decrease in fee income of our banking subsidaries, management fees of our asset management subsidiary and fees and brokering income of our securities brokering subsidiaries.

Higher credit demand and increased business activity in the corporate sector due to the economic recovery resulted in an increase in loan processing fees and transaction banking related fees from corporate clients. There was a decrease in retail fees such as foreclosure charges, credit card fees and third party referral fees. Following the reduction in our credit card portfolio, specifically products like equated monthly installments/personal loan on credit cards and lower issuance of new credit cards, the fees related to credit card business declined in fiscal 2011 compared to fiscal 2010. Fee income from our credit card business was Rs. 5.4 billion in fiscal 2011, a decline of 20.8% from Rs. 6.9 billion in fiscal 2010. The fees from distribution of third-party products in fiscal 2011 were impacted by regulatory changes in the life insurance sector, which led to a decline in market volumes and changes in the product mix.

Our banking subsidiaries’ fee income decreased due to a decrease in corporate fees resulting from lower business volume. Commission, exchange and brokerage income of our banking subsidiaries decreased by 41.4% from Rs. 2.9 billion in fiscal 2010 to Rs. 1.7 billion in fiscal 2011, primarily due to the lower business volume of ICICI Bank UK during fiscal 2011 and the lower investment banking fees of ICICI Bank Canada.

The management fees of our asset management subsidiary decreased by 17.4% from Rs. 4.6 billion in fiscal 2010 to Rs. 3.8 billion in fiscal 2011, primarily due to a decrease in average assets under management for our mutual funds from Rs. 769.9 billion in fiscal 2010 to Rs. 728.3 billion in fiscal 2011. The major decrease pertained to the money market funds under management, which decreased from Rs. 522.4 billion in fiscal 2010 to Rs. 427.9 billion in fiscal 2011.

Fee and brokerage income of our securities brokering subsidiary also decreased due to a change in the trading patterns from the high margin cash and futures segment to lower margin options segment.

Profit/(loss) on treasury-related activities (net)

Income from treasury-related activities includes income from sale of investments and the revaluation of investments on account of changes in unrealized profit/(loss) in the fixed income, equity and preference share portfolio, units of venture capital and private equity funds, and security receipts issued by asset reconstruction companies. It also includes income from foreign exchange transactions, consisting of various foreign exchange and derivatives transactions with clients, including options and swaps, and on credit derivatives instruments including credit default swaps, credit-linked notes and collateralized debt obligations. Profit from treasury-related activities decreased from Rs. 26.2 billion in fiscal 2010 to Rs. 11.8 billion in fiscal 2011. The decrease in income from treasury-related activities in fiscal 2011 was primarily due to a loss on government securities and other fixed income positions compared to gains in fiscal 2010, lower profits from our equity portfolio and lower mark-to-market/realized profits on credit derivatives. This was offset by higher income from foreign exchange and derivatives transactions with our clients.

During fiscal 2011, there was a loss on our government securities portfolio and other fixed income positions of Rs. 1.7 billion compared to a profit of Rs. 8.2 billion in fiscal 2010. During fiscal 2010, we capitalized on certain market opportunities to realize gains from sale of our government securities portfolio and other fixed income positions, while in fiscal 2011, the loss was due to monetary tightening and negative systemic liquidity for most of the year which resulted in increase in yields on short-term government securities.

The benchmark equity index, the BSE Sensex, increased by 10.9% from 17,528 at year-end fiscal 2010 to 19,445 at year-end fiscal 2011, compared to an increase of 80.5% during fiscal 2010. However, the equity markets remained volatile in fiscal 2011, particulary in the second half of the year, due to global and domestic developments including the political unrest in the Middle East and concerns on global recovery due to possible impact on crude oil prices, and continued high levels of inflation in India and resultant monetary tightening. These factors impacted market sentiment resulting in decline in realized/unrealized profit on equity investments for fiscal 2011. Our profit from equity portfolio decreased from Rs. 6.9 billion in fiscal 2010 to Rs. 4.3 billion in fiscal 2011.

We have credit derivatives instruments including credit default swaps, credit-linked notes and collateralized debt obligations. These include both funded and non-funded instruments. The notional principal amount of funded instruments at year-end fiscal 2011 was Rs. 18.2 billion compared to Rs. 28.0 billion at year-end fiscal 2010. The notional principal amount of non-funded instruments at year-end fiscal 2011 was Rs. 29.4 billion compared to Rs. 32.9 billion at year-end fiscal 2010. During fiscal 2011, there was a profit of Rs. 0.2 billion on these credit derivatives instruments. During fiscal 2010, the softening of credit spreads resulted in a reversal of provisions held against the credit derivatives portfolio and we realized gains of Rs. 5.1 billion.

At year-end fiscal 2011, we had an outstanding net investment of Rs. 28.3 billion in security receipts issued by asset reconstruction companies with respect to the sale of non-performing assets. During fiscal 2011, the impact on these security receipts was a loss of Rs. 2.3 billion compared to a loss of Rs. 2.1 billion in fiscal 2010.

We offer various derivatives products, including options and swaps, to our clients primarily for their risk management purposes. We generally do not carry market risk on client derivatives positions as we cover ourselves in the inter-bank market. Profits or losses on account of currency movements on these transactions are borne by the clients. During fiscal 2009, due to high exchange rate volatility as a result of the global financial crisis, a number of clients experienced significant mark-to-market losses in derivatives transactions. On maturity or premature termination of the derivatives contracts, these mark-to-market losses became receivables owed to us. Some clients did not pay their derivatives contract obligations to us in a timely manner and, in some instances, clients filed lawsuits to avoid payment of derivatives contract obligations entirely. In other instances, at the request of clients, we converted overdue amounts owed to us into loans and advances. In October 2008, the Reserve Bank of India issued guidelines requiring banks to classify derivatives contract receivables overdue for 90 days or more as non-performing assets. Pursuant to these guidelines, we reverse derivatives contract receivables in our income statement when they are overdue for 90 days or more. Further, mark-to-market gains on other derivative contracts with same counterparties mentioned above are reversed through our profit and loss account. The Reserve Bank of India has recently issued guidelines to this effect. After reversal, any recovery is accounted for only on actual receipt of payment. In fiscal 2011, we made a provision of Rs. 0.3 billion relating to receivables under derivatives contracts that were overdue for more than 90 days and the related mark-to-market receivables from such counterparties, in accordance with the Reserve Bank of India guidelines compared to a write-back of Rs. 0.2 billion in fiscal 2010.

The treatment of receivables owed in connection with derivatives contracts differs under U.S. GAAP from that under Indian GAAP. Under U.S. GAAP, these receivables are analyzed to identify the required provisions in the same manner as provisions for loan losses. Accordingly, under U.S. GAAP, the amount receivable by us when a derivatives contract obligation arises is charged to the client’s account and treated like a loan. We periodically conduct a comprehensive analysis of our corporate loan portfolio, including overdue derivatives receivables, to determine appropriate allowances for loan losses. This analysis takes into account both qualitative and quantitative criteria, including among other considerations, the account conduct, future prospects, repayment history and financial performance. This comprehensive analysis includes an account-by-account review of a substantial portion of our corporate loan portfolio, and an allowance is made for probable loss, if any, on each account. In addition to the detailed review of large balance loans, we also classify our portfolio based on the overdue status of each account and classify loans as impaired if principal or interest has remained overdue for more than 90 days.

Our income from foreign exchange transactions with clients and from margins on derivatives transactions with clients increased from Rs. 7.3 billion in fiscal 2010 to Rs. 8.3 billion in fiscal 2011, primarily on account of concerted efforts to increase margins, enhance focus on large corporate customers and acquisition of new small and medium corporate as well as retail customers.

Our subsidiary, ICICI Bank UK had an investment portfolio comprised of bonds, credit-linked notes, asset backed securities and equity of Rs. 89.8 billion at year-end fiscal 2010 and Rs. 70.3 billion at year-end fiscal 2011. The investment portfolio of ICICI Bank UK also includes treasury bills of Rs. 23.1 billion at year-end fiscal 2011. The investment portfolio of ICICI Bank UK includes investments of Rs. 81.3 billion at year-end fiscal 2010 and Rs. 64.7 billion at year-end fiscal 2011 classified as “available-for-sale” investments. In the “available-for-sale” investments category, the mark-to-market post-tax loss reflected in the shareholders’ equity decreased from Rs. 4.3 billion at year-end fiscal 2010 to Rs. 3.3 billion at year-end fiscal 2011, due to reduction in the investment portfolio and also due to tightening of credit spreads, primarily on the bond portfolio. During fiscal 2010, the mark-to-market post-tax loss reflected in the shareholders’ equity had decreased from Rs. 12.4 billion at year-end fiscal 2009 to Rs. 4.3 billion at year-end fiscal 2010.

Income relating to our insurance business

Income from our insurance business increased by 15.3% from Rs. 204.8 billion in fiscal 2010 to Rs. 236.0 billion in fiscal 2011. Income from our insurance business includes net premium income, fee and commission income and release of certain actuarial reserves on lapsed policies created in earlier years of our life insurance subsidiary amounting to Rs. 206.3 billion and general insurance subsidiary amounting to Rs. 29.7 billion in fiscal

2011 compared to income of Rs. 182.0 billion from our life insurance subsidiary and Rs. 22.8 billion from our general insurance subsidiary in fiscal 2010. The increase in income from our insurance business was from the life insurance business primarily due to increase in net premium, increase in fees on account of higher fund management and policy fees and higher release of certain actuarial reserves on lapsed policies created in earlier years.

Income from our life insurance business includes net premium income of Rs. 178.0 billion and fee and other income of Rs. 28.3 billion in fiscal 2011 compared to net premium income of Rs. 164.7 billion and fee and other income of Rs. 17.3 billion from our life insurance business in fiscal 2010.

The Insurance Regulatory and Development Authority issued various regulations regarding unit-linked products, effective from September 1, 2010, which required insurers to maintain an interim reduction in yield, a cap on charges and make structural changes to the pension products. Almost all unit-linked products operational in the market were withdrawn on August 31, 2010 as per the revised unit-linked guidelines. The scarcity value created for the old products resulted in high growth during July and August 2010. After September 1, 2010, with the new set of products which had lower distributor payouts, the industry witnessed a slowdown in new business. ICICI Prudential Life Insurance’s new business premium, in line with the market trend, grew year-on-year in the first half of fiscal 2011, while the year-on-year growth declined in the second half of fiscal 2011.

The premium income (gross of premium on reinsurance ceded) of ICICI Prudential Life Insurance Company increased by 8.2% from Rs. 165.3 billion in fiscal 2010 to Rs. 178.8 billion in fiscal 2011, primarily due to an increase in single premium business from Rs. 2.8 billion in fiscal 2010 to Rs. 21.7 billion in fiscal 2011. In fiscal 2011, the new business premium from our regular premium business decreased by 6.1% from Rs. 60.6 billion in fiscal 2010 to Rs. 56.9 billion in fiscal 2011 and the renewal premium decreased by 1.8% from Rs. 102.0 billion in fiscal 2010 to Rs. 100.2 billion in fiscal 2011. ICICI Prudential Life Insurance Company’s other income increased from Rs. 17.3 billion in fiscal 2010 to Rs. 28.3 billion in fiscal 2011 primarily due to an increase in fees on account of higher fund management and policy fees and higher release of certain actuarial reserves on lapsed policies created in earlier years.

Income from our general insurance business includes net premium income amounting to Rs. 26.9 billion and commission income amounting to Rs. 2.8 billion in fiscal 2011, compared to net premium income of Rs. 20.7 billion and commission income of Rs. 2.1 billion from our general insurance subsidiary in fiscal 2010.

Gross written premiums of ICICI Lombard General Insurance Company increased by 27.8% from Rs. 36.9 billion in fiscal 2010 to Rs. 47.3 billion in fiscal 2011 primarily due to growth in its health and weather insurance businesses. Commission income of ICICI Lombard General Insurance Company increased by 33.3% from Rs. 2.1 billion in fiscal 2010 to Rs. 2.8 billion in fiscal 2011 primarily due to increase in reinsurance commission income on weather insurance business.

Miscellaneous income (including lease income)

Miscellaneous income decreased from Rs. 2.6 billion in fiscal 2010 to Rs. 1.0 billion in fiscal 2011.

During the third quarter of fiscal 2010, ICICI Bank and First Data, a global company engaged in electronic commerce and payment services, formed a merchant acquiring alliance and a new entity, ICICI Merchant Services Private Limited, which is 81.0% owned by First Data and 19.0% owned by ICICI Bank. ICICI Merchant Services Private Limited acquired ICICI Bank’s merchant acquiring operations through a transfer of assets, primarily comprising fixed assets, receivables and payables, and assumption of liabilities for a total consideration of Rs. 3.7 billion. The Bank realized a profit of Rs. 2.0 billion from this transaction in fiscal 2010, which was included in miscellaneous income.

Lease income of the Bank decreased by 42.7% from Rs. 1.6 billion in fiscal 2010 to Rs. 0.9 billion in fiscal 2011, primarily due to a reduction in leased assets from Rs. 3.5 billion at year-end fiscal 2010 to Rs. 2.6 billion at year-end fiscal 2011.

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Year ended March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Payments to and provisions for employees	Rs.	36,784	Rs.	43,926	US$	986	19.4%
Depreciation on own property		6,212		6,608		148	6.4
Auditor’s fees and expenses		148		161		4	8.8
Other administrative expenses		51,199		49,932		1,121	(2.5)
Operating expenses		94,343		100,627		2,259	6.7
Direct marketing agency expenses		2,413		2,579		58	6.9
Depreciation on leased assets		1,417		789		18	(44.3)
Expenses pertaining to insurance business		179,160		209,029		4,693	16.7
Total non-interest expenses	Rs.	277,333	Rs.	313,024	US$	7,028	12.9%

Non-interest expense primarily includes expenses relating to our insurance business, payment to and provision for employees, direct marketing agency expenses and other administrative expenses. The operating expenses increased from Rs. 277.3 billion in fiscal 2010 to Rs. 313.0 billion in fiscal 2011 primarily due to increase in expenses related to our insurance business and payments to and provisions for employees.

Payments to and provisions for employees

Employee expenses increased by 19.4% from Rs. 36.8 billion in fiscal 2010 to Rs. 43.9 billion in fiscal 2011, primarily due to an increase in employee expenses of ICICI Bank offset in part by a decrease in employee expenses of insurance subsidiaries and home finance subsidiary. The employee base, including sales executives, employees on fixed term contracts and interns, increased from 74,056 at year-end fiscal 2010 to 79,978 at year-end fiscal 2011. The increase in the employee base was due to the addition of employees of the Bank of Rajasthan and converting sales executives to full time employees of ICICI Bank. We expect an increase in the number of employees of ICICI Bank in view of the anticipated growth in our business.

The employee expenses of ICICI Bank increased by 46.1% from Rs. 19.3 billion in fiscal 2010 to Rs. 28.2 billion in fiscal 2011. Employee expenses increased primarily due to the addition of employees of the Bank of Rajasthan, the annual increase in salaries and provision for payment of performance bonus and performance-linked retention pay during the period and an increase in the employee base, including sales executives, employees on fixed term contracts and interns, from 41,068 employees at year-end fiscal 2010 to 56,969 employees at year-end fiscal 2011. This increase was partly offset by a decrease in employee expenses in certain of our subsidiaries. The employee expenses for ICICI Prudential Life Insurance Company decreased by 6.6% from Rs. 9.1 billion in fiscal 2010 to Rs. 8.5 billion in fiscal 2011, due to a decrease in the employee base from 20,295 at year-end fiscal 2010 to 13,393 at year-end fiscal 2011. The employee expenses for ICICI Lombard General Insurance Company decreased by 6.9% from Rs. 2.9 billion in fiscal 2010 to Rs. 2.7 billion in fiscal 2011, due to a decrease in employee base from 4,650 at year-end fiscal 2010 to 4,264 at year-end fiscal 2011.

Depreciation

Depreciation on owned property increased from Rs. 6.2 billion in fiscal 2010 to Rs. 6.6 billion in fiscal 2011, primarily due to an expansion in the branch and ATM network and capitalization of ICICI Bank’s new building in Hyderabad, offset, in part, by the sale of assets of merchant acquiring operations and other assets. During fiscal 2011, ICICI Lombard General Insurance Company revised its estimate of useful life of fixed assets. This change in estimate resulted in an additional depreciation of Rs. 0.2 billion in fiscal 2011. Depreciation on leased assets decreased from Rs. 1.4 billion in fiscal 2010 to Rs. 0.8 billion in fiscal 2011 due to a reduction in leased assets.

Other administrative expenses

Other administrative expenses decreased from Rs. 51.2 billion in fiscal 2010 to Rs. 49.9 billion in fiscal 2011, primarily due to our overall cost reduction initiatives. There was a reduction in retail asset business expenses, legal charges and expenses on account of postage and communication expenses in fiscal 2011 of ICICI Bank and the home finance subsidiary. This was partly offset by an increase in rent, taxes and related expenses due to an increase in our branch and ATM network. The number of branches and extension counters (excluding foreign branches and offshore banking units) of ICICI Bank increased from 1,707 at year-end fiscal 2010 to 2,529 at year-end fiscal 2011. ICICI Bank also increased its ATM network from 5,219 ATMs at year-end fiscal 2010 to 6,104 ATMs at year-end fiscal 2011. These figures include branches and ATMs of the Bank of Rajasthan. The number of branches and offices of our insurance subsidiaries decreased from 2,277 at year-end fiscal 2010 to 1,714 at year-end fiscal 2011.

Direct marketing agency expenses

Direct marketing agency expenses increased from Rs. 2.4 billion in fiscal 2010 to Rs. 2.6 billion in fiscal 2011. The increase in direct marketing expenses was primarily due to higher retail loan disbursements. We use marketing agents, called direct marketing agents or associates, for sourcing our retail assets. We include commissions paid to these direct marketing agents in non-interest expense. In line with the Reserve Bank of India guidelines, these commissions are expensed upfront and not amortized over the life of the loan.

Expenses related to our insurance business

Expenses related to our insurance business include claims and benefit payouts, commission expenses and reserves for actuarial liability (including the investible portion of the premium on unit-linked policies of our life insurance business). The expenses relating to our insurance business increased by 16.7% from Rs. 179.2 billion in fiscal 2010 to Rs. 209.0 billion in fiscal 2011, primarily due to an increase in life insurance business volume and claims and benefit payouts in our general insurance business. The impact of such increases in expenses was reduced to a certain extent by a decline in the commission expenses of our life insurance subsidiary. The expenses related to our insurance business includes expenses of our life insurance subsidiary amounting to Rs. 179.8 billion and of our general insurance subsidiary amounting to Rs. 29.2 billion in fiscal 2011, compared to expenses of Rs. 158.3 billion for our life insurance subsidiary and Rs. 20.9 billion for our general insurance subsidiary in fiscal 2010.

The expenses of our life insurance business includes reserves for actuarial liability of Rs. 172.9 billion, claims and benefit payouts of Rs. 2.8 billion and commission expenses of Rs. 4.1 billion in fiscal 2011 compared to Rs. 150.9 billion of reserves for actuarial liability, Rs. 2.9 billion of claims and benefit payouts and Rs. 4.5 billion of commission expenses in fiscal 2010.

During fiscal 2011, the reserves for the actuarial liability of the life insurance business (including the investible portion of the premium on unit-linked policies) increased from Rs. 150.9 billion in fiscal 2010 to Rs. 172.9 billion in fiscal 2011 primarily due to an increase in the volume of our unit-linked insurance business (including renewal) and our single premium business. The investible portion of the premium on linked policies of our life insurance business represents the amount of premium including renewal premium received on linked policies of life insurance business invested, after deducting charges and the premium for risk coverage, in the underlying asset or index chosen by the policy holder. The claims and benefit payouts decreased from Rs. 2.9 billion in fiscal 2010 to Rs. 2.8 billion in fiscal 2011. Commission expenses decreased by 8.9% from Rs. 4.5 billion in fiscal 2010 to Rs. 4.1 billion in fiscal 2011 despite the increase in total premium, primarily due to higher single premium business where the commissions are lower as compared to our regular premium business. In line with Indian accounting norms for insurance companies, we do not amortize the customer acquisition cost, but account for the expenses upfront.

The expenses of general insurance business include claims and benefit payouts of Rs. 27.3 billion and Rs. 1.9 billion of commission expenses in fiscal 2011 compared to Rs. 18.9 billion of claims and benefit payouts and Rs. 2.0 billion of commission expenses in fiscal 2010. The claims and benefit payouts of ICICI Lombard General Insurance Company increased from Rs. 18.9 billion in fiscal 2010 to Rs. 27.3 billion in fiscal 2011, primarily due to an increase in impact of the Indian Motor Third Party Insurance Pool (the Pool) on account of additional provisions made as per Insurance Regulatory and Development Authority order and due to increase in claims/benefits paid in line with the increase in business.

In accordance with Insurance Regulatory and Development Authority guidelines, ICICI Lombard General Insurance Company, together with all other Indian general insurance companies, participates in the Pool, administered by the General Insurance Corporation of India from April 1, 2007. The Pool covers the reinsurance of third party risks of commercial vehicles. Based on an analysis of the performance of the Pool by an independent consultant, the Insurance Regulatory and Development Authority instructed all general insurance companies to provide for losses on the Pool at the provisional rate of 153.0% over fiscal 2008 to fiscal 2011 in the financial results for fiscal 2011 compared to the earlier loss rate of 122-127%. Accordingly, an additional provision of Rs. 2.7 billion was created during the current fiscal year by ICICI Lombard General Insurance Company. In view of the above developments, the Insurance Regulatory and Development Authority has allowed an increase in the rate of premium applicable to the motor third party liability insurance business by 68.5% with effect from April 25, 2011.

Provisions and contingencies (excluding tax provisions)

The following table sets forth, for the periods indicated, the composition of provisions and contingencies, excluding provisions for tax.

	Year ended March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Provision for investments (including credit substitutes) (net)	Rs.	328	Rs.	3,163	US$	71	-
Provision for non-performing assets		44,898		20,515		461	(54.3)
Provision for standard assets		(153)		40		1	-
Others		514		1,882		42	-
Total provisions and contingencies (excluding tax)	Rs.	45,587	Rs.	25,600	US$	575	(43.8)%

Provisions are made by ICICI Bank on standard, substandard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and unsecured portions of doubtful assets are provided/written off to the extent required by the Reserve Bank of India guidelines. Subject to the minimum provisioning levels prescribed by the Reserve Bank of India, provisions on retail non-performing loans are made at the borrower level in accordance with the provisioning policy of ICICI Bank. The specific provisions on retail loans held by ICICI Bank are higher than the minimum regulatory requirement. See also “Business—Loan portfolio—Classification of loans”.

Provisions and contingencies (excluding provisions for tax) decreased by 43.8% from Rs. 45.6 billion in fiscal 2010 to Rs. 25.6 billion in fiscal 2011, primarily due to a reduction in provisions for non-performing assets. The provision for non-performing assets decreased primarily on account of a reduction in provision for retail non-performing loans due to a sharp reduction in accretion to retail non-performing loans in fiscal 2011. The net additions (gross of write-off) to our retail gross non-performing loans during fiscal 2011 amounted to Rs. 1.7 billion compared to Rs. 34.2 billion in fiscal 2010.

In the second quarter review of monetary policy for fiscal 2011, the Reserve Bank of India directed banks to ensure that their total provisioning coverage ratio against non-performing loans is not less than 70.0%. ICICI Bank’s provisioning coverage ratio at year-end fiscal 2011 computed in accordance with the Reserve Bank of India guidelines was 76.0%.

Provision for investments increased from Rs. 0.3 billion in fiscal 2010 to Rs. 3.2 billion in fiscal 2011, primarily due to the impairment provision for investments held by the Bank, our consolidated venture capital funds and the provision on equity investments held by ICICI Bank UK.

There was a net addition to the general provision on standard assets primarily due to the standard asset provision held by the Bank of Rajasthan. During fiscal 2011, ICICI Bank did not make additional general provisions on standard assets. In November 2008, the Reserve Bank of India issued guidelines reducing the general provision requirement. However, these guidelines did not permit a write-back of excess provisions already made and ICICI Bank therefore held a cumulative general provision of Rs. 14.8 billion at year-end fiscal 2011 compared to the general provision requirement of Rs. 10.9 billion in accordance with the revised guidelines. The Reserve Bank of India has recently revised rates of provisioning for standard restructured advances from 0.25%-1% (depending upon the category of advance) to 2%.

Provisions, including general provisions on performing assets, as a percentage of gross customer assets were 3.3% at year-end fiscal 2011 compared to 3.0% at year-end fiscal 2010.

Provisions for Restructured Loans and Non-performing Assets

We classify our assets, including those in our overseas branches, as performing and non-performing in accordance with the Reserve Bank of India's guidelines except in the case of ICICI Home Finance Company and our overseas banking subsidiaries.  ICICI Home Finance Company classifies its loans and other credit facilities as per the guidelines of its regulator namely, the National Housing Bank.  Loans made by our overseas banking subsidiaries are classified as impaired when there is no longer a reasonable assurance of the timely collection of the full amount of principal or interest.  Under the Reserve Bank of India guidelines, an asset is classified as non-performing if any amount of interest or principal remains overdue for more than 90 days in respect of term loans.  In respect of overdraft or cash credit, an asset is classified as non-performing if the account remains out of order for a period of 90 days and, in respect of bills, if the account remains overdue for more than 90 days.  Further, non-performing assets are classified into sub-standard, doubtful and loss assets based on criteria stipulated by Reserve Bank of India.  See also “Business—Classification of loans.”

The following table sets forth, at the dates indicated, information regarding roll-forward and average balances of restructured loans.

	At March 31,
	2010		2011		2011		2011/2010 % Change
	(in millions, except percentages)
Opening balance (gross loans)	Rs.	61,368	Rs.	62,662	US$	1,407	2.1%
Add: Loans restructured during the year		37,833		12,223		274	(67.7)
Add: Increase in loans outstanding to previously restructured loans		349		46		1	(86.8)
Less: Loans upgraded to standard category during the year		(33,471)		(42,341)		(951)	26.5
Less: Loans downgraded to non-performing category during the year		(1,297)		(2,123)		(48)	63.7
Less: Recoveries during the year		(2,120)		(9,934)		(222)	-
Gross restructured loans	Rs.	62,662	Rs.	20,533	US$	461	(67.2)
Provisions for restructured loans		(2,758)		(940)		(21)	(65.9)
Net restructured loans	Rs.	59,904	Rs.	19,593	US$	440	(67.3)
Average balance of net restructured loans(1)		54,914		36,265		814	(34.0)
Gross customer assets	Rs.	2,601,135	Rs.	3,108,740	US$	69,797	19.5
Net customer assets		2,536,941		3,024,694		67,910	19.2%
Gross restructured loans as a percentage of gross customer assets		2.41%		0.66%
Net restructured loans as a percentage of net customer assets		2.36%		0.65%

(1)	The average balances are the average of quarterly balances outstanding at the end of March of the previous year and June, September, December and March of the year.

Gross restructured loans decreased by 67.2% from Rs. 62.7 billion at year-end fiscal 2010 to Rs. 20.5 billion at year-end fiscal 2011 primarily due to upgrades of certain borrowers in the power, services, food and beverages, automobile and other sectors. After restructuring, based on the satisfactory performance of the borrower over a period of time, the restructured account is upgraded and removed from this category. During fiscal 2011, the Bank upgraded certain borrower accounts aggregating Rs. 42.3 billion based on payment performance. During fiscal 2010, there were upgrades amounting to Rs. 33.5 billion primarily of borrower accounts in the oil and petrochemical sector. As a percentage of net customer assets, net restructured loans were 0.6% at year-end fiscal 2011 compared to 2.4% at year-end fiscal 2010. During fiscal 2011, the diminution in fair value of restructured loans (including the provision for funded interest) amounted to Rs. 0.2 billion, compared to Rs. 2.6 billion in fiscal 2010. The decline was mainly due to recoveries of funded interest of previous years as well as a lower quantum of loans restructured during fiscal 2011. A fully secured, standard loan can be restructured by rescheduling of principal repayments and/or the interest element, but must be separately disclosed as a restructured loan in the year of restructuring.  There are certain conditions stipulated by the Reserve Bank of India for continuing to classify a restructured standard loan as a standard asset. The restructured loans continue to be classified as such until they complete one year of payment in accordance with the restructured terms. In December 2008, the Reserve Bank of India permitted banks to undertake one-time restructuring of loans classified as real estate exposures and to undertake a second restructuring for accounts that were previously restructured, without downgrading such accounts to the non-performing category, up to June 30, 2009. The Reserve Bank of India also permitted banks to classify all eligible accounts that met the basic criteria for restructuring and which were classified as standard at September 1, 2008, as standard accounts irrespective of their subsequent asset classification. This treatment was subject to banks receiving an application from the borrower for restructuring the loan at or before fiscal 2009 and to the implementation of the restructuring package within 120 days from the date of receipt of the application. See also “Business—Classification of Loans.”

The following table sets forth, at the dates indicated, certain information regarding non-performing assets.

	At March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Gross non-performing assets(1)	Rs.	105,821	Rs.	111,575	US$	2,505	5.4%
Provisions for non-performing assets(1)		(59,083)		(79,501)		(1,785)	34.6
Net non-performing assets(1)	Rs.	46,738	Rs.	32,074	US$	720	(31.4)%

Gross customer assets	Rs.	2,601,135	Rs.	3,108,740	US$	69,797	19.5%
Net customer assets		2,536,941		3,024,694		67,910	19.2
Gross non-performing assets as a percentage of gross customer assets		4.07%		3.59%
Net non-performing assets as a percentage of net customer assets		1.84%		1.06%

(1)	Includes loans identified as non-performing/impaired in line with the guidelines issued by regulators of the respective subsidiary.

Gross non-performing assets increased by 5.4% from Rs. 105.8 billion at year-end fiscal 2010 to Rs. 111.6 billion at year-end fiscal 2011. During fiscal 2011, we wrote-off corporate and retail loans aggregating Rs. 2.3 billion (consisting of corporate loans of Rs. 1.7 billion and retail loans of Rs. 0.6 billion) compared to Rs. 24.2 billion (consisting of corporate loans of Rs. 5.9 billion and retail loans of Rs. 18.3 billion) written off during fiscal 2010. The net additions (gross of write-offs) to our retail gross non-performing loans declined from Rs. 42.1 billion in fiscal 2009 to Rs. 34.2 billion in fiscal 2010 and declined sharply to Rs.1.7 billion in fiscal 2011. We experienced an increase in non-performing loans in our retail portfolio in fiscal 2009 due to the seasoning of the portfolio and a higher level of defaults in unsecured personal loans and credit card receivables due to challenges in collections and the impact of the adverse macroeconomic environments. While additions to gross non-performing assets in our retail portfolio remained at a high level in fiscal 2010, we experienced a sharp decline in net additions to gross retail non-performing loans in fiscal 2011 due to the measures initiated by the Bank to curb delinquencies and improved collection practices from second half of fiscal 2009. Retail gross non-performing loans constituted 61.5% of total gross non-performing assets at year-end fiscal 2011 compared to 63.3% at year-end fiscal 2010.

We had sold Rs. 7.6 billion of net non-performing assets to an asset reconstruction company in fiscal 2010 which primarily included mortgage loans and small value personal loans and vehicle loans and in fiscal 2011, we sold fully written off credit card receivables. See also “Business—Classification of Loans—Non-Performing Asset Strategy”.

As a percentage of net customer assets, net non-performing assets were 1.1% at year-end fiscal 2011, compared to 1.8% at year-end fiscal 2010. The net non-performing loans in the retail portfolio declined from 2.8% of net retail loans at year-end fiscal 2010 to 1.5% of net retail loans at year-end fiscal 2011.

Tax Expense

Income tax expense increased by 19.0% from Rs. 17.4 billion in fiscal 2010 to Rs. 20.7 billion in fiscal 2011. The effective tax rate of 24.7% in fiscal 2011 was lower compared to the effective tax rate of 26.4% in fiscal 2010, primarily due to tax benefit from the amalgamation of the Bank of Rajasthan, offset, in part, by changes in the mix of taxable profits (the proportion of tax free/exempt income relative to taxable income with different tax rates).

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Cash and cash equivalents	Rs.	471,441	Rs.	393,853	US$	8,843	(16.5)%
Investments		1,863,198		2,096,528		47,071	12.5
Advances (net of provisions)		2,257,781		2,560,193		57,481	13.4
Fixed assets		38,623		54,895		1,232	42.1
Other assets		262,430		232,210		5,213	(11.5)
Total assets	Rs.	4,893,473	Rs.	5,337,679	US$	119,840	9.1%

Our total assets increased by 9.1% from Rs. 4,893.5 billion at year-end fiscal 2010 to Rs. 5,337.7 billion at year-end fiscal 2011, primarily due to an increase in net advances and investments. Net advances increased by 13.4% from Rs. 2,257.8 billion at year-end fiscal 2010 to Rs. 2,560.2 billion at year-end fiscal 2011. Investments increased by 12.5% from Rs. 1,863.2 billion at year-end fiscal 2010 to Rs. 2,096.5 billion at year-end fiscal 2011.

Cash and cash equivalents

Cash and cash equivalents include cash in hand, and balances with the Reserve Bank of India and other banks, including money at call and money callable on short notice. Cash and cash equivalents decreased from Rs. 471.4 billion at year-end fiscal 2010 to Rs. 393.9 billion at year-end fiscal 2011. The decrease was primarily due to a decrease in balances with the Reserve Bank of India by ICICI Bank from Rs. 241.7 billion at year-end fiscal 2010 to Rs. 171.2 billion at year-end fiscal 2011 due to a higher than stipulated cash reserve ratio maintained at year-end fiscal 2010.

Investments

Total investments increased by 12.5% from Rs. 1,863.2 billion at year-end fiscal 2010 to Rs. 2,096.5 billion at year-end fiscal 2011, primarily due to an increase in investments in corporate bonds and debentures, investments in the Rural Infrastructure Development Fund and in other related investments in lieu of a shortfall in meeting directed lending requirements, commercial paper and certificate of deposits by ICICI Bank and investments held to cover linked liabilities of ICICI Prudential Life Insurance Company. Investments held to cover the liabilities on unit-linked insurance policies of ICICI Prudential Life Insurance Company increased by 14.3% from Rs. 514.7 billion at year-end fiscal 2010 to Rs. 588.3 billion at year-end fiscal 2011. The increase in linked assets under management is primarily attributable to the improvement in the financial markets (as the investments held for unit-linked business are valued on a mark-to-market basis) and an increase in business volume during the year.

At year-end fiscal 2011, we had an outstanding net investment of Rs. 28.3 billion in security receipts issued by asset reconstruction companies in relation to sales of non-performing assets compared to Rs. 33.9 billion at year-end fiscal 2010. See also “Business—Treasury”.

Advances

Net advances increased by 13.4% from Rs. 2,257.8 billion at year-end fiscal 2010 to Rs. 2,560.2 billion at year-end fiscal 2011, primarily due to an increase in domestic and overseas corporate loans on account of higher credit demand and increased business activity in the corporate sector due to economic recovery and loans taken over from the Bank of Rajasthan. The increase was offset, in part, by decrease in net advances of our subsidiaries namely, ICICI Home Finance Company and ICICI Bank Canada. Net retail advances of ICICI Bank increased by 5.8% from Rs. 790.6 billion at year-end fiscal 2010 to Rs. 836.8 billion at year-end fiscal 2011. Net advances of overseas branches (including our offshore banking unit) of ICICI Bank increased in U.S. dollar terms by 24.0% from US$ 10.0 billion at year-end fiscal 2010 to US$ 12.4 billion at year-end fiscal 2011, and in rupee terms by 22.1% from Rs. 451.4 billion at year-end fiscal 2010 to Rs. 551.0 billion at year-end fiscal 2011. Net advances of overseas subsidiaries decreased marginally in U.S. dollar terms by 3.8% from US$ 7.8 billion at year-end fiscal 2010 to US$ 7.5 billion at year-end fiscal 2011, and in rupee terms, decreased by 4.3% from Rs. 347.9 billion at year-end fiscal 2010 to Rs. 332.8 billion at year-end fiscal 2011, primarily due to a decrease in net advances of ICICI Bank Canada on account of the securitization of insured mortgages in fiscal 2011. See also “Business—Loan Portfolio”.

Fixed and other assets

Fixed assets include premises, furniture and fixtures, assets given on lease and other fixed assets. Fixed assets increased by 42.1% from Rs. 38.6 billion at year-end fiscal 2010 to Rs. 54.9 billion at year-end fiscal 2011 due to part capitalization of ICICI Bank’s new building in Hyderabad and an increase in the branch network and assets taken over from the Bank of Rajasthan. Other assets decreased by 11.5% from Rs. 262.4 billion at year-end fiscal 2010 to Rs. 232.2 billion at year-end fiscal 2011.

Liabilities and Stockholders’ Equity

The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders’ equity.

	At March 31,
	2010		2011			2011		2011/2010 % change
	(in millions, except percentages)
Deposits	Rs.	2,415,723	Rs.	2,591,060		US$	58,174	7.3%
Borrowings(1)		1,156,983		1,258,389			28,253	8.8
Proposed dividend (including corporate dividend tax)		15,136		18,380			413	21.4
Other liabilities		779,962		903,243			20,279	15.8
Minority interest		12,704		13,582			304	6.9
Total liabilities		4,380,508		4,784,654			107,423	9.2
Equity share capital		11,149		11,518			259	3.3
Reserves and surplus		501,816		541,507	(2)		12,158	7.9
Total liabilities (including capital and reserves)	Rs.	4,893,473	Rs.	5,337,679		US$	119,840	9.1%

(1)	Includes subordinated debt and redeemable non-cumulative preference shares.

(2)	Includes Employees Stock Options Outstanding.

Our total liabilities (including capital and reserves) increased by 9.1% from Rs. 4,893.5 billion at year-end fiscal 2010 to Rs. 5,337.7 billion at year-end fiscal 2011, primarily due to an increase in deposits, borrowings, other liabilities (including liabilities on insurance policies in force) and retained earnings.

Deposits

Deposits increased by 7.3% from Rs. 2,415.7 billion at year-end fiscal 2010 to Rs. 2,591.1 billion at year-end fiscal 2011 including deposits taken over from the Bank of Rajasthan. During fiscal 2011, ICICI Bank continued to focus on rebalancing its funding mix by increasing the share of current and savings account deposits in total deposits. Current and savings account deposits are demand deposits and these deposits carry low interest rates. The Bank’s current and savings account deposits increased from Rs. 842.2 billion at year-end fiscal 2010 to Rs. 1,016.5 billion at year-end fiscal 2011 and the ratio of current and savings account deposits to the Bank’s total deposits increased from 41.7% to 45.1%. ICICI Bank’s savings account deposits increased from Rs. 532.2 billion at year-end fiscal 2010 to Rs. 668.7 billion at year-end fiscal 2011.

ICICI Bank UK’s primary source of funds has been retail deposits accepted through its internet banking platform. Until July 2008, demand and saving deposits formed a significant proportion of ICICI Bank UK’s total deposits. Since the instant access demand and savings accounts could be subjected to high withdrawals in times of stress, ICICI Bank UK has focused from July 2008 onwards on rebalancing its deposit base towards term deposits. Accordingly, term deposits of ICICI Bank UK increased from Rs. 138.4 billion at year-end fiscal 2010 to Rs. 144.6 billion at year-end fiscal 2011. ICICI Bank UK’s demand and savings account deposits declined from Rs. 66.0 billion at year-end fiscal 2010 to Rs. 43.2 billion at year-end fiscal 2011. The deposits of ICICI Bank Canada decreased from Rs. 200.7 billion at year-end fiscal 2010 to Rs. 154.4 billion at year-end fiscal 2011, primarily due to decrease in term deposits from Rs. 166.0 billion at year-end fiscal 2010 to Rs. 122.5 billion at year-end fiscal 2011.

Our total term deposits increased from Rs. 1,478.0 billion at year-end fiscal 2010 to Rs. 1,503.7 billion at year-end fiscal 2011, while savings deposits increased from Rs. 622.2 billion at year-end fiscal 2010 to Rs. 732.6 billion at year-end fiscal 2011. Total deposits at year-end fiscal 2011 formed 67.3% of our funding (i.e., deposits and borrowings, including subordinated debt and redeemable non-cumulative preference shares). See also “Business—Funding”.

Borrowings

Borrowings (including redeemable non-cumulative preference shares and subordinated debt) increased by 8.8% from Rs. 1,157.0 billion at year-end fiscal 2010 to Rs. 1,258.4 billion at year-end fiscal 2011, primarily due to an increase in call and term borrowings and an increase in capital-eligible borrowings in the nature of subordinated debt. This was partially offset by a decrease in borrowings of our UK subsidiary and home finance subsidiary. The Reserve Bank of India has issued guidelines effective April 1, 2010, which require market repurchase transactions (previously accounted for as sale and repurchase) to be accounted for as borrowing and lending. However, the transactions with the Reserve Bank of India by ICICI Bank under Liquidity Adjustment Facility continued to be accounted for as sale and purchase transactions. See also “Business—Funding”.

Proposed dividend

In India, dividends declared for a fiscal year are normally paid in the following year. We declared a dividend of Rs. 12.00 per equity share for fiscal 2010, which was paid in fiscal 2011. We declared a dividend of Rs. 14.00 per equity share for fiscal 2011, which was paid in fiscal 2012.

Other liabilities

Other liabilities primarily consist of liabilities on insurance policies in force, pertaining to our insurance subsidiaries. Other liabilities increased by 15.8% from Rs. 780.0 billion at year-end fiscal 2010 to Rs. 903.2 billion at year-end fiscal 2011 primarily due to an increase in liabilities on policies in force of our life insurance business from Rs. 539.7 billion at year-end fiscal 2010 to Rs. 644.8 billion at year-end fiscal 2011. This was in line with an increase in linked assets under management primarily attributable to favorable financial markets (as the investments held for our unit-linked business are valued on a mark-to-market basis) and an increase in business volume during the year.

Equity share capital and reserves

Stockholders’ equity increased from Rs. 513.0 billion at year-end fiscal 2010 to Rs. 553.0 billion at year-end fiscal 2011 (including statutory reserve of Rs. 2.0 billion taken over from the Bank of Rajasthan at August 12, 2010) primarily due to the allotment of shares to the shareholders of the Bank of Rajasthan and the annual accretion to reserves out of profit for fiscal 2011. Excess of paid-up value of equity shares issued over the fair value of the net assets acquired in the amalgamation of the Bank of Rajasthan with ICICI Bank and amalgamation expenses, amounting to Rs. 2.1 billion have been adjusted against the securities premium account.

Fiscal 2010 to Fiscal 2009

Summary

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

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Year ended March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Interest income	Rs.	362,507	Rs.	301,537	US$	6,770	(16.8)%
Interest expense		(264,873)		(207,292)		(4,654)	(21.7)
Net interest income(1)	Rs.	97,634	Rs.	94,245	US$	2,116	(3.5)%

(1)	Tax exempt income has not been recalculated on a tax-equivalent basis.

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

Average loans decreased by 7.1% from Rs. 2,578.6 billion in fiscal 2009 to Rs. 2,395.3 billion in fiscal 2010 mainly due to a decrease in average rupee loans by 12.6% from Rs. 1,712.7 billion in fiscal 2009 to Rs. 1,497.0 billion in fiscal 2010, partly offset by a 3.7% increase in average foreign currency loans from Rs. 865.9 billion at year-end fiscal 2009 to Rs. 898.3 billion at year-end fiscal 2010. Rupee loans decreased mainly due to a decrease in the retail loan portfolio of ICICI Bank by 25.6% from Rs. 1,062.0 billion at year-end fiscal 2009 to Rs. 790.5 billion at year-end fiscal 2010. This was due to the strategy of reducing the unsecured retail loan portfolio, a moderation in new secured retail loan disbursements and contractual repayments and prepayments on the existing portfolio. In rupee terms, the loan portfolio of overseas branches and subsidiaries decreased by 13.1% from Rs. 945.4 billion at year-end fiscal 2009 to Rs. 821.1 billion at year-end fiscal 2010 mainly due to the impact of appreciation of the rupee against the U.S. dollar. In U.S. dollar terms, the loan portfolio of overseas branches and subsidiaries decreased marginally from US$ 18.3 billion at year-end fiscal 2009 to US$ 17.8 billion at year-end fiscal 2010.

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

See also “Risk Factors—Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”.

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

	Year ended March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Commission, exchange and brokerage	Rs.	65,748	Rs.	60,039	US$	1,348	(8.7)%
Profit/(loss) on treasury-related activities (net)(1)		21,851		26,194		588	19.9
Profit/(loss) on sale of land, buildings and other assets (net)		15		822		18	–
Income pertaining to insurance business		183,582		204,758		4,597	11.5
Miscellaneous income (including lease income)		7,828		2,648		59	(66.2)
Total non-interest income	Rs.	279,024	Rs.	294,461	US$	6,610	5.5%

(1)	Includes profit/(loss) on the sale/revaluation of investments and foreign exchange transactions.

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

Fee income including appraisal, advisory, loan processing and other fees from the corporate sector decreased due to subdued credit demand from the corporate sector and slower domestic corporate activity during fiscal 2010. The fee income of our overseas branches and banking subsidiaries also decreased due to reduced international activity by Indian corporations. Moderation in retail disbursements resulted in lower retail loan related fees in fiscal 2010 compared to fiscal 2009. Following the reduction in our credit card portfolio, specifically products like equated monthly installments/personal loan on credit cards and lower issuance of new credit cards, the fees related to credit card business declined substantially in fiscal 2010 compared to fiscal 2009. Fee income from our credit card business was Rs. 6.9 billion in fiscal 2010, a decline of 31.0% from Rs. 10.0 billion in fiscal 2009.

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

The treatment of receivables owed in connection with derivatives contracts differs under U.S. GAAP from that under Indian GAAP. Under U.S. GAAP, these receivables are analyzed to identify the required provisions in the same manner as provisions for loan losses. Accordingly, under U.S. GAAP, the amount receivable by us when a derivatives contract obligation arises is charged to the client’s account and treated like a loan. We periodically conduct a comprehensive analysis of our corporate loan portfolio, including overdue derivatives receivables, to determine appropriate allowances for loan losses. This analysis takes into account both qualitative and quantitative criteria, including among other considerations, the account conduct, future prospects, repayment history and financial performance. This comprehensive analysis includes an account-by-account review of a substantial portion of our corporate loan portfolio, and an allowance is made for probable loss, if any, on each account. In addition to the detailed review of large balance loans, we also classify our portfolio based on the overdue status of each account and classify loans as impaired if principal or interest has remained overdue for more than 90 days.

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

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Year ended March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Payments to and provisions for employees	Rs.	39,043	Rs.	36,784	US$	826	(5.8)%
Depreciation on own property		5,966		6,212		139	4.1
Auditor’s fees and expenses		137		148		3	8.0
Other administrative expenses		62,990		51,199		1,149	(18.7)
Operating expenses		108,136		94,343		2,117	(12.8)
Direct marketing agency expenses		6,122		2,413		54	(60.6)
Depreciation on leased assets		2,101		1,417		32	(32.6)
Expenses pertaining to insurance business		165,499		179,160		4,022	8.3
Total non-interest expenses	Rs.	281,858	Rs.	277,333	US$	6,225	(1.6)%

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

Other administrative expenses

Other administrative expenses decreased from Rs. 63.0 billion in fiscal 2009 to Rs. 51.2 billion in fiscal 2010, primarily due to a reduction in expenses relating to the retail assets business such as collection expenses and our overall cost reduction initiatives although there was an increase in expenses related to additional branches opened and ATMs installed by ICICI Bank. The reduction in retail collection expenses was due to a de-emphasis of the retail unsecured portfolio. There was a reduction in expenses on account of a decline in printing and stationery, advertisement and publicity and postage and communication expenses in fiscal 2010 compared to fiscal 2009. The number of branches (excluding foreign branches and offshore banking units) and extension counters of ICICI Bank increased from 1,419 at year-end fiscal 2009 to 1,707 at year-end fiscal 2010. The number of ATMs increased from 4,713 at year-end fiscal 2009 to 5,219 at year-end fiscal 2010. The number of branches and offices of our insurance subsidiaries decreased from 2,513 at year-end fiscal 2009 to 2,277 at year-end fiscal 2010.

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

Expenses related to our insurance business

Expenses related to our insurance business include claims and benefit payouts, commission expenses and reserves for actuarial liability (including the investible portion of the premium on unit-linked policies of our life insurance business). The expenses relating to our insurance business increased by 8.3% from Rs. 165.5 billion in fiscal 2009 to Rs. 179.2 billion in fiscal 2010, primarily due to an increase in life insurance business volume (including renewal premiums) and claims and benefit payouts. The impact of such increases in expenses was reduced to a certain extent by a decline in the commission expenses. The expenses related to our insurance business includes expenses of our life insurance subsidiary amounting to Rs. 158.3 billion and of our general insurance subsidiary amounting to Rs. 20.9 billion in fiscal 2010, compared to expenses of Rs. 146.7 billion for our life insurance subsidiary and Rs. 18.8 billion for our general insurance subsidiary in fiscal 2009.

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

The following table sets forth, at the dates indicated, certain information regarding restructured loans.

	At March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Gross restructured loans	Rs.	61,368	Rs.	62,662	US$	1,407	2.1%
Provisions for restructured loans		(1,736)		(2,758)		(62)	58.9
Net restructured loans	Rs.	59,632	Rs.	59,904	US$	1,345	0.5
Gross customer assets	Rs.	2,892,808	Rs.	2,601,135	US$	58,400	(10.1)
Net customer assets		2,836,439		2,536,941		56,959	(10.6)
Gross restructured loans as a percentage of gross customer assets		2.12%		2.41%
Net restructured loans as a percentage of net customer assets		2.10%		2.36%

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

The following table sets forth, at the dates indicated, certain information regarding non-performing assets.

	At March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Gross non-performing assets(1)	Rs.	99,921	Rs.	105,821	US$	2,376	5.9
Provisions for non-performing assets(1)		(52,580)		(59,083)		(1,327)	12.4
Net non-performing assets(1)	Rs.	47,341	Rs.	46,738	US$	1,049	(1.3)

Gross customer assets		2,892,808		2,601,135		58,400	(10.1)
Net customer assets		2,836,439		2,536,941		56,959	(10.6)
Gross non-performing assets as a percentage of gross customer assets		3.45%		4.07%
Net non-performing assets as a percentage of net customer assets		1.67%		1.84%

(1)	Includes loans identified as impaired in line with the guidelines issued by regulators of the respective subsidiaries.

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

We sold Rs. 7.6 billion of net non performing assets in fiscal 2010 compared to Rs. 6.8 billion in fiscal 2009 of our net non-performing assets to asset reconstruction companies. We also sold net non-performing assets of Rs. 479 million to companies, other than asset reconstruction companies in fiscal 2010. See also “Business—Classification of Loans—Non-Performing Asset Strategy”.

As a percentage of net customer assets, net non-performing assets were 1.8% at year-end fiscal 2010, compared to 1.7% at year-end fiscal 2009. The net non-performing loans in the retail portfolio increased from 2.6% of net retail loans at year-end fiscal 2009 to 2.8% of net retail loans at year-end fiscal 2010, primarily due to a decline in net retail loans.

The following table sets forth, for the periods indicated, the composition of provisions and contingencies, excluding provisions for tax.

	Year ended March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Provision for investments (including credit substitutes) (net)	Rs.	6,305	Rs.	328	US$	7	(94.8)%
Provision for non-performing assets		37,707		44,898		1,008	19.1
Provision for standard assets		1,409		(153)		(3)	–
Others		(304)		514		12	–
Total provisions and contingencies (excluding tax)	Rs.	45,117	Rs.	45,587	US$	1,024	1.0%

Provisions are made by ICICI Bank on standard, substandard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and unsecured portions of doubtful assets are provided/written off to the extent required by Reserve Bank of India guidelines. Subject to the minimum provisioning levels prescribed by the Reserve Bank of India, provisions on retail non-performing loans are made at the borrower level in accordance with the provisioning policy of ICICI Bank. The specific provisions on retail loans held by ICICI Bank are higher than the minimum regulatory requirement. See also “Business—Classification of loans”.

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

Tax Expense

Income tax expense increased by 9.4% from Rs. 15.9 billion in fiscal 2009 to Rs. 17.4 billion in fiscal 2010. The effective tax rate of 26.4% in fiscal 2010 was lower compared to the effective tax rate of 32.0% in fiscal 2009, primarily due to a change in the mix of taxable profits having a higher component of exempt income and the abolition of fringe benefit tax. In fiscal 2009, fringe benefit tax expense was Rs. 659 million. These positive effects were moderated by a negative impact arising from the revaluation of deferred tax assets on account of a reduction in surcharge on tax from 10.0% to 7.5% by the Finance Act, 2010.

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Cash and cash equivalents	Rs.	350,614	Rs.	471,441	US$	10,585	34.5%
Investments		1,481,070		1,863,198		41,832	25.8
Advances (net of provisions)		2,661,305		2,257,781		50,691	(15.2)
Fixed assets		44,975		38,623		867	(14.1)
Other assets		288,946		262,430		5,892	(9.2)
Total assets	Rs.	4,826,910	Rs.	4,893,473	US$	109,867	1.4%

Our total assets increased marginally from Rs. 4,826.9 billion at year-end fiscal 2009 to Rs. 4,893.5 billion at year-end fiscal 2010, primarily due to an increase in cash and cash equivalents and investments. Net advances decreased by 15.2% from Rs. 2,661.3 billion at year-end fiscal 2009 to Rs. 2,257.8 billion at year-end fiscal 2010.

Cash and cash equivalents

Cash and cash equivalents include cash in hand, and balances with the Reserve Bank of India and other banks, including money at call and on short notice. Cash and cash equivalents increased from Rs. 350.6 billion at year-end fiscal 2009 to Rs. 471.4 billion at year-end fiscal 2010. The increase was primarily due to an increase in balances held with the Reserve Bank of India. Balances with the Reserve Bank of India increased from Rs. 146.8 billion at year-end fiscal 2009 to Rs. 242.1 billion at year-end fiscal 2010, due to a higher level of liquidity on that date and on account of the 75 basis point increase in the cash reserve ratio from 5.00% to 5.75%.

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

Advances

Net advances decreased by 15.2% from Rs. 2,661.3 billion at year-end fiscal 2009 to Rs. 2,257.8 billion at year-end fiscal 2010, primarily due to a decrease in retail advances, advances of our overseas branches and advances of our overseas banking subsidiaries. Net retail advances of ICICI Bank (including dealer financing and developer financing) decreased by 25.6% from Rs. 1,062.0 billion at year-end fiscal 2009 to Rs. 790.5 billion at year-end fiscal 2010. Advances of our overseas branches and subsidiaries decreased primarily due to the impact of rupee appreciation on foreign currency denominated advances. Net advances of our overseas branches (including our offshore banking unit) decreased in U.S. dollar terms by 6.5% from US$ 10.7 billion at year-end fiscal 2009 to US$ 10.0 billion at year-end fiscal 2010, and in rupee terms by 16.9% from Rs. 542.9 billion at year-end fiscal 2009 to Rs. 451.4 billion at year-end fiscal 2010. Net advances of overseas subsidiaries increased marginally in U.S. dollar terms by 2.6% from US$ 7.6 billion at year-end fiscal 2009 to US$ 7.8 billion at year-end fiscal 2010, while in rupee terms, net advances of overseas subsidiaries decreased by 10.1% from Rs. 387.1 billion at year-end fiscal 2009 to Rs. 347.9 billion at year-end fiscal 2010.

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

Liabilities and Stockholders’ Equity

The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders’ equity.

	At March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Deposits	Rs.	2,618,558	Rs.	2,415,723	US$	54,237	(7.7)%
Borrowings(1)		1,160,664		1,156,983		25,976	(0.3)
Proposed dividend (including corporate dividend tax)		13,872		15,136		340	9.1
Other liabilities		556,936		779,962		17,512	40.0
Minority interest		9,105		12,704		285	39.5
Total liabilities		4,359,135		4,380,508		98,350	0.5
Equity share capital		11,133		11,149		250	0.1
Reserves and surplus		456,642		501,816		11,267	9.9
Total liabilities (including capital and reserves)	Rs.	4,826,910	Rs.	4,893,473	US$	109,867	1.4%

(1)	Includes subordinated debt and redeemable non-cumulative preference shares.

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

Equity share capital and reserves

Stockholders’ equity increased from Rs. 467.8 billion at year-end fiscal 2009 to Rs. 513.0 billion at year-end fiscal 2010 primarily due to retained earnings for fiscal 2010 and mark-to-market gains on investments classified as available-for-sale securities by ICICI Bank UK. Minority interest increased by 39.5% from Rs. 9.1 billion at year-end fiscal 2009 to Rs. 12.7 billion at year-end fiscal 2010, primarily due to an increase of Rs. 13.1 billion in reserves of our insurance subsidiaries, in which the minority shareholding is approximately 26.0%.

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

The following table sets forth, at the dates indicated, the notional amount of foreign exchange and interest rate derivatives contracts.

	Notional principal amounts								Balance sheet fair value(1)
	At March 31,								At March 31,
	2009		2010		2011		2011		2009		2010		2011		2011
	(in millions)
Interest rate products:
Swap agreements	Rs.	3,277,582	Rs.	3,960,258	Rs.	4,786,591	US$	107,467	Rs.	10,134	Rs.	20,120	Rs.	15,044	US$	338
Others		236,732		253,973		256,027		5,748		1,201		222		188		4
Total interest rate products	Rs.	3,514,314	Rs.	4,214,231	Rs.	5,042,618		113,215	Rs.	11,335	Rs.	20,342	Rs.	15,232		342
Foreign exchange products:
Forward contracts	Rs.	2,429,365	Rs.	1,644,474	Rs.	2,441,593		54,818	Rs.	1,173	Rs.	–	Rs.	(3,218)		(72)
Swap agreements		662,172		582,155		637,482		14,313		15,855		12,656		13,968		314
Others		643,024		634,665		758,897		17,039		9,249		(873)		(2,411)		(54)
Total foreign exchange products	Rs.	3,734,561	Rs.	2,861,294	Rs.	3,837,972	US$	86,170	Rs.	26,277	Rs.	11,783	Rs.	8,339	US$	188

(1)	Denotes the net mark-to-market impact of the derivatives and foreign exchange products on the reporting date.

The notional principal amount of interest rate products increased to Rs. 5,042.6 billion at year-end fiscal 2011 compared to Rs. 4,214.2 billion at year-end fiscal 2010. The notional principal amount of foreign exchange products increased to Rs. 3,838.0 billion at year-end fiscal 2011 compared to Rs. 2,861.3 billion at year-end fiscal 2010, primarily due to an increase in overall activity in foreign exchange trade and increased business with large corporations. The credit exposure on interest rate derivatives was Rs 108.0 billion at year-end fiscal 2011, compared to Rs 103.0 billion at year-end fiscal 2010. The credit exposure on foreign exchange derivatives was Rs 227.1 billion at year-end fiscal 2011, compared to Rs 195.3 billion at year-end fiscal 2010.

An interest rate swap does not entail the exchange of notional principal and the cash flow arises because of the difference between the interest rate pay and receive portions of the swap, which is generally much lower than the notional principal of the swap. A large proportion of interest rate swaps, currency swaps and forward exchange contracts are on account of market making, which involves providing regular two-way prices to customers or inter-bank counter-parties. This results in the generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio. For example, if a transaction entered into with a customer is covered by an exactly opposite transaction entered into with another counterparty, the net market risk of the two transactions will be zero whereas the notional principal amount of the portfolio will be the sum of both transactions. We also deal in credit derivatives instruments including credit default swaps, credit-linked notes, collateralized debt obligations and principal protected structures. The notional principal amount of these credit derivatives outstanding at year-end fiscal 2011, excluding accrued interest was Rs. 18.2 billion in funded instruments and Rs. 29.4 billion in non-funded instruments which includes Rs. 223 million of protection we have bought. The notional principal amount of these credit derivatives outstanding at year-end fiscal 2010, excluding accrued interest was Rs. 28.0 billion in funded instruments and Rs. 32.9 billion in non-funded instruments which included Rs. 225 million of protection we have bought.

Securitization

We primarily securitize retail and corporate loans through “pass-through” securitization transactions involving special purpose entities, usually constituted as trusts. After securitization, we generally continue to maintain customer account relationships and service loans transferred to the securitization trusts. Our securitization transactions are made either with or without credit enhancement. In certain cases, we have entered into derivatives transactions such as interest rate swaps with the contributors through securitization trusts or directly with securitization trusts. In accordance with the Reserve Bank of India guidelines for securitization of standard assets, with effect from February 1, 2006, the Bank accounts for any loss arising from securitization immediately at the time of sale and the profit/premium arising from securitization is amortized over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. Prior to February 1, 2006, any profit/loss arising out of a securitization transaction was recorded at the time of sale.

In certain cases prior to the issuance of guidelines, we have securitized certain debentures where we may be required to purchase securities, upon request of the trust, to provide liquidity to the trust in case of default by the underlying debentures. The outstanding principal of such securitization is Rs. 74 million at year-end fiscal 2011.

The Bank acts in different capacities and under different contracts for consideration including as originator, liquidity or credit enhancement provider, underwriter and senior contributor.

Excess interest spreads from the underlying assets in securitization transactions are generally subordinated to provide credit enhancement

In addition to the subordination of excess interest spreads, the Bank in a separate capacity provides external credit enhancement facilities to mitigate cash flow shortfalls that may arise from the underlying asset delinquencies. These facilities include first loss credit enhancement representing the first or primary level of protection provided to bring the ratings accorded to the beneficial interests of senior contributors to investment grade. The Bank also provides second loss credit enhancement representing a subsequent level of protection provided to protect the beneficiaries against further cash flow shortfalls. The first loss and second loss credit enhancements are provided either in the form of undertakings or cash collateral in a current account operated by the trust. The total outstanding first loss credit enhancements at year-end fiscal 2011 were Rs. 11.2 billion and second loss credit enhancements were Rs. 10.1 billion. Of the above, the outstanding credit enhancements in the form of guarantees amounted to Rs. 16.0 billion.

The Bank, in a separate capacity, provides liquidity facilities to help smoothen the timing differences faced by the special purpose vehicles between the receipt of cash flows from the underlying assets and the payments to be made to the investors. The liquidity facility enjoys a priority of claim over the future cash flows from the underlying assets, which is senior to the claims of the senior contributors.

Loan Commitments

We have outstanding undrawn commitments to provide loans and financing to customers. These loan commitments (including fund-based commitments fungible with non fund-based facilities) aggregated Rs. 956.8 billion at year-end fiscal 2011 compared to Rs. 849.2 billion at year-end fiscal 2010. The interest rate on a significant portion of these commitments is dependent on the lending rates prevailing on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are contingent upon the borrower’s ability to maintain specific credit standards.

Capital Commitments

We are obligated under a number of capital contracts which have been committed. The estimated amounts of contracts remaining to be executed on capital projects decreased from Rs. 5.5 billion at year-end fiscal 2010 to Rs. 3.9 billion at year-end fiscal 2011.

The following table sets forth contractual obligations on long-term debt, operating lease and guarantees at year-end fiscal 2011.

	Payments due by period
Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in millions, except percentages)
Long-term debt obligations	Rs.	976,087	Rs.	185,945	Rs.	262,950	Rs.	114,511	Rs.	412,681
Operating lease obligations		6,436		1,437		2,464		1,270		1,265
Guarantees
Financial guarantees		244,250		161,023		52,838		28,447		1,942
Performance guarantees		610,610		269,984		215,251		86,936		38,439
Total	Rs.	1,837,383	Rs.	618,389	Rs.	533,503	Rs.	231,164	Rs.	454,327

Long-term debt obligations

Long-term debt represents debt with an original contractual maturity greater than one year. Maturity distribution is based on contractual maturity or the date, at which the debt is callable at the option of the holder, whichever is earlier. For a detailed discussion on long-term debt, see note no. 3 of additional notes in our consolidated financial statements included herein.

Operating Lease obligations

We have commitments under long-term operating leases principally for premises. The following table sets forth a summary of future minimum lease rental commitments at year-end fiscal 2011.

Lease rental commitments for fiscal	(in millions)
2012	Rs.	1,437
2013		1,296
2014		1,168
2015		711
2016		559
Thereafter		1,265
Total minimum lease commitments	Rs.	6,436

Guarantees

As a part of our project financing and commercial banking activities, we have issued guarantees to support the regular business activities of our clients. These generally represent irrevocable assurances that we will make payments in the event that the customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary, where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary, where a customer fails to perform a non-financial contractual obligation. The guarantees are generally for a period not exceeding ten years. The credit risks associated with these products, as well as the operating risks, are similar to those relating to other types of unfunded facilities. We enter into guarantee arrangements after conducting appropriate due diligence on our clients. We generally review these facilities on an annual basis. If a client’s risk profile deteriorates to an unacceptable level, we may decline to renew the guarantee at expiration or may require additional security sufficient to protect our exposure. Guarantees increased by 34.2% from Rs. 637.1 billion at year-end fiscal 2010 to Rs. 854.9 billion at year-end fiscal 2011.

The following table sets forth, at the dates indicated, guarantees outstanding.

	At year-end fiscal
	2009		2010		2010/2009 % change	2011		2011		2011/2010 % change
	(in millions, except percentages)
Financial guarantees	Rs.	175,455	Rs.	168,487	(4.0)%	Rs.	244,250	US$	5,484	45.0%
Performance guarantees		418,903		468,598	11.9		610,610		13,709	30.3
Total guarantees	Rs.	594,358	Rs.	637,085	7.2%	Rs.	854,860	US$	19,193	34.2%

Financial guarantees constituted approximately 29% of our guarantee exposure at year-end fiscal 2011. Of these financial guarantees, approximately 34% were issued towards risk participation, syndication and favoring other lenders as beneficiaries to allow our clients to receive credit assistance or credit enhancement from such lender-beneficiaries. The balance of financial guarantees was issued to support other business activities of our clients, such as guarantees for the procurement of goods or guarantees in lieu of security/cash deposits. Performance guarantees constituted 71% of our guarantee exposure at year-end fiscal 2011.

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

If our clients default under the terms of the guarantees, the beneficiaries may exercise their rights under the guarantees and we are obligated to honor payments to the beneficiaries. Banks and financial institutions are the beneficiaries of some of our financial guarantees, to enable clients to receive financial assistance from these banks and financial institutions. If our clients default on these loans, the banks and financial institutions exercise their rights under the guarantees and we are obligated to honor payments to them. Amounts that we pay to the other banks and financial institutions and do not recover from clients are subject to the Reserve Bank of India’s prudential norms on income recognition, asset classification and provisioning pertaining to advances.

We also issue guarantees for clients to whom we have provided other funded facilities in the form of loans. The outstanding amount of such guarantees related to non-performing or restructured loans was Rs. 6,188.3 million at year-end fiscal 2011. The guarantees we issue are not unilaterally changed or revised when a related loan is restructured. Guarantees are valid for a specified amount and a specified period. Any change in expiry date or amount requires the consent of both the beneficiary and the guarantor. We generally provide guarantee facilities to our customers for a validity period of 12-18 months.

We have collateral available to reimburse potential losses on our guarantees. Margins in the form of cash and fixed deposit available to us to reimburse losses realized under guarantees amounted to Rs. 25,318.8 million at year-end fiscal 2011, compared to Rs. 17,799.1 million at year-end fiscal 2010. Other property or security may also be available to us to cover losses under these guarantees.

Our related party guarantees amounted to Rs. 0.1 million at year-end fiscal 2011.

The following table sets forth the roll-forward of activity for guarantees at year-end fiscal 2011.

Particulars	Performance Guarantees		Financial Guarantees
	(in millions)
Opening balance at April 1, 2010	Rs.	468,598	Rs.	168,487
Addition due to the acquisition of the Bank of Rajasthan		1,891		1,745
Additions: Issued during the year		413,737		213,982
Deletions: Closed due to expiry/termination during the year		(273,554)		(138,394)
Invoked and paid during the year		(62)		(1,570)
Closing balance at year-end fiscal 2011	Rs.	610,610	Rs.	244,250

Capital Resources

ICICI Bank actively manages its capital to meet regulatory norms and current and future business needs considering the risks in its businesses, expectations of rating agencies, shareholders and investors, and the available options of raising capital. Its capital management framework is administered by the Finance Group and the Risk Management Group under the supervision of the Board and the Risk Committee. The capital adequacy position and assessment is reported to the Board and the Risk Committee periodically.

Regulatory capital

ICICI Bank is subject to the Basel II capital adequacy guidelines stipulated by the Reserve Bank of India with effect from year-end fiscal 2008. The Reserve Bank of India guidelines on Basel II require ICICI Bank to maintain a minimum capital to risk-weighted assets ratio of 9.0% and a minimum tier I capital adequacy ratio of 6.0% on an ongoing basis. At year-end fiscal 2011, the capital adequacy ratio of the Bank (unconsolidated) was 19.5% with a tier I ratio of 13.2%.

Under Pillar 1 of the Reserve Bank of India guidelines on Basel II, the Bank follows the Standardized approach for measurement of credit and market risks and the Basic Indicator approach for measurement of operational risk.

The Reserve Bank of India has also stipulated that banks shall maintain capital at the higher of the minimum capital required as per Basel II or 80% of the minimum capital required as per Basel I. In accordance with these norms, at year-end fiscal 2011, the prudential floor at 80% of the minimum capital requirement under Basel I was Rs. 283.8 billion and was lower than the minimum capital requirement of Rs. 307.3 billion under Basel II. Hence, we have maintained the capital adequacy at year-end fiscal 2011 required by Basel II norms.

Unconsolidated capital adequacy position

The following table sets forth, at the dates indicated, risk-based capital, risk-weighted assets and risk-based capital adequacy ratios computed in accordance with the Reserve Bank of India guidelines on Basel I and Basel II and based on ICICI Bank’s unconsolidated financial statements prepared in accordance with Indian GAAP.

	As per the Reserve Bank of India guidelines on Basel I						As per the Reserve Bank of India guidelines on Basel II
	At year-end fiscal
	2010		2011		2011		2010		2011		2011
	(in millions, except percentages)
Tier I capital	Rs.	432,614	Rs.	463,988	US$	10,417	Rs.	410,615	Rs.	449,749	US$	10,098
Tier II capital		181,569		231,007		5,187		160,410		217,502		4,883
Total capital	Rs.	614,183	Rs.	694,995	US$	15,604	Rs.	571,025	Rs.	667,251		14,981

Credit risk- risk weighted assets.	Rs.	2,899,149	Rs.	3,389,351	US$	76,097	Rs.	2,485,581	Rs.	2,909,785	US$	65,330
Market risk- risk weighted assets		309,276		552,840		12,412		221,065		255,525		5,737
Operational risk- risk weighted assets		–		–		–		235,160		249,669		5,605
Total risk weighted assets	Rs.	3,208,425	Rs.	3,942,191	US$	88,509	Rs.	2,941,806	Rs.	3,414,979	US$	76,672

Tier I capital adequacy ratio		13.5%		11.8%				14.0%		13.2%
Tier II capital adequacy ratio		5.6%		5.8%				5.4%		6.3%
Total capital adequacy ratio		19.1%		17.6%				19.4%		19.5%

The following key changes were introduced by the Reserve Bank of India under Pillar 1 of the Basel II guidelines during fiscal 2011:

•
The Reserve Bank of India in its circular dated December 23, 2010, stipulated that loans secured by residential properties will be risk weighted at 125% irrespective of the loan-to-value ratio, if the individual loan exposure amount is greater than Rs. 7.5 million.

•
The Reserve Bank of India in its circular dated January 20, 2011, stipulated that henceforth banks should not issue tier-I or tier-II capital instruments with a ‘step-up option’ so that these instruments continue to remain eligible for inclusion in the new definition of regulatory capital.

Movement in ICICI Bank’s capital funds and risk weighted assets from year-end fiscal 2010 to year-end fiscal 2011 (as per the Reserve Bank of India guidelines on Basel II):

During fiscal 2011, capital funds increased by Rs. 96.2 billion primarily due to accretion to retained earnings, issuance of lower tier II debt capital of Rs. 59.8 billion and a decrease of Rs. 25.1 billion in deductions due to securitization exposures offset, in part, by an increase of Rs. 6.1 billion in deductions due to deferred tax assets, an increase of Rs. 2.7 billion in deductions due to investment in insurance subsidiaries and by dividend distributions for the year.

Risk-weighted assets relating to credit risk increased by Rs. 424.2 billion from Rs. 2,485.6 billion at year-end fiscal 2010 to Rs. 2,909.8 billion at year-end fiscal 2011, primarily due to an increase of Rs. 310.2 billion in risk-weighted assets on loans and advances and an increase of Rs. 116.0 billion in risk-weighted assets for off-balance sheet credit exposures (including an increase of Rs. 106.0 billion in risk-weighted assets for non-fund based facilities and an increase of Rs. 29.4 billion in risk-weighted assets for undrawn commitments).

Risk-weighted assets relating to market risk increased by Rs. 34.4 billion from Rs. 221.1 billion at year-end fiscal 2010 to Rs. 255.5 billion at year-end fiscal 2011. The general market risk risk-weighted assets increased by Rs. 42.9 billion (reflecting a capital charge of Rs. 3.9 billion) primarily due to an increase in the investment book and in the duration of interest rate related instruments.

Risk-weighted assets relating to operational risk at year-end fiscal 2011 were Rs. 249.7 billion (reflecting a capital charge of Rs. 22.5 billion). The operational risk capital charge is computed based on 15% of the average of the previous three financial years’ gross income and is revised annually at June 30.

Consolidated capital adequacy position

Consolidation for capital adequacy calculation is based on the consolidated financial statements of ICICI Bank and its subsidiaries in line with the norms on consolidated prudential reporting issued by the Reserve Bank of India. The entities considered for consolidation for capital adequacy calculation include subsidiaries, associates and joint ventures of the Bank, which carry on activities of banking or of a financial nature as stated in the reporting guidelines prescribed by the Reserve Bank of India. Entities engaged in the insurance business and businesses not pertaining to financial services are excluded from consolidation for capital adequacy calculation. Investment above 30% in the paid-up equity capital of financial entities which are not consolidated for capital adequacy (including insurance entities) and investments in other instruments eligible for regulatory capital status in those entities are deducted to the extent of 50% from tier I and 50% from tier II capital of the Bank.

At year-end fiscal 2011, our capital adequacy ratio at the consolidated level was 19.9% with a tier I ratio of 12.7%.

Movement in our capital funds and risk weighted assets at the consolidated level from year-end fiscal 2010 to year-end fiscal 2011:

During fiscal 2011, capital funds increased by Rs. 108.4 billion primarily due to an increase in retained earnings, the issuance of tier II debt capital of Rs. 66.5 billion and a decrease of Rs. 25.2 billion in deduction on account of securitization exposures offset, in part, by an increase of Rs. 6.2 billion in deduction on account of deferred tax assets, an increase of Rs. 2.6 billion in deduction on account of investment in insurance subsidiaries and by dividend distribution for the year.

Total risk weighted assets increased by Rs. 408.1 billion primarily due to an increase in the loan portfolio. Risk weighted assets relating to loans and advances (on-balance sheet) increased by Rs. 264.6 billion and risk weighted assets relating to off-balance sheet items including derivatives, other contingent liabilities and undrawn commitments increased by Rs. 137.2 billion. Risk weighted assets relating to market risk increased by Rs. 14.6 billion and risk weighted assets relating to operational risk increased by Rs. 18.5 billion.

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

The capital management framework is complemented by its risk management framework, which includes a comprehensive assessment of material risks. Stress testing, which is a key aspect of the capital assessment process and the risk management framework, provides an insight into the impact of extreme but plausible scenarios on the risk profile and capital position. Based on our Board-approved stress testing framework, we conduct stress tests on our various portfolios and assess the impact on our capital ratios and the adequacy of our capital buffers for current and future periods. We periodically assess and refine our stress tests in an effort to ensure that the stress scenarios capture material risks as well as reflect possible extreme market moves that could arise as a result of market conditions. The internal capital adequacy assessment process at the consolidated level integrates the business and capital plans and the stress testing results of the group entities.

Based on the internal capital adequacy assessment process, we determine our capital needs and the optimum level of capital by considering the following in an integrated manner:

•	strategic focus, business plan and growth objectives;

•	regulatory capital requirements as per the Reserve Bank of India guidelines;

•	assessment of material risks and impact of stress testing;

•	perception of credit rating agencies, shareholders and investors;

•	future strategy with regard to investments or divestments in subsidiaries; and

•	evaluation of options to raise capital from domestic and overseas markets, as permitted by the Reserve Bank of India from time to time.

We formulate our internal capital level targets based on the internal capital adequacy assessment process and endeavor to maintain the capital adequacy level in accordance with the targeted levels at all times.

Impending regulatory developments associated with capital adequacy

Basel III

In order to strengthen the resilience of the banking sector to potential future shocks, together with ensuring adequate liquidity in the banking system, the Basel Committee on Banking Supervision issued the Basel III proposals on December 17, 2009. Following a consultation phase on these proposals, the final set of Basel III rules were issued on December 16, 2010. The Basel III rules on capital consist of measures aimed at improving the quality, consistency and transparency of capital, enhancing risk coverage, introducing a supplementary leverage ratio, reducing procyclicality and promoting countercyclical buffers, and addressing systemic risk and interconnectedness. Under the Basel III rules on capital, the minimum common equity requirement has been increased from 2.0% to 4.5% with an additional capital conservation buffer requirement of 2.5%, thereby bringing the total common equity requirement to 7.0%. The capital conservation buffer is a buffer established above the regulatory minimum capital requirement and capital distribution constraints will be imposed on the bank when capital levels fall below the buffer limit. Further, the minimum tier I capital requirement has been increased from 4.0% to 6.0% and with the above-mentioned capital conservation buffer, the total tier I capital requirement would be 8.5%. The total capital adequacy requirement (tier I and tier II) remains at the existing 8.0% level and with the above-mentioned capital conservation buffer, the total capital adequacy requirement would be 10.5%. Further, on July 19, 2011, the Basel Committee on Banking Supervision also stipulated the range of capital surcharges for Global Systemically Important Banks. The Basel III rules on liquidity consist of a measure of short-term liquidity coverage ratio aimed at building liquidity buffers to meet stress situations and a measure of long-term net stable funding ratio aimed at promoting longer term structural funding. The Basel Committee on Banking Supervision has stipulated a phased implementation of the Basel III framework between January 1, 2013 and January 1, 2019.

Some of the Basel III rules such as the predominance of equity in tier I capital, an increased tier I capital requirement, capital conservation, a counter-cyclical buffer and deduction of deferred tax asset over a certain threshold, already exist in some form in the Reserve Bank of India’s current prudential regulatory regime on capital adequacy for the Indian banking system. Further, the Reserve Bank of India currently stipulates a capital adequacy requirement of 9.0% compared to 8.0% stipulated by the Basel Committee. The Reserve Bank of India’s current stipulation for banks in India on maintaining a minimum statutory liquidity ratio through mandatory holdings of government of India securities already reflects the emphasis of Basel III on building adequate liquidity buffers through the holding of high quality liquid assets.

Guidelines on Basel III framework for the Indian banking system are awaited from the Reserve Bank of India. We continue to monitor developments on the Basel III framework and believe that our current robust capital adequacy position, adequate headroom currently available to raise hybrid/debt capital and demonstrated track record of access to domestic and overseas markets for capital raising will enable us to adapt to the Basel III framework along with any amendments by the Reserve Bank of India, as and when they are implemented.

See also “Basel II —Pillar 3 disclosures (consolidated)” filed as an exhibit to this report.

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

We seek to establish a continuous information flow and an active dialogue between the funding and borrowing divisions of the organization to enable optimal liquidity management. A separate group is responsible for liquidity management. We are required to submit gap analysis on a monthly basis to the Reserve Bank of India. Pursuant to the Reserve Bank of India guidelines, the liquidity gap (if negative) must not exceed 5.0%, 10.0%, 15.0% and 20.0% of cumulative outflows in the 1 day, upto 7 days , upto 14 days and upto 28 day time category respectively. We prepare a daily maturity gap analysis for the rupee book to review our liquidity position. Our static gap analysis is also supplemented by a short-term dynamic analysis, in order to provide the liability raising units with a fair estimate of our short-term funding requirements. In addition, we also monitor certain liquidity ratios on a fortnightly basis. We have in place a liquidity contingency plan through which we monitor key indicators that could signal potential liquidity challenges, to enable us to take necessary measures to ensure sufficient liquidity.

We maintain diverse sources of liquidity to facilitate flexibility in meeting funding requirements. Incremental operations are principally funded by accepting deposits from retail and corporate depositors. The deposits are augmented by borrowings in the short-term inter-bank market and through the issuance of bonds. We also have recourse to the liquidity adjustment facility and the refinance window, which are short-term funding arrangements provided by the Reserve Bank of India. We generally maintain a substantial portfolio of high quality liquid securities that may be sold on an immediate basis to meet our liquidity needs. We also have the option of managing liquidity by borrowing in the inter-bank market on a short-term basis. The overnight market, which is a significant part of the inter-bank market, is susceptible to volatile interest rates. These interest rates on certain occasions have touched highs of 100.0% and above. To curtail reliance on such volatile funding, our liquidity management policy has stipulated daily limits for borrowing and lending in this market. Our limit on daily borrowing is more conservative than the limit set by the Reserve Bank of India. ICICI Securities Primary Dealership, like us, relies for a certain proportion of its funding on the inter-bank market for overnight money and is therefore also exposed to similar risk of volatile interest rates.

Our liquid assets consist of nostro balances, overnight and other short-term money market placements, government bonds and treasury bills that are held in excess of regulatory requirements, corporate bonds (rated AA and above), other money market investments such as commercial paper, certificate of deposits, banker’s acceptance and bearer depository notes, bills rediscounting, inter-bank participations, mutual fund investments and unutilized repurchase/refinance lines. We deduct our short-term borrowings (borrowings with maturity up to one month) from the aggregate of these assets to determine our net liquid assets.

Our domestic operations in India and our overseas banking subsidiaries are funded primarily by deposits. Our international branches are funded primarily by bond issuances, syndicated loans, inter-bank funding and commercial paper, in addition to deposit taking subject to local regulations and have longer maturity assets relative to liabilities. Uncertain conditions in the international markets in recent times, growth concerns due to the economic slowdown, together with new liquidity regimes being imposed by regulators, have resulted in continued challenges in the funding market. We have, therefore, planned our debt raisings through bond issuances and bilateral loans at appropriate times and in alignment with expected loan disbursements and refinancing requirements from our international branches. Additionally, we continue to focus on inter-bank borrowings and deposit roll-overs.

Additionally, we have continued to successfully raise funds through banker’s acceptance and access refinance from export credit agencies. We have the ability to use our rupee liquidity in India to meet refinancing needs at our overseas branches, though this may be at a relatively high cost based on swap and exchange rates prevailing at the time of such refinancing. ICICI Bank raised US$ 2.5 billion through bonds denominated in U.S. dollars through three issuances in July 2010, November 2010 and May 2011. These bonds have an original maturity of 5.5 years, 10 years and 5.5 years respectively.

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

There are restrictions on the use of liquidity maintained by our UK and Canada subsidiaries to meet our overall liquidity needs. The Office of the Superintendent of Financial Institutions of Canada has prescribed a limit of 100% on tier I and tier II capital, on the exposure to any single entity. ICICI Bank Canada, our Canadian subsidiary has internally capped this exposure at 50% of the limit specified by the Office of the Superintendent of Financial Institutions. The Financial Services Authority of the United Kingdom has prescribed a limit of 25% of the large exposure capital base, on the exposure to an individual counterparty (or a group of connected counterparties). The large exposure capital base is calculated as the sum of allowable tier I and tier II capital less any deductions required by the Financial Services Authority. ICICI Bank UK has a capital base of US$ 1.2 billion at year-end fiscal 2011, resulting in a limit of US$ 297 million.

The successful management of credit, market and operational risk is an important consideration in managing our liquidity because it affects the evaluation of our credit ratings by rating agencies. Rating agencies may reduce or indicate their intention to reduce the ratings at any time.

Capital Expenditure

The following tables set forth, for the periods indicated, certain information related to capital expenditure by category of fixed assets.

	Fiscal 2009
	Cost at year-end fiscal 2008		Additions/ transfers		Deletions/transfers		Depreciation		Net assets at year-end fiscal 2009
	(in millions)
Premises	Rs.	27,235	Rs.	2,875	Rs.	(547)	Rs.	(5,485)	Rs.	24,078	US$	541
Other fixed assets (including furniture and fixes)		33,852		5,496		(1,209)		(21,865)		16,274		365
Assets given on lease		18,289		–		(328)		(13,338)		4,623		104
Total	Rs.	79,376	Rs.	8,371	Rs.	(2,084)	Rs.	(40,688)	Rs.	44,975	US$	1,010

	Fiscal 2010
	Cost at year-end fiscal 2009		Additions/transfers		Deletions/transfers		Depreciation		Net assets at year-end fiscal 2010
	(in millions)
Premises	Rs.	29,563	Rs.	1,369	Rs.	(2,251)	Rs.	(6,472)	Rs.	22,209	US$	499
Other fixed assets (including furniture and fixes)		38,139		2,298		(4,205)		(23,352)		12,880		289
Assets given on lease		17,961		-		(201)		(14,226)		3,534		79
Total	Rs.	85,663	Rs.	3,667	Rs.	(6,657)	Rs.	(44,050)	Rs.	38,623	US$	867

	Fiscal 2011
	Cost at year-end fiscal 2010		Additions/transfers		Deletions/transfers		Depreciation		Net assets at year-end fiscal 2011
	(in millions)
Premises	Rs.	28,681	Rs.	18,438	Rs.	(1,216)	Rs.	(8,156)	Rs.	37,747	US$	847
Other fixed assets (including furniture and fixes)		36,232		6,665		(1,456)		(26,863)		14,578		327
Assets given on lease		17,760		-		(250)		(14,940)		2,570		58
Total	Rs.	82,673	Rs.	25,103	Rs.	(2,922)	Rs.	(49,959)	Rs.	54,895	US$	1,232

The additions to our premises and other assets were Rs. 25.1 billion in fiscal 2011 compared to Rs. 3.7 billion in fiscal 2010. Our capital expenditure on premises increased from Rs. 1.4 billion in fiscal 2010 to Rs. 18.4 billion in fiscal 2011. The addition of fixed assets during fiscal 2011 was primarily due to the part capitalization of ICICI Bank’s new building in Hyderabad, the increase in the Bank’s branch network, premises and due to addition of fixed assets of the Bank of Rajasthan pursuant to amalgamation. Deletion of fixed assets during fiscal 2011 included premises of Rs. 599 million classified as fixed assets held for sale by ICICI Home Finance Company Limited. Deletion of fixed assets during fiscal 2010 was primarily due to surrender of certain properties and sale of fixed assets of merchant acquiring business. Capital expenditure of Rs. 6.7 billion on other fixed assets in fiscal 2011 included Rs. 1.2 billion on software.

Collateral Management

Overview

The Bank defines collateral as the assets or rights provided to the Bank by the borrower or a third party in order to secure a credit facility. The Bank would have the rights of secured creditor in respect of the assets/contracts offered as security for the obligations of the borrower/obligor. The Bank ensures that the underlying documentation for the collateral provides the bank appropriate rights over the collateral or other forms of credit enhancement including the right to liquidate, retain or take legal possession of it in a timely manner in the event of default by the counter party. The Bank also endeavors to keep the assets provided as security to the Bank under adequate insurance during the tenor of the Bank’s exposure. The collateral value is monitored periodically.

Collateral valuation

As stipulated by the Reserve Bank of India guidelines, the Bank uses the comprehensive approach for collateral valuation. Under this approach, the Bank reduces its credit exposure to counterparty when calculating its capital requirements to the extent of risk mitigation provided by the eligible collateral as specified in the Basel II guidelines.

The Bank adjusts the value of any collateral received to account for possible future fluctuations in the value of the collateral in line with the requirements specified by the Reserve Bank of India guidelines. These adjustments, also referred to as ‘haircuts’, to produce volatility-adjusted amounts for collateral, are reduced from the exposure to compute the capital charge based on the applicable risk weights.

Types of collateral taken by the Bank

The Bank determines the appropriate collateral for each facility based on the type of product and risk profile of the counterparty. In the case of corporate and small and medium enterprise financing, fixed assets are generally taken as security for long tenor loans and current assets for working capital finance. For project finance, the assets of the borrower and assignment of the underlying project contracts is generally taken as security. In addition, in some cases, additional security such as a pledge of shares, cash collateral, a charge on receivables with an escrow arrangement and guarantees is also taken.

For retail products, the security to be taken is defined in the product policy for the respective products. Housing loans and automobile loans are secured by the security of the property or automobile being financed. The valuation of the properties is carried out by an approved valuation agency at the time the loan is approved.

The Bank also offers products that are primarily based on collateral including shares, specified securities, warehoused commodities and gold jewelry. These products are offered in line with the approved product policies which include types of collateral, valuation and margining.

The Bank also extends unsecured facilities to clients for certain products including derivatives, credit cards and personal loans. The limits for unsecured facilities have been approved by our board of directors.

The decision on the type and quantum of collateral for each transaction is made by the credit approving authority as per the credit approval authorization approved by the board of directors. For facilities provided as per approved product policies including retail products and loan against shares, collateral is taken in line with the policy.

Significant Changes

Except as otherwise stated in this annual report, we have experienced no significant changes since the date of the fiscal 2011 consolidated financial statements contained in this annual report.

Segment Revenues and Assets

The Reserve Bank of India in its guidelines on “segmental reporting” has stipulated specified business segments and their definitions, for the purposes of public disclosures on business information for banks in India.

The consolidated segmental report for fiscal 2011, based on the segments identified and defined by the Reserve Bank of India, has been presented as follows:

•
Retail Banking includes exposures of the Bank, which satisfy the four qualifying criteria of ‘regulatory retail portfolio’ as stipulated by the Reserve Bank of India guidelines on the Basel II framework. These criteria are as follows:

(i)      Orientation criterion: Exposure to an individual person or persons (not to be restricted to an individual, Hindu Undivided Family, trust, partnership firm, private limited companies, public limited companies, co-operative societies, etc.) or to a small business are classified as retail. A small business is defined as one where the three year average annual turnover is less than Rs. 500 million.

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

(iv)    Granularity criterion: The regulatory retail portfolio should be sufficiently diversified to a degree that reduces the risks in the portfolio. The aggregate exposure to one counterparty should not exceed 0.2% of the overall retail portfolio.

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

•
Other Banking includes hire purchase and leasing operations and other items not attributable to any particular business segment of the Bank. It also includes the Bank’s banking subsidiaries i.e. ICICI Bank

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

•
Others includes ICICI Home Finance Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, TCW/ICICI Investment Partners Limited, ICICI Kinfra Limited, ICICI West Bengal Infrastructure Development Corporation Limited (up to December 31, 2010), I-Ven Biotech Limited, ICICI Prudential Pension Funds Management Company Limited and Loyalty Solutions & Research Limited (up to year-end fiscal 2010).

Framework for transfer pricing

All liabilities are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirements and specific charge on account of directed lending to certain sectors categorized as priority sector. Current and savings account deposits are transfer priced at a fixed rate. For term deposits and borrowings the transfer pricing is primarily based on the categories specified in the Transfer Pricing Policy. Transfer pricing to our asset creation units is based on the incremental cost of deposits (blended for current and savings account deposits) and borrowings adjusted for the maturity of the asset (term premium) and regulatory reserve requirements. The allocated capital is also considered as a source of funding for this purpose.

Fiscal 2011 Compared with Fiscal 2010

The following table sets forth, for the periods indicated, profit before tax of various segments.

	Year ended March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Retail Banking	Rs.	(13,335)	Rs.	(5,142)	US$	(116)	61.4%
Wholesale Banking		36,451		48,997		1,100	34.4
Treasury		27,444		22,010		494	(19.8)
Other Banking		7,734		5,891		132	(23.8)
Life Insurance		2,777		9,247		208	–
General Insurance		1,583		(823)		(18)	–
Venture fund management		744		937		21	25.9
Others		6,814		6,796		153	(0.3)
Profit before tax	Rs.	70,212	Rs.	87,913	US$	1,974	25.2%

Retail Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Net interest income	Rs.	37,594	Rs.	33,197	US$	745	(11.7)%
Non-interest income		26,192		21,161		475	(19.2)
Total income		63,786		54,358		1,220	(14.8)
Non-interest expenses		43,565		45,694		1,026	4.9
Profit before provisions		20,221		8,664		194	(57.2)
Provisions		33,556		13,806		310	(58.9)
Loss before tax	Rs.	(13,335)	Rs.	(5,142)	US$	(116)	(61.4)%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Advances	Rs.	665,364	Rs.	599,623	US$	13,463	(9.9)%
Deposits		1,129,894		1,482,780		33,291	31.2

Loans in the retail banking segment declined by 9.9% from Rs. 665.4 billion at year-end fiscal 2010 to Rs. 599.6 billion at year-end fiscal 2011, primarily due to higher repayments and prepayments in the portfolio relative to new loan disbursements until December 31, 2010. During the last quarter of fiscal 2011, as a result of an increase in the retail disbursements and a reduction in the level of prepayments, the retail asset portfolio grew marginally over the December 31, 2010 level. The retail banking segment maintained its focus on strengthening its deposit franchise, reflecting the increase in retail deposit base. Retail savings deposits increased by 25.8% from Rs. 530.8 billion at year-end fiscal 2010 to Rs. 667.8 billion at year-end fiscal 2011. Retail current account deposits increased by 21.4% from Rs. 125.8 billion at year-end fiscal 2010 to Rs. 152.7 billion at year-end fiscal 2011.

The loss before tax in the retail banking segment decreased from Rs. 13.3 billion in fiscal 2010 to Rs. 5.1 billion in fiscal 2011, primarily due to a decline in provisions for loan losses in the unsecured portfolio, partly offset by a decline in net interest income and fee income.

Net interest income decreased by 11.7% from Rs. 37.6 billion in fiscal 2010 to Rs. 33.2 billion in fiscal 2011, primarily due to reductions in the retail loan portfolio and the impact of the increased cost of savings account deposits in fiscal 2011. Effective April 1, 2010, the Reserve Bank of India changed the methodology of computing the interest payable and banks were required to pay interest on the daily average balance maintained in a savings deposit account. The change in methodology resulted in an increase in cost of savings account deposits for banks.

Non-interest income decreased by 19.2% from Rs. 26.2 billion in fiscal 2010 to Rs. 21.2 billion in fiscal 2011, primarily due to a reduction in credit card related fees due to the Bank’s conscious strategy of reducing the credit card portfolio. Following the reduction in our credit card portfolio, specifically in products such as equated monthly installments/personal loan on credit cards and the lower issuance of new credit cards, fees related to credit card business declined in fiscal 2011 compared to fiscal 2010. The fees from the distribution of third-party products in fiscal 2011 were impacted by regulatory changes in the life insurance sector which led to a decline in market volumes, changes in product mix and lower distributor payouts. Further, during fiscal 2010 the Bank sold its merchant acquiring operations through a transfer of assets, primarily comprising fixed assets, receivables and payables, and the assumption of liabilities to ICICI Merchant Services resulting in a profit of Rs. 2.0 billion to the Bank’s Retail Banking segment.

Non-interest expenses increased by 4.9% from Rs. 43.6 billion in fiscal 2010 to Rs. 45.7 billion in fiscal 2011 primarily due to a higher provision for performance bonus and increase in the cost base on account of the amalgamation of the Bank of Rajasthan, offset, in part, by a reduction in collection expenses.

Provisions decreased by 58.9% from Rs. 33.6 billion in fiscal 2010 to Rs. 13.8 billion in fiscal 2011, primarily due to a decline in provisions for loan losses in the unsecured retail portfolio. The Bank has been taking various measures to curtail an increase in non-performing assets in its retail portfolio over the last two years. This has resulted in a sharp reduction in provisioning requirements.

Wholesale Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Net interest income	Rs.	31,072	Rs.	33,715	US$	757	8.5%
Non-interest income		28,075		39,853		895	42.0
Total income		59,147		73,568		1,652	24.4
Non-interest expenses		12,353		18,231		410	47.6
Profit before provisions		46,794		55,337		1,242	18.3
Provisions		10,343		6,340		142	(38.7)
Profit before tax	Rs.	36,451	Rs.	48,997	US$	1,100	34.4%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Advances	Rs.	1,144,172	Rs.	1,555,794	US$	34,930	36.0%
Deposits		888,942		764,356		17,161	(14.0)%

The wholesale banking loan book increased by 36.0% from Rs. 1,144.2 billion at year-end fiscal 2010 to Rs. 1,555.8 billion at year-end fiscal 2011. The increase was driven by continued robust expansion of our domestic corporate loan book and opportunities for lending through our overseas branches. In line with the Bank’s strategy of reducing its dependence on wholesale deposits, the domestic term deposits in the segment decreased by 19.7% from Rs. 663.2 billion at year-end fiscal 2010 to Rs. 532.4 billion at year-end fiscal 2011. Wholesale current account deposits decreased marginally by 0.4% from Rs. 181.7 billion at year-end fiscal 2010 to Rs. 181.0 billion at year-end fiscal 2011.

Profit before tax of the wholesale banking segment increased from Rs. 36.5 billion in fiscal 2010 to Rs. 49.0 billion in fiscal 2011, primarily due to an increase in fee income and a decline in provisions partly offset by an increase in non-interest expenses.

Net interest income increased by 8.5% from Rs. 31.1 billion in fiscal 2010 to Rs. 33.7 billion in fiscal 2011, primarily due to higher net interest income on assets.

Non-interest income increased by 42.0% from Rs. 28.1 billion in fiscal 2010 to Rs. 39.9 billion in fiscal 2011. Fee income increased due to the Bank’s increased participation in financing to corporations for their term loans, working capital and project financing requirements. Accordingly, during the year, there was an increase in loan processing related fees and transaction banking related fees from corporate clients.

Non-interest expenses increased by 47.6% from Rs. 12.4 billion in fiscal 2010 to Rs. 18.2 billion in fiscal 2011, primarily due to annual increase in salaries and provisions for performance-linked retention pay/ performance bonus during the period and an increase in the cost base on account of the amalgamation of the Bank of Rajasthan.

Provisions decreased from Rs. 10.3 billion in fiscal 2010 to Rs. 6.3 billion in fiscal 2011. Provisions were higher in fiscal 2010 on account of the significantly higher restructuring of corporate loans done during the period.

Treasury

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Net interest income	Rs.	11,507	Rs.	21,521	US$	483	87.0%
Non-interest income		17,874		4,862		109	(72.8)
Total income		29,381		26,383		592	(10.2)
Non-interest expenses		1,615		1,544		35	(4.4)
Profit before provisions		27,766		24,839		557	(10.5)
Provisions		322		2,829		63	-
Profit before tax	Rs.	27,444	Rs.	22,010	US$	494	(19.8)%

The following table sets forth, for the periods indicated, the closing balances of key assets and liabilities.

	Closing balance at March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Investments	Rs.	1,208,507	Rs.	1,344,612	US$	30,189	11.3%
Deposits		1,330		–		–	–
Borrowings		942,636		1,095,543		24,597	16.2%
Our treasury operations include the maintenance and management of regulatory reserves, proprietary trading in equity and fixed income and a range of foreign exchange and derivatives products and services, such as, forward contracts, swaps and options. It also includes investments made by ICICI Eco-net Internet and Technology Fund, ICICI Equity Fund, ICICI Emerging Sectors Fund, ICICI Strategic Investments Fund and ICICI Venture Value Fund.

Profit before tax of the treasury segment decreased from Rs. 27.4 billion in fiscal 2010 to Rs. 22.0 billion in fiscal 2011, primarily due to losses on the government securities portfolio and other fixed income positions.

Net interest income increased by Rs. 10.0 billion from Rs. 11.5 billion in fiscal 2010 to Rs. 21.5 billion in fiscal 2011, primarily due to a reduction in the average cost of term deposits from 7.7% in fiscal 2010 to 6.5% in fiscal 2011 and also due to an increase in the average current and saving account deposits in the overall deposit from Rs. 640.6 billion during fiscal 2010 to Rs. 800.4 billion during fiscal 2011, resulting in higher net positive income derived from the transfer pricing of assets and liabilities.

Non-interest income decreased from Rs. 17.9 billion in fiscal 2010 to Rs. 4.9 billion in fiscal 2011, primarily due to losses on government securities and domestic fixed income positions. The hardening of short-term government bond yields in response to monetary tightening and negative systemic liquidity for most of the year resulted in loss of Rs. 1.7 billion on the government securities as well as our other fixed income positions in fiscal 2011 as compared to a profit of Rs. 8.2 billion in fiscal 2010. Further, the equity markets remained volatile particularly in the second half of fiscal 2011. This adversely impacted the Bank’s profits from the equity portfolio and the mark-to-market valuations of its listed equity investments. The profit from equity portfolio decreased from Rs. 6.9 billion in fiscal 2010 to Rs. 4.3 billion in fiscal 2011. The higher income in fiscal 2010 included the reversal of mark-to-market provisions on the credit derivatives portfolio due to a softening in credit spreads resulting in gain of Rs. 5.1 billion and a higher realized profit on government securities and other fixed income securities.

Provisions increased from Rs. 0.3 billion in fiscal 2010 to Rs. 2.8 billion in fiscal 2011, primarily due to an impairment provision for investments held by ICICI Bank, our consolidated venture capital funds and the provision on equity investments by ICICI Bank UK.

Other Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Net interest income	Rs.	5,099	Rs.	7,903	US$	177	55.0%
Non-interest income		9,396		4,741		106	(49.5)
Total income		14,495		12,644		283	(12.8)
Non-interest expenses		5,584		4,640		104	(16.9)
Profit before provisions		8,911		8,004		179	(10.2)
Provisions		1,177		2,113		47	79.5
Profit before tax	Rs.	7,734	Rs.	5,891	US$	132	(23.8)%

The following table sets forth, for the periods indicated, the outstanding balances of the key assets and liabilities.

	Outstanding balance on March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Advances	Rs.	356,029	Rs.	344,349	US$	7,731	(3.3)%
Investments		143,663		118,093		2,651	(17.8)
Deposits		406,064		343,979		7,723	(15.3)
Borrowings		102,532		69,923		1,570	(31.8)%

Other banking business includes our hire purchase and leasing operations, our overseas banking subsidiaries, ICICI Bank UK, ICICI Bank Canada and its subsidiary ICICI Wealth Management Inc. (up to December 31, 2009) and ICICI Bank Eurasia LLC., and other items not attributable to any particular business segment of the Bank.

Profit before tax of our other banking segment decreased from Rs. 7.7 billion in fiscal 2010 to Rs. 5.9 billion in fiscal 2011, primarily due to a decline in the non-interest income and an increase in provisions. These negative impacts were partly offset by an increase in the net interest income of ICICI Bank UK and ICICI Bank Canada as their net interest margins increased and by a decrease in non-interest expenses.

Net interest income increased by 55.0% from Rs. 5.1 billion in fiscal 2010 to Rs. 7.9 billion in fiscal 2011, primarily due to increase in the net interest income of ICICI Bank UK and ICICI Bank Canada and due to interest received on income tax refunds due upon the completion of pending income tax assessments of Rs. 1.6 billion in fiscal 2011 compared to Rs. 1.2 billion in fiscal 2010. The net interest margin of ICICI Bank UK increased primarily due to lower cost of funds and a higher average yield on assets. The cost of funds were lower during fiscal 2011 as the average term deposits and average saving account deposits costs were lower. The benefit was partially offset by an increase in the proportion of term deposit liabilities during fiscal 2011. The higher average yield on assets was due to the deployment of a higher proportion of assets in corporate loans and advances and a decline in the investment book due to sales and maturities. The benefit was partially offset by investments in low yield short-term UK government treasury bills. The net interest margin of ICICI Bank Canada increased primarily due to a lower cost of deposits and investments in higher yielding corporate bonds. The cost of deposits was lower during fiscal 2011 on account of a higher proportion of low cost saving deposits and a reduction in term deposits.

Non-interest income decreased by 49.5% from Rs. 9.4 billion in fiscal 2010 to Rs. 4.7 billion in fiscal 2011, primarily due to ICICI Bank UK and ICICI Bank Canada’s lower fee income, mark-to-market losses on the investment and derivatives portfolio of ICICI Bank Canada in fiscal 2011 compared to mark-to-market gains in fiscal 2010, lower realized gains on investments and buy-back of bonds by ICICI Bank UK, lower mark-to-market gains on the derivatives portfolio of ICICI Bank UK and profit on the sale of fixed assets during fiscal 2010. The Bank realized a profit on the sale of fixed assets of Rs. 0.4 billion in fiscal 2010, compared to Rs. 1.3 billion in fiscal 2011.

Non-interest expenses decreased by 16.9% from Rs. 5.6 billion in fiscal 2010 to Rs. 4.6 billion in fiscal 2011, primarily due to a decrease in marketing and administrative expenses of overseas banking subsidiaries.

Advances decreased by 3.3% from Rs. 356.0 billion at year-end fiscal 2010 to Rs. 344.3 billion at year-end fiscal 2011 primarily due to a decline in the volume loans of ICICI Bank Canada resulting from the securitization of insured mortgages.

Investments decreased by 17.8% from Rs. 143.7 billion at year-end fiscal 2010 to Rs. 118.1 billion at year-end fiscal 2011, primarily due to a decline in the investment book of ICICI Bank UK and ICICI Bank Canada.

ICICI Bank UK reduced its investment portfolio by 21.7% from Rs. 89.8 billion at year-end fiscal 2010 to Rs. 70.3 billion at year-end fiscal 2011. Until fiscal 2008, ICICI Bank UK’s retail deposits were primarily in the nature of demand deposits received through the internet channel. As a prudent asset liability management strategy, ICICI Bank UK mainly invested these deposits in the bonds of financial institutions with generally strong credit ratings. ICICI Bank UK's primary source of funds has been retail deposits accepted through its internet banking platform. Until July 2008, demand and saving deposits formed a significant proportion of ICICI Bank UK's total deposits. Since the instant access demand and savings accounts could be subjected to high withdrawals in times of stress, ICICI Bank UK has focused from July 2008 onwards on rebalancing its deposit base towards term deposits. Accordingly, term deposits of ICICI Bank UK increased from Rs. 138.4 billion at year-end fiscal 2010 to Rs. 144.6 billion at year-end fiscal 2011. ICICI Bank UK's demand and savings account deposits declined from Rs. 66.0 billion at year-end fiscal 2010 to Rs. 43.2 billion at year-end fiscal 2011. In accordance with the decline in demand deposits, the investments held against such deposits have also been reduced. In fiscal 2011, ICICI Bank UK has also reduced its bond portfolio and increased its investment in short-term UK government treasury bills, which qualify as liquid assets for the purposes of the Liquidity Asset Buffer requirements recently issued by our UK regulator, the Financial Services Authority. At year-end fiscal 2011, ICICI Bank UK had Rs. 23.1 billion invested in UK Government treasury bills.

On the “available-for-sale” investments of ICICI Bank UK, the mark-to-market post-tax loss reflected in shareholders’ equity decreased from Rs. 4.3 billion at year-end fiscal 2010 to Rs. 3.3 billion at year-end fiscal 2011 due to a reduction in the investment portfolio and also due to the impact of tightening credit spreads primarily on the bond portfolio. The mark-to-market post-tax loss reflected in the shareholders’ equity had decreased from Rs. 12.4 billion at year-end fiscal 2009 to Rs. 4.3 billion at year-end fiscal 2010.

ICICI Bank Canada’s investment portfolio decreased by 8.8% from Rs. 52.2 billion at year-end fiscal 2010 to Rs. 47.6 billion at year-end fiscal 2011. The decline in investments was in line with the decline in deposits, as liquid investments such as treasury bills and government bonds held against such deposits were also reduced. ICICI Bank Canada held certain asset backed commercial paper that was subject to a court approved restructuring plan, which was completed on January 21, 2009. Under the terms of the plan, ICICI Bank Canada received restructured ‘Master Asset Vehicle’ notes in lieu of the asset backed commercial paper held. These ‘Master Asset Vehicle’ notes have been marked-to-market similar to the asset backed commercial paper held prior to restructuring. In fiscal 2011, an additional mark-to-market loss of Rs. 0.1 billion on the ‘Master Asset Vehicle’ notes was recorded.

Deposits decreased by 15.3% from Rs. 406.1 billion at year-end fiscal 2010 to Rs. 344.0 billion at year-end fiscal 2011 due to decline in demand deposits of ICICI Bank UK and a decline in term deposits of ICICI Bank Canada. Until fiscal 2008, ICICI Bank UK’s retail deposits were primarily in the nature of demand deposits received through the internet channel. As a prudent asset liability management strategy, ICICI Bank UK invested these deposits mainly into the bonds of financial institutions with generally strong credit ratings. Since fiscal 2009, ICICI Bank UK has focused on rebalancing its deposit base towards retail term deposits and the proportion of retail term deposits in total deposits has increased significantly from 16.0% at year-end fiscal 2008 to 77.0% at year-end fiscal 2011.

Borrowings decreased by 31.8% from Rs. 102.5 billion at year-end fiscal 2010 to Rs. 69.9 billion at year-end fiscal 2011 primarily due to repayments or maturity of bonds and other bank borrowings of ICICI Bank UK. Additional borrowing raised by ICICI Bank UK during fiscal 2011 was substantially lower than the reduction, as the proceeds from maturity of corporate loans were used to repay the borrowings.

Life Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Premium earned	Rs.	165,319	Rs.	178,806	US$	4,014	8.2%
Premium on reinsurance ceded		(529)		(636)		(14)	20.2
Net premium earned		164,790		178,170		4,000	8.1
Other income		16,923		28,347		636	67.5
Investment income		3,620		5,536		124	52.9
Total income		185,333		212,053		4,760	14.4
Commission paid		6,030		5,607		126	(7.0)
Claims/benefits paid		2,878		2,806		63	(2.5)
Operating expenses		23,521		20,185		453	(14.2)
Total expenses		32,429		28,598		642	(11.8)
Transfer to linked funds		144,222		148,832		3,341	3.2
Provisions for policy holder liabilities (non-linked)		5,905		25,376		570	329.7
Profit/(loss) before tax	Rs.	2,777	Rs.	9,247	US$	207	233.0%

The following table sets forth, for the periods indicated, the outstanding balance of key assets and liabilities.

	Outstanding balance at March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Investments	Rs.	56,865	Rs.	81,947	US$	1,840	44.1%
Assets held to cover linked liabilities		514,693		588,265		13,208	14.3
Liabilities on life policies in force		539,654		644,821		14,477	19.5%

ICICI Prudential Life Insurance Company maintained its market leadership in the private sector with an overall market share of 7.3% in fiscal 2011 based on the retail weighted received premium basis. Retail weighted received premium represents 100% of first year premium plus 10% of single premium (excluding group). Assets under management increased by 18.9% from Rs. 573.2 billion at fiscal 2010 to Rs. 681.5 billion at fiscal 2011.

The Insurance Regulatory and Development Authority issued various regulations in fiscal 2011 with respect to unit-linked products. These new regulations require insurers to maintain an interim reduction in yield at 4.0% from the sixth year of the policy issued and gradually decreasing to 3.0% by the tenth year. Further, a cap on surrender charges (Rs. 6,000 for first year and decreasing thereafter with no surrender charges after five years) has been introduced. Structural changes have been made such as guaranteed return and mandatory annuitization in pension products. Unit linked products now have a minimum lock in period and minimum premium paying term of five years. Insurers are now required to maintain uniform charges over the lock in period. The minimum sum assured has been increased from five times to ten times of annual premium. The minimum sum assured is the minimum amount payable to the beneficiary in case of death of the insured. The new regulations require a periodic audit of corporate agents to be conducted by the insurer. The regulations also define the eligibility criteria for referral partners.

Almost all the unit linked products operational in the market were withdrawn on August 31, 2010 as per the revised unit linked products guidelines effective from September 1, 2010. The scarcity value created for the old products resulted in a high growth during July and August 2010 with the industry registering a year-on-year growth of 32.0% from April to August 2010. Retail weighted received premium of ICICI Prudential Life Insurance Company grew by 54.0% during the same period. However, after September 1, 2010, with the new set of products which had lower distributor payouts, the industry witnessed a slowdown in new business and retail weighted received premium declined by 26.3% between September 1, 2010 to year-end fiscal 2011. Accordingly, for the period from April 2010 to March 2011, the industry retail weighted received premium declined by 8.5%. The retail weighted received premium of ICICI Prudential Life Insurance Company declined after September 1, 2010 in line with this trend as well as resulting from the time taken to approve new products. Though new business was adversely impacted during the third quarter of fiscal 2011, ICICI Prudential Life Insurance Company has achieved quarter-on-quarter sequential growth from the fourth quarter.

The changes in the regulations have also resulted in a change of the new business mix for ICICI Prudential Life Insurance Company. The new business retail premium from April 1, 2010 to August 31, 2010 (prior to the change of the regulations) comprised 97.2% regular premium (linked) products, 0.2% single premium (linked) products and 2.6% conventional products. After the changes in regulations effective from September 1, 2010, the mix of products changed to 28.9% regular premium (linked) products, 56.5% single premium (linked) products and 14.6% conventional products for the period from September 1, 2010 to year-end fiscal 2011.

The following table sets forth, for the periods indicated, details of premium.

	Year ended March 31,
	2010		2011		2011		2011/2010 % change
	in billions				in millions
Annualized premium equivalent(APE)1	Rs.	53.5	Rs.	39.8	US$	894	(25.6)%
New business premium		63.4		78.6		1,765	24.0
Single business premium	Rs.	2.8	Rs.	21.7	US$	487	675.0%

1.	APE = (Premium amount * billing frequency) + 10% of single premium.

Profit before tax of ICICI Prudential Life Insurance Company increased from Rs. 2.8 billion in fiscal 2010 to Rs. 9.2 billion in fiscal 2011 primarily due to an increase in fees on account of higher fund management and policy fees, higher release of certain actuarial reserves on lapsed policies created in earlier years, higher investment income and lower operating expenses.

The total premium income of ICICI Prudential Life Insurance Company increased by 8.2% from Rs. 165.3 billion in fiscal 2010 to Rs. 178.8 billion in fiscal 2011 primarily due to an increase in single premiums from Rs. 2.8 billion in fiscal 2010 to Rs. 21.7 billion in fiscal 2011 contributing to 12.1% of total premium in fiscal 2011 compared to 1.7% in fiscal 2010. The new business premium (regular premium business) of ICICI Prudential Life Insurance Company decreased by 6.1% from Rs. 60.6 billion in fiscal 2010 to Rs. 56.9 billion in fiscal 2011 and renewal premium decreased by 1.8% from Rs. 102.0 billion in fiscal 2010 to Rs. 100.2 billion in fiscal 2011.

Other income of ICICI Prudential Life Insurance Company increased by 67.5% from Rs. 17.0 billion in fiscal 2010 to Rs. 28.3 billion in fiscal 2011 primarily due to an increase in release of certain actuarial reserves on lapsed policies created in earlier years, fees related to unit-linked insurance business including fund management fees, policy fees (including mortality charges) and surrender charges.

Commission expenses of ICICI Prudential Life Insurance Company decreased by 7.0% from Rs. 6.0 billion in fiscal 2010 to Rs. 5.6 billion in fiscal 2011 despite increase in premium income primarily due to higher single premium business where the commissions are lower as compared to regular premium business.

Claims and benefit payouts of ICICI Prudential Life Insurance Company decreased by 2.5% from Rs. 2.9 billion in fiscal 2010 to Rs. 2.8 billion in fiscal 2011.

The operating expenses of ICICI Prudential Life Insurance Company decreased 14.2% from Rs. 23.5 billion in fiscal 2010 to Rs. 20.2 billion in fiscal 2011, mainly due to significant focus on cost efficiencies that led to a decrease in new policy-related expenses, space rationalization initiatives and other branch related expenses in fiscal 2011 compared to fiscal 2010. The number of branches decreased from 1,918 at year-end fiscal 2010 to 1,399 at year-end fiscal 2011.

Transfer to linked funds represents the transfer of premium received including the renewal premium on linked policies of ICICI Prudential Life Insurance Company to investments which has increased by 3.2% from Rs. 144.2 billion in fiscal 2010 to Rs. 148.8 billion in fiscal 2011, as a result of the increase in linked business in fiscal 2011. In the linked business, the premium amount paid by the policy holder after the deduction of charges and the premium for risk cover, are invested in the underlying asset or index as chosen by the policy holder.

Assets held to cover the linked liabilities of ICICI Prudential Life Insurance Company increased by 14.3% from Rs. 514.7 billion at year-end fiscal 2010 to Rs. 588.3 billion at year-end fiscal 2011. The increase in linked assets under management is primarily attributable to the favorable financial markets (as the investments held for unit linked business are valued on a mark-to-market basis) and an increase in business volume during the year. In the linked business, the premium amount paid by the policy holder after the deduction of charges and the premium for risk cover, are invested in the underlying asset or index as chosen by the policy holder. The risks and rewards on the investments of linked policies therefore lie to a large extent with the policy holders.

Liability under existing life insurance policies to be paid by ICICI Prudential Life Insurance Company increased by 19.5% from Rs. 539.7 billion at year-end fiscal 2010 to Rs. 644.8 billion at year-end fiscal 2011, primarily as a result of the increase in linked assets.

General Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Gross written premium (include premium on reinsurance accepted)	Rs.	36,948	Rs.	47,349	US$	1,063	28.2%
Premium on reinsurance ceded		(13,807)		(17,017)		(382)	23.2
Unexpired risk reserve		(1,213)		(1,770)		(40)	45.9
Net premium earned		21,928		28,562		641	30.3
Commission income (net)		(210)		543		12	-
Investment income from pool(2)		537		646		15	20.3
Investment income		4,375		3,937		88	(10.0)
Total income (a)		26,630		33,688		756	26.5
Operating expenses		5,546		6,822		153	23.0
Claims/benefits paid		19,386		27,325		613	41.0
Other expenses (net)		115		364		8	-
Total expense (b)		25,047		34,511		774	37.8
Profit before tax	Rs.	1,583	Rs.	(823)	US$	(18)	-

(1)	Prior period figures have been reclassified to conform to the current classification.

(2)
Investment income from pool represents our share of income from the terrorism pool and the Indian Motor Third Party Insurance Pool for Commercial Vehicles. The pools represent multilateral reinsurance arrangement entered into by ICICI Lombard General Insurance Company together with other insurance companies. The funds belonging to the terrorism pool are administered by the General Insurance Corporation and funds belonging to Indian Motor Third Party Insurance Pool are administered by the contributing companies.

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Investments	Rs.	35,231	Rs.	46,653	US$	1,047	32.4%
Current liabilities including claims outstanding		36,277		48,416		1,087	33.5
Provisions	Rs.	12,659	Rs.	14,431	US$	324	14.0%

ICICI Lombard General Insurance Company, together with all other general insurance companies participates in Indian Motor Third Party Insurance Pool (“the Pool”), administered by the General Insurance Corporation of India from April 1, 2007. The Pool covers the reinsurance of third party risks of commercial vehicles. Based on an analysis of the performance of the Pool by an independent consultant, Insurance Regulatory and Development Authority instructed all general insurance companies to provide for losses on the Pool at the provisional rate of 153.0% over fiscal 2008 to fiscal 2011 in the financial results for fiscal 2011 compared to the earlier loss rate of 122-127%. Accordingly, the loss before tax of ICICI Lombard General Insurance Company for fiscal 2011 includes the impact of additional pool losses of Rs. 2.7 billion. In view of the above developments and representations of the general insurers, the Insurance Regulatory and Development Authority has provided notification on an increase in the rates of premium applicable to the Motor Third Party Liability insurance business by 68.5% with effect from April 25, 2011.

ICICI Lombard General Insurance Company maintained its leadership in the private sector with an overall market share of 9.6% of gross written premium in fiscal 2011. ICICI Lombard General Insurance Company had a loss before tax of Rs. 0.8 billion in fiscal 2011 compared to a profit before tax of Rs. 1.6 billion in fiscal 2010, primarily due to an increase in the negative impact of the Pool from Rs. 0.6 billion in fiscal 2010 to Rs. 3.0 billion in fiscal 2011, as a result of additional provisions of Rs. 2.7 billion made as per the Insurance Regulatory and Development Authority’s order.

The gross written premium increased by 28.2% from Rs. 36.9 billion in fiscal 2010 to Rs. 47.3 billion in fiscal 2011 primarily due to growth in the health and weather insurance business. Against a net commission expense of Rs. 210 million in fiscal 2010, there was a net commission income of Rs. 543 million in fiscal 2011, primarily due to an increase in reinsurance commission income on weather insurance business. Operating expenses increased from Rs. 5.6 billion in fiscal 2010 to Rs. 6.8 billion in fiscal 2011, primarily due to higher depreciation expenses and an increase in sales and distribution expenses on account of an increase in business. ICICI Lombard General Insurance Company has taken an additional depreciation charge of Rs. 224 million in fiscal 2011 on account of a change in the estimated life of certain fixed assets. Other expenses increased from Rs. 115 million in fiscal 2010 to Rs. 364 million in fiscal 2011, primarily due to provisions of Rs. 270 million made towards bad debts in fiscal 2011. Claims/benefits paid increased by 41.0% from Rs. 19.4 billion in fiscal 2010 to Rs. 27.3 billion in fiscal 2011, in line with an increase in net premium earned and the impact of additional provisions made on account of the Pool.

During fiscal 2011, the Insurance Regulatory and Development Authority has notified all insurance companies that they are now required to manage the investments of the Pool on an institutional basis, and the Pool administrator has accordingly transferred the existing amount of investments of the Pool to the respective insurance companies. Investments increased by 32.4% from Rs. 35.2 billion at year-fiscal 2010 to Rs. 46.7 billion at year-end fiscal 2011 primarily due to investments transferred on account of the Pool amounting to Rs. 7.2 billion at year-end fiscal 2011as against Rs. nil at year-end fiscal 2010 and the re-investment of income from investments in fiscal 2011. Current liabilities, including claims outstanding, increased by 33.5% from Rs. 36.3 billion at year-end fiscal 2010 to Rs. 48.4 billion at year-end fiscal 2011, primarily due to an increase in third party motor claims liability.

Venture fund management

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Net interest income	Rs.	(106)	Rs.	(33)	US$	(1)	68.9%
Non-interest income		1,790		1,916		43	7.0
Total income		1,684		1,883		42	11.8
Non-interest expenses		1,066		946		21	(11.3)
Profit before provisions		618		937		21	51.6
Provisions		(126)		-		-	–
Profit before tax	Rs.	744	Rs.	937	US$	21	25.9%

Profits before tax of our venture fund management segment increased from Rs. 0.7 billion in fiscal 2010 to Rs. 0.9 billion in fiscal 2011. This was primarily due to an increase in management fees on account of increase in carry income and a decrease in administrative cost. Management fees other than carry income decreased from Rs. 1.6 billion in fiscal 2010 to Rs. 1.3 billion in fiscal 2011 primarily due to change in fee levy structure from commitment amount to net asset basis on certain funds.

Others

The “others” segment mainly includes ICICI Prudential Asset Management Company Limited, ICICI Securities Limited, ICICI Securities Primary Dealership Limited and ICICI Home Finance Company Limited.

ICICI Prudential Asset Management Company Limited manages the ICICI Prudential Mutual Fund, which was among the top three mutual funds in India in terms of average funds under management in March 2011, with a market share of 10.5%. The average assets under management for ICICI Prudential Mutual Fund decreased from Rs. 769.9 billion in fiscal 2010 to Rs. 728.3 billion in fiscal 2011, primarily on account of decrease in money market mutual funds due to tight liquidity in the market.

ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting and brokerage and primary dealership in government securities respectively. ICICI Securities Limited owns icicidirect.com, a leading online brokerage platform.

Profit before tax of the “others” segment remained at the same level of Rs. 6.8 billion in fiscal 2010 and fiscal 2011. Profit before tax of ICICI Home Finance Company Limited increased from Rs. 2.1 billion in fiscal 2010 to Rs. 3.3 billion in fiscal 2011, however profit before tax of ICICI Securities Primary Dealership Limited decreased from Rs. 1.2 billion in fiscal 2010 to Rs. 0.8 billion in fiscal 2011 and of ICICI Prudential Asset Management Company Limited decreased from Rs. 1.9 billion in fiscal 2010 to Rs. 1.0 billion in fiscal 2011.

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Net interest income	Rs.	4,131	Rs.	4,397	US$	99	6.4%
Non-interest income		14,886		12,195		274	(18.1)
Total income		19,017		16,592		373	(12.8)
Non-interest expenses		11,919		9,556		215	(19.8)
Operating profit before provisions and tax		7,098		7,036		158	(0.9)
Provisions		284		240		5	(15.5)
Profit before tax	Rs.	6,814	Rs.	6,796	US$	153	(0.3)%

Net interest income increased by 6.4%, from Rs. 4.1 billion in fiscal 2010 to Rs. 4.4 billion in fiscal 2011, primarily due to a lower cost of funds.

Non-interest income decreased by 18.1%, from Rs. 14.9 billion in fiscal 2010 to Rs. 12.2 billion in fiscal 2011, primarily due to a decrease in fund management fees as a result of a decrease in average assets under management, a decrease in brokerage fees and a decrease in loan processing fees.

Non-interest expenses decreased by 19.8%, from Rs. 11.9 billion in fiscal 2010 to Rs. 9.6 billion in fiscal 2011, primarily due to lower new business expenses and a decrease in staff and establishment expenses.

ICICI Prudential Asset Management Company made a profit before tax of Rs. 1.0 billion in fiscal 2011 compared to Rs. 1.9 billion in fiscal 2010, primarily due to a decrease in management fees on account of a decrease in average assets under management.

ICICI Securities Limited made a profit before tax of Rs. 1.7 billion in fiscal 2011 compared to Rs. 1.6 billion in fiscal 2010 due to a decrease in administrative expenses. However, brokerage income of ICICI Securities Limited decreased by 7.1% from Rs. 5.6 billion in fiscal 2010 to Rs. 5.2 billion in fiscal 2011 on account of a change in trading patterns; that is, a shift from the higher margin cash and futures segment to the lower margin options segment.

ICICI Securities Primary Dealership made a profit before tax of Rs. 0.8 billion in fiscal 2011 compared to Rs. 1.2 billion in fiscal 2010 primarily due to a decrease in trading profits, as fixed income markets offered limited opportunities for trading profits during fiscal 2011 and higher funding costs reduced net interest income in fiscal 2011.

ICICI Home Finance Company Limited made a profit before tax of Rs. 3.3 billion in fiscal 2011 compared to Rs. 2.1 billion in fiscal 2010 primarily due to an increase in net interest income. Net interest income increased primarily due to an increase in net interest margin on account of the repayment of high cost borrowings during the period and an increase in interest rates on loans and advances by 100 basis points during fiscal 2011.

Fiscal 2010 compared with Fiscal 2009

The following table sets forth, for the periods indicated, profit before tax of various segments.

	Year ended March 31,
	2009		2010		2010		2009/2010 % change
	(in millions, except percentages)
Retail Banking	Rs.	580	Rs.	(13,335)	US$	(299)	–
Wholesale Banking		34,133		36,451		818	6.8%
Treasury		13,069		27,444		616	110.0
Other Banking		6,079		7,734		174	27.2
Life Insurance		(8,596)		2,777		62	132.3
General Insurance		3		1,583		36	–
Venture fund management		2,021		744		17	(63.2)
Others		5,894		6,814		153	15.6
Profit before tax	Rs.	53,183	Rs.	70,212	US$	1,577	32.0%

Retail Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2009		2010		2010		2009/2010 % change
	(in millions, except percentages)
Net interest income	Rs.	48,473	Rs.	37,594	US$	844	(22.4)%
Non-interest income		29,415		26,192		588	(11.0)
Total income		77,888		63,786		1,432	(18.1)
Non-interest expenses		47,933		43,565		978	(9.1)
Profit before provisions		29,955		20,221		454	(32.5)
Provisions		29,375		33,556		753	14.2
Profit before tax	Rs.	580	Rs.	(13,335)	US$	(299)	–

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Advances	Rs.	875,251	Rs.	665,364	US$	14,939	(24.0)%
Deposits		1,057,499		1,129,894		25,368	6.8

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

The profit before tax of the retail banking segment decreased from a profit of Rs. 0.6 billion in fiscal 2009 to a loss of Rs. 13.3 billion in fiscal 2010, primarily due to a lower level of net interest income and loan-related fees, and a higher provision for loan losses. These negative trends were partly offset by rigorous control over operating expenses.

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

Wholesale Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Net interest income	Rs.	26,503	Rs.	31,072	US$	698	17.2%
Non-interest income		34,697		28,075		630	(19.1)
Total income		61,200		59,147		1,328	(3.4)
Non-interest expenses		19,147		12,353		277	(35.5)
Profit before provisions		42,053		46,794		1,051	11.3
Provisions		7,920		10,343		232	30.6
Profit before tax	Rs.	34,133	Rs.	36,451	US$	819	6.8%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Advances	Rs.	1,305,394	Rs.	1,144,172	US$	25,689	(12.4)%
Deposits		1,080,069		888,942		19,958	(17.7)

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

Non-interest income decreased by 19.1% from Rs. 34.7 billion in fiscal 2009 to Rs. 28.1 billion in fiscal 2010. Fee income including appraisal, advisory and syndication fees decreased due to subdued credit demand from the corporate sector and slower domestic corporate activity during fiscal 2010. Further, the fee income of our overseas branches also decreased due to reduced international activity by Indian corporations.

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

Treasury

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Net interest income	Rs.	5,789	Rs.	11,507	US$	258	98.8%
Non-interest income		10,794		17,874		401	65.6
Total income		16,583		29,381		659	77.2
Non-interest expenses		1,801		1,615		36	(10.3)
Profit before provisions		14,782		27,766		623	87.8
Provisions		1,713		322		7	(81.2)
Profit before tax	Rs.	13,069	Rs.	27,444	US$	616	110.0%

The following table sets forth, for the periods indicated, the closing balances of key assets and liabilities.

	Closing balance at March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Investments	Rs.	1,026,642	Rs.	1,208,507	US$	27,133	17.7%
Deposits		45,910		1,330		30	(97.1)
Borrowings		673,237		942,636		21,164	40.0%

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

Other Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Net interest income	Rs.	8,423	Rs.	5,099	US$	114	(39.5)%
Non-interest income		9,926		9,396		211	(5.3)
Total income		18,349		14,495		325	(21.0)
Non-interest expenses		6,950		5,584		125	(19.7)
Profit before provisions		11,399		8,911		200	(21.8)
Provisions		5,320		1,177		26	(77.9)
Profit before tax	Rs.	6,079	Rs.	7,734	US$	174	27.2%

The following table sets forth, for the periods indicated, the outstanding balances of the key assets and liabilities.

	Outstanding balance at March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Investments	Rs.	190,868	Rs.	143,663	US$	3,225	(24.7)%
Advances		390,827		356,029		7,993	(8.9)
Deposits		443,297		406,064		9,117	(8.4)
Borrowings		122,134		102,532		2,302	(16.0)

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

On the “available-for-sale” investments of ICICI Bank UK, the mark-to-market post-tax loss reflected in the shareholders’ equity decreased from Rs. 12.4 billion at year-end fiscal 2009 to Rs. 4.3 billion at year-end fiscal 2010 due to impact of tightening credit spreads on the bond portfolio. The mark-to-market post-tax loss reflected in the shareholders’ equity increased from Rs. 4.1 billion at year-end fiscal 2008 to Rs. 12.4 billion at year-end fiscal 2009.

ICICI Bank Canada’s investment portfolio increased by 29.3% from Rs. 40.3 billion at year-end fiscal 2009 to Rs. 52.2 billion at year-end fiscal 2010 primarily due to an increase in liquid investments like treasury bills and government bonds. ICICI Bank Canada held certain Asset Backed Commercial Paper that was subject to a court approved restructuring plan, which was completed on January 21, 2009. Under the terms of the plan, ICICI Bank Canada had received restructured ‘Master Asset Vehicle’ (MAV 2 and MAV 3) notes in lieu of the Asset backed Commercial Paper held. The ‘Master Asset Vehicle’ notes have been mark-to-market similar to the Asset backed Commercial Paper held prior to being restructuring to ‘Master Asset Vehicle’ notes. In fiscal 2010, an additional mark-to-market loss of Rs. 0.01 billion on the ‘Master Asset Vehicle’ notes has been recorded.

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

Life Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Premium earned	Rs.	153,562	Rs.	165,319	US$	3,712	7.7%
Premium on reinsurance ceded		(380)		(529)		(12)	39.2
Net premium earned		153,182		164,790		3,700	7.6
Other income		8,642		16,923		380	95.8
Investment income		3,205		3,620		81	12.9
Total income		165,029		185,333		4,161	12.3
Commission paid		7,000		6,030		135	(13.9)
Claims/benefits paid		2,250		2,878		65	27.9
Operating expenses		25,876		23,521		528	(9.1)
Total expenses		35,126		32,429		728	(7.7)
Transfer to linked funds		132,058		144,222		3,238	9.2
Provisions for policy holder liabilities (non- linked)		6,441		5,905		133	(8.3)
Profit/(loss) before tax	Rs.	(8,596)	Rs.	2,777	US$	62	132.3%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities outstanding.

	Outstanding balance at March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Investments	Rs.	39,951	Rs.	56,865	US$	1,277	42.3%
Assets held to cover linked liabilities		286,139		514,693		11,556	79.9
Liabilities on life policies in force		310,536		539,654		12,116	73.8

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

General Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Gross written premium (include premium on reinsurance accepted)	Rs.	37,492	Rs.	36,948	US$	830	(1.5)%
Premium on reinsurance ceded		(16,327)		(13,807)		(310)	(15.4)
Unexpired risk reserve		(1,428)		(1,213)		(27)	(15.1)
Net premium earned		19,737		21,928		493	11.1
Commission income (net)		756		(210)		(5)	(127.8)
Total income (a)		20,493		21,718		488	6.0
Operating expenses		6,783		5,546		125	(18.2)
Claims/benefits paid		16,913		18,928		425	11.9
Total expense (b)		23,696		24,474		550	3.3
Underwriting profit/(loss) (a)-(b)		(3,203)		(2,756)		(62)	(14.0)
Investment income		3,222		4,454		100	38.2
Other expenses		(16)		(115)		(3)	-
Profit before tax	Rs.	3	Rs.	1,583	US$	35	–

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Investments	Rs.	30,307	Rs.	35,231	US$	791	16.2%
Current liabilities including claims outstanding		27,984		36,277		814	29.6
Provisions		11,574		12,659		284	9.4%

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

Venture fund management

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Net interest income	Rs.	(208)	Rs.	(106)	US$	(2)	49.0%
Non-interest income		3,456		1,790		40	(48.2)
Total income		3,248		1,684		38	(48.2)
Non-interest expenses		1,227		1,066		24	(13.1)
Profit before provisions		2,021		618		14	(69.4)
Provisions		–		(126)		(3)	–
Profit before tax	Rs.	2,021	Rs.	744	US$	17	(63.2)%

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

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2009		2010		2010		2010/2009 % change
	(in millions, except percentages)
Net interest income	Rs.	3,715	Rs.	4,131	US$	93	11.2%
Non-interest income		15,133		14,886		334	(1.6)
Total income		18,848		19,017		427	0.9
Non-interest expenses		12,599		11,919		268	(5.4)
Operating profit before provisions and tax		6,249		7,098		159	13.6
Provisions		355		284		6	(20.0)
Profit before tax	Rs.	5,894	Rs.	6,814	US$	153	15.6%

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

Related Party Transactions

During fiscal 2011, we entered into transactions with related parties consisting of (i) associates/other related entities and (ii) key management personnel and their close family members.

Related Parties

Associates/Other Related Entities

During fiscal 2011, the following parties were identified as our associates/other related entities: Financial Inclusion Network & Operations Limited (formerly known as Financial Information Network & Operations Limited); I-Process Services (India) Private Limited; I-Solutions Providers (India) Private Limited; Comm Trade Services Limited; NIIT Institute of Finance Banking and Insurance Training Limited; Prize Petroleum Company Limited; ICICI Foundation for Inclusive Growth; Rainbow Fund; ICICI Merchant Services Private Limited and Mewar Aanchalik Gramin Bank.

Key Management Personnel and their Close Family Members

Our key management personnel include our executive directors. The following individuals were our key management personnel during fiscal 2011: Ms. Chanda Kochhar; Mr. Sandeep Bakhshi (who was the executive director up to July 31, 2010 and therefore with whom our transactions were reported until July 31, 2010); Mr. N. S. Kannan; Mr. K. Ramkumar; Mr. Sonjoy Chatterjee (who was the executive director up to April 30, 2010 and therefore with whom our transactions were reported until April 30, 2010); Mr. Rajiv Sabharwal (who was appointed as an executive director effective June 24, 2010 and therefore with whom our transactions are reported from that date onwards). The close family members of the above key management personnel are also our related parties. Close family members in relation to the executive directors means their spouses, children, siblings and parents. We have applied the Indian GAAP standard in determining the close family members of the executive directors.

Related Party Transactions

The following are the material transactions between us and our associates/other related entities or our key management personnel or their close family members. A related party transaction is disclosed as a material related party transaction whenever it exceeds 10% of all related party transactions in that category.

For additional details, see also “Management—Compensation and Benefits to Directors and Officers—Loans” and Schedule 18 to the consolidated financial statements — paragraph A (3) — Related party Transactions.

Insurance Services

During fiscal 2011, we received insurance premiums from our associates/other related entities amounting to Rs. 10 million, from key management personnel of the Bank amounting to Rs. 0.2 million and from the close family members of key management personnel amounting to Rs. 0.1 million. Our material transaction in this regard during fiscal 2011 amounted to Rs. 8 million of premiums received from Financial Inclusion Network & Operations Limited. The premiums received were towards cover for health insurance, personal accident, motor and miscellaneous items.

During fiscal 2011, we paid claims to our associates/other related entities amounting to Rs. 0.7 million. Our material transactions in this regard during fiscal 2011 were claim payments of Rs. 0.6 million to Financial Inclusion Network & Operations Limited and Rs. 0.1 million to I-Process Services (India) Private Limited.

Fees and Commission

During fiscal 2011, we received fees from our associates/other related entities amounting to Rs. 0.9 million. Our material transactions during fiscal 2011 amounted to Rs. 0.8 million of fees received from NIIT Institute of Finance Banking and Insurance Training Limited and Rs. 0.1 million of fees received from the Rainbow Fund. These transactions primarily generated bank charges for us.

Lease of Premises and Facilities

During fiscal 2011, we received Rs. 87 million for the lease of premises, facilities and other administrative costs from our associates/other related entities. Our material transaction during fiscal 2011 amounted to Rs. 87 million of payments received from ICICI Merchant Services Private Limited. The amount was paid to the Bank towards their share of the common corporate expenses, infrastructure and technology sharing charges as specified by the operations agreement between the Bank and ICICI Merchant Services Private Limited.

Secondment of Employees

During fiscal 2011, we received compensation from our associates/other related entities amounting to Rs. 33 million for the secondment of our employees. Our material transactions during fiscal 2011 amounted to Rs. 24 million in compensation received by us from ICICI Merchant Services Private Limited and Rs. 4 million in compensation received from I-Process Services (India) Private Limited.

Brokerage and Fee Expenses

During fiscal 2011, we paid fees to our associates/other related entities amounting to Rs. 2.0 billion. Our material transactions during fiscal 2011 amounted to Rs. 922 million in fees paid to Financial Inclusion Network & Operations Limited, Rs. 664 million in fees paid to ICICI Merchant Services Private Limited and Rs. 393 million in fees paid to I-Process Services (India) Private Limited. These transactions primarily pertain to customer support related services such as sales, marketing and promotional activities, back-end operations, merchant servicing fees and expenses towards providing basic banking services/health insurance products to the rural segment of the country including enrollment activities, issuing cards, authentication devices and other incidental technology related services.

Interest Expenses

During fiscal 2011, we paid interest to our associates/other related entities amounting to Rs. 80 million, to our key management personnel amounting to Rs. 2 million and to the close family members of key management personnel amounting to Rs. 0.7 million, for their deposits with us. Our material transactions during fiscal 2011 amounted to Rs. 70 million of interest paid to Mewar Aanchalik Gramin Bank.

Interest Income

During fiscal 2011, we received interest from our associates/other related entities amounting to Rs. 7 million, from our key management personnel amounting to Rs. 0.4 million and from the close family members of key management personnel amounting to Rs. 0.7 million. Our material transactions during fiscal 2011 amounted to Rs. 7 million of interest received from Financial Inclusion Network & Operations Limited. The transaction mainly pertains to interest received on loans and advances.

Dividends Paid

During fiscal 2011, the Bank paid dividends to its key management personnel amounting to Rs. 4 million. The dividend paid during fiscal 2011 to Ms. Chanda Kochhar was Rs. 3 million, to Mr. Sandeep Bakhshi was Rs. 0.04 million and to Mr. N. S. Kannan was Rs. 1 million.

Sale of Fixed Assets

During fiscal 2011, we sold fixed assets to ICICI Merchant Services Private Limited amounting to Rs. 3 million.

Donations

During fiscal 2011, we gave donations to the ICICI Foundation for Inclusive Growth amounting to Rs. 97 million.

Related Party Balances

The following table sets forth, at the date indicated, our balance payable to/receivable from our associates/other related entities:

Items	At year-end fiscal 2011
	(in millions)
Deposits from related parties held by us	Rs.	1,562
Loans and advances to related parties(1)		44
Our investments in related parties		965
Investments in our shares held by related parties		15
Receivables from related parties		188
Payables to related parties		139
Guarantees issued by us for related parties		0.1

The following table sets forth, at the date indicated, the balance payable to/receivable from the key management personnel:

Items	At year-end fiscal 2011
	(in millions, except number of shares)
Deposits from key management personnel	Rs.	36
Loans and advances to key management personnel(1)	Rs.	11
Investments in our shares held by key management personnel	Rs.	4
Employee stock options outstanding (numbers)		2,263,000
Employee stock options exercised(2)		-

The following table sets forth, at the date indicated, the balance payable to/receivable from the close family members of key management personnel:

Items	At year-end fiscal 2011
	(in millions)
Deposits from close family members of key management personnel	Rs.	13
Loans and advances to close family members of key management personnel(1)		8

The following table sets forth, for the period indicated, the maximum balance payable to/receivable from the key management personnel:

Items	Year ended March 31, 2011
	(in millions)
Deposits from key management personnel	Rs.	45
Loans and advances to key management personnel(1)		11
Investments in our shares held by key management personnel		4

The following table sets forth, for the period indicated, the maximum balance payable to/receivable from the close family members of key management personnel:

Items	Year ended March 31, 2011
	(in millions)
Deposits from close family members of key management personnel	Rs.	22
Loans and advances to close family members of key management personnel(1)		9

(1)
The loans and advances (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

(2)	During fiscal 2011, no employee stock options were exercised by the key management personnel of the Bank.

Joint Ventures and Associates

For fiscal 2007 and 2008, ICICI Bank consolidated TSI Ventures as a joint venture as per AS 27 on “Financial Reporting of Interests in Joint Ventures”. From fiscal 2009, in view of the sale of investment in the equity share capital of TSI Ventures (India) Private Limited by ICICI Venture Funds Management Company Limited, the entity ceased to be a joint venture on the date of sale and accordingly, this entity has not been consolidated from fiscal 2009 onwards.

Since fiscal 2006, TCW/ICICI Investment Partners LLC has been classified as a Joint Venture as per AS 27 on “Financial Reporting of Interests in Joint Ventures”.

From fiscal 2008, ICICI Bank started consolidating Financial Information Network & Operations Limited (earlier known as Financial Information Network & Operations Limited), I-Process Services (India) Private Limited, I-Solutions Providers (India) Private Limited, NIIT Institute of Finance, Banking and Insurance Training Limited and ICICI Venture Value Fund as associates, as required by AS 23 on ‘Accounting for Investments in Associates in Consolidated Financial Statements’. However, due to an increase in the equity stake in the ICICI Venture Value Fund from 48.0% to 54.8% during fiscal 2010 by ICICI Ventures Fund Management Company Limited, a wholly owned subsidiary of the Bank, ICICI Venture Value Fund has been consolidated as required by AS 21 on “Consolidated Financial Statements”.

From fiscal 2009, ICICI Bank started consolidating Crossdomain Solutions Private Limited, Contests2win.com India Private Limited, Transafe Services Limited, Prize Petroleum Company Limited as per the equity method as prescribed by AS 23 on ‘Accounting for Investments in Associates in Consolidated Financial Statements’. However, from fiscal 2010, in view of the sale of investments in the equity share capital of Crossdomain Solutions Private Limited, Contests2win.com India Private Limited, and Transafe Services Limited, these entities ceased to be associates from the respective date of the sale and accordingly, these entities have not been consolidated.

From fiscal 2010, ICICI Bank started consolidating Rainbow Fund and ICICI Merchant Services Private Limited as per equity method as prescribed by AS 23 on ‘Accounting for Investments in Associates in Consolidated Financial Statements’.

From fiscal 2011, ICICI Bank started consolidating Mewar Aanchalik Gramin Bank as per equity method as prescribed by AS 23 on ‘Accounting for Investments in Associates in Consolidated Financial Statements’.

Under Indian GAAP, we have not consolidated 3i Infotech Limited in which our investment is intended to be temporary. However, under U.S. GAAP, this entity has been accounted for as an equity affiliate in accordance with FASB ASC Subtopic 323-10 “Investment—equity method and joint venture”. Our holding in 3i Infotech is held with the intent to sell and we are exploring opportunities to reduce our shareholding, including a sale to financial/strategic investors.

Reconciliation of Net Profit between Indian GAAP and U.S. GAAP

Our consolidated financial statements are prepared in accordance with Indian GAAP, which differs, in certain significant aspects from U.S. GAAP. The following discussion explains the significant adjustments to our consolidated profit after tax under Indian GAAP in fiscal 2011, 2010 and 2009 that would result from the application of U.S. GAAP instead of Indian GAAP.

Consolidated profit after tax attributable to the shareholders of ICICI Bank of Rs. 60.9 billion in fiscal 2011 under Indian GAAP was higher than the net income attributable to the shareholders of ICICI Bank of Rs. 54.0 billion under U.S. GAAP. During fiscal 2011, the net income under U.S. GAAP was lower primarily due to the net impact of the higher amortization of fees and costs of Rs. 12.4 billion, the impact of the currency revaluation of foreign currency-denominated available-for-sale debt securities amounting to Rs. 2.8 billion, the impact of the amortization of intangibles of Rs. 1.3 billion, a lower benefit on deferred tax by Rs. 2.0 billion as compared to Indian GAAP and lower profits in our life insurance subsidiary by Rs. 1.6 billion as compared to Indian GAAP. During fiscal 2011, income under U.S. GAAP was impacted positively by the lower loan loss provisioning amounting to Rs. 10.5 billion and income of Rs. 4.4 billion due to the consolidation of certain qualified special purpose entities under U.S. GAAP. See also note 20 to our “consolidated financial statements - schedules forming part of the consolidated financial statements - additional notes” under U.S. GAAP included herein.

We earn fees and incur costs on the origination of loans which are recognized upfront in Indian GAAP but are amortized in U.S. GAAP. The amortization of loan origination fees and costs resulted in lower income under U.S. GAAP by Rs. 12.4 billion in fiscal 2011 and by Rs. 8.2 billion in fiscal 2010, as compared to Indian GAAP. Under U.S. GAAP, the net impact of fees and cost amortization was higher in fiscal 2011 as compared to fiscal 2010, primarily due to higher loan origination fees booked during fiscal 2011. See also note 20(e) to our “consolidated financial statements—schedules forming part of the consolidated financial statements—additional notes” under U.S. GAAP included herein.

The difference in accounting for the valuation of debt and equity securities resulted in lower income under U.S. GAAP by Rs. 3.8 billion in fiscal 2011 and by Rs. 5.4 billion in fiscal 2010 as compared to Indian GAAP. Of this, a loss of Rs. 2.8 billion and Rs. 4.3 billion arose in fiscal 2011 and fiscal 2010 respectively from the revaluation resulting from changes in foreign currency exchange rates, of mainly Euro- and British pound-denominated available-for-sale debt securities under U.S. GAAP. Under U.S. GAAP, the changes in the fair value of available-for-sale securities, including currency revaluation gains/losses, are reflected in other comprehensive income, while under Indian GAAP these changes are reflected in the profit and loss account. Such foreign currency denominated available-for-sale securities are either funded in the same currency or the exchange rate risk on these investments is covered by foreign currency forwards/swaps. The impact of currency revaluation on such funding liabilities and the derivatives is taken through income statement under both Indian GAAP and U.S. GAAP. Hence, while the exchange rate movement risk on foreign currency denominated available-for-sale securities is economically covered, the difference in accounting treatment of the assets under U.S. GAAP as compared to Indian GAAP results into a difference in net profit between Indian GAAP and U.S. GAAP. See also note 20(d) to our “consolidated financial statements — schedules forming part of the consolidated financial statements — additional notes” under U.S. GAAP included herein.

The difference in accounting for business combination resulted in lower income under U.S. GAAP by Rs. 1.7 billion in fiscal 2011 and by Rs. 0.6 billion in fiscal 2010 as compared to Indian GAAP, primarily because of the amortization of intangible assets. According to Indian GAAP, no intangible assets are created in a business combination. However, under U.S. GAAP, intangible assets are created required by FASB ASC Topic 805, “Business Combinations”. These intangibles are amortized over the estimated useful life of the intangible assets. The amortization of intangible assets increased from Rs. 0.7 billion in fiscal 2010 to Rs. 1.3 billion in fiscal 2011 primarily due to the amortization of intangible assets acquired from the Bank of Rajasthan.

The difference in accounting for provision for loan losses resulted in a higher income under U.S. GAAP by Rs. 10.5 billion in fiscal 2011 and Rs. 5.2 billion in fiscal 2010, as compared to Indian GAAP. This was primarily due to differences in the methodology of computing loan loss allowances between Indian GAAP and U.S. GAAP, resulting in timing differences in the recognition of such losses. The favorable impact on allowances under U.S. GAAP in fiscal 2010 and in fiscal 2011 was primarily due to these timing differences. The primary reason for differences in provisions on other impaired loans in fiscal 2009 and 2010 was the provision on our smaller balance, homogenous loans. During fiscal 2008 and fiscal 2009, the Bank experienced high additions in its non-performing smaller balance, homogenous loans. This resulted in higher loan loss allowances under U.S. GAAP for those years as compared to Indian GAAP due to differences in the provisioning methodology. During fiscal 2010 and fiscal 2011, the additions to non-performing loans in our retail portfolio were lower, relative to fiscal 2009. Due to the age of previously classified non-performing loans, the provisioning requirement under Indian GAAP has been increasing from fiscal 2008 onwards; however the allowances under U.S. GAAP have already been made in previous periods based on estimated probable losses and those estimates of probable losses have not increased as significantly in recent periods. Nevertheless, the cumulative provisions continue to be higher by Rs. 12.1 billion under U.S. GAAP at year-end fiscal 2011 over Indian GAAP. See also note 20(a) to our “consolidated financial statements—schedules forming part of the consolidated financial statements—additional notes” under U.S. GAAP included herein.

The net income under U.S. GAAP due to the consolidation of our subsidiaries and affiliates was higher by Rs. 3.4 billion in fiscal 2011 as compared to Indian GAAP, primarily due to profits of Rs. 4.4 billion on the consolidation of certain qualified special purpose entities used for securitization transactions on the adoption of FAS 167 effective April 1, 2010 under U.S. GAAP, but not consolidated under Indian GAAP. The share of profits from our life insurance subsidiary, accounted for by the equity method of accounting under U.S. GAAP, resulted in a lower income by Rs. 1.6 billion in fiscal 2011 and in higher income by Rs. 5.8 billion under U.S. GAAP in fiscal 2010, as compared to Indian GAAP. Under U.S. GAAP, certain actuarial reserves on lapsed policies created in earlier years are released through the profit and loss account. The release of such actuarial reserves has been accounted as funds for future appropriations as a balance sheet item under Indian GAAP and the same is recognized in the profit and loss account upon the expiration of the reinstatement period. This creates timing differences in recognition of the release of the actuarial reserves in the income statement under Indian GAAP and U.S. GAAP. Actuarial reserves on lapsed policies created a negative impact of Rs. 1.9 billion in fiscal 2011 as compared to a positive impact of Rs. 3.9 billion in fiscal 2010 under U.S. GAAP as compared to Indian GAAP. See also note 20(c) to our “consolidated financial statements—schedules forming part of the consolidated financial statements—additional notes” under U.S. GAAP included herein. The Bank had also consolidated certain qualified special purpose entities used for securitization transactions effective April 1 2010 on adoption of FAS 167, which is now codified within ASC 810-10. The Bank has reduced its retained earnings by Rs. 8.3 billion as transitional adjustment on consolidation of these trusts as reversal of gain recognized in earlier years under U.S. GAAP. During fiscal 2011, the Bank has recognized a gain of Rs. 4.4 billion relating to VIE consolidation under U.S. GAAP, but not consolidated under Indian GAAP. See also note 20(c) to our “consolidated financial statements—schedules forming part of the consolidated financial statements—additional notes” under U.S. GAAP included herein.

The net income under U.S. GAAP due to the impact of deferred tax was lower by Rs. 2.0 billion in fiscal 2011 and higher by Rs. 3.4 billion in fiscal 2010 as compared to Indian GAAP. The difference arises primarily because of the tax impact of U.S. GAAP adjustments over Indian GAAP and difference in accounting of deferred tax on business combination. Further, deferred tax is created on undistributed earnings of subsidiaries and affiliates under U.S. GAAP, which is not created under Indian GAAP.

For a further description of significant differences between Indian GAAP and U.S. GAAP, a reconciliation of net income and stockholders’ equity to U.S. GAAP and certain additional information required under U.S. GAAP, see notes 20 and 21 to our consolidated financial statements included herein.

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

ICICI Bank Limited

Accounting for Investments

ICICI Bank accounts for its investments in accordance with the guidelines on investment classification and valuation issued by the Reserve Bank of India. We classify all our investments into the following categories of investments: (a) held to maturity, (b) available-for-sale and (c) held for trading. Under each classification, we further categorize investments into (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures, (e) subsidiaries and joint ventures and (f) others.

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

The Bank computes the market value of its securities classified as available-for-sale and held for trading in accordance with the guidelines issued by the Reserve Bank of India. The Bank amortizes the premium, if any, over the face value of its fixed and floating rate investments in government securities classified as available-for-sale over the remaining period to maturity on a constant effective yield basis and straight line basis respectively. The Bank computes the market value of our quoted investments based on the trades/quotes on recognized stock exchanges, subsidiary general ledger account transactions, and price list of the Reserve Bank of India or prices declared by the Primary Dealers Association of India jointly with Fixed Income Money Market and Derivatives Association, periodically.

The Bank computes the market value of its unquoted government securities which are in the nature of Statutory Liquidity Ratio securities included in the available-for-sale and held for trading categories in accordance with rates published by the Fixed Income Money Market and Derivatives Association.

The Bank computes the market value of non-government securities, under the available-for-sale and held for trading category other than those quoted on the stock exchanges, wherever linked to the yield-to-maturity rates, with a mark-up (reflecting associated credit risk) over the yield to maturity rates for government securities published by the Fixed Income Money Market and Derivatives Association.

The Bank marks-to-market its funded credit derivatives based on counter-party valuation quotes, or internal models using inputs from market sources such as Bloomberg/Reuters, counter-parties and the Fixed Income Money Market and Derivatives Association.

The Bank computes the market value of its unquoted equity shares at the break up value, if the latest balance sheet is available. If such a balance sheet is not available, the unquoted equity shares are valued at Re. 1 in accordance with the Reserve Bank of India guidelines.

The Bank computes the market value of its securities, under the available-for-sale and held for trading categories, scrip-wise (that is, by individual securities) and the depreciation/appreciation is aggregated for each category. Net appreciation in each category, if any, is ignored, as it is unrealized while net depreciation is provided for.

The Bank accounts for repurchase and reverse repurchase transactions with banks and financial institutions as borrowing and lending transactions in accordance with the current guidelines of the Reserve Bank of India. It accounts for transactions with the Reserve Bank of India under liquidity adjustment facility as sale and purchase transactions.

As per the Reserve Bank of India guidelines, the Bank follows settlement date accounting for government of India and state government securities, with effect from January 1, 2011. All other investments are accounted for as per trade date accounting.

Provisions/Write-offs on Loans and Other Credit Facilities

ICICI Bank classifies its loans into standard, substandard and doubtful assets based on the number of days an account is overdue. The Bank classifies non-performing loans as loss assets when it believes that the loans are no longer collectible or the security available is below 10% of the balance outstanding. The Bank creates specific provisions on its secured and unsecured corporate loans classified as substandard and doubtful assets at rates prescribed by the Reserve Bank of India. Loans in the retail asset portfolio classified as substandard and doubtful are provided for at rates prescribed by our internal policy subject to minimum provisioning requirements set by the Reserve Bank of India. Loss assets are fully provided for. The Bank held specific provisions for retail loans that are higher than the minimum regulatory requirements. The Bank held specific provisions against non-performing loans and a general provision against standard loans and floating provision taken over from the Bank of Rajasthan upon amalgamation.

The Bank determines provision for its restructured/rescheduled loans based on the diminution in the fair value of the loan under the methodology prescribed by the Reserve Bank of India. For loans classified as substandard and doubtful assets that are restructured, the Bank computes the diminution in fair value of the loan in addition to the loan loss provisions.

The Bank upgrades a restructured non-performing loan to a standard account if there has been satisfactory payment performance for one year following the date on which the first payment of principal, or interest was due. The Bank upgrades all other non-performing loans to a standard account if arrears of interest and principal are fully paid by the borrower.

The Reserve Bank of India has issued separate guidelines governing the off-balance sheet exposures of banks. The guidelines require banks to treat only unpaid amounts due for more than 90 days under derivatives contracts as non-performing assets. Further, mark-to-market gains on other derivative contracts with same counter-parties are reversed through profit and loss account. The Bank also creates general provisions on its standard loans based on the guidelines issued by the Reserve Bank of India. The provisioning requirements applicable to the loan assets in the standard asset category are applicable to banks’ derivative and gold exposures, using the current exposure method according to the guidelines of the Reserve Bank of India.

Additionally, the Bank creates provisions on individual country exposures (other than for home country exposures). The countries are categorized into seven risk categories: insignificant, low, moderate, high, very high, restricted and off-credit, and provisioning is made for those exposures exceeding 180 days on a graded scale ranging from 0.25% to 100%. For exposures with a contractual maturity of less than 180 days, provision is required to be held at 25% of the rates applicable to exposures exceeding 180 days. If the country exposure (net) of the Bank with respect to each country does not exceed 1% of the total funded assets, no provision is required for such country exposure.

Transfer and Servicing of Assets

ICICI Bank transfers commercial and consumer loans through securitization transactions. The transferred loans are de-recognized and gains/losses, net of provisions, are accounted for only if we surrender the rights to benefits specified in the loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the Reserve Bank of India guidelines for securitization of standard assets, with effect from February 1, 2006, the Bank accounts for any loss arising from securitization immediately at the time of sale and the profit/premium arising from securitization is amortized over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. In the case of loans sold to an asset reconstruction company, the excess provision is not reversed but is utilized to meet the shortfall/loss on account of sale of other financial assets to securitization company/reconstruction company.

ICICI Prudential Life Insurance Company

Premium is recognized as income when due. For our unit-linked business, premium is recognized as income when the associated units are created.

Acquisition costs are costs that vary with and are primarily related to the acquisition of insurance contracts and are expensed in the period in which they are incurred.

Statutory reserves are held as per the requirements of the Insurance Regulatory and Development Authority and the Actuarial Society of India. Accordingly, the reserves are computed using the Gross Premium Method (reserves are computed as the present value of future benefits including future bonuses and the present value of expenses including overheads and are net of the present value of future total premiums, paid by policyholders).

Certain actuarial reserves on lapsed policies created in earlier years are not immediately released through our profit and loss account upon the lapse of the policy. The release of such actuarial reserves will have been accounted for as funds for future appropriations as a balance sheet item in accordance with the instructions received from the Insurance Regulatory and Development Authority and the same is recognized in our profit and loss account only on the expiration of the reinstatement period.

Investments are accounted in accordance with the guidelines issued by the Insurance Regulatory and Development Authority. Accordingly, unrealized gain on investment is not taken in to the profit and loss account except in the case of unit-linked businesses. Unrealized gains / losses arising due to changes in the fair value of equity shares and mutual fund units, in non unit-linked policyholders’ and shareholders’ segments, are reflected in the “Fair Value Change Account” in the balance sheet. Unrealized gains / losses arising out of investments in real estate are reflected in the “Revaluation Reserve” in the balance sheet.

Fair Value Measurements

For the purposes of U.S. GAAP, the Group adopted Statement of FASB ASC Topic 820 “Fair Value Measurements and Disclosures” on April 1, 2008. We determine the fair values of our financial instruments based on the fair value hierarchy established in ASC Topic 820. The standard describes three levels of inputs that may be used to measure fair value.

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

The rupee denominated fixed income portfolio which includes all rupee investments in government securities and corporate bonds is valued based on guidelines for market participants established by the Fixed Income Money

Market and Derivatives Association. The Fixed Income Money Market and Derivatives Association is an association of scheduled commercial banks, public financial institutions, primary dealers and insurance companies, and is a voluntary market body for bonds, derivatives and money markets in India. The international investments portfolio is generally valued on the basis of quoted prices. In certain markets, due to illiquidity, we use alternate valuation methodologies based on our own assumptions and estimates of the fair values.

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

We also hold investments and derivatives that have been valued based on unobservable inputs or involve significant assumptions made by the management in arriving at their fair values. Such instruments are classified under Level 3 as per the classification defined in FASB ASC Topic 820 “Fair Value Measurements and Disclosures”.

A description of the valuation methodologies of Level 3 investments under U.S. GAAP:

Our total investment in Level 3 instruments amounted to Rs. 33.0 billion at year-end fiscal 2011, as compared to Rs. 95.8 billion at year-end fiscal 2010. Out of the total Level 3 investment, Rs. 28.2 billion in investments were India-linked and Rs. 4.8 billion were non-India linked. India-linked investments consisted primarily of funded credit derivatives of Rs. 17.7 billion referencing Indian companies,  pass through certificates of Rs. 5.2 billion issued in India, venture capital unit of Rs. 2.6 billion issued by domestic companies, security receipts of Rs. 0.5 billion issued by domestic companies and non-government bonds securities of Rs. 0.4 billion. Non-India linked investments consisted primarily of mortgage backed securities of Rs. 1.7 billion, master asset vehicle of Rs. 2.0 billion, asset backed commercial paper of Rs. 0.6 billion and corporate debt securities of 0.5 billion at year-end fiscal 2011.

Bonds which have been identified as illiquid and valued on the basis of a valuation model have been classified as Level 3 instruments, only if the input used to value those securities is collected from unobservable market data or those which were valued after making significant adjustment based on judgment to the market observable data. Due to illiquidity in the asset backed, mortgage backed and Master Asset Vehicle security markets, a substantial part of these securities are classified as Level 3 and valuation models are used to value these securities. India-linked single name funded credit derivatives of Rs. 9.5 billion are valued based on credit spreads from market sources, wherever such spreads are available; where such spreads are not available, they are valued based on a valuation model using the Fixed Income Money Market and Derivatives Association spreads corresponding to the domestic ratings of the issuer (capped to sovereign rating) with appropriate mark-ups.

The investment of Rs. 8.2 billion in a third-party managed India-linked collateralized debt obligations is valued using quotes provided by the asset manager. The quotes provided by the asset manager are based on spreads arrived at by using the same methodology as used for estimating the spreads for the single-name credit derivatives.

The valuation of Indian pass through certificates is dependent on the estimated cash flows that the underlying trust would pay out. A number of assumptions are made with regards to various variables to arrive at the estimated cash flows. The cash flow for pass through certificates is discounted at the base yield curve rates and credit spreads published by Fixed Income Money Market and Derivatives Association on month ends.

The valuation of security receipts and venture capital funds is calculated using the net asset value published by the issuing company.

Our Canadian subsidiary holds investments in asset backed commercial paper amounting to Rs. 0.6 billion (book value, net of provision) at year-end fiscal 2011, which are overdue. We have made provisions on these investments based on management’s estimates of expected recovery. Retained interest, largely representing the excess spread of mortgage interest over the rate of return on the mortgaged backed securities, has been recorded as available-for-sale securities in the balance sheet at fair value of Rs. 1.7 billion, determined using an internal model. Valuations of investments in master asset vehicle are determined using an internal model.

The investment in bank bonds of Rs. 0.5 billion held by our UK subsidiary is valued using the valuation model based on the credit spread of the similar banks in the same region (i.e. peer credit spread).

The sensitivity of the fair value of the Level 3 investments discussed above to an adverse change in the significant unobservable assumptions is a loss of Rs. 0.6 billion. For the calculation of sensitivity, an adverse change of 10% in the market value of the unlisted equity shares, security receipts and venture funds and a 50 basis points adverse change in yields for other securities have been assumed.

The methodologies we use for validating the pricing of those products which are priced with reference to market observable inputs include comparing the outputs of our models with counterparty quotes, in comparison with pricing from third party pricing tools, replicating the valuation methodology used in the model or other methods used on a case-by-case basis. The prices are also computed under various scenarios and are checked for consistency. However, for products where there are no reliable market prices or market observable inputs available, valuation is carried out using models developed using alternate approaches and incorporating proxies wherever applicable. The validation of pricing models is performed by an independent risk management group, and approved by the Asset Liability Management Committee.

Recently Issued Accounting Pronouncements under U.S. GAAP

Fair Value Measurement and Disclosures

In January 2010, the FASB issued Accounting Standard Update 2010-06, Improving Disclosures about Fair Value Measurements amending FASB ASC Sub-topic 820-10 - “Fair value measurements and disclosures – overall”. The Accounting Standard Update requires disclosure of the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and a description of the reasons for the transfers. The disclosure requirements were effective for reporting periods beginning after December 15, 2009. The Group included the new disclosure in the financial statements for fiscal 2011. Additionally, disclosures of the gross purchase, sale, issuance and settlement activity in Level 3 fair value measurements will be required for fiscal years beginning after December 15, 2010. Since the requirement of this Accounting Standard Update is for enhanced disclosures only, it will not impact the financial results under U.S. GAAP.

Impairment of Intangibles-Goodwill and Other

In December 2010, the FASB issued Accounting Standard Update 2010-28, When to Perform Step 2 of the Intangibles-Goodwill and Others, amending FASB ASC 350 providing guidance on when to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The guidance is effective for annual reporting periods beginning after December 15, 2010 for public companies. Transition requirements specify that companies must perform the Step 2 test on adoption for reporting units with a zero or negative carrying amount for which qualitative factors exist that indicate it is more likely than not that a goodwill impairment exists. Any resulting impairment charge should be recorded through a cumulative-effect adjustment to beginning retained earnings. This amendment is not expected to have a material impact on the Group.

Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts

In October 2010, the FASB issued Accounting Standard Update 2010-26, , which provides guidelines regarding which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. Under the guidelines, the following costs incurred in the acquisition of new or renewal contracts should be capitalized.

Incremental direct costs of contract acquisition

Incremental direct costs are those costs that result directly from and are essential to the contract transaction(s) and would not have been incurred by the insurance entity had the contract transaction(s) not occurred.

Certain costs incurred by the insurer for the activities performed directly related to the acquisition of contract are as below:

a. Underwriting
b. Policy issuance and processing
c. Medical and inspection
d. Sales force contract selling.

The costs related directly to those activities include only the portion of an employee’s total compensation (excluding any compensation that is capitalized as incremental direct costs of contract acquisition) and payroll-related fringe benefits related directly to time spent performing those activities for actual acquired contracts and other costs related directly to those activities that would not have been incurred if the contract had not been acquired.

Advertising costs should be included in deferred acquisition costs only if the capitalization criteria specified in the direct-response advertising guidance in Subtopic 340-20, Other Assets and Deferred Costs—Capitalized Advertising Costs, are met.

All other acquisition-related costs—including costs incurred by the insurer for soliciting potential customers, market research, training, administration, unsuccessful acquisition or renewal efforts, and product development—should be charged to expense as incurred. Administrative costs, rent, depreciation, occupancy, equipment, and all other general overhead costs are considered indirect costs and should be charged to expense as incurred.

If the initial application of the amendments in this Accounting Standard Update results in the capitalization of acquisition costs that had not been capitalized previously by an entity, the entity may elect not to capitalize those types of costs.

The amendments in this Accounting Standard Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The amendments in this Update should be applied prospectively upon adoption. We are in the process of evaluating the impact on our insurance subsidiaries of our adoption of this statement.

Troubled Debt Restructuring

In April 2011, the FASB issued Accounting Standard Update 2011-02, which provides the guideline to help the creditors in determining whether a concession granted to a creditor will be considered as trouble debt restructuring. As per the guidelines a restructuring should be considered as trouble debt restructuring if both the conditions exist:

•	The restructuring constitutes a concession.

•	The debtor is experiencing financial difficulties.

The amendments in this Accounting Standard Update are effective for the first interim or annual period beginning on or after June 15, 2011. We are in the process of evaluating the impact of our adoption of this statement.

Reconsideration of Effective Control for Repurchase Agreements

In April, 2011 the FASB issued Accounting Standard Update 2011-03, to improve accounting for repurchase agreements and other agreements that entitles and obligates a transferor to repurchase or redeem financial assets before their maturity by amending the criteria for determining effective control of collateral. The guidance is effective for fiscal quarters and years beginning on or after December 15, 2011. We are in the process of evaluating the impact of adoption of this statement.

Fair Value Measurement

In May 2011, FASB Accounting Standards Update 2011-04 “Fair Value Measurement” (Topic 820), regarding the establishment of a global standard for applying fair value measurement which clarifies three points in Topic 820.

•
Application of the highest and best use and valuation premise concepts: The amendments specify that the concepts of highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of non-financial assets and are not relevant when measuring the fair value of financial assets or of liabilities.

•
Measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity. The amendments include requirements specific to measuring the fair value of those instruments, such as equity interests issued as consideration in a business combination. Those amendments are consistent with the requirements for measuring the fair value of liabilities and specify that a reporting entity should measure the fair value of its own equity instrument from the perspective of a market participant that holds that instrument as an asset.

•
Disclosures about fair value measurements: The amendments clarify that a reporting entity should disclose quantitative information about the unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy.

The guidance is effective during interim and annual periods beginning after December 15, 2011. We are in the process of evaluating the impact of our adoption of this statement.

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

MANAGEMENT

Directors and Executive Officers

Our board of directors, consisting of 11 members at September 9, 2011, is responsible for the management of our business. Our organizational documents provide for a minimum of three directors and a maximum of 21 directors, excluding the government director and the debenture director (defined below), if any. We may, subject to the provisions of our organizational documents and the Companies Act, 1956, change the minimum or maximum number of directors by a resolution which is passed at a general meeting by a majority of the present and voting shareholders. In addition, under the Banking Regulation Act 1949, the Reserve Bank of India may require us to convene a meeting of our shareholders for the purposes of appointing new directors to our board of directors.

The Banking Regulation Act requires that at least 51% of our directors should have special knowledge or practical experience in banking and areas relevant to banking including accounting, finance, agriculture and small scale industry. All of our directors are professionals with special knowledge of one or more of the above areas. Of the 11 directors, four directors are in our wholetime employment, or executive directors. The appointment of the chairman and executive directors requires the approval of the Reserve Bank of India and the shareholders. Mr. Arvind Kumar, Joint Secretary, Department of Financial Services, Ministry of Finance, has been nominated as Government Nominee Director of the Board of ICICI Bank Ltd. in place of Dr. Anup K. Pujari, with effect from July 22, 2011, as per the communication received from the Department of Financial Services, Ministry of Finance, on July 27, 2011. Of the remaining six non-executive directors, Mr. K. V. Kamath is the non-executive chairman of our board and the others are retired company executives, advisors and chartered accountants. Of the seven non-executive directors, two have specialized knowledge in respect of agriculture and rural economy or small scale industry. The Reserve Bank of India has also prescribed ‘fit and proper’ criteria to be considered while appointing persons as directors of banking companies. Our directors (other than the government director) are required to make declarations confirming their ongoing compliance of the ‘fit and proper’ criteria. Our board of directors has reviewed the declarations received from the directors in this regard and determined that all our directors satisfy the ‘fit and proper’ criteria.

Pursuant to the provisions of the Companies Act, at least two-thirds of the total number of directors are subject to retirement by rotation. The government director and the debenture director are not subject to retirement by rotation as per our organizational documents. One-third of the directors must retire from office at each annual meeting of shareholders. A retiring director is eligible for re-election. Pursuant to the provisions of the Banking Regulation Act, none of the directors other than the Chairman and executive directors may hold office continuously for a period exceeding eight years. Pursuant to the Reserve Bank of India guidelines, a person would be eligible for appointment as director if he or she is between 35 and 70 years of age.

Our organizational documents also provide that we may execute trust deeds in respect of our debentures under which the trustee or trustees may appoint a director, known as the debenture director. The debenture director is not subject to retirement by rotation and may only be removed as provided in the relevant trust deed. Currently, there is no debenture director on our board of directors.

Mr. K.V. Kamath was the Managing Director and CEO of ICICI Bank from May 3, 2002 until April 30, 2009. Our board of directors, at its meeting held on December 19, 2008, appointed Mr. K. V. Kamath as non-executive Chairman for a period of five years effective May 1, 2009. While our shareholders have approved the appointment of Mr. K. V. Kamath as Chairman for a period of five years effective May 1, 2009, the Reserve Bank of India has approved his appointment for a period of three years effective May 1, 2009.

Ms. Chanda Kochhar was appointed as Executive Director effective April 1, 2001, and designated as Deputy Managing Director effective April 29, 2006 and Joint Managing Director and Chief Financial Officer effective October 19, 2007. Our board of directors at its meeting held on December 19, 2008, appointed Ms. Chanda Kochhar as Managing Director and CEO for a period of five years effective May 1, 2009. While our shareholders have approved appointment of Ms. Chanda Kochhar as Managing Director and CEO effective May 1, 2009 up to March 31, 2014, the Reserve Bank of India has approved her appointment for a period of three years effective May 1, 2009.

Mr. K. Ramkumar was appointed as Executive Director, for a period of five years, effective February 1, 2009.

Mr. N. S. Kannan was appointed as Executive Director and Chief Financial Officer, for a period of five years, effective May 1, 2009. While our shareholders have approved the above, the Reserve Bank of India has approved the appointments of Mr. Ramkumar and Mr. Kannan for a period of three years effective February 1, 2009 and May 1, 2009, respectively.

Mr. Rajiv Sabharwal was appointed as Executive Director for a period of five years effective June 24, 2010. While our shareholders have approved the above, the Reserve Bank of India has approved the appointment of Mr. Rajiv Sabharwal for a period of three years effective June 24, 2010.

Our board of directors, at its meeting held on April 30, 2010, appointed Dr. Tushaar Shah as additional director effective May 3, 2010. This appointment was approved by the shareholders at their meeting held on June 28, 2010.

Mr. M. K. Sharma, who was appointed as non-executive Director of the Bank effective January 31, 2003, completed his term of eight years on January 30, 2011. Following the completion of his tenure, he ceased to be a director of the Bank effective January 31, 2011.

Mr. V. Prem Watsa, who was appointed as non-executive Director of the Bank effective January 29, 2004 retired at the 17th Annual General Meeting of the Bank held on June 27, 2011, as he expressed his desire not to be re-appointed as a director in view of his impending retirement in January 2012 on completion of eight years on the board.

Mr. Sonjoy Chatterjee, Executive Director, resigned from our Board effective April 30, 2010. Mr. Sandeep Bakhshi, Deputy Managing Director ceased to be a member of our Board effective July 31, 2010 upon his appointment as Managing Director and CEO of ICICI Prudential Life Insurance Company Limited.

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

Our board of directors had the following members at September 9, 2011:

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at September 9, 2011
Mr. Kundapur Vaman Kamath Non-executive Chairman	63	April 17, 1996	Chairman Infosys Limited Director Institute of International Finance, Inc. Lupin Limited Schlumberger Limited The Great Eastern Shipping Company Limited
Mr. Sridar Iyengar Non-Executive Director Profession: Business Advisor	64	April 30, 2005
Director
American India Foundation
Aver Q Inc.
Cleartrip Inc.
Cleartrip Travel Services Private Limited
CL Educate Limited
Dr. Reddy’s Laboratories Limited
ICICI Prudential Life Insurance Company Limited
Infosys BPO Limited
Infosys Limited
iYogi Limited
Kovair Software Inc.
Mahindra Holidays & Resorts India Limited
Onmobile Global Limited
Rediff.com India Limited
Rediff Holdings Inc

Mr. Homi Khusrokhan Non-Executive Director Profession: Advisor	67	January 21, 2010
Chairman
Khet-se Agri Produce (India) Private Limited
Director
Advinus Therapeutics Private Limited
Fulford (India) Limited
LIC Nomura Mutual Fund Trustee Company Private Limited
Novalead Pharma Private Limited
Rallis India Limited
Samson Maritime Limited
Tata AIG Life Insurance Company Limited

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at September 9, 2011
Mr. Arvind Kumar Nominee Director Profession: Government Service	44	July 22, 2011
Director
Agriculture Insurance Company of India Limited
Irrigation & Water Resources Finance Corporation Limited
United India Insurance Company Limited
Part-time member
Insurance Regulatory and Development Authority
Pension Fund Regulatory & Development Authority

Mr. M. S. Ramachandran Non-Executive Director Profession: Advisor	66	April 25, 2009	Chairman Concord Energy (India) Pte Limited Director Bharat Electronics Limited Ester Industries Limited Gulf Oil Corporation Limited Supreme Petrochem Limited
Dr. Tushaar Shah Non-Executive Director Profession: Advisor	60	May 3, 2010	None
Mr. V. Sridar Non-Executive Director Profession: Advisor	64	January 21, 2010
Director
Aadhar Housing Finance Private Limited
Aban Power Company Limited
Hindusthan National Glass & Industries Limited
Infra India Ventures Private Limited
Lanco Vidarbha Thermal Power Limited

Morpheus Capital Advisors Private Limited Ponni Sugars (Erode) Limited
Sarda Metals & Alloys Limited
Securities Trading Corporation of India Limited
Seshasayee Paper & Boards Limited
STCI Primary Dealer Limited
Subburaj Papers Limited
Member — Governing Council
United Stock Exchange Limited

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at September 9, 2011
Ms. Chanda Kochhar Managing Director and CEO Profession: Company Executive	49	April 1, 2001
Chairperson
ICICI Bank Canada
ICICI Bank Eurasia Limited Liability Company

ICICI Bank UK PLC

ICICI Lombard General Insurance Company Limited
ICICI Prudential Asset Management Company Limited
ICICI Prudential Life Insurance Company Limited
ICICI Securities Limited
Member-Executive Board
Indian School of Business

Mr. N. S. Kannan Executive Director and CFO Profession: Company Executive	46	May 1, 2009
Chairman
ICICI Securities Primary Dealership Limited
Director
ICICI Bank UK PLC
ICICI Lombard General Insurance Company Limited
ICICI Prudential Asset Management Company Limited
ICICI Prudential Life Insurance Company Limited

Member-Supervisory Board
ICICI Bank Eurasia Limited Liability Company

Mr. K. Ramkumar Executive Director Profession: Company Executive	50	February 1, 2009	Director ICICI Prudential Life Insurance Company Limited ICICI Venture Funds Management Company Limited
Mr. Rajiv Sabharwal Executive Director Profession: Company Executive	45	June 24, 2010	Chairman ICICI Home Finance Company Limited Director ICICI Prudential Life Insurance Company Limited

Our executive officers at September 9, 2011 were as follows:

Name	Age	Designation and Responsibilities	Years of work experience	Total remuneration in fiscal 2011(1) (in Rupees)	Bonus for fiscal 2011 (in Rupees)	Stock options granted in fiscal 2010	Stock options granted in fiscal 2011(2)	Total stock options granted through September 9, 2011	Total stock options outstanding at September 9, 2011(3)	Shareholdings at September 9, 2011(4)
Ms. Chanda Kochhar	49	Managing Director and CEO	27	23,590,509	8,286,336	210,000	210,000	1,655,000	1,325,000	268,925
Mr. N. S. Kannan	46	Executive Director and CFO	24	14,735,918	5,481,066	105,000	105,000	622,400	438,000	62,225
Mr. K. Ramkumar	50	Executive Director	26	16,412,414	5,481,066	105,000	105,000	840,000	660,000	–
Mr. Rajiv Sabharwal	45	Executive Director	21	12,615,025	4,978,520	100,000	105,000	355,000	355,000	–
Mr. Vijay Chandok	43	President	20	17,591,010	5,160,401	35,000	75,000	526,100	421,250	5,000
Ms. Zarin Daruwala	46	President	21	12,458,240	4,398,585	32,500	75,000	435,600	368,500	45,495
Mr. Pravir Vohra	57	President	36	16,110,659	5,481,066	105,000	75,000	584,500	455,500	50,500

(1)
Includes salary and other benefits and ICICI Bank’s contribution to superannuation fund, provident and gratuity fund paid for fiscal 2011 and excluding bonus payable for fiscal 2010 which was paid in fiscal 2011.

(2)
Excludes special grant of options granted on February 7, 2011 aggregating to 250,000 for Ms. Chanda Kochhar, and 150,000 each for Mr. N. S. Kannan, Mr. K.Ramkumar and Mr. Rajiv Sabharwal and 75,000 each for Vijay Chandok and Zarin Daruwala.

(3)
Each stock option, once exercised, is equivalent to one equity share of ICICI Bank. ICICI Bank granted these stock options to its executive officers at no cost. See “—Compensation and Benefits to Directors and Officers—Employee Stock Option Scheme” for a description of the other terms of these stock options. In accordance with the Scheme of Amalgamation, directors and employees of ICICI have received stock options in ICICI Bank equal to half the number of the outstanding unexercised stock options they held in ICICI with the exercise price of these options being equal to twice the exercise price for the ICICI stock options exchanged. The stock options mentioned above include ICICI stock options converted into ICICI Bank stock options on this basis.

(4)	Executive officers and directors (including non-executive directors) as a group held about 0.08% of ICICI Bank’s equity shares as of this date.

Ms. Chanda Kochhar has a post-graduate degree in management from Jamnalal Bajaj Institute of Management Studies, Mumbai and a degree in cost and works accountancy from the Institute of Cost and Works Accountants of India. She started her career in 1984 with ICICI in its project finance department and has worked in the areas of corporate banking, infrastructure financing, e-commerce, strategy, retail banking and finance. She was appointed to our board as an Executive Director in April 2001. Our board designated her as Deputy Managing Director effective April 29, 2006 and as Joint Managing Director and Chief Financial Officer in October 2007. Effective May 1, 2009 our board appointed Ms. Chanda Kochhar as Managing Director and CEO.

Mr. N. S. Kannan is a graduate in mechanical engineering, a post-graduate in management from the Indian Institute of Management, Bangalore and a chartered financial analyst from the Institute of Chartered Financial Analysts of India. He joined ICICI in 1991. He has worked in the areas of corporate finance, infrastructure finance, structured finance, treasury and life insurance. He was Chief Financial Officer and Treasurer of ICICI Bank from 2003 to 2005 and Executive Director on the Board of ICICI Prudential Life Insurance Company from 2005 to 2009. Our board of directors appointed him as Executive Director and Chief Financial Officer effective May 1, 2009.

Mr. K. Ramkumar is a science graduate from Madras University with a post-graduate diploma in Personnel Management. He worked with ICI India before joining ICICI Bank in 2001 in the human resources department. In 2006 he was designated as Group Chief Human Resources Officer. Our board of directors appointed him as Executive Director effective February 1, 2009. He is currently responsible for customer service and operations, middle office and human resources management.

Mr. Rajiv Sabharwal is a graduate in mechanical engineering and a post-graduate in management from the Indian Institute of Management, Lucknow. He joined ICICI in 1998 and has worked in the areas of credit policy, collections, mortgage finance, consumer loans, rural banking, microfinance and financial inclusion. He left the services of the Bank in December 2008 and rejoined effective April 1, 2010, as Senior General Manager in charge of retail banking. Our board of directors appointed him as an Executive Director effective June 24, 2010. He is currently responsible for retail banking and rural banking.

Mr. Vijay Chandok is a graduate in mechanical engineering and a post-graduate in management from Narsee Monjee Institute of Management Studies, Mumbai. He joined ICICI in 1993 and has worked in the areas of project finance, corporate banking, small enterprises and retail banking. He was designated as Group Executive- International Banking in April 2010 and re-designated as President effective May 10, 2011. He is responsible for international banking and small and medium enterprise businesses.

Ms. Zarin Daruwala is a chartered accountant. She joined ICICI in 1989 and has worked in the areas of project finance, corporate banking, mid-corporate business and agri-business. She was designated as Group Executive - Wholesale Banking in July 2010 and re-designated as President effective May 10, 2011.

Mr. Pravir Vohra is a post-graduate in economics from Delhi University. He was Joint President of 3i Infotech Limited (formerly ICICI Infotech Limited) before he joined ICICI Bank in 2002. He was designated as Group Chief Technology Officer in 2006 and re-designated as President effective May 10, 2011. He is currently responsible for technology, infrastructure management and administration.

Corporate Governance

Our corporate governance policies recognize the accountability of the board and the importance of making the board transparent to all our constituents, including employees, customers, investors and the regulatory authorities, and for demonstrating that the shareholders are the ultimate beneficiaries of our economic activities.

Our corporate governance framework is based on an effective independent board, the separation of the board’s supervisory role from the executive management and the constitution of board committees, generally comprising a majority of independent/non-executive directors and chaired by independent/non-executive directors, to oversee critical areas and functions of executive management.

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

Audit Committee

As of the date of filing this annual report, the Audit Committee comprises four independent directors—Mr. Sridar Iyengar, Mr. Homi Khusrokhan, Mr. M. S. Ramachandran and Mr. V. Sridar. Mr. Sridar Iyengar is the Chairman of the Committee and Mr. Homi Khusrokhan is the Alternate Chairman. Mr. Sridar Iyengar, Mr. Homi Khusrokhan and Mr. V. Sridar are Chartered Accountants.

Our board of directors has also determined that Mr. Sridar Iyengar qualifies as an Audit Committee financial expert.

The Audit Committee provides direction to the audit function and monitors the quality of internal and statutory audit. The responsibilities of the Audit Committee include overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements, recommendation of appointment and removal of central and branch statutory auditors and chief internal auditor and fixation of their remuneration, approval of payment to statutory auditors for other permitted services rendered by them, review of functioning of Whistle Blower Policy, review of the quarterly and annual financial statements before submission to the board, review of the adequacy of internal control systems and the internal audit function, review of compliance with inspection and audit reports and reports of statutory auditors, review of the findings of internal investigations, review of statement of significant related party transactions, review of management letters/letters on internal control weaknesses issued by statutory auditors, reviewing with the management, the statement of uses/application of funds raised through an issue (public issue, rights issue, preferential issue), the statement of funds utilized for the purposes other than those stated in the offer document/prospectus/notice and the report submitted by the monitoring agency, monitoring the utilization of proceeds of a public or rights issue and making appropriate recommendations to the board to take steps in this matter, discussion on the scope of audit with external auditors and examination of reasons for substantial defaults, if any, in payment to stakeholders. The Audit Committee is also empowered to appoint/oversee the work of any registered public accounting firm, establish procedures for receipt and treatment of complaints received regarding accounting and auditing matters and engage independent counsel as also provide for appropriate funding for compensation to be paid to any firm/advisors. In addition, the Audit Committee also exercises oversight of the regulatory compliance function of the Bank. The Audit Committee is also empowered to approve the appointment of the Chief Financial Officer (i.e. the wholetime finance Director or any other person heading the finance function or discharging that function) after assessing the qualifications, experience and background etc. of the candidate.

(All significant audit and non-audit services to be provided by our principal accountants are pre-approved by the Audit Committee before such services are provided to us.)

Board Governance, Remuneration and Nomination Committee

As of the date of filing this annual report, the Board Governance, Remuneration and Nomination Committee comprises three non-executive directors—Mr. Sridar Iyengar, Mr. K. V. Kamath and Mr. Homi Khusrokhan. Mr. Sridar Iyengar, an independent director, is the Chairman of the Committee.

The functions of the Committee include the recommendation of appointments to the board, evaluation of the performance of the Managing Director & CEO and Executive Directors on pre-determined parameters, recommendation to our board for the remuneration (including performance bonus and perquisites) to executive directors, approval of the policy for and quantum of bonus payable to the members of the staff, framing of guidelines for the Employees Stock Option Scheme and recommendation of grant of ICICI Bank stock options to the employees and the executive directors of ICICI Bank and its subsidiary companies.

Corporate Social Responsibility Committee

As of the date of filing this annual report, the Corporate Social Responsibility Committee comprises four directors—Mr. M. S. Ramachandran, Mr. Arvind Kumar, Dr. Tushaar Shah and Ms. Chanda Kochhar. Mr. M. S. Ramachandran, an independent director, is the Chairman of the Committee.

The functions of the Committee include the review of corporate social responsibility initiatives undertaken by the ICICI Group and the ICICI Foundation for Inclusive Growth, making recommendations to the board with respect to the corporate social responsibility initiatives, policies and practices of the ICICI Group and to review and implement, if required , any other matters related to corporate social responsibility initiatives as recommended/suggested by the Reserve Bank of India or any other body.

Credit Committee

As of the date of filing this annual report, the Credit Committee comprises four directors—Mr. K. V. Kamath, Mr. Homi Khusrokhan, Mr. M. S. Ramachandran, and Ms. Chanda Kochhar. Mr. K. V. Kamath is the Chairman of the Committee.

The functions of the Committee include review of developments in key industrial sectors and approval of credit proposals as per the authorization approved by the board.

Customer Service Committee

As of the date of filing this annual report, the Customer Service Committee comprises four directors—Mr. K. V. Kamath, Mr. M. S. Ramachandran, Mr. V. Sridar, and Ms. Chanda Kochhar. Mr. K. V. Kamath is the Chairman of the Committee.

The functions of the Committee include review of customer service initiatives, overseeing the functioning of the Customer Service Council and evolving innovative measures for enhancing the quality of customer service and improvement in the overall satisfaction level of customers.

Fraud Monitoring Committee

As of the date of filing this annual report, the Fraud Monitoring Committee comprises six directors—Mr. V. Sridar, Mr. K.V. Kamath, Mr. Homi Khusrokhan, Mr. Arvind Kumar, Ms. Chanda Kochhar and Mr. Rajiv Sabharwal. Mr. V. Sridar, an independent director, is the Chairman of the Committee.

The Committee monitors and reviews all frauds involving an amount of Rs. 10.0 million and above so as to identify the systemic lacunae, if any, that may have facilitated perpetration of the fraud and put in place measures to rectify the same, identify the reasons for delay in detection, if any, report to top management of the Bank and the Reserve Bank of India, monitor the progress of investigations and recovery positions, ensure that staff accountability is examined at all levels in all the cases of frauds and that action, if required, is completed quickly without loss of time and review of efficacy of the remedial action taken to prevent recurrence of frauds, such as strengthening of internal controls and putting in place other measures as may be considered relevant to strengthen preventive measures against frauds.

Risk Committee

As of the date of filing this annual report, the Risk Committee comprises five directors—Mr. K. V. Kamath, Mr. Sridar Iyengar, Mr. Arvind Kumar, Mr. V. Sridar and Ms. Chanda Kochhar. Mr. K. V. Kamath is the Chairman of the Committee.

The Committee reviews ICICI Bank’s risk management policies in relation to various risks (credit, market, liquidity, operational and reputation risks), investment policies and strategy and regulatory and compliance issues in relation thereto. The Committee also reviews the risk return profile of the Bank, capital adequacy based on risk profile of our balance sheet, Basel-II implementation, business continuity plan and disaster recovery plan, key risk indicators and significant risk exposures and implementation of enterprise risk management.

Share Transfer and Shareholders’/Investors’ Grievance Committee

As of the date of filing this annual report, the Share Transfer and Shareholders’/Investors’ Grievance Committee comprises three directors—Mr. Homi Khusrokhan, Mr. V. Sridar, and Mr. N. S. Kannan. Mr. Homi Khusrokhan, an independent director, is the Chairman of the Committee.

The functions of the Committee include approval and rejection of transfer or transmission of equity and preference shares, bonds, debentures and securities, issue of duplicate certificates, allotment of shares and securities issued from time to time (excluding those under stock options), review and redressal of shareholders’ and investors’ complaints, delegation of authority for opening and operation of bank accounts for payment of interest, dividend and redemption of securities and the listing of securities on stock exchanges.

Committee of Executive Directors

As of the date of filing this annual report, the Committee of Executive Directors comprises all four executive directors and Ms. Chanda Kochhar, Managing Director and CEO is the Chairperson of the Committee. The other members are Mr. N. S. Kannan, Mr. K. Ramkumar and Mr. Rajiv Sabharwal.

The powers of the Committee include approval/renewal of credit proposals, restructuring and settlement as per authorization approved by the Board, approvals of detailed credit norms related to individual business groups, approvals to facilitate introduction of new products and product variants, program lending within each business segment and asset or liability category, including permissible deviations. The Committee also approves and reviews from time to time limits on exposure to any group or individual company as well as approves underwriting assistance to equity or equity linked issues and subscription to equity shares or equity linked products or preference shares. The Committee also exercises powers in relation to borrowing and treasury operations as approved by the Board, empowers officials of the Bank or its Group Companies through execution of Power of Attorney, if required under the Common Seal of the Bank, and further exercises powers in relation to premises and property related matters.

Code of Ethics

We have adopted a Group Code of Business Conduct and Ethics for our directors and all our employees. In fiscal 2011, we have not amended any provision of the code that is applicable to our executive officers, nor have we granted a waiver from any provision of the code to any of our executive officers.

Principal Accountant Fees and Services

The total fees to our principal accountant relating to audit of consolidated financial statements for fiscal 2010 and fiscal 2011 and the fees for other professional services billed in fiscal 2010 and fiscal 2011 are as follows:

					Convenience translation into US$
	Year ended March 31,				Year ended March 31,
	2010		2011		2011
	(in millions)				(in thousands)
Audit
Audit of ICICI Bank Limited and our subsidiaries	Rs.	215	Rs.	148	US$	3,323
Audit-related services		-		-		-
Opinion on non-statutory accounts presented in Indian Rupees		9		5		112

Others		3		4		90
Sub-total		227		157		3,525

					Convenience translation into US$
	Year ended March 31,				Year ended March 31,
	2010		2011		2011
	(in millions)				(in thousands)
Non-audit services
Tax services		-		-		-
Tax compliance		4		3		67
Other services		15		7		157
Sub-total		19		10		224
Total	Rs.	246	Rs.	167	US$	3,749

Fees for “other services” under the non-audit services category are principally fees related to certification services. Our Audit Committee approved the fees paid to our principal accountant relating to audit of consolidated financial statements for fiscal 2011 and fees for other professional services billed in fiscal 2011. Our Audit Committee pre-approves all significant assignments undertaken for us by our principal accountant.

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

Compensation and Benefits to Directors and Officers

Remuneration

Under our organizational documents, each non-executive director, except the government director, is entitled to receive remuneration for attending each meeting of our board or of a board committee. The amount of remuneration payable to non-executive directors is set by our board from time to time in accordance with limits prescribed by the Companies Act or the government. The remuneration for attending each board or committee meeting is currently fixed at Rs. 20,000. In addition, we reimburse directors for travel and related expenses in connection with board and committee meetings and related matters. If a director is required to perform services for us beyond attending meetings, we may remunerate the director as determined by our board of directors and this remuneration may be either in addition to or as substitution for the remuneration discussed above. We have not paid any remuneration to non-executive directors other than the remuneration for attending each meeting of our board or of a board committee except Mr. K. V. Kamath who is being paid and will be paid a remuneration of Rs. 2,000,000 per annum for a period of three years with effect from May 1, 2009. The above remuneration has been approved by shareholders, the Reserve Bank of India and the Government of India. Non-executive directors are not entitled to the payment of any benefits at the end of their term of office.

Our board or any committee thereof may fix, within the range approved by the shareholders, the salary payable to the executive directors. We are required to obtain specific approval of Reserve Bank of India for the actual monthly salary and performance bonus paid each year to the executive directors.

The following table sets forth the currently applicable monthly salary ranges:

Name and Designation	Monthly Salary Range (Rs.)
Ms. Chanda Kochhar, Managing Director and CEO	700,000 - 1,350,000 (US$ 15,716- US$ 30,310)
Mr. N. S. Kannan, Executive Director and CFO	300,000 - 1,000,000 (US$ 6,736- US$ 22,452)
Mr. K. Ramkumar, Executive Director	300,000 - 1,000,000 (US$ 6,736- US$ 22,452)
Mr. Rajiv Sabharwal, Executive Director	300,000 - 1,000,000 (US$ 6,736- US$ 22,452)

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

The board of directors, at its meeting held on April 28, 2011, decided to revise and merge the present cash allowances consisting of leave travel allowance, house rent allowance and medical reimbursement under one heading of supplementary allowance for the executive directors. Consequently, the Managing Director & CEO, Ms. Chanda Kochhar will be paid a supplementary allowance of Rs. 700,000 per month, Mr. N. S. Kannan, Executive Director & CFO and Mr. K. Ramkumar, Executive Director will each be paid a supplementary allowance of Rs. 480,000 per month and Mr. Rajiv Sabharwal, Executive Director will be paid a supplementary allowance of Rs. 465,000 per month effective April 1, 2011.

There are no service contracts with our executive directors providing for benefits upon termination of their employment.

The total compensation paid by ICICI Bank to its executive directors and executive officers i.e. to Ms. Chanda Kochhar, Mr. N.S. Kannan, Mr. K. Ramkumar, Mr. Rajiv Sabharwal, Mr. Sandeep Bakhshi, Mr. Sonjoy Chatterjee, Mr. Vijay Chandok, Ms. Zarin Daruwala and Mr. Pravir Vohra, during fiscal 2011 was Rs. 136 million.

Bonus

Each year, our board of directors awards discretionary bonuses to employees and executive directors on the basis of performance and seniority. The performance of each employee is evaluated through a performance management appraisal system. The aggregate amount of bonuses to all eligible employees and executive directors of ICICI Bank for fiscal year 2011 was Rs 3.7 billion. This amount is payable in fiscal 2012.

Employee Stock Option Scheme

ICICI Bank has an Employee Stock Option Scheme in terms of which up to 5.0% of its issued equity shares may be allocated to employee stock options. Permanent employees and directors of ICICI Bank, its subsidiaries and its holding company are eligible employees for grants of stock options. ICICI Bank has no holding company. The maximum number of options granted to any eligible employee in a year is restricted to 0.05% of the Bank’s issued equity shares at the time of the grant.

Under the stock option scheme, eligible employees are entitled to apply for equity shares. The options granted for fiscal 2003 and earlier vest annually in a graded manner over a three-year period, with 20.0%, 30.0% and 50.0% of the grants vesting each year, commencing not earlier than 12 months from the date of grant. Options granted for fiscal 2004 through fiscal 2011, other than options granted for fiscal 2009, vest in a graded manner over a four-year period with 20.0%, 20.0%, 30.0% and 30.0% of grants vesting each year, commencing from the end of 12 months from the date of grant. Options granted for fiscal 2009 vest in a graded manner over a five year period with 20.0%, 20.0%, 30.0% and 30.0% of grant vesting each year, commencing from the end of 24 months from the date of grant.

In February 2011, the Bank granted 3,035,000 options to eligible employees and whole-time directors of ICICI Bank and certain of its subsidiaries at an exercise price of Rs. 967. Of these granted options, 50% would vest on April 30, 2014 and the balance would vest on April 30, 2015.

The options can be exercised within ten years from the date of grant or five years from the date of vesting, whichever is later.

The exercise price for options granted prior to June 30, 2003 is equal to the market price of our equity shares on the date of grant on the stock exchange, which recorded the highest trading volume on the date of grant. On June 30, 2003, the Securities and Exchange Board of India revised its guidelines on employee stock options. While the revised guidelines provided that companies were free to determine the exercise price of stock options granted by them, they prescribed accounting rules and other disclosures, including expensing of stock options in the income statement, which are applicable to their Indian GAAP financial statements, in the event the exercise price was not equal to the average of the high and low market price of the equity shares in the two week period preceding the date of grant of the options, on the stock exchange which recorded the highest trading volume during the two week period. Effective July 22, 2004, the Securities and Exchange Board of India revised this basis of pricing to the latest available closing price, prior to the date of the meeting of the board of directors, in which options are granted, on the stock exchange which recorded the highest trading volume on that date. The exercise price for options granted by ICICI Bank on or after June 30, 2003, but before July 22, 2004 is equal to the average of the high and low market price of the equity shares in the two week period preceding the date of grant of the options, on the stock exchange which recorded the highest trading volume during the two week period. The exercise price of options granted before June 30, 2003 and on or after July 22, 2004 (other than the special options granted in February 2011) is equal to the closing price on the stock exchange which recorded the highest trading volume preceding the date of grant of options. Options granted in February 2011 were below the closing price preceding the date of grant of options. The difference between the closing price and the exercise price has been accounted as an expense over vesting period of the options.

The following table sets forth certain information regarding the stock option grants ICICI Bank has made under its employee stock option scheme. ICICI Bank granted all of these stock options at no cost to its employees. ICICI Bank has not granted any stock options to its non-executive directors.

Date of grant	Number of options granted	Exercise price
February 21, 2000	1,713,000	Rs.	171.90	US$	3.82
April 26, 2001	1,580,200		170.00		3.78
March 27, 2002	3,155,000		120.35		2.68
April 25, 2003	7,338,300		132.05		2.94
July 25, 2003	147,500		157.03		3.49
October 31, 2003	6,000		222.40		4.95
April 30, 2004	7,539,500		300.10		6.68
September 20, 2004	15,000		275.20		6.12
April 30, 2005	4,906,180		359.95		8.01
August 20, 2005	70,600		498.20		11.08
January 20, 2006	5,000		569.55		12.67

Date of grant	Number of options granted	Exercise price
April 29, 2006	6,267,400	576.80	12.83
July 22, 2006	29,000	484.75	10.78
October 24, 2006	78,500	720.55	16.03
January 20, 2007	65,000	985.40	21.92
April 28, 2007	4,820,300	935.15	20.80
July 21, 2007	11,000	985.85	21.93
October 19, 2007	46,000	1,036.50	23.06
January 19, 2008	40,000	1,248.85	27.78
March 8, 2008	39,000	893.40	19.88
April 26, 2008	5,595,000	915.65	20.37
July 26, 2008	25,000	656.75	14.61
October 27, 2008	20,500	308.50	6.86
April 25, 2009	1,728,500	434.10	9.66
March 6, 2010	2,500	901.75	20.06
April 24, 2010	2,392,600	977.70	21.75
July 31, 2010	44,000	904.90	20.13
October 29,2010	18,000	1,089.05	24.45
January 24,2011	25,000	1,065.55	23.92
February 7, 2011	3,035,000	967.00	21.71
April 28, 2011	4,018,600	1,106.85	24.85
July 29, 2011	9,000	1,017.45	24.06

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

The following table sets forth certain information regarding the options granted by ICICI Bank (including options granted by ICICI adjusted in accordance with the Scheme of Amalgamation) at September 15, 2011.

Particulars	ICICI Bank
Options granted (net of lapsed)	52,969,024
Options vested	42,676,573
Options exercised	29,208,313
Options forfeited/lapsed	9,279,631

Particulars	ICICI Bank
Extinguishment or modification of options	None
Amount realized by exercise of options	Rs.	7,016,627,358
Total number of options in force		23,760,711

ICICI Prudential Life Insurance Company has an Employee Stock Option Scheme in terms of which up to 3.0% of its issued capital as on the date of grant may be allocated to employee stock options. ICICI Prudential Life Insurance Company had 13,565,154 stock options outstanding at year-end fiscal 2011.

ICICI Lombard General Insurance Company has an Employee Stock Option Scheme in terms of which up to 5.0% of its paid-up capital may be allocated to employee stock options. ICICI Lombard General Insurance Company had 7,577,000 employee stock options outstanding at year-end fiscal 2011.

Loans

ICICI Bank has internal rules for grant of loans to employees and executive directors to acquire certain assets such as property, vehicles and other consumer durables. ICICI Bank’s loans to employees have been made at interest rates ranging from 2.5% to 3.5% per annum and are repayable over fixed periods of time. The loans are generally secured by the assets acquired by the employees. Pursuant to the Banking Regulation Act, ICICI Bank’s non-executive directors are not eligible for any loans. At year-end fiscal 2011, outstanding loans to ICICI Banks employees was Rs. 5.9 billion, compared to Rs. 6.7 billion at year-end fiscal 2010. This amount included loans to certain ICICI Bank’s directors and executive officers, of Rs. 6 million at year-end fiscal 2011, compared to Rs. 6 million at year-end fiscal 2010, made on the same terms, including as to interest rates and collateral, as loans to other employees. See also “Operating and Financial Review and Prospects - Related Party Transactions”.

Gratuity

Under Indian law, ICICI Bank is required to pay a gratuity to employees who retire or resign after at least four years and eight months of continuous service. ICICI Bank makes contributions to five separate gratuity funds, for employees inducted from ICICI Limited, employees inducted from Bank of Madura, employees inducted from Sangli Bank, employees inducted from The Bank of Rajasthan and employees of ICICI Bank other than employees inducted from ICICI Limited, Bank of Madura, The Bank of Rajasthan and Sangli Bank.

The gratuity funds for employees inducted from ICICI Limited, Bank of Madura, The Bank of Rajasthan and Sangli Bank are separate gratuity funds managed by ICICI Prudential Life Insurance Company Limited. Actuarial valuation of the gratuity liability is determined by an actuary. The investments of the funds are made according to rules prescribed by the government of India. The accounts of the funds are audited by independent auditors. The total corpus of these funds at year-end fiscal 2011 based on their unaudited financial statements was Rs. 4,228 million compared to Rs.1,512 million) at year-end fiscal 2010.

The gratuity fund for employees of ICICI Bank other than employees inducted from ICICI Limited, Bank of Madura, The Bank of Rajasthan and Sangli Bank is administered jointly by the Life Insurance Corporation of India and ICICI Prudential Life Insurance Company. In accordance with the gratuity fund’s rules, actuarial valuation of gratuity liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality and staff turnover. The total corpus of the funds at year-end fiscal 2011 was Rs. 1,010 million compared to Rs. 991 million at year-end fiscal 2010.

Superannuation Fund

ICICI Bank contributes 15% of the total annual basic salary of each employee to a superannuation fund for ICICI Bank employees. ICICI Bank’s employees get an option on retirement or resignation to receive one-third of the total balance and a monthly pension based on the remaining two-third balance. In the event of death of an employee, his or her beneficiary receives the remaining accumulated balance of 66.7%. ICICI Bank also gives a cash option to its employees, allowing them to receive the amount that would otherwise be contributed by ICICI Bank in their monthly salary during their employment. From fiscal 2006, the superannuation fund is being administered by Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited.

Employees have the option to choose between with the Life Insurance Corporation of India and ICICI Prudential Insurance Company Limited. The total corpus of the superannuation fund was Rs. 1,651 million at year-end fiscal 2011 compared to Rs. 1,505 million at year-end fiscal 2010.

Provident Fund

ICICI Bank is statutorily required to maintain a provident fund as a part of its retirement benefits to its employees. There are separate provident funds for employees inducted from Bank of Madura, The Bank of Rajasthan, Sangli Bank and for other employees of ICICI Bank. These funds are managed by in-house trustees. Each employee contributes 12.0% of his or her basic salary (10.0% for clerks and sub-staff of Bank of Madura) and ICICI Bank contributes an equal amount to the funds. The investments of the funds are made according to rules prescribed by the government of India. The accounts of the funds are audited by independent auditors. The total corpuses of the funds for employees inducted from Bank of Madura, The Bank of Rajasthan, Sangli Bank and other employees of ICICI Bank at year-end fiscal 2011 based on their unaudited financial statements were Rs. 833 million, Rs. 2,180 million, Rs. 828 million and Rs. 7,156 million, respectively.

Pension Fund

Out of the employees inducted from Bank of Madura and employed with ICICI Bank at year-end fiscal 2011, 231 employees had opted for pensions and 557 employees had opted for provident fund, of the employees inducted from Sangli Bank and employed with ICICI Bank at year-end fiscal 2011, 805 employees had opted for pensions and 289 employees had opted for provident fund and of the employees inducted from The Bank of Rajasthan and employed with ICICI Bank at year-end fiscal 2011, 3,297 employees had opted for pensions and 414 employees had opted for provident fund. For employees who opted for a provident fund, ICICI Bank’s contribution of 12.0% of his or her basic salary (10% for clerks and sub-staff) is credited to the provident fund every month. For employees who opted for pensions, ICICI Bank’s contribution of 12.0% of his or her basic salary (10% for clerks and sub-staff) is credited to the pension fund every month. These funds are managed by in-house trustees through ICICI Prudential Life Insurance Company Limited/Life Insurance Corporation of India. The investments of the funds are made according to rules prescribed by the government of India. The accounts of the fund are audited by independent auditors. The employees who opted for pensions are entitled to a monthly pension from the day after their retirement. ICICI Bank also gives a cash option to employees, allowing them to receive the present value of one-third of their commuted value of pension. Upon death of an employee, family members are entitled to payment of a family pension pursuant to the rules in this regard. The corpus, based on unaudited financial statements, for Bank of Madura employees at year-end fiscal 2011 was Rs. 1,442 million compared to Rs. 1,400 million at year-end fiscal 2010. The corpus, based on unaudited financial statements, for The Bank of Rajasthan employees at year-end fiscal 2011 was Rs. 6,477 million. The corpus, based on their unaudited financial statements, for Sangli Bank employees was Rs. 2,496 million at year-end fiscal 2011 compared to Rs. 2,500 million at year-end fiscal 2010.

ICICI Bank made aggregate contributions of Rs. 1,017 million to provident and pension funds, excluding contributions to pension funds towards liabilities of Bank of Rajasthan employees at the time of amalgamation, during fiscal 2011, compared to Rs. 757 million in fiscal 2010.

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

Commercial Banks

Commercial banks in India have traditionally focused on meeting the short-term financial needs of industry, trade and agriculture. In recent years they have also focused on increasing long-term financing to sectors like infrastructure. At March 31, 2011, there were 163 scheduled commercial banks in the country, with a network of 89,110 branches serving approximately Rs. 54.27 trillion in deposit accounts. Scheduled commercial banks are banks that are listed in the schedule to the Reserve Bank of India Act, 1934, and are further categorized as public sector banks, private sector banks and foreign banks. Scheduled commercial banks have a presence throughout

India, with approximately 62.6% of bank branches located in rural or semi-urban areas of the country. A large number of these branches belong to the public sector banks.

Public Sector Banks

Public sector banks make up the largest category in the Indian banking system. They include the State Bank of India and its five associate banks, 19 nationalized banks and 82 regional rural banks. Excluding the regional rural banks, the remaining public sector banks have 61,807 branches, and accounted for 75.0% of the outstanding gross bank credit and 74.6% of the aggregate deposits of the scheduled commercial banks at March 31, 2011. The public sector banks’ large network of branches enables them to fund themselves out of low cost deposits. The State Bank of India is the largest bank in India in terms of total assets. At March 31, 2011, the State Bank of India and its five associate banks had 17,899 branches. They accounted for 21.6% of aggregate deposits and 22.1% of outstanding gross bank credit of all scheduled commercial banks.

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

Currently there are 82 regional rural banks and at March 31, 2011 they had 15,658 branches, and accounted for 3.0% of aggregate deposits and 2.4% of gross bank credit outstanding of scheduled commercial banks.

Private Sector Banks

After the first phase of bank nationalization was completed in 1969, public sector banks made up the largest portion of Indian banking. The focus on public sector banks was maintained throughout the 1970s and 1980s. In addition, existing private sector banks that showed signs of an eventual default were merged with state-owned banks. In July 1993, as part of the banking reform process and as a measure to induce competition in the banking sector, the Reserve Bank of India permitted entry of the private sector into the banking system. This resulted in the introduction of private sector banks, including us. These banks are collectively known as the “new” private sector banks. At year-end fiscal 2011, there were seven “new” private sector banks. In addition, 14 old private sector banks existing prior to July 1993 were operating. The Sangli Bank Limited, an unlisted “old” private sector bank merged with us with effect from April 19, 2007. The Centurion Bank of Punjab merged with HDFC Bank in May 2008. The Bank of Rajasthan Limited, an old private sector bank, merged with us with effect from the close of business on August 12, 2010.

At March 31, 2011, private sector banks accounted for approximately 18.0% of aggregate deposits and 17.8% of gross bank credit outstanding of the scheduled commercial banks. Their network of 11,347 branches accounted for 12.7% of the total branch network of scheduled commercial banks in the country.

In August 2010, the Reserve Bank of India released a discussion paper seeking public comment on the entry of new banks in the private sector. In August 2011, draft guidelines were issued specifying that select entities in the private sector with a successful track record of at least 10 years and not receiving over 10% of income from real estate, construction and/or broking activities would be eligible to promote banks. The minimum capital requirement for these entities is Rs. 5.0 billion with foreign shareholding not exceeding 49.0% for the first five years. The new banks can be set up only through a wholly owned non-operative holding company registered with the Reserve Bank of India.

Foreign Banks

There are over 35 foreign banks operating in India and at March 31, 2011, foreign banks had 298 branches in India. Foreign banks accounted for 4.4% of aggregate deposits and 4.9% of outstanding gross bank credit of scheduled commercial banks. As part of the liberalization process, the Reserve Bank of India has permitted foreign banks to operate more freely, subject to requirements largely similar to those imposed on domestic banks. The primary activity of most foreign banks in India has been in the corporate segment. However, some of the larger foreign banks have made retail banking significant part of their portfolios. Most foreign banks operate in India through branches of the parent bank. Certain foreign banks also have wholly-owned non-bank finance company subsidiaries or joint ventures for both corporate and retail lending. In a circular dated July 6, 2004, the Reserve Bank of India stipulated that banks should not acquire any fresh stake in another banks’ equity shares, if by such acquisition, the investing bank’s holding exceeded 5.0% of the investee bank’s equity capital. This also applies to holdings of foreign banks with a presence in India, in Indian banks. The Reserve Bank of India issued a notification on “Roadmap for presence of foreign banks in India” on February 28, 2005, announcing the following measures with respect to the presence of foreign banks:

•	During the first phase (up to March 2009), foreign banks were allowed to establish a presence by setting up wholly-owned subsidiaries or by converting existing branches into wholly-owned subsidiaries.

•
In addition, during the first phase, foreign banks were allowed to acquire a controlling stake in a phased manner only in private sector banks that are identified by the Reserve Bank of India for restructuring.

•
For new and existing foreign banks, it has been proposed to go beyond the existing World Trade Organization commitment of allowing increases of 12 branches per year. A more liberal policy will be followed for areas with a small number of banks.

•	During the second phase (scheduled to be from April 2009 onwards), after a review of the first phase, foreign banks would be allowed to acquire up to 74.0% in private sector banks in India.

In April 2009, in view of the deterioration in the global financial markets, the Reserve Bank of India decided to put on hold the second phase until greater clarity emerged on recovery as well as the reformed global regulatory and supervisory architecture. In January 2011, the Reserve Bank of India released a draft discussion paper on the mode of presence of foreign banks in India. The paper indicates a preference for a wholly-owned subsidiary model of presence over a branch model. Other recommendations of the discussion paper include requiring systemically important foreign banks to convert their Indian operations into wholly-owned subsidiaries, a less restrictive branch expansion policy for such converted subsidiaries, lower priority sector targets as compared to domestic banks and regulations as applicable to Indian banks with respect to investments in subsidiaries and associates.

Co-operative Banks

Co-operative banks cater to the financing needs of agriculture, small industry and self-employed businessmen in urban and semi-urban areas of India. The state land development banks and the primary land development banks provide long-term credit for agriculture. In the light of liquidity and insolvency problems experienced by some cooperative banks in fiscal 2001, the Reserve Bank of India undertook several interim measures, pending formal legislative changes, including measures related to lending against shares, borrowings in the call market and term deposits placed with other urban co-operative banks. Presently the Reserve Bank of India is responsible for supervision and regulation of urban co-operative banks, and the National Bank for Agriculture and Rural Development for state co-operative banks and district central cooperative banks. The Banking Regulation (Amendment) and Miscellaneous Provisions Act, 2004 provides for the regulation of all co-operative banks by the Reserve Bank of India. See also “—Recent Structural Reforms—Proposed Amendments to the Banking Regulation Act”. A task force appointed by the government of India to examine the reforms required in the co-operative banking system submitted its report in December 2004. It recommended several structural, regulatory and operational reforms for co-operative banks, including the provision of financial assistance by the government for revitalizing this sector. In the Indian government’s budget for fiscal 2006, the Finance Minister accepted the recommendations of the Task Force in principle and proposed to call state governments for consultation and begin to implement the recommendations in the states willing to do so. During fiscal 2006 the Reserve Bank of India outlined a medium term framework for urban co-operative banks. Subsequently a task force for urban co-operative banks has been set up in select states for identification of and drawing up of a time-bound action plan for revival of potentially viable urban co-operative banks and for a non-disruptive exit for non-viable urban co-operative banks.

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

Pursuant to the recommendations of the Narasimham Committee II and the Khan Working Group, a working group created in 1999 to harmonize the role and operations of long-term lending institutions and banks, the Reserve Bank of India, in its mid-term review of monetary and credit policy for fiscal 2000, announced that long-term lending institutions would have the option of transforming themselves into banks subject to compliance with the prudential norms as applicable to banks. In April 2001, the Reserve Bank of India issued guidelines on several operational and regulatory issues, which were required to be addressed, in evolving the path for transition of a long-term lending institution into a universal bank. See “—Recent Structural Reforms—Universal Banking Guidelines”. In April 2002, ICICI merged with ICICI Bank. The Industrial Development Bank (Transfer of Undertaking and Repeal) Act, 2003 converted the Industrial Development Bank of India into a banking company incorporated under the Companies Act, 1956 on September 27, 2004, with exemptions from certain statutory and regulatory norms applicable to banks, including an exemption for a certain period from the statutory liquidity ratio. IDBI Bank Limited, a new private sector bank that was a subsidiary of the Industrial Development Bank of India, was merged with the Industrial Development Bank of India in April 2005. The long-term funding needs of Indian companies are met primarily by banks, Life Insurance Corporation of India and specialized non-bank finance companies like Infrastructure Development Finance Corporation. Indian companies also make bond issuances to institutional and retail investors.

Non-Bank Finance Companies

There are about 12,630 non-bank finance companies in India as of June 30, 2010, mostly in the private sector. All non-bank finance companies are required to register with the Reserve Bank of India. The non-bank finance companies may be categorized into entities which take public deposits and those which do not. The companies which take public deposits are subject to strict supervision and capital adequacy requirements of the Reserve Bank of India. The Reserve Bank of India classifies non-bank financial companies in three categories—asset finance companies, loan companies and investment companies. In February 2010, the Reserve Bank of India introduced a fourth category of non-banking finance company called infrastructure finance companies. ICICI Securities Limited, our subsidiary, is a non-banking finance company which does not accept public deposits and ICICI Home Finance Company, our subsidiary, is a non-banking finance company which accepts public deposits. The primary activities of the non-bank finance companies are consumer credit, including automobile finance, home finance and consumer durable products finance, wholesale finance products such as bill discounting for small and medium companies and infrastructure finance, and fee-based services such as investment banking and underwriting. In 2003, Kotak Mahindra Finance Limited, a large non-bank finance company, was granted a banking license by the Reserve Bank of India and converted itself into Kotak Mahindra Bank.

During fiscal 2006, the Reserve Bank of India issued guidelines on the financial regulation of systemically important non-banking finance companies and banks’ relationship with them with a view to remove the possibility of regulatory arbitrage leading to an uneven playing field and potential systemic risk. Within non-deposit taking non-banking finance companies, the guidelines classify those with an asset size above Rs. 1.0 billion as per the last audited balance sheet as systemically important. These non-banking finance companies were required to maintain a minimum capital to risk weighted assets ratio of 10.0%, in addition to conforming to single and group exposure norms. In August 2008, the Reserve Bank of India issued draft guidelines covering non-deposit taking non-banking finance companies. It was proposed that non-deposit taking non-banking finance companies with an asset size of Rs. 1.0 billion and above will have to maintain capital to risk weighted assets ratio of 12.0% against the current minimum of 10.0%. The capital adequacy ratio was proposed to be increased to 15.0% from April 2009. In the annual policy statement announced on April 21, 2009, the Reserve Bank of India deferred the implementation of capital to risk weighted assets ratio of 12.0% to March 31, 2010 and of 15.0% to March 31, 2011. In February 2011, the Reserve Bank of India issued guidelines mandating deposit taking non-banking finance companies to maintain capital to risk weighted assets ratio of 15.0% against the current minimum of 12.0%.

With the purpose of enhancing the flow of funds to infrastructure projects, the Ministry of Finance has announced a framework for the establishment of Infrastructure Debt Funds in the form of mutual funds (to be regulated by the Securities Exchange Board of India) or non-bank finance companies (to be regulated by the Reserve Bank of India). The Reserve Bank of India is expected to issue guidelines in this regard.

In August 2011, the Reserve Bank of India released a working group report on issues and concerns in the non-bank finance companies sector. Some key recommendations of the group included a minimum asset size of Rs. 500 million with a minimum net owned fund of Rs. 20 million for registering as a non-bank finance company, a minimum Tier I capital of 12% to be achieved in three years; introduction of liquidity ratios, more stringent asset classification and provisioning norms; and limits on exposure to real estate.

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

State Level Financial Institutions

State financial corporations operate at the state level and form an integral part of the institutional financing system. State financial corporations were set up to finance and promote small and medium-sized enterprises. The state financial institutions are expected to achieve balanced regional socio-economic growth by generating employment opportunities and widening the ownership base of industry. At the state level, there are also state industrial development corporations, which provide finance primarily to medium-sized and large enterprises.

Insurance Companies

Currently, there are 47 insurance companies in India, of which 23 are life insurance companies and 24 are general insurance companies. There is also one re-insurance company. Of the 23 life insurance companies, 22 are in the private sector and one is in the public sector. Among the general insurance companies, 18 are in the private sector and six (including the Export Credit Guarantee Corporation of India Limited and the Agriculture Insurance Company of India Limited) are in the public sector. The re-insurance company, General Insurance Corporation of India, is in the public sector. Life Insurance Corporation of India, General Insurance Corporation of India and public sector general insurance companies also provide long-term financial assistance to the industrial sector.

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

In fiscal 2011, the new business weighted individual premium underwritten by the life insurance sector decreased by 8.5% to Rs. 503.68 billion compared to Rs. 550.24 billion in fiscal 2010. Of the above, the share of private sector decreased from 52.3% in fiscal 2010 to 45.7% in fiscal 2011. The gross premium underwritten in the general insurance sector amounted to Rs. 425.69 billion in fiscal 2011 as against Rs. 349.84 billion in fiscal 2010, recording a year-on-year growth of 21.7%. The share of the private sector increased from 40.9% in fiscal 2010 to 43.3% in fiscal 2011.

Effective September 2010, the Insurance Regulatory and Development authority introduced revisions to the unit-linked insurance products such as an increase in the lock-in period from three years to five years, a minimum mortality cover, a cap on surrender and other charges and a minimum guaranteed return of 4.5% on pension annuity products. The minimum guaranteed return of 4.5% on pension products was applicable up to year-end fiscal 2011. From fiscal 2012 the guaranteed return is 50 basis points above the average reverse repo rate subject to a maximum of 6% and a minimum of 3%. On October 21, 2010, the Insurance Regulatory and Development Authority stipulated that insurers would not be permitted to sell universal life insurance products until guidelines on the regulation of such products were finalized. In November 2010, the Insurance Regulatory and Development Authority issued the final guidelines on universal life insurance products. The guidelines state that universal life products will be known as variable insurance products. Variable insurance products are defined as non-linked life insurance products that provide a death benefit equal to the guaranteed sum assured plus the balance in the policy account and a maturity benefit equal to the balance in the policy account together with a terminal bonus, if any, as applicable. Such products will only provide mortality coverage, and no other contingency will be covered. The sum assured shall be at least ten times the annualized premium. The minimum policy and premium payment term will be five years and there will be a lock-in period of three years. The products must have a guaranteed interest rate, referred to as the minimum floor rate. These changes are expected to impact the life insurance business in India.

With regard to general insurance companies, in March 2011, the Insurance Regulatory and Development Authority conducted an audit of the third party motor insurance pool and concluded that the pool reserves needed to be enhanced significantly. Accordingly, all general insurance companies were stipulated to provide for third party motor pool losses at 153.0% over fiscal 2008 to fiscal 2011 compared to the earlier loss rate of 122-127%. See also

“Risk Factors—Risks Relating to Our Business—Our life insurance business has reported statutory losses since inception until fiscal 2009”. Gross premiums underwritten by general insurance companies moderated in fiscal 2008 and fiscal 2009 owing to de-tariffing of the general insurance sector. Until January 1, 2007, almost 70.0% of the general insurance market was subject to price controls under a tariff regime. With the commencement of a tariff free regime effective January 1, 2007, the resultant competitive pricing led to a significant decrease in premium rates across the industry leading to moderate premium growth during fiscal 2009 and fiscal 2010. During fiscal 2011, industry premium grew by 22.4% as compared to an increase of 13.4% in fiscal 2010. We have joint ventures in each of the life insurance and the general insurance sectors. Our life insurance joint venture, ICICI Prudential Life Insurance Company, is the largest private sector player in the life insurance in India. Our general insurance joint venture, ICICI Lombard General Insurance Company, is the largest private sector player in the general insurance in India.

Mutual Funds

Currently there are 42 mutual funds in India with average assets under management at June 2011 of Rs. 7,435.02 billion. Average assets under management of all mutual funds decreased by 6.3% from Rs. 7,475.3 billion at March 2010 to Rs. 7,005.38 billion at March 2011. From year 1963 to 1987, Unit Trust of India was the only mutual fund operating in the country. It was set up in 1963 at the initiative of the government and the Reserve Bank of India. From 1987 onwards, several other public sector mutual funds entered this sector. These mutual funds were established by public sector banks, the Life Insurance Corporation of India and General Insurance Corporation of India. The mutual funds industry was opened up to the private sector in 1993. The industry is regulated by the Securities and Exchange Board of India (Mutual Fund) Regulation, 1996. Our asset management joint venture, ICICI Prudential Asset Management Company, was among the top three mutual funds in India based on average assets under management for August 2011 with an overall market share of about 10.7%.

In June 2009, the Securities and Exchange Board of India removed the entry load, up-front charges deducted by mutual funds, for all mutual fund schemes and required that the up-front commission to distributors should be paid by the investor to the distributor directly. In February 2010, the Securities and Exchange Board of India introduced guidelines for the valuation of money market and debt securities with a view to ensure that the value of money market and debt securities in the portfolio of mutual fund schemes reflect the current market scenario. The valuation guidelines were effective from August 1, 2010.

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

Committee on the Financial System (Narasimham Committee I)

The Committee on the Financial System (The Narasimham Committee I) was set up in August 1991 to recommend measures for reforming the financial sector. Many of the recommendations made by the committee, which addressed organizational issues, accounting practices and operating procedures, were implemented by the government of India. The major recommendations that were implemented included the following:

•
with fiscal stabilization and the government increasingly resorting to market borrowing to raise resources, the statutory liquidity ratio or the proportion of the banks’ net demand and time liabilities that were required to be invested in government securities was reduced from 38.5% in the pre-reform period to 25.0% in October 1997. The Reserve Bank of India currently requires banking companies to maintain a liquidity ratio of 24.0%;

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

Amendments to Laws Governing Public Sector Banks

In 2006, the Indian Parliament amended the laws governing India’s public sector banks permitting these banks to issue preference shares and make preferential allotments or private placements of equity. The amendments also authorize the Reserve Bank of India to prescribe ‘fit and proper’ criteria for directors of such banks and to permit the supersession of their boards and appointment of administrators in certain circumstances.

Proposed Amendments to the Banking Regulation Act

Legislation seeking to amend the Banking Regulation Act has been introduced in the Indian Parliament. As presently drafted, the main amendments propose to:

•	permit all banking companies to issue preference shares that will not carry any voting rights;

•	make prior approval of the Reserve Bank of India mandatory for the acquisition of more than 5.0% of a banking company’s paid- up capital or voting rights by any individual or firm or group; and

•	remove the 10.0% limit on the maximum voting power exercisable by a shareholder in a banking company.

Insurance Laws (Amendment) Bill 2008

The Insurance Laws (Amendment) Bill 2008 was introduced in the Indian Parliament in 2008 and currently includes the following provisions:

•	raise the foreign investment limit in the insurance sector from 26.0% to 49.0%; and

•	eliminate the requirement that Indian promoters of an insurance company reduce their stake to 26.0% after ten years

Legislative Framework for Recovery of Debts due to Banks

In fiscal 2003, the Indian Parliament passed the Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 (as amended, the “Securitization Act”). The Securitization Act provides that a secured creditor may, in respect of loans classified as non-performing in accordance with the Reserve Bank of India guidelines, give notice in writing to the borrower requiring it to discharge its liabilities within 60 days, failing which the secured creditor may take possession of the assets constituting the security for the loan, and exercise management rights in relation thereto, including the right to sell or otherwise dispose of the assets. The Securitization Act also provides for the setting up of asset reconstruction companies regulated by the Reserve Bank of India to acquire assets from banks and financial institutions. The Reserve Bank of India has issued guidelines for asset reconstruction companies in respect of their establishment, registration and licensing by the Reserve Bank of India, and operations. Asset Reconstruction Company (India) Limited, set up by us, Industrial Development Bank of India, State Bank of India and certain other banks and institutions, received registration from the Reserve Bank of India and commenced operation in August 2003. Foreign direct investment is now permitted in the equity capital of asset reconstruction companies and investment by Foreign Institutional Investors registered with the Securities and Exchange Board of India is permitted in security receipts issued by asset reconstruction companies, subject to certain conditions and restrictions.

Several petitions challenging the constitutional validity of the Securitization Act were filed before the Indian Supreme Court. The Supreme Court, in April 2004, upheld the constitutionality of the Securitization Act, other than the requirement originally included in the Act that the borrower deposit 75.0% of the dues with the debt recovery tribunal as a pre-condition for appeal by the borrower against the enforcement measures. In November 2004, the government of India issued an ordinance amending the Securitization Act. The Indian Parliament has subsequently passed this ordinance as an Act. This Act, as amended, now provides that a borrower may make an objection or representation to a secured creditor after a notice is issued by the secured creditor to the borrower under the Act demanding payment of dues. The secured creditor has to give reasons to the borrower for not accepting the objection or representation. The Act also introduces a deposit requirement for borrowers if they wish to appeal the decision of the debt recovery tribunal. Further, the Act permits a lender to take over the business of a borrower under the Securitization Act under certain circumstances (unlike the earlier provisions under which only assets could be taken over). See also “Supervision and Regulation—Reserve Bank of India Regulations—Regulations Relating to Sale of Assets to Asset Reconstruction Companies”.

Earlier, following the recommendations of the Narasimham Committee, the Recovery of Debts due to Banks and Financial Institutions Act, 1993 was enacted. This legislation provides for the establishment of a tribunal for speedy resolution of litigation and recovery of debts owed to banks or financial institutions. The Act creates tribunals before which the banks or the financial institutions can file a suit for recovery of the amounts due to them. However, if a scheme of reconstruction is pending before the Board for Industrial and Financial Reconstruction, under the Sick Industrial Companies (Special Provision) Act, 1985, no proceeding for recovery can be initiated or continued before the tribunals. This protection from creditor action ceases if the secured creditor takes action under Securitization Act. While presenting its budget for fiscal 2002, the government of India announced measures for the setting up of more debt recovery tribunals and the eventual repeal of the Sick Industrial Companies (Special Provision) Act, 1985. To date, however, this Act has not been repealed.

Corporate Debt Restructuring Forum

The Reserve Bank of India has devised a corporate debt restructuring system to put in place an institutional mechanism for the restructuring of corporate debt. The objective of this framework is to ensure a timely and transparent mechanism for the restructuring of corporate debts of viable entities facing problems, outside the purview of the Board of Industrial and Financial Rehabilitation, debt recovery tribunals and other legal proceedings. In particular, this framework aims to preserve viable corporations that are affected by certain internal and external factors and minimize the losses to the creditors and other stakeholders through an orderly and coordinated restructuring program. The corporate debt restructuring system is a non-statutory mechanism and a voluntary system based on debtor-creditor and inter-creditor agreements.

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

In 1998, the government commissioned the Old Age Social and Income Security project and nominated an expert committee to suggest changes to the existing policy framework. The committee submitted its report in January 2000, recommending a system for private sector management of pension funds to provide market-linked returns. It also recommended the establishment of a separate pension regulatory authority to regulate the pensions system. Subsequently, in the budget for fiscal 2001, the government announced that a high level committee would be formulated to design a contribution-based pension scheme for new government recruits. The government also requested that the Insurance Regulatory and Development Authority draw up a roadmap for implementing the OASIS Report. The Insurance Regulatory and Development Authority submitted its report in October 2001. The report suggested that pension fund managers should constitute a separate legal entity to conduct their pension business. In August 2003, the government announced that it would be mandatory for its new employees (excluding defense personnel) to join a new defined contribution pension scheme where both the government and the employee would make monthly contributions of 10% of the employee’s basic salary. The government also announced that a Pension Fund Development and Regulatory Authority would be set up to regulate the pension industry. The government constituted the interim Pension Fund Development and Regulatory Authority on October 11, 2003. In December 2003, the government announced that the new pension system would be applicable to all new recruits to Indian government service (excluding defense personnel) from January 1, 2004. Further, on December 30, 2004, the government promulgated an ordinance establishing the statutory regulatory body, Pension Fund Regulatory and Development Authority to undertake promotional, developmental and regulatory functions with respect to the pension sector. In March 2005, the government tabled the Pension Fund and Development Authority Bill in Parliament. The Indian government’s budget for fiscal 2006 recognized the opportunities for foreign direct investment in the pension sector and it has also announced that the government would issue guidelines for such investment. In 2009, the government extended the New Pension System to all citizens of India on a voluntary basis, effective from May 1, 2009. Private sector participation in managing pension assets was permitted for the first time in fiscal 2009, and six private sector companies have been issued licenses. See also “Business—Overview”.

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

Credit Policy During Fiscal 2011

During fiscal 2011, the Reserve Bank of India’s monetary policy stance was oriented towards the calibrated normalization of policy rates and liquidity management. The repo rate was increased seven times by 25 basis points each from 5.0% to 6.75%. The reverse repo was increased by 225 basis points from 3.50% at the beginning of the year to 5.75% at end of fiscal 2011. The cash reserve ratio was increased by 25 basis points from 5.75% to 6.0% effective April 24, 2010. As a result of tight liquidity conditions prevailing from June 2010, the Reserve Bank of India reduced the statutory liquidity ratio from 25% to 24% effective December 18, 2010. Also, in November 2010, the Reserve Bank of India announced a temporary liquidity support measure of an exemption of up to 2% in maintaining the statutory liquidity ratio. With a permanent reduction of 1% in the statutory liquidity ratio announced in December 2010, the Reserve Bank of India reduced the temporary exemption from 2% to 1%. Subsequently, in May 2011, the temporary exemption was fully withdrawn. The Reserve Bank of India also announced that it would conduct open market operation auctions.

Other regulatory measures announced in the monetary policy statements include the following:

•	the risk weight for residential housing loans of more than Rs. 7.5 million irrespective of the loan-to-value ratio was increased to 125%.

•	the loan-to-value ratio for housing loans was capped at 80%.

•
standard asset provisioning on home loans sanctioned at teaser rates (loans offered at comparatively lower rate of interest in the first few years, after which rates are reset at higher rates) was increased from 0.4% to 2.0%.

•
the threshold for investments by financial conglomerates in their significant entities was decreased to 20% from the present 30%, while stipulating that where investments exceed 20% of the paid-up capital of such entities, it would be deducted at 50% from Tier I and 50% from Tier II capital.

•
all scheduled commercial banks would convert their opening balance sheet as of April 1, 2013 in compliance with Indian Accounting Standards’ convergence with International Financial Reporting Standards (IFRS).

Credit Policy During Fiscal 2012

Annual Policy Statement for Fiscal 2012

In its annual policy statement for fiscal 2012, announced on May 3, 2011, the Reserve Bank of India increased the repo rate by 50 basis points from 6.75% to 7.25%. The reverse repo rate was increased by 50 basis points from 5.75% to 6.25%. Other measures announced by the Reserve Bank of India were:

•
a single independent varying policy rate was introduced which would be the repo rate. The reverse repo rate would be pegged at a fixed 100 basis points below the repo rate. A new marginal standing facility was introduced from which banks could borrow overnight up to 1% of net demand and time liabilities, for which the interest rate would be 100 basis points above the repo rate

•	savings bank deposit interest rate was increased from 3.5% to 4.0% with immediate effect

•
provisioning requirement for advances classified as sub-standard was increased from 10% to 15%; for secured advances classified as doubtful for up to one year from 20% to 25%, and for those above one year and up to three years from 30% to 40% of loans outstanding.

•	a special committee was set up to examine the existing classification of priority sector and suggest revised guidelines.

Mid-quarter Review of Annual Policy Statement for Fiscal 2012 in June 2011

In its mid-quarter review for fiscal 2012, announced on June 16, 2011, the Reserve Bank of India increased the repo rate by 25 basis points from 7.25% to 7.50%. Consequently, the reverse repo rate was adjusted from 6.25% to 6.50% and the marginal standing facility rate from 8.25% to 8.50%.

First Quarter Review of Annual Policy Statement for Fiscal 2012

In its first quarter review for fiscal 2012, announced on July 26, 2011, the Reserve Bank of India increased the repo rate by 50 basis points from 7.50% to 8.00%. Consequently, the reverse repo rate adjusted from 6.50% to 7.00% and the marginal standing facility rate from 8.50% to 9.00%.

Mid-quarter Review of Annual Policy Statement for Fiscal 2012 in September 2011

In its mid-quarter review for fiscal 2012 announced on September 16, 2011, the Reserve Bank of India increased the repo rate by 25 basis points from 8.00% to 8.25%. Consequently, the reverse repo rate was adjusted from 7.00% to 7.25% and the marginal standing facility rate from 9.00% to 9.25%.

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

In 2005, the Reserve Bank of India introduced stricter regulatory measures for non-bank finance companies, including stringent reporting requirements and revised Know Your Customer guidelines. On December 12, 2006, the Reserve Bank of India issued guidelines on the financial regulation of systematically important non-banking finance companies and banks’ relationships with them with a view to remove the possibility of regulatory arbitrage leading to an uneven playing field and potential systemic risk. Within non-deposit taking non-banking finance companies, the guidelines classify those with an asset size above Rs. 1.0 billion as per the last audited balance sheet as systemically important. These non-banking finance companies are required to maintain a minimum capital to risk weighted assets ratio of 10.0%, in addition to conforming to single and group exposure norms. The guidelines restrict banks’ holdings in a deposit taking non-banking financial company, excluding housing finance companies, to 10.0% of the paid up equity capital of the non-banking financial company. The total exposure to a single non-

banking financial company has been limited to 10.0% of a bank’s capital funds (15.0% in the case of an asset finance company). The limit may be increased to 15.0% and 20.0%, respectively, provided that the excess exposure is on account of funds lent by the non-banking financial company to the infrastructure sector. In August 2008, the Reserve Bank of India issued draft guidelines covering non-deposit taking non-banking finance companies. It was proposed that non-deposit taking non-banking finance companies with asset size of Rs. 1.0 billion and above will have to maintain capital to risk weighted assets ratio of 12.0% against the current minimum of 10.0%. The capital adequacy ratio was proposed to be increased to 15.0% from April 2009. In the annual policy statement announced on April 21, 2009, the Reserve Bank of India deferred the implementation of capital to risk weighted assets of 12.0% to March 31, 2010 and of 15.0% to March 31, 2011.

As per existing instructions of the Reserve Bank of India, non-banking finance companies in India having assets of Rs. 500 million and above as per their last audited results are required to constitute an audit committee, consisting of no less than three members of its board of directors. In May 2007 the Reserve Bank of India announced that non-banking finance companies with deposit base of Rs. 200 million and above may also consider constituting an audit committee on similar lines. Further, the Reserve Bank of India has also instructed non-banking finance companies with public deposits of Rs. 200 million and above or having an asset size of Rs. 1.0 billion or above to form a nomination committee to ensure ‘fit and proper’ status of proposed/existing directors for such companies. The Reserve Bank of India also instructed such non-banking finance companies to form a risk management committee to manage integrated risk. Additionally, the Reserve Bank of India also prohibited such non-banking finance companies from extending loans, advances or non-fund based facilities or any other financial accommodation/facilities to their directors and/or certain other connected persons. The Reserve Bank of India classifies non-bank finance companies under three categories—asset finance companies, loan companies and investment companies. In February 2010, the Reserve Bank of India introduced a fourth category of non-banking financial company, called infrastructure finance companies.

SUPERVISION AND REGULATION

The main legislation governing commercial banks in India is the Banking Regulation Act. The provisions of the Banking Regulation Act are in addition to and not, save as expressly provided in the Banking Regulation Act, in derogation of the Companies Act, 1956 and any other law for the time being in force. Other important laws include the Reserve Bank of India Act, the Negotiable Instruments Act, the Foreign Exchange Management Act and the Banker’s Books Evidence Act. Additionally, the Reserve Bank of India, from time to time, issues guidelines to be followed by banks. Compliance with all regulatory requirements is evaluated with respect to financial statements under Indian GAAP. Banking companies in India are also subject to the purview of the Companies Act and if such companies are listed on a stock exchange in India, then various regulations of the Securities Exchange Board of India would additionally apply to such companies.

Reserve Bank of India Regulations

Commercial banks in India are required under the Banking Regulation Act to obtain a license from the Reserve Bank of India to carry on banking business in India. This license is subject to such conditions as the Reserve Bank of India may choose to impose. Before granting the license, the Reserve Bank of India must be satisfied that certain conditions are complied with, including, but not limited to, (i) that the bank has the ability to pay its present and future depositors in full as their claims accrue; (ii) that the affairs of the bank will not be or are not likely to be conducted in a manner detrimental to the interests of present or future depositors; (iii) that the bank has adequate capital and earnings prospects; and (iv) that the public interest will be served if such license is granted to the bank. The Reserve Bank of India can cancel the license if the bank fails to meet the above conditions or if the bank ceases to carry on banking operations in India.

ICICI Bank, because it is licensed as a banking company, is regulated and supervised by the Reserve Bank of India. The Reserve Bank of India requires us to furnish statements and information relating to our business. It has issued, among others, guidelines for commercial banks on recognition of income, classification of assets, exposure norms on concentration risk, valuation of investments, maintenance of capital adequacy and provisioning for non-performing assets. The Reserve Bank of India has set up a Board for Financial Supervision, under the chairmanship of the Governor of the Reserve Bank of India. The appointment of the auditors of banks is subject to the approval of the Reserve Bank of India. The Reserve Bank of India can direct a special audit in the interest of the depositors or in the public interest.

Regulations Relating to the Opening of Branches

Section 23 of the Banking Regulation Act provides that banks must obtain the prior approval of the Reserve Bank of India to open new branches. Permission is granted on an annual basis based on factors such as the financial condition and history of the banking company, its management, adequacy of capital structure and earning prospects and the public interest. In December 2009, branch openings in tier 3 to tier 6 centers (centers with population up to 49,999), as defined on the basis of population census of 2001, were exempted from the requirement of prior approval. Further, to strengthen the branch network in unbanked rural areas, in the monetary policy review for fiscal 2012 banks were mandated to allocate 25% of the total number of new branches opened during a year to unbanked rural areas, which are tier 5 and tier 6 cities. However, banks are required to report the opening of such branches to the Reserve Bank of India. The Reserve Bank of India may cancel the license for violations of the conditions under which the branch license is granted. Under the banking license granted to us by the Reserve Bank of India, we are required to locate at least 25.0% of our branches in rural and semi-urban areas. A rural area is defined as a center with a population of less than 10,000. A semi-urban area is defined as a center with a population of greater than 10,000 but less than 100,000. These population figures relate to the 2001 census conducted by the government of India. The Reserve Bank of India discusses with individual banks their branch expansion strategies and plans over the medium term. The term “branch” for this purpose would include a full-fledged branch, an extension counter, off-site ATMs, administrative office, and back offices. While processing authorization requests, the Reserve Bank of India gives importance to the nature and scope of banking services particularly in under-banked areas, credit flow to the priority sector and efforts to promote financial inclusion, the need to induce enhanced competition in the banking sector, the bank’s regulatory compliance, quality of governance, risk management and relationships with subsidiaries and affiliates. In its annual policy statement for fiscal 2010, announced on April 21, 2009, the Reserve Bank of India permitted banks to install offsite ATMs without prior permission. In July 2010, permission was granted to schedule commercial banks to operate well-protected vans as mobile branches or ATMs in tier 3 to tier 6 cities.

Capital Adequacy Requirements

We are required to comply with the capital adequacy guidelines of the Basel II framework as implemented by the Reserve Bank of India effective fiscal 2008. Before that time, Basel I guidelines were applicable. The Reserve Bank of India guidelines for Basel II require banks to maintain a minimum capital to risk weighted asset ratio of 9.0% on an ongoing basis, of which a minimum of 6.0% must be tier I capital. The guidelines stipulate that investments above 30.0% in the paid up equity of financial subsidiaries and associates (including insurance companies) which are not consolidated for capital purposes and investments in other instruments eligible for regulatory capital status in those entities must be deducted to the extent of 50.0% from tier I capital and 50.0% from tier II capital. Banks are required to maintain capital adequacy based on the higher of minimum capital required under Basel II or the prudential floor specified for minimum capital required under Basel I. The prudential floor for Basel I for fiscal 2008 and fiscal 2009 was 100.0% and 90.0% respectively, and from fiscal 2010 onwards the floor was set at 80.0%, until further clarification.

The total capital of a bank is classified into tier I and tier II capital. Tier I capital provides the most permanent and readily available support against unexpected losses. As per the prudential guidelines issued by the Reserve Bank of India, it comprises paid-up equity capital, reserves consisting of any statutory reserves, other disclosed free reserves, capital reserves representing surplus arising out of sale proceeds of assets, innovative perpetual debt instruments, perpetual non-cumulative preference shares and any other type of instrument generally notified by the Reserve Bank of India from time to time for inclusion in tier I capital. Intangible assets and losses in the current period and those brought forward from previous periods are deducted from tier I capital. Any deferred tax asset is treated as an intangible asset and deducted from tier I capital. In July 2009, the Reserve Bank of India stipulated that the special reserve created by banks should be considered net-of-tax payable in the tier I capital.

Tier II capital includes undisclosed reserves, revaluation reserves (at a discount of 55.0% while determining their value for inclusion in tier II capital), general provisions and loss reserves (allowed up to a maximum of 1.25% of total risk weighted assets), subordinated debt capital instruments classified into upper tier II and lower tier II, and any other type of instrument generally notified by the Reserve Bank of India from time to time for inclusion in tier II capital. Upper tier II capital is comprised of instruments with an original maturity of minimum fifteen years. Further, upper tier II capital instruments can be issued with a call option, which can be exercised by the bank only after the expiry of ten years from the date of issue and with the prior approval of the Reserve Bank of India. Lower tier II capital is comprised of instruments with an original maturity of minimum five years. Further, lower tier II capital instruments can be issued with a call option, which can be exercised by the bank only after the expiry of five years from the date of issue and with the prior approval of the Reserve Bank of India.  Commencing five years from maturity, any subordinated debt is subject to progressive discounting each year for inclusion in tier II capital. Lower tier II subordinated debt eligible for inclusion in tier II capital cannot exceed 50.0% of tier I capital after all deductions. Total tier II capital cannot exceed 100.0% of tier I capital after all deductions.

The Reserve Bank of India has issued guidelines permitting banks to issue perpetual debt with a call option which may be exercised after not less than ten years, with its prior approval, for inclusion in tier I capital up to a maximum of 15.0% of total tier I capital. Banks are permitted to issue innovative instruments in foreign currency without seeking the prior approval of the Reserve Bank of India, subject to compliance with the conditions that (i) perpetual debt instruments issued in foreign currency should comply with all terms and conditions as applicable to such instruments issued in Indian Rupees; and (ii) not more than 49.0% of the eligible amount that can be raised by the banks through issue of the perpetual debt instruments can be issued in foreign currency. The Reserve Bank of India has also permitted banks to issue debt instruments with a minimum maturity of 15 years and a call option after not less than ten years, to be exercised with its prior approval, for inclusion in upper tier II capital. In July 2006, the Reserve Bank of India issued guidelines permitting the issuance of tier I and tier II debt instruments denominated in foreign currencies. In October 2007, to enhance the range of eligible instruments available to banks for capital adequacy purposes, the Reserve Bank of India issued guidelines permitting banks to issue preference shares as part of regulatory capital. Banks have been allowed to issue perpetual non-cumulative preference shares as part of tier I capital and perpetual cumulative preference shares, redeemable non-cumulative preference shares and redeemable cumulative preference shares as part of tier II capital. Further, the Indian Parliament amended the laws governing

India’s public sector banks, thus permitting these banks to issue preference shares and make preferential allotments or private placements of equity. According to current provisions, private sector banks in India are not permitted to issue preference shares. In September 2009, the Reserve Bank of India issued guidelines permitting banks to issue subordinated debt as lower tier II capital with call and step-up options. In January 2011, the Reserve Bank of India directed banks not to issue tier I or tier II capital instruments with step-up options for these instruments to qualify as regulatory capital under the new definitions stipulated by the Basel III framework formulated by the Basel Committee on Banking Supervision and which is expected to be implemented in a phased manner between January 1, 2013 and January 1, 2019.

The Reserve Bank of India guidelines on Basel II are comprised of three pillars, which are: (i) Pillar 1 – minimum capital requirements for credit risk, market risk and operational risk; (ii) Pillar 2 – Supervisory Review Process; (iii) Pillar 3 – Market Discipline. Under Pillar 1, the Bank follows the Standardized Approach for the measurement of credit and market risks and the Basic Indicator Approach for the measurement of operational risk. In the measurement of risk-weighted assets on account of credit risk, degrees of credit risk expressed as a percentage weighting have been assigned to various balance sheet asset items and off-balance sheet items. The credit equivalent value of off-balance sheet items is determined by applying conversion factors to the notional amount of the off-balance sheet items. The value of each item is multiplied by the relevant risk weight (and conversion factor for off-balance sheet items) to produce risk-adjusted values of assets and off-balance sheet items. Consumer credit exposures attract a risk weight of 125.0% and exposures meeting the qualifying criteria of regulatory retail, defined by the Reserve Bank of India, attract a risk weight of 75.0%. Loans secured by residential property attract a differential risk weight ranging from 50.0% to 100.0% based on the size of the loan and the loan-to-value ratio, except for residential loans of Rs. 7.5 million and above, which attract a risk weight of 125%, irrespective of the loan-to-value ratio. Further, restructured housing loans are required to be risk weighted with an additional risk weight of 25.0%. Credit exposures to rated corporations other than specified categories such as commercial real estate, non-deposit taking systemically important non-banking finance companies, venture funds and capital markets, are risk weighted based on the external credit ratings at a facility level, with the risk weight ranging from 20% to 150% and unrated corporate exposures being risk weighted at 100%. Credit exposures to commercial real estate and non-deposit taking systemically important non-banking finance companies are risk weighted at 100.0%, exposures to capital markets are risk weighted at 125% and exposure to venture capital funds are risk weighted at 150.0%. Capital requirements for market risk are applicable to the trading book exposure (including derivatives) and securities included in the available-for-sale category. Capital requirements for operational risk are computed based on a 15% of average of gross income for the previous three financial years.

The Reserve Bank of India has issued a timetable for the migration of Indian Banks to the advanced approaches of the Basel II framework in India. As per the timelines set, banks intending to migrate to the Internal Models Approach for market risk and the standardized approach for operational risk are required to apply to the Reserve Bank of India after April 1, 2010. Banks intending to migrate to the Advanced Measurement Approach for operational risk and internal ratings based approaches for credit risk, are required to apply to the Reserve Bank of India after April 1, 2012. ICICI Bank is in the process of implementing various projects for  migrating to the advanced approaches of Basel II.

Under the Pillar 2 norms, banks are required to develop and put in place, with approval of their boards, an Internal Capital Adequacy Assessment Process commensurate with their size, level of complexity, risk profile and scope of operations. The Reserve Bank of India has also issued guidelines on stress testing to advise banks to put in place appropriate stress testing policies and frameworks, including “sensitivity tests” and “scenario tests”, for the various risk factors, the details and results of which are included in the Internal Capital Adequacy Assessment Process.

Under the Pillar 3 norms, banks must make a set of disclosures on their capital adequacy and risk management framework.

In order to strengthen the resilience of the banking sector to potential future shocks, together with ensuring adequate liquidity in the banking system, the Basel Committee on Banking Supervision issued consultative documents on capital and liquidity (also known as “Basel III” proposals) on December 17, 2009. Following a consultation phase on these proposals, the final set of Basel III rules were issued on December 16, 2010. The Basel Committee on Banking Supervision has stipulated a phased implementation of the Basel III framework between

January 1, 2013 and January 1, 2019. See also “Operating And Financial Review And Prospects—Capital Resources—Impending regulatory developments associated with capital adequacy—Basel III.”

Loan Loss Provisions and Non-Performing Assets

The Reserve Bank of India issued consolidated instructions and guidelines until June 30, 2010 relating to income recognition, asset classification and provisioning standards in the Master Circular - Prudential Norms on Income Recognition, Asset Classification and Provisioning pertaining to Advances dated July 1, 2010. These guidelines are revised from time to time. Similarly, the Reserve Bank of India consolidated all instructions and guidelines until June 30, 2010 relating to valuation of investments in Master Circular — Prudential Norms for Classification, Valuation and Operation of Investment Portfolio by Banks dated July 1, 2010. These guidelines are also revised from time to time.

The principal features of the Reserve Bank of India guidelines, which have been implemented with respect to our loans, debentures, lease assets, hire purchases and bills in our Indian GAAP financial statements are set forth below.

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

In March 2010, norms were issued pertaining to the restructuring of advances for infrastructure and non-infrastructure projects, where such projects were classified as projects under implementation. In case of infrastructure projects, a loan would be classified as non-performing if it failed to commence commercial operations within two years from the documented date of commencement, unless it is restructured during the period. In case of non-infrastructure projects, a loan would be classified as non-performing if it failed to commence commercial operations within six months from the documented date of commencement, unless it is restructured during the period. Any extension of the date of commencement of commercial operations would also be treated as restructuring of the account.

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

Provisioning and Write-Offs

Provisions under the Indian GAAP are based on guidelines specific to the classification of the assets. The following guidelines apply to the various asset classifications:

•
Standard Assets: A general provision of 0.40% (0.25% until fiscal 2005) is required, other than for direct advances to the agriculture and small and medium enterprise sectors which continue to attract a provisioning of 0.25%. In fiscal 2007, the Reserve Bank of India increased the general provisioning requirement for standard advances in specific sectors including residential housing loans greater than Rs 2.0 million from 0.40% to 1.00%. In January 2007, the general provisioning requirement for real estate sector loans (excluding residential housing loans), credit card receivables, loans and advances qualifying as capital market exposure, personal loans and exposures to non-deposit taking systemically important non-banking finance companies was increased to 2.0%. In November 2008, the Reserve Bank of India reinstated the general provisioning requirement on incremental advances for all types of standard assets to the uniform level of 0.40%, except in the case of direct advances to the agricultural and small and medium enterprise sectors, which continued to attract provisioning of 0.25%. The revised norms were effective prospectively but the existing provisions held by banks could not be reversed. On November 5, 2009, the Reserve Bank of India increased general provisioning requirements for advances to commercial real estate classified as standard assets from 0.40% to 1.00%. From December 2010, the Reserve Bank of India increased the standard asset provisioning requirement to 2.0% on housing loans, where such loans are made at comparatively lower interest rates for the first year of the loan, after which the rates are reset at higher rates. In May 2011, the Reserve Bank of India increased the provision for restructured non-performing advances when upgraded to standard assets to 2.0% in the first year of upgradation from the earlier level of 0.25-1.0%.

•
Sub-Standard Assets: A general provision of 15.0% of the total outstanding is required with effect from May 2011. This was an increase over the earlier requirement of 10.0% through March 31, 2011. However, unsecured exposures, which are identified as sub-standard, attract an additional provision of 10.0%, i.e., a total of 25.0% on the outstanding balance.

•
Doubtful Assets: A 100.0% provision/write-off is required against the unsecured portion of the doubtful asset and charged against income. With effect from fiscal 2012, for the secured portion of assets classified as doubtful, 25.0% provision is required to be made for assets that have been classified as doubtful for a year (20% through fiscal 2011), 40.0% for assets that have been classified as doubtful for one to three years (30% through fiscal 2011) and 100.0% assets classified as doubtful for more than three years. The value assigned to the collateral securing a loan is the amount reflected on the borrower’s books or the realizable value determined by third party appraisers.

•	Loss Assets: The entire asset is required to be written off or provided for.

•
Restructured Loans: Until August 27, 2008, a provision equal to the difference between the present value of the future interest as per the original loan agreement and the present value of future interest on the basis of rescheduled terms at the time of restructuring was required to be made. For loans restructured after August 27, 2008, a provision equal to the difference between the fair value of the loan before and after restructuring is required to be made. The fair value of the loan before restructuring is computed as the present value of cash flows representing the interest at the existing rate charged on the loan before restructuring and the principal. The fair value of the loan after restructuring is computed as the present value of cash flows representing the interest at the rate charged on the loan on restructuring and the principal. Both sets of cash flows are discounted by the bank’s Benchmark Prime Lending Rate as on the date of restructuring plus the appropriate term premium and credit risk premium for the borrower category on the date of restructuring. In May 2011, the Reserve Bank of India announced that restructured accounts classified as standard advances would attract a provision of 2.0% in the first two years from the date of restructuring.

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

In addition, in its second quarter review of the Monetary Policy 2009-10 on October 27, 2009 the Reserve Bank of India had advised Indian banks to increase their total provisioning coverage ratio, including floating provisions and prudential/technical write-offs, to 70% by September 30, 2010. The Reserve Bank of India allowed the banks to include prudential/technical write-off in both the gross non-performing assets and the provisions held in the calculation of provisioning coverage ratio. We had been permitted by the Reserve Bank of India to achieve the stipulated level of provisioning coverage of 70% in a phased manner by March 31, 2011. In April 2011, the Reserve Bank of India stipulated that banks would be required to maintain their provisioning coverage ratios with reference to their gross non-performing assets position at September 30, 2010 and not on an ongoing basis. Also, as per a further clarification from the Reserve Bank of India, any surplus provisioning should not be written-back but should be segregated into a “countercyclical provisioning buffer” and banks will be allowed to use this buffer to make specific provisions for non-performing assets during a system-wide downturn. See also “Risk Factors—Risks Relating to Our Business—Further deterioration of our non-performing asset portfolio combined with recent Reserve Bank of India requirements that all Indian banks increase their provisioning coverage as a percentage of gross non-performing assets could adversely affect our business”.

Regulations Relating to Making Loans

The provisions of the Banking Regulation Act govern the making of loans by banks in India. The Reserve Bank of India also issues directions covering the loan activities of banks. These directions and guidelines issued by the Reserve Bank of India have been consolidated in Master Circular — Loans and Advances — Statutory and Other Restrictions dated July 1, 2010. These guidelines and directions are revised from time to time by the Reserve Bank of India. Some of the major guidelines of the Reserve Bank of India, which are now in effect, are as follows:

•
The Reserve Bank of India has prescribed norms for bank lending to non-bank finance companies in terms of Master Circular — Bank Finance to Non-banking finance companies dated July 1, 2010 and financing of public sector disinvestment.

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

In June 2005, the Reserve Bank of India issued guidelines requiring banks to put in place a policy for exposure to real estate with the approval of their boards. The policy is required to include exposure limits, collaterals to be considered, collateral cover and margins and credit authorization. The Reserve Bank of India has also permitted banks to extend financial assistance to Indian companies for acquisition of equity in overseas joint ventures or wholly owned subsidiaries or in other overseas companies, new or existing, as strategic investment. Banks are not permitted to finance acquisitions by companies in India. With regards to mortgages, in May 2011 the Reserve Bank of India imposed a ceiling on the loan-to-value ratio in respect of housing loans at 80.0%. Small value loans of less than Rs. 2.0 million were permitted to have a loan-to-value ratio not exceeding 90.0%.

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

Regulations Relating to Sale of Assets to Asset Reconstruction Companies

The Securitization Act provides for the sale of financial assets by banks and financial institutions to asset reconstruction companies. The Reserve Bank of India has issued guidelines to banks on the process to be followed for sales of financial assets to asset reconstruction companies. These guidelines provide that a bank may sell financial assets to an asset reconstruction company provided the asset is a non-performing asset. These assets are to be sold on ‘without recourse’ basis only. A bank may sell a standard asset only if the borrower has a consortium or multiple banking arrangements, at least 75.0% by value of the total loans to the borrower are classified as non-performing and at least 75.0% by value of the banks and financial institutions in the consortium or multiple banking arrangements agree to the sale. The banks selling financial assets should ensure that there is no known liability devolving on them and that they do not assume any operational, legal or any other type of risks relating to the financial assets sold. Further, banks may not sell financial assets at a contingent price with an agreement to bear a part of the shortfall on ultimate realization. However, banks may sell specific financial assets with an agreement to share in any surplus realized by the asset reconstruction company in the future. While each bank is required to make its own assessment of the value offered in the sale before accepting or rejecting an offer for purchase of financial assets by an asset reconstruction company, in consortium or multiple banking arrangements where more than 75.0% by value of the banks or financial institutions accept the offer, the remaining banks or financial institutions are obliged to accept the offer. Consideration for the sale may be in the form of cash, bonds or debentures or security receipts or pass through certificates issued by the asset reconstruction company or trusts set up by it to acquire the financial assets. The Reserve Bank of India has prescribed that the plan of realization for reconstruction of assets shall not exceed 5 years from the date of acquisition of the asset. In April 2009, as an interim measure, the Reserve Bank of India allowed an extension of 2 years for realization of the assets in respect of the security receipts issued by securitization/asset reconstruction companies, which have been outstanding for more than 5 years. See also “Overview of the Indian Financial Sector—Recent Structural Reforms—Legislative Framework for Recovery of Debts Due to Banks”.

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

Guidelines on Sale and Purchase of Non-performing Assets

In July 2005, the Reserve Bank of India issued guidelines on sales and purchases of non-performing assets between banks, financial institutions and non-bank finance companies. These guidelines require that the board of directors of the bank must establish a policy for purchases and sales of non-performing assets. Purchases and sales of non-performing assets must be without recourse to the seller and on a cash basis, with the entire consideration being paid up front. An asset must have been classified as non-performing for at least two years by the seller to be eligible for sale. The purchasing bank must hold the non-performing asset on its books for at least 15 months before it can sell the asset to another bank. The asset cannot be sold back to the original seller.

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

Directed Lending

Priority Sector Lending

Until year-end fiscal 2007 the Reserve Bank of India’s directed lending norms required commercial banks to lend a certain percentage of their net bank credit to specific sectors (the priority sectors), such as agriculture, small-scale industry, small businesses and housing finance. Total priority sector advances were set at 40.0% of net bank credit with agricultural advances required to be 18.0% of net bank credit and advances to weaker sections required to be at 10.0% of the net bank credit, and 1.0% of the previous year’s total advances outstanding is required to be lent under the Differential Rate of Interest scheme. In April 2007, the Reserve Bank of India issued revised guidelines on lending to the priority sector. The Reserve Bank of India has linked the priority sector lending targets to adjusted net bank credit (net bank credit plus investments made by banks in non-statutory liquidity bonds included in the held to maturity category and excluding recapitalization bonds floated by the government) or credit equivalent amount of off-balance sheet exposure, whichever is higher as of previous fiscal years. Under the revised guidelines the limit on the housing loans eligible for priority sector lending has been increased from Rs. 1.5 million to Rs. 2 million per borrower. In February 2011, the limit on housing loans eligible for priority sector lending was further enhanced to Rs. 2.5 million per borrower. The guidelines have capped eligible direct agriculture finance to non-individuals (i.e., partnership firms, corporations and institutions) at Rs. 10 million per borrower. One-third of loans in excess of Rs. 10 million per borrower would also be considered as direct finance while the remaining two-thirds would constitute indirect finance. In December 2007, guidelines issued by the Reserve Bank of India permitted banks to classify loans granted to regional rural banks for on-lending to agriculture and allied activities as indirect finance.

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

In addition, investments made by banks after year-end fiscal 2007 in bonds issued by the National Bank for Agriculture and the Rural Development in lieu of non-achievement of priority sector lending targets are no longer be considered as indirect finance. However, existing investments in such bonds were allowed to be classified as indirect agriculture finance until fiscal 2010. In December 2008, loans granted by banks to housing finance companies for on-lending for housing up to Rs. 2 million of each loan were classified as priority sector loans.

In February 2011, the Reserve Bank of India issued guidelines excluding loans sanctioned to non-banking finance companies which are then lent onwards to individuals and entities with gold jewelry as collateral, from classification as direct agriculture lending under priority sector requirements. Similarly, investments made by banks in securitized assets originated by non-banking finance companies, where the underlying assets were loans against gold jewelry, and the purchase/assignment of a gold loan portfolio from non-banking finance companies were also made ineligible for classification under agriculture sector lending. In May 2011, the Reserve Bank of India issued guidelines declassifying fresh loans to non-banking finance companies for on-lending to individuals from priority sector effective from April 1, 2011. However, loans to microfinance institutions, including non-banking finance companies operating as micro finance companies, for on-lending to individuals continued to be eligible for classification under the priority sector category.

Prior to the amalgamation, the advances of ICICI were not subject to the requirement applicable to banks in respect of priority sector lending. Pursuant to the terms of the Reserve Bank of India’s approval of the amalgamation, we are required to maintain a total of 50.0% of our domestic adjusted net bank credit (net bank credit until year-end fiscal 2007) on the residual portion of our advances (i.e., the portion of our total advances excluding advances of ICICI) in the form of priority sector advances. This additional requirement of 10.0% by way of priority sector advances will apply until such time as the aggregate priority sector advances reach a level of 40.0% of our total adjusted net bank credit. Any shortfall in the amount required to be lent to the priority sectors may be required to be deposited with the National Bank for Agriculture and the Rural Development. These deposits have a maturity period of up to seven years. The Reserve Bank of India has stipulated that the Bank will be required to extent 38.5% of its adjusted net bank credit (including the advance of ICICI) to priority sector in fiscal 2012 and achive the target of extending 40.0% of adjusted net bank credit from fiscal 2013. As a result of this, the Bank’s priority sector lending requirements are expected to increase.

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

Limits on Exposure to Non-banking finance companies

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

Regulations Relating to Investments and Capital Market Exposure Limits

Pursuant to the Reserve Bank of India guidelines, a bank’s exposure to capital markets in all forms (both fund based and non-fund based) by way of investments in shares, convertible debentures, units of equity oriented mutual funds and loans to brokers, should not exceed 40% of its net worth on a stand-alone and consolidated basis. Within this limit direct investments in shares, convertible bonds/debentures, units of equity oriented mutual funds and all exposures to venture capital funds have been restricted to 20.0% of their net worth.

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

In November 2003, the Reserve Bank of India issued guidelines on investments by banks in non-statutory liquidity ratio securities issued by companies, banks, financial institutions, central and state government sponsored institutions and special purpose vehicles. These guidelines apply to primary market subscriptions and secondary market purchases. Pursuant to these guidelines, banks are prohibited from investing in non-statutory liquidity ratio securities with an original maturity of less than one year, other than commercial paper and certificates of deposits. Banks are also prohibited from investing in unrated securities. A bank’s investment in unlisted non-statutory liquidity ratio securities may not exceed 10.0% of its total investment in non-statutory liquidity ratio securities at the end of the preceding fiscal year with a sub-ceiling of 5.0% for investments in bonds of public sector undertakings. These guidelines do not apply to investments in security receipts issued by securitization or reconstruction companies registered with the Reserve Bank of India and asset backed securities and mortgage backed securities with a minimum investment grade credit rating. These guidelines were effective April 1, 2004, with provision for compliance in a phased manner by January 1, 2005. In December 2007, the Reserve Bank of India permitted banks to invest in unrated bonds of corporations engaged in infrastructure activities within the ceiling of 10.0% for unlisted non-statutory liquidity ratio securities in order to encourage flow of credit to infrastructure sector.

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

See also “Business—Loan Portfolio—Loan Concentration”.

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

•
The entire investment portfolio is required to be classified under three categories: (a) held to maturity, (b) held for trading and (c) available-for-sale. Held to maturity includes securities so classified in accordance with the Reserve Bank of India guidelines; held for trading includes securities acquired with the intention of being traded to take advantage of the short-term price/interest rate movements; and available-for-sale includes securities not included in held to maturity and held for trading. Banks should decide the category of investment at the time of acquisition.

•
The held to maturity category can include statutory liquidity ratio securities up to 25 percent of the demand and time liabilities and certain non-statutory liquidity ratio securities, including fresh re-capitalization bonds received from the government of India towards re-capitalization requirement and held in the investment portfolio, fresh investment in the equity of subsidiaries and joint ventures, Rural Infrastructure Development Fund/Small Industries Development Board of India/Rural Housing Development Fund deposits and investment in long-term bonds (with a minimum residual maturity of seven years) issued by companies engaged in infrastructure activities. From December 18, 2010, the Reserve Bank of India reduced the statutory liquidity ratio from 25 percent to 24 percent.

•
Profit or loss on the sale of investments in both held for trading and available-for-sale categories are taken in the income statement. Profit on the sale of investments in the held to maturity category, net of tax and statutory reserve, is appropriated to the capital reserve account after being taken in the income statement. Loss on any sale is recognized in the income statement.

•
The market price of the security available from the stock exchange, the price of securities in subsidiary general ledger transactions, the Reserve Bank of India price list or prices declared by Primary Dealers Association of India jointly with the Fixed Income Money Market and Derivatives Association of India serves as the “market value” for investments in available-for-sale and held for trading securities.

•
Investments under the held for trading category should be sold within 90 days; in the event of inability to sell due to adverse factors including tight liquidity, extreme volatility or a unidirectional movement in the market, the unsold securities should be shifted to the available-for-sale category.

•
Shifting of investments from or to held to maturity may be done with the approval of the board of directors once a year, normally at the beginning of the accounting year; shifting of investments from available-for-sale to held for trading may be done with the approval of the board of directors, the Asset-liability Management Committee or the Investment Committee; shifting from held for trading to available-for-sale is generally not permitted.

•
In September 2004, the Reserve Bank of India announced that it would set up an internal group to review the investment classification guidelines to align them with international practices and the current state of risk management practices in India, taking into account the unique requirement applicable to banks in India of maintenance of a statutory liquidity ratio equal to 25.0% of their demand and time liabilities. In the meanwhile, the Reserve Bank of India has permitted banks to exceed the limit of 24.0% of investments for the held to maturity category provided the excess comprises only statutory liquidity ratio investments and the aggregate of such investments in the held to maturity category do not exceed 24.0% of the demand and time liabilities. The Reserve Bank of India permitted banks to transfer additional securities to the held to maturity category as a one time measure, in addition to the transfer permitted under the earlier guidelines. The transfer had to be done at the lower of acquisition cost, book value or market value on the date of transfer and the depreciation needed to be fully provided for. From December 18, 2010, the Reserve Bank of India has reduced the statutory liquidity ratio from 25.0% to 24.0%.

Held to maturity securities need not be marked to market and are carried at acquisition cost, unless it is more than the face value, in which case the premium should be amortized over the period remaining to maturity.

Investments under available-for-sale category could be marked to market at quarterly intervals and held for trading securities valued at market at monthly intervals. Depreciation or appreciation for each basket within the available-for-sale and held for trading categories is aggregated. Net appreciation in each basket, if any, which is not realized, is ignored, while net depreciation is provided for.

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

In July 2011, the Reserve Bank of India issued a prudential cap on banks’ investments in liquid schemes of debt oriented mutual funds. The stipulated cap is 10% of net worth as on March 31 of the previous year.

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

Subsidiaries and Other Financial Sector Investments

We need the prior permission of the Reserve Bank of India to incorporate a subsidiary. We are required to maintain an “arms’ length” relationship with our subsidiaries and with mutual funds sponsored by us in regard to business parameters such as not taking undue advantage in borrowing/lending funds, transferring/selling/buying of securities at rates other than market rates, giving special consideration for securities transactions, in supporting/financing the subsidiary or financing our clients through them when we are not able or not permitted to do so our self. We have to observe the prudential norms stipulated by the Reserve Bank of India, from time to time, in respect of our underwriting commitments. Pursuant to such prudential norms, our underwriting or the underwriting commitment of our subsidiaries under any single obligation shall not exceed 15.0% of an issue. We also need the prior specific approval of the Reserve Bank of India to participate in the equity of financial services ventures including stock exchanges and depositories notwithstanding the fact that such investments may be within the ceiling (the lower of 30.0% of the paid-up capital of the investee company or 30.0% of the investing bank’s own paid up capital and reserves) prescribed under Section 19(2) of the Banking Regulation Act. Our investment in a subsidiary company, financial services company, financial institution and stock and other exchanges cannot exceed 10.0% of our paid-up capital and reserves and our aggregate investments in all such companies, financial institutions, stock and other exchanges put together cannot exceed 20.0% of our paid-up capital and reserves. In August 2006, the Reserve Bank of India issued guidelines that included banks’ investments in venture capital funds in this limit. Subsequently the Reserve Bank of India has clarified that investments in overseas banking subsidiaries may be excluded from this limit.

In July 2011, the Reserve Bank of India issued draft guidelines on equity investments in subsidiaries and other companies, wherein investments in non-financial services companies was also considered in the aggregate investments capped at 20% of a bank’s paid up capital and reserves. As per the guidelines, the maximum permissible shareholding in a non-financial services company was reduced from the current 30% to a new limit of 10%.

Holding Companies

In August 2007, the Reserve Bank of India issued a discussion paper on holding companies in banking groups, on which it has invited comments. In the discussion paper, the Reserve Bank of India has stated that there are advantages in having a financial or bank holding company structure, for which a proper legal framework needs to be created. However, it has stated that it would be desirable to avoid intermediate holding company structures. In November 2007, the Reserve Bank of India communicated that it would study the feedback received on the discussion paper from a legal and regulatory perspective before initiating further action. In the annual policy review for fiscal 2011, the Reserve Bank of India announced the formation of a working group with representatives from the government, various regulatory authorities and banks for drawing a roadmap for the introduction of holding company structure. The report of the working group was released in May 2011 with key recommendations favoring a financial holding company structure for the financial sector, particularly large financial groups with a separate regulatory framework for these holding companies.

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

Regulations Relating to Deposits

The Reserve Bank of India has permitted banks to independently determine rates of interest offered on term deposits. However, banks are not permitted to pay interest on current account deposits. Further, banks may only pay interest of 4.0% per annum on savings deposits. This was effective from May 3, 2011, prior to which interest of 3.5% was applicable on savings deposits. In its annual policy statement for fiscal 2010, the Reserve Bank of India prescribed calculating payment of interest on savings bank accounts on a daily product basis effective April 1, 2010 instead of on minimum balances held in the accounts during the period from the 10th day to the last day of each calendar month. In respect of savings and time deposits accepted from employees, we are permitted by the Reserve Bank of India to pay an additional interest of 1.0% over the interest payable on deposits from the public. In May 2011, the Reserve Bank of India issued a discussion paper on deregulation of saving deposits rate and has invited comments on the same.

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

We stipulate a minimum balance of Rs. 10,000 for a non-resident rupee savings deposit account. Until the year-end of fiscal 2007, interest rates on non-resident rupee term deposits of one to three years maturity were not permitted to exceed the LIBOR/SWAP rate plus 50 basis points for U.S. dollar of corresponding maturity. Similarly interest rates on non-resident rupee savings deposits were not permitted to exceed the LIBOR/SWAP rate plus 50 basis points for six months maturity on U.S. dollar deposits and are fixed quarterly on the basis of the LIBOR/SWAP rate of U.S. dollar on the last working day of the preceding quarter. In the Annual Policy Statement for fiscal 2008 the Reserve Bank of India reduced the interest rates on non-resident foreign currency savings deposits by 50 basis points to LIBOR/SWAP minus 75 basis points and reduced the interest rate on non-resident rupee term deposits of one to three years by 50 basis points to the LIBOR/SWAP rate. The interest rate on non-resident savings deposits is at the rate applicable to domestic savings deposits.

With effect from November 2008, interest rates on non-resident rupee term deposits for one to three years were not permitted to exceed LIBOR/SWAP rate plus 175 basis points for U.S. dollar of corresponding maturity. Interest rates on non-resident foreign currency deposits were raised by 75 basis points to LIBOR/SWAP plus 100 basis points.

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

In October 2007, the Reserve Bank of India issued amendments to guidelines on asset liability management to improve management of liquidity by banks and to provide a stimulus for development of the term-money market. The Reserve Bank of India has advised banks to adopt a more detailed approach to measurement of liquidity risk effective January 1, 2008 by splitting the first time period (1-14 days at present) in the statement of structural liquidity into three time periods—next day, 2-7 days and 8-14 days. The net cumulative negative liquidity mismatches during the next day, 2-7 days, 8-14 days and 15-28 days periods should not exceed 5.0%, 10.0%, 15.0% and 20.0% of the cumulative cash outflows in the respective time periods in order to recognize the cumulative impact on liquidity. Banks have also been permitted to undertake dynamic liquidity management and prepare the structural liquidity statement on a daily basis.

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

Moratorium, Reconstruction and Amalgamation of Banks

The Reserve Bank of India can apply to the government of India for suspension of business by a banking company. The government of India after considering the application of the Reserve Bank of India may order a moratorium staying commencement of action or proceedings against such company for a maximum period of six months. During such period of moratorium, the Reserve Bank of India may (a) in the public interest; (b) in the interest of the depositors; (c) in order to secure the proper management of the bank; or (d) in the interests of the banking system of the country as a whole, prepare a scheme for the reconstruction of the bank or amalgamation of the bank with any other bank. In circumstances entailing reconstruction of the bank or amalgamation of the bank with another bank, the Reserve Bank of India invites suggestions and objections on the draft scheme prior to placing the scheme before the government of India for its approval. The central government may approve the scheme with or without modifications. The law does not require consent of the shareholders or creditors of such banks.

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

Microfinance Institutions

On October 15, 2010, the State Government of Andhra Pradesh issued an ordinance stipulating that the interest amount charged by a microfinance institution on a loan cannot exceed the principal, that repayment collections must occur at panchayat (district) offices and that microfinance institutions must register with the project director of the district rural development authority. The ordinance adversely impacted the operations of microfinance institutions operating in the state and resulted in lower collections due to disruptions of their field operations. Subsequently, a sub-committee of the Central Board of the Reserve Bank of India under the chairmanship of Y.H. Malegam was established to study issues and concerns in the Indian microfinance industry. The committee submitted its report in January 2011 and made several recommendations including, inter alia, margin, rate caps on loans by such institutions and transparency in charges. The Reserve Bank of India has accepted the board framework recommended by the committee. In July 2011, the government released the draft Micro Financial Sector (Development and Regulation) Bill, 2011, seeking to bring all microfinance institutions under the regulation of the Reserve Bank of India.

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

Customer Service

The Reserve Bank of India constituted a committee to review bank customer service. The committee released a discussion paper in August 2011. Recommendations included: providing plain vanilla savings products without any prescription of minimum balance, offering products designed to suit customer requirements, increasing the deposit insurance amount to Rs. 0.5 million from the present Rs. 0.1 million and expeditiously processing representations of customers in default related matters. The committee has favored extensive use of technology for know your customer compliance. It also suggested each bank have its own internal ombudsman to address customer grievances. Further, at the banking ombudsman conference held in September 2011, it was decided that the banking ombudsman would annually share with local media information regarding complaints received and resolved. Also, the Reserve Bank of India would examine issues pertaining to monetary compensation for harassment faced by customers and banks would not be allowed to recover pre-payment charges in floating rate loans.

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

In August 2007, the Reserve Bank of India decided to modulate capital inflows coming in through external commercial borrowings. External commercial borrowings of more than US$ 20 million per company were now permitted only for foreign currency expenditure. In addition, external commercial borrowings of more than US$ 20 million needed to be parked overseas until there was an actual requirement of funds. For rupee expenditure, external commercial borrowings were permitted only up to US$ 20 million with the prior approval of the Reserve Bank of India.

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

In September 2011, the external commercial borrowing limit was enhanced further to US$ 750 million as against the earlier US$ 500 million. Corporations in the services sector were permitted to avail of external commercial borrowing of up to US$ 200 million as against the earlier limit of US$ 100 million.

Non-banking finance companies categorized as infrastructure finance companies were allowed to raise borrowings through external commercial borrowing in March 2010 and were permitted to borrow up to 50% of their owned funds under the automatic approval route in May 2010. In September 2011, a number of measures were announced to ease the funding to infrastructure projects through external commercial borrowing.

•
companies in the infrastructure sector were permitted to utilize 25.0% of fresh external commercial borrowing towards refinancing existing rupee loans as against the earlier guideline which did not allow repayment of outstanding rupee loans through external commercial borrowing.

•
companies in the infrastructure sector were allowed to import capital goods by availing of short-term credit in the nature of a bridge finance. The bridge finance can later be replaced with long-term external commercial borrowing.

•	“interest during construction” was accepted as an eligible end-use for availing external commercial borrowing.

•
foreign equity holders were allowed to provide credit enhancement to Indian companies exclusively engaged in the development of infrastructure under the automatic route without the prior approval of the Reserve Bank of India.

In July 2010, the Reserve Bank of India permitted take-out financing arrangements through external commercial borrowing, under the approval route, for refinancing rupee loans provided for new infrastructure projects, including sea ports, airports, roads, bridges and the power sector.

Foreign Currency Borrowings by Banks in India

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

All the regulations and guidelines issued by the Reserve Bank of India, as amended from time to time, in connection with foreign currency borrowings by banks in India have been consolidated in the Master Circular on Risk Management and Inter-Bank Dealings dated July 1, 2010 (“Inter-Bank Dealings Guidelines”). Under the Inter-Bank Dealings Guidelines, as of the date of this annual report, banks in India are allowed to borrow funds from their overseas branches and correspondent banks (including borrowings for financing export credit, external commercial borrowings and overdrafts from their head office/nostro account) up to a limit of 50.0% of unimpaired tier I capital or US$ 10 million (or its equivalent), whichever is higher. The aforesaid limit applies to the aggregate amount availed of by all the offices and branches in India from all their branches or correspondents abroad and also includes overseas borrowings in gold for funding domestic gold loans. Capital funds raised by issue of innovative perpetual debt instruments and other overseas borrowings with the specific approval of the Reserve Bank of India would continue to be outside the limit of 50.0%.

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

Statutory Liquidity Ratio

In addition to the cash reserve ratio, a bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities. The percentage of this liquidity ratio is fixed by the Reserve Bank of India from time to time, and must be a minimum of 24.0% and a maximum of 40.0% pursuant to section 24 of the Banking Regulation Act. See also “Overview of the Indian Financial Sector—Recent Structural Reforms—Proposed Amendments to the Banking Regulation Act”. The Reserve Bank of India required banking companies to maintain a liquidity ratio of 24.0%, effective from November 8, 2008 up to November 7, 2009. Beginning on November 7, 2009, banking companies are required to maintain a liquidity ratio of 25.0%. With effect from December 18, 2010, the Reserve Bank of India has reduced the statutory liquidity ratio from 25% to 24%.

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

Regulations Governing Offshore Banking Units

The government and the Reserve Bank of India have permitted banks to set up offshore banking units in Special Economic Zones, which are specially delineated duty-free enclaves deemed to be foreign territory for the purpose of trade operations, duties and tariffs. We have an offshore banking unit located in the Santacruz Electronic Exports Promotion Zone, Mumbai. The key regulations applicable to offshore banking units include, but are not limited to, the following:

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

•	The Special Economic Zone Act, 2005 permitted offshore banking units to additionally undertake the following activities:

•	lend outside India and take part in international syndications/consortiums on par with foreign offices.

•	invest in foreign currency denominated debt of Indian units; and

•	extend facilities to subsidiaries/units of Indian entities, located outside India.

Regulations Governing Use of Business Correspondents

For increasing the outreach of banking and ensuring greater financial inclusion, the Reserve Bank of India issued guidelines for the engagement of Business Correspondents by banks for providing banking and financial services in January 2006. Business Correspondents are agents engaged by banks to provide banking services at locations other than a bank branch or ATM. Business Correspondents enable a bank to expand its outreach and offer a limited range of banking services at low cost, as setting up a brick and mortar branch may not be viable in all areas. Banks are required to take full responsibility for the acts of omission and commission of the Business Correspondents that they engage and have to conduct due diligence for minimizing agency risks. When the Business Correspondent model was introduced in January 2006, the entities permitted to act as Business Correspondents included individuals such as retired bank employees, retired teachers, individual owners of kirana (small, independent grocery stores)/medical/fair price shops and certain other individuals. The non-individual entities included Non-Government Organizations or Micro Finance Institutions set up under Societies/Trust Acts, societies registered under Mutually Aided Cooperative Societies Acts or the Cooperative Societies Acts of States, Section 25 companies and post offices. The Reserve Bank of India clarified in April 2008 that banks can engage Section 25 companies as Business Correspondents provided the companies are stand-alone entities or Section 25 companies in which non-banking finance companies, banks, telecom companies and other corporate entities or their holding companies do not have holdings in excess of 10%. On September 28, 2010, the Reserve Bank of India allowed banks to engage for-profit companies registered under the Indian Companies Act, 1956, excluding non-banking finance companies, as business correspondents in addition to the individuals/entities permitted earlier.

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

TAXATION

In its budget for fiscal 2010, the government of India proposed two major reforms to Indian tax laws, namely the introduction of the Direct Taxes Code, proposed to be effective April 1, 2012, and to the Goods and Services Tax. Under the Goods and Services Tax reforms, it has been proposed to introduce a unified goods and services tax structure to expand the tax base, rationalize the input tax credit and harmonize the current multiple taxation laws in India. The goods and services tax would replace the indirect taxes on goods and services such as central excise duty, service tax, customs duty, central sales tax, surcharge and cess currently being collected by the central and state governments.

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

Regulations Governing Insurance Companies

ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company, our subsidiaries offering life insurance and non-life insurance respectively, are subject to the provisions of the Insurance Act, 1938 and the various regulations prescribed by the Insurance Regulatory and Development Authority. These regulations regulate and govern, among other things, registration as an insurance company, investment, solvency margin requirements, licensing of insurance agents, advertising, sale and distribution of insurance products and services and protection of policyholders’ interests. In May 2002, the Indian Parliament approved the Insurance (Amendment) Act 2002, which facilitates the appointment of corporate agents by insurance companies and prohibits intermediaries and brokers from operating as surrogate insurance agents. The Indian government, while presenting its budget for fiscal

2005, has proposed an increase in the limit on foreign equity participation in private sector insurance companies from 26.0% to 49.0%. However, this would require an amendment to the insurance laws and the foreign direct investment policy and has not yet been implemented. Also, the current policy requires the Indian promoter to reduce its stake to 26.0% after completion of 10 years of operations in a manner that would be prescribed by the regulator. The new Insurance Amendement Bill 2008 introduced in Parliament proposes to remove this restriction on divestment by Indian promoters. In fiscal 2007, the general insurance industry in India was de-tariffed whereby insurance premiums were freed from price controls, resulting in a significant reduction in premium rates and negative impact on growth in the general insurance sector. In July 2009, the Insurance Regulatory and Development Authority issued guidelines introducing a cap on charges levied on customers investing in equity linked life insurance policies. Further, in August 2009, Insurance Regulatory and Development Authority clarified that mortality and morbidity charges are not a part of the cap and removed any policy surrender charges from the fifth policy year onwards for unit-linked products. In September 2009, the Insurance Regulatory and Development Authority issued guidelines restricting the transfer of agency/corporate agency from one insurer to another. In September 2009, the Committee on Investor Awareness and Protection, constituted by the government of India for developing minimum common standards for financial advisers and financial education, submitted its draft report for public comments. The recommendations include that agent commissions on insurance products be paid directly by the customer and not by the insurer and setting up of an organization to promote financial literacy and evolve a common standard for financial advisers.

In July 2009, the Insurance Regulatory and Development Authority introduced a cap on charges of unit-linked insurance products. The difference between gross and net yields were capped at 300 basis points for products with a tenor of less than 10 years and 225 basis points for products with a tenor more than 10 years. The fund management charges within these charges were capped at 150 basis points and 125 basis products with tenors of less than 10 years and more than 10 years respectively. The life insurance industry will also have to incorporate specific changes in its product offering as mandated by the Insurance Regulatory Development Authority, with effect from September 1, 2010. The changes specified by the Insurance Regulatory and Development Authority include a cap on surrender charges, an increase in the minimum premium paying term and minimum guaranteed returns on pension products. The minimum guaranteed return of 4.5% on pension products is applicable up to year-end fiscal 2011. From fiscal 2012 the guaranteed return will be 50 basis points above the average reverse repo rate subject to a maximum of 6% and a minimum of 3%. On October 21, 2010, the Insurance Regulatory and Development Authority ordered that insurers can not sell universal life insurance products until guidelines on regulation of such products are finalized. In March 2011, the Insurance Regulatory and Development Authority decided that all general insurance companies were required to provide for losses on the third party motor pool at a provisional rate of 153.0% over fiscal 2008 to fiscal 2011 compared to the earlier loss rate of 122.0%-127.0%. An actuarial study to determine the level of losses on the pool is underway. See also “Risk Factors—Risks Relating to Our Business—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”.

In June 2011, the Insurance Regulatory and Development Authority issued draft regulations on the issue of capital by life insurance companies and disclosure requirements. As per the guidelines, an insurance company can raise share capital through a public issue after completion of 10 years from the date of commencement of operations, having maintained the prescribed regulatory solvency margin for at least preceding six months, and an embedded value of at least twice the paid up equity capital.

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

In February 2010, the Securities and Exchange Board of India introduced guidelines for the valuation of money market and debt securities with a view to ensuring that the value of money market and debt securities in the portfolio of mutual fund schemes reflects the current market scenario. The valuation guidelines have been effective from August 1, 2010.

Regulations Governing International Operations

Our international operations are governed by regulations in the countries in which we have a presence.

Overseas Banking Subsidiaries

Our wholly-owned subsidiary in the United Kingdom, ICICI Bank UK PLC is authorized and regulated by the FSA, which granted its application for authorization under Part IV of the Financial Services and Markets Act, 2000. The UK subsidiary has established a branch in Antwerp, Belgium under the European Union Passporting arrangements and also opened a branch in Frankfurt, Germany. The UK subsidiary implemented the Basel II capital adequacy framework for calculating minimum capital requirements effective January 1, 2008.

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

In Singapore, we have an offshore branch regulated by the Monetary Authority of Singapore. The Singapore branch is allowed to accept foreign currency deposits from Singapore non-bank-residents whose initial deposit is not less than US$100,000. The Singapore branch is currently engaged in corporate and institutional banking, private banking and treasury-related activities. In April 2010, the Monetary Authority of Singapore granted the Singapore branch Qualified Full Banking privileges. In Bahrain, we have an offshore branch, regulated by the Central Bank of Bahrain. The Bahrain branch is permitted to transact banking business with approved financial institutions within Bahrain, individuals or institutions outside Bahrain. It is also permitted to offer banking services to non-resident Indians in Bahrain. Our branch in Hong Kong is regulated by the Hong Kong Monetary Authority and is permitted to undertake banking business in that jurisdiction with certain restrictions. Our branch in Sri Lanka is regulated by the Central Bank of Sri Lanka. Our branch in the Dubai International Financial Centre (DIFC) is regulated by the DIFC Financial Services Authority and is licensed to engage in the arrangement of credit or investment and to provide advice on financial products and services. In addition we also have an Offshore Banking Unit located in the Santacruz Electronic Exports Promotion Zone, Mumbai. The Qatar Financial Centre Regulatory Authority regulates our branch in Qatar. Our branch in New York is regulated by the State of New York Banking Department, the Federal Reserve Board and the Office of the Comptroller of the Currency.

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

Restrictions on Sale of the Equity Shares underlying ADSs and Repatriation of Sale Proceeds

ADSs issued by Indian companies to non-residents have free transferability outside India. Under current Indian regulations and practice, approval of the Reserve Bank of India is not required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India if the sale has been executed on a recognized stock exchange in India through a registered broker at the prevailing market price. Approval of the Reserve Bank of India is not required for a sale of shares of a company other than a company in the financial services sector (banks, non-bank finance companies and insurance companies) and certain other specified sectors, even if the transfer is other than on a recognized stock exchange in India or through a registered broker, as long as conditions prescribed in the Reserve Bank of India’s guidelines are complied with. The same applies to a renunciation of rights to a resident of India. Foreign institutional investors registered with the Securities and Exchange Board of India are eligible to purchase shares of an Indian company under the Portfolio Investment Scheme. Certain limits are however prescribed by the Reserve Bank of India for investment through the Portfolio Investment Scheme. Approval of the Reserve Bank of India is not required for a sale of shares under the Portfolio Investment Scheme prescribed by the Reserve Bank of India provided the sale is made on a recognized stock exchange and through a registered stock broker.

If a sale of securities has taken place in terms of the Reserve Bank of India guidelines and other applicable regulations, as briefly described in the previous paragraph, then provided (i) the securities were held on repatriation basis, (ii) the shares have been sold on a recognized stock exchange in India through a stock broker at the ruling market price as determined on the floor of the exchange and (iii) a no objection/tax clearance certificate from income tax authority has been obtained, the sale proceeds may be freely remitted. If a sale was made pursuant to specific approval of the Reserve Bank of India then sale proceeds can be remitted as per the terms of such an approval. If the equity shares underlying ADSs are sold under the Portfolio Investment Scheme then the sale proceeds may be remitted through an authorized dealer, without the approval of the Reserve Bank of India provided that the equity shares are sold on a recognized stock exchange through a registered stock broker and a no objection/tax clearance certificate from the income-tax authority has been produced.

After the announcement of India’s budget for fiscal 2002, the Reserve Bank of India issued certain notifications for the liberalization of the capital account. Pursuant to the notifications, in contrast to prior regulations, two-way fungibility in ADS/GDR issues of Indian companies was introduced, subject to sectoral caps, wherever applicable. On April 1, 2011 a new edition of Consolidated Foreign Direct Investment Policy came into effect, to further liberalize capital account transactions.

The Reserve Bank of India issued a notification under the provisions of the Foreign Exchange Management Act, 1999 permitting a registered broker in India to purchase shares of any Indian company on behalf of a person resident outside India, for the purpose of converting the shares so purchased into ADSs provided that:

•	the shares are purchased on a recognized stock exchange;

•	the Indian company has issued ADSs;

•	the shares are purchased with the permission of the custodian of ADSs of the concerned Indian company and are deposited with the custodian;

•	the number of shares so purchased shall not exceed the number of ADSs converted into underlying shares and shall be subject to sectoral caps as applicable; and

•
the non-resident investor, broker, custodian and the overseas depositary comply with the provisions of the Scheme for Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depositary Receipt Mechanism) Scheme, 1993 and the guidelines issued there under by the government of India from time to time.

On November 23, 2002, the government of India’s Ministry of Finance issued Operative Guidelines for Disinvestment of Shares by the Indian Companies in the Overseas Market through the Issue of ADSs. Under these guidelines, the shareholders may divest their holdings in the overseas market through the mechanism of a sponsored ADS issue by the Indian company. The holdings which may be divested are holdings in Indian companies which are listed either in India or on an overseas exchange. The divestment process is initiated when the Indian company whose shares are being offered for divestment in the overseas market sponsors an ADS issue against the block of existing shares offered by the shareholders under these guidelines. Such ADS issues against existing shares offered for divestment must also comply with the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeover) Regulations, 1997, if ADSs are cancelled and the underlying shares are to be registered with the company. Such divestment would result in foreign equity investment and would also need to conform to the foreign direct investment sectoral policy. All mandatory approvals including those under the Companies Act, 1956 and the approval of the Foreign Investment Promotion Board for foreign equity induction through the offer of existing shares would have to be obtained.

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

RESTRICTION ON FOREIGN OWNERSHIP OF INDIAN SECURITIES

The Government of India strictly regulates ownership of Indian companies by foreigners. Foreign investment in Indian securities, including the equity shares represented by ADSs, is generally regulated by the Foreign Exchange Management Act, 1999, which permits transactions involving the inflow or outflow of foreign exchange and authorizes the Reserve Bank of India to prohibit or regulate such transactions.

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

Under the foreign investment rules, the following are the restrictions on foreign ownership applicable to us:

•
Foreign investors may own up to 74.0% (including by foreign institutional investors) of our equity share capital subject to conformity with guidelines issued by the Reserve Bank of India from time to time. The limit under the automatic route is 49.0% and does not require specific approval of the Foreign Investment Promotion Board. The limit under the approval route is beyond 49.0% and up to 74%. It includes investments by way of foreign direct investment, ADSs, Global Depositary Receipts and investment under the Portfolio Investment Scheme by foreign institutional investors and also non-resident Indians, and also includes shares acquired by subscription to private placements and public offerings and acquisition of shares from existing shareholders. At all times, at least 26.0% of the paid up equity capital would have to be held by residents, except in regard to a wholly- owned subsidiary of a foreign bank. The Reserve Bank of India released its roadmap for foreign banks in India. The roadmap was divided into two phases. During the first phase, between March 2005 and March 2009, foreign banks were allowed to acquire a controlling stake in a phased manner only in private sector banks that are identified by the Reserve Bank of India for restructuring. The second phase was scheduled to commence in April 2009 after a review of the experience gained and after due consultation with all the stakeholders in the banking sector. For new and existing foreign banks, it was proposed to go beyond the existing commitment to the World Trade Organization of allowing an increase of 12 branches per year. A more liberal policy was to be followed for under-banked areas. However, in April 2009, in view of the deterioration in the global financial markets, the Reserve Bank of India decided to put on hold the second phase until greater clarity emerged on recovery as well as the reformed global regulatory and supervisory architecture. In January 2011, the Reserve Bank of India released a discussion paper on the Presence of Foreign Banks in India. It is expected that comprehensive guidelines on the mode of presence of foreign banks in India will be issued after consideration of comments on the discussion paper in fiscal year 2012.

•
Indian companies can raise foreign currency resources abroad through the issue of ADSs, in accordance with the Scheme for Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism), 1993 (FCCB Scheme) and guidelines issued by the government of India there under from time to time. The policy for External Commercial Borrowings is also applicable to FCCBs. Under the FCCB Scheme, foreign investors may purchase ADSs, subject to the receipt of all necessary government approvals at the time the depositary receipt program is set up. The government of India announced the Issue of Foreign Currency Exchangeable Bonds Scheme, 2008 on February 15, 2008 and the policy was implemented through a the Reserve Bank of India circular dated September 23, 2008 to facilitate the issue of bonds expressed in a foreign currency exchangeable into equity shares of another group company.

•
Under the portfolio investment scheme, foreign institutional investors, subject to registration with the Securities and Exchange Board of India, may hold in aggregate up to 24.0% of paid-up equity capital, and this limit may be raised to the sectoral cap/statutory ceiling of 49.0% subject to the approval of the board of directors followed by the general body of the company passing a special resolution to that effect, provided that no single foreign institutional investor may own more than 10.0% of total paid-up equity capital on behalf of itself or its sub-accounts. The shareholding of an individual non-resident Indian is restricted to 5.0% of our total paid-up equity capital both on repatriation and non-repatriation basis. This limit may be raised to 24.0% by a special resolution at a general meeting of the shareholders of the company. Foreign institutional investors registered with the Securities and Exchange Board of India shall restrict the allocation of their total investment between equities and debt in the Indian capital market in a 70:30 ratio.

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

•
The Reserve Bank of India’s guidelines relating to acquisition by purchase or otherwise of equity shares of a private sector bank, if such acquisition results in any person owning or controlling 5.0% or more of the paid up capital of the bank, are also applicable to non-resident investors investing in our shares. For more details on the Reserve Bank of India guidelines relating to acquisition by purchase or otherwise of shares of a private bank, see “Supervision and Regulation—Reserve Bank of India Regulations—Ownership Restrictions”.

Pursuant to a circular dated November 29, 2001, the Reserve Bank of India stated that, as of that date, overseas corporate bodies are not permitted to invest under the portfolio investment scheme, although they may continue to hold investments that have already been made under the portfolio investment scheme until such time as these investments are sold on the stock exchange. Overseas corporate bodies have been derecognized as a class of investor entity in India with effect from September 16, 2003. However, requests from such entities which are incorporated and not under the adverse notice of the Reserve Bank of India or the Securities and Exchange Board of India, will be considered for under fresh investments under the foreign direct investment scheme of the Reserve Bank of India with prior approval of the government of India or the Reserve Bank of India, as applicable.

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

We obtained the approval of the Foreign Investment Promotion Board for our ADS offering in March 2000 and our sponsored ADS offering in March 2005 which were foreign direct investments. The investments through the portfolio investment scheme in the secondary market in India by foreign institutional investors, non-resident Indians and overseas corporate bodies and investments through the foreign direct investment scheme are distinct schemes that are available concurrently. As of September 2, 2011 foreign investors owned approximately 64.6% of our equity in total, of which 25.9% was through the ADS program.

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

You will be required to make a public offer to the remaining shareholders to purchase the equity shares held by them if you withdraw your equity shares from the ADS program and your direct or indirect holding in us exceeds 15.0% of our total equity under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeover) Regulations, 1997, as amended from time to time. Such a public offer would have to be made in compliance with the provisions of the aforesaid regulations of the Securities and Exchange Board of India. You will also require the acknowledgement of the Reserve Bank of India for the acquisition or transfer of our shares, which will take your aggregate holding (direct and indirect, beneficial or otherwise) as an individual or a group to the equivalent of 5.0% or more of our total paid up capital. The Reserve Bank of India, while granting acknowledgement, may take into account all matters that it considers relevant to the application, including ensuring that shareholders whose aggregate holdings are above specified thresholds meet fitness and propriety tests. For more details on the Reserve Bank of India guidelines relating to acquisition by purchase or otherwise of shares of a private bank, see “Supervision and Regulation—Reserve Bank of India Regulations—Ownership Restrictions”.

ADSs issued by Indian companies to non-residents have free transferability outside India. Under current Indian regulations and practice, approval of the Reserve Bank of India is not required for the sale of equity shares underlying the ADSs by a non-resident of India to a resident of India if the sale has been executed on a recognized stock exchange in India through a registered broker at the prevailing market price. Approval of the Reserve Bank of India is also not required for a sale of shares of a company other than a company in the financial services sector (banks, non-bank finance companies and insurance companies), even if the transfer is other than on a recognized stock exchange in India or through a registered broker, as long as conditions generally prescribed by the Reserve Bank of India are complied with. The same restrictions apply to a renunciation of rights to a resident of India. Approval of the Reserve Bank of India is not required for sale of shares under the portfolio investment scheme prescribed by the Reserve Bank of India provided the sale is made on a recognized stock exchange and through a registered stock broker.

In February 2009, the government of India issued guidelines for the calculation of total foreign investment, both direct and indirect, in Indian companies. Pursuant to this guideline, the foreign shareholding in an Indian company which is not majority owned and controlled by Indian shareholders will be taken into account in computing the foreign shareholding in investee companies of such Indian company (other than investee companies in the insurance sector, for which there are separate specific regulations). Since foreign ownership up to 74% is permitted in Indian private sector banks, such as us, this would impact investments made by Indian private sector banks, including us, and their subsidiaries, in other companies. This would also require an assessment as to whether any of the Indian shareholders are to be included for purposes of adherence to the foreign ownership limit of 74%. This does not however impact our investments in our insurance subsidiaries. We have sought clarification from the Department of Industrial Policy and Promotion on our status and that of our subsidiaries under these guidelines and are currently awaiting a response.

DIVIDENDS

Under Indian law, a company pays dividends upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. The shareholders have the right to decrease but not increase the dividend amount recommended by the board of directors. Dividends may be paid out of the company’s profits for the fiscal year in which the dividend is declared or out of undistributed profits of prior fiscal years. Dividends can also be paid by a company in the interim, termed “interim dividend” which does not require the approval of the shareholders unless it is combined with the final dividend being recommended by the board of directors. The Reserve Bank of India has stipulated that banks may declare and pay interim dividend out of the profits from the relevant accounting period, without prior approval of the Reserve Bank of India if they satisfy the minimum prudential requirements and subject to the prudential cap on dividend payout ratio prescribed in the guidelines issued in this regard by the Reserve Bank of India. See also “Supervision and Regulation—Reserve Bank of India Regulations—Restrictions on Payment of Dividends”.

Pursuant to circular number NSDL/SG/005/2000 issued by National Securities Depository Limited in February 2000, equity shares issued by us are pari passu in all respects including dividend entitlement.

ICICI Bank has paid dividends consistently every year from fiscal 1996, the second year of our operations. For fiscal 2007, we paid a dividend, excluding dividend tax, of Rs. 10.00 per equity share aggregating to Rs. 9.0 billion, which we paid in July 2007. For fiscal 2008, we paid a dividend, excluding dividend tax, of Rs. 11.00 per equity share aggregating to Rs. 12.2 billion which we paid in July 2008. For fiscal 2009, we paid a dividend, excluding dividend tax, of Rs. 11.00 per equity share aggregating to Rs. 12.3 billion which we paid in July 2009. For fiscal 2010, we paid a dividend, excluding dividend tax, of Rs. 12.00 per equity share aggregating to Rs. 13.4 billion which we paid in June 2010. For fiscal 2011, we paid a dividend, excluding dividend tax, of Rs. 14.00 per equity share aggregating to Rs. 16.1 billion which we paid in June 2011.

The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends paid out on the equity shares during the fiscal year by ICICI Bank, each exclusive of dividend tax. This may be different from the dividend declared for the year.

	Dividend per equity share	Total amount of dividends paid
		(Rs. in billions)
Dividend paid during the fiscal year
2007	8.50	7.6
2008	10.00	9.0
2009	11.00	12.2
2010	11.00	12.3
2011	12.00	13.4

Dividend income is tax-exempt in the hands of shareholders. However, we are required to pay a tax at the rate of 16.2225% (including surcharge and cess) on distributed profits.

Future dividends will depend upon our revenues, cash flow, financial condition, the regulations of the Reserve Bank of India and other factors. Owners of ADSs will be entitled to receive dividends payable in respect of the equity shares represented by such ADSs. The equity shares represented by ADSs rank pari passu with existing equity shares. At present, we have equity shares issued in India and equity shares represented by ADSs

TAXATION

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

Taxation of Distributions

Dividends paid are not subject to any Indian withholding or other tax. However, we are required to pay tax at the rate of 16.2225% (including applicable surcharge and education cess) on the dividends distributed by us. As per the provisions of Section 115-O(1A) of the Income-tax Act, dividends received by us on which our direct Indian subsidiary company has paid dividend distribution tax will be deducted from the dividends distributed by us for the purpose of determining dividend distribution tax from April 1, 2008 onwards, subject to prescribed conditions being fulfilled. The dividend so paid is not taxable under Section 115AC in the hands of the ADS holders.

Taxation on Redemption of ADSs

The acquisition of equity shares upon redemption of ADSs by a non-resident investor will not give rise to a taxable event for Indian tax purposes.

Taxation on Sale of ADSs or Equity Shares

Any transfer of ADSs outside India by a non-resident investor to another non-resident investor will not give rise to Indian capital gains tax in the hands of the transferor.

Subject to any relief under any relevant double taxation treaty, gain arising from the sale of an equity share will generally give rise to a liability for Indian income tax in the hands of the transferor. Such tax is required to be withheld at source. Such gains would either be taxable as capital gains or business income, depending upon the nature of holding. Where the equity share has been held for more than 12 months (measured from the date of advice of redemption of the ADS by the depositary as specified below), the resulting long-term capital gains would be exempt from tax if the shares are traded on a recognized stock exchange and securities transaction tax (STT), described below, is paid on such sale. Where the equity share has been held for 12 months or less, the resulting short-term capital gains in the case of non-resident customers would be taxable for fiscal 2011 at a tax rate of 15.45% (including education cess and secondary and higher education cess). This rate of tax is applicable provided the gains are treated as capital gains and provided the shares are sold on the recognized Indian stock exchanges and are subject to STT. In other cases, the rate of tax applicable under the provisions of the Income-tax Act varies, subject to a maximum of 42.024% (including applicable surcharges and education cess and secondary and higher education cess) for fiscal 2011. The actual rate depends on a number of factors, including without limitation the nature of the non-resident investor.

The above rate may be reduced under the provisions of the double taxation treaty entered into by the government of India with the country of residence of the non-resident investors. The double taxation treaty between the United States and India does not provide U.S. residents with any relief from Indian tax on capital gains.

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

Finance (No. 2) Act, 2009 has introduced new Section 206AA effective from April 01, 2010 wherein it has been clarified that all resident and non-resident customers are required to submit a valid Permanent Account Number to the deductor. In the absence of a Permanent Account Number tax shall be deducted at the highest of (a) the rate specified in the relevant provisions of the Act; (b) the rate or rate in force; or (c) 20%.

Rights

Distributions to non-resident customers of additional ADSs or equity shares or rights to subscribe for equity shares made with respect to ADSs or equity shares are not subject to Indian income tax in the hands of the non-resident investor.

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

Stamp Duty

Upon the issuance of the equity shares underlying ADSs, we are required to pay a stamp duty of 0.1% of the issue price per share if the aggregate value of shares being issued does not exceed Rs. 1,000,000, and 0.2 % of the issue price per share if the aggregate value of shares being issued exceeds Rs. 1,000,000. A transfer of ADSs is not subject to stamp duty under Indian law. Generally, upon the receipt of equity shares in physical form from the depositary in exchange for ADSs representing such equity shares, a non-resident investor is liable for stamp duty under Indian law applicable on re-issuance in physical form, which is the same as stamp duty payable on the original issuance in physical form. Similarly, a sale of equity shares in physical form by a non-resident investor is also subject to stamp duty at the rate of 0.01 % of the market value of the equity shares on the trade date, or the consideration value, whichever is higher, for the document relating to the sale of shares. In addition, a stamp duty of 0.75% of the market value of the equity shares on the trade date is levied upon the transfer certificate. Customarily such tax is borne by the transferee, that is, the purchaser. However, our equity shares are compulsorily delivered in non-physical form except for trades up to 500 shares only, which may be delivered in physical form. Under stamp laws in India, no stamp duty is payable on the acquisition or transfer of equity shares in non-physical form. Except for the stamp duty payable on a transfer certificate, the rates of stamp duty provided above are the rates applicable when the document is stamped in the state of Maharashtra. The transfer certificate is stamped as per the rate prescribed under the Indian Stamp Act, 1899.

Other Taxes

At present, there are no taxes on wealth, gifts or inheritance which apply to ADSs or underlying equity shares.

Service Tax

Brokerage fees paid to stockbrokers in connection with the sale or purchase of shares which are listed on any recognized stock exchange in India are subject to a service tax at a rate of 10.3% (including applicable education cess). The stockbroker is responsible for collecting the service tax and paying it to the relevant authority.

The constitutional amendment bill necessary for implementation of the Goods and Services tax Act as well as the provisions of Goods and Services tax Act are yet to be introduced. Goods and Services tax Act implementation has been postponed to year 2012 as per the statements of the Finance Minister.

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

Taxation of Distributions

Dividends paid by Indian companies will be subject to a dividend distribution tax at the rate of 15%. Dividends, received from a direct Indian subsidiary company, that has paid the dividend distribution tax, will be deducted from dividends paid that are subject to the dividend distribution tax. Dividends are not taxable under the Direct Tax Code in the hands of the dividend recipient.

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

United States Tax

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of ADSs or equity shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold ADSs or equity shares. This discussion applies only to a U.S. Holder that holds ADSs or equity shares as capital assets for tax purposes.

A “U.S.Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ADSs or equity shares who is eligible for the benefits of the double taxation treaty between the United States and India and is:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, organized under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source.

In general, a U.S, Holder who owns ADSs will be treated as the owner of the underlying equity shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying equity shares represented by those ADSs.

Please note that this discussion does not discuss all of the tax consequences that may be relevant in light of your particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	insurance companies;

•	tax-exempt entities;

•	certain dealers and traders in securities who use a mark-to-market method of tax accounting;

•	certain financial institutions;

•
persons who own ADSs or equity shares as part of an integrated investment (including a straddle or conversion transaction) comprised of ADS or equity shares, and one or more other positions for U.S. federal income tax purposes;

•	persons whose functional currency is not the U.S. dollar;

•	persons who acquired ADSs or equity shares pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons holding ADSs or equity shares in connection with a trade or business conducted outside of the United States;

•	persons who own, actually or constructively, 10.0% or more of our voting stock; or

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ADSs or equity shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ADSs or equity shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of ADSs or equity shares.

This discussion is based on the tax laws of the United States including the Internal Revenue Code of 1986, as amended, (referred to as the “Code”), Treasury Regulations, proposed Treasury Regulations, Revenue Rulings and judicial decisions, all as of the date hereof. These laws may change, possibly with retroactive effect.

This discussion is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. Furthermore, the U.S. Treasury has expressed concern that parties to whom depositary shares are released before shares are delivered to the depositary (“pre-release”), or intermediaries in the chain of ownership between investors and the issuer of the security underlying the depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the creditability of Indian taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

Please consult your tax adviser with regard to the application of U.S. federal income tax laws to ADSs or equity shares in your particular circumstances, including the passive foreign investment company (“PFIC”) rules described below, as well as any tax consequences arising under the laws of any state, local or other taxing jurisdiction.

This discussion assumes that we are not, and will not become, a PFIC (as discussed below).

Taxation of Dividends

Distributions you receive on ADSs or equity shares, other than certain pro rata distributions of equity shares or rights to acquire equity shares to all holders of equity shares (including holders of ADSs), will generally constitute foreign-source dividend income for U.S. federal income tax purposes. The amount of the dividend you will be required to include in income will be based on the U.S. dollar value of the rupee, calculated by reference to the exchange rate in effect on the date the payment is received by the depositary (in the case of ADSs) or by you (in the case of equity shares) regardless of whether the payment is converted into U.S. dollars on the date of receipt. If the dividend is converted into U.S. dollars on the date of receipt, you should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. If you realize gain or loss on a sale or other disposition of rupees, it will constitute U.S.-source ordinary income or loss. The amount of the dividend will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, if you are a non-corporate U.S. Holder, dividends paid to you in taxable years beginning before January 1, 2013 will be taxable at a maximum rate of 15.0%. If you are a non-corporate U.S. Holder, you should consult your own tax adviser to determine whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

Taxation of Capital Gains

You will recognize capital gain or loss for U.S. federal income tax purposes on the sale or exchange of ADSs or equity shares in the same manner as you would on the sale or exchange of any other shares held as capital assets. The gain or loss will generally be U.S.-source income or loss, and will be long-term capital gain or loss if you have held such ADSs or equity shares for more than one year. You should consult your own tax adviser about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

Under certain circumstances as described under “Taxation—Indian Tax—Taxation on Sale of ADSs or Equity Shares,” you may be subject to Indian tax upon the disposition of equity shares. You should consult your own tax adviser with respect to your ability to credit this Indian tax against your U.S. federal income tax liability.

Passive Foreign Investment Company Rules

In general, a foreign corporation is a PFIC for any taxable year in which (i) 75.0% or more of its gross income consists of passive income (such as dividends, interest, rents, royalties and capital gains) or (ii) 50.0% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. There are certain exceptions for active business income, including exceptions for certain income earned by active foreign banks and insurance companies. Based upon certain proposed Treasury regulations, which are proposed to be effective for taxable years beginning after December 31, 1994, we do not believe we were a PFIC for our taxable year that ended March 31, 2011. Since there can be no assurance that the proposed regulations will be finalized in their current form, the manner of the application of the proposed regulations is not entirely clear, and the composition of our income and assets will vary over time, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we were a PFIC for any taxable year during which you held ADSs or equity shares, you may be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of ADSs or equity shares by you would be allocated ratably over your holding period for such ADSs or equity shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amounts. Further, to the extent that any distribution received by you on your ADSs or equity shares exceeds 125% of the average of the annual distributions on such ADSs or equity shares received during the preceding three years or your holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, as described in this paragraph.

If we were a PFIC for any year during which you held ADSs or equity shares, we generally would continue to be treated as a PFIC with respect to you for all succeeding years during which you held ADSs or equity shares, even if we ceased to meet the threshold requirements for PFIC status.

Alternatively, if we were a PFIC and if ADSs or equity shares were “regularly traded” on a “qualified exchange,” you could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. ADSs or equity shares would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of ADSs or equity shares, as the case may be, were traded on a qualified exchange on at least 15 days during each calendar quarter. The New York Stock Exchange, on which ADSs are listed, is a qualified exchange for this purpose. A foreign exchange is a “qualified exchange” if it is regulated by a governmental authority in the jurisdiction in which the exchange is located and with respect to which certain other requirements are met.

If you make the mark-to-market election (assuming the election is available), you generally will recognize as ordinary income any excess of the fair market value of ADSs or equity shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of ADSs or equity shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If you make the election, your tax basis in ADSs or equity shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ADSs or equity shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

In addition, if we were a PFIC or, with respect to you, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the 15% dividend rate with respect to dividends paid to certain non-corporate U.S. Holders, described above under “—Taxation of Dividends,” would not apply.

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

PRESENTATION OF FINANCIAL INFORMATION

Pursuant to the issuance and listing of our securities in the United States under registration statements filed with the United States Securities Exchange Commission, we file annual reports on Form 20-F which must include financial statements prepared under generally accepted accounting principles in the United States (U.S. GAAP) or financial statements prepared according to a comprehensive body of accounting principles with a reconciliation of net income and stockholders’ equity to U.S. GAAP. When we first listed our securities in the United States, Indian GAAP was not considered a comprehensive body of accounting principles under the United States securities laws and regulations. Accordingly, our annual reports on Form 20-F for fiscal years 2000 through 2005 have included U.S. GAAP financial statements. However, pursuant to a significant expansion of Indian accounting standards, Indian GAAP constitutes a comprehensive body of accounting principles. Accordingly, from fiscal 2006 onwards we have included in the annual report consolidated financial statements prepared according to Indian GAAP, which varies in certain respects from U.S. GAAP. For a reconciliation of net income and stockholders’ equity to U.S. GAAP, a description of significant differences between Indian GAAP and U.S. GAAP and certain additional information required under U.S. GAAP, see notes 20 and 21 to our consolidated financial statements herein. For selected financial data in accordance with U.S. GAAP see “Selected Financial Data in accordance with U.S. GAAP”.

The data for fiscal 2007 through fiscal 2011 have been derived from our consolidated financial statements. The accounting and reporting policies used in the preparation of our financial statements reflect general industry practices and conform with Indian GAAP including the Accounting Standards (AS) issued by Institute of Chartered Accountants of India, guidelines issued by the Reserve Bank of India, the Insurance Regulatory and Development Authority and the National Housing Bank as applicable to relevant companies.

The consolidated financial statements for fiscal 2007 through fiscal 2010 were audited by B S R & Co. Chartered Accountants, and for fiscal 2011 by S. R. Batliboi & Co., Chartered Accountants, under auditing standards issued by the Institute of Chartered Accountants of India. The consolidated financial statements for fiscal 2007 through fiscal 2011 have also been audited by KPMG, an independent registered public accounting firm in India, in accordance with the standards of the United States Public Company Accounting Oversight Board. Our financial statements as per Indian GAAP along with the reconciliation of net profit and stockholders’ equity to U.S. GAAP, including the notes to these financial statements, audited by KPMG are set forth at the end of this annual report.

Under U.S. GAAP, the consolidation of ICICI’s majority ownership interest in two insurance companies, ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited, because of substantive participative rights retained by the minority shareholders, is accounted for by the equity method. Under Indian GAAP these insurance subsidiaries are fully consolidated.

Under Indian GAAP, we have not consolidated certain entities (primarily 3i Infotech Limited) in which our investments are intended to be temporary. However under U.S. GAAP, these entities have been consolidated in accordance with FASB ASC Subtopic 810-10 “Consolidation — Overall” or has been accounted for as an equity affiliate in accordance with FASB ASC Subtopic 323-10 “Investment—equity method and joint venture”.

Although we have translated in this annual report certain rupee amounts into dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated earlier in this annual report, or at all. Except in the section on “Market Price Information”, all translations from rupees to U.S. dollars are based on exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at March 31, 2011. The Federal Reserve Bank of New York certifies this rate for customs purposes in a weekly version of the H.10 release. The exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at March 31, 2011 was Rs. 44.54 per US$ 1.00.

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

Recent Amendments to Memorandum and Articles of Association

The last amendment as effected to the Memorandum and Articles of Association was by a special resolution passed by our shareholders at our annual general meeting held on July 21, 2007, pursuant to which, Article 56(d) of the Articles of Association was amended. Post this amendment, this Article requires a shareholder to obtain prior approval of the Reserve Bank of India before raising his/her/its holding of the Bank’s equity shares to a level of 5.0% or more of the total paid-up capital of ICICI Bank, or such other percentage as may be prescribed by the Reserve Bank of India from time to time, whereas prior to this amendment, this provision required the Reserve Bank of India’s approval before a shareholder raised his/her/our stake above 5.0% of total issued capital.

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

EXHIBIT INDEX

Exhibit No.	Description of Document

1.1	ICICI Bank Memorandum of Association, as amended (incorporated by reference to ICICI Bank’s Annual Report on Form 20-F for fiscal 2008 filed on September 29, 2008).

1.2	ICICI Bank Articles of Association, as amended (incorporated by reference to ICICI Bank’s Annual Report on Form 20-F for the year-end fiscal 2008 filed on September 29, 2008).

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

2.3	ICICI Bank’s Specimen Certificate for Equity Shares (incorporated herein by reference to ICICI Bank’s Registration Statement on Form F-1 (File No. 333-30132)).

4.1	ICICI Bank’s Employee Stock Option Plan, as amended (incorporated by reference to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2004 filed on September 29, 2004).

8.1	List of Subsidiaries (included under “Business—Subsidiaries and Joint Ventures” herein).

11.1	Code of Business Conduct and Ethics, as amended (incorporated by reference to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2008 filed on September 29, 2008).

12.1	Certification of the Managing Director and Chief Executive Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of the Executive Director and Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act.

13	Certification of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.

15	Basel II – Pillar 3 Disclosures (Consolidated).

Exh-1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on our behalf.

For ICICI BANK LIMITED

By:	/s/ N. S. Kannan
	Name:	Mr. N. S. Kannan
	Title:	Executive Director and Chief Financial Officer

Place: Mumbai
Date: September 27, 2011

ICICI Bank Limited and subsidiaries

Consolidated Financial Statements
For the year ended March 31, 2010
and March 31, 2011 together
with Auditors’ Report

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
ICICI Bank Limited

We have audited the accompanying consolidated balance sheets of ICICI Bank Limited and subsidiaries (the “Company”) as of March 31, 2011 and 2010, and the related consolidated profit and loss accounts and consolidated cash flow statements for each of the years in the three-year period ended March 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2011, in conformity with generally accepted accounting principles in India.

Accounting principles generally accepted in India vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 20 of Schedule 18B to the consolidated financial statements.

As discussed in Notes 20(c) and 21(b) of Schedule 18B to the consolidated financial statements, the Company changed its method of accounting for qualifying special purpose entities and variable interest entities during the year ended 31 March 31, 2011.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission , and our report dated September 27, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG
Mumbai, India
April 28, 2011, except as to additional notes in Schedule 18B as to which the date is September 27, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
ICICI Bank Limited

We have audited ICICI Bank Limited and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting in the accompanying Form 20-F for the year ended March 31, 2011. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of March 31, 2011 and 2010, and the related consolidated profit and loss accounts and consolidated cash flow statements for each of the years in the three-year period ended March 31, 2011, and our report dated April 28, 2011, except as to additional notes in Schedule 18B as to which the date is September 27, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG
Mumbai, India
September 27, 2011

ICICI Bank Limited and subsidiaries

Consolidated balance sheets
(Rs. in thousands)
		At
	Schedule	March 31, 2010	March 31, 2011

CAPITAL AND LIABILITIES

Capital	1	11,148,892	11,518,200
Employees stock options outstanding		--	2,929
Reserves and surplus	2	501,816,108	541,503,823
Minority interest	2A	12,704,046	13,582,218
Deposits	3	2,415,722,960	2,591,060,049
Borrowings	4	1,156,983,219	1,258,388,602
Liabilities on policies in force		539,654,286	644,820,556
Other liabilities and provisions	5	255,443,442	276,802,280

TOTAL CAPITAL AND LIABILITIES		4,893,472,953	5,337,678,657

ASSETS

Cash and balances with Reserve Bank of India	6	278,502,787	212,340,063
Balances with banks and money at call and short notice	7	192,938,426	181,512,556
Investments	8	1,863,197,840	2,096,527,791
Advances	9	2,257,781,280	2,560,193,137
Fixed assets	10	38,622,924	54,895,477
Other assets	11	262,429,696	232,209,633

TOTAL ASSETS		4,893,472,953	5,337,678,657

Contingent liabilities	12	8,205,199,348	10,225,996,643
Bills for collection		67,188,608	85,304,043
Significant accounting policies and notes to accounts	17 & 18

The schedules referred to above form an integral part of the Balance Sheet.

ICICI Bank Limited and subsidiaries

Consolidated profit and loss accounts
(Rs. in thousands)
		Year ended

	Schedule	March 31, 2009	March 31, 2010	March 31, 2011

I. INCOME
Interest earned	13	362,507,064	301,537,078	300,814,041
Other income	14	279,023,743	294,460,648	315,133,003

TOTAL INCOME		641,530,807	595,997,726	615,947,044

II. EXPENDITURE
Interest expended	15	264,872,527	207,291,861	193,425,685
Operating expenses	16	281,857,874	277,332,381	313,024,545
Provisions and contingencies		61,006,187	62,939,335	46,314,873

TOTAL EXPENDITURE		607,736,588	547,563,577	552,765,103

III. PROFIT/LOSS
Net profit for the year		33,794,219	48,434,149	63,181,941
Less: Minority interest		(1,975,285)	1,731,204	2,249,269
Net profit/(loss) after minority interest		35,769,504	46,702,945	60,932,672
Profit/(loss) brought forward		5,496,834	5,371,720	16,886,406

TOTAL PROFIT/(LOSS)		41,266,338	52,074,665	77,819,078

IV. APPROPRIATIONS/TRANSFERS
Transfer to Statutory Reserve		9,400,000	10,070,000	12,880,000
Transfer to Reserve Fund		4,221	2,170	360
Transfer to Capital Reserve		8,180,000	4,440,000	832,500
Transfer to/(from) Investment Reserve Account		--	1,160,000	(1,160,000)
Transfer to Special Reserve		2,870,000	3,330,000	5,720,000
Transfer to Revenue and other reserves		1,105,116	521,833	679,371
Dividend (including corporate dividend tax) for the previous year paid during the year		5,811	929	21,658
Proposed equity share dividend		12,245,771	13,378,604	16,125,811
Proposed preference share dividend		35	35	35
Corporate dividend tax		2,083,664	2,284,688	2,641,730
Balance carried over to Balance Sheet		5,371,720	16,886,406	40,077,613

TOTAL		41,266,338	52,074,665	77,819,078

Significant accounting policies and notes to accounts	17 & 18
Earnings per share (Refer Note 18.2)
Basic (Rs.)		32.13	41.93	53.54
Diluted (Rs.)		32.07	41.72	53.25
Face value per share (Rs.)		10.00	10.00	10.00
The schedules referred to above form an integral part of the Profit and Loss Account.

ICICI Bank Limited and subsidiaries

Consolidated cash flow statements
(Rs. in thousands)
PARTICULARS	Year ended
	March 31, 2009	March 31, 2010	March 31, 2011

Cash flow from operating activities

Net profit before taxes	51,658,808	64,055,237	81,647,759

Adjustments for:
Depreciation and amortization	10,034,785	9,085,111	8,576,451
Net (appreciation)/depreciation on investments	17,990,288	4,526,200	14,541,573
Provision in respect of non-performing assets (including prudential provision on standard assets)	39,115,672	44,745,424	20,555,297
Provision for contingencies & others	(303,901)	513,461	1,881,817
(Profit)/loss on sale of fixed assets	(14,611)	(821,610)	(299,958)

	118,481,041	122,103,823	126,902,939

Adjustments for:
(Increase)/decrease in investments	(4,416,202)	(216,921,819)	(79,202,742)
(Increase)/decrease in advances	(185,733,697)	358,364,395	(261,585,581)
Increase/(decrease) in borrowings	41,331,233	(3,820,938)	75,360,723
Increase/(decrease) in deposits	(151,274,780)	(202,834,572)	40,049,589
(Increase)/decrease in other assets	(39,234,654)	28,724,367	25,485,114
Increase/(decrease) in other liabilities and provisions	16,998,654	229,307,649	58,660,309

	(322,329,446)	192,819,082	(141,232,588)

(Payment)/refund of taxes (net)	(18,405,479)	(19,414,369)	(22,046,919)

Net cash flow from operating activities (A)	(222,253,884)	295,508,536	(36,376,568)

Cash flow from investing activities
Purchase of fixed assets	(13,071,158)	(6,654,131)	(8,940,934)
Proceeds from sale of fixed assets	897,114	3,374,730	707,207
(Purchase)/sale of held to maturity securities	90,016,170	(152,852,224)	(52,576,194)
Acquisition of business by a subsidiaries (net of cash acquired)	(140,002)	--	--

Net cash generated from investing activities (B)	77,702,124	(156,131,625)	(60,809,921)

Cash flow from financing activities
Proceeds from issue of share capital (including ESOPs) net of issue expense	522,062	1,175,994	1,426,887
Net proceeds/(repayment) of bonds (including subordinated debt)	44,144,641	(1,247,434)	20,712,924
Dividend and dividend tax paid	(14,229,374)	(14,348,954)	(15,567,579)

Net cash generated from financing activities (C)	30,437,329	(14,420,394)	6,572,232

Effect of exchange fluctuation on translation reserve (D)	11,441,514	(4,129,160)	1,253,363

Net cash and cash equivalent taken over from The Bank of Rajasthan Limited on amalgamation (E)	--	--	11,772,300

ICICI Bank Limited and subsidiaries

Consolidated cash flow statements (Continued)
(Rs. in thousands)
PARTICULARS	Year ended
	March 31, 2009	March 31, 2010	March 31, 2011

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D) + (E)	(102,672,917)	120,827,357	(77,588,594)

Cash and cash equivalents as at April 1	453,286,773	350,613,856	471,441,213
Cash and cash equivalents as at March 31	350,613,856	471,441,213	393,852,619

Significant accounting policies and notes to accounts (refer Schedule 17 & 18).
The schedules referred to above form an integral part of the balance sheet.

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets

SCHEDULE 1 - CAPITAL
                                                                                                                           (Rs. in thousands)
	At
	March 31, 2010	March 31, 2011

Authorized capital
1,275,000,000 equity shares of Rs. 10 each (March 31, 2010: 1,275,000,000 equity shares of Rs. 10 each)	12,750,000	12,750,000
15,000,000 shares of Rs. 100 each (March 31, 2010: 15,000,000 shares of Rs. 100 each)1	1,500,000	1,500,000
350 preference shares of Rs. 10 million each (March 31, 2010: 350 preference shares of Rs. 10 million each)2	3,500,000	3,500,000

Equity share capital Issued, subscribed and paid-up capital
1,114,845,314 equity shares of Rs. 10 each (March 31, 2010: 1,113,250,642 equity shares of Rs. 10 each)	11,132,506	11,148,453
Add: 34,184,121 equity shares of Rs. 10 each fully paid up issued to shareholders of erstwhile The Bank of Rajasthan Limited	--	341,841
Less: 200 equity shares of the Bank, earlier held by erstwhile The Bank of Rajasthan Limited, extinguished on amalgamation	--	(2)
Add: 2,743,137 equity shares of Rs. 10 each fully paid up (March 31, 2010: 1,594,672 equity shares) issued pursuant to exercise of employee stock options	15,947	27,431

	11,148,453	11,517,723

Less:Calls unpaid	(331)	(293)
Add:111,603 equity shares forfeited (March 31, 2010: 111,603 equity shares)	770	770

TOTAL CAPITAL	11,148,892	11,518,200
1.
These shares will be of such class and with such rights, privileges, conditions or restrictions as may be determined by the Bank in accordance with the Articles of Association of the Bank and subject to the legislative provisions in force for the time being in that behalf.

2.	Pursuant to RBI circular no. DBOD.BP.BC No.81/21.01.002/2009-10, the issued and paid–up preference shares are grouped under Schedule 4-“Borrowings”.

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 2 - RESERVES AND SURPLUS

                                                                                                (Rs. in thousands)
	At
	March 31, 2010	March 31, 2011

I. Statutory reserve
Opening balance	48,793,807	58,863,807
Additions during the year [includes Rs. 2,002.7 million (March 31, 2010: Nil) on amalgamation]	10,070,000	14,882,712
Deductions during the year	--	--

Closing balance	58,863,807	73,746,519

II. Special reserve
Opening balance	24,501,700	27,831,700
Additions during the year	3,330,000	5,720,000
Deductions during the year	--	--

Closing balance	27,831,700	33,551,700

III. Securities premium
Opening balance	313,165,969	313,801,906
Additions during the year1	635,937	1,617,958
Deductions during the year2	--	2,097,973

Closing balance	313,801,906	313,321,891

IV. Investment reserve account
Opening balance	--	1,160,000
Additions during the year	1,160,000	--
Deductions during the year 3	--	1,160,000

Closing balance	1,160,000	--

V. Unrealized investment reserve4
Opening balance (other than joint ventures)	(3,498,090)	(521,469)
Additions during the year	3,082,983	97,939
Deductions during the year	106,362	1,114,187

Closing balance	(521,469)	(1,537,717)

VI. Capital reserve
Opening balance	16,456,602	20,875,357
Additions during the year5	4,588,195	832,500
Deductions during the year	169,440	--

Closing balance6	20,875,357	21,707,857

VII. Foreign currency translation reserve
Opening balance	9,254,640	5,092,984
Additions during the year	3,438,235	1,961,480
Deductions during the year	7,599,891	708,577

Closing balance	5,092,984	6,345,887

VIII. Reserve fund
Opening balance	8,749	10,919
Additions during the year7	2,170	360
Deductions during the year	--	--

Closing balance	10,919	11,279

IX. Revenue and other reserves
Opening balance - joint ventures	(2,687)	(2,687)
Opening balance - others	42,590,034	57,817,185
Additions during the year - joint ventures	..	--
Additions during the year - others	15,227,151	1,766,237
Deductions during the year - joint ventures	..	--
Deductions during the year - others	..	5,301,941

Closing balance8,9	57,814,498	54,278,794
X. Balance in profit and loss account - others	16,889,517	40,081,420

XI. Balance in profit and loss account - joint ventures	(3,111)	(3,807)

TOTAL RESERVES AND SURPLUS	501,816,108	541,503,823
1.	Includes Rs. 1,391.3 million (March 31, 2010: Rs. 568.3 million) on exercise of employee stock options.
2.	Represents excess of paid up value of equity shares issued over the fair value of the net assets acquired and amalgamation expenses.
3.	Represents the amount utilized for provision made during the year towards depreciation in investments in AFS and HFT categories.
4.	Represents unrealized profit/(loss) pertaining to the investments of venture capital funds.
5.
Includes profit on sale of investments in HTM category, net of taxes and transfer to Statutory Reserve. Also includes profit on sale of land and buildings, net of taxes and transfer to Statutory Reserve, for the year ended March 31, 2011.

6.	Includes capital reserve on consolidation amounting to Rs. 82.2 million (March 31, 2010: Rs. 82.2 million).
7.	Represents appropriation of 5% of net profit by the Bank's Sri Lanka branch to meet the requirements of Section 20 of Sri Lankan Banking Act No 30 of 1988.
8.	Includes unrealized profit/(loss), net of tax, of Rs. (3,258.6) million [March 31, 2010: Rs. (4,313.8) million] pertaining to the investments in the available for sale category of ICICI Bank UK PLC.
9.	Includes restricted reserve of Rs. 6,222.3 million (March 31, 2010: Rs. 11,333.6 million) primarily relating to lapsed contracts of the life insurance subsidiary.

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 2A - MINORITY INTEREST
(Rs. in thousands)
	At
	March 31, 2010	March 31, 2011

Opening minority interest	9,105,054	12,704,046
Subsequent increase/(decrease)	3,598,992	878,172
		__________
CLOSING MINORITY INTEREST	12,704,046	13,582,218

SCHEDULE 3 - DEPOSITS
(Rs. in thousands)
	At
	March 31, 2010	March 31, 2011

A. I. Demand deposits
i) From banks	14,856,747	20,176,015
ii) From others	300,667,768	334,537,779
II. Savings bank deposits	622,221,663	732,637,812
III. Term deposits
i) From banks	88,149,385	153,559,266
ii) From others	1,389,827,397	1,350,149,177

TOTAL DEPOSITS	2,415,722,960	2,591,060,049

B. I. Deposits of branches in India	1,911,271,065	2,132,983,708
II. Deposits of branches/subsidiaries outside India	504,451,895	458,076,341

TOTAL DEPOSITS	2,415,722,960	2,591,060,049

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 4 - BORROWINGS

                                                                                                                      (Rs. in thousands)
	At
	March 31, 2010	March 31, 2011

I. Borrowings In India
i) Reserve Bank of India	--	5,000,000
ii) Other banks	60,072,566	63,186,638
iii) Other institutions and agencies
a) Government of India	687,491	299,581
b) Financial institutions/others	73,843,875	89,874,799
iv) Borrowings in the form of
a) Deposits	35,459,265	18,959,593
b) Commercial paper	16,976,284	7,019,749
c) Bonds and debentures (excluding subordinated debt)1	41,656,724	21,331,106
v) Application money bonds2	25,000,000	--
vi) Capital instruments
Innovative Perpetual Debt Instruments (IPDI) (qualifying as Tier I capital)	13,010,000	13,010,000
Hybrid debt capital instruments issued as bonds/debentures (qualifying as upper Tier II capital)	97,502,000	98,188,633
Redeemable Non-Cumulative Preference Shares (RNCPS) (Redeemable Non-Cumulative Preference Shares of Rs. 10 million each issued to preference share holders of erstwhile ICICI Limited on amalgamation redeemable at par on April 20, 2018)	3,500,000	3,500,000
Unsecured redeemable debentures/bonds (subordinated debt included in Tier II capital)	145,090,481	201,316,236

TOTAL BORROWINGS IN INDIA	512,798,686	521,686,335

II. Borrowings outside India
i) Capital instruments
Innovative Perpetual Debt Instruments (IPDI) (qualifying as Tier l capital)	15,199,979	15,106,107
Hybrid debt capital instruments issued as bonds/debentures (qualifying as upper Tier II capital)	40,410,000	43,926,075
Unsecured redeemable debentures/bonds (subordinated debt included in Tier II capital)	11,817,445	14,553,006
ii) Bonds and notes	285,560,180	294,843,311
iii) Other borrowings3	291,196,929	368,273,768

TOTAL BORROWINGS OUTSIDE INDIA	644,184,533	736,702,267

TOTAL BORROWINGS	1,156,983,219	1,258,388,602
1.	Includes borrowings guaranteed by Government of India of Rs. 4,367.5 million (March 31, 2010: Rs. 8,355.0 million).
2.	Application money received towards subordinated debt.
3.	Includes borrowings guaranteed by Government of India for the equivalent of Rs. 16,515.0 million (March 31, 2010: Rs. 17,252.7 million).
4.
Secured borrowings in I and II above are Rs. 15,403.1 million (March 31, 2010: Rs. 17,811.2 million) excluding borrowings under Collateralized Borrowing and Lending Obligation and/or repurchase transactions with banks and financial institutions.

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS
                                                                                                           (Rs. in thousands)
	At
	March 31, 2010	March 31, 2011

I. Bills payable	27,687,572	35,615,550
II. Inter-office adjustments (net credit)	244,147	--
III. Interest accrued	31,306,292	32,569,903
IV. Sundry creditors	87,895,240	89,239,928
V. Provision for standard assets	16,415,504	16,909,115
VI. Others1	91,894,687	102,467,784

TOTAL OTHER LIABILITIES AND PROVISIONS	255,443,442	276,802,280
1. Includes:
a) Proposed dividend amounting to Rs. 16,125.8 million  (March 31, 2010: Rs. 13,378.6 million).
b) Corporate dividend tax payable of Rs. 2,254.2 million (March 31, 2010: Rs. 1,757.0 million).

SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA

 (Rs. in thousands)
	At
	March 31, 2010	March 31, 2011

I. Cash in hand (including foreign currency notes)	36,425,017	41,109,739
II. Balances with Reserve Bank of India in current accounts	242,077,770	171,230,324

TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA.	278,502,787	212,340,063

SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE

(Rs. in thousands)
	At
	March 31, 2010	March 31, 2011
I. In India
i) Balances with banks
a) in current accounts	9,778,514	5,864,648
b) in other deposit accounts	40,075,977	55,013,756
ii) Money at call and short notice
a) with banks	70,000	9,600,000
b) with other institutions	--	3,180,818

TOTAL	49,924,491	73,659,222

II. Outside India
i) in current accounts	21,985,978	25,140,674
ii) in other deposit accounts	40,391,512	11,408,038
iii) Money at call and short notice	80,636,445	71,304,622

TOTAL	143,013,935	107,853,334

TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE	192,938,426	181,512,556

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 8 - INVESTMENTS
 (Rs. in thousands)
	At
	March 31, 2010	March 31, 2011

I. Investments in India (net of provisions)
i) Government securities	732,093,813	732,979,973
ii) Other approved securities	45,009	356,398
iii) Shares (includes equity and preference shares) 1	42,426,779	41,536,041
iv) Debentures and bonds	75,752,082	206,459,725
v) Assets held to cover linked liabilities of life insurance business.	514,692,566	588,265,347
vi) Others (commercial paper, mutual fund units, pass through certificates, security receipts, certificate of deposits, Rural Infrastructure Development Fund deposits and other related investment etc.)	337,886,043	388,530,238

TOTAL INVESTMENTS IN INDIA	1,702,896,292	1,958,127,722

II. Investments outside India (net of provisions)
i) Government securities	38,707,855	54,619,909
ii) Others	121,593,693	83,780,160

TOTAL INVESTMENTS OUTSIDE INDIA	160,301,548	138,400,069

TOTAL INVESTMENTS	1,863,197,840	2,096,527,791

III. Investments in India
Gross value of investments2	1,718,296,361	1,984,587,186
Less: Aggregate of provision/depreciation/(appreciation)	15,400,069	26,459,464

Net Investments	1,702,896,292	1,958,127,722

IV. Investments outside India
Gross value of investments	164,916,920	141,810,619
Less: Aggregate of provision/depreciation/(appreciation)	4,615,372	3,410,550

Net Investments	160,301,548	138,400,069

TOTAL INVESTMENTS	1,863,197,840	2,096,527,791
1.	Includes acquisition cost of investment in associates of Rs. 578.7 million (March 31, 2010: Rs. 524.5 million).
2.	Includes appreciation of Rs. 72,320.7 million (March 31, 2010: Rs. 93,112.5 million) on investments held to cover linked liabilities of life insurance business.

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 9 - ADVANCES (net of provisions)
(Rs. in thousands)
	At
	March 31, 2010	March 31, 2011

A. I) Bills purchased and discounted	47,219,427	70,301,265
ii) Cash credits, overdrafts and loans repayable on demand	260,401,668	307,352,546
iii) Term loans	1,809,026,622	2,057,775,362
iv) Securitization, finance lease and hire purchase receivables	141,133,563	124,763,964

TOTAL ADVANCES	2,257,781,280	2,560,193,137

B. i) Secured by tangible assets [includes advances against book debts]	1,612,468,494	1,922,059,342
ii) Covered by bank/government guarantees	21,202,426	27,057,409
iii) Unsecured	624,110,360	611,076,386

TOTAL ADVANCES	2,257,781,280	2,560,193,137

C. I. Advances in India
i) Priority sector	539,773,871	534,015,609
ii) Public sector	3,201,088	13,788,639
iii) Banks	41,790	1,810,607
iv) Others	916,388,589	1,132,200,854

TOTAL ADVANCES IN INDIA	1,459,405,338	1,681,815,709

II. Advances outside India
i) Loans to banks	13,683,352	43,708,080
ii) Due from others
a) Bills purchased and discounted	17,714,187	11,610,861
b) Syndicated and term loans	693,892,525	752,209,407
c) Others	73,085,878	70,849,080

TOTAL ADVANCES OUTSIDE INDIA	798,375,942	878,377,428

TOTAL ADVANCES	2,257,781,280	2,560,193,137

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 10 - FIXED ASSETS
(Rs. in thousands)
	At
	March 31, 2010	March 31, 2011

I. Premises
At cost at March 31 of preceding year	29,563,202	28,681,193
Additions during the year1	1,369,012	18,438,137
Deductions during the year	(2,251,021)	(1,216,539)
Depreciation to date	(6,472,554)	(8,156,035)

Net block2	22,208,639	37,746,756

II. Other fixed assets (including furniture and fixtures)
At cost at March 31 of preceding year	38,138,907	36,232,085
Additions during the year1	2,297,683	6,665,154
Deductions during the year	(4,204,505)	(1,456,215)
Depreciation to date	(23,351,752)	(26,862,655)

Net block	12,880,333	14,578,369

III. Assets given on Lease
At cost at March 31 of preceding year	17,961,174	17,760,500
Additions during the year	--	--
Deductions during the year	(200,674)	(250,413)
Depreciation to date, accumulated lease adjustment and provisions	(14,226,548)	(14,939,735)

Net block	3,533,952	2,570,352

TOTAL FIXED ASSETS	38,622,924	54,895,477
1.	Includes assets acquired from erstwhile The Bank of Rajasthan Limited for the year ended March 31, 2011.
2.	Includes assets amounting to Nil (March 31, 2010:Rs. 446.1 million) which are in the process of being sold.

SCHEDULE 11 – OTHER ASSETS
                                                                                                            (Rs. in thousands)
	At
	March 31, 2010	March 31, 2011

I. Inter-office adjustments (net debit )	--	207,829
II. Interest accrued	41,402,059	49,240,460
III. Tax paid in advance/tax deducted at source (net)	39,651,493	37,124,889
IV. Stationery and stamps	641	109,751
V. Non-banking assets acquired in satisfaction of claims1	743,464	887,459
VI. Advance for capital assets	11,907,171	1,418,588
VII. Deposits	19,863,374	13,776,546
VIII. Deferred tax asset (net)	24,842,072	29,936,668
IX. Others2	124,019,422	99,507,443

TOTAL OTHER ASSETS	262,429,696	232,209,633
1.	Includes certain non-banking assets acquired in satisfaction of claims, which are in the process of being transferred in the Bank's name.
2.
Includes goodwill on consolidation amounting to Rs. 1,464.8 million (March 31, 2010: Rs. 1,514.4 million) and goodwill on purchase of assets by way of merger amounting to Nil (March 31, 2010: Rs. 41.5 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 12 - CONTINGENT LIABILITIES

(Rs. in thousands)
	At
	March 31, 2010	March 31, 2011

I. Claims against the Bank not acknowledged as debts	35,364,093	21,093,514
II. Liability for partly paid investments	128,126	128,050
III. Liability on account of outstanding forward exchange contracts1	1,753,368,882	2,550,667,789
IV. Guarantees given on behalf of constituents
a) In India	489,303,787	647,524,739
b) Outside India	129,981,831	182,021,705
V. Acceptances, endorsements and other obligations	321,795,858	393,972,235
VI. Currency swaps1	506,938,754	567,720,233
VII. Interest rate swaps, currency options and interest rate futures1	4,846,442,184	5,800,967,594
VIII. Other items for which the Group is contingently liable2	121,875,833	61,900,784

TOTAL CONTINGENT LIABILITES	8,205,199,348	10,225,996,643
1.	Represents notional amount.
2.
Includes an amount of Rs. 1,653.8 million pertaining to government securities settled after the Balance Sheet date, which are accounted as per settlement date method pursuant to RBI guidelines issued during the year ended March 31, 2011.

SCHEDULE 13 - INTEREST EARNED

                                                                                                             (Rs. in thousands)
	March 31, 2009	March 31, 2010	March 31, 2011

I. Interest/discount on advances/bills	251,907,185	203,626,416	190,975,431
II. Income on investments	93,690,339	78,164,417	91,806,801
III. Interest on balances with Reserve Bank of India and other inter-bank funds	7,685,387	7,111,651	4,693,218
IV. Others 1,2	9,224,153	12,634,594	13,338,591

TOTAL INTEREST EARNED	362,507,064	301,537,078	300,814,041
1. Includes interest amounting to Rs. 1,694.7 million (March 31, 2010: Rs. 1,241.8 million) on income tax refunds
2. Includes interest and amortization of premium on non-trading interest rate swaps and foreign currency swaps.

ICICI Bank Limited and subsidiaries

Schedules forming part of the profit and loss accounts (Continued)

SCHEDULE 14 - OTHER INCOME

 (Rs. in thousands)
	Year ended
	March 31, 2009	March 31, 2010	March 31, 2011

I. Commission, exchange and brokerage	65,747,868	60,039,038	65,977,918
II. Profit/(loss) on sale of investments (net)	24,318,015	10,359,185	6,215,295
III. Profit/(loss) on revaluation of investments (net)	(4,431,761)	3,923,447	(4,528,802)
IV. Profit/(loss) on sale of land, buildings and other assets (net)1	14,611	821,610	299,958
V. Profit/(loss) on foreign exchange transactions (net)	1,964,929	11,911,507	10,121,840
VI. Premium and other operating income from insurance business	183,582,426	204,757,832	236,030,257
VII. Miscellaneous income (including lease income)2	7,827,655	2,648,029	1,016,537

TOTAL OTHER INCOME	279,023,743	294,460,648	315,133,003
1.	Includes profit/(loss) on sale of assets given on lease.
2.	Includes share of profit/(loss) from associates.

SCHEDULE 15 - INTEREST EXPENDED

(Rs. in thousands)
	Year ended
	March 31, 2009	March 31, 2010	March 31, 2011

I. Interest on deposits	182,506,979	135,093,359	113,151,705
II. Interest on Reserve Bank of India/inter-bank borrowings	26,564,628	18,644,064	16,826,306
III. Others (including interest on borrowings of erstwhile ICICI Limited)	55,800,920	53,554,438	63,447,674

TOTAL INTEREST EXPENDED	264,872,527	207,291,861	193,425,685

ICICI Bank Limited and subsidiaries

Schedules forming part of the profit and loss accounts (Continued)

SCHEDULE 16 - OPERATING EXPENSES

                                                                                                                                                                                                                                     (Rs. in thousands)
	Year ended
	March 31, 2009	March 31, 2010	March 31, 2011

I. Payments to and provisions for employees	39,043,015	36,784,297	43,925,959
II. Rent, taxes and lighting	10,766,322	10,168,540	9,723,158
III. Printing and stationery	2,103,465	1,609,042	1,491,506
IV. Advertisement and publicity	3,311,278	4,421,935	3,874,585
V. Depreciation	5,965,761	6,212,233	6,607,680
VI. Depreciation (including lease equalization) on leased assets	2,101,070	1,416,505	789,135
VII. Directors' fees, allowances and expenses	22,897	27,868	33,590
VIII. Auditors' fees and expenses	136,872	148,042	160,924
IX. Law charges	1,425,366	1,396,354	810,340
X. Postages, telegrams, telephones, etc.	4,567,895	3,575,692	3,007,539
XI. Repairs and maintenance	6,831,997	6,685,665	6,677,282
XII. Insurance	2,115,359	1,885,845	1,994,829
XIII. Direct marketing agency expenses	6,121,823	2,413,170	2,578,556
XIV. Claims and benefits paid pertaining to insurance business	18,094,559	20,643,054	28,158,043
XV. Other expenses pertaining to insurance business	147,404,509	158,516,684	180,870,784
XVI. Other expenditure	31,845,686	21,427,455	22,320,635

TOTAL OPERATING EXPENSES	281,857,874	277,332,381	313,024,545

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Accounts

SCHEDULE 17

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

The Bank was incorporated in Vadodara, India and is a banking company governed by the Banking Regulation Act, 1949.

Principles of consolidation

The consolidated financial statements include the financials of ICICI Bank, its subsidiaries, associates and joint ventures.

Entities, in which the Bank holds, directly or indirectly, more than 50.00% of the voting rights or where it exercises control, are fully consolidated on a line-by-line basis in accordance with the provisions of AS 21. Entities where the Bank, directly or indirectly, holds 20.00% to 50.00% of the voting rights and/or has the ability to exercise significant influence are accounted for under the equity method of accounting and the pro-rata share of their profit/(loss) is included in the consolidated profit and loss account. Assets, liabilities, income and expenditure of jointly controlled entities are consolidated using the proportionate consolidation method. Under this method, the Bank’s share of each of the assets, liabilities, income and expenses of the jointly controlled entity is reported in separate line items in the consolidated financial statements. The Bank does not consolidate entities where control is intended to be temporary. All significant inter-company accounts and transactions are eliminated on consolidation.

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

The Group follows the accrual method of accounting except where otherwise stated, and the historical cost convention. In case the accounting policies followed by a subsidiary or joint venture are different from those followed by the Bank, the same have been disclosed separately.

The preparation of consolidated financial statements requires management to make estimates and assumptions which are considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the consolidated financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. Future results could differ from these estimates.

The consolidated financial statements include the results of the following entities in addition to the Bank.

Sr. no.	Name of the entity4,5,6,7,8	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
1.	ICICI Bank UK PLC	United Kingdom	Subsidiary	Banking	100.00%
2.	ICICI Bank Canada	Canada	Subsidiary	Banking	100.00%
3.	ICICI Bank Eurasia Limited Liability Company	Russia	Subsidiary	Banking	100.00%
4.	ICICI Securities Limited	India	Subsidiary	Securities broking and merchant banking	100.00%
5.	ICICI Securities Holdings Inc.	USA	Subsidiary	Holding company	100.00%
6.	ICICI Securities Inc.	USA	Subsidiary	Securities broking	100.00%
7.	ICICI Securities Primary Dealership Limited	India	Subsidiary	Securities investment, trading and underwriting	100.00%
8.	ICICI Venture Funds Management Company Limited	India	Subsidiary	Private equity/venture capital fund management	100.00%
9.	ICICI Home Finance Company Limited	India	Subsidiary	Housing finance	100.00%
10.	ICICI Trusteeship Services Limited	India	Subsidiary	Trusteeship services	100.00%
11.	ICICI Investment Management Company Limited	India	Subsidiary	Asset management	100.00%
12.	ICICI International Limited	Mauritius	Subsidiary	Asset management	100.00%
13.	ICICI Prudential Pension Funds Management Company Limited9	India	Subsidiary	Pension fund management	100.00%
14.	ICICI Eco-net Internet and Technology Fund	India	Consolidated as per AS 21	Venture capital fund	92.12%
15.	ICICI Equity Fund	India	Consolidated as per AS 21	Unregistered venture capital fund	100.00%
16.	ICICI Emerging Sectors Fund	India	Consolidated as per AS 21	Venture capital fund	99.31%
17.	ICICI Strategic Investments Fund	India	Consolidated as per AS 21	Unregistered venture capital fund	100.00%
18.	ICICI Kinfra Limited	India	Consolidated as per AS 21	Infrastructure development consultancy	76.00%
19.	ICICI Venture Value Fund	India	Consolidated as per AS 21	Unregistered venture capital fund	54.35%
20.	I-Ven Biotech Limited	India	Consolidated as per AS 21	Investment in research and development of biotechnology	100.00%
21.	ICICI Prudential Life Insurance Company Limited1	India	Jointly controlled entity	Life insurance	73.88%
22.	ICICI Lombard General Insurance Company Limited1	India	Jointly controlled entity	General insurance	73.55%

Sr. no.	Name of the entity4,5,6,7,8	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
23.	ICICI Prudential Asset Management Company Limited1	India	Jointly controlled entity	Asset management company for ICICI Prudential Mutual Fund	51.00%
24.	ICICI Prudential Trust Limited1	India	Jointly controlled entity	Trustee company for ICICI Prudential Mutual Fund	50.80%
25.	TCW/ICICI Investment Partners Limited2 (formerly known as TCW/ICICI Investment Partners LLC)	Mauritius	Jointly controlled entity	Asset management	50.00%
26.	Rainbow Fund3	India	Associate	Unregistered venture capital fund	23.91%
27.	Financial Inclusion Network & Operations Limited3	India	Associate	Support services for financial inclusion	27.65%
28.	I-Process Services (India) Private Limited3	India	Associate	Services related to back end operations	19.00%
29.	I-Solutions Providers (India) Private Limited3	India	Associate	Services related to sales and promotion activities	19.00%
30.	NIIT Institute of Finance Banking and Insurance Training Limited3	India	Associate	Education and training in banking and finance	18.94%
31.	Prize Petroleum Company Limited3	India	Associate	Oil exploration and production	35.00%
32.	ICICI Merchant Services Private Limited3	India	Associate	Merchant servicing	19.00%
33.	Mewar Aanchalik Gramin Bank3	India	Associate	Banking	35.00%

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

5.	During the quarter ended September 30, 2009, Transafe Services Limited ceased to be a consolidating entity and accordingly, has not been consolidated.
6.	ICICI Wealth Management Inc. has been dissolved with effect from December 31, 2009 and therefore, it has not been consolidated from the quarter ended December 31, 2009.
7.	During the quarter ended June 30, 2010, Loyalty Solutions & Research Limited ceased to be a consolidating entity and accordingly, has not been consolidated.
8.	During the quarter ended March 31, 2011, ICICI West Bengal Infrastructure Development Corporation Limited ceased to be a consolidating entity and accordingly, has not been consolidated.
9.	ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.

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

•
Net income arising from sell-down/securitization of loan assets prior to February 1, 2006 has been recognized upfront as interest income. With effect from February 1, 2006 net income arising from securitization of loan assets are amortized over the life of securities issued or to be issued by the special purpose vehicle/special purpose entity to which assets are sold. Net income arising from sale of loan assets through direct assignment with recourse obligation is amortized over the life of underlying assets sold and net income from sale of loan assets through direct assignment, without any recourse obligation, is recognized at the time of sale. Net loss arising on account of the sell-down/securitization and direct assignment of loan assets are recognized at the time of sale.

•	The Bank deals in bullion business on a consignment basis. The difference between price recovered from customers and cost of bullion is accounted for at the time of sale to the customers.

•	The Bank also deals in bullion on a borrowing and lending basis and the interest paid/received is accounted on accrual basis.

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

•
In the case of general insurance business, premium is recorded for the policy period at the commencement of risk and for instalment cases, it is recorded on instalment due dates. Premium earned is recognised as income over the period of risk or the contract period based on 1/365 method, whichever is appropriate, on a gross basis, net of service tax. Any subsequent revision to premium is recognised over the remaining period of risk or contract period. Adjustments to premium income arising on cancellation of policies are recognised in the period in which the policies are cancelled. Commission on re-insurance ceded is recognised as income in the period of ceding the risk. Profit commission under re-insurance treaties, wherever applicable, is recognised as income in the period of final determination of profits and combined with commission on reinsurance ceded.

•
In the case of general insurance business, insurance premium on ceding of the risk is recognised in the period in which the risk commences. Any subsequent revision to premium ceded is recognised in the period of such revision. Adjustment to re-insurance premium arising on cancellation of policies is recognized in the period in which it is cancelled. In case of life insurance business, cost of reinsurance ceded is accounted for at the time of recognition of premium income in accordance with the treaty or in-principle arrangement with the reinsurer. Profit commission on reinsurance ceded is netted off against premium ceded on reinsurance.

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

The Employees Stock Option Scheme (the Scheme) provides for grant of equity shares of the Bank to wholetime directors and employees of the Bank and its subsidiaries. The Scheme provides that employees are granted options to subscribe to equity shares of the Bank that vest in a graded manner. The options may be exercised within a specified period. ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company have also formulated similar stock option schemes for their employees for grant of equity shares of their respective companies.

The Group follows the intrinsic value method to account for its stock-based employee compensation plans. Compensation cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date. The fair market price is the latest closing price, immediately prior to the grant date, which is generally the date of the Board of Directors meeting in which the options are granted, on the stock exchange on which the shares of the Bank are listed. If the shares are listed on more than one stock exchange, then the stock exchange where there is highest trading volume on the said date is considered. The banking subsidiaries namely, ICICI Bank UK and ICICI Bank Canada account for the cost of the options granted to employees by ICICI Bank using the fair value method based on Black Scholes model. In the case of ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company, the fair value of the shares is determined based on an external valuation report.

The Group’s venture capital subsidiary i.e. ICICI Venture Funds Management Company has settled carried interest trusts for the benefit of its employees. These trusts have investment in a separate class of units of certain fully consolidated funds. These carried interest entitlements are treated as employee compensation and are accounted for at the time of distribution of such carried interest to the trusts.

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

In the case of life insurance business, claims other than maturity claims are accounted for on receipt of intimation. Survival benefit and maturity claims are accounted when due. Withdrawals and surrenders under linked policies are accounted in the respective schemes when the associated units are cancelled/redeemed. Re-insurance recoveries on claims are accounted for, in the same period as the related claims.

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

Reserve for unexpired risk is recognized net of re-insurance ceded and represents premium written that is attributable and to be allocated to succeeding accounting periods for risks to be borne by the entity under contractual obligations on contract period basis or risk period basis, whichever is appropriate. It is calculated on a daily pro-rata basis subject to a minimum of 50.00% of the aggregated premium, written on policies during the twelve months preceding the balance sheet date for fire, marine, cargo and miscellaneous business and 100.00% for marine hull business, on all unexpired policies at balance sheet date, in accordance with the provisions of the Insurance Act, 1938.

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

The interest rates used for valuing the liabilities are in the range of 6.16% to 6.86% per annum (previous year – 5.10% to 6.78% per annum).

Mortality rates used are based on the published IALM (94 – 96) Ultimate Mortality Table for assurances and LIC 96-98 table for annuities, adjusted to reflect expected experience while morbidity rates used are based on CIBT 93 table, adjusted for expected experience, or on risk rates supplied by reinsurers.

Expenses are provided for at current levels, in respect of renewal expenses, with no allowance for future improvements. Per policy renewal expenses for regular premium policies are assumed to inflate at 5.90% (previous year – 4.30%).

9.	Acquisition costs for insurance business

Acquisition costs are those costs that vary with and are primarily related to the acquisition of insurance contracts and are expensed in the period in which they are incurred.

10.	Staff retirement benefits

Gratuity

The Group pays gratuity to employees who retire or resign after a minimum prescribed period of continuous service and in the case of employees at the overseas locations as per the rules in force in the respective countries. ICICI Bank makes contributions to five separate gratuity funds, for employees inducted from erstwhile ICICI Limited (erstwhile ICICI), employees inducted from erstwhile Bank of Madura Limited (erstwhile Bank of Madura), employees inducted from erstwhile The Sangli Bank Limited (erstwhile Sangli Bank), employees inducted from erstwhile The Bank of Rajasthan Limited (erstwhile Bank of Rajasthan) and employees of ICICI Bank other than those inducted from erstwhile ICICI, erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan.

Separate gratuity funds for employees inducted from erstwhile ICICI, erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan are managed by ICICI Prudential Life Insurance Company Limited.

The gratuity fund for employees of ICICI Bank, other than employees inducted from erstwhile ICICI, erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan is administered by Life Insurance Corporation of India (LIC) and ICICI Prudential Life Insurance Company Limited.

Actuarial valuation of the gratuity liability for all the above funds is determined by an appointed actuary. Actuarial valuation of gratuity liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

Superannuation fund

ICICI Bank contributes 15.00% of the total annual basic salary of certain employees to a superannuation fund for ICICI Bank employees. The employee gets an option on retirement or resignation to commute one-third of the total credit balance in his/her account and receive a monthly pension based on the remaining balance. In the event of death of an employee, his or her beneficiary receives the remaining accumulated balance. ICICI Bank also gives cash option to its employees, allowing them to receive the amount contributed by ICICI Bank in their monthly salary during their employment. In that event, the employee does not receive any superannuation benefit on retirement/resignation from services of the Bank.

Upto March 31, 2005, the superannuation fund was administered solely by Life Insurance Corporation of India. Subsequent to March 31, 2005, both Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited are administering separate funds. Employees have the option to decide on an annual basis, the insurance company for management of that year’s contribution towards superannuation fund.

ICICI Prudential Life Insurance Company, ICICI Prudential Asset Management Company and ICICI Venture Funds Management Company have accrued for superannuation liability based on a percentage of basic salary payable to eligible employees for the period of service.

Pension

The Bank provides for pension, a deferred retirement plan covering certain employees of erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan. The plan provides for a pension payment on a monthly basis to these employees on their retirement based on the respective employee’s years of service with the Bank and applicable salary. For erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan employees in service, separate pension funds are managed in-house and the liability is funded as per actuarial valuation. The pension payments to retired employees of erstwhile Bank of Madura and erstwhile Sangli Bank are being administered by ICICI Prudential Life Insurance Company Limited and pension payments to retired employees of erstwhile Bank of Rajasthan are being administered by LIC and ICICI Prudential Life Insurance Company Limited for whom the Bank has purchased master annuity policies. Employees covered by the pension plan are not eligible for benefits under the provident fund plan.

Provident fund

The Group is statutorily required to maintain a provident fund as a part of retirement benefits to its employees. There are separate provident funds for employees inducted from erstwhile Bank of Madura, erstwhile Sangli Bank, erstwhile Bank of Rajasthan and for other employees of ICICI Bank. In-house trustees manage these funds. Each employee contributes a specified portion of the basic salary and the

Group contributes an equal amount. The funds are invested according to the rules prescribed by the Government of India.

Leave encashment

The Group provides for leave encashment benefit, which is a defined benefit scheme, based on actuarial valuation conducted by an independent actuary.

11.	Provisions, contingent liabilities and contingent assets

The Group estimates the probability of any loss that might be incurred on outcome of contingencies on the basis of information available upto the date on which the consolidated financial statements are prepared. A provision is recognized when an enterprise has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. Provisions are determined based on management estimate required to settle the obligation at the balance sheet date, supplemented by experience of similar transactions. These are reviewed at each balance sheet date and adjusted to reflect the current management estimates. In cases where the available information indicates that the loss on the contingency is reasonably possible but the amount of loss cannot be reasonably estimated, a disclosure to this effect is made in the consolidated financial statements. In case of remote possibility, neither provision nor disclosure is made in the consolidated financial statements. The Group does not account for or disclose contingent assets, if any.

12.	Cash and cash equivalents

Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

13.	Investments

i)	Investments of the Bank are accounted for in accordance with the extant RBI guidelines on investment classification and valuation as given below.

a)	All investments are classified into ‘Held to Maturity’, ‘Available for Sale’ and ‘Held for Trading’. Reclassifications, if any, in any category are accounted for as per the RBI guidelines.

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

c)
‘Available for Sale’ and ‘Held for Trading’ securities are valued periodically as per RBI guidelines. Any premium over the face value of fixed rate and floating rate investments in government securities, classified as ‘Available for Sale’, is amortized over the remaining period to maturity on constant yield basis and straight line basis respectively. Quoted investments are valued based on the trades/quotes on the recognized stock exchanges, subsidiary general ledger account transactions, price list of RBI or prices declared by Primary Dealers Association of India jointly with Fixed Income Money Market and Derivatives Association (FIMMDA), periodically.

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

Unquoted equity shares are valued at the break-up value, if the latest balance sheet is available or at Rs. 1 as per RBI guidelines.

Securities are valued scrip-wise and depreciation/appreciation is aggregated for each category. Net appreciation in each category, if any, being unrealized, is ignored, while net depreciation is provided for.

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

f)
Market repurchase and reverse repurchase transactions are accounted for as borrowing and lending transactions in accordance with the extant RBI guidelines. Transactions with RBI under Liquidity Adjustment Facility (LAF) are accounted for as sale and purchase transactions by the Bank.

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

i)
The Bank follows trade date method of accounting for purchase and sale of investments, except government securities where settlement date method of accounting is followed from January 1, 2011 in accordance with RBI guidelines.

ii)
The Bank’s consolidating venture capital funds carry investments at fair values, with unrealized gains and temporary losses on investments recognized as components of investors’ equity and accounted for in the unrealized investment reserve account. The realised gains and losses on investments and units in mutual funds and unrealized gains or losses on revaluation of units in mutual funds are accounted for in the profit and loss account. Provisions are made in respect of accrued income considered doubtful. Such provisions as well as any subsequent recoveries are recorded through the profit and loss account. Subscription to/purchase of investments are accounted at the cost of acquisition inclusive of brokerage, commission and stamp duty. Bonus shares and right entitlements are recorded when such benefits are known. Quoted investments are valued on the valuation date at the closing market price. Quoted investments that are not traded on the valuation date but are traded during the two months prior to the valuation date are valued at the latest known closing price. An appropriate discount is applied where the asset management company considers it necessary to reflect restrictions on disposal. Quoted investments not traded during the two months prior to the valuation date are treated as unquoted. Unquoted investments are valued at their estimated fair values by applying appropriate valuation methods. Where there is a decline, other than temporary in the carrying amounts of investments, the resultant reduction in the carrying amount is charged to the profit and loss account during the period in which such decline is identified.

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

iv)
The Bank’s housing finance subsidiary classifies its investments as current investments and long-term investments. Investments that are readily realizable and intended to be held for not more than a year are classified as current investments, which are carried at the lower of cost and net realizable value. All other investments are classified as long-term investments, which are carried at cost. However, a provision for diminution in value is made to recognize any other than temporary decline in the value of such long-term investments. Costs such as brokerage, commission etc. paid at the time of acquisition of investments are included in the investment cost.

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

In the case of life insurance business, valuation of investments (other than linked business) is done on the following basis:

a.
All debt securities and redeemable preference shares are considered as ‘held to maturity’ and accordingly stated at historical cost, subject to amortization of premium or accretion of discount in the profit or loss account over the period of maturity/holding on a straight line basis.

b.
Listed equity shares are stated at fair value being the last quoted closing price on the National Stock Exchange (NSE) [in case of securities not listed on NSE, the last quoted closing price on the Bombay Stock Exchange (BSE) is used]. Equity shares awaiting listing are stated at historical cost subject to provision for diminution, if any, in the value of such investment determined separately for each individual investment.

c.	Mutual fund units at the balance sheet date are valued at the latest available net asset values of the respective fund.

Unrealized gains/losses arising due to changes in the fair value of listed equity shares and mutual fund units are taken to ’Revenue and other reserves’ in the balance sheet for life insurance business.

In the case of general insurance business, valuation of investments is done on the following basis:

a.
All debt securities including government securities and non-convertible preference shares are considered as ‘held to maturity’ and accordingly stated at amortized cost determined after amortization of premium or accretion of discount on a straight line basis over the holding/maturity period.

b.	Listed equities and convertible preference shares at the balance sheet date are stated at fair value, being the lowest of last quoted closing price on NSE or BSE.

c.	Mutual fund investments (other than venture capital fund) are stated at fair value, being the closing net asset value at balance sheet date.

d.	Investments other than mentioned above are valued at cost.

Unrealized gains/losses arising due to changes in the fair value of listed equity shares and mutual fund units are taken to ’Revenue and other reserves’ in the balance sheet for general insurance business.

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

The total proportion of investments for which subsidiaries have applied accounting policies different from the Bank as mentioned above, approximate 14.50% of the total investments at March 31, 2011.

14.	Provisions/write-offs on loans and other credit facilities

a)
All credit exposures, including overdues arising from crystallized derivative contracts, are classified as per RBI guidelines, into performing and NPAs. Further, NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI.

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

The Bank holds specific provisions against non-performing loans and general provision against performing loans and floating provisions taken over from erstwhile Bank of Rajasthan upon amalgamation. The assessment of incremental specific provisions is made after taking into consideration the existing specific provision held. The specific provisions on retail loans held by the Bank are higher than the minimum regulatory requirements.

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

e)
In addition to the provisions required to be held according to the asset classification status, provisions are held for individual country exposures (other than for home country exposure). The countries are categorized into seven risk categories namely insignificant, low, moderate, high, very high, restricted and off-credit and provisioning is made on exposures exceeding 180 days on a graded scale ranging from 0.25% to 100.00%. For exposures with contractual maturity of less than 180 days, provision is required to be held at 25.00% of the rates applicable to exposures exceeding 180 days. If the country exposure (net) of the Bank in respect of each country does not exceed 1.00% of the total funded assets, no provision is required on such country exposure.

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

g)
In the case of the Bank’s primary dealership subsidiary, the policy of provisioning against NPAs is as per the prudential norms prescribed by RBI for non-banking financial companies. As per the policy adopted, the provisions against sub-standard assets are determined, taking into account management’s perception of the higher risk associated with the business of the borrowers. Certain NPAs are considered as loss assets and full provision is made against such assets.

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

The total proportion of loans for which subsidiaries have applied accounting policies different from the Bank as mentioned above, approximate 13.00% of the total loans at March 31, 2011.

15.	Transfer and servicing of assets

The Bank transfers commercial and consumer loans through securitization transactions. The transferred loans are de-recognized and gains/losses are accounted for only if the Bank surrenders the rights to benefits specified in the underlying securitized loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the RBI guidelines for securitization of standard assets, with effect from February 1, 2006, the Bank accounts for any loss arising from securitization immediately at the time of sale and the profit/premium arising from securitization is amortized over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. In the case of loans sold to an asset reconstruction company, the excess provision is not reversed but is utilized to meet the shortfall/loss on account of sale of other financial assets to securitization company (SC)/reconstruction company (RC).

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

In case of revalued/impaired assets, depreciation is provided over the remaining useful life of the assets with reference to revised values of the assets.

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

Foreign currency and rupee derivative contracts entered into for trading purposes are marked to market and the resulting gain/loss, (net of provisions, if any) is accounted for in the profit and loss account. Pursuant to RBI guidelines, any receivables under derivative contracts which remain overdue for more than 90 days and mark-to-market gains on other derivative contracts with the same counter-parties are reversed through the profit and loss account.

18.	Impairment of assets

Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with future net discounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is recognised by debiting the profit and loss account and is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

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

SCHEDULE 18: NOTES FORMING PART OF THE ACCOUNTS

The following additional disclosures have been made taking into account the requirements of Accounting Standards (ASs) and Reserve Bank of India (RBI) guidelines in this regard.

1.	Amalgamation of The Bank of Rajasthan Limited

The Bank of Rajasthan Limited (Bank of Rajasthan), a banking company incorporated under the Companies Act, 1956 and licensed by RBI under the Banking Regulation Act, 1949 was amalgamated with the Bank with effect from close of business of August 12, 2010 in terms of the Scheme of Amalgamation (the Scheme) approved by the RBI vide its order DBOD No. PSBD 2603/16.01.128/2010-11 dated August 12, 2010 under sub section (4) of section 44A of the Banking Regulation Act, 1949. The consideration for the amalgamation was 25 equity shares of ICICI Bank of the face value of Rs. 10/- each fully paid-up for every 118 equity shares of Rs. 10/- each of Bank of Rajasthan. Accordingly, ICICI Bank allotted 31,323,951 equity shares to the shareholders of Bank of Rajasthan on August 26, 2010 and 2,860,170 equity shares which were earlier kept in abeyance pending civil appeal, on November 25, 2010.

ICICI Bank is also a banking company incorporated under the Companies Act, 1956 and licensed by RBI under the Banking Regulation Act, 1949.

As per the Scheme, the undertaking of Bank of Rajasthan including all its assets and liabilities stood transferred/deemed to be transferred to and vested in ICICI Bank as a going concern.

The amalgamation has been accounted for as per the Scheme. Accordingly, the assets and liabilities of Bank of Rajasthan have been accounted at the values at which they were appearing in the books of Bank of Rajasthan at August 12, 2010 and provisions were made for the difference between the book values appearing in the books of Bank of Rajasthan and the fair value as determined by ICICI Bank.

In the books of ICICI Bank, an amalgamation expenses provision account was credited by an amount determined for the expenses and costs of the Scheme arising as a direct consequence on account of any changes in the business or operations of Bank of Rajasthan proposed or considered necessary by the Board of Directors of ICICI Bank (including but not limited to rationalization, upgradation and enhancement of human resources and expenses relating to modifying signage, modifying stationery, branding, changing systems and network, communication including media costs, impairment of technology and fixed assets, conducting general meetings, payment of listing fees and other statutory and regulatory charges, travel in relation to the consolidation contemplated in the Scheme, valuation, due diligence, investment banking expenses and charges relating to preparation of the Scheme, consultations in relation to the consolidation contemplated in the Scheme and training), and other extraordinary expenses on integration and consolidation under the Scheme, to be incurred by ICICI Bank and the balance in such account has been debited to the securities premium account.

Accordingly, the excess of the paid up value of shares issued over the fair value of the net asset acquired (including Statutory Reserves) of Rs. 1,440.1 million and amalgamation expenses of Rs. 657.8 million have been debited to the securities premium account. The computation of this amount is detailed in the table below separately.
                                                                                                      Rs. in million
Particulars	Amount	Amount
34,184,121 equity shares of face value of Rs. 10/- each issued to the shareholders of Bank of Rajasthan		341.8
Less:
Net assets of Bank of Rajasthan at August 12, 20101	3,608.0
Fair value adjustments	(2,703.6)
Reserves taken over on amalgamation	(2,002.7)

Total fair value of the net assets acquired (including Statutory Reserves) of Bank of Rajasthan at August 12, 2010	(1,098.3)
Excess of paid-up value of equity shares issued over the fair value of the net assets acquired	1,440.1
Amalgamation expenses2	657.8
1.	Includes Rs. 50.8 million received subsequent to August 12, 2010 against shares kept in abeyance pending civil appeal.
2.	Net of provision for amalgamation expenses amounting to Rs. 32.2 million no longer required.

As per the accounting done for amalgamation in terms of the Scheme, the identity of reserves of Bank of Rajasthan is not required to be preserved in the books of ICICI Bank. However, the balance in Statutory Reserve Account of Bank of Rajasthan at August 12, 2010 has been added to the Statutory Reserves of ICICI Bank. As a result, the balance in Statutory Reserves is higher to the extent of Rs. 2,002.7 million. The excess of the paid up value of shares issued over the fair value of the net asset acquired (including Statutory Reserves) and amalgamation expenses has been debited to the securities premium account of ICICI Bank. As a result, the balance in the securities premium account is lower to the extent of Rs. 2,097.9 million.

2.	Earnings per share (EPS)

Basic and diluted earnings per equity share are computed in accordance with AS 20 on ‘earnings per share’. Basic earnings per share is computed by dividing net profit after tax by the weighted average number of equity shares outstanding during the year. The diluted earnings per equity share is computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the year.

The following table sets forth, for the periods indicated, the computation of earnings per share.

Rupees in million, except per share data
	Year ended March 31, 2011	Year ended March 31, 2010
Basic
Weighted average no. of equity shares outstanding	1,137,988,639	1,113,737,557
Net profit	60,932.7	46,702.9
Basic earnings per share (Rs.)	53.54	41.93
Diluted
Weighted average no. of equity shares outstanding	1,143,267,823	1,118,224,665
Net profit	60,876.5	46,649.4
Diluted earnings per share (Rs.)	53.25	41.72
Nominal value per share (Rs.)	10.00	10.00
The dilutive impact is mainly due to options granted to employees by the Group.

3.	Related party transactions

The Group has transactions with its related parties comprising associates/other related entities and key management personnel and their relatives.

Associates/other related entities

Financial Inclusion Network & Operations Limited (earlier known as Financial Information Network & Operations limited), I-Process Services (India) Private Limited, I-Solutions Providers (India) Private Limited, NIIT Institute of Finance Banking and Insurance Training Limited, Comm Trade Services Limited, Prize Petroleum Company Limited, ICICI Foundation for Inclusive Growth, Rainbow Fund, Firstsource Solutions Limited (up to December 31, 2009), ICICI Merchant Services Private Limited and Mewar Aanchalik Gramin Bank1.

1.	With respect to a entity, which has been identified as a related party during the year ended March 31, 2011, previous year’s comparative figures have not been reported.

Key management personnel

Mr. K. V. Kamath1, Ms. Chanda Kochhar, Mr. Sandeep Bakhshi2, Mr. N. S. Kannan3, Mr. K. Ramkumar, Mr. Rajiv Sabharwal4, Mr. Sonjoy Chatterjee5, Mr. V. Vaidyanathan1.

Relatives of key management personnel

Ms. Rajalakshmi Kamath1, Mr. Ajay Kamath1, Ms. Ajnya Pai1, Mr. Mohan Kamath1, Mr. Deepak Kochhar, Mr. Arjun Kochhar, Ms. Aarti Kochhar, Mr. Mahesh Advani, Ms. Varuna Karna, Ms. Sunita R. Advani, Ms. Mona Bakhshi2, Mr. Sameer Bakhshi2, Ms. Rangarajan Kumudalakshmi3, Ms. Aditi Kannan3, Mr. Narayanan Raghunathan3, Mr. Narayanan Rangarajan3, Mr. Narayanan Krishnamachari3, Ms. Narayanan Sudha3, Mr. R. Shyam, Ms. R. Suchithra, Mr. K. Jayakumar, Ms. J. Krishnaswamy, Ms. Sangeeta Sabharwal4, Mr. Somnath Chatterjee5, Mr. Tarak Nath Chatterjee5, Ms. Sunaina Chatterjee5, Ms. Nandini Chatterjee5, Ms. Jeyashree V.1, Mr. V. Satyamurthy1, Mr. V. Krishnamurthy1, Mr. K. Vembu1.

1. Transactions reported upto April 30, 2009.
2. Transactions reported with effect from May 1, 2009 upto July 31, 2010.
3. Transactions reported with effect from May 1, 2009.
4. Transactions reported with effect from June 24, 2010.
5. Transactions reported upto April 30, 2010.

The following were the significant transactions between the Group and its related parties for the year ended March 31, 2011. A specific related party transaction is disclosed as a material related party transaction wherever it exceeds 10% of all related party transactions in that category

Insurance services

During the year ended March 31, 2011, the Group received insurance premium from associates/other related entities amounting to Rs. 9.5 million (March 31, 2010: Rs. 52.5 million), from key management personnel amounting to Rs. 0.2 million (March 31, 2010: Rs. 0.1 million) and from relatives of key management personnel amounting to Rs. 0.1 million (March 31, 2010: Rs. 0.3 million). The material transactions for the year ended March 31, 2011 were with Financial Inclusion Network & Operations Limited amounting to Rs. 7.7 million (March 31, 2010: Rs. 3.7 million) and with Firstsource Solutions Limited amounting to Nil (March 31, 2010: Rs. 46.7 million).

During the year ended March 31, 2011, the Group paid insurance claims to its associates/other related entities amounting to Rs. 0.7 million (March 31, 2010: Rs. 10.5 million), to the key management personnel of the Bank amounting to Nil (March 31, 2010: Rs. 0.3 million) and to relatives of key management personnel amounting to Nil (March 31, 2010: Rs. 0.1 million). The material transactions for the year ended March 31, 2011 were with Financial Inclusion Network & Operations Limited amounting to Rs. 0.6 million (March 31, 2010: Rs. 1.3 million), with I-Process Services (India) Private Limited amounting to Rs. 0.1 million (March 31, 2010: Rs. 1.0 million) and with Firstsource Solutions Limited amounting to Nil (March 31, 2010: Rs. 8.2 million).

Fees and commission income

During the year ended March 31, 2011, the Group received fees from its associates/other related entities amounting to Rs. 0.9 million (March 31, 2010: Rs. 3.0 million), from key management personnel amounting to Nil (March 31, 2010: Rs. 0.2 million) and from relatives of key management personnel amounting to Nil (March 31, 2010: Rs. 0.1 million). The material transactions for the year ended March 31, 2011 were with NIIT Institute of Finance Banking and Insurance Training Limited amounting to Rs. 0.8 million (March 31, 2010: Rs. 0.4 million), with Firstsource Solutions Limited amounting to Nil (March 31, 2010: Rs. 2.2 million) and with Rainbow Fund amounting to Rs. 0.1 million (March 31, 2010: Rs. 0.4 million).

During the year ended March 31, 2011, the Group received commission on bank guarantee from its associates/other related entities amounting to Nil (March 31, 2010: Rs. 15.4 million). The material transaction for the year ended March 31, 2011 was with Firstsource Solutions Limited amounting to Nil (March 31, 2010: Rs. 15.3 million).

Lease of premises and facilities

During the year ended March 31, 2011, the Group recovered from its associates/other related entities amounting to Rs. 86.6 million (March 31, 2010: Rs. 52.8 million) for lease of premises, facilities and other administrative costs. The material transactions for the year ended March 31, 2011 were with ICICI Merchant Services Private Limited amounting to Rs. 86.6 million (March 31, 2010: Rs. 32.0 million) and with Firstsource Solutions Limited amounting to Nil (March 31, 2010: Rs. 19.7 million).

Secondment of employees

During the year ended March 31, 2011, the Group received compensation from its associates/other related entities amounting to Rs. 32.7 million (March 31, 2010: Rs. 27.0 million) for secondment of employees. The material transactions for the year ended March 31, 2011 were with ICICI Merchant Services Private Limited amounting to Rs. 24.4 million (March 31, 2010: Rs. 22.5 million) and with I-Process Services (India) Private Limited amounting to Rs. 3.8 million (March 31, 2010: Rs. 3.0 million).

Brokerage and fee expenses

During the year ended March 31, 2011, the Group paid fees to its associates/other related entities amounting to Rs. 1,987.2 million (March 31, 2010: Rs. 1,414.4 million). The material transactions for the year ended March 31, 2011 were with Financial Inclusion Network & Operations Limited amounting to Rs. 922.1 million (March 31, 2010: Rs. 345.5 million), ICICI Merchant Services Private Limited amounting to Rs. 664.4 million (March 31, 2010: Rs. 169.6 million), I-Process Services (India) Private Limited amounting to Rs. 392.9 million (March 31, 2010: Rs. 686.1 million), and with Firstsource Solutions Limited amounting to Nil (March 31, 2010: Rs. 215.1 million).

Purchase of investments

During the year ended March 31, 2011, the Group invested in equity capital and in bonds of its associates/other related entities amounting to Nil (March 31, 2010: Rs. 765.3 million). The material transaction for the year ended March 31, 2011 was investment in ICICI Merchant Services Private Limited amounting to Nil (March 31, 2010: Rs. 755.8 million).

Interest expenses

During the year ended March 31, 2011, the Group paid interest to its associates/other related entities amounting to Rs. 79.5 million (March 31, 2010: Rs. 0.3 million), to its key management personnel amounting to Rs. 1.5 million (March 31, 2010: Rs. 2.5 million) and to relatives of key management personnel amounting to Rs. 0.7 million (March 31, 2010: Rs. 1.2 million). The material transactions for the year ended March 31, 2011 were with Mewar Aanchalik Gramin Bank amounting to Rs. 69.7 million (March 31, 2010: Nil), with Mr. K. Ramkumar amounting to Rs. 0.9 million (March 31, 2010: Rs. 1.7 million), with Firstsource Solutions Limited amounting to Nil (March 31, 2010: Rs. 0.1 million) and with Comm Trade Services Limited amounting to Rs. 0.5 million (March 31, 2010: Rs. 0.2 million).

Interest income

During the year ended March 31, 2011, the Group received interest from its associates/other related entities amounting to Rs. 7.0 million (March 31, 2010: Rs. 93.3 million), from its key management personnel amounting to Rs. 0.4 million (March 31, 2010: Rs. 0.5 million) and from relatives of key management personnel amounting to Rs. 0.7 million (March 31, 2010: Rs. 1.0 million). The material transactions for the year ended March 31, 2011 were with Financial Inclusion Network & Operations Limited amounting to Rs. 7.0 million (March 31, 2010: Rs. 2.9 million) and with Firstsource Solutions Limited amounting to Nil (March 31, 2010: Rs. 90.4 million).

Other income

During the year ended March 31, 2011, the net loss on derivative transactions entered with Firstsource Solutions Limited was Nil (March 31, 2010: loss of Rs. 220.9 million).

Dividend paid

During the year ended March 31, 2011, the Bank paid dividend to its key management personnel amounting to Rs. 4.2 million (March 31, 2010: Rs. 4.5 million). The dividend paid during the year ended March 31, 2011 to Ms. Chanda Kochhar was Rs. 3.2 million (March 31, 2010: Rs. 3.0 million), to Mr. Sandeep Bakhshi was Rs. 0.04 million (March 31, 2010: Rs. 0.03 million), to Mr. N. S. Kannan was Rs. 1.0 million (March 31, 2010: Rs. 0.9 million), to Mr. K. Ramkumar was Nil (March 31, 2010: Rs. 0.2 million) and to Mr. Sonjoy Chatterjee was Nil (March 31, 2010: Rs. 0.3 million).

Remuneration to whole-time directors

Remuneration paid to the whole-time directors of the Bank during the year ended March 31, 2011 was Rs. 79.6 million (March 31, 2010: Rs. 119.4 million). The remuneration paid for the year ended March 31, 2010 to Mr. K. V. Kamath was Rs. 4.1 million. The remuneration paid for the year ended March 31, 2011 to Ms. Chanda Kochhar was Rs. 25.2 million (March 31, 2010: Rs. 17.3 million), to Mr. Sandeep Bakhshi was Rs. 7.7 million (March 31, 2010: Rs. 12.6 million), to Mr. N. S. Kannan was Rs. 15.8 million (March 31, 2010: Rs. 10.2 million), to Mr. K. Ramkumar was Rs. 17.6 million [March 31, 2010: Rs. 53.7 million (includes perquisite value of Rs. 40.6 million on employee stock options (ESOPs) exercised)], to Mr. Rajiv Sabharwal was Rs. 9.0 million and to Mr. Sonjoy Chatterjee was Rs. 4.3 million [March 31, 2010: Rs. 19.6 million (includes perquisite value of Rs. 7.9 million on ESOPs exercised)]. The remuneration paid for the year ended March 31, 2010 to Mr. V. Vaidyanathan was Rs. 1.9 million.

Sale of fixed assets

During the year ended March 31, 2011, the Group sold fixed assets to its associates/other related entities amounting to Rs. 2.8 million (March 31, 2010: Nil). The material transaction for the year ended March 31, 2011 was with ICICI Merchant Services Private Limited amounting to Rs. 2.8 million (March 31, 2010: Nil).

Donation

During the year ended March 31, 2011, the Group has given donation to ICICI Foundation for Inclusive Growth amounting to Rs. 97.0 million (March 31, 2010: Rs. 236.2 million).

Related party balances

The following table sets forth, for the periods indicated, the balance payable to/receivable from its associates/other related entities.
Rs. in million
Items	At March 31, 2011	At March 31, 2010
Deposits with the Group	1,561.7	300.7
Advances	44.3	42.5
Investments of the Group in related parties	965.2	955.7
Investments of related parties in ICICI Bank	15.0	….
Receivables	187.9	282.2
Payables	139.0	214.8
Guarantees issued by the Group	0.1	0.1

The following table sets forth, for the periods indicated, the balance payable to/receivable from key management personnel:
Rs. in million, except number of shares
Items	At March 31, 2011	At March 31, 2010
Deposits	35.8	38.5
Advances	10.6	6.7
Investments	3.5	3.6
Employee Stock Options Outstanding1(Nos.) .	2,263,000	1,254,250
Employee Stock Options Exercised1	….	46.3
1.	During the year ended March 31, 2011, no employee stock options were exercised by the key management personnel of the Bank (March 31, 2010: 121,875).

The following table sets forth, for the periods indicated, the balance payable to/receivable from relatives of key management personnel:
Rs. in million
Items	Year ended March 31, 2011	Year ended March 31, 2010
Deposits	13.3	16.9
Advances	7.7	8.1

The following table sets forth, for the periods indicated, the maximum balance payable to/receivable from key management personnel:
                       Rs. in million
Items	Year ended March 31, 2011	Year ended March 31, 2010
Deposits	45.4	66.1
Advances	11.1	26.1
Investments	3.5	9.1

The following table sets forth, for the periods indicated, the maximum balance payable to/receivable from relatives of key management personnel:
Rs. in million
Items	Year ended March 31, 2011	Year ended March 31, 2010
Deposits	22.3	23.2
Advances	9.1	12.2
Investments	-	0.3

4.	Employee stock option scheme (ESOS)

ICICI Bank:

In terms of the ESOS, as amended, the maximum number of options granted to any eligible employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the eligible employees shall not exceed 5.00% of the aggregate number of the issued equity shares of the Bank on the date(s) of the grant of options. Under the stock option scheme, eligible employees are entitled to apply for equity shares. Options granted for fiscal 2003 and earlier years vest in a graded manner over a three-year period, with 20.00%, 30.00% and 50.00% of the grants vesting in each year commencing from the end of 12 months from the date of grant. Options granted for fiscal 2004 to 2008 vest in a graded manner over a four-year period, with 20.00%, 20.00%, 30.00% and 30.00% of the grants vesting in each year commencing from the end of 12 months from the date of grant. Options granted in April 2009 vest in a graded manner over a five year period with 20.00%, 20.00%, 30.00% and 30.00% of grant vesting each year, commencing from the end of 24 months from the date of grant. Options granted in March 2010 onwards would vest in a graded manner over a four year period with 20.00%, 20.00%, 30.00% and 30.00% of grant vesting each year, commencing from the end of 12 months from the date of grant. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. As per the scheme, the exercise price of the Bank’s options is the last closing price on the stock exchange, which recorded highest trading volume preceding the date of grant of options. Hence, there was no compensation cost based on intrinsic value of options.

In February 2011, the Bank granted 3,035,000 options to eligible employees and whole-time Directors of the Bank and certain of its subsidiaries at an exercise price of Rs. 967.00. Of these options granted 50.00% would vest on April 30, 2014 and the balance 50.00% would vest on April 30, 2015. Based on intrinsic value of options, compensation cost of Rs. 2.9 million was recognized during the year ended March 31, 2011.

If ICICI Bank had used the fair value of options based on binomial tree model, compensation cost in year ended March 31, 2011 would have been higher by Rs. 905.8 million and proforma profit after tax would have been Rs. 50.60 billion. On a proforma basis, ICICI Bank’s basic and diluted earnings per share would have been Rs. 44.47 and Rs. 44.27 respectively. The key assumptions used to estimate the fair value of options granted during the year ended March 31, 2011 are given below.

Risk-free interest rate	5.26% to 8.42%
Expected life	6.35 to 6.87 years
Expected volatility	48.38% to 49.82%
Expected dividend yield	1.10% to 1.33%

The weighted average fair value of options granted during the year ended March 31, 2011 is Rs. 535.87 (March 31, 2010: Rs. 199.91).

A summary of the status of the Bank’s stock option plan is given below.

                                                                                                       Rs., except number of options
	Stock options outstanding
	Year ended March 31, 2011		Year ended March 31, 2010
Particulars	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	18,763,460	689.50	18,992,504	685.05
Add: Granted during the year	5,514,600	972.00	1,731,000	434.78
Less: Lapsed during the year, net of re-issuance	1,005,536	871.95	365,372	661.78
Less: Exercised during the year	2,743,137	517.21	1,594,672	366.38
Outstanding at the end of the year	20,529,387	779.72	18,763,460	689.50
Options exercisable	10,197,137	682.72	10,104,780	609.18

In terms of the Scheme, 20,529,387 options (March 31, 2010: 18,763,460 options) granted to eligible employees were outstanding at March 31, 2011.

A summary of stock options outstanding at March 31, 2011 is given below.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (Number of years)
105-299	95,086	137.13	1.07
300-599	6,906,951	466.85	5.30
600-999	13,426,350	942.54	7.78
1,000-1,399	101,000	1,084.59	7.94

A summary of stock options outstanding at March 31, 2010 is given below.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (Number of years)
105-299	117,601	146.21	2.03
300-599	9,339,639	462.04	6.08
600-999	9,238,220	923.24	7.61
1,000-1,399	68,000	1,114.57	7.65

The options were exercised regularly throughout the period and the weighted average share price as per (NSE) price volume data during the year ended March 31, 2011 was Rs. 1,014.96 (March 31, 2010: Rs. 853.80).

ICICI Life:

ICICI Prudential Life Insurance Company has formulated various ESOS schemes, namely Founder I, Founder II, 2004-05, 2005-06, 2006-07 and 2007-08.

For ICICI Prudential Life Insurance Company there is no compensation cost for the year ended March 31, 2011 based on the intrinsic value of options. If the entity had used the fair value of options based on the binomial tree model, compensation cost for the year ended March 31, 2011 would have been higher by Rs. 90.4 million (March 31, 2010: Rs. 175.1 million).

The following table sets forth, the key assumptions used to estimate the fair value of options granted during the year ended March 31, 2011.

Risk-free interest rate	6.87%-8.00% p.a.
Expected life	3-5 years
Expected volatility	28.65% p.a.
Expected dividend yield	1.50% p.a.

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Prudential Life Insurance Company.

  Rs., except number of options
	Stock options outstanding
	Year ended March 31, 2011		Year ended March 31, 2010
Particulars	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at the beginning of the year	14,827,086	210.73	16,609,012	199.72
Add: Granted during the year...	....	....	....	....
Less: Forfeited/ lapsed during the year	943,666	257.84	896,336	147.79
Less : Exercised during the year	318,266	65.18	885,590	67.95
Outstanding at the end of the year	13,565,154	210.87	14,827,086	210.73
Options exercisable	8,768,885	161.34	5,614,986	136.69

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company at March 31, 2011.

Range of exercise price (Rs. per share)	Number of shares arising out of options (Number of shares)	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (Number of years)
30-400	13,565,154	210.87	6.11

ICICI General:

ICICI Lombard General Insurance Company has formulated various ESOS schemes to their employees. There is no compensation cost for the year ended March 31, 2011 based on the intrinsic value of options. If the entity had used the fair value of options based on the binomial tree model, compensation cost for the year ended March 31, 2011 would have been higher by Rs. 67.5 million (March 31, 2010: Rs. 37.6 million).

The following table sets forth, the key assumptions used to estimate the fair value of options granted during the year ended March 31, 2011.

Risk-free interest rate	5.79%-8.17% p.a.
Expected life	3-7 years
Expected volatility	17.00%-84.89% p.a.
Expected dividend yield	0.80%-2.85% p.a.

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Lombard General Insurance Company.
       Rs except number of options
	Stock options outstanding
	Year ended March 31, 2011		Year ended March 31, 2010
Particulars	Number of options	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at the beginning of the year	13,346,000	94.55	14,399,000	94.19
Add: Granted during the year	2,312,000	114.00	1,249,000	91.00
Less: Forfeited/ lapsed during the year	1,132,000	126.62	1,705,000	107.33
Less : Exercised during the year	881,000	43.17	597,000	41.86
Outstanding at the end of the year	13,645,000	98.72	13,346,000	94.56
Options exercisable	7,577,000	75.09	6,737,000	63.26

The following table sets forth, summary of stock options outstanding of ICICI Lombard General Insurance Company at March 31, 2011.

Range of exercise price (Rs. per share)	Number of shares arising out of options (Number of shares)	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (Number of years)
35 – 200	13,645,000	98.72	7.12

If the Group had used the fair value of options based on the binomial tree model, the compensation cost for the year ended March 31, 2011 would have been higher by Rs. 1,022.6 million (March 31, 2010: Rs. 1,058.3 million) and the proforma consolidated profit after tax would have been Rs. 59.91 billion (March 31, 2010: Rs. 45.64 billion). On a proforma basis, the Group’s basic earnings per share would have been Rs. 52.65 (March 31, 2010: Rs. 40.98) and diluted earnings per share would have been Rs. 52.35 (March 31, 2010: Rs. 40.77).

5.	Fixed assets

The following table sets forth, for the periods indicated, the movement in software acquired by the Group, as included in fixed assets.

Rs. in million
Particulars	At March 31, 2011	At March 31, 2010
At cost at March 31 of preceding year	8,014.6	6,906.7
Additions during the year1	1,185.5	1,369.5
Deductions during the year	(205.2)	(261.6)
Depreciation to date	(6,245.3)	(5,250.7)
Net block	2,749.6	2,763.9
1.	Includes impact of acquisition of erstwhile Bank of Rajasthan.

6.	Assets on lease

6.1	Assets taken under operating lease

The following table sets forth, for the periods indicated, the details of future rentals payable on operating leases.
Rs. in million
Particulars	At March 31, 2011	At March 31, 2010
Not later than one year	1,437.1	1,651.9
Later than one year and not later than five years	3,733.4	4,211.4
Later than five years	1,265.2	1,500.6
Total	6,435.7	7,363.9

6.2	Assets under finance lease

The following table sets forth, for the periods indicated, the details of finance leases.

 Rs. in million
Particulars	At March 31, 2011	At March 31, 2010
Future minimum lease receipts	1,437.1	1,651.9
Present value of lease receipts	6.8	17.4
Unmatured finance charges	0.6	0.2
Total.	7.4	17.6
Maturity profile of future minimum lease receipts
- Not later than one year	2.7	17.6
- Later than one year and not later than five years	4.7	....
- Later than five years	....	....
Total	7.4	17.6

6.3	Maturity profile of present value of lease rentals

The following table sets forth, for the periods indicated, the details of maturity profile of present value of finance lease receipts.

                              Rs. in million
Particulars	At March 31, 2011	At March 31, 2010
Not later than one year	2.4	17.4
Later than one year and not later than five years	4.4	....
Later than five years	....	....
Total	6.8	17.4

7.	Preference shares

Certain government securities amounting to Rs. 2,563.8 million at March 31, 2011 (March 31, 2010: Rs. 2,405.2 million) have been earmarked against redemption of preference share issued by the Bank, which fall due for redemption on April 20, 2018, as per the original issue terms.

8.	Provisions and contingencies

The following table sets forth, for the periods indicated, the break-up of provisions and contingencies included in profit and loss account.
Rs. in million
Particulars	Year ended March 31, 2011	Year ended March 31, 2010
Provision for depreciation of investments	3,162.7	328.2
Provision towards non-performing and other assets	20,555.3	44,745.4
Provision towards income tax 1	20,684.9	17,321.8
Provision towards wealth tax	30.2	30.5
Other provision and contingencies	1,881.8	513.4
Total provisions and contingencies	46,314.9	62,939.3
1.	Net of creation of net deferred tax asset amounting to Rs. 4,441.6 million for the year ended March 31, 2011 (March 31, 2010: Rs. 2,349.8 million).

9.	Staff retirement benefits

Pension

The following tables set forth, for the periods indicated, reconciliation of opening and closing balance of the present value of the defined benefit obligation for pension benefits.

                                                                                                        Rs. in million
	Pension
Particulars	Year ended March 31, 2011	Year ended March 31, 2010

Opening obligations	1,748.7	1,932.2
Service cost	170.8	51.8
Interest cost	457.8	134.5
Actuarial (gain)/loss	607.0	(32.1)
Liabilities extinguished on settlement	(460.0)	(287.7)
Addition due to amalgamation	6,749.0	….
Benefits paid	(160.4)	(50.0)
Obligations at the end of the year	8,842.9	1,748.7

	Pension
Particulars	Year ended March 31, 2011	Year ended March 31, 2010
Opening plan assets, at fair value	1,839.9	2,145.3
Expected return on plan assets	156.5	169.9
Actuarial gain/(loss)	69.1	(130.7)
Assets distributed on settlement	(511.1)	(322.6)
Contributions	6,094.6	28.0
Addition due to amalgamation	978.8	….
Benefits paid	(160.4)	(50.0)
Closing plan assets, at fair value	8,467.4	1,839.9

Fair value of plan assets at the end of the year	8,467.4	1,839.9
Present value of the defined benefit obligations at the end of the year	8,842.9	1,748.7
Amount not recognized as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	....	7.7
Asset/(liability)	(375.5)	83.5

Cost for the year
Service cost	170.8	51.8
Interest cost	457.8	134.5
Expected return on plan assets	(156.5)	(169.9)
Actuarial (gain)/loss	537.9	98.6
Curtailments & settlements (gain)/loss	51.1	34.9
Effect of the limit in para 59(b) of AS 15 on ‘employee benefits’	(7.7)	(43.5)
Net cost	1,053.4	106.4

Investment details of plan assets
Majority of the plan assets are invested in Government securities and corporate bonds

Assumptions
Interest rate	8.10%	7.75%
Salary escalation rate
On Basic Pay	1.50%	7.00%
On Dearness Relief	7.00%	7.00%
Estimated rate of return on plan assets	8.00%	8.00%

Experience adjustment
                                                             Rs. in million
Particulars	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007
Plan assets	8,467.4	1,839.9	2,145.3	1,490.1	988.5
Defined benefit obligations	8,842.9	1,748.7	1,932.2	1,678.1	1,029.4
Amount not recognized as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	....	7.7	51.2	....	....
Surplus/(deficit)	(375.5)	83.5	161.9	(188.0)	(40.9)
Experience adjustment on plan assets	69.1	(130.7)	144.8	(117.9)	(110.1)
Experience adjustment on plan liabilities	689.7	196.9	6.6	(121.9)	32.8

 Gratuity

The following tables set forth, for the periods indicated, reconciliation of opening and closing balance of the present value of the defined benefit obligation for gratuity benefits of the Group.

                                      Rs. in million
	Gratuity
	Year ended March 31, 2011	Year ended March 31, 2010
Defined benefit obligation liability
Opening obligations	3,089.6	2,813.8
Add: Adjustment for exchange fluctuation on opening obligation	0.2	(4.8)
Adjusted opening obligations	3,089.8	2,809.0
Service cost	460.1	440.8
Interest cost	391.9	212.5
Actuarial (gain)/loss	(375.7)	(230.6)
Past service cost	10.2	98.6
Addition due to amalgamation	2,773.1	….
Liability assumed on acquisition/(settled on divestiture)	3.7	11.0
Benefits paid	(409.7)	(251.7)
Obligations at the end of year	5,943.4	3,089.6

Opening plan assets, at fair value	3,073.1	2,521.7
Expected return on plan assets	278.9	209.7
Actuarial gain/(loss)	(90.5)	194.8
Addition due to amalgamation	803.0	….
Contributions	2,190.5	378.0
Asset acquired on acquisition/(distributed on divestiture)	10.5	20.7
Benefits paid	(409.7)	(251.7)
Closing plan assets, at fair value	5,855.8	3,073.2

Fair value of plan assets at the end of the year	5,855.8	3,073.2
Present value of the defined benefit obligations at the end of the year	5,943.4	3,089.6
Unrecognized past service cost	25.5	40.5
Amount not recognized as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	4.9	47.9
Asset/(liability)	(67.1)	(23.8)

Cost for the year
Service cost	460.1	440.8
Interest cost	391.9	212.5
Expected return on plan assets	(278.9)	(209.7)
Actuarial (gain)/loss	(285.2)	(425.4)
Past service cost	25.2	73.3
Losses/(gains) on "Acquisition/Divestiture"	(7.7)	(2.2)
Exchange fluctuation loss/(gain)	0.2	(4.8)
Effect of the limit in para 59(b) of AS 15 on ‘employee benefits’	(43.0)	40.0
Net cost	262.7	124.5

Investment details of plan assets
Majority of the plan assets are invested in Government securities and corporate bonds

Gratuity
Particulars	Year ended March 31, 2011	Year ended March 31, 2010
Assumptions
Interest rate	7.59%- 8.30%	6.10%-8.35%
Salary escalation rate	7.00%-10.00%	6.00%-20.00%
Estimated rate of return on plan assets	7.50%-8.00%	7.50%-8.00%

Experience adjustment
                                                                     Rs. in million
Particulars	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008	Year ended March 31, 2007
Plan assets	5,855.8	3,073.2	2,521.7	1,712.6	1,011.3
Defined benefit obligations	5,943.4	3,089.6	2,813.8	2,287.2	1,352.2
Amount not recognized as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	….	47.9	7.9	….	….
Surplus/(deficit)	(87.7)	(64.3)	(300.0)	(574.6)	(340.9)
Experience adjustment on plan assets	(90.5)	194.8	(149.3)	(4.0)	(13.6)
Experience adjustment on plan liabilities	(72.8)	(21.2)	(22.3)	(29.2)	69.5

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

10.	Provision for income tax

The provision for income tax (including deferred tax) for the year ended March 31, 2011 amounted to Rs. 20,684.9 million (March 31, 2010: Rs. 17,321.8 million).

The Group has a comprehensive system of maintenance of information and documents required by transfer pricing legislation under sections 92-92F of the Income Tax Act, 1961. The management is of the opinion that all international transactions are at arm’s length so that the above legislation will not have material impact on the financial statements.

11.	Deferred tax

At March 31, 2011 the Group has recorded net deferred tax asset of Rs. 29,936.7 million (March 31, 2010: Rs. 24,842.1 million), which has been included in other assets.

The following table sets forth, for the periods indicated, the break-up of deferred tax assets and liabilities into major items.
                                                          Rs. in million
Particulars	At March 31, 2011	At March 31, 2010
Deferred tax asset
Provision for bad and doubtful debts	29,506.7	24,052.8
Others	4,972.1	5,503.0
Total deferred tax asset1	34,478.8	29,555.8

Particulars	At March 31, 2011	At March 31, 2010
Deferred tax liability
Depreciation on fixed assets	4,496.2	4,712.6
Others	63.6	86.5
Total deferred tax liability	4,559.8	4,799.1
Add: Net deferred tax asset/(liability) pertaining to foreign branches/foreign subsidiaries	17.7	85.4
Total net deferred tax asset/(liability)	29,936.7	24,842.1

1.
Pursuant to the amalgamation of erstwhile Bank of Rajasthan with the Bank from the close of business at August 12, 2010, the Bank has recognized deferred tax asset of Rs. 827.3 million on eligible amount of timing difference on the date of amalgamation.

At March 31, 2011, ICICI Prudential Life Insurance Company has created deferred tax asset on carry forward unabsorbed losses amounting to Rs. 1,330.8 million (March 31, 2010: Rs. 2,041.5 million) which can be set off against future taxable income and on timing differences arising from funds for future appropriation under linked line of business. ICICI Lombard General Insurance Company has created deferred tax asset on carry forward unabsorbed losses amounting to Rs. 305.8 million (March 31, 2010: Nil).

12.	Information about business and geographical segments

A.	Business segments for the year ended March 31, 2011

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

4.
Other banking business includes hire purchase and leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC, ICICI Bank Canada and its subsidiary, namely, ICICI Wealth Management Inc. (upto December 31, 2009) and ICICI Bank Eurasia LLC.

5.	Life insurance represents results of ICICI Prudential Life Insurance Company Limited.

6.	General insurance represents results of ICICI Lombard General Insurance Company Limited.

7.	Venture fund management represents results of ICICI Venture Funds Management Company Limited.

8.
Others includes ICICI Home Finance Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, TCW/ICICI Investment Partners Limited., ICICI Kinfra Limited, ICICI West Bengal

Infrastructure Development Corporation Limited (upto December 31, 2010), I-Ven Biotech Limited and ICICI Prudential Pension Funds Management Company Limited, Loyalty Solutions & Research Limited (up to March 31, 2010).

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

The results of reported segments for the year ended March 31, 2011 are not comparable with that of reported segments for the year ended March 31, 2010 to the extent entities have been discontinued from consolidation.

The following table sets forth, the business segment results for the year ended March 31, 2011.

Rs. in million
Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Venture fund management	Others	Inter- segment adjustments	Total
1	Revenue	159,734.9	193,232.7	238,563.1	28,356.6	212,294.1	35,179.5	1,962.3	27,731.3	(281,107.5)	615,947.0
2	Segment results	(5,141.9)	48,997.0	22,010.1	5,890.9	9,247.0	(823.4)	937.5	6,795.6	(4,015.8)	83,897.0
3	Unallocated expenses										….
4	Income tax expenses (net)/(net deferred tax credit)										20,715.1
5	Net profit1 (2)- (3) - (4)										63,181.9
	Other information
6	Segment assets	668,931.2	1,600,958.8	1,713,812.3	522,586.4	688,215.0	80,621.4	2,336.4	162,742.7	(170,309.5)	5,269,894.7
7	Unallocated assets2										67,784.0
8	Total assets (6) + (7)										5,337,678.7
9	Segment liabilities	1,543,417.3	795,560.7	1,715,930.23	512,138.03	690,037.33	82,286.93	2,466.03	165,178.73	(170,309.5)	5,336,705.6
10	Unallocated liabilities										973.1
11	Total liabilities (9) + (10)										5,337,678.7
12	Capital expenditure	13,467.8	7,749.5	206.3	155.5	309.5	2,891.0	29.9	293.8	….	25,103.3
13	Depreciation and amortization	3,478.5	1,307.3	21.8	989.0	726.5	496.8	117.1	285.6	(25.8)	7,396.8

1.	Includes share of net profit of minority shareholders.
2.	Includes assets which cannot be specifically allocated to any of the segments, tax paid in advance/tax deducted at source (net), deferred tax asset (net).
3.	Includes share capital and reserves and surplus.

The following table sets forth, the business segment results for the year ended March 31, 2010.
Rs. in million
Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Venture fund management	Others	Inter- segment adjustments	Total
1	Revenue	177,244.1	192,541.3	248,297.5	34,898.1	185,378.0	28,511.1	1,832.7	32,576.6	(305,281.7)	595,997.7
2	Segment results	(13,335.1)	36,451.0	27,444.4	7,733.8	2,776.5	1,583.1	744.1	6,814.2	(4,425.6)	65,786.4
3	Unallocated expenses										--
4	Income tax expenses (net)/(net deferred tax credit)										17,352.3
5	Net profit 1 (2)- (3) - (4)										48,434.1
	Other information
6	Segment assets	737,339.9	1,184,314.3	1,641,699.5	610,350.8	584,434.3	65,597.7	2,532.2	183,265.0	(181,571.7)	4,827,962.0
7	Unallocated assets2										65,511.0
8	Total assets (6) + (7)										4,893,473.0
9	Segment liabilities	1,186,393.0	915,021.2	1,525,509.03	604,992.43	587,425.83	66,798.53	2,569.53	185,621.43	(181,571.7)	4,892,759.1
10	Unallocated liabilities										713.9
11	Total liabilities (9) + (10)										4,893,473.0
12	Capital expenditure	1,721.0	635.8	2.9	102.6	228.3	189.7	107.5	866.5	(187.6)	3,666.7
13	Depreciation and amortization	3,749.0	996.4	16.3	1,616.1	596.9	277.1	120.3	325.6	(69.0)	7,628.7

1.	Includes share of net profit of minority shareholders.
2.	Includes assets which cannot be specifically allocated to any of the segments, tax paid in advance/tax deducted at source (net), deferred tax asset (net).
3.	Includes share capital and reserves and surplus.

B.	Geographical segments

The Group has reported its operations under the following geographical segments.

•      Domestic operations comprise branches and subsidiaries/joint ventures in India.

•	Foreign operations comprise branches and subsidiaries/joint ventures outside India and offshore banking unit in India.

The Group conducts transactions with its customers on a global basis in accordance with their business requirements, which may span across various geographies.

The following tables set forth, for the periods indicated, the geographical segment results.

Rs. in million
Revenue	For the year ended March 31, 2011	For the year ended March 31, 2010
Domestic operations	553,305.3	532,972.3
Foreign operations	62,641.7	63,025.4
Total	615,947.0	595,997.7

                           Rs. in million
Assets	At March 31, 2011	At March 31, 2010
Domestic operations	4,128,281.6	3,694,052.1
Foreign operations	1,142,335.5	1,134,927.3
Total	5,270,617.1	4,828,979.4
Note: Segment assets do not include tax paid in advance/tax deducted at source (net) and deferred tax asset (net).

                     Rs. in million
	Capital expenditure incurred during the year ended		Depreciation provided on capital expenditure during the year ended
	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
Domestic operations	25,008.7	3,545.3	7,188.6	7,390.1
Foreign operations	94.6	121.4	208.2	238.6
Total	25,103.3	3,666.7	7,396.8	7,628.7

13.	Penalties/fines imposed by RBI and other banking regulatory bodies

The penalty imposed by RBI and other banking regulatory bodies during the year ended March 31, 2011 was Rs. 510,000 (March 31, 2010: Nil).

During the year ended March 31, 2011, RBI vide letter dated June 22, 2010 had issued an order under section 11(3) of FEMA, 1999 directing the Bank to pay a penalty of Rs. 10,000/- for violation of FEMA regulations. The Bank has paid the penalty to RBI on July 2, 2010.

During the year ended March 31, 2011, RBI has levied a penalty of Rs. 500,000 on the Bank for having opened an account only on the basis of driving licence as an identity proof while relying on the introduction from existing customer as an address proof. The Bank has paid the penalty of Rs. 500,000 on August 5, 2010.

In April 2011, RBI has imposed a penalty of Rs. 1.5 million on the Bank towards non-compliance of certain instructions issued by RBI in respect of derivative business.

14.	Small and Micro Industries

Under the Micro, Small and Medium Enterprises Development Act, 2006 which came into force from October 2, 2006, certain disclosures are required to be made relating to enterprises covered under the Act. During the year ended March 31, 2011, the amount paid after the due date to vendors registered under the MSMED Act, 2006 was Rs. 17.9 million (March 31, 2010: Rs. 65.2 million). An amount of Rs. 0.7 million (March 31, 2010: Rs. 1.7 million) has been charged to profit and loss account towards accrual of interest on these delayed payments.

15.	Transfer of merchant acquiring operations

During the year ended March 31, 2010, the Bank and First Data, a company engaged in electronic commerce and payment services, formed a merchant acquiring alliance and a new entity, 81% owned by First Data, was formed, which acquired ICICI Bank’s merchant acquiring operations through transfer of assets, primarily comprising fixed assets and receivables, and assumption of liabilities, for a total consideration of Rs. 3,744.0 million. This transfer of assets and liabilities to the new entity would be considered a ‘slump sale’ for tax purposes. The Bank realized a profit of Rs. 2,029.0 million from this transaction, which was included in Schedule 14 – “Other income" for the year ended March 31, 2010.

16.	Repurchase transactions

Up to March 31, 2010, the Bank used to account for market repurchase and reverse repurchase transactions in government securities and corporate debt securities, if any, as “sale and repurchase” transactions. However, as per RBI circular no. RBI/2009-2010/356 IDMD/ 4135/11.08.43/2009-10 dated March 23, 2010, the Bank has started accounting for such transactions as “borrowing and lending” transactions, effective April 1, 2010.

If the Bank had continued to account the repurchase and reverse repurchase transactions as “sale and repurchase” at March 31, 2011, the investments would have been higher by Rs. 122.8 million and the ‘Balances with Banks and Money at call and short notice’ and ‘Borrowings’ would have been lower by Rs. 124.0 million and Rs. 1.2 million respectively.

Pursuant to above guidelines, ICICI Securities Primary Dealership Limited has also started accounting for such transactions as “borrowing and lending” transactions, effective April 1, 2010. If ICICI Securities Primary Dealership Limited had continued to account the repurchase and reverse repurchase transactions as “sale and repurchase” at March 31, 2011, the borrowing would have been higher by Rs. 21,895.9 million, the investment would have been higher by Rs. 21,831.0 million and interest accrued on investment would have been higher by Rs. 64.9 million.

17.	Settlement date accounting for government securities

Pursuant to RBI circular DBOD.No.BP.BC.58/21.04.141/2010-11 dated November 4, 2010, the Bank has changed the accounting for purchase and sale of government securities from trade date basis to settlement date basis with effect from January 1, 2011. Under settlement date accounting, the purchase and sale of securities are recognized in the books on the date of settlement. The changes in fair value of investments between trade date and settlement date are recognized in case of purchased securities while such changes are ignored in case of securities sold. In case the Bank had continued to follow the trade date accounting, investments portfolio at March 31, 2011 would have been lower by Rs. 655.2 million (net), the other assets would have been higher by Rs. 1,153.6 million, other liabilities would have been higher by Rs. 500.2 million and the impact on the profit and loss account would have been Nil.

18.	Contribution to Motor Third Party Insurance Pool by ICICI Lombard General Insurance Company Limited (ICICI General)

In accordance with IRDA guidelines, ICICI General, together with all other general insurance companies participates in the Indian Motor Third Party Insurance Pool (‘the Pool’), administered by the General Insurance Corporation of India (‘GIC’) from April 1, 2007. The Pool covers reinsurance of third party risks of commercial vehicles.

ICICI General has ceded 100.00% of the third party premium collected to the Pool and has recorded its share of results in the Pool based on unaudited statements received from the Pool for the period from March 2010 up to February 2011.

Based on the statements received from the Pool, liability for IBNR claim for the Pool was provided in the past. During the current year, IRDA carried out independent assessment of the provision required and vide its order IRDA/NL/ORD/MPL/046/03/2011 dated March 12, 2011 directed all general insurance companies to make a provision of not less than 153.00% for each of the four years from the inception of the Pool (i.e. from 2007-08). Due to this, an additional provision of Rs. 2,720.0 million has been created during the current year by ICICI General.

Accordingly, the Bank’s consolidated net profit before tax for FY2011 includes impact of additional losses on account of the pool of Rs. 2,000.6 million.

IRDA has also indicated that there will be a peer review of the provisions requirement by independent actuary and further provisions, if any will be made once the review is completed. The impact of the same in the consolidated financial statements is presently not determinable.

In view of above developments, IRDA has allowed increase in the rate of premium applicable to Motor Third Party Liability insurance business by 68.50% with effect from April 25, 2011.

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

Revenue and other reserves: Represents reserves other than capital reserves and those separately classified.

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

2.	Deposits

Deposits include demand deposits, which are non-interest bearing, and savings and time deposits, which are interest bearing.

The following table sets forth the residual contractual maturities of time deposits at March 31, 2011.
Rupees in million

Deposits maturing during the year ended March 31,
2012	1,109,713.3
2013	209,804.3
2014	132,006.0
2015	17,200.2
2016	23,314.1
Thereafter	11,670.5

Total time deposits	1,503,708.4

At March 31, 2011, the aggregate of time deposits with individual balances greater than Rs. 5.0 million was Rs. 890,277.1 million (March 31, 2010: Rs. 945,285.1 million).

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

The following table sets forth a listing of long-term debt at March 31, 2011, by maturity and interest rate profile.
Rupees in million
	Fixed-rate obligations	Floating-rate obligations	Total
Long-term debt maturing during the year ended March 31,
2012	117,324.2	68,685.3	186,009.5
2013	128,753.0	51,169.6	179,922.6
2014	17,240.9	65,877.6	83,118.5
2015	39,169.1	4,913.0	44,082.1
2016	55,222.5	15,246.1	70,468.6
Thereafter	377,263.2	35,560.3	412,823.5
Total	734,972.9	241,451.9	976,424.8
Less: Unamortized debt issue costs			(337.4)
Total			976,087.4

Debt aggregating Rs. 20,882.5 million (March 31, 2010: Rs. 25,607.7 million) is guaranteed by the Government of India (GOI). Long-term debt is denominated in various currencies. At March 31, 2011, long-term debt comprises Indian rupee debt of Rs. 431,436.0 million (March 31, 2010: Rs. 441,439.2 million) and foreign currency debt of Rs. 544,651.4 million (March 31, 2010: Rs. 528,805.8 million).

Indian rupee debt

The following tables set forth, for the periods indicated, a listing of major categories of Indian rupee debt.
Rupees in million
	At March 31, 2011
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds issued to institutional/individual investors	340,273.2	9.4%	5.1% to 14.2%	6.7
Bonds eligible for statutory reserve requirements 1	4,367.5	11.9%	11.5% to 12.0%	0.6
Borrowings from GOI	299.6	12.5%	12.0% to 13.0%	0.6
Refinance from financial institutions	22,648.4	8.4%	5.5% to 11.3%	1.1
Borrowings from other banks	16,387.7	9.3%	8.3% to 10.5%	2.2
Fixed deposits	43,959.6	8.6%	6.3% to 12.4%	1.2
Preference shares 2	3,500.0	0.001%	0.001%	7.1

Total	431,436.0	9.2%		5.6

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements
Rupees in million
	At March 31, 2010
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds issued to institutional /individual investors	324,699.4	9.3%	5.0% to 14.4%	6.6
Bonds eligible for statutory reserve requirements 1	8,355.0	11.7%	11.5% to 12.0%	1.1
Borrowings from GOI	687.5	12.4%	12.0% to 13.0%	1.0
Refinance from financial institutions	30,467.5	8.1%	5.2% to 11.3%	1.9
Borrowings from other banks	28,270.5	8.6%	8.1% to 11.6%	1.7
Fixed deposits	45,459.3	8.8%	6.0% to 12.5%	1.3
Preference shares 2	3,500.0	0.001%	0.001%	8.1

Total	441,439.2	9.1%		5.3

1.
Banks in India are required to mandatorily maintain a specified percentage of certain liabilities as cash or in approved securities. These bonds issued by the Bank are approved securities under the rules.

2.
Pursuant to RBI circular no. DBOD.BP.BC No.81/ 21.01.002/2009-10, the issued and paid-up preference shares are grouped under Schedule 4 "Borrowings". Accordingly, the same has been considered as long-term Indian rupee debt.

Foreign currency debt

The following tables set forth, for the periods indicated, a listing of major categories of foreign currency debt. During the year ended March 31, 2011, the Group has realigned the data to different disclosure items. Accordingly, the previous year data has been additionally disclosed as per the earlier presentation.

Rupees in million
	At March 31, 2011
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds1	351,837.0	5.4%	0.9% to 8.0%	4.0
Other borrowings	192,814.4	1.7%	0.7% to 6.8%	3.1
Total	544,651.4	4.1%		3.7

1.	Represents borrowings through issuances of instruments which are tradable in a relatively more liquid secondary market.

Rupees in million
	At March 31, 2010
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds1	335,678.2	4.7%	0.8% to 8.0%	3.3
Other borrowings	193,127.6	1.7%	0.04% to 6.8%	3.4
Total	528,805.8	3.6%		3.3

1.	Represents borrowings through issuances of instruments which are tradable in a relatively more liquid secondary market.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million
	At March 31, 2010
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Borrowings from international development agencies 1	18,525.2	2.4%	0.6% to 6.8%	8.3
Other borrowings from international markets	510,280.6	3.6%	0.04% to 8.0%	3.2
Total	528,805.8	3.6%		3.3
1.
These borrowings have been raised under specific lines of credit from international development agencies. The borrowings have lender-imposed restrictions that limit the use of the funds for specified purposes, which include lending to specified sectors.

4.	Cash and cash equivalents

Deposits with the Reserve Bank of India include Rs. 166,103.2 million (March 31, 2010: Rs. 240,409.2 million) maintained in accordance with the guidelines governing minimum cash reserve requirements at March 31, 2011. The balances maintained with the Reserve Bank of India towards cash reserve requirements are subject to withdrawal and usage restrictions.

Deposits with other banks include Rs. 51,876.9 million (March 31, 2010: Rs. 19,450.0 million) towards deposits, which have maturities greater than 90 days.

5.	Investments

The following table sets forth, for the periods indicated, the portfolio of investments classified as held to maturity.
Rupees in million
	At March 31, 2010				At March 31, 2011
	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value

Held to maturity
Corporate debt securities	24,592.5	997.9	(645.2)	24,945.2	19,598.6	368.1	(622.9)	19,343.8
Government securities	511,159.5	1,246.6	(12,669.1)	499,737.0	506,703.5	1,071.0	(18,499.7)	489,274.8
Other securities	102,373.6	12.4	..	102,386.0	158,880.7	23.1	(59.6)	158,844.2
Total debt securities	638,125.6	2,256.9	(13,314.3)	627,068.2	685,182.8	1,462.2	(19,182.2)	667,462.8
Equity securities	526.6	6.6	..	533.2	513.8	..	..	513.8
Other securities	5,011.7	318.5	(359.0)	4,971.2	4,665.3	111.8	(357.4)	4,419.7
Total	643,663.9	2,582.0	(13,673.3)	632,572.6	690,361.9	1,574.0	(19,539.6)	672,396.3

The following table sets forth, for the periods indicated, the portfolio of investments classified as available for sale:

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million
	At March 31, 2010				At March 31, 2011
	Amortized cost/cost	Gross Unrealized gain	Gross Unrealized loss	Fair value	Amortized cost/cost	Gross Unrealized gain	Gross Unrealized loss	Fair value
Available for sale
Corporate debt securities	113,191.2	1,916.9	(2,219.3)	112,888.8	219,368.5	2,795.1	(3,443.6)	218,720.0
Government securities	214,648.9	177.8	(276.7)	214,550.0	201,062.5	81.4	(1,017.8)	200,126.1
Other securities	108,385.7	1,204.9	(1,678.5)	107,912.1	60,683.6	522.6	(495.8)	60,710.4
Total debt securities	436,225.8	3,299.6	(4,174.5)	435,350.9	481,114.6	3,399.1	(4,957.2)	479,556.5
Equity securities	26,100.4	5,739.3	(3,286.4)	28,553.3	24,848.6	4,229.8	(7,383.6)	21,694.8
Other securities	57,592.8	3,320.1	(7,761.2)	53,151.7	73,889.3	2,641.0	(10,033.8)	66,496.5
Total	519,919.0	12,359.0	(15,222.1)	517,055.9	579,852.5	10,269.9	(22,374.6)	567,747.8

Income from securities available for sale

The following table sets forth, for the periods indicated, a listing of income from securities classified as available for sale.
                                                                                                                                                              Rupees in million
	Year ended March 31,
	2009	2010	2011

Interest	24,057.2	20,048.5	26,694.7
Dividend	2,893.3	2,159.6	960.5
Total	26,950.5	22,208.1	27,655.2

Gross realized gain	10,778.6	10,343.1	8,037.3
Gross realized loss	(10,790.6)	(5,551.5)	(3,178.0)
Total	(12.0)	4,791.6	4,859.3

Income from securities held for trading

The following table sets forth, for the periods indicated, a listing of income from securities classified as held for trading.
Rupees in million
	Year ended March 31,
	2009	2010	2011

Interest and dividend	14,880.8	14,471.4	17,508.5
Realized gain/(loss) on sale of trading portfolio	7,799.5	(846.0)	683.6
Unrealized gain/(loss) on trading portfolio	(1,053.2)	1,760.1	(80.9)
Total	21,627.1	15,385.5	18,111.2

Maturity profile of debt securities

The following table sets forth, a listing of each category of held to maturity debt securities at March 31, 2011, by maturity.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

         Rupees in million

	Amortized cost	Fair value
Corporate debt securities
Less than one year	606.2	596.5
One to five years	11,578.4	11,189.8
Five to ten years	7,414.0	7,557.5
Greater than ten years	..	..

Total corporate debt securities	19,598.6	19,343.8
Government securities
Less than one year	28,102.9	27,979.9
One to five years	191,578.0	186,689.7
Five to ten years	205,532.1	200,019.0
Greater than ten years	81,490.5	74,586.2

Total Government securities	506,703.5	489,274.8
Other securities
Less than one year	18,488.7	18,441.5
One to five years	73,493.4	73,500.0
Five to ten years	66,898.6	66,902.7
Greater than ten years	..	..

Total other securities	158,880.7	158,844.2
Total debt securities classified as held to maturity	685,182.8	667,462.8

The following table sets forth, a listing of each category of available for sale debt securities at March 31, 2011, by maturity.
Rupees in million

	Amortized cost	Fair value
Corporate debt securities
Less than one year	12,818.6	12,566.5
One to five years	111,489.3	112,112.4
Five to ten years	59,898.3	59,876.9
Greater than ten years	35,162.3	34,164.2

Total corporate debt securities	219,368.5	218,720.0

Government of India securities
Less than one year	138,789.3	138,498.3
One to five years	51,984.8	51,367.1
Five to ten years	6,326.8	6,306.2
Greater than ten years	3,961.6	3,954.5

Total Government of India securities	201,062.5	200,126.1

Other securities
Less than one year	50,119.9	49,753.5
One to five years	3,139.5	3,176.9
Five to ten years	4,380.8	4,347.6
Greater than ten years	3,043.4	3,432.4

Total other securities	60,683.6	60,710.4

Total debt securities classified as available for sale	481,114.6	479,556.5

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

6.	Repurchase transactions

The Group has undertaken repurchase and reverse repurchase transactions in Government securities during the year. These transactions are generally of a very short tenure and are undertaken with banks and other financial institutions as counterparties. Repurchase transactions and reverse repurchase transactions are each two-step transactions. Till March 31, 2010, in accordance with the Reserve Bank of India guidelines, in the first step of a repurchase transaction, the Group removed securities from its investment portfolio by selling them to banks or financial institutions. In the first step of a reverse repurchase transaction, by contrast, the securities were added to the Group’s investment portfolio by purchasing securities from banks or financial institutions. The second step of a repurchase transaction or a reverse repurchase transaction involved the “reversal” of the first step. In the case of repurchase transactions, the second step involved repurchasing the sold securities and in the case of reverse repurchase transactions, the second step involved selling the purchased securities. Under Reserve Bank of India guidelines, upon completion of the second step, the net income impact of a repurchase transaction was recognition of contracted interest expense, whereas the impact of a reverse repurchase transaction was recognition of contracted interest income. From April 1, 2010, in accordance with change in Reserve Bank of India guidelines for transactions with banks and financial institutions (other than transactions done by the Bank under Liquidity Adjustment Facility with Reserve Bank of India), these transactions are treated as secured borrowings and lendings. At March 31, 2011, outstanding borrowings under repurchase transactions with other banks and financial institutions amounted to Rs. 21,897.1 million (March 31, 2010: Rs. 48,619.6 million) and the outstanding lending under reverse repurchase transactions with other banks and financial institutions amounted to Rs. 124.0 million (March 31, 2010: Rs. 84.3 million). At March 31, 2011 securities sold amounted to Rs. 105,500.0 million (March 31, 2010: Nil) and securities purchased amounted to Rs. Nil (March 31, 2010: Nil) through transactions done by the Bank under Liquidity Adjustment Facility with Reserve Bank of India.

7.	Loans

The following table sets forth, for the periods indicated, a listing of loans by category.
Rupees in million
	At March 31,
	2010	2011
Commercial loans	1,367,173.8	1,732,675.3
Term loans	1,085,843.1	1,384,406.4
Working capital facilities1	281,330.7	348,268.9
Consumer loans and credit card receivable	954,245.2	910,951.7
Mortgage loans	563,878.9	554,482.7
Other secured loans	240,151.7	259,230.1
Credit cards	59,375.8	48,539.3
Other unsecured loans	90,838.8	48,699.6
Lease financing2	17.4	6.8
Total gross advances	2,321,436.4	2,643,633.8
Provision for loan losses3	(63,655.1)	(83,440.7)
Total net advances	2,257,781.3	2,560,193.1
1.      Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.
2.      Lease financing activity includes leasing and hire purchase.
3.      Excludes provision on performing loans.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Maturity profile of loans

The following table sets forth, for the periods indicated, a maturity profile of loans.
                                                        Rupees in million
	At March 31,
	2010	2011
Less than one year	673,102.4	747,501.8
One to five years	1,242,828.5	1,442,739.7
Greater than five years	341,850.4	369,951.6
Total	2,257,781.3	2,560,193.1

Interest income on loans

The Group recognizes interest income in the profit and loss account as it accrues except in the case of non-performing loans where it is recognized upon realization, as per the income recognition and asset classification norms of Reserve Bank of India/National Housing Board. Interest income in borrower accounts that are upgraded from the non-performing category to the standard category is accrued from the date of such upgradation.

The following table sets forth, for the periods indicated, a listing of interest income on loans.
Rupees in million
	Year ended March 31,
	2009	2010	2011
Commercial loans1	104,552.3	93,368.4	107,150.8
Consumer loans and credit card receivables2	147,332.1	110,249.3	83,823.9
Lease financing3	22.8	8.7	0.7
Total	251,907.2	203,626.4	190,975.4
1.      Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.
2.      Includes mortgage loans, automobile loans, commercial business loans, two wheeler loans, personal loans, credit card receivables and farm equipment loans.
3.      Lease financing activity includes leasing and hire purchase.

Standard restructured loans

The Group classifies a loan as a restructured loan where it has made concessionary modifications that it would not otherwise consider, to the contractual terms of a loan to a borrower experiencing financial difficulties. At March 31, 2011, the Group had committed to lend (includes fund-based commitments fungible with non fund-based facilities) Rs. 2,439.9 million (March 31, 2010: Rs. 4,311.2 million) to borrowers who are parties to restructurings.

The following table sets forth, for the periods indicated, a listing of standard restructured loans.

                                                                                                       Rupees in million
	At March 31,
	2010	2011
Commercial loans
Term loans	57,934.3	17,378.4
Working capital loans1	883.6	1,307.6
Consumer loans
Mortgage loans	3,636.1	1,847.3
Other secured loans	68.4	..
Credit cards	..	..
Other unsecured loans	..	..
Lease financing2	..	..
Restructured loans, gross	62,522.4	20,533.3
Provision for loan losses	(2,758.5)	(940.5)
Restructured loans, net	59,763.9	19,592.8

1.         Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.
2.         Lease financing activity includes leasing and hire purchase.

The Bank classifies all credit exposures, including overdues arising from crystallized derivative contracts, into performing and non-performing loans as per Reserve Bank of India guidelines. In the case of Bank’s housing finance subsidiary, loans and other credit facilities are classified as per the National Housing Board guidelines into performing and non-performing loans. Further, non-performing loans are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by Reserve Bank of India/National Housing Board. Loans in the Bank’s overseas banking subsidiaries are classified as impaired when there is no longer reasonable assurance of the timely collection of the full amount of principal or interest.

The following table sets forth a listing of non-performing loans including non-standard restructured loans.

                                                                                                       Rupees in million
	At March 31,
	2010	2011
Commercial loans
Term loans	15,751.8	16,784.6
Working capital loans 1	19,142.4	22,217.4
Consumer loans
Mortgage loans	9,241.3	10,190.5
Other secured loans	21,656.5	20,833.1
Credit cards	21,180.0	22,054.2
Other unsecured loans	17,384.6	18,699.7
Lease financing2	..	..
Non-performing loans, gross	104,356.6	110,779.5
Provision for loan losses	(58,218.2)	(79,217.3)
Non-performing loans, net	46,138.4	31,562.2

1.      Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.
2.      Lease financing activity includes leasing and hire purchase.
3.      Identification of loans as non-performing/impaired is in line with guidelines issued by regulators of respective subsidiaries.

Provision for loan losses

The Bank and its housing subsidiary hold specific provisions against non-performing loans and general provision against performing loans. The assessment of incremental specific provisions is made after taking into consideration the existing specific provision held. The specific provisions on retail loans held by the Bank are higher than the minimum regulatory requirements. The Bank’s overseas banking subsidiaries maintain allowances for credit losses at a level that management considers adequate to absorb identified credit related losses as well as losses that have been incurred but are not yet identifiable. The Bank makes provision on

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements assets that are restructured/rescheduled in accordance with the applicable RBI guidelines on restructuring of advances by Banks.

The following table sets forth, for the periods indicated, the movement in the provision for loan losses on restructured loans.
                                                                                                       Rupees in million
	Year ended March 31,
	2009	2010	2011

Provision for loan losses at the beginning of the year	1,452.5	1,616.2	2,758.5
Provision for loan losses made during the year	168.0	2,559.8	724.6
Reduction/write-back of excess provision1	(4.3)	(1,417.5)	(2,542.6)
Provision for loan losses at the end of the year	1,616.2	2,758.5	940.5

1.    Includes provisions on restructured loans which were upgraded during the period.

The following table sets forth, for the periods indicated, the movement in the provision for loan losses on non-performing loans including non-standard restructured loans.
                      Rupees in million
	Year ended March 31,
	2009	2010	2011

Provision for loan losses at the beginning of the year	39,762.0	51,690.3	58,218.3
Provision for loan losses made during the year	36,034.0	43,117.2	29,035.2
Write-off/write-back of excess provision	(24,105.7)	(36,589.2)	(8,036.2)
Provision for loan losses at the end of the year	51,690.3	58,218.3	79,217.3

The following table sets forth the movement in the provision for loan losses on non-performing loans including non-standard restructured loans for the year ended March 31, 2011.
                                                                                                       Rupees in million
Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Unallocated	Total
A Non-performing loans
Aggregate provision for loan losses at the beginning of the year	16,131.5	42,086.8	..	..	58,218.3
Add: Provisions for loan losses 1	9,338.5	19,696.7	..	..	29,035.2
Less: Utilized for write-off of loans	(759.2)	(617.4)	..	..	(1,376.6)
Less: Write back of excess provision	(2,000.3)	(4,659.3)	..	..	(6,659.6)
A. Aggregate provision for loan losses at the end of the year	22,710.5	56,506.8	..	..	79,217.3
B. Aggregate provision for loan losses at the end of the year for performing loans including restructured loans	4,082.1	141.2	..	16,909.1	21,132.4
C. Aggregate provision for loan losses at the end of the year (A) + (B)	26,792.6	56,648.0	..	16,909.1	100,349.7
Ending balance: individually evaluated for impairment	26,792.6	56,648.0	..	..	83,440.6
Ending balance: collectively evaluated for impairment	..	..	..	16,909.1	16,909.1
Ending Balance: loan acquired with deteriorated credit quality	..	..	..	..	..

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

While the Group assesses the incremental specific provisions after taking into consideration the existing specific provision held, the amounts recovered against debts written off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are recognized in the profit and loss account.

Aging Analysis of Past Due Financing Receivable - Performing Loans

Any amount due under a credit facility is considered as ‘past due’ if it remains unpaid for more than 30 days from the due date fixed by the bank or its subsidiaries.

The following table sets forth the aging analysis of past due performing loans for the year ended March 31, 2011.
                                                                                                       Rupees in million
Particulars	Current1	31 to 60	61 to 90	Above 90 days 2	Total past due 3
Commercial loans
Term loans	1,352,822.1	8,259.0	3,822.6	2,718.0	14,799.6
Working capital facilities4	322,483.7	2,750.3	430.6	386.9	3,567.8
Consumer loans
Mortgage loans	533,103.1	5,981.3	4,947.1	260.7	11,189.1
Other secured loans	226,930.9	5,516.2	4,572.3	1,377.6	11,466.1
Credit cards	25,276.4	671.7	537.0	-	1,208.7
Other unsecured loans	29,194.4	429.7	375.8	-	805.5
Lease financing	6.8	-	-	-	-
Total	2,489,817.4	23,608.2	14,685.4	4,743.2	43,036.8
1.      Loans up to  30 days past due are considered current.
2.      Includes loan guaranteed by government and crop related agriculture loans overdue less than 360 days.
3.      The amount disclosed represents entire account level outstanding and not the overdue amount only.
4.      Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.

The following table sets forth, the recorded investment in non-performing loans for the year ended March 31, 2011.
 Rupees in million
	Total recorded investment in non-performing loans (Net of provision)	Total recorded investment in respect of which non-performing loans provision calculated (net of provision)	Total recorded investment in respect of which non-performing loans provision not calculated (net of provision)	Unpaid principal amount
Commercial loans
Term loans	8,827.4	8,827.4	..	16,784.6
Working capital facilities	7,464.2	7,464.2	..	22,217.4
Consumer loans			..
Mortgage loans	7,359.5	7,359.5	..	10,190.5
Other secured loans	5,456.5	5,456.5	..	20,833.1
Credit cards	1,447.3	1,447.3	..	22,054.2
Other unsecured loans	1,007.3	1,007.3	..	18,699.7
Lease financing	..	..	..	..
Total	31,562.2	31,562.2	..	110,779.5

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The Group has a comprehensive framework for monitoring credit quality of its corporate and retail loans based on internal ratings. For majority of the portfolio, the credit rating of every borrower/portfolio is being reviewed at least annually. For the purpose of disclosure, the Group has used internal ratings as credit quality indicator.

The following table sets forth, a description of internal rating grades linked to the likelihood of loss:

Grade	Definition
Investment grade (Internal ratings of BBB- and above)	Entities/obligations are judged to offer moderate to high safety with regard to timely payment of financial obligations.
Non-investment grade (Internal ratings of below BBB-)
Entities/obligations are judged to carry inadequate safety with regard to timely payment of financial obligations. An adverse change in circumstances is likely to lead to inadequate capacity to make payment on financial obligations.

The following table sets forth credit quality indicators of net loans at the year ended March 31, 2011.
Rupees in million
Rating grades
Investment Grade	2,205,893.2
Below investment grade	232,118.1
Unrated1	122,181.8
Net loans	2,560,193.1
1.	Includes loans of Rs. 53,973.2 million, acquired from Bank of Rajasthan as Bank of Rajasthan used a different rating methodology.

8.	Financial assets transferred during the year to securitization company (SC)/reconstruction company (RC)

The Bank has transferred certain assets to Asset Reconstruction Companies (ARCs) in terms of the guidelines issued by Reserve Bank of India governing such transfer. The Bank transfers its non-performing assets to asset reconstruction companies primarily in exchange for the receipt of securities in the form of pass-through instruments issued by such asset reconstruction companies, wherein payments to holders of securities are based on the actual realized cash flows from the transferred assets. For the purpose of the valuation of underlying security receipts issued by underlying trusts managed by ARCs, the security receipts are valued at their respective net asset values as advised by the ARCs.

The following table sets forth, for the periods indicated, the details of the assets transferred.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million, except number of accounts
	Year ended March 31,
	2009	2010	2011

Number of accounts1	18,429	55,160	..
Aggregate value (net of provisions) of accounts sold to SC/RC	6,810.7	7,617.9	..
Aggregate consideration	6,737.9	7,866.7	..
Additional consideration realized in respect of accounts transferred in earlier years2	..	..	..
Aggregate gain/(loss) over net sale value	(72.8)	248.8	..

1	Excludes accounts previously written-off.
2
During the year ended March 31, 2011, Asset Reconstruction Company (India) Limited (ARCIL) fully redeemed security receipts of two trusts. The Bank realized Rs. 67.6 million over the gross book value in respect of these trusts (March 31, 2010: Rs. 89.8 million).

In fiscal 2009, the Bank primarily sold mortgage loans to the asset reconstruction companies and in fiscal 2010, the Bank primarily sold a larger number of small value personal loans and vehicle loans. The book value relating to the fiscal 2010 sales of these small value personal and vehicle loans, net of provisions, is much lower than the net book value of mortgage loans sold in previous periods, because of higher provisioning carried on these loans. In fiscal 2011, the Bank sold credit card receivables, which were fully written-off.

9.	Details of non-performing assets sold, excluding those sold to SC/RC

The Bank has sold certain non-performing assets in terms of the guidelines issued by Reserve Bank of India on such sale.

The following table sets forth, for the periods indicated, the details of non-performing assets sold, excluding those sold to SC/RC.
                                                                           Rupees in million, except number of accounts
	Year ended March 31, 2010	Year ended March 31, 2011
No. of accounts1	7,428	..
Aggregate value (net of provisions) of accounts sold, excluding those sold to SC/RC	479.0	..
Aggregate consideration	463.6	..
1.      Excludes accounts previously written off.

10.	Concentration of credit risk

Concentration of credit risk exists when changes in economic, industry or geographic factors affect groups of counter-parties whose aggregate credit exposure is material in relation to Group’s total credit exposure. The Group’s portfolio of financial instruments is broadly diversified along industry, product and geographic lines primarily within India.

The Group is subject to supervision guidelines for consolidated accounts issued by the Reserve Bank of India. The Group’s 20 largest exposures (non-bank) based on gross exposure, totaled approximately Rs. 1,008,725.0 million at March 31, 2011 which represent 136.1% of the capital funds. The single largest exposure (non-bank) at March 31, 2011 was Rs. 88,028.9 million which represents 11.9% of the capital funds.

The largest group of companies under the same management control accounted for approximately 28.9% of the capital funds at March 31, 2011.

11.	Loan commitments

The Group has outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated to Rs. 956,774.4 million (includes fund-based commitments fungible with non

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements fund-based facilities) at March 31, 2011 (March 31, 2010: Rs. 849,196.9 million). The interest rate on a significant portion of these commitments is dependent on the lending rates prevailing on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are contingent upon the borrower’s ability to maintain specific credit standards.

12.	Capital commitments

The Group is obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. Estimated amounts of contracts remaining to be executed on capital account aggregated to Rs. 3,852.4 million at March 31, 2011 (March 31, 2010: Rs. 5,522.5 million).

13.	Derivatives

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

The market making and the proprietary trading activities in derivatives are governed by the Investment Policy and the Derivative Policy of the Bank, which lay down the position limits, value at risk limits, stop loss limits as well as other risk limits. The Risk Management Group (RMG) lays down the methodology for computation and monitoring of risk. The Risk Committee of the Board (RCB) reviews the Bank’s risk management policies in relation to various risks including Credit and recovery policy, Investment Policy, Derivative Policy, Asset Liability Management Policy and Operational Risk Management Policy. The RCB comprises non-executive directors and the Managing Director and CEO.

The Bank measures and monitors risk of its derivatives portfolio using such risk metrics as Value at Risk (VAR), stop loss limits and relevant greeks for options. Risk reporting on derivatives forms an integral part of the management information system.

The use of derivatives for hedging purposes is governed by the hedge policy approved by Asset Liability Management Committee (ALCO). Subject to prevailing RBI guidelines, the Bank deals in derivatives for hedging fixed rate, floating rate or foreign currency assets/liabilities. Transactions for hedging and market making purposes are recorded separately. For hedge transactions, the Bank identifies the hedged item (asset or liability) at the inception of the hedge itself. The effectiveness is assessed at the time of inception of the hedge and periodically thereafter.

Hedge derivative transactions are accounted for pursuant to the principles of hedge accounting. Derivatives for market making purpose are marked to market and the resulting gain/loss is recorded in the profit and loss account. The premium on option contracts is accounted for as per Foreign Exchange Dealers Association of India (FEDAI) guideline.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Credit exposure on interest rate and currency derivative transactions (both trading and hedging), other than contracts with an original maturity of less than or equal to 14 days, is computed using the Current Exposure Method according to Reserve Bank of India guidelines, which is arrived at by adding up the positive mark-to-market values and the potential future exposure of these contracts. According to the Reserve Bank of India guidelines, the potential future exposure is determined by multiplying the notional principal amount of each of these contracts (irrespective of whether the mark-to-market value of these contracts is zero, positive or negative value) by the relevant add-on factor, ranging from 0.5% to 15%, according to the type of contract and residual maturity of the instrument. The credit exposure for a single currency floating/floating interest rate swaps and options sold is calculated based on a positive mark-to-market value of these instruments. The credit exposure for unfunded credit derivatives is computed as the total of outstanding notional value of the contract and positive mark-to-market value. The credit exposure for equity futures and options is computed based on the market value and open quantity of the contracts at the balance sheet date.

Derivative transactions are covered under International Swaps and Derivatives Association (ISDA) master agreements with the respective counter parties. The exposure on account of derivative transactions is computed as per RBI guidelines.

The following table sets forth the details of the notional amounts, marked to market position, gain and loss on derivatives and credit exposure of trading derivatives for the year ended at March 31, 2011.

  Rupees in million
Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Gain/(loss) on derivatives3	Credit exposure
Interest rate derivatives1	4,756,960.3	45,943.4	(45,992.5)	(2,423.9)	85,814.5
Currency derivatives (including foreign exchange derivatives)2	3,804,748.2	98,132.5	(91,037.7)	8,543.2	223,108.2
Equity derivatives	1,179.7	4.4	(3.8)	1.8	185.6
Un-funded credit derivatives	29,417.7	325.7	(483.6)	1,007.3	29,342.3
1.	Foreign currency interest rate swaps, forward rate agreements and swap options are included in interest rate derivatives.
2.	Foreign currency options and cross currency interest rate swaps are included in currency derivatives.
3.	The Bank has additionally recorded a loss of Rs. 271.1 million due to credit losses.

The following table sets forth the details of the notional amounts, marked to market position, gain and loss on derivatives and credit exposure of trading derivatives for the year ended at March 31, 2010.
  Rupees in million
Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Gain/(loss) on derivatives3	Credit exposure
Interest rate derivatives1	3,973,545.2	45,743.7	(44,819.2)	42.9	80,124.3
Currency derivatives (including foreign exchange derivatives)2	2,828,863.6	92,995.2	(76,301.9)	5,506.5	193,094.2
Equity derivatives	1,871.7	0.6	(1.1)	(2.1)	380.1
Un-funded credit derivatives	32,881.1	86.8	(482.3)	2,717.2	32,967.8
1.	Foreign currency interest rate swaps, forward rate agreements and swap options are included in interest rate derivatives.
2.	Foreign currency options and cross currency interest rate swaps are included in currency derivatives.
3.	The Bank has additionally recorded a gain of Rs. 423.8 million due to recoveries of credit losses booked in earlier years.

The following table sets forth the details of the notional amounts, marked to market position and credit exposure of hedging derivatives for the year ended at March 31, 2011.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

                                       Rupees in million
Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Credit exposure
Interest rate derivatives1	285,658.1	17,637.7	(2,356.5)	22,146.7
Currency derivatives (including foreign exchange derivatives)2	33,223.2	1,679.9	(435.4)	4,007.0
1.	Foreign currency interest rate swaps, forward rate agreements and swap options are included in interest rate derivatives.
2.	Foreign currency options and cross currency interest rate swaps are included in currency derivatives.

The following table sets forth the details of the notional amounts, marked to market position and credit exposure of hedging derivatives for the year ended at March 31, 2010.
                                       Rupees in million
Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Credit exposure
Interest rate derivatives1	239,190.3	19,650.5	(232.6)	22,912.6
Currency derivatives (including foreign exchange derivatives)2	33,926.0	595.5	(5,505.8)	2,248.3
1.	Foreign currency interest rate swaps, forward rate agreements and swap options are included in interest rate derivatives.
2.	Foreign currency options and cross currency interest rate swaps are included in currency derivatives.

The gains/(losses) on hedged items arising from changes in fair value for the year ended March 31, 2011 and March 31, 2010 amounted to Rs. (1,883.0) million and Rs. 7,119.5 million respectively and gains/(losses) on corresponding hedging instruments arising from changes in fair value during the year ended March 31, 2011 and March 31, 2010 amounted to Rs. 2,603.8 million and Rs. (6,877.3) million.

The Group has also hedged the foreign currency exposure of its net investment in foreign operations through forex forward contracts of a notional amount of Rs. 40,073.0 million at March 31, 2011. The gross positive and negative fair values of these hedging instruments were Rs. 934.3 million and Rs. (273.2) million respectively and the credit exposure was Rs. 866.0 million at March 31, 2011.

The Group deals in credit derivative instruments including credit derivative swaps, credit linked notes, collateralized debt obligations and principal protected structures. The portfolio has exposure to corporates and financial institutions as the underlying reference entities and has an average maturity of less than two years. These instruments, which contain credit-risk-related contingent features, require the Group to make payments to the counterparty in case of various credit events like bankruptcy, insolvency, payment default and delinquency of the underlying asset.

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

The notional principal amount of these credit derivatives outstanding at March 31, 2011, excluding accrued interest of Rs. 297.8 million, was Rs. 18,157.7 million in funded instruments and Rs. 29,417.7 million in non-funded instruments which includes Rs. 223.0 million of protection bought by the Group. In case of funded instruments, the Group deposits an amount with the protection buyer for protection sold in accordance

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements with the contractual terms. The net mark-to-market loss determined based on the internal models using inputs from market sources such as Bloomberg/Reuters, and Fixed Income Money Markets & Derivatives Association of India at March 31, 2011 on the above portfolio was Rs. 708.5 million, which has been fully provided for through profit and loss account. The profit and loss impact on the above portfolio on account of mark-to-market and realized gains/losses during the year ended March 31, 2011 was a net profit of Rs. 182.3 million. At March 31, 2011, the maximum amount of future payments is Rs. 47,352.4 million for the Group. Based on historical experience, the Group believes that the potential losses for credit protection sold will be less than the maximum amount of future payments. The Group as seller of credit default swaps protection is entitled to receive the underlying obligation, which can be in the nature of bonds or loans of the reference entity, from the buyer of protection in case of credit default.

The Bank offers deposit products to customers of its offshore branches with structured returns linked to interest, forex, credit or equity benchmarks. The Group covers these exposures in the inter-bank market. At March 31, 2011, the net open position on this portfolio was Rs. Nil (March 31, 2010: Rs. 32.6 million) with mark-to-market gain of Rs. 27.8 million (March 31, 2010: loss of Rs. 3.0 million) at that date, which has been provided for through profit and loss account.

14.	Tax contingencies

Various tax-related legal proceedings are pending against the Group at various levels of appeal either with the tax authorities or in the courts. Where after considering all available information in the opinion of management a liability requires accrual, the Group accrues such liability and does not estimate any incremental liability in respect of related proceedings.

Where such proceedings are sufficiently advanced to enable management to assess that a liability exists and are subject to reasonable estimation, management records its best estimate of such liability. Where a reasonable range of potential outcomes is estimated, management records its best estimate, or in the absence of a basis for selecting a specific estimate within a range, management records a liability no less than the lower end of the estimated range. The contested tax demands are adjusted by the tax authorities against refunds due to the Group on favourable resolution of earlier year’s appeals/ completion of assessments or paid or kept in abeyance in accordance with the terms of the stay order. The payment/adjustment/stay does not prejudice the outcome of the appeals filed by the Group. The advance tax payments are recorded as advance tax payments under other assets.

As of March 31, 2011, the Group has assessed the contingent tax liability at an aggregate of Rs. 19,961.6 million (March 31, 2010: Rs. 35,071.4 million), mainly pertaining to income tax and sales tax/Value Added Tax (VAT) demands by the Government of India’s tax authorities for past years. The Group has appealed each of these tax demands. The consequence of enquiries initiated by the tax authorities cannot be quantified, as the Group believes that the proceedings so initiated are likely to be dropped by the tax authorities or will not be upheld by judicial authorities. Based on consultation with counsel and favourable decisions in the Group’s own or other cases as set out below, the Group’s management believes that the tax authorities are not likely to be able to substantiate their tax assessments and accordingly has not provided for these tax demands as of March 31, 2011. The disputed tax issues which are classified as remote are not disclosed as contingent liabilities by the Group.

Based on available information, the tax authorities have appealed against decisions in favour of the Group to higher appellate authorities with respect to Rs. 5,459.8 million (March 31, 2010: Rs. 5,550.1 million) of the assessment and the same are pending adjudication.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

In the Group’s appeal of the assessment of sales tax/VAT aggregating to Rs. 1,299.1 million, the Group has appealed the tax demands and expect a favourable outcome based on opinions from counsels and decisions in own/other cases. The disputed issues mainly pertains to tax on interstate/import leases by various state government authorities in respect of lease transactions entered into by the Bank, VAT on sale of repossessed assets and bullion related matters.

The main issues are detailed below:

Depreciation on leased assets: Rs. 3,601.8 million (March 31, 2010: Rs. 4,112.1 million) relates to the disallowance of depreciation claims on leased assets. In respect of depreciation claimed by the Bank for fiscal 1993 and fiscal 1994 amounting to Rs. 0.50 billion on two sale and leaseback transactions, the Income Tax Appellate Tribunal, Mumbai held that these transactions were tax planning tools and no depreciation was allowable. The appeals filed by the Bank before the High Court have been admitted and are pending disposal. In subsequent judgments in the Bank’s own case, the Tribunal and lower appellate authorities have held that similar other lease transactions are genuine and allowed depreciation on finance leases including sale and leaseback transactions.

Allocation of expenses to earn dividend income of Rs. 3,377.4 million (March 31, 2010: Rs. 2,381.2 million): The disputed issue involves computation of exemption under Section 10(33), 10(34) and deduction under section 80M of the Act regarding whether interest expenses can be attributed to earning tax-exempt dividend income. The Group believes that no interest can be allocated thereto as there are no borrowings earmarked for investment in shares and the Bank’s own interest free funds are sufficient to cover investments in the underlying shares.

Taxability under section 41(4A) of amounts withdrawn from Special Reserve created up to Assessment Year 1997-98: Rs. 1,969.9 million (March 31, 2010: Rs. 1,969.9 million): ICICI had maintained  two  special  reserve  accounts,  “Special  Reserve  created  up  to  Assessment  Year  1997-98” and “Special Reserve created and maintained from Assessment Year 1998-99”. Withdrawal made from the “Special Reserve created up to Assessment Year 1997-98” was assessed as taxable by the tax authorities. In a recent judgment in the Bank’s own case, the Tribunal has granted relief in respect of withdrawal of special reserve created up to Assessment Year 1997-98.

Taxation of Emerging Fund of Rs. 1,678.2 million (March 31, 2010 : Rs. Nil) : : During the current year, the Deputy Commissioner of Income tax (DCIT) had completed the assessment of the Fund for fiscal 2008 and raised a demand of Rs.1,678.2 million (inclusive of interest) on the Emerging Sector Fund. Emerging Sector Fund has filed an appeal with Commissioner of Income Tax (Appeals) against the said assessment order and the final outcome is awaited.

Based on judicial precedents in the Group’s and other cases and on consultation with tax counsels, the management believes that it is more likely than not that the Group’s tax positions will be sustained.  Accordingly, no provision has been made in the accounts.

During the year, the possibility of disputed additions amounting to Rs. 16,919.6 million in respect of bad debts written off and levy of penalty, pending in appeals preferred by the Group, has been considered remote based on favourable Apex Court decisions in other similar cases.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

15.	Litigation

A number of litigation and claims against the Group and its directors are pending in various forums. The claims on the Group mainly arise in connection with civil cases involving allegations of service deficiencies, property or labor disputes, fraudulent transactions, economic offences and other cases filed in the normal course of business. The Group is also subject to counter-claims arising in connection with its enforcement of contracts and loans. In accordance with ASC 450, a provision is created where an unfavorable outcome is deemed probable and in respect of which a reliable estimate can be made. In view of inherent unpredictability of litigation and cases where claims sought are substantially high, actual cost of resolving litigations may be substantially different than the provision held. For cases where unfavorable outcome is deemed to be reasonably possible, it is not possible to make an estimate of the possible loss or range of possible losses due to the nature of the cases as explained above. The total amount of claims against the Group where an unfavourable outcome is deemed probable was Rs. 1,233.5 million and where unfavourable outcome is  reasonably possible wasRs. 931.5 million at March 31, 2011. Based upon a review of open matters with its legal counsels including loss contingency on account of such litigation and claims, and classification of such contingency as 'probable', 'possible' or 'remote' and with due provisioning for the relevant litigation and claims, the management believes that the outcome of such matters will not have a material adverse effect on the Group's consolidated financial position, results of operations or cash flows.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

16.	Segmental Information

The following table sets forth, the business segment results for the period ended March 31, 2011 prepared on the basis described in Schedule 18 note 12A.
                                                                              Rupees in million
Sr. No	Particulars	Retail Banking	Wholesale Banking	Treasury		Other banking business		Life insurance		General insurance		Venture fund management		Others		Inter segment adjustment	Total
1	Revenue	159,734.9	193,232.7	238,563.1		28,356.6		212,294.1		35,179.5		1,962.3		27,731.3		(281,107.5)	615,947.0
2	Segment results	(5,141.9)	48,997.0	22,010.1		5,890.9		9,247.0		(823.4)		937.5		6,795.6		(4,015.8)	83,897.0
3	Unallocated expenses																..
4	Income tax expenses (net)/(net deferred tax credit)																20,715.1
5	Net profit1 (2)- (3) - (4)																63,181.9
	Other information
6	Segment assets	668,931.2	1,600,958.8	1,713,812.3		522,586.4		688,215.0		80,621.4		2,336.4		162,742.7		(170,309.5)	5,269,894.7
7	Unallocated assets2																67,784.0
8	Total assets (6) + (7)																5,337,678.7
9	Segment liabilities	1,543,417.3	795,560.7	1,715,930.2	3	512,138.0	3	690,037.3	3	82,286.9	3	2,466.0	3	165,178.7	3	(170,309.5)	5,336,705.6
10	Unallocated liabilities																973.1
11	Total liabilities (9) + (10)																5,337,678.7
12	Capital expenditure	13,467.8	7,749.5	206.3		155.5		309.5		2,891.0		29.9		293.8		..	25,103.3
13	Depreciation & amortisation	3,478.5	1,307.3	21.8		989.0		726.5		496.8		117.1		285.6		(25.8)	7,396.8

1.	Includes share of net profit of minority shareholders.
2.	Includes assets which cannot be specifically allocated to any of the segments, tax paid in advance/tax deducted at source (net) and deferred tax asset (net).
3.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the business segment results for the year ended March 31, 2010.
                                                                                                                                                                                                                                                      Rupees in million
Sr. No	Particulars	Retail Banking	Wholesale Banking	Treasury		Other banking business		Life insurance		General insurance		Venture fund management		Others		Inter segment adjustment	Total
1	Revenue	177,244.1	192,541.3	248,297.5		34,898.1		185,378.0		28,511.1		1,832.7		32,576.6		(305,281.7)	595,997.7
2	Segment results	(13,335.1)	36,451.0	27,444.4		7,733.8		2,776.5		1,583.1		744.1		6,814.2		(4,425.6)	65,786.4
3	Unallocated expenses																..
4	Income tax expenses (net)/(net deferred tax credit)																17,352.3
5	Net profit1 (2)- (3) - (4)																48,434.1
	Other information
6	Segment assets	737,339.9	1,184,314.3	1,641,699.5		610,350.8		584,434.3		65,597.7		2,532.2		183,265.0		(181,571.7)	4,827,962.0
7	Unallocated assets2																65,511.0
8	Total assets (6) + (7)																4,893,473.0
9	Segment liabilities	1,186,393.0	915,021.2	1,525,509.0	3	604,992.4	3	587,425.8	3	66,798.5	3	2,569.5	3	185,621.4	3	(181,571.7)	4,892,759.1
10	Unallocated liabilities																713.9
11	Total liabilities (9) + (10)																4,893,473.0
12	Capital expenditure	1,721.0	635.8	2.9		102.6		228.3		189.7		107.5		866.5		(187.6)	3,666.7
13	Depreciation & amortization	3,749.0	996.4	16.3		1,616.1		596.9		277.1		120.3		325.6		(69.0)	7,628.7

1.	Includes share of net profit of minority shareholders.
2.	Includes assets which cannot be specifically allocated to any of the segments, tax paid in advance/tax deducted at source (net) and deferred tax asset (net).
3.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the business segment results for the year ended March 31, 2009.

Rupees in million
Sr. No	Particulars	Retail Banking	Wholesale banking	Treasury		Other banking business		Life insurance		General insurance		Venture fund management		Others		Inter segment adjustment	Total
1	Revenue	230,152.1	248,077.1	297,421.3		45,280.9		165,074.3		26,624.0		3,456.5		32,160.0		(406,715.4)	641,530.8
2	Segment results	580.5	34,133.1	13,069.4		6,079.1		(8,595.6)		2.7		2,020.8		5,893.5		(3,500.0)	49,683.5
3	Unallocated expenses																..
4	Income tax expenses (net)/ (net deferred tax credit)																15,889.3
5	Net profit1 (2)- (3) - (4)																33,794.2
	Other information
6	Segment assets	958,656.7	1,357,062.5	1,397,053.4		660,402.9		336,670.8		53,464.4		2,706.2		178,395.0		(191,380.4)	4,753,031.5
7	Unallocated assets2																73,878.2
8	Total assets (6) + (7)																4,826,909.7
9	Segment liabilities	1,117,555.2	1,111,564.6	1,526,005.7	3	657,432.0	3	339,864.4	3	54,455.1	3	2,734.7	3	180,537.0	3	(191,380.4)	4,798,768.3
10	Unallocated liabilities																28,141.4
11	Total liabilities (9) + (10)																4,826,909.7
12	Capital expenditure	4,224.2	1,264.2	3.3		514.0		854.5		692.3		114.0		715.0		(10.8)	8,370.7
13	Depreciation and amortization	3,628.6	1,027.3	4.7		2,259.6		554.1		264.4		13.2		314.9		..	8,066.8
1.	Includes share of net profit of minority shareholders.
2.	Includes assets which cannot be specifically allocated to any of the segments, tax paid in advance/tax deducted at source (net) and deferred tax asset (net).
3.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

17.	Employee Stock Option Scheme

The following table sets forth, a summary of the Bank’s stock options outstanding at March 31, 2011.

	Number of shares	Weighted- average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year	18,763,460	689.50	6.82	5,058.5
Add: Granted during the year	5,514,600	972.00
Less: Lapsed during the year	1,005,536	871.95
Exercised during the year	2,743,137	517.21
Outstanding at the end of the year	20,529,387	779.72	6.92	6,914.9
Options exercisable	10,197,137	682.72	5.39	4,421.6

The following table sets forth, a summary of the Bank’s stock options outstanding at March 31, 2010.

	Number of shares	Weighted- average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year	18,992,504	685.05	7.45	95.9
Add: Granted during the year	1,731,000	434.78	..	..
Less: Lapsed during the year	365,372	661.78	..	..
Exercised during the year	1,594,672	366.38	..	..
Outstanding at the end of the year	18,763,460	689.50	6.82	5,085.5
Options exercisable	10,104,780	609.18	6.01	3,534.4

Total fair value of options vested for the year ended March 31, 2009, March 31, 2010 and March 31, 2011 was Rs. 902.3 million, Rs. 1,050.0 million and Rs. 812.4 million respectively.

Total aggregate intrinsic value of option exercised for the year ended March 31, 2009, March 31, 2010 and March 31, 2011 was Rs. 253.9 million, Rs. 788.5 million and Rs. 1,388.3 million respectively.

The total compensation cost related to non-vested awards not yet recognized at March 31, 2010 and March 31, 2011 was Rs. 660.0 million and Rs. 2,215.2 million respectively and the weighted-average period over which it is expected to be recognized is 2.51 years and 3.58 years respectively.

The following table sets forth, a summary of stock options exercisable at March 31, 2011.

Range of exercise price (Rupees per share)	Number of shares	Weighted- average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
105-299	95,086	137.13	1.07	93.1
300-599	5,361,951	476.28	4.50	3,431.2
600-999	4,699,500	925.77	6.47	894.9
1,000-1,399	40,600	1,091.42	6.62	2.4

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, a summary of stock options exercisable at March 31, 2010.
Range of exercise price (Rupees per share)	Number of shares	Weighted- average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
105-299	117,601	146.21	2.03	95.5
300-599	6,533,409	449.06	5.33	3,328.0
600-999	3,426,570	926.38	7.44	110.9
1,000-1,399	27,200	1,114.57	7.65	..

The following table sets forth, a summary of Bank’s unvested stock options outstanding at March 31, 2011.
	Shares	Weighted-average fair value at grant date (Rupees)
Unvested at April 1, 2010	8,658,680	253.74
Granted	5,514,600	535.86
Vested	3,143,960	258.39
Forfeited (unvested)	697,070	288.37
Unvested at March 31, 2011	10,332,250	400.56

  The following table sets forth, a summary of Bank’s unvested stock options outstanding at March 31, 2010.
	Shares	Weighted-average fair value at grant date (Rupees)
Unvested at April 1, 2009	11,804,084	251.39
Granted	1,731,000	200.14
Vested	4,593,524	228.57
Forfeited (unvested)	282,880	236.56
Unvested at March 31, 2010	8,658,680	253.74

The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of options.

Year ended March 31,
	2009	2010	2011
Risk-free interest rate	7.31% to 9.25%	4.91% to 7.76%	5.26% to 8.42%
Expected life	2 to 6.4 years	6.4 to 6.9 years	6.35 to 6.87 years
Expected volatility	39.46% to 45.23%	48.65% to 49.18%	48.38% to 49.82%
Expected dividend yield	1.20% to 3.57%	1.22% to 2.53%	1.10% to 1.33%

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

18.	Selected information from Indian GAAP financials

The following tables set forth, for the periods indicated, the income statement and balance sheet as per the format required by Regulation S-X.
    Rupees in million
	Year ended March 31,
	2009	2010	2011

Interest and dividend income	362,507.1	301,537.1	300,814.0
Interest expense	264,872.5	207,291.9	193,425.7
Net interest income	97,634.6	94,245.2	107,388.3
Provision for loan losses & others	38,811.8	45,258.9	22,437.1
Provision for investments	6,305.1	328.1	3,162.7
Net interest income after provision for loan losses and investments	52,517.7	48,658.2	81,788.5
Non-interest income	279,023.7	294,460.6	315,133.0
Non-interest expense	281,857.9	277,332.4	313,024.5
Income before equity in loss of affiliates, minority interest, income taxes	49,683.5	65,786.4	83,897.0
Less: Minority interest	(1,975.3)	1,731.2	2,249.2
Income before income taxes expense	51,658.8	64,055.2	81,647.8
Income tax expense including wealth tax expense	15,889.3	17,352.3	20,715.1
Net income	35,769.5	46,702.9	60,932.7

	Year ended March 31,
	2009	2010	2011
Earnings per equity share: (Rs.)
Basic	32.13	41.93	53.54
Diluted	32.07	41.72	53.25
Weighted average number of equity shares used in computing earnings per equity share (millions)
Basic	1,113	1,114	1,138
Diluted	1,115	1,118	1,143

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements
                                                                                                                                                               Rupees in million
	At March 31,
	2010	2011
Assets
Cash and cash equivalents1	471,441.2	393,852.6
Investments2	1,863,197.8	2,096,527.8
Loans, net3	2,257,781.3	2,560,193.1
Property, plant and equipment4	38,622.9	54,895.5
Goodwill	1,555.9	1,464.8
Deferred tax asset (net)	24,842.1	29,936.7
Interest accrued, outstanding fees and other income	47,814.2	56,420.8
Assets held for sale	743.5	887.5
Other assets	187,474.1	143,499.9

Total assets	4,893,473.0	5,337,678.7

Liabilities
Interest-bearing deposits	2,100,198.5	2,236,346.3
Non-interest bearing deposits	315,524.5	354,713.8
Short-term borrowings and trading liabilities	183,238.2	278,801.2
Long-term debt	970,245.0	976,087.4
Redeemable preferred stock	3,500.0	3,500.0
Other liabilities	795,097.8	921,622.8

Total liabilities	4,367,804.0	4,771,071.5

Minority interest	12,704.0	13,582.2
Stockholders’ equity	512,965.0	553,025.0

Total liabilities and Stockholders’ equity	4,893,473.0	5,337,678.7
1.	Includes cash and cash equivalents amounting to gross Rs. 19.7 million given as security towards long-term debt.
2.	Includes investments amounting to Rs. 23,985.8 million, pledged as security towards short-term borrowings amounting to Rs. 23,876.2 million.
3.	Includes loans amounting to Rs. 11,427.5 million marked lien and Rs. 5,239.0 million pledged as security towards long-term borrowings amounting to Rs. 14,808.6 million.
4.
Includes property, plant and equipment amounting to Rs. 1,121.1 million pledged against long-term debts as security amounting to Rs. 11,375.7 million and includes property amounting to Rs. 33.0 million pledged as security towards short-term debt amounting to Rs. 30.5 million.

The following tables set forth, for the periods indicated, the statement of stockholders’ equity.
                                                                                                         Rupees in million
	Equity share capital	Securities premium	Revenue and other reserves	Other special reserves1
Balance at April 1, 2008	11,126.7	312,650.0	55,410.5	68,035.0
Proceeds from issue of share capital	5.6	526.5	..	..
Additions during the year	0.5	..	980.0	31,959.8
Deductions during the year	..	(10.5)	(8,431.4)	(4,477.4)

Balance at March 31, 2009	11,132.8	313,166.0	47,959.1	95,517.4
1.	Includes statutory reserve, special reserve, unrealized investment reserve, capital reserve and foreign currency translation reserve.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements
Rupees in million
	Equity share capital	Securities premium	Revenue and other reserves	Other special reserves1

Balance at April 1, 2009	11,132.8	313,166.0	47,959.1	95,517.4
Proceeds from issue of share capital	15.9	..	..	..
Additions during the year	0.1	635.9	26,741.8	25,671.6
Deductions during the year	..	..	..	(7,875.7)

Balance at March 31, 2010	11,148.8	313,801.9	74,700.9	113,313.3
1.	Includes statutory reserve, special reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve and reserve fund.

 Rupees in million
	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and other reserves	Other special reserves1

Balance at April 1, 2010	11,148.8	..	313,801.9	74,700.9	113,313.3
Proceeds from issue of share capital	369.4	..	1,618.0	..	..
Additions during the period	..	2.9	..	24,957.4	23,495.1
Deductions during the period	..	..	2,098.0	5,301.9	2,982.8

Balance at March 31, 2011	11,518.2	2.9	313,321.9	94,356.4	133,825.6
1.	Includes statutory reserve, special reserve, investment reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve and reserve fund.

The following table sets forth, for the periods indicated, the movement in profit and loss account.
Rupees in million
	March 31, 2009	March 31, 2010	March 31, 2011

Balance at the beginning of the year	5,496.8	5,371.7	16,886.4
Additions during the year	35,769.5	46,702.9	60,932.7
Proposed dividend	(14,335.3)	(15,664.2)	(18,789.2)
Deductions during the year	(21,559.3)	(19,524.0)	(18,952.2)

Balance at the end of the year	5,371.7	16,886.4	40,077.7

The following table sets forth, for the periods indicated, the supplementary information to the cash flow statement.
          Rupees in million
	Year ended
	March 31, 2009	March 31, 2010	March 31, 2011
Conversion of loan to shares	814.3	253.7	4,288.8
Interest paid	261,442.0	206,196.5	192,162.1

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

Advances

The fair values of commercial and consumer loans are estimated by discounting the contractual cash flows using appropriate interest rates including relevant credit spreads. The carrying value of certain other loans approximate fair value due to the short-term nature of these loans.

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

The following table sets forth, for the periods indicated, the listing of the fair value by category of financial assets and financial liabilities.
          Rupees in million
	At March 31, 2010		At March 31, 2011
	Carrying value	Estimated fair value	Carrying value	Estimated fair value

Financial assets
Cash and balances with Reserve Bank of India	278,502.8	278,502.8	212,340.1	212,340.1
Balances with banks and money at call and short notice	192,938.4	192,938.4	181,512.6	181,512.6
Investments	1,863,197.8	1,856,763.2	2,096,527.8	2,080,844.8
Advances	2,257,781.3	2,306,600.5	2,560,193.1	2,546,884.9
Other assets	185,284.9	185,284.9	162,524.5	162,524.5
Total	4,777,705.2	4,820,089.8	5,213,098.1	5,184,106.9

Financial liabilities
Interest-bearing deposits	2,100,198.4	2,107,868.9	2,236,346.3	2,239,417.6
Non-interest-bearing deposits	315,524.5	315,524.5	354,713.8	354,713.8
Borrowings1	1,156,983.2	1,200,903.0	1,258,388.6	1,281,642.0
Other liabilities and provisions	776,774.8	776,774.8	887,805.4	887,805.4
Total	4,349,480.9	4,401,071.2	4,737,254.1	4,763,578.8
1.	Includes preference share capital of Rs. 3,500 million (March 31, 2010: Rs. 3,500.0 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

20.	Differences between Indian GAAP and U.S. GAAP

The consolidated financial statements of the Group are prepared in accordance with Indian GAAP, which differs, in certain significant aspects from U.S. GAAP.

The following tables summarize the significant adjustments to consolidated net income and stockholders’ equity which would result from the application of U.S. GAAP.

1.	Net income reconciliation
Rupees in million
	Note	Year ended March 31,
		2009	2010	2011
Consolidated profit after tax as per Indian GAAP excluding minority interests1		35,769.5	46,702.9	60,932.7

Adjustments on account of:

Allowance for loan losses	(a)	(3,617.7)	5,246.6	10,454.5

Business combinations	(b)	(826.5)	(609.8)	(1,671.2)

Consolidation	(c)	1,139.5	6,600.1	3,412.8

Valuation of debt and equity securities	(d)	3,575.4	(5,392.4)	(3,784.8)

Amortization of fees and costs	(e)	(5,010.6)	(8,651.6)	(12,358.2)

Accounting for derivatives	(f)	1,073.0	(626.3)	(174.2)

Accounting for compensation costs	(g)	(823.7)	(726.9)	(653.5)

Accounting for securitization	(h)	(671.7)	(626.6)	(87.7)

Deferred tax benefit/(expense)	(i)	3,872.3	3,397.1	(2,043.6)

Others		(30.0)	(62.9)	..

Total impact of all adjustments		(1,320.0)	(1,452.7)	(6,905.9)

Net income as per US GAAP attributable to ICICI Bank stockholders		34,449.5	45,250.2	54,026.8
Net income as per US GAAP attributable to non-controlling interests1		(13.7)	619.5	345.3
Total net income as per US GAAP		34,435.8	45,869.7	54,372.1

Basic earnings per share (Rs.)

Indian GAAP (consolidated)		32.13	41.93	53.54

US GAAP		30.95	40.63	47.48

Diluted earnings per share (Rs.)

Indian GAAP (consolidated)		32.07	41.72	53.25

US GAAP		30.78	40.35	47.23
1.	Net income attributable to minority interests as per Indian GAAP was Rs. 2,249.3 million (March 31, 2010: profit of Rs. 1,731.2 million and March 31, 2009: loss of Rs. 1,975.3 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

2.	Stockholders’ equity reconciliation
Rupees in million
	Note	At March 31,
		2010	2011

Consolidated net worth as per Indian GAAP excluding minority interests 1		512,965.0	553,025.0

Adjustments on account of:

Allowance for loan losses	(a)	(22,509.6)	(12,055.1)

Business combinations	(b)	2,140.3	33,151.8

Consolidation	(c)	9,009.7	10,173.0

Valuation of debt and equity securities	(d)	(3,576.5)	(11,701.7)

Amortization of fees and costs	(e)	(14,263.2)	(26,725.7)

Accounting for derivatives	(f)	3,370.8	3,196.6

Accounting for compensation costs	(g)	865.1	865.1

Accounting for securitization	(h)	409.5	21.7

Deferred taxes	(i)	19,694.8	22,056.9

Others	(j)	(62.2)	(62.2)

Proposed dividend	(k)	15,019.1	18,170.3

Total impact of all adjustments		10,097.8	37,090.7

ICICI Bank stockholders’ equity as per US GAAP		523,062.8	590115.7
Non-controlling interests1		2,981.8	2,938.3
Total equity as per US GAAP		526,044.6	593,054.0
1.	Net worth, representing capital and reserves and surplus, attributable to minority interests as per Indian GAAP was Rs. 13,582.2 million (March 31, 2010: Rs. 12,704.0 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

a)	Allowance for loan losses

The differences in the allowance for loan losses between Indian GAAP and U.S. GAAP are primarily on account of:

i) Differences in the discount rates and cash flows used for computing allowances created on restructured assets, including allowances on certain loans transferred to an asset reconstruction company not accounted for as a sale under U.S. GAAP.

ii) Allowances for loan losses created on other impaired loans made in accordance with FASB ASC Topic 450, “Contingencies” and FASB ASC Topic 310, “Receivables” under U.S. GAAP and graded provisioning rates on non-performing loans, subject to minimum provisioning rates prescribed by Reserve Bank of India guidelines under Indian GAAP.

iii) Allowances for credit losses on the performing portfolios based on the estimated probable losses inherent in the portfolio under U.S. GAAP as compared to prescriptive provisioning norms for standard assets as per Reserve Bank of India norms under Indian GAAP.

Under U.S. GAAP, the impaired loans portfolio is classified into restructured loans and other impaired loans. Restructured loans represent loans whose terms relating to interest and installment payments have been modified and qualify as troubled debt restructurings as defined in FASB ASC Subtopic 310-40, “Troubled Debt Restructurings by Creditors”. Other impaired loans represent loans other than restructured loans, which qualify for impairment as per FASB ASC Subtopic 310-10, “Receivables Overall”.

Allowances on restructured loans

Under Indian GAAP, until August 27, 2008, a provision equal to the difference between the present value of the future interest under the original loan agreement and the present value of the future interest under the rescheduled terms was required to be made at the time of restructuring. For loans restructured after August 27, 2008, the provision is equal to the difference between the fair value of the loan before and after restructuring. The fair value of the loan before restructuring is computed as the present value of cash flows representing the interest at the existing rate charged on the loan before restructuring and the principal. The fair value of the loan after restructuring is computed as the present value of cash flows representing the interest at the rate charged under the loan’s restructured terms and the principal. Both sets of cash flows are discounted at the Bank’s Benchmark Prime Lending Rate as on the date of restructuring plus the appropriate term premium and credit risk premium for the borrower category on the date of restructuring. With effect from July 1, 2010, the Benchmark Prime Lending Rate has been replaced with the Base Rate. Consequently for loans restructured after June 30, 2010, the discounting rate comprises the aggregate of the Bank’s Base Rate as on the date of the restructuring, the appropriate term premium and the credit risk premium for the borrower category on the date of restructuring.

Under U.S. GAAP, the allowance for loan losses for restructured loans is created by discounting expected cash flows at originally contracted interest rates, unlike Indian GAAP, under which the original and restructured cash flows are discounted at the current estimated lending rate. Allowances recognized on account of reductions of future interest rates as a part of troubled debt restructurings are accreted as a credit to the provision for loan losses over the tenor of the restructured loan.

Under Indian GAAP, in respect of non-performing loan accounts subjected to restructuring, the account is upgraded to standard category if the borrower demonstrates, over a minimum period of one year, the ability to repay the loan in accordance with the contractual terms. However, the process of up-gradation under U.S. GAAP is not rule-based and the timing of up-gradation may differ across individual loans.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Allowances on other impaired loans

The difference related to the provision for loans classified as other impaired under U.S. GAAP arises from differences in conclusions as to whether loans are impaired and due to a difference in methodology applied to calculate the allowance for loan losses under U.S. GAAP and Indian GAAP.

Under Indian GAAP, non-performing loans are classified into three categories: sub-standard assets, doubtful assets and loss assets. A loan is classified as sub-standard if interest payments or installments have remained overdue for more than 90 days. A provision of 10.0% is required for all sub-standard loans. An additional provision of 10.0% is required for accounts that are ab-initio unsecured. A loan is classified as a doubtful loan if it has remained sub-standard for more than twelve months. A 100% provision/write-off is required with respect to the unsecured portion of the doubtful loans. A 100% provision is required for the secured portion of loans classified as doubtful for more than three years and is recorded in a graded manner as the three year period occurs. A loan is classified as a loss asset if the losses on it are identified or the loan is considered uncollectible. For loans classified as a loss, the entire loan is required to be written off or provided for.

Under U.S. GAAP, larger balance, non-homogenous exposures representing significant individual credit exposures (both funded and non-funded), are evaluated on the basis of borrower’s overall financial condition, resources and payment record and the realizable value of any collateral. This estimate considers all available evidence including the present value of the expected future cash flows discounted at the loan’s contractual effective rate and the fair value of collateral. Each portfolio of smaller balance homogenous loans, including consumer mortgage, installment, revolving credit and most other consumer loans is evaluated for impairment in the aggregate. The allowance for loan losses attributed to these loans is established through a process that includes an estimate of probable losses inherent in the portfolio, based upon various statistical analyses.

Under Indian GAAP, on the maturity or termination of the derivative contracts, any amount due from the counter party is required to be reversed through income statement under Reserve Bank of India guidelines after 90 days of due date. Under U.S. GAAP, these receivables are analyzed to identify the required provisions in the same manner as individual credit exposures.

Allowances on performing loans

Under U.S. GAAP, the allowances on the performing portfolios are based on the estimated probable losses inherent in the portfolio. The allowances on the performing portfolios are established after considering historical and projected default rates and loss severities.

Under Indian GAAP, the allowances on the performing portfolios are based on guidelines issued by the Reserve Bank of India. Until November 2008, a general provision ranging from 0.25% to 2.0% was required across various portfolios of standard loans. In November 2008, the Reserve Bank of India changed the provisioning requirement for standard assets to a uniform rate of 0.4% for all standard assets except direct advances to agricultural and the Small and Medium Enterprise sectors, which continued to attract a provisioning requirement of 0.25%. The revised standards were effective prospectively, but the existing provisions held by banks could not be reversed. In November 2009, the Reserve Bank of India increased the provisioning requirement for standard assets in the commercial real estate sector to 1.0%. In March 2010, the Reserve Bank of India increased the standard asset provisioning requirement to 1.0% on (i) loans for infrastructure projects where the date of commencement of commercial operation has been extended beyond two years, for the extended period beyond the two years; and (ii) for non-infrastructure loans where the date of commencement of commercial operations has been extended beyond six months from the original date of

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements commencement of commercial operation, for the extended period beyond the six months. From December 2010, the Reserve Bank of India increased the standard asset provisioning requirement to 2.0% on housing loans, where such loans are made at comparatively lower interest rates for the first years of the loan, after which the rates are reset at higher rates.

The Group transfers certain impaired loans to borrower specific funds/trusts managed by asset reconstruction companies in exchange for security receipts issued by the funds/trusts, as part of the strategy for resolution of nonperforming assets. The funds/trusts have been set up by the asset reconstruction companies under enacted debt recovery legislation in India and they aim to improve the recoveries of banks on non-performing assets by aggregating lender interests and speeding up the enforcement of security interests by lenders. While under Indian GAAP, such transfers are recognized as a sale, under U.S. GAAP these transfers are not recognized as a sale due to the following reasons:

• Certain transfers do not qualify for sale accounting under FASB ASC Topic 860, “Transfers and servicing”.

• Certain transfers qualify for sale accounting but were impacted by FASB ASC Subtopic 810-10, “Consolidation – overall”. The funds/trusts to which these loans have been transferred are variable interest entities within the definition contained in ASC Subtopic 810-10. As the Bank is the ‘Primary Beneficiary’ of certain of these funds/trusts, it is required under U.S. GAAP to consolidate these entities.

The following table sets forth, for the periods indicated, the difference in aggregate allowances for loan losses between Indian GAAP and U.S. GAAP as attributable to the aforementioned reconciling items.

Rupees in million
Reconciling items	Year ended March 31,
	2009	2010	2011
Differences due to provision on loans classified as troubled debt restructuring under US GAAP (includes cases transferred to asset reconstruction company)	1,665.9	2,613.2	1,157.2

Differences due to provisions on loans classified as other impaired under US GAAP1	(4,057.2)	2,204.2	12,220.5

Differences due to provisions created on performing assets	(1,226.4)	429.2	(2,923.2)

Total difference in allowance for loan losses	(3,617.7)	5,246.6	10,454.5
1. Includes provision on smaller balance homogeneous loans.

The differences in the methodology of computing loan loss allowances between Indian GAAP and U.S. GAAP, as described above, results in timing differences in the recognition of such losses. The favorable impact on allowances under U.S. GAAP for the year ended March 31, 2010 and for the year ended March 31, 2011 is primarily due to these timing differences. The primary reason for differences in provisions on other impaired loans in fiscal 2009 and 2010 was the provision on our smaller balance, homogenous loans. During fiscal 2008 and fiscal 2009, the Bank experienced high additions in its non-performing smaller balance, homogenous loans. This resulted in higher loan loss allowances under U.S. GAAP in those years as compared to Indian GAAP due to differences in provisioning methodology. During fiscal 2010 and fiscal 2011, the additions to non-performing loans in our retail portfolio were lower in comparison to fiscal 2009. Due to the age of previously classified non-performing loans, the provision requirement under Indian GAAP has been increasing from fiscal 2008 onwards; however the allowances under U.S. GAAP have already been made in previous periods based on estimated probable losses and those estimates of probable losses have not increased

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements as significantly in recent periods. Nevertheless, the cumulative provisions under U.S. GAAP at March 31, 2011 continue to be higher than the cumulative provisions held under Indian GAAP as shown in the statement of stockholders’ equity reconciliation.

Provision on performing loans was higher under U.S. GAAP in fiscal 2011, primarily because of loans acquired from erstwhile Bank of Rajasthan, which were not assigned ratings based on internal framework of the Bank at March 31, 2011. The Bank makes higher provisions under U.S. GAAP on its unrated loans. The Bank is in the process of assigning rating to these loans based on its internal rating framework.

b)	Business combinations

The differences arising due to business combinations are primarily on account of:

i)    Determination of the accounting acquirer and
ii)   Accounting for intangible assets.

Under U.S. GAAP, the amalgamation between ICICI Bank Limited and ICICI Limited was accounted for as a reverse acquisition in fiscal 2003. This means that ICICI Limited was recognized as the accounting acquirer in the amalgamation, although ICICI Bank Limited was the legal acquirer. On the acquisition date, ICICI Limited held a 46% ownership interest in ICICI Bank Limited. Accordingly, the acquisition of the balance 54% ownership interest has been accounted for as a step-acquisition. Under Indian GAAP, ICICI Bank Limited was recognized as the legal and the accounting acquirer and the assets and liabilities of ICICI Limited were incorporated in the books of ICICI Bank Limited in accordance with the purchase method of accounting. Further, under U.S. GAAP, the amalgamation resulted in goodwill and intangible assets while the amalgamation under Indian GAAP resulted in a capital reserve (negative goodwill), which was accounted for as Revenue and Other Reserves according to the scheme of amalgamation.

During fiscal 2011, ICICI Bank acquired Bank of Rajasthan Limited through exchange of common stock. Under Indian GAAP, no goodwill and intangible assets were recognized as per scheme of merger approved by the Reserve Bank of India. Under U.S. GAAP goodwill and intangible assets were recognized based on purchase method of accounting under ASC 805.

 The acquisition of the Bank of Rajasthan Limited was accounted for under Indian GAAP as per the Reserve Bank of India approved scheme of merger. Accordingly, the difference between the purchase consideration and the fair value of net assets acquired was added to reserves under Indian GAAP. Under U.S. GAAP, the purchase consideration was determined based on ASC Topic 805. Accordingly, goodwill of Rs. 27,120.9 million and definite life intangibles of Rs. 3,898.0 million have been created under U.S. GAAP. Certain other merger adjustments, primarily relating to the treatment of merger expenses, employee retirement benefits and deferred taxes, also contributed to the reconciliation difference between Indian GAAP and U.S. GAAP. The acquisition of the Bank of Rajasthan was determined not to have been a material acquisition based on the Regulation S-X criteria. See note 21 (a) on acquisition of Bank of Rajasthan for accounting under U.S. GAAP.

Further, for certain other acquisitions made by the Group, no goodwill and intangibles have been accounted for under Indian GAAP primarily due to accounting for the amalgamation by the pooling of interests method and as per scheme of merger approved by Reserve Bank of India. However, under U.S. GAAP, goodwill has been accounted for in accordance with FASB ASC Topic 805, “Business Combinations”, and FASB ASC Topic 350, “Intangibles – Goodwill and others”.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Under U.S. GAAP subsequent to the adoption of ASC Topic 350, the Group does not amortize goodwill and intangibles with infinite life but instead tests the same for impairment at least annually. The annual impairment test under ASC Topic 350 does not indicate an impairment loss for fiscal 2011.

Under U.S. GAAP definite lived intangible assets are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period.

The following table sets forth, the estimated useful lives of intangible assets.

No. of years
Customer-related intangibles	4 to 10
Core deposits	2 to 5
Operating lease	7

The following table sets forth, for the periods indicated, the differences in net income arising from accounting for business combinations under Indian GAAP and U.S. GAAP.
Rupees in million
Reconciling items	Year ended March 31,
	2009	2010	2011
Amortization of intangibles	(732.4)	(732.4)	(1,303.7)
Others	(94.1)	122.6	(367.5)
Total difference in business combinations	(826.5)	(609.8)	(1,671.2)

c)	Consolidation

The differences on account of consolidation are primarily on account of:

i)     Consolidation of insurance subsidiaries;
ii)    Equity affiliates and majority owned subsidiaries; and
iii)   Consolidation of variable interest entities.

Under Indian GAAP, the Group has not consolidated certain entities in which  investments are intended to be temporary. However under U.S. GAAP, these entities have been consolidated in accordance with FASB ASC Subtopic 810-10, “Consolidation – Overall” or have been accounted for as equity affiliates in accordance with FASB ASC Subtopic 323-10, “investment – equity method and joint venture”. Under Indian GAAP, we have not consolidated 3i Infotech Limited in which our investment is intended to be temporary. However, under U.S. GAAP, this entity has been accounted for as an equity affiliate in accordance with FASB ASC Subtopic 323-10 “Investment—equity method and joint venture”. Our holding in 3i Infotech is held with the intent to sell and we are exploring opportunities to reduce our shareholding, including a sale to financial/strategic investors.

Under Indian GAAP, consolidation is required only if there is ownership of more than one-half of the voting power of an enterprise or control of the composition of the Board of Directors in the case of a company or of the composition of the governing body in case of any other enterprise.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Under Indian GAAP, the insurance subsidiaries (ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited) are fully consolidated whereas under U.S. GAAP, these subsidiaries are accounted for by the equity method of accounting as the minority shareholders have substantive participating rights as defined in ASC Subtopic 810-10.

The following table sets forth, for the periods indicated, the differences in net income arising from accounting for consolidation under Indian GAAP and U.S. GAAP.
Rupees in million
Reconciling items	Year ended March 31,
	2009	2010	2011
Profit/(loss) as per U.S. GAAP for insurance subsidiaries	(7,089.1)	12,424.1	5,324.2
Less: Profit/(loss) as per Indian GAAP for insurance subsidiaries	(7,560.7)	4,019.0	7,272.8
Net reconciliation difference for insurance subsidiaries	471.6	8,405.1	(1,948.6)
Profit/(loss) from insurance subsidiaries attributable to the Group.	341.0	6,126.7	(1,340.9)
Profit/(loss) equity affiliates and majority owned subsidiaries.	798.5	496.1	345.1
Profit/(loss) consolidation of variable interest entities costs and special purpose entities	–	(22.7)	4,408.6
Total differences in consolidation	1,139.5	6,600.1	3,412.8

The following table sets forth, for the periods indicated, the significant differences between Indian GAAP and U.S. GAAP in case of the life insurance subsidiary.
Rupees in million
Reconciling items	Year ended March 31,
	2009	2010	2011
Profit/(loss) as per Indian GAAP	(7,797.0)	2,579.7	8,076.2
Adjustments on account of
Difference in statutory reserve and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost.	(423.5)	1,966.3	496.6
Actuarial reserves on lapsed policies	1,497.3	5,341.0	(2,509.4)
Policyholders surplus not transferred to shareholders account	..	..	..
Compensation costs	(351.4)	(107.2)	(54.5)
Unrealized gain/(loss) on trading portfolio of participating funds	(846.7)	1,804.5	(407.0)
Deferred taxes	875.4	(1,072.7)	237.0
Others	(3.0)	(3.0)	(3.0)
Profit/(loss) as per U.S. GAAP	(7,048.9)	10,508.6	5,835.9

The aforesaid differences in respect of the life insurance subsidiary are described below.

i)	Difference in statutory reserve and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost.

 Statutory reserve

Reserves under Indian GAAP are held as per the requirements of the Insurance Regulatory and Development Authority and the Actuarial Society of India. Accordingly, the reserves are computed using the Gross Premium Method (reserves are computed as the present value of future benefits including future bonuses

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements and the present value of expenses including overheads and are net of the present value of future total premiums, paid by policyholders). Reserves under U.S. GAAP are valued using the Modified Net Premium Method as per the valuation norms prescribed under U.S. GAAP. The liability consists of two parts, namely, policy reserves (comprising benefit reserve and maintenance expense reserve) and deferred premium liability.

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

Unallocated policyholders’ surplus

Unallocated policyholders’ surplus represents amount to be set aside for policyholders under participating products as required under U.S. GAAP.

Amortization of deferred acquisition cost

Under Indian GAAP, acquisition cost is charged to the revenue account in the year in which it is incurred whereas under U.S. GAAP, the same is deferred over the policy term. Under U.S. GAAP, expenses that vary with and are primarily related to the acquisition of new business are carried as deferred acquisition cost. This deferred acquisition cost is capitalized and amortized in accordance with ASC Topics 944-30-30, 944-30-35 and 944-30-45. The deferred acquisition costs are amortized in proportion to premium revenue recognition for traditional insurance products and based on the present value of estimated gross profits (EGP) for unit linked and universal life products. Net actuarial liability is deferred acquisition cost less statutory reserve.

ii)	Actuarial reserves on lapsed policies

Under U.S. GAAP, certain actuarial reserves on lapsed policies created in earlier years are released through the profit and loss account. The release of such actuarial reserves have been accounted as funds for future appropriations as a balance sheet item under Indian GAAP in accordance with the instructions received from the Insurance Regulatory and Development Authority and the same is recognised in profit and loss account on expiry of reinstatement period.

iii)	Compensation costs

Accounting of employee stock options

Under Indian GAAP, stock compensation costs are accounted for using the intrinsic value method as compared to U.S. GAAP where the compensation costs have been accounted for based on fair value method in accordance with the requirement of FASB ASC Topic 718 “Compensation-Stock Compensation”.

Retirement benefit cost

Under Indian GAAP, the Accounting Standards 15 (revised 2005) mandates all actuarial gain/loss to be recognized on the balance sheet of the enterprise in the year in which they arise through suitable credit/debit in the profit & loss account of the year. Under U.S. GAAP, actuarial gains/losses are accounted in Other Comprehensive Income. Subsequently cumulative actuarial gain/loss lying in the Other Comprehensive Income which are over and above 10% corridor are taken to profit & loss account.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

iv)	Unrealized loss/(gain) on trading portfolio of participating funds

Under Indian GAAP, accounting for investments is in accordance with the guidelines issued by the Insurance Regulatory and Development Authority, which do not allow the unrealized gain to be routed through the revenue account except in the case of linked businesses. Under U.S. GAAP, as per the requirements of FASB ASC Topic 320 “Investment-debt and equity Securities” unrealized loss/(gain) on investments classified as held for trading is taken to the revenue account.

v)	Deferred taxes

The differences in the accounting for deferred taxes are primarily on account of:

i)	Tax impact of all U.S. GAAP adjustments.
ii)
Under Indian GAAP, deferred tax assets or liabilities are created based on substantively enacted tax rates, whereas under U.S. GAAP, these are created on enacted tax rates in force at the balance sheet date.

The following table sets forth, for the periods indicated, the details of the significant differences between Indian GAAP and U.S. GAAP for the general insurance subsidiary.

Rupees in million
Reconciling items	Year ended March 31,
	2009	2010	2011
Profit as per Indian GAAP	236.3	1,439.3	(803.4)
Adjustments on account of
Provision for re-insurance commission	50.9	289.1	835.5
Amortization of deferred acquisition costs	(131.9)	(75.5)	(341.9)
Premium deficiency	(343.0)	119.7	(405.3)
Compensation costs	(114.5)	(92.4)	(58.8)
Deferred taxes	193.2	296.4	279.8
Others	68.8	(61.1)	(17.6)
Profit/(Loss) as per U.S. GAAP	(40.2)	1,915.5	(511.7)

The aforesaid differences in respect of the general insurance subsidiary are described below.

i)	Provision for re-insurance commission

Under Indian GAAP in the absence of any specific guidance, re-insurance commission on business ceded is recognized as income in the year of the ceding of the risk. Under U.S. GAAP, proceeds from re-insurance transactions that represent recovery of acquisition costs are reduced from unamortized acquisition costs in such a manner that net acquisition costs are capitalized and charged to expense in proportion to net revenue recognized.

ii)	Amortization of deferred acquisition costs

Under Indian GAAP, acquisition cost is charged as expense to the revenue account in the year in which it is incurred whereas under U.S. GAAP the same is capitalized and charged to expense in proportion to premium revenue recognized.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

iii)	Premium deficiency

Under Indian GAAP, premium deficiency is recognized if the sum of the expected claims costs, related expenses and maintenance costs exceed related unearned premiums. Indian regulations require assessment and recognition of premium deficiency under “Fire”, “Marine” and “Miscellaneous” segments of business and not under each line of businesses in the revenue account. Under U.S. GAAP a premium deficiency relating to short-term insurance contracts indicates a probable loss. A premium deficiency for each line of business is assessed and recognized in the revenue account if the sum of expected claim costs and claims adjustment expenses, expected dividends to policyholders, un-amortized acquisition costs and maintenance costs exceed related unearned premiums.

A premium deficiency is recognized by first charging un-amortized acquisition costs to expense to the extent required to eliminate the deficiency. If the premium deficiency is greater than un-amortized acquisition costs, a liability for the excess deficiency is required to be accrued.

iv)	Compensation costs

Accounting of employee stock options

Under Indian GAAP, stock compensation costs are accounted for by the intrinsic value method as compared to U.S. GAAP where the compensation costs have been accounted for at the fair value method in accordance with the requirement of FASB ASC Topic 718 “Compensation-Stock Compensation”.

Retirement benefit cost

Under Indian GAAP, the Accounting Standards 15 (revised 2005) mandates all actuarial gain/loss to be recognized on the balance sheet of the enterprise in the year in which they arise through suitable credit/debit in the profit & loss account of the year. Under U.S. GAAP, actuarial gains/losses are accounted in Other Comprehensive Income. Subsequently cumulative actuarial gain/loss lying in the Other Comprehensive Income which are over and above 10% corridor are taken to profit & loss account.

v)	Deferred taxes

The differences in the accounting for deferred taxes are primarily on account of:

i.	Tax impact of all U.S. GAAP adjustments;
ii.
Under Indian GAAP, deferred tax assets or liabilities are created based on substantively enacted tax rates, whereas under U.S. GAAP, these are created on enacted tax rates in force at the balance sheet date.

Variable Interest Entities (VIEs)

The Bank has applied FASB ASC Subtopic 810-10, “Consolidation – Overall” to consolidate certain variable interest entities. The Bank has extended guarantee facilities to overseas entities, to enable borrowing for secondary market purchase of FCCBs issued by Indian companies, in accordance with the contractual terms. These entities will pay the fees/guarantee commissions, including certain fees linked to sale/redemption value of these FCCBs to the Bank. The Bank has also consolidated certain qualified special purpose entities used for securitization transactions effective April 1 2010 on adoption of FAS 167, which is now codified within ASC 810-10. The Bank has reduced its retained earnings by Rs. 8,320.4 million as transitional adjustment on consolidation of these trusts as reversal of gain recognised in earlier years under U.S. GAAP.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

During the year, the Bank has recognised a gain of Rs. 4,408.6 million relating to VIE consolidation under US  GAAP, but not consolidated under Indian GAAP. See note 21(b) on “Securitization and variable interest entities”.

d)	Valuation of debt and equity securities

Under Indian GAAP unrealized losses of held for trading and available for sale securities are taken to profit and loss account. Under Indian GAAP, net unrealized gains on investments by category are ignored, except for the venture capital investments wherein the unrealized gains and losses are transferred to Reserves and Surplus. Under Indian GAAP, the impact of currency revaluation on debt securities denominated in foreign currency is taken to profit and loss account.

Under U.S. GAAP, unrealized gains or losses on trading assets are recognized in the profit and loss account and unrealized gains or losses on securities classified as ‘available for sale’, which include all securities classified as ‘held to maturity’ under Indian GAAP, are recognized in ‘Accumulated Other Comprehensive Income’ under stockholders’ equity except for the unrealized losses on securities identified as other than temporarily impaired which are recognized in profit and loss account. Under U.S. GAAP, unrealized gains or losses on investments of venture capital subsidiaries are recognized in the profit and loss account. Under U.S. GAAP, the impact of currency revaluation on non hedged ‘available for sale’ debt securities denominated in foreign currency is taken to other comprehensive income.

Under Indian GAAP, premium over the face value of fixed rate and floating rate government securities under held to maturity category is amortized over the remaining period to maturity on a effective constant yield basis and straight line basis respectively. Any premium over the face value of investments in government securities classified under available for sale category is amortized over the remaining period to maturity on constant yield basis. Under U.S. GAAP, the income as per interest method is arrived by amortisation/accrual of premium\discount on the face value of debt securities over the remaining period to maturity on a continuous compounding yield basis, except treasury bills, commercial paper and certificate of deposit. The premium\discount on the face value of treasury bills, commercial papers and certificates of deposits is amortised\accrued over the remaining period to maturity on a constant yield basis.

Under U.S. GAAP, Government securities are accounted based on trade date. Under Indian GAAP, pursuant to the Reserve Bank of India circular, the Bank has changed the accounting for purchase and sale of government securities from trade date basis to settlement date basis with effect from January 1, 2011. Under settlement date accounting, the purchase and sale of securities are recognised in the books on the date of settlement. The changes in fair value of investments between trade date and settlement date are recognised in case of purchased securities while such changes are ignored in case of securities sold.

e)	Amortization of fees and costs

Loan origination fees and costs

Under U.S. GAAP, loan origination fees (net of certain costs) are amortized over the period of the loans as an adjustment to the yield on the loan. However under Indian GAAP, loan origination fees are accounted for upfront except, for certain fees, which are received in lieu of sacrifice of future interest, which are amortized over the remaining period of the facility. Also under Indian GAAP, loan origination costs, including commissions paid to direct marketing agents, are expensed in the year in which they are incurred.

Retirement benefit cost

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Under Indian GAAP, the Accounting Standards 15 (revised 2005) mandates all actuarial gain/loss to be recognized on the balance sheet of the enterprise in the year in which they arise through suitable credit/debit in the profit & loss account of the year. Under U.S. GAAP, actuarial gains/losses are accounted in Other Comprehensive Income. Subsequently cumulative actuarial gain/loss lying in the Other Comprehensive Income which are over and above 10% corridor are taken to profit & loss account.

The following table sets forth, for the periods indicated, the differences in net income arising from accounting for amortization of fees and costs under Indian GAAP and U.S. GAAP.
Rupees in million
Reconciling items	Year ended March 31,
	2009	2010	2011
Loan origination fees and costs	(5,968.8)	(8,235.7)	(12,409.1)
Retirement benefit costs	903.5	(208.6)	165.1
Amortization of other costs	54.7	(207.3)	(114.2)
Total differences in amortization of fees and costs	(5,010.6)	(8,651.6)	(12,358.2)

f)	Accounting for derivatives

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

Under U.S. GAAP, the Group accounts for its derivative transactions in accordance with the provisions of FASB ASC Topic 815 “Derivative and Hedging”. Accordingly certain derivative contracts classified as hedges under Indian GAAP may not qualify as hedges under U.S. GAAP and are accounted for as trading derivatives with changes in fair value being recorded in the income statement.

Under U.S. GAAP, the Group has designated certain derivatives as fair value hedges of certain interest bearing assets and liabilities under ASC Topic 815. At the inception of a hedge transaction, the Group formally documents the hedge relationship and the risk management objective and strategy for undertaking the hedge. This process includes identification of the hedging instrument, hedged item, risk being hedged and the methodology for assessing effectiveness and measuring ineffectiveness of the hedge. In addition, the Group assesses both at the inception of the hedge and on an ongoing basis, whether the derivative used in the hedging transaction is effective in offsetting changes in fair value or cash flows of the hedged item, and whether the derivative is expected to continue to be highly effective. The Group assesses the effectiveness of the hedge instrument at inception and continually on a quarterly basis. The impact of changes in fair values of both the hedging instrument and the hedged item is included in the income statement. The Group has also designated

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements certain forward contracts as hedging instruments for its certain original net investments in foreign operations which are accounted for in accordance with ASC Topic 815.

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

The Indian Finance Act, 2005 imposed an additional income tax on companies called fringe benefit tax. Companies were deemed to have provided fringe benefits to the employees if certain defined expenses were incurred. The Finance Act, 2007 introduced fringe benefit tax on employees’ stock options. Subsequently, Finance (No. 2) Act, 2009 abolished fringe benefit tax with effect from fiscal 2010. Under Indian GAAP, we accounted for the recovery of fringe benefit tax from our employees as an offset against the corresponding expenses. As required under U.S. GAAP, the effect of fringe benefit tax was considered in determining the fair value of the options on the date of grant.

Carried interest

The Group accounts for carried-interest obligations of certain investment funds that are consolidated by the Group as liability award in terms of FASB ASC Topic 718 “Compensation-stock compensation”. Under Indian GAAP, these expenses are recognized in the profit and loss account when the proceeds from the underlying investments are realized and certain conditions are met. Under U.S. GAAP, these expenses are included in net income during the service period.

h)	Accounting for securitization

Under U.S. GAAP, the Group accounts for gain on sale of loans securitized (including float income) at the time of sale in accordance with FASB ASC Topic 860, “Transfers and Servicing”. As per ASC Topic 860, any gain or loss on the sale of the financial asset is accounted for in the income statement at the time of the sale. Under Indian GAAP, with effect from February 1, 2006, net income arising from securitization of loan assets is accounted for over the life of the securities issued or to be issued by the special purpose vehicle/special purpose entity to which the assets are sold. Net loss arising on account of the sell-down securitization and direct assignment of loan assets is recognized at the time of sale.

After implementation of FAS 166 from April 1, 2010, certain transactions, which are qualified as securitization transactions under Indian GAAP, do not qualify as securitization under U.S. GAAP. See note 21 (b) on “Securitization and variable interest entities”.

i)	Deferred taxes

The differences in the accounting for deferred taxes are primarily on account of tax impact of all U.S. GAAP adjustments over Indian GAAP; deferred taxes are created on undistributed earnings of subsidiaries and affiliates under U.S. GAAP while under Indian GAAP no deferred taxes is created on undistributed earnings of subsidiaries and affiliates; and under Indian GAAP, deferred tax assets or liabilities are created based on substantively enacted tax rates, whereas under U.S. GAAP, these are created on enacted tax rates in force at the balance sheet date.

j)	Dividend

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Under U.S. GAAP, dividends on common stock and the related dividend tax are recognized in the year of approval by the Board of Directors. Under Indian GAAP, dividends on common stock and the related dividend tax are recognized in the year to which it relates.

21.	Notes under U.S. GAAP

Additional information required under U.S. GAAP

a)	Acquisition of Bank of Rajasthan

ICICI Bank acquired 100% ownership in Bank of Rajasthan Limited effective at the close of business hours at August 12, 2010, an old private sector banking company through exchange of common stock at a ratio of 25 shares of ICICI Bank for 118 shares of Bank of Rajasthan. The acquisition has increased the size of branch network of the Bank which provides hubs for relationship management, sales and services. It increases the capability of ICICI Bank to raise retail deposits and enhance financial inclusion plans of the Bank through Bank of Rajasthan’s rural and semi-rural branches. Results of operations of Bank of Rajasthan were included in the results of ICICI Bank beginning August 13, 2010.

The purchase price was allocated to the acquired assets and liabilities based on their estimated fair values at the acquisition date as summarized in the following table. Goodwill of Rs. 27,120.9 million was calculated as the purchase premium after adjusting the fair value of net assets acquired and represents the value expected from the synergies created from combining its branch networks with ICICI Bank's capabilities in consumer and commercial banking and benefit from scale after combining the operations of the two banks. The goodwill amounting to Rs. 13,153.6 and Rs. 13,967.3 was allocated to the Retail Banking and Wholesale Banking segment of the Bank respectively.

The following table sets forth, acquisition date fair value of the consideration transferred and allocation of purchase price for acquisition of Bank of Rajasthan.

Rupees in million

Consideration
Cash	..
Equity instruments	32,929.6
Contingent consideration arrangement	..
Fair value of total consideration transferred	32,929.6

Recognized amounts of identifiable assets acquired and liabilities assumed	5,808.7
Non-controlling interest.	..
Goodwill (non-deductible for taxation)	27,120.9
Acquisition-related costs (included in ‘business combination’ in net income reconciliation)	233.0

The following table sets forth, the condensed statement of net assets acquired reflecting the values assigned to net assets of Bank of Rajasthan as of the acquisition date.

 Rupees in million
Assets
Cash and cash equivalents	11,819.4
Investment securities	69,467.9
Loans 1	65,370.9
Fixed assets	4,662.0
Intangible assets	3,898.0
Other assets	3,889.4
Total assets	159,107.6
Liabilities
Deposits	135,287.5
Borrowings	4,152.1
Other liabilities	13,859.3
Total liabilities	153,298.9
Fair value of net assets acquired including intangibles	5,808.7
1.	Comprising loans with gross book value of Rs. 68,387.9 million and net book value of Rs. 65,278.3 million.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Contingencies

The fair value of net assets acquired includes certain contingent liabilities that were recorded at the acquisition date. Bank of Rajasthan has been named as a defendant in various pending legal actions and proceedings arising in connection with its activities as a banking institution amounting to total claims of Rs 858.9 million. These contingences have been measured in accordance with accounting guidance on contingencies which states that a loss is recognized when it is probable of occurring and the loss amount can be reasonably estimated. The Bank is holding adequate provisions for these cases at March 31, 2011.

In connection with the Bank of Rajasthan acquisition, on the close of business hours of August 12, 2010, the ICICI Bank recorded certain guarantees and letters of credit with maximum notional principle of Rs. 4,561.3 million and a fair value of Rs. 39.1 million.

Acquisition related expenses

Acquisition related expenses are recorded in the net income reconciliation and include incremental costs to integrate the operations with ICICI Bank and other acquisition related expenses. These expenses represent costs associated with these one-time activities and do not represent ongoing costs of the fully integrated combined organization. These expenses of Rs. 233.0 million are recorded as an expense and charged to net income.

Post acquisition, the operations of the Bank of Rajasthan have been significantly integrated with the Bank. Consequently, the results of its operations are not separately identifiable. The proforma revenue and earnings, arrived at as a total of the results of Bank of Rajasthan as a separate entity for the period prior to merger and the results of the Group for the year ended March 31, 2011, were Rs. 620,876.8 million and Rs. 55,150.4 million respectively (year ended March 31, 2010: Rs. 610,892.6 million and Rs. 45,681.6 million respectively and year ended March 31, 2009: Rs. 656,603.1 million and Rs. 38,803.5 million respectively).

b)	Securitizations and variable interest entities

Overview

The Bank and its subsidiaries are involved with several types of off-balance-sheet arrangements, including special purpose entities.

Uses of Special Purpose Entities

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The Group deals with some SPEs which were created to fulfill limited purposes as specified in their governing documents. The primary purpose of these SPEs is to receive contributions from investors for buying assets from the transferor, hold such purchased assets on behalf of the contributors to the trust and making regular payments to the investors from the proceeds of purchased assets. These SPEs have been organized mainly in the legal forms of trusts. In a securitization, the company transferring assets to an SPE converts all (or a portion) of those assets into cash before they would have been realized in the normal course of business, through the SPE’s issuance of debt and equity instruments, certificates, commercial paper and other notes of indebtedness, which are recorded on the balance sheet of the SPE and not reflected in the transferring company’s balance sheet, assuming applicable accounting requirements are satisfied. Investors usually have recourse to the assets in the SPE and often benefit from other credit enhancements, such as a collateral account or over-collateralization in the form of excess assets in the SPE, a line of credit, or from a liquidity facility, such as a liquidity put option or asset purchase agreement. FASB has issued new accounting standards whereby the Group is required to consolidated certain of these trusts with which it currently has involvement and which had earlier been exempted from consolidation being Qualified Special Purpose Entities. In accordance with SFAS 167 (now codified as ASC 810-10), the Group consolidated these entities by initially measuring the assets, liabilities, and non-controlling interests of former QSPEs at their carrying values (the amounts at which the assets, liabilities, and non-controlling interests would have been carried in the Consolidated Financial Statements, if the Group had always consolidated these former Qualified Special Purpose Entities). Further, SFAS 166 (now codified under ASC 810-10) requires certain asset transfers, including transfers of portions of assets, that would have been considered sales under SFAS 140, to be considered secured borrowings.

Variable Interest Entities

VIEs are entities that have either a total equity investment that is not sufficient to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest (i.e., power through voting rights or similar rights to direct the activities of a legal entity that most significantly impact the entity’s economic performance and right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity). Investors that finance the VIE through debt or equity interests or other counterparties that provide other forms of support, such as guarantees, subordinated fee arrangements, or certain types of derivative contracts, are variable interest holders in the entity. Since April 1, 2010, the variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. Accordingly, the Group has determined that it has a controlling financial interest because it is the primary beneficiary of certain Trusts and entities, based on its determination that it has both, the power to direct activities of a VIE that most significantly impact the entity’s economic performance, and obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The following table sets forth the Group’s involvement with consolidated and unconsolidated VIEs in which the Group holds significant variable interests at March 31, 2011.

 Rupees in million
Particulars	Investment in significant unconsolidated VIEs	Investment in consolidated VIEs	Total investment in VIE assets (gross assets)
Funded
Mortgaged backed securitizations	..	14,877.9	14,877.9
Asset backed securitizations	..	14,496.5	14,496.5
Total funded	..	29,374.4	29,374.4

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Non-funded
Mortgaged backed securitizations	..	..	..
Asset backed securitizations	..	13,940.1	13,940.1
Others	..	..	..
Total non-funded	..	13,940.1	13,940.1
Total	..	43,314.5	43,314.5

The asset balances for consolidated VIEs represent the carrying amounts of the assets consolidated by the Group. The carrying amount may represent the amortized cost or the current fair value of the assets depending on the legal form of the asset (e.g., loan or security) and the Group’s standard accounting policies for the asset type and line of business. The assets of VIEs can be utilized only for the settlement of the obligations of respective VIEs.

The following table sets forth the carrying amounts and classification of the consolidated assets and liabilities at March 31, 2011, in respect of VIEs and SPEs where the Group is primary beneficiary. The liabilities of the consolidated VIE are to be met from the proceeds of the consolidated assets and other support provided by the Bank in the form of credit enhancements and liquidity facilities. The creditors of the consolidated VIEs do not have a recourse to the general credit of the Group.

 Rupees in million
Particulars
Cash	266.1
Investments	2,336.6
Total loans	20,857.6
Others	703.1
Total assets	24,163.4
Borrowings	11,076.7
Other liabilities	93.0
Total liabilities	11,169.7

c)	Fair value measurements

The Group adopted FASB ASC Topic 820 “Fair Value Measurements and Disclosures” effective April 1, 2008. The Group determines the fair values of its financial instruments based on the fair value hierarchy established in ASC Topic 820. The standard describes three levels of inputs that may be used to measure fair value.

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

The products include government securities, debentures and bonds, certificate of deposits, commercial papers, vanilla options, simple interest rate derivatives, forwards, cross currency interest rate swaps, and swap options. The valuation of exotic derivative products are done by sourcing counterparty quotes at month ends.

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

India-linked non-Rupee denominated bonds price arrived at by discounting cash flows using rates published by Fixed Income Money Markets & Derivatives Association of India spreads corresponding to the domestic ratings of the issuer (capped at international sovereign rating) is used for valuation.

The Group has valued the India linked credit derivatives at a combination of market quotes and cash flow discounting using spreads published by Fixed Income Money Markets & Derivatives Association of India corresponding to the domestic ratings of the issuer which is then adjusted with the additional credit spread mark ups depending on the liquidity of such financial instruments. Venture fund units are valued at the net asset value received from the fund.

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

The following table sets forth, the information about the Group’s assets and liabilities measured at fair value on a recurring basis at March 31, 2011 and the Level of inputs used to measure those products.

Rupees in million
Description	Level 1	Level 2	Level 3	Total

Investments
Equity securities	13,758.8	..	1,758.6	15,517.4
Government debt securities	45,756.3	773,700.9	..	819,457.2
Corporate debt securities	32,907.3	206,085.5	2,957.3	241,950.1
Mortgage and other asset backed securities	2,557.6	10,031.7	7,532.7	20,122.0
Funded credit derivatives	..	..	17,692.0	17,692.0
Others	46,716.4	135,497.5	3,105.5	185,319.4
Total investments	141,696.4	1,125,315.6	33,046.1	1,300,058.1
Derivatives1 (Positive mark to market)
Interest rate derivatives1	..	61,446.6	2,126.7	63,573.3
Currency derivatives (including foreign exchange derivatives)2	774.9	97,611.2	..	98,386.1
Equity derivatives	4.4	..	..	4.4
Un-funded credit derivatives	..	..	325.7	325.7
Total positive mark to market	779.3	159,057.8	2,452.4	162,289.5
Derivatives1 (negative Mark to Market)
Interest rate derivatives1	..	(46,207.5)	(2,129.3)	(48,336.8)
Currency derivatives (including foreign exchange derivatives)2	(504.3)	(87,254.9)	..	(87,759.2)
Equity derivatives	(3.8)	..	..	(3.8)
Un-funded credit derivatives	..	..	(483.6)	(483.6)
Total negative mark to market	(508.1)	(133,462.4)	(2,612.9)	(136,583.4)
Borrowing
Corporate Bonds	..	(299,581.0)	..	(299,581.0)
Total Borrowings	..	(299,581.0)	..	(299,581.0)
1.	Foreign currency interest rate swaps, forward rate agreements and swap options are included in interest rate derivatives.
2.	Options and cross currency interest rate swaps are included in currency derivatives.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Transfers in and out of Level 3

Corporate debt securities of Rs. 1,595.1 million were transferred from Level 3 to Level 1 as these securities were valued based on quotes at March 31, 2011. Mortgaged backed securities of Rs. 48.1 million were transferred from Level 1 to Level 3 hierarchy as quotes were not available at March 31, 2011 and these securities were valued using Level 3 input. Certain corporate debt securities and other asset backed securities of Rs. 12,353.8 million and Rs. 9,173.8 million respectively were transferred from Level 3 to Level 2 hierarchy because these securities were valued based on significant market observable inputs at March 31, 2011.

Significant transfers between Level 1 and Level 2

 Corporate debt securities of Rs. 10,654.3 million were transferred from Level 1 at March 31, 2010 to Level 2 at March 31, 2011 as quotes were not available at March 31, 2011 and these securities were valued based on Level 2 inputs.

The following table sets forth, the information about the Group’s assets and liabilities measured at fair value on a recurring basis at March 31, 2010 and the Level of inputs used to measure those products.

Rupees in million
Description	Level 1	Level 2	Level 3	Total

Investments
Equity securities	22,512.3	324.8	1,330.2	24,167.3
Government debt securities	38,480.0	709,224.3	..	747,704.3
Corporate debt securities	83,641.4	33,995.2	20,595.7	138,232.3
Mortgage and other asset backed securities	1,582.9	3,109.9	43,089.0	47,781.8
Funded credit derivatives	..	..	27,637.1	27,637.1
Others	52,301.9	103,370.5	3,156.5	158,828.9
Total investments	198,518.5	850,024.7	95,808.5	1,144,351.7
Derivatives1	(74.6)	31,614.9	(368.6)	31,171.7
Borrowing	..	(270,642.5)	..	(270,642.5)
Total	198,443.9	610,997.1	95,439.9	904,880.9
1.	Net marked to market gains/(losses).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

In view of the global credit crisis resulting in inactive markets, the original valuations based solely on market participant quotes/credit spreads were considered inadequate for determining the fair values of certain products and hence alternative valuation methodologies have been used for certain bonds, residential mortgage backed securities and credit derivative products. The market for these instruments remains illiquid as on March 31, 2011 and the sole reliability of market quotes remain inadequate as on the reporting date. Bonds which have been identified as illiquid are valued based on the prices of similar assets or at a weighted average price derived from market quotes and valuation models have been classified as Level 2 or Level 3 instruments respectively.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, certain additional information about changes in the fair value of Level 3 assets for the year ended March 31, 2011.
                                                                                                                               Rupees in million
	Investments
Description	Equity securities	Corporate debt securities	Mortgage and other asset backed securities	Funded credit derivatives	Others	Total
Beginning balance at April 1, 20101	1,330.2	20,595.7	16,712.1	27,637.1	3,156.5	69,431.6
Total gains or losses (realized/unrealized)
-Included in earnings	(634.5)	898.1	(313.4)	(107.5)	(507.3)	(664.6)
-Included in other comprehensive income	90.8	22.8	1,283.4	(0.5)	241.3	1,637.8
Purchases	1,177.8	1,095.4	..	..	403.7	2,676.9
Sales	(205.7)	(4,385.7)	(1,625.0)	..	(188.7)	(6,405.1)
Issuances	..	..	2,309.7	..	..	2,309.7
Settlements	..	(1,193.8)	(2,101.6)	(9,679.3)	..	(12,974.7)
Transfers in Level 3	..	..	48.1	..	..	48.1
Transfers out of Level 3	..	(13,948.8)	(9,173.8)	..	..	(23,122.6)
Foreign currency translation adjustment	..	(126.4)	393.2	(157.8)	..	109.0
Ending balance at March 31, 2011	1,758.6	2,957.3	7,532.7	17,692.0	3,105.5	33,046.1

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	(620.2)	(294.8)	..	(10.6)	(502.8)	(1,428.4)
1.	Investment in pass through certificates of Rs. 26,376.9 million was eliminated on consolidation of certain trusts under FAS 167 (now codified under ASC 810-10) on April 1, 2010.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, certain additional information about changes in the fair value of Level 3 derivatives for the year ended March 31, 2011.

Rupees in million
	Derivatives
Description	Interest rate derivatives	Currency derivatives (including foreign exchange derivatives)	Equity derivatives	Un-funded credit derivatives	Total
Beginning balance at April 1, 2010	29.4	..	..	(398.0)	(368.6)
Total gains or losses(realized/unrealized)
-Included in earnings	12.6	..	..	240.0	252.6
-Included in other comprehensive income	..	..	..	..	..
Purchases	0.3	..	..	32.0	32.3
Sales	..	..	..	..	..
Issuances	..	..	..	..	..
Settlements	(42.8)	..	..	(31.9)	(74.7)
Transfers in Level 3	..	..	..	..	..
Transfers out of Level 3	..	..	..	..	..
Foreign currency translation adjustment	(2.1)	..	..	..	(2.1)
Ending balance at March 31, 2011	(2.6)	..	..	(157.9)	(160.5)

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	(75.9)	..	..	136.6	60.7

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, certain additional information about changes in the fair value of Level 3 assets and liabilities for the year ended March 31, 2010.

                                                                                                                               Rupees in million
	Investments						Derivatives	Total
Description	Equity securities	Corporate debt securities	Mortgage and other asset backed securities	Funded credit derivatives	Others	Total
Beginning balance at April 1, 2009	2,382.8	31,820.8	58,082.2	30,712.0	225.4	123,223.2	(3,327.7)	119,895.5
Total gains or losses(realized/unrealized)
- Included in earnings	525.8	234.4	(691.6)	2,400.1	77.6	2,546.3	2,452.5	4,998.8
- Included in other comprehensive income	..	4,898.4	2,092.9	(21.6)	21.4	6,991.1	..	6,991.1
Purchases, issuances and settlements	(1,578.4)	2,531.1	(15,266.0)	(2,186.8)	144.7	(16,355.4)	(27.0)	(16,382.4)
Transfers in and out of level 3	..	(15,169.4)	..	..	2,687.4	(12,482.0)	360.0	(12,122.0)
Foreign currency translation adjustment	..	(3,719.6)	(1,128.5)	(3,266.6)	..	(8,114.7)	173.6	(7,941.1)
Ending balance at March 31, 2010	1,330.2	20,595.7	43,089.0	27,637.1	3,156.5	95,808.5	(368.6)	95,439.9

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	574.5	197.5	20.2	2,368.9	77.6	3,238.7	2,234.2	5,472.9

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

The following table sets forth, for the period indicated, the details of investments which are fair valued based on the basis of net asset value considered as Level 3 inputs.
          Rupees in million
	At March 31,
	2010	2011
Description of securities	Fair value	Fair value
Security receipt	444.0	543.1
Venture fund units	2,411.9	2,562.4
Total	2,855.9	3,105.5

The Bank has a commitment to contribute towards the corpus of venture capital funds which is dependent upon the future contributions of other investors. The amount of our maximum commitment based on original target corpus of the funds was Rs. 3,621.4 million at March 31, 2011 (March 31, 2010: Rs. 3,512.5 million).

d)	Equity affiliates

Under U.S. GAAP the Group accounts for its ownership interest in ICICI Prudential Life Insurance Limited (ICICI Life) and ICICI Lombard General Insurance Company Limited (ICICI General) by the equity method of accounting because of substantive participative rights held by the minority shareholders.

The following tables set forth, for the periods indicated, the summarized balance sheets and statements of operations of these entities.
Rupees in million
Balance sheet	At March 31,
	2010		2011
	ICICI Life	ICICI General	ICICI Life	ICICI General

Cash and cash equivalents	3,656.9	2,096.2	11,138.2	1,343.5
Securities	55,615.8	33,605.1	82,374.7	44,984.7
Assets held to cover linked liabilities.	503,761.0	..	582,329.6	..
Other assets	64,131.4	31,700.8	56,061.5	36,409.6

Total assets	627,165.1	67,402.1	731,904.0	82,737.8

Provision for linked liabilities.	503,761.0	..	582,329.6	..
Other liabilities	87,687.8	50,329.5	108,333.3	64,157.5
Stockholders’ equity	35,716.3	17,072.6	41,241.1	18,580.3

Total liabilities and stockholders’ equity	627,165.1	67,402.1	731,904.0	82,737.8

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements
Rupees in million
Statement of income	Year ended March 31,
	2010		2011
	ICICI Life	ICICI General	ICICI Life	ICICI General

Interest income	13,843.8	2,295.4	18,499.9	2,589.8
Interest expense	..	..	..	..
Net interest income	13,843.8	2,295.4	18,499.9	2589.8
Insurance premium	165,287.5	21,928.3	178,806.3	28,544.1
Other non-interest income	164,374.0	2,089.8	44,870.6	2,950.5
Non-interest expense	(331,698.7)	(24,550.6)	(235,406.7)	(34,895.9)
Income tax (expense)/ benefit	(1,298.2)	152.6	(934.2)	299.8

Income/(loss), net	10,508.4	1,915.5	5,835.9	(511.7)

The following table sets forth, for the periods indicated, retained earnings of 3i Infotech Limited which is accounted for as equity affiliate by the Group.
Rupees in million
	At March 31,
	2010	2011
Retained Earnings	666.9	949.9
Total Retained Earnings	2,883.2	4,671.9
% Holding	23.1%	20.3%

The profit pick up for 3i Infotech for the year ended March 31, 2010 and March 31, 2011 amounted to Rs. 6.3 million and Rs. 363.7 million respectively. The Group has recognized a gain of Rs. 38.9 million on dilution on issue of fresh shares by 3i Infotech Limited during the year ended March 31, 2011. The aggregate market value of the investment in shares of 3i Infotech Limited at March 31, 2011 based on quoted market prices was Rs. 1,711.7 million.

e)	Goodwill and intangible assets

The following table sets forth, for the periods indicated, a listing of goodwill and intangible assets, by category under U.S. GAAP.
Rupees in million
	Year ended March 31,
	2010	2011

Goodwill	8,117.4	35,238.4
Accumulated amortization	(54.0)	(54.0)
Goodwill, net	8,063.4	35,184.4

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

	Year ended March 31,
	2010	2011

Customer-related intangibles	6,800.5	10,410.1
Accumulated amortization	(5,024.8)	(6,309.7)
Accumulated translation adjustment	(9.6)	(9.6)
Customer related intangibles, net	1,766.1	4,090.8

Asset management and advisory intangibles1	367.0	367.0

Operating lease	..	246.9
Accumulated amortization	..	(22.3)
Operating lease net	..	224.6

Other intangibles	47.0	47.0
Accumulated amortization	(47.0)	(47.0)

Other intangibles, net	..	..
Goodwill and intangible assets, net	10,196.5	39,866.8
1.	With indefinite life.

The following table sets forth, for the periods indicated, the changes in goodwill under U.S. GAAP.

    Rupees in million
	Year ended March 31,
	2010	2011

Opening balance	8,125.6	8,063.4
Goodwill disposed of during the period	(62.2)	..
Goodwill addition during the period	..	27,120.9

Closing balance	8,063.4	35,184.3

The following table sets forth, for the periods indicated, the changes in intangible assets under U.S. GAAP.
    Rupees in million
	Year ended March 31,
	2010	2011
Opening balance	2,580.0	1,766.1
Amortization	(804.3)	(1,307.3)
Disposal	..	(41.6)
Intangible assets relating to acquisitions	..	3,898.0
Translation adjustment during the year	(9.6)	..

Closing balance	1,766.1	4,315.2

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the estimated amortization schedule for intangible assets under U.S. GAAP, on a straight line basis, for the next five years.
Rupees in million
Year ended March 31	Amount

2012	1,695.8
2013	960.8
2014	849.6
2015	490.3
2016	182.3
Thereafter	136.4
Total	4,315.2

The Group has assigned goodwill to reporting units. The group tests its goodwill for impairment on annual basis at a reporting unit level. No goodwill impairment was recorded during the year ended March 31, 2011 and March 31, 2010. Fair value of the reporting units was derived by applying comparable companies multiples method. Under this method, fair value of the reporting units are arrived at by multiplying future maintainable profits of the reporting units with the price earnings multiple.

f)	Employee benefits

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

The following table sets forth, for the periods indicated, the funded status of the plans and the amounts recognized in the financial statements.

Rupees in million
	Year ended March 31,
	2010	2011

Change in benefit obligations
Projected benefit obligations at beginning of the year	2,152.1	2,468.2

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

	Year ended March 31,
	2010	2011

Service cost	293.3	349.8
Interest cost	200.1	373.2
Acquisition/(Divestitures)	(0.5)	2,697.6
Plan amendments	..	6.5
Benefits paid	(186.4)	(396.6)
Actuarial (gain)/loss on obligations	9.6	(457.4)

Projected benefit obligations at the end of the year	2,468.2	5,041.3

Change in plan assets
Fair value of plan assets at beginning of the year	2,414.8	2,689.5
Acquisition/(Divestitures)	10.2	54.4
Fair value of plan assets acquired on acquisition	..	803.0

Actual return on plan assets	381.2	159.6
Employer contributions	69.7	2,026.1
Benefits paid	(186.4)	(396.6)
Plan assets at the end of the year	2,689.5	5,336.0

Funded status	221.3	294.7
Unrecognized actuarial loss	..	..
Unrecognized transitional obligation	..	..
Unrecognized prior service cost	..	..

Amount recognized, net	221.3	294.7

Accumulated benefit obligation at year end	1,566.7	3,255.8

The following table sets forth, for the periods indicated, the components of the net gratuity cost.
       Rupees in million
	Year ended March 31,
	2009	2010	2011

Service cost	302.8	293.3	349.8
Interest cost	197.8	200.1	373.2
Expected return on assets	(128.1)	(200.6)	(247.9)
Amortization of transition asset/liability	2.9	..	6.6
Amortization of prior service cost	7.2	13.2	8.5
Amortized actuarial (gain)/loss	1.6	(0.8)	(18.1)
Curtailment (gain)/loss	..	..	..
Acquisition & divesture (gain)/loss	..	(2.4)	(6.7)
Gratuity cost, net	384.2	302.8	465.4

The discount rate for the corresponding tenure of obligations for gratuity is selected by reference to local government bond rates with a premium added to reflect the additional risk for AAA rated corporate bonds.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine net periodic benefit cost.

	Year ended March 31,
	2009	2010	2011

Discount rate	10.1%	8.7%	9.0%
Rate of increase in the compensation levels	7.0%	7.0%	8.0%
Rate of return on plan assets	8.0%	8.0%	7.8%

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine benefit obligations.

	Year ended March 31,
	2009	2010	2011

Discount rate	8.7%	8.7%	9.0%
Rate of increase in the compensation levels	7.0%	7.0%	8.0%

Plan Assets

The Group determines its assumptions for the expected rate of return on plan assets based on the expected average long-term rate of return over the next 7 to 8 years on the types of investments prescribed as per statutory pattern of investment.

The following table sets forth, for the periods indicated, the Group’s asset allocation for gratuity by asset category based on fair values.
Rupees in million
Assets category	At March 31, 2010	March 31, 2011
Investment in schemes of ICICI Prudential Life Insurance Company Limited
Group balance fund1	297.3	357.9
Group debt fund2	64.8	294.3
Group growth fund3	789.8	822.7
Group short term fund4	587.3	177.5
Group return guaranteed fund5	110.6	117.9
Group Suraksha Scheme6	....	2,000.0
Total investment in schemes of ICICI Prudential Life Insurance Company Limited	1,849.8	3,770.3
Investment in scheme of Life Insurance Corporation of India6	495.0	519.1
Total assets managed by external entities	2,344.8	4,289.4
Special deposit with central government	290.7	368.8
Government debt securities	4.8	334.1
Corporate debt securities	7.7	279.5
Balance with banks	41.5	64.1
Total	2,689.5	5335.9

1.
Objective of the scheme is to provide a balance between long-term capital appreciation and current income through investment in equity as well as fixed income instruments in appropriate proportions. At March 31, 2011 investment primarily in equity, corporate bonds and fixed deposits was 16.7%, 60.1% and 21.2% respectively.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

2.
Objective of the scheme is to provide accumulation of income through investment in various fixed income securities. The scheme provides capital appreciation while maintaining a suitable balance between return, safety and liquidity. The fund invests in debt and money market instruments. At March 31, 2011 investment primarily in corporate bonds and fixed deposits was 72.2% and 26.1% respectively.

3.
Objective of the scheme is to provide long-term capital appreciation through investments in equity and equity-related instruments with a maximum investment of 60% in equity and equity related securities and balance in debt. At March 31, 2011 investment primarily in equity, corporate bonds and fixed deposit was 54.9%, 32.5% and 10.8% respectively.

4.
Objective of the scheme is to provide suitable returns through low risk investments in debt and money market instruments while attempting to protect the capital deployed in the fund. The fund primarily invests in debt with a maturity of less than 5 years and money market instruments. At March 31, 2011 investment primarily in corporate bonds and fixed deposits was 72.8% and 22.5% respectively.

5.	At March 31, 2011 investment primarily in corporate bonds and fixed deposits was 56.8% and 31.8% respectively.
6.	At March 31, 2011 investment primarily in government securities, corporate bonds, fixed deposit and equity was 41.7%, 20.6%, 17.2% and 7.6% respectively.

The following table sets forth, for the periods indicated, the Group’s target asset allocation for gratuity by asset category.

Description	Target asset allocation at March 31, 2011	Target asset allocation at March 31, 2012
Funds managed by external entities	88%	80%
Special deposit with central government	10%	10%
Debt securities	..	8%
Balance with banks	2%	2%
Total	100%	100%

The plan assets primarily consist of investments made in funds managed by external entities, which are primarily in equity, money market instrument and debt in different proportions depending on the objective of schemes. The value of the plan assets in funds managed by ICICI Prudential Life Insurance Company Limited has been arrived at based on the net asset value per unit of individual schemes, which are considered as Level 2 input. The value of plan assets in the form of investments in scheme of Life Insurance Corporation of India and special deposit with the Central Government are derived using Level 1 inputs. The value of plan asset in the form of debt securities is derived using Level 2 input.

ICICI Prudential Life Insurance Company Limited administers the plan fund and it independently determines the target allocation by asset category. The investment strategy is to invest in a prudent manner for providing benefits to the participants of the scheme. The strategies are targeted to produce a return that, when combined with the Group’s contribution to the funds will maintain the fund’s ability to meet all required benefit obligations. ICICI Prudential Life Insurance Company Limited functions within the regulated investment norms.

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

The plan assets are mainly invested in various gratuity schemes of the insurance companies to limit the impact of individual investment. The Group’s entire investment of plan assets is in India and 70.7% investment is in various gratuity schemes of ICICI Prudential Life Insurance Company Limited. Insurers managing the plan assets of the Group consider operational risk, performance risk, credit risk and equity risk in their investment policy as part of their risk management practices.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the benefit expected to be paid in each of the next five fiscal years and thereafter.
 Rupees in million
Amount

Expected Group contributions to the fund during the year ending March 31, 2012	145.0
Expected benefit payments from the fund during year ending March 31,
2012	562.7
2013	618.1
2014	652.9
2015	743.3
2016	936.4
Thereafter	4,868.7

The expected benefits are based on the same assumptions as used to measure the Group’s benefit obligation at March 31, 2011.

Pension

The Group provides for pension, a deferred retirement plan covering certain employees. The plan provides for a pension payment on a monthly basis to these employees on their retirement based on the respective employee’s salary and years of employment with the Group. Employees covered by the pension plan are not eligible for benefits under the provident fund plan, a defined contribution plan. The pension plan pertained to the employees of erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan which were acquired with effect from March 2001, April 2007 and August 2010 respectively. Erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan have separate pension fund that are managed in-house and the liability is totally funded as per the valuation arrived by the actuary. The pension payments to retired employees of erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan employees are being administered by ICICI Prudential Life Insurance Company, for whom the Bank has purchased master annuity policies.

The following table sets forth, for the periods indicated, the funded status of the plan and the amounts recognized in the financial statements.
Rupees in million
	Year ended March 31,
	2010	2011

Change in benefit obligations
Projected benefit obligations at beginning of the year	1,500.3	1,536.4
Service cost	39.8	153.2
Interest cost	132.0	448.3
Acquisition/(divestitures)	..	5,896.8
Liability extinguished on settlement	..	(460.0)
Benefits paid	(372.5)	(160.4)
Curtailment and settlement (gain)/loss	34.9	..
Actuarial (gain)/loss on obligations	202.0	321.2

Projected benefit obligations at the end of the year	1,536.5	7,735.5

Change in plan assets
Fair value of plan assets at beginning of the year	2145.5	1,840.0
Actual return on plan assets	39.1	225.7

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

	Year ended March 31,
	2010	2011

Acquisition/(divestitures)	..	978.8
Liability extinguished on settlement		(511.1)
Employer contributions	28.0	6,094.6
Benefits paid	(372.5)	(160.4)

Plan assets at the end of the year	1,840.1	8,467.6

Funded status	303.6	732.1

Net amount recognized	303.6	732.1

Accumulated benefit obligation at year end	1,216.4	6,215.6

The following table sets forth, for the periods indicated, the components of the net pension cost.

Rupees in million
	Year ended March 31,
	2009	2010	2011

Service cost	47.5	39.8	153.2
Interest cost	148.4	132.0	448.3
Expected return on assets	(117.5)	(169.8)	(156.5)
Curtailment and Settlement (gain)/loss	31.6	34.9	51.1
Actuarial (gain)/loss	2.5	3.8	44.0

Net pension cost	112.5	40.7	540.1

The discount rate for the corresponding tenure of obligations for pension is selected by reference to government security yield with a premium added to reflect the additional risk corresponding to AAA rated corporate bonds.

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine net periodic benefit cost.

	Year ended March 31,
	2009	2010	2011

Discount rate	10.1%	8.7%	8.7%
Rate of increase in the compensation levels	7.0%	7.0%	7.0%
Rate of return on plan assets	8.0%	8.0%	8.0%
Pension increases	3.0%	3.0%	3.0%

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine benefit obligations.

	Year ended March 31,
	2009	2010	2011

Discount rate	8.7%	8.7%	9.1%
Rate of increase in the compensation levels	7.0%	7.0%	7.0%
Pension increases	3.0%	3.0%	3.0%

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

Asset category	Fair value at March 31, 2010	Fair value at March 31, 2011	Target asset allocation at March 31, 2010	Target asset allocation at March 31, 2011
Government debt securities	879.8	841.2	40%	10%
Corporate debt securities	932.0	915.9	60%	10%
Balance with banks	28.3	80.9	..	..
Group Suraksha Scheme of ICICI Prudential Life Insurance Company Limited1	..	6,400.0	..	76%
Others	..	229.5	..	4%
Total	1,840.1	8,467.5	100%	100%
1.	At March 31, 2011 investment primarily in government securities, corporate bonds, fixed deposit and equity was 41.7%, 20.6%, 17.2% and 7.6% respectively.

The inputs to valuation of the government and corporate securities are derived using Level 2 inputs. The value of the plan assets in funds managed by ICICI Prudential Life Insurance Company Limited has been arrived at based on the net asset value per unit of individual schemes, which are considered as Level 2 input.

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

The plan assets of the Group are mainly invested in schemes of ICICI Prudential Life Insurance Company Limited, government and corporate securities. The Group’s entire investment plan assets are in India and 75.6% is in the scheme ICICI Prudential Life Insurance Company Limited. Insurers managing the plan assets of the Group consider operational risk, performance risk, credit risk and equity risk in their investment policy as part of their risk management practices. Further, the risk is sought to be reduced by investing in government securities or relatively low risk securities.

The following table sets forth, the benefit expected to be paid in each of the next five fiscal years and thereafter.
Rupees in million
Amount
Expected Group contributions to the fund during the year ending March 31, 2012	100.0

Expected benefit payments from the fund during year ending March 31,
2012	713.0
2013	729.9

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

2014	781.0
2015	813.4
2016	853.0
Thereafter	4,302.0

The expected benefits are based on the same assumption as used to measure the Group’s benefit obligation at March 31, 2011.

Superannuation

The permanent employees of the Group are entitled to receive retirement benefits under the superannuation scheme operated by the Group. Superannuation is a defined contribution plan under which the Group contributes annually a sum equivalent to 15.0% of the employee’s eligible annual salary based on the option exercised by the employees, either to LIC or ICICI Prudential Life Insurance Company, the managers of the fund, who undertake to pay the lump sum and annuity payments pursuant to the scheme. The Group contributed Rs. 77.5 million, Rs. 89.5 million and Rs. 106.3 million to the employees’ superannuation plan for the years ended March 31, 2009, 2010 and March 31, 2011 respectively.

Provident fund

In accordance with Indian regulations, employees of the Group (excluding those covered under the pension scheme) are entitled to receive benefits under the provident fund, a defined contribution plan, in which, both the employee and the Group contribute monthly at a determined rate. These contributions are made to a fund set up by the Group and administered by a Board of Trustees. The contribution to the employees’ provident fund amounted to Rs. 940.5 million, Rs 872.2 million and Rs. 1,057.8 million for the years ended March 31, 2009, 2010 and March 31, 2011 respectively.

g)	Earnings per share

Basic earnings per share is net income per weighted average equity shares. Diluted earnings per share reflects the effect that existing options would have on the basic earnings per share if they were to be exercised, by increasing the number of equity shares.

The basic and diluted earnings per share under U.S. GAAP differs to the extent that income under U.S. GAAP differs.

The following table sets forth, for the periods indicated, the computation of earnings per share as per U.S. GAAP.
Rupees in million, except per share data
	Year Ended March 31,
	2009		2010		2011

	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings

Net income (before dilutive impact)	34,449.5	34,449.5	45,250.2	45,250.2	54,026.8	54,026.8
Contingent issuances of subsidiaries/equity affiliates	..	(114.8)	..	(125.8)	..	(80.7)

	34,449.5	34,334.7	45,250.2	45,124.4	54,026.8	53,946.1

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

	Year Ended March 31,
	2009		2010		2011

	Basic	Diluted	Basic	Diluted	Basic	Diluted
Common stock
Weighted-average common stock outstanding	1,113.1	1,113.1	1,113.7	1,113.7	1,138.0	1,138.0
Dilutive effect of employee stock options	..	2.2	..	4.5		4.2

Total	1,113.1	1,115.3	1,113.7	1,118.2	1,138.0	1,142.2

Earnings per share
Net income (Rs.)	30.95	30.78	40.63	40.35	47.48	47.23

h)	Income taxes

 Components of deferred tax balances

The following table sets forth, for the periods indicated, components of the deferred tax balances.

  Rupees in million
	At March 31,
	2010	2011

Deferred tax assets
Allowance for loan losses	34,158.7	35,400.0
Available for sale securities	2,622.8	5,900.5
Investments in trading securities	129.2	156.2
Unearned income	5,116.2	9,229.6
Employee retirement	217.9	119.0
Business/capital loss carry forwards	204.2	253.0
Deposits.	..	..
Investments in subsidiaries and affiliates	3,954.4	4,790.5
Other	893.7	2,217.6
	47,297.1	58,066.4
Valuation allowance	(204.2)	(248.8)
Total deferred tax asset	47,092.9	57,817.6

Deferred tax liabilities
Property and equipment	(4,939.9)	(5,987.5)
Investments in subsidiaries and affiliates	(448.3)	(735.5)
Intangibles	(573.2)	(1,421.9)
Long-term debt	(283.2)	(240.1)
Others	(1,862.5)	(1,551.4)

Total deferred tax liability	(8,107.1)	(9,936.4)

Net deferred tax asset	38,985.8	47,881.2
1.
As of March 31, 2011, the Company has not provided for deferred income taxes on the undistributed retained earnings of Rs. 6,917.3 million of its foreign subsidiaries, since these earnings are intended to be reinvested indefinitely. A deferred tax liability will be recognized when the Company no longer demonstrates that it plans to indefinitely reinvest the undistributed earnings. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax asset is dependent on the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, the projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Group will realize the benefits of those deductible differences, net of the existing valuation allowances at March 31, 2010 and 2011. The amount of deferred tax assets considered realizable, however could be reduced in the near term if estimates of future taxable income are reduced.

The Indian statutory tax rate was 30% for the years ended March 31, 2009, 2010 and 2011. The above rate is increased by applicable surcharge and education cess payable on tax and surcharge. During the year ended March 31, 2011, legislation was enacted in the first few months of the fiscal year that changed the amount of the surcharge for that fiscal year and future years. The rate of surcharge was 10.0% for each of the years ended March 31, 2009, 2010 and 7.5% for the year 2011, whereas rate of education cess was 2.0% for each of the years ended March 31, 2009, 2010 and 2011 and additional 1.0% as secondary and higher education cess for each of the years ended March 31, 2009, March 31, 2010 and March 31, 2011 respectively. This resulted in a net statutory tax rate of 33.99%, 33.99% and 33.22% for the years ended March 31, 2009, 2010 and 2011 respectively.

Reconciliation of tax rates

The following table sets forth, for the periods indicated, reconciliation of expected income taxes at statutory income tax rate to income tax expense/(benefit).

                                                                                                                 Rupees in million
	Year ended March 31,
	2009	2010	2011
Income/(loss) before income taxes including non controlling interest 1	47,115.3	59,476.7	75,949.6
Net statutory tax rate	33.99%	33.99%	33.22%
Income tax expense/(benefit) at the statutory tax rate	16,014.5	20,216.1	25,228.6
Increases/(reductions) in taxes on account of:
Special tax deductions available to financial institutions	(767.2)	(923.0)	(1,726.0)
Exempt interest and dividend income	(2,954.6)	(2,221.1)	(1,824.7)
Income charged at rates other than statutory tax rate	(1,667.1)	(2,740.1)	(2,081.0)
Changes in the statutory tax rate	0.0	0.0	802.7
Expenses disallowed for tax purposes	1,902.4	161.0	886.8
Tax on undistributed earnings of subsidiaries	120.9	(624.8)	304.8
Change in valuation allowance	(50.0)	0.0	44.6
Tax adjustments in respect of prior year tax assessments	0.0	(210.7)	35.1
Others	80.5	(50.4)	(93.4)

Income tax expense/(benefit) reported2	12,679.4	13,607.0	21,577.5

1.	Includes income/(loss) before income taxes of foreign subsidiaries of Rs. 8,137.0 million, Rs. 572.4 million and Rs. 1,472.2 million for years ended March 31, 2009, 2010 and 2011 respectively.
2.
Includes current taxes of foreign subsidiaries of Rs. 961.8 million, Rs. 1,422.3 million and Rs. 1,261.4 million and deferred tax (expenses)/benefit  of foreign subsidiaries of Rs. (2,021.8) million, Rs. 1,134 million and Rs. 822.1million for the years ended March 31, 2009, 2010 and 2011 respectively.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The net change in the total valuation allowance for the years ended March 31, 2009, March 31, 2010 and March 31, 2011 was a decrease of Rs. 50.0 million and a decrease of Rs. 657.5 million and an increase of Rs. 44.6 million respectively.

At March 31, 2011, total business loss carry forwards pertaining to the Group’s subsidiaries are Rs. 565.4 million with expiration dates as follows: March 31, 2026: Rs. 99.4 million, March 31, 2025: Rs. 42.6 million, March 31, 2024: Rs. 158.0 million, March 31, 2023: Rs. 210.0 million, March 31, 2022: Rs. 42.6 million, March 31, 2019: Rs. 3.4 million and March 31, 2018: Rs. 9.4 million

Accounting for uncertainty in income taxes

On April 1, 2007 the Company adopted the provisions of FASB ASC Topic 740 “Income Taxes” on accounting for uncertainty in income taxes. Upon adoption, the Company’s policy to include interest and penalties relating to gross unrecognized tax benefits within the income tax expense did not change. However, no interest is attributable in view of the adequate taxes paid by the Company in respect of unrecognized tax benefits. No penalties have been accrued as of March 31, 2011, as the Company believes that the tax positions taken have met the minimum statutory requirements to avoid payment of penalties.

The following table sets forth, for the periods indicated, a reconciliation of the beginning and ending amount of unrecognized tax benefits.
Rupees in million
	Year ended March 31,
	2009	2010	2011

Beginning balance	8,848.3	9,026.8	9,565.7
Increases related to prior year tax positions	..	538.9	227.9
Increases related to current year tax positions	178.5	..	233.7
Decreases related to prior year tax positions	..	..	..
Decreases related to settlements with taxing authorities	..	..	..
Decreases related to lapsing of statute of limitations	..	..	..
Ending balance	9,026.8	9,565.7	10,027.3

The Company’s total unrecognized tax benefits, at March 31, 2009, 2010 and 2011, if recognized, would reduce the tax provisions by Rs 7,902.7 million and Rs. 8,441.6 million and Rs. 8,903.2 million at March 31, 2009, 2010 and 2011, respectively and thereby would affect the Company’s effective tax rate.

The Company’s major tax jurisdiction is India and the assessment is not yet completed for fiscal year 2008 and onwards. However, appeals filed by the Company are pending with various local tax authorities in India from fiscal years 1993 onwards.

Significant changes in the amount of unrecognized tax benefits within the next 12 months cannot be reasonably estimated as the changes would depend upon the progress of tax examinations with various tax authorities.

i)	Other than temporary impairment

The Group has determined that certain unrealized losses on the Group’s investments in equity and debt securities are temporary in nature. The Group conducts a review each year to identify and evaluate investments

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements that have indications of possible impairment. An investment in an equity or debt security is impaired if its fair value falls below its cost and accounting recognition of that decline in value is required if that decline is considered other than temporary. Factors considered in determining whether a loss is temporary include the financial condition and near term prospects of the issuer. For equity securities, individual investments that have fair value of less than 80% of amortized cost are considered for evaluation for other than temporary impairment, after consideration of the length of time the investment has been in an unrealized loss position. Additionally, for equity securities, the impairment evaluation is based on the Group’s intent and ability to hold the investments for a period sufficient to allow for any anticipated recovery, while for debt securities the Group considers whether the investments have been identified for sale or whether it is more likely than not that the Group will be required to sell the investment before recovery of its amortized cost basis less any current period credit loss.

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

The following table sets forth, the fair value of the investments in equity and debt securities and unrealized loss position, which are considered as temporary in nature at March 31, 2011.

                                                                                                                                                                          Rupees in million
Description of securities	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Corporate debt securities	55,507.2	(1,516.9)	33,813.9	(979.8)	89,321.1	(2,496.7)
Government securities	342,481.5	(2,165.7)	305,226.4	(13,938.9)	647,707.9	(16,104.6)
Other securities	24,542.3	(131.3)	14,262.2	(2,745.6)	38,804.5	(2,876.9)
Total debt securities	422,531.0	(3,813.9)	353,302.5	(17,664.3)	775,833.5	(21,478.2)
Marketable equity securities	3,004.4	(583.8)	1,403.3	(151.2)	4,407.7	(735.0)
Other securities	4,850.5	(357.4)	..	..	4,850.5	(357.4)
Total	430,385.9	(4,755.1)	354,705.8	(17,815.5)	785,091.7	(22,570.6)

The following table sets forth, the fair value of the investments in equity and debt securities and unrealized loss position at March 31, 2010.
                                                                                                                                                                    Rupees in million
Description of securities	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Corporate debt securities	18,322.5	(275.1)	63,114.9	(2,085.8)	81,437.4	(2,360.9)
Government securities	288,677.7	(3,572.9)	159,974.1	(8,764.3)	448,651.8	(12,337.2)
Other securities	2,530.9	(1.1)	19,988.6	(5,135.5)	22,519.5	(5,136.6)
Total debt securities	309,531.1	(3,849.1)	243,077.6	(15,985.6)	552,608.7	(19,834.7)

Marketable equity securities	7,042.4	(566.8)	537.8	(83.2)	7,580.2	(650.0)
Other securities	480.0	(111.7)	2,487.6	(836.9)	2,967.6	(948.6)
Total	317,053.5	(4,527.6)	246,103.0	(16,905.7)	563,156.5	(21,433.3)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the total other than temporary impairment recognized on debt securities in an unrealized loss position at March 31, 2011.

                                                                                                                                      Rupees in million
	Impairment losses related to securities that the group does not intend to sell nor will likely be required to sell			Other than impairment losses recognized in earnings for securities that the group intends to sell or more likely than not will be required to sell	Total losses recognized in earnings
Description of securities	Total impairment losses recognized during the year	Portion of other than temporary impairment losses recognized in OCI (before taxes)	Net impairment losses recognized in earnings
Corporate debt securities	180.9	..	180.9	180.6	361.5
Government securities	..	..	..	115.6	115.6
Other securities
Preference shares	1,868.6	..	1,868.6	..	1,868.6
Others	320.7	..	320.7	..	320.7
Total other securities	2,189.3	..	2,189.3	..	2,189.3
Total	2,370.2	..	2,370.2	296.2	2,666.4

The following table sets forth, the total other than temporary impairment recognized on debt securities in an unrealized loss position at March 31, 2010.
Rupees in million
	Impairment losses related to securities that the group does not intend to sell nor will likely be required to sell			Other than impairment losses recognized in earnings for securities that the group intends to sell or more likely than not will be required to sell	Total losses recognized in earnings
Description of securities	Total impairment losses recognized during the year	Portion of other than temporary impairment losses recognized in OCI (before taxes)	Net impairment losses recognized in earnings
Corporate debt securities	11.3	..	11.3	127.3	138.6
Government securities	..	..	..	59.9	59.9
Other securities
Preference shares	1,401.7	1,095.0	306.7	..	306.7
Others	..	..	..	0.2	0.2
Total other securities	1,401.7	1,095.0	306.7	0.2	306.9
Total	1,413.0	1,095.0	318.0	187.4	505.4

The following table sets forth, a 12 month roll forward of cumulative other than temporary impairment credit loss recognized in earnings for AFS debt securities held at March 31, 2011.

Rupees in million
	Balance at March 31, 2010	Credit impairments in earnings on securities not previously impaired	Credit impairments recognized in earnings on securities that have been previously impaired	Reduction due to sales or maturity of credit impaired securities	Reduction of credit losses earlier recognized in earnings which the group intends to sell	Balance at March 31, 2011
Corporate debt securities	11.3	180.9	..	11.3	..	180.9
Other Securities	..	320.7	..	6.9	..	313.8
Preference shares	1,904.4	752.5	1,116.0	79.6	..	3,693.3
Total	1,915.7	1,254.1	1,116.0	97.8	..	4,188.0

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, a 12 month roll forward of cumulative other than temporary impairment credit loss recognized in earnings for AFS debt securities held at March 31, 2010.

Rupees in million
	Balance at March 31, 2009	Credit impairments in earnings on securities not previously impaired	Credit impairments recognized in earnings on securities that have been previously impaired	Reduction due to sales or maturity of credit impaired securities	Reduction of credit losses earlier recognized in earnings which the group intends to sell	Balance at March 31, 2010
Corporate debt securities	172.4	11.3	..	172.4	..	11.3
Preference shares	1,910.0	256.1	50.6	312.3	..	1,904.4
Total	2,082.4	267.4	50.6	484.7	..	1,915.7

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

•
The diminution in the value of marketable equity securities and other securities is not considered as other than temporarily impaired at March 31, 2011 after considering the factors like projects under implementation, strategic nature of investments and the entity’s proposed capacity expansion for improving the marketability of the product, increasing sale trend, cash flows etc. Based on the evaluation and the company’s ability and intent to hold those investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Group does not consider these to be other than temporarily impaired at March 31, 2011.

The Group also holds certain debt investments with other than temporary impairment, which have not been identified for sale and it is not more likely than not that the Group will be required to sell the securities before an anticipated recovery in value other than credit losses, where the amount representing the credit losses has been recognized in earnings and the amount of loss related to other factors has been recognized in other comprehensive income. The credit losses have been determined based on the difference of present value of expected future cash flows of the securities and the amortized cost basis of such securities. The Group bases its estimates of future cash flows on evaluation of the issuer’s overall financial condition, resources and payment record and the realizable value of any collateral, third party guarantees or other credit enhancements. As at 31 March 2011, the Group holds cost method investment amounting Rs. 53,883.5 million. The fair value for such securities has not been estimated in the absence of changes in circumstances that have a significant adverse effect on the fair value of the investments.

j)	Comprehensive income

The following table sets forth, for the periods indicated, details of comprehensive income.
Rupees in million
	Year ended March 31,
	2009	2010	2011

Net income/(loss) (net of tax) excluding non-controlling interest	34,449.5	45,250.2	54,026.8

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

	Year ended March 31,
	2009	2010	2011

Other Comprehensive Income:
Net unrealized gain/(loss) on securities, net of realization & others (net of tax)1	(12,316.3)	9,490.3	(2,259.2)
Translation adjustments2	11,463.0	(3,834.9)	1,267.7
Employee accounting for deferred benefit pensions and other post retirement benefits (net of tax)3	(276.0)	(160.4)	(95.3)

Comprehensive income attributable to ICICI Bank stockholders	33,320.2	50,745.2	52,940.0
Comprehensive income attributable to non-controlling interests	7.2	604.1	351.0
Total comprehensive income	33,327.4	51,349.3	53,291.0
1.	Net of tax effect of Rs. 1,841.0 million, Rs. (1,067.8) million and Rs. 1,146.8 million for the year ended March 31, 2009, March 31, 2010, and March 31, 2011 respectively.
2.	Net of tax effect of Nil, Rs. (3.0) million and Rs. (24.6) million for the year ended March 31, 2009, March 31, 2010, and March 31, 2011 respectively.
3.	Net of tax effect of Rs. 140.6 million, Rs. 46.5 million, and Rs. 44.7 million for the year ended March 31, 2009, March 31, 2010 and March 31, 2011 respectively.

k)	Guarantees

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

The credit risks associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. The current carrying amount of the liability for the Group’s obligations under the guarantees at March 31, 2011 amounted to Rs. 4,208.9 million (March 31, 2010: Rs. 3,485.8 million).

The following table sets forth, the details of guarantees outstanding at March 31, 2011.
Rupees in million
Nature of guarantee	Maximum potential amount of future payments under guarantee

	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total

Financial guarantees	161,023.3	52,837.6	28,447.1	1,942.0	244,250.0
Performance guarantees	269,983.5	215,251.0	86,935.9	38,439.8	610,610.2

Total guarantees	431,006.8	268,088.6	115,383.0	40,381.8	854,860.2

The Group has collateral available to reimburse potential losses on its guarantees. Margins in the form of cash and fixed deposit available to the Group to reimburse losses realized under guarantees amounted to Rs. 25,318.8 million (March 31, 2010: Rs. 17,799.1 million). Other property or security may also be available to the Group to cover losses under these guarantees.

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

22.	Regulatory matters

Statutory liquidity requirement

In accordance with the Banking Regulation Act, 1949, the Bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid unencumbered assets like cash, gold and approved securities. The amount of securities required to be maintained at March 31, 2011 was Rs. 614,292.0 million (March 31, 2010: Rs. 567,435.1 million), and the Bank complied with the requirement throughout the year.

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

The Reserve Bank of India has stipulated that the minimum capital maintained by banks on adoption of the Basel II framework shall be subject to a prudential floor, which shall be higher of the minimum capital required as per Basel II or a specified percentage of the minimum capital required as per Basel I (80% at March 31, 2011). The computation under Reserve Bank of India guidelines on Basel II results in a higher

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements minimum capital requirement as compared to Basel I and hence the capital adequacy at March 31, 2011 has been maintained and reported by the Bank as per Reserve Bank of India guidelines on Basel II.

 The total capital adequacy ratio of the Bank calculated in accordance with the Reserve Bank of India guidelines on Basel II at March 31, 2011 is 19.54% (March 31, 2010: 19.41%) while the total capital adequacy ratio as per the Basel I framework is 17.63% on that date (March 31, 2010: 19.14%). These are based on unconsolidated financial statements as per Indian GAAP

23.	Comparative figures

Figures of the previous year have been regrouped to conform to the current year presentation.

For and on behalf of Board of Directors

/s/ Chanda Kochhar Chanda Kochhar Managing Director & CEO	/s/ N. S. Kannan N. S. Kannan Executive Director & CFO

/s/ Rakesh Jha Rakesh Jha Deputy Chief Financial Officer	/s/ Sandeep Batra Sandeep Batra Group Compliance Officer & Company Secretary

Place: Mumbai
Date:  September 27, 2011